Form 20-F
period 2009-12-31
Banco Santander (Brasil) S.A.
filed 2010-06-09
CIK 1471055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number:  001-34476
BANCO SANTANDER (Brasil), S.A.
(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2235 and 2041 – Bloco A
Vila Olímpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive offices)

James H. Bathon, Chief Legal Officer
Banco Santander, S.A.
New York Branch
45 E. 53rd Street
New York, New York 10022
(212) 350-3500
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing the right to receive 55 common shares, no par value, and 50 preferred shares, no par value, of Banco Santander (Brasil), S.A.	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

212,841,731,754 common shares
186,202,385,151 preferred shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes      ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes      ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17      ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes       ☒  No

BANCO SANTANDER (BRASIL), S.A.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil.  All references to “U.S. dollars”, “dollars” or “U.S.$” are to United States dollars.  All references to the “euro”, “euros” or “€” are to the common legal currency of the member states participating in the European Economic and Monetary Union.  References to “CI$” are to Cayman Island dollars.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency since 2004.

Solely for the convenience of the reader, we have translated certain amounts included in “Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the exchange rate as reported by the Central Bank of Brazil, or “Central Bank”, as of December 31, 2009, which was R$1.7412=U.S.$1.00, or on the indicated dates (subject to rounding adjustments).  We make no representation that the real or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular exchange rate or at all.

Certain figures included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Financial Statements

We maintain our books and records in reais, our functional currency and presentation currency for the consolidated financial statements.

This annual report contains our consolidated financial statements as of December 31, 2009 and 2008, and for the years ended December 31, 2009, 2008 and 2007.  Such consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, whose report is included herein.

As discussed in notes 3 and 26 to our consolidated financial statements, on August 29, 2008, Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. (collectively, Banco Real) became our wholly-owned subsidiaries pursuant to a share exchange transaction (incorporação de ações).  As a consequence of this transaction, our results of operations for the year ended December 31, 2008 are not comparable to our results of operations for the year ended December 31, 2007 because of the consolidation of Banco Real in our financial statements as from August 30, 2008. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisition of Banco Real”.

IFRS differs in certain significant respects from U.S. GAAP.  IFRS also differs in certain significant respects from Brazilian GAAP.  Note 45 to our audited financial statements for the years ended December 31, 2009 and 2008, included herein, contains information relating to certain differences between IFRS and Brazilian GAAP.

We prepare and will continue to prepare statutory financial statements in accordance with Brazilian GAAP.  As we are required to follow Brazilian Central Bank regulations, we have not adopted in our consolidated financial statements prepared in accordance with Brazilian GAAP the accounting rules issued by the Accounting Rules Committee (Comitê de Pronunciamentos Contábeis), or “CPC”, and approved by the CVM to the extent that such rules have not been adopted by the Brazilian Central Bank.  Under CMN Resolution No. 3786, dated September 24, 2009, as of December 31, 2010, our statutory consolidated financial statements must be prepared in accordance with IFRS.  See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Auditing Requirements”.

This annual report includes pro forma consolidated financial information at and for the year ended December 31, 2008 that gives effect to our incorporation of Banco Real as if the acquisition of Banco Real by the Santander Group and the share exchange transaction (incorporaçaõ de ações) had occurred as of January 1, 2008.  See “Unaudited Pro Forma Consolidated Financial Information”.

Market Share and Other Information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from internal surveys, market research, publicly available information and industry publications.  We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian association of credit card companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços), or “ABECS”; the Brazilian association of leasing companies (Associação Brasileira de Empresas de Leasing), the Brazilian association of savings and mortgage financing entities (Associação Brasileira de Crédito Imobiliário e Poupança), the Brazilian bank federation (FEBRABAN — Federação Brasileira de Bancos) or “FEBRABAN”; the Brazilian development bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES”; the Brazilian Institute of Geography and Statistics, or the “IBGE”; the Central Bank; the Central Bank system (Sistema do Banco Central), or “SISBACEN”, a Central Bank database; the Getulio Vargas Foundation (FGV — Fundação Getúlio Vargas), or “FGV”; the insurance sector regulator (Superintendência de Seguros Privados), or “SUSEP”; the national association of financial and capital markets entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or “ANBIMA”; and the national federation of private retirement and life insurance (Federação Nacional de Previdência Privada e Vida), or “FENAPREVI”, among others.  Industry and government publications, including those referenced here, generally state that the information presented therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed.  Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications.  We do not make any representation as to the accuracy of such information.

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, mainly in “Risk Factors”, “Operating and Financial Review and Prospects” and “Business”.  Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the Securities Act and the Exchange Act.

Our estimates and forward-looking statements are based mainly on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations.  Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us.  Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	increases in defaults by our customers and in impairment losses;

•	decreases in deposits, customer loss or revenue loss;

•	increases in provisions for contingent liabilities;

•	our ability to sustain or improve our performance;

•	changes in interest rates which may, among other effects, adversely affect margins;

•	competition in the banking, financial services, credit card services, insurance, asset management and related industries;

•	government regulation and tax matters;

•	adverse legal or regulatory disputes or proceedings;

•	credit, market and other risks of lending and investment activities;

•	decreases in our level of capitalization;

•	changes in market value of Brazilian securities, particularly Brazilian government securities;

•	changes in regional, national and international business and economic conditions and inflation; and

•	other risk factors as set forth under “Risk Factors”.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify estimates and forward-looking statements.  Estimates and forward-looking statements are intended to be accurate only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors.  Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance.  Our future results may differ materially from those expressed in these estimates and forward-looking statements.  You should therefore not make any investment decision based on these estimates and forward-looking statements.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.           Directors and Senior Management

Not applicable.

B.           Advisers

Not applicable.

C.           Auditors

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

A.           Offer Statistics

Not applicable.

B.           Method and Expected Timetable

Not applicable.

ITEM 3.  KEY INFORMATION

A.           Selected Financial Data

Financial information for Santander Brasil at and for the years ended December 31, 2009, 2008 and 2007 has been derived from the audited consolidated financial statements prepared in accordance with IFRS.  See “Item 18. Financial Statements”.  Financial information for Banco Real has been consolidated with our financial statements since August 30, 2008.  Our results of operations for the year ended December 31, 2008 are not comparable to our results of operations for the year ended December 31, 2007 because of the consolidation of Banco Real in our financial statements as from August 30, 2008.  See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisition of Banco Real”.

Santander Brasil financial data at December 31, 2005 and for the years ended December 31, 2006 and 2005 has been derived from unaudited combined financial statements prepared in accordance with Brazilian GAAP.  Santander Brasil financial data at December 31, 2006 has been derived from audited consolidated financial statements prepared in accordance with Brazilian GAAP.  Because of the material differences in criteria and presentation between Brazilian GAAP and IFRS, such information is not comparable with our financial statements prepared in accordance with IFRS.  For a discussion of such differences, see note 45 to our consolidated financial statements.

The pro forma summary financial data for Santander Brasil for the year ended December 31, 2008 has been derived from the unaudited pro forma consolidated financial information included elsewhere in this annual report, which gives effect to our incorporation of Banco Real as if the acquisition of Banco Real by the Santander Group and the share exchange transaction (incorporação de ações) had occurred as of January 1, 2008.

This financial information should be read in conjunction with our audited financial statements and the related notes and “Operating and Financial Review and Prospects” included elsewhere in this annual report.

Santander Brasil Income Statement Data in Accordance with IFRS

	Santander Brasil
	For the years ended December 31,
	2009	2009	2008 (pro forma)	2008	2007
	(in millions of U.S.$, except as otherwise indicated)(1)	(in millions of R$, except as otherwise indicated)
Interest and similar income	22,595	39,343	38,102	23,768	13,197
Interest expense and similar charges	(9,864)	(17,176)	(18,872)	(12,330)	(7,002)
Net interest income	12,731	22,167	19,230	11,438	6,195
Income from equity instruments	17	30	39	37	36
Share of results of entities accounted for using the equity method	169	295	305	112	6
Fee and commission income	4,105	7,148	6,849	4,809	3,364
Fee and commission expense	(523)	(910)	(983)	(555)	(266)
Gains/losses on financial assets and liabilities (net)	1,560	2,716	(485)	(1,286)	1,517
Exchange differences (net)	(29)	(51)	1,261	1,476	382
Other operating income (expenses)	(66)	(115)	(74)	(60)	133
Total income	17,965	31,280	26,143	15,971	11,367
Administrative expenses	(6,287)	(10,947)	(11,532)	(7,185)	(4,460)
Depreciation and amortization	(717)	(1,249)	(1,236)	(846)	(580)
Provisions (net)(2)	(1,999)	(3,481)	(1,702)	(1,230)	(1,196)
Impairment losses on financial assets (net)(3)	(5,724)	(9,966)	(6,570)	(4,100)	(2,160)
Impairment losses on other assets (net)	(517)	(901)	(85)	(77)	(298)
Gains/losses on disposal of assets not classified as non-current assets held for sale	1,935	3,369	33	7	1
Gains/losses on disposal of non-current assets held for sale	18	32	22	9	13
Profit before tax	4,673	8,137	5,072	2,549	2,687
Income tax	(1,510)	(2,629)	(1,159)	(170)	(784)
Consolidated profit for the period	3,163	5,508	3,913	2,379	1,903
Earnings per share
Basic and diluted earnings per 1,000 shares
Common shares (reais)		15.32	11.65	11.59	14.02
Preferred shares (reais)		16.85	12.81	12.75	15.43
Common shares (U.S. dollars)(1)		8.80	6.69	6.66	8.05
Preferred shares (U.S. dollars)(1)		9.68	7.36	7.44	8.86

	Santander Brasil
	For the years ended December 31,
	2009	2009	2008 (pro forma)	2008	2007
	(in millions of U.S.$, except as otherwise indicated)(1)	(in millions of R$, except as otherwise indicated)
Dividends and interest on capital per 1,000 shares(4)
Common shares (reais)				4.26	16.30
Preferred shares (reais)				4.69	17.93
Common shares (U.S. dollars)(1)				2.45	9.36
Preferred shares (U.S. dollars)(1)				2.69	10.30
Weighted average shares outstanding (in thousands) – basic and diluted
Common shares		183,650,861	171,800,386	104,926,194	69,383,705
Preferred shares		159,856,132	149,283,961	91,168,064	60,285,449
______________
(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2009 for reais into U.S. dollars of R$1.7412 to U.S.$1.00.

(2)	Mainly provisions for legal and tax contingencies.

(3)	Net provisions to the credit loss allowance less recoveries of loans previously written off.

(4)	Includes dividends based on net income and dividends based on reserves.

Santander Brasil Balance Sheet Data in Accordance with IFRS

	Santander Brasil
	At December 31,
	2009	2009	2008	2007
	(in millions of U.S.$)(1)	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank	15,661	27,269	23,700	22,277
Financial assets held for trading	11,553	20,116	19,986	12,293
Other financial assets at fair value through profit or loss	9,358	16,295	5,575	1,648
Available-for-sale financial assets	26,652	46,406	30,736	9,303
Loans and receivables	87,390	152,163	162,725	55,034
Hedging derivatives	94	163	106	—
Noncurrent assets held for sale	99	172	113	32
Investments in associates	241	419	634	55
Tangible assets	2,126	3,702	3,829	1,111
Intangible assets	18,159	31,618	30,995	1,799
Tax assets	9,062	15,779	12,920	4,223
Other assets	1,075	1,871	2,871	544
Total assets	181,469	315,973	294,190	108,319
Liabilities
Financial liabilities held for trading	2,547	4,435	11,210	4,650
Other financial liabilities at fair value through profit or loss	1	2	307	690
Financial liabilities at amortized cost	116,912	203,568	213,973	84,781
Deposits from the Brazilian Central Bank	138	240	185	—
Deposits from credit institutions	12,035	20,956	26,325	18,217
Customer deposits	85,826	149,440	155,495	55,147
Marketable debt securities	6,570	11,439	12,086	2,806
Subordinated liabilities	6,493	11,305	9,197	4,210
Other financial liabilities	5,851	10,188	10,685	4,401
Hedging derivatives	6	10	265	—

	Santander Brasil
	At December 31,
	2009	2009	2008	2007
	(in millions of U.S.$)(1)	(in millions of R$)
Liabilities for insurance contracts	8,917	15,527	—	—
Provisions(2)	5,445	9,480	8,915	4,816
Tax liabilities	5,431	9,457	6,156	1,719
Other liabilities	2,428	4,228	3,527	1,454
Total liabilities	141,688	246,707	244,353	98,111
Shareholders’ equity	39,459	68,706	49,318	8,671
Minority interests	1	1	5	—
Valuation adjustments	321	559	514	1,537
Total equity	39,781	69,266	49,837	10,208
Total liabilities and equity	181,469	315,973	294,190	108,319
Average assets	171,246	298,174	163,621	100,243
Average interest-bearing liabilities	105,865	184,332	109,455	69,204
Average shareholders’ equity	32,272	56,192	23,110	10,521
______________
(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2009 for reais into U.S. dollars of R$1.7412 to U.S.$1.00.

(2)	Provisions for pensions and contingent liabilities.

Santander Brasil Ratios

	At and for the years ended December 31,
	2009	2008	2007
Profitability and performance
Net yield(1)	9.7%	8.6%	7.2%
Return on average total assets	1.8%	1.5%	1.9%
Return on average shareholder’s equity	9.8%	10.3%	18.1%
Adjusted return on average shareholder’s equity(2)	19.3%	16.8%	18.1%
Capital adequacy
Average shareholder’s equity as a percentage of average total assets	18.8%	14.1%	10.5%
Average shareholder’s equity excluding goodwill as a percentage of average total assets excluding goodwill(2)	10.5%	9.2%	10.5%
Basel capital adequacy ratio(3)	25.6%	14.7%	14.2%
Asset quality
Nonperforming assets as a percentage of total loans(4)	7.2%	5.4%	4.1%
Nonperforming assets as a percentage of total assets(4)	3.1%	2.6%	2.2%
Nonperforming assets as a percentage of computable credit risk(4)(5)	6.2%	4.7%	3.2%
Allowance for credit losses as a percentage of non-performing assets(4)	101.7%	105.8%	107.5%
Allowance for credit losses as a percentage of total loans	7.3%	5.7%	4.4%
Net loan charge-offs as a percentage of total loans	6.2%	2.3%	4.7%
Nonperforming assets as a percentage of shareholders’ equity(4)	14.4%	15.7%	24.1%
Nonperforming assets as a percentage of shareholders’ equity excluding goodwill(2)(4)	24.5%	35.4%	24.1%
Liquidity
Total loans, net as a percentage of total funding	66.4%	66.0%	60.7%
Deposits as a percentage of total funding	88.2%	89.5%	91.3%
Other Information

Efficiency
Efficiency ratio(6)	35.0%	45.0%	39.2%
______________
(1)	Net yield is defined as net interest income (including dividends on equity securities) divided by average interest earning assets.

(2)
“Adjusted return on average shareholder’s equity”, “Average shareholder’s equity excluding goodwill as a percentage of average total assets excluding goodwill” and “Nonperforming assets as a percentage of shareholder’s equity excluding goodwill” are non-GAAP financial measurements which adjust “Return on average shareholder’s equity”, “Average shareholder’s equity as a percentage of average total assets” and “Nonperforming assets as a percentage of shareholder’s equity”, to exclude the R$27.5 billion goodwill arising from the acquisition of Banco Real in 2008.

The reconciliation below presents the calculation of these non-GAAP financial measurements from each of their most directly comparable GAAP financial measurements.  Such reconciliation was made only for the year ended December 31, 2009 and 2008 because goodwill was not material in the year ended December 31, 2007 and, accordingly, the ratios presented are unaffected by the exclusion of goodwill.

	At and for the Year Ended December 31,
	2009	2008
Return on average shareholder’s equity:
Consolidated profit for the year	5,507,964	2,378,626
Average shareholder’s equity	56,191,917	23,109,873
Return on average shareholder’s equity	9.8%	10.3%
Adjusted return on average shareholder’s equity:
Consolidated profit for the year	5,507,964	2,378,626
Average shareholder’s equity	56,191,917	23,109,873
Average goodwill	27,713,675	8,924,823
Average shareholder’s equity excluding goodwill	28,478,242	14,185,050
Adjusted return on average shareholder’s equity	19.3%	16.8%
Average shareholder’s equity as a percentage of average total assets:
Average shareholder’s equity	56,191,917	23,109,873
Average total assets	298,173,433	163,621,250
Average shareholder’s equity as a percentage of average total assets	18.8%	14.1%
Average shareholder’s equity excluding goodwill as a percentage of average total assets excluding goodwill:
Average shareholder’s equity	56,191,917	23,109,873
Average Goodwill	27,713,675	8,924,823
Average shareholder’s equity excluding goodwill	28,478,242	14,185,050
Average total assets	298,173,433	163,621,250
Average Goodwill	27,713,675	8,924,823
Average total assets excluding goodwill	270,459,758	154,696,427
Average shareholder’s equity excluding goodwill as a percentage of average total assets excluding goodwill	10.5%	9.2%
Nonperforming assets as a percentage of shareholder’s equity:
Nonperforming assets	9,899,884	7,730,464
Shareholder’s equity	68,706,363	49,317,582
Nonperforming assets as a percentage of shareholder’s equity	14.4%	15.7%
Nonperforming assets as a percentage of shareholder’s equity excluding goodwill:
Nonperforming assets	9,899,884	7,730,464
Shareholder’s equity	68,706,363	49,317,582
Goodwill	28,312,236	27,488,426
Shareholder’s equity excluding goodwill	40,394,127	21,829,156
Nonperforming assets as a percentage of shareholder’s equity excluding goodwill	24.5%	35.4%

Our calculation of these non-GAAP measures may differ from the calculation of similarly titled measures used by other companies.  We believe that these non-GAAP financial measures provide useful information to investors because the substantial impact of the R$27.5 billion goodwill arising from the acquisition of Banco Real during the year ended December 31, 2008 masks the significance of other factors affecting shareholders’ equity and the related ratios.  In addition, consistent with the guidance provided by the Basel II framework with respect to capital measurement, in all measures used to manage our business, we consider shareholders’ equity excluding goodwill.

We believe that exclusion of goodwill from shareholders’ equity, in addition to being consistent with Basel II, reflects the economic substance of our capital because goodwill is not an asset that can absorb cash losses, and we do not otherwise take it into account in managing our operations.  Accordingly, we believe that the non-GAAP measures presented are useful to investors because they reflect the economic substance of our capital.  The limitation associated with the exclusion of goodwill from shareholders’ equity is that it has the effect of excluding a portion of the total investment in our assets.  We compensate for this limitation by also considering shareholders’ equity including goodwill, as set forth in the above table.

(3)
In July 2008, new regulatory capital measurement rules, which implement the Basel II standardized approach, went into effect in Brazil, including a new methodology for credit risk and operational risk measurement, analysis and management.  As a result, our capital adequacy ratios as of any date after July 2008 are not comparable to our capital ratios as of any prior date.  Our Basel capital adequacy ratios are calculated excluding goodwill, in accordance with the Basel II standardized approach (provided by the “International Convergence of Capital Measurement and Capital Standards —A Revised Framework Comprehensive Version” issued by the Basel Committee on Banking Supervision from the Bank for International Settlements).

(4)	Nonperforming assets include all credits past due by more than 90 days and other doubtful credits.

(5)	Computable credit risk is the sum of the face amounts of loans and leases (including nonperforming assets), guarantees and documentary credits.

(6)	Efficiency ratio is defined as administrative expenses divided by total income.

Santander Brasil Income Statement Data in Accordance with Brazilian GAAP

	Santander Brasil
	For the years ended December 31,
	2006	2005
	Combined Predecessor Banks
	(in millions of R$)
Financial income
Lending operations	6,885	5,420
Leasing operations	83	86
Securities transactions	5,393	5,100
Derivative financial instruments	828	1,148
Foreign exchange portfolio	83	242
Compulsory investments	382	387
Total financial income	13,654	12,383
Financial expenses
Funding operations	(6,614)	(5,719)
Borrowings and on-lendings	(485)	(411)
Allowance for loan losses	(1,523)	(817)
Total financial expenses	(8,622)	(6,947)
Total profit from financial operations	5,032	5,436
Other operating (expenses) income
Income from services rendered	2,964	2,410
Personnel expenses	(1,942)	(1,949)
Other administrative expenses	(2,591)	(2,422)
Tax expenses	(706)	(669)

	Santander Brasil
	For the years ended December 31,
	2006	2005
	Combined Predecessor Banks
	(in millions of R$)
Investments in affiliates and subsidiaries	4	1
Other operating income (expenses)	(1,266)	(431)
Income (loss) from operations	1,495	2,376
Non-operating income (expense)	(45)	(369)
Income (loss) before taxes on income, profit sharing	1,450	2,007
Income and social contribution taxes	50	(63)
Profit sharing	(299)	(258)
Income before minority interest	1,201	1,686
Minority interest	–	(34)
Net income (loss)	1,201	1,652

Santander Brasil Balance Sheet Data in Accordance with Brazilian GAAP

	Santander Brasil
	At December 31,
	2006	2005
	Santander Brasil	Combined Predecessor Banks
	(in millions of R$)
Current and noncurrent assets
Cash	1,179	1,592
Interbank investments	5,309	10,267
Securities and derivative financial instruments	39,631	28,686
Credit portfolio, net	35,887	27,785
Other assets	18,259	14,883
Total current and noncurrent assets	100,265	83,213
Permanent assets	1,762	1,692
Total assets	102,027	84,905
Liabilities
Deposits	31,792	29,799
Securities sold under repurchase agreements	25,475	20,000
Funds from acceptance and issuance of securities	1,435	977
Foreign borrowings	9,960	7,617
Other liabilities	25,389	19,086
Total liabilities	94,051	77,479
Shareholder’s equity	7,976	7,426
Total liabilities and stockholders’ equity	102,027	84,905

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely and, since then, the real/U.S. dollar exchange rate has fluctuated considerably.  Until early 2003, the value of the real declined in relation to the U.S. dollar and then began to stabilize.  The real appreciated against the U.S. dollar in 2004-2007.  In 2008, as a result of the worsening of the world economic crisis, the real depreciated 32.0% against the U.S. dollar, and on December 31, 2008 the exchange rate of the real in relation to the U.S. dollar was R$2.3370 per US$1.00.

On December 31, 2009, the real/U.S. dollar exchange rate was R$1.7412 per US$1.00.  In the past, the Central Bank has intervened occasionally to control unstable movements of exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate through a currency band system or otherwise.  The real may fluctuate against the U.S. dollar substantially in the future.  For further information on these risks, see “—D. Risk Factors—Risks Relating to Brazil—Exchange rate instability may have a material adverse effect on the Brazilian economy and on us.”

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated:

	Period-end	Average (1)	Low	High
	(per U.S. dollar)
Year:
2004	2.6544	2.9257	2.6544	3.2051
2005	2.3407	2.4341	2.1633	2.7621
2006	2.1380	2.1771	2.0586	2.3711
2007	1.7713	1.9483	1.7325	2.1556
2008	2.3370	1.8375	1.5593	2.5004
2009	1.7412	1.9958	1.6989	2.4473

	Period-end	Average (1)	Low	High
Month Ended:
June 2009	1.9516	1.9576	1.9301	2.0074
July 2009	1.8726	1.9328	1.8726	2.0147
August 2009	1.8864	1.8452	1.8181	1.8864
September 2009	1.7781	1.8198	1.7781	1.9038
October 2009	1.7440	1.7384	1.7037	1.7844
November 2009	1.7505	1.7262	1.6989	1.7640
December 2009	1.7412	1.7518	1.7310	1.7846
January 2010	1.8740	1.7790	1.7219	1.8740
February 2010	1.8102	1.8408	1.8038	1.8765
March 2010	1.7810	1.7850	1.7630	1.8230
April 2010	1.7300	1.7560	1.7300	1.7800

______________
Source: Central Bank

(1)	Represents the average of the exchange rates on the closing of each business day during the period.

Exchange rate fluctuation will affect the U.S. dollar equivalent of the market price of our units on the BM&FBOVESPA, as well as the U.S. dollar value of any distributions we make with respect to our units, which will be made in reais.  See “—D. Risk Factors—Risks Relating to Brazil”.

Our parent company, Santander Spain, reports its financial condition and results of operations in euros.  As of December  31, 2009, the exchange rate for euro to real was R$2.4996 per €1.00.

B.           Capitalization and indebtedness

Not applicable.

C.           Reasons for the offer and use of proceeds

Not applicable.

D.           Risk Factors

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur.  As a result, the market price of our units and the American Depositary Shares (“ADSs”) could decline, and you could lose all or part of your investment.  We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.  This involvement, together with Brazil’s political and economic conditions, could adversely affect our financial condition and the market price of our securities.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policies and regulations.  The Brazilian government’s actions to control inflation and other policies and regulations historically have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency fluctuations, capital controls and limits on imports.  Our business, financial condition and results of operations, as well as the market price of our securities, may be adversely affected by changes in policies or regulations involving, among others:

•	interest rates;

•	exchange rates and controls and restrictions on the movement of capital out of Brazil (such as those briefly imposed in 1989 and early 1990);

•	currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets; and

•	tax and regulatory policies.

Although the Brazilian government has implemented sound economic policies over the past few years, uncertainty over whether the Brazilian government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and in the securities issued abroad by Brazilian issuers.  These uncertainties and other developments in the Brazilian economy may adversely affect us and the market value of our securities.

Government efforts to control inflation may hinder the growth of the Brazilian economy and could harm our business.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world.  Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may in the future have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates and high compulsory deposit requirements may restrict Brazil’s growth and the availability of credit, reduce our loan volumes and increase our loan loss provisions.  Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our interest rate spreads.

Since 2001, the Central Bank has adjusted the base interest rate on a regular basis.  The Central Bank reduced the base interest rate during the second half of 2003 and the first half of 2004.  In order to control inflation, the Central Bank increased the base interest rate several times from 16.0% per annum on August 18, 2004 to 19.75% on May 18, 2005.  During the following two years, favorable macroeconomic figures and controlled inflation within the Central Bank target range led the Central Bank to lower the base interest rate several times from 18.0% in December of 2005 to 11.25% in September of 2007.  In April and June of 2008, however, the Central Bank increased the base interest rate by 0.5% to 12.25%, due to the macroeconomic conditions and the expectations of inflation in 2008.  In July 2009, the Central Bank reduced the base interest rate to 8.75% in order to encourage an increase in the availability of credit.  The rate remained at 8.75% until April 28, 2010, when the Central Bank increased it to 9.50%.

As a bank in Brazil, the vast majority of our income, expenses, assets and liabilities are directly tied to interest rates.  Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations.  Although increases in the base interest rate typically enable us to increase financial margins, such increases could adversely affect our results of operations by, among other things, reducing demand for our credit and investment products, increasing our cost of funds and increasing the risk of customer default.  Decreases in the base interest rate could also adversely affect our results of operations by, among other things, decreasing the interest income we earn on our interest-earning assets and lowering margins.

Exchange rate instability may have a material adverse effect on the Brazilian economy and on us.

The Brazilian currency has during the past decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching a selling exchange rate of R$3.53 per U.S.$1.00 at the end of 2002.  Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.559 per U.S.$1.00 in August 2008.  As a result of the crisis in the global financial markets since mid-2008, the real depreciated 31.9% against the U.S. dollar over the course of 2008 and reached R$2.337 per U.S.$1.00 on December 31, 2008.  The real recovered in the second half of 2009, reaching R$1.7412 per U.S.$1.00 on December 31, 2009, mainly due to the recovery of consumer confidence, export and foreign investments in the second half of the year.  On April 30, 2010, the exchange rate was R$1.7306 per U.S.$1.00.

Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations.  Additionally, depreciation of the real could make our foreign currency-linked obligations and funding more expensive, negatively affect the market price of our securities portfolios and have similar consequences for our borrowers.  Conversely, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange currency accounts, as well as dampen export-driven growth.  Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

Developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect our access to financing and the market price of our securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States and other Latin American and emerging market countries.  Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers.  Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities.  This could adversely affect the market price of our securities, restrict our access to the capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

In addition, the global financial crisis has had significant consequences in Brazil, such as stock and credit market volatility, unavailability of credit, higher interest rates, a general economic slowdown, volatile exchange rates, among others, which may, directly or indirectly, adversely affect us and the market price of our units.

Risks Relating to the Brazilian Financial Services Industry

We are exposed to the effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil.

The financial global markets have deteriorated sharply since the end of 2007. Major financial institutions, including some of the largest global commercial banks, investment banks and insurance companies have been experiencing significant difficulties, especially lack of liquidity and depreciation of financial assets. These difficulties have constricted the ability of a number of major global financial institutions to engage in further lending activity and have caused losses. In addition, defaults by, and doubts about the solvency of certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by, and bankruptcies of, other institutions.

We are exposed to the disruptions and volatility in the global financial markets because of their effects on the financial and economic environment in the countries in which we operate, especially Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. We lend primarily to Brazilian borrowers, and these effects could materially and adversely affect our customers and increase our non-performing loans, resulting in increased risk associated with our lending activity and requiring us to make corresponding revisions to our risk management and loan loss reserve models. For example, in 2009, we experienced an increase in our nonperforming loans overdue above 90 days from 5.4% of total loans on December 31, 2008 to 7.2% on December 31, 2009.

The global financial downturn has had significant consequences for Brazil and other countries in which we operate, including stock, interest and credit market volatility, a general economic slowdown, and volatile exchange rates that may, directly or indirectly, adversely affect the market price of Brazilian securities and have a material adverse effect on us. In addition, institutional failures and disruption of the financial markets in Brazil and the other countries in which we operate could restrict our access to the public equity and debt markets.

Continued or worsening disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil and the other countries in which we operate, which could have a material adverse effect on us.

Changes in regulation may negatively affect us.

Brazilian financial markets are subject to extensive and continuous regulatory review by the Brazilian government, principally by the Central Bank and the CVM.  We have no control over government regulations, which govern all aspects of our operations, including regulations that impose:

•	minimum capital requirements;

•	compulsory deposit and/or reserve requirements;

•	requirements for investments in fixed rate assets;

•	lending limits and other credit restrictions, including compulsory allocations;

•	limits and other restrictions on fees;

•	limits on the amount of interest banks can charge or the period for capitalizing interest;

•	accounting and statistical requirements; and

•	other requirements or limitations in the context of the global financial crisis.

The regulatory structure governing Brazilian financial institutions is continuously evolving, and the Central Bank has been known to react actively and extensively to developments in our industry.  For example, in early 2008, the Central Bank created a compulsory deposit requirement on interbank deposits from leasing companies.  This had an adverse effect on our cost of funding because our leasing company invests most of its available cash in interbank deposits with us.  In February 2010, the Central Bank increased compulsory deposits to the levels which were in place before the deterioration of the markets in 2008.  The measures of the Central Bank and the amendment of existing laws and regulations, or the adoption of new laws or regulations, could adversely affect our ability to provide loans, make investments or render certain financial services.

Our securities and derivative financial instruments are subject to market price and liquidity variations due to changes in economic conditions and may produce material losses.

Financial instruments and securities represent a significant amount of our total assets.  Any realized or unrealized future gains or losses from these investments or hedging strategies could have a significant impact on our income.  These gains and losses, which we account for when we sell or mark-to-market investments in financial instruments, can vary considerably from one period to another.  If, for example, we enter into derivatives transactions to protect ourselves against decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses.  We cannot forecast the amount of gains or losses in any future period, and the variations experienced from one period to another do not necessarily provide a meaningful forward-looking reference point.  Gains or losses in our investment portfolio may create volatility in net revenue levels, and we may not earn a return on our consolidated investment portfolio, or on a part of the portfolio in the future.  Any losses on our securities and derivative financial instruments could materially and adversely affect our operating income and financial condition.  In addition, any decrease in the value of these securities and derivatives portfolios may result in a decrease in our capital ratios, which could impair our ability to engage in lending activity at the levels we currently anticipate.

The increasingly competitive environment and recent consolidations in the Brazilian financial services market may adversely affect our business prospects.

The Brazilian financial markets, including the banking, insurance and asset management sectors, are highly competitive.  We face significant competition in all of our principal areas of operation from other large Brazilian and international banks, both public and private, and insurance companies.  In recent years, the presence of foreign banks and insurance companies in Brazil has grown, and competition in the banking and insurance sectors and in markets for specific products has increased, including an increase in competition from Brazilian public banks.  Since the beginning of 2009, public banks in Brazil have been aggressively increasing loan volumes at spreads lower than those of private banks.  As a consequence, the market share of public banks has increased relative to the market share of private banks, which may negatively affect our results.

The acquisition of an insurance company or a bank by one of our competitors would likely increase such competitor’s market share and customer base, and, as a result, we may face heightened competition.  An increase in competition may negatively affect our business results and prospects by, among other things:

•	limiting our ability to increase our customer base and expand our operations;

•	reducing our profit margins on the banking, insurance, leasing and other services and products we offer; and

•	increasing competition for investment opportunities.

We may experience increases in our level of past due loans as our loan portfolio matures.

Our loan portfolio has grown substantially in recent years.  Any corresponding rise in our level of past due loans may lag behind the rate of loan growth.  Rapid loan growth may also reduce our ratio of past due loans to total loans until growth slows or the portfolio becomes more seasoned.  This may result in increases in our loan loss provisions, charge-offs and the ratio of past due loans to total loans.  In addition, as a result of the increase in our loan portfolio and the lag in any corresponding rise in our level of past due loans, our historic loan loss experience may not be indicative of our future loan loss experience.

Our market, credit and operational risk management policies, procedures and methods may not be fully effective in mitigating our exposure to all risks, including unidentified or unanticipated risks.

Our market and credit risk management policies, procedures and methods, including our use of value at risk, or “VaR”, and other statistical modeling tools, may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.  Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behavior.  We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures.

These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models.  This would limit our ability to manage our risks.  Our losses thus could be significantly greater than the historical measures indicate.  In addition, our quantified modeling does not take all risks into account.  Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses.  If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere.  This could harm our reputation as well as negatively affect our revenues and profits.

In addition, our businesses depend on the ability to process a large number of transactions efficiently and accurately.  Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, information systems failures or from external events that interrupt normal business operations.  We also face the risk that the design of our controls and procedures for mitigating operational risk proves to be inadequate or is circumvented.  We have suffered losses from operational risk in the past, and there can be no assurance that we will not suffer material losses from operational risk in the future.

We may fail to recognize the contemplated benefits of the acquisition of Banco Real.

The value of the units and ADSs could be adversely affected to the extent we fail to realize the benefits we hope to achieve from the integration of Santander Brasil and Banco Real, in particular, cost savings and revenue generation arising from the integration of the two banks’ operations.  We may fail to realize these projected cost savings and revenue generation in the time frame we anticipate or at all due to a variety of factors, including our inability to carry out headcount reductions, the implementation of our firm culture and the integration of our back office operations or delays or obstacles in the integration of our information technology platform and operating systems.  It is possible that the acquisition could result in the loss of key employees, the disruption of each bank’s ongoing business and inconsistencies in standards, controls, procedures and policies and the dilution of brand recognition of the Santander and Banco Real brands.  Moreover, the success of the acquisition will at least in part be subject to a number of political, economic and other factors that are beyond our control.

If our reserves for future insurance policyholder benefits and claims are inadequate, we may be required to increase our reserves, which would adversely affect our results of operations and financial condition.

Our insurance companies establish and carry reserves to pay future insurance policyholder benefits and claims.  Our reserves do not represent an exact calculation of liability, but rather are actuarial or statistical estimates based on models that include many assumptions and projections which are inherently uncertain and involve the exercise of significant judgment, including as to the levels of and/or timing of receipt or payment of premiums, benefits, claims, expenses, interest credits, investment results, retirement, mortality, morbidity and persistency.  We cannot determine with precision the ultimate amounts that we will pay for, or the timing of payment of, actual benefits, claims and expenses or whether the assets supporting our insurance policy liabilities, together with future premiums, will be sufficient for payment of benefits and claims.  If we conclude that our reserves, together with future premiums, are insufficient to cover future insurance policy benefits and claims, we would be required to increase our reserves in connection with our insurance business and incur income statement charges for the period in which we make the determination, which would adversely affect our results of operations and financial condition.

The profitability of our insurance operations may decline if mortality rates, morbidity rates or persistency rates differ significantly from our pricing expectations.

We set prices for many of our insurance and annuity products based upon expected claims and payment patterns, using assumptions for mortality rates, or likelihood of death, and morbidity rates, or likelihood of sickness, of our insurance policyholders. In addition to the potential effect of natural or man-made disasters, significant changes in mortality or morbidity could emerge gradually over time, due to changes in the natural environment, the health habits of the insured population, treatment patterns for disease or disability, or other factors.  Pricing of our insurance and deferred annuity products is also based in part upon expected persistency of these products, which is the probability that a policy or contract will remain in force from one period to the next. Results may also vary based on differences between actual and expected premium deposits and withdrawals for these products.  Significant deviations in actual experience from our pricing assumptions could have an adverse effect on the profitability of our insurance products.  Although some of our insurance products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the adjustments permitted under the terms of the policies or contracts may not be sufficient to maintain profitability.  Many of our insurance products do not permit us to increase premiums or adjust other charges and credits or limit those adjustments during the life of the policy or contract.

Our controlling shareholder has a great deal of influence over our business.

Santander Spain, our controlling shareholder, currently owns, indirectly, approximately 83.5%  of our total capital.  Due to its share ownership, our controlling shareholder has the power to control us and our subsidiaries, including the power to:

•	elect a majority of our directors and appoint our executive officers, set our management policies and exercise overall control over our company and subsidiaries;

•	agree to sell or otherwise transfer its controlling stake in our company; and

•
determine the outcome of substantially all actions requiring shareholder approval, including transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

The interests of Santander Spain may differ from our interests or those of our other shareholders, and the concentration of control in Santander Spain will limit other shareholders’ ability to influence corporate matters.  As a result, we may take actions that our other shareholders do not view as beneficial.

Risks Relating to Our Units and ADSs

Cancellation of units may have a material and adverse effect on the market for the units and on the value of the units.

Holders of units may present these units or some of these units for cancellation in Brazil in exchange for the common shares and preferred shares underlying these units.  If unit holders present a significant number of units for cancellation in exchange for the underlying common shares and preferred shares, the liquidity and price of the units may be materially and adversely affected.

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of the units and the ADSs.

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets.  The BM&FBOVESPA is significantly less liquid than the New York Stock Exchange (the “NYSE”) or other major exchanges in the world.  As of December 31, 2009, the aggregate market capitalization of the BM&FBOVESPA was equivalent to approximately R$2,331 billion (U.S.$1,337 billion) and the top ten stocks in terms of trading volume accounted for approximately 49.8% of all shares traded on BM&FBOVESPA in the year ended December 31, 2009.  In contrast, as of December 31, 2009, the aggregate market capitalization of the NYSE was approximately U.S.$11.8 trillion.  Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, government entities or a principal shareholder.  The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the units or ADSs at the time and price you desire and, as a result, could negatively impact the market price of these securities.

Actual or anticipated sales of a substantial number of units or our common shares or preferred shares in the future could decrease the market prices of the ADSs.

Sales of a substantial number of our units or our common shares or preferred shares in the future, or the anticipation of such sales, could negatively affect the market prices of our units and ADSs.  Currently, Santander Spain owns approximately 83.5% of our total capital.  In connection with our listing on the BM&FBOVESPA, prior to October 7, 2012 (extendable under certain circumstances to October 7, 2014) Santander Brasil must have a public float that represents at least 25 percent of our total capital.  If, in the future, substantial sales of units or common shares or preferred shares are made by existing or future holders, the market prices of the ADSs may decrease significantly.  As a result, holders of ADSs may not be able to sell their ADSs at or above the price they paid for them.

The economic value of your investment may be diluted.

We may, from time to time, need additional funds and, in the event that public or private financing is unavailable or if our shareholders decide, we may issue additional units or shares.  Any additional funds obtained by such a capital increase may dilute your interest in our company.

Delisting of our shares from Level 2 of BM&FBOVESPA may negatively affect the price of our ADSs and units.

Companies listed on Level 2 of BM&FBOVESPA are required to have a public float of at least 25% of their outstanding shares.  Currently, our public float is approximately 16.5% of our outstanding capital.  We have a grace period of three years from the date of listing our shares on Level 2 of BM&FBOVESPA, extendable for an additional two years upon presentation of a plan to BM&FBOVESPA to comply with the minimum public float requirement.  If we do not meet the minimum public float requirement, we may be subject to fines and eventually be delisted from Level 2 of BM&FBOVESPA and be traded at the regular level of BM&FBOVESPA.  Level 2 regulations are also subject to change, and we may not be able to comply with such changes.  Although such delisting could result in the obligation of the controlling shareholder to carry out a mandatory tender offer for the shares of the minority shareholders, such delisting may result in a decrease of the price of our shares, units and ADSs.

Holders of our units and our ADSs may not receive any dividends or interest on shareholders’ equity.

According to our by-laws, we must generally pay our common shareholders at least 25% of our annual net income as dividends or interest on shareholders’ equity, as calculated and adjusted under the Brazilian corporation law method, which may differ significantly from our net income as calculated under IFRS.  This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under the Brazilian corporation law method and may not be available to be paid as dividends or interest on shareholders’ equity.  Additionally, the Brazilian corporation law allows a publicly traded company like ours to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability.  See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Payment of Dividends and Interest Attributable to Shareholders’ Equity—Dividends”.

Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADSs will not be direct shareholders of our company and will be unable to enforce directly the rights of shareholders under our by-laws and the Brazilian corporation law.  Holders of ADSs may exercise voting rights with respect to the units represented by ADSs only in accordance with the deposit agreement governing the ADSs.  Holders of ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders.  For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil.  Holders of our units will be able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy.  By contrast, holders of ADSs will receive notice of a shareholders’ meeting by mail from the ADR depositary following our notice to the depositary requesting the depository to do so.  To exercise their voting rights, holders of ADSs must instruct the ADR depositary on a timely basis on how they wish to vote.  This voting process necessarily will take longer for holders of ADSs than for holders of our units or shares.  If the ADR depositary fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

Holders of ADSs also may not receive the voting materials in time to instruct the depositary to vote the units underlying their ADSs.  In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADSs or for the manner of carrying out those voting instructions.  Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the units underlying their ADSs are not voted as requested.

Holders of ADSs could be subject to Brazilian income tax on capital gains from sales of ADSs.

Law No. 10,833 of December 29, 2003 provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil.  This provision results in the imposition of income tax on the gains arising from a disposition of our units by a non-resident of Brazil to another non-resident of Brazil.  It is unclear whether ADSs representing our units, which are issued by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law.  There is no judicial guidance as to the application of Law No. 10,833 of December 29, 2003 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADSs between non-residents of Brazil.  However, in the event that the disposition of assets is interpreted to include a disposition of our ADSs, this tax law would accordingly impose withholding taxes on the disposition of our ADSs by a non-resident of Brazil to another non-resident of Brazil.  See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations”.

Because any gain or loss recognized by a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) will generally be treated as a U.S. source gain or loss unless such credit can be applied (subject to applicable limitations) against tax due on the other income treated as derived from foreign sources, such U.S. Holder would not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our units.

Judgments of Brazilian courts with respect to our units or ADSs will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the units or ADSs, we will not be required to discharge our obligations in a currency other than reais.  Under Brazilian exchange control limitations and according to Brazilian laws, an obligation in Brazil to pay amounts denominated in a currency other than reais may be satisfied in Brazilian currency only at the exchange rate, as determined by the Central Bank or competent court, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date.  The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the units or ADSs.

Holders of ADSs may be unable to exercise preemptive rights with respect to our units underlying the ADSs.

Holders of ADSs will be unable to exercise the preemptive rights relating to our units underlying ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the “Securities Act”, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of units or ADSs.  We may decide, in our discretion, not to file any such registration statement.  If we do not file a registration statement or if we and the American Depositary Receipt (“ADR”) depository decide not to make preemptive rights available to holders of units or ADSs, those holders may receive only the net proceeds from the sale of their preemptive rights by the depositary, or if they are not sold, their preemptive rights will be allowed to lapse.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated financial information presented below is derived from the historical audited consolidated financial statements of Santander Brasil for the year ended December 31, 2008 and the historical audited combined financial statements of Banco Real for the period from January 1 to August 29, 2008.

On July 24, 2008, Santander Spain acquired the indirect majority control of the ABN AMRO Real Group in Brazil.  On August 29, 2008, as discussed in notes 3 and 26 to our consolidated financial statements, Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. (collectively, Banco Real) became our wholly-owned subsidiaries pursuant to a share exchange transaction (incorporação de ações) approved by the shareholders of Santander Brasil, Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A.  See “Item 4. Information on the Company—A. History and development of the company—Important Events—2008—Acquisition of Banco Real.”

The historical financial statements used to consolidate Banco Real beginning on August 30, 2008 reflect purchase accounting adjustments recorded on the date that Santander Spain acquired control of Banco Real, since as from that date Banco Real came under common control with Santander Brasil. The unaudited pro forma consolidated financial information is based upon the historical audited consolidated financial statements and combined financial statements mentioned above, adjusted to give effect to the acquisition of Banco Real, its contribution to Santander Brasil and the share exchange transaction with minority shareholders (incorporação de ações) as if they had occurred on January 1, 2008. The unaudited pro forma consolidated financial information was prepared based on accounting practices under IFRS. The pro forma assumptions and adjustments are described in the accompanying notes presented below.

The unaudited pro forma consolidated financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Santander Brasil would have been had the acquisition, capital contribution of Banco Real to us and the share exchange transaction with minority shareholders (incorporação de ações), occurred on the date assumed, nor is it necessarily indicative of the consolidated company’s future results of operations or financial position.

The unaudited pro forma consolidated financial information does not include the anticipated realization of cost savings from any operating efficiencies, synergies or restructurings resulting from the integration of Banco Real and does not contemplate the liabilities that may be incurred in connection with the business combination and any related restructurings.

This unaudited pro forma consolidated financial information should be read in conjunction with the accompanying notes presented below, our historical consolidated financial statements and accompanying notes and combined financial statements of Banco Real and accompanying notes.  You should not rely on the unaudited pro forma consolidated financial information as an indication of either (1) the consolidated results of operations or financial position that would have been achieved if the acquisition of Banco Real had taken place on the date assumed; or (2) our consolidated results of operations or financial position of Santander Brasil after the completion of such transaction.

Pro Forma Income Statement Data For the Year Ended December 31, 2008

	Santander Brasil Consolidated Historical Financial Data	Banco Real Combined Historical Financial Data	Pro Forma Adjustments		Pro Forma Consolidated Financial Data
	For the year ended December 31, 2008	For the period from January 1 to August 29, 2008	For the year ended December 31, 2008		For the year ended December 31, 2008
	(in millions of R$, except as otherwise indicated)
Interest and similar income	23,768	14,007	327	4(i)	38,102
Interest expense and similar charges	(12,330)	(6,552)	11	4(i)	(18,872)
Net interest income	11,438	7,455	338		19,230
Income from equity instruments	37	2	—		39
Share of results of entities accounted for using the equity method	112	193	—		305
Fee and commission income	4,809	2,040	—		6,849
Fee and commission expense	(555)	(428)	—		(983)
Gains/losses on financial assets and liabilities (net)	(1,287)	798	4		(485)
Exchange differences (net)	1,476	(215)	—		1,261
Other operating income (expenses)	(59)	(17)	2		(74)
Total income	15,971	9,828	344		26,143
Administrative expenses	(7,185)	(4,347)	—		(11,532)

	Santander Brasil Consolidated Historical Financial Data	Banco Real Combined Historical Financial Data	Pro Forma Adjustments		Pro Forma Consolidated Financial Data
	For the year ended December 31, 2008	For the period from January 1 to August 29, 2008	For the year ended December 31, 2008		For the year ended December 31, 2008
	(in millions of R$, except as otherwise indicated)
Personnel expenses	(3,548)	(2,126)	—		(5,674)
Other general administrative expenses	(3,637)	(2,221)	—		(5,858)
Depreciation and amortization	(846)	(288)	(102)	4(ii)	(1,236)
Provisions (net)	(1,230)	(472)	—		(1,702)
Impairment losses on financial assets (net)	(4,100)	(2,470)	—		(6,570)
Impairment losses on other assets (net)	(77)	(8)	—		(85)
Gains/losses on disposal of assets not classified as non-current assets	7	25	—		32
Gains/losses on disposal of non-current assets held for sale	9	13	—		22
Profit before tax	2,549	2,281	242		5,072
Income tax	(170)	(907)	(82)	4(iii)	(1,159)
Profit for the year	2,379	1,374	160		3,913
Earnings per shares
Basic and diluted earnings per 1,000 share (reais)
Common shares	11.59				11.65
Preferred shares	12.75				12.81
Basic and diluted earnings per 1,000 share (U.S. dollars)(1)
Common shares	6.66				6.69
Preferred shares	7.32				7.36
Weighted average shares outstanding (in thousands) – basic and diluted
Common shares	104,926,194				171,800,386
Preferred shares	91,168,064				149,283,961
______________
(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2009 for reais into U.S. dollars of R$1.7412 to U.S.$1.00.

See the accompanying notes to the unaudited pro forma consolidated financial information.

Notes to the unaudited pro forma consolidated financial information

1. Basis of Presentation

The unaudited pro forma consolidated financial information presented below is derived from the historical audited consolidated financial statements of Santander Brasil for the year ended December 31, 2008 and the historical audited combined financial statements of Banco Real for the period from January 1 to August 29, 2008.

2. The Acquisition of Banco Real

On July 24, 2008, Santander Spain acquired indirect majority control of the ABN AMRO Real Group in Brazil. On August 29, 2008, as discussed in notes 3 and 26 to our consolidated financial statements, Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. (collectively, Banco Real) became our wholly-owned subsidiaries pursuant to a share exchange transaction (incorporação de ações) approved by the shareholders of Santander Brasil, Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. Banco Real was consolidated in our financial statements as from August 30, 2008. See “Item 4. Information on the Company—A. History and development of the company—Important Events—2008—Acquisition of Banco Real”.  The historical financial statements used to consolidate Banco Real on August 30, 2008 reflect purchase accounting adjustments recorded on the date that Santander Spain acquired control of Banco Real since as from that date, Banco Real came under common control with Santander Brasil.

3. Pro Forma Assumptions and Adjustments

The following assumptions and related pro forma adjustments give effect to our incorporation of Banco Real as if the acquisition of Banco Real by Santander Spain, its capital contribution of Banco Real to us and the share exchange transaction with minority shareholders (incorporação de ações) had occurred on January 1, 2008 for purposes of the unaudited pro forma consolidated financial information.

•
The unaudited pro forma consolidated financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Santander Brasil would have been had the acquisition of Banco Real occurred on the respective dates assumed, nor is it necessarily indicative of the combined company’s future consolidated results of operations or financial position.

•	Expected future cash cost savings, if any, are not recognized in this unaudited pro forma consolidated financial information.

•
The pro forma adjustments include purchase price accounting adjustments to reflect the acquisition of Banco Real by Santander Spain, as if Santander Spain had acquired control of Banco Real on January 1, 2008. The purchase accounting was recorded using the acquisition method in accordance with International Financial Reporting Standard No. 3, “Business Combinations”.

Additionally, liabilities may be incurred in connection with any ultimate restructuring activities. These additional liabilities and costs have not been contemplated in the unaudited pro forma consolidated financial information because information necessary to reasonably estimate such costs and to formulate detailed restructuring plans depends on the conclusion of assessments and studies which we are still preparing as of the date of this annual report.

The pro forma purchase price allocation adjustments are estimated based on the following purchase price allocation:

	Book value	Fair value(1)	Adjustment
	(in thousands of R$)
Net assets acquired
Assets	132,301,795	130,930,255	(1,371,540)
Of which:
Cash and balances with central banks	12,147,982	12,147,982	-
Debt instruments	21,758,968	21,728,385	(30,583)
Loans and advances to customers	69,669,710	68,039,392	(1,630,318)
Tangible assets	1,072,896	1,344,375	271,479
Liabilities	(119,436,124)	(120,826,655)	(1,390,531)
Of which:
Deposits from credit institutions	(20,946,768)	(20,932,165)	14,603
Customer deposits	(75,372,552)	(75,419,151)	(46,599)
Subordinated liabilities	(3,440,670)	(3,491,143)	(50,473)
Other financial liabilities	(5,974,858)	(5,852,833)	122,025
Provisions(2)	(3,536,049)	(4,968,623)	(1,432,574)
Net assets acquired	12,865,671	10,103,600	(2,762,071)
Intangible assets(3)		1,229,716
Fair value of the assets		11,333,316
Total consideration(4)		38,946,426

	Book value	Fair value(1)	Adjustment

Satisfied by:
Shares		38,920,753
Cash		25,673
Goodwill		27,613,110
______________
(1)
The fair values of the assets and liabilities acquired were determined based on appraisals for the tangible assets, consideration of advice provided by legal counsel for contingent liabilities in Provisions, and discounted cash flow analysis for all other assets and liabilities, taking into consideration the expected future economic benefits of the intangible assets.

(2)	Includes an adjustment of R$124.7 million booked in the six months ended June 30, 2009 with respect to a revision in the fair value of provisions, as permitted under IFRS 3.

(3)	Amount relates to customer list with an estimated useful life of 10 years.

(4)	Total consideration is based on amounts paid by the Santander Group for the acquisition of Banco Real.

4. Pro forma adjustments

As the purpose of the pro forma consolidated financial information is to give the effect of the acquisition of Banco Real, its contribution to us and the share exchange transaction with minority shareholders (incorporação de ações) as if they had occurred on January 1, 2008, the pro forma adjustment considers the period from January 1, 2008 to August 29, 2008 as if the merger and related purchase price allocation had occurred on January 1, 2008 (as the results for the remaining period of 2008, starting on August 30, 2008, are already incorporated in the “Santander Brasil Consolidated Historical Financial Data”).

(i)
This pro forma adjustment relates to the amortization related to the fair value adjustment of financial assets (debt instruments and loans and advances to customers) and financial liabilities. As the value of the financial assets (debt instruments and loans and advances to customers) and financial liabilities at amortized cost were adjusted to fair value, this causes an adjustment to the yield curve of the related assets and liabilities in comparison to their nominal value, which is offset pro-rata with this adjustment.

(ii)
The pro forma adjustment relates to the amortization of the fair value adjustment of tangible assets and the amortization of the identifiable and measurable intangible asset recognized in the purchase price allocation, according to the estimated useful lives of such assets.

(iii)
This pro forma adjustment reflects the realization of deferred taxes recognized in the purchase price allocation due to the realization of the amounts in which fair value differed from cost for certain assets and liabilities as shown in the above table. It is based on a 34% tax rate.

ITEM 4.  INFORMATION ON THE COMPANY

A.           History and development of the company

Introduction

The terms “Santander Brasil”, the “Bank”, “we”, “us”, “our” and “our company” mean Banco Santander (Brasil) S.A. and its consolidated subsidiaries (including, as from August 30, 2008, the entities of Banco Real), unless otherwise indicated.  References to “Banco Real” mean Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. and their respective consolidated subsidiaries, unless otherwise indicated.  References to “Banespa” mean Banco do Estado de São Paulo S.A.—Banespa, one of our predecessor entities.  The terms “Santander Spain” and “our parent” mean Banco Santander, S.A.  References to “Santander Group” or “Grupo Santander” mean the worldwide operations of the Santander Spain conglomerate, as indirectly controlled by Santander Spain and its consolidated subsidiaries, including Santander Brasil.

Our agent for service is Banco Santander, S.A., New York Branch, 45 E. 53rd Street New York, New York 10022, attn: James H. Bathon, Chief Legal Officer.

General

We are currently a publicly held company, incorporated under Brazilian law on August 9, 1985.  Our headquarters are located in Brazil, in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, 2.041 and 2.235, Bloco A, Vila Olímpia, 04543-011.  Documentation of our incorporation is duly registered with the Junta Comercial do Estado de São Paulo (Board of Trade of the State of São Paulo), or JUCESP, under NIRE (Registry Number) No. 35300332067.

Our Board of Directors at a meeting held on September 18, 2009 approved our global offering of units, including the issue of 525,000,000 (five hundred twenty-five million) units, all registered shares, without par value, free and clear of any liens or encumbrances, each representing 55 common shares and 50 preferred shares, all registered, without par value, free and clear of any liens or encumbrances. The approved offering consisted of the simultaneous initial public offering of (i) units in Brazil (Brazilian Offering) in the over-the-counter market in accordance with CVM Instruction 400/2003 and (ii) units outside of Brazil (International Offering), including in the form of ADRs representing ADSs registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Act.  The Board of Directors also approved at such meeting our listing and the trading of units (comprised of common shares and preferred shares) in BM&FBOVESPA’s Level 2 of Corporate Governance Practices.

The units are traded on the BM&FBOVESPA, and the ADSs have been traded on the NYSE since October 7, 2009.

On October 29, 2009, the offering was increased by 6.85%, or 35,955,648 units, due to the partial exercise of the over-allotment option in the international offering.  The total capital increase amounted to R$12,988.8 million, net of issuance costs of R$193.6 million.

Overview

We are a leading full-service bank in Brazil, which we believe to be one of the most attractive markets in the world given its growth potential and low penetration rate of banking products and services.  We are the third-largest private bank in Brazil, according to the Central Bank, with a 9.3% market share in terms of assets, as of December 31, 2009, and the largest bank controlled by a major global financial group.  Our operations are located throughout Brazil and strategically concentrated in the south and southeast, an area that accounted for approximately 73.0% of Brazil’s GDP in 2007, and where we have one of the largest branch networks of any Brazilian bank.  For the year ended December 31, 2009, we generated net profit of R$5.5 billion, and at that date we had total assets of R$315.9 billion and total equity of R$69.3 billion.  Our Basel capital adequacy ratio (excluding goodwill) was 25.6%.

We operate our business along three segments: Commercial Banking, Global Wholesale Banking and Asset Management and Insurance.  Through our Commercial Banking segment, we offer traditional banking services, including checking and savings accounts, home and automobile financing, unsecured consumer financing, checking account overdraft loans, credit cards and payroll loans to mid- and high-income individuals and corporations (other than to our Global Banking & Markets clients).  Our Global Wholesale Banking segment provides sophisticated and structured financial services and solutions to a group of approximately 700 large local and multinational conglomerates, offering such products as global transaction banking, syndicated lending, corporate finance, equity and treasury.  Through our Asset Management and Insurance segment, we manage fixed income, money market, equity and multi-market funds and offer insurance products complementary to our core banking business to our retail and small- and medium-sized corporate customers.

Effects of the Global Financial Markets Crisis on our Financial Condition and Results of Operations

The global financial markets crisis has significantly affected the world economy since the second half of 2008.  It has led to recessions and increasing unemployment in the world’s leading economies, a reduction in investments on a global scale, a decrease in raw material prices and a sharp decline in credit availability and liquidity, as well as a general closure of the capital markets worldwide.

In Brazil, however, the effects of the global financial markets crisis have been relatively moderate compared to those in the United States and Europe, and the Brazilian economy has experienced a rapid and strong recovery.  After experiencing a 3.5% decrease in GDP in the last quarter of 2008 and a 0.9% decrease in GDP in the first quarter of 2009, GDP growth resumed in the second quarter of 2009, driven mostly by the strong domestic demand.  The second, third and fourth quarters of 2009 had GDP increases of 1.4%, 1.7% and 2.0%, respectively.  While some export-oriented companies in raw materials and other industries have suffered revenue decreases due to decreased demand in the international markets in 2009, relatively strong domestic demand helped to reduce the impact of the global crisis on the Brazilian economy.  Positive developments in the labor market and associated increases in the minimum wage were the main drivers for the strong internal demand.  Brazilian banks are funded almost entirely by domestic deposits, which have increased during the financial crisis as funds were moved from asset management vehicles into bank deposits, which are perceived to be safer.  Also, the Central Bank diminished reserve requirements, and public banks increased their supply of credit.  As a result, the global liquidity crisis had relatively little impact in Brazil.  In addition, the credit default swap market in Brazil is still in its incipient stages, and Brazilian banks may acquire overseas credit default swaps only through their non-Brazilian branches.

To date, the principal effects of the crisis on our business have been the following:

•
Increased provisioning for loan losses due to expectations of increased rates of default, particularly from our small- and medium-sized corporate borrowers from the fourth quarter of 2008 through the third quarter of 2009;

•	An increase in the cost of domestic funding resulting mainly from the unavailability of external funding; and

•	A decrease in the rate of growth of credit volumes, particularly among individual borrowers in 2008 and corporate clients in 2009.

The global financial crisis has not had a material impact on our liquidity and capital resources due to the relatively stable economic environment in Brazil, our relatively low dependence on funding from the international markets, the compulsory deposit requirements of the Central Bank and the liquidity cushion we built up in response to the global financial crisis.  We gauge liquidity needs on a recurring basis based on our business plans and we pursue funding actions based on anticipated funding needs.  At December 31, 2008 and December 31, 2009, our Basel capital adequacy ratio as measured by the Central Bank criteria was 14.7% and 25.6%, respectively.  Our securities portfolio consists mainly of Brazilian government fixed-income securities, and therefore we did not have a high level of exposure to the downturn in the worldwide equity markets in 2008 and the first quarter of 2009.

Important Events

2008

Acquisition of Banco Real

On August 29, 2008, as discussed in notes 3 and 26 to our consolidated financial statements, Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. (collectively, Banco Real) became our wholly-owned subsidiaries pursuant to a share exchange transaction (incorporação de ações) approved by the shareholders of Santander Brasil, Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A., roughly doubling our size in terms of total assets.  Principally as a result of this transaction, the number of our active current account holders increased from approximately 3.5 million to approximately 7.7 million from June 30, 2008 to December 31, 2008, and in the same period, our distribution network increased from 1,546 branches and service site units to 3,603 branches and service site units.  As of  December 31, 2007, Banco Real had total assets of R$112.8 billion and total equity of R$13.2 billion.  With the integration of Banco Real and organic growth, we increased our loans and receivables from R$55.0 billion as of December 31, 2007 to R$162.7 billion as of December 31, 2008, and our total deposits increased from R$74.1 billion as of December 31, 2007 to R$182.3 billion as of December 31, 2008.

As a consequence of this acquisition, one of the key factors to be considered when analyzing our financial condition and results of operations as of and for the years ended December 31, 2008 and 2007 and the years ended December 31, 2009 and 2008 is the consolidation of the entities of Banco Real in our financial statements since August 30, 2008.  Because of the consolidation, our results of operations for 2008 are not comparable to those of 2007, and our results of operations for 2009 are not comparable to 2008.  In order to analyze the organic developments in our business masked by the effect of the Banco Real acquisition, we use and present in this annual report pro forma information for the year ended December 31, 2008 as if we had consolidated Banco Real as from January 1, 2008.

In addition, to provide meaningful disclosure with respect to our results of operations for the year ended December 31, 2008, we use and present, in addition to our audited results of operations for that period, certain full-year 2008 financial information excluding the results of Banco Real.  Banco Real was our wholly-owned subsidiary during the last four months of 2008, and this presentation is intended only to subtract from our reported results for 2008 the amounts contributed by Banco Real.  This information does not purport to represent what our results of operations would have been had we not acquired Banco Real.  We have not adjusted our reported results for any expenses incurred in 2008 in connection with the acquisition of Banco Real or for any revenue synergies.  We believe that any such additional expense or revenue was not material.  The following table shows our results of operations for the year ended December 31, 2008, the amounts contributed by Banco Real in that period, and our reported results less amounts contributed by Banco Real.

	For the year ended December 31, 2008
	As reported less Banco Real	Banco Real	As reported
	(in millions of R$)
Interest and similar income	14,694	9,074	23,768
Interest expense and similar charges	(8,023)	(4,307)	(12,330)
Net interest income	6,671	4,767	11,438
Income from equity instruments	35	2	37
Share of results of entities accounted for using the equity method	6	106	112
Fee and commission income	3,801	1,008	4,809
Fee and commission expense	(334)	(221)	(555)
Gains/losses on financial assets and liabilities (net)	333	(1,620)	(1,286)
Exchange differences (net)	300	1,176	1,476
Other operating income (expenses)	(92)	32	(60)
Total income	10,720	5,251	15,971
Administrative expenses	(4,656)	(2,529)	(7,185)
Depreciation and amortization	(656)	(190)	(846)
Provisions (net)	(1,113)	(117)	(1,230)
Impairment losses on financial assets (net)	(2,864)	(1,236)	(4,100)
Impairment losses on other assets (net)	(4)	(73)	(77)
Gains/losses on disposal of assets not classified as non-current assets held for sale	6	1	7
Gains/losses on disposal of noncurrent assets held for sale	25	(16)	9
Profit before tax	1,458	1,091	2,549
Income tax	(217)	47	(170)
Net income	1,241	1,138	2,379

We are seeking to generate cumulative cost synergies from the acquisition and integration of Banco Real of approximately R$2.4 billion by December 31, 2011 as a result of applying best practices across the two banks, integrating the information technology platforms, streamlining banking operations and workforce, integrating outsourcing operations and centralizing management functions.  In addition, we are targeting cumulative revenue synergies of approximately R$300 million by December 31, 2011 as a result of cross-selling opportunities arising from the integration of Banco Real and Santander Brasil and the implementation of best practices in customer care for each bank’s historical customer base.  Our ability to achieve these synergy targets is subject to a number of risks and we may not realize these synergies in the timeframes or to the extent expected, if at all.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Santander Brasil and the Brazilian Financial Services Industry”.

Major Events in 2009 and 2010

Merger of Banco Real

On April 30, 2009, the merger of Real into Santander Brasil was approved at the extraordinary shareholders meeting of Banco Real and Santander Brasil.  Pursuant to the merger, Banco Real ceased to exist, and all of its assets, liabilities and obligations were succeeded by Santander Brasil.

Public offering of units

At a meeting held on September 18, 2009, the Board of Directors approved the Global Offering, which included the issue of 525,000,000 (five hundred twenty-five million) units, all registered, without par value, free and clear of any lien or encumbrances, each representing 55 common shares and 50 preferred shares, all registered, without par value, free and clear of any liens or encumbrances.  The approved offering consisted of the simultaneous initial public offering of (i) units in the Brazilian Offering and (ii) units outside of Brazil in the International Offering.  The Board of Directors also approved at such meeting our listing and the trading of units (comprised of common shares and preferred shares), in BM&FBOVESPA’s Level 2 of Corporate Governance Practices.

On October 6, 2009, the Global Offering units were priced at R$23.5 per unit and U.S.$13.40 per ADS.  The units have been traded on the BM&FBOVESPA and have been traded on the NYSE since October 7, 2009.  On October 14, 2009, the Brazilian Central Bank ratified the capital increase related to the Global Offering of 525,000,000 units.

On October 29, 2009, the offering outlay was increased by 6.85%, or 35,955,648 units, due to the partial exercise of the over-allotment option in the international offering.  The total capital increase amounted to R$12,988.8 million net of issuance costs of R$193.6 million.

Acquisition of Asset Management and Insurance Companies

On August 14, 2009, as a result of a capital contribution by our parent company and a series of share exchange transactions, 100% of the share capital of certain Brazilian asset management, insurance and banking companies, all of which were previously owned by Santander Spain and minority shareholders, were transferred to us.  These transactions were approved by the Central Bank on September 28, 2009 and are pending approval by SUSEP (with respect to the insurance operations).  The purpose of these transactions was to consolidate Santander Spain’s investments in Brazil, to simplify the current Santander Group corporate structure and to consolidate Santander Spain’s and the minority shareholders’ interests in such entities in Santander Brasil.  As a result of these transactions, our capital stock was increased by approximately R$2.5 billion through the issuance of 14,410,886,181 shares, comprised of 7,710,342,899 common shares and 6,700,543,282 preferred shares. Under IFRS, we accounted for the share exchange transactions as of the date such transactions were completed based on the historical carrying amounts of assets and liabilities of the companies transferred.

The following table sets forth the historical carrying amounts transferred:

Assets	17,680,796
Of which:
Debt instruments	2,522,657
Equity instruments	13,372,434
Loans and advances to customers	172,190
Tangible assets	4,072

Liabilities	17,680,796
Of which:
Customer deposits	918,682
Liabilities for insurance contracts	13,350,163
Provisions	159,758
Shareholders’ equity	2,471,413

On March 19, 2009, we acquired the remaining 50.0% ownership interest in Real Tokio Marine Vida e Previdência S.A. (whose name has been changed to Real Seguros Vida e Previdência S.A., subject to SUSEP’s approval) for R$678 million through the exercise of an option we had acquired in connection with our acquisition of Banco Real.  Real Tokio Marine Vida e Previdência S.A. was a joint venture created in 2005 between Banco Real and the Japanese Tokio Marine.  On September 30, 2009, we merged Real Seguros Vida e Previdência S.A. into Santander Seguros S.A. and Real Capitalização S.A. into Santander Capitalização S.A. These transactions remain subject to approval by SUSEP.  The acquisition has expanded our activities in the Brazilian insurance and private retirement sectors.

Acquisition of Santander Spain’s credit portfolio

In 2009, we acquired from Santander Spain through our Grand Cayman branch, on market terms, a portfolio of trade and export financing agreements related to transactions carried out with Brazilian clients or their affiliate companies abroad, in the amount of U.S.$1,977 million, the equivalent of R$3,442 million.

Disposal of assets not related to our core businesses

In 2009, we recorded a net gain of R$3,315 million in gains/losses on disposal of assets not classified as non-current assets held for sale, relating to the disposal of Visanet, CBSS and Tecban, including the gain on the Santusa transactions.

On September 18, 2009, we decided to sell to Santusa, a Santander Group company headquartered in Spain, all the shares we owned in Companhia Brasileira de Meios de Pagamento – Visanet (currently denominated as Cielo S.A.) (“Visanet”), Companhia Brasileira de Soluções e Serviços (“CBSS”), Serasa S.A., Tecnologia Bancária S.A. (“Tecban”) and Visa Inc.

Allocation of additional funds to the Cayman Island branch

On December 24, 2009, we approved the allocation of an additional U.S.$2 billion to the Cayman Island branch, whose capital rose from U.S.$1.6 billion to U.S.$3.6 billion.  The increase is to help our plans for the Cayman Island Branch to sustain the growth of assets, maturity of issues and lines, improve the branch’s profile and structural liquidity and increase the volume of on-lendings pursuant to the applicable regulation of the Central Bank of Brazil.  We hedge the resulting U.S. dollar-denominated exposure through transactions in U.S. dollar futures.  See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Factors Affecting Financial Condition and Results of Operations—Cayman Offshore Hedge”.

Legal obligations and social security and tax proceedings

In November 2009, we and our controlled entities joined the program of installments and payment of tax and social security obligations established by Law 11,941/2009.  In general terms, this program allows taxpayers to pay all tax debts administered by the Brazilian Federal Revenue Office and the National Treasury Attorney’s Office and past-due taxes until November 30, 2008 in one lump sum or in several installments of up to 180 months.  The program benefits include reduced interest rates, fines and penalties when tax litigation and obligations are settled. We and our controlled entities settled our main tax and social security obligations pursuant to the program, as follows: (1) deductibility of social contribution tax  (“CSLL” or “Contribuição Social sobre Lucro Líquido”) expense, the deduction of which we and our controlled entities were claiming in the calculation of corporate income tax (the “IRPJ”); (2) a lawsuit filed by several Santander Brasil companies challenging the application of an increased CSLL rate (18%-30%) for financial institutions as compared to the rate for non-financial companies (8%-10%); and (3) recognition of leasing operations income for  IRPJ purposes, in which ABN AMRO Arrendamento Mercantil intended to reconcile income tax depreciation expense in the same period as recognition of revenue from leasing contracts.

In accordance with the rules established in Law 11,941/2009, the accounting effects of tax and social security contingencies included as cash payment were recorded at the time of entry into the program.  As a result, contingent tax liabilities in the amount of R$1,345 million were settled through the payment (R$423 million) and the conversion of guarantee deposits (R$731 million).  A net gain of R$208 million before taxes was recorded in income for the year.  Despite the authorization by the Law, tax loss or social contribution carry-forwards were not used in the settlement of these tax debts.

Enhancing our funding structure

In furtherance of our goal of becoming the leading full-service bank in Brazil and profiting from the growth of the Brazilian economy, in October 2009 we completed the largest public offering worldwide in 2009 in terms of share volume issued, according to Bloomberg.  We are using the proceeds from the offering to expand our physical infrastructure, by opening new branches and increasing our credit transactions, thereby increasing our market share.  We also are using part of the proceeds from the offering to enhance our funding structure. In accordance with these objectives, on January 22, 2010, we redeemed a Subordinated Certificate of Deposit (Certificado de Depósito Bancário), or CDB, classified as subordinated debt, held by Santander Spain prior to its original maturity date of March 25, 2019, in the amount of R$1.5 billion.

Santander Conta Integrada

On November 27, 2009, we announced the commencement of negotiations with Getnet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda. (“Getnet”) in order to execute the contracts and corporate instruments needed to jointly operate, develop and sell services in the Brazilian market and to capture and process credit and/or debit cards transactions. The credit card industry is expected to grow approximately 20% annually and double its size in four years according to ABECS data.  The formation of the joint-venture company, Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima, which will be owned 50% by us and 50% by Getnet, was completed on January 14, 2010.  We are  pioneers in launching this acquisition model in Brazil.

This acquisition is part of our “Santander Conta Integrada” business model focusing on integration of the retail segment.  This strategy will focus on strengthening the relationship with small and medium-sized business clients.  This new strategy gives the merchant an integrated banking account, which enables the merchant to receive at a single terminal receivables related to transactions with Visa and MasterCard credit cards and/or debit cards as well as accept a great variety of regional cards.

In addition to the unified receipt of receivables related to transactions with credit cards and/or debit cards of the two brands, the business permits a bank account tariff cost reduction of up to 100% in the package of rates of the current account if the company registers a minimum volume of transactions of R$3,000 per month with the use of each point of sale machine. Another benefit for the client is the possibility of acquiring equipment that increases transactions, which may be connected via a dialed line as well as high speed Internet.  This choice in connection speeds up the processing of the phone line, which reduces costs associated with telephone lines.

The “Santander Conta Integrada” business will have, as a differential, a special credit line. In the event the trader desires to contract working capital, the trader will have access to a limit up to eight times the billing obtained with the machine that operates the flag MasterCard.

Getnet will provide all the support and technological infrastructure so that we can offer our clients services and products of aggregated high value. The main differential offered to our clients is our multiservice platform, that in addition to processing MasterCard and 21 brands of regional cards, also provides a series of services that attract customers and create revenue for the commercial establishment, including, among others: recharging mobile and fixed telephony, recharging card transport, correspondent banking, references to registration information and promotions.

Our Competitive Strengths

We believe that our profitability and competitive advantages are the result of our five pillars: nationwide presence with a leading position within the high income regions of the country; wide range of products tailored to meet client needs; conservative risk profile; scalable state-of-the-art technology platform; and focus on sustainable growth, both organically and through selective acquisitions.

Relationship with the Santander Group

We believe that being part of the Santander Group offers us a significant competitive advantage over the other banks in our peer group, none of which is part of a similar global banking group.  This relationship allows us to:

•
leverage the Santander Group’s global information systems platform, reducing our technology development costs, providing operational synergies with the Santander Group and enhancing our ability to provide international products and services to our customers;

•	access the Santander Group’s multinational client base;

•
take advantage of the Santander Group’s global presence, in particular in other countries in Latin America, to offer international solutions for our Brazilian corporate customers’ financial needs as they expand their operations globally;

•	selectively replicate or adapt the Santander Group’s successful product offerings from other countries in Brazil;

•
benefit from the Santander Group’s operational expertise in areas such as internal controls and risk management, which practices have been developed in response to a wide range of market conditions across the world and which we believe will enhance our ability to expand our business within desired risk limits;

•	leverage the Santander Group’s experience with integrations to maximize and accelerate the generation of synergies from the Banco Real acquisition and any future acquisitions; and

•
benefit from the Santander Group’s management training and development which is composed of a combination of in-house training and development with access to managerial expertise in other Santander Group units outside Brazil.

Strong presence in attractive demographic and geographic areas

We are well positioned to benefit from the growth in our customer base and the relatively low penetration of financial products and services in Brazil, through sales of key products such as credit cards and insurance.  Mid- and high-income customers provide access to a stable and low cost funding base through customer time and demand deposits.  Furthermore, we believe that our focus on these income classes has increased our profitability, as they have traditionally produced higher volumes and margins.

We are focused on the growing mid- and high-income classes in Brazil, which we define as individuals with monthly income in excess of R$1,200 and R$4,000, respectively. We believe that there is further potential through the use of our existing, scalable and newly redesigned IT platform for increasing the penetration of financial products and services with our client base of approximately 10.2 million account holders according to the Central Bank as of December 31, 2009.  For example, on December 31, 2009, only 22% of our current account holders had personal loans and only 60% had a credit card.  In addition, the acquisition of Banco Real strengthened our competitive position in the South and Southeast regions of Brazil, an area that accounted for approximately 73% of Brazil’s GDP in 2007, and where we now have one of the largest branch networks among Brazilian banks, according to the Central Bank.  Our presence in these attractive geographic areas, combined with our focus on mid- and high-income customers allow us to effectively cover a significant portion of Brazil’s economic base.

Track record of successful integrations

The Santander Group has expanded its footprint worldwide through the successful integration of numerous acquired businesses.  For example, Abbey National Bank in the United Kingdom improved its efficiency ratio (cost to income) from 70.0% in 2004 (when it was acquired by Santander Spain) to 55.1% in 2006 and to 45.2% in 2008.  In addition, since 1997, the Santander Group has acquired six banks in Brazil, demonstrating its ability to execute complex acquisitions in this market, integrate the acquired companies into its existing business and improve the acquired companies’ operating performance.  Our first significant acquisition was of Banespa in November 2000.  In our acquisitions, we aim to combine the best elements of each bank into a single institution, benchmarking business strategies, key personnel, technology and processes of each bank to ensure the optimal combination for a sustainable competitive position.  In particular, this is the case with our integration of Banco Real, from which we are seeking to achieve cumulative cost synergies of approximately R$2.4 billion (calculated based on the costs of Santander Brasil and Banco Real for 2008 adjusted for inflation and estimated salary increases) and cumulative revenue synergies of approximately R$300 million by December 31, 2011.

We started the process of the operational, commercial and technological integration of Banco Real immediately following the share exchange (incorporação de ações) in August 2008.  We developed a three-year integration plan, which we are carefully executing in an effort to achieve synergies and ensure that best practices will be identified and implemented.  Our wholesale banking operations have been fully integrated since the end of 2008.  In March 2009, we began the integration of the branch networks and electronic distribution channels of the two institutions to enable customers to perform not only cash withdrawals but a full range of transactions at branches or ATMs of either bank.  We expect to have fully integrated ATM and branch networks in 2010.  We believe that we have thus far achieved our key integration goals, including maintaining and improving customer service; identifying operational strengths of each bank and maintaining and leveraging these strengths; establishing a new business culture among our employees focused on our strengths; retaining and developing trained and talented employees; and achieving our operating targets.

Leading market position

We rank third among private banks in Brazil, according to the Central Bank, in terms of assets with a market share of 9.3% as of December 31, 2009.  Among these banks, we believe we hold a top three market position in most of our key product lines as evidenced by our market share in the following selected products and regions.

At December 31, 2009
Market share (%)
Overdraft	19.2
Payroll/individual loans	12.1
Auto leasing/CDC	14.9
Credit cards	9.9
Branches	11.6
Southeast	14.9
South	8.6

________________
Source: Central Bank.

The acquisition of Banco Real has further extended our reach in the Brazilian market.  We believe that our size and market leadership position provide us with exceptional competitive opportunities including the ability to gather market intelligence to support decision-making in determining business opportunities and in meeting our customers’ needs operating as a full-service bank.  Since the acquisition of Banco Real, we have increased our market share in key business lines such as payroll/individual loans, overdraft on current accounts and credit cards.  In addition, we are a leading wholesale bank in Brazil.  Through our unique access to the Santander Group’s global network, we are able to support our large Brazilian corporate customers in the internationalization of their businesses, for example, through trade and acquisition financing, which brings together a loan syndicate that could use several take-out strategies in different markets.  As one of the top tiered banks in the country, and in light of the opportunities for leveraging our operating segments, our broad product offering and geographic presence, we are well positioned to gain market share.

State-of-the-art integrated technology platform

We operate a high generation customer-centered technology platform that incorporates the standards and processes, as well as the proven innovations, of both the Santander Group worldwide and Banco Real.  The incorporation of a customer relationship management system enables us to deliver products and services targeted to the needs of our customers.  Because our IT platform is integrated with that of the Santander Group, we are able to support our customer’s global businesses and benefit from a flexible and scalable platform that will support our growth in the country.  This platform has been enriched with a set of customer-focused features inherited from Banco Real, which we believe provides us with a significant competitive advantage.

Our Strategy

Our goal is to be the leading full service bank in Brazil in terms of revenues, profitability and brand recognition, as well as client, stakeholder and work force satisfaction.  We strive to be a relationship bank and the primary bank of our retail and wholesale customers based on sustainable practices, serving them with our full range of products.  We believe that we can achieve these goals by employing the following strategies:

Improve operating efficiency by benefiting from integration synergies and implementing best practices

We will continue seeking ways to further improve our operating efficiency and margins.  We intend to maintain investment discipline and direct resources to areas that generate improvements in our client management and increase our revenues.  We expect to be able to generate additional synergies from the combination of best practices of Santander Brasil and Banco Real, both in terms of revenues as we further leverage on relationship and cross selling opportunities across a wider client base, as well as in terms of costs as we realize the potential gains driven by scale, raising our efficiency levels.  We believe that synergies creation will be supported by the complementary geographic distribution and customer base of the combined branch networks and the banks’ relatively low product overlap.  Our integration has already shown a significant expense reduction, with our cost to income ratio declining from 44.1% (administrative expenses divided by total income presented on a pro forma basis) in 2008 to 35.0% in 2009.

Expand product offering and distribution channels in Commercial Banking

We intend to further increase our business and operations throughout Brazil, expanding our Commercial Banking services to existing and prospective retail customers.  We plan to offer new products and services to existing customers based on each customer’s profile through our numerous distribution channels by leveraging our customer relationship management data base and IT platform.  Our efforts related to the offer of new products and expansion of our reach to other markets will continue to be focused on the correct risk measurement of those opportunities.  We also will seek to increase our market share through the offering of innovative banking products and intend to focus on product areas where we believe there is opportunity to increase our presence in the Brazilian market, for example in credit cards and insurance products.  Furthermore, we plan to attract current account holders by capturing users of our products, such as automobile financing, insurance or credit cards.  We will continue to focus our marketing efforts to enlarge our customer base and increase the number of products used by each client, as well as to increase our share in those products for which clients generally operate with more than one bank.  We intend to improve our competitiveness by further strengthening our brand awareness, particularly through marketing.

We intend to improve and expand the distribution channels for our products through our traditional branch network and alternative marketing and direct sales distribution channels such as telemarketing, Internet banking and correspondent banks.  We plan to open 600 new branches by 2013 in our stronghold area of South and Southeastern Brazil and other regions where we have critical mass.  We will continue to maximize the synergies and leverage the opportunities between our corporate and retail businesses.  For instance, when rendering payroll services to our corporate customers, we can place an on site service unit at our corporate client’s premises and thereby access its employees as a potential new customer base and achieve the critical mass necessary to open a new branch in that area.  We intend to grow our mortgage business as a consequence of the housing deficit in Brazil and the legal reforms supporting mortgage financing.

Capitalize on our strong market position in the wholesale business

We provide multinational corporations present in Brazil and local companies, including those with operations abroad, with a wide variety of financial products, utilizing our worldwide network to serve our customers’ needs with customized solutions.  We intend to further focus on our strong worldwide position as a client relationship wholesale bank, in line with the Santander Group’s worldwide strategy for the Global Wholesale Banking segment.  We expect to benefit from the Santander Group’s strengthened market position as a key player in the global banking industry and thereby strengthen our existing relationships and build new lasting relationships with new customers, exploring the widest possible range of our product portfolio, particularly higher margin products.  In addition, as a leading local player with the support of a major international financial institution, we intend to be a strong supporter of Brazilian corporations as they continue to expand their businesses worldwide.  Moreover, we believe that we can use our relationship with large corporate customers to access their suppliers as potential new customers.  In addition, we intend to distribute treasury products to smaller companies or individuals through the Santander Global Connect (SGC) platform.

Further develop a transparent and sustainable business platform

We will maintain a commitment to economic, social and environmental sustainability in our procedures, products, policies and relationships.  We will continue building durable and transparent relationships with our customers through understanding their needs and designing our products and services to meet those needs.  We believe that our commitment to transparency and sustainability will help us create a business platform to maintain growth in our operations over the long term and that is instrumental to forge business relationships, improve brand recognition and attract talented professionals.  We will continue to sponsor educational opportunities through Santander Universidades and the Universia portal to foster future potential customer relationships.

Continue growing our insurance business

We intend to continue growing our insurance business, particularly bancassurance.  Our commitment to grow in this segment was recently evidenced by our acquisition of the remaining 50% of Real Seguros Vida e Previdência S.A. (formerly Real Tokio Marine Vida e Previdência S.A.).  We expect to increase our presence within the insurance segment by leveraging on our strong branch network and client base, particularly in the South and Southeast, to cross-sell insurance products with the goal of maximizing the income generated by each customer, as well as using our strong relationships with small and medium-sized businesses with annual gross revenues of less than R$30 million, or “SMEs”, and large corporations within the country.  We intend to sell our products by means of our traditional distribution channels, such as branches, and also through ATMs, call center and Internet banking.

History

Santander Group in Brazil

The Santander Group has expanded globally through a number of acquisitions and the successful integration of the acquired businesses to achieve synergies.

In 1957, the Santander Group first entered the Brazilian market through an operating agreement with Banco Intercontinental do Brasil S.A.  Since the 1990s, the Santander Group has sought to establish a strong Latin American presence, particularly in Brazil.  The Santander Group pursued this strategy through organic growth as well as acquisitions.  In 1997, the Santander Group acquired Banco Geral do Comércio S.A., a medium-sized retail bank, which subsequently changed its name to Banco Santander Brasil S.A.  In the following year, the Santander Group acquired Banco Noroeste S.A. to further strengthen its position as a retail bank in Brazil.  In 1999, Banco Noroeste was merged into Banco Santander Brasil.  In January 2000, the Santander Group acquired Banco Meridional S.A. (including its subsidiary Banco Bozano, Simonsen S.A.), a bank active in retail and wholesale banking primarily in Southern Brazil.

Since 1997, the Santander Group has consistently demonstrated its ability to execute significant acquisitions in Brazil, integrate the acquired companies into its existing business and improve the acquired companies’ operating performance.  This was the case, in particular, with the acquisition in November 2000 of Banespa, a bank owned by the State of São Paulo.  Through this acquisition, the Santander Group transformed itself into one of Brazil’s largest financial groups with strong retail and wholesale banking operations strategically positioned in the country’s South and Southeast regions.  Following the acquisition, the Santander Group implemented an information technology modernization at Banespa.  Within a year of the acquisition, Banespa’s efficiency ratio improved significantly.

Despite operating in Brazil under different legal entities, Santander Brasil has had centralized management and administrative functions in Brazil since 2000.  In 2006, Santander Brasil, following shareholder and Central Bank approval, consolidated its investments into one entity, Banco Santander Banespa S.A., which was later renamed Banco Santander (Brasil) S.A., thereby simplifying our corporate and tax structure, improving our operating efficiency and reducing administrative costs through the integration and upgrade of the different information technology platforms.  In 2007, the Santander Group implemented a brand unification program.

Banco Real Acquisition

On November 1, 2007, RFS Holdings B.V., a consortium comprising Santander Spain, The Royal Bank of Scotland Group PLC, Fortis SA/NV and Fortis N.V., acquired 96.95% of the shares of ABN AMRO, the controlling shareholder of Banco Real.  On December 12, 2007, the Brazilian antitrust authorities (Conselho Administrativo de Defesa Econômica, or CADE) approved without conditions the acquisition of ABN AMRO’s Brazilian entities by the consortium.  In the first quarter of 2008, Fortis and Santander Spain reached an agreement whereby Santander Spain acquired the right to the Brazilian asset management activities of ABN AMRO, which Fortis had acquired as part of the consortium’s purchase of ABN AMRO.  On July 24, 2008, Santander Spain took indirect share control of Banco Real, which it then incorporated into the Santander Group to consolidate its investments in Brazil.  At shareholders meetings of each of Santander Brasil and Banco Real held on August 29, 2008, the acquisition by Santander Brasil of Banco Real’s share capital was approved through a share exchange (incorporação de ações), and Banco Real became a wholly-owned subsidiary of Santander Brasil.  At the time of the share exchange, Banco Real was the fourth largest private Brazilian bank in terms of assets.  On April 30, 2009, Banco Real was merged into Santander Brasil and ceased to exist as a separate legal entity.  The merger is pending approval by the Central Bank.  As a result of the share exchange, we became the third largest private bank in Brazil in terms of assets.

Integration of Santander Brasil and Banco Real

We began integrating the operations of Banco Real into Santander Brasil shortly after the share exchange was approved on August 29, 2008.  As part of this process, we established an “integration office”, responsible for coordinating our integration plans, providing support and planning.  Prior to initiating the integration process, we established certain key goals to structure and conduct the integration, including:

•	maintaining and improving customer service;

•	identifying operational strengths of each bank and maintaining and leveraging such strengths;

•	establishing a new business culture among our employees, focusing on our strengths;

•	retaining and developing trained and talented employees; and

•	achieving annual operating and financial targets.

One of our objectives in developing our integration plan was to identify the strengths of each bank in each of the areas identified above and to develop an overall strategic vision for the combined operations.  As part of this process, we conducted extensive reviews over a two-month period comparing, among other things, each bank’s operating model, brand awareness and human resources practices to identify and establish the best practices at each bank that would be used when integrating the operations of both banks.  In addition, in an effort to identify the best practices of each bank, approximately 900 individuals across the two banks, from technicians to systems operators, were involved in our “plans for project definition”, pursuant to which they identified and analyzed the differences across the two banks’ technology systems, products, operating processes and policies.  Based on these efforts, we developed an “Integration Framework”, setting forth the requirements for a fully integrated bank operating under the Santander brand, with a consistent business model and credit and operational risk management.

Our Integration Framework encompasses four main initiatives:

•
Systems Plan: Identify the different functions of the information technology system of each bank and implement the transition to a single information technology platform, designing contingency plans and processes for information technology conversion.  Santander Brasil’s information technology platform was chosen as the base platform due to its robustness, flexibility and user-friendly interface.  The information technology platform, which we expect to implement fully by the end of 2010, is designed to utilize the best practices of both banks.

•
Integration Steps: Identify different steps to present the future vision of the business, process and policies of the two banks.  These steps were completed by the end of 2009.  One recently initiated step is the integration of branch networks, which will be an area of primary focus until the information technology systems integration is complete.

•	Synergies: Identify methods to take advantage of cost synergies across the organization.

•
Change: Monitor and evaluate changes resulting from the integration.  Our change management team is focused on defining the necessary steps to take advantage of positive changes resulting from the integration and to minimize negative changes.  Such steps include, among others, employee training and development, and developing and maintaining clear internal and customer communication.

The integration process is moving according to schedule.  Important stages were completed in 2009, relating to the unification of the back office, wholesale banking, enterprises, corporations, private banking and the integration of the ATMs for key banking operations.  In terms of products, the launch of improved Santander Master and Real Master products was a milestone in this process as it brought together the best ideas of each bank in a single product offered to the clients of both banks.  Notable among the initiatives taken in 2009 are:

•	the integration of the brokerage entities;

•	the unification of the customer service models, reducing the involvement of branches in operational activities;

•	the offering of products from both networks, such as the Flex Card and Van Gogh services to Santander’s high-income clients;

•	the unification of our administrative offices;

•	the definition of the commercial model and implementation of a model that focuses on closer relations with clients, business efficiency and a balance between results, productivity and quality; and

•	the creation of a unified platform for insurance offerings (personal accident, residential and auto insurance), with additional insurance partners (Marítima and SulAmerica).

In addition to integrating our operations, we have implemented new employee policies, covering five main areas: health, wellness, personal and professional development, family, and day-to-day employee life, and established a new employee structure.  We are also in the process of establishing our model and policy for risk management in retail banking, which is one of the final steps in the process of integrating our credit and market risk practices.

We expect that the integration will generate cumulative cost synergies of approximately R$2.4 billion and revenue synergies of approximately R$300 million by December 31, 2011.  In 2009, we had R$1.1 billion in cost synergies, above our initial expectation of R$800 million for the year.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Santander Brasil and the Brazilian Financial Services Industry”.

Capital expenditures and divestitures

The technology platform we adopted focuses on our customers and supports our business model.  In 2009, total investments in information technology were R$473 million, 13% more than in 2008.

The integration of operational processes and information technology is planned for 2010, with the unification of the branch network.  Until then, there will be more than 1,400 projects at work in systems development.  We will have contracted with the affiliates of our controlling shareholder, Isban and Produban, to assist us in this integration process.

Technology management by specialized companies belonging to Santander Group enables us to achieve a global scale and other benefits similar to outsourcing without the loss-of-control downside of externalizing core activities.

The infrastructure environment can be divided into six groups:

•
Data centers.  Following the integration, data centers will be in two locations.  Our security environment entails an authentication and authorization system based on mainframe infrastructure, a secure internal network protected by a complex set of firewalls, continuous monitoring of incoming traffic and protection of work stations with anti-virus software.

•	Data Communications. We are in the process of upgrading our data communications infrastructure, with the goal of achieving higher broadband speed.

•	Call Centers. In addition to customer service, our call centers perform recovery and sales activities.

•
Branches/ATMs.  Since 2009, customers of the Santander Brasil and Banco Real have been able to carry out primary financial transactions such as obtaining statements, money withdrawals and payments in all branches and ATMs, regardless of brand.

•	Data processing environment. To increase efficiencies, we worked on consolidating servers in 2009, reducing the number of servers (4,000 to 1,500) and decommissioning certain platforms.

•	End-user systems. We maintained the end-user systems, with the goal of standardizing hardware and operating systems at all workstations for all employees.

In March 2010 we sold the building of the former headquarters of Banco Real, located at Avenida Paulista 1374, São Paulo, for a total amount of R$270.0 million. This transaction was consummated through a purchase agreement dated on March 4, 2010 with Fundo de Investimento Imobiliário Prime Portfólio corresponding to the sale of 60.0% of the building and a purchase agreement dated on March 5, 2010 with Top Center Empreendimentos e Participações Ltda. corresponding to the sale of 40% of the building.  We have financed 40% of the purchase price of the building.

Public takeover offers

No matters to report.

B.           Business Overview

Business Overview

Our business consists of three operating segments: Commercial Banking, Global Wholesale Banking and Asset Management and Insurance.

Commercial Banking: We focus on customer relationships, extending credit, services and products to individuals and corporations (other than global corporate customers who are served by our Global Wholesale Banking segment) through personal loans (including real estate and automobile financing, unsecured consumer financing, checking account overdraft loans, credit cards and payroll loans), leasing, commercial loans, working capital lines and foreign trade financing.  Our product offering extends to private retirement plans, insurance, bill collection and processing services.  Our Commercial Banking operations also include private banking typically for individuals with investment assets of over R$1.0 million.  Our business model is based on a tailored approach to each income class of our individual customers (high, mid and low income classes) in order to address their specific needs.  We are particularly well positioned in the mid-income class (monthly income in excess of R$1,200 and below R$4,000) and the high income class (monthly income in excess of R$4,000).  Our customers are serviced throughout Brazil primarily through our branch network, which, at December 31, 2009, consisted of 2,091 branches, 1,502 on-site service units located at our corporate customers’ premises, and 18,094 ATMs, as well as our Internet banking platform and our call center operations.  We believe our retail operations have benefited significantly from the acquisition of Banco Real by improving our geographic coverage of Brazil and complementing our client portfolios.  For example, Banco Real has historically had a strong presence in the high-income class and SMEs, and in products such as automobile financing, while our strengths have been historically in the mid-income class and civil servant sectors, and in insurance products.

Global Wholesale Banking: We are a leading wholesale bank in Brazil and offer financial services and sophisticated and structured solutions to our customers, in parallel with our proprietary trading activities.  Our wholesale banking business focuses on servicing approximately 700  large local and multinational conglomerates, which we refer to as Global Banking & Markets, or “GB&M”, customers.  In the year ended December 31, 2009, Brazilian operations represented approximately 30.0% of the Santander Group’s wholesale banking business measured by profit before tax.  Our wholesale business provides our customers with a wide range of domestic and international services that are specifically tailored to the needs of each client.  We offer products and services in the following key areas: global transaction banking, credit markets, corporate finance, equities, rates, market making and proprietary trading.  Our customers benefit from the global services provided by the Santander Group’s integrated wholesale banking network and local market expertise.  Our proprietary trading desk is under strict risk control oversight and has consistently shown positive results, even under volatile scenarios.

Asset Management and Insurance: According to ANBIMA, as of December 31, 2009, our Asset Management segment had R$108.3 billion in assets under management, approximately a 20% increase from the same date in 2008, which made us the fourth largest asset manager in Brazil with a 7.5% market share.  We were chosen by Exame magazine in August 2009 as the best manager of Equity Funds in Brazil.  Our product offering includes fixed income, money market, equity and multi-market funds.  As part of our insurance business, we offer primarily bancassurance products related to our core banking business, such as home, credit, life insurance and capitalization and pension products, to our retail and SME customers.  On March 19, 2009, we acquired 50% of Real Seguros Vida e Previdência S.A. (formerly Real Tokio Marine Vida e Previdência S.A.).  We believe that our strong branch network and client base will allow us to further expand the bancassurance business in a coordinated manner to individuals and SMEs as well as large corporations.  On August 14, 2009, our shareholders transferred certain Brazilian asset management and insurance companies that were previously owned by Santander Spain to us, through a series of share exchange transactions (incorporações de ações) in order to consolidate all of Santander Group’s Brazilian insurance and asset management operations into Santander Brasil.  These transactions are pending approval by the Central Bank and SUSEP (with respect to the insurance operations).

The following chart sets forth our operating segments and their main focuses.

Commercial Banking	Global Wholesale Banking	Asset Management and Insurance

•  Retail banking

–     Individuals

–     SMEs
•  Enterprises with annual gross revenues in excess of R$30 million but less than R$250 million

•  Corporations with annual gross revenues in excess of R$250 million (other than global corporate clients)

•  Consumer finance

	• Global corporate clients, or GB&M • Treasury	• Asset management • Insurance

The following table sets forth the breakdown of our net interest income and profit before tax by operating segment.

	For the Year Ended December 31,
	Net Interest Income				Profit Before Tax
	2009	2008 (Pro Forma)	2008	2007	2009	2008 (Pro Forma)	2008	2007

Commercial Banking	20,260.3	17,719.1	10,191.7	5,491.8	4,894.4	2,919.3	877.5	1,111.9
Global Wholesale Banking	1,766.8	1,439.6	1,213.5	693.3	2,650.8	1,835.2	1,526.4	1,482.8
Asset Management and Insurance(1)	139.9	72.3	32.8	10.2	591.8	317.5	144.9	92.4
Total	22,167.0	19,231.0	11,438.0	6,195.3	8,137.0	5,072.0	2,548.8	2,687.1
______________
(1)	In 2008 and 2007, does not include insurance operations that became part of the segment following the share exchange transaction of August 2009 of certain asset management and insurance companies.

Commercial Banking

Our Commercial Banking segment’s activities include products and services for retail customers, enterprises and corporations (other than global corporate clients who are served by our Global Wholesale Banking segment) and our consumer finance business.

Retail Banking

Our retail banking customer base includes individuals and SMEs with annual revenues of less than R$30 million and certain government institutions.  Individual customers are divided into private banking customers, with a minimum of R$1.0 million in assets available for investment; high-income customers, with monthly income in excess of R$4,000; mid-income customers, with monthly income between R$1,200 and R$4,000; and low-income customers, with monthly income below R$1,200.  We believe that our specific customer classifications allow us to target customers with products that fit their particular needs.  Our focus is on high- and mid-income customers, areas in which we see growth as a result of continued high social mobility in Brazil, accompanied by rising income levels.

We follow different service models for each customer class:

•
High-income customers: Our model includes exclusive branches and differentiated areas in our regular branches and is based on personal relationships with our account managers to provide privacy, priority and special attention to these customers.

•	Mid-income customers: We use a multi-channel service model, supported by our account managers. We provide differentiated services to customers we view as upwardly mobile.

•
Low-income customers: Our emphasis is on serving customers through alternative channels.  In our branches, these customers are served under a standardized model through pools of managers, with a sales-oriented approach.  Differentiated services are offered to customers we view as upwardly mobile.

•
SMEs: For medium-sized enterprises, our model is centered on a relationship with the account manager while for small-sized enterprises, we rely more on multi-channel distribution.  Special platforms are used to offer differentiated services to clients with a high earnings potential.

At December 31, 2009, our retail banking operations had approximately 22.3 million customers, consisting of approximately 21.3 million individuals and 1.0 million SMEs, an increase of 1.3 million individuals and 97,000 SMEs, respectively, from December 31, 2008.  At December 31, 2009, we had approximately 10.2 million current account holders according to data from the Central Bank, an increase of 1.0 million customers from December 31, 2008.

The range of products and services we offer to our retail customers includes:

•	current accounts, saving accounts and time deposits;

•	loans to individual customers, including consumer finance, personal loans and payroll loans;

•	credit cards;

•	loans to SMEs;

•	agricultural loans;

•	mortgages;

•	leasing;

•	insurance and asset management products;

•	private retirement plans; and

•	cash management services for SMEs.

In our retail banking business, we provide a broad range of products and services and centralize banking transactions of our customers in order to increase the number of products used per customer.  Our goal is to be the bank of choice for our customers, in particular in the high- and mid-income classes.  In the year ended December 31, 2009, our average individual customer had 13.9 banking transactions per month (including queries).

Deposit-Taking Activity

We offer our customers a variety of deposit products, such as:

•	current accounts (also referred to as demand deposits), which do not bear interest;

•	traditional savings accounts, which currently earn the Brazilian reference rate for savings accounts (taxa referencial) plus 0.5% per month, as set by the federal government; and

•	time deposits, which are represented by certificates of bank deposits, or “CDBs”, which normally have a maturity of less than 36 months and earn interest at a fixed or floating rate.

In addition, we accept deposits from financial institutions as part of our treasury operations, which are represented by certificates of interbank deposit, or CDIs, and which earn the interbank deposit rate.  In addition to representing a significant source of stable funding for us, we regard each account holder as a potential customer for the full range of products and services we offer.

The table below presents a breakdown of our deposits by product type at the dates indicated.

	At December 31,
	2009	2008	2007
	(in millions of R$)
Customer deposits
Current accounts	15,140	15,298	6,588
Savings accounts	25,216	20,643	6,288
Other demand deposits	—	—	26
Time deposits	74,634	88,880	26,028
Repurchase Agreements	34,450	30,674	16,281
Total customer deposits	149,440	155,495	55,211
Deposits from the Brazilian Central Bank and credit institutions
Time deposits	20,838	26,721	11,949
Demand deposits	195	66	61
Repurchase Agreements	164	31	6,834
Total	21,197	26,818	18,844

Credit Operations

The following table shows a breakdown of our credit portfolio by client category at the dates indicated.

	At December 31,			Change, December 31, 2009 vs. December 31, 2008
	2009	2008	2007	R$million	%
	(in millions of R$)
Retail	62,578	58,748	17,766	3,830	7
Individuals	41,394	36,879	13,515	4,515	12
SMEs	21,184	21,869	4,251	(685)	(3)
Consumer finance	25,892	25,108	4,315	784	3
Enterprises	8,706	10,203	2,812	(1,497)	(15)
Corporations	7,765	8,915	3,168	(1,150)	(13)
Global corporate clients	26,347	30,928	12,066	(4,581)	(15)
Total	131,288	133,902	40,127	(2,614)	(2)

Retail Lending

We offer our retail lending products to customers through our extensive branch network and on-site service units.  See “—Distribution Network”.  We divide our customers into separate categories based principally on their monthly income (for individuals) and annual gross revenues (for businesses).  We tailor our products and services to the needs of each customer classification.

We make credit available to our customers through the various loan products listed in the table below.  The table sets forth our managerial individual customer loan portfolio at the dates indicated.

	At December 31,			Change, At December 31, 2009 vs. December 31, 2008
	2009	2008	2007	R$million	%
	(in millions of R$)
Payroll loans	7,641	7,244	2,400	397	5
Account overdraft loans	2,713	2,661	882	(226)	(8)
Consumer finance	1,979	1,694	942	284	17
Personal loans	10,547	10,298	2,613	674	7
Credit cards	7,587	6,574	2,434	1,098	17
Mortgages	5,137	4,568	1,663	570	12
Other(1)	5,790	3,840	2,581	1,950	51
Total	41,394	36,879	13,515	4,746	13
______________
(1)	Other includes agricultural loans, BNDES on-lending, and overdraft facilities.

Personal Loans

A personal loan is similar to a consumer loan except that the proceeds may be used for general purposes.  Personal loans have maturities of up to 48 months and the monthly installments to be paid by the customer should not exceed 30% of such customer’s monthly salary.

Payroll Loans

Payroll loans are a typical retail product with a differentiated method of payment.  Monthly installments are deducted directly from the customer’s payroll by their employer and then credited to the bank.  We believe that this significantly reduces the credit risk.  Our customers are typically employees from the public sector or state pension holders (together representing approximately 73.0% of our payroll loans portfolio).  No single entity is responsible for more than 10% of our payroll loans in the aggregate.  This product represents approximately 22% of the retail credit market in Brazil.  We had an approximate 7.4% of market share in payroll loans at December 31, 2009, according to the Central Bank.

Credit Cards

We participate in the credit card market through the issuance of Visa and MasterCard credit cards to our customers (deposit account holders and non-deposit account holders).  Our income from credit cards includes interchange merchant fees, interest on credit card balances, annual cardholder fees and fees charged for cash advances.  We market our credit cards through our branch network and direct sales (telemarketing, customer care centers and direct marketing campaigns).  As of December 31, 2009, we had issued approximately 9.7 million credit cards, which were accepted at sales outlets worldwide.  Our strategy is based on market share and profitability growth, through product innovation and aggressive customer acquisition efforts.  Since 2006, we have launched credit card products designed to fit the needs of various customer profiles and aimed at encouraging demand for our products.  These differentiated credit cards have allowed us to increase our card portfolio by approximately 66.1% since 2006.  Nearly all of the growth in this product offering is due to innovative products we created, such as Santander Light, a credit card with a lower interest rate than other credit cards, and Santander Reward, a credit card that offers cash back.

On November 27, 2009, we announced the commencement of negotiations with Getnet in order to execute the contracts and corporate instruments needed to jointly operate, develop and sell services in the Brazilian market and to capture and process credit and/or debit cards transactions. The credit card industry is expected to grow approximately 20% annually and double its size in four years according to ABECS data.  The formation of the joint-venture company, Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima, which will be owned 50% by us and 50% by Getnet, was completed on January 14, 2010.  We are pioneers in launching this acquisition model in Brazil.  See “Item 4. Information on the Company—A. History and Development of the Company—Integrada”.

Account Overdraft Loans

Account overdraft loans (cheque especial) are made available through an overdraft facility, subject to a limit for each customer established based on a dynamic scoring system.  Because it is an unsecured product, it carries a higher interest charge than any of our other financing operations.

Consumer Finance

We provide consumer finance products to deposit and non-deposit account holders through Aymoré Financiamentos S.A., a financing company specializing in providing consumer credit directly to borrowers or through intermediate agencies.  At December 31, 2009, we had over 10,000  active dealers, 1,300 sales employees and 150 branches throughout Brazil.  Our core business, vehicle financing, comprised approximately 86.0% of our consumer finance business at December 31, 2009, and we had a 14.9% market share (13.4% Aymoré Financiamentos S.A and 1.5% sales by branches) in terms of credit portfolio in the Brazilian vehicle finance business at the same date, according to the Central Bank.  We specialize in the financing of goods and services through customer direct credit or leasing.  We also finance various products and services, such as computers, tourism, furniture, hospital and odontological equipment, nautical equipment, automobile parts and services.  We focus on offering fast credit approval, and our consumer finance business is supported by our long-standing relationships with important companies such as Renault, Peugeot, Citroën, Dell and Microsoft.  Our acquisition of Banco Real was complementary to our preexisting operations because Santander had a relatively small market share in consumer finance operations compared to Banco Real.

Mortgages

We offer loans to our customers for the purchase of real estate secured by mortgages.  In 2005, we were the first bank in Brazil to offer a mortgage product with monthly fixed installments with a maturity of up to 10 years.  We currently  offer mortgages with a maturity of up to 30 years.  We also offer credit lines to corporate customers in the real estate construction industry for the financing of up to 80% of the project construction cost.  We have a leading position in this business among private banks and, at December 31, 2009, we had a 9.0% market share in Brazil in terms of amounts outstanding, according to the Central Bank.

In addition, as a result of the acquisition of Banco Real and our strategy of launching innovative products, we believe we have achieved a leading position among private banks in the housing loan sector.  For example, we have used the Santander Group’s expertise in certain products which have been successful in other countries to launch the first mortgage loan offered by a private bank in Brazil with fixed or inflation-index linked installments with a 30-year maturity.  At December 31, 2009, total housing loans, including real estate construction loans, amounted to R$9.0 billion, representing approximately 6.4% of our total credit portfolio.

On average, the loan-to-value ratio of our housing loans is 55%.  We do not offer mortgage loans that do not meet the prime standards; that is, we do not make any loans for more than 80% of the value of the property to be purchased, borrowers must meet certain minimum monthly income levels as evidenced by recent payroll information and tax returns, and payments may not exceed 27% of borrowers’ monthly income.  Borrowers must provide satisfactory documentary evidence to confirm their employment or other types of revenue and to otherwise evaluate their credit risk profile.

Corporate Lending (for Customers Served by our Commercial Banking Segment)

We offer a wide range of credit products to our corporate customers, including general corporate and working capital financing, lease financing and foreign trade financing, as well as deposit-taking and other services.  As of December 31, 2009, we had approximately 1.0 million SME customers, approximately 4,700  enterprise customers, which we define as companies with annual gross revenues of between R$30 million and R$250 million, and 600 corporate customers, which we define as companies with annual gross revenues exceeding R$250 million.  Our corporate customers include companies across all industry sectors.  Our SME and corporate client coverage is handled by our officers who are allocated according to customers’ geographic location.  We have client coverage officers in Rio de Janeiro, Belo Horizonte, Porto Alegre and Recife.

The table sets forth our managerial SME loan portfolio at the dates indicated.

	At December 31,			Change, December 31, 2009 vs. December 31, 2008
	2009	2008	2007	R$million	%
	(in millions of R$)
Agricultural lending – specific funding	2	6	5	(4)	(74)
Agricultural lending – required reserves	121	126	52	(5)	(4)
Working capital loans	9,554	8,529	1,176	1,025	12
Buyer financing	30	195	36	(165)	(85)
Vendor financing	4	8	2	(4)	(50)
Discounted receivables	275	443	181	(168)	(38)
Overdraft facility	3,112	4,679	1,137	(1,567)	(33)
Comex	123	178	62	(55)	(31)
Refinancing	1,817	981	126	836	85
Special credit	11	34	33	(23)	(68)
BNDES on-lending	1,299	1,154	230	145	13
Agricultural equipment financing	20	17	19	3	18
Resolution 2,770 agricultural on-lending(1)	12	28	—	(16)	(57)
Account overdraft loans	1,208	1,515	353	(307)	(20)
CDC/leasing	2,517	2,889	695	(372)	(13)
Other(2)	1,080	1,087	143	(7)	(1)
Total	21,184	21,869	4,251	(685)	(3)
______________
(1)	On-lending of funds borrowed by Brazilian financial institutions from foreign lenders, in accordance with specific Central Bank regulations.

(2)	Other includes credit cards and mortgage finance products.

BNDES On-Lending

We provide medium- and long-term financing for the development of investment projects, the commercialization of machinery and equipment, exports and working capital.  On these transactions, we act as the Accredited Financial Institution, transferring resources from BNDES (Economic and Social Development National Bank), according to the rules and credit limits previously set.

BNDES resources come from the Social Integration Program (Programa de Integração Social), or PIS/PASEP, the Worker Aid Fund (Fundo de Amparo ao Tabalhador), or FAT, the National Treasury and others.  These resources are devoted to finance the economic growth of the country by financing expansion projects, modernization and infrastructure adequacy, including the acquisition of machines, equipment and heavy vehicles.  These financings are generally granted at attractive interest rates and with a maturity rate of up to ten years, exceeding the available maturity for most other transactions in Brazil.

By financing loans with BNDES resources, Santander does not take risks on rates.  We take, however, the borrowers’ credit risks and therefore we apply the same credit analysis criteria that we use for our other loans. This product is offered to every segment, including our Global Banking & Markets clients.

Agricultural Lending

The table below sets forth our managerial balance of loans outstanding to customers in the agricultural sector, broken down by size, geography and type.

	At December 31, 2009	At December 31, 2008
	(in millions of R$)
Customer Size
Small(1)	1,792	1,369
Medium(2)	898	1,090
Large(3)	692	1,438
Geography
North/Northeast	29	33
Central West	113	130
Southeast	2,334	2,687
South	906	1,047
Type
Farming	2,442	2,772
Livestock	657	1,028
Dairy	283	255
______________
(1)	Includes borrowers in the agricultural sector with annual gross revenues of less than R$30 million.

(2)
Includes borrowers in the agricultural sectors with annual gross revenues of more than R$30 million but less than R$250 million, which we call “enterprises”, and corporations with annual gross revenues in excess of R$250 million (other than Global Banking & Markets customers).

(3)	Global Banking & Markets customers.

Our agricultural lending program provides financing primarily for our global corporate clients and corporate medium- and large-sized customers.  We finance the principal steps of the agribusiness chain, providing loans for harvesting, storage and sales, as well as hardware investments.  Loans are usually secured by mortgages and liens on crops and equipment.  Due to our established presence in this sector, such loans represent a significant portion of our total credit portfolio.

We offer our agribusiness customers general working capital, account overdraft loans, fund management, leasing and trade finance, as well as BNDES funding.  Our goal is to allocate loans across agribusiness customers, limiting the average amount per transaction to approximately R$100 million.  This loan allocation process is carried out in stages, resulting in lower borrower default rates in the agricultural sector.  As determined by the Central Bank, Brazilian banks may use funds from their reserve deposits at a fixed rate of 6.75% per annum to fund agribusiness loans.  Central Bank regulations require banks to apply at least 30.0% of cash deposits to agribusiness loans.  If a bank is unable to meet this threshold, it is required to transfer the surplus amount to a non-interest bearing account with the Central Bank.

In 2009, we began offering insurance products for agribusiness operations through an agreement with Seguradora Brasileira Rural (SBR), an insurance company outside of the Santander Group, pursuant to which our customers are insured from weather risks, which ultimately mitigates our operational risk.  As of December 31, 2009, our insurance portfolio with SBR totaled approximately R$134 million.

Leasing

We provide leasing for motor vehicles (including cars, vans and tractor-trailers), machinery, equipment and other items for personal and business-related use.  As of December 31, 2009, our lease asset portfolio consisted of R$12.2 billion in motor vehicles and R$1.4 billion in machinery, equipment and other items for personal and business-related use.  Our total lease asset portfolio at December 31, 2009 of R$13.6 billion is divided into the following classifications: individual customers (R$10.6 billion), corporate service customers (R$1.6 billion), industry sector customers (R$0.7 billion) and other classifications (R$0.7 billion).  Lease credit applications are subject to the same approval process as other individual or corporate credit operations, with initial analysis undertaken at the branch that originates the transaction.  If the customer is a corporate customer, a successful application is sent to the Credit Risk Department for further review.  Lease terms are typically for a period between two and five years.

Private Banking

The private banking business serves a select group of clients with a minimum of R$1.0 million in assets available for investment.  We aim to understand our clients’ short- and long-term objectives, needs and risk tolerance.  Our relationship managers work to develop an ongoing partnership offering the most compatible solutions for each client profile.  The private banking business offers to its clients a comprehensive range of financial products and services  As of December 31, 2009, our private banking business managed approximately R$27.0 billion in assets and had approximately 6,500 private banking accounts.

Global Wholesale Banking

We are a leading wholesale bank in Brazil and offer financial services and sophisticated and structured solutions to our customers.  In 2008, Banco Real’s wholesale banking divisions were successfully integrated with ours.  In 2009, we have maintained our focus on four core pillars: (1) strengthening customer relationships, (2) emphasizing performance and productivity to ensure growth, (3) managing risk profiles, and (4) solidifying the recognition of our global brand for product distribution.

Our wholesale banking business focuses on Global Banking & Markets customers, approximately 700 large Brazilian companies and multinational conglomerates, including the largest companies in Brazil.  We also serve multinational subsidiaries of our global clients.  Our clients in this business span a range of industries, including energy and resources, telecommunications, financial, construction, infrastructure, agriculture, retail, industrial (including automobile manufacturers) and service sectors.  Coverage of these clients is allocated by industry.

Our wholesale banking customers benefit from the global structure of services provided by the Santander Group with its worldwide integrated wholesale banking network, global services solutions and local market expertise.  The Santander Group has a global account management structure with a presence in Europe, the United States and elsewhere in Latin America.  This structure allows services to be provided in an integrated fashion.  Our wholesale business provides our customers with a wide range of domestic and international services, and seeks to provide solutions specifically tailored to the needs of each customer.  The Global Wholesale Banking segment’s products and services are available not only to our GB&M clients, but also to corporate and SME customers.

The main products and services we provide are:

•	Global Transaction Banking, which includes cash management, trade finance and funding alternatives to institutions with international operations;

•	Credit Markets, which includes origination units, distribution of structured credit and debt products, debt capital markets and project finance;

•	Corporate Finance, which includes mergers and acquisitions, asset and capital structuring and equity investments;

•	Equities, which includes equity capital markets, equity derivatives, exchange traded derivatives, global custody and securities services, cash equities and equity research;

•	Rates, which offer our customers derivative products, foreign exchange transactions (including for individuals) and other financial products and structures;

•	Market Making, which is responsible for the pricing of client deals originated by the sales force from our corporate, institutional, private banking and retail operations; and

•	Proprietary Trading, which is responsible for the management of our proprietary books and the establishment of a relevant presence as a leading liquidity provider across all local markets.

Global Transaction Banking

We created our global transaction banking product areas to address our customers’ needs for local and global commercial banking solutions, in particular in the areas of trade finance transactions and cash management activities.  The Santander Group separated these businesses from our corporate and investment banking operations as part of our worldwide strategy to address ongoing commercial and financial globalization and internationalization.

Trade Finance.  We believe we have a strong market position in transactions related to cross-border financings and guarantees (both trade and non-trade) and trade services.  According to the Banking Meeting Report, in 2009, we ranked third in Brazil in trade finance transactions and first in guarantees and import transactions.  Our team of experts provides a complete range of products and services (including trade finance, trade services, export credit agency finance), particularly those related to import and export activities.  We have recently developed a Global Services web portal, a delivery channel that allows exporters to create, send and control their export collection transactions.

Cash Management.  Our cash management business offers our customers local banking services and financial products.  It provides lending, receivables financing and working capital lines in addition to a variety of transactional services such as payments, collections, account balances and other cash management-related activities.  The addition of Banco Real’s products, branches and customers has increased the scope of and expanded our cash management business to allow us to become one of the leaders in the Brazilian market in terms of the number of bills and amounts processed.

In addition to our domestic branches, we operate a Grand Cayman branch, which is used primarily for funding purposes and to finance Brazilian trade-related transactions.

Credit Markets

Our credit markets operations are responsible for the areas of project finance, debt capital markets, syndicated loans, acquisition finance and credit sales and trading.

Project Finance.  Our project finance strategy, developed over the past six years, brought us to the leading position in three of four ANBIMA rankings in 2008 (auction advisory, financial advisory and structuring) and again kept us in the leading position in 2009, but with stronger market figures compared to 2008.  The market for project finance in Brazil grew significantly in 2009, reaching a historical high of nearly R$30.0 billion in non-recourse financing granted during this year.  This development was once again supported by the Growth Acceleration Program, or “PAC” (Programa de Aceleração do Crescimento), a highly promoted government initiative, and Petrobras’ infrastructure demands for the Pre-Salt, a deep geological layer of oil basins which are located along the southeast Brazilian shore which, due to their depth (up to 8,000m below the sea surface, including up to 2,000 of rocky salt), require large technological and capital investments.  We have participated in innovative transactions in the power, logistics and oil and gas sectors, and we believe we are well positioned in 2010 to participate in the advisory, structuring and financing of infrastructure projects.  The Santander Group is among the main project finance participants globally, and we are one of the market leaders in Brazil, as demonstrated by our consistently high rankings from ANBIMA in recent years, including first place in 2005, eighth in 2006, second in 2007 and first again in 2008.  Additionally, in 2009, we received the award of Best Project Finance Deal from Latin Finance for the Norbe VIII and IX financing for Petrobras, Brazil’s national oil company.

Significant transactions in the past year included (1) advising on and closing the structuring of a financing package of R$8.7 billion for the AHE Santo Antônio, Rio Madeira, of which R$3.2 billion will come from commercial banks; (2) closing a R$1.0 billion, 18-month bridge loan in an innovative non-recourse structure for Concessionaria Rota das Bandeiras, responsible for the Dom Pedro I toll road concession; and (3) advising and structuring a U.S.$1.34 billion financing package for Norbes VIII and IX Drilling Rigs, owned by Odebrecht Óleo & Gas.

Debt Capital Markets.  We play an important role in both local Brazilian and international debt capital markets for Brazilian issuers.  In the local debt market, we are one of the leading banks, ranking fourth in 2009 in terms of fixed income origination, according to ANBIMA.  Our main transactions during 2009 included debentures issues for Tractebel Energia S.A., Elektro Eletricidade e Serviços S.A., Companhia Energética do Ceará – COELCE and Ecorodovias Concessões e Serviços S.A. and promissory notes issues for Elektro Eletricidade e Serviços S.A., Companhia Energética do Ceará – COELCE and Concessionária Auto Raposo Tavares S.A.  In 2008, we acted as lead manager in the offering of senior and mezzanine shares of Chemical III, a receivables investment fund, as well as lead arranger in the financing for the acquisition of Empresa de Transmissão de Energia do Oeste through the issuance of promissory notes by Terna Participações S.A., one of the largest electricity transmission groups in Brazil.  In the international debt capital markets, we were ranked as the leading underwriter with respect to Brazilian issuers in the corporate bond league table for 2009, according to data from Bloomberg.  We have led the market with the most significant international debt offerings in 2009, including the largest U.S. dollar bond deal from a Brazilian issuer, the U.S.$4.0 billion dual-tranche transaction for Petrobras, and benchmark-size 10-year transactions for Telemar Norte Leste S.A., Vale S.A., Votorantim Participações S.A., Gerdau S.A. and Construtora Norberto Odebrecht, as well as 5-year bonds for Cosan Combustíveis e Lubrificantes S.A. and for Construtora Norberto Odebrecht.  In 2008, together with Banco Real we managed international bond offerings for Gerdau, Braskem, Banco Sofisa, Banco Daycoval and Banco Fibra.

Syndicated Loans and Acquisition Finance.  We are positioned as one of the leading banks in the syndicated loans market in Latin America and were awarded the “2009 Best Latin America Loan House” by Latin Finance Magazine.  Over the last few years, we structured several important transactions including (1) U.S.$178 million acquisition of Termonorte by Termogás, (2) the U.S.$725 million energy project take-out financing for the acquisition of Ipiranga Petroquímica by Braskem (2008), (3) the U.S.$1.0 billion financing for the acquisition of Quanex Corporation by Gerdau (2008) and (4) the U.S.$18.0 billion financing for the acquisition of Inco by Companhia Vale do Rio Doce (CVRD), which at that time was the largest syndicated loan to have been executed in Latin America (2006).

Credit Sales & Trading.  Our Credit Sales & Trading team is responsible for the underwriting and distribution of credit markets products in the Brazilian market.  Aside from the syndications flow, the team plays an active role in secondary trading, for both fixed-income instruments and loans, as well as in the development of structured products.  Recent deals include lead-manager roles in project finance syndications such as R$540.0 million bridge financing to Isolux S.A., R$400 million BNDES guarantees to OHL and R$350 million BNDES/BNB guarantees to Bons Ventos, as well as bookrunner roles in syndicated loans such as U.S.$500 million revolving facility for Odebrecht Overseas.  In the local fixed income market, we underwrote and placed among institutional investors the deals mentioned in “—Debt Capital Markets”.

Corporate Finance

Our corporate finance activities include mergers and acquisitions, asset and capital structuring and equity investments.

Mergers and Acquisitions.  Our corporate finance services are focused on developing customized solutions for customers in the mergers and acquisitions area.  The transactions carried out by our mergers and acquisitions team include advisory services on acquisitions, sales, mergers, restructurings and project funding in a range of sectors, such as construction, agriculture, retail, telecommunications, energy, metals and minerals and financial services.  The role we perform in merger and acquisition transactions usually involves a complete package of financial services, including the financing of acquisitions, structuring of all transactions and settlement of the financing.  In 2009, we acted as financial advisor in several important transactions, including the merger of Bertin S.A. and JBS S.A. to create the largest animal protein producer in the world; the acquisition of 100% of Intelig telecomunicações Ltda., through a merger between Tim Part S.A. and Holdco Part Ltda.; the acquisition, by Empresas CMPC S.A., of the Guaíba Unit from Fibria Celulose S.A.; and the sale of a stake in SantelisaVale to Louis Dreyfus Commodities.  According to the ranking published by Bloomberg, in 2009 we were ranked first in financial advisory services in terms of volume of announced merger and acquisition transactions in Brazil, with approximately U.S.$20.4 billion in 18 announced transactions.

Asset and Capital Structuring.  This area is responsible for the development of structures for financing assets, business promotion and optimization of capital investments.  The principal activities involve capital and asset structuring, seed investment and carbon finance.

Equity Investments.  We have recently started to evaluate businesses through our equity investments area for potential future private equity investments.

Equities

Equity Capital Markets (ECM).  We had a very strong year in 2009, acting as lead bookrunner and/or joint bookrunner in the major equity offerings in Brazil and consolidating our leadership in ECM transactions.  According to Bloomberg and Thomson Reuters, in 2009 we were the leading bank in terms of volume for equity capital market transactions in Brazil and Latin America.  We participated as lead bookrunner in Banco Santander Brasil’s U.S.$7.5 billion initial public offering, the world’s largest IPO in 2009 and Brazil’s largest transaction to date, and in Direcional Engenharia’s initial public offering, and as joint bookrunner in the initial public offerings of Cetip S.A. and Companhia Brasileira de Meios de Pagamento – Visanet, and in the follow-on offerings of Rossi Residencial S.A., Iguatemi Empresa de Shopping Centers S.A. (currently denominated as Cielo S.A.), Cyrela Brazil Realty S.A., MRV Engenharia e Participações S.A., BRMalls Participações S.A, Anhanguera Educacional Participações S.A., Marfrig Alimentos S.A., and Brasil Foods S.A.

Equity Derivatives.  We provide an array of services through our Equity Derivatives desk.  Our team is comprised of Structuring, Sales and Trading.  Equity derivatives products are designed to meet the requirements from our corporate, institutional, high-net worth individual or retail customers.  Our offerings comprise of Brazilian indices and stocks, international indices, stocks, baskets and hybrid baskets and commodities.  Our product range includes listed options, delta 1 structures, OTC trades, exotic options and structured notes.  These products are used for hedging, leverage, financing and investment products.

Exchange Traded Derivatives.  We are a full-service execution and clearing provider of futures and options.  We assist corporations and financial institutions in trading futures in Brazil or in other parts of the world.  Through our fully integrated platform, we provide execution and clearing services on a global basis.  Our specialists help clients achieve their business objectives when trading listed derivatives.  Our customers are able to trade through direct market access (DMA) solutions or other third-party order routing providers.  We also have a dedicated structure to provide our customers tailor-made solutions to suit their specific needs.

Global Custody & Securities Services.  We provide specialized fiduciary services in Brazil to global and domestic investors, including global custodians, investment banks, pension funds, insurance companies, broker dealers, asset managers and private equity firms.  Our range of products and services includes custody and clearing services (for equity, fixed income and derivatives products), local representation for foreign investors, proxy voting, securities lending, risk analysis services, transfer agent services, shareholder services, trustee services (Corporate Trust Services and Escrow Accounts), as well as local administration of mutual funds, trade receivables (FIDC) and private equity funds (FIP).

Cash Equities.  We provide cash equities services to foreign and local investors and institutions mainly through our brokerage house, Santander Corretora.  Our cash equities sales trading team is recognized within the industry for its quality of execution, the strength of its relationship with clients and the quality of its research on the Brazilian and Latin American markets.  Our brokerage house serves individual investors trading at BM&FBOVESPA.  It provides differentiated services through specialist managers.  Through our Equity Floors (Salas de Ações), installed in 90 Santander Brasil branches, investors are able to manage their portfolios on-line, with access to both historical price information and the most recent industry and company analyst reports, including those prepared by our analysts and tailored to the needs of our clients.  We typically earn either a market-rate brokerage commission for stock exchange transactions or, in the case of negotiated transactions or over-the-counter transactions, a privately negotiated brokerage commission.  At December 31, 2009, we had more than 200 brokers and sales personnel, most of them located on our Equity Floors, to assist our customers.  We also provide settlement services, securities services, program trading and DMA (Direct Market Access).

Equity Research.  Our equity research team covers nearly 90 Brazilian companies from 18 different sectors, comprising a major part of the Índice Bovespa (the “Ibovespa”, the main indicator of the Brazilian stock market’s average performance, which reflects the variation of BM&FBOVESPA’s most traded stocks and has maintained the integrity of its historical series without any methodological change since its inception in 1968).  Our team is part of a Latin American equity research group.  Our research services include the publication of research reports, conferences (“Latam Conference” in Cancun in January and “Brazil Conference” in Guaruja, São Paulo, in August), weekly events (“Quinta-feira no Santander”), analysts’ road shows, companies’ non-deal road shows and investors trips (specific agendas to visit companies provided to small groups of institutional investors).  Our equity research team was ranked third in 2008 among equity research teams (up from eighth in 2007), according to the 2008 Institutional Investor survey.

Rates

Our rates business offers a variety of treasury products to customers, including institutional investors, corporate clients and individuals.  We provide sophisticated and innovative derivative products to help our customers manage market risk exposure to foreign exchange rates and interest rates.  We believe we have an effective client coverage model based on dedicated sales teams for each client segment that allows us to maintain specialists committed to providing for the specific needs of our individual clients.  In addition, we have structuring and product development teams that work to maintain a cutting edge portfolio of innovative client solutions.  The global network of the Santander Group, with its strong presence in Europe and Latin America, gives us the ability to offer a wide range of international products as an integrated service for our local customers.  Furthermore, through a new project we launched known as Santander Global Connect following the Santander Group’s success with this product in other markets, such as Spain and Portugal, we offer treasury products as a standardized solution to our customers, providing hedge and yield enhancement, to middle and retail market companies and to individuals.  We have implemented extensive suitability processes designed to ensure that customers understand and accept the risks involved in the derivatives market.

Our foreign exchange sales force is strategically located within our main office in São Paulo and throughout eleven regional offices, primarily located in South and Southeast Brazil.

Market Making

The market making area is responsible for the pricing of client deals originated by the sales forces from our corporate, institutional, private banking and retail operations.  Risks coming from those deals are covered in the market, through portfolio dynamic hedging activity managed by a specialized and dedicated team.

Our presence in the market through market-making activities allows us to offer a broad variety of products and structures to our clients, as well as create synergies with the sales force and a better knowledge of their needs.  These aspects have led to a significant presence on rates products, more competitive prices for our clients and sustainable results for the organization.

The market making desk must comply with risk control policies established by our senior management and also with those applied worldwide by the Santander Group.  All positions and processes are strictly monitored and controlled by specialized market and operational risk teams and finance and compliance departments.

Proprietary Trading

The proprietary trading area is responsible for the management of our proprietary books and the establishment of a relevant presence as a liquidity provider across all local markets.  In the management of our books, we seek to maintain recurrent results for each single individual book with the main objective of preserving capital.  The decision-making process is based on fundamental aspects of each market, supported by technical views.  The strict observance of these principles has allowed this activity to present sustainable results for the organization. The proprietary trading desks must comply with risk control policies established by our senior management and also with those applied worldwide by the Santander Group.  All positions and processes are strictly monitored and controlled by specialized market and operational risk teams and finance and compliance departments.  Proper risks management for each financial market area and sustainable initiatives, such as social, environmental and corporate governance criteria are also part of our proprietary trading activity.

Correspondent Banking

Our international correspondent banking operations include trade financing and funding from correspondent banks.  Our trade financing activities consist of import and export financing.  Import financing generally involves a loan or a letter of credit in the relevant foreign currency of the commercial transaction.  Export financing generally involves pre-export financing and consists of an advance to an exporter in foreign currency.  Both export and import financings are extended in U.S. dollars or the relevant foreign currency of the commercial transaction.

We apply the same credit approval process and control policies to our trade financings that we apply to the rest of our lending operations.  See “Item 11. Quantitative and Qualitative Disclosures about Risk —Credit Risk”.

Asset Management and Insurance

Asset Management

Through Santander Asset Management, we manage and administer third-party funds on a discretionary and non-discretionary basis, by means of mutual funds, pension funds and individual and corporate investment portfolios.  At December 31, 2009, we had R$108.3 billion (according to ANBIMA data) in assets under management and over 700,000 clients.  Santander Asset Management was the fourth-largest asset manager in Brazil in terms of assets under management.

Our fund offering includes fixed income, money market, equity and multi-market funds (i.e., funds that do not focus on a specific type of risk and, therefore, offer higher diversification).

We maintain solid practices which value a sound performance management, while at the same time placing a strong focus on risk management and internal controls.

We introduced the first socially responsible fund in Latin America, the Ethical Fund, and in 2008 we became signatories to the Principles for Responsible Investment, an initiative taken by the United Nations to encourage financial and capital markets to search for sustainable development projects through the use of social, environmental and corporate governance metrics in investment decisions.

Insurance

We offer to our retail and SME customers various insurance products, including life and personal injury insurance, homeowner’s insurance, credit life insurance, credit card loss and theft insurance and private retirement plans, which are considered life insurance for regulatory purposes, although their substance is that of a private retirement plan providing annuity benefits, and capitalization products (savings account products generally requiring that a customer deposit a fixed sum with us).  We carry out our insurance operations through three insurance companies and two capitalization companies.

Insurance Companies.  Santander Seguros provides life, personal injury and credit life insurance products and private retirement plan products.  Santander Brasil Seguros provides homeowner’s, credit card loss and theft insurance products.

Capitalization Company.  Through Santander Capitalização, we offer bancassurance products, with low risk product types and low complexity which generally offer favorable margins.  For capitalization products and private retirement plans, we offer products directed toward various risk profiles depending on our various customers’ needs.  We have a strong presence in the insurance market.

The following table shows the breakdown of our market share in insurance products as of December 31, 2009.

For the year ended December 31, 2009(1)
Life insurance	5.7%
Personal injury insurance	7.5%
Credit life insurance	19.8%
Residential insurance	5.5%
Capitalization	9.0%
Private retirement	10.6%
________________
Source: SUSEP and FenaPrevi

(1)	Includes 100% results of Real Seguros Vida e Previdência for the entire period.

Our acquisition of Banco Real was complementary to our preexisting insurance business to the extent that we had higher overall penetration in insurance products while Banco Real had historically higher retention rates.  In addition, Banco Real had better rates in providing third-party private retirement plans.  Banco Real did not have as extensive a number of life insurance products and customers in such product offerings as compared to us.

We have implemented a corporate restructuring in order to consolidate all of our Brazilian insurance operations into Santander Brasil.  This included the acquisition on August 14, 2009 of certain Brazilian asset management and insurance businesses that were previously beneficially owned by Santander Spain, including Santander Seguros,  Santander Brasil Seguros S.A., Santander Capitalização, Real Capitalização (incorporated by Santander Capitalização) and Real Seguros Vida e Previdência S.A. (incorporated by Santander Seguros).  We completed the corporate restructuring on August 31, 2009 and started to consolidate these insurance companies into Santander Brasil in July 2009.

The operations of Santander Group’s Insurance Companies, including Real Seguros Vida e Previdência, generated R$6.8 billion of gross written premiums, including R$ 1.5 billion for insurance products, R$ 4.4 billion in pension products and R$0.9 billion in capitalization products (including Real Capitalização S.A) in the year ended December 31, 2009.  We are ranked fourth in gross written premiums for the insurance products we distribute according to SUSEP.  In December 31, 2009, we had R$16.0 billion of liabilities for insurance contracts, including insurance and private retirement plan reserves.

Insurance Brokerage Services

We distribute insurance products from some of Brazil’s largest public and private insurance companies.  We concentrate on the sale of products issued by Santander Seguros or Santander Brasil Seguros S.A., which represented almost 82.0% of our insurance premiums in the year ended December 31, 2009.  The products we distribute as part of our insurance brokerage services include life, automobile, property and casualty, industrial equipment and crop insurance.  We focus on simple standardized banking product-related insurance mainly intended for the retail business.  We cross-sell such insurance products, for example, credit life insurance, with our banking products.  The products are sold through our distribution network and we receive a service fee from the insurance providers based on the insurance sales.  All risks are assumed by, and all premiums are payable to, the relevant third-party insurance providers (including Santander Brasil insurance providers).

As of December 31, 2009, the breakdown of insurance premiums in connection with insurance distributed by Santander Brasil insurance companies was as follows: Santander Seguros (life), 78.0%; Santander Brasil (personal property), 12.0%; and third-party companies (automobile, property), 10.0%.  The breakdown for insurance premiums distributed by Banco Real insurance companies was as follows: Real Seguros Vida e Previdência, 67.0% and third-party companies, 33.0%.  We believe that the consolidation of the insurance business will maximize our participation in the insurance brokerage services market.  We intend to maintain our focus on insurance distribution through bank branches while capitalizing on our ability to grow business operations in various offerings, including pensions, life, credit life, accidents, homeowners and loss and theft of credit cards.

Distribution Network

Our distribution network provides integrated financial services and products to our customers through a variety of channels, including branches and on-site service units (postos de atendimento bancário, or PABs) and complementary distribution channels such as ATMs, call centers and other alternative direct sales distribution channels like Internet banking.  These distribution channels are concentrated in the South and Southeast, Brazil’s wealthiest regions measured in terms of GDP per capita (representing approximately 73.0% of Brazil’s GDP in 2007).  As a result of our acquisition of Banco Real, we expanded our distribution network.

The following table presents our principal outlets at December 31, 2009.

At December 31, 2009
Branches	2,091
PABs (on-site service units)	1,502
ATMs	18,094

Branch Network

Our branch network offers all of our products and services to our customers.  Even during the integration process, in 2009, we opened 20 new branches, expanding our branch network.  In 2008, we opened nearly 50 new branches and have plans to open an additional 600 new branches through 2013.  In 2007, we closed four branches and Banco Real opened 47 branches.

The table below shows the number of our branches across Brazil’s regions at the dates indicated.

	At December 31,			Change, At December 31, 2009 vs. December 31, 2008
	2009	2008	2007(1)	#	%
Central West	72	71	13	1	1.4%
Northeast	176	174	11	2	1.1%
North	31	30	3	1	3.3%
Southeast	1,533	1,530	726	3	0.2%
South	279	278	151	1	0.4%
Total	2,091	2,083	904	8	0.4%
________________
(1) Does not include Banco Real branches.

The following map shows the geographic distribution of our branch network, each region’s share of 2008 GDP and our market share, according to the Central Bank.  Market share is calculated by dividing the number of our branches in the region by the number of branches for all principal banks in such region at December 31, 2009.

________________
Source for GDP: IBGE

PABs - On-Site Service Units

We offer daily banking services to our SME and other corporate customers and their employees through our on-site service units located on their premises as well as in hospitals and universities.  Our on-site service units are generally the exclusive point of sale at the premises.  We believe that the presence of on-site service units at the offices of our customers strengthens our relationships with them and builds customer loyalty with those individuals who benefit from the convenience of conducting their banking transactions at their workplace.  We believe that on-site service units are an important, low-cost and low-risk way of expanding and maintaining our customer base.

The table below shows the number of our on-site service units across Brazil’s regions at the dates indicated.

	At December 31,			Change, December 31, 2009 vs. December 31, 2008
	2009	2008	2007(1)	#	%
Central West	100	101	18	(1)	(1)
Northeast	155	159	24	(4)	(3)
North	59	62	5	(3)	(5)
Southeast	1,013	1,024	522	(11)	(1)
South	175	174	100	1	1
Total	1,502	1,520	669	(18)	(1)
________________
(1) Does not include Banco Real.

Complementary Distribution Channels

We also distribute our products and services through complementary distribution channels, which we believe contribute significantly to an increase in product sales and banking transactions.  These channels consist of ATMs, Internet banking and call centers.  These distribution channels provide significant amount of information to our customers, which is an important means of direct sales.  Because of their low cost and large attendance capacity, we believe that complementary distribution channels are an important way to reach certain customers, in particular those in the low income class where we are able to have a more effective relationship with a broad customer base.

ATMs

We operate an extensive network of over 18,000 ATMs, including those located in our branches and on-site service units.  In addition, our customers have access to the “Banco 24 Horas” network of approximately six million ATMs of over 40 participating banks located throughout Brazil, through which they may access their accounts and conduct banking transactions, typically by paying a per-transaction fee.  On February 11, 2010, we executed a memorandum of understanding together with Banco do Brasil S.A. and Banco Bradesco S.A. with the aim of consolidating the operations of our and their outdoor ATMs, such as those installed in airports, gas stations, supermarkets, shopping centers, drugstores and bus terminals.  The memorandum of understanding is not binding, and the banks intend to complete the transaction in the summer of 2010.

The following table shows the number of our ATM machines across Brazil’s regions at the dates indicated.

	At December 31,			Change, December 31, 2009 vs. December 31, 2008
	2009	2008	2007(1)	#	%
Central West	714	699	22	15	2.1
Northeast	1,647	1,599	76	48	3.0
North	390	394	30	(4)	(1.0)
Southeast	13,302	13,431	5,844	(95)	(0.7)
South	2,041	1,997	243	44	2.2
______________
(1)	Does not include Banco Real.

Individuals and SMEs can also access their accounts through the Internet or by telephone to conduct banking transactions at their convenience, such as obtaining account information, conducting transactions, contracting loans, making payments or contacting a bank representative.

Call Centers

Our call centers can be used by customers to make inquiries, execute payment transactions or apply for products and services, such as personal loans.  A portion of our call center personnel is dedicated to contacting current account holders to offer them additional products and services, in particular insurance and credit cards.  Our call centers also have a retention unit that handles customer requests for the cancellation of products or services.

The following table presents summarized operating statistics for our call centers.

	At December 31,			Change, December 31, 2009 vs. December 31, 2008
	2009	2008	2007	#	%
Number of individual customers (in thousands)	2,216	2,312	2,039	(96)	(4.2)
PAS(1)	3,976	3,684	3,154	292	7.9
Headcount	6,516	6,206	5,347	310	5.0
Percentage of using customers per month	27%	28%	27%
______________
(1)	Work stations set up for call center activities.

Internet Banking

We view Internet banking as a key instrument for offering additional products to our customers.  The following table presents summarized operating statistics for our Internet banking.

	At December 31,			Change, December 31, 2009 vs. December 31, 2008
	2009	2008	2007	#	%
Number of individual customers (in thousands)	1,790	1,731	1,486	59	3.4
Percentage of using customers	22%	21%	20%

Funding

Our principal sources of funding are deposits.  Customer deposits typically represent a large portion of our funding base because of our ability to attract deposits from customers through our extensive retail, wholesale and corporate network.  Since we are primarily a commercial bank, customer deposits constitute the main source of liquidity in our financing structure.  These deposits, combined with capital and other similar instruments, enable us to cover most of our liquidity requirements.  Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.  In order to increase liquidity in the Brazilian market, we use deposits in the local market as an instrument of liquidity and do not rely significantly on international funding.  Additionally, legal reserve requirements consume a significant amount of funding in Brazil.  In order to improve the liquidity of the Brazilian financial markets, the government recently created the Financial Note instrument (Letra Financeira) through Provisional Measure No. 472 of December 15, 2009.  The Financial Note instrument is a new funding alternative available to banks that can be characterized as subordinated debt or a hybrid instrument of capital for purposes of capital adequacy rules.  Pursuant to Resolution No. 3,836 of February 25, 2010, its minimum term must be 24 months and it must be issued for a minimum amount of R$300,000.  For further discussion of our funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Funding”.

Technology

In order to serve our customers effectively, improve our profitability and grow our business, we continuously invest in new technology and renewal of equipment and infrastructure.  We believe that proper management of technology is key to the efficient management of our business.  Our technology platform focuses on our customers and supports our business model.  We operate a modern global technology platform that is interconnected with the platform of the Santander Group, which allows us to serve our customers on a global scale, under a platform that is uniquely customer-centered.  See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions— Information Technology Platform”.

Our operations and information technology organization are focused on three pillars:

•	integration of Banco Real and Santander Brasil;

•	building the most efficient bank in Brazil by 2011, following the completion of the integration process; and

•	achieving quality excellence in services by supporting client business needs.

Our most important current technology project is the convergence of our and Banco Real’s systems into a single technological and operational platform.  The integration of operational processes and information technology has already begun; client migration into a single platform is expected to be complete in 2010.  We believe that the new, single platform will give us a competitive advantage, as we will have the most up-to-date system combined with a broad set of functionalities inherited from Banco Real.  In addition, to support our systems, we are investing in a robust and scalable infrastructure.

Our infrastructure environment can be divided into six groups:

•
Data centers.  Our data centers are presently organized in three locations in São Paulo.  Following the integration, data centers will be in two locations.  Our security environment entails an authentication and authorization system based on mainframe infrastructure, a secure internal network protected by a complex set of firewalls, continuous monitoring of incoming traffic and protection of work stations with anti-virus software.

•	Data communications. We are in the process of upgrading our data communications infrastructure, with the goal of achieving higher broadband speed.

•
Call centers.  In addition to customer service, our call centers perform recovery and sales activities.  We expect the ongoing integration process to rationalize call center costs and enhance client relationships.

•
Branches/ATMs.  We expect a full integration of our and Banco Real branches and ATMs by 2010.  Currently, a partial integration allows customers of each bank to carry out main financial transactions (such as obtaining statements, money withdrawals and payments) in all branches and ATMs, regardless of brand.

•
Data processing environment.  Our mainframe has three main objectives: support system integration, create integration test environment and support business growth.  To increase efficiencies, we are working on consolidating servers (with a planned reduction from approximately 4,000 to approximately 1,500 servers) and decommissioning of certain platforms.

•	End-user systems. We are working on updating our end-user systems, with the goal of standardizing hardware and operating systems at all workstations at our headquarters and across branches.

This set of systems and environments is managed and supported by specialized internal group companies.  This model enables us to capture our global scale and benefit from outsourcing (including consolidation, shared capability scale, exchange of best practices and simplified governance), without the loss-of-control downside of externalizing core activities.

We expect that our total information technology investment expenditures for 2010 will be approximately R$430 million.  Our expenditures in 2008 and 2009 were approximately R$420 million and R$473 million, respectively.

Marketing

In 2009, we maintained our aggressive marketing strategy and brand exposure, showing that by combining the best that Santander and Banco Real have to offer, we are attempting to build the best and most efficient bank in Brazil.  We have concentrated our efforts on communicating the launch of products and services offered simultaneously to clients of both bank networks.  In addition to our clients, we strive to familiarize our staff, suppliers and the market in general with the integration process.

Some of the most noteworthy products and services we now offer are the Novo Santander Master and Real Master ainda melhor overdraft facilities, the Van Gogh Santander services, flex cards and housing credit.  We also implemented marketing efforts in operating sectors such as Aymoré and services dedicated to corporate clients.

We published our marketing initiatives in both the printed and electronic media.  We post videos and lectures on YouTube, in addition to television commercials.  This experience has enabled us to assess the impact and possible repercussions of our marketing campaigns interactively with internet users.  We also posted photos and images on the Flickr network.

We made our official debut on Twitter in December 2009.  By using this global microblogging service, we intend to interact more closely with our clients, offering relevant information on sustainability, culture and financial guidance.

Until the integration of the Santander and Banco Real brand names, which we expect will be completed by the end of 2010, we will continue to inform our clients and the general public of the benefits of the integration.

In 2009, we sponsored the Vodafone McLaren Mercedes Formula 1 team for the third consecutive year.  We are also the official sponsor of the Brazilian Formula 1 Grand Prix and the Copa Libertadores da América, South America’s most important club soccer tournament, for the second consecutive year, branded Copa Santander Libertadores.

Sustainability in Santander Brasil

We believe that responsible corporate and individual actions are crucial for sustainable development.  We focus our efforts on integrating social and environmental dimensions in our business decisions and governance and encourage our staff, clients, suppliers and co-partners in these initiatives.

Loans and financing

Our risk analysis process takes into consideration social and environmental aspects to help us manage our risk and generate new business opportunities.  As an example, in 2009 our microfinance business benefited 170,000 small entrepreneurs from low-income communities.

We also finance renewable energy, energy efficiency, clean energy production and corporate governance projects.  In 2009, we invested R$42.0 million in these initiatives.

Social projects and engagement

Projeto Escola Brasil is our corporate volunteers program.  More than 1,800 employees are organized in 214 groups to improve the educational quality of elementary public schools.  Another important social project sponsored by Santander is Amigo de Valor, which facilitates the donation of part of the income tax to the Municipal Funds for Children and Adolescents.  In 2009, 45.0% of our employees (approximately 24,000 employees) supported the program, raising R$6.9 million.

Ecoefficiency

Our concern for the environment also means that we are continually looking for efficient initiatives.  In 2009, through the program Papa Pilhas, 152 tons of batteries, collected in branches and administrative buildings, were recycled.  Our new headquarters received in December 2009 both LEED Core & Shell certifications and ISO 14001, attesting to our commitment to environmental issues.

Sharing knowledge

In 2009, we had 1.4 million visits to our website (www.bancoreal.com.br/sustainability) and conducted 39 events (including training sessions and lectures) with an audience of 1,870 people from 858 different organizations, including customers, employees and suppliers.

We also promote education through the Santander Universidades (Santander Universities) initiative, one of the largest programs for the support of higher education in the world, and Universia, a network that gathers information about universities, scholarships and career opportunities worldwide.

Social Development

Santander Brasil contributes to social change through the strengthening of the culture of participation and co-responsibility.

With respect to our private social investment, we have prioritized improving the quality of education.  Additionally, we support actions in areas such as entrepreneurship, income generation, the environment and diversity.

We developed many social private investment programs, including the “Programa Amigo de Valor” (Friend of Value program).  This program encourages employees, customers and suppliers to set aside a portion of their income tax to social projects that protect the rights of children and adolescents.  In 2009, approximately 25,000 individuals and companies participated in this program and collected R$6.8 million for nearly 40 initiatives that support children and adolescents.

Insurance Coverage

We have insurance in effect to cover the following risks: comprehensive liability, subject to a maximum limit of R$5.0 million; fraud, subject to a maximum limit of R$190 million; comprehensive property insurance, subject to a maximum limit of R$465 million; third-party liability vehicles (R$1.0 million) and two aircrafts (U.S.$10.5 million for Hull and U.S.$20 million for Third-Party Liability).

Selected Statistical Information

The following information for Santander Brasil is included for analytical purposes and is derived from and should be read in conjunction with the financial statements contained elsewhere herein as well as “Item 5. Operating and Financial Review and Prospects”.

Average annual balance sheet data has been calculated based upon the average of the monthly of balances at 13 dates: at December 31 of the prior year and each of the month-end balances of the 12 subsequent months.  Average income statement and balance sheet data and other related statistical information for Santander Brasil have been prepared on a consolidated annual basis.  As from August 30, 2008, our consolidated financial information includes data of Banco Real.  We believe that the average data set forth herein accurately reflect in all material respects our financial condition and results of operations at the dates and for the periods specified.

The selected statistical information set forth below includes information at and for the years ended December 31, 2006 and 2005 derived from unaudited financial statements prepared in accordance with Brazilian GAAP.  See “Presentation of Financial and Other Information”.  Because of the material differences in criteria and presentation between Brazilian GAAP and IFRS, such information is not comparable with the selected statistical data at and for the years ended December 31, 2009, 2008 and 2007.  For a discussion of such differences, see note 45 to our audited financial statements for the year ended December 31, 2009, included herein.  Accordingly, differences between amounts at and for the years ended December 31, 2006 and 2005 and the amounts at and for the years ended December 31, 2009, 2008 and 2007 may be due to differences between Brazilian GAAP and IFRS as well as the evolution of our financial condition and results of operations during these years.

Average Balance Sheet and Interest Rates

The following tables show our average balances and interest rates for each of the periods presented.  With respect to the tables below and the tables under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread”, (1) we have stated average balances on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which include such netting, and (2) all average data have been calculated using month-end balances, which is not significantly different from having used daily averages.  We stop accruing interest on loans once they are more than 60 days past due.  All our non-accrual loans are included in the table below under “other assets.”

	IFRS
	At December 31,
	2009			2008			2007
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Assets and Interest Income
Cash and balances with the Brazilian Central Bank	17,879	1,667	9.3%	19,102	2,270	11.9%	15,717	1,894	12.0%
Loans and advances to credit institutions	31,122	2,901	9.3%	17,390	1,819	10.5%	8,788	701	8.0%
Loans and advances to customers	126,712	29,470	23.3%	72,178	16,297	22.6%	39,922	8,047	20.2%
Debt instruments	45,530	5,202	11.4%	22,543	3,327	14.8%	19,084	2,166	11.3%
Other interest-earning assets	—	103	0.0%	—	55	—	—	389	—
Total interest-earning assets	221,243	39,343	17.8%	131,213	23,768	18.1%	83,511	13,197	15.8%
Equity instruments	7,746	30	0.4%	2,250	37	1.6%	3,254	36	1.1%
Investments in affiliated companies	506	—	0.0%	255	—	—	46	—	—
Total earning assets	229,495	39,373	17.2%	133,718	23,805	17.8%	86,811	13,233	15.2%
Cash and balances with the Brazilian Central Bank	6,250	—	—	3,618	—	—	2,440	—	—
Due from credit entities	3,152	—	—	677	—	—	853	—	—
Impairment losses	(8,765)	—	—	(4,272)	—	—	(2,196)	—	—
Other assets	33,007	—	—	16,488	—	—	10,060	—	—
Tangible assets	3,690	—	—	1,977	—	—	1,022	—	—
Intangible assets	31,345	—	—	11,415	—	—	1,253	—	—
Total average assets	298,174	39,373	13.2%	163,621	23,805	14.5%	100,243	13,233	13.2%

	IFRS
	For the years ended December 31,
	2009			2008			2007
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Liabilities and Interest Expense
Deposits from the Brazilian Central Bank	845	29	3.5%	14	—	—	—	—	—
Deposits from credit institutions	21,474	1,179	5.5%	21,411	1,631	7.6%	18,169	1,362	7.5%
Customer deposits	139,917	13,164	9.4%	75,816	9,146	12.1%	44,507	4,709	10.6%

	IFRS
	At December 31,
	2009			2008			2007
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Marketable debt securities	11,420	1,048	9.2%	6,331	549	8.7%	2,348	277	11.8%
Subordinated liabilities	10,676	1,077	10.1%	5,883	690	11.7%	4,180	452	10.8%
Other interest-bearing liabilities	—	679	—	—	314	—	—	202	—
Total interest-bearing liabilities	184,332	17,176	9.3%	109,455	12,330	11.3%	69,204	7,002	10.1%
Deposits from credit entities	100	—	—	80	—	—	67	—	—
Customer deposits – demand deposits	13,000	—	—	7,112	—	—	4,665	—	—
Other liabilities	44,546	—	—	23,863	—	—	15,785	—	—
Minority interest	4	—	—	1	—	—	—	—	—
Shareholder’s equity	56,192	—	—	23,110	—	—	10,522	—	—
Total average liabilities and shareholder’s equity	298,174	17,176	5.8%	163,621	12,330	7.6%	100,243	7,002	7.6%
Changes in Net Interest Income—Volume and Rate Analysis

The following tables allocate the changes in our net interest income between changes in average volume and changes in average rate for the year ended December 31, 2009 compared to the year ended December 31, 2008 and for the year ended December 31, 2008 compared to the year ended December 31, 2007.  We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities.  We have allocated variances caused by changes in both volume and rate to volume.  You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates”.

	IFRS For the years ended 2009/2008			IFRS For the years ended 2008/2007
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest and Similar Revenues
Interest-earning assets
Cash and cash due from central banks	(138)	(465)	(603)	403	(26)	377
Due from credit entities	1,299	(216)	1,083	848	269	1,117
Loans and credits	12,669	505	13,174	7,182	1,067	8,249
Debt securities	2,765	(891)	1,874	437	724	1,161
Other interest-earning assets	49	—	49	(334)	—	(334)
Total interest-earning assets	16,644	(1,067)	15,577	8,536	2,034	10,570
Investments in equity securities	38	(45)	(7)	(13)	14	1
Total earning assets	16,682	(1,112)	15,570	8,523	2,048	10,571

	IFRS For the years ended 2009/2008			IFRS For the years ended 2008/2007
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest and Similar Expenses
Interest-bearing liabilities
Deposits from central bank	29	—	29	—	—	—
Due to credit entities	5	(456)	(451)	246	22	268
Customer deposits	6,382	(2,364)	4,018	3,700	737	4,437
Marketable debt securities	465	34	499	362	(90)	272
Subordinated debt	495	(108)	387	197	41	238
Other interest-bearing liabilities	366	—	366	112	—	112
Total interest-bearing liabilities	7,742	(2,984)	4,848	4,617	710	5,327

Assets

Earning Assets—Yield Spread

The following tables analyze our average earning assets, interest income and dividends on equity securities and net interest income and show gross yields, net yields and yield spread for each of the periods indicated.  You should read the information provided in this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates”.

	IFRS
	For the years ended December 31,
	2009	2008	2007
	(in millions of R$, except percentages)
Average earning assets	229,495	133,718	86,811
Interest and dividends on equity securities(1)	39,373	23,805	13,233
Net interest income	22,167	11,438	6,195
Gross yield(2)	17.2%	17.8%	15.2%
Net yield(3)	9.7%	8.6%	7.2%
Yield spread(4)	7.8%	6.5%	5.1%
______________
(1)	Dividends on equity securities include dividends from companies accounted for by the equity method.

(2)	Gross yield is the quotient of interest and dividends on equity securities divided by average earning assets.

(3)	Net yield is the quotient of net interest income (that includes dividends on equity securities) divided by average earning assets.

(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities.

Return on Equity and Assets

The following tables present our selected financial ratios for the periods indicated.

	IFRS
	For the years ended December 31,
	2009	2008	2007
ROA: Return on average total assets	1.8%	1.5%	1.9%
ROE: Return on average shareholders’ equity	9.8%	10.3%	18.1%
Average shareholder’s equity as a percentage of average total assets	18.8%	14.1%	10.5%
Payout(1)	26.8%	35.8%	66.2%
______________
(1)	Dividend payout ratio (dividends declared per share divided by net income per share).

Interest-Earning Assets

The following table shows the percentage mix of our average interest-earning assets for the years indicated.  You should read this table in light of our observations noted in “— Average Balance Sheet and Interest Rates”.

	IFRS
	For the years ended December 31,
	2009	2008	2007
Cash and due from central banks	8.1%	14.6%	18.8%
Due from credit entities	14.1%	13.3%	10.5%
Loans and credits	57.2%	54.9%	47.8%
Debt securities	20.6%	17.2	22.9%
Total interest-earning assets	100.0%	100.0%	100.0%

Loans and Advances to Credit Institutions

The following tables show our short-term funds deposited with other banks at each of the dates indicated.

	IFRS
	At December 31,
	2009	2008	2007
	(in millions of R$)
Time deposits	9,945	10,703	1,861
Reverse repurchase agreements	6,160	4,583	739
Escrow deposits	6,192	6,201	2,629
Foreign currency investments	3,493	10,689	679
Other accounts	412	1,563	1,377
Total	26,202	33,739	7,285

Investment Securities

At December 31, 2009, the book value of the investment securities was R$75.5 billion (representing 23.9% of our total assets).  Brazilian government securities totaled R$54.6 billion, or 72.2% of our investment securities at December 31, 2009.  For a discussion of how the investment securities are valuated, see notes 6 and 7 to the financial statements.

The following tables analyze the maturities and weighted average yields of our debt investment securities (before impairment allowances) at December 31, 2009.  Yields on tax-exempt obligations have not been calculated on a tax-equivalent basis because we do not believe the effect of such a calculation would be material.

	IFRS
	At December 31,
	2009	2008	2007
	(in millions of R$)
Debt securities
Brazilian government securities	54,581	37,493	14,338
Other domestic issuers	2,960	2,132	1,092
Total domestic	57,541	39,625	15,430
Less-allowance for credit losses	(30)	(29)	(14)
Total debt securities	57,511	39,596	15,416
Equity securities
Equity securities	17,992	1,923	2,959
Less-price fluctuation allowance	—	—	—

	IFRS
	At December 31,
	2009	2008	2007
	(in millions of R$)
Total equity securities	17,992	1,923	2,959
Total investment securities	75,503	41,520	18,374

As of December 31, 2009, 2008 and 2007, we held no securities of single issuers or related group of companies whose aggregate book or market value exceed 10% of stockholders’ equity, other than Brazilian government securities, which represented 79.4% of stockholders’ equity.  Total debt securities aggregated values were near 83.7% of stockholders’ equity.

The following table analyzes the maturities and weighted average yields of our debt investments securities (before impairment allowance at December 31, 2009).  Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation is not material.

	IFRS
	At December 31, 2009
	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total	Average Yield
	(in millions of R$)
Debt Securities
Brazilian government	15,781	32,442	2,443	3,915	54,581	10.9%
Other domestic issuers	283	1,359	1,181	137	2,960	8.7%
Total debt investment securities	16,064	33,801	3,624	4,052	57,541	10.8%

Loan Portfolio

At December 31, 2009, our total loans and advances to customers equaled R$138.4 billion (43.8% of our total assets).  Net of allowances for credit losses, loans and advances to customers equaled R$128.3 billion at December 31, 2009 (40.6% of our total assets at December 31, 2009).  In addition to loans, we had outstanding R$77.8 billion at December 31, 2009, R$68.8 billion at December 31, 2008 and R$19.6 billion at December 31, 2007 of undrawn balances available to third parties.

Types of Loans by Type of Customer

Substantially all of our loans are to borrowers domiciled in Brazil and are denominated in reais.  The following tables analyze our loans and advances to customers (including securities purchased under agreements to resell), by type of customer loan, at each of the dates indicated.  For each category of loan, we maintain specific risk management policies in line with the standards of the Santander Group and as managed and monitored by our board of directors through the risk committee.  Our credit approval processes for each category of loan are structured primarily around our business segments.  See “Item 11. Quantitative and Qualitative Disclosures About Risk—Credit Risk” for details on our credit approval policies for retail and wholesale lending.

We have a diversified loan portfolio with no specific concentration exceeding 10% of total loans.

	IFRS
	At December 31,
	2009	2008	2007
	(in millions of R$)
Commercial, financial and industrial(1)	69,301	76,407	32,879
Real estate-construction(2)	3,828	2,469	301
Real estate-mortgage(3)	5,226	4,472	1,692
Installment loans to individuals(4)	47,037	46,857	16,178

	IFRS
	At December 31,
	2009	2008	2007
	(in millions of R$)
Lease financing(5)	13,002	12,444	402
Total loans and leases, gross(6)	138,394	142,649	51,452
Allowance for possible loan losses	(10,070)	(8,181)	(2,249)
Loans and leases, net of allowances	128,324	134,468	49,203
______________
(1)
Includes primarily loans to SMEs in our Commercial Banking segment, and to Global Banking & Markets corporate and business enterprise customers in our Wholesale Global Banking segment.  The principal products offered to SMEs in this category include revolving loans, overdraft facilities, installment loans, working capital and equipment finance loans.  Credit approval for SMEs is based on customer income, business activity, collateral coverage and internal and external credit scoring tools.  Collateral on commercial, financial and industrial lending to SMEs generally includes receivables, liens, pledges, guarantees and mortgages, with coverage generally ranging from 100% to 150% of the loan value depending on the risk profile of the loan.  Our Wholesale Global Banking customers are offered a range of loan products ranging from typical corporate banking products (installment loans, working capital and equipment finance loans) to more sophisticated products (derivative and capital markets transactions).  As Wholesale Global Banking customers tend to be larger businesses, credit approval is based on customer credit quality as evaluated by a specialized teams of risk analysts taking account of, among other things, business revenues and credit history of each customer.  Underwriting policies for this category of loans to our Wholesale Global Banking customers are focused on the type of guarantee or collateral provided.  Certain loans (BNDES products) are generally secured by liens on financed machinery and equipment, though guarantees may also be provided as additional security.

(2)
Includes construction loans made principally to real estate developers that are SMEs and corporate customers in our Wholesale Global Banking Segment.  Credit approval is carried out by a specialized team of risk analysts that follows a specific set of underwriting standards and analysis of each customer based on, among other things, business revenues and credit history.  Loans in this category are generally secured by mortgages and receivables, though guarantees may also be provided as additional security.

(3)
Includes loans on residential real estate to individuals.  Credit approval policies in this category are determined by reference to the type of lending product being offered, the type and location of the real estate, the revenue or income of the business or customer requesting the loan and internal and external credit scoring information.  All loans granted under this category are secured by the financed real estate.  Loan-to-value ratios for loans in this category are generally limited to 80%, and the average loan to value ratio for new loans is approximately between 50% and 60%.

(4)
Consists primarily of unsecured personal installment loans (including loans whose payments are automatically deducted from a customer’s payroll), revolving loans, overdraft facilities, consumer finance facilities and credit cards.  Credit approval in this category is based on individual income, debt-to-income ratio and internal and external credit scoring models.  Credit approval for many of these types of loans is based on automatic scoring models, with pre-set lending limits based on credit scores.  For example, the maximum lending amount on revolving loans and overdraft facilities may vary from between 50% and 250% of an individual’s monthly income, depending on the specific product and credit score of the individual.

(5)
Includes primarily automobile leases and loans to individuals.  Credit approval is based both on an automatic scoring model using external credit scores and on evaluation by our branch personnel following our risk management policies.  The vehicle financed acts as collateral for the particular loan granted.

(6)
Includes the debit balances (financial assets) of all the credit and loans granted by us, including money market operations through central counterparties, except for credit of any nature in the name of credit institutions or those represented by securities.

	Brazilian GAAP
	At December 31,
	2006	2005
	(in millions of R$)
Commercial, financial and industrial	23,571	18,186
Real estate	1,232	1,009
Installment loans to individuals	12,303	9,297
Lease financing	403	490
Total loans and leases, gross(1)	37,509	28,982
Allowance for possible loan losses	(1,622)	(1,197)
Loans and leases, net of allowances	35,887	27,785
______________
(1)	Includes all loans granted by us, considered as credit portfolio under Central Bank Resolution No. 2,682. Certain assets accounted for as loans under IFRS are not so accounted under Brazilian GAAP.

Maturity

The following tables set forth an analysis by maturity of our loans and advances to customers by type of loan at December 31, 2009.

	IFRS
	Maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of R$, except percentages)
Commercial, financial and industrial	41,298	56.2%	26,125	43.9%	1,879	35.1%	69,302	50.1%
Real estate	2,706	3.7%	3,496	5.9%	2,852	53.2%	9,054	6.5%
Installment loans to individuals	23,718	32.3%	22,698	38.1%	621	11.6%	47,037	34.0%
Lease financing	5,766	7.8%	7,231	12.1%	4	0.1%	13,001	9.4%
Total loans and leases, gross	73,488	100.00%	59,550	100.00%	5,356	100.00%	138,394	100.00%

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2009.

IFRS
Fixed and variable rate loans having a maturity of more than one year
(in millions of R$)
Fixed rate	45,080
Variable rate	19,826
Total	64,906

Cross-Border Outstandings

The following table sets forth, at the dates indicated, the aggregate amount of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 0.75% of our total assets.  Cross-border outstandings do not include local currency loans made by subsidiary banks in other countries to the extent that such loans are funded in the local currency or hedged.  As a result, they do not include the majority of the loans by our Cayman branch, which are fully hedged.

	IFRS
	At December 31,
	2009		2008		2007
	Balance	% of Total Assets	Balance	% of Total Assets	Balance	% of Total Assets
	(in millions of R$, except percentages)

OECD countries(1)
Austria	571	0.2%	4,937	1.7%	—	0.0%
Spain	1,289	0.4%	3,734	1.3%	1,630	1.5%
United States	2,383	0.8%	1,288	0.4%	273	0.3%
Other OECD countries(2)	673	0.2%	1,495	0.5%	577	0.5%
Total OECD	4,916	1.6%	11,454	3.9%	2,480	2.3%
Non-OECD countries
Latin American countries(2)	79	0.0%	147	0.1%	264	0.2%
Ilhas Cayman	3,615	1.1%	—	0.0%	—	0.0%
Other(2)	258	0.1%	2,182	0.7%	388	0.4%
Total non-OECD	3,952	1.2%	2,329	0.8%	652	0.60%
Total	8,868	2.8%	13,783	4.7%	3,132	2.9%
______________
(1)	The Organization for Economic Cooperation and Development.

(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

The following table sets forth the amounts of our cross-border outstandings at December 31, 2009, 2008 and 2007 by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

	IFRS
	Government	Banks and Other Financial Institutions	Commercial and Industrial	Other Loans	Total
	(in millions of R$)
2007
Spain	—	1,625	5	—	1,630
Total	—	1,625	5	—	1,630
2008			—
Austria	401	—	4,536	—	4,937
Spain	—	3,730	4	—	3,734
Total	401	3,730	4,540	—	8,671
2009
United States	—	2,239	—	144	2,383
Cayman Islands	496	—	3,075	44	3,615
Total	496	2,239	3,075	188	5,998

Movements in Allowances for Credit Losses

The following tables analyze movements in our allowances for credit losses for the periods indicated.  For further discussion of movements in the allowances for credit losses, see “Item 5. A. Operating Results—Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008—Impairment Losses on Financial Assets (Net)” and “—Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007—Impairment Losses on Financial Assets (Net)”.

	IFRS
	For the years ended December 31,
	2009	2008	2007
	(in millions of R$)
Balance beginning of period	8,181	2,249	2,170
Acquired companies	—	4,717	—
Net additions	10,520	4,534	2,474
Charge-offs	(8,631)	(3,319)	(2,395)
Balance end of period	10,070	8,181	2,249

	Brazilian GAAP
	Years Ended December 31,
	2006	2005
	(in millions of R$)
Balance beginning of period	1,197	916
Net additions	1,522	817
Charge-offs	(1,097)	(539)
Other	—	3
Balance end of period	1,622	1,197

The tables below show a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the periods indicated.

	IFRS
	For the years ended December 31,
	2009	2008	2007
	(in millions of R$)
Recoveries of loans previously charged off(1)	537	430	294
Commercial, financial and industrial	42	144	101
Real estate – mortgage	58	29	11
Installment loans to individuals	420	246	163
Lease finance	17	11	19
Acquired companies	—	4,717	—
Commercial, financial and industrial	—	1,988	—
Real estate – mortgage	—	48	—
Installment loans to individuals	—	2,610	—
Lease finance	—	71	—
Net provisions for credit losses(1)	10,521	4,533	2,474
Commercial, financial and industrial	3,072	1,452	261
Real estate – mortgage	28	26	6
Installment loans to individuals	7,198	2,951	2,180
Lease finance	223	104	27
Charge-offs against credit loss allowance	(8,631)	(3,319)	(2,395)
Commercial, financial and industrial	(3,073)	(739)	(310)
Real estate – mortgage	(31)	(13)	(7)
Installment loans to individuals	(5,377)	(2,513)	(2,028)
Lease finance	(150)	(54)	(50)
______________
(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously charged off.

	Brazilian GAAP
	For the years ended December 31,
	2006	2005
	(in millions of R$)
Recoveries of loans previously charged off	355	210
Commercial, financial and industrial	147	74
Real estate-mortgage	15	9
Installment loans to individuals	175	111
Lease finance	18	16
Acquired companies	—	—
Commercial, financial and industrial	—	—
Real estate-mortgage	—	—
Installment loans to individuals	—	—
Lease finance	—	—
Net provisions for credit losses	1,522	817
Commercial, financial and industrial	376	162
Real estate-mortgage	13	(5)
Installment loans to individuals	1,087	635
Lease finance	46	25
Charge-offs against credit loss allowance	(1,098)	(538)
Commercial, financial and industrial	(227)	(145)
Real estate-mortgage	(13)	(7)
Installment loans to individuals	(833)	(362)
Lease finance	(25)	(24)

The tables below show a breakdown of allowances for credit losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated.

	IFRS
	At December 31,
	2009	% of total loans	2008	% of total loans	2007	% of total loans
	(in millions of R$, except percentages)
Borrowers
Commercial and industrial	3,386	52.8%	3,387	55.3%	686	64.5%
Mortgage loans	90	3.8%	94	3.1%	33	3.3%
Installment loans to individuals	6,336	34.0%	4,515	32.9%	1,467	31.4%
Lease financing	258	9.4%	185	8.7%	63	0.8%
Total	10,070	100.0%	8,181	100.0%	2,249	100.0%

	Brazilian GAAP
	Year Ended December 31,
	2006	% of total loans	2005	% of total loans
	(in millions of R$, except percentages)
Borrowers
Commercial and industrial	432	62.9%	282	62.8%
Mortgage loans	20	3.3%	20	3.5%
Installment loans to individuals	1,102	32.8%	848	32.0%
Lease financing	68	1.0%	47	1.7%
Total	1,622	100.0%	1,197	100.0%

Impaired Assets

The following tables show our impaired assets, excluding country risk.

	IFRS
	At December 31,
	2009	2008	2007
	(in millions of R$, except percentages)
Nonperforming assets
Past-due and other non-performing assets(1)	9,899	7,730	2,093
Nonperforming loans as a percentage of total loans	7.2%	5.4%	4.1%
Net loan charge-offs as a percentage of total loans	6.2%	2.3%	4.7%

______________
(1)
Includes at December 31, 2009, R$484 million of doubtful loans (2008 – R$1,260 million and 2007 – R$66.0 million) that were not past-due and therefore were accounted for on an accrual basis.  In the period ended December 31, 2009, the amount of interest owed on non-accruing assets that would have been recorded had such assets accrued interest from January 1, 2009 would have been R$982 million.  In 2008, the amount of interest on non-accruing assets that would have been recorded had such assets accrued interest from January 1, 2008 would have been R$658 million.  No loan that was more than 60 days past due was accounted for on an accrual basis.

	Brazilian GAAP
	At December 31,
	2006	2005
	(in millions of R$)
Nonperforming assets
Past-due and other non-performing assets	1,796	1,225
Non-performing loans as a percentage of total loans	4.8%	4.2%
Net loan charge-offs as a percentage of total loans	2.9%	1.9%

Evolution of Impaired Assets

The following tables show the movement in our impaired assets (excluding country risk).

	IFRS
	As of December 31,
	2009	2008	2007
Opening balance	7,730	2,093	2,010
Net additions	10,800	5,035	2,478
Writeoffs	(8,631)	(3,319)	(2,395)
Increase in scope of consolidation	—	3,921	—
Closing balance	9,899	7,730	2,093

	Brazilian GAAP
	For the years ended December 31,
	2006	2005
	(in millions of R$)
Opening balance	1,225	951
Net additions	1,668	813
Writeoffs	(1,097)	(539)
Closing balance	1,796	1,225

The international financial turmoil, which began in the second half of 2008, negatively impacted the steady growth of credit risk portfolios observed over the last few years in Brazilian financial markets.  Economic effects resulting from the turmoil, such as decreased demand and industrial production, unemployment growth and consumption downturn, brought severe restrictions to credit offers and quality deterioration of the existing credit portfolio.  From a portfolio perspective, we reviewed all the credit admission policies in order to place further restrictions, which has allowed us to choose clients with profiles closer to our corporate credit risk policy.

Starting in the last quarter of 2008, we aligned our risk policies with those of Banco Real’s, which impacted the evolution of net provision for credit losses expenses during that period and in the first quarter of 2009.

Nonperforming assets increased R$2.2 billion, or 28%, in the year ended in December 31, 2009, compared to the year ended on December 31, 2008.  The main increase occurred in the individuals portfolio, with figures of R$807 million, representing a 37% increase.

At the end of the fourth quarter of 2009, nonperforming assets and default rates decreased compared to the end of the third quarter of 2009, showing signs of improvement in our credit portfolio, in contrast to the seasonally low default rates which are typical for this period.  This trend has continued during the first quarter of 2010. The following table sets forth our nonperforming assets by type of loan for each of the dates indicated.

	IFRS
	At December 31,
	2009	2008	2007
	(in millions of R$)
Impaired assets
Commercial, financial and industrial	3,618	2,730	502
Real estate – mortgage	109	74	23
Installment loans to individuals	5,335	4,528	1,558
Lease financing	837	398	10
Total	9,899	7,730	2,093

Impaired Asset Ratios

The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS
	At December 31,
	2009	2008	2007
	(in millions of R$, except percentages)
Computable credit risk(1)	159,362	164,695	64,558
Nonperforming assets	9,899	7,730	2,093
Allowances for credit losses	10,070	8,181	2,249
Ratios
Nonperforming assets to computable credit risk	6.2%	4.7%	3.2%
Coverage ratio(2)	101.7%	105.8%	107.5%
______________
(1)	Computable credit risk is the sum of the face amounts of loans and leases (including nonperforming assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for nonperforming assets as a percentage of nonperforming assets.

	Brazilian GAAP
	At December 31,
	2006	2005
	(in millions of R$)
Computable credit risk(1)	37,509	28,982
Nonperforming assets	1,796	1,225
Allowances for credit losses	1,622	1,197
Ratios
Nonperforming assets to computable credit risk	4.8%	4.2%
Coverage ratio(2)	90.3%	97.7%
______________
(1)	Computable credit risk is the sum of the face amounts of loans and leases (including nonperforming assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for nonperforming assets as a percentage of nonperforming assets.

Foreclosed Assets

The following tables show the movements in our foreclosed assets at the dates indicated.

	IFRS
	At December 31,
	2009	2008	2007
	(in millions of R$, except percentages)
Opening balance	291	193	207
Foreclosures	229	167	73
Sales	(183)	(166)	(87)
Acquired companies	19	97	—
Gross foreclosed assets	356	291	193
Allowances established	(184)	(178)	(161)
Allowance as a percentage of foreclosed assets	51.7%	61.2%	83.4%
Closing balance (net)	172	113	32

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits.  Our retail customers are the principal source of our demand, time and notice deposits.

The following tables analyze our deposits at the dates indicated.

	IFRS
	At December 31,
	2009	2008	2007
	(in millions of R$)
Deposits from central banks and credit institutions
Time deposits	20,838	26,721	11,949
Other demand accounts	195	66	61
Repurchase agreements	164	31	6,834
Total	21,197	26,818	18,844

	IFRS
	At December 31,
	2009	2008	2007
	(in millions of R$)
Customer deposits
Current accounts	15,140	15,298	6,588
Savings accounts	25,216	20,643	6,288
Other demand deposits	—	—	26
Time deposits	74,634	88,880	26,028
Repurchase agreements	34,450	30,674	16,281
Total	149,440	155,495	55,211
Total deposits	170,637	182,313	74,055

The following tables show the maturity of time deposits (excluding interbank deposits) in denominations of US$100,000 or more at the dates indicated.  Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	IFRS
	At December 31, 2009
	Domestic	International
	(in millions of R$)
Under 3 months	7,876	2,435
3 to 6 months	7,011	—
6 to 12 months	10,359	—
Over 12 months	20,013	2
Total	45,259	2,437

Short-Term Borrowings

The following tables show our short-term borrowings consisting of Brazilian government securities that we sold under agreements to repurchase for purpose of funding our operations.

	IFRS
	As of December 31,
	2009		2008		2007
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase (principally Brazilian government securities)
At December 31	34,614	9.9%	30,706	13.6%	23,115	11.2%
Average during the period	32,493	11.5%	19,639	12.0%	21,567	11.0%
Maximum month-end balance	37,214		31,058		25,748
Total short-term borrowings at year-end	34,614		30,706		23,115

Industry

Brazilian Banking Industry

The Brazilian financial system has experienced an important structural shift, from the high inflation environment in the 1980s and early 1990s towards greater monetary and macroeconomic stability since 1994, with the introduction of the Plano Real, a set of measures taken by the government to stabilize the economy.  Prior to 1994, the banking industry benefited from high inflation rates (which, according to the Central Bank, reached 34.7% of the sector’s total revenue at its peak) and was characterized by the strong presence of state-owned banks and regulatory limitations on the participation of foreign financial institutions, resulting in lower competitiveness and generally inefficient cost structures.  The monetary stability achieved in 1994 led to a continuous increase in the demand for credit in Brazil.  This increase, combined with the loss of inflationary gains, pressured the banking industry to improve operational efficiency, resulting in a period of rationalization and consolidation.  The Brazilian government actively monitored this process through the creation of programs designed to protect savings, including measures to ensure the system’s solvency, reduce the participation of state-owned institutions, and strengthen competition among private banks.  The federal government also reduced restrictions on the entry of foreign banks into the Brazilian market and, as a result, their market share increased significantly.

Main Market Players

According to data published by the Central Bank as of April 30, 2010, there were 138 multiple service banks, 19 commercial banks, 17 investment banks and numerous brokerage firms, financing firms and other financial institutions in Brazil.

Public Sector

Despite the process of privatization and consolidation in the banking industry, the Brazilian federal and state governments still control major commercial banks and other financial institutions.  Government-owned banks play an important role in the Brazilian financial system, representing 42.0% and 30.7% of the banking system’s total deposits and total assets at December 31, 2009, respectively.  Government-owned banks also have a stronger presence in markets such as mortgage loans and agricultural credit than privately owned banks and act as regional development agencies.

The three main financial institutions controlled by the federal government are:

•	Banco do Brasil S.A., a multi service bank offering a wide range of banking products to both the public and private sectors, and the Brazilian government’s main financial agent;

•	Caixa Econômica Federal, or “CEF”, the federal savings bank, a multi service bank involved mainly in taking deposits, providing home loans and financing urban infrastructure projects; and

•
BNDES, which offers medium  and long term financing to the Brazilian private sector, particularly the industrial sector.  BNDES offers financing directly and indirectly through on-lending to other financial institutions in the public and private sectors.

Private Sector

The main private sector financial institutions in the Brazilian financial system are:

•	full service banks, which are licensed to provide a full range of commercial and investment banking, including distributing and trading securities, consumer finance and other services;

•
commercial banks, which are primarily engaged in wholesale and retail banking, some of  which have relevant regional distribution networks or significant participation in specific niche markets.  They are particularly active in accepting demand and time deposits as well as providing working capital loans; and

•	investment banks, which are primarily engaged in underwriting securities and structuring transactions.

In recent years, the Brazilian financial industry has experienced a series of acquisitions and mergers, which resulted in an increasing consolidation of the financial industry.  In August 2008, we completed the acquisition of Banco Real, significantly increasing our presence in Brazil.  In November 2008, Itaú and Unibanco announced their merger.  Also in November 2008, Banco do Brasil announced the acquisition of control of Banco Nossa Caixa S.A. and in January 2009, it announced the acquisition of a 50.0% stake in Banco Votorantim S.A.  In  June 2009, Bradesco announced the acquisition of Banco Ibi S.A.  These transactions consolidated the presence of a few full-service financial institutions with strong brands, national distribution networks, large retail deposit bases and diversified product portfolios.  Despite the large number of financial institutions in Brazil, according to the Central

Bank, as of December 31, 2009, the four largest banks and financial conglomerates had approximately 63.4% market share in terms of credit volume and approximately 55.5% market share in terms of deposits within the overall finance industry in Brazil.

The Financial Crisis and the Central Bank’s Response

After the Lehman Brothers bankruptcy in September 2008, the global financial markets experienced a sharp decline.  In an environment of increasing risk aversion and high volatility, investors and depositors turned to quality that has benefited the large Brazilian full service banks.  Mid- and small-sized banks, most of which had their funding sources concentrated in time deposits from institutional investors, soon started to suffer from lack of appropriate funding and had to take measures to sustain liquidity.  These measures included the reduction or even the termination of the generation of new credit and the sale of outstanding loan portfolios to large full-service banks.  Some market participants decided to exit from entire niches given the lack of appropriate and stable funding sources.

In order to increase confidence in the financial system, the Central Bank announced in 2008 and 2009 several initiatives to boost liquidity and support the mid sized banks, including: (1) a change in the compulsory requirements of demand deposits and time deposits, (2) delays in the compulsory payment schedule, (3) an increase in the portion of compulsory deposits that could be released to acquire credit portfolios from other banks, and (4) the amendment to the by-laws of Fundo Garantidor de Crédito, or “FGC”, in order to provide insurance on deposits up R$20 million.  In the beginning of 2010, the Central Bank reverted some of the rules related to compulsory requirements to the levels that were in place before the financial crisis.

The Brazilian full-service banks largely benefited from this flight to quality by acquiring loan portfolios at attractive prices and experiencing a reduction in the competition from other banks that were active in specific niches, (i.e., payroll loans, automobile financing and SME credit), prior to the crisis.

Recent Performance

The successful macroeconomic policy implemented by the Brazilian government during recent years contributed to an increase in demand for credit in Brazil.  The three basic principles of floating exchange rate, fiscal surplus and inflation targets created an environment of stability that permitted the reduction in interest rates and improvement of the government debt profile.  We believe these factors had a direct impact on the overall real income of the population and as a consequence, on the increase in the penetration of banking products and services in Brazil.  According to the Institute for Applied Economic Research, or “IPEA”, Brazilian annual GDP per capita has doubled from R$8,357 in 2003 to R$16,417 in 2009.  Also, according to the IBGE, the Brazilian unemployment rate decreased by 3.6% during the same period, from 11.7% to 8.1%.  This favorable macroeconomic environment contributed to the growth of the middle class and consequently greater demand for financial products.  In addition, different human resource policies that have been implemented in the market have contributed to the opening of bank accounts, as a significant number of employers prefer to deposit their employees’ salaries into directly checking accounts.  This has increased the number of people with access to banking products.

This increase in penetration of financial services can be seen in the increase of two products that are key to banking relationships.  Between 2000 and 2008, approximately 62 million new checking accounts were opened in Brazil, equivalent to a compounded annual growth rate, or “CAGR”, of 8.9%.  In 2000, there were 63.7 million checking accounts in Brazil, while by the end of 2008 there were 125.7 million, according to the most recent data from the Central Bank.  During the same period, the number of credit cards grew by more than three times, from 29.0 million to 124 million, equivalent to a CAGR of 17.5%.

Credit Market in Brazil

The Brazilian credit market is comprised of two major types of loans: (i) mandatory or earmarked credit, which is subject to government controlled interest rates and follows rules for funding and destination defined by law (including BNDES loans); and (ii) market-based credit which is not subject to constraints regarding interest rates.  By December 31, 2009, of the total R$1,411 billion in outstanding credit in Brazil, 67.2% of the portfolio consisted of market-based credit and 32.8% of mandatory or earmarked credit, according to the Central Bank.

	2005	2006	2007	2008	2009
Total Credit Outstanding	607,023	732,590	935,973	1,227,294	1,411,841
Earmarked credit	203,316	234,258	275,162	356,117	457,046
Market based credit	403,707	498,331	660,810	871,178	954,795
of which:
corporate	212,976	260,363	343,250	476,890	484,945
individuals (retail)	190,731	237,968	317,561	394,287	469,850

________________
Source: Brazilian Central Bank

At December 31, 2009, total outstanding loans amounted to R$1,411 billion, of which 63% were to corporate borrowers and 32.8% to individuals.  The remaining 4.2% was comprised of direct loans to the public sector, not including bonds.

	2005	2006	2007	2008	2009
Total Credit Outstanding	607,023	732,590	935,973	1,227,294	1,411,841
to public sector (excluding bonds)	20,556	18,872	18,833	27,217	58,974
to private sector	586,466	713,718	917,141	1,200,077	1,352,867
of which:
individuals (retail)	188,784	235,816	314,353	389,541	462,457
corporate	397,682	477,902	602,788	810,536	890,410

________________
Source: Brazilian Central Bank

Total Credit as a percentage of GDP

________________
Source: Brazilian Central Bank

Despite the steady increase in credit penetration experienced in recent years, the Brazilian financial market still presents a relatively low credit penetration as compared to that of other developed and emerging markets.

________________
Source:  World Bank Report 2009 relating to 2007.

Retail Credit

According to data disclosed by the Central Bank, the total outstanding consumer credit (which included both mandatory and non-mandatory credit) increased at an average compounded rate of 25.6% per year since December 31, 2002, to R$557.3 billion at December 31, 2009, or 33.22% of all outstanding credit in Brazil.  On the same date, personal credit and auto financing accounted for 29.5% and 16.9%, respectively, of all outstanding consumer credit.

The table below shows the growth of consumer credit outstanding, by product.

	2005	2006	2007	2008	2009	Apr 10	CAGR (2005-April 2010)
	(in millions of R$, except percentages)
Overdraft Accounts	10,974	11,760	12,985	16,040	15,787	17,765	11.76%
Personal Credit	63,444	79,893	100,928	127,933	164,323	178,695	26.99%
Credit Card	11,260	13,418	17,150	22,088	25,669	27,436	22.82%
Mortgage Financing	956	1,211	2,270	3,554	91,875	104,070	34.21%
Consumer Goods (excluding autos)	10,229	10,779	12,460	11,600	9,440	9,042	-2.81%
Autos	50,685	63,475	81,481	82,433	94,133	105,048	18.32%
Leasing	8,427	13,877	30,136	56,712	64,138	58,908	56.63%
Others	34,756	45,554	60,150	73,927	91,900	90,568	24.73%
Total	190,731	239,968	317,561	394,287	557,274	591,532	25.79%

Overdraft facilities are usually offered by institutions that accept demand deposits, generally the major retail banks, including the foreign conglomerates.  Charges are relatively high, so we believe consumers use this line of credit as a last resource.  This type of credit is frequently used by consumers with limited access to credit; it is unsecured and does not have to be used for a specific purpose.  The major retail banks offer this product to their existing client base through their branch network, while niche-focused small- and mid-sized banks do so through small outlets in Brazil’s major cities.

Payroll loans are an alternative source of unsecured consumer credit in Brazil.  Because installment payments are deducted directly from the borrower’s payroll, interest rates are lower than those charged on traditional credit lines.  According to the Central Bank, payroll loans have a low level of default and represent the fastest-growing type of consumer credit in Brazil.  Historically, the cost of access to more traditional credit facilities has been high, for various reasons, including competition within the banking industry, legal and institutional limitations and the nature of the credit risks.  As a more attractive alternative to unsecured consumer credit, payroll loans have replaced some of the traditional consumer credit products.

The vehicle financing market is dominated primarily by the major retail banks that are gradually taking over this market, which was once dominated by the financing arms of automakers.  The interest rates in this market are very competitive, and access to an attractive source of financing is an important advantage.  The smaller institutions acting in this market in most cases focus on pre-owned vehicle lending products.  Default rates are relatively low as compared to other credit lines, and the loans are secured by the goods being financed.  Credit card financing is dominated by the major retail banks that operate their own labels associated with international labels such as MasterCard and Visa.  This type of financing has relatively high levels of default; as a result, interest rates are also higher than that of other credit lines.

In-store financing relates to financing of durable consumer goods such as construction materials and household appliances, as well as nondurable goods, such as clothing and food.  The in-store financing market is the most fragmented consumer finance market in Brazil.  The major retail chain stores traditionally finance their customers’ purchases.  In recent years, however, stores have reached agreements with banks interested in taking over these financing operations.

Corporate Credit

The heritage of high inflation and the lack of long-term credit lines to Brazilian corporations resulted in an overall relatively low level of corporate leverage.  Despite that, according to the Central Bank, the volume of corporate credit (including regulated funds) increased significantly from R$283.3 billion in December 2003 to R$890.4 billion in December 2009, representing an average CAGR of 17.7%.  Of the total amount, loans of up to R$100,000 and between R$100,000 and R$10 million represent respectively 16.4% and 37.6% of total corporate credit.  The table below reflects the evolution of corporate loans by amount in billions of reais.

Loans ranging between R$100,000 and R$10 million represent the greatest portion of corporate credit, accounting for 37.6% of the total amount as of November 2009.  There is a trend towards extension of the average maturity of corporate loans in Brazil.  Although very short term loans (maturing within 180 days) still accounted for 36.0% of the total loans to corporations in Brazil as of December 2009, medium  and long term loans have increased between December 2002 and December 2009 according to the Central Bank.

The key products available to corporations are revolving credit, working capital loans, “compror” and “vendor” loans, and note discounting, as described below.

Revolving credit is a short term revolving line of credit available to companies, which guarantees immediate liquidity.  In general, the interest charged is calculated daily based on the outstanding balance plus a tax on financial transactions, payable on the first business day of the month following the transaction.

Working capital loans consist of advances of funds to meet borrowers’ working capital needs.  In general, the repayment period is up to 180 days.  The “vendor” loan, or receivables financing, consists of financing so that a company can sell its products on credit while receiving payment in cash.  The main advantage of this type of financing is that the sale is not financed directly by the company selling the product and as a result, the calculation base for the collection of tax and sale commissions is smaller.  The “compror”, or payables financing loan is the opposite of the “vendor” loan in that it allows the buyer to extend the repayment period of a purchase without involving the seller because the buyer is the obligor of the loan.

Note discounting transactions consist of providing advances on amounts relating to instruments such as trade acceptance bills, promissory notes, credit card sale receipts or postdated checks aimed at anticipating the cash flow of the borrower companies.  Recourse against the borrower is guaranteed to the bank processing the discounting in the event of nonpayment of the notes.

Mortgage Financing

The mortgage market is still developing in Brazil, with total credit lines accounting for only 2.0% of the GDP as outlined in the graph below.

The table below provides the level of mortgage loans as a percentage of GDP in selected countries.

________________
Source:  Gwinner, B. (2007), Finance for Growth (2001) The World Bank.

We believe the level of real estate financing in Brazil will grow as a result of several structural trends.  According to the IBGE, the housing deficit in Brazil as of December 31, 2008 was at 5.8 million households.  There was a change in methodology in 2007 that sharply reduced the housing deficit (in 2007, the deficit was 7.3 million under the old methodology and 6.3 under the new methodology).  Moreover, the biggest contributions to the result came from the excessive burden on rent (40.4%) and families living in the same household (39.6%).

In addition, one of the priorities of the current Brazilian government is to stimulate growth of the housing construction sector, as a means to address the housing shortage and provide employment.  The government has adopted a number of important policies with the aim of bolstering real estate demand through tax incentives and expanding the home loan market, including:

•	tax incentives and exemptions;

•	increasing house builders’ security by offering guarantees on properties;

•	increasing home buyers’ security through a special tax system that separates the house builders’ assets from the specific building projects’ assets; and

•	simplifying and intensifying the enforcement of foreclosure laws.

We expect the reduction in interest rates and controlled inflation, combined with the existing housing deficit and government support, to contribute to an increase in demand for mortgage financing in Brazil.

Asset Management

According to ANBIMA, the asset management industry in Brazil has been growing at significant rates in recent years.  The total assets of the financial system grew approximately 15.3%, from R$1,798.8 billion as of June 2008, to R$2,073.4 billion as of December 2009.  Since 2002, the investment fund industry has undergone material changes, resulting from regulations that assigned the supervision of this activity to the CVM.  These regulations encouraged market players to adopt better corporate governance practices and increase transparency in the management of investment funds.

The asset management industry in Brazil is concentrated among fund managers controlled by large financial conglomerates, making access to retail distribution channels particularly important for the industry.  The main clients of this industry are institutional investors, such as private pension entities, insurers and private banking clients.  Some of the main drivers that contribute to the growth of the asset management industry are:

•	economic stability in Brazil and increased disposable income and savings;

•
expansion of the insurance and private pension markets influenced, in part, by the growth of products such as private pension plans (for example, both VGBL and PGBL) whose assets increased the volume of assets under management of the Brazilian mutual fund industry;

•	improved credit ratings of Brazilian issuers;

•	increased access to financial products offered over the internet;

•	refinements to Brazilian mutual fund regulations; and

•	improved conditions in the Brazilian capital markets.

Insurance

Insurance revenues in Brazil are generated by the sales of auto, other property and casualty, health, credit life and life insurance policies (which includes both life and personal injury insurance policies but excludes private pension (VGBL) plans).

In recent years, the Brazilian insurance industry has posted strong figures.  According to SUSEP, from 2002 to 2008, the annual growth rate of total direct premiums was approximately 183.6%, which is 68.9% higher than the growth in the global insurance industry and 6.1% percentage points higher than the Brazilian nominal GDP growth.

Brazil, however, is an under-penetrated market in terms of insurance products.  According to SwissRe in its Sigma report as of May 2009, Brazil was ranked the 17th largest insurance market globally, behind smaller economies such as South Africa, the Netherlands and Australia.  In 2008, the Brazilian insurance industry contributed 3.0% to the GDP, 4 percentage points below the global average of 7.0%.  In terms of premiums per capita, Brazil still lags behind with U.S.$245 versus the world average of U.S.$634 per year.

Dependency on patents, licenses, contracts and processes

Intellectual Property

In Brazil, ownership of trademarks can be acquired only through a validly approved registration with the National Institute of Intellectual Property (Instituto Nacional de Propriedade Industrial or “INPI”), the agency responsible for registering trademarks, patents and designs in Brazil.  After registration, the owner has exclusive use of the trademark throughout Brazil for a ten-year period that can be successively renewed for equal periods.

The major trademarks we use, including, among others, the “Santander” and “Banco Santander” brands, are owned by the Santander Group.  One of Santander Group’s affiliates granted us a license to use such brands.  All material trademarks for our business are registered or have been submitted to INPI by us or by the Santander Group.  We own the principal domain names used in our business which include: www.santanderbrasil.com.br, www.bancosantander.com.br, www.bsantander.com.br, www.bancosantanderlight.com.br, www.corretorasantander.com.br and www.realsantander.com.br.

Statements about competitive position

The Brazilian financial market is highly competitive, and in 2008 and the first half of 2009 experienced significant consolidation, which included the mergers of some of the largest banks in the industry, such as Santander Brasil with Banco Real, Itaú with Unibanco and Banco do Brasil with Nossa Caixa and Banco Votorantim.

In September 2006, the CMN enacted regulations to increase competition among Brazilian commercial banks.  As a result of these new regulations: (1) banks are prohibited from charging their customers fees for services in connection with salary, pension and other income payment accounts that such customers are required to maintain  with a bank designated by the customer’s employer, pension fund or other source of income; (2) financial institutions and leasing companies must accept the prepayment of loans and leasing transactions by customers who have elected to refinance such debt with other financial institutions; (3) customers will have the right to request that a financial institution disclose their credit history to another financial institution; and (4) changes were implemented in the regulation of the Credit Guarantee Fund (Fundo Garantidor de Crédito, or “FGC”), which is a fund created to guarantee payment of funds deposited with financial institutions in the event of intervention, administrative liquidation or other state of insolvency, thereby providing depositors with greater assurance that their deposits will be safeguarded.  These regulations are designed to increase competition among financial institutions by creating mechanisms that will make it easier for customers to open new accounts and transfer their funds from one institution to another.

As of December 2009, according to the Central Bank, the four largest banks and financial conglomerates had an approximately 58.4% market share in terms of credit volume and an approximately 67.2% market share in terms of deposits within the overall finance industry in Brazil.  At such date, the largest bank in Brazil was the public financial institution formed by the merger of Banco do Brasil with Nossa Caixa, with a 21.3% market share in terms of credit volume and a 25.5% market share in terms of deposits, according to the Central Bank.

The following table sets forth market share information as of the date presented for the other four largest financial institutions.

	At December 31, 2009
	Santander Brasil	Bradesco	Itaú Unibanco	Banco do Brasil
	(In percentages)
Total assets	9.3	12.3	16.2	19.2
Total loans	11.4	15.3	19.8	22.5
Total deposits	9.7	14.9	16.8	26.0
Demand	8.8	20.6	15.6	32.4
Saving	7.9	14.1	15.1	23.7
Time	10.8	13.7	17.9	25.4
Mutual funds	7.5	16.6	18.5	21.1
Retail	12.4	14.6	17.8	22.2

________________
Source: Central Bank; reported and presented in accordance with Brazilian GAAP.

Banco do Brasil is active in all business areas and plays an important role in the market due to its captive deposit products market and strong presence in public organizations, and is consequently one of our primary competitors.  In addition, our other primary competitors are large privately owned domestic banks, such as Bradesco and the financial institution formed by the merger between Itaú and Unibanco.  These banks have a strong brand name and distribution capacity throughout the country.  Our acquisition of Banco Real has allowed us to obtain a critical mass and better compete with these large public and private financial institutions.

Due to political pressures, the public banks in Brazil have been since the beginning of 2009 aggressively increasing loan volumes at spreads lower than those of private banks.  As a result, the market share of public banks has increased relative to the market share of private banks, with a 510 basis points increase in the market share of public banks from 36.3% at December 31, 2008 to 41.5% at December 31, 2009.

We also face competition from local and regional banks in relation to certain products in the Commercial Banking segment in which such banks have specialized.  In the Global Wholesale Banking segment, our competitors include global banks focused on investment banking, such as Credit Suisse, Bank of America/Merrill Lynch, UBS Pactual, Goldman Sachs and JPMorgan, which have played an important role in the Brazilian wholesale market as a result of their expertise in complex structured transactions and their distribution networks in Europe, North America and Asia.

Regulatory Overview

Principal Financial Institutions

Public Sector

The federal and state governments of Brazil control several commercial banks and financial institutions which  play an important role in the Brazilian banking sector.  These institutions represent a significant share of all deposits and assets in the banking system and a strong presence in specific market offerings, such as real estate and rural finance provided by private sector banks.  Government-controlled banks include:

•
Banco do Brasil, which is a federal government-controlled bank and provides a full range of banking products to the public and private sectors.  Banco do Brasil is the primary financial agent of the federal government.

•
BNDES, which is the federal government-controlled development bank, primarily engaged in the provision of medium- and long-term finance to the Brazilian private sector, particularly to industry, either directly or indirectly, through other public and private-sector financial institutions.

•
Caixa Econômica Federal, which is the federal government-controlled multiple-service bank and the principal agent of the National Housing Finance System.  Caixa Econômica Federal is involved principally in deposit-taking and the provision of finance for housing and urban infrastructure.

•	Other public sector development and multiple-service banks, including those controlled by the various state governments.

Private Sector

The private financial sector includes multiple-service banks, commercial banks, investment, finance and credit companies, investment banks, securities dealers, stock brokerage firms, credit cooperatives, leasing companies, insurance companies and others.  In Brazil, the largest participants in the financial markets are financial conglomerates involved in commercial banking, investment banking, financing, leasing, securities dealing, brokerage and insurance.

According to the Central Bank, as of May, 2010 there were 2,288 financial institutions operating in Brazil, including:

•	Commercial banks — 18 commercial banks operated in Brazil, engaged mainly in wholesale and retail banking and particularly in taking demand deposits and lending for working capital purposes.

•	Investment banks — 16 investment banks operated in Brazil, engaged primarily in taking time deposits, specialized lending and securities underwriting and trading.

•
Bancos Múltiplos (Multiple-service banks) — 136 multiple-service banks operated in Brazil providing, through a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services including fund management and real estate finance pursuant to Central Bank Resolution No. 2,099 of August 17, 1994, as amended.  Certain public sector banks such as Caixa Econômica Federal are also multiple-service banks.

•
In addition to the institutions mentioned above, the Central Bank also supervises the operations of consumer credit companies (financeiras), securities dealers (distribuidoras de títulos e valores mobiliários), stock brokerage companies (corretoras de valores), leasing companies (sociedades de arrendamento mercantil), savings and credit associations (associações de poupança e empréstimo) and real estate credit companies (sociedades de crédito imobiliário).

Banking Regulation

The basic institutional framework of the Brazilian financial system was established in 1964 by Law No. 4,595, as amended, the “Banking Reform Law”.  The Banking Reform Law created the CMN, responsible for examining monetary and foreign currency policies pertaining to economic and social development as well as operating the financial system.

Principal Limitations and Restrictions on Financial Institutions

The activities of financial institutions are subject to a series of limitations and restrictions.  In general, such limitations and restrictions refer to the offering of credit, risk concentration, investments, conditional operations, foreign currency loans and negotiations, the administration of third party funds and microcredit.  The principal restrictions on banking activities established by the Banking Reform Law are as follows:

•
No financial, banking or credit institution may operate in Brazil without the prior approval of the Central Bank.  In addition, foreign banks, in order to operate in Brazil, must be expressly authorized to do so by Presidential decrees.

•
A financial, banking or credit institution may not invest in the equity of any other company except where such investment receives Central Bank approval based upon certain standards established by the CMN.  Such investments may, however, be made without restriction through the investment banking unit of a multiple-service bank or through an investment bank subsidiary.

•
A financial, banking or credit institution may not own real estate, except where it occupies such property and subject to certain limitations imposed by the CMN.  If a financial, banking or credit institution receives real estate in satisfaction of a debt, such property must be sold within one year, unless otherwise authorized by the Central Bank.

•	Financial institutions are prohibited from carrying out transactions that fail to comply with the principles of selectivity, guarantee, liquidity and risk diversification.

•	Financial institutions are prohibited from granting loans or advances without constituting an appropriate deed representing such debt.

•	A financial, banking or credit institution may not lend more than 25.0% of its net worth to any single person or group.

•
A financial, banking or credit institution may not grant loans to or guarantee transactions of any company which holds more than 10.0% of its shares except (subject to the prior approval of the Central Bank) in certain limited circumstances.

•	A financial, banking or credit institution may not grant loans to or guarantee transactions of any company in which it holds more than 10.0% of the share capital.

•
A financial, banking or credit institution may not grant loans to or guarantee transactions of its executive officers and directors (including the immediate and extended families of such executive officers and directors) or to any company in which such executive officers and directors (including the immediate and extended families of such executive officers and directors) hold more than 10.0% of the share capital.

•
Financial institutions are prohibited from carrying out conditional operations, namely those involving assets that are sold or purchased based on the occurrence of a number of specific conditions, in excess of an amount corresponding to thirty times their reference assets.

•	The administration of third-party funds should be segregated from other activities and in compliance with the relevant rules imposed by the CVM.

•
The registered capital and total net assets of financial institutions should always be compatible with the rules governing share capital and minimum capitalization imposed by the Central Bank for each type of financial institution.

•	The total amount of funds applied in the fixed assets of financial institutions cannot exceed 50.0% of the respective amount of reference assets.

•
Financial institutions may not expose themselves to gold, assets or liabilities referenced in currency exchange variations in excess of 30.0% of their reference equity, pursuant to Resolution No. 3,488, dated August 29, 2007.

Principal Regulatory Agencies

The Brazilian national financial system (Sistema Financeiro Nacional) is composed of the following regulatory and supervisory bodies:

•	the CMN;

•	the Central Bank; and

•	the CVM.

In addition, our insurance operations are subject to the following regulatory and inspection bodies:

•	SUSEP; and

•	Secretaria de Previdência Complementar (the Complementary Pension Secretariat).

In addition, certain Brazilian financial institutions, including us, are members of ANBIMA, a self-regulatory association that regulates investment banking activities.

The CMN, the Central Bank and the CVM regulate the Brazilian banking industry.  Below is a summary of the main functions and powers of each of these regulatory bodies.

The CMN

The CMN, the highest authority responsible for regulating fiscal policies in Brazil, oversees the supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies.  The CMN includes the president of the Central Bank, the Minister of Planning and the Minister of Finance and is chaired by the Minister of Finance.  Pursuant to the Banking Reform Law, the CMN is authorized to regulate the credit operations of the  Brazilian financial institutions, to regulate the Brazilian currency, to supervise Brazil’s reserves of gold and foreign exchange, to determine Brazilian savings and investment policies and to regulate the Brazilian capital markets with the purpose of promoting the economic and social development of Brazil.  In this regard, the CMN also oversees the activities of the Central Bank and the CVM.  The main responsibilities of the CMN are:

•	coordinating monetary, credit, budget, tax and public debt policies;

•	establishing foreign exchange and interest rate policies;

•	protecting the liquidity and solvency of financial institutions;

•	overseeing activities related to the stock exchange markets;

•	regulating the constitution and operation of financial institutions;

•	granting authority to the Central Bank to issue currency and establishing reserve requirement levels; and

•	establishing general directives for banking and financial markets.

The Central Bank

According to the Banking Reform Law, the Central Bank is responsible for implementing policies of the CMN as they relate to monetary and exchange control matters, regulating public and private sector Brazilian financial institutions and the monitoring and regulation of foreign investment in Brazil.  The President of the Central Bank is appointed by the President of Brazil for an indefinite term of office subject to ratification by the Brazilian Senate.

The Central Bank is also responsible for:

•	managing the day-to-day control over foreign capital flow in and out of Brazil (risk capital and loans in any form);

•	setting forth the administrative rules and regulations for registering investments;

•	monitoring foreign currency remittances;

•
allowing repatriation of funds.  In the event of a serious deficit in Brazilian balance of payment, the Central Bank may limit profit remittances and prohibit remittances as capital repatriation for a limited period of time;

•	receiving compulsory withholdings and voluntary demand deposits from financial institutions;

•	executing rediscount transactions and loans to banking financial institutions and other institutions authorized to operate by the Central Bank;

•	acting as a depository of gold and foreign currency reserves; and

•	controlling and approving the incorporation, functioning, transfer of control and equity reorganization of financial institutions and other institutions authorized to operate by the Central Bank.

The CVM

The CVM is the agency responsible for implementing CMN policy and it regulates, develops, controls and inspects the securities market.  The CVM’s headquarters is in Rio de Janeiro and it has jurisdiction in all Brazilian territory.  The CVM is a quasi-governmental agency connected with the Ministry of Finance.  It has independent administrative authority and legal standing and maintains its own assets.  Pursuant to Law No. 6,385, dated December 7, 1976, as amended and regulated, the main responsibilities of the CVM are:

•	implementing and regulating the securities and exchange policies established by the CMN; and

•	controlling and supervising the Brazilian securities market by:

•	approving, suspending and canceling the registration of public companies, the authorization for brokers and dealers to operate in the securities market and public offerings of securities;

•	supervising the activities of public companies, stock exchanges, commodities and futures exchanges, market members, and financial investment funds and variable income funds;

•	requiring full disclosure of material events affecting the market, as well as annual and quarterly reporting by public companies; and

•	imposing penalties.

Since 2001, the CVM has had jurisdiction to regulate and supervise financial and investment funds that were originally regulated and supervised by the Central Bank.

In accordance with the Brazilian Securities Exchange Law, the CVM is managed by one president and four directors as appointed by the President of Brazil (and approved by the Senate), selected from among individuals of good reputation and recognized expertise in the area of capital markets.  CVM directors are appointed for a single five-year term, and one-fifth of the members must be renewed on a yearly basis.

All decisions handed down by the CVM and the Central Bank in administrative proceedings relating to the national financial system and the securities market are subject to appeal to the Board of Appeals of the National Financial System (Conselho de Recursos do Sistema Financeiro Nacional), which is composed of four members appointed by public authorities and four members from the private sector.

ANBIMA

ANBIMA was created in October 2009, as a result of the consolidation of the former National Association of Investment Banks (Associação Nacional dos Bancos de Investimento), or “ANBID”, and the National Association of Financial Market Institutions (Associação Nacional das Instituições do Mercado Financeiro), or “ANDIMA”.  ANBIMA is a private regulatory body that acts as the main representative of entities operating in the Brazilian financial and capital markets.  Its purpose is to strengthen the development of the financial and capital markets in Brazil.  ANBIMA seeks to act in an innovative fashion, representing its members’ interests and regulating its members’ activities, often adopting rules that are generally more restrictive than the government legislation currently in force.  ANBIMA also acts as a provider of Brazilian financial and capital markets information and promotes several initiatives for increased investor and market professional education.

ANBIMA’s members are investment banks and multiple service banks, asset managers, brokerage firms, securities dealerships and investments consultants.

Regulation by the Central Bank

The Banking Reform Law empowered the Central Bank to implement the currency and credit policies established by the CMN and to control and supervise all public and private sector financial institutions.  Pursuant to the Banking Reform Law, the Central Bank is responsible for:

•
approving all corporate documents of a financial institution, any amendments thereto, any increase in capital, the setting up or transfer of its principal place of business or any branch (whether in Brazil or abroad) and changes of control and equity reorganization;

•	determining the minimum capital requirements, compulsory deposit requirements and operational limits of financial institutions;

•
overseeing the filing by financial institutions of annual and semi-annual financial statements audited by independent accountants, formal audit opinions and monthly unaudited financial statements prepared in compliance with the standard accounting rules established by the Central Bank for each type of financial institution; and

•
requiring financial institutions to make full disclosure of credit transactions, foreign exchange transactions, destination of proceeds raised from export and import transactions and any other related economic activity on a daily basis through computer systems and written reports and statements.

The Central Bank regulations impose, among others, specific requirements as set forth below.

Capital Adequacy and Leverage

The Central Bank supervises the Brazilian banking system in accordance with the Basel Committee guidelines and other applicable regulations, including the Basel II Accord, which is currently being implemented, according to the Notices Nos. 12,746, dated December 9, 2004, 16,137, dated September 27, 2007 and 19,028, dated October 29, 2009.  The banks provide the Central Bank with the information necessary for it to perform its supervisory functions, which include supervising the movements in the solvency or capital adequacy of banks.

The main principle of the Basel Accord as implemented in Brazil is that a bank’s own resources must cover its principal risks, including credit risk, market risk and operational risk.

Through several rules, specifically Resolution No. 3,490, dated August 29, 2007, Circulars Nos. 3,360 and 3,361, dated September 12, 2007, Circular No. 3,383, dated April 30, 2008, all as amended, the requirements imposed by the Central Bank differ from the Basel Accord in several aspects.  For example, the Central Bank:

•	imposes a minimum capital requirement of 11.0% instead of 8.0% as defined by the Basel Accord;

•	requires an additional amount of capital with respect to off-balance sheet interest rate and foreign currency swap operations;

•	assigns different risk weighting and credit conversion factors to some assets, including a risk weighting of 300% on deferred tax assets other than temporary differences;

•	requires calculation and report on minimum capital requirements and capital ratios on a consolidated basis;

•
requires banks to set aside a portion of their equity to cover operational risks as of July 1, 2008.  The required portion of the equity varies from 12.0% to 18.0% of average gross income amounts from financial intermediation. Circular No. 3,476 of December 24, 2009 establishes a formula to calculate the operational risk of non-financial institutions which are part of the bank;

•	does not allow the use of external rating to calculate the minimum capital required. The Central Bank adopts a conservative approach to defining the capital demand of corporate exposures; and

•	requires banks to establish specific internal structures to identify, measure, control and mitigate operational and credit risks.

On December 24, 2009, the Central Bank enacted Circular No. 3,477 which governs rules related to disclosure of information related to risk management and capital base composition for regulatory purposes.  Such disclosure shall be set out in a formal policy approved by the Board of Directors, and shall comprise detailed information regarding the internal structure of risk management strategies, the amounts involved in transactions which are subject to risk, guarantees, global exposure to risk, securitization, and other relevant information.  The disclosure must be updated annually or quarterly, as the case may be, and will be required as of April 2011.

Furthermore, also on December 24, 2009, the Central Bank, through Circular No. 3,478, established minimum requirements for financial institutions to create internal regulations for calculation of percentage of capital which may be allocated to market risks, subject to the prior approval of the Central Bank.

Pursuant to Resolution No. 3,444, dated February 28, 2007, as amended, a bank’s capital base composition, for supervisory purposes, is defined in two tiers according to Brazilian rules:

•
Tier I: Corresponds to the core capital comprised of equity capital and net profits minus (1) revaluation reserves, (2) contingency reserves, (3) specific deferred tax assets, (4) unrealized gain and losses of financial instruments recorded as equity, and (5) specific deferred assets.

•
Tier II: Consists of revaluation reserves, contingency reserves, hybrid debt capital instruments, subordinated term debt, unrealized gain and losses of financial instruments recorded as equity, preferred cumulative stock and preferred redeemable stock issued by financial institutions.

The total amount of Tier II capital cannot exceed the total amount of Tier I capital, and Brazilian regulation imposes limits on the Tier II capital, as follows:

•	subordinated debt in Tier II capital, plus the amount of preferred redeemable stock originally maturing in less than ten years, cannot exceed 50.0% of the Tier I capital;

•	revaluation reserves in Tier II capital cannot exceed 25.0% of the Tier I capital; and

•	a 20.0% reduction shall be applied to the amount of the subordinated debt and preferred redeemable stock in Tier II capital annually for the five years preceding the respective maturities.

Additionally, the following components are deducted from the capital:

(1)      amounts paid into investment funds’ capital, proportionate to the interest on each fund’s portfolio,

(2)      acquisition or indirect interest on financial conglomerates, through any non-financial affiliated entity, and

(3)      assets related to funding instruments such as hybrid capital instruments, debt instruments and subordinated debt issued by financial institutions and other institutions authorized to operate by the Central Bank.

Provisional Measure No. 472, enacted on December 15, 2009, established the concept of the Financial Note (Letra Financeira), which is a new funding alternative for financial institutions that can be characterized as subordinated debt or a hybrid instrument of capital for purposes of capital adequacy rules.  Pursuant to Resolution No. 3,836 of February 25, 2010, its minimum term must be 24 months and it must be issued for a minimum denomination of R$300,000.

The Role of the Public Sector in the Brazilian Banking System

In light of the global financial crisis, on October 6, 2008, the Brazilian president enacted provisional regulations related to the use of international reserves of foreign currency by the Central Bank in order to provide financial institutions with liquidity by means of rediscount and loan transactions.  Furthermore, on October 21, 2008, the Brazilian President enacted provisional regulations increasing the role of the public sector in the Brazilian banking system.  These regulations authorize (1) Banco do Brasil and Caixa Econômica Federal to directly or indirectly acquire controlling and non-controlling stakes in private and public financial institutions in Brazil, including insurance companies, social welfare institutions and capitalization companies; (2) the creation of Caixa Banco de Investimentos S.A., a wholly-owned subsidiary of Caixa Econômica Federal, with the objective of conducting investment banking activities; and (3) the Central Bank to carry out currency swap transactions with the central banks of other countries.  Such provisional regulation was enacted into Law No. 11,908 on March 3, 2009.

Reserve and Other Requirements

Currently, the Central Bank imposes a series of requirements on financial institutions regarding compulsory reserves.  Financial institutions must deposit these reserves at the Central Bank.  The Central Bank uses reserve requirements as a mechanism to control the liquidity of the Brazilian financial system.  Reserves imposed on current account, savings and time deposits represent almost the entirety of the amount that must be deposited at the Central Bank.

The CMN and the Central Bank enacted measures to modify Brazilian banking laws in order to provide the financial market with greater liquidity, including:

•
establishing the amount that may be discounted from the time deposits reserve requirement of (i) R$2.0 billion for financial institutions with regulatory capital under R$2.0 billion; (ii) R$1.5 billion for financial institutions with regulatory capital between R$2.0 billion and R$5.0 billion; and (iii) zero for financial institutions with regulatory capital higher than R$5.0 billion;

•	establishing the rate applicable on additional time deposit and demand deposit reserve requirements from 8.0%;

•	the rate applicable on additional savings accounts reserve requirements is 10.0%;

•
providing that financial institutions may deduct the amount of foreign currency acquisition transactions with the Central Bank from the reserve requirements on interbank deposits of commercial leasing companies; and

•	reducing the rate of compulsory demand deposits from 45.0% to 42.0%.

In October 2008, pursuant to Circular No. 3,407, as amended, the Central Bank enacted further regulations, permitting financial institutions that acquire credit portfolios from small and mid-sized financial institutions (i.e., those institutions with a reference equity of up to R$2.5 billion in December 2008) to deduct the amount of the acquisition from up to 70.0% of the reserves and compulsory deposits that such financial institution must maintain with the Central Bank.  Acquisitions of credit portfolios from the same small and mid-sized financial institutions are limited to 20.0% of the total amount of credit portfolios acquired in order to enable such deduction.

Pursuant to Circular No. 3,411, dated October 13, 2008, financial institutions may also deduct the reserve requirement and clearing balance requirement on time deposits from the respective amounts disbursed for the acquisition of certain (1) credit rights resulting from leasing, (2) fixed-income instruments issued by private nonfinancial entities, (3) assets owned by FIDCs, (4) shares in FIDCs organized by the FGC and shares in investment funds of multi-market and fixed income assets owned by the FGC, subject to the applicable composition criteria, and (5) interbank deposits of unrelated financial institutions.

On October 24, 2008, pursuant to Circular No. 3,416, the Central Bank enacted regulations permitting financial institutions to deduct the amount of voluntary installments of the ordinary contribution to the FGC from compulsory demand deposits.

On October 6, 2008, the Brazilian President ratified provisional regulations allowing the Central Bank to: (1) acquire credit portfolios from financial institutions through rediscount operations; and (2) grant loans in foreign currencies in order to finance Brazilian export transactions.  Pursuant to Resolution No. 3,622, dated October 9, 2008, as amended, the term of the rediscount operations and the loans in foreign currencies will be for up to 360 days.  After such term, the financial institution must repurchase its assets.  The repurchase price of the rediscount operation will correspond to the purchase price with interest charged at the SELIC rate plus 4.0% per annum.  The interest on foreign currency loans will be the LIBOR for the relevant foreign currency plus a percentage fixed by the Central Bank depending on market conditions.

The Central Bank will acquire only credit portfolios and debentures issued by non-financial institutions rated as AA, A or B, according to Central Bank rules.  The financial institutions must provide Central Bank with guarantees that may vary from 120% to 170% of the credit portfolio value, depending on the credit portfolio risk rate, or guarantees that may vary from 120% to 140% of the debenture value, depending on its risk rate.  In relation to the foreign currency loans, financial institutions must also provide the Central Bank with guarantees which may vary from 100% to 140% of the value of the loan.

In addition, on the rediscount operations, the Central Bank may impose the following measures on financial institutions: (1) the obligation to pay additional amounts in order to meet the risk to which financial institutions may be exposed; (2) the adoption of more restrictive operational limits; (3) the restrictions on certain transactions or operational practices; (4) the rearrangement of the adequate liquidity level of the financial institution; (5) the suspension of dividends higher than the minimum required by law; (6) the prohibition of acts that may result in an increase of the remuneration of management; (7) the prohibition of the development of new lines of business; and (8) the prohibition of sales of assets.

Below are some of the current types of reserves:

Time Deposits (CDBs).  Pursuant to Circular No. 3,091, dated March 1, 2002, Circular No. 3,262, dated November 19, 2004, Circular No. 3,427, dated December 19, 2008, Circular No. 3,468, dated September 28, 2009 and Circular No. 3,485, dated February 24, 2010, the Central Bank currently imposes a reserve requirement of 15.0% in relation to time deposits, and requires that such reserve requirement of 15.0% be calculated in relation to the weekly arithmetic average balance of time deposits discounted by R$30.0 million.  At the end of each day, the amount of such securities shall be equivalent to 100% of the compulsory deposit requirements.  After calculating the required reserve amount, the respective financial institution should deposit an amount equivalent to the surplus of (i) R$2.0 billion for financial institutions with regulatory capital under R$2.0 billion; (ii) R$1.5 billion for financial institutions with regulatory capital between R$2.0 billion and R$5.0 billion; and (iii) zero for financial institutions with regulatory capital higher than R$5.0 billion.  At the close of each day, the amount of such securities should be equivalent to 100% of the reserve requirement.

Additional Deposit Requirements.  Pursuant to Circular No. 3,144, dated August 14, 2002, as amended by Circular No. 3,486, dated February 24, 2010, the Central Bank stipulated an additional reserve requirement on deposits raised by full service banks, investment banks, commercial banks, development banks, finance, credit and investment companies, real estate credit companies and savings and loan associations.  These institutions are required to deposit on a weekly basis highly liquid investments of the total sum of the following amounts discounted from R$1.0 billion in an interest-bearing account at the Central Bank: (1) 8.0% of the mathematical average of funds from time deposits and other specific amount subject to the reserve requirement; (2) 10.0% of the mathematical average of funds from savings accounts subject to the reserve requirement; and (3) 8.0% of the mathematical average of funds from demand deposits subject to the reserve requirement.  These amounts must be discounted from: (i) R$2.0 billion for financial institutions with regulatory capital under R$2.0 billion; (ii) R$1.5 billion for financial institutions with regulatory capital between R$2.0 billion and R$5.0 billion; and (iii) zero for financial institutions with regulatory capital higher than R$5.0 billion.  At the close of each day, the balance of such account should be equivalent to 100% of the additional reserve requirement.

Demand Deposits.  Pursuant to Circular No. 3,274, dated February 2, 2005, as amended and Circular No. 3,413, dated October 14, 2008, as a general rule, banks are currently required to deposit 42.0% of the sum of the arithmetic average balance of demand deposits, previous notices, third-party funds in transit, collection of taxes and similar items, banker’s checks, debt assumption agreements related to transactions carried out in Brazil, obligations for the rendering of services of payment, proceeds from the realization of guarantees and deposits for investment in excess of R$44.0 million.  The calculation is made over a two-week period, beginning on Monday of the first week and ending on Friday of the following week.  At the end of each day, the balance of the bank’s accounts must be equivalent to at least 80.0% of the required deposit for the respective period.

Rural Lending.  According to the Manual of Rural Lending, as published by the Central Bank, financial institutions are required to maintain a daily average balance of rural lending not lower than 25.0% of the daily balance of all accounts subject to compulsory reserve requirements.  Financial institutions must provide the Central Bank with evidence of compliance with such requirement by the fifth business day of each month.  A financial institution that does not meet this requirement will be subject to payment of fines (calculated over the daily difference between the requirement and the portion actually used for rural lending) and a pecuniary penalty or, at the financial institution’s discretion, to deposit the unused amount until the last business day of the subsequent month in a noninterest bearing account maintained with the Central Bank.

Repurchase Agreements, Export Notes, etc.  The Central Bank at times has established a reserve requirement for certain types of financial transactions, such as repurchase agreements, export notes, derivative transactions and certain types of assignments.  This reserve requirement is currently set at zero, pursuant to Circular No. 2,820, dated May 27, 1998.

Guarantees.  The Central Bank at times has established a reserve requirement that a financial institution deposit in a noninterest-bearing account with the Central Bank an amount equivalent to 60.0% of the total amount of guarantees given by such financial institution in relation to loans and financings entered into by non-financial legal entities and individuals.  However, such percentage is currently set at zero by Central Bank, pursuant to Circular No. 2,702, dated July 3, 1996.

Savings Accounts.  Pursuant to Circular No. 3,093, dated March 1, 2002, as amended, and Resolution No. 3,023, dated October 11, 2002, as amended by Resolution No. 3,634, dated November 13, 2008, the Central Bank currently requires Brazilian financial institutions to deposit on a weekly basis, in an interest-bearing account with the Central Bank, an amount in cash equivalent to 20.0% of the average weekly aggregate balance of savings accounts, during the second week from the week for which the calculation was made.  In addition, a minimum of 65.0% of the total amount of deposits in savings accounts must be used to finance the housing or housing construction sector.

Reinvestment of Deposits Linked to Interbank Rates.  Financial institutions are permitted to accept deposits with interest calculated by reference to the Average Interbank Interest Rate (Taxa Básica Financeira), subject to a reserve requirement of and provided that such deposits are made for a minimum of three months, pursuant to Resolution No. 2,172, dated June 30, 1995.

Interbank deposits performed by leasing companies.  Pursuant to Circular No. 3,375, dated January 31, 2008, as amended, the Central Bank currently imposes a reserve requirement of 15.0% in relation to deposits performed by leasing companies in the interbank market and requires that such reserve requirement of 15.0% be calculated in relation to the weekly arithmetic average balance (from Monday to Friday of each week) of time deposits discounted by R$30.0 million.  After calculating the required reserve amount, the respective financial institution should deposit an amount equivalent to the surplus of R$2.0 billion.  At the close of each day, the amount of such securities should be equivalent to 100% of the reserve requirement.  In order to fulfill such requirement, leasing companies may deposit in the SELIC system the corresponding amount in federal bonds registered in such system.

In summary, the following table sets forth the reserve and lending requirements to which we are subject for each category of funding.  These requirements were last amended in February 2010.

Product	December 31, 2009	Current April 30, 2010	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	30%	30%	Loans and Cash	6.75% p.a. and Zero for Cash
Microcredit loans(2)	2%	2%	Loans and Cash	Cap rate: 2% p.m. and Zero for Cash
Reserve requirements	42%	42%	Cash	Zero
Additional reserve requirements	5%	0%	Government Bonds	Overnight Rate
Additional reserve requirements	0%	8%	Cash	Selic
Free funding(3)	21%	18%
Savings accounts
Mortgage loans	65%	65%	Loans and Cash	Cap of TR + 12% p.a. and TR + 6.17% for Cash
Reserve requirements	20%	20%	Cash	TR + 6.17% p.a.
Additional reserve requirements	10%	0%	Government Bonds	Overnight Rate
Additional reserve requirements	0%	10%	Cash	Selic
Free funding(3)	5%	5%
Time deposits
Reserve requirements	13.5%	15.0%
In cash or credit(4)	7.43%	0.00%	Cash or Credit	Zero for Cash
In government bonds	6.08%	0.00%	Government Bonds	Overnight Rate
In cash or credit(4)	0.00%	6.75%	Cash or Credit	Selic for Cash
In government bonds	0.00%	8.25%	Cash	Selic
Additional reserve requirements	4%	0%	Government Bonds	Overnight Rate
Additional reserve requirements	0%	8%	Cash	Selic
Free funding(3)	82.5%	77.0%
____________________
(1)      Rural credit loans are loans to agricultural customers, of which R$5.6 billion and R$5.1 billion were outstanding as of December 31, 2008 and December 31, 2009, respectively.

(2)      Microcredit loans are loans to very small businesses, of which R$158.5 million and R$181.5 million were outstanding as of December 31, 2008 and December 31, 2009, respectively.

(3)      Free funding is the amount of each category of funding we are free to use for any purpose.

(4)      Includes only credit acquired up to December 31, 2009 from financial institutions having net capital of less than R$7 billion.

Asset Composition Requirements

Pursuant to Resolutions No. 2,283, dated June 5, 1996, 2,669, dated November 25, 1999, as amended, permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred charges) of Brazilian financial institutions may not exceed 50.0% of the sum of their referenced shareholders’ equity, calculated in accordance with the criteria established by the Central Bank.

According to Resolution No. 2,844, dated June 29, 2001, as amended, Brazilian financial institutions may not have more than 25.0% of their referenced shareholders’ equity allocated to credit transactions (including guarantees) extended to the same customer (including its parent, affiliates and subsidiaries) or in securities of any one issuer, and may not act as underwriter (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their referenced shareholders’ equity.

Pursuant to Resolution No. 3,339, dated January 26, 2006, repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution’s shareholders’ equity, as adjusted in accordance with Central Bank regulations.  A financial institution may hold repurchase transactions only in an amount up to thirty times its adjusted shareholders’ equity.  Within that limit, repurchase transactions involving private securities may not exceed twice the amount of adjusted shareholders’ equity.  Limits on repurchase transactions involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

The Central Bank has issued regulations (Circular No. 3,086, dated February 15, 2002, as amended) for the classification and valuation of securities and derivative financial instruments — including government securities — owned by financial institutions, based on the investment strategy of the financial institution.  Under these regulations, securities and derivatives are to be classified into three categories — trading, available for sale and held to maturity.  “Trading” and “available for sale” securities are to be marked-to-market with effects in income and shareholders’ equity, respectively.  Securities classified as “held to maturity” are recorded at cost.  Derivatives are marked-to-market and recorded as assets and liabilities in the balance sheet.  Changes in the market value of the derivatives are generally recognized in income with certain modifications, if these are designated as hedges and qualify for hedge accounting under the regulations issued by the Central Bank.  Securities and derivatives in the “held to maturity” portfolio may be hedged for accounting purposes, but their increase or decrease in value derived from the marked-to-market accounting method should not be taken into account.

Foreign Currency Loans

The Regulation of Exchange Market and International Capitals (Regulamento do Mercado de Câmbio e Capitais Internacionais – the “RMCCI”) of the Central Bank contains a complete set of rules involving the exchange market, Brazilian capital abroad and foreign capital in Brazil.

Individuals or legal entities domiciled in Brazil are allowed to enter into credit transactions with creditors domiciled abroad, without the need to obtain a prior approval from the Central Bank in connection with the inflow of funds into Brazil, pursuant to Resolution No. 3,844, dated March 23, 2010.  Financial institutions and leasing companies are allowed to raise funds abroad and freely apply such funds in the local market.  Lending such funds to other financial institutions, individuals or non-financial entities is also permitted.  These onlendings take the form of loans denominated in Brazilian currency but indexed to the U.S. dollar, and their terms must mirror the terms of the original transaction.  The interest rate charged must also conform to international market practices and, in addition to the original cost of the transaction, the financial institution may charge only an on-lending commission.

Notwithstanding the exemption from prior approval, the inflow of funds into Brazil related to (1) issuance of securities abroad, (2) foreign loans, (3) loans related to export transactions (securitization of export transactions), and (4) pre-payments of export transactions with a maturity term of more than 360 days, is subject to prior electronic declaratory registration through the Module RDE-ROF of SISBACEN.

The registration in such Module RDE-ROF shall be effected by the borrower or by its representative by providing the Central Bank with the relevant information regarding (1) the parties of the transaction, (2) the financial conditions and the term for effecting the payment of principal, interest and other encumbrances, (3) the confirmation letter of the creditor, confirming the conditions of the transaction, and (4) any other information requested by the Central Bank through the SISBACEN.

As a general rule, registrations are automatically granted by the issuance of the RDE-ROF number of the transaction.  Exceptions to this general rule are applicable when the costs of the transaction are not compatible with prevailing market conditions and practice and the structure of the transaction does not fit within the existing standards of the electronic system.  So long as the Central Bank does not object to the registration within five business days, then the registration is complete.  Without such initial registration, interested parties are neither able to receive funds in Brazil nor to remit the funds outside of Brazil.  After the inflow of the funds, the borrower shall register the payment schedule in the Module RDE-ROF, which is necessary for remittances abroad of principal, interest and charges, and for the shipment of goods.

Financial institutions that fail to provide required information to the Central Bank with respect to foreign exchange transactions or that provide incomplete or inaccurate information are subject to penalties.

On March 4, 2009, the CMN enacted Resolution No. 3,689, which authorizes the Central Bank to lend U.S. dollars to Brazilian banks in order for the banks to pay foreign debts incurred by their branches abroad.

Pursuant to Circular No. 3,474 enacted on November 13, 2009, the financial derivatives (such as options, term agreements, future contracts or swaps) related to the cost of an on-lending transaction executed between Brazilian residents and non-residents of Brazil  shall be registered with the financial settlement system duly authorized by the Central Bank or the CVM.

Foreign Currency Position

Transactions involving the sale and purchase of foreign currency in Brazil may be conducted only by institutions duly authorized by the Central Bank to operate in the foreign exchange market.  The Central Bank currently does not impose limits on foreign exchange short positions (i.e., where the aggregate amount of the purchases of foreign currency is less than the amount of the sales) of institutions authorized to operate in foreign exchange markets.  Banks may hold long positions (i.e., when the aggregate amount of purchases of foreign currency is greater than the amount of sales) in the foreign exchange market up to a certain proportion of the amount of their adjusted net worth.  In accordance with Circular No. 3,401, dated August 15, 2008, other institutions within the national financial system are not allowed to have long positions in foreign currency, although there are no limits with respect to foreign exchange short positions.

The Central Bank imposes a limit on the net exposure of Brazilian financial institutions and their affiliates to assets and debt subject to foreign currency and gold fluctuation.  The limit is currently equivalent to 30.0% of the institution’s adjusted shareholders’ equity, pursuant to Resolution No. 3,488, dated August 29, 2007.

Penalties for non-compliance with foreign currency position limits range from compulsory sale of foreign currency to revocation of authorization to operate in the foreign exchange market.

Treatment of Overdue Debts

Pursuant to Resolution No. 2,682, dated December 21, 1999, as amended, the Central Bank requires financial institutions to classify credit transactions in accordance with their level of credit risk—as one of AA, A, B, C, D, E, F, G or H—and make provisions according to the level attributed to each transaction.  Such credit classifications shall be determined in accordance with criteria set forth from time to time by the Central Bank relating to: (1) the condition of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, administration and quality of controls, delay in payments, contingencies and credit limits; and (2) the terms of the transaction, such as its nature and purpose, type of collateral and, in particular, its level of liquidity and the total amount of the credit.  Where there are several credit transactions involving the same customer, economic group or group of companies, the credit risk must be determined by analyzing the particular credit transaction of such customer or group which represents the greatest credit risk to the financial institution.

Credit transactions of up to R$50,000 may be classified either by the financial institution’s own evaluation method or according to the number of days such transaction is past due, whichever is the more stringent.

Credit classifications are required to be reviewed:

•	monthly, in the event of a delay in the payment of any installment of principal or interest, in accordance with the following maximum risk classifications:

(1)	1 to 14 days overdue: risk level A;

(2)	15 to 30 days overdue: risk level B;

(3)	31 to 60 days overdue: risk level C;

(4)	61 to 90 days overdue: risk level D;

(5)	91 to 120 days overdue: risk level E;

(6)	121 to 150 days overdue: risk level F;

(7)	151 to 180 days overdue: risk level G; and

(8)	more than 180 days overdue: risk level H;

•
every six months, in the case of transactions involving the same customer, economic group or group of companies, the amount of which exceeds 5.0% of the adjusted net worth of the financial institution in question; and

•
once every twelve months, in all circumstances, except in the case of credit transactions with a customer whose total liability is lower than R$50,000, the classification of which may be reviewed as provided in above.  Such R$50,000 limit may be amended by the Central Bank from time to time and applies only to transactions entered into on or before February 29, 2000.

Failure to comply with the requirements established by the Central Bank will result in the reclassification of any transaction to risk level H.

Credit loss provisions must be made monthly by each financial institution in accordance with the following:

•	0.5% of the total amount of credit transactions classified as level A;

•	1.0% of the total amount of credit transactions classified as level B;

•	3.0% of the total amount of credit transactions classified as level C;

•	10.0% of the total amount of credit transactions classified as level D;

•	30.0% of the total amount of credit transactions classified as level E;

•	50.0% of the total amount of credit transactions classified as level F;

•	70.0% of the total amount of credit transactions classified as level G; and

•	100.0% of the total amount of credit transactions classified as level H.

The allowances for credit losses reflected in our IFRS financial statements are not based on the above criteria but rather on the criteria described under “Operating and Financial Review and Prospects — Critical Accounting Policies — Allowance for credit losses”.  Such allowances are greater in the reported periods than the allowances required under Central Bank rules.

Transactions with Affiliates

Law No. 7,492 of June 16, 1986, which defines crimes against the Brazilian financial system, defines as a crime the extension of credit by a financial institution to any of its directors or officers and certain of such individuals’ family members and any entity controlled directly or indirectly by such financial institution or which is subject to common control with such financial institution (except loans to leasing subsidiaries).  Violations of Law No. 7,492 are punishable by two to six years’ imprisonment and a fine.  On June 30, 1993, the Central Bank issued Resolution No. 1,996, which requires any such transaction to be reported to the Public Ministry’s office.

Facilitation of Financial Sector Consolidation

The Brazilian government established a set of rules with the purpose of facilitating corporate reorganizations among financial institutions.  These rules assure the liquidity and solvency of the National Financial System and protect depositors’ and investors’ interests.  The main measures include: (1) granting the Central Bank power to determine mandatory capitalization and to regulate the transfer of control and/or corporate restructuring of financial institutions; (2) the establishment by the Central Bank of a special credit facility, known as the Programa de Estímulo à Reestruturação e ao Fortalecimento do Sistema Financeiro Nacional (the Program for the Improvement and Enhancement of the National Financial System, or the “PROER”), for the specific purpose of financing financial institutions which acquire control or assets and obligations of other financial institutions or whose control is transferred to third parties; and (3) the creation of certain tax benefits for financial institutions that are financed by the PROER.

The PROER was created to protect savings and investments in Brazil.  The PROER allowed the Central Bank to intervene to protect against failures of financial institutions facing liquidity crises.  The creation of the PROER streamlined the process by which the government could acquire control of a failing financial institution and granted the Central Bank authority to determine an appropriate course of action to prevent failure of any such financial institution, whether through a capital increase, merger, spin-off or otherwise.  Non-compliance by a financial institution with any such determinations by the Central Bank could make such financial institution subject to the Temporary Special Administration Regime (Regime de Administração Temporária), as described below.  The intention in establishing the PROER was to strengthen prudent supervision of financial institutions by means of verification of liquidity and asset quality.  These measures were similar to current measures being implemented in the United States and Europe in response to the current global financial crisis.

Deposit Insurance

On November 16, 1995, the Central Bank created the FGC, the purpose of which is to guarantee the payment of funds deposited with financial institutions in case of intervention or liquidation.  The FGC is funded by contributions made by the financial institutions in the amount of up to 0.0125%, as determined by the board of directors of the FGC, of the total amounts of: (1) demand deposits, (2) deposits in investment accounts, (3) savings deposits, (4) time deposits, (5) bills of exchange (letras de câmbio), (6) real estate bills (letras imobiliárias), (7) mortgage bills (letras hipotecárias) and real estate financing credits (letras de crédito imobiliário), for which the financial institutions were liable during the month preceding the calculation date.  Delay in performing such contributions is subject to a penalty of 2.0% over the amount of the contribution.

The FGC is managed by a board of directors, the members of which are appointed by the National Confederation of Financial Institutions (Confederação Nacional de Instituições Financeiras) and by an executive commission, whose members are appointed by the board of directors and confirmed by the Central Bank.  The total amount of credit in the form of demand deposits, savings deposits, time deposits, bills of exchange, real estate bills and mortgage bills due to each customer by a financial institution (or by financial institutions of the same financial group) will be guaranteed by the FGC for up to a maximum of R$60,000 per customer.  When the assets of the FGC reach 2.0% of the total amounts they guarantee, the CMN may temporarily suspend or reduce the contribution of financial institutions to the FGC.  On March 26, 2009, the Central Bank enacted Resolution No. 3,692 authorizing financial institutions to raise funds by means of time deposits guaranteed by the FGC for a maximum of R$20 million provided that such deposits (1) have a minimum term of six months and a maximum term of sixty months, (2) not be callable before their term, and (3) be limited to (a) R$20 million per deposit of the same bank, and (b) twice the bank’s Tier I reference net worth calculated on December 31, 2008 or the sum of the balance of the bank’s time deposits with the balance of the bank’s liabilities in connection with bills of exchange on June 30, 2008, whichever is higher, limited to R$5 billion.

Internal Compliance Procedures

All financial institutions must have in place internal policies and procedures to control:

•	their financial, operational and management information systems; and

•	their compliance with all applicable regulations.

The board of executive officers of the relevant financial institution is responsible for implementing an effective structure of internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution.  The board of executive officers is also responsible for verifying compliance with all internal procedures.

The internal auditing department reports directly to the board of executive officers or management of the institution, as applicable.  The external auditors are responsible for issuing a report on the internal control system.

Rules about the Collection of Bank Fees

New rules seeking the standardization of the collection of bank fees and the cost of credit transactions for individuals were approved by CMN in December of 2007 (Resolutions No. 3,516, 3,517 and 3,518, dated December 6, 2007, as amended).  According to the new rules, effective as of April 30, 2008, bank services must be divided into the following four groups: (1) essential services; (2) specific (or differentiated) services; (3) priority services; and (4) special services.

Banks are not allowed to collect fees in exchange for the supply of essential services to individuals with regard to checking accounts, such as (1) supply of debit cards; (2) supply of ten checks per month to account holders who meet the requirements to use checks as per the applicable rules; (3) supply of a second debit card (except in cases of loss, theft, damage and other reasons not caused by the bank); (4) up to four withdrawals per month, which can be made at the branch of the bank, using checks, additional checks or at ATM terminals; (5) supply of up to two statements describing the transactions during the month to be obtained through ATM terminals; (6) inquiries over the internet; (7) up to two transfers of funds between accounts held by the same bank, per month at the branch, through ATM terminals and/or over the internet; (8) clearance of checks; and (9) supply of consolidated statement describing, on a month-by-month basis, the fees charged over the preceding year with regards to checking accounts and/or savings accounts.  Certain services rendered to individuals with regards to savings accounts also qualify as essential services and, therefore, are exempt from fees.

The regulation authorized financial institutions to collect fees for the performance of specific services, provided that the account holder or user is informed of the conditions for use and payment.  Some of the specific services are: (1) approval of signature; (2) management of investment funds; (3) rental of safe deposit boxes; (4) courier services; and (5) custody and brokerage services, among others.

Priority services are those rendered to individuals with regards to checking accounts, transfer of funds, credit transactions and records and are subject to fees by the financial institutions.  The Central Bank defines the standards for names and delivery channels, acronym identification and description of triggering events for such services.

The collection of fees in exchange for the supply of special services (including, among others, services related to rural credit, currency exchange market and on-lending of funds from the real estate financial system, for example) are governed by the specific provisions found in the laws and regulations relating to such services.

The regulation approved by CMN also prohibited the collection of fees when there are not enough funds in the account to cover such payment.  Furthermore, an increase in existing fees can take place only after 180 days as of the last change (while reductions can take place at anytime), must be disclosed at least thirty days in advance and apply only to services used after such date.  The institution of new fees is also subject to disclosure to customers at least thirty days in advance.

Brazilian Payment and Settlement System

The rules for the settlement of payments in Brazil are based on the guidelines adopted by the Bank of International Settlements, or “BIS”, and the Brazilian Payment and Settlement System began operating in April 2002.  The Central Bank and CVM have the power to regulate and supervise this system.  Pursuant to these rules, all clearinghouses are required to adopt procedures designed to reduce the possibility of systemic crises and to reduce the risks previously borne by the Central Bank.  The most important principles of the Brazilian Payment and Settlement System are:

•	the existence of two main payment and settlement systems: real time gross settlements, using the reserves deposited with the Central Bank; and deferred net settlements, through the clearinghouses;

•	the clearinghouses, with some exceptions, will be liable for the payment orders they accept; and

•
bankruptcy laws do not affect the payment orders made through the credits of clearinghouses nor the collateral granted to secure those orders.  However, clearinghouses have ordinary credits against any participant under bankruptcy laws.

Insolvency Laws Concerning Financial Institutions

Financial institutions are subject to the proceedings established by Law No. 6,024 of March 13, 1974 (which establishes the applicable provisions in the event of intervention or extra-judicial liquidation by the Central Bank) as well as to bankruptcy proceedings.

Intervention and extra-judicial liquidation occur when the Central Bank has determined that the financial institution is in bad financial condition or upon the occurrence of events that may impact the creditors’ situation.  Such measures are imposed by the Central Bank in order to avoid the bankruptcy of the entity.

Intervention

Pursuant to Law No. 6,024/74, the Central Bank has the power to appoint an intervener to intervene in the operations or to liquidate any financial institution other than public financial institutions controlled by the Brazilian federal government.  An intervention may be carried out at the discretion of the Central Bank if it can be determined that:

•	due to mismanagement, the financial institution has suffered losses leaving creditors at risk;

•	the financial institution has consistently violated Brazilian banking laws or regulations; or

•	intervention is a feasible alternative to the liquidation of the financial institution.

As of the date on which it is ordered, the intervention will automatically: (1) suspend the enforceability of the payable obligations; (2) prevent early termination or maturity of any previously contracted obligations; and (3) freeze deposits existing on the date on which the intervention is decreed.  The intervention will cease (1) if interested parties undertake to continue the economic activities of the financial institution, by presenting the necessary guarantees, as determined by the Central Bank; (2) when the situation of the entity is regularized as determined by the Central Bank; or (3) when extra-judicial liquidation or bankruptcy of the entity is ordered.

Intervention may also be ordered upon the request of a financial institution’s management.

Any such intervention period shall not exceed six months, which, by decision of the Central Bank, may be extended only once for up to six additional months.  The intervention proceeding will be terminated if the Central Bank establishes that the irregularities that have triggered an intervention have been eliminated.  Otherwise, the Central Bank may extra-judicially liquidate the financial institution or authorize the intervener to file for voluntary bankruptcy currently governed by Law No. 11,101 (as of February 9, 2005, the new Brazilian Bankruptcy and Restructuring Law or the “NBRL”), among other situations, if the assets of the financial institution subject to intervention are insufficient to satisfy at least 50% of the amount of its outstanding unsecured debts.

Extra-judicial Liquidation

Extra-judicial liquidation is an administrative proceeding decreed by the Central Bank (except that it is not applicable to financial institutions controlled by the Brazilian federal government) and conducted by a liquidator appointed by the Central Bank.  This extraordinary measure aims at terminating the activities of the affected financial institution, liquidating its assets and paying its liabilities, as in a judicially decreed bankruptcy.

The Central Bank will extra-judicially liquidate a financial institution if:

•
the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they become due, or upon the occurrence of an event that could indicate a state of insolvency under the rules of the NBRL;

•	management seriously violates Brazilian banking laws, regulations or rulings;

•	the institution suffers a loss which subjects its unprivileged and unsecured creditors to severe risk; and/or

•
upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within ninety days or, if initiated, the Central Bank determines that the pace of the liquidation may harm the institution’s creditors.

The decree of extra-judicial liquidation will: (1) suspend the actions or foreclose on rights and interests relating to the estate of the entity being liquidated, while no other actions or executions may be brought during the liquidation; (2) accelerate the obligations of the entity; and (3) interrupt the statute of limitations with regard to the obligations assumed by the institution.

Extra-judicial liquidation procedures may be terminated:

•	by discretionary decision of the Central Bank if the parties involved undertake the administration of the financial institution after having provided the necessary guarantees; or

•	when the final accounts of the receiver are delivered and approved and subsequently registered in the relevant public records; or

•	when converted into ordinary liquidation; or

•	when a financial institution is declared bankrupt.

A request for liquidation procedures can also be filed on reasonable grounds by the officers of the respective financial institution or by the receiver appointed by the Central Bank in the receivership procedure.

Temporary Special Administration Regime (Regime de Administração Especial Temporária or “RAET”)

In addition to the intervention procedures described above, the Central Bank may also establish RAET, under Law No. 9,447, dated March 14, 1997 combined with Law No. 6,024/74, which is a less severe form of Central Bank intervention in private and non-federal public financial institutions that allows institutions to continue to operate normally.  The RAET may be ordered in the case of an institution which:

•	continually enters into recurrent operations which are against economic or financial policies set forth in federal law;

•	faces a shortage of assets;

•	fails to comply with the compulsory reserves rules;

•	reveals the existence of hidden liabilities;

•	experiences the occurrence of situations that cause receivership pursuant to current legislation;

•	has reckless or fraudulent management; or

•	carries out activities which call for an intervention.

The main objective of a RAET is to assist the recovery of the financial condition of the institution under special administration and thereby avoid intervention and/or liquidation.  Therefore, a RAET does not affect the day-to-day business, operations, liabilities or rights of the financial institution, which continues to operate in ordinary course.

There is no minimum term for a RAET, which ceases upon the occurrence of any of the following events:  (1) acquisition by the Brazilian federal government of control of the financial institution, (2) corporate restructuring, merger, spin-off, amalgamation or transfer of the controlling interest of the financial institution, (3) decision by the Central Bank, or (4) declaration of extra-judicial liquidation of the financial institution.

Bankruptcy Law

On February 9, 2005, the Brazilian Congress enacted the NBRL, which regulates judicial reorganizations, out-of-court reorganizations and bankruptcy of individuals and corporations.  The NBRL is effective as of June 10, 2005 and applies to financial institutions only with respect to the matters not specifically regulated by the intervention and extra-judicial liquidation regimes described above.

Repayment of Creditors in a Liquidation or Bankruptcy

In the event of extra-judicial liquidation or bankruptcy of a financial institution, creditors are paid pursuant to their priorities and privileges.  Pre-petition claims are paid on a ratable basis in the following order:

•	labor credits capped at an amount equal to 150 times the minimum wages per employee, and claims relating to occupational accidents,

•	secured credits up to the encumbered asset value,

•	tax credits, except tax penalties,

•	credits with special privileges,

•	credits with general privileges,

•	unsecured credits,

•	contractual fines and pecuniary penalties for breach of administrative or criminal laws, including those of a tax nature, and

•	subordinated credits.

Super-priority and post-petition claims, as defined under the NBRL, are paid with preference over pre-petition claims.

In addition, two laws introduced in 1995 affect the priority of repayment of creditors of Brazilian banks in the event of their insolvency, bankruptcy or similar proceedings.  First, Law No. 9,069 confers immunity from attachment on compulsory deposits maintained by financial institutions with the Central Bank.  Such deposits may not be attached in actions by a bank’s general creditors for the repayment of debts.  Second, Law No. 9,450 requires that the assets of any insolvent bank funded by loans made by foreign banks under trade finance lines be used to repay amounts owing under such lines in preference to those amounts owing to the general creditors of such insolvent bank.

Cancellation of Banking License

The Banking Reform Law, together with specific regulations enacted by the CMN’s Resolution No. 1,065 enacted on December 5, 1985, provides that some penalties can be imposed upon financial institutions in certain situations.  Among them, a financial institution may be subject to the cancellation of its license to operate and/or to perform exchange transactions.  Such cancellations are applicable under certain circumstances established by the Central Bank as, for instance, in case of repeated violation of the Central Bank regulations by the management of the financial institution or negligence in pursuing adequate banking practices concerning its exchange activities.

In addition, the Central Bank may, pursuant to CMN’s Resolution No. 3,040 of November 28, 2002, cancel the financial institution’s authorization to operate if it determines that one or more of the following situations exist at any time: (1) operational inactivity, without acceptable justification, (2) the institution is not located at the address provided to the Central Bank, (3) failure to send to the Central Bank for over four months, without acceptable justification, the financial statements required by the regulations in effect, and (4) failure to observe the timeframe for commencement of activities.  The cancellation of a banking license may only occur after the appropriate administrative proceeding is carried out by the Central Bank.

Anti-Money Laundering Regulations and Banking Secrecy

Under Circular 3,461 enacted by the Central Bank on July 24, 2009, regulated by Circular No. 3,430 enacted on February 11, 2010, consolidating and improving the Brazilian anti-money laundering legislation, financial institutions must:

(1)           keep up-to-date records regarding their customers (including statements of purpose and nature of transactions and the verification of characterization of customers as politically-exposed individuals).  Circular No. 3,430 gives examples of who may be considered permanent and occasional customers for purposes of record requirements;

(2)           adoption of preventive policies and internal proceedings;

(3)           record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money, including specific registries of issuance or recharging of prepaid cards;

(4)           keep records of transactions or groups of turnover of funds carried out by individuals or entities belonging to the same group of companies in a total amount exceeds R$10,000 in a calendar month or reveal a pattern of activity that suggests a scheme to avoid identification;

(5)           review transactions or proposals the features of which may indicate criminal intentions;

(6)           keep records of every transfer of funds related to, among others (a) deposits, wire transfers and checks, and (b) issuance of checks and order of payments, in amounts that exceed R$1,000; and

(7)           notify the relevant authority within time frames ranging from one business day from a proposed transaction to five business days from the end of the calendar month of any transaction that is considered suspect by the financial institution.

The financial institutions must inform the Central Bank (without notifying the customer) of any transactions of the type referred to under (3) and (4) above that exceed R$10,000.  Notwithstanding this threshold, the financial institutions must review transactions which characteristics may indicate the existence of a crime and inform the Central Bank within twenty-four hours of the proposed or executed transaction, in accordance with Law No. 9,613 of March 3, 1998.  The records referred to above must be kept for five to ten years, depending on the nature of the information, from the end of the relationship with the customer.

Failure to comply with any of the obligations indicated above may subject the financial institution and its officers and directors to penalties that range from fines (between 1% and 100% of the transaction amount or 200% over any profit generated) to the declaration of its officers and directors as ineligible to exercise any position at a financial institution and/or the cancellation of the financial institution’s operating license.

Government and auditors from the Brazilian Internal Revenue Service may also inspect an institution’s documents, books and financial registry in certain circumstances.

On March 3, 1998, the Brazilian government created the Conselho de Controle de Atividades Financeiras (the Council of Control of Financial Activities, or “COAF”), which operates under the Ministry of Finance.  The purpose of the COAF is to investigate, examine, identify and impose administrative penalties in respect of, any suspicious or unlawful activities related to money laundering in Brazil.  The COAF is composed of a President appointed by the Ministry of Finance and eight members of the council, one of whom is appointed by each of the following entities: (1) the Central Bank; (2) the CVM; (3) the Ministry of Foreign Affairs; (4) the SUSEP; (5) the Federal Revenue Service (the Secretaria da Receita Federal); (6) the Office of the Attorney-General of the National Treasury; (7) the Federal Police Department; and (8) the Federal Intelligence Agency.  The term of office of each of the president and the other members of the council is three years.

Brazilian financial institutions are also subject to strict bank confidentiality regulations and must maintain the secrecy of their banking operations and services provided to their customers.  The only circumstances in which information about customers, services or transactions of Brazilian financial institutions or credit card companies may be disclosed to third parties are the following: (1) the disclosure of information with the express consent of the interested parties; (2) the exchange of information between financial institutions for record purposes; (3) the supply to credit reference agencies of information based on data from the records of issuers of bank checks drawn on accounts without sufficient funds and defaulting debtors; and (4) as to the occurrence or suspicion that criminal or administrative illegal acts have been performed, in which case the financial institutions and the credit card companies may provide the competent authorities with information relating to such criminal acts when necessary for the investigation of such acts.  Complementary Law No. 105/ 01 also allows the Central Bank or the CVM to exchange information with foreign governmental authorities, provided that a specific treaty has previously been executed.

Politically Exposed Individuals

Pursuant to Circular No. 3,461, enacted by the Central Bank on July 24, 2009, financial institutions and other institutions authorized to operate by the Central Bank must take certain actions to establish business relationships with and to follow up on financial transaction of customers who are deemed to be politically exposed individuals.

For purposes of this regulation, politically exposed individuals are public agents and their immediate family members, spouses, life partners and stepchildren who occupy or have occupied a relevant public office or position over the past five years in Brazil or other countries, territories and foreign jurisdictions.

Circular No. 3,461 provides that the internal procedures developed and implemented by such financial institutions must be structured in such a way as to enable the identification of politically exposed individuals, as well as the origin of the funds involved in the transactions of such customers.  One option is to verify the compatibility between the customer’s transactions and the net worth stated in such customer’s file.

Independent Accountants

All financial institutions must be audited by independent auditors.  Financial institutions may engage only an independent auditor duly registered with the CVM and certified as a specialist in banking analysis by the Central Bank.  Financial institutions must replace the person, officer, manager, supervisor or any of its members responsible for their independent accounting firm work at least every five years.  Former accountants can be rehired only after three complete years have passed since their prior service.

In addition to audit reports, independent auditors must also:

•
review during the execution of audit procedures, to the extent deemed necessary, the financial institution’s internal risk management controls and procedures, including in relation to its electronic data processing system, and identify any potential failings; and

•	report on the financial institution’s non-compliance with any applicable regulation to the extent it is material to its financial statements or activities.

Independent auditors and the fiscal council, when established, must notify the Central Bank of the existence or evidence of error or fraud within three business days of the identification of such error or fraud, including:

•	non-compliance with rules and regulations that place the continuity of the audited entity at risk;

•	fraud of any amount perpetrated by the management of the institution;

•	material fraud perpetrated by the institution’s employees or third parties; and

•	material errors in the accounting records of the audited entity.

In March 2002, an amendment to Brazilian regulations gave the members of our board of directors who are appointed by our preferred shareholders or our common shareholders veto rights over the appointment or removal of our independent auditors.  For more information regarding appointment of members of our board of directors, see “Item 6. Directors, Senior Management and Employees—A. Management”.

Audit Committee

On May 27, 2004, the CMN enacted Resolution No. 3,198, which regulates the rendering of independent accountants’ services to financial institutions and other institutions authorized to operate in Brazil by the Central Bank, as well as to clearing houses and clearing and custody service provides.  Resolution No. 3,198, as amended, requires financial institutions and certain other entities holding regulatory capital equal to or greater than R$1.0 billion to create a corporate body designated as an “audit committee”, which must be composed of at least three individual members, with a maximum term of office of five years.  At least one of the members must have accounting and financial knowledge.  The institution’s fiscal council may perform the duties of the audit committee, provided it operates on a permanent basis, subject to the provisions of Resolution No. 3,198.

In addition, Brazilian legislation also permits the creation of a single committee for an entire group of companies.  In this case, the audit committee, as the case may be, should be responsible for any and all financial institutions and insurance companies belonging to the same group, provided that these financial institutions comply with the requirements mentioned above.  For more details about the Audit Committee see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Statutory Bodies.”

Auditing Requirements

We are required under Brazilian law to prepare our financial statements in accordance with Brazilian GAAP and other applicable regulations.  As a financial institution, we are required to have our financial statements audited every six months.  Quarterly financial information filed with the CVM is subject to review by its independent accountants.  In January 2003, the CVM approved regulations requiring audited entities to disclose information relating to an independent accounting firm’s non-auditing services whenever such services represent more than 5.0% of the fees the entity paid to the external accounting firm.

In addition, in accordance with CMN Resolution No. 3,786, dated September 24, 2009, as of December 31, 2010, our annual statutory consolidated financial statements must be prepared in accordance with IFRS, and accompanied by an independent audit report confirming that the financial statements have been so prepared.  Pursuant to CMN Resolution No. 3,853, dated April 30, 2010, as a listed financial institution, if we prepare interim consolidated financial statements in accordance with international standards, they must be prepared in accordance with IFRS.

Ombudsman Office

Pursuant to Resolution No. 3,849 enacted by the CMN on March 25, 2010 that replaced Resolution No. 3477 enacted by the CMN on July 26, 2007, financial institutions and other entities which are authorized to operate by the Central Bank must, as of September 30, 2007, have an ombudsman office to facilitate communication between the institutions and their customers, and in order to observe strictly consumer rights legislation and the enhancement and improvement of products, services and customer service.  The ombudsman office must be managed by an ombudsman officer (who may also be the ombudsman himself, provided that, in this case, such person may not be responsible for any other activity in the financial institution) and be proportional to the institution’s activities and the complexity of its products.  Institutions that are part of a financial group are allowed to establish one ombudsman office to service the whole group.

Financial institutions must report and maintain updated information on the officer in charge of the ombudsman office.  The officer in charge must prepare a report every six months (as of June 30 and December 31 of each year) and whenever a material event is identified pursuant to the instructions of the Central Bank.

Asset Management Regulation

Under Laws No. 10,198, dated February 14, 2001 and 10,303, dated October 31, 2001 and CVM Ruling No. 306, dated May 5, 1999, as amended, asset management is regulated by the CMN, the Central Bank and the CVM and also self-regulated by ANBIMA.

Investment funds are subject to the regulation and supervision of the CMN and the CVM and, in certain specific matters, the Central Bank.  Investment funds may be managed by multiple service banks, commercial banks, savings banks, investment banks, credit, finance and investment companies and brokerage and dealer companies within certain operational limits.  CMN regulations provide that institutions must segregate their asset management activities from their other activities.

Investment funds may invest in any type of financial instrument available in the financial and capital markets, including for example, fixed income instruments, stocks, debentures and derivative products, provided that, in addition to the denomination of the fund, a reference to the relevant type of fund is included, in accordance with the classification table of Instruction No. 409, enacted by the CVM on August 18, 2004, as amended (and, in relation to structured investment funds, in accordance with specific regulation enacted by CVM for each type of structured investment fund).

Investment funds may not:

•
have more than 10.0% of their net worth invested in securities of a single issuer that is not a financial institution, its controlling shareholders, subsidiaries and affiliates or of a federal, state, municipality or other investment fund; and

•	have more than 20.0% of their net worth invested in securities issued by a financial institution (including the fund manager), its controlling shareholders, subsidiaries and affiliates.

The Central Bank enacted Circular No. 3,086 on February 15, 2002, establishing criteria for the registration and accounting evaluation of securities and financial instruments and derivatives that form financial investment funds, application funds in quotas of investment funds, individual programmed retirement funds and offshore investment funds.  Pursuant to such Circular, the Central Bank ordered fund managers to mark their fixed-income securities to market; hence, the fund’s portfolio assets must be accounted for at their fair market value, instead of their expected yield to maturity.  As a result of this mark-to-market mechanism, the fund quotas reflect the fund’s net asset value.

The asset management industry is also self-regulated by ANBIMA, which enacts additional rules and policies from time to time, especially with respect to the marketing and advertising of investment funds.

Broker-Dealer Regulation

Broker and dealer firms are part of the national financial system and are subject to CMN, Central Bank and CVM regulation and supervision.  Brokerage firms must be chartered by the Central Bank and are the only institutions in Brazil authorized to trade on Brazil’s stock, mercantile and futures exchanges.  Both brokers and dealers may act as underwriters in the public placement of securities and engage in the brokerage of foreign currency in any exchange market.

Broker and dealer firms may not:

•	execute operations that may be qualified as the granting of loans to their customers, including the assignment of rights with limited exceptions;

•	collect commissions from their customers related to transactions of securities during the primary distribution;

•	acquire real estate which is not for their own use; or

•
obtain loans from financial institutions, except for (1) loans for the acquisition of goods for use in connection with the firm’s corporate purpose or (2) loans the amount of which does not exceed two times the relevant firm’s net worth.

Foreign Investment in Brazil

Foreign Direct Investment

Foreign direct investment in Brazil is regulated by Law No. 4,131 and Law No. 4,390 enacted on September 3, 1962 and August 29, 1964, respectively.  According to Law No. 4,131, foreign capital is considered to be “any goods, machinery and equipment that enter Brazil, with no initial disbursement of foreign currency, for the production of goods and services, as well as any funds brought into the country for investment in economic activities, provided that in both cases they belong to individuals or legal entities resident, domiciled or headquartered abroad”.

Foreign capital must be registered with the Central Bank through the Electronic Registration System —Foreign Direct Investment (the Registro Declaratório Eletrônico — Investimento Externo Direto) within thirty days of the flow of funds into Brazil in accordance with Law No. 4,131.  The registration of foreign capital is required for the remittance of profits abroad, the repatriation of capital and the registration of reinvestments.  Investments will always be registered in the foreign currency in which they are actually made, or in Brazilian currency, if the funds are derived from a non-resident account properly kept in Brazil.

On December 28, 2006, Law No. 11,371 amended Law No. 4,131 and established that the foreign capital invested in Brazilian companies not yet duly registered with the Central Bank within such thirty day period and not subject to other types of registration must be registered therewith.  For the purposes of such registration the amount of foreign capital in reais to be registered must be evidenced in the accounting records of the relevant Brazilian company.  Foreign capital invested and not already registered must be registered prior to the last business day of the subsequent calendar year during which the company becomes obligated to register the capital.

Other than such registration, foreign investment is not subject to government approvals or authorizations, and there are no requirements regarding minimum investment or local participation in capital (except in very limited cases such as in financial institutions, insurance companies and other entities subject to specific regulations).  Foreign participation, however, is limited (i.e., subject to approvals) or forbidden in several sectors.  A Presidential Decree enacted in November 1997 allows up to 100% foreign participation in the capital stock of Santander Brasil.

Foreign investments in currency must be officially channeled through financial institutions duly authorized to deal in foreign exchange.  Foreign currency must be converted into Brazilian currency and vice versa through the execution of an exchange contract.  Foreign investments may also be made through the contribution of assets and equipment intended for the local production of goods and services.

Capital Markets Investment

Investors residing outside Brazil, including institutional investors, are authorized to purchase securities in Brazil on the Brazilian stock exchange, provided that they comply with the registration requirements set forth in Resolution No. 2,689, issued on January 26, 2000, of the CMN, and CVM Instruction No. 325, issued on January 27, 2000.

With certain limited exceptions, Resolution No. 2,689 allows investors to carry out any type of transaction in the Brazilian capital markets involving a security traded on a stock, future or organized over-the-counter market, but investors may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions.  Investments and remittances outside Brazil of gains, dividends, profits or other payments under our preferred shares are made through the commercial rate exchange market.

In order to become a Resolution No. 2,689 investor, an investor residing outside Brazil must:

•
appoint at least one representative in Brazil that will be responsible for complying with registration and reporting requirements and reporting procedures with the Central Bank and the CVM.  If the representative is an individual or a non-financial company, the investor must also appoint an institution duly authorized by the Central Bank that will be jointly and severally liable for the representative’s obligations;

•	complete the appropriate foreign investor registration form;

•	register as a foreign investor with the CVM;

•	register the foreign investment with the Central Bank;

•	appoint a tax representative in Brazil; and

•	obtain a taxpayer identification number from the Brazilian federal tax authorities.

PIS and COFINS Tax Rates

Since September 2003, the PIS and COFINS tax rates have been imposed on our revenues, net of certain expenses, at a combined rate of 4.65%.  The COFINS and the PIS rates for certain non-financial companies is 7.6% and 1.65%, respectively, resulting in a combined rate of 9.25%, although certain deductions for expenses are authorized (non-cumulative PIS and COFINS regime).  These rates affect us less directly, as only certain of our consumer finance subsidiaries are considered to be non-financial institutions for the purposes of COFINS and PIS.  The PIS and COFINS rates on the revenues resulting from financial revenues received by legal entities, which are subject to the non-cumulative PIS and COFINS regime, are currently zero.  This rate, however, is not applicable to revenues derived from interest over capital.

PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses) and therefore, under IFRS are recorded as income taxes.

Tax on Financial Transactions (IOF)

CPMF, a provisory contribution levied on certain financial transactions, such as customer’s account operations, has not been in force in Brazil since December 31, 2007.  In order to replace losses resulting from the elimination of the CPMF, the President enacted in 2008 several Decrees (Decree No. 6,339/08, Decree No. 6,345/08, Decree No. 6,391, Decree No. 6,453, Decree No. 6,566, Decree No. 6,613/08, Decree No. 6,691/08, Decree No. 6,983/09 and Decree 7,011/09) amending Decree No. 6,306/07 and modifying the rates for the IOF, which is levied on credit, currency exchange, insurance and securities transactions.  The purpose of these Decrees enacted in 2008 was to increase IOF rates and impose an additional rate for credit, currency exchange and insurance transactions, with some exceptions.

Generally, the IOF is imposed on the following transactions and at the following rates:
Transaction(1)	Maximum Legal Rate	Present Rate(2)
Credit extended by financial institutions and non-financial entities	1.5% per day	Up to 0.0041% per day for loans contracted by legal entities or individuals, limited to 1.5%. An additional 0.38% rate is applicable.
Transactions relating to securities	1.5% per day
0.5% per day for certain investment funds
0% on transactions with equity securities
1.0% per day on transactions with fixed income securities and fixed income investment funds limited to certain percentages of the income raised from investment
1.5% on the assignment of securities to permit the issuance of Depositary Receipts abroad

Insurance transactions entered into by insurance companies	25.0%	2.38% for health insurance and life insurance 7.38% for other types of insurance
Foreign exchange transactions	25.0%
0.38% (general rule)
2.38% on credit card transactions
0% for inflow and outflow of funds related
to loans obtained from abroad
5.38% for remittances from abroad related
to loans that will remain in Brazil for a
period lower than or equal to ninety days
0% for interbank transactions
2.0% for Resolution No. 2,689 investors in the Brazilian financial and capital markets.  The outflow of funds related to Resolution No. 2,689 investments from Brazil is subject to a 0.0% rate.
0% for revenues related to the export of services transactions

________________
Note:

(1)	The transactions mentioned in the table are for illustration purposes and do not reflect an exhaustive list of transactions subject to the IOF.

(2)	There are some exemptions or specific cases in which the applicable rate is zero.

Foreign Investment and the Brazilian Constitution

The Brazilian constitution prohibits foreign financial institutions from establishing new branches or subsidiaries in Brazil except when duly authorized by the President of Brazil and by the Central Bank.  A foreign financial institution duly authorized to operate in Brazil through a branch or a subsidiary is subject to the same rules, regulations and requirements that are applicable to any Brazilian financial institution.

Foreign Investment in Brazilian Financial Institutions

The Brazilian constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization by the President of Brazil based on national interest or reciprocity.  A decree on November 13, 1997, issued in respect of Banco Meridional do Brasil S.A. (our legal predecessor) allows 100% foreign participation in our capital stock.  Foreign investors may acquire the shares issued by this offering as a result of this decree.  In addition, foreign investors may acquire publicly traded non-voting shares of Brazilian financial institutions negotiated on a stock exchange or depositary receipts offered abroad representing shares without specific authorization.

Regulation of Branches

The Central Bank requires authorization by the Central Bank for operations of branches or subsidiaries of Brazilian financial institutions, including compliance with the requirement that (1) the institution shall have been in operation for at least six years, (2) the institution’s paid-up capital and net worth shall meet the minimum levels established in Exhibit II to Resolution No. 2,099 of August 17, 1994, plus an amount corresponding to 300.0% of the minimum paid-up capital and net worth required by Central Bank regulations for commercial banks, and (3) the Brazilian financial institution shall present to the Central Bank a study on the economic and financial viability of the subsidiary, branch or investment.

In addition, the Central Bank will only grant such authorization if the Central Bank has access to information, data and documents relating to the operations and accounting records of the financial institution in which it has a direct or indirect holding abroad.  Delay in providing the Central Bank with the required information and documents subjects the relevant financial institution to fines.  Furthermore, the failure by a Brazilian bank to comply with the requirements of Resolution No. 2,723 would result in the deduction of a designated percentage of the assets of such branch or subsidiary from the net worth of such bank for the purpose of calculating such bank’s compliance with the capital adequacy requirements of the Central Bank, regardless of other penalties applied pursuant to the applicable regulation, including the cancellation of the authorization by the Central Bank.

The Central Bank’s prior authorization is also required in order to: (1) allocate new funds to branches or subsidiaries abroad; (2) subscribe capital increases, directly or indirectly, to subsidiaries abroad; (3) increase equity participation, directly or indirectly, in subsidiaries abroad; and/or (4) merge or spin off, directly or indirectly, subsidiaries abroad.  The requirements set out in items (1) to (4) are applicable only if such subsidiary is a financial institution or similar entity.

Leasing Regulations

The CMN, in its capacity as regulator and supervisor of the financial system, provides the details set forth in Law No. 6,099, and Resolution No. 2,309 of August 28, 1996, and supervises and controls the transactions entered into by leasing companies.  Furthermore, to the extent applicable, the laws and regulations issued by the Central Bank with respect to financial institutions in general, such as reporting requirements, capital adequacy and leverage, asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

Private Pension Plans

Open-fund private pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance.  The CMN, CVM and Central Bank may also issue regulations pertinent to private pension plans, particularly with respect to technical reserves.  Open-fund private pension entities must set aside reserves and provisions as collateral for their liabilities.  Regulations applicable to pension funds generally do not allow such funds to invest resources abroad.

Banking Consumer Defense Code

CMN Resolutions No. 3,694 and 3,695, both dated March 26, 2009, established procedures with respect to prevention of risks of financial transactions and services provided by financial institutions to customers and the public in general, aiming at improving the relationship between market participants by fostering additional transparency, discipline, competition and reliability on the part of financial institutions.  This regulation consolidates all the previous related rules.

The principal aspects of the above-mentioned rules are described below:

•
financial institutions must ensure that customers are fully aware of all contractual clauses, including responsibilities and penalties applicable to both parties, providing timely copies of contracts, receipts, extracts and other documents related to transactions and services rendered in order to enable customers to freely take their decisions;

•
financial institutions must adopt in all contracts and related documents clear wording, which is not misleading, adequate to the complexity and nature of the transaction or service rendered, in order to enable the understanding of the content and identification of terms, amounts, charges, penalties, dates, places and other conditions;

•
financial institutions are prohibited from refusing or hindering customers and users of their products and services access to conventional channels of assistance, including cashier services (personal counter assistance), even in cases of alternative electronic assistance;

•	financial institutions are prohibited from postponing withdrawals up to R$5,000. For higher amounts, financial institutions may postpone the transaction to the next business day; and

•	financial institutions are prohibited from making loans from deposit accounts without prior authorization from the customer.

In addition to the procedures described above, the Federal Supreme Court decided on June 7, 2006 that relationships between consumers and financial institutions must be regulated by Law No. 8,078, dated September 11, 1990 (the Brazilian Consumer Code), which grants consumers certain rights that facilitate their defense in court, such as the possibility of the reverse burden of proof, and defines limits for bank interest rates deemed abusive.  Financial institutions must fully comply with the measures set forth in the Brazilian Consumer Code.

Cayman Islands Banking Regulation

Banks and trust companies wishing to conduct business from within the Cayman Islands must be licensed by the Cayman Islands Monetary Authority under the Banks and Trust Companies Law (2009 Revision) (the “Banks and Trust Companies Law”), whether or not such business is actually to be conducted in the Cayman Islands.

Under the Banks and Trust Companies Law, there are two main categories of banking license: a category “A” license, which permits unrestricted domestic and off-shore banking business, and a category “B” license, which permits principally off-shore banking business.  As of December 31, 2009, there were approximately 17 banks holding category “A” licenses and approximately 249 banks holding category “B” licenses.  The holder of a category “B” license may have an office in the Cayman Islands and conduct business with other licensees and offshore companies but, except in limited circumstances, may not do banking business locally with the public or residents in the Cayman Islands.  We have an unrestricted category “B” license.

There are no specific ratio or liquidity requirements under the Banks and Trust Companies Law, but the Cayman Islands Monetary Authority will expect observance of prudent banking practices, and the Banks and Trust Companies Law imposes a minimum net worth requirement of an amount equal to CI$400,000 (or, in the case of licensees holding a restricted category “B” or a restricted trust license, CI$20,000).

Insurance Regulation

The Brazilian insurance system is governed by three regulatory agencies: the Brazilian Private Insurance Council (Conselho Nacional de Seguros Privados), or “CNSP”, the SUSEP and the Supplementary Health Insurance Agency (Agência Nacional de Saúde Suplementar), or “ANS”.  With governmental approval, an insurance company may offer all types of insurance with the exception of workers’ compensation insurance, which is provided exclusively by the National Institute of Medical Assistance and Social Welfare (Instituto Nacional de Seguridade Social), or “INSS”.  Insurance companies sell policies through qualified brokers.  In accordance with Brazilian insurance legislation, health insurance must be sold separately from other types of insurance by a specialized insurance company that is subject to the rules of the ANS, the agency responsible for private health insurance.

Insurance companies must set aside reserves to be invested in specific types of securities.  As a result, insurance companies are among the main investors in the Brazilian financial market and are subject to the rules of the CMN regarding the investment of technical reserves.

Insurance companies are exempt from ordinary bankruptcy procedures and instead are subject to a special procedure administered by the SUSEP, or by the ANS, the insurance sector regulators, except when the assets of the insurance company are not sufficient to guarantee at least half of the unsecured credits or procedures relating to acts that may be considered bankruptcy-related crimes.  Dissolutions may be either voluntary or compulsory.  The Minister of Finance is responsible for the institution of compulsory dissolutions of insurance companies under the SUSEP’s regulation and ANS is responsible for the dissolution of health insurance companies.

There is currently no restriction on foreign investments in insurance companies.

According to Brazilian law, insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the SUSEP rules.  For several years, reinsurance activities in Brazil were carried out on a monopoly basis by IRB — Brasil Resseguros S.A., or IRB.  On January 16, 2007, Complementary Law No. 126/07 came into force, providing for the opening of the Brazilian reinsurance market to other reinsurance companies.  This law specifically establishes new policies related to reinsurance, retrocession and its intermediation, coinsurance operations, hiring of insurance products abroad and insurance sector foreign currency operations.

The main changes introduced by Complementary Law No. 126/07 are summarized below.  Three types of reinsurers are established by such law:

•	Local reinsurer. Reinsurer with head office in Brazil, incorporated as a corporation (sociedade por ações) and having as exclusive purpose the performance of reinsurance and retrocession transactions;

•
Admitted reinsurer.  Nonresident reinsurer, registered with the SUSEP to carry out reinsurance and retrocession transactions, with a representative office in Brazil, which complies with the requirements of Complementary Law No. 126/07 and the applicable rules regarding reinsurance and reassignment of reinsurance activities; and

•
Eventual reinsurer.  Nonresident reinsurer, registered with the SUSEP to carry out reinsurance and retrocession transactions, without a representative office in Brazil, which complies with the requirements of Complementary Law No. 126/07 and the applicable rules regarding reinsurance and retrocession activities.

An eventual reinsurer must not be a resident in a country considered as a tax-haven jurisdiction, which does not tax income or tax it at a rate 20.0% below or which does not disclose information about shareholding structure.

Admitted or eventual reinsurers must comply with the following minimum requirements:

•
to be duly incorporated, according to the laws of their countries of origin, in order to underwrite local and international reinsurance in the fields that they intend to operate in Brazil and present evidence that they have carried out their operations in their respective countries of origin for at least five years;

•	to have economic and financial capacity not inferior to the minimum to be established by CNSP;

•	to have a rating issue by rating agencies recognized by the SUSEP equal to or higher than the minimum to be established by CNSP;

•	to have a duly appointed resident attorney-in-fact in Brazil with full administrative and judicial powers;

•	to comply with additional requirements to be established by CNSP and the SUSEP.

In addition to the requirements mentioned above, admitted reinsurer must keep a foreign currency account with the SUSEP and periodically submit to such regulatory agency their financial statements, pursuant to the rules to be enacted by CNSP.

The contracting of reinsurance and retrocession in Brazil or abroad shall occur either through direct negotiation between the involved parties or an authorized broker.  Foreign reinsurance brokers may be authorized to operate in Brazil, according to the law and additional requirements to be established by the SUSEP and CNSP.

Reinsurance operations relating to survival life insurance and private pension plans are exclusive of local reinsurers.  With due observance of the rules to be enacted by CNSP, insurance companies when transferring their risks in reinsurance will have to offer to local reinsurers the following percentage of said risks (right of first refusal):

•	60.0% until January 16, 2010; and

•	40.0% in the subsequent years.

The technical reserves funds of local reinsurers and the funds deposited in Brazil for purposes of guaranteeing admitted reinsurers’ local activities will be managed according to the rules of the CMN.  IRB continues to be authorized to carry out reinsurance and retrocession activities in Brazil as a local reinsurer.

C.    Organizational structure

Santander Group controls Santander Brasil through Grupo Empresarial Santander, S.L., Santander Insurance Holding, S.L. and Sterrebeeck B.V., which are controlled subsidiaries.  This gives Santander Spain control over 83.5% of our shares.

The Santander Group is the fourth largest banking group in the world by profits and eighth by stock market capitalization.  In 2009, its net ordinary profits were over EUR 8.9 billion, 1% more than the previous year, and it distributed more than EUR 4.9 billion in dividends to shareholders.  Banco Santander, S.A. is the parent company of the Group which was comprised at December 31, 2009 of 848 companies that consolidate by the global integration method.  In addition, there are 142 companies that are accounted for by the equity method.

The Santander Group’s geographical diversification is evenly balanced between developed and emerging markets.  Its presence is concentrated in 9 major markets: Spain, Portugal, Germany, the United Kingdom, Brazil, Mexico, Chile, Argentina and the United States, and in most of these markets it has attained high market shares in retail banking.  In 2009, we contributed to the Santander Group 20% of attributable profit, 8% of gross customer loans and 13% of customer funds under management.

The following table sets forth the name, country of incorporation or residence and proportion of ownership interest of our main subsidiaries:

Direct and Indirect subsidiaries by Banco Santander (Brasil) S.A.			Participation %
	Activity	Country of Residence	Direct	Indirect
Santander Seguros S.A.	Insurance and Pension Plans	Brazil	100.00%	100.00%
Santander S.A. Corretora de Câmbio e Títulos	Broker	Brazil	99.99%	100.00%
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Asset manager	Brazil	100.00%	100.00%
Banco BANDEPE S.A.	Bank	Brazil	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	78,57%	99,99%
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	Brazil	100.00%	100.00%
Santander Administradora de Consórcios Ltda.	Buying club	Brazil	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Buying club	Brazil	100.00%	100.00%
Real Microcrédito Assessoria Financeira S.A.	Microcredit	Brazil	100.00%	100.00%
Santander Advisory Services S.A.	Other Activities	Brazil	100.00%	100.00%
Companhia Real Distribuidora de Títulos e Valores Mobiliários	Dealer	Brazil	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	Brazil	99,99%	100.00%
Real Argentina S.A.	Other Activities	Argentina	98.99%	98.99%
Webmotors S.A.	Other Activities	Brazil	100.00%	100.00%
Agropecuária Tapirapé S.A.	Other Activities	Brazil	99.07%	99.07%
Real CHP S.A.	Holding	Brazil	92.78%	92.78%
Controlled by Santander Seguros S.A.
Santander Brasil Seguros S.A.	Insurance	Brazil	-	100,00%
Santander Capitalização S.A.	Savings and annuities	Brazil	-	100,00%
Controlled by Companhia Real Distribuidora de Títulos e Valores Mobiliários
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A.	Broker	Brazil	-	100,00%
Controlled by Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance Broker	Brazil	-	100,00%
Real Corretora de Seguros S.A.	Insurance Broker	Brazil	-	100,00%
Brazil Foreign Diversified Payment Rights Finance Company	Securitisation	Cayman Islands	-	(1)
_____________
(1)      Company over which effective control is exercised

D.    Property, plant and equipment

The following table sets forth selected information for our principal properties.

	At December 31, 2009
	Number	Leased/Owned
Branches	2,094	1,572 leased / 522 owned
Commercial sites (consumer finance)	72	72 leased
Administrative buildings	15	7 leased/ 8 owned

Our new headquarters are located in Torre São Paulo, located at Av. Presidente Juscelino Kubitschek, 2041 and 2235 – Bloco A, Vila Olimpia, São Paulo. We acquired this new building in August 2008 for R$1.1 billion.  It encompasses a total area of 55,613.43 square feet. In 2009, we budgeted R$540.0 million in capital expenditures for our properties, principally related to our move to our new headquarters.

In March 2010, we sold the building of the former headquarters of Banco Real, located at Avenida Paulista 1374, São Paulo, for a total amount of R$270.0 million. This transaction was consummated through a purchase agreement dated on March 4, 2010 with Fundo de Investimento Imobiliário Prime Portfólio corresponding to the sale of 60% of the building and a purchase agreement dated on March 5, 2010 with Top Center Empreendimentos e Participações Ltda. corresponding to the sale of 40% of the building.  We have financed 40% of the purchase price of the building.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.     Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements as of and for the years ended December 31, 2009, 2008 and 2007 and the related notes there to, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report.  The preparation of the financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties.  Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors”, and other factors discussed elsewhere in this annual report.  Our financial statements as of and for the years ended December 31, 2009, 2008 and 2007, together with the report of our independent registered public accounting firm have been prepared in accordance with IFRS, see “Item 18 Financial Statements”.  Our results of operations for periods ended December 31, 2008 and thereafter are not comparable to the respective periods prior to that date because of the consolidation of Banco Real as from August 30, 2008.  See “Unaudited Pro Forma Consolidated Financial Information—Notes to the unaudited pro forma consolidated financial information—2. The Acquisition of Banco Real”.

Overview

We are a leading full-service bank in Brazil, which we believe to be one of the most attractive markets in the world given its growth potential and low penetration rate of banking products and services.  We are the third largest private bank in Brazil, according to the Central Bank, with a 9.3% market share in terms of assets, as of December 31, 2009 and the largest bank controlled by a major global financial group.  Our operations are located across the country and strategically concentrated in the South and Southeast, an area that accounted for approximately 73.0% of Brazil’s GDP in 2007, and where we have one of the largest branch networks of any Brazilian bank.  For the year ended December 31, 2009, we generated  net profit  of R$5.5 billion, and at that date we had total assets of R$315.9 billion and total equity of R$69.3 billion.  Our Basel capital adequacy ratio (excluding goodwill) was 25.6%.

We operate our business along three segments: Commercial Banking, Global Wholesale Banking and Asset Management and Insurance.  Through our Commercial Banking segment, we offer traditional banking services, including checking and saving accounts, home and automobile financing, unsecured consumer financing, checking account overdraft loans, credit cards and payroll loans to mid- and high-income individuals and corporations (other than to our GB&M clients).  Our Global Wholesale Banking segment provides sophisticated and structured financial services and solutions to a group of approximately 700  large local and multinational conglomerates, offering such products as global transaction banking, syndicated lending, corporate finance, equity and treasury.  Through our Asset Management and Insurance segment we manage fixed income, money market, equity and multi-market funds and offer insurance products complementary to our core banking business to our retail and small- and medium-sized corporate customers.

Effects of the Global Financial Markets Crisis on our Financial Condition and Results of Operations

The global financial markets crisis has significantly affected the world economy since the second half of 2008.  It has led to recessions and increasing unemployment in the world’s leading economies, a reduction in investments on a global scale, a decrease in raw material prices and a sharp decline in credit availability and liquidity, as well as a general closure of the capital markets worldwide.  In Brazil, however, the effects of the global financial markets crisis have been relatively moderate compared to those in the United States and Europe, and the Brazilian economy has experienced a rapid and strong recovery.  After experiencing a 3.5% decrease in GDP in the last quarter of 2008 and a 0.9% decrease in GDP in the first quarter of 2009, GDP growth resumed in the second quarter of 2009, driven mostly by the strong domestic demand.  The second, third and fourth quarters of 2009 had GDP increases of 1.4%, 1.7% and 2.0%, respectively. While some export-oriented companies in the raw material and certain other industries have suffered revenue decreases due to decreased demand in the international markets in 2009, relatively strong domestic demand helped to reduce the impact of the global crisis on the Brazilian economy.  Positive developments in the labor market and associated increases in the minimum wage, were the main drivers for the strong internal demand.

Brazilian banks are funded almost entirely by domestic deposits, which have increased during the financial crisis as funds were moved from asset management vehicles into bank deposits, which are perceived to be safer.  Also, the Central Bank diminished reserve requirements and public banks increased their supply of credit.  As a result, the global liquidity crisis had relatively little impact in Brazil.  In addition, the credit default swap market in Brazil is still in its incipient stages and Brazilian banks may only acquire overseas credit default swaps through their non Brazilian branches.

To date, the principal effects of the crisis on our business have been the following:

•
Increased provisioning for loan losses due to expectations of increased rates of default, particularly from our small- and medium-sized corporate borrowers since the fourth quarter of 2008 through the third quarter of 2009;

•	An increase in the cost of domestic funding resulting mainly from the unavailability of external funding; and

•	A decrease in the rate of growth of credit volumes, particularly among individual borrowers in 2008 and corporate clients in 2009.

The global financial crisis has not had a material impact on our liquidity and capital resources due to the relatively stable economic environment in Brazil, our relatively low dependence on funding from the international markets, the compulsory deposit requirements of the Central Bank and a liquidity cushion we built up in response to the global financial crisis.  We gauge liquidity needs on a recurring basis based on our business plans and we pursue funding actions based on anticipated funding needs.  At December 31, 2008 and December 31, 2009, our Basel capital adequacy ratio as measured by the Central Bank criteria was 14.7% and 25.6%, respectively.  Our securities portfolio consists mainly of Brazilian government fixed income securities, and therefore we did not have a high level of exposure to the downturn in the worldwide equity markets in 2008 and the first quarter of 2009.

Acquisition of Banco Real

On August 29, 2008, as further described in notes 3 and 26 to our audited consolidated financial statements, Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. became our wholly-owned subsidiaries pursuant to a share exchange transaction (incorporação de ações) approved by the shareholders of Santander Brasil, Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois  Participações S.A., roughly doubling our size in terms of total assets.  Principally as a result of this transaction, the number of our active current account holders increased from approximately 3.5 million to approximately 7.7 million from June 30, 2008 to December 31, 2008, and in the same period, our distribution network increased from 1,546 branches and service site units to 3,603 branches and service site units.  As of December 31, 2007, Banco Real had total assets of R$112.8 billion and total equity of R$13.2 billion.  With the integration of Banco Real and organic growth, we increased our loans and receivables from R$55.0 billion as of December 31, 2007 to R$162.7 billion as of December 31, 2008, and our total deposits increased from R$74.1 billion as of December 31, 2007 to R$182.3 billion as of December 31, 2008.  For further details see “Item 4. Information on the Company—A History and development of the company—Important Events” and notes 3 and 26 to our consolidated financial statements as of December 31, 2009.

As a consequence of this acquisition, one of the key factors to be considered when analyzing our financial condition and results of operations as of and for the years ended December 31, 2008 and 2007 and the year ended December 31, 2009 and 2008 is the consolidation of the entities of Banco Real in our financial statements since August 30, 2008.  As a result, our results of operations for 2008 are not comparable to those of 2007 and our results of operations for 2009 are not comparable to 2008.  In order to analyze the organic developments in our business obscured by the effect of the Banco Real acquisition, management uses and we present in this annual report pro forma information for the year ended December 31, 2008 as if we had consolidated Banco Real as from January 1, 2008.  For a complete presentation of this pro forma information, see “Unaudited Pro Forma Consolidated Financial Information”.

In addition, to provide meaningful disclosure with respect to our results of operations for the year ended December 31, 2008, management uses and we present, in addition to our audited results of operations for that period, certain full year 2008 financial information excluding the results of Banco Real.  Banco Real was our wholly-owned subsidiary during the last four months of 2008 and this presentation is intended only to subtract from our reported results for 2008 the amounts contributed by Banco Real.  This information does not purport to represent what our results of operations would have been had we not acquired Banco Real.  We have not adjusted our reported results for any expenses incurred in 2008 in connection with the acquisition of Banco Real or for any revenue synergies.  Management believes that any such additional expense or revenue was not material.  The following table shows our results of operations for the year ended December 31, 2008, the amounts contributed by Banco Real in that period, and our reported results less amounts contributed by Banco Real.

	For the year ended December 31, 2008
	As reported less Banco Real	Banco Real	As reported
	(in millions of R$)
Interest and similar income	14,694	9,074	23,768
Interest expense and similar charges	(8.023)	(4,307)	(12,330)
Net interest income	6,671	4,767	11,438
Income from equity instruments	35	2	37
Share of results of entities accounted for using the equity method	6	106	112
Fee and commission income	3,801	1,008	4,809
Fee and commission expense	(334)	(221)	(555)
Gains/losses on financial assets and liabilities (net)	333	(1,620)	(1,286)
Exchange differences (net)	300	1,176	1,476
Other operating income (expenses)	(92)	32	(60)
Total income	10,720	5,251	15,971
Administrative expenses	(4,656)	(2,529)	(7,185)
Depreciation and amortization	(656)	(190)	(846)
Provisions (net)	(1,113)	(117)	(1,230)
Impairment losses on financial assets (net)	(2,864)	(1,236)	(4,100)
Impairment losses on other assets (net)	(4)	(73)	(77)
Gains/losses on disposal of assets not classified as non-current assets held for sale	6	1	7

Gains/losses on disposal of non-current assets held for sale	25	(16)	9
Profit before tax	1,458	1,091	2,549
Income tax	(217)	47	(170)
Net income	1,241	1,138	2,379

We are seeking to generate cumulative cost synergies from the acquisition and integration of Banco Real of approximately R$2.4 billion by December 31, 2011 as a result of applying best practices across the two banks, integrating the information technology platforms, streamlining banking operations and workforce, integrating outsourcing operations and centralizing management functions.  In addition, we are targeting cumulative revenue synergies of approximately R$300 million by December 31, 2011 as a result of cross-selling opportunities arising from the integration of Banco Real and Santander Brasil and the implementation of best practices in customer care for each bank’s historical customer base.  Our ability to achieve these synergy targets is subject to a number of risks and we may not realize these synergies in the time frames or to the extent expected, if at all.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Santander Brasil and the Brazilian Financial Services Industry—We may fail to recognize the contemplated benefits of the acquisition of Banco Real” and “—Other Factors Affecting Financial Condition and Results of Operations—Goodwill of Banco Real”.

Other Factors Affecting Financial Condition and Results of Operations

As a Brazilian bank, we are strongly affected by the general economic environment in Brazil.  The following table presents key data of the Brazilian economy for the periods indicated.

	Year ended December 31,
	2009		2008		2007
GDP growth(1)		(0.20)%		5.1%		5.4%
CDI rate(2)		9.88%		12.28%		11.91%
TJLP(3)		6.00%		6.25%		6.37%
SELIC rate(4)		8.75%		13.75%		11.25%
Increase (decrease) in real value against the U.S. dollar		34.20%		(24.2%)		17.2%
Selling exchange rate (at period end) R$per U.S.$1.00	$R	1.741	$R	2.337	$R	1.771
Average exchange rate R$per U.S.$1.00(5)	$R	2.00	$R	1.838	$R	1.786
Inflation (IGP-M)(6)		(1.70)%		9.8%		7.7%
Inflation (IPCA)(7)		4.30%		5.9%		4.5%

_____________
Sources: BNDES, Central Bank, FGV, IBGE and LCA Consultores.

(1)	Revised series. Source: IBGE.

(2)	The Interbank Deposit Certificate (Certificado de Depósito Interbancário, or “CDI” rate) is the average daily interbank deposit rate in Brazil (at the end of each month and annually).

(3)	Represents the interest rate applied by the BNDES for long-term financing (at the end of the period).

(4)
The benchmark interest rate payable to holders of some securities issued by the Brazilian government and traded on the Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia).

(5)	Average of the selling exchange rate for the last day of each month during the period.

(6)	The inflation rate is the general index of market prices (Índice Geral de Preços-Mercado, or “IGP-M”), as calculated by FGV.

(7)	The inflation rate is the consumer price index (Índice de Preços ao Consumidor – Amplo, or “IPCA”), as calculated by the IBGE.

Interest Rates

Since the implementation of an inflation target framework in 1999, the Central Bank has broadly reduced price volatility and inflation.  The SELIC was lowered from 45.00% per annum in 1999 to 13.75% in September 2008, shortly before the recent worldwide financial crisis began.  The worldwide financial   crisis led  to further reductions of the SELIC, which was set at 8.75% in July 2009 (its lowest historical level ).  The reduction in the SELIC contributed significantly to the economic recovery.

The following table presents the low, high, average and period-end SELIC since 2005, as reported by the Central Bank.  Our assets are predominantly fixed rate and our liabilities predominantly floating.  The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements.  At December 31, 2009, a sustained 100 basis point increase in market rates of interest along the length of the yield curve would have resulted in a R$200 million decline in net interest income over a one-year period.

	Low	High	Average(1)	Period-End
Year
2005	17.75	19.75	19.15	18.00
2006	13.25	18.00	15.10	13.25
2007	11.25	13.25	11.25	11.25
2008	11.25	13.75	12.54	13.75
2009	8.75	13.75	9.92	8.75
_____________
(1)	Average of month-end rates during the period.

Credit Volume

Credit volume in Brazil has strongly increased since 2004, mainly driven by lower inflation, decreasing interest rates and consistent economic growth.  The worldwide financial crisis has affected the growth rates of consumer credit mainly in 2008 (consumer credit volumes experienced a recovery in 2009) and corporate credit mainly in 2009 (corporate credit volumes experienced strong growth in 2008).  The table below presents the year-on-year nominal growth of credit, according to Central Bank figures.

	Average 2001-2005	2006	2007	2008	2009
Total volume of credit	13.39%	20.7%	27.8%	31.1%	15.2%
To consumers	14.21%	24.5%	32.6%	25.7%	22.7%
To corporates	13.38%	18.5%	24.9%	24.9%	10.8%

Credit growth was lower in 2009 than in 2007 and 2008, although still robust, and the credit/GDP ratio reached 45% in 2009, compared to 34.2% in 2007 and 41.3% in 2008.  This is the highest ratio ever in Brazil, but is still a relatively low ratio compared to other countries such as, for example, Chile, where total bank credit to the private sector was equivalent to 100% of GDP in 2009, according to Chilean Central Bank statistics from September 2009.

Foreign Exchange Rates

At December 31, 2009, we had U.S. $12.3 billion in foreign currency-denominated funding and U.S. $12.1 billion in foreign currency denominated assets.  Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments.  In 2009, we recorded foreign exchange losses of R$51.2 million due to our long position in U.S. dollar-denominated assets and the 25.5% appreciation of the real against the U.S. dollar.  These losses were offset in large part by corresponding gain on derivatives entered into to hedge this exposure.  Such losses are recorded under “Gains/losses on financial assets and liabilities”.  In 2008, we recorded foreign exchange gains of R$1.5 billion due to our long position in U.S. dollar-denominated assets and the depreciation of the real against the U.S. dollar.  This gain was offset in large part by corresponding losses on derivatives entered into to hedge this exposure.  Such losses are recorded under “Gains/losses on financial assets and liabilities”.

The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching a selling exchange rate of R$3.53 per U.S.$1.00 at the end of 2002.  Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.559 per US$1.00 in August 2008.  In the context of the crisis in the global financial markets from mid-2008, the real depreciated 31.9% against the U.S. dollar over the year 2008 and reached R$2.3370 per US$1.00 on December 31, 2008.  The real recovered in the second half of 2009, reaching R$1.741 per US$1.00 at December 31, 2009, mainly due to the recovery of consumer confidence, exports and foreign investment in the second half of the year.

Inflation

The inflation rate in Brazil has been volatile in the past and at times high, but the implementation of inflation targeting policies has led to lower and more stable inflation rates.  The center of the target inflation range since 2005 has been 4.5%, with a cushion of two percentage points in each direction, and the Central Bank has been successful in staying within its inflation targets.

In 2009, the global financial crisis led to a significant reduction in commodities prices and, therefore, reduced inflation.  IPCA, the official consumer price index, reached 4.3% at year end 2009 (5.9% in 2008), and food prices rose 3.2% (11.1% in 2008).  Also, tax incentives to purchase cars and durable goods reduced the prices of these products (a 1.9% decrease in 2009, compared to a 1.0% increase in 2008) and, therefore, contributed to lower inflation, despite the monetary stimulus for domestic demand.

Reserve and Lending Requirements

The Central Bank’s reserve and lending requirements have a significant effect on the results of operations of banks in Brazil.  The raising or lowering of these requirements impacts our results of operations by limiting or increasing the amount of funds available for commercial lending operations.

Beginning in the last quarter of 2008, the Central Bank has amended the reserve requirement rules in order to improve liquidity in Brazil’s financial system.  Largely due to these amendments, our level of required reserves and lending declined from a high of R$40.0 billion (or 33% of total deposits) at September 30, 2008 to R$24.8 billion (or 22% of total deposits) on December 31, 2009 (as calculated under Brazilian GAAP).  The principal changes to the required reserves were:

1.	increasing the amount deductible from the Central Bank’s additional reserve requirement for savings deposits, demand deposits and time deposits from R$100 million to R$1 billion;

2.	decreasing the rate applied to calculate the Central Bank’s additional reserve requirement for demand and time deposits from 8% to 4%;

3.	decreasing the rate of the Central Bank’s reserve requirement for demand deposits from 45% to 42%;

4.	increasing the amount deductible from legal reserve requirements for time deposits from R$300 million to R$2 billion;

5.
changing the form of compulsory deposits for time deposits from 100% in government securities to 30% in government securities (40.0% as from January 5, 2009 and 45% from September 21, 2009) and 70% in cash (60% as from January 5, 2009 and 55% from September 21, 2009).  The cash reserve requirement may be satisfied with interbank deposits or asset acquisitions from financial institutions having regulatory capital of less than R$2.5 billion; and

6.	decreasing the rate applied to calculate the Central Bank’s reserve requirement for time deposits from 15% to 13.5% as from September 21, 2009;

At the end of February 2010, the Central Bank amended the reserve requirement rule.  The following table sets forth the reserve and lending requirements to which we are subject for each category of funding.

Product	December 31, 2009	Current April 30, 2010	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	30%	30%	Loans and Cash	6.75% p.a. and Zero for Cash
Microcredit loans(2)	2%	2%	Loans and Cash	Cap rate: 2% p.m. and Zero for Cash
Reserve requirements	42%	42%	Cash	Zero
Additional reserve requirements	5%	0%	Government Bonds	Overnight Rate
Additional reserve requirements	0%	8%	Cash	Selic
Free funding(3)	21%	18%
Savings accounts
Mortgage loans	65%	65%	Loans and Cash	Cap of TR + 12% p.a. and TR + 6.17% for Cash
Reserve requirements	20%	20%	Cash	TR + 6.17% p.a.
Additional reserve requirements	10%	0%	Government Bonds	Overnight Rate
Additional reserve requirements	0%	10%	Cash	Selic
Free funding(3)	5%	5%
Time deposits
Reserve requirements	13.5%	15.0%
In cash or credit(4)	7.4%	0.0%	Cash or Credit	Zero for Cash
In government bonds	6.1%	0.0%	Government Bonds	Overnight Rate
In cash or credit(4)	0.0%	6.8%	Cash or Credit	Selic for Cash
In cash	0.0%	8.3%	Cash	Selic
Additional reserve requirements	4.0%	0%	Government Bonds	Overnight Rate
Additional reserve requirements	0%	8%	Cash	Selic
Free funding(3)	82.5%	77.0%
_____________
(1)	Rural credit loans are loans to agricultural customers, of which R$5.6 billion and R$5.1 billion were outstanding as of December 31, 2008 and December 31, 2009, respectively.

(2)	Microcredit loans are loans to very small businesses, of which R$158.5 million and R$181.5 million were outstanding as of December 31, 2008 and December 31, 2009, respectively.

(3)	Free funding is the amount of each category of funding we are free to use for any purpose.

(4)	Includes only credit acquired up to December 31, 2009 from financial institutions having net capital of less than R$7 billion.

Taxes

Our tax expense mainly consists of two components: (1) a federal income tax and (2) a social contribution tax.  The federal income tax is calculated at a rate of 15%, plus a 10% surtax assessed on taxable profits in excess of R$240 thousand per annum.  The social contribution tax is calculated at a rate of 15% (for financial institutions) of certain net revenues (9% through April 30, 2008, 15% and from May 1, 2008).  Deferred tax assets and liabilities are computed based on temporary differences between the book basis and tax basis of assets and liabilities, tax losses, and adjustments to fair value of securities and derivatives.  In addition, we are assessed PIS and COFINS taxes at a rate of 4.65% on certain revenues, net of certain expenses.  Under IFRS, since PIS/COFINS taxes are assessed on the basis of certain revenues net of certain expenses, the Bank classifies these taxes as income taxes.

A tax on financial transactions, the “IOF”, is currently paid by the customer on loans at a rate of 0.0041% per day up to a cap of 1.5% plus an additional rate of 0.38% per financial transaction.  Generally, loans with maturity of greater than 365 days are currently subject to an IOF/credit tax at a rate of 1.88%.  We are responsible for withholding the IOF but the tax does not affect our reported results.

As a general rule, the Provisional Contribution on Financial Transactions (Contribuição Provisória sobre Movimentações Financeiras, or “CPMF”), has been charged at the rate of 0.38% on certain financial transactions since June 1999.  On December 31, 2007, the CPMF was terminated, and since January 1, 2008, financial transactions have not been subject to the payment of CPMF.  When the CPMF was effective, we were responsible for withholding the tax, but it did not affect our reported results except to a non-material extent in connection with our payment of CPMF on certain of our administrative expense payments.  Such CPMF amounts are reflected under “Administrative expenses”.

See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—PIS and COFINS tax rates” and “—Tax on Financial Transactions (IOF)”.

Gains on Sales of Investment Securities

Our operational results between 2007 and 2009 were affected by certain gains on sales of investment securities and participations.  In 2009, we had pre-tax gains of R$3.3 billion in connection with sales of our participations and investment securities on Visanet, Companhia Brasileira de Soluções e Serviços (CBSS), TecBan, Serasa S.A. and BM&FBovespa; these gains were offset by the increase in our provisions for contingencies.  In 2008 and 2007, we had pre-tax gains of R$88 million and R$693 million, respectively, excluding Banco Real, in connection with sales of investment securities, including shares in BM&F, BOVESPA and Serasa S.A.

Cayman Offshore Hedging

We operate a branch in Grand Cayman which is used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings.  Our investment in the Grand Cayman branch is denominated in U.S. dollars in the amount of U.S.$2.6 billion as of December 31, 2008 and U.S.$3.0 billion as of December 31, 2009.  We hedge the resulting U.S. dollar-denominated exposure through transactions in U.S. dollar futures, which is not recorded as hedge accounting.  Our position in U.S. dollar futures as of December 31, 2008 was U.S.$1.4 billion and as of December 31, 2009 was U.S.$1.9 billion.  Changes in the fair value of these futures are reflected under gains and losses on financial assets.  Under Brazilian income tax rules, the gain resulting from the impact of a devaluation of the real on our U.S. dollar denominated investment in the Cayman Island branch is nontaxable and the loss resulting from the impact of an appreciation of the real is not deductible.  This tax treatment results in volatility in the income tax items in our income statement.  This asymmetry is offset by our hedging results because our derivative positions generate losses (tax deductible) in the case of devaluation of the real and gains (taxable) in the case of appreciation.  As a result, the after-tax effect of these derivative positions provides a hedge against the tax foreign currency exposure resulting from our Cayman Island investment (that is, the R$721 million after-tax effect of the hedge at December 31, 2009 offsets the R$721 million tax effect of our Cayman exposure at that date).  This investment and our related hedging transactions will continue to result in variations in our effective tax rate.

Goodwill of Banco Real

The potential impairment of goodwill relating to Banco Real may be an important factor affecting our results of operations in future periods.  We generated goodwill of R$27.5 billion as a result of the acquisition of Banco Real.  Under IFRS, we are required to analyze goodwill for impairment at least annually or whenever there are indications of impairment.  In 2009, we assessed goodwill impairment based on net present value techniques. The future cash flow was based on management estimates and assumptions that are subject to several factors, including: (i) macro-economic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rates and adjustments applied to future cash flows.  We did not identify any impairment to the goodwill relating to Banco Real in 2009.  In 2008, due to the recent incorporation of Banco Real into the group and the results of the related market value calculation and purchase price allocation valuation recently performed, we did not detect, and therefore, did not recognize any impairment losses.  We may be required to record an impairment charge in the future if management determines that there is objective evidence of impairment.  Any impairment in goodwill relating to the Banco Real acquisition will be reflected in our income statement under impairment losses on other assets (net).  See “—Critical Accounting Policies—Impairment”.  For tax purposes, goodwill is amortized over a seven-year period.

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with IFRS as issued by IASB, and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements for the year ended December 31, 2008 and 2007 were the first to be prepared in accordance with IFRS, with a transition date to IFRS as of January 1, 2007 (opening balance sheet).  The statutory financial statements have been prepared locally in Brazil in accordance with Brazilian GAAP as established by Brazilian Corporate Law and standards established by the National Monetary Council (CMN), the Brazilian Central Bank (BACEN) and the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP) and the Superintendency of Private Insurance (SUSEP).  Hereafter it shall be referred to as “Brazilian GAAP”.

General

Our principal accounting policies are described in note 2 to our audited consolidated financial statements included elsewhere in this annual report.  The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.  The accounting estimates made in these contexts require management to make assumptions about matters that are highly uncertain.  In each case, if management had made other estimates, or if changes in these estimates occur from period to period, these accounting estimates could have a material impact on our financial condition and results of operations.

Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances.  Actual results may differ from these estimates if assumptions and conditions change.  Judgments or changes in assumptions are submitted to the audit and compliance committee of the board of directors and/or to our regulatory authorities and are disclosed in the notes to our consolidated financial statements.

Fair value of financial instruments

We record financial assets and liabilities as financial instruments that are classified at fair value through profit or loss, available for sale securities, and all derivatives at fair value on the balance sheet.  The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties on an arm’s length basis.  If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

We use derivative financial instruments for both trading and non-trading activities.  The principal types of derivatives used are interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures, equity options, and equity swaps.  The fair value of standard derivatives is calculated based on published price quotations.  The fair value of over-the-counter derivatives is calculated as the sum of the expected future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets as follows:

•
The present value method for valuing financial instruments permitting static hedging (principally, forwards and swaps) and loans and advances.  Expected future cash flows are discounted using the interest rate curves of the applicable currencies.  The interest rate curves are generally observable market data.

•
The Black-Scholes model for valuing financial instruments requiring dynamic hedging (principally structured options and other structured instruments).  Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

•
Each of the present value methods and the Black-Scholes models are used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors.  For more structured instruments that require dynamic hedging, the Heath-Jarrow-Morton model is used.  The main inputs used in these models are principally observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates.

•
We use dynamic models similar to those used in the measurement of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives).  In the case of non-linear instruments, if they are exposed to portfolio credit risk (such as credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model.  The main inputs used in the Standard Gaussian Copula model are generally data relating to individual issuers in the portfolio and correlations thereto.  The main inputs used in determining the underlying cost of credit for credit risk derivatives are quoted credit spreads, and the correlation between individual issuers’ quoted credit derivatives.

•
The determination of fair value requires us to make certain estimates and assumptions.  If quoted market prices are not available, fair value is calculated using widely accepted pricing models that consider contractual prices of the underlying financial instruments, yield curves, contract terms, observable market data, and other relevant factors.  The use of different estimates or assumptions in these pricing models could lead to a different valuation being recorded in our consolidated financial statements.

See note 2d (iii) to our consolidated financial statements for additional information on valuation techniques used by us and details of the principal assumptions and estimates used in these models and the sensitivity of the valuation of financial instruments to changes in the principal assumptions used.

Allowance for credit losses

We assess financial assets accounted for at amortized cost for objective evidence of impairment.  Any resulting allowances for credit losses are recognized and measured in accordance with IAS 39.  Credit losses exist if the carrying amount of an asset or a portfolio of assets exceeds the present value of the estimated future cash flows.

We cover losses inherent in debt instruments not measured at fair value through profit or loss and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment.  For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

We use the concept of incurred loss to quantify the cost of the credit.  Incurred loss is the expected cost, on average in a complete business cycle, of the credit risk of a transaction, considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

The credit portfolio is broken down, identifying clusters that show, within each cluster, homogeneous levels in the estimated parameters of probability of default, or “PD”, and loss given default, or “LGD”, and stability on those parameters for a period of historical data of five years for PD and seven years for the LGD.  Each of these clusters demonstrates distinct levels of these parameters.

For each business segment, incurred loss is calculated by using statistical models that consider the following three factors: “exposure at default”, “probability of default” and “loss given default”.

Exposure at default or “EAD” is the amount of risk exposure at the date of default by the counterparty.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

Probability of default, or “PD”, is the probability of the counterparty failing to meet its principal and/or interest payment obligations.

PD is measured using a time horizon of one year; i.e., it quantifies the probability of the counterparty defaulting in the coming year.  The definition of default includes amounts past due by ninety days or more and cases in which there are no arrears but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

Loss given default, or “LGD”, is the loss arising in the event of default.

LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account the guarantees/collateral associated with the transaction, the income and expenses associated with the recovery process, and also the timing thereof and the indirect costs arising from the recovery process.

Our methodology for determining the allowance in respect of incurred losses that have not been specifically identified seeks to identify the amount of incurred losses as of the balance sheet date of loans that have not yet been identified as impaired, but that we estimate, based on our past experience will manifest within one year from the balance sheet date.  We refer to such impairment as inherent losses in the context of our internal credit loss allowance models.

The approach described above is used as a general rule and covers almost the entire portfolio.  However, for low default portfolios (sovereign risk, credit institutions or large corporations) the number of defaults observed is very small or zero.  In these cases, we use data contained in the credit derivative spreads to estimate the expected loss discounted by the market and break it down into PD and LGD.

Impairment

Certain assets, including goodwill, other intangible assets, equity method investments, financial assets not carried at fair value through profit or loss and other assets are subject to impairment review.  We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable.  Assessment of what constitutes impairment is a matter of significant judgment.

We test goodwill and other intangible assets for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate or observable market data, indicate that these assets may be impaired.  An impairment loss recognized for goodwill may not be reversed in a subsequent period.  The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions.  Events and factors that may significantly affect the estimates include, among other things, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions.

All debt and equity securities (other than those carried at fair value through profit or loss) are subject to impairment testing every reporting period.  The carrying value is reviewed in order to determine whether an impairment loss has been incurred.

Evaluation for impairment includes both quantitative and qualitative considerations.  For debt securities, such considerations include actual and estimated incurred credit losses indicated by payment default, market data on (estimated) incurred losses and other current evidence that the issuer may not pay amounts when due.  Equity securities are impaired when management believes that, based on (the combination of) a significant or prolonged decline of fair value below the acquisition price, there is sufficient reason to believe that the acquisition cost may not be recovered.  “Significant” and “prolonged” are interpreted on a case-by-case basis for specific equity securities.

Upon impairment, the full difference between amortized cost and fair value is removed from equity and recognized in net profit or loss.  Impairments on debt securities may be reversed if there is a decrease in the amount of the impairment which can be objectively related to an observable event.  Impairments on equity securities may not be reversed.

We did not identify any impairment of goodwill or tangible assets in 2009 (see notes 13 and 12, respectively, to our audited consolidated financial statements).  We recorded R$ 819 millions of provision for impairment losses on contracts for providing banking services.  See note 14 to our audited consolidated financial statements.

Retirement Benefit Obligations

We provide pension plans in the form of both defined contribution plans and defined benefit plans, in accordance with IAS 19.  For defined contribution plans, the pension cost recognized in the consolidated income statement represents the contribution payable to the scheme.  For defined benefit plans, the pension cost is assessed in accordance with the advice of a qualified external actuary using the projected unit credit method.  This cost is charged annually to the consolidated income statement.

The actuarial valuation is dependent upon a series of assumptions; the principal ones are set forth below:

•	assumed interest rates;

•	mortality tables;

•	annual social security pension revision rate;

•	price inflation;

•	annual salary growth rate, and

•	the method used to calculate vested commitments to current employees

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, adjusted for any historic unrecognized actuarial gains or losses and past service cost, is recognized as a liability in the balance sheet.

Further information on retirement benefit obligations is set out in notes 2 and 21 to our consolidated financial statements.

Results of Operations

We are a financial group whose main business focus is commercial banking, complemented by global wholesale banking, asset management and insurance businesses.

Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers at certain rates and lending them to other customers at different rates.  We also derive income from the interest and dividends that we receive from our investments in fixed/variable income and equity securities, from our trading activities in such securities and derivatives, by buying and selling these instruments to take advantage of current and/or expected differences between purchase and sale prices, and from entering into derivative transactions with customers on which we hedge our market risk exposure and earn a spread.

Another source of income is the fees and commissions that we earn from the different banking and other financial services that we provide, including credit and debit cards, insurance sales, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, and from our mutual and pension funds management services.

In addition, from time to time, we derive income from the capital gains we make from the sale of our holdings in group companies.

Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

As a consequence of our acquisition of Banco Real in August 2008, our results of operations for the year ended December 31, 2008 and 2009 are not comparable.  In order to analyze the organic developments in our business we discuss pro forma information for the year 2008 as if we had consolidated Banco Real as from January 1, 2008.

	For the year ended December 31,
	2009	2008 (pro forma)	% Change (pro forma)	Change	2008	% Change	Change
	(in million of reais)
Net interest income	22,167	19,231	15%	2,936	11,438	94%	10,729
Income from equity instruments	30	39	(23%)	(9)	37	(19%)	(7)
Net fees and commissions	6,238	5,866	6%	372	4,254	47%	1,984
Share of results of entities accounted for using the equity method	295	305	(3%)	(10)	112	163%	183
Gains/losses on financial assets and liabilities (net)	2,716	(484)	n.a	3,200	(1,286)	n.a	4,002
Exchange differences (net)	(51)	1,261	n.a	(1,312)	1,476	n.a	(1,527)
Other operating income (expenses	(116)	(75)	55%	-41	(60)	94%	(56)
Gross income	31,280	26,143	20%	5,136	15,971	96%	15,308
Administrative expenses	(10,947)	(11,532)	(5%)	585	(7,185)	52%	(3,762)
Depreciation and amortization	(1,249)	(1,236)	1%	(13)	(846)	48%	(403)
Provisions (net	(3,481)	(1,702)	105%	(1,779)	(1,230)	183%	(2,251)
Impairment losses on financial assets (net:	(9,966)	(6,570)	52%	(3.397)	(4,100)	143%	(5,868)
Impairment losses on other assets (net)	(901)	(85)	n.a	(816)	(77)	n.a	(824)
Gains/losses on disposal of assets not classified as noncurrent assets held for sale	3,369	32	n.a	3,337	7	n.a	(3,362)
Gains/losses on disposal of noncurrent assets held for sale	32	22	55%	12	9	269%	25
Profit before tax	8,137	5,072	60%	3,065	2,549	219%	5,588
Taxes	(2,629)	(1,159)	127%	(1,470)	(170)	n.a	(2,459)
Net income	5,508	3,913	41%	1,595	2,379	132%	3,129

Summary

Net income for the year ended December 31, 2009 was R$5.5 billion, a 132% or R$3.1 billion increase from R$2.4 billion for the year  ended  December 31, 2008.  The increase was mainly due to the consolidation of Banco Real  in our financial statements.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net income for the year ended December 31, 2009 increased by 41.0% compared to R$3.9 billion for the year ended December 31, 2008.  This increase was mainly due to:

•
Capital gains of R$3.4 billion realized upon the sale of part of the equity participations in our portfolio, principally the sale of our interests in Visanet (currently renamed Cielo S.A.), partially offset by an increase in provisions for contingencies;

•
An increase of 12.4% in average credit volumes and a resulting increase in revenues from lending operations.  The credit market in Brazil continued to grow in 2009, although at a slower pace than in previous years.  Credit balances at December 31, 2009 were 15.0% higher than at December 31, 2008;

•	A R$3.4 billion increase in credit impairment losses driven by deteriorating economic conditions; and

•	Increased gains on financial assets in 2009.

Net Interest Income

Santander Brasil’s net interest income in 2009 was R$22.2 billion, a 94% or R$10.7 billion increase from R$11.4 billion in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net interest income in 2009 increased by 15% compared to R$19.2 billion in 2008.  This increase was mainly due to growth in our lending activities, in addition to an increase in the average spread of our credit assets over interbank rates.

Average total earning assets in 2009 were R$229.5 billion, a 72% or R$95.8 billion increase from R$133.7 billion in 2008.  The principal drivers of this increase were (i) the acquisition of Banco Real and (ii) an increase in average loans and advances to customers.  The increase in loans and advances was driven by an increase in corporate lending, principally trade finance in our Global Wholesale Banking segment, as well as an increase in retail lending mainly driven by an increase in mortgage lending and a increase in unsecured personal credit.  The growth in mortgage lending was in line with the growth of this product in the Brazilian market as the housing credit market is still very incipient in Brazil in comparison with more mature economies.  The increase in personal credit was also in line with market trends in Brazil.

Average total interest bearing liabilities in 2009 were R$184.3 billion, a 68% or R$74.9 billion increase from R$109.4 billion in 2008.  The principal driver of this increase was the acquisition of Banco Real.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, the main driver of this increase was an increase in time deposits.  This growth resulted from a movement of customer funds out a mutual funds and other similar vehicles into lower risk bank deposits as well as a “flight to quality” as Brazilian customers moved their savings to larger financial institutions.

The above average earning assets and bearing liabilities include only the information of Banco Real since September 2008.  Net interest income also benefited from a 20 basis point increase in the spread of the average yield earned on our interest earning credit assets over the average CDI rate, which is a proxy for the cost of interbank funding.  This spread is the way we evaluate the yield earned on our assets.  The increase in this spread reflects increase in credit market risk that we bear as a result of economic and credit conditions arising from the recent economic crisis, offset in part by a relative decrease in the percentage of our total portfolio comprised of higher-risk retail lending.

Net Fees and Commission Income

Net fees and commission income in  2009 was R$6.2 billion, a 47% or R$2.0 billion increase from R$4.3 billion in  2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net fees and commission income in  2009 increased by 6% compared to R$5.9 billion in  2008.  This increase was mainly due to a R$198.0 million growth in the sale of insurance and capitalization products (savings account products that generally require that a customer deposit a fixed sum with us) and a R$166 million increase in commissions on credit and debit cards.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2009 and 2008 (on a pro forma basis).

	Year ended December 31,
	December 2009	December 2008 (pro forma)	% Change
	(in million of R$)

Banking fees	2,458	2,376	3%
Receiving Services	502	442	14%
Sale of insurance	1,042	844	23%
Investment funds	737	830	(11)%
Credit and debit cards	782	616	27%
Capital markets	539	413	31%
Trade finance	384	397	(3)%
Tax on services	(350)	(351)	(0)%
Others	143	298	(52)%
Total	6,238	5,866	6%

Share of Results of Entities Accounted for using the Equity Method

Share of results of entities accounted for using the equity method in 2009 was R$295 million, a R$183 million increase from R$112 million in 2008.  This increase was mainly due to gains of R$126 million from ABN Dois Participações, R$110 million of which was due to the sale of Real Capitalização business, to our affiliate Santander Seguros.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, share of results of entities accounted for using the equity method in the year ended December 31, 2009 decreased 3% compared to R$305 million in 2008.

Gains (Losses) on Financial Assets and Liabilities (Net)

Gains (losses) on financial assets and liabilities (net) in 2009 were gains of R$2.7 billion, a R$4.0 billion increase from losses of R$1.3 billion in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, gains (losses) on financial assets and liabilities (net) in 2009 increased R$3.2 billion compared to losses of R$484.0 million in 2008.  The R$3.2 billion increase in 2009 compared to 2008 (on a pro forma basis) is due to (i) R$1.3 billion of gains related to foreign currency derivatives entered into to hedge our exposure and were partially offset by foreign exchange losses recorded under exchange differences, (ii) a R$1.7 billion increase in gains on our Cayman Islands investment hedge and (iii) a R$126.0 million increase in proceeds from the sale of long-term investments upon the sale of part of our interests in BM&FBOVESPA, which was partly offset by a R$76.0 million decrease in results from our proprietary trading activities.  As noted above under “—Other Factors Affecting Financial Condition and Results of Operations—Cayman Offshore Hedging”, changes in our Cayman Islands investment hedge are offset by corresponding change in our income tax rate.  See “—Income Tax” below.

Exchange Differences (Net)

Exchange differences (net) in 2009 were a loss of R$51 million, a R$1.5 billion decrease from gains of R$1.5 billion in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, exchange differences (net) in 2009 decreased R$1.3 billion compared to a gain of R$1.3 billion in 2008 due primarily to the average appreciation of the real against the U.S. dollar for the year ended December 31, 2009 compared to the year ended December 31, 2008.  These losses were largely offset by gains on derivative transactions settled to hedge our foreign currency exposure.  See “— Gains (Losses) on Financial Assets and Liabilities (Net)” above.

Other Operating Income (Expenses)

Other operating income (expenses) in 2009 was expense of R$116 million, compared to expense of R$60 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, other operating expenses in 2009 increased by R$41 million to expenses of R$75 million in 2008.

Administrative Expenses

Administrative expenses changed from R$7.2 billion in 2008, or R$11.5 billion on a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, to R$10.9 billion in 2009.  The decrease on a pro forma basis was primarily due to the cost synergies which were created as a result of the merger between Santander Brasil and Banco Real, particularly from personnel reductions, offset in part by salary increases tied to inflation.  As a result, our efficiency ratio, which we calculate as administrative expenses divided by total income, decreased from 44.0% for the year ended December 31, 2008 on a pro forma basis to 34.7% for the year ended December 31, 2009.

Personnel expenses

The following table sets forth personnel expenses for each of the periods indicated,

	Year ended December 31,
	2009	2008 (pro forma)	2008
	(in million of R$)
Salaries	3,364	3,571	2,253
Social Security	971	944	569
Benefits	749	678	423
Training	88	85	78
Others (1)	339	396	225
Total	5,511	5,674	3,548

(1)                  Includes the Share-based payments cost. See “Item 6. Directors, Senior Management and Employees—B.Compensation—Share Compensation Plans” and note 37 to our audited consolidated financial statements.

Provisions (Net)

Provisions principally include provisions for labor and tax contingencies and civil claims.  Provisions (net) were R$3.5 billion for the year ended December 31, 2009, compared to R$1.2 billion for the year ended December 31, 2008, or R$1.7 billion on a pro forma basis.  This increase reflected increased provisions for labor and civil claims and provisions for the operating and commercial integration of Banco Real.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) in 2009 were R$10.0 billion, a 143.3% or R$5.9 billion increase from R$4.1 billion in the year 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on financial assets (net) in 2009 increased 51.9% compared to R$6.6 billion in 2008, driven by deteriorating economic conditions, including a 0.2% decrease in GDP in 2009 as compared to 2008, and higher unemployment rates.

Although the international financial crisis commenced in the second half of 2008, its major effects in terms of increasing default rates and deterioration of our credit portfolio occurred through the third quarter of 2009, when default rates reached their peak, especially from individuals and small and medium companies.  In the fourth quarter of 2009, default rates started to decrease, reaching levels closer to those observed before the crisis.  The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2009 and December 31, 2008.

	At December 31,
	2009	2008
	(in millions of R$, except for percentages)
Computable credit risk(1)	159,362	164,695
Nonperforming assets	9,899	7,730
Allowances for nonperforming assets	10,070	8,181
Ratios
Nonperforming assets to computable credit risk	6.2%	4.7%
Coverage ratio(2)	101.7%	105.8%
_____________
(1)	Computable credit risk is the sum of the face amounts of loans and leases (including nonperforming assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for credit losses as a percentage of nonperforming assets.

The following chart shows our impaired assets by quarter in 2009:

_____________
(1) Managerial nonperforming assets to computable credit risk

The following table shows our nonperforming assets by type of loan at December 31, 2009 and December 31, 2008.

	At December 31,
	2009	2008
	(in millions of R$)
Impaired Assets by type of customer
Commercial, financial and industrial	3,618	2,730
Real estate – mortgage	109	74
Installment loans to individuals	5,335	4,528
Lease financing	837	398
Total	9,899	7,730

Commercial, financial and industrial

Nonperforming assets in commercial, financial and industrial loans increased by R$888 million from December 31, 2008 to December 31, 2009, primarily as a result of the effects of the financial crisis, principally on small- and medium-sized corporate and export-oriented borrowers.

Real estate – mortgage

Nonperforming assets in real estate – mortgage loans remained stable, with an increase of R$35 million from December 31, 2008 to December 31, 2009.

Installment loans to individuals

Nonperforming assets in installment loans to individuals increased by R$807 million from December 31, 2008 to December 31, 2009, mainly as a result of the decrease in consumption and increase in the unemployment rate.

Lease financing

Nonperforming loans in lease financing decreased by R$439 million from December 31, 2008 to December 31, 2009, mainly as a result of the decrease in consumption and an increase in the unemployment rate.

Impairment Losses on Other Assets (Net)

Other impairment losses on other assets (net) in 2009 were R$901.0 million, a R$824.0 million increase from R$77.0 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on other assets (net) in  2009 increased R$816 million compared to R$85 million in 2008.  This increase was mainly due to the R$818 million of impairment losses on contracts for providing banking services.

Income Tax

Income tax was R$2.6 billion in 2009, a 1.445% or R$2.5 billion increase from R$170 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, income tax in 2009 increased 127% compared to R$1.2 billion in 2008.  Our effective tax rates, in 2009 and 2008 (on a pro forma basis), were 32% and 23%, respectively.  In 2009, the 25% valuation of the real against the dollar generated positive results on the hedge of our net equity of our Cayman Islands branch, and the positive hedge results caused an increase of R$1.2 billion in tax expenses, compared to a reduction of R$732.0 million in 2008.  See “—Other Factors Affecting Financial Condition and Results of Operations—Cayman Offshore Hedging”.  On the other hand, the tax expenses were reduced by R$1.3 billion due to an increase in deductible goodwill amortization, compared to R$418 million in 2008.

Results of Operations by Segment for the Year ended December 31, 2009 Compared to the Year ended December 31, 2008

The following tables present an overview of certain income statement data for each of our operating segments for the year ended December 31, 2009 and 2008.

	For the year ended December 31, 2009
	Commercial Banking	% of Total	Global Wholesale Banking	% of Total	Asset Management and Insurance	% of Total	Total
	(millions of R$, except percentages)
	(condensed income statement)
Net interest income	20,260	91.4%	1,767	8.0%	140	0.6%	22,167
Income from equity instruments	30	100.0%	0	0.0%	0	0.0%	30
Share of results of entities accounted for using the equity method	295	100.0%	0	0.0%	0	0.0%	295
Net fee and commission income	4,970	79.7%	863	13.8%	405	6.5%	6,238
Gains/losses on financial assets and liabilities	1,751	65.7%	859	32.2%	54	2.0%	2,665
Other operating income/(expenses)	(281)	242.4%	(23)	19.4%	188	-161.9%	(116)
Personnel expenses	(4,972)	90.2%	(474)	8.6%	(65)	1.2%	(5,511)
Other administrative expenses	(5,213)	95.9%	(175)	3.2%	(48)	0.9%	(5,436)
Depreciation and amortization of tangible and intangible assets	(1,176)	94.2%	(39)	3.1%	(34)	2.7%	(1,249)
Impairment losses on financial assets (net)	(9,884)	99.2%	(83)	0.8%	0	0.0%	(9,967)
Provisions (net)	(3,390)	97.4%	(45)	1.3%	(46)	1.3%	(3,481)
Impairment losses on nonfinancial assets (net)	(900)	99.8%	0	0.0%	(1)	0.2%	(901)
Other nonfinancial gains/(losses)	3,403	100.0%	0	0.0%	0	0.0%	3,403
Profit (loss) before tax	4,894	60.1%	2,651	32.6%	592	7.3%	8,137

	For the year ended December 31, 2008 (Pro Forma)
	Commercial Banking	% of Total	Global Wholesale Banking	% of Total	Asset Management and Insurance	% of Total	Total
	(thousands of R$, except percentages)
	(condensed income statement)
Pro Forma
Net interest income	17,719	92.1%	1,440	7.5%	72	0.4%	19,231
Income from equity instruments	39	100.0%	0	0.0%	0	0.0%	39
Share of results of entities accounted for using the equity method	305	100.0%	0	0.0%	0	0.0%	305
Net fee and commission income	4,866	83.0%	641	10.9%	358	6.1%	5,866
Gains/losses on financial assets and liabilities	(27)	-3.4%	797	102.5%	7	0.9%	777
Other operating income/(expenses)	(8)	11.2%	(66)	88.3%	(0)	0.5%	(75)
Personnel expenses	(4,998)	88.1%	(623)	11.0%	(53)	0.9%	(5,674)
Other administrative expenses	(5,621)	96.0%	(207)	3.5%	(30)	0.5%	(5,858)
Depreciation and amortization of tangible and intangible assets	(1,160)	93.8%	(72)	5.8%	(4)	0.4%	(1,236)
Impairment losses on financial assets (net)	(6,533)	99.4%	(37)	0.6%	0	0.0%	(6,570)
Provisions (net)	(1,631)	95.9%	(38)	2.3%	(32)	1.9%	(1,702)
Impairment losses on nonfinancial assets (net)	(85)	100.0%	0	0.0%	(0)	0.0%	(85)
Other nonfinancial gains/(losses)	54	100.0%	0	0.0%	0	0.0%	54
Profit (loss) before tax	2,919	57.6%	1,835	36.2%	317	6.3%	5,072

	For the year ended December 31, 2008
	Commercial Banking	% of Total	Global Wholesale Banking	% of Total	Asset Management and Insurance	% of Total	Total
Net interest income	10,192	89.1%	1,214	10.6%	33	0.3%	11,439
Income from equity instruments	37	100.0%	-	0.0%	-	0.0%	37
Share of results of entities accounted for using the equity method	112	100.0%	-	0.0%	-	0.0%	112
Net fee and commission income	3,602	84.7%	449	10.6%	202	4.7%	4,253
Gains/losses on financial assets and liabilities (net)	(358)	-188.4%	541	284.7%	7	3.7%	190
Other operating income (expenses)	(22)	36.7%	(38)	63.3%	-	0.0%	(60)
Gross income	13,564	84.9%	2,166	13.6%	242	1.5%	15,972
Personnel expenses	(3,105)	87.5%	(404)	11.4%	(40)	1.1%	(3,549)
Other administrative expenses	(3,485)	95.8%	(130)	3.6%	(22)	0.6%	(3,637)
Depreciation and amortization of tangible and intangible assets	(798)	94.3%	(44)	5.2%	(4)	0.5%	(846)
Provisions (net)	(1,161)	94.3%	(39)	3.2%	(31)	2.5%	(1,231)
Impairment losses on financial assets (net)	(4,076)	99.4%	(23)	0.6%	-	0.0%	(4,099)
Impairment losses on other assets (net)	(77)	100.0%	-	0.0%	-	0.0%	(77)
Other nonfinancial gains (losses)	16	100.0%	-	0.0%	-	0.0%	16
Profit (loss) before tax	878	34.4%	1,526	59.9%	145	5.7%	2,549

The following tables show our results of operations for the year ended December 31, 2009 and 2008 (actual results and on a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008), for each of our operating segments.

	For the year ended December 31,
	2009	2008	2008
	(pro forma)
	(in thousands of R$)
Commercial Banking
Net interest income	20,260	17,719	10,192
Income from equity instruments	30	39	37
Share of results of entities accounted for using the equity method	295	305	112
Net fee and commission income	4,970	4,866	3,602
Gains/losses on financial assets and liabilities (net)	1,751	(27)	(358)
Other operating income (expenses)	(281)	(8)	(22)
Gross income	27,026	22,894	13,564
Personnel expenses	(4,972)	(4,998)	(3,105)
Other administrative expenses	(5,213)	(5,621)	(3,485)
Depreciation and amortization of tangible and intangible assets	(1,176)	(1,160)	(798)
Provisions (net)	(3,390)	(1,631)	(1,161)
Impairment losses on financial assets (net)	(9,884)	(6,533)	(4,076)
Impairment losses on other assets (net)	(900)	(85)	(77)
Other nonfinancial gains (losses)	3,403	54	16
Profit (loss) before tax	4,894	2,919	878

	For the year ended December 31,
	2009	2008	2008
	(pro forma)
	(in thousands of R$)
Global Wholesale
Net interest income	1,767	1,440	1,214
Income from equity instruments	0	0	0
Share of results of entities accounted for using the equity method	0	0	0
Net fee and commission income	863	641	449
Gains/losses on financial assets and liabilities (net)	859	797	541
Other operating income (expenses)	(23)	(66)	(38)
Gross income	3,467	2,811	2,166
Personnel expenses	(474)	(623)	(404)
Other administrative expenses	(175)	(207)	(130)
Depreciation and amortization of tangible and intangible assets	(39)	(72)	(44)
Provisions (net)	(45)	(38)	(39)
Impairment losses on financial assets (net)	(83)	(37)	(23)
Impairment losses on other assets (net)	0	0	0
Other nonfinancial gains (losses)	0	0	0
Profit (loss) before tax	2,651	1,835	1,526

	For the year ended December 31,
	2009	2008	2008
	(pro forma)
	(in thousands of R$)
Asset Management and Insurance
Net interest income	140	72	33
Income from equity instruments	0	0	0
Share of results of entities accounted for using the equity method	0	0	0
Net fee and commission income	405	358	202
Gains/losses on financial assets and liabilities (net)	54	7	7
Other operating income (expenses)	188	(0)	(0)
Gross income	787	437	242

	For the year ended December 31,
	2009	2008	2008
	(pro forma)
	(in thousands of R$)
Personnel expenses	(65)	(53)	(40)
Other administrative expenses	(48)	(30)	(22)
Depreciation and amortization of tangible and intangible assets	(34)	(4)	(4)
Provisions (net)	(46)	(32)	(31)
Impairment losses on financial assets (net)	0	0	0
Impairment losses on other assets (net)	(1)	(0)	(0)
Other nonfinancial gains (losses)	0	0	0
Profit (loss) before tax	592	317	145

Commercial Banking Segment Consolidated Results of Operations for the Year ended December 31, 2009 Compared to the Year ended December 31, 2008

Summary

Profit before income tax attributed to the Commercial Banking segment in 2009 was R$4.9 billion, a R$4.1 billion increase from R$878 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, profit before income tax attributed to the Commercial Banking segment in 2009 increased R$2 billion compared to R$2.9 billion in 2008.

Net Interest Income

Net interest income for the Commercial Banking segment in 2009 was R$20.3 billion, a 99% or R$10.1 billion increase from R$10.2 billion in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net interest income for the Commercial Banking segment in 2009 increased 14% compared to R$17.7 billion in 2008.  This increase was mainly due to increased average balances of loans and an increase in the average spread of our credit assets over interbank rates.

Share of Results of Entities Accounted for using the Equity Method

Share of results of entities accounted for using the equity method for the Commercial Banking segment in 2009 was R$295 million, a R$183 million increase from R$112 million in 2008.  This increase was mainly due to results of R$126.0 million from ABN Dois Participações related to the sale of Real Capitalização to Santander Seguros.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, share of results of entities accounted for using the equity method for the Commercial Banking segment in 2009 decreased 3% compared to R$305 million in 2008.

Net Fee and Commission Income

Net fees and commission income for the Commercial Banking segment in 2009 were R$5.0 billion, a 38% or R$1.4 billion increase from R$3.6 billion in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net fees and commission income for the Commercial Banking segment in 2009 increased 2% compared to R$4.9 billion in 2008.  This limited growth was mainly due to restrictions on banking fees imposed by our regulators starting in April 2008, which had a negative effect on our banking fees.

Gains/(Losses) on Financial Assets and Liabilities

Gains (losses) on financial assets and liabilities (net) for the Commercial Banking segment in 2009 were gains of R$1.8 billion, a R$2.1 billion increase from losses of R$358 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, gains (losses) on financial assets and liabilities (net) for the Commercial Banking segment in 2009 increased R$1.8 billion compared to losses of R$27.0 million in 2008.  These gains were partially offset by losses recorded under exchange differences and resulting from our foreign currency exposure.  The increase in gains principally reflected a R$1.8 billion increase in gains on our Cayman

Islands investment hedge, which was offset by an increase in income tax expenses, and a R$126 million increase in proceeds from the sale of long-term investments upon the sale of part of our interests in BOVESPA and BM&F in 2008 and 2009.

Other Operating Income/(Expenses)

Other operating income (expenses) for the Commercial Banking segment in 2009 were expenses of R$281 million, compared to expense of R$22 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, other operating income (expenses) for the Commercial Banking segment in 2008 was an expense of R$8 million.

Personnel Expenses

Personnel expenses for the Commercial Banking segment increased from R$3.1 billion for the year ended December 31, 2008 to R$5.0 billion in 2009, a 60% or R$1.9 billion increase.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, personnel expenses for the Commercial Banking segment in 2008 decreased from R$4,998 million to R$4,972 million in 2009, a 1.0% or R$26 million decrease, reflecting the cost synergies resulting from the merger of Santander Brasil and Banco Real partially offset by higher personnel expenses in line with historical trends of salary increases tied to inflation.

Other General Administrative Expenses

Other general administrative expenses for the Commercial Banking segment increased from R$3.5 billion in 2008 to 5.2 billion in 2009, a 49% or R$1.7 billion increase.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, other general administrative expenses for the Commercial Banking segment in 2008 decreased from R$5.6 billion to R$5.2 billion in 2009, a 7% or R$408.0 million decrease, primarily due to cost synergies resulting from the merger of Santander Brasil and Banco Real.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the Commercial Banking segment in 2009 were R$9.9 billion, a 142% or R$5.8 billion increase from R$4.1 billion in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on financial assets (net) for the Commercial Banking segment in 2009 increased 51% compared to R$6.6 billion in 2008.  This increase was mainly due to the deteriorating credit quality caused by worsening economic conditions in Brazil in the second half of 2008 and the first three quarters of 2009.

Provisions (Net)

Provisions principally include provisions for labor, civil and tax contingences.  Provisions (net) for the Commercial Banking segment were R$3.4 billion in 2009, compared to R$1.2 billion in 2008 or R$1.6 billion on a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008.  This increase reflected increased provisions for labor and civil claims and provisions for restructuring costs associated with the Banco Real acquisition.

Impairment Losses on Nonfinancial Assets (Net)

Other impairment losses on other assets (net) for the Commercial Banking segment in 2009 were R$900.0 million, a R$822 million increase from R$77 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on other assets (net) for the Commercial Banking segment in 2009 increased 959% compared to R$85 million in 2008.  This increase was mainly due to the R$818 million of impairment losses relating to the purchase of contracts for providing banking services.

Global Wholesale Banking Consolidated Results of Operations for the Year ended December 31, 2009 Compared to the Year ended December 31, 2008

Summary

Profit before income tax attributed to the Global Wholesale Banking segment in 2009 was R$2.6 billion, a 73% or R$1.1 billion increase from R$1.5 billion in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, profit before income tax attributed to the Global Wholesale Banking segment in 2009 increased 44% compared to R$1.8 billion in 2008.

Net Interest Income

Net interest income for the Global Wholesale Banking segment in 2009 was R$1.8 billion, a 45% or R$553 million increase from R$1.2 billion in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net interest income for the Global Wholesale Banking segment in 2009 increased 23% compared to R$1.4 billion in 2008, reflecting growth in the credit portfolio of our GB&M customers, principally in the area of trade finance.

Net Fee and Commission Income

Net fees and commission income for the Global Wholesale Banking segment in 2009 was R$863 million, a 92% or R$414 million increase from R$449.0 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net fees and commission income for the Global Wholesale Banking segment in 2009 increased 35.0% compared to R$641 million in 2008.  This increase was mainly due to an increase in trade finance business commissions resulting from a higher volume of transactions in 2009.

Gains/(Losses) on Financial Assets and Liabilities

Gains (losses) on financial assets and liabilities (net) for the Global Wholesale Banking segment in 2009 were gains of R$859 million, a 59% or R$319 million increase from gains of R$541 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, gains (losses) on financial assets and liabilities (net) for the Global Wholesale Banking segment in 2009 increased 8% compared to gains of R$797 million in 2008.  This increase was mainly due to a R$138 million increase in earnings from our proprietary treasury business, partially offset by losses of R$76 million in derivatives transactions for our customers.

Other Operating Income/(Expenses)

Other operating income (expenses) for the Global Wholesale Banking segment in 2009 was expense of R$23 million, compared to expense of R$38 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, other operating income (expenses) for the Global Wholesale Banking segment in 2009 decreased 66% compared to expense of R$66 million in 2008.

Personnel Expenses

Personnel expenses for the Global Wholesale Banking segment increased from R$404 million in 2008 to R$474 million in 2009, a 17% or R$71 million increase.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, personnel expenses for the Global Wholesale Banking segment in 2009 decreased 24% compared to R$623.0 million in 2008, mainly due to cost synergies resulting from the merger of Santander Brasil and Banco Real.

Other General Administrative Expenses

Other general administrative expenses for the Global Wholesale Banking segment increased from R$130 million in 2008 to R$175 million in 2009, a 35% or R$45 million increase.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, other general administrative expenses for the Global Wholesale Banking segment in 2009 decreased 15% compared to R$207 million in 2008, mainly due to cost synergies resulting from the merger of Santander Brasil and Banco Real.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the Global Wholesale Banking segment in 2009 with losses of R$83 million, a R$60 million increase in losses from R$23 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on financial assets (net) for the Global Wholesale Banking segment in 2008 were losses of R$37 million.

Provisions (Net)

Provisions (net) for the Global Wholesale Banking segment were losses of  R$45.0 million in 2009, compared to losses of R$39.0 million in 2008 and on a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008.  Provisions principally include provisions for labor, civil and tax contingencies.

Asset Management and Insurance Segment Consolidated Results of Operations for the Year ended December 31, 2009 Compared to the Year ended December 31, 2008

Summary

Profit before income tax attributed to the Asset Management and Insurance segment in 2009 was R$592 million, a 308% or R$447.0 million increase from R$145 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, profit before income tax attributed to the Asset Management and Insurance segment in 2009 increased 86% compared to R$317 million in 2008.  On August 14, 2009, our shareholders transferred certain Brazilian asset management and insurance companies that were previously owned by Santander Spain to Santander Brasil, through a series of share exchange transactions (incorporações de ações) in order to consolidate all of the Santander Group’s Brazilian insurance and asset management operations into Santander Brasil.  See “Item 4. Information on the Company—A. History and development of the company—Important Events ” and “Item 4. Information on the Company—B. Business Overview—Asset Management and Insurance”.  The results of operations for our Asset Management and Insurance segment include the results of operations of these companies as from June 30, 2009.

We accounted for the mergers were accounted using the historical IFRS balance sheets of the merged companies as of June 30, 2009, since such mergers were treated as a business combination under common control.

Net Interest Income

Net interest income for the Asset Management and Insurance segment in 2009 was R$140 million, a 326% or R$107 million increase from R$33 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net interest income for the Asset Management and Insurance segment in 2009 increased 93% compared to R$72.0 million in 2008.  This increase was mainly due to the integration of the asset management and insurance operations transferred to us  in August 2009.

Net Fee and Commission Income

Net fees and commission income for the Asset Management and Insurance segment in 2009 were R$405 million, a 100% or R$202 million increase from R$202 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net fees and commission income for the Asset Management and Insurance segment in 2009 increased 13% compared to R$358.0 million in 2008.  In addition, the level of net fees and commission income increased mainly due to an increase in net commissions on the sale of insurance.  This increase is mainly due to the integration of the asset management and insurance transferred to us  in August 2009.

Gains/(Losses) on Financial Assets and Liabilities

Gains (losses) on financial assets and liabilities (net) for the Asset Management and Insurance segment in 2009 were gains of R$54 million, a 672% or R$47 million increase from R$7 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, gains/(losses) on financial assets and liabilities (net) for the Asset Management and Insurance segment in 2009 increased R$47 million compared to R$7 million in 2008.  This increase is mainly due to the integration of the asset management and insurance operations transferred to us in August 2009.

Other Operating Income/(Expenses)

Other operating income (expenses) for the Asset Management and Insurance segment in 2009 presented an income of R$188 million, a R$188 million increase compared to an expense of R$0 in 2008.  This increase was due to the integration of the asset management and insurance operations transferred to us in August 2009.  The change in other operating income (expenses) on a pro forma basis was the same, as this income (expenses) relates to the operations transferred to us in August 2009.

Personnel Expenses

Personnel expenses for the Asset Management and Insurance segment increased from R$40 million in 2008 to R$65 million in 2009, a 64% or R$25 million increase.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, personnel expenses for the Asset Management and Insurance segment in 2009 increased 22% compared to R$53 million in 2008, mainly due to cost synergies from the acquisition of Banco Real.  This increase is mainly due to the incorporation of Asset and Insurance operations at August 2009, partially offset by the cost synergies resulting from the merger of Santander Brazil and Banco Real.

Other General Administrative Expenses

Other general administrative expenses for the Asset Management and Insurance segment increased from R$22 million in 2008 to R$48 million in 2009, a 119% or R$26 million increase.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008 other general administrative expenses increased 60% compared to R$30 million in 2008, mainly due to cost synergies from the acquisition of Banco Real.  This increase is mainly due to the integration of the asset management and insurance operations transferred to us in August 2009, offset by the gains from the acquisition of Banco Real.

Provisions (Net)

Provisions (net) for the Asset Management and Insurance segment were R$46 million in 2009, compared to R$31 million in 2008 or R$32 million on a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008.  Provisions principally include provisions for labor and tax contingencies.  This increase was mainly due to the incorporation of the Asset and Insurance operations in August 2009.

Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

As a consequence of our acquisition of Banco Real in August 2008, our results of operations for the years ended December 31, 2007 and 2008 are not comparable.  In order to analyze the organic developments in our business, we discuss certain full-year 2008 financial information excluding the results of Banco Real as from January 1, 2008.  For a complete presentation of this information, see “ — Acquisition of Banco Real.”

	For the year ended December 31,
	2008 (excluding Banco Real)	2008	2007	% Change	% Change (excluding Banco Real)
	(in millions of R$)
Net interest income	6,671	11,438	6,195	84.6	7.7
Income from equity instruments	35	37	36	2.8	(2.8)
Net fees and commissions	3,467	4,254	3,098	37.3	11.9
Share of results of entities accounted for using the equity method	6	112	6	n.m.	—
Gains/losses on financial assets and liabilities (net)	333	(1,287)	1,517	n.m.	(78.0)
Exchange differences (net)	300	1,476	382	286.4	(21.5)
Other operating income (expenses)	(92)	(59)	133	n.m.	(169.2)

	For the year ended December 31,
	2008 (excluding Banco Real)	2008	2007	% Change	% Change (excluding Banco Real)
	(in millions of R$)
Administrative expenses	(4,656)	(7,185)	(4,460)	61.1	4.4
Depreciation and amortization	(656)	(846)	(580)	31.4	13.1
Provisions (net)	(1,113)	(1,230)	(1,196)	2.8	(6.9)
Impairment losses on financial assets (net):	(2,864)	(4,100)	(2,160)	89.9	32.6
Impairment losses on other assets (net)	(4)	(77)	(299)	(74.2)	(98.7)
Gains/losses on disposal of assets not classified as noncurrent assets held for sale	6	7	1	n.m.	500
Gains/losses on disposal of noncurrent assets held for sale	25	9	14	(36)	78.6
Profit before tax	1,458	2,549	2,687	(5.1)	(45.7)
Income tax	(217)	(170)	(784)	(78.3)	(72.3)
Net income	1,241	2,379	1,903	25.0	(34.8)

Summary

Net income for the year ended December 31, 2008 was R$2.4 billion, a 25% or R$476 million increase from R$1.9 billion in 2007.  The 2008 increase was mainly due to the consolidation of the entities of Banco Real in our financial statements.  Excluding the effect of the acquisition of Banco Real, net income for the year ended December 31, 2008 was R$1.2 billion, a 35% or R$662 million decrease from R$1.9 billion in 2007, mainly due to:

•
growth in credit volumes and a resulting increase in revenues from lending operations, driven by macro economic growth in Brazil, although that growth has slowed beginning in the fourth quarter of 2008;

•	an increase in income from fees for services, partially offset by limits on banking fees for checking accounts and lending/leasing commissions imposed by the Central Bank starting in 2008;

•	a decline in earnings from trading and proprietary investment activities due to adverse market conditions;

•	an increase in credit impairment losses, particularly since the fourth quarter of 2008, driven by deteriorating economic conditions; and

•	revenues of R$693 million from the sale of investment securities in 2007, compared to R$88 million in 2008.

Net Interest Income

Santander Brasil’s net interest income was R$11.4 billion in 2008, an 85% or R$5.2 billion increase from R$6.2 billion in 2007.  Excluding the effect of the acquisition of Banco Real, Santander Brasil’s net interest income was R$6.7 billion in 2008, an 8% or R$476 million increase from R$6.2 billion in 2007, mainly due to growth in our lending activities, offset in part by a decrease in the average spreads of our credit assets.

Average total earning assets were R$133.7 billion for the year ended December 31, 2008, a 54% or R$46.9 billion increase from $86.8 billion in 2007.  Excluding the effect of the acquisition of Banco Real, average total earning assets were R$97.5 billion for the year ended December 31, 2008, a 12% or R$10.7 billion increase from R$86.8 billion in 2007.  The principal drivers of this increase were loans and advances to credit institutions, the increase of which was funded with growth of time deposits in excess of commercial lending opportunities.  In addition, retail and corporate lending increased, offset in part by a decline in consumer finance lending volumes.  The increase in corporate lending was driven principally by increased trade finance and was concentrated in the Global Wholesale Banking segment.  The increase in retail lending was driven principally by credit cards and overdrafts.  The decline in consumer finance lending was principally due to declining volumes of auto financing, reflecting declining consumer confidence in the face of economic conditions, particularly in the fourth quarter of 2008.

The effect of this substantial growth in interest earning assets was offset in part by a 30 basis point decline in the spread of the average yield earned on our interest earning credit assets over the average cost of interbank funding.  This spread is the way we evaluate the yield earned on our assets.  The decline in this spread reflects the change in mix resulting from the movements described above, which led to a greater proportion of interest earning assets being comprised of relatively lower yielding corporate loans.  The effect of this decline in spread was exacerbated by increased cost of funds, driven by the rapid growth in time deposits, which increased as a proportion of total funding.

Average total interest bearing liabilities were R$109.4 billion for the year ended December 31, 2008, a 58% or R$40.2 billion increase from R$69.2 billion in 2007.  Excluding the effect of the acquisition of Banco Real, average total interest bearing liabilities were R$80.4 billion for the year ended December 31, 2008, a 16.0% or R$11.2 billion increase from R$69.2 billion in 2007.  The principal driver of this increase was time deposits, the average balance of which (excluding Banco Real) grew by 44% to R$35.1 billion.  This growth resulted from a movement of customer funds out of mutual funds and other similar vehicles into lower risk bank deposits as well as a “flight to quality” as Brazilian customers moved their savings to larger financial institutions.

Net Fees and Commission Income

Net fees and commission income was R$4.3 billion in 2008, a 37% or R$1.2 billion increase from R$3.1 billion in 2007.  Excluding the effect of the acquisition of Banco Real, net fees and commission income was R$3.5 billion in 2008, a 12% or approximately R$369 million increase from R$3.1 billion in 2007, mainly due to a R$205 million increase in net commissions on the sale of insurance and a R$70 million increase in our trade finance business.  The growth in insurance sales commissions reflects increased focus on this line of business by management.  The decline in banking fees other than overdraft fees reflects restrictions on these fees imposed by our regulators during 2008.

The following table reflects the breakdown of net fee and commission income in 2008 and 2007, excluding Banco Real.

	For the Year Ended December 31,
	2008	2007	% Change
	(In millions of R$)
Banking fees	1,485	1,478	0.5
Sale of insurance	652	447	45.9
Investment funds	523	515	1.6
Credit and debit cards	338	297	13.8
Capital markets	243	257	(5.4)
Trade finance	176	106	66.0
Tax on services	(173)	(154)	12.3
Others	223	152	46.7
Total	3,467	3,098	11.9

Share of Results of Entities Accounted for Using the Equity Method

Share of results of entities accounted for using the equity method was R$112 million in 2008, a R$106 million increase from R$6 million in 2007.  Excluding the effect of the acquisition of Banco Real, share of results of entities accounted for using the equity method was R$6 million in 2008, unchanged from 2007.

Gains (Losses) on Financial Assets and Liabilities (Net)

Gains/losses on financial assets and liabilities (net) changed to a loss of R$1.3 billion in 2008 from a gain of R$1.5 billion in 2007.  Excluding the effect of the acquisition of Banco Real, gains/losses on financial assets and liabilities (net) was a gain of R$334 million in 2008, a 78% decrease from a gain of R$1.5 billion in 2007.  This decline was largely driven by adverse market conditions and principally reflected the following results:  a R$854 million decline in treasury results (market making, trading and short term proprietary investing), a R$441 million decline in proceeds from the sale of long term investments due to the non-recurrence in 2008 of gains realized upon the sale of part of our interests in BOVESPA and BM&F in 2007 and a R$650 million decline in other long term positions associated with our balance sheet management.  These declines were offset in part by a R$383 million increase in earnings on the provision of derivatives to customers, due to increased volumes in this line of business as demand grew for hedging products that allow customers to control their exposure to volatile markets.

Exchange Differences (Net)

Exchange differences (net) was R$1.5 billion in 2008, a 286% increase from R$382 million in 2007.  Excluding the effect of the acquisition of Banco Real, exchange differences (net) was R$300 million in 2008, a 22% decrease from R$382 million in 2007.  These gains were largely offset by losses on derivative transactions entered into to hedge our foreign currency exposure.  Such losses are recorded under “Gains/losses on financial assets and liabilities.”

Other Operating Income (Expenses)

Other operating income (expenses) declined from income of R$133 million in 2007 to expense of R$60.0 million in 2008, or expense of R$92 million excluding Banco Real, principally reflecting the elimination in May 2008 of fees related to certain loans due to new regulations by the Central Bank.

Administrative Expenses

Administrative expenses increased from R$4.5 billion in 2007 to R$7.2 billion in 2008, or expense of R$4.7 billion excluding Banco Real, reflecting higher personnel expenses in line with historical trends of salary increases tied to inflation and increases in other general expenses.

Personnel expenses

The following table sets forth personnel expenses for each of the periods indicated.

	Year Ended December 31,
	2008	2007
	(in millions of R$)
Wages and salaries	2,253	1,483
Social security costs	569	354
Additions to provisions for defined benefit pension plans	45	38
Contributions to defined contribution pension funds	33	4
Share-based payment costs(1)	89	31
Benefits	423	294
Other personnel expenses	134	179
Total	3,546	2,384
_____________
(1)
Granted typically to members of our board of directors and to our executive directors and officers.  See more details in “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Compensation Plans” and note 37 of our audited consolidated financial statements.

Other general expenses

Other general expenses increased from R$2.1 billion in 2007 to R$3.6 billion in 2008, or expense of R$2.3 billion excluding Banco Real, mainly due to expenses relating to expanding our credit card business and improving our information systems platform and the effects of inflation on our contracts with providers, many of which are indexed to inflation.

Provisions (Net)

Provisions (net) was R$1.2 billion in 2008, unchanged from R$1.2 billion in 2007.  Excluding the effect of the acquisition of Banco Real, provisions (net) was R$1.1 billion in 2008.  Provisions principally include provisions for labor and tax contingencies.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) was R$4.1 billion in 2008, a 86% or R$1.9 billion increase from R$2.2 billion in 2007.  Excluding the effect of the acquisition of Banco Real, impairment losses (net) was R$2.9 billion in 2008, a 33% or R$705 million increase from 2007, reflecting deteriorating credit quality in nearly all our businesses (though primarily in small companies, individual lending and consumer finance products) as a result of worsening economic conditions in Brazil.

Nonperforming assets were R$7.7 billion at December 31, 2008, a 267% increase from R$2.1 billion at December 31, 2007.  Excluding the effect of the acquisition of Banco Real, nonperforming assets were R$3.0 billion at December 31, 2008, a 43% increase from R$2.1 billion at December 31, 2007.  Nonperforming assets increased across all our businesses, although principally in retail banking and consumer finance.  Deteriorating economic conditions resulted in an accelerated increase in nonperforming assets in the third and fourth quarters of 2008.  Nonperforming assets grew by R$4.4 billion, or 204%, and R$1.1 billion, or 17%, in the third and fourth quarter, respectively.  Excluding Banco Real, nonperforming assets increased by R$424 million (20%) and R$438.0 million (17%) in those periods.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2008 and 2007.

	At December 31,
	2008	2007
	(in millions of R$, except percentages)
Computable credit risk(1)	164,695	64,558
Nonperforming assets	7,730	2,093
Allowances for credit losses	8,181	2,249
Ratios
Nonperforming assets to computable credit risk	4.7%	3.2%
Coverage ratio(2)	105.8%	107.5%
_____________
(1)	Computable credit risk is the sum of the face amounts of loans and leases (including nonperforming assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for credit losses as a percentage of nonperforming assets.

Our coverage ratio at December 31, 2008 was 105.8% (after giving effect to the acquisition of Banco Real) and 102.8% (without giving effect to the acquisition of Banco Real) compared to 107.5% at December 31, 2007.

The following table shows our nonperforming assets by type of loan at December 31, 2008 and 2007.

	At December 31,
	2008 (Excluding Banco Real)	2008	2007
	(In millions of R$)
Impaired assets
Commercial, financial and industrial	770	2,730	502
Real estate — mortgage	20	74	23
Installment loans to individuals	2,221	4,528	1,558
Lease financing	12	398	10
Total	3,023	7,730	2,093

Commercial, financial and industrial

Nonperforming assets in commercial, financial and industrial loans increased by R$2.2 billion from December 31, 2007 to December 31, 2008.  Excluding the effect of the acquisition of Banco Real, nonperforming assets in commercial, financial and industrial loans increased R$268 million in 2008, due primarily to higher rates of default by certain of our customers, primarily customers affected by the global financial market crisis, including real estate developers and certain export companies that were highly leveraged in foreign currency.

Real estate — mortgage

Nonperforming assets in real estate — mortgage loans increased by R$41 million from December 31, 2007 to December 31, 2008.  Excluding the effect of the acquisition of Banco Real, real estate — mortgage loans remained stable, with a slight decrease of R$3 million from December 31, 2007 to December 31, 2008.

Installment loans to individuals

Nonperforming assets in installment loans to individuals increased by R$3.0 billion from December 31, 2007 to December 31, 2008.  Excluding the effect of the acquisition of Banco Real, nonperforming assets in installment loans to individuals increased by R$663 million.  This increase was due primarily to the increase in unemployment during the last quarter of 2008 and in the first few months of 2009, which led to higher rates of default by individual borrowers.

Lease financing

Nonperforming loans in lease financing increased by R$388.0 million from December 31, 2007 to December 31, 2008.  Excluding the effect of the acquisition of Banco Real, nonperforming loans in lease financing increased by R$2 million, due primarily to reclassification of certain amounts that were classified under a different line item in 2007 as “lease financing” in 2008.  Management has sought to control losses related to nonperforming loans in lease financing by implementing stricter credit approval policies, including lending only for newer vehicles and requiring higher collateral levels for new loan originations.

Impairment Losses on Other Assets (Net)

Other impairment losses on other assets (net) was R$77 million in 2008, a 74% or R$221 million decrease from R$298 million in 2007.  Excluding the effect of the acquisition of Banco Real, impairment losses (net) was R$4 million in 2008, a R$294 million decrease from 2007, mainly reflecting reduced impairment charges relating to goodwill and other intangible assets due to impairment charges taken in 2007 related to software for the Banespa information technology platform the use of which was discontinued when the platform was converted to the Santander platform.

Income Tax

Income tax was R$170 million in 2008, a 78% or R$614 million decrease from R$784 million in 2007.  Excluding the effect of the acquisition of Banco Real, we had an income tax credit of R$217 million in 2008.  Our effective tax rates, excluding Banco Real, in 2007 and 2008 were 29% and 15%, respectively.  The decrease in effective tax rate reflected the impact of devaluation of the real on the net equity of our Cayman Island branch.  The real declined in value against the dollar by 43% in the last four months of 2008, following our acquisition of this branch in connection with the Banco Real acquisition.  The impact of this devaluation was a reduction of R$681 million of income tax expense.  See “—Other Factors Affecting Financial Condition and Results of Operations—Cayman Offshore Hedging”.  In addition, the effective tax rate was reduced by the use of available tax credits of R$125 million compared to R$27 million in 2007.  At December 31, 2008, we had R$130 million of such tax credits remaining which have no expiration date.

Results of Operations by Segment for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

The following tables present an overview of certain income statement data for each of our operating segments for the years ended December 31, 2008 and 2007.

	For the year ended December 31, 2008
	Commercial Banking	% of Total	Global Wholesale Banking	% of Total	Asset Management and Insurance	% of Total	Total
	(thousands of R$, except percentages)
	(condensed income statement)
Net interest income	10,191,650	89.1	1,213,502	10.6	32,817	0.3	11,437,969
Share of results of entities accounted for using the equity method	112,330	100.0	—	—	—	—	112,330
Net fee and commission income	3,602,255	84.7	449,289	10.6	202,159	4.8	4,253,703
Gains/losses on financial assets and liabilities	(358,011)	(188.8)	540,636	285.0	7,041	3.7	189,666
Other operating income/(expenses)	(21,570)	36.1	(37,782)	63.2	(465)	0.8	(59,817)
Personnel expenses	(3,104,942)	87.5	(403,671)	11.4	(39,549)	1.1	(3,548,162)
Other administrative expenses	(3,485,160)	95.8	(129,640)	3.6	(21,975)	0.6	(3,636,775)
Impairment losses on financial assets (net)	(4,076,108)	99.4	(23,176)	0.6	—	—	(4,099,284)
Provisions (net)	(1,160,918)	94.4	(38,638)	3.1	(30,761)	2.5	(1,230,317)
Impairment losses on nonfinancial assets (net)	(77,267)	100.0	—	—	(10)	—	(77,277)
Profit (loss) before tax	877,525	34.4	1,526,455	59.9	144,853	5.7	2,548,833

	For the year ended December 31, 2007
(Condensed) Income Statement	Commercial Banking	% of Total	Global Wholesale Banking	% of Total	Asset Management and Insurance	% of Total	Total
	(thousands of R$, except percentages)
	(condensed income statement)
Net interest income	5,491,818	88.6	693,259	11.2	10,209	0.2	6,195,286
Share of results of entities accounted for using the equity method	5,884	100.0	—	—	—	—	5,884
Net fee and commission income	2,694,428	87.0	253,022	8.2	150,522	4.9	3,097,972
Gains/losses on financial assets and liabilities	944,229	49.7	950,485	50.1	3,537	0.2	1,898,251
Other operating income/(expenses)	143,362	107.9	(10,412)	(7.8)	(26)	—	132,924
Personnel expenses	(2,071,426)	86.9	(277,737)	11.6	(35,104)	1.5	(2,384,267)
Other administrative expenses	(1,963,009)	94.6	(95,500)	4.6	(17,441)	0.8	(2,075,950)
Impairment losses on financial assets (net)	(2,164,523)	100.2	5,075	(0.2)	11	—	(2,159,437)
Provisions (net)	(1,192,553)	99.7	7,654	(0.6)	(11,513)	1.0	(1,196,412)
Impairment losses on nonfinancial assets (net)	(298,085)	100.0	—	—	3	—	(298,082)
Profit (loss) before tax	1,111,883	41.4	1,482,819	55.2	92,439	3.4	2,687,141

The following tables show our results of operations for the year ended December 31, 2008 for each of our operating segments, the amount contributed by Banco Real to each segment during the period, and the reported results of each segment including amounts contributed by Banco Real.

	For the Year Ended December 31, 2008
Commercial Banking	As Reported Less Banco Real	Banco Real	As Reported
	(In thousands of R$)
Net interest income	5,602,063	4,589,587	10,191,650
Income from equity instruments	35,281	1,691	36,972
Share of results of entities accounted for using the equity method	6,062	106,268	112,330
Net fee and commission income	2,948,287	653,968	3,602,255
Gains/losses on financial assets and liabilities (net)	180,005	(538,016)	(358,011)
Other operating income (expenses)	(73,833)	52,264	(21,570)
Total income	8,697,865	4,865,762	13,563,627
Personnel expenses	(2,020,897)	(1,084,046)	(3,104,942)
Other administrative expenses	(2,213,667)	(1,271,494)	(3,485,160)
Depreciation and amortization of tangible and intangible assets	(622,602)	(174,934)	(797,536)
Provisions (net)	(1,042,570)	(118,347)	(1,160,918)
Impairment losses on financial assets (net)	(2,851,106)	(1,225,002)	(4,076,108)
Impairment losses on other assets (net)	(4,384)	(72,883)	(77,267)
Other nonfinancial gains (losses)	31,323	(15,493)	15,830
Profit (loss) before tax	(26,037)	903,562	877,525

	For the Year Ended December 31, 2008
Global Wholesale Banking	As Reported Less Banco Real	Banco Real	As Reported
	(In thousands of R$)
Net interest income	1,059,853	153,649	1,213,502
Income from equity instruments	—	—	—
Share of results of entities accounted for using the equity method	—	—	—
Net fee and commission income	345,303	103,986	449,282
Gains/losses on financial assets and liabilities (net)	445,100	95,536	540,636
Other operating income (expenses)	(16,864)	(20,918)	(37,782)
Total income	1,833,392	332,253	2,165,645
Personnel expenses	(285,376)	(118,295)	(403,671)
Other administrative expenses	(88,351)	(41,288)	(129,640)
Depreciation and amortization of tangible and intangible assets	(29,342)	(14,723)	(44,065)
Provisions (net)	(40,634)	1,996	(38,638)
Impairment losses on financial assets (net)	(13,034)	(10,142)	(23,176)
Impairment losses on other assets (net)	—	—	—
Other nonfinancial gains (losses)	—	—	—
Profit (loss) before tax	1,376,655	149,800	1,526,455

	For the Year Ended December 31, 2008
Asset Management and Insurance	As Reported Less Banco Real	Banco Real	As Reported
	(In thousands of R$)
Net interest income	9,193	23,624	32,817
Income from equity instruments	—	—	—
Share of results of entities accounted for using the equity method	—	—	—
Net fee and commission income	173,014	29,145	202,159
Gains/losses on financial assets and liabilities (net)	7,041	—	7,041
Other operating income (expenses)	(540)	74	(465)
Total income	188,708	52,843	241,551

	For the Year Ended December 31, 2008
Asset Management and Insurance	As Reported Less Banco Real	Banco Real	As Reported
	(In thousands of R$)
Personnel expenses	(32,667)	(6,882)	(39,549)
Other administrative expenses	(14,682)	(7,293)	(21,975)
Depreciation and amortization of tangible and intangible assets	(4,404)	—	(4,404)
Provisions (net)	(30,046)	(716)	(30,761)
Impairment losses on financial assets (net)	—	—	—
Impairment losses on other assets (net)	—	(10)	(10)
Other nonfinancial gains (losses)	—	—	—
Profit (loss) before tax	106,910	37,943	144,853

Commercial Banking Segment Consolidated Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Summary

Profit before income tax attributed to the Commercial Banking segment for the year ended December 31, 2008 was R$877 million, a R$235 million decrease from R$1,112 million in 2007.  Excluding the effect of the acquisition of Banco Real, profit before income tax attributed to the Commercial Banking segment for the year ended December 31, 2008 was a loss of R$26 million, a R$1,138 million decrease from R$1,112 million in 2007.

Net Interest Income

Net interest income for the Commercial Banking segment was R$10.2 billion in 2008, a 86% or R$4.7 billion increase from R$5.5 billion in 2007.  Excluding the effect of the acquisition of Banco Real, net interest income for the Commercial Banking segment was R$5.6 billion in 2008, a 2% or R$0.1 billion increase from R$5.5 billion in 2007, mainly due to growth in our lending activities, offset in part by a decrease in the average spread of our credit assets as the proportion of lending to individuals in the mix declined, and increasing market rates of interest, which were reflected in the new time deposits during the period.

Share of Results of Entities Accounted for using the Equity Method

Share of results of entities accounted for using the equity method for the Commercial Banking segment was R$112 million in 2008, a R$106 million increase from R$6 million in 2007.  Excluding the effect of the acquisition of Banco Real, share of results of entities accounted for using the equity method for the Commercial Banking segment was R$6 million, unchanged from 2007.

Net Fee and Commission Income

Net fee and commission income for the Commercial Banking segment was R$3.6 billion in 2008, a 34% or R$908.0 million increase from R$2.7 billion in 2007.  Excluding the effect of the acquisition of Banco Real, net fee and commission income for the Commercial Banking segment was R$2.9 billion in 2008, a 9% or R$250.0 million increase from R$2.7 billion in 2007, mainly due to increased commissions on the sale of insurance by our retail banking branches, offset in part by the effect of new restrictions on other banking fees.

Gains/(Losses) on Financial Assets and Liabilities

Gains/(losses) on financial assets and liabilities for the Commercial Banking segment amounted to a loss of R$358 million in 2008, a R$1.3 billion decrease from a gain of R$944 million in 2007.  Excluding the effect of the acquisition of Banco Real, gains/(losses) on financial assets and liabilities for the Commercial Banking segment were R$180 million in 2008, a R$764 million decrease from R$944 million in 2007, mainly due to higher revenues from non recurring items in 2007 compared to 2008, primarily our sale of investment securities in BM&F and BOVESPA.  Losses in Banco Real were principally due to a hedge related to our Cayman Island branch investment, the results of which are largely offset by reduced income taxes.  See “—Other Factors Affecting Financial Condition and Results of Operations—Cayman Offshore Hedging”.

Other Operating Income/(Expenses)

Other operating income/(expenses) for the Commercial Banking segment amounted to an expense of R$21 million in 2008, a R$165 million decrease from a gain of R$143 million in 2007.  Excluding the effect of the acquisition of Banco Real, other operating income/(expenses) for the Commercial Banking segment amounted to an expense of R$74 million 2008, a R$217 million decrease from a gain of R$143 million in 2007, mainly reflecting the elimination in May 2008 of fees related to certain loans due to new regulations by the Central Bank.

Personnel Expenses

Personnel expenses for the Commercial Banking segment increased from R$2.1 billion in 2007 to R$3.1 billion in 2008, a 48.0% or R$1 billion increase.  Excluding the effect of the acquisition of Banco Real, personnel expenses for the Commercial Banking segment were R$2.0 billion, a 2% or R$50.0 million decrease from R$2.1 billion in 2007, mainly due to the streamlining of our operations in anticipation of obtaining cost synergies from the acquisition of Banco Real.

Other General Administrative Expenses

Other general administrative expenses for the Commercial Banking segment increased from R$2.1 billion in 2007 to R$3.5 billion in 2008, a 78% or R$1.5 billion increase.  Excluding the effect of the acquisition of Banco Real, other general administrative expenses for the Commercial Banking segment were R$2.2 billion, a 13% or R$250 million increase from R$2 billion in 2007, mainly due to expenses relating to expanding our credit card business and improving our information systems platform and the effects of inflation on our contracts with providers, many of which are indexed to inflation.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the Commercial Banking segment was R$4.1 billion in 2008, a 90% or R$1.9 billion increase from R$2.2 billion in 2007.  Excluding the effect of the acquisition of Banco Real, impairment losses (net) for the Commercial Banking segment was R$2.9 billion in 2008, a 33% or R$705.0 million increase from 2007, reflecting deteriorating credit quality in nearly all areas of our Commercial Banking segment (though primarily in small companies, individual lending and consumer finance products) as a result of worsening economic conditions in Brazil.

Provisions (Net)

Provisions (net) for the Commercial Banking segment was R$1.2 billion in 2008, unchanged from R$1.2 billion in 2007.  Excluding the effect of the acquisition of Banco Real, provisions (net) for the Commercial Banking segment was R$1 billion in 2008.  Provisions principally include provisions for labor and tax contingencies.

Impairment Losses on Nonfinancial Assets (Net)

Other impairment losses on other assets (net) for the Commercial Banking segment was R$77 million in 2008, a 74% or R$221.0 million decrease from R$298 million in 2007.  Excluding the effect of the acquisition of Banco Real, impairment losses (net) for the Commercial Banking segment was R$4 million in 2008, a R$294 million decrease from 2007, mainly reflecting reduced impairment charges relating to intangible assets due to impairment charges taken in 2007 related to software for the Banespa information technology platform the use of which was discontinued when the information technology system was converted to the Santander platform.

Global Wholesale Banking Consolidated Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Summary

Profit before income tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2008 was R$1,526 million, a R$43 million increase from R$1,483 million in 2007.  Excluding the effect of the acquisition of Banco Real, profit before income tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2008 was R$1,377 million, a 7% or R$106.0 million decrease from R$1,483 million in 2007.

Net Interest Income

Net interest income for the Global Wholesale Banking segment was R$1.2 billion in 2008, a 75% or R$520.0 million increase from R$693 million in 2007.  Excluding the effect of the acquisition of Banco Real, net interest income for the Global Wholesale Banking segment was R$1,060 million in 2008, a 53% or R$367 million increase from R$693 million in 2007, reflecting growth in the credit portfolios of our GB&M customers and increased in net interest income from our treasury business.

Net Fee and Commission Income

Net fee and commission income for the Global Wholesale Banking segment was R$449 million in 2008, a 78% or R$196 million increase from R$253 million in 2007.  Excluding the effect of the acquisition of Banco Real, net fee and commission income for the Global Wholesale Banking segment was R$345 million in 2008, a 36% or R$92 million increase from R$253 million in 2007, mainly due to an increase in net commissions for foreign trading operations resulting from a higher volume of transactions in 2008 compared to 2007 and higher fee commissions from guarantees and brokerage businesses.

Gains/(Losses) on Financial Assets and Liabilities

Gains on financial assets and liabilities for the Global Wholesale Banking segment were R$541 million in 2008, a 43% or R$410.0 million decrease from R$951 million in 2007.  Excluding the effect of the acquisition of Banco Real, gains/(losses) on financial assets and liabilities for the Global Wholesale Banking segment were R$445 million in 2008, a 53% or R$505 million decrease from R$951.0 million in 2007, mainly due to decrease in gains on financial assets and liabilities in our treasury business.

Other Operating Income/(Expenses)

Other operating expenses for the Global Wholesale Banking sector were expenses of R$38 million in 2008, a 263% or R$28 million increase from expenses of R$10 million in 2007.  Excluding the effect of the acquisition of Banco Real, other operating income/(expenses) for the Global Wholesale Banking segment amounted to expenses of R$17 million in 2008, a 62% or R$7 million increase from expenses of R$10 million in 2007, mainly due to higher expenses for deposit insurance as a result of increases in time deposits.

Personnel Expenses

Personnel expenses for the Global Wholesale Banking segment increased from R$278 million in 2007 to R$404 million in 2008, a 45% or R$126 million increase.  Excluding the effect of the acquisition of Banco Real, personnel expenses for the Global Wholesale Banking segment were R$285 million in 2008, a 3% or R$7 million increase from R$278 million in 2007, reflecting higher costs in line with annual salary increases tied to inflation.

Other General Administrative Expenses

Other general administrative expenses for the Global Wholesale Banking segment increased from R$96 million in 2007 to R$130 million in 2008, a 36% or R$34 million increase.  Excluding the effect of the acquisition of Banco Real, other general administrative expenses for the Global Wholesale Banking segment were R$88 million in 2008, a 7% or R$7 million decrease from R$96 million in 2007, reflecting our cost control targets.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the Global Wholesale Banking segment were R$23 million in 2008, compared to a gain of R$5 million in 2007.  Excluding the effect of the acquisition of Banco Real, impairment losses on financial assets (net) for the Global Wholesale Banking segment were R$13 million in 2008, compared to a gain of R$5 million in 2007, mainly due to increased delinquency by our wholesale customers as a result of the global financial crisis.

Provisions (Net)

Provisions (net) for the Global Wholesale Banking segment were R$39 million in 2008, compared to a gain of R$8 million in 2007.  Excluding the effect of the acquisition of Banco Real, provisions (net) for the Global Wholesale Banking segment were R$41 million in 2008, compared to a gain R$8 million in 2007.

Asset Management and Insurance Segment Consolidated Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Summary

Profit before income tax attributed to the Asset Management and Insurance segment for the year ended December 31, 2008 was R$145 million, a R$53 million increase from R$92 million in 2007.  Excluding the effect of the acquisition of Banco Real, profit before income tax attributed to the Asset Management and Insurance segment for the year ended December 31, 2008 was R$107 million, a 16% or R$15 million increase from R$92 million in 2007.  Results of operations in our Asset Management and Insurance segment in 2008 and 2007 do not include the results of operations of the asset management and insurance entities that were acquired on August 14, 2009.  See “Item 4. Information on the Company—B. Business Overview—Asset Management and Insurance”.

Net Interest Income

Net interest income for the Asset Management and Insurance segment was R$33 million in 2008, a 221% or R$23 million increase from R$10 million in 2007.  Excluding the effect of the acquisition of Banco Real, net interest income for the Asset Management and Insurance segment was R$9 million in 2008, a 10% or R$1 million decrease from R$10 million in 2007.  The decrease was due primarily to lower cash volumes in 2008 compared to 2007.

Net Fee and Commission Income

Net fee and commission income for the Asset Management and Insurance segment was R$202 million in 2008, a 34% or R$52 million increase from R$151 million in 2007.  Excluding the effect of the acquisition of Banco Real, net fee and commission income for the Asset Management and Insurance segment was R$173 million in 2008, a 15% or R$23 million increase from R$151 million in 2007, mainly due to an increase in net commissions on the sale of insurance.

Gains/(Losses) on Financial Assets and Liabilities

Gains on financial assets and liabilities for the Asset Management and Insurance segment were R$7 million in 2008, a 100% or R$3.5 million increase from R$3.5 million in 2007, mainly due to an increase in revenues from the available for sale financial assets.  The acquisition of Banco Real did not have any impact on this item in our financial statements.

Other Operating Income/(Expenses)

Other operating expenses for the Asset Management and Insurance segment were R$465 thousand in 2008, a R$439 thousand increase from R$26 thousand in 2007.  Excluding the effect of the acquisition of Banco Real, other operating income/(expenses) for the Asset Management and Insurance segment was income of R$540 thousand in 2008, compared to an expense of R$26 thousand in 2007.

Personnel Expenses

Personnel expenses for the Asset Management and Insurance segment increased from R$35 million in 2007 to R$40 million in 2008, a 13% or R$4 million increase.  Excluding the effect of the acquisition of Banco Real, personnel expenses for the Asset Management and Insurance segment were R$33 million in 2008, an 7% or R$2 million decrease from R$35 million in 2007, mainly due to the streamlining of our employee operations in anticipation of producing cost synergies from the acquisition of Banco Real.

Other General Administrative Expenses

Other general administrative expenses for the Asset Management and Insurance segment increased from R$17 million in 2007 to R$22 million in 2008, a 26% or R$5 million increase.  Excluding the effect of the acquisition of Banco Real, other general administrative expenses for the Asset Management and Insurance segment were R$15 million in 2008, a 16% or R$3 million decrease from R$17 million in 2007, mainly due to operations streamlining carried out in anticipation of obtaining cost synergies from the acquisition of Banco Real.

Provisions (Net)

We recorded provisions (net) in the Asset Management and Insurance segment in 2008 of R$30.8 million compared to provisions (net) of R$12 million in 2007.  Excluding the effect of the acquisition of Banco Real, provisions (net) for the Asset Management and Insurance segment were R$30 million in 2008, a 161% or R$18 million increase from R$12 million.

New Accounting Pronouncements

Adoption of new standards and interpretations

All standards and interpretations which came into force were adopted by us in 2009.  The following are the standards and interpretations applicable to us and which affect our consolidated financial statements:

Revision of IAS 1 Presentation of Financial Statements: introduces certain changes in the presentation of financial statements, including changes to the titles of individual financial statements, as described below. The statement of changes in equity will only include changes in equity arising from transactions with owners acting in their capacity as owners.  With respect to  “non-owner” changes (e.g. transactions with third parties or income and expenses recognized directly in equity), entities are no longer permitted to present items of other comprehensive income separately in the statements of changes in equity.  Such non-owner movements must be presented in a statement of comprehensive income and the total carried to the statement of changes in equity.  All items of income and expense (including those recognized outside of profit or loss) must be presented either in a single statement of comprehensive income with subtotals or in two separate statements (a separate income statement and a statement of comprehensive income).  IAS 1 also introduces new reporting requirements when the entity applies a change in accounting policy retrospectively, makes a restatement or reclassifies items in previously issued statements.

Paragraph 10 of the revised IAS 1 provides the possibility of changing the names of the financial statements.  The new terminology which may be used to refer to the financial statements is as follows:

•	The balance sheet becomes the statement of financial position.

•	The statement of recognized income and expense becomes the statement of comprehensive income.

•	The statement of cash flows remains the same.

In preparing these financial statements, we have retained the names of the financial statements used in the consolidated financial statements for 2008.

Amendments to IAS 32 and IAS 1 – Puttable Financial Instruments and Obligations Arising on Liquidation: the amendments address the classification of puttable financial instruments and obligations arising only on liquidation.  Following the amendments, these instruments are presented as equity provided that they meet certain criteria including that of being the most subordinated class, and provided that they evidence a residual interest in the net assets of the entity.

Amendments to IFRS 1 and IAS 27 - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate: this amendment refers to separate financial statements and, therefore, is not applicable to consolidated financial statements.

Amendment to IFRS 7 Financial Instruments: the objective of this amendment aims to increase disclosure requirements, including the requirements for disclosure of fair value measurement and liquidity risk.

Amendment to IAS 39 and IFRIC 9 clarifying the treatment of embedded derivatives for companies which have made use of the Amendment to IAS 39 on reclassifications, issued by the IASB.  These amendment clarifies that in a reclassification of an asset in the “financial assets at fair value through profit or loss” category all the embedded derivatives must be measured and, where necessary, accounted for separately in the financial statements.

IFRIC 13 Customer Loyalty Programmes: this interpretation addresses the accounting by entities that provide their customers with incentives to buy goods or services by providing awards as part of a sales transaction, such as credit card reward schemes.

Amendments to IAS 39, Eligible Hedged Items: these amendments establish that inflation may only be designated as a hedged item if it is a contractually specified portion of the cash flows to be hedged. Only the intrinsic value and not the time value of a purchased option may be used as a hedge instrument.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation: this interpretation clarifies the following matters: (i) the exposure to foreign exchange differences between the functional currency of the foreign operation and the presentation currency of the parent cannot be designated as a hedged risk, and only the foreign currency exposure arising between the functional currency of the parent and that of its foreign operation qualifies for hedge accounting; (ii) the hedging instrument used to hedge the net investment may be held by any entity within the group, not necessarily by the parent of the foreign operation; and, (iii) it addresses how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item on disposal of the foreign operation.

IFRS 2, ‘Share-based payment’ – Vesting conditions and cancellations The IASB published an amendment to IFRS 2, ‘Share-based payment’, in January 2008.  The changes pertain mainly to the definition of vesting conditions and the regulations for the cancellation of a plan by a party other than the company.

Improvements to IFRS were issued in May 2008.  The improvements contain numerous amendments to IFRS that the IASB considers non-urgent but necessary.  ‘Improvements to IFRS’ comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS standards.  Most of the amendments are effective for annual periods beginning on or after 1 January 2009 , with earlier application permitted.  The adoption of the above mentioned standards and interpretations did not have a material effect on the consolidated financial statements taken as a whole.

Standards and interpretations effective subsequent to December 31, 2009

We have not yet adopted the following new or revised IFRS standards or interpretations, which have been issued but have effective dates subsequent to December 31, 2009:

IFRS 9 – Financial Instruments: Recognition and Measurement – The main changes of IFRS 9 compared to IAS 39 are: (i) all financial assets are initially measured at fair value plus, in the case of a financial asset not at fair value through profit or loss, transactions costs.  (ii)  new requirements for classifying and measuring financial assets - the standard divides all financial assets that are currently in the scope of IAS 39 in two classifications: amortized cost and  fair value (iii) the IAS 39’s available for sale and held to maturity categories were eliminate.  (iv) the embedded derivatives concept of IAS 39 is not included in IFRS 9.

Amendments to IFRS 2 – The amendments of IFRS 2 provide additional guidance on the accounting for share-based payment transactions among group entities (incorporating guidance previously contained in IFRIC 11).

Revision of IFRS 3 Business Combinations and Amendment to IAS 27 Consolidated and Separate Financial Statements -  introduce significant changes in several matters relating to accounting for business combinations, and only applied prospectively.  These changes include the following: (i) acquisition costs must be expensed, rather than recognized as an increase in the cost of the business combination; (ii) in step acquisitions the acquirer must re-measure at fair value the investment held prior to the date that control is obtained; and (iii) there is an option to measure at fair value the minority interests of the acquiree, as opposed to the single current treatment of measuring them as the proportionate share of the fair value of the net assets acquired.

Revision to IAS 32: Classification of Rights Issues  - Under the amendment to IAS 32 rights, options and warrants – otherwise meeting the definition of equity instruments in IAS 32.11 – issued to acquire a fixed number of an entity’s own non-derivative equity instruments for a fixed amount in any currency are classified as equity instruments, provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments.

IAS 38 Intangible Assets – Amendments to clarify the description of valuation techniques commonly used by entities when measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments.

IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction- This IFRIC  has been amended  to remedy an unintended consequence of IFRIC 14 where entities are in some circumstances not permitted to recognize prepayments of minimum funding contributions, as an asset.  Entities shall apply this Interpretation prospectively for annual periods beginning on or after January 1, 2011.  Our management estimates that the application of the amendments of IFRIC 14 will not have a material effect on the Company’s financial condition or results of operations.

IFRIC 17 Distributions of Non-Cash Assets to Owners – The interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders.

IFRIC 18 Transfers if Assets from customers – The interpretation addresses the accounting by recipients for transfers of property, plant and equipment from “customers” and concludes that when the item of property, plant and equipment transferred meets the definition of an asset from the perspective of the recipient, the recipient should recognized the asset as its fair value on the date of the transfer, with the credit recognized as revenue in accordance with IAS 18 Revenue.

Improvements to IFRS were issued in April 2009.  They contain numerous  amendments to IFRS that the IASB considers non-urgent but necessary.  ‘Improvements to  IFRS’ comprise amendments that result in accounting changes for presentation, recognition  or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS standards.  Most of the amendments are effective for annual periods beginning on or after 1 January 2010, with earlier application permitted.  No material changes to accounting policies are expected as a result of these amendments.

Revision of IFRS 5 Non Current Assets Held for Sale and Discontinued Operation - Amendment to clarify that IFRS 5 specifies the disclosures required in respect of non current assets (or disposal groups) classified as held for sale or discontinued operations.

Revision of IFRS 8 Operating Segments - Amendment to clarify that an entity is required to disclose a measure of segment assets only if that measure is regularly reported to the chief operating decision maker.

Revision of IAS 1 Presentation of Financial Statements - Clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or noncurrent.  By amending the definition of current liability, the amendment permits a liability to be classified as noncurrent (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least twelve months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time.

Revision of IAS 7 Statement of Cash Flows - Amendment to require that only expenditures that result in a recognized asset in the statement of financial position can be classified as investing activities.

Revision of IAS 17 Leases - Deletion of specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification.  As a result, leases of land should be classified as either finance or operating using the general principles of IAS 17.

Revision of IAS 24 Related Party Disclosures – The revision of IAS 24 clarifies the definition of related parties.

Revision of IAS 36 Impairment of Assets - Amendment to clarify that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment as defined by paragraph 5 of IFRS 8 Operating Segments.

Revision of IAS 39 Financial Instruments: Recognition and Measurement – Amendments to clarify (i) that prepayment options, the exercise price of which compensates the lender for loss of interest by reducing the economic loss from reinvestment risk, should be considered closely related to the host debt contract; (ii) it only applies to binding (forward) contracts between an acquirer and a vendor in a business combination to buy an acquiree at a future date, the term of the forward contract should not exceed a reasonable period normally necessary to obtain any required approvals and to complete the transaction and the exemption should not be applied to option contracts (whether or not currently exercisable) that on exercise will result in control of an entity, nor by analogy to investments in associates and similar transactions; (iii) when to recognize gains or losses on hedging instruments as a reclassification adjustment in a cash flow hedge of a forecast transaction that results subsequently in the recognition of a financial instrument.  The amendment clarifies that gains or losses should be reclassified from equity to profit or loss in the period in which the hedged forecast cash flow affects profit or loss; (iv) changes in impairment of financial assets as mentioned in the Exposure Draft 2009/12; and (v) changes in the requirements of derecognition of financial assets as mentioned in the Exposure Draft 2009/3.

We do not expect the adoption of the above-mentioned standards and interpretations to have a material effect on the consolidated financial statements taken as a whole , except for the adoption of IFRS 9, which we are analyzing to determine the impacts.

B.    Liquidity and Capital Resources

In line with the Santander Group’s global funding policy, we primarily fund our operations independently of any of the other entities in the Santander Group. The main source of our funding is customer deposits  in particular, demand, savings and time deposits, in line with that of other Brazilian banks. These deposits, combined with capital and other similar instruments, enable us to cover most of our liquidity requirements. Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans. For more information related to our structural and currency gap, see “Item 11. Quantitative and Qualitative Disclosures about Risk”.

Our asset and liability management is carried out within defined limits as determined by the Asset and Liability Management Committee, or “ALCO”, which operates under guidelines and procedures established by the Santander Group, including limits for positioning in different areas of the Brazilian financial market.  See “Item 11. Quantitative and Qualitative Disclosure about Risk—Credit Risk—Asset and Liability Management Committee” for further information regarding the ALCO.

The following table sets forth our capitalization as of December 31, 2009 and December 31, 2008,

	At December 31, 2009(1)		At December 31, 2008
	Amount	Ratio	Amount	Ratio
	(in millions of R$, except percentages)
Tier 1 capital	42,358	20.7%	23,033	10.7%
Tier 2 capital	9,973	4.9%	8,504	4.0%
Tier 1 and 2 capital	52,331	25.6%	31,537	14.7%
Required Regulatory Capital(2)	22,483	N.A.	23,528	N.A.
_____________
(1)	Based on Central Bank criteria, which disregards the goodwill effect.

(2)	Includes credit, market and operational risk capital required.

Funding

We fund most of our assets with local deposits, in line with other Brazilian banks, In accordance with Brazilian regulations, we generally may not issue bonds in the local market, Our external foreign-currency bond issuances comprise a small portion of our total liabilities, We also sell government securities under agreements to repurchase for purposes of funding the overnight government bond market, In connection with the acquisition of Banco Real, Santander Spain provided funding to Santander Brasil of R$2.5 billion by means of the acquisition of certain GB&M loans that had been originated by ABN AMRO.

Deposits

The following tables present the composition of Santander Brasil’s consolidated funding at the dates indicated.

	At December 31,
Deposits	2009	2008	2007
	(in millions of R$)
Deposits from the Brazilian Central Bank and credit institutions
Time deposits	20,838	26,721	11,949
Other demand accounts	195	66	61
Repurchase agreements	164	31	6,834
Total	21,197	26,818	18,844
Customer deposits
Current accounts	15,140	15,298	6,588
Savings accounts	25,216	20,643	6,288
Other demand deposits	—	—	26
Time deposits	74,634	88,880	26,028
Repurchase agreements	34,450	30,674	16,281
Total	149,440	155,495	55,211
Total deposits	170,637	182,313	74,055

	At December 31,
	2009		2008		2007
Short-Term Borrowings	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase (principally Brazilian Government securities)
At December 31	34,614	9.9%	30,706	13.6%	23,115	11.2%
Average during year	32,493	11.5%	19,639	12.0%	21,567	11.0%
Maximum month-end balance	37,214	—	31,058	—	25,748	—
Total short-term borrowings at year-end (1)	34,614		30,706		23,115
_____________
(1)	Includes in Deposits from the Central Bank and credit institutions and customer deposits.

Deposits from the Central Bank and Credit Institutions. Our balance of deposits from the Central Bank and credit institutions increased from R$18.8 billion on December 31, 2007 to R$26.8 billion on December 31, 2008 and R$21.2 billion on December 31, 2009, representing 25%, 15% and 12% of total deposits, respectively, Excluding the effect of the acquisition of Banco Real, our deposits from the Central Bank and credit institutions were R$20.4 billion at December 31, 2008, representing 23% of total deposits at December 31, 2008. The variation from December 31, 2008 to December 31, 2009 was mainly generated by the depreciation of the real against the U.S. dollar of 25%.

Customer Demand Deposits. Our balance of demand deposits (current accounts and other demand deposits) was R$6.6 billion as of December 31, 2007, R$15.3 billion as of December 31, 2008 and R$15.1 billion as of  December 31, 2009, and our percentage of demand deposits to total deposits was 9% on December 31, 2007, 8% as of  December 31, 2008 and 9% on December 31, 2009.  Excluding the effect of the acquisition of Banco Real, our balance of demand deposits was R$5.3 million on December 31, 2008 and our percentage of demand deposits to total deposits was 6% on December 31, 2008. The 2008 variation excluding the effect of the acquisition of Banco Real was mainly a result of the global financial crisis which reduced the liquidity in the local market.

Customer Savings Deposits. After the Banco Real acquisition, our savings deposits increased from R$6.3 billion as of  December 31, 2007 to R$20.6 billion as of  December 31, 2008 and R$25.2 billion as of  December 31, 2009, and our percentage of savings deposits to total deposits was 8% as of  December 31, 2007, 11% as of  December 31, 2008 and 15% as of  December 31, 2009. Excluding the effect of the acquisition of Banco Real, our savings deposits were R$8.3 billion as of  December 31, 2008, representing 9% of total deposits as of  December 31, 2008. The increases from December 31, 2007 through December 31, 2009 reflected migration from investment funds towards lower risk bank deposits initially driven by a “flight to quality” (or movement to institutions and investment products perceived as being lower-risk), which continued until the end of 2008,  thereafter, increases were mainly due to the decline in the rates of return on fixed income investments due to the reduction of local interest rates, which caused regular saving accounts to be more attractive to investors.

Customer Time Deposits. Our balance of time deposits increased from R$26.0 billion as of December 31, 2007 to R$88.9 billion at December 31, 2008 and R$74.6 billion at December 31, 2009, representing 35%, 49% and 41% of total deposits, respectively, Excluding the effect of the acquisition of Banco Real, our time deposits were R$40.9 billion as of  December 31, 2008, representing 46% of total deposits as of  December 31, 2008.  The 2008 variation excluding the effect of the acquisition of Banco Real was mainly due to migration from investment funds.

Customer Deposits - Repurchase Agreements. We maintain a portfolio of Brazilian public and private sector liquid debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile, and are composed, generally, of Brazilian public securities. Securities sold under repurchase agreements increased from R$16.3 billion as of December 31, 2007 to R$30.7 billion as of  December 31, 2008 and R$34.4  billion as of  December 31, 2009, representing 22%, 17% and 20% of total funding, respectively. The variation from December 31, 2008 to December 31, 2009 was mainly movement of customer funds out of mutual funds and other similar vehicles into lower-risk bank deposits as well as a “flight to quality” as Brazilian customers moved their savings to larger financial institutions.  Excluding the effect of the acquisition of Banco Real, securities sold under repurchase agreements were R$14.4 billion as of December 31, 2008, representing 16% of total funding as of December 31, 2008.

Other Funding

Marketable Debt Securities. As of December 31, 2009, we had R$11.4 billion in funds from issuance of marketable debt securities, representing 5.6% of our total funding.  This amount includes (1) R$1.2 billion in Agribusiness Credit Notes (Letra de Crédito do Agronegócio), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, issued exclusively by financial institutions, related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain; (2) R$5.9 billion of Real Estate Credit Notes – LCI related to credit rights originated from real estate transactions; (3) R$2.8 billion in bonds and other securities; and (4) R$1.4 billion in securitization notes.  We have entered into securitization transactions involving the sale of our right, title and interest in (but none of our obligations under) certain of our diversified payment rights, which consist of certain U.S. dollar- and euro-denominated payment orders received or to be received by us.  Sales of such diversified payment rights are made to a special purpose company, which finances its purchases of such rights through the issue of notes.

Subordinated Debt. At December 31, 2009, our subordinated debt included (1) U.S.$500 million in perpetual securities at a fixed rate of 8.7% per year with quarterly interest payments issued in September 2005, (2) R$10.4 billion of certificates of deposit issued by us in the local market in various issuances at average interest rates indexed to CDI or IPCA.

C.           Research and development, patents and licenses, etc.

Other than our program of technological innovation we do not have any significant policies or projects relating to research and development, and we own no patents or licenses.

D.           Trend information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity and capital resources, or that would cause reported financial information to be not necessarily indicative of future operating results or financial condition:

-
The financial problems of some countries in Europe could cause another international crisis.  If it happens, the expected GDP growth for the coming years could not occur and, as a result, the credit portfolio could not grow or decrease and also the provisions for loan losses would increase;

-	Inflation increase that causes an increase in interest rates and lower loan growth;

-	Continued market volatility and instability could affect our revenues;

-	Restrictive regulations or government intervention in the bank business would affect our margins and/or loan growth;

-	Regulatory capital changes towards more restrictive rules as a response to the financial crisis;

-	The risk of reduction in the liquidity of the domestic capital market;

-	Tax policies that could decrease the bank’s profitability;

-	Currency fluctuation and exchange rate controls that could have an adverse impact on international investors.

E.     Off-Balance Sheet Arrangements

We have entered, in the normal course of business, into several types of off-balance sheet arrangements, including lines and letters of credit and financial guarantees.

Lending-Related Financial Instruments and Guarantees

We utilize lines and letters of credit and financial guarantee instruments to meet the financing needs of our customers, The contractual amount of these financial instruments represents the maximum possible credit risk should the counterparty draw down the commitment or we fulfill our obligation under the guarantee, and the counterparty subsequently fails to perform according to the terms of the contract.  Most of these commitments and guarantees expire without the counterparty drawing on the credit line or a default occurring.  As a result, the total contractual amount of these instruments does not represent our future credit exposure or funding requirements.  Further, certain commitments, primarily related to consumer financing are cancelable, upon notice, at our option.

The following table sets forth the maximum potential amount of future payments under credit and financial guarantees.

	At December 31,
	2009	2008	2007
	(millions of R$)
Contingent liabilities
Financial guarantees and other securities	20,506	24,765	14,835
Documentary credits	461	640	464
Total contingent liabilities	20,967	25,405	15,299
Commitments
Loan commitments drawable by third parties	77,789	68,778	18,090
Securities placement commitments	3,438	9,615	3,646
Total commitments	81,227	78,393	21,736
Total	102,194	103,798	37,035

F.    Contractual Obligations

Our contractual obligations at December 31, 2009 are summarized as follows:

	At December 31, 2009
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of R$)
Contractual Obligations
Deposits from central banks	240	240	–	–	–
Deposits from credit institutions	20,956	12,624	7,486	742	105
Customer deposits	149,440	104,632	40,770	4,032	6
Marketable debt securities	11,439	8,125	937	1,533	844
Subordinated liabilities	11,305	2	-	4,331	6,971
Total	193,380	125,623	49,193	10,638	7,926

The above table does not reflect amounts that we may have to pay on derivative contracts.  The amounts ultimately payable will depend upon movements in financial markets.  The aggregate fair value of all our derivative contracts at December 31, 2009 was R$702 million.

In addition, we lease many properties under standard real estate lease contracts, which leases can be canceled at our option and include renewal options and escalation clauses. Total future minimum payments of non-cancelable operating leases as of December 31,2009 is R$ 1,078 million, of which R$314 million matures in up to one year, R$

687 million from one year to up to five years and R$ 76 million after five years. In 2008, we paid R$249 million under such leases and in the year ended December 31, 2009, we paid R$304 million under such leases.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Management

According to our by-laws, we are managed by a board of directors (conselho de administração) and a board of executive officers (diretoria executiva).  Only individuals may be elected as members of the board of directors and the board of executive officers.  The members of the board of directors must be shareholders, whether or not residing in Brazil, and the members of the board of executive officers may or may not be shareholders, provided they reside in Brazil.

In addition to those two administrative bodies, we also have another statutory body, the audit committee, which reports to the board of directors, created and functioning in accordance with the standards of the Brazilian Central Bank (Resolution No. 3194/04 of the Brazilian National Monetary Council).

Board of Directors

The board of directors is the advisory board of the bank as set out in our by-laws and in applicable legislation. The board of directors is responsible for guiding the business of the bank and its subsidiary and associated companies in Brazil.

Since September 2, 2009, and as provided for in our by-laws, the board of directors is comprised of a minimum of five members and a maximum of twelve members, elected at the shareholders’ meeting for terms of two years. A minimum of 20% of the members of the board of directors must be independent directors, as defined by Regulation Level 2 of the BM&FBOVESPA. The board of directors has a Chairman and a Vice Chairman elected at the general shareholders’ meeting by majority vote.

The board of directors meets regularly four times a year and extraordinarily as often as required by the chairman of the board of directors.

The current members of the board of directors were appointed at the extraordinary shareholders’ meetings held on September 2, 2009 and February 3, 2010, including three independent directors.  The term of the members of the board of directors will expire at the general shareholders’ meeting to be held in the first four months of 2011.

Pursuant to Brazilian Law, the election of each member of the board of directors must be approved by the Brazilian Central Bank.

As a result of our agreement with BM&FBOVESPA to join the Level 2 segment of BM&FBOVESPA and of our adherence to Regulation Level 2 of the BM&FBOVESPA, our directors have, prior to taking office executed an instrument of adherence to this regulation and our agreement with BM&FBOVESPA.

The following table sets forth the names, positions and dates of birth of the current members of our board of directors:

Name	Position	Date of Birth
Marcial Angel Portela Alvarez	Chairman	March 23, 1945
Fabio Colletti Barbosa	Vice Chairman	October 3, 1954
José Antonio Alvarez Alvarez	Member	January 6, 1960
José Manuel Tejón Borrajo	Member	July 11, 1951
José de Menezes Berenguer Neto	Member	September 10, 1966
José de Paiva Ferreira	Member	March 1, 1959
Celso Clemente Giacometti	Independent Member	October 13, 1943
José Roberto Mendonça de Barros	Independent Member	February 7, 1944
Viviane Senna Lalli	Independent Member	June 14, 1957

Below are biographies of the members of our board of directors.

Fábio Colletti Barbosa.  Mr. Barbosa is Brazilian and was born on October 3, 1954.  He holds a bachelor’s degree in business economics science from Fundação Getúlio Vargas in São Paulo and a MBA from the Institute for Management and Development in Lausanne.  As the vice chairman of our board of directors and our president and chief executive officer, he is responsible for our company’s strategy in Brazil.  Mr. Barbosa has been engaged in the financial market for 23 years.  He was the chairman of the board of directors of Banco Real from 1996 to 2009. Mr. Barbosa joined Banco Real in 1995 as head of corporate banking and finance and, during the period from 1996 to 1998, was in charge of Banco Real’s strategy in Brazil.  Currently, he is also an executive officer of Companhia Real de Valores — Distribuidora de Títulos e Valores Mobiliários, member of the board of directors of Santander Leasing S.A. - Arrendamento Mercantil and Real Microcrédito Assessoria Financeira S.A., a member of the board of directors of Petróleo Brasileiro S.A. - Petrobrás, president of the Brazilian Banking Federation — FEBRABAN and member of the Social and Economic Development Council of the Presidency of Brazil.

Marcial Angel Portela Alvarez.  Mr. Portela is Spanish and was born on March 23, 1945.  He holds a bachelor’s degree in political science from the Universidad de Madrid in Spain and a master’s degree in sociology from the University of Louvain in Belgium.  He is currently the executive vice president of Banco Santander, S.A., where he is responsible for all of the Latin American operations.  He is a member of the board of directors of Banco Santander Mexico S.A. and vice president of Banco Santander Chile S.A.  Mr. Portela started at Banco Santander as the executive vice president responsible for technology, operations, human resources and efficiency programs.  In 1998 he worked for Comunitel, S.A. in Spain.  From 1996 to 1997 he served as president of Telefonica International, and from 1992 to 1996 he served as a member of the board of directors of Telefonica S.A. (Spain).  From 1991 to 1996, he served as administrator for Corporación Bancaria España, S.A. - Argentaria and as the chairman of the board of directors of Banco Español de Crédito S.A. Banesto.  From 1990 to 1991 he worked for Banco Exterior de España, S.A. in Spain.

José Antonio Alvarez Alvarez.  Mr. Alvarez is Spanish and was born on January 6, 1960.  He holds a bachelor’s degree in business economics science from Universidad Santiago de Compostela in Spain and a MBA from the University of Chicago’s Graduate School of Business.  He started at Banco Santander, S.A. in Spain in 2002 as the head of finance management and in November 2004 was named chief financial officer.  He served as financial director of BBVA (Banco Bilbao Vizcaya Argentaria, S.A.) in Spain from 1999 to 2002 and as financial director of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999.  He was also chief financial officer for Banco Hipotecario, S.A. in Spain from 1993 to 1995 and vice president of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993.    He was a member of the board of directors of Banco de Crédito Local S.A. from 2000 to 2002 and is a member of the board of directors of Santander Consumer Finance, S.A., the chairman of Santander de Titulización, SGFT, S.A., a member of the board of directors of Bolsa de Mercados Españoles, S.A. (BME) and a member of the board of directors of Santander Global Property, S.L.

José Manuel Tejón Borrajo.  Mr. Tejón is Spanish and was born on July 11, 1951.  He holds a bachelor’s degree in economics from the Universidad Complutense de Madrid in Spain.  He started at Banco Santander, S.A. in Spain in 1989 as head of general audit and since 2004 has been responsible for the general audit division and administration control.  Within Grupo Santander, he also serves as the president of the board of directors of Banco de Albacete, S.A., the president of the board of directors of Cantabro Catalana de Inversiones, S.A., a member of the board of directors of Santander Investments, S.A., the vice president of the board of directors of Santander Investments I, S.A., a director of Santander Holding Internacional, S.A., an officer of Santusa Holding, S.L., vice president of the board of directors of Santander Gestión, S.L., president of the board of directors of Administración de Bancos Latinoamericanos Santander, S.L. and president of the board of directors of Grupo Empresarial Santander, S.L.

José de Menezes Berenguer Neto.  Mr. Berenguer is Brazilian and was born on September 10, 1966. He graduated in 1989 with a law degree from Pontifícia Universidade Católica in São Paulo. As member of our board of directors and our senior vice-president executive officer, he is responsible for our global wholesale banking operations, including Global Banking & Markets and Treasury. Mr. Berenguer has been engaged in treasury and investment banking for 24 years. He served as a member of the board of the Emerging Markets Traders Association in 1997 and 1998. Mr. Berenguer was a board member of the Stock Exchange of Rio de Janeiro (Bolsa de Valores do Rio de Janeiro) between 2000 and 2002. In 2002 he became a board member of BM&FBOVESPA. He is currently an executive officer of FEBRABAN, the Brazilian Banking Federation. He is a brother of André Fernandes Berenguer, one of our officers. He is also an executive officer of Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários, Aymoré Crédito, Financiamento e Investimento S.A., and chief executive officer of Banco Bandepe S.A. and Real CHP S.A.

José de Paiva Ferreira.  Mr. Ferreira is Portuguese and was born on March 1, 1959. He holds a degree in business administration from Fundação Getúlio Vargas, a post graduate degree in business from the Fundação Getúlio Vargas and a MBA from the Wharton School of Business. As member of our board of directors and our senior vice-president executive officer, he is the head of the retail marketing distribution channels and retail products area of Banco Santander. Mr. Ferreira has been engaged in the financial markets for 35 years. He started at Banco Bradesco in 1973 and joined Banco Geral do Comércio S.A. in 1985 as chief assistant of services and served as an executive vice-president/executive officer of Banco Geral do Comércio S.A., Banco Santander Noroeste S.A., Banco Meridional and Banco do Estado de São Paulo S.A. - Banespa. He is also an executive officer of Santander Administradora de Consórcios Ltda., Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., superintendent officer of Santander Brasil Seguros S.A., Santander Capitalização S.A. and Universia Brasil, S.A., chief executive officer of Santander Seguros S.A. In addition, he is a member of the board of directors of Universia Brasil S.A. and Real Microcrédito Assessoria Financeira S.A.

Celso Clemente Giacometti.  Mr. Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in business administration from Faculdade de Economia São Luís and graduated with an accounting sciences degree from Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as an auditor at Citibank. From 1960 to 2001 he worked with Arthur Andersen, becoming a partner in 1974 and CEO of the Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments and TIM Participações. He was also CEO of Souto Vidigal, a holding company and family office from 2004 to 2006. On February 3, 2010 he was elected as an independent member of the board of directors of Banco Santander. He is currently a statutory member of the board of LLX Logística, of the Fiscal Council and Audit Committee of AMBEV and of the Fiscal Council of CTEEP/ISA – Transmissão Paulista. He is the managing partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders and former board member of IBGC (Instituto Brasileiro de Governança Corporativa).

José Roberto Mendonça de Barros.  Mr. Mendonça is Brazilian and was born on February 7, 1944.  He holds a bachelor’s degree, postgraduate and doctorate degrees in economics from the University of São Paulo and a post doctorate degree in economics from Yale University.  He is currently a member of the board of directors of BM&FBOVESPA and Tecnisa, and a member of the advisory board of Pão de Açúcar, of Grupo O Estado de São Paulo, of FEBRABAN, of Schneider Electric and of Link Partners.  He is also a member of the consulting chamber of the Novo Mercado of BM&FBOVESPA.  He was a member of the boards of directors of GP Investments, Fosfertil/Ultrafertil, Varig Participações em Transportes Aéreos, Economia da FIESP, Companhia Energética de São Paulo, Eletricidade de São Paulo, Companhia Paulista de Força e Luz,  Companhia de Gás de São Paulo and of the strategic committee of Companhia Vale do Rio Doce.

Viviane Senna Lalli.  Ms. Senna is Brazilian and was born on June 14, 1957.  She holds a bachelor’s degree in psychology from the Pontifícia Universidade Católica in São Paulo.  From 1981 to 1996 she worked as a psychotherapist of adults and children.  She is also a member of the cabinet of President Luís Inácio Lula da Silva (CDES), of the advisory board of Febraban and Citibank Brasil, of the board of education of CNI and FIESP, of the boards of Instituto Coca-Cola, Energias do Brasil, ADVB and Todos pela Educação and of the orientation and social investment committees of Banco Itaú and Unibanco.

Board of Executive Officers

Our board of executive officers is responsible for the management of our bank.

Since April 27, 2010, and as provided for in our by-laws, subject to the approval of the Brazilian Central Bank,  our board of executive officers is comprised of a minimum of two members and a maximum of seventy-five members, elected by our board of directors for terms of two years, one of them must be designated as our president and chief financial officer.  The others are senior vice-president executive officers, vice-president executive officers, investor relations officer, executive officers and officers without specific designation.  Certain of our executive offers are also members of the boards of executive officers and boards of directors of our subsidiaries.

The board of executive officers meets as often as required by the CEO or by the officer designated by him.  The current members of the board of executive officers were elected for a new term of office at the board of directors meeting held on April 28, 2010, subject to the approval of the Brazilian Central Bank. On the same date, fifteen new members were also approved as officers.  The term of the members of the board of executive officers will expire at the first board of directors meeting following the general shareholders’ meeting to be held in the first four months of 2011. Pursuant to Brazilian Law, an acting officer retains his or her position until he or she is reelected or a successor is elected.

As a result of our agreement with BM&FBOVESPA to join the Level 2 segment of BM&FBOVESPA and of our adherence to Regulation Level 2 of the BM&FBOVESPA, our officers have, prior to taking office executed an instrument of adherence to this regulation and our agreement with BM&FBOVESPA.

The following table sets forth the names, positions and dates of birth of our executive officers:

Name	Position	Date of Birth
Fábio Colletti Barbosa(1)	President	October 3, 1954
José de Menezes Berenguer Neto(1)	Senior Vice President Executive Officer	September 10, 1966
José de Paiva Ferreira(1)	Senior Vice President Executive Officer	March 1, 1959
Angel Oscar Agallano(1)	Vice President Executive Officer	March 18, 1957
Carlos Alberto López Galán(1)	Vice President Executive Officer	November 6, 1962
Fernando Byington Egydio Martins(3)	Vice President Executive Officer	January 7, 1957
Gustavo José Costa Roxo da Fonseca(1)	Vice President Executive Officer	February 4, 1967
Ignacio Dominguez-Adame Bozzano(4)	Vice President Executive Officer	August 20, 1968
João Roberto Gonçalves Teixeira(1)	Vice President Executive Officer	May 30, 1965
Lilian Maria Ferezim Guimarães(3)	Vice President Executive Officer	August 26, 1960
Oscar Rodrigues Herrero(1)	Vice President Executive Officer	October 4, 1971
Pedro Paulo Longuini(1)	Vice President Executive Officer	June 7, 1957
Arnaldo Penteado Laudisio	Executive Officer	August 17, 1963
Javier Fonseca Viader	Executive Officer	January 17, 1972
José Roberto Machado Filho	Executive Officer	August 25, 1968
Luciane Ribeiro	Executive Officer	June 7, 1963
Luís Felix Cardamone Neto	Executive Officer	March 16, 1964
Marco Antonio Martins de Araújo Filho	Executive Officer	June 19, 1965
Marcos Matioli de Souza Vieira	Executive Officer	January 4, 1961
Maria Luiza de Oliveira Pinto e Paiva	Executive Officer	July 14, 1963
Pedro Carlos Araújo Coutinho	Executive Officer	April 2, 1966
Wagner Augusto Ferrari	Executive Officer	August 7, 1958
Alexandre Schwartsman	Officer	February 7, 1963
Amancio Acúrcio Gouveia	Officer	March 31, 1963
André Fernandes Berenguer	Officer	January 13, 1968
Antonio Fernando Laurelli Ribeiro	Officer	April 17, 1958
Antonio Pardo de Santayana Montes(2)	Officer	November 5, 1971
Carlos Leibowicz	Officer	December 31, 1970
Cassius Schymura	Officer	February 19, 1965
Claudio Almeida Prado(4)	Officer	February 28, 1964
Ede Ilson Viani	Officer	September 5, 1967
Eduardo Müller Borges	Officer	September 12, 1967
Flávio Tavares Valadão	Officer	July 1, 1963
Gilberto Duarte de Abreu Filho	Officer	August 7, 1973
Gustavo Summers Albuquerque(4)	Officer	April 20, 1968
Jamil Habibe Hannouche……….	Officer	June 23, 1960
João Guilherme de Andrade So Consiglio	Officer	December 7, 1968
Juan Colas de Casso(4)	Officer	August 19, 1961

Luis Alberto Citon(4)	Officer	May 17, 1963
Luiz Carlos da Silva Cantidio Jr. (4)	Officer	July 11, 1958
Luiz Felipe Taunay Ferreira	Officer	March 18, 1967
Luiz Fontoura de Oliveira Reis Filho	Officer	July 10, 1968
Marcelo Malanga(4)	Officer	May 18, 1969
Marcelo Zerbinatti(4)	Officer	February 5, 1974
Marcio Aurelio de Nobrega	Officer	August 23, 1967
Marco André Ferreira da Silva(4)	Officer	December 3, 1965
Marcos Adriano Ferreira Zoni	Officer	December 10, 1964
Maria Eugênia Andrade Lopez Santos	Officer	January 23, 1966
Mauro Siequeroli	Officer	March 24, 1957
Miguel Angel Albero Ocerin(4)	Officer	February 23, 1960
Nilo Sérgio Silveira Carvalho	Officer	February 26, 1961
Ramon Camino Puigcarbó(4)	Officer	February 18, 1962
Ramón Sanchez Díez	Officer	October 29, 1968
Reginaldo Antonio Ribeiro	Officer	May 19, 1969
Roberto Correa Barbuti	Officer	August 26, 1968
Roberto de Oliveira Campos Neto(4)	Officer	June 28, 1969
Ronaldo Yassuyuki Morimoto(4)	Officer	May 5, 1977
Sergio Gonçalves	Officer	August 7, 1956
Ulisses Gomes Guimarães(4)	Officer	March 14, 1970
Wilson Luiz Matar(4)	Officer	November 28, 1958
_____________
(1)
Member of the executive committee, which is a non-statutory committee involved in making policy decisions related to business management and operational support, human resources, allocation of capital and major technological, infrastructure and services projects.

(2)	Member whose appointment is subject to obtaining a Brazilian permanent visa, until which time such individual is not authorized to act as an officer of the Bank.

(3)	Formerly Executive Officer. Elected as Vice President Executive Officer in the board of directors meeting held on April 28, 2010, pending approval by the Brazilian Central Bank.

(4)
Elected in the board of directors meeting held on April 28, 2010, pending approval by the Brazilian Central Bank.  Mr. Ignacio Dominguez-Adame Bozzano’s and Mr. Miguel Angel Alberto Ocerin’s appointments are also subject to obtaining a Brazilian permanent visa.

Set forth below are biographies of the members of our board of executive officers.

Fabio Colletti Barbosa. See the board of directors biographies.

José de Menezes Berenguer Neto. See the board of directors biographies.

José de Paiva Ferreira. See the board of directors biographies.

Angel Oscar Agallano. Mr. Agallano is Argentine and was born on March 18, 1957. He holds a degree in senior management from the Escuela de Dirección e Negócios (IAE) of Universidad Austral de Argentina. As one of our executive vice-presidents, he has been the head of operations and technology for Banco Santander. Mr. Agallano has been engaged in the financial markets for 35 years. He started at Santander in Buenos Aires, Argentina in 1986. From 1997 to 2000, Mr. Agallano was a member of the board of directors of Santander in Argentina and from 2002 to 2003 he acted as a member of the Santander Venezuela board. He is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Seguros S.A., Santander Capitalização S.A., and Agropecuária Tapirapé S.A.

Carlos Alberto López Galán.  Mr. Galán is Spanish and was born on November 6, 1962. He holds a bachelor’s degree in business economics science from Universidad Autónoma de Madrid in Spain and a master’s degree in financial markets from Universidad Pontifícia Comillas in Spain. As one of our executive vice-presidents, he has been responsible for the financial area.  He is also the investor relations and chief financial officer. Mr. Galán has been engaged in the financial markets for 22 years. He started at the Santander Group as an analyst in November 1986, and in 1995 he became the controller for Santander Financial Products. From July 1997 to January 1999, he served as vice-president of Santander Investment Mexico. Mr. Galán also served from July 1999 to August 2006 as chief financial officer and operating officer and a board member for the following companies: Santander Brasil, Afore S.S., Gestora S.S., Aseguradora S.A., Casa de Bolsa and Universia. He served as a board member for the Grupo Financeiro Santander Serfin and for the following companies: Altec (actually Isban), Universia, Proaquanima, Banco Santander Serfin, Casa de Bolsa, Afore S.S., Gestora S.S. and Aseguradora S.A. He is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., vice-president officer of Banco Bandepe S.A., chief executive officer of Santander Administradora de Consórcios Ltda., officer of Santander Leasing S.A. Arrendamento Mercantil, superintendent officer of Agropecuária Tapirapé S.A., and administrative officer of Norchem Participações e Consultoria S.A. He is also member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Fernando Byington Egydio Martins. Mr. Martins is Brazilian and was born on January 7, 1957. He holds a degree in business administration from Fundação Armando Alvares Penteado. As our executive vice-president, he is responsible for trademark strategy and corporate communication. Mr. Martins has been engaged in the financial markets for 30 years. He was the chief of the business and foreign relations department of Banco Itaú S.A. from 1985 through 1986. He managed his own clothing business at Mahay Ltda. from 1986 to 1987 and was an officer of Metroplan from 1987 through 1992. He was an officer of Banco Real from 1992 to 2009 and is executive officer of Banco Santander. Currently he is an executive officer of Santander Administradora de Consórcios Ltda., Banco Bandepe S.A., Aymoré Crédito, Financiamento e Investimento S.A., manager at Santander Brasil Administradora de Consórcio Ltda. and officer of Santander Leasing S.A. Arrendamento Mercantil.

Gustavo José Costa Roxo da Fonseca.  Mr. Fonseca is Brazilian and was born on February 4, 1967. He holds a master’s degree in electrical engineering from Escola Politécnica da Universidade de São Paulo and a MBA from the MIT Sloan School of Management in Cambridge, Massachusetts. As our executive vice-president, he is responsible for operations and information technology. Mr. Fonseca has been engaged in the information technology area for 18 years. He was a software engineer at the Brazilian Navy in the advanced research center from 1991 through 1993 and a project manager of Sectrum Consultoria from 1993 through 1997 and worked in the information technology area of Banco Real. Currently, he is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., Santander Brasil Administradora de Consórcio Ltda, administrator of Santander Administradora de Consórcios Ltda., officer of Santander Leasing S.A. Arrendamento Mercantil, Webmotors S.A. and Celta Holdings S.A. and executive officer of Santander Brasil Seguros S.A., Santander Seguros S.A. and Santander Capitalização S.A. He is also member of the board of directors of Real Microcrédito Assessoria Financeira S.A., Isban Brasil S.A., Companhia de Arrendamento Mercantil RCI Brasil, Companhia de Crédito, Financiamento e Investimento RCI Brasil and Tecnologia Bancária S.A.

Ignacio Domínguez-Adame Bozzano. Mr. Bozzano is a Spanish citizen and was born on August 20, 1968. He holds a degree in Economics and Business Sciences with specialization in Finance from Universidad Complutense de Madrid. He holds a MBA from the University of Houston. He joined the Santander Group in 1994, initially developing activities in the area of Global Banking & Markets and with teams of M&A, Project Finance and Leverage Finance. From August 2006 to February 2007, he served as a Managing Officer at Banco Santander Central Hispano, SCH Investment (Spain), where he was responsible for the area of structured transactions. From February 2007 to April 2009 he served as a Managing Officer at Banco Santander Central Hispano. Currently he is responsible for the area of Credit Markets, responsible for all products related to the debt and capital markets (project financing, LBOs, acquisition financing, securities issues, etc.). From 1991 to 1992, he worked in the Department of investment analysis of Dragados y Construcciones S.A. (Spain).

João Roberto Gonçalvez Teixeira.  Mr. Teixeira is Brazilian and was born on May 30, 1965. He holds a MBA from the London Business School and a master’s degree in economics from Pontifícia Universidade Católica in Rio de Janeiro. As one of our executive vice-presidents, he is responsible for corporate and business banking. Mr. Teixeira has been engaged in the financial markets for 15 years. He served as a special advisor of the Ministry of Treasury in 1993 and was head of foreign affairs for the Brazilian Secretary of Political Economics. Mr. Teixeira was a managing officer of Dresdner Kleinwort Wasserstein from 1994 through 2002 and has been in the Santander Group ever since. Currently, he is member of the board of directors of Santander Leasing S.A. Arrendamento Mercantil.

Lilian Maria Ferezim Guimarães. Ms. Guimarães is Brazilian and was born on August 26, 1960. She holds a degree in business administration from Fundação Getulio Vargas, a specialization degree in human resources also from Fundação Getulio Vargas and a specialization degree in business administration from Fundação Dom Cabral. As one of our executive officers, she is responsible for the development and implementation of human resources policies. Ms. Guimarães has been engaged in the human resources area for 26 years. She was an analyst of employee compensation for Unibanco - União de Bancos Brasileiros S.A. from 1984 through 1986, a compensation manager for Citibank S.A. from 1986 through 1991, a finance consultant of Hay do Brasil Consultores Ltda. from 1991 through 1993, a manager of human resources development of Banco Nacional S.A. from 1993 through 1995, a human resources officer for Banco Inter-Atlântico from 1996 through 1997, a human resources officer of Origin Brasil from 1997 through 2000 and the human resources officer of Banco Real from 2000 to 2006. Currently, she is also an executive officer of Universia Brasil S.A.

Oscar Rodriguez Herrero.  Mr. Rodriguez is Spanish and was born on October 4, 1971. He holds a bachelor’s degree in business administration from the Colégio Universitário de Estúdios Financieros in Madrid, Spain and a MBA from Northwestern University’s Kellogg School of Management in Chicago, Illinois. As one of our executive vice-presidents, he is the head of our risk management area. Mr. Rodriguez has been engaged in the financial markets for 15 years. He served as an analyst of credit risk of Santander Investment in Spain from 1994 to 1998. He was a consultant at McKinsey & Co in the United States and Spain from 2000 to 2004. Mr. Rodriguez also served as credit risk officer of the wholesale banking and corporate areas of Banco Santander from 2004 to 2006. Currently, he is an executive officer of Aymoré Crédito, Financiamento e Investimento S.A. and Banco Bandepe S.A. He is also member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Pedro Paulo Longuini.  Mr. Longuini is Brazilian and was born on June 7, 1957. He holds a degree in mechanical engineering from Instituto Tecnológico de Aeronáutica. As one of our executive vice-presidents, he is in charge of Corporate Affairs, including the legal department and compliance. Mr. Longuini has been engaged in the financial markets for 24 years. He was a vice-president of Citibank S.A. from 1985 through 1996. Mr. Longuini joined Banco Real in 1996 as controller and in 1999 became the executive officer of operations and financial control. Mr. Longuini was vice-president of Banco Real from 2003 to 2009. He is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Seguros S.A., Santander Capitalização S.A., Agropecuária Tapirapé S.A., Isban Brasil S.A., Universia Brasil, S.A., and Norchem Participações e Consultoria S.A., officer of Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários, chief executive officer of Santander Leasing S.A. Arrendamento Mercantil and Santander Advisory Services S.A., and administrator of Santander Brasil Administradora de Consórcio Ltda. He is also member of the board of directors of Santander Leasing S.A. Arrendamento Mercantil, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A., Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Arnaldo Penteado Laudisio.  Mr. Laudisio is Brazilian and was born on August 17, 1963. He received a law degree from the Universidade de São Paulo in 1985 and a master’s degree from Universidade de São Paulo in 1996. He received a post-graduate degree from Universidade de Paris II in 1991. Mr. Laudisio has been engaged in the legal area for 24 years. He was the attorney for the city of São Paulo from 1988 to 2000 and a partner of Lefosse Advogados (Linklaters Brasil) from 2000 to 2006. He started at Santander in 2006 as Legal Executive Superintendent. As executive officer he acts as legal officer of the Disputes area since November 2008. Currently, he is also an executive officer of Santander Administradora de Consórcios Ltda.

Javier Fonseca Viader. Mr. Viader is Spanish and was born on January 17, 1972. He holds a degree in business administration from Universidad Antonio de Nebrija in Madrid. As our executive officer, he has been responsible for internal audit for Banco Santander since 2005. He started his career at the Santander Group in 1996.

José Roberto Machado Filho.  Mr. Machado is Brazilian and was born on August 25, 1968. He holds a degree in electrical engineering from Faculdade de Engenharia Industrial (FEI) in São Paulo and has a master’s degree in business, economics and finance from Universidade de São Paulo. As one of our executive officers, he is responsible for real estate finance and mortgage credit. Mr. Machado has been engaged in the treasury business for 17 years. He was an engineer for Keumkang Limited from 1990 through 1991, a foreign exchange manager from 1992 through 1995 and a manager of emerging markets trading desk from 1992 through 1996 of Banco CCF Brasil S.A. He was also an executive officer of Banco Rabobank Internacional Brasil S.A. from 1998 through 2003 and was an executive officer of Banco Real from 2003 to 2009. Currently, he is an executive officer of Banco Bandepe S.A., Webmotors S.A. and Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários. He is also member of the board of directors of Companhia Brasileira de Securitização - Cibrasec.

Luciane Ribeiro.  Ms. Ribeiro is Brazilian and was born on June 7, 1963. She holds a degree in economics from Fundação Armando Alvares Penteado. As one of our executive officers, she is currently responsible for Santander Brasil asset management operations. Ms. Ribeiro has been engaged in the financial markets for 24 years. She started at BankBoston in 1983, and in 1985 she worked for Banco Safra S.A. and served as an investment advisor from 1996 to 1999. She was an executive officer of Safra Asset Management since 2002. She started working for Banco Real in 2006 as a securities portfolio manager. Currently, she is also chief executive officer of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. She is also a member of the board of directors of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. and president of the management council of Ethical Fund. She is also a coordinator of the Database subcommission and of the investment funds commission of ANBID and a member of the asset management committee of ANDIMA and of the communication committee of IBGC.

Luis Felix Cardamone Neto.  Mr. Cardamone is Brazilian and was born on March 16, 1964. He studied business administration at Fundação Lusíadas - Faculdade de Administração de Empresas de Santos. As one of our executive officers, he is responsible for the consumer financing area. Mr. Cardamone has been engaged in the financial markets for 27 years. He was a sales assistant of Banco Antônio de Queiroz from 1982 through 1985, manager of Banco Comind in 1985, chief in administration services and manager of Banco Itaú S.A. from 1985 through 1987, and worked at Banco Real from 1988 to 2009. Currently, he is also a chief executive officer of Aymoré Crédito, Financiamento e Investimento S.A., officer of institutional relations and member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil, executive officer of Santander Administradora de Consórcio Ltda., chief executive officer of Webmotors S.A. and executive officer of Banco Bandepe S.A.

Marco Antonio Martins de Araújo Filho.  Mr. Araújo is Brazilian and was born on June 19, 1965. He holds a law degree from Universidade de Brasília and LLM in international business and trade law from Fordham University in New York. He is licensed to practice law in Brazil (since 1988) and in the State of New York (since 1993). Mr. Araújo has been engaged in the legal area for more than 20 years. As our executive officer, he is in charge of our legal department, which consists of the retail, wholesale, asset management and company affairs legal services area. He was a partner of Araújo & Castro Advogados in 1988, a parliamentary advisor from 1989 to 1991 and a senior lawyer for Banco Itaú BBA S.A. from 1994 to 2003. He joined ABN AMRO in 2003, and was ABN AMRO’s Latin America General Counsel and an executive officer of Banco Real, covering eight countries in Latin America, including Brazil. In 2007, the Brazilian Minister of Finance appointed Mr. Araújo as a council member to the Brazilian Financial System Administrative Court of Appeals, or “CRSFN”, where he currently holds the Vice President chair.

Marcos Matioli de Souza Vieira.  Mr. Vieira is Brazilian and was born on January 4, 1961. He holds a degree in business administration from Fundação Getúlio Vargas. As one of our executive officers, he is responsible for corporate development and private equity. Mr. Vieira has been engaged in the financial markets for 26 years. He was an analyst for Banco Chase Manhattan from 1983 to 1986 and a finance manager of L.E. Ind. e Com Ltda. from 1986 to 1987. He started as a credit manager for Banco Real in 1988 and was an executive officer of Banco Real from 1998 to 2009. Currently, he is also an executive officer of Companhia Real de Valores Distribuidora de Títulos

e Valores Mobiliários and Santander Brasil Administradora de Consórcio Ltda. He is also member of the board of directors of Companhia de Arrendamento Mercantil RCI, Companhia de Crédito, Financiamento e Investimento RCI Brasil, Real Microcrédito Assessoria Financeira S.A., Celta Holdings S.A., Companhia Brasileira de Soluções e Serviços S.A. - Visa Vale, Fidelity Processamento e Serviços S.A. and Tecnologia Bancária S.A - TECBAN.

Maria Luiza de Oliveira Pinto e Paiva.  Ms. Paiva is Brazilian and was born on July 14, 1963. She holds a degree in psychology from Pontifícia Universidade Católica in São Paulo and a degree in human resources from the University of Michigan. As one of our executive officers, she is responsible for the creation of our sustainable development area and the implementation of the sustainability concept throughout the organization. Ms. Paiva has been engaged in the sustainability area for more than 8 years. She was the human resources manager for Banco Nacional S.A. from 1981 to 1994 and for Banco Real in the Regional Office for Latin America and the Caribbean and head of the Global Human Resources Department in the Commercial and Consumer clients business in ABN AMRO Bank, NV. Currently, she is also a member of the board of directors of Real Microcrédito Assessoria Financeira S.A.

Pedro Carlos Araújo Coutinho.  Mr. Coutinho is Brazilian and was born on April 2, 1966. He holds a degree in business administration from Instituto Superior de Ciências, Letras e Artes de Três Corações - INCOR - MG, a postgraduate degree in financial administration from Fundação Dom Cabral and a MBA with a focus on marketing from Instituto de Ensino e Pesquisa - INSPER. As one of our executive officers, he is responsible for the points of sale of Banco Santander. Mr. Coutinho has been engaged in the financial markets for 25 years. He was responsible for the small- and medium-sized companies segment in Banco Nacional S.A. from 1983 to 1995, was a retail manager of Unibanco S.A. from 1995 to 1997 and has been an executive officer of Banco Santander since 1997.

Wagner Augusto Ferrari.  Mr. Ferrari is Brazilian and was born on August 7, 1958. He holds a degree in business administration from Instituto Amador Aguiar - Osasco and a MBA from Instituto de Ensino e Pesquisa - INSPER. As one of our executive officers, he is responsible for the retail area. Mr. Ferrari has been engaged in the financial markets for 25 years. He was the purchase manager for Construtora Gavião Monteiro from 1981 to 1982 and executive officer of Banco Real from 1983 to 2009. Currently, he is also a member of the board of directors of Real Microcrédito Assessoria Financeira S.A.

Alexandre Schwartsman.  Mr. Schwartsman is Brazilian and was born on February 7, 1963. He holds a degree in business administration from the Fundação Getúlio Vargas, a degree in economics from the Universidade de São Paulo, a master’s in economics from the Universidade de São Paulo and a Ph.D in economics from the University of California. As one of our officers, he is the head of economic research. Mr. Schwartsman has been engaged in the economics research area for more than 20 years. He was a professor of economics at Pontifícia Universidade Católica de São Paulo from 1987 to 1991, a professor of economics at the Universidade de São Paulo from 1990 to 1991, a teaching assistant at the University of California in 1994, a professor of economics at Instituto de Ensino e Pesquisa - INSPER, an economist for Unibanco - União de Bancos Brasileiros S.A. from 1985 to 1986, an economist for Companhia Brasileira de Distribuição from 1986 to 1991, chief economist for Crédit Agricole Indosuez Emerging Markets from 1995 to 1998, chief economist and research officer for Indosuez W.I. Carr Securities from 1991 to 2001, chief economist and chief of research of BBA Corretora, chief economist and officer of Unibanco - União de Bancos Brasileiros S.A. in 2003, the Deputy Governor for International Affairs at Banco Central do Brasil from 2003 to 2006, chief economist in Latin America of Banco Real from 2006 to 2008 and chief economist in Brazil from 2008 to 2009.

Amancio Acúrcio Gouveia.  Mr. Gouveia is Brazilian and was born on March 31, 1963. He holds a degree in accounting from Universidade Santa Úrsula. As one of our officers, he supervises accounting management. Mr. Gouveia has been engaged in the area of accounting for financial institutions for 23 years. He was an audit manager for KPMG until 1991, accounting manager of Unibanco - União de Bancos Brasileiros S.A. from 1991 to 1999, supervisory manager of BankBoston Banco Múltiplo S.A. from 1999 to 2001 and has been an accounting controlling manager of the Santander Group since 2001. Currently, he is also an executive officer of Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Seguros S.A., Santander Capitalização S.A., Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A. and Santander Brasil Administradora de Consórcio Ltda. He is also member of the Fiscal Council of Companhia Energética de São Paulo.

André Fernandes Berenguer.  Mr. Berenguer is Brazilian and was born on January 13, 1968. He holds a degree in business administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas. As our officer, he is responsible for Global Transaction Banking. Mr. Berenguer has been engaged in the financial markets for over 20 years. He was the treasurer of Companhia Brasileira de Projetos e Obras CBPO - Grupo Odebrecht from 1988 through 1992, financial manager of Tenenge S.A. - Grupo Odebrecht from 1993 through 1996, relationship manager of Banco BBA Creditanstalt S.A. from 1996 through 2000, senior manager of BBA Securities Corp., NY from 2000 through 2001, Officer of ING Wholesale Bank and has been at Santander Brasil since 2007. He is a brother of José de Menezes Berenguer Neto.

Antonio Fernando Laurelli Ribeiro.  Mr. Ribeiro is Brazilian and was born on April 17, 1958. He holds a degree in business administration and a master’s degree in finance from Fundação Getúlio Vargas. As one of our officers, he is the executive supervisor of compliance in Latin America. Mr. Ribeiro has been engaged in the financial markets for 29 years. He was the planning manager of Credicard S.A. Adm. de Cartões de Crédito from 1980 through 1982, credit analyst of Bank of America N.T. & S.A. from 1982 through 1985, manager of the public sector companies area at Citibank N.A. from 1985 through 1986, manager at ABN AMRO Bank from 1991 through 1998 and started at Banco Real in 1998 as financial institutions manager. Currently, he is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., Santander Administradora de Consórcios Ltda. and Santander Brasil Administradora de Consórcio Ltda.

Antonio Pardo de Santayana Montes.  Mr. Montes is Spanish and was born on November 5, 1971. He holds a degree in economics and a law degree from Universidade Pontifícia Comillas in Icade. As one of our officers, he is responsible for the development of policies, systems, methods and risk control. Mr. Montes has been engaged in the accounting area for 14 years. He was an advisor of PricewaterhouseCoopers from 1995 to 1998, senior risk analyst for Santander Central Hispano/Santander Investment from 1998 to 2000, senior manager of Monitor Company from 2000 to 2005 and has been with the Santander Group since 2008.

Carlos Leibowicz.  Mr. Leibowicz is Argentine and was born on December 31, 1970. He holds a degree in economics from Universidad Nacional de Cuyo (Mendoza, Argentina). As our officer, he is responsible for wholesale clients. Mr. Leibowicz has been engaged in the banking market for 15 years. He started his career at ABN AMRO Bank N.V., Argentina, in 1994, where he was a corporate banking officer from 1996 through 1998 and head of risk management from 1998 through 2002. In 2002, he started at Banco Real as a senior manager, where he held several positions, including head of Latin America risk management.  In 2005, he returned to ABN AMRO Bank N.V. as global head of Country risk management. After that, Mr. Leibowicz was a vice-president at Banco Antonveneta S.p.A. from 2006 through 2008, a chief risk officer of Banco Real in 2008 and has been at Banco Santander since October 2008 as head of Corporate banking.

Cassius Schymura.  Mr. Schymura is Brazilian and was born on February 19, 1965. He holds a degree in electrical engineering from Pontifícia Universidade Católica in Rio de Janeiro and a master’s in business administration from Fundação Dom Cabral. As one of our officers, he is responsible for the products, payment and credit cards areas. Mr. Schymura has been engaged in the financial products area for 20 years. He was the investment products manager for Banco Nacional S.A. from 1989 to 1991, products and marketing manager of Cardway Processamento from 1991 to 1994, products manager of Cartão Nacional from 1994 to 1996, marketing and products supervisory manager of Unicard Banco Múltiplo S.A. from 1996 to 1999, senior associate of Booz Allen & Hamilton in 1999, a board member and the president officer of Idéiasnet S.A. from 2000 to 2001, the general manager of SOFTCORP from 2001 to 2004 and has been with the Santander Group since 2004. Currently, he is also member of the board of directors of Companhia Brasileira de Soluções e Serviços and chairman of the board of directors of Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima.

Claudio Almeida Prado. Mr. Prado is Brazilian and was born on February 28, 1964. He holds a bachelor’s degree in Electrical Engineering from the Polytechnic School of Universidade de São Paulo and master’s degree in Computer Engineering from the same institution. He has been working in technology area for 21 years. As one of our officers, he is responsible for Information Technology area at Santander Group. From 1999 to 2000 he worked at Banco Real as Superintendent of Electronic Commerce. From 2002 to 2004 he worked at Plataforma Eletrônica S.A., serving as CEO and Technology Officer. In 2005 he joined the Santander Group, serving from 2005 to 2007 as Executive Superintendent of Support to Innovation area and Banking Correspondent, responsible for implementing and supporting the innovation process and developing the network of correspondents.  He also served as Executive

Superintendent of the IT Solutions and Technology Innovations area, where he was responsible for all software applications at Banco Real. In 2008 he held the office of Senior Executive Superintendent, responsible for the entire information technology area.

Ede Ilson Viani.  Mr. Viani is Brazilian and was born on September 5, 1967. He holds a degree in accounting from Faculdades Tibiriça and a MBA from Instituto de Ensino e Pesquisa - INSPER. As one of our officers, he is responsible for the small and medium enterprises business area. Mr. Viani has been engaged in the financial markets for 26 years. He was an auditor of Banco Itaú S.A. from 1986 to 1990. He started as a senior auditor of BankBoston S.A., where he was a managing officer from 2005 to 2007 and has been our managing officer of business since 2007.

Eduardo Müller Borges.  Mr. Borges is Brazilian and was born on September 12, 1967. He holds a degree in business administration from Pontifícia Universidade Católica. As one of our officers, he is responsible for the corporate and investment banking areas. Mr. Borges has been engaged in the local and international financial markets for 16 years. He was an international trade manager and then an international capital markets senior manager of the First National Bank of Boston, São Paulo from 1993 to 1996, vice-president in emerging markets syndicated loans of BancBoston Robertson Stephens Inc. in Boston, Massachusetts from 1996 to 1999, officer of BankBoston Banco Múltiplo S.A. from 1999 to 2000, capital markets vice-president of Banco JP Morgan S.A. from 2000 to 2002, capital markets vice-president of Banco Santander from 2002 to 2004, officer of ING Bank N.V. São Paulo from 2004 to 2005 and has been working at Banco Santander again since 2005.

Flávio Tavares Valadão.  Mr. Valadão is Brazilian and was born on July 1, 1963. He holds a degree in electrical engineering from Escola de Engenharia Mauá, an accounting and finance degree from Instituto Brasileiro de Mercado de Capitais and a master’s in electrical engineering from the University of Lille in France. As one of our officers, he is responsible for the mergers and acquisitions area. Mr. Valadão has been engaged in the banking business for 20 years. He was a corporate finance officer for Banco Paribas from 1990 to 1998 and in 1998 joined Banco Real.

Gilberto Duarte de Abreu Filho.  Mr. Abreu is Brazilian and was born on August 7, 1973. He holds a degree in industrial engineering from Universidade de São Paulo and a MBA from the Massachusetts Institute of Technology in Cambridge, Massachusetts. As one of our officers, he is responsible for our insurance operations. Currently, he is also an executive officer of Santander Brasil Seguros S.A., Santander Seguros S.A. and Santander Capitalização S.A. Before joining Santander Brasil, Mr. Abreu was a senior manager at McKinsey & Company, conducting projects in both the financial and retail areas.

Gustavo Summers Albuquerque. Mr. Albuquerque is Brazilian, and was born on April 20, 1968. He graduated in Computer Engineering at Instituto Militar de Engenharia and holds master’s and doctorate degrees in Economics from PUC-Rio. He has worked in the treasury of the bank since 2002, and he joined Banco Bozzano Simonsen in 1998. He has worked in the financial markets since 1994, having worked at Banco BBM and MCM consultoria. In 2009 he served as an officer at ANDIMA. Currently he is a member of the operating and ethics committee of ANBIMA and of CETIP’s board of directors.

Jamil Habibe Hannouche. Mr. Hannouche is Brazilian and was born on June 23, 1960. He holds a degree in mechanical engineering from Universidade Mogi da Cruzes - UMC, a specialization degree in finance and a MBA from Instituto de Ensino e Pesquisa - INSPER. As one of our officers, he is responsible for the universities area and the retail segment. Mr. Hannouche has been engaged in the financial markets for 25 years. He was a sales officer for Banco Nacional S.A. from 1983 to 1995, retail officer of Unibanco - União de Bancos Brasileiros S.A. from 1997 to 2000 and has worked in the universities sector of Banco Santander since 2007.

João Guilherme de Andrade Só Consiglio.  Mr. Consiglio is Brazilian and Italian and was born on December 7, 1968. He holds a degree in economics from Universidade de São Paulo and a Post Laurea from Universitá Degli Studi di Genova, Italy, Facoltá di Economia e Commercio. As one of our officers, he is currently responsible for the Business segment. Mr. Consiglio has been engaged in the financial markets for 15 years. He was an economist at Bunge (Serfina S.A. Adm. e Participações) from 1990 to 1994, a manager of the economics department of Santista Corretora S.A. CVM from 1994 to 1995 and has been at Banco Santander/Banco Real since 1995, where he started as the corporate banking manager, then assumed corporate development and private equity functions until 2005, when he became responsible for products. He served as a member of the board of directors at CBSS (Visa Vale) until 2008. Currently, he is also member of the board of directors of Câmara Interbancária de Pagamentos - CIP and member of the Conselho Superior of FUNCEX and President of REB Empreendimentos e Administradora de Bens S.A.

Juan Colas de Casso. Mr. Colas is Spanish and was born on August 19, 1961. He graduated in civil engineering at Escola Politécnica Madrid, Spain and holds a master’s degree in from University of San Diego. From 1987 to 1997, he worked at Citibank N.A., Madrid, Spain, where served as customer FX trader, derivatives trader and derivatives head. From 1997 to 1999, he worked at Citibank N.A., in Buenos Aires, Argentina, where he served as derivatives head, in charge of structuring and sales of derivative products to corporate clients and Argentine institutions. From 2000 to 2003, he worked at Citibank N.A., New York where he served as head for rate sales for Latin America and was responsible for the rate products distribution to corporate and Latin American clients. From 2003 to 2009, he worked at Banco Santander, S.A. in Madrid, Spain, where he served as global head for rate sales, being responsible for rate products distribution to institutional corporate in Europe and Latin America.  Since January 2010, Mr. Colas has worked at Banco Santander as Senior Executive Superintendent responsible for rate products sales to corporate, institutional and retail clients.

Luis Alberto Citon. Mr. Citon is Argentine and was born on May 17, 1963. He graduated in Business Administration at Universidad de Buenos Aires, Argentina and holds a master’s degree in Finance from Universidad del Centro de Estudios Macroeconómicos de Argentina. As a Senior Executive Superintendent in the area of Control and Risk Methodology, he is responsible for control of market risks and structural risks (interest, liquidity, sovereign and cross border). He has been working in the financial markets for 26 years, with experience in the Argentine and Brazilian markets. He joined Banco Rio (Argentina) in 1984, where he served as operator of the Bureau of Money and area of Financial Planning. He created the area of Market Risks and participated in the integration with Banco Santander in 1997. In 2002, he was transferred to Brazil to be in charge of the area of Market Risks. Subsequently, he incorporated the areas of Methodology (market and credit), Risk Methodology and Economic Results. In 2008, he participated in the integration of the functions and systems with Banco Real.

Luiz Carlos da Silva Cantidio Jr. Mr. da Silva is Brazilian and was born on July 11, 1958. He holds a bachelor’s degree in Business Administration from CCNY - City College of New York - Baruch College. He joined the Santander Group in 1997 as an Officer of the International area. By mid-1999, he became Vice-president, responsible for the commercial area of Wholesale Bank, and in recent years, for Corporate & Investment Banking. Since January 2009, he is responsible for the area of Equity Investments. At Santander Brasil he held statutory positions in the following companies: Banco Santander Brasil S.A., Banco Santander S.A., Banco Santander Noroeste S.A., Banco do Estado de São Paulo S.A. - Banespa, Bozano, Simonsen S.A. Distribuidora de Títulos e Valores Mobiliários, Isban Brasil S.A., Agropecuária Tapirapé S.A., Norchem Leasing S.A. - Arrendamento Mercantil, Produban Serviços de Informática S.A., Santander Administradora de Consórcios Ltda., Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda., Santander Banespa Companhia de Arrendamento Mercantil, Santander Banespa S.A. Arrendamento Mercantil, Santander Brasil Arrendamento Mercantil S.A., Santander S.A. Corretora de Câmbio e Valores Mobiliários, Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros, Santander Brasil Seguros S.A., Santander Capitalização S.A., Santander Investimentos em Participações S.A., Santander Seguros S.A., and Banco Santander as a member of the board of directors from August 31, 2006 to November 26, 2009. From 1995 to 1997 he served as an Officer at Banco Chase Manhattan S.A. From 1993 to 1995, he held the position of Officer at Banco Norchem S.A., responsible for International area. From 1988 to 1993 he served as a Chief Financial Officer at Confab Industrial S.A. From 1984 to 1988 he worked at Citibank, N.A., as a manager responsible for structured business. He also serves as a member of the board of directors at Corporación Sidenor S.A. (España), Madeira Energia S.A. - MESA, WTorre Empreendimentos Imobiliários S/A, Transmissora Aliança de Energia Elétrica S.A. - TAESA e Transmissora Alterosa de Energia S.A.

Luiz Felipe Taunay Ferreira.  Mr. Ferreira is Brazilian and was born on March 18, 1967. He holds a degree in business administration from Fundação Getúlio Vargas, a degree in economics from Universidade de São Paulo and a master’s degree in economics from Universidade de São Paulo. Mr. Ferreira is also a CFA charter holder. As one of our officers, he works in the investors relations department. Mr. Ferreira has been engaged in the financial markets for 15 years. He was a trader for Banco ING Brasil from 1994 to 1996 and head of equity derivatives market risk management at ING Barings, London from 1996 to 1998. He joined Banco Real in 1998 and has been with the Santander Group ever since. Currently, he is an executive officer of Aymoré Crédito, Financiamento e Investimento S.A. and Banco Bandepe S.A.

Luiz Fontoura de Oliveira Reis Filho.  Mr. Oliveira is Brazilian and was born on July 10, 1968. He holds a degree in economics from Universidade de Brasília and a MBA from Northwestern University’s Kellogg School of Management. As one of our officers, he is responsible for Corporate Investment Banking. Mr. Oliveira has been engaged in the financial markets for 18 years. He has been with Banco Real since 1991. Currently, he is also an executive officer of Companhia Petrolífera Marlim and Marlim Participações S.A.

Marcelo Malanga. Mr. Malanga is Brazilian and was born on May 18, 1969. He holds a bachelor’s degree in Business Administration from Universidade Bandeirantes de São Paulo, and a master’s degree in Finance and Accounting from Pontifícia Universidade Católica - PUC SP. As Officer of Credit Recovery since 2009, he is responsible for strategy and management of the collection of all the assets of Santander Group in Brazil. He has been working in the financial markets for 23 years. He served as the Division Manager of the Banco do Brasil S.A. from 1987 to 2001.  Mr. Malanga worked for the government of São Paulo from 1995 to 1998, and from 1998 to 2001 he was responsible for strategy in the business of Governments in Brasilia, acting as manager of PROEX. When he joined Banco Santander in 2001, he was responsible for creating the business relationship with the state and local government until 2004. From 2006 to 2009, he served as a Superintendent responsible for the management and administration of all the branches of Santander in the State of Rio de Janeiro.

Marcelo Zerbinatti. He is Brazilian, born on February 5, 1974. He holds a degree in Business Administration from FMU - SP, a post-graduate degree in Negotiation from FGV - SP and holds a master’s degree in Planning from PUC - SP. He worked at Banco Bradesco S.A. from 1988 to 1992 as Head of Service, at Bank of Boston from 1992 to 1994 as Coordinator of Foreign Exchange, at Banco Real from 1994 to 2006 as Project Superintendent and since 2006 has served as Senior Organization Executive Superintendent responsible for Process and Management of Changes.

Marcio Aurelio de Nobrega.  Mr. Nobrega is Brazilian and was born on August 23, 1967. He holds a degree in business administration and economics from Faculdade Santana. As one of our officers, he is responsible for the IT operational area. Mr. Nobrega has been engaged in the bank business for 25 years. He joined Banco Real in 1982 and has worked for Santander Brasil ever since.

Marco André Ferreira da Silva. Mr. Ferreira is Brazilian and was born on December 3, 1965. He holds a bachelor’s degree in Psychology from Organização Santamarense de Ensino de São Paulo, holds a MBA degree from the School of Economics and Business Administration at USP, a master’s degree in Business Administration from Pontifícia Universidade Católica de São Paulo and is pursuing a doctorate degree in Business Administration from Mackenzie São Paulo. As an officer, he is responsible for managing the areas of Education and Organizational Development of Banco Santander Brasil. He has been working in the financial markets for 20 years. He served as a Senior Superintendent of Human Resources of Banco Real, which he joined in 1991 as Senior Consultant of Human Resources with professional experience in São Paulo, Chicago and Amsterdam, serving the areas of Education and Leadership Development.

Marcos Adriano Ferreira Zoni.  Mr. Zoni is Brazilian and was born on December 10, 1964. He holds a degree in business and public administration from Unisul - Universidade do Sul de Santa Catarina. As one of our officers, he is responsible for the shareholders area. Mr. Zoni has been engaged in the financial markets for 20 years. He was a financial manager at Banco Nacional S.A. from 1990 to 1994, controlling manager at Unibanco - União de Bancos Brasileiros S.A. from 1995 to 1997, and control manager of the technology direction at Banco Real from 1997 to 2008.

Maria Eugênia Andrade Lopez Santos. Ms. Santos is Brazilian and was born on January 23, 1966. She holds a degree in economics from Universidade da Bahia and a postgraduate degree from Fundação Getúlio Vargas. As one of our officers, she is responsible for relationships with multinational clients in Brazil. Ms. Santos has been engaged in the corporate area for 18 years.

Mauro Siequeroli. Mr. Siequeroli is Brazilian and was born on March 24, 1957. He holds a degree in business administration from Fundação Getúlio Vargas and a postgraduate degree in industrial resources and general administration also from Fundação Getúlio Vargas. As one of our officers, he is responsible for services and operations. Mr. Siequeroli has been engaged in the back-office for 19 years. He was an operations officer for Banco Crefisul S.A. from 1985 through 1994, a products officer for Banco BMC from 1995 to 1998, the operations officer for Banco Bandeirantes S.A. from 1999 to 2000 and joined Santander Brasil in 2001. Currently, he is also an executive officer of Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros and Real Corretora de Seguros S.A. He is also a board member of Banesprev S.A.

Miguel Angel Albero Ocerin. Mr. Albero is Spanish and was born on February 23, 1960. He graduated in Economics Sciences and Business Administration and holds a master’s degree in Financial Markets from Centro Internacional Carlos V (UAM). During his career he has developed management activities in the management of financial resources and human capital in sectors of financial intermediation, asset management, product structuring, business development, development of financial markets and customer relationships. Most of his professional activity has been developed at Grupo CM Capítal Markets (ABN AMRO Group), where he held different executive positions in the companies of the group. He has been part of Santander Group since 2007, responsible for the area of Capital Structuring (GB&M), which includes the promotion of renewable energy projects, energy efficiency and carbon financing.

Nilo Sérgio Silveira Carvalho. Mr. Carvalho is Brazilian and was born on February 26, 1961. He holds a degree in business administration from UniSantos - Universidade Católica de Santos and a MBA from Fundação Getúlio Vargas and Moroco Associados. As one of our officers, he is responsible for the retail area. Mr. Carvalho has been engaged in the financial markets for 25 years. He was a products officer for Unibanco - União de Bancos Brasileiros S.A. from 1994 to 1998, retail and technology officer for Santander Brasil from 1998 to 2004, executive officer of Medial Saúde S.A. from 2004 to 2008 and our retail officer since 2008. Currently, he is also an executive officer of Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Seguros S.A. and Santander Capitalização S.A., and officer of Santander Brasil Administradora de Consórcio S.A.

Ramon Camino Puigcarbó. Mr. Camino is Spanish and was born on February 18, 1962. He graduated in Business Administration at School of Economics, at Complutense de Madrid. As an officer, he is responsible for the business strategy of legal entities of Retail. He has been working in the financial markets for 22 years. He served as an expert consultant for the banking business of legal entity from 2004 to 2010, primarily working in the financial markets of Brazil and Mexico. Previously he developed his professional career at Santander Group, which he joined in 1999, and in the Tokyo branch of Banesto, where he held various positions. He served as an Executive Vice-president of Risks at Banco Santander in 2003. At Banesto, a bank of Santander Group in Spain, he served as a Deputy General Officer, responsible for the business of legal entity of Retail from 1998 to 2000, Deputy General Officer of Retail Risks from 1996 to 1998 and Officer of Risks of Banco Shaw (Banesto Group) in Argentina from 1993 to 1995.

Ramón Sanchez Díez. Mr. Díez is Spanish and was born on October 29, 1968. He holds a degree in economics from Universidad Autonoma de Madrid. As one of our officers, he is responsible for our retail banking operations. He served as a financial analyst for Banco Santander’s New York branch from 1992 to 1997 and as an officer for strategy and analysis for Latin American banks at Banco Santander S.A. from 1997 to 2003. He was an officer for strategy and investor relations for Banco Santander from 2004 to 2006.

Reginaldo Antonio Ribeiro. Mr. Ribeiro is Brazilian and was born on May 19, 1969. He holds a degree in economics from Universidade Estadual de Campinas, an accounting degree from Universidade Paulista and a MBA from FIPECAFI (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras), Universidade de São Paulo. As one of our officers, he is responsible for tax issues, tax planning strategies and corporate restructuring processes. Mr. Ribeiro has been engaged in the tax area for 18 years. He served as a manager for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1990 to 2001. He was also a member of the fiscal counsel of Companhia

Energética de São Paulo and AES TIETÊ from 2002 to 2006. He is an executive officer of Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros, Real Corretora de Seguros S.A. and Aquanima Brasil Ltda.

Roberto Correa Barbuti. Mr. Barbuti is Brazilian and was born on August 26, 1968. He holds a degree in business administration from Fundação Getulio Vargas, a law degree from Universidade de São Paulo and a MBA from Insead. As one of our officers, he is responsible for the equities division, which encompasses equity capital markets, cash equities, exchange traded derivatives, equity derivatives and custody. Mr. Barbuti has been working with Banco Santander since February 2007, initially as the Head of Corporate Finance. He worked for ten years in investment banking with the UBS Group (1997-2007), private equity with International Venture Partners (1995-97), M&A with Banco Patrimônio (1992-94) and strategic business consultancy with McKinsey (1990-92). Currently, he is also an executive officer of Banco Bandepe S.A. and officer of Companhia Real de Valores, Distribuidora de Títulos e Valores Mobiliários, and Real CHP S.A.

Roberto de Oliveira Campos Neto. Mr. Neto is Brazilian and was born on June 28, 1969. He holds a bachelor’s degree in Economics and post graduate in Economics with specialization in Finance from the University of California, Los Angeles (UCLA) and holds a master’s degree in Applied Mathematics from Caltech. He worked at Banco Bozano Simonsen from 1996 to 1999, where he served as Operator of Derivatives of Interest and Foreign Exchange (1996), Operator of External Debt (1997), Operator of the area of Stock Exchange (1998) and Head of Area of International Fixed Income (1999). From 2000 to 2003, he worked as Head of International Area and Fixed Income at Banco Santander. In 2006 he served as Portfolio Manager of Claritas. He joined in 2004 to serve as Operator. Currently, he is responsible for the Treasury and areas of proprietary trading, local and international market making, funding, correspondent banking, quantitative area and business development.

Ronaldo Yassuyuki Morimoto. Mr. Yassuyuki is Brazilian and was born on May 5, 1977. He holds a bachelor degree in Economics from School of Economics, at Universidade de São Paulo. He has been responsible for the area of ALM (Assets and Liabilities Management) / Financial Management and member of the administration of asset and liability committee (ALCO Local and Global Brazil) since 2006. He has been working in the financial markets for 12 years. He joined Banco Santander in 2001, working in different areas such as Governments & Institutions, Products, Finances, Basel Project II and Wholesale Comptroller. He began his career at Banco América do Sul in the area of credit risk in 1998, he worked at Citibank S.A. from 1998 to 2000 and AT&T Latin America from 2000 to 2001. He is currently a member of the Supervisory Committee of the Credit Guarantee Fund (FGC).

Sérgio Gonçalves. Mr. Gonçalves is Brazilian and was born on August 7, 1956. He holds a degree in economics from Fundação Armando Álvares Penteado and a master’s in executive business administration from Universidade de São Paulo. As one of our officers, he is responsible for the government and institutions area. Mr. Gonçalves has been engaged in the Brazilian financial markets for 29 years. He was an officer of Banco Crefisul from 1987 to 1994 and product officer of Nossa Caixa from 1995 to 2000. He was also an officer of Banco do Estado de São Paulo S.A. - Banespa from 2001 to 2004.

Ulisses Gomes Guimaraes. Mr. Gomes is Brazilian and was born on March 14, 1970. He holds a bachelor’s degree in Mechanical Engineering in Aeronautics from ITA - Aeronautical Institute of Technology and holds a master’s degree (Executive MBA in Finance) from IBMEC - Instituto Brasileiro de Mercado de Capitais - São Paulo. He has been working in the financial markets for 16 years. He worked at Citibank from 1994 to 1997 as risk manager for the areas of treasury and trust. He joined Banco Real in 1997 and has been part of Santander Group since then. He has held the positions of Coordinator of Financial Control, Coordinator of GAP & Liquidity, Financial Control Manager, Manager of Support to Strategic Decision Brazil area, Executive Superintendent of Retail area, Executive Superintendent of Support to Strategic Decision Brazil area, Executive Superintendent of Support to Strategic Decision in Latin America area, Executive Superintendent of Support to Management and Project Development of Finance areas, and since 2009 he serves as Senior Executive Superintendent of Human Resources area, responsible for the Compensation, MIS and Budget.

Wilson Luiz Matar. Mr. Matar is Brazilian and was born on November 28, 1958. He holds a degree in civil engineering from the Polytechnic School of USP and Business Administrator graduate and post-graduate degrees from FEA - USP. He has 29 years of banking experience serving in large Brazilian banks (Itaú and Unibanco) and for 11 years at Grupo Santander. He worked at Santander Group for 7 years in the Controller Area, responsible for management information and budget, and for four years he has been responsible for Risks of Solvency in the Executive Vice Presidency of Credit and Market Risks, where he is charged with control and monitoring of the Group's credit portfolios. He is also President of the Audit Committee of Banesprev.

B.    Compensation

Compensation of Directors, Executive Officers and Members of Audit Committee

Our shareholders establish the maximum annual aggregate compensation of our directors and officers at the annual shareholders’ meeting.  Compensation of the members of our audit committee is established by our board of directors.  Under Brazilian law, we are required to disclose the highest/lowest/average compensation of our directors, members of the audit committee and officers without indicating any individual name.  However, members of the Brazilian Institute of Finance Executives (Instituto Brasileiro de Executivos de Finanças – IBEF), of which we are part, were granted an injunction on March 2, 2010 allowing us not to disclose this information.

For each of 2007 and 2008, members of our board of directors and executive officers were paid in the aggregate approximately R$55.9 million for their services.  For each of 2007 and 2008, our audit committee members received the maximum approved compensation of R$1.5 million.  For 2009, the approved maximum aggregate compensation was R$1.7 million for all of our audit committee members and R$223.8 million for all of our directors and executive officers. The value approved also includes amounts set aside for pension and retirement benefits. The increase in total compensation approved for our directors and statutory officers in 2009 to R$223.8 million from total amounts paid in 2008 of R$55.9 million was due primarily to the significant increase in number of statutory officers as a result of the integration and subsequent merger of Banco Real into Banco Santander.  Actual compensation in 2009 was R$168.5 million, 25% below maximum approved compensation.

For 2010, shareholders at the general shareholders meeting held on April 27, 2010 established the annual aggregate compensation for our directors and executive officers in the total amount of up to R$246.5 million.  The board of directors at a meeting held on March 22, 2010 approved the compensation for the audit committee in the total amount of up to R$3.4 million for the period of twelve months beginning March 22, 2010, which includes the value of share and option compensation.  The values approved also include amounts set aside for pension and retirement benefits.  The compensation due to the members of our board of directors, board of executive officers and audit committee is paid monthly.  In addition, the maximum aggregate compensation for the members of the board of directors and the board of executive officers includes amounts paid pursuant to our bonus program.  The criteria for granting and paying bonus compensation vary according to the activities performed by the different areas and, therefore, payment of the bonus may vary depending on the department and activities performed by each member.  Our directors and officers may participate in the same pension plan that is available to all of our employees.

As approved by our board of directors at the meeting held on December 23, 2009, we indemnify our directors and executive officers from claims arising during the time they are our directors or officers, exclusively related to court or administrative costs and attorney’s fees, except in cases of  bad faith, gross negligence, willful misconduct or mismanagement by our directors or executive officers.

Share Compensation Plans

Santander has two long-term compensation plans linked to the market price of the shares – the Global Program and the Local Program. Our officers and other executives are eligible for these plans. Members of the board of directors are eligible for these plans only if they are also officers.

Local Program

Shareholders at the extraordinary shareholders’ meeting held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Program), consisting of two independent plans:

Stock Option Plan for Share Deposit Certificates -  Units (SOP): This is a three-year Stock Option Plan by which new shares are issued. The objective is to retain executive officers’ commitment to long-term results. The period for exercising the options is two years longer than the three-year vesting period.  The volume equivalent to one third of the units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date.

Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP): This is a compensation plan based on shares and settled in cash, launched in three-year cycles. Its objective is to retain the executives’ commitment to long-term results. A minimum amount, corresponding to 50% of the compensation settled in cash, must be used by the participant to acquire units, which cannot be sold during a period of one year from the exercise date. There is no limit on the percentage of total compensation that may be included in this particular compensation plan.

We did not charge to income any expenses related to the Local Program in the year ended December 31, 2009.

Global Program

(i) Plan I-06

In 2004, Santander Spain created a long-term incentive plan for its executives (I06), linked to the attainment of two goals related to the controlling stockholder’s shares: appreciation of share price and growth of earnings per share. The conditions to receive the income were met and the variable compensation was paid from January 15, 2008 to January 15, 2009, at the price of €9.09 per stock option.

(ii) Long-term incentive policy

The board of directors of Santander Spain, at a meeting held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group (except Banesto). This policy provides for compensation tied to the performance of the stock of Santander Spain, as established in the Annual Stockholders’ Meeting.

The plans shaping the aforementioned incentive policy are as follows: (i) Performance Share Plan, and (ii) Selective Delivery Share Plan.

(i) Performance share plan

This multiannual incentive plan is payable in shares of Santander Spain. The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Bank executives determined by the board of directors or, when delegated by it, the executive committee.

This plan involves three-year cycles for the delivery of shares to the beneficiaries. Accordingly, the first cycle lasts for two years (Plan I09) and the other cycles last for approximately three years each.

For each cycle, a maximum number of shares is established for each beneficiary who remains in the Bank’s employ for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered, are defined by comparing Santander Spain’s performance with that of a benchmark group of financial institutions and are linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS).

The ultimate number of shares to be delivered will be determined in each of the cycles by the degree of achievement of the targets on the third anniversary of commencement of each cycle (with the exception of the first cycle, for which the second anniversary will be considered), and the shares will be delivered within a maximum period of seven months from the end of the cycle.

At the end of each cycle, the TSR and the EPS growth will be calculated for Santander Spain and each of the benchmark entities and the results will be ranked from first to last. Each of the two criteria (TSR and EPS growth) will be weighted at 50% in the calculation of the percentage of shares to be delivered, based on the following scale and in accordance with Santander Spain relative position among the group of benchmark financial institutions:

Santander Spain’s Place in the TSR Ranking	Percentage of Maximum Shares to Be Delivered	Santander Spain’s Place in the EPS Growth Ranking	Percentage of Maximum Shares to Be Delivered
1º to 6º	50%	1º to 6º	50%
7º	43%	7º	43%
8º	36%	8º	36%
9º	29%	9º	29%
10º	22%	10º	22%
11º	15%	11º	15%
12th and below	0%	12th and below	0%

Any benchmark group entity that is acquired by another company, whose shares cease trading or that ceases to exist will be excluded from the benchmark group. In an event of this or any similar nature, the comparison with the benchmark group will be performed in such a way that, for each of the measures considered (TSR and EPS growth) the maximum percentage of shares will be delivered if Santander Spain ranks within the first quartile (including the 25th percentile) of the benchmark group; no shares will be delivered if Santander Spain ranks below the median (50th percentile); 30% of the maximum amount of shares will be delivered if Santander Spain is placed at the median (50th percentile). The linear interpolation method will be used for calculating the corresponding percentage for positions between the median and the first quartile (25th percentile) (neither included).

(ii) Selective delivery share plan

This plan envisions the selective delivery of shares in special circumstances relating to the hiring or retention of employees. All employees and executives, except for the Bank’s executive directors, are eligible for this plan, provided that they have completed a minimum of three to four years of service at the Bank. Each participant will be entitled to receive the shares upon completion of the minimum period of service. No shares were delivered pursuant to this plan in 2009.

Due to the share compensation plans, global program daily pro rata expenses were recorded in the amount of R$19.9 million in 2009 and R$19.6 million in 2008, referring to initial costs in respective granting dates for each cycle above mentioned.

Fair value

The fair value of each option granted is calculated at the grant date. In order to value Plan I06, two valuation reports were performed by two multinational investment banks. These banks used the Black-Scholes equity option pricing model considering the following parameters: the expected life of the options, interest rates, volatility, exercise price, market price and dividends of Santander Spain shares and the shares of comparable banks. The fair value of the options granted was determined by management based on the average value resulting from the two valuations.

With the exception of the share option plans which include terms relating to market conditions, the transfer terms included in the vesting conditions are not taken into account to estimate fair value. The transfer terms that are not based on market conditions are taken into account by adjusting the number of shares or share options included in the measurement of the service cost of the employee so that, ultimately the amount recognized in the consolidated income statement is based on the number of shares or share options transferred. When the transfer terms are related to market conditions, the charge for the services received is recognized regardless of whether the market conditions for the transfer are met, although the non-market transfer terms must be satisfied. The share price volatility is based on the implicit volatility scale for Santander Spain shares at the exercise prices and the duration corresponding to most of the sensitivities.

The fair value of the Performance Share Plans was calculated as follows:

-	It was assumed that the beneficiaries will not leave the Bank’s employ during the term of each plan.
-
The fair value of the 50% linked to Santander Spain’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10,000 simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI09	PI10	PI11	PI12

Expected volatility (1)	16.25%	15.67%	19.31%	42.36%
Annual dividend yield based on last few years	3.23%	3.24%	3.47%	4.88%
Risk-free interest rate (Treasury Bond yield –zero coupon) over the period of the plan	4.47%	4.50%	4.84%	2.04%

______________
(1)           Calculated on the basis of historical volatility over the corresponding period (two or three years)

The application of the simulation model results in percentage values of 42.7% for PI09, 42.3% for PI10, 44.9% for PI11 and 52.42% for PI12, which are applied to 50% of the value of the options granted, in order to determine the cost per books of the TSR-based portion of the incentive.  Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to Santander Spain’s relative EPS position, (i.e., of the remaining 50% of the options granted) was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

C.           Board Practices

Our shareholders elect members of our board of directors at the annual general shareholders meeting for two-year terms (members may be reelected).  The board of directors appoints our officers for two-year terms, who can also be reelected.

The term of office of the current members of the board of directors and officers is described in Section A of this Item 6.

Duties of the Board of Directors

In line with the fiduciary duties of directors and officers provided in Articles 153, 154, 155 and 245 of the Corporate Law enacted in Brazil, the members of the board of directors shall serve us and the companies of the Group with loyalty, keep our business confidential along with any information that has not been disclosed to the market to which they are privy due to their position, ensure that any subordinates and third parties maintain any such information confidential and enforce the provisions of our code of ethics.

In order to improve the performance of its duties, the board of directors may either create or elect working groups with special purposes to act as advisory bodies without resolution powers.  These working groups may be comprised of members appointed by the board of directors and/or any other persons directly or indirectly linked to us.

On March 22, 2010 our board of directors approved the creation of the appointment and compensation committee (comitê de nomeação e remuneração), an advisory body of our board of directors, without decision-making powers, whose purpose is to propose to our board of directors recommendations regarding appointment and compensation matters. The appointment and compensation committee (1) shall be comprised of no less than three and no more than five members, which includes a coordinator and an advisory secretary, (2) shall have internal regulations, which shall govern, among other matters, the responsibility of the committee, the operational rules and the holding of meetings, which shall be held semi-annually, and (3) shall have, among others, the following responsibilities: (a) identify, analyze, and propose candidates for the board of directors (whether or not independent) and for the position of our CEO; (b) discuss and issue recommendations about succession plans of our managers; (c) propose criteria for performance evaluation of the managers; and (d) review and discuss the policies and guidelines of manager compensation.

On March 19, 2010, our board of directors approved the election of Mr. Marcial Angel Portela Alvarez, Ms. Viviane Senna Lalli, and Mr. Fernando Carneiro as members of our appointment and compensation committee, for a term which will expire at our ordinary shareholders meeting to be held in 2011.  Mr. Marcial Angel Portela Alvarez has been designated as the committee coordinator.

The primary responsibilities of our board of directors are:

Definition of policies and strategies. The board of directors plays a vital role in the definition of the organization’s business strategies in Brazil.  As set out in our by-laws and in applicable legislation, the main function of the board of directors is to provide guidance for our business and operations, which should be observed by the board of executive officers while conducting their activities.  The board of directors is also responsible for the approval of policies for disclosing information to the market and trading with our securities.

Approval of Financial Statements and the Allocation of Net Profit. As set out in our by-laws and in applicable legislation, the board of directors is responsible for the approval and review of the annual budget, the capital budget and the business plan; for issuing an opinion on the annual, six-monthly and quarterly financial statements, proposing the allocation of net profit from the financial year and determining the distribution of dividends and/or interest on equity.

Approval of Corporate Actions. The board of directors should issue an opinion on any corporate actions involving us, and authorize the sale of personal and real property that is part of Property & Equipment, providing collateral to any third parties, the acquisition or sale of investments in equity interest with third parties for any amounts that exceed 5% of the net equity stated on the last balance sheet approved by the general shareholders’ meeting, as well as authorize any equity associations or strategic partnerships with third parties.

Changes to the Capital Structure and the By-laws. The board of directors is responsible for proposing increases or reductions in our share capital, the issue of bonuses, subscription, grouping, share spin-off, the trading of shares to be removed or added to treasury and any changes to our by-laws.

Appointment of Directors and Compensation Policies. The board of directors is responsible for appointing and removing members of the board of executive officers and determining their compensation, benefits and other incentives, subject to the global limit of compensation approved by the general shareholders’ meeting, including the determination of profit sharing for ours and our subsidiary companies officers and employees. It is also the responsibility of the board of directors to approve the assignment for stock option to officers, employees or individuals that render services to us or to our subsidiaries, subject to the option plans approved in the general shareholders´ meeting.

Audit Committees and the Ombudsman. The board of directors is responsible for nominating the members of the company’s Audit Committee and Ombudsman.

Evaluation of the Board of Directors. In accordance with the code of regulations, the board of directors, its chairman and the committees should be evaluated on an annual basis.  The members of the board of directors should also undergo self-evaluation, using criteria established by the board of directors.  The composition of the board is evaluated on an annual basis to ensure that the capabilities of its members are complementary.

On December 23, 2009, our board of directors approved its code of regulations. Shareholders may access such code on the sites www.santander.com.br/ri and www.santander.com.br/acionistas, section “Corporate Governance – Board of Directors”.

Statutory Bodies

Fiscal Council

According to Brazilian corporate law, the adoption of a fiscal council is voluntary.  Although our by-laws contemplate the possibility of a fiscal council, we currently do not have a fiscal council in place.  A fiscal council may be adopted on a permanent or temporary basis.  The fiscal council is an independent body elected by shareholders annually to supervise the activities of management and independent auditors.  The responsibilities of the fiscal council are established by Brazilian corporate law and include oversight of management’s compliance with laws and by-laws, the issuance of a report on the company’s annual and quarterly reports, certain matters submitted for shareholders’ approval, calling of shareholders’ meetings in some cases and reporting on specific adverse matters arising at those meetings.

Audit Committee

According to Brazilian Central Bank regulations (Resolution No. 3194/2004 of the Brazilian National Monetary Council), an audit committee is a statutory board, separate from the board of directors, created by a shareholders’ resolution.  Notwithstanding the requirement for separate bodies, the members of the audit committee may be members of the board of directors, provided that they meet certain independence requirements.  All members of our audit committee meet such independence requirements.  In addition, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors. As a result, our board of directors functions as our audit committee for the purpose of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.  Except in these respects, our audit committee performs the functions of audit committees of U.S. companies.  For more information see “Item 16D. Exemptions from the Listing Standards for Audit Committees”.

Pursuant to Central Bank regulations, our shareholders established on August 31, 2006 the audit committee in our by-laws, which acts as the audit committee for all our affiliates and subsidiaries.  Such audit committee was installed by the board of directors meeting held on March 23, 2007.

Our by-laws require that our audit committee be composed of three to six members, each of whom is elected by the board of directors, among persons, members of the board of directors or not, who meet all statutory and regulatory requirements for the exercise of their office, including any requirements to ensure their independent judgment, one of them with a demonstrable knowledge of the accounting and audit practice, which shall serve for a one year term and may be reelected for up to four consecutive times, pursuant to applicable legislation, up to a maximum five-year term of office.  One of the members of the audit committee shall be designated by our board of directors as the audit committee’s coordinator.  At least one member of the audit committee must have proven knowledge in the areas of accounting and auditing (financial expert).

The members of our audit committee may be replaced as follows: (1) in case of a temporary replacement, the coordinator of our audit committee will be replaced by another member chosen by the coordinator and in the absence of such a temporary placement chosen by the coordinator, the board of directors will appoint a substitute from among the other members of the Audit Committee, and (2) in the case of a vacancy, such position will be filled by an individual appointed by our board of directors.  A substitute member will serve on the audit committee until such time as our board of directors elects a replacement member.  On November 12, 2007, our board of directors approved the audit committee’s code of regulation.

Our audit committee has the following functions, in addition to other functions assigned to it by law or regulatory standard:

1.	set forth the operating rules for its operation;
2.	advise the board of directors on the engagement or replacement of the external audit or;
3.	review, prior to the publication, the semi-annual account statements, including the accompanying notes, management reports and the external auditor’s opinion;
4.	evaluate the effectiveness of the normative provisions applicable to us, in addition to internal regulation and codes;

5.	evaluate the fulfillment by our management of the recommendations made by the external or internal auditors;
6.
set forth and disclose procedures to receive and treat information on the non-fulfillment of the legal and normative provisions applicable to us, in addition to internal codes and regulations, including provisions of specific procedures for the protection of the discloser and confidentiality of information;

7.	advise the executive committee to correct or improve policies, practices and procedures related to their own assignments;
8.
assemble, at least on a quarterly basis, with the executive committee, the internal and external audits, in order to verify the implementation of the recommendations, including as to the planning of the respective audit works, and formalizing, by means of minutes, the contents of such meetings;

9.	assemble with the tax committee, if operating, and with the board of directors, upon their request, to address policies, practices and procedures identified in the scope of their work; and
10.	prepare, at the end of the six-month period ended on June 30 and December 31 every year, the report of the audit committee, meeting the applicable legal and regulatory provisions.

The current members of the audit committee, duly approved by the Central Bank, are Maria Elena Cardoso Figueira, who acts as Coordinator, Paulo Roberto Simões da Cunha, who is our audit committee financial expert, Sérgio Darcy da Silva Alves and Celso Clemente Giacometti.  The term of the members of the audit committee will expire on March 22, 2011.

Set forth below are biographies of the members of our audit committee.

Celso Clemente Giacometti. See the board of directors biographies.

Maria Elena Cardoso Figueira. Ms. Cardoso is a Brazilian citizen, born on November 29, 1965 and a graduate in Economics at Pontifícia Universidade Católica do Rio de Janeiro (“PUC/RJ”). She worked as tax manager for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1991 to 1999. From 1999 to 2000, she worked for the Tax Planning division at Banco Santander Brasil and from 2001 to 2002 she worked for Banco Bilbao Vizcaya Argentina Brasil S.A. as an Accounting and Financial Control Officer. From 2003 to 2004 she acted as Tax Officer for financial institutions and international taxation for KPMG Corporate Finance Ltda.

Sérgio Darcy da Silva Alves. Mr. Alves is a Brazilian citizen, born on May 5, 1945, a graduate in Economics at Economics and Business Administration College of Universidade Federal do Rio de Janeiro.  He is an employee of the Central Bank of Brazil, approved in public examination.  He took office in 1967, performing various functions, including: Officer Responsible for Standards and Organization Matters of the Financial System from 1997 to 2006, Head of the Standard Department of the Financial System from 1991 to 1997, Deputy Head of the Standard Department of the Financial System, being responsible for organizing the Unit together with the former President Gustavo Loyola, at that time Head of Department, from 1985 to 1991; Coordinator in the Department of Capital Markets, in the Division of Authorizations of Financial Institutions until 1985.

Paulo Roberto Simões da Cunha. Mr. Cunha is a Brazilian citizen, born on May 27, 1950. He holds degrees in Accounting and Business Administration at Faculdade de Ciências Econômicas de São Paulo, specialization in Finance at Fundação Getúlio Vargas, Audit at Universidade de São Paulo and Economics at the George Washington University. He developed his career at the Central Bank of Brazil and gained experience in banking supervision for 23 years. He is a former audit committee member of Conglomerado Bradesco, DEDIC (Portugal Telecom) and Zamprogna S.A. He is also a former partner of KPMG for financial services. He is currently a statutory audit committee member of BM&FBOVESPA and a fiscal council member of Mahle Metal Leve S.A.

D.    Employees

On December 31, 2009, we had 51,241 full-time, permanent employees.  The following table presents the breakdown of our full-time, permanent employees at the date indicated.

At December 31, 2009
Branch employees	32,938
Administration employees	18,303
Total	51,241

The Brazilian Banking Employees’ Union represents most of our employees.  In the event of a potential conflict with our banking employees and/or the banking union, negotiations are conducted by the FENABAN.  Each year, generally in September, all banks have a collective negotiation period in which they revise salary structures.  During this period, the Banking Employees’ Union negotiates bank employees’ salaries within the scope of the Brazilian Banking Collective Agreement with the FENABAN.  Since the acquisition of our predecessor banks by our indirect shareholder Santander Spain, we have not suffered significant losses through strikes and our management believes it has good relations with our employees.

We have a profit sharing plan with our employees based on predetermined annual performance targets for our operating and financial results.  As a result, if we meet or exceed certain goals, our employees are able to share in our financial performance.  We believe our levels of remuneration, benefits (including our profit sharing program), working conditions and other allowances are generally competitive with those offered in Brazil by other large banks and enterprises.

We have a policy of providing continuous training to our employees in order to enable them to improve their skills and create a more efficient team, committed to the values of the group.  In 2004, we established a business school to provide training in the following areas: professional development, employee integration in the work environment and training and development of service management, business and leadership skills.

We offer our employees certain defined contribution pension plans into which our employees may elect to contribute a portion of their salary and into which we may also make contributions on behalf of such employees.  These plans provide retirement, disability and death benefits.  Holandaprevi is the only pension plan currently open for new enrollment.  Most of our current employees are enrolled with Holandaprevi.  On December 31, 2009, 39,689 participants were enrolled in this plan, for a total amount under management of approximately R$1.2 billion.  For more detailed information relating to our pension plans see note 21 to our audited consolidated financial statements.

E.     Share Ownership

The following table provides the names of our directors and executive officers who owned shares of Santander Brasil as of December 31, 2009.

Shareholder	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Marcial Angel Portela Alvarez	1	(1)		(1)	(1)
Fábio Colletti Barbosa	702,292	(1)	638,438	(1)	(1)
José Antonio Alvarez Alvarez	1	(1)		(1)	(1)
José Manuel Tejón Borrajo	1	(1)		(1)	(1)
José Roberto Mendonça de Barros	1	(1)		(1)	(1)
Viviane Senna Lalli	1	(1)		(1)	(1)
José de Menezes Berenguer Neto	351,011	(1)	319,100	(1)	(1)
José de Paiva Ferreira	468,051	(1)	425,500	(1)	(1)
Angel Oscar Agallano	116,985	(1)	106,350	(1)	(1)
Fernando Byington Egydio Martins	702,075	(1)	638,250	(1)	(1)
Gustavo José Costa Roxo da Fonseca	702,075	(1)	638,250	(1)	(1)
João Roberto Gonçalves Teixeira	702,075	(1)	638,250	(1)	(1)
Lilian Maria Ferezim Guimarães	351,010	(1)	319,100	(1)	(1)
Oscar Rodriguez Herrero	11,660	(1)	10,600	(1)	(1)
Pedro Paulo Longuini	468,051	(1)	425,501	(1)	(1)
Arnaldo Penteado Laudisio	70,180	(1)	63,800	(1)	(1)

Javier Fonseca Viader	116,985	(1)	106,350	(1)	(1)
José Roberto Machado Filho	702,075	(1)	638,250	(1)	(1)
Luciane Ribeiro	702,076	(1)	638,251	(1)	(1)
Luis Felix Cardamone Neto	468,050	(1)	425,500	(1)	(1)
Marcos Matioli de Souza Vieira	207,434	(1)	181,157	(1)	(1)
Maria Luiza de Oliveira Pinto e Paiva	234,025	(1)	212,750	(1)	(1)
Pedro Carlos Araújo Coutinho	46,805	(1)	42,550	(1)	(1)
Wagner Augusto Ferrari	234,025	(1)	212,750	(1)	(1)
Alexandre Schwartsman	351,010	(1)	319,100	(1)	(1)
André Fernandes Berenguer	702,075	(1)	638,250	(1)	(1)
Antonio Fernando Laurelli Ribeiro	116,985	(1)	106,350	(1)	(1)
Carlos Leibowicz	116,985	(1)	106,350	(1)	(1)
Francisco Di Roberto Junior(2)	234,025	(1)	212,750	(1)	(1)
Jamil Habibe Hannouche	187,220	(1)	170,200	(1)	(1)
João Batista Videira Martins(2)	702,075	(1)	638,250	(1)	(1)
João Guilherme de Andrade So Consiglio	234,025	(1)	212,750	(1)	(1)
Marcio Aurélio de Nóbrega	46,805	(1)	42,550	(1)	(1)
Marcos Adriano Ferreira Zoni	234,025	(1)	212,750	(1)	(1)
Mauro Siequeroli	23,375	(1)	21,250	(1)	(1)
Reginaldo Antonio Ribeiro	234,025	(1)	212,750	(1)	(1)
Sergio Gonçalves	702,075	(1)	638,250	(1)	(1)
____________
(1)	Owns less than 0.01%.
(2)	No longer officer

Shares held by members of our board of directors and our board of executive officers do not have voting rights distinct from shares held by our other shareholders.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major shareholders

The Santander Group is the largest private financial group in Spain.  Through expansion and acquisitions in Chile, Mexico, Colombia, Venezuela, Argentina and Brazil, among other countries, the Santander Group has grown to become the largest bank in Latin America, measured by assets.  As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders.

As of December 31, 2009, Banco Santander, S.A. (formerly Banco Santander Central Hispano, S.A.) indirectly owns 83.5% of our total capital stock through its direct subsidiaries, Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.  The Santander Group ultimately determines our strategy and manages our operations.  Our relationship with the Santander Group has provided us with access to the expertise of the Santander Group in areas such as technology, product innovation, human resources and internal audit control systems.  In addition, the Santander Group requires us to follow the its banking policies, procedures and standards, especially with respect to credit approval and risk management.  Such policies and expertise have been successfully used by the Santander Group in the Spanish and other banking markets, and we believe that such policies and expertise have had and will continue to have a beneficial effect upon our operations.

The following table presents the beneficial ownership of our common and preferred shares as of December 31, 2009.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
	(in thousands, except percentages)
Grupo Empresarial Santander, S.L.	74,967,226	35.2%	63,531,986	34.1%	34.7%
Sterrebeeck B.V.	99,527,083	46.8%	86,492,330	46.5%	46.6%
Santander Seguros S.A.	7,240	0.0%	9,525	0.0%	0.0%
Santander Insurance Holding, S.L.	4,745,084	2.2%	4,125,836	2.2%	2.2%
Employees(1)	311,840	0.1%	284,366	0.2%	0.0%
Other minority shareholders	33,283,259	15.7%.	31,758,342	17.1%	16.5%
Total	212,841,732	100%	186,202,385	100%	100%
___________
(1)      Includes members of senior management. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

The total number of ADSs held by US investors is 193,864,453, not including individuals and legal entities with portfolios of less than US$100 million, to which we do not have access.

Significant Changes in Percentage Ownership of Principal Shareholders

As of January 31, 2006, Grupo Empresarial Santander, S.L. owned 100% of the ordinary shares and 94.86% of the preferred shares of our then-predecessor company, Banco Santander Meridional S.A.  As a result of the reorganization of our operations in Brazil in 2006 (see “Item 4. Information on the Company—A. History and development of the company—History—Santander Group in Brazil”), as of April 30, 2006, Grupo Empresarial Santander, S.L. owned 99.25% of the common shares and 96.50% of the preferred shares (following adjustments for fractional shares resulting from the reorganization) of our then-predecessor company, Banco Santander Banespa S.A.  As a result of the share exchange transaction (incorporação de ações) on August 29, 2008 (see “Item 4. Information on the Company— A. History and development of the company—History—Banco Real Acquisition”), Sterrebeeck B.V. owned 56.83% of our common shares and 56.83% of our preferred shares and Grupo Empresarial Santander, S.L. owned 41.60% of our common shares and 40.53% of our preferred shares.

Santander Insurance Holding became the beneficial owner of all of its shares in us on August 14, 2009 in connection with the series of share exchange transactions pursuant to which certain asset management and insurance companies that had been owned by the Santander Group were transferred to us.  See “Item 4. Information on the Company—A. History and Development of the Company—Important Events”.  As a result of the share exchange transactions (incorporações de ações) on August 14, 2009, Santander Insurance Holding owned 2.61% of our common shares and 2.61% of our preferred shares, Sterrebeeck B.V. owned 54.69 % of our common shares and 54.69% of our preferred shares and Grupo Empresarial Santander, S.L. owned 41.19% of our common shares and 40.17% of our preferred shares.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders.  See “Item 10. Additional Information—B. Memorandum and articles of association—Issued Share Capital”.

B.    Related party transactions

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with our subsidiaries and affiliates and those of the Santander Group.  Among other transactions, we have credit lines outstanding with the Santander Group and its affiliated financial institutions around the world.  At December 31, 2009, borrowings and deposits from the Santander Group represented approximately 2.2% of our total funding.  In addition, from time to time, we enter into certain transactions with the Santander Group and other related parties for the provision of advisory and advertising services.  Such transactions are conducted at arm’s length, based on terms that correspond to the terms that would apply to transactions with third parties.

In line with regulations applicable to us under Brazilian law, we are not permitted to, and do not, provide loans or advances to any of our subsidiaries (with the exception of loans to leasing subsidiaries), executive officers, members of our board of directors or their family members.

Information Technology Platform

We contract with certain affiliates of the Santander Group (Ingeniería de Software Bancário S.L. (Spain), ISBAN S.A. (Chile), Produban Servicios Informáticos Generales S.L. (Spain), ISBAN S.A. (Brasil) and Produban S.A. (Brasil)) for the outsourcing of certain products and services relating to our information technology platform, including software development, hosting and information processing.  We believe the provision of these services is provided on an arm’s-length basis on terms substantially similar to those available from other providers in the market.  In each of 2009 and 2008, we paid to affiliates of the Santander Group approximately R$644 million and approximately R$291 million, respectively, for the provision of such products and services.  See “Item 4. Information on the Company—B. Business Overview—Technology”.

Procurement Services

We have entered into agreements with Aquanima Brasil Ltda., an affiliate of the Santander Group, which offers procurement services (sourcing, e-procurement, outsourcing and consultancy) to Santander Brasil.  Volume aggregation between Santander Brasil and other client companies allow for joint purchases for groups of different clients.  We believe the agreements entered into with Aquanima Brasil Ltda. were on an arm’s-length basis.  In each of 2008 and 2007, we paid Aquanima Brasil Ltda. approximately R$16.0 million for the provision of these services, and approximately R$20 million in 2009.

Other Related Party Transactions

From time to time we engage in lending and borrowing transactions to fund our operations and other miscellaneous transactions with various companies of the Santander Group, in compliance with restrictions on loans or advances imposed by Brazilian law.  The following table shows the balances owed to us by such companies (assets) at each of  December 31, 2009 and December 31, 2008 and the amounts owed by us to such companies (liabilities) at the same dates.  The table also sets forth amounts received (income) or paid (expenses) to such companies for the year ended December 31, 2009 and the year ended December 31, 2008.  All such transactions with Santander Group companies were conducted on an arm’s-length basis on terms substantially similar to those available from other providers in the market.

	At and for the year ended At December 31,
	2009		2008
	Joint-controlled companies	Related parties	Joint-controlled companies	Related parties
	(in thousands of R$)
Assets
Cash and balances with the Brazilian Central Bank(1)	—	295,448	—	714,127
Banco Santander, S.A. – Spain	—	294,539	—	713,858
Other	—	909	—	269
Loans and advances to credit institutions(2)	335,849	994,019	455,844	10,605,899
Banco Santander, S.A. – Spain	—	994,019	—	3,605,118
Abbey National Treasury Services Plc	—	—	—	4,674,000
Santander Benelux, S.A., N.V.	—	—	—	2,326,781
Companhia de Crédito, Financiamento e Investimento RCI Brasil	298,095	—	380,808	—
Companhia de Arrendamento Mercantil RCI Brasil	37,754	—	75,036	—

	At and for the year ended At December 31,
	2009		2008
	Joint-controlled companies	Related parties	Joint-controlled companies	Related parties
	(in thousands of R$)
Trading derivatives	—	953,243	—	1,501,689
Banco Santander, S.A. – Spain	—	—	—	—
Santander Benelux, S.A., N.V.	—	891,133	—	1,472,414
Santander Overseas Bank, Inc – Puerto Rico	—	—	—	28,858
Other	—	62,110	—	417
Other Assets	218	142	111	125,237
Banco Santander, S.A. – Spain	—	115	—	1,924
Santander Seguros S.A.	—	—	—	115,720
Santander Brasil Seguros S.A.	—	—	—	4,539
Santander Capitalização S.A.	—	—	—	3,054
Other	218	27	111	—
Liabilities
Trading derivatives	—	(1,037,799)	—	(1,667,390)
Banco Santander, S.A. – Spain	—	—	—	(160,648)
Santander Benelux, S.A., N.V.	—	(957,392)	—	(1,468,981)
Santander Overseas Bank, Inc – Puerto Rico	—	—	—	(2,232)
Abbey National Plc	—	—	—	(35,529)
Abbey National Treasury Plc	—	(24,028)	—	—
Fundo de Investimento Multimercado Santillana Cred. Privado	—	(55,891)	—	—
Other	—	(488)	—	—
Deposits from credit institutions	(15,142)	(3,551,162)	(40,229)	(5,471,056)
Banco Santander, S.A. – Spain	—	(2,705,728)	—	(4,071,725)
Santander Overseas Bank, Inc – Puerto Rico	—	—	—	(1,153,129)
Banco Español de Crédito, S.A. – Banesto	—	—	—	(240,852)
Grupo Banesto: Sociedades consolidables	—	(157,283)	—	—
Abbey National Treasury Services Plc	—	(387,616)	—	—
Fundo de Investimento Multimercado Santillana Cred. Privado	—	(192,139)	—	—
Fundo de Investimento Multimercado Menorca Crédito Privado	—	(106,490)	—	—
Companhia de Arrendamento Mercantil RCI Brasil	(2,626)	—	(25,589)	—
Other	(12,516)	(1,906)	(14,640)	(5,350)
Customer deposits	—	(1,832)	(85,198)	(120,400)
Produban Serviços de Informática S.A.	—	—	—	(35,438)
Santander Seguros S.A.	—	—	—	(8,094)
ISBAN S.A.	—	—	—	(73,153)
Cia Brasileira de Soluções e Serviços – CBSS	—	—	(67,225)	—
Celta Holdings Ltda	—	—	(1,686)	—
Tecnoligia Bancária – TECBAN	—	—	(16,280)	—
Other	—	(1,832)	(7)	(3,715)
Subordinated liabilities(3)	—	(1,667,219)	—	—
Banco Santander, S.A. – Spain	—	(1,667,219)	—	—
Other financial liabilities – Dividends and Bonuses Payable	—	(1,392,079)	—	(1,352,252)
Grupo Empresarial Santander, S.L.	—	(570,414)	—	(567,344)
Santander Insurance Holding, S.L.	—	(81,701)	—	—

	At and for the year ended At December 31,
	2009		2008
	Joint-controlled companies	Related parties	Joint-controlled companies	Related parties
	(in thousands of R$)
Sterrebeeck B.V.	—	(739,683)	—	(784,892)
Others	—	(281)	—	(16)
Other Payables	—	(9,266)	(7,925)	(40,534)
Banco Santander, S.A. – Spain	—	(9,266)	—	(12,075)
Ingeniería de Software Bancario, S.L	—	—	—	(14,479)
ISBAN S.A.	—	—	—	(6,368)
Altec, S.A. – Chile	—	—	—	(4,395)
Produban Serviços de Informática S.A.	—	—	—	(3,084)
Other	—	—	(7,925)	(133)
___________
(1)	Comprised of cash balances that did not bear interest.

(2)
All loans to related parties were made in our ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.  The largest loan amount to a related party in 2009 was extended to Santander Spain in the aggregate amount of R$2,858.5 billion in October 2009.  The amount outstanding on December 31, 2009 was extended  in connection with overnight lending transactions, and generally accruing interest at an average annual rate of 0.07%.

(3)
On January 22, 2010, we redeemed in advance the Subordinate CDB (bank certificate of deposit), with original maturity on March 25, 2019 and amounting to R$1,507,000, pursuant to authorization granted by the Central Bank of Brazil on January 8, 2010.  The purpose of the anticipated redemption was to improve our funding structure, pursuant to the strategy disclosed in the use of proceeds of the “Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A”.

	For the year ended December 31,
	2009		2008
	Income (Expenses)		Income (Expenses)
	Joint-controlled companies	Related parties	Joint-controlled companies	Related parties
	(in thousands of R$)
Interest and similar income – Loans and advances to credit institutions	40,034	4,950	6,167	33,348
Banco Santander, S.A. – Spain	—	2,463	—	23,911
Abbey National Treasury Services Plc	—	2,487	—	9,437
Companhia de Crédito Financiamento e Investimento RCI Brasil.	33,674	—	3,947	—
Companhia de Arrendamento Mercantil RCI Brasil.	6,360	—	2,220	—
Interest expenses and similar charges – Customer deposits	(7,233)	(12,039)	(8,153)	(10,374)
Produban Serviços de Informática S.A.	—	—	—	(2,654)
ISBAN S.A.	—	—	—	(7,445)
Fundo de Investimento Multimercado Menorca Crédito Privado	—	(11,940)	—	—
Companhia de Arrendamento Mercantil RCI Brasil.	(6,379)	—	(8,153)	—
Other	(854)	(99)	—	(275)

	For the year ended December 31,
	2009		2008
	Income (Expenses)		Income (Expenses)
	Joint-controlled companies	Related parties	Joint-controlled companies	Related parties
	(in thousands of R$)
Interest expenses and similar charges – Deposits from credit institutions	(400)	(125,466)	—	(552,897)
Banco Santander, S.A. – Spain	—	(100,574)	—	(439,379)
Santander Overseas Bank, Inc – Puerto Rico	—	(9,062)	—	(50,406)
Banco Español de Crédito, S.A. – Banesto	—	—	—	(12,263)
Banco Santander, S.A. – Chile	—	—	—	(50,838)
Grupo Banesto: Sociedades consolidables	—	(1,131)	—	—
Abbey National Treasury Services Plc	—	(1,869)	—	—
Cia Brasileira de Soluções e Serviços – CBSS.	—	(4,821)	—	—
Fundo de Investimento Multimercado Santillana Cred. Privado.	—	(7,922)	—	—
Companhia de Crédito Financiamento e Investimento RCI Brasil.	(400)	—	—	—
Other	—	(87)	—	(11)
Gains/losses on financial assets and liabilities	—	(468,098)	—	(675,087)
Banco Santander, S.A. – Spain	—	—	—	(295,815)
Santander Benelux, S.A., N.V.	—	(320,972)	—	(349,805)
Santander Overseas Bank, Inc – Puerto Rico	—	(6,001)	—	24,145
Fundo de Investimento Multimercado Menorca Crédito Privado	—	46,023	—	—
Fundo de Investimento Multimercado Santillana Cred. Privado	—	(182,833)	—	—
Other	—	(4,315)	—	(53,612)
Other income (expenses)	6,861	(188,209)	—	(175,929)
Banco Santander, S.A. – Spain	—	(83,843)	—	15,511
Santander Seguros S.A.	—	(475)	—	1,078
Santander Capitalização S.A.	—	13,351	—	35,054
ISBAN S.A.	—	—	—	(95,552)
Altec, S.A. – Chile	—	(7,805)	—	(2,837)
Aquanima Brasil Ltda.	—	(22,239)	—	(16,095)
Ingeniería de Software Bancario, S.L.	—	(24,900)	—	(19,857)
Santander Investment Securities Inc.	—	(44,757)	—	—
Companhia de Crédito Financiamento e Investimento RCI Brasil.	6,134	—	—	—
Other	727	(17,541)	—	(93,231)
Gains on disposal of assets not classified as noncurrent assets held for sale	—	2,376,460	—	—
Santusa Holding, S.L.	—	2,376,460	—	—

The compensation of our key management personnel was approved at the shareholders meeting which set the maximum aggregate compensation for the Board of Directors and Executive Officers at R$226 million.  For further details see note 43 B to our audited consolidated financial statements.

C.    Interests of experts and counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements”, which contains our audited consolidated financial statements prepared in accordance with IFRS.

Legal Proceedings

We are party to lawsuits and administrative proceedings incidental to the normal course of our business.  The main categories of lawsuits and administrative proceedings to which we are subject include:

•	administrative and judicial actions relating to taxes;

•	indemnification suits for damage related to consumer rights, in particular with respect to credit cards, checking accounts, collection and loan disputes;

•	suits involving dispute of contractual clauses of existing agreements;

•
civil suits, including from depositors relating to the alleged effects of our implementation of various government economic plans (seeking differences for monetary adjustments on remuneration of several deposits, such as saving accounts and judicial deposits) and consumer law (i.e., breach of contract and foreign currency indexation, including administrative proceedings) and to the privatization of Banespa;

•	class actions involving agreements and settlement of debts with the public sector; and

•	suits brought by employees, former employees and unions relating to alleged labor rights violations.

The provisions are recorded for administrative and judicial proceedings in which we assess the chances of loss to be probable.  Overall, we do not record provisions when the chances of loss are possible or remote, in accordance with IFRS.  In cases where we litigate a claim, we record a provision for our estimate of the probable loss based on historical data for similar claims.  In addition, we record provisions (i) on a case-by-case basis based on the analysis and legal opinion of internal and external counsel or (ii) by considering the historical average amount of loss of such category of lawsuits.  Due to the established provisions and the legal opinions provided, we believe that any liabilities related to these lawsuits or proceedings will not have a material adverse effect on our financial condition or results of operations.

As of December 31, 2009, our probable and possible contingent legal liabilities (tax, labor and civil) amounted to approximately R$17.6 billion, of which our probable contingent legal liabilities and legal obligations amounted to R$11.1 billion.

Tax Litigation

We are a party to several tax-related lawsuits and administrative actions.  As of December 31, 2009, our probable and possible tax liability and legal obligations amounted to approximately R$11.1 billion, of which approximately R$6.4 billion were probable amounts or legal obligations and have been provisioned in accordance with our policies.  It is our policy not to provision actions with possible and remote loss assessment.

In November 2009, we and our controlled entities joined the program of installments and payment of tax and social security established by Law 11,941/2009.  In general terms, this program allows taxpayers to pay all tax debts administered by the Brazilian Federal Revenue Office and the National Treasury Attorney’s Office and past-due taxes until November 30, 2008 (whether constituted or not, or entered in the federal over-due tax liability roster or not, as well as debts being demanded under tax enforcement claims already in progress), in one lump sum or in several installments of up to 180 months.  The principal actions included in this program are:

(i)	deductibility of CSLL, in which the entities were claiming the deduction of CSLL in the calculation of IRPJ;

(ii)	concurrency IRPJ, in which ABN Leasing intended to reconcile for income tax depreciation expense in the same period of recognition of revenue from leasing consideration; and

(iii)
lawsuit filed by several companies of the group challenging the application of an increased CSLL rate (18.0%-30.0%) for financial institutions as compared to the rate for non-financial companies (8.0%-10.0%).  For the latter case, the adherence to procedures was partial, for reasons inherent in the processes.

We and our subsidiaries also agreed to separate the tax and social security liabilities, which may be settled at a later date after the formal consolidation of all tax and social security debts, to be held by the Brazilian Federal Revenue Service, under the rules of the program.  No accounting effect has been recognized in the case of such separation, as it was not possible to identify and quantify the processes to be included in the program and its accounting effects.

The main judicial and administrative proceedings that remain in place after the application of Law No. 11,941/09 are:

PIS/COFINS.  We filed lawsuits seeking to invalidate the provisions of Article 3, Paragraph 1 of Law No. 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities.  Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

Social contribution tax.

•
Equal tax treatment.  We filed a lawsuit challenging the application of an increased CSLL rate of 18.0% for financial institutions, applicable until 1998, compared to the CSLL rate of 8.0% for non-financial institutions on the basis of the constitutional principle of equal tax treatment.

•
Tax rate increase.  We filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act No. 413/2008, subsequently codified into Law No. 11,727/2008.  Financial institutions were formerly subject to a CSLL tax rate of 9.0%, however, Law No. 11,727/2008 established a 15.0% CSLL tax rate as from April 2008.  Judicial proceedings are pending judgment.

•
Federal Revenue Services allegation.  We have questioned the Federal Revenue Services allegation of irregularities in certain CSLL tax payments, given that a final and non-appealable judgment was declared in our favor cancelling payment of such CSLL taxes pursuant to Law No. 7.689/1988 and Law No. 7.787/1989.  Two of our subsidiaries are involved in separate actions relating to this proceeding.

•
Alleged non-compliance with amnesty law.  The federal government has demanded payment of certain CSLL taxes from certain entities, including us, alleging that such entities did not fulfill all the requirements listed under the tax amnesty under Law No. 9779/1999.  Administrative and judicial  proceedings are pending judgment.

Allowance for doubtful accounts.  The tax authorities have requested payment of certain amounts relating to CSLL and IRPJ levied on amounts for doubtful accounts that were allegedly improperly deducted due to non-compliance with tax criteria in effect in 1995.

Taxes on banking transactions.  In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. and another tax assessment against our predecessor, Banco Santander Brasil S.A.  The tax assessments refer to the collection of a CPMF tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by our predecessor to Santander DTVM in 2000, 2001 and the first two months of 2002.  We believe that the tax treatment was adequate.  The tax appeals board voided the service of process against Santander DTVM and confirmed the service of process notice of Banco Santander Brasil S.A.  An administrative appeal can be filed with the Superior Chamber of Tax Appeals.

Taxes on reimbursement arising from contractual guarantees.  In December 2007, the Federal Revenue Service issued an infraction notice against us.  The notice refers to the collection of IRPJ and CSLL taxes for tax year 2002 on amounts reimbursed by our former controlling shareholder for payments made by us that were the responsibility of the controlling shareholder.  The Federal Revenue Service deemed the amounts to be taxable income and not reimbursements.  We filed an administrative defense which had an unfavorable outcome.

Tax on services for financial institutions.  Certain municipalities levy ISS taxes on certain revenues derived from transactions not usually classified as the rendering of services.  In such cases, we have argued in administrative and judicial proceedings against the payment of ISS.

Social security contribution.  We are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions as we believe that these benefits do not constitute salary.

Labor Litigation

Similar to many other Brazilian banks, we are defending lawsuits brought by labor unions or individual employees seeking, in general, compensation for overtime work, lost wages and other labor rights, including lawsuits relating to retiree complaints about pension benefits.  We believe we have either paid or adequately provisioned for all such potential liabilities.  In addition, we are defendants in labor lawsuits filed by third-party employees that rendered or render services to us through service providers.  Brazilian courts understand that if a third-party service provider fails to pay its employee, the employee has the right to demand payment directly from the company to which it rendered its services.  As of December 31, 2009, our probable and possible labor-related litigation liabilities amounted to R$4.4 billion and we have provisioned for R$3.1 billion in connection with labor-related litigation for which the risk of loss is probable.

Civil Litigation

We are party to civil lawsuits claiming damages and other civil remedies.  These disputes normally fall within one of the following categories typical for Brazilian banks: (1) actions requesting the review of contractual terms and conditions or seeking monetary adjustments, including the alleged effects of implementation of various economic government plans; (2) actions arising from loan agreements; (3) execution actions; and (4) actions seeking damages.  As of December 31, 2009, our possible and probable civil litigation liabilities amounted to R$2.1 billion, of which we had provisioned R$1.6 billion for probable losses, including to cover the litigation described below.  For civil lawsuits considered to be common and similar in nature, the provisions are recorded based on statistical average previous payments, and on the legal counsel’s evaluation of success.  Provisions for other lawsuits are determined individually on a case-by-case basis.

From September 2009 through January 2010, we have entered into some final and binding settlement agreements with respect to the lawsuits brought by minority shareholders of the former Banco Noroeste, arising from our acquisition of Banco Noroeste in 1998 and the subsequent merger of Banco Noroeste with us in 1999, pursuant to which we paid the plaintiffs R$93.8 million (plus R$11.0 million in attorneys’ fees), and one of our controlling shareholders purchased the remaining shares held by such plaintiffs, in exchange for the discharge of all such claims.  These settlement agreements were homologated by the courts, and therefore the lawsuits were extinguished.

Other Litigation

In addition to the matters described above, we are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters.  In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be.  We believe that we have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believe that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on our business, financial condition, or results of operations.  However, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us; as a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

In connection with the above, in December 2008, the Federal Revenue Service issued an infraction notice against us in the total amount of R$3.9 billion with respect to IRPJ and CSLL related to 2002 and 2004.  The tax authorities assert that Santander Brasil did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa.  We have filed an appeal to the Administrative Counsel of Tax Appeals (Conselho Administrativo de Recursos Fiscais) and a ruling is expected within approximately one year.  We believe, in accordance with the advice of our external legal counsel, that the Federal Revenue Service’s position is incorrect, that the grounds to contest this claim are well founded, and that the risk of loss is remote.  Accordingly, we have not recorded any provisions for this matter since this issue should not have an impact on our financial statements.

Grand Cayman Branch

We have a branch in Grand Cayman, Cayman Islands with its own staff and representative officers.  Banco Santander S.A. – Grand Cayman Branch is licensed under The Banks and Trust Companies Law (2009 Revision) as a Category “B” Bank and it is duly registered as a Foreign Company with the Registrar of Companies in Grand Cayman – Cayman Islands.  The Branch, therefore, is duly authorized to carry on banking business in the Cayman Islands.  The branch was authorized by the local authorities to act as its own registered office and it is located at the Waterfront Centre Building, 28, North Church Street – 2nd floor, Grand Cayman, Cayman Islands, P.O. Box 10444 - KYI-1004, Phone: 1-345-769-4401 and Fax: 1-345-769-4601.

Our Grand Cayman branch is currently engaged in the business of sourcing funds in the international banking and capital markets to provide credit lines for us, which are then extended to our customers for working capital and trade-related financings.  It also takes deposits in foreign currency from corporate and individual clients and extends credit to Brazilian and non-Brazilian clients, mainly to support trade transactions with Brazil.  The results of the operations of the Grand Cayman branch are consolidated in our financial statements.

Dividend Policy

We currently intend to recommend to our shareholders a policy to distribute 50% of our yearly adjusted net income (as defined below) as dividends and/or interest attributable to shareholders’ equity.  Our future dividend policy and the amount of future dividends and/or interest attributable to shareholders’ equity we decide to recommend to our shareholders for approval will depend on a number of factors, including, but not limited to, our cash flow, financial condition (including capital position), investment plans, prospects, legal requirements, economic climate and such other factors as we may deem relevant at the time.  The amount of future dividends or interest attributable to shareholders’ equity we may pay is subject to Brazilian corporate law and will be determined by our shareholders at general shareholders’ meetings as described below.

Amounts Available for Distribution

At each annual general shareholders’ meeting, our board of directors is required to advise on how to allocate our net income for the preceding year.  The allocation is subject to approval by our shareholders.  Brazilian corporate law defines “net income” for any fiscal year as the results in a given year after the deduction of accrued losses, the provisions for income and social contribution taxes for that year, accumulated losses from prior years, and any amounts allocated to profit-sharing payments to the employees and management.

Our by-laws provide that an amount equal to at least 25% of our adjusted net income, after deducting allocations to the legal and contingency reserves, should be available for distribution as dividend or interest attributable to shareholders’ equity in any given year.  This amount represents the mandatory dividend.  Our calculation of net income and allocations to reserves for any year, as well as the amount available for distribution, are determined on the basis of our consolidated financial statements prepared in accordance with Brazilian GAAP.  Our adjusted net income calculated in accordance with Brazilian GAAP may differ from the net income calculated in accordance with IFRS, principally as a result of the amortization of the goodwill derived from the acquisition of Banco Real in 2008.  See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Impairment”.

Brazilian corporate law allows, however, our shareholders to suspend dividends distribution if our board of directors reports to our annual shareholders’ meeting that the distribution would not be advisable given our financial condition.  Our Fiscal Council, if in operation, should review any suspension of the mandatory dividend.  In addition, our management should submit a report to the CVM setting out the reasons for the suspension.  Net income not distributed by virtue of a suspension is allocated to a separate reserve and, if not absorbed by subsequent losses, is required to be distributed as dividend as soon as our financial condition permits such payment.

Reserve Accounts

Companies incorporated under Brazilian law usually maintain two main reserve accounts: profit reserve accounts and capital reserve accounts.

Profit reserves

Reserve accounts are comprised of the legal reserve, by-laws reserve, unrealized profit reserve, retained profit reserve and contingency reserve.

•
Legal Reserve.  We are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the aggregate amount of the reserve equals 20% of our capital stock.  However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital stock.  Any net loss may be offset with the amounts allocated to the legal reserve.  The amounts allocated to such reserve must be approved by our shareholders in a shareholders’ meeting, and may be used only to increase our capital stock or to offset losses.  Therefore, they are not available for the payment of dividends.

•
By-laws Reserve.  Pursuant to Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our by-laws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve.  An allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent distribution of the mandatory distributable amount.  Our by-laws currently establish that after the deduction of the amount allocated to the legal reserve and mandatory dividends, we may allocate the balance of our adjusted net income to a reserve for equalization of dividends, which is limited to 50% of our capital stock.

•
Unrealized Profit Reserve.  Pursuant to Brazilian corporate law, the amount by which the mandatory dividend exceeds the “realized” net profits in a given year may be allocated to an unrealized profit reserve account.  Brazilian corporate law defines “realized” net profits as the amount by which our net profits exceeds the sum of (1) our net positive results, if any, from the equity method of accounting; and (2) the profits, gains or income that will be received by our company after the end of the next fiscal year.  Profits recorded in the unrealized profit reserve, if realized and not absorbed by losses in subsequent years, must be added to the next mandatory dividend distributed after the recognition.  Currently, we do not have an unrealized profit reserve.

•
Retained Profit Reserve.  Pursuant to Brazilian corporate law, a portion of our net income may be reserved for investment projects in an amount based on a capital expenditure budget approved by our shareholders.  If such budget covers more than one fiscal year, it must be reviewed annually at the shareholders’ general meeting.  The allocation of this reserve cannot jeopardize the payment of the mandatory dividends.  Currently, we do not have a retained profit reserve.

•
Contingency Reserve.  Under Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years.  Management must indicate the cause of the anticipated loss and justify an allocation to the contingency reserve.  Any amount so allocated in a prior year either must be reversed in the year in which the loss had been anticipated, if the loss does not occur as projected, or charged off in the event that the anticipated loss occurs.  Allocations to the contingency reserve are subject to the approval of our shareholders at a shareholders’ general meeting.  Currently, we do not have a contingency reserve.

Capital Reserves

According to Article 182 of Brazilian corporate law, the capital reserve is comprised of: (1) interest paid in the subscription of shares; and (2) sale of participation certificates (not applicable to us) and subscription bonds.  The capital reserve can be used to only: (1) amortize losses greater than accumulated income and revenue reserves; (2) call, reimburse or redeem our own shares; (3) redeem shares of beneficiaries (not applicable to us); (4) incorporation to capital stock; or (5) pay dividends to preferred shareholders under limited circumstances.  Currently, we do not have a capital reserve.

Payment of Dividends and Interest Attributable to Shareholders’ Equity

Dividends

We are required by Brazilian corporate law and our by-laws to hold an annual general shareholders’ meeting by no later than the fourth month after each fiscal year, at which time, among other things, the allocation of the results of operations in any year and the distribution of an annual dividend are reviewed.  The payment of annual dividends is based on our consolidated audited financial statements prepared for the immediately preceding fiscal year.

Any holder of record of shares at the time a dividend is declared is entitled to receive dividends.  Under Brazilian corporate law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders’ resolution establishes another payment date, which, in any event, must occur prior to the end of the fiscal year in which such dividend was declared.  Based on Brazilian corporate law, unclaimed dividends do not bear interest, are not monetarily adjusted and may revert to us three years after dividends were declared.

Our board of directors may declare interim dividends or interest attributable to shareholders’ equity based on income verified in semi-annual financial statements.  The board of directors may also declare dividends based on financial statements prepared for shorter periods, provided that the total dividends paid in each six-month period do not exceed the capital reserves amount required by Brazilian corporate law.  The board of directors may also pay interim dividends or interest attributable to shareholders’ equity out of retained earnings or income reserves recorded in the last annual balance sheet.  Any payment of interim dividends or interest on shareholders’ equity may be set off against the amount of mandatory dividends relating to the net income earned in the year in which the interim dividends were paid.

In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to receive dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside Brazil.  The units underlying the ADSs are held in Brazil by us, acting as the custodian, as agent for the depositary, that is the registered owner on the records of the registrar for our units.  We are also acting as the registrar.  The depositary registers the units underlying the ADSs with the Central Bank and, therefore, is able to receive dividends, sales proceeds or other amounts with respect to registered units remitted outside Brazil.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs.  In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciation of the Brazilian currency.  Under current Brazilian corporate law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates.  See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations”.

Holders of ADSs have the benefit of the electronic registration obtained from the Central Bank, which permits the depositary and the custodian to convert dividends and other distributions or sales proceeds with respect to the units represented by ADSs into foreign currency and remit the proceeds outside Brazil.  In the event the holder exchanges the ADSs for units, the holder will be entitled to sell the units in Brazil and continue to rely on the depositary’s electronic registration for five business days after the exchange.  Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds, dividends or other distributions with respect to the units, the holder must obtain a new electronic registration as a direct investment in its own name or qualify under the foreign investment in portfolio regulations that will also be reflected in a specific electronic registration.  Each of such registrations will permit the conversion and remittance of sales proceeds, dividends or other distributions with respect to the units through the commercial rate exchange market.

If the holder does not qualify under the foreign investment in portfolio regulations, the foreign direct investment will generally be subject to less favorable tax treatment from any sale or return of the investment under the units. If the ADSs holder attempts to obtain its new own registration of foreign direct investment may result expenses or suffer delays in the application process, which could delay the ability to receive dividends or distributions relating to the units or the return of the investment in a timely manner. Moreover, should the ADSs holder exchange the ADSs for units, applicable regulations require the execution of the corresponding foreign exchange transactions and payment of taxes on such foreign exchange transactions.

Under current Brazilian legislation, the federal government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments.

Interest Attributable to Shareholders’ Equity

Under the Brazilian tax legislation effective January 1, 1996, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes and, from 1998, for social contribution purposes.  The purpose of the tax law change is to encourage the use of equity investment, as opposed to debt, to finance corporate activities.  Payment of such interest may be made at the discretion of our board of directors, subject to the approval of the shareholders at a shareholders’ general meeting.  The amount of any such notional “interest” payment to holders of equity securities is generally limited in respect of any particular year to the greater of:

•
50% of our net income (after the deduction of any allowances for social contribution taxes on net profits but before taking into account allowances for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; and

•	50% of our accumulated profits.

The rate applied in calculating interest attributable to shareholders’ equity cannot exceed the pro rata die variation of the Long Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP.

For accounting purposes, although the interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity in the same way as the dividend.  Any payment of interest with respect of the common shares is subject to income tax at the rate of 15%, with the rate increasing to 25% for individuals or entities residing in a tax haven (i.e., a country where there is no income tax or where income tax is below 20% or where local legislation imposes restrictions on disclosure regarding the shareholder composition or investment ownership).  If these payments are recorded at their net value, as part of any mandatory dividend, we will pay the tax on behalf of our shareholders upon the payment of interest.  If we pay interest attributable to shareholders’ equity in any year, and the payment is not recorded as part of the mandatory distribution, the payment of the income tax will be the responsibility of our shareholders.

The amount distributed to shareholders as interest attributable to shareholders’ equity, net of any withholding tax, may be included as part of the minimum mandatory dividend.  In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest attributable to shareholders’ equity, after payment of the applicable withholding tax, plus the amount of declared dividends, is at least equivalent to the amount of the minimum mandatory dividend.  A shareholder has a three-year period from the date of the interest payment to claim interest attributable to shareholders’ equity, after which the aggregate amount of any unclaimed interest reverts to us.

History of Payment of Dividends and Interest Attributable to Shareholders’ Equity

In 2009, we declared dividends and interest on shareholders’ equity of R$1,575 million.  This amount was paid on February 22, 2010.

The table below shows the amounts paid to our shareholders in the periods indicated.

	Year ended December 31,
	2009	2008	2007	2006		2005
	(in millions of R$)
Dividends	750	973	1,737	823		2,606
Interest attributable to shareholders’ equity.	825	480	528	178		358
Total	1,575	1,453	2,265	1,001		2,963
Dividends and interest on capital per 1,000 shares (reais)
Common shares	3.77	4.26	16.30		(1)		(1)
Preferred shares	4.15	4.69	17.93		(1)		(1)
___________
(1)
Prior to August 31, 2006, the Santander Group held interests, directly and indirectly, in four separate entities through which it conducted its banking operations in Brazil: Banco Santander Brasil, S.A., Banco Santander Meridional S.A., Banco Santander S.A. and Banco do Estado de São Paulo S.A. – Banespa.  The dividends and interests attributable to shareholder’s equity paid in the period indicated from 2004 to 2006 referred to are the three different interests held directly by the Santander Group: Banco Santander Brasil S.A., Banco Santander Meridional S.A. and Banco Santander S.A.

Even if we generate income in future fiscal years, dividends and/or interest attributable to shareholders’ equity may not be paid if our board of directors recommends at a shareholders’ meeting that we not distribute dividends in view of our financial situation.

However, this does not imply that dividends cannot be paid to shareholders in the following fiscal year.

B.    Significant Changes

For significant changes that have occurred since December 31, 2009, see our Form 6-K relating to our first quarter of 2010 results and our Form 6-K relating to our unaudited Interim Condensed Consolidated Financial Statements prepared in accordance with IFRS, both filed with the SEC on April 29, 2010.

ITEM 9.  THE OFFER AND LISTING

A.    Offering and listing details

Market Price and Volume Information

The Board of Directors approved at a meeting held on September 18, 2009 the implementation of the public offering denominated Global Offering, which included the issue of 525,000,000 units (each representing one of 55 common shares and 50 preferred shares), all registered, without par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of (i) units in Brazil on the over-the-counter market, in accordance with Brazilian Securities and Exchange Commission (CVM) Instruction 400/2003, and (ii) units abroad, including in the form of ADRs representing ADSs registered with the SEC under the Securities Act.

On October 6, 2009, the Global Offering shares were priced at R$23.50 per unit and U.S.$13.40 per ADS.  The units are traded on the BM&FBOVESPA and the NYSE as of October 7, 2009.

For further details on Global Offering see “Item 4 Information on the Company—A. History and Development of the Company—Important Events—Major Events in 2009 and 2010” and notes 1 and 23 to our audited financial statements.

The following table shows our free floating breakdown:

Free Float	BM&FBOVESPA	NYSE
ON	14,907,218,952	18,695,120,455
PN	15,056,668,436	16,995,564,050
Total	29,963,887,388	35,690,684,505

Units, Common and Preferred Shares traded on BM&FBOVESPA

The table below sets forth the high, low and last daily sales prices in reais for our shares on the continuous market for the periods indicated.

Reais per share - SANB3 (Common Shares)
	High	Low	Last
	N/A	N/A	N/A
2005 ANNUAL	N/A	N/A	N/A
2006 ANNUAL	N/A	N/A	N/A
2007 ANNUAL	N/A	N/A	N/A
2008 ANNUAL	N/A	N/A	N/A
1º Quarter	N/A	N/A	N/A
2º Quarter	N/A	N/A	N/A
3º Quarter	N/A	N/A	N/A
4º Quarter	N/A	N/A	N/A
2009 ANNUAL	0.25	0.11	0.24
1º Quarter	N/A	N/A	N/A
2º Quarter	N/A	N/A	N/A
3º Quarter	N/A	N/A	N/A
4º Quarter	0.25	0.18	0.22
LAST 6 MONTHS	0.25	0.18	0.21
November 2009	0.23	0.18	0.23
December 2009	0.25	0.21	0.24
January 2010	0.24	0.21	0.22
February 2010	0.23	0.18	0.21
March 2010	0.21	0.20	0.21
2010 FIRST QUARTER	0.24	0.18	0.21
April 2010	0.20	0.19	0.19

Reais per share - SANB4 (Preferred Shares)
	High	Low	Last
	N/A	N/A	N/A
2005 ANNUAL	N/A	N/A	N/A
2006 ANNUAL	N/A	N/A	N/A
2007 ANNUAL	N/A	N/A	N/A
2008 ANNUAL	N/A	N/A	N/A
1º Quarter	N/A	N/A	N/A
2º Quarter	N/A	N/A	N/A
3º Quarter	N/A	N/A	N/A
4º Quarter	N/A	N/A	N/A
2009 ANNUAL	0.26	0.12	0.22
1º Quarter	N/A	N/A	N/A
2º Quarter	N/A	N/A	N/A
3º Quarter	N/A	N/A	N/A
4º Quarter	0.26	0.19	0.22
LAST 6 MONTHS	0.26	0.18	0.20
November 2009	0.22	0.19	0.21
December 2009	0.22	0.2	0.22
January 2010	0.22	0.2	0.21
February 2010	0.21	0.18	0.20
March 2010	0.20	0.20	0.20
2010 FIRST QUARTER	0.22	0.18	0.20
April 2010	0.19	0.20	0.19

	BMF&BOVESPA
	Units – SANB11
	High	Low	Last
	R$ per share
October 2009	23.70	20.50	21.00
November 2009	23.41	20.15	23.25
December 2009	23.94	23.25	23.74
January 2010	24.05	21.56	22.64
February 2010	22.09	21.75	21.41
March 2010	22.08	21.08	21.85
April 2010	22.25	19.48	20.06

ADSs traded on NYSE

Our ADSs have been listed and traded on the NYSE since October 2009.  Our units abroad, including in the form of ADRs representing ADSs are registered with the SEC under the Securities Act.

The deposit agreement, pursuant to which ADRs have been issued is between us and JPMorgan Chase Bank National Association, as depositary, and the holders from time to time of ADRs.

Since certain of such of our shares and our ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

	NYSE
	ADS - BSBR
	High	Low	Last
	U.S.$ per share
October 2009	13.40	12.96	13.00
November 2009	13.00	12.59	13.65
December 2009	14.28	13.76	13.94
January 2010	12.47	11.95	12.04
February 2010	11.81	11.76	11.96
March 2010	12.67	11.55	12.43
April 2010	12.82	10.66	11.63

B.    Plan of distribution

Not applicable.

C.    Markets

Trading on the BM&FBOVESPA

In 2000, Bolsa de Valores de São Paulo was reorganized through the execution of a memorandum of understanding by the Brazilian stock exchanges and assumed all equity securities traded in Brazil.  In 2007, Bolsa de Valores de São Paulo was subject to a corporate reorganization, by which, among other things, the quotas issued by it were transferred to BOVESPA Holding S.A. and Bolsa de Valores de São Paulo S.A. – BVSP.  The operations of BOVESPA Holding S.A. and Bolsa de Mercadorias e Futuros – BM&F S.A. were subsequently integrated, resulting in the creation of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, or BM&FBOVESPA. In late 2008, Bolsa de Valores de São Paulo – BVSP and Companhia Brasileira de Liquidação e Custódia were merged into BM&FBOVESPA, which currently concentrates all trading activities of shares and commodities in Brazil, including settlement, clearing and depositary services.

Trading on the exchange is conducted by authorized members.  Trading sessions take place every business day, from 10:00 a.m. to 5:00 p.m. or from 11:00 a.m. to 6:00 p.m. during daylight savings time in the U.S., on an electronic trading system called Megabolsa.  Trading is also conducted between 5:45 p.m. and 7:00 p.m., or between 6:45 p.m. and 7:30 p.m. during daylight savings time in Brazil, in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the Internet.  This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

In order to maintain control over the fluctuation of the BM&FBOVESPA index, the BM&FBOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the BM&FBOVESPA index falls below 10% or 15%, respectively, in relation to the closing index levels of the previous trading session.

When investors trade shares on the BM&FBOVESPA, the trade is settled in three business days after the trade date, without adjustments to the purchase price.  The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date.  Delivery of and payment for shares are made through the facilities of an independent clearing house, the BM&FBOVESPA, which handles the multilateral settlement of both financial obligations and transactions involving securities.  According to the regulations of the BM&FBOVESPA, financial settlement is carried out through the system of transfer of funds of the Central Bank and the transactions involving the sale and purchase of shares are settled through the BM&FBOVESPA custody system.  All deliveries against final payment are irrevocable.

Regulation of Brazilian Securities Markets

The Brazilian securities market is regulated by the CVM, as provided for by Law 6,385 of December 7, 1976 or the “Brazilian Securities Exchange Law” and Brazilian corporate law.  The CMN is responsible for granting licenses to brokerage firms to govern their incorporation and operation, and regulating foreign investment and exchange transactions, as provided for by the Brazilian Securities Exchange Act and Law No. 4595 of December 31, 1964.  These laws and regulations provide for, among other things, disclosure requirements, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges.

Under Brazilian corporate law, a company is either publicly held and listed, a companhia aberta, or privately held and unlisted, a companhia fechada.  All listed companies are registered with the CVM and are subject to reporting requirements to periodically disclose information and material facts.  A company registered with the CVM may trade its securities either on the Brazilian exchange markets, including the BM&FBOVESPA, or in the Brazilian over-the-counter market.  Shares of companies listed on BM&FBOVESPA may not simultaneously trade on the Brazilian over-the-counter market.  The over-the-counter market consists of direct trades between persons in which a financial institution registered with the CVM serves as an intermediary.  No special application, other than registration with the CVM (and, in case of organized over-the-counter markets, in the applicable one), is necessary for securities of a public company to be traded in this market.  To be listed on the BM&FBOVESPA, a company must apply for registration with the BM&FBOVESPA and the CVM.

The trading of securities on the BM&FBOVESPA may be suspended at the request of a company in anticipation of a material announcement.  Trading may also be suspended on the initiative of the BM&FBOVESPA or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the BM&FBOVESPA.

Investment in Our Units by Non-Residents of Brazil

Investors residing outside Brazil are authorized to purchase equity instruments, including our units, or foreign portfolio investments on the BM&FBOVESPA, provided that they comply with the registration requirements set forth in Resolution No. 2,689 of the CMN (or Resolution No. 2,689), and CVM Instruction No. 325.

With certain limited exceptions, Resolution No. 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial capital market involving a security traded on a Brazilian stock, future or organized over-the-counter market.  Investments and remittances outside Brazil of gains, dividends, profits or other payments under our units are made through the foreign exchange market.

In order to become a Resolution No. 2,689 investor, an investor residing outside Brazil must:

•	appoint a representative in Brazil with powers to take actions relating to the investment;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and CVM; and

•	through its representative, register itself as a foreign investor with the CVM and the investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM.  In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.

Foreign direct investors under Law No. 4,131/62 may sell their shares in both private and open market transactions, but these investors are currently subject to less favorable tax treatment on gains.

A foreign direct investor under Law No. 4,131/62 must:

•	register as a foreign direct investor with the Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian corporate law.

Resolution No. 1,927 of the CMN, which restated and amended Annex V to Resolution No. 1,289 of the CMN, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.  We filed an application to have the ADSs approved under Resolution No. 1,927 by the Central Bank and the CVM, and we received final approval on October 1, 2009.

If a holder of ADSs decides to exchange ADSs for the underlying units, the holder will be entitled to (1) sell the units on the BM&FBOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our units, (2) convert its investment into a foreign portfolio investment under Resolution No. 2,689/00 or (3) convert its investment into a foreign direct investment under Law No. 4,131/62.  See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations” for a description of the tax consequences to an investor residing outside Brazil of investing in our units in Brazil.

If a holder of ADSs wishes to convert its investment into either a foreign portfolio investment under Resolution No. 2,689/00 or a foreign direct investment under Law No. 4,131/62, it should begin the process of obtaining his own foreign investor registration with the Central Bank or with the CVM, as the case may be, in advance of exchanging the ADSs for common shares.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under Resolution No. 2,689/00.  If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law 4,131/62, the conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction.  This may also involve the need to change the units into shares.

If a foreign direct investor under Law No. 4,131/62 wishes to deposit its units into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes.  The conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction.  This may also involve the need to change the units into shares.

The Brazilian constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization by the President of Brazil based on national interest or reciprocity.  A presidential decree issued on November 13, 1997, in respect of Banco Meridional do Brasil S.A. (a predecessor entity) allows up to one hundred percent foreign participation in our capital stock.  Foreign investors may acquire our units or ADSs as a result of this decree.  In addition, foreign investors may acquire publicly traded non-voting shares of Brazilian financial institutions negotiated on a stock exchange or depositary receipts offered abroad representing non-voting shares without specific authorization.  See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Foreign Investment in Brazil—Foreign Investment in Brazilian Financial Institutions”.

D.    Selling shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.     Share capital

Not applicable.

B.     Memorandum and articles of association

The following is a summary of certain significant provisions of our bylaws, the Brazilian corporate law and the rules and regulations of the CVM and the listing rules of the BM&FBOVESPA’s Level 2 segment that pertain to our capital, management, periodical and occasional disclosures, as well as other corporate issues applicable to us.  This description does not purport to be complete and is qualified by reference to our bylaws, the Brazilian corporate law, the rules and regulations of the CVM and the Listing Rules of the BM&FBOVESPA.  In Brazil, by-laws (Estatuto Social) are the principal governing document of a corporation (sociedade por ações).  See “Item 6. Directors, Senior Management and Employees—A. Management” and “Item 4. Information on the Company—B. Business Overview—Regulatory Overview”.

General

We are currently a publicly held company, incorporated under Brazilian law.  Our headquarters are located in the city of São Paulo, state of São Paulo, at Presidente Juscelino Kubitschek Avenue, 2041 and 2235, Bloco A, Vila Olímpia.  Documentation of our incorporation is duly registered with the Junta Comercial do Estado de São Paulo (Board of Trade of the State of São Paulo), or JUCESP, under NIRE (Registry Number) No. 35300332067.

On September 18, 2009, we entered into an agreement to join the Level 2 segment of the BM&FBOVESPA, pursuant to which we must comply with certain requirements relating to corporate governance practices and disclosure of information to the market.

Issued Share Capital

As of the date of this annual report, our capital stock is R$62,828,201,614.21, fully paid-in and divided into 399,044,116,905 shares, all nominative, in book-entry form and without par value, consisting of 212,841,731,754 common shares and 186,202,385,151 preferred shares.  Under our by-laws, we may increase our capital stock up to our authorized limit, irrespective of any amendments to our by-laws, upon a resolution of our board of directors, and through the issue of up to 500 billion new shares, provided that the total number of preferred shares cannot exceed 50.0% of the total number of our outstanding shares.  Any capital increase in excess of this limit requires approval by our shareholders.  Pursuant to the rules of the Level 2 segment of BM&FBOVESPA, we may not issue certificates, and in accordance with Law No. 4,595, we may not issue debentures.

Within the limit of our authorized capital and according to the plan approved by the shareholders’ meeting, we may grant stock options to our officers, employees and individuals who render services to us or to our controlled companies, with the exclusion of the preemptive right of our shareholders at the time of the grant or exercise of the stock options.

Treasury Stock

As of the date of this annual report, we have no shares in treasury.

Shareholders’ Agreement

As of the date of this annual report, there is no shareholders’ agreement in force related to us.

Corporate Purposes

Pursuant to article 4 of our by-laws, our corporate purpose is to (1) participate in active, passive and accessory transactions related to our authorized portfolios (commercial, investment, credit, financing and investment, real estate credit and leasing, as well as foreign exchange transactions; (2) manage investment portfolios and any other transaction that would be allowed by law and regulations in force; and (3) participate, as shareholder or quotaholder, in other companies.

Description of the Units

The units are depositary share certificates, each representing 55 common shares and 50 preferred shares, free and clear of liens or encumbrances.

The shares underlying the units are registered in the name of the custodian and reflected in a deposit account maintained by the custodian for the benefit of each of the unit holders.  Title of the units is transferable upon the execution of a transfer order from the holder of record to the Custodian.  Income generated by the units and the proceeds of redemption or amortization of the units may only be paid to the holder of record in accordance with the books maintained by us, as custodian.  The shares underlying the units, the income generated by such shares and the proceeds from share redemption or amortization may not be pledged, encumbered or given as collateral by unit holders, and may not be subject to attachment, seizure, impounding or any other form of lien or confiscation.

The units are registered in book-entry form and are kept by us in the name of the holders thereof.  Transfers of title take place by debiting the unit account of the seller and crediting the unit account of the buyer, pursuant to a written transfer order from the seller or a judicial authorization or order for the transfer, delivered to us, and we will hold on to the transfer order.  Payment of dividends, interest attributable to shareholders’ equity and/or other cash distributions is made through us, and we deliver the funds to the unit holders.

If the units are encumbered by pledge, trust, conditional sale or other liens, these will be annotated in the records kept by the custodian and included in the account statements issued for the units.  As custodian, we may be required, at the request of unit holders, to provide statements of the unit accounts at the end of every month in which activity is recorded on the account or, in the absence of such activity, at least once a year.  Unit account statements must expressly indicate that they are unit account statements, contain a warning that the deposited shares, their income or proceeds from redemption or amortization may only be delivered to the account holder or pursuant to a written order from the unit holder and set forth the place and date of issue, the name of the unit holder, the name and identity of the account holder, a description of the deposited shares underlying the units, the deposit fee charged by the Bank, if any, and the location of the unit holder service centers.

Units may be traded pursuant to written orders issued by account holders to a stockbroker operating at the stock exchange where the units are listed for trading.  Upon presentation of such order, the custodian will block the units from being traded and will transfer them to the buyer after receiving notice from the stock exchange that the units were sold.

•
At any time, unit holders may order us to cancel the units and transfer the underlying shares to the share deposit account kept by the custodian in the name of the holder.  The unit holder shall bear any transfer and cancellation costs for cancelling the units.  Units encumbered in any way, however, may not be cancelled.  The right to cancel units may be suspended upon the announcement of the commencement of an offering of units, in Brazil or abroad, in which event the suspension period may not exceed 180 days.  Cancellation cannot be requested for those units that are subject to any encumbrances or liens.

The following rules apply to the exercise of the rights granted to the shares underlying units:

•
Dividends and other cash distributions, including the proceeds from redemption or amortization of shares issued by us, will be transferred to us and BM&FBOVESPA, in the capacity as depositaries of the shares, which will then deliver the funds to unit holders;

•	Only shareholders registered as such in our corporate books, and, in the case of the ADS holders, only the custodian, are entitled to attend shareholders’ meetings and exercise their voting rights;

•	In the event of a stock split, cancellation, reverse stock split or new issues of shares by us while the units are in existence, the following rules will be observed:

(1)
In the event there is a change in the number of shares represented by units as a result of a reverse stock split or cancellation of shares, we, as custodian, will debit from the unit accounts the number of cancelled shares of each unit holder, and proceed to cancel the relevant units.  The custodian must maintain a ratio of 55 common shares to 50 preferred shares issued by us and represented by units and will deliver to holders those shares that are insufficient to constitute a unit at the BM&FBOVESPA in the form of shares, rather than units; and

(2)
In the event there is a change in the number of shares represented by the units as a result of a reverse stock split or cancellation of shares, the custodian will register the deposit of the new shares and issue new units, registering them in the accounts of their respective holders, so as to reflect the new number of shares held by unit holders.  The custodian must maintain a ratio of 55 common shares to 50 preferred shares issued by us and represented by units and will deliver to holders those shares that are insufficient to constitute a unit at the BM&FBOVESPA in the form of shares, rather than units;

•
In the event there is an increase in our capital stock as a result of the issue of new shares, therefore permitting the creation of new units, unit holders will be entitled to exercise preemptive rights with respect to the shares underlying the units.  In such circumstances, we will create new units in the book-entry registry of units and credit the units to their holders so as to reflect the new number of common and preferred shares issued by us.  The custodian must maintain a ratio of 55 common shares to 50 preferred shares issued by us and represented by units and will deliver to holders those shares that are insufficient to constitute a unit at the BM&FBOVESPA in the form of shares, rather than units.  There will be no automatic credit of units in the event of exercise of preemptive rights over the issuance of securities other than shares; and

•	Unit holders will be entitled to receive any shares issued as a result of our consolidation or merger.

Policy for the Trading of Our Securities

We have a policy outlining rules for trading of our securities, the objectives of which are (1) to prevent and punish insider trading of our securities, and (2) define rules relating to the trading of our securities, according to CVM Instruction No. 358 and our internal policies.  This policy also is intended to prevent tipping (the passing of privileged information to the benefit of third parties) and to promote transparency in the trading of our securities.  This policy describes periods in which there shall be no trading with our securities, in order to avoid any question of insider trading.  The policy applies to us, our controlling shareholders (be they direct or indirect), board members, members of our fiscal council (when it is active) and other technical and advisory committees, employees and managers who, by virtue of their office or position have access to any privileged information, among others.

Rights of Common Shares and Preferred Shares

Each common share entitles its owner to one vote in our general and special shareholders’ meetings.  Common shares which are not owned by our controlling shareholder entitle tag-along rights to its owner, in the event of the disposition of our control in one or a series of successive transactions, under the same terms and conditions extended to our controlling shareholder.

Our preferred shares do not have voting rights in our shareholders’ meetings, except as related to the following matters:

•	our transformation, incorporation, merger or a spin-off of our assets;

•	the approval of contracts which would have been subject to approval in general shareholders’ meeting entered into by and between us and our controlling shareholder, directly or indirectly;

•	the appraisal of assets to be contributed to increase our capital stock;

•
appointment of an appraisal company to appraise our economic value in case of cancellation of our registration as a publicly-held company or the cancellation of our Level 2 status (except in the case we adhere to the Novo Mercado listing segment rules of BM&FBOVESPA, which imply adoption of additional corporate governance practices);

•
amendment or revocation of applicable regulations that alter or modify any of the requirements of Section 4.1 of the Level 2 Regulation; provided that such right shall only be effective as long as the Level 2 Regulation Agreement remains in force.

Apart from this, holders of preferred shares are entitled to the following rights according to our by-laws:

•	the right to participate with priority in the distribution of dividends and interest on shareholders own equity in an amount 10% higher than those attributed to common shares;

•
the right to participate, on the same terms and conditions attributed to holders of common shares, in capital increases as a result of capitalization of reserves and profits, and in the issuance of bonus shares resulting from the capitalization of retained profits, reserves or other funds;

•	the right to a priority reimbursement of capital stock; and

•	tag-along rights, in the event of the disposition of our control in one or a series of successive transactions, under the same terms and conditions extended to our controlling shareholder.

The shareholders’ meeting may decide on conversion of the preferred shares into common shares.

Brazilian corporate law sets forth that shares without voting rights or shares with restricted rights, including our preferred shares, shall be granted unrestricted voting rights if the company ceases to distribute, during three consecutive fiscal years, any fixed or minimum dividend granted to these shares, until the respective distributions are made.

According to our by-laws, the dividends that are not claimed by shareholders within three years, from the beginning of their payment, shall prescribe to our benefit.

Under Brazilian corporate law, any change in the preferences or that have an adverse financial effect on rights of the holders of our preferred shares, or any change that results in the creation of a more favored class of preferred shares, must be approved by a resolution at a general shareholders’ meeting, and will only become valid and effective after approval by a majority of our preferred shareholders in a special shareholders’ meeting.

According to Brazilian corporate law, (1) holders of preferred shares without voting rights (or with restricted voting rights) collectively representing at least 10% of our total capital stock and (2) holders of common shares not in the control block, which individually or collectively represent 15% of our common capital stock may appoint one member of our board of directors and his or her alternate at any annual shareholders’ meeting.  In addition, if either the common or preferred shares held by the non-controlling shareholders are insufficient to achieve these percentages, they may combine their shares to appoint one member of our board of directors and his or her alternate.  However, these rights are exercisable only by holders of the shares that have held them for a minimum of three months before the date of the annual shareholders’ meeting.

Our shareholders possess the following rights, which, under Brazilian corporate law, cannot be repealed by our by-laws or decisions made at shareholders’ meetings, including:

•	the right to vote during our shareholders’ meetings, for our common stock shareholders and for specific matters for our preferred stock shareholders;

•	the right to participate in the distribution of income and the right to participate equally and proportionally in any remaining assets upon our liquidation;

•	the preferential right to subscribe shares under certain circumstances;

•	the right to monitor the management of our business pursuant to the provisions of Brazilian corporate law; and

•	the right to withdraw from our company in those circumstances set forth under Brazilian corporate law, including (1) our merger or consolidation and (2) our spin-off, among other circumstances.

Shareholders’ General Meetings

At shareholders’ meetings regularly called and convened, our shareholders are generally empowered to take any action relating to our corporate objective and to adopt such resolutions as they may deem necessary. Shareholders at the annual general shareholders’ meeting have the exclusive power to (1) approve our annual financial statements, (2) determine the allocation of our net income and the payment of dividends with respect to the year ended immediately prior to the shareholders’ meeting, and (3) determine the aggregate compensation of the members of the board of directors, our officers and the fiscal council, if installed. The election of our directors typically takes place at the annual shareholders’ meeting, although Brazilian corporate law provides that they may also be elected at a special shareholders’ meeting. According to Level 2 Regulation, we must elect independent directors in proportion of at least 20% of the total number of our board of directors. Members of our fiscal council, if the necessary number of shareholders requires its establishment, may be elected at any shareholders’ meeting.

A special shareholders’ meeting may be held at any time, including concurrently with our annual general shareholders’ meeting.  At shareholders’ meetings, among others according to our by-laws and without prejudice to other matters under their authority, our shareholders may make decisions concerning several matters, including: (1) amendment of our by-laws; (2) election and dismissal of the members of our board of directors; (3) election of the liquidator and election of the members of the fiscal council that should operate during the liquidation proceedings; (4) delisting from the Level 2 segment of the BM&FBOVESPA; (5) suspension of the rights of a shareholder who has violated Brazilian corporate law or our by-laws; (6) approval of our merger, consolidation or spin-off; (7) approval of our dissolution and liquidation, and approval of the reports prepared by the liquidators; and (8) election of an appraisal company to determine our economic value in the case of a cancellation of our registration as a public company or the cancellation of our Level 2 segment status.

Quorum for our Shareholders’ General Meetings

As a general rule, Brazilian corporate law sets forth that a quorum for purposes of a shareholders’ meeting consists of shareholders representing no less than 25% of a company’s issued and outstanding voting capital stock on the first meeting which is called and, if that quorum is not reached, any number of our voting capital stock on the second meeting called.  A quorum for purposes of amending our by-laws consists of shareholders representing at least two-thirds of our issued and outstanding capital stock on the first call meeting and any percentage on the second call meeting.

A quorum smaller than the quorum established by Brazilian corporate law may be authorized by the CVM for a public company with widely traded shares that has had less than half of the holders of its voting shares in attendance at its last three shareholders’ meetings.

As a general rule, the affirmative vote of shareholders representing at least a majority of our issued and outstanding common shares present at a shareholders’ meeting in person, or represented by a proxy, is required to approve any proposed action, with abstentions not being taken into account.  However, the affirmative vote of shareholders representing at least 50.0% of our issued and outstanding voting capital is required, for: (1) creating preferred shares or improving existing classes of preferred shares without proportion with the other existing classes of preferred shares, except if already provided for in or authorized by the by-laws; (2) changing the preferences, withdrawal requirements or amortization of one or more preferred shares classes, or the creation of a favored class of preferred shares; (3) reducing the mandatory dividend for distribution to our shareholders; (4) approving our consolidation or merger with another company; (5) approving our participation in a group of companies (as defined in the Brazilian corporate law); (6) changing our corporate objectives; (7) suspending our liquidation; (8) approving the spin-off of a portion of our assets or liabilities; and (9) approving our dissolution.

Notice of our Shareholders’ General Meetings

Brazilian corporate law requires that all shareholders’ meetings be called by means of at least three publications in the official newspaper of the State of São Paulo (the Diário Oficial do Estado do São Paulo), and in another widely circulated newspaper in São Paulo, where the BM&FBOVESPA is located.  Our notices are currently published in the Diário Oficial do Estado do São Paulo, the official newspaper of the state of São Paulo, as well as in the newspaper Valor Econômico.  The first notice must be published no later than 15 days before the date of the meeting, and the second, no later than eight days before the date of the meeting.  However, in certain circumstances, at the request of any shareholder and after hearing us, the CVM may require that the shareholders’ meeting to be postponed to be realized within 30 days of the first notice.  In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of the special shareholders’ meeting so that the requesting shareholder may become familiar with and analyze the proposals to be voted upon at the meeting.  Such notice must expressly contain the agenda for the meeting (being forbidden the use of the term “general matters”). The proper support documents shall be made available to the public through CVM website until publication of the first notice. Location of our Shareholders’ General Meetings.

Location of our Shareholders’ General Meetings

Our shareholders’ meetings are held at our headquarters at Avenida Presidente Juscelino Kubitschek, 2041/2235, Bloco A, Vila Olímpia, in the city of São Paulo, state of São Paulo, Brazil.  Brazilian corporate law allows our shareholders to hold meetings outside our headquarters in an event of force majeure, provided that the meetings are held in the city of São Paulo and the relevant notice contains a clear and accurate indication of the place where the shareholders’ meeting should take place.

Who May Call our Shareholders’ General Meetings

According to the Brazilian corporate law, our board of directors may call a shareholders’ general meeting.  Shareholders’ general meetings may also be called by:

•	any shareholder, if our board of directors fail to call a shareholders’ general meeting within 60 days after the date they were required to do so under applicable laws and our by-laws;

•
shareholders holding at least 5% of our share capital if our board of directors fail to call a meeting within eight days after receipt of a request to call the meeting by those shareholders, and such request must indicate the proposed agenda;

•
shareholders holding at least 5% of our common shares or shareholders holding at least 5% of our preferred shares if our board of directors fail to call a meeting within eight days after receipt of a request to call the meeting to convene a fiscal council; and

•
our fiscal council, if one is in place, if our board of directors delays calling an annual shareholders’ meeting for more than one month.  The fiscal council may also call a special general shareholders’ meeting any time if it believes that there are significant or urgent matters to be addressed.

Conditions for Admission at our Shareholders’ General Meetings

Shareholders present at shareholders’ meetings must provide evidence of their status as shareholders and their ownership of shares that have voting rights as established by Brazilian corporate law. Our shareholders may be represented at a shareholders’ meeting by a proxy  (including public proxy requests, pursuant to CVM Instruction No. 481, dated December 17, 2009) appointed less than a year before the meeting, which proxy must be a shareholder, a corporate officer, a lawyer or, in the case of a publicly traded company, such as us, a financial institution. An investment fund shareholder must be represented by its investment fund officer.

Board of Directors

Our by-laws require that our board of directors consist of a minimum of five and a maximum of twelve directors, one of them denominated chairman, another vice-chairman and the other members denominated directors.

The exact number of directors is set by the shareholders at the meeting which approves their election. According to Level 2 Regulation, at least 20% of the members of our board of directors should be independent.

Brazilian corporate law permits cumulative voting upon the request of shareholders of at least 10% of our voting capital.  Should this occur, each share will be granted as many votes as there are seats on the board, and each shareholder will have the option to cast his or her votes for one of more candidates.  Under CVM Instruction No. 282, dated June 26, 1998, the minimum percentage required for a shareholder to request adoption of cumulative vote procedure in public companies may be reduced based on the amount of the outstanding capital stock reflected in its by-laws, varying from 5% to 10%.

If there is no request for cumulative voting, under applicable law, the shareholders, individually or jointly, of at least 15% of our common shares, or the shareholders, individually or jointly, of at least 10% of our preferred shares or shares with restricted voting rights, or still the shareholders of common and preferred shares which jointly represent at least 10% of our total capital stock, have the right to indicate, in a separate election, one member of the board of directors and the respective substitute.

In addition, under Brazilian corporate law, each member of our board of directors must hold at least one share issued by us.

Transactions of Interest to Our Directors

Brazilian corporate law prohibits a director from: (1) performing any act consisting of a concession by using corporate assets to our detriment, as well as borrowing funds or obtaining any loan with, or borrowing any corporate assets from us, or using the benefits from our assets, services or credits, according to his own and personal interests, or benefit any company through which he has any interest, without prior written authorization of our shareholders or board of directors; (2) by virtue of his or her position, receiving any type of direct or indirect personal advantage from third parties without authorization in the by-laws or from a shareholders’ meeting; and (3) taking part in any corporate transaction in which he or she has an interest that conflicts with our interest or in the decisions made by other directors on the matter.

Withdrawal Rights

Shareholders who dissent or abstain from voting on certain actions taken during a shareholders’ general meeting have the right under Brazilian corporate law to withdraw from our company and to receive the value of their shares.

According to Brazilian corporate law, shareholder withdrawal rights may be exercised in the following circumstances, among others:

•
a modification in preferences, privileges or a condition of redemption or amortization conferred upon our preferred shares or creation of a new, more favored class of preferred shares (in which case, only the shareholders adversely affected by such modification or creation will have withdrawal rights);

•	a spin-off (cisão) of our company (in the specific circumstances described below);

•	a reduction in the percentage of our mandatory dividends;

•	a change in our corporate purpose;

•	an acquisition of a controlling stake in our company if the acquisition price is outside of the limits established by the Brazilian corporate law;

•	a merger (fusão) of our company with another company if we are not the surviving entity or our consolidation (incorporação) with another company; or

•	an approval of our participation in a group of companies (as defined in the Brazilian corporate law).

Brazilian corporate law further provides that any resolution regarding a spin-off that:

•	causes a change in our corporate purpose, except if the equity is spun-off to a company whose primary activities are consistent with our corporate purposes;

•	reduces our mandatory dividends;

•	causes us to join a group of companies (as defined in the Brazilian corporate law); or

•	will entitle shareholders to withdraw.

In cases where (1) our company merges with another company in circumstances in which we are not the surviving company or (2) we are consolidated with another company or (3) we participate in a group of companies (as defined in the Brazilian corporate law), our shareholders will not be entitled to withdraw from our company if their respective shares are (i) liquid, defined as part of the BM&FBOVESPA index or some other traded stock exchange index (as defined by the CVM) and (ii) widely held, such that the controlling shareholder or companies it controls hold less than 50% of our shares.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ general meeting.  We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of those rights if the redemption of shares of dissenting or non-voting shareholders would jeopardize our financial stability.

If shareholders exercise withdrawal rights, they are entitled to receive net book value for the shares, based on the last balance sheet approved by the shareholders.  If the resolution giving rise to the rights is made later than 60 days after the date of the last approved balance sheet, the shareholder may demand that his or her shares be valued according to a new balance sheet dated no less than 60 days before the resolution date.  In this case, we must immediately pay 80% of the equity value of the shares according to the most recent balance sheet approved by our shareholders, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ general meeting.

Redemption of Shares

According to Brazilian corporate law, we may redeem our shares by a decision taken in a special shareholders’ general meeting by shareholders representing at least 50% of the affected shares by the redemption.  The share redemption may be paid with our profit, profit reserves or capital reserves.  If the share redemption is not applicable to all shares, the redemption will be made by lottery.  If custody shares are picked in the lottery and there are no rules established in the custody agreement, the financial institution will specify on a pro rata basis, the shares to be redeemed.

Registration of Shares

With reference to the rights relating to our units as described above, our shares are held in book-entry form by us and we act as the custodian agent for our shares.  Transfer of our shares will be carried out by means of book entry by us, debiting the share account of the seller and crediting the share account of the buyer, with the presentation of a written order of the transferor or a judicial authorization or order to effect such transfers.

Preemptive Rights

Except as provided below, our shareholders have a general preemptive right to participate in any issuance of new shares, in proportion to their respective shareholding in the company at such time, but the conversion of subscription receipts into shares, the granting of options to purchase shares and the issuance of shares as a result of its exercise, are not subject to preemptive rights. In addition, the Brazilian corporate law allows for companies’ by-laws to give the board of directors the power to exclude preemptive rights or reduce the exercise period of such rights with respect to the issuance of new shares, debentures convertible into shares (though technically not applicable to us, as we are not permitted to issue debentures under Brazilian banking regulations) and subscription receipts up to the limit of the authorized share capital if the distribution of those shares is effected through a stock exchange, through a public offering or through an exchange of shares in a tender offer the purpose of which is to acquire control of another company. Shareholders are allowed to exercise the preemptive rights for a period of at least 30 days following the publication of notice of the issuance of shares, and the right may be transferred or disposed of for consideration.

Purchases of Our Own Shares by Us

Our by-laws entitle our board of directors to approve the acquisition of our own shares.  The decision to acquire our shares and maintain the acquired shares in treasury or to cancel them may not, among other things: (1) result in the reduction of our share capital; (2) require the use of resources greater than our retained earnings or reserves recorded in our most recent financial statements, except the legal reserve (as defined in the applicable regulation); (3) create, directly or indirectly, any artificial demand, supply or share price condition, or use any unfair practice, as a result of any action or omission; (4) be used for the acquisition of unpaid stock or shares held by our controlling shareholders; or (5) be conducted during the course of a public offering to purchase our shares.  We may not keep in treasury more than 10% of our outstanding shares, excluding the shares held by our controlling shareholders, but including the shares held by subsidiaries.

Any acquisition of our shares must be made on a stock exchange, except where the shares are registered for negotiation only in the over-the-counter market, and cannot be made in a private transaction or at a price higher than the market price unless prior approval is received from the CVM (and except to perform stock options previously granted to our officers by us).  We may also purchase our shares for the purpose of going private.  Additionally, we may acquire or issue put or call options related to our shares.

Restriction on Certain Transactions by us, our Controlling Shareholders, Directors, Executive Officers and Members of our Fiscal Council

Under the CVM rules and regulations, we, our controlling shareholders, directors, executive officers and members of our fiscal council, when it is active, and members of any other technical or advisory committees or bodies performing technical or advisory functions, created under by our by-laws (who are considered insiders under Brazilian securities regulations), must abstain from trading in our securities, including derivatives based on our securities, in the following circumstances:

•	before the public disclosure of any material act or fact with respect to our business;

•
persons that are no longer members of our management team are prohibited from trading in our securities before the disclosure of material information regarding us that occurred during their term of office.  This prohibition is extended for (1) a period of six months as from the date on which such persons quit their positions or (2) up to the date of disclosure to the public of such material information unless the trading in our securities may interfere in the conditions of the business in detriment to us or our shareholders;

•	during the period preceding an established plan to merge with another company, consolidate, spin-off part or all of our assets or reorganize;

•	during the 15-day period before the disclosure of our quarterly report, or “ITR” and annual financial statements, the “Formulário de Referência” and “DPF”; and

•
with respect to our directors and executive officers, in the event of acquisition or sale of our shares by us or the acquisition or sale of our shares by any of our controlled or affiliated companies or any other company under our common control.

Restrictions on Certain Transactions Outside our Corporate Purposes

Brazilian corporate law determines that we are expressly prohibited from carrying out any transactions that are not related to our corporate purposes, including pledges, sureties, endorsement or any guarantee not related to our corporate purposes or not in compliance with our by-laws, except for those already in effect.

Going Private Process

We may become a private company if we or our controlling shareholders conduct a public offering for the acquisition of all of our free float shares, pursuant to the provisions of Brazilian corporate law and the rules and regulations issued by the CVM. The minimum offering price must be the economic value of our shares, as appraised by a specialized company by adopting any recognized and accepted calculation method or another criterion defined by the CVM.

The appraisal report should be prepared by a specialized and experienced appraiser that is independent from us, our management team and controlling shareholders.  The appraiser will be chosen by the affirmative vote of the majority of members present at the meeting, in which each preferred or common share will be entitled to one vote.  The offeror will bear costs relating to the preparation of the valuation report.  The shareholders’ meeting for this purpose taking place upon first call will require presence of shareholders representing at least 20% of the total shares outstanding and, if this quorum is not met, the further shareholders’ meetings called may take place irrespective of a specific minimum quorum.

Delisting from Level 2 Segment of Corporate Governance of the BM&FBOVESPA

We may at any time request the delisting of our shares from the Level 2 segment of the BM&FBOVESPA, pursuant to a resolution obtained at a shareholders’ meeting by shareholders holding the majority of the capital stock and provided that the BM&FBOVESPA receives 30 days’ prior written notice.  Delisting from the Level 2 segment of the BM&FBOVESPA does not imply the cancellation of trading of our shares on the BM&FBOVESPA.

According to our by-laws, if our shareholders at a general shareholders’ meeting deliberate: (1) our delisting from the Level 2 segment of the BM&FBOVESPA in order for our shares to be traded outside the Level 2 segment of the BM&FBOVESPA; or (2) a corporate reorganization where the surviving company is not admitted to trade its shares on the Level 2 segment of the BM&FBOVESPA, our controlling shareholders will have to conduct a public tender offer for the shares of all our other shareholders at a minimum price that shall correspond to the economic value of the shares, as appraised by a valuation report prepared in accordance with the information in “—Going Private Process”.  The BM&FBOVESPA has to be notified of the public tender offer, and the information has to be immediately disclosed to the market after approval by the shareholders at a general shareholders’ meeting of the delisting from the Level 2 segment of the BM&FBOVESPA or corporate reorganization.

The controlling shareholders will not be required to conduct the public tender offer in case the differentiated corporate governance practices of the Level 2 segment of the BM&FBOVESPA are discontinued, but we enter into a participation agreement on the Novo Mercado, special listing segment of the BM&FBOVESPA, or in case the surviving company resulting from the corporate reorganization is already registered on this segment of the BM&FBOVESPA.

Sale of a Controlling Stake in our Company

According to our by-laws, in case of transfer of share control, either through a single or successive transactions, the same terms and conditions of purchase must be extended by the acquirer in an offer to purchase all of our shares, subject to the conditions and periods set forth under the applicable law, so as to assure equal treatment among all of our shareholders.  For such purposes, a statement informing the price and further conditions of such sale must be submitted to the BM&FBOVESPA.

The same offer will also be required (1) when there is a significant assignment of rights to purchase our shares, which may result in the change of our control, and (2) if our selling shareholders sell their control to third party, in which case, the selling shareholder must declare and provide evidence to the BM&FBOVESPA of the value received in return.

Under our by-laws, the selling shareholders may not transfer ownership of their shares if the purchaser fails to execute the Statement of Consent of Controlling Shareholders, which must be immediately submitted to the BM&FBOVESPA.

Disclosure Requirements

As a publicly held company, we should be subject to the reporting requirements established by Brazilian corporate law and the CVM.  Furthermore, once we are listed on the Level 2 segment of the BM&FBOVESPA, we should also follow the disclosure requirements set forth in the Level 2 segment of the BM&FBOVESPA regulation.

Periodical and Occasional Publication of Information

Pursuant to the Brazilian securities regulation and CVM Instruction 358, we must provide certain information to the CVM and the BM&FBOVESPA on a periodic basis, including annual information, quarterly information and the quarterly management reports and reports of independent auditors.  Brazilian securities regulations also require public companies to file with the CVM all shareholders’ agreements and notices and minutes of the shareholders’ meetings.

In addition to the disclosure requirements imposed by Brazilian corporate law and the CVM, we must also observe the following disclosure models:

•
we must, no later than four months after the end of each fiscal year, (1) release financial statements or consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, or International Financing Report Accounting Standards, or IFRS, in reais or U.S. dollars, which must be disclosed in their entirety, in the English language, together with (a) the management report, (b) the explanatory notes which shall include the net income and shareholders’ equity calculated at the end of such fiscal year, prepared in accordance with Brazilian GAAP, as well as management’s proposal for allocation of net income, and (c) the independent auditors’ report; or (2) disclose, in the English language, the full financial statements, management report and explanatory notes, prepared in accordance with Brazilian corporate law, accompanied by (a) an additional explanatory note regarding the reconciliation of the year-end results and shareholders’ equity calculated in accordance with Brazilian corporate law and U.S. GAAP or IFRS, as the case may be, which shall include the main differences between the accounting principles used, and (b) the independent auditors’ report; and

•
after the disclosure of information as established above, by no later than 15 days following the term established by Brazilian law for disclosure of our quarterly information, we must: (1) disclose our full quarterly information translated into the English language; or (2) disclose our financial statements or consolidated financial statements in accordance with U.S. GAAP or IFRS, accompanied by the independent auditors’ review report.

According to the rules of the Level 2 segment of the BM&FBOVESPA, we must observe the following disclosure requirements:

•
no later than six months following the listing of our shares on the Level 2 segment of the BM&FBOVESPA, we must disclose our financial statements and consolidated financial statements to be prepared at the end of each quarter (except for the last quarter of each year) and at the end of each year, including a statement of our cash flow, which must indicate, at least, the changes in our cash and cash equivalents, divided into operational, finance and investment cash flow for the relevant quarter or year;

•
we must send to the BM&FBOVESPA and disclose information regarding every agreement entered into between us and our controlled and associated companies, our controlling shareholders, directors and officers, and subsidiaries and affiliates of our controlling shareholder and directors and officers, as well as other companies in the same group as those persons or entities, in one instrument or successive documents that have the same or different purposes, which amounts to, or is greater than, R$200,000.00 or 1.0% of our net equity, whichever is greater, for any one-year period.

Disclosure of Quarterly Information

In addition to the information required pursuant to applicable legislation and regulation, a company with shares listed on the Level 2 segment of the BM&FBOVESPA, such as us, must disclose the following information: (1) a consolidated balance sheet, a consolidated statement of results and the accompanying letter to shareholders; (2) any direct or indirect ownership interest exceeding 5% of shares of each class, looking through to any ultimate individual beneficial owner; (3) the number and characteristics of the securities held directly or indirectly by the controlling shareholders and members of the board of directors, officers and fiscal council, if active; (4) changes in the number of securities held by the controlling shareholders and members of the board of directors, officers and fiscal council, if active, within the immediately preceding 12 months; (5) a cash flow statement in the explanatory notes; (6) the number of free float shares and their respective percentage in relation to the total number of shares issued; and (7) notification that a binding arbitral clause is in place.

The information relating to the second, third, fourth, sixth and seventh items above must be included in the chart “Additional Information Deemed Relevant by the Company” of the ITR.

Disclosure of Trading by Our Controlling Shareholder, Directors, Officers or Members of the Fiscal Council

Our management, controlling shareholders and members of our fiscal council, if in operation, or of any technical or advisory committee are required to disclose to us, to the CVM and to the BM&FBOVESPA the number, type and manner of acquisition of securities issued by us, our subsidiaries and our controlling companies that are held by them or by persons closely related to them and any changes in their respective ownership positions.  The information regarding the acquisition of such securities (such as name of person acquiring the shares, number and characteristics of the securities, form, price and date of acquisition) must be provided by us within ten days following the end of the month in which they were traded.

According to CVM Instruction No. 358, if any direct or indirect controlling shareholders, or shareholders entitled to elect our directors and fiscal council members either individually or in a group of persons or entities sharing similar interests, should directly or indirectly increase or reduce their interest in our capital stock by more than 5%, such persons or entities must disclose to us, the CVM and the BM&FBOVESPA the following information: (1) name and qualification of the person acquiring the shares containing, if it were the case, a declaration by the acquiring party that they did not intend to alter the structure of the company’s administration or the composition of its control; (2) reason for the participation and aimed quantity of shares; (3) number of shares, subscription receipts, rights of subscription of shares and call options, by class and type, directly or indirectly held by the acquirer or any person related to him; and (4) information regarding any agreement providing for the exercise of voting rights or the purchase and sale of the securities.  Our investor relations officer is responsible for sending this information to the CVM and to the BM&FBOVESPA within ten days as of the end of the month in which such transactions took place.

Disclosure of Material Developments

According to Law No. 6,385 of December 7, 1976, and subsequent amendments, and CVM Instruction No. 358 of January 3, 2002, and subsequent amendments, we must disclose any material development related to our business to the CVM and to the BM&FBOVESPA and must publish a notice of the material development.  Disclosure requirements include provisions that: (1) establish the concept of a material fact, which includes decisions made by the controlling shareholders, resolutions of the general shareholders’ meeting or of the management team of publicly held companies, or any other facts of a political administrative, technical, business or financial and economic nature that are related to the company’s business and that may significantly influence (a) the price of its publicly traded securities; (b) the decision of investors to buy, sell or keep such securities; and (c) the decision of investors to exercise any of such securities’ underlying rights; (2) specify examples of facts that are considered to be material, which include, among others, the execution of shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies; (3) require the investor relations officer, the controlling shareholders, other officers, directors, members of the fiscal council and of any technical or advisory committees to disclose material facts to the CVM; (4) require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading; (5) require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year; (6) establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and (7) restrict the use of insider information.

Under special circumstances, we may request confidential treatment of certain material developments from the CVM, when our management believes that public disclosure could result in adverse consequences to us.

Trading on Stock Exchange

Our shares are traded on the BM&FBOVESPA, a publicly held company.  Trading on the BM&FBOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers.  The CVM and the BM&FBOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.  Trading in securities listed on the BM&FBOVESPA may be effected in transactions in the unorganized over-the-counter market in certain circumstances.

Transactions carried out on the BM&FBOVESPA are settled in three business days after the trade date.  The delivery of and payment for shares are made through the facilities of an independent clearing house of the BM&FBOVESPA, handling the multilateral settlement of both financial obligations and transactions involving securities.  According to the Regulations of the BM&FBOVESPA, financial settlement is carried out through the System of Transfer of Funds of the Central Bank and the transactions involving the sale and purchase of shares are settled through the BM&FBOVESPA custody system.  All deliveries against final payment are irrevocable.

Arbitration

According to our by-laws, we, our shareholders, our directors and officers, and the members of our fiscal council commit to submit to arbitration any and all disputes or controversies which may arise amongst ourselves relating to, or originating from, the application, validity, effectiveness, interpretation, violations and effects of violations of the provisions of Brazilian corporate law, our by-laws, the rules and regulations of the CMN, the Central Bank and the CVM, as well as other rules and regulations applicable to the Brazilian capital markets in addition to the listing regulations of the Level 2 segment of the BM&FBOVESPA, our listing agreement for adhesion to the Level 2 segment of the BM&FBOVESPA, and those of the Arbitration Regulation of the Market Arbitration Chamber.

C.    Material contracts

For the two years immediately preceding the publication of this annual report, we were not a party to any contract outside the ordinary course of business that was material.

D.    Exchange controls

Foreign Investment in Brazil

Foreign Direct Investment

Foreign Direct Investment in Brazil is regulated by Law No. 4,131 and Law No. 4,390 enacted on September 3, 1962 and August 29, 1964, respectively.  According to Law No. 4,131, foreign capital is considered to be “any goods, machinery and equipment that enter Brazil, with no initial disbursement of foreign currency, for the production of goods and services, as well as any funds brought into the country for investment in economic activities, provided that in both cases they belong to individuals or legal entities resident, domiciled or headquartered abroad”.

Foreign capital must be registered with the Central Bank through the Electronic Registration System—Foreign Direct Investment (the Registro Declaratório Eletrônico—Investimento Externo Direto) within 30 days of the flow of funds into Brazil in accordance with Law No. 4,131.  The registration of foreign capital is required for the remittance of profits abroad, the repatriation of capital and the registration of reinvestments.  Investments will always be registered in the foreign currency in which they are actually made, or in Brazilian currency, if the funds are derived from a non-resident account properly kept in Brazil.

On December 28, 2006, Law No. 11,371 amended Law No. 4,131, established that the foreign capital invested in Brazilian companies not yet duly registered with the Central Bank within such 30 day period and not subject to other types of registration must be registered therewith.  For the purposes of such registration the amount of foreign capital in reais to be registered must be evidenced in the accounting records of the relevant Brazilian company.  Foreign capital invested and not already registered must be registered prior to the last business day of the subsequent calendar year during which the company becomes obligated to register the capital.

Other than such registration, foreign investment is not subject to government approvals or authorizations, and there are no requirements regarding minimum investment or local participation in capital (except in very limited cases such as in financial institutions, insurance companies and other entities subject to specific regulations).  Foreign participation, however, is limited (i.e., subject to approvals) or forbidden in several sectors.  A Presidential Decree enacted in November 1997 allows up to 100% foreign participation in our capital stock.

Foreign investments in currency must be officially channeled through financial institutions duly authorized to deal in foreign exchange.  Foreign currency must be converted into Brazilian currency and vice versa through the execution of an exchange contract.  Foreign investments may also be made through the contribution of assets and equipment intended for the local production of goods and services.

Capital Markets Investment

Investors residing outside Brazil, including institutional investors, are authorized to purchase securities in Brazil on the Brazilian stock exchange, provided that they comply with the registration requirements set forth in Resolution No. 2,689, issued on January 26, 2000, of the CMN, and CVM Instruction No. 325, issued on January 27, 2000.

With certain limited exceptions, Resolution No. 2,689 investors are permitted to carry out any type of transaction in the Brazilian capital markets involving a security traded on a stock, future or organized over-the-counter market, but may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions.  Investments and remittances outside Brazil of gains, dividends, profits or other payments under Santander Brasil’s preferred shares are made through the commercial rate exchange market.

In order to become a Resolution No. 2,689 investor, an investor residing outside Brazil must:

•
appoint at least one representative in Brazil that will be responsible for complying with registration and reporting requirements and reporting procedures with the Central Bank and the CVM.  If the representative is an individual or a non-financial company, the investor must also appoint an institution duly authorized by the Central Bank that will be jointly and severally liable for the representative’s obligations;

•	complete the appropriate foreign investor registration form;

•	register as a foreign investor with the CVM;

•	register the foreign investment with the Central Bank;

•	appoint a tax representative in Brazil; and

•	obtain a taxpayer identification number from the Brazilian federal tax authorities.

E.           Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of units or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common units or ADSs.  The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty.  No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of units or

ADSs.  Prospective holders of units or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of units or ADSs in their particular circumstances.

Brazilian Tax Considerations

The following discussion is a summary of the Brazilian tax considerations relating to the acquisition, ownership and disposition of units or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Resident Holder”).  The discussion is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differences of interpretation.  Any change in such law may change the consequences described below.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries.  The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil.

The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our units or ADSs.  Prospective purchasers should consult their tax advisors with respect to an investment in our units or ADSs in light of their particular investment circumstances.

Income Tax

Dividends

Dividends paid by a Brazilian company, such as ourselves, including stock dividends and other dividends paid to a Non-Resident Holder are currently not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated as of January 1, 1996.  Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

Interest Attributable to Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on net equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and, as from 1997, social contribution on net profits, as far as the limits described below are observed.  These distributions may be paid in cash.  For tax purposes, this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•
50.0% of the net income (after the deduction of any allowances for social contribution taxes on net profit but before taking into account allowances for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; and

•	50.0% of our accumulated profits.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% for individuals or entities residing in a “Tax Haven” (i.e., a country where there is no income tax or where income tax is below 20% or where local legislation imposes restrictions on disclosure regarding the shareholder composition or investment ownership).  These payments may be included, at their net value, as part of any mandatory dividend.  To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.  If we pay interest attributable to shareholders’ equity in any year, and the payment is not recorded as part of the mandatory distribution, no additional amounts would be required to be paid by the Company.

On June 24, 2008, Law 11,727 was enacted establishing the concept of a “privileged tax regime”.  Under this new law, a “privileged tax regime” is considered to apply to a jurisdiction that meets any of the following requirements: (1) it does not tax income or taxes income at a maximum rate lower than 20%; (2) it grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (3) it does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20%; or (4) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about the execution of economic transactions.

Although the interpretation of the current Brazilian tax legislation could lead to the conclusion that the above-mentioned concept of “privileged tax regime” should apply only for the purposes of Brazilian transfer pricing rules, it is unclear whether such concept would also apply to investments carried out in the Brazilian financial and capital markets for purposes of this law.  There is no judicial guidance as to the application of Law No. 11,727 of June 24, 2008 and, accordingly, we are unable to predict whether the Brazilian Internal Revenue Service or the Brazilian courts may decide that the “privileged tax regime” concept shall be applicable to deem a Non-Resident Holder as a Tax Haven resident when carrying out investments in the Brazilian financial and capital markets.  In the event that the “privileged tax regime” concept is interpreted to be applicable to transactions carried out in the Brazilian financial and capital markets, this tax law would accordingly result in the imposition of taxation on a Non-Resident Holder that meets the privileged tax regime requirements in the same manner and to the same extent applicable to a Tax Haven resident.

Distributions of interest on shareholder’s equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank of Brazil.

Capital Gains

According to Law 10,833/03, the gains recognized on a disposition of assets located in Brazil, such as our units, by a Non-Resident holder, are subject to withholding income tax in Brazil.  This rule is applicable regardless of whether the disposition is conducted in Brazil or abroad and/or if the disposition is made to an individual or entity resident or domiciled in Brazil.

As a general rule, capital gains realized as a result of a disposition transaction are the positive difference between the amount realized on the disposition of the units and the respective acquisition cost.

Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank and how the disposition is carried out, as described below.

Capital gains realized by Non-Resident Holder on the disposition of units sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•
are subject to the withholding income tax at a zero percent rate, when realized by a Non-Resident Holder that (1) has registered its investment in Brazil before the Central Bank under the rules of the Brazilian Monetary Counsel (“Registered Holder”), (2) has appointed a representative in Brazil and (3) is not a Tax Haven resident; and

•
are subject to income tax at a rate of 15% with respect to gains realized by a Non-Resident Holder that is not a Registered Holder (including a Non-Resident Holder who qualifies under Law 4,131/62) and gains earned by Tax Haven residents that are Registered Holders.  In this case, a withholding income tax of 0.005% shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which and can be later offset against any income tax due on the capital gain and which will be withheld by the Non-Resident Holder’s tax representative in Brazil.

Any other gains realized on the disposition of units that are not carried out on the Brazilian stock exchange:

•	are subject to income tax at a rate of 15% when realized by any Non-Resident Holder that is not a Tax Haven resident, no matter if a Registered Holder or not; and

•	are subject to income tax at a rate of 25% when realized by a Tax Haven resident, no matter if a Registered Holder or not.

In the cases above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain and which will be withheld by the Non-Resident Holder’s tax representative in Brazil.  The Non-Resident Holder will not need to file a Brazilian tax return with the Brazilian tax authorities.

Any exercise of preemptive rights relating to units or ADSs will not be subject to Brazilian withholding income tax.  Gains realized by a Non-Resident Holder on the disposition of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposition of units or ADSs.

In the case of a redemption of securities or a capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the securities redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

There can be no assurance that the current favorable tax treatment of Registered Holders will continue in the future.

Sale of ADSs

Pursuant to Section 26 of Law No. 10,833, the sale of property located in Brazil by a Non-Resident Holder whether either to a Brazilian resident or to another Non-Resident Holder is subject to Brazilian withholding income tax.  Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax.  Insofar as the regulatory norm referred to in Section 26 is recent and generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such discussion.

Gains on the exchange of ADSs for units

Non-Resident Holders may exchange ADSs for the underlying units, sell the units on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration), with no tax consequences.

Upon receipt of the underlying units in exchange for ADSs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such units as a foreign portfolio investment under Resolution No. 2689/00, which will entitle them to the tax treatment referred above.

Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such units as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a Registered Holder.

Gains on the exchange of units for ADSs

The deposit of units in exchange for the ADSs by a Non-Resident Holder may be subject to Brazilian withholding income tax on capital gains if the acquisition cost of the units is lower than:

•	the average price per units on the Brazilian stock exchange on which the greatest number of such units were sold on the day of deposit; or

•	if no units were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of units were sold during the 15 preceding trading sessions.

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the units, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15%, or 25% for Tax Haven residents.  Although there is no clear regulatory guidance, such taxation should not apply in the case of Non-Resident Holders registered under Resolution No. 2,689/00, other than Tax Haven residents, which are currently not subject to income tax in such a transaction.

If a foreign direct investor under Law No. 4,131/62 wishes to deposit its units into the ADR program in exchange for ADS, such holder will be required to present to the custodian evidence, if applicable, of payment of the income tax assessed on capital gains at the rate of 15.0%, except for a Tax Haven resident which, in this case, is subject to the income tax at a rate of 25.0%.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions

Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange Tax”, due on the conversion of reais into foreign currency and on the conversion of foreign currency into reais.  Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%.

However, on the inflow of resources into Brazil for investments carried out by Non-Resident Holders in the Brazilian financial and capital markets under regulations issued by the CMN, IOF/Exchange is assessed at a rate of zero percent.  The outflow of funds related to investments carried out by Non-Resident Holders in the Brazilian financial and capital markets, as well as the remittance of dividends and interest on shareholders’ equity, are subject to IOF/Exchange at a zero percent rate.  Although not clearly regulated, the conversion of reais into dollars for payment of dividends to holders of ADSs should also benefit from the above-mentioned zero percent IOF/Exchange rate.

In any case, the Brazilian government may increase the rate at any time, up to 25.0%.  However, any increase in rates may only apply to future transactions.

Tax on Transactions involving Bonds and Securities

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, known as “IOF/Bonds Tax”. Currently, the rate of IOF/Bonds Tax applicable to transactions involving shares, or units comprised of shares, is zero, although the Brazilian government may increase such rate at any time, up to 1.5% per day, but only in respect to future transactions.

The conversion of shares into ADRs or units into ADSs was not taxable before November 17, 2009.  Following the enactment of Decree No. 7,011 of November 18, 2009, these transactions started to be taxed by the IOF/Bonds Tax at the rate of 1.5% over the transaction value (obtained by multiplying the number of shares/units converted by its closing price at the day before the conversion, or, in the case no negotiation was made on that day, by the last closing price available).

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of shares, or units comprised of shares, by individuals or entities not domiciled in Brazil except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by these individuals or entities to individuals or entities domiciled or residing within such states.  There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of shares, or units comprised of shares.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of ADSs or units, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities.  This summary applies only to U.S. Holders (as defined below) that hold ADSs or units as capital assets for tax purposes and does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or units as part of a hedge, “straddle,” conversion transaction or integrated transaction;

•	holders whose “functional currency” is not the U.S. dollar;

•	holders liable for the alternative minimum tax;

•	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	holders that own or are deemed to own ten percent or more of our voting shares; and

•	persons holding ADSs or units in connection with a trade or business outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds units or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership.  Partnerships holding units or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the units or ADSs.

The summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect.  In addition, the summary is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement or any other related document will be performed in accordance with its terms.  U.S. Holders are urged to consult their own tax advisers as to the U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or units in their particular circumstances.

As used herein, a “U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of ADSs or units that is:

(1)	an individual that is a citizen or resident of the United States;

(2)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

(3)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(4)
a trust if (a) a court within the United States is able to exercise primary supervision for the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has validly elected under applicable Treasury regulations to be treated as a U.S. person.

In general, for U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying units represented by those ADSs.  Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying units represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released before delivery of shares to the depositary, or “pre-release”, or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs.  These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by these parties or intermediaries.

Taxation of Distributions

Distributions paid on our common shares (including distributions to shareholders that are treated as interest on net equity for Brazilian tax purposes and amounts withheld in respect of Brazilian tax), other than certain pro rata distributions of our common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  These dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the depositary’s) receipt of the dividend, and will not be eligible for the “dividends received deduction” generally allowed to corporations receiving dividends from domestic corporations under the Code.  The amount of the distribution will equal the U.S. dollar value of the reais received, calculated by reference to the exchange rate in effect on the date that distribution is received (which, for U.S. Holders of ADSs, will be the date that distribution is received by the depositary), whether or not the depositary or U.S. Holder in fact converts any reais received into U.S. dollars at that time.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.  Any gains or losses resulting from the conversion of reais into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S.-source.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid with respect to our ADSs to certain non-corporate U.S. Holders will be taxable at favorable rates, up to a maximum of 15%, in taxable years beginning before January 1, 2011.  It is unclear whether these favorable rates will apply to dividends paid with respect to preferred shares also underlying the units.  Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates in their particular circumstances.

Sale or Other Disposition of ADSs or Units

Subject to the discussion of the passive foreign investment company rules below, gain or loss realized by a U.S. Holder on the sale or exchange of ADSs or units will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the ADSs or units and the amount realized on the disposition, in each case as determined in U.S. dollars.  Such gain or loss will be long-term capital gain or loss to the extent that the U.S. Holder’s holding period with respect to the shares underlying the ADSs or units exceeds one year.  Gain or loss, if any, will be U.S.-source for foreign tax credit purposes.  The deductibility of capital losses is subject to limitations.  Long-term capital gain of a noncorporate U.S. holder is generally taxed at a preferential rate.  If a Brazilian tax is withheld on the sale or other disposition of ADSs or units, a U.S. Holder’s amount realized will include the gross amount of proceeds of the sale or disposition before the deduction of the Brazilian tax.  See “—Brazilian Tax Considerations” for a description of when a disposition may be subject to taxation by Brazil.

Foreign Tax Credits

Subject to certain generally applicable limitations, which may vary depending upon a U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Brazilian income taxes withheld from dividends on ADSs or units.  The limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income.  Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Brazilian income taxes in computing taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.  U.S. Holders should consult their tax advisers as to whether these Brazilian taxes may be creditable against the holder’s U.S. federal income tax on foreign-source income from other sources or are otherwise deductible.

The Brazilian IOF/Exchange imposed on the purchases of units and the IOF/Bonds on the deposits of units in exchange for ADSs (as discussed above under “—Brazilian Tax Considerations”), will not be treated as creditable foreign tax for U.S. federal income tax purposes.  U.S. Holders should consult their tax advisers as to whether those taxes would be deductible for U.S. federal income tax purposes.

A U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends.  The rules governing foreign tax credits are complex and, therefore, U.S. Holders are urged to consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, and on management estimates, we do not expect to be a PFIC for our current taxable year or in the foreseeable future.  However, because the proposed Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year.  The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25.0% interest), and the nature of our activities.

If we are a PFIC for any taxable year during which a U.S. Holder held our ADSs or units, any gain recognized by a U.S. Holder on a sale or other disposition of ADSs or units would be allocated ratably over the U.S. Holder’s holding period for the ADSs or units.  The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to all other taxable years would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each of those taxable years.  Further, any distribution in respect of ADSs or units in excess of 125 percent of the average of the annual distributions on ADSs or units received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above.  Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or units.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we are a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to certain dividends paid to non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is an exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.  The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

F.     Dividends and paying agents

Not applicable.

G.     Statement by experts

Not applicable.

H.     Documents on display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act.  In accordance with these statutory requirements, we file or furnish reports and other information with the SEC.  Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.  Copies of such material may also be inspected at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.  In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the internet at http://www.sec.gov.

We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20159-900, Brazil.  The CVM maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the CVM.  The address of that website is www.cvm.gov.br.  We also file financial statements and other periodic information with BM&FBOVESPA.  The address of the BM&FBOVESPA website is www.bovespa.com.br.

I.      Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Overview

Our operations are subject to a variety of risks.  To manage these risks actively, we have incorporated the Santander Group’s worldwide risk management functions into various levels of our organization.  Certain members of our risk management area are seconded from the Santander Group to ensure a consistent risk management approach worldwide by implementing Santander Group’s risk management policies for all of our areas, including financial, credit and market risk.  In addition, committees headed by senior management oversee our financial, credit and market risk reports.  Risk limits and exposures in local jurisdictions are further subject to approval from the Santander Group.

Credit Risk

Our credit risk management process is designed to follow the standards of the Santander Group while taking into account our product offerings and the specific regulatory requirements of our operations in Brazil.  Our credit approval processes, particularly approval of new loans and risk monitoring, is structured in accordance with our customer and product classification.  Credit approval and monitoring are conducted separately and on different information technology platforms for each of the networks operated under the Santander and Banco Real brands, until the technological integration process is concluded.

Our credit approval processes are structured primarily around our retail lending and wholesale lending activities.  For additional details on our credit risk management policies with respect to specific categories of loans by type of customer see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Loan Portfolio—Types of Loans by Type of Customer”.

Retail Lending

In our retail banking, credit requests by individuals are analyzed by a credit approval system applying various types of processes depending on the credit history of the customer and the type of credit requested.  For standard credit requests in amounts less than R$400,000, approval is generally made at our individual branches based on an automatic, standardized process.  When the customer’s request is submitted for credit approval, we collect relevant credit information for the customer, including the individual’s profession, level of income, internal and external financial restrictions, credit history, current indebtedness, and relationship with us.  Based on this data and the type of credit requested, our credit rating system automatically assigns a credit rating based on a scoring model and our risk management polices.  We use our scoring models in two different phases, an “initial” phase and an “ongoing” phase.  A pure credit scoring model is applied in the initial phase when the customer starts the relationship with us.  A behavioral scoring model is used when the customer has already had a relationship with us for the time period established by our risk management policies.  This policy allows us to evaluate our existing customers with a more complete analysis than if we applied a pure scoring model for all customers.

Our branches operating under the Santander Brasil and the Banco Real brands apply certain distinct operational criteria in approving credit requests, but follow the same risk boundaries.  Preapproval limits are granted for lines of credit for a particular individual or wholesale banking customer based on creditworthiness and size as determined according to our scoring criteria.  In the case of credit approval by our branches operating under the Santander Brasil brand, approval is based entirely on our scoring criteria and branch employees are not authorized to approve a credit application if the particular customer is not preapproved through our scoring criteria.  With respect to branches operating under the Banco Real brand, certain branch personnel are authorized to approve a credit application (as indicated below), even where a particular customer has not been preapproved based on the relevant scoring criteria, after taking into account certain mitigating factors specific to the particular customer.  Any such approvals are made within preset criteria to conform to our credit risk standards.  This allows us to preserve relationships with key customers.  As we continue to integrate the operations of Santander Brasil and Banco Real, we expect to establish uniform operational criteria for credit approval across all branches.  An individualized analysis is made for products that are not subject to our automatic scoring process.  In this case, evaluations are performed by credit committees that follow a standardized and centralized process within predefined criteria.

We have established procedures and authorized certain organizational bodies to approve credit requests in amounts greater than those delegated to individual branches (both for individuals and business customers).  Such approvals are made following application of the relevant scoring model and individualized analysis by the relevant authorized body.  The following table sets out the individuals or bodies authorized to make extensions of credit to retail borrowers for the amounts specified.

Authorization Required	Amount
Branch(1)	Up to R$600,000
Business Committees	From R$600,000 to R$1.5 million
Decision centers	From R$1.5 million to R$6.0 million
Retail Risk Committee(2)	From R$6.0 million to R$15.0 million
Superior Risk Committee(3)	From R$15.0 million to U.S.$35.0 million
Brazil Executive Risk Committee(4)	From U.S.$35.0 million to €100.0 million
___________
(1)	Approval process at branches operating under the Santander brand is automatic based on standard scoring models.

(2)	Members of Retail Risk Committee include our Director for Retail, Executive Superintendent for Retail and the representatives of risk departments.

(3)	Members of Superior Risk Committee include the Director for wholesale, Director for Retail, Director for Market Risk, Director for Collections and representatives of each of the risk departments.

(4)
Members of Brasil Executive Risk Committee include our Chief Executive Officer, Senior Vice President and Executive Vice President for Global Banking & Markets and Executive Vice President for Credit and Market Risk.

For financing products designed to be offered to SMEs, the credit approval process is performed through an automated scoring system.  For other financing products, the risk management analysis is performed by credit analysts who have detailed knowledge about the customer and its respective business group and economic and industrial sectors.  This preliminary analysis also generates a credit rating based on our internal models.  Additional information, such as the characteristics of the financing product being offered, including related terms and conditions and collateral granted in connection therewith, is also taken into account as part of the approval process.

Wholesale Lending

For lending to our wholesale banking customers, the approval process is determined for each customer class and product separately.  All credit requests by our Global Banking & Markets customers, a group of approximately 700 entities, are approved by the Customers and Market Executive Committee.  Credit requests by our corporate customers (corporations with annual revenues in excess of R$250 million) and business enterprise customers (corporations with annual revenues between R$30 million and R$250 million) must be approved by the relevant bodies set forth in the following table for the amounts indicated.
Authorization Required	Amount Corporate Customers	Amount Business Enterprise Customers
Regional approval committee	N/A	Up to R$3.0 million
Regional Wholesale Risk Committee	From R$3.0 million to R$15.0 million	From R$3.0 million to R$15.0 million
Wholesale Risk Committee(1)	From R$15.0 million to R$40.0 million	From R$15.0 million to R$40.0 million
Central Risk Committee	From R$40.0 million to U.S.$35.0 million	From R$40.0 million to U.S.$35.0 million
Brazil Executive Risk Committee	From U.S.$35.0 million to € 100.0 million	From U.S.$35.0 million to € 100.0 million
___________
(1)	Members of Wholesale Risk Committee include persons responsible for risk at Global Banking & Markets.

Credit Monitoring

Credit lines to retail banking customers are reviewed on a weekly basis.  This process allows improvements in the credit exposure with customers that have presented good credit quality.  Specific early warnings are automatically generated in the case of the deterioration of a customer’s credit quality.  In this event, a credit risk mitigation process designed to prevent default begins with identification of the customer’s solvency problem (expenditures and other financial commitments) and the customer is approached by the relationship manager.

Early warnings are automatically generated for SMEs, and their performance is monitored monthly.  In addition, the financial situation of each business is discussed by specific committees in the presence of the commercial area with the aim of continuously improving the quality of our credit portfolio.

Credit Lines to wholesale banking customers and its credit quality are reviewed on an annual basis.  There is a monitoring procedure and any specific concern in regard of the credit quality of a specific customer, a system of customer monitoring known as FEVE (Firms for Special Vigilance) is used, with possible actions to be taken under the following categories: “monitor”, “reduce exposure”, “seek collateral” or “cancel”.  In these situations, client will be reviewed on a quarterly or a biannual basis.

Credit Classifications

We are required to classify our credit transactions, in accordance with criteria set forth in 2000 by the Central Bank, as either AA, A, B, C, D, E, F, G or H.  Each of these categories corresponds to a number of days a transaction is past due and one of our own internal risk rating categories, which have been approved by the Central Bank.  We classify all transactions with individuals based solely on the number of days past due.

We classify all other transactions at the higher of our own internal risk classification or the risk classification resulting from the number of days the transaction is past due.  Our credit classifications take into account:

•
the conditions of the debtor and any guarantor, such as the debtor’s and/or guarantor’s economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, administration, corporate governance and quality of internal controls, payment history, the sector in which such debtor or guarantor is active, contingencies and credit limits; and

•	characteristics of the transaction, such as its nature and purpose, type, sufficiency and level of liquidity of collateral and the total amount of the credit.

Our rating and risk management systems are reviewed by both the Central Bank and the Santander Group’s internal auditors.  Our management has not had any disputes with the Central Bank or the Santander Group regarding our risk management operations.

Credit Provisioning

The Central Bank specifies a minimum provision for each credit transaction rating category, which is measured as a percentage of the total amount of credit operations, as set forth in the table below.
Central Bank Classification (Risk level)	Minimum Provision in %	Days Past Due Classification (days past due)
AA	—	None
A	0.5	<15
B	1.0	15-30
C	3.0	30-60
D	10.0	60-90
E	30.0	90-120
F	50.0	120-150
G	70.0	150-180
H	100.0	180-210

Our allowances for credit losses under IFRS are greater than the minimum amounts required by the Central Bank.  The following table shows, at the dates indicated, the minimum allowances for credit losses required by the Central Bank and the allowances we established under IFRS.

	Required Allowances		IFRS Allowances Established
	2009	2008	2009	2008
	(in millions of R$)
Total	8,827	6,938	10,070	8,181

In addition to the current regulatory requirements, we recorded additional provisions based on management’s risk assessments of R$636 million in 2009 and R$156 million in 2008.

Collections

Our Collections department uses tools such as behavior and collection scoring to study the collection performance of certain groups in an attempt to lower costs and increase recoveries.  Customers likely to make payment are classified as low risk, requiring less aggressive strategies to ensure payment, and more attention is paid to maintaining a healthy customer relationship.  Customers unlikely to make payment are classified as high risk and contacted consistently regarding payment.  All customers with past due amounts or whose loans have been rescheduled or otherwise restructured face strict internal restrictions.

Collection strategies are modified according to the duration of the delay in payment, or days past due.  In the early days of delinquency (less than 90 days past due), the collections department implements a more exhaustive model of collection, creating distinct strategies with closer monitoring.  Call centers, letters and credit rating agencies, such as Serasa, which is a centralized data system used by several Brazilian financial institutions and others for the credit approval process, are utilized during this phase.  During this phase of collection, our emphasis is on recovering our customers.  However, if a customer is 90 days past due, our focus turns toward recovering the money owed.  At this point, we outsource collection efforts to external collection agencies that earn a commission for any amounts recovered.  The Collections department also manages debt and loan restructurings.

Asset and Liability Management Committee

Our asset and liability management strategy is defined by the Asset and Liability Management Committee, or ALCO, which operates under the strict guidelines and procedures established by the Santander Group.  Members of the ALCO include our Chief Executive Officer, Chief Financial Officer, Treasurer, Executive Vice President of Risk Management, Senior Vice President of wholesale banking operations, Senior Vice President of Retail Banking, the head of ALM and Chief Economist, among others.  The ALCO meets every two weeks to establish our funding strategy, structural balance sheet interest rate position and capital management.  It uses several risk metrics to monitor the impact of market conditions, including market value and interest rate margin sensitivities.  Other ALCO activities include the establishment of transfer pricing policies, management of risk-weighted assets and economic capital exposure, management of local regulatory capital and decision making on capital instrument issuances, each of which is in line with the Santander Group’s guidelines and limits.

Market Risk

Generally

We are exposed to market risk mainly as a result of the following activities:

•	Trading in financial instruments, which involves interest rate, foreign exchange rate, equity price and volatility risks.

•	Engaging in retail banking activities, which involves interest rate risk because a change in interest rates affects interest income, interest expense and customer behavior.

•	Investing in assets (including subsidiaries) whose returns or accounts are denominated in currencies other than the real, which involves foreign exchange rate risk.

•	Investing in subsidiaries and other companies, which subjects us to equity price risk.

•	All trading and non-trading activities, which involve liquidity risk.

Primary Market Risks and How They Arise

The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, equity price risk, volatility risk and liquidity risk.  We are exposed to interest rate risk whenever there is a mismatch between interest rate sensitive assets and liabilities, subject to any hedging we have engaged in using interest rate swaps or other off-balance sheet derivative instruments.  Interest rate risk arises in connection with both our trading and non-trading activities.

We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business.  We maintain non-trading open currency positions arising from our investments in overseas subsidiaries (such as our Grand Cayman branch), affiliates and their currency funding.  Our principal non-trading currency exposure is the U.S. Dollar, which, as mandated by our policies, is hedged to the real within established limits.

We are exposed to equity price risk in connection with both our trading and non-trading investments in equity securities.

We are also exposed to liquidity risk.  Market depth is the main liquidity driver in our trading portfolio, even though our policy is to trade the most liquid assets.  Our liquidity risk also arises in non-trading activity due to the maturity gap between assets and liabilities mostly in the retail banking business.

We use derivatives for both trading and non-trading activities.  Trading derivatives are used to eliminate, reduce or modify risk in trading portfolios (interest rate, foreign exchange and equity price risk), and to provide financial services to customers.  Our principal counterparties (in addition to customers) for this activity are financial institutions and the BM&FBOVESPA.  Our principal derivative instruments include interest rate swaps, interest rate futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, cross currency swaps, equity index futures and equity options and interest rate options.

We also use derivatives in non-trading activity in order to manage the interest rate risk and foreign exchange risk arising from asset and liability management activity.  We use interest rate and foreign exchange non-optional derivatives in non-trading activity.

We have no credit derivatives in Brazil, as there is no market for credit derivatives in Brazil.

Procedures for Measuring and Managing Market Risk

Our board of directors, through its risk committee, is responsible for establishing our policies, procedures and limits with respect to market risk, including which businesses to enter into and maintain.  The committee also monitors our overall performance in light of the risks assumed.  Together with the local and global assets and liabilities committees, each market risk unit measures and monitors our market and liquidity risk and provides figures to the assets and liabilities committees to use in managing such risks.

Market risk is regulated and controlled through certain policies, set forth in our market and liquidity risk management policies manual (as described below), and through structures setting forth specific limits to our exposure to market risk which is based on global limits established for the entire Santander Group.  In addition, authorized products are listed and reviewed periodically.

These policies, procedures and limits on market risk are applicable to all units, businesses or portfolios susceptible to market risk.

Market and Liquidity Risk Management Policies Manual

The market and liquidity risk management policies manual, or the “Manual”, is a compilation of policies that describe the control framework used by the Santander Group to identify, measure and manage market risk exposures inherent in our activities in the financial markets.  The Manual is employed for market risk management purposes at all levels in the Santander Group and within its subsidiaries (including us), providing a general and global action framework and establishing risk rules for all levels.

The Manual’s main objective is to set forth the risk level which our board of directors deems acceptable and to describe and report all risk policies and controls that our board of directors has established.  All risk managers within the Santander Group must ensure that each business activity is performed in accordance with the policies established in the Manual.  The Manual is followed in market risk decision-making in all business units and activities.

Market Risk Management Procedures

All functions developed by risk management are documented and regulated by different procedures, including measurement, control and reporting responsibilities.  Internal and external auditors audit the compliance with this internal regulation to ensure that our market risk policies are followed.

Market Risk Limit Structure

The market risk limit structure represents the board of directors’ risk appetite and is determined by our global market risk management policies, which encompass all of our business units and serve to:

•	Identify and define the main types of risk incurred in a manner consistent with our business strategy.

•
Quantify and report to our business segments with respect to appropriate risk levels and risk profile in line with senior management’s assessment of risks to help avoid any of our business segments taking undesired risks.

•
Provide flexibility to our business segments to timely and efficiently establish risk positions responsive to market changes and our business strategies, and always within acceptable Santander Group risk levels.

•	Allow the individuals and teams originating new business to take prudent risks that will help attain budgeted results.

•	Establish investment alternatives by limiting equity consumption.

•
Define the range of products and underlying assets within which each unit of treasury can operate, taking into consideration our risk modeling and valuation systems and our liquidity tools.  This will help to constrain all market risk within the business management and defined risk strategy.

Global market risk management policies define our risk limit structure while the risk committee reviews and approves such policies.  Business managers administer their activities within these limits.  The risk limit structure covers both our trading and non-trading portfolios and includes limits on fixed income instruments, equity securities, foreign exchange and other derivative instruments.

Limits considered to be global limits refer to the business unit level.  To date, system restrictions prevent intra-day limits.  Our business units must comply with approved limits.  Potential excesses require a range of actions carried out by the global market risk function unit including (1) providing risk-reducing suggestions and controls, which are the result of breaking “alarm” limits and (2) taking executive actions that require risk takers to close out positions to reduce risk levels.

Statistical Tools for Measuring and Managing Market Risk

Trading Activity

The trading portfolio comprises our proprietary positions in financial instruments held for resale and/or bought to take advantage of current and/or expected differences between purchase and sale prices.  This portfolio also includes positions in financial instruments deriving from market-making and sales.  As a result of trading fixed income securities, equity securities and foreign exchange, we are exposed to interest rate, equity price and foreign exchange rate risks.  We are also exposed to volatility when derivatives are used.

We actively manage market risk arising from proprietary trading and market-making activities through the use of cash and derivative financial instruments traded in over-the-counter, or “OTC”, and organized markets.  We typically hedge interest rate risk derived from market-making by buying or selling very liquid cash securities such as government bonds, or futures contracts listed in organized markets like the BM&FBOVESPA, the London Metals Exchange, the NYSE, Euronext Liffe, the New York Mercantile Exchange, NYSE and Chicago Board of Trade.

We manage foreign exchange rate risk through spot transactions executed in the global foreign exchange inter-bank market, as well as through forward foreign exchange, cross-currency swaps, FX futures at the BM&FBOVESPA and foreign exchange options.  We hedge equity price risk by buying or selling the underlying individual stocks in the organized equity markets in which they are traded or futures contracts on individual stocks listed in organized markets like the BM&FBOVESPA.  We hedge volatility risk arising from market-making in options and option-related products by either buying and selling option contracts listed in organized markets like the BM&FBOVESPA, or entering risk reversal transactions in the inter-bank OTC market.  We use value at risk or “VaR”, to measure our market risk associated with all of our trading activity.

VaR model.  Locally, we use a variety of mathematical and statistical models, including VaR models, historical simulations and stress testing to measure, monitor, report and manage market risk.  Such numbers, produced locally, also serve as input for global activities such as evaluations of return on risk adjusted capital, or “RORAC”, and to allocate economic capital to various activities in order to evaluate the RORAC of such activities.

As calculated by us, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval.  It is the maximum one-day loss that we estimate we would suffer on a given portfolio 99% of the time, subject to certain assumptions and limitations discussed below.

Conversely, it is the figure that we would expect to exceed only 1.0% of the time, or approximately three days per year.  VaR provides a single estimate of market risk that is comparable from one market risk to the other.

Our standard methodology is based on historical simulation (520 days).  In order to capture recent market volatility in the model, our VaR figure is the maximum between the 1% percentile and the 1% weighted percentile of the simulated profit and loss distribution.  This loss distribution is calculated by applying an exponential decline factor, which accords less weight to the observations farthest away in time.

We use VaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels.  Limits on VaR are used to control exposure on a portfolio-by-portfolio basis.

Assumptions and limitations.  Our VaR methodology should be interpreted in light of the limitations that (1) a one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day and (2) at present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.

Scenario analysis and calibration measures.  Because of these limitations in VaR methodology, in addition to historical simulation, we use stress testing to analyze the impact of extreme market movements and adopt policies and procedures in an effort to protect our capital and results of operations against such contingencies.  In order to calibrate our VaR model, we use back testing, which is a comparative analysis between VaR estimates and the daily clean profit and loss (theoretical result generated assuming the mark-to-market daily variation of the portfolio considering only the movement of the market variables).  The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.

Non-trading Activities

Interest rate risk.  We analyze the sensitivity of net interest margin and market value of equity to changes in interest rates.  This sensitivity arises from gaps in maturity dates and interest rates in the different asset and liability accounts.  Certain repricing hypotheses are used for products without explicit contractual maturities based on the economic environment (financial and commercial).

On the basis of the positioning of balance sheet interest rates, as well as the market situation and outlook, we take financial measures to adjust the positioning to levels in line with Santander Group policies.  These measures range from taking positions in markets to defining the interest rate features of commercial products.  The measures used to control interest rate risk are the interest rate gap analysis, the sensitivity of net interest margin and market value of equity to changes in interest rates, VaR and analysis of scenarios.

Interest rate gap of assets and liabilities.  Interest rate gap analysis focuses on lags or mismatches between changes in the value of asset, liability and off-balance sheet items.  Gap analysis provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities.  It is also a useful tool for estimating the impact of eventual interest rate movements on net interest margin or equity.

All on- and off-balance sheet items must be broken down by their flows and analyzed in terms of repricing and maturity.  In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates are made of their duration and sensitivity.

Net interest margin sensitivity.  The sensitivity of net interest margin measures the change in the short- and medium-term in the accruals expected over a 12-month period, in response to a shift in the yield curve.  The yield curve is calculated by simulating the net interest margin, both for a scenario of a shift in the yield curve as well as for the current scenario.  The sensitivity is the difference between the two margins calculated.

Market value of equity sensitivity.  Net worth sensitivity measures the interest risk implicit in net worth (equity) over the entire life of the operation on the basis of the effect that a change in interest rates has on the current values of financial assets and liabilities.  This is an additional measure to the sensitivity of the net interest margin.

Value at risk.  The VaR for balance sheet activity and investment portfolios is calculated with the same standard as for trading and historical simulation, with a confidence level of 99% and a time frame of one day.

Analysis of scenarios of stress test.  We apply three scenarios for the performance of interest rates: six standard deviations up and six standard deviations down of risk factors and one abrupt scenario in which risk factors are increased by 50% up and down from current levels.  These scenarios are applied to the balance sheet, obtaining the impact on net worth as well as the projections of net interest revenue for the year.

Liquidity risk. Liquidity risk is associated with our capacity to finance our commitments at reasonable market prices, as well as to carry out our business plans with stable sources of funding.  We permanently monitor maximum gap profiles.  The measures used to control liquidity risk are the liquidity gap, liquidity ratio, stress scenarios and contingency plans.

Liquidity gap.  The liquidity gap provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which we operate.  The gap measures the net need or excess of funds at a particular date and reflects the level of liquidity maintained under normal market conditions.

Liquidity ratios.  The liquidity coefficient compares liquid assets available for sale (after applying the relevant discounts and adjustments) with total liabilities to be settled, including contingencies.  This coefficient shows, for currencies that cannot be consolidated, the level of immediate response of the entity to firm commitments.

Net accumulated illiquidity is defined as the 30-day accumulated gap obtained from the modified liquidity gap.  The modified contractual liquidity gap is calculated on the basis of the contractual liquidity gap and by placing liquid assets or repos at the point of settlement and not at the point of maturity.

Analysis of scenarios/contingency plan.  Our liquidity management focuses on preventing a crisis.  Liquidity crises, and their immediate causes, cannot always be predicted.  Consequently, our contingency plan concentrates on creating models of potential crises by analyzing different scenarios and identifying crisis types, internal and external communications and individual responsibilities.

The contingency plan covers the activity of local units and of the Santander Group’s headquarters in Madrid.  Each local unit must prepare a plan of contingency financing, indicating the amount it would potentially need from the Santander Group headquarters in the case of a crisis.  Each unit must inform Santander Group headquarters of its plan at least every six months so that it can be reviewed and updated.  These plans, however, must be updated more frequently if prudent due to market circumstances.

Quantitative Analysis

Trading Activity

Quantitative analysis of daily VaR in 2009.  Our risk performance with regard to trading activity in financial markets during 2009, measured by daily VaR, is shown in the following graph.

VaR during 2009 fluctuated in a range between R$10 million and R$78 million.  The VaR variance shown in the chart above was mainly due to changes  in the positions taken by trading book during 2009.

As observed in the histogram below, the VaR maintained a range between R$28 million and R$45 million on 51% of days in 2009.

Histogram of Risk – VaR (in Million of BRL)

Risk by factor.  The minimum, maximum, average and year-end 2009 risk values in VaR terms were as follows:

	Minimum	Average	Maximum	Last
	(in Million of R$)
Total Trading
Total VaR	10.5	38.0	77.6	20.9
Diversification Effect	(3.6)	(12.9)	(57.7)	(12.7)
IR VaR	10.9	29.9	67.0	18.7
Equity VaR	1.2	8.9	31.4	3.8
FX VaR	2.1	12.1	37.0	11.1

The average VaR for 2009 was R$38.0 million less than in 2008, due to a decrease in market volatility during 2009.  The average risk of the three main factors, interest rates, equity price and exchange rates, was R$29.9 million, R$8.9 million and R$12.1 million, respectively, with a negative average diversification effect of R$12.9 million.  The chart below shows the evolution of the risk groups’ VaR interest rates (IR), VaR exchange rates (FX) and VaR equity prices.

Risk Statistics in 2009

Risk management of structured derivatives.  Our structured derivatives activity (non-organized markets) is mainly focused on structuring investment and hedging products for customers.  These transactions include options on FX equities, currencies, fixed-income instruments and mostly market making books.

Scenario analysis.  Different stress test scenarios were analyzed during 2009.  A scenario of maximum volatility, which applies six standard deviations to different market factors as of December 31, 2009, generated results that are presented below.

Maximum Volatility Scenario

The table below shows, at December 31, 2009, the maximum daily losses for each product (fixed-income, equities and currencies), in a scenario in which volatility equivalent to six standard deviations in a normal distribution is applied (interest rate rises, falls in stock markets, dollar slides and rise in volatility).

Maximum Volatility Stress Test

	Fixed Income	Equities	Exchange Rate	Volatility	Total
	(in millions of R$)
Total trading	9.9	(3.6)	(7.0)	(0.4)	(1.2)

The stress test shows that the economic loss suffered by the group in the marked-to-market result would be, if this scenario materialized in the market, R$1.2 million.

Non-trading Activity

Asset and liability management.  We actively manage the market risks inherent in the banking book, mostly retail banking.  Management addresses the structural risks of interest rates, liquidity and exchange rates.

The purpose of financial management is to make net interest revenue from our commercial activities more stable and recurrent, maintaining adequate levels of liquidity and solvency.

The financial management area analyzes structural interest rate risk derived from mismatches in maturity and revision dates for assets and liabilities in each of the currencies in which we operate.  For each currency, the risk measured is the interest gap, the sensitivity of net interest revenue and the sensitivity of the economic value.

The global financial management area manages structural risk on a centralized basis.  This allows the use of homogenous methodologies, adapted to each local market where we operate.  In the euro-dollar area, the financial management area directly manages the risks of our parent and coordinates management of the rest of the units that operate in convertible currencies.  There is a local team in Santander Brasil that manages balance sheet risks under the same frameworks, in coordination with the global financial management area.  The asset and liability committees of each country and, when necessary, the markets committee of our parent are responsible for risk management decisions.

Quantitative Analysis of Interest Rate Risk in 2009

Convertible Currencies

At the end of 2009, the sensitivity of net interest margin at one year, to a parallel rise of 100 basis points in the local yield curve was R$153 million (which includes the pre-payment of the subordinated certificate of deposit).  The interest margin in foreign yield curve was R$29 million.

In addition, at the end of 2009, the sensitivity of net worth to parallel rises of 100 basis points in the yield curves was R$1,093 million in the local currency yield curve and R$34.0 million in the foreign currency yield curve.

Structural Gap

The following table shows the managerial gaps between the repricing dates of our assets and liabilities in December 31, 2009.
	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not sensitive
	(in millions of R$)
Money Market	129,885	63,207	3,027	9,470	9,804	13,049	14,381	5,219	11,727
Loans	121,069	33,839	14,978	16,558	19,051	26,797	4,756	4,249	840
Permanent	30,932	—	—	—	—	—	—	—	30,932
Other	84,062	34,628	—	—	—	—	—	—	49,434
Total Assets	365,947	131,674	18,005	26,027	28,856	39,847	19,137	9,468	92,933
Money market	(95,718)	(73,443)	(3,095)	(4,362)	(2,058)	(3,998)	(2,502)	(3,719)	(2,540)
Deposits	(113,132)	(67,972)	(2,878)	(392)	(25,548)	(15,756)	(386)	(200)	—
Equity and Other	(157,097)	(38,465)	(1,287)	(1,320)	(1,081)	(2,059)	(97)	—	(112,788)
Total Liabilities	(365,947)	(179,880)	(7,260)	(6,074)	(28,687)	(21,813)	(2,986)	(3,920)	(115,328)
Balance Gap	—	(48,206)	10,745	19,953	169	18,034	16,152	5,548	(22,395)
Off Balance Gap	—	6,145	(448)	(5,417)	(3,696)	705	761	1,951	—
Total Structural Gap	—	(42,061)	10,297	14,536	(3,528)	18,739	16,913	7,499	(22,395)
Accumulated Gap	—	(42,061)	(31,764)	(17,228)	(20,755)	(2,016)	14,896	22,395	—

The interest rate risk of our balance sheet management portfolios, measured by the sensitivity of market value of the net interest margin to a parallel movement of 100 basis points, remained stable until June 2009 when we began to implement a strategy to lock the financial margin after an analysis of future market scenarios.  After October 2009, the sensitivities remained again stable, but at a higher level.

The following chart shows our net interest margin, or “NIM”, and equity, or “MVE”, sensitivity during each month in 2009.

Interest Rate Risk Profile at December 31, 2009

The currency gap tables below show the managerial distribution of risk by maturity and currency in Brazil as of December 31, 2009 (in millions of R$).
	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not sensitive
Gaps in local currency
Total assets	315,137	100,112	16,065	21,511	25,789	37,105	17,658	6,042	90,854
Total liabilities	(314,947)	(144,505)	(3,061)	(4,697)	(26,525)	(19,039)	(1,664)	(956)	(114,500)
Off balance gap	1,779	18,981	(1,470)	(5,795)	(5,114)	(2,743)	(1,287)	(795)	—
Gap	1,969	(25,412)	11,533	11,020	(5,849)	15,324	14,707	4,292	(23,646)

	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not sensitive
Gaps in foreign currency
Total assets	50,811	31,563	1,940	4,516	3,066	2,742	1,479	3,425	2,079
Total liabilities	(51,001)	(35,375)	(4,198)	(1,377)	(2,162)	(2,774)	(1,321)	(2,964)	(828)
Off balance gap	(1,779)	(12,836)	1,022	378	1,417	3,448	2,048	2,745	—
Gap	(1,969)	(16,649)	(1,236)	3,516	2,322	3,415	2,205	3,207	1,251

Market Risk: VaR Consolidated Analysis

Our total daily VaR as of December 31, 2008 and December 31, 2009, broken down by trading and structural (non-trading) portfolios, is set forth below.  The VaR data for trading and non-trading portfolios is the sum of Santander Brasil data and Banco Real and does not reflect the diversification effect.

	At December 31,
	2009				2008
	Low	Average	High	Period End
	(in millions of R$)
Trading	10.5	38.0	77.6	20.9	40.6
Non-trading	258.4	319.7	398.6	371.4	842.3
Diversification effect	—	—	—	—	6.3
Total	268.9	357.7	474.2	392.3	889.2

_____________
Note:  VaR figures for trading and non-trading portfolios was summed, thus disregarding the diversification effect.

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk were as set forth below.

Interest Rate Risk

	At December 31,
	2009				2008
	Low	Average	High	Period End
	(in millions of R$)
Interest rate risk
Trading	10.9	29.9	67.0	18.7	28.0
Non-trading	258.4	319.7	398.6	371.4	842.3
Diversification effect	—	—	—	—	6.7
Total	269.3	349.6	463.6	390.1	877.0

_____________
Note:  VaR figures for trading and non-trading portfolios was summed, thus disregarding the diversification effect.

Foreign Exchange Rate Risk

	At December 31,
	2009				2008
	Low	Average	High	Period End
	(in millions of R$)
Exchange rate risk
Trading	2.1	12.1	37.0	11.1	13.1
Non-trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	—	—	—	—	—
Total	2.1	12.1	37.0	11.1	13.1

_____________
Note:  VaR figures for trading and non-trading portfolios was summed, thus disregarding the diversification effect.

Equity Price Risk

	At December 31,
	2009				2008
	Low	Average	High		Period End
	(in millions of R$)
Equity price risk
Trading	1.2	8.9	31.4	3.8	5.0
Non-trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	1.2	8.9	31.4	3.8	(5.0)

_____________
Note:  VaR figures for trading and non-trading portfolios was summed, thus disregarding the diversification effect.

Our daily VaR estimates by activity were as set forth below.

	At December 31,
	2009				2008
	Low	Average	High	Period End
	(in millions of R$)
Trading
Interest rate risk	10.9	29.9	67.0	18.7	28.0
Exchange rate risk	2.1	12.1	37.0	11.1	13.1
Equity	1.2	8.9	31.4	3.8	5.0
Total	10.5	38.0	77.6	20.9	40.6
Non-trading interest rate
Interest rate	258.4	319.9	396.6	371.4	842.3
Non-trading foreign exchange
Exchange rate	N.A.	N.A.	N.A.	N.A.	N.A.
Non-trading equity
Equity	N.A.	N.A.	N.A.	N.A.	N.A.
Total	268.9	357.1	474.2	392.3	889.2
Interest rate	269.3	349.6	463.6	390.1	877.0
Exchange rate	2.1	12.1	37.0	11.1	13.1
Equity	1.2	8.9	31.4	3.8	5.0

_____________
Note:  VaR figures for trading and non-trading portfolios was summed, thus disregarding the diversification effect.

Management of Operational Risks, Technological Risks and Business Continuity

The management and control model is not only a competitive driver but also a strategic factor for us.  The model guides managerial staff in their daily activities.  In addition, it ensures alignment and compliance with corporate Santander Group guidelines, the New Basel Capital Accord – BIS II, Brazilian Central Bank resolutions, local regulatory bodies and the provisions of the Sarbanes-Oxley Act.

To accomplish these objectives, we have adopted the following organizational structure, which is part of our corporate governance framework:

•
Executive Operational Risks Committee—The Committee is an independent senior committee, with decision-making autonomy.  This committee is responsible for defining the strategies and guidelines throughout Santander Brasil for the management and control of operational, technological and business continuity risks;

•
Operational Risk Unit— The Operational Risk Unit is comprised of four departments:  Information Security, Special Occurrences (fraud investigation), Fraud Prevention and Intelligence, in addition to Operational and Technological Risks.  Responsibilities include a commitment to disseminate the culture, defining methodologies, standards, policies, tools, training and procedures applicable to and required for the effective and efficient management and control of operational risks; and

•
Operational and Technological Risks Department— The Department is responsible for overseeing the soundness of operational and technological risk management practices throughout the organization in addition to ensuring business continuity management for contingencies.  The area assists managerial staff in meeting their strategic objectives, strengthening the decision-making process and optimizing execution of daily activities.  The Department contributes to preventing and reducing operational risk losses, and also serves as the reporting function for regulatory compliance purposes.

Environmental and Social Risk

We are currently implementing the environmental and social risk management system at Santander Brasil that had been in place at Banco Real.  Under this system, borrowers are screened for environmental and social concerns, such as contaminated land, deforestation, labor violations and other major environmental and social issues for which there are potential penalties.  In 2008, Banco Real screened approximately 5,000 corporate customers for these types of risks.  A specialized team of biologists and geologists monitors the customers’ environmental practices, and a team of financial analysts studies the likelihood of damages that unfavorable environmental conditions may cause to our customers’ financial condition and collateral, among other effects.  Our monitoring activity focuses on preserving our capital and our reputation in the market. We intend to expand these screening practices to include Santander Brasil customers in the Global Wholesale Banking segment, including training our credit and commercial areas to apply Banco Real’s environmental and social risk standards in corporate credit approval process.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt Securities

Not applicable.

B.    Warrants and Right

Not applicable.

C.    Other Securities

Not applicable.

D.    American Depositary Shares

Fees and Expenses

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of units, issuances in respect of unit distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADRs are cancelled or reduced for any other reason, U.S.$13.94 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, the case may be.  The depositary may sell (by public or private sale) sufficient securities and property received in respect of a unit distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing units or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of U.S.$1.50 per ADR for transfers of certificated or direct registration ADRs;

•	a fee of up to U.S.$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•
a fee of U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•
any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our units or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•
a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs that would have been charged as a result of the deposit of such securities (treating all such securities as if they were units) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at the holder’s request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•
such fees and expenses as are incurred by the depositary (including, without limitation, expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.  The fees described above may be amended from time to time.

Direct and Indirect Payments

J.P. Morgan, as depositary, has agreed to reimburse certain of our reasonable expenses related to our ADR program and incurred by us in connection with the program. Under certain circumstances, including termination of the program, we are required to repay to J.P. Morgan amounts reimbursed in prior periods.

The reimbursements include direct payments (legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements, listing fees, investor relations expenses, advertising and public relations expenses and fees payable to Broadridge and other service providers for the distribution of hard copy materials to beneficial ADR holders in the Depositary Trust Company, such as information related to shareholders’ meetings and related voting instruction cards); and indirect payments (third-party expenses paid directly and fees waived).

For the year ended December 31, 2009 we did not have any direct or indirect reimbursement payments.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.    Defaults

No matters to report.

B.    Arrears and Delinquencies

No matters to report.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

As of December 31, 2009, under the supervision and with the participation of our management, including our chief executive officer, chief financial officer and chief accounting officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).  There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures.  Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our chief executive officer, chief financial officer and chief accounting officer concluded that our disclosure controls and procedures are effective in ensuring that information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated our management, including our chief executive officer, chief financial officer and the chief accounting officer, as appropriate to allow timely decisions regarding required disclosures.

In addition to it and in accordance to the legal requirement (“Resolução 2.554/98”), during 2009, we have evaluated and produced an internal report according to the Brazilian Central Bank’s requirements (“BACEN”) about the effectiveness of the internal control environment.

B.    Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining an adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.

Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with generally accepted accounting principles.  For us, generally accepted accounting principles refer to IFRS.

Our internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have adapted our internal control over financial reporting to the most rigorous international standards and comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its Enterprise Risk Management Integrated Framework.  These guidelines have been extended and installed in our Group companies, applying a common methodology and standardizing the procedures for identifying processes, risks and controls, based on the Enterprise

Risk Management Integrated Framework

The documentation process in our companies has been constantly directed and monitored by a global coordination team, which set the guidelines for its development and supervised its execution at the unit level.

The general framework is consistent, as it assigns to management specific responsibilities regarding the structure and effectiveness of the processes related directly and indirectly with the production of consolidated financial statements, as well as the controls needed to mitigate the risks inherent in these processes.

Under the supervision and with the participation of our management, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009, based on the framework set forth by COSO.

Based on this assessment, management believes that, as of December 31, 2009, its internal control over financial reporting was effective based on those criteria.

The Registered Public Accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2009. This report follows below.

C.    Audit report of the registered public accounting firm

For the report of Deloitte Touche Tohmatsu Auditores Independentes, our Registered Public Accounting firm, dated March 25, 2010, on the effectiveness of our Internal Control over financial reporting as of December 31, 2009, see “Item 18. Financial Statements”.

D.    Changes in internal control over financial reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED ]

ITEM 16A.  Audit Committee Financial Expert

The audit committee is composed of a minimum of three members and a maximum of six members, who serve one-year terms that can be renewed in successive elections, up to a limit of five years.  The audit committee reports to our board of directors.

Our board of directors has determined that Paulo Roberto Simões da Cunha is an “Audit Committee Financial Expert” and meets the requirements set forth by the SEC and NYSE.  In addition, he is considered independent under applicable Brazilian law.

For more details about the Audit Committee see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Statutory Bodies”.

ITEM 16B.  Code of Ethics

The Code of Ethics (the “Code”) is applicable to all directors, officers and employees of the companies within Santander Brasil.  It defines the principles that must guide both the personal and professional behavior of employees.  They must know the Code and seek to broaden it, by championing and striving for its enforcement.  To that effect, each employee must sign the form ‘Código de Ética – Termo de Responsabilidade’.  The employees’ behavior should be guided by ethical principles and rules of conduct consistent with the companies’ values.

The Code helps us to establish respectful and transparent relationships and aims for the accomplishment of Grupo Santander’s obligations with its customers, employees, shareholders, partners and society as a whole.  The Code should also be a reference for the compliance with legal duties and for the maintenance of commercial relationships founded on trust with partners and clients.

The full version of the Code is available in our website www.santander.com.br/ri.

ITEM 16C.  Principal Accountant Fees and Services

The balance of “Other general administrative expenses—Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I of the consolidated financial statements included elsewhere in this annual report) to their respective auditors, Deloitte Touche Tohmatsu, the detail being as follows:

	2009	2008	2007
Audit of the annual financial statements of the companies audited by Deloitte (constant scope of consolidation)	(in millions of R$)
	6.18	6.11	3.76
Audit of the annual financial statements of the companies audited by Deloitte (additions to scope of consolidation)	0.37	0.17	–

In addition to the expenses with audit of the financial statements, we paid a fee to Deloitte related to the audit of the Global Offering in the amount of R$8.8 million, after taxes and was recorded as transaction cost net of capital increase.

Non-audit services provided by audit firms other than Deloitte: R$2.5 million (2008—R$3.0 million and 2007 – R$3.5 million).

The services commissioned from our auditors meet the independence requirements stipulated by the Brazilian Central Bank and CVM regulation and by the Sarbanes-Oxley Act of 2002, and they did not involve the performance of any work that is incompatible with the audit function.

If we are required to engage an auditing firm for audit and audit-related services, those services have to be pre-approved by the audit and compliance committee.

The audit and compliance committee is regularly informed of all fees paid to the auditing firms by us.

ITEM 16D.  Exemptions from the Listing Standards for Audit Committees

Under NYSE and SEC rules for listed companies, we must comply with Rule 10A-3 under the Securities Exchange Act (Listing Standards Relating to Audit Committees).  Rule 10A-3 provides that we should establish an audit committee composed of members of the board of directors, meet the requirements specified in the listing standards, or appoint and establish a board of auditors or similar body to perform the role of the audit committee, in reliance on the general exemption of audit committees of foreign private issuers set forth in Rule 10A-3(c)(3) of the Securities Exchange Act.

In accordance with the rules of the Central Bank of Brazil, we constituted a body similar to the audit committee of the board of directors of an American company, which we refer to as our “audit committee”.

Our audit committee observes Brazilian legislation and performs all the functions of an audit committee under Rule 10A-3.  As provided in Brazilian law, our board of directors and our audit committee are distinct corporate entities.  Moreover, according to Brazilian law, the function of hiring independent auditors is a power reserved exclusively to the board of directors of the company.  Therefore, our board of directors acts as our audit committee in the nomination of our independent auditors.  Celso Clemente Giacometti is the only member of the board of directors who is also a member of the audit committee.

Except in these respects, our audit committee is comparable to an audit committee of the board of an American company and performs the same functions.  We believe our audit committee is able to act independently in carrying out the responsibilities of an audit committee under the Sarbanes-Oxley Act, meets the exemption requirements of Rule 10A-3(c)(3) and therefore is in compliance with Rule 10A-3 of the Securities Exchange Act.

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2009, neither Santander Brasil nor its affiliates bought Santander Brasil shares.

ITEM 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G.  Corporate Governance

Principal Differences between Brazilian and U.S. Corporate Governance Practices

We are subject to the NYSE corporate governance listing standards.  As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies.  Under the NYSE rules, we are required only to: (1) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (2) provide prompt certification by our chief executive officer of any material non-compliance with any applicable NYSE corporate governance rules (3) submit an executed written affirmation annually to the NYSE and submit an interim written affirmation each time a change occurs to the board or any of the committees subject to Section 303A of the NYSE rules, and (4) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.  The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below, as required for foreign private issuers by NYSE Rule 303A.11

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors, although as a company the majority of whose voting shares are held by another group, we would not be required to comply with this rule.  Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company.  Under the listing standards of Level 2 of BM&FBOVESPA, our board of directors must have at least five members, at least 20% of which must be independent, as determined pursuant to Article 14 of our by-laws.  Also, Brazilian corporate law, the Central Bank and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors.  While we believe that these rules provide adequate assurances that our directors are independent and meet the requisite qualification requirements under Brazilian law, we believe such rules would permit us to have directors that would not otherwise pass the test for director independence established by the NYSE.  Brazilian corporate law requires that our directors be elected by our shareholders at an annual shareholders’ meeting.  Currently, all of our directors are elected by our controlling shareholder.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present.  Brazilian corporate law does not have a similar provision.  According to Brazilian corporate law, up to one-third of the members of the board of directors can be elected from management.  Our president, Fábio Colletti Barbosa, and our executive senior vice presidents, José de Menezes Berenguer Neto and José de Paiva Ferreira, are members of our board of directors.  There is no requirement that our non-management directors meet regularly without management.  As a result, the non-management directors on our board do not typically meet in executive session.

Committees

NYSE rules require that listed companies have a nominating/corporate governance committee and a remuneration committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, although as a company the majority of whose voting shares are held by another group, we would not be required to comply with this rule.  The responsibilities of the nominating/corporate governance committee include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company.  The responsibilities of the remuneration committee, in turn, include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive-compensation and equity-based plans.

We are not required under applicable Brazilian corporate law to have a nominating committee, corporate governance committee and remuneration committee.  Pursuant to our by-laws, our directors are elected by our shareholders at an annual shareholders’ meeting.  Aggregate compensation for our directors and executive officers is established by our shareholders.

Audit Committee and Audit Committee Additional Requirements

NYSE rules require that listed companies have an audit committee that (1) is composed of a minimum of three independent directors who are all financially literate, (2) meets the SEC rules regarding audit committees for listed companies, (3) has at least one member who has accounting or financial management expertise and (4) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.

Resolution No. 3,198 from the Central Bank requires us to have an audit committee of at least three members.  The audit committee is elected by the board of directors.  In April 2003, the SEC stated that the listing of securities of foreign private issuers will be exempt from the audit committee requirements if the issuer meets certain requirements.  We believe that our audit committee, as established according to Resolution No. 3,198, allows us to meet the requirements set forth by the SEC.  We rely on this exemption.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions.  Under Brazilian corporate law, shareholders must approve all stock option plans.  In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.  Our shareholders do not have the opportunity to vote on all equity compensation plans.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines.  We comply with the corporate governance guidelines under applicable Brazilian law.  We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with the guidelines established by the NYSE.  We have adopted and observe (1) the Policy of Material Fact Disclosure, which deals with the public disclosure of all relevant information as per CVM’s Instruction No. 358 guidelines; and (2) the Policy on Trading of Securities, which restricts the negotiation of securities during certain periods and requires management to disclose all transactions relating to our securities, and which is optional under CVM’s Instruction No. 358.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.  Applicable Brazilian law does not have a similar requirement.  We adopted a Code of Ethics on February 27, 2009 which regulates the conduct of our managers in connection with the disclosure and control of financial and accounting information and their access to privileged and non-public information.  Our Code of Ethics complies with the requirements of the Sarbanes-Oxley Act and the NYSE rules.

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

Our internal auditing department works independently to conduct methodologically structured examinations, analysis, surveys and fact finding to evaluate the integrity, adequacy, effectiveness, efficiency and economy of the information systems processes and internal controls related to our risk management. The internal auditing department reports continually to our board of directors and audit committee.  In carrying out its duties, the internal auditing department has access to all documents, records, systems, locations and professionals involved with the activities under review.

Website

Codes are available to the public on our website in Portuguese and English, which do not form part of this annual report, at www.santander.com.br under the heading “Investor Relations – Corporate Governance”.

PART III

ITEM 17.  Financial Statements

We have responded to Item 18 in lieu of this item.

ITEM 18.  Financial Statements

Financial Statements are filed as part of this annual report, see pages F-1 to F-81.

ITEM 19.  Exhibits

(a) Index to Financial Statements

(b) List of Exhibits.

Exhibit Number	Description
1.1	English translation of By-laws of Santander Brasil, amended and restated on April 27, 2010.
2.1
Form of Deposit Agreement among Santander Brasil, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts. (Incorporated by reference to our Registration Statement on Form F-6 (file no. 333-162027) filed with the SEC on September 21, 2009.)

8.1	List of Subsidiaries (Incorporated by reference as Appendix I of our Financial Statements filed with this Form 20-F.)
11.1	English translation of the Code of Ethics of Santander Brasil. (Incorporated by reference to our Registration Statement on Form F-1 filed on September 3, 2009.)
12.1	Section 302 Certification by the principal executive officer.
12.2	Section 302 Certification by the principal financial officer.
13.1	Section 906 Certification by the chief executive officer.
13.2	Section 906 Certification by the chief financial officer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER (Brasil), S.A.
By:	/s/ Fabio Colletti Barbosa
	Name:	Fabio Colletti Barbosa
	Title:	Chairman and Chief Executive Officer

Date: June 9, 2010

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Santander (Brasil) S.A.
Sao Paulo - SP - Brazil

1.
We have audited the consolidatedbalance sheets of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”) as of December 31, 2009 and 2008, and the related consolidated statements of income, statements of recognized income and expense, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009, all expressed in Brazilian reais. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.
In our opinion, such consolidated financial statements present fairly, in all material respects, thefinancial position of the Bank at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

4.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and our report, dated March 25, 2010, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
São Paulo, Brazil
March 25, 2010

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.
Member of Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Santander (Brasil) S.A.
Sao Paulo - SP - Brazil

1.
We have audited the internal control over financial reporting of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”) as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

2.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included: obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

3.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards - IFRS. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards - IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.
Member of Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

4.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

5.
In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO.

6.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, consolidatedbalance sheets of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”) as of December 31, 2009 and 2008, and the related consolidated statements of income, statements of recognized income and expense, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009. Our report, dated March 25, 2010, expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
São Paulo, Brazil
March 25, 2010

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.
Member of Deloitte Touche Tohmatsu

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2009 AND 2008
(Thousands of Brazilian Reais)

ASSETS	Note	2009	2008

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK	4	27,269,012	23,700,500

FINANCIAL ASSETS HELD FOR TRADING		20,115,652	19,986,000
Loans and advances to credit institutions	5	67,170	-
Debt instruments	6	12,554,035	10,011,999
Equity instruments	7	2,544,441	678,993
Trading derivatives	8 & 41-a	4,950,006	9,295,008

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS		16,294,460	5,574,961
Loans and advances to credit institutions	5	1,907,265	4,046,898
Loans and advances to customers	9	389,113	1,434,789
Debt instruments	6	210,973	93,274
Equity instruments	7	13,787,109	-

AVAILABLE-FOR-SALE FINANCIAL ASSETS		46,406,120	30,735,681
Debt instruments	6	44,745,924	29,491,191
Equity instruments	7	1,660,196	1,244,490

LOANS AND RECEIVABLES		152,162,954	162,725,106
Loans and advances to credit institutions	5	24,228,143	29,691,635
Loans and advances to customers	9	127,934,811	133,033,471

HEDGING DERIVATIVES	41-a	163,425	106,321

NON-CURRENT ASSETS HELD FOR SALE	10	171,464	112,824

INVESTMENTS IN ASSOCIATES	11	419,122	633,595

TANGIBLE ASSETS	12	3,701,769	3,829,074

INTANGIBLE ASSETS		31,617,939	30,995,287
Goodwill	13	28,312,236	27,488,426
Other intangible assets	14	3,305,703	3,506,861

TAX ASSETS		15,779,222	12,919,894
Current		2,162,063	1,150,737
Deferred	23	13,617,159	11,769,157

OTHER ASSETS	15	1,871,437	2,870,604

TOTAL ASSETS		315,972,576	294,189,847

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2009 AND 2008
(Thousands of Brazilian Reais)

LIABILITIES AND EQUITY	Note	2009	2008

FINANCIAL LIABILITIES HELD FOR TRADING		4,434,734	11,209,600
Trading derivatives	8 & 41-a	4,401,709	11,197,268
Short positions	8	33,025	12,332

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		1,795	307,376
Deposits from credit institutions	16	1,795	307,376

FINANCIAL LIABILITIES AT AMORTISED COST		203,567,734	213,973,314
Deposits from the Brazilian central bank	16	240,113	184,583
Deposits from credit institutions	16	20,955,846	26,325,636
Customer deposits	17	149,440,156	155,494,839
Marketable debt securities	18	11,439,010	12,085,655
Subordinated liabilities	19	11,304,445	9,197,429
Other financial liabilities	20	10,188,164	10,685,172

HEDGING DERIVATIVES	41-a	9,806	264,771

LIABILITIES FOR INSURANCE CONTRACTS	2-z	15,527,197	-

PROVISIONS		9,480,262	8,915,245
Provisions for pensions funds and similar obligations	21	1,096,799	1,078,916
Provisions for contingent liabilities, commitments and other provisions	21	8,383,463	7,836,329

TAX LIABILITIES		9,456,537	6,156,101
Current		5,588,680	3,025,207
Deferred	23	3,867,857	3,130,894

OTHER LIABILITIES	22	4,227,768	3,526,962

TOTAL LIABILITIES		246,705,833	244,353,369

EQUITY
SHAREHOLDERS' EQUITY	26	68,706,363	49,317,582
Issued capital		62,612,455	47,152,201
Reserves		2,161,302	1,240,031
Profit for the year attributable to the Parent		5,507,606	2,378,395
Less: Dividends and remuneration		(1,575,000)	(1,453,045)

VALUATION ADJUSTMENTS		559,042	513,617
Available-for-sale financial assets	25	791,966	795,412
Cash flow hedges	25	(232,924)	(281,795)

MINORITY INTERESTS	24	1,338	5,279

TOTAL EQUITY		69,266,743	49,836,478
TOTAL LIABILITIES AND EQUITY		315,972,576	294,189,847

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Thousands of Brazilian Reais, except for per share data)

	Note	2009	2008	2007
Interest and similar income	29	39,342,956	23,767,814	13,197,368
Interest expense and similar charges	30	(17,175,865)	(12,329,845)	(7,002,082)
INTEREST INCOME / (net)		22,167,091	11,437,969	6,195,286
Income from equity instruments	31	29,903	36,972	36,387
Income from companies accounted for by the equity method	11	295,414	112,330	5,884
Fee and commission income	32	7,148,164	4,809,014	3,363,518
Fee and commission expense	33	(910,402)	(555,311)	(265,546)
Gains/losses on financial assets and liabilities (net)	34	2,716,323	(1,286,113)	1,516,664
Held for trading		2,032,272	(1,214,846)	254,128
Other financial instruments at fair value through profit or loss		(10,132)	39,956	24,873
Financial instruments not measured at fair value through profit or loss		755,916	320,307	1,236,856
Other		(61,733)	(431,530)	807
Exchange differences (net)	35	(51,191)	1,475,779	381,587
Other operating income (expense)	36	(115,624)	(59,817)	132,924
TOTAL INCOME		31,279,678	15,970,823	11,366,704
Administrative expenses		(10,947,217)	(7,184,937)	(4,460,217)
Personnel expenses	37	(5,510,972)	(3,548,162)	(2,384,267)
Other general expenses	38	(5,436,245)	(3,636,775)	(2,075,950)
Depreciation and amortization	12 & 14	(1,248,612)	(846,005)	(579,746)
Provisions (net)	21	(3,480,693)	(1,230,317)	(1,196,412)
Impairment losses on financial assets (net)		(9,966,404)	(4,099,284)	(2,159,437)
Loans and receivables	9	(9,982,881)	(4,102,645)	(2,179,843)
Other financial instruments not measured at fair value through profit or loss		16,477	3,361	20,406
Impairment losses on other assets (net)		(900,554)	(77,277)	(298,082)
Other intangible assets	14	(859,216)	(52,002)	(227,533)
Other assets		(41,338)	(25,275)	(70,549)
Gains on disposal of assets not classified as non-current assets held for sale	39	3,369,301	6,611	861
Gains on non-current assets held for sale not classified as discontinued operations	40	31,630	9,219	13,470
OPERATING PROFIT BEFORE TAX		8,137,129	2,548,833	2,687,141
Income taxes	23	(2,629,165)	(170,207)	(784,142)
CONSOLIDATED PROFIT FOR THE YEAR		5,507,964	2,378,626	1,902,999
Profit attributable to the Parent		5,507,606	2,378,395	1,902,999
Profit attributable to minority interests	24	358	231	-

EARNINGS PER SHARE (Brazilian reais)
Basic and diluted earnings per 1,000 share (reais)
Common shares		15.32	11.59	14.02
Preferred shares		16.85	12.75	15.43
Weighted average shares outstanding (in thousands) - Basic and diluted
Common shares		183,650,861	104,926,194	69,383,705
Preferred shares		159,856,132	91,168,064	60,285,449

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Thousands of Brazilian Reais)

	2009	2008	2007
CONSOLIDATED PROFIT FOR THE YEAR	5,507,964	2,378,626	1,902,999

OTHER RECOGNIZED INCOME AND EXPENSE	45,425	(1,023,427)	(46,824)
Available-for-sale financial assets	62,088	(1,099,982)	(58,787)
Revaluation gains/losses	818,004	(779,675)	1,178,069
Amounts transferred to income statement	(755,916)	(320,307)	(1,236,856)
Cash flow hedges	65,017	(447,792)	-
Revaluation gains/losses	65,017	(447,792)	-
Income taxes	(81,680)	524,347	11,963
TOTAL RECOGNIZED INCOME AND EXPENSE	5,553,389	1,355,199	1,856,175

Attributable to the Parent	5,553,031	1,354,968	1,856,175
Attributable to minority interests	358	231	-
TOTAL	5,553,389	1,355,199	1,856,175

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Thousands of Brazilian Reais)

	Equity Attributable to the Parent
	Shareholders' Equity
	Share Capital	Reserves	Treasury Shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders' Equity	Valuation Adjustments	Total	Minority Interests	Total Equity

Balances at January 1, 2007	6,831,448	1,263,450	-	-	(559,033)	7,535,865	1,583,868	9,119,733	57	9,119,790
Total recognized income and expense	-	-	-	1,902,999	-	1,902,999	(46,824)	1,856,175	-	1,856,175
Other Changes in Equity						-		-		-
Dividends/Remuneration	-	(559,033)	-	-	(1,705,735)	(2,264,768)	-	(2,264,768)	-	(2,264,768)
Capital increase	1,500,000	-	-	-	-	1,500,000	-	1,500,000	-	1,500,000
Other	-	(2,617)	-	-	-	(2,617)	-	(2,617)	-	(2,617)
Balances at December 31, 2007	8,331,448	701,800	-	1,902,999	(2,264,768)	8,671,479	1,537,044	10,208,523	57	10,208,580

Total recognized income and expense	-	-	-	2,378,395	-	2,378,395	(1,023,427)	1,354,968	231	1,355,199
Other Changes in Equity						-		-	-	-
Appropriation of profit for the year	-	1,902,999	-	(1,902,999)	-	-	-	-	-	-
Dividends/Remuneration	-	(2,264,768)	-	-	811,723	(1,453,045)	-	(1,453,045)	-	(1,453,045)
Capital increase	38,820,753	900,000	-	-	-	39,720,753	-	39,720,753	-	39,720,753
Other	-	-	-	-	-	-	-	-	4,991	4,991
Balances at December 31, 2008	47,152,201	1,240,031	-	2,378,395	(1,453,045)	49,317,582	513,617	49,831,199	5,279	49,836,478

Total recognized income and expense	-	-	-	5,507,606	-	5,507,606	45,425	5,553,031	358	5,553,389
Other Changes in Equity
Appropriation of profit for the year	-	2,378,395	-	(2,378,395)	-	-	-	-	-	-
Dividends/Remuneration	-	(1,453,045)	-	-	(121,955)	(1,575,000)	-	(1,575,000)	-	(1,575,000)
Capital increase	15,460,254	-	-	-	-	15,460,254	-	15,460,254	(4,046)	15,456,208
Acquisition of own shares	-	-	(1,948)	-	-	(1,948)	-	(1,948)	-	(1,948)
Other	-	(4,079)	1,948	-	-	(2,131)	-	(2,131)	(253)	(2,384)
Balances at December 31, 2009	62,612,455	2,161,302	-	5,507,606	(1,575,000)	68,706,363	559,042	69,265,405	1,338	69,266,743

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Thousands of Brazilian Reais)

	2009	2008	2007
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the year	5,507,964	2,378,626	1,902,999
Adjustments to profit	10,885,192	5,108,513	4,211,636
Depreciation of tangible assets	447,138	301,731	237,695
Amortization of intangible assets	801,474	544,274	342,051
Impairment losses on other assets (net)	859,216	52,002	227,533
Provisions (net)	13,463,574	5,332,962	3,376,255
Gains (net) on disposal of tangible assets and investments	(3,369,301)	(6,611)	(861)
Share of results of entities accounted for using the equity method	(295,414)	(112,330)	(5,884)
Changes in deferred tax assets and liabilities	(1,021,495)	(1,003,515)	34,847
	16,393,156	7,487,139	6,114,635
Net (increase) decrease in operating assets:	(11,825,066)	(38,972,480)	3,472,971
Brazilian central bank compulsory deposits	(1,588,979)	(958,826)	(1,257,825)
Financial assets held for trading	2,129,972	(1,450,457)	10,700,999
Other financial assets at fair value through profit or loss	78,642	(3,927,155)	(1,647,806)
Available-for-sale financial assets	(13,703,838)	(3,979,372)	9,527,782
Loans and receivables	1,182,820	(27,988,641)	(14,078,839)
Other assets	76,317	(668,029)	228,660
Net increase (decrease) in operating liabilities:	(16,781,599)	18,275,075	5,856,990
Financial liabilities held for trading	(6,776,832)	5,394,798	2,332,780
Other financial liabilities at fair value through profit or loss	(305,581)	(382,909)	690,285
Financial liabilities at amortized cost	(9,816,481)	15,048,503	6,760,404
Other liabilities	117,295	(1,785,317)	(3,926,479)
Total net cash flows from operating activities (1)	(12,213,509)	(13,210,266)	15,444,596

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments	(3,282,214)	(2,791,665)	(1,570,030)
Tangible assets	(1,815,803)	(2,103,308)	(326,858)
Intangible assets	(1,466,411)	(688,357)	(1,243,172)
Net cash received on acquisition of subsidiary	-	12,147,982	-
Divestments	5,862,334	600,613	59,902
Subsidiaries, jointly controlled entities and associates	4,436,325	-	-
Tangible assets	1,426,009	600,613	59,902
Total net cash flows from investing activities (2)	2,580,120	9,956,930	(1,510,128)

3. CASH FLOWS FROM FINANCING ACTIVITIES
Capital increase	12,986,710	800,000	607,043
Acquisition of own shares	(1,948)	-	-
Issuance of subordinated liabilities	1,507,000	651,000	-
Issuance of other long-term liabilities	14,746,518	12,148,373	2,370,030
Dividends paid	(1,540,914)	(1,502,647)	(900,010)
Redemption of other long-term liabilities	(16,080,145)	(8,378,657)	(1,918,130)
Increase/Decrease in minority interests	(4,299)	-	-
Total net cash flows from financing activities (3)	11,612,922	3,718,069	158,933
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1+2+3)	1,979,533	464,733	14,093,401
Cash and cash equivalents at beginning of year	16,750,870	16,286,137	2,192,736
Cash and cash equivalents at end of year	18,730,403	16,750,870	16,286,137

Non-cash transactions:
Loans transferred to foreclosed assets	(183,195)	166,579	73,348
Shares issued in connection with acquisition of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A.	-	38,920,753	-
Shares issued in conection with acquisition of Santander Seguros S.A., Banco Comercial e de Investimento Sudameris S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	2,471,413	-	-
Dividends and interest on capital declared but not paid	1,451,529	1,413,748	1,463,350
Supplemental information:
Interest received	37,399,672	22,468,869	12,926,559
Interest paid	16,860,547	11,952,981	7,108,238
Taxes paid	1,973,257	918,677	392,791

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

1. Introduction, basis of presentation of the consolidated financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (the “Bank” or “Santander” or "Banco Santander"), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial brazilian Santander Group companies with the Brazilian Central Bank, established as a corporation, with main offices at Rua Amador Bueno, 474, Santo Amaro, São Paulo, and operates as a multiple service bank, conducting operations such as commercial, foreign exchange, investment, credit and financing and mortgage loan, leasing portfolios and, through related entities, insurance, pension plan, capitalization, leasing, asset management, and securities and insurance brokerage operations. Transactions are conducted within the context of a conglomerate of financial institutions that operate on an integrated basis in the financial and capital markets.

On February 2, 2010, it was approved by the Board of Directors, the change of the Head office of Banco Santander to Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Bloco A, Vila Olimpia, São Paulo.

As discussed in note 3, Banco ABN AMRO Real S.A. (Banco Real) and ABN AMRO Brasil Dois Participações S.A. (“AAB Dois Par”) and their respective subsidiaries were consolidated by the Bank as from August 2008.

b) Global Offering of shares

The Board of Directors’ meeting held on September 18, 2009 approved the implementation of the public offering, denominated Global Offering, which included the issue of 525,000,000 Units (Each representing one of 55 common shares and 50 preferred shares), all registered shares, without par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of, (i) of Units in Brazil (Brazilian Offering), on the over-the-counter, in accordance with Brazilian Securities and Exchange Commission (CVM) Instruction 400/2003, and (ii) Units abroad, including in the form of ADRs representing ADSs registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Act of 1933 the United States of America.

At the same meeting was approved the listing of Banco Santander and the trade of the Units of common shares and preferred shares in BM&FBovespa - Securities, Commodities and Futures exchanges (BM&FBovespa) level 2 Corporate Governance Practices.

The Global Offering was coordinated on a firm guarantee of settlement. Under the Article 24 of CVM Instruction 400/2003, the total number of Units/ADSs initially offered in the Global Offering (excluding the Additional Units, as defined below) was increased in 6.85%, i.e., which means 35,955,648 Units, in the form of ADSs under the same conditions and at the same price of the Units/ADSs initially offered (Supplemental Units), according to the options granted to Credit Suisse Securities (USA) LLC, designed to meet a possible excess of demand over the Global Offering (Supplemental Option).

Under the Article 14, paragraph 2 of CVM Instruction 400, the total number of Units initially offered (not including the supplemental Units) could have been but were not increased. (to a maximum of 4.76%), i.e., up to 25,000,000 Units, including the form of ADSs under the same conditions and at the same price initially offered the Units (Additional Units).

The Brazilian Offering was directed in the Retail Offer, to Non-Institutional Investors and the Institutional Offer to Institutional Investors.

On October 6, 2009, the Global Offering shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBOVESPA and the New York Stock Exchange (NYSE) as of October 7, 2009.

The other characteristics and terms set out in the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A.", dated October 6,2009, and the Notice to the Market, is available at www.santander.com.br and the website of the CVM and its English version of the Prospectus on Form-F1, available on the SEC website.

On October 29, 2009, due to the completion of the Global Offering and the partial exercise of the Supplemental Option, the Bacen approved the capital increase.

The results of the Global Offering was disclosed under the closing announcement published in issues of Valor Econômico on November 10, 2009.

c) Basis of presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements for the year ended December 31, 2008 and 2007 were the first to be prepared in accordance with IFRS, with a date of first implementation of January 1, 2007 (opening balance sheet). The statutory financial statements have been prepared locally in Brazil in accordance with accounting practices established by Brazilian Corporate Law and standards established by the National Monetary Council (CMN), the Brazilian Central Bank (BACEN) and the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP) and the Superintendency of Private Insurance (SUSEP). Hereafter it shall be referred to as “Brazilian GAAP”.

The note 45 to the consolidated financial statements contains the reconciliation of the shareholders' equity and the results for the year ended December 31, 2007, and in accordance to the CVM regulation, the years ended December 31, 2009 and 2008.

The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognize income and expense, consolidated statement of changes in total equity and consolidated cash flow statement. The Notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these financial statements.

All accounting policies and measurement bases with a material effect on the consolidated financial statements were applied in their preparation. There were no changes in accounting policies and estimates during the year ended on December 31, 2009.

The financial statements for the year ended on December 31, 2009 was approved by the Board of Directors at the meeting held on March 25, 2010.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Adoption of new standards and interpretations

All standards and interpretations which came into force were adopted by the Bank in 2009. Following are the standards and interpretations applicable to the Bank:

- Revision of IAS 1 Presentation of Financial Statements: introduces certain changes in the presentation of financial statements, including changes to the titles of individual financial statements, since balance sheet could be also referred to as a statement of financial position. The statement of changes in equity will only include changes in equity arising from transactions with owners acting in their capacity as owners. As regards “non-owner” changes (e.g. transactions with third parties or income and expenses recognized directly in equity), entities are no longer permitted to present items of other comprehensive income separately in the statements of changes in equity. Such non-owner movements must be presented in a statement of comprehensive income and the total carried to the statement of changes in equity. All items of income and expense (including those recognized outside of profit or loss) must be presented either in a single statement of comprehensive income with subtotals or in two separate statements (a separate income statement and a statement of comprehensive income). IAS 1 also introduces new reporting requirements when the entity applies a change in accounting policy retrospectively, makes a restatement or reclassifies items in previously issued statements.

Paragraph 10 of the revised IAS 1 provides the possibility of changing the names of the financial statements. The new terminology which could be used to refer to the financial statements is as follows:

•	The balance sheet becomes the statement of financial position.

•	The statement of recognised income and expense becomes the statement of comprehensive income.

•	The statement of cash flows does not undergo any terminology changes.

In preparing these financial statements the Bank has retained the names of the financial statements used in the consolidated financial statements for 2008.

- Amendments to IAS 32 and IAS 1 – Puttable Financial Instruments and Obligations Arising on Liquidation: the amendments address the classification of puttable financial instruments and obligations arising only on liquidation. Following the revisions, this instruments are presented as equity provided that they meet certain criteria including that of being the most subordinated class, and they evidence a residual interest in the net assets of the entity.

- Amendments to IFRS 1 and IAS 27 - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate: this amendment refers to separate financial statements and, therefore, is not applicable to consolidated financial statements.

- Amendment to IFRS 7 Financial Instruments: the objective of this amendment is basically to increase disclosure requirements. It increases the requirements for disclosure of fair value measurement and liquidity risk.

- Amendment to IAS 39 and IFRIC 9 clarifying the treatment of embedded derivatives for companies which have made use of the Amendment to IAS 39 on reclassifications, issued by the IASB. This amendment clarifies that in a reclassification of an asset in the “financial assets at fair value through profit or loss” category all the embedded derivatives must be measured and, where necessary, accounted for separately in the financial statements.

- IFRIC 13 Customer Loyalty Programmes: this interpretation addresses the accounting by entities that provide their customers with incentives to buy goods or services by providing awards as part of a sales transaction, such as credit card reward schemes.

- Amendments to IAS 39, Eligible Hedged Items: this amendment establishes that inflation may only be designated as a hedged item if it is a contractually specified portion of the cash flows to be hedged. Only the intrinsic value and not the time value of a purchased option may be used as a hedge instrument.

- IFRIC 16 Hedges of a Net Investment in a Foreign Operation: this interpretation clarifies the following matters: (i) the exposure to foreign exchange differences between the functional currency of the foreign operation and the presentation currency of the parent cannot be designated as a hedged risk, and only the foreign currency exposure arising between the functional currency of the parent and that of its foreign operation qualifies for hedge accounting; (ii) the hedging instrument used to hedge the net investment may be held by any entity within the Bank, not necessarily by the parent of the foreign operation; and, (iii) it addresses how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item on disposal of the foreign operation.

- IFRS 2 Share-based payment: Vesting conditions and cancellations The IASB published an amendment to IFRS 2, ‘Share-based payment’, in January 2008. The changes pertain mainly to the definition of vesting conditions and the regulations for the cancellation of a plan by a party other than the company.

Improvements to IFRS’ were issued in May 2008. They contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. ‘Improvements to IFRS’ comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2009 , with earlier application permitted. The adoption of the above-mentioned standards and interpretations did have not a material effect on the consolidated financial statements taken as a whole.

Standards and interpretations effective subsequent to December 31, 2009

The Bank has not yet adopted the following new or revised IFRS or Interpretations, which have been issued but their effective date is subsequent to the date of these financial statements:

- IFRS 9 – Financial Instruments: Recognition and Measurement – The main changes of IFRS 9 compared to IAS 39 are: (i) all financial assets are initially measured at fair value and, in the case of a financial asset not at fair value through profit or loss, plus transactions costs. (ii) new requirements for classifying and measuring financial assets. The standard divides all financial assets that are currently in the scope of IAS 39 in two classifications: amortised cost and fair value (iii) the IAS 39’s available for sale and held to maturity categories were eliminate. (iv) the embedded derivatives concept of IAS 39 is not included in IFRS 9.

- Amendments to IFRS 2 : The amendment of IFRS 2 provide additional guidance on the accounting for share-based payment transactions among group entities (incorporating guidance previously contained in IFRIC 11).

- Revision of IFRS 3 Business Combinations and Amendment to IAS 27 Consolidated and Separate Financial Statements: introduce significant changes in several matters relating to accounting for business combinations, and only applied prospectively. These changes include the following: acquisition costs must be expensed, rather than recognized as an increase in the cost of the business combination; in step acquisitions the acquirer must remeasure at fair value the investment held prior to the date that control is obtained; and there is an option to measure at fair value the minority interests of the acquiree, as opposed to the single current treatment of measuring them as the proportionate share of the fair value of the net assets acquired.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

- Revision to IAS 32: Classification of Rights Issues: otherwise meeting the definition of equity instruments in IAS 32.11 – issued to acquire a fixed number of an entity’s own non-derivative equity instruments for a fixed amount in any currency are classified as equity instruments, provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments.

- IAS 38 Intangible Assets: Amendments to clarify the description of valuation techniques commonly used by entities when measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets.

- IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments.

- IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction- This IFRIC has been amended to remedy an unintended consequence of IFRIC 14 where entities are in some circumstances not permitted to recognise prepayments of minimum funding contributions, as an asset. Entities shall apply this Interpretation prospectively for annual periods beginning on or after January 1, 2011. The Company’s management estimates that the application of the amendments of IFRIC 14 will not have a material effect on the Company’s financial condition or results of operations.

- IFRIC 17 Distributions of Non-cash Assets to Owners - The Interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders.

- IFRIC 18 Transfers of Assets from Customers - The Interpretation addresses the accounting by recipients for transfers of property, plant and equipment from ‘customers’ and concludes that when the item of property, plant and equipment transferred meets the definition of an asset from the perspective of the recipient, the recipient should recognise the asset at its fair value on the date of the transfer, with the credit recognised as revenue in accordance with IAS 18 Revenue.

Improvements to IFRS ‘Improvements to IFRS’ were issued in April 2009. They contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. ‘Improvements to IFRS’ comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after 1 January 2010, with earlier application permitted. No material changes to accounting policies are expected as a result of these amendments.

- Revision of IFRS 5 Non Current Assets Held for Sale and Discontinued Operation - Amendment to clarify that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations.

- Revision of IFRS 8 Operating Segments - Amendment to clarify that an entity is required to disclose a measure of segment assets only if that measure is regularly reported to the chief operating decision maker.

- Revision of IAS 1 Presentation of Financial Statements - Clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or noncurrent. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditionalright to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time.

- Revision of IAS 7 Statement of Cash Flows - Amendment to require that only expenditures that result in a recognised asset in the statement of financial position can be classified as investing activities.

- Revision of IAS 17 Leases - Deletion of specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating using the general principles of IAS 17.

- Revision of IAS 24 Related Party Disclosures – The revision of IAS 24 clarifies the definition of related parties.

- Revision of IAS 36 Impairment of Assets - Amendment to clarify that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment as defined by paragraph 5 of IFRS 8 Operating Segments.

- Revision of IAS 39 Financial Instruments: Recognition and Measurement – Amendments to clarify (i) that prepayment options, the exercise price of which compensates the lender for loss of interest by reducing the economic loss from reinvestment risk, should be considered closely related to the host debt contract; (ii) it only applies to binding (forward) contracts between an acquirer and a vendor in a business combination to buy an acquiree at a future date, the term of the forward contract should not exceed a reasonable period normally necessary to obtain any required approvals and to complete the transaction and the exemption should not be applied to option contracts (whether or not currently exercisable) that on exercise will result in control of an entity, nor by analogy to investments in associates and similar transactions; (iii) when to recognise gains or losses on hedging instruments as a reclassification adjustment in a cash flow hedge of a forecast transaction that results subsequently in the recognition of a financial instrument. The amendment clarifies that gains or losses should be reclassified from equity to profit or loss in the period in which the hedged forecast cash flow affects profit or loss; (iv) changes in impairment of financial assets as mentioned in the Exposure Draft 2009/12; and (v) changes in the requirements of derecognition of financial assets as mentioned in the Exposure Draft 2009/3.

The Bank does not expect the adoption of the above-mentioned standards and interpretations to have a material effect on the consolidated financial statements taken as a whole, except to IFRS 9, which the Bank is analyzing the impacts from the adoption of this standard.

d) Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. All estimates and assumptions required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. The main accounting policies and measurement bases are set forth in Note 2.

In the consolidated financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

- Fair value measurement of certain financial instruments

The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties on an arm’s length basis. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques, using valuation techniques commonly used by the financial markets as follows:

• The present value method for valuing financial instruments permitting static hedging (principally, forwards and swaps) and loans and advances. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are observable market data.

• The Black-Scholes model for valuing financial instruments requiring dynamic hedging (principally structured options and other structured instruments). Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

• Each of the present value method and Black-Scholes models is used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors.

• The Bank uses dynamic models similar to those used in the measurement of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives.

The methodology used for fair value measurements of certain financial instruments is further described in note 2.d.

- The allowance for loan losses

The Bank cover losses inherent in debt instruments not measured at fair value taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

The Bank uses the concept of incurred loss to quantify the cost of the credit, using statistical models that consider the following three factors: “exposure at default”, “probability of default” and “loss given default”, as further discussed in note 2.g.

- The impairment losses on certain assets other than loans (including goodwill and other intangible assets)

Certain assets, including goodwill, other intangible assets and equity method investments are subject to impairment review. We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable. Assessment of what constitutes impairment is a matter of significant judgment.

•	Tangible assets are further discussed in note 2.k,

•	Intangible assets are further discussed in note 2.m

•	Other assets are further discussed in note 2.n

- The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations;

The Bank provides pension plans in the form of both defined contribution plans and defined benefit plans, in accordance with IAS 1.

The actuarial valuation is dependent upon a series of assumptions; the principal ones being:

•	assumed interest rates;

•	mortality tables;

•	annual social security pension revision rate

•	price inflation;

•	annual salary growth rate, and

•	the method used to calculate vested commitments to current employees

Post-employment benefits are further discussed in note 2.u.

- The recognition and measurement of deferred tax items.

As discussed in note 2.x, deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the combined entities will have sufficient future taxable profits against which the deferred tax assets can be utilized. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the combined entities will have sufficient future taxable profits against which they can be utilized. In accordance with the current regulation, the expected realization of the Banks’ tax credits, is based on the projection of future income and technical studies.

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The principal assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

- Changes in deposit amounts, customer basis and defaults by borrowers

- Changes in interest rates

- Changes in inflation rates

- Government regulation and tax matters

- Adverse legal or regulatory disputes or proceedings

- Credit, market and other risks of lending and investment activities

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

- Changes in market values of Brazilian securities, particularly Brazilian government securities

- Changes in regional, national and international business and economic conditions

e) Capital management

The Bank’s capital management is performed at regulatory and economic levels.

Regulatory capital management is based on the analysis of the capital base and the capital ratios using the criteria of Brazilian Central Bank. The aim is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, ratings agencies and investors. Active capital management includes securitizations, sales of assets, preference and subordinated issues of equity instruments and hybrid instruments.

From an economic standpoint, capital management seeks to optimize value creation at the Bank and at its different business segment. To this end, the economic capital, RORAC (return on risk-adjusted capital) and value creation data for each business segment are generated, analyzed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar 2 of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in different economic scenarios, with the solvency levels agreed upon by the Group.

In order to adequately manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based in financial projections (balance sheet, income statement, etc.) and on macroeconomic scenarios estimated by the Economic Research Service. These estimates are used by the Bank as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables, GDP, interest rates, stock market indexes, etc. that mirror historical crises that could happen again.

2. Accounting policies and measurement bases

The accounting policies and measurement bases applied in preparing the consolidated financial statements were as follows:

a) Foreign currency transactions

The individual financial statements of each entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in Brazilian Reais, the functional currency of the Bank and the presentation currency for the consolidated financial statements. The assets and liabilities that are monetary items are converted by exchange rates at the end of the period, the non-monetary items are stated at historical cost in foreign exchange rates at the date of such transactions and the income statement balances is converted by the average exchange rates for the period.

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognized at their net amount under “Exchange differences” in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognized under “Valuation adjustments - Exchange differences”.

b) Basis of consolidation

i. Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the capacity to exercise control; this capacity is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the voting power of the investee or, even if this percentage is lower , when as in the case of agreements with shareholders of the investee, the Bank is granted control. Control is the power to govern the financial and operating policies of an entity, as stipulated by the law, the Bylaws or agreement, so as to obtain benefits from its activities.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and transactions between consolidated entities are eliminated on consolidation.

On acquisition of a subsidiary, its assets, liabilities and contingent liabilities are recognized at fair value at the date of acquisition. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognized as goodwill (note 13). Negative differences are charged to income on the date of acquisition.

Additionally the share of third parties of the Bank’s equity is presented under “Minority interests” in the consolidated balance sheet (note 24). Their share of the profit for the year is presented under “Profit attributable to minority interests” in the consolidated income statement. Changes in the Bank’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The carrying amounts of the Bank’s interests and the minority interests are adjusted to reflect the changes in their relative interests in the subsidiary.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

The Appendix I contains significant information on these entities.

ii. Interests in joint ventures (jointly controlled entities) and associates

“Joint ventures” are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“ventures”) acquire interests in entities (jointly controlled entities) or undertake operations or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the venturers.

Associates are entities over which the Bank is in a position to exercise significant influence, but not control or joint control, usually because it holds 20% or more of the voting power of the investee.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

In the consolidated financial statements, interest in joint ventures and investments in associates are accounted for using the equity method, i.e. at the Bank’s share of net assets of the investee, after taking into account the dividends received there from and other equity eliminations. In the case of transactions with an associate, the related profits or losses are eliminated to the extent of the Bank’s investment in the associate.

iii. Special purpose entities

When the Bank incorporates special purpose entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes, it determines, using internal criteria and procedures, and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. These criteria and procedures take into account, inter alia, the risks and rewards retained by the Bank and, accordingly, all relevant matters are taken into consideration, including any guarantees granted or any losses associated with the collection of the related assets retained by the Bank. These entities include the securitization special purpose vehicles, which are fully consolidated in the case of the SPVs over which, based on the aforementioned analysis, it is considered that the Bank continues to exercise control.

iv. Business combinations, acquisitions and disposals

A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities and is accounted for in accordance with IFRS 3, “Business Combinations”.

Business combinations are performed whereby the Bank obtains control over an entity are recognized for accounting purposes as follows:

• The Bank measures the cost of the business combination, defined as the fair value of the assets given, the liabilities incurred and the equity instruments issued, if any.

• The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated and recognized in the consolidated balance sheet.

• Any positive difference between the net fair value of the assets, liabilities and contingent liabilities of the acquiree and the cost of the business combination is recognized as Goodwill based on future economic benefits.

Appendix I include relevant information on the Bank companies that were consolidated. Similar information regarding companies accounted for under the equity method by the Bank is provided in note 11.

Also, note 3 below includes a description of the most significant transaction carried out in 2008 and 2009.

c) Definitions and classification of financial instruments

i. Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or equity instrument of another entity.

An “equity instrument” is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

The following transactions are not treated for accounting purposes as financial instruments.

- Investments in subsidiaries, jointly controlled entities and associates (note 11).

- Rights and obligations under employee benefit plans (note 21).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “Non-current assets held for sale” or they relate to “Cash and balances with the Brazilian Central Bank”, “Hedging derivatives” and “Investments”, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

- Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

- Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank’s key management personnel.

Financial instruments included in this category (and “Other financial liabilities at fair value through profit or loss”) are permanently subject to an integrated and consistent system of measuring, managing and controlling risks and returns that enables all the financial instruments involved to be monitored and identified and allows the effective reduction of risk to be checked. Financial assets may only be included in this category on the date they are acquired or originated.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

- Available-for-sale financial assets: this category includes debt instruments not classified as “Held-to-maturity investments”, “Loans and receivables” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”.

Available-for-sale financial assets are stated at fair value. This category includes debt instruments not classified as “Held-to-maturity investments”, “Loans and receivables” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”. Gains and losses arising from changes in fair value are recognised in "Equity" in the line item "Valuation Adjustment" with the exception of impairment losses, which are recognised in profit or loss. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in "Equity - Valuation Adjustments" is reclassified to profit or loss.

- Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

- Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity. These investments are measured at amortised cost less any impairment, with revenue recognised on an effective yield basis.

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

- Cash and balances with the Brazilian Central Bank: cash balances and balances receivable on demand relating to deposits with the Brazilian Central Bank.

- Loans and advances: includes the balance of loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originated in banking transactions and services, such as the collection of rentals and similar items.

• Loans and advances to credit institutions: credit of any nature in the name of credit institutions.

• Loans and advances to customers: includes the debit balances of all the remaining credit and loans granted by the Bank, other than those represented by securities, including money market operations through central counterparties.

- Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

- Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units are included in this item.

- Trading derivatives: includes the fair value in favor of the Bank of derivatives which do not form part of hedge accounting.

- Hedging derivatives: includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting.

- Investments in associates: includes the investments in the share capital of associates.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

- Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the short term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the outright sale of financial assets purchased under resale agreements or borrowed (“short positions”).

- Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the Bank is provided on that basis to the Bank’s key management personnel.

- Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the funding-taking activities carried on by financial institutions.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

- Deposits from the Brazilian Central Bank: deposits of any nature received from the Brazilian Central Bank.

- Deposits from credit institutions: deposits of any nature, including credit and money market operations received in the name of credit institutions.

- Customer deposits: includes all repayable balances received in cash by the Bank, other than those represented by marketable securities, money market operations through central counterparties, subordinated liabilities and deposits from the Brazilian Central Bank and credit institutions.

- Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities.

- Trading derivatives: includes the fair value, with a negative balance for the Bank, of derivatives which do not form part of hedge accounting.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

- Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

- Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Bank which, although equity for legal purposes, do not meet the requirements for classification as equity.

- Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as doubtful.

- Hedging derivatives: includes the fair value of the Bank’s liability in respect of derivatives designated as hedging instruments in hedge accounting.

d) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are, adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deducting any transaction costs that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments.

The “fair value” of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm's length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognized in “Gains/losses on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter “OTC” derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

“Loans and receivables” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. Also, the Bank has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial liabilities held for trading” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

iii. Valuation techniques

The following table shows a summary of the fair values, at 2009 and 2008 year-end, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Bank to determine their fair value:

Thousands of Reais	2009			2008
	Published Price Quotations in Active Markets	Internal Models	Total	Published Price Quotations in Active Markets	Internal Models	Total

Financial assets held for trading	2,544,441	17,571,211	20,115,652	959,609	19,026,391	19,986,000
Other financial assets at fair value through profit or loss	13,787,109	2,507,351	16,294,460	-	5,574,961	5,574,961
Available-for-sale financial assets	1,633,945	44,772,175	46,406,120	1,145,483	29,590,198	30,735,681
Hedging derivatives (assets)	-	163,425	163,425	-	106,321	106,321

Financial liabilities held for trading	33,025	4,401,709	4,434,734	45,781	11,163,819	11,209,600
Other financial liabilities at fair value through profit or los	-	1,795	1,795	-	307,376	307,376
Hedging derivatives (liabilities)	-	9,806	9,806	-	264,771	264,771

Financial instruments at fair value, determined on the basis of public price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs (Level 2). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data and extrapolation techniques. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

There were no reclassifications between the level 1 and level 2 in the exercise ended on December 31, 2009 and 2008.

On December 31, 2009 and 2008 the Bank did not have any financial instrument classified as Level 3.

The main techniques used at December 31, 2009 by the Bank’s internal models to determine the fair value of the financial instruments detailed in the foregoing table are as follows:

• In the valuation of financial instruments permitting static hedging (basically forwards and swaps) and in the valuation of loans and advances to customers, the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

• In the valuation of financial instruments requiring dynamic hedging (basically structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity.

• In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are basically observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

• In the case of linear instruments (e.g. credit risk and fixed-income derivatives), credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk (e.g. credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used to determine the underlying cost of credit of credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

The fair value of the financial instruments arising from the aforementioned internal models takes into account, inter alia, the contract terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of raw materials and shares, volatility and prepayments. The valuation models are not significantly subjective, since these methodologies can be adjusted and gauged, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Level 2) at December 31, 2009.

	Fair Values Calculated Using Internal Models	Valuation Techniques	Main Assumptions
ASSETS:
Financial assets held for trading	17,571,211
Loans and advances to credit institutions	67,170	Present Value Method	Observable market data (interest and discount rates)
Debt and equity instruments	12,554,035	Present Value Method	Observable market data (interest and discount rates)
Trading derivatives	4,950,006
Swaps	3,998,734	Present Value Method	Observable market data, liquidity (interest and exchange rates)
Exchange rate options	288,080	Black-Scholes Model	Observable market data, liquidity (exchange rates)
Interest rate options	293,198	Black-Scholes Model	Observable market data, liquidity, correlation (interest rates)
Exchange rate futures	342,681	Present Value Method	Observable market data, liquidity (exchange rates)
Stock options	27,313	Black-Scholes Model	Observable market data, liquidity, correlation (shares and ratios)

Hedging derivatives	163,425
Swaps	163,425	Present Value Method	Observable market data (interest rates)

Other financial assets at fair value through	2,507,351
profit or loss
Loans and advances to credit institutions	1,907,265	Present Value Method	Observable market data (interest and discount rates)
Loans and advances to customers	389,113	Present Value Method	Observable market data (interest and discount rates)
Debt and equity interests	210,973	Present Value Method	Observable market data (interest and discount rates)

Available-for-sale financial assets	44,772,175
Debt and equity instruments	44,772,175	Present Value Method	Observable market data (interest and discount rates)

LIABILITIES:
Financial liabilities held for trading	4,401,709
Trading derivatives	4,401,709
Swaps	3,076,202	Present Value Method	Observable market data, liquidity (interest and exchange rates)
Exchange rate options	450,836	Black-Scholes Model	Observable market data, liquidity (exchange rates)
Interest rate options	251,618	Black-Scholes Model	Observable market data, liquidity, correlation (interest rates)
Interest rate and investment futures	589,780	Present Value Method	Observable market data (interest rates)
Stock options	33,273	Black-Scholes Model	Observable market data, liquidity, correlation (shares and ratios)

Hedging derivatives	9,806
Swaps	9,806	Present Value Method	Observable market data (interest and exchange rates)

Other financial liabilities at fair value through	1,795	Present Value Method	Observable market data (interest and discount rates)
profit or loss

The use of observable market data assumes that the markets in which the Bank operates are functioning efficiently and, therefore, that these data are representative. The main assumptions used in the measurement of the financial instruments included in the foregoing table that were valued by means of internal models employing unobservable market data are as follows:

• Correlation: the assumptions relating to the correlation between the value of quoted and unquoted assets are based on historical correlations between the impact of adverse changes in market variables and the corresponding valuation of the associated unquoted assets. The measurement of the assets will vary depending on whether a more or less conservative scenario is selected.

• Dividends: the estimates of the dividends used as inputs in the internal models are based on the expected dividend payments of the issuers. Since the dividend expectations can change or vary depending on the source of the price (normally historical data or market consensus for the measurement of options) and the companies’ dividend policies can vary, the valuation is adjusted to the best estimate of the reasonable dividend level expected in more or less conservative scenarios.

• Liquidity: the assumptions include estimates in response to market liquidity. For example, they take market liquidity into consideration when very long-term estimates of exchange rates or interest rates are used, or when the instrument is part of a new or developing market where, due to the absence of market prices that reflect a reasonable price for these products, the standard valuation methods and the estimates available might give rise to less precise results in the measurement of these instruments at that time.

iv. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate- and those arising for other reasons, which are recognized at their net amount under “Gains/losses on financial assets and liabilities”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Valuation adjustments - Available-for-sale financial assets”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

v. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“trading derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”).

c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Valuation adjustments - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains/losses on financial assets and liabilities” in the consolidated income statement.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under “Valuation adjustments” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

e) Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1. If the Bank transfers substantially all the risks and rewards to third parties -unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2. If the Bank retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a. An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b. The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.

3. If the Bank neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases-, the following distinction is made:

a. If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b. If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired, with the intention either to cancel them or to resell them.

f) Regular way purchases of financial assets

Regular way purchases of financial assets are recognized on trade date. The assets are derecognized when the rights to receive cash flows have expired or the Bank has transferred substantially all the risks and rewards of ownership.

g) Impairment of financial assets

i. Definition

A financial asset is considered to be impaired and therefore its carrying amount is adjusted to reflect the effect of impairment, when there is objective evidence that events have occurred which:

- In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the transaction date.

- In the case of equity instruments, mean that their carrying amount cannot be fully recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment losses is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

Balances are deemed to be impaired, and the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding. The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated is not material with respect to the Bank’s financial statements taken as a whole.

When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished.

ii. Debt instruments carried at amortized cost

The amount of an impairment loss incurred on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted.

In estimating the future cash flows of debt instruments the following factors are taken into account:

- All the amounts that are expected to be obtained over the remaining life of the instrument; including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued interest receivable.

- The various types of risk to which each instrument is subject, and

- The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

Specifically in regards to impairment losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Bank has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties

These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, and contingent liabilities and commitments, the identification of their impairment and the calculation of the amounts necessary to cover the related credit risk.

With respect to the allowance for loss arising from credit risk, the Bank makes the following distinction:

a. Specific allowance:

The Bank uses a proxy for specific allowance, as further explained below. These rules are used to calculate the minimum allowance requirements. The Bank evaluate the need for further provision, as considered necessary, following the requirements of IAS 39, based on our historical experience of impairment and other circumstances known at the time of assessment.

The Bank classifies our credit transactions according to their level of risk and the number of days such transaction is past due. Such credit classifications are determined in accordance with:

• The conditions of the debtor and any guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, administration, corporate governance and quality of internal controls, payments history, the sector in which they are active, contingencies and credit limits; and

• The characteristics of the transaction, such as its nature and purpose, type, sufficiency and level of liquidity of collateral and the total amount of the credit.

The rating and risk management systems used by the Bank may be reviewed by both the Central Bank and the Santander Group’s internal auditors. The Bank's management has not had any disputes with the Central Bank or the Santander Group regarding our risk management operations.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b. Allowance for incurred losses not specifically identified

The Bank covers its losses inherent in debt instruments not measured at fair value through profit or loss and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

The Bank uses the concept of incurred loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions.

The incurred loss is the expected cost of the credit risk of a transaction, that will manifest itself within a one year (business cycle) lead time from the balance sheet date considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

The loss is calculated by using statistical models that consider the following three factors: "exposure at default", "probability of default" and "loss given default.

- Exposure at default (EAD) is the amount of risk Exposure at the date of default by the counterparty.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

- Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction.

PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes past-dues by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

- Loss given default (LGD) is the loss arising in the event of default.

LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account the guarantees/collateral associated with the transaction, the income and expenses associated with the recovery process, and also the timing thereof and the indirect costs arising from the recovery process.

This parameter does not consider downturn adjustments.

The methodology used by the Bank for determining the loans allowance for incurred losses not specifically identified intends to identify the amount of incurred losses as of the balance sheet date of loans that have not yet been identified as impaired, but it is estimate based on our past history and specific facts that will manifest within a one year lead time period from the balance sheet date. The above demonstrates those loans were having problems as of the balance sheet date. That is, what the Bank calls inherent losses in the context of our internal models in which loan loss allowances are calculated.

The approach described above is used as a general rule. However, in certain cases, as a result of its particular characteristics, this approach is not applied and alternative approaches are used:

1. Low default portfolios

In certain portfolios (credit institutions or large corporations) the number of defaults observed is very small or zero. In these cases, the Bank opted to use the data contained in the credit derivative spreads to estimate the incurred loss discounted by the market and break it down into PD and LGD.

2. Top-down units

In the exceptional cases in which the Bank does not have sufficient data to construct a sufficiently robust credit risk measurement model, the incurred loss on the loan portfolios is estimated based on a top-down approximation in which the historically observed average cost of the loan portfolios is used as the best estimate of the incurred loss. As the credit models are developed and bottom-up measurements are obtained, the top-down measurements used for these units are gradually replaced.

iii. Debt or equity instruments classified as available for sale

The amount of the impairment losses on these instruments is the positive difference between their acquisition cost (net of any principal repayment or amortization in the case of debt instruments) and their fair value, less any impairment loss previously recognized in the consolidated income statement.

When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under “Valuation adjustments - Available-for-sale financial assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

If all or part of the impairment losses are subsequently reversed, the reversed amount is recognized, in the case of debt instruments, in the consolidated income statement for the year in which the reversal occurred (or in equity “Valuation adjustments - Available-for-sale financial assets” in the case of equity instruments).

iv. Equity instruments measured at cost

The impairment loss on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Impairment losses are recognized in the consolidated financial income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if related assets are sold.

h) Repurchase agreements

Purchases (sales) of financial assets under a non-optional resale (repurchase) agreement at a fixed price (“repos”) are recognized in the consolidated balance sheet as financing granted (received), based on the nature of the debtor (creditor), under “Balances with the Brazilian Central Bank”, “Loans and advances to credit institutions” or “Loans and advances to customers” (“Deposits from the Brazilian Central Bank”, “Deposits from credit institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recognized as interest over the contract term.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

i) Non-current assets held for sale

“Non-current assets held for sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year from the reporting date. Therefore, the carrying amount of these items, which can be of a financial nature or otherwise, will foreseeably be recovered through the proceeds from their disposal. Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors' payment obligations to them are deemed to be non-current assets held for sale through the completion of actions which normally occurs up to one year.

Non-current assets held for sale are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under “Gains/ (losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

j) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets and the average interest rates at 2009 and 2008 year-end is provided in note 41-d.

k) Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities, including tangible assets received by the Bank in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Annual Rate

Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Leasehold improvements	10% or up to contractual maturity

The consolidated entities assess at the reporting date whether there is an indication that an asset may be impaired (i.e. its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities recognize the reversal of the impairment loss recognized in prior periods and adjust the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of the reporting period with a view to detecting significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recognized in the consolidated income statement in future years on the basis of the new useful lives.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.

l) Accounting for leases

i. Finance leases

Finance leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value which is generally the exercise price of the purchase option of the lessee at the end of the lease term is recognized as lending to third parties and is therefore included under “Loans and receivables” in the consolidated balance sheet.

The finance income arising from these contracts is credited to “Interest and similar income” in the consolidated income statement so as to achieve a constant rate of return over the lease term.

ii. Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under “Tangible assets” (note 12). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use and income from operating leases is recognized on a straight-line basis under “Other operating income” in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Other general administrative expenses” in their consolidated income statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

m) Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the consolidated entities. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

i. Goodwill

An investment in an associate is accounted for using the equity method from the date on which it becomes an associate. On acquisition of the investment any difference between the cost of the investment and the investor's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities is accounted for in accordance with IFRS 3, Business Combinations. Therefore:

(a) goodwill relating to an associate is included in the carrying amount of the investment. However, amortisation of that goodwill is not permitted and is therefore not included in the determination of the investor's share of the associate's profits or losses.

(b) any excess of the investor's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities over the cost of the investment is excluded from the carrying amount of the investment and is instead included as income in the determination of the investor's share of the associate's profit or loss in the period in which the investment is acquired.

Goodwill - which is only recognized when it has been acquired for consideration - represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each reporting period or when there is any indication of impairment, goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment is written down with a charge to “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statement.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

ii. Other intangible assets

“Other intangible assets” includes the amount of identifiable intangible assets (such as purchased customer lists and computer software).

Other intangible assets can have an indefinite useful life, when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities, or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but rather at the end of each reporting period the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite useful lives are amortized over those useful lives using methods similar to those used to depreciate tangible assets.

The intangible asset amortization charge is recognized under “Depreciation and amortization” in the consolidated income statement.

In both cases the consolidated entities recognize any impairment loss on the carrying amount of these assets with a charge to “Impairment losses on goodwill and other intangible assets” in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the reversal of impairment losses recognized in prior years are similar to those used for tangible assets (see note 2-k).

Internally developed computer software is recognized as an intangible asset if, among other requisites (basically the Bank’s ability to use or sell it), can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recognized as an expense in the year.

n) Other assets

It includes the balance of all prepayments and accrued income (excluding accrued interest), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favor, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

o) Other liabilities

“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

p) Provisions and contingent assets and liabilities

The directors of the consolidated entities, in preparing their respective financial statements, made a distinction between:

• Provisions: credit balances covering present obligations (legal or constructive) at the balance sheet date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be probable to occur and a reliable estimate can be made of the amount of the obligation.

• Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Bank. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Bank’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognized. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows:

• Provisions for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to early retirees and similar obligations.

• Provisions for contingent liabilities, commitments and provisions for taxes and other legal contingencies and other provisions: include the amount of the provisions recognized to cover tax and legal contingencies and labor and civil litigation and the other provisions recognized by the consolidated entities.

q) Equity-instrument-based employee remuneration

Equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognized as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, the Bank recognizes in full, at the grant date, the expense for the services received.

When the requirements stipulated in the remuneration agreement include external market conditions (such as equity instruments reaching a certain quoted price), the amount ultimately to be recognized in equity will depend on the other conditions being met by the employees (normally length of service requirements), irrespective of whether the market conditions are satisfied. If the conditions of the agreement are met but the external market conditions are not satisfied, the amounts previously recognized in equity are not reversed, even if the employees do not exercise their right to receive the equity instruments.

r) Recognition of income and expenses

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i. Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities' right to receive them arises.

However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than two months past due. This interest is recognized as income, when collected, as a reversal of the related impairment losses.

ii. Commissions, fees and similar items

Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

•	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid;

•	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services; and

•	Those relating to services provided in a single act are recognized when the single act has been performed.

iii. Non-finance income and expenses

These are recognized for accounting purposes on an accrual basis.

iv. Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v. Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in income over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

s) Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, etc.

The Bank initially recognizes the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over the term thereof, and simultaneously the Bank recognizes, on the asset side of the consolidated balance sheet, the amount of the fees, commissions and interest received at the start of the transactions and the amounts receivable at the present value of the fees, commissions and interest receivable.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost.

The provisions made for these transactions are recognized under “Provisions - Provisions for contingent liabilities and commitments” in the consolidated balance sheet (note 21).

If a specific provision is required for financial guarantees, the related unearned commissions recognized under “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheet are reclassified to the appropriate provision.

t) Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 41-b contains information on the third-party assets managed by the Bank.

The investment funds and pension funds managed by the consolidated entities are not presented on the face of the Bank’s consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized under “Fee and commission income” in the consolidated income statement.

u) Post-employment benefits

The bank has undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, the benefits and indemnity payments payable, the contributions to employee welfare systems for early retirees and the post-employment welfare benefits.

The Bank's post-employment obligations to its employees are deemed to be "defined contribution plans" when the Bank makes pre-determined contributions (recognized in “Personnel expenses” in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as “defined benefit plans” (note 21).

Defined contribution plans

The contributions made in this connection in each year are recognized under “Personnel expenses” in the consolidated income statement. The amounts not yet contributed at each year-end are recognized, at their present value, under “Provisions - Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet.

Defined benefit plans

The Bank recognizes under “Provisions - Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet (or under “Other assets” on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets and of the net unrecognized cumulative actuarial gains and/or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time, as explained below.

“Plan assets” are defined as those that will be directly used to settle obligations and that meet the following conditions:

• They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Bank.

• They can only be used to pay or finance post-employment benefits and cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all obligations of the plan and of the entity relating to current or former employee benefits, or to reimburse employee benefits already paid by the Bank.

“Actuarial gains and losses” are defined as those arising from differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions. The Bank uses, on a plan-by-plan basis, the corridor method and recognizes in the consolidated income statement the amount resulting from dividing by five the net amount of the cumulative actuarial gains and/or losses not recognized at the beginning of each year which exceeds 10% of the present value of the obligations or 10% of the fair value of the plan assets at the beginning of the year, whichever amount is higher.

The “past service cost”, which arises from changes to current post-employment benefits or from the introduction of new benefits, is recognized on a straight-line basis in the consolidated income statement over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recognized in the consolidated income statement as follows:

• Current service cost, defined as the increase in the present value of the obligations resulting from employee service in the current period, under “Personnel expenses”.

• Interest cost, defined as the increase during the year in the present value of the obligations as a result of the passage of time, under “Interest expense and similar charges”. When obligations are presented on the liability side of the consolidated balance sheet, net of the plan assets, the cost of the liabilities recognized in the income statement relates exclusively to the obligations recognized as liabilities.

• The expected return on plan assets and the gains or losses on the value of the plan assets under “Interest and similar income".

• The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost, under “Provisions (net)” in the consolidated income statement.

v) Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (note 21).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

w) Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

x) Income taxes

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% (9% in 2007 and the period from January 1st to April 30, 2008) for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation.

In accordance with the current regulation, the expected realization of the Bank’s tax credits, as shown in note 23, is based on the projection of future income and a technical study.

The expense for corporation income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

“Tax assets” includes the amount of all tax assets, which are broken down into “current” amounts of tax to be recovered within the next twelve months and “deferred” amounts of tax to be recovered in future years, including those arising from unused tax losses or tax credits.

“Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months and “deferred” the amount of income tax payable in future years.

Deferred tax liabilities are recognized in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Bank is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Income and expenses recognized directly in equity are accounted for as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

PIS and COFINS taxes have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

y) Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the meanings specified:

•	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

In preparing the consolidated cash flow statement, short-term highly liquid investments that are subject to an insignificant risk of changes in value were classified as “Cash and cash equivalents”. Accordingly, the Bank classifies as cash and cash equivalents the balances recognized under “Cash and balances with the Brazilian Central Bank” in the consolidated balance sheet.

z) Liabilities for insurance contracts

The liabilities for insurance contracts are comprised substantially by mathematical reserves for current and future benefits (PMBaC and PMBC). Insurance contracts are contracts under which the Bank accepts a significant risk – other than a financial risk – from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which the policyholder will be adversely affected.

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. Contracts that have been classified as insurance are not reclassified subsequently. The liability is derecognized when the contract expires or is cancelled.

Mathematical reserves for current and future benefits are recognized based on contributions made under the capitalization financial system. The mathematical reserves for current benefits represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts. Investment assumptions are either determined by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management, considering the available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities, is the annual long-term growth rate of the underlying assets.

At each balance sheet date an assessment is made of whether the provisions for Mathematical reserves are adequate.

3. Change in the scope of consolidation

a) Contribution of Banco Real

On July 24, 2008, Banco Santander Spain took indirect share control of the companies of the ABN AMRO Real Conglomerate in Brazil, after meeting all conditions for this transfer of control, especially the approval of De Nederlandsche Bank (the Central Bank of the Netherlands) and the Bacen.

The Extraordinary Stockholders' Meeting held on August 29, 2008 of Banco Santander, Banco Real and AAB Dois Par approved the corporate restructuring as defined in the Agreement and Plan of Merger of Shares of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. into Banco Santander S.A. (Merger Agreement).

The above-mentioned merger agreement established the justifications and conditions for the corporate restructuring consisting of the merger of all shares of Banco Real and AAB Dois Par into Banco Santander (Merger of Shares). As a result of the merger of shares: (a) Banco Real and AAB Dois Par were converted into wholly-owned subsidiaries Banco Santander; (b) Banco Santander’s capital was increased based on the economic value of the shares of Banco Real and AAB Dois Par from R$9,131,448 thousand to R$47,152,201 thousand and (c) shares were issued by Banco Santander and delivered to the respective stockholders of Banco Real and AAB Dois Par.

The objectives of the operation were: (a) assure the transfer of the businesses acquired by Banco Santander Spain to its subsidiary already established and in operation in Brazil - Banco Santander; (b) assure the preservation of the corporate entity of Banco Santander, Banco Real and AAB Dois Par; (c) concentrate the minority interest in these institutions only in Banco Santander.

The operation allows to rationalize and simplify the equity structure of the companies of the Santander in Brazil will enable the stockholders of Banco Real and AAB Dois Par to become stockholders of a publicly traded company and have access to the current dividend policy of Banco Santander.

This new structure also allows a reduction of administrative costs, especially those related to legal and regulatory requirements.

As this is an operation involving the merger of shares, the legal personality of Banco Real and AAB Dois Par were preserved and any variations subsequent to the date of their balance sheets were properly accounted for in their respective accounting books.

The merger of shares of Real to the Bank was approved by the Brazilian Central Bank (Bacen) in January, 2009.

The following purchase price allocation, accounted for in accordance with IFRS 3, “Business Combinations,” reflects the purchase accounting adjustments determined on the date that Santander Spain acquired control of Banco Real since on that date Banco Real came under common control with the Bank. This allocation is explained below:

Thousands of reais	Book value	Fair value (1)	Adjustment

Net assets acquired
Assets	132,301,795	130,930,255	(1,371,540)
Of which:
Cash and balances with central banks	12,147,982	12,147,982	-
Debt instruments	21,758,968	21,728,385	(30,583)
Loans and advances to customers	69,669,710	68,039,392	(1,630,318)
Tangible assets	1,072,896	1,344,375	271,479

Liabilities	(119,436,124)	(120,826,655)	(1,390,531)
Of which:
Deposits from credit institutions	(20,946,768)	(20,932,165)	14,603
Customer deposits	(75,372,552)	(75,419,151)	(46,599)
Subordinated liabilities	(3,440,670)	(3,491,143)	(50,473)
Other financial liabilities	(5,974,858)	(5,852,833)	122,025
Provisions (4)	(3,536,049)	(4,968,623)	(1,432,574)

Net assets acquired	12,865,671	10,103,600	(2,762,071)
Intangible assets (2)		1,229,716
Fair value of the assets		11,333,316

Total consideration (3)		38,946,426
Satisfied by:
Shares		38,920,753
Cash		25,673
Goodwill		27,613,110

(1) The fair values of the assets and liabilities acquired were determined based on appraisals on October 2008, 29 (date of acquisition) and adjusted on June 30, 2009 as permitted by IFRS. This assets and liabilities were measured based on appraisals of tangible assets, consideration of advice provided by legal counsel for contingent liabilities in Provisions, and discounted cash flow analysis for all other assets and liabilities, taking into consideration the expected future economic benefits of the intangible assets.
(2) Amount relates to customer list with an estimated useful life of 10 years.
(3) Total consideration is based on amounts paid by the Santander Group for the acquisition of Banco Real.
(4) Includes R$124,684 thousand adjustment booked in the six months ended June 30, 2009 respective to a revision in the fair value of provisions, as permitted under IFRS 3.

The incorporation of Banco Real and AAB Dois Par into the Bank resulted in an increase in the Bank’s market share and distribution capacity and diversified the Bank’s portfolio, resulting in a stronger capital and liquidity position.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

If the acquisition had been completed on January 1, 2008, the Bank´s net interest income for the year ended December 31, 2008 would have been R$ 19,292 million (unaudited) and profit would have been R$ 3,219 million (unaudited).

b) Merger of Shares of Santander Seguros S.A. (Santander Seguros), Banco Comercial e de Investimento Sudameris S.A. (BCIS) and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset)

The Extraordinary Stockholders' Meeting held on August 14, 2009, of Banco Santander, Santander Seguros, BCIS and Santander Brasil Asset approved the corporate restructuring as set out in the Agreement for the "Merger of Santander Seguros S.A., Banco Comercial e de Investimento Sudameris S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. into the equity of Banco Santander (Brasil) S.A." (the merger agreement).

The Merger Agreement establishes the reasons and conditions for the corporate restructuring consisting of the merger of all the shares of Santander Seguros, Banco BCIS and Santander Brasil Asset into the equity of Banco Santander (Share Merger). As a result of the Share Merger, Santander Seguros, Banco BCIS and Santander Brasil Asset (Merged Companies) were transformed into wholly-owned subsidiaries of Banco Santander (Merging Company), under Article 252 of Law 6404/76. The stockholders’ equity of Banco Santander was increased in the amount of R$2,471,413 thousand to the corresponding value of the shares of Santander Seguros, the BCIS and Santander Asset Brazil, through the issuance of 14,410,886 shares (7,710,343 shares and 6,700,543 preferred shares), all registered shares with no par value, delivered to the respective shareholders of the Merged Companies.

The mergers were accounted by the Bank using the historical IFRS balance sheet of the merged companies as of June 30, 2009, since such mergers were accounted as a business combination under common control.

Considering the fact that such transaction is a merger of shares, the legal personality of Santander Seguros, Banco BCIS and Santander Brasil Asset were preserved and any variations subsequent to the date of their balance sheets were properly accounted for in their respective accounting books.

Santander Seguros' shares incorporation caused mutual ownership for Banco Santander and Santander Seguros. This united ownership will be eliminated within one year after the of the Extraordinary Stockholders´ meeting which have approved the shares incorporation, as established by the current regulation.

The merger of shares was approved by Bacen on September 28, 2009.

Balance sheets as of June 30, 2009 are presented below. The purpose of this information is to provide the position of impacts on equity related to these acquisitions.

Assets	17,680,796
Of which:
Debt instruments	2,522,657
Equity instruments	13,372,434
Loans and advances to customers	172,190
Tangible assets	4,072

Liabilities	17,680,796
Of which:
Customer deposits	918,682
Liabilities for insurance contracts	13,350,163
Provisions	159,758
Shareholders' equity	2,471,413

4. Cash and balances with the Brazilian Central Bank

Thousands of Reais	2009	2008

Cash and cash equivalents	18,730,403	16,750,870
of which
Cash	3,630,669	3,218,899
Money market investments (1)	15,099,734	13,531,971
Central bank compulsory deposits (2)	8,538,609	6,949,630
	27,269,012	23,700,500

(1) Federal funds sold and securities purchased under agreements to resell, which are short-term and present insignificant risk of changes in value.
(2) Central bank compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Brazilian Central Bank based on a percentage of deposits received from third parties.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

5. Loans and advances to credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and advances to credit institutions” in the consolidated balance sheets is as follows:

Thousands of Reais	2009	2008

Classification:
Financial assets held for trading	67,170	-
Other financial assets at fair value through profit or loss	1,907,265	4,046,898
Loans and receivables	24,228,143	29,691,635
	26,202,578	33,738,533

Type:
Time deposits	9,945,047	10,702,723
Reverse repurchase agreements	6,160,397	4,582,903
Escrow deposits	6,192,292	6,200,677
Foreign currency investments	3,493,254	10,689,007
Other accounts	411,588	1,563,223
	26,202,578	33,738,533

Currency:
Brazilian Real	20,775,625	22,661,621
US dollar	5,086,320	10,764,513
Euro	293,329	228,710
Pound sterling	14,729	13,252
Other currencies	32,725	70,861
Impairment losses	(150)	(424)
	26,202,578	33,738,533

Note 41-d contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

6. Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousands of Reais	2009	2008

Classification:
Financial assets held for trading	12,554,035	10,011,999
Other financial assets at fair value through profit or loss	210,973	93,274
Available-for-sale financial assets	44,745,924	29,491,191
	57,510,932	39,596,464

Type:
Brazilian government securities	54,580,584	37,492,944
Other debt securities	2,960,023	2,132,409
Impairment losses	(29,675)	(28,889)
	57,510,932	39,596,464

Currency:
Brazilian Real	56,782,142	38,965,760
US dollar	392,213	258,310
Euro	366,252	401,283
Impairment losses	(29,675)	(28,889)
	57,510,932	39,596,464

At December 31, 2009, debt securities totaling R$2,590,485 thousand (2008 - R$ 3,916,554 thousand) had been assigned to repurchase agreements, R$17,994,443 thousand (2008 - R$17,970,817 thousand) to compulsory deposits in Central Bank, R$2,298,561 thousand (2008 - R$ 7,953,041 thousand) to guarantee BM&FBovespa derivative transactions and R$1,044,703 thousand (2008 - R$ 1,370,738 thousand) to escrow deposits and other guarantee.

Note 41-d contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

7. Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousands of Reais	2009	2008

Classification:
Financial assets held for trading	2,544,441	678,993
Other financial assets at fair value through profit or loss	13,787,109	-
Available-for-sale financial assets	1,660,196	1,244,490
	17,991,746	1,923,483

Type:
Shares of Brazilian companies	1,470,918	1,015,603
Shares of foreign companies	67,876	312,402
Investment fund units and shares(1)	16,452,952	595,478
	17,991,746	1,923,483

(1) In 2009, includes Investment fund units Guarantors of Benefit Plans - PGBL/VGBL, related to the liabilities for insurance contracts, due to the incorporation of Santander Seguros (Nota 3 b.).

b) Changes

The changes in the balance of “Equity instruments – Financial assets held for trading” were as follows:

Thousands of Reais	2009	2008

Balance at beginning of year	678,993	340,267
Changes in the scope of consolidation (note 3	1,722,965	301,377
Net additions /disposals	(9,148)	(97,755)
Valuation adjustments	151,631	135,104
Balance at end of year	2,544,441	678,993

The changes in the balance of “Equity instruments – Other financial assets at fair value through profit or loss” were as follows:

Thousands of Reais	2009	2008

Balance at beginning of year	-	-
Changes in the scope of consolidation (note 3)	11,257,572	-
Valuation adjustments	2,529,537	-
Balance at end of year	13,787,109	-

The changes in the balance of “Equity instruments – Available-for-sale financial assets” were as follows:

Thousands of Reais	2009	2008
Balance at beginning of year	1,244,490	2,618,697
Net changes in the scope of consolidation (note 3	4,526	79,770
Net additions /disposals	192,600	(284,934)
Of which:
Companhia Energética de São Paulo - CESP	-	(373,670)
Fundos de Investimento em Direitos Creditórios - FIDC	-	(85,246)
Wtorre Empreendimentos Imobiliários S.A.	-	299,091
Visa Inc	(228,138)	-
COLI - Fundo Investimento em Participações Coliseu	288,383	-
Santelisa Vale Bionergia S.A	48,598	-
Santelisa Vale S.A. PN	69,526	-
Valuation adjustments	218,580	(1,169,043)
Balance at end of year	1,660,196	1,244,490

8. Trading derivatives (assets and liabilities) and Short positions

a) Trading derivatives

The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Bank is as follows (note 41-a):

Thousands of Reais	2009		2008
	Debit Balance	Credit Balance	Debit Balance	Credit Balance
Interest rate risk	4,291,939	3,327,827	5,145,948	8,197,517
Foreign currency risk	630,711	1,040,600	4,111,758	2,973,718
Price risk	27,356	33,282	36,449	26,368
Other risks	-	-	853	(335)
	4,950,006	4,401,709	9,295,008	11,197,268

b) Short positions

Short positions for 2009 and 2008 are related to Equity instruments from borrowed securities.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

9. Loans and advances to customers

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to customers” in the consolidated balance sheets is as follows:

Thousands of Reais	2009	2008

Other financial assets at fair value through profit or loss	389,113	1,434,789
Loans and receivables	127,934,811	133,033,471
Of which:
Loans and receivables at amortized cost	138,005,290	141,214,627
Impairment losses	(10,070,479)	(8,181,156)
Loans and advances to customers, net	128,323,924	134,468,260
Loans and advances to customers, gross	138,394,403	142,649,416

Note 41-d contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b) Detail

Following is a detail, by loan type and status, borrower sector and interest rate formula, of the loans and advances to customers, which reflect the Bank’s exposure to credit risk in its core business, gross of impairment losses:

Thousands of Reais	2009	2008

Loan type and status:
Commercial credit	429,588	629,177
Secured loans	31,595,312	29,518,688
Reverse repurchase agreements	72,555	5,111
Other term loans	83,662,056	83,328,780
Finance leases	12,534,102	11,836,050
Others	200,906	9,601,146
Impaired assets	9,899,884	7,730,464
	138,394,403	142,649,416

Loan borrower sector:
Commercial, financial and industria	69,301,774	76,406,755
Real estate-construction	3,828,300	2,469,227
Real estate-mortgage	5,225,957	4,472,602
Installment loans to individuals	47,036,774	46,856,869
Lease financing	13,001,598	12,443,963
	138,394,403	142,649,416

Interest rate formula:
Fixed interest rate	90,663,927	79,074,052
Floating rate	47,730,476	63,575,364
	138,394,403	142,649,416

c) Impairment losses

The changes in the allowances for the impairment losses on the balances of “Loans and receivables - Loans and advances to customers” were as follows:

Thousands of Reais	2009	2008	2007
Balance at beginning of year	8,181,156	2,249,432	2,170,380
Impairment losses charged to income for the year	10,520,390	4,533,301	2,473,689
Of which:
Commercial, financial and industrial	3,071,839	1,451,583	260,532
Real estate-mortgage	27,531	25,939	6,175
Installment loans to individuals	7,197,954	2,951,494	2,179,544
Lease finance	223,066	104,285	27,438
Inclusion of entities in the Bank in the year	-	4,717,191	-
Of which:
Commercial, financial and industrial	-	1,987,596	-
Real estate-mortgage	-	48,301	-
Installment loans to individuals	-	2,609,890	-
Lease finance	-	71,404	-
Write-off of impaired balances against recorded impairment allowance	(8,631,067)	(3,318,768)	(2,394,637)
Of which:
Commercial, financial and industrial	(3,072,849)	(738,611)	(309,529)
Real estate-mortgage	(31,177)	(13,279)	(7,175)
Installment loans to individuals	(5,377,097)	(2,513,112)	(2,027,492)
Lease finance	(149,944)	(53,766)	(50,441)
Balance at end of year	10,070,479	8,181,156	2,249,432

Recoveries of loans previously charged off	537,509	430,656	293,846

Taking into account these amounts and those recognized in “Impairment losses charged to income for the year” in the foregoing table, impairment losses on “Loans and receivables” amounted to R$9,982,881 thousand, R$ 4,102,645 thousand in 2008 and R$2,179,843 thousand in 2007.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Impaired assets

The detail of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to customers” and considered to be impaired due to credit risk is as follows:

Thousands of Reais	2009	2008	2007

Balance at beginning of year	7,730,464	2,092,787	2,009,508
Net additions	10,800,487	5,035,515	2,477,916
Written-off assets	(8,631,067)	(3,318,768)	(2,394,637)
Increase in scope of consolidation	-	3,920,930	-
Balance at end of year	9,899,884	7,730,464	2,092,787

This amount, after deducting the related allowances, represents the Bank’s best estimate of the fair value of the impaired assets.

Following is a detail of the financial assets classified as loans and receivables and considered to be impaired due to credit risk at December 31, 2009 and 2008, classified by age of the oldest past-due amount:

Thousands of Reais	2009	2008

With no Past-Due Balances or Less than 3 Months Past Due	1,725,651	2,214,111
With Balances Past Due by
3 to 6 Months	2,813,568	2,259,350
6 to 12 Months	4,818,827	3,048,197
12 to 18 Months	493,371	182,799
18 to 24 Months	30,770	8,515
More than 24 Months	17,697	17,492
Total	9,899,884	7,730,464

10. Non-current assets held for sale

At December 31, 2009 and December 31, 2008, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets.

11. Investments in associates

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates” (see note 2-b) is as follows:

Thousands of Reais	Participation %		Investments		Results from companies accounted for by the equity method
	2009	2008	2009	2008	2009	2008	2007

Norchem Holding e Negócios S.A.	21.75%	21.75%	24,056	21,186	2,870	1,899	2,950
Norchem Participações e Consultoria S.A.	50.00%	50.00%	28,918	27,621	1,297	3,046	3,916
Companhia de Crédito, Financiamento e	39.64%	39.59%	101,303	82,087	16,720	2,639	-
Investimento RCI Brasil
	39.88%	39.88%	189,088	179,072	13,133	4,548	-
Companhia de Arrendamento Mercantil RCI Brasil
Celta Holding S.A.	26.00%	26.00%	65,612	61,468	4,267	30,676	-
ABN AMRO Brasil Dois Participações S.A. (5)	-	-	-	-	126,442	-	-
Real Seguros Vida e Previdência S.A. (current	-	49.99%	-	86,980	8,766	14,338	-
denomination of Real Tókio Marine Vida e
Previdência S.A.) (4)
Diamond Finance Promotora de Vendas(5)	-	25.50%	-	787	106	564	-
Fonet Brasil S.A. (3)(5)	-	50.99%	-	7,644	(1,324)	(539)	-
Companhia Brasileira de Meios de Pagamento -	-	14.87%	-	104,409	115,796	50,726	-
Visanet (2)(5)
Cibrasec - Companhia Brasileira de Securitização(2)	13.64%	13.64%	10,145	9,933	475	(49)	(785)

Tecban - Tecnologia Bancária S.A. (5)	-	20.68%	-	32,044	531	271	(197)
Companhia Brasileira de Soluções e Serviços -	-	15.32%	-	20,364	6,335	3,892	-
CBSS (5)
Interchange Serviços S.A. (1)	-	-	-	-	-	319	-
Total			419,122	633,595	295,414	112,330	5,884

(1) Changes in the scope of consolidation and subsequently sold during 2008.
(2) Although the participations were less than 20%, the bank presumed significant influence on such participations, which was evidenced due to the bank’s representation on the board of directors of investees, participation in policy-making process, including participation in decisions about dividends and material transactions between the bank and the investees.
(3) Although the Bank possesses a minimum of 50% on each of these companies, they are not consolidated, as the Bank does not have control of such entities, either through veto rights or other shareholders’ agreement items.
(4) The company has become consolidated by the Bank, as part of the merger of Santander Seguros into the Bank, approved on August 14, 2009, as described in note 2.b. and incorporated by Santander Seguros in September 2009.
(5) Investment sold in 2009.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Changes

The changes in the balance of this item were as follows

Thousands of Reais	2009	2008

Balance at beginning of year	633,595	54,565
Changes in the scope of consolidation	338,715	517,143
Disposals and capital reductions(1)	(698,988)	(3,098)
Effect of equity accounting	295,414	112,330
Dividends paid	(153,181)	(46,384)
Other	3,567	(961)
Balance at end of year	419,122	633,595

(1) In 2009, the Bank made a disposal of investment of Companhia Brasileira de Meios de Pagamentos - (VisaNet), Tecban - Tecnologia Bancária S.A. and Companhia Brasileira de Soluções e Serviços - CBSS accounting a net gain of R$3,315 million recorded in Gains/losses on disposal of assets not classified as non-current asset held for sale.

c) Impairment losses

No impairment was accounted with respect to investments in associates in 2009 or 2008.

d) Other disclosures

Following is a summary of the financial information on the associates (obtained from the information available at the reporting date).

Thousands of Reais	2009	2008

Total assets	6,040,977	16,354,230
Total liabilities	5,087,708	14,099,847
Total revenues	605,491	5,883,440
Total profit	101,906	1,613,115

12. Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during fiscal years ended December 31, 2009 and 2008.

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

Thousands of Reais	Cost	Accumulated Depreciation	Impairment Losses	Net Balance

Land and buildings	1,961,109	(184,664)	(90,619)	1,685,826
IT equipment and fixtures	1,129,380	(624,970)	-	504,410
Furniture and vehicles	2,275,198	(662,038)	-	1,613,160
Construction in progress and other items	25,678	-	-	25,678
Balances at December 31, 2008	5,391,365	(1,471,672)	(90,619)	3,829,074

Land and buildings	2,098,622	(220,186)	(86,053)	1,792,383
IT equipment and fixtures	1,233,776	(747,826)	-	485,950
Furniture and vehicles	2,068,058	(644,622)	-	1,423,436
Balances at December 31, 2009	5,400,456	(1,612,634)	(86,053)	3,701,769

Changes

The changes in “Tangible assets” in the consolidated balance sheets were as follows

Thousands of Reais	2009	2008

Cost:
Balances at beginning of the year	5,391,365	2,539,531
Changes in the scope of consolidation (note 3)	5,524	1,344,375
Additions/Disposals (net)	5,781	1,509,306
Exchange differences and other items	(2,214)	(1,847)
Balances at end of the year	5,400,456	5,391,365

Accumulated depreciation:
Balances at beginning of the year	(1,471,672)	(1,336,134)
Changes in the scope of consolidation (note 3)	(1,452)	-
Disposals	257,146	149,204
Charge for the year	(447,138)	(301,731)
Exchange differences and other items	50,482	16,989
Balances at end of the year	(1,612,634)	(1,471,672)

Impairment losses:
Balances at beginning of the year	(90,619)	(92,427)
Impairment charge for the year	4,566	(28,129)
Transfers and other changes	-	29,937
Balances at end of the year	(86,053)	(90,619)

Tangible assets, net:	3,701,769	3,829,074

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The depreciation expenses has been included in the line item “Depreciation and Amortisation” in the income statement.

13. Intangible assets - Goodwill

The goodwill recorded is subject to impairment test at least annually or whenever there are indications of impairment.

For this purpose, management estimates cash flow that is subject to several factors, including: (i) macro-economic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the likelihood of future events and changing some of these factors could have a different result.

Based on the assumptions described above the tests carried out did not identify any impairment to the Company’s goodwill in 2009.

The breakdown of “Goodwill” is as follows:

Thousands of Reais	2009	2008

Banco ABN Amro Real S.A.	27,217,565	27,488,426
Real Seguros Vida e Previdência	1,094,671	-
	28,312,236	27,488,426

The changes of goodwill in December, 31 2009 and 2008 were as follows

Thousands of Reais	2009	2008

Balance at beginning of the year	27,488,426	-
Acquisitions:
Banco ABN Amro Real S.A. (1)	124,684	27,488,426
Real Seguros Vida e Previdência	1,094,671	-
Disposals:
Banco ABN Amro Real S.A. (2)	(395,545)	-
Balance at end of the year	28,312,236	27,488,426

(1) Includes the adjusted amount of R$124,684 thousand in June 30, 2009, related to fair value´s final determination, as allowed by IFRS 3.
(2) It includes the partial write-off of the goodwill on investments on ABN Amro Brasil Dois Participações S.A. and Companhia Brasileira de Meios de Pagamento - Visanet.

14. Intangible assets - Other intangible assets

The breakdown of the balance of “Other intangible assets” is as follows

	Estimated	Thousands of Reais
	Useful Life	2009	2008

With finite useful life:
IT developments	3 years	1,711,000	1,122,446
Customer relationship	(1)	4,288,031	3,701,604
Other assets	up to 5 years	237,517	11,684
Accumulated amortization		(2,123,698)	(1,177,222)
Impairment losses		(807,147)	(151,651)
		3,305,703	3,506,861

(1) Includes accrued payments related to the commercial partnership contracts with the private and public sectors to secure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. Banco Real’s customer relationship is amortized in 10 years and exclusivity contracts for provision of banking services are amortized over the term of the respective agreements.

The changes in “Other intangible assets” were as follows:

Thousands of Reais	2009	2008

Balance at beginning of year	3,506,861	1,799,182
Change in the scope of consolidation (note 3)	8,296	1,610,007
Additions/Disposals (net)	1,466,411	688,357
Amortization	(801,474)	(544,274)
Impairment losses (1)	(859,216)	(52,002)
Exchange differences and other changes (net)	(15,175)	5,591
Balance at end of year	3,305,703	3,506,861

(1) In 2009, includes a provision for impairment losses over the purchase of contracts for providing banking services in the amount of R$818,843 thousand. This impairment was recognized due to: (i) change in the Law of the portability of current accounts which allowed customers to choose the bank which they want to receive their salaries; (ii) reduction on the market value of contracts for provision of banking services; and (iii) the contracts termination experience.

The amortization expenses has been included in the line item “Depreciation and Amortization” in the income statement.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

15. Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousands of Reais	2009	2008

Transactions in transit	684,409	3,873
Prepayments and accrued income	1,059,738	1,186,188
Other receivables	127,290	1,680,543
	1,871,437	2,870,604

16. Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousands of Reais	2009	2008

Classification:
Other financial liabilities at fair value through profit or loss	1,795	307,376
Financial liabilities at amortized cost	21,195,959	26,510,219
Of which:
Deposits from the Brazilian Central Bank	240,113	184,583
Deposits from credit institutions	20,955,846	26,325,636
	21,197,754	26,817,595

Type:
Demand deposits	195,081	65,585
Time deposits	20,838,179	26,720,554
Repurchase agreements	164,494	31,456
	21,197,754	26,817,595

Currency:
Reais	10,706,908	9,711,892
Euro	236,572	979,026
US dollar	10,004,349	12,957,208
Other currencies	249,925	3,169,469
	21,197,754	26,817,595

Note 41-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

17. Customer deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousands of Reais	2009	2008

Classification:
Financial liabilities at amortized cost	149,440,156	155,494,839
	149,440,156	155,494,839

Type:
Demand deposits
Current accounts	15,139,942	15,297,660
Savings accounts	25,216,924	20,642,679
Time deposits	74,633,544	88,880,022
Repurchase agreements	34,449,746	30,674,478
	149,440,156	155,494,839

Note 41-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

18. Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousands of Reais	2009	2008

Classification:
Financial liabilities at amortized cost	11,439,010	12,085,655
	11,439,010	12,085,655

Type:
Bonds outstanding	5,805,455	5,342,334
Notes and other securities	5,633,555	6,743,321
Total	11,439,010	12,085,655
Of which:
Securitization notes (MT100) (1)	1,371,588	1,816,289
Agribusiness credit notes - LCA	1,231,260	2,016,367
Real estate credit notes - LCI	5,985,385	4,496,764

(1) It includes the series 2004-1 in the amount of US$190 million (2008- US$277 million), with charges equivalent to 5.5% p.a., payable semiannually until September 2011, the series 2008-1 in the amount of US$190 million, with charges equivalent to 6.2% p.a., payable semiannually, with the principal payable in 10 installments between September 2010 to September 2015 and the series 2008-2 in the amount of US$300 million, with charges equivalent to Libor (6 months) + 0.80 p.a., payable semiannually, with the principal payable in 10 installments between March 2010 to September 2014 related to Payable for sale of right to receipt of future flow of payment orders receivable from foreign correspondent banks, the series 2009-1 in the amount of US$50 million, with charges equivalent to 2.8% p.a., payable semiannually, with the principal payable in 6 installments between March 2012 to September 2014 and the series 2009-2 in the amount of US$50 million, with charges equivalent to 6.2% p.a., payable semiannually, with the principal payable between March 2013 to September 2019.

At December 31, 2009 and 2008, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

Note 41-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in each year.

The breakdown, by currency, of the balance of this account is as follows:

	Thousands of Reais		Average Interest Rate (%)
Currency	2009	2008	2009	2008

Reais	9,718,114	9,630,331	9.0%	10.19%
US dollar	1,671,530	2,455,324	3.3%	4.23%
Euro	49,366	-	0.4%	-
Balance at end of year	11,439,010	12,085,655	7.9%	8.98%

The changes in “Marketable debt securities” were as follows:

Thousands of Reais	2009	2008

Balance at beginning of year	12,085,655	2,805,417
Change in the scope of consolidation (note 3)	-	4,077,492
Issues	14,746,518	12,148,373
Redemption	(16,080,145)	(8,378,657)
Interest	1,047,750	548,834
Foreign exchange	(564,515)	356,261
Other	203,747	527,935
Balance at end of year	11,439,010	12,085,655

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

19. Subordinated liabilities

The detail of the balance of “Subordinated liabilities” is as follows:

Thousands of Reais					2009	2008
	Issuance	Maturity	Amount (millions)	Interest rate	Total	Total
Subordinated Certificates (1)	Jun-06	Jul-16	R$1.500	105.0% CDI	2,263,856	2,050,292
Subordinated Certificates (1)	Mar-09	Mar-19	R$1.507	13.8%	1,667,219	-
Subordinated Certificates (1)	Oct-06	Sep-16	R$850	104.5% CDI	1,226,492	1,111,313
Subordinated Certificates (1)	Jul-07	Jul-14	R$885	104.5% CDI	1,155,269	1,046,778
Perpetual Bonds (2)	Sep-05	N/A	US$500	8.7%	870,259	1,163,487
Subordinated Certificates (1)	Apr-08	Apr-13	R$600	100.0% CDI + 1.3%	733,444	659,220
Subordinated Certificates (1)	Apr-08	Apr-13	R$555	100.0% CDI + 1.0%	679,443	612,183
Subordinated Certificates (1)	Jul-06 to Oct-06	Jul-16	R$447	104.5% CDI	665,790	603,266
Subordinated Certificates (1)	Jan-07	Jan-13	R$300	104.0% CDI	418,055	378,974
Subordinated Certificates (1)	Aug-07	Aug-13	R$300	100.0% CDI + 0.4%	390,192	353,546
Subordinated Certificates (1)	Jan-07	Jan-14	R$250	104.5% CDI	348,846	316,086
Subordinated Certificates (1) (3)	May-08 to Jun-08	May-13 to May-18	R$283	CDI	338,366	305,087
Subordinated Certificates (1) (4)	May-08 to Jun-08	May-13 a Jun-18	R$268	IPCA	325,676	288,447
Subordinated Certificates (1)	Nov-08	Nov-14	R$100	120.5% CDI	114,490	102,184
Subordinated Certificates (1)	Feb-08	Feb-13	R$85	IPCA +7.9%	107,048	95,175
"Floating Rate Notes"	Nov-99	Nov-09	US$170	Libor + 4.5%	-	94,704
"Floating Rate Notes"	Nov-99	Nov-09	US$30	Libor + 4.5%	-	16,687
Total					11,304,445	9,197,429

(1) Subordinated certificates of deposit issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.
(2) Perpetual bonds issued by the Grand Cayman branch with quarterly interest payments. These bonds do not have a maturity date or mandatory redemption, although they may, at the discretion of Banco Santander S.A. and with prior authorization by the Central Bank of Brazil, be redeemed in full at December 2010 or on any subsequent interest payment date.
(3) Indexed to 109% and 112% of the CDI or CDI plus interest of 1.16% p.a. to 1.53% p.a.
(4) Indexed to the IPCA (extended consumer price index) plus interest of 8.28% p.a. to 8.65% p.a.

The detail by currency, of the balance of “Subordinated liabilities” is as follows:

	Thousands of Reais		Average Interest Rate (%)
Currency:	2009	2008	2009	2008

Reais	10,434,186	7,922,551	9.68%	14.90%
US Dollar	870,259	1,274,878	8.70%	8.64%
Balance at end of year	11,304,445	9,197,429	9.60%	13.77%

The changes in “Subordinated liabilities” were as follows:

	2009	2008
Balances at beginning of year	9,197,429	4,210,224
Change in the scope of consolidation (note 3)	-	3,491,143
Issues	1,507,000	650,000
Subordinated Certificates (maturity within May 2013 to May 2018 and index to CDI)	-	282,500
Subordinated Certificates (maturity within May 2013 to May 2018 and index to IPCA)	-	267,500
Subordinated Certificates (maturity in November 2014 and index to CDI)	-	100,000
Subordinated Certificates (maturity in May 2019 and 13.5% fixed interest rate)	1,507,000	-
Redemption
Quarterly interest payments	(159,905)	(126,802)
Interest	1,076,557	690,014
Foreign exchange	(316,636)	282,850
Balances at end of year	11,304,445	9,197,429

Note 41-d contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

20. Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousands of Reais	2009	2008

Credit card obligations	5,293,202	4,898,336
Unsettled financial transactions	2,060,835	3,107,531
Dividends payable	1,623,885	1,449,922
Tax collection accounts - Tax payables	482,544	838,893
Other financial liabilities	727,698	390,490
	10,188,164	10,685,172

Note 41-d contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

21. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais	2009	2008

Provisions for pensions and similar obligations	1,096,799	1,078,916
Provisions for commitments and other provisions (1)	8,383,463	7,836,329
Provisions	9,480,262	8,915,245
(1) Includes mainly provisions for taxes and others legal, civil and labor contingencies.

b) Changes

The changes in “Provisions” were as follows:

Thousands of Reais	2009			2008
		Provisions for			Provisions for
		commitments			commitments
		and other			and other
	Pensions	provisions (1)	Total	Pensions	provisions (1)	Total
Balances at beginning of year	1,078,916	7,836,329	8,915,245	777,639	4,038,682	4,816,321
Net change in the scope of consolidation (note 3)	-	96,459	96,459	273,423	4,570,516	4,843,939
Additions charged to income:
Interest expense and similar charges (note 30)	100,567	-	100,567	91,437	-	91,437
Personnel Expenses (note 37)	36,534	-	36,534	45,060	-	45,060
Additions to provisions	43,464	3,437,229	3,480,693	18,359	1,211,958	1,230,317
Payments to pensioners and early retirees with a charge to	(35,752)	-	(35,752)	(33,054)	-	(33,054)
internal provisions
Payments to external funds	(130,095)	-	(130,095)	(93,948)	-	(93,948)
Amount used	-	(2,726,181)	(2,726,181)	-	(2,142,761)	(2,142,761)
Transfers, exchange differences and other	3,165	(260,373)	(257,208)	-	157,934	157,934
Balances at end of year	1,096,799	8,383,463	9,480,262	1,078,916	7,836,329	8,915,245
(1) Includes, primarily, legal obligations, tax and social security, labor and civil contingencies.

c) Provisions for pensions and similar obligations

i. Supplemental Pension Plan

The Bank and its subsidiaries sponsor private pension entities and plans for the purpose of providing retirement and pension benefits that supplement those provided by government, as defined in the basic regulations of each plan.

●  Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

- Plan I: Defined benefit plan fully defrayed by the Bank, covers employees hired on or after May 22, 1975, and those hired by May 22, 1975 who are also entitled to death benefits.

- Plan II: Defined benefit plan effective July 27, 1994, when the new text of the Statutes and Basic Regulations of Plan II came into effect, Plan I participants who opted for the new plan began contributing 44.94% of the funding rate established by the actuary for each period.

- Plan V: Defined benefit plan fully defrayed by the Bank, covers employees hired on or after May 22, 1975.

- Supplemental Pension Plan: Defined benefit plan created in view of the privatization of Banespa and is managed by Banesprev. This Plan, effective January 1, 2000, is provided only to employees hired until May 22, 1975.

- Plan III: Defined contribution covering employees hired on or after May 22, 1975, previously enrolled in Plans I and II. In this plan, contributions are made by both the sponsor and participants.

- Plan IV: Defined contribution covering employees hired on or after November 27, 2000, in which the sponsor contributes only to risk benefits and administrative costs.

● Sanprev - Santander Associação de Previdência (Sanprev)

- Plan I: Defined benefit plan established on September 27, 1979 as a defined benefit plan for employees of plan sponsors, and has been in the process of discontinuance since July 1, 1996.

- Plan II: provides a risk coverage, temporary supplemental pension, disability retirement, lump-sum death benefit, supplemental sick pay and birth grant, for employees of plan sponsors and is funded exclusively by the sponsors through monthly contributions corresponding to 1.16% of the total payroll, structured as a defined benefit plan. Monthly contributions are apportioned as follows: 0.28% for risk benefits and 0.88% for the administrative program.

- Plan III: provides period-certain annuity and monthly life annuity for employees of contributing sponsors and is structured as a defined contribution plan, whereby contributions are freely made by participants starting at 2% of the contribution salary.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Holandaprevi:

Defined contribution plan. In June 2009, the Holandaprevi Pension Plan was redesigned to offer to the employees of the Santander the contribution to which is shared by the employee and the company. Holandaprevi is a private pension entity engaged in providing social security benefit plans which are supplementary to the government social security plan, in accordance with prevailing legislation.

• Previban:

Defined benefit plan, managed by Previban - Previdência Privada Paraiban, sponsored by Banco Santander, whose participants are the former employees of Banco da Paraíba S.A. - Paraiban. This plan is closed to new entrants and is in process of withdrawal of sponsoring.

• Bandeprev:

Defined benefit plan, sponsored by Banco Santander and managed by Bandeprev - Bandepe Previdência social. The plans are divided into basic plan and special plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants. As a result of the spin-off of Banco de Pernambuco S.A. – Bandepe’s operations and subsequent merger into Banco Real, the employees of Bandepe were transferred to Banco Real on May 1, 2006.

• Fasass:

In June, 2009, after the approval of the Supplementary Pension Plan Secretariat (SPC), the individual reserves of defined benefit and variable contribution private pension plans, under the responsibility of Fundação América do Sul de Assistência e Seguridade Social (FASASS), were transferred to the private pension plan company which is not a member of the Santander. The purpose of this operation is to offer to the assisted members and beneficiaries the option of receiving a benefit equivalent to that of the PGBL (pension plan similar to a life insurance), in view of the cancellation of the sponsorship by the Bank, approved by SPC on February 27, 2009. For the members who joined the new plans (PGBLs), Banco Santander transferred R$26,963, with financial settlement in July 2009, to form the Mathematical Reserve for Benefits Granted.

• Other:

Banco Santander S.A. is the sponsor of pension plans for associated employees, structured as defined benefit plans.

ii. Actuarial Techniques

The amount of the defined benefit obligations was determined by independent actuaries using the following actuarial techniques:

• Valuation method:

Projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

• Nominal discount rate for actuarial obligation:

- Banesprev - Plan V and Other Plans - 11.1% (2008 - 11.07%).
- Banesprev - Supplementary Pension Plan - 11.1% (2008 - 14.9%).
- Sanprev - 11.1% (2008 - 12.5%)
- Bandeprev, Holandaprevi e Previban - 11.1% (2008 - 10.3%).

• Expected rate of return on plan assets:

- Banesprev - Plan I - 12.1% (2008 - 12.9%).
- Banesprev - Plan II - 12.5% (2008 - 12.9%).
- Banesprev - Plan III - 12.5% (2008 - 12.9%).
- Banesprev - Plan IV - 10.6% (2008 - 12.5%).
- Banesprev - Supplementary Pension Plan - 11.1% (2008 - 14.9%).
- Banesprev - Plan V - 10.8% (2008 - 16.5%).
- Sanprev - 10.6% (2008 - 10.6%)
- Bandeprev - 10.0% (2008 - 12.1%), Holandaprevi 9.7% and Previban - 11.7% (Previban and Holandaprevi for 2008 - 11.8%).

• Estimated long-term inflation rate:

- Sanprev - All Plans - 4.2% (2008 - 4.0%).
- Banesprev, Bandeprev and Holandaprevi - 4.2% (2008 - 4.0%).
- Previban - 4.0% (2008, 4.0%).

• Estimate salary increase rate:

- Banesprev - Plans I to V and Other Plans - 4.7% (2008, 4.0%).
- Bandeprev and Holandraprevi - 4.7% (2008, 1.0%).
- Previban - Null growth, as they do not have active participants.
- Sanprev - 4.7% (2008, 4.2%).

• Estimated benefit increase rate:

- Banesprev - 4.2% (2008, 4.0%).
- Previban - 4.0% (2008 - 0%)
- Holandaprevi - 4.2% (2008, 4.0%).
- Bandeprev - 4.2% (2008, 4.0%).
- Sanprev - 4.2% (2008, 4.0%).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• General mortality biometric table:

- Banesprev, Sanprev, Holandaprevi, Bandeprev and others plans - AT-2000.
- Previban - UP-94 segregated by sex.

• Disability biometric table and disability mortality table:

- Banesprev, Sanprev,
- Bandeprev - Mercer Disability Entrance Table.

• Expected Turnover table:

- Banesprev - Plan V (0.1/length os service + 1) until 50 years of age. (There was no change since 2008 for this criteria).
- Banesprev - Plan II - 2.0% (2008, 2.0%).
- Banesprev - Supplementary Pension Plan and Other Plans - 0%.
- Sanprev - 0%.
- Holandaprevi segregated by age according to the rates below, by minimum wage (MW): up to 10 MW - 10% (under 30 years old) or 9% (between 30 and 35 years old); from 10 MW to 20 MW - 9% (under 30 years old) or 8% (between 30 and 35 years old); and above 20 MW - 8% (under 30 years old) or 7% (between 30 and 35 years old). (There was no change in this criteria since 2008).
- Bandeprev. segregated by age and wage, as follow: upt to 10 MW = 0.45/(length of service+ 1); from 10 MW to 20 MW = 0.30/(length of service + 1); and above 20 MW = 0.15/(length of service + 1). (There were no changes for this criteria since 2008).
- Previban null turnover table, due to absense of active participants. (There was no change in this criteria since 2008).

• Probability of retirement: 100% upon first eligibility.

iii. Health and Dental Care Plan

• Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A

The Bank contributes to Cabesp, an entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

• Holandaprevi’s retirees

Holandaprevi’s retirees’ health care plan is a lifetime benefit and receives a subsidy of 30% of the basic plan cost from the sponsor, payable only to beneficiaries entitled to the benefits through December 31, 2002. Costing is made directly by the sponsor.

• Former employees of Banco Real S.A. (retiree by Circulares)

The health care plan of the former employees of Banco Real is a lifetime benefit and receives a subsidy of 90% of the basic plan cost from the sponsor.

• Bandeprev’s retirees

The health care plan of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which the Bank is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco de Pernambuco S.A. - Bandepe was privatized and 30% of the benefits of employees retired after privatization.

• Officer with lifetime benefits

Lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. who held an officer position at Banco Sudameris Brasil S.A. for a period of ten years or more (closed group). With the merger of Banco Sudameris Brasil S.A., Banco Real became responsible for ensuring the benefit.

• Plasas - Supplementary Health Plan

Voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization.

It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

• Life insurance for Banco Real’s retirees

Life insurance policy for former employees of Banco Real. Upon the death of the beneficiary, his/her dependent receives a lump-sum death benefit and, upon the death of the beneficiary’s spouse, the beneficiary receives 50% of such amount. Banco Real subsidizes 45% of the total premium (closed group).

• Free clinic

The health care plan "free clinic" is a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

During 2009, the Bank recognized an expense of R$36,534 thousand (2008 - R$33,166 thousand and 2007 - R$ 3,919 thousand) related to contributions to pension funds (note 37).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The funding status of the defined benefit obligations in 2009 and 2008 is as follows:

Thousands of Reais	Post-Employment Plans		Other Similar Obligations
	2009	2008	2009	2008
Present value of the obligations:
To current employees	1,078,765	954,321	23,053	26,806
Vested obligations to retired employees	12,644,915	11,676,568	3,842,505	2,684,670
To early retirees		-		44
	13,723,680	12,630,889	3,865,558	2,711,520
Less:
Fair value of plan assets	13,324,387	12,390,745	3,683,450	2,897,569
Unrecognized actuarial (gains)/losses	223,152	(180,135)	282,858	(223,100)
Unrecognized assets	(619,308)	(378,950)	(402,457)	(242,636)
Unrecognized past service cost	358	-	-	-
Provisions – Provisions for pensions	795,091	799,229	301,707	279,687

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

Thousands of Reais	Post-Employment Plans		Other Similar Obligations
	2009	2008	2009	2008
Current service cost	22,051	21,284	14,483	23,776
Interest cost	1,362,265	1,362,586	307,459	311,758
Expected return on plan assets	(1,291,696)	(1,278,663)	(277,461)	(304,244)
Extraordinary charges:	-		-
Actuarial (gains)/losses recognized in the year	36,552	16,726	6,857	-
Past service cost	57	-	-	-
Early retirement cost	-	-	-	1,633
Total	129,229	121,933	51,338	32,923

The changes in the present value of the accrued defined benefit obligations were as follows:

Thousands of Reais	Post-Employment Plans		Other Similar Obligations
	2009	2008	2009	2008

Present value of the obligations at beginning of year	12,630,889	10,003,684	2,711,520	2,786,388
Change in the scope of consolidation (note 3)	-	1,372,869	-	291,755
Current service cost	22,051	21,284	14,483	23,776
Interest cost	1,362,265	1,362,586	307,459	311,758
Early retirement cost	-	-	-	1,633
Benefits paid	(1,394,064)	(922,771)	(178,875)	(157,266)
Past service cost	-	-	-	-
Actuarial (gains)/losses	1,102,539	931,691	1,010,971	(539,867)
Other	-	(138,454)	-	(6,657)
Present value of the obligations at end of year	13,723,680	12,630,889	3,865,558	2,711,520

The net inclusion of entities in the Bank mainly relates to Banco Real.

The changes in the fair value of the plan assets were as follows:

Thousands of Reais	Post-Employment Plans		Other Similar Obligations
	2009	2008	2009	2008
Fair value of plan assets at beginning of year	12,390,745	10,117,296	2,897,569	2,782,114
Change in the scope of consolidation (note 3) *	-	1,574,595	-	93,401
Expected return on plan assets	1,291,696	1,278,663	277,461	304,244
Actuarial gains/(losses)	684,445	230,194	638,240	(169,057)
Contributions	106,837	83,055	42,751	41,487
Of which:	-		-
By the Bank (1)	84,495	67,513	37,635	36,021
By plan participants	22,341	15,542	5,116	5,466
Benefits paid	(1,149,336)	(893,058)	(172,572)	(153,225)
Exchange differences and other items	-	-	-	(1,395)
Fair value of plan assets at end of year	13,324,387	12,390,745	3,683,450	2,897,569

* The net inclusion of entities in the Bank relates mainly to Banco Real in 2008 (Note 3).

In 2010 the Bank expects to make contributions to fund these obligations for amounts similar to those made in 2009.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2009	2008
Equity instruments	2.55%	5.47%
Debt instruments	96.58%	92.85%
Properties	0.12%	0.10%
Other	0.75%	1.58%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The following table shows the estimated benefits payable at December 31, 2009 for the next ten years:

Thousands of Reais

2010	1,264,185
2011	1,309,276
2012	1,364,315
2013	1,420,332
2014	1,476,617
2015 a 2019	8,220,000
15,054,725

d) Provisions for commitments and other provisions

Banco Santander S.A. and its subsidiaries are parties to judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses on the lawsuits.

i. Legal obligations and tax and social security contingencies

In November 2009, the Bank and its controlled entities joined the program of installments and payment of tax debts and social security established by Law 11941/2009. The main processes included in this program were: (i) Deductibility of CSLL, in which the entities were claiming the deduction of CSLL in the calculation of IRPJ. (ii) lawsuit filed by several companies of the consolidated challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10) and (iii) Concurrency IRPJ, in which ABN Leasing intended to reconcile for income tax depreciation expense in the same period of recognition of revenue from leasing consideration.

Considering the rules established in this Law, the accounting effects of tax and social security contingencies included as cash payment, were recorded at the time of entry into the program. As a result, was settled contingent tax liabilities in the amount of R$ 1,344,860 through the payment (R$ 422,857) and the conversion of guarantee deposits (R$ 731,160). It was recorded in the income of the year a net gain of R$ 207,603 before taxes. It was not used tax loss carryforwards or social contribution in the settlement of these tax debts as authorized by the Law.

The Bank and its subsidiaries also accepted to split the tax debts and social security, which may be settled at a later date after the formal consolidation of debts, to be held by the Federal Revenue Service, under the rules of the program. Thus, no accounting effect was recognized in the case of this kind of a split as it was not possible to identify and quantify the processes to be included in the program and its accounting effects.

The main judicial and administrative proceedings involving tax and social security obligations that remain after the application of Law n° 11.941/09 are:

- PIS and Cofins - R$3,734,078 thousand (2008 - R$2,210,489 thousand): lawsuit filed by several companies of the conglomerate against the provisions of article 3, paragraph 1 of Law No. 9718/98, pursuant to which PIS and COFINS must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court, PIS and Cofins were levied only on revenues from services and sale of goods.

- CSLL - equal tax treatment - R$258,985 thousand (2008 - R$ 502,948 thousand) - lawsuit filed by several companies of the consolidated challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%). These proceedings were not subject of the application of Law n° 11.941/09.

- Increase in CSLL tax rate - R$548,550 thousand (2008 – 136,853 thousand) - the Bank and other companies of the conglomerate filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11.727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

- Service Tax (ISS) - Financial Institutions - R$268,845 thousand (2008 - R$279,554 thousand): refers to administrative and judicial proceedings with several municipalities that require the payment of ISS on several revenues from operations that usually do not qualify as service provision.

- Social Security Contribution (INSS) - R$209,045 thousand (2008 - R$163,896 thousand): refers to administrative and judicial proceedings on several companies seeking collection of social security contribution and salary premium for education on amounts that normally are not of a salary nature.

- Allowance for doubtful accounts - R$209,559 thousand (R$205,714 thousand) - collection of IRPJ and CSLL levied on the allowance for doubtful accounts, arising from the deduction, considered undue by tax authorities, in calendar 1995, alleging that the tax criteria in effect at the time were not complied with.

ii. Labor contingencies

These are lawsuits brought by labor unions and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For labor claims considered to be similar and usual, provisions are recognized based on the history of payments made. Labor claims that do not fit into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

iii. Civil contingencies

Lawsuits for indemnity seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, bank accounts, collection and loans. There are also collection lawsuits related to the elimination of inflation effects in savings and escrow deposit accounts deriving from the Economic Plans (Bresser, Verão, Collor I and II) and other matters.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

For civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

On September 1, 2009, the Bank reached an settlement with the non-controlling stockholders of the extinct Banco Noroeste related to the lawsuits filed against the corporate events that occurred in 1998 and 1999 and the lawsuits were terminated. This settlement and the resulting termination of the lawsuits have already been confirmed by courts.

iv. Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$430,357, R$61,141 and R$33,601 (2008 - R$459,291, R$137,861 and R$57,386), with responsibility of the former controlling stockholders of the acquired entities. The lawsuits have guarantees under the agreements signed at the time of the acquisitions in the amount of R$525,099 (2008 - R$654,538) . These lawsuits have no effects on the balance sheet.

v. Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, civil and labor matters assessed by the legal counsels as possible losses, which were not accounted for.

The main lawsuits are:

- CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços Técnicos de Informática S.A. and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals judged the administrative proceedings, annulling the infraction notice of Santander DTVM and confirming the infraction notice of the Bank. It is awaiting a trial filed by the bank, in face of order dismissing the continuity of the appeal. The updated amount of each proceeding is approximately R$515 million.

- IRPJ and CSLL on Reimbursement arising from Contractual Guarantees – in December 2007, the Federal Revenue Service issued an Infraction Notice in the amount of R$320 million against Banco Santander S.A. The notice refers to the collection of IRPJ and CSLL for tax year 2002 on amounts reimbursed by the former controlling stockholder of Banco Santander S.A. for payments made by the Bank that were the responsibility of the controlling stockholder. The Federal Revenue Service understood that the amount deposited in favor of Santander S.A. is not a reimbursement but a taxable income. The Bank has filed an administrative defense and the decision was unfavorable. The updated amount of each proceeding is approximately R$381 million.

- Losses on lending operations - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of losses on lending operations once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$224 million.

- CSLL - Unconstitutionality - Noncompliance with the amnesty established by Law 9.779/1999 - claims that entities that joined the amnesty failed to comply with the requirements of such Law, alleging that such entities were not supported by an injunction for all periods paid (1989 to 1999). The judicial and administrative proceedings are awaiting judgment. The updated amount involved is approximately R$165 million.

- CSLL - equal tax treatment - Amendment 10/96 - Lawsuit regarding the difference in social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. There is a lawsuit awaiting judgment and other appeals pending decisions. The adjusted amount involved is approximately R$162 million.

- CSLL - Final and unappealable decision - This lawsuit claims the right not to recognize the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL, as the Entity was granted a favorable final and unappealable decision that overrules the collection of CSLL under Law 7.689/1988 and Law 7.787/1989. The appeals filed with the Federal Regional Court are awaiting a decision. The amount involved adjusted for inflation is approximately R$148 million.

- Semiannual Bonus or Profit Sharing - labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Bank has filed an appeal. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

- Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. The updated amount involved is approximately R$345 million.

22. Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousands of Reais	2009	2008

Accrued expenses and deferred income	1,751,717	2,026,316
Transactions in transit	349,097	336,265
Other	2,126,954	1,164,381
	4,227,768	3,526,962

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

23. Tax matters

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousands of Reais	2009	2008	2007

Income before taxes, net of profit sharing	8,137,129	2,548,833	2,687,141
Interest on capital (1)	(825,122)	(480,000)	(527,600)
Unrealized profits	(4,707)	(1,335)	-
Income before taxes	7,307,300	2,067,498	2,159,541
Total income and social contribution tax at the rates of 25% and 15%, respectively (*)	(2,922,920)	(826,999)	(734,244)
PIS and COFINS (net of income and social contribution taxes) (2)	(993,057)	(492,554)	(389,984)
Equity in subsidiaries	118,166	44,932	2,001
Goodwill	1,519,094	375,542	303,178
Nondeductible expenses and provisions	32,865	(74,441)	63,150
Exchange variation - foreign branches (3)	(634,492)	681,453	(28,899)
Effect of income and social contribution taxes on prior year's temporary differences	157,493	125,311	26,664
Effects of change in tax rate and result in subsidiaries at the rate of 9%	67,176	(9,221)	-
Other adjustments	26,510	5,770	(26,008)
Income and social contribution taxes	(2,629,165)	(170,207)	(784,142)
Of which:
Current tax	(3,650,660)	(1,173,722)	(749,295)
Deferred taxes	1,021,495	1,003,515	(34,847)
Taxes paid in the year	(1,973,257)	(918,677)	(392,791)

(*) 25% and 9% for 2007.
(1) Amount distributed to shareholders as interest attributable to shareholders’ equity. For accounting purposes, although the interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity since is considered as dividend.
(2) PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.
(3) Relates to the net loss in 2009 and net gain in 2008 arising from the economic hedge of the Bank’s position in Cayman, which is a non-autonomous subsidiary, offset by a loss recorded on “Gain/Losses on Financial Assets and Liabilities (Net)”. See Note 34.

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousands of Reais	2009	2008

Profit Before Taxes	8,137,129	2,548,833
Income tax	2,629,165	170,207
Effective tax rate (1)	32.31%	6.68%

(1) In 2009 and 2008, considering the tax effect of the exchange variation over foreign branches and the economic hedge, accounted in the Gains/losses on financial assets and liabilities (note 34) the effective tax rate would have been 23.2% and 25.0%, respectively.

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousands of Reais	2009	2008

Tax credited to equity:	170,038	463,203
Measurement of available-for-sale fixed-income securities	-	463,203
Measurement of available-for-sale equity securities	20,187	-
Measurement of cash flow hedges	149,851	-
Tax charged to equity:	(568,155)	(165,996)
Measurement of non-current assets held for	(19,397)	-
Measurement of available-for-sale fixed-income securities	(548,758)	-
Measurement of cash flow hedges	-	(165,996)
Total	(398,117)	297,207

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousands of Reais	2009	2008

Tax assets	13,617,159	11,769,157
Of which:
Tax loss carryforwards	1,669,755	1,377,470
Temporary differences (1)	11,947,404	10,391,687

Tax liabilities	3,867,857	3,130,894
Of which:
Excess depreciation of leased assets	2,153,120	1,156,283
Adjustment to fair value of trading securities and derivatives	1,714,737	1,372,552

(1) Temporary differences relate mainly to impairment losses on loans and receivables and contingent liabilities.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last two years were as follows:

			Charge/
			Credit to
			Asset and
	Balances at	(Charge)/	Liability	Acquisitions	Balances at
	December 31,	Credit to	Revaluation	for the	December 31,
Thousands of Reais	2008	Income	Reserve	Year (Net)	2009

Deferred tax assets	11,769,157	1,753,146	107,989	(13,133)	13,617,159
Deferred tax liabilities	3,130,894	731,651	3,960	1,352	3,867,857
Total	8,638,263	1,021,495	104,029	(14,485)	9,749,302

			Charge/
			Credit to
			Asset and
	Balances at	(Charge)/	Liability	Acquisitions	Balances at
	December 31,	Credit to	Revaluation	for the	December 31,
Thousands of Reais	2007	Income	Reserve	Year (Net)	2008

Deferred tax assets	4,073,205	2,224,953	45,185	5,425,814	11,769,157
Deferred tax liabilities	1,452,640	1,221,438	(491,031)	947,847	3,130,894
Total	2,620,565	1,003,515	536,216	4,477,967	8,638,263

24. Minority interests

“Minority interests” include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a) Breakdown

The detail, by company, of the balance of “Equity - Minority interests” is as follows:

Thousands of Reais	2009	2008

Agropecuária Tapirapé S.A.	63	60
Banco ABN AMRO Real S.A.	-	80
Banco Comercial e de Investimento Sudameris S.A.	-	3,977
Real Leasing S.A. Arrendamento Mercantil	910	819
Real CHP S.A.	297	334
Brasil Foreign Diversified Payment Rights Finance Company	67	-
Other companies	1	9
	1,338	5,279

Profit for the year attributed to minority interests	358	231
Of which:
Agropecuária Tapirapé S.A.	3	-
Banco Comercial e de Investimento Sudameris S.A.	-	206
Real Leasing S.A. Arrendamento Mercantil	94	19
Real CHP S.A.	261	-
Other companies	-	6

b) Changes

The changes in the balance of “Minority interests” are summarized as follows:

Thousands of Reais	2009	2008

Balance at beginning of year	5,279	57
Change in the scope of consolidation (note 3)	(4,299)	4,991
Profit for the year attributed to minority interests	358	231
Balance at end of year	1,338	5,279

25. Valuation adjustments

The balances of “Valuation adjustments” include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity stated in the statement of changes in equity and recognized income and expense until they are extinguished or realized, when they are recognized in the consolidated income statement. The amounts arising from subsidiaries and jointly controlled entities are presented, on a line by line basis, in the appropriate items according to their nature.

It should be noted that the statement of recognized income and expense includes the changes to “Valuation adjustments” as follows:

- Revaluation gains/losses: includes the amount of the income, net of the expenses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

- Amounts transferred to income statement: includes the amount of the revaluation gains and losses previously recognized in equity, even in the same year, which are recognized in the income statement.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

- Amounts transferred to the initial carrying amount of hedged items: includes the amount of the revaluation gains and losses previously recognized in equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

- Other reclassifications: includes the amount of the transfers made in the year between the various valuation adjustment items.

The amounts of these items are recognized gross, including the amount of the valuation adjustments relating to minority interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a) Available-for-sale financial assets

This item includes the net amount of unrealized changes in the fair value of assets classified as available -for-sale financial assets.

The changes in the balance at December 31, 2009 with respect to the previous year relate mainly to the increase arising from the gain of unrealized gains that were recognized in equity at 2008 year-end.

b) Cash flow hedges

This item includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see note 41-a).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

26. Shareholders’ equity

a) Capital

According to the bylaws, the Bank's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of the stockholders. The paid-up capital is represented as follows:

	Thousands of shares:
	2009			2008
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	33,546,259	32,004,313	65,550,572	2,734,410	3,993,767	6,728,177
Foreign residents	179,295,473	154,198,072	333,493,545	171,558,006	147,472,100	319,030,106
Total shares	212,841,732	186,202,385	399,044,117	174,292,416	151,465,867	325,758,283
Total in thousands of reais	33,396,165	29,216,290	62,612,455	25,228,125	21,924,076	47,152,201

On October 13, 2009, as a result of the Global Share Offering, the capital of Banco Santander was increased by 525,000.000 Units (totaling 55,125,000 thousand shares, out of which 28,875,000 thousand are common shares and 26,250,000 thousand are preferred shares), each Unit represents 55 common shares and 50 preferred shares, all registered shares, without par value. On October 29, 2009 the number of shares initially offered in the Global Share Offering was increased by 6.85%, i.e., 35,955,648, (3,775,343 thousand shares, of which 1,977,561 thousand are ordinary shares and 1,797,782 thousand are preferred shares). The capital increase totaled R$ 12,988,842 net of issuances costs of R$ 193,616.

The Extraordinary Shareholders' Meeting held on August 14, 2009 approved the capital increase of Banco Santander in the amount of R$2,471,413, with the issuance of 14,410,886 thousand shares (7,710,343 thousand are common shares and 6,700,543 thousand are preferred share), all of them registered and without par value, related to the share merger of Santander Seguros, Santander Brasil Asset and BCIS.

The Extraordinary Stockholders’ Meeting held on August 29, 2008 approved the increase in Banco Santander’s total capital from R$38,920,753, of which R$38,020,753 were allocated to Capital and R$900,000 to Capital Reserves, through the issuance of 189,300,327 thousand shares, (101,282,490 thousand are common shares and 88,017,837 thousand are preferred shared), without par value, related to the merger of shares of Banco Real and AAB Dois Par.

At the meeting held on July 25, 2008, the Board of Directors approved a capital increase of 3,689,477 thousand shares (1,974,003 thousand common shares and 1,715,474 thousand preferred shares), in the amount of R$800,000.

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Before the annual shareholders meeting, the Board of Directors may determine the payment of interim dividends out of earnings based on (i) semiannual balance sheets or earning reserves; or (ii) balance sheets issued on shorter periods, in which case the distribution of dividends shall not exceed the amount of capital reserves. These interim payments are offset against the annual mandatory dividend.

	2009
	Thousands of	Reais per Thousand Shares / Units
	Reais(5)	Common	Preferred	Units
Interest on capital based on interim net income for the period of December 31, 2009 (1)	340,000	0.9974	1.0972	n.a.
Interest on capital based on interim net income for the period of December 31, 2009 (2)	285,000	0.8361	0.9197	n.a.
Intermediate Dividends for the period of December 31, 2009 (3)	327,400	0.7839	0.8623	86.2271
Intercalary Dividends for the period of December 31, 2009 (3)	422,600	1.0118	1.1130	111.2999
Interest on capital based on interim net income for the period of December 31, 2009 (3)(4)	200,000	0.4789	0.5267	52.6738
Total in December 31, 2009	1,575,000

(1) Established by Board of Directors in April 2009. Common shares - R$0.8478 and Preferred shares - R$0.9326, net of taxes.
(2) Established by Board of Directors in June 2009. Common shares - R$0.7107 and Preferred shares - R$0.7817, net of taxes.
(3) Established by Board of Directors in December 2009.
(4) Common shares - R$0.4070 and Preferred shares - R$0.4477, net of taxes, and Units R$44,7728.
(5) The amount related to the intermediate dividends, intercalary dividends and interest on capital are fully input into the mandatory dividends, which will be paid on February 22, 2010, without any additional amount for monetary for monetary correction.

	2008
	Thousands of	Reais per Thousand Shares / Units
	Reais	Common	Preferred	Units
Interest on capital based on interim net income for the period of December 31, 2008 (1)	752,807	2.2084	2.4293	n.a.
Interest on capital based on interim net income for the period of December 31, 2008 (1)	217,193	0.6372	0.7009	n.a.
Dividends from constituted reserves for the period of December 31, 2008 (1)	3,045	0.0089	0.0098	n.a.
Interest on capital based on interim net income for from December, 2008 (1)(2)	480,000	1.4081	1.5489	n.a.
Total in December 31, 2008	1,453,045

(1) Established by Board of Directors in December 2008.
(2) Common shares - R$1.1969 and Preferred shares - R$1.3166, net of taxes.

c) Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with BR GAAP, 5% (five percent) in transferred to the legal reserve, until it reaches 20% (twenty percent) of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

Capital reserve

In accordance with BR GAAP, the capital reserve is comprised for: (1) share premium paid by investors in the subscription of shares which exceeds the par value (not applicable to us), or part of the issue price of the shares without par value which exceed the amount destinated to the composition of the capital, and (2) product from the disposal of beneficiary party (not applicable to us) and subscription bonds. The capital reserve can only be used for: (1) loss absorption which exceed the retained earnings and profit reserves, (2) redemption, repayment or purchase of treasury shares, (3) redemption of beneficiary party (not applicable to the Bank), (4) incorporation of capital, or (5) payment of dividends to preferred shares in certain circumstances.

Reserve for equalization dividend

After the destination of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be destined to constitute a reserve for equalization of dividends, which is limited to 50% of the Capital. This reserve aims to ensure funds for the payment of dividends, including the form of Interest on Capital, or any interim payment to maintain the flow of shareholders remuneration.

d) Treasury shares

On February, 2009 the Bank acquired 25.395 thousands own shares for the amount R$1.948. The Extraordinary shareholders' Meeting held on August, 2009 decided the cancellation of shares of its own issuance held in treasury, without reducing capital, through the absorption of R$ 1,948 of the Capital Reserves account.

27. Operational Ratios

Financial institutions are required to maintain regulatory capital consistent with their activities, higher to the minimum of 11% of required capital. In July 2008 new regulatory capital measurement rules, under the Basel II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

Thousands of Reais	2009	2008

Adjusted Tier I Regulatory Capital	42,357,612	23,033,013
Tier II Regulatory Capital	9,972,644	8,504,338
Adjusted Regulatory Capital (Tier I and II)	52,330,256	31,537,351
Required Regulatory Capital	22,483,494	23,527,735
Adjusted Portion of Credit Risk	20,607,792	22,324,423
Market Risk Portions	844,882	916,186
Operational Risk Portion	1,030,820	287,126
Basel II Ratio (*)	25.6%	14.7%

(*) Calculated according to BACEN requirements, not considering goodwill effect.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On December 31, 2008, Santander exceeded the limit for investment in permanent assets, the effect, arising exclusively from the mentioned corporate restructuring, does not represent any adverse impact on the financial position of Santander and as required by prevailing regulation, a regularization plan was prepared so that said limit is met, which was approved by the regulatory agency (Bacen) . On December 31, 2009, Santander qualifies for this ratio.

28. Guarantees

The Bank provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. The following table summarizes at December 31, 2009 and 2008 all of the guarantees.

As required, the “maximum potential amount of future payments” represents the notional amounts that could be lost if there were a total default by the guaranteed parties, without consideration of possible recoveries from collateral held or pledged, or recoveries under recourse provisions. There is no relationship between these amounts and probable losses on these guarantees. In fact, maximum potential amount of future payments significantly exceeds inherent losses.

Thousands of Reais	2009	2008

Maximum potential amount of future payments

Contingent liabilities:
Guarantees and other sureties
Financial guarantees	17,379,109	20,804,663
Performance guarantees	695,099	745,792
Financial standby letters of credit	2,189,135	3,019,320
Other	243,406	195,239
Other contingent exposures	460,621	640,296
Documentary Credits	460,621	640,296

Total Contingent Liabilities	20,967,370	25,405,310

Commitments:
Loan commitments drawable by third parties	77,789,371	68,777,962
Other commitments	3,437,417	9,614,810
Securities placement commitments	3,437,417	9,614,810

Total Commitments	81,226,788	78,392,772
Total	102,194,158	103,798,082

Financial guarantees are provided to our clients in obligations with third parties. We have the right to seek reimbursement from our clients for any amount we shall have to pay under such guarantee. Additionally, we may hold cash or other highly liquid collateral for these obligations. These agreements are subject to the same credit evaluation performed on the execution of loans.

We expect many of these guarantees to expire without the need to advance any cash. Therefore, in the ordinary course of business, we expect that these transactions will have virtually no impact on our liquidity.

Performance guarantees are issued to guarantee customers obligations such as to make contractually specified investments, to supply specified products, commodities, or maintenance or warranty services to a third party, completion of projects in accordance with contract terms, etc. Financial standby letters of credit include guarantees of payment of loans, credit facilities, promissory notes and trade acceptances. The Bank always requires collateral to grant this kind of financial guarantees. In Documentary Credits, the Bank acts as a payment mediator between trading companies located in different countries (import-export transactions) . Under a documentary credit transaction, the parties involved deal with the documents rather than the commodities to which the documents may relate. Usually the traded commodities are used as collateral to the transaction and the Bank may provide some credit facilities. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. Credit card lines are unconditionally cancelable by the issuer. Commercial commitments are mostly 1 year facilities subject to information requirements to be provided by our customers.

The risk criteria followed to issue all kinds of guarantees, financial standby letters of credit, documentary credits and any risks of signature are in general the same as those used for other products of credit risk, and therefore subject to the same admission and tracking standards. The guarantees granted on behalf of our customers are subject to the same credit quality review process as any other risk product. On a regular basis, at least once a year, the solvency of the mentioned customers is checked as well as the probability of those guarantees to be executed. In case that any doubt on the customer’s solvency may arise we create allowances with charge to net income, by the amount of the inherent losses even if there is no claim to us.

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$65,041 thousands (2008, R$58,520) .

29. Interest and similar income

“Interest and similar income” in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognized gross, without deducting any tax withheld at source.

The breakdown of the main interest and similar income items earned in 2009, 2008 and 2007 is as follows:

Thousands of Reais	2009	2008	2007

Balances with the Brazilian Central Bank	1,666,931	2,270,494	1,893,765
Loans and advances to credit institutions	2,901,054	1,818,645	701,693
Debt instruments	5,201,840	3,327,287	2,165,840
Loans and advances to customers	29,469,976	16,296,436	8,047,359
Other interest	103,155	54,952	388,711
	39,342,956	23,767,814	13,197,368

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

30. Interest expense and similar charges

“Interest expense and similar charges” in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to pension funds.

The breakdown of the main items of interest expense and similar charges accrued in 2009, 2008 and 2007 is as follows:

Thousands of Reais	2009	2008	2007

Deposits from the Brazilian Central Bank	29,340	467	-
Deposits from credit institutions	1,179,130	1,630,639	1,362,276
Customer deposits	13,164,015	9,145,873	4,709,093
Marketable debt securities and subordinated liabilities
Marketable debt securities (note 18)	1,047,750	548,834	276,493
Subordinated liabilities	1,076,557	690,014	451,828
Pensions (note 21)	100,567	91,437	112,619
Other interest	578,506	222,581	89,773
	17,175,865	12,329,845	7,002,082

31. Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2009	2008	2007
Equity instruments classified as:
Financial assets held for trading	6,714	7,627	16,089
Of which:
Petroquimica Uniao S.A.	523	2,654	5,256
Petroleo Brasileiro S.A.	2,349	261	725
Cia Vale do Rio Doce	1,108	1,473	143
Available-for-sale financial assets	23,189	29,345	20,298
Of which:
Bovespa Holding S.A.	4,192	11,760	-
SERASA S.A	8,811	3,721	8,273
BMF Bovespa S.A.	6,522	-	-
	29,903	36,972	36,387

32. Fee and commission income

“Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2009	2008	2007
Collection and payment services:
Bills	378,519	218,979	127,514
Demand accounts	1,570,356	449,385	424,829
Cards	1,056,791	601,782	332,086
Checks and other	800,784	983,773	742,852
Orders	251,790	134,713	82,328
	4,058,241	2,388,632	1,709,609

Marketing of non-banking financial products:
Investment funds	851,766	700,233	620,278
Insurance	794,234	643,810	428,216
Capitalization	136,144	102,185	17,902
	1,782,144	1,446,228	1,066,396

Securities services:
Securities underwriting and placement	252,236	110,653	90,691
Securities trading	148,244	147,307	139,751
Administration and custody	129,241	64,232	22,580
Asset management	1,960	2,968	3,191
	531,681	325,160	256,213

Other:
Foreign exchange	314,720	100,129	70,484
Financial guarantees	219,549	146,625	73,800
Other fees and commissions	241,829	402,240	187,016
	776,098	648,994	331,300
	7,148,164	4,809,014	3,363,518

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

33. Fee and commission expense

“Fee and commission expense” shows the amount of all fees and commissions paid or payable by the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2009	2008	2007

Fees and commissions assigned to third parties	485,182	351,471	129,617
Of which: Credit cards	349,874	243,946	52,643
Other fees and commissions	425,220	203,840	135,929
	910,402	555,311	265,546

34. Gains/losses on financial assets and liabilities

“Gains/losses on financial assets and liabilities” includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a) Breakdown

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousands of Reais	2009	2008	2007

Held for trading (1)	2,032,272	(1,214,846)	254,128
Other financial instruments at fair value through profit or loss (2)	(10,132)	39,956	24,873
Financial instruments not measured at fair value through profit or loss	755,916	320,307	1,236,856
Of which: Available-for-sale financial assets
Debt instruments	122,886	(15,476)	672,863
Equity instruments	559,080	260,855	547,343
Hedging derivatives and other	(61,733)	(431,530)	807
	2,716,323	(1,286,113)	1,516,664

(1) In 2009 and 2008, includes the net loss and net gain, respectively, arising from the economic hedge of the Bank’s position in Cayman, which is a non-autonomous subsidiary. See note 23 for the income tax impact of such hedge.

(2) Includes the net gain arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Bank manages its risk in these instruments on a global basis.

b) Financial assets and liabilities at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

Thousands of Reais	2009	2008

Loans and advances to credit institutions	1,974,435	4,046,898
Loans and advances to customers	389,113	1,434,789
Debt instruments	12,765,008	10,105,273
Other equity instruments	16,331,550	678,993
Derivatives	4,950,006	9,295,008
	36,410,112	25,560,961

The detail of the amount of the liability balances is as follows:

Thousands of Reais	2009	2008
Deposits from credit institutions	1,795	307,376
Trading derivatives	4,401,709	11,197,268
Short positions	33,025	12,332
	4,436,529	11,516,976

35. Exchange differences

“Exchange differences” shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

36. Other operating income and other operating expenses

These items in the consolidated income statement include:

Thousands of Reais	2009	2008	2007

Revenues from insurance contracts (1)	232,976	-	-
Other operating income	189,067	379,102	631,188
Other operating expense	(355,776)	(333,831)	(448,610)
Contributions to fund guarantee of credit	(181,891)	(105,088)	(49,654)
	(115,624)	(59,817)	132,924

(1) In 2009, includes the Income from insurance related to the merger of shares of Santander Seguros as mentioned in Note 3 b.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

37. Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows

Thousands of Reais	2009	2008	2007

Wages and salaries	3,363,877	2,253,313	1,483,211
Social security costs	971,245	569,136	354,220
Defined benefit pension plans (note 21)	36,534	45,060	38,477
Contributions to defined contribution pension fund	49,976	33,166	3,919
Share-based payment costs (1)	19,990	19,647	87,603
Benefits	749,366	423,218	294,158
Other personnel expenses	319,984	204,622	122,679
	5,510,972	3,548,162	2,384,267
(1) In 2007, the amount includes R$ 77,292 thousands related to the distribution of 100 shares to each employee that is a part of Grupo Santander (Spain), as part of the celebration of its 150 years, as approved in the Stockholders’ Meeting in June 2007.

b) Share-based payments

Banco Santander Spain and Santander Brasil, likewise other companies controlled by Santander Spain Group, have remuneration programs tied to the performance of the stock market price of the its shares, based on the achievement of certain targets indicated below:

					Data of
					Commencement
	Number of	Exercise	Concession		of Exercise	Data of Expiry of
	Shares	Price in Euros	Year	Employees	Period	Exercise Period

Plans Outstanding at January 1 2007	6,032,700
Options Granted (Plan I09)	834,332	-	2007	Managers	6/23/2007	7/31/2009
Options Granted (Plan I19)	1,243,355	-	2007	Managers	6/23/2007	7/31/2010
Options Cancelled, net (Plan I06	(113,700)	9.09	-	Managers	1/15/2008	1/15/2009
Plans Outstanding at 31 December 2007	7,996,687
Options Exercised (Plan I06)	(4,657,550)	9.09	-	Managers
Options Granted (Plan I10)	-	-	2008	Managers
Options Granted (Plan I11)	2,311,231	-	2008	Managers
Plans Outstanding at 31 December 2008	5,650,368
Options Cancelled (Plan I06)	(1,261,450)	9.09	2006	Managers	1/15/2008	1/15/2009
Exercised Options (Plan I09)	(681,767)	-	2007	Managers	6/23/2007	7/31/2009
Cancelled Options (Plan I09)	(152,565)	-	2007	Managers	6/23/2007	7/31/2010
Options Granted (Plan I12)	455,008	-	2008	Managers	6/21/2008	7/31/2011
Plans Outstanding at 31 December 2009	4,009,594
Plan I10	1,243,355	-	2007	Managers	6/27/2007	7/31/2010
Plan I11	2,311,231	-	2008	Managers	1/15/2008	7/31/2011
Plan I12	455,008	-	2009	Managers	7/1/2009	7/31/2012

Due to the remuneration programs, daily pro rata expenses were recorded in the amount of R$19,893 (2008 - R$19,646), referring to initial costs in respective granting dates for each cycle above mentioned.

Plan I06

In 2004, Santander Spain created a long-term incentive plan for its executives (I06), linked to the attainment of two goals related to the controlling stockholder’s shares: appreciation of share price and growth of earnings per share. The conditions to receive the income were met and the variable compensation was paid from January 15, 2008 to January 15, 2009, at the price of €9.09 per stock option.

Long-Term Incentive Policy

The meeting of the Board of Directors’ of Santander Spain, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander (except Banesto). This policy provides for compensation tied to the performance of the stock of Santander Spain, as established in the Annual Stockholders’ Meeting.

The plans shaping the aforementioned incentive policy are as follows: (i) Performance Share Plan; and (ii) Selective Delivery Share Plan and (iii) Minimum Investment Program.

(i) Performance share plan

This multiannual incentive plan is payable in shares of Santander Spain. The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Bank executives determined by the board of directors or, when delegated by it, the executive committee.

This plan involves three-year cycles for the delivery of shares to the beneficiaries. Accordingly, the first cycle lasts for two years (Plan I09) and the other cycles last for approximately three years each.

For each cycle a maximum number of shares is established for each beneficiary who remains in the Bank’s employ for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered, are defined by comparing the Bank’s performance with that of a benchmark group of financial institutions and are linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS).

The ultimate number of shares to be delivered will be determined in each of the cycles by the degree of achievement of the targets on the third anniversary of commencement of each cycle (with the exception of the first cycle, for which the second anniversary will be considered), and the shares will be delivered within a maximum period of seven months from the end of the cycle.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

At the end of each cycle, the TSR and the EPS growth will be calculated for Santander and each of the benchmark entities and the results will be ranked from first to last. Each of the two criteria (TSR and EPS growth) will be weighted at 50% in the calculation of the percentage of shares to be delivered, based on the following scale and in accordance with Santander Spain relative position among the group of benchmark financial institutions:

Santander’s Place in the TSR	Percentage of Maximum	Santander’s Place in the EPS	Percentage of Maximum Shares to
Ranking	Shares to Be Delivered	Growth Ranking	Be Delivered
1º a 6º	50%	1º a 6º	50%
7º	43%	7º	43%
8º	36%	8º	36%
9º	29%	9º	29%
10º	22%	10º	22%
11º	15%	11º	15%
12th and below	0%	12th and below	0%

Any benchmark group entity that is acquired by another company, whose shares cease trading or that ceases to exist will be excluded from the benchmark group. In an event of this or any similar nature, the comparison with the benchmark group will be performed in such a way that, for each of the measures considered (TSR and EPS growth) the maximum percentage of shares will be delivered if Santander Spain ranks within the first quartile (including the 25th percentile) of the benchmark group; no shares will be delivered if Santander Spain ranks below the median (50th percentile); 30% of the maximum amount of shares will be delivered if Santander Spain is placed at the median (50th percentile). The linear interpolation method will be used for calculating the corresponding percentage for positions between the median and the first quartile (25th percentile) (neither included).

(ii) Selective delivery share plan

This plan envisages the selective delivery of shares in special circumstances relating to the hiring or retention of employees. All employees and executives, except for the Bank’s executive directors, are eligible for this plan, provided that they have completed a minimum of three to four years of service at the Bank. Each participant will be entitled to receive the shares upon completion of the minimum period of service.

(iii) Fair value

The fair value of each option granted by the Bank is calculated at the grant date. In order to value Plan I06 two valuation reports were performed by two multinational investment banks. These banks used the Black-Scholes equity option pricing model considering the following parameters: the expected life of the options, interest rates, volatility, exercise price, market price and dividends of Santander Spain shares and the shares of comparable banks. The fair value of the options granted was determined by management based on the average value resulting from the two valuations.

With the exception of the share option plans which include terms relating to market conditions, the transfer terms included in the vesting conditions are not taken into account to estimate fair value. The transfer terms that are not based on market conditions are taken into account by adjusting the number of shares or share options included in the measurement of the service cost of the employee so that, ultimately the amount recognized in the consolidated income statement is based on the number of shares or share options transferred. When the transfer terms are related to market conditions, the charge for the services received is recognized regardless of whether the market conditions for the transfer are met, although the non-market transfer terms must be satisfied. The share price volatility is based on the implicit volatility scale for Santander Spain shares at the exercise prices and the duration corresponding to most of the sensitivities.

The fair value of the Performance Share Plans was calculated as follows:

- It was assumed that the beneficiaries will not leave the Bank’s employ during the term of each plan.

- The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10,000 simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI09	PI10	PI11	PI12

Expected volatility (*)	16.25%	15.67%	19.31%	42.36%
Annual dividend yield based on last few years	3.23%	3.24%	3.47%	4.88%
Risk-free interest rate (Treasury Bond yield – zero coupon) over the period of the plan	4.47%	4.50%	4.84%	2.04%
(*) calculated on the basis of historical volatility over the corresponding period (two or three years)

The application of the simulation model results in percentage values of 42.7% for PI09, 42.3% for PI10, 44.9% for PI11 and 52.42% for PI12, which are applied to 50% of the value of the options granted, in order to determine the cost per books of the TSR-based portion of the incentive. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

c) Employee Benefit Plans

Employee Benefit Plans - The Board of Directors Meeting held on December 23, 2009, approved and decided to submit to approval in the Extraordinary Shareholders Meeting to be held on February 3, 2010: (i) the Purchase Option Plan for Certificate of Depositary Shares (“Units”), to certain managers and managerial employees of the Bank and subsidiaries thereby, as per article 5, paragraph 4 of the Bank´s By-laws; and (ii) the Long-Term Incentive Plan - Investment in Units, the purpose of which is the payment of resources, in cash, by the Bank to certain collaborators, including managers, managerial employees and other employees of the Bank and subsidiaries thereby.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

38. Other general administrative expenses

a) Breakdown

The breakdown of the balance of this item is as follows:

Thousands of Reais	2009	2008	2007

Property, fixtures and supplies	1,043,498	552,538	363,463
Other administrative expenses	1,307,802	841,948	509,650
Technology and systems	897,581	636,739	197,445
Advertising	497,246	404,052	274,908
Communications	612,904	457,675	251,397
Technical reports	377,331	293,122	173,404
Per diems and travel expenses	167,954	114,150	73,505
Taxes other than income tax	54,208	55,365	66,891
Surveillance and cash courier services	468,833	275,423	160,559
Insurance premiums	8,888	5,763	4,728
	5,436,245	3,636,775	2,075,950

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I) to their respective auditors, the detail being as follows:

Thousands of Reais	2009	2008	2007

Audit of the annual financial statements of the companies audited by Deloitte (constant scope of consolidation)	6,180	6,109	3,759

Audit of the annual financial statements of the companies audited by Deloitte (additions to scope of consolidation)	373	172	-

Additionally to the expenses with audit of the financial statements, the Bank had an fee paid to Deloitte in 2009 related to the audit of the Global Offering in the amount of R$8.8 million, after taxes and was recorded as transaction cost net of capital increase.

Services provided by others audit firms totaled R$2.5 million (2008 - R$3.0 million and 2007 - R$3.5 million).

39. Gains/ (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance of this item is as follows:

Thousands of Reais	2009	2008	2007

Gains	3,377,953	19,701	12,759
On disposal of tangible assets	36,161	13,162	12,759
On disposal of investments (1)	3,341,792	6,539	-

Losses	(8,652)	(13,090)	(11,898)
On disposal of tangible assets	(8,652)	(13,090)	(11,898)

Net gains	3,369,301	6,611	861
(1) In 2009, the Bank made a disposal of investment of Companhia Brasileira de Meios de Pagamentos - (VisaNet), Tecban - Tecnologia Bancária S.A. and Companhia Brasileira de Soluções e Serviços - CBSS accounting a net gain of R$3,315 million

40. Gains/ (losses) on non-current assets held for sale not classified as discontinued operations

The breakdown of the net balance of this item is as follows:

Thousands of Reais	2009	2008	2007
On disposal of tangible assets	167,585	49,859	-
On impairment of tangible assets	(135,955)	(40,640)	13,470
Net gains	31,630	9,219	13,470

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

41. Other disclosures

a) Notional amounts and market values of trading and hedging derivatives

The breakdown of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Bank is as follow

Thousands of Reais	2009		2008
	Notional		Notional
	Amount	Market Value	Amount	Market Value

Trading derivatives
Interest rate risk and other:
Interest rate swaps	50,761,630	12,646,099	55,901,265	15,868,331
Options - purchase and sales	181,501,740	33,762	154,139,645	(175,456)
Forward and futures contracts	32,263,081	-	43,271,519	7,788
Foreign currency risk:
Currency swaps (1)	40,616,308	(11,648,297)	56,333,178	(17,867,750)
Options - purchase and sales	28,983,489	(333,259)	58,473,829	(1,559,102)
Forward and futures contracts	22,063,175	(150,008)	48,517,742	1,823,929
	356,189,423	548,297	416,637,178	(1,902,260)
Hedging derivatives
Interest rate risk
Futures contracts (2)	15,294,094	-	18,055,336	-
Interest rate swaps	1,249,645	153,619	1,701,594	(158,450)
	16,543,739	153,619	19,756,930	(158,450)
Total	372,733,162	701,916	436,394,108	(2,060,710)

(1) Includes credit derivatives, which the Bank uses to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management. In 2009, the volume of credit derivatives with total return rate – credit risk received corresponds to R$655,126 thousands of cost (2008, R$697,606) and R$527,532 thousands of fair value (2008, R$696,162). In 2008 the credit risk volume transferred corresponds to R$94,852 thousands of cost and R$99,785 thousands of fair value. During the period there were no credit events related to events provided for in the contracts. Required base capital used amounted to R$7,498 thousands (2008, R$3,805).

(2) The mark-to-market effect of these cash flow hedges, with maturity that varies from January 4, 2010 to January 2, 2012, is recorded directly in equity, and at December 31, 2009 corresponded to a debit of R$262,295 (2008, R$85,917), net of taxes. The fair value of Certificate of Deposits designated as a hedged item was R$15,337,856 at December 31, 2009 (2008, R$18,308,306). No ineffective portion of such hedges, which would require recording in income, was identified during the period. Futures-DI transactions designated as hedge instrument have daily adjustments and are recorded in assets or liabilities and settle in cash daily.

The breakdown of the notional and/or contractual amounts of trading derivative by maturity is as follows:

Thousands of Reais	2009				2008
	Up to 3	From 3 to 12	Over 12
	months	months	months	Total	Total
Swap	30,256,852	15,792,470	45,328,616	91,377,938	112,234,443
Options	97,356,867	61,770,883	51,357,479	210,485,229	212,613,474
Forward and futures contracts	27,901,875	13,222,330	13,202,051	54,326,256	91,789,261
	155,515,594	90,785,683	109,888,146	356,189,423	416,637,178

The notional and/or contractual amounts of the contracts entered into do not reflect the actual risk assumed by the Bank, since the net position in these financial instruments is the result of offsetting and/or combining them. This net position is used by the Bank basically to hedge the interest rate, underlying asset price or foreign currency risk; the results on these financial instruments are recognized under “Gains/losses on financial assets and liabilities (net)” in the consolidated income statements and increase or offset, as appropriate, the gains or losses on the investments hedged.

Additionally, in order to interpret correctly the results on the “Securities and Commodities Derivatives” shown in the foregoing table, it should be considered that these items relate mostly to securities options for which a premium has been received which offsets their negative market value. Also, this market value is offset by positive market values generated by symmetrical positions in the Bank’s held-for-trading portfolio.

The Bank manages the credit risk exposure of these contracts through netting arrangements with its main counterparties and by receiving assets as collateral for its risk positions.

The detail of the cumulative credit risk exposure, by financial derivative, is as follows:

Thousands of Reais	2009	2008

Securities derivatives	162,588	95,670
Currency derivatives	91,662,972	163,324,749
Interest rate derivatives	280,907,602	272,973,689
Total	372,733,162	436,394,108

b) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

Thousands of Reais	2009	2008

Investment funds	95,324,100	76,777,598
Assets under management	3,083,043	3,624,448
	98,407,143	80,402,046

c) Third-party securities held in custody

At December 31, 2009, the Bank held in custody debt securities and equity instruments totaling R$94,949,464 thousand (2008 - R$80,454,575 thousand) entrusted to it by third parties.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Residual maturity periods and Average interest rates

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

				December 31, 2009
				Thousands of Reais
								Average
	On	Up to	3 to	1 to	3 to	After 5		Interest
	Demand	3 Months	12 Months	3 Years	5 Years	Years	Total	Rate

Assets:
Cash and balances with the
Brazilian Central Bank	12,169,277	6,828,836	8,270,899	-	-	-	27,269,012	8.9%
Debt instruments	-	14,279,921	1,784,616	13,049,117	20,751,920	7,645,358	57,510,932	10.8%
Equity instruments	17,991,746	-	-	-	-	-	17,991,746
Loans and receivables:
Loans and advances to credit institutions	3,246,260	8,375,243	4,313,669	1,308,300	2,477,758	6,481,348	26,202,578	9.2%
Loans and advances to customer, gross	6,716,360	25,651,927	41,119,405	47,045,584	12,505,072	5,356,055	138,394,403	23.8%
	40,123,643	55,135,927	55,488,589	61,403,001	35,734,750	19,482,761	267,368,671	16.4%

Liabilities:
Financial liabilities at amortised cost
Deposits from the Brazilian Central Bank	-	176,432	63,681	-	-	-	240,113	3.1%

Deposits from credit institutions	189,858	5,060,811	7,373,626	7,486,135	742,446	104,765	20,957,641	8.5%
Customer deposits	40,358,100	33,634,930	30,639,047	40,770,381	4,032,168	5,530	149,440,156	8.8%
Marketable debt securities	-	3,242,520	4,882,803	936,678	1,532,956	844,053	11,439,010	7.9%
Subordinated liabilities	-	2,104	-	-	4,330,919	6,971,422	11,304,445	9.6%
Other financial liabilities	3,650,259	6,340,210	(33,470)	249,391	(18,226)	-	10,188,164	-
	44,198,217	48,457,007	42,925,687	49,442,585	10,620,263	7,925,770	203,569,529	8.8%

Difference (assets less liabilities)	(4,074,574)	6,678,920	12,562,902	11,960,416	25,114,487	11,556,991	63,799,142

				December 31, 2008
				Thousands of Reais
								Average
	On	Up to	3 to	1 to	3 to	After 5		Interest
	Demand	3 Months	12 Months	3 Years	5 Years	Years	Total	Rate

Assets:
Cash and balances with the
Brazilian Central Bank	10,180,498	11,570,645	1,949,357	-	-	-	23,700,500	9.7%
Debt instruments	-	5,067,650	4,254,433	14,092,854	10,826,959	5,354,568	39,596,464	14.9%
Equity instruments	1,923,483	-	-	-	-	-	1,923,483	-
Loans and receivables:
Loans and advances to credit institutions	2,341,914	16,054,833	6,009,372	3,023,897	212,747	6,095,770	33,738,533	9.9%
Loans and advances to customer, gross	8,050,623	37,176,761	41,720,532	32,897,225	15,903,692	6,900,583	142,649,416	25.4%
	22,496,518	69,869,889	53,933,694	50,013,976	26,943,398	18,350,921	241,608,396	19.8%
Liabilities:
Financial liabilities at amortised cost
Deposits from the Brazilian Central Bank	-	-	184,583	-	-	-	184,583	6.2%

Deposits from credit institutions	1,188,957	3,652,291	12,815,453	5,639,095	2,387,885	641,955	26,325,636	8.5%
Customer deposits	36,374,095	38,129,028	25,625,227	35,907,327	18,618,151	841,011	155,494,839	12.4%
Marketable debt securities	-	3,948,416	3,796,188	2,346,840	1,273,523	720,688	12,085,655	9.0%
Subordinated liabilities	-	6,431	103,865	-	2,407,277	6,679,856	9,197,429	13.8%
Other financial liabilities	1,997,660	4,376,111	4,338,811	(45,998)	18,588	-	10,685,172	-
	39,560,712	50,112,277	46,864,127	43,847,264	24,705,424	8,883,510	213,973,314	11.2%

Difference (assets less liabilities)	(17,064,194)	19,757,612	7,069,567	6,166,712	2,237,974	9,467,411	27,635,082

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

e) Equivalent reais value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent Value in Thousands of Reais
	2009		2008
	Assets	Liabilities	Assets	Liabilities

Cash and balances with the Brazilian Central Bank	2,069,530	-	1,870,340	-
Financial assets/liabilities held for trading	1,981,386	1,048,742	401,283	1,091,874
Available-for-sale financial assets	713,042	-	115,480	-
Loans and receivables	15,092,956	-	13,568,903	-
Financial liabilities at amortized cost	-	17,469,224	-	31,464,106
	19,856,914	18,517,966	15,956,006	32,555,980

f) Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables.

Similarly, the Bank’s financial liabilities -except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheet.

i) Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial assets measured at other than fair value and their respective fair values at year-end:

Thousands of Reais	2009		2008
	Carrying		Carrying
Assets	Amount	Fair Value	Amount	Fair Value

Loans and receivables:
Loans and advances to credit institutions (note 5)	24,228,143	24,228,143	29,691,635	30,374,956
Loans and advances to customers (note 9)	127,934,811	128,065,076	133,033,471	127,044,873
	152,162,954	152,293,219	162,725,106	157,419,829

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial liabilities measured at other than fair value and their respective fair values at year-end:

Thousands of Reais	2009		2008
	Carrying		Carrying
Liabilities	Amount	Fair Value	Amount	Fair Value

Financial liabilities at amortized cost:
Deposits from the Brazilian Central Bank (note 16)	240,113	240,113	184,583	184,583
Deposits from credit institutions (note 16)	20,955,846	20,955,846	26,325,636	26,187,014
Customer deposits (note 17) (*)	149,440,156	149,448,949	155,494,839	155,173,062
Marketable debt securities (note 18)	11,439,010	11,435,722	12,085,655	12,009,351
Subordinated liabilities (note 19)	11,304,445	11,304,445	9,197,429	9,161,607
Other financial liabilities (note 20)	10,188,164	10,188,164	10,685,172	10,832,240
	203,567,734	203,573,239	213,973,314	213,547,857
(*) For these purposes, the fair value of customer demand deposits, which are included within customer deposits, are taken to be the same as their carrying amount.

The methods and assumptions to estimate the fair value are defined below

- Short-term investments: The short-term investments includes the interbank deposits and the repurchase agreements. The carrying amount is approximated to the fair value.

- Loans operations – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the interest rate of new contracts.

- Deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value.

- Long-tem loans – The fair value of long-term loans were estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

g) Other Obligations

The Bank rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of December 31, 2009 is R$1,077,586, of which R$314,250 matures in up to 1 year, R$686,885 from 1 year to up to 5 years and R$76,451 after 5 years. Payment of operating leases recognized as expenses for the period were R$304,366.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at IGPM variation. The lessee is entitled to unilaterally rescind the agreement, at any time, without paying fines, encumbrances or penalties, through a written communication to the lesser upon 30 days prior notice, without prejudice to rent payment and charges due until then.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

42. Operating segments

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) for which discrete financial information is available.

Following such guidance, the Bank has identified the following business segments as its operating segments:

• Commercial Banking,

• Global Wholesale Banking,

• Asset Management and Insurance.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all the globally managed treasury departments and the equities business.

The condensed income statements and other significant data are as follows:

Thousands of Reais	2009

		Global	Asset
	Commercial	Wholesale	Management
(Condensed) Income Statement	Banking	Banking	and Insurance	Total

NET INTEREST INCOME	20,260,381	1,766,812	139,898	22,167,091
Income from equity instruments	29,903	-	-	29,903
Share of results of entities accounted for using the equity method	295,414	-	-	295,414
Net fee and commission income	4,969,848	863,326	404,588	6,237,762
Gains (losses) on financial assets and liabilities and Exchange differences	1,751,572	859,209	54,351	2,665,132
Other operating income/(expenses)	(280,861)	(22,540)	187,777	(115,624)
TOTAL INCOME	27,026,257	3,466,807	786,614	31,279,678
Personnel expenses	(4,971,773)	(474,295)	(64,904)	(5,510,972)
Other administrative expenses	(5,213,092)	(175,017)	(48,136)	(5,436,245)
Depreciation and amortization of tangible and intangible assets	(1,175,995)	(38,635)	(33,982)	(1,248,612)
Provisions (net)	(3,389,253)	(45,050)	(46,390)	(3,480,693)
Net impairment losses on financial assets	(9,883,382)	(83,022)	-	(9,966,404)
Net impairment losses on non-financial assets	(899,172)	-	(1,382)	(900,554)
Other non-financial gains/(losses)	3,400,931	-	-	3,400,931
PROFIT BEFORE TAX	4,894,521	2,650,788	591,820	8,137,129

Other aggregates:
Total assets	269,457,520	46,515,056	-	315,972,576
Loans and advances to customers	95,176,323	33,147,601	-	128,323,924
Customer deposits	128,127,568	21,312,588	-	149,440,156

Thousands of Reais	2008

		Global	Asset
	Commercial	Wholesale	Management
(Condensed) Income Statement	Banking	Banking	and Insurance	Total

NET INTEREST INCOME	10,191,650	1,213,502	32,817	11,437,969
Income from equity instruments	36,972	-	-	36,972
Share of results of entities accounted for using the equity method	112,330	-	-	112,330
Net fee and commission income	3,602,255	449,289	202,159	4,253,703
Gains (losses) on financial assets and liabilities and Exchange differences	(358,011)	540,636	7,041	189,666
Other operating income/(expenses)	(21,570)	(37,782)	(465)	(59,817)
TOTAL INCOME	13,563,626	2,165,645	241,552	15,970,823
Personnel expenses	(3,104,942)	(403,671)	(39,549)	(3,548,162)
Other administrative expenses	(3,485,160)	(129,640)	(21,975)	(3,636,775)
Depreciation and amortization of tangible and intangible assets	(797,536)	(44,065)	(4,404)	(846,005)
Provisions (net)	(1,160,918)	(38,638)	(30,761)	(1,230,317)
Net impairment losses on financial assets	(4,076,108)	(23,176)	-	(4,099,284)
Net impairment losses on non-financial assets	(77,267)	-	(10)	(77,277)
Other non-financial gains/(losses)	15,830	-	-	15,830
PROFIT BEFORE TAX	877,525	1,526,455	144,853	2,548,833

Other aggregates:
Total assets	243,957,824	50,232,023	-	294,189,847
Loans and advances to customers	106,317,159	28,151,101	-	134,468,260
Customer deposits	117,516,868	37,977,971	-	155,494,839

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2007

		Global	Asset
	Commercial	Wholesale	Management
(Condensed) Income Statement	Banking	Banking	and Insurance	Total

NET INTEREST INCOME	5,491,818	693,259	10,209	6,195,286
Income from equity instruments	36,387	-	-	36,387
Share of results of entities accounted for using the equity method	5,884	-	-	5,884
Net fee and commission income	2,694,428	253,022	150,522	3,097,972
Gains (losses) on financial assets and liabilities and Exchange differences	944,229	950,485	3,537	1,898,251
Other operating income/(expenses)	143,362	(10,412)	(26)	132,924
TOTAL INCOME	9,316,108	1,886,354	164,242	11,366,704
Personnel expenses	(2,071,426)	(277,737)	(35,104)	(2,384,267)
Other administrative expenses	(1,963,009)	(95,500)	(17,441)	(2,075,950)
Depreciation and amortization of tangible and intangible assets	(528,960)	(43,027)	(7,759)	(579,746)
Provisions (net)	(1,192,553)	7,654	(11,513)	(1,196,412)
Net impairment losses on financial assets	(2,164,523)	5,075	11	(2,159,437)
Net impairment losses on non-financial assets	(298,085)	-	3	(298,082)
Other non-financial gains/(losses)	14,331	-	-	14,331
PROFIT BEFORE TAX	1,111,883	1,482,819	92,439	2,687,141

Other aggregates:
Total assets	85,783,918	22,535,315	-	108,319,233
Loans and advances to customers	38,513,016	10,690,066	-	49,203,082
Customer deposits	46,720,925	8,489,533	-	55,210,458

Additionally, the Bank does not have any customers that individually accounted for 10% or greater of our interest and similar income for 2009, 2008 and 2007.

43. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties:

a) Management compensation

i) Short-term benefits

At the stockholders meeting was defined to maximum aggregate compensation for the Board of Directors and Executive Officers the amount of R$ 225,554 thousands. In 2008, the management compensation, corresponds to the amount deferred in the Stockholders' Meeting of Banco Santander and the management compensation of Banco Real from August 29, 2009 totaling R$108,702.

Board of Directors’ and Executive Board’s compensation:

Thousands of Reais	2009	2008	2007

Fixed compensation	35,258	16,017	9,321
Variable compensation	121,490	55,421	56,160
Other	6,294	4,335	3,462
Total	163,042	75,773	68,943

ii) Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Lending operations

In conformity with prevailing regulations, financial institutions cannot grant loans or advances to:

a) any individuals or legal entities that control the institution or any entity under joint control with the institution, or any officer, member of the board of directors, member of the supervisory board, or member of the immediate family of such individuals;

b) any entity controlled by the institution; or

c) any entity in which the Bank holds, directly or indirectly, 10% or more of the capital.

Accordingly, loans or advances are not granted to any subsidiaries, associates, management (Board of directors and Directors), members of audit committee and their families.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2009 and 2008 exceeding five percent of total shares:

	December 31, 2009
	Common		Common	Preferred		Preferred	Total		Total
Stockholders'	Shares		Shares (%)	Shares		Shares (%)	Shares		Shares (%)
Grupo Empresarial Santander, S.L. (1)	74,967,225		35.2%	63,531,986		34.1%	138,499,211		34.7%
Sterrebeeck B.V. (1)	99,527,083		46.8%	86,492,330		46.5%	186,019,413		46.6%
Santander Seguros S/A (2)	7,241		0.0%	9,525		0.0%	16,766		0.0%
Santander Insurance Holding	4,745,084		2.2%	4,125,836		2.2%	8,870,920		2.2%
Employees	311,840		0.1%	284,366		0.2%	596,206		0.1%
Members of the Board of Directors	(	*)	( *)	(	*)	( *)	(	*)	( *)
Members of the Executive Board	(	*)	( *)	(	*)	( *)	(	*)	( *)
Other	33,283,259		15.7%	31,758,342		17.0%	65,041,601		16.4%
Total	212,841,732		100.0%	186,202,385		100.0%	399,044,117		100.0%
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.
(1) Companies of the Santander Spain Group.
(2) The Merger of Santander Seguros' shares, mentioned in note 2, led to mutual participation between Banco Santander and Santander Seguros, which will be eliminated within a maximum period of one year from the Extraordinary General Meeting that approved the merger of shares, in accordance with the current regulation.

	December 31, 2008
	Common		Common	Preferred		Preferred	Total		Total
Stockholders'	Shares		Shares (%)	Shares		Shares (%)	Shares		Shares (%)
Grupo Empresarial Santander, S.L. (1)	72,504,460		41.6%	61,391,761		40.5%	133,896,221		41.1%
Sterrebeeck B.V. (1)	99,048,194		56.8%	86,076,161		56.8%	185,124,355		56.8%
Members of the Board of Directors	(	*)	( *)	(	*)	( *)	(	*)	( *)
Members of the Executive Board	(	*)	( *)	(	*)	( *)	(	*)	( *)
Other	2,739,762		1.6%	3,997,945		2.7%	6,737,707		2.1%
Total	174,292,416		100.0%	151,465,867		100.0%	325,758,283		100.0%
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.
(1) Companies of the Santander Spain Group.

d) Related-Party Transactions

From time to time the Bank engages in lending and borrowing transactions to fund its operations and other miscellaneous transactions with various companies of the Santander Group, in compliance with restrictions on loans or advances imposed by Brazilian law. All such transactions with Santander Group companies were conducted on an arm’s length basis on terms substantially similar to those available from other providers in the market.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The principal transactions and balances are as follows:

Thousands of Reais	2009		2008
	Joint-		Joint-
	controlled		controlled
	companies	Related-Party	companies	Related-Party

Assets
Cash and balances with the Brazilian Central Bank (1)	-	295,448	-	714,127
Banco Santander, S.A. – Spain	-	294,539	-	713,858
Other	-	909	-	269
Loans and advances to credit institutions (2)	335,849	994,019	455,844	10,605,899
Banco Santander, S.A. – Spain	-	994,019	-	3,605,118
Abbey National Treasury Services Plc	-	-	-	4,674,000
Santander Benelux, S.A., N.V.	-	-	-	2,326,781
Companhia de Crédito, Financiamento e Investimento RCI Brasil	298,095	-	380,808	-
Companhia de Arrendamento Mercantil RCI Brasil	37,754	-	75,036	-
Trading derivatives	-	953,243	-	1,501,689
Santander Benelux, S.A., N.V.	-	891,133	-	1,472,414
Santander Overseas Bank, Inc – Puerto Rico	-	-	-	28,858
Other	-	62,110	-	417
Other Assets	218	142	111	125,237
Banco Santander, S.A. – Spain	-	115	-	1,924
Santander Seguros S.A.	-	-	-	115,720
Santander Brasil Seguros S.A.	-	-	-	4,539
Santander Capitalização S.A.	-	-	-	3,054
Other	218	27	111	-

Liabilities
Trading derivatives	-	(1,037,799)	-	(1,667,390)
Banco Santander, S.A. – Spain	-	-	-	(160,648)
Santander Benelux, S.A., N.V.	-	(957,392)	-	(1,468,981)
Santander Overseas Bank, Inc – Puerto Rico	-	-	-	(2,232)
Abbey National Plc	-	-	-	(35,529)
Abbey National Treasury Plc	-	(24,028)	-	-
Fundo de Investimento Multimercado Santillana Cred. Privado	-	(55,891)	-	-
Other	-	(488)	-	-
Deposits from credit institutions	(15,142)	(3,551,162)	(40,229)	(5,471,056)
Banco Santander, S.A. – Spain	-	(2,705,728)	-	(4,071,725)
Santander Overseas Bank, Inc – Puerto Rico	-	-	-	(1,153,129)
Banco Español de Crédito, S.A. – Banesto	-	-	-	(240,852)
Grupo Banesto: Sociedades consolidables	-	(157,283)	-	-
Abbey National Treasury Services Plc	-	(387,616)	-	-
Fundo de Investimento Multimercado Santillana Cred. Privado	-	(192,139)	-	-
Fundo de Investimento Multimercado Menorca Crédito Privado	-	(106,490)	-	-
Companhia de Arrendamento Mercantil RCI Brasil	(2,626)	-	(25,589)	-
Other	(12,516)	(1,906)	(14,640)	(5,350)
Customer deposits	-	(1,832)	(85,198)	(120,400)
Produban Serviços de Informática S.A.	-	-	-	(35,438)
Santander Seguros S.A.	-	-	-	(8,094)
ISBAN S.A.	-	-	-	(73,153)
Cia Brasileira de Soluções e Serviços – CBSS	-	-	(67,225)	-
Celta Holdings Ltda	-	-	(1,686)	-
Tecnologia Bancária – TECBAN	-	-	(16,280)	-
Other	-	(1,832)	(7)	(3,715)
Subordinated liabilities	-	(1,667,219)	-	-
Banco Santander, S.A. – Spain	-	(1,667,219)	-	-
Other Liabilities - Dividends and Bonuses Payable	-	(1,392,079)	-	(1,352,252)
Grupo Empresarial Santander, S.L.	-	(570,414)	-	(567,344)
Santander Insurance Holding, S.L.	-	(81,701)	-	-
Sterrebeeck B.V.	-	(739,683)	-	(784,892)
Others	-	(281)	-	(16)
Other Payables	-	(9,266)	(7,925)	(40,534)
Banco Santander, S.A. – Spain	-	(9,266)	-	(12,075)
Ingeniería de Software Bancario, S.L	-	-	-	(14,479)
ISBAN S.A.	-	-	-	(6,368)
Altec, S.A. – Chile	-	-	-	(4,395)
Produban Serviços de Informática S.A.	-	-	-	(3,084)
Other	-	-	(7,925)	(133)
(1) Comprised of cash balances that did not bear interest.
(2) All loans to related parties were made in our ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Income
Interest and similar income - Loans and advances to credit institutions	40,034	4,950	6,167	33,348
Banco Santander, S.A. – Spain	-	2,463	-	23,911
Abbey National Treasury Services Plc	-	2,487	-	9,437
Companhia de Crédito, Financiamento e Investimento RCI Brasil	33,674	-	3,947	-
Companhia de Arrendamento Mercantil RCI Brasil	6,360	-	2,220	-
Interest expense and similar charges - Customer deposits	(7,233)	(12,039)	(8,153)	(10,374)
Produban Serviços de Informática S.A.	-	-	-	(2,654)
ISBAN S.A.	-	-	-	(7,445)
Fundo de Investimento Multimercado Menorca Crédito Privado	-	(11,940)	-	-
Companhia de Arrendamento Mercantil RCI Brasil	(6,379)	-	(8,153)	-
Other	(854)	(99)	-	(275)
Interest expense and similar charges - Deposits from credit institutions	(400)	(125,466)	-	(552,897)
Banco Santander, S.A. – Spain	-	(100,574)	-	(439,379)
Santander Overseas Bank, Inc – Puerto Rico	-	(9,062)	-	(50,406)
Banco Español de Crédito, S.A. – Banesto	-	-	-	(12,263)
Banco Santander, S.A. – Chile	-	-	-	(50,838)
Grupo Banesto: Sociedades consolidables	-	(1,131)	-	-
Abbey National Treasury Services Plc	-	(1,869)	-	-
Cia Brasileira de Soluções e Serviços – CBSS	-	(4,821)	-	-
Fundo de Investimento Multimercado Santillana Cred. Privado	-	(7,922)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	(400)	-	-	-
Other	-	(87)	-	(11)
Gains/losses on financial assets and liabilities	-	(468,098)	-	(675,087)
Banco Santander, S.A. – Spain	-	-	-	(295,815)
Santander Benelux, S.A., N.V.	-	(320,972)	-	(349,805)
Santander Overseas Bank, Inc – Puerto Rico	-	(6,001)	-	24,145
Fundo de Investimento Multimercado Menorca Crédito Privado	-	46,023	-	-
Fundo de Investimento Multimercado Santillana Cred. Privado	-	(182,833)	-	-
Other	-	(4,315)	-	(53,612)
Other income expenses	6,861	(188,209)	-	(175,929)
Banco Santander, S.A. – Spain	-	(83,843)	-	15,511
Santander Seguros S.A.	-	(475)	-	1,078
Santander Capitalização S.A.	-	13,351	-	35,054
ISBAN S.A.	-	-	-	(95,552)
Altec, S.A. – Chile	-	(7,805)	-	(2,837)
Aquanima Brasil Ltda.	-	(22,239)	-	(16,095)
Ingeniería de Software Bancario, S.L.	-	(24,900)	-	(19,857)
Santander Investment Securities Inc.	-	(44,757)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	6,134	-	-	-
Other	727	(17,541)	-	(93,231)
Gains on disposal of assets not classified as non-current assets held for sale	-	2,376,460	-	-
Santusa Holding, S.L.	-	2,376,460	-	-

44. Risk management

Risk management at the Santander Brazil follow that same principles that are set at the Group level:

• Independence of the risk function with respect to the business. The head of the Bank’s Risk Division, reports directly to the executive committee and the board. The local risk unit keeps its independence with a direct report to the Corporate risk Unit.

• Commitment to supporting the business by contributing, without undermining the preceding principle, to the achievement of commercial objectives whilst safeguarding risk quality. To this end, the risk organizational structure is adapted to the commercial structure so as to encourage cooperation between business and risk managers.

• Collective decisions (even at branch level), which ensure that different opinions are taken into account and avoid situations in which decisions are taken individually.

• Well-established tradition of using internal rating and scoring tools, return on risk-adjusted capital (RORAC), value-at-risk (VaR), economic capital, extreme scenario analyses, etc.

• Global approach, achieved by addressing on an integrated basis all the risk factors in all the business units and geographical locations, and using the concept of economic capital as a consistent measure of the risk assumed and as the basis for assessing the management performed.

• Desire to continue to target a medium-low risk profile, emphasizing its low volatility and its predictability, by:

- seeking to achieve a high degree of risk diversification, thus limiting risk concentration on particular customers, groups, sectors, products or geographical locations;

- maintaining a low level of complexity in Markets operations;

- paying ongoing attention to risk monitoring in order to prevent potential portfolio impairment sufficiently in advance.

At Santander Brazil, the risk management and control process has been structured using as reference the framework defined at corporate level and described according to the following phases:

• Adaptation of corporate risk management frameworks and policies that reflect Santander’s risk management principles.

Santander Brazil adopts a series of risk policies and procedures that constitute its regulatory framework, which, taking the form of circulars, frameworks (formerly the Risk Management Policy Manuals) and operating rules, regulates the risk activities and processes.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Within this regulatory framework, the Corporate Risk Management Framework, approved by Senior Management (Risks), regulates the principles and standards governing the general modus operandi of the Santander Brazil´s risk activities, based on the corporate organizational and a management models. One of the main characteristics of this Corporate Risk Management Framework is that it leads to the regulation, through a series of more specific corporate frameworks, of the functions reporting to the Risk Unit.

The organizational model comprises the management map, the risk function and governance, and the regulatory framework itself. The management model contains the basic pillars for risk management, the channels for the planning and setting of targets, the budgeting and risk limit setting process, the control of operations, the framework for risk reporting to senior management and the technological reference model for risk management.

• Identification of risks, through the constant review and monitoring of exposures, the assessment of new products and businesses and the specific analysis of singular transactions;

• Measurement of risks using extensively tested methods and models;

• Preparation and distribution of a complete set of reports that are reviewed daily by the heads at all levels of Santander management.

Implementation of a risk control system which checks, on a daily basis, the degree to which Santander Brazil´s risk profile matches the risk policies approved and the risk limits set. The most noteworthy corporate tools and techniques (abovementioned) already in use in Santander Bank are in different stages of maturity regarding the level of implementation and use in Santander Brazil. For wholesale segment, these techniques are quite in line with the corporate level development. For local segments, internal ratings and scorings based models, VaR and market risk scenario analysis and stress testing have been already embedded in risk management routine while Expected loss, Economic Capital and RORAC have been recently started.

• Internal ratings- and scorings-based models which, by assessing the various qualitative and quantitative risk components by customer and transaction, make it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on LGD estimates.

• Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performed.

• RORAC, which is used both as a transaction pricing tool (bottom-up approach) and in the analysis of portfolios and units (top-down approach).

• VaR, which is used for controlling market risk and setting the market risk limits for the various trading portfolios.

• Scenario analysis and stress testing to supplement market and credit risk analyses in order to assess the impact of alternative scenarios, even on provisions and capital.

Santander Brazil intends to use the internal Models for the calculation of regulatory capital and for this has agreed a timetable with the home supervisor. This plan is currently under revision due to the Banco Real´s acquirement. Notwithstanding, the Santander Brazil has defined a Basel2 governance structure and has assigned for this purpose, all the human and technology resources necessary to meet the stringent requirements established by the Bank of Spain, the supervisory authority responsible for the validation of these internal models in the Santander Group. It is also important to mention that this Basel2 governance structure is also responsible to incorporate the local regulator requirements and assures the compliance with these requirements.

I. CORPORATE GOVERNANCE OF THE RISK FUNCTION

The risk committee framework for Santander Brazil is set based on corporate risk standards. The executive risk committees have their level of approvals delegated by the risk committee at Santander Bank, an executive body that adopts decisions within the scope of the powers delegated by the board, is presided over by the third deputy chairman of the Banco Santander and also comprises a further four directors of the Bank. The Executive committees are responsible for ensuring that the local risk policies are implemented and ensures that the Santander Brazil´s activities are consistent with its risk tolerance level for the main risk exposures approved by Banco Santander. Those exposures are systematically reviewed and presented to these committees that also decide upon any transactions that exceed the powers delegated to lower-ranking bodies. The executive risk committee is also responsible for advising the Group Risk Committee about the proposals that exceed its level of approval.

The executive risk committees take place on weekly basis evidencing the importance that the Santander Brazil attaches to the proper management of its risks.

The responsibilities assigned to the executive risk committee are essentially as follows:

• To ensure to the Senior Management of the Bank, that the local policies are implemented and followed in accordance with the corporate standards including:

- The various types of risk (financial, operational, technological, legal and reputational, inter alia) facing the Bank;

- The information and internal control systems to be used to control and manage these risks;

- The level of risk deemed acceptable by the Bank;

- The measures envisaged to mitigate the impact of the identified risks in the event that they materialize;

- To conduct systematic reviews of the Bank’s exposure to its main customers, economic activity sectors, geographical areas and types of risk.

• To authorize the local management tools and risk models and ascertain the result of their internal validation.

• To ensure that the Santander Brazil´s actions are consistent with the level of risk tolerance previously approved at group level.

• To be informed of, assess and follow any remarks and recommendations that may be periodically made by the supervisory authorities in discharging their function.

• To resolve transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories in favor of economic groups or in relation to exposure by type of risk.

The executive risk committee has delegated certain of its powers to risk committees which are structured by, business line, type and segment of risk. The risk function at the Santander Brasil is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and a functional standpoint. This Executive Risk Unit directly reports to the CEO of the Santander Brazil and to the Head of Risk of Santander Bank.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

In Santander Brazil the Executive Risk Unit has divided into two blocks:

- A control and methodology structure, which adapts the risk policies, methodologies and control systems and consists of several units organized by type of risk (solvency, market risks and methodology).

- A business structure, centered on the performance and management integration of the risk function in the Santander Brazil´s retail, corporate and wholesale businesses. There are specific areas for each of these businesses, a Collection area and a socio environmental risk analysis area.

Additionally, there is a specific area named “Governance and Regulation”, which is responsible for assuring that the risk governance model works and that it is adherent to the local and international regulation.

Santander Brazil follows the same risk policy of Banco Santander Spain that is oriented towards maintaining a predictable medium-low risk profile, as regards both credit and market risks. Following is an analysis of the Bank’s main types of risk: credit, market, operational and reputational risks.

II – CREDIT RISK

1. Introduction to the treatment of credit risk

Credit risk is the exposure to loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Bank. Credit Risk management seeks to provide credit to help in defining strategies, in addition to setting limits, including review of exhibitions and trends as well the effectiveness of credit policy.

The specialization of the Bank’s risk function is based on the type of customer and, accordingly, a distinction is made between individualized customers and standardized customers in the risk management process:

• Individualized customers are defined as those to which a risk analyst has been assigned, basically because of the risk assumed. This category includes wholesale banking customers, financial institutions and certain enterprises belonging to retail banking. Risk management is performed through an analysis supplemented by decision-making support tools based on internal risk assessment models.

• Standardized customers are those which have not been expressly assigned a risk analyst. This category generally includes individuals, individual entrepreneurs, and retail banking enterprises not classified as individualized customers. Management of these risks is based on internal risk assessment and automatic decision-making models, supplemented subsidiarily, when the model is not comprehensive enough or is not sufficiently accurate, by teams of analysts specializing in this type of risk.

2. Main aggregates and variations

The profile of the credit risk assumed by the Bank is characterized by a diversified geographical distribution and the prevalence of retail banking operations.

a) Map of credit risk - 2009

The following table shows the map of credit risk, expressed in nominal amounts (with the exception of exposure in derivatives and repos, which is expressed in credit risk equivalent), to which the Bank was exposed at December 31 2009 (in thousands of Reais).

BANCO SANTANDER - GROSS CREDIT RISK EXPOSURE AS OF DECEMBER 31, 2009
Sovereign
Customer	Drawable	Fixed	Private Fixed	Credit	Drawable by	Derivatives
Draw-Downs	by	Income	Income (Excl.	Institutions	Credit	and Repos		Change/
(1)	customers	(Excl. Trad)	Trad)	Drawdowns	Institutions	(CRE)	Total	Dez 08
159.361.775	77.789.371	41.987.587	3.043.193	36.437.270	-	13.972.122	332.591.318	107,50%

(1) it refers to the gross portfolio in the amount of R$138,394,405 thousand plus the balance of guarantees in the amount of R$20,967,370 thousand.

Data as December 31, 2009.
CRE (Credit Risk Equivalent: net replacement value plus maximum potential value. Includes credit risk mitigants).
Balances drawn down by customers exclude repos.
Balances with credit institutions (excluding repos and trading portfolio) include R$ 23,638,345 thousand of deposits at the Brazilian Central Bank.

b) Variations in main aggregates in 2009

The international financial turmoil, initiated in 2nd semester of 2008, had negatively impacted the steady growing of credit risk portfolio observed over the last years in Brazilian financial market. The economic effects such as demand restrictions, decrease on industrial production, unemployment growth and consumption downturn, brought severe restrictions to credit offer and quality deterioration of the existing credit portfolio.

Brazilian Government had adopted two main measures in order to contain the crisis impacts in the credit market, such as, funding maintenance for medium banks and incentive for public banks to increase the credit offer on the local market. As a result, the credit grew 15% on 2009, which represents half of the last year’s growth. Notwithstanding as the last default rates has shown that the credit portfolio quality improved in the last quarter, one can expect better results and optimistic estimates for 2010.

Santander Brazil had proactively acted in twofold ways. From a portfolio perspective, all the credit admission policies were reviewed in order to become more restricted, whilst allowing the choice of clients with profile closer to the corporate credit risk policy.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Once identified signs of enhancements on economic scenario and on Group client’s profile, Santander increased stimulation to credit, as kept active on cases that demand special attention, offering individualized products, such as “Cheque Essencial”, which intends to offer the best between overdraft and installment loans. Santander credit operations grew close to private banks. Default rates increased strongly on 1st semester, reached the highest level on 3rd quarter, and began to fall during the 4th quarter, reaching figures closer to those before the world crisis. Santander increased share on individuals and mortgage to individuals volumes.

Credit Risk Exposure to Customers (*) (Thousands of Reais)		Non-Performing Loans Ratio (%)		Impairment Coverage Ratio (%)		Specific Credit Loss Provisions, Net of RAWO (**) (Thousands of Reais)		Cost of Credit (1) (% of Risk)
2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
159.361.775	164.695.074	6,21	4,69	101,7	105,8	10.070.479	8.181.156	7,24	4,45
Data prepared on the basis of management criteria. Memorandum item Spain for 2009, on basis of controller’s unit accounting criteria.
(*) Includes gross loans and advances to customers, guarantees and documentary credits.
(**) RAWO = Recoveries of Assets Written Off.

c) Distribution of credit risk

The Bank is well diversified within segments and products and concentrates its activities on its core markets. Retail business represents 57% and non-retail 43% of total credit assets.

3. Measures and measurement tools

a) Rating tools

Santander has used proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the Entity’s historical experience, with the exception of certain portfolios classified as “low default portfolios”. More than 50 internal rating models are used in the Bank’s loan approval and risk monitoring process.

Global rating tools are applied to the sovereign risk, financial institutions and global wholesale banking segments. Management of these segments is centralized at Bank level, for both rating calculation and risk monitoring purposes. These tools assign a rating to each customer, which is obtained from a quantitative or automatic module, based on balance sheet ratios or macroeconomic variables, supplemented by the analyst’s judgment.

For the corporate and individualized institutions segments, the Parent of the Santander Bank has defined a single methodology for the construction of a rating system in each country, based on the same modules as the above-mentioned ratings: a quantitative or automatic module (analyzing the credit performance of a sample of customers and the correlation with their financial statements), a qualitative or analyst judgment module, and final reviews.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the banking relationship. The frequency of the reviews is increased in the case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The rating tools themselves are also reviewed in order to progressively fine-tune the ratings they provide.

For standardized customers, both legal entities and individuals, the Bank has scoring tools that automatically assign a score to the proposed transaction

These loan approval systems are supplemented by performance rating models. These tools provide enhanced predictability of the risk assumed and are used for preventive and marketing activities.

b) Credit risk parameters

The estimates of the risk parameters (PD and LGD) should be based on internal experience, i.e. on default observations and on the experience in defaulted loan recoveries.

For low portfolios, such as banks, sovereign risk or global wholesale banking, the parameters are based on CDS market data and with global broadness, using Santander´s world presence.

For the other portfolios, parameter estimates are based on the Bank’s internal experience. In retail portfolios, the internal rating is estimated based on models that use client behavior data and available external bureau information; PDs are then calculated based on default rates, which is defined as 90 days past due.

LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account not only the income and expenses associated with the recovery process, but also the timing thereof and the indirect costs arising from the recovery process.

The estimated parameters are then assigned to performing, i.e. non-defaulted, loans. For low-default portfolios, which are managed globally, the assignment process follows the same patterns in all Santander units.

By contrast, the retail portfolios have specific scoring systems in each of the Bank’s units, which require the development of separate estimates and the assignation of parameters in a particular manner in each case.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c) Master rating scale

In order to achieve equivalent internal ratings in the different models available –corporate, sovereign risk, financial institutions and other segments– and to make them comparable with the external ratings of rating agencies, the Bank has a so-called master rating scale.

The equivalence is established through the probability of default associated with each rating. Internally calibrated PDs are compared against the default rates associated with the external ratings, which are published periodically by rating agencies.

Equivalence with
Internal rating	Probability of Default	Standard & Poor’s	Moody’s
9,3	0,017%	AAA	Aaa
9,2	0,018%	AA+	Aa1
9,0	0,022%	AA	Aa2
8,5	0,035%	AA-	Aa3
8,0	0,06%	A+	A1
7,5	0,09%	A	A2
7,0	0,14%	A-	A3
6,5	0,23%	BBB+	Baa1
6,0	0,36%	BBB	Baa2
5,5	0,57%	BBB-	Baa3
5,0	0,92%	BB+	Ba1
4,5	1,46%	BB	Ba2
4,0	2,33%	BB/BB-	Ba2/Ba3
3,5	3,71%	BB-/B+	Ba3/B1
3,0	5,92%	B+/B	B1/B2
2,5	9,44%	B	B2
2,0	15,05%	B-	B3
1,5	24,00%	CCC	Caa1
1,0	38,26%	CC/C	Caa1/Caa2

d) Distribution of EAD and associated EL

The table below details the distribution, by segment, of the credit risk exposure in terms of EAD. Approximately 60% of total risk exposure to customers (excluding sovereign and counterparty risk and other Assets) relates to the SME and individuals financing segments, which reflects the commercial orientation of the Santander Bank’s business and risks. The expected loss arising from customer exposure is 7,3% of total credit exposure of the Bank (excluding sovereign, counterparty risk and other Assets), which reflects the crisis consequences and effects in the global market.

	Segmentation of credit risk exposure
	EAD (millions of reais)%		Average PD (%)	Average LGD (%)	EL
Public sector	966	0,8	3,05	74,60	22
Corporate	44.928	35,0	3,95	19,12	361
SMEs	20.311	15,8	9,23	69,16	1.283
Mortgage loans to individuals	5.116	4,0	2,27	40,00	47
Consumer loans to individuals	47.873	37,3	10,00	67,39	2.656
Credit cards – individuals	7.751	6,0	4,29	68,30	227
Other assets	1.528	1,2	-	-	1
Total	128.474	100,0	5,15	31,06	4.596
Data at December 2009.
Excluding doubtful assets/non-performing loans.

4. Observed loss: measures of cost of credit

To supplement the use of the advanced models described above (see related data in the “Economic Capital” section), other habitual measures are used to facilitate prudent and effective management of credit risk based on observed loss.

The cost of credit risk at the Bank is measured using different approaches: variation in non-performing loans in the recovery process (ending doubtful assets – beginning doubtful assets + assets written off – recovery of assets written off), net credit loss provisions (provisions to specific allowances – recovery of assets written off); and net assets written off (assets written off – recovery of assets written off).

5. Credit risk cycle

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Bank’s operations. The parties involved in this process are the risk taking areas, senior management and the risk function.

The process begins at senior management level, through the board of directors and the risk committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk cycle comprises three different phases: pre-sale, sale and post-sale:

• Pre-sale: this phase includes the risk planning and target setting processes, determination of the Bank’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting.

• Sale: this is the decision-making phase for both pre-classified and specific transactions.

• Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a) Risk limit planning and setting

Risk limit setting is a dynamic process based on the Bank’s risk appetite by assessing business proposals for credit portfolios, Wholesale clients and Treasury business. Credit limits are approved by the Executive Board, though a global risk limit plan.

For clients individualized risks, individual limits are established (pre-classification) which defines the maximum acceptable credit level for this client and minimum capital return based on the allocated capital.

In the case of risks from Retail credit portfolio, the risk limits are registered through credit management programs (PGC, using the Spanish acronym), a document that includes details of each portfolio, such as target population, product commercial conditions, admission and recovery policies, and risk return analysis.

b) Risk analysis and credit rating process

Risk analysis is a pre-requisite for the approval of loans to customers by the Bank. This analysis consists of examining the counterparty’s ability to meet its contractual obligations to the Bank, which involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

The risk analysis is conducted yearly, at least, and can be held shortly when client profile indicates (through systems with centralized alerts, managers visits to clients or specific credit analysis), or when operations are not covered by pre-classification.

c) Transaction decision-making

The purpose of the transaction decision-making process is to analyze transactions and adopt resolutions thereon, taking into account the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

Since 1993 the Bank has been using, among others, the RORAC (return on risk-adjusted capital) methodology for the risk analysis and pricing in the decision-making process on transactions and deals.

d) Risk monitoring and control

In addition to the tasks performed by the Internal Audit Division, the Risk Unit has a specific risk monitoring function for adequate credit quality control, which consists of local and global teams to which specific resources and persons in charge have been assigned.

This monitoring function is based on an ongoing process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, and the adoption of mitigating actions. The risk monitoring function is specialized by customer segment.

For this purpose a system called “special surveillance firms” (FEVE, using the Spanish acronym) has been designed that distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are revised at least every six months, or every three months for those classified in the most severe categories. A company is classified as FEVE as a result of the monitoring process itself, a review performed by Internal Audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

Risk control function

Supplementing the management process, the risk control function obtains a global view of the Bank’s loan portfolio, through the various phases of the risk cycle, with a level of detail sufficient to permit the assessment of the current situation of the risk process, its qualities and any changes therein.

Any changes in the Bank’s risk exposure are controlled on an ongoing and systematic basis against budgets, limits and benchmarks, and the impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loss portfolio within the parameters set by the Bank.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product and process, thus facilitating the detection of specific areas warranting action and for which decisions have to be taken.

6. Credit risk from other standpoints

Certain areas and/or specific views of credit risk deserve specialist attention, complementary to global risk management.

a) Concentration risk

Concentration risk is an essential factor in the area of credit risk management. The Bank constantly monitors the degree of concentration of its credit risk portfolios, by geographical area/country, economic sector, product and customer group.

The risk committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk portfolio concentration.

From the sectorial standpoint, the distribution of the corporate portfolio is adequately diversified.

The Bank’s Risk Division works closely with the Finance Division in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Credit risk from financial market operations

This heading includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed both via money market financing products with different financial institutions and via derivative instruments arranged for the purpose of serving our customers.

Risk control is performed using an integrated, real-time system that enables the Bank to know at any time the unused exposure limit with respect to any counterparty, any product and maturity and at any Bank unit.

Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the credit risk equivalent (CRE) is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future.

c) Environmental risk

The environmental risk analysis of credit transactions is one of the main features of the Strategic Corporate Social Responsibility Plan. The analysis is founded on two major cornerstones:

The Equator Principles: an initiative of the International Finance Corporation of the World Bank. These principles constitute an international standard for the analysis of the social and environmental implications of project finance transactions. Banco Santander adheres to these principles and its management incorporates the analysis and assessment of the social and environmental risks of projects financed in developing countries.

The VIDA tool: implemented since 2004, the main aim of this tool is to assess the environmental risk of both current and potential customer companies, using a system that classifies each of the companies into one of seven categories, depending on the degree of environmental risk incurred.

Currently the Bank is implementing the environmental and social risk management system for Santander’s operations in Brazil that had previously been in place at Banco Real. Under this system, borrowers are screened for environmental and social problems, such as contaminated land, deforestation, slave labor and other major environmental and social issues for which there are potential penalties. In 2008, Banco Real screened approximately 5,000 corporate clients for these types of risks. A specialized team of biologists and geologists monitors the customers’ environmental practices, and a team of financial analysts studies the likelihood of damages that unfavorable environmental conditions may cause to our customers’ financial condition and collateral, among other effects. This monitoring activity also aims to preserve our reputation in the market.

III. MARKET RISK

III.1 Activities subject to market risk

The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed. This risk arises from changes in the risk factors –interest rate, exchange rate, equities, commodity prices and the volatility thereof– and from the solvency and liquidity risk of the various products and markets in which the Bank operates.

The activities are segmented by risk type as follows:

1. Trading: this item includes financial services for customers, trading operations and positioning mainly in fixed-income, equity and foreign currency products.

2. Balance sheet management: A risk management assessment aims to give stability to interest income from the commercial and economic value of the Bank, maintaining adequate levels of liquidity and solvency. The risk is measured by the balance sheet exposure to movements in interest rates and level of liquidity.

3. Structural risks:

a. Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the Real (hedges of results).

b. Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.

The Treasury area is responsible for managing the positions taken in the trading activity.

The Financial Management area is responsible for managing the balance sheet management risk and structural risks centrally through the application of uniform methodologies adapted to the situation of each market in which the Bank operates. Thus, in the convertible currencies area, Financial Management directly manages the Parent's risks and coordinates the management of the other units operating in these currencies. Decisions affecting the management of these risks are taken through the ALCO committees in the respective countries and, ultimately, by the Parent's markets committee.

The aim pursued by Financial Management is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Bank’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different tools in order to reflect their risk profiles as accurately as possible.

III.2 Methodologies

Trading

The Bank calculates trading market risk capital requirement using a standard model provided by Brazilian Central Bank.

The standard methodology applied to trading activities by the Santander Bank in 2009 was value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

Specifically, the Bank uses a time window of two years or 520 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.

VaR is not the only measure. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Bank. However, other measures are simultaneously being implemented to enable the Bank to exercise greater risk control in all the markets in which it operates.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

One of these measures is scenario analysis, which consists of defining behavior scenarios for various financial variables and determining the impact on results of applying them to the Bank’s activities. These scenarios can replicate past events (such as crises) or, conversely, determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with VaR, make it possible to obtain a much more complete spectrum of the risk profile.

The positions are monitored daily through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately. The daily preparation of an income statement is an excellent risk indicator, insofar as it allows us to observe and detect the impact of changes in financial variables on the portfolios.

Lastly, due to their atypical nature, derivatives and credit trading management (actively traded credit – Trading Book) activities are controlled by assessing specific measures on a daily basis. In the case of derivatives, these measures are sensitivities to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit trading management activities, the measures controlled include sensitivity to spread, jump-to-default and position concentrations by rating level.

With respect to the credit risk inherent in the trading portfolios (Credit Trading portfolios), and in keeping with the recommendations made by the Basel Committee of Banking Supervision, an additional measure has been introduced, the Incremental Default Risk (IDR), in order to cover the default risk which is not properly captured in the VaR, through the variation of the related market prices of credit spreads. The instruments affected are basically fixed-income bonds, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method used to calculate the IDR, is defined globally at Group level.

Balance-sheet management

Interest rate risk

The Bank analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheet items.

On the basis of the balance-sheet interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Bank. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The measures used by the Bank to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin (NIM) and market value of equity (MVE) to changes in interest rates, the duration of capital, value at risk (VaR) and scenario analysis.

a) Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheet assets and liabilities and of off-balance-sheet items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk in the various maturities to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity's net interest margin and market value of equity.

The flows of all the on- and off-balance-sheet aggregates must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analyzed and estimated using an internal model.

b) Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected accruals for a specific period (12 months) given a shift in the interest rate curve.

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the interest rate curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

c) Market value of equity (MVE) sensitivity

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

d) Value at risk (VaR)

The value at risk for balance sheet aggregates and investment portfolios is calculated by applying the same standard as that used for trading: historical simulation with a confidence interval of 99% and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

Liquidity risk

Liquidity risk is associated with the Bank’s ability to finance its commitments at reasonable market prices and to carry out its business plans with stable sources of funding. The Bank permanently monitors maximum gap profiles.

The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.

a) Liquidity gap

The liquidity gap determines the inflow and outflow of funds for assets, liabilities and off-balance sheet accounts at a given time horizon, making it possible to analyze mismatches between the Bank's expected inflow and outflow of funds.

A liquidity gap may be prepared and analyzed as divided into local currency liquidity gap and foreign currency liquidity gap, under which cash and cash equivalents, inflows and outflows and strategies are segregated into local and foreign currency, respectively.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The Bank prepares three types of Liquidity Gap analyses

1 - Contractual liquidity gap

The Contractual Liquidity Gap determines the contractual maturity flows of the Bank’s major products on a consolidated basis, and any existing mismatches. It also informs the available liquidity in one day and the consumption of or increase in liquidity in the period.

2 - Operational liquidity gap

Daily cash monitoring and management considering the market situation, maturities and renewal of assets and liabilities, liquidity requirement and specific events.

3 - Projected liquidity gap

Based on the Contractual Liquidity Gap, new maturity flows are projected considering the Bank’s budget plan.

b) Liquidity ratios

In addition to the Liquidity Gap analysis, a Structure Liquidity model is also prepared to assess the structure profile of the sources and uses of the Bank’s funds, which includes Liquidity Ratio studies.

The key Liquidity Ratios analyzed are as follows:

• Deposits / Lending operations – measures the Institution’s ability to finance lending operations with more stable and lower-cost funding.

• Stable Liabilities / Permanent Assets – measures the ration between Capital + Other Stable Liabilities and Investments + Other Permanent Assets.

• Market Funding / Total Assets – measures the percentage of the Group’s assets financed with less stable and higher-cost funding.

• Short-term market funding / Market Funding – measures the percentage of probable liquidity loss (less than 90 days) on total less stable funding.

• Net Assets / Short-term Market Funding – measures the commitment ratio of highly-liquid assets and probable liquidity loss (less than 90 days).

c) Scenario analysis / Contingency plan

Liquidity management requires an analysis of financial scenarios where possible liquidity issues are evaluated. For this, crisis scenarios are built and then studied. The model used for this analysis is the Liquidity Stress Test.

The Liquidity Stress Test assesses the institution’s financial structure and ability to resist and respond to the most extreme situations.

The purpose of the Liquidity Stress Test is to simulate adverse market conditions, making it possible assess impacts on the institution’s liquidity and payment ability, so as to take preventive actions or avoid positions that may adversely affect liquidity in worst-case scenarios.

Scenarios are determined based on an analysis of the market commitment during prior crises and future estimates. Four scenarios with different intensity levels are prepared.

Based on an analysis of the stress models, the Minimum Liquidity concept was determined, which is the minimum liquidity required to support the liquidity losses of up to 90% for 90 days in all crisis scenarios simulated.

Based on the results obtained through the Liquidity Stress Test, the Bank prepares its Liquidity Contingency Plan, which is a formal combination of preventive and corrective actions to be taken in liquidity crisis scenarios.

The Liquidity Contingency Plan is primarily intended to the following:

• Crisis identification – the preparation of a Liquidity Contingency Plan requires the determination in advance of a measurable parameter determining the institution’s liquidity condition and structure. This parameter is the Liquidity Minimum Limit determined by the Liquidity Stress Test. When this limit is exceeded, there is a liquidity crisis environment, and thus, the Contingency Plan is used.

• Internal Communication – after the crisis is identified, it is necessary to establish clear communication channels to mitigate the problems raised. People held accountable for taking these contingency actions should be notified of the extent of the contingency and measures to be taken.

• Corrective actions – Actions intended to actually generate the funds required to solve or mitigate the effects of crisis, as follows:

- Assess the type and severity of the crisis;

- Identify the most impacted segment;

- Put in practice the measures planned to generate funds, considering the required amount and cost of the additional resource, either financial or image cost.

ALCO reviews and approves stress models, Minimum Liquidity and Contingency Plan on a semi-annual basis.

If adverse market conditions occur, ALCO may review and approve new models, Minimum Liquidity and Contingency Plan on a need basis.

Structural foreign currency risk / Hedges of results / Structural equities risk

These activities are monitored by measuring positions, VaR and results.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Complementary measures

Calibration and test measures

Back-testing consists of performing a comparative analysis between VaR estimates and daily “clean” results (profit or loss on the portfolios at the end of the preceding day valued at following-day prices). The aim of these tests is to verify and provide a measure of the accuracy of the models used to calculate VaR.

Back-testing analyses performed at the Santander Bank comply, at the very least, with the BIS recommendations regarding the verification of the internal systems used to measure and manage financial risks. Additionally, the Santander Bank also conducts hypothesis tests: excess tests, normality tests, Spearman’s rank correlation, average excess measures, etc.

The assessment models are regularly calibrated and tested by a specialized unit.

III.3 Control system

Limit setting

The limit setting process is performed together with the budgeting activity and is the tool used to establish the assets and liabilities available to each business activity. Limit setting is a dynamic process that responds to the level of risk considered acceptable by senior management.

The limits structure requires a process to be performed that pursues, inter alia, the following objectives:

1. To identify and delimit, in an efficient and comprehensive manner, the main types of financial risk incurred, so that they are consistent with business management and the defined strategy.

2. To quantify and communicate to the business areas the risk levels and profile deemed acceptable by senior management so as to avoid undesired risks.

3. To give flexibility to the business areas for the efficient and timely assumption of financial risks, depending on market changes, and for the implementation of the business strategies, provided that the acceptable levels of risk are not exceeded.

4. To allow business makers to assume risks which, although prudent, are sufficient to obtain the budgeted results.

5. To delimit the range of products and underlyings with which each Treasury unit can operate, taking into account features such as assessment model and systems, liquidity of the instruments involved, etc.

III.4 Risks and results in 2009

Trading

The average VaR of the Bank’s trading portfolio in 2009, at R$ 33.4 million and R$ 62.7 million for 2008. The dynamic management of this profile enables the Bank to change its strategy in order to capitalize on the opportunities offered by an environment of uncertainty.

A. Balance sheet management (1)

A1. Interest rate risk

Convertible currencies

At 2009 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Santander Brazil (Santander plus Real) portfolios was concentrated on the BRL interest rate curve was negative by R$ 199.74 million, and dollar interest rate curve was negative by R$ 28.67 million.

Also at 2009 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Santander Brasil in the BRL interest rate curve was negative by R$1,093.25 million. With respect to the dollar curve, the sensitivity was negative by R$33.83 million.

Quantitative risk analysis

The interest rate risk in balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, of the Santander Brasil evolved in the third quarter of 2009, with the capture in the open market, reaching a maximum of R$269.6 million in September reducing this level since the months following the balance-sheet. The sensitivity of value evolved from the third quarter in conjunction with the growth of the balance sheet, set up by the inflow of capital and in this period varied in the range of R$1,078.76 million and R$1,137.25 million.

At 2009 year-end, the risk consumption, measured in terms of an increase in 100 b.p. sensitivity of the MVE with Santander Brasil was negative R$1,093.77 million, while the net interest margin risk at one year, measured in terms of an increase in 100 b.p. sensitivity of this margin, was negative R$201.79 million.

MM BRL
Dec 09
Sensitivity
Net interest margin	201.79
Market Value	1,093.77
Balance Sheet Management
VaR	396.56
(1) Includes the balance sheet total, except for the financial assets and liabilities held for trading.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

A2. Structural liquidity management

Structural liquidity management seeks to finance the Bank’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

The main features of the structural liquidity management in 2009 were as follows:

• Ample structural liquidity position. Since Santander is basically a commercial bank, customer deposits constitute the main source of liquidity in its financing structure. These deposits, combined with capital and other similar instruments, enable the Bank to cover most of its liquidity requirements and, as a result, the financing raised in wholesale markets is moderate with respect to the size of its balance sheet.

• In Brazil, the legal reserve requirement takes a considerable part of the funding.

• Obtainment of liquidity through diversification in instruments. Additionally, subordinated and senior debts have an overall long maturity.

• The local balance sheet should be self-funded.

• Based on stress test results, a minimum liquidity buffer is maintained.

• Santander reliance in international funding is not considerable.

• The aim is that hard currency related activities be funded with third parties hard currency funding.

• Though, given that potential disruptions in this market, Santander Brazil has mechanisms to use the local liquidity in order to support hard currency activities.

• High capacity to obtain on-balance-sheet liquidity. Government bond positions are held for liquidity management purposes.

• The Bank performs control and management functions, which involves planning its funding requirements, structuring the sources of financing to achieve optimum diversification in terms of maturities and instruments, and defining contingency plans.

In practice, the liquidity management performed by the Bank consists of the following:

• Each year, a liquidity plan is prepared on the basis of the financing needs arising from the budgets of each business. Based on these liquidity requirements and taking into account certain prudential limits on the obtainment of short-term market financing, the Bank establishes an issue and securitization plan for the year.

• Throughout the year the Bank periodically monitors the actual changes in financing requirements and updates this plan accordingly.

• Control and analysis of liquidity risk. The primary objective is to guarantee that the Bank has sufficient liquidity to meet its short- and long-term financing requirements in normal market situations. To this end, the Bank employs certain balance-sheet control measures, such as the liquidity gap and liquidity ratios.

Simultaneously,various scenario (or stress-scenario) analyses are conducted which consider the additional requirements that could arise if certain extreme but plausible events occur. The aim pursued is to cover a broad spectrum of situations that are more or less likely to affect the Bank, thus enabling it to prepare the related contingency plans.

IV. Operational and Technological Risks and Business Continuity Management

The adequate management and control of operational risks are among the competitive drivers for the Santander Brazil . In the Bank’s ongoing endeavor to ensure the effectiveness of its internal control system and to prevent and mitigate operational risk events and losses, it is necessary to adopt, maintain and disseminate an operational risk management culture, policies and framework.

The mission statement for the Operational Risk Unit reflects this concern:

“The Unit is responsible for implementing and disseminating the culture, policies and framework necessary to ensure that all employees are actively committed to adequately managing and controlling operational risks, technological risks and business continuity while maintaining the effectiveness of the internal control system. It is in this manner that the area contributes to attaining the objectives of both the Santander Brazil and its stakeholders.”

Through its operational risk management practices and its operational processes, the Santander Brazil strives to continually rank among the top financial institutions recognized as having the best practices. As such, the Bank’s processes contribute to achieving its strategic objectives while at the same time continually enhancing its soundness, reliability and reputation in both the domestic and international markets.

In alignment with external supervisory and regulatory bodies, the Santander Brazil defines operational risk events as those resulting from deficiencies or failures in internal processes, people and systems, in additional to those resulting from external events. An operational risk event may or may not result in financial losses, affect business continuity, or have an adverse effect on stakeholders.

The Santander Brazil has adopted a well defined model to meet the challenges that operational and technological risks present. Risk management for daily activities falls under the aegis of the functional units. At the same time, the following organizational structure is part of the Bank’s corporate governance framework:

• Operational Risk Executive Committee

• Operational Risk Unit

• Information Security Department

• Special Occurrences Department

• Fraud Prevention and Intelligence Department

• Operational and Technological Risks Department

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Operational and Technological Risks Department

The Operational and Technological Risks Department is responsible for implementing best practices for the management and control of operational risks, technological risks and business continuity. The department assists managerial and operational staff in meeting their strategic objectives, strengthening the robustness of the decision-making process, optimizing execution of daily activities, in addition to complying with regulatory obligations. Overall, the joint effort results in maintaining the Bank’s soundness, reliability and reputation.

The foundations of the operational and technological risk management and control model combine two approaches: centralized and decentralized.

Centralized Approach

As per the centralized approach, the Operational and Technological Risks Department is responsible for the control of operational and technological risks. Departmental responsibilities include: identify, assess, capture, monitor, control, analyze, consolidate, model and assist in mitigating not only relevant operational risks but also loss events resulting from operational and technological risks. The scope of the Department’s responsibility comprises organizational units, processes and entities belonging to the Santander Brazil.

Decentralized Approach

As per the decentralized approach, each individual organizational unit along with the corresponding managers is responsible for operational and technological risk management. Internal Control and Operational Risk Agents in conjunction with the Operational and Technological Risks Department provide support through policies, methodologies and tools.

The Santander Brazil strives to integrate and consolidate best practices for operational risk management and control. In conjunction with the centralized and decentralized management approaches, the Bank adopts complementary approaches. Such additional practices are based on qualitative and quantitative elements, technological risk management and control, and business continuity management.

Qualitative and Quantitative Approaches

The objective of the qualitative approach is to identify and mitigate the materialization of operational risk. Moreover, through qualitative analysis, risk profiles are determined for departments, processes and products. The goal is to strengthen the internal control environment and monitor corporate key risk indicators.

The quantitative and qualitative approaches correlate. The quantitative approach aids in detecting, remedying and mitigating operational risk. In addition, quantitative techniques provide tools for analysis and decision-making whether strategic or operational.

The main methodological tools for the qualitative and quantitative approaches are as follows:

• Operational and technological risk matrix

• Abridged operational and technological risk matrix for new products

• Self-assessment questionnaires

• Internal historical database for operational risk events and losses

• Projecting forecasts and monitoring limits for operational risk losses

• Analysis and treatment of operational risk failures and events, including corrective action plans

• Key risk indicators for operational risks

By combining the qualitative and quantitative approaches, the Bank optimizes operational, technological and business continuity risk management. Consequently, this reflects on economic and regulatory capital requirements.

Technological Risk Management and Control

With regards to technological risks, the responsibility is to assist managers in identifying and evaluating risks and the respective internal controls as they specifically pertain to information technology (IT) processes and activities. The scope of activities comprises defining methodologies, tools and systems for corporate technological risk management in addition to coordinating efforts with IT managers to prevent and reduce the frequency and severity of technological risk events.

Business Continuity Risk Management and Control

With regards to business continuity management, the responsibility is to coordinate and control the implementation, maintenance and upkeep of the methodology as it pertains to the Santander Brazil. Key elements of the methodology are:

• Business Impact Analysis

• Business Continuity Plan: Development and Simulation

• Crisis Response Group

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Scope and Sustainability

By acting in an ethical and professional manner, risk management and control result in important achievements that contribute to the continuity of the Institution and its sustainable development. Accomplishments include:

• Improved operational efficiency, productivity enhancements, optimized economic and regulatory capital allocations.

• Strengthening the Bank’s reputation and improving the stakeholders’ risk versus reward relationship.

• Timely compliance with new regulatory requirements.

• Preserve the quality and reliability of the product and service offering.

• Timely correction of vulnerabilities identified in processes.

• Timely follow-up and compliance with specific regulatory requests.

• Acculturation of risk management awareness and accountability.

• Develop and deliver both on-line and face-to-face training programs.

• Create awareness of operational risk management and control through internal communication channels.

This framework allows the Bank to continuously improve its methodologies and to embed a cultural awareness throughout the Organization with respect to the responsibility for managing and controlling operational risk.

Differential

The Operational Risk Unit maintains its staff professionally up-to-date and trained to face a changing business environment. Moreover, the Unit offers both Intranet and face-to-face training programs to other staff members throughout the Bank.

Noteworthy accomplishments include:

• Annual Operational and Technological Risk Prevention and Control Week.

• Integration program for new employees, consisting of lectures that focus on each individual’s responsibility within the context of operational risk management.

• Training on how to assess the internal control environment.

• Elaborate, publish and maintain policy manuals that reinforce cultural awareness and employee involvement in operational risk management practices.

• Coordinate the annual operational risk loss forecast, identify action plan initiatives to reduce losses and improve accountability.

• Develop key risk indicators to obtain data for absolute and comparative analysis based on volumes and benchmarks.

• Interact with other units throughout the Bank and elect representatives within the most risk-prone areas including Information Technology.

Outlook

Based upon the framework, methodologies, and modus operandi that are in place, the Santander Brazil aims to strengthen its position both locally and internationally. As such, the Bank strives to consolidate its strategy and remain in the forefront of operational, technological and business continuity risk management and control. Further substantiating this claim is the implementation of not only an efficient and effective internal control environment but also a risk exposure identification process.

Key accomplishments and additional information, such as the establishment of the Operational Risk Executive Committee, have been published since December 2008 in Annual Reports and Consolidated Financial Statements, which can be found at www.ri.santander.com.br.

V. REPUTATIONAL RISK

1. Reputational Risk

Santander (Brazil) believes that the fundamental precept of its long-term business sustainability and shareholder value creation requires proper conduct of the business activities in accordance with Santander Corporate Values.

Compliance risk has been defined as the risk of legal or regulatory sanctions, material financial loss, or reputational harm Santander (Brazil) may suffer as a result of its failure to comply with relevant laws, regulations, principles and rules, standards and codes of conduct applicable to its activities, in letter and in spirit.

Santander (Brazil) defines reputational risk as a risk arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception.

Such risk can result from either:

• Actions and behaviour of the organization or its staff like products sold, services provided or interactions with stakeholders, which constitutes direct risk.

• Actions and behaviour of external parties, which constitutes indirect risk.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

2. Organization and independence of the Compliance function

A key component of risk management is to ensure that the bank’s reputation is preserved and enhanced through selecting to engage responsibly in the right business, with the right clients.

The Compliance Department is responsible for assisting the bank to identify, measure and mitigate a significant part of the compliance risk but not in its entirety. Other key stakeholders in the process include the Supervisory Board, Senior Management, Finance Department, Human Resources, Risk Department and Legal.

The compliance function within the bank is the independent oversight on behalf of senior management of those core processes and related policies and procedures that seek to ensure the bank is in conformity with industry-specific laws and regulations in letter and spirit, thereby helping to maintain the bank’s reputation.

3. Directives

a. Compliance principles – Ethics and Conduct in the Securities Markets

• The Bank’s ethical principles and conduct parameters are established in internal policies which are made available and formally adhered to by all employees. Proper communication channels are in place to clarify doubts and complaints from staff, and monitoring and controls are conducted in a way that adherence is secured.

b. Anti-money laundering

• The Bank’s anti-money laundering policies are based on the knowledge and rigorousness in the acceptance of new clients, complemented by the continuous scrutiny of all transactions entered into by the bank. The importance given to the theme is reflected on the direct involvement of higher management, namely the Executive Committee for AML and Compliance, which meets each trimester to deliberate on issues regarding the theme and to be directly involved with new clients acceptance and suspicious transactions reporting.

c. New products and services and suitability

• All new products and services are debated/analyzed in internal committees on several levels until their risks are completely minimized, the Global Committee of New Products (CNGP), integrated by senior executives of Santander (Spain), being the ultimate approval instance.

VI. COMPLIANCE WITH THE NEW REGULATORY FRAMEWORK

The Santander Bank has assumed from the outset a firm commitment to the principles underlying the “Revised Framework of International Convergence of Capital Measurement and Capital Standards” (Basel II). This framework allows entities to make internal estimates of the capital they are required to hold in order to safeguard their solvency against events caused by various types of risk. As a result of this commitment, the Santander Bank has devoted all the human and material resources required to ensure the success of the Basel II implementation plan. For this purpose, a Basel II team was created in the past, consisting of qualified professionals from the Bank’s different areas: mainly Risks, Technology and Operations, the Controller’s Unit, Financial Management, Internal Audit -to verify the whole process, as the last layer of control at the entity- , and Business -particularly as regards the integration of the internal models into management. Additionally, specific work teams have been set up to guarantee the proper management of the most complex aspects of the implementation.

Supplementing the efforts of the Basel II operating team, Santander Bank senior management has displayed total involvement from the very beginning. Thus, the progress of the project and the implications of the implementation of the New Capital Accord for the Santander Bank have been reported to the management committee and to the board of directors on a regular basis.

In the specific case of credit risk, the implementation of Basel II entails the recognition, for regulatory capital purposes, of the internal models that have been used for management purposes.

The Bank intends to apply, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of net exposure of the loan portfolio covered by this approach is close to 100%.

Given the medium-low risk profile characterizing Santander’s business activities, since it focuses primarily on commercial banking (corporations, SMEs and individuals), and the significant diversification of the Bank’s risk and business profiles will enable it to offset the additional capital requirements arising from the Internal Capital Adequacy Assessment Process (presented under Pillar 2), which takes into account the impact of risks not addressed under Pillar 1 and the benefits arising from the diversification among risks, businesses and geographical locations.

In addition to the supervisory validation and approval process, the Santander Bank continued in 2009 with the project for the progressive implementation of the technology platforms and methodological developments required for the roll-out of the AIRB approaches for regulatory capital calculation purposes. Therefore, the Bank expects to apply advanced approaches for the calculation of regulatory capital requirements at its business units in Brazil in 2013, after the required approval from the supervisory authorities has been obtained.

As regards the other risks explicitly addressed under Pillar 1of Basel II, the Santander Bank is developing internal model for market risk with respect to the Treasury area’s trading activities in Brazil. It is expected that Banco Santander Brazil presents the application in the 2nd. Semester of 2010 to regulators in order to use internal models to calculate regulatory capital. As far as operational risk is concerned, the Bank decided to use the standardized approach for regulatory capital calculation purposes, since it considers that the use of AMA approaches for this risk is somewhat premature.

Pillar 2 is another significant line of action under the Basel II Corporate Framework. In addition to reviewing and strengthening the methodology supporting the economic capital model, the technology was brought into line with the platform supporting Pillar 1, so that all the information on credit risk will come from this source when Brazil implement internal models under Pillar 1. In 2008 the Santander Bank’s economic capital model was submitted to a thorough review by an international team of CEBS supervisors led by the Bank of Spain, in addition to the internal review conducted at the end of 2008 by the Bank’s internal validation and internal audit teams.

Internal validation of risk models

Internal validation is a pre-requisite for the supervisory validation process. A specialized unit of the Entity, with sufficient independence, obtains a technical opinion on the adequacy of the internal models for the intended internal or regulatory purposes, and concludes on their usefulness and effectiveness. This unit must also assess whether the risk management and control procedures are adequate for the Entity’s risk strategy and profile.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

In addition to complying with the regulatory requirement, the internal validation function provides an essential support to the risk committee and the local risk committees in the performance of their duties to authorize the use of the models (for management and regulatory purposes) and in their regular reviews, since senior management must ensure that the Entity has appropriate procedures and systems in place for the monitoring and control of credit risk.

Internal model validation at the Santander Bank encompasses credit risk models, market risk models, option pricing models and the economic capital model. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the quality of the data they provide, on which their effective operation relies, and, in general, all the relevant aspects of advanced risk management (controls, reporting, uses, involvement of senior management, etc.). Therefore, the aim of internal validation is to review quantitative, qualitative, technological and corporate governance-related aspects.

The internal validation function is located, at corporate level, within the Integrated Risk Control and Internal Risk Validation area (CIVIR) and reports directly to head office (the third deputy chairman of the Bank and to the chairman of the risk committee) in Madrid. This function is performed at a global and corporate level in order to ensure uniformity of application. The need to validate models implemented at thirteen different units subject to nine different local supervisors, combining efficiency and effectiveness, made it advisable to create three corporate validation centers located in Madrid, London and Sao Paulo. This facilitates the application of a corporate methodology that is supported by a set of tools developed internally by the Santander Bank which provide a robust corporate framework for application at all the Bank’s units and which automate certain verifications to ensure efficient reviews.

It should be noted that the Santander Bank’s corporate internal validation framework is fully consistent with the internal validation criteria for advanced approaches issued by the Bank of Spain. Accordingly, the Bank maintains the segregation of functions between internal validation and internal audit, which, in its role as the last layer of control at the Bank, is responsible for reviewing the methodology, tools and work performed by internal validation and for giving its opinion on the degree of effective independence.

Capital Management

The Bank’s capital management is performed at regulatory and economic levels.

Regulatory capital management is based on the analysis of the capital base and the capital ratios using the criteria of Brazilian Central Bank. The aim is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, ratings agencies and investors. Active capital management includes securitizations, sales of assets, preference and subordinated issues of equity instruments and hybrid instruments.

From an economic standpoint, capital management seeks to optimize value creation at the Bank and at its different business units. To this end, the economic capital, RORAC (return on risk-adjusted capital) and value creation data for each business unit are generated, analyzed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar 2 of the Basel Capital Accord), the Bank uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in different economic scenarios, with the solvency levels agreed upon by the Bank.

In order to adequately manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on reference to the budgetary information (balance sheet, income statement, etc.) and on macroeconomic scenarios defined by the Economic Research Service. These estimates are used by the Bank as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables, GDP, interest rates, stock market indexes, etc. that mirror historical crises that could happen again.

VII. ECONOMIC CAPITAL

Main objectives

The emergence of economic capital models across the financial world was aimed at addressing a fundamental problem of regulatory capital. Risk Sensitiveness. The latter is mandatory and has been defined by regulators in a one-size-fits-all manner for comparison purposes.

By contrast, economic capital models are primarily designed to yield risk sensitive estimations with two objectives in mind: managing risk more accurately and allocating the cost of maintaining regulatory capital among different units within the organisation.

Taking into consideration the importance of developing risk sensitive capital models, Santander Brazil has been making all the efforts to build a robust economic capital model and integrate it fully in the management of the business.

The main objectives of Santander’s Economic capital framework are:

1 – Consolidate Pillar II and other risks impinging business activities into a single quantitative model, as well as fine tune capital estimations by establishing correlations between the different risks;

2 – Quantify and monitor variations on different types of risk;

3 – Distribute capital consumption for the main portfolios and manage its return on capital efficiency (RoRAC);

4 – Estimate the Economic Value Added for each business unit in order to assess performance targets and improve the shareholder’s return. The Economic profit must surpass the group’s Cost of Capital;

5 – Compliance with the home and host regulators in the process of the supervisory review of Pillar II.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The Model

When calculating economic capital the Bank must decide the levels of losses it wants to cover. This is defined by the level of confidence with which it wants to ensure the continuation of its business. Santander’s adopted confidence level is at 99.97% which is considerably above the 99.90% required by Basel II. This basically means that Santander assumes a probability of default of 0.03%, three times lower than the 0.1% proposed by Basel II.

As a result of its prudent economic capital model, Santander meets the criteria for receiving a global AA rating.

Brazil’s Risk profile

The risk profile of Brazil is distributed by the following types of risks:

% Capital
Risk	Dec 09
Credit	68.6%
Market	4.1%
ALM	10.4%
Business	8.8%
Operational	8.1%
TOTAL	100%

The Credit activity, which in Dec 2009 required 68,6% of Brazil’s economic capital, continued to be the main source of risk. This was followed by ALM, Business and Operational Risk respectively.

Business risk has very conservative Beta factors which are applied to General Business Expenses. Operational Risk uses as its basis the Standardised approach. As such, it applies Beta factors to the Gross Income which is and it is very punitive for countries with high spreads.

Risk	Dec 08	jun/08	Dec 09	jun/09
Credit	73.7%	73.1%	68.6%	69.8%
Market	1.8%	4.2%	4.1%	6.7%
ALM	7.2%	6.7%	10.4%	7.0%
Business	10.3%	8.5%	8.8%	8.6%
Operational	7.0%	7.5%	8.1%	7.7%
TOTAL	100%	100%	100%	100%
(*) The Economic Capital model did not include data of Banco Real for Jun 08. In order to include both banks a proxy was used for estimating the number.
(**) A forecast has been used for Dec 09.

The estimated RoRAC (risk adjusted return) for Dec 09 is 22.91%.

Santander Brazil periodically assesses the level and evolution of the creation of value (EVA) of its main business units. The EVA is the profit generated above the cost of capital employed, and is calculated using the following formula:

EVA=RoRAC – Cost of Capital

RoRAC=Economic Profit/Economic Capital

The economic profit is obtained by making some necessary adjustments to the Net profit. The cost of capital, which is the minimum remuneration required by the shareholders, can be calculated by adding to the risk free return , the premium that shareholders require to invest in Santander. The model currently in use is the CAPM.

Santander also conducts capital planning based on stress test scenarios with the purpose of obtaining future projections of economic and regulatory capital. Results forecasts for the Bank are incorporated into the various scenarios in a coherent way, including their strategic objectives (organic growth, M&A, pay-out ratio, debt issues, etc). Possible capital management strategies are identified to enable the Bank’s solvency and return on capital to be optimised.

Despite the fact that the economic capital estimations yield conservative numbers, Santander is in a very comfortable position. The bank has 95% more capital than the economic capital requirement. As for the regulatory capital the bank has 108% more capital. (It does not consider the goodwill effect).

RoRAC

Santander has been using RoRAC since 1993, with the following purposes:

1 – To analyse and set a minimum price for operations (admissions) and clients (monitoring);

2 – To estimate the capital consumption of each client, economic groups, portfolio or business segments in order to optimize the allocation of economic capital thus maximising the bank’s efficiency;

3 – To calculate the level of provisions that correspond to average expected losses.

For assessing each transaction the economic capital takes into consideration some variables in order to calculate the Expected and Unexpected losses.

Amongst these variables it is taken into consideration:

1 – Counterparty rating;

2 – Maturity;

3 – Guarantees;

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

4 – Type of financing;

The return on capital is determined by the cost of capital. In order to create value for the shareholders the minimum return that a transaction must yield must be higher than Santander’s cost of capital. A transaction which does not cover the cost of capital is not approved.

VIII. TRADING BOOK SENSITIVITY ANALYSIS

From a local regulatory point of view, Banco Santander’s trading risk management is focused on portfolios and risk factors pursuant to BACEN’s regulations and good international practices.

As in the management of market risk exposure, financial instruments are segregated into trading and banking portfolios according to the best market practices and the transaction classification and capital management criteria of the Basel II New Standardized Approach of BACEN. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Bank business lines and their possible hedges. Accordingly, based on the nature of the Bank’s activities, the sensitivity analysis was fully applied to the trading portfolio, as this portfolio represents the exposures that may have impacts on the Bank’s income.

The table below summarizes the stress values generated by the Bank’s corporate systems, related to the trading portfolio, for each one of the portfolio scenarios as of the dates specified on each table and does not necessarily reflect the current position, in view of the market dynamics and the Bank’s activities.

Santander Group Brazil Trading Book Sensitivity

in thousand of BRL			Dec 08				Dec 09

Risk Factor	Scenario	Scenario	Scenario	Risk Factor	Scenario	Scenario	Scenario
	1	2	3		1	2	3
IR USD	(1,092)	14,279	96,598	IR USD	4,727	36,066	169,130
IR Other Currency	(1,198)	(11,981)	(59,903)	IR Other Currency	(4,025)	(40,251)	(201,256)
Fixed Rate (BRL)	(3,354)	(33,536)	(167,681)	Fixed Rate (BRL)	(3,640)	(36,401)	(182,006)
Cash Equity & Equity	3,812	9,529	19,058	Cash Equity & Equity	(565)	(1,411)	(2,823)
Index				Index
Inflation	(1,809)	(18,086)	(90,431)	Inflation	465	4,654	23,272
Other	(3,609)	(36,091)	(180,455)	Other	(2)	(23)	(114)
TOTAL	(7,250)	(78,886)	(382,814)	TOTAL	(3,040)	(37,366)	(193,797)

Scenarios 2 and 3 above consider the deterioration situations established in CVM Instruction 475, of December 17, 2008, considered as of low probability. According to the strategy defined by Management, if signs of deterioration are detected, actions are taken to minimize possible negative impacts.

Scenario 1: usually reported in our daily reports and corresponds to an upward shock of 10 basis points on the local and foreign currencies coupon curves, plus a shock of 10% on the currency rates (upwards) and stock market (downwards) spot prices, and an upward shock of ten basis points on the volatility surface of currencies used to price options.

Scenario 2: corresponds to an upward shock of 100 basis points on the local and foreign currency coupon curves, plus a shock of 25% on the currency rates (upwards) and stock market (downwards) spot prices, and an upward shock of 100 base points on the volatility surface of currencies used to price options.

Scenario 3: corresponds to an upward shock of 500 basis points on the local and foreign currency coupon curves, plus a shock of 50% on the currency rates (upwards) and stock market (downwards) spot prices, and an upward shock of 500 basis points on the volatility surface of currencies used to price options.

IR USD: all products with price changes tied to changes in the US currency and the US dollar interest rate.

IR Other Currency: all products with price changes tied to changes in any currency other than the US dollar and the US dollar interest rate.

Fixed rate (BRL) - in Brazilian reais: all products with price changes tied to changes in interest rate in Brazilian reais.

Equities and indices: stock market indices, shares and options tied to share indices or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Other: any other product that does not fit in the classifications above.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

45. Supplementary information – Reconciliation of shareholders’ equity and net income of the Bank (Not required under IFRS for the year ended December 31, 2009, 2008 and 2007)

Following the Brazilian Securities Commission (CVM) Instruction 457/7 from 13/07/07, we present a reconciliation of shareholders’ equity and net income attributed to the parent between Brazilian GAAP and IFRS, for each of the periods presented, below:

Thousands of Reais		Note	2009	2008

Shareholders' equity attributed to the parent under Brazilian GAAP			64,492,693	48,756,557
IFRS adjustments, net of taxes:
Pension plan discount rate		e	(174,218)	(179,343)
Classification of financial instruments at fair value through profit or loss		f	19,440	43,675
Redesignation of financial instruments to available-for-sale		a	555,104	552,854
Impairment on loans and receivables		b	960	(234,300)
Accounting under equity method		c	(15,078)	(5,970)
Deferral of financial fees, commissions and inherent costs under effective interest rate method		g	217,205	174,116
Reversal of goodwill amortization and others		h	3,424,772	376,766
Mark to market of foreign currency forward		i	(30,186)	(11,069)
Impairment losses of other financial assets		j	31,773	32,200
Impairment losses on non financial assets		d	17,439	1,542
Realization on purchase price adjustments		k	727,101	315,992
Other			(1,600)	8,179
Shareholders' equity attributed to the parent under IFRS			69,265,405	49,831,199
Minority interest under IFRS			1,338	5,279
Shareholders' equity (including minority interest) under IFRS			69,266,743	49,836,478

Thousands of Reais	Note	2009	2008	2007

Net income attributed to the parent under Brazilian GAAP		1,805,899	1,580,614	1,845,396
IFRS adjustments, net of taxes:
Pension plan discount rate	e	5,125	6,966	12,501
Classification of financial instruments at fair value through profit or loss	f	(6,687)	34,015	9,660
Redesignation of financial instruments to available-for-sale	a	(15,243)	49,260	(11,220)
Accounting under equity method	c	-	(16,897)	(758)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	g	43,089	(39,716)	71,898
Reversal of goodwill amortization and others	h	3,030,122	376,766	-
Impairment on loans and receivables	b	235,260	27,720	(25,080)
Mark to market of foreign currency forward	i	(19,117)	(11,069)	-
Impairment losses of other financial assets	j	(427)	32,200	-
Impairment losses on non financial assets	d	15,897	13,332	2,310
Realization on purchase price adjustments	k	411,109	315,992	-
Other		2,579	9,212	(1,708)
Net income attributed to the parent under IFRS		5,507,606	2,378,395	1,902,999
Minority interest under IFRS		358	231	-
Net income (including minority interest) under IFRS		5,507,964	2,378,626	1,902,999

a) Redesignation of financial instruments to available-for-sale:

Under BR GAAP, the Bank accounts for certain investments in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables:

Under IFRS, based on the guidance provided by IAS 39 “Financial Instruments: Recognition and Measurement”, the Bank estimates the allowance for loan losses based on historical experience of impairment and other circumstances known at the time of assessment. Such criteria differs in certain aspects, to the criteria adopted under BR GAAP, which uses certain regulatory limits defined by the BACEN for purposes of allowance for loan losses calculation.

c) Accounting under equity method:

Under Brazilian GAAP, investments in certain associates are accounted for at cost, as they do not meet the criteria, under these accounting principles, to be accounted for using the equity method. Such criteria include total ownership of at least 10% and the relevance of the investment in the associate in relation to the investor’s total equity. Under IFRS, in accordance with IAS 28 “Investments in Associates”, an investment in an associate which the investor has significant influence, even if less than 20% of ownership, is accounted for using the equity method of accounting. In accordance to Resolution CMN No. 3.619, BR GAAP has been amended to converge with the guidance provided by IAS 28.

d) Impairment losses on non financial assets:

Under BR GAAP, impairment losses on certain tangible assets relating to the Bank’s branches were recognized during the year ended December 31, 2008 as a result of the adoption of CPC 01, “Reduction in the Recoverable Value of Assets.” CPC 01 changed the methodology used in BR GAAP to converge to IFRS (IAS No. 36, “Impairment of Assets.”). Prior to the issuance of CPC 01, the Bank grouped together certain branch assets when evaluating for recoverability. Under IFRS, the Bank evaluates these assets for impairment at the level of each individual branch, in which for the Bank represents a cash generating unit in accordance with IAS 36 “Impairment of Assets”.

e) Pension plan discount rate:

Under BR GAAP, the discount rate used for benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefits”, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on high quality bonds.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

f) Classification of financial instruments at fair value through profit or loss:

Under BR GAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as “fair value through profit or loss”, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. Additionally, certain debt instruments classified as “available for sale” under BR GAAP were designated as “fair value through profit or loss” under IFRS. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

g) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

h) Reversal of goodwill amortization and others:

Under BR GAAP, goodwill is amortized systematically over a period of up to 10 years and the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount. The goodwill amortization is a permanent difference deductible for taxes matters and therefore there is no record of deferred tax liability.

i) Mark to Market of Foreign Currency Forward:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, foreign currency forward contracts are derivatives that are recorded at fair value. Under BR GAAP, these contracts are recorded at amortized cost.

j) Impairment losses of other assets:

Under IFRS, the Bank estimated the impact of accounting for allowance other assets, which is different, in certain aspects, to the criteria adopted under BR GAAP.

k) Realization on purchase price adjustments:

As part of the purchase price allocation, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BR GAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates to the following items:

- The amortization related to the step up in the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

- The amortization of the identified intangible assets with finite lives over their estimated useful lives (over 10 years).

46. Subsequent Events

Anticipated Redemption of Subordinate CDB

On January 22, 2010, the Bank redeemed in advance the Subordinate CDB (bank certificate of deposit), whose creditor was Banco Santander Espanha, with original maturity on March 25, 2019 and amounting to R$1,507,000 thousand, pursuant to authorization granted by the Central Bank of Brazil on January 8, 2010.

The purpose of the anticipated redemption was to improve the funding structure of the Bank, accordingly to the strategy informed in the use of proceeds of the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A." and Form F-1.

Association with Getnet

On January 14, 2010, the Bank signed the contractual and by-law documents instruments with Getnet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda. ("Getnet") to jointly explore, develop and market transaction capture and processing services involving credit and/or debit cards in the Brazilian market. The details of this alliance and its business plan will be presented by the end of the first quarter.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Thousands of Reais
Direct and Indirect controlled by Banco		Participation %		Stockholders'	Net Income
Santander (Brasil) S.A.	Activity	Direct	Indirect	Equity	(Losses)
Santander Seguros S.A. (5)	Insurance and Pension Plans	100.00%	100.00%	2,360,554	340,600
Santander S.A. Corretora de Câmbio e Títulos	Broker	99.99%	100.00%	246,393	66,519
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Asset manager	100.00%	100.00%	237,661	35,913
Banco BANDEPE S.A. (1)	Bank	100.00%	100.00%	4,015,044	349,539
Santander Leasing S.A. Arrendamento Mercantil (2)	Leasing	78.57%	99.99%	11,720,578	1,056,756
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%	685,460	62,518
Santander Administradora de Consórcios Ltda.	Buying club	100.00%	100.00%	3,809	172
Santander Brasil Administradora de Consórcio Ltda. (3)	Buying club	100.00%	100.00%	92,925	38,470
Real Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%	9,616	3,053
Santander Advisory Services S.A. (4)	Other Activities	100.00%	100.00%	131,902	13,867
Companhia Real Distribuidora de Títulos e Valores Mobiliários	Dealer	100.00%	100.00%	82,625	6,596
Santander Corretora de Câmbio e Valores Mobiliários S.A.(6)	Broker	99.99%	100.00%	40,200	1,762
Real Argentina S.A.	Other Activities	98.99%	98.99%	53	(123)
Webmotors S.A.	Other Activities	100.00%	100.00%	40,762	11,743
Agropecuária Tapirapé S.A.	Other Activities	99.07%	99.07%	6,797	355
Real CHP S.A.	Holding	92.78%	92.78%	4,112	3,614

Controlled by Santander Seguros S.A.
Santander Brasil Seguros S.A. (5)	Insurance and Pension Plans	-	100.00%	144,634	14,859
Santander Capitalização S.A. (5)	Savings and annuities	-	100.00%	386,870	138,222

Controlled by Companhia Real Distribuidora de Títulos e Valores Mobiliários
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A.	Broker	-	100.00%	67,784	5,030

Controlled by Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance	-	100.00%	63,762	11,162
Real Corretora de Seguros S.A.	Insurance	-	100.00%	63,792	47,162

Brazil Foreign Diversified Payment Rights Finance Company	Securitisation	-	(a)	67	-
(a) Company over which effective control is exercised.
(1) Current denomination of Banco de Pernambuco S.A. - BANDEPE.
(2) Current denomination of Real Leasing S.A. Arrendamento Mercantil.
(3) Current denomination of ABN AMRO Administradora de Consórcio Ltda.
(4) Current denomination of ABN AMRO Advisory Services S.A.
(5) Consolidated companies with income from July 2009.
(6) Current denomination of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A.

***