Form 20-F
period 2010-12-31
Banco Santander (Brasil) S.A.
filed 2011-04-08
CIK 1471055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number:  001-34476

BANCO SANTANDER (Brasil) S.A.
(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2235 and 2041 – Bloco A
Vila Olímpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive offices)

James H. Bathon, Chief Legal Officer
Banco Santander, S.A.
New York Branch
45 E. 53rd Street
New York, New York 10022
(212) 350-3500
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing the right to receive 55 common shares, no par value, and 50 preferred shares, no par value, of Banco Santander (Brasil) S.A.	New York Stock Exchange

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

BANCO SANTANDER (BRASIL) S.A.

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil.  All references to “U.S. dollars”, “dollars” or “U.S.$” are to United States dollars.  All references to the “euro”, “euros” or “€” are to the common legal currency of the member states participating in the European Economic and Monetary Union.  References to “CI$” are to Cayman Islands dollars.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

Solely for the convenience of the reader, we have translated certain amounts included in “Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank, the “Central Bank” or “BACEN”, as of December 31, 2010, which was R$1.6662=U.S.$1.00, or on the indicated dates (subject to rounding adjustments).  We make no representation that the real or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular exchange rate or at all.

Certain figures included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Financial Statements

We maintain our books and records in reais, our functional currency and presentation currency for the consolidated financial statements.

This annual report contains our consolidated financial statements as of December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and 2008.  Such consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), and have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, whose report is included herein.

As discussed in notes 3 and 27 to our consolidated financial statements, on August 29, 2008, Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. (collectively, Banco Real) became our wholly-owned subsidiaries pursuant to a share exchange transaction (incorporação de ações).  See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisition of Banco Real”.

IFRS differs in certain significant respects from U.S. GAAP.  IFRS also differs in certain significant respects from Brazilian GAAP.  Note 46 to our audited financial statements for the years ended December 31, 2010 and 2009, included herein, contains information relating to certain differences between IFRS and Brazilian GAAP.

For statutory purposes, under CMN Resolution No 3,786, dated September 24, 2009, we are required by the Brazilian Central Bank to prepare consolidated financial statements according to IFRS as issued by the IASB. However, we will also continue to prepare statutory financial statements in accordance with accounting practices established by Brazilian Corporate Law and standards established by the National Monetary Council (CMN), the Central Bank and document template provided in the Accounting National Financial System Institutions (Cosif), the Brazilian Securities Commission (CVM) to the extent it does not conflict with the rules of BACEN, the National Council of Private Insurance (CNSP) and the Superintendency of Private Insurance (SUSEP). Hereafter we refer to such Brazilian accounting practices as “Brazilian GAAP”. See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Auditing Requirements”.

This annual report includes pro forma consolidated financial information at and for the year ended December 31, 2008 that gives effect to our incorporation of Banco Real as if the acquisition of Banco Real by the Santander Group and the share exchange transaction (incorporação de ações) had occurred as of January 1, 2008.  See “Unaudited Pro Forma Consolidated Financial Information”.

Market Share and Other Information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from internal surveys, market research, publicly available information and industry publications.  This data is updated to the latest available information for 2010.  We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian association of credit card companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços), or “ABECS”; the Brazilian association of leasing companies (Associação Brasileira de Empresas de Leasing), or “ABEL”; the Brazilian association of savings and mortgage financing entities (Associação Brasileira de Crédito Imobiliário e Poupança), or “ACREFI”; the Brazilian bank federation (FEBRABAN — Federação Brasileira de Bancos) or “FEBRABAN”; the Brazilian development bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES”; the Brazilian Institute of Geography and Statistics, or the “IBGE”; the Central Bank; the Central Bank system (Sistema do Banco Central), or “SISBACEN”, a Central Bank database; the Getulio Vargas Foundation (FGV — Fundação Getúlio Vargas), or “FGV”; the Superintendency of Private Insurance (Superintendência de Seguros Privados), or “SUSEP”; the national association of financial and capital markets entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or “ANBIMA”; and the national federation of private retirement and life insurance (Federação Nacional de Previdência Privada e Vida), or “FENAPREVI”, among others.  Industry and government publications, including those referenced here, generally state that the information presented therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed.  Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications.  We do not make any representation as to the accuracy of such information.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

A.    Offer Statistics

Not applicable.

B.    Method and Expected Timetable

Not applicable.

ITEM 3.  KEY INFORMATION

A.    Selected Financial Data

Financial information for Santander Brasil at and for the years ended December 31, 2010, 2009,  2008 and 2007  has been derived from the audited consolidated financial statements prepared in accordance with IFRS.  See “Item 18. Financial Statements”.  Financial information for Banco Real has been consolidated with our financial statements since August 30, 2008.  Our results of operations for the year ended December 31, 2008 are not comparable to our results of operations for the year ended December 31, 2007 because of the consolidation of Banco Real in our financial statements as from August 30, 2008.  See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisition of Banco Real”.

Santander Brasil financial data for the year ended December 31, 2006 has been derived from unaudited combined financial statements prepared in accordance with Brazilian GAAP. Santander Brasil financial data at December 31, 2006 has been derived from audited consolidated financial statements prepared in accordance with Brazilian GAAP.  Because of the material differences in criteria and presentation between Brazilian GAAP and IFRS, such information is not comparable with our financial statements prepared in accordance with IFRS.  For a discussion of such differences, see note 46 to our consolidated financial statements.

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

Santander Brasil Income Statement Data in Accordance with IFRS

	Santander Brasil
	For the years ended December 31,
	2010	2010	2009	2008 (pro forma)	2008	2007
	(in millions of U.S.$, except as otherwise indicated)(1)	(in millions of R$, except as otherwise indicated)
Interest and similar income	24,552	40,909	39,343	38,102	23,768	13,197
Interest expense and similar charges	(10,091)	(16,814)	(17,176)	(18,872)	(12,330)	(7,002)
Net interest income	14,461	24,095	22,167	19,230	11,438	6,195
Income from equity instruments	31	52	30	39	37	36
Income from companies accounted for by the equity method	26	44	295	305	112	6
Fee and commission income	4,701	7,833	7,148	6,849	4,809	3,364
Fee and commission expense	(599)	(998)	(910)	(983)	(555)	(266)
Gains (losses) on financial assets and liabilities (net)	875	1,458	2,716	(485)	(1,286)	1,517
Exchange differences (net)	250	417	(51)	1,261	1,476	382
Other operating income (expenses)	(209)	(348)	(115)	(74)	(60)	133
Total income	19,536	32,553	31,280	26,143	15,971	11,367
Administrative expenses	(6,740)	(11,231)	(10,947)	(11,532)	(7,185)	(4,460)
Depreciation and amortization	(742)	(1,237)	(1,249)	(1,236)	(846)	(580)
Provisions (net)(2)	(1,185)	(1,974)	(3,481)	(1,702)	(1,230)	(1,196)
Impairment losses on financial assets (net)(3)	(4,942)	(8,234)	(9,966)	(6,570)	(4,100)	(2,160)
Impairment losses on other assets (net)	(13)	(21)	(901)	(85)	(77)	(298)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	(35)	(59)	3,369	33	7	1
Gains (losses) on non-current assets held for sale not classified as discontinued operations	119	199	32	22	9	13
Operating profit before tax	5,998	9,997	8,137	5,072	2,549	2,687
Income taxes	(1,569)	(2,614)	(2,629)	(1,159)	(170)	(784)
Consolidated profit for the year	4,429	7,383	5,508	3,913	2,379	1,903
Earnings per share
Basic and diluted earnings per 1,000 shares
Common shares (reais)		17.67	15.32	11.65	11.59	14.02
Preferred shares (reais)		19.44	16.85	12.81	12.75	15.43
Common shares (U.S. dollars)(1)		10.61	9.19	6.99	6.69	8.41
Preferred shares (U.S. dollars)(1)		11.67	10.11	7.69	7.65	9.26
Dividends and interest on capital per 1,000 shares(4)
Common shares (reais)		8.47	4.11		4.26	16.30
Preferred shares (reais)		9.32	4.52		4.69	17.93
Common shares (U.S. dollars)(1)		5.08	2.47		2.56	9.78
Preferred shares (U.S. dollars)(1)		5.59	2.71		2.81	10.76

Weighted average shares outstanding (in thousands) – basic and diluted
Common shares	212,841,732	183,650,861	171,800,386	104,926,194	69,383,705
Preferred shares	186,202,385	159,856,132	149,283,961	91,168,064	60,285,449

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2010 for reais into U.S. dollars of R$1.6662 to U.S.$1.00.

(2)	Mainly provisions for legal and tax contingencies.

(3)	Net provisions to the credit loss allowance less recoveries of loans previously written off.

(4)	Includes dividends based on net income and dividends based on reserves.

Santander Brasil Balance Sheet Data in Accordance with IFRS

	Santander Brasil
	At December 31,
	2010	2010	2009	2008	2007
	(in millions of U.S.$)(1)	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank	34,090	56,800	27,269	23,700	22,277
Financial assets held for trading	14,897	24,821	20,116	19,986	12,293
Other financial assets at fair value through profit or loss	10,767	17,940	16,295	5,575	1,648
Available-for-sale financial assets	28,332	47,206	46,406	30,736	9,303
Loans and receivables	104,493	174,107	152,163	162,725	55,034
Hedging derivatives	70	116	163	106	—
Non-current assets held for sale	40	67	172	113	32
Investments in associates	223	371	419	634	55
Tangible assets	2,712	4,518	3,702	3,829	1,111
Intangible assets	19,183	31,963	31,618	30,995	1,799
Tax assets	8,908	14,842	15,779	12,920	4,223
Other assets	1,148	1,912	1,871	2,871	544
Total assets	224,863	374,663	315,973	294,190	108,319
Liabilities
Financial liabilities held for trading	2,872	4,785	4,435	11,210	4,650
Other financial liabilities at fair value through profit or loss	—	—	2	307	690
Financial liabilities at amortized cost	152,048	253,341	203,568	213,973	84,781
Deposits from the Brazilian Central Bank	—	—	240	185	—
Deposits from credit institutions	25,442	42,392	20,956	26,325	18,217
Customer deposits	100,798	167,949	149,440	155,495	55,147
Marketable debt securities	12,056	20,087	11,439	12,086	2,806
Subordinated liabilities	5,819	9,695	11,305	9,197	4,210
Other financial liabilities	7,933	13,218	10,188	10,685	4,401
Hedging derivatives	—	—	10	265	—
Liabilities for insurance contracts	11,789	19,643	15,527	—	—
Provisions(2)	5,639	9,395	9,480	8,915	4,816
Tax liabilities	6,320	10,530	9,457	6,156	1,719
Other liabilities	2,164	3,605	4,228	3,527	1,454
Total liabilities	180,832	301,299	246,707	244,353	98,111
Shareholders’ equity	43,555	72,572	68,706	49,318	8,671
Valuation adjustments	471	784	559	514	1,537
Non-controlling interests	5	8	1	5	—
Total equity	44,031	73,364	69,266	49,837	10,208
Total liabilities and equity	224,863	374,663	315,973	294,190	108,319

	Santander Brasil
	At December 31,
	2010	2010	2009	2008	2007
	(in millions of U.S.$)(1)	(in millions of R$)
Average assets	204,828	341,285	298,174	163,621	100,243
Average interest-bearing liabilities	119,107	198,456	184,332	109,455	69,204
Average shareholders’ equity	43,137	71,875	56,192	23,110	10,521

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2010 for reais into U.S. dollars of R$1.6662 to U.S.$1.00.

(2)	Provisions for pensions and contingent liabilities.

Santander Brasil Ratios

	At and for the years ended December 31,
	2010	2009	2008	2007
Profitability and performance
Net yield(1)	8.8%	9.7%	8.6%	7.2%
Return on average total assets	2.2%	1.8%	1.5%	1.9%
Return on average shareholder’s equity	10.3%	9.8%	10.3%	18.1%
Adjusted return on average shareholder’s equity(2)	16.9%	19.3%	16.8%	18.1%
Capital adequacy
Average shareholder’s equity as a percentage of average total assets	21.1%	18.8%	14.1%	10.5%
Average shareholder’s equity excluding goodwill as a percentage of average total assets excluding goodwill(2)	13.9%	10.5%	9.2%	10.5%
Basel capital adequacy ratio(3)	22.1%	25.6%	14.7%	14.2%
Asset quality
Nonperforming assets as a percentage of total loans(4)	5.8%	7.2%	5.4%	4.1%
Nonperforming assets as a percentage of total assets(4)	2.7%	3.1%	2.6%	2.2%
Nonperforming assets as a percentage of computable credit risk(4)(5)	5.1%	6.2%	4.7%	3.2%
Allowance for credit losses as a percentage of non-performing assets(4)	98.3%	101.7%	105.8%	107.5%
Allowance for credit losses as a percentage of total loans	5.8%	7.2%	5.4%	4.4%
Net loan charge-offs as a percentage of total loans	6.2%	6.2%	2.3%	4.7%
Nonperforming assets as a percentage of shareholders’ equity(4)	12.9%	14.4%	15.7%	24.1%
Nonperforming assets as a percentage of shareholders’ equity excluding goodwill(2)(4)	21.1%	24.5%	35.4%	24.1%
Liquidity
Total loans, net as a percentage of total funding	63.0%	66.4%	66.0%	60.7%
Deposits as a percentage of total funding	87.6%	88.2%	89.5%	91.3%
Other Information
Efficiency
Efficiency ratio(6)	34.5%	35.0%	45.0%	39.2%

(1)	Net yield is defined as net interest income (including dividends on equity securities) divided by average interest earning assets.

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

The reconciliation below presents the calculation of these non-GAAP financial measurements from each of their most directly comparable GAAP financial measurements.  Such reconciliation was made only for the year ended December 31, 2010, 2009 and 2008 because goodwill was not material in the year ended December 31, 2007 and, accordingly, the ratios presented are unaffected by the exclusion of goodwill.

	At and for the Year Ended December 31,
	2010	2009	2008
Return on average shareholder’s equity:
Consolidated profit for the year	7,382,574	5,507,964	2,378,626
Average shareholder’s equity	71,874,533	56,191,917	23,109,873
Return on average shareholder’s equity	10.3%	9.8%	10.3%
Adjusted return on average shareholder’s equity:
Consolidated profit for the year	7,382,574	5,507,964	2,378,626
Average shareholder’s equity	71,874,533	56,191,917	23,109,873
Average goodwill	28,312,236	27,713,675	8,924,823
Average shareholder’s equity excluding goodwill	43,562,297	28,478,242	14,185,050
Adjusted return on average shareholder’s equity	16.9%	19.3%	16.8%
Average shareholder’s equity as a percentage of average total assets:
Average shareholder’s equity	71,874,533	56,191,917	23,109,873
Average total assets	341,284,421	298,173,433	163,621,250
Average shareholder’s equity as a percentage of average total assets	21.1%	18.8%	14.1%
Average shareholder’s equity excluding goodwill as a percentage of average total assets excluding goodwill:
Average shareholder’s equity	71,874,533	56,191,917	23,109,873
Average Goodwill	28,312,236	27,713,675	8,924,823
Average shareholder’s equity excluding goodwill	43,562,297	28,478,242	14,185,050
Average total assets	341,284,421	298,173,433	163,621,250
Average Goodwill	28,312,236	27,713,675	8,924,823
Average total assets excluding goodwill	312,972,185	270,459,758	154,696,427
Average shareholder’s equity excluding goodwill as a percentage of average total assets excluding goodwill	13.9%	10.5%	9.2%
Nonperforming assets as a percentage of shareholder’s equity:
Nonperforming assets	9,348,648	9,899,884	7,730,464
Shareholder’s equity	72,571,563	68,706,363	49,317,582
Nonperforming assets as a percentage of shareholder’s equity	12.9%	14.4%	15.7%
Nonperforming assets as a percentage of shareholder’s equity excluding goodwill:
Nonperforming assets	9,348,648	9,899,884	7,730,464
Shareholder’s equity	72,571,563	68,706,363	49,317,582
Goodwill	28,312,236	28,312,236	27,488,426
Shareholder’s equity excluding goodwill	44,259,327	40,394,127	21,829,156
Nonperforming assets as a percentage of shareholder’s equity excluding goodwill	21.1%	24.5%	35.4%

Our calculation of these non-GAAP measures may differ from the calculation of similarly titled measures used by other companies.  We believe that these non-GAAP financial measures provide useful information to investors because the substantial impact of the R$27.5 billion goodwill arising from the acquisition of Banco Real during the year ended December 31, 2008 masks the significance of other factors affecting shareholders’ equity and the related ratios.  In addition, consistent with the guidance provided by the Basel II framework with respect to capital measurement, in all measures used to manage our business, we consider shareholders’ equity excluding goodwill.  We believe that exclusion of goodwill from shareholders’ equity, in addition to being consistent with Basel II, reflects the economic substance of our capital because goodwill is not an asset that can absorb cash losses and we do not otherwise take it into account in managing our operations.  Accordingly, we believe that the non-GAAP measures presented are useful to investors,  because they reflect the economic substance of our capital.  The limitation associated with the exclusion of goodwill from shareholders’ equity is that it has the effect of excluding a portion of the total investment in our assets.  We compensate for this limitation by also considering shareholders equity including goodwill, as set forth in the above table.

(3)
In July 2008, new regulatory capital measurement rules, which implement the Basel II standardized approach, went into effect in Brazil, including a new methodology for credit risk and operational risk measurement, analysis and management.  As a result, our capital adequacy ratios as of any date after July 2008 are not comparable to our capital ratios as of any prior date.  Our Basel capital adequacy ratios are calculated excluding goodwill, in accordance with the Basel II standardized approach (provided by the “International Convergence of Capital Measurement and Capital Standards — A Revised Framework Comprehensive Version” issued by the Basel Committee on Banking Supervision from the Bank for International Settlements).

(4)	Non-performing assets include all credits past due by more than 90 days and other doubtful credits.

(5)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets), guarantees and documentary credits.

(6)
Efficiency ratio is defined as administrative expenses divided by total income. Our calculation for the efficiency ratio disclosed herein differs from another, with similar name, used by us in other quarterly managerial publications, due to an adjustment for the hedge of the investment in the Cayman Islands branch. The adjustment, which impacts the income tax and gains (losses) on financial assets and liabilities and exchange rate differences, does not affect the net profit. Our management believes that the adjusted efficiency ratio provides a more consistent framework for evaluating and conducting business, as a result of excluding from our revenues the effect of the volatility caused by possible gains and losses on our hedging strategies for tax purposes. As an example, in 2010 and 2009 the impact of Cayman tax was R$ 272 million and R$ 1,146 million, respectively, which corresponded to a variation in the efficiency ratio by 0.3 percentage points in 2010 and 1.6 percentage points in 2009. Another factor to be considered is that such information is public, and thus there are no material limitations for our investors to retrieve it. Considering the adjusted calculation, which excludes the effect of the Cayman tax, the efficiency ratio was 34.8% in 2010, 36.3% in 2009 and 43.1% in 2008.

Santander Brasil Income Statement Data in Accordance with Brazilian GAAP

Santander Brasil
For the year ended December 31, 2006
2006
Combined Predecessor Banks
(in millions of R$)
Financial income
Lending operations	6,885
Leasing operations	83
Securities transactions	5,393
Derivative financial instruments	828
Foreign exchange portfolio	83
Compulsory investments	382
Total financial income	13,654
Financial expenses
Funding operations	(6,614)
Borrowings and on-lendings	(485)
Allowance for loan losses	(1,523)
Total financial expenses	(8,622)
Total profit from financial operations	5,032

Santander Brasil
For the year ended December 31, 2006
2006
Combined Predecessor Banks
(in millions of R$)
Other operating (expenses) income
Income from services rendered	2,964
Personnel expenses	(1,942)
Other administrative expenses	(2,591)
Tax expenses	(706)
Investments in affiliates and subsidiaries	4
Other operating income (expenses)	(1,266)
Income (loss) from operations	1,495
Non-operating income (expense)	(45)
Income (loss) before taxes on income, profit sharing	1,450
Income and social contribution taxes	50
Profit sharing	(299)
Income before minority interest	1,201
Minority interest	–
Net income (loss)	1,201

Santander Brasil Balance Sheet Data in Accordance with Brazilian GAAP

Santander Brasil
At December 31,
2006
Santander Brasil
(in millions of R$)
Current and noncurrent assets
Cash	1,179
Interbank investments	5,309
Securities and derivative financial instruments	39,631
Credit portfolio, net	35,887
Other assets	18,259
Total current and noncurrent assets	100,265
Permanent assets	1,762
Total assets	102,027
Liabilities
Deposits	31,792
Securities sold under repurchase agreements	25,475
Funds from acceptance and issuance of securities	1,435
Foreign borrowings	9,960
Other liabilities	25,389
Total liabilities	94,051
Shareholder’s equity	7,976
Total liabilities and stockholders’ equity	102,027

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increased foreign exchange rate volatility. Until early 2003, the value of the real declined in relation to the U.S. dollar. Since then, the trend has been of a strengthening of the real, except during the most severe period of the global economic crisis. In the past, the Central Bank has intervened occasionally to control unstable movements of exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate through a currency band system or otherwise.  The real may fluctuate against the U.S. dollar substantially in the future.  For further information on these risks, see “—D. Risk Factors—Risks Relating to Brazil—Exchange rate volatility may have a material adverse effect on the Brazilian economy and our business.”

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated:

	Period-end	Average (1)	Low	High
	(per U.S. dollar)
Year:
2006	2.14	2.17	2.06	2.35
2007	1.78	1.95	1.73	2.15
2008	2.31	1.84	1.56	2.51
2009	1.74	1.99	1.69	2.44
2010	1.66	1.76	1.65	1.89

	Period-end	Average (1)	Low	High
Month Ended:
October 2010	1.70	1.68	1.65	1.72
November 2010	1.71	1.71	1.67	1.74
December 2010	1.66	1.69	1.66	1.71
January 2011	1.67	1.67	1.65	1.69
February 2011	1.66	1.67	1.66	1.68
March 2011	1.63	1.66	1.63	1.68

Source: Central Bank

(1)	Represents the average of the exchange rates on the closing of each business day during the period.

Exchange rate fluctuation will affect the U.S. dollar equivalent of the market price of our units on the BM&FBOVESPA, as well as the U.S. dollar value of any distributions we make with respect to our units, which will be made in reais.  See “—D. Risk Factors—Risks Relating to Brazil”.

Our parent company, Santander Spain, reports its financial condition and results of operations in euros.  As of March 31, 2011, the exchange rate for euro to real was R$2.31 per €1.00.

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policies and regulations.  The Brazilian government’s actions to control inflation and other policies and regulations historically have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency fluctuations, taxation on investment flows, capital controls and limits on imports.  Our business, financial condition and results of operations, as well as the market price of our securities, may be adversely affected by changes in policies or regulations involving, among others:

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

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world.  The Brazilian government’s measures to fight inflation, principally through the Central Bank, have had and may in the future have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates and high compulsory deposit requirements may restrict Brazil’s growth and the availability of credit, reduce our loan volumes and increase our loan loss provisions.  Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our interest rate spreads.

From January 2000 to August 2005, the average interest rate in Brazil was 18.9%, with the minimum rate of 15.25% and maximum of 26.50% during this period. With the favorable macroeconomic environment and inflation stability, the Central Bank began a cycle of reducing interest rates starting in September 2005 from 19.5% to 8.75% in March 2010, when the interest rate reached a historical low. After this period, in order to balance domestic demand, the Central Bank began another period of adjustment in interest rates, which reached 11.75% in March 2011.

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

The increase in the base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs and risk of default by our customers. The decreases in basic interest rates may also have negative effects on our results by reducing interest income.  We also use an asset and liability management strategy to protect the net interest income.  Any changes in interest rates may negatively impact our earnings, due to the asset and liability management strategy.

Exchange rate volatility may have a material adverse effect on the Brazilian economy and on our business.

The Brazilian currency has during the past decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching a selling exchange rate of R$3.53 per U.S.$1.00 at the end of 2002.  Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per U.S.$1.00 in August 2008.  As a result of the crisis in the global financial markets since mid-2008, the real depreciated 31.9% against the U.S. dollar over the course of 2008 and reached R$2.34 per U.S.$1.00 on December 31, 2008.  The real recovered in the second half of 2009, reaching R$1.74 per U.S.$1.00 on December 31, 2009, mainly due to the recovery of consumer confidence, export and foreign investments in the second half of the year.  As of March 31, 2011, the exchange rate was R$1.62 per U.S.$1.00.

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

Developments and the perception of risk in other countries, especially in the United States, Spain and in emerging market countries, may adversely affect our access to financing and the market price of our securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, Spain (where Santander Spain, our controlling shareholder, is based)  and other Latin American and emerging market countries.  Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers.  Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities.  This could adversely affect the market price of our securities, restrict our access to the capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

Risks Relating to the Brazilian Financial Services Industry

We are exposed to the effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil.

The financial global markets have deteriorated sharply between 2007 and 2009. Major financial institutions, including some of the largest global commercial banks, investment banks and insurance companies have been experiencing significant difficulties, especially lack of liquidity and depreciation of financial assets. These difficulties have constricted the ability of a number of major global financial institutions to engage in further lending activity and have caused losses. In addition, defaults by, and doubts about the solvency of certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by, and bankruptcies of, other institutions.

We are exposed to the disruptions and volatility in the global financial markets because of their effects on the financial and economic environment in the countries in which we operate, especially Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. We lend primarily to Brazilian borrowers, and these effects could materially and adversely affect our customers and increase our non-performing loans, resulting in increased risk associated with our lending activity and requiring us to make corresponding revisions to our risk management and loan loss reserve models. For example, in 2009, we experienced an increase in our nonperforming loans overdue above 90 days from 5.4% of total loans on December 31, 2008 to 7.2% on December 31, 2009. After this period, the levels of these operations showed a decelerating trend and reached 5.8%, at the end of December 2010.

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

The regulatory structure governing Brazilian financial institutions is continuously evolving, and the Central Bank has been known to react actively and extensively to developments in our industry.  For example, since early 2008, the Central Bank has repeatedly amended the rules related to compulsory deposit requirements in order to adjust the market liquidity in light of financial and economic conditions. The measures of the Central Bank and the amendment of existing laws and regulations, or the adoption of new laws or regulations (such as future implementation of Basel III rules related to regulatory capital) could adversely affect our ability to provide loans, make investments or render certain financial services.

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

The Brazilian financial markets, including the banking, insurance and asset management sectors, are highly competitive. We face significant competition in all of our main areas of operation from other Brazilian and international banks, both public and private, as well as insurance companies. In recent years, the presence of foreign banks and foreign insurance companies in Brazil has increased, as well as competition in the sectors of banking and insurance. Furthermore, the consolidation of the Brazilian financial sector, with the merger of large banks, especially in 2008 and 2009, and the privatization of public banks have also increased competition in the Brazilian market for banking and financial services more competitive. The compression of credit spreads by some of our competitors, following the public banks which aggressively increased their volume of loans with spreads lower than those charged by private banks in 2009, may affect us negatively and reduce our market share.

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

The value of the units and ADSs could be adversely affected to the extent we fail to realize the benefits we hope to achieve from the integration of Santander Brasil and Banco Real, in particular, cost savings and revenue generation arising from the integration of the two banks’ operations.  We may fail to realize these projected cost savings and revenue generation in the time frame we anticipate or at all due to a variety of factors, including our inability to carry out headcount reductions, the implementation of our firm culture and the integration of our back office operations.  It is possible that the acquisition could result in the loss of key employees, the disruption of each bank’s ongoing business and inconsistencies in standards, controls, procedures and policies and the dilution of brand recognition of the Santander and Banco Real brands.  Moreover, the success of the acquisition will at least in part be subject to a number of political, economic and other factors that are beyond our control.

If our reserves for future insurance policyholder benefits and claims are inadequate, we may be required to increase our reserves, which would adversely affect our results of operations and financial condition.

Our insurance companies establish and carry reserves to pay future insurance policyholder benefits and claims.  Our reserves represent our best estimates of liabilities, and they are actuarial or statistical estimates based on models that include many assumptions and projections which are inherently uncertain and involve the exercise of significant judgment, including as to the levels of and/or timing of receipt or payment of premiums, benefits, claims, expenses, interest credits, investment results, retirement, mortality, and persistency.  We cannot determine with 100% precision the ultimate amounts that we will pay for, or the timing of payment of, actual benefits, claims and expenses or whether the assets supporting our insurance policy liabilities, together with future premiums, will be sufficient for payment of benefits and claims.  If we conclude that our reserves, together with future premiums and financial surplus, are insufficient to cover future insurance policy benefits and claims, we would be required to increase our insurance reserves and incur income statement charges for the period in which we make the determination, which would adversely affect our results of operations and financial condition.

The profitability of our insurance operations may decline if mortality rates, or persistency rates differ significantly from our pricing expectations.

We set prices for many of our insurance and annuity products based upon expected claims and payment patterns, using assumptions for mortality rates, or likelihood of death, and persistency rates. In addition to the potential effect of natural or man-made disasters, significant changes in mortality or persistency could emerge gradually over time, due to changes in the natural environment, the health habits of the insured population, treatment patterns for disease or disability, or other factors.  Pricing of our insurance and deferred annuity products is also based in part upon expected persistency of these products, which is the probability that a policy or contract will remain in force from one period to the next. Results may also vary based on differences between actual and expected premium deposits and withdrawals for these products.  Strong deviations in actual experience from our pricing assumptions could have an adverse effect on the profitability of our insurance products.  Although some of our insurance products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the adjustments permitted under the terms of the policies or contracts may not be sufficient to maintain profitability.  Some of our insurance products do not permit us to increase premiums or adjust other charges and credits or limit those adjustments during the life of the policy or contract.

Our controlling shareholder has a great deal of influence over our business.

Santander Spain, our controlling shareholder, currently owns, indirectly, approximately 81.4% of our total capital.  Due to its share ownership, our controlling shareholder has the power to control us and our subsidiaries, including the power to:

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

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets.  The BM&FBOVESPA is significantly less liquid than the New York Stock Exchange (the “NYSE”) or other major exchanges in the world.  As of December 31, 2010, the aggregate market capitalization of the BM&FBOVESPA was equivalent to approximately R$2,569 billion (U.S.$1,542 billion) and the top ten stocks in terms of trading volume accounted for approximately 55.3% of all shares traded on BM&FBOVESPA in the year ended December 31, 2010.  In contrast, as of December 31, 2010, the aggregate market capitalization of the NYSE was approximately U.S.$13.4 trillion.  Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, government entities or a principal shareholder.  The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the units or ADSs at the time and price you desire and, as a result, could negatively impact the market price of these securities.

Actual or anticipated sales of a substantial number of units or our common shares or preferred shares in the future could decrease the market prices of the ADSs.

Sales of a substantial number of our units or our common shares or preferred shares in the future, or the anticipation of such sales, could negatively affect the market prices of our units and ADSs.  Currently, Santander Spain owns approximately 81.4% of our total capital.  In connection with our listing on the BM&FBOVESPA, prior to October 7, 2012 (extendable under certain circumstances to October 7, 2014) Santander Brasil must have a public float that represents at least 25 percent of our total capital.  If, in the future, substantial sales of units or common shares or preferred shares are made by existing or future holders, the market prices of the ADSs may decrease significantly.  As a result, holders of ADSs may not be able to sell their ADSs at or above the price they paid for them.

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

Companies listed on Level 2 of BM&FBOVESPA are required to have a public float of at least 25% of their outstanding shares.  Currently, our public float is approximately 18.6% of our outstanding capital.  We have a grace period of three years from the date of listing our shares on Level 2 of BM&FBOVESPA, extendable for an additional two years upon presentation of a plan to BM&FBOVESPA to comply with the minimum public float requirement.  If we do not meet the minimum public float requirement, we may be subject to fines and eventually be delisted from Level 2 of BM&FBOVESPA and be traded at the regular level of BM&FBOVESPA.  Level 2 regulations are also subject to change, and we may not be able to comply with such changes.  Although such delisting could result in the obligation of the controlling shareholder to carry out a mandatory tender offer for the shares of the minority shareholders, such delisting may result in a decrease of the price of our shares, units and ADSs.

Holders of our units and our ADSs may not receive any dividends or interest on shareholders’ equity.

According to our by-laws, we must generally pay our shareholders at least 25% of our annual net income as dividends or interest on shareholders’ equity, as calculated and adjusted under the Brazilian corporation law method, which may differ significantly from our net income as calculated under IFRS.  This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under the Brazilian corporation law method and may not be available to be paid as dividends or interest on shareholders’ equity.  Additionally, the Brazilian corporation law allows a publicly traded company like ours to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability.  See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Payment of Dividends and Interest Attributable to Shareholders’ Equity—Dividends”.

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

Any gain or loss recognized by a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) will generally be treated as U.S. source gain or loss. A U.S. Holder would not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our units, unless such credit can be applied (subject to applicable limitations) against tax due on the other income treated as derived from foreign sources.

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

On July 24, 2008, Santander Spain acquired the indirect majority control of the ABN AMRO Real Group in Brazil.  On August 29, 2008, as discussed in notes 3 and 27 to our consolidated financial statements, Banco Real became our wholly-owned subsidiary pursuant to a share exchange transaction (incorporação de ações) approved by the shareholders of Santander Brasil and Banco Real  See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisition of Banco Real.”

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

Pro Forma Income Statement Data For the Year Ended December 31, 2008

	Santander Brasil Consolidated Historical Financial Data	Banco Real Combined Historical Financial Data	Pro Forma Adjustments		Pro Forma Consolidated Financial Data
	For the year ended December 31, 2008	For the period from January 1 to August 29, 2008	For the year ended December 31, 2008		For the year ended December 31, 2008
	(in millions of R$, except as otherwise indicated)
Interest and similar income	23,768	14,007	327	4(i)	38,102
Interest expense and similar charges	(12,330)	(6,552)	11	4(ii)	(18,872)
Net interest income	11,438	7,455	338		19,230
Income from equity instruments	37	2	—		39
Income from companies accounted for by the equity method	112	193	—		305
Fee and commission income	4,809	2,040	—		6,849
Fee and commission expense	(555)	(428)	—		(983)
Gains/losses on financial assets and liabilities (net)	(1,287)	798	4		(485)
Exchange differences (net)	1,476	(215)	—		1,261
Other operating income (expenses)	(59)	(17)	2		(74)
Total income	15,971	9,828	344		26,143
Administrative expenses	(7,185)	(4,347)	—		(11,532)
Personnel expenses	(3,548)	(2,126)	—		(5,674)
Other general administrative expenses	(3,637)	(2,221)	—		(5,858)
Depreciation and amortization	(846)	(288)	(102)	4(iii)	(1,236)
Provisions (net)	(1,230)	(472)	—		(1,702)
Impairment losses on financial assets (net)	(4,100)	(2,470)	—		(6,570)
Impairment losses on other assets (net)	(77)	(8)	—		(85)
Gains/losses on disposal of assets not classified as non-current assets	7	25	—		32
Gains/losses on disposal of non-current assets held for sale	9	13	—		22
Profit before tax	2,549	2,281	242		5,072
Income tax	(170)	(907)	(82)	4(iv)	(1,159)
Profit for the year	2,379	1,374	160		3,913
Earnings per shares
Basic and diluted earnings per 1,000 share (reais)
Common shares	11.59				11.65
Preferred shares	12.75				12.81
Basic and diluted earnings per 1,000 share (U.S. dollars)(1)
Common shares	6.96				6.99
Preferred shares	7.65				7.69
Weighted average shares outstanding (in thousands) – basic and diluted
Common shares	104,926,194				171,800,386
Preferred shares	91,168,064				149,283,961

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2010 for reais into U.S. dollars of R$1.6662 to U.S.$1.00.

See the accompanying notes to the unaudited pro forma consolidated financial information.

Notes to the unaudited pro forma consolidated financial information

1. Basis of Presentation

The unaudited pro forma consolidated financial information presented above is derived from the historical audited consolidated financial statements of Santander Brasil for the year ended December 31, 2008 and the historical audited combined financial statements of Banco Real for the period from January 1 to August 29, 2008.

2. The Acquisition of Banco Real

On July 24, 2008, Santander Spain acquired indirect majority control of the ABN AMRO Real Group in Brazil. On August 29, 2008, as discussed in notes 3 and 27 to our consolidated financial statements, Banco Real became our wholly-owned subsidiary pursuant to a share exchange transaction (incorporação de ações) approved by the shareholders of Santander Brasil and Banco Real was consolidated in our financial statements as from August 30, 2008. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisition of Banco Real.”  The historical financial statements used to consolidate Banco Real on August 30, 2008 reflect purchase accounting adjustments recorded on the date that Santander Spain acquired control of Banco Real since as from that date, Banco Real came under common control with Santander Brasil.

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

4. Pro forma adjustments

The purpose of the pro forma adjustments is to give the effect to the acquisition of Banco Real and the share exchange transaction (incorporação de ações) as if they had occurred on January 1, 2008.  The pro forma adjustments for the year ended December 31, 2008 consider the period from January 1, 2008 to August 29, 2008, as the results for the remaining period of 2008 are already incorporated in the Bank’s historical financial data.

(i) This pro forma adjustment relates to the unwinding of the fair value adjustments to debt instruments and loans and advances to customers, presented in the purchase price allocation in note 3 to the pro forma financial information, which were calculated separately for each individual contract.  This results in an adjustment to the yield curve of the assets that were accounted for at amortized cost.  The fair values of these contracts were below or above their book values depending on whether market rates of interest were above or below the contractual rates on the date of the acquisition.  The unwinding of the difference between amortized cost and fair value is calculated based on the contractual maturities of each of the related financial instruments, which vary from 2008 to 2015.

(ii) This pro forma adjustment relates to the amortization of the fair value adjustment to financial liabilities, presented in the purchase price allocation in note 3 to the pro forma financial information, which was calculated separately for each individual contract.  This results in an adjustment to the yield curve of the financial liabilities that were accounted for at amortized cost.  The fair values of these contracts were below or above their book values depending on whether market rates of interest were above or below the contractual rates on the date of the acquisition.  The unwinding of the difference between amortized cost and fair value is based on the contractual maturities of each of the related financial instruments, which vary from 2008 to 2015.

(iii) This pro forma adjustment relates to the amortization of the fair value adjustment to tangible assets and the amortization of the identifiable and measurable intangible assets recognized in the purchase price allocation, which are presented in note 3 to the pro forma financial information, using the estimated useful lives of such assets.  This adjustment principally relates to the amortization of the customer list recognized in connection with the purchase price allocation which has an estimated useful life of 10 years and the amortization of the tangible assets (buildings for own use), which have an estimated average useful life of 25 years.

(iv) This pro forma adjustment reflects the recognition of deferred taxes recognized in the purchase price allocation due to the realization of the amounts in which fair value differed from cost for certain assets and liabilities as shown in the table above.  Such realization of deferred taxes is calculated on the pro forma adjustments explained above, based on a 34.0% tax rate.

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

Our agent for service is James H. Bathon, Chief Legal Officer, Banco Santander, S.A., New York Branch, 45 E. 53rd Street New York, New York 10022.

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

Overview

We are a leading full-service bank in Brazil, which we believe to be one of the most attractive markets in the world given its growth potential and low penetration rate of banking products and services.  We are the third-largest private bank in Brazil, according to the Central Bank, with a 8.6% market share in terms of assets, as of December 31, 2010, and the largest bank controlled by a major global financial group.  Our operations are present in all Brazilian regions, strategically positioned in South and Southeast, an area that accounted for approximately 73% of Brazil’s GDP in 2008, and where we have one of the largest branch networks of any Brazilian bank.  For the year ended December 31, 2010, we generated net profit of R$7.4 billion, and at that date we had total assets of R$374.7 billion and total equity of R$73.4 billion.  Our Basel capital adequacy ratio (excluding goodwill) was 22.1%.

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

Important Events

2010

Memorandum of Understanding for Sharing Outdoor ATM Network

On February 11, 2010, we, together with  Banco do Brasil S.A. (“Banco do Brasil”) and Banco Bradesco S.A., signed a non-binding memorandum of understanding to consolidate the operations of our respective outdoor ATMs, such as those installed in airports, gas stations, supermarkets, shopping centers, drugstores and bus terminals. After the consummation of this transaction, we will have a business model that will permit our clients to use approximately 11,000 outdoor ATMs. This model, which contemplates the creation of a brand to identify the consolidated network, would significantly increase the availability and penetration of the self-service network of each bank, and create efficiency gains when compared to the current way that the ATM network is used by each bank.

Data Processing Center in Campinas

On June 10, 2010, we announced the building of a technology, research and data processing center, in the city of Campinas, State of São Paulo. The project will require an initial investment of R$ 450 million, to be spent during the construction phase, expected to be concluded in the first quarter of 2012. The building of this technology center is in line with our sustainability practices, comprises one of the most modern technological structures of the country and reflects our expansion strategy in Brazil.

Reduction in Santander Insurance Holding, S.L.’s Shareholding Interest

On August 16, 2010, we filed with the SEC and CVM a registration statement on Form F-1 with respect to the sale by our shareholder Santander Insurance Holding, S.L. (“Santander Insurance Holding”), of its shares in the Bank, in the form of ADRs, in the United States market. A total of 4,538,420,040 common shares and 4,125,836,400 preferred shares held by Santander Insurance Holding, were converted to compose 82,516,728 Units/ADRs (equivalent to ownership position of 2.17% in our capital stock). As of December 31, 2010, Santander Insurance Holding sold all of those units, and its current equity participation in our capital stock is less than 0.05%.

Allocation of additional funds to the Cayman Islands branch

On August 30, 2010, we approved the allocation of an additional capital of U.S.$3.5 billion to the Cayman Islands branch, which increased its capital from U.S.$3.6 billion to U.S.$7.1 billion. The increase was part of our strategy to improve our foreign trade operations, strengthen our foreign currency balance sheet, provide autonomy and diminish interdependency among Grupo Santander entities, and the redemption of all of the U.S.$500 million in Perpetual Non-Cumulative Junior Subordinated Securities issued on September 20, 2005.  We hedge the resulting U.S. dollar-denominated exposure from our investment in the Cayman Islands Branch through transactions in U.S. dollar futures.  See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Factors Affecting Financial Condition and Results of Operations—Cayman Offshore Hedge”.

Agreement with Strategic Partner in Brazil and Latin America

On October 18, 2010, Santander Spain reached an agreement with Qatar Holding, by which the latter will subscribe a bond issue amounting to U.S.$2.7 billion by Santander Spain, mandatorily exchangeable for existing or for new shares of our capital stock, at the option of Santander Spain. This transaction represents 5% of our share capital. The bonds will mature on the third anniversary of the issuance date. The conversion or exchange price will be R$23.75 per Unit and the bonds will pay an annual coupon of 6.75%. This investment represents the inclusion of Qatar Holdings as strategic partner of Santander Group in Brazil and in the rest of Latin America. The transaction allows us to advance in our commitment to have a free float of 25% by the end of 2014.

Buyback Program

On November 9, 2010, our board of directors approved a buyback program for our Units, to be held in treasury and subsequently sold. The program will cover the purchase in the open market of up to 1,452,282 Units, representing 79,875,510 common shares and 72,614,100 preferred shares which correspond to approximately 0.21% of our outstanding shares on December 31, 2010. The sole purpose of the program is to manage risks in connection with market making services provided by us to certain index funds that include the Units in their portfolios. We will use the repurchased Units exclusively for hedging against price oscillation of the securities which compose the reference index and will purchase and sell the Units in accordance with our risk management policy. The term of the program is up to 365 days counted from November 9, 2010, expiring on November 9, 2011.

2011

Launch of the Esso Santander Credit Card

On January 17, 2011, Santander Brasil announced that, in partnership with Cosan Combustíveis e Lubrificantes, a subsidiary of Cosan S.A. Indústria e Comércio that owns the Esso and Mobil brands in Brazil, it will launch the Esso Santander credit card in the first quarter of 2011 to leverage its credit card business through alliances.

Acquisition of Santander Spain’s Credit Portfolio

On February 21, 2011, our board of directors approved the acquisition, from Santander Spain through our Cayman Islands branch, on market terms, a portfolio of trade and export financing agreements related to transactions carried out with Brazilian clients or their affiliate companies abroad, in an amount of up to U.S.$1.1 billion.

Sale of Santander Seguros

On February 21, 2011, the board of directors approved the main terms and conditions of a transaction for the sale of the all the outstanding shares of the capital stock of our wholly-owned subsidiary, Santander Seguros, to a holding company headquartered in Spain (the “Holding”), to be initially held, directly or indirectly, by our controlling shareholder, Santander Spain (the “Transaction”). We expect to close the transaction by the end of 2011, pending regulatory approvals.

The Transaction is part of the foreign strategic joint venture by and between Santander Spain and Zurich Financial Services Ltd. (“Zurich”), involving the acquisition, by the Holding, of all of the casualty, life and private pension insurance companies of  the Santander Group located in Argentina, Brazil, Chile, Mexico and Uruguay.

Once the Transaction and/or the acquisition by the Holding is completed, Santander Spain will sell to Zurich 51% of Holding’s capital stock.

Santander Seguros main activity is the development of operations of life and personal insurance products as well as annuity and benefit plans and open-ended private pension entities and it is the majority shareholder of Santander Brasil Seguros S.A. (Santander  Brasil Seguros and, together with Santander Seguros, the “Insurance Companies”),  whose main activity is the development of operations of property and casualty insurance products.

The consummation of the Transaction will be subject to the fulfillment of certain conditions precedent that are customary in transactions of this nature, including the negotiation and execution of the definitive agreements and obtaining the necessary regulatory approvals.

As part of the Transaction, the Insurance Companies will enter into distribution agreements with us for a 25-year minimum term, pursuant to which the Insurance Companies will be granted exclusive access, for the term of the agreements, to our distribution channels, throughout our banking branch offices network, except for auto insurance, which will not be included in the Transaction. As a result of such agreements, we will be entitled to receive fees approximately equal to the fees we currently receive.

By partnering with Santander Spain and Zurich in the insurance business, the Transaction seeks to foster and strengthen our presence in the insurance market, broadening the array of products we offer and the range of our customer classes, which will enable us to increase our income in each insurance product category.

The Transaction will not include Santander Capitalização S.A. (“Capitalização”), which will remain under our control and in time, will be segregated, through a split-off, from Santander Seguros. Our business will continue to include the distribution of insurance products, which will be carried out by Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros.

As a result of the Transaction, we shall receive, on the closing date, a price calculated based on the amount of R$ 3,167 million, which is subject to certain adjustments, including a reduction for the spin-off of Capitalização to be held at book value.

Because Santander Seguros is currently our wholly-owned subsidiary, our shareholders have a right of first refusal to acquire Santander Seguros shares proportionally to their equity participation in the Bank, as required by article 253 of Law No. 6.404/76.  We will make the right of first refusal offer to our shareholders in due course.

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

The Santander Group has consistently demonstrated its ability to execute significant acquisitions in Brazil, integrate the acquired companies into its existing business and improve the acquired companies’ operating performance.  This was the case, in particular, with the acquisition in November 2000 of Banespa, a bank owned by the State of São Paulo.  Through this acquisition, the Santander Group transformed itself into one of Brazil’s largest financial groups with strong retail and wholesale banking, with operations present in all Brazilian regions, strategically positioned in the South and Southeast.  Following the acquisition, the Santander Group implemented an information technology modernization at Banespa.  Within a year of the acquisition, Banespa’s efficiency ratio improved significantly.

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

Banco Real Acquisition

On November 1, 2007, RFS Holdings B.V., a consortium comprising Santander Spain, The Royal Bank of Scotland Group PLC, Fortis SA/NV and Fortis N.V. (“Fortis”), acquired 96.95% of the shares of ABN AMRO Holding N.V. (and together with ABN AMRO Bank N.V. “ABN AMRO”), the controlling shareholder of Banco Real.  On December 12, 2007, the Brazilian antitrust authorities (Conselho Administrativo de Defesa Econômica, or CADE) approved without conditions the acquisition of ABN AMRO’s Brazilian entities by the consortium.  In the first quarter of 2008, Fortis and Santander Spain reached an agreement whereby Santander Spain acquired the right to the Brazilian asset management activities of ABN AMRO, which Fortis had acquired as part of the consortium’s purchase of ABN AMRO.  On July 24, 2008, Santander Spain took indirect share control of Banco Real, which it then incorporated into the Santander Group to consolidate its investments in Brazil.  At shareholders meetings of each of Santander Brasil and Banco Real held on August 29, 2008, the acquisition by Santander Brasil of Banco Real’s share capital was approved through a share exchange transaction (incorporação de ações), and Banco Real became a wholly-owned subsidiary of Santander Brasil.  At the time of the share exchange transaction, Banco Real was the fourth largest private Brazilian bank in terms of assets.  As a result of the share exchange transaction, we became the third largest private bank in Brazil in terms of assets. On April 30, 2009, Banco Real was merged into Santander Brasil and Banco Real ceased to exist as a separate legal entity. The merger is still pending approval by the Central Bank. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisition of Banco Real.”

Integration of Santander Brasil and Banco Real

We began integrating the operations of Banco Real into Santander Brasil shortly after the share exchange transaction was approved on August 29, 2008.  As part of this process, we established an “integration office”, responsible for coordinating our integration plans, providing support and planning.  Prior to initiating the integration process, we established certain key goals to structure and conduct the integration, including:

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

Our Integration Framework encompasses four main initiatives:

•
Systems Plan: Identify the different functions of the information technology system of each bank and implement the transition to a single information technology platform, designing contingency plans and processes for information technology conversion.  Santander Brasil’s information technology platform was chosen as the base platform due to its robustness, flexibility and user-friendly interface. The information technology platform was designed to utilize the best practices of both banks. In February 2011, we migrated the accounts and operations of 100% of Banco Real’s individual clients and the majority of its Retail SME clients, to the unified systems platform. In March 2011, we finished the migration process of all customers from Banco Real, which where the rest of the Retail SME clients and the large corporate clients (Wholesale). This was the last remaining step of the technological integration of Banco Real and Santander Brasil which has now been completed. Now, our branch network operates on a single platform, more agile and with a wide range of products and services to our customers.

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

The integration process proceeded according to schedule.  Important stages were completed in 2009, relating to the unification of the back office, wholesale banking, enterprises, corporations, private banking and the integration of the ATMs for key banking operations.  In terms of products, the launch of improved Santander Master and Real Master products was a milestone in this process as it brought together the best ideas of each bank in a single product offered to the clients of both banks.  In 2010, preliminary tests were carried out in our systems, related to the migration of customer and operational data as well as tests on the new technological platform. In October, the unification of systems was tested with a significant number of clients, by the migration of about 100,000 customers of six branches located in the regions of Limeira and Piracicaba to Santander Brasil´s platform. In November 2010, both customer service and the brand were unified in all branches, ATMs, Internet Banking and customer servicing channels. In the first quarter of 2011, we transferred all accounts and operations, both for individuals and corporate clients, to Santander Brasil’s Single Platform System. Since the transfer, our branch network has been operating on a single platform with a wide range of products and services to all customers.

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

We expect that the integration will generate cumulative cost synergies of approximately R$2.4 billion by December 31, 2011.  Up to the end of 2009, we had R$1.1 billion in accumulated cost synergies, above our initial expectation of R$800 million for the year.  Up to the end of 2010, we had R$ 1,862 million in accumulated cost synergies, R$262 million above our initial expectations.

Capital expenditures and divestitures

The technology platform we adopted focuses on our customers and supports our business model.  In 2010, total investments in information technology were R$1,150 million.

The integration of operational processes and information technology was completed in the first quarter of 2011, with the unification of the branch network. Although the transfer to the new technology platform was successful, we plan to maintain some of the original systems until the end of the first semester of 2011, in order to keep original database information and minimize impact to our clients. We have contracted with Isban and Produban, affiliates of Santander Spain, to assist us in this integration process.

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

•
Branches/ATMs. The integration of our retail operations was implemented in two steps. The first step, completed in February 2011, was the full integration of all clients and channels excluding cash management operations. The second step was the integration of cash management operations, which was completed in March 2011.

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

On June 10, 2010, we announced the building of a technology, research and data processing center, in the city of Campinas, State of São Paulo. See “Item 4. Information on the Company—A. History and Development of the Company—Important Events—2010—Data Processing Center in Campinas”.

Public takeover offers

No matters to report.

B.     Business Overview

Our Competitive Strengths

We believe that our profitability and competitive advantages are the result of five pillars: nationwide presence with a leading position within the high income regions of the country; wide range of products tailored to meet client needs; conservative risk profile; scalable state-of-the-art technology platform; and focus on sustainable growth, both organically and through selective acquisitions.

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

We are focused on the growing mid- and high-income classes in Brazil, which we define as individuals with monthly income in excess of R$1,200 and R$4,000, respectively. We believe that there is further potential through the use of our existing, scalable and newly redesigned IT platform for increasing the penetration of financial products and services with our client base of approximately 10.9 million account holders according to the Central Bank as of December 31, 2010.  For example, on December 31, 2010, only 20.7% of our current account holders had personal loans and only 57.5% had a credit card.  In addition, the acquisition of Banco Real strengthened our competitive position in all Brazilian regions, mainly the South and Southeast, areas that accounted for approximately 73% of Brazil’s GDP in 2008, and where we now have one of the largest branch networks among Brazilian banks, according to the Central Bank.  Our presence in these attractive geographic areas, combined with our focus on mid- and high-income customers allow us to effectively cover a significant portion of Brazil’s economic base. In 2010, we expanded and strengthened our geographic presence by opening 110 branches.

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

We started the process of the operational, commercial and technological integration of Banco Real immediately following the share exchange transaction (incorporação de ações) in August 2008.  We developed a three-year integration plan, which we are carefully executing in an effort to achieve synergies and ensure that best practices will be identified and implemented.  Our wholesale banking operations have been fully integrated since the end of 2008.  In 2009, we began the integration of the branch networks and electronic distribution channels. In November

2010, both customer service and the brand were unified in all branches, ATMs, Internet Banking and customer servicing channels. In the first quarter of 2011, we transferred all accounts and operations, both for individuals and corporate clients, to Santander Brasil’s Single Platform System. Since the transfer, our branch network has been operating on a single platform with a wide range of products and services to all customers.  We believe that we have thus far achieved our key integration goals, including maintaining and improving customer service; identifying operational strengths of each bank and maintaining and leveraging these strengths; establishing a new business culture among our employees focused on our strengths; retaining and developing trained and talented employees; and achieving our operating targets.

Leading market position

We rank third among private banks in Brazil, according to the Central Bank, in terms of assets with a market share of 8.6% as of December 31, 2010.  Among these banks, we believe we hold a top three market position in most of our key product lines as evidenced by our market share in the following selected products and regions.

At December 31, 2010
Market share (%)
Payroll/individual loans	11.8
Individual loans	21.2
Payroll	7.0
Auto leasing/CDC	13.9
Credit cards	10.3
Branches	12.4
Southeast	16.2
South	9.1

Source: Central Bank.

The acquisition of Banco Real has further extended our reach in the Brazilian market.  We believe that our size and market leadership position provide us with exceptional competitive opportunities including the ability to gather market intelligence to support decision-making in determining business opportunities and in meeting our customers’ needs operating as a full-service bank.  Since the acquisition of Banco Real, we have increased our market share in individual loans, credit cards and branches.  In addition, we are a leading wholesale bank in Brazil.  Through our unique access to the Santander Group’s global network, we are able to support our large Brazilian corporate customers in the internationalization of their businesses, for example, through trade and acquisition financing, which brings together a loan syndicate that could use several take-out strategies in different markets.  As one of the top tiered banks in the country, and in light of the opportunities for leveraging our operating segments, our broad product offering and geographic presence, we are well positioned to gain market share.

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

Improve operating efficiency by benefiting from integration synergies and implementing best practices

We will continue seeking ways to further improve our operating efficiency and margins.  We intend to maintain investment discipline and direct resources to areas that generate improvements in our client management and increase our revenues.  We expect to be able to generate additional synergies from the combination of best practices of Santander Brasil and Banco Real, both in terms of revenues as we further leverage on relationship and cross selling opportunities across a wider client base, as well as in terms of costs as we realize the potential gains driven by scale, raising our efficiency levels.  We believe that synergies creation will be supported by the complementary geographic distribution and customer base of the combined branch networks and the banks’ relatively low product overlap.  Our integration has already shown a significant expense reduction, with our cost to income ratio declining from 44.1% (administrative expenses divided by total income presented on a pro forma basis) in 2008 to 35.0% in 2009. In 2010, the ratio reached 34.5% (if we adjusted the cost to income ratio for the impact of the Cayman Islands branch hedge, the efficiency ratio would be 34.8% in 2010, 36.3% in 2009 and 43.1% in 2008).

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

Continue growing our insurance business

We intend to continue growing our insurance business, particularly bancassurance, and now, in light of the Transaction, focusing on distribution.  We expect to increase our presence within the insurance segment by leveraging on our strong branch network and client base, in all Brazilian regions, especially in the South and Southeast, to cross-sell insurance products with the goal of maximizing the income generated by each customer, as well as using our strong relationships with small and medium-sized businesses with annual gross revenues of less than R$30 million, or “SMEs”, and large corporations within the country.  We intend to sell insurance products by means of our traditional distribution channels, such as branches, and also through ATMs, call center and Internet banking.

As part of the Transaction, the Insurance Companies will enter into distribution agreements with us for a 25-year minimum term, pursuant to which the Insurance Companies will be granted exclusive access, for the term of the agreements, to our distribution channels, throughout our banking branch offices network, except for auto insurance, which will not be included in the Transaction. As a result of such agreements, we will be entitled to receive fees approximately equal to the fees we currently receive.

Business Overview

Our business consists of three operating segments: Commercial Banking, Global Wholesale Banking and Asset Management and Insurance.

Commercial Banking: We focus on customer relationships, extending credit, services and products to individuals and corporations (other than global corporate customers and private banking who are served by our Global Wholesale Banking segment) through personal loans (including real estate and automobile financing, unsecured consumer financing, checking account overdraft loans, credit cards and payroll loans), leasing, commercial loans, working capital lines and foreign trade financing. Our product offering extends to private retirement plans, insurance, bill collection and processing services. Our business model is based on a tailored approach to each income class of our individual customers (high, mid and low income classes) in order to address their specific needs. We are particularly well positioned in the mid-income class (monthly income in excess of R$1,200 and below R$4,000) and the high income class (monthly income in excess of R$4,000). Our customers are serviced throughout Brazil primarily through our branch network, which, in December 2010, consisted of 2,201 branches, 1,495 on-site service units located at our corporate customers’ premises, and 18,312 ATMs, as well as our Internet banking platform and our call center operations. We believe our retail operations have benefited significantly from the integration with Banco Real, by improving our geographic coverage of Brazil and complementing our client portfolios. For example, Banco Real has historically had strong presence in the high-income class and small and medium-sized businesses, or SMEs, and in products such as automobile financing, while our strengths have been historically in the mid-income class and civil servant sectors, and in insurance products.

Global Wholesale Banking: We are a leading wholesale bank in Brazil and offer financial services and sophisticated and structured solutions to our customers, in parallel with our proprietary trading activities.  Our wholesale banking business focuses on servicing approximately 700 large local and multinational conglomerates, which we refer to as Global Banking & Markets, or “GB&M”, customers.  In the year ended December 31, 2010, Brazilian operations represented approximately 28.0% of the Santander Group’s wholesale banking business measured by profit before tax.  Our wholesale business provides our customers with a wide range of domestic and international services that are specifically tailored to the needs of each client.  We offer products and services in the following key areas: global transaction banking, credit markets, corporate finance, equities, rates, market making and proprietary trading.  Our customers benefit from the global services provided by the Santander Group’s integrated wholesale banking network and local market expertise.  Our proprietary trading desk is under strict risk control oversight and has consistently shown positive results, even under volatile scenarios.

Asset Management and Insurance: According to ANBIMA, as of December 31, 2010, our Asset Management segment had R$121.6 billion in assets under management, approximately a 12% increase from the same period in 2009, which made us the fifth largest asset management company in Brazil with a 7.2% market share.  Our product offering includes fixed income, money market, equity and multi-market funds.   As part of our insurance business, we offer primarily bancassurance products related to our core banking business, such as home, credit life insurance and capitalization and pension products, to our retail and SME customers. As of December 31, 2010, according to SUSEP, Santander has become one of the largest insurance companies in Brazil in terms of issued premiums, ranking tenth in premiums, fourth in personal accident insurance, fifth in life insurance and first in credit life insurance.  We believe that our strong branch network and client base will allow us to further expand the bancassurance business in a coordinated manner to individuals and SMEs as well as large corporations.

The following chart sets forth our operating segments and their main focus.

Commercial Banking	Global Wholesale Banking	Asset Management and Insurance

•  Retail banking

–      Individuals

–      SMEs

•  Enterprises with annual gross revenues in excess of R$30 million but less than R$250 million

•  Corporations with annual gross revenues in excess of R$250 million (other than global corporate clients)

•  Consumer finance
	• Global corporate clients, or GB&M • Treasury	• Asset management • Insurance

The following table sets forth the breakdown of our net interest income and profit before tax by operating segment.

	For the Year Ended December 31,
	Net Interest Income				Profit Before Tax
	2010	2009	2008 (Pro Forma)	2008	2010	2009	2008 (Pro Forma)	2008

Commercial Banking	21,301	20,260	17,719	10,192	6,347	4,894	2,.919	878
Global Wholesale Banking	2,501	1,767	1,440	1,214	2,818	2,651	1,835	1,526
Asset Management and Insurance(1)	293	140	72	33	832	592	318	145
Total	24,095	22,167	19,231	11,439	9,997	8,137	5,072	2,549

(1)	In 2008, does not include insurance operations that became part of the segment following the share exchange transaction of August 2009 of certain asset management and insurance companies.

Commercial Banking

Our Commercial Banking segment’s activities include products and services for retail customers, enterprises and corporations (other than global corporate and private banking clients who are served by our Global Wholesale Banking segment) and our consumer finance business.

Retail Banking

Our retail banking customer base includes individuals and SMEs with annual revenues of less than R$30 million and certain government institutions. Individual customers are divided into high income customers, with monthly income in excess of R$4,000; mid income customers, with monthly income between R$1,200 and R$4,000; and low income customers, with monthly income below R$1,200. We believe that our clear customer classifications allow us to target customers with products that fit their specific needs. Our focus is on high and mid income customers, areas in which we see growth as a result of continued high social mobility in Brazil, accompanied by rising income levels.

We follow different service models for each customer class:

•
High-income customers: Our model includes exclusive branches and differentiated areas in our regular branches (Van Gogh area) and is based on personal relationships with our account managers, to provide privacy, priority and special attention to these customers.

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

At December 31, 2010, our retail banking operations had approximately 22.8 million customers, consisting of approximately 21.8 million individuals and 1.0 million SMEs, an increase of 2,299 individuals and 111,000 SMEs, respectively, from December 31, 2009. At December 31, 2010, we had approximately 9.6 million current account holders, an increase of approximately 0.67 million retail customers from December 31, 2009.

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

In our retail banking business, we provide a broad range of products and services and centralize banking transactions of our customers in order to increase the number of products used per customer. Our goal is to be the bank of choice for our customers, in particular in the high and mid income classes. In the year ended December 31, 2010, our average individual customer had 13 banking transactions per month (including queries).

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

The table below presents a breakdown of our deposits by product type at the dates indicated.

	At December 31,
	2010	2009	2008
	(in millions of R$)
Customer deposits
Current accounts	16,132	15,140	15,298
Savings accounts	30,303	25,216	20,643
Time deposits	68,916	74,634	88,880
Repurchase Agreements	52,598	34,450	30,674
Total customer deposits	167,949	149,440	155,495
Deposits from the Brazilian Central Bank and credit institutions
Time deposits	28,867	20,838	26,721
Demand deposits	344	195	66
Repurchase Agreements	13,180	164	31
Total	42,391	21,197	26,818

Credit Operations

The following table shows a breakdown of our credit portfolio by client category at the dates indicated.

	At December 31,			Change, at December 31, 2010 vs. December 31, 2009
	2010	2009	2008	R$ million	%
	(in millions of R$)
Individuals	50,981	43,200	38,986	7,781	18
Consumer finance	26,969	25,101	24,026	1,868	7
Small and Medium Enterprises(1)	38,306	31,448	35,415	6,858	22
Corporations(2)	44,302	38,645	44,223	5,657	15
Total	160,558	138,394	142,649	22,164	16

(1)	Companies with annual gross revenues of up to R$250 million.
(2)	Companies with annual gross revenues exceeding R$250 million, including our global corporate clients.

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

	At December 31,			Change, at December 31, 2010 vs. December 31, 2009
	2010	2009	2008	R$ million	%
	(in millions of R$)
Leasing/Auto Loans(1)	2,471	2,121	1,799	350	16.5
Credit cards	10,760	8,472	6,980	2,288	27.0
Payroll loans (2)	9,600	7,864	6,844	1,736	22.1
Mortgages	6,698	5,226	4,474	1,472	28.2
Agricultural Loans	2,817	3,073	3,422	(256)	(8.3)
Personal loans/Other	18,635	16,445	15,467	2,190	13.3
Total	50,981	43,200	38,986	7,781	18.0

(1)
Including the loans to individuals in the consumer finance segment, the auto loan portfolio totaled R$24,173 million in the fourth quarter of 2010, R$22,575 million in the fourth quarter of 2009, and R$21,949 million in the fourth quarter of 2008.

(2)
Including Payroll Loan acquired portfolio, Payroll loans totaled R$13,800 million in the fourth quarter of 2010, R$10,084 million in the fourth quarter of 2009 and R$7,288 million in the fourth quarter of 2008.

Payroll Loans

Payroll loans are a typical retail product with a differentiated method of payment.  Monthly installments are deducted directly from the customer’s payroll by their employer and then credited to the bank.  We believe that this significantly reduces the credit risk.  Our customers are typically employees from the public sector or state pension holders (together representing approximately 73.0% of our payroll loans portfolio).  No single entity is responsible for more than 10% of our payroll loans in the aggregate.  This product represents approximately 32% of the retail credit market in Brazil.  We had an approximate 7% of market share in payroll loans at December 31, 2010, according to the Central Bank.

Credit Cards

We participate in the credit card market through the issuance of cards from Visa and MasterCard for our customers (account or non-account holders). Our revenue from credit cards includes administration fees, interest on unpaid balances, annuities and rates charged on cash advances.

We sell our credit cards through our branch network and through our direct sales structure (telemarketing, customer service centers and direct marketing campaigns). As of December 31, 2010, the credit card segment had revenue growth of 24.1% and a market share of 10.3%. The commission income increased approximately 24% and the volume of funded portfolio increased 18.5% to R$ 3.0 billion.

Our strategy is based on market share and profitability growth through product innovation and aggressive efforts to attract customers. Since 2006, we launched credit card products designed to suit the needs of different customer profiles and designed to encourage the demand for our products. These differentiated  credit cards helped us to increase the customer base in 2010 by 18.3%.

Almost all of the growth in supply of these products is due to innovations such as the "Santander Light", a credit card with lower interest rates than other cards, and "Santander Reward" a credit card based on "cash back" that rewards the client with a percentage of cash back based on their annual spending. Following the innovation strategy in 2010, we launched the Elite Platinum, the Style and the Ferrari cards, which we offer to the high income sector.

We also launched in 2010 the “Santander Conta Integrada”, an innovative financial solution for SMEs, which marked our entrance into the merchant acquisition market. In partnership with GetNet, the “Santander Conta Integrada” gives a merchant an integrated banking account, which enables the merchant to receive at a single terminal receivables related to transactions with Visa and MasterCard credit cards and/or debit cards as well as accept a great variety of regional cards. The “Santander Conta Integrada” also has a special credit line which gives merchants access to credit for use as working capital.  We are the first bank in Brazil to join financial services with credit card transaction services.

The new product includes transmission equipment that can be connected in both dialup and broadband, generating savings and flexibility for customers. We expect that the “Santander Conta Integrada” will be critical to expanding our customer base, with the goal of adding one million customers to our base in three years. In the first year of operation, we serviced 104,000 SMEs, which generated a volume of R$1,978 million in revenues.

Consumer Finance

We provide consumer finance products to deposit and non-deposit account holders through Aymoré Crédito, Financiamento and Investimento S.A. (which since December 2010 does business as Santander Financiamentos), a financing company specializing in providing consumer credit directly to borrowers or through intermediate agencies.

At December 31, 2010, we had over 25,000 active dealers, 1,400 sales employees and 142 branches throughout Brazil. Our core business, vehicle financing, comprised approximately 84.0% of our consumer finance business at December 31, 2010, and we had a 13.9% market share (12.7% Santander Financiamentos and 1.2% sales by branches) in terms of credit portfolio in the Brazilian vehicle finance business at the same date, according to the Central Bank. We specialize in the financing of goods and services through customer direct credit. We also finance various products and services, such as computer equipment, building materials, tourism, furniture, hospital and odontological equipment, and nautical equipment. We focus on offering fast credit approval, and our consumer finance business is supported by our long-standing relationships with important companies such as Renault, Peugeot, Citroën, Dell and CVC Viagens.

Mortgages

We offer loans to our customers for the purchase of real estate secured by deeds of trust. In 2005, we were the first bank in Brazil to offer a mortgage product with monthly fixed installments with a maturity of up to 10 years. We are now offering mortgages with a maturity of up to 30 years. We also offer credit lines to corporate customers in the real estate construction industry for the financing of up to 80% of the project construction cost. As of December 31, 2010, we had a 7.9% market share in Brazil in terms of amounts outstanding, according to the Central Bank.

In addition, as a result of the acquisition of Banco Real and our strategy of launching innovative products, we believe we have achieved a leading position among private banks in the housing loan sector. For example, we have used the Santander Group’s expertise in certain products which have been successful in other countries to launch the first mortgage loan offered by a private bank in Brazil with fixed or inflation-index linked installments with a 30-year maturity. At December 31, 2010, total housing loans, including new construction loans, amounted to R$6.7 billion, representing approximately 13.1% of our retail portfolio compared to 12.1% in 2009.

On average, the loan-to-value ratio of our housing loans is 55%. We do not offer mortgage loans that do not meet the prime standards, that is, we do not make any loans for more than 80% of the value of the property to be purchased, borrowers must meet certain minimum monthly income levels as evidenced by recent payroll information and tax returns, and payments may not exceed 27% of borrowers’ monthly income.  Borrowers must provide satisfactory documentary evidence to confirm their employment or other types of revenue and to otherwise evaluate their credit risk profile.

Corporate Lending (for Customers Served by our Commercial Banking Segment)

We offer a wide range of credit products to our corporate customers, including general corporate and working capital financing, lease financing and foreign trade financing, as well as deposit-taking and other services. As of December 31, 2010, we had approximately 1.0 million SME customers, approximately 5,100  enterprise customers, which we define as companies with annual gross revenues of between R$30 million and R$250 million, and 650 corporate customers, which we define as companies with annual gross revenues exceeding R$250 million.  Our corporate customers include companies across all industry sectors.  Our SME and corporate client coverage is handled by our officers who are allocated according to customers’ geographic location.  We have client coverage officers in all the main economic hubs, throughout Brazil.

The table sets forth our managerial retail corporations loan portfolio at the dates indicated.

	At December 31,			Change, December 31, 2010 vs. December 31, 2009
	2010	2009	2008	R$ million	%
	(in millions of R$)
Agricultural lending	112	156	208	(43)	(28)
Working capital loans	12,442	9,138	8,839	3,304	36
Buyer financing	38	31	35	7	22
Vendor financing	2	10	2	(7)	(76)
Discounted receivables	533	428	440	105	25
Comex	202	201	315	1	1
Overdraft facility	3,647	3,084	4,576	564	18
Refinancing	2,793	3,169	1,255	(376)	(12)
Resolution 2,770	58	115	154	(57)	(50)
Account overdraft loans	1,798	1,341	1,874	458	34
CDC/leasing(1)	2,551	2,466	2,750	85	3
Other(2)	1,141	2,072	3,510	69	3
Total(3)	26,318	22,210	23,957	4,108	18

(1)	Does not include Consumer Finance

(2)	Other includes credit cards, mortgage finance products and other products.

(3)	Includes small and medium companies with annual gross revenues of up to R$30 million.

BNDES On-Lending

We provide medium- and long-term financing for the development of investment projects, the commercialization of machinery and equipment, exports and working capital.  On these transactions, we act as the Accredited Financial Institution, transferring resources from BNDES, according to the rules and credit limits previously set.

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

By financing loans with BNDES resources, Santander Brasil does not take risks on rates.  We take, however, the borrowers’ credit risks and therefore we apply the same credit analysis criteria that we use for our other loans. This product is offered to every segment, including our Global Banking & Markets clients.

Agricultural Lending

Our agricultural lending program provides financing primarily for our global corporate clients and corporate medium and large-sized customers. We finance the principal steps of the agribusiness chain, providing loans for crop production, storage and sales, as well as hardware investments. Loans are usually secured by mortgages and liens in trust over the crop and equipment. Due to our established presence in this sector, such loans represent an important portion of our total credit portfolio.

We also offer to our agribusiness customers general working capital, account overdraft loans, fund management, leasing and trade finance, as well as BNDES funding. Our goal is to allocate loans across agribusiness customers keeping an average amount per transaction to approximately R$100,000 per transaction. This loan allocation process is carried out in stages, resulting in lower borrower default rates in the agricultural sector. As determined by the Central Bank, Brazilian banks may use funds from their reserve deposits at a fixed rate of 6.75% per annum to fund agribusiness loans. Central Bank regulations require banks to apply at least 29% of cash deposits to agribusiness loans. If a bank is unable to meet this threshold it is required to transfer the surplus amount to a non-interest bearing account with the Central Bank.

Leasing

We provide leasing for motor vehicles (including cars and vans), machinery, equipment and other items for personal and business-related use.  Our total leasing portfolio at December 31, 2010 totaled R$10.1 billion, comprised of R$9.05 billion in motor vehicles and R$1.05 billion in machinery, equipment and other items for personal and business-related use, mainly to individual customers.  Lease credit applications are subject to the same approval process as other individual or corporate credit operations, with initial analysis undertaken at the branch that originates the transaction.  If the customer is a corporate customer, a successful application is sent to the Credit Risk Department for further review.  Lease terms are typically for a period between two and five years.

Private Banking

The private banking business serves a select group of clients with a minimum of R$3.0 million in assets available for investment.  We aim to understand our clients’ short- and long-term objectives, needs and risk tolerance.  Our relationship managers work to develop an ongoing partnership offering the most compatible solutions for each client profile. The private banking business offers to its clients a comprehensive range of financial products and services. As of December 31, 2010, our private banking business managed approximately R$33.8 billion in assets and had approximately 6,100 private banking accounts.

Global Wholesale Banking

We are a leading wholesale bank in Brazil and offer financial services and sophisticated and structured solutions to our customers.  In 2008, Banco Real’s wholesale banking divisions were successfully integrated with ours.  In 2010, we have maintained our focus on four core pillars: (1) strengthening customer relationships, (2) emphasizing performance and productivity to ensure growth, (3) managing risk profiles, and (4) solidifying the recognition of our global brand for product distribution.

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

The main products and services we provide are:

•	Global Transaction Banking, which includes cash management, local loans and bank guarantees, trade finance, guarantees (both trade and non-trade) and trade services;

•	Credit Markets, which includes origination units, distribution of structured credit and debt products, debt capital markets and project finance;

•	Corporate Finance, which includes mergers and acquisitions, asset and capital structuring and equity investments;

•	Equities, which includes equity capital markets, equity derivatives, exchange traded derivatives, global custody and securities services, cash equities and equity research;

•	Rates, which offer our customers derivative products, foreign exchange transactions (including for individuals) and other financial products and structures;

•	Market Making, which is responsible for the pricing of client deals originated by the sales force from our corporate, institutional, private banking and retail operations; and

•	Proprietary Trading, which is responsible for the management of our proprietary books and the establishment of a relevant presence as a leading liquidity provider across all local markets.

Global Transaction Banking

We created our Global Transaction Banking product areas to address our customers’ needs for local and global commercial banking solutions, in particular in the areas of local loans and bank guarantees, trade finance transactions and cash management activities. The Santander Group separated these businesses from our corporate and investment banking operations as part of our worldwide strategy to address ongoing commercial and financial globalization and internationalization.

Trade Finance.  We believe we have a strong market position in transactions related to cross-border financings and guarantees (both trade and non-trade) and trade services.  Our team of experts provides a complete range of products and services (including trade finance, trade services, export credit agency finance), particularly those related to import and export activities. Our performance was recognized by client survey, in the third consecutive year, as “The Best International Bank in Trade Finance in Brazil” and “Deal of the Year,” both awarded by Trade Finance Magazine.

Cash Management.  Our cash management business offers our customers transactional services such as payments, collections, account balances and other cash management-related activities. We also have global solutions to meet our customers’ needs in other countries. The addition of Banco Real’s products, branches and customers has increased the scope of and expanded our cash management business to allow us to become one of the leaders in the Brazilian market in terms of the number of transactions and amounts processed.

Loans, Financing and Local Guarantees: Our loans and financing area works in the development and management of products that meet customer demands for lines of credit, financing of receivables, working capital lines and local guarantees (bank guarantees). We believe we are benchmark for the market in which we operate, in terms of quality of our products and delivery service that accompanies them. We have a sales team specialized in our product portfolio and focus on serving our customers exclusively. We also focus on developing tailored solutions to the financial needs of our customers, with the aim of adding greater value to their businesses and building long-term sustainable partnerships.

In addition to our domestic branches, we operate a Cayman Islands branch, which is used primarily for funding purposes and to finance Brazilian trade-related transactions.

Credit Markets

Credit markets is responsible for project financing, debt capital markets and syndicated loans and acquisition financing.

Advisory and Project Finance: Our strategy for advisory and project financing, developed since 2004, brought us to a prominent position in the ANBIMA rankings in the past years and again kept us in leadership in 2010. The infrastructure sector and the market for project financing in Brazil has maintained strong growth. Expectation for new investments in the sector is also very positive. According to BNDES, estimated investments in power projects, ports, telecommunications, roads and railways between 2010 and 2013 are approximately R$274 billion. This trend was further supported by the PAC (Programa de Aceleração do Crescimento), a program launched by the former government to improve infrastructure in Brazil, infrastructure demanded by Petrobras for the Pre-Salt and the demand for higher installed capacity of power generation and investment in all sectors of infrastructure such as ports and roads. We participate in innovative transactions in the energy, logistics and oil and gas sectors, and we believe we are well positioned for the coming years to lead and participate in advising, structuring and financing of infrastructure projects. The Santander Group is among the leading participants in project finance in the world and is one of the market leaders in Brazil, as demonstrated by our continued recognition by ranking from ANBIMA in recent years, including first place in advising projects in 2005, 2008 and 2009. Additionally, in 2010, we received three awards from Euromoney - Project Finance Magazine: (i) Latin America Wind Deal of the Year for the  R$400 million financing of the four wind farms of SIIF Energies do Brasil; (ii) Latin America Transport Deal of the Year,

for the design of the Rota das Bandeiras deal, and (iii) Latin America Bond Deal of the Year for the financing of the drilling platforms Norbes VIII and IX, owned by Odebrecht Óleo e Gás.

Significant projects of recent years include (1) advising and structuring a financing package of R$ 8.7 billion for the AHE Santo Antonio, Rio Madeira, of which R$ 3.2 billion will be lent by commercial banks, (2) structuring of a bridge loan of R$1.0 billion to the Rota das Bandeiras in 2010 and the issuance of an innovative financing package with a maturity of 12 years worth R$1.1 billion, and (3) Global Coordinator and Joint Bookrunner for a financing package of U.S.$1.5 billion to finance the drilling platforms Norbes VIII and IX.

Capital Markets (Debt).  We play an important role in debt markets locally and internationally for Brazilian issuers. In the local debt market, we are one of the leading banks in fixed income issues, ranked fourth in 2010, according to ANBIMA. The major transactions in which we participated as Lead Manager in 2010 include issuance of debentures of Rota das Bandeiras, valued at R$1.1 billion, considered the first project bond issued in the local market, Telemar Norte Leste S.A. for the amount of R$ 2 billion, of Brookfield Incorporações S.A and Gafisa S.A., and debentures of Hypermarcas S.A. and Taurus S.A. for which we acted as coordinator. In 2010, we also participated as lead coordinator in the offering of Monsanto Senior ABS, and as a coordinator in the offering of Senior ABS shares of Lojas Renner. In the international debt capital markets we ranked first in 2010 in the corporate issuances of Brazilian companies for the fourth consecutive year, in addition to achieving top rankings in the consolidated corporate debt issues and Brazilian financial institutions, according to the data of Bond Radar. In 2010, we led some of the most significant debt offerings of Brazilian issuers, including the project bond of Odebrecht Drilling Norbes VIII / IX Ltd., valued at U.S.$1.5 billion, the largest project bond of a Brazilian issuer placed in foreign markets and the winner of "LatAm Bond of the Year" award by IFR and Bond Radar. We have also participated in important deals for companies like Gerdau S.A., CSN S.A., BR Foods S.A. and issuances in Euros for Vale S.A. and Telemar Norte Leste S.A., each of €750 million.

Syndicated Loans and Acquisition Finance.  We are positioned as one of the leading banks in syndicated loans in Latin America. Santander is also recognized by the Acquisition Finance market for structuring transactions appropriate to the needs of each customer. In recent years, we structured significant transactions, including (1) financing the amount of R$550 million in IPO (Initial Public Offering) to the acquisition of Tivit by Apax Partners fund, (2) financing of R$ 190 million to purchase the right to use up to 1,472 telecommunication towers by the investment fund Providence (the first transaction in Brazil with acquisition finance structure for the operation of the right to use assets in the telecom market), (3) a Syndicated Revolving Credit Facility of U.S.$500 million for Odebrecht, (4) a Syndicated Loan to Bahia Pulp in the amount of U.S.$ 470 million, using the framework of the Export Prepayment, (5) the acquisition of Termonorte by Termogás for U.S.$178 million, (6) the financing of U.S.$725 million for the acquisition of Ipiranga Petrochemical Braskem, (7) the financing of U.S.$1 billion to acquire Quanex Corporation by Gerdau (2008), and (8) the financing of U.S.$18 billion for the acquisition of Inco by Companhia Vale do Rio Doce (CVRD), which at the time was the largest syndicated loan to be executed in Latin America (2006).

Credit Sales & Trading.  Our Credit Sales & Trading team acts as the credit distribution arm of the bank, accounting for the pricing and placement with investors in transactions originated by Credit Markets. Credit Sales & Trading operates in two areas, the syndication of loans structured mainly along the banks and the pricing and distribution of fixed income (e.g., bonds, NPs, MBS, ABS, etc) along with the institutional investors. In addition to the efforts of primary placement, the team works actively in the secondary market through the negotiation of loans and fixed-income bonds. In the case of fixed income, we fulfill an important role in the development of the secondary market by managing a book with our own loans and acting as market maker for some of our issuances.

In 2010, we maintained our leadership position in local market syndications which included the financing of R$550 million to acquire Tivit and the refinancing of R$400 million in wind power project SIIF. For Fixed Income, we structured and fully distributed the innovative operation of R$1.1 billion Rota das Bandeiras, the first "financing package" in the Brazilian market with a total term of 12 years and indexed to inflation.

Corporate Finance

Our corporate finance activities include mergers and acquisitions, asset and capital structuring and equity investments.

Mergers and Acquisitions.  Our corporate finance services are focused on developing customized solutions for customers in the mergers and acquisitions area.  The transactions carried out by our mergers and acquisitions team include advisory services on acquisitions, sales, mergers, restructurings and project funding in a range of sectors, such as construction, agriculture, retail, telecommunications, energy, metals and minerals and financial services.  The role we perform in merger and acquisition transactions usually involves a complete package of financial services, including the financing of acquisitions, structuring of all transactions and settlement of the financing.  In 2010, we acted as financial advisor in several important transactions, including the merger of Dufry AG and Dufry South America Ltd., the acquisition of 60% of Quattor, 100% of Unipar Comercial and 33% of Polibutenos owned by Unipar, the sale of  seven power transmission plants owned by consortium Elecnor, Isolux Corsan and Cobra to State Grid, the sale of 5% shares of Santander Spain to Qatar Holding LLC, the sale of tomato business of Unilever to Cargill and the sale of a stake in Equipav S.A. Açúcar e Álcool to Shree Renuka Sugars Limited.

According to the ranking published by Bloomberg, in 2010, we were ranked fifth in financial advisory services in terms of volume of merger and acquisition transactions in Brazil, with approximately U.S.$ 16.9 billion in 23 announced transactions.

Asset and Capital Structuring.  This area is responsible for the development of structures for financing based on assets, business promotion and optimization of capital investments.  The principal activities involve capital and asset structuring, seed investment and carbon finance.

Equity Investments.  This department is responsible for our proprietary investments in companies that are part of our client base or potential clients. Equity Investments’ primary purpose is to identify, analyze and structure investment opportunities, generating attractive returns and offering alternative financial and strategic support to our clients.

Since its inception in 2008, Equity Investments has analyzed over 100 investment opportunities in several sectors, having invested R$ 328 million in 2010. As of December 2010, Equity Investments had R$ 1.15 billion in assets under management.

Equities

Equity Capital Markets (ECM).  Our ECM area participated as bookrunner in highlighted offerings in Brazil in the last years. In 2010, we kept the lead in the rankings of equity issues in Latin America according to Bloomberg (volume offered). Also in 2010, we acted as the bookrunner in the Renova Energia S.A. IPO and as co-manager in the BR Properties S.A. IPO and follow- on offerings for Estácio Participações S.A., Petrobras, PDG Realty S.A., Inpar S.A., JBS S.A. and Anhanguera Educacional Participações S.A.

Equity Derivatives.  We provide a range of products and services through our Equity Derivatives Brokerage. Our team consists of Structuring, Sales and Trading. Equity derivatives products are designed to meet the needs of our corporate, institutional and retail clients, and individuals with high net worth. Our products include indices and stocks, commodities, national and international baskets of products (including hybrid baskets) through listed options, delta 1 structures, over the counter negotiations, options and structured notes. These products are used for hedging, leverage, financing and investment products.

Exchange Traded Derivatives.  We provide full services of execution and settlement of futures and options. We help companies and financial institutions in futures trading in Brazil or elsewhere in the world. Through our fully integrated platform, we provide execution and settlement services globally. Specialists help clients achieve their business objectives when trading listed derivatives. Our clients are able to trade through solutions of direct market access (DMA) or by third party providers of forwarding orders. We also have a structure dedicated to provide our customers with customized solutions that meet their specific needs.

Global Custody & Securities Services.  We offer specialized services for foreign and local investors, including large corporations, global custodians, investment banks, pension funds, insurance companies, brokerages, asset managers and private equity firms. Our portfolio of products and services includes custody, controllership and administering trust funds for traditional funds, receivables (FDIC), equity investment funds, custody and local representation for foreign investors, stock loans, bookkeeping services and management of escrow accounts.

Cash Equities.  We provide cash equities services to foreign and local investors and institutions mainly through our brokerage house, Santander Corretora. Our cash equities sales trading team is recognized within the industry for its quality of execution, the strength of its relationship with clients and the quality of its research on the Brazilian and Latin American markets. Our brokerage serves individual investors who trade in BM&FBOVESPA, providing differentiated services through specialized managers. Through our “salas de ações”, installed in 100 branches of Santander Brasil, investors can manage their portfolios online, with access to information about the historical prices and the latest industry and company analyst reports, including those prepared by our analysts and customized to the needs of our customers. On December 31, 2010, we had over 200 brokers and sales personnel, most of them located in our “salas de ações” to assist our customers. We also offer settlement services, securities trading and direct market access (DMA).

Equity Research.  Our equity research team covers nearly 110 Brazilian companies in 16 different sectors, most of the iBovespa ("Bovespa index" - the main indicator of the average performance of the Brazilian stock market, which reflects the variation of the most actively traded shares in BOVESPA, having maintained the integrity of its historical series without any methodological change since its inception in 1968). Our team is part of the Latin America team. Such research services include the publication of research reports, annual conferences (Latam Conference in Cancun, usually held in January, and Brazil Conference in Guaruja, usually held in August) roadshows with analysts and trips with investors (to visit specific companies, provided for a small group of institutional investors). According to the 2010 Institutional Investor survey (II), our equity research team was ranked seventh among the research teams.

Rates

Our rates business offers a variety of treasury products to customers, including institutional investors, corporate clients and individuals.  We provide sophisticated and innovative derivative products to help our customers manage market risk exposure to foreign exchange rates, interest rates (both local and international) and inflation.  We believe we have an effective client coverage model based on dedicated sales teams for each client segment that allows us to maintain specialists committed to providing for the specific needs of our clients.  In addition, we have structuring and product development teams that work to maintain a cutting edge portfolio of innovative client solutions.  The global network of the Santander Group, with its strong presence in Europe and Latin America, gives us the ability to offer a wide range of international products as an integrated service for our local customers.  Furthermore, through a new project  known as Santander Global Connect following the Santander Group’s success with this product in other markets, such as Spain and Portugal, we offer treasury products as a standardized solution to our customers, providing hedge and yield enhancement, to middle and retail market companies and to individuals. We implemented extensive suitability processes designed to ensure that customers understand and accept the risks involved in the derivatives market.

Our foreign exchange sales force is strategically located within our main office in São Paulo and throughout twelve regional offices, primarily located in South and Southeast Brazil.

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

We apply the same credit approval process and control policies to our trade financings that we apply to the rest of our lending operations.  See “Item 11. Quantitative and Qualitative Disclosure about Risk—Credit Risk”.

Asset Management and Insurance

Asset Management

Through Santander Brasil Asset Management, we manage and administer third-party funds on a discretionary and non-discretionary basis, by means of mutual funds, pension funds and individual and corporate investment portfolios.  At December 31, 2010, we had R$121.6 billion (according to ANBIMA data) in assets under management and over 700,000 clients.  Santander Brasil Asset Management was the fifth largest asset manager in Brazil in terms of assets under management.

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

Insurance

We offer to our retail and SME customers various insurance products, including life and personal injury insurance, homeowner’s insurance, credit life insurance, credit card loss and theft insurance and private retirement plans, which are considered life insurance for regulatory purposes, although their aim is that of a private retirement plan providing annuity benefits and capitalization products (financial accumulation products combined with lottery) generally requiring that a customer deposit a fixed value. We carry out our insurance operations through two insurance companies and one capitalization company.

Insurance Companies.  Santander Seguros provides life, personal injury and credit life insurance products and private retirement plan products. Santander Brasil Seguros provides residential, home, credit card loss and theft insurance products.

Capitalization Companies.  Santander Capitalização offers capitalization products.

We focus our operations in bancassurance products, offering low risk products with favorable margins. For capitalization products and private retirement plans, we offer products directed toward various risk profiles depending on our various customers’ needs.

The following table shows the breakdown of our market share in insurance products as of December 31, 2010.

For the year ended December 31, 2010
Life insurance	6.0%
Personal injury insurance	8.8%
Credit life insurance	20.3%
Residential insurance	4.9%
Capitalization	7.5%
Private retirement	10.6%

Source: SUSEP and FenaPrevi

As of December 31, 2010, we had R$21.6 billion in technical provisions, and we were ranked fourth in gross written premiums for the insurance products we distribute, according to SUSEP.

Insurance Brokerage Services

We distribute insurance products from some of Brazil’s largest insurance companies. We concentrate on the sale of products issued by Santander Seguros or Santander Brasil Seguros, which represented almost 88% of our insurance premiums in the year ended December 31, 2010. The products we distribute as part of our insurance brokerage services include life, automobile, property and casualty, industrial equipment and crop insurance. We focus on simple standardized banking product-related insurance mainly intended for the retail business.

The products are sold through our distribution network and we receive a service fee from the insurance providers based on the insurance sales. All risks are assumed by, and all premiums are payable to the relevant third-party insurance provider (including the Santander Brasil Group insurance providers).

We have recently implemented a corporate restructuring in order to consolidate all of our Brazilian insurance brokerage operations in Santander Brasil.

As of December 31, 2010, the breakdown of insurance premiums distributed by Santander insurance companies was as follows: Santander Seguros (life) 78%, Santander Brasil Seguros (property) 10% and third-party companies (automobile, property) 12%. We believe that the consolidation of the insurance business will maximize our participation in the insurance brokerage services market.

On February 21, 2011, our board of directors approved the main terms and conditions for the sale of all of the outstanding capital stock of Santander Seguros to a holding company headquartered in Spain which will initially be held, directly or indirectly, by our controlling shareholder, Santander Spain.  See “Item 4. Information on the Company—A. History and Development of the Company—Important Events—2011—Sale of Santander Seguros S.A.”.

Pursuant to the Transaction, we will transfer only insurance underwriting activities and their related core risks and will maintain insurance distribution activities. The current commission framework between us and the Insurance Companies will continue after the deal.

As part of the Transaction, the Insurance Companies will enter into distribution agreements with us for a 25-year minimum term, pursuant to which the Insurance Companies will be granted exclusive access, for the term of the agreements, to our distribution channels, throughout our banking branch offices network, except for auto insurance, which will not be included in the Transaction. As a result of such agreements, we will be entitled to receive fees approximately equal to the fees we currently receive.

Distribution Network

Our distribution network provides integrated financial services and products to our customers through a variety of channels, including branches and on-site service units (postos de atendimento bancário or PABs) and complementary distribution channels such as ATMs, call centers and other alternative direct sales distribution channels like Internet banking. These distribution channels are concentrated in the South and Southeast, Brazil’s wealthiest regions measured in terms of GDP per capita (representing approximately 73% of Brazil’s GDP as of December 2010.

The following table presents our principal outlets at December 31, 2010.

At December 31, 2010
Branches	2,201
PABs (on-site service units)	1,495
ATMs	18,312

Branch Network

Our branch network offers all of our products and services to our customers. In 2010, we opened 110 new branches.

The table below shows the number of our branches across Brazil’s regions at the dates indicated.

	At December 31,			Change, At December 31, 2010 vs. December 31, 2009
	2010	2009	2008(1)	#	%
Central West	86	72	71	14	19%
Northeast	183	176	174	7	4%
North	31	31	30	0	0%
Southeast	1,606	1,533	1,530	73	5%
South	295	279	278	16	6%
Total	2,201	2,091	2,083	110	5%

(1)	Includes Banco Real branches.

The following map shows the geographic distribution of our branch network, each region’s share of 2010 GDP and our market share, according to the Central Bank. Market share is calculated by dividing the number of our branches in the region by the number of branches for all principal banks in such region at December 31, 2010.

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

The table below shows the number of our on-site service units across Brazil’s regions at the dates indicated.

	At December 31,			Change, December 31, 2010 vs. December 31, 2009
	2010	2009	2008(1)	#	%
Central West	100	101	101	(1)	(1)
Northeast	159	159	159	-	-
North	59	59	62	-	-
Southeast	1,001	1,018	1,024	(17)	(1.7)
South	176	177	174	(1)	(1)
Total	1,495	1,514	1,520	(19)	(1)

(1)	Includes Banco Real.

Complementary Distribution Channels

We also distribute our products and services through complementary distribution channels, which we believe contribute significantly to increase product sales and banking transactions. These channels consist of ATMs, Internet banking and call centers. These distribution channels provide significant amount of information to our customers and also improve direct sales. Because of their lower cost and large attendance capacity, we believe that complementary distribution channels are an important way to have more effective relationships with the customer base.

ATMs

We operate an extensive network of over 18,000 ATMs, including those located in our branches and on-site service units. In addition, our customers have access to the “Banco 24 Horas” network of approximately 20,000 ATMs of over 40 participating banks located throughout Brazil, through which they may access their accounts and conduct banking transactions, typically paying a per-transaction fee.

The following table shows the number of our ATM machines across Brazil’s regions at the dates indicated.

	At December 31,			Change, December 31, 2010 vs. December 31, 2009
	2010	2009	2008(1)	#	%
Central West	746	714	699	32	4.5
Northeast	1,683	1,647	1,599	36	2.2
North	398	390	394	8	2.1
Southeast	13,407	13,336	13,431	71	0.5
South	2,078	2,041	1,997	37	1.8
Total	18,312	18,128	18,120	184	1,02

(1)	Includes Banco Real.

Call Centers

Our call centers can be used by customers to make inquiries, execute payment transactions or apply for products and services, such as personal loans. A portion of our call center personnel is dedicated to contacting current account holders to offer them additional products and services. Our call centers also have a retention unit that handles customer requests for the cancellation of products or services.

The following table presents summarized operating statistics for our call centers.

	At December 31,			Change, December 31, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
Number of individual customers (in thousands)	2,436	2,216	2,312	220	9.9
PAS(1)	4,150	3,976	3,684	174	4.4
Headcount	6,882	6,516	6,206	366	5.6
Percentage of using customers per month	29%	27%	28%

(1)	Work stations set up for call center activities.

Internet Banking

We view Internet banking as a key instrument for offering additional products to our customers. Individuals and SMEs can also access their accounts through the Internet to conduct banking transactions at their convenience, such as obtaining account information, financial transfers, contracting loans and making payments. The following table presents summarized operating statistics for our Internet banking.

	At December 31,			Change, December 31, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
Number of individual customers (in thousands)	2,025	1,790	1,731	253	13.1
Percentage of using customers	23%	22%	21%

Funding

Our principal sources of funding are deposits.  Since we are primarily a commercial bank, customer deposits constitute the main source of liquidity in our financing structure.  These deposits, combined with capital and other similar instruments, enable us to cover most of our liquidity requirements.  Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.  In order to increase liquidity in the Brazilian market, we use deposits in the local market as an instrument of liquidity and do not rely significantly on international funding.  Additionally, legal reserve requirements consume a significant amount of funding in Brazil.  In order to improve the liquidity of the Brazilian financial markets, the government created the Financial Bill instrument (Letra Financeira) through Provisional Measure No. 472 of December 15, 2009 (converted into Law 12.449 dated June 11, 2010).  The Financial Bill instrument is a new funding alternative available to banks that can be characterized as senior or subordinated debt for purposes of capital adequacy rules.  Pursuant to Resolution No. 3,836 of February 25, 2010, its minimum term must be 24 months and it must be issued for a minimum amount of R$300,000.  For further discussion of our funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Funding”.

Technology

In order to serve our customers effectively, improve our profitability and grow our business, we continuously invest in new technology and renewal of equipment and infrastructure.  We believe that proper management of technology is key to the efficient management of our business.  Our technology platform focuses on our customers and supports our business model.  We operate a modern global technology platform that is interconnected with the platform of the Santander Group, which allows us to serve our customers on a global scale, under a platform that is uniquely customer-centered.  See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Information Technology Platform”.

Our operations and information technology organization are focused on three pillars:

•	integration of Banco Real and Santander Brasil;

•	building the most efficient bank in Brazil by 2011, following the completion of the integration process; and

•	achieving quality excellence in services by supporting client business needs.

In February 2011, we completed a major step of our integration: the migration of accounts and operations of over 9 million customers from the Banco Real source platform to the unified Santander system. All of those individuals, most of them customers of retail companies and some wholesale customers, are already conducting their transactions on the new systems platform. Our branch network now operates on a single platform, is more agile and provides a wider range of products and services to our customers.

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

•
Branches/ATMs.  We had a full integration of ours and Banco Real’s branches in the first half of 2011. Since February 2011, all individual customers, mostly customers of retail companies  and wholesale customers, are conducting their migrated transactions on the new system  platform.

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

We expect that our total information technology investment expenditures for 2011 will be approximately R$ 829 million.  Our expenditures in 2009 and 2010 were approximately R$ 954 million and R$ 1,150 million, respectively.

Marketing

In 2010, the highlight in our marketing efforts was the unification of the Santander brand in every branch.

We worked to create awareness to the fact that we are a strong and caring bank, with a focus on relationships. With this background vision we launched products and strengthened our dialogue with our stakeholders such as college students, legal entities and Van Gogh clients. We also supported important sustainability actions such as the Espaço de Práticas em Sustentabilidade and the Papel Certificado.

The theme of “relationships” became increasingly important for the Santander brand in 2010; we extended our presence on the internet and social network by making content available and responding to questions, suggestions and complaints.

In 2010, we also strengthened our presence in sports marketing. By sponsoring the Copa Santander Libertadores – the largest championship among clubs in Latin America – we reaffirmed our commitment with the continent and its passion for soccer. We also started our sponsorship of the Scuderia Ferrari, in a partnership between two brands which share not only the color red, but also innovation and search for leadership. This sponsorship provides Santander not only with global exposure but also with the opportunity of offering our clients exclusive, high added value products, such as the Santander Ferrari credit card.

In addition, we restructured the cultural marketing area and reviewed our Cultural Initiative action. Based on our four action fields – Education, Citizenship, Interactivity and Entrepreneurship – we both sponsored and performed hundreds of institutional actions, programs and projects in a number of Brazilian cities, including the Santander Cultural units in Porto Alegre and Recife. Beyond the regional development in culture, the initiatives were based on the local demands and arts.

Sustainability in Santander Brasil

We believe that responsible corporate and individual actions are crucial for sustainable development. We focus our efforts on integrating social and environmental dimensions in our business decisions and governance and encourage our staff, clients, suppliers and co-partners in these initiatives.

Our business model is three-fold and consists of economic, social and environmental aspects. In 2010, this commitment resulted in consistent improvements in operational areas and business. Sustainability continues, therefore, to evolve in a systemic way in our organization.

Business

We have implemented an environmental and social risk management system for the integrated bank in the Wholesale segment.  Under this system, borrowers are screened for environmental and social concerns, such as contaminated land, deforestation, labor violations and other major environmental and social issues for which there are potential penalties.  In 2010, we screened approximately 1,500 corporate customers, including about 20 major new projects, for these types of risks.  A specialized team with background in biology, geology, environmental engineering and chemistry monitors our corporate customers’ environmental practices, and a team of financial analysts studies the likelihood of damages that unfavorable environmental conditions may cause to our customers’ financial condition and collateral. Our monitoring activity focuses on preserving our capital and our reputation in the market.

Another highlight was the microcredit operation. In one of the best years in its history, the receivables portfolio grew 35% and the customer base 10% in this segment. The default rate fell from 5.2% in 2009 to 3.4% in 2010. Our microcredit operation meets small entrepreneurs in over 600 Brazilian cities. As of December 31, 2010, we had approximately 96,000 active clients, mostly women (68%). The amount borrowed was approximately R$272 million.

Environmental management and climate governance

We applied techniques of sustainable construction to the 110 branches opened in 2010, with procedures for energy efficiency, rational use of water, materials with less environmental impact and waste management. The procedure is standard in all our works, which is unique in the Brazilian financial market.

Seven administrative buildings, besides the Fernando de Noronha branch, in Pernambuco, were re-certified by ISO 14001. The headquarters building in São Paulo, was certified with LEED CS (Leadership in Energy and Environmental Design Core and Shell, as regards to actions implemented in the structure of the building), Gold level. It is our second building to obtain LEED certification.

We measure and disclose our emissions of greenhouse gases by the GHG Protocol and we have worked to reduce them. Since October 2010, 71% of the energy used in our administrative buildings is derived from Small Hydroelectric Plants, reducing emissions of our operation.

Stakeholders’ engagement

Not only do we practice sustainability, but we also dedicate time to share our practices with other companies, encouraging them to adopt social and environmental pillars in their business decisions. We accomplish this through the Area of Practice on Sustainability, a program of sharing our learning and practices with our customers, suppliers and society in general. The initiative is unprecedented in the domestic market.

Through our website, www.santander.com.br/sustentabilidade, we offer content such as online courses and lectures, best practice cases and news. The sustainability page on our website had approximately 1 million hits in 2010.  Our live classes (events, courses and lectures with specialists) had a total of 2,500 participants in 2010 (a 67% increase versus 2009) and 920 organizations (a 7% growth).

Social Development

The resources that we have available for social investment involve the full range of our assets: financial, material, information, management skills, results-based culture, technology and, especially, the people who comprise our staff, who are able to effectively manage all other resources.

We believe that our social investment must mobilize society around relevant causes, promote effective social changes, influence and strengthen public policies, and add value to the Santander brand.

We selected education as our main cause, understanding that it is a critical factor to the economic, social and environmental development required by Brazil. We work focused on actions that promote the improvement of the quality of education in Brazilian public schools.

Also, we contribute to society with the experience accumulated by the organization in the areas of entrepreneurship, income generation, environment and diversity.

Among the various social investment programs, we have the Friends of Value Program and Solidarity University.

Friends of Value encourages employees, customers and suppliers to allocate part of their income tax to social projects that work in defending the rights of children and adolescents. In 2010, Friends of Value had about 30,000 participants (employees and customers) and the amounts collected will enable us to give support to 50 selected cities and to define the biggest weaknesses  in education of children and adolescents.

Solidarity University (a category that makes up the Santander Universities Award) supports social projects developed by the extension area of Higher Education Institutions. This Program contributes to the civic education of future professionals providing student, through practice in the community, with the opportunity to review and work systemically the knowledge acquired at university. Also, it allows knowledge of the Higher Education Institution to be placed at the disposal of low-income communities, contributing to the improvement of living conditions. Nowadays, we support 9 projects, benefiting directly 192 students, 47 teachers and 597 citizens of different communities. In 2011, new projects will be supported and will benefit teachers, students and communities in eight Brazilian cities.

Insurance Coverage

We have insurance policies with coverage against the following risks:

Civil Liability – Directors and Officers – IPO: covers financial losses regarding the initial public offering subject to the maximum limit of U.S.$ 36,985 thousand; Comprehensive General Liability: subject to the maximum limit of R$ 5,000 thousand; Employees Fraud and Infidelity (Bankers Blanket Bond): subject to the maximum limit of R$ 90,344 thousand; Property (Real Estate): subject to the maximum limit of R$465,000 thousand; Optional Civil Liability (Vehicles): subject to the maximum limit of R$1,098 thousand; Vehicles (Aviation) with coverage for two aircrafts, Vehicles subject to the maximum limit of U.S.$ 6,500 thousand for the helicopter “Augusta”, U.S.$ 3,500 thousand for helicopter “Dauphin” – CASCO – Aircraft Hull Insurance – and R$ 333,638.48 for the helicopter “Augusta”, U.S.$ 291,933.67 for helicopter “Dauphin” – RETA – Responsibility of the Aerial Exporter and Transporter - (mandatory insurance).

Selected Statistical Information

The following information for Santander Brasil is included for analytical purposes and is derived from and should be read in conjunction with the financial statements contained elsewhere herein as well as “Item 5. Operating and Financial Review and Prospects”.

Average annual balance sheet data has been calculated based upon the average of the monthly of balances at 13 dates: at December 31 of the prior year and each of the month-end balances of the 12 subsequent months. Average income statement and balance sheet data and other related statistical information have been prepared on a consolidated annual basis. As from August 30, 2008, our consolidated financial information includes data of Banco Real. We believe that the average data set forth herein accurately reflect in all material respects our financial condition and results of operations at the dates and for the periods specified.

The selected statistical information set forth below includes information at and for the year ended December 31, 2006 derived from unaudited financial statements prepared in accordance with Brazilian GAAP. See “Presentation of Financial and Other Information”. Because of the material differences in criteria and presentation between Brazilian GAAP and IFRS, such information is not comparable with the selected statistical data at and for the years ended December 31, 2010, 2009, 2008 and 2007. For a discussion of such differences, see note 46 to our financial statements. Accordingly, differences between amounts at and for the year ended December 31, 2006 and the amounts at and for the years ended December 31, 2010, 2009, 2008 and 2007 may be due to differences between Brazilian GAAP and IFRS as well as the evolution of our financial condition and results of operations during these years.

Average Balance Sheet and Interest Rates

The following tables show our average balances and interest rates for each of the periods presented. With respect to the tables below and the tables under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread”, (1) we have stated average balances on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which include such netting and (2) all average data have been calculated using month-end balances. We stop accruing interest on loans once they are more than 60 days past due. All our non-accrual loans are included in the table below under “other assets”.

	IFRS
	At December 31,
	2010			2009			2008
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Assets and Interest Income
Cash and balances with the Brazilian Central Bank	37,421	3,590	9.6%	17,879	1,667	9.3%	19,102	2,270	11.9%
Loans and amounts due from credit institutions	22,815	1,398	6.1%	31,122	2,901	9.3%	17,390	1,819	10.5%
Loans and advances to customers	137,046	29,290	21.4%	126,712	29,470	23.3%	72,178	16,297	22.6%
Debt instruments	57,830	6,442	11.1%	45,530	5,202	11.4%	22,543	3,327	14.8%
Other interest-earning assets	—	189	—	—	103	—	—	55	—
Total interest-earning assets	255,112	40,909	16.0%	221,243	39,343	17.8%	131,213	23,768	18.1%

	IFRS
	At December 31,
	2010			2009			2008
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Equity instruments	19,684	52	0.3%	7,746	30	0.4%	2,250	37	1.6%
Investments in associates	421	—	—	506	—	—	255	—	—
Total earning assets	275,217	40,961	14.9%	229,495	39,373	17.2%	133,718	23,805	17.8%
Cash and balances with the Brazilian Central Bank	6,549	—	—	6,250	—	—	3,618	—	—
Loans and amounts due from credit institutions	1,064	—	—	3,152	—	—	677	—	—
Impairment losses	(9,119)	—	—	(8,765)	—	—	(4,272)	—	—
Other assets	31,889	—	—	33,007	—	—	16,488	—	—
Tangible assets	4,025	—	—	3,690	—	—	1,977	—	—
Intangible assets	31,660	—	—	31,345	—	—	11,415	—	—
Total average assets	341,285	40,961	12.0%	298,174	39,373	13.2%	163,621	23,805	14.5%
Liabilities and Interest Expense
Deposits from the Brazilian Central Bank	50	—	—	845	29	3.5%	14	—	—
Deposits from credit institutions	35,224	1,147	3.3%	21,474	1,179	5.5%	21,411	1,631	7.6%
Customer deposits	139,825	12,774	9.1%	139,917	13,164	9.4%	75,816	9,146	12.1%
Marketable debt securities	13,404	1,213	9.0%	11,420	1,048	9.2%	6,331	549	8.7%
Subordinated liabilities	9,953	999	10.0%	10,676	1,077	10.1%	5,883	690	11.7%
Other interest-bearing liabilities	—	682	—	—	679	—	—	314	—
Total interest-bearing liabilities	198,456	16,815	8.5%	184,332	17,176	9.3%	109,455	12,330	11.3%
Deposits from credit institutions	196	—	—	100	—	—	80	—	—
Customer deposits – demand deposits	14,287	—	—	13,000	—	—	7,112	—	—
Other liabilities	56,467	—	—	44,546	—	—	23,863	—	—
Non-controlling interests	4	—	—	4	—	—	1	—	—
Equity	71,875	—	—	56,192	—	—	23,110	—	—
Total average liabilities and equity	341,285	16,815	4.9%	298,174	17,176	5.8%	163,621	12,330	7.5%

Changes in Net Interest Income—Volume and Rate Analysis

The following tables allocate the changes in our net interest income between changes in average volume and changes in average rate for the year ended December 31, 2010 compared to the year ended December 31, 2009 and for the year ended December 31, 2009 compared to the year ended December 31, 2008. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “— Average Balance Sheet and Interest Rates”.

	IFRS For the years ended 2010/2009			IFRS For the years ended 2009/2008
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest and Similar Income
Interest-earning assets
Cash and balances with the Brazilian Central Bank	1,873	50	1,923	(138)	(465)	(603)
Loans and amounts due from credit institutions	(658)	(845)	(1,503)	1,299	(216)	1,083
Loans and advances to customers	2,306	(2,485)	(179)	12,669	505	13,174
Debt instruments	1,373	(133)	1,240	2,765	(891)	1,874
Other interest-earning assets	86	—	86	49	—	49
Total interest-earning assets	4,980	(3,413)	1,567	16,644	(1,067)	15,577
Investments in associates	34	(12)	22	38	(45)	(7)
Total earning assets	5,014	(3,425)	1,589	16,682	(1,112)	15,570

	IFRS For the years ended 2009/2008			IFRS For the years ended 2008/2007
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest Expense and Similar Charges
Interest-bearing liabilities
Deposits from the Brazilian Central Bank	(14)	(15)	(29)	29	—	29
Deposits from credit institutions	577	(609)	(32)	5	(456)	(451)
Customer deposits	(9)	(382)	(391)	6,382	(2,364)	4,018
Marketable debt securities	180	(14)	166	465	34	499
Subordinated liabilities	(73)	(4)	(77)	495	(108)	387
Other interest-bearing liabilities	1	—	1	366	—	366
Total interest-bearing liabilities	662	(1,024)	(362)	7,742	(2,894)	4,848

Assets

Earning Assets—Yield Spread

The following tables analyze our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “— Average Balance Sheet and Interest Rates”.

	IFRS
	For the years ended December 31,
	2010	2009	2008
	(in millions of R$, except percentages)
Average earning assets	275,217	229,495	133,718
Interest and dividends on equity securities(1)	40,961	39,373	23,805
Net interest income	24,095	22,167	11,438
Gross yield(2)	14.9%	17.2%	17.8%
Net yield(3)	8.8%	9.7%	8.6%
Yield spread(4)	6.4%	7.8%	6.5%

(1)	Dividends on equity securities include dividends from companies accounted for by the equity method.

(2)	Gross yield is the quotient of interest and dividends on equity securities divided by average earning assets.

(3)	Net yield is the quotient of net interest income divided by average earning assets.

(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities.

Return on Equity and Assets

The following tables present our selected financial ratios for the periods indicated.

	IFRS
	For the years ended December 31,
	2010	2009	2008
ROA: Return on average total assets	2.2%	1.8%	1.5%
ROE: Return on average shareholders’ equity	10.3%	9.8%	10.3%
Average shareholders’ equity as a percentage of average total assets	21.1%	18.8%	14.1%
Payout(1)	47.9%	26.8%	35.8%

(1)	Divided payout ratio (dividends declared per share divided by net income per share).

Interest-Earning Assets

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “— Average Balance Sheet and Interest Rates”.

	IFRS
	For the years ended December 31,
	2010	2009	2008
Cash and balances with the Brazilian Central Bank	14.7%	8.1%	14.6%
Loans and amounts due from credit institutions	8.9%	14.1%	13.3%
Loans and advances to customers	53.7%	57.2%	54.9%
Debt instruments	22.7%	20.6%	17.2%
Total interest-earning assets	100.0%	100.0%	100.0%

Loans and amounts due from credit institutions

The following tables show our short-term funds deposited with other banks at each of the dates indicated.

	IFRS
	At December 31,
	2010	2009	2008
	(in millions of R$)
Time deposits	9,110	9,945	10,703
Reverse repurchase agreements	600	6,160	4,583
Escrow deposits	7,317	6,192	6,201
Cash and Foreign currency investments	5,827	3,493	10,689
Other accounts	144	412	1,563
Total	22,998	26,202	33,739

Investment Securities

At December 31, 2010, the book value of the investment securities was R$84.7 billion (representing 22.6% of our total assets in the period). Brazilian government securities totaled R$55.8 billion, or 65.9%, of our investment securities at December 31, 2010. For a discussion of how the investment securities are valuated, see notes 6 and 7 to the financial statements.

The following tables shows the carrying amounts of our investment securities by type and residence of the counterparty at each of the indicated dates:

	IFRS
	At December 31,
	2010	2009	2008
	(in millions of R$)
Debt securities
Government securities - Brazil	55,444	53,620	37,092
Government securities – other countries	379	366	401
Other debt securities	6,433	3,554	2,132
Total domestic	62,256	57,540	39,625
Less-allowance for credit losses	—	(30)	(29)
Total debt securities	62,256	57,510	39,596
Equity securities
Shares of Brazilian companies	1,153	1,471	1,016
Shares of foreign companies	1	68	312
Investment fund units and shares (1)	21,282	16,453	595
Total equity securities	22,436	17,992	1,923
Total investment securities	84,692	75,502	41,519

(1)	Includes Investment fund units Guarantors of Benefit Plans - PGBL/VGBL, related to the liabilities for insurance contracts.

As of  December 31, 2010, we held no securities of single issuers or related groups of companies whose aggregate book or market value exceed 10% of our stockholders’ equity, other than the Brazilian government securities, which represented 76.9% of our stockholders’ equity. Total value of debt securities was approximately 85.8% of the stockholders’ equity.

The following table analyzes the maturities and weighted average yields of our debt investments securities (before impairment allowance) at December 31, 2010. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not material.

	IFRS
	At December 31, 2010
	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total	Average Yield (%)
	(in millions of R$)
Debt Securities
Government securities - Brazil	8,018	40,899	3,159	3,368	55,444	11.7%
Government securities – other countries	379	—	—	—	379	7.8%
Other debt securities	1,764	2,443	2,064	162	6,433	10.6%
Total debt investment securities	10,161	43,342	5,223	3,530	62,256	11.5%

Loan Portfolio

At December 31, 2010, our total loans and advances to customers were R$160.6 billion (42.9% of our total assets). Net of allowances for credit losses, loans and advances to customers were R$151.4 billion at December 31, 2010 (40.4% of our total assets). In addition to loans, we had outstanding at December 31, 2010, 2009, 2008 and 2007 R$93.5 billions, R$77.8 billion, R$68.8 billion and R$19.6 billion, respectively, of loan commitments drawable by third parties.

Types of Loans

Substantially all of our loans are to borrowers domiciled in Brazil and are denominated in reais.  The following tables analyze our loans and advances to customers (including securities purchased under agreements to resell), by type of customer loan, at each of the dates indicated.  For each category of loan, we maintain specific risk management policies in line with the standards of the Santander Group and as managed and monitored by our board of directors through the credit committee.  Our credit approval processes for each category of loan are structured primarily around our business segments.  See “Item 11. Quantitative and Qualitative Disclosures About Risk—Credit Risk” for details on our credit approval policies for retail and wholesale lending.

The Bank has a diversified loan portfolio with no specific concentration exceeding 10% of total loans.

	IFRS
	At December 31,
	2010	2009	2008	2007
	(in millions of R$)
Commercial, financial and industrial(1)	78,101	66,601	76,407	32,879
Real estate-construction(2)	5,392	3,828	2,469	301
Real estate-mortgage(3)	6,698	5,226	4,472	1,692
Installment loans to individuals(4)	60,251	49,103	46,857	16,178
Lease financing(5)	10,116	13,636	12,444	402
Loans and advances to customers, gross (6)	160,558	138,394	142,649	51,452
Impairment losses	(9,192)	(10,070)	(8,181)	(2,249)
Loans and advances to customers, net	151,366	128,324	134,468	49,203

(1)
Includes primarily loans to small and medium-size businesses, or SMEs in our Commercial Banking segment, and to Global Banking & Markets, or GB&M,  corporate and business enterprise customers in our Wholesale Global Banking segment.  The principal products offered to SMEs in this category include revolving loans, overdraft facilities, installment loans, working capital and equipment finance loans.  Credit approval for SMEs is based on customer income, business activity, collateral coverage and internal and external credit scoring tools.  Collateral on commercial, financial and industrial lending to SMEs generally includes receivables, liens, pledges, guarantees and mortgages, with coverage generally ranging from 100% to 150% of the loan value depending on the risk profile of the loan.  Our Wholesale Global Banking customers are offered a range of loan products ranging from typical corporate banking products (installment loans, working capital and equipment finance loans) to more sophisticated products (derivative and capital markets transactions).  As Wholesale Global Banking customers tend to be larger businesses, credit approval is based on customer credit quality as evaluated by a specialized teams of risk analysts taking account of, among other things, business revenues and credit history of each customer.  Underwriting policies for this category of loans to our Wholesale Global Banking customers are focused on the type of guarantee or collateral provided.  Certain loans (BNDES products) are generally secured by liens on financed machinery and equipment, though guarantees may also be provided as additional security.

(2)
Includes construction loans made principally to real estate developers that are SMEs and corporate customers in our Wholesale Global Banking Segment.  Credit approval is carried out by a specialized team of risk analysts which follows a specific set of underwriting standards and analysis of each customer based on, among other things, business revenues and credit history.  Loans in this category are generally secured by mortgages and receivables, though guarantees may also be provided as additional security.

(3)
Includes loans on residential real estate to individuals.  Credit approval policies in this category are determined by reference to the type of lending product being offered, the type and location of the real estate, the revenue or income of the business or customer, respectively, requesting the loan and internal and external credit scoring information.  All loans granted under this category are secured by the financed real estate.  Loan-to-value ratios for loans in this category are generally limited to 80% and the average loan to value ratio for new loans is approximately between 50% and 60%.

(4)
Consists primarily of unsecured personal installment loans (including loans the payments for which are automatically deducted from a customer’s payroll), revolving loans, overdraft facilities, consumer finance facilities and credit cards.  Credit approval in this category is based on individual income, debt-to-income ratio and internal and external credit scoring models.  Credit approval for many of these types of loans is based on automatic scoring models, with pre-set lending limits based on credit scores.  For example, the maximum lending amount on revolving loans and overdraft facilities may vary from between 50% and 250% of an individual’s monthly income, depending on the specific product and credit score of the individual.

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

Brazilian GAAP
At December 31,
2006
(in millions of R$)
Commercial, financial and industrial	23,571
Real estate	1,232
Installment loans to individuals	12,303
Lease financing	403
Loans and advances to customers, gross (1)	37,509
Allowance for possible loan losses	(1,622)
Loans and advances to customers, net of allowances	35,887

(1)	Includes all loans granted by us, considered as credit portfolio under Central Bank Resolution No. 2,682. Certain assets accounted for as loans under IFRS are not so accounted under Brazilian GAAP.

Maturity

The following table sets forth an analysis by maturity of our loans and advances to customers by type of loans at December 31, 2010.

	IFRS
	Maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of R$, except percentages)
Commercial, financial and industrial	51,979	52.8%	24,216	43.3%	1,906	30.7%	78,101	48.6%
Real estate	4,155	4.2%	4,116	7.4%	3,819	61.4%	12,090	7.5%
Installment loans to individuals	37,298	37.9%	22,462	40.2%	491	7.9%	60,251	37.5%
Lease financing	5,024	5.1%	5,090	9.1%	2	0.0%	10,116	6.3%
Loans and advances to customers, gross	98,456	100.0%	55,884	100.0%	6,218	100.0%	160,558	100.0%

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2010.

IFRS
Fixed and variable rate loans having a maturity of more than one year
(in millions of R$)
Fixed rate	34,512
Variable rate	27,590
Total	62,102

Cross-Border Outstandings

The following table sets forth, at the dates indicated, the aggregate amount of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 0.75% of our total assets. Cross-border outstandings do not include local currency loans made by subsidiary banks in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the majority of the loans by our Cayman Islands branch.

	IFRS
	At December 31,
	2010		2009		2008
	Balance	% of Total Assets	Balance	% of Total Assets	Balance	% of Total Assets
	(in millions of R$, except percentages)

OECD countries(1)
Austria	379	0.1%	571	0.2%	4,937	1.7%
Spain	954	0.3%	1,289	0.4%	3,734	1.3%
United States	1,630	0.4%	2,383	0.8%	1,288	0.4%
Netherlands	3,825	1.0%	—	—	—	—
Other OECD countries(2)	227	0.1%	673	0.2%	1,495	0.5%
Total OECD	7,015	1.9%	4,916	1.6%	11,454	3.9%
Non-OECD countries
Latin American countries(2)	66	—	79	—	147	0.1%
Cayman Islands	4,175	1.1%	3,615	1.1%	—	—
Other(2)	135	—	258	0.1%	2,182	0.7%
Total non-OECD	4,376	1.2%	3,952	1.2%	2,329	0.8%
Total	11,391	3.0%	8,868	2.8%	13,783	4.7%

(1)	The Organization for Economic Cooperation and Development.

(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

The following table sets forth the amounts of our cross-border outstandings at December 31, 2010, 2009 and 2008 by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

	IFRS
	Government	Banks and Other Financial Institutions	Commercial and Industrial	Other Loans	Total
	(in millions of R$)
2008
Austria	401	—	4,536	—	4,937
Spain	—	3,730	4	—	3,734
Total	401	3,730	4,540	—	8,671
2009
United States	—	2,239	—	144	2,383
Cayman Islands	496	—	3,075	44	3,615
Total	496	2,239	3,075	188	5,998
2010
United States	—	1,314	—	316	1,630
Netherlands	—	120	3,705	—	3,825
Cayman Islands	542	12	3,621	—	4,175
Total	542	1,446	7,326	316	9,630

Movements in Allowances for Credit Losses

The following tables analyze movements in our allowances for credit losses for the periods indicated.  For further discussion of movements in the allowances for credit losses, see “Item 5. A. Operating Results—Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009—Impairment Losses on Financial Assets (Net)” and “—Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008—Impairment Losses on Financial Assets (Net)”.

	IFRS
	For the years ended December 31,
	2010	2009	2008	2007
	(in millions of R$)
Balance at beginning of year	10,070	8,181	2,249	2,170
Inclusion of entities in the Bank in the year	—	—	4,717	—
Impairment losses charged to income for the year	9,051	10,520	4,534	2,474
Write-off of impaired balances against recorded impairment allowance	(9,929)	(8,631)	(3,319)	(2,395)
Balance at end of year	9,192	10,070	8,181	2,249

Brazilian GAAP
Years Ended December 31,
2006
(in millions of R$)
Balance at beginning of year	1,197
Net additions	1,522
Charge-offs	(1,097)
Balance at end of year	1,622

The tables below show a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type of borrower for the periods indicated.

	IFRS
	For the years ended December 31,
	2010	2009	2008	2007
	(in millions of R$)
Recoveries of loans previously charged off(1)	819	537	430	294
Commercial, financial and industrial	89	42	144	101
Real estate – mortgage	69	58	29	11
Installment loans to individuals	635	420	246	163
Lease finance	26	17	11	19
Acquired companies	—	—	4,717	—
Commercial, financial and industrial	—	—	1,988	—
Real estate – mortgage	—	—	48	—
Installment loans to individuals	—	—	2,610	—
Lease finance	—	—	71	—
Impairment losses charged to income for the year (1)	9,051	10,520	4,534	2,474
Commercial, financial and industrial	3,098	3,071	1,453	261
Real estate – mortgage	71	28	26	6
Installment loans to individuals	5,780	7,198	2,951	2,180
Lease finance	102	223	104	27
Write-off of impaired balances against recorded impairment allowance	(9,929)	(8,631)	(3,319)	(2,395)
Commercial, financial and industrial	(3,209)	(3,073)	(739)	(310)
Real estate – mortgage	(42)	(31)	(13)	(7)
Installment loans to individuals	(6,509)	(5,377)	(2,513)	(2,028)
Lease finance	(169)	(150)	(54)	(50)

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously charged off.

Brazilian GAAP
For the years ended December 31,
2006
(in millions of R$)
Recoveries of loans previously charged off	355
Commercial, financial and industrial	147
Real estate-mortgage	15
Installment loans to individuals	175
Lease finance	18
Impairment losses charged to income for the year	1,522
Commercial, financial and industrial	376
Real estate-mortgage	13
Installment loans to individuals	1,087
Lease finance	46
Write-off of impaired balances against recorded impairment allowance	(1,098)
Commercial, financial and industrial	(227)
Real estate-mortgage	(13)
Installment loans to individuals	(833)
Lease finance	(25)

The tables below show a breakdown of allowances for credit losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated.

	IFRS
	At December 31,
	2010	% of total loans	2009	% of total loans	2008	% of total loans	2007	% of total loans
	(in millions of R$, except percentages)
Borrowers
Commercial financial and industrial	3,274	52.0%	3,386	50.9%	3,387	55.3%	686	64.5%
Mortgage loans	119	4.2%	90	3.8%	94	3.1%	33	3.3%
Installment loans to individuals	5,608	37.5%	6,336	35.5%	4,515	32.8%	1,467	31.4%
Lease financing	191	6.3%	258	9.9%	185	8.7%	63	0.8%
Total	9,192	100.0%	10,070	100.0%	8,181	100.0%	2,249	100.0%

	Brazilian GAAP
	Year Ended December 31,
	2006	% of total loans
	(in millions of R$, except percentages)
Borrowers
Commercial and industrial	432	62.9%
Mortgage loans	20	3.3%
Installment loans to individuals	1,102	32.8%
Lease financing	68	1.0%
Total	1,622	100.0%

Impaired Assets

The following tables show our impaired assets, excluding country risk.

	IFRS
	At December 31,
	2010	2009	2008	2007
	(in millions of R$, except percentages)
Non-performing assets
Past-due and other non-performing assets(1)	9,348	9,899	7,730	2,093
Nonperforming assets as a percentage of total loans	5.8%	7.2%	5.4%	4.1%
Net loan charge-offs as a percentage of total loans	6.2%	6.2%	2.3%	4.7%

(1)
Includes at December 31, 2010, R$927 million of doubtful loans (2009 - R$484 million, 2008 - R$1,260 million and 2007 - R$66 million) that were not past-due and therefore were accounted for on an accrual basis. In the period ended December 31, 2010, the amount of interest owed on non-accruing assets that would have been recorded had such assets accrued interest from January 1, 2010 would have been R$2,049 million, in January 1, 2009 would have been R$2,005 million and in January 1,  2008 would have been R$658 million. No loan that was more than 60 days past due was accounted for on an accrual basis.

Brazilian GAAP
At December 31,
2006
(in millions of R$, except percentages)
Non-performing assets
Past-due and other non-performing assets	1,796
Non-performing loans as a percentage of total loans	4.8%
Net loan charge-offs as a percentage of total loans	2.9%

Evolution of Impaired Assets

The following tables show the movement in our impaired assets (excluding country-risk, see “— Country-Risk Outstandings”).

	IFRS
	As of December 31,
	2010	2009	2008	2007
	(in millions of R$)
Balance at beginning of year	9,899	7,730	2,093	2,010
Net additions	9,378	10,800	5,035	2,478
Write-offs	(9,929)	(8,631)	(3,319)	(2,395)
Increase in scope of consolidation	—	—	3,921	—
Balance at end of year	9,348	9,899	7,730	2,093

Brazilian GAAP
For the years ended December 31,
2006
(in millions of R$)
Balance at beginning of year	1,225
Net additions	1,668
Write-offs	(1,097)
Balance at end of year	1,796

Santander Brasil combined its best practices on credit risk management with those from Banco Real during 2010, strengthening its commitment on credit growth with prudence and market knowledge. As a result, the decision making process on lending (for some levels), was decentralized this year, improving the branches autonomy. In addition, the organization was reinforced with a new team fully dedicated to development management systems and structures, in order to assure the best deals for the bank.

We have reaped the results of the implemented actions to restrain the international financial crisis in 2009, reversing the evolution of the default rate consequently. Along with the positive scenario of the Brazilian economy, we had steady growth in our credit portfolio.

The adopted measures, which focused on increasing credit portfolios and reducing default rates, were important to strengthen the credit recovery business in an effective and consistent manner. As a result, our nonperforming assets and default rates decreased in line with our peers reversing the trend observed until the third quarter of –2009 and confirming the improvement of our credit portfolio.

Nonperforming assets decreased R$551 million (-5.6%) in the year ended in December 31, 2010, compared to the year ended on December 31, 2009.  The main decreased occurred in the individuals portfolio, with figures of R$472 million, representing a decrease of 8.8%.

The following table sets forth our nonperforming assets by type of loan for each of the dates indicated:

	IFRS
	At December 31,
	2010	2009	2008	2007
	(in millions of R$)
Impaired assets
Commercial, financial and industrial	3,563	3,618	2,730	502
Real estate – mortgage	150	109	74	23
Installment loans to individuals	4,863	5,335	4,528	1,558
Lease financing	772	837	398	10
Total	9,348	9,899	7,730	2,093

Impaired Asset Ratios

The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS
	At December 31,
	2010	2009	2008	2007
	(in millions of R$, except percentages)
Computable credit risk(1)	183,121	159,362	164,695	64,558
Non-performing assets	9,348	9,899	7,730	2,093
Allowances for credit losses	9,192	10,070	8,181	2,249
Ratios
Non-performing assets to computable credit risk	5.1%	6.2%	4.7%	3.2%
Coverage ratio(2)	98.3%	101.7%	105.8%	107.5%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for non-performing assets as a percentage of non-performing assets.

Brazilian GAAP
At December 31,
2006
(in millions of R$, except percentages)
Computable credit risk(1)	37,509
Non-performing assets	1,796
Allowances for credit losses	1,622
Ratios
Non-performing assets to computable credit risk	4.8%
Coverage ratio(2)	90.3%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including nonperforming assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for nonperforming assets as a percentage of nonperforming assets.

Non-current assets held for sale

The following tables show the movements in non-current assets held for sale at the dates indicated.

	IFRS
	At December 31,
	2010	2009	2008
	(in millions of R$, except percentages)
Balance at beginning of year	356	291	193
Foreclosures loans and other assets transferred	38	229	167
Disposals	(226)	(183)	(166)
Acquired companies	—	19	97
Final balance, gross	168	356	291
Impairment losses	(101)	(184)	(178)
Impairment as a percentage of foreclosed assets	60.1%	51.7%	61.2%
Balance at end of year	67	172	113

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits.  Our retail customers are the principal source of our demand, time and notice deposits.

The following tables analyze our deposits at the dates indicated.

	IFRS
	At December 31,
	2010	2009	2008
	(in millions of R$)
Deposits from central banks and credit institutions
Time deposits	28,867	20,838	26,721
Demand deposits	344	195	66
Repurchase agreements	13,180	164	31
Total	42,391	21,197	26,818
Customer deposits
Current accounts	16,132	15,140	15,298
Savings accounts	30,303	25,216	20,643
Time deposits	68,916	74,634	88,879
Repurchase agreements	52,598	34,450	30,675
Total	167,949	149,440	155,495
Total deposits	210,340	170,637	182,313

The following tables show the maturity of time deposits (excluding inter-bank deposits) in denominations of U$100,000 or more at the dates indicated. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	IFRS
	At December 31, 2010
	Domestic	International
	(in millions of R$)
Under 3 months	6,719	3,779
3 to 6 months	3,035	1,478
6 to 12 months	7,853	42
Over 12 months	28,383	—
Total	45,990	5,299

Short-Term Borrowings

The following tables show our short-term borrowings consisting of Brazilian government securities that we sold under agreements to repurchase for purpose of funding our operations.

	IFRS
	As of December 31,
	2010		2009		2008
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase
At December 31	65,778	9.8%	34,614	9.9%	30,706	13.6%
Average during the period	53,623	10.3%	32,493	11.5%	19,639	12.0%
Maximum month-end balance	68,734		37,214		31,058
Total short-term borrowings at year end	65,778		34,614		30,706

Industry

Brazilian Banking Industry

The Brazilian financial system has experienced an important structural shift, from the high inflation environment in the 1980s and early 1990s towards greater monetary and macroeconomic stability since 1994, with the introduction of the Plano Real, a set of measures taken by the government to stabilize the economy.  Prior to 1994, the banking industry benefited from high inflation rates (which, according to the Central Bank, reached 34.7% of the sector’s total revenue at its peak) and was characterized by the strong presence of state-owned banks and regulatory limitations on the participation of foreign financial institutions, resulting in lower competitiveness and generally inefficient cost structures.  The monetary stability achieved in 1994 led to a continuous increase in the demand for credit in Brazil.  This increase, combined with the loss of inflationary gains, pressured the banking industry to improve operational efficiency, resulting in a period of  consolidation.  The Brazilian government actively monitored this process through the creation of programs designed to protect savings, including measures to ensure the system’s solvency, reduce the participation of state-owned institutions, and strengthen competition among private banks.  The federal government also reduced restrictions on the entry of foreign banks into the Brazilian market and, as a result, their market share increased significantly.

Main Market Players

According to data published by the Central Bank as of November 30, 2010, there were 137 multiple service banks, 19 commercial banks, 16 investment banks and numerous brokerage firms, financing firms and other financial institutions in Brazil. In recent years, the Brazilian financial industry has experienced a series of acquisitions and mergers, which resulted in an increasing consolidation of the financial industry.  In August 2008, we completed the acquisition of Banco Real, significantly increasing our presence in Brazil.

Public Sector

Despite the process of privatization and consolidation in the banking industry, the Brazilian federal and state governments still control major commercial banks and other financial institutions.  Government-owned banks play an important role in the Brazilian financial system, representing 42% of the banking system’s credit (BNDES not included) and 49% of cash deposits as of November 2010. The global economic crisis also played a role in enhancing the market share of publicly owned institutions on total assets, from 34% in 2007 to 42% as of December 2010.  Government-owned banks also have a stronger presence in markets such as mortgage loans and agricultural credit than privately owned banks and act as regional development agencies.

The three main financial institutions controlled by the federal government are:

•	Banco do Brasil, a multi service bank offering a wide range of banking products to both the public and private sectors, and the Brazilian government’s main financial agent;

•	Caixa Econômica Federal, the federal savings bank, a multi service bank involved mainly in taking deposits, providing home loans and financing urban infrastructure projects; and

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

In order to increase confidence in the financial system, the Central Bank announced in 2008 and 2009 several initiatives to boost liquidity and support the mid sized banks, including: (1) a change in the compulsory requirements of demand deposits and time deposits, (2) delays in the compulsory payment schedule, (3) an increase in the portion of compulsory deposits that could be released to acquire credit portfolios from other banks, and (4) the amendment to the by-laws of FGC, in order to provide insurance on deposits up R$20 million.  In the beginning of 2010, the Central Bank reverted some of the rules related to compulsory requirements to the levels that were in place before the financial crisis.

The Brazilian full-service banks largely benefited from this flight to quality by acquiring loan portfolios at attractive prices and experiencing a reduction in the competition from other banks that were active in specific niches, (i.e., payroll loans, automobile financing and SME credit), prior to the crisis.

Recent Performance

The successful macroeconomic policy implemented by the Brazilian government during recent years contributed to an increase in demand for credit in Brazil.  The three basic principles of floating exchange rate, fiscal surplus and inflation targets created an environment of stability that permitted the reduction in interest rates and improvement of the government debt profile. Those factors had a direct impact on the overall real income of the population and as a consequence, on the increase in the penetration of banking products and services in Brazil.  According to the Institute for Applied Economic Research, or “IPEA”, Brazilian annual GDP per capita has doubled from R$8,357 in 2003 to R$16,417 in 2009.  Also, according to the IBGE, the Brazilian unemployment rate decreased from 12.3% in 2003 to 6.7% in 2010.

This increase in penetration of financial services can be seen in the increase of two products that are key to banking relationships.  Between 2000 and 2009, approximately 70 million new checking accounts were opened in Brazil, equivalent to a compounded annual growth rate, or “CAGR”, of 8.6%.  During the same period, the number of credit cards grew by more than four times, from 28.9 million to 136.2 million, equivalent to a CAGR of 19%.

Credit Market in Brazil

The Brazilian credit market is comprised of two major types of loans: (i) mandatory or earmarked credit, which is subject to government controlled interest rates and follows rules for funding and destination defined by law (including BNDES loans); and (ii) market-based credit which is not subject to constraints regarding interest rates.  By December 31, 2010, of the total R$1,703 billion in outstanding credit in Brazil, 65.6% of the portfolio consisted of market-based credit.

	2010	2009	2008
	(in Billions of Reais)
Total Credit Outstanding	1,703.8	1,411.7	1,227.1
Earmarked credit	586.2	457.0	356.1
Market based credit	1,117.3	954.7	871.1
of which:
corporate	559.3	484.9	476.8
individuals (retail)	558.3	469.8	394.2

Some figures may be subject to revision by the Central Bank
Source: Central Bank

Despite the steady increase in credit penetration experienced in recent years, the Brazilian financial market still presents a relatively low credit penetration as compared to that of other developed and emerging markets.

Total Credit as a percentage of GDP

Retail Credit

According to data disclosed by the Central Bank, the total outstanding consumer credit (which included both mandatory and non-mandatory credit) increased at an average compounded rate of 20.7% per year since December 31, 2007, to R$558.3 billion at December 31, 2010, or 32.7% of all outstanding credit in Brazil.  On the same date, personal credit and auto financing accounted for 36.8% and 25.1%, respectively, of all outstanding consumer credit.

The table below shows the growth of consumer credit outstanding, by product.

	2010	2009	2008	% Change (2010 vs 2009)
	(in billions of R$, except percentages)

Overdraft Accounts	16.3	15.8	16.0	3.1%
Personal Credit	205.7	164.3	127.9	25.2%
Credit Card	29.5	25.7	22.2	14.8%
Mortgage Financing	7.4	4.5	3.5	64.4%
Consumer Goods (excluding autos)	10.4	9.5	11.6	9.5%
Autos	140.3	94.1	82.4	49.1%
Leasing	48.3	64.1	56.7	-24.6%
Others	100.4	91.8	73.9	9.4%
Total	558.3	469.8	394.2	18.8%

Source: Central Bank

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

Corporate Credit

The heritage of high inflation and the lack of long-term credit lines to Brazilian corporations resulted in an overall relatively low level of corporate leverage.  Despite that, according to the Central Bank, the volume of corporate credit (including regulated funds) increased significantly from R$694.9 billion in December 2008 to R$928.5 billion in December 2010, representing an average CAGR of 16.4%.  Of the total amount, loans of up to R$100,000 and between R$100,000 and R$10 million represent respectively 15% and 39% of total corporate credit.

Mortgage Financing

The mortgage market is still developing in Brazil, with total credit lines accounting for only 5.1% of the GDP. The level of real estate financing in Brazil has been growing rapidly due to structural changes in the economy and government action aimed at stimulation housing construction growth of the housing construction sector, as a means to address the housing shortage and provide employment.  The government has adopted a number of important policies with the aim of bolstering real estate demand through tax incentives and expanding the home loan market, including:

•	tax incentives and exemptions;

•	increasing house builders’ security by offering guarantees on properties;

•
increasing home buyers’ security through a special tax system that separates the house builders’ assets from the specific building projects’ assets; and simplifying and intensifying the enforcement of foreclosure laws.

Asset Management

The asset management industry in Brazil has been growing at significant rates in recent years. According to ANBIMA total assets of the industry grew approximately 14.5%, from R$2.2 trillion as of 2009 to R$2.5 trillion in 2010.  Since 2002, the investment fund industry has undergone material changes, resulting from regulations that assigned the supervision of this activity to the CVM.  These regulations encouraged market players to adopt better corporate governance practices and increase transparency in the management of investment funds.

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

The major trademarks we use, including, among others, the “Santander” and “Banco Santander” brands, are owned by the Santander Group.  One of Santander Group’s affiliates granted us a license to use such brands.  All material trademarks for our business are registered or have been submitted to INPI by us or by the Santander Group.  We own the principal domain names used in our business which include: www.santanderbrasil.com.br, www.bancosantander.com.br, www.bsantander.com.br, www.bancosantanderlight.com.br, www.corretorasantander.com.br, www.realsantander.com.br and www.santander.com.br.

Statements about competitive position

The Brazilian financial market is highly competitive, and in 2008 and the first half of 2009 experienced significant consolidation, which included the mergers of some of the largest banks in the industry, such as Santander Brasil with Banco Real, Itaú with Unibanco and Banco do Brasil with Nossa Caixa and Banco Votorantim.

In September 2006, the CMN enacted regulations to increase competition among Brazilian commercial banks by creating mechanisms that make it easier for customers to open new accounts and transfer their funds from one institution to another.  As a result of these new regulations: (1) banks are prohibited from charging their customers fees for services in connection with salary, pension and other income payment accounts that such customers are required to maintain  with a bank designated by the customer’s employer, pension fund or other source of income; (2) financial institutions and leasing companies must accept the prepayment of loans and leasing transactions by customers who have elected to refinance such debt with other financial institutions; (3) customers will have the right to request that a financial institution disclose their credit history to another financial institution; and (4) changes were implemented in the regulation of the FGC, which is a fund created to guarantee payment of funds deposited with financial institutions in the event of intervention, administrative liquidation or other state of insolvency, thereby providing depositors with greater assurance that their deposits will be safeguarded.

As of December 2010, according to the Central Bank, the five largest banks and financial conglomerates had an approximately 65.7% market share in terms of credit volume and an approximately 75.1% market share in terms of deposits within the overall finance industry in Brazil.  At such date, the largest bank in Brazil was the public financial institution formed by the merger of Banco do Brasil with Nossa Caixa, with a 20.3% market share in terms of credit volume and a 25.3% market share in terms of deposits, according to the Central Bank.

The following table sets forth market share information as of the date presented for the other three largest financial institutions.

	Latest available information for 2010
	Santander Brasil	Bradesco	Itaú Unibanco	Banco do Brasil
	(In percentages)
Total assets (1)	8.6	12.8	16.4	17.8
Total loans(2)	10.7	14.7	19.1	21.3
Total deposits(2)	8.8	14.7	15.1	25.5
Demand(2)	8.2	19.8	15.4	32.2
Saving(2)	7.9	14.3	15.2	23.6
Time(2)	9.3	13.7	15.0	24.8
Mutual funds(3)	7.2	17.0	17.2	21.2
Retail(3)	14.5	13.4	18.7	23.5

(1)	According to Central Bank´s report of the 50 largest banks in Brazil (December 2010).
(2)	According to Central Bank, reported and presented in accordance with Brazilian GAAP (November, 2010).
(3)	According to ANBIMA (December 2010).

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

Since the beginning of 2009, the public banks in Brazil have been increasing loan volumes compared to those of private banks. The market share of public banks has increased relative to the market share of private banks, with a 780 basis points increase in the market share of public banks from 34% at December 31, 2007 to 42% at December 31, 2010.

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

According to the Central Bank, as of January, 2011 there were 2,287 financial institutions operating in Brazil, including:

•	Commercial banks — 19 commercial banks operated in Brazil, engaged mainly in wholesale and retail banking and particularly in taking demand deposits and lending for working capital purposes.

•	Investment banks — 16 investment banks operated in Brazil, engaged primarily in taking time deposits, specialized lending and securities underwriting and trading.

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

•	Financial institutions are subject to anti-money laundering regulations.

Principal Regulatory Agencies

The Brazilian national financial system (Sistema Financeiro Nacional) is composed of the following regulatory and supervisory bodies:

•	the CMN;

•	the Central Bank; and

•	the CVM.

In addition, our insurance operations are subject to the following regulatory and inspection bodies:

•	SUSEP; and

•	Secretaria de Previdência Complementar (the Complementary Pension Secretariat).

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

•
requiring financial institutions to make full disclosure of credit transactions, foreign exchange transactions, destination of proceeds raised from export and import transactions and any other related economic activity on a daily basis through computer systems and written reports and statements; and

•	approving the election of the members of statutory bodies of a financial institution.

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

On December 16, 2010, the Basel Committee on banking Supervision issued its new Basel III framework.  The Basel III framework includes higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, and the introduction of a new leverage ratio and two liquidity standards.  The new rules will be phased in gradually and, as with other Basel directives, these will not be self-effectuating.  Rather, each country must adopt them by legislation or regulation to be imposed upon that country’s home banks.

On February 17, 2011, the Central Bank enacted Notice No. 20,615 containing preliminary guidance and schedule for the implementation of Basel III in Brazil. It is intended that the higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, and the introduction of a new leverage ratio and two liquidity standards will be implemented in Brazil two years before the recommended term.

The Basel III complements the existing rules, creating new parameters for absorption of greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction.

The Basel ratio would be increased from the current 11% to the maximum of 13%. The total ratio will be calculated by the sum of three parts: the regulatory capital (Patrimônio de Referência), the Conservation Capital (to assist the absorption of losses) and the Countercyclical Capital (to deal with risks of the macroeconomic environment).

The regulatory capital will continue to be composed by two tiers. Tier I capital will have a 6% floor, divided into two portions: Common Equity (corporate capital and profit reserves) of at least 4.5% and Additional Equity (hybrid debt and capital instruments authorized by the Central Bank). Current hybrid instruments and subordinated debt approved by the Central Bank as Additional Capital or Tier II are expected to be maintained if they also comply with Basel III requirements, including the mandatory conversion clauses into equity as directed by the Basel Committee. If such instruments do not comply with Basel III rules,  there will be an estimated yearly deduction of 10% on the nominal value of such instruments, starting as from January 1, 2013.

The Basel III rules also provide for new metrics for analysis of the banks. The Leverage Ratio prevents the banks from entering into transactions exceeding a ratio calculated by the division of the Tier I capital by the bank’s total exposure. Such Leverage Ratio will be capped at 3% of the risk-weighted assets as from 2018. The liquidity ratios of short and long term shall control the cash funds of the banks (e.g., obligation to maintain liquid assets for stress scenarios of the financial system for 30 days and funding with solid and stable capital).

The following table presents an estimate of the implementation schedule of the main changes related to capital adequacy and leverage expected with respect to Basel III, as indicated by the Central Bank:

Parameters	January 1, 2013	January 1, 2014	January 1, 2015	January 1, 2016	January 1, 2017	January 1, 2018	As from January 1, 2019
Common Equity	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	5.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%
Regulatory Capital	11.0%	11.0%	11.0%	9.875%	9.25%	8.625%	8.00%
Conservative Capital	-	-	-	0.625%	1.25%	1.875%	2.5%
Countercyclical Capital	-	Up to 0.625%	Up to 1.25%	Up to 1.875%	Up to 2.5%	Up to 2.5%	Up to 2.5%

The new rules are expected to start being enacted by the Central Bank at the end of 2011. Currently, the rules in effect remain unchanged, as described below.

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

Circular No. 3,515, dated as of December 3, 2010, increased the capital requirement for consumer loans entered into from December 6, 2010 with a maturity of 24 months or longer. The risk weighting factor (fator de ponderação de risco) for such transactions has been increased from 100% to 150%, resulting in a capital requirement of 16.5% (instead of the current 11%). The following consumer loans are excluded from this requirement:

•	Rural loans, residential mortgages or residential leases;

•	Cargo vehicle financing or leasing transactions;

•	Payroll loans with a maturity of less than 36 months;

•
Vehicle financing or leasing if (a) the maturity is 24 to 36 months and the amount financed is up to 80% of the purchase price ( in the case of a financing) or present value (in the case of a lease) of the vehicle acquired and given as guarantee or leased, (b) the maturity is 36 to 48 months and the financed amount is up to 70% of the purchase price or present value of the vehicle acquired and given as guarantee or leased, or (c) the maturity is 48 to 60 months and the financed amount is up to 60% of the purchase price or present value of the vehicle acquired and given as guarantee or leased.

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

Provisional Measure No. 472, enacted on December 15, 2009 and converted into Law No. 12,249 of June 11, 2010, established the concept of the Financial Bill (Letra Financeira), which is a new funding alternative for financial institutions that can be characterized as subordinated debt or a hybrid instrument of capital for purposes of capital adequacy rules.  Pursuant to Resolution No. 3,836 of February 25, 2010, its minimum term must be 24 months and it must be issued for a minimum denomination of R$300,000. CVM Ruling No. 488, enacted on December 16, 2010, established the procedures for public distribution of Financial Bills, by means of a program with multiple series that may be issued from time to time.

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

Since the financial crisis of 2008, the CMN and the Central Bank enacted measures to modify Brazilian banking laws in order to provide the financial market with greater liquidity. By the end of 2010 and beginning of 2011, some of these measures were restored to levels existing prior to the crisis. Currently the main provisions are the following:

•	Increases in the rate for demand deposit reserve requirements from 42.0% until July 2010 to a rate of 43.0% from July 2010 to July 2012, 44.0% from July 2012 to July 2014 and 45.0% as of July 2014;

•	Increases in the additional rate for demand and time deposit reserve requirements from 8.0% to 12.0% (for savings deposits the rate was maintained at 10.0%);

•
Limitation on deductibility from the additional rate for demand, savings and time deposit reserve requirements for financial institutions with consolidated Tier 1 Capital of (i) less than R$2 billion has been increased from R$2 billion to R$2.5 billion (and to R$ 3 billion as from July 4, 2011), (ii) equal to or greater than R$2 billion and less than R$5 billion has been increased from R$1.5 billion to R$2 billion, (iii) equal to or greater than R$5 billion and less than R$7 billion has been set at R$1 billion as from July 4, 2011, and (iv) greater than R$ 7 billion has been maintained at zero;

•	Increase in the reserve requirement for time deposits from 15.0% to 20.0%;

•	Limitation on deductibility from time deposit reserve requirements for financial institutions with consolidated Tier 1 Capital of (i) less than R$2 billion has been increased from R$2 billion to R$3 billion, (ii) equal to or greater than R$2 billion and less than R$5 billion has been increased from R$1.5 billion to R$2.5 billion (and reduced to R$ 2 billion as from July 1, 2011), (iii) greater than R$5 billion and less than R$7 billion has been set at R$1 billion as from July 1, 2011, and (iv) greater than R$7 billion has been maintained at zero;

•
Limitation on deductibility from time deposit reserve requirements of certain transactions concluded before June 11, 2011 with smaller financial institutions with consolidated Tier 1 Capital of less than R$2.5 billion (including: (x) interbank deposits with such smaller financial institutions; (y) investments in debt securities issued by such smaller financial institutions, and (z) any loan portfolio purchased from such smaller financial institutions) has been reduced from 45.0% to 36.0% of a financial institution’s total demand deposit reserve requirements;

•	Financial bills issued by financial institutions have been exempted from reserve requirements; and

•
Creation of a cash reserve requirement for financial institutions with foreign exchange operations, effective as of April, 4, 2011, corresponding to 60.0% of the amount of daily short position taken in foreign currencies in excess of the lower of (i) US$3 billion or (ii) the regulatory capital of the financial institution. On October 24, 2008, pursuant to Circular No. 3,416, the Central Bank enacted regulations permitting financial institutions to deduct the amount of voluntary installments of the ordinary contribution to the FGC from compulsory demand deposits.

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

Below are some of the current types of reserves:

Time Deposits (CDBs).  Pursuant to Circular No. 3,091, dated March 1, 2002, Circular No. 3,262, dated November 19, 2004, Circular No. 3,427, dated December 19, 2008, Circular No. 3,468, dated September 28, 2009, Circular No. 3,485, dated February 24, 2010 and Circular No. 3,513, dated December 3, 2010, the Central Bank currently imposes a reserve requirement of 20% in relation to time deposits, and requires that such reserve requirement of 20% be calculated in relation to the weekly arithmetic average balance of time deposits discounted by R$30.0 million.  At the end of each day, the amount of such securities shall be equivalent to 100% of the compulsory deposit requirements.  After calculating the required reserve amount, the respective financial institution should deposit an amount equivalent to the surplus of (i) R$3.0 billion for financial institutions with consolidated Tier 1 capital under R$2.0 billion; (ii) R$2.5 billion for financial institutions with consolidated Tier 1 capital between R$2.0 billion and R$5.0 billion; and (iii) zero for financial institutions with regulatory capital higher than

R$5.0 billion.  At the close of each day, the amount of such securities should be equivalent to 100% of the reserve requirement.

Additional Deposit Requirements.  Pursuant to Circular No. 3,144, dated August 14, 2002, as amended by Circular No. 3,486, dated February 24, 2010, and Circular No. 3,514, dated December 3, 2010, the Central Bank stipulated an additional reserve requirement on deposits raised by full service banks, investment banks, commercial banks, development banks, finance, credit and investment companies, real estate credit companies and savings and loan associations.  These institutions are required to deposit on a weekly basis highly liquid investments of the total sum of the following amounts discounted from R$1.0 billion in an interest-bearing account at the Central Bank: (1) 12.0% of the mathematical average of funds from time deposits and other specific amount subject to the reserve requirement; (2) 10.0% of the mathematical average of funds from savings accounts subject to the reserve requirement; and (3) 12.0% of the mathematical average of funds from demand deposits subject to the reserve requirement.  These amounts must be discounted from: (i) R$2.5 billion for financial institutions with consolidated Tier 1 capital under R$2.0 billion; (ii) R$2.0 billion for financial institutions with consolidated Tier 1 capital between R$2.0 billion and R$5.0 billion; and (iii) zero for financial institutions with regulatory capital higher than R$5.0 billion.  At the close of each day, the balance of such account should be equivalent to 100% of the additional reserve requirement.

Demand Deposits.  Pursuant to Circular No. 3,274, dated February 2, 2005, as amended and Circular No. 3,497, dated June 24, 2010, as a general rule, banks are currently required to deposit (i) 43.0% from July 2010 to July 2012, (ii) 44.0% from July 2012 to July 2014, and (iii) 45.0% as of July 2014 of the sum of the arithmetic average balance of demand deposits, previous notices, third-party funds in transit, collection of taxes and similar items, banker’s checks, debt assumption agreements related to transactions carried out in Brazil, obligations for the rendering of services of payment, proceeds from the realization of guarantees and deposits for investment in excess of R$44.0 million.  The calculation is made over a two-week period, beginning on Monday of the first week and ending on Friday of the following week.  At the end of each day, the balance of the bank’s accounts must be equivalent to at least 80.0% of the required deposit for the respective period.

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

In summary, the following table sets forth the reserve and lending requirements to which we are subject for each category of funding.

Product	December 31, 2010	As of March 31, 2011	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	29%	29%	Loans and Cash	6.75% p.a. and Zero for Cash
Microcredit loans(2)	2%	2%	Loans and Cash	Cap rate: 2% p.m. and Zero for Cash
Reserve requirements	43%	43%	Cash	Zero
Additional reserve requirements	12%	12%	Cash	Selic
Free funding(3)	14%	14%
Savings accounts
Mortgage loans	65%	65%	Loans and Cash	Cap of TR + 12% p.a. and TR + 6.17% for Cash
Reserve requirements	20%	20%	Cash	TR + 6.17% p.a.
Additional reserve requirements	10%	10%	Cash	Selic
Free funding(3)	5%	5%
Time deposits
Reserve requirements	20.0%	20.0%
In cash or credit(4)	7.2%	7.2%	Cash or Credit	Selic for Cash
In cash	12.8%	12.8%	Cash	Selic
Additional reserve requirements	12%	12%	Cash	Selic
Free funding(3)	68.0%	68.0%

(1)	Rural credit loans are loans to agricultural customers, of which R$5.1 billion and R$4.9 billion were outstanding as of December 31, 2009 and December 31, 2010, respectively.

(2)	Microcredit loans are loans to very small businesses, of which R$181.5 million and R$216.1 million were outstanding as of December 31, 2009 and December 31, 2010, respectively.

(3)	Free funding is the amount of each category of funding we are free to use for any purpose.

(4)	Includes only credit acquired up to June 30, 2011 from financial institutions having net capital of less than R$2.5 billion.

Credit Card Regulations

On November 25, 2010, the CMN enacted Resolution No. 3,919 which established new rules applicable to the fees charged for services rendered by financial institutions, including specific rules regarding the information to be disclosed in credit card invoices, the types of fees that can be charged and the requirement that financial institutions offer clients the option of a credit card with certain basic services. The new rules took effect on March 1, 2011. On November 25, 2010, the Central Bank issued Circular No. 3,512 which established a minimum amount that credit card holders must pay monthly on outstanding credit card balances: 15% as of June 2011, increasing to 20% as of December 2011.

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

The allowances for credit losses reflected in our IFRS financial statements are not based on the above criteria but rather on the criteria described under “Operating and Financial Review and Prospects—Critical Accounting Policies—Allowance for credit losses”.  Such allowances are greater in the reported periods than the allowances required under Central Bank rules.

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

Compensation of Directors and Officers of Financial Institutions

On November 25, 2010, the CMN issued Resolution No. 3,921 which established new rules related to the compensation of directors and officers of financial institutions, requiring that financial institutions establish a compensation policy for directors and officers.  The compensation of directors and officers can be fixed or variable.  Variable compensation may be based on specific criteria set forth in Resolution No. 3,921 and is required to be compatible with the financial institution’s own risk management policies. At least 50% of variable compensation must be paid in stock or stock-based instruments and at least 40% of variable compensation must be deferred for future payment by at least 3 years. These new rules will be effective as from January 1, 2012.

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

The FGC is managed by a board of directors, the members of which are appointed by the National Confederation of Financial Institutions (Confederação Nacional de Instituições Financeiras) and by an executive commission, whose members are appointed by the board of directors and confirmed by the Central Bank.  The total amount of credit in the form of demand deposits, savings deposits, time deposits, bills of exchange, real estate bills and mortgage bills due to each customer by a financial institution (or by financial institutions of the same financial group) will be guaranteed by the FGC for up to a maximum of R$70,000 per customer, pursuant to Circular No. 3,931, dated December 3, 2010.  When the assets of the FGC reach 2.0% of the total amounts they guarantee, the CMN may temporarily suspend or reduce the contribution of financial institutions to the FGC. The volume of deposits that financial institutions can accept with the guarantee granted by FGC will be reduced by 20% every year from January 2012 to January 2016, thereby ending such insurance by 2016. On March 26, 2009, the Central Bank enacted Resolution No. 3,692 authorizing financial institutions to raise funds by means of time deposits guaranteed by the FGC for a maximum of R$20 million provided that such deposits (1) have a minimum term of six months and a maximum term of sixty months, (2) not be callable before their term, and (3) be limited to (a) R$20 million per deposit of the same bank, and (b) twice the bank’s Tier I reference net worth calculated on December 31, 2008 or the sum of the balance of the bank’s time deposits with the balance of the bank’s liabilities in connection with bills of exchange on June 30, 2008, whichever is higher, limited to R$5 billion.

Internal Compliance Procedures

All financial institutions must have in place internal policies and procedures to control:

•	their financial, operational and management information systems; and

•	their compliance with all applicable regulations.
The board of directors of the relevant financial institution is responsible for implementing an effective structure of internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution.  The board of directors is also responsible for verifying compliance with all internal procedures.

The internal auditing department reports directly to the board of executive officers or management of the institution, as applicable.  The external auditors are responsible for issuing a report on the internal control system.

Rules about the Collection of Bank Fees

The collection of bank fees and commissions is extensively regulated by the CMN and by the Central Bank. CVM Resolution No. 3,919, effective as of March 1, 2011, amended the existing rules seeking standardization of the collection of bank fees and the cost of credit transactions for individuals. According to these rules, bank services to individuals are divided into the following four groups: (i) essential services; (ii) priority services; (iii) special services; and (iv) specific or differentiated services. Banks are not able to collect fees in exchange for supplying essential services to individuals with regard to checking accounts, such as (i) supplying a debit card; (ii) supplying ten checks per month to accountholders who meet the requirements to use checks, as per the applicable rules; (iii) supplying a second debit card (except in cases of loss, theft, damage and other reasons not caused by the bank); (iv) up to four withdrawals per month, which can be made at a branch of the bank, using checks or in ATM terminals; (v) supplying up to two statements describing the transactions during the month, to be obtained through ATM terminals; (vi) inquiries over the internet; (vii) up to two transfers of funds between accounts held by the same bank, per month, at a branch, through ATM terminals or over the internet; (viii) clearance of checks; and (ix) supplying a consolidated statement describing, on a month-by-month basis, the fees charged over the preceding year with regard to checking accounts and savings accounts. Certain services rendered to individuals with regard to savings accounts also fall under the category of essential services and, therefore, are exempt from the payment of fees. CMN Resolution No. 3,919 prohibits banks from collecting fees for supplying essential services in connection with deposit and savings accounts where clients agree to access and use their accounts by electronic means only. In the case of these exclusively electronic deposit and savings accounts, banks are only authorized to collect fees for supplying essential services when the client voluntarily elects to obtain personal service at the banks´ branches or client service locations.

Priority services are the ones rendered to individuals with regard to checking accounts, transfers of funds, credit transactions, leasing, standard credit cards and records and are subject to the collection of fees by the financial institutions only if the service and its nomenclature are listed in Appendix I. CMN Resolution No. 3,919 also states that commercial banks must offer to their individual clients a “standardized package” of priority services, whose content is defined by Appendix I. Banking clients must have the option to acquire individual services, instead of adhering to the package.

The collection of fees in exchange for the supply of special services (including, among others, services relating to rural credit, currency exchange market and on-lending of funds from the real estate financial system, for example) are still governed by the specific provisions found in the laws and regulations relating to such services. The regulation authorises financial institutions to collect fees for the performance of specific services, provided that the account holder or user shall be informed of the conditions for use and payment or the fee and charging method are defined in the contract. Some of the specific services are (i) approval of signatures; (ii) management of investment funds; (iii) rental of safe deposit boxes; (iv) courier services; (v) custody and brokerage services, (vi) endorsement of clients debts (aval/guarantee); (vii) pledge of credit instruments; and (viii) foreign currency exchange, among others.

Other changes included in CMN Resolution No. 3,919 are: (i) prohibition from charging fees for amending adhesion contracts, except in the cases of asset replacement in leasing transactions and early liquidation or amortization, cancelation or termination; (ii) prohibition from including services related to credit cards and other services not subject to fees in service packages that include priority, special and/or differentiated services; (iii) subscription to service packages must be through a separate contract; (iv) information given to the customer with respect to a service package must include the value of each service included in the package, the number of times that each service may be utilised per month, and the total price of the package; (v) a customer’s annual banking statement must separately identify default interest, penalties and other costs charged on loans and leasing transactions; (vi) registration fees cannot be cumulatively charged; (vii) overdraft fees can be charged, at most, once for the last 30 days.

CMN Resolution No. 3,919 also established new rules applicable to credit card, including types of fees that can be charged for services rendered by financial institutions, information to be disclosed in credit card invoices and agreement and creation of two types of credit cards: (i) a basic credit card with certain basic services, which was classified as a prior service; and (ii) a differentiated credit card, with rewards and other benefits to the consumer, which was classified as a differentiated service. In addition, Central Bank Circular No. 3,512 established a minimum amount that credit card holders must pay monthly on outstanding credit card balances: 15.0% as of June 2011, increasing to 20.0% as of December 2011.

In addition, CMN regulations establish that all debits related to the collection of fees must be charged to a bank account only if there are sufficient funds to cover such debits in such account thus forbidding overdrafts caused by the collection of banking fees. Furthermore, a minimum of 30 days notice must precede any increase or creation of fees, while fees related to priority services and the “standardized package” can be increased only after 180 days from the date of the last increase (whereas reductions can take place at any time).

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

•	report on the financial institution’s non-compliance with any applicable regulation to the extent it is material to its financial statements or activities; and

•
report presenting transgressions to the rules and regulations which may have a significant impact on the financial statements or  operations of the entity (Report of Circular 3,467),  revision of the criteria adopted to the classification of the credit operations and constitution of allowance for loan losses (Report of Resolution 2,682), revision of the structure, systems and procedures defined to the Ombudsman Department, according the criteria established by the Ibracon (Ombusdman report) and revision of quarterly information (IFT and ITR). These reports must be available for inspection by the Central Bank.

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

Auditing Requirements

We are required under Brazilian law to prepare our financial statements in accordance with Brazilian GAAP and other applicable regulations.  As a financial institution, we are required to have our financial statements audited every six months.  Quarterly financial information filed with the CVM is also subject to review by its independent accountants.  In January 2003, the CVM approved regulations requiring audited entities to disclose information relating to an independent accounting firm’s non-auditing services whenever such services represent more than 5.0% of the fees the entity paid to the external accounting firm.

In addition, in accordance with CMN Resolution No. 3,786, dated September 24, 2009, as of December 31, 2010, our annual statutory consolidated financial statements must be prepared in accordance with IFRS, and accompanied by an independent audit report confirming that the financial statements have been so prepared.  Pursuant to CMN Resolution No. 3,853, dated April 30, 2010, as a listed financial institution that is required to prepare interim consolidated financial statements, we must prepare such interim consolidated financial statements in accordance with IFRS issued by the IASB, and translated into Portuguese by a Brazilian entity authorized by the International Accounting Standards Committee Foundation.

Ombudsman Office

Pursuant to Resolution No. 3,849 enacted by the CMN on March 25, 2010 that replaced Resolution No. 3,477 enacted by the CMN on July 26, 2007, financial institutions and other entities which are authorized to operate by the Central Bank must, as of September 30, 2007, have an ombudsman office to facilitate communication between the institutions and their customers, and in order to observe strictly consumer rights legislation and the enhancement and improvement of products, services and customer service.  The ombudsman office must be managed by an ombudsman officer (who may also be the ombudsman himself, provided that, in this case, such person may not be responsible for any other activity in the financial institution) and be proportional to the institution’s activities and the complexity of its products.  Institutions that are part of a financial group are allowed to establish one ombudsman office to service the whole group.

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

Tax on Financial Transactions (IOF)

CPMF, a provisory contribution levied on certain financial transactions, such as customer’s account operations, has not been in force in Brazil since December 31, 2007.  In order to replace losses resulting from the elimination of the CPMF, the President enacted in 2008 several Decrees (Decree No. 6,339/08, Decree No. 6,345/08, Decree No. 6,391/08, Decree No. 6,453/08, Decree No. 6,566/08, Decree No. 6,613/08, Decree No. 6,691/08, Decree No. 6,983/09, Decree 7,011/09, Decree 7,323/10, Decree 7,330/10, Decree 7,412/10, Decree 7,454/11 and Decree 7,456/11) amending Decree No. 6,306/07 and modifying the rates for the IOF, which is levied on credit, currency exchange, insurance and securities transactions.  The purpose of these Decrees enacted in 2008 going forward was to change IOF rates, as well as to impose additional IOF rates for credit, currency exchange and insurance transactions, with some exceptions.

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
0.5% per day for certain investment funds
0% on transactions with equity securities
1.0% per day on transactions with fixed income derived from federal, state, or municipal bonds, and fixed income investment funds limited to certain percentages of the income raised from investment
1.5% on the assignment of securities to permit the issuance of Depositary Receipts abroad

Insurance transactions entered into by insurance companies	25.0%	2.38% for health insurance and life insurance 7.38% for other types of insurance
Foreign exchange transactions	25.0%
0.38% (general rule)
6.38% on credit card transactions as from April 27, 2011
0% for outflow of funds related to loans obtained from abroad (irrespective of the term) and for inflow of funds related to loans obtained from abroad for a period greater than 360 days

6.0% for remittances from abroad related to loans that will remain in Brazil for a period lower than or equal to 360 days
0% for interbank transactions
0% for exchange transactions in connection with the outflow of proceeds from Brazil for the remittance of interest on net equity and dividends to be received by foreign investors
6.0% for exchange transactions, including by means of simultaneous foreign exchange transactions, for the inflow of funds by foreign investors in the Brazilian financial and capital markets, except that variable income investments in stock exchanges and share acquisitions as part of an initial public offering, as well as investments in certain private equity funds, remain subject to the prior 2.0% IOF rate
6.0% for exchange transactions, including by means of simultaneous foreign exchange transactions, for the inflow of funds by foreign investors for purposes of initial or additional margin requirements in connection with transactions in stock exchanges
0% for exchange transactions for the outflow of funds invested by foreign investors in the Brazilian financial and capital markets
2.0% for exchange transactions by means of simultaneous foreign exchange transactions effected on or after January 1, 2011, for the inflow of funds by foreign investors derived from the cancelling of depositary receipts and destined for investments in stock tradable in stock exchanges
2.0% for exchange transactions by means of simultaneous foreign exchange transactions effected on or after January 1, 2011, for the inflow of funds by foreign investors derived from the conversion of direct investments in Brazil made pursuant to Law 4,131/62 into investments in stock tradable in stock exchanges
0% for revenues related to the export of services transactions

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

C.           Organizational Structure

Santander Group controls Santander Brasil through Grupo Empresarial Santander, S.L. (“Grupo Empresarial Santander”), Santander Insurance Holding, and Sterrebeeck B.V. (“Sterrebeeck”), which are controlled subsidiaries.  This gives Santander Spain control over 81.4% of our shares.

The Santander Group is the fourth largest banking group in the world by profits and ninth by stock market capitalization.  In 2010, its net ordinary profits were over €8.2 billion, 8.5% less than the previous year, and it distributed more than €5.0 billion in dividends to shareholders.  Banco Santander, S.A. is the parent company of the Group which was comprised at December 31, 2010 of 781 companies that consolidate by the global integration method.  In addition, there are 139 companies that are accounted for by the equity method.

The Santander Group’s geographical diversification is evenly balanced between developed and emerging markets.  Its presence is concentrated in 10 major markets: Spain, Portugal, Germany, the United Kingdom, Brazil, Mexico, Chile, Argentina, Poland and the United States, and in most of these markets it has attained high market shares in retail banking.  In 2010, we contributed to the Santander Group 25% of attributable profit and 9.5% of gross customer loans.

The following table sets forth the name, country of incorporation or residence and proportion of ownership interest of our main subsidiaries:

Direct and Indirect subsidiaries of Banco Santander (Brasil) S.A.

			Participation %
	Activity	Country of Residence	Direct	Indirect
Santander Seguros S.A(1).	Insurance and Pension Plans	Brazil	100.00%	100.00%
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A(1).	Asset manager	Brazil	99.99%	100.00%
Banco BANDEPE S.A.	Bank	Brazil	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	78.57%	99.99%
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	Brazil	100.00%	100.00%
Santander Administradora de Consórcios Ltda .	Buying club	Brazil	99.99%	100.00%
Santander Brasil Administradora de Consórcio Ltda .	Buying club	Brazil	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A.(5)	Microcredit	Brazil	100.00%	100.00%
Santander Advisory Services S.A.	Other Activities	Brazil	100.00%	100.00%
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (4)	Dealer	Brazil	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.(3)	Broker	Brazil	99.99%	100.00%

Webmotors S.A.	Other Activities	Brazil	100.00%	100.00%
Agropecuária Tapirapé S.A.(7)	Other Activities	Brazil	99.07%	99.07%
Santander CHP S.A.(6)	Holding	Brazil	92.78%	92.78%
Santander Getnet Serviços para Meios de Pagamento S.A.(2)	Other Activities	Brazil	50.00%	50.00%
Controlled by Santander Seguros S.A. (1)
Santander Brasil Seguros S.A.	Insurance and Pension Plans	Brazil	-	100.00%
Santander Capitalização S.A.	Savings and annuities	Brazil	-	100.00%
Controlled by CRV Distribuidora de Títulos e Valores Mobiliários S.A. (4)
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A.	Broker	Brazil	-	100.00%
Controlled by Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros(8)	Insurance	Brazil	-	99.99%
Brazil Foreign Diversified Payment Rights Finance Company	Securitization	Cayman Islands	-	(a)

(a)	Company over which effective control is exercised

(1)	Companies consolidated as of July 2009.

(2)
On January 14, 2010, we signed the contractual and bylaw instruments with Getnet to explore, develop and market transaction capture and processing services involving credit and/or debit cards in the Brazilian market.

(3)	Merged with Santander S.A. Corretora de Câmbio e Títulos in March 2010.

(4)	Current denomination of Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários.

(5)	Current denomination of Real Microcrédito Assessoria Financeira S.A.

(6)	Current denomination of Real CHP S.A.

(7)	Registration with the CVM was cancelled on October 29, 2010. On February 28, 2011, Agropecuária Tapirapé S.A. was merged into Santander CHP S.A.

(8)
On October 29, 2010, shareholders of Real Corretora and Santander Serviços approved the merger of the two companies, based on their net book values at the base date of September 30, 2010, pending approval by the Board of Trade.

D.           Property, Plant and Equipment

The following table sets forth selected information for our principal properties.

	At December 31, 2010
	Number	Leased/Owned
Branches	2,201	1,678 leased / 523 owned
Commercial sites (consumer finance)	81	81 leased
Administrative buildings	13	5 leased/ 8 owned

Our new headquarters are located in Torre São Paulo, located at Av. Presidente Juscelino Kubitschek, 2041 and 2235 – Bloco A, Vila Olímpia, São Paulo.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements as of and for the years ended December 31, 2010, 2009 and 2008 and the related notes there to, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report.  The preparation of the financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties.  Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors”, and other factors discussed elsewhere in this annual report.  Our financial statements as of and for the years ended December 31, 2010, 2009 and 2008, together with the report of our independent registered public accounting firm have been prepared in accordance with IFRS, see “Item 18. Financial Statements”.  Our results of operations for periods ended December 31, 2008 and thereafter are not comparable to the respective periods prior to that date because of the consolidation of Banco Real as from August 30, 2008.  See “Unaudited Pro Forma Consolidated Financial Information—Notes to the unaudited pro forma consolidated financial information—2. The Acquisition of Banco Real”.

Overview

We are a leading full-service bank in Brazil, which we believe to be one of the most attractive markets in the world given its growth potential and low penetration rate of banking products and services.  We are the third largest private bank in Brazil, according to the Central Bank, with a 8.6% market share in terms of assets, as of December 31, 2010 and the largest bank controlled by a major global financial group.  Our operations are present in all Brazilian regions, strategically positioned in the South and Southeast, an area that accounted for approximately 73.0% of Brazil’s GDP in 2008, and where we have one of the largest branch networks of any Brazilian bank. For the year ended December 31, 2010, we generated net profit of R$7.4 billion, and at that date we had total assets of R$374.7 billion and total equity of R$73.4 billion. Our Basel capital adequacy ratio (excluding goodwill) was 22.1%.

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

In Brazil, however, the effects of the global financial markets crisis have been relatively moderate compared to those in the United States and Europe, and the Brazilian economy has experienced a rapid and strong recovery.  After contracting 0.6% in 2009, GDP increased 7.5% in 2010 when compared to the previous year.  Although some export-oriented companies have suffered revenue decreases, relatively strong domestic demand has sustained economic growth in Brazil, particularly due to high consumer confidence, strong labor markets and minimum wage readjustments. Brazilian banks are funded almost entirely by domestic deposits, which have increased during the financial crisis as funds were moved from asset management vehicles into bank deposits, which are perceived to be safer. Also, the Central Bank diminished reserve requirements and, in response, public banks increased their supply of credit.  As a result, the global liquidity crisis had relatively little impact in Brazil.

The global financial markets crisis has not had a material impact on our liquidity and capital resources due to the relatively stable economic environment in Brazil, our relatively low dependence on funding from the international markets, a proactive approach from the Central Bank (detailed below) and the liquidity cushion we built up in response to the global financial markets crisis.  We gauge liquidity needs on a recurring basis based on our business plans and we pursue funding actions based on anticipated funding needs.

During the financial crisis in 2008 and 2009, the Central Bank took steps to minimize the impact of the crisis, reducing reserve requirements, creating a time deposit  with higher insured value and guaranteed by the FGC, to be used as a funding alternative for small and midsize banks and providing that these banks could be financed by or sell loan portfolios to large banks or could sell their loans. In 2010, upon the easing of the financial crisis, there was a reversal of some of these measures, such as a replenishment of the reserve requirements and the establishment of a schedule for gradually reducing the volume of time deposits with special guarantee (Depósito a Prazo com Garantia Especial, or DPGE).

The principal effects of the crisis on our business have been the following:

•
Increased provisioning for loan losses due to expectations of increased rates of default, particularly from our small- and medium-sized corporate borrowers since the fourth quarter of 2008 through the third quarter of 2009, when the delinquency ratios reached their peak. Since then, credit quality has continuously improved. Our provision for loan losses net of recoveries for the year ended December 31, 2010 was R$8,233 million, a 17.5% decrease over the same period in 2009, an indication of the continuing improvement of the credit quality cycle.

•	An increase in the cost of domestic funding resulting mainly from the limited availability of external funding on favorable terms during the fourth quarter of 2008 and the beginning of 2009.

•
A decrease in the growth rate of credit volumes, particularly among individual borrowers in 2008 and corporate clients in 2009. Credit volumes began to increase again in early 2010, and our credit portfolio reached R$160,558 million on December 31, 2010, representing a 16.0% growth compared to December 31, 2009 and a 4.3% increase compared to September 30, 2010.

Acquisition of Banco Real

On August 29, 2008, Banco Real became our wholly-owned subsidiary pursuant to a share exchange transaction (incorporação de ações) approved by the shareholders of Santander Brasil and Banco Real, roughly doubling our size in terms of total assets.  Principally as a result of this transaction, the number of our active current account holders increased from approximately 3.5 million to approximately 7.7 million from June 30, 2008 to December 31, 2008, and in the same period, our distribution network increased from 1,546 branches and service site units to 3,603 branches and service site units.  As of December 31, 2007, Banco Real had total assets of R$112.8 billion and total equity of R$13.2 billion.  With the integration of Banco Real and organic growth, we increased our loans and receivables from R$55.0 billion as of December 31, 2007 to R$162.7 billion as of December 31, 2008, and our total deposits increased from R$74.1 billion as of December 31, 2007 to R$182.3 billion as of December 31, 2008.  For further details see notes 3 and 27 to our consolidated financial statements as of December 31, 2010.

As a consequence of this acquisition, one of the key factors to be considered when analyzing our financial condition and results of operations as of and for the years ended December 31, 2008 and 2007 and the years ended December 31, 2009 and 2008 is the consolidation of the entities of Banco Real in our financial statements since August 30, 2008.  As a result, our results of operations for 2009 are not comparable to 2008.  In order to analyze the organic developments in our business obscured by the effect of the Banco Real acquisition, management uses and we present in this annual report pro forma information for the year ended December 31, 2008 as if we had consolidated Banco Real as from January 1, 2008.

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

	For the year ended December 31, 2008
	As reported less Banco Real	Banco Real	As reported
	(in millions of R$)
Interest and similar income	14,694	9,074	23,768
Interest expense and similar charges	(8,023)	(4,307)	(12,330)
Net interest income	6,671	4,767	11,438
Income from equity instruments	35	2	37
Income from companies accounted for by the equity method	6	106	112
Fee and commission income	3,801	1,008	4,809
Fee and commission expense	(334)	(221)	(555)
Gains (losses) on financial assets and liabilities (net)	333	(1,620)	(1,286)
Exchange differences (net)	300	1,176	1,476
Other operating income (expenses)	(92)	32	(60)
Total income	10,720	5,251	15,971
Administrative expenses	(4,656)	(2,529)	(7,185)
Depreciation and amortization	(656)	(190)	(846)
Provisions (net)	(1,113)	(117)	(1,230)
Impairment losses on financial assets (net)	(2,864)	(1,236)	(4,100)
Impairment losses on other assets (net)	(4)	(73)	(77)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	6	1	7
Gains (losses) on non-current assets held for sale not classified as discontinued operations	25	(16)	9
Operating profit before tax	1,458	1,091	2,549
Income taxes	(217)	47	(170)
Consolidated profit for the year	1,241	1,138	2,379

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

	Year ended December 31,
	2010	2009	2008
GDP growth(1)	7.5%	(0.6%)	5.1%
CDI rate(2)	9.8%	9.6%	12.4%
TJLP(3)	6.00%	6.00%	6.25%
SELIC rate(4)	10.75%	8.75%	13.75%
Increase (decrease) in real value against the U.S. dollar	4.9%	34.2%	(24.2%)
Selling exchange rate (at period end) R$per U.S.$1.00	R$1.66	R$1.74	R$2.31
Average exchange rate R$ per U.S.$1.00(5)	R$1.76	R$1.99	R$1.84
Inflation (IGP-M)(6)	11.3%	(1.7%)	9.8%
Inflation (IPCA)(7)	5.9%	4.3%	5.9%

Sources: BNDES, Central Bank, FGV, IBGE and LCA Consultores.

(1)	Revised series. Source: IBGE.

(2)	The Interbank Deposit Certificate (Certificado de Depósito Interbancário, or “CDI” rate) is the average daily interbank deposit rate in Brazil (at the end of each month and annually).

(3)	Represents the interest rate applied by the BNDES for long-term financing (at the end of the period).

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

Interest Rates

Since the implementation of an inflation target framework in 1999, local interest rates have been on a downward trend. The SELIC was lowered from 45.00% per annum in 1999 to 13.75% in 2008, shortly before the recent worldwide financial crisis began.  The worldwide financial   crisis led to further reductions of the SELIC, which reached 8.75% in 2009 (its lowest historical level).  The reduction in the SELIC contributed significantly to the economic recovery. The normalization of local liquidity conditions and inflationary pressure in 2010 has led the monetary authority to raise rates in 2010, to 10.75% at year end.

The following table presents the low, high, average and period-end SELIC since 2005, as reported by the Central Bank.
	Low	High	Average(1)	Period-End
Year
2005	17.75	19.75	19.15	18.00
2006	13.25	18.00	15.10	13.25
2007	11.25	13.25	11.25	11.25
2008	11.25	13.75	12.54	13.75
2009	8.75	13.75	9.92	8.75
2010	8.75	10.75	10.00	10.75

(1)	Average of month-end rates during the period.

Our assets are predominantly fixed rate and our liabilities predominantly floating.  The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements.  As of December 30, 2010, a 100 basis point increase in the yield curve would have resulted in R$255 million decline in the net interest income over a one-year period.

Credit Volume

Credit volume in Brazil has strongly increased since 2004, mainly driven by lower inflation, decreasing interest rates and consistent economic growth.  The worldwide financial crisis has temporarily affected the credit growth rates in late 2008 and early 2009. The monetary stimulus implemented by the Central Bank as well as the aggressive stance of public owned banks on credit supply have led to a recovery already in 2009, intensified in 2010.

The credit to GDP ratio has increased from 34.2% in 2007 to 46.3% in November 2010. This is the highest level ever achieved in Brazil, but still low compared to other economies.
	2010	2009	2008	2007
	(in Billions of Reais)
Total Credit Outstanding	1,703.8	1,411.7	1,227.1	935.8
Earmarked credit	586.2	457.0	356.1	275.1
Market based credit	1,117.3	954.7	871.1	660.7
of which:
corporate	559.3	484.9	476.8	343.2
individuals (retail)	558.3	469.8	394.2	317.5

Some figures may be subject to revision by the Central Bank
Source: Central Bank

Foreign Exchange Rates

At December 31, 2010, we had U.S.$15.3 billion in foreign currency-denominated funding and U.S. $15.5 billion in foreign currency denominated assets.  Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments.  In 2010, we recorded foreign exchange gains of R$416 million as a result of the effect of the depreciation of the U.S. dollar against the real on our assets and liabilities position in U.S. dollar denominated instruments during the year. In 2009, we recorded foreign exchange losses of R$51.2 million. These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure.  Such losses and gains are recorded under “ Exchange differences (net)”.  In 2008, we recorded foreign exchange gains of R$1.5 billion due to our long position in U.S. dollar-denominated assets and the depreciation of the real against the U.S. dollar.  This gain was offset in large part by corresponding losses on derivatives entered into to hedge this exposure.  Such losses are recorded under “Exchange differences (net)”.

The Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies during the last decades.  Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching a selling exchange rate of R$3.53 per U.S.$1.00 at the end of 2002.  Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008.  In the context of the crisis in the global financial markets, the real depreciated since mid 2008 reaching R$2.34 per US$1.00 on December 31, 2008.  With global economic recovery, Brazilian currency appreciated to R$1.74 per US$1.00 at December 31, 2009 and R$1.66 / US$1.00 at December 31, 2010.

Inflation

The introduction of the inflation targeting regime in 1999 resulted in important inflation reduction (measured by the official rate, the IPCA, Consumer Price Index estimated by the IBGE). In recent years inflation have been oscillating around the target, which is defined by the National Monetary Council. The target has been set at 4.5% since 2005 with a tolerance interval of 2 p.p. above and below.

In 2009 the global financial crisis has contributed to contain inflation. The IPCA increased 4.3% after 5.9% in 2008. In 2010 domestic demand recovery and the strong commodity prices hike raised official inflation to 5.9%.

Reserve and Lending Requirements

The Central Bank’s reserve and lending requirements have a significant effect on the results of operations of banks in Brazil.  The raising or lowering of these requirements impacts our results of operations by limiting or increasing the amount of funds available for commercial lending operations.

During 2010, the Central Bank changed the rules on reserve requirements aimed at reducing liquidity in the Brazilian financial system. Due in large part to this change, our level of required reserves increased from R$19.8 billion (or 18% of total deposits) at December 31, 2009 to R$41.2 billion (or 35% of total deposits) at December 31, 2010 (in accordance with Brazilian GAAP). The main changes in reserve requirements were as follows:

1. Reduction of R$1.0 billion to zero in the deductible amount of additional reserve requirements of the Central Bank for savings deposits, demand deposits and time deposits;
2. A 5% (Demand deposits) and 4% (Time deposits) to 12% increase, respectively, in the rate used in calculating the additional reserve requirements of the Central Bank;

3. Increase from 42% to 43% in the rate of Central Bank reserves to demand deposits;

4. Reduction from R$2 billion to zero in the deductible amount of legal reserve requirements for time deposits, according to the rule issued by the Central Bank based on the value of the financial conglomerate’s Tier I capital;

5. Change in the composition of reserve requirements on time deposits from 45% of Federal Government bonds and 55% in cash to 100% in cash. The cash reserve requirement may be satisfied with interbank deposits or asset acquisitions from financial institutions having regulatory capital of less than R$2.5 billion in up to 55% and 36% for 2009 and 2010, respectively, of the total amount required.

6. Increase from 13.5% to 20.0% in the reserve requirement rate on time deposits, effective December 3, 2010.

7. In 2010, the Central Bank revised the rules applying to the reduction of compulsory reserve requirements. For financial conglomerates with Tier I capital of less than R$2.0 billion, the total reserve requirements are reduced by R$3.0 billion, for financial conglomerates with Tier I capital between R$2.0 billion and R$5.0 billion, the reduction is of R$2.5 billion, and for financial conglomerates with Tier I capital equal or greater than R$5.0 billion, there is no reduction.

8. In 2011, the Central Bank revised the rules applying to the reduction of compulsory reserve requirements. For financial conglomerates with Tier I capital of less than R$2.0 billion, the total reserve requirements are reduced by R$3.0 billion, for financial conglomerates with Tier I capital between R$2.0 billion and R$5.0 billion, the reduction is of R$2.0 billion, for financial conglomerates with Tier I capital between R$5.0 billion and R$7.0 billion, the reduction is of R$1.0 billion and for financial conglomerates with Tier I capital equal or greater than R$7.0 billion, there is no reduction.

In 2011, the Central Bank issued new regulations amending some of the reserve requirements.  See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Banking Regulation—Reserve and Other Requirements”.

The following table sets forth the reserve and lending requirements to which we are subject for each category of funding.

Product	December 31, 2010	As of March 31, 2011	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	29%	29%	Loans and Cash	6.75% p.a. and Zero for Cash
Microcredit loans(2)	2%	2%	Loans and Cash	Cap rate: 2% p.m. and Zero for Cash
Reserve requirements	43%	43%	Cash	Zero
Additional reserve requirements	12%	12%	Cash	Selic
Free funding(3)	14%	14%
Savings accounts
Mortgage loans	65%	65%	Loans and Cash	Cap of TR + 12% p.a. and TR + 6.17% for Cash
Reserve requirements	20%	20%	Cash	TR + 6.17% p.a.
Additional reserve requirements	10%	10%	Cash	Selic
Free funding(3)	5%	5%
Time deposits
Reserve requirements	20.0%	20.0%
In cash or credit(4)	7.2%	7.2%	Cash or Credit	Selic for Cash
In cash	12.8%	12.8%	Cash	Selic

Product	December 31, 2010	As of February 28, 2011	Form of Required Reserve	Yield
Additional reserve requirements	12%	12%	Cash	Selic
Free funding(3)	68.0%	68.0%

(1)	Rural credit loans are loans to agricultural customers, of which R$5.1 billion and R$4.9 billion were outstanding as of December 31, 2009 and December 31, 2010, respectively.

(2)	Microcredit loans are loans to very small businesses, of which R$181.5 million and R$216.1 million were outstanding as of December 31, 2009 and December 31, 2010, respectively.

(3)	Free funding is the amount of each category of funding we are free to use for any purpose.

(4)	Includes only credit acquired up to June 30, 2011 from financial institutions having net capital of less than R$2.5 billion.

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

The “IOF” - Tax on Financial Transactions, is currently paid by the customer (contributor) on loans at a daily rate of 0.0041% up to a cap of 1.5% plus an additional rate of 0.38% per financial transaction.  Generally, loans with maturity greater than 365 days are currently subject to an IOF/credit tax at a rate of 1.88% (maximum rate).  Besides the fact that the Bank  is responsible for withholding the IOF,  the tax does not affect our reported results since the customer is the one that is considered the contributor.

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

See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—PIS and COFINS tax rates” and “—Tax on Financial Transactions (IOF)”.

Cayman Offshore Hedging

We operate a branch in the Cayman Islands which is used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings.  Our investment in the Cayman Islands branch is denominated in U.S. dollars in the amount of U.S.$3.0 billion as of December 31, 2009 and U.S.$8.9 billion as of December 31, 2010.  This growth is explained by the capital increase in 2010 in the Cayman Islands branch of U.S.$5.5 billion due to the growth of the loans. We hedge the resulting U.S. dollar-denominated exposure through transactions in U.S. dollar futures, which is not recorded as hedge accounting.  Our position in U.S. dollar futures as of December 31, 2009 was U.S.$1.5 billion and as of December 31, 2010 it was U.S.$4.6 billion.  Changes in the fair value of these futures are reflected under gains and losses on financial assets.  Under Brazilian income tax rules, the gain resulting from the impact of a devaluation of the real on our U.S. dollar denominated investment in the Cayman Islands branch is nontaxable and the loss resulting from the impact of an appreciation of the real is not deductible.  This tax treatment results in volatility in the income tax items in our income statement.  This asymmetry is offset by our hedging results because our derivative positions generate losses (tax deductible) in the case of devaluation of the real and gains (taxable) in the case of appreciation.  As a result, the after-tax effect of these derivative positions provides a hedge against the tax foreign currency exposure resulting from our Cayman Islands investment (that is, the R$185 million after-tax effect of the hedge at December 31, 2010 offsets the R$185 million tax effect of our Cayman Islands exposure at that date).  This investment and our related hedging transactions will continue to result in variations in our effective tax rate.

Goodwill of Banco Real

The potential impairment of goodwill relating to Banco Real may be an important factor affecting our results of operations in future periods.  We generated goodwill of R$27.5 billion as a result of the acquisition of Banco Real.  Under IFRS, we are required to analyze goodwill for impairment at least annually or whenever there are indications of impairment.  In 2010 and 2009, we assessed goodwill impairment based on net present value techniques. The future cash flow was based on management estimates and assumptions that are subject to several factors, including: (i) macro-economic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rates and adjustments applied to future cash flows.  We did not identify any impairment to the goodwill relating to Banco Real in 2010 and 2009.  In 2008, due to the recent incorporation of Banco Real into the group and the results of the related market value calculation and purchase price allocation valuation recently performed, we did not detect, and therefore, did not recognize any impairment losses.  We may be required to record an impairment charge in the future if management determines that there is objective evidence of impairment.  Any impairment in goodwill relating to the Banco Real acquisition will be reflected in our income statement under impairment losses on other assets (net).  See “—Critical Accounting Policies—Impairment”.  For tax purposes, goodwill is amortized over a seven-year period.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with IFRS as issued by IASB, and interpretations issued by IFRIC.

Our consolidated financial statements for the year ended December 31, 2008 and 2007 were the first to be prepared in accordance with IFRS, with a date of first implementation of January 1, 2007 (opening balance sheet).

General

Our principal accounting policies are described in note 2 to our audited consolidated financial statements.  The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.  The accounting estimates made in these contexts require management to make assumptions about matters that are highly uncertain.  In each case, if management had made other estimates, or if changes in these estimates occur from period to period, these accounting estimates could have a material impact on our financial condition and results of operations.

Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances.  Actual results may differ from these estimates if assumptions and conditions change.  Judgments or changes in assumptions are submitted to the audit and compliance committee and to our regulatory authorities and are disclosed in the notes to our consolidated financial statements.

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

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques commonly used by the financial markets.

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

•
We use dynamic models similar to those used in the measurement of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives).  In the case of non-linear instruments, if the portfolio exposed to credit risk (such as credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model.  The main inputs used to determine the underlying cost of credit for credit derivatives are quoted credit risk spreads, and the correlation between quoted credit derivatives of various issuers.

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

We use the concept of incurred loss to quantify the cost of credit risk and include it in the calculation of risk-adjusted return of its transaction.  Incurred loss is the expected cost of the credit risk of a transaction that will manifest itself within a one year (business cycle) lead time from the balance sheet date considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

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

Our methodology used for determining the allowance for incurred losses not specifically identified seeks to identify the amount of incurred losses as of the balance sheet date of loans that have not yet been identified as impaired, but it is estimated, based on our past experience and specific factors, will manifest within one year from the balance sheet date.  We refer to such impairment as inherent losses in the context of our internal credit loss allowance models.

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

We did not identify any impairment of goodwill or tangible assets in 2010 and 2009 (see notes 13 and 12, respectively, to our audited consolidated financial statements).  In 2009, we recorded R$819 million of provision for impairment losses on contracts for providing banking services.  See note 14 to our audited consolidated financial statements.

Post-employment Benefits

We have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death.

Our post-employment obligations to our employees are deemed to be "defined contribution plans" when we make pre-determined contributions to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as “defined benefit plans”.

Defined contribution plans

The contributions made in this connection in each year are recognized under “Personnel expenses” in the consolidated income statement. The amounts not yet contributed at each year-end are recognized, at their present value, under “Provisions – Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet.

Defined benefit plans

The Bank recognizes under “Provisions – Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet (or under “Other assets” on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets and of the net unrecognized cumulative actuarial gains and/or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time.

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

Further information on retirement benefit obligations is set out in notes 2 and 22 to our consolidated financial statements.

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

Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

	Year ended December 31,
	(in millions of R$)
	2010	2009	% Change	Change

Net interest income	24,095	22,167	8.7%	1,928
Income from equity instruments	52	30	73.0%	22
Net fees and commissions	6,836	6,238	9.6%	598
Income from companies accounted by the equity method	44	295	(85.1%)	(251)
Gains/(losses) on financial assets and liabilities (net) + Exchange differences (net)	1,875	2,665	(29.6%)	(790)
Other operating income (expenses)	(348)	(116)	200.0%	(232)
Gross income	32,553	31,280	4.1%	1,273
Administrative expenses	(11,231)	(10,947)	2.6%	(284)
Depreciation and amortization	(1,237)	(1,249)	(0.9%)	(12)
Provisions (net)	(1,974)	(3,481)	(43.3%)	1,507
Impairment losses on financial assets (net)	(8,234)	(9,966)	(17.4%)	1,732
Impairment losses on other assets (net)	(21)	(901)	(97.7%)	880
Gains/(losses) on disposal of assets not classified as noncurrent assets held for sale + Gains/(losses) on disposal of noncurrent assets held for sale	140	3,401	(95.9%)	(3,261)
Profit before tax	9,997	8,137	22.9%	1,860
Taxes	(2,614)	(2,629)	(0.6%)	15
Net income	7,383	5,508	34.0%	1,875

Summary

Net income for the year ended December 31, 2010 was R$7.4 billion, a 34%, or R$1.9 billion increase from R$5.5 billion for the year ended December, 2009. This increase was mainly due to:

•
An 8.7% increase in net interest income or R$1.9 billion in the year ended December 31, 2010. This increase was mainly due to growth in our lending activities and the revenues from the utilization of the proceeds of our IPO in late 2009.

•
A 9.6% increase in net fees and commission income or R$598 million in 2010. This increase was mainly due to a growth in the commissions on sale of insurance and capitalization products and pension funds, credit and debit cards and in the investment funds segment.

•	Decrease in provisions for contingencies of R$1.5 billion, reflecting, mainly, provisions for restructuring costs related to Banco Real acquisition that did occur in 2009 but not in 2010.

Net Interest Income

Santander Brasil’s net interest income for the year ended December 31, 2010 was R$24.1 billion, a 8.7% or R$1.9 billion increase from R$22.2 billion for the year ended December 31, 2009. This increase was mainly due to growth in our lending activities, especially in the second semester of 2010, incorporation of the insurance business and the revenues from utilization of the proceeds of our IPO in late 2009.

Average total earning assets in 2010 were R$275.2 billion, a 20% or R$45.7 billion increase from R$229.5 billion in 2009. The principal drivers of this increase were due to (i)  an increase of R$19.5 billion in average of cash and balances with the Brazilian Central Bank, (ii) an increase of R$ 12.3 billion in debt instruments and (iii) an increase of R$11.9 billion in average of equity instruments. Net yield (is the quotient of net interest income divided by average earning assets) was 8.8% in 2010, decrease of 0.9 p.p. compared to 9.7% in 2009.

Average total interest bearing liabilities in 2010 were R$198.5 billion, an 8% or R$14.1 billion increase from R$184.3 billion in 2009. The principal driver of this growth was an increase in deposits from credit institutions.

The yield spread (that is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities), in the year ended in 2010 was 6.4%, a 1.4 p.p. lower than 2009. The decline in yield spread reflects a reduction in the average interest rate we charge on loans because the credit risk of our portfolio declined as a result of improved economic conditions in 2010. In addition, we substantially increased the average balances of relatively low-yielding deposits with the Brazilian Central Bank in 2010.

Net Fees and Commission Income

Net fees and commission income for the year ended December 31, 2010 were R$6.8 billion, a 9.6% or R$598 million increase from R$6.2 billion for the year ended December 31, 2009. This increase was mainly due to a R$455 million growth in commissions from the sale of insurance and capitalization products (savings account products that generally require that a customer deposit a fixed sum with us) and pension funds, a R$187 million increase in commissions on credit and debit cards and a R$128 million increase in commissions from services related to investment funds, and the incorporation of the insurance business, partially offset by a decrease of R$205 million in commissions of banking fees and others.

Commissions from the sale of insurance, pension fund and capitalization products increased 43.7% from R$1.0 billion in the year ended December 31, 2009 to R$1.5 billion for the same period in 2010, and represented 22% share of total commissions, which represents a 5 p.p. increase over the year. This substantial increase is largely due to the launch of new insurance products related to loans and sales growth in properties and personal accident insurance in the Banco Real branch network.

Revenues from credit and debit cards totaled R$969 million for the year ended December 31, 2010, which represents an increase of 24.0% compared to 2009, mainly due to the expansion of our card base and the increased penetration of these products. A notable event in 2010 was the migration of Banco Real’s entire card base to the Santander Brasil’s system, which created opportunities for higher penetration of products and services and the implementation of best practices.

Income from services related to investment funds totaled R$865 million for the year ended December 31, 2010, an increase of 17.4% compared to the same period in 2009 as a result of the increase in the balance of assets under management in the period.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2010 and 2009.

	Year ended December 31,
	December 2010	December 2009	% Change	Change
	(in million of R$)

Banking fees	2,369	2,458	(3.6%)	(89)
Receiving Services	506	502	0.8%	4
Sale of insurance plus Capitalization plus Pension Funds	1,497	1,042	43.7%	455
Investment funds	865	737	17.4%	128
Credit and debit cards	969	782	24.0%	187
Capital markets	502	539	(6.8%)	(37)
Trade finance	456	384	18.8%	72
Tax on services	(357)	(350)	1.9%	(7)
Others	27	143	(81.3)%	(116)
Total	6,836	6,238	9.6%	598

Income from Companies Accounted by the Equity Method

Share of results of entities accounted by the equity method for the year ended December 31, 2010 was R$44 million, a R$251 million decrease from R$295 million for the year ended December 31, 2009. This decrease reflects the impact of the sale of Cielo S.A. (formerly Companhia Brasileira de Meios de Pagamento - VISANET) and the restructuring process of ABN AMRO Brasil Dois Participações S.A. which resulted in profit from the participation in such entities of respectively R$116 million and R$126 million in 2009 that did not occur in 2010.

Gains (Losses) on Financial Assets and Liabilities (Net) plus Exchange Differences

Gains (losses) on financial assets and liabilities (net) plus Exchange Differences for the year ended December 31, 2010 were gains of R$1.9 billion, a R$790 million decrease from gains of R$2.7 billion for the year ended December 31, 2009. The decrease was driven by the effect of the hedge of our investment at our Cayman Islands branch (a strategy to mitigate the exchange rate variation and the fiscal effects of offshore investments on net profit). In the year ended December 31, 2010, the effect of the devaluation of the U.S. dollar against the real on the net equity of our Cayman Islands branch, and the positive hedge results, caused gains of R$272 million, compared to gains of R$1.1 billion in the same period of 2009, offset by losses in the same amounts in taxes expenses. Excluding the effect of the hedge of the investment in the Cayman Islands branch, Gains (losses) on Financial Assets and Liabilities (net) were R$1.6 billion for the twelve-month period ended December 31, 2010, an increase of 5.5% compared to R$1.5 billion for the same period of 2009. For further information, see “—Cayman Offshore Hedging”.

Other Operating Income (Expenses)

Other operating income (expenses) for the year ended December 31, 2010 was an expense of R$348 million, compared to an expense of R$116 million for the year ended December 31, 2009, mainly due to the reduction of certain operation expenses recovery charged to clients until August, 2009. The impact of this charge reduction was R$117 million, approximately.

Administrative Expenses

Administrative Expenses for the year ended December 31, 2010 was R$11.2 billion, a R$284 million increase compared to expenses of R$11.0 billion for the year ended December 31, 2009.

Salaries and benefits expenses increased R$410 million, mainly as a consequence of the terms of the applicable labor union agreement, which require certain adjustments linked to the official inflation index (IPCA).

The following table sets forth personnel expenses for each of the periods indicated.

	Year ended December 31,
	2010	2009	Change %	Change
	(in millions of R$)
Salaries	3,731	3,364	10.9%	367
Social Security	994	971	2.4%	23
Benefits	792	749	5.7%	43
Training	93	88	5.7%	5
Others (1)	316	339	(6.8%)	(23)
Total	5,926	5,511	7.5%	415

(1)   Includes the Share-based payments cost. See note 38 to our audited consolidated financial statements.

Other administrative expenses decreased from R$5.4 billion for the year ended December 31, 2009 to R$5.3 billion for the year ended December 31, 2010. The decrease was primarily due to the cost of synergies obtained from the merger between Santander Brasil and Banco Real, particularly from maintenance of properties and marketing, partially offset by technical services that were outsourced. As a result, our efficiency ratio, which we calculate as total administrative expenses divided by total income, improved from 35.0% for the year ended December 31, 2009 to 34.5% for the year ended December 31, 2010.

Provisions (Net)

Provisions principally include provisions for civil claims, tax contingencies, and especially for labor claims. Provisions (net) were R$2.0 billion in the year ended December 31, 2010, and when compared to R$3.5 billion in the year ended December 31, 2009 reflecting, mainly, provisions for restructuring costs related to Banco Real acquisition that occurred in 2009 but not in 2010.

Impairment Losses on Financial Assets (Net)

Our computable credit risk portfolio increased by R$23,655 million at December 31, 2010, or 15% compared to the year-end 2009, while non-performing assets decreased 6%, or R$551 million. As a result, there was a reduction of 110 basis points on the default rate. The net expenses from the allowances for credit losses in 2010 decreased 17.5% compared to 2009 (R$1,750 million), accounting for R$8,233 million at December 31, 2010.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2010 and December 31, 2009.

	At December 31,
	2010	2009
	(in millions of R$, except for percentages)
Computable credit risk(1)	183,121	159,362
Nonperforming assets	9,348	9,899
Allowances for nonperforming assets	9,192	10,070
Ratios
Nonperforming assets to computable credit risk	5.1%	6.2%
Coverage ratio(2)	98.3%	101.7%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including nonperforming assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for credit losses as a percentage of nonperforming assets.

The following chart shows our impaired assets from the fourth quarter of 2008 to the fourth quarter of 2010(1):

(1) Managerial non-performing assets to compatible credit risk.

The following table shows our non-performing assets by type of loan at December 31, 2010 and December 31, 2009.

	At December 31,
	2010	2009
	(in millions of R$)
Impaired Assets by type of customer
Commercial, financial and industrial	3,563	3,618
Real estate – mortgage	150	109
Installment loans to individuals	4,863	5,335
Lease financing	772	837
Total	9,348	9,899

Commercial, financial and industrial

Non-performing assets in commercial, financial and industrial loans in December 2010 show a reduction of R$56 million compared to December of 2009, resulting in an improvement on the respective default rate.

Real estate – mortgage

Non-performing assets in real estate – mortgage loans increased by R$41 million at December 31, 2010, compared to December 31, 2009, due to default of remaining loans granted during the financial crisis.

Installment loans to individuals

Non-performing assets in installment loans to individuals showed a decrease of 9% (R$472 million), which represents a considerable reduction compared to the year ended December 31, 2009, observing the increase of 22.7% (R$11,147 million) on this portfolio. The decrease occurred mostly in refinancing products which benefited from the measures adopted in response to the international financial crisis, such as improving the decision -making process on lending and strengthening the credit recovery business.

Lease financing

Non-performing loans in lease financing in the year ended December 31, 2010 decreased R$64 million compared to the same period of last year (-8%).

Impairment Losses on Other Assets (Net)

Other impairment losses on other assets (net) for the year ended December 31, 2010 were losses of R$21 million, a R$880 million decrease from losses of R$901 million for the year ended December 31, 2009. This variance is principally explained by impairment losses of R$818 million on contracts for providing  banking services that were registered in 2009 and did not occur again in 2010.

Gains/losses on disposal of assets not classified as non-current assets held for sale plus Gains/losses on disposal of non-current assets held for sale

Gains/losses on disposal of assets not classified as non-current assets held for sale plus Gains/losses on disposal of non-current assets held for sale were gains of R$140 million during the year ended December 31, 2010, a R$3.2 billion decrease from gains of R$3.4 billion during the same period ended in 2009, mainly due to the gain in 2009 from the sale of our interest in Cielo S.A. (formerly Companhia Brasileira de Meios de Pagamento - VISANET).

Income Tax

Income tax was R$2.6 billion in 2010, an R$15 million decrease from 2009. Our effective tax rate was 26.1% and 32.3%, respectively for 2010 and 2009.  In 2010, the devaluation of the Dollar against the Real on the net equity of our Cayman Islands branch, and the positive hedge results, caused losses of R$180 million in the tax expenses, compared to losses of R$1.1 billion in 2009. See “—Other Factors Affecting Financial Condition and Results of Operations—Cayman Offshore Hedging”. In addition, tax expense was affected in 2010, compared to 2009 by the following: (i) an increase of R$103 million in tax expenses due to lower deductible goodwill amortizations, R$1.4 billion in 2010 compared to R$1.5 billion in 2009, and (ii) a R$374 million increase in deductions to R$704 million in 2010 related to interest on capital, as compared to R$330 million in 2009.

Results of Operations by Segment for the Year ended December 31, 2010 Compared to the Year ended December 31, 2009

The following tables present an overview of certain income statement data for each of our operating segments for the year ended December 31, 2010.

	For the year ended December 31, 2010
	Commercial Banking	% of Total	Global Wholesale Banking	% of Total	Asset Management and Insurance	% of Total	Total
	(millions of R$, except percentages)
	(condensed income statement)
Net interest income	21,301	88.4%	2,501	10.4%	292	1.2%	24,095
Income from equity instruments	52	100.0%	0	0.0%	0	0.0%	52
Income from companies accounted by the equity method	44	100.0%	0	0.0%	0	0.0%	44
Net fee and commission income	5,530	80.9%	892	13.0%	414	6.1%	6,836
Gains/losses on financial assets and liabilities plus Exchange Differences	1,550	82.7%	244	13.0%	80	4.3%	1,875
Other operating income/(expenses)	(596)	171.3%	(30)	8.6%	278	(80.0)%	(348)
Personnel expenses	(5,354)	90.3%	(512)	8.6%	(60)	1.0%	(5,926)
Other administrative expenses	(5,003)	94.3%	(215)	4.1%	(86)	1.6%	(5,304)
Depreciation and amortization of tangible and intangible assets	(1,130)	91.3%	(58)	4.7%	(50)	4.0%	(1,237)
Provisions (net)	(1,941)	98.3%	4	(0.2%)	(38)	1.9%	(1,974)

Impairment losses on financial assets (net)	(8,225)	99.9%	(8)	0.1%	0	0.0%	(8,234)
Impairment losses on other assets (net)	(21)	100.0%	0	0.0%	0	0.0%	(21)
Other nonfinancial gains/(losses)	140	100.0%	0	0.0%	0	0.0%	140
Profit (loss) before tax	6,347	63.5%	2,818	28.2%	832	8.3%	9,997

The following tables show our results of operations for the year ended December 31, 2010 and 2009, for each of our operating segments

	For the year ended December 31,
	2010	2009	% Change	Change
Commercial Banking	(in millions of R$)			(in millions of R$)
Net interest income	21,301	20,260	5.1%	1,041
Income from equity instruments	52	30	73.0%	22
Income from companies accounted by the equity method	44	295	(85.1%)	(251)
Net fee and commission income	5,530	4,970	11.3%	560
Gains/losses on financial assets and liabilities (net plus Exchange Differences)	1,550	1,751	(11.5%)	(201)
Other operating income (expenses)	(596)	(281)	N/A	(315)
Gross income	27,881	27,026	3.2%	855
Personnel expenses	(5,354)	(4,972)	7.7%	(382)
Other administrative expenses	(5,003)	(5,213)	(4.0%)	210
Depreciation and amortization of tangible and intangible assets	(1,130)	(1,176)	(3.9%)	46
Provisions (net)	(1,941)	(3,390)	(42.8%)	1,449
Impairment losses on financial assets (net)	(8,225)	(9,884)	(16.8%)	1,659
Impairment losses on other assets (net)	(21)	(900)	N/A	879
Other nonfinancial gains (losses)	140	3,403	(95.9%)	(3,263)
Profit (loss) before tax	6,347	4,894	29.7%	1,453

	For the year ended December 31,
	2010	2009	% Change	Change
	(in millions of R$)			(in millions of R$)
Global Wholesale
Net interest income	2,501	1,767	41.6%	734
Income from equity instruments	0	0	0	0
Income from companies accounted by the equity method	0	0	0	0
Net fee and commission income	892	863	3.3%	29
Gains/losses on financial assets and liabilities (net) plus Exchange Differences	244	859	(71.5%)	(615)
Other operating income (expenses)	(30)	(23)	30.4%	(7)
Gross income	3,608	3,467	4.1%	141
Personnel expenses	(512)	(474)	8.0%	(38)
Other administrative expenses	(215)	(175)	23.1%	(40)
Depreciation and amortization of tangible and intangible assets	(58)	(39)	48.0%	(19)
Provisions (net)	4	(45)	-109.0%	49
Impairment losses on financial assets (net)	(8)	(83)	N/A	75
Profit (loss) before tax	2,818	2,651	6.3%	167

	For the year ended December 31,
	2010	2009	% Change	Change
	(in millions of R$)			(in millions of R$)
Asset Management and Insurance
Net interest income	292	140	108.9%	152
Income from equity instruments	0	0	0	0
Income from companies accounted by the equity method	0	0	0	0
Net fee and commission income	414	405	2.2%	9
Gains/losses on financial assets and liabilities (net) + Exchange Differences	80	54	48.7%	26
Other operating income (expenses)	278	188	48.0%	90
Gross income	1,065	787	35.3%	278
Personnel expenses	(60)	(65)	(7.7%)	5
Other administrative expenses	(86)	(48)	78.6%	(38)
Depreciation and amortization of tangible and intangible assets	(50)	(34)	46.4%	(16)
Provisions (net)	(38)	(46)	(18.2%)	8
Profit (loss) before tax	832	592	40.5%	240
Commercial Banking Segment Consolidated Results of Operations for the Year ended December 31, 2010 Compared to the Year ended December 31, 2009

Summary

Profit before income tax attributed to the Commercial Banking segment for the year ended December 31, 2010 was R$6.3 billion, a R$1.4 billion increase from R$4.9 billion for the year ended December 31, 2009. This increase was mainly due to:

•
Net interest income increased 5.1% or R$1.0 billion in the year ended December 31, 2010. This increase was mainly due to growth in our lending activities and the revenues from the utilization of the proceeds of the IPO in late 2009.

•
Net fees and commission income had increased 11.3% or R$560 million in 2010. This growth is principally due to increased commissions from the sale of insurance and capitalization products, and credit and debit cards driven by strong penetration of products and the expansion on our card base.

Net Interest Income

Net interest income for the Commercial Banking segment for the year ended December 31, 2010 was R$21.3 billion, a 5.1% or R$1.0 billion increase from R$20.3 billion for the year ended December 31, 2009. This increase was mainly due to growth in our lending activities and the revenues from the utilization of the proceeds of the IPO.

Income from Companies Accounted by the Equity Method

Income from companies accounted by the equity method for the Commercial Banking segment for the year ended December 31, 2010 was R$44 million, a R$251 million decrease from R$295 million for the year ended December 31, 2009. This decrease reflects the impact on of the sale of Cielo S.A. (formerly Companhia Brasileira de Meios de Pagamento – VISANET) and the restructuring process of ABN AMRO Brasil Dois Participações S.A. which resulted in profit from the participation in such entities of respectively R$116 million and R$126 million in the twelve-month period ended December 31, 2009 that did not occur in the same period of 2010.

Net Fee and Commission Income

Net fees and commission income for the Commercial Banking segment for the year ended December 31, 2010 were R$5.5 billion, a 11.3% or R$560 million increase from R$4.9 billion for the year ended December 31, 2009.

This growth is principally due to increased commissions from the sale of insurance, capitalization, and credit and debit cards driven by strong penetration of products and the expansion on our card base. A notable event in 2010 was the migration of Banco Real’s entire card base to the Santander system, which created opportunities for higher penetration of products and services related to cards and the implementation of improved best practices.

Gains/(Losses) on Financial Assets and Liabilities plus Exchange Differences

Gains (losses) on financial assets and liabilities (net) plus Exchange Differences for the Commercial Banking segment for the year ended December 31, 2010 were gains of R$1.5 billion, a R$201 million decrease from gains of R$1.7 billion for the year ended December 31, 2009. The decrease was driven by the effect of the tax hedge of the investment at the Cayman Islands branch (a strategy used to mitigate the exchange rate variation and fiscal effects of offshore investments on net profit). In the year ended December 31, 2010, the effect of the devaluation of the dollar against the real on the net equity of our Cayman Islands branch, and the positive hedge results, caused gains of R$272 million, compared to gains of R$1.1 billion in the same period of 2009, offset by losses of the same values in tax expenses. Excluding the effect of the tax hedge of the investment at the Cayman Islands branch, Gains (losses) on Financial Assets and Liabilities (net) were R$1.3 billion for the year ended December 31, 2010, an increase of R$0.7 million compared to R$0.6 billion for the same period of 2009.

Other Operating Income/(Expenses)

Other operating income (expenses) for the Commercial Banking segment for the year ended December 31, 2010 were expenses of R$596 million, compared to expense of R$281 million for the year ended December 31, 2009, mainly due to the reduction of certain operation expenses recovery charged to our clients until August, 2009. The impact of this charge reduction was R$117 million.

Personnel Expenses

Personnel expenses for the Commercial Banking segment increased from R$4.9 billion for the year ended December 31, 2009 to R$5.3 billion for the year ended December 31, 2010, a 7.7% or R$382 million increase, reflecting higher salaries according to the union agreement which is based on official inflation index (IPCA).

Other General Administrative Expenses

Other general administrative expenses for the Commercial Banking segment decreased from R$5.2 billion for the year ended December 31, 2009 to R$5.0 billion for the year ended December 31, 2010, a 4% or R$210 million decrease, primarily due to cost synergies resulting from the merger of Santander Brasil and Banco Real.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the Commercial Banking segment for the year ended December 31, 2010 were R$8.2 billion, a 16.8% or R$1.7 billion decrease from R$9.8 billion for the year ended December 31, 2009. This decrease was mainly due an improvement in our delinquency rates since the fourth quarter of 2009.

Provisions (Net)

Provisions (net) for the Commercial Banking segment were R$1.9 billion for the year ended December 31, 2010, compared to R$3.4 billion for the year ended December 31, 2009. This difference is mainly due to provisions for restructuring costs related to Banco Real acquisition that did not occur in 2010.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the Commercial Banking segment for the year ended December 31, 2010 were losses of R$21 million, a R$879 million decrease from losses of R$900 million for the year ended December 31, 2009. This variance is explained by impairment losses of R$818 million on contracts for providing banking services that were registered in 2009 and did not happen again in 2010.

Global Wholesale Banking Consolidated Results of Operations for the Year ended December 31, 2010 Compared to the Year ended December 31, 2009

Summary

Profit before income tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2010 was R$2.8 billion, a 6.3% or R$167 million increase from R$2.7 billion for the year ended December 31, 2009.

The increase was primarily due to a 41.6% increase in net interest income for the year ended December 31, 2010, as compared to the same period in 2009, reflecting growth in our market making activities.

Net Interest Income

Net interest income for the Global Wholesale Banking segment for the year ended December 31, 2010 was R$2.5 billion, a 41.6% or R$734 million increase from R$1.7 billion for the year ended December 31, 2009, mainly due to growth in the loan portfolio, interest rate increase and Market Making activities (treasury activities in professional markets involving the assumption of positions derived from clients offer or demand on treasury products).

Net Fee and Commission Income

Net fees and commission income for the Global Wholesale Banking segment for the year ended December 31, 2010 was R$892 million, a 3.3% or R$29 million increase from R$863 million for the year ended December 31, 2009. This growth was mainly due to an increase in capital markets business – including M&A, underwriting, among others – and trade finance commissions resulting from a higher volume of transactions.

Gains/(Losses) on Financial Assets and Liabilities plus Exchange Differences

Gains (losses) on financial assets and liabilities (net) plus Exchange Differences for the Global Wholesale Banking segment for the year ended December 31, 2010 were gains of R$244 million, a 71.5% or R$615 million decrease from gains of R$859 million for the year ended December 31, 2009. This decrease was primarily due to lower gains in Market Making and trading positions.

Other Operating Income/(Expenses)

Other operating income (expenses) for the Global Wholesale Banking segment for the year ended December 31, 2010 were expenses of R$30 million, compared to expense of R$23 million for the year ended December 31, 2009.

Personnel Expenses

Personnel expenses for the Global Wholesale Banking segment increased from R$474 million for the year ended December 31, 2009 to R$512 million for the year ended December 31, 2010, a 8.0% or R$38 million increase, reflecting higher salaries according to the union agreement which is based on official inflation index (IPCA).

Other General Administrative Expenses

Other general administrative expenses for the Global Wholesale Banking segment increased from R$175 million for the year ended December 31, 2009 to R$215 million for the year ended December 31, 2010, a 23.1% or R$40 million increase, mainly due to technical services that were outsourced.

Provisions (Net)

Provisions (net) for the Global Wholesale Banking segment were gains of R$4 million for the year ended December 31, 2010, compared to losses of R$45 million for the year ended December 31, 2009. Provisions principally include provisions for labor claims and civil litigation.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the Global Wholesale Banking segment for the year ended December 31, 2010 with losses of R$8 million, a R$75 million decrease from losses of R$83 million for the year ended December 31, 2009.

Asset Management and Insurance Segment Consolidated Results of Operations for the Year ended December 31, 2010  Compared to the Year ended December 31, 2009

Summary

Profit before income tax attributed to the Asset Management and Insurance segment for the year ended December 31, 2010 was R$832 million, a 40.5% or R$240 million increase from R$592 million for the year ended December 31, 2009. Results of operations in our Asset Management and Insurance segment for the year ended December 31, 2009 do not include the results of operations of the asset management and insurance entities until August 14, 2009, when we consolidated these entities.”. See “Item 3. Information on the Company—Business Overview— Asset Management and Insurance”.

Net Interest Income

Net interest income for the Asset Management and Insurance segment for the year ended December 31, 2010 was R$292 million, a R$152 million increase from R$140 million for the year ended December 31, 2009. This increase was mainly due to the consolidation of the Asset Management and Insurance operations of the Santander Group into this segment in August 2009.

Net Fee and Commission Income

Net fees and commission income for the Asset Management and Insurance segment for the year ended December 31, 2010 were R$414 million, a 2.2% or R$9 million increase from R$405 million for the year ended December 31, 2009. The level of net fees and commission income has had a growth mainly due to an increase in net commissions on the sale of pension and investment funds. Beyond this, the increase is mainly due to the consolidation of Asset and Insurance operations of the Santander Group into this segment in August 2009.

Gains/(Losses) on Financial Assets and Liabilities plus Exchange Differences

Gains (losses) on financial assets and liabilities (net) plus Exchange Differences for the Asset Management and Insurance segment for the year ended December 31, 2010 were gains of R$80 million, a R$26 million increase from R$54 million for the year ended December 31, 2009. This increase is mainly due to the consolidation of the Asset Management and Insurance operations of the Santander Group into this segment in August 2009.

Other Operating Income/(Expenses)

Other operating income (expenses) for the Asset Management and Insurance segment for the year ended December 31, 2010 was income of R$278 million, a R$90 million increase compared to R$188 million for the year ended December 31, 2009. This increase was mainly due to the consolidation of the Asset Management and Insurance operations of the Santander Group into this segment in August 2009.

Personnel Expenses

Personnel expenses for the Asset Management and Insurance segment decreased from R$65 million for the year ended December 31, 2009 to R$60 million for the year ended December 31, 2010, a 7.7% or R$5 million decrease, mainly due to cost synergies from the acquisition of Banco Real.

Other General Administrative Expenses

Other administrative expenses for the Asset Management and Insurance segment increased from R$48 million for the year ended December 31, 2009 to R$86 million for the year ended December 31, 2010, a 78.6% or R$38 million increase. This increase is mainly due to the consolidation of the Asset Management and Insurance operations into this segment in the third quarter of 2009.

Provisions (Net)

Provisions (net) for the Asset Management and Insurance segment were losses of R$38 million for the year ended December 31, 2010, compared to losses of R$46 million for the year ended December 31, 2009. Provisions principally include provisions for labor claims and tax contingencies.

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

	For the year ended December 31,
	2009	2008 (pro forma)	% Change (pro forma)	Change	2008	% Change	Change
	(in million of reais)
Net interest income	22,167	19,231	15%	2,936	11,438	94%	10,729
Income from equity instruments	30	39	(23%)	(9)	37	(19%)	(7)
Net fees and commissions	6,238	5,866	6%	372	4,254	47%	1,984
Income from companies accounted by the equity method	295	305	(3%)	(10)	112	163%	183
Gains/losses on financial assets and liabilities (net)	2,716	(484)	n.a	3,200	(1,286)	n.a	4,002
Exchange differences (net)	(51)	1,261	n.a	(1,312)	1,476	n.a	(1,527)
Other operating income (expenses)	(116)	(75)	55%	(41)	(60)	94%	(56)
Gross income	31,280	26,143	20%	5,136	15,971	96%	15,308
Administrative expenses	(10,947)	(11,532)	(5%)	585	(7,185)	52%	(3,762)
Depreciation and amortization	(1,249)	(1,236)	1%	(13)	(846)	48%	(403)
Provisions (net)	(3,481)	(1,702)	105%	(1,779)	(1,230)	183%	(2,251)
Impairment losses on financial assets (net):	(9,966)	(6,570)	52%	(3,397)	(4,100)	143%	(5,868)
Impairment losses on other assets (net)	(901)	(85)	n.a	(816)	(77)	n.a	(824)
Gains/losses on disposal of assets not classified as noncurrent assets held for sale	3,369	32	n.a	3,337	7	n.a	(3,362)
Gains/losses on disposal of noncurrent assets held for sale	32	22	55%	12	9	269%	25
Profit before tax	8,137	5,072	60%	3,065	2,549	219%	5,588
Taxes	(2,629)	(1,159)	127%	(1,470)	(170)	n.a	(2,459)
Net income	5,508	3,913	41%	1,595	2,379	132%	3,129

Summary

Net income for the year ended December 31, 2009 was R$5.5 billion, a 132% or R$3.1 billion increase from R$2.4 billion for the year  ended  December 31, 2008.  The increase was mainly due to the consolidation of Banco Real  in our financial statements.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net income for the year ended December 31, 2009 increased by 41.0% compared to R$3.9 billion for the year ended December 31, 2008.  This increase was mainly due to:

•
Capital gains of R$3.4 billion realized upon the sale of part of the equity participations in our portfolio, principally the sale of our interests in Cielo S.A. (formerly Companhia Brasileira de Meios de Pagamento – VISANET), partially offset by an increase in provisions for contingencies;

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

Average total earning assets in 2009 were R$229.5 billion, a 72% or R$95.8 billion increase from R$133.7 billion in 2008.  The principal drivers of this increase were (i) the acquisition of Banco Real and (ii) an increase in average loans and advances to customers.  The increase in loans and advances was driven by an increase in corporate lending, principally trade finance in our Global Wholesale Banking segment, as well as an increase in retail lending mainly driven by an increase in mortgage lending and an increase in unsecured personal credit.  The growth in mortgage lending was in line with the growth of this product in the Brazilian market as the housing credit market is still very incipient in Brazil in comparison with more mature economies.  The increase in personal credit was also in line with market trends in Brazil.

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

Income from Companies Accounted by the Equity Method

Income from companies accounted by the equity method in 2009 was R$295 million, a R$183 million increase from R$112 million in 2008.  This increase was mainly due to gains of R$126 million from ABN AMRO Brasil Dois Participações S.A., R$110 million of which was due to the sale of Real Capitalização business, to our affiliate Santander Seguros.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, Income from companies accounted by the equity method in the year ended December 31, 2009 decreased 3% compared to R$305 million in 2008.

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

Exchange Differences (Net)

Exchange differences (net) in 2009 were a loss of R$51 million, a R$1.5 billion decrease from gains of R$1.5 billion in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, exchange differences (net) in 2009 decreased R$1.3 billion compared to a gain of R$1.3 billion in 2008 due primarily to the average appreciation of the real against the U.S. dollar for the year ended December 31, 2009 compared to the year ended December 31, 2008.  These losses were largely offset by gains on derivative transactions settled to hedge our foreign currency exposure.  See “—Gains (Losses) on Financial Assets and Liabilities (Net)” above.

Other Operating Income (Expenses)

Other operating income (expenses) in 2009 was expense of R$116 million, compared to expense of R$60 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, other operating expenses in 2009 increased by R$41 million to expenses of R$75 million in 2008.

Administrative Expenses

Administrative expenses changed from R$7.2 billion in 2008, or R$11.5 billion on a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, to R$10.9 billion in 2009.  The decrease on a pro forma basis was primarily due to the cost synergies which were created as a result of the merger between Santander Brasil and Banco Real, particularly from personnel reductions, offset in part by salary increases tied to inflation.  As a result, our efficiency ratio, which we calculate as administrative expenses divided by total income, decreased from 44.0% for the year ended December 31, 2008 on a pro forma basis to 35.0% for the year ended December 31, 2009.

Personnel expenses

The following table sets forth personnel expenses for each of the periods indicated.

	Year ended December 31,
	2009	2008 (pro forma)	2008
	(in million of R$)
Salaries	3,364	3,571	2,253
Social Security	971	944	569
Benefits	749	678	423
Training	88	85	78
Others (1)	339	396	225
Total	5,511	5,674	3,548

 (1)                  Includes the Share-based payments cost. See note 38 to our audited consolidated financial statements.

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

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) in 2009 were R$10.0 billion, a 143.3% or R$5.9 billion increase from R$4.1 billion in the year 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on financial assets (net) in 2009 increased 51.9% compared to R$6.6 billion in 2008, driven by deteriorating economic conditions, including a 0.6% decrease in GDP in 2009 as compared to 2008, and higher unemployment rates.

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

Lease financing

Nonperforming loans in lease financing decreased by R$439 million from December 31, 2008 to December 31, 2009, mainly as a result of the decrease in consumption and an increase in the unemployment rate. Impairment Losses on Other Assets (Net)/Other impairment losses on other assets (net) in 2009 were R$901.0 million, a

R$824.0 million increase from R$77.0 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on other assets (net) in  2009 increased R$816 million compared to R$85 million in 2008.  This increase was mainly due to the R$818 million of impairment losses on contracts for providing banking services.

Gains/losses on disposal of assets not classified as noncurrent assets held for sale

In 2009, we had pre-tax gains of R$3.3 billion in connection with sales of our participations and investment securities on Visanet, Companhia Brasileira de Soluções e Serviços (CBSS), TecBan, Serasa S.A. and BM&FBOVESPA.

Income Tax

Income tax was R$2.6 billion in 2009, a 1,445% or R$2.5 billion increase from R$170 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, income tax in 2009 increased 127% compared to R$1.2 billion in 2008.  Our effective tax rates, in 2009 and 2008 (on a pro forma basis), were 32% and 23%, respectively.  In 2009, the 25% valuation of the real against the dollar generated positive results on the hedge of our net equity of our Cayman Islands branch, and the positive hedge results caused an increase of R$1.2 billion in tax expenses, compared to a reduction of R$732.0 million in 2008.  See “—Other Factors Affecting Financial Condition and Results of Operations—Cayman Offshore Hedging”.  On the other hand, the tax expenses were reduced by R$1.3 billion due to an increase in deductible goodwill amortization, compared to R$418 million in 2008.

Results of Operations by Segment for the Year ended December 31, 2009 Compared to the Year ended December 31, 2008

The following tables present an overview of certain income statement data for each of our operating segments for the year ended December 31, 2009 and 2008.

	For the year ended December 31, 2009
	Commercial Banking	% of Total	Global Wholesale Banking	% of Total	Asset Management and Insurance	% of Total	Total
	(millions of R$, except percentages)
	(condensed income statement)
Net interest income	20,260	91.4%	1,767	8.0%	140	0.6%	22,167
Income from equity instruments	30	100.0%	0	0.0%	0	0.0%	30
Income from companies accounted by the equity method	295	100.0%	0	0.0%	0	0.0%	295
Net fee and commission income	4,970	79.7%	863	13.8%	405	6.5%	6,238
Gains/losses on financial assets and liabilities	1,751	65.7%	859	32.2%	54	2.0%	2,665
Other operating income/(expenses)	(281)	242.4%	(23)	19.4%	188	-161.9%	(116)
Personnel expenses	(4,972)	90.2%	(474)	8.6%	(65)	1.2%	(5,511)
Other administrative expenses	(5,213)	95.9%	(175)	3.2%	(48)	0.9%	(5,436)
Depreciation and amortization of tangible and intangible assets	(1,176)	94.2%	(39)	3.1%	(34)	2.7%	(1,249)
Impairment losses on financial assets (net)	(9,884)	99.2%	(83)	0.8%	0	0.0%	(9,967)
Provisions (net)	(3,390)	97.4%	(45)	1.3%	(46)	1.3%	(3,481)
Impairment losses on nonfinancial assets (net)	(900)	99.8%	0	0.0%	(1)	0.2%	(901)
Other nonfinancial gains/(losses)	3,403	100.0%	0	0.0%	0	0.0%	3,403
Profit (loss) before tax	4,894	60.1%	2,651	32.6%	592	7.3%	8,137

	For the year ended December 31, 2008 (Pro Forma)
	Commercial Banking	% of Total	Global Wholesale Banking	% of Total	Asset Management and Insurance	% of Total	Total
	(millions of R$, except percentages)
	(condensed income statement)
Pro Forma
Net interest income	17,719	92.1%	1,440	7.5%	72	0.4%	19,231
Income from equity instruments	39	100.0%	0	0.0%	0	0.0%	39
Income from companies accounted by the equity method	305	100.0%	0	0.0%	0	0.0%	305
Net fee and commission income	4,866	83.0%	641	10.9%	358	6.1%	5,866
Gains/losses on financial assets and liabilities	(27)	-3.4%	797	102.5%	7	0.9%	777
Other operating income/(expenses)	(8)	11.2%	(66)	88.3%	(0)	0.5%	(75)
Personnel expenses	(4,998)	88.1%	(623)	11.0%	(53)	0.9%	(5,674)
Other administrative expenses	(5,621)	96.0%	(207)	3.5%	(30)	0.5%	(5,858)
Depreciation and amortization of tangible and intangible assets	(1,160)	93.8%	(72)	5.8%	(4)	0.4%	(1,236)
Impairment losses on financial assets (net)	(6,533)	99.4%	(37)	0.6%	0	0.0%	(6,570)
Provisions (net)	(1,631)	95.9%	(38)	2.3%	(32)	1.9%	(1,702)
Impairment losses on nonfinancial assets (net)	(85)	100.0%	0	0.0%	(0)	0.0%	(85)
Other nonfinancial gains/(losses)	54	100.0%	0	0.0%	0	0.0%	54
Profit (loss) before tax	2,919	57.6%	1,835	36.2%	317	6.3%	5,072

	For the year ended December 31, 2008
	Commercial Banking	% of Total	Global Wholesale Banking	% of Total	Asset Management and Insurance	% of Total	Total

			(millions of R$, except percentages)

			(condensed income statement)
Net interest income	10,192	89.1%	1,214	10.6%	33	0.3%	11,439
Income from equity instruments	37	100.0%	-	0.0%	-	0.0%	37
Income from companies accounted by the equity method	112	100.0%	-	0.0%	-	0.0%	112
Net fee and commission income	3,602	84.7%	449	10.6%	202	4.7%	4,253
Gains/losses on financial assets and liabilities (net)	(358)	-188.4%	541	284.7%	7	3.7%	190
Other operating income (expenses)	(22)	36.7%	(38)	63.3%	-	0.0%	(60)
Gross income	13,564	84.9%	2,166	13.6%	242	1.5%	15,972
Personnel expenses	(3,105)	87.5%	(404)	11.4%	(40)	1.1%	(3,549)
Other administrative expenses	(3,485)	95.8%	(130)	3.6%	(22)	0.6%	(3,637)
Depreciation and amortization of tangible and intangible assets	(798)	94.3%	(44)	5.2%	(4)	0.5%	(846)
Provisions (net)	(1,161)	94.3%	(39)	3.2%	(31)	2.5%	(1,231)
Impairment losses on financial assets (net)	(4,076)	99.4%	(23)	0.6%	-	0.0%	(4,099)
Impairment losses on other assets (net)	(77)	100.0%	-	0.0%	-	0.0%	(77)
Other nonfinancial gains (losses)	16	100.0%	-	0.0%	-	0.0%	16
Profit (loss) before tax	878	34.4%	1,526	59.9%	145	5.7%	2,549

The following tables show our results of operations for the year ended December 31, 2009 and 2008 (actual results and on a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008), for each of our operating segments.

	For the year ended December 31,
	2009	2008	2008
	(pro forma)
	(in millions of R$)
Commercial Banking
Net interest income	20,260	17,719	10,192
Income from equity instruments	30	39	37
Income from companies accounted by the equity method	295	305	112
Net fee and commission income	4,970	4,866	3,602
Gains/losses on financial assets and liabilities (net)	1,751	(27)	(358)
Other operating income (expenses)	(281)	(8)	(22)
Gross income	27,026	22,894	13,564
Personnel expenses	(4,972)	(4,998)	(3,105)
Other administrative expenses	(5,213)	(5,621)	(3,485)
Depreciation and amortization of tangible and intangible assets	(1,176)	(1,160)	(798)
Provisions (net)	(3,390)	(1,631)	(1,161)
Impairment losses on financial assets (net)	(9,884)	(6,533)	(4,076)
Impairment losses on other assets (net)	(900)	(85)	(77)
Other nonfinancial gains (losses)	3,403	54	16
Profit (loss) before tax	4,894	2,919	878

	For the year ended December 31,
	2009	2008	2008
	(pro forma)
	(in millions of R$)
Global Wholesale
Net interest income	1,767	1,440	1,214
Income from equity instruments	0	0	0
Income from companies accounted by the equity method	0	0	0
Net fee and commission income	863	641	449
Gains/losses on financial assets and liabilities (net)	859	797	541
Other operating income (expenses)	(23)	(66)	(38)
Gross income	3,467	2,811	2,166
Personnel expenses	(474)	(623)	(404)
Other administrative expenses	(175)	(207)	(130)
Depreciation and amortization of tangible and intangible assets	(39)	(72)	(44)
Provisions (net)	(45)	(38)	(39)
Impairment losses on financial assets (net)	(83)	(37)	(23)
Impairment losses on other assets (net)	0	0	0
Other nonfinancial gains (losses)	0	0	0
Profit (loss) before tax	2,651	1,835	1,526

	For the year ended December 31,
	2009	2008	2008
	(pro forma)
	(in millions of R$)
Asset Management and Insurance
Net interest income	140	72	33
Income from equity instruments	0	0	0
Income from companies accounted by the equity method	0	0	0
Net fee and commission income	405	358	202
Gains/losses on financial assets and liabilities (net)	54	7	7
Other operating income (expenses)	188	(0)	(0)
Gross income	787	437	242
Personnel expenses	(65)	(53)	(40)
Other administrative expenses	(48)	(30)	(22)

For the year ended December 31,
2009	2008	2008
(pro forma)
(in millions of R$)

Depreciation and amortization of tangible and intangible assets	(34)	(4)	(4)
Provisions (net)	(46)	(32)	(31)
Impairment losses on financial assets (net)	0	0	0
Impairment losses on other assets (net)	(1)	(0)	(0)
Other nonfinancial gains (losses)	0	0	0
Profit (loss) before tax	592	317	145

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

Income from Companies Accounted by the Equity Method

Income from companies accounted by the equity method for the Commercial Banking segment in 2009 was R$295 million, a R$183 million increase from R$112 million in 2008.  This increase was mainly due to results of R$126.0 million from ABN AMRO Brasil Dois Participações S.A. related to the sale of Real Capitalização to Santander Seguros.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, income from companies accounted by the equity method for the Commercial Banking segment in 2009 decreased 3% compared to R$305 million in 2008.

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

Gains/(Losses) on Financial Assets and Liabilities

Gains (losses) on financial assets and liabilities (net) for the Commercial Banking segment in 2009 were gains of R$1.8 billion, a R$2.1 billion increase from losses of R$358 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, gains (losses) on financial assets and liabilities (net) for the Commercial Banking segment in 2009 increased R$1.8 billion compared to losses of R$27.0 million in 2008.  These gains were partially offset by losses recorded under exchange differences and resulting from our foreign currency exposure.  The increase in gains principally reflected a R$1.8 billion increase in gains on our Cayman Islands investment hedge, which was offset by an increase in income tax expenses, and a R$126 million increase in proceeds from the sale of long-term investments upon the sale of part of our interests in BM&FBOVESPA in 2008 and 2009.

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

Asset Management and Insurance Segment Consolidated Results of Operations for the Year ended December 31, 2009 Compared to the Year ended December 31, 2008

Summary

Profit before income tax attributed to the Asset Management and Insurance segment in 2009 was R$592 million, a 308% or R$447.0 million increase from R$145 million in 2008.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, profit before income tax attributed to the Asset Management and Insurance segment in 2009 increased 86% compared to R$317 million in 2008.  On August 14, 2009, our shareholders transferred certain Brazilian asset management and insurance companies that were previously owned by Santander Spain to Santander Brasil, through a series of share exchange transactions (incorporações de ações) in order to consolidate all of the Santander Group’s Brazilian insurance and asset management operations into Santander Brasil.  See “Information on the Company—Business Overview—Asset Management and Insurance”.  The results of operations for our Asset Management and Insurance segment include the results of operations of these companies as from June 30, 2009.

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

Personnel Expenses

Personnel expenses for the Asset Management and Insurance segment increased from R$40 million in 2008 to R$65 million in 2009, a 64% or R$25 million increase.  On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, personnel expenses for the Asset Management and Insurance segment in 2009 increased 22% compared to R$53 million in 2008, mainly due to cost synergies from the acquisition of Banco Real.  This increase is mainly due to the incorporation of Asset and Insurance operations at August 2009, partially offset by the cost synergies resulting from the merger of Santander Brasil and Banco Real.

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

New Accounting Pronouncements

Adoption of new standards and interpretations

All standards and interpretations which came into force were adopted by the Bank in 2010. Following are the standards and interpretations applicable to the Bank:

•  Amendments to IFRS 2 : The amendment of IFRS 2 provide additional guidance on the accounting for share-based payment transactions among group entities (incorporating guidance previously contained in IFRIC 11).

•  Revision of IFRS 3 Business Combinations and Amendment to IAS 27 Consolidated and Separate Financial Statements: introduce significant changes in several matters relating to accounting for business combinations, and only applied prospectively. These changes include the following: acquisition costs must be expensed, rather than recognized as an increase in the cost of the business combination; in step acquisitions the acquirer must remeasure at fair value the investment held prior to the date that control is obtained; and there is an option to measure at fair value the non-controlling interests of the acquiree, as opposed to the single current treatment of measuring them as the proportionate share of the fair value of the net assets acquired.

•  IAS 38 Intangible Assets: Amendments to clarify the description of valuation techniques commonly used by entities when measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets.

•  IFRIC 17 Distributions of Non-cash Assets to Owners - The Interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders.

•  IFRIC 18 Transfers of Assets from Customers - The Interpretation addresses the accounting by recipients for transfers of property, plant and equipment from ‘customers’ and concludes that when the item of property, plant and equipment transferred meets the definition of an asset from the perspective of the recipient, the recipient should recognise the asset at its fair value on the date of the transfer, with the credit recognised as revenue in accordance with IAS 18 Revenue.

Improvements to IFRS’ were issued in April 2009. They contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. ‘Improvements to IFRS’ comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2010, with earlier application permitted. The adoption of the above-mentioned standards and interpretations did have not a material effect on the consolidated financial statements taken as a whole.

Standards and interpretations effective subsequent to December 31, 2010

The Bank has not yet adopted the following new or revised IFRS or Interpretations, which have been issued but their effective date is subsequent to the date of these financial statements:

•  IFRS 9 – Financial Instruments: Recognition and Measurement – The main changes of IFRS 9 compared to IAS 39 are:

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

•  Revision to IAS 32: Classification of Rights Issues: otherwise meeting the definition of equity instruments in IAS 32.11 – issued to acquire a fixed number of an entity’s own non-derivative equity instruments for a fixed amount in any currency are classified as equity instruments, provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments.

•  Amendment to IAS 39 – Eligible hedged Items – This amendment provides clarification how to determinate which part can be designated as hedge accounting related to inflation and options.

Improvements to IFRS ‘Improvements to IFRS’ were issued in May 2010. They contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. ‘Improvements to  IFRS’ comprise amendments that result in accounting changes for presentation, recognition  or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2011, with earlier application permitted.

Amendments to IFRS 3 - (1) Measurement of non-controlling interests: Specifies that the option to measure non-controlling interests either at fair value or at the proportionate share of the acquiree’s net identifiable assets at the acquisition date under IFRS 3 applies only to non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation. All other components of non-controlling interests should be measured at their acquisition date fair value, unless another measurement basis is required by IFRS, (2) Un-replaced and voluntary replaced share-based payment awards, specifies that the current requirement to measure awards of the acquirer that replace acquiree share-based payment transactions in accordance with IFRS 2 at the acquisition date (‘market-based measure’) applies also to share-based payment transactions of the acquiree that are not replaced and also specifies that the current requirement to allocate the market-based measure of replacement awards between the consideration transferred for the business combination and post-combination remuneration applies to all replacement awards regardless of whether the acquirer is obliged to replace the awards or does so voluntarily, (3) transitional requirements for contingent consideration from a business combination that occurred before the effective date of IFRS 3, (3) clarifies that IAS 32 Financial Instruments: Presentation, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures do not apply to contingent consideration that arose from business combinations whose acquisition dates preceded the application of IFRS 3.

Amendment to IFRS 7 - clarifications of disclosures: encourages qualitative disclosures in the context of the quantitative disclosure required to help users to form an overall picture of the nature and extent of risks arising from financial instruments.

Amendment to IAS 1 - Clarification of statement of changes in equity: Clarifies that an entity may present the analysis of other comprehensive income by item either in the statement of changes in equity or in the notes to the financial statements.

Amendment to IAS 27 - transitional requirements for consequential amendments as a result IAS 27 (2008): Clarifies that the amendments made to IAS 21 The Effects of Changes in Foreign Rates, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures as a result of IAS 27(2008) should be applied prospectively (with the exception of paragraph 35 of IAS 28 and paragraph 46 of IAS 31, which should be applied retrospectively).

Amendment to IAS 34 - significant events and transactions: emphasises the principle in IAS 34 that the disclosure about significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report. Clarifies how to apply this principle in respect of financial instruments and their fair values.

Amendment to IFRIC 13 - fair value of award credit: clarifies that the ‘fair value’ of award credits should take into account: (1) the amount of discounts or incentives that would otherwise be offered to customers who have not earned award credits from an initial sale; and (2) any expected forfeitures.

• • IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction- This IFRIC has been amended  to remedy an unintended consequence of IFRIC 14 where entities are in some circumstances not permitted to recognise prepayments of minimum funding contributions, as an asset. Entities shall apply this Interpretation prospectively for annual periods beginning on or after January 1, 2011. Management estimates that the application of the amendments of IFRIC 14 will not have a material effect on our financial condition or results of operations.

The Bank does not expect the adoption of the above-mentioned standards and interpretations to have a material effect on the consolidated financial statements taken as a whole, except to IFRS 9, which the Bank is analyzing the impacts from the adoption of this standard.

B.           Liquidity and Capital Resources

In line with the Santander Group’s global funding and capital policies, we primarily fund our operations independently of any of the other entities in the Santander Group.

The Central Bank, through Circular 3515 changed the weighting of risk-weighted assets from 100% to 150% on some operations of long-term credit to individuals. This change will take effect as of July 2011 only on loans made after December 6, 2010, which further increases Brazilian banks’ need for capital. In line with Basel II, the Central Bank plans to adopt the Stressed VaR methodology as of 2012.

Capital

Our capital management is based on conservative principles with strong monitoring of the items that affect our level of solvency. In addition, we maintain minimum levels of capital, above those required by the Central Bank (required – 11%; desirable – 13%).

The following table sets forth our capitalization as of December 31, 2010, 2009 and 2008.

	At December 31, 2010		At December 31, 2009		At December 31, 2008
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions of R$, except percentages)
Tier 1 capital(1)	44,884	19.0%	42,353	20.7%	23,033	10.7%
Tier 2 capital	7,433	3.1%	9,973	4.9%	8,504	4.0%
Tier 1 and 2 capital	52,317	22.1%	52,325	25.6%	31,537	14.7%
Required Regulatory Capital(2)	26,020	N.A.	22,483	N.A.	23,528	N.A.

(1)	Disregarding the effect of the goodwill.

(2)	Includes credit, market and operational risk capital required.

The reduction in capital was result of the growth observed in the credit portfolio and the redeem of  U.S.$500 million perpetual bond issued in the off-shore market and R$1.5 billion of local subordinated debt.

Liquidity / Funding

Our asset and liability management is carried out within defined limits as determined by the Asset and Liability Management Committee, “ALCO”, which operates under guidelines, procedures and limits established by the Santander Group.

Aligned with other Brazilian banks, most of our assets are funded in the local market. Our external foreign-currency bond issuances comprise a small, but increasing, portion of our total liabilities.

For additional information regarding “ALCO” see “Item 11. Quantitative and Qualitative Disclosure about Risk—Credit Risk —Asset and Liability Management Committee”.

Deposits

The following tables present the composition of Santander Brasil’s consolidated funding at the dates indicated.

Deposits	At December 31,
Deposits from the Brazilian Central Bank and credit institutions	2010	2009	2008

Time deposits	28,867	20,838	26,721
Other demand accounts	344	195	66
Repurchase agreements	13,180	164	31
Total	42,391	21,197	26,818
Customer deposits
Current accounts	16,132	15,140	15,298
Savings accounts	30,303	25,216	20,643
Time deposits	68,916	74,634	88,880
Repurchase agreements	52,598	34,450	30,674
Total	167,949	149,440	155,495
Total deposits	210,340	170,637	182,313

	At December 31,
	2010		2009		2008
Short-Term Borrowings	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase
At December 31	65,778	9.8%	34,614	9.9%	30,706	13.6%
Average during year	53,623	10.3%	32,493	11.5%	19,639	12.0%
Maximum month-end balance	68,734	—	37,214	—	31,058	—
Total short-term borrowings at year-end (1)	65,778		34,614		30,706

(1)	Includes in Deposits from the Central Bank and credit institutions and customer deposits.

Deposits from the Central Bank and Credit Institutions

Our balance of deposits from the Central Bank and credit institutions decreased from R$26.8 billion on December 31, 2008 to R$21.2 billion on December 31, 2009 and increased to R$42.3 billion on December 31, 2010, representing 15%, 12% and 20% of total deposits, respectively. The largest variation was observed in the repurchase agreements’ balance, which increased from December 31, 2009 to December 31, 2010. As of April 2010, the reserve requirements must be deposited in cash at Central Bank instead of pledging public bonds.  In order to raise the necessary funding to satisfy the new reserve requirements, the unpledged public bonds were used for repurchase agreements operations. Increases of external loans and onlendings were the main cause of the variation in time deposits in the same period.

Customer Demand Deposits

Our balance of demand deposits (current accounts and other demand deposits) was R$15.3 billion on December 31, 2008, R$15.1 billion on December 31, 2009 and R$16.2 billion on December 31, 2010, representing 8%, 9% and 8% of total deposits, relatively stable.

Customer Savings Deposits

Our customer savings deposits was R$20.6 billion on December 31, 2008, R$25.2 billion on December 31, 2009 and R$30.3 billion on December 31, 2010, representing 11%, 15% and 14% of total deposits, respectively.  The variation from December 31, 2009 to December 31, 2010 is mainly explained by the reduced local interest rate levels in 2010, which reduced the attractiveness of other fixed income investments, fostering a migration to saving accounts. Saving accounts are the most popular investment in Brazil, which makes them the natural saving instrument for the increasing new entrants in the banking system. The increases from December 31, 2007 through December 31, 2009 reflected migration from investment funds towards lower risk bank deposits initially driven by a “flight to quality” (or movement to institutions and investment products perceived as being lower-risk), which continued until the end of 2008,  thereafter, increases were mainly due to the decline in the rates of return on fixed income investments due to the reduction of local interest rates, which caused regular saving accounts to be more attractive to investors.

Customer Time Deposits

Our balance of customer time deposits was R$88.9 billion on December 31, 2008, R$74.6 billion on December 31, 2009 and R$69.0 billion on December 31, 2010, representing 49%, 44% and 33% of total deposits, respectively. The decrease in the total volume of customer’s time deposits in 2010 mainly resulted from our strategy to increase funding from borrowings and repurchase agreements linked to “debentures”.  In 2009 the decrease in time deposits was concentrated among institutional clients in line with the proposal to improve the funding structure, supported by the proceeds from Santander Brasil’s public offering.

Customer Deposits - Repurchase Agreements

We maintain a portfolio of Brazilian public and private liquid debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them.  Due to the short-term (overnight) nature of this funding source, such transactions are volatile, and are composed, generally, of Brazilian public securities.  Securities sold under repurchase agreements increased from R$30.7 billion on December 31, 2008 to R$34.4 billion on December 31, 2009 and R$52.6 billion on December 31, 2010, representing 17%, 20% and 25% of total deposits, respectively. The variation in 2010 was mainly as a result of an increase in funding from repurchase agreements linked to debentures, which are similar to time deposits. The variation from December 31, 2008 to December 31, 2009 was mainly movement of customer funds out of mutual funds and other similar vehicles into lower-risk bank deposits as well as a “flight to quality” as Brazilian customers moved their savings to larger financial institutions.  Excluding the effect of the acquisition of Banco Real, securities sold under repurchase agreements were R$14.4 billion as of December 31, 2008, representing 16% of total funding as of December 31, 2008.

Other Funding

Marketable Debt Securities

As of December 31, 2010, we had R$20.1 billion in funds from issuance of marketable debt securities, representing 8.4% of our total funding. This amount includes (1) R$905 million in Agribusiness Credit Notes (Letra de Crédito do Agronegócio), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, issued exclusively by financial institutions, related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain; (2) R$7.6 billion of Real Estate Credit Notes – LCI related to credit rights originated from real estate transactions; (3) R$3.4 billion in bonds and other securities; (4) R$6.6 billion in Financial Bills; and (5) R$1.6 billion in securitization notes.

In 2010, the Central Bank created a new product called Financial Bill (Letra Financeira) which has been used as a mechanism to develop the long term funding market and can be a very important instrument to develop a secondary bond market (that currently does not exist locally in Brazil). Main features are a minimum tenor of 2 years, minimum denomination of R$300,000 and the issuer being allowed to redeem only 5% of the issued amount.

Subordinated Debt

In December 31, 2010 our subordinated debt included R$9.7 billion in certificates of deposits indexed to CDI and IPCA, a R$1.6 billion decrease from the outstanding volume of subordinated debt on December 31, 2009.

During 2010 we fully redeemed our U.S.$500 million perpetual bond issued in the off-shore market in 2009 and a local subordinated debt of R$1.5 billion, in order to improve the funding structure, in accordance with the strategy described in the use of proceeds of our 2009 public offering.

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

The following table sets forth the maximum potential amount of future payments under credit and financial guarantees.

	At December 31,
	2010	2009	2008
		(millions of R$)
Contingent liabilities
Financial guarantees and other securities	22,122	20,506	24,765
Documentary credits	441	461	640
Total contingent liabilities	22,563	20,967	25,405
Commitments
Loan commitments drawable by third parties	93,472	77,789	68,778
Total commitments	93,472	77,789	68,778
Total	116,035	98,757	94,183

F.           Contractual Obligations

Our contractual obligations at December 31, 2010 are summarized as follows:

	At December 31, 2010
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations		(in millions of R$)

Deposits from credit institutions	42,392	30,520	10,669	525	678
Customer deposits	167,949	101,814	58,599	4,402	3,134
Marketable debt securities	20,087	9,642	7,422	2,482	541
Subordinated liabilities	9,695	–	3,010	1,903	4,782
Total	240,123	141,976	79,700	9,312	9,135

The above table does not reflect amounts that we may have to pay on derivative contracts.  The amounts ultimately payable will depend upon movements in financial markets.  The aggregate fair value of all our derivative contracts at December 31, 2010 was R$378 million, compared to R$702 million in 2009 and (R$2.1) billion in 2008.

In addition, we lease many properties under standard real estate lease contracts, which leases can be canceled at our option and include renewal options and escalation clauses. Total future minimum payments of non-cancelable operating leases as of December 31, 2010 were R$1.4 billion, of which R$436.3 million matures in up to 1 year, R$901.1 million from 1 year to up to 5 years and R$78,8 million after 5 years. Additionally, Santander Brasil has contracts with indeterminate maturities, totaling R$2.7 million monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses for the period were R$455.3 million.

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

In addition to those two administrative bodies, we also have another statutory body, the audit committee, which reports to the board of directors, created and functioning in accordance with the standards of the Central Bank (Resolution No. 3198/04 of the CMN).

Board of Directors

The board of directors is the supervisory board of the Bank as set out in our by-laws and in applicable legislation. The board of directors is responsible for guiding the business of the Bank and its subsidiary and associated companies in Brazil.

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

The board of directors meets regularly four times a year and extraordinarily as often as required.

The current members of the board of directors were appointed at the extraordinary shareholders’ meetings held on September 2, 2009, February 3, 2010 and January 28, 2011, including three independent directors.  The term of the members of the board of directors will expire at the general shareholders’ meeting to be held in the first four months of 2011.

Pursuant to Brazilian Law, the election of each member of the board of directors must be approved by the Central Bank.

As a result of our agreement with BM&FBOVESPA to join the Level 2 segment of BM&FBOVESPA and of our adherence to Regulation Level 2 of the BM&FBOVESPA, our directors have, prior to taking office executed an instrument of adherence to this regulation and our agreement with BM&FBOVESPA.

The following table sets forth the names, positions and dates of birth of the current members of our board of directors:

Name	Position	Date of Birth
Fabio Colletti Barbosa	Chairman	October 3, 1954
Marcial Angel Portela Alvarez	Vice Chairman	March 24, 1945
José Antonio Alvarez Alvarez	Member	January 6, 1960
José Manuel Tejón Borrajo	Member	July 11, 1951
José de Menezes Berenguer Neto	Member	September 10, 1966
José de Paiva Ferreira	Member	March 1, 1959
Celso Clemente Giacometti	Independent Member	October 13, 1943
José Roberto Mendonça de Barros	Independent Member	February 7, 1944
Viviane Senna Lalli	Independent Member	June 14, 1957

Below are biographies of the members of our board of directors.

Fábio Colletti Barbosa.  Mr. Barbosa is Brazilian and was born on October 3, 1954.  He holds a bachelor’s degree in business economics science from Fundação Getúlio Vargas in São Paulo and a MBA from the Institute for Management and Development in Switzerland.  As the chairman of our board of directors , he is responsible for our company’s strategy in Brazil.  Mr. Barbosa has been engaged in the financial market for 23 years.  He was the chairman of the board of directors of Banco Real from 1996 to 2009. Mr. Barbosa joined Banco Real in 1995 as head of corporate banking and finance and, during the period from 1996 to 1998, was in charge of Banco Real’s strategy in Brazil.  Currently, he is also an executive officer of CRV — Distribuidora de Títulos e Valores Mobiliários S.A., chief executive officer and chairman of the board of directors of Santander Seguros S.A., a member of the board of directors of Santander Leasing S.A. - Arrendamento Mercantil, Universia Brasil S.A. and Petróleo Brasileiro S.A.

Marcial Angel Portela Alvarez.  Mr. Portela is Spanish and was born on March 24, 1945. He holds a bachelor’s degree in political science from the Universidad de Madrid in Spain and a master’s degree in sociology from the University of Louvain in Belgium. In September 2009, he was elected as Chairman of the board of directors of Santander , a position that is in addition to his position as General Director of Grupo Santander (Spain). In January  2011, Mr. Portela became vice-chairman of our board of directors, and in February 2011, he was elected our president. Mr. Portela began at Santander Spain in 1999 as the executive vice president responsible for technology, operations, human resources and efficiency programs. He was a member of the board of directors of Banco Santander Mexico S.A. and vice president of Banco Santander Chile S.A. In 1998, he worked for Comunitel, S.A. in Spain and from 1996 to 1997 he served as president of Telefonica International and from 1992 to 1996, he served as member of the board of directors of Telefonica S.A. (Spain). From 1991 to 1996, he served as administrator for Corporación Bancaria España, S.A. —Argentaria and as the chairman of the board of directors of Banco Español de Crédito S.A. Banesto. From 1990 to 1991 he worked for Banco Exterior de España, S.A. in Spain.

José Antonio Alvarez Alvarez.  Mr. Alvarez is Spanish and was born on January 6, 1960.  He holds a bachelor’s degree in business economics science from Universidad Santiago de Compostela in Spain and a MBA from the University of Chicago’s Graduate School of Business.  He started at Santander Spain in 2002 as the head of finance management and in November 2004 was named chief financial officer.  He served as financial director of BBVA (Banco Bilbao Vizcaya Argentaria, S.A.) in Spain from 1999 to 2002 and as financial director of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999.  He was also chief financial officer for Banco

Hipotecario, S.A. in Spain from 1993 to 1995 and vice president of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993.  He was a member of the board of directors of Banco de Crédito Local S.A. from 2000 to 2002 and is a member of the board of directors of Santander Consumer Finance, S.A., the chairman of Santander de Titulización, SGFT, S.A., a member of the board of directors of Bolsa de Mercados Españoles, S.A. (BME) and a member of the board of directors of Santander Global Property, S.L.

José Manuel Tejón Borrajo.  Mr. Tejón is Spanish and was born on July 11, 1951.  He holds a bachelor’s degree in economics from the Universidad Complutense de Madrid in Spain.  He started Santander Spain in 1989 as head of general audit and since 2004 has been responsible for the general audit division and administration control.  Within Grupo Santander, he also serves as the president of the board of directors of Banco de Albacete, S.A., the president of the board of directors of Cantabro Catalana de Inversiones, S.A., a member of the board of directors of Santander Investments, S.A., the vice president of the board of directors of Santander Investments I, S.A., a director of Santander Holding Internacional, S.A., an officer of Santusa Holding, S.L., vice president of the board of directors of Santander Gestión, S.L., president of the board of directors of Administración de Bancos Latinoamericanos Santander, S.L. and president of the board of directors of Grupo Empresarial Santander.

José de Menezes Berenguer Neto.  Mr. Berenguer is Brazilian and was born on September 10, 1966. He graduated in 1989 with a law degree from Pontifícia Universidade Católica in São Paulo. As member of our board of directors and our senior vice-president executive officer, he is the head of the retail marketing distribution channels and retail products area of Santander Brasil, Private & Asset Management. Mr. Berenguer has been engaged in treasury and investment banking for 24 years. He served as a member of the board of the Emerging Markets Traders Association in 1997 and 1998. Mr. Berenguer was a board member of the Stock Exchange of Rio de Janeiro (Bolsa de Valores do Rio de Janeiro) between 2000 and 2002. In 2002 he became a board member of BM&FBOVESPA. He is currently an executive officer of FEBRABAN, the Brazilian Banking Federation. He is brother of André Fernandes Berenguer, one of our officers. He is also an executive officer of CRV - Distribuidora de Títulos e Valores Mobiliários S.A., Aymoré Crédito, Financiamento e Investimento S.A., and chief executive officer of Banco Bandepe S.A. and Santander CHP S.A.

José de Paiva Ferreira.  Mr. Ferreira is Portuguese and was born on March 1, 1959. He holds a degree in business administration from Fundação Getúlio Vargas, a post graduate degree in business from the Fundação Getúlio Vargas and a MBA from the Wharton School of Business. Mr. Ferreira has been engaged in the financial markets for 35 years. He started at Banco Bradesco in 1973 and joined Banco Geral do Comércio S.A. in 1985 as chief assistant of services and served as an executive vice-president/executive officer of Banco Geral do Comércio S.A., Banco Santander Noroeste S.A., Banco Meridional, Banco do Estado de São Paulo S.A. –Banespa, and Santander Brasil. He was also senior vice-president executive officer of Santander Brasil and from 2000 to 2011 head of the retail marketing distribution channels and retail products area of Santander Brasil.

Celso Clemente Giacometti.  Mr. Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in business administration from Faculdade de Economia São Luís and graduated with an accounting sciences degree from Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as an auditor at Citibank. From 1963 to 2001 he worked with Arthur Andersen, becoming a partner in 1974 and CEO of the Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments and TIM Participações. He was also CEO of Souto Vidigal, a holding company and family office from 2004 to 2006. On February 3, 2010 he was elected as an independent member of the board of directors of Santander Brasil. He is currently a statutory member of the board of LLX Logística, of the Fiscal Council and Audit Committee of AMBEV and of the Fiscal Council of CTEEP/ISA – Transmissão Paulista. He is the managing partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders and former board member of IBGC (Instituto Brasileiro de Governança Corporativa).

José Roberto Mendonça de Barros.  Mr. Mendonça is Brazilian and was born on February 7, 1944.  He holds a bachelor’s degree, post-graduate and doctorate degree in economics from the University of São Paulo and a post-doctorate degree in economics from Yale University.  He is currently a member of the board of directors of BM&FBOVESPA and Tecnisa, a member of the advisory board of Pão de Açúcar, of Grupo Estado de São Paulo Media Group, of FEBRABAN and  of Schneider Electric and of Link Partners.  He is also a member of the consulting chamber of the Novo Mercado Project for BM&FBOVESPA.  In September 2009, he was elected as an independent member of the Board of Directors of Santander Brasil.  He was a member of the boards of directors of GP Investments, Fosfertil/Ultrafertil, Varig Participações em Transportes Aéreos, Frigorífico Minerva, Economia da

FIESP, Companhia Energética de São Paulo, ELETROPAULO -Electricidade de São Paulo, CPFL - Companhia Paulista de Força e Luz and COMGAS - Companhia de Gás de São Paulo.

Viviane Senna Lalli.  Ms. Senna is Brazilian and was born on June 14, 1957. She holds a bachelors degree in psychology from the Pontifícia Universidade Católica in São Paulo. From 1981 to 1996, she worked as a psychotherapist of adults and children. In September 2009, she was elected as an independent member of our board of directors. She is also a member of the Brazilian Presidency Board (CDES), the advisory board of FEBRABAN and Citibank Brasil, the board of education of CNI and FIESP, the boards of Institutos Coca-Cola, Energias do Brasil, ADVB e Todos pela Educação and of the orientation and social investment committees of Banco Itaú-Unibanco.

Board of Executive Officers

Our board of executive officers is responsible for the management of our bank.

Since April 27, 2010, and as provided for in our by-laws, our board of executive officers is comprised of a minimum of two members and a maximum of seventy-five members, elected by our board of directors for terms of two years, one of them must be designated as our president, and the others may be appointed as senior vice-president executive officers, vice-president executive officers, investor relations officer, executive officers and officers without specific designation.  Certain of our executive offers are also members of the boards of executive officers and boards of directors of our subsidiaries.

The board of executive officers meets as often as required by the CEO or by the officer designated by him.  The current members of the board of executive officers were elected at the board of directors meetings held on April 28, 2010, December 22, 2010 and March 24, 2011.  The term of the members of the board of executive officers will expire at the first board of directors meeting following the general shareholders’ meeting to be held in the first four months of 2011.  Pursuant to Brazilian Law, an acting officer retains his or her position until he or she is reelected or a successor is elected.

As a result of our agreement with BM&FBOVESPA to join the Level 2 segment of BM&FBOVESPA and of our adherence to Regulation Level 2 of the BM&FBOVESPA, our officers have, prior to taking office executed an instrument of adherence to this regulation and our agreement with BM&FBOVESPA.

The following table sets forth the names, positions and dates of birth of our executive officers:

Name	Position	Date of Birth
Marcial Angel Portela Alvarez(1)	President	March 24, 1945
José de Menezes Berenguer Neto(1)	Senior Vice President Executive Officer	September 10, 1966
Angel Oscar Agallano(1)	Vice President Executive Officer	March 18, 1957
Carlos Alberto López Galán(1)	Vice President Executive Officer	November 6, 1962
Fernando Byington Egydio Martins(1)	Vice President Executive Officer	January 7, 1957
Ignacio Dominguez-Adame Bozzano (1)(4)	Vice President Executive Officer	August 20, 1968
Lilian Maria Ferezim Guimarães(1)	Vice President Executive Officer	August 26, 1960
Marco Antonio Martins de Araújo Filho(1)	Vice President Executive Officer	June 19, 1965
Oscar Rodrigues Herrero(1)	Vice President Executive Officer	October 4, 1971
Pedro Paulo Longuini	Vice President Executive Officer	June 7, 1957
Arnaldo Penteado Laudisio	Executive Officer	August 17, 1963
José Roberto Machado Filho	Executive Officer	August 25, 1968
Luciane Ribeiro	Executive Officer	June 7, 1963
Luís Felix Cardamone Neto	Executive Officer	March 16, 1964
Marcos Matioli de Souza Vieira	Executive Officer	January 4, 1961
Maria Luiza de Oliveira Pinto e Paiva	Executive Officer	July 14, 1963
Pedro Carlos Araújo Coutinho	Executive Officer	April 2, 1966
Wagner Augusto Ferrari	Executive Officer	August 7, 1958
Amancio Acúrcio Gouveia	Officer	March 31, 1963
André Fernandes Berenguer	Officer	January 13, 1968
Antonio Pardo de Santayana Montes	Officer	November 5, 1971
Cassius Schymura	Officer	February 19, 1965

Claudio Almeida Prado	Officer	February 28, 1964
Clovis Hideaki Ikeda(3)	Officer	September 23, 1963
Ede Ilson Viani	Officer	September 5, 1967
Eduardo Müller Borges	Officer	September 12, 1967
Flávio Tavares Valadão	Officer	July 1, 1963
Gilberto Duarte de Abreu Filho	Officer	August 7, 1973
Gustavo Summers Albuquerque	Officer	April 20, 1968
Jamil Habibe Hannouche……….	Officer	June 23, 1960
João Guilherme de Andrade So Consiglio	Officer	December 7, 1968
José Alberto Zamorano Hernandez(2) (4)	Officer	May 9, 1962
Juan Colas de Casso(4)	Officer	August 19, 1961
Luis Alberto Citon	Officer	May 17, 1963
Luis Carlos Guimarães de Carvalho Morais(3)(4)	Officer	June 7, 1966
Luiz Carlos da Silva Cantidio Jr.	Officer	July 11, 1958
Luiz Felipe Taunay Ferreira	Officer	March 18, 1967
Marcelo Malanga	Officer	May 18, 1969
Marcelo Zerbinatti	Officer	February 5, 1974
Marcio Aurelio de Nobrega	Officer	August 23, 1967
Marco André Ferreira da Silva	Officer	December 3, 1965
Marcos Adriano Ferreira Zoni	Officer	December 10, 1964
Maria Eugênia Andrade Lopez Santos	Officer	January 23, 1966
Mauro Siequeroli	Officer	March 24, 1957
Miguel Angel Albero Ocerin(4)	Officer	February 23, 1960
Nilo Sérgio Silveira Carvalho	Officer	February 26, 1961
Ramon Camino Puigcarbó(2) (4)	Officer	February 18, 1962
Ramón Sanchez Díez	Officer	October 29, 1968
Reginaldo Antonio Ribeiro	Officer	May 19, 1969
Roberto Correa Barbuti	Officer	August 26, 1968
Roberto de Oliveira Campos Neto	Officer	June 28, 1969
Ronaldo Yassuyuki Morimoto	Officer	May 5, 1977
Sergio Gonçalves	Officer	August 7, 1956
Ulisses Gomes Guimarães	Officer	March 14, 1971
Wilson Luiz Matar	Officer	November 28, 1958

(1)
Member of the executive committee, which is a non-statutory committee involved in making policy decisions related to business management and operational support, human resources, allocation of capital and major technological, infrastructure and services projects.

(2)	Elected as officer at the board of directors meeting held on December 22, 2010, pending approval by the Central Bank.

(3)	Elected as officer at the board of directors meeting held on March 24, 2011, pending approval by the Central Bank.

(4)	Member whose appointment is subject to obtaining a Brazilian permanent visa, until which time such individual is not authorized to act as an officer of the Bank.

Set forth below are biographies of the members of our board of executive officers.

Marcial Angel Portela Alvarez. See the board of directors biographies.

José de Menezes Berenguer Neto. See the board of directors biographies.

Angel Oscar Agallano. Mr. Agallano is Argentine and was born on March 18, 1957. He holds a degree in senior management from the Escuela de Dirección e Negócios (IAE) of Universidad Austral de Argentina. As our executive vice-president, he is responsible for operations and information technology.  Mr. Agallano has been engaged in the financial markets for 35 years. He started at Santander in Buenos Aires, Argentina in 1986. From 1997 to 2000, Mr. Agallano was a member of the board of directors of Santander in Argentina and from 2002 to 2003 he acted as a member of the Santander Venezuela board. He is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., Santander Brasil Seguros S.A.,  and Santander Capitalização S.A.

Carlos Alberto López Galán.  Mr. Galán is Spanish and was born on November 6, 1962. He holds a bachelor’s degree in business economics science from Universidad Autónoma de Madrid in Spain and a master’s degree in financial markets from Universidad Pontifícia Comillas in Spain. As one of our executive vice-presidents, he has been responsible for the financial area.  He is also the investor relations and chief financial officer. Mr. Galán has been engaged in the financial markets for 22 years. He started at the Santander Group as an analyst in November 1986, and in 1995 he became the controller for Santander Financial Products. From July 1997 to January 1999, he served as vice-president of Santander Investment Mexico. Mr. Galán also served from July 1999 to August 2006 as chief financial officer and operating officer and a board member for the following companies: Santander Brasil, Afore S.S., Gestora S.S., Aseguradora S.A., Casa de Bolsa and Universia. He served as a board member for the Grupo Financeiro Santander Serfin and for the following companies: Altec (actually Isban), Universia, Proaquanima, Banco Santander Serfin, Casa de Bolsa, Afore S.S., Gestora S.S. and Aseguradora S.A. He is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., vice-president officer of Banco Bandepe S.A., executive officer of Santander Administradora de Consórcios Ltda., officer of Santander Leasing S.A. Arrendamento Mercantil, and administrative officer of Norchem Participações e Consultoria S.A. He is also member of the board of directors of Santander Seguros S.A., Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Fernando Byington Egydio Martins. Mr. Martins is Brazilian and was born on January 7, 1957. He holds a degree in business administration from Fundação Armando Alvares Penteado. As an executive vice-president at Santander Brasil, he is responsible for branding, marketing strategies and interactive communications platforms. Mr. Martins has been engaged in the financial markets for 30 years. He has worked  at Banco Itaú S.A. for 10 years (in the International Division for 7 years in London and New York, and in the Investment Banking Division in Brazil for 3 years). He was an executive director at Banco Real for 17 years with responsibilities in Investment Banking and also in the retail branches network and when ABN AMRO bought Banco Real, he was chosen to be the head of marketing. When Santander Brasil bought ABN AMRO 3 years ago, he was promoted to be one of the members of the senior executive board responsible for brand strategy, marketing, customer care and interactive platforms. He is also an executive officer of Santander Administradora de Consórcios Ltda., Banco Bandepe S.A., Aymoré Crédito, Financiamento e Investimento S.A., manager at Santander Brasil Administradora de Consórcio Ltda. and officer of Santander Leasing S.A. Arrendamento Mercantil.

Ignacio Domínguez-Adame Bozzano. Mr. Bozzano is a Spanish citizen and was born on August 20, 1968. He holds a degree in Economics and Business Sciences with specialization in Finance from Universidad Complutense de Madrid. He holds a MBA from the University of Houston. He joined the Santander Group in 1994, initially developing activities in the area of Global Banking & Markets and with teams of M&A, Project Finance and Leverage Finance. From August 2006 to February 2007, he served as a Managing Officer at Banco Santander Central Hispano, SCH Investment (Spain), where he was responsible for the area of structured transactions. From February 2007 to April 2009 he served as a Managing Officer at Banco Santander Central Hispano. Currently he is responsible for the area of Credit Markets, responsible for all products related to the debt and capital markets (project financing, LBOs, acquisition financing, securities issues, etc.). From 1991 to 1992, he worked in the Department of investment analysis of Dragados y Construcciones S.A. (Spain). As one of our executive vice-presidents, he is responsible for our global wholesale banking operations, including Global Banking & Markets.

Lilian Maria Ferezim Guimarães. Ms. Guimarães is Brazilian and was born on August 26, 1960. She holds a degree in business administration from Fundação Getulio Vargas, a specialization degree in human resources also from Fundação Getulio Vargas and a specialization degree in business administration from Fundação Dom Cabral. She also has a graduate degree in Hotel Administration from Senac-SP. As one of our executive vice-presidents, she is responsible for the development and implementation of human resources policies. Ms. Guimarães has been engaged in the human resources area for 27 years. She was an analyst of employee compensation for Unibanco - União de Bancos Brasileiros S.A. from 1984 through 1986, a compensation manager for Citibank S.A. from 1986 through 1991, a bank industry consultant of Hay do Brasil Consultores Ltda. from 1991 through 1993, a senior manager of human resources development of Banco Nacional S.A. from 1993 through 1995, a human resources officer for Banco Inter-Atlântico from 1996 through 1997, a human resources officer of Origin Brasil from 1997 through 2000 and the human resources officer of Banco Real from 2000 to 2006.

Marco Antonio Martins de Araújo Filho.  Mr. Araújo is Brazilian and was born on June 19, 1965. He holds a law degree from Universidade de Brasília and LLM in international business and trade law from Fordham University in New York. He is licensed to practice law in Brazil (since 1988) and in the State of New York (since 1993). Mr. Araújo has been engaged in the legal area for more than 20 years. As one of our executive vice-

presidents, he is in charge of our corporate affairs department, which includes the legal, compliance, GPS, Gestão & Santander Acionista. He was a partner of Araújo & Castro Advogados in 1988, a parliamentary advisor from 1989 to 1991 and a senior lawyer for Banco Itaú BBA S.A. from 1994 to 2003. He joined ABN AMRO in 2003, and was ABN AMRO’s Latin America General Counsel and an executive officer of Banco Real, covering eight countries in Latin America, including Brazil. In 2007, the Brazilian Minister of Finance appointed Mr. Araújo as a council member to the Brazilian Financial System Administrative Court of Appeals, or “CRSFN”, where he currently holds the Vice President chair.

Oscar Rodriguez Herrero.  Mr. Rodriguez is Spanish and was born on October 4, 1971. He holds a bachelor’s degree in business administration from the Colégio Universitário de Estúdios Financieros in Madrid, Spain and a MBA from Northwestern University’s Kellogg School of Management in Chicago, Illinois. As one of our executive vice-presidents, he is the head of our risk management area. Mr. Rodriguez has been engaged in the financial markets for 15 years. He served as an analyst of credit risk of Santander Investment in Spain from 1994 to 1998. He was a consultant at McKinsey & Co in the United States and Spain from 2000 to 2004. Mr. Rodriguez also served as credit risk officer of the wholesale banking and corporate areas of Santander Brasil from 2004 to 2006. Currently, he is an executive officer of Aymoré Crédito, Financiamento e Investimento S.A. and Banco Bandepe S.A. He is also member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Pedro Paulo Longuini.  Mr. Longuini is Brazilian and was born on June 7, 1957. He holds a degree in mechanical engineering from Instituto Tecnológico de Aeronáutica. Mr. Longuini has been engaged in the financial markets for 25 years. He was a vice-president of Citibank S.A. from 1985 through 1996. Mr. Longuini joined Banco Real in 1996 as controller and in 1999 became the executive officer of operations and financial control. Mr. Longuini was vice-president of Banco Real from 2003 to 2009. He is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Capitalização S.A., and Norchem Participações e Consultoria S.A., officer of CRV - Distribuidora de Títulos e Valores Mobiliários, chief executive officer of Santander Leasing S.A. Arrendamento Mercantil and Santander Advisory Services S.A., and administrator of Santander Brasil Administradora de Consórcio Ltda. He is also member of the board of directors of Santander Seguros S.A., Santander Leasing S.A. Arrendamento Mercantil, Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Arnaldo Penteado Laudisio.  Mr. Laudisio is Brazilian and was born on August 17, 1963. He received a law degree from the Universidade de São Paulo in 1985 and a master’s degree from Universidade de São Paulo in 1996. He received a post-graduate degree from Universidade de Paris II in 1991. Mr. Laudisio has been engaged in the legal area for 25 years. He was the attorney for the city of São Paulo from 1988 to 1992, a federal judge at São Paulo’s Federal Court from 1992 to 2000 and a partner of Lefosse Advogados (Linklaters Brasil) from 2000 to 2006. He started at Santander Brasil in 2006 as Legal Executive Superintendent. As executive officer he acts as legal officer of the Litigation area since November 2008. Currently, he is also an executive officer of Santander Administradora de Consórcios Ltda, and responsible for the ombudsman office of Santander Brasil. He is currently the responsible of the Legal Group of FEBRABAN (Federação Brasileira de Bancos) and Felaban (Federacion Latinoamericana de Bancos).

José Roberto Machado Filho.  Mr. Machado is Brazilian and was born on August 25, 1968. He holds  a degree in electrical engineering from Faculdade de Engenharia Industrial (FEI) in São Paulo and has a master’s degree in business, economics and finance from Universidade de São Paulo. As one of our executive officers, he is responsible for real estate finance and mortgage credit. Mr. Machado has been engaged in the treasury business for 17 years. He was an engineer for Keumkang Limited from 1990 through 1991, a foreign exchange manager from 1992 through 1995 and a manager of emerging markets trading desk from 1992 through 1996 of Banco CCF Brasil S.A. He was also an executive officer of Banco Rabobank Internacional Brasil S.A. from 1998 through 2003 and was an executive officer of Banco Real from 2003 to 2009. Currently, he is an executive officer of Banco Bandepe S.A., Webmotors S.A. and CRV - Distribuidora de Títulos e Valores Mobiliários. He is also vice-president of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP and a member of the board of directors of Companhia Brasileira de Securitização - Cibrasec.

Luciane Ribeiro.  Ms. Ribeiro is Brazilian and was born on June 7, 1963. She holds a degree in economics from Fundação Armando Alvares Penteado. As one of our executive officers, she is currently responsible for Santander Brasil Asset Management operations. Ms. Ribeiro has been engaged in the financial markets for 28 years. She started at BankBoston in 1983. In 1985, she moved to Banco Safra where spent more than 20 years as wealth manager of shareholder assets and in 2002 was elected Executive Director for the Asset Management Unit. In 2006, Ms. Ribeiro became CEO for Latin America of ABN AMRO Asset Management. Ms. Ribeiro was chosen to assume the position of CEO of Santander Brasil Asset Management DTVM S.A. in 2008, where she was responsible for the integration of Asset Management Unitsof Banco Real and Santander Brasil. Ms. Ribeiro also coordinates ANBIMA’s Data Base Commission and Investment Funds Commission and is the president of the Ethical Fund Board.

Luis Felix Cardamone Neto.  Mr. Cardamone is Brazilian and was born on March 16, 1964. He studied business administration at Fundação Lusíadas - Faculdade de Administração de Empresas de Santos. As one of our executive officers, he is responsible for the consumer financing area. Mr. Cardamone has been engaged in the financial markets for 27 years. He was a sales assistant of Banco Antônio de Queiroz from 1982 through 1985, manager of Banco Comind in 1985, chief in administration services and manager of Banco Itaú S.A. from 1985 through 1987, and worked at Banco Real from 1988 to 2009. Currently, he is also a chief executive officer of Aymoré Crédito, Financiamento e Investimento S.A., and Webmotors S.A., officer of institutional relations and member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil and executive officer of Santander Administradora de Consórcio Ltda., Santander Brasil Administradora de Consórcio Ltda. and  Banco Bandepe S.A.

Marcos Matioli de Souza Vieira.  Mr. Vieira is Brazilian and was born on January 4, 1961. He holds a degree in business administration from Fundação Getúlio Vargas. As one of our executive officers, he is responsible for corporate development and private equity. Mr. Vieira has been engaged in the financial markets for 26 years. He was an analyst for Banco Chase Manhattan from 1983 to 1986 and a finance manager of L.E. Ind. e Com Ltda. from 1986 to 1987. He started as a credit manager for Banco Real in 1988 and was an executive officer of Banco Real from 1998 to 2009. Currently, he is also an executive officer of CRV Distribuidora de Títulos e Valores Mobiliários and Santander Brasil Administradora de Consórcio Ltda. He is also member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil and Tecnologia Bancária S.A.

Maria Luiza de Oliveira Pinto e Paiva.  Ms. Paiva is Brazilian and was born on July 14, 1963. She holds a degree in psychology from Pontifícia Universidade Católica in São Paulo and a degree in human resources from the University of Michigan. As one of our executive officers, she is responsible for the creation of our sustainable development area and the implementation of the sustainability concept throughout the organization. Ms. Paiva has been engaged in the sustainability area for more than 8 years. She is the vice-chairman of Integrare’s Advisory Council since November 2010 and a member of the Carbon Disclosure Project (CDP) - South America’s Technical Advisory Council  since December 2010. She was the human resources manager for Banco Nacional S.A. from 1981 to 1994 and for Banco Real in the Regional Office for Latin America and the Caribbean and head of the Global Human Resources Department in the Commercial and Consumer clients business in ABN AMRO Bank, NV.

Pedro Carlos Araújo Coutinho.  Mr. Coutinho is Brazilian and was born on April 2, 1966. He holds a degree in business administration from Instituto Superior de Ciências, Letras e Artes de Três Corações - INCOR - MG, a postgraduate degree in financial administration from Fundação Dom Cabral and a MBA with a focus on marketing from Instituto de Ensino e Pesquisa - INSPER. As one of our executive officers, he is responsible for the points of sale of Santander Brasil. Mr. Coutinho has been engaged in the financial markets for 25 years. He was responsible for the small- and medium-sized companies segment in Banco Nacional S.A. from 1983 to 1995, was a retail manager of Unibanco S.A. from 1995 to 1997 and has been an executive officer of Santander Brasil since 1997.

Wagner Augusto Ferrari.  Mr. Ferrari is Brazilian and was born on August 7, 1958. He holds a degree in business administration from Instituto Amador Aguiar - Osasco and a MBA from Instituto de Ensino e Pesquisa - INSPER. As one of our executive officers, he is responsible for south branch retail area. Mr. Ferrari has been engaged in the financial markets for 27 years. He was the purchase manager for Construtora Gavião Monteiro from 1981 to 1982 and executive officer of Banco Real from 1983 to 2009.

Amancio Acúrcio Gouveia.  Mr. Gouveia is Brazilian and was born on March 31, 1963. He holds a degree in accounting from Universidade Santa Úrsula. As one of our officers, he supervises accounting management. Mr. Gouveia has been engaged in the area of accounting for financial institutions for 23 years. He was an audit manager for KPMG until 1991, accounting manager of Unibanco - União de Bancos Brasileiros S.A. from 1991 to 1999, supervisory manager of BankBoston Banco Múltiplo S.A. from 1999 to 2001 and has been an accounting controlling manager of the Santander Group since 2001. Currently, he is also an executive officer of Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Capitalização S.A., Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A. and administrator of Santander Brasil Administradora de Consórcio Ltda. He is also member of the Fiscal Council of Companhia Energética de São Paulo.

André Fernandes Berenguer.  Mr. Berenguer is Brazilian and was born on January 13, 1968. He holds a degree in business administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas. As our officer, he is responsible for Global Transaction Banking. Mr. Berenguer has been engaged in the financial markets for over 20 years. He was the treasurer of Companhia Brasileira de Projetos e Obras CBPO - Grupo Odebrecht from 1988 through 1992, financial manager of Tenenge S.A. - Grupo Odebrecht from 1993 through 1996, relationship manager of Banco BBA Creditanstalt S.A. from 1996 through 2000, senior manager of BBA Securities Corp., NY from 2000 through 2001, Officer of ING Wholesale Bank and has been at Santander Brasil since 2007. He is brother of José de Menezes Berenguer Neto.

Antonio Pardo de Santayana Montes. Mr. Pardo de Santayana is Spanish and was born on November 5, 1971. He holds a degree in economics and a law degree from Universidade Pontifícia Comillas in Icade. As one of our officers, he is responsible for risk approval in Wholesale Business and funding, as well as for the development of policies, systems, methods and risk control. Mr. Pardo de Santayana has been engaged in the finance area for 15 years. He was a consultant of PricewaterhouseCoopers from 1995 to 1998, senior risk analyst for Santander Central Hispano/Santander Investment from 1998 to 2000, senior manager of Monitor Company from 2000 to 2005 and returned to Santander Group in 2005. Since then and until joining Santander Brasil in 2009, he worked in the Wholesale Risk Area as Deputy Head and was seconded to ABN AMRO in the de-merger process after its acquisition.

Cassius Schymura.  Mr. Schymura is Brazilian and was born on February 19, 1965. He holds a degree in electrical engineering from Pontifícia Universidade Católica in Rio de Janeiro and a master’s in business administration from Fundação Dom Cabral. As one of our officers, he is responsible for the products, payment and credit cards areas. Mr. Schymura has been engaged in the financial products area for 20 years. He was the investment products manager for Banco Nacional S.A. from 1989 to 1991, products and marketing manager of Cardway Processamento from 1991 to 1994, products manager of Cartão Nacional from 1994 to 1996, marketing and products supervisory manager of Unicard Banco Múltiplo S.A. from 1996 to 1999, senior associate of Booz Allen & Hamilton in 1999, a board member and the president officer of Idéiasnet S.A. from 2000 to 2001, the general manager of SOFTCORP from 2001 to 2004 and has been with the Santander Group since 2004. Currently, he is also chairman of the board of directors of Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima.

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

Clovis Hideaki Ikeda. Mr. Ikeda is Brazilian and was born on September 23, 1963. He holds a degree in business administration from Universidade de São Paulo. As one of our officers, Mr. Ikeda is responsible for large corporate clients in building, infrastructure, real estate, logistics and agribusiness. Mr. Ikeda has been engaged in investment banking for 22 years. From January 1989 to October 1992, he served as corporate relationship manager of Citibank S.A., in charge of the origination and structuring of commercial and investment banking operations. From October 1992 to April 1993, he also served as corporate relationship manager of Banco Norchem S.A.  From April 1993 to February 1996, he served as corporate finance manager of Banco ING Barings and joined Santander Brasil in March 1996, serving as manager for corporate clients’ relationship, executive manager for corporate clients’ relationship, executive manager for Brazil´s trade finance and managing director of Brazil´s global transaction banking.

Ede Ilson Viani.  Mr. Viani is Brazilian and has Italian citizenship. He was born on September 5, 1967, holds a degree in accounting and a MBA from Instituto de Ensino e Pesquisa - INSPER.  Mr. Viani has been engaged in the financial markets for 26 years. He was an auditor of Banco Itaú S.A. from 1986 to 1990, when he started as a senior auditor of BankBoston S.A. He worked for 17 years at Bank Boston acting subsequently as Credit Risk Officer for medium, corporate and large corporate companies, Managing Director for Lending Products and Managing Director for SME Business Banking.  He joined Santander Brasil in 2007 as Director for Small Business Banking and has been responsible for Retail Banking Risk Management since July 2010.

Eduardo Müller Borges Mr. Borges is Brazilian and was born on September 12, 1967. He holds a degree in business administration from Pontifícia Universidade Católica. As one of our officers, he is responsible for the Credit Markets area within the Global Banking and Markets division of Santander Brasil. Mr. Borges has been engaged in the local and international financial markets for 18 years. He was an international trade manager and then an international capital markets senior manager of the First National Bank of Boston, São Paulo from 1993 to 1996, vice-president in emerging markets syndicated loans of BancBoston Robertson Stephens Inc. in Boston, Massachusetts from 1996 to 1999, officer of BankBoston Banco Múltiplo S.A. from 1999 to 2000, capital markets vice-president of Banco JP Morgan S.A. from 2000 to 2002, capital markets vice-president of Santander Brasil from 2002 to 2004, officer of ING Bank N.V. São Paulo from 2004 to 2005 and has been working at Santander Brasil again since 2005. Currently he is also member of the board of directors of Estruturadora Brasileira de Projetos S.A.

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

Jamil Habibe Hannouche. Mr. Hannouche is Brazilian and was born on June 23, 1960. He holds a degree in mechanical engineering from Universidade Mogi da Cruzes - UMC, a specialization degree in finance and a MBA from Instituto de Ensino e Pesquisa - INSPER. As one of our officers, he is responsible for the universities area and the retail segment. Mr. Hannouche has been engaged in the financial markets for 25 years. He was a sales officer for Banco Nacional S.A. from 1983 to 1995, retail officer of Unibanco - União de Bancos Brasileiros S.A. from 1997 to 2000 and has worked in the universities sector of Santander Brasil since 2007.

João Guilherme de Andrade Só Consiglio.  Mr. Consiglio is Brazilian and Italian and was born on December 7, 1968. He holds a degree in economics from Universidade de São Paulo and a Post Laurea from Universitá Degli Studi di Genova, Italy, Facoltá di Economia e Commercio. As one of our officers, he is currently responsible for the Commercial Banking (Empresas segment). Mr. Consiglio has been engaged in the financial markets for 16 years. He was an economist at Bunge (Serfina S.A. Adm. e Participações) from 1990 to 1994, a manager of the economics department of Santista Corretora S.A. CVM from 1994 to 1995 and has been at Santander Brasil/Banco Real since 1995, where he started as corporate banking manager, then assumed corporate development and private equity functions until 2005, when he became responsible for product management and development for the whole bank in Brazil. He became Head of Global Transaction Products in Brazil in 2008, and in 2010 assumed his current responsibilities. He served as a member of the board of directors at CBSS (Visa Vale) until 2008,  member of the board of directors of Câmara Interbancária de Pagamentos - CIP and member of the Conselho Superior of FUNCEX until 2010.

José Alberto Zamorano Hernandez. Mr. Zamorano is Spanish and was born on May 9, 1962. He received a degree in business studies from Complutense de Madrid. Mr. Zamorano has worked  in the audit area for 15 years. Mr. Zanorano began his career in Santander Spain as manager of the internal audit area from 1995 to 2002, where he was responsible for the credit risk audit in regional units of Galícia, Alicante and Castilla La Mancha. From 2002 to 2005, Mr. Zamorano was superintendent of internal audit in Santander Brasil and executive officer of internal audit in Grupo Financeiro Santander México. As one of our officers, Mr. Zamorano will be responsible for our internal audit area.

Juan Colas de Casso. Mr. Colas is Spanish and was born on August 19, 1961. He graduated in civil engineering at Escola Politécnica Madrid, Spain and holds a master’s degree from University of San Diego. From 1987 to 1997, he worked at Citibank N.A., Madrid, Spain, where served as customer FX trader, derivatives trader and derivatives head. From 1997 to 1999, he worked at Citibank N.A., in Buenos Aires, Argentina, where he served as derivatives head, in charge of structuring and sales of derivative products to corporate clients and Argentine institutions. From 2000 to 2003, he worked at Citibank N.A., New York where he served as head for rate sales for Latin America and was responsible for the rate products distribution to corporate and Latin American clients. From 2003 to 2009, he worked at Santander Spain, where he served as global head for rate sales, being responsible for rate products distribution to institutional corporate in Europe and Latin America.  Since January 2010, Mr. Colas has worked at Santander Brasil as Senior Executive Superintendent responsible for rate products sales to corporate, institutional and retail clients.

Luis Alberto Citon. Mr. Citon is Argentine and was born on May 17, 1963. He graduated in Business Administration at Universidad de Buenos Aires, Argentina and holds a master’s degree in Finance from Universidad del Centro de Estudios Macroeconómicos de Argentina. As a Senior Executive Superintendent in the area of Control and Risk Methodology, he is responsible for control of market risks and structural risks (interest, liquidity, sovereign and cross border). He has been working in the financial markets for 26 years, with experience in the Argentine and Brazilian markets. He joined Banco Rio (Argentina) in 1984, where he served as operator of the Money Market Desk and in the Financial Planning area. He created the Market Risks area and participated in the integration with Santander Brasil in 1997. In 2002, he was transferred to Brazil to be in charge of the area of Market and Counterparty Risks. Subsequently, he incorporated the areas of Methodology (market and credit), Risk Systems and Economic Results. In 2008, he participated in the integration of the functions and systems with Banco Real.

Luis Carlos Guimarães de Carvalho Morais. Mr. Morais is Portuguese and was born on June 7, 1966. As one of our officers, he is in charge of the supply area. Mr. Morais has been engaged in the patrimony and sourcing areas for 22 years. From July 1989 to April 1997 we has responsible for the patrimony division of Banco de Comércio e Indústria, S.A. Mr. Morais joined Santander Brasil in April 1997, and until October 1994 was in charge of the sourcing area of Santander Totta. He served as officer of the sourcing, transporting and communication areas until October 2008, when he became officer of the management expenditures area.

Luiz Carlos da Silva Cantidio Jr. Mr. da Silva is Brazilian and was born on July 11, 1958. He holds a bachelor’s degree in Business Administration from CCNY - City College of New York - Baruch College. He joined the Santander Group in 1997 as an Officer of the International area. By mid-1999, he became Vice-president, responsible for the commercial area of Wholesale Bank, and in recent years, for Corporate & Investment Banking. Since January 2009, he is responsible for the area of Equity Investments. At Santander Brasil he held statutory positions in the following companies: Banco Santander Brasil S.A., Banco Santander S.A., Banco Santander Noroeste S.A., Banco do Estado de São Paulo S.A. - Banespa, Bozano, Simonsen S.A. Distribuidora de Títulos e Valores Mobiliários, Isban Brasil S.A., Agropecuária Tapirapé S.A., Norchem Leasing S.A. - Arrendamento Mercantil, Produban Serviços de Informática S.A., Santander Administradora de Consórcios Ltda., Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda., Santander Banespa Companhia de Arrendamento Mercantil, Santander Banespa S.A. Arrendamento Mercantil, Santander Brasil Arrendamento Mercantil S.A., Santander S.A. Corretora de Câmbio e Valores Mobiliários, Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros, Santander Brasil Seguros S.A., Santander Capitalização S.A., Santander Investimentos em Participações S.A., Santander Seguros S.A., and Santander Brasil as a member of the board of directors from August 31, 2006 to November 26, 2009. From 1995 to 1997 he served as an Officer at Banco Chase Manhattan S.A. From 1993 to 1995, he held the position of Officer at Banco Norchem S.A., responsible for International area. From 1988 to 1993 he served as a Chief Financial Officer at Confab Industrial S.A. From 1984 to 1988 he worked at Citibank,

N.A., as a manager responsible for structured business. He also serves as a member of the board of directors at Corporación Sidenor S.A. (España), Madeira Energia S.A. - MESA, WTorre Empreendimentos Imobiliários S/A, Transmissora Aliança de Energia Elétrica S.A. - TAESA e Transmissora Alterosa de Energia S.A.

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

Marcelo Malanga. Mr. Malanga is Brazilian and was born on May 18, 1969. He holds a bachelor’s degree in Business Administration from Universidade Bandeirantes de São Paulo, and a master’s degree in Finance and Accounting from Pontifícia Universidade Católica - PUC SP. As Officer of Credit Recovery since 2009, he is responsible for strategy and management of the collection of all the assets of Santander Group in Brazil. He has been working in the financial markets for 23 years. He served as the Division Manager of Banco do Brasil S.A. from 1987 to 2001.  Mr. Malanga worked for the government of São Paulo from 1995 to 1998, and from 1998 to 2001 he was responsible for strategy in the business of Governments in Brasilia, acting as manager of PROEX. When he joined Santander Brasil in 2001, he was responsible for creating the business relationship with the state and local government until 2004. From 2006 to 2009, he served as a Superintendent responsible for the management and administration of all the branches of Santander in the State of Rio de Janeiro.

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

Marco André Ferreira da Silva. Mr. Ferreira is Brazilian and was born on December 3, 1965. He holds a bachelor’s degree in Psychology from Organização Santamarense de Ensino de São Paulo, holds a MBA degree from the School of Economics and Business Administration at USP, a master’s degree in Business Administration from Pontifícia Universidade Católica de São Paulo and is pursuing a doctorate degree in Business Administration from Mackenzie São Paulo. As an officer, he is responsible for managing the areas of Education and Organizational Development of Santander Brasil. He has been working in the financial markets for 20 years. He served as a Senior Superintendent of Human Resources of Banco Real, which he joined in 1991 as Senior Consultant of Human Resources with professional experience in São Paulo, Chicago and Amsterdam, serving the areas of Education and Leadership Development.

Marcos Adriano Ferreira Zoni.  Mr. Zoni is Brazilian and was born on December 10, 1964. He holds a degree in public administration from Unisul - Universidade do Sul de Santa Catarina and business administration from Universidade Federal Fluminense. He also holds an International MBA (AMP) from IESE (Navarra University). As one of our officers, he is responsible for the shareholders area and Performance Management. Mr. Zoni has been engaged in the financial markets for 24 years. He was an intern, analyst and financial manager at Banco Nacional S.A. from 1987 to 1995, Chief Financial Officer of the technology area at Unibanco - União de Bancos Brasileiros S.A. from 1995 to 1997 and Cost and Financial Manager at ABN AMRO from 1997 to 2008.

Maria Eugênia Andrade Lopez Santos. Ms. Santos is Brazilian and Spanish and was born on January 23, 1966. She holds a degree in economics from Universidade da Bahia and a postgraduate degree from Fundação Getúlio Vargas. As one of our officers, she is responsible for relationships with multinational clients in Brazil. Ms. Santos has been engaged in the corporate area for 18 years. She is also an executive officer of Santander Advisory Services S.A.

Mauro Siequeroli. Mr. Siequeroli is Brazilian and was born on March 24, 1957. He holds a degree in business administration from Fundação Getúlio Vargas and a postgraduate degree in industrial resources and general administration also from Fundação Getúlio Vargas. As one of our officers, he is responsible for services and operations. Mr. Siequeroli has been engaged in the back-office for 19 years. He was an operations officer for Banco Crefisul S.A. from 1985 through 1994, a products officer for Banco BMC from 1995 to 1998, the operations officer for Banco Bandeirantes S.A. from 1999 to 2000 and joined Santander Brasil in 2001. Currently, he is also an executive officer of Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros.

Miguel Angel Albero Ocerin. Mr. Albero is Spanish and was born on February 23, 1960. He graduated in Economics Sciences and Business Administration and holds a master’s degree in Financial Markets from Centro Internacional Carlos V (UAM). During his career he has developed management activities in the management of financial resources and human capital in sectors of financial intermediation, asset management, product structuring, business development, development of financial markets and customer relationships. Most of his professional activity has been developed at Grupo CM Capítal Markets (ABN AMRO Group), where he held different executive positions in the companies of the group. He has been part of Santander Group since 2007, responsible for the area of Capital Structuring (GB&M), which includes the promotion of renewable energy projects, energy efficiency and carbon financing. Since 2009, he has been Head of Asset & Capital Structuring in Brazil.

Nilo Sérgio Silveira Carvalho. Mr. Carvalho is Brazilian and was born on February 26, 1961. He holds a degree in business administration from UniSantos - Universidade Católica de Santos and a MBA from Fundação Getúlio Vargas and Moroco Associados. As one of our officers, he is responsible for the retail individual customer area. Mr. Carvalho has been engaged in the financial markets for 25 years. He was a products officer for Unibanco - União de Bancos Brasileiros S.A. from 1994 to 1998, retail and technology officer for Santander Brasil from 1998 to 2004, executive officer of Medial Saúde S.A. from 2004 to 2008 and our retail officer since 2008. Currently, he is also an executive officer of Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., and Santander Capitalização S.A., and officer of Santander Brasil Administradora de Consórcio S.A.

Ramon Camino Puigcarbó. Mr. Camino is Spanish and was born on February 18, 1962. He graduated in Business Administration at School of Economics, at Complutense de Madrid. As an officer, he is responsible for the business strategy of legal entities of Retail. He has been working in the financial markets for 22 years. He served as an expert consultant for the banking business of legal entity from 2004 to 2010, primarily working in the financial markets of Brazil and Mexico. Previously he developed his professional career at Santander Group, which he joined in 1999, and in the Tokyo branch of Banesto, where he held various positions. He served as an Executive Vice-president of Risks at Santander Brasil in 2003. At Banesto, a bank of Santander Group in Spain, he served as a Deputy General Officer, responsible for the business of legal entity of Retail from 1998 to 2000, Deputy General Officer of Retail Risks from 1996 to 1998 and Officer of Risks of Banco Shaw (Banesto Group) in Argentina from 1993 to 1995.

Ramón Sanchez Díez. Mr. Díez is Spanish and was born on October 29, 1968. He holds a degree in economics from Universidad Autónoma de Madrid. As one of our officers, he is responsible for our retail banking operations. He served as a financial analyst for Banco Santander’s New York branch from 1992 to 1997 and as an officer for strategy and analysis for Latin American banks at Santander Brasil from 1997 to 2003. He was an officer for strategy and investor relations for Santander Brasil from 2004 to 2006.

Reginaldo Antonio Ribeiro. Mr. Ribeiro is Brazilian and was born on May 19, 1969. He holds a degree in economics from Universidade Estadual de Campinas, an accounting degree from Universidade Paulista and a MBA from FIPECAFI (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras), Universidade de São Paulo. As one of our officers, he is responsible for tax issues, tax planning strategies and corporate restructuring processes. Mr. Ribeiro has been engaged in the tax area for 21 years. He served as a manager for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1990 to 2001. He was also a member of the fiscal counsel of Companhia Energética de São Paulo and AES TIETÊ from 2002 to 2006. He is an executive superintendent of Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros, chief executive officer of REB Empreendimentos e Administradora de Bens S,A, and executive officer of Aquanima Brasil Ltda.

Roberto Correa Barbuti. Mr. Barbuti is Brazilian and was born on August 26, 1968. He holds a degree in business administration from Fundação Getulio Vargas, a law degree from Universidade de São Paulo and a MBA from Insead. As one of our officers, he is responsible for the equities division, which encompasses equity capital markets, cash equities, exchange traded derivatives, equity derivatives and custody. Mr. Barbuti has been working with Santander Brasil since February 2007, initially as the Head of Corporate Finance. He worked for ten years in investment banking with the UBS Group (1997-2007), private equity with International Venture Partners (1995-97), M&A with Banco Patrimônio (1992-94) and strategic business consultancy with McKinsey (1990-92). Currently, he is also an executive officer of Banco Bandepe S.A. and officer of CRV-Distribuidora de Títulos e Valores Mobiliários and Santander CHP S.A.

Roberto de Oliveira Campos Neto. Mr. Neto is Brazilian and was born on June 28, 1969. He holds a bachelor’s degree in Economics and post graduate in Economics with specialization in Finance from the University of California, Los Angeles (UCLA) and holds a master’s degree in Applied Mathematics from Caltech. He worked at Banco Bozano Simonsen from 1996 to 1999, where he served as Operator of Derivatives of Interest and Foreign Exchange (1996), Operator of External Debt (1997), Operator of the area of Stock Exchange (1998) and Head of Area of International Fixed Income (1999). From 2000 to 2003, he worked as Head of International Area and Fixed Income at Santander Brasil. In 2006 he served as Portfolio Manager of Claritas. He joined in 2004 to serve as Operator. Currently, he is responsible for the Treasury and areas of proprietary trading, local and international market making, funding, correspondent banking, quantitative area and business development.

Ronaldo Yassuyuki Morimoto. Mr. Morimoto is Brazilian and was born on May 5, 1977. He holds a bachelor degree in Economics from School of Economics, at Universidade de São Paulo. He has been responsible for the area of ALM (Assets and Liabilities Management) / Financial Management and member of the administration of asset and liability committee (ALCO Local and Global Brazil) since 2006. He has been working in the financial markets for 12 years. He joined Santander Brasil in 2001, working in different areas such as Governments & Institutions, Products, Finance & Accounting, Basel II Project and Wholesale Financial Control. He began his career at Banco América do Sul in the area of credit risk in 1998, he worked at Citibank S.A. from 1998 to 2000 and AT&T Latin America from 2000 to 2001. He is currently a member of the Supervisory Committee of the FGC.

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

Ulisses Gomes Guimaraes. Mr. Guimaraes is Brazilian and was born on March 14, 1971. He holds a bachelor’s degree in Mechanical Engineering in Aeronautics from ITA - Aeronautical Institute of Technology and holds a master’s degree (Executive MBA in Finance) from IBMEC - Instituto Brasileiro de Mercado de Capitais - São Paulo. As one of our officers, he is responsible for Compensation, MIS and Budget. He has been working in the financial markets for 17 years. He worked at Citibank from 1994 to 1997 as Risk Manager for the areas of Treasury and Trust. He joined ABN AMRO in 1997 and has been part of Santander Group since then. He has held the positions of Coordinator of Financial Control, Coordinator of GAP & Liquidity, Financial Control Manager, Manager of Support to Strategic Decision Brazil area, Executive Superintendent of Retail area, Executive Superintendent of Support to Strategic Decision Brazil area, Executive Superintendent of Support to Strategic Decision in Latin America area, Executive Superintendent of Support to Management and Project Development of Finance areas.

Wilson Luiz Matar. Mr. Matar is Brazilian and was born on November 28, 1958. He holds a degree in civil engineering from the Polytechnic School of USP and Business Administrator graduate and post-graduate degrees from FEA - USP. He has 29 years of banking experience serving in large Brazilian banks (Itaú and Unibanco) and for 12 years at Grupo Santander. He worked at Santander Group for seven years in the Controller Area, responsible for management information and budget, and for five years he has been responsible for Risks of Solvency in the Executive Vice Presidency of Credit and Market Risks, where he is charged with control and monitoring of the Group's credit portfolios.

B.           Compensation

Compensation of Directors, Executive Officers and Members of Audit Committee

Our shareholders establish the maximum annual aggregate compensation of our directors and officers at the annual shareholders’ meeting.  Compensation of the members of our audit committee is established by our board of directors. Under Brazilian law, we are required to disclose the highest, lowest and average compensation of our directors, members of the audit committee and officers without indicating any individual name. However, members of the Brazilian Institute of Finance Executives (Instituto Brasileiro de Executivos de Finanças – IBEF), of which we are part, were granted an injunction on March 2, 2010 allowing us not to disclose this information.

Shareholders at the general shareholders meeting held on April 27, 2010 established for 2010 the annual aggregate compensation for our directors and executive officers in the total amount of up to R$246.5 million, which includes the value of share and option compensation. The values approved also include amounts set aside for pension and retirement benefits. The board of directors at a meeting held on March 22, 2010 approved the compensation for the audit committee in the total amount of up to R$3.4 million for the period of twelve months beginning March 22, 2010. In 2010, members of Santander Brasil’s board of directors and executive officers were paid in aggregate approximately R$213.2 million for their services. In 2010, Santander Brasil’s audit committee members received in aggregate approximately R$2.9 million.

The compensation due to the members of our board of directors, board of executive officers and audit committee is paid monthly.  In addition, the maximum aggregate compensation for the members of the board of directors and the board of executive officers includes amounts paid pursuant to our bonus program. The criteria for granting and paying bonus compensation vary according to the activities performed by the different areas and, therefore, payment of the bonus compensation may vary depending on the department and activities performed by each member. Our directors and officers may participate in the same pension plan that is available to all of our employees.

As approved by our board of directors at the meeting held on December 23, 2009, we indemnify our directors and executive officers from claims arising during the time they are our directors or officers, exclusively related to court or administrative costs and attorneys’ fees, except in cases of bad faith, gross negligence, willful misconduct or mismanagement by our directors or executive officers. This indemnity letter was also issued to the members of the audit committee and appointment and remuneration committee.

Incentive Plan

We have a long-term incentive plan for payment of a portion (approximately 27%) of the variable compensation to certain officers, executives with management positions and other employees, approved by the Board of Directors on February 2, 2011.  The plan’s objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Santander Brasil’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Santander Brasil’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Santander Brasil’s performance and protect the interests of shareholders via a long-term commitment.

The plan will not lead to a dilution of Santander Brasil’s capital stock, as participants will not be shareholders of the Bank, nor will they be entitled to any other rights or privileges granted to such shareholders.

In light of a probable cash outlay under the plan’s terms and based on our estimates, in December 2010 we recorded R$48.5 million in expenses to create a provision for the Share-Based Bonus.

Share Compensation Plans

Santander has two long-term compensation plans linked to the market price of the shares – the Global Program and the Local Program. Our officers and other executives are eligible for these plans. Members of our board of directors are eligible for these plans only if they are also officers.

Local Program

Shareholders at the extraordinary shareholders’ meeting held on February 3, 2010 approved the Share-Based Compensation Program - Units of Santander Brasil (Local Program), consisting of two independent plans:

Stock Option Plan for Share Deposit Certificates -  Units (SOP): This is a three-year Stock Option Plan by which new shares are issued. The objective is to retain executive officers’ commitment to long-term results. The period for exercising the options is two years longer than the vesting period.  The volume equivalent to one third of the units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date.

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

Since the Share-Based Compensation Program was approved on February 3, 2010, we did not charge to income any expenses related to the Local Program in the year ended December 31, 2009. On 2010, pro-rata day expenses amounting to R$ 20.9 million in the Consolidated relating to the SOP plan and R$ 6.5 million in the Consolidated relating to the PSP plan.

Fair Value and Performance Parameters of Plans

For accounting of the SOP and PSP plans, an independent consultant performed simulations based on Monte Carlo methodology, using the performance parameters used to calculate the shares to be granted.

For measurement of the fair value of the options in the SOP plan, the following premises and amounts are calculated based on the binomial method:

Total Shareholder Return (TSR)
TSR Rank	% of Exercisable Shares	Probability of Occurrence
1st	50.00%	0.00%
2nd	35.00%	0.02%
3rd	25.00%	95.75%
4th	0.00%	4.23%
Net Income Realized
Year	% of Exercisable Shares, Considering the Probability of Occurrence
2009	10.00%
2010	7.15%
2011	4.86%
Accumulated	15.03%

•	Volatility – 57.37%

•	Rate of Dividends - SOP Plan – 5.43%

•	Vesting Period - SOP Plan – 2.72 years

•	Average exercise time - SOP Plan – 3.72 years

•	Risk-Free Rate - SOP Plan – 11.18%

•	Probability of Occurrence for SOP and PSP – 60.93%

•	Fair value of the shares - SOP Plan – R$7.19

•	Average price of shares SANB11 in the 15 previous days to December 31, 2010 – PSP Plan - R$21.90

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

(ii) Long-term incentive policy

The board of directors of Santander Spain, at a meeting held on March 26, 2008, approved the long-term incentive policy intended for the executives of Santander Spain and the Santander Group (except Banesto). This policy provides for compensation tied to the performance of the stock of Santander Spain, as established in the Annual Stockholders’ Meeting.

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

Santander Spain’s Place in the TSR Ranking	Percentage of Maximum Shares to Be Delivered	Santander Spain’s Place in the EPS Growth Ranking	Percentage of Maximum Shares to Be Delivered
1st to 6th	50%	1st to 6th	50%
7th	43%	7th	43%
8th	36%	8th	36%
9th	29%	9th	29%
10th	22%	10th	22%
11th	15%	11th	15%
12th and below	0%	12th and below	0%

Santander makes certain adjustments to the ranking criteria and award criteria if any benchmark group entity is acquired by another company and its shares cease trading or it ceases to exist.

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

(ii) Selective delivery share plan

This plan envisions the selective delivery of shares in special circumstances relating to the hiring or retention of employees. All employees and executives, except for the Bank’s executive directors, are eligible for this plan, provided that they have completed a minimum of three to four years of service at the Bank. Each participant will be entitled to receive the shares upon completion of the minimum period of service. No shares were delivered pursuant to this plan in 2009 or in 2010.

Due to the share compensation plans, global program daily pro rata expenses were recorded in the amount of R$14.4 million in 2010, R$19.9 million in 2009 and in  R$ 19.6 million in 2008.

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

-
	PI09	PI10	PI11	PI12	PI13

Expected volatility (1)	16.25%	15.67%	19.31%	42.36%	49.64%
Annual dividend yield based on last few years	3.23%	3.24%	3.47%	4.88%	6,33%
Risk-free interest rate (Treasury Bond yield –zero coupon) over the period of the plan	4.47%	4.50%	4.84%	2.04%	3.33%

(1)           Calculated on the basis of historical volatility over the corresponding period (two or three years)

The application of the simulation model results in percentage values of 42.7% for PI09, 42.3% for PI10, 44.9% for PI11, 52.42% for PI12, which are applied to 50% of the value of the options granted, in order to determine the cost per books of the TSR-based portion of the incentive.  Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

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

In order to improve the performance of its duties, the board of directors may either create or elect working groups and/or committees with special purposes to act as advisory bodies without resolution powers.  These working groups may be comprised of members appointed by our board of directors and/or any other persons directly or indirectly linked to us.

On March 22, 2010 our board of directors approved the creation of the appointment and remuneration committee (comitê de nomeação e remuneração), an advisory body of our board of directors, without decision-making powers, whose purpose is to propose to our board of directors recommendations regarding appointment and remuneration  matters. The appointment and remuneration committee (1) shall be comprised of no less than three and no more than five members, which includes a coordinator and an advisory secretary, (2) shall have internal regulations, which shall govern, among other matters, the responsibility of the committee, the operational rules and the holding of meetings, which shall be held semi-annually, and (3) shall have, among others, the following responsibilities: (a) formulate and review the strategy and criteria to be complied with for appointment and evaluation of the members that will compose the board of directors; (b) identify, analyze, and propose candidates for the board of directors (whether or not independent), the audit committee, for the position of our chief executive officer, executive officers, and vice-chief executive officer; (c) discuss and issue recommendations about succession plans of our managers; (d) propose criteria for performance evaluation of the managers; and (e) review and discuss the policies and guidelines for managers´ compensation and incentive plans.

On May 19, 2010, our board of directors approved the election of Mr. Marcial Angel Portela Alvarez, Ms. Viviane Senna Lalli, and Mr. Fernando Carneiro as members of our appointment and remuneration committee, for a term which will expire at our ordinary shareholders meeting to be held in 2011.  Mr. Marcial Angel Portela Alvarez has been designated as the committee coordinator. On March 1, 2011, our board of directors approved the election of Mr. Fabio Colletti Barbosa as member of the appointment and remuneration committee, acting also as coordinator, in replacement of Mr. Marcial Angel Portela Alvarez. The appointment and remuneration committee shall include at least two members that are independent, pursuant to the provision under art. 14, Paragraph 3 of the Bank’s By-Laws. Mr. Fernando Carneiro and Ms. Viviane Senna Lalli are independents members.

On October 27, 2010, we approved the code of regulation for the appointment and remuneration committee, which sets forth among others matters the purpose, nature, composition and accountability of the members.

Pursuant to the code of regulations, our appointment and remuneration committee shall:

(i) formulate and review the strategy and criteria to be complied with for appointment and evaluation of the members that will compose the board of directors;

(ii) identify, analyze and suggest candidates to compose the board of directors and the Audit Committee, and to hold the positions of Chief Executive Officer, Executive Officers, and Vice-Chief Executive Officer;

(iii) appraise and follow up the administrators’ succession plan;

(iv) appraise and propose to the board of directors policies of remuneration and of incentive plans for the Bank’s administrators;

(v) coordinate the evaluation process of the board of directors;

(vi) propose criteria for evaluation of the administrators’ performance;

(vii) review the annual remuneration of the administrators and the global remuneration budget proposal thereof; and

(viii) provide opinions and clarifications to the board of directors, whenever requested.

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

On December 23, 2009, our board of directors approved its code of regulations. Shareholders may access such code on the sites www.santander.com.br/ri and www.santander.com.br/acionistas, section “Corporate Governance – Regulations of the Board of Directors.”

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

Audit Committee

According to Central Bank regulations (Resolution No. 3198/2004 of the CMN), an audit committee is a statutory board, separate from the board of directors, created by a shareholders’ resolution.  Notwithstanding the requirement for separate bodies, the members of the audit committee may be members of the board of directors, provided that they meet certain independence requirements.  All members of our audit committee meet such independence requirements.  In addition, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors. As a result, our board of directors functions as our audit committee for the purpose of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.  Except in these respects, our audit committee performs the functions of audit committees of U.S. companies.  For more information see “Item 16D. Exemptions from the Listing Standards for Audit Committees”.

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

The members of our audit committee may be replaced as follows: the coordinator may be replaced, in his occasional absences or impairments, by the member appointed thereby or, if no such appointment is made, by the temporary replacement appointed by our board of directors from among the remaining members of the audit committee. A substitute member will serve on the audit committee until such time as our board of directors elects a replacement member.  On November 12, 2007, our board of directors approved the audit committee’s code of regulation. On December 22, 2010, our board of directors approved an amendment of the audit committee’s code of regulation, in order to update some operational matters.

Our audit committee has the following functions:

1.	set forth the operating rules for its operation;

2.	advise the board of directors on the engagement or replacement of the external auditor;

3.
assess the quality of the accounting statements for the periods ended March 31, June 30, September 30, and December 31 each year, of the senior management reports, of the explanatory notes and of the independent auditor’s report, as well as of other material financial information disclosed and sent to the regulatory bodies;

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

10.	prepare, at the end of the six-month period ended on June 30 and December 31 every year, the report of the audit committee, meeting the applicable legal and regulatory provisions; and

11.
receive and review the reports required by the regulatory bodies concerning the activities of the ombudsman office of Santander Brasil, on the base dates of June 30 and December 31 or when a material event is identified.

The current members of the audit committee, duly approved by the Central Bank, are Maria Elena Cardoso Figueira, who acts as Coordinator, Sérgio Darcy da Silva Alves and Celso Clemente Giacometti.  On March 18, 2011, our board of directors approved the election of the current members of the audit committee for a new term of office of one year as of March 18, 2011. Such election is pending approval by the Central Bank.

Set forth below are biographies of the members of our audit committee.

Celso Clemente Giacometti. See the board of directors biographies.

Maria Elena Cardoso Figueira. Ms. Cardoso is a Brazilian citizen, born on November 29, 1965 and a graduate in Economics at Pontifícia Universidade Católica do Rio de Janeiro (“PUC/RJ”). She worked as tax manager for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1991 to 1999. From 1999 to 2000, she worked for the Tax Planning division at Santander Brasil and from 2001 to 2002 she worked for Banco Bilbao Vizcaya Argentina Brasil S.A. as an Accounting and Financial Control Officer. From 2003 to 2004 she acted as Tax Officer for financial institutions and international taxation for KPMG Corporate Finance Ltda.

Sérgio Darcy da Silva Alves. Mr. Alves is a Brazilian citizen, born on May 5, 1945, a graduate in Economics at Economics and Business Administration College of Universidade Federal do Rio de Janeiro.  He is an employee of the Central Bank, approved in public examination.  He took office in 1967, performing various functions, including: Officer Responsible for Standards and Organization Matters of the Financial System from 1997 to 2006, Head of the Standard Department of the Financial System from 1991 to 1997, Deputy Head of the Standard Department of the Financial System, being responsible for organizing the Unit together with the former President Gustavo Loyola, at that time Head of Department, from 1985 to 1991; Coordinator in the Department of Capital Markets, in the Division of Authorizations of Financial Institutions until 1985.

D.           Employees

On December 31, 2010, we had 54,406 full-time, permanent employees.  The following table presents the breakdown of our full-time, permanent employees at the date indicated.

	At December 31, 2010	At December 31, 2009	At December 31, 2008
Branch employees	35,863	32,938	35,046
Administration employees	18,543	18,303	18,362
Total	54,406	51,241	53,408

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

We offer our employees certain defined contribution pension plans into which our employees may elect to contribute a portion of their salary and into which we may also make contributions on behalf of such employees.  These plans provide retirement, disability and death benefits.  Santanderprevi is the only pension plan currently open for new enrollment.  Most of our current employees are enrolled with Santanderprevi.  On December 31, 2010, 44,774 participants were enrolled in this plan, for a total amount under management of approximately R$1.44 billion.  For more detailed information relating to our pension plans see note 22 to our audited consolidated financial statements.

E.           Share Ownership

The following table provides the names of our directors and executive officers who owned shares of Santander Brasil as of December 31, 2010.

Shareholder	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Fábio Colletti Barbosa	702,292	(1)	638,438	(1)	(1)
Marcial Angel Portela Alvarez	1	(1)		(1)	(1)
José Antonio Alvarez Alvarez	1	(1)		(1)	(1)
José Manuel Tejón Borrajo	1	(1)		(1)	(1)
José Roberto Mendonça de Barros	1	(1)		(1)	(1)
Viviane Senna Lalli	1	(1)		(1)	(1)
José de Menezes Berenguer Neto	351,011	(1)	319,100	(1)	(1)
José de Paiva Ferreira	468,051	(1)	425,500	(1)	(1)
Angel Oscar Agallano	116,985	(1)	106,350	(1)	(1)
Fernando Byington Egydio Martins	702,075	(1)	638,250	(1)	(1)
Gustavo José Costa Roxo da Fonseca(2)	702,075	(1)	638,250	(1)	(1)
João Roberto Gonçalves Teixeira(2)	702,075	(1)	638,250	(1)	(1)
Lilian Maria Ferezim Guimarães	351,010	(1)	319,100	(1)	(1)
Oscar Rodriguez Herrero	11,660	(1)	10,600	(1)	(1)
Pedro Paulo Longuini	468,051	(1)	425,501	(1)	(1)
Arnaldo Penteado Laudisio	70,180	(1)	63,800	(1)	(1)
José Roberto Machado Filho	702,075	(1)	638,250	(1)	(1)
Luciane Ribeiro	702,076	(1)	638,251	(1)	(1)
Luis Felix Cardamone Neto	468,050	(1)	425,500	(1)	(1)
Marcos Matioli de Souza Vieira	207,434	(1)	181,157	(1)	(1)
Maria Luiza de Oliveira Pinto e Paiva	234,025	(1)	212,750	(1)	(1)
Claudio Almeida Prado	234,950	(1)	214,500	(1)	(1)
Ulisses Gomes Guimarães	52,690	(1)	47,900	(1)	(1)
Celso Clemente Giacometti	1	(1)	0	(1)	(1)
Wilson Luiz Matar	65,725	(1)	59,750	(1)	(1)
Marcelo Malanga	116,985	(1)	106,350	(1)	(1)
Marcelo Zerbinatti	244,420	(1)	222,200	(1)	(1)
Luiz Carlos da Silva Cantidio Junior	7	(1)	8	(1)	(1)
Luís Alberto Citon	70,180	(1)	63,800	(1)	(1)
Pedro Carlos Araújo Coutinho	46,805	(1)	42,550	(1)	(1)
Wagner Augusto Ferrari	234,025	(1)	212,750	(1)	(1)
Alexandre Schwartsman(2)	351,010	(1)	319,000	(1)	(1)
André Fernandes Berenguer	702,075	(1)	638,250	(1)	(1)
Jamil Habibe Hannouche	187,220	(1)	170,200	(1)	(1)
João Guilherme de Andrade So Consiglio	234,025	(1)	212,750	(1)	(1)
Marcio Aurélio de Nóbrega	46,805	(1)	42,550	(1)	(1)
Marcos Adriano Ferreira Zoni	234,025	(1)	212,750	(1)	(1)

(1)	Owns less than 0.01%.

(2)	No longer an officer or director.

Shares held by members of our board of directors and our board of executive officers do not have voting rights distinct from shares held by our other shareholders.

Pursuant to our Stock Option Plan for Share Deposit Certificates–Units (SOP), we issued options to certain directors and executive officers on February 3, 2010.  The options that were issued have an option price of R$23.50 per Unit, and may be exercised from June 30, 2012 to June 30, 2014. On December 31, 2010, there were outstanding options corresponding to a maximum of 12,622,859 Units under this plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The Santander Group is the largest financial group in Spain.  Through expansion and acquisitions in Chile, Mexico, Colombia, Venezuela, Argentina and Brazil, among other countries, the Santander Group has grown to become the largest bank in Latin America, measured by assets.  As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders.

As of December 31, 2010, Banco Santander, S.A. (formerly Banco Santander Central Hispano, S.A.) indirectly owns 81.4% of our total capital stock through its direct subsidiaries, Grupo Empresarial Santander, and Sterrebeeck.  The Santander Group has a strong influence on our strategies and operations.  Our relationship with the Santander Group has provided us with access to the expertise of the Santander Group in areas such as technology, product innovation, human resources and internal audit control systems.  In addition, the Santander Group requires us to follow its banking policies, procedures and standards, especially with respect to credit approval and risk management.  Such policies and expertise have been successfully used by the Santander Group in the Spanish and other banking markets, and we believe that such policies and expertise have had and will continue to have a beneficial effect upon our operations.

The following table presents the beneficial ownership of our common and preferred shares as of December 31, 2010.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
	(in thousands, except percentages)
Grupo Empresarial Santander	74,967,225	35.2%	63,531,986	34.1%	34.7%
Sterrebeeck	99,527,083	46.8%	86,492,330	46.5%	46.6%
Santander Insurance Holding	206,663	0.1%	0	0.0%	0.1%
Employees(1)	240,934	0.1%	220,512	0.1%	0.1%
Other minority shareholders	37,899,827	17.8%	35,957,557	19.3%	18.5%
Total…..	212,841,732	100.0%	186,202,385	100.0%	100.0%

 (1)           Includes members of senior management. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

The total number of ADSs held by US investors is 193,864,453, not including individuals and legal entities with portfolios of less than U.S.$100 million, to which we do not have access.

Significant Changes in Percentage Ownership of Principal Shareholders

As of January 31, 2006, Grupo Empresarial Santander owned 100% of the ordinary shares and 94.86% of the preferred shares of our then-predecessor company, Banco Santander Meridional S.A.  As a result of the reorganization of our operations in Brazil in 2006 (see “ Information on the Company—A. History and Development of the Company—History—Santander Group in Brazil”), as of April 30, 2006, Grupo Empresarial Santander owned 99.25% of the common shares and 96.50% of the preferred shares (following adjustments for fractional shares resulting from the reorganization) of our then-predecessor company, Banco Santander Banespa S.A.  As a result of the share exchange transaction (incorporação de ações) on August 29, 2008 (see “Item 4. Information on the Company— A. History and Development of the Company—History—Banco Real Acquisition”), Sterrebeeck owned 56.83% of our common shares and 56.83% of our preferred shares and Grupo Empresarial Santander owned 41.60% of our common shares and 40.53% of our preferred shares.

Santander Insurance Holding became the beneficial owner of all of its shares in us on August 14, 2009 in connection with the series of share exchange transactions pursuant to which certain asset management and insurance companies that had been owned by the Santander Group were transferred to us.  As a result of the share exchange transactions (incorporações de ações) on August 14, 2009, Santander Insurance Holding owned 2.61% of our common shares and 2.61% of our preferred shares, Sterrebeeck owned 54.69 % of our common shares and 54.69% of our preferred shares and Grupo Empresarial Santander owned 41.19% of our common shares and 40.17% of our preferred shares.

On August 16, 2010, we filed with the SEC and CVM a registration statement on Form F-1 with respect to the sale by our shareholder Santander Insurance Holding of its shares in the Bank, in the form of ADRs, in the United States market. A total of 4,538,420,040 common shares and 4,125,836,400 preferred shares held by Santander Insurance Holding were converted to compose 82,516,728 Units/ADRs (equivalent to ownership position of 2.17% in our capital stock). As of December 31, 2010, all of these Units were sold and Santander Insurance Holding retains an equity participation in our capital stock of less than 0.05%.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders.  See “Item 10. Additional Information—B. Memorandum and Articles of Association—Issued Share Capital”.

B.           Related Party Transactions

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with our subsidiaries and affiliates and those of the Santander Group.  Among other transactions, we have credit lines outstanding with the Santander Group and its affiliated financial institutions around the world.  At December 31, 2010, borrowings and deposits from the Santander Group represented approximately 0.9% of our total funding.  In addition, from time to time, we enter into certain transactions with the Santander Group and other related parties for the provision of advisory and advertising services.  Such transactions are conducted at arm’s length, based on terms that correspond to the terms that would apply to transactions with third parties.

In line with regulations applicable to us under Brazilian law, we are not permitted to, and do not, provide loans or advances to any of our subsidiaries (with the exception of loans to leasing subsidiaries), executive officers, members of our board of directors or their family members.

Information Technology Platform

We contract with certain affiliates of the Santander Group (Ingeniería de Software Bancário S.L. (Spain), ISBAN S.A. (Chile), Produban Servicios Informáticos Generales S.L. (Spain), ISBAN S.A. (Brasil) and Produban Serviços de Informática S.A. (Brasil)) for the outsourcing of certain products and services relating to our information technology platform, including software development, hosting and information processing.  We believe the provision of these services is provided on an arm’s-length basis on terms substantially similar to those available from other providers in the market.  In each of 2010 and 2009, the affiliates of the Santander Group managed approximately R$676 million and R$ 644 million, respectively, for the provision of such products and services.  Additionally, these affiliates are responsible for managing all third party technology contracts. See “Item 4. Information on the Company—B. Business Overview—Technology”.

Procurement Services

We have entered into agreements with Aquanima Brasil Ltda., an affiliate of the Santander Group, which offers procurement services (sourcing, e-procurement, outsourcing and consultancy) to Santander Brasil.  Volume aggregation between Santander Brasil and other client companies allow for joint purchases for groups of different clients.  We believe the agreements entered into with Aquanima Brasil Ltda. were on an arm’s-length basis.  In 2008, we paid Aquanima Brasil Ltda. approximately R$16.0 million for the provision of these services, and approximately R$20 million in each 2009 and 2010.

Other Related Party Transactions

From time to time we engage in lending and borrowing transactions to fund our operations and other miscellaneous transactions with various companies of the Santander Group, in compliance with restrictions on loans or advances imposed by Brazilian law.  The following table shows the balances owed to us by such companies

(assets) at each of  December 31, 2010 and December 31, 2009 and the amounts owed by us to such companies (liabilities) at the same dates.  The table also sets forth amounts received (income) or paid (expenses) to such companies for the year ended December 31, 2010 and December 31, 2009.  All such transactions with Santander Group companies were conducted on an arm’s-length basis on terms substantially similar to those available from other providers in the market. The largest loan amount outstanding owed to a related party in 2010 was R$3.9 billion owed to Santander Spain as of December 2010. The amount outstanding was loaned in connection with overnight lending transactions and generally accrues interest at an average annual rate of 0.22%.

In September 2010, the board of directors approved the Policy on Related Party Transactions, to ensure that all transactions are made in the interest of Santander Brasil and its shareholders. The policy defines the power to approve certain transactions by the board of directors. The rules also apply to all employees and directors of Santander Brasil and its subsidiaries.

	December 31, 2010			December 31, 2009
	Parent	Joint-controlled companies	Other Related- Party(1)	Parent	Joint-controlled companies	Other Related- Party(1)
Assets	(in thousands of reais)
Trading derivatives, net	35,513	-	(125,147)	35,331	-	(84,068)
Banco Santander S.A. – Spain	35,513	-	-	35,331	-	-
Santander Benelux, S.A., N.V.	-	-	(118,521)	-	-	(66,259)
Abbey National Treasury Services Plc	-	-	(33,076)	-	-	(24,028)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	26,450	-	-	5,739
Others	-	-	-	-	-	480
Loans and amounts due from credit institutions (1)	4,262,254	269,667	277,807	1,288,558	335,526	909
Banco Santander S.A. – Spain	4,262,254	-	-	1,288,558	-	-
Santander Benelux, S.A., N.V.	-	-	258,261	-	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil.	-	263,559	-	-	297,772	-
Companhia de Arrendametno Mercantil RCI Brasil	-	6,108	-	-	37,754	-
Banco Santander Totta, S.A.	-	-	729	-	-	901
Abbey National Treasury Services Plc	-	-	18,817	-	-	-
Others	-	-	-	-	-	8
Other Assets	27,090	795	2,457	115	541	27
Banco Santander S.A. – Spain	27,090	-	-	115	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	529	-	-	323	-
Companhia de Arrendametno Mercantil RCI Brasil	-	266	-	-	218	-
Santander Overseas Bank, Inc – Puerto Rico	-	-	2,457	-	-	-
Others	-	-	-	-	-	27
Liabilities
Deposits from credit institutions	(2,167,452)	(76,340)	(1,940,158)	(2,741,547)	(15,142)	(546,805)
Banco Santander S.A. – Spain	(2,167,452)	-	-	(2,741,547)	-	-
Grupo Banesto: Sociedades consolidables.	-	-	(75,477)	-	-	(157,283)
Abbey National Beta Investments Ltd	-	-	-	-	-	(387,616)
Banco Madesant – Sociedade Unipessoal, S.A.	-	-	(1,857,963)	-	-	-

December 31, 2010			December 31, 2009
Parent	Joint-controlled companies	Other Related- Party(1)	Parent	Joint-controlled companies	Other Related- Party(1)
(in thousands of reais)

Banco Santander S.A. - Uruguay	-	-	(6,538)	-	-	(25)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(73,270)	-	-	(12,516)	-
Companhia de Arrendametno Mercantil RCI Brasil	-	(3,070)	-	-	(2,626)	-
Others	-	-	(180)	-	-	(1,881)
Customer Deposits	-	-	(375,869)	-	-	(455,733)
ISBAN Brasil S.A	-	-	(129,500)	-	-	(112,134)
Produban Serviços de Informática S.A.	-	-	(43,439)	-	-	(43,138)
Universia Brasil S.A.	-	-	(3,218)	-	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado.	-	-	(198,236)	-	-	(192,139)
Fundo de Investimento Multimercado Menorca Crédito Privado	-	-	-	-	-	(106,506)
Others	-	-	(1,476)	-	-	(1,816)
Subordinated liabilities	-	-	-	(1,667,219)	-	-
Banco Santander, S.A. – Spain	-	-	-	(1,667,219)	-	-
Other financial liabilities – Dividends and Bonuses Payable	-	-	(1,704,884)	-	-	(1,392,079)
Grupo Empresarial Santander	-	-	(726,925)	-	-	(570,414)
Santander Insurance Holding	-	-	(1,037)	-	-	(81,701)
Sterrebeeck	-	-	(976,922)	-	-	(739,683)
Produban Serviços de Informatica S.A.	-	-	-	-	-	(281)
Other payables	(6,353)	-	(52,586)	(9,266)	-	(59,922)
Banco Santander S.A. – Spain	(6,353)	-	-	(9,266)	-	-
Santander Insurance Holding	-	-	(52,358)	-	-	(59,922)
ISBAN Brasil S.A.	-	-	(228)	-	-	-

(*) All loans and amounts to related parties were made in our ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Refers to the Company's subsidiaries (Banco Santander, S.A. - Spain).

	December 31, 2010			December 31, 2009
		Joint-controlled	Other Related-		Joint-controlled	Other Related-
	Parent	companies	Party(1)	Parent	companies	Party(1)
	(in thousands of reais)
Income
Interest and similar income – Loans and amounts due from credit institutions	2,384	39,395	1,029	2,463	40,034	2,487
Banco Santander S.A. – Spain	2,384	-	-	2,463	-	-
Abbey National Treasury Services Plc	-	-	1,029	-	-	2,487
Companhia de Crédito, Financiamento e Investimento RCI do Brasil	-	38,545	-	-	33,674	-
Companhia Arrendamento Mercantil RCI do Brasil	-	850	-	-	6,360	-
Interest, expense and similar charges – Customer deposits	-	-	(28,827)	-	-	(39,482)
ISBAN Brasil S.A.	-	-	(9,359)	-	-	(8,112)
Produban Serviços de Informática S.A.	-	-	(2,736)	-	-	(4,820)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-		(16,166)	-		(7,922)
Fundo de Investimento Multimercado Menorca Crédito Privado	-	-	-	-	-	(11,940)
Cia Brasileira de Soluções e Serviços – CBSS	-	-	-	-	-	(5,051)
Other	-	-	(566)	-	-	(1,637)
Interest expenses and similar charges – Deposits from credit institutions	(47,134)	(526)	(32,676)	(240,448)	(7,630)	(12,156)
Banco Santander S.A. – Spain	(47,134)	-	-	(240,448)	-	-
Santander Overseas Bank, Inc – Puerto Rico	-	-	-	-	-	(9,062)
Abbey National Beta Investments Limited	-	-	(7,415)	-	-	(1,869)

Companhia de Crédito, Financiamento e Investimento RCI do Brasil	-	(526)	-	-	(1,253)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	-	(6,377)	-
Banco Madesant – Sociedade Unipessoal, S.A	-	-	(25,143)
Others	-	-	(118)	-	-	(1,225)
Fee and commission income (expense)	73,975	6,770	9,449	20,963	6,861	13,407
Companhia de Credito, Financiamento e Investimento RCI Brasil	-	6,327	-	-	6,134	-

December 31, 2010			December 31, 2009
	Joint-controlled	Other Related-		Joint-controlled	Other Related-
Parent	companies	Party(1)	Parent	companies	Party(1)
(in thousands of reais)

Banco Santander S.A. Spain	73,975	-	-	20,963	-	-
Santander Capitalização	-	-	-	-	-	12,597
Aviacion Antares, A.I.E	-	-	9,449	-	-	-
Others	-	443	-	-	727	810
Gains (losses) on financial assets and liabilities (net)	(44,953)	-	(42,090)	51,758	2	(512,920)
Banco Santander S.A. – Spain	(44,953)	-	-	51,758	-	-
Santander Benelux, S.A., N.V.	-	-	32,489	-	-	(320,972)
Santander Overseas Bank, Inc – Puerto Rico	-	-	188	-	-	(6,001)
Fundo de Investimento Multimercado Menorca Crédito Privado	-	-	-	-	-	46,022
Fundo de Investimento Multimercado Santillana Cred. Privado	-	-	(86,572)	-	-	(182,833)
Abbey National Treasury Services Pic	-	-	14,763	-	-	(2,836)
Santander Investment Securities Inc.	-	-	-	-	-	(44,757)
Others	-	-	(2,958)	-	2	(1,543)
Administrative expenses and Amortization	-	-	(226,127)	-	-	(211,796)
ISBAN Brasil S.A.	-	-	(50,320)	-	-	(42,061)
Produban Serviços de Informatica S.A	-	-	(108,741)	-	-	(99,548)
ISBAN Chile S.A.	-	-	(5,491)	-	-	(6,675)
Aquanima Brasil Ltda	-	-	(21,256)	-	-	(22,239)
Ingeniería de Software Bancario, S.L.P.	-	-	(19,722)	-	-	(20,689)
Produban Servicios Informaticos Generales, S.L	-	-	(15,868)	-	-	(15,318)
Others	-	-	(4,729)	-	-	(5,266)
Gains on disposal of assets not classified as non-current assets held for sale	-	-	-	-	-	2,376,460
Santusa Holding, S.L.	-	-	-	-	-	2,376,460

  (1) Refers to the Company's subsidiaries (Banco Santander, S.A .- Spain).

The compensation of our key management personnel was approved at the shareholders meeting which set the maximum aggregate compensation for the board of directors and Executive Officers at R$247 million for 2010.  For further details see note 44A to our audited consolidated financial statements.

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

As of December 31, 2010, our probable and possible contingent legal liabilities (tax, labor and civil) amounted to approximately R$22.3 billion, of which our probable contingent legal liabilities and legal obligations amounted to R$12.6 billion and have been provisioned in accordance with our policies.

Tax Litigation

We are a party to several tax-related lawsuits and administrative actions. As of December 31, 2010, our probable and possible tax liability and legal obligations amounted to approximately R$16.2 billion, of which approximately R$8.2 billion were probable amounts or legal obligations and have been provisioned in accordance with our policies. It is our policy not to provision actions with possible and remote loss assessment.

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

(ii) concurrency IRPJ, in which ABN Leasing intended to reconcile for income tax depreciation expense in the same period of recognition of revenue from leasing consideration; and

(iii) lawsuit filed by several companies of the group challenging the application of an increased CSLL rate (18.0%-30.0%) for financial institutions as compared to the rate for non-financial companies ( 8.0%-10.0%). For the latter case, the adherence to procedures was partial, for reasons inherent in the processes.

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

•
Allowance for doubtful accounts. The tax authorities have requested payment of certain amounts relating to CSLL and IRPJ levied on amounts for doubtful accounts that were allegedly improperly deducted due to non-compliance with tax criteria in effect in 1995.

•
Taxes on banking transactions. In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (“Santander DTVM”) and another tax assessment against our predecessor, Banco Santander Brasil S.A. The tax assessments refer to the collection of a CPMF tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by our predecessor to Santander DTVM in 2000, 2001 and the first two months of 2002. We believe that the tax treatment was adequate. The tax appeals board voided the service of process against Santander DTVM and confirmed the service of process notice of Banco Santander Brasil S.A.. Administrative proceedings are pending judgment.

•
Taxes on reimbursement arising from contractual guarantees. The Federal Revenue Service issued infraction notices against Banco Santander. The notices refer to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by our former controlling shareholder for payments made by us that were the responsibility of the former controlling shareholder. The Federal Revenue Service deemed the amounts to be taxable income and not reimbursements. The administrative proceedings are pending of decisions.

•
Tax on services for financial institutions. Certain municipalities levy ISS taxes on certain revenues derived from transactions not usually classified as the rendering of services. In such cases, we have argued in administrative and judicial proceedings against the payment of ISS.

•
Social security contribution. We are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions as we believe that these benefits do not constitute salary.

Labor Litigation

Similar to many other Brazilian banks, we are defending lawsuits brought by labor unions or individual employees seeking, in general, compensation for overtime work, lost wages and other labor rights, including lawsuits relating to retiree complaints about pension benefits.  We believe we have either paid or adequately provisioned for all such potential liabilities.  In addition, we are defendants in labor lawsuits filed by third-party employees that rendered or render services to us through service providers.  Brazilian courts understand that if a third-party service provider fails to pay its employee, the employee has the right to demand payment directly from the company to which it rendered its services.  As of December 31, 2010, our probable and possible labor-related litigation liabilities amounted to R$4.1 billion and we have provisioned for R$2.8 billion in connection with labor-related litigation for which the risk of loss is probable.

Civil Litigation

We are party to civil lawsuits claiming damages and other civil remedies.  These disputes normally fall within one of the following categories typical for Brazilian banks: (1) actions requesting the review of contractual terms and conditions or seeking monetary adjustments, including the alleged effects of implementation of various economic government plans; (2) actions arising from loan agreements; (3) execution actions; and (4) actions seeking damages.  As of December 31, 2010, our possible and probable civil litigation liabilities were R$2.0 billion, of which we had  provisioned R$1.6 billion for probable losses, including to cover the litigation described below.  For civil lawsuits considered to be common and similar in nature, the provisions are recorded based on statistical average previous payments, and on the legal counsel’s evaluation of success.  Provisions for other lawsuits are determined individually on a case-by-case basis.

From September 2009 through January 2010, we have entered into some final and binding settlement agreements with respect to the lawsuits brought by minority shareholders of the former Banco Noroeste, arising from our acquisition of Banco Noroeste in 1998 and the subsequent merger of Banco Noroeste with us in 1999, pursuant to which we paid the plaintiffs R$93.8 million (plus R$11.0 million in attorneys’ fees), and one of our controlling shareholders purchased the remaining shares held by such plaintiffs, in exchange for the discharge of all such claims.  These settlement agreements were approved by the courts, and therefore the lawsuits were extinguished.

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

In connection with the above, in December 2008, the Federal Revenue Service issued an infraction notice against us in the total amount of R$3.9 billion with respect to IRPJ and CSLL related to 2002 to 2004. The tax authorities assert that Santander Brasil did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. In June 2010, the Federal Revenue Service issued other infraction notices in the total amount of R$1,419.9 million, based on the same concepts as the previous notice, with respect to IRPJ and CSL related to 2005 to 2007. The administrative proceedings are pending judgment. We believe, in accordance with the advice of our external legal counsel, that the Federal Revenue Service’s position is incorrect, that the grounds to contest those claims are well founded, and that the risk of loss is remote. Accordingly, we have not recorded any provisions for this matter since this issue should not have an impact on our financial statements.

In December 2010 the Federal Revenue Service issued an infraction notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A.) in the total amount of R$ 197.0 million with respect to IRPJ and CSL related to 2005, asserting that the capital gain in the sale of the Real Seguros stocks from ABN AMRO Group to Tokio Marine was taxed at a lower tax rate, 15%, instead of 34%. We believe, in accordance with the advice of our external legal counsel, that the Federal Revenue Service’s position is incorrect, that the grounds to contest this claim are well founded, and that the risk of loss is possible.

Cayman Islands branch

We have a branch in the Cayman Islands with its own staff and representative officers.  Banco Santander S.A. –Cayman Islands Branch is licensed under The Banks and Trust Companies Law (2009 Revision) as a Category “B” Bank and it is duly registered as a Foreign Company with the Registrar of Companies in Grand Cayman – Cayman Islands.  The Branch, therefore, is duly authorized to carry on banking business in the Cayman Islands.  The branch was authorized by the local authorities to act as its own registered office and it is located at the Waterfront Centre Building, 28, North Church Street – 2nd floor, Grand Cayman, Cayman Islands, P.O. Box 10444 - KYI-1004, Phone: 1-345-769-4401 and Fax: 1-345-769-4601.

Our Cayman Islands branch is currently engaged in the business of sourcing funds in the international banking and capital markets to provide credit lines for us, which are then extended to our customers for working capital and trade-related financings.  It also takes deposits in foreign currency from corporate and individual clients and extends credit to Brazilian and non-Brazilian clients, mainly to support trade transactions with Brazil.  The results of the operations of the Cayman Islands branch are consolidated in our financial statements.

Dividend Policy

We currently recommend to our shareholders to distribute 50% of our yearly adjusted net income (as defined below) as dividends and/or interest attributable to shareholders’ equity.  Our future dividend policy and the amount of future dividends and/or interest attributable to shareholders’ equity we decide to recommend to our shareholders for approval will depend on a number of factors, including, but not limited to, our cash flow, financial condition (including capital position), investment plans, prospects, legal requirements, economic climate and such other factors as we may deem relevant at the time.  The amount of future dividends or interest attributable to shareholders’ equity we may pay is subject to Brazilian corporate law and will be determined by our shareholders at general shareholders’ meetings as described below.

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

Our by-laws provide that an amount equal to at least 25% of our adjusted net income, after deducting allocations to the legal and contingency reserves, should be available for distribution as dividend or interest attributable to shareholders’ equity in any given year.  This amount represents the mandatory dividend.  Our calculation of net income and allocations to reserves for any year, as well as the amount available for distribution, are determined on the basis of our consolidated financial statements prepared in accordance with Brazilian GAAP.  Our net income calculated in accordance with Brazilian GAAP may differ from the net income calculated in accordance with IFRS, principally as a result of the amortization of the goodwill derived from the acquisition of Banco Real in 2008.  See note 46 to our consolidated financial statements.

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

•
Legal Reserve.  We are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the aggregate amount of the reserve equals 20% of our capital stock.  However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital stock.  The amounts allocated to such reserve must be approved by our shareholders in a shareholders’ meeting, and may be used only to increase our capital stock or to offset any net losses.  Therefore, they are not available for the payment of dividends.

•
By-laws Reserve.  Pursuant to Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our by-laws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve.  An allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent distribution of the mandatory distributable amount.  Our by-laws currently establish that after the deduction of the amount allocated to the legal reserve and mandatory dividends, we may allocate the balance of our adjusted net income to a reserve for equalization of dividends, which is limited to 50% of our capital stock, whose purpose is to secure funds for the payment of dividends or interest attributable to shareholder’s equity, or any advance payment thereof, so as to ensure a continuous flow of dividends.

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

Capital Reserves

According to Article 182 of Brazilian corporate law, the capital reserve is comprised of: (1) interest paid in the subscription of shares; (2) sale of participation certificates (not applicable to us) and subscription bonds; (3) premium received for issuance of debentures (not applicable to us); and (4) donations and investment subventions.  The capital reserve can be used to only: (1) amortize losses greater than accumulated income and revenue reserves; (2) call, reimburse or redeem our own shares; (3) redeem shares of beneficiaries (not applicable to us); (4) incorporation to capital stock; or (5) pay dividends to preferred shareholders under limited circumstances.  Currently, we do not have a capital reserve.

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

Any holder of record of shares at the time a dividend is declared is entitled to receive dividends.  Under Brazilian corporate law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders’ resolution establishes another payment date, which, in any event, must occur prior to the end of the fiscal year in which such dividend was declared.  Based on Brazilian corporate law, unclaimed dividends do not bear interest, are not monetarily adjusted and may revert to us three years after dividends were declared. In this regard, on May 21, 2010 our shareholders approved in an extraordinary shareholders meeting the amendment of the term of payment of dividends and interest attributable to shareholders’ equity related specifically for the year of 2010, to not more than 180 days counted from its declaration by our board of directors and in any circumstances within the year of 2010.

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

According to Decree 7,412/10, the payment of interests attributable to shareholders’ equity is subject to the Tax on Exchange Transactions (IOF) at a zero rate.

History of Payment of Dividends and Interest Attributable to Shareholders’ Equity

In 2010, we declared dividends and interest on shareholders’ equity of R$3,540 million, R$1,300 million of which was paid on August 25, 2010 and R$2,240 million on which was paid on February 25, 2011.

The table below shows the amounts paid to our shareholders in the periods indicated.

	Year ended December 31,
	2010	2009	2008	2007	2006
	(in millions of R$)
Dividends	1,780	750	973	1,737	823
Interest attributable to shareholders’ equity.	1,760	825	480	528	178
Total	3,540	1,575	1,453	2,265	1,001
Dividends and interest on capital per 1,000 shares (reais)
Common shares	7.84	3.77	4.26	16.30		(1)
Preferred shares	8.63	4.15	4.69	17.93		(1)

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

B.   Significant Changes

No significant changes with respect to our financial statements have occurred since December 31, 2010.  For important events that have occurred since December 31, 2010, see “Item 4. Information on the Company—A. History and Development of the Company—Important Events—2011”.

ITEM 9.  THE OFFER AND LISTING

A.   Offering and Listing Details

Market Price and Volume Information

The board of directors approved at a meeting held on September 18, 2009 the implementation of the public offering denominated Global Offering, which included the issue of 525,000,000 units (each representing one of 55 common shares and 50 preferred shares), all registered, without par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of (i) units in Brazil on the over-the-counter market, in accordance with CVM Instruction 400/2003, and (ii) units abroad, including in the form of ADRs representing ADSs registered with the SEC under the Securities Act.

On October 6, 2009, the Global Offering shares were priced at R$23.50 per unit and U.S.$13.40 per ADS.  The units are traded on the BM&FBOVESPA and the NYSE since October 7, 2009.

For further details on Global Offering see notes 1 and 27 to our audited financial statements.

The following table shows our free float breakdown:

Free Float	BM&FBOVESPA	NYSE
Ordinary shares	13,134,796,732	23,100,233,750
Preferred shares	12,499,730,706	21,000,212,500
Total	25,634,527,438	44,100,446,250

Units, Common and Preferred Shares traded on BM&FBOVESPA

The table below sets forth the high, low and last daily sales prices in reais for our shares on the continuous market for the periods indicated.

Reais per share - SANB3 (Common Shares)
	High	Low	Last

2006 ANNUAL	N/A	N/A	N/A
2007 ANNUAL	N/A	N/A	N/A
2008 ANNUAL	N/A	N/A	N/A
2009 ANNUAL	0.25	0.11	0.24
1º Quarter	N/A	N/A	N/A
2º Quarter	N/A	N/A	N/A
3º Quarter	N/A	N/A	N/A
4º Quarter	0.25	0.18	0.22
2010 ANNUAL
1º Quarter	0.24	0.18	0.21
2º Quarter	0.21	0.18	0.21
3º Quarter	0.25	0.17	0.25
4º Quarter	0.30	0.22	0.28
2011 FIRST QUARTER
LAST 6 MONTHS
October 2010	0.28	0.24	0.28
November 2010	0.30	0.22	0.28
December 2010	0.25	0.22	0.25
January 2011	0,25	0.19	0.21
February 2011	0.22	0.17	0.20
March 2011	0.21	0.19	0.21

Reais per share - SANB4 (Preferred Shares)
	High	Low	Last

2006 ANNUAL	N/A	N/A	N/A
2007 ANNUAL	N/A	N/A	N/A
2008 ANNUAL	N/A	N/A	N/A
2009 ANNUAL	0.26	0.12	0.22
1º Quarter	N/A	N/A	N/A
2º Quarter	N/A	N/A	N/A
3º Quarter	N/A	N/A	N/A
4º Quarter	0.26	0.19	0.22
2010 ANNUAL	0.26	0.18	0.20
1º Quarter	0.22	0.18	0.20
2º Quarter	0.20	0.16	0.19
3º Quarter	0.21	0.16	0.20
4º Quarter	0.21	0.18	0.21

Reais per share - SANB4 (Preferred Shares)
	High	Low	Last

2011 FIRST QUARTER
LAST 6 MONTHS
October 2010	0.21	0.19	0.21
November 2010	0.21	0.19	0.21
December 2010	0.20	0.18	0.20
January 2011	0.19	0.17	0.19
February 2011	0.18	0.16	0.18
March 2011	0.18	0.16	0.18

	BMF&BOVESPA
	Units – SANB11
	High	Low	Last
	R$ per share
2006 ANNUAL	N/A	N/A	N/A
2007 ANNUAL	N/A	N/A	N/A
2008 ANNUAL	N/A	N/A	N/A
2009 ANNUAL
1º Quarter	N/A	N/A	N/A
2º Quarter	N/A	N/A	N/A
3º Quarter	N/A	N/A	N/A
4º Quarter	23.89	20.98	23.80
2010 ANNUAL
1º Quarter	24.05	21.08	21.97
2º Quarter	22.25	18.31	20.49
3º Quarter	23.61	17.93	23.08
4º Quarter	26.05	22.88	24.85
2011 FIRST QUARTER
LAST 6 MONTHS
October 2010	25.26	22.88	25.25
November 2010	26.05	22.03	25.95
December 2010	23.71	21.60	23.35
January 2011	22.95	19.22	20.77
February 2011	20.75	18.05	19.35
March 2011	20.32	18.82	19.90

ADSs traded on NYSE

Our ADSs have been listed and traded on the NYSE since October 7, 2009.  Our units abroad, including in the form of ADRs representing ADSs are registered with the SEC under the Securities Act.

The deposit agreement, pursuant to which ADRs have been issued is between us and JPMorgan Chase Bank National Association, as depositary, and the holders from time to time of ADRs.

Since certain of such of our shares and our ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

NYSE
ADS - BSBR
	High	Low	Last
U.S.$ per share
2006 ANNUAL	N/A	N/A	N/A
2007 ANNUAL	N/A	N/A	N/A

2008 ANNUAL	N/A	N/A	N/A
2009 ANNUAL
1º Quarter	N/A	N/A	N/A
2º Quarter	N/A	N/A	N/A
3º Quarter	N/A	N/A	N/A
4º Quarter	14.28	12.59	13.05
2010 ANNUAL	15.66	9.82	13.60
1º Quarter	12.67	11.55	12.43
2º Quarter	12.82	9.82	10.33
3º Quarter	13.78	10.00	13.77
4º Quarter	15.66	12.72	13.60
2011 FIRST QUARTER	13.98	10.86	11.50
LAST 6 MONTHS	15.66	10.86	11.50
October 2010	15.54	13.78	14.39
November 2010	15.66	12.76	13.05
December 2010	13.93	12.72	13.60
January 2011	13.98	11.46	11.60
February 2011	12.64	10.86	12.18
March 2011	12.35	11.31	11.50

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

General

We are currently a publicly held company, incorporated under Brazilian law.  Our headquarters are located in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, 2041 and 2235, Bloco A, Vila Olímpia.  Documentation of our incorporation is duly registered with the Junta Comercial do Estado de São Paulo (Board of Trade of the State of São Paulo), or JUCESP, under NIRE (Registry Number) No. 35300332067.

On September 18, 2009, we entered into an agreement to join the Level 2 segment of the BM&FBOVESPA, pursuant to which we must comply with certain requirements relating to corporate governance practices and disclosure of information to the market.

Issued Share Capital

As of the date of this annual report, our capital stock is R$62,828,201,614.21, fully paid-in and divided into 399,044,116,905 shares, all nominative, in book-entry form and without par value, consisting of 212,841,731,754 common shares and 186,202,385,151 preferred shares.  Under our by-laws, we may increase our capital stock up to our authorized limit, irrespective of any amendments to our by-laws, upon a resolution of our board of directors, and through the issue of up to 500 billion new shares, provided that the total number of preferred shares cannot exceed 50.0% of the total number of our outstanding shares.  Any capital increase in excess of this limit requires approval by our shareholders.  Pursuant to the rules of the Level 2 segment of BM&FBOVESPA, we may not issue certificates, and in accordance with Law No. 4,595, we may not issue debentures.  Within the limit of our authorized capital and according to the plan approved by the shareholders’ meeting, we may grant stock options to our officers, employees and individuals who render services to us or to our controlled companies, with the exclusion of the preemptive right of our shareholders at the time of the grant or exercise of the stock options. See “Item 6. Directors, Senior Management and Employees—B. Compensation–—Share Compensation Plans.”

Treasury Stock

As of the date of this annual report, we have no shares in treasury.

Shareholders’ Agreement

As of the date of this annual report, there is no shareholders’ agreement in effect related to us.

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

Policy for the Trading of Our Securities

We have a policy outlining rules for trading of our securities, the objectives of which are (1) to prevent and punish insider trading of our securities, and (2) define rules relating to the trading of our securities, according to CVM Instruction No. 358 and our internal policies.  This policy also is intended to prevent tipping (the passing of privileged information to the benefit of third parties) and to promote transparency in the trading of our securities.  This policy describes periods in which there shall be no trading with our securities, in order to avoid any question of insider trading.  The policy applies to us, our controlling shareholders (be they direct or indirect), board members, members of our fiscal council (when it is active) and other technical and advisory committees, employees and managers who, by virtue of their office or position have access to any privileged information and their respective direct dependents, among others.

Among other matters, our policy establishes that the persons subject to it shall refrain from buying or selling, by themselves or via their direct dependents or by using directly or indirectly controlled companies, any securities issued by us, or backed by them, as well as their respective derivatives:

(1)	during the time as of the date on which they learn about any privileged information which may affect the trading of our securities, until the date on which such information is released to the public;

(2)	when there is intention to promote a take over, total or partial split-off, merger, corporate transformation or reorganization;

(3)
during the 30-days elapsed from the date we release the half-yearly and yearly balance sheets until the date that we publish our financial statements and the release of our quarterly financial information, or  “ITR”; and

(4)
during the time elapsed from the date we decide to increase our capital, to float new securities, to allot dividends, to grant bonuses, to split or group shares until we publish the respective public notices or announcements thereabout.

Our policy also establishes that our controlling shareholders, executive officers, and members of our board of directors shall not be allowed to trade in securities issued by us or their respective derivatives, whenever we are in the process of acquiring or disposing of shares issued by the us (“Buyback Program”), by our controlled or associated companies or by any other company under their common control, or if there has been granted an option or power of attorney for the same purpose, provided, however, that such prohibition shall not apply in the event the Buyback Program has the specific purpose of making feasible the management of the risk brought about our activities as market making, and provided that on the days on which the persons described above are doing business, we will only trade in shares issued by us to attend to the purposes provided for in the Buyback Program.

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

•
the approval of contracts which would have been subject to approval in general shareholders’ meeting entered into by and between us and our controlling shareholder, directly or indirectly, and contracts of other companies in which the our controlling shareholder may hold an interest, whenever, pursuant to a statutory or bylaw provision, action is required to be taken on such contracts at a shareholders’ meeting;

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

Transactions of Interest to Our Directors

Brazilian corporate law prohibits a director from: (1) performing any act consisting of a concession by using corporate assets to our detriment, as well as borrowing funds or obtaining any loan with, or borrowing any corporate assets from us, or using the benefits from our assets, services or credits, according to his own and personal interests, or benefit any company through which he or she has any interest, without prior written authorization of our shareholders or board of directors; (2) by virtue of his or her position, receiving any type of direct or indirect personal advantage from third parties without authorization in the bylaws or from a shareholders’ meeting; and (3) taking part in any corporate transaction in which he or she has an interest that conflicts with our interest or in the decisions made by other directors on the matter.

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

•
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

•
The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ general meeting.  We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of those rights if the redemption of shares of dissenting or non-voting shareholders would jeopardize our financial stability.

•
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

On November 9, 2010, our board of directors approved the buyback program for our Units, to be held in treasury and subsequently sold, of up to 79,875,510 common shares and 72,614,100 preferred shares. The term of the program expires on November 9, 2011.

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

Restriction on Certain Transactions by us, our Controlling Shareholders, Directors, Executive Officers and Members of our Fiscal Council

Under the CVM rules and regulations, we, our direct and indirect controlling shareholders, directors, executive officers and members of our fiscal council, when it is active, and members of any other technical or advisory committees or bodies performing technical or advisory functions, created under by our by-laws, or  anyone who, due to its position, function, or position with us, our controlling shareholders, controlled companies or companies under common control have access to any material act or fact with respect to our business (who are considered insiders under Brazilian securities regulations), must abstain from trading in our securities, including derivatives based on our securities, in the following circumstances:

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

Restrictions on Certain Transactions Outside our Corporate Purposes

Brazilian corporate law determines that we are expressly prohibited from carrying out any transactions that are not related to our corporate purposes or not in compliance with our by-laws.

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

Periodical and Occasional Publication of Information

Pursuant to the Brazilian securities regulation and CVM Instruction 358, we must provide certain information to the CVM and the BM&FBOVESPA on a periodic basis, including annual information, quarterly information and the quarterly management reports and reports of independent auditors.  Brazilian securities regulations also require public companies to file with the CVM all shareholders’ agreements and notices and minutes of the shareholders’ meetings. Pursuant to CVM Ruling No. 480, of December 7, 2009 effective as of January 1, 2010, we must also file and constantly update a reference form (“Reference Form”) with the CVM (and available to the market), containing complete information with respect to us (similar to this annual report). The Reference Form has to be updated on a yearly basis and delivered up to 5 months after the date on which the corporate year is closed, and whenever certain data contained therein is altered, within 7 business days as from the fact that originated the change.

In addition to the disclosure requirements imposed by Brazilian corporate law and the CVM, we must also observe the following disclosure models:

•
we must, no later than four months after the end of each fiscal year, , pursuant to CVM Ruling No. 457, of July 13, 2007, as amended, release financial statements or consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, or International Financing Report Accounting Standards, or IFRS, in reais or U.S. dollars, which must be disclosed in their entirety, in the English language, together with (a) the management report, (b) an explanatory note stating that the financial statements are in accordance with IFRS and Brazilian GAAP, and (c) the independent auditors’ report; and

•
after the disclosure of information as established above, by no later than 15 days following the term established by Brazilian law for disclosure of our quarterly information, we must: (1) disclose our full quarterly information translated into the English language; or (2) disclose our financial statements or consolidated financial statements in accordance with U.S. GAAP or IFRS, accompanied by the independent auditors’ review report.

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

D.    Exchange Controls

Foreign Investment in Brazil

Foreign Direct Investment

Foreign Direct Investment in Brazil is regulated by Law No. 4,131 and Law No. 4,390 enacted on September 3, 1962 and August 29, 1964, respectively, as amended.  According to Law No. 4,131, foreign capital is considered to be “any goods, machinery and equipment that enter Brazil, with no initial disbursement of foreign currency, for the production of goods and services, as well as any funds brought into the country for investment in economic activities, provided that in both cases they belong to individuals or legal entities resident, domiciled or headquartered abroad”.

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

Capital Markets Investment

Investors residing outside Brazil, including institutional investors, are authorized to purchase securities in Brazil on the Brazilian stock exchange, provided that they comply with the registration requirements set forth in Resolution No. 2,689, issued on January 26, 2000, of the CMN, and CVM Instruction No. 325, issued on January 27, 2000, as amended.

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

E.      Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the acquisition, exchange ownership and disposition of units or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase units or ADSs.  The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty.  No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of units or ADSs.  Prospective holders of units or ADSs should consult their tax advisers as to the tax consequences of the acquisition, ownership and disposition of units or ADSs in their particular circumstances.

Brazilian Tax Considerations

The following discussion is a summary of the Brazilian tax considerations relating to the acquisition, exchange, ownership and disposition of units or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Resident Holder”).  The discussion is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differences of interpretation.  Any change in such law may change the consequences described below.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries.  The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil.

The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our units or ADSs.  Prospective purchasers should consult their tax advisers with respect to an investment in our units or ADSs in light of their particular investment circumstances.

Income Tax

Dividends

Dividends paid by a Brazilian company, such as ourselves, including stock dividends and other dividends paid to a Non-Resident Holder are currently not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated since  January 1, 1996.  Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

Interest Attributable to Shareholders’ Equity

Law No. 9,249, dated December 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on net equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits; subject to the limits described below.  These distributions may be paid in cash.  For tax purposes, this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and the amount of this deductible expense may not exceed the greater of:

•
50.0% of the net income (after the deduction of social contribution on net profit but before taking into account allowances for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; and

•	50.0% of our accumulated profits.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% for individuals or entities residing in a “Tax Haven” (i.e., a country where there is no income tax or where income tax is below 20% or where local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership).  These payments may be included, at their net value, as part of any mandatory dividend , as discussed above under “—Dividend Policy”.  To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.  If we pay interest attributable to shareholders’ equity in any year, and the payment is not recorded as part of the mandatory distribution, no additional amounts would be required to be paid by the Company.

On June 24, 2008, Law 11,727 was enacted establishing the concept of a “privileged tax regime”.  Under this new law, a “privileged tax regime” exists in a jurisdiction that meets any of the following requirements: (1) it does not tax income or taxes income at a maximum rate lower than 20%; (2) it grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (3) it does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20%; or (4) it restricts the ownership disclosure of assets and ownership rights or restricts disclosure about the execution of economic transactions. Normative Ruling No. 1,037, dated as of June 4, 2010, lists the business entities considered by Brazilian tax authorities to be subject to the “privileged tax regime.”

Although the interpretation of the current Brazilian tax legislation could lead to the conclusion that the above-mentioned concept of “privileged tax regime” should apply only for the purposes of Brazilian transfer pricing rules and thin capitalization rules, it is unclear whether such concept would also apply to investments carried out in the Brazilian financial and capital markets.  There is no judicial guidance as to the application of Law No. 11,727 of June 24, 2008 and, accordingly, we are unable to predict whether the Brazilian Internal Revenue Service or the Brazilian courts may decide that the “privileged tax regime” concept will be applicable to deem a Non-Resident Holder as a Tax Haven resident when carrying out investments in the Brazilian financial and capital markets.  In the event that the “privileged tax regime” concept is interpreted to be applicable to transactions carried out in the Brazilian financial and capital markets, this tax law would accordingly result in the imposition of taxation on a Non-Resident Holder that meets the privileged tax regime requirements in the same manner and to the same extent applicable to a Tax Haven resident.

Distributions of interest on shareholders’ equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, if  the investment is registered with the Central Bank.

Capital Gains

According to Law 10,833/03, the gains recognized on a disposition of assets located in Brazil, such as our units, by a Non-Resident Holder, are subject to withholding of income tax in Brazil.  This rule is applicable regardless of whether the disposition occurs in Brazil or abroad and regardless of whether the disposition is made to an individual or entity resident or domiciled in Brazil.

As a general rule, capital gains realized as a result of a disposition of units are the positive difference between the amount realized on the disposition of the units and the acquisition cost of such units.

Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank and how the disposition is carried out, as described below.

Capital gains realized by a Non-Resident Holder on the disposition of units sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•
are subject to the withholding of income tax at a zero percent rate, when realized by a Non-Resident Holder that (1) has registered its investment in Brazil before the Central Bank under the rules of the Brazilian Monetary Counsel (“Registered Holder”) and (2) is not a Tax Haven resident; and

•
are subject to income tax at a rate of 15% with respect to gains realized by a Non-Resident Holder that is not a Registered Holder and gains earned by Tax Haven residents that are Registered Holders.  In this case, withholding income tax of 0.005% will be applied by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against the 15% income tax due on the capital gain, which will be withheld by the Non-Resident Holder’s tax representative in Brazil.

Any other gains realized on the disposition of units that is not carried out on the Brazilian stock exchange:

•	are subject to income tax at a rate of 15% when realized by any Non-Resident Holder that is not a Tax Haven resident, no matter if a Registered Holder or not; and

•	are subject to income tax at a rate of 25% when realized by a Tax Haven resident, no matter if a Registered Holder or not.

If the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, withholding of income tax of 0.005% will also be applied by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder. This withholding tax can be later offset against the 15% or 25%, as the case may be, income tax due on the capital gain, which will be withheld by the Non-Resident Holder’s tax representative in Brazil. As the Non-Resident Holder’s tax liability will be satisfied by withholding, the Non-Resident Holder will not need to file a Brazilian tax return with the Brazilian tax authorities.

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

Sale of ADSs

Pursuant to Section 26 of Law No. 10,833, the sale of property located in Brazil by a Non-Resident Holder, whether to a Brazilian resident or to another Non-Resident Holder is subject to Brazilian income tax.  Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian income tax.  Insofar as the regulatory norm referred to in Section 26 is recent and generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such discussion.

Gains on the exchange of ADSs for units

Non-Resident Holders may exchange ADSs for the underlying units, sell the units on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange or sale (in reliance on the depositary’s electronic registration). We understand that this transaction will not be subject to income tax in Brazil.

Upon receipt of the underlying units in exchange for ADSs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such units as a foreign portfolio investment under Resolution No. 2689/00, which will entitle them to the tax treatment applicable to Registered Holders described above.

Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such units as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a Registered Holder.

Gains on the exchange of units for ADSs

The deposit of units in exchange for the ADSs by a Non-Resident Holder may be subject to Brazilian income tax on capital gains if the acquisition cost of the units is lower than:

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

If a Non-Resident Holder that is a foreign direct investor under Law No. 4,131/62 wishes to deposit its units into the ADR program in exchange for ADSs, such Non-Resident Holder will be required to present to the custodian evidence, if applicable, of payment of the income tax assessed on capital gains at the rate of 15.0% or, in the case of a Tax Haven resident , 25.0%.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions

The Tax on Foreign Exchange Transactions (IOF/Exchange Tax), is due on the conversion of national or foreign currency, or any document that represents it, into an available equivalent amount.  Currently, for most exchange transactions, the IOF/Exchange Tax rate is 0.38%.

However, different rates apply to an inflow of resources into Brazil for investments carried out by Non-Resident Holders in the Brazilian financial and capital markets under regulations issued by the CMN 2.689 (‘Resolução 2689’). These rates are:

(i)	investments in financial and capital markets (Fixed Income), constitution of guaranteed margin, derivatives operations with predetermined yield, including simultaneous operations: 6%;

(ii)
investment in variable income securities negotiated on a stock exchange, commodities and futures, acquisition of shares in public offers or subscription of shares, as long as they belong to companies that  are allowed to deal in the stock exchange: 2%;

(iii)	application on investment funds in participations (FIP), investment funds in emergent companies (FIEE) and investment funds in shares from these funds (FIC-FIP and FIC-FIEE): 2%;

(iv)	operations of cancellation of depositary receipts for shares acquisition: 2%;

(v)	return on investments: zero; and

(vi)	delivery of interest on capital and dividends: zero.

Under the provisions of the Law, the Brazilian government may increase any of these rates at any time, up to 25.0%.  However, any increase in rates may only apply to future transactions.

Tax on Transactions involving Bonds and Securities

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, known as “IOF/Bonds Tax”.

Currently, the IOF/Bond Tax has a daily rate of 1% over the redemption amount, assignment or renegotiation, limited to the instrument’s yield to maturity. This rate is only applicable to bonds and investment funds with fixed income securities.

The rate of IOF/Bonds Tax applicable to transactions of variable income securities including those in stock markets, commodity and futures that  involve shares, or units comprised of shares, is reduced to zero.

The conversion of shares into ADRs or units into ADSs was not taxable before November 17, 2009.  Following the enactment of Decree No. 7,011 of November 18, 2009, these transactions are subject to the IOF/Bonds Tax at the rate of 1.5% over the transaction value (obtained by multiplying the number of shares/units converted by its closing price at the day before the conversion, or, in the case no negotiation was made on that day, by the last closing price available).

Other Brazilian Taxes

The inheritance and gift tax (ITCMD), is applicable to the transfer of any goods or rights by gift or bequest. The transfer or disposition of shares, or units comprised of shares that are abroad to individuals that are domiciled in Brazil is subject to taxation. ITCMD does not apply to the transfer or disposition of such shares or units to individuals not domiciled in Brazil.

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

The summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect.  In addition, the summary is based in part on representations of the depositary and assumes that each obligation provided for in, or otherwise contemplated by, the deposit agreement or any other related document will be performed in accordance with its terms.  U.S. Holders are urged to consult their tax advisers as to the U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or units in their particular circumstances.

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

The U.S. Treasury has expressed concerns that parties to whom ADSs are released before delivery of shares to the depositary (a practice called “pre-release”) or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs.  These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by these parties or intermediaries.

Taxation of Distributions

Distributions paid on our common shares (including distributions to shareholders that are treated as interest on net equity for Brazilian tax purposes and amounts withheld in respect of Brazilian tax), other than certain pro rata distributions of our common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  These dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the depositary’s) receipt of the dividend, and will not be eligible for the “dividends received deduction” generally allowed to corporations receiving dividends from domestic corporations under the Code.  The amount of the distribution will equal the U.S. dollar value of the reais received, calculated by reference to the exchange rate in effect on the date that distribution is received (which, for U.S. Holders of ADSs, will be the date on which the distribution is received by the depositary), whether or not the depositary or U.S. Holder in fact converts any reais received into U.S. dollars at that time.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.  Any gains or losses resulting from the conversion of reais into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will generally be U.S.-source.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid with respect to our ADSs to certain non-corporate U.S. Holders will be taxable at favorable rates, up to a maximum of 15%, in taxable years beginning before January 1, 2013.  It is unclear whether these favorable rates will also apply to dividends paid with respect to preferred shares underlying the units.  Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates in their particular circumstances.

Sale or Other Disposition of ADSs or Units

Subject to the discussion of the passive foreign investment company rules below, gain or loss realized by a U.S. Holder on the sale or exchange of ADSs or units will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the ADSs or units and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss to the extent that the U.S. Holder’s holding period with respect to the shares underlying the ADSs or units exceeds one year.  Gain or loss, if any, will generally be U.S.-source for foreign tax credit purposes.  The deductibility of capital losses is subject to limitations.  Long-term capital gain of a non-corporate U.S. Holder is generally taxed at a preferential rate.  If a Brazilian tax is withheld on the sale or other disposition of ADSs or units, a U.S. Holder’s amount realized will include the gross amount of proceeds of the sale or disposition before the deduction of the Brazilian tax.  See “—Brazilian Tax Considerations” for a description of when a disposition may be subject to taxation by Brazil.

Foreign Tax Credits

Subject to certain generally applicable limitations, which may vary depending upon a U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Brazilian income taxes withheld from dividends on ADSs or units. A U.S. Holder will be entitled to use these foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income.  This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Because a U.S. Holder's gains from the sale or exchange of ADSs or units will generally be treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of the foreign taxes imposed on any such gains.

U.S. Holders should consult their tax advisers as to whether these Brazilian taxes may be creditable against the U.S. Holder’s U.S. federal income tax liability on foreign-source income from other sources. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Brazilian income taxes in computing taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

The Brazilian IOF/Exchange Tax imposed on the purchases of units and the IOF/Bonds Tax on the deposits of units in exchange for ADSs (as discussed above under “—Brazilian Tax Considerations”), will not be treated as creditable foreign tax for U.S. federal income tax purposes.  U.S. Holders should consult their tax advisers as to whether those taxes would be deductible for U.S. federal income tax purposes.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury Regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, and on management estimates, we do not expect to be a passive foreign investment company (a “PFIC”) for our current taxable year or in the foreseeable future.  However, because the proposed Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year.  The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25.0% interest), and the nature of our activities.

If we were a PFIC for any taxable year during which a U.S. Holder held our ADSs or units, any gain recognized by a U.S. Holder on a sale or other disposition of ADSs or units would be allocated ratably over the U.S. Holder’s holding period for the ADSs or units.  The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to all other taxable years would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each of those taxable years.  Further, the portion of any distribution in respect of ADSs or units that is in excess of 125 percent of the average of the annual distributions on ADSs or units received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above.  Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or units.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Pursuant to a recent amendment Code, if we are a PFIC in any taxable year, a U.S. Holder may be required to file an annual report with the Internal Revenue Service (the “IRS”) containing such information as the Treasury Department may require.

In addition, if we are a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to certain dividends paid to non-corporate holders would not apply.

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution).  U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of ordinary shares or ADSs.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is an exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.  The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act.  In accordance with these statutory requirements, we file or furnish reports and other information with the SEC.  Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may also be inspected at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.  In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the internet at http://www.sec.gov.

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

Credit Risk

Our credit risk management process is designed to follow the standards of the Santander Group while taking into account our product offerings and the specific regulatory requirements of our operations in Brazil.  Our credit approval processes, particularly approval of new loans and risk monitoring, is structured in accordance with our customer and product classification.  Credit approval and monitoring have been unified, but are still conducted separately on different information technology platforms for Santander Brasil and the former Banco Real network, until the technological integration process is concluded.

Our credit approval processes are structured primarily around our retail lending and wholesale lending activities.  For additional details on our credit risk management policies with respect to specific categories of loans by type of customer see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Loan Portfolio—Types of Loans by Type of Customer”.

Retail Lending

In our retail banking, credit requests by individuals are analyzed by a credit approval system applying various types of processes depending on the credit history of the customer and the type of credit requested.  For standard credit requests in amounts less than R$400,000, approval is generally made at our branches are based on an automatic, standardized process.  When the customer’s request is submitted for credit approval, we collect relevant credit information for the customer, including the individual’s profession, level of income, internal and external financial restrictions, credit history, current indebtedness, and relationship with us.  Based on this data and the type of credit requested, our credit rating system automatically assigns a credit rating based on a scoring model and our risk management policies.  We use our scoring models in two different phases, an “initial” phase and an “ongoing” phase.  A pure credit scoring model is applied in the initial phase when the customer starts the relationship with us.  A behavioral scoring model is used when the customer has already had a relationship with us for the time period established by our risk management policies.  This policy allows us to evaluate our existing customers with a more complete analysis than if we applied a pure scoring model for all customers.

For financing products designed to be offered to SMEs, the credit risk approval process can be based on an automated scoring system and or be manually individually analyzed and approved, based on the creditworthiness of the customer, in accordance with the respective credit risk approval authority levels as described in the table below. This preliminary analysis also generates a credit rating based on our internal models.  Additional information, such as the characteristics of the financing product being offered, including related terms and conditions and collateral granted in connection therewith, is also taken into account as part of the approval process.

Our branches have distinct operational processes in approving credit requests, in view of distinct technology platforms, but follow the same risk appetite, strategies and policies.  Preapproved limits are granted lines of credit for a particular individual or a SME based on the creditworthiness and size as determined according to our scoring criteria.  Credit approval by our branches is allowed by authorized personnel according to established parameters.

We have established procedures and authorized certain organizational bodies to approve credit requests in amounts greater than those delegated to individual branches (both for individuals and SMEs).  Such approvals are made following application of the relevant scoring model and individualized analysis by the relevant authorized body.  The following table sets out the individuals or bodies authorized to make extensions of credit to retail borrowers for the amounts specified.

Authorization Required	Amount
Branch(1)	Up to R$600,000
Regionalized Committees	Up to R$800,000
Business Committees(2)	Up to R$1.2 million
Network Committees(3)	Up to R$2.0 million
Decision centers(4)	Up to R$6.0 million

Authorization Required	Amount
Retail Risk Committee(5)	Up to R$15.0 million
Superior Risk Committee for Retail(6)	Up to R$40.0 million
Superior Risk Committee(7)	Up to U.S.$70.0 million
Brazil Executive Risk Committee(8)	Up to €100.0 million

(1)	For individuals, the maximum value is R$110,000.

(2)	Members of Business Committees include a credit risk consultant.

(3)	Members of Network Committees include a credit risk consultant.

(4)	Members of the Decision Centers of Risk includes Superintendents and other representatives of the Risk area.

(5)	Members of the Retail Risk Committee include a Superintendent of Risk Retail and other representatives of the Risk area.

(6)	Members of the Superior Risk Committee for Retail include the Directors of Retail.

(7)	Members of the Superior Risk Committee include the Director of Wholesale, Retail Risk Officers, Director of Market Risk, Director of Billing and representatives from each Risk department.

(8)
Realized jointly with the Corporate Risk Committee, with members from Brazil and Spain, among them: Risk General Director/Madrid, Risk Executive Vice President/Brazil, Market Risk Director/Brazil, Risk Directors of Wholesale, Retail, Recovery and Solvency.

Wholesale Lending

For lending to our wholesale banking customers, the approval process is determined for each customer class and product separately. Credit requests by our Global Banking & Markets customers, a group of approximately 700 entities, are approved by the Superior Risk Committee or by the Brazil Executive Risk Committee.  Credit requests by our corporate customers/Corporate Segment (corporations with annual revenues in excess of R$250 million) and business enterprise customers/ Enterprises Segment (corporations with annual revenues between R$30 million and R$250 million) must be approved by credit committees set forth in the following table for the amounts indicated.

Authorization Required	Amount Corporate Customers (GB&M)	Amount Business Enterprise Customers
Regional approval committee	N.A.	Up to R$5.0 million
Regional Wholesale Risk Committee	N.A.	Up to R$15.0 million
Wholesale Risk Committee	N.A.	Up to R$40.0 million
Superior Risk Committee(1)	Up to U.S.$40.0 million	Up from U.S.$70.0 million
Brazil Executive Risk Committee(2)	Up to €100.0 million	Up to €100.0 million

(1)	Members of the Superior Risk Committee include, among others, Directors of Wholesale, Retail, Market Risk, Recovery and representatives from the Risk departments.

(2)
Realized jointly with the Corporate Risk Committee, with members from Brazil and Spain, among them: Risk General Director/Madrid, Risk Executive Vice President/Brazil, Market Risk Director/Brazil, Risk Directors of Wholesale, Retail, Recovery and Solvency.

Credit Monitoring

Credit lines to retail banking customers (companies) are reviewed on a weekly basis.  Credit lines to retail customers (individuals) are reviewed on a daily basis, based on a client’s credit rating. This process allows improvements in the credit exposure with customers that have presented good credit quality.  Specific early warnings are automatically generated in the case of the deterioration of a customer’s credit quality.  In this event, a credit risk mitigation process designed to prevent default begins with identification of the customer’s solvency problem (expenditures and other financial commitments) and the customer is approached by the relationship manager.

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

Collections

In order to reduce costs and increase recovery, the Collection Area uses tools, such as behavior score, to study the collection performance of certain groups. Customers who have a good probability to pay are classified as low risk and we give adequate attention to maintain a healthy relationship with them.  On the other hand, customers with low probability to pay are classified as high risk and receive a more intense scrutiny.  All the customers in delinquency or with renegotiated contracts raise an internal flag.

The strategies and the different collection channels are defined according to the customer delinquency (days past due and amount). This results in what we call a Responsibility Map. We adopt an intense collection model to deal with customers in the beginning of delinquency. This model has specific strategies and an internal effective monitoring. In this phase we use Call Centers, external credit bureaus, collection letters and sales force on the branches.  A specialized team is used in order to collect and restructure cases with delinquency over 60 days past due with higher amounts. We also use external agencies and attorneys to collect from higher risk customers. These agencies receive a success fee according to the collected amount.

Frequently, we perform portfolio sales focused on charge off accounts.  These portfolio sales usually happen through auctions in order to look for the better market opportunity.

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

We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business.  We maintain non-trading open currency positions arising from our investments in overseas subsidiaries (such as our Cayman Islands branch), affiliates and their currency funding.  Our principal non-trading currency exposure is the U.S. Dollar, which, as mandated by our policies, is hedged to the real within established limits.

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

Procedures for Measuring and Managing Market Risk

Our board of directors is responsible for establishing our policies, procedures and limits with respect to market risk, including which businesses to enter into and maintain.  The risk committee monitors our overall performance in light of the risks assumed.  Together with the local and global assets and liabilities committees, each market risk unit measures and monitors our market and liquidity risk and provides figures to the assets and liabilities committees to use in managing such risks.

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

Market Risk Limit Structure

The market risk limit structure represents the Bank’ risk appetite and is aligned with  our global market risk management policies, which encompass all of our business units and serve to:

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

We actively manage market risk arising from proprietary trading and market-making activities through the use of cash and derivative financial instruments traded in over-the-counter, or “OTC”, and organized markets.  We typically hedge interest rate risk derived from market-making by buying or selling very liquid cash securities such as government bonds, or futures contracts listed at BM&FBOVESPA.

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

Our standard methodology is based on historical simulation (521 days).  In order to capture recent market volatility in the model, our VaR figure is the maximum between the 1% percentile and the 1% weighted percentile of the simulated profit and loss distribution.  This loss distribution is calculated by applying an exponential decline factor, which accords less weight to the observations farthest away in time.

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

Liquidity risk. Liquidity risk is associated with our capacity to finance our commitments at reasonable market prices, as well as to carry out our business plans with stable sources of funding.  We permanently monitor maximum gap profiles.  The measures used to control liquidity risk are the liquidity gap, stress scenarios and contingency plans.

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

Analysis of scenarios/contingency plan.  The contingency plan includes the local and external activities and consists of a formal set of preventive and corrective actions taken in times of liquidity crises.

Using analysis of historical scenarios and simulations of impacts on bank liquidity we define action plans and contingencies to establish roles and responsibilities and levels to trigger the contingency plan. Each unit must prepare its contingency plan and submit it to Santander Spain semiannually. The document can be updated more or less frequently depending on the market liquidity conditions.

Quantitative Analysis

Trading Activity

Quantitative analysis of daily VaR in 2010.  Our risk performance with regard to trading activity in financial markets during 2010, measured by daily VaR, is shown in the following graph.

VaR during 2010 fluctuated in a range between R$6 million and R$64 million. The VaR variance shown in the chart above was mainly due to changes of positions taken by trading book during 2010.

As observed in the histogram below, the VaR maintained a range between R$15 million and R$35 million on 68% of days in 2010.

Histogram of Risk – VaR (in Million of BRL)

Risk by factor.  The minimum, maximum, average and year-end 2010 risk values in VaR terms were as follows:

	Minimum	Average	Maximum	Last
	(in Million of R$)
Total Trading
Total VaR	6.79	17.19	63.88	20.60
Diversification Effect	2.04	(17.79)	(79.77)	(21.62)
IR VaR	2.86	21.76	49.42	20.18
Equity VaR	0.50	8.80	28.77	7.63
FX VaR	1.39	14.41	65.46	14.41

The average VaR for 2010 was R$27.2  million less than in 2009, due to a decrease in market volatility in 2010 and a decrease in trading positions during the second half of 2010. The average risk of the three main risk factors, interest rates, equity price and exchange rates, were R$21.8 million, R$8.8 million and R$14.4 million, respectively, with a negative average diversification effect of R$17.8 million.  The chart below shows the evolution of the risk groups VaR interest rates (IR), VaR exchange rates (FX) and VaR equity prices.

Risk Statistics in 2010

Risk management of structured derivatives.  Our structured derivatives activity (non-organized markets) is mainly focused on structuring investment and hedging products for customers.  These transactions include options on FX equities, currencies, fixed-income instruments and mostly market making books.

Scenario analysis.  Different stress test scenarios were analyzed during 2010.  A scenario of correlation break, generated results that are presented below.

Worst Case Scenario

The table below shows, on December 31, 2010, the maximum daily losses for each risk factor (fixed-income, equities and currencies), in a scenario which uses historical volatilities and  simulates variations of the risk factors of +/-3 and +/-6 standard deviations on a daily basis. From this group of scenarios, we generate a table of stress test results, which identifies the largest loss per risk factor. The sum of the largest losses of each risk factor is the result of the Worst Case Scenario, which considers the break of correlation between risk factors.

Worst Case Stress Test

	Fixed Income	Equities	Exchange Rate	Total
	(in millions of R$)
Total trading	(19.2)	(23.0)	(22.3)	(64.5)

The stress test shows that the economic loss suffered by the group in the marked-to-market result would be, if this scenario materialized in the market, R$64.5 million.

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

Quantitative Analysis of Interest Rate Risk in 2010

Convertible Currencies

At the end of  2010, the sensitivity of net interest margin at one year, to a parallel rise of 100 basis points in the local yield curve was R$255 million.

In addition, at the end of 2010, the sensitivity of  net worth to parallel rises of 100 basis points in the yield curves was R$1,249 million in the local currency yield curve.

Structural Gap

The following table shows the managerial gaps between the repricing dates of our assets and liabilities in December 31, 2010.

	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not sensitive
	(in millions of R$)
Money Market	140,484	52,133	7,277	6,161	5,355	41,069	7,361	11,260	9,869
Loans	148,355	30,010	18,357	21,366	25,266	42,940	5,180	4,615	622
Permanent	29,316	—	—	—	—	—	—	—	29,316
Other	82,645	26,091	—	—	—	—	—	—	56,553
Total Assets	400,801	108,234	25,634	27,527	30,621	84,009	12,541	15,874	96,361
Money market	(127,543)	(94,449)	(793)	(538)	(2,089)	(16,399)	(4,557)	(8,718)	—
Deposits	(116,483)	(62,116)	(3,973)	(1,705)	(402)	(47,431)	(653)	(203)	—
Equity and Other	(156,774)	(24,746)	(2,338)	(4,063)	(2,692)	(832)	(10)	—	(122,094)
Total Liabilities	(400,801)	(181,311)	(7,104)	(6,306)	(5,184)	(64,662)	(5,220)	(8,921)	(122,094)
Balance Gap	—	(73,077)	18,530	21,221	25,438	19,347	7,320	6,953	(25,733)
Off Balance Gap	—	34,375	(3,527)	(6,545)	(13,309)	(8,761)	(1,686)	(547)	—
Total Structural Gap	—	(38,701)	15,003	14,676	12,128	10,586	5,634	6,407	(25,733)
Accumulated Gap	—	(38,701)	(23,698)	(9,022)	3,106	13,692	19,326	25,733	—

The interest rate risk of our balance sheet management portfolios, measured by the sensitivity of market value of the net interest margin to a parallel movement of 100 basis points, remained stable along the year. In December 2010, reached its maximum with the beginning of new strategies for 2011.

The following chart shows our net interest margin, or “NIM”, and equity, or “MVE”, sensitivity during each month in 2010.

Interest Rate Risk Profile at December 31, 2010

The currency gap tables below show the managerial distribution of risk by maturity and currency in Brazil as of December 31, 2010 (in millions of R$).

	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not sensitive
Gaps in local currency
Money market	124,967	50,765	7,136	6,151	4,524	38,997	4,597	2,929	9,869
Loans	128,294	27,978	15,938	13,809	19,450	41,521	4,709	4,483	406
Permanent	29,217	—	—	—	—	—	—	—	29,217
Others	63,309	6,938	—	—	—	—	—	—	56,372
Total Assets	345,788	85,680	23,073	19,960	23,974	80,519	9,307	7,412	95,864

	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not sensitive
Money market	(108,677)	(94,350)	(389)	(320)	(752)	(12,710)	(17)	(139)	—
Deposits	(111,273)	(61,482)	(917)	(226)	(361)	(47,431)	(653)	(203)	—
Equity and Other	(125,514)	(4,094)	—	—	—	—	—	—	(121,420)
Total Liabilities	(345,464)	(159,925)	(1,306)	(547)	(1,112)	(60,141)	(671)	(342)	(121,420)
Off-Balance gap	8,185	37,335	(5,734)	(6,051)	(11,795)	(12,077)	(899)	(1,422)	8,828
Gap	8,509	(36,911)	16,033	13,362	11,067	8,301	7,737	5,648	(16,729)

	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not sensitive
Gaps in foreign currency
Money market	15,517	1,369	141	10	831	2,072	2,763	8,331	—
Loans	20,061	2,032	2,420	7,557	5,816	1,419	470	131	216
Permanent	99	—	—	—	—	—	—	—	99
Others	19,335	19,153	—	—	—	—	—	—	182
Total Assets	55,013	22,554	2,561	7,568	6,647	3,490	3,234	8,462	497
Money market	(18,866)	(99)	(404)	(218)	(1,337)	(3,689)	(4,540)	(8,579)	—
Deposits	(5,210)	(634)	(3,056)	(1,478)	(42)	—	—	—	—
Equity and Other	(31,261)	(20,652)	(2,338)	(4,063)	(2,692)	(832)	(10)	—	(673)
Total Liabilities	(55,337)	(21,385)	(5,798)	(5,759)	(4,071)	(4,521)	(4,550)	(8,579)	(673)
Off-Balance gap	(8,185)	(2,959)	2,207	(494)	(1,514)	3,316	(787)	875	(8,828)
Gap	(8,509)	(1,791)	(1,030)	1,315	1,062	2,285	(2,103)	759	(9,004)

Market Risk: VaR Consolidated Analysis

Our total daily VaR as of December 31, 2009 and December 31, 2010, broken down by trading and structural (non-trading) portfolios, is set forth below.  The VaR data for trading and non-trading portfolios of Santander Brasil were summed and does not reflect the diversification effect.

	At December 31,
	2010				2009
	Low	Average	High	Period End
	(in millions of R$)
Trading	6.79	27.19	63.88	20.60	20.9
Non-trading	287.03	391.71	455.81	308.88	396.56
Diversification effect	—	—	—	—	6.3
Total	293.82	418.90	519.69	329.48	417.46

Note:  VaR figures for trading and non-trading portfolios was summed, thus disregarding the diversification effect.

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk were as set forth below.

Interest Rate Risk

	At December 31,
	2010				2009
	Low	Average	High	Period End
	(in millions of R$)
Interest rate risk
Trading	2.86	21.76	49.42	20.18	18.7
Non-trading	287.03	391.71	455.81	308.88	396.56
Diversification effect	—	—	—	—	—
Total	289.89	413.47	505.23	329.06	415.26

Note:  VaR figures for trading and non-trading portfolios was summed, thus disregarding the diversification effect.

Foreign Exchange Rate Risk

	At December 31,
	2010				2009
	Low	Average	High	Period End
	(in millions of R$)
Exchange rate risk
Trading	1.39	14.41	65.46	14.41	11.10
Non-trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	—	—	—	—	—
Total	1.39	14.41	65.46	14.41	11.10

Note:  VaR figures for trading and non-trading portfolios was summed, thus disregarding the diversification effect.

Equity Price Risk

	At December 31,
	2010				2009
	Low	Average	High		Period End
	(in millions of R$)
Equity price risk
Trading	0.50	8.80	28.77	7.63	3.80
Non-trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	0.50	8.80	28.77	7.63	3.80

Note:  VaR figures for trading and non-trading portfolios was summed, thus disregarding the diversification effect.

Our daily VaR estimates by activity were as set forth below.

	At December 31,
	2010				2009
	Low	Average	High	Period End
	(in millions of R$)
Trading
Interest rate risk	2.86	21.76	49.42	20.18	18.7
Exchange rate risk	1.39	14.41	65.46	14.41	11.1
Equity	0.50	8.80	28.77	7.63	3.8
Total	6.79	27.19	63.88	20.60	20.9

	At December 31,
	2010				2009
	Low	Average	High	Period End
	(in millions of R$)
Non-trading interest rate
Interest rate	287.03	391.71	455.81	308.88	396.56
Non-trading foreign exchange
Exchange rate	N.A.	N.A.	N.A.	N.A.	N.A.
Non-trading equity
Equity	N.A.	N.A.	N.A.	N.A.	N.A.
Total	293.82	418.90	519.69	329.48	417.46
Interest rate	289.89	413.47	505.23	329.06	415.26
Exchange rate	1.39	14.41	65.46	14.41	11.10
Equity	0.50	8.80	28.77	7.63	3.80

Note:  VaR figures for trading and non-trading portfolios was summed, thus disregarding the diversification effect.

Management of Operational Risks, Technological Risks and Business Continuity

The management and control model is not only a competitive driver but also a strategic factor for us.  The model is applicable to all employees in their daily activities.  In addition, it ensures alignment and compliance with corporate Santander Group guidelines, the New Basel Capital Accord – BIS II, Central Bank resolutions, local regulatory bodies and the provisions of the Sarbanes-Oxley Act.

The Vision of the Superintendence of Operational Risk

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

•
Operational Risk Unit— The Operational Risk Unit is comprised of four departments:  Information Security, Special Occurrences (fraud investigation), Intelligence and Fraud Prevention and  Operational and Technological Risks.  Responsibilities include a commitment to disseminate the culture, defining methodologies, standards, policies, tools, training and procedures applicable to and required for the effective and efficient management and control of operational risks; and

•
Operational and Technological Risks Department— The Department is responsible for ensuring the soundness of operational and technological risk management practices throughout the organization in addition to guarantying business continuity management for contingencies.  The area assists managerial staff in meeting their strategic objectives, strengthening the decision-making process and optimizing execution of daily activities.  The Department contributes to preventing and reducing operational risk losses, and also serves as the reporting function for regulatory compliance purposes.

Environmental and Social Risk

We have implemented an environmental and social risk management system for the integrated bank in the Wholesale segment.  Under this system, borrowers are screened for environmental and social concerns, such as contaminated land, deforestation, labor violations and other major environmental and social issues for which there are potential penalties.  In 2010, we screened approximately 1,500 customers (companies), including about 20 major new projects, for these types of risks.  A specialized team with background in biology, geology, environmental engineering and chemistry monitors our companies customers environmental practices, and a team of financial analysts studies the likelihood of damages that unfavorable environmental conditions may cause to our customers’ financial condition and collateral, among other effects.  Our monitoring activity focuses on preserving our capital and our reputation in the market.  We constantly train our credit and commercial areas about how apply environmental and social risk standards in credit approval process for companies.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt Securities

Not applicable.

B.    Warrants and Right

Not applicable.

C.    Other Securities

Not applicable.

D.    American Depositary Shares

Fees and Expenses

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of units, issuances in respect of unit distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADRs are cancelled or reduced for any other reason, U.S.$13.94 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be.  The depositary may sell (by public or private sale) sufficient securities and property received in respect of a unit distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing units or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

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

The reimbursements include direct payments (legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements, listing fees, investor relations expenses, advertising and public relations expenses and fees payable to Broadridge and other service providers for the distribution of hard copy materials to beneficial ADR holders in the Depositary Trust Company, such as information related to shareholders’ meetings and related voting instruction cards) and indirect payments (third-party expenses paid directly and fees waived).

For the year ended December 31, 2010, we received approximately U.S.$ 40 million as reimbursement from J.P. Morgan.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.    Defaults

No matters to report.

B.    Arrears and Delinquencies

No matters to report.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.  CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

As of December 31, 2010, under the supervision and with the participation of our management, including our chief executive officer, chief financial officer and chief accounting officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).  There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures.  Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

In addition to it and in accordance with the legal requirement (“Resolução 2.554/98”), we produced and issued an internal report on February 28, 2011, according to the Central Bank’s requirements regarding the effectiveness of the internal control environment.

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

We have adapted our internal control over financial reporting to the most rigorous international standards and comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its Enterprise Risk Management Integrated Framework.  These guidelines have been extended and installed in our Group companies, applying a common methodology and standardizing the procedures for identifying processes, risks and controls, based on the Enterprise Risk Management Integrated Framework.

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

Under the supervision and with the participation of our management, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010, based on the framework set forth by COSO.

Based on this assessment, management believes that, as of December 31, 2010, its internal control over financial reporting was effective based on those criteria.

The Registered Public Accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2010. This report follows below.

C.     Audit Report of the Registered Public Accounting Firm

For the report of Deloitte Touche Tohmatsu Auditores Independentes, our Registered Public Accounting firm, dated February 22, 2011, on the effectiveness of our Internal Control over financial reporting as of December 31, 2010, see “Item 18. Financial Statements”.

D.     Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED ]

ITEM 16A.  Audit Committee Financial Expert

The audit committee is composed of a minimum of three members and a maximum of six members, who serve one-year terms that can be renewed in successive elections, up to a limit of five years.  The audit committee is currently composed of four members. The audit committee reports to our board of directors.

Our board of directors has determined that Maria Elena Cardoso Figueira is an “Audit Committee Financial Expert” and meets the independence requirements set forth by the SEC and NYSE.  In addition, she is considered independent under applicable Brazilian law.

For more details about the Audit Committee see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Statutory Bodies”.

ITEM 16B.  Code of Ethics

The Code of Ethics (the “Code”) is applicable to all directors, officers and employees of the companies within Santander.  It defines the principles that must guide both the personal and professional behavior of employees.  They must know the Code and seek to broaden it, by championing and striving for its enforcement.  To that effect, each employee must attend the online training. The employees’ behavior should be guided by ethical principles and rules of conduct consistent with the companies’ values.

The Code helps us to establish respectful and transparent relationships and aims for the accomplishment of Santander’s obligations with its customers, employees, shareholders, partners and society as a whole.  The Code should also be a reference for the compliance with legal duties and for the maintenance of commercial relationships founded on trust with partners and clients.

The full version of the Code is available in our website www.santander.com.br/ri.

ITEM 16C.  Principal Accountant Fees and Services

The balance of  “Other general administrative expenses—Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I of the consolidated financial statements included elsewhere in this annual report) to their respective auditors, Deloitte Touche Tohmatsu, as follows:

	2010	2009
Audit of the annual financial statements of the companies audited by Deloitte (constant scope of consolidation)	(in millions of R$)
	9.05	6.18
Audit of the annual financial statements of the companies audited by Deloitte (additions to scope of consolidation)	–	0.37

In addition to the expenses with audit of the financial statements, we paid in 2009 a fee to Deloitte related to the audit of the Global Offering in the amount of R$8.8 million, after taxes and was recorded as transaction cost net of capital increase.

The services commissioned from our auditors meet the independence requirements stipulated by the Central Bank and CVM regulation and by the Sarbanes-Oxley Act of 2002, and they did not involve the performance of any work that is incompatible with the audit function.

If we are required to engage an auditing firm for audit and audit-related services, those services have to be pre-approved by the audit and compliance committee.

The audit committee is regularly informed of all fees paid to the auditing firms by us.

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

In accordance with the rules of the Central Bank, we constituted a body similar to the audit committee of the board of directors of an American company, which we refer to as our “audit committee”.

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

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our equity securities, including in the form of ADSs, by us or our affiliates in 2010.

Banco Madesant – Sociedade Unipessoal S.A.

2010	Total Number of Units Purchased	Average Price Paid per Unit in U.S.$	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	—	—	—	—
February 1 to February 28	3,015,200	11.9	—	—
March 1 to March 31	458,500	11.9	—	—
April 1 to April 30	68,900	11.7	—	—
May 1 to May 31	14,637,100	10.7	—	—
June 1 to June 30	3,551,500	10.3	—	—
July 1 to July 31	62,900	10.0	—	—
August 1 to August 31	—	—	—	—
September 1 to September 30	—	—	—	—
October 1 to October 31	—	—	—	—
November 1 to November 30	—	—	—	—
December 1 to December 31	—	—	—	—
Total	21,794,100	10.8	—	—

ITEM 16F.  Change in Registrant’s Certifying Accountant

No changes.

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

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present.  Brazilian corporate law does not have a similar provision.  According to Brazilian corporate law, up to one-third of the members of the board of directors can be elected from management.  Our president, Marcial Angel Portela Alvarez, and our executive senior vice president, José de Menezes Berenguer Neto, are members of our board of directors.  There is no requirement that our non-management directors meet regularly without management.  As a result, the non-management directors on our board do not typically meet in executive session.

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

Although we are not required under applicable Brazilian corporate law to have a nominating committee, corporate governance committee and a remuneration committee we have created  the appointment and remuneration committee, an advisory body whose function is to advise our board of directors on matters in connection with (i) election of members for our  board of directors, audit committee, and executive office, (ii) the succession plan, (iii) fixed and variable remuneration policies and benefits and (iv) the long-term incentive plan.

The appointment and remuneration committee shall be composed of at least three (3) and at most five (5) members, it being understood that at least two members shall be independent, pursuant to the provision under art. 14, Paragraph 3 of our by-laws. The compensation of the appointment and remuneration committee’s members is established by our board of directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices”

Pursuant to Brazilian corporate law the aggregate compensation for our directors and executive officers is established by our shareholders.

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

Pursuant to better practices of corporate governance guidelines, on September 22, 2010, our board of directors approved a policy that regulates related-party transactions. This policy provides rules which aim to ensure that all decisions, in particular those involving related parties and other situations with potential conflict of interests, will be aligned with our interests and our shareholders. The policy applies to all employees and directors and executive officers of Santander Brasil.

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
1.1
English translation of By-laws of Santander Brasil, amended and restated on May 21, 2010. (Incorporated by reference to Exhibit 1.1 to our annual report on Form 20-F (file no. 001-34476) filed with the SEC on June 9, 2010.)

2.1
Form of Deposit Agreement among Santander Brasil, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts. (Incorporated by reference to our Registration Statement on Form F-6 (file no. 333-162027) filed with the SEC on September 21, 2009)

2.2
Amendment No. 1 to Deposit Agreement dated as of February 10, 2011 among Santander Brasil, JPMorgan Chase Bank, N.A., as depositary, and holders from time to time of American depositary receipts issued thereunder. (Incorporated by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (file no. 333-172167) filed with the SEC on February 11, 2011.)

4.1	Option Plan to Purchase Share deposit Certificate of Santander Brasil (Incorporated by reference to Attachment I to our Form 6-K/A filed with the SEC on January 6, 2010.)
8.1	List of Subsidiaries (Incorporated by reference as Appendix I of our Financial Statements filed with this Form 20-F.)
11.1	English translation of the Code of Ethics of Santander Brasil, amended and restated on October 8, 2010.
12.1	Section 302 Certification by the principal executive officer.
12.2	Section 302 Certification by the principal financial officer.
13.1	Section 906 Certification by the chief executive officer.
13.2	Section 906 Certification by the chief financial officer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER (Brasil) S.A.

By:	/s/ Marcial Angel Portela Alvarez
	Name:	Marcial Angel Portela Alvarez
	Title:	Chief Executive Officer

Date: April 8, 2011

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Santander (Brasil) S.A.
Sao Paulo - SP - Brazil

We have audited the consolidated balance sheets of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”) as of December 31, 2010 and 2009, and the related consolidated statements of income, statements of recognized income and expense, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010, all expressed in Brazilian reais. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Bank at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and our report, dated February 22, 2011, expressed an unqualified opinion on the Company’s internal control over financial reporting.

São Paulo, February 22, 2011

/s/ Deloitte Touche Tohmatsu DELOITTE TOUCHE TOHMATSU Auditores Independentes	/s/ Francisco Antonio Maldonado Sant’anna Francisco Antonio Maldonado Sant’anna Engagement Partner

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Santander (Brasil) S.A.
Sao Paulo - SP - Brazil

We have audited the internal control over financial reporting of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”) as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards - IFRS. A company’s internal control over financial reporting includes those policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards - IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, consolidated balance sheets of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”) as of December 31, 2010, 2009 and 2008, and the related consolidated statements of income, statements of recognized income and expense, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010, 2009 and 2008. Our report, dated February 22, 2011, expressed an unqualified opinion on those consolidated financial statements.

São Paulo, February 22, 2011

/s/ Deloitte Touche Tohmatsu DELOITTE TOUCHE TOHMATSU Auditores Independentes	/s/ Francisco Antonio Maldonado Sant’anna Francisco Antonio Maldonado Sant’anna Engagement Partner

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Thousands of Brazilian Reais - R$)

ASSETS	Note	2010	2009

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK	4	56,800,151	27,269,012

FINANCIAL ASSETS HELD FOR TRADING		24,821,365	20,115,652
Loans and amounts due from credit institutions	5	47,662	67,170
Debt instruments	6	16,472,413	12,554,035
Equity instruments	7	3,283,931	2,544,441
Trading derivatives	8	5,017,359	4,950,006

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS		17,939,781	16,294,460
Loans and amounts due from credit institutions	5	292,034	1,907,265
Loans and advances to customers	9	-	389,113
Debt instruments	6	224,388	210,973
Equity instruments	7	17,423,359	13,787,109

AVAILABLE-FOR-SALE FINANCIAL ASSETS		47,206,019	46,406,120
Debt instruments	6	45,477,982	44,745,924
Equity instruments	7	1,728,037	1,660,196

LOANS AND RECEIVABLES		174,106,525	152,162,954
Loans and amounts due from credit institutions	5	22,658,520	24,228,143
Loans and advances to customers	9	151,366,561	127,934,811
Debt instruments	6	81,444	-

HEDGING DERIVATIVES	8	115,640	163,425

NON-CURRENT ASSETS HELD FOR SALE	10	66,821	171,464

INVESTMENTS IN ASSOCIATES	11	370,586	419,122

TANGIBLE ASSETS	12	4,518,109	3,701,769

INTANGIBLE ASSETS		31,962,619	31,617,939
Goodwill	13	28,312,236	28,312,236
Other intangible assets	14	3,650,383	3,305,703

TAX ASSETS		14,842,066	15,779,222
Current		1,217,186	2,162,063
Deferred	23	13,624,880	13,617,159

OTHER ASSETS	15	1,913,001	1,871,437

TOTAL ASSETS		374,662,683	315,972,576

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Thousands of Brazilian Reais - R$)

LIABILITIES AND EQUITY	Note	2010	2009

FINANCIAL LIABILITIES HELD FOR TRADING		4,784,653	4,434,734
Trading derivatives	8	4,755,314	4,401,709
Short positions	8	29,339	33,025

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		-	1,795
Deposits from credit institutions	16	-	1,795

FINANCIAL LIABILITIES AT AMORTISED COST		253,340,771	203,567,734
Deposits from the Brazilian Central Bank	16	-	240,113
Deposits from credit institutions	16	42,391,572	20,955,846
Customer deposits	17	167,949,201	149,440,156
Marketable debt securities	18	20,086,645	11,439,010
Subordinated liabilities	19	9,695,105	11,304,445
Other financial liabilities	20	13,218,248	10,188,164

HEDGING DERIVATIVES	8	112	9,806

LIABILITIES FOR INSURANCE CONTRACTS	21	19,643,129	15,527,197

PROVISIONS		9,395,161	9,480,262
Provisions for pensions funds and similar obligations	22	1,190,108	1,096,799
Provisions for contingent liabilities, commitments and other provisions	22	8,205,053	8,383,463

TAX LIABILITIES		10,529,625	9,456,537
Current		6,249,466	5,588,680
Deferred	23	4,280,159	3,867,857

OTHER LIABILITIES	24	3,605,838	4,227,768

TOTAL LIABILITIES		301,299,289	246,705,833

SHAREHOLDERS' EQUITY	27	72,571,563	68,706,363
Share capital		62,634,585	62,612,455
Reserves		6,094,885	2,161,302
Profit for the year attributable to the Parent		7,382,093	5,507,606
Less: dividends and remuneration		(3,540,000)	(1,575,000)

VALUATION ADJUSTMENTS	25	783,755	559,042
Available-for-sale financial assets		949,597	791,966
Cash flow hedges		(165,842)	(232,924)

NON-CONTROLLING INTERESTS	26	8,076	1,338

TOTAL EQUITY		73,363,394	69,266,743
TOTAL LIABILITIES AND EQUITY		374,662,683	315,972,576

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Thousands of Brazilian Reais - R$, except for per share data)

	Note	2010	2009	2008

Interest and similar income	30	40,909,204	39,342,956	23,767,814
Interest expense and similar charges	31	(16,814,126)	(17,175,865)	(12,329,845)
NET INTEREST INCOME		24,095,078	22,167,091	11,437,969
Income from equity instruments	32	51,721	29,903	36,972
Income from companies accounted for by the equity method	11	43,942	295,414	112,330
Fee and commission income	33	7,833,293	7,148,164	4,809,014
Fee and commission expense	34	(997,785)	(910,402)	(555,311)
Gains (losses) on financial assets and liabilities (net)	35	1,458,150	2,716,323	(1,286,113)
Financial assets held for trading		1,159,058	2,032,272	(1,214,846)
Other financial instruments at fair value through profit or loss		(26,828)	(10,132)	39,956
Financial instruments not measured at fair value through profit or loss		254,162	755,916	320,307
Other		71,758	(61,733)	(431,530)
Exchange differences (net)	36	416,900	(51,191)	1,475,779
Other operating income (expense)	37	(347,999)	(115,624)	(59,817)
TOTAL INCOME		32,553,300	31,279,678	15,970,823
Administrative expenses		(11,230,602)	(10,947,217)	(7,184,937)
Personnel expenses	38	(5,926,176)	(5,510,972)	(3,548,162)
Other administrative expenses	39	(5,304,426)	(5,436,245)	(3,636,775)
Depreciation and amortization	12 & 14	(1,237,410)	(1,248,612)	(846,005)
Tangible assets	12	(487,626)	(447,138)	(301,731)
Intangible assets	14	(749,784)	(801,474)	(544,274)
Provisions (net)	22	(1,974,326)	(3,480,693)	(1,230,317)
Impairment losses on financial assets (net)		(8,233,810)	(9,966,404)	(4,099,284)
Loans and receivables	9	(8,232,912)	(9,982,881)	(4,102,645)
Other financial instruments not measured at fair value through profit or loss		(898)	16,477	3,361
Impairment losses on other assets (net)		(20,600)	(900,554)	(77,277)
Other intangible assets		(813)	(859,216)	(52,002)
Other assets		(19,787)	(41,338)	(25,275)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	40	(59,186)	3,369,301	6,611
Gains (losses) on non-current assets held for sale not classified as discontinued operations	41	199,137	31,630	9,219
OPERATING PROFIT BEFORE TAX		9,996,503	8,137,129	2,548,833
Income taxes	23	(2,613,929)	(2,629,165)	(170,207)
CONSOLIDATED PROFIT FOR THE YEAR		7,382,574	5,507,964	2,378,626
Profit attributable to the Parent		7,382,093	5,507,606	2,378,395
Profit attributable to non-controlling interests	26	481	358	231

EARNINGS PER SHARE (Reais)
Basic and Diluted earnings per 1,000 share (Reais - R$)
Common shares		17.67	15.32	11.59
Preferred shares		19.44	16.85	12.75
Profit attributable (Reais - R$)
Common shares		3,761,914	2,813,623	1,216,094
Preferred shares		3,620,179	2,693,983	1,162,301
Weighted average shares outstanding (in thousands) - basic and diluted
Common shares		212,841,732	183,650,861	104,926,194
Preferred shares		186,202,385	159,856,132	91,168,064

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Thousands of Brazilian Reais - R$)

	2010	2009	2008

CONSOLIDATED PROFIT FOR THE YEAR	7,382,574	5,507,964	2,378,626

OTHER RECOGNIZED INCOME AND EXPENSE	224,713	45,425	(1,023,427)
Available-for-sale financial assets	328,349	62,088	(1,099,982)
Valuation adjustments	582,511	818,004	(779,675)
Amounts transferred to income statement	(254,162)	(755,916)	(320,307)
Cash flow hedges	121,335	65,017	(447,792)
Valuation adjustments	121,335	65,017	(447,792)
Income taxes	(224,971)	(81,680)	524,347
TOTAL RECOGNIZED INCOME AND EXPENSE	7,607,287	5,553,389	1,355,199

Attributable to the Parent	7,606,806	5,553,031	1,354,968
Attributable to non-controlling interests	481	358	231
TOTAL	7,607,287	5,553,389	1,355,199

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Thousands of Brazilian Reais - R$)

	Equity Attributable to the Parent
	Shareholders' Equity
	Share Capital	Reserves	Treasury Shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders' Equity	Valuation Adjustments	Total	Non-controlling Interests	Total Equity
Balances at December 31, 2007	8,331,448	701,800	-	1,902,999	(2,264,768)	8,671,479	1,537,044	10,208,523	57	10,208,580

Total recognized income and expense	-	-	-	2,378,395	-	2,378,395	(1,023,427)	1,354,968	231	1,355,199
Other changes in Equity
Appropriation of profit for the year	-	1,902,999	-	(1,902,999)	-	-	-	-	-	-
Dividends/Remuneration	-	(2,264,768)	-	-	811,723	(1,453,045)	-	(1,453,045)	-	(1,453,045)
Capital increase	38,820,753	900,000	-	-	-	39,720,753	-	39,720,753	-	39,720,753
Other	-	-	-	-	-	-	-	-	4,991	4,991
Balances at December 31, 2008	47,152,201	1,240,031	-	2,378,395	(1,453,045)	49,317,582	513,617	49,831,199	5,279	49,836,478

Total recognized income and expense	-	-	-	5,507,606	-	5,507,606	45,425	5,553,031	358	5,553,389
Other changes in Equity
Appropriation of profit for the year	-	2,378,395	-	(2,378,395)	-	-	-	-	-	-
Dividends/Remuneration	-	(1,453,045)	-	-	(121,955)	(1,575,000)	-	(1,575,000)	-	(1,575,000)
Capital increase	15,460,254	-	-	-	-	15,460,254	-	15,460,254	(4,046)	15,456,208
Acquisition of own shares	-	-	(1,948)	-	-	(1,948)	-	(1,948)	-	(1,948)
Other	-	(4,079)	1,948	-	-	(2,131)	-	(2,131)	(253)	(2,384)
Balances at December 31, 2009	62,612,455	2,161,302	-	5,507,606	(1,575,000)	68,706,363	559,042	69,265,405	1,338	69,266,743

Total recognized income and expense	-	-	-	7,382,093	-	7,382,093	224,713	7,606,806	481	7,607,287
Other changes in Equity
Appropriation of profit for the year	-	5,507,606	-	(5,507,606)	-	-	-	-	-	-
Dividends/Remuneration	-	(1,575,000)	-	-	(1,965,000)	(3,540,000)	-	(3,540,000)	-	(3,540,000)
Capital increase	22,130	(22,130)	-	-	-	-	-	-	-	-
Share-based payments	-	20,976	-	-	-	20,976	-	20,976	-	20,976
Other	-	2,131	-	-	-	2,131	-	2,131	6,257	8,388
Balances at December 31, 2010	62,634,585	6,094,885	-	7,382,093	(3,540,000)	72,571,563	783,755	73,355,318	8,076	73,363,394

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Thousands of Brazilian Reais - R$)

	Note	2010	2009	2008
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the year		7,382,574	5,507,964	2,378,626
Adjustments to profit		11,415,282	10,885,192	5,108,513
Depreciation of tangible assets	12	487,626	447,138	301,731
Amortization of intangible assets	14-b	749,784	801,474	544,274
Impairment losses on other assets (net)		20,600	859,216	52,002
Provisions and Impairment losses on financial assets (net)		10,208,136	13,463,574	5,332,962
Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(139,951)	(3,369,301)	(6,611)
Share of results of entities accounted for using the equity method	11	(43,942)	(295,414)	(112,330)
Changes in deferred tax assets and liabilities		112,053	(1,021,495)	(1,003,515)
Others		20,976	-	-
Net (increase) decrease in operating assets		(74,487,125)	(11,825,066)	(38,972,480)
Cash and Bank with the brazilian central bank		(45,103,539)	(1,588,979)	(958,826)
Financial assets held for trading		(4,705,713)	2,129,972	(1,450,457)
Other financial assets at fair value through profit or loss		(1,645,321)	78,642	(3,927,155)
Available-for-sale financial assets		(471,550)	(13,703,838)	(3,979,372)
Loans and receivables		(24,026,522)	1,182,820	(27,988,641)
Other assets		1,465,520	76,317	(668,029)
Net increase (decrease) in operating liabilities		46,406,369	(14,648,437)	19,320,554
Financial liabilities held for trading		349,919	(6,776,832)	5,394,798
Other financial liabilities at fair value through profit or loss		(1,795)	(305,581)	(382,909)
Financial liabilities at amortized cost		46,469,159	(9,656,576)	15,175,305
Other liabilities		(410,914)	2,090,552	(866,640)
Payments of income tax		(1,043,419)	(1,973,257)	(918,677)
Total net cash flows from operating activities (1)		(10,326,319)	(12,053,604)	(13,083,464)

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments		(2,406,077)	(3,282,214)	9,356,317
Net cash received on acquisition of subsidiary		-	-	12,147,982
Tangible assets	12	(1,319,869)	(1,815,803)	(2,103,308)
Intangible assets	14-b	(1,086,208)	(1,466,411)	(688,357)
Divestments		38,757	5,862,334	600,613
Subsidiaries, jointly controlled entities and associates		-	4,436,325	-
Tangible assets	12 & 40	38,757	1,426,009	600,613
Total net cash flows from investing activities (2)		(2,367,320)	2,580,120	9,956,930

3. CASH FLOWS FROM FINANCING ACTIVITIES
Capital increase	27	-	12,986,710	800,000
Acquisition of own shares	27	-	(1,948)	-
Issuance of subordinated liabilities	19	-	1,507,000	651,000
Issuance of other long-term liabilities	18	21,402,252	14,746,518	12,148,373
Dividends paid and interest on capital		(2,734,666)	(1,540,914)	(1,502,647)
Payments of subordinated liabilities	19	(2,534,750)	(159,905)	(126,802)
Payments of other long-term liabilities	18	(12,828,958)	(16,080,145)	(8,378,657)
Increase/Decrease in non-controlling interests	26	6,257	(4,299)	-
Total net cash flows from financing activities (3)		3,310,135	11,453,017	3,591,267
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1+2+3)		(9,383,504)	1,979,533	464,733
Cash and cash equivalents at beginning of year		18,730,403	16,750,870	16,286,137
Cash and cash equivalents at end of year		9,346,899	18,730,403	16,750,870

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale		38,037	183,195	166,579
Shares issued in connection with acquisition of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A.		-	-	38,920,753

Shares issued in connection with acquisition of Santander Seguros S.A., Banco Comercial e de Investimento Sudameris S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.		-	2,471,413	-

Dividends and interest on capital declared but not paid		2,166,714	1,451,529	1,413,748
Supplemental information
Interest received		40,437,556	37,399,672	22,468,869
Interest paid		16,799,971	16,860,547	11,952,981

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

1. Introduction, basis of presentation of the consolidated financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain or Santander Group), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main offices at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as multiple bank and through its subsidiaries carries out its operations through three segments (note 43): (i) Commercial Bank, (ii) Global Wholesale Bank, which operate with commercial, exchange, investment, credit and financing, mortgage lending, leasing, credit cards and securities brokerage, and (iii) Asset Management and Insurance which operates in insurance, pension plan, capitalization, asset management and insurance brokerage. Its operations are conducted as part of a set of institutions that operate on an integrated financial markets and capital.

b) Global Offering of shares

The Board of Directors’ meeting held on September 18, 2009 approved the implementation of the public offering, which includes the issuance of 525,000,000 Units, each representing one of 55 common shares and 50 preferred shares, all registered shares, without par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of Units in Brazil and Units abroad, included in the form of ADRs representing ADSs.

At the same meeting the listing of Banco Santander was approved and the trade of the Units in BM&FBovespa - Securities, Commodities and Futures Exchange (BM&FBovespa) level 2 Corporate Governance Practices.

The Global Offering was coordinated on a firm commitment of settlement. Under the Instruction 400/2003 of Brazilian Securities Commission (CVM), the total number of Units/ADSs initially offered in the Global Offering was increased in 6.85%, i.e., which means 35,955,648 Units, in the form of ADSs, designed to meet a possible excess of demand over the Global Offering (Supplemental Option).

On October 6, 2009, the global offered shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBovespa and the New York Stock Exchange (NYSE) since October 7, 2009.

The other characteristics and terms set out in the Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander dated October 6, 2009, available at www.santander.com.br and the CVM website and its english version on Form F-1, available on the SEC website.

The ratification, by Bacen, of the Bank's capital increase due to the completion of the Global Offering and Supplemental Option occurred on October 14, 2009 and on October 29, 2009, respectively.

The results of the Global Offering were disclosed under the closing announcement published in issues of Valor Econômico on November 10, 2009.

c) Basis of presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

The consolidated financial statements for the year ended December 31, 2008 and 2007 were the first to be prepared in accordance with IFRS, with a date of first implementation of January 1, 2007 (opening balance sheet). The statutory financial statements have been prepared locally in Brazil in accordance with accounting practices established by Brazilian Corporate Law and standards established by the National Monetary Council (CMN), the Brazilian Central Bank (BACEN) and document template provided in the Accounting National Financial System Institutions (Cosif), the Brazilian Securities Commission (CVM), that does not conflict with the rules of Bacen, the National Council of Private Insurance (CNSP) and the Superintendency of Private Insurance (SUSEP). Hereafter it shall be referred to as “BR GAAP”.

The note 46 contains the reconciliation of the shareholders' equity and net income in accordance to the CVM regulation.

All accounting policies and measurement bases with a material effect on the consolidated financial statements were applied in their preparation. There were no changes in accounting policies and estimates during the year ended on December 31, 2010.

The adoption of the new standards and interpretation of IFRS in 2010 did not have any impact to the comparability with the financial statements for the period ended on December 31, 2009 and 2008.

The financial statements for the year ended on December 31, 2010 was approved by the Board of Directors at the meeting held on February 02, 2011.

Adoption of new standards and interpretations

All standards and interpretations which came into force were adopted by the Bank in 2010. Following are the standards and interpretations applicable to the Bank:

• Amendments to IFRS 2 - The amendment of IFRS 2 provide additional guidance on the accounting for share-based payment transactions among group entities (incorporating guidance previously contained in IFRIC 11).

• Revision of IFRS 3 - Business Combinations and Amendment to IAS 27 Consolidated and Separate Financial Statements: introduce significant changes in several matters relating to accounting for business combinations, and only applied prospectively. These changes include the following: acquisition costs must be expensed, rather than recognized as an increase in the cost of the business combination; in step acquisitions the acquirer must remeasure at fair value the investment held prior to the date that control is obtained; and there is an option to measure at fair value the non-controlling interests of the acquiree, as opposed to the single current treatment of measuring them as the proportionate share of the fair value of the net assets acquired.

• IAS 38 - Intangible Assets: Amendments to clarify the description of valuation techniques commonly used by entities when measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets.

• IFRIC 17 - Distributions of Non-cash Assets to Owners - The Interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• IFRIC 18 - Transfers of Assets from Customers - The Interpretation addresses the accounting by recipients for transfers of property, plant and equipment from ‘customers’ and concludes that when the item of property, plant and equipment transferred meets the definition of an asset from the perspective of the recipient, the recipient should recognise the asset at its fair value on the date of the transfer, with the credit recognised as revenue in accordance with IAS 18 Revenue.

Improvements to IFRS’ were issued in April 2009. They contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. ‘Improvements to IFRS’ comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2010. The adoption of the above-mentioned standards and interpretations did have not a material effect on the consolidated financial statements taken as a whole.

Standards and interpretations effective subsequent to December 31, 2010

The Bank has not yet adopted the following new or revised IFRS or Interpretations, which have been issued but their effective date is subsequent to the date of these financial statements:

• IFRS 9 – Financial Instruments: Recognition and Measurement – The main changes of IFRS 9 compared to IAS 39 are: (i) All recognised financial assets that are currently in the scope of IAS 39 will be measured at either amortised cost or fair value; (ii) IFRS 9 does not retain IAS 39’s concept of embedded derivatives for hybrid contracts if the host contract is a financial asset within the scope of IFRS 9; (iii) the guidance included in IFRS 9 retains the classification criteria for financial liabilities currently contained in IAS 39. However, there are two key differences, relating to presentation and measurement, compared to IAS 39: (a) the presentation of the effects of changes in fair value attributable to a liability’s credit risk; and (b) the elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity instruments. This standard is effective for annual periods beginning on or after January 1, 2013.

• Revision to IAS 32 - Classification of Rights Issues: otherwise meeting the definition of equity instruments in IAS 32.11 – issued to acquire a fixed number of an entity’s own non-derivative equity instrument for a fixed amount in any currency are classified as equity instruments, provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments.

• Amendment to IAS 39 – Eligible hedged Items – This amendment provides clarification how to determinate which part can be designated as hedge accounting related to inflation and options.

Improvements to IFRS ‘Improvements to IFRS’ were issued in May 2010. They contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. ‘Improvements to IFRS’ comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2011.

Amendments to IFRS 3 - (1) Measurement of non-controlling interests: Specifies that the option to measure non-controlling interests either at fair value or at the proportionate share of the acquiree’s net identifiable assets at the acquisition date under IFRS 3 applies only to non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation. All other components of non-controlling interests should be measured at their acquisition date fair value, unless another measurement basis is required by IFRSs, (2) Un-replaced and voluntary replaced share based payment awards, specifies that the current requirement to measure awards of the acquirer that replace acquiree share-based payment transactions in accordance with IFRS 2 at the acquisition date (‘market-based measure’) applies also to share-based payment transactions of the acquiree that are not replaced and also specifies that the current requirement to allocate the market-based measure of replacement awards between the consideration transferred for the business combination and post-combination remuneration applies to all replacement awards regardless of whether the acquirer is obliged to replace the awards or does so voluntarily, (3) transitional requirements for contingent consideration from a business combination that occurred before the effective date of IFRS 3, (3) clarifies that IAS 32 Financial Instruments: Presentation, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures do not apply to contingent consideration that arose from business combinations whose acquisition dates preceded the application of IFRS 3.

Amendment to IFRS 7 - clarifications of disclosures: encourages qualitative disclosures in the context of the quantitative disclosure required to help users to form an overall picture of the nature and extent of risks arising from financial instruments.

Amendment to IAS 1 - Clarification of statement of changes in equity: Clarifies that an entity may present the analysis of other comprehensive income by item either in the statement of changes in equity or in the notes to the financial statements.

Amendment to IAS 27 - transitional requirements for consequential amendments as a result IAS 27: Clarifies that the amendments made to IAS 21 The Effects of Changes in Foreign Rates, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures as a result of IAS 27 should be applied prospectively (with the exception of paragraph 35 of IAS 28 and paragraph 46 of IAS 31, which should be applied retrospectively).

Amendment to IAS 34 - significant events and transactions: emphasises the principle in IAS 34 that the disclosure about significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report. Clarifies how to apply this principle in respect of financial instruments and their fair values.

Amendment to IFRIC 13 - fair value of award credit: clarifies that the ‘fair value’ of award credits should take into account: (1) the amount of discounts or incentives that would otherwise be offered to customers who have not earned award credits from an initial sale; and (2) any expected forfeitures.

Amendment to IFRIC 14 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction- This IFRIC has been amended to remedy an unintended consequence of IFRIC 14 where entities are in some circumstances not permitted to recognise prepayments of minimum funding contributions, as an asset. Entities shall apply this Interpretation prospectively for annual periods beginning on or after January 1, 2011.

The Bank does not expect the adoption of the above-mentioned standards and interpretations to have a material effect on the consolidated financial statements taken as a whole, except to IFRS 9, which the Bank is analyzing the impacts from the adoption of this standard.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard. The main accounting policies and measurement bases are set forth in Note 2.

In the consolidated financial statements estimates were occasionally made by the management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

• Fair value measurement of certain financial instruments

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

The methodology used for fair value measurements of certain financial instruments is further described in note 2-d.

• The allowance for loan losses

The Bank cover losses inherent in debt instruments not measured at fair value taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

The Bank uses the concept of incurred loss to quantify the cost of the credit, using statistical models that consider the following three factors: “exposure at default”, “probability of default” and “loss given default”, as further discussed in note 2-h.

• The impairment losses on certain assets other than loans (including goodwill and other intangible assets)

Certain assets, including goodwill, other intangible assets and equity method investments are subject to impairment review. We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable. Assessment of what constitutes impairment is a matter of significant judgment.

• Tangible assets are further discussed in note 2-l.

• Intangible assets are further discussed in note 2-n.

• Other assets are further discussed in note 2-o.

• The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations.

The Bank provides pension plans in the form of both defined contribution plans and defined benefit plans, in accordance with IAS 19.

The actuarial valuation is dependent upon a series of assumptions; the principal ones being:

• assumed interest rates.

• mortality tables.

• annual social security pension revision rate.

• price inflation.

• annual salary growth rate.

• the method used to calculate vested commitments to current employees.

Post-employment benefits are further discussed in note 2-w.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• The recognition and measurement of deferred tax items.

As discussed in note 2-z, deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the combined entities will have sufficient future taxable profits against which the deferred tax assets can be utilized. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the combined entities will have sufficient future taxable profits against which they can be utilized. In accordance with the current regulation, the expected realization of the Banks’ tax credits, is based on the projection of future income and technical studies.

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The principal assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

• Changes in deposit amounts, customer basis and defaults by borrowers.

• Changes in interest rates.

• Changes in inflation rates.

• Government regulation and tax matters.

• Adverse legal or regulatory disputes or proceedings.

• Credit, market and other risks of lending and investment activities.

• Changes in market values of Brazilian securities, particularly Brazilian government securities.

• Changes in regional, national and international business and economic conditions.

e) Capital management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory body and contributing to achieving the goals of the classification of rating agencies and investors' expectations. The capital management includes securitization, sale of assets, raising capital through issue of shares, subordinated liabilities and hybrid instruments.

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

2. Accounting policies and measurement bases

The accounting policies and measurement bases applied in preparing the consolidated financial statements were as follows:

a) Foreign currency transactions

The individual financial statements of each entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in Brazilian Reais, the functional currency of the Bank and subsidiaries and the presentation currency for the consolidated financial statements. The assets and liabilities that are monetary items are converted by exchange rates at the end of the period, the non-monetary items are stated at historical cost in foreign exchange rates at the date of such transactions and the income statement balances is converted by the average exchange rates for the period.

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognized at their net amount under “Exchange differences” in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value.

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

Additionally, the share of third parties of the Bank’s equity is presented under “Non-controlling interests” in the consolidated balance sheet (note 26). Their share of the profit for the year is presented under “Profit attributable to non-controlling interests” in the consolidated income statement. Changes in the Bank’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The carrying amounts of the Bank’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

In the consolidated financial statements, interest in joint ventures and investments in associates are accounted for using the equity method, i.e. at the Bank’s share of net assets of the investee, after taking into account the dividends received there from and other equity eliminations. In the case of transactions with an associate, the related profits or losses are eliminated to the extent of the Bank’s investment in the associate. Relevant information regarding companies accounted for under the equity method by the Bank is provided in note 11.

iii. Special purpose entities

When the Bank incorporates special purpose entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes, it determines, using internal criteria and procedures, and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. These criteria and procedures take into account, among other things, the risks and rewards retained by the Bank and, accordingly, all relevant matters are taken into consideration, including any guarantees granted or any losses associated with the collection of the related assets retained by the Bank. These entities include the securitization special purpose vehicles, which are fully consolidated in the case of the SPVs over which, based on the aforementioned analysis, it is considered that the Bank continues to exercise control.

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

Also, note 3 below includes a description of the most significant transaction carried out in 2008 and 2009. In 2010, there were no transactions of this nature.

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

The following transactions are not treated for accounting purposes as financial instruments:

• Investments in subsidiaries, jointly controlled entities and associates (note 11).

• Rights and obligations under employee benefit plans (note 22).

iii. Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “Non-current assets held for sale” or they relate to “Cash and balances with the Brazilian Central Bank”, “Hedging derivatives” and “Investment in associates”, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

• Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank’s key management personnel.

Financial instruments included in this category (and “Other financial liabilities at fair value through profit or loss”) are permanently subject to a consistent system of measuring, managing and controlling risks and returns that enables all the financial instruments involved to be monitored and identified and allows the effective reduction of risk to be checked. Financial assets may only be included in this category on the date they are acquired or originated.

• Available-for-sale financial assets: this category includes debt instruments not classified as “Held-to-maturity investments”, “Loans and receivables” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”.

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

• Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

• Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity. These investments are measured at amortised cost less any impairment, with revenue recognised on an effective yield basis.

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

• Cash and balances with the Brazilian Central Bank: cash balances and balances receivable on demand relating to deposits with the Brazilian Central Bank.

• Loans and receivables: includes the balance of loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originated in banking transactions and services, such as the collection of rentals and similar items.

• Loans and amounts due from credit institutions: credit of any nature in the name of credit institutions.

• Loans and advances to customers: includes the debit balances of all the remaining credit and loans granted by the Bank, other than those represented by securities, including money market operations through central counterparties.

• Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

• Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units are included in this item.

• Trading derivatives: includes the fair value in favor of the Bank of derivatives which do not form part of hedge accounting.

• Hedging derivatives: includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting.

• Investments in associates: includes the investments in the share capital of associates.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

• Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the short term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the outright sale of financial assets purchased under resale agreements or borrowed (“Short positions”).

• Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the Bank is provided on that basis to the Bank’s key management personnel.

• Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the funding-taking activities carried on by financial institutions.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

• Deposits from the Brazilian Central Bank: deposits of any nature received from the Brazilian Central Bank.

• Deposits from credit institutions: deposits of any nature, including Borrowings and Onlendings and money market funding received from credit institutions.

• Customer deposits: includes deposits of any nature such as demand deposits, saving deposits and time deposits including money market operation received from credit institutions.

• Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities.

• Trading derivatives: includes the fair value, with a negative balance for the Bank, of derivatives which do not form part of hedge accounting.

• Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

• Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Bank which, although equity for legal purposes, do not meet the requirements for classification as equity.

• Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as doubtful.

• Hedging derivatives: includes the fair value of the Bank’s liability in respect of derivatives designated as hedging instruments in hedge accounting.

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

“Loans and receivables” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

iii. Valuation techniques

The following table shows a summary of the fair values, at 2010 and 2009 year-end, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Bank to determine their fair value:

Thousands of Reais	2010			2009
	Published			Published
	Price			Price
	Quotations in	Internal		Quotations in	Internal
	Active Markets	Models		Active Markets	Models
	(Level 1)	(Level 2)	Total	(Level 1)	(Level 2)	Total
Financial assets held for trading	3,283,931	21,537,434	24,821,365	2,544,441	17,571,211	20,115,652
Other financial assets at fair value through profit or loss	17,423,359	516,422	17,939,781	13,787,109	2,507,351	16,294,460
Available-for-sale financial assets	1,348,989	45,857,030	47,206,019	1,633,945	44,772,175	46,406,120
Hedging derivatives (assets)	-	115,640	115,640	-	163,425	163,425
Financial liabilities held for trading	29,339	4,755,314	4,784,653	33,025	4,401,709	4,434,734
Other financial liabilities at fair value through profit or loss	-	-	-	-	1,795	1,795
Hedging derivatives (liabilities)	-	112	112	-	9,806	9,806

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

There were no reclassifications between the Level 1 and Level 2 in the exercise ended on December 31, 2010 and 2009.

The Level 3 records financial assets and liabilities which are not used observable market data to make the measurement. On December 31, 2010 and 2009 the Bank did not have any financial instrument classified as Level 3.

The main techniques used at December 31, 2010 by the Bank’s internal models (Level 2) to determine the fair value of the financial instruments detailed in the foregoing table are as follows:

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Level 2) at December 31, 2010:

Thousands of Reais	Fair Values Calculated	Valuation Techniques	Main Assumptions
ASSETS:
Financial assets held for trading	21,537,434
Loans and amounts due from credit institutions	47,662	Present Value Method	Observable market data (interest and discount rates)
Debt and equity instruments	16,472,413	Present Value Method	Observable market data (interest and discount rates)
Trading derivatives	5,017,359
Hedging derivatives	115,640
Swaps	115,640	Present Value Method	Observable market data (interest rates)
Other financial assets at fair value through profit or	516,422
loss
Loans and amounts due from credit institutions	292,034	Present Value Method	Observable market data (interest and discount rates)
Debt instruments	224,388	Present Value Method	Observable market data (interest and discount rates)
Available-for-sale financial assets	45,857,030
Debt and equity instruments	45,857,030	Present Value Method	Observable market data (interest and discount rates)
LIABILITIES:
Financial liabilities held for trading	4,755,314
Trading derivatives	4,755,314
Hedging derivatives	112
Swaps	112	Present Value Method	Observable market data (interest and exchange rates)

				Effect of reasonable changes of
				assumptions on fair values (1)
				More favorable	Less favorable
Trading derivatives (net)
Swaps	590,092	Present Value Method	Observable market data, liquidity (interest and exchange rates)	13,518	(13,518)

Exchange rate options	(157,873)	Black-Scholes Model	Observable market data, liquidity (exchange rates)	465	(465)

Interest rate options	(117,221)	Black-Scholes Model	Observable market data, liquidity, correlation (interest rates)	190,012	(190,012)

Exchange rate futures	(46,916)	Present Value Method	Observable market data, liquidity (exchange rates)	-	-

Stock options	(6,037)	Black-Scholes Model	Observable market data, liquidity, correlation (shares and ratios)	2,556	(2,556)

(1) The methodology applied is related to the assumptions of changes in fair value in case of necessity to discard a position, which is directly related to the liquidity of each market. In this context, instruments / markets with high liquidity are exempted from such estimates, for the other instruments such estimates are based on internal methodologies that generate multiplier, taking into consideration one or more of the following, as applicable: (i) observed spread between the Bid / Offer (ii) liquidity factor (trading) in different risk factors; (iii) term of the position; (iv) size of the position; and (v) in the case of options, the price in relation to changes in the parameters of volatility (vega). For linear products, the Effect of reasonable changes of assumptions on fair values (more favorable and less favorable) refers to the variability of price in relation to changes in interest rate used in their pricing and in the case of options, the variability of its price in relation to changes in the parameters of volatility (vega).

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

iv. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate- and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Valuation adjustments - Available-for-sale financial assets”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
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

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

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

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

f) Offsetting of financial instruments

Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the Bank and their subsidiaries currently have a legally enforceable right to set off the recognised amounts and intend either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

g) Regular way purchases of financial assets

Regular way purchases of financial assets are recognized on trade date. The assets are derecognized when the rights to receive cash flows have expired or the Bank has transferred substantially all the risks and rewards of ownership.

h) Impairment of financial assets

i. Definition

A financial asset is considered to be impaired and therefore its carrying amount is adjusted to reflect the effect of impairment, when there is objective evidence that events have occurred which:

• In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the transaction date.

• In the case of equity instruments, mean that their carrying amount cannot be fully recovered.

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

In estimating the future cash flows of debt instruments the following factors are taken into account:

• All the amounts that are expected to be obtained over the remaining life of the instrument; including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued interest receivable.

• The various types of risk to which each instrument is subject; and

• The circumstances in which collections will foreseeably be made.

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

The Bank has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties.

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
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

b. Allowance for incurred losses not specifically identified:

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

The loss is calculated by using statistical models that consider the following three factors: "exposure at default", "probability of default" and "loss given default".

• Exposure at default (EAD) is the amount of risk Exposure at the date of default by the counterparty.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

• Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction.

PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes past-dues by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

• Loss given default (LGD) is the loss arising in the event of default.

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

i) Repurchase agreements

Purchases (disposal) of financial assets under a non-optional resale (repurchase) agreement at a fixed price are recognized in the consolidated balance sheet as Investment (funding), in repurchase agreements based on the nature of the debtor (creditor), under “Cash and balances with the Brazilian Central Bank”, “Loans and amounts due from credit institutions” or “Loans and advances to customers” (“Deposits from the Brazilian Central Bank”, “Deposits from credit institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recognized as interest over the contract term.

j) Non-current assets held for sale

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

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under “Gains (losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

k) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets and the average interest rates at 2010 and 2009 year-end is provided in note 42-c.

l) Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank, including tangible assets received by the Bank in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

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

The Bank assesses at end of each period, if there is no indication that the items of tangible assets may present an impairment loss, ie an asset that presents the carrying amount higher than the value of achievement, either for use or sale. The assessment of property is done through reports prepared by independent companies.

Once identified a reduction in the impairment loss of tangible assets, this is adjusted to reach its realizable value by recognizing an impairment loss recorded in "Impairment loss on other assets." Additionally the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

In case of evidence or indication of an impairment loss of a tangible asset, the Bank recognizes the reversal of impairment loss recorded in prior years and should adjust the future depreciation expenses according to the lifetime value of the property. Under no circumstances will a reversal of impairment loss of an asset may increase its carrying amount higher than the amount that would have no impairment loss had been recognized in prior years.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.

m) Accounting for leases

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

ii. Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under “Tangible assets” (note 12). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use and income from operating leases is recognized on a straight-line basis under “Other operating income (expense)” in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Other administrative expenses” in their consolidated income statements.

n) Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the Bank. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

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

ii. Other intangible assets

It is a non-monetary asset without physical substance. It is basically due to software development and acquisition of rights (such as customer list acquired) that can generate benefits for the Bank. They can have characteristics of definite or indefinite period.

Other intangible assets are considered to have indefinite useful life when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate cash inflows for the Bank, or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but instead, at the end of each period, the entity reviews the remaining useful life of assets to determine if they are still undefined and, if this is not the case, the change should be accounted for as a change in accounting estimate.

Intangible assets with definite useful life are amortized over its useful life by using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under "Depreciation and amortization" in the consolidated income statement.

The Bank assesses at the end of each period, if there is no indication that the items of intangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the net realizable value. Identifying any reduction in impairment loss, this is adjusted to reach its fair value.

Measuring the recoverable amount of other intangible assets - software is made based on value in use, as well as the analysis of the discontinuity of the asset in relation to the activities of the Bank.

The Bank uses the value in use of other intangible assets - customer lists as a basis for measuring the impairment since it is not reasonably possible to determine the net value of sales, because there is no basis for making a reliable estimate of the value be obtained by selling the asset in a transaction at cumulative basis, between knowledgeable, willing parties. The value in use of customer lists acquired related to the purchase of the "payroll" will be determined individually. It is prepared by the business areas a "Business Case" that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows. Quarterly, these "Business Case" are reviewed based on the actual cash flows of each business (value in use), which are compared with book value, checking whether there is a need to record a loss on non-recoverability.

o) Other assets

It includes the balance of all prepayments and accrued income (excluding accrued interest), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favor, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

p) Liabilities for insurance contracts

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

q) Provisions and contingent assets and liabilities

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

The Bank’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with accounting standards, contingent liabilities classified as possible losses must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes.

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

r) Other liabilities

“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

s) Equity-instrument-based employee remuneration

Settlement in shares

It refers to options to purchase shares of the Bank promoting a commitment of the executives with the long-term results. The number of shares granted to executives vary according to certain performance parameters.

At the beginning of the plan is made an estimate of the likely amount of options to be granted and the fair value amount is recorded in Personal expenses against "Equity - Reserves - Share-Based Payment" throughout the vesting period.

Settlement in cash

At the beginning of the Plan is made an estimate of the likely amount of shares "hypothetical" that will be received by the executives. It is determined the fair value of the shares "hypothetical" and accounted throughout the vesting period a provision in Other liabilities against Personal expenses.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

t) Recognition of income and expenses

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

However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments and loans and advances individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than two months past due. This interest is recognized as income, when collected, as a reversal of the related impairment losses.

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

u) Financial guarantees

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

The provisions made for these transactions are recognized under “Provisions - Provisions for contingent liabilities, commitments and other provisions” in the consolidated balance sheet (note 22).

If a specific provision is required for financial guarantees, the related unearned commissions recognized under “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheet are reclassified to the appropriate provision.

v) Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 42-a contains information on the third-party assets managed by the Bank.

The investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized under “Fee and commission income” in the consolidated income statement.

w) Post-employment benefits

The bank has undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death.

The Bank's post-employment obligations to its employees are deemed to be "defined contribution plans" when the Bank makes pre-determined contributions (recognized in “Personnel expenses” in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as “defined benefit plans” (note 22).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

• The expected return on plan assets and the gains or losses on the value of the plan assets under “Interest and similar income”.

• The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost, under “Provisions (net)” in the consolidated income statement.

x) Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (note 22).

y) Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

z) Income taxes

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation.

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

PIS (Social Integration Program) and COFINS (Tax for Social Security Financing) taxes have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

aa) Consolidated cash flow statements

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

In preparing the consolidated cash flows statement, the high liquidity investments with insignificant risk of changes in their values were classified as "Cash and cash equivalents". The Bank classifies as cash and cash equivalents balances recorded under "Cash and balance with the Brazilian Central Bank" and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except restricted resources and long-term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

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

The above-mentioned merger agreement established the justifications and conditions for the corporate restructuring consisting of the merger of all shares of Banco Real and AAB Dois Par into Banco Santander (Merger of Shares). As a result of the merger of shares: (a) Banco Real and AAB Dois Par were converted into wholly-owned subsidiaries of Banco Santander; (b) Banco Santander’s capital was increased based on the economic value of the shares of Banco Real and AAB Dois Par from R$9,131,448 thousand to R$47,152,201 thousand and (c) shares were issued by Banco Santander and delivered to the respective stockholders of Banco Real and AAB Dois Par.

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The following purchase price allocation, accounted for in accordance with IFRS 3, “Business Combinations,” reflects the purchase accounting adjustments determined on the date that Santander Spain acquired control of Banco Real since on that date Banco Real came under common control with the Bank. This allocation is explained below:

Thousands of Reais	Book value	Fair value (1)	Adjustment

Net assets acquired
Assets	132,301,795	130,930,255	(1,371,540)
Of which:
Cash and balances with Brazilian Central Bank	12,147,982	12,147,982	-
Debt instruments	21,758,968	21,728,385	(30,583)
Loans and advances to customers	69,669,710	68,039,392	(1,630,318)
Tangible assets	1,072,896	1,344,375	271,479

Liabilities	(119,436,124)	(120,826,655)	(1,390,531)
Of which:
Deposits from credit institutions	(20,946,768)	(20,932,165)	14,603
Customer deposits	(75,372,552)	(75,419,151)	(46,599)
Subordinated liabilities	(3,440,670)	(3,491,143)	(50,473)
Other financial liabilities	(5,974,858)	(5,852,833)	122,025
Provisions (4)	(3,536,049)	(4,968,623)	(1,432,574)

Net assets acquired	12,865,671	10,103,600	(2,762,071)
Intangible assets (2)		1,229,716
Fair value of the assets		11,333,316

Total consideration (3)		38,946,426
Satisfied by:
Shares		38,920,753
Cash		25,673
Goodwill		27,613,110

(1) The fair values of the assets and liabilities acquired were determined based on independent appraisals on August 29, 2008 (date of acquisition) and adjusted on June 30, 2009 as permitted by IFRS. This assets and liabilities were measured based on appraisals of tangible assets, consideration of advice provided by legal counsel for contingent liabilities in Provisions, and discounted cash flow analysis for all other assets and liabilities, taking into consideration the expected future economic benefits of the intangible assets.
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

Considering the fact that such transactions are a merger of shares, the legal personality of Santander Seguros, Banco BCIS and Santander Brasil Asset were preserved and any variations subsequent to the date of their balance sheets were properly accounted for in their respective accounting books.

The Merger of Santander Seguros' shares led to mutual participation between Banco Santander and Santander Seguros. On May 26, 2010, the Santander Seguros sold the participation in Banco Santander corresponding to 16,767 thousand shares (7,241 thousand ordinary shares and 9,526 thousand preference shares) traded at BM&FBovespa, eliminating the mutual participation between Banco Santander and Santander Seguros.

The merger of shares was approved by Bacen on September 28, 2009.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Balance sheets as of June 30, 2009 are presented below. The purpose of this information is to provide the position of impacts on equity related to these acquisitions.

Assets	17,680,796
Of which:
Debt instruments	2,522,657
Equity instruments	13,372,434
Loans and advances to customers	172,190
Tangible assets	4,072

Liabilities	17,680,796
Of which:
Customer deposits	918,682
Liabilities for insurance contracts	13,350,163
Provisions	159,758
Shareholders' equity	2,471,413

4. Cash and balances with the Brazilian Central Bank

Thousands of Reais	2010	2009

Cash and cash equivalents	3,158,003	18,730,403
of which:
Cash	3,158,003	3,630,669
Money market investments (1)	-	15,099,734
Money market investments (2)	12,456,450	-
Central bank compulsory deposits (3)	41,185,698	8,538,609
Total	56,800,151	27,269,012

(1) Includes securities purchased under agreements to resell, short-term and present insignificant risk of changes in value.
(2) Includes securities purchased under agreements to resell, long term and not considered cash equivalents.
(3) Central bank compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Brazilian Central Bank based on a percentage of deposits received from third parties, regarded as restricted use of resources.

5. Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated balance sheets is as follows:

Thousands of Reais	2010	2009

Classification:
Financial assets held for trading	47,662	67,170
Other financial assets at fair value through profit or loss	292,034	1,907,265
Loans and receivables	22,658,520	24,228,143
Total	22,998,216	26,202,578

Type:
Time deposits (2)	9,110,447	9,945,047
Reverse repurchase agreements (1)(2)	599,999	6,160,397
Escrow deposits	7,316,926	6,192,292
Cash and Foreign currency investments (2)	5,826,715	3,493,254
Other accounts	144,129	411,588
Total	22,998,216	26,202,578

Currency:
Brazilian Real	17,412,613	20,775,625
US dollar	5,100,831	5,086,320
Euro	455,831	293,329
Pound sterling	3,046	14,729
Other currencies	25,895	32,725
Impairment losses	-	(150)
Total	22,998,216	26,202,578

(1) Collateralized by debt instruments.
(2) In 2010, includes R$6,188,896 thousand of transactions considered cash equivalents.

Note 42-c contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

6. Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousands of Reais	2010	2009

Classification:
Financial assets held for trading	16,472,413	12,554,035
Other financial assets at fair value through profit or loss	224,388	210,973
Available-for-sale financial assets	45,477,982	44,745,924
Loans and receivables	81,444	-
Total	62,256,227	57,510,932

Type:
Government securities - Brazil (1)	55,443,469	53,620,439
Government securities - others	379,341	366,252
Debentures and Promissory notes	4,523,111	2,301,584
Other debt securities	1,910,306	1,252,332
Impairment losses (2)	-	(29,675)
Total	62,256,227	57,510,932

Currency:
Brazilian Real	61,329,205	56,782,142
US dollar	547,681	392,213
Euro	379,341	366,252
Impairment losses (2)	-	(29,675)
Total	62,256,227	57,510,932

(1) Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-B, NTN-C e NTN-F).
(2) It was settled in 2010 the position in debentures and therefore written off the respective impairment loss.

At December 31, 2010, includes R$27,348,766 thousand (2009 - R$2,590,485 thousand) of debt securities totaling had been assigned to repurchase agreements, R$7,259,356 thousand (2009 - R$17,994,443 thousand) to compulsory deposits in Central Bank, R$4,316,863 thousand (2009 - R$2,392,715 thousand) to guarantee BM&FBovespa transactions and R$24,059,449 thousand (2009 - R$19,720,547 thousand) to escrow deposits, related coverage of PGBL/VGBL and other guarantee.

Note 42-c contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.

7. Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousands of Reais	2010	2009

Classification:
Financial assets held for trading	3,283,931	2,544,441
Other financial assets at fair value through profit or loss	17,423,359	13,787,109
Available-for-sale financial assets	1,728,037	1,660,196
Total	22,435,327	17,991,746

Type:
Shares of Brazilian companies	1,153,037	1,470,918
Shares of foreign companies	503	67,876
Investment fund units and shares (1)	21,281,787	16,452,952
Total	22,435,327	17,991,746

(1) Includes Investment fund units Guarantors of Benefit Plans - PGBL/VGBL, related to the liabilities for insurance contracts.

b) Changes

The changes in the balance of “Equity instruments – Financial assets held for trading” were as follows:

Thousands of Reais	2010	2009
Balance at beginning of year	2,544,441	678,993
Changes in the scope of consolidation (note 3)	-	1,722,965
Net additions /disposals	360,610	(9,148)
Valuation adjustments	378,880	151,631
Balance at end of year	3,283,931	2,544,441

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The changes in the balance of “Equity instruments – Other financial assets at fair value through profit or loss” were as follows:

Thousands of Reais	2010	2009

Balance at beginning of year	13,787,109	-
Changes in the scope of consolidation (note 3)	-	11,257,572
Net additions /disposals	2,480,188	-
Valuation adjustments (1)	1,156,062	2,529,537
Balance at end of year	17,423,359	13,787,109

(1) The variation of the Investment fund units Guarantors of Benefit Plans - PGBL/VGBL are accounted as income in "Other operating income (expense) - Expense from insurance contracts" net of the variations of their technical provisions.

The changes in the balance of “Equity instruments – Available-for-sale financial assets” were as follows:

Thousands of Reais	2010	2009

Balance at beginning of year	1,660,196	1,244,490
Net changes in the scope of consolidation (note 3)	-	4,526
Net additions /disposals	(22,584)	192,600
Valuation adjustments	90,425	218,580
Balance at end of year	1,728,037	1,660,196

8. Derivative financial instruments and Short positions

a) Notional amounts and market values of trading and hedging derivatives

The breakdown of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Bank is as follows:

Thousands of Reais	2010		2009
	Notional		Notional
	Amount	Market Value	Amount	Market Value
Trading derivatives
Interest rate risk and other:
Interest rate swaps	53,050,746	15,076,839	50,761,630	12,646,099
Options - purchase and sales	351,261,588	(136,695)	181,501,740	33,762
Forward and futures contracts	81,921,145	10,289	32,263,081	-
Foreign currency risk:
Currency swaps (1)	36,923,396	(14,522,887)	40,616,308	(11,648,297)
Options - purchase and sales	12,351,165	2,193	28,983,489	(333,259)
Forward and futures contracts	26,713,978	(167,694)	22,063,175	(150,008)

Hedging derivatives	562,222,018	262,045	356,189,423	548,297
Interest rate risk:
Futures contracts (2)	7,165,189	-	15,294,094	-
Interest rate swaps	549,276	115,528	1,249,645	153,619
	7,714,465	115,528	16,543,739	153,619
Total	569,936,483	377,573	372,733,162	701,916

(1) Includes credit derivatives, which the Bank uses to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management. In December 31, 2010, the volume of credit derivatives with total return rate – credit risk received corresponds to R$495,066 thousand of cost (December 31, 2009, R$655,126 thousand) and R$444,330 thousand of fair value (December 31, 2009, R$527,532 thousand). During the period there were no credit events related to events provided for in the contracts. Required base capital used amounted to R$8,121 thousand (December 31, 2009, R$7,498 thousand).
(2) Futures contracts registered at BM&FBovespa has positions receivables and payables settled daily.

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The detail of the cumulative credit risk exposure, by financial derivative, is as follows:

Thousands of Reais	2010	2009

Securities derivatives	201,449	162,588
Currency derivatives	75,988,539	91,662,972
Interest rate derivatives	493,746,495	280,907,602
Total	569,936,483	372,733,162

b) Trading derivatives

The breakdown of the notional and/or contractual amounts of trading derivative by maturity is as follows:

Thousands of Reais	2010			2009
	Up to 3	From 3 to 12	Over 12
	months	months	months	Total	Total
Swap	24,247,488	15,961,375	49,765,279	89,974,142	91,377,938
Options	188,184,542	155,140,045	20,288,166	363,612,753	210,485,229
Futures contracts	53,875,301	22,769,750	17,657,390	94,302,441	44,886,986
Forward contracts and Others	7,396,948	3,956,973	2,978,761	14,332,682	9,439,270
Total	273,704,279	197,828,143	90,689,596	562,222,018	356,189,423

The detail of the fair value of the trading derivatives reported in assets and liabilities:

Thousands of Reais	2010		2009
	Assets	Liabilities	Assets	Liabilities
Swap Differentials Receivable/Payable (1)	4,328,952	3,775,000	3,998,568	3,000,766
Option Premiums to Exercise	210,232	344,734	570,923	870,420
Forward Contracts and others	478,175	635,580	380,515	530,523
Total	5,017,359	4,755,314	4,950,006	4,401,709

(1) Includes swap options, credit and embedded derivatives.

c) Market risk hedge

	2010			2009
		Fair	Adjustment		Fair	Adjustment
Thousands of Reais	Cost	value	to fair value	Cost	value	to fair value

Hedge instruments
Swap Contracts	118,348	115,528	(2,820)	169,931	153,619	(16,312)
Asset	549,276	557,766	8,490	1,249,645	1,259,020	9,375
Interbank Deposit Rates - CDI	424,211	426,852	2,641	862,027	867,810	5,783
Indexed to Foreign Currency - Pound	-	-	-	387,618	391,210	3,592
Indexed to Foreign Currency - Libor - Dollar	125,065	130,914	5,849	-	-	-
Liabilities	(430,928)	(442,238)	(11,310)	(1,079,714)	(1,105,401)	(25,687)
Indexed to Foreign Currency - Dollar	(305,837)	(311,367)	(5,530)	(1,075,922)	(1,101,588)	(25,666)
Indexed to Foreign Currency - Fixed - Dollar	(125,091)	(130,871)	(5,780)	-	-	-
Fixed Interest Rate - Reais	-	-	-	(3,792)	(3,813)	(21)

Hedge Object	429,896	443,446	13,550	1,073,020	1,100,046	27,026
Credit Portfolio	429,896	443,446	13,550	685,405	708,566	23,161
Indexed to Foreign Currency - Dollar	304,794	311,381	6,587	681,613	704,753	23,140
Indexed to Foreign Currency - Fixed - Dollar	125,102	132,065	6,963	-	-	-
Fixed Interest Rate - Reais	-	-	-	3,792	3,813	21
Borrowings	-	-	-	387,615	391,480	3,865
Indexed to Foreign Currency - Pound	-	-	-	387,615	391,480	3,865

d) Cash flow hedge

Include cash flow hedge - Future DI, with notional value of R$7,165,189 thousand (2009 - R$15,294,094 thousand), and maturities to January 2, 2012. The mark-to-market effect is recorded in stockholders’ equity and corresponds to a debit of R$186,578 thousand (2009 - R$262,695 thousand), net of taxes. The curve value and the fair values of transactions classified as hedges, Bank Certificates of Deposit (CDBs), is R$7,385,636 thousand (2009 - R$15,337,856 thousand).

The effectiveness obtained for the hedge portfolio as of December 31, 2010 and 2009, was in accordance with present regulations and no ineffective portion was identified to be recorded in income for the period.

e) Short positions

Short positions for 2010 and 2009 are related to Equity instruments from borrowed securities.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

9. Loans and advances to customers

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to customers” in the consolidated balance sheets is as follows:

Thousands of Reais	2010	2009

Other financial assets at fair value through profit or loss	-	389,113
Loans and receivables	151,366,561	127,934,811
Of which:
Loans and receivables at amortized cost	160,558,323	138,005,290
Impairment losses	(9,191,762)	(10,070,479)
Loans and advances to customers, net	151,366,561	128,323,924
Loans and advances to customers, gross	160,558,323	138,394,403

Note 42-c contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b) Detail

Following is a detail, by loan type and status, borrower sector and interest rate formula, of the loans and advances to customers, which reflect the Bank’s exposure to credit risk in its core business, gross of impairment losses:

Thousands of Reais	2010	2009

Loan borrower sector:
Commercial, financial and industrial	78,101,177	66,600,944
Real estate-construction	5,392,015	3,828,675
Real estate-mortgage	6,698,125	5,225,798
Installment loans to individuals	60,250,581	49,103,083
Lease financing	10,116,425	13,635,903
Total (1)	160,558,323	138,394,403

(1) It includes commercial credit, secured loans, reverse repurchase agreements, finance leases, other term loans and impaired assets.

Interest rate formula:
Fixed interest rate	98,669,915	90,663,927
Floating rate	61,888,408	47,730,476
Total	160,558,323	138,394,403

c) Impairment losses

The changes in the allowances for the impairment losses on the balances of “Loans and receivables - Loans and advances to customers” were as follows:

Thousands of Reais	2010	2009	2008

Balance at beginning of year	10,070,479	8,181,156	2,249,432
Impairment losses charged to income for the year	9,050,547	10,520,390	4,533,301
Of which:
Commercial, financial and industrial	3,097,195	3,071,839	1,451,583
Real estate-mortgage	70,538	27,531	25,939
Installment loans to individuals	5,780,316	7,197,954	2,951,494
Lease finance	102,498	223,066	104,285
Inclusion of entities in the Bank in the year	-	-	4,717,191
Of which:
Commercial, financial and industrial	-	-	1,987,596
Real estate-mortgage	-	-	48,301
Installment loans to individuals	-	-	2,609,890
Lease finance	-	-	71,404
Write-off of impaired balances against recorded impairment allowance	(9,929,264)	(8,631,067)	(3,318,768)
Of which:
Commercial, financial and industrial	(3,209,180)	(3,072,849)	(738,611)
Real estate-mortgage	(42,026)	(31,177)	(13,279)
Installment loans to individuals	(6,508,585)	(5,377,097)	(2,513,112)
Lease finance	(169,473)	(149,944)	(53,766)
Balance at end of year	9,191,762	10,070,479	8,181,156

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2010	2009	2008

Recoveries of loans previously charged off	817,635	537,509	430,656
Of which:
Commercial, financial and industrial	88,507	41,995	144,325
Real estate-mortgage	68,792	57,757	29,230
Installment loans to individuals	634,779	420,366	246,001
Lease finance	25,557	17,391	11,100

Taking into account these amounts recognized in “Impairment losses charged to income for the year” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$8,232,912 thousand in 2010, R$9,982,881 thousand in 2009 and R$4,102,645 thousand in 2008.

d) Impaired assets

The detail of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to customers” and considered to be impaired due to credit risk is as follows:

Thousands of Reais	2010	2009	2008

Balance at beginning of year	9,899,884	7,730,464	2,092,787
Net additions	9,378,028	10,800,487	5,035,515
Written-off assets	(9,929,264)	(8,631,067)	(3,318,768)
Increase in scope of consolidation (note 3)	-	-	3,920,930
Balance at end of year	9,348,648	9,899,884	7,730,464

This amount, after deducting the related allowances, represents the Bank’s best estimate of the fair value of the impaired assets.

Following is a detail of the financial assets classified as loans and receivables and considered to be impaired due to credit risk at December 31, 2010 and 2009, classified by age of the oldest past-due amount:

Thousands of Reais	2010	2009

With no Past-Due Balances or Less than 3 Months Past Due	3,002,651	1,725,651
With Balances Past Due by
3 to 6 Months	2,450,311	2,813,568
6 to 12 Months	3,171,528	4,818,827
12 to 18 Months	372,151	493,371
18 to 24 Months	293,796	30,770
More than 24 Months	58,211	17,697
Total	9,348,648	9,899,884

Normally, the Bank writes-off its loans when they have arrears of more than 360 days. In the case of long term loans (over 3 years), they are written-off when they complete 540 days of delay. The loss is recorded in a compensation account for a minimum of 5 years and while not exhausted all procedures for collection.

e) Lease portfolio at present value

Thousands of Reais	2010	2009

Gross investment in lease transactions	12,921,149	18,199,753
Lease receivables	8,721,847	11,165,564
Unrealized residual values (1)	4,199,302	7,034,189
Unearned income on lease	(8,496,306)	(10,858,258)
Offsetting residual values	(4,199,302)	(7,034,188)
Leased property and equipment	21,304,308	24,214,659
Accumulated depreciation	(12,324,135)	(10,041,819)
Excess depreciation	9,805,118	8,781,285
Losses on unamortized lease	166,451	154,887
Advances for guaranteed residual value	(9,107,457)	(9,824,700)
Other assets	46,599	44,284
Total	10,116,425	13,635,903

(1) Guaranteed residual value of lease agreements.

Leasing unrealized financial income (Income to appropriate related to Minimum payments to receive) is R$2,804,729 thousand (2009 - R$4,563,850 thousand).

As of December 31, 2010, there were no material agreements for lease contracts.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Breakdown by maturity

Gross investment in lease transactions

Thousands of Reais	2010	2009

Overdue	322,851	339,103
Due to:
Up to 1 year	5,207,603	6,330,608
From 1 to 5 years	7,384,925	11,523,166
Over 5 years	5,770	6,876
Total	12,921,149	18,199,753

Report per lease portfolio maturity at present value

Thousands of Reais	2010	2009

Overdue	228,222	258,589
Due to:
Up to 1 year	4,796,604	5,733,608
From 1 to 5 years	5,089,299	7,639,674
Over 5 years	2,300	4,032
Total	10,116,425	13,635,903

10. Non-current assets held for sale

At December 31, 2010 and 2009, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets. The change in the "Non-current assets held for sale" is as follows:

Thousands of Reais	2010	2009

Balance at beginning of year	355,285	291,002
Foreclosures loans and other assets transferred	38,037	228,267
Sales (1)	(225,796)	(183,195)
Acquired companies	-	19,211
Final balance, gross (3)	167,526	355,285
Impairment losses (2)	(100,705)	(183,821)
Impairment as a percentage of foreclosed assets	60.11%	51.74%
Balance at end of year	66,821	171,464

(1) Includes sale of administrative buildings mainly related to the move to new headquarter.
(2) In 2010 includes basically low of R$57,810 thousand of recoverable amount related divestitures, partially offset by up to R$10,445 thousand in provision for assets transferred in the year.
(3) Refers mainly to buildings and vehicles due to executions of loans.

11. Investments in associates

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates” (see note 2-b) is as follows:

					Results from companies accounted
Thousands of Reais	Participation %		Investments		for by the equity method
	2010	2009	2010	2009	2010	2009	2008
Norchem Holding e Negócios S.A.	21.75%	21.75%	22,325	24,056	1,780	2,870	1,899
Norchem Participações e Consultoria S.A. (4)	50.00%	50.00%	28,525	28,918	2,432	1,297	3,046
Companhia de Crédito, Financiamento e Investimento RCI	39.58%	39.58%	106,939	101,303	21,025	16,720	2,639
Brasil
Companhia de Arrendamento Mercantil RCI Brasil	39.88%	39.88%	202,825	189,088	18,017	13,133	4,548
Celta Holding S.A. (3)	-	26.00%	-	65,612	522	4,267	30,676
ABN AMRO Brasil Dois Participações S.A. (2)	-	-	-	-	-	126,442	-
Companhia Brasileira de Meios de Pagamento - Visanet (2)	-	-	-	-	-	115,796	50,726
Cibrasec - Companhia Brasileira de Securitização (1)	13.64%	13.64%	9,972	10,145	166	475	(49)
Outros (2)	-	-	-	-	-	14,414	18,845
Total			370,586	419,122	43,942	295,414	112,330

(1) Although the participations was less than 20%, the bank presumed significant influence on such participation, which was evidenced due to the bank’s representation on the board of directors of investee, participation in policy-making process, including participation in decisions about dividends and material transactions between the bank and the investee.
(2) Investments sold in 2009.
(3) Investment sold in 2010.
(4) Joint-controlled company.
(*) Associates companies do not have their shares listed on the Stock Exchange.
(**) The Bank does not have collateral with associates.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Changes

The changes in the balance of this item were as follows:

Thousands of Reais	2010	2009

Balance at beginning of year	419,122	633,595
Changes in the scope of consolidation	-	338,715
Disposals and capital reductions (1)	(59,267)	(698,988)
Effect of equity accounting	43,942	295,414
Dividends received	(33,211)	(153,181)
Other	-	3,567
Balance at end of year	370,586	419,122

(1) In 2009, the Bank made a disposal of investment of Companhia Brasileira de Meios de Pagamentos - (VisaNet), Tecban - Tecnologia Bancária S.A. and Companhia Brasileira de Soluções e Serviços - CBSS accounting a net gain of R$3,315 million recorded in Gains/losses on disposal of assets not classified as non-current asset held for sale.

c) Impairment losses

No impairment was accounted for with respect to investments in associates in 2010, 2009 and 2008.

d) Other disclosures

Following is a summary of the financial information on the associates (obtained from the information available at the reporting date).

Thousands of Reais	2010	2009	2008

Total assets	3,786,154	6,040,977	16,354,230
Total liabilities	2,721,128	5,087,708	14,099,847
Total revenues	1,087,588	605,491	5,883,440
Total profit	134,577	101,906	1,613,115

12. Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during fiscal years ended December 31, 2010 and 2009.

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

		Accumulated	Impairment
Thousands of Reais	Cost	Depreciation	Losses	Net Balance

Land and buildings	2,098,622	(220,186)	(86,053)	1,792,383
IT equipment and fixtures	1,233,776	(747,826)	-	485,950
Furniture and vehicles	2,068,058	(644,622)	-	1,423,436
Balance at December 31, 2009	5,400,456	(1,612,634)	(86,053)	3,701,769

Land and buildings	2,226,175	(269,553)	(61,304)	1,895,318
IT equipment and fixtures	1,317,006	(852,129)	-	464,877
Furniture and vehicles	3,000,988	(844,337)	-	2,156,651
Works in progress and others	1,263	-	-	1,263
Balance at December 31, 2010	6,545,432	(1,966,019)	(61,304)	4,518,109

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Changes

The changes in “Tangible assets” in the consolidated balance sheets were as follows:

Thousands of Reais	2010	2009

Cost:
Balance at beginning of the year	5,400,456	5,391,365
Changes in the scope of consolidation (note 3)	-	5,524
Additions	1,319,869	1,815,803
Disposals	(172,349)	(1,810,022)
Exchange differences and other items	(2,544)	(2,214)
Balance at end of the year	6,545,432	5,400,456

Accumulated depreciation:
Balance at beginning of the year	(1,612,634)	(1,471,672)
Changes in the scope of consolidation (note 3)	-	(1,452)
Disposals	133,561	257,146
Charge for the year	(487,626)	(447,138)
Exchange differences and other items	680	50,482
Balance at end of the year	(1,966,019)	(1,612,634)

Impairment losses:
Balance at beginning of the year	(86,053)	(90,619)
Impairment charge for the year	1,317	4,566
Disposals	23,432	-
Balance at end of the year	(61,304)	(86,053)

Total	4,518,109	3,701,769

The depreciation expenses has been included in the line item “Depreciation and amortization” in the income statement.

13. Intangible assets - Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and was allocated according to the operating segments (note 43).

The base used to evaluate the impairment test is the value in use, for this purpose, management estimates cash flow that is subject to several factors, including: (i) macro-economic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the likelihood of future events and changing some of these factors could have a different result.

Based on the assumptions described above the tests carried out did not identify any impairment to goodwill in 2010 and 2009.

Thousands of Reais	2010	2009

Breakdown:
Banco ABN Amro Real S.A.	27,217,565	27,217,565
Real Seguros Vida e Previdência	1,094,671	1,094,671
Total	28,312,236	28,312,236

Operating segments:
Commercial Banking	27,217,565	27,217,565
Asset Management and Insurance	1,094,671	1,094,671
Total	28,312,236	28,312,236

	Commercial Banking		Asset Management and Insurance(3)
	2010	2009	2010
Main assumptions:
Basis of valuation	Value in use: cash flows
Period of the projections of cash flows (1)	10 years	3 years	7 years
Growth rate	5.0%	4.5%	5.0%
Discount rate (2)	15.5%	15.2%	16.7%

(1) The projections of cash flow are prepared using internal budget and growth plans of the administration, based on historical data, market expectations and conditions such as industry growth, interest hate and inflation.
(2) The discount rate is calculated based on the capital asset pricing model (CAPM).
(3) In 2009, due to the recent merger of shares of Santander Seguros (Note 3.b) and the result of calculating the economic value assessment made recently, the Bank has not detected and therefore not recognized losses for non-recovery of value (impairment).

Sensitivity test was carried out of the main premises, reasonable possible change, and was not identified any impairment to goodwill.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The changes of goodwill in December, 31 2010 and 2009 were as follows:

Thousands of Reais	2010	2009

Balance at beginning of the year	28,312,236	27,488,426
Acquisitions:
Banco ABN Amro Real S.A. (1)	-	124,684
Real Seguros Vida e Previdência	-	1,094,671
Disposals:
Banco ABN Amro Real S.A. (2)	-	(395,545)
Balance at end of the year	28,312,236	28,312,236

(1) Includes the adjusted amount of R$124,684 thousand in June 30, 2009, related to fair value´s final determination, as allowed by IFRS 3.
(2) It includes the partial write-off of the goodwill on investments on ABN Amro Brasil Dois Participações S.A. and Companhia Brasileira de Meios de Pagamento - Visanet.

14. Intangible assets - Other intangible assets

a) The breakdown of the balance of “Other intangible assets” is as follows:

Thousands of Reais	Estimated Useful Life	2010	2009

With finite useful life:
IT developments	3 years	2,405,493	1,711,000
Customer relationship	(1)	4,616,136	4,288,031
Other assets	up to 5 years	249,397	237,517
Accumulated amortization		(2,815,200)	(2,123,698)
Impairment losses (2)		(805,443)	(807,147)
Total		3,650,383	3,305,703

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
(2) Includes impairment loss of the asset recorded for the purchase of the payroll of public entities. In 2009, this loss was recognized due to: (i) change in the law of the portability of the current account that allowed customers to choose the bank which they want to receive their salaries, (ii) reduction on the market value of payrolls And (iii) contracts termination history.

b) The changes in “Other intangible assets” were as follows:

Thousands of Reais	2010	2009

Balance at beginning of year	3,305,703	3,506,861
Change in the scope of consolidation (note 3)	-	8,296
Additions/Disposals	1,086,208	1,466,411
Amortization	(749,784)	(801,474)
Impairment losses (1)	(813)	(859,216)
Exchange differences and other changes (net)	9,069	(15,175)
Balance at end of year	3,650,383	3,305,703

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

The amortization expenses has been included in the line item “Depreciation and amortization” in the income statement.

15. Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousands of Reais	2010	2009

Prepayments and accrued income	870,276	1,059,738
Other receivables (1)	1,042,725	811,699
Total	1,913,001	1,871,437

(1) Includes assets for insurance contracts and reinsurance, in the amount of R$151.033 thousand.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

16. Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousands of Reais	2010	2009

Classification:
Other financial liabilities at fair value through profit or loss	-	1,795
Financial liabilities at amortized cost	42,391,572	21,195,959
Of which:
Deposits from the Brazilian Central Bank	-	240,113
Deposits from credit institutions	42,391,572	20,955,846
Total	42,391,572	21,197,754

Type:
Demand deposits (1)	344,072	195,081
Time deposits (2)	28,867,406	20,838,179
Repurchase agreements	13,180,094	164,494
Total	42,391,572	21,197,754

Currency:
Reais	26,794,663	10,706,908
Euro	307,022	236,572
US dollar	14,065,828	10,004,349
Other currencies	1,224,059	249,925
Total	42,391,572	21,197,754

(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

Note 42-c contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

17. Customer deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousands of Reais	2010	2009

Classification:
Financial liabilities at amortized cost	167,949,201	149,440,156
Total	167,949,201	149,440,156

Type:
Demand deposits
Current accounts (1)	16,131,836	15,139,942
Savings accounts	30,303,463	25,216,924
Time deposits	68,916,301	74,633,544
Repurchase agreements	52,597,601	34,449,746
Total	167,949,201	149,440,156

(1) Non-interest bearing accounts.

Note 42-c contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

18. Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousands of Reais	2010	2009

Classification:
Financial liabilities at amortized cost	20,086,645	11,439,010
Total	20,086,645	11,439,010

Type:
Real estate credit notes - LCI	7,614,891	5,985,385
Bonds and other securities	3,351,137	2,850,777
Treasury Bills	6,638,936	-
Securitization notes (MT100) (1)	1,577,181	1,371,588
Agribusiness credit notes - LCA	904,500	1,231,260
Total	20,086,645	11,439,010

(1) Obligation acquired from the sale of the right to receipt future flows of payment from foreign correspondent banks. It includes the series 2004-1 in the amount of US$98 million (2009 - US$190 million), with charges equivalent to 5.5% p.a., payable semiannually until September 2011, the series 2008-1 in the amount of US$173 million (2009 - US$190 million), with charges equivalent to 6.2% p.a., payable semiannually until March 2015 and the series 2008-2 was increased in US$100 million in the first quarter of 2010, in total amount of US$400 million (2009 - US$300 million), with charges equivalent to Libor (6 months) + 0.80% p.a., payable semiannually, with the principal payable in 6 installments between March 2012 to September 2014 related, the series 2009-1 in the amount of US$50 million, with charges equivalent to Libor (6 months) + 2.1% p.a., payable semiannually, with the principal payable in 6 installments between March 2012 to September 2014, the series 2009-2 in the amount of US$50 million, with charges equivalent to 6.3% p.a., payable semiannually, with the principal payable semiannually in 14 installments between March 2013 to September 2019 and the series 2010-1 in the amount of US$247 million, with charges equivalents to Libor + 1.5 p.a., payable semiannually from March 2011, with the principal payable in 7 semiannually installments between March 2013 to March 2016.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

At December 31, 2010 and 2009, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

Note 42-c contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in each year.

The breakdown, by currency, of the balance of this account is as follows:

	Thousands of Reais		Average Interest Rate (%)
Currency:	2010	2009	2010	2009

Reais	16,174,057	9,718,114	10.5%	9.0%
US dollar	3,905,890	1,671,530	2.4%	3.3%
Euro	6,698	49,366	0.3%	0.4%
Total	20,086,645	11,439,010	10.4%	7.9%

The changes in “Marketable debt securities” were as follows:

Thousands of Reais	2010	2009

Balance at beginning of year	11,439,010	12,085,655
Issues	21,402,252	14,746,518
Redemption	(12,828,958)	(16,080,145)
Interest	1,212,962	1,047,750
Foreign exchange and others	(1,138,621)	(360,768)
Balance at end of year	20,086,645	11,439,010

The breakdown of "Local borrowing" were as follows:

	Issuance	Maturity	Currency	Interest rate (p.a)	2010	2009

Eurobonds	April and November-10	April-15	US$	4.5%	1,447,210	-
Eurobonds	November-05	November-13	R$	17.1%	471,849	471,849
Eurobonds	December-10	December-11	US$	Zero coupon	730,948	-
Eurobonds	March-05	March-13	R$	17.0%	169,299	169,299
Eurobonds (1)	June-07	May-17	R$	FDIC	31,347	25,676
Eurobonds	February-05	February-10	R$	16.2%	-	803,154
Structured Notes	April-09	April-10	R$	102,5% CDI	-	179,494
Others					500,484	1,201,305
Total					3,351,137	2,850,777

(1) Indexed to Credit Event Notes.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

19. Subordinated liabilities

The detail of the balance of “Subordinated liabilities” is as follows:

Thousands of Reais
			Amount (millions)
	Issuance	Maturity		Interest rate	2010	2009
Subordinated Certificates (1)	June-06	July-16	R$1.500	105,0% CDI	2,495,990	2,263,856
Subordinated Certificates (4) (6)	March-09	March-19	R$1.507	13,8%	-	1,667,219
Subordinated Certificates (1)	October-06	September-16	R$850	104,5% CDI	1,351,627	1,226,492
Subordinated Certificates (1)	July-07	July-14	R$885	104,5% CDI	1,273,137	1,155,269
Perpetual Bonds (5)(6)	September-05	Indeterminate	US$500	8,7%	-	870,259

Subordinated Certificates (1)	April-08	April-13	R$600	100,0% CDI + 1,3%	814,922	733,444

Subordinated Certificates (1)	April-08	April-13	R$555	100,0% CDI + 1,0%	753,066	679,443

Subordinated Certificates (1)	July-06 to October-06	July-16 to July-18	R$447	104,5% CDI	733,718	665,790
Subordinated Certificates (1)	January-07	January-13	R$300	104,0% CDI	460,494	418,055

Subordinated Certificates (1)	August-07	August-13	R$300	100,0% CDI + 0,4%	430,041	390,192
Subordinated Certificates (1)	January-07	January-14	R$250	104,5% CDI	384,437	348,846

Subordinated Certificates (1) (2)	May-08 to June-08	May-13 to May-18	R$283	CDI	374,705	338,366

Subordinated Certificates (1) (3)	May-08 to June-08	May-13 to June-18	R$268	IPCA	372,952	325,676
Subordinated Certificates (1)	November-08	November-14	R$100	120,5% CDI	128,062	114,490
Subordinated Certificates (1)	February-08	February-13	R$85	IPCA +7,9%	121,954	107,048
Total					9,695,105	11,304,445

(1) Subordinated certificates of deposit issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.
(2) Indexed to 109% and 112% of the CDI or CDI plus interest of 1.16% p.a. to 1.53% p.a.
(3) Indexed to the IPCA (extended consumer price index) plus interest of 8.28% p.a. to 8.65% p.a.
(4) On January 22, 2010, the Bank redeemed in advance the Subordinate CDB (bank certificate of deposit), whose creditor was Banco Santander Spain, pursuant to authorization granted by the Central Bank of Brazil on January 8, 2010. In addition, in the redeemed of the Subordinate CDB, it was established a discount of R$ 64,188 thousand accounted in "Gains/losses on financial assets and liabilities".
(5) On September 20, 2010, was redeemed in advance the Perpetual Bonds, issued by the Grand Cayman branch pursuant to authorization by the Bacen in August 4, 2010.
(6) The purpose of the anticipated redemption was to improve the funding structure of the Bank, accordingly to the strategy informed in the use of proceeds of the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A" and Form F-1.

The detail by currency, of the balance of “Subordinated liabilities” is as follows:

	Thousands of Reais		Average Interest Rate (%)
Currency:	2010	2009	2010	2009

Reais	9,695,105	10,434,186	10.93%	9.68%
US Dollar	-	870,259	-	8.70%
Total	9,695,105	11,304,445	10.93%	9.60%

The changes in “Subordinated liabilities” were as follows:

	2010	2009

Balance at beginning of year	11,304,445	9,197,429
Issues	-	1,507,000
Subordinated Certificates (maturity in May 2019 and 13.5% fixed interest rate)	-	1,507,000
Payments	(2,598,938)	(159,905)
Redemption
Subordinated Certificates (maturity in May 2019 and 13.5% fixed interest rate)	(1,680,461)	-
Perpetual Non-Cumulative Junior Subordinated Securities (indeterminate maturity 8.7% fixed interest rate and amount of issuance U$500 million)	(879,294)
Interest payments	(39,183)	(159,905)
Interest	999,423	1,076,557
Foreign exchange	(9,825)	(316,636)
Balance at end of year	9,695,105	11,304,445

Note 42-c contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

20. Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousands of Reais	2010	2009

Credit card obligations	7,332,714	5,293,202
Unsettled financial transactions	2,370,678	2,060,835
Dividends payable	2,166,714	1,623,885
Tax collection accounts - Tax payables	621,510	482,544
Other financial liabilities	726,632	727,698
Total	13,218,248	10,188,164

Note 42-c contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.

21. Liabilities for insurance contracts

The breakdown of the balances of these items is as follows:

Thousands of Reais	2010	2009

Provision for unearned premiums - Insurance	425,551	347,087
Provision for unsettled claims	275,040	176,593
Provision for claims incurred but not reported (IBNR)	58,553	66,527
Technical provisions - Individual Life and Life coverage for survival	13,206,875	10,043,733
Technical provisions - Supplementary provision	5,484,756	4,781,501
Other technical provision	192,354	111,756
Total	19,643,129	15,527,197

22. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais	2010	2009

Provisions for pensions and similar obligations	1,190,108	1,096,799
Provisions for contingent liabilities, commitments and other provisions (1)	8,205,053	8,383,463
Total	9,395,161	9,480,262

(1) Includes mainly provisions for taxes and others legal, civil and labor contingencies.

b) Changes

The changes in “Provisions” were as follows:

Thousands of Reais	2010			2009
	Pensions	Provisions for commitments and other provisions (1)	Total	Pensions	Provisions for commitments and other provisions (1)	Total

Balance at beginning of year	1,096,799	8,383,463	9,480,262	1,078,916	7,836,329	8,915,245
Net change in the scope of consolidation (note 3)	-	-	-	-	96,459	96,459
Additions charged to income:
Interest expense and similar charges (note 31)	156,419	-	156,419	100,567	-	100,567
Personnel Expenses (note 38)	16,212	-	16,212	36,534	-	36,534
Additions to provisions	179,265	1,795,061	1,974,326	43,464	3,437,229	3,480,693
Payments to pensioners and early retirees with a charge to internal provisions	-	-	-	(35,752)	-	(35,752)

Payments to external funds	(258,587)	-	(258,587)	(130,095)	-	(130,095)
Amount used	-	(2,233,557)	(2,233,557)	-	(2,726,181)	(2,726,181)
Transfers, exchange differences and other changes	-	260,086	260,086	3,165	(260,373)	(257,208)
Balance at end of year	1,190,108	8,205,053	9,395,161	1,096,799	8,383,463	9,480,262

(1) Includes, primarily, legal obligations, tax and social security, labor and civil contingencies.

c)  Provisions for pensions and similar obligations

i. Supplemental Pension Plan

The Banco Santander and its subsidiaries sponsor private pension entities and plans for the purpose of providing retirement and pension benefits that supplement those provided by the government, as defined in the basic regulations of each plan.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

- Plan I: defined benefit plan fully defrayed by the Banco Santander, covers employees hired on or after May 22, 1975 called Participants Recipients, and those hired by May 22, 1975 called Participants Aggregates, who are also entitled to death benefits.

- Plan II: defined benefit plan effective July 27, 1994, when the new text of the Statutes and Basic Regulations of Plan II came into effect, Plan I participants who opted for the new plan began contributing 44.9% of the funding rate established by the actuary for each period.

- Plan V: defined benefit plan fully defrayed by the Banco Santander, covers employees hired on or after May 22, 1975.

- Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev. This Plan, effective January 1, 2000, is provided only to employees hired until May 22, 1975.

- Plan III: defined benefit plan covers employees hired on or after May 22, 1975, previously enrolled in Plans I and II. In this plan, contributions are made by both the sponsor and participants.

- Plan IV: defined benefit plan covers employees hired on or after November 27, 2000, in which the sponsor contributes only to risk benefits and administrative costs.

• Sanprev - Santander Associação de Previdência (Sanprev)

- Plan I: was established on September 27, 1979 as a defined benefit plan for employees of plan sponsors, and has been in the process of discontinuance since July 1, 1996.

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

• Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

• Other plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): defined contribution plan, which was redesigned since June 2009, with shared contribution between employee and company. SantanderPrevi is a private pension entity engaged in providing social security benefit plans which are supplementary to the government social security plan, in accordance with prevailing legislation. After approval of the Board and the Sponsors' Meeting, held on January 12, 2010, was approved the change in the name of HolandaPrevi - Sociedade de Previdência Privada to SantanderPrevi - Sociedade de Previdência Privada, whose case was approved on July 7, 2010 by the National Superintendency of Pension Funds (Previc).

Fundação América do Sul de Assistência e Seguridade Social (Fasass): In July, 2009, after the approval of the Supplementary Pension Plan Secretariat (SPC), the individual reserves of defined benefit and variable contribution private pension plans, under the responsibility of Fasass, were transferred to the private pension plan company which is not a member of the Santander Group. The purpose of this operation is to offer to the assisted members and beneficiaries the option of receiving a benefit equivalent to that of the PGBL (pension plan similar to a life insurance), in view of the cancellation of the sponsorship by the Bank, approved by SPC on February 27, 2009. For the members who joined the new plans (PGBLs), Banco Santander transferred R$26,963, to form the Mathematical Reserve for Benefits Granted.

Previban - Previdência Privada Paraiban (Previban): In March de 2009, the withdrawal of Previban sponsoring was completed with the settlement of R$213 in actuarial obligations.

Banco Santander and subsidiary companies are the sponsor of the welfare plans, supplemental retirement plan and of pension plans for associated employees, structured as defined benefit plans.

ii. Actuarial Techniques

The amount of the defined benefit obligations was determined by independent actuaries using the following actuarial techniques:

• Valuation method:

Projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

• Nominal discount rate for actuarial obligation:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans - 10.7% (2009 - 11.1%).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Expected rate of return on plan assets:

- Banesprev - Plan I - 11.3% (2009 -12.1%).
- Banesprev - Plan II - 11.1% (2009 -12.5%).
- Banesprev - Plan III - 11.3% (2009 -12.5%).
- Banesprev - Plan IV - 12.2% (2009 -10.6%).
- Banesprev - Supplementary retirement and pension plan - 11.4% (2009 -11.1%).
- Banesprev - Plan V - 11.0% (2009 - 10.8%).
- Sanprev - 11.1% (2009 - 10.6%).
- Bandeprev - 11.0% (2009 -10.0%).
- SantaderPrevi - 10.8% (2009 - 9.7%).
- Other Plans: null - the plan does not have assets.

• Estimated long-term inflation rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans - 4.4% (2009 - 4.2%).

• Estimate salary increase rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans - 4.9% (2009 - 4.7%).

iii. Health and Dental Care Plan

• Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A

The Banco Santander contributes to Cabesp, an entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

• SantanderPrevi’s Retirees

SantanderPrevi’s retirees’ health care plan is a lifetime benefit and receives a subsidy of 30% of the basic plan cost from the sponsor, payable only to beneficiaries entitled to the benefits through December 31, 2002. Costing is made directly by the sponsor.

• Former employees of Banco Real S.A. (retiree by Circulares)

The health care plan of the former employees of Banco Real is a lifetime benefit and receives a subsidy of 90% of the basic plan cost from the sponsor.

• Bandeprev’s retirees

The health care plan of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which the Banco Santander is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

• Officer with Lifetime Benefits (Lifetime Officers)

Lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. who held an officer position at Banco Sudameris Brasil S.A. for a period of 10 years or more (closed group). With the merger of Banco Sudameris Brasil S.A., later merger of Banco Real, Banco Santander became responsible for ensuring the benefit.

• Life insurance for Banco Real’s retirees

Life insurance policy for former employees of Banco Real. Upon the death of the beneficiary, his/her dependent receives a lump-sum death benefit and, upon the death of the beneficiary’s spouse, the beneficiary receives 50% of such amount. Banco subsidizes 45% of the total premium (closed group).

• Free clinic

The health care plan "free clinic" is a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

• Plasas

Voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Bank health plan, in the same conditions for healthcare coverage, taken place during their employment contract. The Bank’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The funding status of the defined benefit obligations in 2010 and 2009 is as follows:

Thousands of Reais	Post-Employment Plans		Other Similar Obligations
	2010	2009	2010	2009

Present value of the obligations:
To current employees	1,212,603	1,078,765	530,858	23,053
Vested obligations to retired employees	14,009,689	12,644,915	3,759,378	3,842,505
	15,222,292	13,723,680	4,290,237	3,865,558
Less:
Fair value of plan assets	14,522,452	13,324,387	4,142,589	3,683,450
Unrecognized actuarial (gains)/losses	439,175	223,152	(6,600)	282,858
Unrecognized assets	(581,833)	(619,308)	(193,363)	(402,457)
Unrecognized past service cost	-	358	-	-
Provisions – Provisions for pensions	842,498	795,091	347,611	301,707

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

Thousands of Reais	Post-Employment Plans		Other Similar Obligations
	2010	2009	2010	2009

Current service cost (note 38)	16,212	22,051	-	14,483
Interest cost	1,460,199	1,362,265	424,157	307,459
Expected return on plan assets	(1,337,358)	(1,291,696)	(390,579)	(277,461)
Extraordinary charges:
Actuarial (gains)/losses recognized in the year	61,699	36,552	58,958	6,857
Past service cost	32	57	-	-
Early retirement cost	-	-	58,576	-
Total	200,784	129,229	151,112	51,338

The changes in the present value of the accrued defined benefit obligations were as follows:

Thousands of Reais	Post-Employment Plans		Other Similar Obligations
	2010	2009	2010	2009

Present value of the obligations at beginning of year	13,723,680	12,630,889	3,865,558	2,711,520
Current service cost	16,212	22,051	-	14,483
Interest cost	1,460,199	1,362,265	424,157	307,459
Early retirement cost	32	-	1,026	-
Benefits paid	(1,064,412)	(1,394,064)	(177,674)	(178,875)
Actuarial (gains)/losses	1,085,254	1,102,539	132,301	1,010,971
Other	1,327	-	44,869	-
Present value of the obligations at end of year	15,222,292	13,723,680	4,290,237	3,865,558

The changes in the fair value of the plan assets were as follows:

Thousands of Reais	Post-Employment Plans		Other Similar Obligations
	2010	2009	2010	2009

Fair value of plan assets at beginning of year	13,324,387	12,390,745	3,683,450	2,897,569
Expected return on plan assets	1,337,358	1,291,696	390,579	277,461
Actuarial gains/(losses)	778,074	684,445	188,771	638,240
Contributions	129,051	106,837	58,833	42,751
Of which:
By the Bank	108,501	84,495	53,944	37,635
By plan participants	20,550	22,341	4,889	5,116
Benefits paid	(1,051,854)	(1,149,336)	(192,371)	(172,571)
Exchange differences and other items	5,436	-	13,327	-
Fair value of plan assets at end of year	14,522,452	13,324,387	4,142,589	3,683,450

In 2011 the Bank expects to make contributions to fund these obligations for amounts similar to those made in 2010.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2010	2009

Equity instruments	5.05%	2.55%
Debt instruments	92.91%	96.58%
Properties	0.47%	0.12%
Other	1.57%	0.75%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The following table shows the estimated benefits payable at December 31, 2010 for the next ten years:

Thousands of Reais

2011	1,348,745
2012	1,422,710
2013	1,491,227
2014	1,563,481
2015	1,638,953
2016 to 2020	9,365,494
Total	16,830,610

d) Provisions for contingent liabilities, commitments and other provisions

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

i. Legal obligations and tax and social security contingencies (probable loss risk)

In November 2009, the Bank and its controlled entities joined the program of installments and payment of tax debts and social security established by Law 11,941/2009. The main processes included in this program were: (i) Deductibility of CSLL, in which the entities were claiming the deduction of CSLL in the calculation of IRPJ. (ii) lawsuit filed by several companies of the group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%) and (iii) Concurrency IRPJ, in which ABN Leasing intended to reconcile for income tax depreciation expense in the same period of leasing revenue recognition.

Considering the rules established in this Law, the accounting effects of tax and social security contingencies included as immediate payment, were recorded at the time of entry into the program.

The Bank and its subsidiaries also accepted to pay in installments the tax debts and social security, which may be settled at a later date after the formal consolidation of debts, to be held by the Federal Revenue Service, under the rules of the program. Thus, no accounting effect was recognized until as the formal consolidation of debts are not achieved. Therefore it was not possible to identify and quantify the processes to be included in the program and its accounting effects.

The main judicial and administrative proceedings involving tax and social security obligations that remain after the application of Law 11,941/09 are:

• PIS and Cofins - R$5,119,731 thousand (December 31, 2009 - R$3,734,078 thousand): lawsuit filed by several companies of the conglomerate against the provisions of article 3, paragraph 1 of Law 9,718/98, pursuant to which PIS and COFINS must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court, PIS and Cofins were levied only on revenues from services and sale of goods.

• CSLL - equal tax treatment - R$278,194 thousand (December 31, 2009 - R$258,985 thousand) - lawsuits filed by several companies of the Group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%). These proceedings were not subject of the application of Law 11,941/2009.

• Increase in CSLL tax rate - R$848,734 thousand (December 31, 2009 - R$548,550 thousand) - The Bank and other companies of the Group filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11,727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

• Service Tax (ISS) - Financial Institutions - R$473,371 thousand (December 31, 2009 - R$268,845 thousand): refers to administrative and judicial proceedings against several counties require the payment of ISS on several revenues from operations that are not usually qualified as service.

• Social Security Contribution (INSS) - R$259,526 thousand (December 31, 2009 - R$209,045 thousand): refers to administrative and judicial proceedings on several companies seeking collection of social security contribution and education allowance on amounts that normally are not considered as wage which is the basis for application of the % of Social Security contribution.

• Allowance for doubtful accounts - R$203,697 thousand (December 31, 2009 - R$209,559 thousand) - collection of IRPJ and CSLL levied on the allowance for doubtful accounts, arising from the deduction, considered undue by tax authorities, in tax year bases of 1995, alleging that the tax criteria in effect at the time were not complied with it.

ii. Labor contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, and provision are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

iii. Civil contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s arguments related to Plano Bresser, Verão and Collor II, and favorably related to Plano Collor I. The Supreme Court is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years. With this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. The Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

iv. Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$455,841 thousand, R$30,764 thousand and R$7,180 thousand (December 31, 2009 - R$430,357 thousand, R$61,141 thousand and R$33,601 thousand), with responsibility of the former controlling stockholders of the acquired entities. The lawsuits have guarantees under the agreements signed at the time of the acquisitions in the amount of R$493,785 thousand (December 31, 2009 - R$525,099 thousand). These lawsuits have no effects on the balance sheet.

v. Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, civil and labor matters assessed by legal counsels as possible losses, which were not accounted for. The main lawsuits are:

• CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços de Informática S.A. and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals, previous Contributors Board, judged the administrative proceedings, annulling the infraction notice of Santander DTVM and maintaining the infraction notice of the Bank. All these administrative proceedings are pending of decisions by the Board of Tax Appeals. The updated amount of each proceeding is approximately R$537 million.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - the Federal Revenue Service issued an Infraction Notice against Banco Santander for the collection of IRPJ and CSLL for tax year bases of 2002 to 2006, on amounts reimbursed by the former controlling stockholder of Banco Santander for payments made by the Banco Santander that were the responsibility of the former controlling stockholder, which management circumstances caused the complaint on the settled obligations. The Federal Revenue Service inspection understood that the amount deposited in favor of Banco Santander refers to taxable income. On December 2010, the Tax Authorities issued an Infraction Notice to the tax year bases of 2005 and 2006. Referrals violation reports were subject to administrative appeal because the Banco Santander did not receive taxable income and had no equity increase resulting from these payments. The administrative proceedings are awaiting judgment. The updated amount of each proceeding is approximately R$597 million.

• Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. At these moment, awaits the decision on the appeal trial by the Union. The updated amount involved is approximately R$379 million.

• Credit Losses - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of credit losses once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$245 million.

• CSLL - Unconstitutionality - Noncompliance with the amnesty established by Law 9,779/1999 - claims that entities that joined the amnesty failed to comply with the requirements of such Law, alleging that such entities were not supported by an injunction for all periods paid (1989 to 1999). The judicial and administrative proceedings are awaiting judgment. The updated amount involved is approximately R$177 million.

• CSLL - equal tax treatment - Constitutional Amendment 10 from 1996 - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. There is a lawsuit awaiting judgment and other appeals pending decisions. The adjusted amount involved is approximately R$161 million.

• CSLL - Favorable and unappealable decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The bank has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7,689/1988 and Law 7,787/1989 in the period required by Federal Revenue Service. It is pending a definite judicial decision. The updated amount involved is approximately R$156 million.

• IRPJ/CSL - Capital Gain - the Federal Revenue Service issued an infraction notice against Santander Seguros (merger of ABN AMRO Brasil Dois Participações S.A.) to demand IRPJ and CSL related to year-base 2005, understanding that it would have had taxation for a lower tax rate when ABN AMRO Brasil Dois Participações S.A. sold its shareholdings held in Real Seguros and Real Vida e Previdência. The tax assessment notice was defended in the administrative level, therefore the Administration understand that the fiscal treatment in the operation was in accordance with tax legislation and the capital gain was properly taxed. The administrative proceeding is awaiting judgment. The amount involved is R$ 197 million.

• Semiannual Bonus or Profit Sharing - Labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Banco Santander has filed an appeal. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

23. Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousands of Reais	2010	2009	2008

Income before taxes, net of profit sharing	9,996,503	8,137,129	2,548,833
Interest on capital (1)	(1,760,000)	(825,122)	(480,000)
Unrealized profits	-	(4,707)	(1,335)
Income before taxes	8,236,503	7,307,300	2,067,498
Total income and social contribution tax at the rates of 25% and 15%, respectively	(3,294,601)	(2,922,920)	(826,999)
PIS and COFINS (net of income and social contribution taxes) (2)	(856,107)	(993,057)	(492,554)
Equity in subsidiaries	17,577	118,166	44,932
Goodwill	1,455,407	1,519,094	375,542
Nondeductible expenses and provisions	42,445	32,865	(74,441)
Exchange variation - foreign branches (3)	(196,941)	(634,492)	681,453
Effect of income and social contribution taxes on prior year's temporary differences	124,007	157,493	125,311
Effects of change in rate of 9%	60,987	67,176	(9,221)
Other adjustments	33,297	26,510	5,770
Income and social contribution taxes	(2,613,929)	(2,629,165)	(170,207)
Of which:
Current tax	(2,501,876)	(3,650,660)	(1,173,722)
Deferred taxes	(112,053)	1,021,495	1,003,515
Taxes paid in the year	(1,043,419)	(1,973,257)	(918,677)

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
(3) Relates to the net loss in 2010 and 2009 and net gain in 2008 arising from the economic hedge of the Bank’s position in Cayman, which is a non-autonomous subsidiary, offset by a loss recorded on “Gain/Losses on Financial Assets and Liabilities (Net)” (note 35).

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousands of Reais	2010	2009	2008

Profit Before Taxes	9,996,503	8,137,129	2,548,833
Income tax	2,613,929	2,629,165	170,207
Effective tax rate (1)	26.15%	32.31%	6.68%

(1) In 2010, 2009 and 2008, considering the tax effect of the exchange variation over foreign branches and the economic hedge, accounted in the Gains (losses) on financial assets and liabilities (net) (note 35) the effective tax rate would have been 23.5%, 23.2% and 25%, respectively.

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity, in Consolidated Statements of Recognized Income and Expense:

Thousands of Reais	2010	2009

Tax credited to equity	94,911	170,038
Measurement of available-for-sale fixed-income securities	88,172	-
Measurement of available-for-sale equity securities	2,716	20,187
Measurement of cash flow hedges	4,023	149,851
Tax charged to equity	(692,881)	(568,155)
Measurement of non-current assets held for sale	(18,511)	(19,397)
Measurement of available-for-sale fixed-income securities	(623,712)	(548,758)
Measurement of available-for-sale equity securities	(38,874)	-
Measurement of cash flow hedges	(11,784)	-
Total	(597,970)	(398,117)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousands of Reais	2010	2009

Tax assets	13,624,880	13,617,159
Of which:
Tax loss carryforwards	1,462,490	1,669,755
Temporary differences (1)	12,162,390	11,947,404

Tax liabilities	4,280,159	3,867,857
Of which:
Excess depreciation of leased assets	2,454,253	2,153,120
Adjustment to fair value of trading securities and derivatives	1,825,906	1,714,737

(1) Temporary differences relate mainly to impairment losses on loans and receivables and contingent liabilities.

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last two years were as follows:

Thousands of Reais	Balances at December 31, 2009	Adjustment to Income	Valuation adjustments	Acquisitions for the Year (Net)	Balances at December 31, 2010

Deferred tax assets	13,617,159	212,960	(205,239)	-	13,624,880
Deferred tax liabilities	3,867,857	325,013	87,289	-	4,280,159
Total	9,749,302	(112,053)	(292,528)	-	9,344,721

Thousands of Reais	Balances at December 31, 2008	Adjustment to Income	Valuation adjustments	Acquisitions for the Year (Net)	Balances at December 31, 2009

Deferred tax assets	11,769,157	1,753,146	107,989	(13,133)	13,617,159
Deferred tax liabilities	3,130,894	731,651	3,960	1,352	3,867,857
Total	8,638,263	1,021,495	104,029	(14,485)	9,749,302

e) Expected realization of tax loss carryforwards

Year	2010	2009

2011	399,258	111,543
2012	585,658	251,029
2013	253,790	287,525
2014	185,576	399,168
2015	37,642	345,529
2016 to 2018	521	274,962
2019 to 2020	45	-
Total	1,462,490	1,669,756

24. Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousands of Reais	2010	2009

Accrued expenses and deferred income	1,646,121	1,751,717
Transactions in transit	411,426	349,097
Provision for share-based payment	86,568	33,221
Other	1,461,723	2,093,733
Total	3,605,838	4,227,768

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

- Other reclassifications: includes the amount of the transfers made in the year between the various valuation adjustment items.

In the Consolidated Statements of Recognized Income and Expense the amounts in "Valuation adjustments" are recognized gross, including the amount relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a) Available-for-sale financial assets

This item includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets.

The changes in the balance at December 31, 2010 with respect to the previous year relate mainly to the increase arising from the gain of unrealized gains that were recognized in equity at 2009 year-end.

b) Cash flow hedges

This item includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see note 8-c).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

26. Non-controlling interests

“Non-controlling interests” include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousands of Reais	2010	2009

Agropecuária Tapirapé S.A.	67	63
Santander Leasing S.A. Arrendamento Mercantil	987	910
Santander CHP S.A.	409	297
Brasil Foreign Diversified Payment Rights Finance Company	2	67
Santander Getnet Serviços para Meios de Pagamentos S.A. (1)	6,611	-
Other companies	-	1
Total	8,076	1,338

Profit attributable to non-controlling interests	481	358
Of which:
Agropecuária Tapirapé S.A.	3	3
Santander Leasing S.A. Arrendamento Mercantil	77	94
Santander CHP S.A.	276	261
Santander Getnet Serviços para Meios de Pagamentos S.A. (1)	111	-
Other companies	14	-

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

Thousands of Reais	2010	2009

Balance at beginning of year	1,338	5,279
Inclusion of companies (1)	6,500	-
Dividends paid	(164)	(297)
Profit attributable to non-controlling interests	481	358
Others (2)	(79)	(4,002)
Balance at end of year	8,076	1,338

(1) On January 14, 2010, the Bank signed the contractual and bylaw instruments with GetNet to explore, develop and market transaction capture and processing services involving credit and/or debit cards in the Brazilian market.
(2) In 2009, refers substantially to the reduction of minority interest in Banco Comercial e de Investimento S.A. Sudameris (BCIS) and Banco ABN AMRO Real S.A., due to the incorporation of these institutions by Banco Santander. In these transactions the Bank's shares were given to the minority shareholders, which now directly participate in Banco Santander.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

27. Shareholders’ equity

a) Capital

According to the Banco Santander’s bylaws, the Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of the stockholders. The paid-up capital is represented as follows:

	2010			2009
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	38,084,679	36,130,149	74,214,828	33,546,259	32,004,313	65,550,572
Foreign residents	174,757,053	150,072,236	324,829,289	179,295,473	154,198,072	333,493,545
Total shares	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117

On April 27, 2010, the Extraordinary Stockholders' Meeting approved the proposal of capital increase amounting to R$22,130 thousand, without the issuance of new shares, through the incorporation of capital reserves, which was ratified by Bacen on June 24, 2010.

On October 13, 2009, as a result of the Global Share Offering, the capital of Banco Santander was increased by 525,000.000 Units (totaling 55,125,000 thousand shares, out of which 28,875,000 thousand are common shares and 26,250,000 thousand are preferred shares), each Unit represents 55 common shares and 50 preferred shares, all registered shares, without par value. On October 29, 2009 the number of shares initially offered in the Global Share Offering was increased by 6.85%, i.e., 35,955,648, (3,775,343 thousand shares, of which 1,977,561 thousand are ordinary shares and 1,797,782 thousand are preferred shares). The capital increase totaled R$ 12,988,842 thousand net of issuances costs of R$ 193,616 thousand.

The Extraordinary Shareholders' Meeting held on August 14, 2009 approved the capital increase of Banco Santander in the amount of R$2,471,413, with the issuance of 14,410,886 thousand shares (7,710,343 thousand are common shares and 6,700,543 thousand are preferred share) ,all of them registered and without par value, related to the share merger of Santander Seguros, Santander Brasil Asset and BCIS.

The Extraordinary Stockholders’ Meeting held on August 29, 2008 approved the increase in Banco Santander’s total capital from R$38,920,753 thousand, of which R$38,020,753 thousand were allocated to Capital and R$900,000 thousand to Capital Reserves, through the issuance of 189,300,327 thousand shares, (101,282,490 thousand are common shares and 88,017,837 thousand are preferred shared), without par value, related to the merger of shares of Banco Real and AAB Dois Par to the Banco Santander's Equity. The merger of shares and capital increase was approved by the Bank on January 27, 2009.

At the meeting held on July 25, 2008, the Board of Directors approved a capital increase of 3,689,477 thousand shares (1,974,003 thousand common shares and 1,715,474 thousand preferred shares), in the amount of R$800,000 thousand.

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Banco Santander.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

	2010
	Thousands of Reais (9)	Reais per Thousand Shares / Units
		Common	Preferred	Units
Interest on capital (1)(4)	400,000	0.9577	1.0535	105.3477
Intermediate dividends (2)(4)	500,000	1.1917	1.3168	131.6847
Interest on capital (3)(4)	400,000	0.9577	1.0535	105.3477
Interest on capital (5)(8)	530,000	1.2690	1.3959	139.5858
Interest on capital (6)(8)	430,000	1.0295	1.1325	113.2488
Intermediate dividends (7)(8)	1,280,000	3.0647	3.3711	337.1128
Total in December 31, 2010	3,540,000

(1) Established by the Board of Directors in March, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(2) Established by the Board of Directors in June, 2010.
(3) Established by the Board of Directors in June, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(4) The Amounts for the Interest on Capital were paid on August 25, 2010.
(5) Established by the Board of Directors in September, 2010, Common Shares - R$1.0786 and Preferred Shares - R$1.1865 and Units - R$118.6479, net of taxes.
(6) Established by the board of Directors in December, 2010, Common Shares - R$0.8751, and Preferred Shares - R$0.9626 and Units - R$96.2615, net of taxes.
(7) Established by the Board of Directors in December 2010.
(8) The amounts for the Interest on Capital and Dividends will be paid after February 25, 2011, without any additional amount for monetary correction.
(9) The amount for to the intermediate dividends and interest on capital are fully input into the mandatory dividends, recognized in income for the period ended December 31, 2010.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2009
	Thousands of Reais (5)	Reais per Thousand Shares / Units
		Common	Preferred	Units
Interest on capital (1)	340,000	0.9974	1.0972	n.a.
Interest on capital (2)	285,000	0.8361	0.9197	n.a.
Intermediate Dividends (3)	327,400	0.7839	0.8623	86.2271
Intercalary Dividends (3)	422,600	1.0118	1.1130	111.2999
Interest on capital (3)(4)	200,000	0.4789	0.5267	52.6738
Total in December 31, 2009	1,575,000

(1) Established by Board of Directors in April 2009. Common shares - R$0.8478 and Preferred shares - R$0.9326, net of taxes.
(2) Established by Board of Directors in June 2009. Common shares - R$0.7107 and Preferred shares - R$0.7817, net of taxes.
(3) Established by Board of Directors in December 2009.
(4) Common shares - R$0.4070 and Preferred shares - R$0.4477, net of taxes, and Units R$44,7728.
(5) The amount for to the intermediate dividends, intercalary dividends and interest on capital are fully input into the mandatory dividends for the period ended December 31, 2009, which will be paid on February 22, 2010, without any additional amount for monetary correction.

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

Capital reserve

The Bank´s capital reserve consists of: reserve of goodwill for the subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, repayment or purchase of shares of our treasury; incorporation of the capital, or payment of dividends to preferred shares in certain circumstances.

Reserve for equalization dividend

After the destination of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be destinated to constitute a reserve for equalization of dividends, which is limited to 50% of the Capital. This reserve aims to ensure funds for the payment of dividends, including the form of Interest on Capital, or any interim payment to maintain the flow of shareholders remuneration.

d) Treasury shares

On February, 2009 the Bank acquired 25,395 thousands own shares for the amount R$1,948 thousand. The Extraordinary shareholders' Meeting held on August, 2009 decided the cancellation of shares of its own issuance held in treasury, without reducing capital, through the absorption of R$1,948 thousand of the Capital Reserves account.

e) Strategic Partner of Santander Conglomerate in Brazil and Latin America

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of convertible bonds, regarding the subscription and payment by QHL the amount of US$ 2,718.8 million in bonds issued by Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% per annum in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Santander Conglomerate in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float before the end of 2014.

Up to the moment of this publication, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

f) Buyback Program for Banco Santander´s Units

In November 9, 2010, Banco Santander Board of Directors approved in the meeting held on this date the buyback program for Banco Santander´s depositary share certificates (Units), to be held in treasury and subsequently sold (Buyback Program). The Buyback Program will cover the acquisition of up to 1,452,282 Units, representing 79,875,510 common shares and 72,614,100 preferred shares which, on September 30, 2010, corresponding to approximately 0.21% of the outstanding shares, as defined in the Instruction CVM 10. The Buyback Program has the only purpose of enabling the risk management resulting from the rendering of market maker services by Banco Santander of certain index funds every time the Units are included in the portfolio of the reference index of such funds. The repurchased Units shall be used by Banco Santander exclusively for hedging against price oscillation of the securities which compose the reference index and shall be bought and sold in accordance to Banco Santander risk management policy. The Units shall be purchased on the stock exchange, at their market price, through Santander CCVM.

Until December 31, 2010 there were no repurchases for this purpose.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

28. Operational Ratios

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

	Financial Consolidated (1)
Thousands of Reais	2010	2009

Adjusted Tier I Regulatory Capital (2)	44,883,986	42,352,612
Tier II Regulatory Capital	7,433,493	9,972,644
Adjusted Regulatory Capital (Tier I and II) (2)	52,317,479	52,325,256
Required Regulatory Capital	26,019,647	22,483,494
Adjusted Portion of Credit Risk (2)	23,480,589	20,607,792
Market Risk Portions (3)	1,077,100	844,882
Operational Risk Portion	1,461,958	1,030,820
Basel II Ratio	22.1%	25.6%

(1) Amounts calculated based on the consolidated information of the financial institutions (Financial Conglomerate).
(2) Disregards the effect of goodwill on the merger of the shares of Banco Real and AA Dois Par, as determined by the international rule.
(3) Includes parcels for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of goods commodities (PCOM), the price of shares classified as trading portfolios (PACS), and parcels for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, according to Bacen Circular 3,477/2009, will publish information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br\ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On December 31, 2010 and 2009, Banco Santander classifies for said index.

29. Guarantees and commitments

The Bank provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. The following table summarizes at December 31, 2010 and 2009 all of the guarantees.

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

Thousands of Reais	2010	2009

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other sureties
Financial guarantees	18,117,260	17,379,109
Performance guarantees	907,676	695,099
Financial standby letters of credit	2,823,715	2,189,135
Other	273,759	243,406
Other contingent exposures	440,702	460,621
Documentary Credits	440,702	460,621
Total Contingent Liabilities	22,563,112	20,967,370

Commitments
Loan commitments drawable by third parties	93,472,343	77,789,371
Total Commitments	93,472,343	77,789,371

Total	116,035,455	98,756,741

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

Performance guarantees are issued to guarantee customers obligations such as to make contractually specified investments, to supply specified products, commodities, or maintenance or warranty services to a third party, completion of projects in accordance with contract terms, etc. Financial standby letters of credit include guarantees of payment of loans, credit facilities, promissory notes and trade acceptances. The Bank always requires collateral to grant this kind of financial guarantees. In Documentary Credits, the Bank acts as a payment mediator between trading companies located in different countries (import-export transactions). Under a documentary credit transaction, the parties involved deal with the documents rather than the commodities to which the documents may relate. Usually the traded commodities are used as collateral to the transaction and the Bank may provide some credit facilities. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. Credit card lines are unconditionally cancelable by the issuer. Commercial commitments are mostly 1 year facilities subject to information requirements to be provided by our customers.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$80,056 thousand (2009 - R$65,041 thousand).

30. Interest and similar income

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

The breakdown of the main interest and similar income items earned in 2010, 2009 and 2008 is as follows:

Thousands of Reais	2010	2009	2008

Cash and balances with the Brazilian Central Bank	3,589,924	1,666,931	2,270,494
Loans and amounts due from credit institutions	1,397,840	2,901,054	1,818,645
Loans and advances to customers	29,290,024	29,469,976	16,296,436
Debt instruments	6,442,288	5,201,840	3,327,287
Other interest	189,128	103,155	54,952
Total	40,909,204	39,342,956	23,767,814

31. Interest expense and similar charges

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

The breakdown of the main items of interest expense and similar charges accrued in 2010, 2009 and 2008 is as follows:

Thousands of Reais	2010	2009	2008

Deposits from the Brazilian Central Bank	-	29,340	467
Deposits from credit institutions	1,146,688	1,179,130	1,630,639
Customer deposits	12,773,546	13,164,015	9,145,873
Marketable debt securities and subordinated liabilities
Marketable debt securities (note 18)	1,212,962	1,047,750	548,834
Subordinated liabilities (note 19)	999,423	1,076,557	690,014
Pensions (note 22)	156,419	100,567	91,437
Other interest	525,088	578,506	222,581
Total	16,814,126	17,175,865	12,329,845

32. Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2010	2009	2008

Equity instruments classified as:
Financial assets held for trading	9,762	6,714	7,627
Of which:
Petroquimica Uniao S.A.	-	523	2,654
Petroleo Brasileiro S.A.	1,655	2,349	261
Cia Vale do Rio Doce	1,119	1,108	1,473
Marfrig Alimentos S.A.	2,308	-	-
Available-for-sale financial assets	41,959	23,189	29,345
Of which:
SERASA S.A	576	8,811	3,721
BM&FBovespa S.A. (1)	10,502	10,714	11,760
Coliseu Fundo de Investimento em Cotas de Fundos de Investimentos Multimercado Crédito Privado	17,924	-	-
Total	51,721	29,903	36,972

(1) In 2009 and 2008 include dividends received from shares of Bovespa Holding S.A. acquired by BM&FBovespa S.A.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

33. Fee and commission income

“Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2010	2009	2008

Collection and payment services:
Bills	384,942	378,519	218,979
Demand accounts	1,600,182	1,570,356	449,385
Cards	1,322,444	1,056,791	601,782
Checks and other	597,102	800,784	983,773
Orders	233,100	251,790	134,713
Total	4,137,770	4,058,241	2,388,632

Marketing of non-banking financial products:
Investment funds	1,108,586	851,766	700,233
Insurance	992,088	794,234	643,810
Capitalization	238,777	136,144	102,185
Total	2,339,451	1,782,144	1,446,228

Securities services:
Securities underwriting and placement	374,368	252,236	110,653
Securities trading	136,916	148,244	147,307
Administration and custody	109,353	129,241	64,232
Asset management	2,932	1,960	2,968
Total	623,569	531,681	325,160

Other:
Foreign exchange	310,311	314,720	100,129
Financial guarantees	248,127	219,549	146,625
Other fees and commissions	174,065	241,829	402,240
Total	732,503	776,098	648,994

Total	7,833,293	7,148,164	4,809,014

34. Fee and commission expense

“Fee and commission expense” shows the amount of all fees and commissions paid or payable by the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2010	2009	2008

Fees and commissions assigned to third parties	660,802	485,182	351,471
Of which: Credit cards	463,391	349,874	243,946
Other fees and commissions (1)	336,983	425,220	203,840
Total	997,785	910,402	555,311

(1) Refers mainly to expenditure on services of the financial system.

35. Gains (losses) on financial assets and liabilities (net)

“Gains (losses) on financial assets and liabilities (net)” includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a) Breakdown

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousands of Reais	2010	2009	2008

Held for trading (1)	1,159,058	2,032,272	(1,214,846)
Other financial instruments at fair value through profit or loss (2)	(26,828)	(10,132)	39,956
Financial instruments not measured at fair value through profit or loss	254,162	755,916	320,307
Of which: Available-for-sale financial assets
Debt instruments	31,397	122,886	(15,476)
Equity instruments	204,592	559,080	260,855
Hedging derivatives and other	71,758	(61,733)	(431,530)
Total	1,458,150	2,716,323	(1,286,113)

(1) Includes the economic hedge of the Bank’s position in Cayman, which is a non-autonomous subsidiary. See note 23 for the income tax impact of such hedge.
(2) Includes the net gain arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Bank manages its risk in these instruments on a global basis.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Financial assets and liabilities at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

Thousands of Reais	2010	2009

Loans and amounts due from credit institutions	339,696	1,974,435
Loans and advances to customers	-	389,113
Debt instruments	16,696,801	12,765,008
Equity instruments	20,707,290	16,331,550
Derivatives	5,017,359	4,950,006
Total	42,761,146	36,410,112

The detail of the amount of the liability balances is as follows:

Thousands of Reais	2010	2009

Deposits from credit institutions	-	1,795
Trading derivatives	4,755,314	4,401,709
Short positions	29,339	33,025
Total	4,784,653	4,436,529

36. Exchange differences (net)

“Exchange differences (net)” shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

37. Other operating income (expense)

These items in the consolidated income statement include:

Thousands of Reais	2010	2009	2008

Income from insurance contracts	6,830,524	3,591,713	-
Expense from insurance contracts	(6,518,689)	(3,358,737)	-
Profit from insurance contracts (1)	311,835	232,976	-
Other operating income	148,337	189,067	379,102
Other operating expense	(642,970)	(355,776)	(333,831)
Contributions to fund guarantee of credit - FGC	(165,201)	(181,891)	(105,088)
Other operating income (expense)	(659,834)	(348,600)	(59,817)
Total	(347,999)	(115,624)	(59,817)

(1) Since 2009, includes the Income from insurance related to the merger of shares of Santander Seguros as mentioned in Note 3-b.

38. Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousands of Reais	2010	2009	2008

Wages and salaries	3,731,340	3,363,877	2,253,313
Social security costs	993,971	971,245	569,136
Benefits	791,361	749,366	423,218
Defined benefit pension plans (note 22)	16,212	36,534	45,060
Contributions to defined contribution pension plans	49,641	49,976	33,166
Share-based payment costs	90,461	19,990	19,647
Training	92,974	88,084	46,564
Other personnel expenses	160,216	231,900	158,058
Total	5,926,176	5,510,972	3,548,162

b) Share-Based Compensation

Banco Santander has two long-term compensation plans linked to the market price of the shares – the Global Program and the Local Program. The members of the Executive Board and other key employees of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

b.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP). The characteristic of each plan are:

SOP Plan: It is a three-year Stock Option Plan by which new shares of the Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date. Expenses related to the plan are recognized in return for equity in "Reserves - Share-based payments".

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

PSP Plan: It is a compensation plan based on shares settled in cash (non-dilutable), launched in three-year cycles, retaining the executives’ commitment to long-term results. The minimum amount, corresponding to 50% of the compensation settled in cash, should be used by the participant to acquire Units, which cannot be sold during a period of 1 year from the exercise date. Expenses related to the plan are recognized in contrast to "Other liabilities - Provision for share-based payment" (note 24).

b.1.1) SOP Fair Value and Plans Performance Parameters

For accounting of the SOP and PSP plans, an Independent Consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted:

	Total Shareholder Return (TSR)			Net Income Realized
	% of	Probability		% of Exercisable Shares,
	Exercisable	of		Considering the Probability of
TSR Rank	Shares	Occurrence	Year	Occurrence
1°	50.00%	0.00%	2009	10.00%
2°	35.00%	0.02%	2010	7.15%
3°	25.00%	95.75%	2011	4.86%
4°	0.00%	4.23%	Acumulado	15.03%

For measurement of the fair value of the options in the SOP plan, the following premises and amounts are calculated based on the binomial method:

• Volatility	57.37%
• Rate of Dividends - SOP Plan	5.43%
• Vesting Period - SOP Plan	2.72 years
• Average exercise time - SOP Plan	3.72 years
• Risk-Free Rate - SOP Plan	11.18%
• Probability of Occurrence for SOP and PSP	60.93%
• Fair value of the shares - SOP Plan	R$7.19
• Average price of shares SANB11 in the 15 previous days to December 31, 2010 - PSP Plan	R$21.90

On 2010, pro-rata day expenses amounting R$20,976 thousand relating to the SOP plan and R$6,525 thousand relating to the PSP plan.

						Date of
					Date of	Expiry of
	Number of	Exercise	Concession		Commencement	Exercise
	Shares	Price in Reais	Year	Employees	of Exercise	Period

Balance on December 31, 2009	-
Granted SOP options	15,500,000	23.50	2010	Managers	02/03/10	06/30/14
Granted PSP options	1,471,475	-	2010	Managers	02/03/10	06/30/12
Cancelled SOP options	(2,877,141)	23.50	2010	Managers	02/03/10	06/30/14
Cancelled PSP options	(179,802)	-	2010	Managers	02/03/10	06/30/12
Final Balance on December 31, 2010	13,914,532
SOP Plan	12,622,859	23.50	2010	Managers	02/03/10	06/30/14
PSP Plan	1,291,673	-	2010	Managers	02/03/10	06/30/12
Total	13,914,532

b.1.2) Diluted earnings per share

The stock options of Plan SOP may dilute the basic earnings per share in the future. On December 31, 2010, these options were not included in the calculation of diluted earnings per share because they are antidilutant for the presented years.

b.2) Global Program

Plan I06

In 2004, Banco Santander created a long-term incentive plan for its executives (I06), linked to the attainment of two goals related to the controlling stockholder’s shares: appreciation of share price and growth of earnings per share. The conditions to receive the income were met and the variable compensation was paid from January 15, 2008 to January 15, 2009, at the price of €9.09 per stock option.

Long-Term Incentive Policy

The meeting of the Board of Directors’ of Santander Spain held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-year cycles for the delivery of shares to the beneficiaries, except for the first two cycles (Pl06 and PI09). A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: RTA and Earnings/Benefit per Share (BPA) growth.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

For the 4th cycle, only one performance parameter ought to be considered, which has 100% weigh in the distributed shares calculations: the Group´s RTA.

Fair value

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

					Data of
					Commenceme
	Number of	Exercise	Concession		nt of Exercise	Data of Expiry of
	Shares	Price in Euros	Year	Employees	Period	Exercise Period

Plans Outstanding at December 31, 2007	7,996,687
Options Exercised (Plan I06)	(4,657,550)	9.09	-	Managers	01/15/08	01/15/09
Options Granted (Plan I11)	2,311,231	-	2008	Managers	06/21/08	07/31/11
Plans Outstanding at December 31, 2008	5,650,368
Options Cancelled (Plan I06)	(1,261,450)	9.09	-	Managers	01/15/08	01/15/09
Exercised Options (Plan I09)	(681,767)	-	2007	Managers	06/23/07	07/31/09
Cancelled Options (Plan I09)	(152,565)	-	2007	Managers	06/23/07	07/31/09
Options Granted (Plan I12)	455,008	-	2009	Managers	06/19/09	07/31/12
Plans Outstanding at December 31, 2009	4,009,594
Exercised Options (PI10)	(1,161,014)	-	2007	Managers	06/23/07	07/31/10
Cancelled Options (PI10)	(82,341)	-	2007	Managers	06/23/07	07/31/10
Granted Options (PI12)	86,198	-	2009	Managers	06/19/09	07/31/12
Granted Options (PI13)	597,811	-	2010	Managers	07/01/10	07/31/13
Plans Outstanding at December 31, 2010	3,450,248
Plan I11	2,311,231	-	2008	Managers	06/21/08	07/31/11
Plan I12	541,206	-	2009	Managers	06/19/09	07/31/12
Plan I13	597,811	-	2010	Managers	07/01/10	07/31/13
Total	3,450,248

On 2010, pro-rata expenses were registered in the amount of R$14,393 thousand (2009 - R$19,893 thousand), related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans. These amounts include the "pro rata" expenses for PI10, which had its last cycle closed in July, 2010. Expenses related to these plans are recognized in contrast to "Other liabilities - Provision for share-based payment" (note 24).

Plans do not cause dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b.3) Share-Based Bonus

The Annual Shareholders’ Meeting of Banco Santander Spain, held on June 11, 2010, approved the new policy for executive compensation through a share-based bonus plan effective for all the companies of the Group, including Santander Brasil. This new policy, subject to adjustments applicable to Santander Brasil, will be submitted to the approval of the Appointment and Compensation Committee at the meeting to be held on February 1, 2011, and to the resolution of the Board of Directors at the meeting to be held on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders via a long-term commitment.

The purpose of the plan is the cash payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is within the limits of the overall management compensation approved by Banco Santander's Annual Shareholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The plan will not lead to a dilution of Banco Santander’s capital stock, as participants will not be shareholders of the Bank, nor will they be entitled to any other rights or privileges enjoyed by said shareholders.

Considering the evidence of a probable cash outlay under the plan’s terms and based on reliable estimates, expenses of R$48,544 thousand were recorded in December 2010 referring to the provision for Share-Based Bonus, recognized in contrast to "Other liabilities - Provision for share-based payment" (note 24).

39. Other administrative expenses

a) Breakdown

The breakdown of the balance of this item is as follows:

Thousands of Reais	2010	2009	2008

Property, fixtures and supplies	965,633	1,043,498	552,538
Technology and systems	888,922	897,581	636,739
Advertising	421,643	497,246	404,052
Communications	554,713	612,904	457,675
Per diems and travel expenses	150,875	167,954	114,150
Taxes other than income tax	88,833	54,208	55,365
Surveillance and cash courier services	513,325	468,833	275,423
Insurance premiums	8,811	8,888	5,763
Specialized and technical services	1,504,306	1,448,984	946,268
Technical reports	380,866	377,331	293,122
Others specialized and technical services	1,123,440	1,071,653	653,146
Other administrative expenses	207,365	236,149	188,802
Total	5,304,426	5,436,245	3,636,775

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I) to their respective auditors, the detail being as follows:

Thousands of Reais	2010	2009	2008

Audit of the annual financial statements and audit related services of the companies audited by Deloitte (constant scope of onsolidation)	9,054	6,180	6,109

Audit of the annual financial statements audit related services of the companies audited by Deloitte (additions to scope of consolidation)	-	373	172

Additionally to the expenses with audit of the financial statements, the Bank had an fee paid to Deloitte in 2009 related to the audit of the Global Offering in the amount of R$8.8 million, after taxes and was recorded as transaction cost net of capital increase.

Services provided by others audit firms totaled R$15.0 million (2009 - R$2.5 million and 2008 - R$3.0 million).

40. Gains (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance of this item is as follows:

Thousands of Reais	2010	2009	2008

Gains	341	3,377,953	19,701
On disposal of tangible assets	229	36,161	13,162
On disposal of investments (1)	112	3,341,792	6,539
Losses	(59,527)	(8,652)	(13,090)
On disposal of tangible assets	(260)	(8,652)	(13,090)
On disposal of investments	(59,267)	-	-
Total	(59,186)	3,369,301	6,611

(1) In 2009, the Bank made a disposal of investment of Companhia Brasileira de Meios de Pagamentos - (VisaNet), Tecban - Tecnologia Bancária S.A. and Companhia Brasileira de Soluções e Serviços - CBSS accounting a net gain of R$3,315 million.

41. Gains (losses) on non-current assets held for sale not classified as discontinued operations

It refers basically to the result on disposal of property received in the processes of recovery of loans to customers and the provision of the recoverable value of these assets. In 2010, includes R$106,827 thousand (2009 - R$63,000 thousand) of gain on sale of office buildings, mainly related to the move to new headquarter.

42. Other disclosures

a) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

Thousands of Reais	2010	2009

Investment funds	102,516,308	95,324,100
Assets under management	8,822,049	3,083,043
Total	111,338,357	98,407,143

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Third-party securities held in custody

At December 31, 2010, the Bank held in custody debt securities and equity instruments totaling R$194,063,773 thousand (2009 - R$94,949,464 thousand) entrusted to it by third parties.

c) Residual maturity periods and Average interest rates

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

	December 31, 2010
	Thousands of Reais
								Average
	On	Up to	3 to	1 to	3 to	After 5		Interest
	Demand	3 Months	12 Months	3 Years	5 Years	Years	Total	Rate
Assets:
Cash and balances with the Brazilian Central Bank	44,343,701	7,966,178	4,490,272	-	-	-	56,800,151	11.0%
Debt instruments	-	6,705,785	3,455,031	36,393,309	6,947,815	8,754,287	62,256,227	11.5%
Equity instruments	22,435,327	-	-	-	-	-	22,435,327

Loans and amounts due from credit institutions	5,735,109	1,747,182	2,319,266	946,794	3,716,619	8,533,246	22,998,216	6.7%
Loans and advances to customer, gross	9,744,791	37,616,374	51,095,094	45,347,623	10,536,509	6,217,932	160,558,323	21.3%
Total	82,258,928	54,035,519	61,359,663	82,687,726	21,200,943	23,505,465	325,048,244	15.1%

Liabilities:
Financial liabilities at amortised cost:
Deposits from credit institutions	856,322	19,304,849	10,358,095	10,669,471	524,889	677,946	42,391,572	6.0%
Customer deposits	46,603,707	28,910,116	26,300,047	58,599,472	4,401,853	3,134,006	167,949,201	9.7%
Marketable debt securities	-	3,194,214	6,446,755	7,422,491	2,482,347	540,838	20,086,645	10.4%
Subordinated liabilities	-	-	-	3,010,208	1,902,811	4,782,086	9,695,105	10.9%
Other financial liabilities	2,432,612	10,608,134	20,440	157,062	-	-	13,218,248
Total	49,892,641	62,017,313	43,125,337	79,858,704	9,311,900	9,134,876	253,340,771	9.2%

Difference (assets less liabilities)	32,366,287	(7,981,794)	18,234,326	2,829,022	11,889,043	14,370,589	71,707,473

	December 31, 2009
	Thousands of Reais
	On	Up to	3 to	1 to	3 to	After 5		Average
								Interest
	Demand	3 Months	12 Months	3 Years	5 Years	Years	Total	Rate
Assets:

Cash and balances with the Brazilian Central Bank	12,169,277	6,828,836	8,270,899	-	-	-	27,269,012	8.9%
Debt instruments	-	14,279,921	1,784,616	13,049,117	20,751,920	7,645,358	57,510,932	10.8%
Equity instruments	17,991,746	-	-	-	-	-	17,991,746

Loans and amounts due from credit institutions	3,246,260	8,375,243	4,313,669	1,308,300	2,477,758	6,481,348	26,202,578	9.2%
Loans and advances to customer, gross	6,716,360	25,651,927	41,119,405	47,045,584	12,505,072	5,356,055	138,394,403	23.8%
Total	40,123,643	55,135,927	55,488,589	61,403,001	35,734,750	19,482,761	267,368,671	16.4%

Liabilities:
Financial liabilities at amortised cost:
Deposits from the Brazilian Central Bank	-	176,432	63,681	-	-	-	240,113	3.1%
Deposits from credit institutions	189,858	5,060,811	7,373,626	7,486,135	742,446	104,765	20,957,641	8.5%
Customer deposits	40,358,100	33,634,930	30,639,047	40,770,381	4,032,168	5,530	149,440,156	8.8%
Marketable debt securities	-	3,242,520	4,882,803	936,678	1,532,956	844,053	11,439,010	7.9%
Subordinated liabilities	-	2,104	-	-	4,330,919	6,971,422	11,304,445	9.6%
Other financial liabilities	3,650,259	6,340,210	(33,470)	249,391	(18,226)	-	10,188,164
Total	44,198,217	48,457,007	42,925,687	49,442,585	10,620,263	7,925,770	203,569,529	8.8%

Difference (assets less liabilities)	(4,074,574)	6,678,920	12,562,902	11,960,416	25,114,487	11,556,991	63,799,142

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Equivalent reais value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

Equivalent Value in Thousands of Reais	2010		2009
	Assets	Liabilities	Assets	Liabilities

Cash and balances with the Brazilian Central Bank	66,065	-	2,069,530	-
Financial assets/liabilities held for trading	1,127,863	1,050,380	1,981,386	1,048,742
Available-for-sale financial assets	1,057,000	-	713,042	-
Loans and receivables	21,437,906	-	15,092,956	-
Financial liabilities at amortized cost	-	22,926,205	-	17,469,224
Total	23,688,834	23,976,585	19,856,914	18,517,966

e) Fair value of financial assets and liabilities not measured at fair value

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

i) Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial assets measured at other than fair value and their respective fair values at year-end:

Thousands of Reais	2010		2009
	Carrying		Carrying	Fair Value
Assets	Amount	Fair Value	Amount

Loans and receivables:
Loans and amounts due from credit institutions (note 5)	22,658,520	22,658,520	24,228,143	24,228,143
Loans and advances to customers (note 9)	151,366,561	151,536,439	127,934,811	128,065,076
Debt instruments (note 6)	81,444	87,208	-	-
Total	174,106,525	174,282,167	152,162,954	152,293,219

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial liabilities measured at other than fair value and their respective fair values at year-end:

Thousands of Reais	2010		2009
	Carrying		Carrying
Liabilities	Amount	Fair Value	Amount	Fair Value

Financial liabilities at amortized cost:
Deposits from the Brazilian Central Bank (note 16)	-	-	240,113	240,113
Deposits from credit institutions (note 16)	42,391,572	42,391,572	20,955,846	20,955,846
Customer deposits (note 17) (*)	167,949,201	167,953,896	149,440,156	149,448,949
Marketable debt securities (note 18)	20,086,645	20,054,667	11,439,010	11,435,722
Subordinated liabilities (note 19)	9,695,105	9,695,105	11,304,445	11,304,445
Other financial liabilities (note 20)	13,218,248	13,218,248	10,188,164	10,188,164
Total	253,340,771	253,313,488	203,567,734	203,573,239

(*) For these purposes, the fair value of customer demand deposits, which are included within customer deposits, are taken to be the same as their carrying amount.

The methods and assumptions to estimate the fair value are defined below:

- Short-term investments - The short-term investments includes the interbank deposits and the repurchase agreements. The carrying amount is approximated to the fair value.

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

g) Other Obligations

The Bank rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of December 31, 2010 is R$1,416,299 thousand, of which R$436,334 thousand matures in up to 1 year, R$901,145 thousand from 1 year to up to 5 years and R$78,820 thousand after 5 years. Additionally, the Banco Santander has contracts for a matures indeterminate, totaling R$2,693 thousand monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses for the period were R$455,326 thousand.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at IGPM variation. The lessee is entitled to unilaterally rescind the agreement, at any time, without paying fines, encumbrances or penalties, through a written communication to the lesser upon 30 days prior notice, without prejudice to rent payment and charges due until then.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

g) Obligation offset and settlement agreements

Obligation offset and settlement agreements – The Bank has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with the Bank, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Bank with the counterparty.

h) Contingent assets

On December 31, 2010 and 2009 no contingent assets were accounted.

43. Operating segments

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

Following such guidance, the Bank has identified the following business segments as its operating segments:

• Commercial Banking,

• Global Wholesale Banking,

• Asset Management and Insurance.

The Bank operates in Brazil and abroad, through the Cayman branch, with brazilian clients and therefore has no geographical segments.

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

The condensed income statements and other significant data are as follows:

Thousands of Reais	2010
		Global	Asset
	Commercial	Wholesale	Management
(Condensed) Income Statement	Banking	Banking	and Insurance	Total

NET INTEREST INCOME	21,301,329	2,501,318	292,431	24,095,078
Income from equity instruments	51,721	-	-	51,721
Income from companies accounted for by the equity method	43,942	-	-	43,942
Net fee and commission income	5,529,572	891,897	414,039	6,835,508
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	1,550,319	244,408	80,323	1,875,050
Other operating income (expense)	(596,271)	(29,992)	278,264	(347,999)
TOTAL INCOME	27,880,612	3,607,631	1,065,057	32,553,300
Personnel expenses	(5,354,100)	(512,097)	(59,979)	(5,926,176)
Other administrative expenses	(5,003,189)	(215,499)	(85,738)	(5,304,426)
Depreciation and amortization	(1,129,919)	(57,718)	(49,773)	(1,237,410)
Provisions (net)	(1,940,727)	4,039	(37,638)	(1,974,326)
Impairment losses on financial assets (net)	(8,225,451)	(8,359)	-	(8,233,810)
Impairment losses on non-financial assets (net)	(20,601)	-	1	(20,600)
Other non-financial gains (losses)	139,951	-	-	139,951
OPERATING PROFIT BEFORE TAX	6,346,576	2,817,997	831,930	9,996,503

Other:
Total assets	308,973,195	40,139,949	25,549,539	374,662,683
Loans and advances to customers	121,175,888	30,149,793	40,880	151,366,561
Customer deposits	144,385,872	22,180,522	1,382,807	167,949,201

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2009
		Global	Asset
	Commercial	Wholesale	Management
(Condensed) Income Statement	Banking	Banking	and Insurance	Total

NET INTEREST INCOME	20,260,381	1,766,812	139,898	22,167,091
Income from equity instruments	29,903	-	-	29,903
Income from companies accounted for by the equity method	295,414	-	-	295,414
Net fee and commission income	4,969,848	863,326	404,588	6,237,762
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	1,751,572	859,209	54,351	2,665,132
Other operating income (expense)	(280,861)	(22,540)	187,777	(115,624)
TOTAL INCOME	27,026,257	3,466,807	786,614	31,279,678
Personnel expenses	(4,971,773)	(474,295)	(64,904)	(5,510,972)
Other administrative expenses	(5,213,092)	(175,017)	(48,136)	(5,436,245)
Depreciation and amortization	(1,175,995)	(38,635)	(33,982)	(1,248,612)
Provisions (net)	(3,389,253)	(45,050)	(46,390)	(3,480,693)
Impairment losses on financial assets (net)	(9,883,382)	(83,022)	-	(9,966,404)
Impairment losses on non-financial assets (net)	(899,172)	-	(1,382)	(900,554)
Other non-financial gains (losses)	3,400,931	-	-	3,400,931
OPERATING PROFIT BEFORE TAX	4,894,521	2,650,788	591,820	8,137,129

Other:
Total assets	253,639,547	40,738,892	21,594,137	315,972,576
Loans and advances to customers	99,511,366	28,571,262	241,296	128,323,924
Customer deposits	124,296,966	23,872,581	1,270,609	149,440,156

To allow a better assessment of the operating segment, from 2010, the assets related to insurance activities are presented in the insurance segment and asset management. For purposes of comparison, in 2009 we made the reclassification of these assets, since they were assigned to other operating segments. The insurance assets were incorporated into the Bank in the third quarter of 2009 with the merger of shares of Santander Seguros (Note 3 b).

Thousands of Reais	2008
	Commercial	Global	Asset
		Wholesale	Management
(Condensed) Income Statement	Banking	Banking	and Insurance	Total

NET INTEREST INCOME	10,191,650	1,213,502	32,817	11,437,969
Income from equity instruments	36,972	-	-	36,972
Income from companies accounted for by the equity method	112,330	-	-	112,330
Net fee and commission income	3,602,255	449,289	202,159	4,253,703
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	(358,011)	540,636	7,041	189,666
Other operating income (expense)	(21,570)	(37,782)	(465)	(59,817)
TOTAL INCOME	13,563,626	2,165,645	241,552	15,970,823
Personnel expenses	(3,104,942)	(403,671)	(39,549)	(3,548,162)
Other administrative expenses	(3,485,160)	(129,640)	(21,975)	(3,636,775)
Depreciation and amortization	(797,536)	(44,065)	(4,404)	(846,005)
Provisions (net)	(1,160,918)	(38,638)	(30,761)	(1,230,317)
Impairment losses on financial assets (net)	(4,076,108)	(23,176)	-	(4,099,284)
Impairment losses on non-financial assets (net)	(77,267)	-	(10)	(77,277)
Other non-financial gains (losses)	15,830	-	-	15,830
OPERATING PROFIT BEFORE TAX	877,525	1,526,455	144,853	2,548,833

Other:
Total assets	243,957,824	50,232,023	-	294,189,847
Loans and advances to customers	106,317,159	28,151,101	-	134,468,260
Customer deposits	117,516,868	37,977,971	-	155,494,839

Additionally, the Bank does not have any customers that individually accounted for 10% or greater of our interest and similar income for 2010, 2009 and 2008.

44. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties on December 31, 2010 and 2009:

a) Key-person management compensation

The Extraordinary Shareholders’ Meeting held on April 27, 2010 approved the compensation proposal for the executives for 2010, with the global amount of R$246,560 thousand, as proposed by the Board of Directors on March 22, 2010. In this total amount, benefits up to R$7,480 thousand and supplementary plans available up to de R$50,000 thousand, are considerate, at the most. The Board of Directors has also approved the global annual compensation amount for the Audit Committee totaling R$3,440 thousand.

i) Long-term benefits

The Santander Brazil as well as Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to its share's performance, based on the achievement of goals.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

ii) Short-term benefits

The following table shows the Board of Directors’, Executive Board’s and Audit Committee compensation:

Thousands of Reais	2010	2009	2008

Fixed compensation	45,078	35,258	16,017
Variable compensation	162,732	121,490	55,421
Other	8,659	6,294	4,335
Total	216,469	163,042	75,773

ii) Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of board of directors and audit committee as well as their spouses and relatives up to the 2nd degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2010 and 2009:

	December 31, 2010
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Insurance Holding (1)(2)	206,663	0.1%	-	0.0%	206,663	0.1%
Employees	240,934	0.1%	220,512	0.1%	461,446	0.1%
Members of the Board of Directors	(*)	( *)	(*)	( *)	(*)	( *)
Members of the Executive Board	(*)	( *)	(*)	( *)	(*)	( *)
Other	37,899,827	17.8%	35,957,557	19.3%	73,857,384	18.5%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.
(1) Companies of the Santander Spain Group.
(2) On August, 2010, a F-1 filling took place at CVM and SEC, which reported on the intention of sale of equity interest held by Santander Insurance Holding, SL, in the form of ADRs, in the United States market. Therefore, 4,538,420,040 common shares and 4,125,836,400 preferred shares were converted to compose 82,516,728 Units/ADRs (equivalent to ownership position of 2.17% in Banco Santander). Between the months of August to December 2010, the equity position owned by SIH in the form of ADRs were totally alienated; 77,627,222 in the third quarter and 4,889,506 in the fourth quarter.

	December 31, 2009
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Seguros S/A (2)	7,241	0.0%	9,525	0.0%	16,766	0.0%
Santander Insurance Holding (1)	4,745,084	2.2%	4,125,836	2.2%	8,870,920	2.2%
Employees	311,840	0.1%	284,366	0.2%	596,206	0.1%
Members of the Board of Directors	(*)	( *)	(*)	( *)	(*)	( *)
Members of the Executive Board	(*)	( *)	(*)	( *)	(*)	( *)
Other	33,283,259	15.7%	31,758,342	17.0%	65,041,601	16.4%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.
(1) Companies of the Santander Spain Group.
(2) The Merger of Santander Seguros' shares, mentioned in note 3, led to mutual participation between Banco Santander and Santander Seguros. On May 26, 2010, the Santander Seguros sold the participation in Banco Santander corresponding to 16,767 thousand shares (7,241 thousand ordinary shares and 9,526 thousand preference shares) traded at BM&FBovespa, eliminating the mutual participation between Banco Santander and Santander Seguros.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Related-Party Transactions

Transactions among the entities of Banco Santander are carried out under usual market value, rates and terms, and under commutativity condition.

In September 2010 the Board of Directors approved the Policy on Related Party Transactions, to ensure Santander that all transactions are made on politics typified in view the interests of Banco of
Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

Thousands of Reais	2010			2009
	Parent	Joint-controlled companies	Other Related- Party (1)	Parent	Joint-controlled companies	Other Related- Party (1)
Assets
Trading derivatives, net	35,513	-	(125,147)	35,331	-	(84,068)
Banco Santander, S.A. – Spain	35,513	-	-	35,331	-	-
Santander Benelux, S.A., N.V.	-	-	(118,521)	-	-	(66,259)
Abbey National Treasury Services Plc	-	-	(33,076)	-	-	(24,028)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	26,450	-	-	5,739
Others	-	-	-	-	-	480
Loans and amounts due from credit institutions (1)	4,262,254	269,667	277,807	1,288,558	335,526	909
Banco Santander, S.A. – Spain	4,262,254	-	-	1,288,558	-	-
Santander Benelux, S.A., N.V.	-	-	258,261	-	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	263,559	-	-	297,772	-
Companhia de Arrendamento Mercantil RCI Brasil	-	6,108	-	-	37,754	-
Banco Santander Totta, S.A.	-	-	729	-	-	901
Abbey National Treasury Services Plc	-	-	18,817	-	-	-
Others	-	-	-	-	-	8
Other Assets	27,090	795	2,457	115	541	27
Banco Santander, S.A. – Spain	27,090	-	-	115	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	529	-	-	323	-
Companhia de Arrendamento Mercantil RCI Brasil	-	266	-	-	218	-
Santander Overseas Bank, Inc – Puerto Rico	-	-	2,457	-	-	-
Others	-	-	-	-	-	27
Liabilities
Deposits from credit institutions	(2,167,452)	(76,340)	(1,940,158)	(2,741,547)	(15,142)	(546,805)
Banco Santander, S.A. – Spain	(2,167,452)	-	-	(2,741,547)	-	-
Grupo Banesto: Sociedades consolidables	-	-	(75,477)	-	-	(157,283)
Abbey National Beta Investments Limited	-	-	-	-	-	(387,616)
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(1,857,963)	-	-	-
Banco Santander, S.A. – Uruguay	-	-	(6,538)	-	-	(25)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(73,270)	-	-	(12,516)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(3,070)	-	-	(2,626)	-
Others	-	-	(180)	-	-	(1,881)
Customer deposits	-	-	(375,869)	-	-	(455,733)
ISBAN Brasil S.A.	-	-	(129,500)	-	-	(112,134)
Produban Serviços de Informática S.A.	-	-	(43,439)	-	-	(43,138)
Universia Brasil S.A.	-	-	(3,218)	-	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(198,236)	-	-	(192,139)
Fundo de Investimento Multimercado Menorca Crédito Privado	-	-	-	-	-	(106,506)
Others	-	-	(1,476)	-	-	(1,816)
Subordinated liabilities	-	-	-	(1,667,219)	-	-
Banco Santander, S.A. – Spain	-	-	-	(1,667,219)	-	-
Other Liabilities - Dividends and Bonuses Payable	-	-	(1,704,884)	-	-	(1,392,079)
Grupo Empresarial Santander, S.L.	-	-	(726,925)	-	-	(570,414)
Santander Insurance Holding, S.L.	-	-	(1,037)	-	-	(81,701)
Sterrebeeck B.V.	-	-	(976,922)	-	-	(739,683)
Produban Serviços de Informática S.A.	-	-	-	-	-	(281)
Other Payables	(6,353)	-	(52,586)	(9,266)	-	(59,922)
Banco Santander, S.A. – Spain	(6,353)	-	-	(9,266)	-	-
Santander Insurance Holding, S.L.	-	-	(52,358)	-	-	(59,922)
ISBAN Brasil S.A.	-	-	(228)	-	-	-

(*) All loans and amounts to related parties were made in our ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.
(1) Refers to the Company's subsidiaries (Banco Santander, S.A .- Spain).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2010			2009
	Parent	Joint- controlled companies	Other Related- Party (1)	Parent	Joint- controlled companies	Other Related- Party (1)
Income
Interest and similar income - Loans and amounts due from credit institutions	2,384	39,395	1,029	2,463	40,034	2,487
Banco Santander, S.A. – Spain	2,384	-	-	2,463	-	-
Abbey National Treasury Services Plc	-	-	1,029	-	-	2,487
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	38,545	-	-	33,674	-
Companhia de Arrendamento Mercantil RCI Brasil	-	850	-	-	6,360	-
Interest expense and similar charges - Customer deposits	-	-	(28,827)	-	-	(39,482)
ISBAN Brasil S.A.	-	-	(9,359)	-	-	(8,112)
Produban Serviços de Informática S.A.	-	-	(2,736)	-	-	(4,820)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(16,166)	-	-	(7,922)
Fundo de Investimento Multimercado Menorca Crédito Privado	-	-	-	-	-	(11,940)
Cia Brasileira de Soluções e Serviços – CBSS	-	-	-	-	-	(5,051)
Others	-	-	(566)	-	-	(1,637)
Interest expense and similar charges - Deposits from credit institutions	(47,134)	(526)	(32,676)	(240,448)	(7,630)	(12,156)
Banco Santander, S.A. – Spain	(47,134)	-	-	(240,448)	-	-
Santander Overseas Bank, Inc – Puerto Rico	-	-	-	-	-	(9,062)
Abbey National Beta Investments Limited	-	-	(7,415)	-	-	(1,869)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(526)	-	-	(1,253)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	-	(6,377)	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(25,143)	-	-	-
Others	-	-	(118)	-	-	(1,225)
Fee and commission income (expense)	73,975	6,770	9,449	20,963	6,861	13,407
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	6,327	-	-	6,134	-
Banco Santander, S.A. – Spain	73,975	-	-	20,963	-	-
Santander Capitalização	-	-	-	-	-	12,597
Aviación Antares, A.I.E.	-	-	9,449	-	-	-
Others	-	443	-	-	727	810
Gains (losses) on financial assets and liabilities (net)	(44,953)	-	(42,090)	51,758	2	(512,920)
Banco Santander, S.A. – Spain	(44,953)	-	-	51,758	-	-
Santander Benelux, S.A., N.V.	-	-	32,489	-	-	(320,972)
Santander Overseas Bank, Inc – Puerto Rico	-	-	188	-	-	(6,001)
Fundo de Investimento Multimercado Menorca Crédito Privado	-	-	-	-	-	46,022
Fundo de Investimento Multimercado Santillana Cred. Privado	-	-	(86,572)	-	-	(182,833)
Abbey National Treasury Services Plc	-	-	14,763	-	-	(2,836)
Santander Investment Securities Inc.	-	-	-	-	-	(44,757)
Others	-	-	(2,958)	-	2	(1,543)
Administrative expenses and Amortization	-	-	(226,127)	-	-	(211,796)
ISBAN Brasil S.A.	-	-	(50,320)	-	-	(42,061)
Produban Serviços de Informática S.A.	-	-	(108,741)	-	-	(99,548)
ISBAN Chile S.A.	-	-	(5,491)	-	-	(6,675)
Aquanima Brasil Ltda.	-	-	(21,256)	-	-	(22,239)
Ingeniería de Software Bancario, S.L.	-	-	(19,722)	-	-	(20,689)
Produban Servicios Informaticos Generales, S.L.	-	-	(15,868)	-	-	(15,318)
Others	-	-	(4,729)	-	-	(5,266)
Gains on disposal of assets not classified as non-current assets held for sale	-	-	-	-	-	2,376,460
Santusa Holding, S.L.	-	-	-	-	-	2,376,460

(1) Refers to the Company's subsidiaries (Banco Santander, S.A .- Spain).

45. Risk management

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

• Well-established tradition of using internal rating and statistical tools to predict delinquency , internal rating, credit scoring and scoring Behavior, return on risk-adjusted capital (RORAC), value-at-risk (VaR), economic capital, extreme scenario analyses, etc.

• Global approach, achieved by addressing on an integrated basis all the risk factors in all the business units and geographical locations, and using the concept of economic capital as a consistent measure of the risk assumed and as the basis for assessing the management performed.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

Implementation of a risk control system which checks, on a daily basis, the degree to which Santander Brazil´s risk profile matches the risk policies approved and the risk limits set. The most noteworthy corporate tools and techniques (abovementioned) already in use in Santander Bank are in different stages of maturity regarding the level of implementation and use in Santander Brazil. For wholesale segment, these technics are quite in line with the corporate level development. For local segments, internal ratings and scorings based models, VaR and market risk scenario analysis and stress testing have been already embbebed in risk management routine while Expected loss, Economic Capital and RORAC have been integrated in risk management.

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

• RORAC, which is used both as a transaction pricing tool in the whole sale segment, more precisely in global ranking and markets(bottom-up approach) and in the analysis of portfolios and units (top-down approach).

• VaR, which is used for controlling market risk and setting the market risk limits for the various treasury portfolios.

• Scenario analysis and stress testing to supplement market and credit risk analyses in order to assess the impact of alternative scenarios, even on provisions and capital.

Santander Brazil intends to use the internal Models for the calculation of regulatory capital (regulatory) and for this has agreed a timetable with the local supervisor. Santander Brazil has defined a Basel2 governance structure and has assigned for this purpose, the necessary human and technology resources to meet the stringent requirements established by the regulators.

a) Corporate Governance of the Risk Function

The risk committee framework of Santander Brazil is set based on corporate risk standards and are structured by type of business and risk segment.

Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil) has their level of approvals delegated by the Risk Committee of Banco Santander in Spain and has the following responsibilities:

- Integrate and adapt the risk functions in Santander, the strategy, the arrangements for the risk tolerance level, accordingly to existing corporate standards.

- Approve risk level for individuals and corporate clients, Indicative Letters, Pre-classifications and limits/products for Treasury departments, which may exceed Santander´s Inferior Committees jurisdiction.

- Set references on general themes related to Market Risk, Country Risk, GBM, Corporate, and Credit/ Retail management programs.

- Know and decide over relevant risk matters.

- Know the recommendations periodically made by the regulators, as well as the observations from the Internal and External Audit.

- Supervise the assumed risk levels, for the regulations to be followed.

- Previously validate the proposals which exceed the allowed jurisdictions, for appearance for the Corporative Risk Committees at Santander.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The risk function at Banco Santander is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and a functional standpoint, and reports directly to the President of Santander and the Chief Risk Officer of Santander in Spain.

More details of the structure, methodology and control system related to risk management is described in the report, available on the site www.santander.com.br.

b) Credit Risk

b.1) Introduction to the treatment of credit risk

Santander develops Credit Risk Management policies and strategies with the support of several business departments, which are responsible for guaranteeing the appropriate validation of the systems and internal procedures applied in the credit risk management. These systems and procedures are applied to the identification, measurement, control, and mitigation of exposure to credit risk, by individual transaction or aggregate of similar transactions.

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

Collection of documentation and information necessary for a comprehensive analysis of the risk involved, the identification of the decision-maker, the counterparty, the risk involved in the transactions, the classification of the risk level into different categories, credit granting, periodic assessments of risk levels; these procedures are applied by the Bank to determine the volumes of guarantees and allowances necessary so that lending transactions are conducted according to existing standards and with the necessary security. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the risk management requirements and current market scenarios.

The profile of credit risk assumed by the Bank is characterized by a diversity of clients and the large volume of retail operations. Aspects Macroeconomic and market conditions, as well as sector and geographical concentration, customer profiling, economic prospects are also evaluated and considered in the appropriate measuring of credit risk.

b.2) Measures and measurement tools

Rating tools

Santander has used proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the Entity’s historical experience, with the exception of certain portfolios classified as “low default portfolios”. Rating/Scores models are used in the Bank’s loan approval and risk monitoring process.

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

For the corporate and individualized institutions segments, it was defined a single methodology for the construction of a rating system in each country, based on the same modules as the above-mentioned ratings: a quantitative or automatic module (analyzing the credit performance of a sample of customers and the correlation with their financial statements), a qualitative or analyst judgment module, and final reviews.

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

For standardized customers, both legal entities and individuals, the Bank has scoring tools that automatically assign a score to the proposed transactions.

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

b.3) Observed loss: measures of cost of credit

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

b.4) Credit risk cycle

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

Risk limit planning and setting

Risk limit setting is a dynamic process that identifies the Banco Santander’s risk appetite by assessing business proposals and the attitude to risk. This process is defined in the global risk limit plan, an agreed-upon comprehensive document for the integrated management of the balance sheet and the inherent risks, which establishes risk appetite on the basis of the various factors involved.

The risk limits are founded on two basic structures: customers/segments and products.

For individualized risks, customers represent the most basic level, for which individual limits are established (pre-classification).

For large corporate groups a pre-classification model, based on an economic capital measurement and monitoring system, is used. As regards the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, and others).

In the case of standardized risks, the risk limits are planned and set using the credit management programs (PGC), a document agreed upon by the business areas and the risk units and approved by the risk committee or its delegated committees, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

b.5) Risk control function

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

b.5.1) Credit recovery

The Credit Recovery department works in the credit collection and recovery of Bank Santander clients. The strategies and channels of operation are defined according to the days past due and the amounts in arrears, resulting in a Map of Responsibilities. In the early days of delinquency, is adopted a more enhanced recovery model, with specific strategies, with a closer internal monitoring. Call centers, negativation in the organs of credit protection (credit bureaus), letters of collection and collection through the branches network are used during this phase, in order to recover the loan and maintain customer relationship. In cases with arrears exceeding 60 days past due and higher values, come into play internal teams specialized in restructuring and credit recovery with direct management of delinquent customers. Lower values or more severe delays have the recovery carried out through third party collection administrative (friendly) or judicial, according to internal criteria, which are paid according to success in the recovery of amounts in arrears.

Tools are used, such as behavioral score, to study the performance of collecting certain groups, in an attempt to reduce costs and increase recoveries. These models attempt to measure the customers probability of payment adjusting collection efforts, so that customers with low probability of recovery will receive more intense recovery actions. In cases of higher probability of payment, the focus is given on maintaining a healthy relationship with these customers. All customers, with overdue amounts or restructured credits, have internal restrictions.

Sales of portfolios of defaulted loans, with a focus on operations in write-off status, are also held periodically through an auction process, in which are assessed conditions and characteristics of operations for its evaluation, without retention of risk.

b.6) Credit risk from other standpoints

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

Environmental risk

We have implemented an environmental and social risk management system for the integrated bank in the Wholesale segment. Under this system, borrowers are screened for environmental and social concerns, such as contaminated land, deforestation, labor violations and other major environmental and social issues for which there are potential penalties. In 2010, we screened approximately 1,500 corporate customers, including about 20 major new projects, for these types of risks. A specialized team with background in biology, geology, environmental engineering and chemistry monitors our corporate customers’ environmental practices, and a team of financial analysts studies the likelihood of damages that unfavorable environmental conditions may cause to our customers’ financial condition and collateral, among other effects. Our monitoring activity focuses on preserving our capital and our reputation in the market. We constantly train our credit and commercial areas about how apply environmental and social risk standards in corporate credit approval process.

b.7) Variations in main aggregates in 2010

Santander combined its best practices on credit risk management with those from Banco Real during 2010, strengthening its commitment of credit growth based on prudence and market knowledge. As a result, the decision making process on credit allowance (for some levels), was decentralized in this year, improving the branches autonomy. In addition, a new team was built to focus on management systems and structures, administrating the allowances process, and assuring the best deals for the bank.

Having a strong and consolidated structure, Santander obtained the results from actions adopted in order to manage the 2009 international financial crisis – which lowered liquidity and increased volatility. Along with the Brazilian good economic scenario, Santander credit portfolio increased on all Retail business, and by the end of 2010 these portfolios accounted for 57% of all credit assets.

Focusing on increasing credit portfolio and lowering default rates, the adopted initiatives were to be important to strengthen the credit recovery business in an effective and consistent way, which can be observed on the excellent results since the second quarter of 2010. Hence Santander reverted the default rate trend on the beginning of 2010, and reached figures at the same level of its peers, confirming the portfolio projection of growing with quality, with a continuous and rapid trend.

Further, the branch opening process was also important to increase the Santander´s client base and assist entrance in to new markets. Currently the bank is capable of capturing the best opportunities and guarantee protection of its business in a solid and efficient way.

The following table shows the key indicators of credit risk in 2010 and 2009.

Credit Risk Exposure						Specific Credit Loss
Customers (*)		Non-Performing Loans		Impairment Coverage Ratio		Provisions, Net of RAWO (**)		Cost of Credit
(Thousands of Reais)		Ratio (%)		(%)		(Thousands of Reais)		(% of Risk)
2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
183.121.435	159.465.631	5,82%	7,15%	98,32%	101,72%	9.191.762	10.070.479	4,86%	6,24%

(1) Data prepared on the basis of management criteria.
(*) Includes gross loans and advances to customers, guarantees and documentary credits.
(**) RAWO = Recoveries of Assets Written Off.

d) Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

Santander operates according to global policies, within the Group’s risk tolerance level, aligned with the objectives in Brazil and in the world.

With this purpose, it has developed its own Risk Management model, according to the following principles:

- Functional independence;

- Executive capacity sustained by knowledge and proximity with the client;

- Global and far-reaching of the function (different types of risk);

- Collective decision-making, which evaluate a variety of possible scenarios and do not compromise the results with individual decision, including Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil), which delimits and approves the operations and the Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

- Management and improvement of the equation risk/return; and

- Advanced methodologies for risk management, such as Value at Risk – VaR (historical simulation of 521 days with a confidence level of 99¨and time horizon of one day), scenarios, financial margin sensibility, book value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the guidelines of the Board of Directors and the Risks Division of Santander in Spain.

c.1) Activities subject to market risk

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

The activities are segmented by risk type as follows:

- Trading: this item includes financial services for customers, trading operations and positioning mainly in fixed-income, equity and foreign currency products.

- Balance sheet management: A risk management assessment aims to give stability to interest income from the commercial and economic value of the Bank, maintaining adequate levels of liquidity and solvency. The risk is measured by the balance sheet exposure to movements in interest rates and level of liquidity.

- Structural risks:

i. Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the Real (hedges of results).

ii. Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.

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

c.2) Methodologies

Trading

The Bank calculates trading market risk capital requirement using a standard model provided by Bacen.

The standard methodology applied to trading activities by the Santander Bank in 2010 was value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

Specifically, the Bank uses a time window of two years or 521 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.

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

With respect to the credit risk inherent in the trading portfolios (Credit Trading portfolios), and in keeping with the recommendations made by the Basel Committee of Banking Supervision, an additional measure has been introduced, the Incremental Default Risk (IDR), in order to cover the default risk which is not properly captured in the VaR, through the variation of the related market prices of credit spreads. The instruments affected are basically fixed-income bonds, , derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method used to calculate the IDR, is defined globally at Group level.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c.3) Balance-sheet management

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

c.4) Liquidity risk

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

The Bank prepares three types of Liquidity Gap analyses:

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

• Net Assets / Short-term Market Funding – measures the commitment ratio of highly-liquid assets and probable liquidity loss(less than 90 days).

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

c.5) Structural foreign currency risk / Hedges of results / Structural equities risk

These activities are monitored by measuring positions, VaR and results.

c.5.1) Complementary measures

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c.6) Control system

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

c.7) Risks and results in 2010

Trading

The average VaR of the Bank’s trading portfolio in 2010 at R$27.19 million and R$38.0 million for 2009. The dynamic management of this profile enables the Bank to change its strategy in order to capitalize on the opportunities offered by an environment of uncertainty.

c.7.1) Balance sheet management (1)

Interest rate risk

Convertible currencies

At 2010 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Banco Santander portfolios was concentrated on the BRL interest rate curve was negative by R$ 254.50 million.

Also at 2010 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Banco Santander in the BRL interest rate curve was negative by R$1,248.88 million.

Quantitative risk analysis

The interest rate risk in balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, of the Banco Santander evolved in the fourth quarter of 2010, with the new strategies for 2011, reaching a maximum of R$254,50 million in December. The sensitivity of value evolved from the fourth quarter in conjunction with the growth of the balance sheet, set up by the strategy for 2011, reaching in December R$ 1.248,88 million.

MM BRL Dec/10
Sensibilitys
Net Interest Margin	254.50
Market Value of Equity	1,248.88
Value at Risk - Balance
VaR	308.88

(1)  Includes the balance sheet total, except for the financial assets and liabilities held for trading.

Structural liquidity management

Structural liquidity management seeks to finance the Bank’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

The main features of the structural liquidity management in 2010 were as follows:

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Santander reliance in international funding is not considerable.

• The aim is that hard currency related activities be funded with third parties hard currency funding.

• Though, given that potential disruptions in this market, Banco Santander has mechanisms to use the local liquidity in order to support hard currency activities.

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

Simultaneously, various scenario (or stress-scenario) analyses are conducted which consider the additional requirements that could arise if certain extreme but plausible events occur. The aim pursued is to cover a broad spectrum of situations that are more or less likely to affect the Bank, thus enabling it to prepare the related contingency plans.

c.8) Trading book sensitivity analysis

From a local regulatory point of view, Banco Santander’s trading risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

As in the management of market risk exposure, financial instruments are segregated into trading and banking portfolios according to the best market practices and the transaction classification and capital management criteria of the Basel II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of the Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

The table below summarizes the stress values generated by the Bank’s corporate systems, related to the trading portfolio, for each one of the portfolio scenarios as of the dates specified on each table and does not necessarily reflect the current position, in view of the market dynamics and the Bank’s activities.

Trading portfolio
	2010			2009
Risk Factor	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	34,220	102,726	274,161	4,727	36,066	169,130
Coupon - Other Currencies	(3,184)	(31,842)	(159,212)	(4,025)	(40,251)	(201,256)
Fixed Interest Rate - Reais	(351)	(3,505)	(17,525)	(3,640)	(36,401)	(182,006)
Shares and Indices	(19,422)	(48,555)	(97,109)	(565)	(1,411)	(2,823)
Inflation	(3,536)	(35,358)	(176,789)	465	4,654	23,272
Others	-	-	-	(2)	(23)	(114)
Total (1)	7,727	(16,534)	(176,474)	(3,040)	(37,366)	(193,797)

(1) Amounts net of taxes.

Portfolio Banking
	2010			2009
Risk Factor	Scenario 1	Scenario 2	Scenario 2	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	(921)	(9,212)	(46,058)	(1,935)	(19,352)	(96,761)
TR and Long-term Interest Rate (TJLP)	(1,533)	(15,329)	(76,647)	(7,746)	(77,459)	(387,295)
Fixed Interest Rate - Reais	(25,599)	(255,992)	(1,279,959)	(8,904)	(89,039)	(445,197)
Inflation	(1,779)	(17,785)	(88,926)	(3,457)	(34,572)	(172,862)
Total (1)(2)	(29,832)	(298,318)	(1,491,590)	(22,042)	(220,422)	(1,102,115)

(1) Capital market value was calculated with 1.5 year maturity.
(2) Amounts net of taxes.

Scenarios 2 and 3 above consider the deterioration situations considered as of low probability. According to the strategy defined by Management, if signs of deterioration are detected, actions are taken to minimize possible negative impacts.

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Fixed rate (BRL): in Brazilian reais: all products with price changes tied to changes in interest rate in Brazilian reais.

Equities and indices: stock market indices, shares and options tied to share indices or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Other: any other product that does not fit in the classifications above.

d) Operational Risks Technological Business Continuity, Internal Controls and Sarbanes-Oxley Law Management

Banco Santander´s corporative areas, responsible for Technologic and Operational Risk Management and Internal Controls - SOX, are subject to different vice presidents, with structure, procedure, methodologies, tools and specific internal model guarantying through, managerial models, an adequate identification, capture, assessment, control, monitoring, mitigation and loss events reduction. In addition, management and prevention of operational, technological and business continuity plan risks, besides the improvement of the internal control model, satisfies the determinations of regulators, New Basel Accord - BIS II, and Sarbanes-Oxley requirements. Banco Santander also complies with the guidelines set out by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to put and maintain Banco Santander among the financial institutions recognized as the entities with the best practices for the management of operational risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.

Senior management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework of the technologic and operational risk management risk and the internal control system, in order to ensure the fulfillment of defined objectives and goals, as well as the security and quality of the products and services provided.

The Board of Directors of Banco Santander opted for the Alternative Standardized Approach (ASA) to calculate the regulatory capital ratio required for operational risk.

To comply with 2009 Sarbanes-Oxley section 404 requirements, an environmental and internal control efficiency revision has been conducted and completed in February 2010, and no material issues were identified. For 2010, the certification process will be completed by February, 2011.

d.1) Operational and Technological Risks Department

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

d.2) Qualitative and Quantitative Approaches

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

The main methodological tools for the qualitative and quantitative approaches are as follows:

• Operational and technological risk tools

• Operational and technological risk matrix for processes and new products

• Self-assessment questionnaires

• Internal historical database for operational risk events and losses

• Projecting forecasts and monitoring limits for operational risk losses

• Analysis and treatment of operational risk failures and events, including corrective action plans

• Key risk indicators for operational risks

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

By combining the qualitative and quantitative approaches, the Bank optimizes operational, technological and business continuity risk management. Consequently, this reflects on economic and regulatory capital requirements.

d.3) Technological Risk Management and Control

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

d.4) Business Continuity Risk Management and Control

With regards to business continuity management, the responsibility is to coordinate and control the implementation, maintenance and upkeep of the methodology as it pertains to the Santander Brazil. Key elements of the methodology are:

• Business Impact Analysis

• Business Continuity Plan: Development and Simulation

• Crisis Response Group

d.5) Scope and Sustainability

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

• Preserve the quality and reliability of the product and service offering

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

d.6) Differential

In line with the rest of the Bank, the Operational Risk Unit maintains its staff professionally up-to-date and trained to face a changing business environment. Moreover, the Unit offers both Intranet and face-to-face training programs to other staff members throughout the Bank.

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

d.7) Outlook

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

Key accomplishments and additional information, such as the establishment of the Operational Risk Executive Committee, which can be found at. www.ri.santander.com.br.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Internal Controls area and Sarbanes-Oxley (Sox) Law

The Bank implemented the Internal Controls SOX area to constantly fortify, improve and monitor the Internal Control environment. To reach this objective, implemented a Internal Control Model – MCI that aims to mitigate risks on the preparation and disclosure of the financial statements risk mitigation.

It is a corporative area responsible for the Internal Controls Model - SOX (MCI) implementation and maintenance. This consolidated model has information registered in a database, named “System SOX”, that allows access only by authorized responsible managers and other users, also auditors, via local Intranet or electronic address access.

The system provides support to senior management to perform the Internal Control Model management, beyond documenting sub processes, risks and related controls. It also allows the control activities, sub processes, processes, activities and sub-groups certification by the responsible managers, that provides comfort / support for the Chief Executive Officer and Executive Vice President to certify the financial statements.

The methodology applied in Santander establishes a periodic internal controls environmental evaluation, with the objective of:

- Obtain, from the established and performed control activities tests registered in the Internal Control Model, a reasonable design and effectiveness’s assurance;

- Assure that control activities are operating in a appropriate manner, for all transactions and during all accounting year;

- Obtain information to support corrective action plans aiming at to remediate internal controls deficiencies; and

- Develop a sustainable test program to support periodic Santander´s management evaluations.

Internal Controls Sox area attributions

Contribution to reinforce the Internal Controls SOX Model, with efficient attendance, to fulfill American “Sarbanes-Oxley” law, that was promulgated in 2002.

To comply with the requirements demanded in the related law, Santander adjusted its MCI - Model of Internal Controls to highest international standards, which complies with the direction lines established by COSO - Committee of Sponsoring Organizations of the Treadway Commission, covering strategical, operational, financial statements disclosure and compliance components.

The methodology contemplates the following internal certification periods:

- Half-year certification - beginning of 2nd. Semester: design and effectiveness control activities evaluation related to de 1st Semester.

- Annual certification - beginning of the next accounting year: design and effectiveness control activities evaluation related to the 2nd Semester or during the exercise to verify annual controls or not 1st semester contemplated controls.

Additionally, elaborates a semiannualy report to evaluate the quality and adequacy of the internal controls system and to identify risks of relevant distortion that may impact the Financial Statements as well as evaluating the quality of the internal controls environment that allows a adequate elaboration and disclosure of the Financial Statements and thus to attend the requirements of regulators. The internal controls report considers the entire developed, applied and monitored Internal Controls Model of the Sox System methodology.

Main area Objectives:

• Spread the culture of risks and internal controls management at the different layers of the organization;

• Implement and provide formal maintenance of the Risks and Controls Model based in consistent methodology (COSO and COBIT) accepted by regulators and considering relevant areas;

• Document the operational flow, allowing a process vision as part of all, identification of relevant risks and controls that involve the business and processes improvement;

• Endorse conclusion if the Internal Controls Model is adequate to the nature and the complexity of its businesses;

• Validate the controls identified and registered to mitigate relevant potential risks of the activities, through design and effectiveness tests

e) Reputational Risk

e.1) Reputational Risk

A key component of risk management is to ensure that the bank’s reputation is preserved and enhanced.

Santander (Brazil) believes that the fundamental precept of its long-term business sustainability and shareholder value creation requires proper conduct of the business activities in accordance with Santander Corporate Values. A good way to do that is to engage responsibly in the right business, with the right clients.

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

e.2) Organization and independence of the Compliance function

Compliance risk has been defined as the risk of legal or regulatory sanctions, material financial loss, or reputational harm Santander (Brazil) may suffer as a result of its failure to comply with relevant laws, regulations, principles and rules, standards and codes of conduct applicable to its activities, in letter and in spirit.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The Compliance Department is responsible for assisting the bank to identify, to measure and to mitigate a significant part of the compliance risk but not in its entirety. Other key stakeholders in the process include the Supervisory Board, Senior Management and Finance Departments, Human Resources, Risk Department and Legal.

The compliance function within the bank is the independent oversight on behalf of senior management of those core processes and related policies and procedures that seek to ensure the bank is in conformity with industry-specific laws and regulations in letter and spirit, thereby helping to maintain the bank’s reputation.

Risk management compliance has proactive approach to compliance risk, with monitoring, education and communication.

e.3) Directives

a. Compliance principles – Ethics and Conduct in the Securities Markets

• The Bank’s ethical principles and conduct parameters are established in internal policies which are made available and formally adhered to by all employees. Proper communication channels are in place to clarify doubts and complaints from staff, and monitoring and controls are conducted in a way that adherence is secured.

b. Anti-money laundering

• The Bank’s anti-money laundering policies are based on the knowledge and rigorousness of the acceptance of new clients, complemented by the continuous scrutiny of all transactions where the Bank are involved in. The importance given to the theme is reflected on the direct involvement of senior management, namely the Executive Committee for AML and Compliance, which meets each trimester to deliberate on issues regarding the theme and to be directly involved with new clients acceptance and suspicious transactions reporting.

c. New products and services and suitability

• All new products and services are debated/analyzed in internal committees on several levels until their risks are completely minimized, the Corporate Commercialization Committee (Comité Corporativo de Comercialización - CCC) , integrated by senior executives of Santander (Spain), being the ultimate approval instance.

f) Compliance with the new regulatory framework

The Santander Bank has assumed from the outset a firm commitment to the principles underlying the “Revised Framework of International Convergence of Capital Measurement and Capital Standards” (Basel II). This framework allows entities to make internal estimates of the capital they are required to hold in order to safeguard their solvency against events caused by various types of risk. As a result of this commitment, the Santander Bank has devoted all the human and material resources required to ensure the success of the Basel II implementation plan. For this purpose, a Basel II team was created in the past, consisting of qualified professionals from the Bank’s different areas: mainly Risks, Technology and Operations, the Controller’s Unit, Financial Management, Internal Audit −to verify the whole process, as the last layer of control at the entity−, and Business −particularly as regards the integration of the internal models into management. Additionally, specific work teams have been set up to guarantee the proper management of the most complex aspects of the implementation.

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

In addition to the supervisory validation and approval process, the Santander Bank continued in 2010 with the project for the progressive implementation of the technology platforms and methodological developments required for the roll-out of the AIRB approaches for regulatory capital calculation purposes. Therefore, the Bank expects to apply advanced approaches for the calculation of regulatory capital requirements at its business units in Brazil in 2014, after the required approval from the supervisory authorities has been obtained.

Regarding the other risks adressed under Pillar I of Basel II, the Banco Santander is developing internal models for market risk and will remain using the standardized method for operational risk, since it considers the premature use of advanced models (AMA) for this purpose . Regarding the Market Risk, it is expected the Banco Santander Brazil to submit an application in the first half of 2011 with the regulators for the use of internal models for calculating regulatory capital.

Pillar 2 is another significant line of action under the Basel II Corporate Framework. In addition to reviewing and strengthening the methodology supporting the economic capital model, the technology was brought into line with the platform supporting Pillar 1, so that all the information on credit risk will come from this source when Brazil implement internal models under Pillar 1.

f.1) Internal validation of risk models

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

The internal validation function is located, at corporate level, within the Integrated Risk Control and Internal Risk Validation area (CIVIR) and reports directly to head office (the third deputy chairman of the Bank and to the chairman of the risk committee) in Madrid. This function is performed at a global and corporate level in order to ensure uniformity of application. The need to validate models implemented at thirteen different units subject to nine different local supervisors, combining efficiency and effectiveness, made it advisable to create four corporate validation centers located in Madrid, London, New York and Sao Paulo. This facilitates the application of a corporate methodology that is supported by a set of tools developed internally by the Santander Bank which provide a robust corporate framework for application at all the Bank’s units and which automate certain verifications to ensure efficient reviews.

It should be noted that the Santander Bank’s corporate internal validation framework is fully consistent with the internal validation criteria for advanced approaches issued by regulators. Accordingly, the Bank maintains the segregation of functions between internal validation and internal audit, which, in its role as the last layer of control at the Bank, is responsible for reviewing the methodology, tools and work performed by internal validation and for giving its opinion on the degree of effective independence.

f.2) Capital Management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory body and contributing to achieving the goals of the classification of rating agencies and investors' expectations. The capital management includes securitization, sale of assets, raising capital through issue of shares, subordinated liabilities and hybrid instruments.

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

g) Economic capital

g.1) Main objectives

The emergence of economic capital models across the financial world was aimed at addressing a fundamental problem of regulatory capital. Risk Sensitiveness. The latter is mandatory and has been defined by regulators in a one-size-fits-all manner for comparison purposes.

By contrast, economic capital models are primarily designed to yield risk sensitive estimations with two objectives in mind: managing risk more accurately and allocating economic capital among different units within the organization.

Taking into consideration the importance of developing risk sensitive capital models, Santander has been making all the efforts to build a robust economic capital model and integrate it fully in the management of the business.

The main objectives of Santander’s Economic capital framework are:

1 – Consolidate Pillar I and other risks impinging business activities into a single quantitative model, as well as fine tune capital estimations by establishing correlations between the different risks;

2 – Quantify and monitor variations on different types of risk;

3 – Distribute capital consumption for the main portfolios and manage its return on capital efficiency (RoRAC);

4 – Estimate the Economic Value Added for each business unit. The Economic profit must surpass the group’s Cost of Capital;

5 – Compliance with the home and host regulators in the process of the supervisory review of Pillar II.

g.2) The Model

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Brazil’s Risk profile

The risk profile of Brazil is distributed by the following types of risks:

% Capital	2010	2009
Risk Type
Credit	53%	54%
Market	7%	7%
ALM	12%	12%
Business	11%	10%
Operational	16%	15%
Fixed Assets	1%	1%
TOTAL	100%	100%

The Credit activity, which in Dec 2010 required 53% of Brazil’s economic capital, continued to be the main source of risk. This was followed by Operational , ALM and Business Risk respectively.

Operational Risk uses as its basis the Standardized approach. As such, it applies Beta factors to the Gross Income which is and it is very punitive for countries with high spreads. Business risk has very conservative Beta factors which are applied to General Business Expenses.

The estimated RoRAC (risk adjusted return) for Dec 10 is 33.2%.

Santander Brazil periodically assesses the level and evolution of the RORAC of its main business units. The RORAC is the profit generated over its economic capital employed, and is calculated using the following formula:

RoRAC=Profit/Economic Capital

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

RoRAC

Santander Brasil has been using RoRAC, with the following purposes:

1 – To analyze and set a minimum price for operations (admissions) and clients (monitoring);

2 – To estimate the capital consumption of each client, economic groups, portfolio or business segments in order to optimize the allocation of economic capital thus maximising the bank’s efficiency;

3 – To measure and follow the performance of its businesses.

For assessing each transaction with our global clients the economic capital takes into consideration some variables in order to calculate the Expected and Unexpected losses.

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

46. Supplementary information – Reconciliation of shareholders’ equity and net income of the Bank

Following the Brazilian Securities Commission (CVM) Instruction 485/2010, we present a reconciliation of shareholders’ equity and net income attributed to the parent between Brazilian GAAP and IFRS, for each of the periods presented, below:

Thousands of Reais
	Note	2010	2009
Shareholders' equity attributed to the parent under Brazilian GAAP		64,850,978	64,492,693
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	-	(174,218)
Classification of financial instruments at fair value through profit or loss	d	(251)	19,440
Redesignation of financial instruments to available-for-sale	a	558,032	555,104
Impairment on loans and receivables	b	220,590	960
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	300,000	217,205
Reversal of goodwill amortization and others	f	6,736,108	3,424,772
Realization on purchase price adjustments	g	639,520	727,101
Share based payments	h	20,976	-
Others		29,365	2,348
Shareholders' equity attributed to the parent under IFRS		73,355,318	69,265,405
Non-controlling interest under IFRS		8,076	1,338
Shareholders' equity (including non-controlling interest) under IFRS		73,363,394	69,266,743

Thousands of Reais
	Note	2010	2009	2008
Net income attributed to the parent under Brazilian GAAP		3,863,298	1,805,899	1,580,614
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	(1,082)	5,125	6,966
Classification of financial instruments at fair value through profit or loss	d	(17,887)	(6,687)	34,015
Redesignation of financial instruments to available-for-sale	a	(16,300)	(15,243)	49,260
Impairment on loans and receivables	b	219,630	235,260	27,720
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	82,795	43,089	(39,716)
Reversal of goodwill amortization and others	f	3,311,336	3,030,122	376,766
Realization on purchase price adjustments	g	(87,581)	411,109	315,992
Others		27,884	(1,068)	26,778
Net income attributed to the parent under IFRS		7,382,093	5,507,606	2,378,395
Non-controlling interest under IFRS		481	358	231
Net income (including non-controlling interest) under IFRS		7,382,574	5,507,964	2,378,626

a) Redesignation of financial instruments to available-for-sale:

Under BR GAAP, the Bank accounts some investments as for example in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables:

Under IFRS, it refers mainly to the adjust of purchase price allocation when the acquisition of Banco Real, following the requirements of IFRS 3 "Business Combinations" and based on estimated losses on such assets, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under Brazilian GAAP, which uses certain regulatory limits set by the Bank and does not perform the adjustments of the business combination.

c) Pension plan discount rate:

Under BR GAAP, the discount rate used for benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefits”, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on high quality bonds. In 2010, BRGAAP began to adopt CVM Resolution 600/2009 which took effects for years ended after December 2010, which eliminated the asymmetry with the international standard. This event led to an adjustment in BRGAAP against the equity in capital reserves in the amount of R$175,300 thousand.

d) Classification of financial instruments at fair value through profit or loss:

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

e) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

f) Reversal of goodwill amortization and others:

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

g) Realization on purchase price adjustments:

As part of the purchase price allocation, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BR GAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates substantially to the following items:

• The amortization related to the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

h) Share based payments:

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2, the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BR GAAP it is accounted in "Other Payables - Other".

47. Subsequent event

Sale of subsidiary Santander Seguros S.A.

On February 22, 2011, the Board of Directors approved the main terms and conditions of a transaction for the sale of the totality of the outstanding shares of the capital stock of its wholly-owned subsidiary, Santander Seguros, to a holding company headquartered in Spain (Holding), to be initially held, directly or indirectly, by its controlling shareholder, Banco Santander Spain (Transaction).

The Transaction will be included in the context of the announced foreign strategic joint venture by and between Santander Spain and Zurich Financial Services Ltd. (Zurich), involving the acquisition, by the Holding, of all of the casualty, life and private pension insurance companies of Santander Group located in Argentina, Brazil, Chile, México and Uruguay. Once the Transaction and/or the acquisition by the Holding of the other assets described herein is completed, Santander Spain will sell to Zurich 51% of Holding’s capital stock.

Santander Seguros main activity is the development of operations of life and personal insurance, of every kind, as well as annuity and benefit plans and open-ended private pension entities and it is the majority shareholder of Santander Brasil Seguros S.A. (Santander Brasil Seguros and, together with Santander Seguros, the “Insurance Companies”), which, on its turn, has as its main activity the development of operations of property and casualty insurance, of every kind.

The completion of the Transaction will be subject to the fulfillment of certain conditions precedent that are customary in transactions of this nature, including the negotiation and execution of the definitive agreements and obtaining of the necessary regulatory approvals.

As part of the Transaction, the Insurance Companies will enter into distribution agreements with Banco Santander for a 25-year minimum term, pursuant to which the Insurance Companies will be granted exclusive access, for the term of the agreements, to the distribution channels of Banco Santander, throughout its banking branch offices network, except for auto insurance, which will not be included in the Transaction. As a result of such agreements, Banco Santander will be entitled to receive fees in levels similar to the current ones.

The Transaction seeks to foster and strengthen Banco Santander’s presence in the insurance market, offering a large array of products, reaching costumer classes that are currently not being explored enabling to increase the income related to their respective products distribution.

The Transaction will not include Santander Capitalização S.A. (Capitalização), which will remain under Banco Santander’s control and, in due course, will be segregated, through a split-off, from Santander Seguros. Banco Santander will remain with the activities of distribution of insurance products, carried out by Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros.

As a result of the Transaction, Banco Santander shall receive, on the closing date, a price calculated based on the amount of R$ 3,167 million, which will be subject to certain adjustments, among which it is necessary to highlight the reduction arising from the spin-off of Capitalização to be held at book value.

To the extent that Santander Seguros is a wholly-owned subsidiary of Banco Santander, the acquisition object of the Transaction will be subject to the right of first refusal of Santander Brasil’s shareholders, as per the provisions set forth in article 253 of Law No. 6.404/76. The aforementioned right of first refusal offer to the shareholders of Banco Santander will be made in due course.”

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Thousands of Reais

		Participation %		Stockholders'	Net Income
Direct and Indirect controlled by Banco Santander (Brasil) S.A.	Activity	Direct	Indirect	Equity (9)	(Losses) (9)
Santander Seguros S.A. (1)	Insurance and Pension Plans	100.00%	100.00%	2,399,006	383,565
Santander Brasil Asset Management Distribuidora de Títulos e Valores	Asset manager	99.99%	100.00%	212,868	84,858
Mobiliários S.A. (1)

Banco BANDEPE S.A.	Bank	100.00%	100.00%	4,254,691	341,724
Santander Leasing S.A. Arrendamento Mercantil	Leasing	78.57%	99.99%	12,657,687	993,755
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%	956,551	340,691
Santander Administradora de Consórcios Ltda.	Buying club	100.00%	100.00%	4,057	248
Santander Brasil Administradora de Consórcio Ltda.	Buying club	100.00%	100.00%	118,072	30,667
Santander Microcrédito Assessoria Financeira S.A. (5)	Microcredit	100.00%	100.00%	11,729	5,793
Santander Advisory Services S.A.	Other Activities	100.00%	100.00%	159,535	27,898
Companhia Santander Distribuidora de Títulos e Valores Mobiliários (4)	Dealer	100.00%	100.00%	86,613	5,773
Santander Corretora de Câmbio e Valores Mobiliários S.A. (3)	Broker	99.99%	100.00%	340,177	57,583
Webmotors S.A.	Other Activities	100.00%	100.00%	52,397	14,055
Agropecuária Tapirapé S.A. (7)	Other Activities	99.07%	99.07%	7,174	376
Santander CHP S.A. (6)	Holding	92.78%	92.78%	4,750	3,821
Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima (2)	Other Activities	50.00%	50.00%	13,223	223

Controlled by Santander Seguros S.A. (1)
Santander Brasil Seguros S.A.	Insurance and Pension Plans	-	100.00%	163,047	24,148
Santander Capitalização S.A.	Savings and annuities	-	100.00%	495,950	140,523

Controlled by Companhia Santander Distribuidora de Títulos e
Valores Mobiliários (4)
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A.	Broker	-	100.00%	71,862	4,107

Controlled by Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (8)	Insurance	-	99.99%	152,408	11,555

Brazil Foreign Diversified Payment Rights Finance Company	Securitisation	-	(a)	2	-

(a) Company over which effective control is exercised.
(1) Consolidated companies with income from July 2009.
(2) On January 14, 2010, the Bank signed the contractual and bylaw instruments with GetNet to explore, develop and market transaction capture and processing services involving credit and/or debit cards in the Brazilian market.
(3) Merged the Santander S.A. Corretora de Câmbio e Títulos in march 2010.
(4) Current denomination of Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários.
(5) Current denomination of Real Microcrédito Assessoria Financeira S.A.
(6) Current denomination of Real CHP S.A.
(7) Banco Santander, as the controlling shareholder of Tapirapé, company receiving funds from fiscal incentives of the Investment Fund of the Amazon Region (Finam) disclosed a material fact on September 1, 2010 to inform the Tapirapé's minority shareholders that was approved in the Extraordinary General Meeting held on August 31, 2010, the cancellation of its registration of a company receiving funds from fiscal incentives in the CVM by conducting a tender offer. The cancellation of registration was granted by the CVM on October 29, 2010, as office/CVM/SEP/GEA-3/n° 1039/2010.
(8) The Extraordinary Shareholders’ Meeting held on October 29, 2010 of Real Corretora and Santander Serviços, its shareholders approved the merger of the Real Corretora by Santander Serviços, based on their net book values at the base date of September 30, 2010, whose case is in the process of the Board of Trade.
(9) The amounts presented are in accordance with Brazilian accounting practices.

***