Form 20-F
period 2011-12-31
Banco Santander (Brasil) S.A.
filed 2012-03-30
CIK 1471055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 011-34476

BANCO SANTANDER (Brasil) S.A.

(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil

(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235 – Bloco A

Vila Olímpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive offices)

James H. Bathon, Managing Director - Legal and Compliance
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

212,450,478,000 common shares

185,846,700,000 preferred shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  Yes      ☐  No

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

☐  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

BANCO SANTANDER (BRASIL) S.A.

__________________

i

ITEM 10. ADDITIONAL INFORMATION	199
A. Share Capital	199
B. Memorandum and Articles of Association	199

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, the terms “Santander Brasil”, the “Bank”, “we”, “us”, “our” and “our company” mean Banco Santander (Brasil) S.A. and its consolidated subsidiaries (including, as from August 30, 2008, the entities of Banco Real), unless otherwise indicated.  References to “Banco Real” mean Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. and their respective consolidated subsidiaries, unless otherwise indicated.  References to “Banespa” mean Banco do Estado de São Paulo S.A.—Banespa, one of our predecessor entities.  The terms “Santander Spain” and “our parent” mean Banco Santander, S.A.  References to “Santander Group” or “Grupo Santander” mean the worldwide operations of the Santander Spain conglomerate, as indirectly controlled by Santander Spain and its consolidated subsidiaries, including Santander Brasil.

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

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3.  Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank, the “Brazilian Central Bank” or “BACEN”, as of December 31, 2011, which was R$1.8758 to U.S.$1.00, or on the indicated dates (subject to rounding adjustments).  We make no representation that the real or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular exchange rate or at all.

Certain figures included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Consolidated Financial Statements

We maintain our books and records in reais, our functional currency and presentation currency for the consolidated financial statements.

This annual report contains our consolidated financial statements as of December 31, 2011, 2010 and 2009, and for the years ended December 31, 2011, 2010 and 2009.  Such consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), and have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, whose report is included herein.

On August 29, 2008, Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. (collectively, “Banco Real”) became our wholly-owned subsidiaries pursuant to a share exchange transaction (incorporação de ações).

IFRS differs in certain significant respects from U.S. GAAP.  IFRS also differs in certain significant respects from Brazilian GAAP.  Note 45 to our audited consolidated financial statements for the years ended December 31, 2011, 2010 and 2009, included herein, contains information relating to certain differences between IFRS and Brazilian GAAP.

For statutory purposes, under National Monetary Council (Conselho Monetário Nacional or “CMN”) Resolution No 3,786, dated September 24, 2009, we are required by the Brazilian Central Bank to prepare consolidated financial statements according to IFRS as issued by the IASB.  However, we will also continue to prepare statutory financial statements in accordance with accounting practices established by Brazilian corporate law and standards established by the CMN, the Brazilian Central Bank and document template provided in the Accounting National Financial System Institutions (Plano Contábil das Instituições Financeiras Nacional) or “Cosif” and the Brazilian Securities Commission (Comissão de Valores Mobiliários) or “CVM” to the extent such practices do not conflict with the rules of BACEN, the Accounting Pronouncements Committee (Comitê de

Pronunciamentos Contábeis) or “CPC”, the National Council of Private Insurance (Conselho Nacional de Seguros Privados) or “CNSP” and the Superintendency of Private Insurance (Superintendência de Seguros Privados) or “SUSEP”.  We refer to such Brazilian accounting practices as “Brazilian GAAP”.  See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Auditing Requirements”.

Market Share and Other Information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from internal surveys, market research, publicly available information and industry publications.  This data is updated to the latest available information for 2011.  We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian association of credit card companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços), or “ABECS”; the Brazilian association of leasing companies (Associação Brasileira de Empresas de Leasing), or “ABEL”; the Brazilian association of savings and mortgage financing entities (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança), or “ABECIP”, the national association of credit institutions, financing and investment (Associação Nacional das Instituições de Crédito, Financiamento e Investimento) or “ACREFI”; the Brazilian bank federation (FEBRABAN — Federação Brasileira de Bancos), or “FEBRABAN”; the Brazilian social and economic development bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES”; the Brazilian Institute of Geography and Statistics, or the “IBGE”; the Brazilian Central Bank; the Central Bank system (Sistema do Banco Central), or “SISBACEN”, a Brazilian Central Bank database; the Getúlio Vargas Foundation (FGV — Fundação Getúlio Vargas), or “FGV”; the Superintendency of Private Insurance (Superintendência de Seguros Privados), or “SUSEP”; the national association of financial and capital markets entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or “ANBIMA”; and the national federation of private retirement and life insurance (Federação Nacional de Previdência Privada e Vida), or “FENAPREVI”, among others.  Industry and government publications, including those referenced here, generally state that the information presented therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed.  Although we have no reason to believe that any of this information or these reports is inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications.  We do not make any representation as to the accuracy of such information.

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, mainly in “Item 3. Key Information—D. Risk Factors”, “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company—B. Business Overview”.  Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Securities Act of 1933 (the “Securities Act”) and the U.S. Securities Exchange Act of 1934 (the “Exchange Act”).

Our estimates and forward-looking statements are based mainly on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations.  Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us.  Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	increases in defaults by our customers and in impairment losses;

•	decreases in deposits, customer loss or revenue loss;

•	increases in provisions for legal claims;

•	our ability to sustain or improve our performance;

•	changes in interest rates which may, among other effects, adversely affect margins;

•	competition in the banking, financial services, credit card services, insurance, asset management and related industries;

•	government regulation and tax matters;

•	adverse legal or regulatory disputes or proceedings;

•	credit, market and other risks of lending and investment activities;

•	decreases in our level of capitalization;

•	changes in market value of Brazilian securities, particularly Brazilian government securities;

•	changes in regional, national and international business and economic conditions and inflation;

•	the ongoing effects of recent volatility in global financial markets crisis; and

•	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors”.

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

Financial information for Santander Brasil at and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 has been derived from our audited consolidated financial statements prepared in accordance with IFRS.  See “Item 18. Financial Statements”.  Financial information for Banco Real has been consolidated with our consolidated financial statements since August 30, 2008.  Our results of operations for the year ended December 31, 2008 are not comparable to our results of operations for the years ended December 31, 2007 or December 31, 2009 because of the consolidation of Banco Real in our consolidated financial statements as from August 30, 2008.

This financial information should be read in conjunction with our audited consolidated financial statements and the related notes and “Item 5.  Operating and Financial Review and Prospects” included elsewhere in this annual report.

Income Statement Data in Accordance with IFRS

	Santander Brasil
	For the year ended December 31,
	2011	2011	2010	2009	2008	2007
	(in millions of U.S.$, except as otherwise indicated)(1)	(in millions of R$, except as otherwise indicated)
Interest and similar income	27,581	51,736	40,909	39,343	23,768	13,197
Interest expense and similar charges	(12,706)	(23,834)	(16,814)	(17,176)	(12,330)	(7,002)
Net interest income	14,875	27,902	24,095	22,167	11,438	6,195
Income from equity instruments	50	94	52	30	37	36
Income from companies accounted for by the equity method	29	54	44	295	112	6
Fee and commission income	4,675	8,769	7,833	7,148	4,809	3,364
Fee and commission expense	(762)	(1,430)	(998)	(910)	(555)	(266)
Gains (losses) on financial assets and liabilities (net)	(61)	(114)	1,458	2,716	(1,286)	1,517
Exchange differences (net)	(65)	(121)	417	(51)	1,476	382
Other operating income (expenses)	(202)	(379)	(348)	(115)	(60)	133
Total income	18,539	34,775	32,553	31,280	15,971	11,367
Administrative expenses	(6,596)	(12,373)	(11,231)	(10,947)	(7,185)	(4,460)
Depreciation and amortization	(779)	(1,462)	(1,237)	(1,249)	(846)	(580)
Provisions (net)(2)	(1,632)	(3,061)	(1,974)	(3,481)	(1,230)	(1,196)
Impairment losses on financial assets (net)(3)	(5,001)	(9,382)	(8,234)	(9,966)	(4,100)	(2,160)
Impairment losses on other assets (net)	(21)	(39)	(21)	(901)	(77)	(298)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	3	5	(59)	3,369	7	1
Gains (losses) on non-current assets held for sale not classified as discontinued operations	238	447	199	32	9	13
Operating profit before tax	4,751	8,911	9,997	8,137	2,549	2,687
Income taxes	(616)	(1,155)	(2,614)	(2,629)	(170)	(784)
Profit for the year	4,135	7,756	7,383	5,508	2,379	1,903
Earnings per share
Basic and diluted earnings per 1,000 shares
Common shares (reais)		18.55	17.67	15.32	11.59	14.02
Preferred shares (reais)		20.41	19.44	16.85	12.75	15.43
Common shares (U.S. dollars)(1)		9.89	10.61	9.19	6.69	8.41
Preferred shares (U.S. dollars)(1)		10.88	11.67	10.11	7.65	9.26

	Santander Brasil
	For the year ended December 31,
	2011	2011	2010	2009	2008	2007
	(in millions of U.S.$, except as otherwise indicated)(1)	(in millions of R$, except as otherwise indicated)
Dividends and interest on capital per 1,000 shares(4)
Common shares (reais)		7.61	8.47	4.11	4.26	16.30
Preferred shares (reais)		8.37	9.32	4.52	4.69	17.93
Common shares (U.S. dollars)(1)		4.06	5.08	2.47	2.56	9.78
Preferred shares (U.S. dollars)(1)		4.46	5.59	2.71	2.81	10.76
Weighted average shares outstanding (in thousands) – basic and diluted
Common shares		212,841,732	212,841,732	183,650,861	104,926,194	69,383,705
Preferred shares		186,202,385	186,202,385	159,856,132	91,168,064	60,285,449

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank at December 31, 2011 for reais into U.S. dollars of R$1.87 to U.S.$1.00.

(2)	Mainly provisions for legal obligations, tax and social security, labor and civil litigations.

(3)	Net provisions to the credit loss allowance less recovery of loans previously written off.

(4)	Includes dividends based on net income and dividends based on reserves.

Balance Sheet Data in Accordance with IFRS

	Santander Brasil
	At December 31,
	2011	2011	2010	2009	2008	2007
	(in millions of U.S.$)(1)	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank	35,152	65,938	56,800	27,269	23,700	22,277
Financial assets held for trading	15,941	29,901	24,821	20,116	19,986	12,293
Other financial assets at fair value through profit or loss(2)	355	665	17,940	16,295	5,575	1,648
Available-for-sale financial assets	23,781	44,608	47,206	46,406	30,736	9,303
Loans and receivables	108,091	202,757	174,107	152,163	162,725	55,034
Hedging derivatives	43	81	116	163	106	–
Non-current assets held for sale	71	132	67	172	113	32
Investments in associates	225	422	371	419	634	55
Tangible assets	2,670	5,008	4,518	3,702	3,829	1,111
Intangible assets	16,758	31,435	31,963	31,618	30,995	1,799
Tax assets	8,663	16,250	14,842	15,779	12,920	4,223
Other assets	1,432	2,687	1,912	1,871	2,871	544
Total assets	213,182	399,886	374,663	315,973	294,190	108,319
Liabilities
Financial liabilities held for trading	2,691	5,047	4,785	4,435	11,210	4,650
Other financial liabilities at fair value through profit or loss	–	–	–	2	307	690
Financial liabilities at amortized cost	155,375	291,452	253,341	203,568	213,973	84,781
Deposits from the Brazilian Central Bank and deposits from credit institutions	27,469	51,527	42,392	21,196	26,510	18,217
Customer deposits	93,013	174,474	167,949	149,440	155,495	55,147
Marketable debt securities	20,573	38,590	20,087	11,439	12,086	2,806
Subordinated liabilities	5,815	10,908	9,695	11,305	9,197	4,210
Other financial liabilities	8,504	15,952	13,218	10,188	10,685	4,401
Hedging derivatives	19	36	–	10	265	–
Liabilities for insurance contracts	–	–	19,643	15,527	–	–
Provisions(3)	5,073	9,515	9,395	9,480	8,915	4,816

	Santander Brasil
	At December 31,
	2011	2011	2010	2009	2008	2007
	(in millions of U.S.$)(1)	(in millions of R$)
Tax liabilities	6,331	11,876	10,530	9,457	6,156	1,719
Other liabilities	2,094	3,928	3,605	4,228	3,527	1,454
Total liabilities	171,582	321,854	301,299	246,707	244,353	98,111
Shareholders’ equity	41,073	77,045	72,572	68,706	49,318	8,671
Valuation adjustments	516	968	784	559	514	1,537
Non-controlling interests	10	19	8	1	5	–
Total equity	41,599	78,032	73,364	69,266	49,837	10,208
Total liabilities and equity	213,182	399,886	374,663	315,973	294,190	108,319
Average assets	210,429	394,722	341,285	298,174	163,621	100,243
Average interest-bearing liabilities	130,316	244,446	198,456	184,332	109,455	69,204
Average shareholders’ equity	40,365	75,716	71,875	56,192	23,110	10,521

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank at December 31, 2011 for reais into U.S. dollars of R$1.87 to U.S.$1.00.

(2)
In 2010 and 2009, this item includes Investment fund units of Guarantors of Benefit Plans—PGBL/VGBL, in the amount of R$17,426 million and R$14,184 million, respectively, related to the liabilities for insurance contracts held by Santander Seguros, which were no longer included in the scope of consolidation in 2011, following the sale of Santander Seguros.  See “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Sale of Santander Seguros”.

(3)	Mainly legal obligations, tax and social security, labor and civil litigation.

Ratios

	At and for the year ended December 31,
	2011	2010	2009	2008	2007
Profitability and performance
Net yield(1)	8.6%	8.8%	9.7%	8.6%	7.2%
Return on average total assets	2.0%	2.2%	1.8%	1.5%	1.9%
Return on average shareholders’ equity	10.2%	10.3%	9.8%	10.3%	18.1%
Adjusted return on average shareholders’ equity(2)	16.2%	16.9%	19.3%	16.8%	18.1%
Capital adequacy
Average shareholders’ equity as a percentage of average total assets	19.2%	21.1%	18.8%	14.1%	10.5%
Average shareholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(2)	13.0%	13.9%	10.5%	9.2%	10.5%
Basel capital adequacy ratio(3)	19.9%	22.1%	25.6%	14.7%	14.2%
Asset quality
Non-performing assets as a percentage of total loans(4)	6.7%	5.8%	7.2%	5.4%	4.1%
Non-performing assets as a percentage of total assets(4)	3.3%	2.7%	3.1%	2.6%	2.2%
Non-performing assets as a percentage of computable credit risk(4)(5)	6.0%	5.1%	6.2%	4.7%	3.2%
Allowance for credit losses as a percentage of non-performing assets(4)	85.5%	98.3%	101.7%	105.8%	107.5%
Allowance for credit losses as a percentage of total loans	5.7%	5.8%	7.2%	5.4%	4.4%
Net loan charge-offs as a percentage of total loans	4.7%	6.2%	6.2%	2.3%	4.7%
Non-performing assets as a percentage of shareholders’ equity(4)	17.0%	12.9%	14.4%	15.7%	24.1%

	At and for the year ended December 31,
	2011	2010	2009	2008	2007
Non-performing assets as a percentage of shareholders’ equity excluding goodwill(2)(4)	26.2%	21.1%	24.5%	35.4%	24.1%

Liquidity
Total loans, net as a percentage of total funding	66.4%	63.0%	66.4%	66.0%	60.7%
Deposits as a percentage of total funding	82.0%	87.6%	88.2%	89.5%	91.3%
Other Information
Efficiency
Efficiency ratio(6)	35.6%	34.5%	35.0%	45.0%	39.2%

(1)	Net yield is defined as net interest income (including dividends on equity securities) divided by average interest earning assets.

(2)
“Adjusted return on average shareholders’ equity”, “Average shareholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” and “Non-performing assets as a percentage of shareholders’ equity excluding goodwill” are non-GAAP financial measurements which adjust “Return on average shareholders’ equity”, “Average shareholders’ equity as a percentage of average total assets” and “Non-performing assets as a percentage of shareholders’ equity”, to exclude the R$27 billion goodwill arising from the acquisition of Banco Real in 2008.

The reconciliation below presents the calculation of these non-GAAP financial measurements from each of their most directly comparable financial measurements.  Such reconciliation was made only for the years ended December 31, 2011, 2010, 2009 and 2008 because goodwill was not material in the year ended December 31, 2007 and, accordingly, the ratios presented are unaffected by the exclusion of goodwill.

	At and for the year ended December 31,
	2011	2010	2009	2008
	(in millions of R$, except as otherwise indicated)
Return on average shareholders’ equity:
Consolidated profit for the year	7,756	7,383	5,508	2,379
Average shareholders’ equity	75,716	71,875	56,192	23,110
Return on average shareholders’ equity	10.2%	10.3%	9.8%	10.3%
Adjusted return on average shareholders’ equity:
Consolidated profit for the year	7,756	7,383	5,508	2,379
Average shareholders’ equity	75,716	71,875	56,192	23,110
Average goodwill	27,975	28,312	27,714	8,925
Average shareholders’ equity excluding goodwill	47,741	43,562	28,478	14,185
Adjusted return on average shareholders’ equity	16.2%	16.9%	19.3%	16.8%
Average shareholders’ equity as a percentage of average total assets:
Average shareholders’ equity	75,716	71,875	56,192	23,110
Average total assets	394,722	341,284	298,173	163,621
Average shareholders’ equity as a percentage of average total assets	19.2%	21.1%	18.8%	14.1%
Average shareholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill:
Average shareholders’ equity	75,716	71,875	56,192	23,110
Average goodwill	27,975	28,312	27,714	8,925
Average shareholders’ equity excluding goodwill	47,741	43,562	28,478	14,185
Average total assets	394,722	341,284	298,173	163,621
Average goodwill	27,975	28,312	27,714	8,925
Average total assets excluding goodwill	366,746	312,972	270,460	154,696
Average shareholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill	13.0%	13.9%	10.5%	9.2%

	At and for the year ended December 31,
	2011	2010	2009	2008
	(in millions of R$, except as otherwise indicated)
Non-performing assets as a percentage of shareholders’ equity:
Non-performing assets	13,073	9,349	9,900	7,730
Shareholders’ equity	77,045	72,572	68,706	49,318
Non-performing assets as a percentage of shareholders’ equity	17.0%	12.9%	14.4%	15.7%
Non-performing assets as a percentage of shareholders’ equity excluding goodwill:
Non-performing assets	13,073	9,349	9,900	7,730
Shareholders’ equity	77,045	72,572	68,706	49,318
Goodwill	27,218	28,312	28,312	27,488
Shareholders’ equity excluding goodwill	49,827	44,259	40,394	21,829
Non-performing assets as a percentage of shareholders’ equity excluding goodwill	26.2%	21.1%	24.5%	35.4%

Our calculation of these non-GAAP measures may differ from the calculation of similarly titled measures used by other companies.  We believe that these non-GAAP financial measures provide useful information to investors because the substantial impact of the R$27 billion goodwill arising from the acquisition of Banco Real during the year ended December 31, 2008 masks the significance of other factors affecting shareholders’ equity and the related ratios.  In addition, consistent with the guidance provided by the Basel II framework with respect to capital measurement, in all measures used to manage our business, we consider shareholders’ equity excluding goodwill.  We believe that exclusion of goodwill from shareholders’ equity, in addition to being consistent with Basel II, reflects the economic substance of our capital because goodwill is not an asset that can absorb cash losses and we do not otherwise take it into account in managing our operations.  Accordingly, we believe that the non-GAAP measures presented are useful to investors, because they reflect the economic substance of our capital.  The limitation associated with the exclusion of goodwill from shareholders’ equity is that it has the effect of excluding a portion of the total investment in our assets.  We compensate for this limitation by also considering shareholders equity including goodwill, as set forth in the above tables.

(3)
In July 2008, new regulatory capital measurement rules, which implement the Basel II standardized approach, went into effect in Brazil, including a new methodology for credit risk and operational risk measurement, analysis and management.  As a result, our capital adequacy ratios as of any date after July 2008 are not comparable to our capital ratios as of any prior date.  Our Basel capital adequacy ratios are calculated excluding goodwill, in accordance with the Basel II standardized approach (provided by the “International Convergence of Capital Measurement and Capital Standards—A Revised Framework Comprehensive Version” issued by the Basel Committee on Banking Supervision from the Bank for International Settlements).  In December 2010, the Brazilian Central Bank issued the Circular 3,515 that introduced the rule weight of 150% for lending operations over 24 months, allowing some exceptions given the type of operation, maturity and guarantees.  In November 2011, the Circular 3,515 was revoked and the Brazilian Central Bank issued the Circular 3,563 that required the application of 150% ask weight for financing vehicles, risk weight reduction for payroll loans originated up to July 2011 from 150% to 75% or 100%, and raised the risk weight to 300% for payroll and personal loans that have no specific purpose and a term over 60 months, originated as from November 14, 2011.

(4)
Non-performing assets include all credits past due by more than 90 days and other doubtful credits.  For further information see “Item 4. Information on the Company—Selected Statistical Information—Impaired Assets”.

(5)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets), guarantees and documentary credits.

(6)
Efficiency ratio is defined as administrative expenses divided by total income.  Our calculation for the efficiency ratio disclosed herein differs from another, with similar name, used by us in our quarterly managerial reports, due to an adjustment made in those quarterly reports in light of the results of the hedge of the investment in the Cayman Islands branch, which is included in our total income.  The adjustment, which impacts the line items income tax, gains (losses) on financial assets and liabilities and exchange rate differences, does not affect net profit.  Our management believes that the adjusted efficiency ratio provides a more consistent framework for evaluating and conducting business, as a result of excluding from our revenues the effect of the volatility caused by possible gains and losses on our hedging strategies for tax purposes.  For example, in 2011, the effects of the devaluation of the real against the U.S. dollar impacted our hedging of the investments held in our Cayman Islands branch generating losses of R$1,646 million recorded under “gains/losses on financial assets and liabilities (net)”, equivalent to 1.6 percentage points variance in the efficiency ratio.  In 2010 and 2009, the impact of hedging the investment held in our Cayman Islands branch was a gain of R$272 million and R$1,146 million, respectively, which corresponded to a variation in the efficiency ratio of 0.3 percentage points in 2010 and 1.3 percentage points in 2009.  Considering the adjusted calculation, which excludes the effect of the hedging of the investment in our Cayman Islands branch as well as the variation of the foreign exchange rate of the real to U.S. dollar, the efficiency ratio was 34.0% in 2011, 34.8% in 2010 and 36.3% in 2009.

The table below presents the reconciliation of our adjusted efficiency ratio to the most directly comparable GAAP financial measurement for each of the periods presented.

	At and for the years ended December 31,
	2011	2010	2009	2008	2007
	(in millions of R$, except as otherwise indicated)
Efficiency ratio
Administrative expenses	12,373	11,231	10,947	7,185	4,460
Total income	34,775	32,553	31,280	15,971	11,367
of which:
Gains (losses) on financial assets and liabilities (net)	(235)	1,875	2,665	190	1,899
Efficiency ratio	35.6%	34.5%	35.0%	45.0%	39.2%

Total Income	34,775	32,553	31,280	15,971	11,367
Income tax including effects of Cayman tax hedge	1,646	272	1,146	–	–
Total income excluding effects of Cayman tax hedge	36,421	32,281	30,134	15,971	11,367

Administrative expenses	12,373	11,231	10,947	7,185	4,460
Total income excluding effects of Cayman tax hedge	36,421	32,281	30,134	15,971	11,367
of which:
Gains (losses) on financial assets and liabilities (net) excluding effects of Cayman tax hedge	1,411	1,603	1,519	190	1,899
Efficiency ratio adjusted for effects of Cayman tax hedge	34.0%	34.8%	36.3%	45.0%	39.2%

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increased foreign exchange rate volatility.  Until early 2003, the value of the real declined in relation to the U.S. dollar.  Since then, the trend has been of a strengthening of the real, except during the most severe period of the global economic crisis.  In the past, the Brazilian Central Bank has intervened occasionally to control unstable movements of exchange rates.  We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate through a currency band system or otherwise.  The real may fluctuate against the U.S. dollar substantially in the future.  For further information on these risks, see “—D. Risk Factors—Risks Relating to Brazil—Exchange rate volatility may have a material adverse effect on the Brazilian economy and our business.”

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated:

	Period-end	Average(1)	Low	High
	(per U.S. dollar)
Year:
2007	1.77	1.95	1.73	2.15
2008	2.33	1.84	1.56	2.50
2009	1.74	1.99	1.70	2.42
2010	1.66	1.76	1.65	1.88
2011	1.87	1.67	1.53	1.90

	Period-end	Average(1)	Low	High
	(per U.S. dollar)
Month Ended:
October 2011	1.69	1.77	1.69	1.89
November 2011	1.81	1.79	1.73	1.89
December 2011	1.87	1.84	1.78	1.88
January 2012	1.74	1.79	1.74	1.87
February 2012	1.71	1.72	1.70	1.74
March 2012 (through March 29)	1.83	1.79	1.72	1.83

Source: Brazilian Central Bank

(1)	Represents the average of the exchange rates on the closing of each business day during the period.

Exchange rate fluctuation will affect the U.S. dollar equivalent of the market price of our units on the Stock Exchange, Commodities and Futures BM&FBOVESPA S.A. (Bolsa de Valores, Mercadorias e Futuros, or “BM&FBOVESPA”), as well as the U.S. dollar value of any distributions we make with respect to our units, which will be made in reais.  See “—D. Risk Factors—Risks Relating to Brazil”.

Our parent company, Santander Spain, reports its financial condition and results of operations in euros.  As of December 31, 2011, the exchange rate for euro to real was R$2.43 per €1.00.

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

Although the Brazilian government has implemented what we believe to be sound economic policies over the past few years, uncertainty over whether the Brazilian government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and in the securities issued abroad by Brazilian issuers.  These uncertainties and other developments in the Brazilian economy may adversely affect us and the market value of our securities.

Near the end of 2010, in order to stabilize economic growth and prevent the economy from overheating, the Brazilian Central Bank began implementing certain restrictive monetary policies and other measures aimed at controlling consumer lending.  These measures included increasing the minimum capital requirement for certain loans, establishing standards for credit card holders to make minimum payments on outstanding credit card balances (set at 15% of outstanding balances in June 2011 and increased to 20% in December 2011), and expanding compulsory deposits for financial institutions.  Beginning in the second half of 2011, as indicators reflected a moderation and even potential weakening in economic activity, the Brazilian Central Bank eased many of the restrictive measures it had introduced previously.  Any changes in regulatory capital requirements for lending, reserve requirements or credit card regulations, among others, may materially adversely affect our business.

Government efforts to control inflation may hinder the growth of the Brazilian economy and could harm our business.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world.  The Brazilian government’s measures to fight inflation, principally through the Brazilian Central Bank, have had and may in the future have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates and high compulsory deposit requirements may restrict Brazil’s growth and the availability of credit, reduce our loan volumes and increase our loan loss provisions.  Conversely, more lenient government and Brazilian Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our interest rate spreads.

From January 2000 to August 2005, the average interest rate in Brazil was 18.9%, with the minimum rate of 15.25% and maximum of 26.50% during this period.  With the favorable macroeconomic environment and inflation stability, the Brazilian Central Bank began a cycle of reducing interest rates starting in September 2005 from 19.5%

to 8.75% in March 2010, when the interest rate reached a historical low.  After this period, in order to balance domestic demand, the Brazilian Central Bank began another period of adjustment in interest rates, which reached 12.5% in July 2011.  However, the Brazilian Central Bank revised its monetary policy in August 2011, when it implemented a monetary easing policy to mitigate the spillover effects of the ongoing international financial crisis (particularly in Europe).  As a result of this change in policy, the Special System of Settlement and Custody (Sistema Especial de Liquidação e Custódia – SELIC rate (which is the benchmark interest rate payable to holders of certain securities issued by the Brazilian government)) reached 9.75% in March 2012.

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

The increase in the base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs and risk of default by our customers.  The decreases in basic interest rates may also have negative effects on our results by reducing interest income.  We also use an asset and liability management strategy to protect net interest income.  Any changes in interest rates may negatively impact our earnings, due to our asset and liability management strategy.

Changes in taxes and other fiscal assessments may adversely affect us.

The Brazilian government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject.  Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes.  The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business.  Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing credit portfolio.

Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing credit.  Future changes in tax policy that may affect financial operations include the creation of new taxes.  For example, in July 2011, the Brazilian government introduced a tax on securities transactions (“IOF/Securities-Derivatives”) at the rate of 1.0% on the notional adjusted value of financial derivatives.  Also, the government changed the tax charged on consumer financial transactions in 2011:  an increase of 1.5% per year in April and a reduction of 0.5% per year in December.  Until 2007, certain financial transactions were subject to the provisional contribution on financial transactions (Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira, or “CPMF”).  However, much uncertainty exists as to whether the CPMF or a similar tax will be re-introduced in the future.  Also, the Brazilian Congress may discuss broad tax reforms in Brazil to improve the efficiency of allocation of economic resources, as proposed by the executive branch of the Brazilian federal government.  Major tax reforms in Brazil have been discussed over the last few years.  We cannot predict if such tax reforms will be implemented in the future.  The effects of these changes, if enacted, and any other changes that could result from the enactment of additional tax reforms, cannot be quantified.

Exchange rate volatility may have a material adverse effect on the Brazilian economy and on our business.

The Brazilian currency has during the past decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching a selling exchange rate of R$3.53 per U.S.$1.00 at the end of 2002.  Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per U.S.$1.00 in August 2008.  As a result of the crisis in the global financial markets since mid-2008, the real depreciated 31.9% against the U.S. dollar over the course of 2008 and reached R$2.34 per U.S.$1.00 on December 31, 2008.  The real recovered in the second half of 2009 and continued to appreciate in 2010, reaching R$1.74 per U.S.$1.00 on December 31, 2009 and R$1.67 per U.S.$1.00 on December 31, 2010, mainly due to the recovery of consumer confidence and exports and foreign investments in the second half of 2009, the effects of which continued

through 2010.  The real continued to appreciate in early 2011 reaching R$1.53 per U.S.$1.00 on July 26, but depreciated during the second half of the year due to the ongoing international financial crisis (particularly in Europe) which caused certain selling pressure on the real and the exchange rate as of December 31, 2011 was R$1.88 per U.S.$1.00.  The real has since appreciated, reaching R$1.83 per U.S.$1.00 on March 29, 2012.

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

Risks Relating to our Business and the Brazilian Financial Services Industry

Developments and the perception of risk in other countries, especially in the United States, European countries and in emerging market countries, may adversely affect our access to financing and the market price of our securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries (including Spain, where Santander Spain, our controlling shareholder, is based), as well as in other Latin American and emerging market countries.  Even though the world economy and the financial and capital markets had been recovering of the 2008 crisis throughout 2010 and early 2011, the conditions of the global markets again deteriorated in 2011.  European countries encountered serious fiscal problems, including high debt levels that impair growth and increase the risk of sovereign default.  At the same time, the United States faced fiscal difficulties, which culminated in the downgrade of the U.S. long-term sovereign credit rating by Standard & Poor’s.  Concerns regarding the crisis in Europe intensified in the third quarter of 2011 and the probability of a new global recession increased.  Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers.  In particular, investor perceptions of the risks associated with our securities may be affected by perception of risk conditions in Spain.  Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities.  This could adversely affect the market price of our securities, restrict our access to the capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

We are exposed to the effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil.

The financial global markets deteriorated sharply between 2007 and 2009.  During this period, major financial institutions, including some of the largest global commercial banks, investment banks and insurance companies experienced significant difficulties, especially lack of liquidity and depreciation of financial assets.  These difficulties constricted the ability of a number of major global financial institutions to engage in further lending activity and caused losses.  In addition, defaults by, and doubts about the solvency of certain financial institutions and the financial services industry generally led to market-wide liquidity problems which led and could continue to lead to losses or defaults by, and bankruptcies of, other institutions and contributed to a severe global recession.

The global economy began to recover from these conditions toward the end of 2009, however, such recovery depends on a number of factors, including a return of job growth and investments in the private sector as well as the timing of the exit from government credit easing policies by central banks globally.  In addition, global investor confidence remains cautious and recent downgrades of the sovereign debt of Ireland, Greece, Portugal, Italy, Spain and France have caused renewed volatility in the capital markets.  A continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, if at all.  A slowing of the economic recovery or a renewed recession could result in a return of some or all of the adverse effects of the earlier recessionary conditions.

We continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment in the countries in which we operate, particularly Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability.  We lend primarily to Brazilian borrowers, and these effects could materially and adversely affect our customers and increase our non-performing loans, resulting in increased risk associated with our lending activity and requiring us to make corresponding revisions to our risk management and loan loss reserve models.  For example, in 2009, we experienced an increase in our non-performing loans overdue past 90 days from 5.4% of total loans on December 31, 2008 to 7.2% on December 31, 2009.  After this period, the levels of these operations decelerated and reached 5.8%, at the end of December 2010.  As of December 31, 2011, due in part to increasing economic uncertainty globally and a slowdown in the Brazilian economy, non-performing loans overdue past 90 days increased and accounted for 6.7% of total loans.

Continued or worsening disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil and the other countries in which we operate, which could have a material adverse effect on us.

Changes in regulation may negatively affect us.

Brazilian financial markets are subject to extensive and continuous regulatory review by the Brazilian government, principally by the Brazilian Central Bank and the CVM.  We have no control over government regulations, which govern all aspects of our operations, including regulations that impose:

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

The regulatory structure governing Brazilian financial institutions is continuously evolving, and the Brazilian Central Bank has been known to react actively and extensively to developments in our industry.  For example, since early 2008, the Brazilian Central Bank has repeatedly amended the rules related to compulsory deposit requirements in order to adjust the market liquidity in light of financial and economic conditions.  The measures of the Brazilian Central Bank and the amendment of existing laws and regulations, or the adoption of new laws or regulations (such as future implementation of Basel III rules related to regulatory capital) could adversely affect our ability to provide loans, make investments or render certain financial services.

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

The Brazilian financial markets, including the banking, insurance and asset management sectors, are highly competitive.  We face significant competition in all of our main areas of operation from other Brazilian and international banks, both public and private, as well as insurance companies.  In recent years, the presence of foreign banks and foreign insurance companies in Brazil has increased, as well as competition in the sectors of banking and insurance.  Furthermore, the consolidation of the Brazilian financial sector, with the merger of large banks, especially in 2008 and 2009, and the privatization of public banks have also increased competition in the Brazilian market for banking and financial services more competitive.  In 2009, we experienced the compression of credit spreads by some of our competitors, following the public banks which aggressively increased their volume of loans with spreads lower than those charged by private banks.  As was the case in 2009, we may experience similar situations that may affect us negatively and reduce our market share in the future.

New mergers and acquisitions of banks and insurance companies by one of our competitors would likely increase such competitor’s market share and customer base, and, as a result, we may face heightened competition.  An increase in competition may negatively affect our business results and prospects by, among other things:

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

Our loan portfolio may not continue to grow at the same rate and economic uncertainty may lead to a contraction in our loan portfolio.

There can be no assurance that our loan portfolio will continue to grow at rates similar to the historical growth rate we have experienced.  A reversal of the rate of growth of the Brazilian economy, a slowdown in the growth of customer demand, an increase in market competition or changes in governmental regulation and an increase of the SELIC rate, could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses.  Economic uncertainty could materially adversely affect the liquidity, businesses and financial condition of our customers as well as lead to a general decline in consumer spending and a rise in unemployment.  All this could in turn lead to decreased demand for borrowings in general, which could have a material adverse effect on our business.

During the second half of 2011, the Brazilian economy showed signs of a moderate slowdown in economic activity, reflecting the combination of weaker global demand and the delayed effects of the Brazilian Central Bank’s restrictive monetary policies implemented between April 2010 and the first half of 2011.  The deceleration was particularly sharp in industrial production, which remained weak throughout the year.  Domestic demand also declined, but remained stronger than industrial activity, sustained by ongoing gains in employment and income.

Inflation has declined as a result of the economic slowdown, but remains a point of concern for Brazilian regulatory authorities.  Ongoing global volatility (particularly in Europe), combined with the relative decline in inflation and its inherent risks for the Brazilian economy led the Brazilian Central Bank to reduce the target SELIC rate to 11.0% per annum in December 2011, and the Brazilian Central Bank partially reversed certain of the restrictive measures adopted in 2010 in an effort to stimulate credit growth.  In March, 2012 the Brazilian Central Bank further reduced the SELIC rate to 9.75% per annum.

Credit, market and liquidity risks may have an adverse effect on our credit ratings and our cost of funds.  Any downgrading in Brazil’s, our controlling shareholder’s, or our credit rating, would likely increase our cost of funding, require us to post additional collateral under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding.  Rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry generally.

Any downgrade in Brazil’s, our controlling shareholder’s, or our ratings, would likely increase our borrowing costs and require us to post additional collateral under some of our derivative contracts and could limit our access to capital markets and adversely affect our commercial business.  For example, a ratings downgrade could adversely affect our ability to sell or market certain of our products, such as subordinated securities, engage in certain longer-term and derivatives transactions, and retain our customers, particularly customers who need a minimum rating threshold in order to invest.  This, in turn, could reduce our liquidity and have an adverse effect on our operating results and financial condition.

Our foreign currency long-term debt is currently rated BBB with a stable outlook by Standard & Poor’s Ratings Services (“S&P”), BBB+ with a stable outlook by Fitch Ratings Ltd. (“Fitch”) and Baa2 with a positive outlook by Moody’s Investor Services, Inc. (“Moody’s”).  On February 13, 2012, Fitch downgraded our controlling shareholder’s ratings to A (Negative) from AA-, following a similar action on January 27, 2012, with the Spanish sovereign which was downgraded to A (Negative) from AA-. Furthermore, on February 13, 2012, S&P downgraded the rating of our controlling shareholder to A (Negative) from AA-.  Additionally, on December 16, 2011, Moody’s downgraded our controlling shareholder’s rating to Aa3 (Negative) from Aa2, and on February 13, 2012, downgraded Spain’s sovereign rating to A3 (Negative) from Aa2. Any additional adverse revisions to our controlling shareholder’s ratings and/or Brazil’s credit ratings may adversely affect our ratings, our business, future financial performance, stockholder’s equity and the price of our securities.

In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain their current ratings or outlooks, or with regard to those rating agencies who have a negative outlook on our Company or our controlling shareholder, there can be no assurances that such agencies will revise such outlooks upward.  Our failure to maintain favorable ratings and outlooks would likely increase our cost of funding and adversely affect our interest margins and results of operations.

The effectiveness of our credit risk management is affected by the quality and scope of information available in Brazil.

In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, certain publicly available consumer credit information and other sources.  Due to limitations in the availability of information and the developing information infrastructure in Brazil, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information.  In addition, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly.  Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective.  As a result, our ability to effectively manage our credit risk and subsequently our loan loss allowances may be materially adversely affected.

Since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues.

Customer deposits are our primary source of funding.  As of December 31, 2011, 55.3% of our customer deposits had remaining maturities of one year or less, or were payable on demand.  A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets.  If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected.  We cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking system, any money markets in which we operate will be able to maintain levels of funding without incurring higher funding costs or the liquidation of certain assets.  If this were to happen, our results of operations and financial condition may be materially adversely affected.

Our business is highly dependent on proper functioning and improvement of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner.  The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively.  We have backup data for our key data processing systems that could be used in the event of a catastrophe or a failure of our primary systems, and have established alternative communication networks where available.  However, we do not operate all of our redundant systems on a real time basis and cannot assure you that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks.  Such failures could be caused by, among other things, major natural catastrophes, software bugs, computer virus attacks or conversion errors due to system upgrading.  In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost effective basis.  Any substantial failure to improve or upgrade information technology systems effectively or on a timely basis could materially and adversely affect our competitiveness, results of operations and financial condition.

We are subject to counterparty risk in our banking business.

We are exposed to counterparty risks in addition to credit risks associated with lending activities.  Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us, or executing securities, futures, currency or commodity trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.  If these risks give rise to losses, this could materially and adversely affect our results of operations and financial condition.  We have a diversified loan portfolio, with no specific concentration exceeding 10.0% of total loans, however we cannot assure this will continue to be the case.  If counterparty risks give rise to losses, this could materially and adversely affect our results of operations and financial condition.

Failure to protect personal information could adversely affect us.

We manage and hold confidential personal information of customers in the conduct of our banking operations.  Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our results of operations and financial condition.

Our loan portfolios are subject to risk of prepayment, which may result in reinvestment of assets on less profitable terms.

Our loan portfolios are subject to prepayment risk which results from the ability of a borrower to pay a loan prior to maturity and which comes at a time that is inconsistent with the financing of such loan by us.  Generally, in a declining interest rate environment, prepayment activity increases with the effect of reducing weighted average lives of interest earning assets and adversely affecting results.  Prepayment risk also has an adverse impact on our credit card and residential mortgage portfolios, since prepayments could shorten the weighted average life of these portfolios, which may result in a mismatch in funding or in reinvestment at lower yields.

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

Santander Spain, our controlling shareholder, currently owns, directly and indirectly, approximately 75.6% of our total capital.  Due to its share ownership, our controlling shareholder has the power to control us and our subsidiaries, including the power to:

•	elect a majority of our directors that appoint our executive officers, set our management policies and exercise overall control over our company and subsidiaries;

•	agree to sell or otherwise transfer its controlling stake in our company; and

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

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange (“NYSE”), limiting the protections afforded to investors.

We are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards.  Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements.  In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken.  Although we have similar practices, they do not entirely conform to the NYSE requirements, therefore we currently use these exemptions and intend to continue using them.  Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

Risks Relating to Our Units and American Depositary Shares (ADSs)

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

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets.  The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world.  As of December 31, 2011, the aggregate market capitalization of the BM&FBOVESPA was equivalent to approximately R$2.3 trillion (U.S.$1.2 trillion) and the top ten stocks in terms of trading volume accounted for approximately 53.1% of all shares traded on BM&FBOVESPA in the year ended December 31, 2011.  In contrast, as of December 31, 2011, the aggregate market capitalization of the NYSE was approximately U.S.$16.3 trillion.  Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, government entities or a principal shareholder.  The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the units or ADSs at the time and price you desire and, as a result, could negatively impact the market price of these securities.

Actual or anticipated sales of a substantial number of units or our common shares or preferred shares in the future could decrease the market prices of the ADSs.

Sales of a substantial number of our units or our common shares or preferred shares in the future, or the anticipation of such sales, could negatively affect the market prices of our units and ADSs.  As of March 23, 2012, Santander Spain held approximately 75.6% of our total capital stock.  In connection with our listing on the BM&FBOVESPA, prior to October 7, 2012 (extendable under certain circumstances to October 7, 2014) Santander Brasil must have a public float that represents at least 25% of our total capital.  If, in the future, substantial sales of units or common shares or preferred shares are made by existing or future holders, the market prices of the ADSs may decrease significantly.  As a result, holders of ADSs may not be able to sell their ADSs at or above the price they paid for them.

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

Companies listed on Level 2 of BM&FBOVESPA are required to have a public float of at least 25.0% of their outstanding shares.  Currently, our public float is approximately 24.1% of our outstanding capital.  We have a grace period of three years from October 7, 2009, the date of the listing our shares on Level 2 of BM&FBOVESPA, extendable for an additional two years upon presentation of a plan to BM&FBOVESPA to comply with the minimum public float requirement.  If we do not meet the minimum public float requirement, we may be subject to fines and eventually be delisted from Level 2 of BM&FBOVESPA and be traded at the regular level of BM&FBOVESPA.  Level 2 regulations are also subject to change, and we may not be able to comply with such changes.  Although such delisting could result in the obligation of the controlling shareholder to carry out a mandatory tender offer for the shares of the minority shareholders, such delisting may result in a decrease of the price of our shares, units and ADSs.

Holders of our units and our ADSs may not receive any dividends or interest on shareholders’ equity.

According to our by-laws, we must generally pay our shareholders at least 25% of our annual net income as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian corporate law, which may differ significantly from our net income as calculated under IFRS.  This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian corporate law method and may not be available to be paid as dividends or interest on shareholders’ equity.  Additionally, Brazilian corporate law allows a publicly traded company like ours to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability.  See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Payment of Dividends and Interest Attributable to Shareholders’ Equity—Dividends”.

Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADSs will not be direct shareholders of our company and will be unable to enforce directly the rights of shareholders under our by-laws and Brazilian corporate law.  Holders of ADSs may exercise voting rights with respect to the units represented by ADSs only in accordance with the deposit agreement governing the ADSs.  Holders of ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders.  For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil.  Holders of our units will be able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy.  By contrast, holders of ADSs will receive notice of a shareholders’ meeting by mail from the American Depositary Receipts (“ADRs”) depositary following our notice to the depositary requesting the depository to do so.  To exercise their voting rights, holders of ADSs must instruct the ADR depositary on a timely basis on how they wish to vote.  This voting process necessarily will take longer for holders of ADSs than for holders of our units or shares.  If the ADR depositary fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

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

Any gain or loss recognized by a U.S. taxpayer will generally be treated as U.S. source gain or loss.  A U.S. taxpayer would not be able to credit any Brazilian tax imposed on the disposition of our units or ADSs against such person’s U.S. federal income tax liability, unless such credit can be applied (subject to applicable limitations) against tax due on other income of such person from foreign sources.

Judgments of Brazilian courts with respect to our units or ADSs will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the units or ADSs, we will not be required to discharge our obligations in a currency other than reais.  Under Brazilian exchange control limitations and according to Brazilian laws, an obligation in Brazil to pay amounts denominated in a currency other than reais may be satisfied in Brazilian currency only at the exchange rate, as determined by the Brazilian Central Bank or competent court, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date.  The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the units or ADSs.

Holders of ADSs may be unable to exercise preemptive rights with respect to our units underlying the ADSs.

Holders of ADSs will be unable to exercise the preemptive rights relating to our units underlying ADSs unless a registration statement under the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of units or ADSs.  We may decide, in our discretion, not to file any such registration statement.  If we do not file a registration statement or if we and the ADR depository decide not to make preemptive rights available to holders of units or ADSs, those holders may receive only the net proceeds from the sale of their preemptive rights by the depositary, or if they are not sold, their preemptive rights will be allowed to lapse.

As a holder of ADSs you will have different shareholders’ rights than in the United States and certain other jurisdictions.

Our corporate affairs are governed by our by-laws and Brazilian corporate law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil.  Under Brazilian corporate law, you and the holders of the preferred shares may have fewer and less well-defined rights to protect your interests relative to actions taken by our board of directors or the holders of our common shares than under the laws of other jurisdictions outside Brazil.

Although Brazilian corporate law imposes restrictions on insider trading and price manipulation, the form of these regulations and the manner of their enforcement may differ from that in the U.S. securities markets or markets in certain other jurisdictions.  In addition, in Brazil, self-dealing and the preservation of shareholder interests may be regulated differently, which could potentially disadvantage you as a holder of the preferred shares underlying ADSs.

ITEM 4.  INFORMATION ON THE COMPANY

A.	History and Development of the Company

General

We are currently a publicly held company, incorporated under Brazilian law on August 9, 1985.  Our headquarters are located in Brazil, in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235, Bloco A, Vila Olímpia, 04543-011.  Our telephone number is 55-11-3553-3300.

Documentation of our incorporation is duly registered with the Junta Comercial do Estado de São Paulo (Board of Trade of the State of São Paulo), or JUCESP, under NIRE (Registry Number) No. 35300332067.

Our agent for service is James H. Bathon, Managing Director - Legal and Compliance, Banco Santander, S.A., New York Branch, 45 E. 53rd Street New York, New York 10022.

Our board of directors at a meeting held on September 18, 2009 approved our global offering of units, including the issue of 525,000,000 (five hundred twenty-five million) units, all registered shares, without par value, free and clear of any liens or encumbrances, each representing 55 common shares and 50 preferred shares, all registered, without par value, free and clear of any liens or encumbrances.  The approved offering consisted of the simultaneous initial public offering of (1) units in Brazil (Brazilian Offering) in the over-the-counter market in accordance with CVM Instruction 400/2003 and (2) units outside of Brazil (International Offering), including in the form of ADRs representing ADSs registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Act.  The board of directors also approved at such meeting our listing and the trading of units (comprised of common shares and preferred shares) in BM&FBOVESPA’s Level 2 of Corporate Governance Practices.

The units are traded on the BM&FBOVESPA, and the ADSs have been traded on the NYSE since October 7, 2009.

On October 29, 2009, the offering was increased by 6.9%, or 35,955,648 units, due to the partial exercise of the over-allotment option in the international offering.  The total capital increase amounted to R$12,989 million, net of issuance costs of R$194 million.

Overview

We are a leading full-service bank in Brazil, which we believe to be one of the most attractive markets in the world given its growth potential and low penetration rate of banking products and services.  We are the third largest private bank in Brazil in terms of assets, with an 8.4% market share, as of September 30, 2011, and the largest bank in Brazil controlled by a major global financial group, according to the Brazilian Central Bank.  Our operations are present in all Brazilian regions, strategically positioned in South and Southeast, an area that accounted for approximately 72.0% of Brazil’s GDP, and where we have one of the largest branch networks of any Brazilian bank.  For the year ended December 31, 2011, we generated net profit of R$7.8 billion, and at that date we had total assets of R$399.9 billion and total equity of R$78.0 billion.  Our Basel capital adequacy ratio (excluding goodwill) was 19.9%.

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

Important Events

Launch of the Esso Santander Credit Card

On January 17, 2011 we began a partnership with Cosan Combustíveis e Lubrificantes, a subsidiary of Cosan S.A. Indústria e Comércio that owns the Esso and Mobil brands in Brazil, to launch the Esso Santander credit card.

We launched the Santander Esso credit card on May 16, 2011 and, on September 9, 2011, we began offering the Santander Shell credit card through nearly all of our sales channels.  By the end of 2011, we had approved 23,782 new contracts with customers and issued 29,247 credit cards combined (including primary and additional cardholders) under the Santander Esso and Santander Shell credit card programs.

Acquisition of Santander Spain’s Credit Portfolio

On February 21, 2011, our board of directors approved the acquisition, from Santander Spain through our Cayman Islands branch, on market terms, of a portfolio of trade and export financing agreements related to transactions carried out with Brazilian clients or their affiliate companies abroad.  During 2011, we acquired a portfolio amounting to U.S.$943 million.

Sale of Santander Seguros

On February 21, 2011, the board of directors approved the main terms and conditions of a transaction for the sale of all the outstanding shares of the capital stock of our wholly-owned subsidiary, Santander Seguros S.A. (“Santander Seguros”), to (1) Zurich Santander Insurance America, S.L., a holding company headquartered in Spain (“ZS Insurance”), 51% held, directly or indirectly, by Zurich Financial Services Ltd. and its affiliates (“Zurich Financial”) and 49% held by Santander Spain, and (2i) Inversiones ZS America SPA, a company headquartered in Chile and held by ZS Insurance (“Inversiones ZS”) (the “Santander Seguros Transaction”).

The Santander Seguros Transaction occurred on October 5, 2011, after the approval that was previously granted by SUSEP on August 23, 2011, by means of the transfer (1) of 11,251,174,948 common shares of Santander Seguros to ZS Insurance and (2) of three common shares of Santander Seguros to Inversiones ZS, against the payment of the preliminary purchase price to us, in the aggregate amount of R$2,752 million.  The income recognized in this operation was R$424 million, recorded as a result on disposal of non-current assets held for sale not classified as discontinued operations.

The final purchase price will be defined subsequently, in the second quarter of 2012, based on the special balance sheet prepared by Santander Seguros in relation to the period ended on September 30, 2011 and the purchase price adjustment mechanism set forth in the relevant stock purchase agreement dated July 14, 2011.  Once the final purchase price is defined, Santander Brasil will make the public announcements required by the Brazilian corporate law and CVM rules so as to allow the exercise of preemptive rights by its shareholders, which rights would allow our shareholders to acquire shares of Santander Seguros, in proportion to their holdings in our capital stock, for the same price paid by ZS Insurance to Santander Brasil.

The Santander Seguros Transaction is part of the foreign strategic joint venture entered into by and between Santander Spain and Zurich Financial, by which ZS Insurance acquired all of the casualty, life and private pension insurance companies of the Santander Group located in Argentina, Brazil, Chile, Mexico and Uruguay.

Santander Seguros’ main activity is the development of operations of life and personal insurance products as well as annuity and benefit plans and open-ended private pension entities.  Santander Seguros is the majority shareholder of Santander Brasil Seguros S.A. (Santander Brasil Seguros and, together with Santander Seguros, the “Insurance Companies”), whose main activity is the development of operations of property and casualty insurance products.

As part of the Santander Seguros Transaction, the Insurance Companies entered into distribution agreements with us for a 25-year minimum term, pursuant to which the Insurance Companies were granted exclusive access, for the term of the agreements, to our distribution channels, throughout our banking branch offices network, except for auto insurance, which was not included in the Santander Seguros Transaction.  As a result of such agreements, we are entitled to receive fees approximately equal to the fees we received prior to the Santander Seguros Transaction.

The Santander Seguros Transaction seeks to foster and strengthen our presence in the insurance market, broadening the array of products we offer and the range of our customer classes, which will enable us to increase our fee income in each insurance product category.

The Santander Seguros Transaction did not include Santander Capitalização S.A., our capitalization company that sells financial growth products combined with lottery features.  See “Item 4. Information on the Company—B. Business Overview—Asset Management and Insurance—Insurance—Capitalization Companies”.  Santander Capitalização S.A. remains under our control and was segregated, through a split-off, from Santander Seguros.  Our business continues to include the distribution of insurance products, which are carried out by Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros.

The Santander Seguros Transaction is subject to SUSEP´s final confirmation (homologação).

Offer for Sale of 25 million ADSs

On May 25, 2011, Santander Brasil announced that Banco Madesant – Sociedad Unipessoal S.A. (“Madesant”), an affiliated company of Santander Spain, would offer for sale on the secondary market, after December 31, 2010, from time to time, up to 25,000,000 or our ADSs listed on the NYSE.  We filed with the SEC an automatically effective Registration Statement on Form F-3 to permit such resale be carried out in the United States.  See “Item 10.  Additional Information—Policy for the Trading of Our Securities” and “Item 10.  Additional Information—Disclosure of Trading by Our Controlling Shareholder, Directors, Officers or Members of the Fiscal Council.”

Resignation of Mr. Fabio Colletti Barbosa

On August 23, 2011, Mr. Fabio Colletti Barbosa announced his resignation as chairman of our board of directors.  Mr. Barbosa was replaced by Mr. Celso Clemente Giacometti, an independent member of our board of directors and of our audit committee.  Mr. Barbosa spent 16 years at Santander Brasil, Banco Real and ABN AMRO, during which time he held the positions of CEO and chairman of the board of directors.

Reduction of Outstanding Shares

On August 24, 2011, the BM&FBOVESPA approved our request to reduce our free float, as defined under the BM&FBOVESPA’s Level 2 Corporate Governance Listing Regulation, down to 14.1%, exclusively in the context of:

(1)    our share buyback program (either of units or ADRs), as approved by our board of directors.  Shares underlying our units or ADRs acquired or to be acquired pursuant to the buyback program may not be cancelled.  See “Item 10.  Additional Information—Purchase of our Own Shares by Us” for further information about our Buyback Program; and

(2)    acquisitions abroad, by Banco Santander, S.A., or an affiliated entity of the Santander Group, of ADRs corresponding up to 2% of our total shares (in addition to the BM&FBOVESPA authorization granted on October 28, 2010 for the acquisition of 1.0% of our total shares by Madesant).  See “Item 10. Additional Information—Policy for the Trading of Our Securities,” “Item 10. Additional Information—Disclosure of Trading by Our Controlling Shareholder, Directors, Officers or Members of the Fiscal Council” and “Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

Such authorization does not affect our obligation to obtain a free float of 25% within the term set forth in our listing agreement for adhesion to the Level 2 segment of the BM&FBOVESPA.

Amendment to Form F-3 - Shelf Registration Statement and Sales of our ADSs by the Santander Group

On November 14 and 15, 2011, we filed an amendment to our automatic shelf registration statement and a related prospectus supplement with the SEC with the purpose of having available for sale on a registered basis approximately 8% of our capital stock.  At such time, the Santander Group expected to use the registration to allow greater flexibility of Santander Spain in fulfilling its commitment to deliver approximately a 5% stake in our capital stock under our outstanding exchangeable bond, and fulfill our commitment to reach a 25% free float prior to October 2012 (or October 2014, if the term is extended pursuant to approval from the BM&FBOVESPA).

Subsequently on January 9, 2012, Grupo Empresarial Santander, S.L. transferred to Santander Spain ADRs representing approximately 5% of our capital stock, as part of an internal reorganization in the Santander Group, to the transfer of approximately 4% of our capital stock to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Santander Spain in October, 2010, upon maturity. Santander Spain subsequently transferred an additional approximately 0.6% and 0.8% of our total capital stock in separate transactions. As a result of such transfers, Santander Spain, directly or indirectly, held approximately 76.4% of our voting capital stock and approximately 75.6% of our total capital stock, and our free float was approximately 24.1% of the total stock as of March 23, 2012.

History

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

Despite operating in Brazil under different legal entities, Santander Brasil has had centralized management and administrative functions in Brazil since 2000.  In 2006, Santander Brasil, following shareholder and Brazilian Central Bank approval, consolidated its investments into one entity, Banco Santander Banespa S.A., which was later renamed Banco Santander (Brasil) S.A., thereby simplifying our corporate and tax structure, improving our operating efficiency and reducing administrative costs through the integration and upgrade of the different information technology platforms.  In 2007, the Santander Group implemented a brand unification program.

Banco Real Acquisition

On November 1, 2007, RFS Holdings B.V., a consortium comprising Santander Spain, The Royal Bank of Scotland Group PLC, Fortis SA/NV and Fortis N.V. (“Fortis”), acquired 96.95% of the shares of ABN AMRO Holding N.V. (and together with ABN AMRO Bank N.V. “ABN AMRO”), the controlling shareholder of Banco Real.  On December 12, 2007, the Brazilian antitrust authorities (Conselho Administrativo de Defesa Econômica, or CADE) approved without conditions the acquisition of ABN AMRO’s Brazilian entities by the consortium.  In the first quarter of 2008, Fortis and Santander Spain reached an agreement whereby Santander Spain acquired the right to the Brazilian asset management activities of ABN AMRO, which Fortis had acquired as part of the consortium’s purchase of ABN AMRO.  On July 24, 2008, Santander Spain took indirect share control of Banco Real, which it then incorporated into the Santander Group to consolidate its investments in Brazil.  At shareholders meetings of each of Santander Brasil and Banco Real held on August 29, 2008, the acquisition by Santander Brasil of Banco Real’s share capital was approved through a share exchange transaction (incorporação de ações), and Banco Real became a wholly-owned subsidiary of Santander Brasil.  At the time of the share exchange transaction, Banco Real was the fourth largest private Brazilian bank in terms of assets.  As a result of the share exchange transaction, we became the third largest private bank in Brazil in terms of assets, according to the Brazilian Central Bank.  On April 30, 2009, Banco Real was merged into Santander Brasil and Banco Real ceased to exist as a separate legal entity.  In October 2011, the merger was approved by the Brazilian Central Bank.

Capital Expenditures and Divestitures

Our principal capital expenditures are comprised of investments in information technology.  The technology platform we have adopted focuses on our customers and supports our business model.  In each of 2011, 2010 and 2009 total investments in information technology were R$848 million, R$1,150 million and R$473 million, respectively.

In early 2011, we completed the integration with the migration of accounts and operations of all customers, individual and corporate, to our new technology platform.  Since then, customers can benefit from on a wide range of products and services.  This project has always been focused on continually improving the standard of care and level of customer services.

Technology management by specialized companies belonging to Santander Group enables us to achieve a global scale and other benefits similar to outsourcing without the loss-of-control downside of externalizing core activities.

For further discussion of our technology infrastructure see “—B. Business Overview—Technology and Infrastructure” below.

Our major divestiture in the past three fiscal years and until the date of this annual report was the sale, in March 2010, of the building that housed the former headquarters of Banco Real, located at Avenida Paulista 1,374, São Paulo, for a total amount of R$270.0 million.  This transaction was consummated through a purchase agreement dated on March 4, 2010 with Fundo de Investimento Imobiliário Prime Portfólio corresponding to the sale of 60.0% of the building and a purchase agreement dated on March 5, 2010 with Top Center Empreendimentos e Participações Ltda. corresponding to the sale of 40% of the building.  We have financed 40% of the purchase price of the building.

Public takeover offers

No matters to report.

B.	Business Overview

Our Competitive Strengths

We believe that our profitability and competitive advantages are the result of our five pillars: (1) nationwide presence with a strong market position in higher income regions of the country; (2) wide range of products targeted to the needs of each client; (3) conservative risk profile; (4) scalable state-of-the-art technology platform; and (5) focus on sustainable growth, both organically and through selective acquisitions.

Relationship with the Santander Group

We believe that being part of the Santander Group offers us a significant competitive advantage over the other banks in our peer group, none of which is part of a similar global banking group.  The Santander business model provides that each unit has to be self-sufficient in terms of capital and liquidity.  However, this relationship allows us to:

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

•	leverage the Santander Group’s experience with integrations to maximize and accelerate the generation of synergies from any future acquisitions; and

•
benefit from the Santander Group’s management training and development which is composed of a combination of in-house training and development with access to managerial expertise in other Santander Group units outside Brazil.

Strong presence in attractive demographic and geographic areas

We believe we are well positioned to benefit from the growth in our customer base and the relatively low penetration of financial products and services in Brazil, through sales of key products such as credit cards and insurance.  After the acquisition of Banco Real we strengthened our competitive position in all Brazilian regions, mainly the South and Southeast, areas that accounted for approximately 72.0% of Brazil’s GDP, and where we now have one of the largest branch networks among Brazilian banks, according to the Brazilian Central Bank.

Our strong presence in the South and Southeast regions of Brazil also allows us to reach mid- and high-income customers that provide access to a stable and low cost funding base through a wide variety of funding instruments.  Furthermore, our focus on these income classes has increased our profitability, as they have traditionally produced higher volumes and margins.  We define the growing mid- and high-income classes in Brazil as individuals with monthly income in excess of R$1,200 and R$4,000, respectively.  Thus, our presence in these attractive geographic areas, combined with our focus on mid- and high-income customers allow us to effectively cover a significant portion of Brazil’s economic base.  In 2010 and 2011, we expanded and strengthened our geographic presence by opening 110 branches and 154 branches, respectively.

We believe there is further potential for growth through the use of our existing, redesigned information technology platform by increasing the penetration of financial products and services with our client base, which, as of December 31, 2011, comprised 25.3 million customers, including 19.3 million customers who held an active or inactive current account during a 30-day period, according to the Brazilian Central Bank, and other customers who did not have a current account but utilize one of our other product offerings, such as credit cards.  For example, only 20.3% of our current account holders had personal loans and only 56.8% had a credit card.

Track record of successful integrations

Since 1997, the Santander Group has acquired six banks in Brazil, demonstrating its ability to execute complex acquisitions in this market, integrate the acquired companies into its existing business and improve the acquired companies’ operating performance, most recently with our acquisition of Banco Real.  We started the process of the operational, commercial and technological integration of Banco Real immediately following the share exchange transaction (incorporação de ações) in August 2008.  We developed a three-year integration plan.  Our wholesale banking operations have been fully integrated since the end of 2008.  In 2009, we began the integration of the branch networks and electronic distribution channels.  In 2010, we concluded the unification of our brand and of customer service in all branches, at all ATMs, in our Internet Banking platform and other customer service channels.  In early 2011 we completed the full integration of Banco Real’s operations with the migration of all customer accounts and operations to our new technology platform.  Since then, customers benefit from a wide range of products and services.  This integration process has always been focused on continually improving the standard of care and level of customer services.

We completed the full integration of Banco Real´s operations with ours during 2011.

Leading market position

We rank third among private banks in Brazil in terms of assets, with a market share of 8.4%, as of September 30, 2011, according to the Brazilian Central Bank.  Among these banks, we believe we hold a top three market position in most of our key product lines as evidenced by our market share in the following selected products and regions.

At November 30, 2011 Market share (%)
Payroll/individual loans	11.9
Individual loans	19.2
Payroll	7.8
Auto leasing/CDC	15.0
Credit cards	11.8
Branches*	12.4
Southeast*	16.2
South*	9.3

Source: Brazilian Central Bank.
(*) Market share of December/2011

The acquisition of Banco Real has further extended our reach in the Brazilian market.  We believe that our size and market leadership position provide us with exceptional competitive opportunities including the ability to gather market intelligence to support decision-making in determining business opportunities and in meeting our customers’ needs operating as a full-service bank.  Since the acquisition of Banco Real, we have increased our market share in individual loans, credit cards and branches.  In addition, we are a leading wholesale bank in Brazil.  Through our unique access to the Santander Group’s global network, we are able to support our large Brazilian corporate customers in the internationalization of their businesses, for example, through trade and acquisition financing, which brings together a loan syndicate that could use several take-out strategies in different markets.  As one of the top tiered banks in the country, and in light of the opportunities for leveraging our operating segments, our broad product offering and geographic presence, we believe we are well positioned to gain market share.

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

Our Strategy

In 2011, upon the full integration of Banco Real, we entered in a new phase of expansion and consolidation of our business in Brazil.  We revisited our position in the market place and elaborated a new strategic plan with one objective: to be our clients’ preferred bank by 2013.  Our plan is to implement the concept of agility and simplicity in everything we do, showing complete integration and a flawless service.

Santander 3.1 was born in this context.  The project is being developed within five pillars and will involve multiple areas of the Bank.  Our five pillars are:

•	Full consolidation of the operational databases;

•	Leverage the fact that we are a well prepared bank with products and services that suit different segments;

•	Aggressively reposition the bank within target markets;

•	Improve our strategic position and relationships with clients and other markets;

•	Value our brand

In practice, we will simplify our operational structure, consolidate our operational risk plan, reinforce our presence in areas such as merchant acquisition, financing and real estate.  We will invest in relationships, loyalty and retention of our individual clients and finally, develop our brand.

Ultimately, we believe this will guide us towards our target to be the best bank to work for, the bank with the greatest client satisfaction, the most attractive brand in the country and the most advantageous investment to shareholders.

In the beginning of 2011, our executive committee defined the values that should inspire us on a daily basis:

“To be our customer’s choice for being the simple and safe, efficient and profitable bank, that constantly seeks to improve the quality of every service, with a team that enjoys working together to conquer everyone’s recognition and trust”.

We believe that we can achieve these goals by employing the following strategies:

Improve operating efficiency by benefiting from integration synergies and implementing best practices

We will continue seeking ways to further improve our operating efficiency and margins.  We intend to maintain our investment discipline and direct resources to areas that generate improvements in customer care and areas that increase our revenues.  In 2011, our efficiency ratio (general expenses divided by total revenue) increased to 35.6%.  In 2010, the ratio decreased to 34.5%, due primarily to the effects of foreign exchange gains and the Cayman Islands branch tax hedge, and in 2009, it was 35.0% (adjusting total revenue for the impact of our Cayman Islands Branch tax hedge, the efficiency ratio would be 34.0% in 2011, 34.8% in 2010 and 36.3% in 2009).  For a reconciliation of our adjusted efficiency ratio to the nearest GAAP measurement, see “Item 3.  Key Information—A.  Selected Financial Data—Ratios”.

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

We intend to improve and expand the distribution channels for our products through our traditional branch network and alternative marketing and direct sales distribution channels such as telemarketing, Internet banking and correspondent banks.  We will continue to maximize the synergies and leverage the opportunities between our corporate and retail businesses.  For instance, when rendering payroll services to our corporate customers, we can place an onsite service unit at our corporate client’s premises and thereby access its employees as a potential new customer base and achieve the critical mass necessary to open a new branch in that area.  We intend to grow our mortgage business as a consequence of the housing deficit in Brazil and the legal reforms supporting mortgage financing.

Capitalize on our strong market position in the wholesale business

We provide multinational corporations present in Brazil and local companies, including those with operations abroad, with a wide variety of financial products, utilizing our worldwide network to serve our customers’ needs with customized solutions.  We intend to further focus on our strong worldwide position as a client relationship wholesale bank, in line with the Santander Group’s worldwide strategy for the Global Wholesale Banking segment.  We expect to benefit from the Santander Group’s strengthened market position as a key player in the global banking industry and thereby strengthen our existing relationships and build new lasting relationships with new customers, exploring the widest possible range of our product portfolio, particularly higher margin products.  In addition, as a leading local player with the support of a major international financial institution, we intend to be a strong supporter of Brazilian corporations as they continue to expand their businesses worldwide.  Moreover, we believe that we can use our relationship with large corporate customers to access their suppliers as potential new customers.  In addition, we intend to distribute treasury products to smaller companies or individuals through the Santander Global Connect (“SGC”) platform.

Further develop a transparent and sustainable business platform

We believe that our commitment to transparency and sustainability will help us create a business platform to maintain growth in our operations over the long term and that is instrumental to forge business relationships, improve brand recognition and attract talented professionals.  In this context, we will maintain a commitment to economic, social and environmental sustainability in our procedures, products, policies and relationships.  We will continue building durable and transparent relationships with our customers through understanding their needs and designing our products and services to meet those needs.  We will continue to sponsor educational opportunities through Santander Universidades and the Universia portal to foster future potential customer relationships.

Continue growing our insurance product distribution

We intend to continue growing our insurance product distribution business.  We expect to increase our presence within the insurance segment by leveraging our strong branch network and client base, in all Brazilian regions, especially in the South and Southeast, to cross-sell insurance products with the goal of maximizing the income generated by each customer, as well as using our strong relationships with small and medium-sized businesses with annual gross revenues of less than R$30 million, or “SMEs”, and large corporations within the country.  We intend to sell insurance products by means of our traditional distribution channels, such as branches, and also through ATMs, call center and Internet banking.

On October 5, 2011, we concluded the sale of all outstanding shares of the capital stock of our wholly-owned subsidiary, Santander Seguros and indirectly of Santander Brasil Seguros, to ZS Insurance, held directly or indirectly, 51% by Zurich and 49% by Santander Spain, and Inversiones ZS.  See “Item 4.  Information on the Company—A. History and Development of the Company—Important Events—Sale of Santander Seguros”.

Business Overview

Our business consists of three operating segments: Commercial Banking, Global Wholesale Banking and Asset Management and Insurance.

Commercial Banking

We focus on long-term relationship with our individual and corporate customers (other than global enterprise customers that are serviced by our Global Wholesale Banking segment), seeking to support all of their financial needs through our credit, banking services and financial products.  Our business model and segmentation allows us to provide a tailored approach to each client in order to address their specific needs.

Our customers are serviced throughout Brazil primarily through our branch network, which, as of December 31, 2011, consisted of 2,355 branches, 1,420 on-site service units (located at our corporate customers’ premises), 18,419 ATMs, 40 personalized reception centers for specific enterprises, and four new private banking offices, as well as our complete and modern Internet banking platform and our call center operations.

Global Wholesale Banking

We are a leading wholesale bank in Brazil and offer financial services and sophisticated and structured solutions to our customers, in parallel with our proprietary trading activities.  Our wholesale banking business focuses on servicing approximately 700 large local and multinational conglomerates, which we refer to as Global Banking & Markets, or “GB&M”, customers.  In the year ended December 31, 2011, services to our GB&M customers represented approximately 28% of our operations, in terms of profit before tax.  Our wholesale business provides our customers with a wide range of domestic and international services that are specifically tailored to the needs of each client.  We offer products and services in the following key areas: global transaction banking, credit markets, corporate finance, equities, rates, market making and proprietary trading.  Our customers benefit from the global services provided by the Santander Group’s integrated wholesale banking network and local market expertise.  Our proprietary trading desk is under strict risk control oversight and has consistently shown positive results, even under volatile scenarios.

Asset Management and Insurance

According to ANBIMA, Santander Brasil Asset Management DTVM S.A. (“Santander Brasil Asset Management”) is the fifth largest asset management company in Brazil with R$128 billion in assets under management.  The volume of our Asset Management and Insurance Business grew 7.0% in 2011 and as of December 31, 2011, we had a 6.8% share of the market in the Brazilian funds industry.  Our assets under management represented approximately 38.0% of the Santander Group’s volume of assets under management worldwide as of December 31, 2011.  We believe our rigorous governance, disciplined investment management process, wide range of product offerings and prudent risk management contributed to the investment grade ratings assigned to our asset management business by the rating agencies Standard & Poor’s and Moody’s.

We distribute insurance products from some of Brazil’s largest insurance companies.  We concentrate on the sale of products issued by Santander Seguros, which represented almost 91% of our insurance premiums in the year ended December 31, 2011.  The products we distribute as part of our insurance brokerage services include life, automobile, property and casualty, industrial equipment and crop insurance.  We focus on simple standardized banking product-related insurance mainly intended for our retail banking customers.

On October 5, 2011, we concluded the sale of all outstanding shares of the capital stock of our wholly-owned subsidiary, Santander Seguros and indirectly of Santander Brasil Seguros, to ZS Insurance, held directly or indirectly, 51% by Zurich and 49% by Santander Spain, and Inversiones ZS.  See “Item 4.  Information on the Company—A. History and Development of the Company—Important Events—Sale of Santander Seguros”.

The following chart sets forth our operating segments and their main focus.

Commercial Banking	Global Wholesale Banking	Asset Management and Insurance
•      Retail banking

–      Individuals

–      SMEs

•      Enterprises with annual gross revenues in excess of R$30 million but less than R$250 million

•      Corporations with annual gross revenues in excess of R$250 million (other than global corporate clients)

•      Consumer finance
	• Global corporate clients, or GB&M • Treasury	• Asset management • Insurance brokerage

The following table presents the breakdown of our net interest income and profit before tax by operating segment.

	For the year ended December 31,
	2011	2010	2009	2011	2010	2009
	Net interest income			Profit before tax
	(in millions of R$)
Commercial Banking	24,971	21,301	20,091	5,128	6,347	4,898
Global Wholesale Banking	2,589	2,501	1,943	2,947	2,818	2,689
Asset Management and Insurance	342	292	133	835	832	550
Total	27,902	24,095	22,167	8,911	9,997	8,137

Commercial Banking

Our Commercial Banking segment’s activities include products and services for retail customers, enterprises and corporations (other than global corporate clients who are served by our Global Wholesale Banking segment) and our consumer finance business.

Retail Banking

Our retail banking customer base includes individuals, SMEs with annual revenues of less than R$30 million and certain government institutions.  Individual customers are divided into private customers, a select group of clients with a minimum of R$3,0 million in assets available for investment, high income customers, with monthly income in excess of R$4,000; mid income customers, with monthly income between R$1,200 and R$4,000; and low income customers, with monthly income below R$1,200.  We believe that our clear customer classifications allow us to target customers with products that fit their specific needs.

We follow different service models for each customer class:

•	Private banking: We seek to provide our private banking customers personal service from a highly trained team in exclusive offices, with the objective of providing privacy and individualized service.

•	High-income customers: Our model includes differentiated areas in our regular branches (Van Gogh area) and is based on personal relationships with our account managers.

•	Mid-income customers: We use a multi-channel service model, supported by our account managers. We provide differentiated services to customers we view as upwardly mobile.

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

At December 31, 2011, our retail banking operations had approximately 25.3 million customers, consisting of approximately 24.1 million individuals and 1.1 million SMEs, an increase of 2.2 million customers in total in comparison with 2010.  At December 31, 2011, we had approximately 9.3 million current account holders, consisting of approximately 8.7 million individuals and 0.6 million SMEs.

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

This wide range of products, added to a complete service portfolio and a personalized treatment, will help us to achieve our goal of high quality and client satisfaction.  To assist in the achievement of this goal, we started a new movement involving all areas of the Bank with the project Santander 3.1.

Deposit-Taking Activity

We offer our customers a variety of deposit products, such as:

•	current accounts (also referred to as demand deposits), which do not bear interest;

•	traditional savings accounts, which currently earn the Brazilian reference rate for savings accounts (taxa referencial) plus 0.5% per month, as set by the federal government; and

•	time deposits, also known as certificates of bank deposits, or “CDBs”, which are highly liquid and earn interest at a fixed or floating rate.

In addition to representing a significant source of stable funding for us, we regard each account holder as a potential customer for the full range of products and services we offer.

Finally, we accept deposits from financial institutions as part of our treasury operations, which are represented by certificates of interbank deposit, or the Interbank Deposit Certificate (Certificado de Depósito Interbancário or “CDI”), and which earn the interbank deposit rate.

The table below presents a breakdown of our deposits by product type at the dates indicated.

	At December 31,
	2011	2010	2009
	(in millions of R$)
Customer deposits
Current accounts	13,561	16,132	15,140
Savings accounts	23,293	30,303	25,216
Time deposits	83,942	68,916	74,634
Repurchase Agreements	53,678	52,598	34,450
Total customer deposits	174,474	167,949	149,440
Deposits from the Brazilian Central Bank and credit institutions
Time deposits	27,023	28,867	20,838
Demand deposits	133	344	195
Repurchase Agreements	24,371	13,180	164
Total	51,527	42,391	21,197

Credit Operations

The following table shows a breakdown of our credit portfolio by client category at the dates indicated.

	At December 31,			Change, at December 31, 2011 vs. December 31, 2010
	2011	2010	2009	R$ million	%
	(in millions of R$)
Individuals	63,413	50,981	43,200	12,432	24.4
Consumer finance	30,459	26,969	25,101	3,490	12.9
Small and Medium Enterprises(1)	47,940	38,178	31,448	9,762	25.6
Corporations(2)	52,373	44,431	38,645	7,942	17.9
Total	194,184	160,558	138,394	33,626	20.9

(1)	Companies with annual gross revenues of up to R$250 million.

(2)	Companies with annual gross revenues exceeding R$250 million, including our global corporate clients.

Retail Lending

We offer our retail lending products to customers through our extensive branch network and on-site service units.  See “—Distribution Network”.  We divide our customers into separate categories based mainly on their monthly income (for individuals) and annual gross revenues (for businesses).  We tailor our products and services to the needs of each customer classification.

We make credit available to our customers through the various loan products listed in the table below.  The table sets forth our managerial individual customer loan portfolio at the dates indicated.

	At December 31,			Change, at December 31, 2011 vs. December 31, 2010
	2011	2010	2009	R$ million	%
	(in millions of R$)
Leasing/Auto Loans(1)	2,277	2,471	2,121	(194)	(7.9)
Credit cards	14,144	10,760	8,472	3,384	31.5
Payroll loans(2)	12,248	9,600	7,864	2,648	27.6
Mortgages	10,018	6,698	5,226	3,320	49.6
Agricultural Loans	2,492	2,817	3,073	(325)	(11.5)
Personal loans/Other	22,234	18,635	16,445	3,599	19.3
Total	63,413	50,981	43,200	12,432	24.4

(1)
Including the loans to individuals in the consumer finance segment, the auto loan portfolio totaled R$27,556 million in the fourth quarter of 2011, R$24,173 million in the fourth quarter of 2010, and R$22,575 million in the fourth quarter of 2009.

(2)
Including Payroll Loan acquired portfolio, Payroll loans totaled R$15,142 million in the fourth quarter of 2011, R$13,800 million in the fourth quarter of 2010 and R$10,084 million in the fourth quarter of 2009.

Payroll Loans

Payroll loans are a typical retail product with a differentiated method of payment.  Monthly installments are deducted directly from the customer’s payroll by their employer and then credited to the bank.  We believe that this significantly reduces the credit risk.  Our customers are typically employees from the public sector or state pension holders.  No single entity is responsible for more than 10% of our payroll loans.  This product represents approximately 24% of the retail credit market in Brazil.  We had an approximate 7.8% of market share in payroll loans at November 30, 2011, according to the Brazilian Central Bank.

Credit Cards

We participate in the credit card market, issuing cards from the Visa and MasterCard brands to our customers (account and non-account holders).  Our revenues from credit cards include administration fees, interest on unpaid balances, annuities and rates charged on cash advances.

We sell our credit cards through our branch network and direct sales (telemarketing, customer service centers and direct marketing campaigns).  At December 31, 2011, the credit card business reported revenue growth of 11.3%, reaching an 11.8% market share (at November, 2011 according to the Brazilian Central Bank).  Revenue from fees grew approximately 33.9% and the volume of the credit card financing portfolio increased 41.6% to R$4.3 billion.

Our strategy is based on increasing market share and profitability through product innovation and aggressive efforts to attract new customers.  Since 2006, we have been launching credit card products designed to fit the needs of different customer profiles and targeted to encourage the demand for our products.  These differentiated credit cards allowed us to increase our customer base by 8.2% in 2011.

We have launched a number of innovative products , including “Santander Light,” a credit card with lower interest rates than other cards, and “Santander Reward,” a credit card that offers cash back for a portion of the customer’s expenditures.  As part of our strategy to expand our customer base and increase product innovation, in 2011 we initiated partnerships with Raizen Combustíveis S.A. (a joint venture formed by Cosan and Shell) and with VIVO S.A., achieving a larger portfolio of differentiated and innovative products to meet our customers’ needs.

Merchant Acquisition Market

In 2010 we launched, and in 2011 expanded, benefits of “Santander Conta Integrada” (Santander Integrated Account), an innovative financial solution for merchants that enables them to receive at a single terminal receivables related to transactions with Visa and MasterCard credit cards and/or debit cards as well as accept a variety of regional cards and providing differentiated rates and fees to SMEs based on their sales volume.  The “Santander Conta Integrada” has a special credit line which gives the merchant access to credit to be used as working capital.  We were the first Brazilian bank to integrate financial services with credit card transaction services.

The offer made through “Santander Conta Integrada” and the quality of our services has consolidated our position in the merchant acquisition market.  In 2011, we associated more than 147,000 commercial establishments, reaching a total base of 240,000 establishments.  Our volume of sales in 2011 was R$11 billion, growing our market share from 1.2% in 2010 to 2.7% in 2011.

Consumer Finance

We provide consumer finance products to deposit and non-deposit account holders through Aymoré Crédito, Financiamento and Investimento S.A. known as Santander Financiamentos, a financing company specializing in providing consumer credit directly to borrowers or through intermediate agencies.

At December 31, 2011, we had over 20,000 active dealers, 1,844 sales employees and 124 branches throughout Brazil.  Our core business, vehicle financing, comprised approximately 83.0% of our consumer finance business at December 31, 2011, and we had a 13.5% market in terms of credit portfolio in the Brazilian vehicle finance business at the same date, according to the Brazilian Central Bank.  We specialize in the financing of goods and services through customer direct credit.  We also finance various products and services, such as computer equipment, building materials, tourism, furniture, hospital and dentistry equipment, and nautical equipment.  We focus on offering fast credit approval, and our consumer finance business is supported by our long-standing relationships with important companies such as Renault, Peugeot, Citroën, Dell and CVC Viagens.

Mortgages

We offer loans to our customers for the purchase of real estate secured by deeds of trust.  In 2005, we were the first bank in Brazil to offer a mortgage product with monthly fixed installments with a maturity of up to 10 years.  We are now offering mortgages with a maturity of up to 30 years.  We also offer credit lines to corporate customers in the real estate construction industry for the financing of up to 80% of the project construction cost.  As of November 30, 2011, we had a 7.3% market share in Brazil in terms of amounts outstanding, according to the Brazilian Central Bank.

In addition, as a result of the acquisition of Banco Real and our strategy of launching innovative products, we believe we have achieved a leading position among private banks in the housing loan sector.  For example, we have used the Santander Group’s expertise in certain products which have been successful in other countries to launch the first mortgage loan offered by a private bank in Brazil with fixed or inflation-index linked installments with a 30-year maturity.  At December 31, 2011, total housing loans, including new construction loans, amounted to R$10.0 billion, representing approximately 15.8% of our retail portfolio compared to 13.1% in 2010.

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

Corporate Lending (for Customers Served by our Commercial Banking Segment)

We offer a wide range of credit products to our corporate customers, including general corporate and working capital financing, lease financing and foreign trade financing, as well as deposit-taking and other services.  As of December 31, 2011, we had approximately 1.1 million SME customers, approximately 5,100 enterprise customers, which we define as companies with annual gross revenues of between R$30 million and R$250 million, and 700 GB&M customers that are part of our global relationship model.  Our corporate customers include companies across all industry sectors.  Our SME and corporate client coverage is handled by our officers who are allocated according to customers’ geographic location.  We have client coverage officers in all the main economic hubs, throughout Brazil.

The table sets forth our managerial retail corporations’ loan portfolio at the dates indicated.

	At December 31,			Change, December 31, 2011 vs. December 31, 2010
	2011	2010	2009	R$ million	%
	(in millions of R$)
Agricultural lending	117	112	156	5	4.3
Working capital loans	16,776	12,442	9,138	4,324	34.8
Buyer financing	85	38	31	47	123.0
Vendor financing	3	2	10	1	37.2
Discounted receivables	740	533	428	207	38.8
Comex	302	202	201	100	49.4
Overdraft facility	4,029	3,647	3,084	381	10.5
Refinancing	3,189	2,793	3,169	396	14.2
Resolution 2,770	38	58	115	(20)	(35.1)
Account overdraft loans	2,638	1,798	1,341	839	46.7
CDC/leasing(1)	2,323	2,551	2,466	(228)	(8.9)
Other(2)	2,191	2,141	2,072	50	2.3
Total(3)	32,419	26,318	22,210	6,102	23.2

(1)	Does not include Consumer Finance.

(2)	Includes credit cards, mortgage finance products and other products.

(3)	Includes small and medium companies with annual gross revenues of up to R$30 million.

BNDES On-Lending

We provide medium- and long-term financing for the development of investment projects, the commercialization of machinery and equipment, exports and working capital.  On these transactions, we act as the Accredited Financial Institution, transferring resources from BNDES to customers, according to the rules and credit limits previously set.

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

Agricultural Lending

We offer three different lines of credit for agribusinesses:

•
“Crédito Rural” and “CPR” (Cédula de Crédito Rural) are products to finance working capital.  Basically, CPR is an advanced sale of future production in what essentially amounts to a futures contract.  We are the main private bank to offer these products which provide credit based on future revenues and may be used to provide funds to buy agribusiness inputs and to cover storage and sales expenses.  Loans are usually secured by mortgages on crops and equipment.

•
We act as an agent to lend funds provided by BNDES through government agricultural programs to fund machinery and equipment, fixed assets and permanent plantations such as sugar cane fields, orange groves and coffee plantations.

•	We also provide products to fund low carbon agricultural activities in order to stimulate sustainable activities that will increase the share of production with a low environmental impact.

Due to our established presence in this sector, such loans represent an important portion of our total credit portfolio.

We also offer to our agribusiness customers other related services and products, such as funds for general working capital, account overdraft loans, fund management, leasing and insurance.

As determined by the Brazilian Central Bank, Brazilian banks may use funds from their compulsory deposits at a fixed rate of 6.75% per annum to fund agribusiness loans.  Brazilian Central Bank regulations require banks to apply at least 28.0% of cash deposits to agribusiness loans.  If a bank is unable to meet this threshold, it is required to transfer the surplus amount to a non-interest bearing account with the Brazilian Central Bank.

Account Overdraft Loans

Account overdraft loans (cheque especial) are made available under an overdraft facility, subject to a limit for each customer established based on a dynamic scoring system.  It is an unsecured product and, therefore, carries a higher interest charge than any of our other financing operations.

Our overdraft product has an important advantage since it allows our customer to borrow funds for up to ten days per month without interest.  This feature has contributed to the consistent growth of our overdraft credit portfolio and has contributed to a strong market share.

Leasing

We provide leasing for motor vehicles (including cars and vans), machinery, equipment and other items for personal and business-related use.  Our total leasing portfolio at December 31, 2011 totaled R$6.5 billion, comprised of R$5.7 billion in motor vehicles and R$0.8 billion in machinery, equipment and other items for personal and business-related use.  Lease credit applications are subject to the same approval process as other individual or corporate credit operations, with initial analysis undertaken at the branch that originates the transaction.  If the customer is a corporate customer, a successful application is sent to the Credit Risk Department for further review.  Lease terms are typically for a period between two and five years.

Private Banking

The private banking business serves a select group of clients with a minimum of R$3.0 million in assets available for investment.  We aim to understand our clients’ short- and long-term objectives, needs and risk tolerance.  Our relationship managers work to develop an ongoing partnership offering the most compatible solutions for each client profile.  The private banking business offers to its clients a comprehensive range of financial products, banking services, tax planning and advisory services that provide recommendations on investments and asset allocation.

In 2011, we opened four new private banking offices, one each in São Paulo, Belo Horizonte, Rio de Janeiro and Curitiba to allow customers to perform all banking transactions in a private environment.  As of December 31, 2011, our private banking business had approximately 8,500 private banking accounts and managed approximately R$33.8 billion in assets.

Global Wholesale Banking

We are a leading wholesale bank in Brazil and offer financial services and sophisticated and structured solutions to our customers.  In 2011, we have maintained our focus on four core pillars: (1) strengthening customer relationships, (2) emphasizing performance and productivity to ensure growth, (3) managing risk profiles, and (4) solidifying the recognition of our global brand for product distribution.

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

Our wholesale banking customers benefit from the global structure of services provided by the Santander Group with its worldwide integrated wholesale banking network, global services solutions and local market expertise.  The Santander Group has a global account management structure with presence in Europe, the United States and elsewhere in Latin America.  This structure allows services to be provided in an integrated fashion.  Our wholesale business provides our customers with a wide range of domestic and international services, and seeks to provide solutions specifically tailored to the needs of each customer.  The Global Wholesale Banking segment’s products and services are available not only to our GB&M clients, but also to corporate and SME customers.

The main products and services we provide are:

•
Global Transaction Banking, which includes cash management, local loans and bank guarantees, trade finance, global custody and securities services and guarantees (both trade and non-trade) and trade services;

•	Credit Markets, which includes origination units, distribution of structured credit and debt products, debt capital markets, project finance and asset and capital structuring;

•	Corporate Finance, which includes mergers and acquisitions and equity capital markets;

•	Equities, which includes equity derivatives, exchange traded derivatives, cash equities and equity research;

•	Rates, which offer our customers derivative products, foreign exchange transactions (including for individuals) and other financial products and structures;

•	Market Making, which is responsible for the pricing of client deals originated by the sales force from our corporate, institutional, private banking and retail operations; and

•	Proprietary Trading, which is responsible for the management of our proprietary books and the establishment of a relevant presence as a leading liquidity provider across all local markets.

Global Transaction Banking

The Global Transaction Banking product areas are focused to address our customers’ needs for local and global commercial banking solutions, in particular in the areas of local loans and bank guarantees, trade finance transactions and cash management activities.  The Santander Group splits these businesses from our corporate and investment banking operations as part of our worldwide strategy to address ongoing commercial and financial globalization and internationalization of our clients.

Trade Finance.  We believe we have a strong market position in transactions related to cross-border financings and guarantees (both trade and non-trade) and trade services.  Our team of experts provides a complete range of products and services (including trade finance, trade services, export credit agency finance), particularly those related to import and export activities.  Our performance was recognized by client survey, in the fourth consecutive year, as “The Best International Bank in Trade Finance in Brazil” and “Deal of the Year,” both awarded by Trade Finance Magazine.

Cash Management.  We offer to our clients a variety of solutions in receivables management through collections, pick up services, identified deposits, payables management, tax and utilities, and payroll.  With an emphasis on our client’s treasury management, all receivables and payments flows are managed by electronic tools that optimize and ensure the effective use of the business’s operating funds.  The complete integration with Banco Real’s products and solutions and the strong local presence of our branches and the availability of global solutions to support our clients provides us with a prominent position in the Brazilian market for cash management services.

Loans, Financing and Local Guarantees.  Our loans and financing area works in the development and management of products that meet customer demands for credit lines, financing of receivables, working capital lines and local guarantees (bank guarantees).  We believe we are benchmark for the market in which we operate, in terms of quality of our products and delivery service that accompanies them.  We have a sales team specialized in our product portfolio and focus on serving our customers exclusively.  We also focus on developing tailored solutions to the financial needs of our customers, with the aim of adding greater value to their businesses and building long-term sustainable partnerships.

Global Custody & Securities Services.  We offer specialized services for foreign and local investors, including large corporations, global custodians, investment banks, pension funds, insurance companies, brokerages, asset managers and private equity firms.  Our portfolio of products and services includes custody, controlling and trust funds administration for traditional funds, receivables (FDIC), equity investment funds, custody and local representation for foreign investors, stock loans, bookkeeping services and escrow accounts management.

Correspondent Banking.  Our international correspondent banking operations include trade financing and funding from correspondent banks.  Our trade financing activities consist of import and export financing.  Import financing generally involves a loan or a letter of credit in the relevant foreign currency of the commercial transaction.  Export financing generally involves pre-export financing and consists of an advance to an exporter in foreign currency.  Both export and import financings are extended in U.S. dollars or the relevant foreign currency of the commercial transaction.

Credit Markets

Credit Markets is responsible for project financing, debt capital markets, syndicated loans and acquisition financing.

Advisory and Project Finance.  Our strategy for advisory and project financing, developed since 2004, brought us to a prominent position in the ANBIMA rankings in the past years and again kept us in leadership in 2010.  The infrastructure sector and the market for project financing in Brazil has maintained strong growth.  Expectation for new investments in the sector is also very positive.  According to BNDES, estimated investments in power projects, ports, telecommunications, roads and railways between 2011 and 2014 are approximately R$300 billion.  This trend was further supported by the PAC (Programa de Aceleração do Crescimento), a program launched by the former government to improve infrastructure in Brazil, infrastructure demanded by Petrobras for the Pre-Salt (Large scale project to explore oil in the deep sea level under the salt layer reaching depths up to 8,000 meters) and the demand for higher installed capacity of power generation and investment in all sectors of infrastructure such as ports, airports and roads.  We participated in innovative transactions in the energy, logistics, urban mobility and oil and gas sectors, and we believe we are well positioned for the coming years to lead and participate in advising, structuring and financing of infrastructure projects, including water and waste management and processing.  The Santander Group is among the leading participants in project finance in the world and is one of the market leaders in Brazil, as demonstrated by our continued recognition in ANBIMA’s rankings in recent years, including first place in advising projects in 2005, 2008, 2009 and 2010.  Additionally, in 2010, we received three awards from Euromoney - Project Finance Magazine: (1) Latin America Wind Deal of the Year for the R$400 million financing of the four wind farms of SIIF Energies do Brasil; (2) Latin America Transport Deal of the Year, for the design of the Rota das Bandeiras deal, and (3) Latin America Bond Deal of the Year for the financing of the drilling platforms Norbes VIII and IX, owned by Odebrecht Óleo e Gás S.A.

Furthermore, our project finance area was involved in important projects in 2011, receiving international recognition from the specialized press and helping create innovate structures in this type of financing.  Projects included: (1) participation as B Lender of Inter-American Development Bank for Embraport, with long term debt of U.S.$430 million.  The extremely complex structure of the contracts among creditors and firm received international recognition, as the winner of the Project Finance International (“PFI”) Americas Transport Deal of the Year and Americas Deal of the Year; (2) Joint Lead Arranger of OSX II, a project with total debt of U.S.$850 million and a twelve year term.  The structuring of bank syndicate involved in the project won the prize for the PFI Oil & Gas Deal of the Year; (3) involvement in one of the biggest projects for urban mobility, the partnership between CAF and CPTM for adaptation works and acquisition of new train compositions for Line 8 - Diamond, with long term BNDES debt in the amount of R$946.9 million and total investments around R$1.4 billion.  We were ranked number one by Dealogic rankings in Latin America, both in monetary volume and number of deals.  This ranking considers deals in all areas, since it has a project finance structure, in the whole world.

Capital Markets (Debt).  We played an important role in both local and international debt capital markets for Brazilian issuers.  In the local market, we are one of the leading banks in fixed income issuance.  In 2011, we acted as Lead Managers on important transactions such as the debenture issuance by Cachoeira Paulista Transmissora de Energia S.A., a R$220 million deal with an innovative structure which prepay BNDES debt and allows for re-leveraging of the project.  Furthermore, we were bookrunners on (1) Lojas Renner S.A.’s R$300 million debenture, (2) Companhia de Crédito, Financiamento e Investimento RCI Brasil’s R$300 million financial bills issuance (a local instrument created to allow financial institutions to access the local debt markets), and (3) securitization transactions for Rossi Residencial S.A. and Monsanto do Brasil Ltda. in the amounts of R$150 million and R$100 million, respectively.  We were also involved in significant issuances in the Brazilian market, including debenture issuances by Even Construtora e Incorporadora S.A., ALL – America Latina Logistica S.A., Ampla Energia e Serviços S.A., MRV Engenharia e Participações S/A and Companhia Energética do Ceará S.A. - COELCE, and securitizations of receivables for companies in the petrochemical industry and Companhia Estadual de Águas e Esgotos – CEDAE.  In the international debt capital markets in 2011, we attained the leading position in the overall Brazilian bond ranking, including corporate, financials and sovereign, and maintained for the fifth consecutive year the first place in corporate bond issuance by Brazilian companies.  We have lead major deals among Brazilian issuers, such as Petrobras Brasileiro S.A. – Petrobras’ U.S.$6.0 billion deal, which was awarded International Financial Review’s “LATAM Bond of the Year”, and Petrobras’ €1.85 billion and £700 million, the largest transaction ever price by a Latin American issuer in the euro market and the first Brazilian issuer in the British pounds sterling market, respectively.  We have also participated in important deals for companies including Centrais Elétricas Brasileiras S.A. - Eletrobrás, Queiroz Galvão Óleo e Gás S.A., TAM S.A., Braskem S.A., Fibria Celulose S.A., Energisa S.A. and the re-opening of the 10-year Brazilian sovereign global bond.

Syndicated Loans and Acquisition Finance.  We are one of the leading banks in the syndicated loans market in Latin America, acting both in cross-border and local transactions.  Santander is recognized in the acquisition finance market for structuring transactions tailored to the needs of each customer.  In 2011, we executed various important transactions, including: a R$2.8 billion-syndicated loan for CPFL Energia S.A.; a U.S.$1.5 billion senior unsecured revolving syndicated facility for Votorantim GmbH,; a wholly-owned European subsidiary of Votorantim Participações S.A.; (3) a U.S.$1.0 billion global working capital syndicated facility for Gerdau S.A.; a U.S.$1,050 million-syndicated project finance for Odebrecht Drilling Norbe VIII/IX Ltd., a wholly-owned subsidiary of Odebrecht Óleo e Gás S.A.; a U.S.$850 million-syndicated project finance for OSX Brasil S.A.; a U.S.$575 million-syndicated project finance for Queiroz Galvão Óleo e Gás S.A.; a R$280 million-syndicated loan for Haztec Tecnologia e Planejamento Ambiental S/A; a R$210 million-acquisition finance to the purchase of telecommunication towers by the investment fund Providence Equity Partners LLC; and a R$175 million-acquisition finance to the purchase of Bertin S.A.’s assets in hygiene, cleaning and cosmetics by JBS S.A.

Credit Sales & Trading.  Our Credit Sales & Trading team acts as the credit distribution arm of the bank, responsible for the pricing and placement with investors of transactions originated by Credit Markets.  Credit Sales & Trading operates in two areas, the syndication of project finance and other structured loans amongst banks and the pricing and distribution of fixed income instruments (such as bonds, Promissory Notes, Mortgage Backed Securities, Asset Backed Securities, etc) with institutional investors.  In addition to primary placement efforts, the team works actively in the secondary market through the negotiation of loans and fixed-income bonds.  In the case of fixed income, we fulfill an important role in the development of the secondary market by managing a trading book and acting as market maker for some of our issues.

Asset and Capital Structuring.  This area is responsible for the development of structures for financing based on assets, business promotion and optimization of capital investments.  The principal activities involve asset structuring, seed investment and carbon finance.

Corporate Finance

Our corporate finance activities include mergers and acquisitions and equity capital markets.

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

In 2011, we acted as financial advisor in several important transactions, including the merger of shares between Telesp Celular S.A. and Vivo Participações S.A.; the acquisition of Allus by Contax Participações S.A.; sale of 100% of SIIF Energies do Brasil Ltda. to CPFL Energia S.A.; the financing structure and 95% of the capital raise of Sete Brasil Participações S.A. for Petrobras; the capital raise of Tecsis Tecnologia e Sistemas Avançados Ltda. funded by several financial investors; the sale of 90% interest in HPP Santo Antonio do Jari to EDP - Energias do Brasil S.A.; and the sale of 26% of Renova Energia S/A to Light S.A.

According to Bloomberg, on December 31, 2011, we were ranked sixth in financial advisory services in terms of volume of merger and acquisition transactions in Brazil, with approximately U.S.$13.3 billion in 14 announced transactions.

Equity Capital Markets (ECM).  Our ECM area participated as bookrunner in numerous offerings in Brazil in recent years.  In 2011, we ranked second in equity issues in Latin America and fifth in Brazil according to Dealogic, based on volume.  Also in 2011, we acted as the lead bookrunner in the IPO of Autometal S.A. and follow-on offering of EDP Energias do Brasil S.A. as well as joint bookrunner in the IPO of IMC S.A. and follow-on offerings for Tecnisa S.A., Direcional Engenharia S.A., BR Properties S.A. and Kroton Educacional S.A.

Equity Investments.  This department is responsible for our proprietary investments in companies that are part of our client base or potential clients.  Equity Investments’ primary purpose is to identify, analyze and structure investment opportunities, generating attractive returns and offering alternative financial and strategic support to our clients.

Since its inception in 2008, Equity Investments has analyzed over 140 investment opportunities in several sectors.  In 2011, Equity Investments invested R$255 million and received R$112 million, resulting mainly from dividends and asset sales.  As of December 31, 2011, Equity Investments had R$1.2 billion in assets under management.

Equities

Equity Derivatives.  We provide a range of products and services through our Equity Derivatives Brokerage.  Our team consists of Structuring, Sales and Trading.  Equity derivatives products are designed to meet the needs of our corporate, institutional and retail clients, and individuals with high net worth.  Our products include indices and stocks, national and international baskets of products (including hybrid baskets) through listed options, delta 1 structures, over the counter negotiations, options and structured notes.  These products are used for hedging, leverage, financing and investment products.

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

Cash Equities.  We provide cash equities services to foreign and local investors and institutions mainly through our brokerage house, Santander Corretora.  Our cash equities sales trading team is recognized within the industry for its quality of execution, the strength of its relationship with clients and the quality of its research on the Brazilian and Latin American markets.  Our brokerage serves individual investors who trade in BM&FBOVESPA, providing differentiated services through specialized managers.  Through our “salas de ações” (broker offices), installed in 100 branches of Santander Brasil, investors can manage their portfolios online, with access to information about the historical prices and the latest industry and company analyst reports, including those prepared by our analysts and customized to the needs of our customers.  We also offer settlement services, securities trading and direct market access (DMA).

Equity Research.  At the end of 2011, our equity research team covered 113 Brazilian companies in 16 different sectors, most of the BM&FBOVESPA Index, called Ibovespa.  The Ibovespa is the main indicator of the average performance of the Brazilian stock market, which reflects the variation of the most actively traded shares on the BM&FBOVESPA , having maintained the integrity of its historical series without any methodological change since its inception in 1968.  Our team is part of the Latin America equity research team.  Such research services include the publication of research reports, annual conferences (a Latin America Conference in Mexico, usually held in January, and the Brazil Conference in Guarujá, usually held in August) road shows with analysts and trips with investors (to visit specific companies, provided for a small group of institutional investors).  According to the 2011 survey of the Institutional Investor magazine for the best Latin American and Brazilian equity research teams, our teams were ranked fourth among both the Latin American and the Brazilian equity research teams.

Rates

Our Rates business is responsible for offering treasury management products (foreign exchange products, derivatives and investments) to all of our clients, including corporate clients in large, middle and small enterprises, institutional investors and individuals.  Rates has designated sales teams for our corporate and institutional clients that are made up of exclusive and dedicated teams which allow us to focus on specific needs of each client group.

As part of the Rates group, we maintain structuring and product management teams that work to maintain updated products and create innovative solutions for our clients.  New procedures for derivatives operations were implemented to suit our client profile, establishing good sales practices and transparency in our clients’ relationship.

The Santander Group’s global relations, with a significant presence in Europe and Latin America, allow us to offer a wide variety of products to our local clients that have a presence in international markets or that are engaged in offshore expansion.

Market Making

The market making area is responsible for the pricing of client deals originated by the sales forces from our corporate, institutional, private banking and retail operations.  Risks coming from those deals are covered in the market, through dynamic portfolio hedging activity managed by a specialized and dedicated team.

Our capabilities in market-making activities allow us to offer a broad variety of products and structures to our clients, as well as create synergies with the sales force and a better knowledge of our local and international clients’ needs.  These aspects have led to a significant presence on rates products, more competitive prices for our clients and sustainable results for the organization.

The market making desk must comply with risk control policies established by our senior management and also with those applied worldwide by the Santander Group.  All positions and processes are strictly monitored and controlled by specialized market and operational risk teams and finance and compliance departments.

Proprietary Trading

The proprietary trading area is responsible for the management of our proprietary books and the establishment of a relevant presence as a liquidity provider across all local markets.  We seek recurrent results for each single book, based on diversification and capital preservation.

The decision-making process is based on fundamental aspects of each market, supported by technical views.  The strict observance of these principles has allowed this activity to present sustainable results for us.

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

Asset Management and Insurance

Asset Management

The Santander Group’s global asset management entity is an investment management service provider, with €131 billion in assets under management as of December 31, 2011 and a presence in ten different countries around the globe (Brazil, Germany, Argentina, Chile, Mexico, Puerto Rico, Portugal, the United Kingdom, Poland and Spain).

Our subsidiary, Santander Brasil Asset Management, grew 7% in 2011 and reached R$128 billion in assets under management as of December 31, 2011 according to ANBIMA.  It is the fifth largest asset management company in Brazil, with a 6.8% market share.  Our assets under management represented approximately 38.0% of the Santander Group’s total volume of assets under management worldwide as of December 31, 2011.

We manage 673 investment funds and in 2011 the number of shareholders increased from 725 thousand to 911 thousand.  We believe our rigorous governance, disciplined investment management process, wide range of product offerings and prudent risk management contributed to the investment grade ratings assigned to our asset management business by the rating agencies Standard & Poor’s and Moody’s, with ratings of AMP-1 and MQ-1, respectively.

Our main strategy has been the offering of innovative products to our clients.  Santander Brasil Asset Management maintained its leadership in capital protected funds with different asset classes with a market share exceeding 50%.  In 2011, we launched the first gold capital protected fund (fundo de capital protegido ouro) in retail banking with net inflows of R$300 million and the strategy capital protected fund (fundo de capital protegido strategy) in currencies that allows quarterly rollover based on economic conditions, with net inflows of R$180 million.  Other successful fixed income offerings include our inflation-linked fund, interest rate-linked fund and the fixed income vintage fund, with net sales of R$450 million in 2011.

Insurance

We offer to our retail and SME customers various insurance products, including life and personal injury insurance, homeowner’s insurance, credit life insurance, credit card loss and theft insurance and private retirement plans, which are considered life insurance for regulatory purposes, although their aim is that of a private retirement plan providing annuity benefits and capitalization products (financial accumulation products combined with lottery) generally requiring that a customer deposit a fixed amount.  Following the Santander Seguros Transaction, our operations in the insurance business are focused primarily on the distribution of insurance products underwritten ZS Insurance pursuant to a 25-year agreement that grants ZS Insurance exclusive access, for the term of the agreements, to our distribution channels, though we do continue to underwrite and distribute capitalization products as described below.

Capitalization Companies

Our capitalization business is conducted through Santander Capitalização S.A. Capitalization products are similar to certificates of deposit whereby the customer buys the capitalization product and will in exchange, receive a return on the deposit upon maturity at some future date.  A capitalization product typically has interest indexed to saving deposits and the product holder has the right to receive certain random prizes (generally, cash prizes, similar to a lottery) during the term in which the customer holds the product.

We focus our operations on bancassurance products, offering low risk products with favorable margins.  For capitalization products and private retirement plans, we offer products directed toward various risk profiles depending on our various customers’ needs.

Insurance Brokerage Services

We distribute insurance products from some of Brazil’s largest insurance companies.  We concentrate on the sale of products issued by Santander Seguros or Santander Brasil Seguros, which represented almost 91% of our insurance premiums in the year ended December 31, 2011.  See “Item 4.  Information on the Company—A. History and Development of the Company—Important Events—Sale of Santander Seguros”.  The products we distribute as part of our insurance brokerage services include life, automobile, property and casualty, industrial equipment and crop insurance.  We focus on simple standardized banking product-related insurance mainly intended for the retail business.

The products are sold through our distribution network and we receive a service fee from the insurance providers based on the insurance sales.  All risks are assumed by, and all premiums are payable to the relevant third-party insurance provider (including the Santander Brasil insurance providers).

In 2011, we sold our wholly-owned subsidiary, Santander Seguros to a joint enterprise of Santander Spain and Zurich Financial, though we will continue to distribute the products offered by Santander Seguros.  See “Item 4.  Information on the Company—A. History and Development of the Company—Important Events—Sale of Santander Seguros.”

On October 5, 2011, we concluded the sale of the all the outstanding shares of the capital stock of our wholly-owned subsidiary, Santander Seguros and indirectly of Santander Brasil Seguros, to ZS Insurance, held directly or indirectly, fifty one percent (51%) by Zurich and forty nine percent (49%) by Santander Spain, and Inversiones ZS.  See “Item 4.  Information on the Company—A. History and Development of the Company—Important Events—Sale of Santander Seguros”.

Distribution Network

Our distribution network provides integrated financial services and products to our customers through a variety of channels, including branches and on-site service units (postos de atendimento bancário or “PABs”) and complementary distribution channels such as ATMs, call centers and other alternative direct sales distribution channels like Internet banking.  These distribution channels are concentrated in the South and Southeast, Brazil’s wealthiest regions measured in terms of GDP per capita (representing approximately 72.0% of Brazil’s GDP in 2010).

The following table presents our principal outlets at December 31, 2011.

At December 31, 2011
Branches	2,355
PABs (on-site service units)	1,420
ATMs	18,419

Branch Network

Our branch network offers all of our products and services to our customers.  In 2011, we opened 154 new branches.

The table below shows the number of our branches across Brazil’s regions at the dates indicated.

	At December 31,			Change, At December 31, 2011 vs. December 31, 2010
	2011	2010	2009	#	%
Central West	93	86	72	7	8
Northeast	196	183	176	13	7
North	36	31	31	5	16
Southeast	1,707	1,606	1,533	101	6
South	323	295	279	28	9
Total	2,355	2,201	2,091	154	7

The following map shows the geographic distribution of our branch network, each region’s share of 2009 GDP and our market share, according to the Brazilian Central Bank.  Market share is calculated by dividing the number of our branches in the region by the number of branches for all principal banks in such region at December 31, 2011.

Source for GDP: IBGE

PABs - On-Site Service Units

We offer daily banking services to our SME and other corporate customers and their employees through our on-site service units located on their premises as well as in hospitals and universities.  Our on-site service units are generally the exclusive point of sale at the premises.  We believe that our on-site service units strengthen our relationships with our clients and builds customer loyalty with those individuals who benefit from the convenience of conducting their banking transactions at their workplace.

The table below shows the number of our on-site service units across Brazil’s regions at the dates indicated.

	At December 31,			Change, December 31, 2011 vs. December 31, 2010
	2011	2010	2009	#	%
Central West	98	100	101	(2)	(2)
Northeast	130	159	159	(29)	(18)
North	53	59	59	(6)	(10)
Southeast	970	1,001	1,018	(31)	(3)
South	169	176	177	(7)	(4)
Total	1,420	1,495	1,514	(75)	(5)

Complementary Distribution Channels

We also distribute our products and services through complementary distribution channels, which we believe contribute significantly to increase product sales and banking transactions.  These channels consist of ATMs, Internet banking, mobile banking services and call centers.  These distribution channels provide significant amount of information to our customers and also improve direct sales.  Because of their lower cost and large attendance capacity, we believe that complementary distribution channels are an important way to have more effective relationships with the customer base.

ATMs

We operate an extensive network of over 18,000 ATMs, including those located in our branches and on-site service units.  In addition, our customers have access to the “Banco 24 Horas” network which has more than 11,500 ATMs and the “Rede Compartilhada Banco 24 Horas” network which operates more than 11,000 ATMs of over 40 participating banks located throughout Brazil.  Through these networks our customers may access their accounts and conduct banking transactions (typically paying a per-transaction fee).

The following table shows the number of our ATM machines across Brazil’s regions at the dates indicated.

	At December 31,			Change, December 31, 2011 vs. December 31, 2010
	2011	2010	2009	#	%
Central West	759	746	714	13	1.7
Northeast	1,666	1,683	1,647	(17)	(1.0)
North	393	398	390	(5)	(1.3)
Southeast	13,406	13,407	13,336	(1)	0.0
South	2,195	2,078	2,041	117	5.6
Total	18,419	18,312	18,128	107	0.6

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

The following table presents summarized operating statistics for our call centers.

	At December 31,			Change, December 31, 2011 vs. December 31, 2010
	2011	2010	2009	#	%
Number of individual customers (in thousands)	2,525	2,436	2,216	89	3.7
PAS(1)	3,631	4,150	3,976	(519)	(12.5)
Headcount	6,588	6,882	6,516	(294)	(4.3)
Percentage of using customers per month	27%	29%	27%

(1)	Work stations set up for call center activities.

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

	At December 31,			Change, December 31, 2011 vs. December 31, 2010
	2011	2010	2009	#	%
Number of individual customers (in thousands)	2,448	2,025	1,790	423	20.9
Percentage of using customers	28%	23%	22%

Funding

Our principal sources of funding are deposits.  Since we are primarily a commercial bank, customer deposits constitute the main source of liquidity in our financing structure.  These deposits, combined with capital and other similar instruments, enable us to cover most of our liquidity and legal reserve requirements.  Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.  In order to increase liquidity in the Brazilian market, we use deposits in the local market as an instrument of liquidity and do not rely significantly on international funding.  Additionally, legal reserve requirements consume a significant amount of funding in Brazil.  In order to improve the liquidity of the Brazilian financial markets, the government created the Financial Bill instrument (Letra Financeira) through Provisional Measure No. 472 of December 15, 2009 (converted into Law 12.449 dated June 11, 2010).  The Financial Bill instrument is a new funding alternative available to banks that can be characterized as senior or subordinated debt for purposes of capital adequacy rules.  Pursuant to CMN Resolution No. 3,836 of February 25, 2010, its minimum term must be 24 months and it must be issued for a minimum amount of R$300,000.  For further discussion of our funding, see “Item 5.  Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Funding”.

Technology and Infrastructure

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

Our operations and information technology organization are focused on the bank objective of being in three years the preferred bank of our clients.  To reach this, we have the following strategic priorities:

•	consolidation of our operational base;

•	leverage our full range of products and services in all business segments;

•	strategic repositioning in markets of interest with favorable growth prospects;

•	improve our strategic positioning and relationships with clients in other markets; and

•	increase our brand value.

The infrastructure environment can be divided into five groups:

•
Data Centers.  We currently have data centers in two locations.  Our security environment entails an authentication and authorization system based on mainframe infrastructure, a secure internal network protected by a complex set of firewalls, continuous monitoring of incoming traffic and protection of work stations with anti-virus software.  We are currently building a latest generation technology, research and data processing center, in the city of Campinas, State of São Paulo.

•	Data Communications. Our data communications infrastructure has been upgraded to provide for faster broadband speeds at all of our branches.

•	Call Centers. In addition to customer service, our call centers perform recovery and sales activities.

•
Branches/ATMs.  The integration of our retail operations was implemented in two steps.  The first step, completed in February 2011, was the full integration of all clients and channels excluding cash management operations.  The second step was the integration of cash management operations, which was completed in March 2011.  In 2012, we expect to open 100 to 120 new branches and we expect to replace 4,000 ATMs (more than 20% of our total ATMs).

•	End-user systems. We maintained the end-user systems, with the goal of standardizing hardware and operating systems at all workstations for all employees.

In February 2011, we completed a major step of our integration: the migration of accounts and operations of over nine million customers from the Banco Real source platform to the unified Santander system.  All of those individuals, most of them customers of retail companies and some wholesale customers, are already conducting their transactions on the new systems platform.  Our branch network now operates on a single platform, is more agile and provides a wider range of products and services to our customers.  This project has always been focused on continuously improving the standard of care and level of customer services.

This set of systems and environments is managed and supported by specialized internal group companies.  This model enables us to capture our global scale and benefit from outsourcing (including consolidation, shared capability scale, exchange of best practices and simplified governance), without the loss-of-control downside of externalizing core activities.

Communications and Marketing

We integrated the Banco Real brand in December 2010 and our primary goal for 2011 was to consistently strengthen our market position by delivering on a daily basis the services we have promised to our customers.  We believe our customers should be made the priority in our operations.  We seek to be our customers’ preferred bank, providing simplicity, security and efficiency, seeking to improve the quality of service, with a team that enjoys working together to merit trust and recognition.

We believe our customers’ positive response in relation to our products and services will make Santander a more attractive brand and result in improved performance of our business.

We believe our public relations and communications play an important role in aligning actions with our public discourse, or in other words, between what we promise and what we actually deliver, and we believe our public communications in 2011 took on greater significance.  As part of our communications initiatives, we launched the “Canal Santander Responde”, which includes, among other content, 34 videos providing customers with guidance on how to take full advantage of our products and services.

Among our products and services featured in our advertising campaigns are the Santander Van Gogh Real Estate Services, a current account linked to the mortgage loans department, which includes a series of exclusive services intended to provide greater peace of mind and security for our customers before, during and after the purchase of real property.  Another campaign highlights the “Santander Conta Integrada” (Santander Integrated Account) for SMEs, an innovative financial solution for merchants that enables them to receive at a single terminal receivables related to transactions with Visa and MasterCard credit cards and/or debit cards as well as accept a variety of regional cards and providing differentiated rates and fees to our customers based on their sales volume.

We also focused on the development of regional communication activities, with the aim of bringing us closer to our customers and creating increased brand awareness among our customers in the main regions in which we operate.  The cities where we focused these efforts included Porto Alegre, Recife, Brasília, and in particular, Rio de Janeiro, where we announced our commitment to the sustainable development and growth of the region, underlining the fact that our involvement with the city is for the year “2000 and Forever” (“Rio 2000 e Sempre”) and not just occasionally.

We also solidified our presence in sports marketing in 2011 continuing our sponsorship of the “Copa Santander Libertadores” soccer tournament and the Ferrari Formula 1 team, as well as forming a partnership with the Brazilian soccer star Neymar Jr.

As part of our communications and marketing efforts, we conducted hundreds of institutional activities, programs and projects in several Brazilian cities, including the “Santander Cultural” centers in Porto Alegre and Recife.  The initiatives were based on local demand and the development of regional culture and art.  Another major initiative was the inauguration of a venue in the Vila Cruzeiro neighborhood in Rio de Janeiro, featuring activities in relation to cultural training and digital inclusion, in partnership with the non-governmental organization AfroReggae.  Other initiatives included providing Christmas trees in Ibirapuera Park in the city of São Paulo and the Complexo do Alemão, a shantytown in Rio de Janeiro.  Also, we helped provide an open-air gymnasium in Cidade de Deus, another low-income community in Rio de Janeiro.

We also supported the construction of the “Museu do Amanhã” (the Museum of Tomorrow) in Rio de Janeiro and undertook to provide ongoing maintenance for the museum during the ten years after it opens in 2014.  The project was drawn up by architect Santiago Calatrava and features new concepts in science museums, aiming to stimulate public discourse on how we can make the planet more sustainable.  The building will be equipped with a mobile solar energy system and be cooled using water from Guanabara Bay, which will be returned to the sea clean.

Sustainability at Santander Brazil

In 2011, we made significant advances in our sustainable development initiatives.  Our commitment to integrating economic, social and environmental aspects into our business model has led to important recognitions, including being ranked as one of the 20 greenest companies in the world in October 2011 by Newsweek magazine.

Business

In 2011, the total sustainable deals carried out by our Global Wholesale Banking segment totaled in excess of R$1.2 billion, with GB&M participating in deals totaling R$455.9 million, and Corporate Finance participating in deals totaling R$800.2 million.  Our participation in these deals was the outcome of a strategy that included performing sector analyses, creating social and environmental solutions for funding, and visiting potential customers to foster the financing of sustainable initiatives.

The total volume of social and environmental funding in retail banking totaled R$427.7 million in 2011, as a result of initiatives focused on sectors with potential for lower energy and/or water consumption and for improved waste management, as well as improved operating efficiency and cost reductions.  Two products were created to support these operations: Sustainable Working Capital and Sustainable CDC.

Our Sustainable Working Capital Challenge leveraged a total of R$399.0 million, or approximately 93.0% of the total available funding, for financing projects, advisory consultancy work and certifications aimed at fostering social and environmental improvements, as well as providing resources for companies producing goods or providing services that contribute directly to social and environmental improvements.

In Brazil, we are the largest private bank to offer microcredit transactions through a service that encompasses entrepreneurs in 610 municipalities.  In 2011, we provided loans totaling R$379.9 million, almost 31% of the cumulative total since 2002 (approximately R$1.2 billion).  In 2011, we provided more than 177,000 services, a 9.0% increase from 2010.  In 2011, the default rate increased 1.1 percentage points compared with 2010, reaching 4.5%; and our active portfolio grew 8.0%, for a total of 103,443 customers.

In 2011, we launched the Woman Life Protection, Man Life Protection and Van Gogh Life Protection insurance products, which earmark 10% of the first installment of the insurance policy to the “Intituto Se Toque”, a non-profit association that promotes awareness and encourages lifestyle changes to prevent diseases.  The amount donated due to these new products totaled R$190.3 thousand.

In 2011, through a proprietary private equity transaction, we announced the purchase of a minority shareholding in the Greenvana group, the largest sustainable consumption corporation in Brazil.  In addition to e-commerce operations for sustainable products, Greenvana also generates web content and has a specialized search engine.  With the initiative, Santander’s upwards of 10 million individual customers and more than 500,000 corporate clients can enjoy the benefits of the services provided by Greenvana.

Environmental Management and Climate Governance

We have comprehensive approach to address current environmental issues, from the creation of products and services to the implementation of eco-efficient processes in our operations, such as selective garbage collection and a new printing model.  With our new printing initiative, printers were set to print two pages per side of a sheet of paper.  Eight months into the program, our headquarters had saved approximately 880 thousand sheets of paper.  We believe this initiative will also lead to a 50% decrease in equipment usage and will result in total savings of approximately R$49 million once the project is fully implemented.  As part of our selective garbage collection in the ISO 14001-certified buildings, average recycling increased to 40.5%, up from 26.1% in 2010.

We opened 110 branches in 2011 following Santander’s Engineering Standards Guide, which sets specifications for the application of sustainability concepts in all network and point of sale projects in accordance with local feasibility standards.  Among the new branches, 57 have a rainwater use system.

We have also adopted additional measures to reduce greenhouse gas (“GHG”) emissions, focusing on low-emission technologies such as renewable energies, lower emission transportation and improved waste management.

We have been inventorying our greenhouse gas emissions since 2005.  As of 2011, emissions reduction targets have been set in reference to the 2010 inventory with goals for a 3% decrease in 2011 and a 7.5% reduction by 2013.  We are encouraging our suppliers to measure and manage their emissions; and are encouraging the use of energy originating at small Hydroelectric Plants (“SHPs”).  Since October 2010, 71% of all energy supplying our office buildings has been generated by SHPs.  When we acquire new equipment, we account not only for economic aspects of the acquisition, but also environmental impacts.  Aspects evaluated include energy performance and water consumption, waste generation and greenhouse gas inventory.

We seek to compensate for direct emissions that we cannot reduce through the Santander Forest Project, a reforestation project conceived for degraded areas, especially riparian forests.  Over 63,000 seedlings were planted in 2011, representing the replacement of approximately 13,000 tons of carbon dioxide.  We also hold a seat on the board of the Ecological Corridor Project, which aims to reforest 150,000 hectares of Atlantic forest, in the São Paulo section of the Paraíba do Sul river watershed, during the next ten years.

Governance in Sustainability

Our executive committee addresses sustainability initiatives twice a month and our board of directors, annually.  We are currently party to 23 corporate commitments, such as the Principles for Responsible Investment and the Green Protocol.  As part of the Green Protocol, we agreed to take environmentally responsible steps in our operations and to provide loans to sectors committed to environmental sustainability.  In 2011, we set a benchmark in three sustainability indicators and scored above the industry average in the other indicators, as compared to the 16 banks that responded to the survey.

We also joined the National Pact Against the Sexual Exploitation of Children and Adolescents, promoted by the “Terra dos Homens” Brazilian association, and committed to engage the community to combat the sexual exploitation of minors and to increase awareness of the National Hotline, which is a special hotline for reporting Internet child pornography.

Sharing Best Practices in Sustainability

To encourage customers to incorporate the social and environmental initiatives into their businesses, we offer the “Space for Sustainability Practices,” a platform featuring news, on-site and online courses, and best practice cases that resulted from the learning we have made from our experience in implementing sustainability initiatives.

The Space for Sustainability Practices, which cover topics such as business, governance for sustainability, environmental management practices and diversity, among others, received approximately 1.5 million visits in 2011, an increase of 10% from 2010.  In total, 699 organizations took part in the on-site courses, a 20% increase compared with 2010.

Other activities included a theatrical performance for micro entrepreneurs, performed for 448 people in the cities of Caruarú in the state of Pernambuco, and Rio de Janeiro, and a series of online lectures that reached 1,736 participants.

We also provide training in sustainability to our employees.  In 2011, we offered seven different courses, with 17,911 participations.  In these courses, we addressed a number of sustainability-related topics, such as human rights, diversity and products and services, among others.

Recognition

We received numerous recognitions for our sustainability initiatives.  For the second consecutive year, we were listed by the BM&FBOVESPA on the Corporate Sustainability Index - ISE for 2012.  The ISE brings together 38 companies with the best sustainability practices in the market, representing 18 sectors representing total market value of R$961 billion, or 43.7% of the total value of the companies traded on the BM&FBOVESPA.

Also for the second consecutive year, we secured an A+ rating under the Global Reporting Initiative for our annual report, reviewed by Deloitte Touch Tohmatsu for accuracy regarding sustainability information.

In 2011, our annual report ranked first place in the Brazilian Association of Listed Companies (Abrasca) awards in Category 1, which comprises public companies with net revenues, or in the case of banks, gross revenues with a financial intermediation, of no less than R$2.0 billion.

We were among the 30 winners of the “2011 Best Companies to Begin a Career” award, which was organized by Você S/A magazine in partnership with Cia de Talentos and the Administration Institute Foundation; additionally, at the convention of the IFC (International Financial Corporation, an institution tied to the World Bank), we were recognized for being at the forefront in Brazil in terms of concern with the development of entrepreneurship and qualifying small and midsize enterprises.  Our headquarters, the Santander Tower, was among the winners of the Prix d’Excellence in the 62nd Congress of the International Federation of the Real Estate Professions (Fiabci).  We were one of the 20 winners of the Época Green Company Awards, which acknowledges the organizations with the best environment policies in 2010.  We were also granted the “Focus on Values, Transparency and Governance” certificate from the Expressão publishing company.  The award acknowledges our social and corporate responsibility in Southern Brazil.

We placed 17th among the 500 greenest companies in the world in Newsweek magazine’s global ranking, and second among Brazilian financial institutions, based on a study that considered our environmental footprint and our reported sustainability practices, policies and initiatives.

Social Development

The resources available for social investment involve a variety of our assets: financial, material, information, managerial capacity, a results-driven culture, technology and, in particular, the people that make up our staff, who are capable of managing all the other resources effectively.

We believe that our social investment should mobilize society around relevant causes, foster effective social change, influence and reinforce public policies and add value to our brand.  We chose education as our main social cause, understanding that it is a critical factor in the economic, social and environmental advancement that Brazil requires.  We focus on actions to improve the quality of education in our public schools in Brazil.  We also offer society our accumulated organizational experience in the areas of entrepreneurship, income generation, environment and diversity.

Our various social investment programs include the “Projeto Escola Brasil” – PEB, “Programa Amigo de Valor”, “Prêmio Santander Universidade Solidária”, “Talentos da Maturidade – Categoria Programas Exemplares” and the “Programa Educação Infantil”.

Projeto Escola Brasil

The purpose of “Projeto Escola Brasil” – PEB is to contribute towards improving the quality of public education in Brazil through a partnership between our employee volunteers, their relatives, friends, customers, suppliers, and other related audiences and public schools.  This program provides an opportunity to exercise citizenship and social participation through voluntary work and promotion of the public school system.  In 2011, we counted on the participation of 1,875 volunteers divided into 227 groups that worked in partnership with 183 public schools.

Programa Amigo de Valor

“Amigo de Valor” reached its tenth edition in 2011.  This program encourages employees, customers and suppliers to direct part of their income tax to social projects that defend the rights of children and teenagers.  In 2011, we had the participation of 29,678 thousand employees and interns, representing 56% of our staff, a 12% increase compared to 2010, with a total amount raised of R$4.4 million, a 17% increase compared to 2010.  The sum contributed by our customers grew 74% in comparison to 2010, exceeding R$993 thousand.  We counted on the participation of a total of 3,572 customers, including 827 corporate customers and 2,745 individual customers.

We also donated R$3.6 million to this program.  “Amigo de Valor” is investing R$9 million in social projects distributed among 48 municipalities located in 19 states in Brazil.

Prêmio Santander Universidade Solidária

The “Prêmios Santander Universidades” reinforce our commitment to higher education and development in Brazil.  This program helps students, professors, researchers and institutions of higher education transform their ideas into reality to contribute towards a more sustainable and balanced society.

The “Prêmio Santander Universidade Solidária” award, a category that makes up the “Prêmios Santander Universidades” awards, invests in university extension projects with the theme of sustainable development focused on the generation of income, elaborated and executed by universities, with the participation of professors, students and the local community.

The objectives of the award are:

•
to contribute towards developing the future professional citizen giving the student, through practice in the community, the opportunity to work systematically with the knowledge acquired at the university;

•	to make the knowledge of the institution of higher education available to low-income communities , contributing towards improving their living conditions; and

•	to support university extension courses, encouraging knowledge sharing and integration into the community.

Annually, eight projects are selected to receive financial resources for the implementation and/or expansion of the initiative, in addition to specialized consultancy.

The projects are monitored during one year by specialists, represented by our technical team and from “UNISOL - Universidade Solidária”, the social organization that is our partner in the execution of the award.  Monitoring is conducted through in-person meetings, long-distance consultancy, as well as on-site visits, which enable us to continuously assess the program and obtain more effective results.  Based on the results, the support given to projects may be renewed for another year.

Talentos da Maturidade – Categoria Programas Exemplares

Created in 1999 in honor of the International Year of Older Persons, “Talentos da Maturidade” is a transforming initiative to promote social awareness of the elderly.  It comprises five categories, four of which are artistic and are focused on the elderly, including visual arts, photography, literature and vocal music.

The fifth category, “Categoria Programas Exemplares” supports innovative proposals or projects intended to implement, develop and disseminate policies or programs that promote active ageing to improve the quality of life of the elderly.

We have engaged in two important partnerships to develop this category, Consultoria Prattein, specialized, among other things, in social development, and Consultoria InterAge, specialized, among other things, in public policies focused on the elderly.  As well as in other social actions, besides providing financial resources for the initiatives selected, we also offer technical support to contribute to the design, implementation and development of the initiatives.  In 2011, we provided support to ten projects, benefitting 5,531 people.

Programa Educação Infantil

Launched in April 2011, the purpose of the “Programa Educação Infantil”, developed in cooperation with Ministry of Education and Science (Ministério da Educação e Ciência – MEC), is to improve the quality of the assistance offered to children from birth to years in nursery and pre-school units built with resources from the National Program for Restructuring and Acquisition of Equipment for the Public School Network for Child Education (Programa Nacional de Reestruturação e Aquisição de Equipamentos para a Rede Escolar Pública de Educação Infantil – PROINFÂNCIA).  “Programa Educação Infantil” invests in the training of professionals from the public sector in the areas of pedagogy and healthcare management, supporting them in the development of institutional projects of continued training for directors, pedagogical coordinators and professors in the local public system for early childhood education.

The program is developed in partnership with 19 municipalities in the state of Bahia and has an average duration of three years.  It is executed through the “Formar em Rede – Rede de Formação Continuada em Educação Infantil” (Continued Training System in Early Childhood Education), an initiative of “Instituto Avisa Lá” in partnership with “Instituto Razão Social”.  In 2011, the program also developed a field research study titled “The perspective of the Municipal Councils of Education, of Rights and of Organized Civil Society on Early Childhood Education” promoted in partnership with Avante – Education and Social Mobilization in 10 of the 19 municipalities which are partners of the Program.  The objective of the field study was to analyze the impact of the performance of the Municipal Councils of Education and Rights in the quality of the early childhood education offered by the municipalities.  The results will subsidize new actions of the Program in 2012.

As mentioned above, this program involves 19 municipalities in Bahia, 56 trainers from the Municipal Secretariats of Education and of Management in Healthcare, 125 educational units, 105 directors, 769 teachers, 96 pedagogical coordinators and, 1,055 support staff members.  In total, 12,737 children are assisted directly by the program.

Insurance Coverage

We have insurance policies with coverage against the following risks:

Civil Liability – IPO: covers financial losses regarding the initial public offering subject to the maximum limit of U.S.$36,990 thousand; Civil Liability Directors & Officers – D&O: subject to the maximum limit of U.S.$55,770 thousand; Comprehensive General Liability: subject to the maximum limit of R$5,000 thousand; Employees Fraud and Infidelity (Bankers Blanket Bond): subject to the primary limit of R$7,890 thousand; Property (Real Estate): subject to the maximum limit of R$540,000 thousand (for Santander Tower, our headquarters) and R$465,000 thousand for other buildings); Optional Civil Liability (Vehicles): subject to the maximum limit of R$1,100 thousand; Vehicles (Aviation) with coverage for one aircraft, Vehicles subject to the maximum limit of U.S.$6,500 thousand for the helicopter “Agusta”, CASCO – Aircraft Hull Insurance and R$334 thousand for the helicopter “Agusta”, RETA – Responsibility of the Aerial Exporter and Transporter (mandatory insurance).

Selected Statistical Information

The following information for Santander Brasil is included for analytical purposes and is derived from and should be read in conjunction with the consolidated financial statements contained elsewhere herein as well as “Item 5.  Operating and Financial Review and Prospects”.

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

The selected statistical information set forth below includes information at and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 extracted from the audited consolidated financial statements prepared in conformity with IFRS as issued by the IASB.  See “Presentation of Financial and Other Information.”

Average Balance Sheet and Interest Rates

The following tables show our average balances and interest rates for each of the periods presented.  With respect to the tables below and the tables under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread”, (1) we have stated average balances on a gross basis, before netting impairment losses, except for the total average asset figures, which include such netting, and (2) all average data have been calculated using month-end balances, which is not significantly different from having used daily averages.  We stop accruing interest on loans once they are more than 60 days past due.  All our non-accrual loans are included in the table below under “Other assets”.

	At December 31,
	2011			2010			2009
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Assets and Interest Income
Cash and balances with the Brazilian Central Bank	55,100	6,297	11.4%	37,421	3,590	9.6%	17,879	1,667	9.3%
Loans and amounts due from credit institutions	19,017	1,219	6.4%	22,815	1,398	6.1%	31,122	2,901	9.3%
Loans and advances to customers	163,046	35,398	21.7%	137,046	29,290	21.4%	126,712	29,470	23.3%
Debt instruments	68,770	8,084	11.8%	57,830	6,442	11.1%	45,530	5,202	11.4%
Other interest-earning assets	–	738	–	–	189	–	–	103	–
Total interest-earning assets	305,934	51,736	16.9%	255,112	40,909	16.0%	221,243	39,343	17.8%
Equity instruments	17,324	94	0.5%	19,684	52	0.3%	7,746	30	0.4%
Investments in associates	402	–	–	421	–	–	506	–	–
Total earning assets	323,660	51,830	16.0%	275,217	40,961	14.9%	229,495	39,373	17.2%

	At December 31,
	2011			2010			2009
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Cash and balances with the Brazilian Central Bank	6,830	–	–	6,549	–	–	6,250	–	–
Loans and amounts due from credit institutions	3,082	–	–	1,064	–	–	3,152	–	–
Impairment losses	(10,359)	–	–	(9,119)	–	–	(8,765)	–	–
Other assets	35,089	–	–	31,889	–	–	33,007	–	–
Tangible assets	4,647	–	–	4,025	–	–	3,690	–	–
Intangible assets	31,772	–	–	31,660	–	–	31,345	–	–
Total average assets	394,722	51,830	13.1%	341,285	40,961	12.0%	298,174	39,373	13.2%
Liabilities and Interest Expense
Deposits from the Brazilian Central Bank and Deposits from credit institutions	41,670	2,006	4.8%	35,274	1,147	3.3%	22,319	1,208	5.4%
Customer deposits	161,159	16,494	10.2%	139,825	12,774	9.1%	139,917	13,164	9.4%
Marketable debt securities	31,330	3,227	10.3%	13,404	1,213	9.0%	11,420	1,048	9.2%
Subordinated liabilities	10,288	1,213	11.8%	9,953	999	10.0%	10,676	1,077	10.1%
Other interest-bearing liabilities	–	893	–	–	682	–	–	679	–
Total interest-bearing liabilities	244,446	23,834	9.8%	198,456	16,815	8.5%	184,332	17,176	9.3%
Deposits from credit institutions	321	–	–	196	–	–	100	–	–
Customer deposits – demand deposits	13,648	–	–	14,287	–	–	13,000	–	–
Other liabilities	60,579	–	–	56,467	–	–	44,546	–	–
Non-controlling interests	11	–	–	4	–	–	4	–	–
Equity	75,716	–	–	71,875	–	–	56,192	–	–
Total average liabilities and equity	394,722	23,834	6.0%	341,285	16,815	4.9%	298,174	17,176	5.8%

Changes in Net Interest Income—Volume and Rate Analysis

The following tables present the changes in our net interest income allocated between changes in average volume and changes in average rate for the year ended December 31, 2011 compared to the year ended December 31, 2010, and for the year ended December 31, 2010 compared to the year ended December 31, 2009.  We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities.  We have allocated variances caused by changes in both volume and rate to volume.  You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates”.

	For the years ended 2011/2010			For the years ended 2010/2009
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
Interest and Similar Income	(In millions of R$)
Interest-earning assets
Cash and balances with the Brazilian Central Bank	1,927	781	2,708	1,873	50	1,923
Loans and amounts due from credit institutions	(241)	63	(179)	(658)	(845)	(1,503)
Loans and advances to customers	5,638	470	6,108	2,306	(2,485)	(179)
Debt instruments	1,271	371	1,642	1,373	(133)	1,240
Other interest-earning assets	549	–	549	86	–	86
Total interest-earning assets	9,143	1,684	10,827	4,980	(3,413)	1,567
Investments in associates	(7)	49	42	34	(12)	22
Total earning assets	9,136	1,733	10,869	5,014	(3,425)	1,589

	For the years ended 2011/2010			For the years ended 2010/2009
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest Expense and Similar Charges
Interest-bearing liabilities
Deposits from the Brazilian Central Bank and Deposits from credit institutions	238	622	859	563	(624)	(61)
Customer deposits	2,080	1,641	3,721	(9)	(382)	(391)
Marketable debt securities	1,825	189	2,014	180	(14)	166
Subordinated liabilities	35	179	214	(73)	(4)	(77)
Other interest-bearing liabilities	212	–	212	1	–	1
Total interest-bearing liabilities	4,390	2,631	7,020	662	(1,024)	(362)

Assets

Earning Assets—Yield Spread

The following table analyzes our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated.  You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates”.

	For the year ended December 31,
	2011	2010	2009
	(in millions of R$, except percentages)
Average earning assets	323,660	275,217	229,495
Interest and dividends on equity securities(1)	51,830	40,961	39,373
Net interest income	27,902	24,095	22,167
Gross yield(2)	16.0%	14.9%	17.2%
Net yield(3)	8.6%	8.8%	9.7%
Yield spread(4)	6.3%	6.4%	7.8%

(1)	Dividends on equity securities include dividends from companies accounted for by the equity method.

(2)	Gross yield is the quotient of interest and dividends on equity securities divided by average earning assets.

(3)	Net yield is the quotient of net interest income divided by average earning assets.

(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities.

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	For the year ended December 31,
	2011	2010	2009
ROA: Return on average total assets	2.0%	2.2%	1.8%
ROE: Return on average shareholders’ equity	10.2%	10.3%	9.8%
Average shareholders’ equity as a percentage of average total assets	19.2%	21.1%	18.8%
Payout(1)	41.0%	47.9%	26.8%

(1)	Divided payout ratio (dividends declared per share divided by net income per share).

Interest-Earning Assets

The following table shows the percentage mix of our average interest-earning assets for the years indicated.  You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates”.

	For the year ended December 31,
	2011	2010	2009
Cash and balances with the Brazilian Central Bank	18.0%	14.7%	8.1%
Loans and amounts due from credit institutions	6.2%	8.9%	14.1%
Loans and advances to customers	53.3%	53.7%	57.2%
Debt instruments	22.5%	22.7%	20.6%
Total interest-earning assets	100.0%	100.0%	100.0%

Loans and amounts due from credit institutions

The following table shows our short-term funds deposited with other banks at each of the dates indicated.

	At December 31,
	2011	2010	2009
	(in millions of R$)
Time deposits	7,136	9,110	9,945
Reverse repurchase agreements	1,040	600	6,160
Escrow deposits	6,869	7,317	6,192
Cash and Foreign currency investments	4,247	5,827	3,493
Other accounts	459	144	412
Total	19,751	22,998	26,202

Investment Securities

At December 31, 2011, the book value of the investment securities was R$71.0 billion (representing 17.8% of our total assets in the period).  Brazilian Government securities totaled R$56.8 billion, or 80.0%, of our investment securities at December 31, 2011.  For a discussion of how the investment securities are valuated, see notes 6 and 7 to the consolidated financial statements.

The following table shows the carrying amounts of our investment securities by type and residence of the counterparty at each of the indicated dates:

	At December 31,
	2011	2010	2009
	(in millions of R$)
Debt securities
Government securities—Brazil	56,833	55,444	53,620
Government securities—other countries	–	379	366
Other debt securities	12,058	6,433	3,554
Total domestic	68,891	62,256	57,540
Less-allowance for credit losses	–	–	(30)
Total debt securities	68,891	62,256	57,510
Equity securities
Shares of Brazilian companies	1,002	1,153	1,471
Shares of foreign companies	1	1	68
Investment fund units and shares(1)	1,128	21,282	16,453
Total equity securities	2,131	22,436	17,992
Total investment securities	71,022	84,692	75,502

(1)
In 2010 and 2009, includes Investment fund units Guarantors of Benefit Plans—PGBL/VGBL, related to the liabilities for insurance contracts.  For further details see Note 3a to our audited consolidated financial statements.

As of December 31, 2011, we held no securities of single issuers or related groups of companies whose aggregate book or market value exceed 10% of our stockholders’ equity, other than the Brazilian Government securities, which represented 73.8% of our stockholders’ equity.  Total value of debt securities was approximately 89.4% of the stockholders’ equity.

The following table analyzes the maturities and weighted average yields of our debt investments securities (before impairment allowance) at December 31, 2011.  Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not relevant.

	At December 31, 2011
	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total	Average Yield
	(in millions of R$)
Debt Securities
Government securities—Brazil	10,196	35,009	9,041	2,587	56,833	11.7%
Other debt securities	4,080	3,347	4,615	16	12,058	11.8%
Total debt investment securities	14,276	38,356	13,656	2,603	68,891	11.0%

Loan Portfolio

At December 31, 2011, our total loans and advances to customers were R$194.2 billion (48.6% of our total assets).  Net of allowances for credit losses, loans and advances to customers were R$183.0 billion at December 31, 2011 (45.8% of our total assets).  In addition to loans, we had outstanding at December 31, 2011, 2010, 2009 and 2008, R$98.6 billion, R$93.5 billion, R$77.8 billion and R$68.8 billion, respectively, of loan commitments drawable by third parties.

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

We have a diversified loan portfolio with no specific concentration exceeding 10% of total loans.

	At December 31,
	2011	2010	2009	2008	2007
	(in millions of R$)
Commercial, financial and industrial(1)	94,922	78,101	66,601	76,407	32,879
Real estate-construction(2)	6,280	5,392	3,828	2,469	301
Real estate-mortgage(3)	10,018	6,698	5,226	4,472	1,692
Installment loans to individuals(4)	76,459	60,251	49,103	46,857	16,178
Lease financing(5)	6,506	10,116	13,636	12,444	402
Loans and advances to customers, gross(6)	194,184	160,558	138,394	142,649	51,452
Impairment losses	(11,118)	(9,192)	(10,070)	(8,181)	(2,249)
Loans and advances to customers, net	183,066	151,366	128,324	134,468	49,203

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

Maturity

The following table presents an analysis by maturity of our loans and advances to customers by type of loan at December 31, 2011.

	Maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of R$, except percentages)
Commercial, financial and industrial	58,952	51.5%	32,901	46.1%	3,069	36.9%	94,922	48.9%
Real estate	5,683	5.0%	6,036	8.5%	4,579	55.1%	16,298	8.4%
Installment loans to individuals	46,200	40.4%	29,600	41.4%	658	8.0%	76,459	39.4%
Lease financing	3,614	3.1%	2,890	4.0%	3	0.0%	6,506	3.3%
Loans and advances to customers, gross	114,449	100.0%	71,427	100.0%	8,308	100%	194,184	100.0%

Fixed and Variable Rate Loans

The following table presents a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2011.

Fixed and variable rate loans having a maturity of more than one year
(in millions of R$)
Fixed rate	50,824
Variable rate	28,912
Total	79,736

Cross-Border Outstandings

The following table presents, at each balance sheet date indicated, the aggregate amount of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked).  Cross-border outstandings do not include local currency loans made by subsidiary banks in other countries to the extent that such loans are funded in the local currency or hedged.  As a result, they do not include the majority of the loans by our Cayman Islands branch, which are fully hedged.

	At December 31,
	2011		2010		2009
	Balance	% of Total Assets	Balance	% of Total Assets	Balance	% of Total Assets
	(in millions of R$, except percentages)

OECD countries(1)
Austria	366	0.1%	379	0.1%	571	0.2%
Spain	256	0.1%	954	0.3%	1,289	0.4%
United States	8,305	2.1%	1,630	0.4%	2,383	0.8%
Netherlands	5,675	1.4%	3,825	1.0%	–	–
Other OECD countries(2)	583	0.1%	227	0.1%	673	0.2%
Total OECD	15,186	3.8%	7,015	1.9%	4,916	1.6%
Non-OECD countries
Latin American countries(2)	60	–	66	–	79	–
Cayman Islands	4,081	1.0%	4,175	1.1%	3,615	1.1%
Other(2)	354	0.1%	135	–	258	0.1%
Total non-OECD	4,495	1.1%	4,376	1.2%	3,952	1.2%
Total	19,681	4.9%	11,391	3.0%	8,868	2.8%

(1)	The Organization for Economic Cooperation and Development.

(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

The following table presents the amounts of our cross-border outstandings at December 31, 2009, 2010 and 2011 by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

	Government	Banks and Other Financial Institutions	Commercial and Industrial	Other Loans	Total
	(in millions of R$)
2009
United States	–	2,239	–	144	2,383
Cayman Islands	496	–	3,075	44	3,615
Total	496	2,239	3,075	188	5,998
2010
United States	–	1,314	–	316	1,630
Netherlands	–	120	3,705	–	3,825
Cayman Islands	542	12	3,621	–	4,175
Total	542	1,446	7,326	316	9,630
2011
United States	–	8,048	257	–	8,305
Netherlands	–	–	5,675	–	5,675
Cayman Islands	–	–	4,081	–	4,081
Total	–	8,048	10,013	–	18,061

Changes in Allowances for Credit Losses (impairment losses)

The following table analyzes movements in our allowances for credit losses for the periods indicated.  For further discussion of movements in the allowances for credit losses, see “Item 5.  Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2011 Compared to

the Year Ended December 31, 2010—Impairment Losses on Financial Assets (Net)” and “Item 5.  Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009—Impairment Losses on Financial Assets (Net)”.

	For the year ended December 31,
	2011	2010	2009	2008	2007
		(in millions of R$)
Balance at beginning of year	9,192	10,070	8,181	2,249	2,170
Inclusion of entities in the Bank in the year	–	–	–	4,717	–
Impairment losses charged to income for the year	11,191	9,051	10,520	4,534	2,474
Write-off of impaired balances against recorded impairment allowance	(9,203)	(9,929)	(8,631)	(3,319)	(2,395)
Balance at end of year	11,180	9,192	10,070	8,181	2,249
Of which:
Loans and advances to customers	11,118	9,192	10,070	8,181	2,249
Loans and amounts due from credit institutions	62	–	–	–	–

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type of borrower for the periods indicated.

	For the year ended December 31,
	2011	2010	2009	2008	2007
		(in millions of R$)
Recoveries of loans previously charged off(1)	1,809	819	537	430	294
Commercial, financial and industrial	353	89	42	144	101
Real estate – mortgage	65	69	58	29	11
Installment loans to individuals	1,331	635	420	246	163
Lease finance	60	26	17	11	19
Acquired companies	–	–	–	4,717	–
Commercial, financial and industrial	–	–	–	1,988	–
Real estate – mortgage	–	–	–	48	–
Installment loans to individuals	–	–	–	2,610	–
Lease finance	–	–	–	71	–
Impairment losses charged to income for the year(1)	11,191	9,051	10,520	4,534	2,474
Commercial, financial and industrial	2,943	3,098	3,071	1,453	261
Real estate – mortgage	98	71	28	26	6
Installment loans to individuals	7,972	5,780	7,198	2,951	2,180
Lease finance	178	102	223	104	27
Write-off of impaired balances against recorded impairment losses	(9,203)	(9,929)	(8,631)	(3,319)	(2,395)
Commercial, financial and industrial	(2,470)	(3,209)	(3,073)	(739)	(310)
Real estate – mortgage	(36)	(42)	(31)	(13)	(7)
Installment loans to individuals	(6,484)	(6,509)	(5,377)	(2,513)	(2,028)
Lease finance	(212)	(169)	(150)	(54)	(50)

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously charged off.

The table below shows a breakdown of allowances for credit losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated.

	At December 31,
	2011	% of total loans	2010	% of total loans	2009	% of total loans
	(in millions of R$, except percentages)
Borrowers
Commercial, financial and industrial	3,748	52.1%	3,274	52.0%	3,386	50.9%
Mortgage loans	180	5.2%	119	4.2%	90	3.8%
Installment loans to individuals	7,096	39.4%	5,608	37.5%	6,336	35.5%
Lease financing	157	3.3%	191	6.3%	258	9.9%
Total	11,180	100.0%	9,192	100.0%	10,070	100.0%

Impaired Assets

The following table shows our impaired assets, excluding country risk.

	At December 31,
	2011	2010	2009	2008	2007
	(in millions of R$, except percentages)
Non-performing assets
Past-due and other non-performing assets(1)	13,073	9,348	9,899	7,730	2,093
Non-performing assets as a percentage of total loans	6.7%	5.8%	7.2%	5.4%	4.1%
Net loan charge-offs as a percentage of total loans	4.7%	6.2%	6.2%	2.3%	4.7%

(1)
Includes at December 31, 2011, R$689 million of doubtful loans (2010 – R$927 million, 2009 - R$484 million, 2008 - R$1,260 million and 2007 - R$66 million) that were not past-due and therefore were accounted for on an accrual basis.  The amount of interest owed on non-accruing assets that would have been recorded had such assets accrued interest in the year ended December 31, 2011 would have been R$2,769 million, in the year ended December 31, 2010 would have been R$2,049 million, in the year ended December 31, 2009 would have been R$2,005 million and the year ended December 31, 2008 would have been R$658 million.  No loan that was more than 60 days past due was accounted for on an accrual basis.

Changes in Impaired Assets

The following tables show the movement in our impaired assets (excluding country-risk, see “— Cross-Border Outstandings”).

	As of December 31,
	2011	2010	2009	2008	2007
	(in millions of R$)
Balance at beginning of year	9,348	9,899	7,730	2,093	2,010
Net additions	12,927	9,378	10,800	5,035	2,478
Write-offs	(9,203)	(9,929)	(8,631)	(3,319)	(2,395)
Increase in scope of consolidation	–	–	–	3,921	–
Balance at end of year	13,073	9,348	9,899	7,730	2,093

In 2011, financial markets were affected by the restrictive monetary policies adopted by the Brazilian Central Bank at the end of 2010, which included raising the SELIC (the interbank settlement rate).  Despite the Brazilian Central Bank’s actions, we maintained our credit growth strategy, maintaining a focus on prudence and quality in lending.  Through a robust credit risk management system, with ongoing monitoring of credit risk policies, we believe we were able to minimize customer defaults that could have resulted from the Brazilian Central Bank’s monetary policies.

Non-performing assets increased R$3,725 million (39.8%) in the year ended December 31, 2011, compared to the year ended December 31, 2010, due primarily to an increase in nonperforming loans to individuals of R$2,857 million, or 58.7%.

The following table presents our non-performing assets by type of loan for each of the dates indicated:

	At December 31,
	2011	2010	2009	2008	2007
		(in millions of R$)
Impaired assets
Commercial, financial and industrial	4,775	3,563	3,618	2,730	502
Real estate – mortgage	172	150	109	74	23
Installment loans to individuals	7,720	4,863	5,335	4,528	1,558
Lease financing	406	772	837	398	10
Total	13,073	9,348	9,899	7,730	2,093

Commercial, financial and industrial

Non-performing assets in commercial, financial and industrial loans on December 31, 2011 increased R$1,212 million, or 34.0%, compared to December 31, 2010, mainly due to an increase in lending in this category.

Real estate – mortgage

Non-performing assets in real estate – mortgage loans increased R$22 million, or 14.5%, at December 31, 2011, compared to December 31, 2010, mainly due to an increase in lending in this category.

Installment loans to individuals

Non-performing assets in installment loans to individuals increased R$2,856 million, or 58.7%, at December 31, 2011 compared to December 31, 2010.  This figure was adversely influenced by an increase in Brazilian interest rates, inflation, and certain measures implemented by the Brazilian Central Bank to control consumer credit, which directly affected the individuals segment of the banking system, mainly the consumer lending portfolio.

Lease financing

Non-performing loans in lease financing decreased R$366 million, or 47.4%, in the year ended December 31, 2011 compared to the same period of last year, mainly due to a decrease in lending in this category, in line with market trends.

Impaired Asset Ratios

The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated.

	At December 31,
	2011	2010	2009	2008	2007
	(in millions of R$, except percentages)
Computable credit risk(1)	216,756	183,121	159,362	164,695	64,558
Non-performing assets	13,073	9,348	9,899	7,730	2,093
Allowances for credit losses	11,180	9,192	10,070	8,181	2,249
Ratios
Non-performing assets to computable credit risk	6.0%	5.1%	6.2%	4.7%	3.2%
Coverage ratio(2)	85.5%	98.3%	101.7%	105.8%	107.5%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for non-performing assets as a percentage of non-performing assets.

Non-current assets held for sale

The following tables show the movements in non-current assets held for sale at the dates indicated.

	At December 31,
	2011	2010	2009
	(in millions of R$, except percentages)
Balance at beginning of year	168	356	291
Foreclosures loans and other assets transferred(1)	24,875	38	229
Disposals(1)	(24,820)	(226)	(183)
Acquired companies	–	–	19
Final balance, gross	223	168	356
Impairment losses	(91)	(101)	(184)
Impairment as a percentage of foreclosed assets	40.8%	60.1%	51.7%
Balance at end of year	132	67	172

(1)
In 2011, includes R$24.7 billion of assets of Santander Seguros.  Additionally, in 2011 we sold R$22.3 billion of liabilities that were associated with non-current assets held for sale of Santander Seguros.  For further details see Note 3.a to our audited consolidated financial statements.

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits.  Our retail customers are the principal source of our demand, time and notice deposits.

The following tables analyze our deposits at the dates indicated.

	At December 31,
	2011	2010	2009
	(in millions of R$)
Deposits from central banks and credit institutions
Time deposits	27,023	28,867	20,838
Demand deposits	133	344	195
Repurchase agreements	24,371	13,180	164
Total	51,527	42,391	21,197
Customer deposits
Current accounts	13,561	16,132	15,140
Savings accounts	23,293	30,303	25,216
Time deposits	83,942	68,916	74,634
Repurchase agreements	53,678	52,598	34,450
Total	174,474	167,949	149,440
Total deposits	226,001	210,340	170,637

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of U$100 thousand or more at the dates indicated.  Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	At December 31, 2011
	Domestic	International
	(in millions of R$)
Under 3 months	9,822	2,545
3 to 6 months	766	21
6 to 12 months	2,259	853
Over 12 months	19,059	19
Total	31,906	3,438

Short-Term Borrowings

The following table shows our short-term borrowings consisting of Government securities that we sold under agreements to repurchase for purpose of funding our operations.

	As of December 31,
	2011		2010		2009
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase
At December 31	78,048	10.9%	65,778	9.8%	34,614	9.9%
Average during the period	64,510	11.9%	53,623	10.3%	32,493	11.5%
Maximum month-end balance	76,693		68,734		37,214
Total short-term borrowings at year end	78,048		65,778		34,614

Industry

Brazilian Banking Industry

The Brazilian financial system has experienced an important structural shift, from the high inflation environment in the 1980s and early 1990s towards greater monetary and macroeconomic stability since 1994, with the introduction of the Plano Real, a set of measures taken by the government to stabilize the economy.  Prior to 1994, the banking industry benefited from high inflation rates (which, according to the Brazilian Central Bank, reached 34.7% of the sector’s total revenue at its peak) and was characterized by the strong presence of state-owned banks and regulatory limitations on the participation of foreign financial institutions, resulting in lower competitiveness and generally inefficient cost structures.  The monetary stability achieved in 1994 led to a continuous increase in the demand for credit in Brazil.  This increase, combined with the loss of inflationary gains, pressured the banking industry to improve operational efficiency, resulting in a period of consolidation.  The Brazilian government actively monitored this process through the creation of programs designed to protect savings, including measures to ensure the system’s solvency, reduce the participation of state-owned institutions, and strengthen competition among private banks.  The federal government also reduced restrictions on the entry of foreign banks into the Brazilian market and, as a result, their market share increased significantly.

Main Market Players

According to data published by the Brazilian Central Bank as of February, 2012, there were 139 multiple service banks, 21 commercial banks, 14 investment banks and numerous brokerage firms, financing firms and other financial institutions in Brazil.  In recent years, the Brazilian financial industry has experienced a series of acquisitions and mergers, which resulted in an increasing consolidation of the financial industry.  In August 2008, we completed the acquisition of Banco Real, significantly increasing our presence in Brazil.

Public Sector

Despite the process of privatization and consolidation in the banking industry, the Brazilian federal and state governments still control major commercial banks and other financial institutions.  Government-owned banks play an important role in the Brazilian financial system, representing 40% of the banking system’s credit (BNDES not included) and 49% of cash deposits as of June 2011.  Government-owned banks also have a stronger presence in markets such as mortgage loans and agricultural credit than privately owned banks and act as regional development agencies.

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

The Financial Crisis and the Brazilian Central Bank’s Response

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

In order to increase confidence in the financial system, the Brazilian Central Bank announced in 2008 and 2009 several initiatives to boost liquidity and support the mid sized banks, including: (1) a change in the compulsory requirements of demand deposits and time deposits, (2) delays in the compulsory payment schedule, (3) an increase in the portion of compulsory deposits that could be released to acquire credit portfolios from other banks, and (4) the amendment to the by-laws of the Credit Guarantee Fund (Fundo Garantidor de Crédito or “FGC”), in order to provide insurance on deposits of up to R$20 million.  In the beginning of 2010, the Brazilian Central Bank reverted some of the rules related to compulsory requirements to the levels that were in place before the financial crisis, and as of late 2011 had reintroduced certain additional incentives for the acquisition of credit portfolios from smaller banks.  See “Item 3:  Key Information—D. Risk Factors—Risks Relating to Brazil—Government efforts to control inflation may hinder the growth of the Brazilian economy and could harm our business.” and “Item 4:  Information on the Company—B. Business Overview—Regulatory Overview.”

The Brazilian full-service banks largely benefited from this flight to quality by acquiring loan portfolios at attractive prices and experiencing a reduction in the competition from other banks that were active in specific niches, (such as payroll loans, automobile financing and SME credit), prior to the crisis.

Recent Developments

The successful macroeconomic policy implemented by the Brazilian government during recent years contributed to an increase in demand for credit in Brazil.  The three basic principles of floating exchange rate, fiscal surplus and inflation targets created an environment of stability that permitted the reduction in interest rates and improvement of the government debt profile.  Those factors had a direct impact on the overall real income of the population and as a consequence, on the increase in the penetration of banking products and services in Brazil.  According to the Institute for Applied Economic Research, or “IPEA”, Brazilian annual GDP per capita has more than doubled from R$9,511 in 2003 to R$21,254 in 2011.  Also, according to the IBGE, the Brazilian unemployment rate decreased from 12.3% in 2003 to 6.0% in 2011.

This increase in penetration of financial services can be seen in the increase of two products that are key to banking relationships.  Between 2000 and 2010, nearly 80 million checking accounts were opened in Brazil, equivalent to a compounded annual growth rate, or “CAGR”, of 8.3%.  During the same period, the number of credit cards grew by more than four times, from 28.9 million to 136.2 million, equivalent to a CAGR of 19.0%.  Estimates from ABECS indicate that credit card growth has remained strong in 2011, with an increase of 22.0% in comparison to the previous year, reaching a total amount of 173 million issued cards.

Source: ABECS

Source: FEBRABAN

Credit Market in Brazil

The Brazilian credit market is comprised of two major types of loans: (1) mandatory or earmarked credit, which is subject to government controlled interest rates and follows rules for funding and destination defined by law (including BNDES loans); and (2) market-based credit which is not subject to constraints regarding interest rates.  By December 31, 2011, of the total R$2,030 billion in outstanding credit in Brazil, 64.2% of the portfolio consisted of market-based credit.

	2011	2010	2009
	(in Billions of Reais)
Total Credit Outstanding	2,030	1,706	1,414
Earmarked credit(1)	727	590	460
Market based credit	1,303	1,116	955
of which:
corporate	651	556	485
individuals (retail)	652	560	470

Source: Brazilian Central Bank

Note:  some figures may be subject to revision by the Brazilian Central Bank

(1)	Includes loans that are subject to government controlled interest rates and the funding of which are targeted toward specific programs or industries as mandated by rule (for example, BNDES loans).

Despite the steady increase in credit penetration experienced in recent years, the Brazilian financial market still presents a relatively low credit penetration as compared to that of other developed and emerging markets.

Source: Brazilian Central Bank

Retail Credit

According to data disclosed by the Brazilian Central Bank, the total outstanding market-based consumer credit increased at an average compounded rate of 19.7% per year from December 31, 2007 to R$652 billion at December 31, 2011, or 32.1% of all outstanding credit in Brazil.  On the same date, personal credit and auto financing accounted for 37.4% and 26.5%, respectively, of all outstanding consumer credit.

The table below shows the growth of consumer credit outstanding, by product.

	2011	2010	2009	% Change (2011 vs. 2010)
	(in billions of R$, except percentages)

Overdraft Accounts	18.9	16.3	15.8	16.5%
Personal Credit	244.1	204.9	164.3	19.1%
Credit Card	35.7	29.2	25.7	22.2%
Mortgage Financing	13.9	7.4	4.5	89.4%
Consumer Goods (excluding autos)	9.4	10.4	9.4	(9.5%)
Autos	172.9	140.3	94.1	23.2%
Leasing	27.7	45.6	63.2	(39.3%)
Others	129.4	106.0	92.9	22.0%
Total	652.0	560.0	469.9	16.4%

Source: Brazilian Central Bank

Payroll loans are an alternative source of unsecured consumer credit in Brazil.  Because installment payments are deducted directly from the borrower’s payroll, interest rates are lower than those charged on traditional credit lines.  According to the Brazilian Central Bank, payroll loans have a low level of default and represent the fastest-growing type of consumer credit in Brazil.  Historically, the cost of access to more traditional credit facilities has been high, for various reasons, including competition within the banking industry, legal and institutional limitations and the nature of the credit risks.  As a more attractive alternative to unsecured consumer credit, payroll loans have replaced some of the traditional consumer credit products.

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

Corporate Credit

The heritage of high inflation and the lack of long-term credit lines to Brazilian corporations resulted in an overall relatively low level of corporate leverage.  Despite that, according to the Brazilian Central Bank, the volume of corporate credit (including regulated funds) increased significantly from R$695 billion in December 2008 to R$1,090 billion in December 2011, representing an average CAGR of 16.2%.  Of the total amount, loans of up to R$100 thousand and between R$100 thousand and R$10 million represent respectively 14.8% and 39.3% of total corporate credit.

Mortgage Financing

The mortgage market is still developing in Brazil, with total credit lines for corporate and individual customers applied to the acquisition, construction and management of real property accounting for only 6.4% of the country’s GDP as of December 2011 according to the Brazilian Central Bank.  The level of real estate financing in Brazil has been growing rapidly due to structural changes in the economy and government action aimed at stimulating growth of the housing construction sector, as a means to address the housing shortage and provide employment.  The government has adopted a number of important policies with the aim of bolstering real estate demand through tax incentives and expanding the home loan market, including:

•	tax incentives and exemptions;

•	increasing house builders’ security by offering guarantees on properties; and

•
increasing home buyers’ security through a special tax system that separates the house builders’ assets from the specific building projects’ assets; and simplifying and intensifying the enforcement of foreclosure laws.

Asset Management

The asset management industry in Brazil has been growing at significant rates in recent years.  According to ANBIMA, total assets of the industry grew around 18.0%, from R$1.7 trillion in 2010 to R$2.0 trillion in 2011.  Since 2002, the investment fund industry has undergone material changes, resulting from regulations that assigned the supervision of this activity to the CVM.  These regulations encouraged market players to adopt better corporate governance practices and increase transparency in the management of investment funds.

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

Dependency on Patents, Licenses, Contracts and Processes

Intellectual Property

In Brazil, ownership of trademarks can be acquired only through a validly approved registration with the National Institute of Intellectual Property (Instituto Nacional de Propriedade Industrial, or “INPI”), the agency responsible for registering trademarks, patents and designs in Brazil.  After registration, the owner has exclusive use of the trademark throughout Brazil for a ten-year period that can be successively renewed for equal periods.

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

Statements About Competitive Position

The Brazilian financial market is highly competitive.  In 2008 and the first half of 2009 experienced significant consolidation, which included the mergers of some of the largest banks in the industry, such as Santander Brasil with Banco Real, Itaú with Unibanco and Banco do Brasil with Nossa Caixa and Banco Votorantim.

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

As of September 30, 2011, according to the Brazilian Central Bank, the five largest banks and financial conglomerates had an approximately 66.6% market share in terms of credit volume and an approximately 75.9% market share in terms of deposits within the overall financial industry in Brazil.  At such date, the largest bank in Brazil was the public financial institution formed by the merger of Banco do Brasil with Nossa Caixa, with a 19.6% market share in terms of credit volume and a 25.3% market share in terms of deposits, according to the Brazilian Central Bank.

The following table presents market share information as of the date presented for the other three largest financial institutions.

	Based on Data Available
	Santander Brasil	Bradesco	Itaú Unibanco	Banco do Brasil
	(In percentages)
Total assets(1)	8.4	12.6	16.1	18.0
Total loans(2)	10.5	14.2	18.7	20.5
Total deposits(2)	7.8	14.8	15.7	26.6
Demand(2)	7.0	17.7	17.4	31.5
Saving(2)	6.5	13.8	15.4	23.3
Time(2)	8.7	14.7	15.4	27.0
Mutual funds(3)	6.7	17.0	17.2	21.6
Retail(3)	13.5	12.5	19.4	24.7

(1)	According to the Brazilian Central Bank’s report of the 50 largest banks in Brazil (September 2011).

(2)	According to the Brazilian Central Bank, reported and presented in accordance with Brazilian GAAP (November 2011).

(3)	According to ANBIMA (December, 2011).

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

We face competition from local and regional banks in relation to certain products in the Commercial Banking segment in which such banks have specialized.  In the Global Wholesale Banking segment, our competitors include global banks focused on investment banking, such as Credit Suisse, Bank of America/Merrill Lynch, UBS Pactual, Goldman Sachs and JPMorgan, which have played an important role in the Brazilian wholesale market as a result of their expertise in complex structured transactions and their distribution networks in Europe, North America and Asia.

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

According to the Brazilian Central Bank, as of February, 2012 there were 2,191 financial institutions operating in Brazil, including:

•	Commercial banks — 21 commercial banks operated in Brazil, engaged mainly in wholesale and retail banking and particularly in taking demand deposits and lending for working capital purposes.

•	Investment banks — 14 investment banks operated in Brazil, engaged primarily in taking time deposits, specialized lending and securities underwriting and trading.

•
Bancos Múltiplos (Multiple-service banks) — 139 multiple-service banks operated in Brazil providing, through a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services including fund management and real estate finance pursuant to CMN Resolution No. 2,099 of August 17, 1994, as amended.  Certain public sector banks such as Caixa Econômica Federal are also multiple-service banks.

•
In addition to the institutions mentioned above, the Brazilian Central Bank also supervises the operations of consumer credit companies (financeiras), securities dealers (distribuidoras de títulos e valores mobiliários), stock brokerage companies (corretoras de valores), leasing companies (sociedades de arrendamento mercantil), savings and credit associations (associações de poupança e empréstimo) and real estate credit companies (sociedades de crédito imobiliário).

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

Principal Limitations and Restrictions on Financial Institutions

The activities of financial institutions are subject to a series of limitations and restrictions.  In general, such limitations and restrictions refer to the offering of credit, risk concentration, investments, conditional operations, foreign currency loans and negotiations, the administration of third party funds and microcredit.  The principal restrictions on banking activities established by the Banking Reform Law are as follows:

•
No financial, banking or credit institution may operate in Brazil without the prior approval of the Brazilian Central Bank.  In addition, foreign banks, in order to operate in Brazil, must be expressly authorized to do so by Presidential decrees.

•
A financial, banking or credit institution may not invest in the equity of any other company except where such investment receives Brazilian Central Bank approval based upon certain standards established by the CMN.  Such investments may, however, be made without restriction through the investment banking unit of a multiple-service bank or through an investment bank subsidiary.

•
A financial, banking or credit institution may not own real estate, except where it occupies such property and subject to certain limitations imposed by the CMN.  If a financial, banking or credit institution receives real estate in satisfaction of a debt, such property must be sold within one year, unless otherwise authorized by the Brazilian Central Bank.

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

•
A financial, banking or credit institution may not grant loans to or guarantee transactions of its executive officers and directors (including the immediate and extended families of executive officers and directors) or to any company in which executive officers and directors (including the immediate and extended families of executive officers and directors) hold more than 10.0% of the share capital.

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

•
The registered capital and total net assets of financial institutions should always be compatible with the rules governing share capital and minimum capitalization imposed by the Brazilian Central Bank for each type of financial institution.

•	The total amount of funds applied in the fixed assets of financial institutions cannot exceed 50.0% of the respective amount of reference assets.

•
Financial institutions may not expose themselves to gold, assets or liabilities referenced in currency exchange variations in excess of 30.0% of their reference equity, pursuant to CMN Resolution No. 3,488, dated August 29, 2007.

•	Financial institutions are subject to anti-money laundering regulations.

Principal Regulatory Agencies

The Brazilian national financial system (Sistema Financeiro Nacional) is composed of the following regulatory and supervisory bodies:

•	the CMN;

•	the Brazilian Central Bank; and

•	the CVM.

In addition, the insurance operations are subject to the following regulatory and inspection bodies:

•	SUSEP;

•	CNSP; and

•	The Complementary Pension Secretariat (Superintendência Nacional de Previdência Complementar-Previc).

In addition, certain Brazilian financial institutions, including us, are members of ANBIMA, a self-regulatory association that regulates the activities of the entities that operate in the Brazilian financial and capital markets.

The CMN, the Brazilian Central Bank and the CVM regulate the Brazilian financial system.  Below is a summary of the main functions and powers of each of these regulatory bodies.

The CMN

The CMN, the highest authority responsible for regulating fiscal policies in Brazil, oversees the supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies.  The CMN includes the president of the Brazilian Central Bank, the Minister of Planning and the Minister of Finance and is chaired by the Minister of Finance.  Pursuant to the Banking Reform Law, the CMN is authorized to regulate the credit operations of the Brazilian financial institutions, to regulate the Brazilian currency, to supervise Brazil’s reserves of gold and foreign exchange, to determine Brazilian savings and investment policies and to regulate the Brazilian capital markets with the purpose of promoting the economic and social development of Brazil.  In this regard, the CMN also oversees the activities of the Brazilian Central Bank and the CVM.  The main responsibilities of the CMN are:

•	coordinating monetary, credit, budget, tax and public debt policies;

•	establishing foreign exchange and interest rate policies;

•	protecting the liquidity and solvency of financial institutions;

•	overseeing activities related to the stock exchange markets;

•	regulating the constitution and operation of financial institutions;

•	granting authority to the Brazilian Central Bank to issue currency and establishing reserve requirement levels; and

•	establishing general directives for banking and financial markets.

The Brazilian Central Bank

According to the Banking Reform Law, the Brazilian Central Bank is responsible for implementing policies of the CMN as they relate to monetary and exchange control matters, regulating public and private sector Brazilian financial institutions and the monitoring and regulation of foreign investment in Brazil.  The President of the Brazilian Central Bank is appointed by the President of Brazil for an indefinite term of office subject to ratification by the Brazilian Senate.

The Brazilian Central Bank is also responsible for:

•	managing the day-to-day control over foreign capital flow in and out of Brazil (risk capital and loans in any form);

•	setting forth the administrative rules and regulations for registering investments;

•	monitoring foreign currency remittances;

•
allowing repatriation of funds.  In the event of a serious deficit in Brazilian balance of payment, the Brazilian Central Bank may limit profit remittances and prohibit remittances as capital repatriation for a limited period of time;

•	receiving compulsory withholdings and voluntary demand deposits from financial institutions;

•	executing rediscount transactions and loans to banking financial institutions and other institutions authorized to operate by the Brazilian Central Bank;

•	acting as a depository of gold and foreign currency reserves; and

•
controlling and approving the incorporation, functioning, transfer of control and equity reorganization of financial institutions and other institutions authorized to operate by the Brazilian Central Bank.

The CVM

The CVM is the agency responsible for implementing CMN policy and it regulates, develops, controls and inspects the securities market.  The CVM’s headquarters is in Rio de Janeiro and it has jurisdiction in all Brazilian territory.  The CVM is a quasi-governmental agency connected with the Ministry of Finance.  It has independent administrative authority and legal standing and maintains its own assets.  Pursuant to Law No. 6,385, dated December 7, 1976, as amended and regulated, the main responsibilities of the CVM are:

•	implementing and regulating the securities and exchange policies established by the CMN; and

•	controlling and supervising the Brazilian securities market by:

–	approving, suspending and canceling the registration of public companies, the authorization for brokers and dealers to operate in the securities market and public offerings of securities;

–	supervising the activities of public companies, stock exchanges, commodities and futures exchanges, market members, and financial investment funds and variable income funds;

–	requiring full disclosure of material events affecting the market, as well as annual and quarterly reporting by public companies; and

–	imposing penalties.

Since 2001, the CVM has had jurisdiction to regulate and supervise financial and investment funds that were originally regulated and supervised by the Brazilian Central Bank.

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

All decisions handed down by the CVM and the Brazilian Central Bank in administrative proceedings relating to the national financial system and the securities market are subject to appeal to the Board of Appeals of the National Financial System (Conselho de Recursos do Sistema Financeiro Nacional), which is composed of four members appointed by public authorities and four members from the private sector.

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

Regulation by the Brazilian Central Bank

The Banking Reform Law empowered the Brazilian Central Bank to implement the currency and credit policies established by the CMN and to control and supervise all public and private sector financial institutions.  Pursuant to the Banking Reform Law, the Brazilian Central Bank is responsible for:

•
approving all corporate documents of a financial institution, any amendments thereto, any increase in capital, the setting up or transfer of its main location of business or any branch (whether in Brazil or abroad) and changes of control and equity reorganization;

•	determining the minimum capital requirements, compulsory deposit requirements and operational limits of financial institutions;

•
overseeing the filing by financial institutions of annual and semi-annual financial statements audited by independent auditors, formal audit opinions and monthly unaudited financial statements prepared in compliance with the standard accounting rules established by the Brazilian Central Bank for each type of financial institution;

•
requiring financial institutions to make full disclosure of credit transactions, foreign exchange transactions, destination of proceeds raised from export and import transactions and any other related economic activity on a daily basis through computer systems and written reports and statements; and

•	approving the election of the members of statutory bodies of a financial institution.

The Brazilian Central Bank regulations impose, among others, specific requirements as set forth below.

Capital Adequacy and Leverage

The Brazilian Central Bank supervises the Brazilian banking system in accordance with the Basel Committee guidelines and other applicable regulations, including the Basel II Accord, which is currently being implemented, according to the Notices Nos. 12,746, dated December 9, 2004, 16,137, dated September 27, 2007 and 19,028, dated October 29, 2009.  The banks provide the Brazilian Central Bank with the information necessary for it to perform its supervisory functions, which include supervising the movements in the solvency or capital adequacy of banks.

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

On February 17, 2011, the Brazilian Central Bank enacted Notice No. 20,615 containing preliminary guidance and the schedule for the implementation of Basel III in Brazil.  It is intended that the higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, and the introduction of a new leverage ratio and two liquidity standards will be implemented in Brazil in line with the international schedule.  Basel III complements existing rules, creating new parameters for absorption of greater system-wide risk to the banking system as the result of a build-up of excess credit growth in the jurisdiction.  The Basel ratio would be increased from the current 11% to the maximum of 13%.  The total ratio will be calculated by the sum of three parts: the Regulatory Capital (Patrimônio de Referência), the Conservation Capital (to assist the absorption of losses) and the Countercyclical Capital (to deal with risks of the macroeconomic environment).

The Regulatory Capital will continue to be composed by two tiers.  Tier I capital will have a 6% floor, divided into two portions: common equity (corporate capital and profit reserves) of at least 4.5% and additional equity (hybrid debt and capital instruments authorized by the Brazilian Central Bank).  Current hybrid instruments and subordinated debt approved by the Brazilian Central Bank as additional capital or Tier II are expected to be maintained if they also comply with Basel III requirements, including the mandatory conversion clauses into equity as directed by the Basel Committee.  If such instruments do not comply with Basel III rules, there will be an estimated yearly deduction of 10% on the nominal value of such instruments, starting as from January 1, 2013.

The Basel III rules also provide for new metrics for the analysis of banks.  The leverage ratio prevents the banks from entering into transactions exceeding a ratio calculated by the division of the Tier I capital by bank’s total exposure.  Such leverage ratio will be capped at 3% of the risk-weighted assets as from 2018.  The liquidity ratios of short and long term shall control the cash funds of the banks (for example, obligation to maintain liquid assets for stress scenarios of the financial system for 30 days and funding with solid and stable capital).

The following table presents an estimate of the implementation schedule of the main changes related to capital adequacy and leverage expected with respect to Basel III, as indicated by the Brazilian Central Bank, as per Notice No. 20,615:

Parameters	January 1, 2013	January 1, 2014	January 1, 2015	January 1, 2016	January 1, 2017	January 1, 2018	As from January 1, 2019
Common Equity	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	5.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%
Regulatory Capital	11.0%	11.0%	11.0%	9.9%	9.3%	8.6%	8.0%
Conservative Capital	–	–	–	0.6%	1.3%	1.9%	2.5%
Countercyclical Capital	–	Up to 0.6%	Up to 1.3%	Up to 1.9%	Up to 2.5%	Up to 2.5%	Up to 2.5%

Under the proposed regulations, capital requirements would be applied at the consolidated enterprise level (consolidado prudencial), as determined by the Brazilian Central Bank.  The implementation of Basel III in the proposed rules still follows the schedule outlined in Notice 20,615.  Some specific adjustments to the components to the regulatory capital to increase its quality, with progressive deductions, are expected to be implemented from January 1, 2014 to January 1, 2018. With respect to eligibility for Tier 1 and Tier 2, the possibility of conversion into equity was included.  Mandatory conversion rules (delivery of equity in payment) and write-off rules, as well as implications of non-compliance with requirements for additional capital, are still under review.  The proposed regulations are subject to comment by market participants and may be significantly changed by the Brazilian Central Bank upon their final implementation.  Until definitive rules implementing Basel III in Brazil are issued, the existing capital rules continue to be in force.

Currently, the rules in effect remain unchanged, as described below.

Through several rules, specifically CMN Resolution No. 3,490, dated August 29, 2007, Circulars Nos. 3,360 and 3,361, dated September 12, 2007, Circular No. 3,383, dated April 30, 2008, all as amended, the requirements imposed by the Brazilian Central Bank differ from the Basel Accord in several aspects.  For example, the Brazilian Central Bank:

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

•
does not allow the use of external rating to calculate the minimum capital required.  The Brazilian Central Bank adopts a conservative approach to defining the capital demand of corporate exposures; and

•	requires banks to establish specific internal structures to identify, measure, control and mitigate operational and credit risks.

On March 8, 2012, the Brazilian Central Bank enacted Circular No. 3,518, which establishes the minimum requirements for the use of internal credit risk classification systems in the calculation of the PEPR portion of the required regulatory capital (relating to the exposures weighted by the applicable risk weighted factor), as set forth in CMN Resolution No. 3,490.

On November 11, 2011, the Brazilian Central Bank enacted Circular No. 3,563 (“Circular 3,563/11”) which amended Circular No. 3,360, of September 12, 2007 and revoked Circular No. 3,515, dated December 3, 2010, establishing certain measures to ease the capital requirements relating to certain retail transactions given the current economic scenario.  Among such measures, Circular 3,563/11 reduced the credit risk factor, from 150% to 75% or 100%, applicable to (1) payroll loans, (2) guaranteed financings for vehicle acquisition or vehicle leasing with a term of up to 60 months, (3) other individual loans without specific purpose with a term of up to 36 months and (4) other individual loans without specific purpose with a term longer than 60 months and entered into or renegotiated after November 11, 2011.  In contrast, Circular 3,563/11 increased the credit risk factor applicable to long-term individual financings, establishing that a 300% credit risk factor is applicable to individual loans without specific purpose, including payroll loans, with a term longer than 60 months, entered into or renegotiated on or before November 11, 2011.  In addition, Circular 3,563/11 revoked the requirement of a minimum of 20% payment of the outstanding balance on credit cards which would be applicable as of December 1, 2011, maintaining the minimum payment requirement at 15% of the outstanding balance.  Finally, Circular 3,563/11 authorized the deduction of provisions from benefits to be paid from financial institutions’ exposure to investment funds with special purpose (Fundos de Investimentos Especialmente Constituidos, or “FIE”) relating to pension plan funds of the type Vida “Gerador de Benefício Livre – VGBL” or “Plano Gerador de Benefício Livre – PGBL”.

On December 24, 2009, the Brazilian Central Bank enacted Circular No. 3,477 which governs rules related to disclosure of information related to risk management and capital base composition for regulatory purposes.  Such disclosure shall be set out in a formal policy approved by the board of directors, and shall comprise detailed information regarding the internal structure of risk management strategies, the amounts involved in transactions which are subject to risk, guarantees, global exposure to risk, securitization, and other relevant information.  The disclosure must be updated annually or quarterly, as the case may be, and was required as of April 2011.

Furthermore, also on December 24, 2009, the Brazilian Central Bank, through Circular No. 3,478, established minimum requirements for financial institutions to create internal regulations for calculation of percentage of capital which may be allocated to market risks, subject to the prior approval of the Brazilian Central Bank.

Pursuant to CMN Resolution No. 3,444, dated February 28, 2007, as amended, a bank’s capital base composition, for supervisory purposes, is defined in two tiers according to Brazilian rules:

•
Tier I: Corresponds to the core capital comprised of equity capital and net profits minus (1) expense accounts, (2) revaluation reserves, (3) contingency reserves, (4) non-distributed dividends reserves, (5) preferred cumulative stock and preferred redeemable stock, (6) specific deferred tax assets, (7) unrealized gain and losses of financial instruments recorded as equity, and (8) specific deferred assets.

•
Tier II: Consists of revaluation reserves, contingency reserves, non-distributed dividends reserves, hybrid debt capital instruments, subordinated term debt, unrealized gain and losses of financial instruments recorded as equity, preferred cumulative stock and preferred redeemable stock issued by financial institutions.

The total amount of Tier II capital cannot exceed the total amount of Tier I capital, and Brazilian regulation imposes limits on the Tier II capital, as follows:

•	subordinated debt in Tier II capital, plus the amount of preferred redeemable stock originally maturing in less than ten years, cannot exceed 50.0% of the Tier I capital;

•	revaluation reserves in Tier II capital cannot exceed 25.0% of the Tier I capital; and

•	a 20.0% to 100.0% reduction shall be applied to the amount of the subordinated debt and preferred redeemable stock in Tier II capital annually for the five years preceding the respective maturities.

Additionally, the following components are deducted from the capital:

(1)      amounts paid into investment funds’ capital, proportionate to the interest on each fund’s portfolio,

(2)      acquisition or indirect interest on financial conglomerates, through any non-financial affiliated entity,

(3)      assets related to funding instruments such as hybrid capital instruments, debt instruments and subordinated debt issued by financial institutions and other institutions authorized to operate by the Brazilian Central Bank, and

(4)      amounts related to premises or corporate interest in foreign financial institutions to which the Brazilian Central Bank does not have access to enough information, data and/or documents to carry on consolidated global supervision.

Provisional Measure No. 472, enacted on December 15, 2009 and converted into Law No. 12,249 of June 11, 2010, established the concept of the Financial Bill (Letra Financeira), which was a new funding alternative for financial institutions that can be characterized as subordinated debt or a hybrid instrument of capital for purposes of capital adequacy rules.  Pursuant to CMN Resolution No. 3,836 of February 25, 2010, its minimum term must be 24 months and it must be issued for a minimum denomination of R$300 thousand.  CVM Ruling No. 488, enacted on December 16, 2010, established the procedures for public distribution of Financial Bills, by means of a program with multiple series that may be issued from time to time.

The Role of the Public Sector in the Brazilian Banking System

In light of the global financial crisis, on October 6, 2008, the Brazilian President enacted provisional regulations related to the use of international reserves of foreign currency by the Brazilian Central Bank in order to provide financial institutions with liquidity by means of rediscount and loan transactions.  Furthermore, on October 21, 2008, the Brazilian President enacted provisional regulations increasing the role of the public sector in the Brazilian banking system.  These regulations authorize (1) Banco do Brasil and Caixa Econômica Federal to directly or indirectly acquire controlling and non-controlling stakes in private and public financial institutions in Brazil, including insurance companies, social welfare institutions and capitalization companies; (2) the creation of Caixa Banco de Investimentos S.A., a wholly-owned subsidiary of Caixa Econômica Federal, with the objective of conducting investment banking activities; and (3) the Brazilian Central Bank to carry out currency swap transactions with the central banks of other countries.  Such provisional regulation was enacted into Law No. 11,908 on March 3, 2009.

Reserve and Other Requirements

Currently, the Brazilian Central Bank imposes a series of requirements on financial institutions regarding compulsory reserves.  Financial institutions must deposit these reserves at the Brazilian Central Bank.  The Brazilian Central Bank uses reserve requirements as a mechanism to control the liquidity of the Brazilian financial system.  Reserves imposed on current account, savings and time deposits represent almost the entirety of the amount that must be deposited at the Brazilian Central Bank.

Since the financial crisis of 2008, the CMN and the Brazilian Central Bank enacted measures to modify Brazilian banking laws in order to provide the financial market with greater liquidity.  By the end of 2010 and beginning of 2011, some of these measures were restored to levels existing prior to the crisis.  Currently the main provisions are the following:

•	Increases in the rate for demand deposit reserve requirements from 42.0% by July 2010 to a rate of 43.0% from July 2010 to July 2012, 44.0% from July 2012 to July 2014 and 45.0% as of July 2014;

•	Increases in the additional rate for demand and time deposit reserve requirements from 8.0% to 12.0% (for savings deposits the rate was maintained at 10.0%);

•
Limitation on deductibility from the additional rate for demand, savings and time deposit reserve requirements for financial institutions with consolidated Tier 1 Capital of (1) less than R$2 billion has been increased to R$3 billion, (2) equal to or greater than R$2 billion and less than R$5 billion has been increased from R$1.5 billion to R$2 billion, (3) equal to or greater than R$5 billion and less than R$15 billion has been set at R$1 billion, and (4) greater than R$15 billion has been established at zero;

•	Increase in the reserve requirement for time deposits from 15.0% to 20.0%;

•
Limitation on deductibility from time deposit reserve requirements for financial institutions with consolidated Tier 1 Capital of (i) less than R$2 billion has been increased from R$2 billion to R$3 billion, (ii) equal to or greater than R$2 billion and less than R$5 billion has been increased from R$1.5 billion to R$2 billion, (iii) greater than R$5 billion and less than R$15 billion has been set at R$1 billion, and (iv) greater than R$15 billion has been established at zero;

•	Financial bills issued by financial institutions have been exempted from reserve requirements; and

•
Creation of a cash reserve requirement for independent financial institutions with foreign exchange operations, corresponding to 60.0% of the assessment base over the average amount calculated based on the daily short position taken in foreign currencies in excess of the lower of (1) U.S.$1 billion or (2) the Tier I regulatory capital of the financial institution.  On October 24, 2008, pursuant to Circular No. 3,416, the Brazilian Central Bank enacted regulations permitting financial institutions to deduct the amount of voluntary installments of the ordinary contribution to the FGC from compulsory demand deposits.

On October 6, 2008, the Brazilian President ratified provisional regulations allowing the Brazilian Central Bank to: (1) acquire credit portfolios from financial institutions through rediscount operations; and (2) grant loans in foreign currencies in order to finance Brazilian export transactions.  Pursuant to CMN Resolution No. 3,622, dated October 9, 2008, as amended, the term of the rediscount operations and the loans in foreign currencies will be for up to 360 days.  After such term, the financial institution must repurchase its assets.  The repurchase price of the rediscount operation will correspond to the purchase price with interest charged at the SELIC rate plus 4.0% per annum.  The interest on foreign currency loans will be the London InterBank Offered Rate (LIBOR) for the relevant foreign currency plus a percentage fixed by the Brazilian Central Bank depending on market conditions.

The Brazilian Central Bank will acquire only credit portfolios and debentures issued by non-financial institutions rated as AA, A or B, according to Brazilian Central Bank rules.  The financial institutions must provide Brazilian Central Bank with guarantees that may vary from 120% to 170% of the credit portfolio value, depending on the credit portfolio risk rate, or guarantees that may vary from 120% to 140% of the debenture value, depending on its risk rate.  In relation to the foreign currency loans, financial institutions must also provide the Brazilian Central Bank with guarantees of 100% of the value of the loan.

In addition, on the rediscount operations, the Brazilian Central Bank may impose the following measures on financial institutions: (1) the obligation to pay additional amounts in order to meet the risk to which financial institutions may be exposed; (2) the adoption of more restrictive operational limits; (3) the restrictions on certain transactions or operational practices; (4) the rearrangement of the adequate liquidity level of the financial institution; (5) the suspension of dividends higher than the minimum required by law; (6) the prohibition of acts that may result in an increase of the remuneration of management; (7) the prohibition of the development of new lines of business; and (8) the prohibition of sales of assets.

Below are some of the current types of reserves:

Time Deposits (CDBs).  Pursuant to Circular No. 3,569, dated December 22, 2011, as amended by Circular No. 3,576, dated February 10, 2012, the Brazilian Central Bank currently imposes a reserve requirement of 20% in relation to time deposits, and requires that such reserve requirement of 20% be calculated in relation to the weekly arithmetic average balance of time deposits discounted by R$30.0 million.  At the end of each day, the amount of such securities shall be equivalent to 100% of the compulsory deposit requirements.  After calculating the required reserve amount, the respective financial institution should deposit an amount equivalent to the surplus of (1) R$3.0 billion for financial institutions with consolidated Tier 1 capital under R$2.0 billion; (2) R$2.0 billion for financial institutions with consolidated Tier 1 capital between R$2.0 billion and R$5.0 billion; (3) R$1.0 billion for financial institutions with consolidated Tier 1 capital between R$5.0 billion and R$15.0 billion; and (4) zero for financial institutions with regulatory capital higher than R$15.0 billion.  At the close of each day, the amount of such securities should be equivalent to 100% of the reserve requirement.

Additional Deposit Requirements.  Pursuant to Circular No. 3,144, dated August 14, 2002, as amended, the Brazilian Central Bank stipulated an additional reserve requirement on deposits raised by full service banks, investment banks, commercial banks, development banks, finance, credit and investment companies, real estate credit companies and savings and loan associations.  These institutions are required to deposit on a weekly basis highly liquid investments of the total sum of the following amounts discounted from R$1.0 billion in an interest-bearing account at the Brazilian Central Bank: (1) 12.0% of the mathematical average of funds from time deposits and other specific amount subject to the reserve requirement; (2) 10.0% of the mathematical average of funds from savings accounts subject to the reserve requirement; and (3) 12.0% of the mathematical average of funds from demand deposits subject to the reserve requirement.  These amounts must be discounted from: (1) R$3.0 billion for financial institutions with consolidated Tier 1 capital under R$2.0 billion; (2) R$2.0 billion for financial institutions with consolidated Tier 1 capital between R$2.0 billion and R$5.0 billion; (3) R$1.0 billion for financial institutions with consolidated Tier 1 capital between R$5.0 billion and R$15.0 billion , and (4) zero for financial institutions with regulatory capital higher than R$15.0 billion.  At the close of each day, the balance of such account should be equivalent to 100% of the additional reserve requirement.

Demand Deposits.  Pursuant to Circular No. 3,274, dated February 2, 2005, as amended and Circular No. 3,497, dated June 24, 2010, as a general rule, banks are currently required to deposit (1) 43.0% from July 2010 to July 2012, (2) 44.0% from July 2012 to July 2014, and (3) 45.0% as of July 2014 of the sum of the arithmetic average balance of demand deposits, previous notices, third-party funds in transit, collection of taxes and similar items, banker’s checks, debt assumption agreements related to transactions carried out in Brazil, obligations for the rendering of services of payment, proceeds from the realization of guarantees and deposits for investment in excess of R$44.0 million.  The calculation is made over a two-week period, beginning on Monday of the first week and ending on Friday of the following week.  At the end of each day, the balance of the bank’s accounts must be equivalent to at least 80.0% of the required deposit for the respective period.

On January 23, 2012, the Brazilian Central Bank enacted Circular No. 3,573, which set forth new rules in respect of the deduction of amounts linked to rural credit financing with agricultural funding for purposes of the requirements regarding compulsory reserves over demand deposits.  The Brazilian Central Bank allowed the deduction of amounts corresponding to the (1) daily average balance of the rural credit financings with agricultural funding relating to the 2012 second crop, to the 2012 winter crop and to the 2012 northeastern crop contracted between January 1, 2012 and June 30, 2012, and pegged in mandatory funds established in the Manual of Rural Lending; and (2) daily average balance of investments in Interfinancial Deposits Linked to Rural Lending, which funds shall be used in the transactions mentioned in (1) above; both (1) and (2) above limited to 5% of the requirement calculated under Circular No. 3,274, dated February 2, 2005.  The daily average balance indicated in (1) and (2) above relates to the business days of the calculation period of the compulsory reserves over demand deposits.

Rural Lending.  According to the Manual of Rural Lending, as published by the Brazilian Central Bank, financial institutions are required to maintain a daily average balance of rural lending not lower than 25.0% of the daily balance of all accounts subject to compulsory reserve requirements.  Financial institutions must provide the Brazilian Central Bank with evidence of compliance with such requirement by the fifth business day of each month.  A financial institution that does not meet this requirement will be subject to payment of fines (calculated over the daily difference between the requirement and the portion actually used for rural lending) and a pecuniary penalty or, at the financial institution’s discretion, to deposit the unused amount until the last business day of the subsequent month in a noninterest bearing account maintained with the Brazilian Central Bank.

Repurchase Agreements, Export Notes, etc.  The Brazilian Central Bank at times has established a reserve requirement for certain types of financial transactions, such as repurchase agreements, export notes, derivative transactions and certain types of assignments.  This reserve requirement is currently set at zero, pursuant to Circular No. 2,820, dated May 27, 1998.

Guarantees.  The Brazilian Central Bank at times has established a reserve requirement that a financial institution deposit in a noninterest-bearing account with the Brazilian Central Bank an amount equivalent to 60.0% of the total amount of guarantees given by such financial institution in relation to loans and financings entered into by non-financial legal entities and individuals.

Savings Accounts.  Pursuant to Circular No. 3,093, dated March 1, 2002, as amended, and CMN Resolution No. 3,023, dated October 11, 2002, as amended, the Brazilian Central Bank currently requires Brazilian financial institutions to deposit on a weekly basis, in an interest-bearing account with the Brazilian Central Bank, an amount in cash equivalent to 15.0% of the average weekly aggregate balance of savings accounts, during the second week from the week for which the calculation was made.  In addition, a minimum of 65.0% of the total amount of deposits in savings accounts must be used to finance the housing or housing construction sector.

Reinvestment of Deposits Linked to Interbank Rates.  Financial institutions are permitted to accept deposits with interest calculated by reference to the Average Interbank Interest Rate (Taxa Básica Financeira), subject to a reserve requirement and provided that such deposits are made in observance of the minimum terms provided in specific regulation.

In summary, the following table sets forth the reserve and lending requirements to which we are subject for each category of funding:

Product	December 31, 2010	As of December 31, 2011	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	29%	28%	Loans and Cash	6.75% p.a. and Zero for Cash
Microcredit loans(2)	2%	2%	Loans and Cash	Cap rate: 2% p.m. and Zero for Cash
Reserve requirements	43%	43%	Cash	Zero
Additional reserve requirements	12%	12%	Cash	SELIC
Free funding(3)	14%	15%
Savings accounts
Mortgage loans	65%	65%	Loans and Cash	Cap of TR + 12% p.a. and TR + 6.17% for Cash
Reserve requirements	20%	20%	Cash	TR + 6.17% p.a.
Additional reserve requirements	10%	10%	Cash	SELIC
Free funding(3)	5%	5%
Time deposits
Reserve requirements	20.0%	20.0%
In cash or credit(4)	7.2%	7.2%	Cash or Credit	SELIC for Cash
In cash	12.8%	12.8%	Cash	SELIC
Additional reserve requirements	12%	12%	Cash	SELIC
Free funding(3)	68.0%	68.0%

(1)
Rural credit loans are loans to agricultural customers, of which R$4.3 billion and R$4.9 billion were outstanding as of December 31, 2011 and December 31, 2010, respectively.  On July 01, 2011, there was a reduction in the interest rate of 29% to 28%, which had been expected pursuant to CMN Resolution No. 3,746 dated as of June 30, 2009.  This rate will continue to decrease in coming years to 27% on July 07, 2012 and 26% on July 7, 2013.

(2)	Microcredit loans are loans to very small businesses, of which R$209.8 million and R$216.1 million were outstanding as of December 31, 2011 and December 31, 2010, respectively.

(3)	Free funding is the amount of each category of funding we are free to use for any purpose.

(4)	Includes only credit acquired up to December 31, 2011 from financial institutions having net capital of less than R$2.5 billion.

On July 28, 2011 the CMN enacted Resolution No. 3,998, effective as of August 22, 2011, which requires that financial institutions in Brazil register assignments of the following types of credit transactions: (1) payroll loans and (2) vehicle leases.  Under CMN Resolution No. 3,998, financial institutions must appoint an officer responsible for registration procedures and specified controls related to these credit transactions and the assignment thereof.  The information required to be disclosed upon registration of these credit transactions and their assignment includes: (1) name of the assignor and assignee, (2) name of the financial institution that granted the underlying credit, (3) certain information with respect to the credit transaction being assigned (e.g., identity of the debtor, specified dates, any guarantees, amounts payable, installments, etc.) and (4) details of the credit assignment transaction (e.g., amounts assigned, portion of the credit transaction subject to the assignment, specified dates, any guarantees involved).  Such registration must be made before a clearing house duly authorized to act as such by the Brazilian Central Bank.

On December 22, 2011, the Brazilian Central Bank issued Circular No. 3,569 (“Circular 3,569/11”), amended on February 10, 2012 by Circular No. 3,576 (“Circular 3,576/12”), consolidating and redefining term deposit reserve requirements applicable to commercial banks, multiservice banks, development banks, investment banks, foreign exchange banks, savings banks and credit, financing and investment companies.  The percentage of term deposit reserves eligible to earn interest will be limited to 80% beginning February 2012, 75% beginning April 2012, 70% beginning June 2012 and 64% beginning August 2012.  The Brazilian Central Bank also (1) redefined the limitation on deductibility from time deposit reserve requirements for transactions where the counterparty is a smaller financial institution and (2) reduced the Tier 1 Regulatory Capital criterion (Patrimônio de Referência, Nível I) applicable to smaller financial institutions from R$2.5 billion to R$2.2 billion for purposes of deductibility from time deposit reserve requirements.  Interbank deposit transactions with a smaller financial institution for purposes of such deduction must be concluded before June 29, 2012.  In addition, the reduction of term deposit reserve requirements of R$1 billion now applies to financial institutions with Tier I Regulatory Capital ranging from R$5 billion to R$15 billion, instead of from R$5 billion to R$7 billion as previously set forth by Circular No. 3,569/11.

Credit Card Regulations

On November 25, 2010, the CMN enacted Resolution No. 3,919 which established new rules applicable to the fees charged for services rendered by financial institutions, including specific rules regarding the information to be disclosed in credit card invoices, the types of fees that can be charged and the requirement that financial institutions offer clients the option of a credit card with certain basic services.  The new rules took effect on March 1, 2011.  On September 29, 2011, CMN Resolution No. 3,919 was amended by CMN Resolution No. 4,021, which established new rules for fees that can be charged by financial institutions for providing services relating to over-the-counter exchange transactions for the purchase or sale of foreign currency in respect of international travel, and set forth the requirement for reporting the total effective value of such transactions.  Pursuant to CMN Resolution No. 4,021, financial institutions were required to implement the new rules before January 2, 2012.

On November 25, 2010, the Brazilian Central Bank issued Circular No. 3,512 which established a minimum monthly amount that credit card holders must pay on outstanding credit card balances, which was set at 15% as of June 2011.  On July 18, 2011, Circular No. 3,512 was amended by Circular No 3,549, which established that the rules for payment of a minimum amount by credit card holders is not applicable to credit cards for which payment is carried out by means of direct withdrawal from the payroll.

Asset Composition Requirements

Pursuant to CMN Resolutions No. 2,283, dated June 5, 1996, and 2,669, dated November 25, 1999, as amended, permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred charges) of Brazilian financial institutions may not exceed 50.0% of the sum of their referenced shareholders’ equity, calculated in accordance with the criteria established by the Brazilian Central Bank.

According to CMN Resolution No. 2,844, dated June 29, 2001, as amended, Brazilian financial institutions may not have more than 25.0% of their referenced shareholders’ equity allocated to credit transactions (including guarantees) extended to the same customer (including its parent, affiliates and subsidiaries) or in securities of any one issuer, and may not act as underwriter (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their referenced shareholders’ equity.

Pursuant to CMN Resolution No. 3,339, dated January 26, 2006, repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution’s shareholders’ equity, as adjusted in accordance with Brazilian Central Bank regulations.  A financial institution may hold repurchase transactions only in an amount up to thirty times its adjusted shareholders’ equity.  Within that limit, repurchase transactions involving private securities may not exceed five times the amount of adjusted shareholders’ equity.  Limits on repurchase transactions involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Brazilian Central Bank.

The Brazilian Central Bank has issued regulations (Circular No. 3,086, dated February 15, 2002, as amended, and Circular 3,068, dated November 8, 2001, as amended) for the classification and valuation of securities and derivative financial instruments — including government securities — owned by financial institutions, based on the investment strategy of the financial institution.  Under these regulations, securities and derivatives are to be classified into three categories — trading, available for sale and held to maturity.  “Trading” and “available for sale” securities are to be marked-to-market with effects in income and shareholders’ equity, respectively.  Securities classified as “held to maturity” are recorded at cost.  Derivatives are marked-to-market and recorded as assets and liabilities in the balance sheet.  Changes in the market value of the derivatives are generally recognized in income with certain modifications, if these are designated as hedges and qualify for hedge accounting under the regulations issued by the Brazilian Central Bank.  Securities and derivatives in the “held to maturity” portfolio may be hedged for accounting purposes, but their increase or decrease in value derived from the marked-to-market accounting method should not be taken into account.

Foreign Currency Loans

The Regulation of Exchange Market and International Capitals (Regulamento do Mercado de Câmbio e Capitais Internacionais, or the “RMCCI”) of the Brazilian Central Bank contains a complete set of rules involving the exchange market, Brazilian capital abroad and foreign capital in Brazil.

Individuals or legal entities domiciled in Brazil are allowed to enter into credit transactions with creditors domiciled abroad, without the need to obtain a prior approval from the Brazilian Central Bank in connection with the inflow of funds into Brazil, pursuant to CMN Resolution No. 3,844, dated March 23, 2010.  Financial institutions and leasing companies are allowed to raise funds abroad and freely apply such funds in the local market.  Lending such funds to other financial institutions, individuals or non-financial entities is also permitted.  These onlendings take the form of loans denominated in Brazilian currency but indexed to the U.S. dollar, and their terms must mirror the terms of the original transaction.  The interest rate charged must also conform to international market practices and, in addition to the original cost of the transaction, the financial institution may charge only an on-lending commission.

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

The registration in such Module RDE-ROF shall be effected by the borrower or by its representative by providing the Brazilian Central Bank with the relevant information regarding (1) the parties of the transaction, (2) the financial conditions and the term for effecting the payment of principal, interest and other encumbrances, (3) the confirmation letter of the creditor, confirming the conditions of the transaction, and (4) any other information requested by the Brazilian Central Bank through the SISBACEN.

As a general rule, registrations are automatically granted by the issuance of the RDE-ROF number of the transaction.  Exceptions to this general rule are applicable when the costs of the transaction are not compatible with prevailing market conditions and practice and the structure of the transaction does not fit within the existing standards of the electronic system.  So long as the Brazilian Central Bank does not object to the registration within five business days, then the registration is complete.  Without such initial registration, interested parties are neither able to receive funds in Brazil nor to remit the funds outside of Brazil.  After the inflow of the funds, the borrower shall register the payment schedule in the Module RDE-ROF, which is necessary for remittances abroad of principal, interest and charges, and for the shipment of goods.

Financial institutions that fail to provide required information to the Brazilian Central Bank with respect to foreign exchange transactions or that provide incomplete or inaccurate information are subject to penalties.

On March 4, 2009, the CMN enacted Resolution No. 3,689, which authorizes the Brazilian Central Bank to lend U.S. dollars to Brazilian banks in order for the banks to pay foreign debts incurred by their branches abroad.

Pursuant to Circular No. 3,474 enacted on November 13, 2009, the financial derivatives (such as options, term agreements, future contracts or swaps) related to the cost of an on-lending transaction executed between Brazilian residents and non-residents of Brazil shall be registered with the financial settlement system duly authorized by the Brazilian Central Bank or the CVM.

On March 1, 2012 the Brazilian Central Bank issued Circular No. 3,580 (“Circular No. 3,580”) which amended the Regulations of the Foreign Exchange and International Capitals Market (RMCCI) and established limitations to export financings.  According to Circular No. 3,580, as of its enactment export pre-payments can only be granted by the importer and for a limited term of up to 360 days.  The measure is aimed at avoiding further appreciation of the real against foreign currencies.

Foreign Currency Position

Transactions involving the sale and purchase of foreign currency in Brazil may be conducted only by institutions duly authorized by the Brazilian Central Bank to operate in the foreign exchange market.  The Brazilian Central Bank currently does not impose limits on foreign exchange short positions (that is, where the aggregate amount of the purchases of foreign currency is less than the amount of the sales) of institutions authorized to operate in foreign exchange markets.  Banks may hold long positions (that is, when the aggregate amount of purchases of foreign currency is greater than the amount of sales) in the foreign exchange market up to a certain proportion of the amount of their adjusted net worth.  In accordance with Circular No. 3,401, dated August 15, 2008, other institutions within the national financial system are not allowed to have long positions in foreign currency, although there are no limits with respect to foreign exchange short positions.

The Brazilian Central Bank imposes a limit on the net exposure of Brazilian financial institutions and their affiliates to assets and debt subject to foreign currency and gold fluctuation.  The limit is currently equivalent to 30.0% of the institution’s adjusted shareholders’ equity, pursuant to CMN Resolution No. 3,488, dated August 29, 2007.

Penalties for non-compliance with foreign currency position limits range from compulsory sale of foreign currency to revocation of authorization to operate in the foreign exchange market.

On January 26, 2012, the CMN enacted Resolution No. 4,051, setting forth that securities brokerage firms, securities dealerships and foreign exchange brokerage firms can carry on foreign exchange transactions with clients for prompt settlement of up to U.S.$100 thousand.  Furthermore, CMN Resolution No. 4,051 also establishes that the reference for the granting of advances on foreign exchange contracts (ACC) and advances on delivered commercial papers (ACE) relating to foreign exchange agreements for services export shall be the services indicated by the Ministry of Development, Industry and Foreign Trade.  Finally, CMN Resolution No. 4,051 consolidates the rules in effect about export in general.

Treatment of Overdue Debts

Pursuant to CMN Resolution No. 2,682, dated December 21, 1999, as amended, the Brazilian Central Bank requires financial institutions to classify credit transactions in accordance with their level of credit risk—as one of AA, A, B, C, D, E, F, G or H—and make provisions according to the level attributed to each transaction.  Such credit classifications shall be determined in accordance with criteria set forth from time to time by the Central Bank relating to: (1) the condition of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, administration and quality of controls, delay in payments, contingencies and credit limits; and (2) the terms of the transaction, such as its nature and purpose, type of collateral and, in particular, its level of liquidity and the total amount of the credit.  Where there are several credit transactions involving the same customer, economic group or group of companies, the credit risk must be determined by analyzing the particular credit transaction of such customer or group which represents the greatest credit risk to the financial institution.

Credit transactions of up to R$50 thousand may be classified either by the financial institution’s own evaluation method or according to the number of days such transaction is past due, whichever is the more stringent.

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

•
every six months, in the case of transactions involving the same customer, economic group or group of companies, the amount of which exceeds 5.0% of the adjusted net worth of the financial institution in question; and

•
once every twelve months, in all circumstances, except in the case of credit transactions with a customer whose total liability is lower than R$50 thousand, the classification of which may be reviewed as provided in above.  Such R$50 thousand limit may be amended by the Brazilian Central Bank from time to time.

Failure to comply with the requirements established by the Brazilian Central Bank will result in the reclassification of any transaction to risk level H.

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

The allowances for credit losses reflected in our IFRS consolidated financial statements are not based on the above criteria but rather on the criteria described under “Item 5.  Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Impairment Losses on Financial Assets”.  Such allowances are greater in the reported periods than the allowances required under Brazilian Central Bank rules.

Transactions with Affiliates

Law No. 7,492 of June 16, 1986, which defines crimes against the Brazilian financial system, defines as a crime the extension of credit by a financial institution to any of its directors or officers and certain of such individuals’ family members and any entity controlled directly or indirectly by such financial institution or which is subject to common control with such financial institution (except loans to leasing subsidiaries).  Violations of Law No. 7,492 are punishable by two to six years’ imprisonment and a fine.  On June 30, 1993, the CMN issued Resolution No. 1,996, which requires any such transaction to be reported to the Public Ministry’s office.

Compensation of Directors and Officers of Financial Institutions

On November 25, 2010, the CMN issued Resolution No. 3,921 which established new rules related to the compensation of directors and officers of financial institutions, requiring that financial institutions establish a compensation policy for directors and officers.  The compensation of directors and officers can be fixed or variable.  Variable compensation may be based on specific criteria set forth in CMN Resolution No. 3,921 and is required to be compatible with the financial institution’s own risk management policies.  At least 50% of variable compensation must be paid in stock or stock-based instruments and at least 40% of variable compensation must be deferred for future payment by at least 3 years.  These new rules are effective as from January 1, 2012.

Facilitation of Financial Sector Consolidation

The Brazilian government established a set of rules with the purpose of facilitating corporate reorganizations among financial institutions.  These rules assure the liquidity and solvency of the National Financial System and protect depositors’ and investors’ interests.  The main measures include: (1) granting the Brazilian Central Bank power to determine mandatory capitalization and to regulate the transfer of control and/or corporate restructuring of financial institutions; (2) the establishment by the Brazilian Central Bank of a special credit facility, known as the Programa de Estímulo à Reestruturação e ao Fortalecimento do Sistema Financeiro Nacional (the Program for the Improvement and Enhancement of the National Financial System, or the “PROER”), for the specific purpose of financing financial institutions which acquire control or assets and obligations of other financial institutions or whose control is transferred to third parties; and (3) the creation of certain tax benefits for financial institutions that are financed by the PROER.

The PROER was created to protect savings and investments in Brazil.  The PROER allowed the Brazilian Central Bank to intervene to protect against failures of financial institutions facing liquidity crises.  The creation of the PROER streamlined the process by which the government could acquire control of a failing financial institution and granted the Brazilian Central Bank authority to determine an appropriate course of action to prevent failure of any such financial institution, whether through a capital increase, merger, spin-off or otherwise.  Non-compliance by a financial institution with any such determinations by the Brazilian Central Bank could make such financial institution subject to the Temporary Special Administration Regime (Regime de Administração Temporária), as described below.  The intention of the government in establishing the PROER was to strengthen prudent supervision of financial institutions by means of verification of liquidity and asset quality.  These measures were similar to current measures being implemented in the United States and Europe in response to the global financial crisis.

Deposit Insurance

On November 16, 1995, the Brazilian Central Bank approved the by-laws and applicable regulations of the FGC, the purpose of which is to guarantee the payment of funds deposited with financial institutions in case of intervention, liquidation, bankruptcy or insolvency.  The FGC is funded by contributions made by the financial institutions in the amount of up to 0.0125%, as determined by the board of directors of the FGC, of the total amounts of: (1) demand deposits, (2) deposits in investment accounts, (3) savings deposits, (4) time deposits, (5) bills of exchange (letras de câmbio), (6) real estate bills (letras imobiliárias), (7) mortgage bills (letras hipotecárias) and real estate financing credits (letras de crédito imobiliário), for which the financial institutions were liable during the month preceding the calculation date.  Delay in performing such contributions is subject to a penalty of 2.0% over the amount of the contribution.

The FGC is managed by a board of directors, the members of which are appointed by the National Confederation of Financial Institutions (Confederação Nacional de Instituições Financeiras) and by an executive commission, whose members are appointed by the board of directors and confirmed by the Brazilian Central Bank.  The total amount of credit in the form of demand deposits, savings deposits, time deposits, bills of exchange, real estate bills and mortgage bills due to each customer by a financial institution (or by financial institutions of the same financial group) will be guaranteed by the FGC for up to a maximum of R$70 thousand per customer, pursuant to Circular No. 3,931, dated December 3, 2010.  When the assets of the FGC reach 2.0% of the total amounts they guarantee, the CMN may temporarily suspend or reduce the contribution of financial institutions to the FGC.  The volume of deposits that financial institutions can accept with the guarantee granted by FGC will be reduced by 20% every year from January 2012 to January 2016, thereby ending such insurance by 2016.  On March 26, 2009, the CMN enacted Resolution No. 3,692 authorizing financial institutions to raise funds by means of time deposits guaranteed by the FGC for a maximum of R$20 million provided that such deposits (1) have a minimum term of six months and a maximum term of sixty months, (2) not be callable before their term, and (3) be limited to (a) R$20 million per deposit of the same bank, and (b) twice the bank’s Tier I reference net worth calculated on December 31, 2008 or the sum of the balance of the bank’s time deposits with the balance of the bank’s liabilities in connection with bills of exchange on June 30, 2008, whichever is higher, limited to R$5 billion.

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

The internal auditing department reports directly to the executive officers or management of the institution, as applicable.  The external auditors are responsible for issuing a report on the internal control system.

Rules about the Collection of Bank Fees

The collection of bank fees and commissions is extensively regulated by the CMN and by the Brazilian Central Bank.  CMN Resolution No. 3,919, effective as of March 1, 2011, amended the existing rules seeking standardization of the collection of bank fees and the cost of credit transactions for individuals.  According to these rules, bank services to individuals are divided into the following four groups: (1) essential services; (2) priority services; (3) special services; and (4) specific or differentiated services.  Banks are not able to collect fees in exchange for supplying essential services to individuals with regard to checking accounts, such as (1) supplying a debit card; (2) supplying ten checks per month to accountholders who meet the requirements to use checks, as per the applicable rules; (3) supplying a second debit card (except in cases of loss, theft, damage and other reasons not caused by the bank); (4) up to four withdrawals per month, which can be made at a branch of the bank, using checks or in ATM terminals; (5) supplying up to two statements describing the transactions during the month, to be obtained through ATM terminals; (6) inquiries over the internet; (7) up to two transfers of funds between accounts held by the same bank, per month, at a branch, through ATM terminals or over the internet; (8) clearing checks and (9) supplying a consolidated statement describing, on a month-by-month basis, the fees charged over the preceding year with regard to checking accounts and savings accounts.  Certain services rendered to individuals with regard to savings accounts also fall under the category of essential services and, therefore, are exempt from the payment of fees.  CMN Resolution No. 3,919 prohibits banks from collecting fees for supplying essential services in connection with deposit and savings accounts where clients agree to access and use their accounts by electronic means only.  In the case of these exclusively electronic deposit and savings accounts, banks are only authorized to collect fees for supplying essential services when the client voluntarily elects to obtain personal service at the banks’ branches or client service locations.

Priority services are the ones rendered to individuals with regard to checking accounts, transfers of funds, credit transactions, leasing, standard credit cards, over-the-counter exchange transactions for the purchase or sale of foreign currency in respect of international travel and records and are subject to the collection of fees by the financial institutions only if the service and its nomenclature are listed in its Appendix I.  CMN Resolution No. 3,919 also states that commercial banks must offer to their individual clients a “standardized package” of priority services, whose content is defined by Appendix I.  Banking clients must have the option to acquire individual services, instead of adhering to the package.

The collection of fees in exchange for the supply of special services (including, among others, services relating to rural credit, currency exchange market and on-lending of funds from the real estate financial system, for example) are still governed by the specific provisions found in the laws and regulations relating to such services.  The regulation authorizes financial institutions to collect fees for the performance of specific services, provided that the account holder or user shall be informed of the conditions for use and payment or the fee and charging method are defined in the contract.  Some of the specific services are (1) approval of signatures; (2) management of investment funds; (3) rental of safe deposit boxes; (4) courier services; (5) custody and brokerage services, (6) endorsement of clients debts (aval, or guarantee); and (7) foreign currency exchange, among others.

Other changes included in CMN Resolution No. 3,919 are: (1) prohibition from charging fees for amending adhesion contracts, except in the cases of asset replacement in leasing transactions and early liquidation or amortization, cancelation or termination; (2) prohibition from including services related to credit cards and other services not subject to fees in service packages that include priority, special and/or differentiated services; (3) subscription to service packages must be through a separate contract; (4) information given to the customer with respect to a service package must include the value of each service included in the package, the number of times that each service may be utilized per month, and the total price of the package; (5) a customer’s annual banking statement must separately identify default interest, penalties and other costs charged on loans and leasing transactions; (6) registration fees cannot be cumulatively charged; (7) overdraft fees can be charged, at most, once over the course of 30 days.

CMN Resolution No. 3,919 also established new rules applicable to credit card, including types of fees that can be charged for services rendered by financial institutions, information to be disclosed in credit card invoices and agreement and creation of two types of credit cards: (1) a basic credit card with certain basic services, which was classified as a prior service; and (2) a differentiated credit card, with rewards and other benefits to the consumer, which was classified as a differentiated service.  In addition, Brazilian Central Bank Circular No. 3,512 established a minimum amount that credit card holders must pay monthly on outstanding credit card balances: 15.0% as of June 2011.  On July 18, 2011, Circular No. 3,512 was amended by Circular No 3,549, which established that the rules for payment of a minimum amount by credit card holders is not applicable to credit cards for which payment is carried out by means of direct withdrawal from the payroll.

In addition, CMN regulations establish that all debits related to the collection of fees must be charged to a bank account only if there are sufficient funds to cover such debits in such account thus forbidding overdrafts caused by the collection of banking fees.  Furthermore, a minimum of 30 days notice must precede any increase or creation of fees (except if related to credit card services, when a minimum of 45 days notice is required), while fees related to priority services and the “standardized package” can be increased only after 180 days from the date of the last increase (except if related to credit card services, when a minimum of 365 days notice is required) (whereas reductions can take place at any time).

Brazilian Payment and Settlement System

The rules for the settlement of payments in Brazil are based on the guidelines adopted by the Bank of International Settlements, or “BIS”, and the current Brazilian Payment and Settlement System began operating in April 2002.  The Brazilian Central Bank and CVM (in respect of transactions with securities) have the power to regulate and supervise this system.  Pursuant to these rules, all clearinghouses are required to adopt procedures designed to reduce the possibility of systemic crises and to reduce the risks previously borne by the Brazilian Central Bank.  The most important principles of the Brazilian Payment and Settlement System are:

•
the existence of two main payment and settlement systems: real time gross settlements, using the reserves deposited with the Brazilian Central Bank; and deferred net settlements, through the clearinghouses;

•	the clearinghouses, with some exceptions, will be liable for the payment orders they accept; and

•
bankruptcy laws do not affect the payment orders made through the credits of clearinghouses nor the collateral granted to secure those orders.  However, clearinghouses have ordinary credits against any participant under bankruptcy laws.

Insolvency Laws Concerning Financial Institutions

Financial institutions are subject to the proceedings established by Law No. 6,024 of March 13, 1974 (which establishes the applicable provisions in the event of intervention or extra-judicial liquidation by the Brazilian Central Bank) as well as to bankruptcy proceedings.

Intervention and extra-judicial liquidation occur when the Brazilian Central Bank has determined that the financial institution is in bad financial condition or upon the occurrence of events that may impact the creditors’ situation.  Such measures are imposed by the Brazilian Central Bank in order to avoid the bankruptcy of the entity.

Intervention

Pursuant to Law No. 6,024/74, the Brazilian Central Bank has the power to appoint someone to intervene in the operations or to liquidate any financial institution other than public financial institutions controlled by the Brazilian federal government.  An intervention may be carried out at the discretion of the Brazilian Central Bank if it can be determined that:

•	due to mismanagement, the financial institution has suffered losses leaving creditors at risk;

•	the financial institution has consistently violated Brazilian banking laws or regulations; or

•	intervention is a feasible alternative to the liquidation of the financial institution.

As of the date on which it is ordered, the intervention will automatically: (1) suspend the enforceability of the payable obligations; (2) prevent early termination or maturity of any previously contracted obligations; and (3) freeze deposits existing on the date on which the intervention is decreed.  The intervention will cease (1) if interested parties undertake to continue the economic activities of the financial institution, by presenting the necessary guarantees, as determined by the Brazilian Central Bank; (2) when the situation of the entity is regularized as determined by the Brazilian Central Bank; or (3) when extra-judicial liquidation or bankruptcy of the entity is ordered.

Intervention may also be ordered upon the request of a financial institution’s management.

Any such intervention period shall not exceed six months, which, by decision of the Brazilian Central Bank, may be extended only once for up to six additional months.  The intervention proceeding will be terminated if the Brazilian Central Bank establishes that the irregularities that have triggered an intervention have been eliminated.

Otherwise, the Brazilian Central Bank may extra-judicially liquidate the financial institution or authorize the intervener to file for voluntary bankruptcy currently governed by Law No. 11,101 (as of February 9, 2005, the new Brazilian Bankruptcy and Restructuring Law or the “NBRL”), among other situations, if the assets of the financial institution subject to intervention are insufficient to satisfy at least 50% of the amount of its outstanding unsecured debts.

Extra-judicial Liquidation

Extra-judicial liquidation is an administrative proceeding decreed by the Brazilian Central Bank (except that it is not applicable to financial institutions controlled by the Brazilian federal government) and conducted by a liquidator appointed by the Brazilian Central Bank.  This extraordinary measure aims at terminating the activities of the affected financial institution, liquidating its assets and paying its liabilities, as in a judicially decreed bankruptcy.

The Brazilian Central Bank will extra-judicially liquidate a financial institution if:

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

•
upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within ninety days or, if initiated, the Brazilian Central Bank determines that the pace of the liquidation may harm the institution’s creditors.

The decree of extra-judicial liquidation will: (1) suspend the actions or foreclose on rights and interests relating to the estate of the entity being liquidated, while no other actions or executions may be brought during the liquidation; (2) accelerate the obligations of the entity; and (3) interrupt the statute of limitations with regard to the obligations assumed by the institution.

Extra-judicial liquidation procedures may be terminated:

•	by discretionary decision of the Brazilian Central Bank if the parties involved undertake the administration of the financial institution after having provided the necessary guarantees; or

•	when the final accounts of the receiver are delivered and approved and subsequently registered in the relevant public records; or

•	when converted into ordinary liquidation; or

•	when a financial institution is declared bankrupt.

A request for liquidation procedures can also be filed on reasonable grounds by the officers of the respective financial institution or by the receiver appointed by the Brazilian Central Bank in the receivership procedure.

Temporary Special Administration Regime (Regime de Administração Especial Temporária or “RAET”)

In addition to the intervention procedures described above, the Brazilian Central Bank may also establish RAET, under Law No. 9,447, dated March 14, 1997 combined with Law No. 6,024/74, which is a less severe form of the Brazilian Central Bank intervention in private and non-federal public financial institutions that allows institutions to continue to operate normally.  The RAET may be ordered in the case of an institution which:

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

There is no minimum term for a RAET, which ceases upon the occurrence of any of the following events:  (1) acquisition by the Brazilian federal government of control of the financial institution, (2) corporate restructuring, merger, spin-off, amalgamation or transfer of the controlling interest of the financial institution, (3) decision by the Brazilian Central Bank, or (4) declaration of extra-judicial liquidation of the financial institution.

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

In addition, two laws introduced in 1995 affect the priority of repayment of creditors of Brazilian banks in the event of their insolvency, bankruptcy or similar proceedings.  First, Law No. 9,069 confers immunity from attachment on compulsory deposits maintained by financial institutions with the Brazilian Central Bank.  Such deposits may not be attached in actions by a bank’s general creditors for the repayment of debts.  Second, Law No. 9,450 requires that the assets of any insolvent bank funded by loans made by foreign banks under trade finance lines be used to repay amounts owing under such lines in preference to those amounts owing to the general creditors of such insolvent bank.

Cancellation of Banking License

The Banking Reform Law, together with specific regulations enacted by the CMN’s Resolution No. 1,065 enacted on December 5, 1985, provides that some penalties can be imposed upon financial institutions in certain situations.  Among them, a financial institution may be subject to the cancellation of its license to operate and/or to perform exchange transactions.  Such cancellations are applicable under certain circumstances established by the Brazilian Central Bank as, for instance, in case of repeated violation of the Brazilian Central Bank regulations by the management of the financial institution or negligence in pursuing adequate banking practices concerning its exchange activities.

In addition, the Brazilian Central Bank may, pursuant to CMN’s Resolution No. 3,040 of November 28, 2002, cancel the financial institution’s authorization to operate if it determines that one or more of the following situations exist at any time: (1) operational inactivity, without acceptable justification, (2) the institution is not located at the address provided to the Brazilian Central Bank, (3) failure to send to the Brazilian Central Bank for over four months, without acceptable justification, the consolidated financial statements required by the regulations in effect, and (4) failure to observe the timeframe for commencement of activities.  The cancellation of a banking license may only occur after the appropriate administrative proceeding is carried out by the Brazilian Central Bank.

Anti-Money Laundering Regulations and Banking Secrecy

Under Circular 3,461 enacted by the Brazilian Central Bank on July 24, 2009, regulated by Circular No. 3,430 enacted on February 11, 2010, consolidating and improving the Brazilian anti-money laundering legislation, financial institutions must:

(1)           keep up-to-date records regarding their customers (including statements of purpose and nature of transactions and the verification of characterization of customers as politically-exposed individuals).  Circular No. 3,430 gives examples of who may be considered permanent and occasional customers for purposes of record requirements;

(2)           adopt preventive policies and internal proceedings;

(3)           record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money, including specific registries of issuances or recharging of prepaid cards;

(4)           keep records of transactions or groups of turnover of funds carried out by individuals or entities belonging to the same group of companies in a total amount exceeds R$10 thousand in a calendar month or which reveal a pattern of activity that suggests a scheme to avoid identification;

(5)           review transactions or proposals the features of which may indicate criminal intentions;

(6)           keep records of every transfer of funds related to, among others (a) deposits, wire transfers and checks, and (b) the issuance of checks and order of payments, in amounts that exceed R$1 thousand; and

(7)           notify the relevant authority within time frames ranging from one business day from a proposed transaction to five business days from the end of the calendar month of any transaction that is considered suspect by the financial institution.

The financial institutions must inform the Brazilian Central Bank (without notifying the customer) of any transactions of the type referred to under (3) and (4) above that exceeding R$10 thousand.  Notwithstanding this threshold, the financial institutions must review transactions which characteristics may indicate the existence of a crime and inform the Brazilian Central Bank within twenty-four hours of the proposed or executed transaction, in accordance with Law No. 9,613 of March 3, 1998.  The records referred to above must be kept for five to ten years, depending on the nature of the information, from the end of the relationship with the customer.

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

On March 3, 1998, the Brazilian government created the Conselho de Controle de Atividades Financeiras (the Council of Control of Financial Activities, or “COAF”), which operates under the Ministry of Finance.  The purpose of the COAF is to investigate, examine, identify and impose administrative penalties in respect of, any suspicious or unlawful activities related to money laundering in Brazil.  The COAF is composed of a president nominated by the Ministry of Finance and appointed by the President and eight members of the council, one of whom is appointed by each of the following entities: (1) the Brazilian Central Bank; (2) the CVM; (3) the Ministry of Foreign Affairs; (4) the SUSEP; (5) the Federal Revenue Service (the Secretaria da Receita Federal); (6) the Office of the Attorney-General of the National Treasury; (7) the Federal Police Department; and (8) the Federal Intelligence Agency.  The term of office of each of the president and the other members of the council is three years.

Brazilian financial institutions are also subject to strict bank confidentiality regulations and must maintain the secrecy of their banking operations and services provided to their customers.  The only circumstances in which information about customers, services or transactions of Brazilian financial institutions or credit card companies may be disclosed to third parties are the following: (1) the disclosure of information with the express consent of the interested parties; (2) the exchange of information between financial institutions for record purposes; (3) the supply to credit reference agencies of information based on data from the records of issuers of bank checks drawn on accounts without sufficient funds and defaulting debtors; and (4) as to the occurrence or suspicion that criminal or administrative illegal acts have been performed, in which case the financial institutions and the credit card companies may provide the competent authorities with information relating to such criminal acts when necessary for the investigation of such acts.  Complementary Law No. 105/01 also allows the Brazilian Central Bank or the CVM to exchange information with foreign governmental authorities, provided that a specific treaty has previously been executed.

Politically Exposed Individuals

Pursuant to Circular No. 3,461, enacted by the Brazilian Central Bank on July 24, 2009, financial institutions and other institutions authorized to operate by the Brazilian Central Bank must take certain actions to establish business relationships with and to follow up on financial transaction of customers who are deemed to be politically exposed individuals.

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

Independent Auditors

All financial institutions must be audited by independent auditors.  Financial institutions may engage only an independent auditor duly registered with the CVM and certified as a specialist in banking analysis by the Brazilian Central Bank.  Financial institutions must replace the person, officer, manager, supervisor or any of its members responsible for their independent accounting firm work at least every five years.  Former accountants can be rehired only after three complete years have passed since their prior service.

In addition to audit reports, independent auditors must also:

•
review during the execution of audit procedures, to the extent deemed necessary, the financial institution’s internal risk management controls and procedures, including in relation to its electronic data processing system, and identify any potential failings;

•	report on the financial institution’s non-compliance with any applicable regulation to the extent it is material to its consolidated financial statements or activities; and

•
report presenting non-compliance to any applicable rules and regulations which may have a significant impact on the consolidated financial statements or operations of the entity (Report of Circular 3,467), revision of the criteria adopted to the classification of the credit operations and constitution of allowance for loan losses (Report of CMN Resolution 2,682), revision of the structure, systems and procedures defined to the Ombudsman Department, according the criteria established by the Institute of Independent Auditors of Brazil (Instituto dos Auditores Independentes do Brasil – Ibracon) (Ombusdman report) and limited review report on quarterly information (IFT and ITR).  These reports must be available for inspection by the Brazilian Central Bank and CVM, when applicable.

Independent auditors and the fiscal council, when established, must notify the Brazilian Central Bank of the existence or evidence of error or fraud within three business days of the identification of such error or fraud, including:

•	non-compliance with rules and regulations that place the continuity of the audited entity at risk;

•	fraud of any amount perpetrated by the management of the institution;

•	material fraud perpetrated by the institution’s employees or third parties; and

•	material errors in the accounting records of the audited entity.

Audit Committee

On May 27, 2004, the CMN enacted Resolution No. 3,198, which regulates the rendering of independent auditors’ services to financial institutions and other institutions authorized to operate in Brazil by the Brazilian Central Bank, as well as to clearing houses and clearing and custody service provides.  CMN Resolution No. 3,198, as amended, requires financial institutions and certain other entities holding regulatory capital equal to or greater than R$1.0 billion to create a corporate body designated as an “audit committee”, which must be composed of at least three individual members, with a maximum term of office of five years.  At least one of the members must have accounting and financial knowledge.  The institution’s fiscal council may perform the duties of the audit committee, provided it operates on a permanent basis, subject to the provisions of CMN Resolution No. 3,198.

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

Auditing Requirements

We are required under Brazilian law to prepare our consolidated financial statements in accordance with Brazilian GAAP and other applicable regulations.  As a financial institution, we are required to have our consolidated financial statements audited every six months.  Quarterly financial information filed with the CVM is also subject to review by our independent auditors.  In January 2003, the CVM approved regulations requiring audited entities to disclose information relating to an independent auditing firm’s non-auditing services whenever such services represent more than 5.0% of the fees the entity paid to the external accounting firm.

In addition, in accordance with CMN Resolution No. 3,786, dated September 24, 2009, starting as of December 31, 2010, our annual consolidated financial statements must be prepared in accordance with IFRS, and accompanied by an independent auditor report.  Pursuant to CMN Resolution No. 3,853, dated April 30, 2010, as a listed financial institution that is required to prepare interim consolidated financial statements, we must prepare such interim consolidated financial statements in accordance with IFRS issued by the IASB, and translated into Portuguese by a Brazilian entity authorized by the International Accounting Standards Committee Foundation.

Ombudsman Office

Pursuant to Resolution No. 3,849 enacted by the CMN on March 25, 2010 that replaced Resolution No. 3,477 enacted by the CMN on July 26, 2007, financial institutions and other entities which are authorized to operate by the Brazilian Central Bank must, as of September 30, 2007, have an ombudsman office to facilitate communication between the institutions and their customers, and in order to observe strictly consumer rights legislation and the enhancement and improvement of products, services and customer service.  The ombudsman office must be managed by an ombudsman officer (who may also be the ombudsman himself, provided that, in this case, such person may not be responsible for any other activity in the financial institution) and be proportional to the institution’s activities and the complexity of its products.  Institutions that are part of a financial group are allowed to establish one ombudsman office to service the whole group.

Financial institutions must report and maintain updated information on the officer in charge of the ombudsman office.  The officer in charge must prepare a report every six months (as of June 30 and December 31 of each year) and whenever a material event is identified pursuant to the instructions of the Brazilian Central Bank.

Asset Management Regulation

Under Laws No. 10,198, dated February 14, 2001 and No. 10,303, dated October 31, 2001 and CVM Ruling No. 306, dated May 5, 1999, as amended, asset management is regulated by the CMN, the Brazilian Central Bank and the CVM and also self-regulated by ANBIMA.

Investment funds are subject to the regulation and supervision of the CMN and the CVM and, in certain specific matters, the Brazilian Central Bank.  Investment funds may be managed by multiple service banks, commercial banks, savings banks, investment banks, credit, finance and investment companies and brokerage and dealer companies within certain operational limits.  CMN regulations provide that institutions must segregate their asset management activities from their other activities.

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

The Brazilian Central Bank enacted Circular No. 3,086 on February 15, 2002, establishing criteria for the registration and accounting evaluation of securities and financial instruments and derivatives that form financial investment funds, application funds in quotas of investment funds, individual programmed retirement funds and offshore investment funds.  Pursuant to such Circular, the Brazilian Central Bank ordered fund managers to mark their fixed-income securities to market; hence, the fund’s portfolio assets must be accounted for at their fair market value, instead of their expected yield to maturity.  As a result of this mark-to-market mechanism, the fund quotas reflect the fund’s net asset value.

The asset management industry is also self-regulated by ANBIMA, which enacts additional rules and policies from time to time, especially with respect to the marketing and advertising of investment funds.

Broker-Dealer Regulation

Broker and dealer firms are part of the national financial system and are subject to CMN, Brazilian Central Bank and CVM regulation and supervision.  Brokerage firms must be chartered by the Brazilian Central Bank and are the only institutions in Brazil authorized to trade on Brazil’s stock, mercantile and futures exchanges.  Both brokers and dealers may act as underwriters in the public placement of securities and engage in the brokerage of foreign currency in any exchange market.

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

Foreign capital must be registered with the Brazilian Central Bank through the Electronic Registration System —Foreign Direct Investment (Registro Declaratório Eletrônico — Investimento Externo Direto) within thirty days of the flow of funds into Brazil in accordance with Law No. 4,131.  The registration of foreign capital is required for the remittance of profits abroad, the repatriation of capital and the registration of reinvestments.  Investments will always be registered in the foreign currency in which they are actually made, or in Brazilian currency, if the funds are derived from a non-resident account properly kept in Brazil.

On December 28, 2006, Law No. 11,371 amended Law No. 4,131 and established that the foreign capital invested in Brazilian companies not yet duly registered with the Brazilian Central Bank within such thirty day period and not subject to other types of registration must be registered therewith.  For the purposes of such registration the amount of foreign capital in reais to be registered must be evidenced in the accounting records of the relevant Brazilian company.  Foreign capital invested and not already registered must be registered prior to the last business day of the subsequent calendar year during which the company becomes obligated to register the capital.

Other than such registration, foreign investment is not subject to government approvals or authorizations, and there are no requirements regarding minimum investment or local participation in capital (except in very limited cases such as in financial institutions, insurance companies and other entities subject to specific regulations).  Foreign participation, however, is limited (that is, subject to approvals) or forbidden in several sectors.  A Presidential Decree enacted in November 1997 allows up to 100% foreign participation in the capital stock of Santander Brasil.

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

With certain limited exceptions, CMN Resolution No. 2,689 allows investors to carry out any type of transaction in the Brazilian capital markets involving a security traded on a stock, future or organized over-the-counter market, but investors may not transfer the ownership of investments made under CMN Resolution No. 2,689 to other non-Brazilian holders through private transactions.  Investments and remittances outside Brazil of gains, dividends, profits or other payments under our preferred shares are made through the commercial rate exchange market.

In order to become a CMN Resolution No. 2,689 investor, an investor residing outside Brazil must:

•
appoint at least one representative in Brazil that will be responsible for complying with registration and reporting requirements and reporting procedures with the Brazilian Central Bank and the CVM.  If the representative is an individual or a non-financial company, the investor must also appoint an institution duly authorized by the Brazilian Central Bank that will be jointly and severally liable for the representative’s obligations;

•	complete the appropriate foreign investor registration form;

•	register as a foreign investor with the CVM;

•	register the foreign investment with the Brazilian Central Bank;

•	appoint a tax representative in Brazil; and

•	obtain a taxpayer identification number from the Brazilian federal tax authorities.

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

Tax on Financial Transactions (IOF)

CPMF, a provisory contribution levied on certain financial transactions, such as customer’s account operations, has not been in force in Brazil since December 31, 2007.  In order to replace losses resulting from the elimination of the CPMF, since 2008 the President enacted several Decrees (Decree No. 6,339/08, Decree No. 6,345/08, Decree No. 6,391/08, Decree No. 6,453/08, Decree No. 6,566/08, Decree No. 6,613/08, Decree No. 6,691/08, Decree No. 6,983/09, Decree 7,011/09, Decree 7,323/10, Decree 7,330/10, Decree 7,412/10, Decree 7,454/11, Decree 7,456/11,

Decree 7,457/11, Decree 7,458/11, Decree 7,487/11, Decree 7,536/11, Decree 7,563/11, Decree 7,632/11 and Decree 7,683/12, Decree 7,698/12 and Decree 7,699/12) amending Decree No. 6,306/07 and modifying the rates for the IOF, which is levied on credit, currency exchange, insurance and securities transactions.  The purpose of these Decrees enacted in 2008 going forward was to change IOF rates, as well as to impose additional IOF rates for credit, currency exchange and insurance transactions, with some exceptions.

Generally, the IOF is imposed on the following transactions and at the following rates:

Transaction(1)	Maximum Legal Rate	Present Rate
Credit extended by financial institutions and non-financial entities	1.5% per day	Up to 0.0041% per day for loans contracted by legal entities and 0.0068% per day for individuals. An additional 0.38% rate is applicable.

Transactions relating to securities(2)	1.5% per day
0.5% per day for certain investment funds

0% on transactions with equity securities and certain debt securities, such as debentures and real estate receivables notes (CRIs)

1.0% per day on transactions with fixed income derived from federal, state, or municipal bonds, and fixed income investment funds limited to certain percentages of the income raised from investment

1.5% on the assignment of securities to permit the issuance of Depositary Receipts abroad

Transactions relating to derivatives	1%
1% on the notional value of the adjusted purchase sale or maturity of financial derivative contract in the country that individually result in an increased foreign exchange exposure on a short position

0% on derivative contracts to hedge risks inherent to the price fluctuation of foreign exchange resulting from export contracts signed by an individual or legal entity resident or domiciled in the country

0% other transactions with financial derivative contracts not expressly mentioned by the tax law

Insurance transactions entered into by insurance companies	25.0%	2.38% for health insurance and life insurance 7.38% for other types of insurance

Foreign exchange transactions(2)	25.0%	0.38% (general rule) 6.38% on credit card transactions as from April 27, 2011

Transaction(1)	Maximum Legal Rate	Present Rate

0% for outflow of funds related to loans obtained from abroad (irrespective of the term) and for inflow of funds related to loans obtained from abroad for a period greater than 1,800 days.

6.0% for remittances from abroad related to loans that will remain in Brazil for a period lower than or equal to 1,800 days.

0% for interbank transactions

0% for exchange transactions in connection with the outflow of proceeds from Brazil for the remittance of interest on net equity and dividends to be received by foreign investors

6.0% for exchange transactions, including by means of simultaneous foreign exchange transactions, for the inflow of funds by foreign investors in the Brazilian financial and capital markets, except that variable income investments in stock exchanges and share acquisitions as part of an initial public offering, as well as investments in certain private equity funds, are not subject to an IOF rate

6.0% for exchange transactions, including by means of simultaneous foreign exchange transactions, for the inflow of funds by foreign investors for purposes of initial or additional margin requirements in connection with transactions in stock exchanges

0% for exchange transactions for the outflow of funds invested by foreign investors in the Brazilian financial and capital markets

0% for exchange transactions for the inflow and outflow of funds invested by foreign investors, including by means of simultaneous foreign exchange transactions, in certificates of deposit of securities, known as Brazilian Depositary Receipts, or BDRs.

Transaction(1)	Maximum Legal Rate	Present Rate
0% for exchange transactions by means of simultaneous foreign exchange transactions effected on or after December 1, 2011, for the inflow of funds by foreign investors derived from the conversion of direct investments in Brazil made pursuant to Law 4,131/62 into investments in stock tradable in stock exchanges

0% for revenues related to the export of goods and services transactions

Note:

(1)	The transactions mentioned in the table are for illustration purposes and do not reflect an exhaustive list of transactions subject to the IOF.

(2)	There are some exemptions or specific cases in which the applicable rate is zero.

Foreign Investment and the Brazilian Constitution

The Brazilian constitution prohibits foreign financial institutions from establishing new branches or subsidiaries in Brazil except when duly authorized by the President of Brazil and by the Brazilian Central Bank.  A foreign financial institution duly authorized to operate in Brazil through a branch or a subsidiary is subject to the same rules, regulations and requirements that are applicable to any Brazilian financial institution.

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

Regulation of Branches

Authorization by the Brazilian Central Bank is required for operations of branches or subsidiaries of Brazilian financial institutions, including compliance with the requirement that (1) the institution shall have been in operation for at least six years, (2) the institution’s paid-up capital and net worth shall meet the minimum levels established in Exhibit II to CMN Resolution No. 2,099 of August 17, 1994, plus an amount corresponding to 300.0% of the minimum paid-up capital and net worth required by Brazilian Central Bank regulations for commercial banks, and (3) the Brazilian financial institution shall present to the Central Bank a study on the economic and financial viability of the subsidiary, branch or investment.

In addition, such authorization will only be granted if the Central Bank has access to information, data and documents relating to the operations and accounting records of the financial institution in which it has a direct or indirect holding abroad.  Delay in providing the Central Bank with the required information and documents subjects the relevant financial institution to fines.  Furthermore, the failure by a Brazilian bank to comply with the requirements of CMN Resolution No. 2,723 would result in the deduction of a designated percentage of the assets of such branch or subsidiary from the net worth of such bank for the purpose of calculating such bank’s compliance with the capital adequacy requirements of the Brazilian Central Bank, regardless of other penalties applied pursuant to the applicable regulation, including the cancellation of the authorization by the Brazilian Central Bank.

The Brazilian Central Bank’s prior authorization is also required in order to: (1) allocate new funds to branches or subsidiaries abroad; (2) subscribe capital increases, directly or indirectly, to subsidiaries abroad; (3) increase equity participation, directly or indirectly, in subsidiaries abroad; and/or (4) merge or spin off, directly or indirectly, subsidiaries abroad.  The requirements set out in items (1) to (4) are applicable only if such subsidiary is a financial institution or similar entity.

Leasing Regulations

The CMN, in its capacity as regulator and supervisor of the financial system, provides the details set forth in Law No. 6,099, and CMN Resolution No. 2,309 of August 28, 1996, and supervises and controls the transactions entered into by leasing companies.  Furthermore, to the extent applicable, the laws and regulations issued by the Brazilian Central Bank with respect to financial institutions in general, such as reporting requirements, capital adequacy and leverage, asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

Private Pension Plans

Open-fund private pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are regulated by the Ministry of Finance.  The CMN, CVM and Brazilian Central Bank may also issue regulations pertinent to private pension plans, particularly with respect to the composition of technical reserves.  Open-fund private pension entities must set aside reserves and provisions as collateral for their liabilities.  Regulations applicable to pension funds generally do not allow such funds to invest resources abroad.

Banking Consumer Defense Code

Resolutions CMN No. 3,694 and 3,695, both dated March 26, 2009, established procedures with respect to prevention of risks of financial transactions and services provided by financial institutions to customers and the public in general, aiming at improving the relationship between market participants by fostering additional transparency, discipline, competition and reliability on the part of financial institutions.  This regulation consolidates all the previous related rules.

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

•	financial institutions are prohibited from postponing withdrawals up to R$5 thousand. For higher amounts, financial institutions may postpone the transaction to the next business day; and

•	financial institutions are prohibited from making loans from deposit accounts without prior authorization from the customer.

In addition to the procedures described above, the Federal Supreme Court decided on June 7, 2006 that relationships between consumers and financial institutions are governed by Law No. 8,078, dated September 11, 1990 (the “Brazilian Consumer Protection Code”), which grants consumers certain rights that facilitate their defense in court, such as the possibility of the reverse burden of proof, and authorizes Courts to review interest rates deemed abusive, in a case-by-case basis.  Financial institutions must fully comply with the measures set forth in the Brazilian Consumer Protection Code.

Cayman Islands Banking Regulation

Banks and trust companies wishing to conduct business from within the Cayman Islands must be licensed by the Cayman Islands Monetary Authority under the Banks and Trust Companies Law (2009 Revision) (the “Banks and Trust Companies Law”), whether or not such business is actually to be conducted in the Cayman Islands.

Under the Banks and Trust Companies Law, there are two main categories of banking license: a category “A” license, which permits unrestricted domestic and off-shore banking business, and a category “B” license, which permits principally off-shore banking business.  As of December 31, 2011, there were 15 banks holding category “A” licenses and 219 banks holding category “B” licenses.  The holder of a category “B” license may have an office in the Cayman Islands and conduct business with other licensees and offshore companies but, except in limited circumstances, may not do banking business locally with the public or residents in the Cayman Islands.  We have an unrestricted category “B” license.

There are no specific ratio or liquidity requirements under the Banks and Trust Companies Law, but the Cayman Islands Monetary Authority will expect observance of prudent banking practices, and the Banks and Trust Companies Law imposes a minimum net worth requirement of an amount equal to CI$400 thousand (or, in the case of licensees holding a restricted category “B” or a restricted trust license, CI$20 thousand).

Foreign Subsidiary

We are establishing an independent subsidiary in Spain, Santander Brasil Establecimiento Financiero de Credito, S.A. (“Santander EFC”), in order to complement our foreign trade strategy for corporate clients – large Brazilian companies and their operations abroad – allowing us to provide financial products and services by means of an offshore entity which is not established in a jurisdiction with favorable taxation, such as our Cayman Islands branch, in accordance with law 12,249/2010.

The remittance of the funds that will become the share capital of the subsidiary, when established, was carried out in March 5, 2012.  The Santander EFC is being set up and its operational start is planned for May 2012.

Insurance Regulation

The Brazilian private insurance system is governed by three regulatory agencies: the CNSP, the SUSEP and the Supplementary Health Insurance Agency (Agência Nacional de Saúde Suplementar), or “ANS”.  With governmental approval, an insurance company may offer all types of insurance with the exception of workers’ compensation insurance, which is provided exclusively by the National Institute of Medical Assistance and Social Welfare (Instituto Nacional de Seguridade Social), or “INSS”.  Insurance companies sell policies through accredited brokers.  In accordance with Brazilian insurance legislation, health insurance must be sold separately from other types of insurance by a specialized insurance company that is subject to the rules of the ANS, the agency responsible for private health insurance.

Insurance companies must set aside reserves to be invested in specific types of securities pursuant to the stringent rules of the CMN regarding the composition of its own technical reserves.

Insurance companies are exempt from ordinary bankruptcy procedures and instead are subject to special procedures conducted by the SUSEP, or by the ANS, depending on the type of insurance products the insurance company sells.  Dissolutions may be either voluntary or compulsory.  The Minister of Finance is responsible for issuing the decree ordering a given insurance company to cease its activities, in case of a compulsory dissolution (which thereafter is conducted by SUSEP), while ANS is responsible for commencing dissolution proceedings of health insurance companies.

There is currently no restriction on foreign investments in insurance companies per se.  However there are certain restrictions when health insurance companies own hospitals (since this kind of asset or facility must be exclusively held or controlled by Brazilian-based companies).

According to Brazilian law, insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the SUSEP rules.  For several years, reinsurance activities in Brazil were carried out on a monopoly basis by IRB—Brasil Resseguros S.A., or “IRB”.  On January 16, 2007, Complementary Law No. 126/07 was enacted, providing for the opening of the Brazilian reinsurance market to local and foreign competitors.  This law specifically established new policies related to reinsurance, retrocession and its intermediation, as well as coinsurance operations, instances in which insurance products may be directly contracted abroad and/or in foreign currency.

The main changes introduced by Complementary Law No. 126/07 are summarized below.  Three types of reinsurers were created by such law, in particular:

•	Local reinsurer. Reinsurer with head office in Brazil, incorporated as a corporation (sociedade por ações) and having as exclusive purpose the performance of reinsurance and retrocession transactions;

•
Admitted reinsurer.  Nonresident reinsurer, registered with the SUSEP to carry out reinsurance and retrocession transactions, with a representative office in Brazil, which complies with the requirements of Complementary Law No. 126/07 and the applicable rules regarding reinsurance and retrocession activities; and

•
Eventual reinsurer.  Nonresident reinsurer, registered with the SUSEP to carry out reinsurance and retrocession transactions, without a representative office in Brazil, which complies with the requirements of Complementary Law No. 126/07 and the applicable rules regarding reinsurance and retrocession activities.

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

•	to have economic and financial capacity not inferior to the minimum to be established by CNSP;

•	to have a rating issued by rating agencies recognized by the SUSEP equal to or higher than the minimum established by CNSP;

•	to have a duly appointed resident attorney-in-fact in Brazil with full administrative and judicial powers;

•	to comply with current and future additional requirements established by CNSP and the SUSEP.

In addition to the requirements mentioned above, admitted reinsurers must open and keep during the entire period in which they are operating a foreign currency escrow account (conta vinculada) to which the SUSEP may have access and periodically submit to such regulatory agency their respective consolidated financial statements, pursuant to the rules enacted by CNSP.

The contracting of reinsurance and retrocession in Brazil or abroad shall be either through direct negotiation between the involved parties or an accredited reinsurance broker.  Foreign reinsurance brokers may be authorized to operate in Brazil, according to the law and additional requirements established by the SUSEP and CNSP.

Reinsurance operations relating to annuities and survival life insurance (vida por sobrevivência) and private pension plans are exclusive of local reinsurers.  With due observance of the rules to be enacted by CNSP, insurance companies when transferring their risks in reinsurance must comply with the following rules:

•	at least 40.0% of the risk being ceded by insurance companies must be placed with local reinsurers (the same undertaking applies to local reinsurers); and

•
not more than 20.0% of the total premium of each product coverage it offers may be ceded to local or foreign reinsurers belonging to its own economic group (that is, companies directly or indirectly related, either by having an equity ownership above 10.0% or sharing the same effective control (such as having the same management members or similar corporate names or brands)).  This restriction does not apply to credit insurance (seguro garantia), export and internal credit (crédito à exportação/crédito interno), rural insurance (seguro rural) and nuclear-risk insurance products.

The technical reserves funds of local reinsurers and the funds deposited in Brazil for purposes of guaranteeing admitted reinsurers’ local activities will be managed according to the rules of the CMN.  IRB continues to be authorized to carry out reinsurance and retrocession activities in Brazil as a local reinsurer.

Antitrust Regulation

On November 30, 2011, the new Brazilian Antitrust Law (“Law No. 12,529”) was enacted.  Law No. 12,529 introduced several changes to the organizational structure of the Administrative Council for Economic Defense (“CADE”).  In addition, according to Law No. 12,529, transactions resulting in an increase in market share must be previously submitted to CADE for approval if the following criteria are met: (1) any of the parties had, according to its last balance sheet, gross revenue or total domestic business volume for the year preceding the transaction of R$400 million or more; and (2) at least one of the parties involved, according to its last balance sheet, had gross revenue or total domestic business volume for the year preceding the transaction of R$30 million or more.  The previously applied criterion pursuant to which a 20% market share required submission of a transaction to CADE was eliminated by Law No. 12,529.  The closing of a transaction before its approval by CADE will subject the parties to fines ranging from R$60 thousand to R$60 million.  Law No. 12,529 will take effect by May 29, 2012.

C.	Organizational Structure

Santander Group controls Santander Brasil directly and indirectly through Sterrebeeck B.V. (“Sterrebeeck”), Grupo Empresarial Santander, S.L. (“Grupo Empresarial Santander”) and Santander Insurance Holding, which are controlled subsidiaries.  As of March 23, 2012, Santander Spain held, directly and indirectly, 76.4% of our voting stock.

Santander Spain closed 2011 as the largest bank in the euro zone and the fifteenth largest bank in the world in terms of market capitalization, at €50,290 million.  In 2011, the attributable profit totaled €5,351 million, 34.6% less than the previous year, and it maintained shareholders dividends at €0.60 per share.  Banco Santander, S.A. is the parent company of the Santander Group which was comprised at December 31, 2011 of 739 companies that are consolidated through the global integration method.  In addition, there are 156 companies that are accounted for by the equity method.

The Santander Group operates principally in Spain, the United Kingdom, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products.  In Latin America, the Santander Group has majority shareholdings in banks in Argentina, Brazil, Chile, Mexico, Peru, Puerto Rico and Uruguay.  In 2011, Santander Brazil contributed 28% of the profit attributable to the Santander Group’s operating areas and 10% of customer loans.

The following table presents the name, country of incorporation or residence and proportion of ownership interest of our main subsidiaries:

			Ownership Interest %
Direct and Indirect subsidiaries of Banco Santander (Brasil) S.A.	Activity	Country of Residence	Direct	Indirect
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Asset manager	Brazil	99.99%	100.00%
Banco BANDEPE S.A.	Bank	Brazil	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	78.57%	99.99%
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	Brazil	100.00%	100.00%
Santander Administradora de Consórcios Ltda.	Buying club	Brazil	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Buying club	Brazil	100.00%	100.00%
Santander Microcrédito Assessoria Financeira S.A.	Microcredit	Brazil	100.00%	100.00%
Santander Brasil Advisory Services S.A(1).	Other Activities	Brazil	96.56%	96.56%

			Ownership Interest %
Direct and Indirect subsidiaries of Banco Santander (Brasil) S.A.	Activity	Country of Residence	Direct	Indirect
CRV Distribuidora de Títulos e Valores Mobiliários S.A.(3)	Dealer	Brazil	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	Brazil	99.99%	100.00%
Webmotors S.A.	Other Activities	Brazil	100.00%	100.00%
Santander Participações S.A.(1)(3)	Holding	Brazil	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento S.A.	Other Activities	Brazil	50.00%	50.00%
Sancap Investimentos e Participações S.A. (“Sancap”)	Holding	Brazil	100.00%	100.00%
Mantiq Investimentos Ltda.(5)	Other Activities	Brazil	100.00%	100.00%
Santos Energia Participações S.A.(5)	Holding	Brazil	100.00%	100.00%
MS Participações Societárias S.A(5)	Holding	Brazil	78.35%	78.35%
Controlled by Sancap
Santander Capitalização S.A.(2)	Savings and annuities	Brazil	-	100.00%
Controlled by Santander Participações S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros(4)	Insurance	Brazil	-	100.00%
Brazil Foreign Diversified Payment Rights Finance Company	Securitization	Cayman Islands	-	(a)

(a)	Company over which effective control is exercised and there is no interest.

(1)
On August 26, 2011 the following was approved (1) name change of Santander Advisory Services S.A. to Santander Participações S.A.; (2) name change of Santander CHPS S.A. to Santander Brasil Advisory Services S.A.; and (3) amendment of their by-laws in order to change their legal purposes.

(2)	Participation transferred to Sancap through the partial spin-off of Santander Seguros.

(3)
On August 31, 2011 the following was approved: (1) partial spin-off of CRV DTVM by Santander Participações, and the version of the separated part refers exclusively to the entire stake held by CRV DTVM in the capital of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities) to Santander Participações and; (2) merger of Santander Securities into Santander Participações.

(4)
On October 29, 2010, shareholders of Real Corretora de Seguros S.A. (“Real Corretora”) and Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (“Santander Corretora”) approved the merger of Real Corretora into Santander Corretora, based on their net book values at the base date of September 30, 2010

(5)	Investment acquired in 2011.

D.	Property, Plant and Equipment

The following table presents selected information for our principal properties.

	At December 31, 2011
	Number	Leased/Owned
Branches (1)	2,355	1,835 leased / 520 owned
Commercial sites (consumer finance)	84	84 leased
Administrative buildings	13	4 leased/ 9 owned

(1)
For information about the location of our branches, see – “Item 4.  Information on the Company - B. Business Overview - Distribution Network”.  Our headquarters are located in Torre São Paulo, located at Av. Presidente Juscelino Kubitschek, 2,041 and 2,235 – Bloco A, Vila Olímpia, São Paulo, SP, Brazil.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of and for the years ended December 31, 2011, 2010 and 2009 and the related notes there to, and with the financial information presented under the section entitled “Item 3.  Key Information—A. Selected Financial Data” included elsewhere in this annual report.  The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties.  Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3.  Key Information—D. Risk Factors”, and other factors discussed elsewhere in this annual report.  Our consolidated financial statements as of and for the years ended December 31, 2011, 2010 and 2009, prepared in accordance with IFRS and the report of our independent registered public accounting firm are included in “Item 18.  Financial Statements”.

Overview

We are a leading full-service bank in Brazil, which we believe to be one of the most attractive markets in the world given its growth potential and low penetration rate of banking products and services.  We are the third largest private bank in Brazil, in terms of assets, with an 8.4% market share, as of September 30, 2011, and the largest bank in Brazil controlled by a major global financial group according to the Brazilian Central Bank.  Our operations are present in all Brazilian regions, strategically positioned in South and Southeast, an area that accounted for approximately 72.0% of Brazil’s GDP, and where we have one of the largest branch networks of any Brazilian bank.  For the year ended December 31, 2011, we generated net profit of R$7.8 billion, and at that date we had total assets of R$399.9 billion and total equity of R$78.0 billion.  Our Basel capital adequacy ratio (excluding goodwill) was 19.9%.

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

In Brazil, however, the effects of the global financial markets crisis have been relatively moderate compared to those in the United States and Europe, and the Brazilian economy has experienced a rapid and strong recovery.  After contracting 0.3% in 2009, GDP increased 7.5% in 2010 when compared to the previous year.  In 2011, the economy slowed down to a growth of an estimated 2.7%, reflecting the lagged effects of a more restrictive monetary policy by the Brazilian Central Bank and the spillover of the international financial crisis (primarily in Europe).  Although some export-oriented companies have suffered revenue decreases, relatively strong domestic demand has sustained economic growth in Brazil, particularly due to high consumer confidence, strong labor markets and minimum wage readjustments.  Brazilian banks are funded almost entirely by domestic deposits, which have increased during the financial crisis as funds were moved from asset management vehicles into bank deposits, which are perceived to be safer.  Also, the Brazilian Central Bank diminished reserve requirements and, in response, public banks increased their supply of credit.  As a result, the global liquidity crisis had relatively little impact in Brazil.

The global financial markets crisis has not had a material impact on our liquidity and capital resources due to the relatively stable economic environment in Brazil, our relatively low dependence on funding from the international markets, a proactive approach from the Brazilian Central Bank (detailed below) and the liquidity cushion we built up in response to the global financial markets crisis.  We gauge liquidity needs on a recurring basis based on our business plans and we pursue funding actions based on anticipated funding needs.

During the financial crisis in 2008 and 2009, the Brazilian Central Bank took steps to minimize the impact of the crisis, reducing reserve requirements, creating a time deposit with higher insured value and guaranteed by the FGC, to be used as a funding alternative for small and midsize banks and providing that these banks could be financed by or sell loan portfolios to large banks or could sell their loans.  In 2010, upon the easing of the financial crisis, there was a reversal of some of these measures, such as a replenishment of the reserve requirements and the establishment of a schedule for gradually reducing the volume of time deposits with special guarantee (Depósito a Prazo com Garantia Especial, or “DPGE”).

In the first half of 2011, the Brazilian Central Bank began focusing on measures to control economic growth and inflation in Brazil.  By mid-year, when the global economy began showing signs of uncertainty, the government and the Brazilian Central Bank reversed this course and started implementing measures to stimulate the economy, including reducing interest rates.  Moreover, in November, the Brazilian Central Bank adjusted capital requirements for consumer loans to provide incentives for banks to lend.  Capital requirements for short-term consumer loans were reduced, while capital requirements for longer term consumer loans were increased.  In December 2011, in further efforts to increase liquidity in the banking system, the Brazilian Central Bank announced changes to decrease the return on a portion of required reserves when these resources are not used by banks to either buy loan portfolios from smaller banks, or Financial Bills (Letras Financeiras), or used as interbank loans.

Other Factors Affecting Our Financial Condition and Results of Operations

As a Brazilian bank, we are significantly affected by the general economic environment in Brazil.  The following table presents key data of the Brazilian economy for the periods indicated:

	For the Year ended December 31,
	2011	2010	2009
GDP growth(1)	2.7%	7.5%	(0.3%)
CDI rate(2)	11.6%	9.7%	9.9%
TJLP(3)	6.0%	6.0%	6.1%
SELIC rate(4)	11.00%	10.75%	8.75%
Increase (decrease) in Real value against the U.S. dollar	(12.6%)	4.3%	25.5%
Selling exchange rate (at period end) R$ per U.S.$1.00	R$1.88	R$1.67	R$1.74
Average exchange rate R$ per U.S.$1.00(5)	R$1.67	R$1.76	R$1.99
Inflation (IGP-M)(6)	5.1%	11.3%	(1.7%)
Inflation (IPCA)(7)	6.5%	5.9%	4.3%

Sources: BNDES, Brazilian Central Bank, FGV, IBGE and LCA Consultores.

(1)	Revised series. Source: IBGE.

(2)	The CDI rate is the average daily interbank deposit rate in Brazil (at the end of each month and annually).

(3)	Represents the interest rate applied by the BNDES for long-term financing (at the end of the period).

(4)	The benchmark interest rate payable to holders of some securities issued by the Brazilian government and traded on the SELIC.

(5)	Average of the selling exchange rate for the last day of each month during the period.

(6)	The inflation rate is the general index of market prices (Índice Geral de Preços-Mercado, or “IGP-M”), as calculated by FGV.

(7)	The inflation rate is the consumer price index (Índice de Preços ao Consumidor – Amplo, or “IPCA”), as calculated by the IBGE.

Interest Rates

Since the implementation of an inflation target framework in 1999, local interest rates have been on a downward trend.  The SELIC was lowered from 45.00% per annum in 1999 to 13.75% in 2008, shortly before the recent worldwide financial crisis began.  The worldwide financial crisis led to further reductions of the SELIC, which reached 8.75% in 2009 (its lowest historical level).  The reduction in the SELIC contributed significantly to the economic recovery.  The normalization of local liquidity conditions and inflationary pressure in 2010 has led the monetary authority to raise rates by 375 basis points between April 2010 and July 2011, when the SELIC reached 12.50%.  The deepening of the international crisis, combined with the first signs of slowdown in domestic activity, however, led the Brazilian Central Bank to resume monetary easing in August 2011.  As of March 8, 2012, the SELIC was at 9.75%.

The following table presents the low, high, average and period-end SELIC since 2007, as reported by the Brazilian Central Bank:

	Low	High	Average(1)	Period-End
Year
2007	11.25	13.00	11.98	11.25
2008	11.25	13.75	12.54	13.75
2009	8.75	12.75	9.92	8.75
2010	8.75	10.75	10.00	10.75
2011	11.00	12.50	11.71	11.00

(1)	Average of month-end rates during the period.

Our assets are predominantly fixed rate and our liabilities predominantly floating.  The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements.  As of December 31, 2011, a 100 basis point increase in the yield curve would have resulted in R$263 million decline in the net interest income over a one-year period.

Credit Volume

Credit volume in Brazil has increased significantly since 2004, mainly driven by lower inflation, decreasing interest rates and consistent economic growth.  The worldwide financial crisis has temporarily affected the credit growth rates in late 2008 and early 2009.  The monetary stimulus implemented by the Brazilian Central Bank as well as the aggressive stance of public owned banks on credit supply have led to a recovery already in 2009, intensified in 2010.

The credit to GDP ratio has increased from 35.2% in December 2007 to 48.8% of the GDP in January 2012.  Although this is one of the highest levels ever achieved by Brazil, it is still low compared to other economies.

	2011	2010	2009
	(in Billions of Reais)
Total Credit Outstanding	2,030	1,706	1,414
Earmarked credit	727	590	460
Market based credit	1,303	1,116	955
of which:
corporate	651	556	485
individuals (retail)	652	560	470

Some figures may be subject to revision by the Brazilian Central Bank

Source: Brazilian Central Bank

Foreign Exchange Rates

At December 31, 2011, we had U.S.$15.9 billion in foreign currency-denominated funding and U.S.$15.8 billion in foreign currency denominated assets.  Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments.  In 2011, we recorded foreign exchange losses of R$121 million.  In 2010, we recorded foreign exchange gains of R$416 million as a result of the effect of the depreciation of the U.S. dollar against the real on our assets and liabilities position in U.S. dollar denominated instruments during the year.  These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure.  Such losses and gains are recorded under “Exchange differences (net)”.

The Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies during the last decades.  Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching a selling exchange rate of R$3.53 per U.S.$1.00 at the end of 2002.  Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per U.S.$1.00 in August 2008.  In the context of the crisis in the global financial markets, the real depreciated since mid 2008 reaching R$2.34 per U.S.$1.00 on December 31, 2008.  With global economic recovery, the Brazilian currency appreciated to R$1.74 per U.S.$1.00 at December 31, 2009 and R$1.66 per U.S.$1.00 at December 31, 2010.  The recent volatility in international markets contributed to the depreciation of the real in the second half of 2011, reaching R$1.88 per U.S.$1.00 by December 31, 2011, an improvement in international liquidity and increased risk appetite in international financial markets contributed to the appreciation of the real during the first couple of months of 2012, closing February at R$1.71 per U.S.$1.00.

Inflation

The introduction of the inflation targeting regime in 1999 resulted in important inflation reduction (measured by the official rate, the IPCA, Consumer Price Index estimated by the IBGE).  In recent years inflation has been oscillating around the target, which is defined by the National Monetary Council.  The target has been set at 4.5% since 2005 with a tolerance interval of 2 percentage points above and below this target.

In 2009 the global financial crisis contributed to contain inflation.  The IPCA increased 4.3% from 5.9% in 2008.  In 2010 domestic demand recovery and commodity price increases contributed to inflation of 5.9%.  In 2011, consumer price inflation advanced to 6.5%, driven primarily by a 9% increase in services prices.

Reserve and Lending Requirements

The Brazilian Central Bank’s reserve and lending requirements have a significant effect on the results of operations of banks in Brazil.  The raising or lowering of these requirements impacts our results of operations by limiting or increasing the amount of funds available for commercial lending operations.

During 2011, the Brazilian Central Bank maintained the rules on reserve requirements for the liquidity in the Brazilian financial system.  The increase in the level of required reserves in 2011 is justified by the increase in the volume of our funding from R$41.2 billion (or 35% of total deposits) at December 31, 2010 to R$44.8 billion (or 29.6% of total deposits) at December 31, 2011 (in accordance with Brazilian GAAP).  The main changes in reserve requirements were as follows:

On December 22, 2011, the Brazilian Central Bank issued Circular No. 3,569/11, amended on February 10, 2012 by Circular No. 3,576/12, consolidating and redefining term deposit reserve requirements applicable to commercial banks, multiservice banks, development banks, investment banks, foreign exchange banks, savings banks and credit, financing and investment companies.  According to such rule, the percentage of term deposit reserves eligible to earn interest will be limited to 80% in February 2012, 75% beginning April 2012, 70% beginning June 2012 and 64% beginning August 2012.

The Brazilian Central Bank also (1) redefined the limitation on deductibility from time deposit reserve requirements for transactions where the counterparty is a smaller financial institution and (2) reduced the Tier 1

Regulatory Capital criterion (Patrimônio de Referência, Nível I) applicable to smaller financial institutions from R$2.5 billion to R$2.2 billion for purposes of deductibility from time deposit reserve requirements.  Interbank deposit transactions with a smaller financial institution for purposes of such deduction must be concluded before June 29, 2012.  In addition, the reduction of term deposit reserve requirements of R$1 billion now applies to financial institutions with Tier I Regulatory Capital ranging from R$5 billion to R$15 billion, instead of from R$5 billion to R$7 billion as previously set forth by Circular No. 3,569/11.

The following table presents the reserve and lending requirements to which we are subject for each category of funding:

Product	As of December 31, 2010	As of December 31, 2011	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	29%	28%	Loans and Cash	6.75% p.a. and Zero for Cash
Microcredit loans(2)	2%	2%	Loans and Cash	Cap rate: 2% p.m. and Zero for Cash
Reserve requirements	43%	43%	Cash	Zero
Additional reserve requirements	12%	12%	Cash	SELIC
Free funding(3)	14%	15%
Savings accounts
Mortgage loans	65%	65%	Loans and Cash	Cap of TR + 12% p.a. and TR + 6.17% for Cash
Reserve requirements	20%	20%	Cash	TR + 6.17% p.a.
Additional reserve requirements	10%	10%	Cash	SELIC
Free funding(3)	5%	5%
Time deposits
Reserve requirements	20.0%	20.0%
In cash or credit(4)	7.2%	7.2%	Cash or Credit	SELIC for Cash
In cash	12.8%	12.8%	Cash	SELIC
Additional reserve requirements	12%	12%	Cash	SELIC
Free funding(3)	68.0%	68.0%

(1)
Rural credit loans are loans to agricultural customers, of which R$4.3 billion and R$4.9 billion were outstanding as of December 31, 2011 and December 31, 2010, respectively.  On July 01, 2011, there was a reduction in the rate of 29% to 28%, which had been expected pursuant to CMN Resolution No. 3,746 dated as of June 30, 2009.  This rate will continue to decrease in coming years to 27% on July 07, 2012 and 26% on July 07, 2013.

(2)	Microcredit loans are loans to very small businesses, of which R$209.8 million and R$216.1 million were outstanding as of December 31, 2011 and December 31, 2010, respectively.

(3)	Free funding is the amount of each category of funding we are free to use for any purpose.

(4)	Includes only credit acquired up to December 31, 2011 from financial institutions having net capital of less than R$2.5 billion.

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

The “IOF” - Tax on Financial Transactions, is currently paid by the customer (contributor) on loans at a daily rate of 0.0041% for legal entities and 0.0068% for individuals up to a cap of 1.5% plus an additional rate of 0.38% per financial transaction.  Generally, loans for legal entities with maturity greater than 365 days are currently subject to an IOF/credit tax at a rate of 1.88% (maximum rate).  Besides the fact that the Bank is responsible for withholding the IOF, the tax does not affect our reported results since the customer is the one that is considered the contributor.

See “Item 4.  Information on the Company—B. Business Overview—Regulatory Overview—PIS and COFINS tax rates” and “Item 4.  Information on the Company—B. Business Overview—Regulatory Overview—Tax on Financial Transactions (IOF)”.

Cayman Offshore Hedging

We operate a branch in the Cayman Islands which is used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings.  Our investment in our Cayman Islands branch is denominated in U.S. dollars in the amount of U.S.$8.9 billion as of December 31, 2010 and U.S.$9.6 billion as of December 31, 2011.  We hedge the resulting U.S. dollar-denominated exposure through transactions in U.S. dollar futures in Brazil, which are not recorded as hedge accounting.  For this purpose, our position in U.S. dollar futures as of December 31, 2010 was U.S.$6.1 billion and as of December 31, 2011 it was U.S.$8.6 billion.  Changes in the fair value of these futures are reflected under gains and losses on financial assets.  Under Brazilian income tax rules, the gain resulting from the impact of a devaluation of the real on our U.S. dollar denominated investment in the Cayman Islands branch is nontaxable and the loss resulting from the impact of an appreciation of the real is not deductible.  This tax treatment results in volatility in the income tax items in our income statement.  This asymmetry is offset by the hedging results because our derivative positions generate losses (tax deductible since the transactions are carried out in Brazil) in the case of devaluation of the real and gains (taxable) in the case of appreciation.  As a result, our Cayman Islands investments and its related hedge will continue to result in variations in our effective tax rate.  The hedge effect on income taxes on December 31, 2011 caused gains of R$1,646 million on taxes expenses.  The after-tax effect of these derivative positions provides a hedge against the tax foreign currency exposure resulting from our Cayman Islands investment.

Goodwill of Banco Real

We generated goodwill of R$27 billion as a result of the acquisition of Banco Real in 2008.  Under IFRS, we are required to analyze goodwill for impairment at least annually or whenever there are indications of impairment.  In 2011, 2010 and 2009, we assessed goodwill impairment based on net present value techniques.  The future cash flow was based on management estimates and assumptions that are subject to several factors, including: (1) macro-economic projections of interest rates, inflation, exchange rate and other, (2) the conduct and growth estimates (3) increased costs, returns, synergies and investment plan, (4) the behavior of customers, and (5) growth rates and adjustments applied to future cash flows.  We did not identify any impairment to the goodwill relating to Banco Real in 2011, 2010 and 2009.  For tax purposes, goodwill is amortized over a seven-year period.  The difference between the tax basis and accounting basis of goodwill on the acquisition of Banco Real is considered permanent, since the possibility of future use of resources to settle a tax liability is considered remote by management.  The goodwill realization at the Santander Brasil entity level is also considered remote because the possibility of loss on impairment or disposal only applies to the entity as a whole and according to the characteristics of the business combination performed it is not possible to segregate and identify the business originally acquired.  Therefore, amortization of goodwill related tax generates a permanent difference and there is no record of the deferred tax liability.

Main Assumptions	2011	2010	2009
Basis of valuation		Value in use: cash flows
Period of the projections of cash flows(1)	10 years	10 years	10 years
Growth rate	5.0%	5.0%	4.5%
Discount rate(2)	15.2%	15.5%	15.2%

(1)
The projections of cash flow are prepared using internal budget and growth plans of management, based on historical data, market expectations and conditions such as industry growth, interest rates and inflation.

(2)	The discount rate is calculated based on the capital asset pricing model.

We performed a sensitivity test in the goodwill impairment analysis considering main premises that could reasonably possibly change, as required by the IFRS.  Accordingly, we applied such a test considering the discount rate as the main premise subject to reasonable possible change and we did not identify any impairment to goodwill.

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

Fair value of Financial Instruments

We record financial assets and liabilities as financial instruments that are classified at fair value through profit or loss, available for sale securities, and all derivatives at fair value on the balance sheet.  The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties on an arm’s-length basis.  If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

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

Impairment Losses on Financial Assets

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

PD is measured using a time horizon of one year; that is, it quantifies the probability of the counterparty defaulting in the coming year.  The definition of default includes amounts past due by ninety days or more and cases in which there are no arrears but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

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

We did not identify any impairment of goodwill or tangible assets in 2011 and 2010 (see notes 13 and 12, respectively, to our audited consolidated financial statements).  In 2009, we recorded R$819 million of provision for impairment losses on contracts for providing banking services.  See note 14 to our audited consolidated financial statements.

Post-employment Benefits

We have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death.

Our post-employment obligations to our employees are deemed to be “defined contribution plans” when we make pre-determined contributions to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods.  Post-employment obligations that do not meet the aforementioned conditions are classified as “defined benefit plans”.

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

Results of Operations

We are a financial group whose main business focus is commercial banking, complemented by global wholesale banking, asset management and insurance brokerage businesses.

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

Another source of income is the fees and commissions that we earn from the different banking and other financial services that we provide, including credit and debit cards, insurance sales, account management, bill discounting, guarantees, advisory and custody services, and from our mutual and pension fund management services.

In addition, from time to time, we derive income from the capital gains we make from the sale of our holdings in group companies.

Results of Operations for the year ended December 31, 2011 Compared to the year ended December 31, 2010

	For the Year ended December 31
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Net interest income	27,902	24,095	15.8%	3,807
Income from equity instruments	94	52	81.2%	42
Income from companies accounted for by the equity method	54	44	23.4%	10
Net fee and commissions	7,339	6,836	7.4%	503
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(235)	1,875	(112.5)%	(2,110)
Other operating income (expenses)	(379)	(348)	9.2%	(31)
Total income	34,775	32,553	6.8%	2,222
Administrative expenses	(12,373)	(11,231)	10.2%	(1,142)
Depreciation and amortization	(1,462)	(1,237)	18.2%	(225)
Provisions (net)	(3,061)	(1,974)	55.1%	(1,087)
Impairment losses on financial assets (net):	(9,382)	(8,234)	14.0%	(1,148)
Impairment losses on other assets (net)	(39)	(21)	85.7%	(18)
Other non-financial gains/losses	452	140	n.a.	312
Profit before tax	8,911	9,997	(10.9)%	(1,086)
Income taxes	(1,155)	(2,614)	(55.8)%	1,459
Net income	7,756	7,383	5.1%	373

Summary

For the year ended December 31, 2011, we reported net profit of R$7.8 billion, a 5.1% increase as compared to 2010.  Total revenues in 2011 were R$34.8 billion, a 6.8% increase from R$32.6 billion in 2010, mainly driven by an increase in net interest income.  Administrative expenses increased by 10.2% year over year.

Our total loan portfolio increased by 20.9% from R$161.0 billion on December 31, 2010 to R$194.2 billion on December 31, 2011, with the largest increases in loans to individuals and SMEs.  Total deposits increased by 7.4% from R$210.3 billion on December 31, 2010 to R$226.0 billion on December 31, 2011.  Our delinquency ratio in December 2011 was 6.7%, as compared to 5.8% in December 2010.  Our BIS ratio at December 31, 2011 was 19.9% (disregarding the effect of goodwill).

Net income for the year ended December 31, 2011 was R$7.8 billion, a 5.1%, or R$373 million, increase from R$7.4 billion for the year ended December 31, 2010.  This increase was mainly due to:

•
A 15.8%, or R$3.8 billion, increase in net interest income for the year ended December 31, 2011 compared to the year ended December 31, 2010, mainly due to an increase of R$3.4 billion in revenues from lending activities, driven by loans to individuals and SME customers.

•
An increase of 7.4%, or R$503 million, in net fee and commissions income for the year ended December 31, 2011 as compared to the year ended December 31 2010.  This increase was primarily driven by a growth in commissions from sales of insurance and capitalization products and commissions from credit and debit cards in the same period.

•
Income tax expenses declined by R$1,459 million in the year ended December 31, 2011, compared to the year ended December 31, 2010.  In the year ended December 31, 2011, the effect of the appreciation of the dollar against the real on the net equity of our Cayman Islands Branch, and the negative hedge results, caused lower tax expenses of R$1,646 million, compared to higher tax expenses of R$272 million in 2010.  See “—Other Factors Affecting Our Financial Condition and Results of Operations—Cayman Offshore Hedging”.  Disregarding these effect, tax expenses were R$2,801 million and R$2,342 million, respectively, for 2011 and 2010 due to lower goodwill tax amortizations (other than Banco Real), and to lower interest on capital.

These increases were partially offset by:

•
A R$2.1 billion decrease in gains (losses) on financial assets and liabilities (net) plus exchange differences to a loss of R$235 million in the year ended December 31, 2011 compared to gains of R$1.9 billion in the year ended December 31, 2010.  The decrease was mainly due to the effect of the appreciation of the U.S. dollar against the real on the net equity of our Cayman Islands Branch.  For the year ended December 31, 2011, the hedging result totaled net losses of R$1,646 million, offset by net gains in the same amount in tax expenses, compared to gains of R$272 million in 2010, offset by losses in the same amount in tax expenses.  This hedge position, composed of derivatives, was established to mitigate the exchange rate variation and the effects of offshore investments on our net profit.  Excluding the effects of the hedging results of our Cayman Islands branch, gains (losses) on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2011 totaled net gains of R$1,412 million, a R$192 million decrease from gains of R$1,603 million for the year ended December 31, 2010.  This variation is partially explained by the early redemption of certain debt at a discount, which resulted in a gain of R$64 million in January 2010 and which did not recur in 2011, lower results of R$17 million from hedge operations and lower results of R$111 million from derivatives transactions with customers and others.

•
An increase of 10.2% or R$1.1 billion in administrative expenses for the year ended December 31, 2011 compared to the year ended December 31, 2010, mainly due to labor cost increases tied to inflation and the expansion of our branch network, with the addition of 154 new branches in 2011.

•
An increase in impairment losses on financial assets (net) of R$1,148 million for the year ended December 31, 2011 compared to the year ended December 31, 2010, principally due to an increase in the delinquency ratio.

•
An increase in provisions expenses of R$1,087 million for the year ended December 31, 2011 compared to the year ended December 31, 2010, mainly due to an increase in provisions for labor claims and tax litigations, partially offset by a decrease in civil claims.  Provisions for labor claims increased R$648.7 million in 2011, primarily due to our efforts during the fourth quarter to accelerate the settlement of outstanding labor claims to reduce the volume of open claims.  Concurrently, we have been implementing measures to reduce the level of new labor disputes with new controls on labor outsourcing, among other measures.

Net Interest Income

Net interest income for the year ended December 31, 2011 was R$27,902 million, a 15.8%, or R$3,807 million, increase from R$24,095 million for the year ended December 31, 2010.  Revenues from lending activities increased R$3,365 million or 19.1% during the year due to a 19.6% or R$28,118 million, increase in the average credit portfolio volume, driven by increased lending to individuals and SME customers.  For further information on loan portfolio, see item “3.  Key Information—Selected Statistical Information—Loan Portfolio”.

Average total earning assets in 2011 were R$323.7 billion, a 18% or R$48.4 billion increase from R$275.2 billion in 2010.  The principal drivers of this increase were (1) an increase of R$26.0 billion in average of loans and advances to customers, (2) an increase of R$17.7 billion in average of cash and balances with the Brazilian Central Bank and (3) an increase of R$10.9 billion in average of debt instruments.  Net yield (the quotient of net interest income divided by average earning assets) was 8.62% in 2011, a decrease of 0.13 percentage points compared to 8.75% in 2010.

Average total interest bearing liabilities in 2011 were R$244.4 billion, a 23% or R$46.0 billion increase from R$198.5 billion in 2010.  The main drivers of this growth was 1.1 percentage point increase in customer deposits, a 1.3 percentage point increase in marketable debt securities and a 1.8 percentage point increase in a subordinated debt.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) in 2010 was 6.4%, 0.1 percentage point higher than in 2011, which was 6.3%, or practically stable compared to 2010.

Income from Equity Instruments

Income from Equity Instruments for the year ended December 31, 2011 reached R$94.0 million, a 81.2% or R$42.0 million increase from R$52.0 million for the same period in 2010.  This increase was mainly due to higher results from available-for-sale financial assets during the year.

Income from companies accounted for by the equity method

Income from companies accounted for by the equity method for the year ended December 31, 2011 was R$54 million, a R$10 million increase from R$44 million for the year ended December 31, 2010.  This increase principally reflects a growth in the results of Companhia de Arrendamento Mercantil RCI Brasil and of Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2011 reached R$7,339 million, a 7.4%, or R$503 million, increase from R$6,836 million for the year ended December 31, 2010.  This increase was mainly due to an increase in commissions from sales of insurance and capitalization products and commissions from credit and debit cards.

Commissions from sales of insurance and capitalization products amounted to R$1,560 million for the year ended December 31, 2011, a 26.8% increase compared to the year ended December 31, 2010, representing 21.3% of total commissions during the period.  This variation is explained by the growth of life insurance products linked to credit, and the change in the effective term of life and personal accident premiums, which in 2011 ceased to be renewed on a monthly basis and began to be renewed on an annual basis.

Revenues from credit and debit cards totaled R$1,298 million for the year ended December 31, 2011, an increase of 33.9% compared to the year ended December 31, 2010.  This increase was primarily due to the increase in fees as a result of the growth of our merchant acquisition business and the adoption of a strategy based on innovation and a focus on customer needs, resulting in an increase in our credit card base and in product penetration.  In 2011, credit card transaction volume increased 11.2% compared to 2010, and total financial transaction volume increased 11.3% compared to 2010.  Our credit card base increased 8.2% in 2011 and our debit card base increased 13.4% in 2011 reaching a total amount of 29.3 million issued cards.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2011 and 2010:

	For the year ended December 31
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Banking fees	2,465	2,369	4.0%	96
Receiving Services	515	506	1.8%	9
Insurance and Capitalization	1,560	1,230	26.8%	330
Asset Management and Pension Funds	1,204	1,132	6.4%	72
Credit and debit cards	1,298	969	33.9%	329
Capital markets	419	502	(16.6)%	(83)
Trade finance	400	456	(12.3)%	(56)
Tax on services	(364)	(357)	2.1%	(7)
Others	(158)	27	—	(185)
Total	7,339	6,836	7.4%	503

Gains/Losses on Financial Assets and Liabilities (Net) plus Exchange Differences

Gains/losses on financial assets and liabilities (net) plus exchange differences for the year ended December 31, 2011 were losses of R$235 million, a R$2,110 million decrease from gains of R$1,875 million for the year ended December 31, 2010.  The decrease was mainly due to the effect of the appreciation of the U.S. dollar against the real on the net equity of our Cayman Islands Branch.  In the year ended December 31, 2011, the hedging result totaled losses of R$1,646 million offset by gains in the same amount in tax expenses, compared to gains of R$272 million in 2010, offset by losses in the same amount in tax expenses.  A hedge position, composed of derivatives, was established to mitigate the exchange rate variation and the effects of offshore investments on our net profit.  Excluding the effects of the hedging results of our Cayman Islands Branch, gains/losses on financial assets and liabilities (net) plus exchange differences for the year ended December 31, 2011 totaled gains of R$1,412 million, a R$192 million decrease from gains of R$1,603 million for the year ended December 31, 2010.  This variation is explained by the early redemption of certain debt at a discount, which resulted in a gain of R$64 million in January 2010 and which did not recur in 2011, lower results of R$17 million from hedge operations and lower results of R$111 million from derivatives transactions with customers and others.

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2011 was an expense of R$379 million, an increase of R$31 million compared to an expense of R$348 million for the year ended December 31, 2010.

Administrative Expenses

Administrative Expenses for the year ended December 31, 2011 were R$12,373 million, a R$1,142 million increase compared to expenses of R$11,231 million for the year ended December 31, 2010, mainly due to labor cost increases tied to inflation, and the expansion of our branch network, with the addition of 154 new branches in 2011.

Salaries, benefits and social security expenses increased R$632 million in 2011 due principally to the recruitment of employees and to the impact of salary increases tied to inflation under our collective bargaining agreement.  This agreement requires certain adjustments in fixed and variable income, linked to the official consumer price inflation index (IPCA).

The following table sets forth personnel expenses for each of the periods indicated:

	For the year ended December 31
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Salaries	4,192	3,731	12.3%	461
Social security	1,092	994	9.9%	98
Benefits	866	792	9.3%	74
Training	116	93	24.7%	23
Others	378	316	20.1%	62
Total	6,644	5,926	12.1%	718

Other administrative expenses increased R$425 million from R$5,304 million for the year ended December 31, 2010 to R$5,729 million for the year ended December 31, 2011.  The increase was primarily due to contractual readjustments (contracts linked to inflation), new points of sale, a growth in our customer base, which generally leads to increased spending on infrastructure and services, and an increase in costs for advertising and marketing campaigns.

The efficiency ratio, which we calculate as total administrative expenses divided by total income, reached 35.6% in the year ended December 31, 2011, as compared to 34.5% for the year ended December 31, 2010.

The following table sets forth other administrative expenses for each of the periods indicated:

	For the year ended December 31,
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Specialized and technical services	1,564	1,504	4.0%	60
Property, fixtures and supplies	1,087	966	12.6%	121
Technology and systems	1,006	889	13.2%	117
Advertising	493	422	16.9%	71
Communications	566	555	2.0%	11
Per diems and travel expenses	174	151	15.4%	23
Surveillance and cash courier services	521	513	1.6%	8
Other administrative expenses	316	304	3.9%	12
Total	5,729	5,304	8.0%	425

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2011 were expenses of R$1,462 million, a R$225 million increase from R$1,237 million for the year ended December 31, 2010, principally due to the initial amortization of our technological systems related to the integration process and branch network expansion.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims.  Provisions (net) totaled R$3,061 million for the year ended December 31, 2011, an increase of R$1,087 million compared to R$1,974 million for the year ended December 31, 2010.  This increase was mainly due to an increase in provisions for labor and tax litigation partially offset by a decrease in civil claims.  Provisions for labor claims increased R$648.7 million in 2011, primarily due to our efforts during the fourth quarter to accelerate the settlement of outstanding labor claims in an effort to reduce the volume of open claims.  Concurrently, we have been implementing measures to reduce the level of new labor disputes with new controls on labor outsourcing among other measures.

Impairment Losses on Financial Assets (Net)

Our computable credit risk portfolio increased by R$33,635 million in the year ended December 31, 2011, or 18.4%, compared to the year ended December 31, 2010, while non-performing assets increased 39.8%, or R$3,724 million.  The default rate increased 91 basis points in 2011.  Net expenses from allowances for credit losses related to leasing transactions was adjusted for R$550 million due to a reclassification related to the unification of the accounting procedures of leasing transactions made during the integration representing an increase of 6.8%, or R$598 million, from R$8,783 million on December 31, 2010 to R$9,382 million on December 31, 2011.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2011 and at December 31, 2010.

	At December 31,
	2011	2010
	(in millions of R$, except percentages)
Computable credit risk(1)	216,756	183,121
Nonperforming assets	13,073	9,348
Allowances for nonperforming assets	11,180	9,192
Ratios
Nonperforming assets to computable credit risk	6.0%	5.1%
Coverage ratio(2)	85.5%	98.3%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including nonperforming assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for credit losses as a percentage of nonperforming assets.

The following chart shows the ratio of our non-performing assets to credit risk (not including guarantees and documentary credits) from the fourth quarter of 2008 through the fourth quarter of 2011(1):

The following table shows our nonperforming assets by type of loan at December 31, 2011 and December 31, 2010.

Impaired Assets by Type of Customer

	At December 31,
	2011	2010
	(in millions of R$)

Commercial, financial and industrial	4,775	3,563
Real estate – mortgage	172	150
Installment loans to individuals	7,720	4,863
Lease financing	406	772
Total	13,073	9,348

Non-performing assets as a percentage of shareholders’ equity increased from 13.0% as of December 31, 2010 to 17.0% as of December 31, 2011.  Non-performing assets as a percentage of shareholders’ equity excluding goodwill increased from 21.1% as of December 31, 2010 to 26.2% as of December 31, 2011.  This figure was adversely influenced by an increase in Brazilian interest rates, inflation and macroprudential economic policies, which directly affected the individuals segment of the banking system, mainly the consumption portfolio.

Commercial, financial and industrial

Non-performing assets in commercial, financial and industrial loans on December 31, 2011 increased R$1,212 million, or 34.0%, compared to December 31, 2010.  Commercial, financial and industrial credit portfolio increased by 21%, therefore, the increase on non-performing assets was expected.  Further, this increase was in line with market trends.

Real estate – mortgage

Non-performing assets in real estate – mortgage loans increased R$22 million, or 14.5%, at December 31, 2011, compared to December 31, 2010.  In light of the increase in this credit portfolio, an increase in non-performing assets was expected.  The percentage of non-performing assets over our total portfolio improved in 2007, from 2.2% in 2010 to 1.7% in 2011.

Installment loans to individuals

Non-performing assets in installment loans to individuals increased R$2,856 million, or 58.7%, at December 31, 2011 compared to December 31, 2010.  This figure was adversely influenced by an increase in Brazilian interest rates, inflation, and certain measures implemented by the Brazilian Central Bank to control consumer credit, which directly affected the individuals segment of the banking system, mainly the consumer lending portfolio.

Lease financing

Non-performing loans in lease financing decreased R$366 million, or 47.4%, in the year ended December 31, 2011 compared to year ended December 31, 2010, mainly due to a decrease in lending in this category, in line with market trends.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2011 were losses of R$39 million, a R$18 million increase from losses of R$21 million for year ended December 31, 2010, mainly due to lower provisions related to noncurrent assets.

Other nonfinancial gains/losses

Other nonfinancial gains/losses were gains of R$452 million during the year ended December 31, 2011, a R$312 million increase from gains of R$140 million during the year ended December 31, 2010.  This increase was mainly due to R$424 million in gains related to the sale of Santander Seguros to ZS Insurance.  This increase was partially offset by a R$107 million non-operating gain in March 2010 resulting from the sale of a former headquarters building.

Income Taxes

Income tax expenses reached R$1,155 million in the year ended December 31, 2011, a R$1,459 million decrease from R$2,614 million in the year ended December 31, 2010.  The appreciation of the U.S. dollar against the real on the net equity of our Cayman Islands Branch, and the negative hedge results, caused lower tax expenses of R$1,646 million in the year ended December 31, 2011, compared to higher tax expenses of R$272 million in 2010.  See “—Other Factors Affecting Our Financial Condition and Results of Operations—Cayman Offshore Hedging”.  Disregarding these effects, tax expenses were R$2,801 million and R$2,342 million for 2011 and 2010, respectively, which increase is due to lower goodwill tax amortizations (other than Banco Real), and to lower interest on capital.

Results of Operations by Segment for the Year ended December 31, 2011 Compared to the Year ended December 31, 2010

The following table presents an overview of certain income statement data for each of our operating segments for the year ended December 31, 2011.

Condensed Income Statement

	For the year ended December 31, 2011
	Commercial Banking	% of Total	Global Wholesale Banking	% of Total	Asset Management and Insurance	% of Total	Total
	(millions of R$, except percentages)
Net interest income	24,971	89.5%	2,589	9.3%	342	1.2%	27,902
Income from equity instruments	94	100.0%	0	0.0%	0	0.0%	94
Income from companies accounted for by the equity method	54	100.0%	0	0.0%	0	0.0%	54
Net fee and commission income	6,192	84.4%	796	10.8%	351	4.8%	7,339
Gains/losses on financial assets and liabilities and exchange differences (net)	(753)	n.a.	513	(217.6)%	5	(2.2)%	(235)
Other operating income/expenses	(695)	n.a.	(29)	7.7%	345	n.a.	(379)
Personnel expenses	(6,031)	90.8%	(526)	7.9%	(87)	1.3%	(6,644)
Other administrative expenses	(5,431)	94.8%	(242)	4.2%	(56)	1.0%	(5,729)
Depreciation and amortization	(1,331)	91.1%	(106)	7.2%	(25)	1.7%	(1,462)
Provisions (net)	(3,024)	98.8%	3	(0.1)%	(40)	1.3%	(3,061)
Impairment losses on financial assets (net)	(9,334)	99.5%	(47)	(0.5)%	0	0.0%	(9,382)
Impairment losses on other assets (net)	(34)	87.8%	(5)	12.2%	0	0.0%	(39)
Other nonfinancial gain (losses)	452	100.0%	0	0.0%	0	0.0%	452
Profit before tax	5,128	57.5%	2,947	33.0%	835	9.4%	8,911

The following tables show our results of operations for the years ended December 31, 2011 and 2010, for each of our operating segments.

Commercial Banking

	For the year ended December 31
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Net interest income	24,971	21,301	17.2%	3,670
Income from equity instruments	94	52	81.2%	42
Income from companies accounted for by the equity method	54	44	23.4%	10

	For the year ended December 31
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Net fee and commission income	6,192	5,530	12.0%	662
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(753)	1,550	(148.6)%	(2,303)
Other operating income/expenses	(695)	(596)	16.6%	(99)
Total income	29,863	27,881	7.1%	1,982
Personnel expenses	(6,031)	(5,354)	12.7%	(677)
Other administrative expenses	(5,431)	(5,003)	8.6%	(428)
Depreciation and amortization	(1,331)	(1,130)	17.8%	(201)
Provisions (net)	(3,024)	(1,941)	55.8%	(1,083)
Impairment losses on financial assets (net)	(9,334)	(8,225)	13.5%	(1,109)
Impairment losses on other assets (net)	(34)	(21)	63.8%	(13)
Other nonfinancial gain (losses)	452	140	n.a.	312
Profit before tax	5,128	6,347	(19.2)%	(1,219)

Global Wholesale Banking

	For the year ended December 31
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Net interest income	2,589	2,501	3.5%	88
Net fee and commission income	796	892	(10.8)%	(96)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	513	244	109.9%	269
Other operating income/expenses	(29)	(30)	(2.3)%	1
Total income	3,869	3,607	7.2%	262
Personnel expenses	(526)	(512)	2.6%	(14)
Other administrative expenses	(242)	(215)	12.3%	(27)
Depreciation and amortization	(106)	(58)	83.3%	(48)
Provisions (net)	3	4	(25.0)%	(1)
Impairment losses on financial assets (net)	(47)	(8)	n.a.	(39)
Impairment losses on other assets (net)	(5)	0	n.a.	(5)
Profit before tax	2,947	2,818	4.6%	129

Asset Management and Insurance

	For the year ended December 31
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Net interest income	342	292	16.7%	50
Net fee and commission income	351	414	(15.2)%	(63)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	5	80	(93.6)%	(75)
Other operating income/expenses	345	278	24.1%	67
Total income	1,043	1,065	(2.1)%	(22)
Personnel expenses	(87)	(60)	44.7%	(27)
Other administrative expenses	(56)	(86)	(35.1)%	30
Depreciation and amortization	(25)	(50)	(49.8)%	25
Provisions (net)	(40)	(38)	6.8%	(2)
Profit before tax	835	832	0.4%	3

Commercial Banking Segment Consolidated Results of Operations for the Year ended December 31, 2011 Compared to the Year ended December 31, 2010

Summary

Profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2011 was R$5,128 million, a R$1,219 million decrease from R$6,347 million for the year ended December 31, 2010.  Excluding the effects of the hedging results of our Cayman Islands branch, our profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2011 totaled R$6.8 billion, a R$700 million increase from R$6.1 billion for the year ended December 31, 2010.  This variation was mainly due to:

•
An increase of 17.2%, or R$3,670 million, in net interest income for the year ended December 31, 2011 compared to the year ended December 31, 2010, mainly due to growth of R$3.4 billion in revenues from lending activities, driven by lending to individuals and SME customers.

•
An increase of 12.0%, or R$662 million, in net fee and commission income for the year ended December 31, 2011 compared to the year ended December 31, 2010, principally due to (1) an increase in revenues from credit and debit cards which mainly reflects the increase in fees from our merchant acquisition business, and also the adoption of a strategy based on innovation and a focus on customer needs, resulting in an increase in the card base and in product penetration, (2) an increase in the commissions from sales of insurance and capitalization products paid by our insurance business to the Commercial Banking segment and (3) the change of the effective term of life and personal accident premiums, which in 2011 ceased to be renewed on a monthly basis and began to be renewed on an annual basis.

These increases were partially offset by:

•
A R$2,303 million decrease in gains (losses) on financial assets and liabilities (net) plus exchange differences to a loss of R$753 million in the year ended December 31, 2011 compared to gains of R$1,550 million in the year ended December 31, 2010.  The decrease was mainly due to the effect of the appreciation of the U.S. dollar against the real on the net equity of our Cayman Islands Branch.  In the year ended December 31, 2011, the hedging result totaled losses of R$1,646 million, which were offset by net gains in the same amount in tax expenses, compared to gains of R$272 million in 2010.  A hedge position, composed of derivatives, was established to mitigate the exchange rate variation and the effects of offshore investments on our net profit.  Excluding the effects of the hedging results of our Cayman Islands Branch, gains (losses) on financial assets and liabilities (net) plus exchange differences for the Commercial Banking segment for the year ended December 31, 2011 totaled gains of R$893 million, a R$385 million decrease from gains of R$1,278 million for the year ended December 31, 2010.  This variation is partially explained by the liquidation of a R$64 million subordinated liability in January 2010, which did not occur in 2011, lower results of R$17 million from hedge operations and lower results of R$305 million from derivatives transactions with customers and others.

•
A 12.7%, or R$677 million, increase in personnel expenses in the year ended December 31, 2011 as compared to the year ended December 31, 2010, mainly due to the recruitment of employees for our new branches and the impact of our collective bargaining agreement.  This agreement requires certain adjustments in fixed and variable income, linked to the official consumer price inflation index (IPCA).

Net Interest Income

Net interest income for the Commercial Banking segment for the year ended December 31, 2011 reached R$24,971 million, a 17.2%, or R$3,670 million, increase from R$21,301 million for the year ended December 31,

2010.  Revenues from lending activities increased R$3,365 million due to a 19.6%, or R$28,118 million, growth in the average credit portfolio volume in 2011, driven by lending to individuals and SME customers.

Income from Equity Instruments

Income from Equity Instruments for the year ended December 31, 2011 reached R$94.0 million, a 81.2% or R$42.0 million increase from R$52.0 million for the same period in 2010.  This increase was mainly due to higher results from available-for-sale financial assets over the year.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the Commercial Banking segment for the year ended December 31, 2011 was R$54 million, a R$10 million increase from R$44 million for the year ended December 31, 2010.  This increase principally reflects a growth in the results of Companhia de Arrendamento Mercantil RCI Brasil and of Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Net Fee and Commission Income

Net fee and commission income for the Commercial Banking segment for the year ended December 31, 2011 reached R$6,192 million, a 12.0%, or R$662 million, increase from R$5,530 million for the year ended December 31, 2010.

Revenues from credit and debit cards totaled R$1,298 million in the year ended December 31, 2011, an increase of 34.0% compared to the year ended December 31, 2010.  This performance reflects the increase in fees from the merchant acquisition business and the adoption of a strategy based on innovation and a focus on customer needs, resulting in an increase in our credit card base and in product penetration.  In 2011, credit card transaction volume increased 11.2% compared to 2010, and total financial transaction volume increased 11.3% compared to 2010.  Our credit card base increased 8.2% in 2011 and our debit card base increased 13.4% in 2011 reaching a total amount of 29.3 million issued cards.

The increase was also due to:

•	An increase in the commissions from insurance and capitalization products paid by our insurance business to the Commercial Banking segment; and

•	The change of the effective term of life and personal accident premiums, which in 2011 ceased to be renewed on a monthly basis and began to be renewed on an annual basis.

Gains/Losses on Financial Assets and Liabilities plus Exchange Differences

Gains on financial assets and liabilities (net) plus exchange differences for the Commercial Banking segment for the year ended December 31, 2011 were losses of R$753 million, a R$2,303 million decrease from gains of R$1,550 million for the year ended December 31, 2010.  The decrease was mainly due to the effect of the appreciation of the U.S. dollar against the real on the net equity of our Cayman Islands Branch.  In the year ended December 31, 2011, the hedging result totaled losses of R$1,646 million, offset by gains in the same amount in tax expenses, compared to gains of R$272 million in 2010, offset by losses in the same amount in tax expenses.  This hedge position, composed of derivatives, was set up to mitigate the exchange rate variation and the effects of offshore investments on our net profit.  Excluding the effects of the hedging results of our Cayman Islands Branch, gains/losses on financial assets and liabilities (net) plus exchange differences for the Commercial Banking segment for the year ended December 31, 2011 totaled gains of R$893 million, a R$385 million decrease from gains of R$1,278 million for the year ended December 31, 2010.  This decrease was due to the liquidation of a R$64 million subordinated liability in January 2010, which did not occur in 2011, lower results of R$17 million from hedge operations and lower results of R$305 million from derivatives transactions with customers and others.

Other Operating Expenses

Other operating expenses for the Commercial Banking segment for the year ended December 31, 2011 totaled expenses of R$695 million, a 16.6% increase when compared to expenses of R$596 million for the year ended December 31, 2010.

Personnel Expenses

Personnel expenses for the Commercial Banking segment increased from R$5,354 million for the year ended December 31, 2010 to R$6,031 million for the year ended December 31, 2011, a 12.7%, or R$677 million, increase, mainly due to the recruitment of employees primarily for the expanded branch network and the impact of our collective bargaining agreement.  This agreement requires certain adjustments in fixed and variable compensation, linked to the official consumer price inflation index (IPCA).

Other Administrative Expenses

Other administrative expenses for the Commercial Banking segment increased from R$5,003 million for the year ended December 31, 2010 to R$5,431 million for the year ended December 31, 2011, an 8.6%, or R$428 million, increase, primarily due to contractual readjustments for contracts tied to inflation, opening new points of sale and growth in our customer base, which generally leads to increased spending on infrastructure and services and an increase in costs for advertising and marketing campaigns.

Depreciation and amortization

Depreciation and amortization for the Commercial Banking segment for the year ended December 31, 2011 was R$1,331 million, a R$201 million increase from R$1,130 million for the year ended December 31, 2010, principally due to the initial amortization of our technological systems related to the integration process and branch network expansion.

Provisions (Net)

Provisions (net) for the Commercial Banking segment were expenses of R$3,024 million for the year ended December 31, 2011, an increase of R$1,083 million compared to expenses of R$1,941 million for the year ended December 31, 2010.  During the year ended December 31, 2011, this increase was mainly due to an increase in provisions for labor and tax litigation partially offset by a decrease in civil claims.  Provisions for labor claims increased R$648.7 million in 2011, primarily due to our efforts during the fourth quarter to accelerate the rate of settlement of outstanding labor claims in an effort to reduce the volume of open claims.  In concert with our increased settlement rate, we have been implementing measures to reduce the level of new labor disputes with new controls over labor outsourcing among other measures.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the Commercial Banking segment for the year ended December 31, 2011 reached R$9,334 million, a 13.5%, or R$1,109 million, increase from expenses of R$8,225 million for the year ended December 31, 2010, principally due to an increase in the delinquency ratio.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the Commercial Banking segment for the year ended December 31, 2011 were losses of R$34 million, a R$13 million increase from losses of R$21 million for the year ended December 31, 2010, mainly due to higher provisions related to noncurrent assets.

Other non-financial gains/losses

Other non-financial gains/losses were gains of R$452 million during the year ended December 31, 2011, a R$312 million increase from gains of R$140 million during the year ended December 31, 2010.  The increase is mainly due to R$424 million in gains related to the sale of Santander Seguros to ZS Insurance.  This increase was partially offset by a R$107 million non-operating gain in March 2010 resulting from the sale of a former headquarters building.

Global Wholesale Banking Consolidated Results of Operations for the Year ended December 31, 2011 Compared to the Year ended December 31, 2010

Summary

Profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2011 was R$2.9 billion, a 4.6%, or R$129 million, increase from R$2.8 billion for the year ended December 31, 2010.

The increase was principally due to:

•
A 3.5%, or R$88 million, increase in net interest income in the year ended December 31, 2011 as compared to the year ended December 31, 2010, due to an increase in revenues from loans and public bonds; and

•
A R$269 million increase in gains on financial assets and liabilities (net) and Exchange Differences in the year ended December 31, 2011 compared to the year ended December 31, 2010, mainly due to higher gains in market making and trading, which were partially offset by a decrease in the amount of derivatives transactions with customers.

The increase was partially offset by:

•
A R$96 million decrease in net fee and commission income in the year ended December 31, 2011 as compared to the year ended December 31, 2010, mainly due to a decrease in commissions from capital markets and trade finance operations driven by lower activity in these segments in 2011 compared to 2010.

•	A R$39 million increase in impairment losses on financial assets (net) in the year ended December 31, 2011, mainly due to higher provisions in 2011.

•	A 12.3%, or R$27 million, increase in other administrative expenses in the year ended December 31, 2011 as compared to 2010, mainly due to an increase in technology costs.

•
A R$48 million increase in depreciation and amortization in the year ended December 31, 2011 compared to the year ended December 2010, principally due to the amortization of technological systems and other non-technological assets that were classified as tangible assets.

Net Interest Income

Net interest income for the Global Wholesale Banking segment for the year ended December 31, 2011 reached R$2,589 million, a 3.5%, or R$88 million, increase from R$2,501 million for the year ended December 31, 2010, as a result of a growth in revenues from loans and public bonds.

Net Fee and Commission Income

Net fee and commission income for the Global Wholesale Banking segment for the year ended December 31, 2011 was R$796 million, a 10.8%, or R$96 million, decrease from R$892 million for the year ended December 31, 2010.  This variation was mainly due to a decrease in commissions from capital markets and trade finance operations.

Gains/Losses on Financial Assets and Liabilities and Exchange Differences

Gains/losses on financial assets and liabilities (net) plus exchange differences for the Global Wholesale Banking segment for the year ended December 31, 2011 were gains of R$513 million, a R$269 million increase from gains of R$244 million for the year ended December 31, 2010.  This increase was mainly due to higher gains in market making and trading, which were partially offset by a decrease in the amount of derivatives transactions with customers.

Other Operating Income/Expenses

Other operating income/expenses for the Global Wholesale Banking segment for the year ended December 31, 2011 were expenses of R$29 million, a decrease in expenses of R$1 million when compared to the year ended December 31, 2010.

Personnel Expenses

Personnel expenses for the Global Wholesale Banking segment increased from R$512 million for the year ended December 31, 2010 to R$526 million for the year ended December 31, 2011, a 2.6% or R$14 million increase, mainly due to the recruitment of employees and the impact of salary increases under our collective bargaining agreement.  This agreement requires certain adjustments in fixed and variable compensation, linked to the official consumer price inflation index (IPCA).

Other Administrative Expenses

Other administrative expenses for the Global Wholesale Banking segment increased from R$215 million for the year ended December 31, 2010 to R$242 million for the year ended December 31, 2011, a 12.3%, or R$27 million, increase, mainly due to increased technology costs.

Depreciation and Amortization

Depreciation and amortization for the Global Wholesale Banking segment for the year ended December 31, 2011 was R$106 million, a R$48 million increase from R$58 million for the year ended December 31, 2010, principally due to the amortization of technological systems and other non-technological fixed assets.

Provisions (Net)

Provisions (net) for the Global Wholesale Banking segment were income of R$3 million for the year ended December 31, 2011, which decreased R$1 million as compared to the year ended December 31, 2010.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the Global Wholesale Banking segment for the year ended December 31, 2011 were losses of R$47 million, a R$39 million increase from losses of R$8 million for the year ended December 31, 2010, mainly due to higher provisions in 2011.

Asset Management and Insurance Segment Consolidated Results of Operations for the Year ended December 31, 2011 Compared to the Year ended December 31, 2010

Summary

Profit before income tax attributed to the Asset Management and Insurance segment for the year ended December 31, 2011 reached R$835 million, a 0.4%, or R$3 million, increase from R$832 million for the year ended December 31, 2010.  The result was affected by a decline in results during the fourth quarter of 2011 as a consequence of the sale of Santander Seguros to ZS Insurance.  The main variations included:

•
An increase of R$50 million in net interest income in the year ended December 31, 2011.  This increase was mainly due to the impact of our line-by-line consolidation of the investment funds from capitalization resources that after January 2011 began to be allocated in the net interest income.  Prior to January 2011, the results of the capitalization products were allocated in gains/losses on financial assets instead of net interest income and one of the pension funds was allocated in other operating income/expenses.  The result was affected by a decline in results during the fourth quarter of 2011 as a consequence of the sale of Santander Seguros to ZS Insurance; and

•	An increase of R$67 million in other operating income/expenses for the Asset Management and Insurance segment for the year ended December 31, 2011 as compared to the year ended December 31, 2010. This increase was mainly due to an increase in revenues from insurance activities, partially offset by the impact of our line-by-line consolidation of investment funds from capitalization resources that after January 2011 began to be allocated in net interest income, in order to better demonstrate the economic characteristics of these assets.

This increase was partially offset by:

•
A R$75 million decrease in gains/losses on financial assets and liabilities (net) plus exchange differences in the year ended December 31, 2011 as compared to 2010.  This decrease is mainly due to the line-by-line consolidation of the investment fund from capitalization resources are invested beginning in January 2011, in order to better demonstrate the economic characteristics of these assets.  After January 2011, the results of the investment fund, mainly composed of publicly-traded securities, are allocated in net interest income instead of in gains/losses on financial assets.

Net Interest Income

Net interest income for the Asset Management and Insurance segment for the year ended December 31, 2011 was R$342 million, a R$50 million increase from R$292 million for the year ended December 31, 2010.  This increase was mainly due to the impact of our line-by-line consolidation of the investment funds where the capitalization and pension funds resources that after January 2011 began to be allocated in the net interest income.  Prior to January 2011, the results of the capitalization products were allocated in gains/losses on financial assets instead of net interest income.  The result was affected by lower interest income during the fourth quarter of 2011 as a consequence of the sale of Santander Seguros to ZS Insurance.

Net Fee and Commission Income

Net fee and commission income for the Asset Management and Insurance segment for the year ended December 31, 2011 reached R$351 million, a 15.2%, or R$63 million decrease from R$414 million for the year ended December 31, 2010.  This decrease was due to higher commissions for insurance and capitalization products paid to the Commercial Banking segment.

Gains/Losses on Financial Assets and Liabilities and Exchange Differences

Gains/losses on financial assets and liabilities (net) and exchange differences for the Asset Management and Insurance segment for the year ended December 31, 2011 were R$5 million, a R$75 million decrease from gains of R$80 million for the year ended December 31, 2010.  This variation was mainly due to the line-by-line consolidation of the investment funds from capitalization resources that began to be allocated in net interest income in January 2011, in order to better demonstrate the economic characteristics of these assets.  After January 2011, the results of the investment fund, mainly composed of publicly-traded securities, are allocated in net interest income instead of in gains/losses on financial assets.  This decrease is also due to the sale of the Insurance segment which stopped being accounted in the fourth quarter of 2011.

Other Operating Income/Expenses

Other operating income/expenses for the Asset Management and Insurance segment for the year ended December 31, 2011 was income of R$345 million, a R$67 million increase, compared to income of R$278 million for the year ended December 31, 2010.  This increase was mainly due to an increase in revenues from insurance activities.

Personnel Expenses

Personnel expenses for the Asset Management and Insurance segment increased from R$60 million for the year ended December 31, 2010 to R$87 million for the year ended December 31, 2011, a R$27 million increase.  This increase was mainly due to the impact of salary increases under our collective bargaining agreement.  This agreement requires certain adjustments in fixed and variable compensation, linked to the official consumer price inflation index (IPCA).

Other Administrative Expenses

Other administrative expenses for the Asset Management and Insurance segment decreased from R$86 million for the year ended December 31, 2010 to R$56 million for the year ended December 31, 2011, a 35.1%, or R$30 million decrease.

Provisions (Net)

Provisions (net) for the Asset Management and Insurance segment were R$40 million for the year ended December 31, 2011, compared to R$38 million for the year ended December 31, 2010.  This increase was mainly due to additional labor provisions.

Loan Portfolio

Our credit portfolio totaled R$194,184 million as of December 31, 2011, a 20.9% increase from December 31, 2010.  Individuals and SMEs were the highlights, with increases of 24.4% and 25.6%, respectively.  In the individual segment, the growth of R$12,432 million from December 31, 2010 to December 31, 2011 was driven mainly by credit cards, mortgage loans and personal loans.  The highlights in the corporate and SMEs segment were working capital and real estate related products, despite a reduction in trade finance.

	At December 31,
	2011	2010	Change	Change
	(in millions of R$, except percentages)
Individuals	63,413	50,981	24.4%	12,432
Consumer Finance	30,459	26,969	12.9%	3,490
SMEs	47,940	38,178	25.6%	9,762
Corporate	52,373	44,431	17.9%	7,942
Total	194,184	160,559	20.9%	33,625

Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

	Year ended December 31,
	2010	2009	% Change	Change
	(in millions of R$)
Net interest income	24,095	22,167	8.7%	1,928
Income from equity instruments	52	30	73.0%	22
Net fee and commissions	6,836	6,238	9.6%	598
Income from companies accounted by the equity method	44	295	(85.1%)	(251)
Gains/(losses) on financial assets and liabilities (net) plus Exchange differences (net)	1,875	2,665	(29.6%)	(790)
Other operating income (expenses)	(348)	(116)	200.0%	(232)
Gross income	32,553	31,280	4.1%	1,273
Administrative expenses	(11,231)	(10,947)	2.6%	(284)
Depreciation and amortization	(1,237)	(1,249)	(0.9%)	(12)
Provisions (net)	(1,974)	(3,481)	(43.3%)	1,507
Impairment losses on financial assets (net)	(8,234)	(9,966)	(17.4%)	1,732
Impairment losses on other assets (net)	(21)	(901)	(97.7%)	880
Gains/(losses) on disposal of assets not classified as noncurrent assets held for sale plus Gains/(losses) on disposal of noncurrent assets held for sale	140	3,401	(95.9%)	(3,261)
Profit before tax	9,997	8,137	22.9%	1,860
Taxes	(2,614)	(2,629)	(0.6%)	15
Net income	7,383	5,508	34.0%	1,875

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

•
A 9.6% increase in net fee and commission income or R$598 million in 2010.  This increase was mainly due to a growth in the commissions on sale of insurance and capitalization products and pension funds, credit and debit cards and in the investment funds segment.

•	A decrease in provisions for litigations of R$1.5 billion, reflecting, mainly, provisions for restructuring costs related to Banco Real acquisition that did occur in 2009 but not in 2010.

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

Average total earning assets in 2010 were R$275.2 billion, a 20% or R$45.7 billion increase from R$229.5 billion in 2009.  The principal drivers of this increase were due to (1) an increase of R$19.5 billion in average of cash and balances with the Brazilian Central Bank, (2) an increase of R$12.3 billion in debt instruments and (3) an increase of R$11.9 billion in average of equity instruments.  Net yield (the quotient of net interest income divided by average earning assets) was 8.8% in 2010, a decrease of 0.9 p.p. compared to 9.7% in 2009.

Average total interest bearing liabilities in 2010 were R$198.5 billion, an 8% or R$14.1 billion increase from R$184.3 billion in 2009.  The principal driver of this growth was an increase in deposits from credit institutions.

The yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities), in the year ended in 2010 was 6.4%, a 1.4 p.p. decrease from 2009.  The decline in yield spread reflects a reduction in the average interest rate we charge on loans because the credit risk of our portfolio declined as a result of improved economic conditions in 2010.  In addition, we substantially increased the average balances of relatively low-yielding deposits with the Brazilian Central Bank in 2010.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2010 were R$6.8 billion, a 9.6% or R$598 million increase from R$6.2 billion for the year ended December 31, 2009.  This increase was mainly due to a R$455 million growth in commissions from the sale of insurance and capitalization products (savings account products that generally require that a customer deposit a fixed sum with us) and pension funds, a R$187 million increase in commissions on credit and debit cards and a R$128 million increase in commissions from services related to investment funds, and the incorporation of the insurance business, partially offset by a decrease of R$205 million in commissions of banking fees and others.

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

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2010 and 2009.

	Year ended December 31
	2010	2009	% Change	Change
	(in million of R$)
Banking fees	2,369	2,458	(3.6%)	(89)
Receiving Services	506	502	0.8%	4
Sale of insurance plus Capitalization plus Pension Funds	1,497	1,042	43.7%	455
Investment funds	865	737	17.4%	128
Credit and debit cards	969	782	24.0%	187
Capital markets	502	539	(6.8%)	(37)
Trade finance	456	384	18.8%	72
Tax on services	(357)	(350)	1.9%	(7)
Others	27	143	(81.3)%	(116)
Total	6,836	6,238	9.6%	598

Income from Companies Accounted by the Equity Method

Share of results of entities accounted by the equity method for the year ended December 31, 2010 was R$44 million, a R$251 million decrease from R$295 million for the year ended December 31, 2009.  This decrease reflects the impact of the sale of Cielo S.A. (formerly Companhia Brasileira de Meios de Pagamento—VISANET) and the restructuring process of ABN AMRO, Brasil Dois Participações S.A., which resulted in profit from the participation in such entities of R$116 million and R$126 million, respectively, in 2009 that did not occur in 2010.

Gains (Losses) on Financial Assets and Liabilities (Net) plus Exchange Differences

Gains (losses) on financial assets and liabilities (net) plus Exchange Differences for the year ended December 31, 2010 were gains of R$1.9 billion, a R$790 million decrease from gains of R$2.7 billion for the year ended December 31, 2009.  The decrease was driven by the effect of the hedge of our investment at our Cayman Islands branch (a strategy to mitigate the exchange rate variation and the fiscal effects of offshore investments on net profit).  In the year ended December 31, 2010, the effect of the devaluation of the U.S. dollar against the real on the net equity of our Cayman Islands branch, and the positive hedge results, caused gains of R$272 million, compared to gains of R$1.1 billion in the same period of 2009, offset by losses in the same amounts in taxes expenses.  Excluding the effect of the hedge of the investment in the Cayman Islands branch, gains (losses) on financial assets and liabilities (net) were R$1.6 billion for the twelve-month period ended December 31, 2010, an increase of 5.5% compared to R$1.5 billion for the same period of 2009.  For further information, see “—Other Factors Affecting Our Financial Condition and Results of Operations—Cayman Offshore Hedging”.

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

The following table sets forth personnel expenses for each of the periods indicated.

	Year ended December 31,
	2010	2009	Change %	Change
	(in millions of R$)
Salaries	3,731	3,364	10.9%	367
Social Security	994	971	2.4%	23
Benefits	792	749	5.7%	43
Training	93	88	5.7%	5
Others(1)	316	339	(6.8%)	(23)
Total	5,926	5,511	7.5%	415

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

Provisions (Net)

Provisions principally include provisions for civil claims, tax litigations, and especially for labor claims.  Provisions (net) were R$2.0 billion in the year ended December 31, 2010, and when compared to R$3.5 billion in the year ended December 31, 2009 reflecting, mainly, provisions for restructuring costs related to Banco Real acquisition that occurred in 2009 but not in 2010.

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

	At December 31,
	2010	2009
	(in millions of R$, except for percentages)
Computable credit risk(1)	183,121	159,362
Non-performing assets	9,348	9,899
Allowances for non-performing assets	9,192	10,070
Ratios
Non-performing assets to computable credit risk	5.1%	6.2%
Coverage ratio(2)	98.3%	101.7%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for credit losses as a percentage of non-performing assets.

The following chart shows our impaired assets from the fourth quarter of 2008 to the fourth quarter of 2010(1):

	4Q08	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10
Individual	8.30%	8.60%	8.80%	9.70%	9.30%	8.80%	8.20%
Total	5.70%	6.00%	7.00%	7.70%	7.20%	7.00%	6.60%
Corporate	3.90%	4.20%	5.70%	6.10%	5.30%	5.30%	5.10%

(1)	Managerial non-performing assets to computable credit risk.

The following table shows our non-performing assets by type of loan at December 31, 2010 and December 31, 2009.

Impaired Assets by Type of Customer

	At December 31,
	2010	2009
	(in millions of R$)

Commercial, financial and industrial	3,563	3,618
Real estate – mortgage	150	109
Installment loans to individuals	4,863	5,335
Lease financing	772	837
Total	9,348	9,899

Commercial, financial and industrial

Non-performing assets in commercial, financial and industrial loans in December 2010 showed a reduction of R$56 million compared to December 31, 2009, resulting in an improvement on the respective default rate.

Real estate – mortgage

Non-performing assets in real estate – mortgage loans increased by R$41 million at December 31, 2010, compared to December 31, 2009, due to default of remaining loans granted during the financial crisis.

Installment loans to individuals

Non-performing assets in installment loans to individuals showed a decrease of 9% (R$472 million), which represents a considerable reduction compared to the year ended December 31, 2009, observing the increase of 22.7% (R$11,147 million) on this portfolio.  The decrease occurred mostly in refinancing products which benefited from the measures adopted in response to the international financial crisis, such as improving the decision-making process on lending and strengthening the credit recovery business.

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

Gains/losses on disposal of assets not classified as non-current assets held for sale plus Gains/losses on disposal of non-current assets held for sale

Gains/losses on disposal of assets not classified as non-current assets held for sale plus Gains/losses on disposal of non-current assets held for sale were gains of R$140 million during the year ended December 31, 2010, a R$3.2 billion decrease from gains of R$3.4 billion during the same period ended in 2009, mainly due to the gain in 2009 from the sale of our interest in Cielo S.A. (formerly Companhia Brasileira de Meios de Pagamento—VISANET).

Income Tax

Income tax was R$2.6 billion in 2010, a R$15 million decrease from 2009.  Our effective tax rate was 26.1% and 32.3%, respectively for 2010 and 2009.  In 2010, the devaluation of the dollar against the real on the net equity of our Cayman Islands branch, and the positive hedge results, caused losses of R$180 million in the tax expenses, compared to losses of R$1.1 billion in 2009.  See “—Other Factors Affecting Our Financial Condition and Results of Operations—Cayman Offshore Hedging”.  In addition, tax expense was affected in 2010, compared to 2009 by the following: (1) an increase of R$103 million in tax expenses due to lower deductible goodwill amortizations, R$1.4 billion in 2010 compared to R$1.5 billion in 2009, and (2) a R$374 million increase in deductions to R$704 million in 2010 related to interest on capital, as compared to R$330 million in 2009.

Results of Operations by Segment for the Year ended December 31, 2010 Compared to the Year ended December 31, 2009

The following tables present an overview of certain income statement data for each of our operating segments for the year ended December 31, 2010.

Condensed Income Statement

	For the year ended December 31, 2010
	Commercial Banking	% of Total	Global Wholesale Banking	% of Total	Asset Management and Insurance	% of Total	Total
	(millions of R$, except percentages)
Net interest income	21,301	88.4%	2,501	10.4%	292	1.2%	24,095
Income from equity instruments	52	100.0%	–	0.0%	–	0.0%	52
Income from companies accounted by the equity method	44	100.0%	–	0.0%	–	0.0%	44
Net fee and commission income	5,530	80.9%	892	13.0%	414	6.1%	6,836
Gains/losses on financial assets and liabilities plus Exchange Differences	1,550	82.7%	244	13.0%	80	4.3%	1,875
Other operating income/(expenses)	(596)	171.3%	(30)	8.6%	278	(80.0%)	(348)
Personnel expenses	(5,354)	90.3%	(512)	8.6%	(60)	1.0%	(5,926)
Other administrative expenses	(5,003)	94.3%	(215)	4.1%	(86)	1.6%	(5,304)
Depreciation and amortization of tangible and intangible assets	(1,130)	91.3%	(58)	4.7%	(50)	4.0%	(1,237)
Provisions (net)	(1,941)	98.3%	4	(0.2%)	(38)	1.9%	(1,974)
Impairment losses on financial assets (net)	(8,225)	99.9%	(8)	0.1%	–	0.0%	(8,234)
Impairment losses on other assets (net)	(21)	100.0%	–	0.0%	–	0.0%	(21)
Other nonfinancial gains/(losses)	140	100.0%	–	0.0%	–	0.0%	140
Profit (loss) before tax	6,347	63.5%	2,818	28.2%	832	8.3%	9,997

The following tables show our results of operations for the year ended December 31, 2010 and 2009, for each of our operating segments:

Commercial Banking

	For the year ended December 31,
	2010	2009	% Change	Change
	(in millions of R$, except percentages)
Net interest income	21,301	20,260	5.1%	1,041
Income from equity instruments	52	30	73.0%	22
Income from companies accounted by the equity method	44	295	(85.1%)	(251)
Net fee and commission income	5,530	4,970	11.3%	560

	For the year ended December 31,
	2010	2009	% Change	Change
	(in millions of R$, except percentages)
Gains/losses on financial assets and liabilities (net plus Exchange Differences)	1,550	1,751	(11.5%)	(201)
Other operating income (expenses)	(596)	(281)	n.a.	(315)
Gross income	27,881	27,026	3.2%	855
Personnel expenses	(5,354)	(4,972)	7.7%	(382)
Other administrative expenses	(5,003)	(5,213)	(4.0%)	210
Depreciation and amortization of tangible and intangible assets	(1,130)	(1,176)	(3.9%)	46
Provisions (net)	(1,941)	(3,390)	(42.8%)	1,449
Impairment losses on financial assets (net)	(8,225)	(9,884)	(16.8%)	1,659
Impairment losses on other assets (net)	(21)	(900)	n.a.	879
Other nonfinancial gains (losses)	140	3,403	(95.9%)	(3,263)
Profit (loss) before tax	6,347	4,894	29.7%	1,453

Global Wholesale

	For the year ended December 31,
	2010	2009	% Change	Change
	(in millions of R$, except percentages)
Net interest income	2,501	1,767	41.6%	734
Income from equity instruments	–	–	0.0%	–
Income from companies accounted by the equity method	–	–	0.0%	–
Net fee and commission income	892	863	3.3%	29
Gains/losses on financial assets and liabilities (net) plus Exchange Differences	244	859	(71.5%)	(615)
Other operating income (expenses)	(30)	(23)	30.4%	(7)
Gross income	3,608	3,467	4.1%	141
Personnel expenses	(512)	(474)	8.0%	(38)
Other administrative expenses	(215)	(175)	23.1%	(40)
Depreciation and amortization of tangible and intangible assets	(58)	(39)	48.0%	(19)
Provisions (net)	4	(45)	(109.0%)	49
Impairment losses on financial assets (net)	(8)	(83)	n.a.	75
Profit (loss) before tax	2,818	2,651	6.3%	167

Asset Management and Insurance

	For the year ended December 31,
	2010	2009	% Change	Change
	(in millions of R$, except percentages)			(in millions of R$)
Net interest income	292	140	108.9%	152
Income from equity instruments	–	–	0.0%	–
Income from companies accounted by the equity method	–	–	0.0%	–
Net fee and commission income	414	405	2.2%	9
Gains/losses on financial assets and liabilities (net) plus Exchange Differences	80	54	48.7%	26
Other operating income (expenses)	278	188	48.0%	90

	For the year ended December 31,
	2010	2009	% Change	Change
	(in millions of R$, except percentages)			(in millions of R$)
Gross income	1,065	787	35.3%	278
Personnel expenses	(60)	(65)	(7.7%)	5
Other administrative expenses	(86)	(48)	78.6%	(38)
Depreciation and amortization of tangible and intangible assets	(50)	(34)	46.4%	(16)
Provisions (net)	(38)	(46)	(18.2%)	8
Profit (loss) before tax	832	592	40.5%	240

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

•
Net fee and commission income had increased 11.3% or R$560 million in 2010.  This growth is principally due to increased commissions from the sale of insurance and capitalization products, and credit and debit cards driven by strong penetration of products and the expansion on our card base.

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

Income from Companies Accounted by the Equity Method

Income from companies accounted by the equity method for the Commercial Banking segment for the year ended December 31, 2010 was R$44 million, a R$251 million decrease from R$295 million for the year ended December 31, 2009.  This decrease reflects the impact on of the sale of Cielo S.A. (formerly Companhia Brasileira de Meios de Pagamento—VISANET) and the restructuring process of ABN AMRO Brasil Dois Participações S.A. which resulted in profit from the participation in such entities of respectively R$116 million and R$126 million in the twelve-month period ended December 31, 2009 that did not occur in the same period of 2010.

Net Fee and Commission Income

Net fee and commission income for the Commercial Banking segment for the year ended December 31, 2010 were R$5.5 billion, a 11.3% or R$560 million increase from R$4.9 billion for the year ended December 31, 2009.  This growth is principally due to increased commissions from the sale of insurance, capitalization, and credit and debit cards driven by strong penetration of products and the expansion on our card base.  A notable event in 2010 was the migration of Banco Real’s entire card base to the Santander system, which created opportunities for higher penetration of products and services related to cards and the implementation of improved best practices.

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

Net Fee and Commission Income

Net fee and commission income for the Global Wholesale Banking segment for the year ended December 31, 2010 was R$892 million, a 3.3% or R$29 million increase from R$863 million for the year ended December 31, 2009.  This growth was mainly due to an increase in capital markets business—including M&A, underwriting, among others—and trade finance commissions resulting from a higher volume of transactions.

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

Asset Management and Insurance Segment Consolidated Results of Operations for the Year ended December 31, 2010 Compared to the Year ended December 31, 2009

Summary

Profit before income tax attributed to the Asset Management and Insurance segment for the year ended December 31, 2010 was R$832 million, a 40.5% or R$240 million increase from R$592 million for the year ended December 31, 2009.  Results of operations in our Asset Management and Insurance segment for the year ended December 31, 2009 do not include the results of operations of the asset management and insurance entities until August 14, 2009, when we consolidated these entities”.  See “Item 4.  Information on the Company—B. Business Overview—Asset Management and Insurance”.

Net Interest Income

Net interest income for the Asset Management and Insurance segment for the year ended December 31, 2010 was R$292 million, a R$152 million increase from R$140 million for the year ended December 31, 2009.  This increase was mainly due to the consolidation of the Asset Management and Insurance operations of the Santander Group into this segment in August 2009.

Net Fee and Commission Income

Net fee and commission income for the Asset Management and Insurance segment for the year ended December 31, 2010 were R$414 million, a 2.2% or R$9 million increase from R$405 million for the year ended December 31, 2009.  The level of net fee and commission income has had a growth mainly due to an increase in net commissions on the sale of pension and investment funds.  Beyond this, the increase is mainly due to the consolidation of Asset and Insurance operations of the Santander Group into this segment in August 2009.

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

Provisions (Net)

Provisions (net) for the Asset Management and Insurance segment were losses of R$38 million for the year ended December 31, 2010, compared to losses of R$46 million for the year ended December 31, 2009.  Provisions principally include provisions for labor claims and tax litigations.

New Accounting Pronouncements

Standards and interpretations effective subsequent to December 31, 2011

The Bank has not yet adopted the following new or revised IFRS Interpretations, which have been issued but their effective date is subsequent to the date of these consolidated financial statements:

The amendments to IAS 1—clarifications of disclosures: comprehensive income (OCI)—and their classification within OCI.  Because of anticipated changes in IFRS 9, IAS 19 among others, the IASB explains how to display the components that fit the requirements of this standard.  The amendments are effective for reporting periods beginning on or after July 1, 2012.

Amendment to IFRS 7—clarifications of disclosures: encourages qualitative disclosures in the context of the quantitative disclosure required to help users in comparing the financial statements.  Entities shall apply this Interpretation prospectively for annual periods beginning on or after January 1, 2013.

IFRS 9—Financial Instruments: Recognition and Measurement—The main changes of IFRS 9 compared to IAS 39 are: (i) All recognized financial assets that are currently in the scope of IAS 39 will be measured at either amortized cost or fair value; (ii) IFRS 9 does not retain IAS 39’s concept of embedded derivatives for hybrid contracts if the host contract is a financial asset within the scope of IFRS 9; (iii) the guidance included in IFRS 9 retains the classification criteria for financial liabilities currently contained in IAS 39.  However, there are two key differences, relating to presentation and measurement, compared to IAS 39: (a) the presentation of the effects of changes in fair value attributable to a liability’s credit risk; and (b) the elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity instruments.  This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 10—Consolidated Financial Statements replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (2008) and SIC-12 Consolidation—Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (so whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities).  Under IFRS 10, control is based on whether an investor has (1) power over the investee; (2) exposure, or rights, to variable returns from its involvement with the investee; and (3) the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 – Joint Arrangements introduces new accounting requirements for joint arrangements, which replaces IAS 31 – Interests in Joint Ventures.  According to IFRS 11, it will be obligatory to use the equity method and choosing the method of accounting for jointly controlled entities will not be allowed.  The fundamental principle of IFRS 11 is that parts of a joint venture agreement must determine the type of joint venture in question, based on the assessment of rights and obligations and according to the accounting for the type of joint venture.  There are two types of joint ventures:

(1)  Joint Operations: Rights and obligations on the assets and liabilities related to the agreement.  The parties acknowledge their assets, liabilities and related income and expenses.

(2)  Joint Venture: Rights to the net assets of the agreement.  The parties acknowledge their investments by the equity method.

IFRS 12—Disclosures of Involvement with Other Entities requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement.  The objective of IFRS 12 is to require information so that consolidated financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders’ involvement in the activities of consolidated entities.

IAS 27—Separate Financial Statements (2011) maintains the requirements relating to separate financial statements.  The other portions of IAS 27 (2008) are replaced by IFRS 10.

IAS 28—Investments in Associates and Joint Ventures (2011) amended IAS 28 Investments in Associates (2008) to conform to changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

The standards previously mentioned have an effective date for annual periods beginning on January 1, 2013, with earlier application permitted so long as each of the other standards mentioned are also applied early.  The early adoption for financial institutions in Brazil is subject to the pronouncements issued by the IASB and translated into Portuguese by a Brazilian entity accredited by the International Accounting Standards Committee Foundation (IASC Foundation).  However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12.

On May 12, 2011, the IASB also issued IFRS 13—Fair Value Measurement, which replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard.  IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements.  However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.  IFRS 13 is effective for annual periods beginning on January 2013 with early application permitted.

On June 16, 2011, the IASB issued amendments to IAS 19—Employee Benefits (2011) (the “amendments”) that change the accounting for defined benefit plans and termination benefits.  The amendments require the recognition of changes in the defined benefit obligation and in plan assets when those changes occur, eliminating the corridor approach and accelerating the recognition of past service costs.  Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit liabilities (assets) and remeasurements of the net defined benefit (assets).  Net interest is calculated using high quality corporate bond yields.  This may be lower than the rate currently used to calculate the expected return on plan assets, resulting in a decrease in net income.  The amendments are effective for annual periods beginning on January 1, 2013, with earlier application permitted.  Retrospective application is required with certain exceptions.

On June 16, 2011, the IASB also issued “Presentation of Items of Other Comprehensive Income” (amendments to IAS 1).  The amendments to IAS 1 are the result of a joint project with the U.S. Financial Accounting Standards Board and provide guidance on the presentation of items contained in the comprehensive income (OCI) and their classification within OCI.  The amendments are effective for reporting periods beginning on or after July 1, 2012, with earlier application permitted.

We do not expect the adoption of the above-mentioned standards and interpretations to have a material effect on the consolidated financial statements taken as a whole, except for IFRS 9, of which we are analyzing the impacts from the adoption of this standard.

B.    Liquidity and Capital Resources

In line with Santander Group’s global funding and capital policies, we primarily fund our operations independently of any of the other entities in the Santander Group.

In order to keep inflation under control, the Brazilian Central Bank released several macro prudential measures, especially those related to the market’s liquidity level and capital requirements.

On December 3, 2010, the Brazilian Central Bank released the Circular 3,513, which increased the reserve requirements for time deposits from 15% to 20%.  Our excess liquidity allowed us to comply with this measure without affecting the growth of our business strategies.

In the capital field, the Brazilian Central Bank released the Circular 3,515 which changed the risk weighted from 100% to 150% for certain long-term loans to individuals dealt as of December 6, 2010.  This change had effect in the BIS ratio only as of July 2011 and increased capital needs for Brazilian banks.

However, on November 11, 2011, the Brazilian Central Bank released Circular 3,563, which annulled the effects of the Circular 3,515, but increased the risk weighted from 150% to 300% for new long-term loans to individuals originated as of November 2011.

In addition, in line with Basel II, as of January 2012 banks must calculate the market risk based on stressed VaR methodology according to a schedule defined in Circular 3,568, which will increase banks’ capital requirements.

Capital

Our capital management is based on conservative principles with strong monitoring of the items that affect our level of solvency.  In addition, we maintain minimum levels of capital, above those required by the Brazilian Central Bank (required – 11%; desirable – 13%).

The following table sets forth our capitalization as of December 31, 2011, 2010 and 2009.

	At December 31,(1)
	2011		2010		2009
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 capital	48,327	17.5%	44,884	19.0%	42,353	20.7%
Tier 2 capital	6,642	2.4%	7,433	3.1%	9,973	4.9%
Tier 1 and 2 capital	54,969	19.9%	52,317	22.1%	52,325	25.6%
Required Regulatory Capital(2)	30,431	n.a.	26,020	n.a.	22,483	n.a.

(1)	Disregarding the effect of goodwill.

(2)	Includes credit, market and operational risk capital required.

Liquidity and Funding

Our asset and liability management is carried out within defined limits as determined by the Asset and Liability Management Committee, or “ALCO”, which operates under guidelines, procedures and limits established by the Santander Group.

Aligned with other Brazilian banks, most of our assets are funded in the local market.  Our external foreign-currency bond issuances comprise a small, but increasing, portion of our total liabilities.

For additional information regarding ALCO see “Item 11.  Quantitative and Qualitative Disclosure about Risk—Credit Risk—Asset and Liability Management Committee”.

Deposits

The following tables present the composition of our consolidated funding at the dates indicated.

Deposits

	As of December 31,
	2011	2010	2009
	(in millions of R$)
Deposits from the Brazilian Central Bank and credit institutions
Time deposits	27,023	28,867	20,838
Other demand accounts	134	344	195
Repurchase agreements	24,371	13,180	164
Total	51,527	42,391	21,197
Customer deposits
Current accounts	13,561	16,132	15,140
Savings accounts	23,293	30,303	25,216
Time deposits	83,942	68,916	74,634
Repurchase agreements	53,678	52,598	34,450
Total	174,474	167,949	149,440
Total deposits	226,001	210,340	170,637

Short-Term Borrowings

	As of December 31,
	2011		2010		2009
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase
At December 31	78,048	10.9%	65,778	9.8%	34,614	9.9%
Average during year	64,510	11.9%	53,623	10.3%	32,493	11.5%
Maximum month-end balance	76,693	0.0%	68,734	0.0%	37,214	0.0%
Total short-term borrowings at year-end(1)	78,048		65,778		34,614

(1)	Includes in Deposits from the Brazilian Central Bank and credit institutions and customer deposits.

Deposits from the Brazilian Central Bank and Credit Institutions

Our balance of deposits from the Brazilian Central Bank and credit institutions was R$51.5 billion on December 31, 2011, R$42.4 billion on December 31, 2010 and R$21.2 billion on December 31, 2009, representing 22.8%, 20.2% and 12.4% of total deposits, respectively.  The main change in 2011 was observed in the repurchase agreements’ balance, which increased 84.9% from December 31, 2010 to December 31, 2011.  Since April 2010, the reserve requirements must be fulfilled by deposits in cash at the Brazilian Central Bank instead of pledging treasury bonds.  In order to raise the necessary funding to satisfy the new reserve requirements, unencumbered treasury bonds were used for repurchase agreement operations.

It also includes mainly Borrowings and Domestic Onlendings:

•
Borrowings.  We have relationships with banks all over the world, providing credit lines as foreign currency-linked (either to the U.S. dollar or to a basket of foreign currencies).  We apply the proceeds from these transactions mainly to U.S. dollar-linked lending operations and in particular to trade finance operations.

•
Domestic Onlendings.  We onlend from public institutions, mainly BNDES and FINAME, for which we act as a financial agent.  Funding from these sources in Brazil represents a method of providing long-term loans with attractive average interest rates to certain sectors of the economy.  Loans from these funds are allocated by BNDES through banks to specific sectors targeted for economic development.  This type of lending is known as “repassing” or “onlending”.  Under this arrangement, we borrow funds from BNDES or FINAME, the equipment financing subsidiary of BNDES, and pass the funds to the targeted sector of the economy.  These loans are generally granted at rates below the average market rates and have an average maturity of up to five years.  Because the repassed funds are generally matched and/or funded by loans from a federal government agency, we take no interest rate or maturity mismatch risk nor charge interest at a fixed margin over its cost of funds.  We, however, retain the commercial credit risk of the borrower and therefore have discretion in the lending decision and application of the credit criteria.  This type of funding is not affected by compulsory deposit requirements.  The onlending is generally secured or guaranteed, although this is not required by the terms of the onlending.

Customer Demand Deposits

Our balance of demand deposits (current accounts and other demand deposits) was R$13.6 billion on December 31, 2011, R$16.1 billion on December 31, 2010 and R$15.1 billion at December 31, 2009, representing 6.0%, 7.7% and 8.9% of total deposits, respectively.  The decrease of 15.9% in 2011 is in line with market trends.

Customer Savings Deposits

Our balance of customer savings deposits was R$23.3 billion on December 31, 2011, R$30.3 billion on December 31, 2010 and R$25.2 billion on December 31, 2009, representing 10.3%, 14.4% and 14.8% of total deposits, respectively.  As part of our business strategy, the bank fostered the transfer of funds from savings accounts to time deposits, which did not impact the growth of total deposits, since such transfers only represent a movement between account lines.  Excluding this effect, the growth of savings deposits would have been 6.9% in 2011.

Customer Time Deposits

 Our balance of customer time deposits was R$83.9 billion on December 31, 2011, R$68.9 billion on December 31, 2010 and R$74.6 billion on December 31, 2009, representing 37.1%, 32.8% and 43.7% of total deposits, respectively.  As part of our business strategy, the bank forested the transfer of funds from savings accounts to time deposits, which did not impact the growth of total deposits, since such transfers only represent a movement between account lines.  Excluding this effect, the growth of time deposits would have been 8.6% in 2011.

Customer Deposits—Repurchase Agreements

We maintain a portfolio of Brazilian public and private sector liquid debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them.  Due to the short-term (overnight) nature of this funding source, such transactions are volatile and are composed, generally, of Brazilian public securities.  Securities sold under repurchase agreements increased slightly to R$53.7 billion on December 31, 2011 from R$52.6 billion on December 31, 2010 and R$34.4 billion on December 31, 2009, representing 23.8%, 25.0% and 20.2% of total deposits, respectively.  The variation in 2011 was mainly as a result of an increase in funding from repurchase agreements linked to debentures, which are similar to time deposits.

Other Funding

Marketable Debt Securities

As of December 30, 2011, we had R$38.5 billion in funds from the issuance of marketable debt securities, including: (1) R$1.3 billion in Agribusiness Credit Notes (Letra de Crédito do Agronegócio), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, issued exclusively by financial institutions and related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain; (2) R$8.6 billion of Real Estate Credit Notes—LCI related to credit rights originating from real estate transactions; (3) R$6.5 billion in bonds (under our Medium Term Notes Program—MTN) and other securities; (4) R$19.9 billion in Financial Bills (Letras Financeiras); and (5) R$2.2 billion (under our diversified Payment Rights Program—DPR) in securitization notes.

In 2010, the Brazilian Central Bank created a new product called a Financial Bill (Letra Financeira) which has been used as a mechanism to develop the long-term funding market and was implemented as an instrument to support the development of a secondary bond market (which currently does not exist locally in Brazil).  Main features are a minimum tenor of two years, a minimum denomination of R$300 thousand and the issuer being allowed to redeem only 5% of the issued amount.  The volume of Financial Bill (Letra Financeira) increased from R$6.6 billion at December 31, 2010 to R$19.9 billion at December 31, 2011.

Subordinated Debt

As of December 31, 2011, our subordinated debt included R$10.9 billion of certificates of deposit issued by us in the local market in various issuances at average interest rates indexed to CDI or IPCA, an increase of R$1.2 billion from the amount of subordinated debt provided at December 31, 2010, due to interest accrued in the period.

C.    Research and Development, Patents and Licenses, etc.

Other than our program of technological innovation we do not have any significant policies or projects relating to research and development, and we own no patents or licenses.

D.    Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity and capital resources, or that would cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•
Financial problems in certain countries in Europe could lead to another international financial crisis.  If this occurs, Brazilian GDP growth in future periods may be depressed and, as a result, our credit portfolio may not grow or could decrease and our provisions for loan losses would increase;

•	Inflation increases that causes an increase in interest rates and lower growth in lending;

•	Continued market volatility and instability could affect our revenues;

•	Restrictive regulations or government intervention in the banking business would affect our margins and/or lending growth;

•	Regulatory capital changes towards more restrictive rules as a response to potential financial crisis or general macroeconomic conditions;

•	Decreased liquidity in domestic capital market;

•	Tax policies that could decrease our profitability;

•	Currency fluctuation and exchange rate controls that could have an adverse impact on international investors.

For more information/detail, see “Item 3. Key Information—D. Risk Factors”, where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

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

The “maximum potential amount of future payments” represents the notional amount that could be lost if there were a total default by the guaranteed parties, without consideration of possible recoveries from collateral held or pledged, or recoveries under recourse provisions.  There is no relationship between these amounts and probable losses on these guarantees.  In fact, maximum potential amount of future payments significantly exceeds inherent losses.

The following table sets forth the maximum potential amount of future payments under credit and financial guarantees.

	At December 31,
	2011	2010	2009
	(millions of R$)
Contingent liabilities
Financial guarantees and other securities	21,872	22,122	20,506
Documentary credits	700	441	461
Total contingent liabilities	22,572	22,563	20,967
Commitments
Loan commitments drawable by third parties(1)	98,553	93,472	77,789
Total commitments	98,553	93,472	77,789
Total	121,125	116,035	98,757

(1)	Includes the approved limits and unused overdraft, credit card and others.

F.    Contractual Obligations

Our contractual obligations at December 31, 2011 are summarized as follows:

	At December 31, 2011
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of R$)
Contractual Obligations
Deposits from the Brazilian Central Bank and credit institutions(1)	51,527	43,590	5,954	1,028	955
Customer deposits	174,474	104,802	56,086	13,530	56
Marketable debt securities	38,590	17,289	15,922	4,263	1,116
Subordinated liabilities	10,908	–	5,402	5,269	237
Total	275,499	165,681	83,364	24,090	2,364

(1)
Includes R$23,925 million of repurchase agreements with maturity on January 2, 2012.

The above table does not reflect amounts that we may have to pay on derivative contracts.  The amounts ultimately payable will depend upon movements in the financial markets.  The aggregate fair value of all our derivative contracts at December 31, 2011 was R$511 million, compared to R$378 million at December 31, 2010.

In addition, we lease many properties under standard real estate lease contracts, which leases can be canceled at our option and include renewal options and escalation clauses.  Total future minimum payments of non-cancelable operating leases as of December 31, 2011 was R$2,019 million, of which R$602.5 million matures in up to one year, R$1,361.3 million from one year to up to five years and R$55.2 million after five years.  Additionally, we have contracts with indeterminate maturities totaling R$2.3 million per month.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Management

According to our by-laws, we are managed by a board of directors (conselho de administração) and executive officers (diretoria executiva).  Only individuals may be elected as members of the board of directors and executive officers.  The members of the board of directors may or may not be shareholders, whether or not residing in Brazil, and the executive officers may or may not be shareholders, provided they reside in Brazil.

In addition to those two administrative bodies, we also have another statutory body, the audit committee, which reports to the board of directors and was created and functions in accordance with the standards of the Brazilian Central Bank (CMN Resolution No. 3,198/04).

Board of Directors

The board of directors is the supervisory board of the Bank as set out in our by-laws and in applicable legislation.  The board of directors is responsible for guiding the business of the Bank and its subsidiary and associated companies in Brazil.

Since September 2, 2009, and as provided for in our by-laws, the board of directors is comprised of a minimum of five members and a maximum of twelve members, elected at the shareholders’ meeting for terms of two years.  A minimum of 20% of the members of the board of directors must be independent directors, as defined by Regulation Level 2 of the BM&FBOVESPA.  The board of directors has a Chairman and a Vice Chairman each elected at the general shareholders’ meeting by majority vote.

The board of directors meets regularly four times a year and extraordinarily as often as required.

The current members of the board of directors were appointed at the ordinary and extraordinary shareholders’ meeting held on April 26, 2011, and the extraordinary shareholders’ meeting held on October 25, 2011, including three independent directors.  The term of the members of the board of directors will expire at the general shareholders’ meeting to be held in the first four months of 2013.

Pursuant to Brazilian law, the election of each member of the board of directors must be approved by the Brazilian Central Bank.

As a result of our agreement with BM&FBOVESPA to join the Level 2 segment of BM&FBOVESPA and of our adherence to Regulation Level 2 of the BM&FBOVESPA, our directors have, prior to taking office, executed an instrument of adherence to this regulation and our agreement with BM&FBOVESPA.

The following table presents the names, positions and dates of birth of the current members of our board of directors:

Name	Position	Date of Birth
Celso Clemente Giacometti	Chairman (Independent member)	October 13, 1943
Marcial Angel Portela Alvarez	Vice Chairman	March 24, 1945
José Antonio Alvarez Alvarez	Member	January 6, 1960
José Manuel Tejón Borrajo	Member	July 11, 1951
José de Menezes Berenguer Neto	Member	September 10, 1966
José de Paiva Ferreira	Member	March 1, 1959
José Roberto Mendonça de Barros	Independent Member	February 7, 1944
Viviane Senna Lalli	Independent Member	June 14, 1957

Below are biographies of the members of our board of directors.

Celso Clemente Giacometti.  Mr. Giacometti is Brazilian and was born on October 13, 1943.  He holds a degree in business administration from the Faculdade de Economia São Luís and graduated with an accounting sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto.  He started his career in 1960 as an auditor at Citibank.  From 1963 to 2001 he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000.  He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments and TIM Participações.  He was also the CEO of Souto Vidigal, a holding company and family office from 2004 to 2006.  On February 3, 2010 he was elected as an independent member of the board of directors of Santander Brasil.  He is currently a statutory member of the fiscal council and audit committee of AMBEV and of the Fiscal Council of CTEEP/ISA—Transmissão Paulista.  He is the managing partner of Giacometti Serviços Profissionais Ltda.  Mr. Giacometti is also one of the co-founders and former board member of IBGC.

Marcial Angel Portela Alvarez.  Mr. Portela is Spanish and was born on March 24, 1945.  He holds a bachelor’s degree in political science from the Universidad de Madrid in Spain and a master’s degree in sociology from the University of Louvain in Belgium.  In September 2009, he was elected as chairman of the board of directors of Santander Brasil, a position that is in addition to his position as General Director of the Santander Group.  In January 2011, Mr. Portela became vice-chairman of our board of directors, and in February 2011, he was elected as our president.  Mr. Portela began at Santander Spain in 1999 as the executive vice president responsible for technology, operations, human resources and efficiency programs.  He was a member of the board of directors of Banco Santander Mexico S.A. and vice president of Banco Santander Chile S.A.  In 1998, he worked for Comunitel, S.A. in Spain, from 1996 to 1997 he served as president of Telefónica International and from 1992 to 1996, he served as a member of the board of directors of Telefónica S.A. (Spain).  From 1991 to 1996, he served as administrator for Corporación Bancaria España, S.A.—Argentaria and as the chairman of the board of directors of Banco Español de Crédito S.A. Banesto.  From 1990 to 1991 he worked for Banco Exterior de España, S.A. in Spain.

José Antonio Alvarez Alvarez.  Mr. Alvarez is Spanish and was born on January 6, 1960.  He holds a bachelor’s degree in business economics science from Universidad Santiago de Compostela in Spain and a MBA from the University of Chicago’s Graduate School of Business.  He started at Santander Spain in 2002 as the head of finance management and in November 2004 was named chief financial officer.  He served as financial director of Banco Bilbao Vizcaya Argentaria, S.A. in Spain from 1999 to 2002 and as financial director of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999.  He was also chief financial officer for Banco Hipotecario, S.A. in Spain from 1993 to 1995 and vice president of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993.  He was a member of the board of directors of Banco de Crédito Local S.A. from 2000 to 2002 and is a member of the board of directors of Santander Consumer Finance, S.A., the chairman of Santander de Titulización, SGFT, S.A., a member of the board of directors of Bolsa de Mercados Españoles, S.A. (BME) and a member of the board of directors of Santander Global Property, S.L.

José Manuel Tejón Borrajo.  Mr. Tejón is Spanish and was born on July 11, 1951.  He holds a bachelor’s degree in economics from the Universidad Complutense de Madrid in Spain.  He started at Santander Spain in 1989 as head of general audit and since 2004 has been responsible for the general audit division and administration control.  Within the Santander Group, he also serves as the president of the board of directors of Banco de Albacete, S.A., the president of the board of directors of Cantabro Catalana de Inversiones, S.A., a member of the board of directors of Santander Investments, S.A., the vice president of the board of directors of Santander Investments I, S.A., a director of Santander Holding Internacional, S.A., an officer of Santusa Holding, S.L., vice president of the board of directors of Santander Gestión, S.L., president of the board of directors of Administración de Bancos Latinoamericanos Santander, S.L. and president of the board of directors of Grupo Empresarial Santander, S.L.

José de Menezes Berenguer Neto.  Mr. Berenguer is Brazilian and was born on September 10, 1966.  He graduated in 1989 with a law degree from the Pontifícia Universidade Católica in São Paulo.  As a member of our board of directors and our senior vice-president executive officer, he is the head of the retail marketing distribution channels and retail products area of Santander Brasil, Private & Asset Management.  Mr. Berenguer has been engaged in treasury and investment banking for 25 years.  He served as a member of the board of the Emerging Markets Traders Association in 1997 and 1998.  Mr. Berenguer was a board member of the Stock Exchange of Rio de Janeiro (Bolsa de Valores do Rio de Janeiro) between 2000 and 2002.  In 2002 he became a board member of BM&FBOVESPA.  He is the brother of André Fernandes Berenguer, one of our officers.  He is currently an executive officer of FEBRABAN.  Until March 2012, he held the position of senior vice-president executive officer of the Bank, and was an executive officer of CRV—Distribuidora de Títulos e Valores Mobiliários S.A., Aymoré Crédito, Financiamento e Investimento S.A., Santander Leasing S.A. Arrendamento Mercantil and Santander CHP S.A. and chief executive officer of Banco Bandepe S.A.

José de Paiva Ferreira.  Mr. Ferreira is Portuguese and was born on March 1, 1959.  He holds a degree in business administration from the Fundação Getúlio Vargas, a post-graduate degree in business from the Fundação Getúlio Vargas and an MBA from the Wharton School of Business.  Mr. Ferreira has been engaged in the financial markets for 36 years.  He started at Banco Bradesco in 1973 and joined Banco Geral do Comércio S.A. in 1985 as chief assistant of services and served as an executive vice-president/executive officer of Banco Geral do Comércio S.A., Banco Santander Noroeste S.A., Banco Meridional, Banco do Estado de São Paulo S.A.—Banespa, and Santander Brasil.  He was also executive officer of Santander Administradora de Consórcios Ltda., Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., superintendent officer of Santander Seguros and Santander Capitalização, vice-president executive officer and vice-chairman of the board of directors of Santander Seguros and member of the board of directors of Universia Brasil S.A.  He was also senior vice-president executive officer of Santander Brasil and from 2000 to 2011 head of the retail marketing distribution channels and retail products area of Santander Brasil.

José Roberto Mendonça de Barros.  Mr. Mendonça is Brazilian and was born on February 7, 1944.  He holds a bachelor’s degree, post-graduate and doctorate degree in economics from the University of São Paulo and a post-doctorate degree in economics from Yale University.  He is currently a member of the board of directors of BM&FBOVESPA and Tecnisa, a member of the advisory board of Pão de Açúcar, of Grupo O Estado de São Paulo, of FEBRABAN, of Schneider Electric and of Link Partners.  He is also a member of the consulting chamber of the Novo Mercado Project for BM&FBOVESPA.  In September 2009, he was elected as an independent member of the Board of Directors of Santander Brasil.  He was a member of the board of directors of GP Investments, Fosfertil/Ultrafertil, Varig Participações em Transportes Aéreos, Frigorífico Minerva, Economia da FIESP, Companhia Energética de São Paulo, ELETROPAULO—Electricidade de São Paulo, CPFL—Companhia Paulista de Força e Luz, COMGAS—Companhia de Gás de São Paulo, and of the strategic committee of Companhia Vale do Rio Doce.

Viviane Senna Lalli.  Ms. Senna is Brazilian and was born on June 14, 1957.  She holds a bachelor’s degree in psychology from the Pontifícia Universidade Católica in São Paulo.  From 1981 to 1996, she worked as a psychotherapist of adults and children.  In September 2009, she was elected as an independent member of our board of directors.  She is also a member of the Brazilian Presidency Board (CDES), the advisory board of FEBRABAN and Citibank Brasil, the board of education of CNI and FIESP, the boards of Institutos Coca Cola, Energias do Brasil, ADVB and Todos pela Educação and of the orientation and social investment committees of Banco Itaú-Unibanco.

Executive Officers

Our executive officers are responsible for the management of our bank.

Since April 27, 2010, and as provided for in our by-laws, our executive officers are comprised of a minimum of two members and a maximum of seventy-five members, elected by our board of directors for terms of two years, one of them must be designated as our president, and the others may be appointed as senior vice-president executive officers, vice-president executive officers, investor relations officer, executive officers and officers without specific designation.  Certain of our executive officers are also members of the boards of executive officers and boards of directors of our subsidiaries.

The executive officers shall meet as often as required by the CEO or by the officer designated by him.  The current executive officers were elected at the board of directors meetings held on May 31, 2011, June 21, 2011, September 22, 2011, October 26, 2011, February 29, 2012 and March 28, 2012.  The term of the executive officers will expire at the first board of directors meeting following the general shareholders’ meeting to be held in the first four months of 2013.  Pursuant to Brazilian law, an acting officer retains his or her position until he or she is reelected or a successor is elected.

As a result of our agreement with BM&FBOVESPA to join the Level 2 segment of BM&FBOVESPA and of our adherence to Regulation Level 2 of the BM&FBOVESPA, our officers have, prior to taking office executed an instrument of adherence to this regulation and our agreement with BM&FBOVESPA.

The following table presents the names, positions and dates of birth of our executive officers:

Name	Position	Date of Birth
Marcial Angel Portela Alvarez(1)	Chief Executive Officer	March 24, 1945
Conrado Engel(1)	Senior Vice President Executive Officer	May 30, 1957
Angel Oscar Agallano(1)	Vice President Executive Officer	March 18, 1957
Carlos Alberto López Galán(1)	Vice President Executive Officer	November 6, 1962
Ignacio Dominguez-Adame Bozzano(1)	Vice President Executive Officer	August 20, 1968
João Guilherme de Andrade So Consiglio(1)	Vice President Executive Officer	December 7, 1968
Juan Manuel Hoyos Martínez de Irujo(1)(2)(3)	Vice President Executive Officer	January 7, 1953
Lilian Maria Ferezim Guimarães(1)	Vice President Executive Officer	August 26, 1960
Luís Felix Cardamone Neto(1)	Vice President Executive Officer	March 16, 1964
Marco Antonio Martins de Araújo Filho(1)	Vice President Executive Officer	June 19, 1965
Oscar Rodrigues Herrero(1)	Vice President Executive Officer	October 4, 1971
Pedro Carlos Araújo Coutinho(1)	Vice President Executive Officer	April 2, 1966
Pedro Paulo Longuini(1)	Vice President Executive Officer	June 7, 1957
José Roberto Machado Filho	Executive Officer	August 25, 1968
Luciane Ribeiro	Executive Officer	June 7, 1963
Maria Luiza de Oliveira Pinto e Paiva	Executive Officer	July 14, 1963
Jose Alberto Zamorano Hernandez	Executive Officer	May 9, 1962
Amancio Acúrcio Gouveia	Officer	March 31, 1963
André Fernandes Berenguer	Officer	January 13, 1968
Antonio Pardo de Santayana Montes	Officer	November 5, 1971
Cassio Schmitt	Officer	April 23, 1971
Cassius Schymura	Officer	February 19, 1965
Clovis Hideaki Ikeda	Officer	September 23, 1963
Ede Ilson Viani	Officer	September 5, 1967
Eduardo Müller Borges	Officer	September 12, 1967
Flávio Tavares Valadão	Officer	July 1, 1963
Gilberto Duarte de Abreu Filho	Officer	August 7, 1973
Gilson Finkelsztain	Officer	December 22, 1972
Jamil Habibe Hannouche	Officer	June 23, 1960
Luis Alberto Citon	Officer	May 17, 1963
Luis Carlos Guimarães de Carvalho Morais(3)	Officer	June 7, 1966
Luiz Carlos da Silva Cantidio Jr.	Officer	July 11, 1958
Luiz Felipe Taunay Ferreira	Officer	March 18, 1967
Mara Regina Lima Alves Garcia	Officer	December 28, 1966
Marcelo Audi(2)	Officer	January 18, 1967
Marcelo Malanga	Officer	May 18, 1969
Marcelo Zerbinatti	Officer	February 5, 1974
Marcio Aurelio de Nobrega	Officer	August 23, 1967
Marco André Ferreira da Silva	Officer	December 3, 1965
Marcos Adriano Ferreira Zoni	Officer	December 10, 1964
Maria Eugênia Andrade Lopez Santos	Officer	January 23, 1966
Mauro Siequeroli	Officer	March 24, 1957
Miguel Angel Albero Ocerin	Officer	February 23, 1960
Nilo Sérgio Silveira Carvalho	Officer	February 26, 1961
Paulo de Tarso Marques Rosa(2)	Officer	September 16, 1972
Ramón Sanchez Díez	Officer	October 29, 1968

Name	Position	Date of Birth
Reginaldo Antonio Ribeiro	Officer	May 19, 1969
Roberto de Oliveira Campos Neto	Officer	June 28, 1969
Ronaldo Yassuyuki Morimoto	Officer	May 5, 1977
Sérgio Augusto Costantini	Officer	June 19, 1970
Sergio Gonçalves	Officer	August 7, 1956
Thomas Gregor Ilg	Officer	September 12, 1968
Ulisses Gomes Guimarães	Officer	March 14, 1971
Wilson Luiz Matar	Officer	November 28, 1958

(1)
Member of the executive committee, which is a non-statutory committee involved in making policy decisions related to business management and operational support, human resources, allocation of capital and major technological, infrastructure and services projects.

(2)	Members elected at the board of directors meeting held on February 29, 2012, whose appointment is subject to Brazilian Central Bank approval.

(3)	Member whose appointment is subject to obtaining a Brazilian permanent visa, until which time such individual is not authorized to act as an officer of the Bank.

Set forth below are biographies of our executive officers.

Marcial Angel Portela Alvarez.  See the board of directors’ biographies.

Conrado Engel.  Mr. Engel is Brazilian and was born on May 30, 1957.  He holds a degree in aeronautical engineering from the Instituto Tecnológico da Aeronáutica – ITA. He started his career in 1981 as management trainee of Citibank S.A., where he worked for seven years. From 1992 to 1997, he was the cards officer of Banco Nacional-Unibanco. In 1998, he was elected chief executive officer of Financeira Losango. In October 2003, he became responsible for the retail sector of HSBC in Brazil and was a member of its executive committee until the end of 2006. From January 2007 to May 2009, he was responsible for the retail sector of HSBC in the Asian-Pacific region, in Hong Kong. In May 2008, he was appointed group general manager and took office as chief executive officer of HSBC Brasil in June 2009, where he remained until March 2012. At Santander Brasil he will be elected senior vice president executive officer and be responsible for the retail business of the bank.

Angel Oscar Agallano.  Mr. Agallano is Argentine and was born on March 18, 1957.  He holds a degree in senior management from the Escuela de Dirección e Negócios (IAE) of Universidad Austral de Argentina.  As our executive vice-president, he is responsible for operations and information technology.  Mr. Agallano has been engaged in the financial markets for 36 years.  He started at Santander in Buenos Aires, Argentina in 1986.  From 1997 to 2000, Mr. Agallano was a member of the board of directors of Santander in Argentina and from 2002 to 2003 he served as a member of the Santander Venezuela board.  He is also an executive officer of Banco Bandepe S.A., Santander Brasil Seguros S.A., and Santander Capitalização S.A. and a member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Carlos Alberto López Galán.  Mr. Galán is Spanish and was born on November 6, 1962.  He holds a bachelor’s degree in business economics science from Universidad Autónoma de Madrid in Spain and a master’s degree in financial markets from Universidad Pontifícia Comillas in Spain.  As one of our executive vice-presidents, he has been responsible for the financial area.  He is also the investor relations and chief financial officer.  Mr. Galán has been engaged in the financial markets for 23 years.  He started at the Santander Group as an analyst in November 1986, and in 1995 he became the controller for Santander Financial Products.  From July 1997 to January 1999, he served as vice-president of Santander Investment Mexico.  Mr. Galán also served from July 1999 to August 2006 as chief financial officer and operating officer and a board member for the following companies: Santander Brasil, Afore S.S., Gestora S.S., Aseguradora S.A., Casa de Bolsa and Universia.  He served as a board member for the Grupo Financeiro Santander Serfin and for the following companies: Altec (currently Isban), Universia, Proaquanima, Banco Santander Serfin, Casa de Bolsa, Afore S.S., Gestora S.S. and Aseguradora S.A.  He is also vice-president officer of Banco Bandepe S.A., executive officer of Santander Administradora de Consórcios Ltda., and administrative officer of Norchem Participações e Consultoria S.A.  He is also member of the board of directors of Santander Leasing S.A. Arrendamento Mercantil, Santander Seguros S.A., Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Ignacio Domínguez-Adame Bozzano.  Mr. Bozzano is a Spanish citizen and was born on August 20, 1968.  He holds a degree in Economics and Business Sciences with specialization in Finance from Universidad Complutense de Madrid.  He holds an MBA from the University of Houston.  He joined the Santander Group in 1994, initially developing activities in the area of Global Banking & Markets and with M&A, Project Finance and Leverage Finance teams.  From August 2006 to February 2007, he served as a Managing Officer at Banco Santander Central Hispano, SCH Investment (Spain), where he was responsible for the area of structured transactions.  From February 2007 to April 2009 he served as a Managing Officer at Banco Santander Central Hispano.  Currently he is responsible for the area of Credit Markets, responsible for all products related to the debt and capital markets (project financing, LBOs, acquisition financing, securities issues, etc.).  From 1991 to 1992, he worked in the department of investment analysis of Dragados y Construcciones S.A. (Spain).  As one of our executive vice-presidents, he is responsible for our global wholesale banking operations, including Global Banking & Markets.  He is also an executive officer of REB Empreendimentos e Administradora de Bens S.A.

João Guilherme de Andrade So Consiglio.  Mr. Consiglio is Brazilian and Italian and was born on December 7, 1968.  He holds a degree in economics from Universidade de São Paulo and a Post Laurea from Universitá Degli Studi di Genova, Italy, Facoltá di Economia e Commercio.  As one of our officers, he is currently responsible for our corporate clients.  Mr. Consiglio has been engaged in the financial markets for 17 years.  He was an economist at Bunge (Serfina S.A. Adm. e Participações) from 1990 to 1994, a manager of the economics department of Santista Corretora S.A. CVM from 1994 to 1995 and has been with Santander Brasil and/or Banco Real since 1995, where he started as a corporate banking manager, then assumed corporate development and private equity functions until 2005, when he became responsible for product management and development for all of Brazil.  He became head of global transaction products in Brazil in 2008, and in 2010 assumed his current responsibilities.  He served as a member of the board of directors at CBSS (Visa Vale) until 2008, member of the board of directors of Câmara Interbancária de Pagamentos—CIP and member of the Conselho Superior of FUNCEX until 2010.

Juan Manuel Hoyos Martínez de Irujo.  Mr. Hoyos is Spanish and was born on January 7, 1953.  He holds a degree in economics and management sciences from Universidad Complutense de Madrid, Spain, and an MBA in economics and accounting sciences from Columbia University, which granted him the Beta-Gamma-Sigma prize.  In February 1978, Mr. Hoyos joined McKinsey and Company, where he became a partner in 1984, and executive officer in 1991.  He was President of McKinsey’s offices in Spain from 1997 to 2004, and member of the shareholders’ council for seven years.  He was also member of the client committee.  He retired after 30 years and since then he cooperates with many financial institutions for the creation of strategies, both in Spain and Latin America.  Currently Mr. Hoyos is member of the board of directors of Santander Chile, Santander Mexico and Deusto Business School. As an executive vice president at Santander Brasil he is responsible for branding, marketing strategies and interactive communication platforms.

Lilian Maria Ferezim Guimarães.  Ms. Guimarães is Brazilian and was born on August 26, 1960.  She holds a degree in business administration from Fundação Getúlio Vargas, a specialization degree in human resources also from Fundação Getúlio Vargas and a specialization degree in business administration from Fundação Dom Cabral.  She also has a graduate degree in Hotel Administration from Senac—SP.  As one of our executive vice-presidents, she is responsible for the development and implementation of human resources policies.  Ms. Guimarães has been engaged in the human resources area for 28 years.  She was an analyst of employee compensation for Unibanco—União de Bancos Brasileiros S.A. from 1984 through 1986, a compensation manager for Citibank S.A. from 1986 through 1991, a bank industry consultant of Hays do Brasil Consultores Ltda. from 1991 through 1993, a senior manager of human resources development of Banco Nacional S.A. from 1993 through 1995, a human resources officer for Banco Inter Atlântico from 1996 through 1997, a human resources officer of Origin Brasil from 1997 through 2000 and the human resources officer of Banco Real from 2000 to 2006.

Luis Felix Cardamone Neto.  Mr. Cardamone is Brazilian and was born on March 16, 1964.  He studied business administration at Fundação Lusíadas—Faculdade de Administração de Empresas de Santos.  As one of our executive vice-presidents, he is responsible for the consumer finance area.  Mr. Cardamone has been engaged in the financial markets for 28 years.  He was a sales assistant of Banco Antônio de Queiroz from 1982 through 1985, manager of Banco Comind in 1985, chief in administration services and manager of Banco Itaú S.A. from 1985 through 1987, and worked at Banco Real from 1988 to 2009.  Currently, he is also a chief executive officer of Aymoré Crédito, Financiamento e Investimento S.A., and Webmotors S.A., officer of institutional relations and member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil, officer and member of the board of directors of Santander Leasing S.A. Arrendamento Mercantil and executive officer of Santander Administradora de Consórcio Ltda., Santander Brasil Administradora de Consórcio Ltda. and Banco Bandepe S.A.

Marco Antonio Martins de Araújo Filho.  Mr. Araújo is Brazilian and was born on June 19, 1965.  He holds a law degree from Universidade de Brasília and an LLM in international business and trade law from Fordham University in New York.  He is admitted to practice law in Brazil (since 1988) and in the State of New York (since 1993).  Mr. Araújo has more than 20 years of legal experience.  As one of our executive vice-presidents, he is in charge of our corporate affairs department, which includes the legal, compliance, and sustainable development department.  He was a partner of Araújo & Castro Advogados in 1988, a parliamentary advisor from 1989 to 1991 and a senior lawyer for Banco Itaú BBA S.A. from 1994 to 2003.  He joined ABN AMRO in 2003, and was ABN AMRO’s Latin America General Counsel and an executive officer of Banco Real, covering eight countries in Latin America, including Brazil.  He is also member of the board of directors of Mantiq Investimentos Ltda., and executive officer of Banco Bandepe S.A. and Aymoré Crédito, Financiamento e Investimentos S.A.

Oscar Rodriguez Herrero.  Mr. Rodriguez is Spanish and was born on October 4, 1971.  He holds a bachelor’s degree in business administration from the Colégio Universitário de Estúdios Financieros in Madrid, Spain and an MBA from Northwestern University’s Kellogg School of Management in Chicago, Illinois.  As one of our executive vice-presidents, he is the head of our risk management area.  Mr. Rodriguez has been engaged in the financial markets for 16 years.  He served as an analyst of credit risk of Santander Investment in Spain from 1994 to 1998.  He was a consultant at McKinsey & Co in the United States and Spain from 2000 to 2004.  Mr. Rodriguez also served as credit risk officer of the wholesale banking and corporate areas of Santander Brasil from 2004 to 2006.  Currently, he is an executive officer of Banco Bandepe S.A. and officer of Santander Participações S.A. and Santander Brasil Advisory Services S.A.  He is also member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil, Companhia de Crédito, Financiamento e Investimento RCI Brasil, and Mantiq Investimentos Ltda.

Pedro Carlos Araújo Coutinho.  Mr. Coutinho is Brazilian and was born on April 2, 1966.  He holds a degree in business administration from the Instituto Superior de Ciências, Letras e Artes de Três Corações—INCOR—MG, a postgraduate degree in financial administration from Fundação Dom Cabral and an MBA with a focus on marketing from Instituto de Ensino e Pesquisa—INSPER.  As one of our executive vice-presidents, he is responsible for the points of sale of Santander Brasil.  Mr. Coutinho has been engaged in the financial market for 26 years.  He was responsible for the small and middle companies segment at Banco Nacional S.A. from 1983 to 1995, was a retail manager of Unibanco S.A. from 1995 to 1997 and has been an Executive Vice President of Banco Santander since 1997.

Pedro Paulo Longuini.  Mr. Longuini is Brazilian and was born on June 7, 1957. He holds a degree in mechanical engineering from the Instituto Tecnológico de Aeronáutica. Mr. Longuini has been engaged in the financial markets for 26 years. He was a vice-president of Citibank S.A. from 1985 through 1996. Mr. Longuini joined Banco Real in 1996 as controller and in 1999 he became the executive officer of operations and financial control. Mr. Longuini was vice-president of Banco Real from 2003 to 2009. As vice president executive officer of the company, he was responsible for corporate affairs, including the legal department and compliance. In 2011 he became responsible for the corporate project for liquidity control of Santander Spain. He will be responsible for quality and efficiency in Santander Brasil.

José Roberto Machado Filho.  Mr. Machado is Brazilian and was born on August 25, 1968.  He holds  a degree in electrical engineering from the Faculdade de Engenharia Industrial (FEI) in São Paulo and has a master’s degree in business, economics and finance from the Universidade de São Paulo.  As one of our executive officers, he is responsible for real estate finance and mortgage credit.  Mr. Machado has been engaged in the treasury business for 18 years.  He was an engineer for Keumkang Limited from 1990 through 1991, a foreign exchange manager from 1992 through 1995 and a manager of emerging markets trading desk from 1992 through 1996 of Banco CCF Brasil S.A.  He was also an executive officer of Banco Rabobank Internacional Brasil S.A. from 1998 through 2003 and was an executive officer of Banco Real from 2003 to 2009.  Currently, he is an executive officer of Banco Bandepe S.A., Webmotors S.A. and CRV—Distribuidora de Títulos e Valores Mobiliários.  He is also the vice-president of the ABECIP and a member of the board of directors of Companhia Brasileira de Securitização—Cibrasec.

Luciane Ribeiro.  Ms. Ribeiro is Brazilian and was born on June 7, 1963.  She holds a degree in economics from Fundação Armando Alvares Penteado.  As one of our executive officers, she is currently responsible for Santander Brasil’s Asset Management operations.  Ms. Ribeiro has been engaged in the financial markets for 29 years.  She started at BankBoston in 1983.  In 1985, she moved to Banco Safra where she spent more than 20 years as wealth manager of shareholder assets and in 2002 was elected Executive Director for the Asset Management Unit.  In 2006, Ms. Ribeiro became CEO for Latin America of ABN AMRO Asset Management.  Ms. Ribeiro was chosen to assume the position of CEO of Santander Brasil Asset Management DTVM S.A. in 2008, where she was responsible for the integration of asset management units of Banco Real and Santander Brasil.  Ms. Ribeiro also coordinates ANBIMA’s Data Base Commission and Investment Funds Commission and is the president of the Ethical Fund Board.

Maria Luiza de Oliveira Pinto e Paiva.  Ms. Paiva is Brazilian and was born on July 14, 1963.  She holds a degree in psychology from the Pontifícia Universidade Católica in São Paulo and a degree in human resources from the University of Michigan.  As one of our executive officers, she is responsible for the creation of our sustainable development area and the implementation of the sustainability concept throughout the organization.  Ms. Paiva has been engaged in the sustainability area for more than eight years.  She is the vice-chairman of Integrare’s Advisory Council since November 2010 and a member of the Carbon Disclosure Project (CDP)—South America’s Technical Advisory Council since December 2010.  She was the human resources manager for Banco Nacional S.A. from 1981 to 1994 and for Banco Real in the Regional Office for Latin America and the Caribbean and head of the Global Human Resources Department in the Commercial and Consumer clients business in ABN AMRO Bank, NV.

José Alberto Zamorano Hernandez.  Mr. Zamorano is Spanish and was born on May 9, 1962.  He received a degree in business studies from the Universidad Complutense de Madrid.  Mr. Zamorano has worked in the audit area for 15 years.  Mr. Zamorano began his career at Santander Spain as manager of the internal audit area from 1995 to 2002, where he was responsible for the credit risk audit in regional units of Galícia, Alicante and Castilla La Mancha.  From 2002 to 2005, Mr. Zamorano was superintendent of internal audit of Santander Brasil and executive officer of internal audit in Grupo Financeiro Santander México.  As one of our officers, Mr. Zamorano is responsible for our internal audit area.

Amancio Acúrcio Gouveia.  Mr. Gouveia is Brazilian and was born on March 31, 1963.  He holds a degree in accounting from the Universidade Santa Úrsula.  As one of our officers, he is responsible for financial transactions.  Mr. Gouveia has been engaged in the area of accounting for financial institutions for 24 years.  He was an audit manager for KPMG until 1991, accounting manager of Unibanco—União de Bancos Brasileiros S.A. from 1991 to 1999, supervisory manager of BankBoston Banco Múltiplo S.A. from 1999 to 2001 and has been an accounting controlling manager of the Santander Group since 2001.  Currently, he is also an officer of Santander Leasing S.A. Arrendamento Mercantil, an executive officer of Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Capitalização S.A., Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A. and administrator of Santander Brasil Administradora de Consórcio Ltda.  He is also member of the Fiscal Council of Companhia Energética de São Paulo.

André Fernandes Berenguer.  Mr. Berenguer is Brazilian and was born on January 13, 1968.  He holds a degree in business administration from the Escola de Administração de Empresas de São Paulo of the Fundação Getúlio Vargas.  As our officer, he is responsible for corporate and investment banking.  Mr. Berenguer has been engaged in the financial markets for over 21 years.  He was the treasurer of Companhia Brasileira de Projetos e Obras CBPO—Grupo Odebrecht from 1988 through 1992, financial manager of Tenenge S.A.—Grupo Odebrecht from 1993 through 1996, relationship manager of Banco BBA Creditanstalt S.A. from 1996 through 2000, senior manager of BBA Securities Corp., NY from 2000 through 2001, Officer of ING Wholesale Bank and has been at Santander Brasil since 2007.  He is the brother of José de Menezes Berenguer Neto, one of our directors.

Antonio Pardo de Santayana Montes.  Mr. Pardo de Santayana is Spanish and was born on November 5, 1971.  He holds a degree in economics and a law degree from the Universidade Pontifícia Comillas in Icade.  As one of our officers, he is responsible for risk approval in GB&M and Corporate clients.  Mr. Pardo de Santayana has been engaged in the finance area for 16 years.  He was a consultant at PricewaterhouseCoopers from 1995 to 1998, senior risk analyst for Santander Central Hispano/Santander Investment from 1998 to 2000, senior manager of Monitor Company from 2000 to 2005 and returned to the Santander Group in 2005.  Since then and until joining Santander Brasil in 2009, he worked in the Wholesale Risk Area as Deputy Head and was seconded to ABN AMRO in the de-merger process after its acquisition.

Cassio Schmitt.  Mr. Schmitt is Brazilian and was born on April 23, 1971.  He holds a degree in economics from the Universidade Federal do Rio Grande do Sul, a master’s degree in corporate economics from the Fundação Getúlio Vargas in São Paulo and a master’s degree in business administration from the Sloan School of Business, Massachusetts Institute of Technology (MIT).  He has been engaged in the financial markets for over 17 years.  He was treasury economist for Banco de Crédito Nacional S.A. from 1995 to 1996, and senior economist  for  UNIBANCO – União de Bancos Brasileiros S.A. from 1996 to 1999.  He was member of the leveraged finance team of UBS Warburg in 2000, project finance superintendent of UNIBANCO from 2001 to 2003 and corporate banking superintendent of UNIBANCO Representative Office in New York from 2003 to 2004.  He served as a member of the M&A/Project Finance team of Banco Santander in 2004, and became responsible for project finance in Brazil in 2005.  In 2010, he was responsible for the areas of acquisition finance and syndicated lending.  He is also a member of the board of directors of EBP—Estruturadora Brasileira de Projetos S.A.  Today he is responsible for the risk management area for companies of Modelo de Relação Global.  As one of our officers, he is responsible for the GB&M risk area.

Cassius Schymura.  Mr. Schymura is Brazilian and was born on February 19, 1965.  He holds a degree in electrical engineering from the Pontifícia Universidade Católica in Rio de Janeiro and an MBA from the Fundação Dom Cabral.  As one of our officers, he is responsible for the acquirer and cards area.  Mr. Schymura has been engaged in the financial products area for 21 years.  He was the investment products manager for Banco Nacional S.A. from 1989 to 1991, products and marketing manager of Cardway Processamento from 1991 to 1994, products manager of Cartão Nacional from 1994 to 1996, marketing and products supervisory manager of Unicard Banco Múltiplo S.A. from 1996 to 1999, a senior associate at Booz Allen & Hamilton in 1999, a board member and the president officer of Idéiasnet S.A. from 2000 to 2001, the general manager of SOFTCORP from 2001 to 2004 and has been with the Santander Group since 2004.  Currently, he is also chairman of the board of directors of Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima.

Clovis Hideaki Ikeda.  Mr. Ikeda is Brazilian and was born on September 23, 1963.  He holds a degree in business administration from the Universidade de São Paulo.  As one of our officers, Mr. Ikeda is responsible for global transaction banking.  Mr. Ikeda has been engaged in investment banking for 23 years.  From January 1989 to October 1992, he served as the corporate relationship manager of Citibank S.A., and was in charge of the origination and structuring of commercial and investment banking operations.  From October 1992 to April 1993, he also served as the corporate relationship manager of Banco Norchem S.A.  From April 1993 to February 1996, he served as corporate finance manager of Banco ING Barings and joined Santander Brasil in March 1996, serving as manager for corporate client relationships, executive manager for corporate client relationships, executive manager for Brazilian trade finance and managing director of Brazilian global transaction banking.

Ede Ilson Viani.  Mr. Viani is Brazilian and has Italian citizenship.  He was born on September 5, 1967, holds a degree in accounting and an MBA from the Instituto de Ensino e Pesquisa—INSPER.  Mr. Viani has been engaged in the financial markets for 27 years.  He was an auditor of Banco Itaú S.A. from 1986 to 1990, and he started as a senior auditor of BankBoston S.A.  He worked for 17 years at Bank Boston acting subsequently as Credit Risk Officer for medium, corporate and large corporate companies, Managing Director for Lending Products and Managing Director for SME Business Banking.  He joined Santander Brasil in 2007 as Director for Small Business Banking and has been responsible for Retail Banking Risk Management since July 2010.

Eduardo Müller Borges.  Mr. Borges is Brazilian and was born on September 12, 1967.  He holds a degree in business administration from the Pontifícia Universidade Católica.  As one of our officers, he is responsible for the Credit Markets area within the Global Banking and Markets division of Santander Brasil.  Mr. Borges has been engaged in the local and international financial markets for 19 years.  He was an international trade manager and then an international capital markets senior manager of the First National Bank of Boston, São Paulo from 1993 to 1996, vice-president in emerging markets syndicated loans of BancBoston Robertson Stephens Inc. in Boston, Massachusetts from 1996 to 1999, an officer of BankBoston Banco Múltiplo S.A. from 1999 to 2000, capital markets vice-president of Banco JP Morgan S.A. from 2000 to 2002, capital markets vice-president of Santander Brasil from 2002 to 2004, an officer of ING Bank N.V. São Paulo from 2004 to 2005 and has been working at Santander Brasil again since 2005.  Currently he is also an executive officer of REB Empreendimentos e Administradora de Bens S.A.

Flávio Tavares Valadão.  Mr. Valadão is Brazilian and was born on July 1, 1963.  He holds a degree in electrical engineering from the Escola de Engenharia Mauá, an accounting and finance degree from the Instituto Brasileiro de Mercado de Capitais and a master’s in electrical engineering from the University of Lille in France.  As one of our officers, he is responsible for the corporate finance area.  Mr. Valadão has been engaged in the banking business for 21 years.  He was a corporate finance officer for Banco Paribas from 1990 to 1998 and in 1998 joined Banco Real.

Gilberto Duarte de Abreu Filho.  Mr. Abreu is Brazilian and was born on August 7, 1973.  He holds a degree in industrial engineering from the Universidade de São Paulo and an MBA from the Massachusetts Institute of Technology in Cambridge, Massachusetts.  As one of our officers, he is responsible for our insurance operations.  Currently, he is also a superintendent officer of Santander Brasil Seguros S.A. and Santander Capitalização S.A.; and chief executive officer of Santander Seguros S.A.  Before joining Santander Brasil, Mr. Abreu was a senior manager at McKinsey & Company, conducting projects in both the financial and retail areas.

Gilson Finkelsztain.  Mr. Finkelsztain is Brazilian, and holds a bachelor’s degree in civil engineering from Catholic University of Rio de Janeiro and an Advanced Management Programme degree from INSEAD (Institut Européen d’Administration des Affaires).  He has 17 years of experience in finance.  Mr. Finkelsztain worked for Bank of America Merrill Lynch from 2010 to 2011, as director of sales for investment banking.  Between 2007 and 2010 he worked at JP Morgan Chase, where he was responsible for derivatives, and also held the positions of chief executive officer and statutory director.  He also worked at Citigroup from 1995 to 2007, in São Paulo, Mexico and New York, where he held several positions, including assistant vice president, deputy superintendent, chief executive and director covering the activities of a trader, structuring transactions, corporate sales and treasury.  As one of our officers, he is responsible for rates.

Jamil Habibe Hannouche.  Mr. Hannouche is Brazilian and was born on June 23, 1960.  He holds a degree in mechanical engineering from the Universidade Mogi da Cruzes—UMC, a specialization degree in finance and a master’s in business administration from Instituto de Ensino e Pesquisa—INSPER.  As one of our officers, he is responsible for the universities area.  Mr. Hannouche has been engaged in the financial markets for 26 years.  He was a sales officer at Banco Nacional S.A. from 1983 to 1995, retail officer of Unibanco—União de Bancos Brasileiros S.A. from 1997 to 2000 and has worked in the universities sector of Santander Brasil since 2007.

Luis Alberto Citon.  Mr. Citon is Argentine and was born on May 17, 1963.  He graduated with a degree in business administration from the Universidad de Buenos Aires, Argentina and holds a master’s degree in Finance from the Universidad del Centro de Estudios Macroeconómicos de Argentina.  As one of our officers in the area of Control and Risk Methodology, he is responsible for control of market risks and structural risks (interest, liquidity, sovereign and cross border).  He has been working in the financial markets for 27 years, with experience in the Argentine and Brazilian markets.  He joined Banco Rio (Argentina) in 1984, where he served as operator of the Money Market Desk and  the Financial Planning area.  He created the Market Risks area and participated in the integration with Santander Brasil in 1997.  In 2002, he was transferred to Brazil to be in charge of Market and Counterparty Risks.  Subsequently, he incorporated the areas of Methodology (market and credit), Risk Systems and Economic Results.  In 2008, he participated in the integration of the functions and systems with Banco Real.

Luis Carlos Guimarães de Carvalho Morais.  Mr. Morais is Portuguese and was born on June 7, 1966.  As one of our officers, he is in charge of the supply area.  Mr. Morais has been engaged in the patrimony and sourcing areas for 23 years.  From July 1989 to April 1997 he was responsible for the patrimony division of Banco de Comércio e Indústria, S.A.  Mr. Morais joined Santander Brasil in April 1997, and until October 1994 was in charge of the sourcing area of Santander Totta.  He served as officer of the sourcing, transporting and communication areas until October 2008, when he became officer of the management expenditures area.

Luiz Carlos da Silva Cantidio Jr.  Mr. da Silva is Brazilian and was born on July 11, 1958.  He holds a bachelor’s degree in Business Administration from CCNY—City College of New York—Baruch College.  He joined the Santander Group in 1997 as an officer of the international area.  By mid-1999, he became vice-president, responsible for the commercial area of wholesale banking, and in recent years, for corporate & investment banking.  Since January 2009, he has been responsible for the equity investments area.  At Santander Brasil he has held statutory positions in the following companies:  Banco Santander Brasil S.A., Banco Santander S.A., Banco Santander Noroeste S.A., Banco do Estado de São Paulo S.A.—Banespa, Bozano, Simonsen S.A. Distribuidora de

Títulos e Valores Mobiliários, Isban Brasil S.A., Agropecuária Tapirapé S.A., Norchem Leasing S.A.—Arrendamento Mercantil, Produban Serviços de Informática S.A., Santander Administradora de Consórcios Ltda., Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda., Santander Banespa Companhia de Arrendamento Mercantil, Santander Banespa S.A. Arrendamento Mercantil, Santander Brasil Arrendamento Mercantil S.A., Santander S.A. Corretora de Câmbio e Valores Mobiliários, Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros, Santander Brasil Seguros S.A., Santander Capitalização S.A., Santander Investimentos em Participações S.A., Santander Seguros S.A., and Santander Brasil as a member of the board of directors from August 31, 2006 to November 26, 2009.  From 1995 to 1997 he served as an officer at Banco Chase Manhattan S.A.  From 1993 to 1995, he held the position of officer at Banco Norchem S.A., responsible for the international area.  From 1988 to 1993 he served as a chief financial officer at Confab Industrial S.A.  From 1984 to 1988 he worked at Citibank, N.A., as a manager responsible for structured business.  He also serves as a member of the board of directors at Enesa Participações S.A. and Green Nirvana Comércio de Produtos Ecológicos e Sustentáveis S.A.

Luiz Felipe Taunay Ferreira.  Mr. Ferreira is Brazilian and was born on March 18, 1967.  He holds a degree in business administration from the Fundação Getúlio Vargas, a degree in economics from the Universidade de São Paulo and a master’s degree in economics from the Universidade de São Paulo.  Mr. Ferreira is also a CFA charter holder.  As one of our officers, he works in the investors’ relations department.  Mr. Ferreira has been engaged in the financial markets for 16 years.  He was a trader for Banco ING Brasil from 1994 to 1996 and head of equity derivatives market risk management at ING Barings, London from 1996 to 1998.  He joined Banco Real in 1998 and has been with the Santander Group ever since.  Currently, he is an executive officer of Aymoré Crédito, Financiamento e Investimento S.A. and Banco Bandepe S.A.; and an officer of Santander Leasing S.A. Arrendamento Mercantil.

Mara Regina Lima Alves Garcia.  Ms. Garcia is Brazilian and holds a bachelor’s degree in Law from the Faculdades Metropolitanas—FMU, a postgraduate degree in Financial Law from the IBMEC—Instituto Brasileiro de Mercado de Capitais, and a master’s degree in International Economic Law from the Pontifícia Universidade Católica de São Paulo—PUC.  She has been engaged in the legal financial area for over 21 years.  She was legal manager of Banco Inter-Atlântico S.A. from 1996 to 2000 and a senior lawyer of Banco Itaú BBA S.A. from 2000 to 2006.  She joined Banco Santander S.A. in 2006 as executive superintendent of the legal wholesale area.  As one of our officers, she is responsible for the legal consulting area and serves the wholesale and retail areas; member of the legal committee of FEBRABAN and ABBI.

Marcelo Audi.  Mr. Audi is Brazilian and was born on January 18, 1967.  He holds a degree in business administration from the Fundação Getúlio Vargas in São Paulo.  From 1990 to 1997, he was engaged in the investment banking area of Banco Patrimônio (financial institution affiliated to North American investment bank, the former Salomon Brothers), apart from being responsible for the creation of equity research area and becoming partner of the bank.  He served in the equity research area of Merrill Lynch Bank in Brazil between 1997 and 2002 and, from 2003 to 2006, he was a partner of Quadrante Investimentos, a local investment advisory service company.  Mr. Audi joined Santander Brasil in 2007, and he is currently responsible for the equity research area and equity share strategy in Brazil.

Marcelo Malanga.  Mr. Malanga is Brazilian and was born on May 18, 1969.  He holds a bachelor’s degree in Business Administration from the Universidade Bandeirantes de São Paulo, and a master’s degree in Finance and Accounting from the Pontifícia Universidade Católica—PUC SP.  As one of our officers, he is currently responsible for corporate retail business.  He has been working in the financial markets for 24 years.  He served as the Division Manager of Banco do Brasil S.A. from 1987 to 2001.  Mr. Malanga worked for the government of São Paulo from 1995 to 1998, and from 1998 to 2001 he was responsible for strategy in the business of Governments in Brasilia, acting as manager of PROEX.  When he joined Santander Brasil in 2001, he was responsible for creating the business relationship with the state and local government until 2004.  From 2006 to 2009, he served as a superintendent responsible for the management and administration of all the branches of Santander in the State of Rio de Janeiro.

Marcelo Zerbinatti.  He is Brazilian, born on February 5, 1974.  He holds a degree in Business Administration from FMU—SP, a post-graduate degree in Negotiation from Fundação Getúlio Vargas and holds a master’s degree in Planning from PUC—SP.  He worked at Banco Bradesco S.A. from 1988 to 1992 as Head of Service, at Bank of

Boston from 1992 to 1994 as Coordinator of Foreign Exchange, at Banco Real from 1994 to 2006 as Project Superintendent and since 2006 has served as our Senior Organization Executive Superintendent responsible for Process and Management of Changes.  As one of our officers, he is responsible for organization, technology and process.

Marcio Aurelio de Nobrega.  Mr. Nobrega is Brazilian and was born on August 23, 1967.  He holds a degree in business administration and economics from the Faculdade Santana.  As one of our officers, he is responsible for the operations and services area.  Mr. Nobrega has been engaged in the bank business for 26 years.  He joined Banco Real in 1982 and has worked for Santander Brasil ever since.

Marco André Ferreira da Silva.  Mr. Ferreira is Brazilian and was born on December 3, 1965.  He holds a bachelor’s degree in Psychology from the Organização Santamarense de Ensino de São Paulo, holds an MBA from the School of Economics and Business Administration at Universidade de São Paulo—USP, a master’s degree in Business Administration from the Pontifícia Universidade Católica de São Paulo and is pursuing a doctorate degree in Business Administration from the Instituto Presbiteriano Mackenzie São Paulo.  As an officer, he is responsible for managing the areas of Education and Organizational Development of Santander Brasil.  He has been working in the financial markets for 21 years.  He served as a Senior Superintendent of Human Resources of Banco Real, which he joined in 1991 as Senior Consultant of Human Resources with professional experience in São Paulo, Chicago and Amsterdam, serving the areas of Education and Leadership Development.

Marcos Adriano Ferreira Zoni.  Mr. Zoni is Brazilian and was born on December 10, 1964.  He holds a degree in public administration from the Unisul—Universidade do Sul de Santa Catarina and business administration from the Universidade Federal Fluminense.  He also holds an international MBA (AMP) from IESE (Navarra University).  As one of our officers, he is responsible for clients and quality area.  Mr. Zoni has been engaged in the financial markets for 25 years.  He was an intern, analyst and financial manager at Banco Nacional S.A. from 1987 to 1995, Chief Financial Officer of the technology area at Unibanco—União de Bancos Brasileiros S.A. from 1995 to 1997 and Cost and Financial Manager at ABN AMRO from 1997 to 2008.

Maria Eugênia Andrade Lopez Santos.  Ms. Santos is Brazilian and Spanish and was born on January 23, 1966.  She holds a degree in economics from the Universidade da Bahia and a postgraduate degree from Fundação Getúlio Vargas.  As one of our officers, she is responsible for private banking.  Ms. Santos has been engaged in the corporate area for 19 years.  She is also an executive officer of Santander Advisory Services S.A.

Mauro Siequeroli.  Mr. Siequeroli is Brazilian and was born on March 24, 1957.  He holds a degree in business administration from Fundação Getúlio Vargas and a postgraduate degree in industrial resources and general administration also from Fundação Getúlio Vargas.  As one of our officers, he is responsible for corporate resources area.  Mr. Siequeroli has been engaged in the back office for 20 years.  He was an operations officer for Banco Crefisul S.A. from 1985 through 1994, a products officer for Banco BMC from 1995 to 1998, the operations officer for Banco Bandeirantes S.A. from 1999 to 2000 and joined Santander Brasil in 2001.  Currently, he is also an executive officer of Santander S.A.—Serviços Técnicos, Administrativos e de Corretagem de Seguros.

Miguel Angel Albero Ocerin.  Mr. Albero is Spanish and was born on February 23, 1960.  He graduated in Economics Sciences and Business Administration and holds a master’s degree in Financial Markets from Centro Internacional Carlos V (UAM).  During his career he has developed management activities in the management of financial resources and human capital in sectors of financial intermediation, asset management, product structuring, business development, development of financial markets and customer relationships.  Most of his professional activity has been developed at Grupo CM Capítal Markets (ABN AMRO Group), where he held different executive positions in the companies of the group.  He has been part of Santander Group since 2007, responsible for the area of Capital Structuring (GB&M), which includes the promotion of renewable energy projects, energy efficiency and carbon financing.  As one of our officers he is currently responsible for equity treasury and equity derivatives area, as well as brokerage area.

Nilo Sérgio Silveira Carvalho.  Mr. Carvalho is Brazilian and was born on February 26, 1961.  He holds a degree in business administration from the UniSantos—Universidade Católica de Santos and an MBA from Fundação Getúlio Vargas and Moroco Associados.  As one of our officers, he is responsible for the retail individual customer area.  Mr. Carvalho has been engaged in the financial markets for 26 years.  He was a products officer for

Unibanco—União de Bancos Brasileiros S.A. from 1994 to 1998, retail and technology officer for Santander Brasil from 1998 to 2004, executive officer of Medial Saúde S.A. from 2004 to 2008 and our retail officer since 2008.  Currently, he is also an executive officer of Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., and Santander Capitalização S.A., and officer of Santander Brasil Administradora de Consórcio S.A.

Paulo de Tarso Marques Rosa.  Mr. Paulo de Tarso is Brazilian and was born on September 16, 1972.  He holds a degree in Statistics from the Universidade de São Paulo, a Master’s degree in Statistics from the Universidade de São Paulo, an MBA from Adolfo Ibañez School of Management (EUA), and an from Deusto Business School (Spain).  As executive officer he is responsible for the credibility area.  He has been engaged in the financial markets for 14 years.  He served as credit risk manager of Banco Itaú from 1997 to 2000.  From 2000 to 2005 he was retail credit risk superintendent of Banco Real.  He also served as executive superintendent in relationship marketing of Banco Real from 2005 to 2008 and as individuals’ credibility executive superintendent in Santander Brasil from 2008 to 2011.

Ramón Sanchez Díez.  Mr. Díez is Spanish and was born on October 29, 1968.  He holds a degree in economics from the Universidad Autónoma de Madrid.  As one of our officers, he is responsible for our relationship channels.  He served as a financial analyst for Banco Santander’s New York branch from 1992 to 1997 and as an officer for strategy and analysis for Latin American banks at Santander Brasil from 1997 to 2003.  He was an officer for strategy and investor relations for Santander Brasil from 2004 to 2006.

Reginaldo Antonio Ribeiro.  Mr. Ribeiro is Brazilian and was born on May 19, 1969.  He holds a degree in economics from the Universidade Estadual de Campinas, an accounting degree from the Universidade Paulista and an MBA from the FIPECAFI (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras), Universidade de São Paulo.  As one of our officers, he is responsible for tax issues, tax planning strategies and corporate restructuring processes.  Mr. Ribeiro has been engaged in the tax area for 22 years.  He served as a manager for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda.  from 1990 to 2001.  He was also a member of the fiscal counsel of Companhia Energética de São Paulo and AES TIETÊ from 2002 to 2006.  He is an executive superintendent of Santander S.A.—Serviços Técnicos, Administrativos e de Corretagem de Seguros, chief executive officer of REB Empreendimentos e Administradora de Bens S.A., executive officer of Aquanima Brasil Ltda.; and officer of Santander Participações S.A., Santander Brasil Advisory Services S.A., and Norchem Participações e Consultoria S.A.

Roberto de Oliveira Campos Neto.  Mr. Neto is Brazilian and was born on June 28, 1969.  He holds a bachelor’s degree in Economics and post graduate in Economics with specialization in Finance from the University of California, Los Angeles (UCLA) and holds a master’s degree in Applied Mathematics from Caltech.  He worked at Banco Bozano Simonsen from 1996 to 1999, where he served as Operator of Derivatives of Interest and Foreign Exchange (1996), Operator of External Debt (1997), Operator of the area of Stock Exchange (1998) and Head of Area of International Fixed Income (1999).  From 2000 to 2003, he worked as Head of International Area and Fixed Income at Santander Brasil.  In 2006 he served as Portfolio Manager of Claritas.  He joined in 2004 to serve as Operator.  Currently, he is responsible for the proprietary trading, local and international market making area.

Ronaldo Yassuyuki Morimoto.  Mr. Morimoto is Brazilian and was born on May 5, 1977.  He holds a bachelor degree in Economics from School of Economics, from the Universidade de São Paulo.  He has been responsible for the area of ALM (Assets and Liabilities Management) / Financial Management and member of the administration of asset and liability committee (ALCO Local and Global Brazil) since 2006.  He has been working in the financial markets for 13 years.  He joined Santander Brasil in 2001, working in different areas such as Governments & Institutions, Products, Finance & Accounting, Basel II Project and Wholesale Financial Control.  He began his career at Banco América do Sul in the area of credit risk in 1998, he worked at Citibank S.A. from 1998 to 2000 and AT&T Latin America from 2000 to 2001.  He is currently a member of the Supervisory Committee of the FGC.

Sérgio Augusto Costantini.  Mr. Costantini is Brazilian, and holds a bachelor’s degree in electrical engineering from the School of Engineering at Maua, a master’s degree in business administration and an MBA E-Business from Fundação Getúlio Vargas.  He has 20 years of experience in finance.  Mr. Costantini worked from 1992 to 1995 at Banco Itamarati in the corporate banking area.  He also worked at BBVA Banco Excel Economico y Brazil in the corporate banking area and in capital markets between 1995 and 1999.  He began his career at Banco Real in March 2003 as products superintendent and later as executive director in information technology until January 2009, after which he became COO of global transactional banking Santander Global Group, where he was responsible for information technology, operations, organization and processes area.  As one of our officers, he is currently responsible for information technology and global operations and business.

Sérgio Gonçalves.  Mr. Gonçalves is Brazilian and was born on August 7, 1956.  He holds a degree in economics from Fundação Armando Álvares Penteado and a master’s in executive business administration from the Universidade de São Paulo.  As one of our officers, he is responsible for the government and institutions area.  Mr. Gonçalves has been engaged in the Brazilian financial markets for 30 years.  He was an officer of Banco Crefisul from 1987 to 1994 and product officer of Nossa Caixa from 1995 to 2000.  He was also an officer of Banco do Estado de São Paulo S.A.—Banespa from 2001 to 2004.

Thomas Gregor Ilg.  Mr. Thomas Gregor Ilg is Brazilian, and was born on September 12, 1968.  He holds a bachelor’s degree in agricultural engineering from the Universidade Estadual de Campinas—UNICAMP, and took a post-graduate course in business administration at the Fundação Getúlio Vargas (CEAG).  He has been engaged in the financial markets for over 21 years, including 12 years with Banco Santander and 10 years with The First National Bank of Boston, where he first joined as trainee serving the Risks and Business areas.  At Banco Santander he was responsible for the corporate business area, and then he assumed the area of treasury for corporate, business, and private customers.  Currently he is responsible for the corporate risk area of  Santander Brasil.

Ulisses Gomes Guimarães.  Mr. Guimarães is Brazilian and was born on March 14, 1971.  He holds a bachelor’s degree in Mechanical Engineering in Aeronautics from the ITA—Aeronautical Institute of Technology and holds a master’s degree (Executive MBA in Finance) from the IBMEC—Instituto Brasileiro de Mercado de Capitais—São Paulo.  As one of our officers, he is responsible for compensation, MIS and budget.  He has been working in the financial markets for 18 years.  He worked at Citibank from 1994 to 1997 as a Risk Manager for the areas of Treasury and Trust.  He joined ABN AMRO in 1997 and has been part of Santander Group since then.  He has held the positions of coordinator of financial control, coordinator of GAP & liquidity, financial control manager, manager of support of the strategic decision Brazil area, executive superintendent of retail area, executive superintendent of the support to strategic decision Brazil area, executive superintendent of support to strategic decision in Latin America area, executive superintendent of support to management and project development of finance areas.

Wilson Luiz Matar.  Mr. Matar is Brazilian and was born on November 28, 1958.  He holds a degree in civil engineering from the Polytechnic School of USP and Business Administrator graduate and post-graduate degrees from the FEA—Faculdade de Economia e Administração—USP.  He has 30 years of banking experience serving in large Brazilian banks (Itaú and Unibanco) and 12 years with the Santander Group.  He worked at Santander Group for seven years in the controller area, responsible for management information and budget, and for five years he has been responsible for risks of solvency in the executive vice presidency of credit and market risks, where he is charged with control and monitoring our credit portfolios.  As one of our officers, he is currently responsible for risk solvency.

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

Shareholders at the general shareholders meeting held on April 26, 2011 set the 2011 total annual compensation for our directors and executive officers at a total up to R$284 million, which included the value of stock and option compensation.  The approved amount also includes amounts for pension reserves and pension plans.  The meeting of the board of directors held on March 24, 2011 approved compensation for the audit committee in the amount of R$3.9 million for a twelve-month period beginning March 24, 2011.  Due to the increasing number of executives, according to market practices and individual performance in 2011, members of our board of directors and executive officers received a total of approximately R$238 million for their services.  In 2011, members of our audit committee received a total of approximately R$2.6 million.

The compensation due to the members of our board of directors, executive officers and audit committee is paid monthly.  In addition, the maximum aggregate compensation for the members of the board of directors and the executive officers includes amounts paid pursuant to our bonus program.  The criteria for granting and paying bonus compensation vary according to the activities performed by the different areas and, therefore, payment of the bonus compensation may vary depending on the department and activities performed by each member.  Our directors and officers may participate in the same pension plan that is available to all of our employees.

As approved by our board of directors at the meeting held on December 23, 2009, we indemnify our directors and executive officers and members of the Audit Committee from claims arising during the time they are our directors or officers, exclusively related to court or administrative costs and attorneys’ fees, except in cases of bad faith, gross negligence, willful misconduct or mismanagement by our directors or executive officers.  This indemnity was also granted to the members of the audit committee and the appointment and remuneration committee.

Compensation Plan Overview

The Company has three programs for long-term compensation: the Deferral Program, the Local Long-Term Incentive Program (SOP, PSP and SOP 2014) and the Global Long-Term Incentive Program (PI09, PI10/PI11/PI12 / PI13 and Pl14).

Executive officers and executives in key positions are eligible to participate in these plans.  Plans last three years, promoting a commitment to the long-term results of the company.  Members of the board of directors can participate in these plans only if they are executive officers.

In the Deferral Program we have two plans: one for each fiscal year 2010 and fiscal year 2011, in which statutory officers, officers in positions of management and other employees eligible for the program will receive part of the variable remuneration of the year in deferred time.

In the Local Long-Term Incentive Program, we have two Plans for different beneficiaries, the Stock Option Plan (“SOP”) and the Performance Share Plan (“PSP”).  The SOP is an option plan to purchase units of the Company for the top management, and the PSP is an incentive plan whose object is the payment of cash resources for executives from all areas of the Bank.

In the Global Program, we have six plans, three of which have already been executed.  For each cycle, a maximum number of shares of Santander is determined in Spain according to the achievement of performance indicators set out in the plan regulation.

Deferral Program—Share-Based Compensation—2010

At the Santander Spain ordinary general shareholders meeting held on June 11, 2010, Santander Spain’s shareholders approved an executive compensation plan based on the share performance of the Santander Group companies, including Santander Brasil.  This new policy, with the adjustments applicable to Santander Brasil was approved by our board of directors on February 2, 2011.

The plan’s objectives are: (1) to align the compensation program with the principles of the Financial Stability Board (“FSB”) agreed upon at the G20; (2) to align Santander Brasil’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Santander Brasil’s businesses and to recognize the participants’ contributions); (3) to allow the retention of participants; and (4) to improve Santander Brasil’s performance and protect the interests of shareholders via a long-term commitment.

The plan is intended to pay cash bonuses as variable compensation based on certain performance targets.  The total amount of shares to which the cash compensation will be linked will be settled in three separate parcels, allocated equally among the three years following the base year of the compensation plan.  The plan will not lead to a dilution of Santander Brasil’s capital stock, as participants will not be shareholders of the Bank, nor will they be entitled to any other rights or privileges granted to such shareholders.

Deferral Program—Share-Based Compensation—2011

On December 21, 2011, our board of directors approved a new executive and employee compensation plan based on the share performance of Santander Brazil.  This new policy, was approved at the extraordinary shareholders’ meeting held on February 7, 2012.  The plan’s objectives are: (i) to align the compensation program with the principles of the FSB agreed upon at the G20; (ii) to align Santander Brasil’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Santander Brasil’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Santander Brasil’s performance and protect the interests of shareholders via a long-term commitment.

The plan is part of the current regulatory environment applicable to the company, especially in light of  CMN Resolution No. 3,921 of November 25, 2010 (“CMN Resolution No. 3,921/10”), pursuant to which financial institutions must comply with certain requirements for deferred payment of variable compensation to executives, taking into account the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

This plan is divided among three programs:

•
Supervised Collective.  The program is for members of our executive committee and other executives who manage significant risks for the Bank and are responsible for internal control.  Unlike the plans described above, for which compensation is paid in cash based on the market performance of our shares, compensation under this plan is paid 50% in cash, indexed to 100% of the CDI, and 50% in shares.

•
Collective Unsupervised – Statutory Directors.  Eligible officers for this program include statutory officers that are not participants in the Supervised Collective program.  Unlike the plans described above, for which compensation is paid in cash based on the market performance of our shares, compensation under this plan is paid 100% in units of the Company (trading symbol “SANB11”).

•
Collective Unsupervised – Employees.  Individuals eligible for this program include manager employees and certain other employees of the organization that will be benefited by this compensation plan.  Deferred compensation will be 100% in cash, indexed to 120% of the CDI.

On December 31, 2011, there were “pro rata” expenses of R$56 million regarding the provision for bonuses under this plan.  In 2011, we recorded a gain under personnel expenses due to the fluctuation of the market value of the share plan in the amount of R$14 million.

Local Long-Term Incentive Program

Plans approved in 2010

Shareholders at the extraordinary shareholders’ meeting held on February 3, 2010 approved the Share-Based Compensation Program—Units of Santander Brasil (Local Program), consisting of two independent plans:

Stock Option Plan for Share Deposit Certificates – Units (SOP): This is a three-year stock option plan by which new shares are issued.  The objective is to retain executive officers’ commitment to long-term results.  The period for exercising the options is two years longer than the vesting period.  The volume equivalent to one third of the units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date.

Pursuant to our Stock Option Plan for Share Deposit Certificates – Units (SOP), we issued options to certain directors and executive officers on February 3, 2010.  The options that were issued have an option price of R$23.50 per unit, and may be exercised from June 30, 2012 to June 30, 2014.  On December 31, 2011, there were outstanding options corresponding to a maximum of 12,663,338 units under this plan.

Long-Term Incentive Plan – Investment in Share Deposit Certificates – Units (PSP): This is a compensation plan based on shares and settled in cash, launched in three-year cycles.  Its objective is to retain the executives’ commitment to long-term results.  A minimum amount, corresponding to 50% of the compensation settled in cash, must be used by the participant to acquire Units, which cannot be sold during a period of one year from the exercise date.  There is no limit on the percentage of total compensation that may be included in this particular compensation plan.  On December 31, 2011, there were 2,553,162 outstanding units under this plan.

Plan Approved in 2011 – Incentive Plan Long Term – SOP 2014

Shareholders, at the Extraordinary Shareholders’ Meeting held on October 25, 2011, approved the grant of the Incentive Plan – Long-Term Investment in Certificates of Deposit Shares SOP 2014 to certain executive officers, managerial level employees and companies under its control.

This is a three-year option plan, with an exercise period between June 30, 2014 and June 30, 2016.  The number of units exercisable by the participants will be determined according to the result of certain targets based on company performance, including Total Shareholder Return (“TSR”) and the amount of units that may be exercised may be reduced if the goals of reducing Return on Risk-Adjusted Capital (“RORAC”) are not achieved based on a comparison between realized and budgeted performance in each year, as determined by the board of directors.  Plan participants must remain with the company during the term of the plan to be eligible to exercise their options on their corresponding units.

The plan will be paid in units based on the difference between the closing price on the exercise date and the strike price established in the plan.  The options issued under the plan have an option price of R$14.31 per unit.  On December 31, 2011, there were outstanding options under the plan corresponded to a maximum of 14,450,000 units.

Fair Value and Performance Parameters of Plans

For the accounting of the local program’s plans, simulations were performed by an independent consultant, using the Monte Carlo methodology, using the performance parameters used to calculate the shares to be granted.  These parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

TSR Ranking

	SOP Plan, PI12 – PSP Plan and PI13 – PSP(1)	SOP 2014(2)
	(% of Shares exercisable)
1st	50%	100%
2nd	35%	75%
3rd	25%	50%
4th	0%	25%

(1)	Associated with the TSR, the remaining 50% of the shares subject to exercise relate to the achievement of net income versus budgeted profit.

(2)	The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the RORAC.

For the measurement of fair value of options, we used the following assumptions:

Method of Assessment

	PI13 PSP(1) Binomial	PI12 PSP(1) Binomial
Volatility	57.37%	57.37%
Likelihood of Occurrence	37.58%	60.93%
Risk-Free Rate	10.50%	11.18%

(1)	Associated with the TSR, the remaining 50% of the shares subject to exercise relate to the achievement of net income versus budgeted profit.

Method of Assessment

	SOP 2014 Black-Scholes		SOP Plan Binomial
Volatility		40.00%		57.37%
Dividend Rate		3.00%		5.43%
Period of “Vesting”	2 years		2,72 years
Moment “Medium” Exercise	5 years		3,72 years
Risk-Free Rate		10.50%		11.18%
Likelihood of Occurrence		53.43%		60.93%
Fair Value for Stock	R$	5.81	R$	7.19

The average share price of our units at December 31, 2011 and 2010 was R$14.96 and R$21.90, respectively.

As of December 31, 2011, there were pro rata daily expenses of R$13 million, with respect to the SOP plan and R$16 million with respect to the PSP plan.  During the period, we recorded a gain under personnel expenses due to fluctuations in the market value of the PSP share plan in the amount of R$6 million on a consolidated basis.

Global Long-Term Incentive Program

Long-term incentive policy

The board of directors of Santander Spain, at a meeting held on March 26, 2008, approved the long-term incentive policy intended for the executives of Santander Spain and the Santander Group (except Banesto).  This policy provides for compensation tied to the performance of the stock of Santander Spain, as established at the annual shareholders’ meeting.

This multiannual incentive plan is payable in shares of Santander Spain.  The beneficiaries of the plan are the executive officers and other members of senior management, together with any other Bank executives determined by the board of directors or, when delegated by it, the executive committee.

The plan involves three years cycles for the delivery shares to the beneficiaries, so that each cycle begins in a year and, from 2009, ends the next year.  The goal is to establish a proper sequence between the end of the incentive program, linked to the previous I-06, and successive cycles of the plan.  Thus, the first two cycles began in July 2007 with a duration of two years for the first cycle (PI09) and the other cycles having average duration of three years (PI10/PI11/PI12 / Pl13 and PI14).

For each cycle, a maximum number of shares is established for each beneficiary who remains in the Bank’s employ for the duration of the plan.  The targets, which, if met, will determine the number of shares to be delivered, are defined by comparing Santander Spain’s performance with that of a benchmark group of financial institutions and are linked to two parameters, namely TSR and growth in earnings per share (“EPS”).

The ultimate number of shares to be delivered will be determined in each of the cycles by the degree of achievement of the targets on the third anniversary of commencement of each cycle (with the exception of the first cycle, for which the second anniversary will be considered), and the shares will be delivered within a maximum period of seven months from the end of the cycle.

At the end of each cycle, the TSR and the EPS growth will be calculated for Santander Spain and each of the benchmark entities and the results will be ranked from first to last.  Each of the two criteria (TSR and EPS growth) will be weighted at 50% in the calculation of the percentage of shares to be delivered, based on the following scale and in accordance with Santander Spain relative position among.
Santander Spain’s Place in the TSR Ranking	Percentage of Maximum Shares to Be Delivered	Santander Spain’s Place in the EPS Growth Ranking	Percentage of Maximum Shares to Be Delivered
1st to 5th	100%	1st to 5th	100%
6th	82%	6th	82%
7th	65.0%	7th	65.0%
8th	47.5%	8th	47.5%
9th	30.0%	9th	30.0%
10th and below	0%	10th and below	0%

Santander Spain makes certain adjustments to the ranking criteria and award criteria if any benchmark group entity is acquired by another company and its shares cease trading or it ceases to exist.

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

Beginning with plan Pl12, the number of actions to be awarded are related to only one performance parameter, TSR which is fully weighted in the percentage of shares to be distributed.

Fair Value

The fair value of the Performance Share Plans was calculated as follows:

•	It was assumed that the beneficiaries will not terminate the employment with the bank during the term of each plan.

•
The fair value of the 50% linked to Santander Spain’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the benchmark group, taking into account the variables set forth below.  The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI10	PI11	PI12	PI13	PI14
Expected volatility(1)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual dividend yield based on last few years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free interest rate (Treasury Bond yield – zero coupon) over the period of the plan	4.50%	4.84%	2.04%	3.33%	4.07%

(1)	Calculated on the basis of historical volatility over the corresponding period (two or three years).

The application of the simulation model results in percentage values of 42.7% for PI09, 42.3% for PI10, 44.9% for PI11 and 52.4% for PI12, which are applied to 50% of the value of the options granted, in order to determine the cost per books of the TSR-based portion of the incentive.  Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

In 2011, there were pro rata daily expenses of R$10.2 million for costs on the respective dates of the cycles of the global program.  Expenses related to the plans are recognized against other liabilities – provision for share-based payments.

Contract termination

Employment contracts have an undefined period.  The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

C.    Board Practices

Our shareholders elect members of our board of directors at the annual general shareholders meeting for two-year terms (members may be reelected).  The board of directors appoints our officers for two-year terms, which can also be reelected.

The term of office of the current members of the board of directors and officers is described in Section A of this Item 6.

Duties of the Board of Directors

In line with the fiduciary duties of directors and officers provided in Articles 153, 154, 155 and 245 of Brazilian corporate law, the members of the board of directors shall serve us and the companies of the Group with loyalty, keep our business confidential along with any information that has not been disclosed to the market to which they are privy due to their position, ensure that any subordinates and third parties maintain any such information confidential and enforce the provisions of our code of ethics.

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

The primary responsibilities of our board of directors are:

Definition of policies and strategies.  The board of directors plays a vital role in the definition of the organization’s business strategies in Brazil.  As set out in our by-laws and in applicable legislation, the main function of the board of directors is to provide guidance for our business and operations, which should be observed by the executive officers while conducting their activities.  The board of directors is also responsible for the approval of policies for disclosing information to the market and trading with our securities.

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

Appointment of directors and compensation policies.  The board of directors is responsible for appointing executive officers and determining their compensation, benefits and other incentives, subject to the global limit of compensation approved by the general shareholders’ meeting, including the determination of profit sharing for ours and our subsidiary companies officers and employees.  It is also the responsibility of the board of directors to approve the assignment for stock option to officers, employees or individuals that render services to us or to our subsidiaries, subject to the option plans approved in the general shareholders’ meeting.

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

On December 23, 2009, our board of directors approved its code of regulations.  Shareholders may access such code on the websites www.santander.com.br/ri and www.santander.com.br/acionistas, section “Corporate Governance—Regulations of the Board of Directors”.

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

Pursuant to Brazilian Central Bank regulations, our shareholders established on August 31, 2006 the audit committee in our by-laws, which acts as the audit committee for all our affiliates and subsidiaries.  Such audit committee was installed by the board of directors meeting held on March 23, 2007.

Our by-laws require that our audit committee be composed of three to six members, each of whom is elected by the board of directors, among persons, members of the board of directors or not, who meet all statutory and regulatory requirements for the exercise of their office, including any requirements to ensure their independent judgment, one of them with a demonstrable knowledge of the accounting and audit practice, which shall serve for a one-year term and may be reelected for up to four consecutive times, pursuant to applicable legislation, up to a maximum five-year term of office.  One of the members of the audit committee shall be designated by our board of directors as the audit committee’s coordinator.  At least one member of the audit committee must have proven knowledge in the areas of accounting and auditing (financial expert).

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

Our audit committee has the following functions:

1.	sets forth the operating rules for its operation;

2.	advises the board of directors on the engagement or replacement of the external auditor;

3.
assesses the quality of the accounting statements for the periods ended March 31, June 30, September 30, and December 31 each year, of the senior management reports, of the explanatory notes and of the independent auditor’s report, as well as of other material financial information disclosed and sent to the regulatory bodies;

4.	evaluates the effectiveness of the normative provisions applicable to us, in addition to internal regulation and codes;

5.	evaluates the fulfillment by our management of the recommendations made by the external or internal auditors;

6.
sets forth and disclose procedures to receive and treat information on the non-fulfillment of the legal and normative provisions applicable to us, in addition to internal codes and regulations, including provisions of specific procedures for the protection of the discloser and confidentiality of information;

7.	advises the executive committee to correct or improve policies, practices and procedures related to their own assignments;

8.
meets, at least on a quarterly basis, with the executive committee, the internal and external audits, in order to verify the implementation of the recommendations, including as to the planning of the respective audit works, and formalizing, by means of minutes, the contents of such meetings;

9.	meets with the tax committee, if operating, and with the board of directors, upon their request, to address policies, practices and procedures identified in the scope of their work;

10.	prepares, at the end of the six-month period ended on June 30 and December 31 every year, the report of the audit committee, meeting the applicable legal and regulatory provisions; and

11.
receives and reviews the reports required by the regulatory bodies concerning the activities of the ombudsman office of Santander Brasil, on the base dates of June 30 and December 31 or when a material event is identified.

The current members of the audit committee, duly approved by the Brazilian Central Bank, are Sérgio Darcy da Silva Alves, Celso Clemente Giacometti and René Luiz Grande, who acts as a coordinator.  On March 16, 2012, our board of directors approved the election of Sérgio Darcy da Silva Alves, Celso Clemente Giacometti and René Luiz Grande, current members of the audit committee, for a new term of office of one year as of March 16, 2012.

Set forth below are biographies of the members of our audit committee.

Celso Clemente Giacometti. See the board of directors’ biographies.

René Luiz Grande.  Mr. Grande is a Brazilian citizen, born on April 19, 1953, a graduate in Economics at Pontificia Universidade Católica de São Paulo.  He was an employee of the Brazilian Central Bank, approved in public examination since June, 1975, and worked on the Supervision and Inspection Department of the National Financial System.  While with the Brazilian Central Bank he served in various functions, including as officer responsible for standards and organization matters of the financial system from 1975 to 1978; technical assistant from 1978 to 1989; supervisor from 1989 to 1995; inspection supervisor from 1995 to 1999; head of the standard department and technical from 1999 to 2003, and deputy head of the standard department from 2003 to 2011.  Before working with the Brazilian Central Bank, he occupied the position of head of staff with the Companhia Brasileira de Embalagens Metálicas BRASILATA from 1973 to 1975.

Sérgio Darcy da Silva Alves.  Mr. Alves is a Brazilian citizen, born on May 5, 1945, a graduate in Economics of the Economics and Business Administration College of the Universidade Federal do Rio de Janeiro.  He is an employee of the Brazilian Central Bank, approved in public examination.  He took office in 1967, performing various functions, including Officer Responsible for Standards and Organization Matters of the Financial System from 1997 to 2006, Head of the Standard Department of the Financial System from 1991 to 1997, Deputy Head of the Standard Department of the Financial System, being responsible for organizing the unit together with the Brazilian Central Bank’s former President Gustavo Loyola, at that time Head of Department, from 1985 to 1991 and Coordinator of the Department of Capital Markets, in the Division of Authorizations of Financial Institutions until 1985.

Compensation and Appointment Committee

According to CMN Resolution No. 3921/2010 of November 25, 2010, a compensation and appointment committee shall be created on the first general meeting to be held after January 1, 2012 and the Company’s by-laws shall provide for the number of members, criterion for their appointment, destitution and compensation, term, and attributions.  In order to comply with the Brazilian Central Bank regulations, on February 7, 2012, our shareholders established the compensation and appointment committee in our by-laws, which also acts as the compensation and appointment committee for all our affiliates and subsidiaries.

The members of the compensation and appointment committee may be elected by the board of directors, provided that they meet certain independence requirements.  All members of our compensation and appointment committee meet such independence requirements.

Our by-laws require that our compensation and appointment committee is composed of three to five members, appointed by the board of directors from among persons who meet all statutory and regulatory requirements for the exercise of their office, and at least one of the members may not be an executive officer and the others may or may not be members of our board of directors, and at least two members shall be independent, pursuant to paragraph 3 of article 14, of these by-laws.  The compensation and appointment committee shall have in its composition qualified members with the experience required for the judgment exercise and including any requirements to ensure their independent judgment about our internal compensation policy, including the repercussion of this internal compensation policy on the risk management.  Such persons shall serve for a term of two years and may be reelected for up to four consecutive times, pursuant to applicable legislation.

On February 29, 2012, our board of directors approved the amendment of the rules of procedures of the compensation and appointment committee, in order to comply with the CMN Resolution No. 3,921.

Our compensation and appointment committee carries out the following functions:

1.	sets internal committee policy and governing rules;

2.
develops internal compensation policies applicable to our directors and makes proposals to our board of directors regarding policies for variable and fixed compensation, benefits, and special programs for recruiting and terminations;

3.	supervises the implementation and operation of our internal director compensation policy;

4.	annually reviews our internal director compensation policy and recommends changes to our board of directors;

5.	recommends to the board of executive officer directors revisions to our internal compensation policy and related practices and procedures;

6.	proposes to the board of directors the aggregate compensation of the directors to be submitted to the general meeting, pursuant to article 152 of Law No. 6,404 of 1976;

7.	analyzes possible internal and external factors that may impact our internal director compensation policy;

8.
analyzes our internal officer compensation policy and procedures in comparison with market practice, and recommends changes to align our policies with market practice if significant differences from market practice are identified;

9.	meets with our board of directors to discuss and identified responsibilities for our internal compensation policy, practices and procedures;

10.	annually prepares, within ninety days as from December 31 of each year, the compensation and appointment committee report, in accordance with applicable statutory and regulatory provisions; and

11.
ensures that the internal director compensation policy is compatible with our risk management rules, with performance targets and with our current and expected financial condition, and pursuant to the applicable regulatory provisions and regulations published by the Brazilian Central Bank.

On April 26, 2011, our board of directors approved the election of Celso Clemente Giacometti, Fernando Carneiro and Viviane Senna Lalli, current members of the compensation and appointment committee, for a new term of office of two years as of April 26, 2013.  Mr. Fernando Carneiro resigned for the position of member of the compensation and appointment committee on March 1, 2012.  The current members of the compensation and appointment committee are Celso Clemente Giacometti, who acts as Coordinator, Eduardo Nunes Gianini and Viviane Senna Lalli.

Set forth below are biographies of the members of our compensation and appointment committee.

Celso Clemente Giacometti.  See the board of directors’ biographies.

Eduardo Nunes Gianini.  Mr. Gianini is Brazilian and holds a bachelor’s degree in sociology and politics from Fundação Escola de Sociologia e Política de São Paulo (FESPSP). He has been engaged as executive and consultant in subjects related to human resources management for 32 years. He started his career at Serprofit Ltda., a company which provided outsourcing services between 1970 and 1979. From 1979 to 1990 he was human resources manager and total quality manager at Union Carbide do Brasil S.A. He was a partner officer at Hays do Brasil Consultores Ltda., where he worked from 1991 to 2009. Currently he is a partner officer of Gobbet & Gianini Consultores Ltda., with expertise in executive compensation and organizational development.

Viviane Senna Lalli.  See the board of directors’ biographies.

D.    Employees

On December 31, 2011, we had 54,602 full-time, permanent employees.  The following table presents the breakdown of our full-time, permanent employees at the date indicated.

	At December 31, 2011	At December 31, 2010	At December 31, 2009	At December 31, 2008
Branch employees	36,382	35,863	32,938	35,046
Administration employees	18,220	18,543	18,303	18,362
Total	54,602	54,406	51,241	53,408

The Brazilian Banking Employees’ Union represents most of our employees.  In the event of a potential conflict with our banking employees and/or the banking union, negotiations are conducted by the FENABAN.  Each year, generally in September, all Brazilian banks have a collective negotiation period in which they revise salary structures.  During this period, the Brazilian Banking Employees’ Union negotiates bank employees’ salaries within the scope of the Brazilian Banking Collective Agreement with the FENABAN.  Since the acquisition of our predecessor banks by our indirect shareholder Santander Spain, we have not suffered significant losses through strikes and our management believes it has good relations with our employees.

We have a profit sharing plan with our employees based on predetermined goals for our annual operating and financial results.  As a result, if we meet or exceed certain goals, our employees can share in our financial performance.   See “—B.  Compensation”.  We believe that our levels of compensation, benefits (including our profit sharing program), working conditions and other provisions are generally competitive with those offered by other banks in Brazil and large companies.

We have a policy of providing continuous training to our employees, allowing them to hone their skills and create a more effective team, committed to the values of the group.  In 2004, we established a business school to provide training in the following areas: professional development, integration of the employee work environment and training and development of service management, business and leadership skills.

We offer our employees a defined contribution pension plan where employees can choose to contribute part of their wages and in which we can also make contributions on behalf of such employees.  This plan provides retirement benefits, and disability and death benefits.  SantanderPrevi is the only pension plan currently open for new registrations.  Most of our current employees are registered with the SantanderPrevi plan.  At December 31, 2011, 44,176 participants were enrolled in that plan, making the total amount under management approximately R$1.6 billion, see note 22 of our audited consolidated financial statements.

E.    Share Ownership

The following table provides the names of our directors and executive officers who owned shares of Santander Brasil as of December 31, 2011.

Shareholder	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
André Fernandes Berenguer	702,075	(1)	638,250	(1)	(1)
Angel Oscar Agallano	941,985	(1)	856,350	(1)	(1)
Cassio Schmitt	297,165	(1)	270,150	(1)	(1)
Celso Clemente Giacometti	1	(1)		(1)	(1)
Jamil Habibe Hannouche	187,220	(1)	170,200	(1)	(1)
João Guilherme de Andrade So Consiglio	234,025	(1)	212,750	(1)	(1)
José Antonio Alvarez Alvarez	1	(1)		(1)	(1)
José de Menezes Berenguer Neto	351,011	(1)	319,100	(1)	(1)
José de Paiva Ferreira	468,051	(1)	425,500	(1)	(1)
José Manuel Tejón Borrajo	1	(1)		(1)	(1)
José Roberto Machado Filho	702,075	(1)	638,250	(1)	(1)
José Roberto Mendonça de Barros	1	(1)		(1)	(1)
Lilian Maria Ferezim Guimarães	351,010	(1)	319,100	(1)	(1)
Luciane Ribeiro	702,076	(1)	638,251	(1)	(1)
Luis Alberto Citon	70,180	(1)	63,800	(1)	(1)
Luiz Carlos da Silva Cantidio Junior	7	(1)	8	(1)	(1)
Mara Regina Lima Alves Garcia	60,445	(1)	54,950	(1)	(1)
Marcelo Malanga	116,985	(1)	106,350	(1)	(1)
Marcelo Zerbinatti	244,420	(1)	222,200	(1)	(1)
Marcial Angel Portela Alvarez	1,556,501	(1)	1,415,000	(1)	(1)
Marcio Aurelio de Nobrega	46,805	(1)	42,550	(1)	(1)
Marco Antônio Martins de Araújo Filho	390,500	(1)	355,000	(1)	(1)
Marcos Adriano Ferreira Zoni	234,025	(1)	212,750	(1)	(1)
Marcos Matioli de Souza Vieira	207,434	(2)	181,157	(2)	(2)
Maria Luiza de Oliveira Pinto e Paiva	234,025	(1)	212,750	(1)	(1)
Mauro Siequeroli	23,375	(1)	21,250	(1)	(1)

Shareholder	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Miguel Angel Albero Ocerin	275,000	(1)	250,000	(1)	(1)
Oscar Rodriguez Herrero	600,160	(1)	545,600	(1)	(1)
Pedro Carlos Araújo Coutinho	473,000	(1)	430,000	(1)	(1)
Reginaldo Antonio Ribeiro	234,025	(1)	212,750	(1)	(1)
Sérgio Gonçalves	702,075	(1)	638,250	(1)	(1)
Thomas Gregor Ilg	471,625	(1)	428,750	(1)	(1)
Ulisses Gomes Guimarães	52,690	(1)	47,900	(1)	(1)
Viviane Senna Lalli	1	(1)		(1)	(1)
Wilson Luiz Matar	65,725	(1)	59,750	(1)	(1)
Other Employees	200,431,370	(1)	183,469,564	(1)	(1)

(1)	Owns less than 0.01%.

(2)	No longer an officer.

Shares held by members of our board of directors and our executive officers do not have voting rights as opposed to shares held by our other shareholders.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The Santander Group is the largest financial group in Spain.  Through expansion and acquisitions in Chile, Mexico, Colombia, Argentina and Brazil, among other countries, the Santander Group has grown to become the largest bank in Latin America, measured by assets.  As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders.

As of March 23, 2012, Santander Spain directly and indirectly through its subsidiaries, Grupo Empresarial Santander, S.L., Sterrebeeck B.V. and Santander Insurance Holding, S.L., owned approximately 75.6% of our total capital stock.  The Santander Group has a strong influence on our strategies and operations.  Our relationship with the Santander Group has provided us with access to the expertise of the Santander Group in areas such as technology, product innovation, human resources and internal audit control systems.  In addition, the Santander Group requires us to follow its banking policies, procedures and standards, especially with respect to credit approval and risk management.  Such policies and expertise have been successfully used by the Santander Group in the Spanish and other banking markets, and we believe that such policies and expertise have had and will continue to have a beneficial effect upon our operations.

The following table presents the beneficial ownership of our common and preferred shares as of December 31, 2011.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
	(in thousands, except percentages)
Grupo Empresarial Santander S.L.	72,876,994	34.24%	61,631,776	33.10%	33.71%
Sterrebeeck	99,527,083	46.76%	86,492,330	46.45%	46.62%
Santander Insurance Holding S.L.	206,664	0.10%	–	0.00%	0.05%
Banco Santander, S.A.	2,090,231	0.98%	1,900,210	1.02%	1.00%
Treasury Shares	391,254	0.18%	355,685	0.19%	0.19%
Employees(1)	211,427	0.10%	193,458	0.10%	0.10%
Minority Shareholders	37,538,079	17.64%	35,628,926	19.13%	18.34%
Total	212,841,732	100.0%	186,202,385	100.0%	100.0%

(1)	Includes members of senior management. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

The total number of ADSs held by US investors is 193,864,453, not including individuals and legal entities with portfolios of less than U.S.$100 million, to which we do not have access.

Significant Changes in Percentage Ownership of Principal Shareholders

As of January 31, 2006, Grupo Empresarial Santander owned 100% of the ordinary shares and 94.86% of the preferred shares of our then-predecessor company, Banco Santander Meridional S.A.  As a result of the reorganization of our operations in Brazil in 2006 (see “Item 4. Information on the Company—A. History and Development of the Company—History—Banco Real Acquisition”), as of April 30, 2006, Grupo Empresarial Santander owned 99.25% of the common shares and 96.50% of the preferred shares (following adjustments for fractional shares resulting from the reorganization) of our then-predecessor company, Banco Santander Banespa S.A.  As a result of the share exchange transaction (incorporação de ações) on August 29, 2008 (see “Item 4.  Information on the Company—A. History and Development of the Company—History—Banco Real Acquisition”), Sterrebeeck owned 56.83% of our common shares and 56.83% of our preferred shares and Grupo Empresarial Santander owned 41.60% of our common shares and 40.53% of our preferred shares.

Santander Insurance Holding became our shareholder on August 14, 2009 in connection with the series of share exchange transactions pursuant to which certain asset management and insurance companies that had been owned by the Santander Group were transferred to us.  As a result of the share exchange transactions (incorporações de ações) on August 14, 2009, Santander Insurance Holding owned 2.61% of our common shares and 2.61% of our preferred shares, Sterrebeeck owned 54.69 % of our common shares and 54.69% of our preferred shares and Grupo Empresarial Santander owned 41.19% of our common shares and 40.17% of our preferred shares.

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

On November 14 and 15, 2011 we filed an amendment to our automatic shelf registration statement and a related prospectus supplement with the SEC with the purpose of having available for sale on a registered basis approximately 8.0% of our capital stock.  At such time, the Santander Group expected to use this registration statement to allow for greater flexibility of the group in fulfilling its commitment to deliver approximately a 5% stake in our capital stock under the outstanding exchangeable bonds and fulfill our commitment to reach a 25% free float prior to October 2012, or October 2014, subject to agreement with BM&FBOVESPA, when market conditions are appropriate.

On January 9, 2012, Grupo Empresarial Santander, S.L. transferred to Santander Spain ADRs representing approximately 5.18% of our capital stock, as part of an internal reorganization in the Santander Group, to the transfer of approximately 4.41% of our capital stock to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Santander Spain in October, 2010, on maturity and as provided in such bonds.  The issuance of such exchangeable bonds by Santander Spain was object of a Material Fact dated October 29, 2010.  Santander Spain subsequently transferred an additional approximately 0.6% and 0.8% of our total capital stock in separate transactions. As a result of such transfers, Santander Spain, directly or indirectly, held approximately 76.4% of our voting capital stock and approximately 75.6% of our total capital stock, and our free float was approximately 75.6% of the total stock as of March 23, 2012.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders.  See “Item 10.  Additional Information—B. Memorandum and Articles of Association—Issued Share Capital”.

B.    Related Party Transactions

We have a documented policy relating to related-party transactions approved by the board of directors, which is intended to ensure that all transactions covered by the policy are conducted based on our interest and our shareholders.  The policy defines the power to approve certain transactions by the board of directors.  The rules laid down are also applied to all our employees, executives and subsidiaries.

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with our subsidiaries and affiliates and those of the Santander Group.  Among other transactions, we have credit lines outstanding with the Santander Group and its affiliated financial institutions around the world.  At December 31, 2011, borrowings and deposits from the Santander Group represented approximately 0.5% of our total funding.  In addition, from time to time, we enter into certain transactions with the Santander Group and other related parties for the provision of advisory and advertising services.  Such transactions are conducted at arm’s-length, based on terms that would have been applied for transactions with third parties.

In line with regulations applicable to us under Brazilian law, we are not permitted to, and do not, provide loans or advances to any of our subsidiaries (with the exception of loans to leasing subsidiaries), executive officers, members of our board of directors or their family members.

Information Technology Platform

We contract with certain affiliates of the Santander Group (Ingeniería de Software Bancário S.L. (Spain), ISBAN S.A. (Chile), Produban Servicios Informáticos Generales S.L. (Spain), ISBAN S.A. (Brasil) and Produban Serviços de Informática S.A. (Brasil)) for the outsourcing of certain products and services relating to our information technology platform, including software development, hosting and information processing.  We believe the provision of these services is provided on an arm’s- length basis on terms substantially similar to those available from other providers in the market.  In each of 2011 and 2010,  affiliates of the Santander Group managed approximately R$601 million and R$676 million, respectively, for the provision of such products and services.  Additionally, these affiliates are responsible for managing all third party technology contracts.  See “Item 4.  Information on the Company—B. Business Overview—Technology and Infrastructure”.

Procurement Services

We have entered into agreements with Aquanima Brasil Ltda., an affiliate of the Santander Group, which offers procurement services (sourcing, e-procurement, outsourcing and consultancy) to Santander Brasil.  Volume aggregation between Santander Brasil and other client companies allow for joint purchases for groups of different clients.  We believe the agreements entered into with Aquanima Brasil Ltda. were on an arm’s-length basis.  We paid Aquanima Brasil Ltda. approximately R$20 million in each of 2011, 2010 and 2009.

Other Related Party Transactions

From time to time, we engage in lending and borrowing transactions to fund our operations and other miscellaneous transactions with various companies of the Santander Group, in compliance with restrictions on loans or advances imposed by Brazilian law.  The following table shows the balances owed to us by such companies (assets) at each of December 31, 2011 and December 31, 2010 and the amounts owed by us to such companies (liabilities) at the same dates.  The table also sets forth amounts received (income) or paid (expenses) to such companies for the year ended December 31, 2011 and December 31, 2010.  All such transactions with Santander Group companies were conducted on an arm’s-length basis on terms substantially similar to those available from other providers in the market.

	December 31, 2011			December 31, 2010
	Parent(1)	Joint–controlled companies	Other Related–Party(2)	Parent(1)	Joint–controlled companies	Other Related–Party(2)
	(in thousands of R$)
Assets
Trading derivatives, net	(25,639)	–	(442,496)	35,513	–	(125,147)
Banco Santander S.A. – Spain	(25,639)	–	–	35,513	–	–
Santander Benelux, S.A., N.V.	–	–	(308,821)	–	–	(118,521)
Abbey National Treasury Services Plc	–	–	(39,102)	–	–	(33,076)
Real Fundo de Investimento Multimercado Santillana Crédito Privado	–	–	(94,573)	–	–	26,450
Loans and amounts due from credit institutions – Cash and overnight operations in foreign currency	227,724	–	1,097	4,245,332	–	729
Banco Santander S.A. – Spain(3)	227,724	–	–	4,245,332	–	–
Banco Santander Totta, S.A.	–	–	1,097	–	–	729
Loans and amounts due from credit institutions – Others	95,539	822,928	266,568	16,922	269,667	279,535
Banco Santander S.A. – Spain	95,539	–	–	16,922	–	–
Santander Benelux, S.A., N.V.	–	–	262,818	–	–	258,261
Companhia de Crédito, Financiamento e Investimento RCI Brasil	–	822,606	–	–	263,559	–
Companhia de Arrendamento Mercantil RCI Brasil	–	322	–	–	6,108	–
Abbey National Treasury Services Plc	–	–	1,369	–	–	18,817
Santander Overseas Bank, Inc – Puerto Rico	–	–	2,381	–	–	2,457
Other Assets	5,438	615	383,271	27,090	795	–
Banco Santander S.A. – Spain	5,438	–	–	27,090	–	–
Companhia de Crédito, Financiamento e Investimento RCI Brasil	–	615	–	–	529	–
Companhia de Arrendamento Mercantil RCI Brasil	–	–	–	–	266	–
Santander Seguros	–	–	326,637	–	–	–
Others	–	–	57,234	–	–	–
Liabilities
Deposits from credit institutions	(1,200,207)	(15,213)	(171,371)	(2,167,452)	(76,340)	(1,940,158)
Banco Santander S.A. – Spain(4)	(1,200,207)	–	–	(2,167,452)	–	–
Grupo Banesto: Sociedades consolidables	–	–	(167,081)	–	–	(75,477)
Banco Madesant – Sociedade Unipessoal, S.A.(5)	–	–	–	–	–	(1,857,963)

	December 31, 2011			December 31, 2010
	Parent(1)	Joint–controlled companies	Other Related–Party(2)	Parent(1)	Joint–controlled companies	Other Related–Party(2)
	(in thousands of R$)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	–	(10,348)	–	–	(73,270)	–
Companhia de Arrendamento Mercantil RCI Brasil	–	(4,865)	–	–	(3,070)	–
Others	–	–	(4,290)	–	–	(6,718)
Customer Deposits	–	–	(422,753)	–	–	(375,869)
ISBAN Brasil S.A	–	–	(110,341)	–	–	(129,500)
Produban Serviços de Informática S.A.	–	–	(47,970)	–	–	(43,439)
Universia Brasil S.A.	–	–	(310)	–	–	(3,218)
Real Fundo de Investimento Multimercado Santillana Credito Privado	–	–	(223,367)	–	–	(198,236)
Fundo de Investimento Multimercado Menorca Crédito Privado	–	–	(31,062)	–	–	–
Others	–	–	(9,703)	–	–	(1,476)
Other liabilities – Dividends and Bonuses Payable	(908,004)	–	(3,615)	(1,703,847)	–	(1,037)
Banco Santander, S.A. – Spain(4)	(7,772)	–	–	–	–	–
Grupo Empresarial Santander S.L.(1)	(379,617)	–	–	(726,925)	–	–
Santander Insurance Holding S.L.	–	–	(553)	–	–	(1,037)
Sterrebeeck B.V.(1)	(520,615)	–	–	(976,922)	–	–
Banco Madesant – Sociedade Unipessoal S.A.	–	–	(3,062)	–	–	–
Other payables	(3,972)	–	(85,979)	(6,353)	–	(52,586)
Banco Santander S.A. – Spain	(3,972)	–	–	(6,353)	–	–
Santander Insurance Holding S.L.	–	–	(9,257)	–	–	(52,358)
Santander Seguros	–	–	(74,772)	–	–	–
Others	–	–	(1,950)	–	–	(228)

(*)
All loans and amounts to related parties were made in the ordinary course of business and on a sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1)	Santander Brasil is indirectly controlled by Santander Spain, through its subsidiaries Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2)	Refers to subsidiaries of Santander Spain.

(3)	In 2011, includes cash (which in 2010 was R$315 thousand). In 2010, refers to overnight operations in foreign currency, amounting R$3.9 billion with interest of 0.22% per year.

(4)
In 2011, refers to fund raising operations through transfers abroad amounting R$1.2 billion with maturity date until January 2015 and interest between 0.39% and 5.82% per year.  In 2010, includes raising funds through operations overseas transfers totaling R$2.0 billion with maturity until January, 2015 and interest between 0.25% and 7.89% per year.

(5)	In 2010, refers to raising funds through time deposit with maturity on February 28, 2011 and interest of 1.76% per year.

	December 31, 2011			December 31, 2010
	Parent(1)	Joint-controlled companies	Other Related-Party(2)	Parent(1)	Joint-controlled companies	Other Related-Party(2)
	(in thousands of R$)
Income
Interest and similar income – Loans and amounts due from credit institutions	5,046	50,771	267	2,384	39,395	1,029
Banco Santander, S.A. – Spain	5,046	–	–	2,384	–	–
Abbey National Treasury Services Plc	–	–	14	–	–	1,029
Companhia de Crédito, Financiamento e Investimento RCI Brasil	–	50,771	–	–	38,545	–
Companhia de Arrendamento Mercantil RCI Brasil	–	–	–	–	850	–
Santander Benelux, S.A., N.V.	–	–	253	–	–	–
Interest expense and similar charges – Customer deposits	–	–	(37,974)	–	–	(28,827)
ISBAN Brasil S.A.	–	–	(10,551)	–	–	(9,359)
Produban Serviços de Informática S.A.	–	–	(3,841)	–	–	(2,736)
Real Fundo de Investimento Multimercado Santillana Crédito Privado	–	–	(21,777)	–	–	(16,166)
Others	–	–	(1,805)	–	–	(566)
Interest expenses and similar charges – Deposits from credit institutions	(15,311)	(620)	(5,044)	(47,134)	(526)	(32,676)
Banco Santander S.A. – Spain	(15,311)	–	–	(47,134)	–	–
Abbey National Beta Investments Limited	–	–	–	–	–	(7,415)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	–	(620)	–	–	(526)	–
Banco Madesant – Sociedade Unipessoal,S.A	–	–	(5,013)	–	–	(25,143)
Others	–	–	(31)	–	–	(118)
Expense and similar charges – Marketable debt securities	(1,789)	–	–	–	–	–
Banco Santander S.A. – Spain	(1,789)	–	–	–	–	–
Fee and commission income (expense)	(14,820)	13,262	56,224	73,975	6,770	9,449

	December 31, 2011			December 31, 2010
	Parent(1)	Joint-controlled companies	Other Related-Party(2)	Parent(1)	Joint-controlled companies	Other Related-Party(2)
	(in thousands of R$)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	–	10,118	–	–	6,327	–
Banco Santander S.A. – Spain	(14,820)	–	–	73,975	–	–
Aviación Antares, A.I.E	–	–	–	–	–	9,449
Aviación Centaurus, A.I.E	–	–	11,928	–	–	–
Santander Seguros	–	–	35,785	–	–	–
Others	–	3,144	8,511	–	443	–
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	(245,096)	6,522	(505,726)	(44,953)	–	(42,090)
Banco Santander S.A. – Spain	(245,096)	–	–	(44,953)	–	–
Santander Benelux, S.A., N.V.	–	–	(38,238)	–	–	32,489
Santander Overseas Bank, Inc – Puerto Rico	–	–	160	–	–	188
Fundo de Investimento Multimercado Santillana Crédito Privado	–	–	(342,975)	–	–	(86,572)
Abbey National Beta Investments Limited	–	–	(91,726)	–	–	14,763
Santander Investment Securities Inc.	–	–	(11,714)	–	–	–
Companhia de Crédito, Financiamento e Investimento RCI Brasil	–	6,522	–	–	–	–
Others	–	–	(21,233)	–	–	(2,958)
Administrative expenses and amortization	(152)	–	(256,681)	–	–	(226,127)
ISBAN Brasil S.A.	–	–	(54,104)	–	–	(50,320)
Produban Serviços de Informática S.A.	–	–	(103,991)	–	–	(108,741)
ISBAN Chile S.A.	–	–	(4,814)	–	–	(5,491)
Aquanima Brasil Ltda	–	–	(21,500)	–	–	(21,256)
Ingeniería de Software Bancario, S.L.	–	–	(32,209)	–	–	(19,722)
Produban Servicios Informáticos Generales, S.L	–	–	(23,629)	–	–	(15,868)
Santander Seguros	–	–	(89)	–	–	–
Zurich Santander Insurance America, S.L.	–	–	(12,151)	–	–	–
Others	(152)	–	(4,194)	–	–	(4,729)
Gain (losses) on non-current assets held for sale not classified as discontinued operations	–	–	424,292	–	–	–
Zurich Santander Insurance America, S.L(3).	–	–	424,292	–	–	–

(1)	Santander Brasil is indirectly controlled by Santander Spain, through its subsidiaries Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2)	Refers to subsidiaries of Santander Spain.

(3)
In 2011, we sold our wholly-owned subsidiary, Santander Seguros to a joint enterprise of Santander Spain and Zurich Financial, though we will continue to distribute the products offered by Santander Seguros.  See “Item 4.  Information on the Company—A. History and Development of the Company—Important Events—Sale of Santander Seguros”.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18.  Financial Statements”, which contains our audited consolidated financial statements prepared in accordance with IFRS.

Legal Proceedings

We are a party to lawsuits and administrative proceedings incidental to the normal course of our business.  The main categories of lawsuits and administrative proceedings to which we are subject include:

•	administrative and judicial actions relating to taxes;

•	indemnification suits for damage related to consumer rights, in particular with respect to credit cards, checking accounts, collection and loan disputes;

•	suits involving dispute of contractual clauses of existing agreements;

•
civil suits, including from depositors relating to the alleged effects of our implementation of various government economic plans (seeking differences for monetary adjustments on remuneration of several deposits, such as saving accounts and judicial deposits) and consumer law (that is, breach of contract and foreign currency indexation, including administrative proceedings) and to the privatization of Banespa;

•	class actions involving agreements and settlement of debts with the public sector; and

•	suits brought by employees, former employees and unions relating to alleged labor rights violations.

In accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, we record provisions for administrative and judicial proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote.  In cases where we litigate a claim, we record a provision for our estimate of the probable loss based on historical data for similar claims.  In addition, we record provisions (1) on a case-by-case basis based on the analysis and legal opinion of internal and external counsel or (2) by considering the historical average amount of loss of such category of lawsuits.  Due to the established provisions and the legal opinions provided, we believe that any liabilities related to these lawsuits or proceedings will not have a material adverse effect on our financial condition or results of operations.

As of December 31, 2011, our judicial and administrative proceedings classified as probable loss risk (tax, labor and civil) amounted to approximately R$14.5 billion and have been provisioned and our judicial and administrative proceedings classified as possible loss risk (tax, labor and civil) amounted to approximately R$11.9 billion.

Tax Litigation

We are a party to several tax-related lawsuits and administrative actions.  As of December 31, 2011, our probable loss risk litigation and legal obligations amounted to approximately R$9.7 billion and have been provisioned and our possible loss risk litigation amounted to approximately R$10.4.

In November 2009, we and our controlled entities joined the program of installments and payment of tax and social security established by Law No. 11,941/2009.  The accounting effects of the amounts paid in one lump sum and certain debts settled as installments were recognized at the time of payment and consolidation, respectively.  We are still awaiting the consolidation of a portion of the debts, at which point their accounting effects will be recognized, which effects are not expected to be significant when recognized.

The main judicial and administrative proceedings that remain in place after the application of Law No. 11,941/2009 are:

PIS/COFINS.  We filed lawsuits seeking to invalidate the provisions of Law No. 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities.  Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.  As of December 31, 2011 these claims amounted to R$6,833 million and are fully provisioned.

Social contribution tax.

•
Equal tax treatment.  We filed a lawsuit challenging the application of an increased Social Contribution on Net Income (Contribuição Social sobre o Lucro Líquido) or “CSLL” rate of 18.0% for financial institutions, applicable until 1998, compared to the CSLL rate of 8.0% for non-financial institutions on the basis of the constitutional principle of equal tax treatment.  As of December 31, 2011, the amount related to this claim totaled  R$49 million and is fully provisioned.

•
Tax rate increase.  We filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act No. 413/2008, subsequently codified into Law No. 11,727/2008.  Financial institutions were formerly subject to a CSLL tax rate of 9.0%; however, Law No. 11,727/2008 established a 15.0% CSLL tax rate as from April 2008.  Judicial proceedings are pending judgment.  As of December 31, 2011, the amount related to this injunction totaled R$980 million and is fully provisioned.

•
Tax on services for financial institutions.  Certain municipalities levy Service Tax (Imposto Sobre Serviços–ISS) taxes on certain revenues derived from transactions not usually classified as the rendering of services.  In such cases, we have argued in administrative and judicial proceedings against the payment of ISS.  As of December 31, 2011, amounts related to these proceedings totaled R$542 million and are fully provisioned.

•
Social security contribution.  We are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions as we believe that these benefits do not constitute salary.  As of December 31, 2011, amounts related to these proceedings totaled R$288 million and are fully provisioned.

Contingent liabilities classified as possible risk of loss refer to judicial and administrative proceedings involving tax matters assessed by legal counsels as possible losses, which were not accounted for.  The main lawsuits include:

Taxes on banking transactions.  In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (“Santander DTVM”) and another tax assessment against our predecessor, Banco Santander Brasil S.A. The tax assessments refer to the collection of a Provisional

Contribution on Financial Transactions (“Contribuição Provisória sobre Movimentação Financeira”) or “CPMF” tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by our predecessor to Santander DTVM in 2000, 2001 and the first two months of 2002. We believe that the tax treatment was adequate. Santander DTVM succeeded in the first instance in its proceeding before the tax appeals board, while Banco Santander Brasil S.A. was found liable for the tax assessment.  Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais) or “CARF”.  As of December 31, 2011 amounts related to these claims are approximately R$564 million each.

Taxes on reimbursements arising from contractual guarantees.  The Federal Revenue Service issued infraction notices against Santander Brasil with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of Group Bozano Simonsen’s (one of our former bank entities) as reimbursement obligations for payments made by us and our controlled entities as a result of contingent liabilities arising from the activities of Group Bozano Simonsen carried out when the previous controlling shareholder still maintained control of such group.  The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, a public hearing was held before CARF and a unanimous decision was handed down to cancel the tax assessments corresponding to the 2002 tax year. In February 2012 this decision was declared non-appealable, so there is no potential tax liability related to this claim for the 2002 tax year. Proceedings related to tax years 2003 to 2006 are ongoing. As of December 31, 2011 amounts related to this infraction are approximately R$644 million.

Losses on loans.  We have challenged the tax assessments issued by the Federal Revenue Services claiming that our deduction of losses on loans from Income Tax of Legal Entities (Imposto de Renda das Pessoas Jurídicas – IRPJ) and CSLL bases have not met the relevant requirements under applicable law. As of December 31, 2011 the amount related to this challenge is approximately R$335 million.

Federal Revenue Services allegation.  We have challenged the Federal Revenue Services allegation of irregularities in certain CSLL tax payments, due to a final and non-appealable judgment cancelling the requirement of such CSLL taxes pursuant to Law No. 7,689/1988 and Law No. 7,787/1989. Two of our subsidiaries are involved in separate actions relating to this proceeding. As of December 31, 2011 amounts related to these actions are approximately R$170 million.

Alleged non-compliance with amnesty law.  The federal government has demanded payment of certain CSLL taxes from certain entities, including one of our former bank entities, alleging that such entities did not fulfill all the requirements listed under a tax amnesty issued under Law No. 9779/1999. Administrative and judicial proceedings are pending judgment.  In 2011, the former shareholders of the entity from which the federal government has demanded payment agreed to assume the liability in connection with this claim and we do not expect to have any further liability with respect to this claim.

Allowance for doubtful accounts.  The tax authorities have requested payment of certain amounts relating to CSLL and IRPJ levied on amounts for doubtful accounts that were allegedly improperly deducted due to non-compliance with tax criteria in effect in 1995.  In 2011, the former shareholders of the entity from which the tax authorities have demanded payment agreed to assume the liability in connection with this claim and we do not expect to have any further liability with respect to this claim.

Social Security Contribution – Profit Sharing Payments (Participação nos Lucros e Resultados or “PLR”).  We are involved in administrative and judicial proceedings arising from infraction notices with respect to the collection of social security contributions on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with law. We have appealed against these charges, since we consider the tax treatment to be appropriate based on applicable law and the nature of the payments. As of December 31, 2011 amounts related to these proceedings totaled approximately R$273 million.

IRPJ and CSLL – Capital Gain.  The Brazilian Federal Revenue Service issued a tax assessment against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging  income tax and social contribution related to the 2005 tax year. The Brazilian Federal Revenue Services claims that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34% tax rate instead of 15%. The assessment was appealed at the administrative level based on our understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. The administrative process is set for trial. Banco Santander is responsible for any adverse outcome in this process as a former controller of Santander Insurance. As of December 31, 2011 the amount related to this proceeding is approximately R$212 million.

Labor Litigation

Similar to many other Brazilian banks, we are defending lawsuits brought by labor unions or individual employees seeking, in general, compensation for overtime work, lost wages and other labor rights, including lawsuits relating to retiree complaints about pension benefits.  We believe we have either paid or adequately provisioned for all such potential liabilities.  In addition, we are defendants in labor lawsuits filed by third-party employees that rendered or render services to us through service providers.  Brazilian courts understand that if a third-party service provider fails to pay its employee, the employee has the right to demand payment directly from the company to which it rendered its services.  As of December 31, 2011, our probable loss risk labor-related litigation amounted to R$3.3 billion, which it have been provisioned and our possible loss risk labor-related litigation amounted to R$1.3 billion.

Civil Litigation

We are a party to civil lawsuits claiming damages and other civil remedies.  These disputes normally fall within one of the following categories typical for Brazilian banks: (1) actions requesting the review of contractual terms and conditions or seeking monetary adjustments, including the alleged effects of implementation of various economic government plans; (2) actions arising from loan agreements; (3) execution actions; and (4) actions seeking damages.  As of December 31, 2011, our probable loss risk civil litigation liabilities were R$1.5 billion, which it have been provisioned and our possible loss risk civil litigation liabilities were R$0.3 billion.  For civil lawsuits considered to be common and similar in nature, the provisions are recorded based on statistical average previous payments, and on the legal counsel’s evaluation of success.  Provisions for other lawsuits are determined individually on a case-by-case basis.

Other Litigation

In addition to the matters described above, we are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters.  In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be.  We believe that we have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believe that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on our business, financial condition, or results of operations.  However, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us; as a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

Contingent liabilities classified as possible risk of loss refer to judicial and administrative proceedings involving other matters assessed by legal counsels as possible losses, which were not accounted for.  The main lawsuits include:

Addition to the Price on the Purchase of Shares of Banespa – We are party to administrative and judicial proceedings with the National Treasury with respect to an adjustment to the purchase price at the time we acquired Banespa.  Pursuant to the purchase and sale agreement for Banespa, we would have been required to pay an amount in addition to the agreed purchase price if we were released from the obligation to pay a certain tax contingency for which Banespa was liable at the time of acquisition.  In 2002, this tax contingency was paid at a discount due to a tax law in effect at the time.  As a result, the National Treasury claimed it was due the additional amount initially negotiated in the purchase and sale agreement for Banespa.  We were subject to an unfavorable ruling at the lower court, but on April 23, 2008, the First Region Federal Court accepted the Bank’s argument on appeal and declared that the Bank would not be required to make this additional payment. As of the date of this annual report, we are awaiting the decision on the appeal by the National Treasury. As of December 31, 2011 the amount related to this proceeding is approximately R$422 million.

Semiannual Bonus or Profit Sharing.  We are party to a labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing, to retired employees from the former Banespa, that had been hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and judgments were entered against us by the Superior Labor Court.  We have filed an appeal, which has been admitted to the Supreme Court. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

In addition to the above-mentioned proceedings, in December 2008, the Federal Revenue Service issued an infraction notice against us in the total amount of R$3.9 billion with respect to IRPJ and CSLL related to 2002 to 2004, for which we believe the risk of loss to Santander Brasil to be remote. The tax authorities assert that Santander Brasil did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. On October 21, 2011 a public hearing was held at the CARF and a unanimous decision was handed down to cancel the tax assessments corresponding to those tax years. This resolution can be appealed by the Brazilian tax administration.  In June 2010, the Federal Revenue Service issued other infraction notices in the total amount of R$1,420 million, based on the same concepts as the previous notice, with respect to IRPJ and CSSL related to 2005 to 2007. The administrative proceedings are pending judgment. In accordance with the advice of our external legal counsel, we find that the Federal Revenue Service’s position is incorrect, that the grounds to contest those claims are well founded, and that the risk of loss is remote. Accordingly, we have not recorded any provisions for this matter since this issue should not have an impact on our consolidated financial statements.

Cayman Islands Branch

We have a branch in the Cayman Islands with its own staff and representative officers.  Banco Santander S.A. – Cayman Islands branch is licensed under The Banks and Trust Companies Law (2009 Revision) as a Category “B” Bank and it is duly registered as a Foreign Company with the Registrar of Companies in Grand Cayman, Cayman Islands.  The branch, therefore, is duly authorized to carry on banking business in the Cayman Islands.  The branch was authorized by the local authorities to act as its own registered office and it is located at the Waterfront Centre Building, 28, North Church Street – 2nd floor, Grand Cayman, Cayman Islands, P.O. Box 10444 - KYI-1004, Phone: 1-345-769-4401 and Fax: 1-345-769-4601.

Our Cayman Islands branch is currently engaged in the business of sourcing funds in the international banking and capital markets to provide credit lines for us, which are then extended to our customers for working capital and trade-related financings.  It also takes deposits in foreign currency from corporate and individual clients and extends credit to Brazilian and non-Brazilian clients, mainly to support trade transactions with Brazil.  The results of the operations of the Cayman Islands branch are consolidated in our consolidated financial statements.

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

Our by-laws provide that an amount equal to at least 25% of our adjusted net income, after deducting allocations to the legal and contingency reserves, should be available for distribution as dividend or interest attributable to shareholders’ equity in any given year.  This amount represents the mandatory dividend.  Our calculation of net income and allocations to reserves for any year, as well as the amount available for distribution, are determined on the basis of our consolidated financial statements prepared in accordance with Brazilian GAAP.  Our net income calculated in accordance with Brazilian GAAP may differ from the net income calculated in accordance with IFRS, principally as a result of the amortization of the goodwill derived from the acquisition of Banco Real in 2008.  See note 45 to our consolidated financial statements.

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

Any holder of record of shares at the time a dividend is declared is entitled to receive dividends.  Under Brazilian corporate law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders’ resolution establishes another payment date, which, in any event, must occur prior to the end of the fiscal year in which such dividend was declared.  Based on Brazilian corporate law, unclaimed dividends do not bear interest, are not monetarily adjusted and may revert to us three years after dividends were declared.  In this regard, on April 26, 2011 our shareholders approved in an extraordinary shareholders meeting the amendment of the term of payment of dividends and interest attributable to shareholders’ equity related specifically for the year of 2011, to not more than 180 days counted from its declaration by our board of directors and in any circumstances within the year of 2011.

Our board of directors may declare interim dividends or interest attributable to shareholders’ equity based on income verified in semi-annual consolidated financial statements.  The board of directors may also declare dividends based on consolidated financial statements prepared for shorter periods, provided that the total dividends paid in each six-month period do not exceed the capital reserves amount required by Brazilian corporate law.  The board of directors may also pay interim dividends or interest attributable to shareholders’ equity out of retained earnings or income reserves recorded in the last annual or semi-annual balance sheet.  Any payment of interim dividends or interest on shareholders’ equity may be set off against the amount of mandatory dividends relating to the net income earned in the year in which the interim dividends were paid.

Shareholders not residents of Brazil must register their equity investment with the Brazilian Central Bank to have the dividends, sales proceeds or other amounts with respect to their shares remitted outside Brazil.  The depositary is the registered owner of the units underlying the ADSs on the records of the registrar.  Such units are held in Brazil by us, acting as the custodian and agent for the depositary for our units.  We are also acting as the registrar of such units.  The depositary registers the units underlying the ADSs with the Brazilian Central Bank and, therefore, is able to receive dividends, sales proceeds or other amounts with respect to the registered units and have them remitted outside Brazil.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs.  In the event that the custodian is unable to convert immediately the

Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciation of the Brazilian currency.  Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, are not subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates.  See “Item 10.  Additional Information—E. Taxation—Brazilian Tax Considerations”.

Holders of ADSs have the benefit of the electronic registration obtained from the Brazilian Central Bank, which permits the depositary and the custodian to convert dividends and other distributions or sales proceeds with respect to the units represented by ADSs into foreign currency and remit the proceeds outside Brazil.  In the event the holder exchanges the ADSs for units, the holder will be entitled to sell the units in Brazil and continue to rely on the depositary’s electronic registration for five business days after the exchange.  Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds, dividends or other distributions with respect to the units, the holder must obtain a new electronic registration as a direct investment in its own name or qualify under the foreign investment in portfolio regulations that will also be reflected in a specific electronic registration.  Each of such registrations will permit the conversion and remittance of sales proceeds, dividends or other distributions with respect to the units through the commercial rate exchange market.

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

For accounting purposes, although the interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity in the same way as the dividend.  Any payment of interest with respect of the common shares is subject to income tax at the rate of 15%, with the rate increasing to 25% for individuals or entities residing in a tax haven (that is, a country where there is no income tax or where income tax is below 20% or where local legislation imposes restrictions on disclosure regarding the shareholder composition or investment ownership).  If these payments are recorded at their net value, as part of any mandatory dividend, we will pay the tax on behalf of our shareholders upon the payment of interest.  If we pay interest attributable to shareholders’ equity in any year, and the payment is not recorded as part of the mandatory distribution, the payment of the income tax will be the responsibility of our shareholders.

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

History of Payment of Dividends and Interest Attributable to Shareholders’ Equity

In 2011, we declared dividends and interest on shareholders’ equity of R$3,175 million, R$2,000 million of which was paid on August 28, 2011 and R$1,175 million of which was paid on February 28, 2012.

The table below shows the amounts paid to our shareholders in the periods indicated.

	Year ended December 31,
	2011	2010	2009	2008	2007
	(in millions of R$)
Dividends	1,625	1,780	750	973	1,737
Interest attributable to shareholders’ equity.	1,550	1,760	825	480	528
Total	3,175	3,540	1,575	1,453	2,265
Dividends and interest on capital per 1,000 shares (reais)
Common shares	7.61	7.84	3.77	4.26	16.30
Preferred shares	8.37	8.63	4.15	4.69	17.93

B.    Significant Changes

No significant changes with respect to our consolidated financial statements have occurred since December 31, 2011.  For important events that have occurred since December 31, 2011, see “Item 4.  Information on the Company—A. History and Development of the Company—Important Events”.

ITEM 9.  THE OFFER AND LISTING

A.    Offering and Listing Details

Market Price and Volume Information

On September 18, 2009, our board of directors approved the implementation of the global public offering (the “Global Offering”), which included the issue of 525,000,000 units (each representing one of 55 common shares and 50 preferred shares), all registered, without par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of (i) units in Brazil on the over-the-counter market, in accordance with CVM Instruction 400/2003, and (ii) units abroad, including in the form of ADRs representing ADSs registered with the SEC under the Securities Act.

On October 6, 2009, the Global Offering shares were priced at R$23.50 per unit and U.S.$13.40 per ADS.  The units are traded on the BM&FBOVESPA and the NYSE since October 7, 2009.

For further details on the Global Offering see note 27 to our audited consolidated financial statements.

The following table shows our outstanding publicly traded ordinary shares and preferred shares:

Free Float	BM&FBOVESPA	NYSE
Ordinary shares	15,651,827,552	22,086,682,695
Preferred shares	15,733,592,770	20,078,802,450
Total	31,385,420,322	42,165,485,145

Units, Common and Preferred Shares traded on BM&FBOVESPA

The table below sets forth the high, low and last daily sales prices in reais for our shares on the BM&FBOVESPA for the periods indicated.

Reais per share–SANB3 (Common Shares)
	High	Low	Last
2007 Annual	n.a.	n.a.	n.a.
2008 Annual	n.a.	n.a.	n.a.
2009 Annual	0.25	0.11	0.24
2010 Annual	0.30	0.17	0.28
1st Quarter	0.24	0.18	0.21
2nd Quarter	0.21	0.18	0.21
3rd Quarter	0.25	0.17	0.25
4th Quarter	0.30	0.22	0.28
2011 Annual	0.25	0.12	0.16
1st Quarter	0.25	0.17	0.20
2nd Quarter	0.21	0.16	0.17
3rd Quarter	0.18	0.12	0.13
4th Quarter	0.16	0.12	0.16
LAST 6 MONTHS	0.19	0.12	0.16
October 2011	0.15	0.12	0.14
November 2011	0.15	0.12	0.13
December 2011	0.16	0.13	0.16
January 2012	0.17	0.14	0.15
February 2012	0.18	0.15	0.17
March 2012 (through March 28)	0.19	0.16	0.16

Reais per share–SANB4 (Preferred Shares)
	High	Low	Last
2007 Annual	n.a.	n.a.	n.a.
2008 Annual	n.a.	n.a.	n.a.
2009 Annual	0.26	0.12	0.22
2010 Annual	0.22	0.16	0.21
1st Quarter	0.22	0.18	0.20
2nd Quarter	0.20	0.16	0.19
3rd Quarter	0.21	0.16	0.20
4th Quarter	0.21	0.18	0.21
2011 Annual	0.19	0.12	0.14
1st Quarter	0.19	0.16	0.18
2nd Quarter	0.19	0.16	0.18
3rd Quarter	0.18	0.12	0.14
4th Quarter	0.16	0.12	0.14
LAST 6 MONTHS	0.18	0.12	0.16
October 2011	0.16	0.12	0.14
November 2011	0.15	0.12	0.13
December 2011	0.15	0.12	0.14

Reais per share–SANB4 (Preferred Shares)
	High	Low	Last
January 2012	0.16	0.13	0.16
February 2012	0.18	0.15	0.18
March 2012 (through March 28)	0.18	0.16	0.16

	BMF&BOVESPA Units – SANB11
	High	Low	Last
	R$ per share
2007 Annual	n.a.	n.a.	n.a.
2008 Annual	n.a.	n.a.	n.a.
2009 Annual	n.a.	n.a.	n.a.
2010 Annual	26.05	17.93	24.85
1st Quarter	24.05	21.08	21.97
2nd Quarter	22.25	18.31	20.49
3rd Quarter	23.61	17.93	23.08
4th Quarter	26.05	22.88	24.85
2011 Annual	22.95	12.51	14.96
1st Quarter	22.95	18.05	19.80
2nd Quarter	20.34	16.90	18.30
3rd Quarter	18.32	12.95	13.72
4th Quarter	16.15	12.51	14.96
LAST 6 MONTHS	19.31	12.51	17.29
October 2011	16.15	12.72	16.00
November 2011	15.40	12.51	15.21
December 2011	15.51	14.10	15.36
January 2012	17.05	14.96	16.82
February 2012	18.74	16.11	18.61
March 2012 (through March 28)	19.31	17.23	17.29

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

	NYSE ADS - BSBR
	High	Low	Last
	U.S.$ per share
2007 Annual	n.a.	n.a.	n.a.
2008 Annual	n.a.	n.a.	n.a.
2009 Annual	14.28	12.59	13.05
2010 Annual	15.66	9.82	13.60
1st Quarter	12.67	11.55	12.43
2nd Quarter	12.82	9.82	10.33
3rd Quarter	13.78	10.00	13.77
4th Quarter	15.66	12.72	13.60

	NYSE ADS - BSBR
	High	Low	Last
	U.S.$ per share
2011 Annual	13.98	6.73	8.14
1st Quarter	13.98	10.86	12.26
2nd Quarter	12.60	10.54	11.71
3rd Quarter	11.85	7.23	7.32
4th Quarter	9.59	6.73	8.14
LAST 6 MONTHS	11.30	6.73	9.43
October 2011	9.59	7.07	9.10
November 2011	8.93	6.73	7.72
December 2011	8.46	7.47	8.14
January 2012	9.74	8.05	9.12
February 2012	10.93	9.24	10.85
March 2012 (through March 28)	11.30	9.31	9.43

B.    Plan of Distribution

Not applicable.

C.    Markets

Trading on the BM&FBOVESPA

In 2000, Bolsa de Valores de São Paulo was reorganized through the execution of a memorandum of understanding by the Brazilian stock exchanges and assumed all equity securities traded in Brazil.  In 2007, Bolsa de Valores de São Paulo was subject to a corporate reorganization, by which, among other things, the quotas issued by it were transferred to BOVESPA Holding S.A. and Bolsa de Valores de São Paulo S.A. – BVSP.  The operations of BOVESPA Holding S.A. and Bolsa de Mercadorias e Futuros – BM&F S.A. were subsequently integrated, resulting in the creation of BM&FBOVESPA.  In late 2008, Bolsa de Valores de São Paulo – BVSP and Companhia Brasileira de Liquidação e Custódia were merged into BM&FBOVESPA, which currently concentrates all trading activities of shares and commodities in Brazil, including settlement, clearing and depositary services.

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

When investors trade shares on the BM&FBOVESPA, the trade is settled in three business days after the trade date, without adjustments to the purchase price.  The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date.  Delivery of and payment for shares are made through the facilities of an independent clearing house, the BM&FBOVESPA, which handles the multilateral settlement of both financial obligations and transactions involving securities.  According to the regulations of the BM&FBOVESPA, financial settlement is carried out through the system of transfer of funds of the Brazilian Central Bank and the transactions involving the sale and purchase of shares are settled through the BM&FBOVESPA custody system.  All deliveries against final payment are irrevocable.

Regulation of Brazilian Securities Markets

The Brazilian securities market is regulated by the CVM, as provided for by Law 6,385 of December 7, 1976 or the “Brazilian Securities Exchange Law” and Brazilian corporate law.  The Brazilian Central Bank and the CVM are responsible for granting licenses to brokerage firms to govern their incorporation and operation.  The Brazilian Central Bank regulates foreign investment and exchange transactions, pursuant to the guidelines set forth by the CMN, as provided for by the Brazilian Securities Exchange Law and Law No. 4,595 of December 31, 1964.  These laws and regulations provide for, among other things, disclosure requirements, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges.

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

Investment in Our Units by Non-Residents of Brazil

Investors residing outside Brazil are authorized to purchase equity instruments, including our units, or foreign portfolio investments on the BM&FBOVESPA, provided that they comply with the registration requirements set forth in Resolution No. 2,689 of the CMN (or CMN Resolution No. 2,689), and CVM Instruction No. 325.

With certain limited exceptions, CMN Resolution No. 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial capital market involving a security traded on a Brazilian stock, future or organized over-the-counter market.  Investments and remittances outside Brazil of gains, dividends, profits or other payments under our units are made through the foreign exchange market.

In order to become a CMN Resolution No. 2,689 investor, an investor residing outside Brazil must:

•	appoint a representative in Brazil with powers to take actions relating to the investment;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Brazilian Central Bank and CVM; and

•	through its representative, register itself as a foreign investor with the CVM and the investment with the Brazilian Central Bank.

Securities and other financial assets held by foreign investors pursuant to CMN Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM.  In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.

Foreign direct investors under Law No. 4,131/62 may sell their shares in both private and open market transactions, but these investors are currently subject to less favorable tax treatment on gains.

A foreign direct investor under Law No. 4,131/62 must:

•	register as a foreign direct investor with the Brazilian Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian corporate law.

Resolution No. 1,927 of the CMN, which restated and amended Annex V to Resolution No. 1,289 of the CMN, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.  We filed an application to have the ADSs approved under CMN Resolution No. 1,927 by the Brazilian Central Bank and the CVM, and we received final approval on October 1, 2009.

If a holder of ADSs decides to exchange ADSs for the underlying units, the holder will be entitled to (1) sell the units on the BM&FBOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our units, (2) convert its investment into a foreign portfolio investment under CMN Resolution No. 2,689/00 or (3) convert its investment into a foreign direct investment under Law No. 4,131/62.  See “Item 10.  Additional Information—E. Taxation—Brazilian Tax Considerations” for a description of the tax consequences to an investor residing outside Brazil of investing in our units in Brazil.

If a holder of ADSs wishes to convert its investment into either a foreign portfolio investment under CMN Resolution No. 2,689/00 or a foreign direct investment under Law No. 4,131/62, it should begin the process of obtaining his own foreign investor registration with the Brazilian Central Bank or with the CVM, as the case may be, in advance of exchanging the ADSs for common shares.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under CMN Resolution No. 2,689/00.  If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law 4,131/62, the conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction.  This may also involve the need to change the units into shares.

If a foreign direct investor under Law No. 4,131/62 wishes to deposit its units into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes.  The conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction.  This may also involve the need to change the units into shares.

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

B.    Memorandum and Articles of Association

The following is a summary of certain significant provisions of our by-laws, the Brazilian corporate law and the rules and regulations of the CVM and the listing rules of the BM&FBOVESPA’s Level 2 segment that pertain to our capital, management, periodical and occasional disclosures, as well as other corporate issues applicable to us.  This description does not purport to be complete and is qualified by reference to our by-laws, the Brazilian corporate law, the rules and regulations of the CVM and the Listing Rules of the BM&FBOVESPA.  In Brazil, by-laws (Estatuto Social) are the principal governing document of a corporation (sociedade por ações).  See “Item 6.  Directors, Senior Management and Employees—A. Management” and “Item 4.  Information on the Company—B. Business Overview—Regulatory Overview”.

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

Issued Share Capital

As of the date of this annual report, our capital stock is R$62,828,201,614.21, fully paid-in and divided into 399,044,116,905 shares, all nominative, in book-entry form and without par value, consisting of 212,841,731,754 common shares and 186,202,385,151 preferred shares.  Under our by-laws, we may increase our capital stock up to our authorized limit, irrespective of any amendments to our by-laws, upon a resolution of our board of directors, and through the issue of up to 500 billion new shares, provided that the total number of preferred shares cannot exceed 50.0% of the total number of our outstanding shares.  Our capital stock is recorded in the financial statements in the amount of R$62,634,585, net of IPO expenses incurred in 2009 in the amount of R$193,916 as required by IFRS, Any capital increase in excess of this limit requires approval by our shareholders.  Pursuant to the rules of the Level 2 segment of BM&FBOVESPA, we may not issue certificates, and in accordance with Law No. 4,595, we may not issue debentures.  Within the limit of our authorized capital and according to the plan approved by the shareholders’ meeting, we may grant stock options to our officers, employees and individuals who render services to us or to our controlled companies, with the exclusion of the preemptive right of our shareholders at the time of the grant or exercise of the stock options.  See “Item 6.  Directors, Senior Management and Employees—B. Compensation—Compensation Plan Overview.”

Treasury Stock

As of March 23, 2012, we had 499,053,500 common shares and 453,685,000 preferred shares in treasury.

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

(1)
during the periods between the date in which such persons become aware of material information that could affect the value of our securities until the date that such information is disclosed to the public; during the period between the decision taken by the competent corporate body to increase the corporate capital, issue securities, distribute dividends, pay dividends, carry out share splits or reverse splits and the publication of the respective public notices or announcements made to the market;

(2)	when there is an intention to carry out a merger, total or partial spin-off, transformation or corporate restructuring;

(3)
during the 30-days elapsed from the date we release the half-yearly and yearly balance sheets until the date that we publish our consolidated financial statements and the release of our quarterly financial information, or  “ITR”; and

(4)
during the time elapsed from the date we decide to increase our capital, to float new securities, to allot dividends, to grant bonuses, to split or group shares until we publish the respective public notices or announcements thereabout.

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

•
the approval of contracts which would have been subject to approval in general shareholders’ meeting entered into by and between us and our controlling shareholder, directly or indirectly, and contracts of other companies in which our controlling shareholder may hold an interest, whenever, pursuant to a statutory or bylaw provision, action is required to be taken on such contracts at a shareholders’ meeting;

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

For additional details on our dividend policy see “Item 8.  Financial Information—A. Consolidated Statements and Other Financial Information—Payment of Dividends and Interest Attributable to Shareholders’ Equity”.  For further information on Insolvency Proceedings see “Item 4.  Information On the Company—B. Business Overview—Regulatory Overview—Brazilian Payment and Settlement System—Insolvency Laws Concerning Financial Institutions”.

Shareholders’ General Meetings

At shareholders’ meetings regularly called and convened, our shareholders are generally empowered to take any action relating to our corporate objective and to adopt such resolutions as they may deem necessary.  Shareholders at the annual general shareholders’ meeting have the exclusive power to (1) approve our annual consolidated financial statements, (2) determine the allocation of our net income and the payment of dividends with respect to the year ended immediately prior to the shareholders’ meeting, and (3) determine the aggregate compensation of the members of the board of directors, our officers and the fiscal council, if installed.  The election of our directors typically takes place at the annual shareholders’ meeting, although Brazilian corporate law provides that they may also be elected at a special shareholders’ meeting.  According to Level 2 Regulation, we must elect independent directors in proportion of at least 20% of the total number of our board of directors.  Members of our fiscal council, if the necessary number of shareholders requires its establishment, may be elected at any shareholders’ meeting.

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

Notice of our Shareholders’ General Meetings

Brazilian corporate law requires that all shareholders’ meetings be called by means of at least three publications in the official newspaper of the State of São Paulo (the Diário Oficial do Estado do São Paulo), and in another widely circulated newspaper in São Paulo, where the BM&FBOVESPA is located.  Our notices are currently published in the Diário Oficial do Estado do São Paulo, the official newspaper of the state of São Paulo, as well as in the newspaper Valor Econômico.  The first notice must be published no later than 15 days before the date of the meeting, and the second, no later than eight days before the date of the meeting.  However, in certain circumstances, at the request of any shareholder and after hearing us, the CVM may require the shareholders’ meeting to be postponed to be held within 30 days of the first notice.  In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of the special shareholders’ meeting so that the requesting shareholder may become familiar with and analyze the proposals to be voted upon at the meeting.  Such notice must expressly contain the agenda for the meeting (being forbidden the use of the term “general matters”).  The proper support documents shall be made available to the public through CVM website until publication of the first notice.

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

Who May Call our Shareholders’ General Meetings

According to the Brazilian corporate law, our board of directors may call a shareholders’ general meeting.Shareholders’ general meetings may also be called by:

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

Purchases of Our Own Shares by Us

Our by-laws entitle our board of directors to approve the acquisition of our own shares.  The decision to acquire our shares and maintain the acquired shares in treasury or to cancel them may not, among other things: (1) result in the reduction of our share capital; (2) require the use of resources greater than our retained earnings or reserves recorded in our most recent consolidated financial statements, except the legal reserve (as defined in the applicable regulation); (3) create, directly or indirectly, any artificial demand, supply or share price condition, or use any unfair practice, as a result of any action or omission; (4) be used for the acquisition of unpaid stock or shares held by our controlling shareholders; or (5) be conducted during the course of a public offering to purchase our shares.  We may not keep in treasury more than 10% of our outstanding shares, excluding the shares held by our controlling shareholders, but including the shares held by subsidiaries.

On August 24, 2011, our board of directors approved the buyback program for our units, to cover the acquisition of up to 57,006,302 units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares or ADRs by us or by our agency in Cayman which, on July 31, 2011, corresponded to approximately 1.5% of our outstanding shares.  The term of the program expires on August 24, 2012.

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

•
during the 15-day period before the disclosure of our quarterly report, or “ITR” and annual consolidated financial statements, the “Formulário de Referência” and Consolidated Financial Statements (Demonstrações Financeiras Padronizadas–DFP); and

•
with respect to our directors and executive officers, in the event of acquisition or sale of our shares by us or the acquisition or sale of our shares by any of our controlled or affiliated companies or any other company under our common control.

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

Disclosure Requirements

As a publicly held company, we are subject to the reporting requirements established by Brazilian corporate law and the CVM.  Furthermore, once we are listed on the Level 2 segment of the BM&FBOVESPA, we are also subject to the disclosure requirements set forth in the Level 2 segment of the BM&FBOVESPA regulation.

Periodical and Occasional Publication of Information

Pursuant to the Brazilian securities regulation and CVM Instruction 358, we must provide certain information to the CVM and the BM&FBOVESPA on a periodic basis, including annual information, quarterly information and the quarterly management reports and reports of independent auditors.  Brazilian securities regulations also require public companies to file with the CVM all shareholders’ agreements and notices and minutes of the shareholders’ meetings.  Pursuant to CVM Ruling No. 480, of December 7, 2009 effective as of January 1, 2010, we must also file and constantly update a reference form (“Reference Form”) with the CVM (and available to the market), containing complete information with respect to us (similar to this annual report).  The Reference Form has to be updated on an annual basis and delivered up to 5 months after the date on which the corporate year is closed, and whenever certain data contained therein is altered, within 7 business days as from the fact that originated the change.

In addition to the disclosure requirements imposed by Brazilian corporate law and the CVM, we must also observe the following disclosure models:

•
we must, no later than four months after the end of each fiscal year, pursuant to CVM  Instruction No. 457/07, as amended to CVM Instruction 485/10, release financial statements or consolidated financial statements in accordance with International Financing Report Accounting Standards, or IFRS, which must be disclosed in their entirety together with (a) the management report, (b) an explanatory note stating that the consolidated financial statements are in accordance with IFRS and Brazilian GAAP, and (c) the independent auditors’ report; and

•
after the disclosure of information as established above, by no later than 15 days following the term established by Brazilian law for disclosure of our quarterly information, we must: (1) disclose our full quarterly information translated into the English language, or (2) disclose our financial statements or consolidated financial statements in accordance with IFRS, accompanied by the independent auditors’ review report.

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

•
we must send to the BM&FBOVESPA and disclose information regarding every agreement entered into between us and our controlled and associated companies, our controlling shareholders, directors and officers, and subsidiaries and affiliates of our controlling shareholder and directors and officers, as well as other companies in the same group as those persons or entities, in one instrument or successive documents that have the same or different purposes, which amounts to, or is greater than, R$200 thousand or 1.0% of our net equity, whichever is greater, for any one-year period.

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

Transactions carried out on the BM&FBOVESPA are settled in three business days after the trade date.  The delivery of and payment for shares are made through the facilities of an independent clearing house of the BM&FBOVESPA, handling the multilateral settlement of both financial obligations and transactions involving securities.  According to the Regulations of the BM&FBOVESPA, financial settlement is carried out through the System of Transfer of Funds of the Brazilian Central Bank and the transactions involving the sale and purchase of shares are settled through the BM&FBOVESPA custody system.  All deliveries against final payment are irrevocable.

Arbitration

According to our by-laws, we, our shareholders, our directors and officers, and the members of our fiscal council commit to submit to arbitration any and all disputes or controversies which may arise amongst ourselves relating to, or originating from, the application, validity, effectiveness, interpretation, violations and effects of violations of the provisions of Brazilian corporate law, our by-laws, the rules and regulations of the CMN, the Brazilian Central Bank and the CVM, as well as other rules and regulations applicable to the Brazilian capital markets in addition to the listing regulations of the Level 2 segment of the BM&FBOVESPA, our listing agreement for adhesion to the Level 2 segment of the BM&FBOVESPA, and those of the Arbitration Regulation of the Market Arbitration Chamber.

C.    Material Contracts

For the two years immediately preceding the publication of this annual report, we were not a party to any material contract outside the ordinary course of business.

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

Foreign capital must be registered with the Brazilian Central Bank through the Electronic Registration System—Foreign Direct Investment (the Registro Declaratório Eletrônico—Investimento Externo Direto) within 30 days of the flow of funds into Brazil in accordance with Law No. 4,131.  The registration of foreign capital is required for the remittance of profits abroad, the repatriation of capital and the registration of reinvestments.  Investments will always be registered in the foreign currency in which they are actually made, or in Brazilian currency, if the funds are derived from a non-resident account properly kept in Brazil.

On December 28, 2006, Law No. 11,371 amended Law No. 4,131, established that the foreign capital invested in Brazilian companies not yet duly registered with the Brazilian Central Bank within such 30 day period and not subject to other types of registration must be registered therewith.  For the purposes of such registration the amount of foreign capital in reais to be registered must be evidenced in the accounting records of the relevant Brazilian company.  Foreign capital invested and not already registered must be registered prior to the last business day of the subsequent calendar year during which the company becomes obligated to register the capital.

Other than such registration, foreign investment is not subject to government approvals or authorizations, and there are no requirements regarding minimum investment or local participation in capital (except in very limited cases such as in financial institutions, insurance companies and other entities subject to specific regulations).

Foreign participation, however, is limited (that is, subject to approvals) or forbidden in several sectors.  A Presidential Decree enacted in November 1997 allows up to 100% foreign participation in our capital stock.

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

With certain limited exceptions, CMN Resolution No. 2,689 investors are permitted to carry out any type of transaction in the Brazilian capital markets involving a security traded on a stock, future or organized over-the-counter market, but may not transfer the ownership of investments made under CMN Resolution No. 2,689 to other non-Brazilian holders through private transactions.  Investments and remittances outside Brazil of gains, dividends, profits or other payments under Santander Brasil’s preferred shares are made through the commercial rate exchange market.

In order to become a CMN Resolution No. 2,689 investor, an investor residing outside Brazil must:

•
appoint at least one representative in Brazil that will be responsible for complying with registration and reporting requirements and reporting procedures with the Brazilian Central Bank and the CVM.  If the representative is an individual or a non-financial company, the investor must also appoint an institution duly authorized by the Brazilian Central Bank that will be jointly and severally liable for the representative’s obligations;

•	complete the appropriate foreign investor registration form;

•	register as a foreign investor with the CVM;

•	register the foreign investment with the Brazilian Central Bank;

•	appoint a tax representative in Brazil; and

•	obtain a taxpayer identification number from the Brazilian federal tax authorities.

E.    Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the ownership and disposition of units or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership or disposition of units or ADSs.  The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

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

The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our units or ADSs.  Holders of units or ADSs and prospective purchasers thereof should consult their tax advisers with respect to the tax consequences of owning and disposing of our units or ADSs in light of their particular investment circumstances.

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

Interest Attributable to Shareholders’ Equity

Law No. 9,249, dated December 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on net equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits; subject to the limits described below.  These distributions may be paid in cash.  For tax purposes, this interest is limited to the daily pro rata variation of the Long Term Interest Rate (Taxa de Juros de Longo Prazo–TJLP), as determined by the Brazilian Central Bank from time to time, and the amount of this deductible expense may not exceed the greater of:

•
50.0% of the net income (after the deduction of social contribution on net profit but before taking into account allowances for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; and

•	50.0% of our accumulated profits.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% for individuals or entities residing in a “Tax Haven” (that is, a country where there is no income tax or where income tax is below 20% or where local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership).  These payments may be included, at their net value, as part of any mandatory dividend , as discussed above under “—Dividend Policy”.  To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.  If we pay interest attributable to shareholders’ equity in any year, and the payment is not recorded as part of the mandatory distribution, no additional amounts would be required to be paid by the Company.

Distributions of interest on shareholders’ equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, if  the investment is registered with the Brazilian Central Bank.

Additionally, Law No. 11,727 created the concept of a privileged tax regime.  Pursuant to Law No. 11,727, a jurisdiction will be considered a privileged tax regime if it (i) does not tax income, or taxes income at a maximum rate lower than 20%; (ii) grants tax advantages to non-resident entities or individuals (a) without the need to carry out a substantial economic activity in the country or a said territory or (b) conditioned upon the non-exercise of a substantial economic activity in the country or a said territory; (iii) does not tax or taxes proceeds generated abroad at a maximum rate lower than 20% or (iv) restricts the disclosure of information regarding assets and ownership rights or restricts disclosure about economic transactions.  Although the interpretation of the current Brazilian tax legislation could lead to the conclusion that the above mentioned concept of “privileged tax regime” should apply only for the purposes of Brazilian transfer pricing and thin capitalization rules, it is unclear whether such concept would also apply to investments carried out in the Brazilian financial and capital markets for purposes of this law.

There is no judicial guidance as to the application of Law No. 11,727 of June 24, 2008 and, accordingly, the Bank is unable to predict whether the Brazilian Internal Revenue Service or the Brazilian courts may decide that the “privileged tax regime” concept shall apply to Non-Resident Holders carrying out investments in the Brazilian financial and capital markets.  However, in the event that the “privileged tax regime” concept is interpreted to be applicable to transactions carried out in the Brazilian financial and capital markets, this tax law would result in the imposition of the same withholding tax described above with respect to distributions to Tax Haven residents.

Capital Gains

According to Law 10,833/03, the gains recognized on a disposition of assets located in Brazil, such as our units, by a Non-Resident Holder, could be subject to withholding tax in Brazil.  This rule is applicable regardless of whether the disposition occurs in Brazil or abroad and regardless of whether the disposition is made to an individual or entity resident or domiciled in Brazil.

As a general rule, capital gains realized as a result of a disposition of units are the positive difference between the amount realized on the disposition of the units and the acquisition cost of such units.

Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Brazilian Central Bank and how the disposition is carried out, as described below.

Capital gains realized by a Non-Resident Holder on a disposition of units sold on the Brazilian stock exchange, commodities or futures exchange (or a similar exchange):

•
are subject to the withholding of income tax at a zero percent rate, when realized by a Non-Resident Holder that (1) has registered its investment in Brazil before the Brazilian Central Bank under the rules of the Brazilian Monetary Counsel (“Registered Holder”) and (2) is not a Tax Haven resident; and

•
are subject to income tax at a rate of 15% with respect to gains realized by a Non-Resident Holder that is not a Registered Holder or by a Tax Haven resident that is a Registered Holder.  In this case, withholding income tax of 0.005% will be applied by the intermediary institution (that is, a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against the 15% income tax due on the capital gain, which will be collected by the Non-Resident Holder’s tax representative in Brazil.

Any other gains realized on the disposition of units that is not carried out on such an exchange:

•	are subject to income tax at a rate of 15% when realized by any Non-Resident Holder that is not a Tax Haven resident, regardless of whether such person is a Registered Holder; and

•	are subject to income tax at a rate of 25% when realized by a Tax Haven resident, regardless of whether such person is a Registered Holder.

If the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market, the withholding tax will be applied at the rate of 15% or 25% (if earned by a Tax Haven resident), and shall be collected by the purchaser of the units.  Any exercise of preemptive rights relating to units or ADSs will not be subject to Brazilian withholding income tax.  Gains realized by a Non-Resident Holder on the disposition of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposition of units or ADSs.

In the case of a redemption of securities or a capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the securities redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian exchange described above and is therefore subject to withholding tax at the rate of 15%, or 25%, as the case may be.

There can be no assurance that the current favorable tax treatment of Registered Holders will continue in the future.

Sale of ADSs

Pursuant to Section 26 of Law No. 10,833, the sale of property located in Brazil by a Non-Resident Holder, whether to a Brazilian resident or to another Non-Resident Holder, is subject to Brazilian income tax.  Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian income tax.  Insofar as the regulatory norm referred to in Section 26 is recent and generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such discussion.

Gains on the exchange of ADSs for units

Non-Resident Holders may exchange ADSs for the underlying units, sell the units on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange or sale (in reliance on the depositary’s electronic registration).  We understand that this transaction will not be subject to income tax in Brazil.

Upon receipt of the underlying units in exchange for ADSs, Non-Resident Holders may also elect to register with the Brazilian Central Bank the U.S. dollar value of such units as a foreign portfolio investment under CMN Resolution No. 2689/00, which will entitle them to the tax treatment applicable to Registered Holders described above.

Alternatively, the Non-Resident Holder is also entitled to register with the Brazilian Central Bank the U.S. dollar value of such units as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a Registered Holder.

Gains on the exchange of units for ADSs

The deposit of units in exchange for the ADSs by a Non-Resident Holder may be subject to Brazilian income tax on capital gains if the acquisition cost of the units is lower than the market price for such unit.

The difference between the acquisition cost, as the case may be, and the average price of the units, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15%, or 25% for Tax Haven residents.  If a Non-Resident Holder that is a foreign direct investor under Law No. 4,131/62 wishes to deposit its units into the ADR program in exchange for ADSs, such Non-Resident Holder will be required to present to the custodian evidence, if applicable, of payment of the income tax assessed on capital gains at the rate of 15% or, in the case of a Tax Haven resident, 25%.

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

(ii)     investment in variable income securities negotiated on a stock exchange, commodities and futures, acquisition of shares in public offers or subscription of shares, as long as they belong to companies that  are allowed to deal in the stock exchange: zero;

(iii)    application on investment funds in participations (FIP), investment funds in emergent companies (FIEE) and investment funds in shares from these funds (FIC-FIP and FIC-FIEE): zero;

(iv)   operations of cancellation of depositary receipts for shares acquisition: zero;

(v)    return on investments in the Brazilian capital and financial markets: zero;

(vi)   distribution of interest on capital and dividends: zero;

(vii)  investment in Brazilian Depositary Receipts: zero.

Under the provisions of the Law, the Brazilian government may increase any of these rates at any time, up to 25.0%.  However, any increase in rates may only apply to future transactions.

There is a 0% IOF tax on foreign exchange transactions for inflows that are designated to investments in debentures regulated by Law No. 12,431/2011, specifically infrastructure debentures, and all the conditions of Law No. 12,431/2011 should apply.

Tax on Transactions Involving Bonds and Securities and Derivatives

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, known as “IOF/Bonds Tax”.

Currently, the IOF tax on fixed income bonds has a daily rate of 1% on income generated by the bond, on the redemption amount, the amount on assignment or renegotiation, in each case limited to 30 days.

The rate of IOF/Bonds Tax applicable to transactions of variable income securities, including those traded in stock, commodities or futures markets that involve shares, or units comprised of shares, is reduced to zero.

The conversion of shares into ADRs or units into ADSs was not taxable before November 17, 2009.  Following the enactment of Decree No. 7,011 of November 18, 2009, these transactions are subject to the IOF/Bonds Tax at the rate of 1.5% on the transaction value (obtained by multiplying the number of shares/units converted by its closing price at the day before the conversion, or, in the case no negotiation was made on that day, by the last closing price available).

The IOF Derivatives was established by the Decree no. 7,563 of September 16, 2011, and has a rate of 1% on the notional value of the adjusted purchase sale or maturity of financial derivative contract in the country that individually result in an increased foreign exchange exposure on a short position.  However, as from the issuance of the Decree 7,699/12, this tax has been reduced to zero for (i) derivative contracts to hedge risks inherent to the price fluctuation of foreign exchange resulting from export contracts signed by an individual or legal entity resident or domiciled in the country; and (ii) other transactions with financial derivative contracts not expressly mentioned by the tax law.

Other Brazilian Taxes

The inheritance and gift tax (ITCMD) is applicable to the transfer of any goods or rights by gift or bequest.  The transfer or disposition of shares, or units comprised of shares, that are abroad to individuals that are domiciled in Brazil is subject to taxation.  If the shares are in Brazil and are transferred to a non-resident, the ITCMD will apply if the donor domiciled in Brazil and the donee is domiciled abroad.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of ADSs or units, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities.  This summary applies only to U.S. Holders (as defined below) that hold ADSs or units as capital assets for U.S. federal income tax purposes and does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or units as part of a hedge, “straddle,” conversion transaction or integrated transaction;

•	holders whose “functional currency” is not the U.S. dollar;

•	holders liable for the alternative minimum tax;

•	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	holders that own or are deemed to own ten percent or more of our voting shares; and

•	persons holding ADSs or units in connection with a trade or business conducted outside the United States.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (a practice called “pre-release”) or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of American depositary shares.  These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by these parties or intermediaries.

Taxation of Distributions

Distributions paid on our units or ADSs (including distributions to shareholders that are treated as interest on net equity for Brazilian tax purposes and amounts withheld in respect of Brazilian tax), other than certain pro rata distributions of our common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  These dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the depositary’s) receipt of the dividend, and will not be eligible for the “dividends received deduction” generally allowed to corporations receiving dividends from domestic corporations under the Code.  The amount of the distribution will equal the U.S. dollar value of the reais received, calculated by reference to the exchange rate in effect on the date that distribution is received (which, for U.S. Holders of ADSs, will be the date on which the distribution is received by the depositary), whether or not the depositary or U.S. Holder in fact converts any reais received into U.S. dollars at that time.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.  Any gains or losses resulting from the conversion of reais into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will generally be U.S.-source.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid with respect to our ADSs to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 will be taxable at favorable rates, up to a maximum of 15%.  Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates in their particular circumstances.

Sale or Other Disposition of ADSs or Units

Subject to the discussion of the passive foreign investment company rules below, gain or loss realized by a U.S. Holder on the sale or exchange of ADSs or units will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the ADSs or units and the amount realized on the disposition, in each case as determined in U.S. dollars.  Such gain or loss will be long-term capital gain or loss to the extent that the U.S. Holder’s holding period with respect to the ADSs or units exceeds one year.  Gain or loss, if any, will generally be U.S.-source for foreign tax credit purposes.  The deductibility of capital losses is subject to limitations.  Long-term capital gain of a non-corporate U.S. Holder is generally taxed at a preferential rate.  If a Brazilian tax is withheld on the sale or other disposition of ADSs or units, a U.S. Holder’s amount realized will include the gross amount of proceeds of the sale or disposition before the deduction of the Brazilian tax.  See “—Brazilian Tax Considerations” for a description of when a disposition may be subject to taxation by Brazil.

Foreign Tax Credits

Subject to certain generally applicable limitations, which may vary depending upon a U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S.

Holder will be entitled to a credit against its U.S. federal income tax liability for Brazilian income taxes withheld from dividends on ADSs or units.  A U.S. Holder will be entitled to use these foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income.  This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income.  Because a U.S. Holder’s gains from the sale or exchange of ADSs or units will generally be treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of the foreign taxes imposed on any such gains. U.S. Holders should consult their tax advisers as to whether these Brazilian taxes may be creditable against the U.S. Holder’s U.S. federal income tax liability on foreign-source income from other sources.  Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Brazilian income taxes in computing taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury Regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, we believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended December 31, 2011.  However, because the proposed Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year.  The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

If we were a PFIC for any taxable year during which a U.S. Holder held our ADSs or units, any gain recognized by a U.S. Holder on a sale or other disposition of ADSs or units would be allocated ratably over the U.S. Holder’s holding period for the ADSs or units.  The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to all other taxable years would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each of those taxable years.  Further, the portion of any distribution in respect of ADSs or units that is in excess of 125% of the average of the annual distributions on ADSs or units received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above.  Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or units.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are a PFIC in any taxable year, a U.S. Holder may be required to file a report with the Internal Revenue Service (the “IRS”) containing such information as the Treasury Department may require.

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

Certain U.S. Holders who are individuals may be required to report information relating to securities of a non-U.S. person, generally on IRS Form 8938, subject to certain exceptions (including an exception for securities held in custodial accounts maintained by a U.S. financial institution).  U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this requirement on their tax reporting obligations.

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

We also file consolidated financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20159-900, Brazil.  The CVM maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the CVM.  The address of that website is www.cvm.gov.br.  We also file consolidated financial statements and other periodic information with BM&FBOVESPA.  The address of the BM&FBOVESPA website is www.bovespa.com.br.

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

Credit Risk

Our credit risk management process is designed to follow the standards of the Santander Group while taking into account our product offerings and the specific regulatory requirements of our operations in Brazil.  Our credit approval processes, particularly approval of new loans and risk monitoring, is structured in accordance with our customer and product classification.  Our credit approval processes are structured primarily around our retail lending and wholesale lending activities.  For additional details on our credit risk management policies with respect to specific categories of loans by type of customer see “Item 4.  Information on the Company—B. Business Overview—Selected Statistical Information—Loan Portfolio—Types of Loans”.

Retail Lending

In our retail banking, credit requests by individuals are analyzed by a credit approval system applying various types of processes depending on the credit history of the customer and the type of credit requested.  For standard credit requests in amounts less than R$2.000.000, approval is generally made at our branches are based on an automatic, standardized process.  When the customer’s request is submitted for credit approval, we collect relevant credit information for the customer, including the individual’s profession, level of income, internal and external financial restrictions, credit history, current indebtedness, and relationship with us.  Based on this data and the type of credit requested, our credit rating system automatically assigns a credit rating based on a scoring model and our risk management policies.  We use our scoring models in two different phases, an “initial” phase and an “ongoing” phase.  A pure credit scoring model is applied in the initial phase when the customer starts the relationship with us.  A behavioral scoring model is used when the customer has already had a relationship with us for the time period established by our risk management policies.  This policy allows us to evaluate our existing customers with a more complete analysis than if we applied a pure scoring model for all customers.

For financing products  offered to SMEs, the credit risk approval process can be based on an automated scoring system, based on credit policies, and or be manually individually analyzed and approved, based on the creditworthiness of the customer, in accordance with the respective credit risk approval authority levels as described in the table below.  This preliminary analysis also generates a credit rating based on our internal models.  Additional information, such as the characteristics of the financing product being offered, including related terms and conditions and collateral granted in connection therewith, is also taken into account as part of the approval process.

Pre-approved limits are granted lines of credit for a particular individual or a SME based on the creditworthiness and size as determined according to our scoring criteria.  Credit approval by our branches is allowed by authorized personnel according to established parameters.  Credit limits are managed based on the performance of the client taking into account its risk profile.

Credit authorizations are established through policies that define the rules and responsibilities of the members of each committee.  We have established procedures and authorized certain organizational bodies to approve credit requests in amounts greater than those delegated to individual branches (both for individuals and SMEs).  Such approvals are made following application of the relevant scoring model and individualized analysis by the relevant authorized body.  The following table presents the individuals or bodies authorized to make extensions of credit to retail borrowers for the amounts specified:
Authorization Required	Amount
Branch(1)	Up to R$2 million
Business Committees(2)	Up to R$2 million
Network Committees(3)	Up to R$4 million
Decision centers(4)	Up to R$8 million
Retail Risk Committee(5)	Up to R$15 million
Superior Risk Committee for Retail(6)	Up to R$60 million
Superior Risk Committee(7)	Up to U.S.$70 million
Brazil Executive Risk Committee(8)	Up to €100 million

(1)	For individuals, the maximum value is R$2.0 million for mortgages; for other credit lines, the maximum is R$110 thousand. For SMEs the maximum value is R$600 thousand.

(2)	Members of Business Committees include a credit risk consultant.

(3)	Members of Network Committees include a credit risk consultant.

(4)	Members of the Decision Centers of Risk includes Superintendents and other representatives of the Risk area.

(5)	Members of the Retail Risk Committee include a Retail Risk Superintendent and other representatives of the Risk area.

(6)	Members of the Superior Risk Committee for Retail include the Retail Risk Director.

(7)	Members of the Superior Risk Committee include the Director of Wholesale, Retail Risk Director, Director of Market Risk, Director of Billing and representatives from each Risk department.

(8)
Realized jointly with the Corporate Risk Committee, with members from Brazil and Spain, among them: Risk General Director/Madrid, Risk Executive Vice President/Brazil, Market Risk Director/Brazil, Risk Officers of Wholesale, Retail, Recovery and Solvency.

Wholesale Lending

For lending to our wholesale banking customers, the approval process is determined for each customer class and product separately.  Credit requests by our Global Banking & Markets customers, a group of approximately 600 entities, are approved by the Superior Risk Committee or by the Brazil Executive Risk Committee.  Credit requests by our corporate customers/Corporate Segment (corporations with annual revenues in excess of R$80 million) must be approved by credit committees presented in the following table for the amounts indicated.
Authorization Required	Amount Corporate Customers (GB&M)	Amount Corporate Customers
Regional approval committee	N.A.	Up to R$6 million
Regional Wholesale Risk Committee	N.A.	Up to R$15 million
Territorial Risk Committee	N.A.	Up to R$40 million
Wholesale Risk Committee	N.A.	Up to R$60 million
Superior Risk Committee(1)	Up to U.S.$40 million	Up from U.S.$70 million
Brazil Executive Risk Committee (2)	Up to €100 million	Up to €100 million

(1)	Members of the Superior Risk Committee include, among others, Officers of Wholesale, Retail, Market Risk, Recovery and representatives from the Risk departments.

(2)
Realized jointly with the Corporate Risk Committee, with members from Brazil and Spain, among them: Risk General Director/Madrid, Risk Executive Vice President/Brazil, Market Risk Director/Brazil, Risk Officers of Wholesale, Retail, Recovery and Solvency.

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

Credit Lines to wholesale banking customers and its credit quality are reviewed on an annual basis.  There is a monitoring procedure and any specific concern in regard of the credit quality of a specific customer, a system of customer monitoring known as FEVE (Firms for Special Vigilance) is used, with possible actions to be taken under the following categories: “monitor”, “reduce exposure”, “seek collateral” or “cancel”.  In these situations, client will be reviewed on a quarterly or a semi-annual basis.

Credit Classifications

We are required to classify our credit transactions, in accordance with criteria set forth in 2000 by the Brazilian Central Bank, as either AA, A, B, C, D, E, F, G or H.  Each of these categories corresponds to a number of days a transaction is past due and one of our own internal risk rating categories, which have been approved by the Brazilian Central Bank.  We classify all transactions with individuals based solely on the number of days past due.

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

Our rating and risk management systems are reviewed by both the Brazilian Central Bank and the Santander Group’s internal auditors.  Our management has not had any disputes with the Brazilian Central Bank or the Santander Group regarding our risk management operations.

Credit Provisioning

The Brazilian Central Bank specifies a minimum provision for each credit transaction rating category, which is measured as a percentage of the total amount of credit operations, as set forth in the table below.
Brazilian Central Bank Classification (Risk level)	Minimum Provision in %	Days Past Due Classification (days past due)
AA	—	None
A	0.5	<15
B	1.0	15-30
C	3.0	30-60
D	10.0	60-90
E	30.0	90-120
F	50.0	120-150
G	70.0	150-180
H	100.0	180-210

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

Asset and Liability Management Committee

Our asset and liability management strategy is defined by the Asset and Liability Management Committee, or “ALCO”, which operates under the strict guidelines and procedures established by the Santander Group.  Members of the ALCO include our Chief Executive Officer, Chief Financial Officer, Treasurer, Executive Vice President of Risk Management, Senior Vice President of wholesale banking operations, Senior Vice President of Retail Banking, the head of ALM and Chief Economist, among others.  The ALCO establishes our funding strategy, structural balance sheet interest rate position and capital management.  It uses several risk metrics to monitor the impact of market conditions, including market value and interest rate margin sensitivities.  Other ALCO activities include the establishment of transfer pricing policies, management of risk-weighted assets and economic capital exposure, management of local regulatory capital and decision making on capital instrument issuances, each of which is in line with the Santander Group’s guidelines and limits.

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

•
Define the range of products and underlying assets within each unit of treasury can operate, taking into consideration our risk modeling and valuation systems and our liquidity tools.  This will help to constrain all market risk within the business management and defined risk strategy.

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

Non-trading Activities

Interest rate risk.  We analyze the sensitivity of net interest margin and market value of equity to changes in interest rates.  This sensitivity arises from gaps in maturity dates and interest rates in the different asset and liability accounts.  Certain re-pricing hypotheses are used for products without explicit contractual maturities based on the economic environment (financial and commercial).

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

All on- and off-balance sheet items must be broken down by their flows and analyzed in terms of re-pricing and maturity.  In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates are made of their duration and sensitivity.

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

Using analysis of historical scenarios and simulations of impacts on bank liquidity we define action plans and contingencies to establish roles and responsibilities and levels to trigger the contingency plan.  Each unit should prepare its contingency plan and submit it for Santander Spain semi-annually.  The document can be updated more or less frequently depending on the market liquidity conditions.

Quantitative Analysis

Trading Activity

Quantitative analysis of daily VaR in 2011.  Our risk performance with regard to trading activity in financial markets during 2011, measured by daily VaR, is shown in the following graph.

* Date format used is day/month/year

VaR during 2011 fluctuated in a range between R$10 million and R$45 million.  The VaR variance shown in the chart above was mainly due to changes of positions taken by trading book during 2011.

As observed in the histogram below, the VaR maintained a range between R$15 million and R$30 million on 74% of days in 2011.

Histogram of Risk – VaR (in millions of R$)

Risk by factor.  The minimum, maximum, average and year-end 2011 risk values in VaR terms were as follows:

	Minimum	Average	Maximum	Last
	(in Million of R$)
Total Trading
Total VaR	9.63	21.74	45.29	19.52
Diversification Effect	(1.88)	(11.73)	(36.72)	(5.67)
IR VaR	9.07	19.94	41.31	18.72
Equity VaR	1.46	5.71	14.19	4.80
FX VaR	0.98	7.82	26.52	1.68

The average VaR for 2011 was R$21.7  million which was close to the value of 2010, and, considering the fact that the 2008 crisis data moved out from the VaR historical series in 2011, the year of 2011 itself presented  significant volatility.

The average risk of the three main risk factors, interest rates, equity price and exchange rates, were R$19.9 million, R$5.7 million and R$7.8 million, respectively, with a negative average diversification effect of R$11.7 million.  The chart below shows the evolution of the risk groups VaR interest rates (IR), VaR exchange rates (FX) and VaR equity prices.

* Date format used is day/month/year

Risk Statistics in 2011

Risk management of structured derivatives.  Our structured derivatives activity (OTC) is mainly focused on structuring investment and hedging products for customers.  These transactions include options on FX equities, currencies, fixed-income instruments and mostly market making books.

Scenario analysis.  Different stress test scenarios were analyzed during 2011.  A scenario of correlation break, generated results that are presented below.

Worst Case Scenario

The table below shows, on December 30, 2011, the maximum daily losses for each risk factor (fixed-income, equities and currencies), in a scenario which uses historical volatilities and  simulates variations of the risk factors of +/-3 and +/-6 standard deviations on a daily basis.  From this group of scenarios, we generate a table of stress test results, which identifies the largest loss per risk factor.  The sum of the largest losses of each risk factor is the result of the Worst Case Scenario, which considers the break of correlation between risk factors.

Worst Case Stress Test

	Fixed Income	Equities	Exchange Rate	Total
	(in millions of R$)
Total trading	(18.5)	(6.0)	(7.6)	(32.1)

The stress test shows that the economic loss suffered by the group in the marked-to-market result would be, if this scenario materialized in the market, R$32.1 million.

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

Quantitative Analysis of Interest Rate Risk in 2011

Convertible Currencies

At the end of 2011, the sensitivity of net interest margin at one year, to a parallel rise of 100 basis points in the local yield curve was R$263 million.

In addition, at the end of 2011, the sensitivity of net worth to parallel rises of 100 basis points in the yield curves was R$1,492 million in the local currency yield curve.

Structural Gap

The following table shows the managerial gaps between the re-pricing dates of our assets and liabilities in December 30, 2011.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Structural Gap	(in millions of R$)
Money Market	161,496	66,851	8,484	7,813	11,616	25,182	15,985	18,076	7,491
Loans	173,890	37,776	21,976	26,507	29,071	47,057	7,035	4,332	137
Permanent	28,208	–	–	–	–	–	–	–	28,208
Other	104,007	39,015	–	–	–	–	–	–	64,992
Total Assets	467,602	143,642	30,460	34,320	40,687	72,239	23,020	22,408	100,828
Money Market	(162,619)	(125,071)	(1,390)	(536)	(2,137)	(14,381)	(7,474)	(11,630)	–
Deposits	(120,571)	(69,866)	(1,140)	(417)	(46,344)	(1,362)	(730)	(350)	(362)
Equity and Other	(184,412)	(40,457)	(4,557)	(4,417)	(3,537)	(204)	(8)	–	(131,232)
Total Liabilities	(467,602)	(235,393)	(7,087)	(5,370)	(52,018)	(15,948)	(8,212)	(11,981)	(131,594)
Balance Gap	–	(91,751)	23,373	28,949	(11,331)	56,291	14,808	10,427	(30,766)
Off Balance Gap	–	17,270	(14,950)	(2,710)	(925)	3,761	(3,106)	660	–
Total Structural Gap	–	(74,482)	8,423	26,240	(12,256)	60,052	11,702	11,087	(30,766)
Accumulated Gap	–	(74,482)	(66,059)	(39,819)	(52,075)	7,978	19,679	30,766	–

The interest rate risk of our balance sheet management portfolios, measured by the sensitivity of market value to a parallel movement of 100 basis points, increased R$299 million along 2011, obtaining the maximum level of R$1,596 million in November.  Increased sensitivity in 2011 was influenced primarily by the growth in the lending portfolio of R$18 billion, increasing MVE in the amount of R$194 million and the sale of Santander Seguros, increasing MVE in the amount of R$97 million).

The following chart shows our net interest margin, or “NIM”, and equity, or “MVE”, sensitivity during each month in 2011.

Interest Rate Risk Profile at December 30, 2011

The currency gap tables below show the managerial distribution of risk by maturity and currency in Brazil as of December 30, 2011 (in millions of R$).

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Gaps in local currency
Money Market	138,859	61,000	8,359	7,795	10,593	22,172	11,919	9,572	7,448
Loans	148,663	35,254	18,374	18,234	22,130	45,347	5,059	4,246	18
Permanent	28,051	–	–	–	–	–	–	–	28,051
Others	70,853	5,699	–	–	–	–	–	–	65,154
Total Assets	386,425	101,953	26,733	26,030	32,723	67,520	16,978	13,818	100,671
Money Market	(137,175)	(122,339)	(491)	(435)	(495)	(10,722)	21	(2,714)	–
Deposits	(117,060)	(67,286)	(312)	(354)	(46,325)	(1,362)	(708)	(350)	(362)
Equity and Other	(135,440)	(4,035)	–	(350)	–	–	–	–	(131,055)
Total Liabilities	(389,674)	(193,659)	(803)	(1,139)	(46,821)	(12,085)	(687)	(3,064)	(131,417)
Off-Balance Gap	16,588	6,078	708	(1,996)	(2,350)	4,270	(2,497)	(800)	13,174
Gap	13,339	(85,628)	26,638	22,895	(16,447)	59,705	13,794	9,954	(17,572)

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Gaps in foreign currency
Money Market	22,638	5,851	124	18	1,023	3,010	4,066	8,504	43
Loans	25,227	2,522	3,602	8,272	6,941	1,709	1,976	86	119
Permanent	158	–	–	–	–	–	–	–	158
Others	33,154	33,316	–	–	–	–	–	–	(152)
Total Assets	81,177	41,689	3,727	8,290	7,963	4,719	6,042	8,590	157
Money Market	(25,444)	(2,732)	(899)	(101)	(1,642)	(3,659)	(7,495)	(8,916)	–
Deposits	(3,512)	(2,580)	(828)	(63)	(19)	–	(22)	–	–
Equity and Other	(48,973)	(36,422)	(4,557)	(4,068)	(3,537)	(204)	(8)	–	(177)
Total Liabilities	(77,928)	(41,734)	(6,284)	(4,232)	(5,197)	(3,863)	(7,525)	(8,916)	(177)
Off-Balance Gap	(16,588)	11,191	(15,658)	(714)	1,425	(509)	(609)	1,460	(13,174)
Gap	(13,339)	11,146	(18,215)	3,344	4,192	347	(2,092)	1,133	(13,194)

Market Risk: VaR Consolidated Analysis

Our total daily VaR as of December 30, 2011 and December 31, 2010, broken down by trading and structural (non-trading) portfolios, is set forth below.  The VaR data for trading and non-trading portfolios of Santander Brasil were summed and does not reflect the diversification effect.

	At December 30,
	2011				2010
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading	9.63	21.74	45.29	19.52	20.60
Non-trading	251.8	303.12	362.70	251.8	351.86
Diversification effect	–	–	–	–	–
Total	261.43	324.86	407.99	271.32	372.46

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk were as set forth below.

Interest Rate Risk

	At December 30,
	2011				2010
	Low	Average	High	Period End	Period End
	(in millions of R$)
Interest rate risk
Trading	9.07	19.94	41.31	18.72	20.18
Non-trading	251.8	303.12	362.70	251.8	351.86
Diversification effect	–	–	–	–	–
Total	260.87	323.06	404.01	270.52	372.04

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Foreign Exchange Rate Risk

	At December 30,
	2011				2010
	Low	Average	High	Period End	Period End
	(in millions of R$)
Exchange rate risk
Trading	0.98	7.82	26.52	1.68	14.41
Non–trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	–	–	–	–	–
Total	0.98	7.82	26.52	1.68	14.41

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Equity Price Risk

	At December 30,
	2011				2010
	Low	Average	High	Period End	Period End
	(in millions of R$)
Equity price risk
Trading	1.46	5.71	14.19	4.80	3.80
Non-trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	1.46	5.71	14.19	4.80	3.80

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates by activity were as set forth below.

	At December 30,
	2011				2010
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading
Interest rate risk	9.07	19.94	41.31	18.72	20.18
Exchange rate risk	0.98	7.82	26.52	1.68	14.41
Equity	1.46	5.71	14.19	4.80	7.63
Total	9.63	21.74	45.29	19.52	20.60
Non-trading interest rate
Interest rate	251.80	303.12	362.7	251.8	351.86
Non-trading foreign exchange
Exchange rate	N.A.	N.A.	N.A.	N.A.	N.A.
Non-trading equity
Equity	N.A.	N.A.	N.A.	N.A.	N.A.
Total	261.43	324.86	407.99	271.32	372.46
Interest rate	260.87	323.06	404.01	270.52	372.04
Exchange rate	0.98	7.82	26.52	1.68	14.41
Equity	1.46	5.71	14.19	4.80	7.63

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Management of Operational Risks, Technological Risks and Business Continuity

The management and control model is not only a competitive driver but also a strategic factor for us.  The model is applicable to all employees in their daily activities.  In addition, it ensures alignment and compliance with corporate Santander Group guidelines, the New Basel Capital Accord – BIS II, CMN resolutions, local regulatory bodies and the provisions of the Sarbanes-Oxley Act.

Operational Risk Objectives

To accomplish our operational risk objectives, we have adopted the following organizational structure, which is part of our corporate governance framework:

•
Executive Operational Risks Committee —The Committee is an independent senior committee, with decision-making autonomy.  This committee is responsible for defining the strategies and guidelines throughout Santander Brasil for the management and control of operational, technological and business continuity risks;

•
Operational Risk Unit — The Operational Risk Unit is comprised of four departments:  Information Security, Special Occurrences (fraud investigation), Intelligence and Fraud Prevention and Operational and Technological Risks.  Responsibilities include a commitment to disseminate the culture, defining methodologies, standards, policies, tools, training and procedures applicable to and required for the effective and efficient management and control of the operational risk; and

•
Operational and Technological Risks Department — The Department is responsible for ensuring the soundness of operational and technological risk management practices throughout the organization in addition to guarantying business continuity management for contingencies.  The area assists managerial staff in meeting their strategic objectives, strengthening the decision-making process and optimizing execution of daily activities.  The Department contributes to preventing and reducing operational risk losses, and also provides the best practices for operational risk management as well as to be in compliance with regulatory requirements.

In 2011, we focused on technological stabilization to full integration with Banco Real.  These efforts have improved our internal control environment and have strengthened our operational risk culture.  In addition, one of our other primary areas of emphasis was external fraud mitigation and prevention.

Another important step among our operational risk objectives was to integrate business continuity management within our disaster recovery plan for scenarios of technological unavailability to strengthen our business areas’ ability to respond to technical disruptions as well as to minimize the impacts of any such disruptions to us and our stockholders.

Environmental and Social Risk

We have an environmental and social risk management system for analyzing clients in the Wholesale Banking segment.  Under this system, borrowers with credit limits and/or risk greater than R$1.0 million are screened for environmental and social concerns, such as contaminated land, deforestation, labor violations and other major environmental and social issues for which there are potential legal penalties.  In 2011, we screened approximately 1,100 corporate customers , including about 8 major new projects, for these types of risks.  A specialized team with backgrounds in biology, geology, health and safety engineering and chemistry monitors our customers’ environmental practices, and our financial analysts assess the damage that unfavorable environmental conditions may cause to our customers’ financial condition and collateral, among other effects.  Furthermore, Wholesale Banking segment clients, when starting their commercial relationship with the bank, are screened for environmental and social concerns by the new clients’ acceptance area.  Our monitoring activity focuses on preserving our capital and our reputation in the market.  We constantly train our credit and commercial areas about how apply environmental and social risk standards in credit approval process for companies.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt Securities

Not applicable.

B.    Warrants and Rights

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

For the year ended December 31, 2011, we received approximately U.S.$4.2 million as reimbursement from J.P. Morgan.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.    Defaults

No matters to report.

B.    Arrears and Delinquencies

No matters to report.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.  CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

As of December 31, 2011, under the supervision and with the participation of our management, including our chief executive officer, chief financial officer and chief accounting officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).  There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures.  Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

In addition to it and in accordance with the legal requirements (Resolutions 2,554/98 and 3,380/06), we produced and issued an internal report on March 30, 2012, according to the Brazilian Central Bank’s requirements regarding the effectiveness of the internal control environment.

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

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and officers; and

•	Provide reasonable assurance prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

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

Under the supervision and with the participation of our management, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011, based on the framework set forth by COSO.

Based on this assessment, management believes that, as of December 31, 2011, its internal control over financial reporting was effective based on those criteria.

The Registered Public Accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2011.  This report follows below.

C.    Audit Report of the Registered Public Accounting Firm

For the report of Deloitte Touche Tohmatsu Auditores Independentes, our Registered Public Accounting firm, dated March 30, 2012, on the effectiveness of our Internal Control over financial reporting as of December 31, 2011, see “Item 18.  Financial Statements”.

D.    Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.  Audit Committee Financial Expert

The audit committee is composed of a minimum of three members and a maximum of six members, who serve one-year terms that can be renewed in successive elections, up to a limit of five years.  The audit committee is currently composed of three independent members.  The audit committee reports to our board of directors.

The board of directors has determined that Sérgio Darcy da Silva Alves is an “Audit Committee Financial Expert” and meets the requirements set forth by the SEC and NYSE.  In addition, he is considered independent under applicable Brazilian law.

For more details about the audit committee see “Item 6.  Directors, Senior Management and Employees—C. Board Practices—Statutory Bodies”.

ITEM 16B.  Code of Ethics

The Code of Ethics (the “Code”) is applicable to all directors, officers and employees of the companies within Santander Brasil.  It defines the principles that must guide both the personal and professional behavior of employees.  They must know the Code and seek to broaden it, by championing and striving for its enforcement.  To that effect, each employee must attend the online training “Ética no Banco Santander” (Ethics in Banco Santander).  The employees’ behavior should be guided by ethical principles and rules of conduct consistent with the companies’ values.

The Code helps us to establish respectful and transparent relationships and aims for the accomplishment of Santander Brasil’s obligations with its customers, employees, shareholders, partners, regulators and society as a whole.  The Code should also be a reference for the compliance with legal duties and for the maintenance of commercial relationships founded on trust with partners and clients.

The full version of the Code is available in our website www.santander.com.br/ri.

ITEM 16C.  Principal Accountant Fees and Services

The balance of “Other general administrative expenses—Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I of the consolidated financial statements included elsewhere in this annual report) to their respective auditors, Deloitte Touche Tohmatsu, as follows:

	2011	2010
	(in millions of R$)
Audit of the annual financial statements of the companies audited by Deloitte (constant scope of consolidation)	8.83	9.05

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

In accordance with the rules of the Brazilian Central Bank, we constituted a body similar to the audit committee of the board of directors of an American company, which we refer to as our “audit committee”.

Our audit committee observes Brazilian legislation and performs all the functions of an audit committee under Rule 10A-3.  As provided in Brazilian law, our board of directors and the audit committee are distinct statutory entities.  Moreover, according to Brazilian law, the function of hiring independent auditors is a power reserved exclusively to the board of directors of the company.  Therefore, our board of directors acts as our audit committee  in the nomination of our independent auditors.  Celso Clemente Giacometti is the only member of the board of directors who is also a member of the audit committee.

Except in these respects, the audit committee of Santander Brasil is comparable to an audit committee of the board and performs the same functions of an American company.  Our audit committee is able to act independently in carrying out the responsibilities of an audit committee under the Sarbanes-Oxley Act, meets the exemption requirements of Rule 10A-3(c)(3) and therefore is in compliance with Rule 10A-3 of the Securities Exchange Act.

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our equity securities, including in the form of ADSs, by us or our affiliates in 2011.

Banco Madesant – Sociedade Unipessoal S.A.

2011	Total Number of Units Purchased	Average Price Paid per Unit in U.S.$	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	—	—	—	—
February 1 to February 28	2,000,501	11.8	—	—
March 1 to March 31	999,499	11.5	—	—
April 1 to April 30	1,000,000	11.5	—	—
May 1 to May 31	9,090,844	11.0	—	—
June 1 to June 30	1,190,000	10.6	—	—
July 1 to July 31	2,717,008	9.2	—	—
August 1 to August 31	14,278,096	8.8	—	—
September 1 to September 30	3,046,114	7.9	—	—
October 1 to October 31	—	—	—	—
November 1 to November 30	—	—	—	—
December 1 to December 31	—	—	—	—
Total	34,322,062	10.3	—	—

Banco Santander (Brasil) S.A. – Buyback Program UNITS

2011	Total Number of Units Purchased	Average Price Paid per Unit in U.S.$	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	—	—	—	—
February 1 to February 28	—	—	—	—
March 1 to March 31	—	—	—	—
April 1 to April 30	—	—	—	—
May 1 to May 31	—	—	—	—
June 1 to June 30	—	—	—	—
July 1 to July 31	—	—	—	—
August 1 to August 31	1,773,000	14.67	1,773,000	—
September 1 to September 30	2,927,600	14.98	2,927,600	—
October 1 to October 31	—	—	—	—
November 1 to November 30	324,600	14.84	324,600	—
December 1 to December 31	355,600	14.51	355,600	—
Total	5,380,800	—	5,380,800	49,892,602

ADRs

2011	Total Number of Units Purchased	Average Price Paid per Unit in U.S.$	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	—	—	—	—
February 1 to February 28	—	—	—	—
March 1 to March 31	—	—	—	—
April 1 to April 30	—	—	—	—
May 1 to May 31	—	—	—	—
June 1 to June 30	—	—	—	—
July 1 to July 31	—	—	—	—
August 1 to August 31	—	—	—	—
September 1 to September 30	1,732,900	10.21	1,732,900	—
October 1 to October 31	—	—	—	—
November 1 to November 30	—	—	—	—
December 1 to December 31	—	—	—	—
Total	1,732,900	—	—	49,892,602

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

The NYSE rules require that a majority of the board must consist of independent directors, although as a company the majority of whose voting shares are held by another group, we would not be required to comply with this rule.  Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company.  Under the listing standards of Level 2 of BM&FBOVESPA, our board of directors must have at least five members, at least 20% of which must be independent, as determined pursuant to Article 14 of our by-laws.  Also, Brazilian corporate law, the Brazilian Central Bank and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors.  While we believe that these rules provide adequate assurances that our directors are independent and meet the requisite qualification requirements under Brazilian law, we believe such rules would permit us to have directors that would not otherwise pass the test for director independence established by the NYSE.  Brazilian corporate law requires that our directors be elected by our shareholders at an annual shareholders’ meeting.  Currently, all of our directors are elected by our controlling shareholder.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present.  Brazilian corporate law does not have a similar provision.  According to Brazilian corporate law, up to one-third of the members of the board of directors can be elected from management.  Our president, Marcial Angel Portela Alvarez, is a member of our board of directors.  There is no requirement that our non-management directors meet regularly without management.  As a result, the non-management directors on our board do not typically meet in executive session.

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

CMN Resolution No. 3,921 from the Brazilian Central Bank requires us to have a compensation committee of at least three members.  We have created the Compensation and Appointment Committee, an advisory body whose function is to advise our board of directors on matters in connection with (i) election of members for our board of directors, audit committee, and executive office, (ii) the succession plan, (iii) fixed and variable remuneration policies and benefits and (iv) the long-term incentive plan.

The compensation and appointment committee shall be composed of at least three (3) and at most five (5) members, it being understood that at least one of the members may not be director of the Company and the others may or may not be members of the Board of Directors of the Company, and at least two members shall be independent pursuant to the provision under art. 14, Paragraph 3 of our by-laws.  The compensation of the appointment and remuneration committee’s members is established by our board of directors.  See “Item 6.  Directors, Senior Management and Employees—C. Board Practices.

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

CMN Resolution No. 3,198 requires us to have an audit committee of at least three independent members.  The audit committee is elected by the board of directors.  In April 2003, the SEC stated that the listing of securities of foreign private issuers will be exempt from the audit committee requirements if the issuer meets certain requirements.  Our audit committee, as established according to CMN Resolution No. 3,198, allows us to meet the requirements set forth by the SEC.

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.  Applicable Brazilian law does not have a similar requirement.  We adopted a Code of Ethics on February 27, 2009 which regulates the conduct of our managers, officers and directors in connection with the disclosure and control of financial and accounting information and their access to privileged and non-public information.  Our Code of Ethics complies with the requirements of the Sarbanes-Oxley Act and the NYSE rules.

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

Our internal audit department works independently to conduct methodologically structured examinations, analysis, surveys and fact finding to evaluate the integrity, adequacy, effectiveness, efficiency and economy of the information systems processes and internal controls related to our risk management.  The Internal Audit department reports continually to be audit committee.  In carrying out its duties, the Internal Audit department has access to all documents, records, systems, locations and professionals involved with the activities under review.

Website

Codes are available to the public on our website in Portuguese and English, which do not form part of this annual report, at www.santander.com.br under the heading “Investor Relations – Corporate Governance”.

ITEM 16H.  Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.  Financial Statements

We have responded to Item 18 in lieu of this item.

ITEM 18.  Financial Statements

Consolidated Financial Statements are filed as part of this annual report, see pages F-1 to F-94.

ITEM 19.  Exhibits

(a)      Index to Consolidated Financial Statements

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

4.1	Option Plan to Purchase Share deposit Certificate of Santander Brasil (Incorporated by reference to Attachment I to our Form 6-K/A filed with the SEC on January 6, 2010.)
8.1	List of Subsidiaries (Incorporated by reference as Appendix I of our Consolidated Financial Statements filed with this Form 20-F.)
11.1
English translation of the Code of Ethics of Santander Brasil, amended and restated on October 8, 2010.  (Incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F (file no. 001-34476) filed with the SEC on April 8, 2011.)

12.1	Section 302 Certification by the principal executive officer.
12.2	Section 302 Certification by the principal financial officer.
13.1	Section 906 Certification by the chief executive officer.
13.2	Section 906 Certification by the chief financial officer.
15.1	Consent of Deloitte Touche Tohmatsu Auditores Independentes.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER (Brasil) S.A.

By:	/s/ Marcial Angel Portela Alvarez
	Name:	Marcial Angel Portela Alvarez
	Title:	Chief Executive Officer

Date: March 30, 2012

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Santander (Brasil) S.A.
Sao Paulo - SP - Brazil

We have audited the accompanying consolidated balance sheets of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”) as of December 31, 2011, 2010 and 2009, and the related consolidated statements of income, recognized income and expense, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011, all expressed in Brazilian reais. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and subsidiaries at December 31, 2011, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in note 41.j) under the caption Statements of Value Added is presented for the purpose of additional analysis, whose presentation by publicly-held companies is required by Brazilian Corporate Law, and is not a required part of the basic financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. This supplementary information is the responsibility of the Bank's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.
Member of Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Bank’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and our report dated March 30, 2012 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

São Paulo, March 30, 2012

/s/ DELOITTE TOUCHE TOHMATSU	/s/ Gilberto Bizerra de Souza
DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

© 2012 Deloitte Touche Tohmatsu. All rights reserved.

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Santander (Brasil) S.A.
Sao Paulo - SP - Brazil

We have audited the internal control over financial reporting of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”) as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Banks’s internal control over financial reporting based on our audit.

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

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

Deloitte Touche Tohmatsu

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the consolidated financial statements as of and for the year ended December 31, 2011 of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”) and our report dated March 30, 2012 expressed an unqualified opinion on those consolidated financial statements.

/S/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
São Paulo, Brazil
March 30, 2012

© 2012 Deloitte Touche Tohmatsu. All rights reserved.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Thousands of Brazilian Reais - R$)

ASSETS	Note	2011	2010	2009

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK	4	65,938,003	56,800,151	27,269,012

FINANCIAL ASSETS HELD FOR TRADING		29,901,495	24,821,365	20,115,652
Loans and amounts due from credit institutions	5	-	47,662	67,170
Debt instruments	6	25,298,804	16,472,413	12,554,035
Equity instruments	7	448,209	3,283,931	2,544,441
Trading derivatives	8	4,154,482	5,017,359	4,950,006

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS		665,369	17,939,781	16,294,460
Loans and amounts due from credit institutions	5	60,813	292,034	1,907,265
Loans and advances to customers	9	-	-	389,113
Debt instruments	6	230,037	224,388	210,973
Equity instruments	7	374,519	17,423,359	13,787,109

AVAILABLE-FOR-SALE FINANCIAL ASSETS		44,608,201	47,206,019	46,406,120
Debt instruments	6	43,300,354	45,477,982	44,745,924
Equity instruments	7	1,307,847	1,728,037	1,660,196

LOANS AND RECEIVABLES		202,757,191	174,106,525	152,162,954
Loans and amounts due from credit institutions	5	19,628,861	22,658,520	24,228,143
Loans and advances to customers	9	183,066,268	151,366,561	127,934,811
Debt instruments	6	62,062	81,444	-

HEDGING DERIVATIVES	8	80,708	115,640	163,425

NON-CURRENT ASSETS HELD FOR SALE	10	132,388	66,821	171,464

INVESTMENTS IN ASSOCIATES	11	422,225	370,586	419,122

TANGIBLE ASSETS	12	5,008,306	4,518,109	3,701,769

INTANGIBLE ASSETS		31,435,080	31,962,619	31,617,939
Goodwill	13	27,217,565	28,312,236	28,312,236
Other intangible assets	14	4,217,515	3,650,383	3,305,703

TAX ASSETS		16,250,373	14,842,066	15,779,222
Current		2,077,224	1,217,186	2,162,063
Deferred	23	14,173,149	13,624,880	13,617,159

OTHER ASSETS	15	2,686,743	1,913,001	1,871,437

TOTAL ASSETS		399,886,082	374,662,683	315,972,576

* For a better disclosure, are being released compared the Balance Sheet of the last two years, even without any adjustments or retrospective restatement of previously disclosed information.

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Thousands of Brazilian Reais - R$)

LIABILITIES AND EQUITY	Note	2011	2010	2009

FINANCIAL LIABILITIES HELD FOR TRADING		5,047,288	4,784,653	4,434,734
Trading derivatives	8	4,709,660	4,755,314	4,401,709
Short positions	8	337,628	29,339	33,025

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		-	-	1,795
Deposits from credit institutions	16	-	-	1,795

FINANCIAL LIABILITIES AT AMORTISED COST		291,451,686	253,340,771	203,567,734
Deposits from Central Bank and deposits from credit institutions	16	51,527,021	42,391,572	21,195,959
Customer deposits	17	174,473,891	167,949,201	149,440,156
Marketable debt securities	18	38,590,423	20,086,645	11,439,010
Subordinated liabilities	19	10,908,344	9,695,105	11,304,445
Other financial liabilities	20	15,952,007	13,218,248	10,188,164

HEDGING DERIVATIVES	8	36,071	112	9,806

LIABILITIES FOR INSURANCE CONTRACTS	21	-	19,643,129	15,527,197

PROVISIONS		9,515,295	9,395,161	9,480,262
Provisions for pensions funds and similar obligations	22	1,246,040	1,190,108	1,096,799
Provisions for judicial and administrative proceedings, commitments and other provisions	22	8,269,255	8,205,053	8,383,463

TAX LIABILITIES		11,875,899	10,529,625	9,456,537
Current		8,127,795	6,249,466	5,588,680
Deferred	23	3,748,104	4,280,159	3,867,857

OTHER LIABILITIES	24	3,927,851	3,605,838	4,227,768

TOTAL LIABILITIES		321,854,090	301,299,289	246,705,833

SHAREHOLDERS' EQUITY	27	77,044,886	72,571,563	68,706,363
Share capital		62,634,585	62,634,585	62,612,455
Reserves		9,950,144	6,094,885	2,161,302
Treasury shares		(112,768)	-	-
Profit for the year attributable to the Parent		7,747,925	7,382,093	5,507,606
Less: dividends and remuneration		(3,175,000)	(3,540,000)	(1,575,000)

VALUATION ADJUSTMENTS	25	968,146	783,755	559,042
Available-for-sale financial assets		960,199	949,597	791,966
Cash flow hedges		7,947	(165,842)	(232,924)

NON-CONTROLLING INTERESTS	26	18,960	8,076	1,338

TOTAL EQUITY		78,031,992	73,363,394	69,266,743
TOTAL LIABILITIES AND EQUITY		399,886,082	374,662,683	315,972,576

* For a better disclosure, are being released compared the Balance Sheet of the last two years, even without any adjustments or retrospective restatement of previously disclosed information.

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Thousands of Brazilian Reais - R$, except for per share data)

	Note	2011	2010	2009

Interest and similar income	29	51,736,080	40,909,204	39,342,956
Interest expense and similar charges	30	(23,834,316)	(16,814,126)	(17,175,865)
NET INTEREST INCOME		27,901,764	24,095,078	22,167,091
Income from equity instruments	31	93,727	51,721	29,903
Income from companies accounted for by the equity method	11	54,216	43,942	295,414
Fee and commission income	32	8,769,170	7,833,293	7,148,164
Fee and commission expense	33	(1,429,672)	(997,785)	(910,402)
Gains (losses) on financial assets and liabilities (net)	34	(113,659)	1,458,150	2,716,323
Financial assets held for trading		(902,167)	1,159,058	2,032,272
Other financial instruments at fair value through profit or loss		57,039	(26,828)	(10,132)
Financial instruments not measured at fair value through profit or loss		705,279	254,162	755,916
Other		26,190	71,758	(61,733)
Exchange differences (net)	35	(121,364)	416,900	(51,191)
Other operating income (expense)	36	(379,418)	(347,999)	(115,624)
TOTAL INCOME		34,774,764	32,553,300	31,279,678
Administrative expenses		(12,372,632)	(11,230,602)	(10,947,217)
Personnel expenses	37	(6,643,731)	(5,926,176)	(5,510,972)
Other administrative expenses	38	(5,728,901)	(5,304,426)	(5,436,245)
Depreciation and amortization		(1,462,034)	(1,237,410)	(1,248,612)
Tangible assets	12	(570,132)	(487,626)	(447,138)
Intangible assets	14	(891,902)	(749,784)	(801,474)
Provisions (net)	22	(3,061,463)	(1,974,326)	(3,480,693)
Impairment losses on financial assets (net)		(9,381,549)	(8,233,810)	(9,966,404)
Loans and receivables	9	(9,381,549)	(8,232,912)	(9,982,881)
Other financial instruments not measured at fair value through profit or loss		-	(898)	16,477
Impairment losses on other assets (net)		(38,646)	(20,600)	(900,554)
Other intangible assets	14.b	(17,070)	(813)	(859,216)
Other assets		(21,576)	(19,787)	(41,338)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	39	5,320	(59,186)	3,369,301
Gains (losses) on non-current assets held for sale not classified as discontinued operations	40	446,776	199,137	31,630
OPERATING PROFIT BEFORE TAX		8,910,536	9,996,503	8,137,129
Income taxes	23	(1,154,683)	(2,613,929)	(2,629,165)
CONSOLIDATED PROFIT FOR THE YEAR		7,755,853	7,382,574	5,507,964
Profit attributable to the Parent		7,747,925	7,382,093	5,507,606
Profit attributable to non-controlling interests	26	7,928	481	358

EARNINGS PER SHARE (Reais)	27
Basic and Diluted earnings per 1,000 share (Reais - R$)
Common shares		18.55	17.67	15.32
Preferred shares		20.41	19.44	16.85
Profit attributable (Reais - R$)
Common shares		3,948,342	3,761,914	2,813,623
Preferred shares		3,799,583	3,620,179	2,693,983
Weighted average shares outstanding (in thousands) - basic and diluted
Common shares		212,841,732	212,841,732	183,650,861
Preferred shares		186,202,385	186,202,385	159,856,132

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Thousands of Brazilian Reais - R$)

	2011	2010	2009

CONSOLIDATED PROFIT FOR THE YEAR	7,755,853	7,382,574	5,507,964

OTHER RECOGNIZED INCOME AND EXPENSE	184,391	224,713	45,425
Available-for-sale financial assets	102,092	328,349	62,088
Valuation adjustments	807,371	582,511	818,004
Amounts transferred to income statement	(705,279)	(254,162)	(755,916)
Cash flow hedges	276,752	121,335	65,017
Valuation adjustments	15,149	121,335	65,017
Amounts transferred to income statement	261,603	-	-
Income taxes	(194,453)	(224,971)	(81,680)
TOTAL RECOGNIZED INCOME AND EXPENSE	7,940,244	7,607,287	5,553,389

Attributable to the Parent	7,932,316	7,606,806	5,553,031
Attributable to non-controlling interests	7,928	481	358
TOTAL	7,940,244	7,607,287	5,553,389

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Thousands of Brazilian Reais - R$)

		Equity Attributable to the Parent
				Shareholders' Equity
	Note	Share Capital	Reserves	Treasury Shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders' Equity	Valuation Adjustments	Total	Non-controlling Interests	Total Equity
Balances at December 31, 2008		47,152,201	1,240,031	-	2,378,395	(1,453,045)	49,317,582	513,617	49,831,199	5,279	49,836,478

Total recognized income and expense		-	-	-	5,507,606	-	5,507,606	45,425	5,553,031	358	5,553,389
Other changes in Equity
Appropriation of profit for the year		-	2,378,395	-	(2,378,395)	-	-	-	-	-	-
Dividends and interest on capital	27.b	-	(1,453,045)	-	-	(121,955)	(1,575,000)	-	(1,575,000)	-	(1,575,000)
Capital increase	27.a	15,460,254	-	-	-	-	15,460,254	-	15,460,254	(4,046)	15,456,208
Acquisition of own shares	27.e	-	-	(1,948)	-	-	(1,948)	-	(1,948)	-	(1,948)
Other		-	(4,079)	1,948	-	-	(2,131)	-	(2,131)	(253)	(2,384)
Balances at December 31, 2009		62,612,455	2,161,302	-	5,507,606	(1,575,000)	68,706,363	559,042	69,265,405	1,338	69,266,743

Total recognized income and expense		-	-	-	7,382,093	-	7,382,093	224,713	7,606,806	481	7,607,287
Other changes in Equity
Appropriation of profit for the year		-	5,507,606	-	(5,507,606)	-	-	-	-	-	-
Dividends and interest on capital	27.b	-	(1,575,000)	-	-	(1,965,000)	(3,540,000)	-	(3,540,000)	-	(3,540,000)
Capital increase	27.a	22,130	(22,130)	-	-	-	-	-	-	-	-
Equity-instruments-based payments	37.b	-	20,976	-	-	-	20,976	-	20,976	-	20,976
Other		-	2,131	-	-	-	2,131	-	2,131	6,257	8,388
Balances at December 31, 2010		62,634,585	6,094,885	-	7,382,093	(3,540,000)	72,571,563	783,755	73,355,318	8,076	73,363,394

Total recognized income and expense		-	-	-	7,747,925	-	7,747,925	184,391	7,932,316	7,928	7,940,244
Other changes in Equity
Appropriation of profit for the year		-	7,382,093	-	(7,382,093)	-	-	-	-	-	-
Dividends and interest on capital	27.b	-	(3,540,000)	-	-	365,000	(3,175,000)	-	(3,175,000)	-	(3,175,000)
Equity-instruments-based payments	37.b	-	13,153	-	-	-	13,153	-	13,153	-	13,153
Treasury shares	27.e	-	-	(112,768)	-	-	(112,768)	-	(112,768)	-	(112,768)
Results of treasury shares	27.e	-	13	-	-	-	13	-	13	-	13
Other		-	-	-	-	-	-	-	-	2,956	2,956
Balances at December 31, 2011		62,634,585	9,950,144	(112,768)	7,747,925	(3,175,000)	77,044,886	968,146	78,013,032	18,960	78,031,992

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Thousands of Brazilian Reais - R$)

	Note	2011	2010	2009
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the year		7,755,853	7,382,574	5,507,964
Adjustments to profit		11,915,926	11,415,282	10,885,192
Depreciation of tangible assets	12	570,132	487,626	447,138
Amortization of intangible assets	14.b	891,902	749,784	801,474
Impairment losses on other assets (net)		38,646	20,600	859,216
Provisions and Impairment losses on financial assets (net)		12,443,012	10,208,136	13,463,574
Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(452,096)	(139,951)	(3,369,301)
Share of results of entities accounted for using the equity method	11	(54,216)	(43,942)	(295,414)
Changes in deferred tax assets and liabilities		(1,534,607)	112,053	(1,021,495)
Others		13,153	20,976	-
Net (increase) decrease in operating assets		(57,373,896)	(74,520,336)	(11,978,247)
Cash and Bank with the brazilian central bank		(8,824,495)	(45,103,539)	(1,588,979)
Financial assets held for trading		(5,080,130)	(4,705,713)	2,129,972
Other financial assets at fair value through profit or loss		(4,277,011)	(1,645,321)	78,642
Available-for-sale financial assets		2,696,868	(471,550)	(13,703,838)
Loans and receivables		(39,864,486)	(24,059,733)	1,029,639
Other assets		(2,024,642)	1,465,520	76,317
Net increase (decrease) in operating liabilities		28,524,361	46,406,369	(14,648,437)
Financial liabilities held for trading		262,635	349,919	(6,776,832)
Other financial liabilities at fair value through profit or loss		-	(1,795)	(305,581)
Financial liabilities at amortized cost		24,290,139	46,469,159	(9,656,576)
Other liabilities		3,971,587	(410,914)	2,090,552
Payments of income tax		(1,932,317)	(1,043,419)	(1,973,257)
Total net cash flows from operating activities (1)		(11,110,073)	(10,359,530)	(12,206,785)

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments		(2,547,692)	(2,372,866)	(3,129,033)
Tangible assets	12	(1,074,509)	(1,319,869)	(1,815,803)
Intangible assets	14.b	(1,478,802)	(1,086,208)	(1,466,411)
Capital Increase in affiliates		(6,356)	-	-
Dividends and Interest on Capital Received	11-b	11,975	33,211	153,181
Divestments		2,758,295	38,757	5,862,334
Subsidiaries, jointly controlled entities and associates	3.a	2,741,102	-	4,436,325
Tangible assets		17,193	38,757	1,426,009
Non-current assets held for sale; net		-	-	-
Total net cash flows from investing activities (2)		210,603	(2,334,109)	2,733,301

3. CASH FLOWS FROM FINANCING ACTIVITIES
Capital increase	27	-	-	12,986,710
Acquisition of own shares	27	(112,755)	-	(1,948)
Issuance of subordinated liabilities	19	-	-	1,507,000
Issuance of other long-term financial liabilities	18	29,501,246	21,402,252	14,746,518
Dividends paid and interest on capital		(3,926,417)	(2,734,666)	(1,540,914)
Payments of subordinated liabilities	19	-	(2,534,750)	(159,905)
Payments of other long-term financial liabilities	18	(14,895,052)	(12,828,958)	(16,080,145)
Increase/Decrease in non-controlling interests	26	2,956	6,257	(4,299)
Total net cash flows from financing activities (3)		10,569,978	3,310,135	11,453,017
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1+2+3)		(329,492)	(9,383,504)	1,979,533
Cash and cash equivalents at beginning of year		9,346,899	18,730,403	16,750,870
Cash and cash equivalents at end of year		9,017,407	9,346,899	18,730,403

Cash and cash equivalents components
Cash	4	3,542,707	3,158,003	3,630,669
Loans and other	5.a	5,474,700	6,188,896	15,099,734
Total of cash and cash equivalents		9,017,407	9,346,899	18,730,403

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale		143,511	38,037	183,195
Shares issued in connection with acquisition of Santander Seguros S.A., Banco Comercial e de Investimento Sudameris S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.		-	-	2,471,413
Dividends and interest on capital declared but not paid		1,175,000	2,166,714	1,451,529
Supplemental information
Interest received		50,042,248	40,437,556	37,399,672
Interest paid		22,901,817	16,799,971	16,860,547

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

1. Introduction, basis of presentation of the consolidated financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain or Santander Group), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main offices at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as multiple bank and through its subsidiaries carries out its operations through three segments (note 42): (i) Commercial Bank, (ii) Global Wholesale Bank, which operate with commercial, exchange, investment, credit and financing, mortgage lending, leasing, credit cards and securities brokerage, and (iii) Asset Management, capitalization, asset management and insurance brokerage. Its operations are conducted as part of a set of institutions that operate on an integrated financial markets and capital.

The financial statements for the year ended on December 31, 2011 was approved by the Board of Directors at the meeting held on February 29, 2012.

b) Basis of presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

All accounting policies and measurement bases with a material effect on the consolidated financial statements were applied in their preparation. There were no changes in accounting policies and estimates during the year ended on December 31, 2011. The adoption of the new standards and interpretation of IFRS in 2011 did not have any impact to the comparability with the financial statements for the period ended on December 31, 2010 and 2009.

Adoption of new standards and interpretations

All standards and interpretations which came into force were adopted by the Bank in 2011. Following are the standards and interpretations applicable to the Bank:

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

• Amendments to IFRS 3 - (1) Measurement of non-controlling interests: Specifies that the option to measure non-controlling interests either at fair value or at the proportionate share of the acquiree’s net identifiable assets at the acquisition date under IFRS 3 applies only to non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation. All other components of non-controlling interests should be measured at their acquisition date fair value, unless another measurement basis is required by IFRSs, (2) Un-replaced and voluntary replaced share based payment awards, specifies that the current requirement to measure awards of the acquirer that replace acquiree share-based payment transactions in accordance with IFRS 2 at the acquisition date (‘market-based measure’) applies also to share-based payment transactions of the acquiree that are not replaced and also specifies that the current requirement to allocate the market-based measure of replacement awards between the consideration transferred for the business combination and post-combination remuneration applies to all replacement awards regardless of whether the acquirer is obliged to replace the awards or does so voluntarily, (3) transitional requirements for contingent consideration from a business combination that occurred before the effective date clarifies that IAS 32, IAS 39 and IFRS 7 do not apply to contingent consideration that arose from business combinations whose acquisition dates preceded the application of IFRS 3.

• Amendments to IAS 27 - Requirements for transition to the upgrade of IAS 27: clarifies that the update made by IAS 21, IAS 28 and IAS 31 as a result of IAS 27 should be applied prospectively (with the exception of paragraph 35 of IAS 28 and paragraph 46 of IAS 31) in which must be applied retrospectively.

• Amendment to IAS 34 - significant events and transactions: emphasises the principle in IAS 34 that the disclosure about significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report, also clarifies how to apply this principle in respect of financial instruments and their fair values.

• Amendment to IFRIC 13 - fair value of award credit: clarifies that the ‘fair value’ of award credits should take into account: (1) the amount of discounts or incentives that would otherwise be offered to customers who have not earned award credits from an initial sale; and (2) any expected forfeitures.

• Amendment to IFRIC 14 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction- This IFRIC has been amended to remedy an unintended consequence of IFRIC 14 where entities are in some circumstances not permitted to recognize prepayments of minimum funding contributions, as an asset. Entities shall apply this Interpretation prospectively for annual periods beginning on or after January 1, 2011.

Standards and interpretations effective subsequent to December 31, 2011

The Bank has not yet adopted the following new or revised IFRS or Interpretations, which have been issued but their effective date is subsequent to the date of these financial statements:

• IFRS 9 – Financial Instruments: Recognition and Measurement – The main changes of IFRS 9 compared to IAS 39 are: (i) All recognized financial assets that are currently in the scope of IAS 39 will be measured at either amortized cost or fair value; (ii) IFRS 9 does not retain IAS 39’s concept of embedded derivatives for hybrid contracts if the host contract is a financial asset within the scope of IFRS 9; (iii) the guidance included in IFRS 9 retains the classification criteria for financial liabilities currently contained in IAS 39. However, there are two key differences, relating to presentation and measurement, compared to IAS 39: (a) the presentation of the effects of changes in fair value attributable to a liability’s credit risk; and (b) the elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity instruments. This standard is effective for annual periods beginning on or after January 1, 2013.

• Amendment to IFRS 7 - clarifications of disclosures: encourages qualitative disclosures in the context of the quantitative disclosure required to help users in comparing the financial statements. Entities shall apply this Interpretation prospectively for annual periods beginning on or after 1 January 2013.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• The amendments to IAS 1 - clarifications of disclosures: comprehensive income (OCI) - and their classification within OCI. Because of anticipated changes in IFRS 9, IAS 19 among others, the IASB explains how to display the components that fit the requirements of this standard. The amendments are effective for reporting periods beginning on or later 1 July 2012.

• IFRS 10 - Consolidated Financial Statements replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (2008) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (so whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns.

• IFRS 11 -Joint Arrangements introduces new accounting requirements for joint arrangements, which replaces IAS 31 - Interests in Joint Ventures. According to IFRS 11, will be obligatory to use the equity method and is not allowed to choose the method of accounting for jointly controlled entity. The fundamental principle of IFRS 11 is that parts of a joint venture agreement must determine the type of joint venture in question, based on the assessment of rights and obligations and, according to the accounting for the type of joint venture. There are two types of joint ventures:

- Joint Operations: Rights and obligations on the assets and liabilities related to the agreement. The parties acknowledge their assets, liabilities and related income and expenses.

- Joint Venture: Rights to the net assets of the Agreement. The parties acknowledge their investments by the equity method.

• IFRS 12 - Disclosures of Involvement with Other Entities requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

• IAS 27 - Separate Financial Statements (2011) keeps the requirements relating to separate financial statements. The other portions of IAS 27(2008) are replaced by IFRS 10.

• IAS 28 - Investments in Associates and Joint Ventures (2011) amended IAS 28 Investments in Associates (2008) to conform changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

The standards previously mentioned have an effective date for annual periods beginning on January 2013, with earlier application permitted so long as each of the other standards mentioned are also early applied. The early adoption for financial institutions in Brazil is subject to the pronouncements issued by the IASB, translated into Portuguese by a Brazilian entity accredited by the International Accounting Standards Committee Foundation (IASC Foundation). However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying of the others items of IFRS.

On 12 May 2011, the IASB also issued IFRS 13 - Fair Value Measurement, which replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. IFRS 13 is effective for annual periods beginning on January 2013 with early application permitted.

On 16 June 2011, the IASB issued amendments to IAS 19 - Employee Benefits (2011) (the “amendments”) that change the accounting for defined benefit plans and termination benefits. The amendments require the recognition of changes in the defined benefit obligation and in plan assets when those changes occur, eliminating the corridor approach and accelerating the recognition of past service costs. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit liabilities (assets) and remeasurements of the net defined benefit (assets). Net interest is calculated using high quality corporate Bond yield. This may be lower than the rate currently used to calculate the expected return on plan assets, resulting in a decrease in net income. The amendments are effective for annual periods beginning on 1 January 2013, with earlier application permitted. Retrospective application is required with certain exceptions.

On 16 June 2011, the IASB also issued “Presentation of Items of Other Comprehensive Income” (amendments to IAS 1). The amendments to IAS 1 are the result of a joint Project with the US Financial Accounting Standards Board and provide guidance on the presentation of items contained in the comprehensive income (OCI) and their classification within OCI. The amendments are effective for reporting periods beginning on or later 1 July 2012, with earlier application permitted.

On December 16, 2011, the IASB has postponed the date for mandatory adoption of IFRS 9 and their disclosure items referred to transient changes in IFRS 7 to January 2015.

The Bank does not expect the adoption of the above-mentioned standards and interpretations to have a material effect on the consolidated financial statements taken as a whole, except to IFRS 9, which the Bank is analyzing the impacts from the adoption of this standard.

c) Estimates made

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

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and disclosure notes. These estimates, which were made on the basis of the best information available, relate mainly to the following:

• Fair value measurement of certain financial instruments are further discussed in note 2-d.

• Allowance for loan losses are further discussed in note 2-h.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Impairment losses on certain assets other than loans (including goodwill and other tangible and intangible assets) are further discussed in note 2-m and 2-n.

• Measurement of goodwill in a business combination are further discussed in note 2-n.

• The useful life of tangible and intangible assets are further discussed in note 2-m, 2-n and 14.

• Other assets are further discussed in note 2-k and 2-o.

• Provisions, contingent assets and liabilities are further discussed in note 2-q.

• Post-employment benefits are further discussed in note 2-w.

• Recognition and evaluation of deferred taxes are further discussed in note 2-z.

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements.
The principal assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

• Changes in deposit amounts, customer basis and defaults by borrowers;

• Changes in interest rates;

• Changes in inflation rates;

• Government regulation and tax matters;

• Adverse legal or regulatory disputes or proceedings;

• Credit, market and other risks of lending and investment activities;

• Changes in market values of Brazilian securities, particularly Brazilian government securities; and

• Changes in regional, national and international business and economic conditions.

d) Capital management

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

b) Basis of consolidation

i. Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the control. It is understood as defining control the power designated the Bank as controller to govern the financial and operating policies of an entity, as stipulated by the law, the Bylaws or agreement, so as to obtain benefits from its activities.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and transactions between consolidated entities are eliminated on consolidation.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

iii. Special purpose entities

When the Bank incorporates special purpose entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes, Bank assesses, using internal criteria and procedures, and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. These criteria and procedures take into account, among other things, the risks and rewards retained by the Bank and, accordingly, all relevant matters are taken into consideration, including any guarantees granted or any losses associated with the collection of the related assets retained by the Bank. These entities include the securitization special purpose vehicles, which are fully consolidated in the case of the SPVs over which, based on the aforementioned analysis, it is considered that the Bank continues to exercise control.

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

Also, note 3 below includes a description of the most significant transaction carried out in 2011.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

• Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains orlossesonthem on different bases, or because a group of financial assets or financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank’s key management personnel.

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

Available-for-sale financial assets are stated at fair value. This category includes debt instruments not classified as “Held-to-maturity investments”, “Loans and receivables” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”. Gains and losses arising from changes in fair value are recognized in "Equity" in the line item "Valuation Adjustment" with the exception of impairment losses, which are recognized in profit or loss. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in "Equity -Valuation Adjustments" is reclassified to profit or loss.

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

• Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity. These investments are measured at amortized cost less any impairment, with revenue recognized on an effective yield basis.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

• Customer deposits: includes deposits of any nature such as demand deposits, saving deposits and time deposits including money market operation received from customer.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

Equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

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

iii. Valuation techniques

The following table shows a summary of the fair values of the financial assets and liabilities on the period ended December 31, 2011, 2010 and 2009 indicated below, classified on the basis of the various measurement methods used by the Bank to determine their fair value:

Thousands of Reais		2011			2010
	Published Price Quotations in Active Markets (Level 1)	Internal Models (Level 2)	Total	Published Price Quotations in Active Markets (Level 1)	Internal Models (Level 2)	Total

Financial assets held for trading	448,210	29,453,285	29,901,495	3,283,931	21,537,434	24,821,365
Other financial assets at fair value through profit or loss	374,519	290,850	665,369	17,423,359	516,422	17,939,781
Available-for-sale financial assets	608,901	43,999,300	44,608,201	1,348,989	45,857,030	47,206,019
Hedging derivatives (assets)	-	80,708	80,708	-	115,640	115,640
Financial liabilities held for trading	337,628	4,709,660	5,047,288	29,339	4,755,314	4,784,653
Hedging derivatives (liabilities)	-	36,071	36,071	-	112	112

Thousands of Reais					2009
				Published Price Quotations in Active Markets (Level 1)	Internal Models (Level 2)	Total

Financial assets held for trading				2,544,441	17,571,211	20,115,652
Other financial assets at fair value through profit or loss				13,787,109	2,507,351	16,294,460
Available-for-sale financial assets				1,633,945	44,772,175	46,406,120
Hedging derivatives (assets)				-	163,425	163,425
Financial liabilities held for trading				33,025	4,401,709	4,434,734
Other financial liabilities at fair value through profit or loss				-	1,795	1,795
Hedging derivatives (liabilities)				-	9,806	9,806

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

There were no reclassifications between the Level 1 and Level 2 in the exercise ended on December 31, 2011, 2010 and 2009.

The Level 3 records financial assets and liabilities which are not used observable market data to make the measurement. On December 31, 2011, 2010 and 2009 the Bank did not have any financial instrument classified as Level 3.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The main techniques used at December 31, 2011 by the Bank’s internal models (Level 2) to determine the fair value of the financial instruments detailed in the foregoing table are as follows:

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

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Level 2):

Thousands of Reais
	Fair Values Calculated Using Internal
		Models
	2011	2010	2009	Valuation Techniques	Main Assumptions
ASSETS:
Financial assets held for trading	29,453,285	21,537,434	17,571,211
Loans and amounts due from credit institutions	-	47,662	67,170	Present Value Method	Observable market data (interest and discount rates)
Debt and equity instruments	25,298,803	16,472,413	12,554,035	Present Value Method	Observable market data (interest and discount rates)
Trading derivatives	4,154,482	5,017,359	4,950,006
Hedging derivatives	80,708	115,640	163,425
Swaps	80,708	115,640	163,425	Present Value Method	Observable market data (interest rates)
Other financial assets at fair value through profit or loss	290,850	516,422	2,507,351
Loans and amounts due from credit institutions	60,813	292,034	1,907,265	Present Value Method	Observable market data (interest and discount rates)
Loans and advances to customers	-	-	389,113	Present Value Method	Observable market data (interest and discount rates)
Debt instruments	230,037	224,388	210,973	Present Value Method	Observable market data (interest and discount rates)
Available-for-sale financial assets	43,999,300	45,857,030	44,772,175
Debt and equity instruments	43,999,300	45,857,030	44,772,175	Present Value Method	Observable market data (interest and discount rates)

LIABILITIES:
Financial liabilities held for trading	4,709,660	4,755,314	4,401,709
Trading derivatives	4,709,660	4,755,314	4,401,709
Hedging derivatives	36,071	112	9,806
Swaps	36,071	112	9,806	Present Value Method	Observable market data (interest and exchange rates)
Other financial liabilities at fair value through profit or loss	-	-	1,795	Present Value Method	Observable market data (interest and exchange rates)

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais				2011
				Effect of reasonable changes of assumptions on fair values
				(1)
				More favorable	Less favorable
Trading derivatives (net)	2011	Valuation Techniques	Main Assumptions

Swaps	(285,167)	Present Value Method	Observable market data, liquidity (interest and exchange rates)	53,554	(53,554)
Exchange rate options	167,556	Black-Scholes Model	Observable market data, liquidity (exchange rates)	507	(507)
Interest rate options	(347,913)	Black-Scholes Model	Observable market data, liquidity, correlation (interest rates)	212	(212)
Exchange rate futures	108,987	Present Value Method	Observable market data, liquidity (exchange rates)	-	-
Stock options	(198,641)	Black-Scholes Model	Observable market data, liquidity, correlation (shares and ratios)	5,334	(5,334)

(1) The methodology applied is related to the assumptions of changes in fair value in case of necessity to discard a position, which is directly related to the liquidity of each market. In this context, instruments / markets with high liquidity are exempted from such estimates, for the other instruments such estimates are based on internal methodologies that generate multiplier, taking into consideration one or more of the following, as applicable: (i) observed spread between the Bid / Offer (ii) liquidity factor (trading) in different risk factors; (iii) term of the position; (iv) size of the position; and (v) in the case of options, the price in relation to changes in the parameters of volatility (vega). For linear products, the Effect of reasonable changes of assumptions on fair values symmetrically (more favorable and less favorable) refers to the variability of price in relation to changes in interest rate used in their pricing and in the case of options, the variability of its price in relation to changes in the parameters of volatility (vega).

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

iv. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate-and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in stockholders equity under “Valuation adjustments”. Items charged or credited to this account remain in the Bank’s consolidated stockholders equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement.

v. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in stockholders equity under “Valuation adjustments - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

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

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in stockholders equity under “Valuation adjustments” (from the period when the hedge was effective) remains recognized in stockholders equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

e) Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1. If the Bank transfers substantially all the risks and rewards to third parties -unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is written off and any rights or obligations retained or created in the transfer are recognized simultaneously.

2. If the Bank retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not written off and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a. An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b. The income from the transferred financial asset not written off and any expense incurred on the new financial liability.

3. If the Bank neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases-, the following distinction is made:

a. If the transferor does not retain control of the transferred financial asset, the asset is written off and any rights or obligations retained or created in the transfer are recognized.

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

Accordingly, financial assets are only written off when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only written off when the obligations they generate have been extinguished or when they are acquired, with the intention either to cancel them or to resell them.

f) Offsetting of financial instruments

Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the Bank and their subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

g) Regular way purchases of financial assets

Regular way purchases of financial assets are recognized on trade date. The assets are derecognized when the rights to receive cash flows have expired or the Bank has transferred substantially all the risks and rewards of ownership.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

h) Impairment of financial assets

i. Definition

A financial asset is considered to be impaired and therefore its carrying amount is adjusted to reflect the effect of impairment when there is objective evidence that events have occurred which:

• Give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities).

• Mean that their carrying amount cannot be fully recovered, in the case of equity instruments.

As a general rule, when the events above are observed, the carrying amount of impaired financial instruments is adjusted by recording a provision for losses on debts expense as "Losses on financial assets (net)" in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment and decrease can be related objectively to an event of recovery.

Balances are deemed to be impaired, and the interest accrual is suspended, normally, after 60 days late, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated is not material with respect to the Bank’s financial statements taken as a whole.

When the recovery of any recognized amount is considered unlikely, the amount is fully written off. Usually this occurs when the write off have low delay exceeds 360 days. In the case of long-term operations (over 3 years), loans are written off when they complete 540 days late. The loss is recorded in memorandum accounts for a minimum period of 5 years and until they are exhausted all the procedures and collection actions and their contractual rights are extinguished.

ii. Debt instruments carried at amortized cost

The amount of an impairment loss incurred for determination of the recoverable amount on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted.

In estimating the future cash flows of debt instruments the following factors are taken into account:

• All the amounts that are expected to be obtained over the remaining life of the instrument, in this case, the provided guarantees. The impairment loss takes into account the likelihood of collecting accrued interest receivable.

• The various types of risk to which each instrument is subject; and

• The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate.

Specifically in regards to recoverable amount losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Bank has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties.

These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, and contingent liabilities and commitments, the identification of their recoverable amount and the calculation of the amounts necessary to cover the related credit risk.

The procedures applied in the identification, measurement, control and reduce the exposure to credit risk, are based on an individual basis or grouped by similarity.

• Customers with individual management: Wholesale segment customers, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support decision-making model-based risk assessment internal procedure.

• Customers with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specializing in this type of risk. the credits related to customers standardized, are usually considered when they have not recoverable delay greater than 90 days.

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

Based on the rules above are calculated the minimum allowance requirements. Additionally, the Bank evaluate the need for further provision, as considered necessary, following the requirements of IAS 39, based on our historical experience of impairment and other circumstances known at the time of assessment.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

The approach described above is used as a general rule. However, in certain cases, as a result of its particular characteristics, this approach is not applied and alternative approaches are used:

• Low default portfolios: In certain portfolios (credit institutions or large corporations) the number of defaults observed is very small or zero. In these cases, the Bank opted to use the data contained in the credit derivative spreads to estimate the incurred loss discounted by the market and break it down into PD and LGD.

• Top-down units: In the exceptional cases in which the Bank does not have sufficient data to construct asufficiently robust credit risk measurement model, the incurred loss on the loan portfolios is estimated based on a top-down approximation in which the historically observed average cost of the loan portfolios is used as the best estimate of the incurred loss. As the credit models are developed and bottom-up measurements are obtained, the top-down measurements used for these units are gradually replaced.

iii. Debt or equity instruments classified as available for sale

The difference between the amortized cost and adjustment value of debt or equity instruments classified as available for sale are recorded in stockholders equity under "Valuation adjustments - financial assets available for sale".

When there is objective evidence that the aforementioned differences are considerate a loss to permanent, they are no longer recognized in stockholders equity and are reclassified, for the cumulative amount at that date, to the consolidated income statement. Losses considered like a permanent on investment in equity instruments are not reversed in subsequent periods.

iv. Equity instruments measured at cost

The recoverable amount loss on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Losses of recoverable amounts are recognized in the consolidated financial income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if related assets are sold.

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

j) Accounting for leases

i. Financial leases

Financial leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, the sum of thepresent valueof the lease payments receivable from the lessee plus the guaranteed residual value which is generally the exercise price of the purchase option of the lessee at the end of the lease term is recognized as lending to third parties and is therefore included under “Loans and receivables” in the consolidated balance sheet.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The finance income arising from these contracts is credited to “Interest and similar income” in the consolidated income statement so as to achieve a constant rate of return over the lease term.

ii. Operational Leases

In operational leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under “Tangible assets” (note 12). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use and income from operational leases is recognized on a straight-line basis under “Other operating income (expense)” in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Other administrative expenses” in their consolidated income statements.

k) Non-current assets held for sale

“Non-current assets held for sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year, the property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors' payment obligations to them are deemed to be non-current assets held for sale through the completion of actions which normally occurs up to one year.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated.

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

l) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets and the average interest rates at 2011, 2010 and 2009 year-end is provided in note 41-d.

m) Tangible assets

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

Once identified a reduction in the impairment loss of tangible assets, this is adjusted to reach its realizable value by recognizing an impairment loss recorded in "Impairment loss on other assets. " Additionally the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

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

n) Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or software are developed internally. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured deducted any accumulated amortization and any accumulated impairment losses.

i. Goodwill

In the acquisition of investment in subsidiary, any difference between the investment cost and the investor's share in net fair value of assets, liabilities and contingent liabilities of the investee (subsidiary or affiliate) is accounted for in accordance with IFRS 3 "Business Combination ".

Goodwill is recognized only when the amount of the consideration of the investee acquired exceeds the fair value at the acquisition date, and therefore represents a payment made by the acquirer in anticipation of future economic benefits of assets of the acquired entity that can not be individually identified and recognized separately.

The amortization of this goodwill is not allowed, and also tested for the purpose of "impairment". The goodwill impairment test is performed at the end of each period presented, or a lesser period if any indication of a reduction in the recoverable amount and the amount considered irrecoverable is written off and debited as "Impairment losses on other assets (net) - Other intangible assets "in the consolidated income statement. A loss of recoverable value of goodwill is not reversed in subsequent periods;

The net fair value adjustments of assets, liabilities and contingent liabilities of the investee in relation to its carrying amount are allocated to individual identifiable assets acquired and liabilities assumed that compose based on their respective fair values at the date of purchase.

In the case of a business combination achieved in stages, is measured again prior involvement in the acquiree at fair value at date of acquisition that obtains control of the acquiree.

A business combination involving entities or businesses under common control is a business combination in which all the combining entities or businesses are controlled by the same party or parties before and after the business combination, and this control is not transitory and therefore are trademarks of their carrying amount.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts. Investment assumptions are either determined by the local regulator or based on management's future expectations. In the latter case, the anticipated future investment returns are set by management, considering the available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities, is the annual long-term growth rate of the underlying assets.

At each balance sheet date an assessment is made of whether the provisions for Mathematical reserves are adequate.

q) Provision of contingent assets and liabilities

Banco Santander and its subsare involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success, the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by theoccurrenceor nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements.

Contingent assets are not accounting recognized , except when there are guarantees or favorable judicial decisions, about which no longer fit features, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

Management believes that the provisions made are sufficient to cover losses from judicial proceedings, and believe that, in aggregate, will not have significant impacts on results, cash flow or financial condition of the Bank.

Given the uncertainties arising from the proceedings is not practicable to determine the time of any outflow (cash disbursement).

r) Other liabilities

“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

s) Share-based compensation

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

iii. Non-financial income and expenses

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

u) Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, among others.

The Bank initially recognizes the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally thepresent valueof the fees, commissions and similar interest receivable from these contracts over the term thereof, and simultaneously the Bank recognizes, on the asset side of the consolidated balance sheet, the amount of the fees, commissions and interest received at the start of the transactions and the amounts receivable at the present value of the fees, commissions and interest receivable.

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

w) Post-employment benefits

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees eligible and their direct beneficiaries.

Defined contribution plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the consolidated income statement. The amounts not yet contributed at each year-end are recognized, at their present value in balance sheets like "Provisions - provisions for pension funds and similar obligations" in the consolidated balance sheet.

Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not defined contribution plan and are shown ate Note 22.

The presentvalueof obligations of defined benefit plans are recorded, net (i) the fair value of plan assets,(ii) of gains and / or net unrecognized actuarial losses, which are deferred using the corridor method, and (iii) the costs of past service, which is deferred over time. The obligations are recorded in the balance sheet as "Provisions -provisions for pension funds and similar obligations" in the consolidated balance sheet.

In case the net amount represents an asset, the actuarial asset is recorded in the consolidated balance sheet as “Other assets” when: (i) the excess funds represent future economic benefits in the shape of a return of funds to the sponsor or a reduction in future contributions, according to the conditions set forth in Resolution 26/2008 of the Supplementary Pension Plan Management Board (CGPC); and (ii) resulting from any accrued, net and unrecorded actuarial losses and costs of past services that will be offset in the long term by their respective record.

The plan’s assets are defined as those that will be used directly in the settlement of obligations, and: (i) whose ownership is sponsored; and (ii) that can only be used to pay or finance post-employment benefits and cannot be returned to the consolidated entities, unless the assets remaining in the plan are sufficient to meet all of the plan’s obligations.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Actuarial gains and losses are those resulting from differences between previous actuarial assumptions and what effectively took place, and from the effects of those changes on actuarial assumptions. The Bank uses the corridor method and records the net amount of accrued actuarial gains and/or losses exceeding the higher between 10% of the present value of the obligations and 10% of the fair value of the plan’s assets.

The cost of past services results either from changes in the current post-employment benefits or from the introduction of new benefits, and is recorded according to the straight-line method over the period between the time when the new commitments arise and the date when the employee acquired the irrevocable right to receive new benefits.

Post-employment benefits are recorded in the income statement as follows:

• Cost of the current service – increase in the present value of the obligations resulting from employee services in the current periods – “Personnel expenses”.

• Cost of interest – increase in the present value of the obligations as a result of the passing of time - "Interest and similar expenses."

• The expected return on the plan’s assets and the gains or losses on the value of those assets – “Interest and similar revenues”.

• The actuarial gains and losses calculated by using the corridor method and the unrecorded cost of past services – “ Provisions (Net)".

Defined benefit plans are recorded based on an actuarial study conducted annually by an external consulting firm at the end of each fiscal year and effective for the subsequent period. The actuarial valuation of these plans depends on a number of assumptions, including the following stand:

• Assumed interest rates;

• Boards of mortality;

• Annual index applied to the review of pensions;

• Index of inflation;

• Annual index salary readjustments; and

• Method used to calculate the commitments relating to acquired rights of active employees.

x) Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights relating to the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (note 22).

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

Income and expenses recognized directly in stockholders equity are accounted for as temporary differences.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The deferred tax assets and liabilities recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and based on technical study, as shown in Note 23.

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

3. Change in the scope of consolidation

a) Sale of Santander Seguros

Based on the approval issued by Superintendence of Private Insurance (Susep) on August 23, 2011, on October 5, 2011 was held the closing of the sale (the "Transaction") of all shares issued by its wholly owned subsidiary Santander Seguros for (i) Zurich Santander Insurance America, SL, a holding company based in Spain (Zurich Santander) held, directly or indirectly, 51% (fifty one percent) by the Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% (forty nine percent) by Banco Santander Spain, and (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

Referred closing understood the actual transfer, (i) by Banco Santander to ZS Insurance of 11,251,174,948 common shares of Santander Seguros, and (ii) Banco Santander to Inversiones ZS of 3 common shares of Santander Seguros, and payment of the purchase sale price preliminary to Banco Santander, net amounts R$2,741,102 thousand (received in October 5,2011). The assets of Santander Seguros R$24,731,463 thousand, main represented by R$21,551,422 thousand of debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL / VGBL). The Santander Seguros liabilities amounts R$22,349,428 thousand, main represented by R$21,278,718 thousand of liabilities for securities agreements - technical provision for insurance operations and pension plans. The income recognized in this operation was R$424,292 thousand, recorded as a result on disposal of non-current assets held for sale not classified as discontinued operations.

The final sale and purchase price will be set appropriately based on the balance sheet to be specially prepared by Santander Seguros for the period ended September 30, 2011 to be released at the first half of 2012 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011, and once set, Banco Santander will disclose it to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The transaction fits into the context of the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander, all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the arrangement of the transaction, Banco Santander exclusively distribute the insurance products in the next 25 years, through its network branch, with the exception of automobile insurance that are not included in the exclusivity scope in the arrangement of the transaction. As a result of these contracts, Banco Santander will receive a payment equivalent to the currently received.

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capabilities of Banco Santander, among others.

The operation, according to the regulations, subject to the approval of Susep.

b) Partial spin-off of Santander Seguros with the transfer of the split portion constitution to Sancap Investimentos e Participações S.A.

In the context of sale transaction of Santander Seguros, at the extraordinary stockholders' meeting held on April 29, 2011, was approved the Partial spin-off of Santander Seguros with the transfer of its equity to a new company, constituted in the act of the partial spin-off, under the company name of Sancap Investimentos e Participações S.A. (“Sancap”). The spun-off assets to Sancap is total amounting of R$511,774 thousands and refers only and exclusively to the totality of the participation held by Santander Seguros on Santander Capitalização's capital.

The Sancap is in the process of formation and operation of the Partial Split is in the process of approval in Susep on August 9, 2011.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

4. Cash and balances with the Brazilian Central Bank

Thousands of Reais	2011	2010	2009

Cash and cash equivalents	3,542,707	3,158,003	18,730,403
of which:
Cash	3,542,707	3,158,003	3,630,669
Money market investments (1)	-	-	15,099,734
Money market investments (2)	17,607,917	12,456,450	-
Central bank compulsory deposits (3)	44,787,379	41,185,698	8,538,609
Total	65,938,003	56,800,151	27,269,012
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

a) Breakdown

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated balance sheets is as follows:

Thousands of Reais	2011	2010	2009

Classification:
Financial assets held for trading	-	47,662	67,170
Other financial assets at fair value through profit or loss	60,813	292,034	1,907,265
Loans and receivables	19,628,861	22,658,520	24,228,143
Of which:
Loans and amounts due from credit institutions, gross	19,690,528	22,658,520	24,228,143
Impairment losses (note 9.c)	(61,667)	-	-
Loans and amounts due from credit institutions, net	19,689,674	22,998,216	26,202,578
Loans and amounts due from credit institutions, gross	19,751,341	22,998,216	26,202,578

Type:
Time deposits (2)	7,136,037	9,110,447	9,945,047
Reverse repurchase agreements (1)(2)	1,039,551	599,999	6,160,397
Escrow deposits	6,868,943	7,316,926	6,192,292
Cash and Foreign currency investments (2)	4,247,179	5,826,715	3,493,254
Other accounts	459,631	144,129	411,588
Total	19,751,341	22,998,216	26,202,578

Currency:
Brazilian Real	15,067,109	17,412,613	20,775,625
US dollar	4,300,075	5,100,831	5,086,320
Euro	354,078	455,831	293,329
Pound sterling	4,519	3,046	14,729
Other currencies	25,560	25,895	32,725
Impairment losses	-	-	(150)
Total	19,751,341	22,998,216	26,202,578
(1) Collateralized by debt instruments.
(2) Includes R$5,474,700 thousand (2010 - R$6,188,896 thousand), of transactions short-term transactions and low risk of change its value, considered cash equivalents.

Note 41-d contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

6. Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousands of Reais	2011	2010	2009

Classification:
Financial assets held for trading	25,298,804	16,472,413	12,554,035
Other financial assets at fair value through profit or loss	230,037	224,388	210,973
Available-for-sale financial assets	43,300,354	45,477,982	44,745,924
Loans and receivables	62,062	81,444	-
Total	68,891,257	62,256,227	57,510,932

Type:
Government securities - Brazil (1)	56,833,361	55,443,469	53,620,439
Government securities - others	-	379,341	366,252
Debentures and Promissory notes	8,281,136	4,523,111	2,301,584
Other debt securities	3,776,760	1,910,306	1,252,332
Impairment losses (2)	-	-	(29,675)
Total	68,891,257	62,256,227	57,510,932

Currency:
Brazilian Real	68,187,067	61,329,205	56,782,142
US dollar	704,191	547,681	392,213
Euro	-	379,341	366,252
Impairment losses (2)	-	-	(29,675)
Total	68,891,257	62,256,227	57,510,932
(1) Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-B, NTN-C e NTN-F).
(2) It was settled in 2010 the position in debentures and therefore written off the respective impairment loss.

At December 31, 2011, includes R$34,521,029 thousand (2010 - R$27,348,766 thousand e 2009 - R$2,590,485 thousand) of debt securities totaling had been assigned to repurchase agreements, R$2,221,258 thousand (2010 - R$7,259,356 thousand e 2009 - R$ 17,994,443 thousand) to compulsory deposits in Central Bank, R$8,851,981 thousand (2010 - R$4,316,863 thousand e 2009 - R$2,392,715 thousand) to guarantee BM&FBovespa transactions and R$3,066,458 thousand (2010 -R$5,130,939 thousand e 2009 - R$3,973,566 thousand) to escrow deposits and other guarantee. Additionally, in 2010 - R$17,425,576 thousand and 2009 -R$14,183,647 thousand related coverage of PGBL/VGBL and in 2010 - R$1,502,934 thousand and 2009 - R$1,563,334 thousand related to other investment funds.

Note 41-d contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.

7. Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousands of Reais	2011	2010	2009

Classification:
Financial assets held for trading	448,209	3,283,931	2,544,441
Other financial assets at fair value through profit or loss (1)	374,519	17,423,359	13,787,109
Available-for-sale financial assets	1,307,847	1,728,037	1,660,196
Total	2,130,575	22,435,327	17,991,746

Type:
Shares of Brazilian companies	1,001,644	1,153,037	1,470,918
Shares of foreign companies	1,229	503	67,876
Investment fund units and shares (1)	1,127,702	21,281,787	16,452,952
Total	2,130,575	22,435,327	17,991,746
(1) In 2010 and 2009, includes Investment fund units Guarantors of Benefit Plans - PGBL/VGBL, related to the liabilities for insurance contracts (note 3.a).

b) Changes

The changes in the balance of “Equity instruments – Financial assets held for trading” were as follows:

Thousands of Reais	2011	2010	2009

Balance at beginning of year	3,283,931	2,544,441	678,993
Changes in the scope of consolidation (note 3.a)	(1,643,066)	-	1,722,965
Net additions /disposals	(1,193,006)	360,610	(9,148)
Valuation adjustments	350	378,880	151,631
Balance at end of year	448,209	3,283,931	2,544,441

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The changes in the balance of “Equity instruments – Other financial assets at fair value through profit or loss” were as follows:

Thousands of Reais	2011	2010	2009

Balance at beginning of year	17,423,359	13,787,109	-
Changes in the scope of consolidation (note 3.a)	(19,819,585)	-	11,257,572
Net additions /disposals	374,518	2,480,188	-
Valuation adjustments (1)	2,396,227	1,156,062	2,529,537
Balance at end of year	374,519	17,423,359	13,787,109

(1) Refers to variation of the Investment fund units Guarantors of Benefit Plans - PGBL/VGBL are accounted as income in "Other operating income (expense) - Expense from insurance contracts" net of the variations of their technical provisions.

The changes in the balance of “Equity instruments – Available-for-sale financial assets” were as follows:

Thousands of Reais				2011	2010	2009

Balance at beginning of year				1,728,037	1,660,196	1,244,490
Net changes in the scope of consolidation (note 3.a)				(18,539)	-	4,526
Net additions /disposals				(319,221)	(22,584)	192,600
Valuation adjustments				(82,430)	90,425	218,580
Balance at end of year				1,307,847	1,728,037	1,660,196

8. Derivative financial instruments and Short positions

a) Notional amounts and market values of trading and hedging derivatives

The breakdown of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Bank is as follows:

Thousands of Reais	2011		2010		2009
	Notional Amount	Market Value	Notional Amount	Market Value	Notional Amount	Market Value
Trading derivatives
Interest rate risk and other:
Interest rate swaps	51,472,807	2,808,157	53,050,746	15,076,839	50,761,630	12,646,099
Options - purchase and sales	258,827,369	(343,371)	351,261,588	(136,695)	181,501,740	33,762
Forward and futures contracts	64,819,935	16,780	81,921,145	10,289	32,263,081	-
Foreign currency risk:
Currency swaps (1)	47,621,292	(3,004,037)	36,923,396	(14,522,887)	40,616,308	(11,648,297)
Options - purchase and sales	7,785,211	14,014	12,351,165	2,193	28,983,489	(333,259)
Forward and futures contracts	58,267,968	(46,721)	26,713,978	(167,694)	22,063,175	(150,008)
	488,794,582	(555,178)	562,222,018	262,045	356,189,423	548,297
Hedging derivatives
Interest rate risk:
Futures contracts (2) (3)	1,794,034	-	7,165,189	-	15,294,094	-
Interest rate swaps(4)	417,731	44,637	549,276	115,528	1,249,645	153,619
	2,211,765	44,637	7,714,465	115,528	16,543,739	153,619
Total	491,006,347	(510,541)	569,936,483	377,573	372,733,162	701,916

(1) Includes credit derivatives, which the Bank uses to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management. In 2011, the volume of credit derivatives with total return rate – credit risk received corresponds to R$500,425 thousand (2010 - R$444,330 thousand and 2009 – R$527,532 thousand) of fair value. During the period there were no credit events related to events provided for in the contracts. Required base capital used amounted to R$3,291 thousand (2010 - R$8,121 thousand and 2009 – R$7,498 thousand).
(2) Futures contracts registered at BM&FBovespa has positions receivables and payables settled daily.

(3) In the first quarter of 2011, due to the business strategy, the structures of hedge cash flow as they had hedged certificates of deposit (CDB) were discontinued. The net effect of the outstanding debt in equity will be repaid by January 2012, the remaining term of the hedging instruments.
(4) The curve value and the fair value of loans and advance to customers classified as hedge market risk item is R$342,437 thousand (December 31, 2010 - R$429,896 thousand) and R$346,260 thousand (December 31, 2010 - R$443,446 thousand), respectively.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Trading derivatives

The breakdown of the notional and/or contractual amounts of trading derivative by maturity is as follows:

Thousands of Reais		2011		2010		2009
	Up to 3 months	From 3 to 12 months	Over 12 months	Total	Total	Total

Swap	26,822,206	20,790,385	51,481,508	99,094,099	89,974,142	91,377,938
Options	205,148,983	46,243,577	15,220,020	266,612,580	363,612,753	210,485,229
Futures contracts	61,622,162	6,299,968	32,438,882	100,361,012	94,302,441	44,886,986
Forward contracts and Others	14,871,654	4,105,167	3,750,070	22,726,891	14,332,682	9,439,270
Total	308,465,005	77,439,097	102,890,480	488,794,582	562,222,018	356,189,423

Thousands of Reais		2011		2010		2009
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total	Total

Swap	31,839,671	41,448,124	25,806,304	99,094,099	89,974,142	91,377,938
Options	266,092,016	377,701	142,863	266,612,580	363,612,753	210,485,229
Futures contracts	100,361,012	-	-	100,361,012	94,302,441	44,886,986
Forward contracts and Others	17,427	14,680,915	8,028,549	22,726,891	14,332,682	9,439,270
Total	398,310,126	56,506,740	33,977,716	488,794,582	562,222,018	356,189,423
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

The detail of the fair value of the trading derivatives reported in assets and liabilities:

Thousands of Reais	2011		2010		2009
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Swap Differentials Receivable/Payable (1)	3,254,929	3,512,724	4,328,952	3,775,000	3,998,568	3,000,766
Option Premiums to Exercise	208,117	537,474	210,232	344,734	570,923	870,420
Forward Contracts and others	691,436	659,462	478,175	635,580	380,515	530,523
Total	4,154,482	4,709,660	5,017,359	4,755,314	4,950,006	4,401,709
(1) Includes swap options, credit and embedded derivatives.

c) Market risk hedge

	2011			2010
Thousands of Reais	Cost	Fair value	Adjustment to fair value	Cost	Fair value	Adjustment to fair value

Hedge instruments
Swap Contracts	74,928	76,175	1,247	118,348	115,528	(2,820)
Asset	417,731	453,595	35,864	549,276	557,766	8,490
Interbank Deposit Rates - CDI	145,940	146,711	771	424,211	426,852	2,641
Indexed to Foreign Currency - Libor - Dollar	271,791	306,884	35,093	125,065	130,914	5,849
Liabilities	(342,803)	(377,420)	(34,617)	(430,928)	(442,238)	(11,310)
Indexed to Foreign Currency - Dollar	(101,410)	(102,318)	(908)	(305,837)	(311,367)	(5,530)
Indexed to Foreign Currency - Fixed - Dollar	(55,498)	(60,565)	(5,067)	(125,091)	(130,871)	(5,780)
Interbank Deposit Rates - CDI	(185,895)	(214,537)	(28,642)	-	-	-

Hedge Object	342,473	346,260	3,787	429,896	443,446	13,550
Credit Portfolio	342,473	346,260	3,787	429,896	443,446	13,550
Indexed to Foreign Currency - Dollar	100,871	102,321	1,450	304,794	311,381	6,587
Indexed to Foreign Currency - Fixed - Dollar	55,663	60,565	4,902	125,102	132,065	6,963
Interbank Deposit Rates - CDI	185,939	183,374	(2,565)	-	-	-

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

					2009
Thousands of Reais					Cost	Fair value	Adjustment to fair value

Hedge instruments
Swap Contracts					169,931	153,619	(16,312)
Asset					1,249,645	1,259,020	9,375
Interbank Deposit Rates - CDI					862,027	867,810	5,783
Indexed to Foreign Currency - Pound					387,618	391,210	3,592
Liabilities					(1,079,714)	(1,105,401)	(25,687)
Indexed to Foreign Currency - Dollar					(1,075,922)	(1,101,588)	(25,666)
Fixed Interest Rate - Reais					(3,792)	(3,813)	(21)

Hedge Object					1,073,020	1,100,046	27,026
Credit Portfolio					685,405	708,566	23,161
Indexed to Foreign Currency - Dollar					681,613	704,753	23,140
Fixed Interest Rate - Reais					3,792	3,813	21
Borrowings					387,615	391,480	3,865
Indexed to Foreign Currency - Pound					387,615	391,480	3,865

d) Cash flow hedge

		2011			2010
Thousands of Reais	Reference Value	Cost	Fair Value	Adjustment to Fair Value	Reference Value	Cost/ Market	Adjustment to Fair Value

Hedge instruments
Swap Contracts	-	(30,354)	(31,538)	(1,184)	-	-	-
Asset	651,490	651,490	678,479	26,989	-	-	-
Indexed to Foreign Currency - Swiss Franc (1)	300,488	300,488	326,280	25,792	-	-	-
Indexed to Pre Interest Rate- Real (2)	351,002	351,002	352,199	1,197	-	-	-
Liabilities	(681,844)	(681,844)	(710,017)	(28,173)	-	-	-
Indexed to Foreign Currency - Pre Dolar	(681,844)	(681,844)	(710,017)	(28,173)	-	-	-
Future Contracts (3) (4)	(1,794,034)	-	-	-	(6,850,698)	-	-
DI1 Rate	(1,794,034)	-	-	-	(6,850,698)	-	-

					2009
Thousands of Reais					Reference Value	Cost/ Market	Adjustment to Fair Value

Hedge instruments
Future Contracts (4)					(15,294,094)	-	-
DI1 Rate					(15,294,094)	-	-

Thousands of Reais					2011	2010	2009

Hedge Object - Cost					2,518,986	7,385,636	15,337,856
Eurobonds					300,803	-	-
Foreign Loans					351,002	-	-
Bank Deposit Certificate- CDB					1,867,181	7,385,636	15,337,856
(1) Operation with maturing on December 1, 2014, whose object of hedge transactions are eurobonds.
(2) Operation with maturing on June 15, 2012, whose object of hedge transactions are obligations with foreign loans.

(3) In 2011, operation with maturing on January 2, 2014, and the updated amount of instruments is R$1,812,796 (2010 - R$7,165,189) whose object of hedge are Bank deposits certificates (CDB).
(4) The opened operations in 2010 and 2009, in the first quarter of 2011, due to business strategy, the structures of hedge cash flow which had the object are hedge bank deposits certificates (CDB) have been discontinued in the first quarter of 2011. The net effect of the outstanding equity will be amortized up to January 2012, the remaining term of the hedging instruments.

The effect of marking to market the swaps and future contracts amounts R$15,149 is recorded in stockholders' equity, net of tax effects.

e) Short positions

Short positions for 2011, 2010 and 2009 are related to Equity instruments from borrowed securities.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

9. Loans and advances to customers

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to customers” in the consolidated balance sheets is as follows:

Thousands of Reais	2011	2010	2009

Other financial assets at fair value through profit or loss	-	-	389,113
Loans and receivables(1)	183,066,268	151,366,561	127,934,811
Of which:
Loans and receivables at amortized cost	194,184,437	160,558,323	138,005,290
Impairment losses	(11,118,169)	(9,191,762)	(10,070,479)
Loans and advances to customers, net	183,066,268	151,366,561	128,323,924
Loans and advances to customers, gross	194,184,437	160,558,323	138,394,403

(1) In 2011, the Bank, through its Grand Cayman branch, acquired from Banco Santander Spain, under commutative conditions, asset portfolio of contracts for financing export and import credit, related to operations contracted with brazilian clients or their affiliates abroad, amounting to US$943 million (2010 - US$808 million).

Thousands of Reais	2011	2010	2009

Type:
Loans operations (1)	192,681,804	159,184,714	137,062,083
Repurchase agreements	337,986	167,163	72,555
Other receivables	1,164,647	1,206,446	1,259,765
Total	194,184,437	160,558,323	138,394,403
(1) Includes loans, leasing and other loans with credit characteristics.

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

b) Detail

Following is a detail, by loan type and status, borrower sector and interest rate formula, of the loans and advances to customers, which reflect the Bank’s exposure to credit risk in its core business, gross of impairment losses:

Thousands of Reais	2011	2010	2009

Loan borrower sector:
Commercial, financial and industrial	94,921,748	78,101,177	66,600,944
Real estate-construction	6,280,168	5,392,015	3,828,675
Real estate-mortgage	10,017,772	6,698,125	5,225,798
Installment loans to individuals	76,458,873	60,250,581	49,103,083
Lease financing	6,505,876	10,116,425	13,635,903
Total (1)	194,184,437	160,558,323	138,394,403
(1) It includes commercial credit, secured loans, reverse repurchase agreements, finance leases, other term loans and impaired assets.

Interest rate formula:
Fixed interest rate	133,503,436	98,669,915	90,663,927
Floating rate	60,681,001	61,888,408	47,730,476
Total	194,184,437	160,558,323	138,394,403

c) Impairment losses

The changes in the allowances for the impairment losses on the balances of “Loans and receivables” were as follows:

Thousands of Reais	2011	2010	2009

Balance at beginning of year	9,191,762	10,070,479	8,181,156
Impairment losses charged to income for the year	11,190,886	9,050,547	10,520,390
Of which:
Commercial, financial and industrial	2,943,221	3,097,195	3,071,839
Real estate-mortgage	97,472	70,538	27,531
Installment loans to individuals	7,972,084	5,780,316	7,197,954
Lease finance	178,109	102,498	223,066
Write-off of impaired balances against recorded impairment allowance	(9,202,812)	(9,929,264)	(8,631,067)
Of which:
Commercial, financial and industrial	(2,469,617)	(3,209,180)	(3,072,849)
Real estate-mortgage	(36,447)	(42,026)	(31,177)
Installment loans to individuals	(6,484,338)	(6,508,585)	(5,377,097)
Lease finance	(212,410)	(169,473)	(149,944)
Balance at end of year	11,179,836	9,191,762	10,070,479
Of which:
Loans and advances to customers	11,118,169	9,191,762	10,070,479
Loans and amounts due from credit institutions (Note 5.a)	61,667	-	-

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2011	2010	2009

Recoveries of loans previously charged off	1,809,337	817,635	537,509
Of which:
Commercial, financial and industrial	352,638	88,507	41,995
Real estate-mortgage	65,323	68,792	57,757
Installment loans to individuals	1,331,104	634,779	420,366
Lease finance	60,272	25,557	17,391

Taking into account these amounts recognized in “Impairment losses charged to income for the year” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$9,381,549 thousand in 2011, R$8,232,912 thousand in 2010, R$9,982,881 thousand in 2009.

d) Impaired assets

The detail of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to customers” and considered to be impaired due to credit risk is as follows:

Thousands of Reais	2011	2010	2009

Balance at beginning of year	9,348,648	9,899,884	7,730,464
Net additions	12,926,857	9,378,028	10,800,487
Written-off assets	(9,202,812)	(9,929,264)	(8,631,067)
Balance at end of year	13,072,693	9,348,648	9,899,884

This amount, after deducting the related allowances, represents the Bank’s best estimate of the fair value of the impaired assets.

Following is a detail of the financial assets considered to be impaired classified by age of the oldest past-due amount:

Thousands of Reais	2011	2010	2009

With no Past-Due Balances or Less than 3 Months Past Due	5,480,930	3,002,651	1,725,651
With Balances Past Due by
3 to 6 Months	2,473,485	2,450,311	2,813,568
6 to 12 Months	4,342,172	3,171,528	4,818,827
12 to 18 Months	445,032	372,151	493,371
18 to 24 Months	311,679	293,796	30,770
More than 24 Months	19,395	58,211	17,697
Total	13,072,693	9,348,648	9,899,884

Normally, the Bank writes-off its loans when they have arrears of more than 360 days. In the case of long term loans (over 3 years), they are written-off when they complete 540 days of delay. The loss is recorded in a compensation account for a minimum of 5 years and while not exhausted all procedures for collection.

e) Lease portfolio at present value

Thousands of Reais	2011	2010	2009

Gross investment in lease transactions	7,991,849	12,921,149	18,199,753
Lease receivables	5,720,996	8,721,847	11,165,564
Unrealized residual values (1)	2,270,853	4,199,302	7,034,189
Unearned income on lease	(5,570,537)	(8,496,306)	(10,858,258)
Offsetting residual values	(2,270,853)	(4,199,302)	(7,034,188)
Leased property and equipment	16,485,919	21,304,308	24,214,659
Accumulated depreciation	(11,346,459)	(12,324,135)	(10,041,819)
Excess depreciation	8,049,256	9,805,118	8,781,285
Losses on unamortized lease	198,119	166,451	154,887
Advances for guaranteed residual value	(7,050,545)	(9,107,457)	(9,824,700)
Other assets	19,127	46,599	44,284
Total	6,505,876	10,116,425	13,635,903
(1) Guaranteed residual value of lease agreements.

Leasing unrealized financial income (Income to appropriate related to Minimum payments to receive) is R$1,485,973 thousand (2010 - R$2,804,729 thousand and 2009 -R$4,563,850 thousand).

As of December 31, 2011, 2010 and 2009 there were no material agreements for lease contracts.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Breakdown by maturity

Gross investment in lease transactions

Thousands of Reais	2011	2010	2009

Overdue	214,378	322,851	339,103
Due to:
Up to 1 year	3,728,746	5,207,603	6,330,608
From 1 to 5 years	4,042,054	7,384,925	11,523,166
Over 5 years	6,671	5,770	6,876
Total	7,991,849	12,921,149	18,199,753

Report per lease portfolio maturity at present value

Thousands of Reais	2011	2010	2009

Overdue	143,337	228,222	258,589
Due to:
Up to 1 year	3,427,190	4,796,604	5,733,608
From 1 to 5 years	2,932,795	5,089,299	7,639,674
Over 5 years	2,554	2,300	4,032
Total	6,505,876	10,116,425	13,635,903

f) Transfer of financial assets with retention of risks and benefits

In December 2011, the Bank made a credit assignment with recourse amounting R$688,821 thousand, with retention of risks and benefits; this sale was not written off. The agreements and parts there of purpose of the assignment refer to real estate financing maturing up to October 2041. On December 31, 2011, the amount recorded on “Loans and advances to customers” referring to those assigned operations is R$686,587 thousand, and R$R$686,015 thousand of “Financial Liabilities Associated with the Transfer of Assets”.

The assignment operation was conducted with a co-obligation clause and the mandatory repurchase is provided for in the following events:

- agreements in default for longer than 90 consecutive days;
- agreements under renegotiation;
- agreements subject to portability, pursuant to Resolution 3,401 of the Brazilian Monetary Council (CMN);
- agreements subject to intervenience.

The amount of mandatory repurchase will be calculated based on the outstanding balance of credit duly updated on the date of said repurchase.

As of the date of assignment, the cash flows of assigned operations will be paid directly to the assigning entity.

10. Non-current assets held for sale

At December 31, 2011, 2010 and 2009, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets. The change in the "Non-current assets held for sale" is as follows:

Thousands of Reais	2011	2010	2009

Balance at beginning of year	167,526	355,285	291,002
Foreclosures loans and other assets transferred (1)	24,874,974	38,037	228,267
Sales (1) (2)	(24,819,126)	(225,796)	(183,195)
Acquired companies	-	-	19,211
Final balance, gross (3)	223,374	167,526	355,285
Impairment losses	(90,986)	(100,705)	(183,821)
Impairment as a percentage of foreclosed assets	40.73%	60.11%	51.74%
Balance at end of year	132,388	66,821	171,464

(1) In 2011, includes R$24,731,463 thousand of assets of Santander Seguros. Additionally, were sold R$22,349,428 thousand of liabilities directly associated with non-current assets held for sale of Santander Seguros. The assets and liabilities related to the sale of Santander Seguros (note 3.a) are presents at net by cash flow statement.
(2) Includes sale of administrative buildings, and in 2010, mainly related to the move to new headquarter.
(3) Refers mainly to buildings and vehicles due to executions of loans.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

11. Investments in associates

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates” (see note 2-b) is as follows:

Thousands of Reais		Participation %			Investments
	2011	2010	2009	2011	2010	2009

Norchem Holding e Negócios S.A.	21.75%	21.75%	21.75%	24,200	22,325	24,056
Norchem Participações e Consultoria S.A. (1)	50.00%	50.00%	50.00%	22,528	28,525	28,918
Companhia de Crédito, Financiamento e Investimento RCI Brasil (1) (6)	39.64%	39.58%	39.58%	132,514	106,939	101,303
Companhia de Arrendamento Mercantil RCI Brasil (1)	39.88%	39.88%	39.88%	232,017	202,825	189,088
Celta Holding S.A. (2)	-	-	26.00%	-	-	65,612
Cibrasec - Companhia Brasileira de Securitização (2)	13.64%	13.64%	13.64%	10,287	9,972	10,145
Estruturadora Brasileira de Projetos S.A. - EBP (2)	11.11%	-	-	679	-	-
Total				422,225	370,586	419,122

				Results from companies accounted for by the equity method
				2011	2010	2009

Norchem Holding e Negócios S.A. (3)				4,074	1,780	2,870
Norchem Participações e Consultoria S.A. (1) (3)				(2,973)	2,432	1,297
Companhia de Crédito, Financiamento e
Investimento RCI Brasil (1)				25,424	21,025	16,720
Companhia de Arrendamento Mercantil RCI Brasil (1)				29,102	18,017	13,133
Celta Holding S.A. (4)				-	522	4,267
ABN AMRO Brasil Dois Participações S.A. (5)				-	-	126,442
Companhia Brasileira de Meios de Pagamento - Visanet (5)				-	-	115,796
Cibrasec - Companhia Brasileira de Securitização (2) (3)				909	166	475
Estruturadora Brasileira de Projetos S.A. - EBP (2) (3)				(2,320)	-	-
Others (2)				-	-	14,414
Total				54,216	43,942	295,414
(1) Joint-controlled company.

(2) Although the participations was less than 20%, the Bank exercises control over the entity together with other major shareholders through a shareholders' agreement where no business decision can be taken by a single shareholder.

(3) Companies delayed by one month for the calculation of equity;
(4) Investment sold in 2010.
(5) Investment sold in 2009.
(6) The new composition of the Board of Directors is in approval process in the Bacen. Participation will be changed to 39.58% after approval of the Bacen.
(*) Associates companies do not have their shares listed on the Stock Exchange.
(**) The Bank does not have collateral with associates.
(***) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

b) Changes

The changes in the balance of this item were as follows:

Thousands of Reais				2011	2010	2009

Balance at beginning of year				370,586	419,122	633,595
Capital increase				6,107	-	-
Additions				2,999	-	-
Changes in the scope of consolidation				-	-	338,715
Disposals and capital reductions (1)				-	(59,267)	(698,988)
Effect of equity accounting				54,216	43,942	295,414
Dividends received/proposed				(11,975)	(33,211)	(153,181)
Other				292	-	3,567
Balance at end of year				422,225	370,586	419,122

(1) In 2009, the Bank made a disposal of investment of Companhia Brasileira de Meios de Pagamentos - (VisaNet), Tecban - Tecnologia Bancária S.A. and Companhia Brasileira de Soluções e Serviços - CBSS accounting a net gain of R$3,315 million recorded in Gains/losses on disposal of assets not classified as non-current asset held for sale.

c) Impairment losses

No impairment was accounted for with respect to investments in associates in 2011, 2010 and 2009.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Other disclosures

Following is a summary of the financial information on the associates (obtained from the information available at the reporting date).

Thousands of Reais	2011	2010	2009
Total assets	6,344,404	3,786,154	6,040,977
Total liabilities	5,190,461	2,721,128	5,087,708
Total revenues	1,389,839	1,087,588	605,491
Total profit	156,549	134,577	101,906

12. Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during fiscal years ended December 31, 2011, 2010 and 2009.

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

Thousands of Reais	Cost	Accumulated Depreciation	Impairment Losses	Net Balance

Land and buildings	2,098,622	(220,186)	(86,053)	1,792,383
IT equipment and fixtures	1,233,776	(747,826)	-	485,950
Furniture and vehicles	2,068,058	(644,622)	-	1,423,436
Balance at December 31, 2009	5,400,456	(1,612,634)	(86,053)	3,701,769

Land and buildings	2,226,175	(269,553)	(61,304)	1,895,318
IT equipment and fixtures	1,317,006	(852,129)	-	464,877
Furniture and vehicles	3,000,988	(844,337)	-	2,156,651
Works in progress and others	1,263	-	-	1,263
Balance at December 31, 2010	6,545,432	(1,966,019)	(61,304)	4,518,109

Land and buildings	2,409,478	(311,518)	(51,348)	2,046,612
IT equipment and fixtures	1,529,811	(999,913)	-	529,899
Furniture and vehicles	3,586,082	(1,157,120)	-	2,428,962
Works in progress and others	2,833	-	-	2,833
Balance at December 31, 2011	7,528,204	(2,468,550)	(51,348)	5,008,306

Changes

The changes in “Tangible assets” in the consolidated balance sheets were as follows:

Thousands of Reais		2011	2010	2009

Cost:
Balance at beginning of the year		4,518,109	3,701,769	3,829,074
Changes in the scope of consolidation (note 3)		(1,727)	-	4,072
Additions		1,074,509	1,319,869	1,815,803
Write-off		(22,102)	(15,356)	(1,552,876)
Depreciation		(570,132)	(487,626)	(447,138)
Impairment losses		9,642	1,317	4,566
Other net items		7	(1,864)	48,268
Balance at end of the year		5,008,306	4,518,109	3,701,769

The depreciation expenses has been included in the line item “Depreciation and amortization” in the income statement.

13. Intangible assets - Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and was allocated according to the operating segments (note 42).

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Based on the assumptions described above the tests carried out did not identify any impairment to goodwill in 2011, 2010 e 2009.

Thousands of Reais		2011	2010	2009

Breakdown:
Banco ABN Amro Real S.A.		27,217,565	27,217,565	27,217,565
Real Seguros Vida e Previdência (3)		-	1,094,671	1,094,671
Total		27,217,565	28,312,236	28,312,236

Operating segments:
Commercial Banking		27,217,565	27,217,565	27,217,565
Asset Management and Insurance		-	1,094,671	1,094,671
Total		27,217,565	28,312,236	28,312,236

		Commercial Banking		Asset Management and Insurance (3)
	2011	2010	2009	2010
Main assumptions:
Basis of valuation		Value in use: cash flows
Period of the projections of cash flows (1)	10 years	10 years	3 years	7 years
Growth rate	5.0%	5.0%	4.5%	5.0%
Discount rate (2)	15.2%	15.5%	15.2%	16.7%
(1) The projections of cash flow are prepared using internal budget and growth plans of the administration, based on historical data, market expectations and conditions such as industry growth, interest hate and inflation.
(2) The discount rate is calculated based on the capital asset pricing model (CAPM).

(3) In 2011, the amount of Real Seguros Vida and Previdência was redeemed based on the process of the sale of the Santander Seguros (note 3.a). In 2009, due to the merger of shares of Santander Seguros completed later this year and the result of calculating the economic value assessment made recently, the Bank has not detected and therefore not recognized losses for non-recovery of value (impairment).

Sensitivity test was carried out of the main premises, reasonable possible change, and was not identified any impairment to goodwill.

The changes of goodwill in December, 31 2011, 2010 and 2009 were as follows:

Thousands of Reais	2011	2010	2009

Balance at beginning of the year	28,312,236	28,312,236	27,488,426
Acquisitions:
Banco ABN Amro Real S.A. (1)	-	-	124,684
Real Seguros Vida e Previdência	-	-	1,094,671
Disposals:
Banco ABN Amro Real S.A. (2)	-	-	(395,545)
Real Seguros Vida e Previdência (3)	(1,094,671)	-	-
Balance at end of the year	27,217,565	28,312,236	28,312,236

(1) In 2009 includes the adjusted amount of R$124,684 thousand, related to fair value´s final determination, as allowed by IFRS 3.
(2) In 2009, includes the partial write-off of the goodwill on investments on ABN Amro Brasil Dois Participações S.A. and Companhia Brasileira de Meios de Pagamento - Visanet.
(3) In 2011, includes the write-off of the goodwill related to Real Seguros Vida e Previdência, due the sale of the all shares of Santander Seguros (note 3.a).

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

14. Intangible assets - Other intangible assets

a) Breakdown

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

Thousands of Reais	Estimated Useful Life	Cost	Accumulated Depreciation	Impairment Losses (1)	Net Balance

IT developments	3 years	1,711,000	(655,186)	(65,046)	990,768
Customer relationship	(2)	4,288,031	(1,468,512)	(742,101)	2,077,418
Other assets	Up to 5 years	237,517	-	-	237,517
Balance at December 31, 2009		6,236,548	(2,123,698)	(807,147)	3,305,703

IT developments	3 years	2,405,493	(782,054)	(64,695)	1,558,744
Customer relationship	(2)	4,616,136	(2,033,146)	(740,748)	1,842,242
Other assets	Up to 5 years	249,397	-	-	249,397
Balance at December 31, 2010		7,271,026	(2,815,200)	(805,443)	3,650,383

IT developments	3 years	2,981,909	(985,676)	(335)	1,995,898
Customer relationship	(2)	4,514,257	(1,874,746)	(623,392)	2,016,119
Other assets	Up to 5 years	205,498	-	-	205,498
Balance at December 31, 2011		7,701,664	(2,860,422)	(623,727)	4,217,515

(1) Includes impairment loss of the asset recorded for the purchase of the payroll of public entities. This loss was recognized due to: (i) change in the law of the portability of the current account that allowed customers to choose the bank which they want to receive their salaries, (ii) reduction on the market value of payrolls And (iii) contracts termination history.
(2) Includes accrued payments related to the commercial partnership contracts with the private and public sectors to secure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. Banco Real’s customer relationship is amortized in 10 years and exclusivity contracts for provision of banking services are amortized over the term of the respective agreements.

b) The changes in “Other intangible assets” were as follows:

Thousands of Reais	2011	2010	2009

Balance at beginning of year	3,650,383	3,305,703	3,506,861
Change in the scope of consolidation (note 3.a)	(2,754)	-	8,296
Additions/Disposals	1,478,802	1,086,208	1,466,411
Amortization	(891,902)	(749,784)	(801,474)
Impairment losses (1)	(17,070)	(813)	(859,216)
Other net changes	56	9,069	(15,175)
Balance at end of year	4,217,515	3,650,383	3,305,703

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

The amortization expenses has been included in the line item “Depreciation and amortization” in the income statement.

15. Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousands of Reais	2011	2010	2009

Prepayments and accrued income	641,098	870,276	1,059,738
Contractual guarantees of former controlling stockholders (Note 22.d iv)	992,687	-	-
Actuarial asset (Note 22.b)	86,751	-	-
Other receivables	966,207	1,042,725	811,699
Total	2,686,743	1,913,001	1,871,437

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

16. Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousands of Reais	2011	2010	2009

Classification:
Other financial liabilities at fair value through profit or loss	-	-	1,795
Financial liabilities at amortized cost	51,527,021	42,391,572	21,195,959
Total	51,527,021	42,391,572	21,197,754

Type:
Demand deposits (1)	133,567	344,072	195,081
Time deposits (2)	27,022,696	28,867,406	20,838,179
Repurchase agreements	24,370,758	13,180,094	164,494
Total	51,527,021	42,391,572	21,197,754

Currency:
Reais	33,811,322	26,794,663	10,706,908
Euro	437,811	307,022	236,572
US dollar	15,141,075	14,065,828	10,004,349
Other currencies	2,136,183	1,224,059	249,925
Total	51,527,021	42,391,572	21,197,754
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

Note 41-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

17. Customer deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousands of Reais	2011	2010	2009

Classification:
Financial liabilities at amortized cost	174,473,891	167,949,201	149,440,156
Total	174,473,891	167,949,201	149,440,156

Type:
Demand deposits
Current accounts (1)	13,561,003	16,131,836	15,139,942
Savings accounts	23,293,434	30,303,463	25,216,924
Time deposits	83,941,820	68,916,301	74,633,544
Repurchase agreements	53,677,634	52,597,601	34,449,746
Total	174,473,891	167,949,201	149,440,156
(1) Non-interest bearing accounts.

Note 41-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

18. Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousands of Reais	2011	2010	2009

Classification:
Financial liabilities at amortized cost	38,590,423	20,086,645	11,439,010
Total	38,590,423	20,086,645	11,439,010

Type:
Real estate credit notes - LCI	8,550,108	7,614,891	5,985,385
Bonds and other securities	6,539,765	3,351,137	2,850,777
Treasury Bills (1)	19,926,031	6,638,936	-
Securitization notes (MT100) (2)	2,152,543	1,577,181	1,371,588
Agribusiness credit notes - LCA	1,341,232	904,500	1,231,260
Debenture (3)	80,744	-	-
Total	38,590,423	20,086,645	11,439,010

(1) In 2010, National Monetary Council (CMN) allowed financial institutions to issue Treasury Bills. This instrument can be used to expand the long-term financing market; its main features are: minimum term of two years, minimum notional amount of R$300 thousand and only 5% of the issued amount may be early redeemed by the issuer. On December 31, 2011, have a maturity between 2012 to 2016.
(2) Issuance of bonds tied to the right to receive of future flow of payment orders receivable from foreign correspondent banks.
(3) Debentures issued with remuneration indexed CDI + 1.77%p.a. interest rate and maturity November 21, 2012, issued by subsidiaries MS Participações Societárias S.A.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The breakdown, by currency, of the balance of this account is as follows:

	Thousands of Reais			Average interest (%)
Currency:	2011	2010	2009	2011	2010	2009

Reais	32,681,252	16,174,057	9,718,114	10.2%	10.5%	9.0%
US dollar	5,608,368	3,905,890	1,671,530	3.8%	2.4%	3.3%
Swiss Francs	300.803	-	-	3.0%	-	-
Euro	-	6,698	49,366	-	0.3%	0.4%
Total	38,590,423	20,086,645	11,439,010	8.8%	10.4%	7.9%

The changes in the balance of Marketable debt instruments were as follows:

Thousands of Reais				2011	2010	2009

Balance at beginning of the period				20,086,645	11,439,010	12,085,655
Issues				29,501,246	21,402,252	14,746,518
Payments				(14,895,052)	(12,828,958)	(16,080,145)
Interest (Note 30)				3,226,644	1,212,962	1,047,750
Exchange differences and Others				670,940	(1,138,621)	(360,768)
Balance at end of the period				38,590,423	20,086,645	11,439,010

At December 31, 2011, 2010 and 2009, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

A note 41-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in each year.

The breakdown of "Bonds and other securities" were as follows:

	Issuance	Maturity	Currency	Interest rate (p.a)	2011	2010	2009
Eurobonds	March-11	March-14	R$	Libor + 2.1%	2,252,536	-	-
Eurobonds	April and November-10	April-15	US$	4.5%	1,617,341	1,447,210	-
Eurobonds	January and June-11	January-16	US$	4.3%	1,608,424	-	-
Eurobonds	November-05	November-13	R$	17.1%	333,182	471,849	471,849
Eurobonds	June-11	December-14	CHF$ (2)	3.1%	300,803	-	-

Eurobonds	December-10	December-11	US$	Zero Cupom	-	730,948	-
Eurobonds	March-05	March-13	R$	17.0%	169,223	169,299	169,299

Eurobonds	December-11	January-12	US$	Zero Cupom	73,017	-	-
Eurobonds (1)	June-07	May-17	R$	FDIC	28,196	31,347	25,676
Eurobonds	February-05	February-10	R$	16.2%	-	-	803,154
Structured notes	April-09	April-10	R$	102.5% CDI	-	-	179,494
Others					157,043	500,484	1,201,305
Total					6,539,765	3,351,137	2,850,777
(1) Indexed to Credit Event Notes.
(2) Swiss Francs.

The composition of "securitization notes - MT100" is as follows:

	Issuance	Maturity	Currency	Interest rate (p.a)	2011	2010	2009

Series 2004-1 (1)	September-04	September-11	US$	5.5%	-	33,457	334,070
Series 2008-1 (1)	May-08	March-15	US$	6.2%	265,203	294,133	336,599
Series 2008-2 (1) (2)	August-08	September-17	US$	Libor (6 months) + 0.8%	753,126	668,916	524,595
Series 2009-1 (1) (3)	August-09	September-14	US$	Libor (6 months) + 2.1%	94,494	83,924	87,752
Series 2009-2 (1) (4)	August-09	September-19	US$	6.3%	95,435	84,771	88,572
Series 2010-1 (1) (5)	December-10	March-16	US$	Libor (6 months) + 1.5%	471,594	411,980	-
Series 2011-1 (1) (6)	May-11	March-18	US$	4.2%	189,790	-	-
Series 2011-2 (1) (7)	May-11	March-16	US$	Libor (6 months) + 1.4%	282,901	-	-
Total					2,152,543	1,577,181	1,371,588
(1) With charges payable semiannually.
(2) Principal is payable in 6 semiannual installments from March, 2015 (the period of this series was extended by three years in August, 2011).
(3) The principal will be paid semiannually in 6 installments from March 2012.
(4) The principal will be paid semiannually in 14 installments from March 2013.
(5) The principal will be paid semiannually in 7 installments from March 2013.
(6) The principal will be paid semiannually in 9 installments from March 2014.
(7) The principal will be paid semiannually in 5 installments from March 2014.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

19. Subordinated liabilities

The detail of the balance of “Subordinated liabilities” is as follows:

Thousands of Reais

	Issuance	Maturity (1)	Amount (millions)	Interest rate	2011	2010	2009

Subordinated Certificates	June-06	July-16	R$1.500	105.0% CDI	2,801,102	2,495,990	2,263,856
Subordinated Certificates (4) (6)	March-09	March-19	R$1.507	13,8%	-	-	1,667,219
Subordinated Certificates			R$850	104.5% CDI	1,516,018	1,351,627	1,226,492
	October-06	September-16
Subordinated Certificates	July-07	July-14	R$885	104.5% CDI	1,427,982	1,273,137	1,155,269

Perpetual Bonds (5)(6)	September-05	Indeterminate	US$500	8,7%	-	-	870,259
				100.0% CDI +
Subordinated Certificates	April-08	April-13	R$600	1.3%	920,870	814,922	733,444
				100.0% CDI +
Subordinated Certificates	April-08	April-13	R$555	1.0%	848,876	753,066	679,443
	July-06 to	July-16 to July-
Subordinated Certificates	October-06	18	R$447	104.5% CDI	822,956	733,718	665,790
Subordinated Certificates	January-07	January-13	R$300	104.0% CDI	516,217	460,494	418,055
				100.0% CDI +
Subordinated Certificates	August-07	August-13	R$300	0.4%	482,026	430,041	390,192
Subordinated Certificates	January-07	January-14	R$250	104.5% CDI	431,194	384,437	348,846
	May-08 to	May-13 to May-
Subordinated Certificates	June-08	18	R$283	CDI (2)	422,628	374,705	338,366
	May-08 to	May-13 to
Subordinated Certificates	June-08	June-18	R$268	IPCA (3)	431,919	372,952	325,676
Subordinated Certificates (1)			R$100	120.5% CDI	146,183	128,062	114,490
	November-08	November-14
Subordinated Certificates (1)	February-08	February-13	R$85	IPCA +7.9%	140,373	121,954	107,048
Total					10,908,344	9,695,105	11,304,445

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

The detail by currency, of the balance of “Subordinated liabilities” is as follows:

	Thousands of Reais			Average Interest Rate (%)
Currency:	2011	2010	2009	2011	2010	2009

Reais	10,908,344	9,695,105	10,434,186	11.2%	10.9%	9.7%
US Dollar	-	-	870,259	-	-	8.7%
Total	10,908,344	9,695,105	11,304,445	11.2%	10.9%	9.7%

The changes in “Subordinated liabilities” were as follows:

				2011	2010	2009

Balance at beginning of year				9,695,105	11,304,445	9,197,429
Issues				-	-	1,507,000
Subordinated Certificates (maturity in May 2019 and 13.5% fixed interest rate)				-	-	1,507,000
Payments				-	(2,598,938)	(159,905)
Redemption
Subordinated Certificates (maturity in May 2019 and 13.5% fixed interest rate)				-	(1,680,461)	-
Perpetual Non-Cumulative Junior Subordinated Securities (indeterminate maturity 8.7% fixed interest rate and amount of issuance U$500 million)				-	(879,294)	-
Interest payments				-	(39,183)	(159,905)
Interest (Note 30)				1,213,239	999,423	1,076,557
Foreign exchange				-	(9,825)	(316,636)
Balance at end of year				10,908,344	9,695,105	11,304,445

Note 41-d contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

20. Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousands of Reais				2011	2010	2009

Credit card obligations				11,000,043	7,332,714	5,293,202
Unsettled financial transactions				1,914,897	2,370,678	2,060,835
Dividends payable				1,182,284	2,166,714	1,623,885
Tax collection accounts - Tax payables				579,413	621,510	482,544
Liability associated with the transfer of assets (Note 9.f)				686,015	-	-
Other financial liabilities				589,355	726,632	727,698
Total				15,952,007	13,218,248	10,188,164

Note 41-d contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.

21. Liabilities for insurance contracts

In 2010 and 2009 consisted mainly of technical provisions - Individual Life and Life covering survival (note 3.a).

22. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais				2011	2010	2009

Provisions for pensions and similar obligations				1,246,040	1,190,108	1,096,799
Provisions for judicial and administrative proceedings, commits and other provisions				8,269,255	8,205,053	8,383,463
Of which:
Provisions for judicial and administrative proceedings, commitments and other provisions (1)				7,276,568	8,205,053	8,383,463
Provisions for judicial and administrative proceedings under the responsibility of former controlling stockholders (note 22.d iv)				992,687	-	-
Total				9,515,295	9,395,161	9,480,262
(1) Includes mainly provisions for taxes and others legal, civil and labor contingencies.

b) Changes

The changes in “Provisions” were as follows:

Thousands of Reais	2011			2010

	Pensions	Other Provisions (1)	Total	Pensions	Other Provisions (1)	Total

Balance at beginning of year	1,190,108	8,205,053	9,395,161	1,096,799	8,383,463	9,480,262
Net change in the scope of consolidation (Note 3.a)	-	(127,419)	(127,419)	-	-	-
Additions charged to income:
Interest income and similar charges (Note 29)	(55,103)	-	(55,103)	-	-	-
Interest expense and similar charges (Note 30)	145,181	-	145,181	156,419	-	156,419
Personnel Expenses (Note 37.a & 22.d)	19,460	-	19,460	16,212	-	16,212
Additions to provisions (2)	118,502	2,942,961	3,061,463	179,265	1,795,061	1,974,326
Payments to pensioners and early retirees with a charge to internal provisions	(39,596)	-	(39,596)	(38,200)	-	(38,200)
Payments to external funds	(219,263)	-	(219,263)	(220,387)	-	(220,387)
Amount used	-	(2,672,142)	(2,672,142)	-	(2,233,557)	(2,233,557)
Transfer to other assets - actuarial assets (Note 15)	86,751	-	86,751	-	-	-
Transfers, exchange differences and other changes	-	(79,198)	(79,198)	-	260,086	260,086
Balance at end of year	1,246,040	8,269,255	9,515,295	1,190,108	8,205,053	9,395,161

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2009
	Pensions	Other Provisions (1)	Total

Balance at beginning of year	1,078,916	7,836,329	8,915,245
Net change in the scope of consolidation	-	96,459	96,459
Additions charged to income:
Interest expense and similar charges (Note 30)	100,567	-	100,567
Personnel Expenses (Note 37.a & 22.d)	36,534	-	36,534
Additions to provisions	43,464	3,437,229	3,480,693
Payments to pensioners and early retirees with a charge to internal provisions	(35,752)	-	(35,752)
Payments to external funds	(130,095)	-	(130,095)
Amount used (3)	-	(2,726,181)	(2,726,181)
Transfers, exchange differences and other changes	3,165	(260,373)	(257,208)
Balance at end of year	1,096,799	8,383,463	9,480,262

(1) Includes, primarily, legal obligations, tax and social security, labor and civil contingencies.

(2) In the fourth quarter of 2011 were made up an additional R$648.7 million provision for labor proceedings concerning the Bank's initiative to accelerate the agreements in order to reduce the volume of open cases. Alongside this, the Bank has been working strongly in the prevention of labor disputes, with improvements in controls journey governance in outsourcing, among other measures.
(3) In 2009, includes payment for the adhesion to the program of installments and payment of tax, debts and social security established by Law 11,941/2009. The main processes included in this program were: (i) Deductibility of CSLL, in which the Conglomerate Santander's entities were claiming the deduction of CSLL in the calculation of IRPJ. (ii) CSLL equal tax treatment lawsuit filed by several companies of the Conglomerate Santander's entities challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%) and (iii) Concurrency IRPJ, in which ABN Leasing intended to reconcile for income tax depreciation expense in the same period of leasing revenue recognition. Considering the regulations established in this Law, the accounting effects in the case of processes including tax and social security in the form of cash payments were recorded at the time of joining the program.

c) Provisions for pensions and similar obligations

i. Supplemental Pension Plan

The Banco Santander and its subsidiaries sponsor private pension entities and plans exclusive to employees and former employees, pension funds and cash assistance with the purpose of providing retirement and pension benefits that supplement those provided by the government, as defined in the basic regulations of each plan.

• Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

- defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

- Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year. Plan is closed to new entrants since June 3, 2005.

- Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until after May 22, 1975.

- Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

- Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life.

- Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in the form of defined benefit. Plan is closed to new entrants since July 23, 2010.

• Sanprev - Santander Associação de Previdência (Sanprev)

- Plan I: defined benefit plan, established on September 27, 1979, covering employees of the sponsor enrolled in the plan and is in process of termination since June 30, 1996.

- Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

- Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

• Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

Fundação América do Sul de Assistência e Seguridade Social (Fasass): In July, 2009, after the approval of the Supplementary Pension Plan Secretariat (SPC), the individual reserves of defined benefit and variable contribution private pension plans, under the responsibility of Fasass, were transferred to the private pension plan company which is not a member of the Santander Group. The purpose of this operation is to offer to the assisted members and beneficiaries the option of receiving a benefit equivalent to that of the PGBL (pension plan similar to a life insurance), in view of the cancellation of the sponsorship by the Bank, approved by SPC on February 27, 2009. For the members who joined the new plans (PGBLs), Banco Santander transferred R$26,963 thousand, to form the Mathematical Reserve for Benefits Granted.

Previban - Previdência Privada Paraiban (Previban): In March de 2009, the withdrawal of Previban sponsoring was completed with the settlement of R$213 thousand in actuarial obligations.

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

• Nominal discount rate for actuarial obligation:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 10.4% (2010 - 10.7% and 2009 - 11.1%).

• Expected rate of return on plan assets:

- Banesprev - Plan I - 10.9% (2010 - 11.3% and 2009 -12.1%).
- Banesprev - Plan II - 12.4% (2010 - 11.1% and 2009 -12.5%).
- Banesprev - Plan III - 12.4% (2010 - 11.3% and 2009 -12.5%).
- Banesprev - Plan IV - 10.7% (2010 - 12.2% and 2009 -10.6%).
- Banesprev - Supplementary retirement and pension plan - 10.7% (2010 - 11.4% and 2009 -11.1%).
- Banesprev - Plan V - 10.7% (2010 - 11.0% and 2009 - 10.8%).
- Sanprev - 10.6% (2010 - 11.1% and 2009 - 10.6%).
- Bandeprev - 10.5% (2010 - 11.0% and 2009 -10.0%).
- SantaderPrevi - 10.7% (2010 - 10.8% and 2009 - 9.7%).
- Other Plans: null - the plan does not have assets.

• Estimated long-term inflation rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 4.4% (2010 - 4.4% and 2009 - 4.2%).

• Estimate salary increase rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans - 4.9% (2010 - 4.9% and 2009 - 4.7%).

iii. Health and Dental Care Plan

• Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

The funding status of the defined benefit obligations in 2011 and in the last 4 years are as follows:

Thousands of Reais	2011	2010	2009	2008	2007

Present value of the obligations - Post-employment plans:
To current employees	1,312,325	1,212,603	1,078,765	954,321	798,056
Vested obligations to retired employees	15,268,283	14,009,689	12,644,915	11,676,568	9,205,628
	16,580,608	15,222,292	13,723,680	12,630,889	10,003,684
Less:
Fair value of plan assets	15,051,746	14,522,452	13,324,387	12,390,745	10,117,296
Unrecognized actuarial (gains)/losses	1,181,202	439,175	223,152	(180,135)	(576,868)
Unrecognized assets (1)	(525,613)	(581,833)	(619,308)	(378,950)	(314,201)
Unrecognized past service cost	-	-	358	-	-
Provisions – Post-employment plans, net	873,273	842,498	795,091	799,229	777,457

Present value of the obligations - Other similar obligations:
To current employees	601,549	530,858	23,053	26,806	-
Vested obligations to retired employees	4,569,371	3,759,378	3,842,505	2,684,670	2,786,207
To beneficiaries of early retirement	-	-	-	44	181
	5,170,920	4,290,236	3,865,558	2,711,520	2,786,388
Less:
Fair value of plan assets	4,535,896	4,142,589	3,683,450	2,897,569	2,782,114
Unrecognized actuarial (gains)/losses	447,397	(6,600)	282,858	(223,100)	148,346
Unrecognized assets (1)	(98,389)	(193,363)	(402,457)	(242,636)	(144,254)
Provisions – Other similar obligations, net	286,016	347,610	301,707	279,687	182

Total provisions for pension plans, net	1,159,289	1,190,108	1,096,798	1,078,916	777,639
Of which:
Actuarial provisions	1,246,040	1,190,108	1,096,799	1,078,916	777,639
Actuarial assets (note 15)	86,751	-	-	-	-
(1) Refers to fully funded plans Banesprev I, III and IV, Sanprev I,II and III, Bandeprev and Plasas.

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

Thousands of Reais		Post-Employment Plans
	2011	2010	2009	2008	2007

Current service cost (note 37 & 22.b)	19,460	16,212	22,051	21,284	24,745
Interest cost	1,561,367	1,460,199	1,362,265	1,362,586	1,195,156
Expected return on plan assets	(1,543,051)	(1,337,358)	(1,291,696)	(1,278,663)	(1,082,537)
Extraordinary charges:
Actuarial (gains)/losses recognized in the year	135,628	61,699	36,552	16,726	8,305
Past service cost	-	-	57	-	-
Early retirement cost	89	32	-	-	-
Total	173,493	200,784	129,229	121,933	145,669

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais		Other Similar Obligations
	2011	2010	2009	2008	2007

Current service cost (note 37 & 22.b)	-	-	14,483	23,776	13,732
Interest cost	445,405	424,157	307,459	311,758	269,275
Expected return on plan assets	(469,625)	(390,579)	(277,461)	(304,244)	(269,275)
Extraordinary charges:
Actuarial (gains)/losses recognized in the year	2,310	58,958	6,857	-	-
Early retirement cost	38,335	58,576	-	1,633	8,426
Total	16,425	151,112	51,338	32,923	22,158
The changes in the present value of the accrued defined benefit obligations were as follows:

Thousands of Reais		Post-Employment Plans
	2011	2010	2009	2008	2007

Present value of the obligations at beginning of year	15,222,292	13,723,680	12,630,889	10,003,684	8,732,563
Changes in the scope of consolidation	-	-	-	1,372,869	-
Current service cost	19,460	16,212	22,051	21,284	24,745
Interest cost	1,561,367	1,460,199	1,362,265	1,362,586	1,195,156
Early retirement cost	89	32	-	-	-
Benefits paid	(1,171,279)	(1,064,412)	(1,394,064)	(922,771)	(843,702)
Actuarial (gains)/losses	924,447	1,085,254	1,102,539	931,691	989,648
Others	24,232	1,327	-	(138,454)	(94,726)
Present value of the obligations at end of year	16,580,608	15,222,292	13,723,680	12,630,889	10,003,684

Thousands of Reais		Other Similar Obligations
	2011	2010	2009	2008	2007

Present value of the obligations at beginning of year	4,290,236	3,865,558	2,711,520	2,786,388	2,047,784
Changes in the scope of consolidation	-	-	-	291,755	-
Current service cost	-	-	14,483	23,776	13,732
Interest cost	445,405	424,157	307,459	311,758	269,275
Early retirement cost	(4,411)	1,026	-	1,633	8,426
Benefits paid	(220,030)	(177,674)	(178,875)	(157,266)	(157,685)
Actuarial (gains)/losses	633,116	132,301	1,010,971	(539,867)	651,450
Other	26,604	44,868	-	(6,657)	(46,594)
Present value of the obligations at end of year	5,170,920	4,290,236	3,865,558	2,711,520	2,786,388

The changes in the fair value of the plan assets were as follows:

Thousands of Reais		Post-Employment Plans
	2011	2010	2009	2008	2007

Fair value of plan assets at beginning of year	14,522,452	13,324,387	12,390,745	10,117,296	3,745,220
Changes in the scope of consolidation (1)	-	-	-	1,574,595	-
Expected return on plan assets	1,543,051	1,337,358	1,291,696	1,278,663	1,082,537
Actuarial gains/(losses)	(16,316)	778,074	684,445	230,194	1,373,486
Contributions	173,838	129,051	106,837	83,055	4,730,968
Of which:
By the Bank (2)	153,744	108,501	84,495	67,513	4,712,879
By plan participants	20,094	20,550	22,341	15,542	18,089
Benefits paid	(1,171,279)	(1,051,854)	(1,149,336)	(893,058)	(814,915)
Exchange differences and other items	-	5,436	-	-	-
Fair value of plan assets at end of year	15,051,746	14,522,452	13,324,387	12,390,745	10,117,296

Thousands of Reais			Other Similar Obligations
	2011	2010	2009	2008	2007

Fair value of plan assets at beginning of year	4,142,589	3,683,450	2,897,569	2,782,114	2,430,500
Changes in the scope of consolidation (1)	-	-	-	93,401	-
Expected return on plan assets	469,625	390,579	277,461	304,244	269,275
Actuarial gains/(losses)	94,361	188,771	638,240	(169,057)	169,143
Contributions	64,878	58,833	42,751	41,487	42,860
Of which:
By the Bank (2)	59,576	53,944	37,635	36,021	36,184
By plan participants	5,301	4,889	5,116	5,466	6,676
Benefits paid	(218,173)	(192,371)	(172,571)	(153,225)	(129,664)
Exchange differences and other items	(17,384)	13,327	-	(1,395)	-
Fair value of plan assets at end of year	4,535,896	4,142,589	3,683,450	2,897,569	2,782,114
(1) In 2008, refers mainly to Banco Real.
(2) In 2007, includes the initial transfer and the monthly amounts paid to Banesprev for the plan V.

In 2012 the Bank expects to make contributions to fund these obligations for amounts similar to those made in 2011.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The main categories of plan assets as a percentage of total plan assets are as follows:

	2011	2010	2009	2008	2007

Equity instruments	2.77%	5.05%	2.55%	5.47%	8.66%
Debt instruments	93.38%	92.91%	96.58%	92.85%	89.33%
Properties	0.50%	0.47%	0.12%	0.10%	0.01%
Other	3.36%	1.57%	0.75%	1.58%	2.00%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The following table shows the estimated benefits payable at December 31, 2011 for the next ten years:

Thousands of Reais

2012					1,472,012
2013					1,553,172
2014					1,631,184
2015					1,712,929
2016 to 2020					12,052,042
Total					18,421,339

Presumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the effects as follows:

Thousands of Reais	Sensitivity
	(+) 1.0% increase	(-) 1.0% decrease

Effect on current service cost and interest on actuarial liabilities	4,723	(3,544)
Effects on present value of obligation	841,994	(683,696)

d) Provisions for judicial and administrative proceedings, commitments and other provisions

i. Legal obligations and tax and social security contingencies (probable loss risk)

The main judicial and administrative proceedings involving tax and social security that remains are:

• PIS and Cofins - R$6,833,010 thousand (2010 - R$5,119,731 thousand and 2009 - R$3,734,078 thousand): lawsuit filed by several companies of the conglomerate against the provisions of Law 9,718/98, pursuant to which PIS and COFINS must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court, PIS and Cofins were levied only on revenues from services and sale of goods.

• CSLL - equal tax treatment - R$49,314 thousand (2010 - R$278,194 thousand and 2009 - R$258,985 thousand) - lawsuits filed by several companies of the Group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%). These proceedings were not subject of the application of Law 11,941/2009.

•IncreaseinCSLLtax rate - R$979,938 thousand (2010 - R$848,734 thousand and 2009 - R$548,550 thousand) - The Bank and other companies of the Group filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11,727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

• Service Tax (ISS) - Financial Institutions - R$542,443 thousand (2010 - R$473,371 thousand and 2009 - R$268,845 thousand): refers to discussions to administrative and judicial proceedings against several counties require the payment of ISS on several revenues from operations that are not usually qualified as service on several companies of the Consolidated.

• Social Security Contribution (INSS) - R$288,137 thousand (2010 - R$259,526 thousand and 2009 - R$209,045 thousand): refers to discussions to administrative and judicial proceedings seeking collection of social security contribution and education allowance on amounts that normally are not considered as wage which is the basis for application of the percentage of Social Security contribution on several companies of the Consolidated.

ii. Provisions for judicial and administrative proceedings - labor lawsuits

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

ii. Provisions for judicial and administrative proceedings - civil lawsuits

Refer to judicial proceedings related to civil lawsuits classified, are:

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

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. Banco Santander is also party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) position’s by the moment is against the banks. The Supreme Court is still analyzing the subject and has already ordered the suspension of all cases except those which have not yet been judged or those which are in an execution stage. The Supreme Court has decided favorably to the banks in similar cases involving CDBs (Bank Deposit Certificates) and the revision of agreements (Tablita). However it has not definitively decided about the constitutionality of the rules involving Economic Plans. On April 14, 2010, the Superior Court decided that the period of prescription for class actions regarding Economic plans is five years from each Economic Plan dates. With this decision, most actions, such as were proposed after a period of 5 years will probably be dismissed, reducing the involved values. Still, in October 2011 the Supreme Court decided that the deadline for individual savers qualify in civil class actions, it is also five years, counted from the res judicata of the respective sentence. Banco Santander believes that its defense’s arguments can be well succeed.

iv. Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$969,485 thousand, R$14,150 thousand and R$9,052 thousand (2010 - R$455,841 thousand, R$30,764 thousand and R$7,180 thousand and 2009 - R$430,357 thousand, R$61,141 thousand and R$33,601 thousand), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of integral reimbursement by the former controlling stockholders, whose respective rights were recorded under other assets.

v. Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, civil and labor matters assessed by legal counsels as possible losses, which were not accounted for. The main lawsuits are:

• CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços de Informática S.A. and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMFat zero rate. The Board of Tax Appeals (CARF) judged the administrative proceedings, annulling the infraction notice of Santander DTVM and maintaining the infraction notice of the Bank. All these administrative proceedings are pending of decisions at the end of their resources to the last instance of CARF. The updated amount of each proceeding is approximately R$564 million.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - The Federal Revenue Service issued infraction notices against Banco Santander, whose objects are the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the former controlling shareholder of the Bozano Simonsen group arising from acts of management responsibility, which payments were paid by the consolidated entities. The tax authority deemed the amounts deposited on behalf of these entities to be taxable income and not reimbursements. In December 2011 the CARF judged the administrative process for the 2002 base period (R$438.7 million), offsetting the full assessment notice. The decision may be appealed by the Authority by the last instance of CARF. The updated amount is approximately R$644 million.

• Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. At these moment, awaits the decision on the appeal trial by the Union. The updated amount involved is approximately R$422 million.

• Credit Losses - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of credit losses once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$335 million.

• CSLL - equal tax treatment - Constitutional Amendment 10 from 1996 - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. The adjusted amount involved is approximately R$108 million.

• CSLL - Favorable and unappealable decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The Bank has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7,689/1988 and Law 7,787/1989 in the period required by Federal Revenue Service. The updated amount involved is approximately R$170 million.

• IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued a tax assessment against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging  income tax and social contribution  related to 2005 tax year, their understanding was that the capital gain should be paid on tax rate an aliquot of lower than supposed due on the sale of  the Real Seguros S.A. and Real Vida e Previdência S.A by AAB Dois Par . The assessment  was appealed at the administrative level as the Company understanding is that the tax treatment adopted in the transaction was in compliance with the current  tax law and the capital gain was properly taxed. The administrative process is to be trial. Banco Santander is responsible for any adverse outcome in this process as a former controlling stock holders of Santander Seguros. The amount involved is R$212 million.

• INSS on Profit Sharing (PLR) - refers to administrative and legal proceedings arising from tax assessments, which aim to collect social security contributions on payments made by the Bank and the consolidated companies, as a PLR. The Tax Authorities have concluded that the requirements were not met the law. Against these charges were brought the applicable appeals, because the Management believes that all procedures have been adopted under the law to characterize the nature of payment of PLR. The updated amount involved is approximately R$273 million.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Semiannual Bonus or Profit Sharing - Labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Banco Santander has filed an appeal, which the admissibility of the Supreme Court has been granted. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

23. Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousands of Reais	2011	2010	2009

Operating profit before tax, net of profit sharing	8,910,536	9,996,503	8,137,129
Interest on capital (1)	(1,550,000)	(1,760,000)	(825,122)
Unrealized profits	(914)	(6,614)	(4,707)
Income before taxes	7,359,622	8,229,889	7,307,300
Rates (25% income and contribution tax and 15% social contribution tax)	(2,943,849)	(3,291,956)	(2,922,920)
PIS and COFINS (net of income and social contribution taxes) (2)	(1,037,570)	(856,107)	(993,057)
Permanent differences:
Equity in subsidiaries	21,687	17,577	118,166
Goodwill(3)	1,241,381	1,391,527	1,462,386
Exchange variation - foreign branches (4)	767,921	(196,941)	(634,492)
Adjustments:
Constitution of income and social contribution taxes on temporary differences	602,394	165,083	195,529
Effects of change in rate of social contribution taxes (5)	9,439	19,911	29,140
Other adjustments	183,915	136,977	116,083
Income and social contribution taxes	(1,154,683)	(2,613,929)	(2,629,165)
Of which:
Current tax	(2,732,999)	(2,501,876)	(3,650,660)
Deferred taxes	1,578,316	(112,053)	1,021,495
Taxes paid in the year	(1,932,317)	(1,043,419)	(1,973,257)

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
(3) The difference between the tax basis and accounting basis of goodwill on acquisition of Banco ABN Amro Real S.A. is a difference of a permanent nature and definitive, since the possibility of future use of resources to settle a tax liability is considered remote by the Administration in this case the possibility of loss on impairment or disposal only applies to the entity as a whole and according to the characteristics of the business combination performed, it is not possible to segregate and identify the business originally acquired. Therefore, amortization of goodwill tax creates a permanent differences and there is not record of the deferred tax liability (note 45).
(4) Relates to gain (net loss in 2010 and 2009) arising from the economic hedge of the Bank’s position in Cayman, which is a non-autonomous subsidiary, offset by a loss (gain in 2010 and 2009) recorded on “Gain/Losses on Financial Assets and Liabilities (Net)” (note 34), the latter being taxable/deductible.
(5) Effect of rate differences for the other non-financial corporations, which the social contribution tax rate is 9%.

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousands of Reais	2011	2010	2009
Operating profit before tax	8,910,536	9,996,503	8,137,129
Income tax	1,154,683	2,613,929	2,629,165
Effective tax rate (1)	12.96%	26.15%	32.31%

(1) In 2011, 2010 and 2009, considering the tax effect of the exchange variation over foreign branches and the economic hedge, accounted in the Gains (losses) on financial assets and liabilities (net) (note 34) the effective tax rate would have been 23.5%, 23.2% and 25%, respectively.

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousands of Reais	2011	2010	2009

Tax credited to equity	97,498	94,911	149,851
Measurement of available-for-sale securities	97,498	90,888	-
Measurement of cash flow hedges	-	4,023	149,851
Tax charged to equity	(852,474)	(692,881)	(568,155)
Measurement of available-for-sale securities	(845,109)	(681,097)	(568,155)
Measurement of cash flow hedges	(7,365)	(11,784)	-
Total	(754,976)	(597,970)	(418,304)

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousands of Reais			2011	2010	2009

Tax assets deferred			14,171,076	13,415,298	13,617,159
Of which:
Temporary differences (1)			12,121,076	11,211,372	11,947,404
Tax loss carryforwards			1,352,273	1,462,490	1,669,755
Social contribution taxes 18%			697,727	741,436	-
Tax offset			2,073	209,582	-
Total deferred tax assets			14,173,149	13,624,880	13,617,159

Tax liabilities deferred			3,748,104	4,280,159	3,867,857
Of which:
Excess depreciation of leased assets			2,012,314	2,454,253	2,153,120
Adjustment to fair value of trading securities and derivatives			1,735,790	1,825,906	1,714,737
Total deferred tax liabilities			3,748,104	4,280,159	3,867,857
(1) Temporary differences relate mainly to impairment losses on loans and receivables and provisions for judicial and administrative proceedings.

In 2011, were not recorded tax assets amounting R$995,838 thousand.

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last two years were as follows:

Thousands of Reais	Balances at December 31, 2010	Adjustment to Income	Valuation adjustments (1)	Acquisitions for the Year (Net of disposals)	Balances at December 31, 2011

Deferred tax assets	13,415,298	827,601	(2,873)	(68,950)	14,171,076
Temporary differences	11,211,372	981,527	(2,873)	(68,950)	12,121,076
Tax loss carryforwards	1,462,490	(110,217)	-	-	1,352,273
Social contribution taxes 18%	741,436	(43,709)	-	-	697,727
Deferred tax liabilities	4,280,159	(707,006)	276,494	(101,543)	3,748,104
Temporary differences	4,280,159	(707,006)	276,494	(101,543)	3,748,104
Total	9,135,139	1,534,607	(279,367)	32,593	10,422,972

Thousands of Reais	Balances at December 31, 2009	Adjustment to Income	Valuation adjustments (1)	Acquisitions for the Year (Net of disposals)	Balances at December 31, 2010

Deferred tax assets	13,617,159	212,960	(205,239)	-	13,624,880
Deferred tax liabilities	3,867,857	325,013	87,289	-	4,280,159
Total	9,749,302	(112,053)	(292,528)	-	9,344,721

Thousands of Reais	Balances at December 31, 2009	Adjustment to Income	Valuation adjustments (1)	Acquisitions for the Year (Net of disposals)	Balances at December 31, 2010

Deferred tax assets	11,769,157	1,753,146	107,989	(13,133)	13,617,159
Deferred tax liabilities	3,130,894	731,651	3,960	1,352	3,867,857
Total	8,638,263	1,021,495	104,029	(14,485)	9,749,302
(1) It relates to tax recognized in equity.

e) Expected realization of tax loss carryforwards

Year			Temporary differences	Tax loss carryforwards	Social contribution taxes 18%

2012			6,427,415	359,626	14,146
2013			2,833,213	657,469	162,471
2014			1,675,781	204,696	100,278
2015			271,989	76,785	25,949
2016			260,824	53,697	207,524
2017 to 2019			310,804	-	187,359
After 2019			341,050	-	-
Total			12,121,076	1,352,273	697,727

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

24. Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousands of Reais	2011	2010	2009

Accrued expenses and deferred income	1,930,290	1,646,121	1,751,717
Transactions in transit	695,880	411,426	349,097
Provision for share-based payment	158,543	86,568	33,221
Other	1,143,138	1,461,723	2,093,733
Total	3,927,851	3,605,838	4,227,768

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

b) Cash flow hedges

This item includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see note 8-d).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

26. Non-controlling interests

“Non-controlling interests” include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousands of Reais	2011	2010	2009

Agropecuária Tapirapé S.A.	-	67	63
Santander Leasing S.A. Arrendamento Mercantil	784	987	910
Santander CHP S.A.	1,712	409	297
Brasil Foreign Diversified Payment Rights Finance Company	2	2	67
Santander Getnet Serviços para Meios de Pagamentos S.A. (1)	13,061	6,611	-
MS Participações Societárias S.A. (2)	3,401	-	-
Other companies	-	-	1
Total	18,960	8,076	1,338

Profit attributable to non-controlling interests	7,928	481	358
Of which:
Agropecuária Tapirapé S.A.	-	3	3
Santander Leasing S.A. Arrendamento Mercantil	83	77	94
Santander CHP S.A.	1,302	276	261
Santander Getnet Serviços para Meios de Pagamentos S.A. (1)	6,450	111	-
MS Participações Societárias S.A. (2)	93	-	-
Other companies	-	14	-

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

Thousands of Reais	2011	2010	2009

Balance at beginning of year	8,076	1,338	5,279
Inclusion of companies (1) (2)	3,308	6,500	-
Dividends paid	(352)	(164)	(297)
Profit attributable to non-controlling interests	7,928	481	358
Others (3)	-	(79)	(4,002)
Balance at end of year	18,960	8,076	1,338

(1)  On January 14, 2010, the Bank signed the contractual and bylaw instruments with GetNet to explore, develop and market transaction capture and processing services involving credit and/or debit cards in the Brazilian market. Santander holds veto power in decisions related to business strategy also enables the Bank to Getnet the use of the branch network the Bank's brand and marketing products, which among other factors determines the Bank's control under the authority.

(2) Refers to minority interests in MS Participações Societárias S.A.

(3)  In 2009, refers substantially to the reduction of minority interest in Banco Comercial e de Investimento S.A. Sudameris (BCIS) and Banco ABN AMRO Real S.A., due to the incorporation of these institutions by Banco Santander. In these transactions the Bank's shares were given to the minority shareholders, which now directly participate in Banco Santander.

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

	Thousands of shares
	2011			2010
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	16,000,704	16,052,894	32,053,598	38,084,679	36,130,149	74,214,828
Foreign residents	196,841,028	170,149,491	366,990,519	174,757,053	150,072,236	324,829,289
Total shares	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treasury shares	(391,254)	(355,685)	(746,939)	-	-	-
Total outstanding	212,450,478	185,846,700	398,297,178	212,841,732	186,202,385	399,044,117

				Thousands of shares
					2009
				Common	Preferred	Total
Brazilian residents				33,546,259	32,004,313	65,550,572
Foreign residents				179,295,473	154,198,072	333,493,545
Total shares				212,841,732	186,202,385	399,044,117

On April 27, 2010, the Extraordinary Stockholders' Meeting approved the proposal of capital increase amounting to R$22,130 thousand, without the issuance of new shares, through the incorporation of capital reserves, which was ratified by Bacen on June 24, 2010.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

		2011
	Thousands of Reais	Reais per Thousand Shares / Units
		Common	Preferred	Units
Interest on capital (1)(5)(9)	600,000	1.4366	1.5802	158.0216
Reserve for equalization dividend (2)(5)	273,840	0.6556	0.7212	72.1211
Interim Dividends (2)(5)(9)	476,160	1.1401	1.2541	125.4059
Interest on capital (3)(5)(9)	550,000	1.3168	1.4485	144.8532
Interim Dividends (4)(5)(9)	100,000	0.2394	0.2634	26.3369
Interest on capital (6)(8)(9)	400,000	0.9592	1.0551	105.5127
Interim Dividends (7) (8) (9)	775,000	1.8590	2.0449	204.4944
Total in December 31, 2011	3,175,000
(1) Established by the Board of Directors in March, 2011, Common Shares - R$1.2211, and Preferred Shares - R$1.3432 and Units - R$134.3184, net of taxes.
(2) Established by the Board of Directors in May, 2011.
(3) Established by the Board of Directors in June, 2011, Common Shares - R$1.1193, and Preferred Shares - R$1.2313 and Units - R$123.1252, net of taxes.
(4) Established by Board of Directors in June, 2011.
(5) The amount of interest on capital and dividends intermediate / intermediate was paid on August 29, 2011.
(6) Established by the Board of Directors in September, 2011, Common Shares - R$0.8153, and Preferred Shares - R$0.8969 and Units - R$89.6858, net of taxes.
(7) Established by Board of Directors in December 2011.
(8) The amount of interest on capital will be paid on a date to be timely informed, without any compensation as monetary.
(9) The amount of interim dividends and interest on capital will be allocated entirely to the mandatory distribution of income for the year 2011.

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
(7) Established by the Board of Directors in December 2010.
(8) The amounts for the Interest on Capital and Dividends were paid on February 25, 2011, without any additional amount for monetary correction.
(9) The amount for to the intermediate dividends and interest on capital are fully input into the mandatory dividends, recognized in income for the period ended December 31, 2010.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

		2009
	Thousands of	Reais per Thousand Shares / Units
	Reais (5)	Common	Preferred	Units
Interest on capital (1)	340,000	0.9974	1.0972	n.a.
Interest on capital (2)	285,000	0.8361	0.9197	n.a.
Intermediate Dividends (3)	327,400	0.7839	0.8623	86.2271
Intercalary Dividends (3)	422,600	1.0118	1.1130	111.2999
Interest on capital (3)(4)	200,000	0.4789	0.5267	52.6738
Total in December 31, 2009	1,575,000

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

c) Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with BR GAAP, 5% in transferred to the legal reserve, until it reaches 20% of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

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

d) Global offering of shares

TheBoardof Directors’ meeting held on September 18, 2009 approved the implementation of the public offering, which includes the issuance of 525,000,000 Units, each representing one of 55 common shares and 50 preferred shares, all registered shares, without par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of Units in Brazil and Units abroad, included in the form of ADRs representing ADSs.

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

e) Treasury shares

On February, 2009 the Bank acquired 25,395 thousands own shares for the amount R$1,948 thousand. The Extraordinary shareholders' Meeting held on August, 2009 decided the cancellation of shares of its own issuance held in treasury, without reducing capital, through the absorption of R$1,948 thousand of the Capital Reserves account.

On November 9, 2010, the Board of Directors approved the Buyback Units Program issued by Banco Santander allowed purchase up to 1,452,282 Units, representing 79,875,510 common shares and 72,614,100 preferred shares, valid until November 9, 2011. However, in the meeting of Board Directors on August 24, 2011, the Buyback Program was canceled and a new Buyback Units Program issued by the Bank was approved, for held in treasury or subsequent sale valid up to August 24, 2012.

The new Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure and (2) enable the management of risk arising from the provision , by the Bank, of market maker services in Brazil for certain index funds, where the Units are included in the index theoretical portfolio of reference of such funds, according to the rules. Part of repurchased Units will be used by the Bank for protection (“hedge”) against the price fluctuation of securities comprising the benchmark index, and should be bought and sold in accordance with the policy of the Bank’s risk management.

The Buyback Program will cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Still in November 9, 2010, the BMF&Bovespa has authorized the purchase of ADRs by Santander Madrid or its affiliates until 3% of the total shares issued by the Bank. Therefore, adding the number of Units/ADRs that may be acquired by the Company and Santander Madrid and its affiliates, that on July 31, 2011 was 18.63%, and shares outstanding could be reduced until 14.13%. This authorization does not imply in losses to the obligation assumed by Santander to reach a free float of 25% until October 7, 2012 (extendable under certain conditions until October 7, 2014), provided in the Contract for Adoption of Corporate Governance Practices Level 2 signed with BMF&Bovespa.

Until December 31, 2011, was acquired and held in treasury 5,380,800 Units, amounting to R$79,547 thousand. The minimum, weighted average and maximum cost per Unit is, respectively, R$14.10, R$14.78 and R$16.06. The Bank also acquired and held in treasury 1,732,900 ADRs, amounting to R$33,221 thousand. The minimum cost, weighted average and maximum price per ADR is US$10.21 . The market value of these shares on December 31, 2011 was R$14,96 per Unit and US$8.14 per ADR.

Additionally, during the period of 12 months ended in December 31, 2011, treasury shares were traded, refer to the services of a market maker that resulted ina gainof R$13, recorded directly in equity in capital reserves.

f) Strategic Partner of Santander Conglomerate in Brazil and Latin America

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of convertible bonds, regarding the subscription and payment by QHL the amount of US$ 2,718.8 million in bonds issued by Banco Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% pa in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Spain in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float . On December 31, 2011, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

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

	Financial Consolidated (1)
Thousands of Reais	2011	2010	2009

Adjusted Tier I Regulatory Capital (2)	48,327,406	44,883,986	42,352,612
Tier II Regulatory Capital	6,642,092	7,433,493	9,972,644
Adjusted Regulatory Capital (Tier I and II) (2)	54,969,498	52,317,479	52,325,256
Required Regulatory Capital	30,431,245	26,019,647	22,483,494
Adjusted Portion of Credit Risk (2) (3)	26,952,908	23,480,589	20,607,792
Market Risk Portions (4)	1,757,599	1,077,100	844,882
Operational Risk Portion	1,720,738	1,461,958	1,030,820
Basel II Ratio	19.9%	22.1%	25.6%

(1) Amounts calculated based on the consolidated information of the financial institutions (Financial Conglomerate).
(2) Disregards the effect of goodwill on the merger of the shares of Banco Real and AA Dois Par, as determined by the international rule.
(3) For the portfolio of individuals, the Central Bank Letter 3.515 of December 3,2010, introduced the risk weighting of 150% for lending operations over 24 months, allowing some exceptions given the type of operation, maturity and guarantees related. However, in November 11, 2011, the Central Bank annulled the Letter 3.515 and published Letter 3.563 which requires the application of the 150% funding for the financial operations of vehicles, reduces the risk weight for credit contracted consigned up to July 2011 from 150% to 75% or 100% and raises the risk weighting of 300% of the payroll loans and personal loans with no specific purpose with a term over 60 months, contracted as of November 14, 2011.
(4) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, according to Bacen Circular 3,477/2009, will publish information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br\ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On December 31, 2011, 2010 and 2009, Banco Santander classifies for said index.

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

The breakdown of the main interest and similar income items earned in 2011, 2010 and 2009 is as follows:

Thousands of Reais	2011	2010	2009

Cash and balances with the Brazilian Central Bank	6,297,438	3,589,924	1,666,931
Loans and amounts due from credit institutions	1,219,218	1,397,840	2,901,054
Loans and advances to customers	35,397,614	29,290,024	29,469,976
Debt instruments	8,084,155	6,442,288	5,201,840
Pension plans (Note 22.b)	55,103	-	-
Other interest	682,552	189,128	103,155
Total	51,736,080	40,909,204	39,342,956

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

The breakdown of the main items of interest expense and similar charges accrued in 2011, 2010 and 2009 is as follows:
Thousands of Reais	2011	2010	2009

Deposits from the Brazilian Central Bank	-	-	29,340
Deposits from credit institutions	2,006,136	1,146,688	1,179,130
Customer deposits	16,494,482	12,773,546	13,164,015
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	3,226,644	1,212,962	1,047,750
Subordinated liabilities (note 19)	1,213,239	999,423	1,076,557
Pensions (note 22.b)	145,181	156,419	100,567
Other interest	748,634	525,088	578,506
Total	23,834,316	16,814,126	17,175,865

31. Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:
Thousands of Reais	2011	2010	2009

Equity instruments classified as:
Financial assets held for trading	5,187	9,762	6,714
Available-for-sale financial assets	88,540	41,959	23,189
Total	93,727	51,721	29,903

32. Fee and commission income

“Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:
Thousands of Reais	2011	2010	2009

Collection and payment services:
Bills	374,103	384,942	378,519
Demand accounts	1,624,466	1,600,182	1,570,356
Cards	1,940,239	1,322,444	1,056,791
Checks and other	606,142	597,102	800,784
Orders	223,354	233,100	251,790
Total	4,768,304	4,137,770	4,058,241

Marketing of non-banking financial products:
Investment funds	1,189,527	1,108,586	851,766
Insurance	1,273,137	992,088	794,234
Capitalization	266,620	238,777	136,144
Total	2,729,284	2,339,451	1,782,144

Securities services:
Securities underwriting and placement	272,714	374,368	252,236
Securities trading	101,104	136,916	148,244
Administration and custody	102,603	109,353	129,241
Asset management	2,963	2,932	1,960
Total	479,384	623,569	531,681

Other:
Foreign exchange	351,768	310,311	314,720
Financial guarantees	232,688	248,127	219,549
Other fees and commissions	207,742	174,065	241,829
Total	792,198	732,503	776,098

Total	8,769,170	7,833,293	7,148,164

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

33. Fee and commission expense

“Fee and commission expense” shows the amount of all fees and commissions paid or payable by the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:
Thousands of Reais	2011	2010	2009

Fees and commissions assigned to third parties	1,015,786	660,802	485,182
Of which: Credit cards	834,412	463,391	349,874
Other fees and commissions (1)	413,886	336,983	425,220
Total	1,429,672	997,785	910,402
(1) Refers mainly to expenditure on services of the financial system.

34. Gains (losses) on financial assets and liabilities (net)

“Gains (losses) on financial assets and liabilities (net)” includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a) Breakdown

The breakdown of the balance of this item, by type of instrument, is as follows:
Thousands of Reais	2011	2010	2009

Held for trading (1)	(902,167)	1,159,058	2,032,272
Other financial instruments at fair value through profit or loss (2)	57,039	(26,828)	(10,132)
Financial instruments not measured at fair value through profit or loss	705,279	254,162	755,916
Of which: Available-for-sale financial assets
Debt instruments	452,972	31,397	122,886
Equity instruments	256,694	204,592	559,080
Hedging derivatives and other	26,190	71,758	(61,733)
Total	(113,659)	1,458,150	2,716,323

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

b) Financial assets and liabilities at fair value through profit or loss

The detail of the amount of the asset balances is as follows:
Thousands of Reais	2011	2010	2009

Loans and amounts due from credit institutions	60,813	339,696	1,974,435
Loans and advances to customers	-	-	389,113
Debt instruments	25,528,841	16,696,801	12,765,008
Equity instruments	822,728	20,707,290	16,331,550
Derivatives	4,154,482	5,017,359	4,950,006
Total	30,566,864	42,761,146	36,410,112

The detail of the amount of the liability balances is as follows:

Thousands of Reais	2011	2010	2009

Deposits from credit institutions	-	-	1,795
Trading derivatives	4,709,660	4,755,314	4,401,709
Short positions	337,628	29,339	33,025
Total	5,047,288	4,784,653	4,436,529

35. Exchange differences (net)

“Exchange differences (net)” shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

36. Other operating income (expense)

The breakdown of "Other operating income (expense)" is as follows:

Thousands of Reais	2011	2010	2009

Profit from insurance contracts	432,135	311,835	232,976
Of which:
Income from insurance contracts	4,132,663	6,830,524	3,591,713
Expense from insurance contracts	(3,700,528)	(6,518,689)	(3,358,737)
Other operating income	539,737	148,337	189,067
Other operating expense	(1,167,571)	(642,970)	(355,776)
Contributions to fund guarantee of credit - FGC	(183,719)	(165,201)	(181,891)
Total	(379,418)	(347,999)	(115,624)

37. Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousands of Reais	2011	2010	2009

Wages and salaries	4,191,813	3,731,340	3,363,877
Social security costs	1,091,585	993,971	971,245
Benefits	865,517	791,361	749,366
Defined benefit pension plans (note 22.b)	19,460	16,212	36,534
Contributions to defined contribution pension plans	55,425	49,641	49,976
Share-based payment costs	95,689	90,461	19,990
Training	115,725	92,974	88,084
Other personnel expenses	208,517	160,216	231,900
Total	6,643,731	5,926,176	5,510,972

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

On 25 October 2011, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and Managerial level employees of the Company and companies under its control.

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

Long-Term Incentive Plan - SOP 2014: It is a three-year Stock Option Plan. The period for exercise begins on June 30, 2014 until June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Company: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Company during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: It is a compensation plan based on shares settled in cash, launched in three-year cycles, retaining the executives’ commitment to long-term results. The minimum amount, corresponding to 50% of the compensation settled in cash, should be used by the participant to acquire Units, which cannot be sold during a period of 1 year from the exercise date.

b.1.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	SOP, PI12 - PSP and PI13 - PSP Plans (1)	SOP 2014 (2)
Total Shareholder Return (TSR) rank	% of Exercisable Shares
1st	50%	100%
2nd	35%	75%
3th	25%	50%
4th	0%	25%

(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value the following premises was used:

	PI13 - PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial
Volatility	57.37%	57.37%
Probability of Occurrence	37.58%	60.93%
Risk-Free Rate	10.50%	11.18%

	SOP 2014	SOP plan
Method of Assessment	Black&Scholes	Binomial
Volatility	40.00%	57.37%
Rate of Dividends	3.00%	5.43%
Vesting Period	2 years	2,72 years
Average Exercise Time	5 years	3,72 years
Risk-Free Rate	10.50%	11.18%
Probability of Occurrence	53.43%	60.93%
Fair Value of the Option Shares	R$5,81	R$7,19

The average value of shares SANB11 in the end of the year is R$14.96 (2010 - R$21.90).

On December 31, daily pro-rata expenses amounting R$13,153 (2010 - R$20,976), relating to the SOP plan and R$15,910 (2010 - R$6,525) relating to the PSP plan. Also recorded in the period a gain with the movement of the market value of the share of the PSP Plan in the amount of R$5.650 as "Gains (losses) on financial assets and liabilities (net) - Others".

The stock options of Plan SOP may dilute the basic earnings per share in the future. On December 31, 2011, these options were not included in the calculation of diluted earnings per share because they are anti-dilutive for the presented years.

	Number of Shares	Exercise Price in Reais	Concession Year	Employees	Date of Commencement of Exercise Period	Expiration Date of Exercise Period
Balance on December 31, 2009	-
Granted SOP options	15,500,000	23.50	2010	Managers	02/03/10	06/30/14
Granted PSP options	1,471,475	-	2010	Managers	02/03/10	06/30/12
Cancelled SOP options	(2,877,141)	23.50	2010	Managers	02/03/10	06/30/14
Cancelled PSP options	(179,802)	-	2010	Managers	02/03/10	06/30/12
Final Balance on December 31, 2010	13,914,532
Cancelled PI12 - PSP options	(106,718)	-	2010	Managers	02/03/10	06/30/12
Cancelled PI12 - SOP options	40,479	23.50	2010	Managers	02/03/10	06/30/14
Granted PI13 - PSP options	1,498,700	-	2011	Managers	02/03/10	06/30/13
Cancelled PI13 - PSP options	(130,493)	-	2011	Managers	02/03/10	06/30/13
Granted SOP 2014 options	14,450,000	14.31	2011	Managers	10/26/11	12/31/13
Final Balance on December 31, 2011	29,666,500
SOP	12,663,338	-	2011	Managers	02/03/10	06/30/14
PI12 - PSP	1,184,955	-	2011	Managers	02/03/10	06/30/12
PI13 - PSP	1,368,207	-	2011	Managers	02/03/10	06/30/13
SOP 2014	14,450,000	-	2011	Managers	10/26/11	12/31/13
Total	29,666,500

b.2) Global Program

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

This plan involves three-years cycles for the delivery of shares to the beneficiaries, so that each cycle is started within a year, and starting 2009, ends in the following year. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan. Accordingly, the first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/Plan I11/Plan I12/Plan I13 and Plan l14).

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of actions relate just one performance condition, which has 100% weight in the percentage of shares tobe distributed: the TSR Group.

Global Plan Fair Value

It was assumed that the beneficiaries will not leave the Bank’s employ during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI10	PI11	PI12	PI13	PI14
Expected volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual dividend yield based on last few years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free interest rate (Treasury Bond yield –zero coupon) over the period of the plan	4.50%	4.84%	2.04%	3.33%	4.07%
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

	Number of Shares	Granted Year	Employees	Data of Commencement of Exercise Period	Data of Expiry of Exercise Period

Final Balance on December 31, 2007	7,996,687
Options Exercised (Plan I06)	(4,657,550)	-	Managers	01/15/08	01/15/09
Options Granted (Plan I11)	2,311,231	2008	Managers	06/21/08	07/31/11
Final Balance on December 31, 2008	5,650,368
Options Cancelled (Plan I06)	(1,261,450)	-	Managers	01/15/08	01/15/09
Exercised Options (Plan I09)	(681,767)	2007	Managers	06/23/07	07/31/09
Cancelled Options (Plan I09)	(152,565)	2007	Managers	06/23/07	07/31/09
Options Granted (Plan I12)	455,008	2009	Managers	06/19/09	07/31/12
Final Balance on December 31, 2009	4,009,594
Exercised Options (PI10)	(1,161,014)	2007	Managers	06/23/07	07/31/10
Cancelled Options (PI10)	(82,341)	2007	Managers	06/23/07	07/31/10
Granted Options (PI12)	86,198	2009	Managers	06/19/09	07/31/12
Granted Options (PI13)	597,811	2010	Managers	07/01/10	07/31/13
Final Balance on December 31, 2010	3,450,248
Exercised Options (PI11)	(1,783,945)	2008	Managers	06/21/08	07/31/11
Cancelled Options (PI11)	(527,286)	2008	Managers	06/21/08	07/31/11
Granted Options (PI14)	531,684	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2011	1,670,701
Plan I12	541,206	2009	Managers	06/19/09	07/31/12
Plan I13	597,811	2010	Managers	07/01/10	07/31/13
Plan I14	531,684	2011	Managers	07/01/11	07/31/14
Total	1,670,701

On 2011, pro-rata expenses were registered in the amount of R$10,147 thousand (2010 - R$14,393 thousand and 2009 - R$19,893 thousand), related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans. In 2010, include the "pro rata" expenses for PI10, which had its last cycle closed in July, 2010. Expenses related to these plans are recognized in contrast to "Other liabilities - Provision for share-based payment" (note 24) because they are settled in cash.

Plans do not cause dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b.3) Share-Based Bonus

The Annual Shareholders’ Meeting of Banco Santander Spain, held on June 11, 2010, approved the new policy for executive compensation through a share-based bonus plan effective for all the companies of the Group, including Santander Brasil. This new policy, subject to adjustments applicable to Santander Brasil, were approved by Appointment and Compensation Committee and Board of Directors at the meeting to be held on February 2, 2011.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

On December 31, 2011, was recorded daily pro-rata expenses amounting R$56,479 (2010 - R$48,544 thousand) referring to the provision for Share-Based Bonus and Gain was recorded with the oscillation of the market value of the share of the plan of R$14,287 as personnel expenses.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting February 7, 2012.

This proposal are certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

• Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares.

• Collective unsupervised - Statutory Directors - not part of the Statutory Directors' Collective Supervised ", the amount deferred will be 100% in Units" SANB11".

• Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be 100% cash, indexed to 120% of CDI.

38. Other administrative expenses

a) Breakdown

The breakdown of the balance of this item is as follows:

Thousands of Reais	2011	2010	2009
Property, fixtures and supplies	1,087,222	965,633	1,043,498
Technology and systems	1,006,015	888,922	897,581
Advertising	493,630	421,643	497,246
Communications	566,083	554,713	612,904
Per diems and travel expenses	174,166	150,875	167,954
Taxes other than income tax	58,633	88,833	54,208
Surveillance and cash courier services	521,462	513,325	468,833
Insurance premiums	10,234	8,811	8,888
Specialized and technical services	1,563,545	1,504,306	1,448,984
Technical reports	363,525	380,866	377,331
Others specialized and technical services	1,200,020	1,123,440	1,071,653
Other administrative expenses	247,912	207,365	236,149
Total	5,728,901	5,304,426	5,436,245

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I) to their respective auditors, the detail being as follows:

Thousands of Reais	2011	2010	2009
Audit of the annual financial statements and audit related services of the companies audited by Deloitte (constant scope of consolidation)	8,828	9,054	6,180
Audit of the annual financial statements audit related services of the companies audited by Deloitte (additions to scope of consolidation)	-	-	373

Additionally to the expenses with audit of the financial statements, the Bank had an fee paid to Deloitte in 2009 related to the audit of the Global Offering in the amount of R$8.8 million, after taxes and was recorded as transaction cost net of capital increase.

Services provided by others audit firms totaled R$5,4 million (2010 - R$15,0 million and 2009 - R$2,5 million).

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

39. Gains (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance of this item is as follows:

Thousands of Reais	2011	2010	2009
Gains	6,759	341	3,377,953
On disposal of tangible assets	6,759	229	36,161
On disposal of investments (1)	-	112	3,341,792
Losses	(1,439)	(59,527)	(8,652)
On disposal of tangible assets	(1,439)	(260)	(8,652)
On disposal of investments	-	(59,267)	-
Total	5,320	(59,186)	3,369,301

(1) In 2009, the Bank made a disposal of investment of Companhia Brasileira de Meios de Pagamentos - (VisaNet), Tecban - Tecnologia Bancária S.A. and Companhia Brasileira de Soluções e Serviços - CBSS accounting a net gain of R$3,315 million.

40. Gains (losses) on non-current assets held for sale not classified as discontinued operations

It refers basically to the result on disposal of property received in the processes of recovery of loans to customers and the provision of the recoverable value of these assets. In 2011, includes R$424,292 thousand gain on sale of Santander Insurance (note 3.a). In 2010, includes R$106,827 thousand of gain on sale of office buildings, mainly related to the move to new headquarter (2009 - R$63,000 thousand).

41. Other disclosures

a) Guarantees and commitments

The Bank provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. The following table summarizes at December 31, 2011, 2010 and 2009 all of the guarantees.

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

Thousands of Reais	2011	2010	2009

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other sureties
Financial guarantees	17,818,624	18,117,260	17,379,109
Performance guarantees	910,655	907,676	695,099
Financial standby letters of credit	2,213,135	2,823,715	2,189,135
Other	929,378	273,759	243,406
Other contingent exposures	700,160	440,702	460,621
Documentary Credits	700,160	440,702	460,621
Total Contingent Liabilities	22,571,952	22,563,112	20,967,370

Commitments
Loan commitments drawable by third parties (1)	98,552,891	93,472,343	77,789,371
Total Commitments	98,552,891	93,472,343	77,789,371

Total	121,124,843	116,035,455	98,756,741
(1) Includes the approved limits and unused overdraft, credit card and others.

Financial guarantees are provided to our clients in obligations with third parties. We have the right to seek reimbursement from our clients for any amount we shall have to pay under such guarantee. Additionally, we may hold cash or other highly liquid collateral for these obligations. These agreements are subject to the same credit evaluation performed on the origination of loans.

We expect many of these guarantees to expire without the need to disburse any cash. Therefore, in the ordinary course of business, we expect that these transactions will have virtually no impact on our liquidity.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The provision for losses on the non-recovery guarantees and other securities (Note 9.c) is recorded as "Impairment losses on financial assets (net)” on consolidated income statement and its calculation is described in note 2.h.

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$76,324 thousand (2010 - R$R$80,056 thousand and 2009 - R$65,041 thousand).

b) Off-balance-sheet funds under management
The detail of off-balance-sheet funds managed by the Bank is as follows:

Thousands of Reais	2011	2010	2009

Investment funds	104,877,454	102,516,308	95,324,100
Assets under management	8,144,334	8,822,049	3,083,043
Total	113,021,788	111,338,357	98,407,143

c) Third-party securities held in custody

At December 31, 2011, the Bank held in custody debt securities and equity instruments totaling R$122,198,361 thousand (2010 - R$194,063,773 thousand and 2009 -R$94,949,464 thousand) entrusted to it by third parties.

d) Residual maturity periods and Average interest rates

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

				December 31, 2011
				Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate

Assets:
Cash and balances with the Brazilian Central Bank	48,330,086	10,073,723	7,534,194	-	-	-	65,938,003	11.3%
Debt instruments	-	6,498,289	5,795,261	25,972,025	12,507,634	18,118,048	68,891,257	11.0%
Equity instruments	2,130,575	-	-	-	-	-	2,130,575
Loans and amounts due from credit institutions	5,731,172	2,309,372	2,199,399	1,189,022	1,919,282	6,341,427	19,689,674	9.7%
Loans and advances to customer, gross	10,113,580	44,546,345	59,788,958	52,036,749	19,390,744	8,308,061	194,184,437	23.7%
Total	66,305,413	63,427,729	75,317,812	79,197,796	33,817,660	32,767,536	350,833,946	18.0%

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions	618,585	29,430,719	12,555,672	6,923,632	1,043,065	955,348	51,527,021	9.2%
Customer deposits	37,035,145	40,490,745	19,044,846	56,390,445	15,123,854	6,388,857	174,473,891	9.6%
Marketable debt securities	-	3,389,679	16,130,779	15,781,068	3,204,393	84,505	38,590,423	8.8%
Subordinated liabilities	-	-	-	5,402,364	5,269,434	236,546	10,908,344	11.2%
Other financial liabilities	176,974	15,461,434	45,819	267,780	-	-	15,952,007
Total	37,830,704	88,772,577	47,777,115	84,765,289	24,640,746	7,665,256	291,451,687	9.5%

Difference (assets less liabilities)	28,474,709	(25,344,848)	27,540,696	(5,567,493)	9,176,914	25,102,280	59,382,259

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

				December 31, 2010
				Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate

Assets:
Cash and balances with the Brazilian Central Bank	44,343,701	7,966,178	4,490,272	-	-	-	56,800,151	11.0%
Debt instruments	-	6,705,785	3,455,031	36,393,309	6,947,815	8,754,287	62,256,227	11.5%
Equity instruments	22,435,327	-	-	-	-	-	22,435,327
Loans and amounts due from credit institutions	5,735,109	1,747,182	2,319,266	946,794	3,716,619	8,533,246	22,998,216	6.7%
Loans and advances to customer, gross	9,744,791	37,616,374	51,095,094	45,347,623	10,536,509	6,217,932	160,558,323	21.3%
Total	82,258,928	54,035,519	61,359,663	82,687,726	21,200,943	23,505,465	325,048,244	15.1%

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions	856,322	19,304,849	10,358,095	10,669,471	524,889	677,946	42,391,572	6.0%
Customer deposits	46,603,707	28,910,116	26,300,047	58,599,472	4,401,853	3,134,006	167,949,201	9.7%
Marketable debt securities	-	3,194,214	6,446,755	7,422,491	2,482,347	540,838	20,086,645	10.4%
Subordinated liabilities	-	-	-	3,010,208	1,902,811	4,782,086	9,695,105	10.9%
Other financial liabilities	2,432,612	10,608,134	20,440	157,062	-	-	13,218,248
Total	49,892,641	62,017,313	43,125,337	79,858,704	9,311,900	9,134,876	253,340,771	9.2%

Difference (assets less liabilities)	32,366,287	(7,981,794)	18,234,326	2,829,022	11,889,043	14,370,589	71,707,473

				December 31, 2009 Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate

Assets:
Cash and balances with the Brazilian Central Bank	12,169,277	6,828,836	8,270,899	-	-	-	27,269,012	8.9%
Debt instruments	-	14,279,921	1,784,616	13,049,117	20,751,920	7,645,358	57,510,932	10.8%
Equity instruments	17,991,746	-	-	-	-	-	17,991,746
Loans and amounts due from credit institutions	3,246,260	8,375,243	4,313,669	1,308,300	2,477,758	6,481,348	26,202,578	9.2%
Loans and advances to customer, gross	6,716,360	25,651,927	41,119,405	47,045,584	12,505,072	5,356,055	138,394,403	23.8%
Total	40,123,643	55,135,927	55,488,589	61,403,001	35,734,750	19,482,761	267,368,671	16.4%

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions	189,858	5,237,243	7,437,307	7,486,135	742,446	104,765	21,197,754	8.5%
Customer deposits	40,358,100	33,634,930	30,639,047	40,770,381	4,032,168	5,530	149,440,156	8.8%
Marketable debt securities	-	3,242,520	4,882,803	936,678	1,532,956	844,053	11,439,010	7.9%
Subordinated liabilities	-	2,104	-	-	4,330,919	6,971,422	11,304,445	9.6%
Other financial liabilities	3,650,259	6,340,210	(33,470)	249,391	(18,226)	-	10,188,164
Total	44,198,217	48,457,007	42,925,687	49,442,585	10,620,263	7,925,770	203,569,529	8.8%

Difference (assets less liabilities)	(4,074,574)	6,678,920	12,562,902	11,960,416	25,114,487	11,556,991	63,799,142

e) Equivalent Reais value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

Equivalent Value in Thousands of Reais			2011		2010		2009
			Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and balances with the Brazilian Central Bank			71,341	-	66,065	-	2,069,530	-
Financial assets/liabilities held for trading			1,441,332	1,370,402	1,127,863	1,050,380	1,981,386	1,048,742
Available-for-sale financial assets			701,636	-	1,057,000	-	713,042	-
Loans and receivables			22,060,787	-	21,437,906	-	15,092,956	-
Financial liabilities at amortized cost			-	27,087,602	-	22,926,205	-	17,469,224
Total			24,275,667	28,458,004	23,688,834	23,976,585	19,856,914	18,517,966

f) Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost inthe consolidated balance sheet.

i) Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial assets measured at other than fair value and their respective fair values at year-end:

Thousands of Reais	2011		2010		2009
Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Loans and receivables:
Loans and amounts due from credit institutions (note 5)	19,628,861	19,535,160	22,658,520	22,658,520	24,228,143	24,228,143
Loans and advances to customers (note 9)	183,066,268	183,202,428	151,366,561	151,536,439	127,934,811	128,065,076
Debt instruments (note 6)	62,062	58,043	81,444	87,208	-	-
Total	202,757,191	202,795,631	174,106,525	174,282,167	152,162,954	152,293,219

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial liabilities measured at other than fair value and their respective fair values at year-end:

Thousands of Reais	2011		2010		2009
Liabilities	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities at amortized cost:
Deposits from credit institutions (note 16)	51,527,021	51,524,429	42,391,572	42,391,572	21,195,959	21,195,959
Customer deposits (note 17) (*)	174,473,891	174,496,664	167,949,201	167,953,896	149,440,156	149,448,949
Marketable debt securities (note 18)	38,590,423	38,564,263	20,086,645	20,054,667	11,439,010	11,435,722
Subordinated liabilities (note 19)	10,908,344	10,908,344	9,695,105	9,695,105	11,304,445	11,304,445
Other financial liabilities (note 20)	15,952,007	15,952,007	13,218,248	13,218,248	10,188,164	10,188,164
Total	291,451,686	291,445,707	253,340,771	253,313,488	203,567,734	203,573,239
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

- Long-term loans – The fair value of long-term loans were estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

g) Other Obligations

The Bank rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of December 31, 2011 is R$2,019,005 thousand, of which R$602,554 thousand matures in up to 1 year, R$1,361,285 thousand from 1 year to up to 5 years and R$55,166 thousand after 5 years. Additionally, the Banco Santander has contracts for a matures indeterminate, totaling R$2,273 thousand monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses for the period were R$633,342 thousand.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Índice Geral de Preços do Mercado (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, without paying fines, encumbrances or penalties, through a written communication to the lesser upon 30 days prior notice, without prejudice to rent payment and charges due until then.

h) Obligation offset and settlement agreements

Obligation offset and settlement agreements - Resolution CMN 3.263/2005 – The Bank has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with the Bank, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Bank with the counterparty.

i) Contingent assets

On December 31, 2011, 2010 and 2009 no contingent assets were accounted.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

j) Statements of value added

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

Thousands of Reais	2011		2010		2009
Interest and similar income	51,736,080		40,909,204		39,342,956
Net fee and commission income	7,339,498		6,835,508		6,237,762
Impairment losses on financial assets (net)	(9,381,549)		(8,233,810)		(9,966,404)
Other income and expense	(520,714)		1,578,772		2,579,411
Interest expense and similar charges	(23,834,316)		(16,814,126)		(17,175,865)
Third-party input	(7,771,693)		(6,605,215)		(5,969,602)
Materials, energy and others	(540,634)		(500,280)		(650,747)
Third-party services	(4,150,734)		(3,882,909)		(3,925,548)
Impairment of assets	(38,646)		(20,600)		(900,554)
Other	(3,041,679)		(2,201,426)		(492,753)
Gross added value	17,567,306		17,670,333		15,048,258
Retention
Depreciation and amortization	(1,462,034)		(1,237,410)		(1,248,612)
Added value produced	16,105,272		16,432,923		13,799,646
Added value received from transfer
Investments in affiliates and subsidiaries	54,216		43,942		295,414
Added value to distribute	16,159,488		16,476,865		14,095,060
Added value distribution
Employee	5,834,177	36.1%	5,176,648	31.4%	4,874,983	34.6%
Compensation	4,277,355		3,807,408		3,365,593
Benefits	950,549		871,607		854,150
Government severance indemnity funds for employees - FGTS	319,941		285,373		246,238
Other	286,332		212,260		409,002
Taxes	2,022,870	12.5%	3,452,290	21.0%	3,319,362	23.5%
Federal	1,971,489		3,402,502		3,294,845
State	877		410		453
Municipal	50,504		49,378		24,064
Compensation of third-party capital - rental	546,588	3.4%	465,353	2.8%	392,751	2.8%
Remuneration of interest on capital	7,755,853	48.0%	7,382,574	44.8%	5,507,964	39.1%
Dividends and interest on capital	2,901,160		3,540,000		1,575,000
Profit Reinvestment	4,846,765		3,842,093		3,932,606
Profit (loss) attributable to non-controlling interests	7,928		481		358

Total	16,159,488	100.0%	16,476,865	100.0%	14,095,060	100.0%

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The condensed income statements and other significant data are as follows:

Thousands of Reais		2011

(Condensed) Income Statement	Commercial Banking (2)	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	24,971,366	2,589,070	341,328	27,901,764
Income from equity instruments	93,727	-	-	93,727
Income from companies accounted for by the equity method	54,216	-	-	54,216
Net fee and commission income	6,191,891	796,350	351,257	7,339,498
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(753,198)	513,041	5,134	(235,023)
Other operating income (expense)	(695,387)	(29,304)	345,273	(379,418)
TOTAL INCOME	29,862,615	3,869,157	1,042,992	34,774,764
Personnel expenses	(6,031,433)	(525,525)	(86,773)	(6,643,731)
Other administrative expenses	(5,431,219)	(242,032)	(55,650)	(5,728,901)
Depreciation and amortization	(1,331,287)	(105,780)	(24,967)	(1,462,034)
Provisions (net)	(3,024,150)	2,866	(40,179)	(3,061,463)
Impairment losses on financial assets (net)	(9,334,483)	(47,066)	-	(9,381,549)
Impairment losses on non-financial assets (net)	(33,743)	(4,707)	(196)	(38,646)
Other non-financial gains (losses)	452,096	-	-	452,096
OPERATING PROFIT BEFORE TAX (1)	5,128,396	2,946,913	835,227	8,910,536

Other:
Total assets	345,579,236	51,045,367	3,261,479	399,886,082
Loans and advances to customers	148,372,380	34,653,359	40,529	183,066,268
Customer deposits	150,404,639	22,471,578	1,597,674	174,473,891

Thousands of Reais	2010

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	21,301,329	2,501,318	292,431	24,095,078
Income from equity instruments	51,721	-	-	51,721
Income from companies accounted for by the equity method	43,942	-	-	43,942
Net fee and commission income	5,529,572	891,897	414,039	6,835,508
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	1,550,319	244,408	80,323	1,875,050
Other operating income (expense)	(596,271)	(29,992)	278,264	(347,999)
TOTAL INCOME	27,880,612	3,607,631	1,065,057	32,553,300
Personnel expenses	(5,354,100)	(512,097)	(59,979)	(5,926,176)
Other administrative expenses	(5,003,189)	(215,499)	(85,738)	(5,304,426)
Depreciation and amortization	(1,129,919)	(57,718)	(49,773)	(1,237,410)
Provisions (net)	(1,940,727)	4,039	(37,638)	(1,974,326)
Impairment losses on financial assets (net)	(8,225,451)	(8,359)	-	(8,233,810)
Impairment losses on non-financial assets (net)	(20,601)	-	1	(20,600)
Other non-financial gains (losses)	139,951	-	-	139,951
OPERATING PROFIT BEFORE TAX (1)	6,346,576	2,817,997	831,930	9,996,503

Other:
Total assets	308,973,195	40,139,949	25,549,539	374,662,683
Loans and advances to customers	121,175,888	30,149,793	40,880	151,366,561
Customer deposits	144,385,872	22,180,522	1,382,807	167,949,201

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2009

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	20,260,381	1,766,812	139,898	22,167,091
Income from equity instruments	29,903	-	-	29,903
Income from companies accounted for by the equity method	295,414	-	-	295,414
Net fee and commission income	4,969,848	863,326	404,588	6,237,762
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	1,751,572	859,209	54,351	2,665,132
Other operating income (expense)	(280,861)	(22,540)	187,777	(115,624)
TOTAL INCOME	27,026,257	3,466,807	786,614	31,279,678
Personnel expenses	(4,971,773)	(474,295)	(64,904)	(5,510,972)
Other administrative expenses	(5,213,092)	(175,017)	(48,136)	(5,436,245)
Depreciation and amortization	(1,175,995)	(38,635)	(33,982)	(1,248,612)
Provisions (net)	(3,389,253)	(45,050)	(46,390)	(3,480,693)
Impairment losses on financial assets (net)	(9,883,382)	(83,022)	-	(9,966,404)
Impairment losses on non-financial assets (net)	(899,172)	-	(1,382)	(900,554)
Other non-financial gains (losses)	3,400,931	-	-	3,400,931
OPERATING PROFIT BEFORE TAX (1)	4,894,521	2,650,788	591,820	8,137,129

Other:
Total assets	253,639,547	40,738,892	21,594,137	315,972,576
Loans and advances to customers	99,511,366	28,571,262	241,296	128,323,924
Customer deposits	124,296,966	23,872,581	1,270,609	149,440,156

(1) Includes in the Commercial Bank, the fiscal hedge of investment on Cayman branch (a strategy to mitigate the effects of fiscal and exchange rate changes on investments offshore over the net income), which result is recorded in “Gains/losses on financial assets and liabilities (net)” fully offset the tax line. The effects of the devaluation of the Real against the Dollar in 2011 generated losses of R$1,646,212 thousand. In 2010 were recorded gains of R$272,131 thousand and 2009 earnings of R$936,528 thousand.

(2) Institutional results, such as the gain on the sale of Santander Seguros in 2011, are allocated in the Commercial Banking segment.

To allow a better assessment of the operating segment, from 2010, the assets related to insurance activities are presented in the insurance segment and asset management. For purposes of comparison, in 2009 we made the reclassification of these assets, since they were assigned to other operating segments. The insurance assets were incorporated into the Bank in the third quarter of 2009 with the merger of shares of Santander Seguros.

Additionally, the Bank does not have any customers that individually accounted for 10% or greater of our interest and similar income for 2011, 2010 and 2009.

43. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties on December 31, 2011, 2010 and 2009:

a) Key-person management compensation

At the meeting held on April 26, 2011, was approved the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2011, amounting to R$283,540 thousand, covering fixed remuneration, variable and equity-based and other benefits. Additionally, was approved the global compensation of the Audit Committee members for the period of 12 months from March 24, 2011, in the amount of up to R$3,960 thousand.

i) Long-term benefits

The Santander Brazil as well as Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to its share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’, Executive Board’s and Audit Committee compensation:

Thousands of Reais	2011	2010	2009
Fixed compensation	48,997	45,078	35,258
Variable compensation	162,154	133,649	118,240
Share based payments	18,067	29,083	3,250
Other	11,818	8,659	6,294
Total (1) (2)	241,036	216,469	163,042

(1) Refers to the amount paid by Banco Santander to its executives officers for the positions which they hold in the Bank and other companies of the conglomerate. And in 2011, includes the share incurred with the changes in administrative structure and governance in the completion of the Bank's integration process.
(2) In 2011, they were paid to the Directors of Santander Seguros and Santander Asset the amount of R$8,312 thousand (2010 - R$6,667 thousand).

Additionally, in 2011, charges were collected on key-person management compensation amounting R$22,768 thousand (2010 - R$23,547 thousand and 2009 - R$12,294 thousand).

iii) Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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
IV - - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2011, 2010 and 2009:

			December 31, 2011
Stockholders'	Common Shares (thousands)	Common Shares (%)	Preferred Shares (thousands)	Preferred Shares (%)	Total Shares (thousands)	Total Shares (%)
Grupo Empresarial Santander, S.L. (1)	72,876,994	34.2%	61,631,776	33.1%	134,508,770	33.7%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Banco Santander, S.A. (1)	2,090,231	1.0%	1,900,210	1.0%	3,990,441	1.0%
Santander Insurance Holding (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	211,427	0.1%	193,458	0.1%	404,885	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	37,929,333	17.8%	35,984,611	19.3%	73,913,944	18.5%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%
(1) Companies of the Santander Spain Group. (*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

			December 31, 2010
Stockholders'	Common Shares (thousands)	Common Shares (%)	Preferred Shares (thousands)	Preferred Shares (%)	Total Shares (thousands)	Total Shares (%)
Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Insurance Holding (1) (2)	206,663	0.1%	-	0.0%	206,663	0.1%
Employees	240,934	0.1%	220,512	0.1%	461,446	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	37,899,827	17.8%	35,957,557	19.3%	73,857,384	18.5%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

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

			December 31, 2009
Stockholders'	Common Shares (thousands)	Common Shares (%)	Preferred Shares (thousands)	Preferred Shares (%)	Total Shares (thousands)	Total Shares (%)
Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Seguros S/A (2)	7,241	0.0%	9,525	0.0%	16,766	0.0%
Santander Insurance Holding (1)	4,745,084	2.2%	4,125,836	2.2%	8,870,920	2.2%
Employees	311,840	0.1%	284,366	0.2%	596,206	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	33,283,259	15.7%	31,758,342	17.0%	65,041,601	16.4%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Amendment to Form F-3 and sales of ADS by Santander Group

On November 14, 2011, Banco Santander filed the application for registration of an amendment number 2 to the Registration Statement on Form F-3, which is valid automatically, with the Securities and Exchange Commission (SEC), to allow the sale of ADS or Units of Banco Santander by the Santander Group companies orown Banco Santander. Additionally, in terms of a prospectus supplement filed on November 16, 2011, any one shareholder of Banco Santander SA (Santander Spain), Grupo Empresarial Santander SL (GES), and Banco Madesant - Sociedade Unipessoal S.A. (an affiliate company of the group) may offer for sale, periodically, to 310,832,288 ADS or Units of Banco Santander. The purpose of these documents is to have available for sale on a registered basis, by Banco Santander and certain companies belonging to Grupo Santander, about 8% of the share capital of Banco Santander. As reported by Banco Santander Spain, is the intention of Grupo Santander the record is used to: (i) allow greater flexibility to the Santander Group in relation to the fulfillment of its commitment to deliver about 5% of its shareholding in Banco Santander on the terms of the exchangeable securities issued; and (ii) comply with the commitment of Santander Spain to reach a free float of 25% in Banco Santander before October, 2012 (or subject to an agreement with BM&FBOVESPA, before October 2014), when market conditions are appropriate. No registration with the CVM public offering of securities in Brazil was requested. On 9 January, 2012 the GES transferred to Santander Spain ADRs representing approximately 5.18% of the capital of Santander Brasil, in an internal reorganization at the Santander Group, for the transfer of approximately 4.41% of the capital of Santander Brasil to a third party that will deliver the same share to investors in the exchangeable securities issued by Santander Spain in October 2010 when due and as provided in such securities. The exchangeable securities issued by Santander Spain has been the subject of a Material Fact dated October 29, 2010. As a result of these transfers Santander Spain, directly or indirectly, now holds 78.14% of voting capital and 76.97% of the total capital of Santander Brasil, and the free float rose to 22.75% of total capital.

d) Related-Party Transactions

Transactions among the entities of Banco Santander are carried out under usual market value, rates and terms, and under commutative condition.

Santander has the Policy on Related Party Transactions approved by theBoardof Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its shareholders. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are made in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and involve no greater risk than the normal billing or have other disadvantages.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The principal transactions and balances are as follows:

Thousands of Reais		2011			2010
	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets
Trading derivatives, net	(25,639)	-	(442,496)	35,513	-	(125,147)
Banco Santander, S.A. – Spain	(25,639)	-	-	35,513	-	-
Santander Benelux, S.A., N.V.	-	-	(308,821)	-	-	(118,521)
Abbey National Treasury Services Plc	-	-	(39,102)	-	-	(33,076)
Real Fundo de Investimento Multimercado Santillana Credito Priv	-	-	(94,573)	-	-	26,450
Loans and amounts due from credit institutionso - Cash and
overnight operations in foreign currency	227,724	-	1,097	4,245,332	-	729
Banco Santander, S.A. – Spain (3)	227,724	-	-	4,245,332	-	-
Banco Santander Totta, S.A.	-	-	1,097	-	-	729
Loans and amounts due from credit institutions - Others	95,539	822,928	266,568	16,922	269,667	279,535
Banco Santander, S.A. – Spain	95,539	-	-	16,922	-	-
Santander Benelux, S.A., N.V.	-	-	262,818	-	-	258,261
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	822,606	-	-	263,559	-
Companhia de Arrendamento Mercantil RCI Brasil	-	322	-	-	6,108	-
Abbey National Treasury Services Plc	-	-	1,369	-	-	18,817
Santander Overseas Bank, Inc – Puerto Rico	-	-	2.381	-	-	2.457
Other Assets	5,438	615	383,871	27,090	795	-
Banco Santander, S.A. – Spain	5,438	-	-	27,090	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	615	-	-	529	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	-	266	-
Santander Seguros	-	-	326,637	-	-	-
Others	-	-	57,234	-	-	-

Liabilities
Deposits from credit institutions	(1,200,207)	(15,213)	(171,371)	(2,167,452)	(76,340)	(1,940,158)
Banco Santander, S.A. – Spain (4)	(1,200,207)	-	-	(2,167,452)	-	-
Grupo Banesto: Sociedades consolidables	-	-	(167,081)	-	-	(75,477)
Banco Madesant - Sociedade Unipessoal, S.A. (5)	-	-	-	-	-	(1,857,963)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(10,348)	-	-	(73,270)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(4,865)	-	-	(3,070)	-
Others	-	-	(4,290)	-	-	(6,718)
Customer deposits	-	-	(422,753)	-	-	(375,869)
ISBAN Brasil S.A.	-	-	(110,341)	-	-	(129,500)
Produban Serviços de Informática S.A.	-	-	(47,970)	-	-	(43,439)
Universia Brasil S.A.	-	-	(310)	-	-	(3,218)
Real Fundo de Investimento Multimercado Santillana Credito Priv	-	-	(223,367)	-	-	(198,236)
Fundo de Investimento Multimercado Menorca Crédito Privado	-	-	(31,062)	-	-	-
Others	-	-	(9,703)	-	-	(1,476)
Other Liabilities - Dividends and Bonuses Payable	(908,004)	-	(3,615)	(1,703,847)	-	(1,037)
Banco Santander, S.A. – Spain (4)	(7,772)	-	-	-	-	-
Grupo Empresarial Santander, S.L. (1)	(379,617)	-	-	(726,925)	-	-
Santander Insurance Holding, S.L.	-	-	(553)	-	-	(1,037)
Sterrebeeck B.V. (1)	(520,615)	-	-	(976,922)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(3,062)	-	-	-
Other Payables	(3,972)	-	(85,979)	(6,353)	-	(52,586)
Banco Santander, S.A. – Spain	(3,972)	-	-	(6,353)	-	-
Santander Insurance Holding, S.L.	-	-	(9,257)	-	-	(52,358)
Santander Seguros	-	-	(74,772)	-	-	-
Others	-	-	(1,950)	-	-	(228)

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	Parent (1)	2009 Joint- controlled companies	Other Related-Party (2)

Assets
Trading derivatives, net	35,331	-	(84,068)
Banco Santander, S.A. – Spain	35,331	-	-
Santander Benelux, S.A., N.V.	-	-	(66,259)
Abbey National Treasury Services Plc	-	-	(24,028)
Others	-	-	6,219
Loans and amounts due from credit institutionso - Cash and overnight operations in foreign currency	-	-	909
Banco Santander Totta, S.A.	-	-	901
Others	-	-	8
Loans and amounts due from credit institutions - Others	-	335,526	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	297,772	-
Companhia de Arrendamento Mercantil RCI Brasil	-	37,754	-
Other Assets	115	541	27
Banco Santander, S.A. – Spain	115	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	323	-
Companhia de Arrendamento Mercantil RCI Brasil	-	218	-
Others	-	-	27

Liabilities
Deposits from credit institutions	(2,741,547)	(15,142)	(546,805)
Banco Santander, S.A. – Spain (4)	(2,741,547)	-	-
Grupo Banesto: Sociedades consolidables	-	-	(157,283)
Abbey National Beta Investments Limited	-	-	(387,616)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(12,516)	-
Others	-	(2,626)	(1,906)
Customer deposits	-	-	(455,733)
ISBAN Brasil S.A.	-	-	(112,134)
Produban Serviços de Informática S.A.	-	-	(43,138)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(192,139)
Fundo de Investimento Multimercado Menorca Crédito Privado	-	-	(106,506)
Others	-	-	(1,816)
Other Liabilities - Dividends and Bonuses Payable	(1,310,097)	-	(81,701)
Grupo Empresarial Santander, S.L. (1)	(570,414)	-	-
Santander Insurance Holding, S.L.	-	-	(81,701)
Sterrebeeck B.V. (1)	(739,683)	-	-
Other Payables	(9,266)	-	(60,203)
Banco Santander, S.A. – Spain	(9,266)	-	-
Santander Insurance Holding, S.L.	-	-	(59,922)
Others	-	-	(281)

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company's subsidiaries (Banco Santander, S.A .- Spain).
(3) In 2011, includes cash (2010 - R$315,203). In 2010, refers to overnight operations in foreign currency, amounting R$3,930,129 with interest of 0.22% p.a. and 2009 - R$ 993,768 thousand with interest of 0.07% p.a.
(4) In 2011, refers to fund raising operations through transfers abroad amounting R$1,200,207 thousand with maturity until January 2015 and interest between 0.39% and 5.82% p.a. In 2010, includes raising funds through operations overseas transfers totaling R$1,995,608 thousand with maturity date until January 2015 and interest between 0.25% and 7.89% p.a. (2009 - R$2,663,465 thousand with maturity until July 2014 and interest between 0.43% and 6.8% p.a.).
(5) In 2010, refers to raising funds through time deposits with maturity on February 28, 2011 and interest of R$1.76% p.a.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	Parent (1)	2011 Joint-controlled companies	Other Related-Party (2)	Parent (1)	2010 Joint-controlled companies	Other Related- Party (2)

Income
Interest and similar income - Loans and amounts due from credit institutions	5,046	50,771	267	2,384	39,395	1,029
Banco Santander, S.A. – Spain	5,046	-	-	2,384	-	-
Abbey National Treasury Services Plc	-	-	14	-	-	1,029
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	50,771	-	-	38,545	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	-	850	-
Santander Benelux, S.A., N.V.	-	-	253	-	-	-
Interest expense and similar charges - Customer deposits	-	-	(37,974)	-	-	(28,827)
ISBAN Brasil S.A.	-	-	(10,551)	-	-	(9,359)
Produban Serviços de Informática S.A.	-	-	(3,841)	-	-	(2,736)
Real Fundo de Investimento Multimercado Santillana Credito Priv	-	-	(21,777)	-	-	(16,166)
Others	-	-	(1,805)	-	-	(566)
Interest expense and similar charges - Deposits from credit institutions	(15,311)	(620)	(5,044)	(47,134)	(526)	(32,676)
Banco Santander, S.A. – Spain	(15,311)	-	-	(47,134)	-	-
Abbey National Beta Investments Limited	-	-	-	-	-	(7,415)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(620)	-	-	(526)	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(5,013)	-	-	(25,143)
Others	-	-	(31)	-	-	(118)
Expense and similar charges - Marketable debt securities	(1,789)	-	-	-	-	-
Banco Santander, S.A. – Spain	(1,789)	-	-	-	-	-
Fee and commission income (expense)	(14,820)	13,262	56,224	73,975	6,770	9,449
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	10,118	-	-	6,327	-
Banco Santander, S.A. – Spain	(14,820)	-	-	73,975	-	-
Aviación Antares, A.I.E.	-	-	-	-	-	9,449
Aviación Centaurus, A.I.E.	-	-	11,928	-	-	-
Santander Seguros	-	-	35,785	-	-	-
Others	-	3,144	8,511	-	443	-
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(245,096)	6,522	505,726	(44,953)	-	(42,090)
Banco Santander, S.A. – Spain	(245,096)	-	-	(44,953)	-	-
Santander Benelux, S.A., N.V.	-	-	(38,238)	-	-	32,489
Santander Overseas Bank, Inc – Puerto Rico	-	-	160	-	-	188
Fundo de Investimento Multimercado Santillana Cred. Privado	-	-	(342,975)	-	-	(86,572)
Abbey National Treasury Services Plc	-	-	(91,726)	-	-	14,763
Santander Investment Securities Inc.	-	-	(11,714)	-	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	6,522	-	-	-	-
Others	-	-	(21,233)	-	-	(2,958)
Administrative expenses and Amortization	(152)	-	(256,681)	-	-	(226,127)
ISBAN Brasil S.A.	-	-	(54,104)	-	-	(50,320)
Produban Serviços de Informática S.A.	-	-	(103,991)	-	-	(108,741)
ISBAN Chile S.A.	-	-	(4,814)	-	-	(5,491)
Aquanima Brasil Ltda.	-	-	(21,500)	-	-	(21,256)
Ingeniería de Software Bancario, S.L.	-	-	(32,209)	-	-	(19,722)
Produban Servicios Informaticos Generales, S.L.	-	-	(23,629)	-	-	(15,868)
Santander Seguros	-	-	(89)	-	-	-
Zurich Santander Insurance America, S.L.	-	-	(12,151)	-	-	-
Others	(152)	-	(4,194)	-	-	(4,729)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	-	-	424,292	-	-	-
Zurich Santander Insurance America, S.L.	-	-	424,292	-	-	-

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	Parent (1)	2009 Joint- controlled companies	Other Related-Party (2)

Income
Interest and similar income - Loans and amounts due from
credit institutions	2,463	40,034	2,487
Banco Santander, S.A. – Spain	2,463	-	-
Abbey National Treasury Services Plc	-	-	2,487
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	33,674	-
Companhia de Arrendamento Mercantil RCI Brasil	-	6,360	-
Interest expense and similar charges - Customer deposits	-	-	(39,482)
ISBAN Brasil S.A.	-	-	(8,112)
Produban Serviços de Informática S.A.	-	-	(4,820)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-		(7,922)
Fundo de Investimento Multimercado Menorca Crédito Privado	-	-	(11,940)
Cia Brasileira de Soluções e Serviços – CBSS	-	-	(5,051)
Others	-	-	(1,637)
Interest expense and similar charges - Deposits from credit institutions	(240,448)	(7,630)	(12,156)
Banco Santander, S.A. – Spain	(240,448)	-	-
Santander Overseas Bank, Inc – Puerto Rico	-	-	(9,062)
Abbey National Beta Investments Limited	-	-	(1,869)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(1,253)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(6,377)	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	-
Others	-	-	(1,225)
Fee and commission income (expense)	20,963	6,861	13,407
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	6,134	-
Banco Santander, S.A. – Spain	20,963	-	-
Santander Capitalização	-	-	12,597
Others	-	727	810
Gains (losses) on financial assets and liabilities (net)	51,758	2	(512,920)
Banco Santander, S.A. – Spain	51,758	-	-
Santander Benelux, S.A., N.V.	-	-	(320,972)
Santander Overseas Bank, Inc – Puerto Rico	-	-	(6,001)
Fundo de Investimento Multimercado Menorca Crédito Privado	-	-	46,022
Fundo de Investimento Multimercado Santillana Cred. Privado	-	-	(182,833)
Abbey National Treasury Services Plc	-	-	(2,836)
Santander Investment Securities Inc.	-	-	(44,757)
Others	-	2	(1,543)
Administrative expenses and Amortization	-	-	(211,796)
ISBAN Brasil S.A.	-	-	(42,061)
Produban Serviços de Informática S.A.	-	-	(99,548)
Aquanima Brasil Ltda.	-	-	(22,239)
Ingeniería de Software Bancario, S.L.	-	-	(20,689)
Produban Servicios Informaticos Generales, S.L.	-	-	(15,318)
Others	-	-	(11,941)
Gains on disposal of assets not classified as non-current assets held for sale	-	-	2,376,460
Santusa Holding, S.L.	-	-	2,376,460

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V. (2) Refers to the Company's subsidiaries (Banco Santander, S.A .- Spain).

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

• Collective decisions (even at branch level), which ensure that different opinions are taken into account and avoid decisions are taken individually.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Maintenance of a medium-low risk profile, and low volatility and its predictability, by:

- seeking to achieve a high degree of risk diversification, thus limiting risk concentration on particular customers, groups, sectors, products or geographical locations;

- maintaining a low level of complexity in Markets operations;

- paying ongoing attention to risk monitoring in order to prevent potential portfolio impairment sufficiently in advance.

  At Bank, the risk management and control process has been structured using as reference the framework defined at corporate level and described according to the following phases:

  • Adaptation of corporate management frameworks and policies that reflect Group Santander’s risk management principles.

  The Bank adopts a series of risk policies and procedures that constitute its regulatory framework, which, taking the form of circulars, policies and operating rules, regulates the risk activities and processes.

  Within this regulatory framework, the Corporate Risk Management Framework, approved by Senior Management (Risks), regulates the principles and standards governing the Santander Brazil´s risk activities, based on the corporate organizational and a management models.

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

  • Measurement of risks using periodically tested methods and models;

  • Preparation and distribution of a complete set of reports that are reviewed daily by the heads at all levels of Santander management.

    Implementation of a risk control system which checks, on a daily basis, the degree to which Bank´s risk profile matches the risk policies approved and the risk limits set. The most noteworthy corporate tools and techniques (abovementioned) already in use in Santander Bank are in different stages of maturity regarding the level of implementation and use in Bank. For wholesale segment, these techniques are quite in line with the corporate level development. For local segments, internal ratings and scorings based models, VaR and market risk scenario analysis and stress testing have been already embbebed in risk management routine while Expected loss, Economic Capital and RORAC have been integrated in risk management.

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

    • VaR, which is used for controlling and setting the market risk limits for the various treasury portfolios.

    • Scenario analysis and stress testing to supplement market and credit risk analyses in order to assess the impact of alternative scenarios, even on provisions and capital.

    The Bank intends to use the internal Models for the calculation of regulatory capital (regulatory) and for this has agreed a timetable with the local supervisor. The Bank has defined a Basel2 governance structure and has assigned for this purpose, the necessary human and technology resources to meet the stringent requirements established by the regulators.

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

    - Approve proposals and operations and limits customers and portfolios.

    - Set references on general themes related to Market Risk, Country Risk, wholesale segment customers (including a global relationship) and retail themes (Credit Management Programs).

    - Keep informed, evaluate and follow any comments and recommendations that may be made periodically by supervisors in discharging its functions;

    - Ensure that the performance of Santander is consistent with the level of risk tolerance, previously approved by the Executive Committee and Council, and aligned with the policies of the Santander Group;

    - Authorize the use of management tools and models of local risks and know the result of its internal validity.

    The risk function at Bank is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and a functional standpoint, and reports directly to the President of Santander and the Director of Corporate Risk Group Santander.

    More details of the structure, methodology and control system related to risk management is described in the report, available on the site www.santander.com.br.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

    b) Credit Risk

    b.1) Introduction to the treatment of credit risk

    The Bank develops Credit Risk Management policies and strategies with the support of several business departments, which are responsible for guaranteeing the appropriate validation of the systems and internal procedures applied in the credit risk management. These systems and procedures are applied to the identification, measurement, control, and mitigation of exposure to credit risk, by individual transaction or aggregate of similar transactions.

    The goal is to maintain a risk profile and adequate minimum return that outweighs the risk of default and estimated customer and portfolio, as defined by the Executive Committee.

    The specialization of the Bank’s risk function is based on the type of customer and, accordingly, a distinction is made between individualized customers and standardized customers in the risk management process:

    • Customers with individual management: Customers with individual management: the wholesale segment customers, financial institutions and certain companies. Risk management is implemented through a risk analyst set. The client is linked to risk analyst who prepares the analysis, the Committee directs and monitors the progress of the client.

    • Customers with standardized management: individuals and companies not classified as individual clients. The management of this risk models based on automated decision-making and risk assessment of local risks, complemented by commercial competencies and teams of analysts to handle exceptions.

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

    b.2) Measures and measurement tools

    Rating tools

    The Bank has used proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the Entity’s historical experience, with the exception of certain portfolios classified as “low default portfolios”. Rating/Scores models are used in the Bank’s loan approval and risk monitoring process.

    Global rating tools are applied to the sovereign risk, financial institutions and global wholesale clients (GBM). Management of these segments is centralized at Bank level. These tools assign a rating to each customer, which is obtained from a quantitative or automatic module, based on balance sheet ratios or macroeconomic variables, supplemented by the analyst’s judgment.

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

    For customers with standardized management, both legal entities and individuals, scoring tools that automatically assign a score to the proposed transactions.

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

    For low portfolios, such as banks, sovereign risk or global wholesale clients, the parameters are based on CDS market data and with global broadness, using Santander´s world presence.

    For the other portfolios, parameter estimates are based on the Bank’s internal experience. In retail portfolios, the internal rating is estimated based on models that use client behavior data and available external bureau information; PDs are then calculated based on default rates, which is defined as up to 90 days past due.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

		Equivalence with:

Internal rating	Probability of Default	Standard & Poor's	Moody's
9.3	0.017%	AAA	Aaa
9.2	0.018%	AA+	Aa1
9.0	0.022%	AA	Aa2
8.5	0.035%	AA-	Aa3
8.0	0.06%	A+	A1
7.5	0.09%	A	A2
7.0	0.14%	A-	A3
6.5	0.23%	BBB+	Baa1
6.0	0.36%	BBB+	Baa2
5.5	0.57%	BBB-	Baa3
5.0	0.92%	BB+	Ba1
4.5	1.46%	BB	Ba2
4.0	2.33%	BB/BB-	Ba2/Ba3
3.5	3.71%	BB-/BB+	Ba3/B1
3.0	5.92%	B+/B	B1/B2
2.5	9.44%	B	B2
2.0	15.05%	B-	B3
1.5	24.00%	CCC	Caa1
1.0	38.26%	CC/C	Caa1/Caa2

b.3) Observed loss: measures of cost of credit

    To supplement the use of the advanced models described above (see related data in the “Economic Capital” section), other habitual measures are used to facilitate prudent and effective management of credit risk based on observed loss.

    The cost of credit is mainly measured by performance indicators such as the variation in the provision for credit losses, nonperforming loans in the process of recovery and net credits written off as losses.

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

    Inthecaseof standardized risks, the risk limits are planned and set using the credit management programs (PGC), a document agreed upon by the business areas and the risk units and approved by the Risk Executive Committee, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

    Risk analysis and credit rating process

    Risk analysis is a pre-requisite for the approval of loans to customers by the Bank. This analysis consists of examining the counterparty’s ability to meet its contractual obligations to the Banco Santander, which involves analyzing the customer’s credit quality, its risk transactions, solvency, and sustainability of business and the return to be obtained in view of the risk assumed.

    The risk analysis is conducted yearly, at least, and can be held shortly when client profile indicates (through systems with centralized alerts, managers visits to clients or specific credit analysis), or when operations are not covered by pre-classification.

    Transaction decision-making

    The purpose of the transaction decision-making process is to analyze transactions and adopt resolutions thereon, taking into account the interest risk (risk appetite) and any transaction elements that are important in achieving a balance the relation between risk and return.

    The Bank has been using, among others, the RORAC (return on risk-adjusted capital) methodology for the risk analysis and pricing in the decision-making process on transactions and deals.

    Risk monitoring and control

    In addition to the tasks performed by the Internal Audit Division, the Risks Vice Presidency has a specific risk monitoring function for adequate credit quality control, which consists of local and global teams to which specific resources and persons in charge have been assigned.

    This monitoring function is based on process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, and the adoption of mitigating actions. The risk monitoring function is specialized by customer segment.

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

    Any changes in the Bank’s risk exposure are controlled on an ongoing and systematic basis against budgets, limits and benchmarks, and the impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loss portfolio within the parameters set by Executive Commission.

    The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product and process, thus facilitating the detection of specific areas warranting action and for which decisions have to be taken.

    b.5.1) Credit recovery

    The Credit Recovery department works in the credit collection and recovery of Bank Santander clients. The strategies and channels of collection operation are defined according analysis which showed the greatest efficiency in the recovery. In the early days of delinquency, is adopted a more enhanced recovery model, with specific strategies, with a closer internal monitoring. Call centers, negativation in the organs of credit protection (credit bureaus), letters of collection and collection through the branches network are used during this phase, in order to recover the loan and maintain customer relationship. In cases with arrears exceeding 60 days past due and higher values, come into play internal teams specialized in restructuring and credit recovery with direct management of delinquent customers. Lower values or more severe delays have the recovery carried out through third party collection administrative (friendly) or judicial, according to internal criteria, receiving a commission for any amounts recovered.

    Tools are used, such as behavioral score, to study the performance of collecting certain groups, in an attempt to reduce costs and increase recoveries. The customers probability of payment are classified as low risk, and greater attention is paid to maintaining a healthy relationship with them. Customers with little chance of making the payment, in turn, are classified as high risk, and are being monitored more closely . All customers, with overdue amounts or restructured credits, have internal restrictions.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

    The risk committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk portfolio concentration.

    From the sectorial standpoint, the distribution of the corporate portfolio is adequately diversified.

    The Bank’s Risk Area works closely with the Finance Area in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

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

    Environmental risk

    Are in place Environmental Risk Practice for the Bank Santander for the Wholesale Bank which in addition to lending, provides analysis of environmental issues in accepting clients. The Environmental Risk area analyzes the social management of the client and its value chain by checking items such as contaminated areas, deforestation, labor violations and other problems for which there is the risk of penalties.

    A specialized team with a background in Biology, Geology, Chemistry, Health and Safety Engineering monitors the social and environmental practices of clients and a team of financial analysts studying the probability of damages related to such practices that may affect the guarantees and the financial condition of Banks' customers. Our experience shows that the company cares for the well-being of its employees and the environment in which it operates tend to have a more efficient and therefore more likely to honor their commitments and generate good business.

    b.7) Variations in main aggregates in 2011

    Systems integration and search for speed and simplicity in our day to day operations resulted in a new risk model, consolidated in 2011 into a single technology platform, which allowed us to streamline processes and improve the approval period for our credit customers. The new model has brought significant synergy gains for credit analysis as more scope to the team's commercial retail and new models score without losing credit quality and prudence that has characterized our political risk.

    Thus, we reinforce our regionalized structure and were better prepared to grow and gain market share, supporting the business strategy of Santander in Brazil. Thus, we end the year with above-market results, reversing the trend of the first month.

    In 2011, we also work on credit recovery, especially due to the increase in defaults. Reinforce controls and guidance we offer to our customers in order to ensure they have access to products and services commensurate with their income. For this, we created a team of experts prepared to understand the reality of customers and thus offer solutions for all types of situations.

    Even before this, we are still adopting a strategy of expanding credit, supported by the positive momentum of the Brazilian economy and our political risk. One of the differences of this policy is the involvement of top management in decision making. The discussions take place in the Risk Committee and the resolutions are defined in a collegiate manner to ensure maximum alignment. Another important point is the independence of staff in relation to the business, which allows more assertive decisions and reduces credit risk.

    On the environmental risk, the year 2011 was important to consolidate our practices and improve processes, increasing the rigor of the controls the most critical areas of the productive sector.

    The following table shows the key indicators of credit risk:

	2011	2010	2009

Credit risk exposure - customers (*) (Thousand of Reais)	216,756,389	183,121,435	159,465,631
Non-performing loans ratio (%)	6.73%	5.82%	7.15%
Impairment coverage ratio (%)	85.52%	98.32%	101.72%
Specific credit loss provisions, net of RAWO (**) (Thousand of Reais)	11,179,835	9,191,762	10,070,479
Cost of credit (% of risk)	4.76%	4.86%	6.24%
Data prepared on the basis of management criteria and the accounting criteria of the controller unit.
(*) Includes gross loans and advances to customers, guarantees and documentary credits.
(**) RAWO = Recoveries of Assets Written Off.

c) Market Risk

    Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

    The Bank operates according to global policies, within the Group’s risk tolerance level, aligned with the objectives in Brazil and in the world.

    With this purpose, it has developed its own Risk Management model, according to the following principles:

    - Functional independence;

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

    The activities are segmented by risk type as follows:

    - Trading: this item includes financial services for customers, trading operations and positioning mainly in fixed-income, equity , foreign currency products and shares.

    - Balance sheet management: A risk management assessment aims to give stability to interest income from the commercial and economic value of the Bank, maintaining adequate levels of liquidity and solvency. The risk is measured by the balance sheet exposure to movements in interest rates and level of liquidity.

    - Structural risks:

    i. Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies than the Real (hedges of results).

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

    The standard methodology applied to trading activities by the Santander Bank and the value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

    Value at risk (VaR)

    The value at risk for balance sheet aggregates and investment portfolios is calculated by applying the same standard as that used for trading: historical simulation with a confidence interval of 99% . Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

    c.7) Risks and results in 2011

    Trading

    The average VaR of the Bank’s trading portfolio in 2011 at R$21.73 (2010 - R$27.19 million and R$38.0 million for 2009). The dynamic management of this profile enables the Bank to change its strategy in order to capitalize on the opportunities offered by an environment of uncertainty.

    c.7.1) Balance sheet management (1)

    Interest rate risk

    Convertible currencies

    At 2011 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Banco Santander portfolios was concentrated on the BRL interest rate curve was negative by R$263.02 million.

    Also at 2011 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Banco Santander in the BRL interest rate curve was negative by R$1,491.78 million.

    Quantitative risk analysis

    The interest rate risk in balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, increased R$40 million over 2011, reaching a maximum of R$263 million in the month in December. The sensitivity value increased R$299 million during 2011, reaching maximum level in November to R$1,596 million. The main factors that occurred in 2011 and influenced the growth of this sensitivity, we increase the loan portfolio of approximately R$18 billion (generating an increase of R$194 million MVE) and the sale of Santander Seguros.

Thousands of Reais
2011
Sensibilities
Net Interest Margin	263
Market Value of Equity	1,492
Value at Risk - Balance
VaR	252
(1) Includes the balance sheet total, except for the financial assets and liabilities held for trading.

Structural liquidity management

    Structural liquidity management seeks to finance the Bank’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

    The main features of the structural liquidity management in 2011 were as follows:

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

    The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking portfolio, for each one of the portfolio scenarios as at December 31, 2011.

Trading portfolio
		2011
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	(12,977)	(7,553)	84,447
Coupon - Other Currencies	(4,533)	(45,334)	(226,670)
Fixed Interest Rate - Reais	(4,590)	(45,899)	(229,495)
Shares and Indices	(5,990)	(14,974)	(29,948)
Inflation	6,037	60,370	301,848
Others	(1,413)	(14,128)	(70,640)
Total (1)	(23,466)	(67,518)	(170,458)
(1) Capital market value was calculated with 1.5 year maturity.

    The table below summarizes the stress values generated by the Banco Santander’s corporate systems, related to the banking portfolio, for each one of the portfolio scenarios as of December 31, 2011.

Portfolio Banking
		2011
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	(964)	(9,643)	(48,217)
TR and Long-term Interest Rate (TJLP)	(3,502)	(35,025)	(175,125)
Fixed Interest Rate - Reais	(36,903)	(369,034)	(1,845,171)
Inflation	(1,496)	(14,959)	(74,793)
Total (1) (2)	(42,865)	(428,661)	(2,143,306)

    (1) Capital market value was calculated with 1.5 year maturity.
    (2) Amounts net of tax effects.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

    TR and TJLP: all products with price changes in the TR and TJLP.

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

    Centralized Approach

    As per the centralized approach, the Operational and Technological Risks Department is responsible for the control of operational and technological risks. Departmental responsibilities include: identify, assess, capture, monitor, control, analyze, consolidate, model and assist in mitigating not only relevant operational risks but also loss events resulting from operational and technological risks. The scope of the Department’s responsibility comprises organizational units, processes and entities belonging to the Bank.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

    d.4) Business Continuity Risk Management and Control

    With regards to business continuity management, the responsibility is to coordinate and control the implementation, maintenance and upkeep of the methodology as it pertains to the Bank. Key elements of the methodology are:

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

    • Expansion / extension of the scope of Business Continuity Management, incorporating testing Disaster Recovery.

    • Interact with other units throughout the Bank and elect representatives within the most risk-prone areas including the department of Information Technology.

    d.7) Outlook

    Based upon the framework, methodologies, and modus operandi that are in place, the Banco Santander aims to strengthen its position both locally and internationally. As such, the Bank strives to consolidate its strategy and remain in the forefront of operational, technological and business continuity risk management and control. Further substantiating this claim is the implementation of not only an efficient and effective internal control environment but also a risk exposure identification process.

    Key accomplishments and additional information, such as the establishment of the Operational Risk Executive Committee, which can be found at.

    Internal Controls area and Sarbanes-Oxley (Sox) Act

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

    The methodology applied in the Bank establishes a periodic internal controls environmental evaluation, with the objective of:

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

    The methodology contemplates the following internal certification periods:

    - Half-year certification - beginning of second Semester: design and effectiveness control activities evaluation related to de first Semester.

    - Annual certification - beginning of the next accounting year: design and effectiveness control activities evaluation related to the second Semester or during the exercise to verify annual controls or not first semester contemplated controls.

    Additionally, elaborates a semiannually report to evaluate the quality and adequacy of the internal controls system and to identify risks of relevant distortion that may impact the Financial Statements as well as evaluating the quality of the internal controls environment that allows a adequate elaboration and disclosure of the Financial Statements and thus to attend the requirements of regulators. The internal controls report considers the entire developed, applied and monitored Internal Controls Model of the Sox System methodology.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

    • Validate the controls identified and registered to mitigate relevant potential risks of the activities, through design and effectiveness tests.

    e) Reputational Risk

    e.1) Reputational Risk

    A key component of risk management is to ensure that the bank’s reputation is preserved and enhanced.

    The Bank believes that the fundamental precept of its long-term business sustainability and shareholder value creation requires proper conduct of the business activities in accordance with Santander Corporate Values. A good way to do that is to engage responsibly in the right business, with the right clients.

    The Bank defines reputational risk as a risk arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception.

    Such risk can result from either:

    • Actions and behavior of the organization or its staff like products sold, services provided or interactions with stakeholders, which constitutes direct risk.

    • Actions and behavior of external parties, which constitutes indirect risk.

    e.2) Organization and independence of the Compliance function

    Compliance risk has been defined as the risk of legal or regulatory sanctions, material financial loss, or reputational harm Banco Santander may suffer as a result of its failure to comply with relevant laws, regulations, principles and rules, standards and codes of conduct applicable to its activities, in letter and in spirit.

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

    f) Compliance with the new regulatory framework

    The Santander Bank has assumed from the outset a firm commitment to the principles underlying the “Revised Framework of International Convergence of Capital Measurement and Capital Standards” (Basel II). This framework allows entities to make internal estimates of the capital they are required to hold in order to safeguard their solvency against events caused by various types of risk. As a result of this commitment, the Santander Bank has devoted all the human and material resources required to ensure the success of the Basel II implementation plan. For this purpose, a Basel II team was created in the past, consisting of qualified professionals from the Bank’s different areas: mainly Risks, Technology and Operations, the Controller’s Unit, Financial Management, Internal Audit to verify the whole process, as the last layer of control at the entity , and Business particularly as regards the integration of the internal models into management. Additionally, specific work teams have been set up to guarantee the proper management of the most complex aspects of the implementation.

    Supplementing the efforts of the Basel II operating team, Santander Bank senior management has displayed total involvement from the very beginning. Thus, the progress of the project and the implications of the implementation of the New Capital Accord for the Santander Bank have been reported to the management committee and to the board of directors on a regular basis.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

    Regarding the other risks addressed under Pillar Iof Basel II, the Banco Santander is developing internal models for market risk and will remain using the standardized method for operational risk, since it considers the premature use of advanced models (AMA) for this purpose . Regarding the Market Risk, Banco Santander Brazil presented his candidacy in the second half of 2011, pending approval with the regulators for the use of internal models for calculating regulatory capital.

    Pillar 2 is another significant line of action under the Basel II Corporate Framework. In addition to reviewing and strengthening the methodology supporting the economic capital model, the technology was brought into line with the platform supporting Pillar 1, so that all the information on credit risk will come from this source when Brazil implement internal models under Pillar I.

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

g) Economic capital

g.1) Main objectives

    The emergence of economic capital models across the financial world was aimed at addressing a fundamental problem of regulatory capital, Risk Sensitiveness.

    By contrast, economic capital models are primarily designed to yield risk sensitive estimations with two objectives in mind: managing risk more accurately and allocating economic capital among different units within the organization.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

    Taking into consideration the importance of developing risk sensitive capital models, Santander has been making all the efforts to build a robust economic capital model and integrate it fully in the management of the business.

    The main objectives of Bank’s Economic capital framework are:

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

As a result of its prudent economic capital model, Santander meets the criteria for receiving a global AA rating.

Brazil’s Risk profile

The risk profile of Brazil is distributed by the following types of risks:

% Capital	2011	2010	2009
Risk Type
Credit	63%	53%	54%
Market	4%	7%	7%
ALM	7%	12%	12%
Business	9%	11%	10%
Operational	16%	16%	15%
Fixed Assets	1%	1%	1%
TOTAL	100%	100%	100%

    The Credit activity, which in Dec 2010 required 58% of Brazil’s economic capital, had increased its stake to 63% in December 2011, mainly because of higher loan portfolio presented in this same period and continued to be the main source of risk. This was followed by Operational , ALM and Business Risk respectively.

    Operational Risk uses as its basis the Standardized approach. As such, it applies Beta factors to the Gross Income which is and it is very punitive for countries with high spreads.

    The estimated RoRAC (risk adjusted return) for Dec 11 is 30.2%.

    The Bank periodically assesses the level and evolution of the RORAC of its main business units. The RORAC is the profit generated over its economic capital employed, and is calculated using the following formula:

    RoRAC=Profit/Economic Capital

    The Bank also conducts capital planning based on stress test scenarios with the purpose of obtaining future projections of economic and regulatory capital. Results forecasts for the Bank are incorporated into the various scenarios in a coherent way, including their strategic objectives (organic growth, M&A, pay-out ratio, debt issues, etc). Possible capital management strategies are identified to enable the Bank’s solvency and return on capital to be optimized.

    RoRAC

    The Bank has been using RoRAC, with the following purposes:

    1 – To analyze and set a minimum price for operations (admissions) and clients (monitoring);

    2 – To estimate the capital consumption of each client, economic groups, portfolio or business segments in order to optimize the allocation of economic capital thus maximizing the bank’s efficiency;

    3 – To measure and follow the performance of its businesses.

    For assessing each transaction with our global clients the economic capital takes into consideration some variables in order to calculate the Expected and Unexpected Losses:

    1 – Counterparty rating;

    2 – Maturity;

    3 – Guarantees;

    4 – Type of financing;

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

    The return on capital is determined by the cost of capital. In order to create value for the shareholders the minimum return that a transaction must yield must be higher than Santander’s cost of capital. A transaction which does not cover the cost of capital is not approved.

    45. Supplementary information – Conciliation of shareholders’ equity and net income of the Bank

    Following the CVM Instruction 485/2010, we present a reconciliation of shareholders’ equity and net income attributed to the parent between Brazilian GAAP and IFRS, for each of the periods presented, below:

Thousands of Reais	Note	2011	2010	2009

Shareholders' equity attributed under Brazilian GAAP		65,578,565	64,850,978	64,492,693
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	-	-	(174,218)
Classification of financial instruments at fair value through profit or loss	d	13,840	(251)	19,440
Redesignation of financial instruments to available-for-sale	a	303,686	558,032	555,104
Impairment on loans and receivables	b	1,128,106	220,590	960
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	545,763	300,000	217,205
Reversal of goodwill amortization	f	9,786,227	6,682,775	3,441,629
Realization on purchase price adjustments	g	708,533	639,520	727,101
Share based payments	h	34,132	20,976	-
Others		(85,820)	82,698	(14,509)
Shareholders' equity attributed to the parent under IFRS		78,013,032	73,355,318	69,265,405
Non-controlling interest under IFRS		18,960	8,076	1,338
Shareholders' equity (including non-controlling interest) under IFRS		78,031,992	73,363,394	69,266,743

Thousands of Reais	Note	2011	2010	2009
Net income attributed under Brazilian GAAP		3,557,203	3,863,298	1,805,899
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	-	(1,082)	5,125
Classification of financial instruments at fair value through profit or loss	d	18,918	(17,887)	(6,687)
Redesignation of financial instruments to available-for-sale	a	18,402	(16,300)	(15,243)
Impairment on loans and receivables	b	907,516	219,630	235,260
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	245,763	82,795	43,089
Reversal of goodwill amortization	f	3,103,452	3,241,146	3,064,864
Realization on purchase price adjustments	g	69,013	(87,581)	411,109
Others		(172,342)	98,074	(35,810)
Net income attributed to the parent under IFRS		7,747,925	7,382,093	5,507,606
Non-controlling interest under IFRS		7,928	481	358
Net income (including non-controlling interest) under IFRS		7,755,853	7,382,574	5,507,964

a) Redesignation of financial instruments to available-for-sale:

    Under BRGAAP, the Bank accounts some investments as for example in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

    b) Impairment on loans and receivables:

    On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 "Business Combinations".

    c) Pension plan discount rate:

    In 2010, the BRGAAP used the discount rate used for benefit obligations reflects the nominal interest rate while IFRS, in accordance with IAS 19 “Employee Benefits” used the rate to market yields of debts instruments. In December 2010, BRGAAP began to adopt CVM Resolution 600/2009, which eliminated the asymmetry with the international standard.

    d) Classification of financial instruments at fair value through profit or loss:

    Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, deposits and loans that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

    f) Reversal of goodwill amortization:

    Under BRGAAP, goodwill is amortized systematically over a period until 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

    g) Realization on purchase price adjustments:

    As part of the allocation of the purchase price when the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities of the acquired to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

    • The appropriation related to the value of assets in the loan portfolio. The initial registration of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is appropriated by its average realization period.

    • The amortization of the identified intangible assets with finite lives over their estimated useful lives.

    h) Share based payments:

    Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2 "share based payments", the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BRGAAP it is accounted in "Other Payables - Other".

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Thousands of Reais

Direct and Indirect controlled by Banco Santander (Brasil) S.A.	Activity	Participation %		Adjusted Stockholders' Equity (5)	Net Income (5)
		Direct	Indirect
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (4)	Asset Manager	99.99%	100.00%	187,770	73,977
Banco Bandepe S.A. (4)	Bank	100.00%	100.00%	4,408,918	378,659
Santander Leasing S.A. Arrendamento Mercantil (4)	Leasing	78.57%	99.99%	9,999,296	969,827
Aymoré Crédito, Financiamento e Investimento S.A. (4)	Financial	100.00%	100.00%	1,221,515	347,494
Santander Administradora de Consórcios Ltda. (4)	Buying club	100.00%	100.00%	4,231	173
Santander Brasil Administradora de Consórcio Ltda. (4)	Buying club	100.00%	100.00%	147,715	38,876
Santander Microcrédito Assessoria Financeira S.A. (6)	Microcredit	100.00%	100.00%	17,556	5,882
Santander Brasil Advisory Services S.A. (1) (6)	Other Activities	96.56%	96.56%	40,659	37,837
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM) (4) (7)	Dealer Broker	100.00%	100.00%	22,394	13,224
Santander Corretora de Câmbio e Valores Mobiliários S.A. (4)	Other Activities	99.99%	100.00%	253,076	60,353
Webmotors S.A. (6)	Holding	100.00%	100.00%	60,514	11,207
Santander Participações S.A. (1) (6) (7)	Other Activities	100.00%	100.00%	268,730	39,191
Santander Getnet Serviços para Meios de Pagamento S.A. (6)	Holding	50.00%	50.00%	26,122	12,899
Sancap Investimentos e Participações S.A. (Sancap) (2) (6)	Other Activities	100.00%	100.00%	241,716	146,248
Mantiq Investimentos Ltda (6) (9)	Holding	100.00%	100.00%	50	-
Santos Energia Participações S.A. (6) (9)	Holding	100.00%	100.00%	1,311	(144)
MS Participações Societárias S.A (6) (9)	Holding	78.35%	78.35%	15,712	397

Controlled by Sancap
Santander Capitalização S.A. (3) (5)	Savings and annuities	-	100.00%	276,449	135,050

Controlled by Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (6) (8)	Insurance		100.00%	166,876	34,469

Brazil Foreign Diversified Payment Rights Finance Company	Securitisation	-	(a)	-	-

    (a) Company over which effective control is exercised and there is no equity.
    (1) In Meeting held on August 26, 2011, were approved: (i) change its name Santander Advisory Services S.A. to Santander Participações SA, (ii) change the name of Santander CHP S.A. into Santander Brazil Advisory Services and (iii) amendment of its corporate purposes of both companies.
    (2) Company in constitution stage.
    (3) Participation transferred to Sancap through the partial spin-off of Santander Seguros.
    (4) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.
    (5) The adjusted stockholders' equity and the net income are in accordance with the pronouncements and interpretations issued by the Accounting Pronouncements Committee (CPC) and countersigned by the National Council of Private Insurance (CNSP) and the Susep.
    (6) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law, in conjunction to technical pronouncement of the CPC, correlated to the International Financial Reporting Standards - IFRS.
    (7) In Meeting held on August 31, 2011 were approved (i) of the partial split CRV DTVM by Santander Participações, and the version of the separated part refers exclusively to the entire stake held by CRV DTVM in the capital of Santander Securities (Brasil) Corretora de Valores Mobiliarios S.A. (Santander Securities), and (ii) the merger of Securities by Santander Participações. Both cases are in the process of approval by Bacen.
    (8) The Extraordinary Shareholders’ Meeting held on October 29, 2010 of Real Corretora de Seguros S.A. (Real Corretora) and Santander Serviços, its shareholders approved the merger of the Real Corretora into Santander Serviços, based on their net book values at the base date of September 30, 2010.
    (9) Investment acquired in 2011.

    ***