Form 20-F
period 2012-12-31
Banco Santander (Brasil) S.A.
filed 2013-03-29
CIK 1471055

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

James H. Bathon, Managing Director - Legal and Compliance Banco Santander, S.A. New York Branch 45 E. 53rd Street New York, New York 10022 (212) 350-3604
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.

212,395,270 common shares
185,796,347 preferred shares

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

All references herein to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars”, “dollars” or “U.S.$” are to United States dollars. All references to the “euro”, “euros” or “€” are to the common legal currency of the member states participating in the European Economic and Monetary Union. References to “CI$” are to Cayman Islands dollars. References to “£” are to United Kingdom pounds sterling. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank, the “Brazilian Central Bank” or “BACEN”, as of December 31, 2012, which was R$2.0435 to U.S.$1.00, or on the indicated dates (subject to rounding adjustments). We make no representation that the real or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular exchange rate or at all.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Consolidated Financial Statements

We maintain our books and records in reais, our functional currency and presentation currency for the consolidated financial statements.

This annual report contains our consolidated financial statements as of December 31, 2012, 2011 and 2010, and for the years ended December 31, 2012, 2011 and 2010. Such consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretation Committee (current name of “IFRIC”) (“IFRS”),  and have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, whose report is included herein.

IFRS differs in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). IFRS also differs in certain significant respects from Brazilian GAAP (as defined below). Note 46 to our audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010, included herein, contains information relating to certain differences between IFRS and Brazilian GAAP.

For statutory purposes, under National Monetary Council (Conselho Monetário Nacional or “CMN”) Resolution 3,786, dated September 24, 2009, we are required by the Brazilian Central Bank to prepare consolidated financial statements according to IFRS. However, we will also continue to prepare statutory financial statements in accordance with accounting practices established by Brazilian corporate law and standards established by the CMN, the Brazilian Central Bank and document template provided in the Accounting National Financial System Institutions (Plano Contábil das Instituições do Sistema Financeiro Nacional) or “Cosif” and the Brazilian Securities Commission (Comissão de Valores Mobiliários) or “CVM” to the extent such practices do not conflict with the rules of BACEN, the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis) or “CPC” to the extent approved by the Brazilian Central Bank, the National Council of Private Insurance (Conselho Nacional de Seguros Privados) or “CNSP” and the Superintendency of Private Insurance (Superintendência de Seguros Privados) or “SUSEP”. We refer to such Brazilian accounting practices as “Brazilian GAAP”. See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Auditing Requirements”.

On August 29, 2008, Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. (collectively, “Banco Real”) became our wholly-owned subsidiaries pursuant to a share exchange transaction (incorporação de ações).

Market Share and Other Information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from internal surveys, market research, publicly available information and industry publications. This data is updated to the latest available information for 2012. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian association of credit card companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços), or “ABECS”; the Brazilian association of leasing companies (Associação Brasileira de Empresas de Leasing), or “ABEL”; the Brazilian association of savings and mortgage financing entities (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança), or “ABECIP”, the national association of credit institutions, financing and investment (Associação Nacional das Instituições de Crédito, Financiamento e Investimento) or “ACREFI”; the Brazilian bank federation (FEBRABAN — Federação Brasileira de Bancos), or “FEBRABAN”; the Brazilian social and economic development bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES”; the Brazilian Institute of Geography and Statistics, or the “IBGE”; the Brazilian Central Bank; the Brazilian Central Bank system (Sistema do Banco Central), or “SISBACEN”, a Brazilian Central Bank database; the Getúlio Vargas Foundation (FGV — Fundação Getúlio Vargas), or “FGV”; the Superintendency of Private Insurance (Superintendência de Seguros Privados), or “SUSEP”; the national association of financial and capital markets entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or “ANBIMA”; and the national federation of private retirement and life insurance (Federação Nacional de Previdência Privada e Vida), or “FENAPREVI”, among others.

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3. Key Information—D. Risk Factors”, “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company—B. Business Overview”. Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Securities Act of 1933 (the “Securities Act”) and the U.S. Securities Exchange Act of 1934 (the “Exchange Act”).

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

A.            Offer Statistics

Not applicable.

B.            Method and Expected Timetable

Not applicable.

ITEM 3.  KEY INFORMATION

A.            Selected Financial Data

Financial information for Santander Brasil at and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 has been derived from our audited consolidated financial statements prepared in accordance with IFRS. See “Item 18. Financial Statements”. Financial information for Banco Real has been consolidated with our consolidated financial statements since August 30, 2008. Our results of operations for the year ended December 31, 2008 are not comparable to our results of operations for the year ended December 31, 2009 because of the consolidation of Banco Real in our consolidated financial statements as from August 30, 2008.

This financial information should be read in conjunction with our audited consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Income Statement Data in Accordance with IFRS

	Santander Brasil
	For the year ended December 31,
	2012	2012	2011	2010	2009	2008
	(in millions of U.S.$, except as otherwise indicated)(1)	(in millions of R$, except as otherwise indicated)
Interest and similar income	25,770	52,661	51,736	40,909	39,343	23,768
Interest expense and similar charges	(10,261)	(20,969)	(23,834)	(16,814)	(17,176)	(12,330)
Net interest income	15,509	31,692	27,902	24,095	22,167	11,438
Income from equity instruments	46	94	94	52	30	37
Income from companies accounted for by the equity method	36	73	54	44	295	112
Fee and commission income	4,773	9,754	8,769	7,833	7,148	4,809
Fee and commission expense	(979)	(2,001)	(1,430)	(998)	(910)	(555)
Gains (losses) on financial assets and liabilities (net)	(269)	(548)	(114)	1,458	2,716	(1,286)
Exchange differences (net)	185	378	(121)	417	(51)	1,476
Other operating income (expenses)	(306)	(625)	(379)	(348)	(115)	(60)
Total income	18,995	38,817	34,775	32,553	31,280	15,971
Administrative expenses	(6,461)	(13,204)	(12,373)	(11,231)	(10,947)	(7,185)
Depreciation and amortization	(896)	(1,831)	(1,462)	(1,237)	(1,249)	(846)
Provisions (net)(2)	(1,080)	(2,206)	(3,061)	(1,974)	(3,481)	(1,230)
Impairment losses on financial assets (net)(3)	(8,063)	(16,476)	(9,382)	(8,234)	(9,966)	(4,100)
Impairment losses on other assets (net)	(19)	(38)	(39)	(21)	(901)	(77)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	245	501	5	(59)	3,369	7
Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations	(25)	(52)	447	199	32	9
Operating profit before tax	2,697	5,511	8,911	9,997	8,137	2,549
Income taxes	(25)	(52)	(1,155)	(2,614)	(2,629)	(170)
Net Income	2,671	5,459	7,756	7,383	5,508	2,379

Earnings per share
Basic earnings per 1,000 shares
Common shares (reais)		13.08	18.55	17.67	15.32	11.59
Preferred shares (reais)		14.39	20.41	19.44	16.85	12.75
Common shares (U.S. dollars)(1)		6.40	9.89	10.60	8.80	4.96
Preferred shares (U.S. dollars)(1)		7.04	10.88	11.67	9.68	5.46
Diluted earnings per 1,000 shares
Common shares (reais)		13.07	18.55	17.67	15.32	11.59
Preferred shares (reais)		14.38	20.41	19.44	16.85	12.75
Common shares (U.S. dollars)(1)		6.40	9.89	10.60	8.80	4.96
Preferred shares (U.S. dollars)(1)		7.04	10.88	11.67	9.68	5.46
Dividends and interest on capital per 1,000 shares(5)
Common shares (reais)		6.41	7.61	8.47	4.11	4.26
Preferred shares (reais)		7.05	8.37	9.32	4.52	4.69
Common shares (U.S. dollars)(1)		3.14	4.06	5.08	2.36	1.82
Preferred shares (U.S. dollars)(1)		3.45	4.46	5.59	2.60	2.01
Weighted average shares outstanding (in thousands) — basic
Common shares		212,319,478	212,841,732	212,841,732	183,650,861	104,926,194
Preferred shares		185,727,487	186,202,385	186,202,385	159,856,132	91,168,064

	Santander Brasil
	For the year ended December 31,
	2012	2012	2011	2010	2009	2008
	(in millions of U.S.$, except as otherwise indicated)(1)	(in millions of R$, except as otherwise indicated)
Weighted average shares outstanding (in thousands) — diluted
Common shares		212,447,333	212,841,732	212,841,732	183,650,861	104,926,194
Preferred shares		185,843,719	186,202,385	186,202,385	159,856,132	91,168,064

(1)         Translated for convenience only using the selling rate as reported by the Brazilian Central Bank at December 31, 2012, for reais into U.S. dollars of R$2.0435 to U.S.$1.00.

(2)         Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of  labor and civil lawsuits.

(3)         Net provisions to the credit loss allowance less recovery of loans previously written off.

(4)         Includes dividends based on net income and dividends based on reserves.

Balance Sheet Data in Accordance with IFRS

	Santander Brasil
	At December 31,
	2012	2012	2011	2010	2009	2008
	(in millions of U.S.$)(1)	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank	27,176	55,535	65,938	56,800	27,269	23,700
Financial assets held for trading	15,482	31,638	29,901	24,821	20,116	19,986
Other financial assets at fair value through profit or loss(2)	601	1,228	665	17,940	16,295	5,575
Available-for-sale financial assets	21,605	44,149	44,608	47,206	46,406	30,736
Loans and receivables	111,063	226,957	202,757	174,107	152,163	162,725
Hedging derivatives	76	156	81	116	163	106
Non-current assets held for sale	81	166	132	67	172	113
Investments in associates and joint ventures	231	472	422	371	419	634
Tangible assets	2,906	5,938	5,008	4,518	3,702	3,829
Intangible assets	15,669	32,020	31,435	31,963	31,618	30,995
Tax assets	9,729	19,881	16,250	14,842	15,779	12,920
Other assets	1,441	2,945	2,687	1,912	1,871	2,871
Total assets	206,061	421,085	399,886	374,663	315,973	294,190
Liabilities
Financial liabilities held for trading	2,619	5,352	5,047	4,785	4,435	11,210
Other financial liabilities at fair value through profit or loss	—	—	—	—	2	307
Financial liabilities at amortized cost	150,221	306,976	291,452	253,341	203,568	213,973
Deposits from the Brazilian Central Bank and deposits from credit institutions	17,164	35,074	51,527	42,391	21,196	26,510
Customer deposits	92,290	188,595	174,474	167,949	149,440	155,495
Marketable debt securities	26,431	54,012	38,590	20,087	11,439	12,086
Subordinated liabilities	5,833	11,919	10,908	9,695	11,305	9,197
Other financial liabilities	8,503	17,376	15,952	13,218	10,188	10,685

	Santander Brasil
	At December 31,
	2012	2012	2011	2010	2009	2008
	(in millions of U.S.$)(1)	(in millions of R$)
Hedging derivatives	138	282	36	—	10	265
Liabilities for insurance contracts	—	—	—	19,643	15,527	—
Provisions(3)	4,317	8,822	9,515	9,395	9,480	8,915
Tax liabilities	6,745	13,784	11,876	10,530	9,457	6,156
Other liabilities	2,106	4,303	3,928	3,606	4,228	3,527
Total liabilities	166,146	339,519	321,854	301,299	246,707	244,353
Shareholders’ equity	39,058	79,815	77,045	72,572	68,706	49,318
Other Comprehensive Income	735	1,502	968	784	559	514
Non-controlling interests	122	249	19	8	1	5
Total equity	39,915	81,566	78,032	73,364	69,266	49,837
Total liabilities and equity	206,061	421,085	399,886	374,663	315,973	294,190
Average assets	198,979	406,614	394,722	341,285	298,174	163,621
Average interest-bearing liabilities	129,837	265,322	244,446	198,456	184,332	109,455
Average shareholders’ equity	39,245	80,197	75,716	71,875	56,192	23,110

(1)         Translated for convenience only using the selling rate as reported by the Brazilian Central Bank at December 31, 2012, for reais into U.S. dollars of R$2.0435 to U.S.$1.00.

(2)         In 2010 and 2009, this item includes investment fund units of guarantors of benefit plans—PGBL/VGBL, in the amount of R$17,426 million and R$14,184 million, respectively, related to the liabilities for insurance contracts held by Santander Brasil Seguros e Previdência S.A., formerly Santander Seguros S.A. (“Santander Seguros”), which were no longer included in the scope of consolidation in 2011, following the sale of Santander Seguros. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operation— Sale of Zurich Santander Brasil Seguros e Previdência S.A. (the new corporate name of Santander Seguros S.A.”.

(3)        Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of  labor and civil lawsuits.

Ratios

	At and for the year ended December 31,
	2012	2011	2010	2009	2008
Profitability and performance
Net yield(1)	9.5%	8.6%	8.8%	9.7%	8.6%
Return on average total assets	1.3%	2.0%	2.2%	1.8%	1.5%
Return on average shareholders’ equity	6.8%	10.2%	10.3%	9.8%	10.3%
Adjusted return on average shareholders’ equity(2)	10.3%	16.2%	16.9%	19.3%	16.8%
Capital adequacy
Average shareholders’ equity as a percentage of average total assets	19.7%	19.2%	21.1%	18.8%	14.1%
Average shareholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(2)	14.0%	13.0%	13.9%	10.5%	9.2%
Basel capital adequacy ratio(3)	20.8%	24.8%	28.4%	33.4%	22.9%
Asset quality
Non-performing assets as a percentage of total loans(4)	7.6%	6.7%	5.8%	7.2%	5.4%
Non-performing assets as a percentage of total assets(4)	3.8%	3.3%	2.7%	3.1%	2.6%
Non-performing assets as a percentage of computable credit risk(4)(5)	6.7%	6.0%	5.1%	6.2%	4.7%
Allowance for credit losses as a percentage of non-performing assets(4)	87.0%	85.5%	98.3%	101.7%	105.8%
Allowance for credit losses as a percentage of total loans	6.6%	5.7%	5.8%	7.2%	5.4%
Net loan charge-offs as a percentage of total loans	7.2%	4.7%	6.2%	6.2%	2.3%
Non-performing assets as a percentage of shareholders’ equity(4)	20.1%	17.0%	12.9%	14.4%	15.7%

	At and for the year ended December 31,
	2012	2011	2010	2009	2008
Non-performing assets as a percentage of shareholders’ equity excluding goodwill(2)(4)	30.5%	26.2%	21.1%	24.5%	35.4%

Liquidity
Total loans, net as a percentage of total funding	67.9%	66.4%	63.0%	66.4%	66.0%
Deposits as a percentage of total funding	77.2%	82.0%	87.6%	88.2%	89.5%

Other Information
Efficiency
Efficiency ratio(6)	34.0%	35.6%	34.5%	35.0%	45.0%

(1)         Net yield is defined as net interest income (including dividends on equity securities) divided by average interest earning assets.

(2)         “Adjusted return on average shareholders’ equity”, “Average shareholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” and “Non-performing assets as a percentage of shareholders’ equity excluding goodwill” are non-GAAP financial measures which adjust “Return on average shareholders’ equity”, “Average shareholders’ equity as a percentage of average total assets” and “Non-performing assets as a percentage of shareholders’ equity”, to exclude the goodwill arising from the acquisition of Banco Real in 2008.

The information below presents the calculation of these non-GAAP financial measures from each of their most directly comparable financial measures.

	At and for the year ended December 31,
	2012	2011	2010	2009
	(in millions of R$, except as otherwise indicated)
Return on average shareholders’ equity:
Consolidated profit for the year	5,459	7,756	7,383	5,508
Average shareholders’ equity	80,197	75,716	71,875	56,192
Return on average shareholders’ equity	6.8%	10.2%	10.3%	9.8%
Adjusted return on average shareholders’ equity:
Consolidated profit for the year	5,459	7,756	7,383	5,508
Average shareholders’ equity	80,197	75,716	71,875	56,192
Average goodwill	27,218	27,975	28,312	27,714
Average shareholders’ equity excluding goodwill	52,979	47,741	43,562	28,478
Adjusted return on average shareholders’ equity	10.3%	16.2%	16.9%	19.3%
Average shareholders’ equity as a percentage of average total assets:
Average shareholders’ equity	80,197	75,716	71,875	56,192
Average total assets	406,614	394,722	341,284	298,173
Average shareholders’ equity as a percentage of average total assets	19.7%	19.2%	21.1%	18.8%
Average shareholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill:
Average shareholders’ equity	80,197	75,716	71,875	56,192
Average goodwill	27,218	27,975	28,312	27,714
Average shareholders’ equity excluding goodwill	52,979	47,741	43,562	28,478
Average total assets	406,614	394,722	341,284	298,173
Average goodwill	27,218	27,975	28,312	27,714
Average total assets excluding goodwill	379,396	366,746	312,972	270,460
Average shareholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill	14.0%	13.0%	13.9%	10.5%
Non-performing assets as a percentage of shareholders’ equity:
Non-performing assets	16,057	13,073	9,349	9,900
Shareholders’ equity	79,815	77,045	72,572	68,706
Non-performing assets as a percentage of shareholders’ equity	20.1%	17.0%	12.9%	14.4%

	At and for the year ended December 31,
	2012	2011	2010	2009
	(in millions of R$, except as otherwise indicated)
Non-performing assets as a percentage of shareholders’ equity excluding goodwill:
Non-performing assets	16,057	13,073	9,349	9,900
Shareholders’ equity	79,815	77,045	72,572	68,706
Goodwill	27,218	27,218	28,312	28,312
Shareholders’ equity excluding goodwill	52,597	49,827	44,259	40,394
Non-performing assets as a percentage of shareholders’ equity excluding goodwill	30.5%	26.2%	21.1%	24.5%

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

(3)         Basel capital adequacy ratio as measured pursuant to Brazilian Central Bank rules. Excluding  goodwill the Basel ratio was 17.7% in 2012, 20.2% in 2011, 22.4% in 2010 and 25.9% in 2009. In July 2008, new regulatory capital measurement rules, which implement the Basel II standardized approach, went into effect in Brazil, including a new methodology for credit risk and operational risk measurement, analysis and management.  As a result, our capital adequacy ratios as of any date after July 2008 are not comparable to our capital ratios as of any prior date. In December 2010, the Brazilian Central Bank issued  Circular 3,515 that introduced the rule weight of 150.0% for lending operations over 24 months, allowing some exceptions given the type of operation, maturity and guarantees.  In November 2011,  Circular 3,515 was revoked and the Brazilian Central Bank issued  Circular 3,563 that required the application of 150.0% ask weight for financing vehicles, risk weight reduction for payroll loans originated up to July 2011 from 150.0% to 75.0% or 100.0%, and raised the risk weight to 300.0% for payroll and personal loans that have no specific purpose and a term over 60 months, originated as from November 14, 2011. Pursuant to Circular 3,644, dated March 4, 2013, Circular 3,515 will no longer produce effects after October 1, 2013 and the 150.0% ask weight shall be applicable to transactions contracted by individuals as follows: (i) non-payroll loans contracted as of December 6, 2010, or renegotiated as of November 11, 2011, which term exceeds thirty six months; (ii) payroll loans contracted or renegotiated as of December 6, 2010, which term exceeds sixty months; (iii) loans for acquisition of vehicles, which term exceeds sixty months; (iv) vehicle leasings, which term exceeds sixty months; and (v) credit for the financing of debt related to credit card, which payment shall be carried out by means of payroll discount and in a term exceeding thirty six months.

(4)         Non-performing assets include all credits past due by more than 90 days and other doubtful credits. For further information see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Assets”.

(5)         Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets), guarantees and documentary credits.

(6)         Efficiency ratio is defined as administrative expenses divided by total income. The adjustment, which impacts the line items income tax, gains (losses) on financial assets and liabilities and exchange rate differences, does not affect net profit. Our management believes that the adjusted efficiency ratio provides a more consistent framework for evaluating and conducting business, as a result of excluding from our revenues the effect of the volatility caused by possible gains and losses on our hedging strategies for tax purposes. For example, in 2012, the effects of the devaluation of the real against foreign currency impacted our tax hedging of the investments denominated in dollars generating losses of R$1,437 million recorded under “gains/losses on financial assets and liabilities (net)”, equivalent to 2.8 percentage points variance in the efficiency ratio. In 2011 the impact of tax hedging in dollars was a loss of R$1,646 million and a gain of R$272 million in 2010, which corresponded to a variation in the efficiency ratio of 1.6 percentage points in 2011 and 0.3 percentage points in 2010. Considering the adjusted calculation, which excludes the effect of the hedging of our investments held abroad as well as the variation of the foreign exchange rate of the real against the U.S. dollar, the efficiency ratio was 32.8% in 2012, 34.0% in 2011 and 34.8% in 2010.

The table below presents the reconciliation of our adjusted efficiency ratio to the most directly comparable GAAP financial measures for each of the periods presented.

	At and for the year ended December 31,
	2012	2011	2010	2009	2008
	(in millions of R$, except as otherwise indicated)
Efficiency ratio
Administrative expenses	13,204	12,373	11,231	10,947	7,185
Total income	38,817	34,775	32,553	31,280	15,971
of which:
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(170)	(235)	1,875	2,665	190
Efficiency ratio	34.0%	35.6%	34.5%	35.0%	45.0%

Total Income	38,817	34,775	32,553	31,280	15,971
Effects of the tax hedge for investments held abroad	1,437	1,646	(272)	(1,146)	—
Total income excluding effects of the tax hedge for investments held abroad	40,254	36,421	32,281	30,134	15,971

Administrative expenses	13,204	12,373	11,231	10,947	7,185
Total income excluding effects of the tax hedge for investments held abroad	40,254	36,421	32,281	30,134	15,971
of which:
Gains (losses) on financial assets and liabilities (net) excluding effects of the tax hedge for investments held abroad	1,267	1,411	1,603	1,519	190
Efficiency ratio adjusted for effects of investments held abroad tax hedge	32.8%	34.0%	34.8%	36.3%	45.0%

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

As of 1999, the Brazilian Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increased foreign exchange rate volatility. Until early 2003, the value of the real declined in relation to the U.S. dollar. Between 2006 and 2008, the real strengthened, except during the most severe period of the global economic crisis. Given the recent turmoil in international markets, the real started to depreciate. Occasionally, the Brazilian Central Bank has intervened in the foreign exchange market to control unstable movements of exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate through a currency band system or otherwise. The real may fluctuate against the U.S. dollar substantially in the future. For further information on these risks, see “—D. Risk Factors—Risks Relating to Brazil—Exchange rate volatility may have a material adverse effect on the Brazilian economy and on our business.”

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated:

	Period-end	Average(1)	Low	High
	(per U.S. dollar)
Year:
2008	2.33	1.84	1.56	2.50
2009	1.74	1.99	1.70	2.42
2010	1.66	1.76	1.65	1.88
2011	1.87	1.67	1.53	1.90
2012	2.04	1.96	1.70	2.11

	Period-end	Average(1)	Low	High
	(per U.S. dollar)
Month Ended:
September 2012	2.03	2.03	2.02	2.04
October 2012	2.03	2.03	2.02	2.04
November 2012	2.11	2.07	2.03	2.11
December 2012	2.04	2.08	2.04	2.11
January 2013	1.99	2.03	1.99	2.05
February 2013	1.98	2.01	1.70	2.11
March 2013 (through March 26)	2.00	1.97	1.95	2.01

Source: Brazilian Central Bank

(1)         Represents the average of the exchange rates on the closing of each business day during the period.

Exchange rate fluctuation will affect the U.S. dollar equivalent of the market price of our units on the Stock Exchange, Commodities and Futures BM&FBOVESPA S.A. (Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), as well as the U.S. dollar value of any distributions we make with respect to our units, which will be made in reais. See “—D. Risk Factors—Risks Relating to Brazil”.

Our parent company, Santander Spain, reports its financial condition and results of operations in euros. As of December 31, 2012, the exchange rate for euro to real was R$2.70 per €1.00.

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

The Brazilian government exercises significant influence over the Brazilian economy and occasionally makes significant changes in policies and regulations. The Brazilian government’s actions to control inflation and other policies and regulations historically have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency fluctuations, taxation on investment flows, capital controls, limits on imports and changes in regulations. Our business, financial condition and results of operations, as well as the market price of our securities, may be adversely affected by changes in policies or regulations involving, among others:

•                  interest rates;

•                  exchange rates and controls and restrictions on the movement of capital out of Brazil (such as those briefly imposed in 1989 and early 1990);

•                  reserve requirements;

•                  capital requirements;

•                  currency fluctuations;

•                  inflation;

•                  liquidity of the domestic capital and lending markets; and

•                  tax and regulatory policies.

Although the Brazilian government has implemented several economic policies over the past few years, uncertainty over whether the Brazilian government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and in the securities issued abroad by Brazilian issuers. These uncertainties and other developments in the Brazilian economy may adversely affect us and the market value of our securities.

For example, near the end of 2010, in an effort to stabilize economic growth and prevent the economy from overheating, the Brazilian Central Bank began implementing certain restrictive monetary policies and other measures aimed at controlling consumer lending, including implementing new minimum capital requirement for certain loans and establishing minimum payment standards for consumers on outstanding credit card balances and expanding compulsory deposits for financial institutions. In the second half of 2011, as economic activity appeared to be weakening, the Brazilian Central Bank eased many of the prior restrictive measures and continued easing measures throughout 2012, which included reductions in demand and time deposit reserve requirements and changes in reserve requirements with respect to agricultural and automotive loans. In addition, state-owned banks have a sizable market share in Brazil, with access to certain dedicated funding programs not available for private owned banks, and on certain occasions the Brazilian government has used state-owned banks to foster competition.

We are not able to fully estimate the impact of these measures on our business and lending activity, nor are we able to predict how current or future measures may impact our business. Any changes in regulatory capital requirements for lending, reserve requirements or credit card regulations, among others, may materially adversely affect our business.

Government efforts to control inflation may hinder the growth of the Brazilian economy and could harm our business.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. The Brazilian government’s measures to fight inflation, principally through the Brazilian Central Bank, have had and may in the future have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates and high compulsory reserve requirements may restrict Brazil’s growth and the availability of credit, reduce our loan volumes and increase our loan loss provisions. Conversely, more lenient government and Brazilian Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our interest rate spreads.

From January 2000 to August 2005, the average interest rate in Brazil was 18.9%, with the minimum rate of 15.25% and maximum of 26.50% during this period. With the favorable macroeconomic environment and inflation stability, the Brazilian Central Bank began a cycle of reducing interest rates starting in September 2005 from 19.5% to 8.75% in March 2010, when the interest rate reached a historical low for that period. After this period, in order to balance domestic demand, the Brazilian Central Bank began another period of adjustment in interest rates, which reached 12.5% in July 2011. However, the Brazilian Central Bank revised its monetary policy in August 2011, when it implemented a monetary easing policy to mitigate the spillover effects of the ongoing international financial crisis (particularly in Europe). As a result of this change in policy, the Special System of Settlement and Custody (Sistema Especial de Liquidação e Custódia — SELIC rate (the benchmark interest payable to holders of certain  Brazilian government securities) was reduced a number of times during the second half of 2011 and throughout 2012 to reach 7.25% at October 10, 2012. It remained at 7.25% as of December 31, 2012.

The majority of our income, expenses, assets and liabilities are directly tied to interest rates.  Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. We estimate that in 2012, a 1% increase or decrease in the base interest rate would have resulted in a decrease or increase, respectively, in our net interest income of R$272 million.  Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs and increasing in the short run the risk of default by our customers.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation rates, generally IPCA (consumer price inflation) and IGP-M (producer price inflation).  For example, considering the amounts in 2012, each additional percentage point change in inflation, would impact our personnel and other administrative expenses approximately in R$71 million an R$59 million, respectively.

Fluctuations in interest rates may affect our obligations under legacy employee pension funds.

We sponsor certain defined benefit pension plans and a health care plan that benefit certain of our former and current employees, most of which were inherited from Banespa (though we discontinued the use of defined benefit plans pension for our employees in 2005).

In order to determine the funded status of each legacy defined benefit pension plan and consequently the carried reserves necessary to pay future beneficiaries, we use certain actuarial techniques and assumptions which are inherently uncertain and involve the exercise of significant judgment, including with respect to interest rates, which are a key assumption in determining our current obligations under the legacy pension plans as interest rates are used to calculate the present value of such obligations.

Changes in the present value of our obligations under our legacy defined benefit pension plans, due to a reduction in the value of the pension fund assets (depending on the performance of financial markets) or an increase in the pension fund liabilities due to changes in mortality assumptions, the rate of increase of salaries, discount rate assumptions (primarily based on yield levels of high graded securities), inflation, the expected rate of return on plan assets, or other factors, could result in our having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of our business and reduce our capital resources. While we can control a number of the above factors, there are some over which we have no or limited control. Increases in our pension liabilities and obligations could have a material adverse effect on our business, financial condition and results of operations.

For example, in an effort to stimulate economic growth, during 2012, the Brazilian Central Bank progressively lowered the SELIC rate to a historic low of 7.25% as of October 2012, which was the effective rate as of December 31, 2012.  The real rate on government-linked bonds was also decreased from around 6% as of December 31, 2011 to approximately 4% by the end of 2012.

Due to the decrease in interest rates, the present value of obligations under our legacy defined benefit pensions plans was higher as of December 31, 2012 compared to December 31, 2011.  Further decreases in interest rates may materially and adversely affect the funded status of our defined benefit plans and require us to make additional contributions to these plans to meet our pension funding obligations.

Changes in regulation may negatively affect us.

Brazilian financial markets are subject to extensive and continuous regulatory review by the Brazilian government, principally by the Brazilian Central Bank, the CVM and CMN. We have no control over government regulations, which govern all aspects of our operations, including regulations that impose:

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

The measures of the Brazilian Central Bank and the amendment of existing laws and regulations, or the adoption of new laws or regulations could adversely affect our ability to provide loans, make investments or render certain financial services.

.Increases in reserve, compulsory deposit  and minimum capital requirements may have a material adverse effect on business, financial condition and results of operations.

The Brazilian Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Brazilian Central Bank. The Brazilian Central Bank may increase the reserve and compulsory deposit requirements in the future or impose new requirements. Increases in reserve and compulsory deposit requirements reduce our liquidity to make loans and other investments and, as a result, may have a material adverse effect on business, financial condition and results of our operations.

Compulsory deposits generally do not yield the same return as other investments and deposits because a portion of compulsory deposits:

•                  do not bear interest;

•                  must be held in Brazilian federal government securities; and

•                  must be used to finance government programs, including a federal housing program and rural sector subsidies.

In March 2013, the Brazilian Central Bank issued Basel III rules regarding capital requirements and a timeline for implementation in Brazil. However the final requirements of liquidity and leverage were not defined. We cannot fully estimate the impacts of any final rules implemented by the Central Bank.

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

Future changes in tax policy that may affect financial operations include the creation of new taxes. For example, with the 2011 enactment of Provisional Measure 539 , the Brazilian government established the Tax on Financial Transactions (“IOF/Securities Derivatives”) at a 1.0% rate per day on the notional value of the increased foreign exchange exposure. Also, in March 2012 the government changed the rules applicable to the tax assessed on the settlement of exchange transactions for the inflow of funds related to foreign loans, setting forth that loans with term were beneath the 1,800 day threshold would be subject to 6.0% taxation. In June 2012, said rules were changed by the Brazilian government, so that the 1,800 days tenor was reduced to 720 days. In December 2012, the rule was changed again, stating that only foreign loans with tenors of less than 360 days would be subject to 6.0%. The tax rate (1.5%) was increased to 3.0% (April 2011) and subsequently decreased to 1.5% (0.5% in December 2011 and 1% in May 2012). Until 2007, certain financial transactions were subject to the provisional contribution on financial transactions (Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira, or “CPMF”). However,  uncertainty remains as to whether the CPMF or a similar tax will be re-introduced in the future. Also, the Brazilian Congress may discuss broad tax reforms in Brazil to improve the efficiency of allocation of economic resources, as proposed by the executive branch of the Brazilian federal government. Major tax reforms in Brazil have been discussed over the last few years. We cannot predict if such tax reforms will be implemented in the future, nor can we quantify the effects of any such changes, if implemented.

Exchange rate volatility may have a material adverse effect on the Brazilian economy and on our business.

Brazilian currency has during the past decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching a selling exchange rate of R$3.53 per U.S.$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per U.S.$1.00 in August 2008. As a result of the crisis in the global financial markets since mid-2008, the real depreciated 31.9% against the U.S. dollar over the course of 2008 and reached R$2.34 per U.S.$1.00 on December 31, 2008. The real recovered in the second half of 2009 and continued to appreciate in 2010, reaching R$1.74 per U.S.$1.00 on December 31, 2009 and R$1.67 per U.S.$1.00 on December 31, 2010, mainly due to the recovery of consumer confidence and exports and foreign investments in the second half of 2009, the effects of which continued through 2010. The real continued to appreciate in early 2011 reaching R$1.53 per U.S.$1.00 on July 26, but depreciated during the second half of the year due to the ongoing international financial crisis (particularly in Europe) which caused certain selling pressure on the real and the exchange rate as of December 31, 2011 was R$1.88 per U.S.$1.00. The real appreciated during the beginning of 2012, reaching R$1.70 per U.S.$1.00 on February 28, 2012, but has since depreciated, reaching R$2.04 per U.S.$1.00 on December 31, 2012.

Depreciation of the real against the U.S. dollar also could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations. Additionally, depreciation of the real could make our foreign currency-linked obligations and funding more expensive, negatively affect the market price of our securities portfolios and have similar consequences for our borrowers. Conversely, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange currency accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

In the year ended December 31, 2012, a variation of 1.0% in the exchange rate of reais to U.S. dollars would have resulted in a variation in interest expense on our outstanding liabilities denominated in U.S. dollars of R$155.3 million during that period.

Developments and the perception of risk in other countries, especially in the United States, European countries and in emerging market countries, may adversely affect our access to financing and the market price of our securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries (including Spain, where Santander Spain, our indirect controlling shareholder, is based), as well as in other Latin American and emerging market countries. Even though the world economy and the financial and capital markets had been recovering from the 2008 crisis throughout 2010 and early 2011, the conditions of the global markets again deteriorated in 2011 and continued through 2012. European countries encountered serious fiscal problems, including high debt levels that impair growth and increase the risk of sovereign default. Also in 2011, the United States faced fiscal difficulties, which culminated in the downgrade of the U.S. long-term sovereign credit rating by Standard & Poor’s. Ongoing political debates in 2012 with respect to how the United States government would address the so-called “fiscal cliff” contributed to economic uncertainty. In 2012, the world economy continued to grow at a slow pace. As the year progressed, spillovers from the crisis in Europe weighed negatively on activity and confidence and the global recovery slowed. Although economic conditions in Europe and the United States may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. In particular, investor perceptions of the risks associated with our securities may be affected by perception of risk conditions in Spain. Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities. This could adversely affect the market price of our securities, restrict our access to the capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

In addition, we continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment in the countries in which we operate, particularly Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. We lend primarily to Brazilian borrowers, and these effects could materially and adversely affect our customers and increase our non-performing loans, resulting in increased risk associated with our lending activity and requiring us to make corresponding revisions to our risk management and loan loss reserve models. For example, we experienced an increase in our non-performing loans overdue past 90 days, which reached 5.8%, at the end of December 2010 and 6.7% on December 31, 2011, due in part to increasing economic uncertainty globally and a slowdown in the Brazilian economy. As of December 31, 2012, this indicator reached 7.6%.

Continued or worsening disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil and the other countries in which we operate, which could have a material adverse effect on us.

Risks Relating to our Business and the Brazilian Financial Services Industry

The increasingly competitive environment and recent consolidations in the Brazilian financial services market may adversely affect our business prospects.

The Brazilian financial markets, including the banking, insurance and asset management sectors, are highly competitive. We face significant competition in all of our main areas of operation from other Brazilian and international banks, both public and private, as well as insurance companies. In recent years, the competition has increased in the sectors of banking and insurance. Furthermore, the consolidation of the Brazilian financial sector, with the merger of large banks, especially in 2008 and 2009, and the privatization of public banks have also increased competition in the Brazilian market for banking and financial services. In 2009 and 2012, we experienced the compression of credit spreads by some of our competitors, following the public banks which aggressively increased their volume of loans with spreads lower than those charged by private banks. As was the case in 2009 and 2012, we may experience similar situations that may affect us negatively and reduce our market share in the future.

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

Financial instruments including securities represent 17.7% of our total assets. Any realized or unrealized future gains or losses from these investments or hedging strategies could have a significant impact on our income. These gains and losses, which we account for when we sell or mark-to-market investments in financial instruments, can vary considerably from one period to another. If, for example, we enter into derivatives transactions to protect ourselves against decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses. We cannot forecast the amount of gains or losses in any future period, and the variations experienced from one period to another do not necessarily provide a meaningful forward-looking reference point. Gains or losses in our investment portfolio may create volatility in net revenue levels, and we may not earn a return on our consolidated investment portfolio, or on a part of the portfolio in the future. Any losses on our securities and derivative financial instruments could materially and adversely affect our operating income and financial condition. In addition, any decrease in the value of these securities and derivatives portfolios may result in a decrease in our capital ratios, which could impair our ability to engage in lending activity at the levels we currently anticipate.

We may experience increases in our level of past due loans as our loan portfolio matures.

Our loan portfolio has grown substantially in recent years. At the end of December 31, 2012 our loan portfolio grew 8.5% and our past-due loans grew 22.8%. Increases in our level of past due loans have generally lagged behind the rate of loan growth and the increase in our level of past due loans reflects, in part, the slowdown in economic activity during 2012. In particular, many of our borrowers, specifically industrial borrowers focused on production for retail sales, exhibited an increased appetite for borrowing in 2010 and 2011 (primarily to fund expansion of their manufacturing capabilities) with the expectation of favorable economic conditions that did not occur during 2012.  In addition, in recent years, consumer credit was much more widely accessible to Brazilian families, due to a significant reduction in social and regional inequalities and increased purchasing power for Brazilian families; which led many Brazilian families to assume a high level of household debt, in large part due to lack of experience in managing credit.  Combined with high interest rates and inflation, the increased availability of consumer credit resulted in higher rates of customer defaults and increases in our level of past due loans as our loan portfolio matures in this portfolio. Rapid loan growth (such as occurred lending to industrial and individual borrowers in 2010 and 2011) may also reduce our ratio of past due loans to total loans until growth slows or the portfolio becomes more seasoned. The market trends described above have contributed to increases in our level of past due loans and may result in increases in our loan loss provisions, charge-offs and the ratio of past-due loans to total loans,  which could have a material adverse effect on our business, financial condition and results of operations.

Our loan portfolio may not continue to grow at the same rate and economic uncertainty may lead to a contraction in our loan portfolio.

There can be no assurance that our loan portfolio will continue to grow at rates similar to the historical growth rate we have experienced. A reversal of the rate of growth of the Brazilian economy, a slowdown in the growth of customer demand, an increase in market competition or changes in governmental regulation and an increase of the SELIC rate, could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses.  As a result of the slowdown in economic growth in 2012, our loan portfolio grew 8.5% in 2012, as compared to 20.9% in 2011. Ongoing economic uncertainty could materially adversely affect the liquidity, businesses and financial condition of our customers as well as lead to a general decline in consumer spending and a rise in unemployment. All this could in turn lead to decreased demand for borrowings in general, which could have a material adverse effect on our business.

Our loan and investment portfolios are subject to risk of prepayment, which may result in reinvestment of assets on less profitable terms.

Our loan and investment portfolios are subject to prepayment risk which results from the ability of a borrower to pay a loan prior to maturity and which comes at a time that is inconsistent with the financing of such loan by us. Generally, in a declining interest rate environment, prepayment activity increases with the effect of reducing weighted average lives of interest earning assets and adversely affecting results. Prepayment risk also has an adverse impact on our credit card and residential mortgage portfolios, since prepayments could shorten the weighted average life of these portfolios, which may result in a mismatch in funding or in reinvestment at lower yields.

Credit, market and liquidity risks may have an adverse effect on our credit ratings and our cost of funds. Any downgrading in Brazil’s, our controlling shareholder’s, or our credit rating, would likely increase our cost of funding, require us to post additional collateral under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength, conditions that affect the financial services industry generally and the economic environment in which the company operates.

During 2012, the three major risk rating agencies: Standard & Poor’s Rating Services (“S&P”), Fitch Ratings Ltd. (“Fitch”) and Moody’s Investor Services, Inc. (“Moody’s”) have downgraded the Sovereign Spain rating, due to the fiscal crises in Spain and in several other European countries. As a result, Santander Spain (our controlling shareholder) also had its credit rating downgraded by the three major rating agencies: Fitch Ratings (on June 11, 2012) from A to BBB+, Moody’s (on June 25, 2012) to Baa2 and S&P (on October 15, 2012) to BBB, which in each case was one notch above Spain’s sovereign rating.

Despite recent downgrades in the credit ratings of our controlling shareholder, Santander Spain, we have  not had a considerable impact on our onshore funding costs during 2012, nor have any such downgrades resulted in a requirement for us to post additional collateral or limited our access to the capital markets.  We believe we have a stable funding profile, with approximately 90.0% of our funding in the domestic market.  Our long-term debt in foreign currency is currently rated as BBB with a stable outlook by S&P, as BBB with negative outlook by Fitch and as Baa2 with a positive outlook by Moody’s. A downgrade in Santander Brasil’s credit rating could increase our cost of international funding by around 200 bps. A scenario of 200 bps credit spread increase would result in preference to issue securities in the local market, where we concentrate our funding base.

Any downgrade in Brazil’s sovereign credit ratings, those of our controlling shareholder, or in our ratings, would likely increase our borrowing costs. For example, a ratings downgrade could adversely affect our ability to sell or market certain of our products, such as subordinated securities, engage in certain longer-term and derivatives transactions, and retain our customers, particularly customers who need a minimum rating threshold in order to invest. This, in turn, could reduce our liquidity and have an adverse effect on our operating results and financial condition.

In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain their current ratings or outlooks, or with regard to those rating agencies that have a negative outlook with respect to us or our controlling shareholder, there can be no assurances that such agencies will revise such outlooks upward. Our failure to maintain favorable ratings and outlooks would likely increase our cost of funding and adversely affect our interest margins and results of operations.

The effectiveness of our credit risk management is affected by the quality and scope of information available in Brazil.

In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, certain publicly available consumer credit information and other sources. Due to limitations in the availability of information and the developing information infrastructure in Brazil, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, we cannot assure that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our loan loss allowances may be materially adversely affected.

Since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues.

Customer deposits are our primary source of funding. As of December 31, 2012, 54.0% of our customer deposits had remaining maturities of one year or less, or were payable on demand while 46.0% of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking system, any money markets in which we operate will be able to maintain levels of funding without incurring higher funding costs or the liquidation of certain assets. If this were to happen, our results of operations and financial condition may be materially adversely affected.

Exposure to Brazilian federal government debt could have a material adverse effect on us.

Like many other Brazilian banks, we invest in debt securities issued by the Brazilian government. As of December 31, 2012, approximately 13.8% of our total assets, and 83% of our securities portfolio, was comprised of debt securities issued by the Brazilian government. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

We engage in transactions with related parties that others may not consider to be on an arm’s-length basis.

We are likely to continue to engage in transactions with related parties (including our controlling shareholder) on an arm’s length basis. Conflicts of interest between us and related parties may arise. These conflicts are not required to be and may not be resolved in our favor. See “Item 7. Major Shareholders and Related Party Transactions”.

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

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients. Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties.

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

Operational risk losses can result from inadequate personnel, inadequate or failed internal control processes and systems, information systems failures or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures for mitigating operational risk is inadequate or insufficient. We have suffered losses from operational risk in the past, and there can be no absolute assurance that we will not suffer material losses from operational risk in the future.

In addition the value of the collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Brazil’s economy. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

Damage to our reputation could cause harm to our business prospects.

Maintaining a positive reputation is critical to our attracting and maintaining customers, investors and employees. Damage to our reputation can therefore cause significant harm to our business and prospects.  Harm to our reputation may arise from numerous sources, including, among others, employee misconduct, litigation or regulatory outcomes, failure to deliver minimum standards of service and quality, compliance failures, unethical behavior, and the activities of customers and counterparties.  Furthermore, negative publicity regarding us, whether true or not, may result in harm to our business prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry may also affect our reputation.  For example, the role played by financial services firms in the financial crisis and the seeming shift toward increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline.  Any failure to establish or preserve a favorable reputation among our customers and in the market in general could have a material adverse effect on our business, financial condition and results of operations.

We plan to continue to  expand our operations and we may not be able to manage such growth effectively, which could have an adverse impact on our profitability.

We allocate management and planning resources to develop strategic plans for organic growth and to identify possible acquisitions, disposals and areas for restructuring our businesses. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or achieve our strategic growth objectives. Challenges that may result from the strategic growth decisions include our ability to:

•                  efficiently manage the operations and employees of expanding businesses;

•                  maintain or grow our existing customer base;

•                  assess the value, strengths and weaknesses of investment or acquisition candidates;

•                  fully integrate strategic investments, or newly-established entities or acquisitions in line with our strategy;

•                  align our current information technology systems adequately with those of a larger group;

•                  apply our risk management policy effectively to a larger group; and

•                  manage a growing number of entities without over-committing management or losing key personnel.

Any failure to manage growth effectively, including relating to any or all of the above challenges associated with our growth plans, could have a material adverse effect on our operating results, financial condition and business prospects.

Risks Relating to Our Controlling Shareholder, Our Units and American Depositary Shares (ADSs)

Our ultimate controlling shareholder has a great deal of influence over our business.

Santander Spain, our ultimate controlling shareholder, currently owns, directly and indirectly, approximately 74.98% of our total capital. Due to its share ownership, our controlling shareholder has the power to control us and our subsidiaries, including the power to:

•                                          elect a majority of our directors that appoint our executive officers, set our management policies and exercise overall control over our company and subsidiaries;

•                                          influence the appointment of our principal officers;

•                                          declare the payment of any dividends;

•                                          agree to sell or otherwise transfer its controlling stake in our company; and

•                                          determine the outcome of substantially all actions requiring shareholder approval, including transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

We operate as a stand-alone subsidiary within the Santander Group. Our controlling shareholder has no liability for our banking operations, except for the amount of its holdings of our capital stock. The interests of Santander Spain may differ from the interests of our other shareholders, and the concentration of control in Santander Spain will limit other shareholders’ ability to influence corporate matters. As a result, we may take actions that our other shareholders do not view as beneficial.

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

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2012, the aggregate market capitalization of the BM&FBOVESPA was equivalent to approximately R$2.5 trillion (U.S.$1.2 trillion) and the top ten stocks in terms of trading volume accounted for approximately 51.8% of all shares traded on BM&FBOVESPA in the year ended December 31, 2012. In contrast, as of December 31, 2012, the aggregate market capitalization of the NYSE was approximately U.S.$18.8 trillion. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, government entities or a principal shareholder. The relative volatility and limited liquidity of the Brazilian securities markets may substantially limit your ability to sell the units or ADSs at the time and price you desire and, as a result, could negatively impact the market price of these securities.

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

Sales of a substantial number of our units or our common shares or preferred shares in the future, or the anticipation of such sales, could negatively affect the market prices of our units and ADSs. In connection with our listing on the BM&FBOVESPA, prior to October 7, 2012 (extendable under certain circumstances to October 7, 2014) we were required to have a public float representing at least 25.0% of our total capital. On October 5, 2012, the BM&FBOVESPA extended our period for our compliance with this requirement to October 7, 2013, a deadline that may be extended one additional year if, at least ninety days prior to October 7, 2013, we present a detailed plan to obtain the minimum percentage of outstanding shares by October 7, 2014. As of October 5, 2012, our outstanding public float was 24.4% of our total capital and Santander Spain had reported its intention to increase the public float to 25.0% through sales to qualified investors either in Brazil or abroad. If, in the future, substantial sales of units or common shares or preferred shares are made by existing or future holders, the market prices of the ADSs may decrease significantly. As a result, holders of ADSs may not be able to sell their ADSs at or above the price they paid for them.

Delisting of our shares from Level 2 of BM&FBOVESPA may negatively affect the price of our ADSs and units.

Companies listed on Level 2 of BM&FBOVESPA are required to have a public float of at least 25.0% of their total capital. As of October 5, 2012, our public float was approximately 24.4% of our outstanding capital. Initially, we had a grace period of three years from October 7, 2009, the date of the listing our shares on Level 2 of BM&FBOVESPA, extendable for an additional two years upon presentation of a plan to BM&FBOVESPA to comply with the minimum public float requirement. On October 5, 2012, the BM&FBOVESPA granted an extension for our compliance with this requirement until October 7, 2013, which deadline may be extended one additional year if at least ninety days prior to October 7, 2013, we present a detailed plan to obtain the minimum percentage of outstanding shares by October 7, 2014. Santander Spain has reported its intention to increase the public float to 25.0% through sales to qualified investors either in Brazil or abroad. If we do not meet the minimum public float requirement, we may be subject to fines and eventually be delisted from Level 2 of BM&FBOVESPA and be traded at the regular level of BM&FBOVESPA. Level 2 regulations are also subject to change, and we may not be able to comply with such changes. Although such delisting could result in the obligation of the controlling shareholder to carry out a mandatory tender offer for the shares of the minority shareholders, such delisting may result in a decrease of the price of our shares, units and ADSs.

Holders of our units and our ADSs may not receive any dividends or interest on shareholders’ equity.

According to our by-laws, we must generally pay our shareholders at least 25.0% of our annual net income as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian corporate law (“adjusted net income”), which may differ significantly from our net income as determined under IFRS. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian corporate law and may not be available to be paid as dividends or interest on shareholders’ equity. Additionally, Brazilian corporate law allows a publicly traded company like ours to suspend the mandatory distribution of dividends and interest on shareholders’ equity in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. We paid R$3.5 billion, R$3.2 billion and R$2.7 billion (R$0.93, R$0.84 and R$0.70 per unit)  as dividends and interest on shareholders’ equity in  2010, 2011 and 2012, respectively, in accordance with our dividend policy. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Payment of Dividends and Interest Attributable to Shareholders’ Equity—Dividends”.

Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADSs will not be our direct shareholders and will be unable to enforce directly the rights of shareholders under our by-laws and Brazilian corporate law. Holders of ADSs may exercise voting rights with respect to the units represented by ADSs only in accordance with the deposit agreement governing the ADSs. Holders of ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our units will be able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADSs will receive notice of a shareholders’ meeting by mail from the American Depositary Receipts (“ADRs”) depositary following our notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of ADSs must instruct the ADR depositary on a timely basis on how they wish to vote. This voting process necessarily will take longer for holders of ADSs than for holders of our units or shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

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

Law 10,833 of December 29, 2003 provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our units by a non-resident of Brazil to another non-resident of Brazil. It is unclear whether ADSs representing our units, which are issued by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. There is no judicial guidance as to the application of Law 10,833 of December 29, 2003 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADSs between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADSs, this tax law would accordingly impose withholding taxes on the disposition of our ADSs by a non-resident of Brazil to another non-resident of Brazil. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations”.

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

Our by-laws provide that we, our shareholders, our directors and officers and the members of our fiscal council shall submit to arbitration any and all disputes or controversies that may arise amongst ourselves relating to, or originating from, the application, validity, effectiveness, interpretation, violations and effects of violations of the provisions of Brazilian corporate law, our by-laws, the rules and regulations of the CMN, the Brazilian Central Bank and the CVM, as well as other rules and regulations applicable to the Brazilian capital markets in addition to the listing regulations of the Level 2 segment of the BM&FBOVESPA, our listing agreement for adhesion to the Level 2 segment of the BM&FBOVESPA, and the rules and regulations of the Arbitration Regulation of the Market Arbitration Chamber. However, in specific situations, including whenever precautionary motions are needed for protection of rights, the dispute or controversy may have to be brought to a Brazilian court. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the units or ADSs, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations and according to Brazilian laws, an obligation in Brazil to pay amounts denominated in a currency other than reais may be satisfied in Brazilian currency only at the exchange rate, as determined by the Brazilian Central Bank or competent court, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the units or ADSs.

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

Holders of our common shares are allowed to vote in our shareholders’ meetings, and each common share shall entitle its owner to one vote. Our preferred shares only allow voting rights in respect of a few matters. See “Item 10. Additional Information—B. Memorandum and Articles of Association”.

Holders of ADSs are not our direct shareholders and will be unable to enforce directly the rights of shareholders under our bylaws and Brazilian corporate law. Holders of ADSs may exercise voting rights with respect to the units represented by ADSs only in accordance with the deposit agreement governing the ADSs. See “—Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Thus, under Brazilian corporate law, holders of the ADSs and the holders of just the preferred shares may have fewer and less well-defined rights to protect their interests relative to actions taken by our board of directors or the holders of our common shares than under the laws of other jurisdictions outside Brazil.

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

ITEM 4. INFORMATION ON THE COMPANY

A.            History and Development of the Company

General

We are currently a publicly held company, incorporated under Brazilian law on August 9, 1985. Our headquarters are located in Brazil, in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235, Bloco A, Vila Olímpia, 04543-011. Our telephone number is 55-11-3553-3300. Documentation of our incorporation is duly registered with the Junta Comercial do Estado de São Paulo (Board of Trade of the State of São Paulo), or JUCESP, under NIRE (Registry Number) 35300332067.

Our agent for service is James H. Bathon, Managing Director - Legal and Compliance, Banco Santander, S.A., New York Branch, 45 E. 53rd Street New York, New York 10022.

Our board of directors at a meeting held on September 18, 2009 approved our global offering of units, including the issue of 525,000,000 units, all registered shares, without par value, free and clear of any liens or encumbrances, each representing 55 common shares and 50 preferred shares, all registered, without par value, free and clear of any liens or encumbrances. The approved offering consisted of the simultaneous initial public offering of (1) units in Brazil (Brazilian Offering) in the over-the-counter market in accordance with CVM Instruction 400/2003 and (2) units outside of Brazil (International Offering), including in the form of ADRs representing ADSs registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Act. The board of directors also approved at such meeting our listing and the trading of units (comprised of common shares and preferred shares) in BM&FBOVESPA’s Level 2 of Corporate Governance Practices.

The units are traded on the BM&FBOVESPA, and the ADSs have been traded on the NYSE since October 7, 2009.

On October 29, 2009, the offering was increased by 6.9%, or 35,955,648 units, due to the partial exercise of the over-allotment option in the international offering. The total capital increase amounted to R$13.0 billion, net of issuance costs of R$194 million.

Overview

We are a leading full-service bank in Brazil, which we believe to be one of the most attractive markets in the world given its growth potential and low penetration rate of banking products and services. We are the third largest private bank in Brazil in terms of assets, with a 7.9% market share, as of September 30, 2012, and the largest bank in Brazil controlled by a major global financial group, according to the Brazilian Central Bank. Our operations are present in all Brazilian regions, strategically positioned in South and Southeast, an area that accounted for approximately 72% of Brazil’s GDP, and where we have one of the largest branch networks of any Brazilian bank.

For the year ended December 31, 2012, we generated net income of R$5.54 billion, total assets of R$421.1 billion and total equity of R$81.6 billion. Our Basel capital adequacy ratio, in the same period was 20.8% (excluding goodwill, the Basel capital adequacy ratio would be 17.7%).

We operate our business along three segments: Commercial Banking, Global Wholesale Banking and Asset Management and Insurance. Through our Commercial Banking segment, we offer traditional banking services, including checking and savings accounts, home and automobile financing, unsecured consumer financing, checking account overdraft loans, credit cards and payroll loans to mid- and high-income individuals and corporations (other than to our Global Banking & Markets clients). Our Global Wholesale Banking segment provides sophisticated and structured financial services and solutions to a group of approximately 750 large local and multinational conglomerates, offering such products as global transaction banking, syndicated lending, corporate finance, equity and treasury. Through our Asset Management and Insurance segment, we manage fixed income, money market, equity and multi-market funds and offer insurance products complementary to our core banking business to our retail and small- and medium-sized corporate customers.

Important Events

Santander Spain’s ADRs Sales and Free Float Increase

On March 22, 2012 Santander Spain informed to us that, in accordance with our commitment to increase our free-float to 25% of our capital stock, it reduced its interest in our capital stock by 5.8%, which resulted in the increase of our free float at that time to 24.1%. This reduction of 5.8% (5.7% of common shares and 5.9% of preferred shares) resulted from the following transactions: (i) the transfer of 4.4% of our capital stock to a third party carried out in January 2012, (ii) the sale of 0.6% of our capital stock to a third party carried out on March 22, 2012, and (iii) the transfer of 0.8% of our capital stock to a third party carried out on March 22, 2012 which third party  shall deliver such interest to the investors in the convertible bonds issued by Santander Spain in October, 2010, upon maturity and as provided in these bonds. Following such transactions, Santander Spain, directly and indirectly, held at that time approximately 76.4% of our voting capital stock and approximately 75.6% of our total capital stock.

Foreign Subsidiary

We established a  wholly-owned subsidiary in Spain, Santander Brasil Establecimiento Financiero de Credito, S.A. (“Santander EFC”), in order to complement our foreign trade strategy for our corporate clients which are large Brazilian companies and their operations abroad. This allows us to provide financial products and services by means of an offshore entity not established in a jurisdiction with favorable taxation, such as our Grand Cayman branch, in accordance with Law 12,249/2010 and Normative Ruling 1,037/2010 of the Brazilian Federal Revenue Service (the Secretaria da Receita Federal). The establishment of our foreign subsidiary was approved by the Brazilian Central Bank on September 26, 2011, by the Brazilian Federal Revenue Service, by the Spanish Ministerio de Economia y Hacienda on February, 6, 2012 and by the Bank of Spain on March, 28, 2012. The remittance of resources to pay up the share capital of the subsidiary was carried out on March 5, 2012, in the amount of €748 million. Santander EFC has been operational since March 2012.

Acquisition of Santander Spain’s Credit Portfolio

During 2012, we acquired, through our wholly-owned subsidiary in Spain, from Banco Santander S.A. (our controlling shareholder, Santander Spain) - New York Branch and London Branch, under commutative conditions, a portfolio of financing contracts to export and import, related to operations contracted with Brazilian clients or their affiliates abroad, totaling US$119 million equivalent to R$181 million (using the exchange rate of the days when there were operations). These transactions were carried out in compliance with our policy on related parties transactions, including after receipt of approval by our board of directors.

Extension of Period for Us to Reach the Minimum Percentage of Outstanding Shares (Free Float) of 25%

On October 5, 2012, the BM&FBOVESPA extended the period for us to meet the minimum 25% free float requirement to October 7, 2013. This deadline may be extended by one additional year if, at least ninety days prior to October 7, 2013, we present a detailed plan to attain the minimum percentage of outstanding shares by October 7, 2014. Santander Spain has reported its intention to increase the free float to 25% through sales to qualified investors either in Brazil or abroad.

Real Estate Investment Fund

On December 21, 2012, we agreed to enter into sale and lease back agreements with the Santander Real Estate Mutual Fund (Santander Agências Fundo de Investimento Imobiliário) pursuant to which we sold real estate assets, mainly branches, to the fund in a total amount of R$377.4 million on December 28, 2012. As a result, we recorded gains of R$334.5 million in our gains (losses) on disposal of assets not classified as non-current assets held for sale. The mutual fund quotas were publicly offered to third party investors.

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

Capital Expenditures and Divestitures

Our principal capital expenditures are comprised of investments in information technology. The technology platform we have adopted focuses on our customers and supports our business model. In each of 2012, 2011 and 2010 total investments in information technology were R$958 million, R$848 million and R$1,150 million, respectively.

In 2012, we continually improved our technology platform by means of investments in systems and hardware renewal. During the year, our main project was the construction of a state-of-the-art data center in which we intend to reach the most advanced requirements in terms of data centers. We expect to invest a total of R$226 million in the construction of the data center, of which R$61 million was invested in 2012.

Technology management by specialized companies belonging to Santander Group enables us to achieve a global scale and other benefits similar to outsourcing without the loss-of-control downside of externalizing core activities. For further discussion regarding our technology infrastructure see “—B. Business Overview—Technology and Infrastructure” below.

Our major divestiture in the past three fiscal years and until the date of this annual report was the sale, in March 2010, of the building that housed the former headquarters of Banco Real, located at Avenida Paulista 1,374, São Paulo, for a total amount of R$270 million. This transaction was consummated through a purchase agreement dated

March 4, 2010 with Fundo de Investimento Imobiliário Prime Portfolio corresponding to the sale of 60.0% of the building and a purchase agreement dated March 5, 2010 with Top Center Empreendimentos e Participações Ltda. corresponding to the sale of 40.0% of the building. We have financed 40.0% of the purchase price of the building.

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

Relationship with the Santander Group

We believe that being part of the Santander Group offers us a significant competitive advantage over the other banks in our peer group, which are not part of a similar global banking group. The Santander business model provides that each unit has to be self-sufficient in terms of capital and liquidity. However, this relationship allows us to:

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

•                  benefit from the Santander Group’s operational expertise in areas such as internal controls and risk management,  practices that have been developed in response to a wide range of market conditions across the world and which we believe will enhance our ability to expand our business within desired risk limits;

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

Strong presence in attractive demographic and geographic areas

We believe we are well positioned to benefit from the growth in our customer base and the relatively low penetration of financial products and services in Brazil. We are focused on increasing our commercial strength in key segments and products, such as small and medium enterprises (or SMEs), card issuers, the acquiring business, mortgages, vehicle financing and insurance. We have strengthened our competitive position in all Brazilian regions, mainly the South and Southeast, areas that accounted for approximately 72% of Brazil’s GDP.

Our strong presence in the South and Southeast regions of Brazil also allows us to reach mid- and high-income customers that provide access to a stable and low cost funding base through a wide variety of funding instruments. Furthermore, our focus on these income classes has increased our profitability, as they have traditionally produced higher volumes and margins. Our presence in these attractive geographic areas, combined with our focus on mid- and high-income customers, allows us to effectively cover a significant portion of Brazil’s economic base.

We believe there is further potential for growth through the use of our existing, redesigned information technology platform by increasing the penetration of financial products and services with our client base, which, as of December 31, 2012, comprised 27.3 million customers and 20.8 million current accounts, according to the Brazilian Central Bank.

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

Leading market position

We rank third among private banks in Brazil in terms of assets, with a market share of 7.9%, as of September 30, 2012, according to the Brazilian Central Bank. Among these banks, we believe we hold a top three market position in most of our key product lines as evidenced by our market share in the following selected products and regions.

At November 30, 2012 Market share (%)
Payroll/individual loans	11.3
Individual loans	18.7
Payroll	7.4
Auto leasing/CDC (Autoloans)	16.1
Credit cards	12.9
Branches(1)	12.0
Southeast(1)	16.2
South(1)	9.1

Source: Brazilian Central Bank.

(1) As of December 31, 2012

We believe that our size and market leadership position provide us with exceptional competitive opportunities including the ability to gather market intelligence to support decision-making in determining business opportunities and in meeting our customers’ needs operating as a full-service bank. As a result of our most recent acquisition, we have increased our market share in individual loans, credit cards and branches. In addition, we are a leading wholesale bank in Brazil. Through our unique access to the Santander Group’s global network, we are able to support our large Brazilian corporate customers in the internationalization of their businesses, for example, through trade and acquisition financing, which brings together a loan syndicate that could use several take-out strategies in different markets. As one of the top tiered banks in the country, and in light of the opportunities for leveraging our operating segments, our broad product offering and geographic presence, we believe we are well positioned to gain market share.

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

Our Strategy

Our strategy is based on the following objectives:

•                  to be the best bank in service quality, sustained by the operational efficiency of our technological platform;

•                  to focus on improving customer services through quality services and infrastructure;

•                  to intensify our relationship with customers in order to become the bank of choice of our customers;

•                  to increase our commercial strength in key segments/products, such as SMEs, card issuers, the acquiring business, mortgages, vehicle financing and insurance;

•                  to take advantage of products and service cross selling opportunities;

•                  to continue building and strengthening the Santander brand in Brazil until it becomes one of the top three financial brands; and

•                  to maintain  our prudent risk management policies and practices.

In Brazil, our business model, which is distinguished for sharing the best global practices of the Santander Group, is based on five main pillars: (1) customer orientation; (2) global franchise; (3) cost efficiency; (4) prudent risk management; and (5) a solid balance sheet.

With a Basel capital adequacy  ratio of 20.8% at December 31, 2012, (excluding goodwill, the BIS ratio was 17.7%), we are the most well-capitalized bank among the largest retail banks in Brazil, with comfortable liquidity and coverage levels, and funding and capital independence from our controlling shareholder. Due to these and other factors, we were considered in May 2012 to be the 11th most solid bank in the world and the first in Brazil by Bloomberg Markets Magazine.

As part of our strategy of becoming the best and most efficient full-service bank in Brazil, we made several improvements, including improving our credit analysis processes, generating more agility and autonomy in our branch networks; simplifying documentation processes, thereby speeding up the response to mortgage loans applications: and expanding access channels to Santander Mobile.

All of these initiatives are aligned with our mission: “To be our customers’ choice for being the simple and safe, efficient and profitable bank that constantly seeks to improve the quality of every service, with a team that enjoys working together to attain everyone’s recognition and trust.” We have achieved positive results from these initiatives, including significant improvement in our position in the Brazilian Central Bank’s complaints rankings, falling from second highest in December 2011 to fifth highest in December 2012.

We also have a strong commitment to sustainability. Our strategy, which is based on three basic pillars: social and financial inclusion, education and management, and social and environmental businesses, gained market recognition in September 2012 when we were named the greenest company in the “Financial Institution” category and were among the 20 companies with the best environmental practices in the “Prêmio Época Empresa Verde” (Época Green Company Awards), sponsored by Editora Globo. Additionally, in October 2012, we were named the greenest company in the world by Newsweek Magazine in the fourth edition of its “Green Rankings: Global Companies” awards.

We believe that we can achieve these goals by employing the following strategies:

Improve operating efficiency by benefiting from integration synergies and implementing best practices

We will continue seeking ways to further improve our operating efficiency and margins. We intend to maintain our investment discipline and direct resources to areas that generate improvements in customer care and areas that increase our revenues. In 2010, our efficiency ratio (administrative expenses divided by total income) was 34.5%, in 2011 it was 35.6% and in 2012 it was 34.0% (adjusting total revenue for the impact of our fiscal tax hedge, the efficiency ratio would be 34.8% in 2010, 34.0% in 2011 and 32.8% in 2012). For a reconciliation of our adjusted efficiency ratio to the nearest GAAP measurement, see “Item 3. Key Information—A. Selected Financial Data—Ratios”.

Expand product offering and distribution channels in Commercial Banking

We intend to further increase our business and operations throughout Brazil, expanding our Commercial Banking services to existing and prospective retail customers. We plan to offer new products and services to existing customers based on each customer’s profile through our numerous distribution channels by leveraging our customer relationship management data base and IT platform. Our efforts related to the offering of new products and the expansion of our reach to other markets will continue to be focused on the correct risk measurement of those opportunities. We also will seek to increase our market share through the offering of innovative banking products and intend to focus on product areas where we believe there is opportunity to increase our presence in the Brazilian market, for example in credit cards and insurance products. Furthermore, we plan to attract current account holders by capturing users of our other financing products, such as automobile financing, insurance or credit cards. We will continue to focus our marketing efforts to enlarge our customer base and increase the number of products used by each client, as well as to increase our share in those products for which clients generally operate with more than one bank. We intend to improve our competitiveness by further strengthening our brand awareness, particularly through marketing.

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

Continue growing our insurance product distribution

We intend to continue growing our insurance product distribution business. We expect to increase our presence within the insurance segment by leveraging our strong branch network and client base, in all Brazilian regions, especially in the South and Southeast, to cross-sell insurance products with the goal of maximizing the income generated by each customer, as well as using our strong relationships with small and medium-sized businesses with annual gross revenues of up to R$80 million, or “SMEs”, and large corporations within the country. We intend to continue selling insurance products by means of our traditional distribution channels, such as branches, and also through ATMs, our call center and Internet banking.

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

We serve clients throughout Brazil, primarily through our branch network, which as of December 31, 2012, consisted of 2,407 branches, 1,381 on-site service units (located at our corporate customers’ premises), and 17,793 ATMs. .

Global Wholesale Banking

We are a leading wholesale bank in Brazil and offer financial services and sophisticated and structured solutions to our customers, in parallel with our proprietary trading activities. Our wholesale banking business focuses on servicing approximately 750 large local and multinational conglomerates, which we refer to as Global Banking & Markets, or “GB&M” customers. In the year ended December 31, 2012, services to our GB&M customers represented approximately 46% of our operations, in terms of profit before tax. Our wholesale business provides our customers with a wide range of domestic and international services that are specifically tailored to the needs of each client. We offer products and services in the following key areas: global transaction banking, credit markets, corporate finance, equities, rates, market making and proprietary trading. Our customers benefit from the global services provided by the Santander Group’s integrated wholesale banking network and local market expertise. Our proprietary trading desk is under strict risk control oversight and has consistently shown positive results, even under volatile scenarios.

Asset Management and Insurance

According to ANBIMA, Santander Brasil Asset Management DTVM S.A. (“Santander Brasil Asset Management”) is the sixth largest asset management company in Brazil with R$134.9 billion in assets under management. The volume of our Asset Management Business grew 5.1% in 2012, reaching a 6.1% market share  in the Brazilian funds industry. We believe our rigorous governance, disciplined investment management process, wide range of product offerings and prudent risk management contributed to the investment grade ratings assigned to our asset management business by the rating agencies Standard & Poor’s and Moody’s.

We offer different insurance products, including life, personal accident, home, lenders, credit card protection, housing, business, machinery and equipment, as well as private pension plans. After the sale of Santander Seguros in 2011, our business operations are focused exclusively on the distribution of insurance products and pension plans through our commercial branches.

The following chart sets forth our operating segments and their main focus.

Commercial Banking	Global Wholesale Banking	Asset Management and Insurance
• Retail banking	• Global corporate clients, or GB&M	• Asset management
– Individuals		• Insurance brokerage
• Treasury
– SMEs (annual gross revenues up to R$80 million)

• Corporations with annual gross revenues in excess of R$80 million (other than global corporate clients)

• Consumer finance

The following table presents the breakdown of our net interest income and profit before tax by operating segment.

	For the year ended December 31,
	2012	2011	2010	2012	2011	2010
	Net interest income			Profit before tax
	(in millions of R$)
Commercial Banking	29,308	24,971	21,301	2,628	5,128	6,347
Global Wholesale Banking	2,287	2,589	2,501	2,537	2,947	2,818
Asset Management and Insurance	97	342	292	346	835	832
Total	31,692	27,902	24,095	5,511	8,911	9,997

Commercial Banking

Our Commercial Banking segment’s activities include products and services for retail customers, enterprises and corporations (other than global corporate clients who are served by our Global Wholesale Banking segment) and our consumer finance business.

Retail Banking

We follow different service models for each customer base in retail banking:

•                  High-income customers: Our model includes exclusive branches and differentiated areas in our regular branches and is based on personal relationships with our account managers to provide privacy, priority and special attention to these customers.

•                  Mid-income customers: We use a multi-channel service model supported by our account managers. We provide differentiated services to customers we view as upwardly mobile.

•                  Low-income customers:  Our model is to serve these customers through alternative channels. We provide differentiated services to customers we view as upwardly mobile.

•                  SMEs: For small and medium enterprises, our model is centered on their relationship with the account manager while for small-sized enterprises, we rely more on multi-channel distribution. Special platforms are used to offer differentiated services to clients with a high earnings potential.

At December 31, 2012, our retail banking operations had approximately 27.3 million total customers and 20.8 million current account holders.

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

•                  traditional savings accounts, with remuneration established according to article 12 of Law 8,177/1991, as amended by Provisional Measure 567/ 2012:

(1)         Deposits on or before May 3, 2012 receive TR (Brazilian reference rate) plus 0.5% per month.

(2)         Deposits on or after  May 4, 2012  receive :

a)             if the SELIC rate is greater than 8.5% per year: TR + 0.5% per month;

b)             if the SELIC rate is equal to or less than 8.5% per year: TR + 70% of SELIC per month.

•                  time deposits, also known as certificates of bank deposits, or “CDBs” which are highly liquid and earn interest at a fixed or floating rate.

•                  real estate credit bonds, which are fixed-income securities backed by real estate credit operations. These have a grace period of 181 or 361 days, and their interest is based on floating rates.

•                  financial bills, which are bonds issued by financial institutions in order to raise long-term funds. This product has maturity of 2 years and is illiquid with interest floating rates.

In addition to representing a significant source of stable funding for us, we regard each account holder as a potential customer for the full range of products and services we offer.

Deposits from financial institutions also contribute to our treasury operations, which are represented by Certificates of Interbank Deposit — “CDIs”, and which earn the interbank deposit rate.

The table below presents a breakdown of our deposits by product type at the dates indicated.

	For the year ended December 31,
	2012	2011	2010
	(in millions of R$)
Customer deposits
Current accounts	13,585	13,561	16,132
Savings accounts	26,857	23,293	30,303
Time deposits	84,586	83,942	68,916
Repurchase Agreements	63,567	53,678	52,598
Total	188,595	174,474	167,949
Deposits from the Brazilian Central Bank and credit institutions
Time deposits	26,077	27,023	28,867
Demand deposits	48	133	344
Repurchase Agreements	8,949	24,371	13,180
Total	35,074	51,527	42,391
Total deposits	223,669	226,001	210,340

Credit Operations

The following table shows a breakdown of our credit portfolio by client category at the dates indicated.

	For the year ended December 31,			Change, at December 31, 2012 vs. December 31, 2011
	2012	2011	2010	R$ million	%
	(in millions of R$)
Individuals	70,277	63,413	50,981	6,864	10.8
Consumer finance	29,566	30,459	26,969	(893)	(2.9)
Small and Medium Enterprises(1)	40,118	33,538	26,758	6,580	19.6
Corporations(2)	70,780	66,774	55,850	4,005	6.0
Total	210,741	194,184	160,558	16,556	8.5

(1)         Companies with annual gross revenues of up to R$80 million.

(2)         Companies with annual gross revenues exceeding R$80 million, including our global corporate clients.

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

	For the year ended December 31,			Change, at December 31, 2012 vs. December 31, 2011
	2012	2011	2010	R$ million	%
	(in millions of R$)
Leasing/Auto Loans(1)	2,740	2,277	2,471	463	20.3
Credit cards	16,138	14,144	10,760	1,994	14.1
Payroll loans(2)	13,529	12,248	9,600	1,281	10.5
Mortgages	12,321	10,018	6,698	2,303	23.0
Agricultural Loans	2,147	2,492	2,817	(345)	(13.9)
Personal loans/Other	23,402	22,234	18,635	1,168	5.2
Total	70,277	63,413	50,981	6,864	10.8

(1)         Including the loans to individuals in the consumer finance segment, the auto loan portfolio totaled R$28.0 billion at December 31, 2012, R$27.6 billion at December 31, 2011, and R$24.2 billion at December 31, 2010.

(2)         Including the payroll Loan acquired portfolio, payroll loans totaled R$14.8 billion at December 31, 2012, R$15.1 billion at December 31, 2011 and R$13.8 billion at December 31, 2010.

Payroll Loans

Payroll loans are a typical retail product with a differentiated method of payment. Monthly installments are deducted directly from the customer’s payroll by their employer and then credited to the bank. We believe that this significantly reduces the credit risk. Our customers are typically employees from the public sector or state pension holders. No single entity is responsible for more than 10% of our payroll loans. This product represents approximately 32% of the retail credit market in Brazil. We had 7.4% of market share in payroll loans at November 30, 2012, according to the Brazilian Central Bank.

Credit Cards

We participate in the credit card market, issuing cards from the Visa and MasterCard brands to our customers (account and non-account holders). Our revenues from credit cards include administration fees, interest on unpaid balances, annuities and rates charged on cash advances.

The total credit card portfolio in 2012 presented an increase of 14.1% compared to the same period of the previous year, reaching R$16.1 billion. The financed portfolio includes non-performing loans (past due more than 60 days). The credit cards base grew 17.5% compared to previous year, reaching 14.6 million cards, and debit cards totaled 33.8 million in 2012, with an increase of 15.4% from 2011. In 2012, we maintained our focus on the partnerships with Vivo and the Raízen group, both of which were designed to increase our customer base by launching products and offering exclusive advantages in the sectors in which these companies operate.

We launched an exclusive range of opportunities for Santander Brasil Card holders: Santander Esfera, which provides customers daily promotions and special discounts with selected partners. We also established a partnership with the Cinépolis movie theater chain, offering a 50% discount to customers who buy their tickets with our cards. We continue offering our account holders special products designed to suit their different needs. We therefore continued to expand our client base, always seeking to improve client satisfaction.

We implemented the SuperBônus Viagens website, a portal that allows customers to exchange bonus points for tickets, hotel accommodation, cruises, package trips and car rental. In addition, if customers do not have enough points to acquire what they want, they can pay the difference with their Santander Brasil Card. This is another initiative focused on strengthening relations with our customers and making Santander Brasil Cards their first choice.

Merchant Acquiring Market

Throughout 2012, we consolidated our merchant acquiring business, which constitutes a strong advantage for the acquisition of SME clients.

In 2012, we entered into two commercial agreements, one with Sodexo, the world’s leading provider of quality-of-life services, and the other with Embratec, a leading company in the vehicle fleet fueling and maintenance segment. In the Embratec agreement, we placed particular emphasis on its Ecofrotas division.

We will also begin offering Sodexo’s benefit and incentive services, including Refeição Pass (meal vouchers), Alimentação Pass (supermarket vouchers) and Vale Transporte Pass (transport vouchers), as well as Ecofrotas’ light and heavy fleet management service. As a result, Santander’s GetNet POS machines will begin accepting Sodexo cards as of 2013, increasing our market share in the segment of bars, restaurants and supermarkets.

In December 2012, we retained a base of 416,000 merchant establishments and recorded a revenue market share of 4.5%.

Consumer Finance

We provide consumer finance products to deposit and non-deposit account holders through Aymoré Crédito, Financiamento e Investimento S.A., known as Santander Financiamentos, a financing company with expertise in providing consumer credit directly to borrowers or through intermediate agencies.

In December, 2012, we had over 19,500 active dealers, 1,790 sales employees (operators and business managers) and 144 branches throughout Brazil. Our core business, vehicle financing, represents approximately 74% of our consumer finance business. On November 30, 2012, according to the Brazilian Central Bank, we had a market share of 16.1%, in terms of credit portfolio in the Brazilian vehicle finance business. We also finance various products and services, such as computer equipment, building materials, tourism, furniture, hospital and dentistry equipment, and nautical equipment. We focus on offering fast credit approval, and our consumer finance business is supported by our long-standing relationships with important companies such as Renault, Peugeot, Citröen, Hyundai, Dell and CVC.

Mortgages

We offer loans to our customers for the purchase of real estate secured by deeds of trust. In 2005, we were the first bank in Brazil to offer a mortgage product with monthly fixed installments with a maturity of up to 10 years. We are now offering mortgages with a maturity of up to 35 years. We also offer credit lines to corporate customers in the real estate construction industry for the financing of up to 80% of the project construction cost. As of November 30, 2012, we had a 6.6% market share in Brazil in terms of amounts outstanding, according to the Brazilian Central Bank.

In addition, as a result of the acquisition of Banco Real and our strategy of launching innovative products, we believe we have achieved a prominent position among private banks in the housing loan sector. For example, we have used the Santander Group’s expertise in certain products which have been successful in other countries to launch the first mortgage loan offered by a private bank in Brazil with a 35-year maturity. In 2012, total new housing loans, including construction loans, amounted to R$13.4 billion.

On average, the loan-to-value ratio of our housing loans is 54%. We do not offer mortgage loans that do not meet the prime standards, that is, we do not make any loans for more than 80% of the value of the property to be purchased, borrowers must meet certain minimum monthly income levels as evidenced by recent payroll information and tax returns, and payments may not exceed 30% to 35% of borrowers’ monthly income, according their rating. Borrowers must provide satisfactory documentary evidence to confirm their employment or other types of revenue and to otherwise evaluate their credit risk profile.

Corporate Lending (for Customers Served by our Commercial Banking Segment)

We offer a wide range of credit products for our corporate clients, including corporate finance and working capital, leasing and trade finance, as well as deposit taking and other services. Our SME customers are classified as companies with annual gross revenues of up to R$80 million. We have 750 GB&M clients that are part of our overall relationship model. Our corporate clients come from all sectors. Coverage of our SME and corporate clients is provided by our managers, who are allocated according to the client’s location. We rely on managers for client coverage in key regional centers throughout Brazil.

The table sets forth our managerial SME loan portfolio at the dates indicated.

	For the year ended December 31,			Change, December 31, 2012 vs. December 31, 2011
	2012	2011	2010	R$ million	%
	(in millions of R$)
Agricultural lending	155	110	122	45	40.9
Working capital loans	19,811	16,486	12,175	3.325	20.2
Buyer financing	30	16	20	14	87.5
Vendor financing	5	7	7	(2)	(28.6)
Discounted receivables	1,174	736	488	438	59.5
Foreign Trade	322	354	250	(32)	(9.0)
Overdraft facility	3,922	3,961	3,678	(39)	(1.0)

	For the year ended December 31,			Change, December 31, 2012 vs. December 31, 2011
	2012	2011	2010	R$ million	%
	(in millions of R$)
Refinancing	3,598	3,195	2,819	403	12.6
Resolution 2,770	10	38	19	(28)	(73.7)
Account overdraft loans	2,737	2,627	2,113	110	4.2
CDC/leasing(1)	2,276	2,257	2,497	19	0.8
Other(2)	6,078	3,751	2,570	2,327	62.0
Total(3)(4)(5)	40,118	33,538	26,758	6,580	19.6

(1)         Does not include Consumer Finance.

(2)         Includes credit cards, mortgage finance products and other products.

(3)         Includes small and medium companies with annual gross revenues  up to R$80 million.

(4)         As a result of a segmentation change in the Small and Medium Enterprises and Corporations portfolio, the company carried out a reclassification in the balance of those two segments in 2010 and 2011.

(5)         In 2012, we re-classified our SME and corporate lending portfolios, mainly to improve the management of our operations. Thus, for comparison purpose, the renegotiation portfolio for 2011 and 2010 was also reclassified.

BNDES On-Lending

BNDES credit lines are medium and long-term financing at competitive interest rates. These credit lines are used for the development of investment projects, acquisitions, commercialization of machinery and equipment, exports and working capital. BNDES has partnerships with financial institutions that have branches throughout the country to facilitate the distribution of credit, which enables access to BNDES’s resources.

We provide these transactions by acting as an Accredited Financial Institution, transferring resources from BNDES to customers, according to the rules and credit limits previously set.

BNDES resources come from the Social Integration Program (Programa de Integração Social), or PIS/PASEP, the Worker Aid Fund (Fundo de Amparo ao Trabalhador - FAT), the National Treasury and others. These resources are devoted to finance the economic growth of the country by financing expansion projects, modernization and infrastructure adequacy, including the acquisition of machines, equipment and heavy vehicles. These financings are generally granted at attractive interest rates and with a maturity date of up to ten years, exceeding the available maturity for most other transactions in Brazil.

By financing loans with BNDES resources, we do not assume interest rate risk. We do, however, take the borrowers’ credit risk and therefore the same credit analysis criteria used for other loans is applied to BNDES loans. This product is offered to all segments, including Global Banking & Markets.

Agricultural Lending

We offer three different lines of credit for agribusiness:

•                  “Rural Credit” and “CPR” (Rural Product Note), are products mainly used to fund working capital. The CPR is an advance sale of future agricultural production, resulting in a futures contract. We are the leading private bank to offer these products providing credit based on futures revenues, which may be used to provide funds to purchase inputs and to cover storage costs and cost of sales. The loans are usually secured by mortgages on crops and equipment.

•                  We act as an agent to lend funds provided by BNDES loans through government agricultural programs to finance the purchase of machinery and equipment, fixed assets and permanent crops, such as sugarcane fields, orange orchards and coffee plantations. The BNDES loans also enable us to offer financing on investments aimed at reducing emissions of greenhouse gases from agricultural activities (low carbon agriculture) and stimulating agricultural production in a sustainable and environmentally friendly way.

We also offer our customers agribusiness services and other related products, such as funds for working capital, overdraft protection, asset management, leasing arrangements and insurance.

As determined by the Brazilian Central Bank, Brazilian banks can use the funding of compulsory deposits at a fixed rate of 5.5% per year to fund agribusiness. Brazilian Central Bank regulations require banks to apply at least 34.0% of short term deposits to finance agribusiness. Financial institutions that do not meet this minimum percentage must transfer these resources to an unpaid account at the Brazilian Central Bank or, alternatively, trade it with another financial institution that will be responsible for its implementation.

Account Overdraft Loans

Account overdraft loans (cheque especial) are made available to checking accounts under a rotating overdraft facility, subject to approval of a limit for each customer based on credit analysis. It is an unsecured product and, therefore, carries higher charges than other loan operations.

Our overdraft product has an important advantage since it allows our customer to use the loan limit for up to ten days per month without interest. This feature has contributed to the consistent growth of our overdraft credit portfolio and has contributed to a strong market share in this product offering.

Leasing

We provide leasing for motor vehicles (including cars and vans), machinery, equipment and other items for personal and business-related use. Our total leasing portfolio at December 31, 2012, totaled R$4.2 billion, comprised of R$3.3 billion in motor vehicles and R$0.9 billion in machinery, equipment and other items for personal and business-related use. Lease applications are subject to the same approval process as other individual or corporate credit operations, with initial analysis undertaken at the branch that originates the transaction. If the customer is a corporate customer, a successful application is sent to the Credit Risk Department for further review. Lease terms are typically for a period of between two and five years.

Private Banking

The private banking business serves a select group of clients with a minimum of R$3.0 million in assets available for investment. We aim to understand our clients’ short- and long-term objectives, needs and risk tolerance. Our relationship managers work to develop an ongoing partnership offering the most compatible solutions for each client profile. The private banking business offers its clients a comprehensive range of financial products, banking services, tax planning and advisory services that provide recommendations on investments and asset allocation.

In 2012, we opened two new private banking offices in Campinas and Porto Alegre. Like our current offices in São Paulo, Belo Horizonte, Rio de Janeiro and Curitiba, these offices allow customers to perform all banking transactions in a private environment. As of December 31, 2012, our private banking business had approximately 8,700 private banking accounts and managed approximately R$47.2 billion in assets.

Global Wholesale Banking

We are a leading wholesale bank in Brazil and offer financial services and sophisticated and structured solutions to our customers. In 2012, our strategy was based on the following pillars: (1) sustainable growth, through the diversification of revenues, assets coverage via focus on deposits, expense control and maintenance and improvement in the efficiency ratio, (2) cross selling, through the distribution of GB&M products to all our customers, collaborating with the generation of results in other segments, as well as investments in our technological platform, (3) client focus, through our emphasis on businesses with customers classified as Tier II and III and seeking for the top of mind of wholesale clients by strengthening our relationships with them.

Our wholesale banking business focuses on Global Banking & Markets customers, approximately 750 large Brazilian companies and multinational conglomerates, including the largest companies in Brazil. We also serve multinational subsidiaries of our global clients. Our clients in this business span a range of industries, including energy and resources, telecommunications, construction, infrastructure, agriculture, retail, aviation, industrial (including automobile manufacturers), financial and service sectors. Coverage of these clients is allocated by industry.

Our wholesale banking customers benefit from the global structure of services provided by the Santander Group with its worldwide integrated wholesale banking network, global services solutions and local market expertise. The

Santander Group has a global account management structure with presence in Europe, the United States, Latin America and Asia. This structure allows services to be provided in an integrated fashion. Our wholesale business provides our customers with a wide range of domestic and international services, and seeks to provide solutions specifically tailored to the needs of each customer. The Global Wholesale Banking segment’s products and services are available not only to our GB&M clients, but also to Corporate, SME customers, Private Banking and Retail clients.

The main products and services we provide are:

•                  Global Transaction Banking, which includes cash management, local loans and bank guarantees, trade finance, global custody and securities services and guarantees (both trade and non-trade) and trade services;

•                  Credit Markets, which includes origination units, distribution of structured credit and debt products, debt capital markets, project finance, acquisition finance, syndicated loans and asset and capital structuring;

•                  Corporate Finance, which includes mergers and acquisitions and equity capital markets;

•                  Equities, which includes exchange traded derivatives, cash equities and equity research;

•                  Rates, which offer our customers treasury products such as foreign exchange transactions, derivatives, (including equity derivatives), investments and other financial and structured products;

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

Global Transaction Banking

Our Global Transaction Banking area is focused on meeting clients’ needs for local and global commercial banking solutions, which include local loans, bank guarantees, trade finance and cash management. Santander Group segregates these businesses from its corporate and investment banking operations as part of its global worldwide strategy to address the needs of our clients in the globalization of the business environment.

Trade Finance — We have a strong market position in transactions related to cross-border financing and guarantees (both trade and non-trade related) and trade services. Our specialist team provides a full range of products and services (including trade finance, trade services, export credit agency finance), particularly those related to import and export activities. Our performance was recognized for the fifth consecutive year, as “The Best International Bank in Trade Finance in Brazil” by Trade Finance Magazine, through a client survey in July 2012.

Cash Management - We have a comprehensive portfolio of cash management solutions, both local and global. We offer clients the opportunity to significantly improve their management of domestic flows so as to gain access to local clearing services and process transactions quickly and effectively. The local cash management product range comprises integrated and customized solutions for payments, receivables, tax and payroll services. Designed to be compatible with leading enterprise resource planning, or ERP software packages, our clients use corporate internet banking, to manage all payments and receivable flows. As a global bank, we offer a wide range of global solutions for clients with a centralized treasury, providing international cash management services such as payments, statements offshore account structures and liquidity management, all through global electronic channels (internet and host-to-host), providing full control  anywhere in the world. Loans, Financing and Local Guarantees - Our team works in the development and management of products that meet customer demands for credit and working capital lines, financing of receivables and local guarantees (bank guarantees). We believe that we are the benchmark for the market in which we operate, in terms of our product quality and delivery. We have a sales team specializing in our product portfolio and focused on serving our customers. This team focuses on developing tailored solutions to the financial needs of our customers, with the aim of adding greater value to their businesses and building long-term, sustainable partnerships.

Global Custody & Securities Services - We offer specialized services for foreign and local institutional investors, such as global custodians, investment banks, pension funds, insurance companies, broker dealers, asset managers, private equity firms, as well as corporations. Our product portfolio includes custody, controllership and fund administration for traditional funds (equity, fixed income, hedge funds), trade receivables funds (FIDC), private equity funds (FIPs), as well as local representation for foreign investors (“2,689 accounts”), securities lending, registrar services for listed companies and escrow account management.

Correspondent Banking - Our international correspondent banking operations include trade financing and funding from correspondent banks. Our trade financing activities consist of import and export financing. Import financing generally involves a loan or a letter of credit in the relevant foreign currency of the commercial transaction. Export financing generally involves pre-export financing and consists of an advance to an exporter in foreign currency. Both export and import financings are extended in U.S. dollars or the relevant foreign currency of the commercial transaction.

Credit Markets

Credit Markets is responsible for project financing and advising, debt capital markets, acquisition financing and loan syndications.

Project Financing and Advising - Our strategy in this area has been developed since 2004 and through excellence in execution, has propelled us to the leadership position in the official ANBIMA rankings from 2008 through 2011. The infrastructure sector in Brazil and the associated financing requirements have maintained a healthy growth rate in the recent past and are expected to increase at a similar pace in the coming years. According to BNDES, an estimated R$597 billion in investments in national industry are expected between 2012 and 2015. The main contributor is the oil and gas sector, including extraction and refining, which is expected to account for R$354 billion in new investments. Moreover, we expect relevant growth in investment for transportation projects, including airports, highways, ports, railways and various modes of urban transportation. BNDES is expected to continue as the main source of long term financing for infrastructure projects, as it increased disbursements by 16.0% in 2012, and estimates an additional 26.0% increase in 2013. In addition, we expect almost exponential growth of complementary sources of financing through project bonds. We believe that governmental incentives aligned with BNDES’ new operational policies, and a favorable macroeconomic perspective, will support this market throughout the coming years. BNDES estimates that approximately R$10 billion in project bonds could be issued in 2013 alone. The successful partnership between our project finance and debt capital market areas has positioned us as a leader in the Brazilian project bond arena since 2010. Given our continued strategy, we are well positioned to maintain this leadership position over the coming years.

Our project finance area has advised and structured some of the most important projects in recent years in various sectors such as energy generation and transmission, transportation and oil and gas. This area is distinctively positioned to lead and participate in the advising, structuring and financing of infrastructure projects in the coming years, including in sectors with low levels of penetration such as water and waste and those structured as public private partnerships as normally seen in the areas of urban transportation, health and education. We are among the main project lenders in the world and one of the leaders in the Brazilian market, as evidenced by ANBIMA’s ranking regarding advising over the past four years. Additionally, in 2011 we received the following awards: “Best Infrastructure Bank” by Latin Finance and “Best Infrastructure Bank in Latin America” by Project Finance International (“PFI”), in addition to three other awards for “Deal of the Year” awards: (i) Embraport: “PFI Americas Transport Deal of the Year”, “Euromoney - Project Finance Magazine: Latin America Transport Deal of the Year”, and “Marine Money: Project Financing Deal of the Year”; (ii) OSX II: “PFI Americas Oil & Gas Deal of the Year”, and “Euromoney - Project Finance Magazine: Latin America Oil & Gas Deal of the Year”; and (iii) Carolina Marine: “Marine Money: Project Financing Deal of the Year”. Finally, we were ranked in first place by Dealogic “Latin American Project Finance Loan 2011”, which takes into account project finance deals in all sectors for all countries in Latin America.

Capital Markets (Debt) - We played an important role in both local and international debt capital markets for Brazilian issuers.  In the local market, we are one of the leading banks in fixed income issuances.  In 2012, one of the main transactions on which we acted as Lead Manager was the debenture issuance by Andrade Gutierrez Participações S.A., a R$639.4 million deal, with an issuance structure through a holding company with a guarantee from an operational company. Furthermore, we were bookrunners on (1) Companhia de Telecomunicações do Brasil Central’s R$294.0 million debenture, (2) Minas Gerais Participações S.A.’s R$316 million debenture, (3) BR Properties S.A.’s R$400 million debenture and similar deals, JSL S.A., Autometal S.A., Sulamérica S.A. and Iguatemi Empresa de Shopping Centers S.A.. We were also involved in two financial bill issuances from Companhia de Crédito, Financiamento e Investimento RCI Brasil, a R$200 million (2nd Series) and R$300 million (3rd Series) deal, Banco Pine S.A. financial bill issuance (R$200.1 million deal), Banco PSA Finance Brasil S.A. financial bills issuance, Banco Volkswagen S.A. financial bill issuance and securitizations of receivable for companies in the petrochemical industry and for Monsanto do Brasil LTDA.. In the international debt capital markets in 2012, we maintained a leading position in the overall Brazilian bond ranking, including corporate, financials and sovereign.  We have lead major deals among Brazilian issuers, such as Petrobras Brasileiro S.A. — Petrobras’ U.S.$7.0 billion deal, which was awarded LatinFinance’s  “LATAM Quasi Sovereign Bond of the Year”, and Petrobras’ €2 billion and £400 million issuances, as well as, transactions for Banco Santander (Brasil) S.A. for US$ 800million and US$550 million, in February and September, respectively.  We have also participated in important deals for companies including Banco Itaú Unibanco Holding S.A., Vale S.A., Construtora Norberto Odebrecht S.A., Banco Santander (Brasil) S.A., BRF — BR Foods S.A., Braskem S.A., Banco ABC Brasil S.A., besides  the JBS USA Ltd, bond executed as a local transaction in the U.S. Debt Capital Markets.

Syndicated Loans and Acquisition Finance - We are one of the leading banks in the syndicated loans market in Latin America, acting both in cross-border and local transactions. We are recognized in the acquisition finance market for structuring transactions tailored to the needs of each customer. In 2012, we executed various important transactions, including: (1) U.S.$ 500 million syndicated revolving credit facility — dual currency for BR Foods; (2) R$1.2 billion syndicated revolving credit facility for Embraer S.A. (3) joint lead arranger and bookrunner for the R$1.5 billion debentures issuance by Atlantia Bertin Concessões S.A.; (4) R$1.5 billion syndicated revolving credit facility for OI S.A.; (5) R$900 million acquisition finance for the purchase of Atento by BC BrasilCo Participações; (6) R$450 million acquisition finance for the purchase of Nordeste Segurança by Prosegur; (7) R$223 million acquisition finance for the purchase of telecommunication towers by São Paulo SPE Locação de Torres Ltda; (8) R$250 million acquisition finance for the purchase of telecommunication towers by the investment fund GP Investimentos.

Credit Sales & Trading - Our Credit Sales & Trading team acts as our credit distribution arm, responsible for the pricing and placement with investors of transactions originated by Credit Markets. Credit Sales & Trading operates in two areas, the syndication of project finance and other structured loans amongst banks and the pricing and distribution of fixed income instruments (such as bonds, promissory notes, mortgage backed securities, asset backed Securities, etc.) with institutional investors. In addition to primary placement efforts, the team works actively in the secondary market through the negotiation of loans and fixed-income bonds. In the case of fixed income, we fulfill an important role in the development of the secondary market by managing a trading book and acting as market maker for some of our issues.

Asset and Capital Structuring - This area is responsible for the development of structures for financing based on assets, business promotion and optimization of capital investments. The principal activities involve asset structuring, seed investment and carbon finance.

Corporate Finance

Our corporate finance activities include mergers and acquisitions and equity capital markets.

Mergers and Acquisitions - Our corporate finance services are focused on developing customized solutions for customers in the mergers and acquisitions area. The transactions carried out by our mergers and acquisitions team include advisory services on acquisitions, sales, mergers and restructurings in a range of sectors, such as construction, agriculture, retail, telecommunications, energy, metals and minerals and financial services.

In 2012, we acted as financial advisor in several important transactions, including the acquisition of 100% of Atento by Bain Capital; the acquisition of 100% of Shopping Bonsucesso by General Shopping Brasil S/A; the execution of the valuation report in connection with the public offer to delist CCDI-Camargo Correa Desenvolvimento Imobiliário S.A.; the acquisition of 100% of Vitopel by Vision Capital; the sale of 100% of UNICID - Universidade Cidade de São Paulo to Universidade Cruzeiro do Sul and the advisory to the Board of Directors of Cimpor in connection with the offer made by Intercement (Camargo Corrêa).

According to Bloomberg, on December 31, 2012, we were ranked tenth in financial advisory services in terms of volume of merger and acquisition transactions in Brazil, with approximately U.S.$10.6 billion in 13 announced transactions.

Equity Capital Markets (ECM) - Our ECM team participated as bookrunner in numerous offerings in Brazil in recent years. In 2012, we ranked fourth in equity issuances in Latin America and eighth in Brazil according to Bloomberg, based on volume. In 2012, we acted as joint bookrunner in the initial public offering (“IPO”) of Unicasa Indústria de Móveis S.A., and in the follow-on offerings of Fibria Celulose S.A., TAESA - Transmissora Aliança de Energia Elétrica S.A. and Marfrig Alimentos S.A. Also in 2012, we acted as co-manager in the IPO of quotas of the ETF ICO2, as joint bookrunner in the follow-on offering of quotas of the FII BTG Pactual Corporate Office Fund and as lead bookrunner in the IPO of quotas of the FII — Santander Agências.

Equity Investments - This area is responsible for our proprietary private equity investments in companies with strong growth potential and high quality management that are part of our client base or have the potential to be our clients. Equity Investments’ primary purpose is to identify, analyze and structure investment opportunities, generating attractive returns and offering alternative financial and strategic support to our clients.

Since its inception in 2008, Equity Investments has already invested or committed R$1.1 billion in several sectors. In 2012, Equity Investments invested R$261 million and generated proceeds of R$139 million, resulting mainly from dividends and divestments.

Equities, Global Banking & Markets

Exchange Traded Derivatives - We provide full services of execution and settlement of futures and options. We help companies and financial institutions in futures trading in Brazil or elsewhere in the world. Through our fully integrated platform, we provide execution and settlement services globally. Specialists help clients achieve their business objectives when trading listed derivatives. Our clients are able to trade through solutions of direct market access (DMA) or by third party providers of forwarding orders. During 2012, we established a government bonds desk to fulfill our institutional clients’ needs in negotiating fixed income securities. We also have a structure dedicated to provide our customers with customized solutions that meet their specific needs.

Cash Equities - We provide cash equities services to foreign and local investors and institutions mainly through our brokerage house, Santander Corretora. Our cash equities sales trading team is recognized within the industry for its quality of execution, the strength of its relationship with clients and the quality of its research on the Brazilian and Latin American markets. Our brokerage serves individual investors who trade in BM&FBOVESPA, providing differentiated services through specialized managers. Through our “salas de ações” (broker offices), installed in 100 branches of Santander Brasil, investors can manage their portfolios online, with access to information about the historical prices and the latest industry and company analyst reports, including those prepared by our analysts and customized to the needs of our customers. We also offer settlement services, securities trading and direct market access (DMA).

Equity Research - At the end of 2012, our equity research team covered 117 Brazilian companies in 16 different sectors, most of the BM&FBOVESPA Index (Ibovespa). Our team is part of Santander’s Latin America equity research team. Such research services include the publication of research reports, annual conferences (a Latin America Conference in Mexico, usually held in January, and the Brazil Conference, usually held in August), sector events (hosting the main opinion leaders of the sectors we cover), deal and non-deal road shows with analysts and issuers and investor trips to the region (to visit specific companies, provided for a small group of institutional investors). According to the 2012 survey of the Institutional Investor magazine for the best Latin American and Brazilian equity research teams, our teams were ranked fifth and sixth in the Brazil and Latin American all-research teams, respectively.

Rates

Our Rates business is responsible for offering treasury products, foreign exchange, derivatives (including equity derivatives) and deposits to all of our clients: corporate clients in large, middle and small enterprises, institutional investors and individuals. Rates has designated sales teams for our corporate and institutional clients that are made up of exclusive and dedicated teams, allowing us to focus on specific needs of each client segment.

As part of the Rates group, we maintain structuring and product management teams that work to maintain updated products and create innovative solutions for our clients, on top of the maintenance of suitability procedures for derivatives operations according to client profile, establishing good sales practices and transparency in our clients’ relationship.

The Santander Group’s global relations, with a strong presence in Europe and Latin America, allow us to offer a wide variety of products to our local clients that have a presence in international markets or that are engaged in offshore expansion.

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

Asset Management and Insurance

Asset Management

The volume of assets under management increased 5.1% in 2012, reaching a 6.1% market share in the Brazilian funds industry, according to ANBIMA. We have the  sixth largest asset management company in Brazil.

We manage 699 investment funds and in 2012 we reached 886,000 shareholders. We believe our rigorous governance, disciplined investment management process, wide range of product offerings and prudent risk management contributed to the investment grade ratings assigned to our asset management business by the rating agencies Standard & Poor’s and Moody’s, with ratings of AMP-1 and MQ-1, respectively.

Our main strategy has been offering innovative products to our clients. Our  Asset Management business maintained its leadership in guaranteed funds with different asset classes with a market share of 47%. In 2012, we launched two fixed income funds in the retail banking sector (“Santander FIC FI Inflação Renda Fixa” and “Santander FIC FI Pré Renda Fixa”) with combined net inflows of approximately R$150 million. During that period there were significant inflows in inflation-linked funds, interest rate-linked funds and private credit “Vintage” and “Vintage II”, with AUM of about R$800 million in private credit. Santander Asset increased  efforts in offering their equity funds, which had a very strong performance in 2012.

Capitalization Companies

Capitalization products are similar to deposit certificates, except that, along with purchasing a product that receives a return on principal, the client has a chance of receiving cash prizes during the term of the product based on random drawings.

Our transactions are carried out through Santander Capitalização S.A. and are focused on bancassurance products.

Insurance Brokerage Services

We look to provide our customers with streamlined and customized products focused on the retail segment. We operate exclusively with insurance products offered by the joint venture that was formed in connection with the sale of Santander Seguros, particularly in our insurance and private pension plan portfolio. We also sell automobile insurance policies from the major providers in Brazil.

Distribution Network

Our distribution network provides integrated financial services and products to our customers through a variety of channels, including branches and on-site service units (postos de atendimento bancário or “PABs”) and complementary distribution channels such as ATMs, call centers and other alternative direct sales distribution channels like Internet banking. These distribution channels are concentrated in the South and Southeast, Brazil’s wealthiest regions measured in terms of GDP per capita (representing approximately 72% of Brazil’s GDP in 2010).

The following table presents our principal outlets at December 31, 2012.

At December 31, 2012
Branches	2,407
PABs (on-site service units)	1,381
ATMs	17,793

Branch Network

Our branch network offers all of our products and services to our customers.

The table below shows the number of our branches across Brazil’s regions at the dates indicated.

	At December 31,			Change, At December 31, 2012 vs. December 31, 2011
	2012	2011	2010	Change	%
Central West	96	93	86	3	3
Northeast	198	196	183	2	1
North	37	36	31	1	3
Southeast	1,745	1,707	1,606	38	2
South	331	323	295	8	2
Total(1)	2,407	2,355	2,201	52	2

(1)         Physical location.

The following map shows the geographic distribution of our branch network, each region’s share of 2009 GDP and our market share, according to the Brazilian Central Bank. Market share is calculated by dividing the number of our branches in the region by the number of branches for all principal banks in such region at December 31, 2012.

Source for GDP: IBGE 2010

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

The table below shows the number of our on-site service units across Brazil’s regions at the dates indicated.

	At December 31,			Change, December 31, 2012 vs. December 31, 2011
	2012	2011	2010	Change	%
Central West	95	98	100	(3)	(3)
Northeast	122	130	159	(8)	(6)
North	51	53	59	(2)	(4)
Southeast	955	970	1,001	(15)	(2)
South	158	169	176	(11)	(7)
Total	1,381	1,420	1,495	(39)	(3)

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

ATMs

We operate an extensive network of 17,793 ATMs, including those located in our branches and on-site service units. In addition, our customers have access to the “Banco 24 Horas” network which has more than 12,000 ATMs and the “Rede Compartilhada Banco 24 Horas” network which operates more than 11,000 ATMs for over 40 participating banks located throughout Brazil. Through these networks our customers may access their accounts and conduct banking transactions (typically paying a per-transaction fee).

The following table shows the number of our ATM machines across Brazil’s regions at the dates indicated.

	At December 31,			Change, December 31, 2012 vs. December 31, 2011
	2012	2011	2010	Change	%
Central West	755	759	746	(4)	(0.5)
Northeast	1,685	1,666	1,683	19	1.1
North	391	393	398	(2)	(0.5)
Southeast	12,815	13,406	13,407	(591)	(4.4)
South	2,147	2,195	2,078	(48)	(2.2)
Total	17,793	18,419	18,312	(626)	(3.4)

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

The following table presents summarized operating statistics for our call centers.

	At December 31,			Change, December 31, 2012 vs. December 31, 2011
	2012	2011	2010	Change	%
Number of individual customers (in thousands)	2,452	2,525	2,436	(73)	(2.9)
PAS(1)	3,563	3,631	4,150	(68)	(1.9)
Headcount	5,705	6,588	6,882	(883)	(13.4)
Percentage of using customers per month	28%	27%	29%	—	—

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

	At December 31,			Change, December 31, 2012 vs. December 31, 2011
	2012	2011	2010	Change	%
Number of individual customers (in thousands)	2,588	2,448	2,025	140	5.7
Percentage of using customers	29%	28%	23%	—	—

Funding

Since we are primarily a commercial bank, customer deposits are our main source of funding. These deposits, combined with capital and other instruments, enable us to cover our liquidity needs and legal reserve requirements. As of December 31, 2012, customer deposits amounted to R$188.6 billion, representing 65.1% of total funding, which amounted to R$289.6 billion.

The following table presents a break-down of our funding for each period presented:

	As of December 31,
	2012	%	2011	%
	(R$ millions, except percentage)
Customer deposits	188,595	65.1	174,474	63.3
Current accounts	13,585	4.7	13,561	4.9
Savings accounts	26,857	9.3	23,293	8.5
Time deposits	84,586	29.2	83,942	30.5
Repurchase agreements	63,567	21.9	53,678	19.5
Deposits from the Brazilian Central Bank and credit institutions	35,074	12.1	51,527	18.7
Time deposits	26,077	9.0	27,023	9.8
Demand deposits	48	0.0	133	0.0
Repurchase agreements	8,949	3.1	24,371	8.8
Total Deposits	223,669	77.2	226,001	82.0
Marketable debt securities	54,012	18.7	38,590	14.0
Subordinated debt	11,919	4.1	10,908	4.0
Total Funding	289,600	100.0	275,499	100.0

Other sources of funding include Marketable Debt Securities and Subordinated Debt

As of December 31, 2012, we had R$54.0 billion in funds from the issuance of marketable debt securities, including: (1) R$2.0 billion in agribusiness credit notes (Letra de Crédito do Agronegócio), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, issued exclusively by financial institutions and related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain; (2) R$11.3 billion in real estate credit notes—LCI related to credit rights originating from real estate transactions; (3) R$13.2 billion in bonds (under our Medium Term Notes Program—MTN) and other securities; (4) R$25.3 billion in financial bills (Letras Financeiras); and (5) R$2.2 billion (under our diversified Payment Rights Program—DPR) in securitization notes.

Our subordinated debt included R$11.9 billion of certificates of deposit issued by us in the local market in various issuances at average interest rates indexed to CDI or consumer price index (Índice de Preços ao Consumidor - IPCA), as of December 31, 2012.

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

Our operations and information technology organization are focused on our objective of being the preferred bank of our clients within three years. To reach this objective, we have the following strategic priorities:

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

The infrastructure environment can be divided into five groups:

•                  Data Centers. We currently have data centers in two locations. Our security environment entails an authentication and authorization system based on mainframe infrastructure, a secure internal network protected by a complex set of firewalls, continuous monitoring of incoming traffic and protection of work stations with anti-virus software. We have finished the construction of our technology, research and data processing facility in the city of Campinas, in the State of São Paulo, which is currently undergoing commissioning tests before control is transferred to Produban.  The first data center at this facility is due to be delivered on May 15, 2013.

•                  Data Communications. Our data communications infrastructure has been upgraded to provide for faster broadband speeds at all of our branches.

•                  Call Centers. In addition to customer service, our call centers perform client recovery and sales activities.

•                  Branches/ATMs. In 2012, we reached 2,407 branches, an increase of 52 branches when compared to 2011, and replaced 3,685 ATMs, or approximately 20.0% of our machines.

•                  End-user systems. We maintained the end-user systems, with the goal of standardizing hardware and operating systems at all workstations for all employees.

Communications and Marketing

We believe that our public relations and communication departments have an important role in aligning our actions with our message. In other words, ensuring that what we promise is what we deliver. We also believe that our public communications in 2012 took on the important role of reinforcing the solidarity of Santander Brasil with Brazil and with Brazilians.

In our publicity campaigns, there was a strong emphasis on the theme “Santander. Investing heavily in Brazil”, through which we run advertisements reaffirming our strength and leadership and giving examples of our commitment to offer solutions to small businesses, small entrepreneurs and personal customers, so they can achieve their goals. We have received market recognition and various awards, which have strengthened our message on Santander’s objectives in Brazil. We received recognition in the “Empresa Verde” (Green Company) awards given by Época magazine in September 2012, and also in the ranking of the strongest banks in the world published by Bloomberg magazine in May 2012, in which we occupied the top position for banks in Brazil. In July 2012, we were named the Best Bank in the World by Euromoney magazine, an accomplishment that we have widely publicized to the market and to our customers in Brazil.

In the first semester of 2012, our communication department developed the theme of “portability” as a part of our strategy to win and retain accounts. We were the first bank to reinforce that Brazilians are entitled to “Salário Livre” (salary freedom) and may choose to receive their paycheck at whichever bank they prefer. Through this theme, we presented various reasons why the public should choose Santander, with an exclusive offer designed for the occasion.

The corporate audience was another important focus for our communications department. We reinforced the specialized products and services that take the needs of corporate clients into account, like the Conta Integrada (Integrated Corporate Account) and the Atendimento Unificado (Consolidated Customer Service), which simplifies clients’ lives by putting the same manager in charge of their personal and corporate accounts.

We strengthened our presence in sports marketing in 2012, continuing our sponsorship of the “Copa Santander Libertadores” and the South American Cup, soccer tournaments. We also became sponsors of the “Recopa Santander Sulamericana” and renewed our sponsorship of the “Grand Prix Ferrari” team until 2017.

As part of our efforts in marketing and communication, we carried out hundreds of activities, programs and institutional projects in various cities in Brazil, including the “Santander Cultural” centers in Porto Alegre and

Recife. We developed these projects to reflect local demand and focus on the development of contemporary art. Other initiatives included providing Christmas trees to Ibirapuera Park in the City of São Paulo and to the Complexo do Alemão in Rio de Janeiro.

We initiated a partnership with the Brazilian Symphony Orchestra supporting the educational activities of the Centro de Educação Musical Brasileiro (Brazilian Musical Education Center) to foster the musical development of teachers in the Brazilian public education system in Rio de Janeiro, in the first year in which the teaching of music became compulsory in public schools in Brazil.

In 2012, we published the book Convivendo com arte (Living with Art), Coleção Santander Brasil, which has pieces of the Santander Brasil collection and the work of iconic Brazilian modern artists, important aspects of Brazilian history and cultural diversity.

We also strengthened our presence in social media in 2012. We gained 500,000 fans on Facebook and 48,000 followers on Twitter. We believe that this is an important channel for relationships with our clients and prospective clients through which we can establish a dialog covering subjects of common interest and increase engagement and involvement with our brand. In addition, social media is a powerful tool in customer service. In September 2012, Santander was named the second Best Bank in the World for social network interaction by SocialBankers, with 82.0% of questions asked by clients answered.

Sustainability at Santander Brasil

Business

Santander Brasil has added sustainability to its business strategy and works to generate results through management practices and innovative financial solutions that preserve the environment and promote social development. This strategy translates into a large number of initiatives focusing on three areas: social and financial inclusion, education and socio-environmental businesses.

In 2012, we strengthened our practices in these three areas, with the launch of new products, the revision of processes and tools, the strengthening of sustainability governance and our participation in major events such as the UN Conference on Sustainable Development (Rio +20).

During the Rio +20 Conference, we endorsed the UN document “Commitments and Demands for Building the Future We Want”, committing to goals in education, engagement, social inclusion and management of environmental impacts.

In addition, our senior executives participated in important discussion forums, such as Business Action for Sustainable Development (BASD), in which Santander Brasil President Marcial Portela participated in the opening session; the Global Compact Corporate Sustainability Forum; the International Conference of Economists (ISEE); and Green Innovation in Tourism, among others.

In terms of employee engagement and education we were successful with the “Sustentabilidade pra todo lado” (“Sustainability Everywhere”) challenge. More than 13,000 employees and interns participated, representing 25.0% of our staff. The challenge, which was presented as a game, was aimed at enhancing awareness and pride about Santander Brasil’s performance in sustainability.

Among the initiatives promoted by the Program for Practices in the Sustainability Area, we highlight the Sustainability Meeting with Fritjof Capra, which gathered about 650 people in Rio de Janeiro, with an additional 2,300 people watching live on the Internet.

Such achievements led us to be recognized as the greenest company in the world and a model of environmental responsibility by the Newsweek Green Rankings 2012, which placed us first among the 500 global companies evaluated. We are among the best companies in the Corporate Sustainability Index - ISE 2013, of the BM&FBOVESPA, whose portfolio combines 51 shares of 37 companies representing 44.8% of the total value of companies listed on the stock exchange.

Governance in Sustainability

Our sustainability governance model supports continuous evolution on the issue within the organization. In 2012 we improved this model, increasing the participation of external stakeholders and our senior executives.

Our structure includes a Corporate Governance and Sustainability Committee and other committees that contribute to the development of the subject and its implementation. The Corporate Governance and Sustainability Committee consists of independent members and has the role of advising our Board of Directors on issues related to corporate governance and sustainability. In the Executive Committee, composed of the president and vice-presidents, topics related to sustainability have quarterly fixed agendas. The Sustainability Committee is composed of bank’s vice-presidents and other officers and is responsible for proposing strategies and ensuring implementation of actions. The Strategic Sustainability Forum, led by our president, has external members and is focused on external perspectives on sustainability strategy.

In addition to improvements in sustainability governance, our governance practices were recognized by S&P with a grade of 7. We adhere to the Code of Best Practices of the Brazilian Institute of Corporate Governance (IBGC) and are listed on Corporate Governance Level 2 at BM&FBOVESPA.

Social and Financial Inclusion

In 2012, we celebrated ten years of operations in microfinance, reaching a total disbursement of R$1.6 billion and more than 250,000 entrepreneurs serviced in the decade. The operation began with a pilot program in the Heliópolis favela of São Paulo. Today, we are the largest private bank in Brazil for microcredit. Micro-entrepreneurs are served in 610 municipalities, and are concentrated in poor urban areas.

We also promote social and economic inclusion by opening branches in low-income communities, stimulating banking inclusion and creating opportunities in areas not traditionally served by banks. The first branch was opened by Santander Brasil in 2010 in the Complexo do Alemão in the city of Rio de Janeiro. In 2011, we replicated the experiment in Vila Cruzeiro, another favela located in Rio de Janeiro. We recruit a number of the branches’ employees from each respective community.

With the program “Amigo de Valor” we engage our employees and customers in an effort to improve quality of life for children and adolescents in municipalities with poor social indicators, promoting new opportunities in areas such as education and health. Focused on strengthening public policies, the program collects and directs resources to the Fund for Children and Adolescents Rights. Engagement increases every year. In 2012, 34,200 employees, 15% more than in 2011, and 5.6 thousand customers (a 58% increase from the prior year) participated. The amount raised was R$10.8 million, 20% higher than the previous year.

Socio-Environmental Businesses

In 2012, financing of sustainable business for wholesale and retail customers totaled more than R$2.1 billion, representing an increase of 75.0% compared to 2011 (wholesale R$1.4 billion; retail R$741 million).

In order to achieve this result in wholesale banking, we applied a strategy of selecting the main sectors of the portfolio in regional meetings (in person and via conference), evaluating the availability of materials and receiving customer visits in order to identify opportunities for waste reduction and treatment, construction and sustainable reform and accessibility, energy efficiency and renewable energy, corporate governance, efficiency in water consumption and cleaner production.

In Retail, our volume of business has grown for our Sustainable Working Capital product (Capital de Giro Sustentável) with a focus on companies in sectors with the potential to reduce energy and/or water consumption and improve waste management and operational efficiency.

Other products offered to customers were CDC Accessibility, Renewable Energy and Cleaner Processes, with R$20 million funded in 2012, and the ABC Line (Low Carbon Agriculture), focused on financing for sustainable agricultural techniques, with R$58.8 million funded in 2012.

In Asset Management, we launched a new SRI fund, the FI Savana, created exclusively to fund Caixa Economica Federal pension holders. The product asset totaled R$201 million on December 31, 2012. The Ethical Fund, the first SRI fund in Latin America, closed the year with a net worth of R$331 million.

Also in 2012, we created Mantiq to manage Santander Brasil private equity. With R$2.5 billion of assets under management, Mantiq is one of the largest private equity managers in the country. It focuses on the infrastructure and oil and gas sectors, and considers social and environmental criteria, in addition to economic criteria, in decisions regarding investment projects. It is also a fund manager with participation in companies and renewable energy projects such as FIP Infra-Brasil and FIP Caixa Ambiental.

We emphasize shareholder participation in companies that develop sustainable business. Santander Brasil is a partner in Renova Energy, a renewable energy company (wind, small hydro and solar), and owns the largest wind energy complex in Latin America. We inaugurated the first wind farm and became partners and controllers of 10 wind farms under construction. We also invest in ODC Ambievo, a company that designs biodegradable chemical solutions that are not harmful to the environment.

Climate Governance and Environmental Management

Our climate and environmental management governance model covers monitoring, management, compensation and reporting of our own emissions as well as business solutions that enhance opportunities and mitigate risks.

Our environmental management strategy allows the various areas of the Bank to employ the use of natural resources in a comprehensive and integrated way, based on best market practices.

We adopted remote monitoring of medium voltage in 450 branches to identify excessive energy consumption and waste. We modernized the air conditioning systems of 106 branches and continue to invest in new equipment. We use sensors and natural light in remodeling and construction projects for buildings and branches.

Waste treatment is another area of focus. In 2012, we established a unit for collection and recycling of organic waste generated by the restaurants in the building in which our headquarters are located, which represents about 51.0% of total waste generated in the building. It is processed to become organic compost.

We implemented the Integrated System of Environmental Management Network (SIGAR) in 30 branches, through which we take the best operating and environmental practices of the seven administrative buildings certified by ISO 14001 and apply them to the branch network throughout the country. SIGAR encompasses aspects such as consumption of water, energy, paper and other materials, selective collection and proper disposal of items such as oil and light bulbs.

We have taken inventory of our greenhouse gas emissions since 2005 and we are committed to a 7.5% reduction in emissions by 2013 as compared to 2010. In 2012, we were among the ten Brazilian companies with the best reporting grade (completeness and comprehensiveness) and performance (quality of answers) in the Carbon Disclosure Project - CDP.

Since 2008, we have offset our direct emissions through the “Santander Forest Program”, which consists of reforestation of degraded areas coupled with inclusion and income generation for the communities involved. By 2012, we captured 68,950 tons of CO2, planted 344,750 native seedlings, recovered 220 hectares, serviced eight municipalities, benefited 77 families and involved 467 people in lectures, courses and seminars.

In terms of business performance, we have developed an innovative method that includes climate change in our industry analysis. For example, we have a methodology and criteria that allow the analysis of vulnerabilities and externalities imposed on sectors by the Global Sustainability Challenges proposed by the UN. The first application was in the sugar cane industry. These analyses will provide advancement opportunities for Santander Brasil in portfolio management, risk management, products and services, provide for the broadening of relationships.

With regard to the analysis of socio-environmental risk, since July 2012, the questionnaire has included a question relating to the amount of greenhouse gases generated by clients. This is the first step to start a positive evaluation of the companies that take inventories of greenhouse gases.

As noted in “Socio-environmental Businesses” we are the only bank in the Brazilian market to invest in capital projects for wind power generation in the capacity of controlling shareholder. We act not only as a financial investor, but also contribute our knowledge as a developer and our expertise in structuring businesses.

Education

As part of our effort to contribute to the development of Brazil, we invest heavily in education. With Santander Universities, we support university projects and foster higher education, promoting cultural exchange, science, innovation and entrepreneurship.

The Santander Brasil awards for Science and Innovation, Entrepreneurship, Santander Solidarity University and the Student Guide - Highlights of the Year received more than 10,000 entries, a record since the launch of these initiatives. Together, they distributed more than R$1 million in awards and scholarships for Latin American studies at Babson College, in the United States.

The Sustainability Practices Area, our program for sharing sustainability experience in business, offers online courses, video chats, and other content open to the public. In 2012, the site had approximately 1.4 million hits, and have received over 6 million hits since its launch in 2008.

We also held Santander Educational Practices for Sustainability, a contest that recognizes teachers of required subjects in business and economics courses who have included sustainability in their classes. In 2012, about 250 teachers entered in the contest and three were awarded a scholarship for a course in entrepreneurship for teachers at Babson College. The award ceremony took place in São Paulo, and was opened by environmentalist and former Minister of the Environment Marina Silva.

Other examples of socially orients initiatives are the Brazil School Project (Projeto Escola Brasil), which mobilized about 2,000 employees, families, clients and suppliers in volunteer activities with the aim of contributing to the improvement of education in public schools, and the Childhood Education Program, developed in 19 municipalities in cooperation with the Ministry of Education, also aimed at improving the quality of education offered to children from birth to age five.

Internally, sustainability is a theme that runs across training and educational activities, linked to business practices concepts, so employees can integrate the ethos of sustainability into their day-to-day activities.

We also invest in financial education, encouraging employees to reflect on their consumption choices, planning, managing of finances, household budget and conscious use of banking products and services. Among our initiatives is the “Economia de Valor” program, which is aimed at training employees to be financial consultants for client service. Since its inception the program has already trained more than 250 employees, who now hold lectures that have reached more than 5,600 people.

Recognition

In addition to being voted the greenest company in the world by the U.S. magazine Newsweek, Santander Brasil received other important recognition for its sustainability initiatives. For the second consecutive year, Santander Brasil was voted the greenest bank in the world by Bloomberg Markets magazine in 2012. We won the Social Innovation Awards, for the global business platform and sustainable practices of the Justmeans Network, in the Human Resources category - Best strategy for employee engagement, with the “Projeto Escola Brasil”.

We won the Eco Award 2012 from the American Chamber of Commerce (AMCHAM), the most important award for sustainability in Brazil, for social inclusion work with microcredit.

We were named the greenest company in Brazil among financial institutions and we are among the 20 companies with the best environmental practices in the Época Green Company rankings. We received the Sustainability Award from the Spanish Chamber of Commerce in Brazil, which recognizes social action and environmental protection projects, with the “Projeto Escola Brasil”.

Our sustainability report received, for the third consecutive year, a grade of A + from the Global Reporting Initiative (GRI) and we are one of ten Brazilian companies with best reporting grade (completeness and comprehensiveness) and performance (quality of answers) in the Carbon Disclosure Project - CDP.

Social Development

The resources available for social investment involve a range of our assets: financial assets, materials, information, managerial capacity, our results-oriented culture, technology, and most importantly, the people who make up our staff, who are capable of effectively managing all other resources.

We believe that our social investment should involve society in significant causes, promote effective social change, influence and strengthen public policies and add value to our brand.

We have chosen education as our main cause, as we understand that it is a critical factor for the economic, social and environmental development required by Brazil. We work on promoting the improvement of the quality of education in Brazilian public schools. We also make the experience accumulated by our organization in the fields of guarantee of rights, entrepreneurship and income generation areas available to society.

Among the several social investment programs, we highlight the following: “Projeto Escola Brasil” — PEB, “Programa Amigo de Valor”, “Prêmio Santander Universidade Solidária”, “Parceiras em Ação”, “Talentos da Maturidade — Categoria Programas Exemplares” and the “Programa Educação Infantil”.

Projeto Escola Brasil

The “Projeto Escola Brasil”, a Santander Brasil corporate volunteering program, aims to contribute to the improvement of the quality of basic public education by way of the voluntary involvement of our employees and their families, friends, customers, suppliers and other stakeholders who act in partnership with the officers and other members of the education community (teachers, employees, students and parents, among others).

For our employees, the “Projeto Escola Brasil” is an opportunity for volunteering, social involvement and solidarity. Quality public education is a priority on the Brazilian government’s agenda. In 2012, 3,030 volunteers, organized in 313 groups that acted in partnership with 221 public schools throughout the country, were involved in the project.

Programa Amigo de Valor

Based on a methodology that considers the allocation of financial funds, the development of empowerment, the offering of remote support and the evaluation of results, the “Programa Amigo de Valor” contributes to strengthening the Municipal Councils of Children’s and Adolescents’ Rights, which according to Brazil’s Statute of the Child and Adolescent (Law 8,069/90) are the municipal bodies in charge of guaranteeing the rights of the child and adolescent citizen.

Additionally, the program makes it easier for Santander Brasil’s employees and customers to direct a portion of their due income tax to the Funds of Rights of the Child and Adolescent, thus putting into practice the opportunity to exercise tax civism (the opportunity to choose the destination of a portion of the income tax that must be paid). We therefore help society address several types of violence suffered by children and adolescents living in Brazilian municipalities with critical social indicators.

In 2012, the program achieved a new record: R$10.8 million collected (18.0% higher than in 2011), which was distributed among 47 municipalities and will benefit approximately four thousand children and adolescents.

Involvement by type of public:

•                  Employees and interns

34,174 participants (increase of 15.0% compared to 2011)

R$4.9 million collected (increase of 9.0% compared to 2011)

•                  Customers

5,637 participants (increase of 58.0% compared to 2011)

R$1.7 million collected (increase of 73.0% compared to 2011)

•                  Allocation of the incentive funds (a portion of the income tax) of Santander Brasil, Zurich Santander Brasil Seguros S.A. and Zurich Santander Brasil Seguros e Previdência S.A.

R$4.2 (increase of 14.0% compared to 2011)

Prêmio Santander Universidade Solidária

The “Prêmios Santander Universidades” reinforce our commitment to higher education and the development of Brazil.

The “Prêmio Santander Universidade Solidária”, comprising the “Prêmios Santander Universidades”, invests in university extension projects with the theme of “sustainable development focused on income generation”, prepared and carried out by universities with the involvement of professors, students and the local community.

This award, which is developed in partnership with the “UniSol — Universidade Solidária” social organization, aims to put into practice the knowledge acquired by higher education institutions that can benefit low-income communities. The award contributes to the improvement of living standards of low-income communities and enables university students to develop as citizens.

Like in our other social programs in addition to the financial funds intended for the related initiatives, we offer a customized technical support in order to contribute to the development and strength of the initiatives.

In 2012, we supported 16 projects throughout the country. These initiatives involved 73 teaching staff and 252 students from higher education institutions, and directly benefitted 2,385 people from local communities.

Programa Parceiras em Ação

The “Programa Parceiras em Ação” is aimed at strengthening community production groups made up of women living in low-income regions. Based on the control over financial funds, empowerment, remote support and the evaluation of results, the improved work of the groups enables a better quality of life for these women and their families.

The program was developed in partnership with the social organization “Aliança Empreendedora”, which offers customized technical support to the related initiatives in order to contribute to the development and strength of these initiatives.

In 2012, we supported 13 production groups, directly benefiting 144 people.

Talentos da Maturidade — Categoria Programas Exemplares

Created in 1999, in honor of the International Year of Elderly, the “Talentos da Maturidade” is a dynamic initiative aimed at awakening a new societal vision of the elderly. It is comprised of five categories, four of which are intended for elderly people who carry out artistic or cultural activities in visual arts, photography, literature and singing.

The fifth category, “Programas Exemplares”, supports innovative proposals or projects aimed at supporting the implementation, development and dissemination of policies or programs for the promotion of active aging, in order to improve the quality of life of the elderly.

We also offer customized technical support so that the projects are able to develop and expand.

In 2012, we supported nine projects throughout the country, benefiting approximately 8,000 elderly people and professionals who come into contact with this audience.

Programa Educação Infantil

Developed in cooperation with the Ministry of Education and Science (Ministério da Educação e Ciência — MEC), the purpose of our “Programa de Educação Infantil” is to offer quality education for children under age five, which is being developed by the National Program for Restructuring and Acquisition of Equipment for the

Public School Network for Child Education (Programa Nacional de Reestruturação e Aquisição de Equipamentos para a Rede Escolar Pública de Educação Infantil — PROINFÂNCIA).

Launched in April 2011, the “Programa de Educação Infantil” was developed in partnership with 19 municipalities of the State of Bahia and is expected to last for three years. This program is carried out by way of the Formar em Rede — Rede de Formação Continuada em Educação Infantil” (Continued Training System in Early Childhood Education), an initiative of the “Instituto Avisa Lá” in partnership with the “Instituto Razão Social”. In 2011, the program also developed a field survey on the view of the Municipal Council of Education and Rights and the Organized Civil Society on child education called “O olhar dos Conselhos Municipais de Educação e de Direitos e da Sociedade Civil Organizada sobre a Educação Infantil”, conducted in partnership with the “Avante — Educação e Mobilização Social” in 10 of the 19 municipalities that partner with the program.

The purpose of the survey was to analyze the impact of the work developed by the Municipal Councils of Education and Rights on the quality of the childhood education offered by the municipalities, and based on the outcome, the “Projeto Tece e Acontece” (Weaving and Making it Happen Project) was started in 2012, empowering councils for a more effective performance in the childhood education field. Over the course of 2012, approximately 170 councilors benefitted from the program.

As mentioned above, this program involves a total of 19 municipalities of the State of Bahia, 53 trainers for the Municipal Offices of Education and Health Management, 125 education units, 125 principals, 104 education coordinators, 761 teachers, and 1,062 supporting staff. 13,780 children have directly benefitted by the program.

Insurance Coverage

We maintain insurance policies annually renewed in order to protect our assets. All agencies and administrative buildings are covered against fire, lightning, explosions and other “all risks” policy coverage. Such coverage establishes reimbursement for the asset replacement value.

We also maintain an insurance policy against third party damages within our properties.

Additionally, we maintain a D&O insurance policy for our management against third parties complaints regarding management acts. There are insurance policies against crimes, employee dishonesty and damages arising out of public offerings.

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

The selected statistical information set forth below includes information at and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 extracted from the audited financial statements prepared in conformity with IFRS as issued by the IASB. Refer to Presentation of Financial and Other Information.

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

	For the year ended December 31,
	2012			2011			2010
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Assets and Interest Income
Cash and balances with the Brazilian Central Bank	57,249	5,731	10.0%	55,100	6,297	11.4%	37,421	3,590	9.3%
Loans and amounts due from credit institutions	25,177	1,042	4.1%	19,017	1,219	6.4%	22,815	1,398	9.3%
Loans and advances to customers	187,060	38,735	20.7%	163,046	35,398	21.7%	137,046	29,290	23.3%
Debt instruments	61,012	6,082	10.0%	68,770	8,084	11.8%	57,830	6,442	11.4%
Other interest-earning assets	—	1,070	—	—	738	—	—	189	—
Total interest-earning assets	330,498	52,661	15.9%	305,934	51,736	16.9%	255,112	40,909	17.8%
Equity instruments	2,224	94	4.2%	17,324	94	0.5%	19,684	52	0.4%
Investments in associates	444	—	—	402	—	—	421	—	—
Total earning assets	333,166	52,754	15.8%	323,660	51,830	16.0%	275,217	40,961	17.2%
Cash and balances with the Brazilian Central Bank	4,793	—	—	6,830	—	—	6,549	—	—
Loans and amounts due from credit institutions	2,792	—	—	3,082	—	—	1,064	—	—
Impairment losses	(12,647)	—	—	(10,359)	—	—	(9,119)	—	—
Other assets	41,474	—	—	35,089	—	—	31,889	—	—
Tangible assets	5,316	—	—	4,647	—	—	4,025	—	—
Intangible assets	31,720	—	—	31,772	—	—	31,660	—	—
Total average assets	406,614	52,754	13.0%	394,722	51,830	13.1%	341,285	40,961	13.2%
Liabilities and Interest Expense
Deposits from the Brazilian Central Bank and Deposits from credit institutions	38,421	1,585	4.1%	41,670	2,006	4.8%	35,274	1,147	5.4%
Customer deposits	167,863	13,494	8.0%	161,159	16,494	10.2%	139,825	12,774	9.4%
Marketable debt securities	47,598	3,662	7.7%	31,330	3,227	10.3%	13,404	1,213	9.2%
Subordinated liabilities	11,440	1,011	8.8%	10,288	1,213	11.8%	9,953	999	10.1%
Other interest-bearing liabilities	—	1,217	—	—	893	—	—	682	—
Total interest-bearing liabilities	265,322	20,970	7.9%	244,446	23,834	9.8%	198,456	16,815	9.3%
Deposits from credit institutions	197	—	—	321	—	—	196	—	—
Customer deposits — demand deposits	11,797	—	—	13,648	—	—	14,287	—	—
Other liabilities	49,062	—	—	60,579	—	—	56,467	—	—
Non-controlling interests	40	—	—	11	—	—	4	—	—
Equity	80,197	—	—	75,716	—	—	71,875	—	—
Total average liabilities and equity	406,614	20,970	5.2%	394,722	23,834	6.0%	341,285	16,815	5.8%

Changes in Net Interest Income—Volume and Rate Analysis

The following tables present the changes in our net interest income allocated between changes in average volume and changes in average rate for the year ended December 31, 2012, compared to the year ended December 31, 2011, and for the year ended December 31, 2011 compared to the year ended December 31, 2010. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates”.

	For the years ended 2012/2011			For the years ended 2011/2010
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest and Similar Income
Interest-earning assets
Cash and balances with the Brazilian Central Bank	238	(804)	(566)	1,927	781	2,708
Loans and amounts due from credit institutions	328	(505)	(177)	(241)	63	(179)
Loans and advances to customers	5,030	(1,692)	3,338	5,638	470	6,108
Debt instruments	(853)	(1,149)	(2,002)	1,271	371	1,642
Other interest-earning assets	332	—	332	549	—	549
Total interest-earning assets	5,076	(4,151)	925	9,143	1,684	10,827
Investments in associates	(145)	145	—	(7)	49	42
Total earning assets	(4,931)	(4,006)	925	9,136	1,733	10,869

	For the years ended 2012/2011			For the years ended 2011/2010
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest Expense and Similar Charges
Interest-bearing liabilities
Deposits from the Brazilian Central Bank and Deposits from credit institutions	(149)	(272)	(421)	238	622	859
Customer deposits	662	(3,663)	(3,000)	2,080	1,641	3,721
Marketable debt securities	1,391	(955)	435	1,825	189	2,014
Subordinated liabilities	125	(328)	(202)	35	179	214
Other interest-bearing liabilities	323	—	323	212	—	212
Total interest-bearing liabilities	2,353	(5,218)	(2,865)	4,390	2,631	7,020

Assets

Earning Assets—Yield Spread

The following table analyzes our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates”.

	For the year ended December 31,
	2012	2011	2010
	(in millions of R$, except percentages)
Average earning assets	333,166	323,660	275,217
Interest and dividends on equity securities(1)	52,754	51,830	40,961
Net interest income	31,691	27,902	24,095
Gross yield(2)	15.8%	16.0%	14.9%
Net yield(3)	9.5%	8.6%	8.8%
Yield spread(4)	7.9%	6.3%	6.4%

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

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	For the year ended December 31,
	2012	2011	2010
ROA: Return on average total assets	1.3%	2.0%	2.2%
ROE: Return on average shareholders’ equity	6.8%	10.2%	10.3%
Average shareholders’ equity as a percentage of average total assets	19.7%	19.2%	21.1%
Payout(1)	49.0%	41.0%	47.9%

(1)         Divided payout ratio (dividends declared per share divided by net income per share).

Interest-Earning Assets

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates”.

	For the year ended December 31,
	2012	2011	2010
Cash and balances with the Brazilian Central Bank	17.3%	18.0%	14.7%
Loans and amounts due from credit institutions	7.6%	6.2%	8.9%
Loans and advances to customers	56.6%	53.3%	53.7%
Debt instruments	18.5%	22.5%	22.7%
Total interest-earning assets	100.0%	100.0%	100.0%

Loans and amounts due from credit institutions

The following table shows our short-term funds deposited with other banks at each of the dates indicated.

	For the year ended December 31,
	2012	2011	2010
	(in millions of R$)
Time deposits	8,720	7,136	9,110
Reverse repurchase agreements	3,616	1,040	600
Escrow deposits	7,574	6,869	7,317
Cash and Foreign currency investments	9,921	4,247	5,827
Other accounts	163	459	144
Total	29,993	19,751	22,998

Investment Securities

At December 31, 2012, the book value of investment securities was R$70 billion (representing 16.6% of our total assets in the period). Brazilian government securities totaled R$57.1 billion, or 81.6%, of our investment securities at December 31, 2012. For a discussion of how our investment securities are valuated, see notes 6 and 7 to the consolidated financial statements.

The following table shows the carrying amounts of our investment securities by type and residence of the counterparty at each of the indicated dates:

	At December 31,
	2012	2011	2010
	(in millions of R$)
Debt securities
Government securities—Brazil	57,189	56,833	55,444
Government securities—other countries	—	—	379
Other debt securities	12,896	12,058	6,433
Total domestic/ Debt Securities	70,085	68,891	62,256
Equity securities
Shares of Brazilian companies	914	1,002	1,153
Shares of foreign companies	0	1	1
Investment fund units and shares(1)	1,718	1,128	21,282
Total equity securities	2.632	2,131	22,436
Total investment securities	72,717	71,022	84,692

(1)         In 2010, includes Investment fund units of guarantors of benefit plans—PGBL/VGBL, related to the liabilities for insurance contracts. For further details see Note 3.b to our audited consolidated financial statements.

As of December 31, 2012, we held no securities of single issuers or related groups of companies whose aggregate book or market value exceed 10.0% of our stockholders’ equity, other than the Brazilian government securities, which represented 71.7% of our stockholders’ equity. The total value of our debts securities was approximately 91.1% of stockholders’ equity.

The following table analyzes the maturities and weighted average yields of our debt investments securities (before impairment allowance) at December 31, 2012. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not relevant.

	At December 31, 2012
	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total	Average Yield
	(in millions of R$)
Debt Securities
Government securities—Brazil	10,446	45,960	780	3	57,189	9,55%
Other debt securities	3,204	9,692	—	—	12,896	9,55%
Total debt investment securities	13,649	55,653	780	3	70,085	10,0%

Loan Portfolio

At December 31, 2012, our total loans and advances to customers were R$210.7 billion (50.0% of our total assets). Net of impairment losses, loans and advances to customers were R$196.8 billion at December 31, 2012, (46.7% of our total assets). In addition to loans, we had outstanding at December 31, 2012, 2011, 2010, 2009 and 2008, R$106.8 billion, R$98.6 billion, R$93.5 billion, R$77.8 billion and R$68.8 billion, respectively, of loan commitments drawable by third parties.

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

We have a diversified loan portfolio with no specific concentration exceeding 10.0% of total loans.

	At December 31,
	2012	2011	2010	2009	2008
	(in millions of R$)
Commercial, financial and industrial(1)	103,209	94,922	78,101	66,601	76,407
Real estate-construction(2)	7,789	6,280	5,392	3,828	2,469
Real estate-mortgage(3)	12,318	10,018	6,698	5,226	4,472
Installment loans to individuals(4)	83,243	76,459	60,251	49,103	46,857
Lease financing(5)	4,182	6,506	10,116	13,636	12,444
Loans and advances to customers, gross(6)	210,741	194,184	160,558	138,394	142,649
Impairment losses	(13,967)	(11,118)	(9,192)	(10,070)	(8,181)
Loans and advances to customers, net	196,774	183,066	151,366	128,324	134,468

(1)         Includes primarily loans to small and medium-size businesses, or SMEs in our Commercial Banking segment, and to Global Banking & Markets, or GB&M, corporate and business enterprise customers in our Wholesale Global Banking segment. The principal products offered to SMEs in this category include revolving loans, overdraft facilities, installment loans, working capital and equipment finance loans. Credit approval for SMEs is based on customer income, business activity, collateral coverage and internal and external credit scoring tools. Collateral on commercial, financial and industrial lending to SMEs generally includes receivables, liens, pledges, guarantees and mortgages, with coverage generally ranging from 100.0% to 150.0% of the loan value depending on the risk profile of the loan. Our Wholesale Global Banking customers are offered a range of loan products ranging from typical corporate banking products (installment loans, working capital and equipment finance loans) to more sophisticated products (derivative and capital markets transactions). As Wholesale Global Banking customers tend to be larger businesses, credit approval is based on customer credit quality as evaluated by a specialized team of risk analysts taking account of, among other things, business revenues and credit history of each customer. Underwriting policies for this category of loans to our Wholesale Global Banking customers are focused on the type of guarantee or collateral provided. Certain loans (BNDES products) are generally secured by liens on financed machinery and equipment, though guarantees may be provided as additional security.

(2)         Includes construction loans made principally to real estate developers that are SMEs and corporate customers in our Wholesale Global Banking Segment. Credit approval is carried out by a specialized team of risk analysts which follows a specific set of underwriting standards and analysis of each customer based on, among other things, business revenues and credit history. Loans in this category are generally secured by mortgages and receivables, though guarantees may be provided as additional security.

(3)         Includes loans on residential real estate to individuals. Credit approval policies in this category are determined by reference to the type of lending product being offered, the type and location of the real estate, the revenue or income of the business or customer, respectively, requesting the loan and internal and external credit scoring information. All loans granted under this category are secured by the financed real estate. Loan-to-value ratios for loans in this category are generally limited to 80.0% and the average loan to value ratio for new loans is approximately between 55.0% and 65.0%.

(4)         Consists primarily of unsecured personal installment loans (including loans the payments for which are automatically deducted from a customer’s payroll), revolving loans, overdraft facilities, consumer finance facilities and credit cards. Credit approval in this category is based on individual income, debt-to-income ratio and internal and external credit scoring models. Credit approval for many of these types of loans is based on automatic scoring models, with pre-set lending limits based on credit scores. For example, the maximum lending amount on revolving loans and overdraft facilities may vary from between 50.0% and 250.0% of an individual’s monthly income, depending on the specific product and credit score of the individual.

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

Maturity

The following table sets forth an analysis by maturity of our loans and advances to customers by type of loan at December 31, 2012.

	Maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total of Loans	Balance	% of Total of Loans	Balance	% of Total of Loans	Balance	% of Total of Loans
	(in millions of R$, except percentages)
Commercial, financial and industrial	68,285	54.3	32,038	43.0	2,883	27.2	103,206	49.0
Real estate	5,870	4.7	7,444	10.0	6,795	64.2	20,110	9.5
Installment loans to individuals	49,138	39.1	33,194	44.6	912	8.6	83,243	39.5
Lease financing	2,400	1.9	1,778	2.4	4	0.0	4,182	2.0
Loans and advances to customers, gross	125,693	100.0	74,454	100.0	10.594	100.0	210.741	100.0

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2012.

Fixed and variable rate loans having a maturity of more than one year
(in millions of R$)
Fixed rate	56,472
Variable rate	28,576
Total	85,048

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

	At December 31,
	2012		2011		2010
	Balance	% of Total Assets	Balance	% of Total Assets	Balance	% of Total Assets
	(in millions of R$, except percentages)
OECD countries(1)
Austria	664	0.2	366	0.1	379	0.1
Spain	—	0.0	256	0.1	954	0.3
United States	3,606	0.9	8,305	2.1	1,630	0.4
Netherlands	6,439	1.5	5,675	1.4	3,825	1.0
Other OECD countries(2)	229	0.1	583	0.1	227	0.1
Total OECD	10,938	2.6	15,186	3.8	7,015	1.9
Non-OECD countries
Latin American countries(2)	29	0.0	60	0.0	66	0.0
Cayman Islands	3,320	0.8	4,081	1.0	4,175	1.1
Other(2)	298	0.1	354	0.1	135	0.0
Total non-OECD	3,647	0.9	4,495	1.1	4,376	1.2
Total	14,585	3.5	19,681	4.9	11,391	3.0

(1)         The Organization for Economic Cooperation and Development.

(2)         Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

The following table presents the amounts of our cross-border outstandings at December 31, 2012, 2011 and 2010 by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

	Government	Banks and Other Financial Institutions	Commercial and Industrial	Other Loans	Total
	(in millions of R$)
2010
United States	—	1,314	—	316	1,630
Netherlands	—	120	3,705	—	3,825
Cayman Islands	542	12	3,621	—	4,175
Total	542	1,446	7,326	316	9,630
2011
United States	185	7,863	257	—	8,305
Netherlands	—	—	5,675	—	5,675
Cayman Islands	—	—	4,081	—	4,081
Total	185	7,863	10,013	—	18,061
2012
United States	203	3,336	67	—	3,606
Netherlands	—	10	6,429	—	6,439
Cayman Islands	—	—	3,100	220	3,320
Total	203	3,346	9,596	220	13,365

Changes in Impairment Losses

The following tables analyze movements in our impairment losses for the periods indicated. For further discussion of movements in the allowances for credit losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011—Impairment Losses on Financial Assets (Net)” and “—Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010—Impairment Losses on Financial Assets (Net)”.

	At December 31,
	2012	2011	2010	2009	2008
	(in millions of R$)
Balance at beginning of year	11,180	9,192	10,070	8,181	2,249
Inclusion of entities in the Bank in the year	—	—	—	—	4,717
Impairment losses charged to income for the year	18,004	11,191	9,051	10,520	4,534
Write-off of impaired balances against recorded impairment allowance	(15,142)	(9,203)	(9,929)	(8,631)	(3,319)
Balance at end of year	14,042	11,180	9,192	10,070	8,181
Of which:
Loans and advances to customers	13,967	11,118	9,192	10,070	8,181
Loans and amounts due from credit institutions	75	62	—	—	—

The tables below show a breakdown of recoveries, net provisions and charge-offs against impairment losses by type and domicile of borrower for the periods indicated.

	At December 31,
	2012	2011	2010	2009	2008
	(in millions of R$)
Recoveries of loans previously charged off(1)	1,529	1,809	819	537	430
Commercial, financial and industrial	456	353	89	42	144
Real estate — mortgage	64	65	69	58	29
Installment loans to individuals	961	1,331	635	420	246
Lease finance	48	60	26	17	11
Acquired companies	—	—	—	—	4,717
Commercial, financial and industrial	—	—	—	—	1,988
Real estate — mortgage	—	—	—	—	48
Installment loans to individuals	—	—	—	—	2,610
Lease finance	—	—	—	—	71
Impairment losses charged to income for the year(1)	18,004	11,191	9,051	10,520	4,534
Commercial, financial and industrial	5,776	2,943	3,098	3,071	1,453
Real estate — mortgage	149	98	71	28	26
Installment loans to individuals	11,795	7,972	5,780	7,198	2,951
Lease finance	284	178	102	223	104
Write-off of impaired balances against recorded impairment losses	(15,142)	(9,203)	(9,929)	(8,631)	(3,319)
Commercial, financial and industrial	(4,992)	(2,470)	(3,209)	(3,073)	(739)
Real estate — mortgage	(48)	(36)	(42)	(31)	(13)
Installment loans to individuals	(9,855)	(6,484)	(6,509)	(5,377)	(2,513)
Lease finance	(247)	(212)	(169)	(150)	(54)

(1)         Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously charged off.

The tables below show a breakdown of allowances for credit losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated.

	At December 31,
	2012	% of Total Loans	2011	% of Total Loans	2010	% of Total Loans
	(in millions of R$, except percentages)
Borrowers
Commercial, financial and industrial	4,532	52.7	3,747	52.1	3,274	52.0
Mortgage loans	281	5.8	180	5.2	119	4.2
Installment loans to individuals	9,035	39.5	7,096	39.4	5,608	37.5
Lease financing	194	1.9	157	3.3	191	6.3
Total	14,042	100.0	11,180	100.0	9,192	100.0

Renegotiation Portfolio

The renegotiation portfolio for the year ended December 31, 2012 amounted to R$11.0 billion compared to R$7.7 billion for the same period in 2011, an increase of R$3.3 billion or 29.7%. This portfolio includes credit contracts that were extended and/or modified to facilitate repayment under conditions agreed upon with customers, including renegotiated operations previously classified as charge-offs.

The renegotiation portfolio was covered by allowances for impairment losses of 51.2% in December 2012 and 50.7% in December 2011. These levels are considered appropriate for the characteristics of these operations.

The following table presents a breakdown of our renegotiation portfolio by type of renegotiation, allowances for impairment losses and our coverage ratio at the dates indicated:

Renegotiation Portfolio by type of clients	2012	2011
	(in millions of R$)
Commercial, financial and industrial	5,460	3,995
Real Estate — Mortgage	1	1
Installment loans to individuals	5,121	3,688
Financial Leasing	408	41
Total	10,990	7,725
Allowances for impairment losses	5.632	3,922
Coverage ratio	51.2%	50.7%

Impaired Assets

Balances are deemed to be impaired, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts on the dates indicated in the loan agreement, after taking into account the collateral guarantees received to secure (fully or partially) collection of the related balances. For all non-performing past due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding.

The following tables show our impaired assets.

	At December 31,
	2012	2011	2010	2009	2008
	(in millions of R$, except percentages)
Non-performing assets
Past-due and other non-performing assets(1)	16,057	13,073	9,349	9,899	7,730
Non-performing assets as a percentage of total loans	7.6%	6.7%	5.8%	7.2%	5.4%
Net loan charge-offs as a percentage of total loans	6.9%	4.7%	6.2%	6.2%	2.3%
Net loan charge-offs as a percentage of average loans	7.5%	5.2%	6.7%	6.3%	3.4%

(1)         Includes at December 31, 2012, R$1,087 million of doubtful loans (2011 — R$689 million, 2010 — R$927 million, 2009 - R$484 million and 2008 - R$1,260 million. In the period ended December 31, 2012, the amount of interest owed on non-accruing assets that would have been recorded had such assets accrued interest from January 1, 2012 would have been R$ 3,306 million, on January 1, 2011 would have been R$2,769 million, on January 1, 2010 would have been R$2,049 million, on January 1, 2009 would have been R$2,005 million and on January 1, 2008 would have been R$658 million. No loan that was more than 60 days past due was accounted for on an accrual basis.

Evolution of Impaired Assets

Our impaired assets increased 22.8%, or R$2,984, to R$16,057 million at December 31, 2012 compared to R$13,073 million at December 31, 2011. Provisions for impairment losses, including total revenue recovery, increased 25.6%, or R$2,862 million, to R$14,042 million at December 31,2012 compared to R$11,180 million at December 31, 2011. Offsetting these effects were recoveries of R$1,529 million in loans previously charged off the prior year.

The following tables show the changes in our impaired assets and our impaired assets by type of loans at the dates indicated:

	At December 31,
	2012	2011	2010	2009	2008
	(in millions of R$)
Balance at beginning of year	13,073	9,348	9,899	7,730	2,093
Net additions	18,126	12,927	9,378	10,800	5,035
Write-offs	(15,142)	(9,203)	(9,929)	(8,631)	(3,319)
Increase in scope of consolidation	—	—	—	—	3,921
Balance at end of year	16,057	13,073	9,348	9,899	7,730

	At December 31,
Impaired Assets by Type of Customer	2012	2011
	(in millions of R$)

Commercial, financial and industrial	6,157	4,775
Real estate — mortgage	283	172
Installment loans to individuals	9,368	7,720
Lease financing	249	406
Total	16,057	13,073

Commercial, financial and industrial

Non-performing assets in the commercial, financial and industrial loan portfolios increased 28.9%, or R$1,382 million to R$6,157 million at December 31, 2012 compared to R$4,775 million at December 31, 2011, mainly due to unfavorable economic conditions resulting from a slowdown in Brazilian economic activity in 2012 and 2011.  At December 31, 2011, non-performing assets in this loan portfolio increased 34.0%, or R$1,212 million to R$4,775 million, from R$3,563 million at December 31, 2010, driven by prior growth in this loan portfolio as well as by unfavorable economic conditions in 2011.  After favorable economic growth as measured by GDP of 7.5% in 2010, the Brazilian economy slowed down to GDP growth of just 2.7% and 1.0% in 2011 and 0.9% in 2012.

Despite measures taken by the Brazilian government in 2012 to stimulate the economy, including new infrastructure concessions, hiring credits, tax incentives, and the lowest base interest rate (the SELIC rate) in history, our industrial clients continued to be negatively affected by unfavorable international markets as a result of ongoing fiscal crises in Europe and the United States. These factors contributed to weak export performance and increased production costs for these clients, which were not fully reflected in their product pricing, and reduced their profitability and capacity to service their debt obligations. This was a continuation of the trend we observed in 2011, when government measures directed at controlling inflation also led to increases in our industrial customers’ production costs and negatively affected their ability to service their debt obligations.

To seek to reduce increases in our non-performing assets in this lending category, we have taken a number of actions, such as revising the limits of new loans and requiring higher level of collateral on new loans. We have also revised our collection practices to evaluate borrowers’ cash flows to more closely align such cash flows with installment plans for outstanding loans, and offering to our borrowers the chance to negotiate a restructuring of their debts.

Real estate- mortgage

Non-performing assets in the real estate — mortgage lending portfolio increased 64.5%, or R$111 million to R$283 million at December 31, 2012, compared to R$172 million at December 31, 2011, mainly due to growth in lending in this portfolio as more Brazilian consumers have begun funding home purchases through financing.

Installment loans to individuals

Non-performing assets in the installment loans to individuals lending portfolio increased 21.3%, or R$1,648 million to R$9,368 million at December 31, 2012 compared to R$7,720 million at December 31, 2011, driven primarily by a high level of household debt of Brazilian families combined with inflation, which reached 5.7% in the year (as measured by the IPCA, the consumer price index), which directly affected the individuals segment of the banking system, mainly the consumer lending portfolio. This increase was a continuation of a trend we observed in 2011 (though less pronounced in 2012 than in 2011), where non-performing assets in the installment loans to individuals lending portfolio increased 58.7%, or R$2,857 million, to R$7,720 million at December 31, 2011, from R$4,863 million at December 31, 2010, driven by a high level of household debt of Brazilian families, in large part due to lack of experience in managing credit, an increase in Brazilian interest rates, inflation, and certain measures implemented by the Brazilian Central Bank to control consumer credit, which directly affected the individuals segment of the banking system, mainly the consumer lending portfolio.

Prior to 2010, consumer credit had not been accessible to many Brazilian families. Beginning in 2010, consumer credit (especially personal loans, credit cards and payroll loans) was much more widely accessible to Brazilian families, due to a significant reduction in social and regional inequalities (in the last 10 years , nearly 42 million of Brazilians gained access to the banking system for the first time), and increased purchasing power for Brazilian families; which led many Brazilian families to assume a high level of household debt, in large part due to lack of experience in managing credit. Combined with high interest rates and inflation, the increased availability of consumer credit resulted in a higher rate of customer defaults.

In response to the increasing level of household debt and in an attempt to compensate for consumers’ lack of experience in managing personal credit, the Brazilian Central Bank implemented a number of measures in 2011 intended to limit or control the level of household debt, though a number of these measures had the opposite effect from what was intended by the Brazilian Central Bank, contributing to a rise in borrower default rates.

We have implemented certain measures to manage increased default rates in this lending portfolio, including revising credit limits for new customers and developing new lending models with improved predictive scoring.  We have also initiated recovery campaigns to offer delinquent customers adjusted lending terms to help customers meet their payment obligations. We have also implemented training programs for our recovery teams to improve our capacity and effectiveness in the recovery process.

Financial leasing

Non-performing assets in the financial leasing lending portfolio decreased 38.7%, or R$157 million to R$249 million at December 31, 2012, compared to R$406 million in 2011, primarily due to the reduction in lending this portfolio, in line with the trend in the market of decreased automobile financing to individuals, which trend was also observed in 2011, when non-performing assets in the financial leasing lending portfolio decreased 47.4%, or R$366 million to R$406 million, compared to R$772 million in 2010.

Methodology for loan loss allowances

While we have observed increases in our non-performing assets as described above, we believe our methodology for loan losses efficiently captured the acceleration in delinquencies due to internal rating models based on client behavior data and available external credit bureau rating information, which updates the probability of default, or “PD” (the probability of a borrower failing to meet its principal and/or interest payment obligations.), used by us to estimate our provisions for loan losses.

PD is measured using a time horizon of one year; that is, it quantifies the probability of a borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the borrower (which is recorded as subjective doubtful assets).

In addition, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance for loan losses fully cover our losses. Thus, we believe our loan loss allowance methodology has been developed to fit our risk metrics and capture loans that could potentially become impaired.

Finally, loans originated in 2012 have a higher proportion of loans with higher level of collateral or other credit enhancements as required pursuant to our updated underwriting standards, which therefore requires a lower level of provisioning.

Impaired Asset Ratios

The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated.

	At December 31,
	2012	2011	2010	2009	2008
	(in millions of R$, except percentages)
Computable credit risk(1)	238,804	216,756	183,121	159,362	164,695
Non-performing assets	16,057	13,073	9,348	9,899	7,730
Impairment losses	14,042	11,180	9,192	10,070	8,181
Ratios
Non-performing assets to computable credit risk	6.7%	6.0%	5.1%	6.2%	4.7%
Coverage ratio(2)	87.4%	85.5%	98.3%	101.7%	105.8%

(1)         Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.

(2)         Allowances for non-performing assets as a percentage of non-performing assets.

Non-current assets held for sale

The following tables show the movement in non-current assets held for sale at the dates indicated.

	At December 31,
	2012	2011	2010
	(in millions of R$, except percentages)
Balance at beginning of year	223	168	356
Foreclosures loans and other assets transferred(1)	113	24,875	38
Disposals(1)	(30)	(24,820)	(226)
Others	9	—	—
Final balance, gross	315	223	168
Impairment losses	(149)	(91)	(101)
Impairment as a percentage of foreclosed assets	47.5%	40.8%	60.1%
Balance at end of year	166	132	67

(1)         In 2011, includes R$24.7 billion of assets of Santander Seguros. Additionally, in 2011 we sold R$22.3 billion of liabilities that were associated with non-current assets held for sale of Santander Seguros. For further details see Note 3.b to our audited consolidated financial statements.

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits.

The following tables analyze our deposits at the dates indicated.

	At December 31,
	2012	2011	2010
	(in millions of R$)
Deposits from central banks and credit institutions
Time deposits	26,077	27,023	28,867
Demand deposits	48	133	344
Repurchase agreements	8,949	24,371	13,180
Total	35,074	51,527	42,391
Customer deposits
Current accounts	13,585	13,561	16,132
Savings accounts	26,857	23,293	30,303
Time deposits	84,586	83,942	68,916
Repurchase agreements	63,567	53,678	52,598
Total	188,595	174,474	167,949
Total deposits	223,669	226,001	210,340

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of U$100,000 or more at the dates indicated. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	At December 31, 2012
	Domestic	International
	(in millions of R$)
Under 3 months	10,004	1,785
3 to 6 months	1,679	51
6 to 12 months	2,798	—
Over 12 months	24,022	45
Total	38,503	1,881

Short-Term Borrowings

The following table shows our short-term borrowings consisting of government securities that we sold under agreements to repurchase for purpose of funding our operations.

	For the year ended December 31,
	2012		2011		2010
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase
At December 31	72,516	10.6%	78,048	10.9%	65,778	9.8%
Average during the period	70,723	11.1%	64,510	11.9%	53,623	10.3%
Maximum month-end balance	75,759		76,693		68,734
Total short-term borrowings at year end	72,516		78,048		65,778

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

Main Market Players

According to data published by the Brazilian Central Bank as of November 2012, there were 136 multiple service banks, 22 commercial banks, 14 investment banks and numerous brokerage firms, financing firms and other financial institutions in Brazil. In recent years, the Brazilian financial industry has experienced a series of acquisitions and mergers, which resulted in an increasing consolidation of the financial industry. In August 2008, we completed the acquisition of Banco Real, significantly increasing our presence in Brazil.

Public Sector

Despite the process of privatization and consolidation in the banking industry, the Brazilian federal and state governments still control major commercial banks and other financial institutions. Government-owned banks play an important role in the Brazilian financial system, representing 47.0% of the banking system’s credit (BNDES not included) and 51.1% of cash deposits as of December 2012. Government-owned banks also have a stronger presence in markets such as mortgage loans and agricultural credit than privately owned banks and act as regional development agencies.

The three main financial institutions controlled by the federal government are:

•                  Banco do Brasil, a full-service bank offering a wide range of banking products to both the public and private sectors, and the Brazilian government’s main financial agent;

•                  Caixa Econômica Federal, the federal savings bank, a full-service bank involved mainly in taking deposits, providing home loans and financing urban infrastructure projects; and

•                  BNDES, which offers medium and long term financing to the Brazilian private sector, particularly the industrial sector. BNDES offers financing directly and indirectly through on-lending to other financial institutions in the public and private sectors.

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

In order to increase confidence in the financial system, the Brazilian Central Bank announced in 2008 and 2009 several initiatives to boost liquidity and support - mid sized banks, including: (1) a change in the compulsory requirements of demand deposits and time deposits, (2) delays in the compulsory payment schedule, (3) an increase in the portion of compulsory deposits that could be released to acquire credit portfolios from other banks, and (4) the amendment to the by-laws of the Credit Guarantee Fund (Fundo Garantidor de Crédito or “FGC”), in order to provide insurance on deposits of up to R$20 million. In the beginning of 2010, the Brazilian Central Bank reverted some of the rules related to compulsory requirements to the levels that were in place before the financial crisis, and as of late 2011 had reintroduced certain additional incentives for the acquisition of credit portfolios from smaller banks. In December 2012, the Brazilian Central Bank changed the rule of the compulsory requirements of demand deposits in order to increase new loans for certain credit lines. See “Item 3: Key Information—D. Risk Factors—Risks Relating to Brazil—Government efforts to control inflation may hinder the growth of the Brazilian economy and could harm our business.” and “Item 4. Information on the Company—B. Business Overview—Regulatory Overview.”

The Brazilian full-service banks largely benefited from this flight to quality by acquiring loan portfolios at attractive prices and experiencing a reduction in the competition from other banks that were active in specific niches, (such as payroll loans, automobile financing and SME credit), prior to the crisis.

Recent Developments

The successful macroeconomic policy implemented by the Brazilian government during recent years contributed to an increase in demand for credit in Brazil. The three basic principles of floating exchange rate, fiscal surplus and inflation targets created an environment of stability that permitted the reduction in interest rates and improvement of the government debt profile. Those factors had a direct impact on the overall real income of the population and as a consequence, on the increase in the penetration of banking products and services in Brazil. The Brazilian annual GDP per capita at current prices has more than doubled from R$9,511 in 2003 to R$21,254 in 2011. Also, according to the IBGE, the Brazilian unemployment rate decreased from 12.3% in 2003 to 5.5% in 2012.

This increase in penetration of financial services can be seen in the increase of two products that are key to banking relationships. Between 2000 and 2011, nearly 86 million checking accounts were opened in Brazil, equivalent to a compounded annual growth rate, or “CAGR”, of 8.1%. During the same period, the number of credit cards grew by more than four times, from 28.9 million to 173.2 million, equivalent to a CAGR of 18.0%. Estimates from ABECS indicate that credit card growth has remained strong in 2012, with an increase of 5.9% in comparison to the previous year, reaching a total amount of 183 million issued cards as of June 2012.

Credit Cards (million)

Source: FEBRABAN

Checking Accounts (million)

Source: FEBRABAN

Credit Market in Brazil

The Brazilian credit market is comprised of two major types of loans: (1) mandatory or earmarked credit, which is subject to government controlled interest rates and follows rules for funding and destination defined by law (including BNDES loans); and (2) market-based credit which is not subject to constraints regarding interest rates. As of December 31, 2012, the total amount of outstanding credit in Brazil was R$2,360 billion, of which 62.9% consisted of market-based credit.

	2012	2011	2010
	(in billions of R$)
Total Credit Outstanding	2,360	2,030	1,706
Earmarked credit(1)	874	727	590
Market based credit	1,486	1,303	1,116
of which:
corporate	762	651	556
individuals (retail)	724	652	560

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

Total Credit as a percentage of GDP

Source: Brazilian Central Bank

Retail Credit

According to data disclosed by the Brazilian Central Bank, the total outstanding market-based consumer credit increased at an average compounded rate of 19.7% per year from December 31, 2007 to R$718 billion at November 30, 2012, or 31.1% of all outstanding credit in Brazil. On the same date, personal credit and auto financing accounted for 39.1% and 25.9%, respectively, of all outstanding consumer credit.

The table below shows the growth of consumer credit outstanding, by product.

	2012	2011	2010	Change, at December 31, 2012 vs. December 31, 2011
	(in billions of R$, except percentages)
Overdraft Accounts	20.5	18.9	16.3	8.5%
Personal Credit	281.0	244.1	204.9	15.1%
Credit Card	37.6	35.7	29.2	5.3%
Mortgage Financing	19.8	13.9	7.4	42.5%
Consumer Goods (excluding autos)	9.7	9.4	10.4	3.2%
Autos	186.4	172.9	140.3	7.6%
Leasing	14.9	27.7	45.6	(46.0)%
Others	148.1	129.4	106.0	14.5%
Total	718.0	652.0	560.0	10.3%

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

The vehicle financing market is dominated primarily by the major retail banks that are gradually taking over this market, which was once dominated by the financing arms of automakers. The interest rates in this market are very competitive, and access to an attractive source of financing is an important advantage. The smaller institutions acting in this market in most cases focus on pre-owned vehicle lending products. Default rates are relatively low as compared to other credit lines, and the loans are secured by the goods being financed. Nevertheless, the default rates of vehicle financing increased in 2012 as compared to the previous year. Credit card financing is dominated by the major retail banks that operate their own labels associated with international labels such as MasterCard and Visa. This type of financing has relatively high levels of default; as a result, interest rates are also higher than that of other credit lines.

Corporate Credit

The history of high inflation and the lack of long-term credit lines to Brazilian corporations resulted in an overall relatively low level of corporate leverage. Despite that, according to the Brazilian Central Bank, the volume of corporate credit (including regulated funds) increased significantly from R$699 billion in December 2008 to R$1.293 billion in December 2012, representing a CAGR of 16.0%. Of the total amount, loans of up to R$100,000 and loan worth between R$100,000 and R$10 million represent respectively 14.3% and 38.0% of total corporate credit.

Mortgage Financing

The mortgage market is still developing in Brazil, with total credit lines for corporate and individual customers applied to the acquisition, construction and management of real property accounting for only 6.4% of the country’s GDP as of December 2011, according to the Brazilian Central Bank, and reached 7.8% of GDP in October 2012. The level of real estate financing in Brazil has been growing rapidly due to structural changes in the economy and government action aimed at stimulating growth of the housing construction sector, as a means to address the housing shortage and provide employment. The government has adopted a number of important policies with the aim of bolstering real estate demand through tax incentives and expanding the home loan market, including:

•                  tax incentives and exemptions;

•                  increasing house builders’ security by offering guarantees on properties; and

•                  increasing home buyers’ security through a special tax system that separates the house builders’ assets from the specific building projects’ assets; and simplifying and intensifying the enforcement of foreclosure laws.

Asset Management

The asset management industry in Brazil has been growing at significant rates in recent years. According to ANBIMA, total assets of the industry grew around 23.3% between 2010 and 2012, totaling R$3.7 trillion in December 2012. Since 2002, the investment fund industry has undergone material changes, resulting from regulations that assigned the supervision of this activity to the CVM. These regulations encouraged market players to adopt better corporate governance practices and increase transparency in the management of investment funds.

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

The major trademarks we use, including, among others, the “Santander” and “Banco Santander” brands, are owned by the Santander Group. One of Santander Group’s affiliates granted us a license to use such brands. All material trademarks for our business are registered or have been submitted to INPI by us or by the Santander Group. We own the principal domain names used in our business which include:

(1)         www.santanderbrasil.com.br;

(2)         www.bancosantander.com.br;

(3)         www.bsantander.com.br;

(4)         www.bancosantanderlight.com.br;

(5)         www.corretorasantander.com.br;

(6)         www.realsantander.com.br; and

(7)         www.santander.com.br.

Competition

The Brazilian financial market is highly competitive. During 2008 and the first half of 2009 it experienced significant consolidation, including the mergers of some of the largest banks in the industry, such as Santander Brasil with Banco Real, Itaú with Unibanco and Banco do Brasil with Nossa Caixa and Banco Votorantim.

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

As of September 30, 2012, according to the Brazilian Central Bank, the five largest banks and financial conglomerates had an approximately 67.6% market share in terms of credit volume and an approximately 77.0% market share in terms of deposits within the overall financial industry in Brazil. At such date, the largest bank in Brazil was the public financial institution of Banco do Brasil, with a 22.0% market share in terms of credit volume and a 28.0% market share in terms of deposits, according to the Brazilian Central Bank.

The following table presents market share information as of the date presented for the other three largest financial institutions.

	Based on Data Available
	Santander Brasil	Bradesco	Itaú Unibanco	Banco do Brasil
	(In percentages)
Total assets(1)	7.9	12.9	15.6	18.2
Total loans(2)	9.8	13.4	17.1	22.0
Total deposits(2)	7.9	13.9	14.9	28.2
Demand(2)	6.5	18.2	16.9	32.3
Saving(2)	5.4	13.8	16.6	23.6
Time(2)	9.7	12.9	13.6	29.9
Mutual funds(3)	6.1	19.4	16.7	20.0
Retail(3)	9.7	10.5	19.8	27.5

(1)         According to the Brazilian Central Bank’s report of the 50 largest banks in Brazil (September 2012).

(2)         According to the Brazilian Central Bank, reported and presented in accordance with Brazilian GAAP (November 2012).

(3)         According to ANBIMA (December 2012).

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

•                  Caixa Econômica Federal, which is the federal government-controlled full-service bank and the principal agent of the National Housing Finance System. Caixa Econômica Federal is involved principally in deposit-taking and the provision of finance for housing and urban infrastructure.

•                  Other public sector development and full-service banks, including those controlled by the various state governments.

Private Sector

The private financial sector includes full-service banks, commercial banks, investment, finance and credit companies, investment banks, securities dealers, stock brokerage firms, credit cooperatives, leasing companies, insurance companies and others. In Brazil, the largest participants in the financial markets are financial conglomerates involved in commercial banking, investment banking, financing, leasing, securities dealing, brokerage and insurance.

According to the Brazilian Central Bank, as of November, 2012 there were 2,100 financial institutions operating in Brazil, including:

•                  Commercial banks — 22 commercial banks operated in Brazil, engaged mainly in wholesale and retail banking and particularly in taking demand deposits and lending for working capital purposes.

•                  Investment banks — 14 investment banks operated in Brazil, engaged primarily in taking time deposits, specialized lending and securities underwriting and trading.

•                  Bancos Múltiplos (Full-service banks) — 136 full-service banks operated in Brazil providing, through a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services including fund management and real estate finance pursuant to CMN Resolution 2,099 of August 17, 1994, as amended. Certain public sector banks such as Caixa Econômica Federal are also full-service banks.

•                  In addition to the institutions mentioned above, the Brazilian Central Bank also supervises the operations of consumer credit companies (financeiras), securities dealers (distribuidoras de títulos e valores mobiliários), stock brokerage companies (corretoras de valores), leasing companies (sociedades de arrendamento mercantil), savings and credit associations (associações de poupança e empréstimo), credit unions (cooperativas de crédito), mortgage companies (companhias hipotecárias) and real estate credit companies (sociedades de crédito imobiliário).

Banking Regulation

The basic institutional framework of the Brazilian financial system was established in 1964 by Law 4,595, as amended, the “Banking Reform Law”. The Banking Reform Law created the CMN, responsible for examining monetary and foreign currency policies pertaining to economic and social development as well as operating the financial system.

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

•                  A financial, banking or credit institution may not invest in the equity of any other company except where such investment receives Brazilian Central Bank approval based upon certain standards established by the CMN. Such investments may, however, be made without restriction through the investment banking unit of a full-service bank or through an investment bank subsidiary.

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

•                  Financial institutions may not expose themselves to gold, assets or liabilities referenced in currency exchange variations in excess of 30.0% of their reference equity, pursuant to CMN Resolution 3,488, dated August 29, 2007.

•                  Financial institutions are subject to anti-money laundering regulations.

Principal Regulatory Agencies

The Brazilian national financial system (Sistema Financeiro Nacional) is composed of the following regulatory and supervisory bodies:

•                  the CMN;

•                  the Brazilian Central Bank; and

•                  the CVM.

In addition, the insurance and complementary pension operations are subject to the following regulatory and inspection bodies:

•                  CNSP;

•                  SUSEP; and

•                  The Complementary Pension Secretariat (Superintendência Nacional de Previdência Complementar- Previc).

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

The Brazilian Central Bank

According to the Banking Reform Law, the Brazilian Central Bank is responsible for implementing policies of the CMN as they relate to monetary and exchange control matters, regulating public and private sector Brazilian financial institutions and the monitoring and regulation of foreign investment in Brazil. The President of the Brazilian Central Bank, which has a status of Ministry, is appointed by the President of Brazil for an indefinite term of office subject to ratification by the Brazilian Senate.

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

The CVM

The CVM is the agency responsible for implementing CMN policy regarding securities and it regulates, develops, controls and inspects the securities market. The CVM’s headquarters is in Rio de Janeiro and it has jurisdiction in all Brazilian territory. The CVM is a quasi-governmental agency connected with the Ministry of Finance. It has independent administrative authority and legal standing and maintains its own assets. Pursuant to Law 6,385, dated December 7, 1976, as amended and regulated, the main responsibilities of the CVM are:

•                  implementing and regulating the securities and exchange policies established by the CMN; and

•                  controlling and supervising the Brazilian securities market by:

i.                  approving, suspending and canceling the registration of public companies, the authorization for brokers and dealers to operate in the securities market and public offerings of securities;

ii.               supervising the activities of public companies, stock exchanges, commodities and futures exchanges, market members, and financial investment funds and variable income funds;

iii.            requiring full disclosure of material events affecting the market, as well as annual and quarterly reporting by public companies; and

iv.           imposing penalties.

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

Capital Adequacy and Leverage

The Brazilian Central Bank supervises the Brazilian banking system in accordance with the Basel Committee guidelines and other applicable regulations, including the Basel II Accord, which is currently being implemented, according to the Notices 12,746, dated December 9, 2004, 16,137, dated September 27, 2007 and 19,028, dated October 29, 2009. The banks provide the Brazilian Central Bank with the information necessary for it to perform its supervisory functions, which include supervising the movements in the solvency or capital adequacy of banks.

The main principle of the Basel Accord as implemented in Brazil is that a bank’s own resources must cover its principal risks, including credit risk, market risk and operational risk.

On December 16, 2010, the Basel Committee on banking supervision issued its new Basel III framework. The Basel III framework includes higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, and the introduction of a new leverage ratio and two liquidity standards. On January 7, 2013, amendments to the liquidity coverage ratio as a minimum standard were issued by the Basel Committee to ensure that banks hold sufficient liquid assets. Such amendments include (i) revisions to the definition of high quality liquid assets and net cash outflows, (ii) a timetable for phase-in of the standard; (iii) a reaffirmation of the usability of the stock of liquid assets in periods of stress; and (iv) an agreement for the Basel Committee to conduct further work on the interaction between the liquidity coverage ratio and the provision of central bank facilities. The new rules will be phased in gradually and, as with other Basel directives, these will not be self-effectuating. Rather, each country must adopt them by legislation or regulation to be imposed upon that country’s home banks.

On February 17, 2011, the Brazilian Central Bank enacted Notice 20,615 containing preliminary guidance and the schedule for the implementation of Basel III in Brazil. It is intended that the higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, and the introduction of a new leverage ratio and two liquidity standards will be implemented in Brazil in line with the international schedule. Basel III complements existing rules, creating new parameters for absorption of greater system-wide risk to the banking system as the result of a build-up of excess credit growth in the jurisdiction. The Basel ratio would be increased from the current 11.0% to the maximum of 13.0%. The total ratio will be calculated by the sum of three parts: the Regulatory Capital (Patrimônio de Referência), the Conservation Capital (to assist the absorption of losses) and the Countercyclical Capital (to deal with risks of the macroeconomic environment).

The Regulatory Capital will continue to be composed by two tiers. Tier I capital will have a 6.0% floor, divided into two portions: common equity (corporate capital and profit reserves) of at least 4.5% and additional equity (hybrid debt and capital instruments authorized by the Brazilian Central Bank). Current hybrid instruments and subordinated debt approved by the Brazilian Central Bank as additional capital or Tier II are expected to be maintained if they also comply with Basel III requirements, including the mandatory conversion clauses into equity or write-off rules as directed by the Basel Committee. If such instruments do not comply with Basel III rules, there will be an estimated yearly deduction of 10.0% on the nominal value of such instruments, starting as from January 1, 2013.

The Basel III rules also provide for new metrics for the analysis of banks. The leverage ratio prevents the banks from entering into transactions exceeding a ratio calculated by the division of the Tier I capital by bank’s total exposure. Such leverage ratio will be capped at 3.0% of the risk-weighted assets as from 2018. The liquidity ratios of short and long term shall control the cash funds of the banks (for example, obligation to maintain liquid assets for stress scenarios of the financial system for 30 days and funding with solid and stable capital).

The following table presents an estimate of the implementation schedule of the main changes related to capital adequacy and leverage expected with respect to Basel III, as indicated by the Brazilian Central Bank, as per Notice 20,615:

Parameters	January 1, 2013	January 1, 2014	January 1, 2015	January 1, 2016	January 1, 2017	January 1, 2018	As from January 1, 2019
Common Equity	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	5.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%
Regulatory Capital	11.0%	11.0%	11.0%	9.9%	9.3%	8.6%	8.0%
Conservative Capital	—	—	—	0.6%	1.3%	1.9%	2.5%
Countercyclical Capital	—	Up to 0.6%	Up to 1.3%	Up to 1.9%	Up to 2.5%	Up to 2.5%	Up to 2.5%

Basel III was recently implemented in Brazil through the issuance of several enacting rules and regulations published by the relevant authorities, as further described below.

By means of Provisional Measure 608, issued by the President of the Republic on February 28, 2013, the Federal Administration determined that financial institutions and other institutions authorized to operate by the Brazilian Central Bank may identify presumed credits based on the allowances for loan losses in each calendar year, whenever such credits arise, from temporary differences resulting from allowances for loan losses existing in the preceding calendar year, and from the balance of the accrued fiscal losses of the preceding calendar year.

Pursuant to Provisional Measure 608, new rules were also issued concerning Financial Bills to adapt them to the Basel III framework, as well as the possibility for the Brazilian Central Bank to limit payment of dividends by financial institutions if they disregard the prudential requirements defined by the National Monetary Council.

The National Monetary Council has published Resolutions 4192, 4193, 4194 and 4195, all dated March 1, 2013, which detail the new rules for determining the regulatory capital of financial institutions and certain minimum capital requirements. A set of fifteen new circular letters issued by the Brazilian Central Bank supplements the rules, and establishes the procedures for determining the risk-weighted assets (RWA). Some of the new rules set forth by the Brazilian regulatory authorities include the following:

(i) new methodology for determining regulatory capital, with the adoption of minimum requirements of regulatory capital, Tier 1 and Principal Capital, and inclusion of Additional Principal Capital. The Additional Principal Capital corresponds to the conservation (fixed) and counter cycle (variable) buffers established pursuant to Basel III rules, which represent the accumulation of additional capital reserves to be used in periods of stress. After a transition period, the Brazilian Central Bank will determine the exact percentage of Additional Principal Capital from a range between 2.5% to 5.0% of the RWA;

(ii) eligibility rules for Tier 1 and Tier 2, including mandatory conversion rules (delivery of equity in payment) and write-off rules;

(iii) new restrictions in respect of the acceptance of financial instruments which are not capable of effectively absorbing losses and the deduction of assets which may affect the value of the capital due to its low liquidity, dependence on future profits or difficulty to measure its value; and

(iv) independent requirements that must be continuously observed by financial institutions, including: (a) 4.5% of Principal Capital, composed mainly of shares, quotas, reserves and earned income; (b) 6.0% of Tier I, which is composed of Principal Capital and other instruments capable of absorbing losses with the financial institutions; and (c) 8.0% of total regulatory capital, which is composed of Tier I and other subordinated instruments capable of absorbing losses as of termination of the institution.

The implementation of the new capital structure in Brazil begins on October 1, 2013 and shall follow the agreed international timeframe until conclusion of the process, on January 1, 2022. Changes regarding the capital identification for credit risk that do not result in additional capital and that can easily be implemented by the institutions became effective as of the issuance of the new rules. The revocation of some of the regulations will be effective as of October 13, 2013.

Provisional Measure 472, enacted on December 15, 2009 and converted into Law 12,249 of June 11, 2010, established the concept of the Financial Bill (Letra Financeira), which was a new funding alternative for financial institutions that can be characterized as subordinated debt or a hybrid instrument of capital for purposes of capital adequacy rules. CMN Resolution 3,836 of February 25, 2010, established its minimum term of 24 months and minimum denomination of R$300,000. However, on August 23, 2012, the Brazilian Central Bank enacted Resolution 4,123 (“Resolution 4,123”), which revoked Resolutions 3,836, and 3,933, dated December 16, 2010, and amended and restated the rules applicable to Financial Bills (letras financeiras) to be issued by certain types of Brazilian financial institutions. Pursuant to Resolution 4,123, the minimum unitary face value of the financial bills without subordination clause was reduced from R$300,000 to R$150,000. The R$300,000 threshold was maintained in respect of financial bills with a subordination clause. In addition to other provisions, the new Resolution sets forth that financial bills with terms exceeding 48 months and not remunerated by the interfinancial deposit rate may be repurchased or resold before maturity if certain conditions are observed. CVM Ruling 488, enacted on December 16, 2010, established the procedures for public distribution of Financial Bills, by means of a program with multiple series that may be issued from time to time. Provisional Measure 608, enacted on February 28, 2013, introduced new rules on Financial Bills to adapt it to the Basel III framework.  The following main features were added to the Financial Bill:

•                  Possibility of issuance of financial bills convertible into equity. The conversion may not be requested by the investor or the issuer (financial institution), and is subject to the rules indicated below. The issuance of financial bills convertible into equity is subject to the preemptive right of shareholders, except in case of public offering and other exceptions established in the regulations;

•                  In case the financial bills will be part of the regulatory capital of the financial institution, suspension of payment of interest in case of non-compliance with capital prudential rules. In addition, in accordance with Basel III rules, and in order to preserve the regular functioning of the financial system, the Brazilian Central Bank may determine the conversion into equity or extinction of the debt (write-off), and these decisions shall not be considered an event of default; and

Financial bills may include as early maturity events an event of default on the payment of the remuneration of the bill or the dissolution of the financial institution.

The Role of the Public Sector in the Brazilian Banking System

In light of the global financial crisis, on October 6, 2008, the Brazilian President enacted provisional regulations related to the use of international reserves of foreign currency by the Brazilian Central Bank in order to provide financial institutions with liquidity by means of rediscount and loan transactions. Furthermore, on October 21, 2008, the Brazilian President enacted provisional regulations increasing the role of the public sector in the Brazilian banking system. These regulations authorize (1) Banco do Brasil and Caixa Econômica Federal to directly or indirectly acquire controlling and non-controlling stakes in private and public financial institutions in Brazil, including insurance companies, social welfare institutions and capitalization companies; (2) the creation of Caixa Banco de Investimentos S.A., a wholly-owned subsidiary of Caixa Econômica Federal, with the objective of conducting investment banking activities; and (3) the Brazilian Central Bank to carry out currency swap transactions with the central banks of other countries. Such provisional regulation was enacted into Law 11,908 on March 3, 2009.

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

•                  Limitation on deductibility from the additional rate for demand, savings and time deposit reserve requirements for financial institutions with consolidated Tier 1 Capital of (1) less than R$2 billion has been increased to R$3 billion, (2) equal to or greater than R$2 billion and less than R$5 billion has been increased from R$1,5 billion to R$2 billion, (3) equal to or greater than R$5 billion and less than R$15 billion has been set at R$1 billion, and (4) greater than R$15 billion has been established at zero;

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

•                  Financial bills issued by financial institutions have been exempted from reserve requirements; and

•                  Creation of a cash reserve requirement for independent financial institutions with foreign exchange operations, corresponding to 60.0% of the assessment base over the average amount calculated based on the daily short position taken in foreign currencies in excess of the lower of (1) U.S.$1 billion or (2) the Tier I regulatory capital of the financial institution. On October 24, 2008, pursuant to Circular 3,416, the Brazilian Central Bank enacted regulations permitting financial institutions to deduct the amount of voluntary installments of the ordinary contribution to the FGC from compulsory demand deposits.

On October 6, 2008, the Brazilian President ratified provisional regulations allowing the Brazilian Central Bank to: (1) acquire credit portfolios from financial institutions through rediscount operations; and (2) grant loans in foreign currencies in order to finance Brazilian export transactions. Pursuant to CMN Resolution 3,622, dated October 9, 2008, as amended, the term of the rediscount operations and the loans in foreign currencies will be for up to 360 days. After such term, the financial institution must repurchase its assets. The repurchase price of the rediscount operation will correspond to the purchase price with interest charged at the SELIC rate plus 4.0% per annum. The interest on foreign currency loans will be the London InterBank Offered Rate (LIBOR) for the relevant foreign currency plus a percentage fixed by the Brazilian Central Bank depending on market conditions.

The Brazilian Central Bank will acquire only credit portfolios and debentures issued by non-financial institutions rated as AA, A or B, according to Brazilian Central Bank rules. The financial institutions must provide Brazilian Central Bank with guarantees that may vary from 120.0% to 170.0% of the credit portfolio value, depending on the credit portfolio risk rate, or guarantees that may vary from 120.0% to 140.0% of the debenture value, depending on its risk rate. In relation to the foreign currency loans, financial institutions must also provide the Brazilian Central Bank with guarantees of 100.0% of the value of the loan.

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

Below are some of the current types of reserves:

Time Deposits (CDBs). Pursuant to Circular 3,569, dated December 22, 2011, as amended (“Circular 3,569/11”), the Brazilian Central Bank currently imposes a reserve requirement of 20.0% in relation to time deposits, and requires that such reserve requirement of 20.0% be calculated in relation to the weekly arithmetic average balance of time deposits discounted by R$30 million. At the end of each day, the amount of such securities shall be equivalent to 100.0% of the compulsory deposit requirements. After calculating the required reserve amount, the respective financial institution should deposit an amount equivalent to the surplus of (1) R$3 billion for financial institutions with consolidated Tier 1 capital under R$2 billion; (2) R$2 billion for financial institutions with consolidated Tier 1 capital between R$2 billion and R$5 billion; (3) R$1 billion for financial institutions with consolidated Tier 1 capital between R$5 billion and R$15 billion; and (4) zero for financial institutions with regulatory capital higher than R$15 billion. At the close of each day, the amount of such securities should be equivalent to 100.0% of the reserve requirement. On May 21, 2012, the Brazilian Central Bank enacted Circular 3,594 (“Circular 3,594”), which amended Circular 3,569/11, and created new rules for term deposit reserve requirements. Circular 3,594 set forth that financial institutions may deduct from the term deposit reserve basis the amount of the credit facilities granted as of May 22, 2012, for the financing and leasing of automobiles and commercial vehicles, provided that the transactions are posted as an asset and originated by (i) the financial institution itself, (ii) another financial institution of the same conglomerate, or (iii) a directly or indirectly controlled financial institution.

Additional Deposit Requirements. Pursuant to Circular 3,655, dated March 27, 2013, which revoked Circular 3,144, dated August 14, 2002, the Brazilian Central Bank stipulated an additional reserve requirement on deposits raised by full service banks, investment banks, commercial banks, development banks, finance, credit and investment companies, real estate credit companies and savings and loan associations. These institutions are required to deposit on a weekly basis the total sum of the following amounts : (1) 11.0% of the mathematical average of funds from time deposits subject to the reserve requirement; (2) 10.0% of the mathematical average of funds from savings accounts subject to the reserve requirement; and (3) 0% of the mathematical average of funds from demand deposits subject to the reserve requirement. These amounts must be discounted from: (1) R$3 billion for financial institutions with consolidated Tier 1 capital under R$2 billion; (2) R$2 billion for financial institutions with consolidated Tier 1 capital between R$2 billion and R$5 billion; (3) R$1 billion for financial institutions with consolidated Tier 1 capital between R$5 billion and R$15 billion , and (4) zero for financial institutions with regulatory capital higher than R$15 billion. At the close of each day, the balance of such account should be equivalent to 100.0% of the additional reserve requirement.

Demand Deposits. Pursuant to Circular 3,632, dated February 21, 2013, as a general rule, banks are currently required to deposit 45.0% of the sum of the arithmetic average balance of demand deposits, previous notices, third-party funds in transit, collection of taxes and similar items, banker’s checks, debt assumption agreements related to transactions carried out in Brazil, obligations for the rendering of services of payment and proceeds from the realization of guarantees in excess of R$44 million. However, up until the calculation and compliance periods beginning (i) on June 2, 2014 and June 18, 2014, respectively, for Group A institutions, and (ii) on June 9, 2014 and June 25, 2014, respectively, for Group B institutions, the applicable rate shall be 44%. The calculation is made over a two-week period, beginning on Monday of the first week and ending on Friday of the following week. At the end of each day, the balance of the bank’s accounts must be equivalent to at least 80.0% of the required deposit for the respective period. On December 27, 2012, the Brazilian Central Bank enacted Circular 3,622, which set forth that compliance with the requirements over demand deposits may be carried out with deduction of the amount corresponding to the updated outstanding balance of the loans granted as of December 21, 2012 and which are in accordance with certain criteria established for the sub-programs of Resolution 4,170, dated December 20, 2012. Such deduction is limited to 20.0% of the deposit requirement and only apply to financial institutions which, in September 2012, had Tier 1 Regulatory Capital above R$6 billion.

On January 23, 2012, the Brazilian Central Bank enacted Circular 3,573, which set forth new rules in respect of the deduction of amounts linked to rural credit financing with agricultural funding for purposes of the requirements regarding compulsory reserves over demand deposits. The Brazilian Central Bank allowed the deduction of amounts corresponding to the (1) daily average balance of the rural credit financings with agricultural funding contracted between January 1, 2012 and September 30, 2012, and pegged in mandatory funds established in the Manual of Rural Lending; and (2) daily average balance of investments in Interfinancial Deposits Linked to Rural Lending, which funds shall be used in the transactions mentioned in (1) above; both (1) and (2) above limited to 5.0% of the demand deposit requirement. The daily average balance indicated in (1) and (2) above relates to the business days of the calculation period of the compulsory reserves over demand deposits.

Rural Lending. According to the Manual of Rural Lending, as published by the Brazilian Central Bank, financial institutions are required to maintain a daily average balance of rural lending not lower than 34.0% of the daily balance of all accounts subject to compulsory reserve requirements. A financial institution that does not meet this requirement will be subject to payment of fines or, at the financial institution’s discretion, to deposit the due amount with the Brazilian Central Bank.

Repurchase Agreements, Export Notes, etc. The Brazilian Central Bank at times has established a reserve requirement for certain types of financial transactions, such as repurchase agreements, export notes, derivative transactions and certain types of assignments. This reserve requirement is currently set at zero, pursuant to Circular 2,820, dated May 27, 1998.

Savings Accounts. Pursuant to Circular 3,093, dated March 1, 2002, as amended, the Brazilian Central Bank currently requires Brazilian financial institutions to deposit on a weekly basis, in an interest-bearing account with the Brazilian Central Bank, an amount in cash equivalent to 15.0% of the average weekly aggregate balance of savings accounts, during the second week from the week for which the calculation was made. In addition, a minimum of 65.0% of the total amount of deposits in savings accounts must be used to finance the housing or housing construction sector.

Reinvestment of Deposits Linked to Interbank Rates. Financial institutions are permitted to accept deposits with interest calculated by reference to the Average Interbank Interest Rate (Taxa Básica Financeira), subject to a reserve requirement and provided that such deposits are made in observance of the minimum terms provided in specific regulation.

In summary, the following table sets forth the reserve and lending requirements to which we are subject for each category of funding:

Product	As of December 31, 2011	As of December 31, 2012	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	28%	34%	Loans and Cash	6.75% p.a. and Zero for Cash Cap rate: 2% p.m. and Zero for
Microcredit loans(3)	2%	2%	Loans and Cash	Cash
Reserve requirements	43%	44%	Cash	Zero
Additional reserve requirements(2)	12%	0%	Cash	SELIC
Free funding(4)	15%	20%

Savings accounts
Mortgage loans	65%	65%	Loans and Cash	Cap of TR + 12.0% p.a. and TR + 6.17% for Cash TR + 6.17% p.a., or TR + 70.0% of the target
Reserve requirements(6)	20%	20%	Cash	SELIC — (new rule)
Additional reserve requirements	10%	10%	Cash	SELIC
Free funding(4)	5%	5%

Product	As of December 31, 2011	As of December 31, 2012	Form of Required Reserve	Yield
Time deposits
Reserve requirements	20%	20%
In cash or credit(5)	7.2%	10%	Cash or Credit	SELIC for Cash
In cash	12.8%	10%	Cash	SELIC
Additional reserve requirements	12%	11%	Cash	SELIC
Free funding(4)	68%	69%

(1)  Rural credit loans are loans to agricultural customers, of which R$4.3 billion and R$4.4 billion were outstanding at December 31, 2011 and December 31, 2012, respectively. On June 28, 2012, the Brazilian Central Bank enacted Resolution 4096, which amended the Rural Credit Manual and established that financial institutions shall maintain 34.0% of the arithmetic average of their Value to be Reserved (Valor Sujeito a Recolhimento - VSR) invested in rural credit transactions.

(2)  On September 14, 2012, the Brazilian Central Bank enacted Circular 3,609, which amended Circular 3,144, dated August 14, 2002, and Circular 3,569, dated December 22, 2011. Circular 3,609 reduced the additional reserve requirement rate on demand deposits from 6.0% to zero, which became effective on the date thereof.

(3)  Microcredit loans are loans to very small businesses of which R$209.8 million and R$261.6 million were outstanding as of December 31, 2011 and December 31, 2012, respectively.

(4)  Free funding is the amount of each category of funding we are free to use for any purpose.

(5)   Includes only credit acquired up to December 31, 2012 from financial institutions having net capital of less than R$3.5 billion.

(6)  The Brazilian Central Bank issued Circular 3,596/12, changing the rules of calculation to receive interest on reserve requirements of savings deposits. In addition, Provisional Measure No. 567 created new rules regarding the remuneration of the deposits in savings account, setting forth that the earning of the savings account shall be 70.0% of the SELIC rate plus the variation of the reference rate whenever the SELIC rate becomes equal to or less than 8.5% per year. In case the SELIC rate is greater than 8.5%, the earning of the savings account shall be 0.5% per month plus the variation of the reference rate. Also in this respect, on May 30, 2012, the Brazilian Central Bank enacted Circular No. 3,595, which explained the formula used to calculate the percentage relating to the additional remuneration of the deposits in savings account.

On July 28, 2011 the CMN enacted Resolution 3,998, effective as of August 22, 2011, which requires that financial institutions in Brazil register assignments of the following types of credit transactions: (1) payroll loans and (2) vehicle leases. Under CMN Resolution 3,998, financial institutions must appoint an officer responsible for registration procedures and specified controls related to these credit transactions and the assignment thereof. The information required to be disclosed upon registration of these credit transactions and their assignment includes: (1) name of the assignor and assignee, (2) name of the financial institution that granted the underlying credit, (3) certain information with respect to the credit transaction being assigned (e.g., identity of the debtor, specified dates, any guarantees, amounts payable, installments, etc.) and (4) details of the credit assignment transaction (e.g., amounts assigned, portion of the credit transaction subject to the assignment, specified dates, any guarantees involved). Such registration must be made before a clearing house duly authorized to act as such by the Brazilian Central Bank.

On December 22, 2011, the Brazilian Central Bank issued Circular 3,569/11 , consolidating and redefining term deposit reserve requirements applicable to commercial banks, full-service banks, development banks, investment banks, foreign exchange banks, savings banks and credit, financing and investment companies. The percentage of term deposit reserves eligible to earn interest will be limited to 80.0% beginning February 2012, 75.0% beginning in April 2012, 64.0% beginning in June 2012, 50.0% beginning in October 2012, 64.0% beginning in February 2014, 73.0% beginning in April 2014, 82.0% beginning in June 2014, and 100.0% beginning in August 2014. The Brazilian Central Bank also (1) redefined the limitation on deductibility from time deposit reserve requirements for transactions where the counterparty is a smaller financial institution and (2) reduced the Tier 1 Regulatory Capital criterion (Patrimônio de Referência, Nível I) applicable to smaller financial institutions from R$2.5 billion to R$2.2 billion for purposes of deductibility from time deposit reserve requirements. On November 8, 2012, the Brazilian Central Bank enacted Circular 3,613 (“Circular 3,613”), which amended Circular 3,569/11, and increased the Tier 1 Regulatory Capital criterion from R$2.2 billion to R$3.5 billion. In addition, the reduction of term deposit reserve requirements of R$1 billion now applies to financial institutions with Tier I Regulatory Capital ranging from R$5 billion to R$15 billion, instead of from R$5 billion to R$7 billion as previously set forth by Circular 3,569/11. Also pursuant to Circular 3,613, the acquisition of portfolios by financial institutions may be deducted if the selling institution detains 20% of its liabilities in time deposits and also financial bills.

Liquidity Risk Management Structure

On May 24, 2012, the Brazilian Central Bank enacted Resolution 4,090, which set forth new rules regarding liquidity risk management structure of financial institutions. Pursuant to such regulation, financial institutions must maintain a liquidity risk management structure compatible with the nature of its transactions, the complexity of its products and services and the dimension of its risk exposure. The liquidity risk management structure shall identify, evaluate, supervise and control the risks associated to each institution individually and to the financial conglomerate. The description of the liquidity risk management structure must be evidenced in a public report, which disclosure shall occur at least annually.

Credit Card Regulations

On November 25, 2010, the CMN enacted Resolution 3,919 which established new rules applicable to the fees charged for services rendered by financial institutions, including specific rules regarding the information to be disclosed in credit card invoices, the types of fees that can be charged and the requirement that financial institutions offer clients the option of a credit card with certain basic services. The new rules took effect on March 1, 2011. On September 29, 2011, CMN Resolution 3,919 was amended by CMN Resolution 4,021, which established new rules for fees that can be charged by financial institutions for providing services relating to over-the-counter exchange transactions for the purchase or sale of foreign currency in respect of international travel, and set forth the requirement for reporting the total effective value of such transactions. Pursuant to CMN Resolution 4,021, financial institutions were required to implement the new rules before January 2, 2012.

On November 25, 2010, the Brazilian Central Bank issued Circular 3,512 which established a minimum monthly amount that credit card holders must pay on outstanding credit card balances, which was set at 15.0% as of June 2011. On July 18, 2011, Circular 3,512 was amended by Circular 3,549, which established that the rules for payment of a minimum amount by credit card holders is not applicable to credit cards for which payment is carried out by means of direct withdrawal from the payroll.

Asset Composition Requirements

Pursuant to CMN Resolutions 2,283, dated June 5, 1996, and 2,669, dated November 25, 1999, as amended, permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred charges) of Brazilian financial institutions may not exceed 50.0% of the sum of their referenced shareholders’ equity, calculated in accordance with the criteria established by the Brazilian Central Bank.

According to CMN Resolution 2,844, dated June 29, 2001, as amended, Brazilian financial institutions may not have more than 25.0% of their referenced shareholders’ equity allocated to credit transactions (including guarantees) extended to the same customer (including its parent, affiliates and subsidiaries) or in securities of any one issuer, and may not act as underwriter (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their referenced shareholders’ equity.

Pursuant to CMN Resolution 3,339, dated January 26, 2006, repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution’s shareholders’ equity, as adjusted in accordance with Brazilian Central Bank regulations. A financial institution may hold repurchase transactions only in an amount up to thirty times its adjusted shareholders’ equity. Within that limit, repurchase transactions involving private securities may not exceed five times the amount of adjusted shareholders’ equity. Limits on repurchase transactions involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Brazilian Central Bank.

The Brazilian Central Bank has issued regulations (Circular 3,086, dated February 15, 2002, as amended, and Circular 3,068, dated November 8, 2001, as amended) for the classification and valuation of securities and derivative financial instruments — including government securities — owned by financial institutions, based on the investment strategy of the financial institution. Under these regulations, securities and derivatives are to be classified into three categories — trading, available for sale and held to maturity. “Trading” and “available for sale” securities are to be marked-to-market with effects in income and shareholders’ equity, respectively. Securities classified as “held to maturity” are recorded at cost. Derivatives are marked-to-market and recorded as assets and liabilities in the balance sheet. Changes in the market value of the derivatives are generally recognized in income with certain modifications, if these are designated as hedges and qualify for hedge accounting under the regulations issued by the Brazilian Central Bank. Securities and derivatives in the “held to maturity” portfolio may be hedged for accounting purposes, but their increase or decrease in value derived from the marked-to-market accounting method should not be taken into account.

Foreign Currency Loans

The Regulation of Exchange Market and International Capitals (Regulamento do Mercado de Câmbio e Capitais Internacionais, or the “RMCCI”) of the Brazilian Central Bank contains a complete set of rules involving the exchange market, Brazilian capital abroad and foreign capital in Brazil.

Individuals or legal entities domiciled in Brazil are allowed to enter into credit transactions with creditors domiciled abroad, without the need to obtain a prior approval from the Brazilian Central Bank in connection with the inflow of funds into Brazil, pursuant to CMN Resolution 3,844, dated March 23, 2010. Financial institutions and leasing companies are allowed to raise funds abroad and freely apply such funds in the local market. Lending such funds to other financial institutions, individuals or non-financial entities is also permitted. These onlendings take the form of loans denominated in Brazilian currency but indexed to the U.S. dollar, and their terms must mirror the terms of the original transaction. The interest rate charged must also conform to international market practices and, in addition to the original cost of the transaction, the financial institution may charge only an on-lending commission.

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

On March 4, 2009, the CMN enacted Resolution 3,689, which authorizes the Brazilian Central Bank to lend U.S. dollars to Brazilian banks in order for the banks to pay foreign debts incurred by their branches abroad.

Pursuant to Circular 3,474 enacted on November 13, 2009, the financial derivatives (such as options, term agreements, future contracts or swaps) related to the cost of an on-lending transaction executed between Brazilian residents and non-residents of Brazil shall be registered with the financial settlement system duly authorized by the Brazilian Central Bank or the CVM.

On March 1, 2012 the Brazilian Central Bank issued Circular 3,580 (“Circular 3,580”) which amended the RMCCI and established limitations to export financings. According to Circular No. 3,580, as of its enactment export pre-payments could only be granted by the importer and for a limited term of up to 360 days. The measure was aimed at avoiding further appreciation of the real against foreign currencies. Nonetheless, on December 4, 2012, the Brazilian Central Bank, through Circular 3,617, decided to allow export pre-payments with terms longer than 360 days, but limited to 1,800 days.

Foreign Currency Position

Transactions involving the sale and purchase of foreign currency in Brazil may be conducted only by institutions duly authorized by the Brazilian Central Bank to operate in the foreign exchange market. There is no current limit to long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market. In accordance with Circular 3,401, dated August 15, 2008, other institutions within the national financial system are not allowed to have short positions in foreign currency, although there are no limits with respect to foreign exchange long positions.

The Brazilian Central Bank imposes a limit on the net exposure of Brazilian financial institutions and their affiliates to assets and debt subject to foreign currency and gold fluctuation. The limit is currently equivalent to 30.0% of the institution’s adjusted shareholders’ equity, pursuant to CMN Resolution 3,488, dated August 29, 2007.

Penalties for non-compliance with foreign currency position limits range from compulsory sale of foreign currency to revocation of authorization to operate in the foreign exchange market.

On January 26, 2012, the CMN enacted Resolution 4,051, setting forth that securities brokerage firms, securities dealerships and foreign exchange brokerage firms can carry on foreign exchange transactions with clients for prompt settlement of up to U.S.$100 thousand. Furthermore, CMN Resolution 4,051 also establishes that the reference for the granting of advances on foreign exchange contracts (ACC) and advances on delivered commercial papers (ACE) relating to foreign exchange agreements for services export shall be the services indicated by the Ministry of Development, Industry and Foreign Trade. Finally, CMN Resolution 4,051 consolidates the rules in effect about export in general.

Treatment of Overdue Debts

Pursuant to CMN Resolution 2,682, dated December 21, 1999, as amended, the Brazilian Central Bank requires financial institutions to classify credit transactions in accordance with their level of credit risk—as one of AA, A, B, C, D, E, F, G or H—and make provisions according to the level attributed to each transaction. Such credit classifications shall be determined in accordance with criteria set forth from time to time by the Brazilian Central Bank relating to: (1) the condition of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, administration and quality of controls, delay in payments, contingencies and credit limits; and (2) the terms of the transaction, such as its nature and purpose, type of collateral and, in particular, its level of liquidity and the total amount of the credit. Where there are several credit transactions involving the same customer, economic group or group of companies, the credit risk must be determined by analyzing the particular credit transaction of such customer or group which represents the greatest credit risk to the financial institution.

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

Credit Performance Information

Law 12,414, dated June 9, 2011, established rules for the organization and consultation of databases regarding credit performance information of individuals and legal entities, for purposes of organization of credit track records. On December 20, 2012, the Brazilian Central Bank enacted Resolution 4,172, which regulates the provision of credit performance information by financial institutions to such data bases. The referred provision of information is conditioned to the express request or authorization of the institution’s clients. Financial institutions must carry out the necessary operational adjustments to comply with Resolution 4,172 up to August 1, 2013.

Transactions with Affiliates

Law 7,492 of June 16, 1986, which defines crimes against the Brazilian financial system, defines as a crime the extension of credit by a financial institution to any of its directors or officers and certain of such individuals’ family members and any entity controlled directly or indirectly by such financial institution or which is subject to common control with such financial institution (except loans to leasing subsidiaries). Violations of Law 7,492 are punishable by two to six years’ imprisonment and a fine. On June 30, 1993, the CMN issued Resolution 1,996, which requires any such transaction to be reported to the Public Ministry’s office.

Compensation of Directors and Officers of Financial Institutions

On November 25, 2010, the CMN issued Resolution 3,921 which established new rules related to the compensation of directors and officers of financial institutions, requiring that financial institutions establish a compensation policy for directors and officers. The compensation of directors and officers can be fixed or variable. Variable compensation may be based on specific criteria set forth in CMN Resolution 3,921 and is required to be compatible with the financial institution’s own risk management policies. At least 50.0% of variable compensation must be paid in stock or stock-based instruments and at least 40% of variable compensation must be deferred for future payment by at least 3 years. These new rules are effective as from January 1, 2012.

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

Recently, in accordance with Resolution 4122, dated August 2, 2012, which revoked Resolutions 3040 and 3041, both dated November 28, 2002, the Brazilian Central Bank established (i) new requirements and procedures for the authorization for organization and operation, cancellation of authorization and changes of control and corporate reorganization of full-services banks, commercial banks, investment banks, development banks, exchange banks, investment, financing and credit companies, real estate credit companies, mortgage companies, development agencies, financial lease companies, securities brokerage firms, securities dealerships and foreign exchange brokerage firms, and (ii) conditions for exercise of positions of responsibility in corporate bodies under the by-laws or by contract of financial institutions and other institutions authorized to operate by the Brazilian Central Bank. In general terms, the new Resolution created additional tools to the Brazilian Central Bank, allowing it to carry out a more complete and qualitative review of the authorization processes submitted for analysis.

Deposit Insurance

On November 16, 1995, the Brazilian Central Bank approved the by-laws and applicable regulations of the FGC, the purpose of which is to guarantee the payment of funds deposited with financial institutions in case of intervention, liquidation, bankruptcy or insolvency. The FGC is funded by ordinary contributions made by the financial institutions in the amount of up to 0.0125% of the total amount of outstanding balances of the accounts corresponding to guaranteed obligations, and certain special contributions as determined. Delay in performing such contributions is subject to a penalty of 2.0% over the amount of the contribution.

The FGC is managed by a board of directors and by an executive office, both appointed by the general meeting. The total amount of credit in the form of demand deposits, savings deposits, time deposits, deposits maintained in accounts blocked for transactions with checks (for the registration and control of funds relating to the rendering of services of payment of salaries, earnings, pensions), bills of exchange, real estate bills, mortgage bills, real estate credit bills and repurchase and resale agreements which object are instruments issued after March 8, 2012 by a company of the same group due to each customer by a financial institution (or by financial institutions of the same financial group) will be guaranteed by the FGC for up to a maximum of R$70 thousand per customer, pursuant to Resolution 3,931, dated December 3, 2010. When the assets of the FGC reach 2.0% of the total amounts they guarantee, the CMN may temporarily suspend or reduce the contribution of financial institutions to the FGC. The volume of deposits that financial institutions can accept with the guarantee granted by FGC will be reduced by 20.0% every year from January 2012 to January 2016, thereby ending such insurance by 2016.

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

Rules about the Collection of Bank Fees

The collection of bank fees and commissions is extensively regulated by the CMN and by the Brazilian Central Bank. CMN Resolution 3,919, effective as of March 1, 2011, amended the existing rules seeking standardization of the collection of bank fees and the cost of credit transactions for individuals. According to these rules, bank services to individuals are divided into the following four groups: (1) essential services; (2) priority services; (3) special services; and (4) specific or differentiated services. Banks are not able to collect fees in exchange for supplying essential services to individuals with regard to checking accounts, such as (1) supplying a debit card; (2) supplying ten checks per month to accountholders who meet the requirements to use checks, as per the applicable rules; (3) supplying a second debit card (except in cases of loss, theft, damage and other reasons not caused by the bank); (4) up to four withdrawals per month, which can be made at a branch of the bank, using checks or in ATM terminals; (5) supplying up to two statements describing the transactions during the month, to be obtained through ATM terminals; (6) inquiries over the internet; (7) up to two transfers of funds between accounts held by the same bank, per month, at a branch, through ATM terminals or over the internet; (8) clearing checks and (9) supplying a consolidated statement describing, on a month-by-month basis, the fees charged over the preceding year with regard to checking accounts and savings accounts. Certain services rendered to individuals with regard to savings accounts also fall under the category of essential services and, therefore, are exempt from the payment of fees. CMN Resolution 3,919 prohibits banks from collecting fees for supplying essential services in connection with deposit and savings accounts where clients agree to access and use their accounts by electronic means only. In the case of these exclusively electronic deposit and savings accounts, banks are only authorized to collect fees for supplying essential services when the client voluntarily elects to obtain personal service at the banks’ branches or client service locations.

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

Other changes included in CMN Resolution 3,919 are: (1) prohibition from charging fees for amending adhesion contracts, except in the cases of asset replacement in leasing transactions and early liquidation or amortization, cancelation or termination; (2) prohibition from including services related to credit cards and other services not subject to fees in service packages that include priority, special and/or differentiated services; (3) subscription to service packages must be through a separate contract; (4) information given to the customer with respect to a service package must include the value of each service included in the package, the number of times that each service may be utilized per month, and the total price of the package; (5) a customer’s annual banking statement must separately identify default interest, penalties and other costs charged on loans and leasing transactions; (6) registration fees cannot be cumulatively charged; (7) overdraft fees can be charged, at most, once over the course of 30 days.

CMN Resolution 3,919 also established new rules applicable to credit card, including types of fees that can be charged for services rendered by financial institutions, information to be disclosed in credit card invoices and agreement and creation of two types of credit cards: (1) a basic credit card with certain basic services, which was classified as a prior service; and (2) a differentiated credit card, with rewards and other benefits to the consumer, which was classified as a differentiated service. In addition, Brazilian Central Bank Circular 3,512 established a minimum amount that credit card holders must pay monthly on outstanding credit card balances: 15.0% as of June 2011. On July 18, 2011, Circular 3,512 was amended by Circular 3,549, which established that the rules for payment of a minimum amount by credit card holders is not applicable to credit cards for which payment is carried out by means of direct withdrawal from the payroll.

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

Insolvency Laws Concerning Financial Institutions

Financial institutions are subject to the proceedings established by Law 6,024 of March 13, 1974 (which establishes the applicable provisions in the event of intervention or extra-judicial liquidation by the Brazilian Central Bank) as well as to bankruptcy proceedings.

Intervention and extra-judicial liquidation occur when the Brazilian Central Bank has determined that the financial institution is in bad financial condition or upon the occurrence of events that may impact the creditors’ situation. Such measures are imposed by the Brazilian Central Bank in order to avoid the bankruptcy of the entity.

Intervention

Pursuant to Law 6,024/74, the Brazilian Central Bank has the power to appoint someone to intervene in the operations or to liquidate any financial institution other than public financial institutions controlled by the Brazilian federal government. An intervention may be carried out at the discretion of the Brazilian Central Bank if it can be determined that:

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

Any such intervention period shall not exceed six months, which, by decision of the Brazilian Central Bank, may be extended only once for up to six additional months. The intervention proceeding will be terminated if the Brazilian Central Bank establishes that the irregularities that have triggered an intervention have been eliminated. Otherwise, the Brazilian Central Bank may extra-judicially liquidate the financial institution or authorize the intervener to file for voluntary bankruptcy currently governed by Law 11,101 (as of February 9, 2005, the Brazilian Bankruptcy and Restructuring Law or the “NBRL”), among other situations, if the assets of the financial institution subject to intervention are insufficient to satisfy at least 50.0% of the amount of its outstanding unsecured debts.

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

Temporary Special Administration Regime (Regime de Administração Especial Temporária or “RAET”)

In addition to the intervention procedures described above, the Brazilian Central Bank may also establish RAET, under Law 9,447, dated March 14, 1997 combined with Law 6,024/74, which is a less severe form of the Brazilian Central Bank intervention in private and non-federal public financial institutions that allows institutions to continue to operate normally. The RAET may be ordered in the case of an institution which:

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

In addition, two laws introduced in 1995 affect the priority of repayment of creditors of Brazilian banks in the event of their insolvency, bankruptcy or similar proceedings. First, Law 9,069 confers immunity from attachment on compulsory deposits maintained by financial institutions with the Brazilian Central Bank. Such deposits may not be attached in actions by a bank’s general creditors for the repayment of debts. Second, Law 9,450 requires that the assets of any insolvent bank funded by loans made by foreign banks under trade finance lines be used to repay amounts owing under such lines in preference to those amounts owing to the general creditors of such insolvent bank.

Cancellation of Banking License

The Banking Reform Law, together with specific regulations enacted by the CMN’s Resolution 1,065 enacted on December 5, 1985, provides that some penalties can be imposed upon financial institutions in certain situations. Among them, a financial institution may be subject to the cancellation of its license to operate and/or to perform exchange transactions. Such cancellations are applicable under certain circumstances established by the Brazilian Central Bank as, for instance, in case of repeated violation of the Brazilian Central Bank regulations by the management of the financial institution or negligence in pursuing adequate banking practices concerning its exchange activities.

In addition, the Brazilian Central Bank may, pursuant to CMN’s Resolution 4,122 of August 2, 2012, cancel the financial institution’s authorization to operate if it determines that one or more of the following situations exist at any time: (1) lack of performance of transactions considered to be essential to the financial institution, (2) operational inactivity, (3) the institution is not located at the address provided to the Brazilian Central Bank, (4) failure to send to the Brazilian Central Bank for over four months, without acceptable justification, the consolidated financial statements required by the regulations in effect, and (5)  non-compliance with the business plan. The cancellation of a banking license may only occur after the appropriate administrative proceeding is carried out by the Brazilian Central Bank.

Anti-Money Laundering Regulations and Banking Secrecy

Under Circular 3,461 enacted by the Brazilian Central Bank on July 24, 2009, regulated by Circular Letter 3,430 enacted on February 11, 2010, consolidating and improving the Brazilian anti-money laundering legislation, financial institutions must:

(1)                                 keep up-to-date records regarding their customers (including statements of purpose and nature of transactions and the verification of characterization of customers as politically-exposed individuals). Circular Letter 3,430 gives examples of who may be considered permanent and occasional customers for purposes of record requirements;

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

The financial institutions must inform the Brazilian Central Bank (without notifying the customer) of any transactions of the type referred to under (3) and (4) above that exceeding R$10 thousand. Notwithstanding this threshold, the financial institutions must review transactions which characteristics may indicate the existence of a crime and inform the Brazilian Central Bank within twenty-four hours of the proposed or executed transaction, in accordance with Law 9,613 of March 3, 1998, as amended. The records referred to above must be kept for five to ten years, depending on the nature of the information, from the end of the relationship with the customer.

Failure to comply with any of the obligations indicated above may subject the financial institution and its officers and directors to penalties that range from fines (between 1.0% and 100.0% of the transaction amount or 200.0% over any profit generated) to the declaration of its officers and directors as ineligible to exercise any position at a financial institution and/or the cancellation of the financial institution’s operating license.

Government and auditors from the Brazilian Federal Revenue Service may also inspect an institution’s documents, books and financial registry in certain circumstances.

On March 3, 1998, the Brazilian government created the Conselho de Controle de Atividades Financeiras (the Council of Control of Financial Activities, or “COAF”), which operates under the Ministry of Finance. The purpose of the COAF is to investigate, examine, identify and impose administrative penalties in respect of, any suspicious or unlawful activities related to money laundering in Brazil. The COAF is composed of a president nominated by the Ministry of Finance and appointed by the President and eight members of the council, one of whom is appointed by each of the following entities: (1) the Brazilian Central Bank; (2) the CVM; (3) the Ministry of Foreign Affairs; (4) the SUSEP; (5) the Brazilian Federal Revenue Service ; (6) the Office of the Attorney-General of the National Treasury; (7) the Federal Police Department; and (8) the Federal Intelligence Agency. The term of office of each of the president and the other members of the council is three years.

Brazilian financial institutions are also subject to strict bank confidentiality regulations and must maintain the secrecy of their banking operations and services provided to their customers. The only circumstances in which information about customers, services or transactions of Brazilian financial institutions or credit card companies may be disclosed to third parties are the following: (1) the disclosure of information with the express consent of the interested parties; (2) the exchange of information between financial institutions for record purposes; (3) the supply to credit reference agencies of information based on data from the records of issuers of bank checks drawn on accounts without sufficient funds and defaulting debtors; and (4) as to the occurrence or suspicion that criminal or administrative illegal acts have been performed, in which case the financial institutions and the credit card companies may provide the competent authorities with information relating to such criminal acts when necessary for the investigation of such acts. Complementary Law 105/01 also allows the Brazilian Central Bank or the CVM to exchange information with foreign governmental authorities, provided that a specific treaty has previously been executed.

Politically Exposed Individuals

Pursuant to Circular No. 3,461, enacted by the Brazilian Central Bank on July 24, 2009, as amended, financial institutions and other institutions authorized to operate by the Brazilian Central Bank must take certain actions to establish business relationships with and to follow up on financial transaction of customers who are deemed to be politically exposed individuals.

For purposes of this regulation, politically exposed individuals are public agents and their immediate family members, spouses, life partners and stepchildren who occupy or have occupied a relevant public office or position over the past five years in Brazil or other countries, territories and foreign jurisdictions.

Circular 3,461 provides that the internal procedures developed and implemented by such financial institutions must be structured in such a way as to enable the identification of politically exposed individuals, as well as the origin of the funds involved in the transactions of such customers. One option is to verify the compatibility between the customer’s transactions and the net worth stated in such customer’s file.

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

•                  report on the financial institution’s non-compliance with any applicable regulation to the extent it is material to its consolidated financial statements or activities; and

•                  report presenting non-compliance to any applicable rules and regulations which may have a significant impact on the consolidated financial statements or operations of the entity (Report of Circular 3,467), revision of the criteria adopted to the classification of the credit operations and constitution of allowance for loan losses (Report of CMN Resolution 2,682), revision of the structure, systems and procedures defined to the Ombudsman Department, according to the criteria established by the Institute of Independent Auditors of Brazil (Instituto dos Auditores Independentes do Brasil — Ibracon) (Ombudsman report) and limited review report on quarterly information (IFT and ITR). These reports must be available for inspection by the Brazilian Central Bank and CVM, when applicable.

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

Audit Committee

On May 27, 2004, the CMN enacted Resolution 3,198, which regulates the rendering of independent auditors’ services to financial institutions and other institutions authorized to operate in Brazil by the Brazilian Central Bank, as well as to clearing houses and clearing and custody service provides. CMN Resolution 3,198, as amended, requires financial institutions and certain other entities holding regulatory capital equal to or greater than R$1 billion to create a corporate body designated as an “audit committee”, which must be composed of at least three individual members, with a maximum term of office of five years. At least one of the members must have accounting and financial knowledge. The institution’s fiscal council may perform the duties of the audit committee, provided it operates on a permanent basis, subject to the provisions of CMN Resolution 3,198.

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

In addition, in accordance with CMN Resolution 3,786, dated September 24, 2009, starting as of December 31, 2010, our annual consolidated financial statements must be prepared in accordance with IFRS, and accompanied by an independent auditor report. Pursuant to CMN Resolution 3,853, dated April 30, 2010, as a listed financial institution that is required to prepare interim consolidated financial statements, we must prepare such interim consolidated financial statements in accordance with IFRS issued by the IASB, and translated into Portuguese by a Brazilian entity authorized by the International Accounting Standards Committee Foundation.

Ombudsman Office

Pursuant to Resolution 3,849 enacted by the CMN on March 25, 2010 that replaced Resolution 3,477 enacted by the CMN on July 26, 2007, financial institutions and other entities which are authorized to operate by the Brazilian Central Bank must, as of September 30, 2007, have an ombudsman office to facilitate communication between the institutions and their customers, and in order to observe strictly consumer rights legislation and the enhancement and improvement of products, services and customer service. The ombudsman office must be managed by an ombudsman officer (who may also be the ombudsman himself, provided that, in this case, such person may not be responsible for any other activity in the financial institution) and be proportional to the institution’s activities and the complexity of its products. Institutions that are part of a financial group are allowed to establish one ombudsman office to service the whole group.

Financial institutions must report and maintain updated information on the officer in charge of the ombudsman office. The officer in charge must prepare a report every six months (as of June 30 and December 31 of each year) and whenever a material event is identified pursuant to the instructions of the Brazilian Central Bank.

Asset Management Regulation

Under Laws 10,198, dated February 14, 2001 and 10,303, dated October 31, 2001 and CVM Ruling 306, dated May 5, 1999, as amended, asset management is regulated by the CMN, the Brazilian Central Bank and the CVM and also self-regulated by ANBIMA.

Investment funds are subject to the regulation and supervision of the CMN and the CVM and, in certain specific matters, the Brazilian Central Bank. Investment funds may be managed by full-service banks, commercial banks, savings banks, investment banks, credit, finance and investment companies and brokerage and dealer companies within certain operational limits. CMN regulations provide that institutions must segregate their asset management activities from their other activities.

Investment funds may invest in any type of financial instrument available in the financial and capital markets, including for example, fixed income instruments, stocks, debentures and derivative products, provided that, in addition to the denomination of the fund, a reference to the relevant type of fund is included, in accordance with the classification table of Instruction 409, enacted by the CVM on August 18, 2004, as amended (and, in relation to structured investment funds, in accordance with specific regulation enacted by CVM for each type of structured investment fund).

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

The Brazilian Central Bank enacted Circular 3,086 on February 15, 2002, establishing criteria for the registration and accounting evaluation of securities and financial instruments and derivatives that form financial investment funds, application funds in quotas of investment funds, individual programmed retirement funds and offshore investment funds. Pursuant to such Circular, the Brazilian Central Bank ordered fund managers to mark their fixed-income securities to market; hence, the fund’s portfolio assets must be accounted for at their fair market value, instead of their expected yield to maturity. As a result of this mark-to-market mechanism, the fund quotas reflect the fund’s net asset value.

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

Foreign Investment in Brazil

Foreign Direct Investment

Foreign direct investment in Brazil is regulated by Law 4,131 and Law 4,390 enacted on September 3, 1962 and August 29, 1964, respectively. According to Law 4,131, foreign capital is considered to be “any goods, machinery and equipment that enter Brazil, with no initial disbursement of foreign currency, for the production of goods and services, as well as any funds brought into the country for investment in economic activities, provided that in both cases they belong to individuals or legal entities resident, domiciled or headquartered abroad”.

Foreign capital must be registered with the Brazilian Central Bank through the Electronic Registration System — Foreign Direct Investment (Registro Declaratório Eletrônico — Investimento Externo Direto) within thirty days of the flow of funds into Brazil in accordance with Law 4,131. The registration of foreign capital is required for the remittance of profits abroad, the repatriation of capital and the registration of reinvestments. Investments will always be registered in the foreign currency in which they are actually made, or in Brazilian currency, if the funds are derived from a non-resident account properly kept in Brazil.

On December 28, 2006, Law 11,371 amended Law 4,131 and established that the foreign capital invested in Brazilian companies not yet duly registered with the Brazilian Central Bank within such thirty day period and not subject to other types of registration must be registered therewith. For the purposes of such registration the amount of foreign capital in reais to be registered must be evidenced in the accounting records of the relevant Brazilian company. Foreign capital invested and not already registered must be registered prior to the last business day of the subsequent calendar year during which the company becomes obligated to register the capital.

Other than such registration, foreign investment is not subject to government approvals or authorizations, and there are no requirements regarding minimum investment or local participation in capital (except in very limited cases such as in financial institutions, insurance companies and other entities subject to specific regulations). Foreign participation, however, is limited (that is, subject to approvals) or forbidden in several sectors. A presidential decree issued on November 13, 1997, in respect of Banco Meridional do Brasil S.A. (a predecessor entity) allows up to one hundred percent foreign participation in our capital stock. .

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

Capital Markets Investment

Investors residing outside Brazil, including institutional investors, are authorized to purchase securities in Brazil on the Brazilian stock exchange, provided that they comply with the registration requirements set forth in Resolution 2,689, issued on January 26, 2000, of the CMN, and CVM Instruction  325, issued on January 27, 2000.

With certain limited exceptions, CMN Resolution 2,689 allows investors to carry out any type of transaction in the Brazilian capital markets involving a security traded on a Brazilian stock, future or organized over-the-counter market, but investors may not transfer the ownership of investments made under CMN Resolution 2,689 to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our units are made through the foreign exchange market.

In order to become a CMN Resolution 2,689 investor, an investor residing outside Brazil must:

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

Securities and other financial assets held by foreign investors pursuant to CMN Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.

Foreign direct investors under Law 4,131/62 may sell their shares in both private and open market transactions, but these investors are currently subject to less favorable tax treatment on gains.

A foreign direct investor under Law 4,131/62 must:

•                  register as a foreign direct investor with the Brazilian Central Bank;

•                  obtain a taxpayer identification number from the Brazilian tax authorities;

•                  appoint a tax representative in Brazil; and

•                  appoint a representative in Brazil for service of process in respect of suits based on the Brazilian corporate law.

Resolution 1,927 of the CMN, which restated and amended Annex V to Resolution 1,289 of the CMN, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.

PIS and COFINS Tax Rates

PIS and COFINS are due at the rate of 0.65% and 4.0% respectively. Levied cumulatively on the gross revenue billed, understood as the total revenues earned by legal entity, net of funding costs only.

The non-financial entities are taxed at the rates of 1.65% and 7.6%, respectively, and are subject to non-cumulative incidence, that consists of deducing the credits allowed by the law of the debts calculated.

PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses) and therefore, under IFRS are recorded as income taxes.

Tax on Financial Transactions (IOF)

CPMF, a provisory contribution levied on certain financial transactions, such as customer’s account operations, has not been in force in Brazil since December 31, 2007. In order to replace losses resulting from the elimination of the CPMF, since 2008 the President enacted several Decrees (Decree 6,339/08, Decree 6,345/08, Decree 6,391/08, Decree 6,453/08, Decree 6,566/08, Decree 6,613/08, Decree 6,691/08, Decree 6,983/09, Decree 7,011/09, Decree 7,323/10, Decree 7,330/10, Decree 7,412/10, Decree 7,454/11, Decree 7,456/11, Decree 7,457/11, Decree 7,458/11, Decree 7,487/11, Decree 7,536/11, Decree 7,563/11, Decree 7,632/11 and Decree 7,683/12, Decree 7,698/12 and Decree 7,699/12) amending Decree 6,306/07 and modifying the rates for the IOF, which is levied on credit, currency exchange, insurance and securities transactions. The purpose of these Decrees enacted in 2008 going forward was to change IOF rates, as well as to impose additional IOF rates for credit, currency exchange and insurance transactions, with some exceptions.

Generally, the IOF is imposed on the following transactions and at the following rates:

Transaction(1)	Maximum Legal Rate	Present Rate
Credit extended by financial institutions and non- financial entities	1.5% per day	Up to 0.0041% per day for loans contracted by legal entities and 0.0041% per day for individuals. An additional 0.38% rate is applicable.

Transactions relating to securities(2)	1.5% per day

0.5% per day for certain investment funds

0% on transactions with equity securities and certain debt securities, such as debentures and real estate receivables notes (CRIs)

1.0% per day on transactions with fixed income derived from federal, state, or municipal bonds, and fixed income investment funds limited to certain percentages of the income raised from investment

1.5% on the assignment of securities to permit the issuance of Depositary Receipts abroad

Transaction(1)	Maximum Legal Rate	Present Rate
Transactions relating to derivatives	1.0%

1.0% on the notional value of the adjusted purchase sale or maturity of financial derivative contract in the country that individually result in an increased foreign exchange exposure on a short position

0% on derivative contracts to hedge risks inherent to the price fluctuation of foreign exchange resulting from export contracts signed by an individual or legal entity resident or domiciled in the country

0% other transactions with derivative contracts not expressly mentioned by the tax law

Insurance transactions entered into by insurance companies	25.0%	2.38% for health insurance 0.38% for life insurance 7.38% for other types of insurance
Foreign exchange transactions(2)	25.0%

0.38% (general rule)

6.38% on credit card transactions as from April 27, 2011

0% for outflow of funds related to loans obtained from abroad (irrespective of the term) and for inflow of funds related to loans obtained from abroad for a period greater than 360 days.

6.0% for remittances from abroad related to loans that will remain in Brazil for a period lower than or equal to 360 days.

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

0% for exchange transactions for the outflow of funds invested by foreign investors in the Brazilian financial and capital markets

Transaction(1)	Maximum Legal Rate	Present Rate

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

Foreign Investment in Brazilian Financial Institutions

The Brazilian constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization by the President of Brazil based on national interest or reciprocity. A decree on November 13, 1997, issued in respect of Banco Meridional do Brasil S.A. (our legal predecessor) allows 100.0% foreign participation in our capital stock. Foreign investors may acquire the shares issued by this offering as a result of this decree. In addition, foreign investors may acquire publicly traded non-voting shares of Brazilian financial institutions negotiated on a stock exchange or depositary receipts offered abroad representing shares without specific authorization.

Regulation of Branches

Authorization by the Brazilian Central Bank is required for operations of branches or subsidiaries of Brazilian financial institutions, including compliance with the requirement that (1) the institution shall have been in operation for at least six years, (2) the institution’s paid-up capital and net worth shall meet the minimum levels established in Exhibit II to CMN Resolution 2,099 of August 17, 1994, plus an amount corresponding to 300.0% of the minimum paid-up capital and net worth required by Brazilian Central Bank regulations for commercial banks, and (3) the Brazilian financial institution shall present to the Brazilian Central Bank a study on the economic and financial viability of the subsidiary, branch or investment.

In addition, such authorization will only be granted if the Brazilian Central Bank has access to information, data and documents relating to the operations and accounting records of the financial institution in which it has a direct or indirect holding abroad. Delay in providing the Brazilian Central Bank with the required information and documents subjects the relevant financial institution to fines. Furthermore, the failure by a Brazilian bank to comply with the requirements of CMN Resolution 2,723 would result in the deduction of a designated percentage of the assets of such branch or subsidiary from the net worth of such bank for the purpose of calculating such bank’s compliance with the capital adequacy requirements of the Brazilian Central Bank, regardless of other penalties applied pursuant to the applicable regulation, including the cancellation of the authorization by the Brazilian Central Bank.

The Brazilian Central Bank’s prior authorization is also required in order to: (1) allocate new funds to branches or subsidiaries abroad; (2) subscribe capital increases, directly or indirectly, to subsidiaries abroad; (3) increase equity participation, directly or indirectly, in subsidiaries abroad; and/or (4) merge or spin off, directly or indirectly, subsidiaries abroad. The requirements set out in items (1) to (4) used to be applicable only if such subsidiary was a financial institution or similar entity .On March 29, 2012, the Brazilian Central Bank enacted Resolution 4,062, which amends Resolution 2,723, dated as of May 31, 2000 and sets forth that any direct or indirect equity interest by financial institutions in any company located in Brazil or abroad, or the increase thereof, must be previously authorized by the Brazilian Central Bank, except in the case of (i) equity interests typically held in the investment portfolios of investment banks, development banks,  development agencies (agências de fomento) and full-service banks with investment or development portfolios and (ii) temporary equity interests not registered as permanent assets of the financial institution. The Brazilian Central Bank shall only authorize such equity interest in companies whose corporate purpose is complementary or subsidiary to the activities carried out by the investing financial institution.

Pursuant to Resolution 4,072, dated April 26, 2012, the Brazilian Central Bank amended and consolidated rules in respect of the installation, in Brazil, of establishments of financial institutions. Financial institutions may install (i) agencies, (i) teller’s booths, (iii) automatic teller machines, and (iv) separated administrative units, provided that, for items (i) to (iii), compliance with minimum capital requirements and operational limits is necessary. Furthermore, Resolution 4,072 describes general rules for such establishments’ operation.

Leasing Regulations

The CMN, in its capacity as regulator and supervisor of the financial system, provides the details set forth in Law 6,099, and CMN Resolution 2,309 of August 28, 1996, and supervises and controls the transactions entered into by leasing companies. Furthermore, to the extent applicable, the laws and regulations issued by the Brazilian Central Bank with respect to financial institutions in general, such as reporting requirements, capital adequacy and leverage, asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

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

Banking Consumer Defense Code

Resolutions CMN 3,694 and 3,695, both dated March 26, 2009, established procedures with respect to prevention of risks of financial transactions and services provided by financial institutions to customers and the public in general, aiming at improving the relationship between market participants by fostering additional transparency, discipline, competition and reliability on the part of financial institutions. This regulation consolidates all the previous related rules.

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

In addition to the procedures described above, the Federal Supreme Court decided on June 7, 2006 that relationships between consumers and financial institutions are governed by Law 8,078, dated September 11, 1990 (the “Brazilian Consumer Protection Code”), which grants consumers certain rights that facilitate their defense in court, such as the possibility of the reverse burden of proof, and authorizes Courts to review interest rates deemed abusive, in a case-by-case basis. Financial institutions must fully comply with the measures set forth in the Brazilian Consumer Protection Code.

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

Foreign Subsidiary

We established an independent subsidiary in Spain, Santander EFC, in order to complement our foreign trade strategy for corporate clients, which are composed of large Brazilian companies and their operations abroad. This allows us to provide financial products and services by means of an offshore entity which is not established in a jurisdiction with favorable taxation, such as our Cayman Islands branch, in accordance with law 12,249/2010 and Normative Ruling 1,037/2010.

The establishment of our foreign subsidiary was approved by the Brazilian Central Bank on September 26, 2011, by The Spanish Ministerio de Economia y Hacienda on February, 6, 2012 and by the Bank of Spain on March, 28, 2012. The remittance of resources to pay up the share capital of the subsidiary was carried out on March 5, 2012, totaling €748 million. Santander EFC has been operational since March 2012.

Insurance Regulation

The Brazilian private insurance system is governed by three regulatory agencies: the CNSP, the SUSEP and the Supplementary Health Insurance Agency (Agência Nacional de Saúde Suplementar), or “ANS”. With governmental approval, an insurance company may offer all types of insurance with the exception of workers’ compensation insurance, which is provided exclusively by the National Institute of Medical Assistance and Social Welfare (Instituto Nacional de Seguridade Social), or “INSS”. Insurance companies sell policies through accredited brokers. In accordance with Brazilian insurance legislation, health insurance must be sold separately from other types of insurance by a specialized insurance company that is subject to the rules of the ANS, the agency responsible for regulating and supervising the private health insurance.

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

There is currently no restriction on foreign investments in insurance companies per se. According to Brazilian law, insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the SUSEP rules. For several years, reinsurance activities in Brazil were carried out on a monopoly basis by IRB—Brasil Resseguros S.A., or “IRB”. On January 16, 2007, Complementary Law 126/07 was enacted, providing for the opening of the Brazilian reinsurance market to local and foreign competitors. This law specifically established new policies related to reinsurance, retrocession and its intermediation, as well as coinsurance operations, instances in which insurance products may be directly contracted abroad and/or in foreign currency.

The main changes introduced by Complementary Law 126/07 are summarized below. Three types of reinsurers were created by such law, in particular:

•                  Local reinsurer. Reinsurer with head office in Brazil, incorporated as a corporation (sociedade por ações) and having as exclusive purpose the performance of reinsurance and retrocession transactions;

•                  Admitted reinsurer. Nonresident reinsurer, registered with the SUSEP to carry out reinsurance and retrocession transactions, with a representative office in Brazil, which complies with the requirements of Complementary Law 126/07 and the applicable rules regarding reinsurance and retrocession activities; and

•                  Eventual reinsurer. Nonresident reinsurer, registered with the SUSEP to carry out reinsurance and retrocession transactions, without a representative office in Brazil, which complies with the requirements of Complementary Law 126/07 and the applicable rules regarding reinsurance and retrocession activities.

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

In addition to the requirements mentioned above, admitted reinsurers must (i) appoint a manager of its representative office who resides in Brazil and complies with the eligibility requirements established by CNSP and SUSEP, and (ii) open and keep during the entire period in which they are operating a foreign currency escrow account (conta vinculada) to which the SUSEP may have access and periodically submit to such regulatory agency their respective consolidated financial statements, pursuant to the rules enacted by CNSP.

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

Reinsurance operations relating to annuities and survival life insurance (vida por sobrevivência) and private pension plans are exclusive of local reinsurers. With due observance of the rules to be enacted by CNSP, insurance companies when transferring their risks in reinsurance must comply with the following rules:

•                  at least 40.0% of the risk being ceded by insurance companies must be placed with local reinsurers (the same undertaking applies to local reinsurers ceding risks to retrocessionaires); and

•                  not more than 20.0% of the total premium of each product coverage it offers may be ceded to local or foreign reinsurers belonging to its own economic group (that is, companies directly or indirectly related, either by having an equity ownership above 10.0% or sharing the same effective control (such as having the same management members or similar corporate names or brands)). This restriction does not apply to credit insurance (seguro garantia), export and internal credit (crédito à exportação/crédito interno), rural insurance (seguro rural) and nuclear-risk insurance products.

The technical reserves funds of local reinsurers and the funds deposited in Brazil for purposes of guaranteeing admitted reinsurers’ local activities will be managed according to the rules of the CMN. IRB continues to be authorized to carry out reinsurance and retrocession activities in Brazil as a local reinsurer.

Antitrust Regulation

On May 29, 2012, the new Brazilian Antitrust Law (“Law 12,529”) came into effect and introduced several changes to the organizational structure of the Administrative Council for Economic Defense - CADE. According to Law 12,529, actions which concentrate market share must be previously submitted to CADE for approval if the following criteria are met: (1) at least one of the groups involved in the deal has posted annual gross revenues or volume of business equal to or over R$750 million, in Brazil, in the year prior to the transaction; and (2) at least another group has posted annual gross revenues or volume of business equal to or over R$75 million, in Brazil, in the year prior to the transaction. The previously applied criterion pursuant to which a 20.0% market share required submission of a transaction to CADE was eliminated by Law 12,529. The closing of a transaction before its approval by CADE will subject the parties to fines ranging from R$60 thousand to R$60 million.

On April 26, 2012, the Brazilian Central Bank enacted Circular 3,590 (“Circular 3,590”), which sets forth that the Brazilian Central Bank will examine certain corporate reorganizations and other acts involving two or more financial institutions not only considering their potential effects on the financial system and its stability but also any potential impacts regarding market concentration and competition. Pursuant to Circular 3,590, such acts will be subject to the Brazilian Central Bank’s analysis, except in the case of transactions involving institutions of the same economic group or credit assignments which do not involve business transfer. The methodology, parameters and definitions used in the market concentration analysis of such acts shall be contained in the Guide for Analysis of Monopolistic Acts in the Financial System to be published by the Department of Organization of the Financial System of the Brazilian Central Bank. Upon approval of the transaction, the Brazilian Central Bank may establish certain restrictions thereto and require that the financial institutions execute an agreement in market concentration control, pursuant to which the terms and conditions of the sharing of the efficiency gain resulting from the act shall be set forth.

Disclosure Pursuant to Section 219 Of the Iran Threat Reduction and Syria Human Rights Act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), an issuer is required to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.

During the period covered by this annual report, neither Santander Brasil nor any of its subsidiaries engaged in any activities or transactions requiring disclosure pursuant to Section 13(r).

The following activities are disclosed in response to Section 13(r) with respect to affiliates of Santander Brasil within the Santander Group:

During the period covered by this annual report an Iranian national, resident in the United Kingdom, who is currently designated by the United States and the United Kingdom under the Iran Sanctions regime held a mortgage with Santander UK plc that was issued prior to any such designation. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment installments. In 2012, total revenue in connection with the mortgage was £10,768.38 whilst net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer and any disbursements will only be made in accordance with applicable sanctions. This same Iranian national also holds two investment accounts with Santander Asset Management UK Limited. The accounts have remained frozen throughout 2012. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue in connection with the investment accounts was £208.15 whilst net profits were negligible in 2012 relative to the overall profits of Banco Santander, S.A.

In addition, Santander Spain or certain of its subsidiaries (other than Santander Brasil) has certain legacy export credits and performance guarantees with Bank Sepah and Bank Mellat, which are included in the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List.

•                  With respect to Bank Sepah, Santander Spain or such subsidiaries (other than Santander Brasil) entered into bilateral credit facilities in May 1996 and in February 2004 of U.S.$95.7 million and  U.S.$4.2 million, respectively. The former matured on May 29, 2012 and the latter matures on September 11, 2013. As of December 31, 2012, €0.5 million remained outstanding under the 2004 bilateral credit facility.

•                  With respect to Bank Mellat, Santander Spain or such subsidiaries (other than Santander Brasil) entered into two bilateral credit facilities in February 2000 in an aggregate principal amount of €25.9 million. Both credit facilities matured in 2012. In addition, in 2005 Santander Spain or such subsidiaries (other than Santander Brasil) participated in a syndicated credit facility for Bank Mellat of €15.5 million, which matures on July 6, 2015. As of December 31, 2012, Santander Spain or such subsidiaries (other than Santander Brasil) were owed €6.5 million under this credit facility.

Both Bank Sepah and Bank Mellat have been in default under all of these agreements in recent years and Banco Santander has been and expects to continue to be repaid any amounts due by official export credit agencies, which insure between 95% and 99% of the outstanding amounts under these credit facilities.  No funds have been extended by Santander under these facilities since they were granted.

Santander Spain or certain of its subsidiaries (other than Santander Brasil) also has certain legacy performance guarantees for the benefit of Bank Sephah and Bank Mellat (stand-by letters of credit to guarantee the obligations — either under tender documents or under contracting agreements — of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007. However, should any of the contractors default in their obligations under the public bids, Santander Spain or such subsidiaries would not be able to pay any amounts due to Bank Sepah or Bank Mellat because any such payments would be frozen pursuant to Council Regulation (EU) No. 961/2010.

In the aggregate, all of the transactions described above resulted in approximately €120,000 gross revenues and approximately €(15,000) net loss to Santander Spain on a consolidated basis in 2012, all of which resulted from the performance of export credit agencies rather than any Iranian entity. Santander Spain has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. Santander Spain or such subsidiaries are not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount — which payment would be frozen as explained above (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Spain or such subsidiaries intend to continue to provide the guarantees and hold these assets in accordance with its internal policy and applicable laws.

C.            Organizational Structure

Santander Group controls Santander Brasil directly and indirectly through Sterrebeeck B.V. (“Sterrebeeck”), Grupo Empresarial Santander, S.L. (“Grupo Empresarial Santander”) and Santander Insurance Holding, which are controlled subsidiaries. As of February 28, 2013, Santander Spain held, directly and indirectly, 75.8% of our voting stock.

Santander Spain closed December 2012 as the largest bank in the euro zone, with market capitalization, of €62,959 million. As of December 31, 2012, the attributable profit totaled €2,205 million, 58.8% less than the previous year, and the shareholders dividends was €0.60 per share. Banco Santander, S.A. is the parent company of the Santander Group which was comprised at December 31, 2012 of 740 companies that are consolidated through the global integration method. In addition, there are 131 companies that are accounted for by the equity method.

The Santander Group operates principally in Spain, the United Kingdom, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products. In Latin America, the Santander Group has majority shareholdings in banks in Argentina, Brazil, Chile, Mexico, Peru, Puerto Rico and Uruguay. As of December 31, 2012, Santander Brasil contributed to 26.0% of the profit attributable to the Santander Group’s operating areas.

The following table presents the name, country of incorporation or residence and proportion of ownership interest of our main subsidiaries:

Direct and Indirect subsidiaries of Banco Santander		Country of	Ownership Interest
(Brasil) S.A.	Activity	Residence	Direct	Indirect
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Asset Manager	Brazil	99.99%	100.00%
Banco Bandepe S.A.	Bank	Brazil	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	78.57%	99.99%
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	Brazil	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (8)	Buying club	Brazil	100.00%	100.00%
Santander Microcrédito Assessoria Financeira S.A.	Microcredit	Brazil	100.00%	100.00%
Santander Brasil Advisory Services S.A. (1)	Other Activities	Brazil	96.52%	96.52%
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (2)	Dealer	Brazil	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	Brazil	99.99%	100.00%
Santander Participações S.A. (1) (2)	Holding	Brazil	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento S.A. (Getnet) (5)	Other Activities	Brazil	50.00%	50.00%
Sancap Investimentos e Participações S.A.	Holding	Brazil	100.00%	100.00%
Mantiq Investimentos Ltda.	Other Activities	Brazil	100.00%	100.00%
Santos Energia Participações S.A. (3)	Holding	Brazil	100.00%	100.00%
MS Participações Societárias S.A. (6)	Holding	Brazil	99.97%	99.97%
Santander Brasil EFC (4)	Financial	Spain	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (7)	Insurance Broker	Brazil	60.65%	60.65%
Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	Brazil	—	100.00%
Controlled by Santander Serviços S.A.
Webmotors S.A. (7)	Other Activities	Brazil	—	100.00%
Brazil Foreign Diversified Payment Rights Finance Company	Securitization	Cayman Islands	—	(a)

(a)         Company over which effective control is exercised, according with IAS 27 — Consolidated and Separate Financial Statements and SIC 12 — Consolidation — Special Purpose Entities, and there is no equity.

(1)         At the extraordinary shareholders meeting held on August 26, 2011 the following was approved (i) change of corporate name of Santander Advisory Services S.A. to Santander Participações S.A.; (ii) change of corporate name of Santander CHP S.A. to Santander Brasil Advisory Services S.A.; and (iii) amendment of their by-laws in order to change their legal purposes.

(2)         On August 31, 2011 an extraordinary  shareholders meeting approved the partial spin-off of CRV DTVM with the version of the split portion into Santander Participações S.A., being that the split portion was referring solely to the entire interest held by CRV DTVM in the capital of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities). On the same date, Santander Securities was merged into Santander Participações. On January 23, 2012 the partial spin-off  and merger were approved by the Brazilian Central Bank.

(3)         Investment acquired in August 2011.

(4)         Independent subsidiary in Spain, established in March 2012.

(5)         Banco Santander holds power in decisions related to business strategy, also the Bank enables to Getnet the use of the branch network and the Bank’s brand to marketing products which among other factors determines the control of the Bank under the entity.

(6)         Investment acquired in February 2011.

(7)         Partial spin-off of Santander Participações S.A., with version of the spun-off assets to Santander Serviços (“Partial Spin-Off”) held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to Santander Serviços, based on the audited balance sheet as of November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços; capital stock increase in Santander Serviços in December 31, 2012 in the amount of R$371 million, with the issuance of 113,803,680,982 common shares, fully subscribed and paid  by Santusa Holding, S.L. (“Santusa”), investment entity controlled by Banco Santander Espanha, in Spain. Following this transaction, Santander Serviços capital stock is owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively. Acquisition by Santander Serviços of the shares of Tecnologia Bancária S.A.  — Tecban held by Santusa according to the sale and purchase agreement entered into between the parties on January 21, 2013, corresponding to 20.82% of the share capital of Tecban, is subject to authorization by the Brazilian Central Bank pursuant to Resolution 4062/2012.

(8)         At meetings held on July 25, 2012, the Board of Executive Officers of Santander Consórcios and Santander Brasil Consórcios agreed and decided to submit for approval from their respective partners, the proposed merger of Santander Consórcios into Santander Brasil Consórcio which was approved at meeting of their respective partners on July 31, 2012. The merger was implemented through the transfer of the net book value of Santander Consórcios for the equity of the Santander Brasil Consórcios, based on the audited balance sheet of June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effective merger date will be recognized and recorded directly by the surviving entity. On November 30, 2012 this merger was approved by the Brazilian Central Bank.

D.            Property, Plant and Equipment

We have maintained, until the end of 2012, five major administrative operational centers, of which four were owned properties and one was rented. Additionally, we own 485 parcels of real estate for the activities of our banking network and rent 1,941 parcels of real estates for the same purpose. (For information about the location of our branches, see — “Item 4. Information on the Company - B. Business Overview - Distribution Network”. Our headquarters are located in Torre São Paulo, located at Av. Presidente Juscelino Kubitschek, 2,041 and 2,235 — Bloco A, Vila Olímpia, São Paulo, SP, Brazil).

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010 and the related notes there to, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors”, and other factors discussed elsewhere in this annual report. Our consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010, prepared in accordance with IFRS and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements”.

Overview

We are a leading full-service bank in Brazil, which we believe to be one of the most attractive markets in the world given its growth potential and low penetration rate of banking products and services. We are the third largest private bank in Brazil, in terms of assets, with a 7.9% market share, as of September 30, 2012, and the largest bank in Brazil controlled by a major global financial group according to the Brazilian Central Bank. Our operations are present in all Brazilian regions, strategically positioned in South and Southeast, an area that accounted for approximately 72.0% of Brazil’s GDP, and where we have one of the largest branch networks of any Brazilian bank. For the year ended December 31, 2012, we generated net income of R$5.5 billion, and at that date we had total assets of R$421.1 billion and total equity of R$81.6 billion. Our Basel capital adequacy ratio, in the same period was 20.8% (excluding goodwill, the Basel Capital Adequacy ratio would be 17.7%).

We operate our business along three segments: Commercial Banking, Global Wholesale Banking and Asset Management and Insurance. Through our Commercial Banking segment, we offer traditional banking services, including checking and savings accounts, home and automobile financing, unsecured consumer financing, checking account overdraft loans, credit cards and payroll loans to mid- and high-income individuals and corporations (other than to our GB&M clients). Our Global Wholesale Banking segment provides a wide range of domestic and international services that are specifically tailored to the needs of a group of approximately 750 large local and multinational conglomerates, offering such products and services in the following key areas: global transaction banking, credit markets, corporate finance, equities, rates, market making and proprietary trading. Through our Asset Management and Insurance segment, we manage fixed income, money market, equity and multi-market funds and offer insurance products complementary to our core banking business to our retail and small- and medium-sized corporate customers.

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

In Brazil, however, the effects of the global financial markets crisis have been relatively moderate compared to those in the United States and Europe, and the Brazilian economy has experienced a rapid and strong recovery. After contracting 0.3% in 2009, GDP increased 7.5% in 2010 as compared to the previous year. In 2011, the economy slowed down to a growth of an estimated 2.7%, reflecting the lagged effects of a more restrictive monetary policy by the Brazilian Central Bank and the spillover of the international financial crisis (primarily in Europe). In 2012, the international crisis persisted and the economy continued to slow down despite monetary and fiscal easing. Although some export-oriented companies have suffered revenue decreases, relatively strong domestic demand has sustained economic growth in Brazil, particularly due to high consumer confidence, strong labor markets and minimum wage readjustments. Brazilian banks are funded almost entirely by domestic deposits, which have increased during the financial crisis as funds were moved from asset management vehicles into bank deposits, which are perceived to be safer. Also, the Brazilian Central Bank lowered reserve requirements and, in response, public banks increased their supply of credit. As a result, the global liquidity crisis had relatively little impact in Brazil.

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

In 2012, the market environment has proven to be more challenging and the economy slowed down substantially (with GDP growth of 0.9%) with a direct impact on the credit quality in Brazil. As a consequence, the financial system suffered an increase in the overall delinquency ratios, driven mainly by the individuals lending segment. The efforts of the government and the Brazilian Central Bank to increase liquidity and boost the economy continued in 2012, with additional measures reducing reserve requirements on time deposits and demand deposits and channeling liquidity to smaller banks.

Other Factors Affecting Our Financial Condition and Results of Operations

As a Brazilian bank, we are significantly affected by the general economic environment in Brazil. The following table presents key data of the Brazilian economy for the periods indicated:

	For the year ended December 31,
	2012	2011	2010
GDP growth(1)	0.9%	2.7%	7.5%
CDI rate(2)	8.4%	11.6%	9.8%
TJLP(3)	5.7%	6.0%	6.0%
SELIC rate(4)	7.25%	11.0%	10.75%
Increase (decrease) in Real value against the U.S. dollar	8.9%	12.6%	(4.3)%
Selling exchange rate (at period end) R$ per U.S.$1.00	2.04	1.88	1.67
Average exchange rate R$ per U.S.$1.00(5)	1.95	1.67	1.76
Inflation (IGP-M)(6)	7.8%	5.1%	11.3%
Inflation (IPCA)(7)	5.8%	6.5%	5.9%

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

(7)         The inflation rate is the consumer price index (Índice de Preços ao Consumidor — Amplo, or “IPCA”), as calculated by the IBGE.

Interest Rates

Since the implementation of an inflation target framework in 1999, local interest rates have been on a downward trend. The SELIC was lowered from 45.00% per annum in 1999 to 13.75% in 2008, shortly before the recent worldwide financial crisis began. The worldwide financial crisis led to further reductions of the SELIC, which reached 8.75% in 2009 (its lowest historical level until then). The reduction in the SELIC contributed significantly to the economic recovery. The normalization of local liquidity conditions and inflationary pressure in 2010 has led the monetary authority to raise rates by 375 basis points between April 2010 and July 2011, when the SELIC reached 12.50%. Nevertheless, the deepening of the international crisis and the first signs of slowdown in domestic activity led the Brazilian Central Bank to resume monetary easing in August 2011. Thus, the SELIC rate was cut by 525 basis point between August 2011 and December 2012. As of March 26, 2012, the SELIC rate was at 7.25%.

The following table presents the low, high, average and period-end SELIC since 2008, as reported by the Brazilian Central Bank:

	Low	High	Average(1)	Period-End
Year
2008	11.25	13.75	12.54	13.75
2009	8.75	12.75	9.92	8.75
2010	8.75	10.75	10.00	10.75
2011	11.00	12.50	11.71	11.00
2012	7.25	10.50	8.46	7.25

(1)         Average of month-end rates during the period.

Our assets are predominantly fixed rate and our liabilities predominantly floating. The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements. As of December 31, 2012, a 100 basis point increase in the yield curve would have resulted in R$272 million decline in the net interest income over a one-year period.

Credit Volume

Credit volume in Brazil has increased significantly since 2004, mainly driven by lower inflation, decreasing interest rates and consistent economic growth. The worldwide financial crisis has temporarily affected the credit growth rates in late 2008 and early 2009. The monetary stimulus implemented by the Brazilian Central Bank as well as the aggressive stance of public owned banks on credit supply have led to a recovery already in 2009, intensified in 2010. Between 2011 and 2012, the credit outstanding increased at a lower rate than registered in the last five years (23.6% on average), mainly due to the economic slowdown and the hike in default rates.

The credit to GDP ratio has increased from 34.2% in December 2007 to 53.5% of the GDP in December 2012. Although this is one of the highest levels ever achieved by Brazil, it is still low compared to other economies.

	2012	2011	2010
	(in billions of R$)
Total Credit Outstanding	2, 360	2,030	1,706
Earmarked credit	849	727	590
Market based credit	1,455	1,303	1,116
of which:
Corporate	737	651	556
Individuals (retail)	718	652	560

Some figures may be subject to revision by the Brazilian Central Bank

Source: Brazilian Central Bank

Foreign Exchange Rates

Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments. In 2012, we recorded foreign exchange gains of R$378 million. In 2011, we recorded foreign exchange losses of R$121 million. In 2010, we recorded foreign exchange gains of R$416 million as a result of the effect of the depreciation of the U.S. dollar against the real on our assets and liabilities position in U.S. dollar denominated instruments during the year. These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure. Such losses and gains are recorded under “Exchange differences (net)”.

The Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies during the last decades. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching a selling exchange rate of R$3.53 per U.S.$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per U.S.$1.00 in August 2008. In the context of the crisis in the global financial markets, the real depreciated since mid 2008 reaching R$2.34 per U.S.$1.00 on December 31, 2008. With global economic recovery, the Brazilian currency appreciated to R$1.74 per U.S.$1.00 at December 31, 2009 and R$1.66 per U.S.$1.00 at December 31, 2010. The recent volatility in international markets contributed to the depreciation of the real in the second half of 2011, reaching R$1.88 per U.S.$1.00 by December 31, 2011. The international financial markets remained in turmoil in 2012. The real continued to depreciate and reached to R$ 2.04 per U.S.$1.00 on December 31, 2012.

Inflation

The introduction of the inflation targeting regime in 1999 resulted in important inflation reduction (measured by the official rate, the IPCA Consumer Price Index estimated by the IBGE). In recent years inflation has been oscillating around the target, which is set by the National Monetary Council. The target has been set at 4.5% since 2005 with a tolerance interval of 2 percentage points above and below this target.

In 2009, the global financial crisis contributed to contain inflation. In 2010, domestic demand recovery and commodity price increases contributed to inflation of 5.9%. In 2011, consumer price inflation increased to 6.5%, driven primarily by a 9% increase in prices of services. In 2012, consumer price inflation decelerated to 5.8% mainly due to the impact of tax reduction on durable goods prices and the lower than expected increases in regulated prices such as urban transport fares and electricity and telecommunication tariffs.

Reserve and Lending Requirements

The requirements set by the Brazilian Central Bank for reserves and credit has significant impact on the operational results of the financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our operational results by limiting or making available amounts for commercial credit transactions.

During 2012, the Brazilian Central Bank changed certain rules related to the requirements for reserves, which justifies part of the decrease in our compulsory reserve deposit outstanding balance from R$45.2 billion on December 31, 2011 to R$34.5 billion on December 31, 2012. The main changes were as follows:

•                  In order to optimize liquidity in the financial system, on December 22, 2011, the Brazilian Central Bank approved Circular 3,569 which redefines the rules for compulsory time deposits. This Circular was amended by Circulars 3,576/2012, 3,594/2012, 3,609/2012 and 3,613/2012. The rules limit the portion of the compulsory amount that renders interest and applies to  (1) the allocation of funds at small financial institutions, (2) assets at the credit guarantee fund, (3) financing and commercial leasing of cars and commercial light vehicles manufactured before September 14, 2012 and (4) financing and commercial leasing of motorcycles manufactured on and after September 14, 2012.  The compulsory percentage that does not entail interest is subject to 20.0% as of February 2012, 25.0% as of April 2012, 36.0% as of June 2012, 50.0% as of October 2012, 36.0% as of February 2014, 27.0% as of April 2014, 18.0% as of June 2014 and 0% as of August 2014.

•                  On January 23, 2012, the Brazilian Central Bank issued Circular 3,573, which allows deduction of up to 5.0% in rural credit financing for agriculture support to fulfill the requirement related to on demand compulsory funding. To our institution, such deduction will be considered up to June 17 to 28, 2013 calculations, the transaction period of which begins on June 26, 2013.

•                  On June 28, 2012, through Circular 3.603 published by the Brazilian Central Bank, the additional requirement related to on demand compulsory funding rate at 12.0% was reduced to 6.0. Such change affected the calculation period from June 2 to 6, 2012, which was fulfilled from July 16 to 20, 2012.

•                  On September 14, 2012, the Brazilian Central Bank issued Circular 3,609 which (1) changed the additional requirement related to on demand compulsory funding rate at 6.0% to zero and (2) reduced the additional requirement related to compulsory time funding rate from 12.0% to 11.0%. The first change produced immediate effects whereas the second is effective since October 29, 2012.

•                  On December 27, 2012, the Brazilian Central Bank approved Circular No. 3.622 which provides for the possibility to deduct, up to the limit of 20.0% on the compulsory time funding, of financing carried out pursuant to Resolution No. 4.170 of December 20, 2012. Such Circular impacted our institution as of February 6, 2013.

The table below shows the requirements for reserves and credit to which we are subject for each financing category:

Product	At December 31, 2011	At December 31, 2012	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	28.0%	34.0%	Loans and Cash	6.75% p.a. and Zero for Cash
Microcredit loans(3)	2.0%	2.0%	Loans and Cash	Cap rate: 2.0% p.m. and Zero for Cash
Reserve requirements	43.0%	44.0%	Cash	Zero
Additional reserve requirements(2)	12.0%	0.0%	Cash	SELIC
Free funding(4)	15.0%	20.0%

Savings accounts
Mortgage loans	65.0%	65.0%	Loans and Cash	Cap of TR + 12.0% p.a. and TR + 6.17% for Cash TR + 6.17% p.a., or TR + 70.0% of the target
Reserve requirements(6)	20.0%	20.0%	Cash	SELIC — (new rule)
Additional reserve requirements	10.0%	10.0%	Cash	SELIC
Free funding(4)	5.0%	5.0%

Time deposits
Reserve requirements	20.0%	20.0%
In cash or credit(5)	7.2%	10.0%	Cash or Credit	SELIC for Cash
In cash	12.8%	10.0%	Cash	SELIC
Additional reserve requirements	12.0%	11.0%	Cash	SELIC
Free funding(4)	68.0%	69.0%

(1)             Rural Credits are credits granted to farmers at open position at R$ 4.3 billion and R$ 4.4 billion on December 31, 2011 and December 31, 2012, respectively. On July 1, 2012, there was an increase in the rural credit rate from 28.0% to 34.0% through Resolution 4,096 of the Brazilian Central Bank of June 28, 2012, which amended Resolution 3,746 of June 30, 2009 which had set gradual rate reduction until June 2014. Such change is effective since July 1, 2012 to be fulfilled within 12 months (July 12 to June 13), and within this period the average for requirement shall be maintained according to the new rate.

(2)    In compensation to the increase in the rural credit rate from 28.0% to 34.0% on June 28, 2012, the Brazilian Central Bank issued Circular 3,603 which reduced the rate on the additional reserve requirements on demand deposits from 12% to 6%, with effect from February 07, 2012. On September 14, 2012 the Brazilian Central Bank issued Circular 3,609, changing the rate of the additional reserve requirements on demand deposits, from 6% to 0%, starting on September 17, 2012.

(3)             Micro-credits are credits granted to very small businesses at open position at R$209.8 million and R$261.6 million on December 31, 2011 and December 31, 2012, respectively.

(4)             Interest-free financing is the amount to be used on a free of interest basis for other purposes in each financing category.

(5)             Includes the credit obtained until December 31, 2012 with the financial institutions the net capital of which is lower than R$3.5 billion.

(6)             Upon publication of Circular No. 3.596/2012, the rule for calculation of the interest received on deposit reserves in savings accounts requirements was changed. As of May 31, 2012, whenever SELIC rate target was lower than or equal to 8.5% per year, Cap TR + 70.0% of SELIC target was used, otherwise the former rule was used, i.e. Cap TR + 6.17% per year.

Taxes

Our tax expense mainly consists of two components: (1) a federal income tax and (2) a social contribution tax. The federal income tax is calculated at a rate of 15.0%, plus a 10.0% surtax assessed on taxable profits in excess of R$240 thousand per annum. The social contribution tax is calculated at a rate of 15.0% (for financial institutions) of certain net revenues (9.0% through April 30, 2008, 15.0% and from May 1, 2008). Deferred tax assets and liabilities are computed based on temporary differences between the book basis and tax basis of assets and liabilities, tax losses, and adjustments to fair value of securities and derivatives. In addition, we are assessed PIS and COFINS taxes at a rate of 4.65% on certain revenues, net of certain expenses. Under IFRS, since PIS/COFINS taxes are assessed on the basis of certain revenues, net of certain expenses, we classify these taxes as income taxes.

The “IOF” - Tax on Financial Transactions, is currently paid by the customer (contributor) on loans at a daily rate of 0.0041% for legal entities and 0.0041% for individuals up to a cap of 1.5% plus an additional rate of 0.38% per financial transaction. Generally, loans for legal entities with maturity greater than 365 days are currently subject to an IOF/credit tax at a rate of 1.88% (maximum rate). Besides the fact that the Bank is responsible for withholding the IOF, the tax does not affect our reported results since the customer is the one that is considered the contributor.

See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Foreign Investment in Brazil—PIS and COFINS tax rates” and “Item 4. Information on the Company—B. Business Overview—Regulatory Overview——Foreign Investment in Brazil—Tax on Financial Transactions (IOF)”.

Hedging in Foreign Investments

We operate a branch in the Cayman Islands and a subsidiary named Santander EFC (independent wholly-owned subsidiary in Spain) which is used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the real on foreign investments is nontaxable. This tax treatment results in volatility in the income tax line on our income statement. This asymmetry is offset through a derivative position in U.S. dollar futures, which generates gains or losses depending of any devaluation or appreciation of the real, which is our strategy to protect our after-tax results. The reconciliation of our effective tax rate to the statutory tax rate is set forth in note 23b to our consolidated financial statements.

Goodwill of Banco Real

We generated goodwill of R$27 billion as a result of our acquisition of Banco Real in 2008. Under IFRS, we are required to analyze goodwill for impairment at least annually or whenever there are indications of impairment. In 2012, 2011 and 2010, we assessed goodwill impairment based on net present value techniques. The future cash flow was based on management estimates and assumptions that are subject to several factors, including: (1) macro-economic projections of interest rates, inflation, exchange rate and other, (2) the conduct and growth estimates (3) increased costs, returns, synergies and decisions regarding our investment plan, (4) the behavior of customers and (5) growth rates and adjustments applied to future cash flows. We did not identify any impairment to the goodwill relating to Banco Real in 2012, 2011 and 2010. For tax purposes, goodwill is amortized over a seven-year period. The difference between the tax basis and accounting basis of goodwill from the acquisition of Banco Real is considered permanent, since the possibility of future use of resources to settle a tax liability is considered remote by management. The goodwill realization at the Santander Brasil entity level is also considered remote because the possibility of loss on impairment or disposal only applies to the entity as a whole and, according to the characteristics of the business combination performed it is not possible to segregate and identify the business originally acquired. Therefore, amortization of goodwill related tax generates a permanent difference and no record of the deferred tax liability.

	2012	2011	2010
Main Assumptions	Value in use: cash flows
Basis of valuation
Period of the projections of cash flows(1)	10 years	10 years	10 years
Growth rate	6.0%	5.0%	5.0%
Discount rate(2)	15.0%	15.2%	15.5%

(1)         The projections of cash flow are prepared using internal budget and growth plans of management based on historical data, market expectations and conditions such as industry growth, interest rates and inflation.

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

Factors Affecting the Comparability of Our Results of Operations

Sale of Zurich Santander Brasil Seguros e Previdência S.A. (the new corporate name of Santander Seguros S.A.)

Following the approval by SUSEP on August 23, 2011, we closed the sale on October 5, 2011, by Banco Santander of all shares issued by Zurich Santander Brasil Seguros e Previdência S.A. and indirectly by Zurich Santander Brasil Seguros S.A. (the new corporate name of Santander Brasil Seguros S.A.) in the following companies: (i) Zurich Santander Holding (Spain), SL (Zurich Santander), a holding company based in Spain that was 51% held (fifty one percent) by Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% held (forty nine percent) by Banco Santander Spain, and (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

This closing effected the transfer (i) by Banco Santander to ZS Insurance of 11,251,174,948 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and to Inversiones ZS of 3 common shares of Zurich Santander Brasil Seguros e Previdência S.A. and (ii) payment of the preliminary purchase sale price to Banco Santander, amounting to a net of R$2,741,102 thousands (received on October 5, 2011). The assets of Zurich Santander Brasil Seguros e Previdência S.A. R$24,731,463 thousands, are primarily composed of R$21,551,422 thousands in debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL/VGBL). The liabilities of Zurich Santander Brasil Seguros e Previdência S.A. amount to R$22,349,428 thousands, main, represented by R$21,278,718 thousands in liabilities for securities agreements relating to technical provision for insurance operations and pension plans. The gain recognized in this operation was R$424,292 thousands, recorded as a result of our disposal of non-current assets held for sale that were not classified as discontinued operations. On June 8, 2012 SUSEP approved the transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Espanha), S.L., a holding company based in Spain that is 100% held by Zurich Santander and currently the owner of the shares initially transferred to Zurich Santander.

The determination of the final sale and purchase price is pending and will be set appropriately based on the balance sheet to be specially prepared by Zurich Santander Brasil Seguros e Previdência S.A. for the period ended September 30, 2011 released in the first half of 2012 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011.  Once set, Banco Santander will disclose the price to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The transaction fits into the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander of all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay

As part of the arrangement of the transaction, Banco Santander exclusively distributes these insurance products over the next 25 years through its branch network, with the exception of automobile insurance that is not included in the scope of the transaction. As a result of these contracts, Banco Santander receives a relative payment equivalent to that received before the transaction.

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, reaching classes of customers not currently being reached and leveraging the distribution capabilities of Banco Santander.

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

We use derivative financial instruments for both trading and non-trading activities. The principal types of derivatives used are interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures, equity options and equity swaps. The fair value of standard derivatives is calculated based on published price quotations. The fair value of over-the-counter derivatives is calculated as the sum of the expected future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets as follows:

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

•                  The determination of fair value requires us to make certain estimates and assumptions. If quoted market prices are not available, fair value is calculated using widely accepted pricing models that consider contractual prices of the underlying financial instruments, yield curves, contract terms, observable market data and other relevant factors. The use of different estimates or assumptions in these pricing models could lead to a different valuation being recorded in our consolidated financial statements.

See note 2d (iii) to our consolidated financial statements for additional information on valuation techniques used by us and details of the principal assumptions and estimates used in these models and the sensitivity of the valuation of financial instruments to changes in the principal assumptions used.

Impairment Losses on Financial Assets

Regarding the provision for impairment losses from credit risk, the Bank evaluates all loans.  Loans are either individually evaluated for impairment or collectively evaluated for impairment. Loans accounted as amortized cost, which are not individually evaluated for impairment, are collectively evaluated for impairment, grouping them considering the similarity of risk. Loans individually evaluated for impairment are not included in balances that are collectively evaluated for impairment.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower , such as their economic and financial situation, level of indebtedness, ability to generate income, cash flow , management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as its nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

The impairment loss is calculated by using statistical models that consider the following factors:

•                  Exposure at default or “EAD” is the amount of risk exposure at the date of default by the borrower.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

•                  Probability of default, or “PD”, is the probability of the borrower failing to meet its principal and/or interest payment obligations.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

•      Loss given default, or “LGD”, is the loss arising in the event of default.

LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of delinquency.

•                  In addition, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance for loan losses fully cover, our losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

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

We test goodwill and other intangible assets for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate or observable market data, indicate that these assets may be impaired. An impairment loss recognized for goodwill may not be reversed in a subsequent period. The recoverable amount determination used in the impairment assessment requires prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions. Events and factors that may significantly affect the estimates include, among other things, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions.

Given the degree of uncertainty related to these assumptions, the directors carry out sensitivity analysis using reasonably possible changes in the key assumptions on which the recoverable amount of the cash-generating units are based in order to confirm that the recoverable amounts still exceed the carrying amounts.

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

As a result of the impairment test of goodwill for 2012 and 2011 the recoverable amount of the cash generating unit was not at or near to its carrying amount. The recoverable amount is considered to be near to its carrying amount when changes in the key assumptions on which the recoverable amounts of the cash-generating unit is based makes the recoverable amount below the carrying amount.

In addition, we did not identify any impairment of tangible assets in 2012 and 2011 (see notes 13 and 12, respectively, to our audited consolidated financial statements). In 2009, we recorded R$819 million in provision for impairment losses on contracts for providing banking services. See note 14 to our audited consolidated financial statements.

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

Defined contribution plans

The contributions made in this connection in each year are recognized under “Personnel expenses” in the consolidated income statement. The amounts not yet contributed at each year-end are recognized, at their present value, under “Provisions — Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet.

Defined benefit plans

The Bank recognizes under “Provisions — Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet (or under “Other assets” on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets and of the net unrecognized cumulative actuarial gains and/or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time.

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

In addition, from time to time, we derive income from the capital gains we make from the sale of our holdings in group companies.

Results of Operations for the year ended December 31, 2012 Compared to the year ended December 31, 2011

	For the year ended December 31
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Net interest income	31,692	27,902	13.6	3,790
Income from equity instruments	94	94	0.0	—
Income from companies accounted for by the equity method	73	54	35.2	19
Net fee and commissions	7,753	7,339	5.6	414
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(170)	(235)	(27.7)	65
Other operating income (expenses)	(625)	(379)	64.9	(246)
Total income	38,817	34,775	11.6	4,042
Administrative expenses	(13,204)	(12,373)	6.7	(831)
Depreciation and amortization	(1,831)	(1,462)	25.2	(369)
Provisions (net)	(2,206)	(3,061)	(27.9)	855
Impairment losses on financial assets (net):	(16,476)	(9,382)	75.6	(7,094)
Impairment losses on other assets (net)	(38)	(39)	(2.5)	1
Other non-financial gains/losses	449	452	(0.7)	(3)
Profit before tax	5,511	8,911	(38.2)	(3,400)
Income taxes	(52)	(1,155)	(95.6)	1,103
Net income	5,459	7,756	(29.6)	(2,297)

Summary

For the year ended December 31, 2012, we reported net income of R$5.5 billion, a 29.6% decrease as compared to 2011. Impairment losses on financial assets increased 75.6%, or R$7.1 billion, to R$16.5 billion for the year ended December 31, 2012 as compared to R$9.4 billion for the year ended December 31 2011, as a consequence of increases in delinquency rates during 2012.

Our delinquency ratio in December 2012 was 7.6%, as compared to 6.7% in December 2011.

Our total loan portfolio increased by 8.5% from R$194.2 billion on December 31, 2011 to R$210.7 billion on December 31, 2012, with the largest increases being loans to individuals and SMEs. Total deposits decreased by 1.0% from R$226.0 billion on December 31, 2011 to R$223.7 billion on December 31, 2012.

Our Basel capital adequacy ratio at December 31, 2012 was 20.8% in accordance with Brazilian Central Bank rules (disregarding the effect of goodwill the Basel capital adequacy ratio was 17.7%).

The variation in our net income was mainly due to:

•                  A 13.6%, or R$3.8 billion, increase in net interest income for the year ended December 31, 2012 compared to the year ended December 31, 2011, mainly due to an increase of R$3.1 billion in revenues from lending activities, driven by loans to individuals and SME customers.

•                  An increase of 5.6%, or R$414 million, in net fee and commission income for the year ended December 31, 2012 compared to the year ended December 31, 2011, principally due to: (1) an increase in revenues from credit and debit cards, which mainly reflects the increase in fees from our merchant acquiring services, and the adoption of a strategy based on innovation and a focus on customer needs, resulting in an increase in both the credit card base and product penetration and; (2) an increase in revenues from banking fees due to growth of our customer base growth. These increases were partially offset by a decrease in commissions from trade finance operations.

•                  Income tax expenses declined by R$1.103 million in the year ended December 31, 2012, compared to the year ended December 31, 2011. Income tax expense includes: Income tax, social contribution, PIS and COFINS (which are social contributions due on some revenues net of some expenses). There are some relevant permanent differences that impact the tax rate: interest on capital, goodwill amortization and the foreign exchange valuation on investments abroad.

•                  A decrease of R$855 million in provisions for the year ended December 31, 2012. Provisions principally include provisions for tax, civil, and labor contingencies. The decrease in provisions was primarily due to our efforts and initiatives to normalize contingency levels, especially contingencies for labor claims.

These increases were offset by:

•                  An increase of 6.7% or R$831 million in administrative expenses for the year ended December 31, 2012 as compared to the year ended December 31, 2011 mainly due to labor cost increases tied to inflation, and the continuous expansion of our branch network, with the addition of 52 new branches in 2012.

•                  An increase of 75.6%, or R$7,094 million, in impairment losses on financial assets for the year ended December 31, 2012 as compared to the year ended December 31 2011. Following the evolution of default rate on the financial system, especially private banks, which began in 2011 and lasted throughout 2012, we were also affected by this trend, and our default rate changed from 6.7% in December 2011 to 7.7% in December 2012 (an increase of 100 basis points). For individuals, this increase in the default rate was primarily due to the rising level of indebtedness of households (an average increase of 22.0% in the period from January 2012 to October 2012, according to surveys by the Brazilian Central Bank). For corporations, the rise in the level of default rate reflects the lower pace of economic growth and changes in the portfolio mix, principally, a higher share of SMEs in the portfolio.

Net Interest Income

Net interest income for the year ended December 31, 2012 was R$31,692 million, a 13.6%, or R$3,790 million, increase from R$27,902 million for the year ended December 31, 2011. Revenues from lending activities increased R$3,137 million or 14.9% during the year due to a 14.5% or R$24,894 million, increase in the average credit portfolio volume, driven by increased lending to individuals and SMEs. For further information on loan portfolio, see “Item 3. Key Information—B. Business Overview—Selected Statistical Information—Loan Portfolio”.

Average total earning assets in 2012 were R$333.2 billion, a 2.9% or R$9.5 billion increase from R$323.7 billion in 2011. The principal drivers of this increase were an increase of R$24.0 billion in average of loans and advances to customers, partially offset by a decrease of R$15.1 billion in equity instruments. Net yield (the quotient of net interest income divided by average earning assets) was 9.51% in 2012, an increase of 0.89 percentage points compared to 8.62% in 2011.

Average total interest bearing liabilities in 2012 were R$265.3 billion, an 8.6% or R$20.9 billion increase from R$244.4 billion in 2011. The main driver of this growth was an increase of R$16.3 billion in marketable debt securities and R$6.7 billion in customer deposits, partially offset by a R$3.3 billion in deposits from credit institutions.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) in 2012 was 7.9%, 1.5 percentage point higher than in 2011, which was 6.44%.

Income from Equity Instruments

Income from Equity Instruments for the year ended December 31, 2012 totaled R$94.0 million, which was stable in comparison to 2011.

Income from companies accounted for by the equity method

Income from companies accounted for by the equity method for the year ended December 31, 2012 was R$73 million, a R$19 million increase from R$54 million for the year ended December 31, 2011. This increase principally reflects an increase in the results of Companhia de Crédito, Financiamento e Investimento RCI Brasil, partially offset by lower results from Companhia de Arrendamento Mercantil RCI Brasil.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2012 reached R$7,753 million, a 5.6%, or R$414 million, increase from R$7,339 million for the year ended December 31, 2011. This increase was mainly due to an increase in commissions from credit and debit cards and from banking fees.

Revenues from credit and debit cards totaled R$1,640 million for the year ended December 31, 2012, an increase of 26.3% compared to the year ended December 31, 2011. This increase was primarily due to the increase in fees as a result of the growth of our merchant acquiring services and the adoption of a strategy based on innovation and a focus on customer needs, resulting in an increase in our credit card base and in product penetration. In 2012, total financial transaction volume increased 22.3% compared to 2011. Our credit card base increased 17.5% and our debit card base increased 15.4% in 2012, reaching a total of 33.8 million issued cards.

Commissions from banking fees were R$2,546 million for the year ended December 31, 2012, a 3.3% increase compared to the year ended December 31, 2011, representing 32.8% of total commissions during the period. This variation is mainly due to an increase in our customer base.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2012 and 2011:

	For the year ended December 31
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Banking fees	2,546	2,465	3.3	81
Receiving Services	581	515	12.8	66
Insurance and Capitalization	1,620	1,560	3.8	60
Asset Management and Pension Funds	1,226	1,204	1.8	22
Credit and debit cards	1,640	1,298	26.3	342
Capital markets	404	419	(3.6)	(15)
Trade finance	336	400	(16.1)	(65)
Tax on services	(353)	(364)	(3.1)	11
Others	(246)	(158)	55.9	(88)
Total	7,753	7,339	5.6	414

Gains/losses on Financial Assets and Liabilities (net) Plus Exchange Differences(net)

Gains/losses on financial assets and liabilities (net) plus exchange differences for the year ended December 31, 2012 were losses of R$170 million, a R$65 million decrease from losses of R$235 million for the year ended December 31, 2011. This variation is explained mainly due to lower expenses of R$132 million from derivatives transactions including our results of hedging on investments abroad (see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments”) and higher gains of R$141 million in trading activities, partially offset by lower results of R$164 million from market making activities

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2012 was an expense of R$625 million, an increase of R$246 million compared to an expense of R$379 million for the year ended December 31, 2011, mainly due to the sale of Zurich Santander Brasil Seguros e Previdência S.A. and Zurich Santander Brasil Seguros to Zurich in 2011.

Administrative Expenses

Administrative Expenses for the year ended December 31, 2012 were R$13,204 million, an R$831 million increase compared to expenses of R$12,373 million in the year ended December 31, 2011, mainly due to labor cost increases tied to inflation, and the continuous expansion of our branch network, with the addition of 52 new branches in 2012.

Salaries, benefits and social security expenses increased R$483 million in 2012, due principally, to the impact of salary increases tied to inflation under our collective bargaining agreement. This agreement requires certain adjustments in fixed and variable income, linked to the official consumer price inflation index (IPCA).  For a discussion on how inflation can affect our costs, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Government efforts to control inflation may hinder the growth of the Brazilian economy and could harm our business.”

The following table sets forth personnel expenses for each of the periods indicated:

	For the year ended December 31
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Salaries	4,318	4,192	3.0	126
Social security	1,191	1,092	9.1	99
Benefits	1,114	866	28.7	248
Training	141	116	21.6	25
Others	363	378	(4.3)	(16)
Total	7,127	6,644	7.3	483

Other administrative expenses increased R$348 million from R$5,729 million for the year ended December 31, 2011 to R$6,077 million for the year ended December 31, 2012. The increase was primarily due to third-party technical services, data processing, new points of sale and growth in our customer base, which generally leads to increased spending on infrastructure and services.

The efficiency ratio, which we calculate as total administrative expenses divided by total income, reached 34.0% in the year ended December 31, 2012, as compared to 35.6% for the year ended December 31, 2011.

The following table sets forth other administrative expenses for each of the periods indicated:

	For the year ended December 31,
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Specialized and technical services	1,720	1,564	10.0	156
Property, fixtures and supplies	1,171	1,087	7.7	84
Technology and systems	1,075	1,006	6.9	69
Advertising	499	494	1.0	5
Communications	574	566	1.4	8
Per diems and travel expenses	175	174	0.5	1
Surveillance and cash courier services	564	521	8.2	43
Other administrative expenses	299	317	(5.7)	(18)
Total	6,077	5,729	6.1	348

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2012 was R$1,831 million, a R$369 million increase from R$1,462 million for the year ended December 31, 2011, principally due to the amortization of our technological systems and branch network expansion.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$2,206 million for the year ended December 31, 2012, a decrease of R$855 million compared to R$3,061 million for the year ended December 31, 2011. This decrease was mainly due to lower provisions for contingencies, primarily due to our efforts and initiatives to normalize our contingency levels, especially contingencies for labor claims.

Impairment Losses on Financial Assets (Net)

Our computable credit risk portfolio increased by R$22,051 million at December 31, 2012, or 10.2% compared to the year ended December 31, 2011, while non-performing assets increased 22.8%, or R$2,984 million. The default rate had an increase of 100 basis points in 2012 compared to the same period of the prior year. The net expenses from the allowances for credit losses in 2012 increased 75.6% compared to 2011 (R$7,094 million), and were R$16,476 million at December 31, 2012.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2012 and December 31, 2011.

	At December 31,
	2012	2011
	(in millions of R$, except percentages)
Computable credit risk(1)	238,804	216,756
Nonperforming assets	16,057	13,073
Allowances for nonperforming assets	14,042	11,180
Ratios
Nonperforming assets to computable credit risk	6.7%	6.0%
Coverage ratio(2)	87.4%	85.5%

(1)     Computable credit risk is the sum of the face amounts of loans and leases (including nonperforming assets but excluding country risk loans), guarantees and documentary credits.

(2)     Allowances for credit losses as a percentage of nonperforming assets.

The following chart shows our nonperforming assets to credit risk ratio (not including guarantees and documentary credits) from the fourth quarter of 2008 through the fourth quarter of 2012:

Impaired Assets by Type of Customer

The following table shows our nonperforming assets by type of loan at December 31, 2012 and December 31, 2011.

	At December 31,
	2012	2011
	(in millions of R$)

Commercial, financial and industrial	6,157	4,775
Real estate — mortgage	283	172
Installment loans to individuals	9,368	7,720
Lease financing	249	406
Total	16,057	13,073

For a discussion of the evolution in impairment in our lending portfolios and our methodology for loan loss allowances with respect to the following lending portfolios, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Assets—Evolution of Impaired Assets—Methodology for loan loss allowances.”

Commercial, financial and industrial

Non-performing assets in the commercial, financial and industrial loan portfolio on December 31, 2012, increased 28.9% compared to December 31, 2011, mainly due to unfavorable economic conditions as a result of the slowdown of Brazilian economy.  According to data from the Brazilian Central Bank, Brazilian GDP grew by just 0.9% in 2012, compared to 1.0% in 2011.  During the year, the Brazilian government adopted a series of measures to boost the economy, such as roads and railways concessions, increased hiring credits, tax incentives in important sectors of economy, including the automobile industry and construction industry, among others. In addition, the Brazilian Central Bank reduced the SELIC throughout the year until October, 2012, when it reached the lowest level ever recorded. In November, the Brazilian Central Bank decided to keep the SELIC rate at 7.25%.

Despite measures taken by the Brazilian government to stimulate the economy, our industrial clients continued to be negatively affected by unfavorable international markets as a result of ongoing fiscal crises in Europe and the United States. These factors contributed to weak export performance and increased production costs for these clients, which were not fully reflected in their product pricing, and reduced their profitability and capacity to service their debt obligations. This was a continuation of the trend we observed in 2011.

Real estate — mortgage

Non-performing assets in the real estate — mortgage lending portfolio increased 64.5%, or R$111 million to R$283 million at December 31, 2012, compared to R$172 million at December 31, 2011, mainly due to growth in lending in this portfolio as more Brazilian consumers have begun funding home purchases through financing. Compared to the previous year, in 2012 the average default rate of the product remains stable at the same level observed in 2011.

Installment loans to individuals

Non-performing assets in the installment loans to individuals lending portfolio increased 21.3%, or R$1,648 million to R$9,368 million at December 31, 2012 compared to R$7,720 million at December 31, 2011, driven primarily by a high level of household debt of Brazilian families combined with inflation, which reached 5.7% in the year (as measured by the IPCA, the consumer price index), which directly affected the individuals segment of the banking system, mainly the consumer lending portfolio.

However, despite the scenario mentioned above, the Bank understands that its methodology for loan losses efficiently captured the acceleration in delinquencies due to internal rating models based on client behavior data and available external credit bureau rating information, which updates the Probability of default, or “PD” (the probability of the borrower failing to meet its principal and/or interest payment obligations.), used by the Bank to estimate the provision for loan losses.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year.  A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the borrower (subjective doubtful assets).

In addition, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance for loan losses fully cover our losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

Finally, the loans originated in 2012 have a higher proportion of loans with higher level of collateral as required in the Bank’s revised underwriting standards as described, which therefore requires a lower level of provisioning.

Financial Leasing

Non-performing assets in the financial leasing lending portfolio decreased 38.7%, or R$157 million to R$249 million at December 31, 2012, compared to R$406 million in 2011, primarily due to the reduction in this lending portfolio, in line with the trend in the market of decreased automobile financing to individuals. According to the Brazilian Central Bank, at December 31, 2012, the lease financing portfolio for the financial system  decreased 48.9% compared with 2011.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2012 were losses of R$38 million, practically the same level of losses of R$39 million for year ended December 31, 2011.

Other non-financial gains/losses

Other nonfinancial gains/losses were gains of R$449 million during the year ended December 31, 2012, a R$3 million increase from gains of R$452 million during the year ended December 31, 2011.

Income Taxes

Income tax expense includes: Income tax, social contribution, PIS and COFINS (which are social contributions due on some revenues net of some expenses). Income tax expenses reached R$52 million for the year of 2012, a R$1,103 million decrease from R$1,155 million for the year 2011. There are some relevant permanent differences that impact the tax rate: interest on capital, goodwill amortization and the foreign exchange valuation on investments abroad. The effective tax rate is set forth on note 23b in the consolidated financial statements.

Results of Operations by Segment for the Year ended December 31, 2012 Compared to the Year ended December 31, 2011

The following table presents an overview of certain income statement data for each of our operating segments for the year ended December 31, 2012.

Condensed Income Statement

	For the year ended December 31, 2012
	Commercial Banking	% of Total	Global Wholesale Banking	% of Total	Asset Management and Insurance	% of Total	Total
	(millions of R$, except percentages)
Net interest income	29,308	92.5	2,287	7.2	97	0.3	31,692
Income from equity instruments	94	100.0	—	0.0	—	0.0	94
Income from companies accounted for by the equity method	73	100.0	—	0.0	—	0.0	73
Net fee and commission income	6,674	86.1	732	9.4	347	4.5	7,753
Gains/losses on financial assets and liabilities and exchange differences (net)	(654)	—	479	(281.3)	5	(3.2)	(170)
Other operating income(expenses)	(636)	101.9	(24)	3.8	35	(5.7)	(625)
Personnel expenses	(6,520)	91.5	(537)	7.5	(70)	1.0	(7,127)
Other administrative expenses	(5,829)	95.9	(226)	3.7	(22)	0.4	(6,077)
Depreciation and amortization	(1,700)	92.8	(107)	5.9	(24)	1.3	(1,831)
Provisions (net)	(2,191)	99.3	6	(0.3)	(22)	1.0	(2,207)
Impairment losses on financial assets (net)	(16,403)	99.6	(71)	0.4	—	0.0	(16,476)
Impairment losses on other assets (net)	(38)	100.0	—	0.0	—	0.0	(38)
Other non-financial gain (losses)	449	100.0	—	0.0	—	0.0	449
Profit before tax	2,628	47.7	2,537	46.0	346	6.3	5,511

The following tables show our results of operations for the years ended December 31, 2012 and 2011, for each of our operating segments.

Commercial Banking

	For the year ended December 31
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Net interest income	29,308	24,971	17.4	4,337
Income from equity instruments	94	94	0.0	—
Income from companies accounted for by the equity method	73	54	35.2	19
Net fee and commission income	6,674	6,192	7.8	483
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(654)	(753)	(13.2)	99
Other operating income (expenses)	(636)	(695)	(8.4)	59
Total income	34,859	29,863	16.7	4,996
Personnel expenses	(6,520)	(6,031)	8.1	(488)
Other administrative expenses	(5,829)	(5,431)	7.3	(397)
Depreciation and amortization	(1,700)	(1,331)	27.7	(369)
Provisions (net)	(2,191)	(3,024)	(27.6)	833
Impairment losses on financial assets (net)	(16,403)	(9,334)	75.7	(7,070)
Impairment losses on other assets (net)	(38)	(34)	11.7	(4)
Other nonfinancial gain (losses)	449	452	(0.7)	(3)
Profit before tax	2,628	5,128	(48.8)	(2,501)

Global Wholesale Banking

	For the year ended December 31
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Net interest income	2,287	2,589	(11.7)	(302)
Net fee and commission income	732	796	(8.0)	(64)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	479	513	(6.7)	(34)
Other operating income (expenses)	(24)	(29)	(17.2)	5
Total income	3,473	3,869	(10.2)	(396)
Personnel expenses	(537)	(526)	2.1	(11)
Other administrative expenses	(226)	(242)	(6.6)	16
Depreciation and amortization	(107)	(106)	0.9	(1)
Provisions (net)	6	3	100.0	3
Impairment losses on financial assets (net)	(71)	(47)	51.1	(24)
Impairment losses on other assets (net)	—	(5)	(100.0)	5
Profit before tax	2,537	2,947	(13.9)	(410)

Asset Management and Insurance

	For the year ended December 31
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Net interest income	97	342	(71.7)	(245)
Net fee and commission income	347	351	(1.1)	(4)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	5	5	0	0
Other operating income (expenses)	35	345	(89.9)	(310)
Total income	485	1,043	(53.5)	(558)
Personnel expenses	(70)	(87)	(19.5)	17
Other administrative expenses	(22)	(56)	(60.7)	33
Depreciation and amortization	(24)	(25)	(4.0)	1
Provisions (net)	(22)	(40)	(45.0)	18
Profit before tax	346	835	(58.6)	(489)

Commercial Banking Segment Consolidated Results of Operations for the Year ended December 31, 2012 Compared to the Year ended December 31, 2011

Summary

Profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2012 was R$2,628 million, a R$2,501 million decrease from R$5,128 million for the year ended December 31, 2011.

This variation was mainly due to:

An increase of 17.4%, or R$4,337 million, in net interest income for the year ended December 31, 2012 compared to the year ended December 31, 2011, mainly due to growth of R$3.1 billion in revenues from lending activities, driven by lending to individuals and SMEs.

An increase of 7.8%, or R$483 million, in net fee and commission income for the year ended December 31, 2012 compared to the year ended December 31, 2011, principally due to: (1) an increase in revenues from credit and debit cards which mainly reflects the increase in fees from our merchant acquiring services, and also the adoption of a strategy based on innovation and a focus on customer needs, resulting in an increase in the card base and in product penetration, and; (2) an increase in revenues from banking fees as a consequence of our growth in customer base.

A decrease of 27.6%, or R$833 million, in provisions (net) for the year ended December 31, 2012 compared to the year ended December 31, 2011, principally due to lower provisions for contingencies, primarily due to our efforts and initiatives to normalize the contingency levels, especially contingencies for labor claims.

These increases were offset by:

A 75.7%, or R$7,070 million, increase in impairment losses on financial assets (net), for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The evolution of default rate in the financial system, especially in private banks, which began in 2011 and lasted throughout 2012, was also experienced by our operations, where the default rate increased from 6.7% in December 2011 to 7.6% in December 2012 (an increase of 89 bp). For individuals, this increase in the default rate was generated primarily due to the rising level of indebtedness of household (average of 22.0% in the period from January to October 2012, according to surveys by the Brazilian Central Bank). For corporations, the rise in the level of default rate reflects lower pace of economic growth and change in the portfolio mix (higher participation of SMEs segment).

An 8.1%, or R$488 million, increase in personnel expenses in the year ended December 31, 2012 as compared to the year ended December 31, 2011, mainly due to the impact of our collective bargaining agreement. This agreement requires certain adjustments in fixed and variable income, linked to the official consumer price inflation index (IPCA).

Net Interest Income

Net interest income for the Commercial Banking segment for the year ended December 31, 2012 reached R$29,308 million, a 17.4%, or R$4,337 million, increase from R$24,971 million for the year ended December 31, 2011. Revenues from lending activities increased R$3,142 million due to a 15.7%, or R$21,858 million, growth in the average credit portfolio volume in 2012, driven by lending to individuals and SMEs.

Income from Equity Instruments

Income from equity instruments for the Commercial Banking segment for the year ended December 31, 2012 reached R$94 million, the same level of the same period of 2011.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the Commercial Banking segment for the year ended December 31, 2012 was R$73 million, a R$19 million increase from R$54 million for the year ended December 31, 2011. This increase principally reflects a growth in the results of Companhia de Crédito, Financiamento e Investimento RCI Brasil, partially offset by lower results from Companhia de Arrendamento Mercantil RCI Brasil.

Net Fee and Commission Income

Net fee and commission income for the Commercial Banking segment for the year ended December 31, 2012 reached R$6,674 million, a 7.8%, or R$483 million, increase from R$6,192 million for the year ended December 31, 2011.

Revenues from credit and debit cards totaled R$1,640 million for the year ended December 31, 2012, an increase of 26.3% compared to the year ended December 31, 2011. This increase was primarily due to the increase in fees as a result of the growth of our merchant acquiring services and the adoption of a strategy based on innovation and a focus on customer needs, resulting in an increase in our credit card base and in product penetration. In 2012, total financial transaction volume increased 22.3% compared to 2011. Our credit card base increased 17.5% in 2012 and our debit card base increased 15.8% in 2011 reaching a total amount of 33.9 million issued cards.

Commissions from banking fees were R$2,526 million for the year ended December 31, 2012, a 3.0% increase compared to the year ended December 31, 2011, representing 32.8% of total commissions during the period. This variation is mainly due to an increase in our customer base.

Gains/Losses on Financial Assets and Liabilities (net) plus Exchange Differences (net)

Gains on financial assets and liabilities (net) plus exchange differences (net) for the Commercial Banking segment for the year ended December 31, 2012 were losses of R$654 million, a R$99 million decrease from losses of R$753 million for the year ended December 31, 2011. This decrease was mainly due to lower expenses of R$132 million from derivatives transactions others including our results of hedging on investments abroad.

Other Operating Income (Expenses)

Other operating income (expenses) for the Commercial Banking segment for the year ended December 31, 2012 totaled expenses of R$636 million, an 8.4% decrease when compared to expenses of R$695 million for the year ended December 31, 2011.

Personnel Expenses

Personnel expenses for the Commercial Banking segment increased from R$6,031 million for the year ended December 31, 2011 to R$6,520 million for the year ended December 31, 2012, an 8.1%, or R$488 million increase. This variation is principally due to the impact of salary increases tied to inflation under our collective bargaining agreement. This agreement requires certain adjustments in fixed and variable income, linked to the official consumer price inflation index (IPCA).

Other Administrative Expenses

Other administrative expenses for the Commercial Banking segment increased from R$5,431 million for the year ended December 31, 2011 to R$5,829 million for the year ended December 31, 2012, a 7.3%, or R$397 million increase, primarily due to third-party technical services, data processing and new points of sale and growth in our customer base, which generally leads to increased spending on infrastructure and services.

Depreciation and amortization

Depreciation and amortization in the Commercial Banking segment for the year ended December 31, 2012 was R$1,700 million, a R$369 million increase from R$1,331 million for the year ended December 31, 2011, principally due to the amortization of our technological systems and branch network expansion.

Provisions (Net)

Provisions (net) for the Commercial Banking segment were expenses of R$2,191 million for the year ended December 31, 2012, a decrease of R$833 million as compared to expenses of R$3,024 million for the year ended December 31, 2011. This decrease was mainly due to lower provisions for contingencies, primarily due to our efforts and initiatives to normalize the contingency levels, especially contingencies for labor claims.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the Commercial Banking segment for the year ended December 31, 2012 reached R$16,403 million, a 75.7%, or R$7,070 million, increase from expenses of R$9,334 million for the year ended December 31, 2011.

For individuals, this increase of default rate was generated primarily due to the rising level of household indebtedness (an average increase of 22.0% in the period from January to October 2012, according to surveys by the Brazilian Central Bank). For corporations, the rise in the level of the default rate reflects a slower pace of economic growth and a change in the portfolio mix (a higher share of SMEs in this lending portfolio).

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the Commercial Banking segment for the year ended December 31, 2012 were losses of R$38 million, a R$4 million increase from losses of R$34 million for the year ended December 31, 2011.

Other Non-Financial Gains/Losses

Other non-financial gains/losses were gains of R$449 million during the year ended December 31, 2012, a R$3 million decrease from gains of R$452 million during the year ended December 31, 2011.

Global Wholesale Banking Consolidated Results of Operations for the Year ended December 31, 2012 Compared to the Year ended December 31, 2011

Profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2012 was R$2.5 billion, a 13.9%, or R$410 million, decrease from R$2.9 billion for the year ended December 31, 2011.

This variation was mainly due to an 11.7%, or R$302 million, decrease in net interest income for the year ended December 31, 2012, as compared to the year ended December 31, 2011, mainly as a result of the effects of a lower basic interest rate (the SELIC rate) on business during 2012 and lower gains on trading activities.

Net Interest Income

Net interest income for the Global Wholesale Banking segment for the year ended December 31, 2012 totaled R$2,287 million, an 11.7%, or R$302 million decrease from R$2,589 million for the year ended December 31, 2011, as a result of the effects of a lower basic interest rate (the SELIC rate) on business during 2012 and lower gains on trading activities.

Net Fee and Commission Income

Net fee and commission income for the Global Wholesale Banking segment for the year ended December 31, 2012 was R$732 million, an 8.1%, or R$64 million decrease from R$796 million for the year ended December 31, 2011. This variation was mainly due to a decrease in commissions from trade finance operations.

Gains/Losses on Financial Assets (net) and Liabilities and Exchange Differences(net)

Gains/losses on financial assets and liabilities (net) plus exchange differences (net) for the Global Wholesale Banking segment for the year ended December 31, 2012 were gains of R$479 million, a R$34 million decrease from gains of R$513 million for the year ended December 31, 2011. This variation is mainly due to lower results of R$164 million from market making activities, partially offset by gains of R$141 million in trading activities.

Other Operating Income/Expenses

Other operating income/expenses for the Global Wholesale Banking segment for the year ended December 31, 2012 were expenses of R$24 million, a decrease in expenses of R$5 million when compared to the year ended December 31, 2011.

Personnel Expenses

Personnel expenses for the Global Wholesale Banking segment increased from R$526 million for the year ended December 31, 2011 to R$537 million for the year ended December 31, 2012, a 2.1% or R$11 million increase, mainly due to the impact of salary increases under our collective bargaining agreement. This agreement requires certain adjustments in fixed and variable compensation, linked to the official consumer price inflation index (IPCA).

Other Administrative Expenses

Other administrative expenses for the Global Wholesale Banking segment decreased from R$242 million for the year ended December 31, 2011 to R$226 million for the year ended December 31, 2012, a 6.6%, or R$16 million decrease, mainly due to lower expenses related to technological third-party services.

Depreciation and Amortization

Depreciation and amortization for the Global Wholesale Banking segment for the year ended December 31, 2012 was R$107 million, which was stable in comparison to R$106 million for the year ended December 31, 2011.

Provisions (Net)

Provisions (net) for the Global Wholesale Banking segment were income of R$6 million for the year ended December 31, 2012, which increased R$3 million as compared to the year ended December 31, 2011.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the Global Wholesale Banking segment for the year ended December 31, 2012 were losses of R$71 million, a R$24 million increase from losses of R$47 million for the year ended December 31, 2011.

Asset Management and Insurance Segment Consolidated Results of Operations for the Year ended December 31, 2012 Compared to the Year ended December 31, 2011

Summary

Profit before income tax attributed to the Asset Management and Insurance segment for the year ended December 31, 2012 totaled R$346 million, a 58.6%, or R$489 million decrease from R$835 million for the year ended December 31, 2011. The result was affected by the sale of Santander Seguros to ZS Insurance. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operation—Sale of Zurich Santander Brasil Seguros e Previdência S.A. (the new corporate name of Santander Seguros S.A.)”.  The main impacts were:

•             A R$245 million decrease in net interest income in the year ended December 31, 2012 as compared to 2011; and

•             A R$310 million decrease in other operating income (expenses) in the year ended December 31, 2012 as compared to 2011.

Net Interest Income

Net interest income for the Asset Management and Insurance segment for the year ended December 31, 2012 was R$97 million, a R$245 million decrease from R$341 million for the year ended December 31, 2011. This decrease was mainly due to the sale of Santander Seguros to ZS Insurance in the fourth quarter of 2011.

Net Fee and Commission Income

Net fee and commission income for the Asset Management and Insurance segment for the year ended December 31, 2012 totaled R$347 million, a 1.1%, or R$4 million decrease from R$351 million for the year ended December 31, 2011.

Gains/Losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the Asset Management and Insurance segment for the year ended December 31, 2012 were R$5 million, remaining at the same level as the previous year.

Other Operating Income/Expenses

Other operating income/expenses for the Asset Management and Insurance segment for the year ended December 31, 2012 was income of R$35 million, a R$310 million decrease, compared to income of R$345 million for the year ended December 31, 2011, mainly due to the sale of Santander Seguros to ZS Insurance in the fourth quarter of 2011.

Personnel Expenses

Personnel expenses for the Asset Management and Insurance segment decreased from R$87 million for the year ended December 31, 2011 to R$70 million for the year ended December 31, 2012, a R$17 million decrease. This decrease was mainly due to the sale of Santander Seguros to ZS Insurance in the fourth quarter of 2011.

Other Administrative Expenses

Other administrative expenses for the Asset Management and Insurance segment decreased from R$56 million for the year ended December 31, 2011 to R$22 million for the year ended December 31, 2012, a 60.7%, or R$33 million decrease. The variation was mainly due to the sale of Santander Seguros to ZS Insurance in the fourth quarter of 2011.

Provisions (Net)

Provisions (net) for the Asset Management and Insurance segment were R$22 million for the year ended December 31, 2012, compared to R$40 million for the year ended December 31, 2011, mainly due to the sale of Santander Seguros to ZS Insurance in the fourth quarter of 2011.

Loan Portfolio

Our credit portfolio totaled R$210,741 million as of December 31, 2012, an 8.5% increase from December 31, 2011. In the individual segment, the growth of R$6,864 million from December 31, 2011 to December 31, 2012 was driven mainly by mortgage loans, credit cards and personal loans. In the SMEs portfolio, the working capital portfolio increased and we had increases in contributions from the merchant acquiring business, which adds value to our customers and provides us with a closer relationship with them.

	For the year ended December 31,
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Individuals	70,277	63,413	10.8	6,864
Consumer Finance	29,566	30,459	(2.9)	(893)
SMEs(1)	40,118	33,538	19.6	6,580
Corporate(1)	70,780	66,774	6.0	4,009
Total	210,741	194,184	8.5	16,559

Results of Operations for the year ended December 31, 2011 Compared to the year ended December 31, 2010

	For the year ended December 31
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Net interest income	27,902	24,095	15.8	3,807
Income from equity instruments	94	52	81.2	42
Income from companies accounted for by the equity method	54	44	23.4	10
Net fee and commissions	7,339	6,836	7.4	503
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(235)	1,875	(112.5)	(2,110)
Other operating income (expenses)	(379)	(348)	9.2	(31)
Total income	34,775	32,553	6.8	2,222
Administrative expenses	(12,373)	(11,231)	10.2	(1,142)
Depreciation and amortization	(1,462)	(1,237)	18.2	(225)
Provisions (net)	(3,061)	(1,974)	55.1	(1,087)
Impairment losses on financial assets (net):	(9,382)	(8,234)	14.0	(1,148)
Impairment losses on other assets (net)	(39)	(21)	85.7	(18)
Other non-financial gains/losses	452	140	n.a.	312
Profit before tax	8,911	9,997	(10.9)	(1,086)
Income taxes	(1,155)	(2,614)	(55.8)	1,459
Net income	7,756	7,383	5.1	373

Summary

For the year ended December 31, 2011, we reported net income of R$7.8 billion, a 5.1% increase as compared to 2010. Total revenues in 2011 were R$34.8 billion, a 6.8% increase from R$32.6 billion in 2010, mainly driven by an increase in net interest income. Administrative expenses increased by 10.2% year over year.

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

•                  Income tax expenses reached R$1,155 million December 31, 2011, a R$1,459 million decrease from R$2,614 million December 31, 2010. There are some relevant permanent differences that impact the tax rate: interest on capital, goodwill amortization and the foreign exchange valuation on investments abroad. The effective tax rate is set forth on note 23b in the consolidated financial statements.

These increases were partially offset by:

•                  A R$2.1 billion decrease in gains/losses on financial assets and liabilities (net) plus exchange differences (net) amounting to a loss of R$235 million in the year ended December 31, 2011, compared to gains of R$1.9 billion in the year ended December 31, 2010. This variation is explained mainly due higher expenses of R$2,029 million from derivatives transactions including our results of hedging on investments abroad — (see item 5.  Operating and financial review and prospects—A. Operating Results—Hedging in Foreign Investments”), the early redemption of a certain debt at a discount, which resulted in a gain of R$64 million in January 2010 and did not recur in 2011, and lower results of R$17 million from other hedge operations.

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

Net Interest Income

Net interest income for the year ended December 31, 2011 was R$27,902 million, a 15.8%, or R$3,807 million, increase from R$24,095 million for the year ended December 31, 2010. Revenues from lending activities increased

R$3,365 million or 19.1% during the year due to a 19.6% or R$28,118 million, increase in the average credit portfolio volume, driven by increased lending to individuals and SME customers. For further information on loan portfolio, see “Item 3. Key Information—B. Business Overview—Selected Statistical Information—Loan Portfolio”.

Average total earning assets in 2011 were R$323.7 billion, a 18.0% or R$48.4 billion increase from R$275.2 billion in 2010. The principal drivers of this increase were (1) an increase of R$26.0 billion in average of loans and advances to customers, (2) an increase of R$17.7 billion in average of cash and balances with the Brazilian Central Bank and (3) an increase of R$10.9 billion in average of debt instruments. Net yield (the quotient of net interest income divided by average earning assets) was 8.62% in 2011, a decrease of 0.13 percentage points compared to 8.75% in 2010.

Average total interest bearing liabilities in 2011 were R$244.4 billion, a 23.0% or R$46.0 billion increase from R$198.5 billion in 2010. The main drivers of this growth were a 1.1 percentage point increase in customer deposits, a 1.3 percentage point increase in marketable debt securities and a 1.8 percentage point increase in a subordinated debt.

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

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2011 and 2010:

	For the year ended December 31
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Banking fees	2,465	2,369	4.0	96
Receiving Services	515	506	1.8	9
Insurance and Capitalization	1,560	1,230	26.8	330
Asset Management and Pension Funds	1,204	1,132	6.4	72
Credit and debit cards	1,298	969	33.9	329
Capital markets	419	502	(16.6)	(83)
Trade finance	400	456	(12.3)	(56)
Tax on services	(364)	(357)	2.1	(7)
Others	(158)	27	—	131
Total	7,339	6,836	7.4	559

Gains/Losses on Financial Assets and Liabilities (Net) plus Exchange Differences

Gains/losses on financial assets and liabilities (net) plus exchange differences (net) for the year ended December 31, 2011 were losses of R$235 million, a R$2,110 million decrease from gains of R$1,875 million for the year ended December 31, 2010.  This variation is explained mainly due higher expenses of R$2,029 million from derivatives transactions including our results of hedging on investments abroad (see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments”), the early redemption of a certain debt at a discount, which resulted in a gain of R$64 million in January 2010 and did not recur in 2011, and lower results of R$17 million from other hedge operations.

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

The following table sets forth personnel expenses for each of the periods indicated:

	For the year ended December 31
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Salaries	4,192	3,731	12.3	461
Social security	1,092	994	9.9	98
Benefits	866	792	9.3	74
Training	116	93	24.7	23
Others	378	316	20.1	62
Total	6,644	5,926	12.1	718

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

The following table sets forth other administrative expenses for each of the periods indicated:

	For the year ended December 31,
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Specialized and technical services	1,564	1,504	4.0	60
Property, fixtures and supplies	1,087	966	12.6	121
Technology and systems	1,006	889	13.2	117
Advertising	494	422	16.9	71
Communications	566	555	2.0	11
Per diems and travel expenses	174	151	15.4	23
Surveillance and cash courier services	521	513	1.6	8
Other administrative expenses	317	304	3.9	12
Total	5,729	5,304	8.0	425

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

	For the year ended December 31,
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

The following chart shows the ratio of our non-performing assets to credit risk (not including guarantees and documentary credits) from the fourth quarter of 2008 through the fourth quarter of 2011(1):

(1) Managerial non-performing assets computable credit risk.

Impaired Assets by Type of Customer

The following table shows our nonperforming assets by type of loan at December 31, 2011 and December 31, 2010.

	At December 31,
	2011	2010
	(in millions of R$)

Commercial, financial and industrial	4,775	3,563
Real estate — mortgage	172	150
Installment loans to individuals	7,720	4,863
Lease financing	406	772
Total	13,073	9,348

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

For a discussion of the evolution in impairment in our lending portfolios and our methodology for loan loss allowances with respect to the following lending portfolios, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Assets—Evolution of Impaired Assets—Methodology for loan loss allowances.”

Commercial, financial and industrial

Non-performing assets in commercial, financial and industrial loans portfolio on December 31, 2011 increased R$1,212 million, or 34.0%, compared to December 31, 2010, mainly due to due to unfavorable economic conditions.

During the year, many of our borrower clients, specifically industrial clients focused on production for retail sales, exhibited an increased appetite for borrowing with the expectation of favorable economic conditions. However, the retail sector was adversely affected in 2011 due to a number of economic measures adopted by the Brazilian government during this period (as described under “Item 3.  Key Information—Risk Factors—Risks Relating to Brazil— Government efforts to control inflation may hinder the growth of the Brazilian economy and could harm our business”). As a result of these measure, production costs for these industrial clients (and others) increased, which costs were not fully reflected in their product pricing, which reduced these clients’ profitability and their capacity to service their debt obligations.

In spite of the measures taken by the Bank such as enhancing its loan underwriting standards, the 2011 vintage commercial, financial and industrial loans demonstrated worse performance when compared with the 2010 vintage in large measure due to the economic factors and measures adopted by the Brazilian government described above.

However, despite the scenario mentioned above, the Bank understands that its methodology for loan losses efficiently captured the acceleration in delinquencies due to internal rating models based on client behavior data and available external credit bureau rating information, which updates the Probability of default, or “PD” (the probability of the borrower failing to meet its principal and/or interest payment obligations) used by the Bank to estimate the provision for loan losses.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the borrower (subjective doubtful assets).

In addition, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance for loan losses fully cover our losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

Finally, the loans originated in 2011 have a higher proportion of loans with higher level of collateral as required in the Bank’s revised underwriting standards as described, which therefore requires a lower level of provisioning.

Real estate — mortgage

Non-performing assets in real estate — mortgage loans increased R$22 million, or 14.5%, at December 31, 2011, compared to December 31, 2010. In light of the increase in this credit portfolio, an increase in non-performing assets was expected. The percentage of non-performing assets over our total portfolio improved in 2007, from 2.2% in 2010 to 1.7% in 2011.

Installment loans to individuals

Non-performing assets in installment loans to individuals increased R$2,857 million, or 58.7%, at December 31, 2011 compared to December 31, 2010. This figure was adversely influenced by a high level of household debt of Brazilian families, in large part due to lack of experience in managing credit, an increase in Brazilian interest rates, inflation, and certain measures implemented by the Brazilian Central Bank to control consumer credit, which directly affected the individuals segment of the banking system, mainly the consumer lending portfolio.

However, despite the scenario mentioned above, the Bank understands that its methodology for loan losses efficiently captured the acceleration in delinquencies due to internal rating models based on client behavior data and available external credit bureau rating information, which updates the Probability of default, or “PD” (the probability of the borrower failing to meet its principal and/or interest payment obligations), used by the Bank to estimate the provision for loan losses.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year.  A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the borrower (subjective doubtful assets).

In addition, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance for loan losses fully cover our losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

Finally, the loans originated in 2012 have a higher proportion of loans with higher level of collateral as required in the Bank’s revised underwriting standards as described, which therefore requires a lower level of provisioning.

Financial Leasing

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

Income Taxes

Income tax expense includes: Income tax, social contribution, PIS and COFINS (which are social contributions due on some revenues net of some expenses). Income tax expenses reached R$1,155 million December 31, 2011, a R$1,459 million decrease from R$2,614 million December 31, 2010. There are some relevant permanent differences that impact the tax rate: interest on capital, goodwill amortization and the foreign exchange valuation on investments abroad. The effective tax rate is set forth on note 23b in the consolidated financial statements.

Results of Operations by Segment for the Year ended December 31, 2011 Compared to the Year ended December 31, 2010

The following table presents an overview of certain income statement data for each of our operating segments for the year ended December 31, 2011.

Condensed Income Statement

	For the year ended December 31, 2011
	Commercial Banking	% of Total	Global Wholesale Banking	% of Total	Asset Management and Insurance	% of Total	Total
	(millions of R$, except percentages)
Net interest income	24,971	89.5	2,589	9.3	342	1.2	27,902
Income from equity instruments	94	100.0	—	0.0	—	0.0	94
Income from companies accounted for by the equity method	54	100.0	—	0.0	—	0.0	54
Net fee and commission income	6,192	84.4	796	10.8	351	4.8	7,339
Gains/losses on financial assets and liabilities and exchange differences (net)	(753)	n.a.	513	(217.6)	5	(2.2)	(235)
Other operating income/expenses	(695)	n.a.	(29)	7.7	345	n.a.	(379)
Personnel expenses	(6,031)	90.8	(526)	7.9	(87)	1.3	(6,644)
Other administrative expenses	(5,431)	94.8	(242)	4.2	(56)	1.0	(5,729)
Depreciation and amortization	(1,331)	91.1	(106)	7.2	(25)	1.7	(1,462)
Provisions (net)	(3,024)	98.8	3	(0.1)	(40)	1.3	(3,061)
Impairment losses on financial assets (net)	(9,334)	99.5	(47)	(0.5)	—	0.0	(9,382)
Impairment losses on other assets (net)	(34)	87.8	(5)	12.2	—	0.0	(39)
Other nonfinancial gain (losses)	452	100.0	—	0.0	—	0.0	452
Profit before tax	5,128	57.5	2,947	33.0	835	9.4	8,911

The following tables show our results of operations for the years ended December 31, 2011 and 2010, for each of our operating segments.

Commercial Banking

	For the year ended December 31
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Net interest income	24,971	21,301	17.2	3,670
Income from equity instruments	94	52	81.2	42
Income from companies accounted for by the equity method	54	44	23.4	10
Net fee and commission income	6,192	5,530	12.0	662
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(753)	1,550	(148.6)	(2,303)
Other operating income/expenses	(695)	(596)	16.6	(99)
Total income	29,863	27,881	7.1	1,982
Personnel expenses	(6,031)	(5,354)	12.7	(677)
Other administrative expenses	(5,431)	(5,003)	8.6	(428)
Depreciation and amortization	(1,331)	(1,130)	17.8	(201)
Provisions (net)	(3,024)	(1,941)	55.8	(1,083)
Impairment losses on financial assets (net)	(9,334)	(8,225)	13.5	(1,109)
Impairment losses on other assets (net)	(34)	(21)	63.8	(13)
Other nonfinancial gain (losses)	452	140	n.a.	312
Profit before tax	5,128	6,347	(19.2)	(1,219)

Global Wholesale Banking

	For the year ended December 31
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Net interest income	2,589	2,501	3.5	88
Net fee and commission income	796	892	(10.8)	(96)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	513	244	109.9	269
Other operating income/expenses	(29)	(30)	(2.3)	1
Total income	3,869	3,607	7.2	262
Personnel expenses	(526)	(512)	2.6	(14)
Other administrative expenses	(242)	(215)	12.3	(27)
Depreciation and amortization	(106)	(58)	83.3	(48)
Provisions (net)	3	4	(25.0)	(1)
Impairment losses on financial assets (net)	(47)	(8)	n.a.	(39)
Impairment losses on other assets (net)	(5)	—	n.a.	(5)
Profit before tax	2,947	2,818	4.6	129

Asset Management and Insurance

	For the year ended December 31
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Net interest income	342	292	16.7	50
Net fee and commission income	351	414	(15.2)	(63)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	5	80	(93.6)	(75)
Other operating income/expenses	345	278	24.1	67
Total income	1,043	1,065	(2.1)	(22)
Personnel expenses	(87)	(60)	44.7	(27)
Other administrative expenses	(56)	(86)	(35.1)	30
Depreciation and amortization	(25)	(50)	(49.8)	25
Provisions (net)	(40)	(38)	6.8	(2)
Profit before tax	835	832	0.4	3

Commercial Banking Segment Consolidated Results of Operations for the Year ended December 31, 2011 Compared to the Year ended December 31, 2010

Summary

Profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2011 was R$5,128 million, a R$1,219 million decrease from R$6,347 million for the year ended December 31, 2010. Excluding the effects of the hedging results of our investments held abroad, our profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2011 totaled R$6.8 billion, a R$700 million increase from R$6.1 billion for the year ended December 31, 2010. This variation was mainly due to:

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

These increases were partially offset by:

•                  A R$2,303 million decrease in gains/losses on financial assets and liabilities (net) plus exchange differences (net) amounting to a loss of R$753 million in the year ended December 31, 2011, compared to gains of R$1,550 million in the year ended December 31, 2010.  This variation is explained mainly due higher expenses of R$2,223 million from derivatives transactions including our results of hedging on investments abroad — (see “Item 5.  Operating and financial review and prospects—A. Operating Results—Hedging in Foreign Investments”), the early redemption of a certain debt at a discount, which resulted in a gain of R$64 million in January 2010 and did not recur in 2011, and lower results of R$17 million from other hedge operations.

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

Gains/Losses on Financial Assets and Liabilities plus Exchange Differences

Gains/losses on financial assets and liabilities (net) plus exchange differences (net) for the year ended December 31, 2011 were losses of R$753 million, a R$2,303 million decrease from gains of R$1,550 million for the year ended December 31, 2010. This variation is explained mainly due higher expenses of R$2,223 million from derivatives transactions including our results of hedging on investments abroad (see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments”), the early redemption of a certain debt at a discount, which resulted in a gain of R$64 million in January 2010 and did not recur in 2011, and lower results of R$17 million from other hedge operations.

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

Asset Management and Insurance Segment Consolidated Results of Operations for the Year ended December 31, 2011 Compared to the Year ended December 31, 2010

Summary

Profit before income tax attributed to the Asset Management and Insurance segment for the year ended December 31, 2011 reached R$835 million, a 0.4%, or R$3 million, increase from R$832 million for the year ended December 31, 2010. The result was affected by a decline of insurance segment results during the fourth quarter of 2011 as a consequence of the sale of Santander Seguros to ZS Insurance. The main variations included:

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

Net Fee and Commission Income

Net fee and commission income for the Asset Management and Insurance segment for the year ended December 31, 2011 reached R$351 million, a 15.2%, or R$63 million decrease from R$414 million for the year ended December 31, 2010. This decrease is mainly due to the increase in the rate of sales commissions paid to our commercial branches and the resultant increase in net fee and commission income in our Commercial Banking segment due to a revision in the sales commission contract between our own insurance and capitalization companies that resulted in a corresponding decrease in net fee and commission income that had previously been recorded in our Asset Management and Insurance segment. This commission paid to our Commercial Banking is in connection with their sales of insurance and capitalization products.

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

Loan Portfolio

Our credit portfolio totaled R$194,184 million as of December 31, 2011, a 20.9% increase from December 31, 2010. Individuals and SMEs were the highlights, with increases of 24.3% and 25.6%, respectively. In the individual segment, the growth of R$12,432 million from December 31, 2010 to December 31, 2011 was driven mainly by credit cards, mortgage loans and personal loans. The highlights in the corporate and SMEs segment were working capital and real estate related products, despite a reduction in trade finance.

	At December 31,
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Individuals	63,413	50,981	24.4	12,432
Consumer Finance	30,459	26,969	12.9	3,490
SMEs	33,538	26,758	25.3	6,780
Corporate	66,774	55,850	17.6	10,924
Total	194,184	160,559	20.9	33,625

New Accounting Pronouncements

Standards and interpretations effective subsequent to December 31, 2012

The Bank has not yet adopted the following new or revised IFRS Interpretations, which have been issued but their effective date is subsequent to the date of these consolidated financial statements:

IFRS 9 - Financial Instruments: Classification and Measurement which replaces IAS 39. The main differences in IFRS 9 as compared with IAS 39 are:

(i) All financial assets are initially measured at fair value plus, in the case of financial assets that are not at fair value through profit or loss, specific transaction costs.

(ii) All financial assets currently in the scope of IAS 39 are divided into two classifications: amortized cost and fair value.

(iii) The categories of available for sale and held to maturity of IAS 39 have been eliminated.

(iv) The concept of embedded derivatives in IAS 39 is not included in IFRS 9.

On December 16, 2011, the IASB postponed the date for mandatory adoption of IFRS 9 and related disclosure items contained in transient changes to IFRS to January 7, 2015.

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

IFRS 11 — Joint Arrangements introduces new accounting requirements for joint arrangements, which replaces IAS 31 — Interests in Joint Ventures. According to IFRS 11, it will be obligatory to use the equity method and choosing the method of accounting for jointly controlled entities will not be allowed. The fundamental principle of IFRS 11 is that parts of a joint venture agreement must determine the type of joint venture in question, based on the assessment of rights and obligations and according to the accounting for the type of joint venture. There are two types of joint ventures:

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

IAS 27 - Separate Financial Statements (2011) maintains the requirements relating to separate financial statements. The other portions of IAS 27 (2008) are replaced by IFRS 10.

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

On May 12, 2011, the IASB also issued IFRS 13—Fair Value Measurement, which replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. IFRS 13 is effective for annual periods beginning in January 2013 with early application permitted.

On June 16, 2011, the IASB issued a new version of IAS 19, which determines accounting for defined benefit plans eliminating the option of the current model for the application of the “corridor” method for recognition of actuarial gains and losses.

Consequently, actuarial gains and losses are fully recognized in equity of the sponsoring entity in other comprehensive income and the financial statements of the entity fully reflect the surplus or deficit of the defined benefit plans.

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

Except for IFRS 9 and the transient disclosure items referred by the changes in IFRS 7 whose effective date the IASB postponed, on December 16, 2011, until January 2015 and the amendment to IAS 1 - Presentation of Financial Statements - Clarifications on the Statement of Comprehensive Income with the adoption of the amendments from July 1, 2012, the IFRS standards have an effective date for annual periods beginning in January 2013, with earlier application permitted. The early adoption for financial institutions in Brazil is subject to the pronouncements issued by the IASB, translated into Portuguese by a Brazilian entity accredited by the International Accounting Standards Committee Foundation (IASC Foundation). However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without applying the other IFRS items.

We do not expect the adoption of the above-mentioned standards and interpretations to have a material effect on our consolidated financial statements taken as a whole, except for IFRS 9, whose impacts we are analyzing and the new version of IAS 19, which adoption effects of the first will be recorded as a change in accounting policies in accordance with the requirements of IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors.

B.            Liquidity and Capital Resources

Our asset and liability management strategy is defined by the Financial Committee, which operates under strict guidelines and procedures established by the Santander Group. The Financial Committee establishes our funding strategy, structural balance sheet, interest rate position and capital management. The establishment of transfer pricing policies, management of risk-weighted assets, economic capital exposure, management of local regulatory capital, decision making on capital instrument issuances, and risk appetite are also coordinated and established in our Financial Committee.

In accordance with the Santander Group’s model, all subsidiaries have to be self-funded in terms of liquidity and capital. In addition, our general asset and liability management policy is to maintain a close match of maturity, interest rate and currency exposures. Subject to our internal risk management policies we aim to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business and market opportunities as they arise.

Most of our liquidity is raised in the local market and we maintain a portfolio of high quality public bonds for liquidity management. Legal reserve requirements (as detailed in section Reserve and Lending Requirements) consumes a significant amount of funding in Brazil.

Due to our stable and diversified sources of funding, which include a large client deposit base in the local market and a large number of correspondent banks with long-standing relationships, historically we have not experienced liquidity problems.

Liquidity and Funding

Market conditions and prospects as well as the Brazilian Central Bank requirements for compulsory deposits and stress tests determine our minimum liquidity levels. We control, manage and review our liquidity, analyzing current and expected levels of liquidity, structuring the sources of financing to achieve an optimal diversification in terms of maturities, instruments, currencies, markets as well as setting forth contingency plans. The objective is to ensure that we have sufficient liquidity to honor our commitments in light of market conditions, our institutional needs and market opportunities.

The following tables present the composition of our consolidated funding at the dates indicated.

	At December 31,
	2012	2011	2010
	(in millions of R$)
Customer deposits	188,595	174,474	167,949
Current accounts	13,585	13,561	16,132
Savings accounts	26,857	23,293	30,304
Time deposits	84,586	83,942	68,916
Repurchase agreements	63,567	53,678	52,598
Deposits from the Brazilian Central Bank and credit institutions	35,074	51,527	42,392
Time deposits	26,077	27,023	28,867
Demand deposits	48	134	344
Repurchase agreements	8,949	24,371	13,180
Total deposits	223,669	226,001	210,341
Marketable debt securities	54,012	38,590	20,087
Agribusiness Credit Notes	2,009	1,341	905
Treasury Bills	25,320	19,926	6,639
Real Estate Credit Notes	11,237	8,550	7,615
Securities issued abroad	15,447	8,773	4,928
Subordinated debt	11,919	10,908	9,695
Total Funding	289,600	275,500	240,123

	At December 31,
	2011		2010		2009
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase
At December 31	72,516	10.6%	78,048	10.9%	65,778	9.8%
Average during year	70,679	11.1%	64,510	11.9%	53,623	10.3%
Maximum month-end balance	75,759	0.0%	76,693	0.0%	68,734	0.0%
Total short-term borrowings at year-end(1)	75,516	—	78,048	—	65,778	—

(1)         Includes in Deposits from the Brazilian Central Bank and credit institutions and customer deposits.

Deposits

Customer Deposits

Our balance of customer deposits was R$188.6 billion on December 31, 2012, R$174.5 billion on December 31, 2011, and R$167.9 billion on December 31, 2010, representing 65.1%, 63.3% and 69.9% of our total funding, respectively. The increase of 8.1% in 2012 was driven by the increase of 15.3% in savings accounts and 18.4% in repurchase agreement.

Customer Demand Deposits

Our balance of demand deposits (current accounts and other demand deposits) was R$13.6 billion on December 31, 2012, R$13.6 billion on December 31, 2011 and R$16.1 billion on December 31, 2010, representing 6.1%, 6.0%, and 7.7% of total deposits, respectively.

Customer Savings Deposits

Our balance of customer savings deposits was R$26.9 billion on December 31, 2012, R$23.3 billion on December 31, 2011 and R$30.3 billion on December 31, 2010, representing 12.0%, 10.3% and 14.4% of total deposits, respectively.

Customer Time Deposits

Our balance of customer time deposits was R$84.6 billion on December 31, 2012, R$83.9 billion on December 31, 2011 and R$68.9 billion on December 31, 2010, representing 37.8%, 37.1% and 32.8% of total deposits, respectively.

Customer Deposits—Repurchase Agreements

We maintain a portfolio of Brazilian public and private sector liquid debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile and are composed, generally, of Brazilian public securities and of repurchase agreements linked to debentures. Securities sold under repurchase agreements increased to R$63.5 billion on December 31, 2012 from R$53.7 billion on December 31, 2011 and R$52.6 billion on December 31, 2010, representing 28.4%, 23.8% and 25.0% of total deposits, respectively.

Deposits from the Brazilian Central Bank and Credit Institutions

Our balance of deposits from the Brazilian Central Bank and credit institutions was R$35.1 billion on December 31, 2012, R$51.5 billion on December 31, 2011 and R$42.4 billion on December 31, 2010, representing 15.7%, 22.8% and 20.2% of total deposits, respectively. The main change in 2012 was observed in the repurchase agreements’ balance, which decreased 63.3% from December 31, 2011.

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

Other Funding

Marketable Debt Securities

Our balance of marketable debt securities was R$54.0 billion on December 31, 2012, R$38.5 billion on December 31, 2011 and R$20.1 billion on December 31, 2010, representing 18.6%, 14.0% and 8.4% of our total funding, respectively. The increase of 40.3% in 2012 is mainly due to the growth of the real estate credit notes, the agribusiness credit notes and treasury bills, which grew 31.4%, 49.8% and 27.1%, respectively.

The treasury bills instrument is a funding alternative available to banks that can be characterized as senior or subordinated debt for purposes of capital adequacy rules. Pursuant to CMN Resolution 4,123 of August 23, 2012, its minimum term must be 24 months and it must be issued for a minimum amount of R$300,000 for subordinated transactions and R$150,000 for senior transactions. This product was created in 2010 in order to increase liability duration in the Brazilian financial markets.

Our balance of securities issued abroad was R$15.4 billion on December 31, 2012, and was comprised by R$13.2 billion of bonds (under our Medium Term Notes Program—MTN) and other securities and R$2.2 billion (under our diversified Payment Rights Program—DPR) of securitization notes. Although this kind of funding source is growing at a fast pace, our external foreign currency bond issuances comprise a small portion of our total funding.

Subordinated Debt

As of December 31, 2012, our subordinated debt included R$11.9 billion of certificates of deposit issued by us in the local market in various issuances at average interest rates indexed to CDI or IPCA, an increase of R$1.0 billion from the amount of subordinated debt provided at December 31, 2011, due to interest accrued in the period.

Capital

Our capital management is based on conservative principles and robust continuous monitoring of the items that affect our solvency level. We are required to comply with Brazilian capital adequacy regulations under Brazilian Central Bank rules, which demands to banks a minimum capital ratio of 11.0% of the risk-weighted assets, considerably above the 8.0% required by Basel Accord.

Fostered by the 2007’s global crisis, the Basel Committee on Banking Supervision released in December 2010, a number of new principles in order to strengthen the financial market’s capital and liquidity adequacy. This package of measures was known as “Basel III Accord” and is based on three main objectives:

•                  improve the banking sector’s ability to absorb shocks arising from financial and economic stresses;

•                  improve risk management and governance and;

•                  strengthen banks’ transparency and disclosures.

Basel III was recently implemented in Brazil through the issuance of several enacting rules and regulations published by the relevant authorities. For more information/detail, see “Regulatory Overview—Banking Regulation—Capital Adequacy and Leverage”. The following table sets forth our capitalization as of December 31, 2012, 2011 and 2010.

	At December 31,(1)
	2012		2011		2010
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions of R$, except percentages)
Tier 1 capital	65, 213	19.3%	64,760	22.5%	64,429	25.5%
Tier 2 capital	5,070	1.5%	6,642	2.3%	7,433	2.9%
Tier 1 and 2 capital	70,283	20.8%	71,402	24.8%	71,862	28.4%
Required Regulatory Capital(2)	37,131	n.a	31,702	n.a	27.799	n.a

(1)         Disregarding the goodwill, the ratio is 17.7% at December 2012, 20.2% at December 2011 and 22.4% at December 2010.

(2)         Includes credit, market and operational risk capital required.

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

The following table sets forth the maximum potential amount of future payments under credit and financial guarantees.

	At December 31,
	2012	2011	2010
	(millions of R$)
Contingent liabilities
Financial guarantees and other securities	27,117	21,872	22,122
Documentary credits	946	700	441
Total contingent liabilities	28,063	22,572	22,563
Commitments
Loan commitments drawable by third parties(1)	106,754	98,553	93,472
Total commitments	106,754	98,553	93,472
Total	134,817	121,125	116,035

(1)         Includes the approved limits and unused overdraft, credit card and others.

F.    Contractual Obligations

Our contractual obligations at December 31, 2012 are summarized as follows:

	At December 31, 2012
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of R$)
Contractual Obligations
Deposits from the Brazilian Central Bank and credit institutions(1)	35,074	28,127	5,059	779	1,109
Customer deposits	188,595	101,513	63,230	17,609	6,243
Marketable debt securities	54,012	26,300	15,393	11,050	1,269
Subordinated liabilities	11,919	3,728	2,337	5,586	268
Total	289,600	159,668	86,019	35,024	8,889

(1)            Includes R$6,662 billion of repurchase agreements with maturity on January 2, 2013.

The above table does not reflect amounts that we may have to pay on derivative contracts. The amounts ultimately payable will depend upon movements in the financial markets. The aggregate fair value of all our derivative contracts at December 31, 2012 was R$674 million, compared to R$511 million at December 31, 2011.

In addition, we lease many properties under standard real estate lease contracts, which leases can be canceled at our option and include renewal options and escalation clauses. Total future minimum payments of non-cancelable operating leases as of December 31, 2012 was R$2,373.9 million, of which R$606.2 million matures in up to one year, R$1,511.3 million from one year to up to five years and R$256.4 million after five years. Additionally, we have contracts with indeterminate maturities totaling R$2.3 million per month.

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

In addition to those two administrative bodies, we also have another statutory body, the audit committee, which reports to the board of directors and was created and functions in accordance with the standards of the Brazilian Central Bank (CMN Resolution 3,198/04).

Board of Directors

The board of directors is the supervisory board of the Bank as set out in our by-laws and in applicable legislation. The board of directors is responsible for guiding the business of the Bank and its subsidiary and associated companies in Brazil.

Since September 2, 2009, and as provided for in our by-laws, the board of directors is comprised of a minimum of five members and a maximum of twelve members, elected at the shareholders’ meeting for terms of two years. A minimum of 20.0% of the members of the board of directors must be independent directors, as defined by Regulation Level 2 of the BM&FBOVESPA. The board of directors has a Chairman and a Vice Chairman each elected at the general shareholders’ meeting by majority vote.

The board of directors meets regularly four times a year and extraordinarily as often as required.

The current members of the board of directors were appointed at the ordinary and extraordinary shareholders’ meeting held on April 26, 2011, and the extraordinary shareholders’ meetings held on October 25, 2011 and October 31, 2012, including three independent directors. The term of the members of the board of directors will expire at the general shareholders’ meeting to be held in the first four months of 2013.

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

The following table presents the names, positions and dates of birth of the current members of our board of directors:

Name	Position	Date of Birth
Celso Clemente Giacometti	Chairman (Independent Member)	October 13, 1943
Marcial Portela Alvarez	Vice Chairman	March 24, 1945
Conrado Engel	Member	May 30, 1957
José Antonio Alvarez Alvarez	Member	January 6, 1960
José Manuel Tejón Borrajo	Member	July 11, 1951
José de Paiva Ferreira	Member	March 1, 1959
José Roberto Mendonça de Barros	Independent Member	February 7, 1944
Marília Artimonte Rocca	Independent Member	January 31, 1973
Viviane Senna Lalli	Independent Member	June 14, 1957

Below are biographies of the members of our board of directors.

Celso Clemente Giacometti. Mr. Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in business administration from the Faculdade de Economia São Luís and graduated with an accounting sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as a trainee and reviewer at Citibank. From 1963 to 2001 he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações and LLX Logística, and also served as member of the Fiscal Council of CTEEP/ISA—Transmissão Paulista. He was also the CEO of Souto Vidigal, a holding company and family office from 2004 to 2006. On February 3, 2010 he was elected as an independent member of the board of directors of Santander Brasil and in October 2011, he was appointed as our Chairman. He is the managing partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders and former board member of IBGC. Today, he also serves as President of the Statutory Audit Committee and Audit Committee at AMBEV.

Marcial Portela Alvarez. Mr. Portela was born in Spain.  He holds a master’s degree in Political Science from the Universidad Complutense de Madrid in Spain and a master’s degree in Sociology from the Catholic University of Louvain, in Belgium.  Mr. Portela was a Professor at the Sociology College, at Deusto University, in Spain, and member of the Executive Council at the Graduate School of Business from the Chicago University, in the United States of America. Mr. Portela began at Banco Santander España in 1998, as Executive Vice-President. Since 2010, he is President of Santander Brasil and General Director of Grupo Santander Mundial. He served as a member of Executive Committee of Telefonica S.A. (Spain) and as CEO of Telefonica International.  Mr. Portela was an entrepreneur of companies in the area of telecommunications and renewable energy business. He served as Executive Director of Corporación Bancaria España, S.A.—ARGENTARIA and member of the board of directors of Banco Español de Crédito S.A..  He served as Chairman of the Board of directors of Banco Exterior de España, S.A., in New York, Head of the United States of America and Latin America.

Conrado Engel. Mr. Engel is Brazilian and was born on May 30, 1957. He holds a degree in aeronautical engineering from the Instituto Tecnológico de Aeronáutica — ITA. He started his career in 1981 as management trainee of Citibank S.A., where he worked for seven years. From 1992 to 1997 he was the cards officer of Banco Nacional-Unibanco. In 1998 he was elected chief executive officer of Financeira Losango. In October 2003 he became responsible for the retail sector of HSBC in Brazil and was a member of its executive committee until the end of 2006. From January 2007 to May 2009 he was responsible for the retail sector of HSBC in the Asian-Pacific region, in Hong Kong. In May 2008 he was appointed group general manager and took office as chief executive officer of HSBC Brasil in June 2009, where he remained until March 2012. At Santander Brasil he is a senior vice president executive officer, responsible for the retail business of the bank.

José Antonio Alvarez Alvarez. Mr. Alvarez is Spanish and was born on January 6, 1960. He holds a bachelor’s degree in business economics science from Universidad Santiago de Compostela in Spain and a MBA from the University of Chicago’s Graduate School of Business. He started at Santander Spain in 2002 as the head of finance management and in November 2004 he was elected as chief financial officer. He served as financial director of Banco Bilbao Vizcaya Argentaria, S.A. in Spain from 1999 to 2002 and as financial director of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999. He was also chief financial officer for Banco Hipotecario, S.A. in Spain from 1993 to 1995 and vice president of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993. He was a member of the board of directors of Banco de Crédito Local S.A. from 2000 to 2002. Today he is a member of the board of directors of Santander Consumer Finance, S.A., the chairman of Santander de Titulización, SGFT, S.A., a member of the board of directors of Bolsa de Mercados Españoles, S.A. (BME) and a member of the board of directors of Santander Global Property, S.L.

José Manuel Tejón Borrajo. Mr. Tejón is Spanish and was born on July 11, 1951. He holds a bachelor’s degree in economics from the Universidad Complutense de Madrid in Spain. He started at Santander Spain in 1989 as head of general audit and since 2004 he has been responsible for the general audit division and administration control. Within the Santander Group, he also serves as the chairman of the board of directors of Banco de Albacete, S.A., the chairman of the board of directors of Cantabro Catalana de Inversiones, S.A., a member of the board of directors of Santander Securities Inc., the vice chairman of the board of directors of Santander Investments I, S.A., a director of Santander Holding Internacional, S.A., an officer of Santusa Holding, S.L., vice chairman of the board of directors of Santander Gestión, S.L., chairman of the board of directors of Administración de Bancos Latinoamericanos Santander, S.L. and chairman of the board of directors of Grupo Empresarial Santander, S.L.

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

José Roberto Mendonça de Barros. Mr. Mendonça is Brazilian and was born on February 7, 1944. He holds a bachelor’s degree, post-graduate and doctorate degree in economics from the University of São Paulo and a post-doctorate degree in economics from Yale University. He is currently a member of the board of directors of BM&FBOVESPA and Tecnisa, a member of the advisory board of Pão de Açúcar, of Grupo O Estado de São Paulo, of FEBRABAN, of Schneider Electric and of Link Partners. He is also a member of the consulting chamber of the Novo Mercado Project for BM&FBOVESPA. In September 2009 he was elected as an independent member of the Board of Directors of Santander Brasil. He was a member of the board of directors of GP Investments,

Fosfertil/Ultrafertil, Varig Participações em Transportes Aéreos, Frigorífico Minerva, Economia da FIESP, Companhia Energética de São Paulo, ELETROPAULO—Electricidade de São Paulo, CPFL—Companhia Paulista de Força e Luz, COMGAS—Companhia de Gás de São Paulo, and of the strategic committee of Companhia Vale do Rio Doce.

Marília Artimonte Rocca. Mrs. Marília Rocca is Brazilian and was born on January 31, 1973. She holds a degree in business administration from Fundação Getúlio Vargas de São Paulo and an MBA in management from Columbia Business School, New York. She attended the Executive Program - Family in Business at Harvard Business School, in Boston. Mrs. Rocca began her career in the operations department at Wal Mart Brasil, serving the company since its initial operations in Brasil until 1998. She managed third-sector organizations for six years and was also the co-founder and general director of Endeavor Brasil, a NGO leader of high-impact entrepreneurship and Fundação Brava, an organization focused on the promotion of public management. She started and developed part of the Family Office of the Lemann, Sicupira and Telles families. She is currently a partner director at Mãe Terra and Fibraxx, companies in the natural and organic products segment, where she has worked since the acquisition in 2007. She has been a member of the boards of directors of Totvs since 2001, Endeavor Brasil since 2005, and Santander Brasil since 2012. She was also a member of the board of directors of Grupo IBMEC from 2004 to 2008, having been appointed every year until now as a member of the Insper’s External Assessment Committee. She was selected for the program Henry Crown Fellowship of Aspen Institute, in which she has participated since 2006. In 2011, she was granted the business category Cláudia Award, the country’s most relevant award granted to women.

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

Executive Officers

Our executive officers are responsible for the management of the Bank.

Since April 27, 2010, and as provided for in our by-laws, our executive board is comprised of a minimum of two members and a maximum of seventy-five members, elected by our board of directors for terms of two years, one of them must be designated as our president, and the others may be appointed as senior vice-president executive officers, vice-president executive officers, investor relations officer, executive officers and officers without specific designation. Certain of our executive officers are also members of the boards of executive officers and boards of directors of our subsidiaries.

The executive officers shall meet as often as required by the CEO or by the officer designated by him. The current executive officers were elected at the board of directors meetings held on May 31, 2011, June 21, 2011, September 22, 2011, October 26, 2011, February 29, 2012, March 28, 2012 and December 19, 2012. The term of the executive officers will expire at the first board of directors meeting following the general shareholders’ meeting to be held in the first four months of 2013. Pursuant to Brazilian law, an acting officer retains his or her position until he or she is reelected or a successor is elected.

As a result of our agreement with BM&FBOVESPA to join the Level 2 segment of BM&FBOVESPA and of our adherence to Regulation Level 2 of the BM&FBOVESPA, our officers have, prior to taking, office executed an instrument of adherence to this regulation and our agreement with BM&FBOVESPA.

The following table presents the names, positions and dates of birth of our executive officers:

Name	Position	Date of Birth
Marcial Portela Alvarez(1)	Chief Executive Officer	March 24, 1945
Conrado Engel(1)	Senior Vice President Executive Office	May 30, 1957
Carlos Alberto López Galán(1)	Vice President Executive Officer	November 6, 1962
Ignacio Dominguez-Adame Bozzano(1)	Vice President Executive Officer	August 20, 1968
João Guilherme de Andrade So Consiglio(1)	Vice President Executive Officer	December 7, 1968
Lilian Maria Ferezim Guimarães(1)	Vice President Executive Officer	August 26, 1960
Luís Felix Cardamone Neto(1)	Vice President Executive Officer	March 16, 1964
Marco Antonio Martins de Araújo Filho(1)	Vice President Executive Officer	June 19, 1965
Oscar Rodriguez Herrero(1)	Vice President Executive Officer	October 4, 1971
Pedro Carlos Araújo Coutinho(1)	Vice President Executive Officer	April 2, 1966
Pedro Paulo Longuini(1)	Vice President Executive Officer	June 7, 1957
José Roberto Machado Filho	Executive Officer	August 25, 1968
Luciane Ribeiro	Executive Officer	June 7, 1963
Manoel Marcos Madureira	Executive Officer	December 30, 1951
Jose Alberto Zamorano Hernandez	Executive Officer	May 9, 1962
Amancio Acúrcio Gouveia	Officer	March 31, 1963
Ana Paula Nader Alfaya	Officer	August 7, 1971
Antonio Pardo de Santayana Montes	Officer	November 5, 1971
Carlos Alberto Seiji Nomoto	Officer	November 28, 1969
Cassio Schmitt	Officer	April 23, 1971
Cassius Schymura	Officer	February 19, 1965
Clovis Hideaki Ikeda	Officer	September 23, 1963
Ede Ilson Viani	Officer	September 5, 1967
Eduardo Müller Borges	Officer	September 12, 1967
Fernando Diaz Roldán	Officer	October 7, 1965
Flávio Tavares Valadão	Officer	July 1, 1963
Gilberto Duarte de Abreu Filho	Officer	August 7, 1973
Gilson Finkelsztain	Officer	December 22, 1972
Jamil Habibe Hannouche	Officer	June 23, 1960
Jean Pierre Dupui	Officer	September 23, 1968
Luiz Felipe Taunay Ferreira	Officer	March 18, 1967
Mara Regina Lima Alves Garcia	Officer	December 28, 1966
Marcelo Audi	Officer	January 18, 1967
Marcelo Zerbinatti	Officer	February 5, 1974
Marcio Aurelio de Nobrega	Officer	August 23, 1967
Maria Eugênia Andrade Lopez Santos	Officer	January 23, 1966
Mauro Siequeroli	Officer	March 24, 1957
Miguel Angel Albero Ocerin	Officer	February 23, 1960
Nilo Sérgio Silveira Carvalho	Officer	February 26, 1961
Nilton Sergio S. Carvalho	Officer	January 1, 1957
Ramón Sanchez Díez	Officer	October 29, 1968
Reginaldo Antonio Ribeiro	Officer	May 19, 1969
Roberto de Oliveira Campos Neto	Officer	June 28, 1969
Ronaldo Yassuyuki Morimoto	Officer	May 5, 1977
Sergio Gonçalves	Officer	August 7, 1956
Thomas Gregor Ilg	Officer	September 12, 1968
Wilson Luiz Matar	Officer	November 28, 1958

(1)         Member of the executive committee, which is a non-statutory committee involved in making policy decisions related to business management and operational support, human resources, allocation of capital and major technological, infrastructure and services projects.

Set forth below are biographies of our executive officers.

Marcial Portela Alvarez. See board of directors’ biographies.

Conrado Engel. See board of directors’ biographies.

Carlos Alberto López Galán. Mr. Galán is Spanish and was born on November 6, 1962. He holds a bachelor’s degree in business economics science from Universidad Autónoma de Madrid in Spain and a master’s degree in financial markets from Universidad Pontifícia Comillas in Spain. As one of our vice-president executive officers, he has been responsible for the financial area. He is also the investor relations officer and chief financial officer. He started at the Santander Group as an analyst in November 1986, and in 1995 he became the controller for Santander Financial Products. From July 1997 to January 1999 he served as vice-president of Santander Investment Mexico. Mr. Galán also served from July 1999 to August 2006 as chief financial officer and operating officer and a board member for the following companies: Santander Brasil, Afore S.S., Gestora S.S., Aseguradora S.A., Casa de Bolsa and Universia. He served as a board member for the Grupo Financeiro Santander Serfin and for the following companies: Altec (currently Isban), Universia, Proaquanima, Banco Santander Serfin, Casa de Bolsa, Afore S.S., Gestora S.S. and Aseguradora S.A. He is also vice-president officer of Banco Bandepe S.A., executive officer of Atual Companhia Securitizadora de Créditos Financeiros and administrative officer of Norchem Participações e Consultoria S.A. He is also member of the board of directors of Santander Leasing S.A. Arrendamento Mercantil, Zurich Santander Brasil Seguros e Previdência S.A., Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Ignacio Domínguez-Adame Bozzano. Mr. Bozzano is Spanish and was born on August 20, 1968. He holds a degree in Economics and Business Sciences with specialization in Finance from Universidad Complutense de Madrid. He holds an MBA from the University of Houston. He joined the Santander Group in 1994, initially developing activities in the area of Global Banking & Markets and with M&A, Project Finance and Leveraged Finance teams. From August 2006 to February 2007 he served as a Managing Officer at Banco Santander Central Hispano, SCH Investment (Spain), where he was responsible for the area of structured transactions. From February 2007 to April 2009 he served as a Managing Officer at Banco Santander Central Hispano. From 1991 to 1992, he worked in the department of investment analysis of Dragados y Construcciones S.A. (Spain). As one of our executive vice-presidents, he is responsible for our global wholesale banking operations, including Global Banking & Markets. He is also an executive officer of REB Empreendimentos e Administradora de Bens S.A.

João Guilherme de Andrade So Consiglio.Mr. Consiglio is Brazilian and Italian and was born on December 7, 1968. He holds a degree in economics from Universidade de São Paulo and a Post Laurea from Universitá Degli Studi di Genova, Italy, Facoltá di Economia e Commercio. As one of our executive vice-presidents, he is currently responsible for our corporate clients. He was an economist at Bunge (Serfina S.A. Adm. e Participações) from 1990 to 1994, a manager of the economics department of Santista Corretora S.A. CVM from 1994 to 1995 and has been with Santander Brasil and/or Banco Real since 1995. He started as a corporate banking manager, then assumed corporate development and private equity functions until 2005, when he became responsible for product management and development for the entire country. He became head of global transaction products in Brazil in 2008, and in 2010 assumed his current responsibilities. He served as a member of the board of directors at CBSS (Visa Vale) until 2008, and as a member of the board of directors of Câmara Interbancária de Pagamentos - CIP and member of the Conselho Superior of FUNCEX until 2010. He is also member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

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

Luis Felix Cardamone Neto. Mr. Cardamone is Brazilian and was born on March 16, 1964. He studied business administration at Fundação Lusíadas - Faculdade de Administração de Empresas de Santos. As one of our executive vice-presidents, he is responsible for the financial area and is responsible for the Individual and Corporate Segments Retail Products and Insurance. He was a sales assistant of Banco Antônio de Queiroz from 1982 to 1985, manager of Banco Comind in 1985, chief in administration services and manager of Banco Itaú S.A. from 1985 to 1987, and worked at Banco Real from 1988 to 2009. Currently, he is also a chief executive officer of Aymoré Crédito, Financiamento e Investimento S.A., and Webmotors S.A., officer of institutional relations and member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e

Investimento RCI Brasil, officer and member of the board of directors of Santander Leasing S.A. Arrendamento Mercantil and executive officer of Santander Brasil Administradora de Consórcio Ltda. and Banco Bandepe S.A.

Marco Antonio Martins de Araújo Filho. Mr. Araújo is Brazilian and was born on June 19, 1965. He holds a law degree from Universidade de Brasília and a Master’s Degree (LLM- Master of Laws) in International Business and Trade Law from Fordham University in New York. He is admitted to practice law in Brazil (since 1988) and in the State of New York (since 1993). Mr. Araújo has more than 20 years of legal experience. He was a partner of Araújo & Castro Advogados in 1988, a parliamentary advisor from 1989 to 1991 and a senior lawyer for Banco Itaú BBA S.A. from 1994 to 2003. He joined ABN AMRO in 2003, and was ABN AMRO’s Latin America General Counsel and an executive officer of Banco Real, covering eight countries in Latin America, including Brazil. Since 2008, he is part of the Santander Brasil Group. Today, as one of the executive vice-presidents of Banco Santander (Brasil) S.A., he is in charge of our corporate affairs department, which includes the Legal, Compliance, Money Laundering Prevention and institutional Public Policy. At the Santander Group, he is also an executive officer at Aymoré Crédito, Financiamento e Investimento S.A., at Banco Bandepe S.A. and at Ablasa Participações S.A; a member of the board of directors of Mantiq Investimentos Ltda.; a member of Statutory Audit Committee of SANTANDERPREVI — Sociedade de Previdência Privada; and as a member of Trustee Council of Fundação Santander. Between 2007 and 2011, he was the counselor of the National Financial System, where he represented the ANBIMA — Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, where he had been working, for the last two years, as its vice-president. Since 2012, he has represented Santander Brasil at FEBRABAN — Federação Brasileira de Bancos, as executive officer, and he is also a member of Self-Regulation Council of FEBRABAN.

Oscar Rodriguez Herrero. Mr. Rodriguez is Spanish and was born on October 4, 1971. He holds a bachelor’s degree in business administration from the Colégio Universitário de Estúdios Financieros in Madrid, Spain and an MBA from Northwestern University’s Kellogg School of Management in Chicago, Illinois. As one of our executive vice-presidents, he is the head of our risk management area. He served as an analyst of credit risk of Santander Investment in Spain from 1994 to 1998. He was a consultant at McKinsey & Co in the United States and Spain from 2000 to 2004. Mr. Rodriguez also served as credit risk officer of the wholesale banking and corporate areas of Santander Brasil from 2004 to 2006. Currently, he is the chief executive officer of Atual Companhia Securitizadora de Créditos Financeiros, an executive officer of Banco Bandepe S.A. and officer of Santander Participações S.A. and Santander Brasil Advisory Services S.A. He is also member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil, Companhia de Crédito, Financiamento e Investimento RCI Brasil, and Mantiq Investimentos Ltda.

Pedro Carlos Araújo Coutinho. Mr. Coutinho is Brazilian and was born on April 2, 1966. He holds a degree in business administration from the Instituto Superior de Ciências, Letras e Artes de Três Corações - INCOR - MG, a postgraduate degree in financial administration from Fundação Dom Cabral and an MBA with a focus on marketing from Instituto de Ensino e Pesquisa - INSPER. As one of our executive vice-presidents, he is responsible for the points of sale of Santander Brasil. He was responsible for the small and middle companies segment at Banco Nacional S.A. from 1983 to 1995, was a retail manager of Unibanco S.A. from 1995 to 1997 and has been an Executive Vice President of Santander Brasil since 1997.

Pedro Paulo Longuini. Mr. Longuini is Brazilian and was born on June 7, 1957. He holds a degree in mechanical engineering from the Instituto Tecnológico de Aeronáutica. He was a vice-president of Citibank S.A. from 1985 through 1996. Mr. Longuini joined Banco Real in 1996 as controller and in 1999 he became the executive officer of operations and financial control. Mr. Longuini was vice-president of Banco Real from 2003 to 2009. As one of our executive vice-presidents, he is responsible for the means area. In 2011 he became responsible for the corporate project for liquidity control of Santander Spain.

José Roberto Machado Filho. Mr. Machado is Brazilian and was born on August 25, 1968. He holds a degree in electrical engineering from the Faculdade de Engenharia Industrial (FEI) in São Paulo and has a master’s degree in business, economics and finance from the Universidade de São Paulo. As one of our executive officers, he is responsible for real estate business. He was an engineer for Keumkang Limited from 1990 through 1991, a foreign exchange manager from 1992 through 1995 and a manager of emerging markets trading desk from 1992 through 1996 of Banco CCF Brasil S.A. He was also an executive officer of Banco Rabobank Internacional Brasil S.A. from 1998 through 2003 and was an executive officer of Banco Real from 2003 to 2009. Currently he is an executive officer of Banco Bandepe S.A., Santander Brasil Asset Management DTVM S.A., Webmotors S.A. and CRV -

Distribuidora de Títulos e Valores Mobiliários. He is also the vice-president of the ABECIP and a member of the board of directors of Companhia Brasileira de Securitização - Cibrasec.

Luciane Ribeiro. Ms. Ribeiro is Brazilian and was born on June 7, 1963. She holds a degree in economics from Fundação Armando Alvares Penteado. As one of the executive officers of Santander Brasil, she is currently responsible for our Asset Management operations. She started her career in the financial markets at BankBoston in 1983. In 1985, she moved to Banco Safra where she spent more than 20 years as wealth manager of shareholder assets and in 2002 was elected Executive Director for the Asset Management Unit. In 2006, Ms. Ribeiro became CEO for Latin America of ABN AMRO Asset Management. Ms. Ribeiro was chosen to take office as CEO of Santander Brasil Asset Management DTVM S.A. in 2008, where she was responsible for the integration of asset management units of Banco Real and Santander Brasil. Ms. Ribeiro also coordinates ANBIMA’s Data Base Commission and Investment Funds Commission and is the president of the Ethical Fund Board.

Manoel Marcos Madureira. Mr. Madureira is Brazilian and was born on December 30, 1951. He holds a bachelor’s degree in industrial engineering from the Universidade de Taubaté in São Paulo and a degree in administration from the Tokyo International Center in Japan. From 1976 to 2005 he worked in the motor business, when he worked as institutional relations and communication officer at Fiat Automóveis and Mercedes Benz do Brasil. From 1998 to 2005 he was also vice-president of the Associação de Fabricantes de Veículos Automotores and president of the Associação de Engenharia Automotora. In 2006 he was elected as vice-president of the corporate affairs department of Santander Brasil and in 2007 he took charge of the vice presidency of Federação Brasileira de Bancos. In 2008 he was sent to Santander Spain, as communication officer for Latin America, where he remained until September, 2012. In October 2012 he returned to Brazil to be in charge of the Corporate Communication and Institutional Relations departments of Santander Brasil.

José Alberto Zamorano Hernandez. Mr. Zamorano is Spanish and was born on May 9, 1962. He received a degree in business studies from the Universidad Complutense de Madrid. Mr. Zamorano began his career at Santander Spain as manager of the internal audit area from 1995 to 2002, where he was responsible for the credit risk audit in regional units of Galícia, Alicante and Castilla La Mancha. From 2002 to 2005 Mr. Zamorano was superintendent of internal audit of Santander Brasil and executive officer of internal audit in Grupo Financeiro Santander México. As one of our officers, Mr. Zamorano is responsible for our internal audit area.

Amancio Acúrcio Gouveia. Mr. Gouveia is Brazilian and was born on March 31, 1963. He holds a degree in accounting from the Universidade Santa Úrsula. As one of our officers, he is responsible for financial transactions. He was an audit manager for KPMG until 1991, accounting manager of Unibanco - União de Bancos Brasileiros S.A. from 1991 to 1999, supervisory manager of BankBoston Banco Múltiplo S.A. from 1999 to 2001 and has been an accounting controlling manager of the Santander Group since 2001. Currently, he is also an officer of Santander Leasing S.A. Arrendamento Mercantil, an executive officer of Atual Companhia Securitizadora de Créditos Financeiros, Santander Capitalização S.A., Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A. and administrator of Santander Brasil Administradora de Consórcio Ltda. He is also member of the Fiscal Council of Companhia Energética de São Paulo.

Ana Paula Nader Alfaya. Ms. Nader is Brazilian and was born on August 7, 1971. She holds a degree in publicity and advertising from the Universidade Paulista in São Paulo and a postgraduate degree in communications from the Escola Superior de Propaganda e Marketing. From 1996 to 1997, she served as Marketing and Internal Communication Manager , at Unibanco. She served as Credit Card’s Communication Manager from 1997 to 1998 at Bank Boston and after that, as Strategy and Planning Marketing Manager, from 1998 to 2000, still at Bank Boston. She served as Planning Marketing and Research Manager, from 2000 to 2003 at Banco ABN AMRO Real S.A., and as Retail Marketing Manager, from 2003 to 2004, on the same year she became a superintendent of Strategy Marketing Department for the retail. From 2005 to 2010 she served as executive superintendent of Brand, Research and Marketing Department and, since 2011 she’s been serving as senior executive superintendent of Brand and Marketing department.

Antonio Pardo de Santayana Montes. Mr. Pardo de Santayana is Spanish and was born on November 5, 1971. He holds a degree in economics and a law degree from the Universidade Pontifícia Comillas in Icade. As one of our officers, he is responsible for risk approval in GB&M and Corporate clients. He was a consultant at PricewaterhouseCoopers from 1995 to 1998, senior risk analyst for Santander Central Hispano/Santander Investment from 1998 to 2000, senior manager of Monitor Company from 2000 to 2005 and returned to the Santander Group in 2005. Since then and until joining Santander Brasil in 2009, he worked in the Wholesale Risk

Area as Deputy Head and was seconded to ABN AMRO in the de-merger process after its acquisition. He is also an executive officer of Atual Companhia Securitizadora de Créditos Financeiros.

Carlos Alberto Seiji Nomoto. Mr. Nomoto is Brazilian and was born on November 28, 1969. He holds a degree in business administration from the Escola Superior de Administração de Negócios and an MBA in Marketing from the Insper. He acts as executive superintendent of the sustainable development department since 2002, being in charge of the management of projects and programs related to the area. From 1994 to 1997 he served as private banking manager and call center manager at Banco Real. In 1999 he was investment manager of Lloyds Bank. In 2000 he was strategic planning manager of Grupo EDP — Eletricidade de Portugal. In 2001 he served as segment manager of Banco Real.

Cassio Schmitt. Mr. Schmitt is Brazilian and was born on April 23, 1971. He holds a degree in economics from the Universidade Federal do Rio Grande do Sul, a master’s degree in corporate economics from the Fundação Getúlio Vargas in São Paulo and a master’s degree in business administration from the Sloan School of Business, Massachusetts Institute of Technology (MIT). He was treasury economist for Banco de Crédito Nacional S.A. from 1995 to 1996, and senior economist for UNIBANCO — União de Bancos Brasileiros S.A. from 1996 to 1999. He was member of the leveraged finance team of UBS Warburg in 2000, project finance superintendent of UNIBANCO from 2001 to 2003 and corporate banking superintendent of UNIBANCO Representative Office in New York from 2003 to 2004. He served as a member of the M&A/Project Finance team of Santander Brasil in 2004, and became responsible for project finance in Brazil in 2005. In 2010, he was responsible for the areas of acquisition finance and syndicated lending. Today he is responsible for the Global Transaction Banking (GTB) area and has as goal to continue promoting business growth and development of products GTB franchise in Brazil.

Cassius Schymura. Mr. Schymura is Brazilian and was born on February 19, 1965. He holds a degree in electrical engineering from the Pontifícia Universidade Católica in Rio de Janeiro and an MBA from the Fundação Dom Cabral. As one of our officers, he is responsible for the acquirer and cards area. He was the investment products manager for Banco Nacional S.A. from 1989 to 1991, products and marketing manager of Cardway Processamento from 1991 to 1994, products manager of Cartão Nacional from 1994 to 1996, marketing and products supervisory manager of Unicard Banco Múltiplo S.A. from 1996 to 1999, a senior associate at Booz Allen & Hamilton in 1999, a board member and the president officer of Idéiasnet S.A. from 2000 to 2001, the general manager of SOFTCORP from 2001 to 2004 and has been with the Santander Group since 2004. Currently he is also chairman of the board of directors of Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima.

Clovis Hideaki Ikeda. Mr. Ikeda is Brazilian and was born on September 23, 1963. He holds a degree in business administration from the Universidade de São Paulo. As one of our officers, Mr. Ikeda is responsible for GB&M — Large Corporate Transaction Banking. From January 1989 to October 1992, he served as the corporate relationship manager of Citibank S.A., and was in charge of the origination and structuring of commercial and investment banking operations. From October 1992 to April 1993, he also served as the corporate relationship manager of Banco Norchem S.A. From April 1993 to February 1996, he served as corporate finance manager of Banco ING Barings and joined Santander Brasil in March 1996, serving as manager for corporate client relationships, executive manager for corporate client relationships, executive manager for Brazilian trade finance and managing director of Brazilian global transaction banking.

Ede Ilson Viani. Mr. Viani is Brazilian and has Italian citizenship. He was born on September 5, 1967 and holds a degree in accounting and an MBA from the Instituto de Ensino e Pesquisa - INSPER. He was an auditor of Banco Itaú S.A. from 1986 to 1990, and he started as a senior auditor of BankBoston S.A. He worked for 17 years at BankBoston acting subsequently as Credit Risk Officer for medium, corporate and large corporate companies, Managing Director for Lending Products and Managing Director for SME Business Banking. He joined Santander Brasil in 2007 as Director for Small Business Banking and has been responsible for Retail Banking Risk Management since July 2010.

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

Fernando Diaz Roldan. Mr. Roldan is Spanish and was born on October 7, 1965. He holds a bachelor’s degree in physics and a specialisation degree in applied physics from Universidad Autónoma de Madrid. He also holds a postgraduate degree in business management from IESE Business School, Universidad de Navarra. Mr. Roldan started his career working in the commercial department. In 1994 he moved to the IT management division. From 1996 to 2001 he worked for IT companies such as: Vida Britânica SAE, Rhône-Poulenc Rorer and Ibéria SA SITEL Teleservices. In 2001 he joined Grupo Endesa, where he worked as general officer/operations officer of Mundívia and corporate infrastructure officer of the telecommunication and systems division. In 2006 he was invited to be part of Santander Group, acting as corporate services officer of Produban Serviços de Informática S.A., where he managed production services for global business units of the group (global banking & markets, asset management, insurance, cards). Today he is responsible for the technological infrastructure operation of Santander Group in Brazil, Chile and Argentina. Since November, 2012, he has been CIO of Santander Brasil.

Flávio Tavares Valadão. Mr. Valadão is Brazilian and was born on July 1, 1963. He holds a degree in electrical engineering from the Escola de Engenharia Mauá, an accounting and finance degree from the Instituto Brasileiro de Mercado de Capitais and a master’s in electrical engineering from the University of Lille in France. As one of our officers, he is responsible for the corporate finance area. He was a corporate finance officer for Banco Paribas from 1990 to 1998 and he joined Banco Real in 1998.

Gilberto Duarte de Abreu Filho. Mr. Abreu is Brazilian and was born on August 7, 1973. He holds a degree in industrial engineering from the Universidade de São Paulo and an MBA from the Massachusetts Institute of Technology in Cambridge, Massachusetts. As one of our officers, he is responsible for individual and business segments. Before joining Santander Brasil, Mr. Abreu was a senior manager at McKinsey & Company, leading projects in both the financial and retail areas.

Gilson Finkelsztain. Mr. Finkelsztain is Brazilian, and holds a bachelor’s degree in civil engineering from the Catholic University of Rio de Janeiro and an Advanced Management Programme degree from INSEAD (Institut Européen d’Administration des Affaires). He has 17 years of experience in finance. Mr. Finkelsztain worked for Bank of America Merrill Lynch from 2010 to 2011, as director of sales for investment banking. Between 2007 and 2010 he worked at JP Morgan Chase, where he was responsible for derivatives, and also held the positions of chief executive officer and statutory director. He also worked at Citigroup from 1995 to 2007, in São Paulo, Mexico and New York, where he held several positions, including assistant vice president, deputy superintendent, chief executive and director covering the activities of a trader, structuring transactions, corporate sales and treasury. As one of our officers, he is responsible for rates.

Jamil Habibe Hannouche. Mr. Hannouche is Brazilian and was born on June 23, 1960. He holds a degree in mechanical engineering from the Universidade Mogi das Cruzes - UMC, a specialization degree in finance and a master’s degree in business administration from Instituto de Ensino e Pesquisa - INSPER. As one of our officers, he is responsible for the universities area, including Universia Brasil S.A.’s management. He was a sales officer at Banco Nacional S.A. from 1983 to 1995, retail officer of Unibanco - União de Bancos Brasileiros S.A. from 1997 to 2000 and has worked in the universities sector of Santander Brasil since 2007.

Jean Pierre Dupui. Mr. Dupui is Brazilian and was born on September 23, 1968. He holds a bachelor’s degree in Economics and a specialization degree from the University of Boston, USA. Today he is responsible for the Corporate & Investment Bank (CIB) of Santander Brasil. From 1992 to 1998 he worked at the structured finance and trade finance department of Lloyds TSB Group in São Paulo and London. From 1998 to 2001 he worked at the structured finance department of Citigroup Brasil. From 2001 to 2004 he worked for BBVA Brasil in the debt capital markets department. From 2004 to 2006 he was corporate finance officer at Citigroup New York and São Paulo. He started his career in Santander Group in 2006, where he took charge of credit markets department of Santander Brasil. From 2009 to 2012 he was responsible for global transaction banking of Santander in Madrid.

Luiz Felipe Taunay Ferreira. Mr. Ferreira is Brazilian and was born on March 18, 1967. He holds a degree in business administration from the Fundação Getúlio Vargas, a degree in economics from the Universidade de São Paulo and a master’s degree in economics from the Universidade de São Paulo. Mr. Ferreira is also a CFA charter holder. As one of our officers, he works in the investors’ relations department. He was a trader for Banco ING Brasil from 1994 to 1996 and head of equity derivatives market risk management at ING Barings, London from 1996 to 1998. He joined Banco Real in 1998 and has been with the Santander Group ever since. Currently he is an executive officer of Aymoré Crédito, Financiamento e Investimento S.A. and Banco Bandepe S.A.; and an officer of Santander Leasing S.A. Arrendamento Mercantil.

Mara Regina Lima Alves Garcia. Ms. Garcia is Brazilian and holds a bachelor’s degree in Law from the Faculdades Metropolitanas — FMU, a postgraduate degree in Financial Law from the IBMEC - Instituto Brasileiro de Mercado de Capitais, and a master’s degree in International Economic Law from the Pontifícia Universidade Católica de São Paulo — PUC. She was legal manager of Banco Inter-Atlântico S.A. from 1996 to 2000 and a senior lawyer of Banco Itaú BBA S.A. from 2000 to 2006. She joined Santander Brasil in 2006 as executive superintendent of the legal wholesale area. As one of our officers, she is responsible for the legal consulting area and serves the wholesale and retail areas; member of the legal committee of FEBRABAN and ABBI.

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

Marcelo Zerbinatti. Mr. Zerbinatti is Brazilian, born on February 5, 1974. He holds a degree in Business Administration from FMU - SP, a post-graduate degree in Negotiation from Fundação Getúlio Vargas and holds a master’s degree in Planning from PUC - SP. He worked at Banco Bradesco S.A. from 1988 to 1992 as Head of Service, at Bank of Boston from 1992 to 1994 as Coordinator of Foreign Exchange, at Banco Real from 1994 to 2006 as Project Superintendent and since 2006 has served as our Senior Organization Executive Superintendent responsible for Process and Management of Changes. As one of our officers, he is responsible for organization and process.

Marcio Aurelio de Nobrega. Mr. Nobrega is Brazilian and was born on August 23, 1967. He holds a degree in business administration and economics from the Faculdade Santana. As one of our officers, he is responsible for the corporate operations, technology and global business operations area. He joined Banco Real in 1982 and has worked for Santander Brasil ever since.

Maria Eugênia Andrade Lopez Santos. Ms. Santos is Brazilian and Spanish and was born on January 23, 1966. She holds a degree in economics from the Universidade da Bahia and a postgraduate degree from Fundação Getúlio Vargas. As one of our officers, she is responsible for private banking. She is also an executive officer of Santander Participações S.A.

Mauro Siequeroli. Mr. Siequeroli is Brazilian and was born on March 24, 1957. He holds a degree in business administration from Fundação Getúlio Vargas and a postgraduate degree in industrial resources and general administration also from Fundação Getúlio Vargas. As one of our officers, he is responsible for the corporate resources area. He was an operations officer for Banco Crefisul S.A. from 1985 through 1994, a products officer for Banco BMC from 1995 to 1998, the operations officer for Banco Bandeirantes S.A. from 1999 to 2000 and joined Santander Brasil in 2001. Currently, he is also an executive officer of Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros.

Miguel Angel Albero Ocerin. Mr. Albero is Spanish and was born on February 23, 1960. He graduated in Economics Sciences and Business Administration and holds a master’s degree in Financial Markets from Centro Internacional Carlos V (UAM). During his career he has developed management activities in the management of financial resources and human capital in sectors of financial intermediation, asset management, product structuring, business development, development of financial markets and customer relationships. Most of his professional activity has been developed at Grupo CM Capítal Markets (ABN AMRO Group), where he held different executive positions in the companies of the group. He has been part of Santander Group since 2007, responsible for the area of Capital Structuring (GB&M), which includes the promotion of renewable energy projects, energy efficiency and carbon financing. As one of our officers he is currently responsible for the equity treasury and equity derivatives area, as well as the brokerage area.

Nilo Sérgio Silveira Carvalho. Mr. Carvalho is Brazilian and was born on February 26, 1961. He holds a degree in business administration from the UniSantos — Universidade Católica de Santos and an MBA from Fundação Getúlio Vargas and Moroco Associados. As one of our officers, he is responsible for the retail individual customer area. He was a products officer for Unibanco - União de Bancos Brasileiros S.A. from 1994 to 1998, retail and technology officer for Santander Brasil from 1998 to 2004, executive officer of Medial Saúde S.A. from 2004 to 2008 and our retail officer since 2008. Currently he is also an executive officer of Santander Capitalização S.A., and officer of Santander Brasil Administradora de Consórcio S.A.

Nilton Sergio S. Carvalho. Mr. Nilton Carvalho is Brazilian and was born on January 1, 1957. He holds a bachelor’s degree in electric production engineering from the Faculdade de Engenharia Industrial. Mr. Carvalho has been engaged in the banking business since 1981. From 1981 to 2005 he worked at Unibanco in several different departments. From 2005 to 2008, he served as operations officer at Olé Financiamentos. During 2008, he was responsible for the O&M department at Santander Brasil and until August, 2009, he was responsible for the operation structure at Aymoré Financiamentos. Today he is responsible for the department of operations for individuals.

Ramón Sanchez Díez. Mr. Díez is Spanish and was born on October 29, 1968. He holds a degree in economics from the Universidad Autónoma de Madrid. As one of our officers, he is responsible for commercial management. He served as a financial analyst for Santander Brasil’s New York branch from 1992 to 1997 and as an officer for strategy and analysis for Latin American banks at Santander Brasil from 1997 to 2003. He was an officer for strategy and investor relations for Santander Brasil from 2004 to 2006.

Reginaldo Antonio Ribeiro. Mr. Ribeiro is Brazilian and was born on May 19, 1969. He holds a degree in economics from the Universidade Estadual de Campinas, an accounting degree from the Universidade Paulista and an MBA from the FIPECAFI (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras), Universidade de São Paulo. As one of our officers, he is responsible for tax issues, tax planning strategies and corporate restructuring processes. He served as a manager for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1990 to 2001. He was also a member of the fiscal counsel of Companhia Energética de São Paulo and AES TIETÊ from 2002 to 2006. He is an executive superintendent of Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros, chief executive officer of REB Empreendimentos e Administradora de Bens S.A., executive officer of Aquanima Brasil Ltda. and Atual Companhia Securitizadora de Créditos Financeiros; and officer of Santander Participações S.A., Santander Brasil Advisory Services S.A., and Norchem Participações e Consultoria S.A.

Roberto de Oliveira Campos Neto. Mr. Neto is Brazilian and was born on June 28, 1969. He holds a bachelor’s degree in Economics and a post graduate degree in Economics with specialization in Finance from the University of California, Los Angeles (UCLA) and holds a master’s degree in Applied Mathematics from Caltech. He worked at Banco Bozano Simonsen from 1996 to 1999, where he served as Operator of Derivatives of Interest and Foreign Exchange (1996), Operator of External Debt (1997), Operator of the Area of Stock Exchanges (1998) and Head of Area of International Fixed Income (1999). From 2000 to 2003 he worked as Head of International Area and Fixed Income at Santander Brasil. In 2006 he served as Portfolio Manager of Claritas. He joined in 2004 to serve as Operator. Currently he is responsible for the proprietary trading, local and international market making area.

Ronaldo Yassuyuki Morimoto. Mr. Morimoto is Brazilian and was born on May 5, 1977. He holds a bachelor’s degree in Economics from the School of Economics of the Universidade de São Paulo. He has been responsible for the area of ALM (Assets and Liabilities Management) / Financial Management and member of the administration of asset and liability committee (Financial Committee Local and Global Brazil) since 2006. He joined Santander Brasil in 2001, working in different areas such as Governments & Institutions, Products, Finance & Accounting, Basel II Project and Wholesale Financial Control. He began his career at Banco América do Sul in the area of credit risk in 1998, then worked at Citibank S.A. from 1998 to 2000 and AT&T Latin America from 2000 to 2001. He is currently a member of the Supervisory Committee of the FGC.

Sérgio Gonçalves. Mr. Gonçalves is Brazilian and was born on August 7, 1956. He holds a degree in economics from Fundação Armando Álvares Penteado and a master’s degree in executive business administration from the Universidade de São Paulo. As one of our officers, he is responsible for the government and institutions area. He was an officer of Banco Crefisul from 1987 to 1994 and product officer of Nossa Caixa from 1995 to 2000. He was also an officer of Banco do Estado de São Paulo S.A. - Banespa from 2001 to 2004.

Thomas Gregor Ilg. Mr. Thomas Gregor Ilg is Brazilian, and was born on September 12, 1968. He holds a bachelor’s degree in agricultural engineering from the Universidade Estadual de Campinas - UNICAMP, and took a post-graduate course in business administration at the Fundação Getúlio Vargas (CEAG). He has been engaged in the financial markets for over 21 years, including 12 years with Santander Brasil and 10 years with The First National Bank of Boston, where he first joined as trainee serving the Risks and Business areas. At Santander Brasil he was responsible for the corporate business area, and then he assumed the area of treasury for corporate, business, and private customers. Currently he is responsible for the corporate risk area of Santander Brasil.

Wilson Luiz Matar. Mr. Matar is Brazilian and was born on November 28, 1958. He holds a degree in civil engineering from the Polytechnic School of USP and Business Administrator graduate and post-graduate degrees from the FEA - Faculdade de Economia e Administração - USP. He worked at Santander Group for seven years in the controller area, responsible for management information and budget, and for five years he has been responsible for risks of solvency in the executive vice presidency of credit and market risks, where he is charged with control and monitoring our credit portfolios. As one of our officers, he is currently responsible for risk solvency.

B.            Compensation

Compensation of Directors, Executive Officers and Members of Audit Committee

Our shareholders establish the maximum annual aggregate compensation of our directors and officers at the annual shareholders’ meeting. Compensation of the members of our audit committee is established by our board of directors. Under Brazilian law, we are required to disclose the highest, lowest and average compensation of our directors, members of the audit committee and officers without indicating any individual name. However, members of the Brazilian Institute of Finance Executives (Instituto Brasileiro de Executivos de Finanças — IBEF), of which we are part, were granted an injunction on March 2, 2010 allowing us not to disclose this information.

Shareholders at the general shareholders meeting held on April 25, 2012 set the 2012 total annual compensation for our directors and executive officers at a total up to R$300 million, which included the value of stock and option compensation. The approved amount also includes amounts for pension reserves and pension plans. The meeting of the board of directors held on March 23, 2012 approved compensation for the audit committee in the amount of R$3.9 million for a twelve-month period beginning March 24, 2012. Due to the increasing number of executives, according to market practices and individual performance in 2012, members of our board of directors and executive officers received a total of approximately R$208.6 million for their services. In 2012, members of our audit committee received a total of approximately R$2.0 million.

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

As approved by our board of directors at the meeting held on December 23, 2009, we indemnify our directors and executive officers and members of the Audit Committee from claims arising during the time they are our directors or officers, exclusively related to court or administrative costs and attorneys’ fees, except in cases of bad faith, gross negligence, willful misconduct or mismanagement by our directors or executive officers. This indemnity was also granted to the members of the audit committee and the compensation and appointment and compensation committee.

Compensation Plan Overview

The Bank has three programs for long-term compensation: the Deferral Program, the Local Long-Term Incentive Program (SOP, PSP and SOP 2014) and the Global Long-Term Incentive Program (PI09, PI10/PI11/PI12 / PI13 and Pl14).

Executive officers and executives in key positions are eligible to participate in these plans. Plans last three years, promoting a commitment to the long-term results of the Bank. Members of the board of directors can participate in these plans only if they are executive officers.

In the Deferral Program we have three plans: one for each fiscal year 2010, 2011 and one for fiscal year 2012, in which statutory officers, officers in positions of management and other employees eligible for the program will receive part of the variable remuneration of the year in deferred time.

In the Local Long-Term Incentive Program, we have two Plans for different beneficiaries, the Stock Option Plan (“SOP”) and the Performance Share Plan (“PSP”). The SOP is an option plan to purchase units of the Bank for the top management, and the PSP is an incentive plan whose object is the payment of cash resources for executives from all areas of the Bank. In 2012 we delivered the PI12 (PSP).

In the Global Program, we have six plans, four of which have already been executed. For each cycle, a maximum number of shares of Santander are determined in Spain according to the achievement of performance indicators set out in the plan regulation.

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

Deferral Program—Share-Based Compensation—2011

On December 21, 2011, our board of directors approved an executive and employee compensation plan based on the share performance of Santander Brasil. This new policy was approved at the extraordinary shareholders’ meeting held on February 7, 2012. The plan’s objectives are: (i) to align the compensation program with the principles of the FSB agreed upon at the G20; (ii) to align Santander Brasil’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Santander Brasil’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Santander Brasil’s performance and protect the interests of shareholders via a long-term commitment.

The plan is part of the current regulatory environment applicable to the Bank, especially in light of CMN Resolution 3,921 of November 25, 2010 (“CMN Resolution 3,921/10”), pursuant to which financial institutions must comply with certain requirements for deferred payment of variable compensation to executives, taking into account the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

This plan is divided among three programs:

•                  Supervised Collective. The program is for members of our executive committee and other executives who manage significant risks for the Bank and are responsible for internal control. Unlike the plans described above, for which compensation is paid in cash based on the market performance of our shares, compensation under this plan is paid 50.0% in cash, indexed to 100.0% of the CDI, and 50.0% in shares. As of December 31, 2012, we recorded expenses of R$67.1 million (in 2011 — we recorded expenses of R$1.3 million);

•                  Collective Unsupervised — Statutory Directors. Eligible officers for this program include statutory officers that are not participants in the Supervised Collective program. Unlike the plans described above, for which compensation is paid in cash based on the market performance of our shares, compensation under this plan is paid 100.0% in units of the Bank (trading symbol “SANB11”). As of December 31, 2012, we recorded credits of R$1.9 million (in 2011, we did not record expenses), relating to the provision of the plan and recorded loss with fluctuation in the market value of the action plan worth R$0.9 million as personal expenses;

•                  Collective Unsupervised — Employees. Individuals eligible for this program include manager employees and certain other employees of the Bank that will be benefited by this compensation plan. Deferred compensation will be 100.0% in cash, indexed to 120.0% of the CDI. As of December 31, 2012, expenses of R$1.5 million were recorded (in 2011, expenses were not recorded).

New Deferral Program—Share-Based Compensation—2012

On December 19, 2012, our board of directors approved an executive and employee compensation plan based on the share performance of Santander Brasil. This new policy was approved at the extraordinary shareholders’ meeting held on February 15, 2013. The plan’s objectives are: (i) to align the compensation program with the principles of the FSB agreed upon at the G20 summit; (ii) to align Santander Brasil’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Santander Brasil’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Santander Brasil’s performance and protect the interests of shareholders via a long-term commitment.

The plan is part of the current regulatory environment applicable to the Bank, especially in light of CMN Resolution 3,921/10, pursuant to which financial institutions must comply with certain requirements for deferred payment of variable compensation to executives, taking into account the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

This plan is divided among two programs

•                  Statutory Officers and Executives- Statutory Officers and Executives who take significant risks in the Bank and in charge of the control areas. The deferral will be half in cash, indexed to 100.0% of the CDI and half in “SANB11” Units.

•                  Collective Unsupervised — Employees - Individuals eligible for this program include manager employees and certain other employees of the Bank that will be benefited by this compensation plan. Deferred compensation will be 100.0% in cash, indexed to 110.0% of the CDI.

Also pursuant to CMN Resolution 3,921/10 such payments will also be subject to total or partial, cancellation or clawback in cases of: (a) unsatisfactory financial performance of the Bank (financial results audited lower than defined in the Bank’s business plan or loss in the period), (b) failure to comply with internal policies, especially policies for risk management (with the need for reclassification of operations or revision of provisions), (c) substantial change in the financial Bank’s condition, unless arising from changes in accounting standards (injury, financial loss), or (d) significant changes in the Bank’s capital base.

Local Long-Term Incentive Program

Plans approved in 2010

Shareholders at the extraordinary shareholders’ meeting held on February 3, 2010 approved the Share-Based Compensation Program—Units of Santander Brasil (Local Program), consisting of two independent plans:

•                  Stock Option Plan for Share Deposit Certificates — Units (SOP): This is a three-year stock option plan by which new shares are issued. The objective is to retain executive officers’ commitment to long-term results. The period for exercising the options is two years longer than the vesting period. The volume equivalent to one third of the units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date.

Pursuant to our Stock Option Plan for Share Deposit Certificates — Units (SOP), we issued options to certain directors and executive officers on February 3, 2010. The options that were issued have an option price of R$23.50 per unit, and may be exercised from June 30, 2012 to June 30, 2014. On December 31, 2012, there were outstanding options corresponding to a maximum of 4,903,767 units under this plan.

•                  Long-Term Incentive Plan — Investment in Share Deposit Certificates — Units (PSP): This is a compensation plan based on shares and settled in cash, launched in three-year cycles. Its objective is to retain the executives’ commitment to long-term results. A minimum amount, corresponding to 50.0% of the compensation settled in cash, must be used by the participant to acquire Units, which cannot be sold during a period of one year from the exercise date. There is no limit on the percentage of total compensation that may be included in this particular compensation plan. On December 31, 2012, there were outstanding 3,099,772 units under this plan.

Plan Approved in 2011 — Incentive Plan Long Term — SOP 2014

Shareholders, at the Extraordinary Shareholders’ Meeting held on October 25, 2011, approved the grant of the Incentive Plan — Long-Term Investment in Certificates of Deposit Shares SOP 2014 to certain executive officers, managerial level employees and companies under its control.

This is a three-year option plan, with an exercise period between June 30, 2014 and June 30, 2016. The number of units exercisable by the participants will be determined according to the result of certain targets based on the Bank’s performance, including Total Shareholder Return (“TSR”). The amount of units that may be exercised may be reduced if the goals of reducing Return on Risk-Adjusted Capital (“RORAC”) are not achieved based on a comparison between realized and budgeted performance in each year, as determined by the board of directors. Plan participants must remain with the Bank during the term of the plan to be eligible to exercise their options on their corresponding units.

The plan will be paid in units based on the difference between the closing price on the exercise date and the strike price established in the plan. The options issued under the plan have an option price of R$14.31 per unit. On December 31, 2012, there were outstanding options under the plan corresponded to a maximum of 17,911,837 units.

Fair Value and Performance Parameters of Plans

For the accounting of the local program’s plans, simulations were performed by an independent consultant, using the Monte Carlo methodology, using the performance parameters used to calculate the shares to be granted. These parameters are associated with their respective probabilities of occurrence, which are updated at the closing of each period.

TSR Ranking

	SOP Plan, PI12-PSP, PI13-PSP and PI14-PSP(1)	SOP 2014(2)
	(% of Shares exercisable)
1st	50.0%	100.0%
2nd	35.0%	75.0%
3rd	25.0%	50.0%
4th	0.0%	25.0%

(1)         Associated with the TSR, the remaining 50.0% of the shares subject to exercise relate to the achievement of net income versus budgeted profit.

(2)         The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the RORAC.

For the measurement of fair value of options, we used the following assumptions:

Method of Assessment

	PI14 PSP(1) Binomial	PI13 PSP(1) Binomial	PI12 PSP(1) Binomial
Volatility	57.4%	57.4%	57.4%
Likelihood of Occurrence	37.8%	38.6%	43.1%
Risk-Free Rate	10.5%	10.5%	11.2%

(1)         Associated with the TSR, the remaining 50.0% of the shares subject to exercise relate to the achievement of net income versus budgeted profit.

Method of Assessment

	SOP 2014 Black-Scholes		SOP Plan Binomial
Volatility	40.0%		57.4%
Dividend Rate	3.0%		5.4%
Period of “Vesting”	2 years		2.72 years
Moment “Medium” Exercise	5 years		3.72 years
Risk-Free Rate	10.5%		11.18%
Likelihood of Occurrence	71.3%		43.1%
Fair Value for Stock	R$	6.45	R$	7.19

The average share price of our units at December 31, 2012 and 2011 was R$14.93 and R$14.96, respectively.

As of December 31, 2012, there were pro rata daily expenses of R$ 44.9 million, with respect to the SOP plan and R$ 12.6 million with respect to the PSP plan. During the period, we recorded a gain under personnel expenses due to fluctuations in the market value of the PSP share plan in the amount of R$ 2.8 million on a consolidated basis.

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

The plan involves three years cycles for the delivery shares to the beneficiaries. The goal is to establish a proper sequence between the end of the incentive program, linked to the previous I-06, and successive cycles of the plan. Thus, the first two cycles began in July 2007 with a duration of two years for the first cycle (PI09) and the other cycles having average duration of three years (PI10, PI11, PI12 , Pl13 and PI14).

For each cycle, a maximum number of shares is established for each beneficiary who remains in the Bank as an employee for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered, are defined by comparing Santander Spain’s performance with that of a benchmark group of financial institutions and are linked to two parameters, namely TSR and growth in earnings per share (“EPS”).

The ultimate number of shares to be delivered will be determined in each of the cycles by the degree of achievement of the targets on the third anniversary of commencement of each cycle (with the exception of the first cycle, for which the second anniversary will be considered), and the shares will be delivered within a maximum period of seven months from the end of the cycle.

At the end of each cycle, the TSR and the EPS growth will be calculated for Santander Spain and each of the benchmark entities and the results will be ranked from first to last. Each of the two criteria (TSR and EPS growth) will be weighted at 50.0% in the calculation of the percentage of shares to be delivered, based on the following scale and in accordance with Santander Spain relative position among.

Santander Spain’s Place in the TSR Ranking	Percentage of Maximum Shares to Be Delivered	Santander Spain’s Place in the EPS Growth Ranking	Percentage of Maximum Shares to Be Delivered
1st to 5th	100.0%	1st to 5th	100.0%
6th	82.0%	6th	82.0%
7th	65.0%	7th	65.0%
8th	47.5%	8th	47.5%
9th	30.0%	9th	30.0%
10th and below	0.0%	10th and below	0.0%

Santander Spain makes certain adjustments to the ranking criteria and award criteria if any benchmark group entity is acquired by another company and its shares cease trading or it ceases to exist.

Any benchmark group entity that is acquired by another company, whose shares cease trading or that ceases to exist will be excluded from the benchmark group. In an event of this or any similar nature, the comparison with the benchmark group will be performed in such a way that, for each of the measures considered (TSR and EPS growth) the maximum percentage of shares will be delivered if Santander Spain ranks within the first quartile (including the 25th percentile) of the benchmark group; no shares will be delivered if Santander Spain ranks below the median (50th percentile); 30.0% of the maximum amount of shares will be delivered if Santander Spain is placed at the median (50th percentile). The linear interpolation method will be used for calculating the corresponding percentage for positions between the median and the first quartile (25th percentile) (neither included).

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

•                  The fair value of the 50.0% linked to Santander Spain’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the benchmark group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI10	PI11	PI12	PI13	PI14
Expected volatility(1)	15.7%	19.3%	42.4%	49.6%	51.3%
Annual dividend yield based on last few years	3.2%	3.5%	4.9%	6.3%	6.1%
Risk-free interest rate (Treasury Bond yield — zero coupon) over the period of the plan	4.5%	4.84%	2.04%	3.33%	4.07%

(1)         Calculated on the basis of historical volatility over the corresponding period (two or three years).

The application of the simulation model results in percentage values of 42.7% for PI09, 42.3% for PI10, 44.9% for PI11 and 52.4% for PI12, which are applied to 50.0% of the value of the options granted, in order to determine the cost per books of the TSR-based portion of the incentive. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

In 2012, there were pro rata daily expenses of R$4.21 million for costs on the respective dates of the cycles of the global program. Expenses related to the plans are recognized against other liabilities — provision for share-based payments.

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

Approval of corporate actions. The board of directors should issue an opinion on any corporate actions involving us, and authorize the sale of personal and real property that is part of Property & Equipment, providing collateral to any third parties, the acquisition or sale of investments in equity interest with third parties for any amounts that exceed 5.0% of the net equity stated on the last balance sheet approved by the general shareholders’ meeting, as well as authorize any equity associations or strategic partnerships with third parties.

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

Audit committees, advisory committees and the ombudsman. The board of directors is responsible for nominating the members of the company’s audit committee, of the board of directors´advisory committees and the Ombudsman.

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

Statutory Bodies

Fiscal Council

According to Brazilian corporate law, the adoption of a permanent fiscal council by Santander Brasil as a publicly held company is voluntary. Our by-laws provide for a nonpermanent fiscal council, which can be installed at the request of shareholders representing at least one-tenth of the voting shares or five per cent of the nonvoting shares. Currently our fiscal council is not installed. The fiscal council is an independent body elected by shareholders to supervise the activities of managers and independent auditors. The responsibilities of the fiscal council are established by Brazilian corporate law and include oversight of management’s compliance with laws and by-laws, the issuance of a report on the company’s annual and quarterly reports, certain matters submitted for shareholders’ approval, calling of shareholders’ meetings in some cases and reporting on specific adverse matters arising at those meetings.

Audit Committee

According to Brazilian Central Bank regulations (Resolution 3,198/2004 of the CMN), an audit committee is a statutory board, separate from the board of directors, created by a shareholders’ resolution. The members of the audit committee may be members of the board of directors, provided that they meet certain independence requirements. All members of our audit committee meet such independence requirements. In addition, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors. As a result, our board of directors functions as our audit committee for the purpose of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Except in these respects, our audit committee performs the functions of audit committees of U.S. companies. For more information see “Item 16D. Exemptions from the Listing Standards for Audit Committees”.

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

The members of our audit committee may be replaced as follows: the coordinator may be replaced, in his occasional absences or impairments, by the member appointed thereby or, if no such appointment is made, by the temporary replacement appointed by our board of directors from among the remaining members of the audit committee. A substitute member will serve on the audit committee until such time as our board of directors elects a replacement member. On November 12, 2007, our board of directors approved the audit committee’s code of regulation. On December 22, 2010 and on September 26, 2012, our board of directors approved amendments of the audit committee’s code of regulation, in order to update some operational matters.

Our audit committee has the following functions:

(1)                                 sets forth the operating rules for its operation;

(2)                                 advises the board of directors on the engagement or replacement of the external auditor;

(3)                                 assesses the quality of the accounting statements for the periods ended March 31, June 30, September 30, and December 31 each year, of the senior management reports, of the explanatory notes and of the independent auditor’s report, as well as of other material financial information disclosed and sent to the regulatory bodies;

(4)                                 evaluates the effectiveness of the normative provisions applicable to us, in addition to internal regulation and codes;

(5)                                 evaluates the fulfillment by our management of the recommendations made by the external or internal auditors;

(6)                                 sets forth and disclose procedures to receive and treat information on the non-fulfillment of the legal and normative provisions applicable to us, in addition to internal codes and regulations, including provisions of specific procedures for the protection of the discloser and confidentiality of information;

(7)                                 advises the executive committee to correct or improve policies, practices and procedures related to their own assignments;

(8)                                 meets, at least on a quarterly basis, with the executive committee, the internal and external audits, in order to verify the implementation of the recommendations, including as to the planning of the respective audit works, and formalizing, by means of minutes, the contents of such meetings;

(9)                                 meets with the tax committee, if operating, and with the board of directors, upon their request, to address policies, practices and procedures identified in the scope of their work;

(10)                          prepares, at the end of the six-month period ended on June 30 and December 31 every year, the report of the audit committee, meeting the applicable legal and regulatory provisions; and

(11)                          receives and reviews the reports required by the regulatory bodies concerning the activities of the ombudsman office of Santander Brasil, on the base dates of June 30 and December 31 or when a material event is identified.

The current members of the audit committee, duly approved by the Brazilian Central Bank, are Celso Clemente Giacometti, Elidie Palma Bifano and René Luiz Grande, who acts as a coordinator. On March 18, 2013, our board of directors approved the election of Celso Clemente Giacometti, Elidie Palma Bifano and René Luiz Grande, current members of the audit committee, for a new term of office of one year as of March 18, 2013. Set forth below are biographies of the members of our audit committee.

Celso Clemente Giacometti. See the board of directors’ biographies.

Elidie Palma Bifano. Mrs. Bifano is Brazilian, born on May 16,1947. She holds a bachelor’s degree in Law and Social Sciences from the Faculdade de Direito da Universidade de São Paulo —USP, in 1969. She holds a specialization degree on Tax Law from USP and, a master’s degree and a doctorate in Tax Law from Pontifícia Universidade Católica de São Paulo- PUCSP . From 1974 to 2012 she worked at PricewaterhouseCoopers — PwC, where she served as a partner in the tax advisory department for more than 20 years. In June 2012, she became a partner at Mariz Oliveira e Siqueira Campos Advogados. Mrs. Bifano is also a professor of postgraduate studies at USP, PUC, Fundação Getúlio Vargas- FGV, Instituto Brasileiro de Estudos Tributários and Instituto Brasileiro de Direito Tributário- IBDT. For 18 years she has been serving as Financial Vice-President (CFO) at the Brazil-Canada Chamber of Commerce. She is also a member of the IBDT’s Council and the International Tax Law Magazine’s Editorial Council, at Quartier Latin Publishing. Since August, 2012, she has been a member of Santander Brasil’s S.A.’s audit committee.

René Luiz Grande. Mr. Grande is a Brazilian citizen, born on April 19, 1953, a graduate in Economics at Pontificia Universidade Católica de São Paulo. He was an employee of the Brazilian Central Bank, approved in public examination since June, 1975, and worked on the Supervision and Inspection Department of the National Financial System. While with the Brazilian Central Bank he served in various functions, including as officer responsible for standards and organization matters of the financial system from 1975 to 1978; technical assistant from 1978 to 1989; supervisor from 1989 to 1995; inspection supervisor from 1995 to 1999; head of the Banking Supervisory department and technical from 1999 to 2003, and deputy head of the Banking Supervisory department from 2003 to 2011. Before working with the Brazilian Central Bank, he occupied the position of head of staff with the Companhia Brasileira de Embalagens Metálicas BRASILATA from 1973 to 1975.

Compensation and Nomination Committee

According to CMN Resolution 3,921/2010 of November 25, 2010, a compensation and nomination committee shall be created on the first general meeting to be held after January 1, 2012 and the Company’s by-laws shall provide for the number of members, criterion for their appointment, destitution and compensation, term, and attributions. In order to comply with the Brazilian Central Bank regulations on February 7, 2012, our shareholders established the compensation and nomination committee in our by-laws, which also acts as the compensation and nomination committee for all our affiliates and subsidiaries.

The members of the compensation and nomination committee may be elected by the board of directors, provided that they meet certain independence requirements. All members of our compensation and nomination committee meet such independence requirements.

Our by-laws require that our compensation and nomination committee is composed of three to five members, appointed by the board of directors from among persons who meet all statutory and regulatory requirements for the exercise of their office, and at least one of the members may not be an executive officer and the others may or may not be members of our board of directors, and at least two members shall be independent, pursuant to paragraph 3 of article 14, of these by-laws. The compensation and nomination committee shall have in its composition qualified members with the experience required for the judgment exercise and including any requirements to ensure their independent judgment about our internal compensation policy, including the repercussion of this internal compensation policy on the risk management. Such persons shall serve for a term of two years and may be reelected for up to four consecutive times, pursuant to applicable legislation.

On February 29, 2012, our board of directors approved the amendment of the rules of procedures of the compensation and nomination committee, in order to comply with the CMN Resolution 3,921.

Our compensation and nomination committee carries out the following functions:

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

6.             proposes to the board of directors the aggregate compensation of the directors to be submitted to the general meeting, pursuant to article 152 of Law 6,404 of 1976;

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

10.      annually prepares, within ninety days as from December 31 of each year, the compensation and nomination committee report, in accordance with applicable statutory and regulatory provisions; and

11.      ensures that the internal director compensation policy is compatible with our risk management rules, with performance targets and with our current and expected financial condition, and pursuant to the applicable regulatory provisions and regulations published by the Brazilian Central Bank.

On April 26, 2011, our board of directors approved the election of Celso Clemente Giacometti, Fernando Carneiro and Viviane Senna Lalli, current members of the compensation and nomination committee, for a new term of office of two years until April 26, 2013. Mr. Fernando Carneiro resigned for the position of member of the compensation and nomination committee on March 1, 2012. The current members of the compensation and nomination committee are Celso Clemente Giacometti, who acts as Coordinator, Eduardo Nunes Gianini and Viviane Senna Lalli.

Set forth below are biographies of the members of our compensation and nomination committee.

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

D.    Employees

On December 31, 2012, we had 53,992 full-time, permanent employees. The following table presents the breakdown of our full-time, permanent employees at the date indicated.

	At December 31,
	2012	2011	2010
Administrative employees	7,271	8,014	8,795
Commercial areas employees	46,721	46,550	45,611
Total	53,992	54,564	54,406

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

We offer our employees a defined contribution pension plan where employees can choose to contribute part of their wages and in which we can also make contributions on behalf of such employees. This plan provides retirement benefits, and disability and death benefits. SantanderPrevi is the only pension plan currently open for new registrations. Most of our current employees are registered with the SantanderPrevi plan. At December 31, 2012, 44,948 participants were enrolled in that plan, making the total amount under management approximately R$ 1.9 billion. For additional information on our pension plans, see note 22 of our audited consolidated financial statements.

E.    Share Ownership

The following table provides the names of our directors and executive officers who owned shares of Santander Brasil as of December 31, 2012.

Shareholder	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Angel Oscar Agallano	2,053,755	(1) and (2)	1,867,050	(1) and (2)	(1)
Carlos Alberto López Galán	2,371,765	(1)	2,156,150	(1)
Cassio Schmitt	323,840	(1)	294,400	(1)	(1)
Celso Clemente Giacometti	1	(1)		(1)	(1)
Clovis Hideaki Ikeda	1,032,020	(1)	938,200	(1)	(1)
Eduardo Müller Borges	1,454,200	(1)	1,322,000	(1)	(1)
Flavio Tavares Valadão	2,964,665	(1)	2,695,150	(1)	(1)
Gilson Finkelsztain	4,225,320	(1)	3,841,200	(1)	(1)
Ignacio Dominguez Adame Bozzano	2,164,580	(1)	1,967,800	(1)	(1)
Jamil Habibe Hannouche	187,220	(1)	170,200	(1)	(1)
João Guilherme de Andrade So Consiglio	2,309,285	(1)	2,099,350	(1)	(1)
José Alberto Zamorano Hernandez	269,500	(1)	245,000	(1)	(1)
José Antonio Alvarez Alvarez	1	(1)		(1)	(1)
José de Paiva Ferreira	468,051	(1)	425,500	(1)	(1)
José Manuel Tejon Borrajo	1	(1)		(1)	(1)
José Roberto Machado Filho	2,925,615	(1)	2,659,650	(1)	(1)
José Roberto Mendonça de Barros	1	(1)		(1)	(1)
Lilian Maria Ferezim Guimarães	2,278,045	(1)	2,070,950	(1)	(1)
Luciane Ribeiro	702,076	(1)	638,251	(1)	(1)
Luís Feliz Cardamone Neto	1,927,035	(1)	1,751,850	(1)	(1)
Mara Regina Lima Alves Garcia	87,120	(1)	79,200	(1)	(1)
Marcelo Audi	26,675	(1)	24,250	(1)	(1)
Marcelo Malanga	116,985	(1) and (2)	106,350	(1) and (2)	(1) and (2)
Marcial Portela Alvarez	4,734,346	(1)	4,303,950	(1)	(1)
Marcio Aurelio de Nobrega	46,805	(1)	42,550	(1)	(1)
Marco Antônio Martins de Araújo Filho	1,630,585	(1)	1,482,350	(1)	(1)
Mauro Siequeroli	23,375	(1)	21,250	(1)	(1)
Miguel Angel Albero Ocerin	301,675	(1)	274,250	(1)	(1)
Oscar Rodriguez Herrero	1,482,360	(1)	1,347,600	(1)	(1)
Pedro Carlos Araújo Coutinho	2,594,075	(1)	2,358,250	(1)	(1)
Pedro Paulo Longuini	2,691,591	(1)	2,446,901	(1)	(1)
Reginaldo Antonio Ribeiro	234,025	(1)	212,750	(1)	(1)
Roberto de Oliveira Campos Neto	5,214,880	(1)	4,740,800	(1)	(1)
Ronaldo Yassuyuki Morimoto	1,842,555	(1)	1,675,050	(1)	(1)
Sérgio Gonçalves	246,675	(1)	224,250	(1)	(1)
Thomas Gregor Ilg	498,300	(1)	453,000	(1)	(1)
Viviane Senna Lalli	1	(1)	47,900	(1)	(1)
Wilson Luiz Matar	65,725	(1)	59,750	(1)	(1)

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

As of February 28, 2013, Santander Spain directly and indirectly through its subsidiaries, Grupo Empresarial Santander, S.L., Sterrebeeck B.V. and Santander Insurance Holding, S.L., owned approximately 74.98% of our total capital stock. The Santander Group has a strong influence on our strategies and operations. Our relationship with the Santander Group has provided us with access to the expertise of the Santander Group in areas such as technology, product innovation, human resources and internal audit control systems. In addition, the Santander Group requires us to follow its banking policies, procedures and standards, especially with respect to credit approval and risk management. Such policies and expertise have been successfully used by the Santander Group in the Spanish and other banking markets, and we believe that such policies and expertise have had and will continue to have a beneficial effect upon our operations.

The following table presents the beneficial ownership of our common and preferred shares as of February 28, 2013.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
	(in thousands, except percentages)
Grupo Empresarial Santander SL	61,606,700	28.94%	51,386,053	27.60%	28.32%
Sterrebeeck	99,527,083	46.76%	86,492,330	46.45%	46.62%
Santander Insurance Holding SL	206,664	0.10%	—	0.00%	0.05%
Banco Santander, S.A.	—	0.00%	—	0.00%	0.00%
Treasury Shares	527,929	0.25%	479,936	0.26%	0,25%
Employees(1)	293,353	0.14%	265,319	0.14%	0.14%
Other minority shareholders	50,680,003	23.81%	47,578,746	25.55%	24.62%
Total	212,841,732	100.0%	186,202,385	100.0%	100.0%

(1)         Includes members of senior management. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

The total number of ADSs held by US investors is 301,271,004, not including individuals and legal entities with portfolios of less than U.S.$100 million, information of which we do not have access.

Significant Changes in Percentage Ownership of Principal Shareholders

As of January 31, 2006, Grupo Empresarial Santander owned 100.0% of the common shares and 94.86% of the preferred shares of our then-predecessor company, Banco Santander Meridional S.A. As a result of the reorganization of our operations in Brazil in 2006 (see “Item 4. Information on the Company—A. History and Development of the Company—History”), as of April 30, 2006, Grupo Empresarial Santander owned 99.25% of the common shares and 96.5% of the preferred shares (following adjustments for fractional shares resulting from the reorganization) of our then-predecessor company, Banco Santander Banespa S.A. As a result of the share exchange transaction (incorporação de ações) on August 29, 2008, Sterrebeeck owned 56.83% of our common shares and 56.83% of our preferred shares and Grupo Empresarial Santander owned 41.6% of our common shares and 40.53% of our preferred shares.

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

On August 16, 2010, we filed with the SEC and CVM a registration statement on Form F-1 with respect to the sale by our shareholder Santander Insurance Holding of its shares in the Bank, in the form of ADRs, in the United States market. A total of 4,538,420,040 common shares and 4,125,836,400 preferred shares held by Santander Insurance Holding were converted to compose 82,516,728 Units/ADRs (equivalent to ownership position of 2.17% in our capital stock). As of December 31, 2010, all of these Units were sold and Santander Insurance Holding currently retains an equity participation in our total capital stock of 0.05%.

On November 14 and 15, 2011 we filed an amendment to our automatic shelf registration statement and a related prospectus supplement with the SEC with the purpose of having available for sale on a registered basis approximately 8.0% of our capital stock. At such time, the Santander Group expected to use this registration statement to allow for greater flexibility of the group in fulfilling its commitment to deliver approximately a 5.0% stake in our capital stock under the outstanding exchangeable bonds and fulfill our commitment to reach a 25.0% free float prior to October 2013 or October 2014, subject to agreement with BM&FBOVESPA, when market conditions are appropriate.

On January 9, 2012, Grupo Empresarial Santander, S.L. transferred to Santander Spain ADRs representing approximately 5.18% of our capital stock, as part of an internal reorganization in the Santander Group, to the transfer of approximately 4.41% of our capital stock to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Santander Spain in October 2010, on maturity and as provided in such bonds. The issuance of such exchangeable bonds by Santander Spain was object of a Material Fact dated October 29, 2010. Santander Spain subsequently transferred an additional approximately 0.6% and 0.8% of our total capital stock in separate transactions. As a result of such transfers, Santander Spain, directly or indirectly, held at that time approximately 76.4% of our voting capital stock and approximately 75.6% of our total capital stock.

During 2012 Grupo Empresarial Santander and Santander Spain performed a series of ADR sale transactions. As a result Santander Spain, directly or indirectly, held at December 31, 2012 approximately 75.80% of our voting capital stock and approximately 74.98% of our total capital stock and our free float was approximately 24.72% of the total stock.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Issued Share Capital”.

B.    Related Party Transactions

We have a documented policy relating to related-party transactions approved by the board of directors, which is intended to ensure that all transactions covered by the policy are conducted based on our interest and our shareholders. The policy defines the power to approve certain transactions by the board of directors. The rules laid down are also applied to all our directors, senior management, employees and subsidiaries.

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with our subsidiaries and affiliates and those of the Santander Group. We have credit lines outstanding with the Santander Group and its affiliated financial institutions around the world. At December 31, 2012, borrowings and deposits from the Santander Group represented approximately 2.0% of our total funding. In addition, from time to time, we enter into certain transactions with the Santander Group and other related parties for the provision of advisory and advertising services. Such transactions are conducted at arm’s-length, based on terms that would have been applied for transactions with third parties.

The transactions and remuneration of services with related parties are made in the ordinary course of business on an arms’ length basis under similar conditions, including interest rates, terms and guarantees, and involve no greater risk than transactions with unrelated parties carried out in the ordinary course and have no other disadvantages. The follow discussion describes all of our material related party transactions.

In the second quarter of 2012 we, through our subsidiary in Spain, acquired from Banco Santander S.A.’s New York and London Branches a portfolio of contracts, including financing and export credit and import-related operations contracted with Brazilian clients or their affiliates abroad, totaling US$119 million equivalent to R$181 million (using the exchange rate of the days when there were operations). Such operations were concluded, according to our policy for related-party transactions, including obtaining the approval of our board of directors.

Information Technology Platform

We contract with certain affiliates of the Santander Group (Ingeniería de Software Bancário S.L. (Spain), ISBAN S.A. (Chile), Produban Servicios Informáticos Generales S.L. (Spain), ISBAN S.A. (Brasil) and Produban Serviços de Informática S.A. (Brasil)) for the outsourcing of certain products and services relating to our information technology platform, including software development, hosting and information processing. We believe the provision of these services is provided on an arm’s- length basis on terms substantially similar to those available from other providers in the market. In each of 2012 and 2011, affiliates of the Santander Group received approximately R$718 million and R$601 million, respectively, for the provision of such products and services. Additionally, these affiliates are responsible for managing all third party technology contracts. See “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure”.

Procurement Services

We have entered into agreements with Aquanima Brasil Ltda., an affiliate of the Santander Group, which offers procurement services (sourcing, e-procurement, outsourcing and consultancy) to Santander Brasil. Volume aggregation between Santander Brasil and other client companies allow for joint purchases for groups of different clients. The agreements entered into with Aquanima Brasil Ltda. were on an arm’s-length basis. We paid Aquanima Brasil Ltda. approximately R$21 million in 2012 and R$ 20 million yearly in 2011 and 2010.

Other Related Party Transactions

From time to time, we engage in lending and borrowing transactions to fund our operations and other miscellaneous transactions with various companies of the Santander Group, in compliance with restrictions on loans or advances imposed by Brazilian law. The following table shows the balances owed to us by such companies (assets) at each of December 31, 2012 and December 31, 2011 and the amounts owed by us to such companies (liabilities) at the same dates. The table also sets forth amounts received (income) or paid (expenses) to such companies for the year ended December 31, 2012 and December 31, 2011. All such transactions with Santander Group companies were conducted on an arm’s-length basis on terms substantially similar to those available from other providers in the market.

	At December 31, 2012			At December 31, 2011
	Parent(1)	Joint- controlled companies	Other Related- Party(2)	Parent(1)	Joint- controlled companies	Other Related- Party(2)
	(in thousands of R$)
Assets
Trading derivatives, net	(135,291)	—	(742,972)	(25,639)	—	(442,496)
Banco Santander S.A. — Spain	(135,291)	—	—	(25,639)	—	—
Santander Benelux, S.A., N.V.	—	—	(399,110)	—	—	(308,821)
Abbey National Treasury Services Plc.	—	—	(68,552)	—	—	(39,102)
Real Fundo de Investimento Multimercado Santillana Crédito Privado	—	—	(275,310)	—	—	(94,573)
Loans and amounts due from credit institutions — Cash and overnight operations in foreign currency	9,528,869	—	1,190	227,724	—	1,097
Banco Santander S.A. — Spain(3)(6)	9,528,869	—	—	227,724	—	—
Banco Santander Totta, S.A.	—	—	1,139	—	—	1,097
Banco Santander S.A. — Mexico	—	—	51	—	—	—

	At December 31, 2012			At December 31, 2011
	Parent(1)	Joint- controlled companies	Other Related- Party(2)	Parent(1)	Joint- controlled companies	Other Related- Party(2)
	(in thousands of R$)
Loans and amounts due from credit institutions — Others	7,284	1,087,129	210,330	95,539	822,928	266,568
Banco Santander S.A. — Spain	7,284	—	—	95,539	—	—
Santander Benelux, S.A., N.V.	—	—	—	—	—	262,818
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	1,086,756	—	—	822,606	—
Companhia de Arrendamento Mercantil RCI Brasil	—	373	—	—	322	—
Abbey National Treasury Services Plc.	—	—	—	—	—	1,369
Santander Overseas Bank, Inc — Puerto Rico	—	—	—	—	—	2,381
Zurich Santander Brasil Seguros S.A.	—	—	75,445	—	—	—
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	134,885	—	—	—
Other Assets	146,780	772	368,387	5,438	615	383,871
Banco Santander S.A. — Spain	146,780	—	—	5,438	—	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	772	—	—	615	—
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	17,068	—	—	326,637
Santander Benelux, S.A., N.V.	—	—	317,233	—	—	—
Abbey National Treasury Services Plc.	—	—	34,024	—	—	—
Others	—	—	62	—	—	57,234
Liabilities
Deposits from credit institutions	(170,845)	(16,280)	(34,825)	(1,200,207)	(15,213)	(171,371)
Banco Santander S.A. — Spain(4)	(170,845)	—	—	(1,200,207)	—	—
Grupo Banesto: Sociedades consolidables	—	—	—	—	—	(167,081)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	(12,762)	—	—	(10,348)	—
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	(29,190)	—	—	—
Companhia de Arrendamento Mercantil RCI Brasil	—	(3,518)	—	—	(4,865)	—
Others	—	—	(5,635)	—	—	(4,290)
Customer Deposits	—	—	(385,659)	—	—	(428,750)
ISBAN Brasil S.A.	—	—	(98,324)	—	—	(110,341)
Produban Serviços de Informática S.A.	—	—	(42,489)	—	—	(47,970)
Universia Brasil S.A.	—	—	(80)	—	—	(310)
Real Fundo de Investimento Multimercado Santillana Crédito Privado	—	—	(239,067)	—	—	(223,367)
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	—	—	—	(31,062)
Others	—	—	(5,699)	—	—	(15,700)
Other liabilities — Dividends and Bonuses Payable	(765,524)	—	(562)	(908,004)	—	(3,615)

	At December 31, 2012			At December 31, 2011
	Parent(1)	Joint- controlled companies	Other Related- Party(2)	Parent(1)	Joint- controlled companies	Other Related- Party(2)
	(in thousands of R$)
Banco Santander, S.A. — Spain(4)	—	—	—	(7,772)	—	—
Grupo Empresarial Santander S.L.(1)	(236,246)	—	—	(379,617)	—	—
Santander Insurance Holding S.L.	—	—	(562)	—	—	(553)
Sterrebeeck B.V.(1)	(529,278)	—	—	(520,615)	—	—
Banco Madesant — Sociedade Unipessoal S.A.	—	—	—	—	—	(3,062)
Other payables	(3,544)	—	(25,007)	(3,972)	—	(85,979)
Banco Santander S.A. — Spain	(3,544)	—	—	(3,972)	—	—
Santander Insurance Holding S.L.	—	—	—	—	—	(9,257)
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	(24,079)	—	—	(74,772)
Others	—	—	(928)	—	—	(1,950)

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

(1)         Santander Brasil is indirectly controlled by Santander Spain, through its subsidiaries Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2)         Refers to subsidiaries of controller (Santander Spain).

(3)         In December 28, 2012, refers to the cash of R$83,027 (December 31, 2011 — R$227,724 and 2010 - R$315,203) and “overnight” investments amounting R$9,445,842,  maturing on January, 2nd, 2013 and interest of 0.17% p.a. and 0.10% p.a. (2010 - R$3,930,129 maturing on January, 3rd, 2011 and interest of 0.22%p.a.).

(4)         As at December 28, 2012, refers to raising funds through operations transfers abroad amounting R$156,063 with maturity until January, 2015 and interest between 0.39% and 5.82%p.a. (December 31, 2011 - R$1,200,207, with interest between 0.39% and 5.82% p.a. and December 31, 2010 — R$2,167,452, with interest between 0.25%p.a e 7.89%p.a) and raising funds through time deposits, in the amount of R$9,895, maturing on December, 27, 2012 and interest of 3.63% p.a. and foreign demand deposits, in the amount of R$4,887.

(5)         In 2010, refers to raising funds through time deposits with maturity on February 28, 2011 and interest of R$1.76% p.a.

(6)         On December 28, 2012, refers to investments in foreign currency (applications overnight): applications of Bank’s Grand Cayman Branch, near the branch of Banco Santander Spain (New York) maturing on January 2, 2013 and interest 0.17% p.a. and applications of subsidiary Santander Brasil EFC with Banco Santander Spain maturing on January 2, 2013 and interest of 0.10% p.a.

	At December 31, 2012			At December 31, 2011
	Parent(1)	Joint- controlled companies	Other Related- Party(2)	Parent(1)	Joint- controlled companies	Other Related- Party(2)
	(in thousands of R$)
Income
Interest and similar income — Loans and amounts due from credit institutions	12,177	59,546	—	5,046	50,771	267
Banco Santander, S.A. — Spain	12,177	—	—	5,046	—	—
Abbey National Treasury Services Plc.	—	—	—	—	—	14
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	59,546	—	—	50,771	—
Santander Benelux, S.A., N.V.	—	—	—	—	—	253
Interest expenses and similar charges — Deposits from customers	(33,562)	—	(16,659)	—	—	(38,667)

	At December 31, 2012			At December 31, 2011
	Parent(1)	Joint- controlled companies	Other Related- Party(2)	Parent(1)	Joint- controlled companies	Other Related- Party(2)
	(in thousands of R$)
Banco Santander, S.A. — Spain	(33,562)	—	—	—	—	—
ISBAN Brasil S.A.	—	—	(5,697)	—	—	(10,551)
Produban Serviços de Informática S.A.	—	—	(3,000)	—	—	(3,841)
Real Fundo de Investimento Multimercado Santillana Crédito Privado	—	—	(6,927)	—	—	(21,777)
Others	—	—	(1,035)	—	—	(2,498)
Interest expenses and similar charges — Deposits from credit institutions	(4,954)	(297)	—	(15,311)	(620)	(5,044)
Banco Santander S.A. — Spain	(4,954)	—	—	(15,311)	—	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	—	—	—	(620)	—
Companhia de Arrendamento Mercantil RCI Brasil	—	—	—	—	—	(5,013)
Banco Madesant — Sociedade Unipessoal,S.A.	—	—	—	—	—	(31)
Others	—	—	—	—	—	(118)
Interest expenses and similar charges — Securities	(1,773)	—	—	(1,789)	—	—
Banco Santander S.A. — Spain	(1,773)	—	—	(1,789)	—	—
Fee and commission income (expense)	19,620	15,602	127,215	(14,820)	13,262	56,224
Banco Santander S.A. — Spain	19,620	—	—	(14,820)	—	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	11,016	—	—	10,118	—
Aviación Centaurus, A.I.E.	—	—	—	—	—	11,928
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	99,665	—	—	35,785
Others	—	4,586	27,550	—	3,144	8,511
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	(81,598)	—	(406,780)	(245,096)	6,522	(505,726)
Banco Santander S.A. — Spain	(81,598)	—	—	(245,096)	—	—
Santander Benelux, S.A., N.V.	—	—	82,027	—	—	(38,238)
Santander Overseas Bank, Inc — Puerto Rico	—	—	—	—	—	160
Fundo de Investimento Multimercado Santillana Crédito Privado	—	—	(472,744)	—	—	(342,975)
Abbey National Beta Investments Limited	—	—	(40,666)	—	—	(91,726)
Santander Insurance Holding, S.L.	—	—	—	—	—	(11,714)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	—	—	—	6,522	—
Others	—	—	24,603	—	—	(21,233)
Administrative expenses and amortization	(257)	—	(446,089)	(152)	—	(278,679)
ISBAN Brasil S.A.	—	—	(90,283)	—	—	(54,104)
Produban Serviços de Informática S.A.	—	—	(139,516)	—	—	(103,991)
ISBAN Chile S.A.	—	—	(3,799)	—	—	(4,814)
Aquanima Brasil Ltda	—	—	—	—	—	(21,500)

	At December 31, 2012			At December 31, 2011
	Parent(1)	Joint- controlled companies	Other Related- Party(2)	Parent(1)	Joint- controlled companies	Other Related- Party(2)
	(in thousands of R$)
Ingeniería de Software Bancario, S.L.	—	—	(41,442)	—	—	(32,209)
Produban Servicios Informáticos Generales, S.L.	—	—	(24,707)	—	—	(23,629)
TECBAN — Tecnologia Bancária Brasil	—	—	(99,739)	—	—	(89,629)
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	(21,310)	—	—	(89)
Zurich Santander Brasil Seguros S.A.	—	—	(915)	—	—	(12,151)
Others	(257)	—	(24,378)	(152)	—	(26,192)

Gain (losses) on non-current assets held for sale not classified as discontinued operations	—	—	—	—	—	424,292
Zurich Santander Insurance America, S.L.	—	—	—	—	—	424,292

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

As of December 31, 2012, our judicial and administrative proceedings classified as probable loss risk (tax, labor and civil) amounted to approximately R$8.8 billion and have been provisioned and our judicial and administrative proceedings classified as possible loss risk (tax, labor and civil) amounted to approximately R$10.6 billion.

Tax Litigation

We are a party to several tax-related lawsuits and judicial and administrative proceedings. As of December 31, 2012, our probable loss risk litigation amounted to approximately R$1.7 billion fully provisioned and our possible loss risk litigation amounted to approximately R$9.3 billion.

The main lawsuits related to tax legal obligations fully registered as obligation are:

•                  PIS/COFINS. We filed lawsuits seeking to invalidate the provisions of Law 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods. As of December 31, 2012 these claims amounted to R$8,736 million and are fully provisioned.

•                  Tax rate increase. We filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act No. 413/2008, subsequently codified into Law 11,727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9.0%; however, Law 11,727/2008 established a 15.0% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment. As of December 31, 2012, the amount related to this injunction totaled R$1,103 million and is fully provisioned.

The main judicial and administrative proceedings that probable loss risk assessment are:

•                  Equal tax treatment. We filed a lawsuit challenging the application of an increased Social Contribution on Net Income (Contribuição Social sobre o Lucro Líquido) or “CSLL” rate of 18.0% for financial institutions, applicable until 1998, compared to the CSLL rate of 8.0% for non-financial institutions on the basis of the constitutional principle of equal tax treatment. As of December 31, 2012, the amount related to this claim totaled R$51 million and is fully provisioned.

•                  Tax on services for financial institutions. Certain municipalities levy Service Tax (Imposto Sobre Serviços—ISS) taxes on certain revenues derived from transactions not usually classified as the rendering of services. In such cases, we have argued in administrative and judicial proceedings against the payment of ISS. As of December 31, 2012, amounts related to these proceedings totaled R$445 million and are fully provisioned.

•                  Social security contribution. We are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions as we believe that these benefits do not constitute salary. As of December 31, 2012, amounts related to these proceedings totaled R$350 million and are fully provisioned.

Contingent liabilities classified as possible risk of loss refer to judicial and administrative proceedings involving tax matters assessed by legal counsels as possible losses, which were not accounted for. The main lawsuits include:

•                  Taxes on banking transactions. In May 2003, the Brazilian Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (“Santander DTVM”) and another tax assessment against our predecessor, Banco Santander Brasil S.A. The tax assessments refer to the collection of a Provisional Contribution on Financial Transactions (“Contribuição Provisória sobre Movimentação Financeira”) or “CPMF” tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by our predecessor to Santander DTVM in 2000, 2001 and the first two months of 2002. We believe that the tax treatment was adequate. Santander DTVM succeeded in the first instance in its proceeding before the tax appeals board, while Banco Santander Brasil S.A. was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais) or “CARF”. As of December 31, 2012 amounts related to these claims are approximately R$585 million each.

•                  Taxes on reimbursements arising from contractual guarantees. The Brazilian Federal Revenue Service issued infraction notices against Santander Brasil with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder as reimbursement obligations for payments made by us and our controlled entities as a result of contingent liabilities arising from the activities of previous controlling shareholder. The Brazilian Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, a public hearing was held before CARF and a unanimous decision was handed down to cancel the tax assessments corresponding to the 2002 tax year. In February 2012 this decision was declared non-appealable, so there is no potential tax liability related to this claim for the 2002 tax year. In relation to the base period 2004, we had new decision favorable in the CARF. This resolution can be appealed by the Brazilian tax administration. Proceedings related to tax years 2003 to 2006 are ongoing. As of December 31, 2012 amounts related to this infraction are approximately R$141 million.

•                  Losses on loans. We have challenged the tax assessments issued by the Brazilian Federal Revenue Services claiming that our deduction of losses on loans from Income Tax of Legal Entities (Imposto de Renda das Pessoas Jurídicas — IRPJ) and CSLL bases have not met the relevant requirements under applicable law. As of December 31, 2012 the amount related to this challenge is approximately R$344 million.

•                  Brazilian Federal Revenue Services allegation. We have challenged the Brazilian Federal Revenue Services allegation of irregularities in certain CSLL tax payments, due to a final and non-appealable judgment cancelling the requirement of such CSLL taxes pursuant to Law 7,689/1988 and Law 7,787/1989. Two of our subsidiaries are involved in separate actions relating to this proceeding. As of December 31, 2012 amounts related to these actions are approximately R$165 million.

•                  Social Security Contribution — Profit Sharing Payments (Participação nos Lucros e Resultados or “PLR”). We are involved in administrative and judicial proceedings arising from infraction notices with respect to the collection of social security contributions on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with law. We have appealed against these charges, since we consider the tax treatment to be appropriate based on applicable law and the nature of the payments. As of December 31, 2012 amounts related to these proceedings totaled approximately R$302 million.

•                  IRPJ and CSLL — Capital Gain. The Brazilian Federal Revenue Service issued a tax assessment against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 tax year. The Brazilian Federal Revenue Services claims that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34.0% tax rate instead of 15.0%. The assessment was appealed at the administrative level based on our understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. The administrative process is set for trial. We are responsible for any adverse outcome in this process as a former controller of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2012 the amount related to this proceeding is approximately R$223 million.

Labor Litigation

Similar to many other Brazilian banks, we are defending lawsuits brought by labor unions or individual employees seeking, in general, compensation for overtime work, lost wages and other labor rights, including lawsuits relating to retiree complaints about pension benefits. We believe we have either paid or adequately provisioned for all such potential liabilities. In addition, we are defendants in labor lawsuits filed by third-party employees that rendered or render services to us through service providers. Brazilian courts understand that if a third-party service provider fails to pay its employee, the employee has the right to demand payment directly from the company to which it rendered its services. As of December 31, 2012, our probable loss risk labor-related litigation amounted to R$2.6 billion, which amount has been provisioned and our possible loss risk labor-related litigation amounted to R$0.6 billion.

Civil Litigation

We are a party to civil lawsuits claiming damages and other civil remedies. These disputes normally fall within one of the following categories typical for Brazilian banks: (1) actions requesting the review of contractual terms and conditions or seeking monetary adjustments, including the alleged effects of implementation of various economic government plans; (2) actions arising from loan agreements; (3) execution actions; and (4) actions seeking damages. As of December 31, 2012, our probable loss risk civil litigation liabilities amounted to R$1.5 billion, which has been provisioned and our possible loss risk civil litigation liabilities were R$0.7 billion. For civil lawsuits considered to be common and similar in nature, the provisions are recorded based on statistical average previous payments, and on the legal counsel’s evaluation of success. Provisions for other lawsuits are determined individually on a case-by-case basis.

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

Contingent liabilities classified as remote risk of loss refer to judicial and administrative proceedings involving other matters assessed by legal counsels as remote losses, which were not accounted for. The main lawsuits include:

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

In addition to the above-mentioned proceedings, in December 2008, the Brazilian Federal Revenue Service issued an infraction notice against us in the total amount of R$3.9 billion with respect to IRPJ and CSLL related to 2002 to 2004. The tax authorities assert that Santander Brasil did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. On October 21, 2011 an unanimous decision of CARF was handed down to cancel the tax assessments corresponding to tax years 2002 to 2004. In June 2010, the Brazilian Federal Revenue Service issued other infraction notices in the total amount of R$1,420 million, based on the same concepts as the previous notice, with respect to IRPJ and CSSL related to 2005 to 2007. The administrative proceedings are pending judgment. In accordance with the advice of our external legal counsel, we find that the Brazilian Federal Revenue Service’s position is incorrect, that the grounds to contest those claims are well founded, and that the risk of loss is remote. Accordingly, we have not recorded any provisions for this matter since this issue should not have an impact on our consolidated financial statements.

Cayman Islands Branch

We have a branch in the Cayman Islands with its own staff and representative officers. Banco Santander S.A. —Cayman Islands branch is licensed under The Banks and Trust Companies Law (2009 Revision) as a Category “B” Bank and it is duly registered as a Foreign Company with the Registrar of Companies in Grand Cayman, Cayman Islands. The branch, therefore, is duly authorized to carry on banking business in the Cayman Islands. The branch was authorized by the local authorities to act as its own registered office and it is located at the Waterfront Centre Building, 28, North Church Street — 2nd floor, Grand Cayman, Cayman Islands, P.O. Box 10444 - KYI-1004, Phone: 1-345-769-4401 and Fax: 1-345-769-4601.

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

Dividend Policy

We currently recommend to our shareholders to distribute 50.0% of our yearly adjusted net income (as defined below) as dividends and/or interest attributable to shareholders’ equity. Our future dividend policy and the amount of future dividends and/or interest attributable to shareholders’ equity we decide to recommend to our shareholders for approval will depend on a number of factors, including, but not limited to, our cash flow, financial condition (including capital position), investment plans, prospects, legal requirements, economic climate and such other factors as we may deem relevant at the time. The amount of future dividends or interest attributable to shareholders’ equity we may pay is subject to Brazilian corporate law and will be determined by our shareholders at general shareholders’ meetings as described below.

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

Our by-laws provide that an amount equal to at least 25.0% of our adjusted net income, after deducting allocations to the legal and contingency reserves, should be available for distribution as dividend or interest attributable to shareholders’ equity in any given year. This amount represents the mandatory dividend. Our calculation of net income and allocations to reserves for any year, as well as the amount available for distribution, are determined on the basis of our consolidated financial statements prepared in accordance with Brazilian GAAP. Our net income calculated in accordance with Brazilian GAAP may differ from the net income calculated in accordance with IFRS, principally as a result of the amortization of the goodwill derived from the acquisition of Banco Real in 2008. See note 46 to our consolidated financial statements.

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

•                  Legal Reserve. We are required to maintain a legal reserve to which we must allocate 5.0% of our net profits for each fiscal year until the aggregate amount of the reserve equals 20.0% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our capital stock. The amounts allocated to such reserve must be approved by our shareholders in a shareholders’ meeting, and may be used only to increase our capital stock or to offset any net losses. Therefore, they are not available for the payment of dividends.

•                  By-laws Reserve. Pursuant to Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our by-laws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve. An allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent distribution of the mandatory distributable amount. Our by-laws currently establish that after the deduction of the amount allocated to the legal reserve and mandatory dividends, we may allocate the balance of our adjusted net income to a reserve for equalization of dividends, which is limited to 50.0% of our capital stock, whose purpose is to secure funds for the payment of dividends or interest attributable to shareholder’s equity, or any advance payment thereof, so as to ensure a continuous flow of dividends.

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

Any holder of record of shares at the time a dividend is declared is entitled to receive dividends. Under Brazilian corporate law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders’ resolution establishes another payment date, which, in any event, must occur prior to the end of the fiscal year in which such dividend was declared. Based on Brazilian corporate law, unclaimed dividends do not bear interest, are not monetarily adjusted and may revert to us three years after dividends were declared. In this regard, on April 25, 2012 our shareholders approved in an extraordinary shareholders meeting the amendment of the term of payment of dividends and interest attributable to shareholders’ equity related specifically for the year of 2012, to not more than 180 days counted from its declaration by our board of directors and in any circumstances within the year of 2012.

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

Interest Attributable to Shareholders’ Equity

Under the Brazilian tax legislation effective January 1, 1996, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes and, from 1998, for social contribution purposes. The purpose of the tax law change is to encourage the use of equity investment, as opposed to debt, to finance corporate activities. Payment of such interest may be made at the discretion of our board of directors, subject to the approval of the shareholders at a shareholders’ general meeting. The amount of any such notional “interest” payment to holders of equity securities is generally limited in respect of any particular year to the greater of:

•                  50.0% of our net income (after the deduction of any allowances for social contribution taxes on net profits but before taking into account allowances for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; and

•                  50.0% of our accumulated profits.

The rate applied in calculating interest attributable to shareholders’ equity cannot exceed the pro rata die variation of the Long Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP.

For accounting purposes, although the interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity in the same way as the dividend. Any payment of interest with respect of the common shares is subject to income tax at the rate of 15.0%, with the rate increasing to 25.0% for individuals or entities residing in a tax haven (that is, a country where there is no income tax or where income tax is below 20.0% or where local legislation imposes restrictions on disclosure regarding the shareholder composition or investment ownership). If these payments are recorded at their net value, as part of any mandatory dividend, we will pay the tax on behalf of our shareholders upon the payment of interest. If we pay interest attributable to shareholders’ equity in any year, and the payment is not recorded as part of the mandatory distribution, the payment of the income tax will be the responsibility of our shareholders.

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

The following tables set forth the amounts available for distribution as dividends in 2012 based on the Brazilian GAAP calculation of net income. The reconciliation of net income under Brazilian GAAP to net income under IFRS is presented in Note 46 to our audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010.

	For the year ended December 31,
	2012	2011	2010
	(in millions of R$)
Net Income attributed under Brazilian GAAP	3,187	3,571	3,857
(-) Legal Reserve	159	178	193
(=) Amounts Available for distribution	3,028	3,393	3,664
Mandatory Dividends — 25.0%	757	848	916
Interest on Shareholder’s Equity	1,020	1,550	1,760
Dividends	1,650	1,625	1,780
Total (Interest on Shareholder’s Equity and Dividends)	2,670	3,175	3,540
Dividends distributed in excess to the Mandatory Dividend	1,913	2,327	2,624

History of Payment of Dividends and Interest Attributable to Shareholders’ Equity

In 2012, we declared dividends and interest on shareholders’ equity in the gross amount of R$2,670 million, R$1,470 million of which was paid on August 29, 2012 and R$1,200 million of which was paid on February 26, 2013.

The table below shows the amounts paid to our shareholders in the periods indicated.

	For the year ended December 31,
	2012	2011	2010	2009	2008
	(in millions of R$)
Dividends	1,650	1,625	1,780	750	973
Interest attributable to shareholders’ equity	1,020	1,550	1,760	825	480
Total	2,670	3,175	3,540	1,575	1,453
Dividends and interest on capital per 1,000 shares (reais)
Common shares	6.39	7.61	8.48	4.11	4.26
Preferred shares	7.03	8.37	9.32	4.52	4.69

B.            Significant Changes

No significant changes with respect to our consolidated financial statements have occurred since December 31, 2012. For important events that have occurred since December 31, 2012, see “Item 4. Information on the Company—A. History and Development of the Company—Important Events”.

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

The following table shows our outstanding publicly traded common shares and preferred shares:

Free Float	BM&FBOVESPA	NYSE
Common shares	17,798,314,953	33,065,086,285
Preferred shares	17,684,937,534	30,059,169,350
Total	35,483,252,487	63,124,255,635

Units, Common and Preferred Shares traded on BM&FBOVESPA

The table below sets forth the high, low and last daily sales prices in reais for our shares on the BM&FBOVESPA for the periods indicated.

Reais per share — SANB3 (Common Shares)

	High	Low	Last

2007 Annual	n.a.	n.a.	n.a.
2008 Annual	n.a.	n.a.	n.a.
2009 Annual	0.25	0.11	0.24
2010 Annual	0.30	0.17	0.28
2011 Annual	0.25	0.12	0.16
1st Quarter	0.25	0.17	0.20
2nd Quarter	0.21	0.16	0.17
3rd Quarter	0.18	0.12	0.13
4th Quarter	0.16	0.12	0.16
2012 Annual	0.20	0.13	0.15
1st Quarter	0.20	0.14	0.17
2nd Quarter	0.17	0.14	0.14
3rd Quarter	0.19	0.13	0.16
4th Quarter	0.16	0.13	0.15
LAST 6 MONTHS
October 2012	0.16	0.13	0.14
November 2012	0.14	0.13	0.14
December 2012	0.15	0.13	0.15
January 2013	0.16	0.13	0.14
February 2013	0.15	0.13	0.14
March 2013 (through March 26)	0.16	0.13	0.15

Reais per share — SANB4 (Preferred Shares)

	High	Low	Last

2008 Annual	n.a.	n.a.	n.a.
2009 Annual	0.26	0.12	0.22
2010 Annual	0.22	0.16	0.21
2011 Annual	0.19	0.12	0.14
1st Quarter	0.19	0.16	0.18
2nd Quarter	0.19	0.16	0.18
3rd Quarter	0.18	0.12	0.14
4th Quarter	0.16	0.12	0.14
2012 Annual	0.18	0.13	0.13
1st Quarter	0.18	0.13	0.16
2nd Quarter	0.17	0.14	0.15
3rd Quarter	0.16	0.13	0.14
4th Quarter	0.15	0.13	0.13
LAST 6 MONTHS
October 2012	0.16	0.13	0.14
November 2012	0.14	0.13	0.14
December 2012	0.14	0.13	0.13
January 2013	0.16	0.13	0.14
February 2013	0.15	0.13	0.14
March 2013 (through March 26)	0.15	0.13	0.14

	BMF&BOVESPA Units — SANB11
	High	Low	Last
	R$ per share
2007 Annual	n.a.	n.a.	n.a.
2008 Annual	n.a.	n.a.	n.a.
2009 Annual	n.a.	n.a.	n.a.
2010 Annual	26.05	17.93	24.85
2011 Annual	22.95	12.51	14.96
1st Quarter	22.95	18.05	19.80
2nd Quarter	20.34	16.90	18.30
3rd Quarter	18.32	12.95	13.72
4th Quarter	16.15	12.51	14.96
2012 Annual	19.70	13.59	14.97
1st Quarter	19.70	14.96	16.80
2nd Quarter	17.16	15.04	15.40
3rd Quarter	17.32	13.60	14.82
4th Quarter	15.48	13.59	14.97
LAST 6 MONTHS	19.31	12.51	17.29
October 2011	15.48	13.67	13.95
November 2011	14.81	13.59	14.50
December 2011	15.09	13.93	14.97
January 2012	16.07	14.46	14.65
February 2012	15.05	13.97	14.38
March 2012 (through March 26)	16.07	14.26	14.45

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

	NYSE ADS - BSBR
	High	Low	Last
	U.S.$ per share

2008 Annual	n.a.	n.a.	n.a.
2009 Annual	14.28	12.59	13.05
2010 Annual	15.66	9.82	13.60
2011 Annual	13.98	6.73	8.14
1st Quarter	13.98	10.86	12.26
2nd Quarter	12.60	10.54	11.71
3rd Quarter	11.85	7.23	7.32
4th Quarter	9.59	6.73	8.14
2012 Annual	11.30	6.56	7.28
1st Quarter	11.30	8.05	9.17
2nd Quarter	9.33	7.18	7.75
3rd Quarter	8.50	6.70	7.37
4th Quarter	7.68	6.56	7.28

	NYSE ADS - BSBR
	High	Low	Last
	U.S.$ per share

LAST 6 MONTHS
October 2012	7.68	6.69	6.80
November 2012	7.12	6.56	6.69
December 2012	7.36	6.62	7.28
January 2013	7.89	7.11	7.28
February 2013	7.50	6.96	7.31
March 2013 (through March 26)	8.19	7.05	7.09

B.            Plan of Distribution

Not applicable.

C.            Markets

Trading on the BM&FBOVESPA

In 2000, Bolsa de Valores de São Paulo was reorganized through the execution of a memorandum of understanding by the Brazilian stock exchanges and assumed all equity securities traded in Brazil. In 2007, Bolsa de Valores de São Paulo was subject to a corporate reorganization, by which, among other things, the quotas issued by it were transferred to BOVESPA Holding S.A. and Bolsa de Valores de São Paulo S.A. — BVSP. The operations of BOVESPA Holding S.A. and Bolsa de Mercadorias e Futuros — BM&F S.A. were subsequently integrated, resulting in the creation of BM&FBOVESPA. In late 2008, Bolsa de Valores de São Paulo — BVSP and Companhia Brasileira de Liquidação e Custódia were merged into BM&FBOVESPA, which currently concentrates all trading activities of shares and commodities in Brazil, including settlement, clearing and depositary services.

Trading on the exchange is conducted by authorized members. Trading sessions in the shares market takes place every business day, from 10:00 a.m. to 5:30 p.m., on an electronic trading system called Megabolsa. Trading is also conducted between 6:05 p.m. and 7:30 p.m. in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the Internet. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

In order to maintain control over the fluctuation of the BM&FBOVESPA index, the BM&FBOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the BM&FBOVESPA index falls below 10.0% or 15.0%, respectively, in relation to the closing index levels of the previous trading session.

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

Regulation of Brazilian Securities Markets

The Brazilian securities market is regulated by the CVM, as provided for by Law 6,385 of December 7, 1976 or the “Brazilian Securities Exchange Law” and Brazilian corporate law. The Brazilian Central Bank and the CVM are responsible for granting licenses to brokerage firms to govern their incorporation and operation. The Brazilian Central Bank regulates foreign investment and exchange transactions, pursuant to the guidelines set forth by the CMN, as provided for by the Brazilian Securities Exchange Law and Law 4,595 of December 31, 1964. These laws and regulations provide for, among other things, disclosure requirements, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges.

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

Investment in Our Units by Non-Residents of Brazil

Investors residing outside Brazil, including institutional investors, are authorized to purchase securities in Brazil, including our units, on the BM&FBOVESPA, provided that they comply with the registration requirements set forth in Resolution 2,689 of the CMN (or CMN Resolution 2,689), and CVM Instruction 325.

With certain limited exceptions, CMN Resolution 2,689 allows investors to carry out any type of transaction in the Brazilian capital markets involving a security traded on a Brazilian stock, future or organized over-the-counter market, but investors may not transfer the ownership of investments made under CMN Resolution 2,689 to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our units are made through the foreign exchange market.

In order to become a CMN Resolution 2,689 investor, an investor residing outside Brazil must:

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

Securities and other financial assets held by foreign investors pursuant to CMN Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.

Foreign direct investors under Law 4,131/62 may sell their shares in both private and open market transactions, but these investors are currently subject to less favorable tax treatment on gains.

A foreign direct investor under Law 4,131/62 must:

•                  register as a foreign direct investor with the Brazilian Central Bank;

•                  obtain a taxpayer identification number from the Brazilian tax authorities;

•                  appoint a tax representative in Brazil; and

•                  appoint a representative in Brazil for service of process in respect of suits based on the Brazilian corporate law.

Resolution 1,927 of the CMN, which restated and amended Annex V to Resolution 1,289 of the CMN, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. We filed an application to have the ADSs approved under CMN Resolution 1,927 by the Brazilian Central Bank and the CVM, and we received final approval on October 1, 2009.

If a holder of ADSs decides to exchange ADSs for the underlying units, the holder will be entitled to (1) sell the units on the BM&FBOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our units, (2) convert its investment into a foreign portfolio investment under CMN Resolution 2,689/00 or (3) convert its investment into a foreign direct investment under Law 4,131/62. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations” for a description of the tax consequences to an investor residing outside Brazil of investing in our units in Brazil.

If a holder of ADSs wishes to convert its investment into either a foreign portfolio investment under CMN Resolution 2,689/00 or a foreign direct investment under Law 4,131/62, it should begin the process of obtaining his own foreign investor registration with the Brazilian Central Bank or with the CVM, as the case may be, in advance of exchanging the ADSs for common shares.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under CMN Resolution 2,689/00. If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law 4,131/62, the conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. This may also involve the need to change the units into shares.

If a foreign direct investor under Law 4,131/62 wishes to deposit its units into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. This may also involve the need to change the units into shares.

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

General

We are currently a publicly held company, incorporated under Brazilian law. Our headquarters are located in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, 2041 and 2235, Bloco A, Vila Olímpia. Documentation of our incorporation is duly registered with the Junta Comercial do Estado de São Paulo (Board of Trade of the State of São Paulo), or JUCESP, under NIRE (Registry Number) 35300332067.

On September 18, 2009, we entered into an agreement to join the Level 2 segment of the BM&FBOVESPA, pursuant to which we must comply with certain requirements relating to corporate governance practices and disclosure of information to the market.

Issued Share Capital

As of the date of this annual report, our capital stock is R$62,828,201 thousand, fully paid-in and divided into 399,044,116,905 thousands of shares, all nominative, in book-entry form and without par value, consisting of 212,841,731,754 thousands of common shares and 186,202,385,151 thousands of preferred shares. Under our by-laws, we may increase our capital stock up to our authorized limit, irrespective of any amendments to our by-laws, upon a resolution of our board of directors, and through the issue of up to 500 billion new shares, provided that the total number of preferred shares cannot exceed 50.0% of the total number of our outstanding shares. Our capital stock is recorded in the financial statements in the amount of R$62,634,585 thousand, net of IPO expenses incurred in 2009 in the amount of R$193,616 thousand as required by IFRS, Any capital increase in excess of this limit requires approval by our shareholders. Pursuant to the rules of the Level 2 segment of BM&FBOVESPA, we may not issue certificates, and in accordance with Law 4,595, we may not issue debentures. Within the limit of our authorized capital and according to the plan approved by the shareholders’ meeting, we may grant stock options to our officers, employees and individuals who render services to us or to our controlled companies, with the exclusion of the preemptive right of our shareholders at the time of the grant or exercise of the stock options. See “Item 6. Directors, Senior Management and Employees—B. Compensation——Compensation Plan Overview.”

Treasury Stock

As of December 31, 2012, we had 568,882,490 common shares and 517,165,900 preferred shares in treasury.

Shareholders’ Agreement

As of the date of this annual report, there is no shareholders’ agreement in effect related to us.

Corporate Purposes

Pursuant to article 4 of our by-laws, our corporate purpose is to (1) participate in active, passive and accessory transactions related to our authorized portfolios (commercial, investment, credit, financing and investment, real estate credit and leasing), as well as foreign exchange transactions; (2) manage investment portfolios and any other transaction that would be allowed by law and regulations in force; and (3) participate, as shareholder or quotaholder, in other companies.

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

Policy for the Trading of Our Securities

Under the CVM rules and regulations, we have a policy outlining rules for trading of our securities, the objectives of which are (1) to prevent and punish insider trading of our securities, and (2) define rules relating to the trading of our securities, according to CVM Instruction 358 and our internal policies. This policy also is intended to prevent tipping (the passing of privileged information to the benefit of third parties) and to promote transparency in the trading of our securities. This policy describes periods in which there shall be no trading with our securities, in order to avoid any question of insider trading. The policy applies to us, our controlling shareholders (be they direct or indirect), board members, executive officers, members of our fiscal council (when it is active) other technical and advisory committees, bodies performing technical or advisory functions, created under by our by-laws, or anyone who, by virtue of their office or position with us, our controlling shareholders, controlled companies or companies under common control have access to any privileged information and their respective direct dependents, among others.

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

(2)       during the time elapsed from the date we decide to increase our capital, to float new securities, to allot dividends, to grant bonuses, to split or group shares until we publish the respective public notices or announcements thereabout;

(3)       when there is an intention to carry out a merger, total or partial spin-off, transformation or corporate restructuring;

(4)       during the 30-days elapsed from the date we release the half-yearly and yearly balance sheets until the date that we publish our consolidated financial statements and the release of our quarterly financial information, or “ITR”, provided that on an exceptional basis in cases of trades of fixed-income securities by us intended for raising funds for us in the normal course of business, including medium term notes, issued by us, the prior period shall be fifteen (15) days before disclosure of our annual or half-year financial statements and quarterly information (ITR).

(5)       with respect to our directors and executive officers, in the event of acquisition or sale of our shares by us or the acquisition or sale of our shares by any of our controlled or affiliated companies or any other company under our common control.

Our policy also establishes that our controlling shareholders, executive officers, and members of our board of directors, members of our fiscal council (when it is active) and other technical and advisory committees, or bodies performing technical or advisory functions, created under by our by-laws, shall not be allowed to trade in securities issued by us or their respective derivatives, whenever we are in the process of acquiring or disposing of shares issued by the us (“Buyback Program”), by our controlled or associated companies or by any other company under their common control, or if there has been granted an option or power of attorney for the same purpose, provided, however, that such prohibition shall not apply in the event the Buyback Program has the specific purpose of making feasible the management of the risk brought about our activities as market making, and provided that on the days on which the persons described above are doing business, we will only trade in shares issued by us to attend to the purposes provided for in the Buyback Program.

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

•                  the approval of contracts which would have been subject to approval in general shareholders’ meeting entered into by and between us and our controlling shareholder, directly or indirectly, and contracts of other companies in which our controlling shareholder may hold an interest, whenever, pursuant to a statutory or by-law provision, action is required to be taken on such contracts at a shareholders’ meeting;

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

Apart from this, holders of preferred shares are entitled to the following rights according to our by-laws:

•                  the right to participate with priority in the distribution of dividends and interest on shareholders own equity in an amount 10.0% higher than those attributed to common shares;

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

According to Brazilian corporate law, (1) holders of preferred shares without voting rights (or with restricted voting rights) collectively representing at least 10.0% of our total capital stock and (2) holders of common shares not in the control block, which individually or collectively represent 15.0% of our common capital stock may appoint one member of our board of directors and his or her alternate at any annual shareholders’ meeting. In addition, if either the common or preferred shares held by the non-controlling shareholders are insufficient to achieve these percentages, they may combine their shares to appoint one member of our board of directors and his or her alternate. However, these rights are exercisable only by holders of the shares that have held them for a minimum of three months before the date of the annual shareholders’ meeting.

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

Shareholders’ General Meetings

At shareholders’ meetings regularly called and convened, our shareholders are generally empowered to take any action relating to our corporate objective and to adopt such resolutions as they may deem necessary. Shareholders at the annual general shareholders’ meeting have the exclusive power to (1) approve our annual consolidated financial statements, (2) determine the allocation of our net income and the payment of dividends with respect to the year ended immediately prior to the shareholders’ meeting, and (3) determine the aggregate compensation of the members of the board of directors, our officers and the fiscal council, if installed. The election of our directors typically takes place at the annual shareholders’ meeting, although Brazilian corporate law provides that they may also be elected at a special shareholders’ meeting. According to Level 2 Regulation, we must elect independent directors in proportion of at least 20.0% of the total number of our board of directors. Members of our fiscal council, if the necessary number of shareholders requires its establishment, may be elected at any shareholders’ meeting.

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

Quorum for our Shareholders’ General Meetings

As a general rule, Brazilian corporate law sets forth that a quorum for purposes of a shareholders’ meeting consists of shareholders representing no less than 25.0% of a company’s issued and outstanding voting capital stock on the first meeting which is called and, if that quorum is not reached, any number of our voting capital stock on the second meeting called. A quorum for purposes of amending our by-laws consists of shareholders representing at least two-thirds of our issued and outstanding capital stock on the first call meeting and any percentage on the second call meeting.

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

•                  shareholders holding at least 5.0% of our share capital if our board of directors fail to call a meeting within 8 days after receipt of a request to call the meeting by those shareholders, and such request must indicate the proposed agenda;

•                  shareholders holding at least 5.0% of our common shares or shareholders holding at least 5.0% of our preferred shares if our board of directors fail to call a meeting within eight days after receipt of a request to call the meeting to convene a fiscal council; and

•                  our fiscal council, if one is in place, if our board of directors delays calling an annual shareholders’ meeting for more than one month. The fiscal council may also call a special general shareholders’ meeting any time if it believes that there are significant or urgent matters to be addressed.

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

Board of Directors

Our by-laws require that our board of directors consist of a minimum of five and a maximum of twelve directors, one of them denominated chairman, another vice-chairman and the other members denominated directors. The exact number of directors is set by the shareholders at the meeting which approves their election. According to Level 2 Regulation, at least 20.0% of the members of our board of directors should be independent.

Brazilian corporate law permits cumulative voting upon the request of shareholders of at least 10.0% of our voting capital. Should this occur, each share will be granted as many votes as there are seats on the board, and each shareholder will have the option to cast his or her votes for one of more candidates. Under CVM Instruction No. 282, dated June 26, 1998, the minimum percentage required for a shareholder to request adoption of cumulative vote procedure in public companies may be reduced based on the amount of the outstanding capital stock reflected in its by-laws, varying from 5.0% to 10.0%.

If there is no request for cumulative voting, under applicable law, the shareholders, individually or jointly, of at least 15.0% of our common shares, or the shareholders, individually or jointly, of at least 10.0% of our preferred shares or shares with restricted voting rights, or still the shareholders of common and preferred shares which jointly represent at least 10.0% of our total capital stock, have the right to indicate, in a separate election, one member of the board of directors and the respective substitute.

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

•                  In cases where (1) our company merges with another company in circumstances in which we are not the surviving company or (2) we are consolidated with another company or (3) we participate in a group of companies (as defined in the Brazilian corporate law), our shareholders will not be entitled to withdraw from our company if their respective shares are (i) liquid, defined as part of the BM&FBOVESPA index or some other traded stock exchange index (as defined by the CVM) and (ii) widely held, such that the controlling shareholder or companies it controls hold less than 50.0% of our shares.

•                  The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ general meeting. We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of those rights if the redemption of shares of dissenting or non-voting shareholders would jeopardize our financial stability.

•                  If shareholders exercise withdrawal rights, they are entitled to receive net book value for the shares, based on the last balance sheet approved by the shareholders. If the resolution giving rise to the rights is made later than 60 days after the date of the last approved balance sheet, the shareholder may demand that his or her shares be valued according to a new balance sheet dated no less than 60 days before the resolution date. In this case, we must immediately pay 80.0% of the equity value of the shares according to the most recent balance sheet approved by our shareholders, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ general meeting.

Redemption of Shares

According to Brazilian corporate law, we may redeem our shares by a decision taken in a special shareholders’ general meeting by shareholders representing at least 50.0% of the affected shares by the redemption. The share redemption may be paid with our profit, profit reserves or capital reserves. If the share redemption is not applicable to all shares, the redemption will be made by lottery. If custody shares are picked in the lottery and there are no rules established in the custody agreement, the financial institution will specify on a pro rata basis, the shares to be redeemed.

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

Purchases of Our Own Shares by Us

Our by-laws entitle our board of directors to approve the acquisition of our own shares. The decision to acquire our shares and maintain the acquired shares in treasury or to cancel them may not, among other things: (1) result in the reduction of our share capital; (2) require the use of resources greater than our retained earnings or reserves recorded in our most recent consolidated financial statements, except the legal reserve (as defined in the applicable regulation); (3) create, directly or indirectly, any artificial demand, supply or share price condition, or use any unfair practice, as a result of any action or omission; (4) be used for the acquisition of unpaid stock or shares held by our controlling shareholders; or (5) be conducted during the course of a public offering to purchase our shares. We may not keep in treasury more than 10.0% of our outstanding shares, excluding the shares held by our controlling shareholders, but including the shares held by subsidiaries.

On August 24, 2012, our board of directors approved the renewal of the buyback program for our units, to cover the acquisition of up to 57,006,302 units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares or ADRs by us or by our agency in Cayman which, on July 31, 2012, corresponded to approximately 1.5% of our outstanding shares. The term of the program expires on August 24, 2013. Any acquisition of our shares must be made on a stock exchange, except where the shares are registered for negotiation only in the over-the-counter market, and cannot be made in a private transaction or at a price higher than the market price unless prior approval is received from the CVM (and except to perform stock options previously granted to our officers by us). We may also purchase our shares for the purpose of going private. Additionally, we may acquire or issue put or call options related to our shares.

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

The appraisal report should be prepared by a specialized and experienced appraiser that is independent from us, our management team and controlling shareholders. The appraiser will be chosen by the affirmative vote of the majority of members present at the meeting, in which each preferred or common share will be entitled to one vote. The offeror will bear costs relating to the preparation of the valuation report. The shareholders’ meeting for this purpose taking place upon first call will require presence of shareholders representing at least 20.0% of the total shares outstanding and, if this quorum is not met, the further shareholders’ meetings called may take place irrespective of a specific minimum quorum.

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

Periodical and Occasional Publication of Information

Pursuant to the Brazilian securities regulation and CVM Instruction 358, we must provide certain information to the CVM and the BM&FBOVESPA on a periodic basis, including annual information, quarterly information and the quarterly management reports and reports of independent auditors. Brazilian securities regulations also require public companies to file with the CVM all shareholders’ agreements and notices and minutes of the shareholders’ meetings. Pursuant to CVM Ruling 480, of December 7, 2009 effective as of January 1, 2010, we must also file and constantly update a reference form (“Reference Form”) with the CVM (and available to the market), containing complete information with respect to us (similar to this annual report). The Reference Form has to be updated on an annual basis and delivered up to 5 months after the date on which the corporate year is closed, and whenever certain data contained therein is altered, within 7 business days as from the fact that originated the change.

In addition to the disclosure requirements imposed by Brazilian corporate law and the CVM, we must also observe the following disclosure models:

•                  we must, no later than four months after the end of each fiscal year, pursuant to CVM Instruction 457/07, as amended to CVM Instruction 485/10, release financial statements or consolidated financial statements in accordance with International Financing Report Accounting Standards, or IFRS, which must be disclosed in their entirety together with (a) the management report, (b) an explanatory note stating that the consolidated financial statements are in accordance with IFRS and Brazilian GAAP, and (c) the independent auditors’ report; and

•                  after the disclosure of information as established above, by no later than 15 days following the term established by Brazilian law for disclosure of our quarterly information, we must: (1) disclose our full quarterly information translated into the English language, or (2) disclose our financial statements or consolidated financial statements in accordance with IFRS, accompanied by the independent auditors’ review report.

According to the rules of the Level 2 segment of the BM&FBOVESPA, we must observe the following disclosure requirements:

•                  we must disclose our financial statements and consolidated financial statements to be prepared at the end of each quarter (except for the last quarter of each year) and at the end of each year, in the English language, in conjunction with the management report, or comments on the performance of the Company and the opinion or report of special review of the independent auditors, according to the Brazilian law;

•                  the notes to the quarterly financial statements are required to include information on related party transactions with the level of disclosures required by the accounting standards adopted in preparing annual financial statements.

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

According to CVM Instruction 358, if any direct or indirect controlling shareholders, or shareholders entitled to elect our directors and fiscal council members either individually or in a group of persons or entities sharing similar interests, should directly or indirectly increase or reduce their interest in our capital stock by more than 5.0%, such persons or entities must disclose to us, the CVM and the BM&FBOVESPA the following information: (1) name and qualification of the person acquiring the shares containing, if it were the case, a declaration by the acquiring party that they did not intend to alter the structure of the company’s administration or the composition of its control; (2) reason for the participation and aimed quantity of shares; (3) number of shares, subscription receipts, rights of subscription of shares and call options, by class and type, directly or indirectly held by the acquirer or any person related to him; and (4) information regarding any agreement providing for the exercise of voting rights or the purchase and sale of the securities. Our investor relations officer is responsible for sending this information to the CVM and to the BM&FBOVESPA within ten days as of the end of the month in which such transactions took place.

Disclosure of Material Developments

According to Law 6,385 of December 7, 1976, and subsequent amendments, and CVM Instruction 358 of January 3, 2002, and subsequent amendments, we must disclose any material development related to our business to the CVM and to the BM&FBOVESPA and must publish a notice of the material development. Disclosure requirements include provisions that: (1) establish the concept of a material fact, which includes decisions made by the controlling shareholders, resolutions of the general shareholders’ meeting or of the management team of publicly held companies, or any other facts of a political, administrative, technical, business or financial and economic nature that are related to the company’s business and that may significantly influence (a) the price of its publicly traded securities; (b) the decision of investors to buy, sell or keep such securities; and (c) the decision of investors to exercise any of such securities’ underlying rights; (2) specify examples of facts that are considered to be material, which include, among others, the execution of shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies; (3) require the investor relations officer, the controlling shareholders, other officers, directors, members of the fiscal council and of any technical or advisory committees to disclose material facts to the CVM; (4) require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading; (5) require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year; (6) establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and (7) restrict the use of insider information.

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

D.            Exchange Controls

Foreign Investment in Brazil

Foreign Direct Investment

Foreign Direct Investment in Brazil is regulated by Law 4,131 and Law 4,390 enacted on September 3, 1962 and August 29, 1964, respectively, as amended. According to Law 4,131, foreign capital is considered to be “any goods, machinery and equipment that enter Brazil, with no initial disbursement of foreign currency, for the production of goods and services, as well as any funds brought into the country for investment in economic activities, provided that in both cases they belong to individuals or legal entities resident, domiciled or headquartered abroad”.

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

On December 28, 2006, Law 11,371 amended Law 4,131, established that the foreign capital invested in Brazilian companies not yet duly registered with the Brazilian Central Bank within such 30 day period and not subject to other types of registration must be registered therewith. For the purposes of such registration the amount of foreign capital in reais to be registered must be evidenced in the accounting records of the relevant Brazilian company. Foreign capital invested and not already registered must be registered prior to the last business day of the subsequent calendar year during which the company becomes obligated to register the capital.

Other than such registration, foreign investment is not subject to government approvals or authorizations, and there are no requirements regarding minimum investment or local participation in capital (except in very limited cases such as in financial institutions, insurance companies and other entities subject to specific regulations). Foreign participation, however, is limited (that is, subject to approvals) or forbidden in several sectors. A presidential decree issued on November 13, 1997, in respect of Banco Meridional do Brasil S.A. (a predecessor entity) allows up to 100 percent foreign participation in our capital stock.

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

Capital Markets Investment

Investors residing outside Brazil, including institutional investors, are authorized to purchase securities in Brazil on the Brazilian stock exchange, provided that they comply with the registration requirements set forth in Resolution 2,689, issued on January 26, 2000, of the CMN, and CVM Instruction 325, issued on January 27, 2000, as amended.

With certain limited exceptions, CMN Resolution 2,689 investors are permitted to carry out any type of transaction in the Brazilian capital markets involving a security traded on a stock, future or organized over-the-counter market, but may not transfer the ownership of investments made under CMN Resolution 2,689 to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under Santander Brasil’s shares are made through the commercial rate exchange market.

In order to become a CMN Resolution 2,689 investor, an investor residing outside Brazil must:

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

Interest Attributable to Shareholders’ Equity

Law 9,249, dated December 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on net equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits; subject to the limits described below. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the Long Term Interest Rate (Taxa de Juros de Longo Prazo—TJLP), as determined by the Brazilian Central Bank from time to time, and the amount of this deductible expense may not exceed the greater of:

•                  50.0% of the net income (after the deduction of social contribution on net profit but before taking into account allowances for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; and

•                  50.0% of our accumulated profits.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15.0%, or 25.0% for individuals or entities residing in a “Tax Haven” (that is, a country where there is no income tax or where income tax is below 20.0% or where local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership). These payments may be included, at their net value, as part of any mandatory dividend , as discussed above under “—Dividend Policy”. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend. If we pay interest attributable to shareholders’ equity in any year, and the payment is not recorded as part of the mandatory distribution, no additional amounts would be required to be paid by the Bank.

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

Capital gains realized by a Non-Resident Holder on a disposition of units sold on the Brazilian stock exchange, commodities or futures exchange (or a similar exchange):

•                  are subject to the withholding of income tax at a zero percent rate, when realized by a Non-Resident Holder that (1) has registered its investment in Brazil before the Brazilian Central Bank under the rules of the Brazilian Monetary Counsel (“Registered Holder”) and (2) is not a Tax Haven resident; and

•                  are subject to income tax at a rate of 15.0% with respect to gains realized by a Non-Resident Holder that is not a Registered Holder or by a Tax Haven resident that is a Registered Holder. In this case, withholding income tax of 0.005% will be applied by the intermediary institution (that is, a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against the 15.0% income tax due on the capital gain, which will be collected by the Non-Resident Holder’s tax representative in Brazil.

Any other gains realized on the disposition of units that is not carried out on such an exchange:

•                  are subject to income tax at a rate of 15.0% when realized by any Non-Resident Holder that is not a Tax Haven resident, regardless of whether such person is a Registered Holder; and

•                  are subject to income tax at a rate of 25.0% when realized by a Tax Haven resident, regardless of whether such person is a Registered Holder.

If the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market, the withholding tax will be applied at the rate of 15.0% or 25.0% (if earned by a Tax Haven resident), and shall be collected by the purchaser of the units. Any exercise of preemptive rights relating to units or ADSs will not be subject to Brazilian withholding income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposition of units or ADSs.

In the case of a redemption of securities or a capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the securities redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian exchange described above and is therefore subject to withholding tax at the rate of 15.0%, or 25.0%, as the case may be.

There can be no assurance that the current favorable tax treatment of Registered Holders will continue in the future.

Sale of ADSs

Pursuant to Section 26 of Law 10,833, the sale of property located in Brazil by a Non-Resident Holder, whether to a Brazilian resident or to another Non-Resident Holder, is subject to Brazilian income tax. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian income tax. Insofar as the regulatory norm referred to in Section 26 is recent and generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such discussion.

Gains on the exchange of ADSs for units

Non-Resident Holders may exchange ADSs for the underlying units, sell the units on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange or sale (in reliance on the depositary’s electronic registration). We understand that this transaction will not be subject to income tax in Brazil.

Upon receipt of the underlying units in exchange for ADSs, Non-Resident Holders may also elect to register with the Brazilian Central Bank the U.S. dollar value of such units as a foreign portfolio investment under CMN Resolution 2,689/00, which will entitle them to the tax treatment applicable to Registered Holders described above.

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

The difference between the acquisition cost, as the case may be, and the average price of the units, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15.0%, or 25.0% for Tax Haven residents. If a Non-Resident Holder that is a foreign direct investor under Law 4,131/62 wishes to deposit its units into the ADR program in exchange for ADSs, such Non-Resident Holder will be required to present to the custodian evidence, if applicable, of payment of the income tax assessed on capital gains at the rate of 15.0% or, in the case of a Tax Haven resident, 25.0%.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions

The Tax on Foreign Exchange Transactions (IOF/Exchange Tax), is due on the conversion of national or foreign currency, or any document that represents it, into an available equivalent amount. Currently, for most exchange transactions, the IOF/Exchange Tax rate is 0.38%.

However, different rates apply to an inflow of resources into Brazil for investments carried out by Non-Resident Holders in the Brazilian financial and capital markets under regulations issued by the CMN 2.689 (‘Resolução 2,689’). These rates are:

(i)	investments in financial and capital markets (Fixed Income), constitution of guaranteed margin, derivatives operations with predetermined yield, including simultaneous operations: 6.0%;

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

There is a 0.0% IOF tax on foreign exchange transactions for inflows that are designated to investments in debentures regulated by Law 12,431/2011, specifically the ones related to investment projects, and all the conditions of Law 12,431/2011 should apply.

Tax on Transactions Involving Bonds and Securities and Derivatives

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, known as “IOF/Bonds Tax”.

Currently, the IOF tax on fixed income bonds has a daily rate of 1.0% limited to 96.0% of the income generated by the bond, on the redemption amount, the amount of the assignment or renegotiation. The rate is reduced to zero as from the thirtieth day.

The rate of IOF/Bonds Tax applicable to transactions of variable income securities, including those traded in stock, commodities or futures markets that involve shares, or units comprised of shares, is reduced to zero.

The conversion of shares into ADRs or units into ADSs was not taxable before November 17, 2009. Following the enactment of Decree 7,011 of November 18, 2009, these transactions are subject to the IOF/Bonds Tax at the rate of 1.5% on the transaction value (obtained by multiplying the number of shares/units converted by its closing price at the day before the conversion, or, in the case no negotiation was made on that day, by the last closing price available).

The IOF Derivatives was established by the Decree 7,563 of September 16, 2011, and has a rate of 1.0% per day on the notional value of the adjusted purchase sale or maturity of financial derivative contract in the country that individually result in an increased foreign exchange exposure on a short position. However, as from the issuance of the Decree 7,699/12, this tax has been reduced to zero for (i) derivative contracts to hedge risks inherent to the price fluctuation of foreign exchange resulting from export contracts signed by an individual or legal entity resident or domiciled in the country; and (ii) other transactions with financial derivative contracts not expressly mentioned by the tax law.

Other Brazilian Taxes

The inheritance and gift tax (ITCMD) is applicable to the transfer of any goods or rights by gift or bequest. The transfer or disposition of shares, or units comprised of shares, that are abroad to individuals that are domiciled in Brazil is subject to taxation. If the shares are in Brazil and are transferred to a non-resident, the ITCMD will apply if the donor domiciled in Brazil and the donor is domiciled abroad.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of ADSs or units, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. This summary does not address “Medicare contribution tax” consequences and applies only to U.S. Holders (as defined below) that hold ADSs or units as capital assets for U.S. federal income tax purposes and does not address special classes of holders, such as:

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (a practice called “pre-release”) or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of American depositary shares. These actions would also be inconsistent with the claiming of the preferential rates of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Brazilian taxes and the availability of the preferential tax rates for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by these parties or intermediaries.

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

Subject to applicable limitations, the discussion above regarding concerns expressed by the U.S. Treasury and the discussion of the passive foreign investment company rules below, under current law, dividends paid with respect to our ADSs to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates in their particular circumstances.

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

Foreign Tax Credits

Subject to certain generally applicable limitations, which may vary depending upon a U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Brazilian income taxes withheld from dividends on ADSs or units. A U.S. Holder will be entitled to use these foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. In addition, a U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury Regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, we believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended December 31, 2012. However, because the proposed Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25.0% interest), and the nature of our activities.

If we were a PFIC for any taxable year during which a U.S. Holder held our ADSs or units, any gain recognized by a U.S. Holder on a sale or other disposition of ADSs or units would be allocated ratably over the U.S. Holder’s holding period for the ADSs or units. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to all other taxable years would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each of those taxable years. Further, the portion of any distribution in respect of ADSs or units that is in excess of 125.0% of the average of the annual distributions on ADSs or units received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or units. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are a PFIC in any taxable year, a U.S. Holder may be required to file a report with the Internal Revenue Service (the “IRS”) containing such information as the Treasury Department may require.

In addition, if we are a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the preferential dividend rates discussed above with respect to certain dividends paid to non-corporate holders would not apply.

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

We also file consolidated financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20159-900, Brazil. The CVM maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the CVM. The address of that website is http://www.cvm.gov.br. We also file consolidated financial statements and other periodic information with BM&FBOVESPA. The address of the BM&FBOVESPA website is http://www.bovespa.com.br.

I.                Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Overview

Our operations are subject to a variety of risks. To manage these risks actively, we have incorporated the Santander Group’s worldwide risk management functions into various levels of our organization. Certain members of our risk management team are seconded from the Santander Group to ensure a consistent risk management approach worldwide by implementing our risk management policies for all areas, including financial, credit and market risk. In addition, committees headed by senior management oversee our risk reports in each of those areas. Risk limits and exposures in local jurisdictions are further subject to approval from the Santander Group.

Risk management reports provided to the Bank’s senior management are generated mainly by the control department and the risk consolidation department based on the databases corresponding to each department. Likewise, the reports for senior management for the Santander Group’s financial entities and foreign branches are generated mainly by the risk control departments of each of those entities and branches.

The presentation of risk management information to senior management is designed to enhance the understanding and management of risks for the Santander Group’s administrative bodies and branches. These reports are targeted to different audiences within senior management, whether the Santander Group, its financial entities, or its foreign branches, depending on the kind of information each type of report highlights.  Information may be transmitted to senior management either through our intranet’s risk reporting tool, through e-mail or by live presentations.

Committee	Responsibilities	Members	Meeting Frequency
Executive Risk Committee

•    Approve the risk tolerance that will be proposed to the board of directors of the Bank;

•    Monitor portfolios and ensure compliance with Santander Brazil’s risk tolerance and budget; and

•    Monitor the market to identify risks and opportunities that must be managed.

		Bank CEO Vice Presidents that are members of the Executive Committee	Monthly

Executive Risk Committee - Brazil

•    Apply the Group’s risk policies locally in a manner compatible with the objectives of the business areas;

•    Handle general issues related to market risk, cross-border limits, country risk, global banking operations, enterprises and retail clients;

•    Receive monthly updates on changes in business and risk policies that impact net margins, gross margins, provisions for doubtful accounts and the plan for credit management, as well as any other matters related to risk management;

•    Approve credit management plans; and

•    Review the observations and recommendations made from time to time by regulators and internal and external auditors.

		Vice President for Risk Management in Brazil and officers that report to him Invited members: Heads of segments, products and networks	Three times a week

Wholesale/Retail Monitoring Committee

•    Analyze, discuss, propose, and monitor policies, cash flows and credit processes of the Wholesale/Retail area;

•    Approve publicity campaigns, pre-qualification of clients and warning signals and monitor their performance;

•    Monitor the wholesale portfolio and the behavior of each of its segments as measured by:

•    Credit indicators, projections, and development;

•    Opportunities by product, economic sector and region;

•    Non-performance;

•    Client valuations; and

•    Behavior of clients subject to special monitoring.

•    Monitor the market to identify opportunities and risks to be managed.

Permanent members

Officers and risk management superintendents

Executive Vice President of the commercial network, global banking and corporate operations.

Executive Superintendent-Commercial

Regional Superintendent-Commercial

Director of organization, technology and processes

CFO of Retail and Finance

Weekly/semi-monthly/ad-hoc

The members of our loan portfolio committees make important decisions on risk management jointly, and these members come from several areas, certain of which are directly related to risk management and others which are not. Each of these committees has certain powers and approval levels, as more fully shown below, with the highest level of approval corresponding to the executive risk committee.

Information, analyses and decisions are also disseminated through the channels described below, fostering communication among areas within the Bank and within the risk management process:

•                  Risk intranet — for the transmission of information related to the various risk management areas;

•                  Internal department mailboxes — allow for the exchange of information within groups and areas;

•                  Periodic meetings (departmental, monthly, quarterly, off-site, conventions) — allow for regular exchange of information on an in-person basis;

•                  Regulations portal (which is an internal portal on the Bank’s intranet where the current risk management policies of the Bank or maintained);

•                  E-mail;

•                  Video and teleconferences with Santander Spain;

•                  Risk committees, including the Executive Risk Committee for Brazil, the Risk Management Committee, centralized risk committees (such as the Superior Risk Committee for Retail and the Territorial Committee), decentralized committees (such as the Network Committee) and decentralized instances for business management (such as Branch Committees).

Information is prepared in an effort to improve risk management and is divided into two kinds:

Standard information: Includes information and reports generated on a regular basis and with fixed content, subject to revisions, which is available to senior management for different target areas, depending on the type of information included in each report.  This information is used to facilitated knowledge about credit use, instrument valuation and the results generated, in addition to the analyses needed to manage these risks and optimize capital.  Each report may have a distinct presentation based on the guidelines pursuant to which it is prepared.

Non-standard information: Includes presentations and other information prepared for our senior management on an ad hoc basis or upon specific request and addresses specific topics that are not included in the standard reports.  When the request for certain information becomes more regular, such report becomes standard and automatically generated.

Standard information delivered to our senior management is intended to facilitate the understanding of all risks for which the risk management department is responsible.  The content of each report fits within one of two fundamental bases: the nature of the information and its frequency. The nature of the information prepared is either quantitative or qualitative.

Quantitative Information

Quantitative information includes risk metrics that permit our senior management to better analyze situations, trends and developments in each segment, activity or portfolio, relating to the planned scenarios or defined limits, with emphasis on any scenarios falling outside such limits.  Quantitative information is developed primarily to analyze liquidity and market risks, solvency risks.  Information related to liquidity and market risk includes, among other items, measurements of positions, mark-to-market valuations, sensitivity analyses, volume analyses, measures of liquidity gaps and country risk models, impacts of risks on results, economic risks, stress test simulations and back-testing.  Information related to solvency risks includes, among other items, credit exposure measures, abnormal events, doubtful asset measurements, impacts of solvency risks on our results, measures of expected loss, stress test simulations, and other information related to economic and market risks.

Qualitative Information

Qualitative information includes internal and external events relating to the economic, financial or competitive environment, and an evaluation and analysis of the causes and consequences or foreseeable consequences of such events.  These also include measures used to prepare such models.

The frequency with which such information is prepared is determined by the kind of information provided, as follows:

•                  Daily information:

•                  Liquidity and Market Risk: treasury limits (VaR, positions, sensibility of linear and non-linear books) and main changes in the treasury portfolio.

•                  Solvency Risk: focuses on sharp changes or those that involve significant variations in the evolution of the business and its environment.

•                  Weekly information

•                  This information focuses on generating updated high-level information in different segments (solvency risk) or portfolios (market risk), as well as a summary of the relevant facts and expected changes in the short term. Our senior management, including president and vice presidents of retail, risks and finance, and an independent member of our board of directors, receive a weekly report regarding market risks.

•                  Weekly information is drawn from our risk management framework and policies globally and is validated by local market and solvency risk areas.

•                  Monthly information

•                  Liquidity and Market Risk: facilitates the analysis of the current situation of different activities, including structural and interest rate risks. Also includes a detailed analysis of contrast measures and stress scenarios.

•                  Solvency Risk: facilitates an assessment of the current situation in different segments, compared to the budgeted situations and an analysis of the causes of deviations. It introduces credit rating with a basis of analysis.

•                  Monthly information is generally more detailed than weekly information.

Credit Risk

Our credit risk management process is designed to follow the standards of the Santander Group while taking into account our product offerings and the specific regulatory requirements of our operations in Brazil. Our credit approval process, particularly approval of new loans and risk monitoring, is structured in accordance with our customer and product classification. Our credit approval processes are structured primarily around our retail lending and wholesale lending activities. For additional details on our credit risk management policies with respect to specific categories of loans by type of customer see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Loan Portfolio—Types of Loans”.

Retail Lending

In our retail banking, credit requests by individuals are analyzed by a credit approval system applying various types of processes depending on the credit history of the customer and the type of credit requested. For standard credit requests in amounts less than R$2,000,000, approval is generally made at our branches based on an automatic, standardized process. When the customer’s request is submitted for credit approval, we collect relevant credit information for the customer, including the individual’s profession, level of income, internal and external financial restrictions, credit history, current indebtedness, and relationship with us. Based on this data and the type of credit requested, our credit rating system automatically assigns a credit rating based on a scoring model and our risk management policies. We use our scoring models in two different phases: during the “application” process and later in the “ongoing” phase. A credit scoring model is applied in the application phase when the customer starts the relationship with us and a behavioral scoring model is used when the customer has already had a relationship with us for a period established by our risk management policies. This policy allows us to evaluate our existing customers with a more complete analysis than if we applied a pure scoring model for all customers.

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

Credit authorizations are established through policies that define the rules and responsibilities of the members of each committee. We have established procedures and authorized certain organizational bodies to approve credit requests in amounts greater than those delegated to individual branches (both for individuals and SMEs). Such approvals are made following application of the relevant scoring model and individualized analysis by the relevant authorized body. The following table presents the individuals or corporate bodies authorized to make extensions of credit to retail borrowers for the amounts specified:

Authorization Required	Amount
Branch(1)	Up to R$2 million
Business Committees(2)	Up to R$2 million
Network Committees(3)	Up to R$4 million
Decision centers(4)	Up to R$8 million
Retail Risk Committee(5)	Up to R$15 million
Superior Risk Committee for Retail(6)	Up to R$60 million
Superior Risk Committee(7)	Up to U.S.$70 million
Brazil Executive Risk Committee(8)	Up to €100 million

(1)         For individuals, the maximum value is R$2.0 million for mortgages; for other credit lines, the maximum is R$110 thousand. For SMEs the maximum value is R$500 thousand.

(2)         Members of Business Committees include a credit risk manager.

(3)         Members of Network Committees include a credit risk manager.

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

Authorization Required	Amount Corporate Customers (GB&M)	Amount Corporate Customers
Regional approval committee	N.A.	Up to R$6 million
Regional Wholesale Risk Committee	N.A.	Up to R$15 million
Territorial Risk Committee	N.A.	Up to R$40 million
Wholesale Risk Committee	N.A.	Up to R$60 million
Superior Risk Committee(1)	Up to U.S.$40 million	Up from U.S.$70 million
Brazil Executive Risk Committee(2)	Up to €100 million	Up to €100 million

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

Recovery

The area of Business Recovery is responsible for all of our non-performing portfolios. The area has the role of defining, implementing and monitoring strategies and performance related to portfolios of delinquent customers, seeking to ensure maximum efficiency in recovery and considering all the legal requirements.

The area uses statistical tools to study the behavior of clients and strategize more assertive recovery. One of the tools used is a behavior score used to study the performance of different groups, for the recovery of business and reduce costs and achieve the goals. Customers with greater probability of payment are classified as low risk customers and those with a low probability of payment are classified as high risk with its collection more intensified.

The channels of operation are defined as “Mapa de Responsabilidade”, using the time value of default versus risk value - besides other characteristics used to create strategies. Daily contact by call center, inclusion in protection to credit department, sending collection letters, and contacts through a network of branches are tools used for credit recovery. Internal teams specialized in restructuring and debt recovery work directly with defaulting customers with overdue more than 60 days with higher values. We use outside agencies and attorneys to charge high-risk customers. These agencies receive a success fee for any amounts recovered.

We often execute sales of credit portfolio of bad debts. These sales of loan portfolios happen periodically through an auction process in order to look for better market opportunities.

Asset and Liability Management Committee

Our asset and liability management strategy is defined by the Financial Committee, which operates under the strict guidelines and procedures established by the Santander Group. Members of the Financial Committee include our Chief Executive Officer, Chief Financial Officer, Treasurer, Executive Vice President of Risk Management, Senior Vice President of wholesale banking operations, Senior Vice President of Retail Banking, the head of ALM and Chief Economist, among others. The Financial Committee establishes our funding strategy, structural balance sheet interest rate position and capital management. It uses several risk metrics to monitor the impact of market conditions, including market value and interest rate margin sensitivities. Other Financial Committee activities include the establishment of transfer pricing policies, management of risk-weighted assets and economic capital exposure, management of local regulatory capital and decision making on capital instrument issuances, each of which is in line with the Santander Group’s guidelines and limits.

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

As calculated by us, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99.0% confidence interval. It is the maximum one-day loss that we estimate we would suffer on a given portfolio 99.0% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that we would expect to exceed only 1.0% of the time, or approximately three days per year. VaR provides a single estimate of market risk that is comparable from one market risk to the other.

Our standard methodology is based on historical simulation (521 days). In order to capture recent market volatility in the model, our VaR figure is the maximum between the 1.0% percentile and the 1.0% weighted percentile of the simulated profit and loss distribution. This loss distribution is calculated by applying an exponential decline factor, which accords less weight to the observations farthest away in time.

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

Value at risk. The VaR for balance sheet activity and investment portfolios is calculated with the same standard as for trading and historical simulation, with a confidence level of 99.0% and a time frame of one day.

Analysis of scenarios of stress test. We apply three scenarios for the performance of interest rates: six standard deviations up and six standard deviations down of risk factors and one abrupt scenario in which risk factors are increased by 50.0% up and down from current levels. These scenarios are applied to the balance sheet, obtaining the impact on net worth as well as the projections of net interest revenue for the year.

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

Quantitative Analysis

Trading Activity

Quantitative analysis of daily VaR in 2012. Our risk performance with regard to trading activity in financial markets during 2012, measured by daily VaR, is shown in the following graph.

* Date format used is day/month/year.

VaR during 2012 fluctuated in a range between R$9 million and R$38 million. The VaR variance shown in the chart above was mainly due to changes of positions taken by trading book during 2012.

As observed in the histogram below, the VaR maintained a range between R$13 million and R$29 million on 80.0% of days in 2012.

Histogram of Risk — VaR (in millions of R$)

Risk by factor

The minimum, maximum, average and year-end 2012 risk values in VaR terms were as follows:

	Minimum	Average	Maximum	Last
	(in millions of R$)
Total Trading
Total VaR	9.06	20.76	38.37	21.63
Diversification Effect	(0.12)	(9.69)	(45.61)	(6.74)
IR VaR	8.04	16.38	37.08	21.39
Equity VaR	0.96	6.63	23.10	3.28
FX VaR	0.18	7.44	23.80	3.71

The average VaR for 2012 was R$20.8 million, a little bit lower than 2011 average due to the low market volatility in 2012.

The average risk of the three main risk factors, interest rates, equity price and exchange rates, were R$16.4 million, R$6.6 million and R$7.4 million, respectively, with a negative average diversification effect of R$9.7 million. The chart below shows the evolution of the risk groups VaR interest rates (IR), VaR exchange rates (FX) and VaR equity prices.

* Date format used is day/month/year.

Risk Statistics in 2012

Risk management of structured derivatives. Our structured derivatives activity (OTC) is mainly focused on structuring investment and hedging products for customers. These transactions include options on FX equities, currencies, fixed-income instruments and mostly market making books.

Scenario analysis. Different stress test scenarios were analyzed during 2012. A scenario of correlation break, generated results that are presented below.

Worst Case Scenario

The table below shows, on December 31, 2012, the maximum daily losses for each risk factor (fixed-income, equities and currencies), in a scenario which uses historical volatilities and simulates variations of the risk factors of +/-3 and +/-6 standard deviations on a daily basis. From this group of scenarios, we generate a table of stress test results, which identifies the largest loss per risk factor. The sum of the largest losses of each risk factor is the result of the Worst Case Scenario, which considers the break of correlation between risk factors.

Worst Case Stress Test

	Fixed Income	Equities	Exchange Rate	Total
	(in millions of R$)
Total trading	(58.51)	(10.67)	(9.57)	(78.75)

The stress test shows that the economic loss suffered by the group in the marked-to-market result would be, if this scenario materialized in the market, R$78.8 million.

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

Quantitative Analysis of Interest Rate Risk in 2012

Convertible Currencies

At the end of 2012, the sensitivity of net interest margin at one year, to a parallel rise of 100 basis points in the local yield curve was R$272 million.

In addition, at the end of 2012, the sensitivity of net worth to parallel rises of 100 basis points in the yield curves was R$1,532 million in the local currency yield curve.

Structural Gap

The following table shows the managerial gaps between the re-pricing dates of our assets and liabilities in December 31, 2012 (in millions of R$).

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
	(in millions of R$)
Structural Gap
Money Market	173,228	71,230	6,502	8,595	13,671	32,259	19,239	20,724	1,007
Loans	187,369	31,776	22,615	33,875	31,738	45,509	9,363	6,437	5,911
Permanent	24,619	—	—	—	—	—	—	—	24,619
Other	90,984	41,788	—	—	—	—	—	—	49,196
Total Assets	476,200	144,794	29,117	42,470	45,409	77,768	28,602	27,161	80,733
Money Market	(182,984)	(139,573)	(1,192)	(3,164)	(4,428)	(10,883)	(10,773)	(12,970)	—
Deposits	(124,726)	(71,212)	(991)	(518)	(17,439)	(33,244)	(813)	(275)	(234)
Equity and Other	(168,489)	(45,085)	(7,276)	(3,962)	(1,433)	(5)	11,586	—	(110,728)
Total Liabilities	(476,200)	(255,870)	(9,459)	(7,644)	(23,300)	(44,132)	(11,587)	(13,245)	(110,962)
Balance Gap	—	(111,076)	19,658	34,825	22,109	33,635	17,016	13,917	(30,228)
Off Balance Gap	—	16,437	4,419	2,455	1,574	(6,920)	(6,905)	(2,223)	—
Total Structural Gap	—	(94,639)	15,239	37,280	20,683	26,715	10,111	11,694	(30,228)
Accumulated Gap	—	(94,639)	(79,399)	(42,119)	(18,436)	8,279	18,390	30,084	145

The interest rate risk of our balance sheet management portfolios, measured by the sensitivity of the net margin to a parallel movement of 100 basis points, increased R$9 million during 2012, obtaining the maximum level of R$272 million in December. The sensitivity of the market value increased R$41 million during 2012, obtaining the maximum level of R$1,593 million in July .The main occurrences during 2012 that influenced this growth of sensitivity were the growth of the loans portfolio (increasing MVE in the amount of R$84 million), the duration increase of pre-fixed Brazilian sovereign bonds (increasing MVE in the amount of R$94 million) and sale of 181,420 contracts of DI futures - Cash Flow Hedge (increasing MVE in R$144 million).

The following chart shows our net interest margin, or “NIM”, and equity, or “MVE”, sensitivity during each month in 2012.

Interest Rate Risk Profile at December 31, 2012

The currency gap tables below show the managerial distribution of risk by maturity and currency in Brazil as of December 31, 2012 (in millions of R$).

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Gaps in local currency
Money Market	139,873	59,564	6,375	8,428	12,469	27,332	14,960	10,043	703
Loans	163,888	28,997	19,877	25,915	27,441	41,039	8,608	6,172	5,693
Permanent	24,450	—	—	—	—	—	—	—	24,450
Others	49,359	238	—	—	—	—	—	—	49,121
Total Assets	377,570	88,799	26,252	34,343	39,910	68,371	23,568	16,215	79,967
Money Market	(147,046)	(134,276)	(806)	(1,986)	(2,484)	(3,324)	(2,282)	(1,887)	—
Deposits	(122,668)	(70,214)	(125)	(369)	(17,439)	(33,244)	(786)	(257)	(234)
Equity and Other	(112,810)	(4,401)	—	—	—	—	—	—	(108,409)
Total Liabilities	(382,524)	(208,891)	(931)	(2,355)	(19,923)	(36,568)	(3,068)	(2,144)	(108,643)
Off-Balance Gap	4,932	20,744	(3,176)	2,844	1,739	(8,863)	(6,171)	(2,184)	0
Gap	(22)	(99,348)	22,145	34,832	21,726	22,940	14,329	11,887	28,676

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Gaps in foreign currency
Money Market	33,355	11,667	127	166	1,202	4,927	4,280	10,682	305
Loans	23,481	2,779	2,738	7,959	4,297	4,470	755	265	218
Permanent	169	—	—	—	—	—	—	—	169
Others	41,625	41,550	—	—	—	—	—	—	75
Total Assets	98,630	55,995	2,865	8,126	5,499	9,397	5,034	10,946	767
Money Market	(35,938)	(5,297)	(385)	(1,178)	(1,944)	(7,560)	(8,491)	(11,083)	—
Deposits	(2,058)	(998)	(866)	(149)	—	—	(27)	(18)	—
Equity and Other	(55,679)	(40,684)	(7,276)	(3,962)	(1,433)	(5)	—	—	(2,319)
Total Liabilities	(93,676)	(46,979)	(8,528)	(5,289)	(3,377)	(7,565)	(8,518)	(11,101)	(2,319)
Off-Balance Gap	(4,932)	(4,307)	(1,242)	(388)	(164)	1,943	(734)	(39)	—
Gap	22	4,709	(6,905)	2,448	1,958	3,775	(4,218)	(194)	(1,552)

Market Risk: VaR Consolidated Analysis

Our total daily VaR as of December 31, 2012 and December 31, 2011, broken down by trading and structural (non-trading) portfolios, is set forth below. The VaR data for trading and non-trading portfolios of Santander Brasil were summed and does not reflect the diversification effect.

	For the year ended December 31,
	2012				2011
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading	9.06	20.8	38.4	21.6	19.4
Non-trading	211.9	282.0	338.2	295.5	251.8
Diversification effect	—	—	—	—	—
Total	220.9	302.7	376.6	317.1	271.2

Note:                  VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk were as set forth below.

Interest Rate Risk

	For the year ended December 31,
	2012				2011
	Low	Average	High	Period End	Period End
	(in millions of R$)
Interest rate risk
Trading	8.0	16.4	37.1	21.4	18.6
Non-trading	211.9	282.0	338.2	295.5	251.8
Diversification effect	—	—	—	—	—
Total	219.9	298.3	375.3	316.9	270.4

Note:                  VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Foreign Exchange Rate Risk

	For the year ended December 31,
	2012				2011
	Low	Average	High	Period End	Period End
	(in millions of R$)
Exchange rate risk
Trading	0.2	7.4	23.8	3.7	1.7
Non—trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	—	—	—	—	—
Total	0.2	7.4	23.8	3.7	1.7

Note:                  VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Equity Price Risk

	For the year ended December 31,
	2012				2011
	Low	Average	High	Period End	Period End
	(in millions of R$)
Equity price risk
Trading	1.0	6.6	23.1	3.3	4.8
Non-trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	1.0	6.6	23.1	3.3	4.8

Note:                  VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates by activity were as set forth below.

	For the year ended December 31,
	2012				2011
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading
Interest rate risk	8.0	16.4	37.1	21.4	18.6
Exchange rate risk	0.2	7.4	23.8	3.7	1.7
Equity	1.0	6.6	23.1	3.3	4.8
Total	9.1	20.8	38.4	21.6	19.4
Non-trading interest rate
Interest rate	211.9	282.0	338.2	295.5	251.8
Non-trading foreign exchange
Exchange rate	N.A.	N.A.	N.A.	N.A.	N.A.
Non-trading equity
Equity	N.A.	N.A.	N.A.	N.A.	N.A.
Total	211.9	282.0	338.2	295.5	251.8
Total (Trading + Non-Trading)	220.9	302.7	376.6	317.1	271.2
Interest rate	219.9	298.3	375.3	316.9	270.4
Exchange rate	0.2	7.4	23.8	3.7	1.7
Equity	1.0	6.6	23.1	3.3	4.8

Note:                  VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Management of Operational Risks, Technological Risks and Business Continuity

The management and control model is not only a competitive driver but also a strategic factor for us. The model is applicable to all employees in their daily activities. In addition, it ensures alignment and compliance with corporate Santander Group guidelines, the New Basel Capital Accord — BIS II, CMN resolutions, local regulatory bodies and the provisions of the Sarbanes-Oxley Act.

Operational Risk Objectives

To accomplish our operational risk objectives, we have adopted the following organizational structure, which is part of our corporate governance framework:

•                  Executive Operation Committee —The Committee is an independent senior committee, with decision-making autonomy. This committee is responsible for defining the strategies and guidelines throughout Santander Brasil for the management and control of operational, technological and business continuity risks;

•                  Operational Risk Unit — The Operational Risk Unit is comprised of four departments: Information Security, Special Occurrences (fraud investigation), Intelligence and Fraud Prevention and Operational and Technological Risks. Responsibilities include: commitment to disseminate the culture, defining methodologies, standards, policies, tools, training and procedures applicable to and required for the effective and efficient management and control of the operational risk; and

•                  Operational and Technological Risks Department — The Department is responsible for implementing the soundness of operational and technological risk management practices throughout the organization in addition to ensuring business continuity management for contingencies. The area assists managerial staff in meeting their strategic objectives by strengthening the decision-making process and optimizing execution of daily activities. The Department contributes to preventing and reducing operational risk losses and also provides the best practices for operational risk management as well as to be compliant with regulatory requirements.

In 2012, we focused on implementing action plans to strengthen the security in our electronic channels, which has resulted in a significant improvement to the clients as measured by the reduction in the number of complaints for fraudulent transactions in Credit Cards, Internet Banking and Electronic Channels (Customer Service, Internet Banking and ATM).

Another important step amongst our operational risk objectives was the improvement of the Business Continuity Management within our Disaster Recovery Plan for scenarios of technological disruption. It has been allowing us to keep a continuous improvement of our response for technological disruption events.

Environmental and Social Risk

We have an environmental and social risk management system for analyzing clients in the Wholesale Banking segment. Under this system, borrowers with credit limits and/or risk greater than R$1.0 million are screened for environmental and social concerns, such as contaminated land, deforestation, labor violations and other major environmental and social issues for which there are potential legal penalties. In 2012, we screened approximately 2,100 wholesale corporate customers, including about 10 major new projects, for these types of risks. A specialized team with backgrounds in biology, health and safety engineering and chemistry engineering monitors our customers’ environmental practices, and our financial analysts assess the damage that unfavorable environmental conditions may cause to our customers’ financial condition and collateral, among other effects. Furthermore, Wholesale Banking segment clients, when starting their commercial relationship with the bank, are screened for environmental and social concerns by the new clients’ acceptance area. Our monitoring activity focuses on preserving our capital and our reputation in the market. We constantly train our credit and commercial areas about how apply environmental and social risk standards in credit approval process for companies. The areas responsible for hiring any supplier must identify potential environmental risks and opportunities. Suppliers must comply with the standards required by environmental and labor legislation.

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

For the year ended December 31, 2012, we received approximately U.S.$4.3 million as reimbursement from J.P. Morgan.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.            Defaults

No matters to report.

B.            Arrears and Delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A.            Disclosure Controls and Procedures

As of December 31, 2012, under the supervision and with the participation of our management, including our chief executive officer, chief financial officer and chief accounting officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

In addition to it and in accordance with the legal requirements (Resolutions 2,554/98 and 3,380/06), we produced and issued an internal report on March 27, 2013 according to the Brazilian Central Bank’s requirements regarding the effectiveness of the internal control environment.

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

Under the supervision and with the participation of our management, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012, based on the framework set forth by COSO.

Based on this assessment, management believes that, as of December 31, 2012, its internal control over financial reporting was effective based on those criteria.

The Registered Public Accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2012. This report follows below.

C.            Audit Report of the Registered Public Accounting Firm

For the report of Deloitte Touche Tohmatsu Auditores Independentes, our Registered Public Accounting firm, dated March 27, 2013, on the effectiveness of our Internal Control over financial reporting as of December 31, 2012, see “Item 18. Financial Statements”.

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

The board of directors has determined that Elidie Palma Bifano is an “Audit Committee Financial Expert” and meets the requirements set forth by the SEC and NYSE. In addition, he is considered independent under applicable Brazilian law.

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

The full version of the Code is available on our website www.santander.com.br/ri.

ITEM 16C. Principal Accountant Fees and Services

The balance of “Other general administrative expenses—Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I of the consolidated financial statements included elsewhere in this annual report) to their respective auditors, Deloitte Touche Tohmatsu, as follows:

	For the year ended December 31,
	2012	2011
	(in millions of R$)
Audit of the annual financial statements of the companies audited by Deloitte (constant scope of consolidation)	11.10	8.83

The services commissioned from our auditors meet the independence requirements stipulated by the Brazilian Central Bank and CVM regulation and by the Sarbanes-Oxley Act of 2002, and they did not involve the performance of any work that is incompatible with the audit function.

If we are required to engage an auditing firm for audit and audit-related services, those services have to be pre-approved by the audit committee.

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

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our equity securities, including in the form of ADSs, by us or our affiliates in 2012.

Banco Madesant — Sociedade Unipessoal S.A.

2012	Total Number of Units Purchased	Average Price Paid per Unit in U.S.$	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	—	—	—	—
February 1 to February 28	—	—	—	—
March 1 to March 31	—	—	—	—
April 1 to April 30	—	—	—	—
May 1 to May 31	—	—	—	—
June 1 to June 30	—	—	—	—
July 1 to July 31	200,000	6.9	—	—
August 1 to August 31	—	—	—	—
September 1 to September 30	—	—	—	—
October 1 to October 31	—	—	—	—
November 1 to November 30	750,000	6.6	—	—
December 1 to December 31	—	—	—	—
Total	950,000	6.7	—	—

Banco Santander (Brasil) S.A. — Buyback Program UNITS

2012	Total Number of Units Purchased	Average Price Paid per Unit in U.S.$	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	—	—	—	—
February 1 to February 28	1,960,000	17.82	1,960,00	—
March 1 to March 31	—	—	—	—
April 1 to April 30	—	—	—	—
May 1 to May 31	756,500	16.11	756,500	—
June 1 to June 30	319,700	15.79	319,700	—
July 1 to July 31	—	—	—	—
August 1 to August 31	106,000	15.15	106,000	—
September 1 to September 30	105,500	15.01	105,500	—
October 1 to October 31	51,400	13.81	51,400	—
November 1 to November 30	100,000	14.06	100,000	—
December 1 to December 31	—	—	—	—
Total	3,399,100	—	3,399,100	—

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

The NYSE rules require that a majority of the board must consist of independent directors, although because we are a company for which the majority of our voting shares are beneficially owned by another entity (Santander Spain), we are not required to comply with this rule. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Under the listing standards of Level 2 of BM&FBOVESPA, our board of directors must have at least five members, at least 20.0% of which must be independent, as determined pursuant to Article 14 of our by-laws. Also, Brazilian corporate law, the Brazilian Central Bank and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While we believe that these rules provide adequate assurances that our directors are independent and meet the requisite qualification requirements under Brazilian law, we believe such rules would permit us to have directors that would not otherwise pass the test for director independence established by the NYSE. Brazilian corporate law requires that our directors be elected by our shareholders at an annual shareholders’ meeting. Currently, all of our directors are elected by our controlling shareholder.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Brazilian corporate law does not have a similar provision. According to Brazilian corporate law, up to one-third of the members of the board of directors can be elected from management. Our president, Marcial Portela Alvarez, is a member of our board of directors. There is no requirement that our non-management directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.

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

CMN Resolution 3,921 from the Brazilian Central Bank requires us to have a compensation committee of at least three members. We have created the compensation and nomination committee, an advisory body whose function is to advise our board of directors on matters in connection with (i) election of members for our board of directors, audit committee, and executive office, (ii) the succession plan, (iii) fixed and variable remuneration policies and benefits and (iv) the long-term incentive plan.

The compensation and nomination committee shall be composed of at least three (3) and not more than five (5) members, it being understood that at least one of the members may not be director of the company and the others may or may not be members of the Board of Directors of the company, and at least two members shall be independent pursuant to the provision under art. 14, Paragraph 3 of our by-laws. The compensation of the compensation and appointment committee’s members is established by our board of directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices”.

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

CMN Resolution 3,198 requires us to have an audit committee of at least three independent members. The audit committee is elected by the board of directors. SEC Rule 10A-3 provides that the listing of securities of foreign private issuers will be exempt from the audit committee requirements if the issuer meets certain requirements. Our audit committee, as established according to CMN Resolution 3,198, allows us to meet the requirements set forth by this rule.

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

Pursuant to better practices of corporate governance guidelines, on September 22, 2010, our board of directors approved a policy that regulates related-party transactions, which was reviewed on September 26, 2012. This policy provides rules which aim to ensure that all decisions, in particular those involving related parties and other situations with potential conflict of interests will be aligned with our interests and our shareholders. The policy applies to all employees and directors and executive officers of Santander Brasil.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. We adopted a Code of Ethics on February 27, 2009, last reviewed on June 26, 2012, which regulates the conduct of our managers, officers and directors in connection with the disclosure and control of financial and accounting information and their access to privileged and non-public information. Our Code of Ethics complies with the requirements of the Sarbanes-Oxley Act and the NYSE rules.

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

Website

Codes are available to the public on our website in Portuguese and English, which do not form part of this annual report, at www.santander.com.br under the heading “Investor Relations — Corporate Governance”.

ITEM 16H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17. Financial Statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial Statements

Consolidated Financial Statements are filed as part of this annual report, see pages F-1 to F-85.

ITEM 19. Exhibits

(a) Index to Consolidated Financial Statements

(b) List of Exhibits.

Exhibit Number	Description
1.1

English translation of By-laws of Santander Brasil, amended and restated on April 25, 2012. (Incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on April 26, 2012.)

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

4.1	Option Plan to Purchase Share deposit Certificate of Santander Brasil. (Incorporated by reference to Attachment I to our Form 6-K/A filed with the SEC on January 6, 2010.)
4.2

Long Term Incentive Plan — Investment in Deposit Share Certificate (“Units”) of Santander Brasil. (Incorporated by reference to Exhibit III to our Form 6-K (file no. 001-34476) filed with the SEC on September 27, 2011.)

4.3	Deferred Bonus Plans related to 2011. (Incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 9, 2012.)
4.4	Deferred Bonus Plans related to 2012. (Incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 15, 2013.)
8.1	List of Subsidiaries. (Incorporated by reference as Appendix I of our Consolidated Financial Statements filed with this Form 20-F.)
11.1	English translation of the Code of Ethics of Santander Brasil.
12.1	Section 302 Certification by the principal executive officer.
12.2	Section 302 Certification by the principal financial officer.
13.1	Section 906 Certification by the chief executive officer.
13.2	Section 906 Certification by the chief financial officer.
15.1	Consent of Deloitte Touche Tohmatsu Auditores Independentes.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER (Brasil) S.A.

	By:	/s/ Marcial Angel Portela Alvarez
		Name:	Marcial Angel Portela Alvarez
		Title:	Chief Executive Officer
Date: March 29, 2013

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED FINANCIAL STATEMENTS

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1.981
04717-906 - São Paulo - SP
Brasil

Telefone: (11) 5186-1000
Fac-símile: (11) 5181-2911
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander (Brasil) S.A.

Sao Paulo - SP - Brazil

We have audited the accompanying consolidated balance sheets of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”) as of December 31, 2012, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years ended December 31, 2012, all expressed in Brazilian reais. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and subsidiaries at December 31, 2012, 2011 and 2010, and the results of their operations and their cash flows for each of the three years ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in note 42.j) under the caption Statements of Value Added is presented for the purpose of additional analysis, whose presentation by publicly-held companies is required by Brazilian Corporate Law, and is not a required part of the basic financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. This supplementary information is the responsibility of the Bank’s management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Bank’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and our report dated March 27, 2013 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

São Paulo, March 27, 2013

/s/ DELOITTE TOUCHE TOHMATSU	/s/ Gilberto Bizerra de Souza
DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1.981
04717-906 - São Paulo - SP
Brasil

Telefone: (11) 5186-1000
Fac-símile: (11) 5181-2911
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander (Brasil) S.A.

Sao Paulo - SP - Brazil

We have audited the internal control over financial reporting of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”) as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. The Bank’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Banks’s internal control over financial reporting based on our audit.

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

Deloitte refers to one or more of Deloltte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the consolidated financial statements as of and for the year ended December 31, 2012 of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”) and our report dated March 27, 2013 expressed an unqualified opinion on those consolidated financial statements.

/S/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

March 27, 2013

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Thousands of Brazilian Reais - R$)

ASSETS	Note	2012	2011	2010

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK	4	55,535,240	65,938,003	56,800,151

FINANCIAL ASSETS HELD FOR TRADING		31,638,268	29,901,495	24,821,365
Loans and amounts due from credit institutions	5	—	—	47,662
Debt instruments	6	26,646,708	25,298,804	16,472,413
Equity instruments	7	428,589	448,209	3,283,931
Trading derivatives	8	4,562,971	4,154,482	5,017,359

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS		1,228,318	665,369	17,939,781
Loans and amounts due from credit institutions	5	5,065	60,813	292,034
Debt instruments	6	124,187	230,037	224,388
Equity instruments	7	1,099,066	374,519	17,423,359

AVAILABLE-FOR-SALE FINANCIAL ASSETS		44,148,620	44,608,201	47,206,019
Debt instruments	6	43,044,570	43,300,354	45,477,982
Equity instruments	7	1,104,050	1,307,847	1,728,037

LOANS AND RECEIVABLES		226,957,041	202,757,191	174,106,525
Loans and amounts due from credit institutions	5	29,913,132	19,628,861	22,658,520
Loans and advances to customers	9	196,774,297	183,066,268	151,366,561
Debt instruments	6	269,612	62,062	81,444

HEDGING DERIVATIVES	8	156,164	80,708	115,640

NON-CURRENT ASSETS HELD FOR SALE	10	165,710	132,388	66,821

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	11	472,093	422,225	370,586

TANGIBLE ASSETS	12	5,938,228	5,008,306	4,518,109

INTANGIBLE ASSETS		32,020,323	31,435,080	31,962,619
Goodwill	13	27,217,565	27,217,565	28,312,236
Other intangible assets	14	4,802,758	4,217,515	3,650,383

TAX ASSETS		19,881,425	16,250,373	14,842,066
Current		3,538,238	2,077,224	1,217,186
Deferred	23	16,343,187	14,173,149	13,624,880

OTHER ASSETS	15	2,943,533	2,686,743	1,913,001

TOTAL ASSETS		421,084,963	399,886,082	374,662,683

* For a better disclosure, are being released compared the Balance Sheet of the last two years, even without any adjustments or retrospective restatement of previously disclosed information.

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

Consolidated Financial Statements - December 31, 2012

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Thousands of Brazilian Reais - R$)

LIABILITIES AND EQUITY	Note	2012	2011	2010
FINANCIAL LIABILITIES HELD FOR TRADING		5,351,736	5,047,288	4,784,653
Trading derivatives	8	5,111,553	4,709,660	4,755,314
Short positions		240,183	337,628	29,339

FINANCIAL LIABILITIES AT AMORTISED COST		306,976,206	291,451,686	253,340,771
Deposits from Central Bank and deposits from credit institutions	16	35,073,626	51,527,021	42,391,572
Customer deposits	17	188,594,930	174,473,891	167,949,201
Marketable debt securities	18	54,012,018	38,590,423	20,086,645
Subordinated liabilities	19	11,919,151	10,908,344	9,695,105
Other financial liabilities	20	17,376,481	15,952,007	13,218,248

HEDGING DERIVATIVES	8	281,545	36,071	112

LIABILITIES FOR INSURANCE CONTRACTS	21	—	—	19,643,129

PROVISIONS	22	8,822,081	9,515,295	9,395,161
Provisions for pensions funds and similar obligations		1,307,815	1,246,040	1,190,108
Provisions, judicial and administrative proceedings, commitments and other provisions		7,514,266	8,269,255	8,205,053

TAX LIABILITIES		13,784,464	11,875,899	10,529,625
Current		10,219,083	8,127,795	6,249,466
Deferred	23	3,565,381	3,748,104	4,280,159

OTHER LIABILITIES	24	4,302,820	3,927,851	3,605,838

TOTAL LIABILITIES		339,518,852	321,854,090	301,299,289

SHAREHOLDERS’ EQUITY	27	79,814,735	77,044,886	72,571,563
Share capital		62,634,585	62,634,585	62,634,585
Reserves		14,572,052	9,950,144	6,094,885
Treasury shares		(170,562)	(112,768)	—
Profit for the year attributable to the Parent		5,448,660	7,747,925	7,382,093
Less: dividends and remuneration		(2,670,000)	(3,175,000)	(3,540,000)

OTHER COMPREHENSIVE INCOME		1,502,116	968,146	783,755

NON-CONTROLLING INTERESTS	26	249,260	18,960	8,076

TOTAL EQUITY		81,566,111	78,031,992	73,363,394
TOTAL LIABILITIES AND EQUITY		421,084,963	399,886,082	374,662,683

* For a better disclosure, are being released compared the Balance Sheet of the last two years, even without any adjustments or retrospective restatement of previously disclosed information.

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Thousands of Brazilian Reais - R$, except for per share data)

	Note	2012	2011	2010

Interest and similar income	30	52,660,682	51,736,080	40,909,204
Interest expense and similar charges	31	(20,968,812)	(23,834,316)	(16,814,126)
NET INTEREST INCOME		31,691,870	27,901,764	24,095,078
Income from equity instruments	32	93,736	93,727	51,721
Income from companies accounted for by the equity method	11	73,322	54,216	43,942
Fee and commission income	33	9,754,411	8,769,170	7,833,293
Fee and commission expense	34	(2,000,985)	(1,429,672)	(997,785)
Gains (losses) on financial assets and liabilities (net)	35	(548,206)	(113,659)	1,458,150
Financial assets held for trading		(1,456,274)	(902,167)	1,159,058
Other financial instruments at fair value through profit or loss		238,208	57,039	(26,828)
Financial instruments not measured at fair value through profit or loss		655,983	705,279	254,162
Other		13,877	26,190	71,758
Exchange differences (net)	36	378,032	(121,364)	416,900
Other operating income (expense)	37	(624,991)	(379,418)	(347,999)
TOTAL INCOME		38,817,189	34,774,764	32,553,300
Administrative expenses		(13,203,648)	(12,372,632)	(11,230,602)
Personnel expenses	38	(7,126,786)	(6,643,731)	(5,926,176)
Other administrative expenses	39	(6,076,862)	(5,728,901)	(5,304,426)
Depreciation and amortization		(1,831,100)	(1,462,034)	(1,237,410)
Tangible assets	12	(724,990)	(570,132)	(487,626)
Intangible assets	14	(1,106,110)	(891,902)	(749,784)
Provisions (net)	22.b	(2,206,528)	(3,061,463)	(1,974,326)
Impairment losses on financial assets (net)		(16,475,615)	(9,381,549)	(8,233,810)
Loans and receivables	9.c	(16,475,615)	(9,381,549)	(8,232,912)
Other financial instruments not measured at fair value through profit or loss		—	—	(898)
Impairment losses on other assets (net)		(38,352)	(38,646)	(20,600)
Other intangible assets	14	11,280	(17,070)	(813)
Other assets		(49,632)	(21,576)	(19,787)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	40	501,006	5,320	(59,186)
Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations	41	(52,201)	446,776	199,137
OPERATING PROFIT BEFORE TAX		5,510,751	8,910,536	9,996,503
Income taxes	23	(51,473)	(1,154,683)	(2,613,929)
CONSOLIDATED PROFIT FOR THE YEAR		5,459,278	7,755,853	7,382,574
Profit attributable to the Parent		5,448,660	7,747,925	7,382,093
Profit attributable to non-controlling interests	26	10,618	7,928	481

EARNINGS PER SHARE (Brazilian Reais)	28
Basic earning per 1,000 share (Brazilian Reais - R$)
Common shares		13.08	18.55	17.67
Preferred shares		14.39	20.41	19.44
Diluted earning per 1,000 share (Brazilian Reais - R$)
Common shares		13.07	18.55	17.67
Preferred shares		14.38	20.41	19.44
Net profit attributable - basic (Brazilian Reais - R$)
Common shares		2,776,769	3,948,342	3,761,914
Preferred shares		2,671,891	3,799,583	3,620,179
Net profit attributable - diluted (Brazilian Reais - R$)
Common shares		2,776,737	3,948,342	3,761,914
Preferred shares		2,671,923	3,799,583	3,620,179
Weighted average shares outstanding (in thousands) - basic
Common shares		212,319,478	212,841,732	212,841,732
Preferred shares		185,727,487	186,202,385	186,202,385
Weighted average shares outstanding (in thousands) - diluted
Common shares		212,447,333	212,841,732	212,841,732
Preferred shares		185,843,719	186,202,385	186,202,385

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Thousands of Brazilian Reais - R$)

	2012	2011	2010

CONSOLIDATED PROFIT FOR THE YEAR	5,459,278	7,755,853	7,382,574

OTHER RECOGNIZED INCOME AND EXPENSE	533,970	184,391	224,713
Available-for-sale financial assets	1,321,006	102,092	328,349
Valuation adjustments	1,976,989	807,371	582,511
Amounts transferred to income statement	(655,983)	(705,279)	(254,162)
Cash flow hedges	(468,043)	276,752	121,335
Valuation adjustments	(467,880)	15,149	121,335
Amounts transferred to income statement	(163)	261,603	—
Investment hedges	(303,410)	—	—
Exchange rate of investees located abroad	303,410	—	—
Income taxes	(318,993)	(194,453)	(224,971)
TOTAL RECOGNIZED INCOME AND EXPENSE	5,993,248	7,940,244	7,607,287

Attributable to the Parent	5,982,630	7,932,316	7,606,806
Attributable to non-controlling interests	10,618	7,928	481
TOTAL	5,993,248	7,940,244	7,607,287

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Thousands of Brazilian Reais - R$)

		Equity Attributable to the Parent
								Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury Shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders’ Equity	Available- for-sale	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non- controlling Interests	Total Equity
Balances at December 31, 2009		62,612,455	2,161,302	—	5,507,606	(1,575,000)	68,706,363	791,966	—	(232,924)	69,265,405	1,338	69,266,743

Total recognized income and expense		—	—	—	7,382,093	—	7,382,093	157,631	—	67,082	7,606,806	481	7,607,287
Other changes in Equity
Appropriation of profit for the year		—	5,507,606	—	(5,507,606)	—	—	—	—	—	—	—	—
Dividends and interest on capital	27.b	—	(1,575,000)	—	—	(1,965,000)	(3,540,000)	—	—	—	(3,540,000)	—	(3,540,000)
Capital increase	27.a	22,130	(22,130)	—	—	—	—	—	—	—	—	—	—
Share based payments	38.b	—	20,976	—	—	—	20,976	—	—	—	20,976	—	20,976
Other		—	2,131	—	—	—	2,131	—	—	—	2,131	6,257	8,388
Balances at December 31, 2010		62,634,585	6,094,885	—	7,382,093	(3,540,000)	72,571,563	949,597	—	(165,842)	73,355,318	8,076	73,363,394

Total recognized income and expense		—	—	—	7,747,925	—	7,747,925	10,602	—	173,789	7,932,316	7,928	7,940,244
Other changes in Equity
Appropriation of profit for the year		—	7,382,093	—	(7,382,093)	—	—	—	—	—	—	—	—
Dividends and interest on capital	27.b	—	(3,540,000)	—	—	365,000	(3,175,000)	—	—	—	(3,175,000)	—	(3,175,000)
Share based payments	38.b	—	13,153	—	—	—	13,153	—	—	—	13,153	—	13,153
Treasury shares	27.d	—	—	(112,768)	—	—	(112,768)	—	—	—	(112,768)	—	(112,768)
Results of treasury shares	27.d	—	13	—	—	—	13	—	—	—	13	—	13
Other		—	—	—	—	—	—	—	—	—	—	2,956	2,956
Balances at December 31, 2011		62,634,585	9,950,144	(112,768)	7,747,925	(3,175,000)	77,044,886	960,199	—	7,947	78,013,032	18,960	78,031,992

Total recognized income and expense		—	—	—	5,448,660	—	5,448,660	808,440	182,046	(456,516)	5,982,630	10,618	5,993,248
Other Changes in Equity
Appropriation of net profit		—	7,747,925	—	(7,747,925)	—	—	—	—	—	—	—	—
Dividends and interest on capital	27.b	—	(3,175,000)	—	—	505,000	(2,670,000)	—	—	—	(2,670,000)	—	(2,670,000)
Share based payments	38.b	—	49,611	—	—	—	49,611	—	—	—	49,611	—	49,611
Treasury shares	27.d	—	—	(57,794)	—	—	(57,794)	—	—	—	(57,794)	—	(57,794)
Treasury shares income	27.d	—	(41)	—	—	—	(41)	—	—	—	(41)	—	(41)
Other		—	(587)	—	—	—	(587)	—	—	—	(587)	219,682	219,095
Balances at December 31, 2012		62,634,585	14,572,052	(170,562)	5,448,660	(2,670,000)	79,814,735	1,768,639	182,046	(448,569)	81,316,851	249,260	81,566,111

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED CASH FLOWS STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Thousands of Brazilian Reais - R$)

	Note	2012	2011	2010
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the year		5,459,278	7,755,853	7,382,574
Adjustments to profit		17,298,624	11,915,926	11,415,282
Depreciation of tangible assets	12	724,990	570,132	487,626
Amortization of intangible assets	14	1,106,110	891,902	749,784
Impairment losses on other assets (net)		38,352	38,646	20,600
Provisions and Impairment losses on financial assets (net)		18,682,143	12,443,012	10,208,136
Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(448,805)	(452,096)	(139,951)
Share of results of entities accounted for using the equity method	11	(73,322)	(54,216)	(43,942)
Changes in deferred tax assets and liabilities	23.d	(2,770,611)	(1,534,607)	112,053
Others		39,767	13,153	20,976
Net (increase) decrease in operating assets		(22,703,634)	(57,373,896)	(74,520,336)
Cash and Bank with the Brazilian central bank		11,046,168	(8,824,495)	(45,103,539)
Financial assets held for trading		(1,736,773)	(5,080,130)	(4,705,713)
Other financial assets at fair value through profit or loss		(562,949)	(4,277,011)	(1,645,321)
Available-for-sale financial assets		1,879,461	2,696,868	(471,550)
Loans and receivables		(30,821,128)	(39,864,486)	(24,059,733)
Other assets		(2,508,413)	(2,024,642)	1,465,520
Net increase (decrease) in operating liabilities		6,665,503	28,524,361	46,406,369
Financial liabilities held for trading		304,448	262,635	349,919
Other financial liabilities at fair value through profit or loss		—	—	(1,795)
Financial liabilities at amortized cost		4,411,101	24,290,139	46,469,159
Other liabilities		1,949,954	3,971,587	(410,914)
Payments of income tax	23.a	(2,137,965)	(1,932,317)	(1,043,419)
Total net cash flows from operating activities (1)		4,581,806	(11,110,073)	(10,359,530)

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments		(3,155,465)	(2,547,692)	(2,372,866)
Net cash received on disposal of subsidiary		—	—	—
Tangible assets		(1,447,401)	(1,074,509)	(1,319,869)
Intangible assets		(1,720,836)	(1,478,802)	(1,086,208)
Capital Increase in affiliates		—	(6,356)	—
Dividends and Interest on Capital Received		12,772	11,975	33,211
Divestments		420,134	2,758,295	38,757
Subsidiaries, jointly controlled entities and associates	3.a	—	2,741,102	—
Tangible assets		420,134	17,193	38,757
Total net cash flows from investing activities (2)		(2,735,331)	210,603	(2,334,109)

3. CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares of subsidiaries		371,000	—	—
Acquisition of own shares	27	(57,794)	(112,755)	—
Issuance of other long-term financial liabilities	18	36,376,139	29,501,246	21,402,252
Dividends paid and interest on capital		(2,495,328)	(3,926,417)	(2,734,666)
Payments of subordinated liabilities	19	—	—	(2,534,750)
Payments of other long-term financial liabilities	18	(25,440,219)	(14,895,052)	(12,828,958)
Increase/Decrease in non-controlling interests		—	2,956	6,257
Total net cash flows from financing activities (3)		8,753,798	10,569,978	3,310,135
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1+2+3)		10,600,273	(329,492)	(9,383,504)
Cash and cash equivalents at beginning of year		9,017,407	9,346,899	18,730,403
Cash and cash equivalents at end of year		19,617,680	9,017,407	9,346,899

Cash and cash equivalents components
Cash	4	4,114,775	3,542,707	3,158,003
Loans and other	5	15,502,905	5,474,700	6,188,896
Total of cash and cash equivalents		19,617,680	9,017,407	9,346,899

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale		112,697	143,511	38,037
Dividends and interest on capital declared but not paid		1,202,825	1,175,000	2,166,714
Supplemental information
Interest received		54,198,128	50,042,248	40,437,556
Interest paid		22,232,253	22,901,817	16,799,971

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

1. Introduction, basis of presentation of the consolidated financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main office at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as multiple bank and through its subsidiaries carries out its operations through three segments (note 43): (i) Commercial Bank, (ii) Global Wholesale Bank, which operate with commercial, investment, credit and financing and exchange, mortgage lending, leasing, credit cards and securities brokerage, and (iii) Asset Management and Insurance, which operates asset management, insurance brokerage, private pension and capitalization . Its operations are conducted as part of a set of institutions that operate on an integrated financial markets and capital.

The financial statements for the year ended on December 31, 2012 was approved by the Board of Directors at the meeting held on March 27, 2013.

b) Basis of presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and interpretations issued by the IFRS Interpretation Committee (Current name of IFRIC) (IFRS).

All accounting policies and measurement bases with a material effect on the consolidated financial statements were applied in their preparation. There were no changes in accounting policies and estimates during the year ended on December 31, 2012. The adoption of the new standards and interpretation of IFRS in 2011 did not have any impact to the comparability with the financial statements for the period ended on December 31, 2011 and 2010.

Adoption of new standards and interpretations

All standards and interpretations which came into force were adopted by the Bank in 2012. Following are the standards and interpretations applicable to the Bank:

• Amendment to IAS 1 - Presentation of Financial Statements - The IASB issued amendments to IAS 1 “Presentation of items of Comprehensive Income”. The changes are the result of a joint project with the Financial Accounting Standards Board (FASB) and provides guidance on the presentation of items contained in the statement of comprehensive income and its respective classification. The purpose of this amendment is to clarify which items may or not may subsequently be reclassified to the income statement.

Standards and interpretations effective subsequent to December 31, 2012

The Bank has not yet adopted the following new or revised IFRS or Interpretations, which have been issued but their effective date is subsequent to the date of these financial statements:

• IFRS 9 — Financial Instruments: Recognition and Measurement — The main changes of IFRS 9 compared to IAS 39 are: (i) All recognized financial assets that are currently in the scope of IAS 39 will be measured at either amortized cost or fair value; (ii) IFRS 9 does not retain IAS 39’s concept of embedded derivatives for hybrid contracts if the host contract is a financial asset within the scope of IFRS 9; (iii) the guidance included in IFRS 9 retains the classification criteria for financial liabilities currently contained in IAS 39. However, there are two key differences, relating to presentation and measurement, compared to IAS 39: (a) the presentation of the effects of changes in fair value attributable to a liability’s credit risk; and (b) the elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity instruments.

• Amendment to IFRS 7 - Financial Instruments: disclosures - encourages qualitative disclosures in the context of the quantitative disclosure required to help users in comparing the financial statements.

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

• IFRS 11 - Joint Arrangements introduces new accounting requirements for joint arrangements, which replaces IAS 31 - Interests in Joint Ventures. According to IFRS 11, will be obligatory to use the equity method and is not allowed to choose the method of accounting for jointly controlled entity. The fundamental principle of IFRS 11 is that parts of a joint venture agreement must determine the type of joint venture in question, based on the assessment of rights and obligations and, according to the accounting for the type of joint venture. There are two types of joint ventures:

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

• IFRS 13 - Fair Value Measurement - On May 12, 2011, the IASB also issued IFRS 13, which replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

• IAS 19 — Employee Benefits (2011) - On June 16, 2011, the IASB issued a new version of IAS 19, which mainly determines changes in accounting for defined benefit plans eliminating the option of the current model for the application of the “corridor” method for recognition of actuarial gains and losses.

Eliminating the application of the “corridor” method, actuarial gains and losses are fully recognized in equity of the sponsoring entity in other comprehensive income and in the case of Banco Santander, its financial statements will fully reflect the deficits of the defined benefit plans that may eventually occur.

Except for IFRS 9 and their disclosure items referred to transient changes in IFRS 7 for which the IASB postponed on December 16, 2011 the date for mandatory adoption to January 2015 the others standards have an effective date for annual periods beginning on January 1th 2013, with earlier application permitted. The early adoption for financial institutions in Brazil is subject to the pronouncements issued by the IASB, translated into Portuguese by a Brazilian entity accredited by the International Accounting Standards Committee Foundation (IASC Foundation). However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying of the others items of IFRS.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The managers understands the adoption of the above-mentioned standards and interpretations to have a material effect on the consolidated financial statements taken as a whole, except to: (i) IFRS 9, which the Bank is analyzing the impacts from the adoption of this standard and, (ii) the new version of IAS 19, which effects of the first adoption will be recorded as a change in accounting policies in accordance with the requirements of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, of which the value recorded in Stockholders’ Equity will be R$2.4 billion.

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

d) Capital management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory body and contributing to achieving the goals of the classification of rating agencies and investors’ expectations. The capital management includes securitization, sale of assets, raising capital through issue of shares, subordinated liabilities and hybrid instruments.

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

2. Accounting policies and measurement bases

The accounting policies and measurement bases applied in preparing the consolidated financial statements were as follows:

a) Foreign currency transactions

The consolidated interim financial statements of Banco Santander are presented in Brazilian Reais, functional currency and presentation of these statements.

For each subsidiary, entity under joint control and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

• Assets and liabilities are translated at the exchange rate at the balance sheet date.

• Revenues and expenses are translated at the monthly average exchange rates.

• Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

On acquisition of a subsidiary, its assets, liabilities and contingent liabilities are recognized at fair value at the date of acquisition. The excess of the acquisition cost over the fair values of the identifiable net assets acquired are recognized as goodwill (note 13). The excess of fair values of the identifiable net assets over the acquisition cost is the bargain purchase gain are charged to income on the date of acquisition.

Additionally, the equity in a subsidiary not attributable directly or indirectly to the Bank (Parent) is presented under “Non-controlling interests” in the consolidated balance sheet (note 26). Their share of the profit for the year is presented under “Profit attributable to non-controlling interests” in the consolidated income statement. Changes in the Bank’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The carrying amounts of the Bank’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary.

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

• The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated at the acquisition date and recognized in the consolidated balance sheet.

• The excess of the acquisition cost over the fair values of the identifiable net assets acquired are recognized as goodwill (note 13). The excess of fair values of the identifiable net assets over the acquisition cost is the bargain purchase gain are charged to income on the date of acquisition.

Also, note 3 below includes a description of the most significant transaction carried out in 2012.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

Available-for-sale financial assets are stated at fair value. This category includes debt instruments not classified as “Held-to-maturity investments”, “Loans and receivables” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”. Gains and losses arising from changes in fair value are recognized in “Equity” in the line item “Valuation Adjustment” with the exception of impairment losses, which are recognized in profit or loss. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in “Equity - Valuation Adjustments” is reclassified to profit or loss.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

The “fair value” of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (“quoted price” or “market price”).

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

“Loans and receivables” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectability. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

iii. Valuation techniques

Fair value measurements using a fair value hierarchy that reflects the model used in the measurement process.

Level 1: Financial instruments at fair value, determined on the basis of public price quotations in active markets, include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

Level 2: The information that is not included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes internal models to estimate the price, in this case are used observable inputs in active markets.

Level 3: Records financial assets and liabilities which are not used observable market data to make the measurement.

Trading Financial Assets, Others financial assets at fair value on through profit or loss, Available-for-sale financial assets and Financial liabilities held for trading

Level 1: The securities with high liquidity observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations can not be observed, the Management, using their own internal models, make your best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Agricultural Debt Securities (TDA and Debentures) in a market with less liquidity than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander used internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives not traded, the valuation of financial instruments requiring dynamic hedging (basically structured options and other structured instruments), is normally used in the Black-Scholes model. Observable market data are used to obtain factors, such as purchase-sale difference, exchange rates, volatility, correlation between indexes and market liquidity.

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

Level 3: Derivatives not traded in stock and that do not have observable data in an active market were classified as Level 3, and are composed mainly of exotic options and swaps indexed to unobservable inputs.

The following table shows a summary of the fair values of financial assets and liabilities for the years ended December 31, 2012, 2011 and 2010, classified based on several measurement methods adopted by the Bank to determine fair value:

	2012				2011
Thousands of Reais	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Total

Financial assets held for trading	29,693,009	1,939,296	5,963	31,638,268	448,210	29,453,285	29,901,495
Other financial assets at fair value through profit or loss	724,552	124,186	379,580	1,228,318	374,519	290,850	665,369
Available-for-sale financial assets	33,148,387	10,874,055	126,178	44,148,620	608,901	43,999,300	44,608,201
Hedging derivatives (assets)	80,257	75,907	—	156,164	—	80,708	80,708
Financial liabilities held for trading	3,178,163	2,169,437	4,136	5,351,736	337,628	4,709,660	5,047,288
Hedging derivatives (liabilities)	158,899	122,646	—	281,545	—	36,071	36,071

	2010
Thousands of Reais	Level 1	Level 2	Total

Financial assets held for trading	3,283,931	21,537,434	24,821,365
Other financial assets at fair value through profit or loss	17,423,359	516,422	17,939,781
Available-for-sale financial assets	1,348,989	45,857,030	47,206,019
Hedging derivatives (assets)	—	115,640	115,640
Financial liabilities held for trading	29,339	4,755,314	4,784,653
Hedging derivatives (liabilities)	—	112	112

The following table shows the changes that occurred during the year 2012 for level 3

In thousand of Reais	Fair Value 2011	Transfers for Level 3	Additions/ Charge-offs	Fair value 2012
Financial assets held for trading	—	—	5,963	5,963
Other financial assets at fair value through profit or loss	—	339,164	40,416	379,580
Available-for-sale financial assets	—	230,036	(103,858)	126,178
Financial liabilities held for trading	—	—	4,136	4,136

In 2012, the Banco Santander conducted a study where the methods were reevaluated by products, which resulted in the reclassification of some financial instruments, mainly, Brazilian Government Securities which had its classification changed from level 2 to level 1.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

v. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

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

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired, with the intention of either to cancel them or to resell them.

f) Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated balance sheet at their net amount) only if the Bank and their subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

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

h) Impairment of financial assets

i. Definition

A financial asset is considered to be impaired and therefore its carrying amount is adjusted to reflect the effect of impairment when there is objective evidence that events have occurred which:

• Give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities);

• Mean that their carrying amount cannot be fully recovered, in the case of equity instruments;

• Arising from the violation of terms of loans, and

• During the bankruptcy process.

As a general rule, when the events above are observed, the carrying amount of impaired financial assets is adjusted by recording a provision for losses on debts expense as “Losses on financial assets (net)” in the consolidated income statement.  The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment and decrease can be related objectively to an event of recovery.

Financial Assets are deemed to be impaired, and the interest accrual suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates indicated in the loan agreement, after taking into account the collateral guarantees received to secure (fully or partially) collection of the related balances. For all non-performing past due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding.

ii. Debt instruments carried at amortized cost

The amount of an impairment loss incurred for determination of the recoverable amount on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred) discounted the original effective interest rate of the financial asset (or the effective interest rate computed at initial recognition), and is presented as a reduction of the asset balance and recorded on income statements.

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

These cash flows are subsequently discounted using the instrument’s effective interest rate.

Specifically in regards to recoverable amount losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons.

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

• Customers with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specializing in this type of risk. The credits related to customers standardized, are usually considered not recoverable when they have historical loss experience and delay greater than 90 days.

Regarding the provision for impairment losses from credit risk, the Bank evaluates all loans.  Loans are either individually evaluated for impairment or collectively evaluated for impairment. Loans accounted as amortized cost, which are not individually evaluated for impairment, are collectively evaluated for impairment, grouping them considering the similarity of risk. Loans individually evaluated for impairment are not included in balances that are collectively evaluated for impairment.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower , such as their economic and financial situation, level of indebtedness, ability to generate income, cash flow , management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as its nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

The impairment loss is calculated by using statistical models that consider the following factors:

• Exposure at default or “EAD” is the amount of risk exposure at the date of default by the borrower.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

• Probability of default, or “PD”, is the probability of the borrower failing to meet its principal and/or interest payment obligations.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

• Loss given default, or “LGD”, is the loss arising in the event of default.

LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of delinquency.

• In addition, prior to charging off past due loans (which is only done after the Bank have completed all recovery efforts), is composed fully provision the remaining balance of the loan so our allowance for loan losses fully cover the losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

iii. Debt or equity instruments classified as available for sale

The difference between the amortized cost and fair value of debt or equity instruments classified as available for sale are recorded in stockholders equity under “Valuation adjustments - financial assets available for sale.”

When there is objective evidence that the aforementioned differences are considerate a loss to permanent, they are no longer recognized in stockholders equity and are reclassified, for the cumulative amount at that date, to the consolidated income statement. Losses considered like a permanent on investment in equity instruments are not reversed in subsequent periods.

iv. Equity instruments measured at cost

The amount of impairment losses on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Impairment losses of recoverable amounts are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if the related assets are sold.

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

When the consolidated entities act as the lessors of an asset, all types of finances leases have guaranteed residual values, and the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value which is the exercise price of the purchase option of the lessee at the end of the lease term is recognized as lending to third parties and is therefore included under “Loans and receivables” in the consolidated balance sheet.

The finance income arising from these contracts is credited to “Interest and similar income” in the consolidated income statement so as to achieve a constant rate of return over the lease term.

ii. Operating Leases

In operating leases, the ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

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

k) Non-current assets held for sale

“Non-current assets held for sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year, the property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale through the completion of actions which normally occurs up to one year.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under “Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

l) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets and the average interest rates at 2012, 2011 and 2010 year-end is provided in note 42-d.

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

The Bank assesses at end of each period, if there is no indication that the items of tangible assets may be impaired (carrying amount exceeds its recoverable amount either for use or sale). The assessment of property is done through reports prepared by independent companies.

Once identified a reduction in the impairment loss of tangible assets, this is adjusted to reach its recoverable amount by recognizing an impairment loss recorded in “Impairment loss on other assets (Net)”. Additionally the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

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

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured deducting any accumulated amortization and any accumulated impairment losses.

i. Goodwill

In the acquisition of investment in subsidiary, any difference between the investment cost and the investor’s share in net fair value of assets, liabilities and contingent liabilities of the investee (subsidiary or affiliate) is accounted for in accordance with IFRS 3 “Business Combination “.

Goodwill is recognized only when the amount of the consideration of the investee acquired exceeds the fair value at the acquisition date, and therefore represents a payment made by the acquirer in anticipation of future economic benefits of assets of the acquired entity that can not be individually identified and recognized separately.

At the end of each reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (impairment test) and, if there is any impairment, the goodwill is written down with a charge to Impairment losses on Goodwill and other intangible assets in the consolidated income statement.

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

Intangible assets with definite useful life are amortized over its useful life by using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under “Depreciation and amortization” in the consolidated income statement.

The Bank assesses at the end of each period, if there is no indication that the items of intangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the net realizable value. Identifying any reduction in impairment loss, this is adjusted to reach its fair value.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Measuring the recoverable amount of other intangible assets - software is made based on value in use, as well as the analysis of the discontinuity of the asset in relation to the activities of the Bank.

The Bank uses the value in use of other intangible assets - customer lists as a basis for measuring the impairment since it is not reasonably possible to determine the net value of sales, because there is no basis for making a reliable estimate of the value be obtained by selling the asset in a transaction at cumulative basis, between knowledgeable, willing parties. The value in use of customer lists acquired related to the purchase of the “payroll” will be determined individually. It is prepared by the business areas a “Business Case” that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows. Quarterly, these “Business Case” are reviewed based on the actual cash flows of each business (value in use), which are compared with book value, checking whether there is a need to record a loss on non-recoverability.

o) Other assets

It includes the balance of all prepayments and accrued income (excluding accrued interest), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favor, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

p) Liabilities for insurance contracts

The liabilities for insurance contracts are comprised substantially by mathematical reserves for current and future benefits (PMBaC and PMBC). Insurance contracts are contracts under which the Bank accepts a significant risk — other than a financial risk — from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which the policyholder will be adversely affected.

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

q) Provision of contingent assets and liabilities

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

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

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements.

Contingent assets are not accounting recognized , except when there are guarantees or favorable judicial decisions, about which no longer fit features, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

Management believes that the provisions made are sufficient to cover losses from judicial and administrative proceedings, and believe that, in aggregate, will not have significant impacts on results, cash flow or financial condition of the Bank.

Given the uncertainties arising from the proceedings is not practicable to determine the time of any outflow (cash disbursement).

r) Other liabilities

“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

s) Share-based compensation

The Bank has long-term compensation plans with vesting conditions. The main vesting conditions are: (1) service conditions, since it is necessary that the participant remains employed with the Bank during the term of the Plan for their rights to vest; (2) performance conditions, since the number of Units that ultimately vest will be determined according to the result of certain performance parameter of the Bank, such as: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between actual and budget in each year, as determined by the Board of Directors and (3)  market conditions, since some parameters are linked to the market price of the Bank´s shares. These compensation plans are measured and recorded in accordance with IFRS 2 - “Share-based payment”. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each plan when estimating the fair value.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Settlement in shares

The Bank measures the fair value of the services received by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each grant when estimating the fair value. In order to recognize the personnel expenses against equity reserves throughout the vesting period, as the services are received, the Bank considers the treatment of service conditions and recognize the amount for the services received during the vesting period based on the best available estimate of the number of equity instruments expected to vest. Semi-annually, the Bank reviews the estimate of the number of equity instruments expected to vest.

Settlement in cash

For cash-settled share-based compensation (in the form of share appreciation rights), the Bank measures the services rendered and the corresponding liability incurred at the fair value of the share appreciation rights at the grant date and until the liability is settled, the Banks remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period. In order to recognize the personnel expenses against a provision in “other liabilities” throughout the vesting period, reflecting the period as the services are received, the Bank bases the total liability on the best estimate of the number of share appreciation rights that will vest at the end of the vesting period and recognize the amount for the services received during the vesting period based on such best available estimate. Periodically, the Bank reviews such estimate of the number of share appreciation rights that will vest at the end of vesting period.”

t) Recognition of income and expenses

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i. Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities’ right to receive them arises.

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

The Bank initially recognizes the financial guarantees as liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over the term thereof, and simultaneously the Bank recognizes, on the asset side of the consolidated balance sheet, the amount of the fees, commissions and interest received at the start of the transactions and the amounts receivable at the present value of the fees, commissions and interest receivable.

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

If a specific provision is required for financial guarantees, the related unearned commissions recognized under “Financial liabilities at amortized cost — Other financial liabilities” in the consolidated balance sheet are reclassified to the appropriate provision.

v) Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 42-b contains information on the third-party assets managed by the Bank.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

w) Post-employment benefits

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees eligible and their direct beneficiaries.

Defined contribution plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries, as the sponsoring entity, pay fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made under these plans are recognized under personnel expenses in the consolidated income statement. The amounts not yet contributed at each year-end are recognized, at their present value in balance sheets like “Provisions - provisions for pension funds and similar obligations” in the consolidated balance sheet.

Defined benefit plans

Defined benefit plans are the post-employment benefit plans which are not defined contribution plan and are shown at Note 22.

The present value of obligations of defined benefit plans are recorded, net (i) the fair value of plan assets,(ii) of gains and / or net unrecognized actuarial losses, which are deferred using the corridor method, and (iii) the costs of past service, which is deferred over vesting period. The obligations are recorded in the balance sheet as “Provisions - provisions for pension funds and similar obligations”.

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

Post-employment benefits are recorded in the income statement as follows:

• Cost of the current service — increase in the present value of the obligations resulting from employee services in the current periods — “Personnel expenses”.

• Cost of interest — increase in the present value of the obligations as a result of the passing of time - “Interest and similar expenses.”

• The expected return on the plan’s assets and the gains or losses on the value of those assets — “Interest and similar revenues”.

• The actuarial gains and losses calculated by using the corridor method and the unrecorded cost of past services — “ Provisions (Net)”.

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

x) Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights relating to the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (note 22).

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

Under the current regulation, the expected realization of tax credits based on the Bank’s projections of future results and based on technical study, as shown in Note 23.

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

In preparing the consolidated cash flows statement, the high liquidity investments with insignificant risk of changes in their values were classified as “Cash and cash equivalents”. The Bank classifies as cash and cash equivalents balances recorded under “Cash and balance with the Brazilian Central Bank” and “Loans and amounts due from credit institutions” in the consolidated balance sheet, except restricted resources and long-term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

3. Change in the scope of consolidation

a) Establishment of foreign subsidiary

Banco Santander established an independent subsidiary in Spain, Santander Brasil Establecimiento Financieiro de Credito, S.A. (Santander EFC), in order to complement the foreign trade strategy for corporate clients - large Brazilian companies and their operations abroad - and offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The approval process of the establishment of foreign subsidiary before the regulatory bodies (Bacen, Spanish Ministerio de Economia y Hacienda and by Banco de España) was completed on March, 28, 2012. The paid up share capital of Santander EFC was €748 million.

b) Sale of Zurich Santander Brasil Seguros e Previdência S.A. (formerly Santander Seguros S.A.)

Following the approval by Superintendence of Private Insurance (Susep) on August 23, 2011, we closed the sale on October 5, 2011, by Banco Santander of all shares issued by Zurich Santander Brasil Seguros e Previdência S.A. and indirectly of Zurich Santander Brasil Seguros S.A. (formerly Santander Brasil Seguros S.A.) for (i) Zurich Santander Holding (Spain), SL (Zurich Santander), a holding company based in Spain held 51% (fifty one percent) by the Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% (forty nine percent) by Banco Santander Spain, and (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

This closing effected the transfer, (i) by Banco Santander to ZS Insurance of 11,251,174,948 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and to Inversiones ZS of 3 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and (ii) payment of the preliminary purchase sale price to Banco Santander, net amounts to R$2,741,102 (received in October 5,2011). The assets of Zurich Santander Brasil Seguros e Previdência S.A. R$24,731,463, are primarily composed of R$21,551,422 in debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL / VGBL). The liabilities of Zurich Santander Brasil Seguros e Previdência S.A. amounts R$22,349,428, main represented by R$21,278,718 of liabilities for securities agreements relating to technical provision for insurance operations and pension plans. The gain recognized on this operation was R$424,292, which was recorded as a result on disposal of non-current assets held for sale not classified as discontinued operations. On June 8, 2012 Susep approved the transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Espanha), S.L., a holding company based in Spain, 100% held by Zurich Santander, and currently the owner of the shares initially transferred to Zurich Santander.

The determination of the final sale and purchase price is pending and will be set appropriately based on the balance sheet to be specially prepared by Zurich Santander Brasil Seguros e Previdência S.A. for the period ended September 30, 2011 released in the first half of 2012 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011.  Once set, Banco Santander will disclose the price to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The transaction fits into the context of the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander, all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the arrangement of the transaction, Banco Santander exclusively distribute the insurance products in the next 25 years, through its network branch, with the exception of automobile insurance that are not included in the exclusivity scope in the arrangement of the transaction. As a result of these contracts, Banco Santander receive a relative payment equivalent to that received before the transaction.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, including classes of customers not currently being reached and leveraging the distribution capabilities of Banco Santander, among others.

c) Partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with the transfer of the split portion to Sancap Investimentos e Participações S.A.

In the context of sale transaction of Zurich Santander Brasil Seguros e Previdência S.A., at the extraordinary stockholders’ meeting held on April 29, 2011, was approved the partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with the transfer of its equity to a new company, constituted in the act of the partial spin-off, under the company name of Sancap Investimentos e Participações S.A. (“Sancap”). The spun-off assets to Sancap is total amounting of R$511,774 and refers only and exclusively to the totality of the participation held by Zurich Santander Brasil Seguros e Previdência capital. The partial spin-off was approved by Susep on August 9, 2011.

4. Cash and balances with the Brazilian Central Bank

Thousands of Reais	2012	2011	2010

Cash and cash equivalents	4,114,775	3,542,707	3,158,003
of which:
Cash	4,114,775	3,542,707	3,158,003
Money market investments (1)	17,337,140	17,607,917	12,456,450
Central bank compulsory deposits (2)	34,083,325	44,787,379	41,185,698
Total	55,535,240	65,938,003	56,800,151

(1) Includes securities purchased under agreements to resell, long term and not considered cash equivalents.

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

5. Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated balance sheets is as follows:

Thousands of Reais	2012	2011	2010

Classification:
Financial assets held for trading	—	—	47,662
Other financial assets at fair value through profit or loss	5,065	60,813	292,034
Loans and receivables	29,913,132	19,628,861	22,658,520
Of which:
Loans and amounts due from credit institutions, gross	29,988,338	19,690,528	22,658,520
Impairment losses (note 9.c)	(75,206)	(61,667)	—
Loans and amounts due from credit institutions, net	29,918,197	19,689,674	22,998,216
Loans and amounts due from credit institutions, gross	29,993,403	19,751,341	22,998,216

Type:
Time deposits (2)	8,719,825	7,136,037	9,110,447
Reverse repurchase agreements (1) (2)	3,616,002	1,039,551	599,999
Escrow deposits	7,573,599	6,868,943	7,316,926
Cash and Foreign currency investments (2)	9,921,309	4,247,179	5,826,715
Other accounts	162,668	459,631	144,129
Total	29,993,403	19,751,341	22,998,216

Currency:
Brazilian Real	21,803,005	15,067,109	17,412,613
US dollar	7,782,694	4,300,075	5,100,831
Euro	406,064	354,078	455,831
Pound sterling	446	4,519	3,046
Other currencies	1,194	25,560	25,895
Total	29,993,403	19,751,341	22,998,216

(1) Collateralized by debt instruments.

(2) Includes R$15,502.905 (2011 - R$ 5,474,700 and 2010 - R$6,188,896), of short-term transactions and low risk of change in its value, considered cash equivalents.

Note 42-d contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

6. Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousands of Reais	2012	2011	2010

Classification:
Financial assets held for trading	26,646,708	25,298,804	16,472,413
Other financial assets at fair value through profit or loss	124,187	230,037	224,388
Available-for-sale financial assets	43,044,570	43,300,354	45,477,982
Loans and receivables	269,612	62,062	81,444
Total	70,085,077	68,891,257	62,256,227

Type:
Government securities - Brazil (1)	57,188,916	56,833,361	55,443,469
Government securities - others	—	—	379,341
Debentures and Promissory notes	8,866,474	8,281,136	4,523,111
Other debt securities	4,029,687	3,776,760	1,910,306
Total	70,085,077	68,891,257	62,256,227

Currency:
Brazilian Real	69,214,546	68,187,066	61,329,205
US dollar	870,531	704,191	547,681
Euro	—	—	379,341
Total	70,085,077	68,891,257	62,256,227

(1) Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-A, NTN-B, NTN-C e NTN-F).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

At December 31, 2012, includes R$25,650,177  (2011 - R$34,521,029 and 2010 - R$27,348,766) of debt securities totaling had been assigned to repurchase agreements, R$1,487,183   (2011 - R$2,221,258 and 2010 - R$7,259,356) to compulsory deposits in Central Bank, R$8,146,345 (2011 - R$8,851,981 and 2010 - R$4,316,863 ) to guarantee BM&FBovespa transactions and R$3,228,030 (2011 - R$3,066,458 and 2010 - R$5,130,939) to escrow deposits and other guarantee. Additionally, in 2010 - R$17,425,576 related coverage of PGBL/VGBL and in 2010 - R$1,502,934 related to other investment funds.

Note 42-d contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.

7. Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousands of Reais	2012	2011	2010

Classification:
Financial assets held for trading	428,589	448,209	3,283,931
Other financial assets at fair value through profit or loss (1)	1,099,066	374,519	17,423,359
Available-for-sale financial assets	1,104,050	1,307,847	1,728,037
Total	2,631,705	2,130,575	22,435,327

Type:
Shares of Brazilian companies	913,719	1,001,644	1,153,037
Shares of foreign companies	349	1,229	503
Investment fund units and shares (1)	1,717,637	1,127,702	21,281,787
Total	2,631,705	2,130,575	22,435,327

(1) In 2010, includes Investment fund units Guarantors of Benefit Plans - PGBL/VGBL, related to the liabilities for insurance contracts (Note 3.b).

b)  Changes

The changes in the balance of “Equity instruments — Financial assets held for trading” were as follows:

Thousands of Reais	2012	2011	2010

Balance at beginning of year	448,209	3,283,931	2,544,441
Changes in the scope of consolidation (note 3.b)	—	(1,643,066)	—
Net additions /disposals	(20,026)	(1,193,006)	360,610
Valuation adjustments	406	350	378,880
Balance at end of year	428,589	448,209	3,283,931

The changes in the balance of “Equity instruments — Other financial assets at fair value through profit or loss” were as follows:

Thousands of Reais	2012	2011	2010

Balance at beginning of year	374,519	17,423,359	13,787,109
Changes in the scope of consolidation (note 3.b)	—	(19,819,585)	—
Net additions /disposals	724,547	374,518	2,480,188
Valuation adjustments (1)	—	2,396,227	1,156,062
Balance at end of year	1,099,066	374,519	17,423,359

(1) Refers to variation of the Investment fund units Guarantors of Benefit Plans - PGBL/VGBL are accounted as income in “Other operating income (expense) - Expense from insurance contracts” net of the variations of their technical provisions.

The changes in the balance of “Equity instruments — Available-for-sale financial assets” were as follows:

Thousands of Reais	2012	2011	2010

Balance at beginning of year	1,307,847	1,728,037	1,660,196
Net changes in the scope of consolidation (note 3.b)	—	(18,539)	—
Net additions /disposals	(201,249)	(319,221)	(22,584)
Valuation adjustments	(2,548)	(82,430)	90,425
Balance at end of year	1,104,050	1,307,847	1,728,037

8. Derivative financial instruments and Short positions

a) Notional amounts and market values of trading and hedging derivatives

a.1) Derivatives Recorded in Memorandum and Balance Sheets

Portfolio Summary of Trading Derivative and Used as Hedge

	2012	2011	2010

Assets
Swap Differentials Receivable	4,092,378	3,334,672	4,435,651
Option Premiums to Exercise	297,124	208,117	210,232
Forward Contracts and Others	329,633	692,401	487,116
Total	4,719,135	4,235,190	5,132,999

Liabilities
Swap Differentials Payable	4,327,209	3,485,915	3,766,171
Option Premiums Launched	456,172	537,474	344,734
Forward Contracts and Others	609,717	722,342	644,521
Total	5,393,098	4,745,731	4,755,426

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Summary by Category

	December 31, 2012			December 31, 2011
Trading	Notional	Cost	Market	Notional	Cost	Fair Value
“Swap”		(116,636)	(109,449)		(232,234)	(195,880)
Asset	112,138,690	15,982,326	16,792,479	99,094,099	9,085,753	9,228,909
CDI (Interbank Deposit Rates)	34,842,507	4,335,903	4,981,610	32,413,067	8,712,638	8,223,265
Fixed Interest Rate - Real (1)	16,341,376	11,646,423	11,810,869	5,684,619	373,115	1,005,644
Indexed to Price and Interest Rates	14,386,596	—	—	13,259,314	—	—
Indexed to Foreign Currency	46,477,772	—	—	47,621,292	—	—
Others	90,439	—	—	115,807	—	—
Liabilities	112,255,326	(16,098,962)	(16,901,928)	99,326,333	(9,317,987)	(9,424,789)
CDI (Interbank Deposit Rates)	30,506,604	—	—	23,700,429	—	—
Fixed Interest Rate - Real	4,694,953	—	—	5,311,504	—	—
Indexed to Price and Interest Rates	19,509,496	(5,122,900)	(5,512,171)	19,781,674	(6,522,360)	(6,352,475)
Indexed to Foreign Currency (1)	57,406,818	(10,929,046)	(11,355,697)	50,340,717	(2,719,425)	(3,004,037)
Others	137,455	(47,016)	(34,060)	192,009	(76,202)	(68,277)
Options	266,060,940	(94,067)	(159,048)	266,612,580	(217,101)	(329,357)
Purchased Position	107,224,381	228,378	297,124	110,672,248	239,107	208,117
Call Option - US Dollar	1,792,837	44,838	31,993	1,299,890	22,549	39,528
Put Option - US Dollar	1,748,915	24,039	24,087	794,230	2,656	65
Call Option - Other (2)	46,244,224	86,370	45,920	74,456,856	111,458	48,267
Interbank Market	45,411,468	51,667	2,289	73,455,970	62,801	14,994
Others (2)	832,756	34,703	43,631	1,000,886	48,657	33,273
Put Option - Other (2)	57,438,405	73,131	195,124	34,121,272	102,444	120,257
Interbank Market	56,963,540	57,121	185,813	31,754,691	16,250	41,309
Others (2)	474,865	16,010	9,311	2,366,581	86,194	78,948
Sold Position	158,836,559	(322,445)	(456,172)	155,940,332	(456,208)	(537,474)
Call Option - US Dollar	1,453,215	(36,653)	(28,003)	2,842,096	(21,179)	(17,896)
Put Option - US Dollar	1,385,098	(14,684)	(6,036)	2,848,995	(19,867)	(7,683)
Call Option - Other (2)	83,389,536	(152,818)	(103,294)	69,094,441	(187,362)	(100,105)
Interbank Market	81,602,615	(68,927)	(4,241)	67,744,926	(87,838)	(20,471)
Others (2)	1,786,921	(83,891)	(99,053)	1,349,515	(99,524)	(79,634)
Put Option - Other (2)	72,608,710	(118,290)	(318,839)	81,154,800	(227,800)	(411,790)
Interbank Market	71,156,608	(64,771)	(272,536)	78,492,974	(101,163)	(293,479)
Others (2)	1,452,102	(53,519)	(46,303)	2,661,826	(126,637)	(118,311)
Futures Contracts	61,247,088	—	—	100,361,012	—	—
Purchased Position	40,376,893	—	—	46,879,640	—	—
Exchange Coupon (DDI)	2,916,996	—	—	1,727,725	—	—
Interest Rates (DI1 and DIA)	30,144,684	—	—	42,328,562	—	—
Foreign Currency	6,576,093	—	—	2,563,038	—	—
Indexes (3)	133,917	—	—	78,332	—	—
Treasury Bonds/Notes	605,203	—	—	178,570	—	—
Others	—	—	—	3,413	—	—
Sold Position	20,870,195	—	—	53,481,372	—	—
Exchange Coupon (DDI)	14,091,511	—	—	17,359,882	—	—
Interest Rates (DI1 and DIA)	6,556,673	—	—	21,981,554	—	—
Foreign Currency	12,414	—	—	13,923,253	—	—
Indexes (3)	17,926	—	—	38,496	—	—
Treasury Bonds/Notes	191,671	—	—	178,187	—	—
Forward Contracts and Others	21,766,014	166,807	(280,085)	22,726,891	(13,508)	(29,941)
Purchased Commitment	11,046,667	(593,458)	197,859	11,564,473	412,217	298,083
Currencies	11,046,667	(593,458)	197,859	11,556,048	412,217	298,083
Others	—	—	—	8,425	—	—
Sell Commitment	10,719,347	760,265	(477,944)	11,162,418	(425,725)	(328,024)
Currencies	10,797,139	745,350	(185,614)	11,138,022	(442,856)	(272,312)
Others	(77,792)	14,915	(292,330)	24,396	17,131	(55,712)

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Summary by Category

	December 31, 2010
Trading	Notional	Cost	Fair Value
“Swap”		214,965	553,953
Asset	89,974,142	18,112,297	18,374,023
CDI (Interbank Deposit Rates)	37,384,081	16,589,276	16,865,287
Fixed Interest Rate - Real (1)	3,976,036	1,523,021	1,508,736
Indexed to Price and Interest Rates	11,662,920	—	—
Indexed to Foreign Currency	36,923,396	—	—
Others	27,709	—	—
Liabilities	89,759,177	(17,897,332)	(17,820,070)
CDI (Interbank Deposit Rates)	20,794,805	—	—
Fixed Interest Rate - Real	2,453,015	—	—
Indexed to Price and Interest Rates	15,021,487	(3,358,567)	(3,084,207)
Indexed to Foreign Currency (1)	51,237,260	(14,313,864)	(14,522,887)
Others	252,610	(224,901)	(212,976)
Options	363,612,753	(100,091)	(134,502)
Purchased Position	166,047,798	236,074	210,232
Call Option - US Dollar	3,594,587	58,198	58,218
Put Option - US Dollar	1,627,126	21,356	43,853
Call Option - Other (2)	94,486,883	101,476	72,435
Put Option - Other (2)	66,339,202	55,044	35,726
Sold Position	197,564,955	(336,165)	(344,734)
Call Option - US Dollar	4,162,415	(70,646)	(91,393)
Put Option - US Dollar	2,967,037	(16,312)	(8,485)
Call Option - Other (2)	108,921,695	(143,211)	(126,295)
Put Option - Other (2)	81,513,808	(105,996)	(118,561)
Futures Contracts	94,302,441	—	—
Purchased Position	50,679,903	—	—
Exchange Coupon (DDI)	2,856,706	—	—
Interest Rates (DI1 and DIA)	47,296,910	—	—
Foreign Currency	171,136	—	—
Indexes (3)	267,987	—	—
Treasury Bonds/Notes	59,975	—	—
Others	27,189	—	—
Sold Position	43,622,538	—	—
Exchange Coupon (DDI)	5,504,291	—	—
Interest Rates (DI1 and DIA)	33,908,636	—	—
Foreign Currency	3,862,750	—	—
Indexes (3)	205,387	—	—
Treasury Bonds/Notes	141,474	—	—
Forward Contracts and Others	14,459,141	(459,223)	(157,406)
Purchased Commitment	6,561,234	44,204	(78,006)
Currencies	6,559,748	44,204	(78,006)
Others	1,486	—	—
Sell Commitment	7,897,907	(503,427)	(79,400)
Currencies	7,759,347	(513,819)	(216,147)
Others	138,560	10,392	136,747

(1) Includes credit derivatives.

(2) Includes stock options, indices and commodities.

(3) Includes Bovespa index and S&P.

a.2) Derivatives Financial Instruments by Counterparty

		Related	Financial	2012	2011	2010
Notional	Customers	Parties	Institutions (1)	Total	Total	Total
“Swap”	33,630,063	42,741,605	35,767,022	112,138,690	99,094,099	89,974,142
Options	2,918,952	—	263,141,988	266,060,940	266,612,580	363,612,753
Futures Contracts	—	—	61,247,088	61,247,088	100,361,012	94,302,441
Forward Contracts and Others	11,604,943	10,103,294	57,777	21,766,014	22,726,891	14,459,141

(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

	Up to	From 3 to	Over	2012	2011	2010
Notional	3 Months	12 Months	12 Months	Total	Total	Total
“Swap”	18,705,291	24,461,642	68,971,757	112,138,690	99,094,099	89,974,142
Options	149,205,432	68,038,209	48,817,299	266,060,940	266,612,580	363,612,753
Futures Contracts	21,798,030	7,963,925	31,485,133	61,247,088	100,361,012	94,302,441
Forward Contracts and Others	12,750,815	5,274,876	3,740,323	21,766,014	22,726,891	14,459,141

a.4) Derivatives by Market Trading

Notional	Stock Exchange (1)	Cetip (2)	Over the Counter	2012 Total	2011 Total	2010 Total
“Swap”	26,772,074	49,280,886	36,085,730	112,138,690	99,094,099	89,974,142
Options	264,359,394	1,701,546	—	266,060,940	266,612,580	363,612,753
Futures Contracts	61,247,088	—	—	61,247,088	100,361,012	94,302,441
Forward Contracts and Others	3,077	14,409,872	7,353,065	21,766,014	22,726,891	14,459,141

(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

(2) Includes amount traded on other clearinghouses.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a.5) Credit Derivatives

Transactions involving credit derivatives are carried out in order to reduce or eliminate exposure to specific risks arising from the purchase or sale of assets within the concept of credit portfolio management.

The volume of credit derivatives with total return rate — credit risk received corresponds to R$607,119 of cost (2011 - R$557,327 and 2010 - R$495,066) and R$669,507 of fair value (2011 - R$500,425 and 2010 - R$444,330). During the period there were no credit events related to events provided for in the contracts.

Required base capital used amounted to R$3,585 (December 31, 2011, R$3,291 and 2010 - R$8,121).

a.6) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

Market Risk Hedge

	2012			2011
		Adjustment			Adjustment
	Cost	to Market	Fair Value	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	59,148	(147,817)	(88,669)	74,928	1,247	76,175
Asset	1,581,458	105,351	1,686,809	417,731	35,864	453,595
CDI (Interbank Deposit Rates)	1,039,229	5,241	1,044,470	145,940	771	146,711
Indexed to Foreign Currency - Libor - US Dollar	255,056	24,302	279,358	271,791	35,093	306,884
Indexed to Foreign Currency - EURO	287,173	75,808	362,981	—	—	—
Liabilities	(1,522,310)	(253,168)	(1,775,478)	(342,803)	(34,617)	(377,420)
Indexed to Foreign Currency - US Dollar (1)	(1,070,666)	(185,072)	(1,255,738)	(101,410)	(908)	(102,318)
Indexed to Price Indexes and Interest (2)	(245,530)	(50,678)	(296,208)	—	—	—
Indexed to Foreign Currency - Fixed Interest US Dollar (3)	(35,076)	(3,062)	(38,138)	(55,498)	(5,067)	(60,565)
CDI (Interbank Deposit Rates) (4)	(171,038)	(14,356)	(185,394)	(185,895)	(28,642)	(214,537)
Hedge Item
Assets	1,593,371	119,818	1,713,189	342,473	3,787	346,260
Lending Operation	1,229,701	83,785	1,313,486	342,473	3,787	346,260
Indexed to Foreign Currency - US Dollar	1,021,123	93,162	1,114,285	100,871	1,450	102,321
Indexed to Foreign Currency - Fixed Interest US Dollar	35,094	676	35,770	55,663	4,902	60,565
CDI (Interbank Deposit Rates)	173,484	(10,053)	163,431	185,939	(2,565)	183,374
Securities	363,670	36,033	399,703	—	—	—
Securities Available for Sale - Debentures	363,670	36,033	399,703	—	—	—

(1) Instruments whose the hedge item are loan operations indexed in foreign currency - dollar with fair value R$1,114,285 (2011 - R$102,321) and securities shown by debentures with fair value R$133,273.

(2) Instruments whose the hedge item are securities shown by debentures with fair value R$266,430.

(3) Instruments whose the hedge item are loan operations indexed in foreign currency fixed interest - US dollar with fair value R$35,770 (2011 - R$60,565).

(4) Instruments whose the hedge item are loan operations indexed in CDI with fair value R$163,431 (2011 - R$183,374).

	2010
		Adjustment
	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	118,348	115,528	(2,821)
Asset	549,276	557,766	8,489
CDI (Interbank Deposit Rates)	424,211	426,852	2,640
Indexed to Foreign Currency - Libor - US Dollar	125,065	130,914	5,849
Liabilities	(430,928)	(442,238)	(11,310)
Indexed to Foreign Currency - US Dollar (1)	(305,837)	(311,367)	(5,530)
Indexed to Foreign Currency - Fixed Interest US Dollar (2)	(125,091)	(130,871)	(5,780)
Hedge Item
Assets	429,896	443,446	13,550
Lending Operation	429,896	443,446	13,550
Indexed to Foreign Currency - US Dollar	304,794	311,381	6,587
Indexed to Foreign Currency - Fixed Interest US Dollar	125,102	132,065	6,963

(1) Instruments that hedge Item are the loan operations indexed on foreign currency - dollar with fair value of R$304,794.

(2)  Instruments that hedge Item are the loan operations indexed on foreign currency - pre dollar with fair value of R$125,102.

Cash Flow Hedge

	2012
	Reference		Adjustment
	Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(18,866)	(17,846)	(36,713)
Asset	818,997	818,997	60,173	879,170
Indexed to Foreign Currency - Swiss Franc (1)	678,335	678,335	53,619	731,954
Indexed to Pre Interest Rate - Chilean Peso (2)	91,379	91,379	6,584	97,963
Indexed to Foreign Currency - Yuan (3)	49,283	49,283	(30)	49,253
Liabilities	(837,864)	(837,863)	(78,019)	(915,883)
Indexed to Foreign Currency - Pre Dollar	(837,864)	(837,863)	(78,019)	(915,883)
Future Contracts	34,567,439	—	—	—
DI1 Rate (4)	18,962,863	—	—	—
Foreign Currency - Dollar (5)	15,604,576	—	—	—

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2011
	Reference		Adjustment
	Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(30,354)	(1,184)	(31,538)
Asset	651,490	651,490	26,989	678,479
Indexed to Foreign Currency - Swiss Franc (1)	300,488	300,488	25,792	326,280
Indexed to Pre Interest Rate - Real (6)	351,002	351,002	1,197	352,199
Liabilities	(681,844)	(681,844)	(28,173)	(710,017)
Indexed to Foreign Currency - Pre Dollar	(681,844)	(681,844)	(28,173)	(710,017)
Future Contracts	(1,794,034)	—	—	—
DI1 Rate (4)	(1,794,034)	—	—	—

	2010
	Reference		Adjustment
	Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Future Contracts	(6,850,698)	—	—	—
DI1 Interest Rate (7) (8)	(6,850,698)	—	—	—

	2012	2011	2010

Hedge Item - Cost
Assets	15,538,109	—	—
Lending Operations - Financing and Export Credit and Imports	15,538,109	—	—
Liabilities	19,607,312	2,518,986	7,385,636
Eurobonds	820,077	300,803	—
Deposits from credit institutions - Foreign Loans	—	351,002	—
Times deposits	18,787,235	1,867,181	7,385,636

(1) Operation with maturing on December 1, 2014 and April 12, 2016 hedge item of eurobonds transactions.

(2) Operation with maturing on April 13,2016, and hedge item of eurobonds transactions.

(3) Operation with maturing on December 24, 2014, and hedge item of eurobonds transactions.

(4) Operation with maturing on January 2, 2014, and the updated amount of instruments is R$18,237,294 (2011 - R$1,812,796) hedge item of bank certificate deposits - CDB.

(5) Operation with maturing on January 31, 2013 and the updated amount of instruments is R$15,531,390 hedge item are lending operations - import and export credit and financing.

(6) Operation with maturing on June 15, 2012, and hedge item of foreign borrowings operations.

(7) Operation with maturing on January 2, 2012, and item objects of CDB.

(8) In the first quarter of 2011, due to the business strategy, the structures of cash flow hedge has a hedged item bank certificates deposit - CDB were discontinued, and the effect of debt on stockholders equity was amortized up to January 2012, remaining term of the hedging instruments.

The effect of marking to market the swaps and future contracts corresponds to a debit in the amount of R$258,555 (2011 to a credit in the amount of R$15,149 and on 2010 a debit amounting R$186,578) accounted on stockholders equity, net of tax effects.

There was not identified any ineffective portion to be recorded in income for the accounting period.

Investment Hedge

On December 31, 2012, the Bank has recorded a transaction of investment hedge on its stake in Santander EFC, with notional value of R$1,829,288, maturing between June to September 2013 and the effect of R$182,046, of exchange recorded in equity, net of tax effects. Was not identified any ineffective portion in the effectiveness test to be recorded in the consolidated income statement.

a.7) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.

	2012	2011	2010

Financial Treasury Bill - LFT	1,421,634	1,181,181	1,066,971
National Treasury Bill - LTN	3,699,901	4,363,944	67,955
National Treasury Notes - NTN	3,024,811	3,306,856	3,036,532
Total	8,146,346	8,851,981	4,171,458

9. Loans and advances to customers

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to customers” in the consolidated balance sheets is as follows:

Thousands of Reais	2012	2011	2010

Loans and receivables(1)	196,774,297	183,066,268	151,366,561
Of which:
Loans and receivables at amortized cost	210,740,669	194,184,437	160,558,323
Impairment losses	(13,966,372)	(11,118,169)	(9,191,762)
Loans and advances to customers, net	196,774,297	183,066,268	151,366,561
Loans and advances to customers, gross	210,740,669	194,184,437	160,558,323

(1) During the year of 2012 the Banco Santander, through its wholly subsidiary in Spain, acquired by Banco Santander SA - New York Branch and London Branch, under commutative conditions, portfolio of financing contracts to export and import, related to operations contracted with Brazilian clients or their affiliates abroad, totaling US$29 million and US$90 million equivalent to R$60 million and R$121 million respectively, the exchange rate of the days when there were operations. These transactions were concluded, noting the Policy for Transactions with Related Parties of the Bank, including approval by the Board of Directors.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2012	2011	2010

Type:
Loans operations (1)	208,636,512	192,681,804	159,184,714
Repurchase agreements	407,694	337,986	167,163
Other receivables	1,696,463	1,164,647	1,206,446
Total	210,740,669	194,184,437	160,558,323

(1) Includes loans, leasing and other loans with credit characteristics.

Note 42-d contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b) Detail

Following is a detail, by loan type and status, borrower sector and interest rate formula, of the loans and advances to customers, which reflect the Bank’s exposure to credit risk in its core business, gross of impairment losses:

Thousands of Reais	2012	2011	2010

Loan borrower sector:
Commercial, financial and industrial	103,208,796	94,921,748	78,101,177
Real estate-construction	7,788,750	6,280,168	5,392,015
Real estate-mortgage	12,318,212	10,017,772	6,698,125
Installment loans to individuals	83,243,281	76,458,873	60,250,581
Lease financing	4,181,630	6,505,876	10,116,425
Total (1)	210,740,669	194,184,437	160,558,323

(1) It includes commercial credit, secured loans, reverse repurchase agreements, finance leases, other term loans and impaired assets.

Interest rate formula:
Fixed interest rate	153,505,996	133,503,436	98,669,915
Floating rate	57,234,673	60,681,001	61,888,408
Total	210,740,669	194,184,437	160,558,323

c) Impairment losses

The changes in the allowances for the impairment losses on the balances of “Loans and receivables” were as follows:

Thousands of Reais	2012	2011	2010

Balance at beginning of year	11,179,836	9,191,762	10,070,479
Impairment losses charged to income for the year	18,003,906	11,190,886	9,050,547
Of which:
Commercial, financial and industrial	5,776,813	2,943,221	3,097,195
Real estate-mortgage	148,847	97,472	70,538
Installment loans to individuals	11,794,298	7,972,084	5,780,316
Lease finance	283,948	178,109	102,498
Write-off of impaired balances against recorded impairment allowance	(15,142,164)	(9,202,812)	(9,929,264)
Of which:
Commercial, financial and industrial	(4,991,510)	(2,469,617)	(3,209,180)
Real estate-mortgage	(48,071)	(36,447)	(42,026)
Installment loans to individuals	(9,855,295)	(6,484,338)	(6,508,585)
Lease finance	(247,288)	(212,410)	(169,473)
Balance at end of year	14,041,578	11,179,836	9,191,762
Of which:
Loans and advances to customers	13,966,372	11,118,169	9,191,762
Loans and amounts due from credit institutions (Note 5)	75,206	61,667	—

Thousands of Reais	2012	2011	2010

Recoveries of loans previously charged off	1,528,291	1,809,337	817,635
Of which:
Commercial, financial and industrial	456,160	352,638	88,507
Real estate-mortgage	64,341	65,323	68,792
Installment loans to individuals	959,900	1,331,104	634,779
Lease finance	47,890	60,272	25,557

Taking into account these amounts recognized in “Impairment losses charged to income for the year” and the “Recoveries of loans previously charged off”, the “Impairment losses on financial assets - Loans and receivables” amounted to R$16,475,615 in 2012, R$9,381,549 in 2011 and R$8,232,912 in 2010.

d) Impaired assets

The detail of the changes in the balance of the financial assets classified as “Loans and receivables — loans and advances to customers” and considered to be impaired due to credit risk is as follows:

Thousands of Reais	2012	2011	2010

Balance at beginning of year	13,072,693	9,348,648	9,899,884
Net additions	18,126,605	12,926,857	9,378,028
Derecognized assets	(15,142,164)	(9,202,812)	(9,929,264)
Balance at end of year	16,057,134	13,072,693	9,348,648

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Following is a detail of the financial assets considered to be impaired classified by age of the oldest past-due amount:

Thousands of Reais	2012	2011	2010

With no Past-Due Balances or Less than 3 Months Past Due	4,567,148	5,480,930	3,002,651
With Balances Past Due by
3 to 6 Months	5,282,229	2,473,485	2,450,311
6 to 12 Months	5,609,819	4,342,172	3,171,528
12 to 18 Months	484,835	445,032	372,151
18 to 24 Months	66,111	311,679	293,796
More than 24 Months	46,992	19,395	58,211
Total	16,057,134	13,072,693	9,348,648

e) Loan past due for less than 90 days but not classified as impaired

Thousands of Reais	2012	% of total loans past due for less than 90 days	2011	% of total loans past due for less than 90 days

Commercial and industrial	7,070,941	36.40%	3,588,483	22.50%
Mortgage loans	1,304,674	6.70%	2,974,921	18.70%
Installment loans to individuals	10,346,596	53.30%	8,312,749	52.20%
Financial Leasing	702,640	3.60%	1,055,795	6.60%
Total(1)	19,424,851	100.00%	15,931,948	100.00%

(1) Refers only to loans past due between 1 and 90 days.

f) Lease portfolio at present value

Thousands of Reais	2012	2011	2010

Gross investment in lease transactions	4,882,797	7,991,849	12,921,149
Lease receivables	3,714,457	5,720,996	8,721,847
Unrealized residual values (1)	1,168,340	2,270,853	4,199,302
Unearned income on lease	(3,622,469)	(5,570,537)	(8,496,306)
Offsetting residual values	(1,168,340)	(2,270,853)	(4,199,302)
Leased property and equipment	11,738,066	16,485,919	21,304,308
Accumulated depreciation	(8,242,886)	(11,346,459)	(12,324,135)
Excess depreciation	4,768,240	8,049,256	9,805,118
Losses on unamortized lease	171,659	198,119	166,451
Advances for guaranteed residual value	(4,355,504)	(7,050,545)	(9,107,457)
Other assets	10,067	19,127	46,599
Total	4,181,630	6,505,876	10,116,425

(1) Guaranteed residual value of lease agreements.

Leasing unrealized financial income (Income to appropriate related to Minimum payments to receive) is R$701,167 (2011 - R$1,485,973 and 2010 - R$2,804,729).

As of December 31, 2012, 2011 and 2010 there were no material agreements for lease contracts.

Breakdown by maturity

Gross investment in lease transactions

Thousands of Reais	2012	2011	2010

Overdue	144,586	214,378	322,851
Due to:
Up to 1 year	2,504,585	3,728,746	5,207,603
From 1 to 5 years	2,225,247	4,042,054	7,384,925
Over 5 years	8,379	6,671	5,770
Total	4,882,797	7,991,849	12,921,149

Report per lease portfolio maturity at present value

Thousands of Reais	2012	2011	2010

Overdue	96,689	143,337	228,222
Due to:
Up to 1 year	2,353,900	3,427,190	4,796,604
From 1 to 5 years	1,727,902	2,932,795	5,089,299
Over 5 years	3,139	2,554	2,300
Total	4,181,630	6,505,876	10,116,425

g) Transfer of financial assets with retention of risks and benefits

In December 2011, the Bank transferred to a third party real estate loan and advances with various maturities up to October 2041 with recourse amounting to R$688,821. As such, the Bank concluded that it has retained the risks and benefits associated with such loan and advances and, accordingly, did not derecognize those loan and advances to customers. On December 31, 2012, the amounts pertaining to those real estate loan and advances were R$508,714 (2011 - R$686,587), and R$495.467 (2011 - R$686,015).

The foregoing transfer was conducted with a recourse clause and the mandatory repurchase is provided for in the following events:

• agreements in default for longer than 90 consecutive days;

• agreements under renegotiation;

• agreements subject to portability, pursuant to Resolution 3,401 of the Brazilian Monetary Council (CMN);

• agreements subject to intervenience.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The amount of mandatory repurchase will be calculated based on the outstanding balance of credit duly updated on the date of said repurchase.

As of the date of assignment, the cash flows of assigned operations will be paid directly to the assigning entity.

10. Non-current assets held for sale

At December 31, 2012, 2011 and 2010, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets. The change in the “Non-current assets held for sale” is as follows:

Thousands of Reais	2012	2011	2010

Balance at beginning of year	223,374	167,526	355,285
Foreclosures loans and other assets transferred (1)	112,697	24,874,974	38,037
Sales (1) (2)	(29,987)	(24,819,126)	(225,796)
Others	9,231	—	—
Final balance, gross (3)	315,315	223,374	167,526
Impairment losses	(149,605)	(90,986)	(100,705)
Impairment as a percentage of foreclosed assets	47.45%	40.73%	60.11%
Balance at end of year	165,710	132,388	66,821

(1) In 2011, includes R$24,731,463 of assets of Zurich Santander Brasil Seguros e Previdência S.A. Additionally, were sold R$22,349,428 of liabilities directly associated with non-current assets held for sale of Zurich Santander Brasil Seguros e Previdência S.A. The assets and liabilities related to the sale of Zurich Santander Brasil Seguros e Previdência S.A (note 3.b) are presented at net amount on cash flow statement.

(2) Includes sale of administrative buildings, and in 2010, mainly related to the move to new headquarter.

(3) Refers mainly to buildings and vehicles due to executions of loans.

11. Investments in associates and joint ventures

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates” (see note 2-b) is as follows:

	Participation %			Investments
Thousands of Reais	2012	2011	2010	2012	2011	2010

Companhia de Crédito, Financiamento e Investimento RCI Brasil (1) (2)	39.89%	39.64%	39.58%	413,047	132,514	106,939
Companhia de Arrendamento Mercantil RCI Brasil (1) (2)	—	39.88%	39.88%	—	232,017	202,825
Norchem Participações e Consultoria S.A. (1) (3)	50.00%	50.00%	50.00%	23,369	22,528	28,525
Norchem Holding e Negócios S.A. (3)	21.75%	21.75%	21.75%	22,666	24,200	22,325
Cibrasec - Companhia Brasileira de Securitização (3) (4)	13.64%	13.64%	13.64%	10,285	10,287	9,972
Estruturadora Brasileira de Projetos S.A. - EBP (3) (4)	11.11%	11.11%	—	2,726	679	—
Total				472,093	422,225	370,586

	Results from companies accounted
	for by the equity method
Thousands of Reais	2012	2011	2010

Companhia de Crédito, Financiamento e Investimento RCI Brasil (1) (2)	68,534	25,424	21,025
Companhia de Arrendamento Mercantil RCI Brasil (1) (2)	—	29,102	18,017
Norchem Participações e Consultoria S.A. (1) (3)	841	(2,973)	2,432
Norchem Holding e Negócios S.A. (3)	1,076	4,074	1,780
Cibrasec - Companhia Brasileira de Securitização (3) (4)	825	909	166
Celta Holding S.A. (5)	—	—	522
Estruturadora Brasileira de Projetos S.A. - EBP (3) (4)	2,046	(2,320)	—
Total	73,322	54,216	43,942

(1) Joint-controlled company.

(2) At the Extraordinary General Meeting held on May 31, 2012 of Companhia de Arrendamento Mercantil RCI Brasil (Leasing RCI Brasil) and Companhia de Crédito, Financiamento e Investimento RCI Brasil (Financeira RCI Brasil), their respective shareholders approved the proposed merger of shares of Leasing RCI Brasil to the equity of Financeira RCI Brasil on the base date of March 31, 2012 becoming the Leasing RCI Brasil an indirect participation of the Bank. On August 28, 2012 this process was approved by the Bacen.

(3) Companies delayed by one month for the calculation of equity.

(4) Although the participations was less than 20%, the Bank exercises control over the entity together with other major shareholders through a shareholders’ agreement where no business decision can be taken by a single shareholder.

(5) Investment sold in 2010.

(*) Associates companies and joint ventures do not have their shares listed on the Stock Exchange.

(**) The Bank does not have collateral with associates and joint ventures.

(***) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

b) Changes

The changes in the balance of this item were as follows:

Thousands of Reais	2012	2011	2010

Balance at beginning of year	422,225	370,586	419,122
Capital increases	—	6,107	—
Additions	—	2,999	—
Disposals and capital reductions	—	—	(59,267)
Income from companies accounted for by the equity method	73,322	54,216	43,942
Dividends proposed/received	(23,437)	(11,975)	(33,211)
Others	(17)	292	—
Balance at end of year	472,093	422,225	370,586

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c) Impairment losses

No impairment losses was recognized on investments in associates and joint ventures in 2012, 2011 and 2010.

d) Other disclosures

Following is a summary of the financial information on the associates and joint ventures (obtained from the information available at the reporting date).

Thousands of Reais	2012	2011	2010

Total assets	10,150,144	6,344,404	3,786,154
Total liabilities	8,004,560	5,190,461	2,721,128
Total revenues	1,823,355	1,389,839	1,087,588
Total profit	321,766	156,549	134,577

12. Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during fiscal years ended December 31, 2012, 2011 and 2010.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

In thousand of reads	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Works in progress and others	Total
Cost
Balance at beginning of the year	2,098,622	1,233,776	2,068,058	—	5,400,456
Additions	252,924	122,707	942,975	1,263	1,319,869
Write-off	(638)	(37,858)	(133,854)	—	(172,350)
Transfers	(130,989)	(1,619)	123,809	—	(8,799)
Others changes	6,256	—	—	—	6,256
Balance at December 31, 2010	2,226,175	1,317,006	3,000,988	1,263	6,545,432

Changes in the scope of consolidation (note 3.b)	(2,093)	(626)	(272)	—	(2,991)
Additions	204,222	25,302	843,643	1,569	1,074,736
Write-off	(5,482)	(16,827)	(52,000)	—	(74,309)
Transfers	24,832	204,956	(206,278)	—	23,510
Balance at December 31, 2011	2,447,654	1,529,811	3,586,081	2,832	7,566,378

Additions	272,599	4,586	1,169,292	927	1,447,404
Write-off	(72,188)	(71,962)	(41,473)	—	(185,623)
Transfers	567	498,412	(188,798)	—	310,181
Balance at December 31, 2012	2,648,632	1,960,847	4,525,102	3,759	9,138,340

Accumulated depreciation
Balance at beginning of the year	(220,186)	(747,826)	(644,622)	—	(1,612,634)
Additions	(48,972)	(141,093)	(297,561)	—	(487,626)
Write-off	(395)	36,790	97,846	—	134,241
Balance at December 31, 2010	(269,553)	(852,129)	(844,337)		(1,966,019)

Changes in the scope of consolidation (note 3.b)	524	556	184	—	1,264
Additions	(59,259)	(163,854)	(347,019)	—	(570,132)
Write-off	2,255	15,548	33,867	—	51,670
Transfers	(23,662)	(32)	187	—	(23,507)
Balance at December 31, 2011	(349,695)	(999,911)	(1,157,118)	—	(2,506,724)

Additions	(59,673)	(242,026)	(423,291)	—	(724,990)
Write-off	42,123	59,006	18,304	—	119,433
Transfers	—	(50,911)	3	—	(50,908)
Balance at December 31, 2012	(367,245)	(1,233,842)	(1,562,102)	—	(3,163,189)

	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Works in progress and others	Total
Impairment
Balance at beginning of the year	(86,053)	—	—	—	(86,053)
Impacts on results	1,317	—	—	—	1,317
Write-off by sale	23,432	—	—	—	23,432
Balance at December 31, 2010	(61,304)	—	—	—	(61,304)

Impacts on results	9,956	—	—	—	9,956
Balance at December 31, 2011	(51,348)	—	—	—	(51,348)

Impacts on results	14,425	—	—	—	14,425
Balance at December 31, 2012	(36,923)	—	—	—	(36,923)

Carrying amount
Balance at December 31, 2010	1,895,318	464,877	2,156,651	1,263	4,518,109
Balance at December 31, 2011	2,046,611	529,900	2,428,963	2,832	5,008,306
Balance at December 31, 2012	2,244,464	727,005	2,963,000	3,759	5,938,228

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The depreciation expenses has been included in the line item “Depreciation and amortization” in the income statement.

b) Tangible asset purchase commitments

On December 31, 2012 the Bank has contractual commitments for the purchase of tangible assets in the amount of R$18,872.

13. Intangible assets - Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and was allocated according to the operating segments (note 43).

The base used to evaluate the impairment test is the value in use, for this purpose, is estimated cash flow for a period of 10 years, done with help of a third independent expert and reviewed and approved by the Executive Board, horizon considered adequate to determine the economic value in the case of a cash-generating unit with prospects of continuing the activity level of its operations. The cash flow was prepared considering several factors, including: (i) macro-economic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates of the financial system (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the likelihood of future events and changing some of these factors could have a different result.

Based on the assumptions described above the tests carried out did not identify any impairment to goodwill in 2012, 2011 and 2010.

Thousands of Reais	2012	2011	2010

Breakdown:
Banco ABN Amro Real S.A.	27,217,565	27,217,565	27,217,565
Real Seguros Vida e Previdência	—	—	1,094,671
Total	27,217,565	27,217,565	28,312,236

Operating segments:
Commercial Banking	27,217,565	27,217,565	27,217,565
Asset Management and Insurance	—	—	1,094,671
Total	27,217,565	27,217,565	28,312,236

	Commercial Banking			Asset Management and Insurance (3)
	2012	2011	2010	2010
Main assumptions:
Basis of determining recoverable amounts	Value in use: cash flows
Period of the projections of cash flows (1)	10 years	10 years	10 years	7 years
Growth rate	6.0%	5.0%	5.0%	5.0%
Discount rate (2)	15.0%	15.2%	15.5%	16.7%

(1) The projections of cash flow are prepared using internal budget and growth plans of the administration, based on historical data, market expectations and conditions such as industry growth, interest hate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM).

(3) In 2011, the amount of Real Seguros Vida e Previdência was redeemed based on the process of the sale of the Venda da Zurich Santander Brasil Seguros e Previdência S.A. (note 3.b).

The changes of goodwill in December, 31 2012, 2011 and 2010 were as follows:

Thousands of Reais	2012	2011	2010
Balance at beginning of the year	27,217,565	28,312,236	28,312,236
Disposals:
Real Seguros Vida e Previdência(1)	—	(1,094,671)	—
Balance at end of the year	27,217,565	27,217,565	28,312,236

(1) In 2011, includes the write-off of the goodwill related to Real Seguros Vida e Previdência, due the sale of the all shares of Zurich Santander Brasil Seguros e Previdência S.A (note 3.b).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

14. Intangible assets - Other intangible assets

a) Breakdown

The details by asset category of the “other intangible assets” of the consolidated balance sheets are as follow:

	IT developments	Customer relationship	Other assets	Total
Cost
Balance at beginning of the year	1,711,000	4,288,031	237,517	6,236,548
Additions	828,024	451,387	11,880	1,291,291
Write-off	(142,600)	(123,012)	—	(265,612)
Transfers	9,069	(270)	—	8,799
Balance at December 31, 2010	2,405,493	4,616,136	249,397	7,271,026

Changes in the scope of consolidation (note 3)	(21,727)	—	—	(21,727)
Additions	862,645	668,248	14,846	1,545,739
Write-off	(264,502)	(770,126)	(58,750)	(1,093,378)
Transfers	—	—	4	4
Balance at December 31, 2011	2,981,909	4,514,258	205,497	7,701,664

Additions	755,249	958,313	9,250	1,722,812
Write-off	(3,962)	(870,740)	—	(874,702)
Transfers	(310,160)	—	—	(310,160)
Balance at December 31, 2012	3,423,036	4,601,831	214,747	8,239,614

Accumulated amortization
Balance at beginning of the year	(655,186)	(1,329,262)	(139,250)	(2,123,698)
Additions	(146,254)	(582,489)	(21,041)	(749,784)
Write-off	19,386	38,896	—	58,282
Balance at December 31, 2010	(782,054)	(1,872,855)	(160,291)	(2,815,200)

Changes in the scope of consolidation (note 3)	—	18,974	—	18,974
Additions	(416,878)	(461,646)	(13,378)	(891,902)
Write-off	213,304	614,409	—	827,713
Transfers	(7)	—	—	(7)
Balance at December 31, 2011	(985,635)	(1,701,118)	(173,669)	(2,860,422)

Additions	(463,637)	(630,225)	(12,248)	(1,106,110)
Write-off	—	559,466	—	559,466
Transfers	50,887	—	—	50,887
Balance at December 31, 2012	(1,398,385)	(1,771,877)	(185,917)	(3,356,179)

Impairment - IT
Balance at beginning of the year	(65,046)	(742,101)	—	(807,147)
Additions	(232)	(581)	—	(813)
Write-off	583	1,934	—	2,517
Balance at December 31, 2010	(64,695)	(740,748)	—	(805,443)

Additions	(9,043)	(8,027)	—	(17,070)
Write-off	73,403	125,383	—	198,786
Balance at December 31, 2011	(335)	(623,392)	—	(623,727)

Write-off	—	11,280	—	11,280
Impairment losses on other assets	—	531,770	—	531,770
Balance at December 31, 2012	(335)	(80,342)	—	(80,677)

Carrying amount
Balance at December 31, 2010	1,558,744	2,002,533	89,106	3,650,383
Balance at December 31, 2011	1,995,939	2,189,748	31,828	4,217,515
Balance at December 31, 2012	2,024,316	2,749,612	28,830	4,802,758

The amortization expenses has been included in the line item “Depreciation and amortization” in the income statement.

15. Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousands of Reais	2012	2011	2010

Prepayments and accrued income	614,062	641,098	870,276
Contractual guarantees of former controlling stockholders (Note 22.d.5)	991,394	992,687	—
Actuarial asset (Note 22.c)	105,283	86,751	—
Other receivables	1,232,794	966,207	1,042,725
Total	2,943,533	2,686,743	1,913,001

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

16. Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousands of Reais	2012	2011	2010

Classification:
Financial liabilities at amortized cost	35,073,626	51,527,021	42,391,572
Total	35,073,626	51,527,021	42,391,572

Type:
Demand deposits (1)	47,763	133,567	344,072
Time deposits (2)	26,077,164	27,022,696	28,867,406
Repurchase agreements	8,948,699	24,370,758	13,180,094
Total	35,073,626	51,527,021	42,391,572

Currency:
Reais	19,385,341	33,811,322	26,794,663
Euro	370,544	437,811	307,022
US dollar	15,106,130	15,141,705	14,065,828
Other currencies	211,611	2,136,183	1,224,059
Total	35,073,626	51,527,021	42,391,572

(1) Non-interest bearing accounts.

(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

Note 42-d contains a detail of the remaining maturity of financial liabilities at amortized cost and of the related average interest rates.

17. Customer deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousands of Reais	2012	2011	2010

Classification:
Financial liabilities at amortized cost	188,594,930	174,473,891	167,949,201
Total	188,594,930	174,473,891	167,949,201

Type:
Demand deposits
Current accounts (1)	13,585,488	13,561,003	16,131,836
Savings accounts	26,856,910	23,293,434	30,303,463
Time deposits	84,586,047	83,941,820	68,916,301
Repurchase agreements	63,566,485	53,677,634	52,597,601
Total	188,594,930	174,473,891	167,949,201

(1) Non-interest bearing accounts.

Note 42-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

18. Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousands of Reais	2012	2011	2010

Classification:
Financial liabilities at amortized cost	54,012,018	38,590,423	20,086,645
Total	54,012,018	38,590,423	20,086,645

Type:
Real estate credit notes - LCI (1)	11,236,843	8,550,108	7,614,891
Bonds and other securities	13,049,920	6,539,765	3,351,137
Treasury Bills(2)	25,320,186	19,926,031	6,638,936
Securitization notes (MT100) (3)	2,236,089	2,152,543	1,577,181
Agribusiness credit notes - LCA	2,008,472	1,341,232	904,500
Debenture (4)	160,508	80,744	—
Total	54,012,018	38,590,423	20,086,645

(1) LCI´s are fixed income securities underlied to mortgage loans and collateralized by mortgage or chattel mortgage on property. On December 31, 2012, there are maturities between 2013 and 2017.

(2) The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2012, have a maturity between 2013 to 2018.

(3) Issuance of bonds tied to the right to receive of future flow of payment orders receivable from foreign correspondent banks.

(4) Debentures issued by the subsidiary MS Participações in three series (November 2011 – R$82,122, March 2012 – R$47,592 and May 2012 – R$33,732) with earnings indexed to CDI + 1.77% p.a. and maturing on August 21, 2013.

The breakdown, by currency, of the balance of this account is as follows:

	Thousands of Reais			Average interest (%)
Currency:	2012	2011	2010	2012	2011	2010

Reais	39,267,849	32,681,252	16,174,057	8.6%	10.2%	10.5%
US dollar	13,920,498	5,608,368	3,905,890	3.9%	3.8%	2.4%
Swiss Francs	679,024	300,803	—	3.2%	3.0%	—
Euro	144,647	—	6,698	0.6%	—	0.3%
Total	54,012,018	38,590,423	20,086,645	7.3%	8.8%	10.4%

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The changes in the balance of Marketable debt instruments were as follows:

Thousands of Reais	2012	2011	2010

Balance at beginning of the period	38,590,423	20,086,645	11,439,010
Issuances	36,376,139	29,501,246	21,402,252
Payments	(25,440,219)	(14,895,052)	(12,828,958)
Interest (Note 30)	3,662,370	3,226,644	1,212,962
Exchange differences and Others	823,305	670,940	(1,138,621)
Balance at end of the period	54,012,018	38,590,423	20,086,645

At December 31, 2012, 2011 and 2010, none of these instruments was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

A note 42-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in each year.

The breakdown of “Bonds and other securities” is as follows:

	Issuance	Maturity	Currency	Interest rate (p.a)	2012	2011	2010
Eurobonds	March-11	March-14	R$	Libor + 2.1%	2,452,473	2,252,536	—
Eurobonds	April and November-10	April-15	US$	4.5%	1,740,005	1,617,341	1,447,210
Eurobonds	January and June-11	January-16	US$	4.3%	1,741,878	1,608,424	—
Eurobonds	November-05	November-13	R$	17.1%	333,182	333,182	471,849
Eurobonds	June-11	December-14	CHF	3.1%	335,749	300,803	—
Eurobonds	December-10	December-11	US$	Zero Coupon	—	—	730,948
Eurobonds	February and September-12	February-17	US$	4.6%	2,806,547	—	—
Eurobonds	October-12	January-13	US$	Zero Coupon	630,533	—	—
Eurobonds	December-12	June-13	US$	Zero Coupon	591,958	—	—
Eurobonds	April-12	April-16	CHF	3.3%	343,275	—	—
Eurobonds	October-12	April-13	US$	Zero Coupon	217,196	—	—
Eurobonds	November-12	November-13	US$	Zero Coupon	214,794	—	—
Others					1,642,330	427,479	701,130
Total					13,049,920	6,539,765	3,351,137

The composition of “securitization notes - MT100” is as follows:

	Issuance	Maturity	Currency	Interest rate (p.a)	2012	2011	2010

Series 2004-1 (1)	September-04	September-11	US$	5.5%	—	—	33,457
Series 2008-1 (1)	May-08	March-15	US$	6.2%	212,565	265,203	294,133
Series 2008-2 (1) (2)	August-08	September-17	US$	Libor (6 months) + 0.8%	820,758	753,126	668,916
Series 2009-1 (1) (3)	August-09	September-14	US$	Libor (6 months) + 2.1%	69,730	94,494	83,924
Series 2009-2 (1) (4)	August-09	September-19	US$	6.3%	103,967	95,435	84,771
Series 2010-1 (1) (5)	December-10	March-16	US$	Libor (6 months) + 1.5%	513,993	471,594	411,980
Series 2011-1 (1) (6)	May-11	March-18	US$	4.2%	206,758	189,790	—
Series 2011-2 (1) (7)	May-11	March-16	US$	Libor (6 months) + 1.4%	308,318	282,901	—
Total					2,236,089	2,152,543	1,577,181

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

19. Subordinated liabilities

The detail of the balance of “Subordinated liabilities” is as follows:

Thousands of Reais	Issuance	Maturity (1)	Amount (millions)		Interest rate	2012	2011	2010

Subordinated Certificates	June-06	July-16	R$	1.500	105.0% CDI	3,048,617	2,801,102	2,495,990
Subordinated Certificates	October-06	September-16	R$	850	104.5% CDI	1,649,313	1,516,018	1,351,627
Subordinated Certificates	July-07	July-14	R$	885	104.5% CDI	1,553,537	1,427,982	1,273,137
Subordinated Certificates	April-08	April-13	R$	600	100.0% CDI + 1.3%	1,010,620	920,870	814,922
Subordinated Certificates	April-08	April-13	R$	555	100.0% CDI + 1.0%	929,321	848,876	753,066
Subordinated Certificates	July-06 to October-06	July-16 to July-18	R$	447	104.5% CDI	895,314	822,956	733,718
Subordinated Certificates	January-07	January-13	R$	300	104.0% CDI	561,379	516,217	460,494
Subordinated Certificates	August-07	August-13	R$	300	100.0% CDI + 0.4%	524,743	482,026	430,041
Subordinated Certificates	January-07	January-14	R$	250	104.5% CDI	469,107	431,194	384,437
Subordinated Certificates	May-08 to June-08	May-13 to May-18	R$	283	CDI (2)	461,792	422,628	374,705
Subordinated Certificates	May-08 to June-08	May-13 to June-18	R$	268	IPCA (3)	494,490	431,919	372,952
Subordinated Certificates (1)	November-08	November-14	R$	100	120.5% CDI	161,101	146,183	128,062
Subordinated Certificates (1)	February-08	February-13	R$	85	IPCA +7.9%	159,817	140,373	121,954
Total						11,919,151	10,908,344	9,695,105

(1) Subordinated certificates of deposit issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.

(2) Indexed to 100% and 112% of the CDI or CDI plus interest of 1.2% p.a. to 1.5% p.a.

(3) Indexed to the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.7% p.a.

The detail by currency, of the balance of “Subordinated liabilities” is as follows:

	Thousands of Reais			Average Interest Rate (%)
Currency:	2012	2011	2010	2012	2011	2010

Reais	11,919,151	10,908,344	9,695,105	8.7%	11.2%	10.9%
Total	11,919,151	10,908,344	9,695,105	8.7%	11.2%	10.9%

The changes in “Subordinated liabilities” were as follows:

	2012	2011	2010

Balance at beginning of year	10,908,344	9,695,105	11,304,445
Payments	—	—	(2,598,938)
Redemption
Subordinated Certificates (maturity in May 2019 and 13.5% fixed interest rate)	—	—	(1,680,461)
Perpetual Non-Cumulative Junior Subordinated Securities (indeterminate maturity 8.7% fixed interest rate and amount of issuance U$500 million)	—	—	(879,294)
Interest payments	—	—	(39,183)
Interest (Note 31)	1,010,807	1,213,239	999,423
Foreign exchange	—	—	(9,825)
Balance at end of year	11,919,151	10,908,344	9,695,105

Note 42-d contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

20. Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousands of Reais	2012	2011	2010

Credit card obligations	12,689,689	11,000,043	7,332,714
Unsettled financial transactions	1,791,274	1,914,897	2,370,678
Dividends payable	1,055,309	1,182,284	2,166,714
Tax collection accounts - Tax payables	422,271	579,413	621,510
Liability associated with the transfer of assets (Note 9.g)	495,467	686,015	—
Other financial liabilities	922,471	589,355	726,632
Total	17,376,481	15,952,007	13,218,248

Note 42-d contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.

21. Liabilities for insurance contracts

In 2010 consisted mainly of technical provisions - Individual Life and Life covering survival of Zurich Santander Brasil Seguros e Previdência S.A. (note 3.b).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

22. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais	2012	2011	2010

Provisions for pensions funds and similar obligations	1,307,815	1,246,040	1,190,108
Provisions for judicial and administrative proceedings, commitments and other provisions	7,514,266	8,269,255	8,205,053
Judicial and administrative proceedings under the responsibility of former controlling stockholders (22.d.5)	991,394	992,687	—
Judicial and administrative proceedings	5,797,782	6,398,333	7,267,675
Of which:
Civil	1,480,320	1,333,671	1,444,209
Labor	2,611,852	3,337,579	2,839,619
Tax and Social Security	1,705,610	1,727,083	2,983,847
Others provisions (1)	725,090	878,235	937,378
Total	8,822,081	9,515,295	9,395,161

(1) Includes provision for compensation fund for salary variation (FCVS) and others provisions.

b) Changes

The changes in “Provisions” were as follows:

	2012			2011
Thousands of Reais	Pensions	Other Provisions (1)	Total	Pensions	Other Provisions (1)	Total

Balance at beginning of year	1,246,040	8,269,255	9,515,295	1,190,108	8,205,053	9,395,161
Net change in the scope of consolidation (Note 3.b)	—	—	—	—	(127,419)	(127,419)
Additions charged to income:
Interest income and similar charges (Note 30)	—	—	—	(55,103)	—	(55,103)
Interest expense and similar charges (Note 31)	188,028	—	188,028	145,181	—	145,181
Personnel Expenses (Note 38.a & 22.c)	42,798	—	42,798	19,460	—	19,460
Additions to provisions (2)	94,043	2,112,485	2,206,528	118,502	2,942,961	3,061,463
Payments to pensioners and early retirees with a charge to internal provisions	(42,584)	—	(42,584)	(39,596)	—	(39,596)
Payments to external funds	(239,042)	—	(239,042)	(219,263)	—	(219,263)
Amount used	—	(2,908,432)	(2,908,432)	—	(2,672,142)	(2,672,142)
Transfer to other assets - actuarial assets (Note 15)	18,532	—	18,532	86,751	—	86,751
Transfers, exchange differences and other changes	—	40,958	40,958	—	(79,198)	(79,198)
Balance at end of year	1,307,815	7,514,266	8,822,081	1,246,040	8,269,255	9,515,295

	2010
Thousands of Reais	Pensions	Other Provisions (1)	Total

Balance at beginning of year	1,096,799	8,383,463	9,480,262
Additions charged to income:
Interest expense and similar charges (Note 31)	156,419	—	156,419
Personnel Expenses (Note 38.a & 22.c)	16,212	—	16,212
Additions to provisions	179,265	1,795,061	1,974,326
Payments to pensioners and early retirees with a charge to internal provisions	(38,200)	—	(38,200)
Payments to external funds	(220,387)	—	(220,387)
Amount used	—	(2,233,557)	(2,233,557)
Transfers, exchange differences and other changes	—	260,086	260,086
Balance at end of year	1,190,108	8,205,053	9,395,161

(1) Includes, primarily, provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

(2) In the fourth quarter of 2011 were made up an additional R$648.7 million provision for labor proceedings concerning the Bank’s initiative to accelerate the agreements in order to reduce the volume of open cases. Alongside this, the Bank has been working strongly in the prevention of labor disputes, with improvements in controls journey governance in outsourcing, among other measures.

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

• Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

• Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

• Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC due Deficit in plan. Plan is closed to new entrants since June 3, 2005.

• Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until after May 22, 1975.

• Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

• Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in the form of defined benefit. Plan is closed to new entrants since July 23, 2010.

• Sanprev - Santander Associação de Previdência (Sanprev)

• Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

• Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

• Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

• Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

• Other plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): is a closed pension entity, which aims at setting up and implementation of benefit plans of pension character, complementary to the general welfare, in the form of legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants. It also has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three plans, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC - Superintendence of Pension Funds, were implemented in July 2009.

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

• Nominal discount rate for actuarial obligation:

• Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 8.7% (2011 - 10.4% and 2010 - 10.7%).

• Cabesp, Law 9.656 and others obligations - 9.0% (2011 - 10.4% e 2010 - 10.7%).

• Expected rate of return on plan assets:

• Banesprev - Plan I - 8.7% (2011 - 10.9% and 2010 - 11.3%).

• Banesprev - Plan II - 8.7% (2011 - 12.4% and 2010 - 11.1%).

• Banesprev - Plan III - 8.7% (2011 - 12.4% and 2010 - 11.3%).

• Banesprev - Plan IV - 8.7% (2011 - 10.7% and 2010 - 12.2%).

• Banesprev - Supplementary retirement and pension plan - 8.7% (2011 - 10.7% and 2010 - 11.4%).

• Banesprev - Plan V - 8.7% (2011 - 10.7% and 2010 - 11.0%).

• Sanprev - 8.7% (2011 - 10.6% and 2010 - 11.1%).

• Bandeprev - 8.7% (2011 - 10.5% and 2010 - 11.0%).

• SantaderPrevi - 8.7% (2011 - 10.7% and 2010 - 10.8%).

• Plasas - 9.0% (2011 - 10.7% e 2010 - 10.8%).

• Cabesp - 9.0% (2011 - 10.9% e 2010 - 11.4%).

• Other Plans: null - the plan does not have assets.

• Estimated long-term inflation rate:

• Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 4.5% (2011 - 4.4% and 2010 - 4.4%).

• Estimate salary increase rate:

• Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans - 5,0% (2011 - 4.9% and 2010 - 4.9%).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

iii. Health and Dental Care Plan

• Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A.

Entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

• SantanderPrevi’s Retirees

SantanderPrevi’s retirees’ health care plan “Retirement SantanderPrevi” has lifelong nature and it is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until Dec/2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

• Former employees of Banco Real S.A. (retiree by Circulares)

It granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design. Eligible only to plans Basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the Basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

• Bandeprev’s retirees

The health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

• Officer with Lifetime Benefits (Lifetime Officers)

Lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. In this case, no conclusion, being 100% funded by the bank.

• Life insurance for Banco Real’s retirees

For Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Foundation Sudameris where cost is 100% of the retired. It closed group.

• Free clinic

The health care plan “free clinic” is a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

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

The funding status of the defined benefit obligations in 2012 and in the last 4 years are as follows:

Thousands of Reais	2012	2011	2010	2009	2008

Present value of the obligations - Post-employment plans:
To current employees	1,706,089	1,312,325	1,212,603	1,078,765	954,321
Vested obligations to retired employees	19,301,089	15,268,283	14,009,689	12,644,915	11,676,568
	21,007,178	16,580,608	15,222,292	13,723,680	12,630,889
Less:
Fair value of plan assets	17,883,138	15,051,746	14,522,452	13,324,387	12,390,745
Unrecognized actuarial (gains)/losses	2,681,038	1,181,202	439,175	223,152	(180,135)
Unrecognized assets (1)	(499,910)	(525,613)	(581,833)	(619,308)	(378,950)
Unrecognized past service cost	—	—	—	358	—
Provisions — Post-employment plans, net	942,912	873,273	842,498	795,091	799,229

Present value of the obligations - Other similar obligations:
To current employees	747,175	601,549	530,858	23,053	26,806
Vested obligations to retired employees	6,286,495	4,569,371	3,759,378	3,842,505	2,684,670
To beneficiaries of early retirement	—	—	—	—	44
	7,033,670	5,170,920	4,290,236	3,865,558	2,711,520
Less:
Fair value of plan assets	5,473,031	4,535,896	4,142,589	3,683,450	2,897,569
Unrecognized actuarial (gains)/losses	1,409,141	447,397	(6,600)	282,858	(223,100)
Unrecognized assets (1)	(108,122)	(98,389)	(193,363)	(402,458)	(242,636)
Provisions — Other similar obligations, net	259,620	286,016	347,610	301,708	279,687

Total provisions for pension plans, net	1,202,532	1,159,289	1,190,108	1,096,799	1,078,916
Of which:
Actuarial provisions	1,307,815	1,246,040	1,190,108	1,096,799	1,078,916
Actuarial assets (note 15)	105,283	86,751	—	—	—

(1) Refers to fully funded plans Banesprev I and III, Sanprev I, II and III, Bandeprev and Plasas.

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Post-Employment Plans
Thousands of Reais	2012	2011	2010	2009	2008

Current service cost (note 38.a & 22.b)	22,708	19,460	16,212	22,051	21,284
Interest cost	1,756,104	1,561,367	1,460,199	1,362,265	1,362,586
Expected return on plan assets	(1,618,876)	(1,543,051)	(1,337,358)	(1,291,696)	(1,278,663)
Extraordinary charges:
Actuarial (gains)/losses recognized in the year	115,269	135,628	61,699	36,552	16,726
Past service cost	—	—	—	57	—
Early retirement cost	8,258	89	32	—	—
Total	283,463	173,493	200,784	129,229	121,933

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	Other Similar Obligations
Thousands of Reais	2012	2011	2010	2009	2008

Current service cost (note 38.a & 22.b)	20,090	—	—	14,483	23,776
Interest cost	537,954	445,405	424,157	307,459	311,758
Expected return on plan assets	(487,154)	(469,625)	(390,579)	(277,461)	(304,244)
Extraordinary charges:
Actuarial (gains)/losses recognized in the year	(29,484)	2,310	58,958	6,857	—
Early retirement cost	—	38,335	58,576	—	1,633
Total	41,406	16,425	151,112	51,338	32,923

The changes in the present value of the accrued defined benefit obligations were as follows:

	Post-Employment Plans
Thousands of Reais	2012	2011	2010	2009	2008

Present value of the obligations at beginning of year	16,580,608	15,222,292	13,723,680	12,630,889	10,003,684
Changes in the scope of consolidation	—	—	—	—	1,372,869
Current service cost	22,708	19,460	16,212	22,051	21,284
Interest cost	1,659,518	1,561,367	1,460,199	1,362,265	1,362,586
Early retirement cost	—	89	32	—	—
Benefits paid	(1,308,099)	(1,171,279)	(1,064,412)	(1,394,064)	(922,771)
Actuarial (gains)/losses	4,032,311	924,447	1,085,254	1,102,539	931,691
Others	20,132	24,232	1,327	—	(138,454)
Present value of the obligations at end of year	21,007,178	16,580,608	15,222,292	13,723,680	12,630,889

	Other Similar Obligations
Thousands of Reais	2012	2011	2010	2009	2008

Present value of the obligations at beginning of year	5,170,920	4,290,236	3,865,558	2,711,520	2,786,388
Changes in the scope of consolidation	—	—	—	—	291,755
Current service cost	20,090	—	—	14,483	23,776
Interest cost	526,079	445,405	424,157	307,459	311,758
Early retirement cost	—	(4,411)	1,026	—	1,633
Benefits paid	(292,145)	(220,030)	(177,674)	(178,875)	(157,266)
Actuarial (gains)/losses	1,710,072	633,116	132,301	1,010,971	(539,867)
Other	(101,346)	26,604	44,868	—	(6,657)
Present value of the obligations at end of year	7,033,670	5,170,920	4,290,236	3,865,558	2,711,520

The changes in the fair value of the plan assets were as follows:

	Post-Employment Plans
Thousands of Reais	2012	2011	2010	2009	2008

Fair value of plan assets at beginning of year	15,051,746	14,522,452	13,324,387	12,390,745	10,117,296
Changes in the scope of consolidation (1)	—	—	—	—	1,574,595
Expected return on plan assets	1,618,876	1,543,051	1,337,358	1,291,696	1,278,663
Actuarial gains/(losses)	2,275,468	(16,316)	778,074	684,445	230,194
Contributions	223,260	173,838	129,051	106,837	83,055
Of which:
By the Bank	203,520	153,744	108,501	84,495	67,513
By plan participants	19,740	20,094	20,550	22,341	15,542
Benefits paid	(1,308,099)	(1,171,279)	(1,051,854)	(1,149,336)	(893,058)
Exchange differences and other items	21,887	—	5,436	—	—
Fair value of plan assets at end of year	17,883,138	15,051,746	14,522,452	13,324,387	12,390,745

	Other Similar Obligations
Thousands of Reais	2012	2011	2010	2009	2008

Fair value of plan assets at beginning of year	4,535,896	4,142,589	3,683,450	2,897,569	2,782,114
Changes in the scope of consolidation (1)	—	—	—	—	93,401
Expected return on plan assets	487,154	469,625	390,579	277,461	304,244
Actuarial gains/(losses)	671,528	94,361	188,771	638,240	(169,057)
Contributions	70,598	64,878	58,833	42,751	41,487
Of which:
By the Bank	65,551	59,576	53,944	37,635	36,021
By plan participants	5,048	5,301	4,889	5,116	5,466
Benefits paid	(292,145)	(218,173)	(192,371)	(172,571)	(153,225)
Exchange differences and other items	—	(17,384)	13,327	—	(1,395)
Fair value of plan assets at end of year	5,473,031	4,535,896	4,142,589	3,683,450	2,897,569

(1) In 2008, refers mainly to Banco Real.

The experience adjustments arising from plan assets and liabilities are shown bellow:

	Post-Employment Plans
In thousand of reais	2012	2011	2010	2009	2008

Experience Adjustments in Net Assets	2,275,468	(16,316)	778,074	684,445	230,194
Experience Adjustments in Actuarial Liabilities	2,681,038	1,181,202	439,175	223,152	(180,135)

	Other Similar Obligations
In thousand of reais	2012	2011	2010	2009	2008

Experience Adjustments in Net Assets	671,528	94,361	188,771	638,240	(169,057)
Experience Adjustments in Actuarial Liabilities	1,409,141	447,397	(6,600)	282,858	(223,100)

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The amounts of actuarial obligation of defined benefit plans uninsured and defined benefit plans partially or totally covered are shown below:

In thousand of reais	2012	2011	2010

Defined benefit plans uninsured	890,234	769,150	628,138
Defined benefit plans partially or totally covered	27,150,615	20,982,378	18,884,390

In 2013 the Bank expects to make contributions to fund these obligations for amounts similar to those made in 2012.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2012	2011	2010	2009	2008

Equity instruments	2.80%	2.77%	5.05%	2.55%	5.47%
Debt instruments	93.40%	93.38%	92.91%	96.58%	92.85%
Properties	0.50%	0.50%	0.47%	0.12%	0.10%
Other	3.30%	3.36%	1.57%	0.75%	1.58%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The actual return on plan assets was R$5,057 (2011 - R$2,090).

The following table shows the estimated benefits payable at December 31, 2012 for the next ten years:

Thousands of Reais

2013	1,630,698
2014	1,701,901
2015	1,781,528
2016	1,863,748
2017 a 2022	13,002,193
Total	19,980,068

Presumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the effects as follows:

	Sensitivity
Thousands of Reais	(+) 1,0%	(-) 1,0%
Effect on current service cost and interest on actuarial liabilities	73	(67)
Effects on present value of obligation	2,180	(2,375)

d) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings involving civil, labor, tax and social security matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and on the opinion of the in-house and outside legal counsel. Banco Santander’s policy is to accrue the full amount of the potential risk of loss whose valuation is classified as probable. The statutory tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses with respect to judicial and administrative proceedings as follows:

d.1) Tax and Social Security Proceedings

The main lawsuits related to tax legal obligations, recorded in the line “Tax Liabilities - Current”, fully registered as obligation, are described below:

• PIS and Cofins - R$8,735,925 (2011 - R$6,833,010 and 2010 - R$5,119,731): The Bank and its subsidiaries filed lawsuits seeking to invalidate the provisions of Law 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

• Increase in CSLL tax rate - R$1,103,018 (2011 - R$979,938 and 2010 - R$848,734) — The Bank and its subsidiaries filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11,727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, new law established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

• CSLL - equal tax treatment - R$51,271 (2011 - R$49,314 and 2010 - R$278,194) - The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Tax on Services for Financial Institutions (ISS) - R$445,497 (2011 - R$542,443 and 2010 - R$473,371): The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as the rendering of services.

• Social Security Contribution (INSS) - R$349,855 (2011 - R$288,137 and 2010 - R$259,526): The Bank and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d.2) Labor Proceedings

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual for the business, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel, and the provisions are recognized based on such assessment of losses by the legal counsel.

d.3) Civil Proceedings

These contingencies are generally caused by: (1) lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including alleged effects of implementing various economic plans of the government, (2) actions arising from loan agreements, (3) enforcement actions, and (4) actions for compensation for damages. For civil lawsuits considered common and similar in nature, the provisions are recorded based on previous payments statistical average, and evaluating successful second legal evaluation. Lawsuits for other processes are determined individually according to the analysis applicable to the circumstances of each case.

The main lawsuits classified as probable loss are described below:

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual for the business, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover collective assessment, the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s. The Supreme Court is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government’s purge of five years. With this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. Still, in October 2011 the Supreme Court decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

d.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to judicial and administrative proceedings involving civil, labor, tax and social security matters assessed by the legal counsels as possible loss risk, which were not accrued as a provision.

Tax lawsuits classified as possible loss risk, totaled R$9.3 billion, including the following main lawsuits:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service of Brazil issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (“Santander DTVM”) and another tax assessment against the former Banco Santander Brasil S.A. The tax assessments refer to the collection of “CPMF” tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco Santander to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais — CARF). However this decision was reversed and a new appeal was introduced, which is subject to assessment. The Banco Santander Brasil S.A. was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of December 31, 2012 amounts related to these claims are approximately R$585 million each.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - The Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group. The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. Proceedings related to tax years 2003 to 2006 are ongoing and as of December 31, 2012 amounts related to this period are approximately R$141 million.

• Credit Losses - The Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services of Brazil claiming improper deduction of losses on loans on Income Tax of Legal Entities (IRPJ) and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of December 31, 2012 the amount related to this challenge is approximately R$344million.

• CSLL - Tax rate increase - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. On July 2012 the lawsuit was a final favorable decision.

• CSLL - Favorable and unappealable decision - The Bank challenged the Federal Revenue Services allegation of irregularities in certain CSLL tax payments, due to a final and non-appealable judgment cancelling the requirement of such CSLL taxes pursuant to Law 7,689/1988 and Law 7,787/1989. In January 2012 the risk was changed to remote loss because the thesis of prescription was accepted. As of December 31, 2012 amounts related to these actions are approximately R$165 million.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Social Security Contribution - Profit Sharing Payments (“PLR”) – The Bank and the subsidiaries are involved in administrative and judicial proceedings arising from infraction notices with respect to the collection of social security contribution on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with law. The Bank appealed against these charges, since  consider the tax treatment to be appropriate based on applicable law and the nature of the payments. As of December 31, 2012 amounts related to these proceedings totaled approximately R$302 million.

• IRPJ and CSLL - Capital Gain - The Brazilian Federal Revenue Service issued a tax assessment against Zurich Santander Brasil Seguros e Previdência S.A. (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 tax year, claiming that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34% tax rate instead of 15%. The assessment was appealed at the administrative level based on understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. Banco Santander is responsible for any adverse outcome in this process as a former controlling shareholder of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2012 the amount related to this proceeding is approximately R$223 million.

The labor lawsuits classified as possible loss risk totaled R$0.6 billion, excluding the lawsuit below:

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired by May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The Supreme Court rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the Supreme Court. The Regimental Appeal is an internal appeal filed with the Supreme Court itself, in order to refer the monocratic decision to a group of five ministers. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss risk totaled R$0.7 billion.

d.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$978,083, R$10,078 and R$3,233 (2011 - R$969,485, R$14,150 and R$9,052 and 2010 - R$455,841, R$30,764 and R$7,180), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed  these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

23. Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousands of Reais	2012	2011	2010

Operating profit before tax, net of profit sharing	5,510,751	8,910,536	9,996,503
Interest on capital (1)	(1,020,000)	(1,550,000)	(1,760,000)
Unrealized profits	(24,403)	(914)	(6,614)
Income before taxes	4,466,348	7,359,622	8,229,889
Rates (25% income and contribution tax and 15% social contribution tax)	(1,786,539)	(2,943,849)	(3,291,956)
PIS and COFINS (net of income and social contribution taxes) (2)	(1,143,825)	(1,037,570)	(856,107)
Permanent differences:
Equity in subsidiaries	29,329	21,686	17,577
Goodwill(3)	1,454,778	1,241,381	1,391,527
Exchange variation - foreign branches (4)	804,414	767,921	(196,941)
Adjustments:
Constitution of income and social contribution taxes on temporary differences	404,809	602,394	165,083
Effects of change in rate of social contribution taxes (5)	19,308	9,439	19,911
Other adjustments	166,253	183,915	136,977
Income and social contribution taxes	(51,473)	(1,154,683)	(2,613,929)
Of which:
Current tax	(2,822,084)	(2,732,999)	(2,501,876)
Deferred taxes	2,770,611	1,578,316	(112,053)
Taxes paid in the year	(2,137,965)	(1,932,317)	(1,043,419)

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

(3) The difference between the tax basis and accounting basis of goodwill on acquisition of Banco ABN Amro Real S.A. is a difference of a permanent nature and definitive, since the possibility of future use of resources to settle a tax liability is considered remote by the Administration in this case the possibility of loss on impairment or disposal only applies to the entity as a whole and according to the characteristics of the business combination performed, it is not possible to segregate and identify the business originally acquired. Therefore, amortization of goodwill tax creates a permanent differences and there is not record of the deferred tax liability (note 46).

(4) Permanent difference related to foreign currency exchange variation on investments abroad nontaxable/deductible.

(5) Effect of rate differences for the other non-financial corporations, which the social contribution tax rate is 9%.

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousands of Reais	2012	2011	2010

Operating profit before tax	5,510,751	8,910,536	9,996,503
Income tax	51,473	1,154,683	2,613,929
Effective tax rate (1)	0.93%	12.96%	26.15%

(1) In 2012, 2011 and 2010, considering the tax effect of the exchange variation over foreign branches and the economic hedge, accounted in the Gains (losses) on financial assets and liabilities (net) (note 35) the effective tax rate would have been 27.%, 23.5% and 23.2%, respectively.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousands of Reais	2012	2011	2010

Tax credited to equity	341,088	97,498	94,911
Measurement of available-for-sale securities	341,088	97,498	90,888
Measurement of cash flow hedges	—	—	4,023
Tax charged to equity	(1,417,759)	(852,474)	(692,881)
Measurement of available-for-sale securities	(1,611,935)	(845,109)	(681,097)
Measurement of cash flow hedges	194,176	(7,365)	(11,784)
Total	(1,076,671)	(754,976)	(597,970)

d) Deferred taxes

The detail of the balances of “Tax assets — Deferred” and “Tax liabilities — Deferred” is as follows:

Thousands of Reais	2012	2011	2010

Tax assets deferred	16,341,114	14,171,076	13,415,298
Of which:
Temporary differences (1)	13,386,884	12,121,076	11,211,372
Tax loss carryforwards	2,256,503	1,352,273	1,462,490
Social contribution taxes 18%	697,727	697,727	741,436
Tax offset	2,073	2,073	209,582
Total deferred tax assets	16,343,187	14,173,149	13,624,880

Tax liabilities	3,565,381	3,748,104	4,280,159
Of which:
Excess depreciation of leased assets	1,192,056	2,012,314	2,454,253
Adjustment to fair value of trading securities and derivatives	2,373,325	1,735,790	1,825,906
Total tax liabilities	3,565,381	3,748,104	4,280,159

(1) Temporary differences relate mainly to impairment losses on loans and receivables and provisions for judicial and administrative proceedings.

In 2012, were not recorded tax assets amounting R$566,383.

The changes in the balances of “Tax Assets — Deferred” and “Tax Liabilities — Deferred” in the last two years were as follows:

Thousands of Reais	Balances at December 31, 2011	Adjustment to Income	Valuation adjustments (1)	Acquisitions for the Year (Net of disposals)	Balances at December 31, 2012

Deferred tax assets	14,171,076	1,955,302	214,736	—	16,341,114
Temporary differences	12,121,076	1,051,072	214,736	—	13,386,884
Tax loss carryforwards	1,352,273	904,230	—	—	2,256,503
Social contribution taxes 18%	697,727	—	—	—	697,727
Deferred tax liabilities	3,748,104	(815,309)	632,586	—	3,565,381
Temporary differences	3,748,104	(815,309)	632,586	—	3,565,381
Total	10,422,972	2,770,611	(417,850)	—	12,775,733

Thousands of Reais	Balances at December 31, 2010	Adjustment to Income	Valuation adjustments (1)	Acquisitions for the Year (Net of disposals)	Balances at December 31, 2011

Deferred tax assets	13,415,298	827,601	(2,873)	(68,950)	14,171,076
Deferred tax liabilities	4,280,159	(707,006)	276,494	(101,543)	3,748,104
Total	9,135,139	1,534,607	(279,367)	32,593	10,422,972

Thousands of Reais	Balances at December 31, 2009	Adjustment to Income	Valuation adjustments (1)	Acquisitions for the Year (Net of disposals)	Balances at December 31, 2010

Deferred tax assets	13,617,159	212,960	(205,239)	—	13,624,880
Deferred tax liabilities	3,867,857	325,013	87,289	—	4,280,159
Total	9,749,302	(112,053)	(292,528)	—	9,344,721

(1) It relates to tax recognized in equity.

e) Expected realization of tax loss carryforwards

Year	Temporary differences	Tax loss carryforwards	Social contribution taxes 18%

2013	7,013,813	82,187	30,383
2014	2,931,655	1,172,110	203,566
2015	2,008,928	478,242	85,450
2016	369,066	491,132	267,097
2017	265,472	32,664	111,231
2018 to 2020	415,643	168	—
After 2020	382,307	—	—
Total	13,386,884	2,256,503	697,727

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

24. Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousands of Reais	2012	2011	2010

Accrued expenses and deferred income	1,966,435	1,930,290	1,646,121
Transactions in transit	912,034	695,880	411,426
Provision for share-based payment	210,822	158,543	86,568
Other	1,213,529	1,143,138	1,461,723
Total	4,302,820	3,927,851	3,605,838

25. Other Comprehensive Income

The balances of Valuation adjustments include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity stated in the Consolidated Statement of Changes in Equity and Consolidated Statements of Comprehensive Income until they are extinguished or realized, when they are recognized in the consolidated income statement. The amounts attributable to subsidiaries, investments in associates and joint ventures are presented, on a line by line basis, in the appropriate items based on their nature.

It should be noted that the consolidated Statements of Comprehensive Income includes the changes to Valuation adjustments as follows:

• Revaluation gains (losses): This includes the amount of the gains, net of losses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

• Amounts transferred to income statement: This includes the amount of the revaluation gains (losses) previously recognized in equity, even in the same year, which are subsequently recognized in the income statement.

• Amounts transferred to the initial carrying amount of hedged items: This includes the amount of the revaluation gains (losses) previously recognized in Equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

• Other transfers: This includes the amount of the transfers made in the year between the various valuation adjustment items.

In the Consolidated Statements of Comprehensive Income the amounts in “Valuation adjustments” are recognized gross, including the amount relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a) Available-for-sale financial assets

Valuation adjustments—Available-for-sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 6 and 7).

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments Available-for-sale financial assets at December 31, 2012, 2011 and 2010 is as follows:

	December 31, 2012				December 31, 2011
In thousand of reais	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt Instruments	2,291,874	(1,030,507)	1,261,367	30,400,250	1,993,581	(930,000)	1,063,581	31,858,187
Government debt securities	1,135,406	(514,195)	621,211	12,644,320	126,508	(173,363)	(46,855)	11,442,167
Private-sector debt securities

Equity instruments
Domestic	200,278	(314,217)	(113,939)	1,104,050	169,948	(226,475)	(56,527)	1,307,847

Of wich:
Listed	180,861	(281,419)	(100,558)	340,494	154,958	(194,040)	(39,082)	462,062
Unlisted	19,417	(32,798)	(13,381)	763,556	14,990	(32,435)	(17,445)	845,785

Total	3,627,558	(1,858,919)	1,768,639	44,148,620	2,290,037	(1,329,838)	960,199	44,608,201

	December 31, 2010
In thousand of reais	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt Instruments
Government debt securities	1,154,874	(157,107)	997,767	39,610,204
Private-sector debt securities	561,233	(706,786)	(145,553)	5,867,777

Equity instruments
Domestic	365,973	(268,590)	97,383	1,728,037

Of wich:
Listed	327,993	(268,590)	59,403	751,196
Unlisted	37,980	—	37,980	976,841

Total	2,082,080	(1,132,483)	949,597	47,206,019

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

At each reporting date, the Bank assesses whether there is any objective evidence indicating that the available-for-sale financial assets (debt securities and equity instruments) are impaired.

This assessment includes but is not limited to an analysis of the following information: i) the issuer’s economic and financial position, any default or late payments, issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer’s industry which might affect its ability to pay; iii) changes in the fair value of the security analyzed, and  analysis of the reasons of such changes—whether they are specific to the security or the result of the general uncertainty concerning the economy or the country—and iv) independent analysts’ reports and forecasts and other independent market information.

In the case of equity instruments, when the changes in the fair value of the equity instrument being evaluated are assessed, the duration and significance of the decline in its market price below cost is taken into account. Nevertheless, it should be noted that the Bank assesses, on a case-by-case basis each of the equity instruments that have incurred losses, and monitors the performance of their market prices, recognizing an impairment loss as soon as it is determined that the recoverable amount could be decreased.

If, after completing the above assessment, the Bank considers that the presence of one or more of these factors affect recovery of the cost of the financial asset, an impairment loss is recognized in the consolidated income statement for the amount of the loss in equity under Valuation adjustments. Also, where the Bank does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the financial asset is written down to its fair value.

b) Cash flow hedges

Valuation adjustments—Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see Note 8).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged items.

c) Hedges of net investments in foreign operations and Translation adjustments foreign investment

Valuation adjustments—Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (Note 8).

Valuation adjustments—Exchange differences includes the net amount of the differences arising on the translation to Reais of the balances of the consolidated entities whose functional currency is not the Reais (Note 2.a).

The Bank has recorded a transaction of investment hedge on its investment in Santander EFC, an independent subsidiary in Spain.” Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

26. Non-controlling interests

“Non-controlling interests” include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousands of Reais	2012	2011	2010

Agropecuária Tapirapé S.A.	—	—	67
Santander Leasing S.A. Arrendamento Mercantil	796	784	987
Santander Brasil Advisory Services S.A (4)	442	1,712	409
Brasil Foreign Diversified Payment Rights Finance Company	2	2	2
Santander Getnet Serviços para Meios de Pagamentos S.A. (1)	26,633	13,061	6,611
MS Participações Societárias S.A. (2)	—	3,401	—
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros (3)	221,387	—	—
Total	249,260	18,960	8,076

Profit attributable to non-controlling interests	10,618	7,928	481
Of which:
Agropecuária Tapirapé S.A.	—	—	3
Santander Leasing S.A. Arrendamento Mercantil	82	83	77
Santander Brasil Advisory Services S.A (4)	70	1,302	276
Santander Getnet Serviços para Meios de Pagamentos S.A. (1)	13,573	6,450	111
MS Participações Societárias S.A. (2)	(2,792)	93	—
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros (3)	(315)	—	—
Other companies	—	—	14

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

Thousands of Reais	2012	2011	2010

Balance at beginning of year	18,960	8,076	1,338
Inclusion of companies (1) (2) (3)	222,507	3,308	6,500
Dividends paid	(2,825)	(352)	(164)
Profit attributable to non-controlling interests	10,618	7,928	481
Others	—	—	(79)
Balance at end of year	249,260	18,960	8,076

(1) On January 14, 2010, the Bank signed the contractual and bylaw instruments with GetNet to explore, develop and market transaction capture and processing services involving credit and/or debit cards in the Brazilian market. Santander holds veto power in decisions related to business strategy also enables the Bank to Getnet the use of the branch network the Bank’s brand and marketing products, which among other factors determines the Bank’s control under the authority.

(2)  Refers to minority interests in MS Participações Societárias S.A.

(3) Refers to minority interests in Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros.

(4) On AGE held on August 26, 2011, was approved: (i) the change of name of Santander CHP S.A. to Santander Brasil Advisory Services S.A.; and (ii) changes of corporate purpose.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

27. Shareholders’ equity

a) Capital

The capital, fully subscribed and paid, is divided into registered shares in dematerialized form, no par value:

	Thousands of shares
	2012			2011
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	18,079,891	17,841,646	35,921,537	16,000,704	16,052,894	32,053,598
Foreign residents	194,761,841	168,360,739	363,122,580	196,841,028	170,149,491	366,990,519
Total shares	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treasury shares	(568,882)	(517,166)	(1,086,048)	(391,254)	(355,685)	(746,939)
Total outstanding	212,272,850	185,685,219	397,958,069	212,450,478	185,846,700	398,297,178

	Thousands of shares
	2010
	Common	Preferred	Total
Brazilian residents	38,084,679	36,130,149	74,214,828
Foreign residents	174,757,053	150,072,236	324,829,289
Total shares	212,841,732	186,202,385	399,044,117

On April 27, 2010, the Extraordinary Stockholders’ Meeting approved the proposal of capital increase amounting to R$22,130 thousand, without the issuance of new shares, through the incorporation of capital reserves, which was ratified by Bacen on June 24, 2010.

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Banco Santander.

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

	2012
	Thousands of	Reais per Thousand Shares / Units
	Reais	Common	Preferred	Units
Interest on capital (1) (4)	400,000	0.9600	1.0560	105.6001
Interim Dividends (2) (5)	490,000	1.1763	1.2939	129.3968
Intercalary Dividends (2) (4)	410,000	0.9842	1.0827	108.2708
Interest on capital (3) (4)	170,000	0.4081	0.4489	44.8927
Interim Dividends (6) (10)	350,000	0.8402	0.9243	92.4273
Intercalary Dividends (6) (9)	150,000	0.3601	0.3961	39.6117
Interest on capital (8) (9)	450,000	1.0804	1.1884	118.8399
Intercalary Dividends (7) (9)	250,000	0.6002	0.6602	66.0221
Total in December 31, 2012	2,670,000

(1) Established by the Board of Directors in March, 2012, Common Shares - R$0.8160, Preferred Shares - R$0.8976 and Units - R$89.7600, net of taxes.

(2) Established by the Board of Directors in June, 2012.

(3) Established by the Board of Directors in June, 2012, Common Shares - R$0.3469, Preferred Shares - R$0.3816 and Units - R$38.1589, net of taxes.

(4) The amount of interest on capital and intercalary dividends will be allocated entirely to the mandatory distribution of income for the year 2012 and was paid in August 29, 2012, without any compensation as monetary.

(5) The amount of interim dividends will be allocated entirely to the supplementary dividends for the year 2012 and was paid in August 29, 2012, without any compensation as monetary.

(6) Established by the Board of Directors in September, 2012.

(7) Established by the Board of Directors in December, 2012.

(8) Established by the Board of Directors in December, 2012, Common Shares - R$0.9183, Preferred Shares - R$1.01016 and Units - R$101.0139, net of taxes.

(9) The amount of the intercalary dividend and interest on capital will be fully imputed to the mandatory dividend for the year of 2012 and were paid from February 26, 2013, without any compensation to monetary.

(10) The amount of interim dividends, R$348,950 will be imputed to the mandatory dividend for the year of 2012 and R$1,050 will be allocated to the supplementary dividend for the year 2012 and both will be paid as of February 26, 2013, without any compensation to monetary.

	2011
	Thousands of	Reais per Thousand Shares / Units
	Reais (9)	Common	Preferred	Units
Interest on capital (1) (5) (9)	600,000	1.4366	1.5802	158.0216
Intercalary Dividends (2) (5)	273,840	0.6556	0.7212	72.1211
Intercalary Dividends (2) (5) (9)	476,160	1.1401	1.2541	125.4059
Interest on capital (3) (5) (9)	550,000	1.3168	1.4485	144.8532
Intercalary Dividends (4) (5) (9)	100,000	0.2394	0.2634	26.3369
Interest on capital (6) (8) (9)	400,000	0.9592	1.0551	105.5127
Intercalary Dividends (7) (8) (9)	775,000	1.8590	2.0449	204.4944
Total in December 31, 2011	3,175,000

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

(4) Established by Board of Directors in June, 2011.

(5) The amount of interest on capital and dividends intermediate / Intercalary was paid on August 29, 2011.

(6) Established by the Board of Directors in September, 2011, Common Shares - R$0.8153, and Preferred Shares - R$0.8969 and Units - R$89.6858, net of taxes.

(7) Established by Board of Directors in December 2011.

(8) The amount of interest on capital was paid on February 28, 2012.

(9) The amount of intercalary dividends and interest on capital was allocated entirely to the mandatory distribution of income for the year 2011.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2010
	Thousands of	Reais per Thousand Shares / Units
	Reais (9)	Common	Preferred	Units
Interest on capital (1) (4)	400,000	0.9577	1.0535	105.3477
Intercalary Dividends (2) (4)	500,000	1.1917	1.3168	131.6847
Interest on capital (3) (4)	400,000	0.9577	1.0535	105.3477
Interest on capital (5) (8)	530,000	1.2690	1.3959	139.5858
Interest on capital (6) (8)	430,000	1.0295	1.1325	113.2488
Intercalary Dividends (7) (8)	1,280,000	3.0647	3.3711	337.1128
Total in December 31, 2010	3,540,000

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

(9) The amount for to the Intercalary dividends and interest on capital are fully input into the mandatory dividends, recognized in income for the period ended December 31, 2010.

c) Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with Brazilian Corporate Law, 5% in transferred to the legal reserve, until it reaches 20% of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

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

d) Treasury shares

At the meeting held on August 24, 2012, the Board of Directors  approved the extension, for one more year, the buyback program certificate of deposit of shares (“Units”) approved on August 24, 2011 up to August 24, 2013.

The new Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure; (2) facilitate the payment of management, managerial employees and other employees of the Bank and companies under its control, in line with the Resolution of the CMN 3921, of November 25, 2010, pursuant to the Plan of Long-Term Incentive and (3) facilitate the management of risk arising the services rendered, by the Bank, of market maker  in Brazil of certain index funds, where the Units are included in the theoretical portfolio of reference such funds in accordance with applicable rules. Part of the Units repurchased will be used by the Bank to hedge against price fluctuation of securities that make up the benchmark, and should be bought and sold in accordance with the risk management policy of the Bank.

The Buyback Program will cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch, corresponding, on July 31, 2012, approximately 1.5% of the total share capital of the Bank, the same percentage of the previous program.

In 2012 was acquired 3,229,618 Units which held in treasury. The balance accumulated of treasury shares on December 31, 2012, amounting to 8,610,418 Units (December 31, 2011 — 5,380,800) equivalent to R$134,371 (December 31, 2011 — R$79,547). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$13.80, R$15.61 and R$18.52. In 2011 was acquired and held in treasury 1,732,900 ADRs, in the amount of R$36,191 (December 31, 2011 - R$33,221). The minimum, weighted average and maximum cost per ADR is US$10.21. The market value of these shares on December 31, 2012 was R$14.97 per Unit and US$7.28 per ADR.

Additionally, during the period of 12 months ended in December 31, 2012, treasury shares were traded, refer to the services of a market maker that resulted in a loss of R$41 (December 31, 2011 - gain of R$13), recorded directly in equity in capital reserves.

28. Earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Parent by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares held in the year. Diluted earnings per shares is computed in a similar way, including all the dilutive effects inherent to potential shares (share options).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Basic earnings per share - R$

	2012	2011	2010
Profit attributable to the Parent	5,448,660	7,747,925	7,382,093
Total net income available to controller for common equity owners	2,776,737	3,948,342	3,761,914
Total net income available to controller for preferred equity owners	2,671,923	3,799,583	3,620,179

Weighted average number of shares outstanding
Common shares	212,319,478	212,841,732	212,841,732
Preferred shares	185,727,487	186,202,385	186,202,385

Basic earnings per share - R$
Common shares	13.08	18.55	17.67
Preferred shares	14.39	20.41	19.44

Profit attributable to the Parent	5,448,660	7,747,925	7,382,093

Adjusted weighted average number of shares
Common shares	212,447,333	212,841,732	212,841,732
Preferred shares	185,843,719	186,202,385	186,202,385
Incremental shares from stock options granted under Stock Option Plan (ON)	127,856	—	—
Incremental shares from stock options granted under Stock Option Plan (PN)	116,232	—	—

Diluted earnings per share - R$
Common shares	13.07	18.55	17.67
Preferred shares	14.38	20.41	19.44

29. Operational Ratios

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

	Financial Consolidated (1)
Thousands of Reais	2012	2011	2010

Adjusted Tier I Regulatory Capital	65,213,301	64,759,590	64,428,741
Tier II Regulatory Capital	5,069,813	6,642,092	7,433,493
Adjusted Regulatory Capital (Tier I and II)	70,283,114	71,401,682	71,862,234
Required Regulatory Capital	37,131,442	31,701,580	27,799,273
Adjusted Portion of Credit Risk (2)	32,409,974	28,761,446	25,630,512
Market Risk Portions (3)	2,951,238	1,219,396	706,803
Operational Risk Portion	1,770,230	1,720,738	1,461,958
Basel II Ratio (4)	20.8%	24.8%	28.4%

(1) Amounts calculated based on the consolidated information of the financial institutions (Financial Conglomerate).

(2) For the portfolio of individuals, the Central Bank Letter 3.515 of December 3,2010, introduced the risk weighting of 150% for lending operations over 24 months, allowing some exceptions given the type of operation, maturity and guarantees related.  However, in November 11, 2011, the Central Bank annulled the Letter 3.515 and published Letter 3.563 which requires the application of the 150% funding for the financial operations of vehicles, reduces the risk weight for credit contracted consigned up to July 2011 from 150% to 75% or 100%  and raises the risk weighting of 300% of the payroll loans and personal loans with no specific purpose with a term over 60 months, contracted as of November 14, 2011.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

(4) Excluding the effect of goodwill on the merger of  shares in Banco ABN AMRO Real S.A. (Banco Real) and AAB Dois Par, the Basel ratio is 17.7% (2011 - 20.2% and 2010 — 22.4%).

Banco Santander, according to Bacen Circular 3,477/2009, will publish information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br\ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On December 31, 2012, 2011 and 2010, Banco Santander classifies for said index.

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

The breakdown of the main interest and similar income items earned in 2012, 2011 and 2010 is as follows:

Thousands of Reais	2012	2011	2010

Cash and balances with the Brazilian Central Bank	5,731,269	6,297,438	3,589,924
Loans and amounts due from credit institutions	1,042,090	1,219,218	1,397,840
Loans and advances to customers	38,735,467	35,397,614	29,290,024
Debt instruments	6,081,759	8,084,155	6,442,288
Pension plans (Note 22.b)	—	55,103	—
Other interest	1,070,097	682,552	189,128
Total	52,660,682	51,736,080	40,909,204

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

The breakdown of the main items of interest expense and similar charges accrued in 2012, 2011 and 2010 is as follows:

Thousands of Reais	2012	2011	2010

Deposits from credit institutions	1,585,375	2,006,136	1,146,688
Customer deposits	13,494,019	16,494,482	12,773,546
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	3,662,370	3,226,644	1,212,962
Subordinated liabilities (note 19)	1,010,807	1,213,239	999,423
Pensions (note 22.b)	188,028	145,181	156,419
Other interest	1,028,213	748,634	525,088
Total	20,968,812	23,834,316	16,814,126

32. Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2012	2011	2010

Equity instruments classified as:
Financial assets held for trading	16,064	5,187	9,762
Available-for-sale financial assets	16,653	88,540	41,959
Other financial instruments at fair value through profit or loss	61,019	—	—
Total	93,736	93,727	51,721

33. Fee and commission income

“Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2012	2011	2010

Collection and payment services:
Bills	417,793	374,103	384,942
Demand accounts	1,683,885	1,624,466	1,600,182
Cards	2,794,822	1,940,239	1,322,444
Checks and other	594,172	606,142	597,102
Orders	265,221	223,354	233,100
Total	5,755,893	4,768,304	4,137,770

Marketing of non-banking financial products:
Investment funds	1,181,518	1,189,527	1,108,586
Insurance	1,379,626	1,273,137	992,088
Capitalization	280,101	266,620	238,777
Total	2,841,245	2,729,284	2,339,451

Securities services:
Securities underwriting and placement	207,893	272,714	374,368
Securities trading	120,457	101,104	136,916
Administration and custody	97,395	102,603	109,353
Asset management	2,182	2,963	2,932
Total	427,927	479,384	623,569

Other:
Foreign exchange	326,542	351,768	310,311
Financial guarantees	255,544	232,688	248,127
Other fees and commissions	147,260	207,742	174,065
Total	729,346	792,198	732,503

Total	9,754,411	8,769,170	7,833,293

34. Fee and commission expense

“Fee and commission expense” shows the amount of all fees and commissions paid or payable by the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2012	2011	2010

Fees and commissions assigned to third parties	1,376,331	1,015,786	660,802
Of which: Credit cards	1,187,134	834,412	463,391
Other fees and commissions (1)	624,654	413,886	336,983
Total	2,000,985	1,429,672	997,785

(1) Refers mainly to expenditure on services of the financial system.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

35. Gains (losses) on financial assets and liabilities (net)

Gains (losses) on financial assets and liabilities (net) includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses derived from the sale and purchase thereof.

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousands of Reais	2012	2011	2010

Held for trading (1)	(1,456,274)	(902,167)	1,159,058
Other financial instruments at fair value through profit or loss (2)	238,208	57,039	(26,828)
Financial instruments not measured at fair value through profit or loss	655,983	705,279	254,162
Of which: Available-for-sale financial assets
Debt instruments	592,955	452,972	31,397
Equity instruments	63,028	256,694	204,592
Hedging derivatives and other	13,877	26,190	71,758
Total	(548,206)	(113,659)	1,458,150

(1) Includes the economic hedge of the Bank’s position in Cayman, which is a non-autonomous subsidiary (note 23).

(2) Includes the net gain arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Bank manages its risk in these instruments on a global basis.

36. Exchange differences (net)

“Exchange differences (net)” shows the gains or losses on foreign currency transactions, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

37. Other operating income (expense)

The breakdown of “Other operating income (expense)” is as follows:

Thousands of Reais	2012	2011	2010

Profit from insurance contracts	—	432,135	311,835
Of which:
Income from insurance contracts	—	4,132,663	6,830,524
Expense from insurance contracts	—	(3,700,528)	(6,518,689)
Other operating income	395,670	539,737	148,337
Other operating expense	(832,870)	(1,167,571)	(642,970)
Contributions to fund guarantee of credit - FGC	(187,791)	(183,719)	(165,201)
Total	(624,991)	(379,418)	(347,999)

38. Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousands of Reais	2012	2011	2010

Wages and salaries	4,318,499	4,191,813	3,731,340
Social security costs	1,190,899	1,091,585	993,971
Benefits	984,755	865,517	791,361
Defined benefit pension plans (note 22.b)	42,798	19,460	16,212
Contributions to defined contribution pension plans	65,062	55,425	49,641
Share-based compensation	129,441	95,689	90,461
Training	140,704	115,725	92,974
Other personnel expenses	254,628	208,517	160,216
Total	7,126,786	6,643,731	5,926,176

b) Share-Based Compensation

Banco Santander has long-term compensation plans linked to the market price of the shares. The members of the Executive Board and other key employees of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the members of the Board of Directors to be eligible, it is necessary to exercise Executive Board functions.

b.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates -  Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On 25 October 2011, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares (“Units”) to certain directors and Managerial level employees of the Company and companies under its control.

The characteristic of each plan are:

SOP Plan: It is a 3 year Stock Option Plan by which new shares of the Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date of each unit.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Long-Term Incentive Plan - SOP 2014: It is a 3 year Stock Option Plan. The period for exercise begins on June 30, 2014 until June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Company: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Company during the term of the Plan to acquire a position to exercise the corresponding Units.

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

b.1.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology’s, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

Total Shareholder Return (TSR) rank	SOP, PI12 - PSP and PI13 - PSP Plans and PI14 - PSP(1)	SOP 2014 (2) % of Exercisable Shares
1st	50%	100%
2nd	35%	75%
3th	25%	50%
4th	0%	25%

(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.

(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value the following premises was used:

	PI14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial	Binomial
Volatility	57.37%	57.37%	57.37%
Probability of Occurrence	37.81%	38.58%	43.11%
Risk-Free Rate	10.50%	10.50%	11.18%

	SOP 2014		SOP plan
Method of Assessment	Black&Scholes		Binomial
Volatility	40.00%		57.37%
Rate of Dividends	3.00%		5.43%
Vesting Period	2 years		2,72 years
Average Exercise Time	5 years		3,72 years
Risk-Free Rate	10.50%		11.18%
Probability of Occurrence	71.26%		43.11%
Fair Value of the Option Shares	R$	6,45	R$	7,19

The average value of shares SANB11 in the end of the year is R$14.93 (2011 - R$14.96 and 2010 - R$21.90).

On 2012, daily pro-rata expenses amounting R$44,917 (2011 - R$13,153 and 2010 - R$20,976), relating to the SOP plan and R$12,616 (2011 - R$15,910 and 2010 - R$6,525) relating to the PSP plan. Also recorded in the period a gain with the movement of the market value of the share of the PSP Plan in the amount of R$2,361 as “Gains (losses) on financial assets and liabilities (net) - Others”.

					Date of
					Commencement	Expiration
	Number of	Exercise			of Exercise	Date of Exercise
	Shares	Price in Reais	Year Granted	Employees	Period	Period
Balance on December 31, 2009	—
Granted SOP options	15,500,000	23.50	2010	Managers	02/03/10	06/30/14
Granted PSP options	1,471,475	—	2010	Managers	02/03/10	06/30/12
Cancelled SOP options	(2,877,141)	23.50	2010	Managers	02/03/10	06/30/14
Cancelled PSP options	(179,802)	—	2010	Managers	02/03/10	06/30/12
Final Balance on December 31, 2010	13,914,532
Cancelled PI12 - PSP options	(106,718)	—	2010	Managers	02/03/10	6/30/2012
Cancelled PI12 - SOP options	40,479	23.50	2010	Managers	02/03/10	6/30/2014
Granted PI13 - PSP options	1,498,700	—	2011	Managers	02/03/10	6/30/2013
Cancelled PI13 - PSP options	(130,493)	—	2011	Managers	02/03/10	6/30/2013
Granted SOP 2014 options	14,450,000	14.31	2011	Managers	10/26/11	12/31/2013
Final Balance on December 31, 2011	29,666,500
Cancelled PI12 - PSP options	(698,103)	—	2010	Managers	02/03/10	06/30/12
Exercised (PI12 - PSP)	(486,852)	—	2010	Managers	02/03/10	06/30/12
Cancelled PI12 - PSP options	(7,759,571)	23.50	2010	Managers	02/03/10	06/30/14
Cancelled PI13 - PSP options	(72,209)	—	2011	Managers	02/03/10	06/30/13
Granted PI14 - PSP options	1,910,000	—	2012	Managers	05/29/12	06/30/14
Cancelled PI14 - PSP options	(106,226)	—	2012	Managers	05/29/12	06/30/14
Cancelled SOP 2014	(2,393,163)	14.31	2011	Managers	10/26/11	12/31/13
Granted SOP 2014	5,855,000	14.31	2012	Managers	10/26/11	12/31/13
Final Balance on December 31, 2012	25,915,376
SOP	4,903,767	23.50	2010	Managers	02/03/10	06/30/14
PI12 - PSP	—	—	2010	Managers	02/03/10	06/30/12
PI14 - PSP	1,803,774	—	2012	Managers	05/29/12	06/30/14
SOP 2014	17,911,837	14.31	2011	Managers	10/26/11	12/31/13
Total	24,619,378

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b.2) Global Program

Long-Term Incentive Policy

The Board of Directors’ of Santander Spain approved in a meeting held on March 26, 2008, the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander’s executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives identified by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the grantees. The first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/Plan I11/Plan I12/Plan I13 and Plan l14). Therefore since 2009 a new cycle beginnings and the closure of a previous cycle. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan.

For each cycle is set a maximum number of shares for each grantee who continued working at Grupo Santander Spain during the plan. The objectives whose fulfillment determine the number of shares distributed are defined by comparing the performance of Grupo Santander Spain in relation to a Reference Group (financial institutions) and are related to two parameters: RTA and growth in Earnings / Benefit for Action (BPA).

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of actions relate just one performance condition, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

It was assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI10	PI11	PI12	PI13	PI14

Expected volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual dividend yield based on last five years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free interest rate (Treasury Bond yield —zero coupon) over the period of the plan	4.50%	4.84%	2.04%	3.33%	4.07%

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

	Number of Shares	Granted Year	Employees	Data of Commencement of Exercise Period	Data of Expiry of Exercise Period
Final Balance on December 31, 2009	4,009,594
Exercised Options (PI10)	(1,161,014)	2007	Managers	06/23/07	07/31/10
Cancelled Options (PI10)	(82,341)	2007	Managers	06/23/07	07/31/10
Granted Options (PI12)	86,198	2009	Managers	06/19/09	07/31/12
Granted Options (PI13)	597,811	2010	Managers	07/01/10	07/31/13
Final Balance on December 31, 2010	3,450,248
Exercised Options (PI11)	(1,783,945)	2008	Managers	06/21/08	07/31/11
Cancelled Options (PI11)	(527,286)	2008	Managers	06/21/08	07/31/11
Granted Options (PI14)	531,684	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2011	1,670,701
Exercised Options (PI11)	(137,299)	2009	Managers	06/19/09	07/31/12
Cancelled Options (PI11)	(403,907)	2009	Managers	06/19/09	07/31/12
Cancelled Options (PI14)	(59,373)	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2012	1,070,122
Plan I12	—	2009	Managers	06/19/09	07/31/12
Plan I13	597,811	2010	Managers	07/01/10	07/31/13
Plan I14	472,311	2011	Managers	07/01/11	07/31/14
Total	1,070,122

On 2012, pro rata expenses were recognized in the amount of R$5,316 (2011 - R$10,147 and 2010 - R$14,393), related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans. In 2010, include the pro rata expenses for PI10, which had its last cycle closed in July 2010. Expenses related to these plans are recognized in “Other liabilities - Provision for share-based payment” because they are settled in cash (note 24).

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b.3) Share-Based Bonus

The Annual Shareholders’ Meeting of Banco Santander Spain, held on June 11, 2010, approved the new policy for executive compensation through a share-based bonus plan effective for all the companies of the Group, including Santander Brasil. This new policy, subject to adjustments applicable to Santander Brasil, were approved by Appointment and Compensation Committee and Board of Directors at the meeting held on February 2, 2011.

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

The payment of share-based bonus is within the limits of the overall management compensation approved by Banco Santander’s Annual Shareholders’ Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was be subject to resolution of the ordinary general meeting February 7, 2012.

This proposal are certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On the year ended on December 31, 2012, was recorded expense amounting R$67,050 (2011- R$56,479).

b) Collective unsupervised - Statutory Directors - not part of the Statutory Directors’ Collective Supervised “, the amount deferred will be paid 100% in cash tied to the future performance of the Units” SANB11”. On the year ended on December 31, 2012, there were credits in the amount of R$1,930 (in 2011, no expenses was recorded) regarding the provision of the plan, and was recorded the oscillation of the share market value of the plan in the amount of R$985 as personal expenses.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 120% of CDI. On the year ended on December 31, 2012, there were expense of R$1,472 (in 2011, no expenses was recorded).

On December 19, 2012, the Board of Directors approved the proposed new Incentive Plan (deferral) for payment of variable remuneration of directors and certain employees, which will be subject to approval of the Extraordinary General Meeting on February 15, 2013.

In this proposal are certain requirements for future deferred payment of a portion of the variable remuneration due to its managers and other employees, considering the long-term sustainable financial foundations and adjustments in future payments depending on the risks assumed and fluctuations in the cost of capital.

The plan is divided into 2 programs:

• Statutory and Executive Officers - Directors and Statutory Directors that take significant risks in the Bank and in charge of the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in Units “SANB11”;

• Unsupervised Collective (Employees) - Employees at management level and other employees of the organization who will be benefited by the deferral plan. The deferred amount will be 100% in cash, indexed to 110% of CDI.

39. Other administrative expenses

a) Breakdown

The breakdown of the balance of this item is as follows:

Thousands of Reais	2012	2011	2010

Property, fixtures and supplies	1,171,071	1,087,222	965,633
Technology and systems	1,074,557	1,006,015	888,922
Advertising	499,056	493,630	421,643
Communications	573,540	566,083	554,713
Per diems and travel expenses	174,667	174,166	150,875
Taxes other than income tax	65,374	58,633	88,833
Surveillance and cash courier services	563,886	521,462	513,325
Insurance premiums	12,003	10,234	8,811
Specialized and technical services	1,720,080	1,563,545	1,504,306
Technical reports	377,435	363,525	380,866
Others specialized and technical services	1,342,645	1,200,020	1,123,440
Other administrative expenses	222,628	247,911	207,365
Total	6,076,862	5,728,901	5,304,426

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I) to their respective auditors, the detail being as follows:

Thousands of Reais	2012	2011	2010

Audit of the annual financial statements and audit related services of the companies audited by Deloitte (constant scope of consolidation)	11,135	8,828	9,054

Services provided by others audit firms totaled R$3.7 million (2011 - R$5.4 million and 2010 - R$15.0 million).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

40. Gains (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance of this item is as follows:

Thousands of Reais	2012	2011	2010

Gains	501,274	6,759	341
On disposal of tangible assets (1)	352,782	6,759	229
On disposal of investments (2)	148,492	—	112
Losses	(268)	(1,439)	(59,527)
On disposal of tangible assets	(268)	(1,439)	(260)
On disposal of investments	—	—	(59,267)
Total	501,006	5,320	(59,186)

(1)  In 2012, includes R$334,593 related to the gain on sale of property for Fundo Imobiliário. This fund has administration and management by third parties.

(2)  In 2012, includes R$148,492 related to the capital variation in the percentage of participation of the bank by the segregation of the equity investments of temporary nature (private equity), investments in related business services complementary to banking services (Appendix 1).

41. Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations

It refers basically to the result on disposal of property received in the processes of recovery of loans to customers and the provision of the recoverable value of these assets. In 2011, includes R$424,292 gain on sale of Zurich Santander Brasil Seguros e Previdência S.A (note 3.b). In 2010, includes R$106,827 of gain on sale of office buildings, mainly related to the move to new headquarter.

42. Other disclosures

a) Guarantees and commitments

The Bank provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. The following table summarizes at December 31, 2012, 2011 and 2010 all of the guarantees.

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

Thousands of Reais	2012	2011	2010

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other sureties	27,117,592	21,871,792	22,122,410
Financial guarantees	25,481,319	17,818,624	18,117,260
Performance guarantees	280,755	910,655	907,676
Financial letters of credit	1,019,623	2,213,135	2,823,715
Other	335,895	929,378	273,759
Other contingent exposures	945,555	700,160	440,702
Documentary Credits	945,555	700,160	440,702
Total Contingent Liabilities	28,063,147	22,571,952	22,563,112

Commitments
Loan commitments drawable by third parties (1)	106,754,302	98,552,891	93,472,343
Total Commitments	106,754,302	98,552,891	93,472,343

Total	134,817,449	121,124,843	116,035,455

(1) Includes the approved limits and unused overdraft, credit card and others.

Financial guarantees are provided to our clients in respect of their obligations to third parties. We have the right to seek reimbursement from our clients for any amount we shall have to pay under such guarantee. Additionally, we may hold cash or other highly liquid collateral for these guarantees. These guarantees are subject to the same credit evaluation performed on the origination of loans.

We expect many of these guarantees to expire without the need to disburse any cash. Therefore, in the ordinary course of business, we expect that these guarantees will have virtually no impact on our liquidity.

Performance guarantees are issued to guaranteed customers obligations such as to make contractually specified investments, to supply specified products, commodities, or maintenance or warranty services to a third party, completion of projects in accordance with contract terms, etc. Financial standby letters of credit include guarantees of payment of loans, credit facilities, promissory notes and trade acceptances. The Bank always requires collateral to grant this kind of financial guarantees. In Documentary Credits, the Bank acts as a payment intermediary between trading companies located in different countries (import-export transactions). Under a documentary credit transaction, the parties involved deal with the documents rather than the commodities to which the documents may relate. Usually the traded commodities are used as collateral to the transaction and the Bank may provide some credit facilities. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. Credit card lines are unconditionally cancelable by the issuer. Commercial commitments are mostly 1 year facilities subject to information requirements to be provided by our customers.

The risk criteria followed to issue all kinds of guarantees, financial standby letters of credit, documentary credits and any risks of signature are in general the same as those used for other products of credit risk, and therefore subject to the same admission and monitoring standards. The guarantees granted on behalf of our customers are subject to the same credit quality review process as any other risk product. On a regular basis, at least once a year, the solvency of the mentioned customers is checked as well as the probability of those guarantees to be executed. In case that any doubt on the customer’s solvency may arise we create allowances with charge to net income, by the amount of the inherent losses even if there is no claim to us.

The provision for losses on the non-recovery guarantees and other securities (Note 9.c) is recorded as “Impairment losses on financial assets (net)” on consolidated income statement and its calculation is described in note 2.h.

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$131,955 (2011 - R$76,324 and 2010 - R$80,056).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

Thousands of Reais	2012	2011	2010

Investment funds	104,461,015	104,877,454	102,516,308
Assets under management	9,393,269	8,144,334	8,822,049
Total	113,854,284	113,021,788	111,338,357

c) Third-party securities held in custody

At December 31, 2012, the Bank held in custody debt securities and equity instruments totaling R$79,719,901 (2011 - R$122,198,361 and 2010 - R$194,063,773) entrusted to it by third parties.

d) Residual maturity periods and Average interest rates

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

	2012
	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate

Assets:
Cash and balances with the Brazilian Central Bank	38,198,101	10,205,643	7,131,496	—	—	—	55,535,240	7.3%
Debt instruments	—	5,607,527	6,430,543	19,424,651	36,226,923	2,395,434	70,085,078	9.6%
Equity instruments	2,631,705	—	—	—	—	—	2,631,705
Loans and amounts due from credit institutions	10,578,691	7,475,012	3,585,485	1,260,606	—	7,018,403	29,918,197	7.3%
Loans and advances to customer, gross	9,532,378	57,727,291	55,012,123	51,713,899	12,465,248	24,289,730	210,740,669	20.9%
Total	60,940,875	81,015,473	72,159,647	72,399,156	48,692,171	33,703,567	368,910,889	15.5%

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions	434,853	14,418,896	13,719,558	4,663,551	777,383	1,059,385	35,073,626	8.4%
Customer deposits	41,094,568	39,996,790	20,421,839	63,229,707	17,608,936	6,243,090	188,594,930	7.3%
Marketable debt securities	—	10,833,946	20,715,152	16,817,641	5,621,656	23,623	54,012,018	7.3%
Subordinated liabilities	—	721,196	3,006,549	2,336,613	5,587,196	267,597	11,919,151	8.7%
Other financial liabilities	254,666	16,795,033	61,924	264,858	—	—	17,376,481
Total	41,784,087	82,765,861	57,925,022	87,312,370	29,595,171	7,593,695	306,976,206	7.5%

Difference (assets less liabilities)	19,156,788	(1,750,388)	14,234,625	(14,913,214)	19,097,000	26,109,872	61,934,683

	2011
	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate

Assets:
Cash and balances with the Brazilian Central Bank	48,330,086	10,073,723	7,534,194	—	—	—	65,938,003	11.3%
Debt instruments	—	6,498,289	5,795,261	25,972,025	12,507,634	18,118,048	68,891,257	11.0%
Equity instruments	2,130,575	—	—	—	—	—	2,130,575
Loans and amounts due from credit institutions	5,731,172	2,309,372	2,199,399	1,189,022	1,919,282	6,341,427	19,689,674	9.7%
Loans and advances to customer, gross	10,113,580	44,546,345	59,788,958	52,036,749	19,390,744	8,308,061	194,184,437	23.7%
Total	66,305,413	63,427,729	75,317,812	79,197,796	33,817,660	32,767,536	350,833,946	17.9%

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions	618,585	29,430,719	12,555,672	6,923,632	1,043,065	955,348	51,527,021	9.2%
Customer deposits	37,035,145	40,490,745	19,044,846	56,390,445	15,123,854	6,388,856	174,473,891	9.6%
Marketable debt securities	—	3,389,679	16,130,779	15,781,068	3,204,393	84,504	38,590,423	8.8%
Subordinated liabilities	—	—	—	5,402,364	5,269,434	236,546	10,908,344	11.2%
Other financial liabilities	176,974	15,461,434	45,819	267,780	—	—	15,952,007
Total	37,830,704	88,772,577	47,777,116	84,765,289	24,640,746	7,665,254	291,451,686	9.5%

Difference (assets less liabilities)	28,474,709	(25,344,848)	27,540,696	(5,567,493)	9,176,914	25,102,282	59,382,260

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2010
	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate

Assets:
Cash and balances with the Brazilian Central Bank	44,343,701	7,966,178	4,490,272	—	—	—	56,800,151	11.0%
Debt instruments	—	6,705,785	3,455,031	36,393,309	6,947,815	8,754,287	62,256,227	11.5%
Equity instruments	22,435,327	—	—	—	—	—	22,435,327
Loans and amounts due from credit institutions	5,735,109	1,747,182	2,319,266	946,794	3,716,619	8,533,246	22,998,216	6.7%
Loans and advances to customer, gross	9,744,791	37,616,374	51,095,094	45,347,623	10,536,509	6,217,932	160,558,323	21.3%
Total	82,258,928	54,035,519	61,359,663	82,687,726	21,200,943	23,505,465	325,048,244	15.1%

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions	856,322	19,304,849	10,358,095	10,669,471	524,889	677,946	42,391,572	6.0%
Customer deposits	46,603,707	28,910,116	26,300,047	58,599,472	4,401,853	3,134,006	167,949,201	9.7%
Marketable debt securities	—	3,194,214	6,446,755	7,422,491	2,482,347	540,838	20,086,645	10.4%
Subordinated liabilities	—	—	—	3,010,208	1,902,811	4,782,086	9,695,105	10.9%
Other financial liabilities	2,432,612	10,608,134	20,440	157,062	—	—	13,218,248
Total	49,892,641	62,017,313	43,125,337	79,858,704	9,311,900	9,134,876	253,340,771	9.2%

Difference (assets less liabilities)	32,366,287	(7,981,794)	18,234,326	2,829,022	11,889,043	14,370,589	71,707,473

e) Equivalent Reais value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	2012		2011		2010
Equivalent Value in Thousands of Reais	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and balances with the Brazilian Central Bank	109,310	—	71,341	—	66,065	—
Financial assets/liabilities held for trading	1,025,541	1,609,662	1,441,332	1,370,402	1,127,863	1,050,380
Available-for-sale financial assets	406,900	—	701,636	—	1,057,000	—
Loans and receivables	12,902,249	—	22,060,787	—	21,437,906	—
Financial liabilities at amortized cost	—	30,434,449	—	27,087,602	—	22,926,205
Total	14,444,000	32,044,111	24,275,096	28,458,004	23,688,834	23,976,585

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

i) Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial assets measured at other than fair value and their respective fair values at year-end:

	2012		2011		2010
Thousands of Reais	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets
Loans and receivables:
Loans and amounts due from credit institutions (note 5)	29,913,132	29,906,104	19,628,861	19,535,160	22,658,520	22,658,520
Loans and advances to customers (note 9)	196,774,297	196,774,301	183,066,268	183,202,428	151,366,561	151,536,439
Debt instruments (note 6)	269,612	269,612	62,062	58,043	81,444	87,208
Total	226,957,041	226,950,017	202,757,191	202,795,631	174,106,525	174,282,167

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial liabilities measured at other than fair value and their respective fair values at year-end:

	2012		2011		2010
Thousands of Reais	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Liabilities
Financial liabilities at amortized cost:
Deposits from credit institutions (note 16)	35,073,626	35,073,722	51,527,021	51,524,429	42,391,572	42,391,572
Customer deposits (note 17) (*)	188,594,930	188,626,476	174,473,891	174,496,664	167,949,201	167,953,896
Marketable debt securities (note 18)	54,012,018	54,857,848	38,590,423	38,564,263	20,086,645	20,054,667
Subordinated liabilities (note 19)	11,919,151	12,115,792	10,908,344	10,908,344	9,695,105	9,695,105
Other financial liabilities (note 20)	17,376,481	17,376,481	15,952,007	15,952,007	13,218,248	13,218,248
Total	306,976,206	308,050,319	291,451,686	291,445,707	253,340,771	253,313,488

(*)  For these purposes, the fair value of customer demand deposits, which are included within customer deposits, are taken to be the same as their carrying amount.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The methods and assumptions to estimate the fair value are defined below:

• Short-term investments - The short-term investments includes the interbank deposits and the repurchase agreements. The carrying amount is approximated to the fair value.

• Loans operations — Fair value are estimated for groups of loans with similar characteristics.  The fair value was measured by discounting estimated cash flow using the interest rate of new contracts.

• Deposits — The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

• Long-term loans — The fair value of long-term loans were estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

g) Other Obligations

The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases. Total future minimum payments of non-cancelable operating leases as of December 31, 2012 is R$2,373,881, of which R$606,154 up to 1 year, R$1,511,332 from 1 year to up to 5 years and R$256,395 after 5 years. Additionally, Banco Santander has contracts with no specified lease end-date with aggregate monthly rent of R$2,262. Payment of operating leases recognized as expenses were R$620,542 at the year.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Índice Geral de Preços do Mercado (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, as contractual clauses and legislation.

h) Obligation offset and settlement agreements

Obligation offset and settlement agreements - Resolution CMN 3.263/2005  — The Bank has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with the Bank, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Bank with the counterparty.

i) Contingent assets

On December 31, 2012, 2011 and 2010 no contingent assets were accounted.

j) Statements of value added

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

Thousands of Reais	2012		2011		2010
Interest and similar income	52,660,682		51,736,080		40,909,204
Net fee and commission income	7,753,426		7,339,498		6,835,508
Impairment losses on financial assets (net)	(16,475,615)		(9,381,549)		(8,233,810)
Other income and expense	(2,459,152)		(3,130,081)		(255,603)
Interest expense and similar charges	(20,968,812)		(23,834,316)		(16,814,126)
Third-party input	(5,432,011)		(5,167,970)		(4,770,667)
Materials, energy and others	(553,242)		(546,277)		(500,107)
Third-party services	(4,431,119)		(4,150,735)		(3,882,909)
Impairment of assets	(38,352)		(38,646)		(20,600)
Other	(409,298)		(432,312)		(367,051)
Gross added value	15,078,518		17,561,662		17,670,506
Retention
Depreciation and amortization	(1,831,100)		(1,462,034)		(1,237,410)
Added value produced	13,247,418		16,099,628		16,433,096
Added value received from transfer
Investments in affiliates and subsidiaries	73,322		54,216		43,942
Added value to distribute	13,320,740		16,153,844		16,477,038
Added value distribution
Employee	6,239,564	46.8%	5,834,152	36.1%	5,176,648	31.4%
Compensation	4,315,936		4,277,370		3,807,526
Benefits	1,097,942		950,534		871,489
Government severance indemnity funds for employees - FGTS	332,192		319,947		285,373
Other	493,494		286,301		212,260
Taxes	1,004,069	7.5%	2,022,895	12.5%	3,452,290	21.0%
Federal	949,740		1,971,487		3,406,285
State	1,005		879		656
Municipal	53,324		50,529		45,349
Compensation of third-party capital - rental	617,829	4.6%	540,944	3.3%	465,526	2.8%
Remuneration of interest on capital	5,459,278	41.0%	7,755,853	48.0%	7,382,574	44.8%
Dividends and interest on capital	2,178,950		2,901,160		3,540,000
Profit Reinvestment	3,269,710		4,846,765		3,842,093
Profit (loss) attributable to non-controlling interests	10,618		7,928		481

Total	13,320,740	100.0%	16,153,844	100.0%	16,477,038	100.0%

43. Operating segments

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information are available.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Based on these guidelines the Bank has identified the following operating segments:

• Commercial Banking,

• Global Wholesale Banking,

• Asset Management and Insurance.

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

The income statements and other significant data are as follows:

	2012
Thousands of Reais (Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total
NET INTEREST INCOME	29,308,392	2,286,758	96,720	31,691,870
Income from equity instruments	93,736	—	—	93,736
Income from companies accounted for by the equity method	73,322	—	—	73,322
Net fee and commission income	6,674,537	731,898	346,991	7,753,426
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(654,220)	478,627	5,419	(170,174)
Other operating income (expense)	(636,655)	(23,833)	35,497	(624,991)
TOTAL INCOME	34,859,112	3,473,450	484,627	38,817,189
Personnel expenses	(6,519,030)	(537,365)	(70,391)	(7,126,786)
Other administrative expenses	(5,828,316)	(226,323)	(22,223)	(6,076,862)
Depreciation and amortization	(1,699,576)	(107,186)	(24,338)	(1,831,100)
Provisions (net)	(2,190,552)	5,537	(21,513)	(2,206,528)
Impairment losses on financial assets (net)	(16,404,484)	(71,131)	—	(16,475,615)
Impairment losses on non-financial assets (net)	(38,335)	—	(17)	(38,352)
Other non-financial gains (losses)	448,805	—	—	448,805
OPERATING PROFIT BEFORE TAX (1)	2,627,624	2,536,982	346,145	5,510,751
Other:
Total assets	365,304,160	52,783,404	2,997,399	421,084,963
Loans and advances to customers	161,025,613	35,726,189	22,495	196,774,297
Customer deposits	168,315,452	18,720,305	1,559,173	188,594,930

(1) Includes in the Commercial Bank, the economic hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in “Gains (losses) on financial assets and liabilities” fully offset in taxes line. Adjusted for losses amounting to R$ 1,437,250 due to the effects of the devaluation of the Real against the Dollar in 2012, the Profit before Tax for the Commercial Bank segment was R$ 4,064,874.

	2011
Thousands of Reais (Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total
NET INTEREST INCOME	24,971,366	2,589,070	341,328	27,901,764
Income from equity instruments	93,727	—	—	93,727
Income from companies accounted for by the equity method	54,216	—	—	54,216
Net fee and commission income	6,191,891	796,350	351,257	7,339,498
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	(753,198)	513,041	5,134	(235,023)
Other operating income (expense)	(695,387)	(29,304)	345,273	(379,418)
TOTAL INCOME	29,862,615	3,869,157	1,042,992	34,774,764
Personnel expenses	(6,031,433)	(525,525)	(86,773)	(6,643,731)
Other administrative expenses	(5,431,219)	(242,032)	(55,650)	(5,728,901)
Depreciation and amortization	(1,331,287)	(105,780)	(24,967)	(1,462,034)
Provisions (net)	(3,024,150)	2,866	(40,179)	(3,061,463)
Impairment losses on financial assets (net)	(9,334,483)	(47,066)	—	(9,381,549)
Impairment losses on non-financial assets (net)	(33,743)	(4,707)	(196)	(38,646)
Other non-financial gains (losses)	452,096	—	—	452,096
OPERATING PROFIT BEFORE TAX (1)	5,128,396	2,946,913	835,227	8,910,536
Other:
Total assets	345,579,236	51,045,367	3,261,479	399,886,082
Loans and advances to customers	148,372,380	34,653,359	40,529	183,066,268
Customer deposits	150,404,639	22,471,578	1,597,674	174,473,891

(1) Includes in the Commercial Bank, the economic hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate changes on investments offshore over the net income), which result is recorded in “Gains/losses on financial assets and liabilities (net)” fully offset the tax line. The effects of the devaluation of the Real against the Dollar in 2011 generated losses of R$1,646,212.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2010
Thousands of Reais (Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total
NET INTEREST INCOME	21,301,329	2,501,318	292,431	24,095,078
Income from equity instruments	51,721	—	—	51,721
Income from companies accounted for by the equity method	43,942	—	—	43,942
Net fee and commission income	5,529,572	891,897	414,039	6,835,508
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	1,550,319	244,408	80,323	1,875,050
Other operating income (expense)	(596,271)	(29,992)	278,264	(347,999)
TOTAL INCOME	27,880,612	3,607,631	1,065,057	32,553,300
Personnel expenses	(5,354,100)	(512,097)	(59,979)	(5,926,176)
Other administrative expenses	(5,003,189)	(215,499)	(85,738)	(5,304,426)
Depreciation and amortization	(1,129,919)	(57,718)	(49,773)	(1,237,410)
Provisions (net)	(1,940,727)	4,039	(37,638)	(1,974,326)
Impairment losses on financial assets (net)	(8,225,451)	(8,359)	—	(8,233,810)
Impairment losses on non-financial assets (net)	(20,601)	—	1	(20,600)
Other non-financial gains (losses)	139,951	—	—	139,951
OPERATING PROFIT BEFORE TAX (1)	6,346,576	2,817,997	831,930	9,996,503
Other:
Total assets	308,973,195	40,139,949	25,549,539	374,662,683
Loans and advances to customers	121,175,888	30,149,793	40,880	151,366,561
Customer deposits	144,385,872	22,180,522	1,382,807	167,949,201

(1)Were recorded gains of R$272,131.

44. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the business transactions performed by the Bank with its related parties on December 31, 2012, 2011 and 2010:

a) Key-person management compensation

At the Board of Directors’ meeting held on March 23, 2012, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2012, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. The proposal were subject to determination by the extraordinary stockholders’ meeting held on April 25, 2012.

i) Long-term benefits

The Santander Brazil as well as Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share’s performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

Thousands of Reais	2012	2011	2010
Fixed compensation	46,827	46,501	42,406
Variable compensation (1)	114,866	162,154	133,649
Other	12,469	11,709	8,490
Total Short-term benefits	174,162	220,364	184,545
Share-based payment (2)	34,431	18,067	29,083
Total Long-term benefits	34,431	18,067	29,083
Total (3)	208,593	238,431	213,628

(1) In 2011, includes the share incurred with the changes in administrative structure and governance in the completion of the Bank’s integration process.

(2) In October 25, 2011, the Bank launched a new plan based compensation for executives (note 13 c) in accordance with the Resolution of the CMN 3.921 of November 25, 2010.

(3) Refers to the amount paid by Banco Santander to its executives officers for the positions which they hold in the Bank and other companies of the conglomerate. On the period of twelve months ended on December 31, 2012,  was paid for managers of Santander Asset the amount of R$6,292 and in 2011 and 2010, were paid to managers of Zurich Santander Brasil Seguros e Previdência S.A. and Santander Asset R$8,312 and R$6,667, respectively.

Additionally, on 2012, charges were collected on key-person management compensation in the amount of R$46.001 (2011 - R$22,205 and 2010 - R$22,945).

iii) Contract termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle to any financial compensation.

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

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management’s own financial institution, as well as their spouses or relatives up to the second degree.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2012, 2011 and 2010:

	2012
	Common			Preferred			Total
	Shares		Common	Shares		Preferred	Shares		Total
Stockholders’	(thousands)		Shares (%)	(thousands)		Shares (%)	(thousands)		Shares (%)
Grupo Empresarial Santander, S.L. (1)	61,606,700		29.0%	51,386,053		27.7%	112,992,753		28.4%
Sterrebeeck B.V. (1)	99,527,083		46.9%	86,492,330		46.6%	186,019,413		46.7%
Banco Santander, S.A. (1)	—		0.0%	—		0.0%	—		0.0%
Santander Insurance Holding (1)	206,664		0.1%	—		0.0%	206,664		0.1%
Employees	173,703		0.1%	159,213		0.1%	332,916		0.1%
Members of the Board of Directors	(*	)	(* )	(*	)	(* )	(*	)	(* )
Members of the Executive Board	(*	)	(* )	(*	)	(* )	(*	)	(* )
Other	50,758,700		23.9%	47,647,623		25.6%	98,406,323		24.7%
Total	212,272,850		100.0%	185,685,219		100.0%	397,958,069		100.0%

	2011
	Common			Preferred			Total
	Shares		Common	Shares		Preferred	Shares		Total
Stockholders’	(thousands)		Shares (%)	(thousands)		Shares (%)	(thousands)		Shares (%)
Grupo Empresarial Santander, S.L. (1)	72,876,994		34.3%	61,631,776		33.2%	134,508,770		33.8%
Sterrebeeck B.V. (1)	99,527,083		46.8%	86,492,330		46.5%	186,019,413		46.6%
Banco Santander, S.A. (1)	2,090,231		1.0%	1,900,210		1.0%	3,990,441		1.0%
Santander Insurance Holding (1)	206,664		0.1%	—		0.0%	206,664		0.1%
Employees	211,427		0.1%	193,458		0.1%	404,885		0.1%
Members of the Board of Directors	(*	)	(* )	(*	)	(* )	(*	)	(* )
Members of the Executive Board	(*	)	(* )	(*	)	(* )	(*	)	(* )
Other	37,538,079		17.7%	35,628,926		19.2%	73,167,005		18.4%
Total	212,450,478		100.0%	185,846,700		100.0%	398,297,178		100.0%

	2010
	Common			Preferred			Total
	Shares		Common	Shares		Preferred	Shares		Total
Stockholders’	(thousands)		Shares (%)	(thousands)		Shares (%)	(thousands)		Shares (%)
Grupo Empresarial Santander, S.L. (1)	74,967,225		35.3%	63,531,986		34.2%	138,499,211		34.8%
Sterrebeeck B.V. (1)	99,527,083		46.8%	86,492,330		46.5%	186,019,413		46.6%
Santander Insurance Holding (1) (2)	206,663		0.1%	—		0.0%	206,663		0.1%
Employees	240,934		0.1%	220,512		0.1%	461,446		0.1%
Members of the Board of Directors	(*	)	(* )	(*	)	(* )	(*	)	(* )
Members of the Executive Board	(*	)	(* )	(*	)	(* )	(*	)	(* )
Other	37,899,827		17.7%	35,957,557		19.2%	73,857,384		18.4%
Total	212,841,732		100.0%	186,202,385		100.0%	399,044,117		100.0%

(1) Companies of the Santander Spain Group.

(2) In August 2010, held the filing on Form F-1, on Brazilian Securities Commission (CVM) and SEC, which reported on the intention of sale of equity interest held by Santander Insurance Holding, S.L. in the form of ADR in the American market. Thus were converted 4,538,420,040 common shares and 4,125,836,400 preferred shares owned to compose 82,516,728 Units / ADR (equivalent to interest in Banco Santander of 2.17%). Between August to December 2010, the equity interest held by SIH, in the form of ADRs was totally alienated, being 77,627,222 in the third quarter and 4,889,506 in the fourth quarter.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

c.1) Strategic Partner of Santander Conglomerate in Brazil and Latin America

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL)  signed a contract in terms of the Acquisition of convertible bonds, regarding the subscription and payment by QHL the amount of US$2,718.8 million in bonds issued by Banco Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% p.a. in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Spain in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float . On December 31, 2012, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

c.2) Bank Santander Spain’s ADRs Sales and Free Float Increase

On March 22, 2012 Santander Spain informed to Banco Santander that, in fulfillment of Exchange Commission (CVM) Instruction 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander, it reduced its interest in the capital stock of Banco Santander in 5.76%, which resulted in the increase of the free-float of the Company to 24.12% at the moment. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) was results from the following transactions: (i) the transfer of 4.41% of Banco Santander’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Banco Santander carried out until March 22, 2012, and (iii) the transfer of 0.77% of Banco Santander´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Santander Spain in October, 2010, on maturity and as provided in such bonds.

c.3) Extension of time to reach the minimum percentage of outstanding shares (free float) of 25%

On October 9, 2012, Banco Santander announced for the market, that the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (BM&F Bovespa) granted the petition of Banco Santander and its controlling shareholders for extension of time to meet the minimum 25% free float requirement until October 7, 2013, which may be extended for an additional year under certain conditions.

As reported by the controlling shareholder, aims to achieve the difference between the current minimum percentage and percentage of outstanding shares, through the realization of sale or delivery of shares issued through private negotiations with certain qualified investors in the Brazilian market or abroad market (including in the form of American Depositary Receipts - “ADRs”) and / or issuing new shares.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Related-Party Transactions

Transactions among the entities of Banco Santander are carried out under usual market value, rates and terms, and under commutative condition.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its shareholders. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are made in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and involve no greater risk than the normal billing or have other disadvantages.

The principal transactions and balances are as follows:

	2012			2011
Thousands of Reais	Parent (1)	Joint-controlled companies	Other Related- Party (2)	Parent(1)	Joint-controlled companies	Other Related- Party (2)
Assets	9,547,642	1,087,901	(163,065)	303,062	823,543	209,040
Trading derivatives, net	(135,291)	—	(742,972)	(25,639)	—	(442,496)
Banco Santander, S.A. — Spain	(135,291)	—	—	(25,639)	—	—
Santander Benelux, S.A., N.V.	—	—	(399,110)	—	—	(308,821)
Abbey National Treasury Services Plc	—	—	(68,552)	—	—	(39,102)
Real Fundo de Investimento Multimercado Santillana Credito Privado	—	—	(275,310)	—	—	(94,573)
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency	9,528,869	—	1,190	227,724	—	1,097
Banco Santander, S.A. — Spain (3) (6)	9,528,869	—	—	227,724	—	—
Banco Santander Totta, S.A.	—	—	1,139	—	—	1,097
Banco Santander, S.A. — México	—	—	51	—	—	—
Loans and amounts due from credit institutions - Others	7,284	1,087,129	210,330	95,539	822,928	266,568
Banco Santander, S.A. — Spain	7,284	—	—	95,539	—	—
Santander Benelux, S.A., N.V.	—	—	—	—	—	262,818
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	1,086,756	—	—	822,606	—
Companhia de Arrendamento Mercantil RCI Brasil	—	373	—	—	322	—
Abbey National Treasury Services Plc	—	—	—	—	—	1,369
Santander Overseas Bank, Inc — Puerto Rico	—	—	—	—	—	2,381
Zurich Santander Brasil Seguros S.A.	—	—	75,445	—	—	—
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	134,885	—	—	—
Other Assets	146,780	772	368,387	5,438	615	383,871
Banco Santander, S.A. — Spain	146,780	—	—	5,438	—	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	772	—	—	615	—
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	17,068	—	—	—
Santander Benelux, S.A., N.V.	—	—	317,233	—	—	326,637
Abbey National Treasury Services Plc	—	—	34,024	—	—	—
Others	—	—	62	—	—	57,234

	2012			2011
	Parent (1)	Joint-controlled companies	Other Related- Party (2)	Parent (1)	Joint-controlled companies	Other Related- Party (2)
Liabilities	(939,913)	(16,280)	(446,577)	(2,112,183)	(15,213)	(689,715)
Deposits from credit institutions	(170,845)	(16,280)	(34,825)	(1,200,207)	(15,213)	(171,371)
Banco Santander, S.A. — Spain (4)	(170,845)	—	—	(1,200,207)	—	—
Grupo Banesto: Sociedades consolidables	—	—	—	—	—	(167,081)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	(12,762)	—	—	(10,348)	—
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	(29,190)	—	—	—
Companhia de Arrendamento Mercantil RCI Brasil	—	(3,518)	—	—	(4,865)	—
Others	—	—	(5,635)	—	—	(4,290)
Customer deposits	—	—	(385,659)	—	—	(428,750)
ISBAN Brasil S.A.	—	—	(98,324)	—	—	(110,341)
Produban Serviços de Informática S.A.	—	—	(42,489)	—	—	(47,970)
Universia Brasil S.A.	—	—	(80)	—	—	(310)
Real Fundo de Investimento Multimercado Santillana Credito Privado	—	—	(239,067)	—	—	(223,367)
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	—	—	—	(31,062)
Others	—	—	(5,699)	—	—	(15,700)
Other Liabilities - Dividends and Bonuses Payable	(765,524)	—	(562)	(908,004)	—	(3,615)
Banco Santander, S.A. — Spain	—	—	—	(7,772)	—	—
Grupo Empresarial Santander, S.L. (1)	(236,246)	—	—	(379,617)	—	—
Santander Insurance Holding, S.L.	—	—	(562)	—	—	(553)
Sterrebeeck B.V. (1)	(529,278)	—	—	(520,615)	—	—
Banco Madesant - Sociedade Unipessoal, S.A. (Zona Franca da Madeira)	—	—	—	—	—	(3,062)
Other Payables	(3,544)	—	(25,007)	(3,972)	—	(85,979)
Banco Santander, S.A. — Spain	(3,544)	—	—	(3,972)	—	—
Santander Insurance Holding, S.L.	—	—	—	—	—	(9,257)
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	(24,079)	—	—	(74,772)
Others	—	—	(928)	—	—	(1,950)

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2010
	Parent (1)	Joint-controlled companies	Other Related- Party (2)

Assets	4,324,857	270,462	155,117
Trading derivatives, net	35,513	—	(125,147)
Banco Santander, S.A. — Spain	35,513	—	—
Santander Benelux, S.A., N.V.	—	—	(118,521)
Abbey National Treasury Services Plc	—	—	(33,076)
Others	—	—	26,450
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency	4,245,332	—	729
Banco Santander, S.A. — Spain (3) (6)	4,245,332	—	—
Banco Santander Totta, S.A.	—	—	729
Loans and amounts due from credit institutions - Others	16,922	269,667	279,535
Banco Santander — Spain	16,922	—	—
Santander Benelux, S.A., N.V.	—	—	258,261
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	263,559	—
Companhia de Arrendamento Mercantil RCI Brasil	—	6,108	—
Abbey National Treasury Services Plc	—	—	18,817
Santander Overseas Bank, Inc — Puerto Rico	—	—	2,457
Other Assets	27,090	795	—
Banco Santander, S.A. — Spain	27,090	—	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	529	—
Companhia de Arrendamento Mercantil RCI Brasil	—	266	—

Liabilities	(3,877,652)	(76,340)	(2,376,188)
Deposits from credit institutions	(2,167,452)	(76,340)	(1,940,158)
Banco Santander, S.A. — Spain (4)	(2,167,452)	—	—
Grupo Banesto: Sociedades consolidables	—	—	(75,477)
Banco Madesant - Sociedade Unipessoal, S.A. (5)	—	—	(1,857,963)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	(73,270)	—
Companhia de Arrendamento Mercantil RCI Brasil	—	(3,070)	—
Others	—	—	(6,718)
Customer deposits	—	—	(382,407)
ISBAN Brasil S.A.	—	—	(129,500)
Produban Serviços de Informática S.A.	—	—	(43,439)
Universia Brasil S.A.	—	—	(3,218)
Real Fundo de Investimento Multimercado Santillana Credito Privado	—	—	(198,236)
Others	—	—	(8,014)
Other Liabilities - Dividends and Bonuses Payable	(1,703,847)	—	(1,037)
Grupo Empresarial Santander, S.L. (1)	(726,925)	—	—
Santander Insurance Holding, S.L.	—	—	(1,037)
Sterrebeeck B.V. (1)	(976,922)	—	—
Other Payables	(6,353)	—	(52,586)
Banco Santander, S.A. — Spain	(6,353)	—	—
Santander Insurance Holding, S.L.	—	—	(52,358)
Others	—	—	(228)

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

(2) Refers to the Company’s subsidiaries (Banco Santander Spain).

(3) In December 28, 2012, refers to the cash of R$83,027 (December 31, 2011 — R$227,724 and 2010 - R$315,203) and “overnight” investments amounting R$9,445,842,  maturing on January, 2nd, 2013 and interest of 0.17% p.a. and 0.10% p.a. (2010 - R$3,930,129 maturing on January, 3rd, 2011 and interest of 0.22%p.a.).

(4) As at December 28, 2012, refers to raising funds through operations transfers abroad amounting R$156,063 with maturity until January, 2015 and interest between 0.39% and 5.82%p.a. (December 31, 2011 - R$1,200,207, with interest between 0.39% and 5.82% p.a. and December 31, 2010 — R$2,167,452, with interest between 0.25%p.a e 7.89%p.a) and raising funds through time deposits, in the amount of R$9,895, maturing on December, 27, 2012 and interest of 3.63% p.a. and foreign demand deposits, in the amount of R$4,887.

(5) In 2010, refers to raising funds through time deposits with maturity on February 28, 2011 and interest of R$1.76% p.a.

(6) On December 28, 2012, refers to investments in foreign currency (applications overnight): applications of Bank’s Grand Cayman Branch, near the branch of Banco Santander Spain (New York) maturing on January 2, 2013 and interest 0.17% p.a. and applications of subsidiary Santander Brasil EFC with Banco Santander Spain maturing on January 2, 2013 and interest of 0.10% p.a.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2012			2011
Thousands of Reais	Parent (1)	Joint-controlled companies	Other Related- Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(90,347)	74,851	(742,313)	(272,122)	69,935	(414,964)

Interest and similar income - Loans and amounts due from credit institutions	12,177	59,546	—	5,046	50,771	267
Banco Santander, S.A. — Spain	12,177	—	—	5,046	—	—
Abbey National Treasury Services Plc	—	—	—	—	—	14
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	59,546	—	—	50,771	—
Santander Benelux, S.A., N.V.	—	—	—	—	—	253
Interest expense and similar charges - Customer deposits	(33,562)	—	(16,659)	—	—	(38,667)
Banco Santander, S.A. — Spain	(33,562)	—	—	—	—	—
ISBAN Brasil S.A.	—	—	(5,697)	—	—	(10,551)
Produban Serviços de Informática S.A.	—	—	(3,000)	—	—	(3,841)
Real Fundo de Investimento Multimercado Santillana Credito Privado	—	—	(6,927)	—	—	(21,777)
Others	—	—	(1,035)	—	—	(2,498)

Interest expense and similar charges - Deposits from credit institutions	(4,954)	(297)	—	(15,311)	(620)	(5,044)
Banco Santander, S.A. — Spain	(4,954)	—	—	(15,311)	—	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	(297)	—	—	(620)	—
Banco Madesant - Sociedade Unipessoal, S.A.	—	—	—	—	—	(5,013)
Others	—	—	—	—	—	(31)
Expense and similar charges - Marketable debt securities	(1,773)	—	—	(1,789)	—	—
Banco Santander, S.A. — Spain	(1,773)	—	—	(1,789)	—	—
Fee and commission income (expense)	19,620	15,602	127,215	(14,820)	13,262	56,224
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	11,016	—	—	10,118	—
Banco Santander, S.A. — Spain	19,620	—	—	(14,820)	—	—
Aviación Centaurus, A.I.E.	—	—	—	—	—	11,928
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	99,665	—	—	35,785
Others	—	4,586	27,550	—	3,144	8,511
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(81,598)	—	(406,780)	(245,096)	6,522	(505,726)
Banco Santander, S.A. — Spain	(81,598)	—	—	(245,096)	—	—
Santander Benelux, S.A., N.V.	—	—	82,027	—	—	(38,238)
Santander Overseas Bank, Inc — Puerto Rico	—	—	—	—	—	160
Real Fundo de Investimento Multimercado Santillana Credito Privado	—	—	(472,744)	—	—	(342,975)
Abbey National Treasury Services Plc	—	—	(40,666)	—	—	(91,726)
Santander Insurance Holding, S.L.	—	—	—	—	—	(11,714)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	—	—	—	6,522	—
Others	—	—	24,603	—	—	(21,233)
Administrative expenses and Amortization	(257)	—	(446,089)	(152)	—	(278,679)
ISBAN Brasil S.A.	—	—	(90,283)	—	—	(54,104)
Produban Serviços de Informática S.A.	—	—	(139,516)	—	—	(103,991)
ISBAN Chile S.A.	—	—	(3,799)	—	—	(4,814)
Aquanima Brasil Ltda.	—	—	—	—	—	(21,500)
Ingeniería de Software Bancario, S.L.	—	—	(41,442)	—	—	(32,209)
Produban Servicios Informaticos Generales, S.L.	—	—	(24,707)	—	—	(23,629)
TECBAN - Tecnologia Bancaria Brasil	—	—	(99,739)	—	—	—
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	(21,310)	—	—	(89)
Zurich Santander Insurance America, S.L.	—	—	(915)	—	—	(12,151)
Others	(257)	—	(24,378)	(152)	—	(26,192)

Gains (losses) on non-current assets held for sale not classified as discontinued operations	—	—	—	—	—	424,292
Zurich Santander Insurance America, S.L.	—	—	—	—	—	424,292

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2010
Thousands of Reais	Parent (1)	Joint-controlled companies	Other Related- Party (2)

Income
Interest and similar income - Loans and amounts due from credit institutions	2,384	39,395	1,029
Banco Santander, S.A. — Spain	2,384	—	—
Abbey National Treasury Services Plc	—	—	1,029
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	38,545	—
Companhia de Arrendamento Mercantil RCI Brasil	—	850	—
Interest expense and similar charges - Customer deposits	—	—	(29,277)
ISBAN Brasil S.A.	—	—	(9,359)
Produban Serviços de Informática S.A.	—	—	(2,736)
Real Fundo de Investimento Multimercado Santillana Credito Privado	—	—	(16,166)
Others	—	—	(1,016)
Interest expense and similar charges - Deposits from credit institutions	(47,134)	(526)	(32,676)
Banco Santander, S.A. — Spain	(47,134)	—	—
Abbey National Beta Investments Limited	—	—	(7,415)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	(526)	—
Banco Madesant - Sociedade Unipessoal, S.A.	—	—	(25,143)
Others	—	—	(118)
Fee and commission income (expense)	73,975	6,770	9,449
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	6,327	—
Banco Santander, S.A. — Spain	73,975	—	—
Aviación Centaurus, A.I.E.	—	—	9,449
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	—
Others	—	443	—
Gains (losses) on financial assets and liabilities (net)	(44,953)	—	(42,090)
Banco Santander, S.A. — Spain	(44,953)	—	—
Santander Benelux, S.A., N.V.	—	—	32,489
Santander Overseas Bank, Inc — Puerto Rico	—	—	188
Real Fundo de Investimento Multimercado Santillana Credito Privado	—	—	(86,572)
Abbey National Treasury Services Plc	—	—	14,763
Others	—	—	(2,958)
Administrative expenses and Amortization	—	—	(337,190)
ISBAN Brasil S.A.	—	—	(50,320)
Produban Serviços de Informática S.A.	—	—	(108,741)
ISBAN Chile S.A.	—	—	(5,491)
Aquanima Brasil Ltda.	—	—	(21,256)
Ingeniería de Software Bancario, S.L.	—	—	(19,722)
Produban Servicios Informaticos Generales, S.L.	—	—	(15,868)
TECBAN - Tecnologia Bancaria Brasil	—	—	(89,629)
Others	—	—	(26,163)

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company’s subsidiaries (Banco Santander, S.A .- Spain).

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

- maintaining a low level of complexity in market operations;

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

• Internal ratings- and scorings-based models which, by assessing the various qualitative and quantitative risk components by customer and transaction, make it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on Loss Given Default (LGD) estimates.

• Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performance.

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

The Bank intends to use the internal models for the calculation of regulatory capital (regulatory) and for this has agreed a timetable with the local supervisor. The Bank has defined a Basel 2 governance structure and has assigned for this purpose, the necessary human and technology resources to meet the stringent requirements established by the regulators.

a) Corporate Governance of the Risk Function

The risk committee framework of Santander Brazil is set based on corporate risk standards and are structured by type of business and risk segment.

Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil) has their level of approvals delegated by the Risk Committee of Banco Santander in Spain and has the following responsibilities:

• Integrate and adapt the risk functions in Santander, the strategy, the arrangements for the risk tolerance level, accordingly to existing corporate standards.

• Approve proposals and operations and limits customers and portfolios.

• Set references on general themes related to Market Risk, Country Risk, wholesale segment customers (including a global relationship) and retail themes (Credit Management Programs).

• Keep informed, evaluate and follow any comments and recommendations that may be made periodically by supervisors in discharging its functions;

• Ensure that the performance of Santander is consistent with the level of risk tolerance, previously approved by the Executive Committee and Board Director, and aligned with the policies of the Santander Group;

• Authorize the use of management tools and models of local risks and know the result of its internal validity.

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

Credit risk is the exposure to loss in the event of default of total or partial of customers or counterparties to meet their financial obligations to the Bank. Credit risk management seeks to provide subsidies in defining strategies, beyond the set limits, encompassing analysis of exposures and trends, as well as the effectiveness of credit policy.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

For standardized customers, both legal entities and individuals, scoring tools that automatically assign a score to proposed transactions.

These loan approval systems are supplemented by performance rating models. These tools provide enhanced predictability of the risk assumed and are used for preventive and marketing activities.

Credit risk parameters

The estimates of the risk parameters Probability of default (PD and LGD) should be based on internal experience, i.e. on default observations and on the experience in defaulted loan recoveries.

For low risk portfolios, such as banks, sovereign risk or global wholesale clients, the parameters are based on CDS market data and with global broadness, using Santander´s world presence.

For the other portfolios, parameter estimates are based on the Bank’s internal experience. In retail portfolios, the internal rating is estimated based on models that use client behavior data and available external bureau information; PDs are then calculated based on default rates, which is defined as up to 90 days past due.

LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account the guarantees/collateral associated with the loan, the income and expenses associated with the recovery process.

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

Master rating scale

In order to achieve equivalent internal ratings in the different models available —corporate, sovereign risk, financial institutions and other segments— and to make them comparable with the external ratings of rating agencies, the Bank has a so-called master rating scale.

The equivalence is established through the probability of default associated with each rating. Internally calibrated PDs are compared against the default rates associated with the external ratings, which are published periodically by rating agencies.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

		Equivalence with:
Internal rating	Probability of Default	Standard & Poor’s		Moody’s
9.3	0.017%	AAA		Aaa
9.2	0.018%	AA+		Aa1
9.0	0.022%	AA		Aa2
8.5	0.035%	AA-		Aa3
8.0	0.06%	A+		A1
7.5	0.09%	A		A2
7.0	0.14%	A-		A3
6.5	0.23%	BBB+		Baa1
6.0	0.36%	BBB+		Baa2
5.5	0.57%	BBB-		Baa3
5.0	0.92%	BB+		Ba1
4.5	1.46%	BB		Ba2
4.0	2.33%	BB/BB	-	Ba2/Ba3
3.5	3.71%	BB-/BB+		Ba3/B1
3.0	5.92%	B+/B		B1/B2
2.5	9.44%	B		B2
2.0	15.05%	B-		B3
1.5	24.00%	CCC		Caa1
1.0	38.26%	CC/C		Caa1/Caa2

b.3) Observed loss: measures of cost of credit

To supplement the use of the advanced models described above (see related data in the “Economic Capital” section), other habitual measures are used to facilitate prudent and effective management of credit risk based on observed loss.

The cost of credit is measured by the sum of credit losses of year and to the average loans portfolio of the year.

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

Risk limit planning and setting

Risk limit setting is a dynamic process that identifies the Banco Santander’s risk appetite by assessing business proposals and the attitude to risk. This process is defined in the global risk limit plan, an agreed-upon comprehensive document for the integrated management of the balance sheet and the inherent risks.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

Environmental risk

Are in effect Environmental Risk Practice for the Bank Santander for the Wholesale Bank which in addition to lending, provides analysis of environmental issues in accepting clients. The Environmental Risk area analyzes the social management of the client and its value chain by checking items such as contaminated areas, deforestation, labor violations and other problems for which there is the risk of penalties.

A specialized team with a background in Biology, Geology, Chemistry, Health and Safety Engineering monitors the social and environmental practices of clients and a team of financial analysts studying the probability of damages related to such practices that may affect the guarantees and the financial condition of Banks’ customers. Our experience shows that the company cares for the well-being of its employees and the environment in which it operates tend to have a more efficient and therefore more likely to honor their commitments and generate good business.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b.7) Variations in main aggregates in 2012

Systems integration and search for speed and simplicity in our day to day operations resulted in a new risk model, consolidated in 2012 into a single technology platform, which allowed us to streamline processes and improve the approval period for our credit customers. The new model has brought significant synergy gains for credit analysis as more scope to the team’s commercial retail and new models score without losing credit quality and prudence that has characterized our political risk.

Thus, we reinforce our regionalized structure and were better prepared to grow and gain market share, supporting the business strategy of Santander in Brazil. Thus, we end the year with above-market results, reversing the trend of the first month.

In 2012, we also work on credit recovery, especially due to the increase in defaults. Reinforce controls and guidance we offer to our customers in order to ensure they have access to products and services commensurate with their income. For this, we created a team of experts prepared to understand the reality of customers and thus offer solutions for all types of situations.

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

On the environmental risk, the year 2012 was important to consolidate our practices and improve processes, increasing the rigor of the controls the most critical areas of the productive sector.

The following table shows the key indicators of credit risk:

	2012	2011	2010
Credit risk exposure - customers (*) (Thousand of Reais)	238,803,816	216,756,389	183,121,435
Non-performing loans ratio (%)	7.58%	6.73%	5.82%
Impairment coverage ratio (%)	87.45%	85.52%	98.32%
Specific credit loss provisions, net of RAWO (**) (Thousand of Reais)	14,041,987	11,179,835	9,191,762
Cost of credit (% of risk)	7.25%	4.76%	4.86%

Data prepared on the basis of management criteria and the accounting criteria of the controller unit.

(*) Includes gross loans and advances to customers, guarantees and documentary credits.

(**) RAWO = Recoveries of Assets Derecognized.

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

With this purpose, it has developed its own Risk Management model, according to the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and proximity with the client;

• Global and far-reaching of the function (different types of risk);

• Collective decision-making, which evaluate a variety of possible scenarios and do not compromise the results with individual decision, including Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil), which delimits and approves the operations and the Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates.

• Management and improvement of the equation risk/return; and

• Advanced methodologies for risk management, such as Value at Risk — VaR (historical simulation of 521 days with a confidence level of 99¨and time horizon of one day), scenarios, financial margin sensibility, book value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the guidelines of the Board of Directors and the Risks Division of Santander in Spain.

c.1) Activities subject to market risk

The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed. This risk arises from changes in the risk factors —interest rate, exchange rate, equities, commodity prices and the volatility thereof— and from the solvency and liquidity risk of the various products and markets in which the Bank operates.

The activities are segmented by risk type as follows:

• Trading: this item includes financial services for customers, trading operations and positioning mainly in fixed-income, equity , foreign currency products and shares.

• Balance sheet management: A risk management assessment aims to give stability to interest income from the commercial and economic value of the Bank, maintaining adequate levels of liquidity and solvency. The risk is measured by the balance sheet exposure to movements in interest rates and level of liquidity.

• Structural risks:

i. Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the Real (hedges of results).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

ii. Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.

The Treasury area is responsible for managing the positions taken in the trading activity.

The Financial Management area is responsible for managing the balance sheet management risk and structural risks centrally through the application of uniform methodologies adapted to the situation of each market in which the Bank operates. Thus, in the convertible currencies area, Financial Management directly manages the Parent’s risks and coordinates the management of the other units operating in these currencies. Decisions affecting the management of these risks are taken through the ALCO committees in the respective countries and, ultimately, by the Parent’s markets committee.

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

Lastly, due to their atypical nature, derivatives and credit trading management (actively traded credit — Trading Book) activities are controlled by assessing specific measures on a daily basis. In the case of derivatives, these measures are sensitivities to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit trading management activities, the measures controlled include sensitivity to spread, jump-to-default and position concentrations by rating level.

With respect to the credit risk inherent in the trading portfolios (Credit Trading portfolios), and in keeping with the recommendations made by the Basel Committee of Banking Supervision, an additional measure has been introduced, the Incremental Risk Charge (IRC), in order to cover the default risk which is not properly captured in the VaR, through the variation of the related market prices of credit spreads. The instruments affected are basically fixed-income bonds, , derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method used to calculate the IRC, is defined globally at Group level.

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

Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheet assets and liabilities and of off-balance-sheet items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk in the various maturities to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity’s net interest margin and market value of equity.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

Liquidity gap

The liquidity gap determines the inflow and outflow of funds for assets, liabilities (note 42.d) and off-balance sheet accounts at a given time horizon, making it possible to analyze mismatches between the Bank’s expected inflow and outflow of funds.

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

The key Liquidity Ratios analyzed are as follows:

• Deposits / Lending operations — measures the Institution’s ability to finance lending operations with more stable and lower-cost funding.

• Stable Liabilities / Permanent Assets — measures the ration between Capital + Other Stable Liabilities and Investments + Other Permanent Assets.

• Market Funding / Total Assets — measures the percentage of the Group’s assets financed with less stable and higher-cost funding.

• Short-term market funding / Market Funding — measures the percentage of probable liquidity loss (less than 90 days) on total less stable funding.

• Net Assets / Short-term Market Funding — measures the commitment ratio of highly-liquid assets and probable liquidity loss(less than 90 days).

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

The Liquidity Contingency Plan is primarily intended to the following:

• Crisis identification — the preparation of a Liquidity Contingency Plan requires the determination in advance of a measurable parameter determining the institution’s liquidity condition and structure. This parameter is the Liquidity Minimum Limit determined by the Liquidity Stress Test. When this limit is exceeded, there is a liquidity crisis environment, and thus, the Contingency Plan is used.

• Internal Communication — after the crisis is identified, it is necessary to establish clear communication channels to mitigate the problems raised. People held accountable for taking these contingency actions should be notified of the extent of the contingency and measures to be taken.

• Corrective actions — Actions intended to actually generate the funds required to solve or mitigate the effects of crisis, as follows:

• Assess the type and severity of the crisis;

• Identify the most impacted segment;

• Put in practice the measures planned to generate funds, considering the required amount and cost of the additional resource, either financial or image cost.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

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

c.7) Risks and results in 2012

Trading

The average VaR of the Bank’s trading portfolio in 2012 was R$20.8 million (2011 — R$21.7 million and 2010 - R$27.2 million). The dynamic management of this profile enables the Bank to change its strategy in order to capitalize on the opportunities offered by an environment of uncertainty.

c.7.1) Balance sheet management (1)

Interest rate risk

Convertible currencies

At 2012 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Banco Santander portfolios was concentrated on the BRL interest rate curve was negative by R$271.62 million.

Also at 2012 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Banco Santander in the BRL interest rate curve was negative by R$1,532.94 million.

Quantitative risk analysis

The interest rate risk in balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, increased R$9 million over 2012, reaching a maximum of R$272 million in the month in December. The sensitivity value increased R$41 million during 2012. The main factors that occurred in 2012 and influenced the growth of this sensitivity were:

• Growth of loans portfolio, increasing MVE in R$ 84 million;

• Duration increase of pre-fixed Brazilian sovereign bonds, increasing MVE in R$ 94 million;

• Sale of 181.420 contracts of DI futures (Cash Flow Hedge): decreasing MVE in R$ 144 million.

Thousands of Reais	2012	2011	2010

Sensibilities
Net Interest Margin	272	263	254
Market Value of Equity	1,533	1,492	1,249
Value at Risk - Balance
VaR	296	252	309

(1)  Includes the balance sheet total, except for the financial assets and liabilities held for trading.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Structural liquidity management

Structural liquidity management seeks to finance the Bank’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

The main features of the structural liquidity management in 2012 were as follows:

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

c.8) Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure,  according to the best market practices and the transaction classification and capital management criteria of the Basel II New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at December 31, 2012.

Trading portfolio

		2012
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(11,496)	(238,391)	(476,783)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(11,516)	(78,209)	(156,418)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(3,615)	(530)	(1,059)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(20)	(220)	(440)
Foreign currency	Exposures subject to foreign exchange	(139)	(3,465)	(6,931)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(2,137)	(9,629)	(19,257)
Inflation	Exposures subject to change in coupon rates of price indexes	(9,420)	(90,228)	(180,455)
Shares and Indexes	Exposures subject to change in shares price	(814)	(20,343)	(40,686)
Other	Exposures not meeting the previous settings	(557)	(8)	(16)
Total (1)		(39,714)	(441,023)	(882,045)

(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency stock market and spot positions);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Portfolio Banking

		2012
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(36,192)	(728,811)	(1,372,543)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in coupon of TR and TJLP	(9,644)	(205,091)	(386,553)
Inflation	Exposures subject to change in coupon rates of price indexes	(1,462)	(13,098)	(25,872)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(81,689)	(302,486)	(628,257)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(10,432)	(67,027)	(147,911)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(84,457)	(325,515)	(625,725)
Total (1)		(223,876)	(1,642,028)	(3,186,861)

(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves;

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

d) Operational and Technological Risks and Internal Controls - SOX

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are under the supervision of various vice-presidents, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the New Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission — Enterprise Risk Management — Integrated Framework.

The procedures developed and adopted are intended to ensure Banco Santander’s continuing presence among the select group of financial institutions recognized as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity and reliability in the local and international markets.

Top management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for the continuous improvement of the operational and technological risk management culture and structure, as well as of the internal control system, in order to ensure compliance with the established objectives and goals, as well as the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity (PRE) related to operational risk.

The 2012 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in March 2013 and found no evidence of any material issues.

d.1) Operational and Technological Risks Area (ROT)

This area is responsible for implementing best practices in regard to operational and technological risk management and controls, as well as business continuity management Such practices are designed to help managers meet strategic goals, contribute to Santander’s decision-making process and the daily course of its activities and ensure compliance with all legal and regulatory requirements, thus maintaining the Bank’s reputation, reliability and solidity.

The foundations of the model adopted for the management and control of operational and technological risks combine both a centralized and decentralized approach.

Centralized approach: determines that the Operational Risk area is responsible for the control of operational and technological risks, corresponding to the following activities: the identification, assessment, capture, monitoring, control, analysis, consolidation, mitigation and modeling of significant operational risks and the events and losses resulting from such risks, encompassing all of Banco Santander’s areas, processes and institutions.

De-centralized approach: determines that the management of operational and technological risks is the responsibility of the organization’s area, process and product managers, aided by operational risk and internal control representatives, and supported by the policies, methodologies and tools defined by the ROT. Managers identify and communicate operational risk events to the ROT for registration in the historical event and loss database and in order to develop and implement corrective and preventive measures.

Banco Santander does everything possible to ensure the convergence and consistent integration of best operational risk control and management practices. With this in mind it also adopts qualitative and quantitative focuses, and the management and control of technological risks and business continuity.

d.2) Qualitative and Quantitative Focuses

The qualitative focus aims to identify and prevent operational risks, as well as define the risk profile of the areas, processes and products, seeking to strengthen the internal control environment and monitor key qualitative operational risk indicators (KRIs).

The quantitative focus is correlated with the qualitative one, helping to detect, correct and prevent operational risks, as well as providing a mechanism for analyzing and making strategic and operational decisions.

Both focuses are responsible for providing methodologies and tools to assist managers in identifying and assessing risks and controls, as well as defining the operational risk profiles of the areas, processes and products. They also help in the implementation of policies, rules, procedures and tools to maintain the flow of capturing risk events, losses and key operational risk indicators, consolidating them into a single database, allowing analysis of the respective risks, identification of their main causes, and, together with the responsible managers, the coordination and effective implementation of action plans to mitigate and reduce operational risks and losses.

d.3) Management and Control of Technological Risks

Helps managers to identify and evaluate technological risks and their respective internal controls in specific relation to technology-related processes and activities. It also defines methodologies and tools, working closely with corporate management and coordination with those responsible for preventing and reducing the impacts caused by technological risk events.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d.4) Management of Business Continuity

Responsible for coordinating and controlling the implementation, maintenance and updating of the Business Continuity Management (GCN) methodology of Santander’s various areas.

Its main goal is to preserve the integrity of the organization’s people, values and commitments, in addition to evaluating the need to develop and implement the Business Continuity Plan and the consequent formalization of procedures and alternative infrastructure to ensure the continuity of Santander’s core businesses with its stakeholders. These plans are developed through the evaluation of impacts caused by a possible interruption of activities as a result of extreme events that may affect the Company.

The main results are:

• Analysis of Business Impact – BIA;

• Business Continuity Plan – PCN;

• Contingency structure activation tests; and

• Group Crisis Response – GRC.

d.5) Scope and Sustainability

The scope of Santander’s operational and technological risk management, as well as its business continuity management, exceeds the allocation of regulatory capital. Acting in an ethical and professional manner, the control of operational and technological risks generates important advantages for the Bank, ensuring its sustainable development, including:

• Improved operational efficiency and productivity in activities and processes and optimization of the allocation of economic and regulatory capital.

• Compliance with existing regulations (Bacen, CVM, Susep and BIS-II), as well as with new requirements, and monitoring timely responses to requests from regulatory bodies.

• Strengthening of the Bank’s reputation and improving the risk/return ratio for its stakeholders.

• Maintaining and preserving the quality and reliability of the Bank’s products and services, as well as those of its related parties.

• Identifying and addressing in a timely manner the need to correct vulnerabilities in processes and conduct business continuity and damage control tests.

• Development and application of training programs through online and on-site courses aiming to disseminate the operational and technological risk and GCN culture.

• Propagation of the operational risk management and control culture through internal communications (intranet, printed material and other means), thereby reinforcing accountability.

This solid and efficient structure permits the continuous enhancement of existing methodologies and the further dissemination of the culture of responsibility in regard to the management and control of operational risk events.

d.6) Differential factor

The Operational Risk area invests in the development, training and updating of its professionals so they can keep up with changes in the business environment, in addition to offering training programs for other professionals through the intranet and on-site courses.

This has made a significant contribution to Banco Santander consistently achieving its strategic and operational goals, by providing knowledge of the exposure to assumed operational risks and the controlled environment, maintaining the Bank’s low-risk profile and ensuring the sustainable development of its operations. In this context, the following are particularly important:

• Annual Operational and Technological Risk Prevention and Control Week.

• Maintenance of the New Employee Interaction Program, “A single voice,” with lectures on responsibility and operational risk management.

• Training on the necessary procedures for evaluating the internal control environment.

• Mandatory training for all Santander employees through Netcursos, addressing the issue of operational risks and business continuity.

• The creation, dissemination and maintenance of Instruction Manuals, promoting corporate values and commitment.

• Coordination of the annual process for projecting losses caused by operational risks, defining action plans to reduce these losses and for accountability.

• Development of key risk indicators, aiming to ensure absolute and relative analyses based on volumetry and market analysis.

• Integration with the other areas of the Bank, electing representatives for the most important ones, including the technology area.

d.7) Outlook

As a result of the structure, methodology and management model it has developed and adopted and which has proved its effectiveness through the implementation of improved internal controls and the identification of risk exposure, Banco Santander is expected to further strengthen its position in the local and international markets, while consolidating this strategy, in order to maintain its recognition as an innovative institution in regard to managing and controlling operational and technological risks and managing business continuity.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d.8) Communication Policy

The Operational Risk area is part of Banco Santander’s governance structure and produces a series of specific monthly reports for senior management detailing events that occurred, the main activities undertaken, and the corrective and precautionary action plans identified and monitored, ensuring transparency and providing knowledge for governance forums.

Every six months, it produces a Report on the Management and Control of Operational and Technological Risks, the Management of Business Continuity and the Evaluation of Internal Controls, which is presented to the Bank’s Board of Directors for its awareness and to enable it to take resolutions on the results and activities developed in the period.

Additional information can be obtained from the Bank’s Social and Annual Reports on its website.

Internal Controls and the Sarbanes-Oxley Act Area (Sox)

The Bank instituted the SOX Internal Controls area in order to strengthen the monitoring and continuous enhancement of the Internal Controls Model (MCI) through the implementation and coordination of this Model, which aims to reduce risks in the preparation and disclosure of financial statements.

The area is responsible for implementing and maintaining the SOX Internal Controls Model (MCI), which is consolidated by information documented in a single database (the SOX System), with access to the responsible managers and other authorized users, including auditors, through the local intranet or email.

The system helps Management administer the MCI, in addition to documenting sub-processes and associated risks and controls. It is also used by the managers responsible to certify controls, sub-processes, processes, activities and subgroups, in order to ensure that there are no problems with the financial statements to be certified by the Chief Executive Officer and Executive Vice-President.

The methodology adopted by the Bank establishes the periodic evaluation of the internal control systems aiming to:

• Based on established and performed tests, obtain a reasonable degree of security in relation to the design and operation of the control activities documented in the Internal Controls Model;

• Ensure the proper operation of control activities for all transactions and during the entire year;

• Obtain information to support corrective measures to resolve any deficiencies in internal controls; and

• Develop a sustainable test program to enable periodic evaluations by Santander’s management.

Responsibilities of the Sox Internal Controls area

To help strengthen the SOX Internal Control Model to ensure compliance with the requirements of the Sarbanes-Oxley Act of 2002.

In order to comply with the requirements of this law, Santander adjusted its Internal Controls Model (MCI) to stricter international standards, which are in line with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), encompassing strategic, operational, financial disclosure and compliance elements.

The methodology includes the following periods for internal certification:

• semiannual certification — beginning of the second half: resulting from the evaluation of the design and operation of the control activities in relation to the first half.

• annual certification — beginning of the following year: resulting from the evaluation of the design and operation of controls in the second half or during the year ended — annual controls are not included in the semiannual certification.

In addition, it prepares a semiannual report to evaluate the quality and compliance of the internal control systems and to identify material distortion risks that may impact the financial statements, as well as evaluate the quality of the internal control environment that permits the correct preparation and disclosure of the financial statements, thus meeting the requirements of the regulatory bodies. The internal controls report considers the entire Internal Controls Model methodology developed, applied and monitored under the Sox System.

The main goals of the area are:

•  To disseminate the risk management and internal control culture throughout the various levels of the Organization;

•  To implement and provide formal maintenance of the Risk and Control Model based on a consistent methodology (COSO and COBIT) accepted by the inspection bodies and including all the relevant areas;

•  To document the operational flow, allowing the process to be viewed as a whole, identifying material risks and controls involving the business and the improvement of processes;

•  To provide support for the conclusion that the Internal Control Model is appropriate for the nature and complexity of the respective businesses;

•  To validate the identified and documented controls in order to mitigate potential material risks of the activities through effectiveness tests in regard to design and operation.

e) Reputational Risk

e.1) Reputational Risk

Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception. Accordingly Santander Bank aims to offer the most suitable product according to the customer profile.

e.2) Compliance

The Compliance Risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. The Compliance at Santander Bank has a proactive approach, working in educational processes, monitoring and corporate communications.

Operates independently and reports to Senior Management, Regulatory Compliance Panel, contributing to maintain the bank’s reputation.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

e.3) Directives

a. Compliance principles — Ethics and Conduct in the Securities Markets

The Bank’s ethical principles and conduct parameters are established in internal policies which are made available to all employees. Conduct Code in the Securities Markets and its formal acknowledgement is mandatory to all staff working close to securities markets.  Proper communication channels are in place to clarify doubts and complaints from employees, and monitoring and controls are conducted in a way that adherence to the rules established is secured.

b. Anti-money laundering

The Bank’s anti-money laundering policies and terrorism financing prevention are based on the knowledge and rigorousness of the acceptance of new clients, complemented by the continuous scrutiny of all transactions where the Bank are involved in. The importance given to the theme is reflected on the direct involvement of senior management, namely the Operational Money Laundering Prevention Committee, which meets each trimester to deliberate on issues regarding the theme and to be directly involved with new clients acceptance and suspicious transactions reporting.

c. New products and services and suitability

All new products and services are debated/analyzed in internal committees on several levels until their risks are completely minimized, the Corporate Commercialization Committee (Comité Corporativo de Comercialización - CCC), integrated by senior executives of Santander (Spain), being the ultimate approval instance. After the approval these products and services are monitored, in order to identify events in a timely manner that may pose reputational risk, reported to the Comitê Local de Comercialização (Local Commercialization Committee).

f) Compliance with the new regulatory framework

The Santander Bank has assumed from the outset a firm commitment to the principles underlying the “Revised Framework of International Convergence of Capital Measurement and Capital Standards” (Basel II). This framework allows entities to make internal estimates of the capital they are required to hold in order to safeguard their solvency against events caused by various types of risk. As a result of this commitment, the Santander Bank has devoted all the human and material resources required to ensure the success of the Basel II implementation plan. For this purpose, a Basel II team was created in the past, consisting of qualified professionals from the Bank’s different areas: mainly Risks, Technology and Operations, the Controller’s Unit, Financial Management, Internal Audit -to verify the whole process, as the last layer of control at the entity-, and Business -particularly as regards the integration of the internal models into management. Additionally, specific work teams have been set up to guarantee the proper management of the most complex aspects of the implementation.

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

In addition to the supervisory validation and approval process, the Banco Santander continued in 2012 with the project for the progressive implementation of the technology platforms and methodological developments required for the roll-out of the AIRB approaches for regulatory capital calculation purposes. Therefore, the Bank expects to apply advanced approaches for the calculation of regulatory capital requirements at its business units in Brazil in 2014, after the required approval from the supervisory authorities has been obtained.

Regarding the other risks addressed under Pillar I of Basel II, the Banco Santander is developing internal models for market risk and will remain using the standardized method for operational risk, since it considers the premature use of advanced models (AMA) for this purpose . Regarding the Market Risk, Banco Santander presented his candidacy in the second half of 2011, pending approval with the regulators for the use of internal models for calculating regulatory capital.

Pillar 2 is another significant line of action under the Basel II Corporate Framework. In addition to reviewing and strengthening the methodology supporting the economic capital model, the technology was brought into line with the platform supporting Pillar 1, so that all the information on credit risk will come from this source when Brazil implement internal models under Pillar I.

Besides the Basel II implementations, Santander Bank is involved with the studies for the implementation of Basel III, as preliminaries guidelines and the schedule released by Bacen. The studies involve methodology for ascertainment of the Regulatory Capital, minimum Requirements of RC’s maintenance, level I from RC and Total Capital and Creation of Additional of Countercyclical Buffers and Conservation.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

f.2) Capital Management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory body and contributing to achieving the goals of the classification of rating agencies and investors’ expectations. The capital management includes securitization, sale of assets, raising capital through issue of shares, subordinated liabilities and hybrid instruments.

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

g) Economic capital

g.1) Main objectives

The development of economic capital models across the financial world was aimed at addressing a fundamental problem of regulatory capital, the Risk Sensitiveness.

In this context, economic capital models are primarily designed to yield risk sensitive estimations allowing a more accurately management risk, as well as a better economic capital allocation among different units within the organization.

The Banco Santander has been making all the efforts to build a robust economic capital model and integrate it fully in the management of the business.

The main objectives of Banco Santander’s Economic Capital framework are:

1 – Consolidate Pillar I and other risks that affect business activities into a single quantitative model, as well as fine tune capital estimations by establishing correlations between the different risks;

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

g.2) The Economic Capital Model

When calculating economic capital, it is the Bank’s responsibility to define the levels of losses that must be covered. Thus, it uses a level of confidence necessary to ensure the continuation of its business. Santander has adopted a confidence level above the 99.90% required by Basel II.

The risk profile in Brazil is distributed by the risks of Credit, Market, ALM, Business, Operational and Fixed Assets. However, to anticipated the changes proposed by Basel III, there are new risks introduced to the Economic Capital Model: Intangible Assets, Pension Funds (Defined Benefit) and Deferred Tax Assets, which allow the Bank to adopt a more conservative and prudent management.

	New	2012
% Capital	Methodology	Comparison	2011	2010
Risk Type
Credit	57%	65%	63%	53%
Market	4%	4%	4%	7%
ALM	5%	6%	7%	12%
Business	8%	9%	9%	11%
Operational	13%	14%	16%	16%
Fixed Assets	1%	1%	1%	1%
Intangible Assets	4%	—	—	—
Pension Funds	3%	—	—	—
Deferred Tax Assets	5%	—	—	—
TOTAL	100%	100%	100%	100%

Nevertheless, the Credit is the main source of Santander’s risk and the increase of the loan portfolio is the main responsible for your change over year. The Credit risk is respectively followed by the Operational risk, Business risk and ALM risk, as the most representative.

The Operational Risk is assessed by the Standardized approach which applies Beta factors to the Gross Income that is very punitive for countries with high spreads such as Brazil.

Banco Santander periodically assesses the level and evolution of the RORAC of its main business units. The RORAC is the profit generated over its economic capital employed, and is calculated using the following formula:

RoRAC=Profit/Economic Capital

Banco Santander also conducts capital planning aiming to obtain future projections of economic and regulatory capital. The forecasts obtained are incorporated into the various scenarios in a coherent way, including their strategic objectives (organic growth, M&A, pay-out ratio, debt issues, etc). Possible capital management strategies are identified to optimize the Bank’s solvency and return on capital.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

RoRAC

Banco Santander has been using RoRAC, with the following purposes:

1 – To analyze and set a minimum price for operations (admissions) and clients (monitoring);

2 – To estimate the capital consumption of each client, economic groups, portfolio or business segments in order to optimize the allocation of economic capital, thus maximizing the bank’s efficiency; and

3 – To measure and follow the performance of its businesses.

For assessing each transaction with our global clients the economic capital takes into consideration some variables in order to calculate the Expected and Unexpected losses.

Amongst these variables it is taken into consideration:

1 – Counterparty rating;

2 – Maturity;

3 – Guarantees;

4 – Type of financing;

The return on capital is determined by the cost of capital. In order to create value for the shareholders the minimum return that a transaction must yield must be higher than Banco Santander’s cost of capital. A transaction which does not cover the cost of capital is not approved.

46. Supplementary information — Conciliation of shareholders’ equity and net income

The table below present a conciliation of shareholders’ equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousands of Reais	Note	2012	2011	2010

Shareholders’ equity attributed under to the Parent Brazilian GAAP		65,869,363	65,578,565	64,850,978
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	7,032	13,840	(251)
Redesignation of financial instruments to available-for-sale	b	460,340	303,686	558,032
Impairment on loans and receivables	c	80,413	1,128,106	220,590
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d	394,823	545,763	300,000
Reversal of goodwill amortization	e	13,423,171	9,786,227	6,682,775
Realization on purchase price adjustments	f	1,068,715	708,533	639,520
Share based payments	g	—	34,132	20,976
Others		12,994	(85,820)	52,698
Shareholders’ equity attributed to the parent under IFRS		81,316,851	78,013,032	73,325,318
Non-controlling interest under IFRS		249,260	18,960	8,076
Shareholders’ equity (including non-controlling interest) under IFRS		81,566,111	78,031,992	73,333,394

Thousands of Reais	Note	2012	2011	2010

Net income attributed to the Parent under Brazilian GAAP		2,691,802	3,557,203	3,863,298
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	(20,797)	18,918	(17,887)
Redesignation of financial instruments to available-for-sale	b	(118,847)	18,402	(16,300)
Impairment on loans and receivables	c	(628,474)	907,516	219,630
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d	(150,940)	245,763	82,795
Reversal of goodwill amortization	e	3,636,944	3,103,452	3,241,146
Realization on purchase price adjustments	f	(59,037)	69,013	(87,581)
Pension plan discount rate	h	—	—	(1,082)
Others		98,009	(172,342)	98,074
Net income attributed to the parent under IFRS		5,448,660	7,747,925	7,382,093
Non-controlling interest under IFRS		10,618	7,928	481
Net income (including non-controlling interest) under IFRS		5,459,278	7,755,853	7,382,574

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a) Classification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, financing and deposits that meet these parameters, as the “other financial assets at fair value through profit or loss”, as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

b) Redesignation of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments, for example, in debt securities at amortized cost and equity securities at cost. At the time of preparing this balance sheet, management revised its strategy for managing their investments and in accordance with the premises of the Central Bank Circular 3068, were reclassified debt securities category for “negotiation” with record in fair value through profit or loss. Under IFRS, the Bank has classified these investments as available for sale, measuring them at fair value with changes recognized in the “Consolidated statements of comprehensive income”, within the scope of IAS 39 “Financial Instruments: Recognition and Measurement”, which does not allow reclassification of any financial instrument for the fair value through profit or loss category after initial recognition.

c) Impairment on loans and receivables:

On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 “Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 “Business Combinations”.

d) Deferral of financial fees, commissions and other costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and other costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

e) Reversal of goodwill amortization:

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

f) Realization on purchase price adjustments:

As part of the allocation of the purchase price related to the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

• The appropriation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is appropriated by its average realization period.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

g) Share based payments:

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2 “share based payments”, the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BRGAAP it is accounted in “Other Payables - Other”. “. In January 2012, the BRGAAP began to adopt CMN Resolution 3,989/11, which eliminated this difference with IFRS.

h) Pension plan discount rate:

In 2010, the BRGAAP used the discount rate used for benefit obligations reflects the nominal interest rate while IFRS, in accordance with IAS 19 “Employee Benefits” used the rate to market yields of debts instruments. In December 2010, BRGAAP began to adopt CVM Resolution 600/2009, which eliminated the asymmetry with the international standard.

47. Subsequent events

Reduction of Santander Leasing S.A. Arrendamento Mercantil’s Capital

The capital of Santander Leasing was reduced without changing the number of shares issued in the amount of R$5,000,000, to be considered excessive to maintain their activities, according to article 173 of Law 6.404/1976 and under the company’s EGM, held on January 4, 2013.

Such capital reduction will become effective only: (i) upon approval of Bacen, (ii) 60 days after publication of the minutes of the EGM which deliberated on the capital reduction, there has been no opposition from creditors, and (iii) after prior approval of the majority of the debenture holders of Santander Leasing.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

APPENDIX I — SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

		Participation %		Stockholders’	Net Gains
Thousands of Reais	Activity	Direct	Indirect	Equity	(Losses)

Direct and Indirect controlled by Banco Santander (Brasil) S.A.
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (2)	Asset Manager	99.99%	100.00%	172,443	55,313
Banco Bandepe S.A. (2)	Bank	100.00%	100.00%	3,168,549	284,022
Santander Leasing S.A. Arrendamento Mercantil (2)	Leasing	78.57%	99.99%	10,247,511	1,063,864
Aymoré Crédito, Financiamento e Investimento S.A. (2)	Financial	100.00%	100.00%	1,117,959	(103,556)
Santander Brasil Administradora de Consórcio Ltda. (2) (11)	Buying club	100.00%	100.00%	108,036	31,028
Santander Microcrédito Assessoria Financeira S.A. (4)	Microcredit	100.00%	100.00%	19,064	6,571
Santander Brasil Advisory Services S.A. (1) (4)	Other Activities	96.52%	96.52%	12,738	1,438
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (2) (5)	Dealer	100.00%	100.00%	25,381	4,256
Santander Corretora de Câmbio e Valores Mobiliários S.A. (2)	Broker	99.99%	100.00%	301,868	63,142
Santander Participações S.A. (1) (4) (5)	Holding	100.00%	100.00%	1,199,541	190,317
Santander Getnet Serviços para Meios de Pagamento S.A. (Getnet) (4) (8)	Other Activities	50.00%	50.00%	53,271	36,481
Sancap Investimentos e Participações S.A. (4)	Holding	100.00%	100.00%	333,744	116,873
Mantiq Investimentos Ltda. (4) (6)	Other Activities	100.00%	100.00%	6,503	1,703
Santos Energia Participações S.A. (4) (6)	Holding	100.00%	100.00%	5,281	(841)
MS Participações Societárias S.A. (4) (9)	Holding	99.97%	99.97%	26,627	(16,577)
Santander Brasil EFC (2) (7)	Financial	100.00%	100.00%	2,018,347	2,263
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (10)	Insurance Broker	60.65%	60.65%	562,660	8,614

Controlled by Sancap
Santander Capitalização S.A. (3)	Savings and annuities	—	100.00%	272,003	116,889

Controlled by Santander Serviços S.A.
Webmotors S.A. (4) (10)	Other Activities	—	100.00%	70,102	9,680

Brazil Foreign Diversified Payment Rights Finance Company	Securitization	—	(a)	—	—

(a) Company over which effective control is exercised, according with IAS 27 — Consolidated and Separate Financial Statements and SIC 12 — Consolidation — Special Purpose Entities, and there is no equity.

(1) At the Extraordinary General Meeting held on August 26, 2011 the following was approved (i) change in name from Santander Advisory Services S.A. to Santander Participações S.A.; (ii) change in name from Santander CHP S.A. to Santander Brasil Advisory Services S.A.; and (iii) amendment of their by-laws in order to change their legal purposes.

(2) The adjusted stockholders’ equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

(3) The adjusted stockholders’ equity and the net income are in accordance with the pronouncements and interpretations issued by the Accounting Pronouncements Committee (CPC) and countersigned by the National Council of Private Insurance (CNSP) and the Susep.

(4) The adjusted stockholders’ equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law, in conjunction to technical pronouncement of the CPC, correlated to the International Financial Reporting Standards - IFRS.

(5) On August 31,2011 occurred the partial spin-off of CRV DTVM with the version of the split-off portion of Santander Participações, being that the split portion was referring solely to the entire interest held by CRV DTVM in the capital of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities). On the same date, Santander Securities was acquired by Santander Participações. On January 23, 2012 the partial spin-off was approved by the Bacen.

(6) Investment acquired in December 2011.

(7) Independent subsidiary in Spain, established in March 2012.

(8) Banco Santander holds power in decisions related to business strategy, also the bank enables to Getnet the use of the branch network and the Bank’s brand to marketing products which among other factors determines the control of the Bank under the entity.

(9) Investment acquired in February 2011.

(10) Partial spin-off of Santander Participações, based version of the spun-off assets to Santander Serviços (“Partial Spin-Off) held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet as at November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços; Capital increase in Santander Serviços in December 31, 2012 amounts of R$371,000, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (“Santusa”), investment entity controlled by Banco Santander Espanha, in Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively. Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A.  — Tecban held by Santusa as sale and purchase agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, is subject to authorization by the Bacen pursuant to Resolution 4.062/2012.

(11) At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcios agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (“Incorporated”) by Santander Brasil Consórcio (“Incorporator”) (“Incorporation”) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012. The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator. On November 30, 2012 this process of incorporation was approved by the Bacen.