Form 20-F/A
period 2013-12-31
Banco Santander (Brasil) S.A.
filed 2014-06-18
CIK 1471055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)
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
Banco Santander, S.A.
New York Branch
45 E. 53rd Street
New York, New York 10022
(212) 350-3604
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Units, each composed of 1 common share, no par value, and 1 preferred share, no par value	New York Stock Exchange*
Common Shares, no par value	New York Stock Exchange*
Preferred Shares, no par value	New York Stock Exchange*
American Depositary Shares, each representing the right to receive one unit which is composed of 1 common share, no par value, and 1 preferred share, no par value, of Banco Santander (Brasil) S.A.	New York Stock Exchange
7.375% Tier 1 Subordinated Perpetual Notes	N/A
6.000% Tier 2 Subordinated Notes due 2024	N/A

*	Not for trading purposes, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.

3,869,849,668 common shares
3,730,990,657 preferred shares

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
Yes ☐                      No ☒

EXPLANATORY NOTE

Santander Brasil is filing this amendment to its annual report on Form 20-F for the year ended December 31, 2013 (filed with the Securities and Exchange Commission on April 30, 2014 (the “original filing”)) to present earnings for the period attributable to each separate class of ordinary and preferred shares and to reflect the effects of the bonus share program and reverse share split implemented by Santander Brasil at the end of May 2014, effective as of June 2, 2014 (collectively, the “reverse share split”) in certain disclosures. The effects of this restatement had no impact on the Bank’s Consolidated Profit, Consolidated Balance Sheets, Consolidated Statements of Changes in Total Equity, Consolidated Statements of Cash Flows or Consolidated Statements of Comprehensive Income for any previously reported periods.

Accordingly, certain required disclosures appearing solely on the following pages have been amended as described below:

Cover page
The composition of the Units and American Depositary Shares has been updated to reflect the reverse share split. In addition, the total number of common shares and preferred shares outstanding has been updated.

Page 4	A summary of the reverse stock split and the changes made in this amendment has been added.
Page 6
The earnings and dividend per share information has been amended to disclose earnings and dividends per common share and per preferred share. It also reflects the reverse share split and the bonus share program.

Page 30	An explanation of Tier 1 and Tier 2 notes conversion has been added.
Page 147	The principal shareholder table was updated to reflect the reverse share split and the bonus share program.
Page 160	The amounts available for distribution as dividends table was amended and the table presenting the amounts of dividends and interest paid to sharesholders was updated to reflect the reverse share split and the bonus share program.
Pages 161-162
A footnote has been added to each of the free float table and the common shares and preferred shares traded on the BM&FBOVESPA tables to indicate that no modifications were made to such table as a result of the reverse share split and the bonus share program.

Page 168	A footnote has been added to indicate that no modifications were made to the description of Units as a result of the reverse share split.
Page 208	The date of issuance of the report of our registered public accounting has been updated to reflect the filing of this amendment.
Page 209	The fees paid to our auditors in connection with the audit of our 2013 annual financial statements has been amended.
Page F-7	The earnings per share information has been amended to disclose earnings per common share and per preferred share. It also reflects the effects of the Bonus Share program and the reverse share split.
Page F-11	The date on which our consolidated financial statements were approved by the Board of Directors has been amended to reflect their approval of the financial statements included herein.
Page F-14	An explanation and a table of the restatement of earnings per share and subsequent share bonus and reverse share split have been added.
Pages F-73 - F-75	Capital and dividend and dividend and interest on Capital have been updated to reflect the effects of the bonus share program and the reverse share split.
Page F-76	The basic earnings per share information has been amended to disclose basic earnings per common share and per preferred share and to reflect the reverse share split and the bonus share program.
Page F-77	The diluted earnings per share information has been amended to disclose diluted earnings per common share and per preferred share and to reflect the reverse share split and the bonus share program.
Page F-85	The fees paid to our auditors in connection with the audit of our 2013 annual financial statements has been amended.
Page F-127	An explanation of the reverse share split and the bonus share program has been added.

In addition, we have attached hereto the exhibits required as a result of this amendment. Except for these specific amendments, we have not made any modifications or updates to the original filing, and all other information contained in the original filing remains unchanged. Other than as described in the table above, this amendment does not describe other information or development occurring after the original filing, including exhibits, or modify or update those disclosures affected by any subsequent events. This amendment should be read in conjunction with our filings with the Securities and Exchange Commission subsequent to the original filing, as information in such reports and documents may update or supersede certain information contained in this amendment. This amendment retains the page numbering of the original filing for ease of reference.

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

Subsequent to the issuance of the Bank's 2013 financial statements, which were originally approved for issuance by the Board of Directors on March 27, 2014, the Bank's management determined the presentation of earnings per share information should be modified to include basic and diluted earnings per share information for each common and preferred class of shares.  As a result, the earnings per share information for each of the three years in the period ended December 31, 2013 have been restated from the amounts previously reported. The effects of this restatement had no impact on the Bank´s consolidated Profit, consolidated balance sheets, consolidated statements of changes in total equity, consolidated statements of cash flows or consolidated statements of comprehensive income for any previously reported periods.

Additionally, as a result of the subsequent Share Bonus and Reverse Share Split transactions approved by the Bank´s shareholders on March 18, 2014 and effective for shareholders of record on June 2, 2014 (see details and additional information of these transaction at Notes 27 and 46), all share and per share information has been retrospectively adjusted for all periods presented to reflect the impacts of the Share Bonus and Reverse Share Split transactions.

Income Statement Data

	For the year ended December 31,
	2013	2013	2012	2011	2010	2009
	(in millions of U.S.$)(1)	(in millions of R$)
Interest and similar income	21,863	51,217	52,644	51,716	40,887	39,324
Interest expense and similar charges	(9,706)	(22,738)	(21,057)	(23,920)	(16,823)	(17,182)
Net interest income	12,157	28,479	31,587	27,796	24,064	22,142
Income from equity instruments	35	81	94	94	52	30
Income from companies accounted for by the equity method	39	91	73	54	44	295
Fee and commission income	4,586	10,742	9,611	8,629	7,668	7,013
Fee and commission expense	(1,127)	(2,641)	(2,001)	(1,429)	(998)	(910)
Gains (losses) on financial assets and liabilities (net)	(489)	(1,146)	(548)	(134)	1,458	2,716
Exchange differences (net)	235	551	378	(121)	417	(51)
Other operating income (expenses)	(190)	(445)	(623)	(378)	(348)	(115)
Total income	15,246	35,712	38,571	34,511	32,357	31,120
Administrative expenses	(5,912)	(13,850)	(13,773)	(12,783)	(11,769)	(11,483)
Depreciation and amortization	(534)	(1,252)	(1,201)	(1,000)	(655)	(680)
Provisions (net)(2)	(1,149)	(2,692)	(2,057)	(2,985)	(1,922)	(3,459)
Impairment losses on financial assets (net)(3)	(6,027)	(14,118)	(16,476)	(9,382)	(8,234)	(9,966)
Impairment losses on other assets (net)	(147)	(345)	(38)	(39)	(21)	(901)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	196	460	501	5	(59)	3,369
Gains (losses) on non-current assets held for sale not classified as discontinued operations	44	103	(52)	447	199	32
Operating profit before tax	1,717	4,018	5,475	8,774	9,896	8,032
Income taxes	(100)	(233)	(37)	(1,101)	(2,572)	(2,583)
Net Profit from Continuing Operations	1,617	3,785	5,438	7,673	7,323	5,450
Discontinued Operations	879	2,063	55	74	85	66
Consolidated Profit for the Year	2,496	5,848	5,493	7,747	7,408	5,516

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank at December 31, 2013, for reais into U.S. dollars of R$2.3426 to U.S.$1.00.

(2)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

(3)	Net provisions to the credit loss allowance less recovery of loans previously written off.

Earnings and Dividend per Share Information

	For the year ended December 31,
	2013 (1)(2)	2012 (1)(2)	2011 (1)(2)	2010 (1)(2)	2009 (1)(2)
Basic Earnings per 1,000 shares
From continuing and discontinued operations
Basic Earnings per shares (reais)
Common shares	719.89	689.29	970.56	928.91	803.45
Prefered shares	791.87	758.22	1,067.62	1,021.80	883.79
Diluted Earnings per shares (reais)
Common shares	719.60	688.87	970.56	928.91	803.45
Prefered shares	791.56	757.75	1,067.62	1,021.80	883.79
Basic Earnings per shares (U.S. dollars)(1)
Common shares	307.30	337.31	517.41	557.24	461.51
Prefered shares	338.03	371.04	569.15	612.96	507.66
Diluted Earnings per shares (U.S. dollars)(1)
Common shares	307.18	337.10	517.41	557.24	461.51
Prefered shares	337.90	370.81	569.15	612.96	507.66
From continuing operations
Basic Earnings per shares (reais)
Common shares	460.35	682.34	961.25	918.27	793.80
Prefered shares	506.38	750.57	1,057.38	1,010.10	873.18
Diluted Earnings per shares (reais)
Common shares	460.16	681.92	961.25	918.27	793.80
Prefered shares	506.18	750.11	1,057.38	1,010.10	873.18
Basic Earnings per shares (U.S. dollars)(1)
Common shares	196.51	333.92	512.45	550.85	455.97
Prefered shares	216.06	367.31	563.69	605.94	501.57
Diluted Earnings per shares (U.S. dollars)(1)
Common shares	196.43	333.70	512.45	550.85	455.97
Prefered shares	216.08	367.07	563.69	605.94	905.57
From discontinued operations
Basic Earnings per shares (reais)
Common shares	259.54	6.95	9.31	10.64	9.65
Prefered shares	285.49	7.65	10.24	11.71	10.61
Diluted Earnings per shares (reais)
Common shares	259.43	6.95	9.31	10.64	9.65
Prefered shares	285.38	7.64	10.24	11.71	10.61
Basic Earnings per shares (U.S. dollars)(1)
Common shares	110.79	3.40	4.96	6.38	5.54
Prefered shares	121.87	3.74	5.46	7.02	6.10
Diluted Earnings per shares (U.S. dollars)(1)
Common shares	110.75	3.40	4.96	6.38	5.54
Prefered shares	121.82	3.74	5.46	7.02	6.10
Dividends and interest on capital
per shares(2)
Common shares (reais)	302.15	335.73	398.43	443.95	215.17
Prefered shares (reais)	332.36	369.30	438.28	488.34	236.69
Common shares (U.S. dollars)	128.98	164.29	212.41	266.31	123.60
Prefered shares (U.S. dollars)	141.88	180.72	233.65	292.95	135.96
Weighted average share outstanding (in thousands) – basic
Common shares	3,858,717	3,860,354	3,869,850	3,869,850	3,339,107
Prefered shares	3,719,858	3,721,493	3,730,991	3,730,991	3,203,884
Weighted average share outstanding (in thousands) – diluted
Common shares	3,860,239	3,862,679	3,869,850	3,869,850	3,339,107
Prefered shares	3,721,380	3,723,817	3,730,991	3,730,991	3,203,884

(1)
These figures have been restated from the amounts previously reported to present earnings for the period attributable to each separate class of ordinary shares and preferred shares. Refer to Note 1.e of the Consolidated Financial Statements.

(2)	These figures have been calculated based on the new number of shares resulted from a bonus issue and a reverse share split. Refer to Note 1.e and Note 46 of the Consolidate Financial Statements.

Balance Sheet Data

	At December 31,
	2013	2013	2012	2011	2010	2009
	(in millions of U.S.$)(1)	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank	22,075	51,714	55,535	65,938	56,800	27,269
Financial assets held for trading	12,887	30,189	31,638	29,901	24,821	20,116
Other financial assets at fair value through profit or loss(2)	554	1,298	1,228	665	17,940	16,295
Available-for-sale financial assets	19,759	46,287	44,149	44,608	47,206	46,406
Loans and receivables	110,466	258,778	226,957	202,757	174,106	152,163
Hedging derivatives	151	353	156	81	116	163
Non-current assets held for sale	117	275	166	132	67	172
Investments in associates and joint ventures	454	1,064	472	422	371	419
Tax assets	9,417	22,060	21,497	17,017	15,117	15,960
Other assets	2,171	5,085	5,601	4,803	3,915	4,087
Tangible assets	2,939	6,886	5,938	5,008	4,518	3,702
Intangible assets	12,407	29,064	29,271	29,245	29,960	29,402
Total assets	193,398	453,053	422,608	400,579	374,937	316,154
Average assets	185,813	435,286	408,143	394,788	341,956	298,355

	At December 31,
	2013	2013	2012	2011	2010	2009
	(in millions of U.S.$)(1)	(in millions of R$)
Liabilities
Financial liabilities held for trading	5,786	13,554	5,352	5,047	4,785	4,435
Other financial liabilities at fair value through profit or loss	—	—	—	—	—	2
Financial liabilities at amortized cost	140,741	329,701	306,976	291,452	253,341	203,568
Deposits from the Brazilian Central Bank and deposits from credit institutions	14,527	34,032	35,074	51,527	42,391	21,196
Customer deposits	85,442	200,156	188,595	174,474	167,949	149,440
Marketable debt securities	27,875	65,301	54,012	38,590	20,087	11,439
Subordinated debts	3,802	8,906	11,919	10,908	9,695	11,305
Other financial liabilities	9,095	21,306	17,376	15,952	13,218	10,188
Hedging derivatives	269	629	282	36	—	10
Liabilities for insurance contracts			—	—	19,643	15,527
Provisions(3)	4,650	10,892	12,775	11,358	10,082	9,933
Tax liabilities	4,991	11,693	13,784	11,876	10,530	9,457
Other liabilities	2,105	4,928	4,303	3,928	3,606	4,228
Total liabilities	158,542	371,397	343,472	323,696	301,986	247,160
Stockholders’ equity	35,575	83,340	79,921	77,117	72,653	68,762
Other Comprehensive Income	(842)	(1,973)	(1,022)	(254)	290	231
Non-controlling interests	123	289	237	19	8	1
Total Stockholders’ Equity	34,856	81,655	79,136	76,882	72,951	68,994
Total liabilities and stockholders’ equity	193,398	453,053	422,608	400,578	374,937	316,154
Average interest-bearing liabilities	122,676	287,382	265,328	244,453	198,453	184,332
Average stockholders’ equity	34,541	80,916	77,886	75,606	72,495	55,920

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank at December 31, 2013, for reais into U.S. dollars of R$2.3426 to U.S.$1.00.

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

Conversion:

Tier I Notes

The amount due on Tier 1 Notes shall be converted on a permanent basis through capitalization of credits, based on the Conversion Formula, to Common Shares and Preferred Shares of Santander Brasil, in accordance with the proportion between Common Shares and Preferred Shares necessary to form Units by the time of the effective conversion, eligible for inclusion in Common Equity Tier 1 Capital, issued as part of the authorized capital of the Issuer upon the occurrence of the following events or other events as may be determined by the Central Bank or by any competent Brazilian Governmental Authority (each, a “Tier 1 Notes Conversion Event”):

(i)
if Santander Brasil announces, in the manner set forth by the Central Bank, that it's Common Equity Tier 1 Capital is at a level lower than 5.125% of the RWA amount determined in accordance with Resolution 4,193, or lower than any other rate that may be established by the Central Bank or any other competent Brazilian Governmental Authority;

(ii)	the execution of a commitment of capital contribution to Santander Brasil, if the exception set forth in the heading of article 28 of Brazilian Supplementary Law No. 101 of May 4, 2000 is verified;

(iii)	decree, by the Central Bank, of a temporary special administration regime or intervention in Santander Brasil’s business;

(iv)	determination, by the Central Bank, based on criteria established by the CMN, of conversion of the Notes; or

(v)
the occurrence of an event provided for in the Statutory Loss Absorption Regime issued by any competent authority that results in a determination that Santander Brasil has become a Non-Viable Institution.

Tier 2 Notes

The amount due on the Tier 2 Notes shall be converted on a permanent basis through capitalization of credits, based on the Conversion Formula, to Common Shares and Preferred Shares of Santander Brasil, in accordance with the proportion between Common Shares and Preferred Shares necessary to form Units by the time of the effective conversion, eligible for inclusion in Common Equity, issued as part of the authorized capital of the issuer, upon the occurrence of the following events, or other events as may be determined by the Central Bank or by any competent Brazilian Governmental Authority (each, a “Tier 2 Notes Conversion Event”, any Tier 1 Notes Conversion Event or Tier 2 Notes Conversion Event being referred to as a “Conversion Event”):

(i)
if Santander Brasil announces, in the manner set forth by the Central Bank, that it's Common Equity Tier 1 Capital is at a level lower than 4.5% of the RWA amount determined in accordance with Resolution 4,193, or lower than any other rate that may be established by the Central Bank or any other competent Brazilian Governmental Authority;

(ii)	the execution of a commitment of capital contribution to Santander Brasil, if the exception setforth in the heading of article 28 of the Brazilian Supplementary Law No. 101 of May 4, 2000 is verified;

(iii)	decree, by the Central Bank, of a temporary special administration regime or intervention in Santander Brasil’s business;

(iv)	determination, by the Central Bank, based on criteria established by the CMN, of conversion of the Notes;

(v)
the occurrence of an event provided for in the Statutory Loss Absorption Regime issued by any competent authority that results in a determination that Santander Brasil has become a Non-Viable Institution.

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

(2)	Divided payout ratio for all outstanding common and preferred shares (dividends declared per share divided by net income per share).

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

6E.	Share Ownership

The following table provides the names of our directors and executive officers who owned shares of Santander Brasil as of December 31, 2013.

Shareholder	Common Shares (*)	Percentage of Outstanding Common Shares	Preferred Shares (*)	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Amancio Acurcio Gouveia	569,415	(1)	517,650	(1)	(1)
Ana Paula Nader Alfaya	140,690	(1)	127,900	(1)	(1)
Antonio Pardo de Santayana Montes	1,521,905	(1)	1,383,550	(1)	(1)
Carlos Alberto López Galán	2,286,515	(1)	2,078,650	(1)	(1)
Carlos Alberto Seiji Nomoto	67,540	(1)	61,400	(1)	(1)
Cassio Schmitt	1,010,845	(1)	918,950	(1)	(1)
Cassius Schymura	1,138,995	(1)	1,035,450	(1)	(1)
Celso Clemente Giacometti	1	(1)	0	(1)	(1)
Conrado Engel	5,523,595	(1)	5,021,450	(1)	(1)
Ede Ilson Viani	1,533,565	(1)	1,394,150	(1)	(1)
Eduardo Müller Borges	2,040,555	(1)	1,855,050	(1)	(1)
Flavio Tavares Valadão	6,177,930	(1)	5,616,300	(1)	(1)
Gilberto Duarte de Abreu Filho	1,029,930	(1)	936,300	(1)	(1)
Ignacio Dominguez Adame Bozzano	2,322,155	(1)	2,111,050	(1)	(1)
Jamil Habibe Hannouche	1,156,980	(1)	1,051,800	(1)	(1)
Jesus Maria Zabalza Lotina	825,000	(1)	750,000	(1)	(1)
João Guilherme de Andrade So Consiglio	4,369,145	(1)	3,971,950	(1)	(1)

Shareholder	Common Shares (*)	Percentage of Outstanding Common Shares	Preferred Shares (*)	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Jose Alberto Zamorano Hernandez	558,195	(1)	507,450	(1)	(1)
José Antonio Alvarez Alvarez	1	(1)	0	(1)	(1)
José de Paiva Ferreira	468,051	(1)	425,500	(1)	(1)
José Manuel Tejon Borrajo	1	(1)	0	(1)	(1)
José Roberto Machado Filho	2,409,935	(1)	2,190,850	(1)	(1)
Luiz Felipe Taunay Ferreira	1,349,370	(1)	1,226,700	(1)	(1)
Manoel Marcos Madureira	702,075	(1)	638,250	(1)	(1)
Mara Regina Lima Alves Garcia	585,640	(1)	532,400	(1)	(1)
Marcelo Zerbinatti	710,325	(1)	645,750	(1)	(1)
Marcio Aurelio de Nobrega	1,072,225	(1)	974,750	(1)	(1)
Marco Antônio Martins de Araújo Filho	1,798,885	(1)	1,635,350	(1)	(1)
Maria Eugênia Andrade Lopez Santos	2,059,860	(1)	1,872,600	(1)	(1)
Mauro Siequeroli	710,215	(1)	645,650	(1)	(1)
Miguel Angel Albero Ocerin	1,097,250	(1)	997,500	(1)	(1)
Nilo Sérgio Silveira Carvalho	1,029,930	(1)	936,300	(1)	(1)
Nilton Sergio Silveira Carvalho	44,165	(1)	40,150	(1)	(1)
Oscar Rodriguez Herrero	1,527,735	(1)	1,388,850	(1)	(1)
Pedro Carlos Araújo Coutinho	2,811,600	(1)	2,556,000	(1)	(1)
Ramón Sanchez Díez	733,040	(1)	666,400	(1)	(1)
Reginaldo Antonio Ribeiro	716,210	(1)	651,100	(1)	(1)
Roberto de Oliveira Campos Neto	10,748,870	(1)	9,771,700	(1)	(1)
Ronaldo Yassuyuki Morimoto	4,640,845	(1)	4,218,950	(1)	(1)
Sergio Gonçalves	810,975	(1)	737,250	(1)	(1)
Thomas Gregor ILG	808,720	(1)	735,200	(1)	(1)
Vanessa de Souza Lobato Barbosa	44,165	(1)	40,150	(1)	(1)
Viviane Senna Lalli	1	(1)	0	(1)	(1)
Wilson Luiz Matar	227,535	(1)	206,850	(1)	(1)
Other Employees	154,108,367	0.07%	141,275,784	0.08%	0.08%

(1)	Owns less than 0.01%.

(*)
No modifications or updates have been made to the share amounts to reflect the bonus share program and reverse split implemented by Santander Brasil at the end of May 2014, effective as of June 2, 2014.

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

The following table presents the beneficial ownership of our common and preferred shares as at December 31, 2013.

	2013
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,115,472	28.8%	1,027,471	27.5%	2,142,943	28.2%
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Santander Insurance Holding (1)	3,758	0.1%	179	0.0%	3,936	0.1%
Qatar Holding, LLC	196,462	5.1%	196,462	5.3%	392,924	5.2%
Treasury shares	18,572	0.5%	18,572	0.5%	37,144	1.0%
Employees	2,802	0.1%	2,824	0.1%	5,626	0.1%
Other minority shareholders	723,201	18.7%	751,839	20.2%	1,475,040	19.4%
Total	3,869,850		3,730,991		7,600,840

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

The following tables set forth the amounts available for distribution as dividends based on the Brazilian GAAP calculation of net income. The reconciliation of net income under Brazilian GAAP to net income under IFRS is presented in note 45 to our audited consolidated financial statements for the years ended December 31, 2013, 2012 and 2011.

	For the year ended December 31,
	2013	2012	2011
	(in millions of R$)
Net Income attributed under Brazilian GAAP	1,626	3,187	3,570
(-) Legal Reserve	81,3	159	178
(=) Amounts Available for distribution	1,544	3,028	3,392
Mandatory Dividends – 25.0%	386	757	848
Interest on Shareholder’s Equity	300	1,020	1,550
Dividends	2,100	1,650	1,625
Total (Interest on Shareholder’s Equity and Dividends)	2,400	2,670	3,175
Dividends distributed in excess to the Mandatory Dividend	2,013	1,913	2,327

History of Payment of Dividends and Interest Attributable to Shareholders’ Equity

In 2013, we declared dividends and interest on shareholders’ equity in the gross amount of R$2,400 million, R$950 million of which was paid on August 29, 2013 and R$1,450 million of which was paid on February 26, 2014.

The table below shows the amounts paid to our shareholders in the periods indicated.

	For the year ended December 31,
	2013	2012	2011	2010	2009
	(in millions of R$)
Dividends	2,100	1,650	1,625	1,780	750
Interest attributable to shareholders’ equity	300	1,020	1,550	1,760	825
Total	2,400	2,670	3,175	3,540	1,575
Dividends and interest on capital per 1,000 shares (reais)
Common shares	302.15	335.73	398.43	443.95	215.17
Preferred shares	332.36	369.30	438.28	488.34	236.69

8B.	Significant Changes

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

The following table shows our outstanding publicly traded common shares and preferred shares:
Free Float	BM&FBOVESPA	NYSE
Common shares (*)	16,450,396,710	32,300,468,200
Preferred shares (*)	14,954,906,100	29,364,062,000
Total	31,405,302,810	61,664,530,200

(*)
No modifications or updates have been made to the share amounts to reflect the bonus share program and reverse split implemented by Santander Brasil at the end of May 2014, effective as of June 2, 2014.

Units, Common and Preferred Shares traded on BM&FBOVESPA

The table below sets forth the high, low and last daily sales prices in reais for our shares on the BM&FBOVESPA for the periods indicated.

	Reais per share – SANB3 (Common Shares) (*)
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

(*)
No modifications or updates have been made to the per share amounts to reflect the bonus share program and reverse split implemented by Santander Brasil at the end of May 2014, effective as of June 2, 2014.

	Reais per share – SANB4 (Preferred Shares) (*)
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

(*)
No modifications or updates have been made to the per share amounts to reflect the bonus share program and reverse split implemented by Santander Brasil at the end of May 2014, effective as of June 2,2014.

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

Description of Units(*)

The Units are share deposit certificates representing 55 common shares and 50 preferred shares, all of them free and unencumbered. The shares represented by the Units shall be registered in a trust account as linked to the Units,

(*) No modifications of updates have been made to the share amounts contained in each unit to reflect the bonus share program and reverse split implemented by Santander Brasil at the end of May 2014, effective as of June 2, 2014.

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

15C.	Audit Report of the Registered Public Accounting Firm

For the report of Deloitte Touche Tohmatsu Auditores Independentes, our Registered Public Accounting firm, dated June 18, 2014, on the effectiveness of our Internal Control over financial reporting as of December 31, 2013, see “Item 18. Financial Statements.”

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

ITEM 16C. Principal Accountant Fees and Services

The balance of “Other general administrative expenses—Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I of the consolidated financial statements included elsewhere in this annual report) to their respective auditors, Deloitte Touche Tohmatsu, as follows:

	For the year ended December 31,
	2013	2012
	(in millions of R$)
Audit of the annual financial statements of the companies audited by Deloitte (constant scope of consolidation)	14.4	11.1

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

ITEM 19. Exhibits

(a)   Index to Consolidated Financial Statements

(b)   List of Exhibits.

Exhibit Number	Description
1.1	English translation of By-laws of Santander Brasil, amended and restated on November 1, 2013 (incorporated by reference to the original filing).

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

2.3	Subordinated Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee (incorporated by reference to the original filing).

2.4
First Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to the original filing).

2.5
Second Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to the original filing).

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

8.1	List of Subsidiaries (incorporated by reference as Appendix I of our Consolidated Financial Statements filed with this Form 20-F).

11.1	English translation of the Code of Ethics of Santander Brasil (incorporated by reference to the original filing).

12.1	Section 302 Certification by the principal executive officer.

12.2	Section 302 Certification by the principal financial officer.

13.1	Section 906 Certification by the chief executive officer.

13.2	Section 906 Certification by the chief financial officer.

15.1	Consent of Deloitte Touche Tohmatsu Auditores Independentes.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER (Brasil) S.A.

By:	/s/ Jesús Maria Zabalza Lotina
	Name:	Jesús Maria Zabalza Lotina
	Title:	Chief Executive Officer

Date: June 18, 2014

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS

INDEX			Page
Independent Auditors' Report			F-	1
Independent Auditors' Report Regarding Internal Central			F-	3
Consolidated Balance Sheets			F-	5
Consolidated Income Statements			F-	7
Consolidated Statements of Comprehensive Income			F-	8
Consolidated Statements of Changes in Total Equity			F-	9
Consolidated Cash Flows Statements for			F-	10
Notes to the Consolidated Financial Statements
Note	1	Introduction, basis of presentation of the consolidated financial statements and other information	F-	11
Note	2	Accounting policies and measurement bases	F-	14
Note	3	Change in the scope of consolidation	F-	32
Note	4	Cash and balances with the Brazilian Central Bank	F-	33
Note	5	Loans and amounts due from credit institutions	F-	33
Note	6	Debt instruments	F-	34
Note	7	Equity instruments	F-	34
Note	8	Derivatives financial instruments and Short positions	F-	35
Note	9	Loans and advances to customers	F-	43
Note	10	Non-current assets held for sale	F-	46
Note	11	Investments in associates and joint ventures	F-	47
Note	12	Tangible assets	F-	50
Note	13	Intangible assets - Goodwill	F-	51
Note	14	Intangible assets - Other intangible assets	F-	52
Note	15	Other assets	F-	53
Note	16	Deposits from the Brazilian Central Bank and Deposits from credit institutions	F-	53
Note	17	Customer deposits	F-	54
Note	18	Marketable debt securities	F-	54
Note	19	Subordinated liabilities	F-	56
Note	20	Other financial liabilities	F-	58
Note	21	Provisions	F-	58
Note	22	Tax assets and liabilities	F-	68
Note	23	Other liabilities	F-	70
Note	24	Other Comprehensive Income	F-	71
Note	25	Non-controlling interests	F-	73
Note	26	Shareholders’ equity	F-	73
Note	27	Earnings per share	F-	76
Note	28	Operational Ratios	F-	77
Note	29	Interest and similar income	F-	78
Note	30	Interest expense and similar charges	F-	78
Note	31	Income from equity instruments	F-	78
Note	32	Fee and commission income	F-	79
Note	33	Fee and commission expense	F-	79
Note	34	Gains (losses) on financial assets and liabilities (net)	F-	80
Note	35	Exchange differences (net)	F-	80
Note	36	Other operating income (expense)	F-	80
Note	37	Personnel expenses	F-	80
Note	38	Other administrative expenses	F-	85
Note	39	Gains (losses) on disposal of assets not classified as non-current assets held for sale	F-	85
Note	40	Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations	F-	85
Note	41	Other disclosures	F-	86
Note	42	Operating segments	F-	93
Note	43	Related party transactions	F-	96
Note	44	Risk management	F-	105
Note	45	Supplementary information – Reconciliation of shareholders’ equity and net income	F-	125
Note	46	Subsequent events	F-	127
APPENDIX I		SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.	F-	128
Management Reports			F-	130
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

As discussed in note 1.e) to the consolidated financial statements, the accompanying 2013 consolidated income statements have been restated to present earnings per share information attributable to each separate class of common and preferred shares.

As also discussed in note 1.e) to the consolidated financial statements, the accompanying consolidated financial statements have been retrospectively adjusted for the effects of the subsequent Share Bonus and Reverse Share Split transactions.

As discussed in note 1.b) to the consolidated financial statements, the accompanying balance sheets as of December 31, 2012 and 2011, and the related statements of income, comprehensive income, changes in equity and cash flows for the two years ended December 31, 2012, have been retrospectively adjusted as a result of changes in accounting policies related to the adoption of International Accounting Standard - IAS 19 (R) - Employee Benefits.

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

Deloitte Touche Tohmatsu

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Bank’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and our report dated June 18, 2014 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu
Auditores Independentes
São Paulo, Brazil
June 18, 2014

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the consolidated balance sheets as of December 31, 2013, 2012 and 2011, and related consolidated statements of income, comprehensive income, changes in total equity and cash flows for each of the three years in the period ended December 31, 2013 of Banco Santander (Brasil) S.A. and subsidiaries ("Bank"). Our report dated June 18, 2014 expressed an unqualified opinion on those consolidated financial statements and included explanatory paragraphs relating to (a) the restatement to correct the presentation of earnings per share information attributable to each separate class of common and preferred shares, (b) the retrospective adjustments as a result of the subsequent Share Bonus and Reverse Share Split transactions, (c) the retrospective adjustments as a result of changes in accounting policies related to the adoption of International Accounting Standard - IAS 19 (R) - Employee Benefits and (d) the supplementary information included in note 41.j) under the caption Statements of Value Added.

/s/ Deloitte Touche Tohmatsu
Auditores Independentes
São Paulo, Brazil
June 18, 2014

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

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
(Thousands of Brazilian Reais - R$, except for per share data)

	Note	2013	2012 - adjusted	2011 - adjusted

Interest and similar income	29	51,217,046	52,643,537	51,716,177
Interest expense and similar charges	30	(22,737,825)	(21,056,577)	(23,920,100)
Interest Net Income		28,479,221	31,586,960	27,796,077
Income from equity instruments	31	81,286	93,734	93,611
Income from companies accounted for by the equity method	11	91,342	73,322	54,216
Fee and commission income	32	10,741,623	9,610,855	8,628,720
Fee and commission expense	33	(2,641,167)	(2,000,929)	(1,429,279)
Gains (losses) on financial assets and liabilities (net)	34	(1,145,887)	(548,200)	(133,907)
Financial assets held for trading		(2,599,638)	(1,456,070)	(902,167)
Other financial instruments at fair value through profit or loss		44,000	238,208	57,039
Financial instruments not measured at fair value through profit or loss		1,406,375	655,838	685,355
Other		3,376	13,824	25,866
Exchange differences (net)	35	551,059	378,033	(121,364)
Other operating income (expense)	36	(444,888)	(623,493)	(377,701)
Total Income		35,712,589	38,570,282	34,510,373
Administrative expenses		(13,850,360)	(13,772,733)	(12,782,784)
Personnel expenses	37	(7,045,610)	(7,086,356)	(6,607,391)
Other administrative expenses	38	(6,804,750)	(6,686,377)	(6,175,393)
Depreciation and amortization		(1,251,916)	(1,200,875)	(1,000,388)
Tangible assets	12	(726,989)	(724,990)	(570,132)
Intangible assets	14	(524,927)	(475,885)	(430,256)
Provisions (net)	21.b	(2,692,818)	(2,056,606)	(2,985,326)
Impairment losses on financial assets (net)		(14,118,071)	(16,475,596)	(9,381,549)
Loans and receivables	9.c	(13,899,789)	(16,475,596)	(9,381,549)
Other financial instruments not measured at fair value through profit or loss	7	(218,282)	-	-
Impairment losses on other assets (net)		(344,580)	(38,352)	(38,605)
Other intangible assets	14	(285,862)	-	(9,043)
Other assets		(58,718)	(38,352)	(29,562)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	39	459,890	501,006	5,320
Gains (losses) on non-current assets held for sale not classified as discontinued operations	40	103,523	(52,201)	446,776
Operating Profit Before Tax		4,018,257	5,474,925	8,773,817
Income taxes	22	(233,596)	(37,014)	(1,100,923)
Net Profit from Continuing Operations		3,784,661	5,437,911	7,672,894
Discontinued Operations	42	2,063,463	55,313	74,238
Consolidated Profit for the Year		5,848,124	5,493,224	7,747,132
Profit attributable to the Parent		5,723,494	5,482,606	7,739,204
Profit attributable to non-controlling interests	25	124,630	10,618	7,928

	2013	2012	2011
EARNINGS PER SHARE - Continued and Discontinued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)
Common Shares	719.89	689.29	970.56
Preferred Shares	791.87	758.22	1,067.62
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)
Common Shares	719.60	688.87	970.56
Preferred Shares	791.56	757.75	1,067.62
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares	2,777,835	2,660,901	3,755,930
Preferred Shares	2,945,659	2,821,705	3,983,274
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares	2,777,813	2,660,871	3,755,930
Preferred Shares	2,945,681	2,821,735	3,983,274

EARNINGS PER SHARE - Continued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)
Common Shares	460.35	682.34	961.25
Preferred Shares	506.38	750.57	1,057.38
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)
Common Shares	460.16	681.92	961.25
Preferred Shares	506.18	750.11	1,057.38
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares	1,776,356	2,634,056	3,719,901
Preferred Shares	1,883,675	2,793,237	3,945,065
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares	1,776,342	2,634,026	3,719,901
Preferred Shares	1,883,689	2,793,267	3,945,065

EARNINGS PER SHARE - Discontinued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)
Common Shares	259.54	6.95	9.31
Preferred Shares	285.49	7.65	10.24
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)
Common Shares	259.43	6.95	9.31
Preferred Shares	285.38	7.64	10.24
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares	1,001,479	26,845	36,029
Preferred Shares	1,061,984	28,468	38,209
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares	1,001,471	26,845	36,029
Preferred Shares	1,061,992	28,468	38,209

Weighted average share outstanding (in thousands) - Basic
Common Shares	3,858,717	3,860,354	3,869,850
Preferred Shares	3,719,858	3,721,493	3,730,991
Weighted average share outstanding (in thousands) - Diluted
Common Shares	3,860,239	3,862,679	3,869,850
Preferred Shares	3,721,380	3,723,817	3,730,991

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

The consolidated balance sheet as of December 31, 2013, 2012 and 2011 and the related consolidated statement of income, comprehensive income,  changes in total equity, and cash flows for the three years in the period ended December 31, 2013 were approved by the Board of Directors on June 18, 2014.

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

1. Introduction, basis of presentation of the consolidated financial statements and other

Information

b) Basis of presentation of the consolidated financial statements

Standards and Interpretations that became effective after December 31, 2013

• IFRS 15: IFRS 15 was issued in May 2014 and applies to an annual reporting period beginning on or after 1 January 2017. The standard specifies how and when an IFRS reporter will recognise revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. The bank is currently assessing the impact of the standard upon its adoption.

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

e) Restatement of earnings per share and subsequent Share Bonus and Reverse Share Split

Subsequent to the issuance of the Bank's 2013 financial statements, which were originally approved for issuance by the Board of Directors on March 27, 2014, the Bank's management determined the presentation of earnings per share information should be modified to include basic and diluted earnings per share information for each common and preferred class of shares.  As a result, the earnings per share information for each of the three years in the period ended December 31, 2013 have been restated from the amounts previously reported. The effects of this restatement had no impact on the Bank´s consolidated Profit, consolidated balance sheets, consolidated statements of changes in total equity, consolidated statements of cash flows or consolidated statements of comprehensive income for any previously reported periods.

Additionally, as a result of the subsequent Share Bonus and Reverse Share Split transactions approved by the Bank´s shareholders on March 18, 2014 and effective for shareholders of record on June 2, 2014 (see details and additional information of these transaction at Notes 27 and 46, all share and per share information has been retrospectively adjusted for all periods presented to reflect the impacts of the Share Bonus and Reverse Share Split transactions.

The following details the earnings per share information (1) as previously reported, (2) as restated for the presentation for both common and preferred share classes, and (3) as adjusted for the impacts of the Share Bonus and Reverse Share Split transactions:

	2013
	As reported	As Restated	As Adjusted

EARNINGS PER SHARE - Continued and Discontinued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)	14.39
Common Shares		13.74	719.89
Preferred Shares		15.12	791.87
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)	14.38
Common Shares		13.74	719.60
Preferred Shares		15.11	791.56
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares		2,916,854	2,777,835
Preferred Shares		2,806,640	2,945,659
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares		2,916,832	2,777,813
Preferred Shares		2,806,662	2,945,681

EARNINGS PER SHARE - Continued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)	9.2
Common Shares		8.79	460.35
Preferred Shares		9.67	506.38
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)	9.2
Common Shares		8.79	460.16
Preferred Shares		9.66	506.18
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares		1,865,255	1,776,356
Preferred Shares		1,794,776	1,883,675
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares		1,865,241	1,776,342
Preferred Shares		1,794,790	1,883,689

EARNINGS PER SHARE - Discontinued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)	5.19
Common Shares		4.96	259.54
Preferred Shares		5.45	285.49
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)	5.18
Common Shares		4.95	259.43
Preferred Shares		5.45	285.38
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares		1,051,599	1,001,479
Preferred Shares		1,011,864	1,061,984
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares		1,051,591	1,001,471
Preferred Shares		1,011,872	1,061,992

Weighted average share outstanding (in thousands) - Basic	397,875,180
Common Shares		212,229,431	3,858,717
Preferred Shares		185,645,748	3,719,858
Weighted average share outstanding (in thousands) - Diluted	398,035,046
Common Shares		212,313,170	3,860,239
Preferred Shares		185,721,874	3,721,380

	2012
	As reported	As Restated	As Adjusted

EARNINGS PER SHARE - Continued and Discontinued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)	13.77
Common Shares		13.16	689.29
Preferred Shares		14.48	758.22
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)	13.77
Common Shares		13.15	688.87
Preferred Shares		14.47	757.75
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares		2,794,069	2,660,901
Preferred Shares		2,688,537	2,821,705
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares		2,794,037	2,660,871
Preferred Shares		2,688,569	2,821,735

EARNINGS PER SHARE - Continued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)	13.63
Common Shares		13.03	682.34
Preferred Shares		14.33	750.57
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)	13.63
Common Shares		13.02	681.92
Preferred Shares		14.32	750.11
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares		2,765,880	2,634,056
Preferred Shares		2,661,413	2,793,237
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares		2,765,848	2,634,026
Preferred Shares		2,661,445	2,793,267

EARNINGS PER SHARE - Discontinued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)	0.14
Common Shares		0.13	6.95
Preferred Shares		0.15	7.65
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)	0.14
Common Shares		0.13	6.95
Preferred Shares		0.15	7.64
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares		28,189	26,845
Preferred Shares		27,124	28,468
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares		28,189	26,845
Preferred Shares		27,124	28,468

Weighted average share outstanding (in thousands) - Basic	398,046,964
Common Shares		212,319,478	3,860,354
Preferred Shares		185,727,487	3,721,493
Weighted average share outstanding (in thousands) - Diluted	398,291,052
Common Shares		212,447,333	3,862,679
Preferred Shares		185,843,719	3,723,817

	2011
	As reported	As Restated	As Adjusted

EARNINGS PER SHARE - Continued and Discontinued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)	19.39
Common Shares		18.53	970.56
Preferred Shares		20.38	1,067.62
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)	19.39
Common Shares		18.53	970.56
Preferred Shares		20.38	1,067.62
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares		3,943,898	3,755,930
Preferred Shares		3,795,306	3,983,274
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares		3,943,898	3,755,930
Preferred Shares		3,795,306	3,983,274

EARNINGS PER SHARE - Continued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)	19.21
Common Shares		18.35	961.25
Preferred Shares		20.19	1,057.38
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)	19.21
Common Shares		18.35	961.25
Preferred Shares		20.19	1,057.38
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares		3,906,066	3,719,901
Preferred Shares		3,758,900	3,945,065
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares		3,906,066	3,719,901
Preferred Shares		3,758,900	3,945,065

EARNINGS PER SHARE - Discontinued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)	0.18
Common Shares		0.18	9.31
Preferred Shares		0.20	10.24
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)	0.18
Common Shares		0.18	9.31
Preferred Shares		0.20	10.24
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares		37,832	36,029
Preferred Shares		36,406	38,209
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares		37,832	36,029
Preferred Shares		36,406	38,209

Weighted average share outstanding (in thousands) - Basic	399,044,117
Common Shares		212,841,732	3,869,850
Preferred Shares		186,202,385	3,730,991
Weighted average share outstanding (in thousands) - Diluted	399,044,117
Common Shares		212,841,732	3,869,850
Preferred Shares		186,202,385	3,730,991

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

26. Shareholders’ equity

a) Capital
			2013
	Common	Preferred	Total
Brazilian residents	346,006	372,775	718,780
Foreign residents	3,523,844	3,358,216	6,882,060
Total shares	3,869,850	3,730,991	7,600,840
(-) Treasury shares	(18,572)	(18,572)	(37,144)
Total outstanding	3,851,278	3,712,419	7,563,696

			2012
	Common	Preferred	Total
Brazilian residents	328,725	355,494	684,220
Foreign residents	3,541,124	3,375,496	6,916,621
Total shares	3,869,850	3,730,991	7,600,840
(-) Treasury shares	(10,343)	(10,343)	(20,687)
Total outstanding	3,859,506	3,720,647	7,580,154

			2011
	Common	Preferred	Total
Brazilian residents	290,922	319,623	610,545
Foreign residents	3,578,928	3,411,368	6,990,296
Total shares	3,869,850	3,730,991	7,600,840
(-) Treasury shares	(7,114)	(7,114)	(14,228)
Total outstanding	3,862,736	3,723,877	7,586,612

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

	2013
		Reais per Thousand Shares / Units
		Common	Preferred	Units

Interest on capital (1) (5)	300,000	37.7153	41.4868	4,148.6783
Interim Dividends (2) (6)	650,000	81.7268	89.8995	8,989.9454
Interim Dividends (3) (7)	450,000	56.6816	62.3497	6,234.9707
Interim Dividends (4) (8)	285,196	35.9422	39.5364	3,953.6379
Intercalary Dividends (4) (8)	714,804	90.0840	99.0924	9,909.2388
Total in December 31, 2013	2,400,000
(1) Established by the Board of Directors in March 2013.
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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2012
		Reais per Thousand Shares / Units
		Common	Preferred	Units

Interest on capital (1) (7)	400,000	50.2836	55.3119	5,531.1927
Interim Dividends (2) (8)	490,000	61.6149	67.7764	6,777.6367
Intercalary Dividends (2) (7)	410,000	51.5553	56.7108	5,671.0837
Interest on capital (3) (7)	170,000	21.3766	23.5142	2,351.4250
Interim Dividends (4) (10)	350,000	44.0111	48.4122	4,841.2166
Intercalary Dividends (4) (9)	150,000	18.8619	20.7481	2,074.8071
Interest on capital (5) (9)	450,000	56.5880	62.2468	6,224.6781
Intercalary Dividends (6) (9)	250,000	31.4378	34.5815	3,458.1545
Total in December 31, 2012	2,670,000
(1) Established by the Board of Directors in March, 2012.
(2) Established by the Board of Directors in June, 2012.
(3) Established by the Board of Directors in June, 2012.
(4) Established by the Board of Directors in September, 2012.
(5) Established by the Board of Directors in December, 2012.
(6) Established by the Board of Directors in December, 2012.
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
(10) The amount of interim dividends, R$348,950, will be imputed to the mandatory dividend for the year 2012 and R$1,050 will be allocated to the supplementary dividend for the year 2012 and both will be paid as of February 26, 2013, without any monetary compensation.

	2011
		Reais per Thousand Shares / Units
	Thousands of Reais (9)	Common	Preferred	Units

Interest on capital (1) (5) (9)	600,000	75.2451	82.7696	8,276.9628
Intercalary Dividends (2) (5)	273,840	34.3419	37.7761	3,777.6067
Intercalary Dividends (2) (5) (9)	476,160	59.7145	65.6860	6,568.5969
Interest on capital (3) (5) (9)	550,000	68.9747	75.8722	7,587.2159
Intercalary Dividends (4) (5) (9)	100,000	12.5409	13.7949	1,379.4938
Interest on capital (6) (8) (9)	400,000	50.2419	55.2661	5,526.6130
Intercalary Dividends (7) (8) (9)	775,000	97.3740	107.1114	10,711.1438
Total in December 31, 2011	3,175,000
(1) Established by the Board of Directors in March, 2011.
(2) Established by the Board of Directors in May, 2011.
(3) Established by the Board of Directors in June, 2011.
(4) Established by Board of Directors in June, 2011.
(5) The amount of interest on capital and dividends intermediate / Intercalary was paid on August 29, 2011.
(6) Established by the Board of Directors in September, 2011.
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

The Buyback Program will cover the procurement of over to 76,008,403 Units, representing 4,180,462,165 (76.008.403,00 post-share bonus and reverse share split transactions) common shares and 3,800,420,150 (76.008.403,00 post-share bonus and reverse share split transactions) preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch; Aymore by CFI and / or the Sancap, corresponding on June, 30 2013 approximately 2% of the total share capital of the Bank.

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

27. Earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year, excluding the average number of own shares held during the year and held in treasury.

	2013	2012	2011

Profit attibutable to the Parent	5,723,494	5,482,606	7,739,204
From continued operations	3,660,031	5,427,293	7,664,966
From descontinued operations	2,063,463	55,313	74,238

BASIC EARNINGS PER SHARE - Continued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)
Common Shares	460.35	682.34	961.25
Preferred Shares	506.38	750.57	1,057.38
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares	1,776,356	2,634,056	3,719,901
Preferred Shares	1,883,675	2,793,237	3,945,065
BASIC EARNINGS PER SHARE - Discontinued Operations (Brazilian Reais - R$)
Basic Earnings per 1,000 shares (Brazilian Reais - R$)
Common Shares	259.54	6.95	9.31
Preferred Shares	285.49	7.65	10.24
Net Profitable attributable - basic (Brazilian Reais - R$)
Common Shares	1,001,479	26,845	36,029
Preferred Shares	1,061,984	28,468	38,209

Weighted average share outstanding (in thousands) - Basic
Common Shares	3,858,717	3,860,354	3,869,850
Preferred Shares	3,719,858	3,721,493	3,730,991

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Diluted earning per share

The diluted earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year, excluding the average number of own shares held during the year and held in treasury, including the effect of dilutive potential common shares such as the long-term compensation programs.

	2013	2012	2011

Profit attibutable to the Parent	5,723,494	5,482,606	7,739,204
From continued operations	3,660,031	5,427,293	7,664,966
From discontinued operations	2,063,463	55,313	74,238
DILUTED EARNINGS PER SHARE - Continued Operations (Brazilian Reais - R$)
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)
Common Shares	460.16	681.92	961.25
Preferred Shares	506.18	750.11	1,057.38
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares	1,776,342	2,634,026	3,719,901
Preferred Shares	1,883,689	2,793,267	3,945,065
DILUTED EARNINGS PER SHARE - Discontinued Operations (Brazilian Reais - R$)
Diluted Earnings per 1,000 shares (Brazilian Reais - R$)
Common Shares	259.43	6.95	9.31
Preferred Shares	285.38	7.64	10.24
Net Profitable attributable - diluted (Brazilian Reais - R$)
Common Shares	1,001,471	26,845	36,029
Preferred Shares	1,061,992	28,468	38,209
Weighted average shares outstanding (in thousands) - Diluted
Common Shares	3,860,239	3,862,679	3,869,850
Incremental shares for stock options granted under Stock Option Plans	1,522	2,325	-

Preferred Shares	3,721,380	3,723,817	3,730,991
Incremental shares for stock options granted under Stock Option Plans	1,522	2,324	-

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

					Date of
					Commencement	Expiration
	Number of	Exercise			of Exercise	Date of Exercise
	Units	Price in Reais	Year Granted	Employees	Period	Period
Final Balance on December 31, 2010	13,914,532
Cancelled PI12 - PSP options	(106,718)		2010	Managers	02/03/10	06/30/12
Cancelled PI12 - SOP options	40,479	23.50	2010	Managers	02/03/10	06/30/14
Granted PI13 - PSP options	1,498,700		2011	Managers	02/03/10	06/30/13
Cancelled PI13 - PSP options	(130,493)		2011	Managers	02/03/10	06/30/13
Granted SOP 2014 options	14,450,000	14.31	2011	Managers	10/26/11	12/31/13
Final Balance on December 31, 2011	29,666,500
Cancelled PI12 - PSP options	(698,103)		2010	Managers	02/03/10	06/30/12
Exercised (PI12 - PSP)	(486,852)		2010	Managers	02/03/10	06/30/12
Cancelled PI12 - PSP options	(7,759,571)	23.50	2010	Managers	02/03/10	06/30/14
Cancelled PI13 - PSP options	(72,209)		2011	Managers	02/03/10	06/30/13
Granted PI14 - PSP options	1,910,000		2012	Managers	05/29/12	06/30/14
Cancelled PI14 - PSP options	(106,226)		2012	Managers	05/29/12	06/30/14
Cancelled SOP 2014	(2,393,163)	14.31	2011	Managers	10/26/11	12/31/13
Granted SOP 2014	5,855,000	14.31	2012	Managers	10/26/11	12/31/13
Final Balance on December 31, 2012	25,915,376
Cancelled (PI 13 - PSP) options	(971,238)		2011	Managers	02/03/10	06/30/13
Exercised (PI 13 - PSP) options	(324,760)		2011	Managers	02/03/10	06/30/13
Cancelled (PI 14 - PSP) options	(86,465)		2012	Managers	05/29/12	06/30/14
Cancelled (SOP - 2014) options	(2,352,431)	14.31	2011	Managers	10/26/11	12/31/13
Granted (SOP - 2013) options	12,240,000	14.43	2013	Managers	05/02/13	12/31/15
Granted (PSP - 2013) options	2,456,000		2013	Managers	08/13/13	06/30/16
Cancelled (SOP - 2013) options	(1,197,255)	14.43	2013	Managers	05/02/13	06/30/18
Cancelled (PSP - 2013) options	(24,997)		2013	Managers	08/13/13	06/30/16
Final Balance on December 31, 2013	35,654,230
SOP	4,903,767	23.50	2010	Managers	02/03/10	06/30/14
PI14 - PSP	1,717,309		2012	Managers	05/29/12	06/30/14
SOP - 2014	15,559,406	14.31	2011	Managers	10/26/11	06/30/16
SOP - 2013	11,042,745	14.43	2013	Managers	05/02/13	06/30/18
PSP - 2013	2,431,003		2013	Managers	08/13/13	06/30/16
Total	35,654,230

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	Number of Units	Granted Year	Employees	Data of Commencement of Exercise Period	Data of Expiry of Exercise Period

Final Balance on December 31, 2010	3,450,248
Exercised Options (PI11)	(1,783,945)	2008	Managers	06/21/08	07/31/11
Cancelled Options (PI11)	(527,286)	2008	Managers	06/21/08	07/31/11
Granted Options (PI14)	531,684	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2011	1,670,701
Exercised Options (PI12)	(137,299)	2009	Managers	06/19/09	07/31/12
Cancelled Options (PI12)	(403,907)	2009	Managers	06/19/09	07/31/12
Cancelled Options (PI14)	(59,373)	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2012	1,070,122
Cancelled Options (PI13)	(14,209)	2010	Managers	07/01/10	07/31/13
Cancelled Options (PI14)	(676,228)	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2013	379,685
Plan I14	379,685	2011	Managers	07/01/11	07/31/14
Total	379,685

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

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I) to their respective auditors, the detail being as follows:

Thousands of Reais	2013	2012	2011

Audit of the annual financial statements and audit related services of the companies audited by Deloitte (constant scope of consolidation)	14,418	11,135	8,828

Services provided by others audit firms totaled R$3.5 million (2012 - R$3.7 million and 2011 - R$5.4 million).

39. Gains (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance of this item is as follows:

Thousands of Reais	2013	2012	2011

Gains	460,203	501,274	6,759
On disposal of tangible assets (1)	123,305	352,782	6,759
On disposal of investments (2) (3)	336,898	148,492	-
Losses	(313)	(268)	(1,439)
On disposal of tangible assets	(313)	(268)	(1,439)
Total	459,890	501,006	5,320

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2013, 2012 and 2011:

									2013
	Common			Preferred			Total
	Shares		Common	Shares		Preferred	Shares		Total
Stockholders'	(thousands)		Shares (%)	(thousands)		Shares (%)	(thousands)		Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,115,472		28.8%	1,027,471		27.5%	2,142,943		28.2%
Sterrebeeck B.V. (1)	1,809,583		46.8%	1,733,644		46.5%	3,543,227		46.6%
Santander Insurance Holding (1)	3,758		0.1%	179		0.0%	3,937		0.1%
Qatar Holding, LLC	196,462		5.1%	196,462		5.3%	392,924		5.2%
Employees	2,802		0.1%	2,824		0.1%	5,626		0.1%
Members of the Board of Directors	(*	)	(* )	(*	)	(* )	(*	)	(* )
Members of the Executive Board	(*	)	(* )	(*	)	(* )	(*	)	(* )
Other	723,201		18.7%	751,838		20.2%	1,475,039		19.4%
Total	3,851,278			3,712,418			7,563,696
Treasury shares	18,572		0.5%	18,572		0.5%	37,144		0.5%
Total	3,869,850		100.0%	3,730,990		100.0%	7,600,840		100.0%

									2012
	Common			Preferred			Total
	Shares		Common	Shares		Preferred	Shares		Total
Stockholders'	(thousands)		Shares (%)	(thousands)		Shares (%)	(thousands)		Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,120,122		28.9%	1,032,121		27.7%	2,152,243		28.3%
Sterrebeeck B.V. (1)	1,809,583		46.8%	1,733,644		46.5%	3,543,227		46.6%
Santander Insurance Holding (1)	3,758		0.1%	179		0.0%	3,937		0.1%
Employees	3,158		0.1%	3,183		0.1%	6,341		0.1%
Members of the Board of Directors	(*	)	(* )	(*	)		(*	)
Members of the Executive Board	(*	)	(* )	(*	)		(*	)
Other	922,885		23.8%	951,520		25.5%	1,874,405		24.7%
Total	3,859,506			3,720,647			7,580,153
Treasury shares	10,343		0.3%	10,343		0.3%	20,687		0.3%
Total	3,869,850		100.0%	3,730,990		100.0%	7,600,840		100.0%

									2011
	Common			Preferred			Total
	Shares		Common	Shares		Preferred	Shares		Total
Stockholders'	(thousands)		Shares (%)	(thousands)		Shares (%)	(thousands)		Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,325,036		34.3%	1,237,036		33.2%	2,562,072		33.7%
Sterrebeeck B.V. (1)	1,809,583		46.8%	1,733,644		46.5%	3,543,227		46.6%
Banco Santander, S.A. (1)	38,004		1.0%	38,004		1.0%	76,008		1.0%
Santander Insurance Holding (1)	3,758		0.1%	179		0.0%	3,937		0.1%
Employees	3,844		0.1%	3,868		0.1%	7,712		0.1%
Members of the Board of Directors	(*	)	(* )	(*	)	(* )	(*	)	(* )
Members of the Executive Board	(*	)	(* )	(*	)	(* )	(*	)	(* )
Other	682,511		17.5%	711,145		19.1%	1,393,656		18.3%
Total	3,862,736			3,723,876			7,586,612
Treasury shares	7,114		0.2%	7,114		0.2%	14,228		0.2%
Total	3,869,850		100.0%	3,730,990		100.0%	7,600,840		100.0%
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

The Notes have the following main characteristics in common: (a) unitary value of, at least, US$150 and integral multiples of US$1.00 at that exceeds this minimum value , (b) The Notes may be redeemed or repurchased by Banco Santander (1) after the 5th anniversary from the date of issue of the Notes , the Bank at its own initiative or due to change in tax laws applicable to the Notes , or (2) at any time , because of the occurrence of certain regulatory events ; (c) the credits from the Notes may be granted as paid in capital increase of the Bank with the subsequent issuance of ordinary and preferred shares issued by the Bank , to the extent necessary to compose Units, if certain regulatory events defined in CMN Resolution 4.192/13 are verified , in which case the Bank will promote an increase in share capital , subject to the preemptive rights to all shareholders to subscribe for new ordinary and preferred shares .

The notes will be part of our Tier 1 and Tier 2 regulate capital, as approved by the Brazilian Central Bank on April 15, 2014.

Bonus and Grouping of Shares

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) a reverse share split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) will be comprised of one common share and one preferred share.

After the bonus shares and the reverse share split, the shareholder's equity of Banco Santander of R$56,806,384 will be formed by 7,600,840,325 shares, being 3,869,849,668 common shares and 3,730,990,657 preferred shares, no par value.

The bonus shares and reverse share split were approved by the Brazilian Central Bank on April 22, 2014 and its effective implementation was on June 2, 2014.

Acquisition of Santander Getnet Serviços

On April 7, 2014, it was announced to the market, through material fact, that Banco Santander and its controlled company, Santander Getnet Servicos para Meios de Pagamento Sociedade Anonima ("SGS"), executed a Share Purchase Agreement, on April 4, 2014, for the acquisition, by SGS, of 100% of the voting and total corporate capital of Getnet Tecnologia em Captura e Processamento de Transacoes H.U.A.H. S.A. ("GETNET"), a current partner of Banco Santander in developing acquiring services and card processing activities.

The purchase price of 100% of the shares issued by Getnet is R$1,104,000 of which: (i) R$1,020,000 will be paid to the sellers on the closing date, adjusted by the SELIC rate from January 31, 2014 until the date of the payment and (ii) R$84,000 will be paid in 5 equal annual installments as of the closing date, without any sort of update.

The closing and implementation date of the acquisition is subject to verification of certain usual precedent conditions for similar transactions, including the prior approval of the Brazilian Central Bank and the Administrative Economic Defense Council, and will be completed at the closing date, upon compliance with the corporate reorganization, mentioned in the material fact published on April 7, 2014. Banco Santander will own 88.5% of the total corporate capital of SGS and the actual partner shall be owner of the remaining 11.5%.

The transaction will reinforce the strategy and the potential growth of our acquiring business, enabling (a) greater flexibility in managing the business, especially in terms of the necessary investments and the definitions regarding the commercial strategy to be adopted, (b) scale gains, reduction of costs per transaction and additional synergies expected from the integration of operational and commercial structures.

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