Form 20-F
period 2014-12-31
Banco Santander (Brasil) S.A.
filed 2015-04-30
CIK 1471055

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2014

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

Presentation of Financial and Other Information

In this annual report, the terms “Santander Brasil,” the “Bank,” “we,” “us,” “our”, “our company” and “our organization” mean Banco Santander (Brasil) S.A. and its consolidated subsidiaries, unless otherwise indicated. References to “Banco Real” mean Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. and their respective consolidated subsidiaries, unless otherwise indicated. References to “Banespa” mean Banco do Estado de São Paulo S.A. – Banespa, one of our predecessor entities. The terms “Santander Spain” and “our parent” mean Banco Santander, S.A. References to “Santander Group” or “Grupo Santander” mean the worldwide operations of the Santander Spain conglomerate, as indirectly controlled by Santander Spain and its consolidated subsidiaries, including Santander Brasil.

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States (or “U.S.”) dollars. All references to the “euro,” “euros” or “€” are to the common legal currency of the member states participating in the European Economic and Monetary Union. References to “CI$” are to Cayman Islands dollars. References to “£” are to United Kingdom pounds sterling. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank (the “Brazilian Central Bank”) as of December 31, 2014, which was R$2.6562 to U.S.$1.00, or on the indicated dates (subject, on any applicable date, to rounding adjustments). We make no representation that the real or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular exchange rate or at all.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Consolidated Financial Statements

We maintain our books and records in reais, our functional currency and the presentation currency for our consolidated financial statements.

This annual report contains our consolidated financial statements as of December 31, 2014, 2013 and 2012, and for the years ended December 31, 2014, 2013 and 2012. Such consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretation Committee (“IFRIC”), and have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, whose report is included herein.

IFRS differs in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). IFRS also differs in certain significant respects from Brazilian GAAP (as defined below). Note 46 to our audited consolidated financial statements for the years ended December 31, 2014, 2013 and 2012, included herein, contains information relating to certain differences between IFRS and Brazilian GAAP.

For statutory purposes, under National Monetary Council (Conselho Monetário Nacional or “CMN”) Resolution 3,786, dated September 24, 2009, we are required by the Brazilian Central Bank to prepare consolidated financial statements according to IFRS. However, we will also continue to prepare statutory financial statements in accordance with accounting practices established by the Law 6,404, dated December 15, 1976 (“Brazilian Corporate Law”) and standards established by the CMN, the Brazilian Central Bank and document template provided in the Accounting Chart for National Financial System Institutions (Plano Contábil das Instituições do Sistema Financeiro Nacional) or “Cosif” and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) or “CVM” to the extent such practices do not conflict with the rules of the Brazilian Central Bank, the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis) or “CPC” to the extent approved by the Brazilian Central Bank, the National Council of Private Insurance (Conselho Nacional de Seguros Privados) or “CNSP” and the Superintendence of Private Insurance (Superintendência de Seguros Privados) or “SUSEP.” We refer to such Brazilian accounting practices as “Brazilian GAAP.” See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Auditing Requirements.”

iii

Market Share and Other Information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from internal surveys, market research, publicly available information and industry publications. This data is updated to the latest available information, as of the date of this annual report. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian association of savings and mortgage financing entities (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança), or “ABECIP”; the Brazilian association of credit card companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços), or “ABECS;” the Brazilian association of leasing companies (Associação Brasileira de Empresas de Leasing), or “ABEL;” the national association of credit institutions, financing and investment (Associação Nacional das Instituições de Crédito, Financiamento e Investimento); the national association of financial and capital markets entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or “ANBIMA;” the Brazilian Central Bank; the Brazilian social and economic development bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES;” the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the “IBGE;” the Brazilian bank federation (Federação Brasileira de Bancos), or “FEBRABAN;” the national federation of private retirement and life insurance (Federação Nacional de Previdência Privada e Vida), or “FENAPREVI;” the Getúlio Vargas Foundation (Fundação Getúlio Vargas), or “FGV;” the Brazilian Central Bank system (Sistema do Banco Central); the SUSEP; and the CVM; among others.

iv

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

v

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

vi

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1A. Directors and Senior Management

Not applicable.

1B. Advisers

Not applicable.

1C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

2A. Offer Statistics

Not applicable.

2B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

Financial information for Santander Brasil at and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 has been derived from our audited consolidated financial statements prepared in accordance with IFRS. See “Item 18. Financial Statements.” This financial information should be read in conjunction with our audited consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Income Statement Data

	For the year ended December 31,
	2014	2014	2013	2012	2011	2010
	(in millions of U.S.$)(1)	(in millions of R$)
Interest and similar income	22,184	58,924	51,217	52,644	51,716	40,887
Interest expense and similar charges	(11,932)	(31,695)	(22,738)	(21,057)	(23,920)	(16,823)
Net interest income	10,252	27,229	28,479	31,587	27,796	24,064
Income from equity instruments	84	222	81	94	94	52
Income from companies accounted for by the equity method	34	91	91	73	54	44
Fee and commission income	4,463	11,854	10,742	9,611	8,629	7,668
Fee and commission expense	(1,163)	(3,088)	(2,641)	(2,001)	(1,429)	(998)
Gains (losses) on financial assets and liabilities (net)	1,035	2,748	(1,146)	(548)	(134)	1,458
Exchange differences (net)	(1,369)	(3,636)	551	378	(121)	417
Other operating income (expenses)	(177)	(470)	(445)	(623)	(378)	(348)
Total income	13,158	34,950	35,712	38,571	34,511	32,357
Administrative expenses	(5,249)	(13,942)	(13,850)	(13,773)	(12,783)	(11,769)
Depreciation and amortization	(514)	(1,362)	(1,252)	(1,201)	(1,000)	(655)
Provisions (net)(2)	(767)	(2,036)	(2,692)	(2,057)	(2,985)	(1,922)

	For the year ended December 31,
	2014	2014	2013	2012	2011	2010
	(in millions of U.S.$)(1)	(in millions of R$)
Impairment losses on financial assets (net)(3)	(4,244)	(11,272)	(14,118)	(16,476)	(9,382)	(8,234)
Impairment losses on other assets (net)	2	4	(345)	(38)	(39)	(21)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	33	87	460	501	5	(59)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	6	15	103	(52)	447	199
Operating profit before tax	2,425	6,443	4,018	5,475	8,774	9,896
Income taxes	(277)	(736)	(233)	(37)	(1,101)	(2,572)
Net Profit from Continuing Operations	2,149	5,708	3,785	5,438	7,673	7,323
Discontinued Operations	-	-	2,063	55	74	85
Consolidated Profit for the Year	2,149	5,708	5,848	5,493	7,747	7,408

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank at December 31, 2014, for reais into U.S. dollars of R$2.6562 to U.S.$1.00.

(2)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

(3)	Net provisions to the credit loss allowance less recovery of loans previously written off.

Earnings and Dividend per Share Information

	For the year ended December 31,
	2014	2013	2012	2011	2010
Basic Earnings per 1,000 shares
From continuing and discontinued operations(1)
Basic Earnings per shares (reais)
Common Shares	709.69	719.89	689.29	970.56	928.91
Preferred Shares	780.66	791.87	758.22	1,067.62	1,021.80
Diluted Earnings per shares (reais)
Common Shares	709.40	719.60	688.87	970.56	928.91
Preferred Shares	780.34	791.56	757.75	1,067.62	1,021.80
Basic Earnings per shares (U.S. dollars)
Common Shares	267.18	307.30	337.31	517.41	557.24
Preferred Shares	293.90	338.03	371.04	569.15	612.96
Diluted Earnings per shares (U.S. dollars)
Common Shares	267.07	307.18	337.10	517.41	557.24
Preferred Shares	293.78	337.90	370.81	569.15	612.96
From continuing operations
Basic Earnings per shares (reais)
Common Shares	709.69	460.35	628.34	961.25	918.27
Preferred Shares	780.66	506.38	750.57	1,057.38	1,010.10
Diluted Earnings per shares (reais)
Common Shares	709.40	460.16	681.92	961.25	918.27
Preferred Shares	780.34	506.18	750.11	1,057.38	1,010.10
Basic Earnings per shares (U.S. dollars)
Common Shares	267.18	195.51	333.92	512.45	550.85
Preferred Shares	293.90	216.06	367.31	563.69	605.94
Diluted Earnings per shares (U.S. dollars)
Common Shares	267.07	196.43	333.70	512.45	550.85
Preferred Shares	293.78	216.08	367.07	563.69	605.94

	For the year ended December 31,
	2014	2013	2012	2011	2010
From discontinued operations
Basic Earnings per shares (reais)
Common Shares	-	259.54	6.95	9.31	10.64
Preferred Shares	-	285.49	7.65	10.24	11.71
Diluted Earnings per shares (reais)
Common Shares	-	259.43	6.95	9.31	10.64
Preferred Shares	-	285.38	7.64	10.24	11.71
Basic Earnings per shares (U.S. dollars)
Common Shares	-	110.79	3.40	4.96	6.38
Preferred Shares	-	121.87	3.74	5.46	7.02
Diluted Earnings per shares (U.S. dollars)
Common Shares	-	110.75	3.40	4.96	6.38
Preferred Shares	-	121.82	3.74	5.46	7.02
Dividends and interest on capital per shares
Common Shares (reais)	193.26	305.15	335.73	398.43	443.95
Preferred Shares (reais)	212.59	332.36	369.30	438.28	488.34
Common Shares (U.S. dollars)	72.76	128.98	164.29	212.41	266.31
Preferred Shares (U.S. dollars)	80.03	141.88	180.72	233.65	292.95
Weighted average share outstanding (in thousands) – basic
Common Shares	3,851,278	3,858,717	3,860,354	3,869,850	3,869,850
Preferred Shares	3,710,746	3,719,858	3,721,493	3,730,991	3,730,991
Weighted average share outstanding (in thousands) – diluted
Common Shares	3,852,823	3,860,239	3,862,679	3,869,850	3,869,850
Preferred Shares	3,712,291	3,721,380	3,723,817	3,730,991	3,730,991

(1)	Per share amounts reflect the effects of the bonus share issue and reverse share split described under “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Plans to Optimize Our Capital Structure” for each period presented.

Balance Sheet Data

	At December 31,
	2014	2014	2013	2012	2011	2010
	(in millions of U.S.$)(1)	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank	21,047	55,904	51,714	55,535	65,938	56,800
Financial assets held for trading	21,097	56,014	30,189	31,638	29,901	24,821
Other financial assets at fair value through profit or loss(2)	375	997	1,298	1,228	665	17,940
Available-for-sale financial assets	28,298	75,164	46,287	44,149	44,608	47,206
Loans and receivables	99,619	264,608	258,778	226,957	202,757	174,106
Hedging derivatives	80	213	353	156	81	116
Non-current assets held for sale	350	930	275	166	132	67
Investments in associates and joint ventures	384	1,023	1,064	472	422	371
Tax assets	8,666	23,020	22,060	21,497	17,017	15,117
Other assets	1,907	5,067	5,085	5,601	4,803	3,915
Tangible assets	2,662	7,071	6,886	5,938	5,008	4,518
Intangible assets	11,378	30,221	29,064	29,271	29,245	29,960
Total assets	195,855	520,231	453,053	422,608	400,579	374,937
Average assets	180,167	478,560	435,286	408,143	394,788	341,956

	At December 31,
	2014	2014	2013	2012	2011	2010
	(in millions of U.S.$)(1)	(in millions of R$)
Liabilities
Financial liabilities held for trading	7,368	19,570	13,554	5,352	5,047	4,785
Financial liabilities at amortized cost	147,604	392,186	329,701	306,976	291,452	253,341
Deposits from the Brazilian Central Bank and deposits from credit institutions	23,972	63,674	34,032	35,074	51,527	42,391
Customer deposits	83,068	220,644	200,156	188,595	174,474	167,949
Marketable debt securities	26,487	70,355	65,301	54,012	38,590	20,087
Subordinated debts	5,296	14,067	8,906	11,919	10,908	9,695
Other financial liabilities	8,782	23,446	21,306	17,376	15,952	13,218
Hedging derivatives	336	894	629	282	36	—
Liabilities for insurance contracts	—	—	—	—	—	19,643
Provisions(3)	4,189	11,127	10,892	12,775	11,358	10,082
Tax liabilities	4,677	12,423	11,693	13,784	11,876	10,530
Other liabilities	2,013	5,346	4,928	4,303	3,928	3,606
Total liabilities	166,232	441,548	371,397	343,472	323,696	301,986
Stockholders’ equity	30,158	80,105	83,340	79,921	77,117	72,653
Other Comprehensive Income	(678)	(1,802)	(1,973)	(1,022)	(254)	290
Non-controlling interests	202	380	289	237	19	8
Total Stockholders’ Equity	29,622	78,683	81,655	79,136	76,882	72,951
Total liabilities and stockholders’ equity	195,855	520,231	453,053	422,608	400,578	374,937
Average interest-bearing liabilities	119,960	318,639	287,382	265,328	244,453	198,453
Average total stockholders’ equity	29,673	78,818	80,916	77,886	75,606	72,495

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank at December 31, 2014, for reais into U.S. dollars of R$2.6562 to U.S.$1.00.

(2)	In 2010, this item includes investment fund units of guarantors of benefit plans – PGBL/VGBL, in the amount of R$17,426 million, related to the liabilities for insurance contracts held by Zurich Santander Brasil Seguros e Previdência S.A., formerly Santander Seguros S.A. (“Santander Seguros”), which were no longer included in the consolidation in 2011, following the sale of Santander Seguros. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operations—Sale of Zurich Santander Brasil Seguros e Previdência S.A. (the new corporate name of Santander Seguros S.A.”).

(3)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

Selected Consolidated Ratios(*)

	At and for the Year Ended December 31,
	2014	2013	2012	2011	2010
	in (%)
Profitability and performance
Net yield(1)	6.9	8.0	9.5	8.6	8.8
Return on average total assets	1.2	1.3	1.3	2.0	2.2
Return on average stockholders’ equity(2)	7.3	7.3	7.1	10.3	10.2
Adjusted return on average stockholders’ equity(2)	11.3	10.9	10.8	16.3	16.7

Capital adequacy(3)
Average stockholders’ equity as a percentage of average total assets(2)	16.4	18.5	19.1	19.2	21.2
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(2)	11.3	13.1	13.3	13.0	14.1
Basel capital adequacy ratio(4)	17.5	19.2	20.8	24.8	28.4

Asset quality
Impaired assets as a percentage of loans and advances to customers (gross)(5)	5.6	6.2	7.6	6.7	5.8
Impaired assets as a percentage of total assets(5)	2.7	3.1	3.8	3.3	2.5
Impaired assets as a percentage of computable credit risk(5)(6)	4.8	5.4	6.7	6.0	5.1
Impairment losses as a percentage of impaired assets(5)	95.8	96.1	87.0	85.0	98.3
Impairment losses as a percentage of loans and advances to customers (gross)	5.4	6.0	6.6	5.7	5.7
Derecognized assets as a percentage of loans and advances to customers (gross)	4.9	6.5	7.2	4.7	6.2
Impaired assets as a percentage of stockholders’ equity(5)	17.8	17.2	20.4	17.0	12.9
Impaired assets as a percentage of stockholders’ equity excluding goodwill(2)(5)	27.5	25.9	31.1	26.3	21.1

Liquidity
Loans and advances to customers, net as a percentage of total funding(7)	63.9	69.0	67.9	66.4	63.0
Other Information
Efficiency
Efficiency ratio(8)	39.9	38.8	35.7	37.0	36.3
Adjusted efficiency ratio(8)	38.1	36.4	34.4	35.4	36.6

*	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31, 2013 and for each of the month-end balance dates of the 12 subsequent months.

(1)	Net yield is defined as net interest income (including dividends on equity securities) divided by average interest earning assets.

(2)	“Return on average stockholders’ equity,” “Average stockholders’ equity as a percentage of average total assets,” “Adjusted return on average stockholders’ equity,” “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” and “Impaired assets as a percentage of stockholders’ equity excluding goodwill” are non-GAAP financial measures which adjust “Return on average stockholders’ equity,” “Average stockholders’ equity as a percentage of average total assets” and “Impaired assets as a percentage of stockholders’ equity,” to exclude the goodwill arising from the acquisition of Banco Real in 2008, GetNet and Super, both in 2014.

(3)	The average annual balance sheet data has been calculated based upon the average of the monthly of balances at 13 dates: at December 31 of the prior year and each of the month-end balances of the 12 subsequent months.

(4)	Basel III capital adequacy ratio as measured pursuant to Brazilian Central Bank rules in effect as from December 31, 2014. In March 2013, the Brazilian Central Bank published a set of four resolutions and 15 circulars implementing Basel III. The regulations came into effect in October 2013, and apply to all banks operating in Brazil. This new set of regulations covers the revised definition of capital, capital requirements, capital buffers, credit valuation adjustments and exposures to central counterparties. Additional regulations and some important amendments were issued in late October 2013 to clarify and improve the risk-based capital framework. Some of the revisions came into effect in December 2013. The changes are especially relating to the definition of capital and other aspects of Tier 1. The most important difference is the phase-in of the deduction of goodwill from regulatory capital. According to the new rules on regulatory capital in Brazil, the value of goodwill for the calculation of capital base will be deducted from the capital base according to the “phase-in” for implementation of Basel III in Brazil which will be completed by 2019. In December 2013, the Basel Committee on Banking Supervision issued a report presenting the findings of the Basel Committee’s RCAP Assessment Team on the domestic adoption of Basel III risk-based capital standards in Brazil and their consistency with Basel Committee requirements: Brazil’s capital regulations were found to be Compliant with the internationally agreed minimum Basel III standards. The set of regulations published in October 2013 has strengthened Brazilian capital regulation. In early 2015, the Brazilian Central Bank issued new rules to implement the leverage ratio and the liquidity coverage ratio. These rules will become effective in October 2015. The final requirement relating to the net stable funding ratio has not been defined yet and its implementation shall follow the international “phase-in” schedule. For more information see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Capital Adequacy and Leverage – Basel.”

(5)	Impaired assets include all loans and advances past due by more than 90 days and other doubtful credits. For further information see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets.”

(6)	“Impaired assets as a percentage of computable credit risk” is a non-GAAP financial measure. Computable credit risk is the sum of the amortized cost amounts of loans and advances to customers(including impaired assets), guarantees and documentary credits.

(7)	“Loans and advances to customers, net as a percentage of total funding” is a non-GAAP financial measure. Total funding is the sum of financial liabilities at amortized cost, excluding the other financial liabilities. For further information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Funding.”

(8)	Efficiency ratio is a non-GAAP financial measure, and is defined as administrative expenses divided by total income. The adjustment, which impacts the line items income tax, gains (losses) on financial assets and liabilities and exchange rate differences, does not affect net profit. Our management believes that the adjusted efficiency ratio provides a more consistent framework for evaluating and conducting business, as a result of excluding from our revenues the effect of the volatility caused by possible gains and losses on our hedging strategies for tax purposes. For example, in 2014, the effects of the devaluation of the real against foreign currencies impacted our tax hedging of the investments denominated in dollars generating losses of R$1,668 million recorded under “gains/losses on financial assets and liabilities (net),” equivalent to a 2.8% variance in the efficiency ratio. In 2013, the effects of the devaluation of the real against foreign currencies impacted our tax hedging of the investments denominated in U.S. dollars generating losses of R$2,367 million recorded under “gains/losses on financial assets and liabilities (net),” equivalent to a 2.8% variance in the efficiency ratio. In 2012, the impact of tax hedging in dollars was a loss of R$1,437 million and a gain of R$1,646 million in 2011, which corresponded to a variation in the efficiency ratio of 1.3% in 2012.

The information below presents the calculation of these non-GAAP financial measures from each of their most directly comparable financial measures.

	At and for the year ended December 31,
	2014	2013	2012	2011	2010
	(in millions of R$, except as otherwise indicated)
Net Yield:
Net Interest Income	27,769	28,561	31,784	27,995	24,147
Total earning assets	401,940	358,909	33,166	323,660	275,218
Net yield	6.9%	8.0%	9.5%	8.6%	8.8%
Return on average stockholders’ equity:
Consolidated profit for the year	5,708	5,848	5,493	7,747	7,408
Average stockholders’ equity	78,818	80,916	77,886	75,606	72,495
Return on average stockholders’ equity	7.2%	7.3%	7.1%	10.3%	10.2%
Adjusted return on average stockholders’ equity:
Consolidated profit for the year	5,708	5,848	5,493	7,747	7,408
Average stockholders’ equity	78,818	80,916	77,886	75,606	72,495
Average goodwill	27,747	27,218	27,218	27,975	28,312
Average stockholders’ equity excluding goodwill	51,071	53,698	50,668	47,631	44,183
Adjusted return on average stockholders’ equity	11.2%	10.9%	10.8%	16.3%	16.7%

	At and for the year ended December 31,
	2014	2013	2012	2011	2010
	(in millions of R$, except as otherwise indicated)
Average stockholders’ equity as a percentage of average total assets:
Average stockholders’ equity	78,818	80,916	77,886	75,606	72,495
Average total assets	478,560	435,283	408,143	394,788	341,956
Average stockholders’ equity as a percentage of average total assets	16.5%	18.5%	19.1%	19.2%	21.2%
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill:
Average stockholders’ equity	78,818	80,916	77,886	75,606	72,495
Average goodwill	27,747	27,218	27,218	27,975	28,312
Average stockholders’ equity excluding goodwill	51,071	53,698	50,668	47,631	44,183
Average total assets	478,560	435,283	408,143	394,788	341,956
Average goodwill	27,747	27,218	27,218	27,975	28,312
Average total assets excluding goodwill	450,813	408,065	380,925	366,813	313,644
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill	11.3%	13.1%	13.3%	13.0%	14.1%
Impaired assets as a percentage of stockholders’ equity:
Impaired assets	14,011	14,022	16,057	13,073	9,349
Stockholders’ equity	78,683	81,366	78,899	76,863	72,653
Impaired assets as a percentage of stockholders’ equity	17.8%	17.2%	20.4%	17.0%	12.9%
Impaired assets as a percentage of stockholders’ equity excluding goodwill:
Impaired assets	14,011	14,022	16,057	13,073	9,349
Stockholders’ equity	78,683	81,366	78,899	76,863	72,653
Goodwill	27,747	27,218	27,218	27,218	28,312
Stockholders’ equity excluding goodwill	51,071	54,148	51,681	49,645	44,341
Impaired assets as a percentage of stockholders’ equity excluding goodwill	27.5%	25.9%	31.1%	26.3%	21.1%
Impaired assets as a percentage of computable credit risk:
Computable credit risk	288,445	257,357	239,312	217,442	183,121
Total loans	249,110	226,206	210,740	194,184	160,558
Guarantee	39,923	31,150	28,571	23,258	22,563
Impaired assets	14,011	14,022	16,057	13,073	9,349
Impaired assets as a percentage of computable credit risk	4.9%	5.4%	6.7%	6.0%	5.1%

Our calculation of these non-GAAP measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding the substantial impact of the R$27 billion goodwill arising from the acquisition of Banco Real during the year ended December 31, 2008, the R$1 billion goodwill arising from the acquisition of GetNet and Super both during 2014 and the significance of other factors affecting stockholders’ equity and the related ratios. Accordingly, we believe that the non-GAAP measures presented are useful to investors, because they reflect the economic substance of our capital. The limitation associated with the exclusion of goodwill from stockholders’ equity is that it has the effect of excluding a portion of the total investment in our assets. We compensate for this limitation by also considering stockholders’ equity including goodwill, as set forth in the above tables.

The table below presents the reconciliation of our adjusted efficiency ratio to the most directly comparable GAAP financial measures for each of the periods presented.

	At and for the year ended December 31,
	2014	2013	2012	2011	2010
	(in millions of R$, except as otherwise indicated)
Efficiency ratio
Administrative expenses	13,942	13,850	13,773	12,783	11,813
Total income	34,950	35,712	38,570	34,510	32,544
of which:
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(888)	(595)	(170)	(255)	1,875
Efficiency ratio	39.9%	38.8%	35.7%	37.0%	36.3%

Total Income	34,950	35,712	38,570	34,510	32,544
Effects of the hedge for investments held abroad	1,668	2,367	1,437	1,646	(272)
Total income excluding effects of the hedge for investments held abroad	36,735	38,079	40,007	36,156	32,272

Administrative expenses	13,942	13,850	13,773	12,783	11,813
Total income excluding effects of the hedge for investments held abroad	36,618	38,079	40,007	36,156	32,272
of which:
Gains (losses) on financial assets and liabilities (net) excluding effects of the hedge for investments held abroad	1,080	1,772	1,267	1,411	1,603
Efficiency ratio adjusted for effects of the hedge for investments held abroad	38.1%	36.4%	34.4%	35.4%	36.6%

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the real declined against the U.S. dollar. Between 2006 and 2008, the real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. Given the recent turmoil in international markets and the current Brazilian macroeconomic outlook, the real has been depreciating against the U.S. dollar since mid-2011. The Brazilian Central Bank has intervened in the foreign exchange market to control unstable movements of exchange rates. The real may fluctuate against the U.S. dollar substantially in the future. For further information on these risks, see “—D. Risk Factors—Risks Relating to Brazil and Macroeconomic Conditions in Brazil and Globally—Exchange rate volatility may have a material adverse effect on the Brazilian economy and on our business.”

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated:

	Period-end	Average(1)	Low	High
	(per U.S. dollar)
Year:
2010	1.67	1.76	1.65	1.88
2011	1.87	1.67	1.53	1.90
2012	2.04	1.96	1.70	2.11
2013	2.34	2.16	1.95	2.45
2014	2.66	2.36	2.19	2.74

	Period-end	Average(1)	Low	High
	(per U.S. dollar)
Month Ended:
October 2014	2.44	2.45	2.38	2.52
November 2014	2.56	2.55	2.49	2.61
December 2014	2.66	2.64	2.55	2.74
January 2015	2.66	2.63	2.57	2.71
February 2015	2.88	2.82	2.69	2.88
March 2015	3.20	3.13	2.86	3.27
April 2015 (through April 28)	2.89	3.05	2.89	3.15

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates on the close of each business day during the period.

Our parent company, Santander Spain, reports its financial condition and results of operations in euros. As of December 31, 2014, the exchange rate for euro to real was R$3.227 per €1.00.

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our units and the American Depositary Receipts (“ADRs”) could decline, and you could lose all or part of your investment.

Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally

The Brazilian government has exercised significant influence over the Brazilian economy. The Brazilian government’s macroeconomic management strategies, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our securities.

The Brazilian government has frequently intervened in the Brazilian economy and has on occasion made significant changes in policy and regulations. In the past, the Brazilian government has adopted measures, including, among others, changes in regulations, price controls, capital controls, changes in the exchange rate regime and limitations on imports, which have affected Brazilian asset prices. Recently, the Brazilian government has adopted measures, including changes in tax policies and constraints that have affected Brazilian asset prices and the trading price of our securities. We and the trading price of our securities may be adversely affected by changes in policy or regulations at the federal, state and municipal levels involving or affecting factors such as:

•	interest rates;

•	currency volatility;

•	inflation;

•	reserve requirements;

•	capital requirements;

•	liquidity of capital and lending markets;

•	non-performing loans;

•	tax policies;

•	exchange rate controls and restrictions on remittances abroad, such as those that were briefly imposed in 1989 and early 1990; and

•	other political, social and economic developments in or affecting Brazil.

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

For example, between the end of 2010 and the beginning of 2011, the Brazilian Central Bank adopted certain measures in order to control outstanding credit growth, known as macro prudential measures. These measures focused on controlling the issuance of new loans, such as increasing the down payment required for new loans, increasing the minimum payment of credit card bills, implementing a higher minimum capital requirement for certain types of loans, and increasing reserve requirements. Additionally, the government increased taxes on foreign capital inflows in order to control the trend of exchange rate appreciation. These measures negatively impacted the results of all Brazilian banks.

In 2012, the Brazilian government decided to promote credit growth at state-owned banks, increasing their market share mainly in the market for lending to individuals, which also adversely affected the results of operations for private-owned banks.

Political demonstrations in Brazil have also affected the development of the Brazilian economy and investors’ perception about Brazil. For example, the street protests, which started in mid-2013, have continued in 2014 (albeit to a lesser degree than in 2013) and returned in 2015, demonstrated the public’s dissatisfaction with corruption and certain political measures. Additionally, the corruption allegations regarding oil and gas companies and Brazil’s state-owned oil company brought to light by the judicial investigation known as “Lava Jato” have raised investors’ risk aversion with regard to Brazil, as observed by us. This is reflected in the devaluation of the real against the U.S. dollar and adverse movements in the prices of Brazilian-related credit default swaps. For further information please see “—The ongoing “Lava Jato” investigation regarding corruption at certain oil and gas, energy and infrastructure companies may hinder the growth of the Brazilian economy and could have an adverse effect on our business.”

We are not able to fully estimate the impact of global and Brazilian macroeconomic developments and economic regulatory policy changes on our business and lending activity, nor are we able to predict how current or future measures implemented by regulatory policy-makers may impact our business. Any changes in regulatory capital requirements for lending, reserve requirements, or product and service regulations, among others, may materially adversely affect our business.

Government efforts to control inflation and changes in interest rates may hinder the growth of the Brazilian economy and could harm our business.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. The Brazilian government’s measures to fight inflation, principally through the Brazilian Central Bank, have had and may in the future have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates and high compulsory reserve requirements may restrict Brazil’s growth and the availability of credit, reduce our loan volumes and increase our loan loss provisions. Conversely, less strict government and Brazilian Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our spreads.

From January 2000 to August 2005, the average annual interest rate in Brazil was 18.9%, with the minimum rate of 15.25% and maximum of 26.50% during this period. With the favorable macroeconomic environment and inflation stability, the Brazilian Central Bank began a cycle of reducing the SELIC rate (the acronym for “Special Settlement and Custody System” in Portuguese – this is the benchmark interest rate payable to holders of certain Brazilian government securities, based on the Brazilian Central Bank’s overnight rate), starting at a rate of 19.5% in September 2005 and lowering it to 8.75% in March 2010, when the SELIC rate then reached a historical low. At the end of 2010, in order to balance domestic demand, the Brazilian Central Bank started to increase the SELIC rate again, reaching 12.5% in July 2011. However, the Brazilian Central Bank revised its monetary policy in August 2011, when it implemented a monetary easing policy to mitigate the spillover effects of the then ongoing international financial crisis (particularly in Europe). As a result of this change in policy, the SELIC rate was decreased a number of times during the second half of 2011 and throughout 2012, reaching 7.25% (the lowest rate on record) by the end of 2012. The Brazilian Central Bank tightened monetary policy once more in 2013, progressively increasing the SELIC rate starting in April 2013, and reaching 10.0% in November 2013, in an effort to control increasing inflation. In 2014, persistent high inflation led to consecutive increases of the SELIC rate, which was 11.75% in December 2014. The SELIC rate continued to be increased throughout early 2015. On January 21, 2015, the SELIC rate was increased to 12.25%, reaching 12.75% on March 3, 2015. As of April 29, 2015, the SELIC rate was 13.25%.

The majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. We estimate that in 2014, a 1.0% increase or decrease in the base interest rate would have resulted in a decrease or increase, respectively, in our net interest income of R$490 million. Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs and increasing in the short run the risk of default by our customers.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, generally the consumer price index (Índice de Preços ao Consumidor – Amplo), or “IPCA,” and the general index of market prices (Índice Geral de Preços-Mercado), or “IGP-M.” For example, considering the amounts in 2014, each additional percentage point change in inflation, would impact our personnel and other administrative expenses by approximately R$72 million and R$67 million, respectively.

Despite the Brazilian Central Bank’s repeated raises in the SELIC rate during 2013 and 2014, inflation has continued to increase, reaching 7.1% for the twelve-month period ending January 2015 and further increasing to 7.7% for the twelve-month period ending February 2015, the latter being the highest level recorded since May 2005. Brazil’s high rate of inflation, compounded by high and increasing interest rates, declining consumer spending and increasing unemployment, may have a material adverse impact on the Brazilian economy as a whole, as well as on our financial conditions, operations and profits.

The ongoing “Lava Jato” investigation regarding corruption at certain oil and gas, energy and infrastructure companies may hinder the growth of the Brazilian economy and could have an adverse effect on our business.

Certain Brazilian companies active in the oil and gas, energy and infrastructure sectors are facing investigations by the CVM, the SEC, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, in connection with corruption allegations (the so called “Lava Jato” investigations). Depending on the duration and outcome of such investigations, the companies involved may face a downgrade from rating agencies, funding restrictions and a reduction in their revenues. Given the relatively significant weight of the companies cited in the investigation, this could have an adverse effect on Brazil’s growth prospects in the near to medium term. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth in the near to medium term. The combination of these factors could have an adverse effect on our asset quality.

Exposure to Brazilian federal government debt could have a material adverse effect on us.

We invest in Brazilian government sovereign bonds. As of December 31, 2014, approximately 20% of our total assets, and 86% of our securities portfolio, was comprised of debt securities issued by the Brazilian government. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

Fluctuations in interest rates and other factors may affect our obligations under legacy employee pension funds.

We sponsor certain defined benefit pension plans and a health care plan that benefit certain of our former and current employees, most of which were inherited from Banespa (though we discontinued the use of defined benefit pension plans for our employees in 2005).

In order to determine the funded status of each legacy defined benefit pension plan and, consequently, the carried reserves necessary to pay future beneficiaries, we use certain actuarial techniques and assumptions, which are inherently uncertain and involve the exercise of significant judgment, including with respect to interest rates, which are a key assumption in determining our current obligations under the legacy pension plans as interest rates are used to calculate the present value of such obligations.

Changes in the present value of our obligations under our legacy defined benefit pension plans, due to a reduction in the value of the pension fund assets (depending on the performance of financial markets) or an increase in the pension fund liabilities due to changes in mortality assumptions, the rate of increase of salaries, discount rate assumptions (primarily based on yield levels of high graded securities), inflation, the expected rate of return on plan assets, or other factors, could cause us to have to increase contributions to reduce or satisfy the deficits, which would divert resources from use in other areas of our business and reduce our capital resources. While we can control a number of the above factors, there are some over which we have no or limited control. Increases in our pension liabilities and obligations could have a material adverse effect on our business, financial condition and results of operations.

Decreases in interest rates can increase the present value of obligations under our legacy defined benefit pension plans, such as occurred during 2012, when the SELIC rate decreased to a historic low of 7.25% p.a., and may materially and adversely affect the funded status of our legacy defined benefit plans and require us to make additional contributions to these plans to meet our pension funding obligations.

Exchange rate volatility may have a material adverse effect on the Brazilian economy and on our business.

The Brazilian currency has during past decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. For example, as a result of the 2008 global financial markets crisis, the real depreciated 31.9% against the U.S. dollar, reaching R$2.34 per U.S.$1.00 on December 31, 2008. The real recovered in the second half of 2009 and continued to appreciate in 2010, reaching R$1.74 per U.S.$1.00 on December 31, 2009 and R$1.67 per U.S.$1.00 on December 31, 2010, mainly due to the recovery of consumer confidence and exports and foreign investments in the second half of 2009. These effects continued through 2010. In 2011, due to the ongoing international financial crisis (particularly in Europe) the exchange rate reached R$1.88 per U.S.$1.00 as of December 31, 2011. Since 2012, the real has continued to depreciate due to a decrease in commodities prices and a recovery of the U.S. economy, reaching R$2.04 per U.S.$1.00 on December 31, 2012, R$2.34 per U.S.$1.00 on December 31, 2013 and R$2.65 per U.S.$1.00 on December 31, 2014. On April 28, 2015, the exchange rate was R$2.89 per U.S.$1.00.

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

In the year ended December 31, 2014, a variation of 1.0% in the exchange rate of reais to U.S. dollars would have resulted in a variation of expenses on our net foreign exchange position denominated in U.S. dollars of R$1.6 million.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian gross domestic product (“GDP”) growth has fluctuated over the past few years, with growth of 1.8% in 2012, improving to 2.7% in 2013 but decreasing to 0.1% in 2014. Continued growth is limited by inadequate infrastructure, including potential energy shortages (including as a result of deficient hydroelectric power generation resulting from the ongoing drought in certain regions of Brazil) and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on our business.

Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries (including Spain, where Santander Spain, our controlling stockholder, is based), as well as in other Latin American and emerging market countries. Although economic conditions in Europe and the United States may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. In particular, investor perceptions of the risks associated with our securities may be affected by perception of risk conditions in Spain. Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

In 2013 and 2014, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, and the uncertainties regarding Brazilian macroeconomic conditions. These uncertainties adversely affected us and the market value of our securities.

In addition, we continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment, particularly in Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. We lend primarily to Brazilian borrowers, and these effects could materially and adversely affect our customers and increase our non-performing loans, resulting in increased risk associated with our lending activity and requiring us to make corresponding revisions to our risk management and loan loss reserve models.

Disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil and the other countries in which we operate, which could have a material adverse effect on us.

Risks Relating to the Brazilian Financial Services Industry and our Business

The increasingly competitive environment in the Brazilian financial services market may adversely affect our business prospects.

The Brazilian financial markets, including the banking, insurance and asset management sectors, are highly competitive. We face significant competition in all of our main areas of operation from other Brazilian and international banks, as well as state-owned institutions. In recent years, the competition has increased in the sectors of banking and insurance.

In 2012, 2013 and 2014, the Brazilian economy grew less than in prior years, while inflation and currency depreciation increased. The inflation rate reached a level of 7.7% for the twelve-month period ending February 2015, the highest level on record since May 2005. The Brazilian government, in an attempt to foster economic growth, stimulated the availability of credit through large state-owned banks, sustaining the pace of the previous years’ growth. Such state-owned banks started to offer credit at significantly lower interest rates. The private-owned banks followed this lead by reducing interest rates for their customers, while tightening customer credit approval policies in an effort to control potential increases in delinquency rates. Due to these measures, margins and spread were reduced, and credit risk increased.

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

The Brazilian financial markets are subject to extensive and continuous regulatory control by the Brazilian government, principally by the Brazilian Central Bank, the CVM and CMN, which, in each case, materially affects our business. We have no control over the issuance of new regulations that may affect our operations, including in respect of:

•	minimum capital requirements;

•	reserve and compulsory deposit requirements;

•	limits on investments in fixed assets;

•	lending limits and other credit restrictions, including compulsory allocations;

•	limits and other restrictions on fees;

•	limits on the amount of interest banks can charge or the period for capitalizing interest; and

•	accounting and statistical requirements.

The regulation governing Brazilian financial institutions is continuously evolving, and the Brazilian Central Bank has been known to react actively and extensively to developments in our industry.

Changes in regulations in Brazil and international markets may expose us to increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services. As some of the banking laws and regulations have been recently issued or become effective, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the jurisdictions in which we operate, we may face higher compliance costs. The measures of the Brazilian Central Bank and the amendment of existing laws and regulations, or the adoption of new laws or regulations could adversely affect our ability to provide loans, make investments or render certain financial services. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations.

We may also be subject to potential impacts relating to regulatory changes affecting our controlling shareholder, Santander Spain, due to regulatory changes implemented as a result of the unification of the European banking system under a European Banking Union, and as a result of the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), including the statutory provision of the Dodd-Frank Act known as the Volcker Rule. We cannot predict the final outcome of any proposed regulations from the European Banking Union or their effects on Santander Spain and, consequently, their effects on us. Nor can we predict the impact of the Volcker Rule on Santander Spain or on us. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—U.S. Banking Regulation—Volcker Rule.”

Increases in reserve, compulsory deposit and minimum capital requirements may have a material adverse effect on our business, financial condition and results of operations.

The Brazilian Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Brazilian Central Bank, as well as determined compulsory allocation requirements to finance government programs. The Brazilian Central Bank may increase the reserve and compulsory deposit or allocation requirements in the future or impose new requirements. Increases in reserve and compulsory deposit or allocation requirements reduce our liquidity to fund our loan portfolio and other investments and, as a result, may have a material adverse effect on our business, financial condition and results of operations.

Compulsory deposits and allocations generally do not yield the same return as other investments and deposits because a portion of compulsory deposits and allocations:

•	do not bear interest;

•	must be held in Brazilian federal government securities; and

•	must be used to finance government programs, including a federal housing program and rural sector subsidies.

In 2013, 2014 and early 2015, the Brazilian Central Bank published several rules to implement Basel III in Brazil. This new set of regulations covers the revised definition of capital, capital requirements, capital buffers, credit valuation adjustments, exposures to central counterparties, leverage and liquidity coverage ratios. No assurance can be given that the Basel III rules will be adopted, enforced or interpreted in a manner that will not have an adverse effect on us.

For more information on the rules implementing Basel III, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Capital Adequacy and Leverage—Basel” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Management.”

We may not be able to detect or prevent money laundering and other criminal activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering (“AML”), anti-terrorism, sanctions and other laws and regulations in the jurisdictions in which we operate. These laws and regulations require us, among other things, to conduct full customer due diligence regarding sanctions and politically-exposed person screening, keep our customer, account and transaction information up to date and have implemented effective financial crime prevention policies and procedures detailing what is required from those responsible. Our requirements also include AML training for our employees, reporting suspicious transactions and activities to the relevant regulatory authorities and appropriate law enforcement following full investigation by the Special Incidents area.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML sanctions, laws and regulations are increasingly complex and detailed, and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel.

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. These require implementation and embedding within our business effective controls and monitoring, which in turn require ongoing changes to systems and operational activities. Financial crime is continually evolving and subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to effectively prevent threats and criminality, even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them through our whistleblowing channels, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight, there remains a risk of regulatory breach.

If we are unable to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of licenses.

The reputational damage to our business and global brand would be severe if we were found to have breached AML, anti-terrorism, or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers or our business from being used by criminals for illegal or improper purposes.

Any of such risks could have a material adverse effect on our operating results, financial condition and prospects.

Changes in taxes and other fiscal assessments may adversely affect us.

The Brazilian government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of taxation and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing credit portfolio.

Changes in tax policy, including the creation of new taxes, may occur with relative frequency and such changes could have an adverse effect on our financial position or operating results. For example, in 2011, the Brazilian government established the Tax on Financial Transactions (the “IOF Tax”) at a rate of 1.0% per day on the notional value of increased foreign exchange exposure. The rate was reduced to zero in 2013. Furthermore, the rules regarding IOF tax assessed on the settlement of exchange transactions for the inflow of funds related to foreign loans have been changed multiple times since 2012. In addition, the IOF Tax rates applicable to local loans to individuals have been frequently revised in recent years, ranging from 1.5% at the beginning in 2011 to the current rate of 3.0%, with several adjustments to the rate (both increases and decreases) during this period. We cannot estimate the impact that a change in tax laws or tax policy could have on our operations. For example, the IOF Tax is a tool used by the Brazilian government to regulate economic activity, which does not directly impact our results of operations, though changes in the IOF Tax can impact our business volumes generally.

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

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans have in the past and can continue to negatively impact our results of operations. We cannot assure you that we will be able to effectively control the level of impaired loans in our total loan portfolio. In particular, the amount of our reported non-performing loans may increase in the future at a faster rate than the growth in our total loan portfolio. We have taken measures to better manage our credit risk. These included the reassessment of our credit concession policy and the review of our collection practices. Along with our portfolio growth (9.2% in 2014), these have helped keep the non-performing credit portfolio flat (with a contraction of 0.1% in 2014). Nevertheless, there can be no assurance that all of these measures will continue to be effective or that our non-performing credit portfolio will not increase again in the future due to factors outside of our control.

Our current loan loss reserves may not be adequate to cover eventual increases in the amount of non-performing loans or future deteriorations in the overall credit quality of our total loan portfolio. Our loan loss reserves are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things: our borrowers’ financial condition, repayment abilities and repayment intentions; the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. Many of these factors, including the trends described above, are beyond our control. As a result, there is no precise method for predicting loan and credit losses, and we cannot assure you that our loan loss reserves will be sufficient to cover future losses. If our assessment and expectations concerning the factors mentioned above differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, we may be required to increase our loan loss reserves, which may adversely affect us. If we were unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

Our loan portfolio may not continue to grow at the same rate and economic uncertainty may lead to a contraction in our loan portfolio.

There can be no assurance that our loan portfolio will continue to grow at rates similar to the historical growth rate we have experienced. The recent slow growth rate of the Brazilian economy experienced in 2012 through 2014, a slowdown in the growth of customer demand, an increase in market competition, changes in governmental regulation and an increase of the SELIC rate, could adversely affect the rate of growth of our loan portfolio and our risk index and, consequently, increase our required allowances for impairment losses. Ongoing economic uncertainty could adversely affect liquidity, businesses and financial condition of our customers, as well as lead to a general decline in consumer spending, a rise in unemployment and an increase in household indebtedness. All this could lead to a decrease in demand for borrowings in general, which could have a material adverse effect on our business.

Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.

Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases, which reduces the weighted average life of our earning assets and could have a material adverse effect on us. We would also be required to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.

Since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues and our liquidity levels.

Customer deposits are our primary source of funding. As of December 31, 2014, 63.1% of our customer deposits had remaining maturities of one year or less, or were payable on demand, while 39.9% of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy, in general, and the financial services industry in particular, and the availability and extent of deposit guarantees, as well as competition between banks for deposits. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking system, any money markets in which we operate will be able to maintain levels of funding without incurring higher funding costs or the liquidation of certain assets. If this were to happen, our results of operations and financial condition may be materially adversely affected.

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

In the second half of 2013 and in early 2014, the Spanish economy demonstrated increased economic stability and improved growth prospects, which led, in 2013, to a revision in its credit rating outlook to stable from negative by the three major risk rating agencies mentioned above (S&P on November 29, Fitch on November 1 and Moody’s on December 4). Subsequently, Moody’s upgraded Spain’s sovereign rating to Baa2 from Baa3 with a positive outlook on February 21, 2014. Fitch Ratings upgraded Spain’s sovereign rating to BBB+ from BBB with a stable outlook on April 25, 2014. S&P upgraded Spain’s sovereign rating to BBB from BBB- with a stable outlook on May 23, 2014. Consequently, Santander Spain’s credit rating was upgraded and currently the credit ratings of Santander Spain are A- by Fitch, BBB+ by S&P and Baa1 by Moody’s, with a stable outlook in the three rating agencies. In each case Santander Spain is one notch above Spain’s sovereign rating.

On March 24, 2014, S&P lowered Brazil’s credit rating to BBB- from BBB, principally due to the performance of the country’s fiscal accounts. On September 9, 2014, Moody’s lowered the outlook for Brazilian sovereign debt to negative from stable, mainly due to the sustained slowdown of GDP growth, the worsening perception of Brazil among investors and the deterioration in the country’s indebtedness metrics. As of April 28, 2015, Brazil’s sovereign rating is: BBB- with a negative outlook by S&P, BBB with a stable outlook by Fitch Ratings and Baa2 with a negative outlook by Moody’s.

Our long-term debt in foreign currency is currently rated BBB+ with a stable outlook by S&P, BBB with stable outlook by Fitch and Baa2 with a negative outlook by Moody’s. We estimate that any downgrade in our credit rating could increase our cost of international funding by around 50 to 100 basis points, in which case we expect we would concentrate our funding efforts in the domestic market.

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

In assessing customers’ credit worthiness, we rely largely on the credit information available from our own internal databases, certain publicly available customer credit information, information relating to credit contracted, which is provided by Brazilian Central Bank and other sources. Due to limitations in the availability of information and the developing information infrastructure in Brazil, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, we cannot assure that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our loan loss allowances may be materially adversely affected.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may fluctuate due to factors beyond our control, including macroeconomic factors globally and in Brazil. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our operational results and financial condition.

We are subject to market, operational and other related risks associated with our derivative transactions and our investment positions that could have a material adverse effect on us.

We enter into derivative transactions for trading purposes, as well as for hedging purposes. We are subject to market, credit and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder, including providing sufficient collateral). We also hold securities in our own portfolio as part of our investment and hedging strategies.

Financial instruments, including derivative instruments and securities represented 25.2% of our total assets as of December 31, 2014. Any realized or unrealized future gains or losses from these investments or hedging strategies could have a significant impact on our income. These gains and losses, which we account for when we sell or mark-to-market investments in financial instruments, can vary considerably from one period to another. If, for example, we enter into derivatives transactions to protect ourselves against decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses. We cannot forecast the amount of gains or losses in any future period, and the variations experienced from one period to another do not necessarily provide a meaningful forward-looking reference point. Gains or losses in our investment portfolio may create volatility in net revenue levels, and we may not earn a return on our consolidated investment portfolio, or on a part of the portfolio in the future. Any losses on our securities and derivative financial instruments could materially and adversely affect our operating income and financial condition. In addition, any decrease in the value of these securities and derivatives portfolios may result in a decrease in our capital ratios, which could impair our ability to engage in lending activity at the levels we currently anticipate.

Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate. We use certain qualitative tools and metrics for managing market risk, including our use of value at risk, or “VaR,” and statistical modeling tools, which are based upon observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could harm our reputation, as well as our revenues and profits. We also face risks from operational losses that may occur due to inadequate processes, people and systems failures or even from external events like natural disasters, terrorism, robbery and vandalism. Despite the operational risk management process supported by the Board and the internal audit tests, the internal controls and procedures effectiveness may not be fully adequate or sufficient to avoid all the known and unknown operational risks. We have suffered losses from operational risk in the past, including losses related to the migration of customer accounts in connection with acquisitions, phishing scams perpetuated by third parties, and information system platform upgrades. There can be no assurance that we will not suffer material losses from operational risk in the future, including losses related to cyber-attacks or other such security breaches.

We face various cyber-security risks, including but not limited to: penetration of our information technology systems and platforms by ill-intentioned third parties, infiltration of malware (such as computer viruses) into our systems, contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential customer and/or proprietary data by persons inside or outside of our organization, and cyber-attacks causing systems degradation or service unavailability that may result in business losses. We may not be able to successfully protect our information technology systems and platforms against such threats. Further, as cyber-attacks continue to evolve, we may incur significant costs in the attempt to modify or enhance our protective measures or investigate or remediate any vulnerability. See “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure.”

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

If these risks give rise to losses, this could materially and adversely affect our results of operations and financial condition. We have a diversified loan portfolio, with no specific concentration exceeding 10% of total loans. However we cannot assure this will continue to be the case. If counterparty risks give rise to losses, this could materially and adversely affect our results of operations and financial condition.

We engage in transactions with related parties that others may not consider to be on an arm’s length basis.

We are likely to continue to engage in transactions with related parties (including our controlling stockholder) that others may not consider to be on an arm’s length basis. Conflicts of interest between us and related parties may arise. These conflicts are not required to be and may not be resolved in our favor. See “Item 7. Major Shareholders and Related Party Transactions.”

Our business is highly dependent on proper functioning of information technology systems.

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

We manage and hold confidential personal information of customers in the ordinary course of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal actions and administrative sanctions, as well as damages that could materially and adversely affect our results of operations and financial condition.

Further, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of “rogue traders” or other employees. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective.

We may be required to report events related to information security issues (including any cybersecurity issues), events where customer information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us.

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

Risks Relating to Our Controlling Shareholder, Our Units and American Depositary Receipts (ADRs)

Our ultimate controlling shareholder has a great deal of influence over our business.

Santander Spain, our ultimate controlling shareholder, currently owns, directly and indirectly, approximately 88.3% of our total capital (not including the shares held by Banco Madesant - Sociedade Unipessoal). Due to its share ownership, our controlling shareholder has the power to control us and our subsidiaries, including the power to:

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

In December 2012, primarily in response to the requirements of the European Banking Authority, Santander Spain adopted a corporate governance framework (Marco de Gobierno Interno del Group Santander) to organize and standardize the corporate governance practices of certain companies of Santander Group (including us). We adopted this corporate governance framework in May 2013, subject to the precedence of applicable Brazilian laws, regulations and limitations, such as banking secrecy laws, as well as our corporate governance practices, including our policies for related party transactions and for disclosure of material acts and facts. See “Item 16G. Corporate Governance.” We operate as a stand-alone subsidiary within the Santander Group. Our controlling shareholder has no liability for our banking operations, except for the amount of its holdings of our capital stock and for other specific limited circumstances. The interests of Santander Spain may differ from the interests of our other shareholders, and the concentration of control in Santander Spain will limit other stockholders’ ability to influence corporate matters. As a result, we may take actions that our other shareholders do not view as beneficial.

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange (“NYSE”), limiting the protections afforded to investors.

We are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (i) a majority of the board of directors consists of independent directors, (ii) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (iii) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities and (iv) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Although we have similar practices, they do not entirely conform to the NYSE requirements, therefore we currently use these exemptions and intend to continue using them. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

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

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of the units and the ADRs.

The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2014, the aggregate market capitalization of the BM&FBOVESPA was equivalent to approximately R$2.2 trillion (U.S.$0.8 trillion) and the top ten stocks in terms of trading volume accounted for approximately 51% of all shares traded on BM&FBOVESPA in the year ended December 31, 2014. In contrast, as of December 31, 2014, the aggregate market capitalization of the NYSE was approximately U.S.$27 trillion. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, government entities or a principal shareholder. The relative volatility and limited liquidity of the Brazilian securities markets may substantially limit your ability to sell the units or ADRs at the time and price you desire and, as a result, could negatively impact the market price of these securities.

The economic value of your investment may be diluted.

We may, from time to time, need additional funds and, in the event that public or private financing is unavailable or if our shareholders decide, we may issue additional units or shares. Any additional funds obtained by such a capital increase may dilute your interest in our company.

Actual or anticipated sales of a substantial number of units or our common shares or preferred shares in the future could decrease the market prices of the ADRs.

Sales of a substantial number of our units or our common shares or preferred shares in the future, or the anticipation of such sales, could negatively affect the market prices of our units and ADRs. If, in the future, substantial sales of units or common shares or preferred shares are made by existing or future holders, the market prices of the ADRs may decrease significantly. As a result, holders of ADRs may not be able to sell their ADRs at or above the price they paid for them.

Discontinuation of the current corporate governance practices may negatively affect the price of our ADRs and units.

After completion of the voluntary exchange offers by Santander Spain in Brazil and in the United States (respectively, the “Brazilian Exchange Offer” and the “U.S. Exchange Offer”) for the acquisition of up to the totality of our shares that were not held by the Santander Group at that time, we are no longer subject to the obligations of the special listing segment of BM&FBOVESPA known as Corporate Governance Level 2 (the “Level 2 Segment”). Currently, we voluntarily comply with some of the requirements for companies listed on the Level 2 Segment, such as: (i) granting tag-along rights to all shareholders in connection with a transfer of control of the company by offering for each share (whether common or preferred) the same price paid per share of the controlling block; (ii) granting voting rights to the holders of preferred shares in connection with certain corporate restructurings and related parties transactions such as (a) any share conversions, consolidations, mergers, and spin-offs; (b) approval of transactions with controlling shareholders and related parties; and (c) approval of any valuation of assets for capital contributions; (iii) maintenance of a board of directors consisting of at least five members with a minimum 20% of independent members; (iv) limiting the term of the members of the board of directors to no more than two years; (v) separating the roles of chairman of the board of directors and chief executive officer; (vi) having the board of directors grant an opinion in favor or against acceptance of any tender offer, and (vii) submitting exclusively to the jurisdiction of BM&FBOVESPA’s Market Arbitration Chamber for the resolution of any disputes between Santander Brasil and its investors.

Although Santander Spain, our controlling shareholder, has previously stated in the voluntary offer to exchange that it did not have any plans to alter our existing corporate governance practices, discontinuation, in whole or in part, of such existing corporate governance practices or minimum protections may adversely affect your rights as a security holder and may result in a decrease of the price of our shares, units and ADRs.

For further information, please see “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Voluntary Exchange Offer by Santander Spain to Acquire Our Shares not held by the Santander Group.”

Holders of our units and our ADRs may not receive any dividends or interest on stockholders’ equity.

According to our By-Laws, we must generally pay our shareholders at least 25.0% of our annual net income as dividends or interest on stockholders’ equity, as calculated and adjusted under Brazilian Corporate Law (“adjusted net income”), which may differ significantly from our net income as determined under IFRS. This adjusted net income may be used to increase capital, used to absorb losses or otherwise retained as allowed under Brazilian Corporate Law and may not be available to be paid as dividends or interest on stockholders’ equity. Additionally, Brazilian Corporate Law allows a publicly traded company like ours, to suspend the mandatory distribution of dividends and interest on stockholders’ equity in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. We paid R$2.7 billion, R$2.4 billion and R$1.5 billion (R$0.71, R$0.63 and R$0.41 per unit) as dividends and interest on stockholders’ equity (considering gross value) in 2012, 2013 and 2014, respectively, in accordance with our dividend policy. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—History of Payment of Dividends and Interest Attributable to Stockholders’ Equity.”

Holders of ADRs may find it difficult to exercise voting rights at our stockholders’ meetings.

Holders of ADRs will not be our direct shareholders and will be unable to enforce directly the rights of shareholders under our By-Laws and Brazilian Corporate Law. Holders of ADRs may exercise voting rights with respect to the units represented by ADRs only in accordance with the deposit agreement governing the ADRs. Holders of ADRs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADR holders. For example, we are required to publish a notice of our stockholders’ meetings in specified newspapers in Brazil. Holders of our units will be able to exercise their voting rights by attending a stockholders’ meeting in person or voting by proxy. By contrast, holders of ADRs will receive notice of a stockholders’ meeting by mail from the ADRs depositary following our notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of ADRs must instruct the ADR depositary on a timely basis on how they wish to vote. This voting process necessarily will take longer for holders of ADRs than for holders of our units or shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADRs, the depositary will assume that the holders of those ADRs are instructing it to give a discretionary proxy to a person designated by us to vote their ADRs, except in limited circumstances.

Holders of ADRs also may not receive the voting materials in time to instruct the depositary to vote the units underlying their ADRs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADRs or for the manner of carrying out those voting instructions. Accordingly, holders of ADRs may not be able to exercise voting rights, and they will have little, if any, recourse if the units underlying their ADRs are not voted as requested.

Holders of ADRs could be subject to Brazilian income tax on capital gains from sales of ADRs.

Law 10,833 of December 29, 2003 provides that the disposal of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposal occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposal of our units by a non-resident of Brazil to another non-resident of Brazil. It is unclear whether ADRs representing our units, which are issued by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. We believe ADRs do not qualify as property located in Brazil and, thus, should not be subject to Brazilian income tax. Nevertheless, there is no judicial guidance as to the application of Law 10,833 of December 29, 2003 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADRs between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADRs, this tax law would accordingly impose withholding taxes on the disposition of our ADRs by a non-resident of Brazil to another non-resident of Brazil. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

Any gain or loss recognized by a U.S. taxpayer will generally be treated as U.S. source gain or loss. A U.S. taxpayer would not be able to credit any Brazilian tax imposed on the disposition of our units or ADRs against such person’s U.S. federal income tax liability, unless such credit can be applied (subject to applicable limitations) against tax due on other income of such person from foreign sources.

Judgments of Brazilian courts with respect to our units or ADRs will be payable only in reais.

Our By-Laws provide that we, our shareholders, our directors and officers and the members of our fiscal council shall submit to arbitration any and all disputes or controversies that may arise amongst ourselves relating to, or originating from, the application, validity, effectiveness, interpretation, violations and effects of violations of the provisions of Brazilian Corporate Law, our By-Laws, the rules and regulations of the CMN, the Brazilian Central Bank and the CVM, as well as other rules and regulations applicable to the Brazilian capital markets and the rules and regulations of the Arbitration Regulation of the Market Arbitration Chamber. However, in specific situations, including whenever precautionary motions are needed for protection of rights, the dispute or controversy may have to be brought to a Brazilian court. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the units or ADRs, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations and according to Brazilian laws, an obligation in Brazil to pay amounts denominated in a currency other than reais may be satisfied in Brazilian currency only at the exchange rate, as determined by the Brazilian Central Bank or competent court, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the units or ADRs.

Holders of ADRs may be unable to exercise preemptive rights with respect to our units underlying the ADRs.

Holders of ADRs will be unable to exercise the preemptive rights relating to our units underlying ADRs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of units or ADRs. We may decide, at our discretion, not to file any such registration statement. If we do not file a registration statement or if we and the ADR depositary decide not to make preemptive rights available to holders of units or ADRs, those holders may receive only the net proceeds from the sale of their preemptive rights by the depositary, or if they are not sold, their preemptive rights will be allowed to lapse.

As a holder of ADRs you will have different stockholders’ rights than in the United States and certain other jurisdictions.

Our corporate affairs are governed by our By-Laws and Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil.

Holders of our common shares are allowed to vote in our stockholders’ meetings, and each common share shall entitle its owner to one vote. Our preferred shares only allow voting rights in respect of a few matters. See “Item 10. Additional Information—B. By-Laws.”

Holders of ADRs are not our direct shareholders and will be unable to enforce directly the rights of shareholders under our By-Laws and Brazilian Corporate Law. Holders of ADRs may exercise voting rights with respect to the units represented by ADRs only in accordance with the deposit agreement governing the ADRs. See “——Holders of ADRs may find it difficult to exercise voting rights at our stockholders’ meetings.”

Thus, under Brazilian Corporate Law, holders of the ADRs and the holders of just the preferred shares may have fewer and less well-defined rights to protect their interests relative to actions taken by our board of directors or the holders of our common shares than under the laws of other jurisdictions outside Brazil.

Although Brazilian Corporate Law imposes restrictions on insider trading and price manipulation, the form of these regulations and the manner of their enforcement may differ from that in the U.S. securities markets or markets in certain other jurisdictions. In addition, in Brazil, self-dealing and the preservation of shareholder interests may be regulated differently, which could potentially disadvantage you as a holder of the preferred shares underlying ADRs.

ITEM 4. INFORMATION ON THE COMPANY

4A.  History and Development of the Company

General

We are a publicly held company of indefinite term, incorporated under Brazilian law on August 9, 1985. Our corporate name is Banco Santander (Brasil) S.A. and our commercial name is Banco Santander. Our headquarters are located in Brazil, in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235, Bloco A, Vila Olímpia, 04543-011. Our telephone number is 55-11-3553-3300. Documentation of our incorporation is duly registered with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo or JUCESP), under NIRE (Registry Number) 35300332067.

Our agent for service is James H. Bathon, Managing Director - Legal and Compliance, Banco Santander, S.A., New York Branch, 45 E. 53rd Street New York, New York 10022.

History

The Santander Group has expanded globally through a number of acquisitions and the integration of the acquired businesses to achieve synergies.

In 1957, the Santander Group first entered the Brazilian market through an operating agreement with Banco Intercontinental do Brasil S.A. Since the 1990s, the Santander Group has sought to establish its presence in Latin America, particularly in Brazil. The Santander Group pursued this strategy through organic growth, as well as acquisitions. In 1997, the Santander Group acquired Banco Geral do Comércio S.A., which subsequently changed its name to Banco Santander Brasil S.A. In the following year, the Santander Group acquired Banco Noroeste S.A. In 1999, Banco Noroeste was merged into Banco Santander Brasil. In January 2000, the Santander Group acquired Banco Meridional S.A. (including its subsidiary Banco Bozano, Simonsen S.A.).

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

Important Events

Plans to Optimize our Capital Structure

As part of our plans to optimize our capital structure in light of the recent Basel III capital rules, our business strategy and asset growth plan (which also included the issue of Tier 1 and Tier 2 Notes), and with the purpose of eliminating the trades in centavos (cents of reais) of our common and preferred shares, increasing liquidity and reducing the transaction costs thereof, on March 18, 2014 our shareholders approved (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share or preferred share, which results in five preferred shares for each Unit, through the capitalization of reserves in the amount of approximately R$172 million; and (ii) a reverse share split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five common shares and fifty-five preferred shares now correspond to one common share and one preferred share, and as a result, each Unit is now comprised of one common share and one preferred share. Following the conclusion of such bonus share and reverse share split, our corporate capital, in the total amount of R$57 million, is divided into 7,600,840,325 shares, of which 3,869,849,668 are common shares and 3,730,990,657 are preferred shares, all of them with no par value. The bonus share and reverse share split were implemented on June 2, 2014.

For further information in relation to the Tier 1 and Tier 2 Notes, please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Subscription of Tier 1 and Tier 2 Notes.”

Voluntary Exchange Offer by Santander Spain to Acquire Our Shares not held by the Santander Group

On April 29, 2014, Santander Spain, our indirect controlling shareholder, announced its intention to launch the Brazilian Exchange Offer and the U.S. Exchange Offer.

Payment for the Brazilian Exchange Offer and the U.S. Exchange Offer was made in Brazilian Depositary Receipts (“BDRs”) or ADRs representing ordinary shares of Santander Spain, at the rate of 0.7152 newly-issued shares of Santander Spain for each of our units or existing ADRs. Our shareholders who accepted the Brazilian Exchange Offer or the U.S. Exchange Offer thereby became shareholders of Santander Spain.

On October 30, 2014, the Brazilian Exchange Offer and the U.S. Exchange Offer were concluded. As a result, the Santander Group’s stake of our total share capital increased to 88.30% (not including the shares held by Banco Madesant - Sociedade Unipessoal). In addition, as a result of the Brazilian Exchange Offer, our units ceased to be listed on the Level 2 Segment and are now traded on the traditional segment of the BM&FBOVESPA.

Acquisition of GetNet Tecnologia em Captura e Processamento de Transações Eletrônicas H.U.A.H. S.A.

On April 4, 2014, we and our controlled company Santander GetNet Serviços para Meios de Pagamento S.A. (“SGS”) executed a share purchase agreement for the acquisition, by SGS, of 100% of the voting and total corporate capital of GetNet Tecnologia em Captura e Processamento de Transações Eletrônicas H.U.A.H. S.A. (“GetNet”).

One of the leaders among the independent companies in the Brazilian electronic payments market, GetNet has been a partner of Santander Brasil since 2010, when it began to provide services to our cards business division. This cooperation resulted in the creation of SGS, a joint venture between us and GetNet responsible for distributing POS (point of sale) cards.

At the Extraordinary Shareholders’ Meeting held on August 31, 2014, the shareholders of GetNet and SGS approved the merger of GetNet into SGS. On the same date, SGS had its corporate name changed to GetNet Adquirência e Serviços para Meios de Pagamento S.A. (“SGS GetNet”).

The transaction was concluded on July 31, 2014, once all regulatory approvals had been obtained. We became the owners of shares representing 88.5% of the total corporate capital of SGS GetNet, with the previous shareholders of GetNet owning 11.5% of the total corporate capital of SGS GetNet.

The purchase price of 100% of the shares issued by GetNet was R$1.15 billion, of which: (i) R$1.02 billion were paid to the sellers on July 31, 2014, adjusted by the SELIC rate from January 31, 2014 until the date of the payment; and (ii) R$84 million will be paid in five equal annual installments as from July 31, 2014.

The transaction reinforced the strategy and the potential growth of our acquiring business, enabling (a) greater flexibility in managing the business, especially in terms of the necessary investments and the definitions regarding the commercial strategy to be adopted, (b) gains related to scale’s improvement, reduction of costs per transaction and additional synergies expected from the integration of operational and commercial structures.

Additional investment in iZettle do Brasil Meios de Pagamento S.A. (“iZettle Brasil”)

On July 18, 2014, we acquired 50% of the total corporate capital of iZettle Brasil, through a contribution to the company’s capital in the amount of R$17.2 million. The remaining 50% are held by the Swedish companies: iZettle, AB and iZettle Merchant Services, AB (the “iZettle Group”). On July 31, 2014, we contributed the entirety of our stake in iZettle Brasil to the capital of SGS GetNet.

iZettle Group operates in the payment systems market, focusing on the development and distribution of payment products and solutions. The partnership between us and iZettle is rooted in a global agreement entered into in December 2012 between Santander Spain and iZettle in order to create coordinate operations in markets where the Santander Group operates, among them: Spain, the United Kingdom and Mexico.

Sale of Santander Securities Services Brasil DTVM S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, we executed preliminary documents containing the main terms and conditions relating to the sale of our qualified custody business operations, and of all of the shares issued by Santander Securities Services Brasil DTVM S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.), one of our subsidiaries who is engaged in the rendering of third-party fund administration services (“CRV DTM”).

The transaction is part of a broader alliance between Santander Spain, investment funds controlled by Warburg Pincus, a leading global private equity firm, and the Singaporean sovereign fund Temasek. As part of this alliance, Santander Spain will become the owner of 50% of the shares in a holding company that will integrate the Santander Group’s custody units located in Spain, Brazil and Mexico. Warburg Pincus and Temasek will hold the remaining 50% of the shares issued by such holding company.

The conclusion of the sale is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the execution of definitive agreements and obtainment of the necessary regulatory authorizations.

New Shareholders’ Agreement Relating to Tecnologia Bancária S.A. (“TecBan”)

On July 17, 2014, Brazil’s leading retail banks, including Santander Brasil, through one of its subsidiaries, executed a new shareholders’ agreement relating to TecBan (the “TecBan Shareholders’ Agreement”), the operator of the “Rede Banco24Horas” network of external-access automated teller machines (“ATMs”). The TecBan Shareholders’ Agreement establishes that, within approximately four years following its effective date of November 19, 2014, the shareholders of TecBan shall have replaced part of their own ATMs with Rede Banco24Horas ATMs, which are and will continue to be managed by TecBan. The purpose of such replacement is to increase efficiency and provide a more widely available ATM service to each shareholder’s customers. We also expect a reduction in our costs and expenses related to the maintenance of ATMs.

Investment Agreement Between Santander Brasil and Banco Bonsucesso S.A.

On July 30, 2014, we, through our controlled company Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré CFI”) entered into an investment agreement with Banco Bonsucesso S.A. (“Banco Bonsucesso”) whereby we and Banco Bonsucesso agreed to form a joint venture in the payroll credit card loan and payroll loan segments (“Banco Bonsucesso Consignado”).

On February 10, 2015, with the approval of Brazilian Central Bank, the transaction was concluded and Santander Brasil, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, holding 60% of the share capital of the entity. Banco Bonsucesso owns the remaining portion of Banco Bonsucesso Consignado’s share capital (i.e., a 40% interest).

The transaction involved the transfer to Banco Bonsucesso Consignado of the payroll loan business and payroll credit card loan of Banco Bonsucesso, and the investment by Santander Brasil, through Aymoré CFI, of R$460 million in Banco Bonsucesso Consignado.

Banco Bonsucesso Consignado became the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. We will continue to also originate payroll loan transactions independently through our own independent channels.

Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”)

On October 3, 2014, we, through Aymoré CFI, signed an investment agreement with Super, whereby Aymoré CFI agreed to subscribe and pay for shares issued by Super representing 50% of Super’s total and voting capital. Super is a Brazilian digital service provider that offers online payment accounts, prepaid cards and access to simplified financial services. The transaction reinforces Santander Brasil’s presence in the electronic payment market.

The transaction was concluded on December 12, 2014, following the completion of certain conditions precedent set forth in the investment agreement, including the prior approval of the Brazilian Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed for and acquired 20 million new common shares of Super for a value of R$31.128 million. Santander Brasil, through Aymoré CFI, now controls Super.

Buyback Program

On November 3, 2014, our board of directors approved, in continuation of the buyback program that expired on August 24, 2014, the buyback program of our units or ADRs. The buyback program will cover the acquisition of up to 44,253,662 units, representing 44,253,662 common shares and 44,253,662 preferred shares, or ADRs, corresponding to approximately 1.16% of our share capital. The term of the buyback program is 365 days counted from the approval date of November 3, 2014.

Optional Redemption of Diversified Payment Rights Notes

To remove certain restrictions on our operations imposed by our Diversified Payment Rights program (the “DPR Program”), on October 29, 2014, we sent an irrevocable notice to The Bank of New York Mellon, the trustee of the DPR Program, stating our intention to redeem all of the outstanding notes under the DPR Program on December 4, 2014 and to subsequently terminate the DPR Program. The redemption of the outstanding notes occurred on December 4, 2014, for a total redemption price of U.S.$747.2 million and the DPR program was terminated on the same date.

Capital Expenditures and Divestitures

Our principal capital expenditures include investments in information technology (“IT”). Our IT platform focuses on our customers and supports our business model. In 2014, 2013 and 2012, total investments in information technology were R$1,029 million, R$1,014 million and R$958 million, respectively.

In 2013 and 2014, we continually improved our technology platform by means of investments in systems and hardware renewal. During these years, our main projects were: the construction of a new data center with the most advanced requirements in terms of data centers, the introduction of biometric security features and updates to our electronic channels.

Technology management by specialized companies within the Santander Group enables us to achieve a global scale and other benefits similar to outsourcing, without the loss-of-control that is often seen when outsourcing core activities. For further discussion regarding our technology infrastructure see “—B. Business Overview—Technology and Infrastructure” below.

Our major divestitures in the past three fiscal years and until the date of this information were the sale, in December 2013, of our asset management business to a holding company owned by Santander Spain and the private equity funds Warburg Pincus and General Atlantic for R$2,243 million (in this respect, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operations—Sale of the Investment Fund Management and Managed Portfolio Operations”) and the sale, in 2012 and 2013, of real estate assets, mainly branches, to Santander Real Estate Mutual Fund (Santander Agências Fundo de Investimento Imobiliário), that generated gains of R$335 million and R$88 million, respectively.

4B.  Business Overview

Our Competitive Strengths

We believe that our main competitive strengths are: (i) being part of the Santander Group; (ii) maintaining sophisticated risk management practices; (iii) maintaining a strong capital base; (iv) maintaining a modern technology platform; and (v) focusing on sustainable growth with a strong presence in attractive demographic and geographic areas. We are active in large investments in infrastructure, while also supporting the growth of small and medium enterprises (“SMEs”) and the future of Brazilian citizens through our university funding programs.

Relationship with the Santander Group

We believe that being part of the Santander Group offers us a significant competitive advantage over our competitors. While, under the Santander Group’s business model, each unit is required to be self-sufficient in terms of capital and liquidity, our relationship allows us to:

•	access the Santander Group’s global information systems platform, which reduces our technology development costs, provides operational synergies with the Santander Group and enhances our ability to provide global products and services to our customers;

•	provide our individual and SME customers with the benefits of a global platform and a strong presence in certain principal markets, predominantly in Latin America and Western Europe;

•	to take advantage of good practices already implemented in other countries, providing all of our customers with products and services via modern and integrated channels;

•	benefit from the Santander Group’s operational expertise in areas such as internal control and risk management, which have been developed in response to a wide range of market conditions across the world and which we believe enhance our ability to expand our business within desired risk limits;

•	take advantage of the Santander Group’s experience with integration to maximize and accelerate the generation of synergies from any acquisitions; and

•	benefit from the Santander Group’s management training and development, which is composed of a combination of in-house training and development with access to managerial expertise in other Santander Group units outside Brazil.

Sophisticated Risk Practices

High quality risk management is one of the Santander Group hallmarks and, consequently, one of our priorities. Throughout its 150 years, the Santander Group has combined prudence in risk management with the use of advanced techniques, always aiming to generate recurrent and balanced earnings and to create shareholder value. Our risk management model is a key factor for achieving our strategic objectives.

Our risk management principles are: (i) independence and risk assessment; (ii) business support to maintain risk quality; (iii) decision-making based on committee involvement; and (iv) use of modern tools and systems to analyze risk effectively. Our risk management policy seeks to maintain a medium-low and predictable profile for all our risk.

To manage our risk, we have incorporated the Santander Group’s global program of risk management into various levels of our organization. The entire Bank is responsible for risk management, from our branch employees to our risk management committee members.

Strong Capital Base

Due to our strong capital base, among other factors, we were considered in June 2014 to be the most solid bank in South America by Bloomberg Markets Magazine. As of December 31, 2014, our Basel capital adequacy ratio was 17.5%. To achieve a more efficient capital structure consistent with the recent Basel III capital rules and our business strategy and asset growth plan, in 2013, we developed a plan to optimize our capital structure.

For further information, please see “—A. History and Development of the Company—Important Events—Plans to Optimize our Capital Structure” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operations—Plans to Optimize our Capital Structure.”

For further information on our capital adequacy requirements, please see “—Regulation and Supervision—Capital Adequacy and Leverage – Basel.”

Modern Technology Platform

We operate a modern global technology platform that is interconnected with the platform of the Santander Group, which allows us to serve our customers on a global scale, under a platform that is uniquely customer centered. Our technological platform is structured to allow us to provide core banking services and our standardized systems allow us to serve our customers quickly and efficiently.

In 2014, we opened and concluded the migration of our operation to the new data center located in Campinas, which, at 800,000 square-meters, we believe to be the largest technology center in Latin America. Our objectives are to: (i) maintain our systems with a high security level, (ii) optimize our technology activities and (iii) operate efficiently through the best use of energy and natural resources. The data center was designed as a model of sustainable construction and consumes 20% less water and 30% less energy than our other data centers. Our new data center is the only data center in Latin America to have received the maximum classification level in capacity and availability (Tier IV, with 99.99% availability), within the design and implementation phases, according to the UpTime Institute.

Also in 2014, we launched a new application for smartphones and recently, a new internet banking platform, both more intuitive and focused on our customers’ user experience. We also expanded our biometric authentication technology to our facilities nationwide.

Sustainable growth with strong presence in attractive demographic and geographic areas

We continuously focus on sustainable growth, both organically and through select acquisitions and partnerships. We believe that we are well positioned to benefit from the growth in our customer base and the relatively low penetration of financial products and services in Brazil. We have a strong presence in attractive demographic and geographic areas and we have strengthened our competitive position in all Brazilian regions.

In addition to maintaining a significant branch network, we strive to adapt our product and services offering to the evolving needs of customers. For example, in 2013, we launched Santander Select, an innovative offering for support of management and assets construction for high-income customers. In 2014, we acquired GetNet, which has given us the ability to offer integrated e-banking services for SME customers composed of a current account, cash management services and POS machines. Furthermore, in 2014, we entered into a joint venture with Banco Bonsucesso to improve our position in the payroll credit market. See “—A. History and Development of the Company—Important Events.”

We have been working constantly to improve our customer experience and have recently expanded our customer care platform with the renewal of electronic service in our call center, launched a new application called “Minha Conta” (“My Account”) for smartphones. We also simplified customer access to our banking channels using the “CPF” number (an individual tax registry number commonly used for personal identification purposes in Brazil, including with regard to registration for services), providing flexibility in access while maintaining the same level of security.

Our branch network, service channels and technology platform all have capacity for substantial growth in our customer base and financial transactions. We ranked third among the privately-owned banks in Brazil in terms of assets, with a 8% market share, in December 31, 2014, according to the Brazilian Central Bank. Among these banks, we believe that we have a top three position in the market in the majority of our key product lines, as evidenced by our market share in the following products and regions.

At December 31, 2014 Market share (%)
Payroll/individual loans	6.4%
Individual loans	11.0%
Payroll loans	4.5%
Auto leasing/CDC (Auto loans)	17.9%
Credit cards	11.3%
Branches	11.0%
Southeast	14.8%
South	8.3%

Source: Brazilian Central Bank.

We believe that our size and market position provide us with exceptional competitive opportunities including: (i) the ability to gather market intelligence to support decision-making in determining business opportunities, and (ii) the ability to meet our customers’ needs by operating as a full-service bank. In addition, we are a leading wholesale bank in Brazil. Through our unique access to the Santander Group’s global network, we are able to support our large Brazilian corporate customers in the globalization of their businesses.

Our Strategy

Our mission is to contribute to the progress of our customers. We constantly seek to offer market-leading banking services, while also striving to gain the trust of employees, customers, shareholders and society. We believe the way to achieve this is to offer simple, personal and fair banking services, provided in a convenient and easy to understand format adapted to customers’ needs.

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

Our Business

Overview

After the sale of our asset management business in December 2013, we operate along two segments: Commercial Banking and Global Wholesale Banking.

The following chart sets forth our operating segments and their main focus.

Commercial Banking	Global Wholesale Banking
• Retail banking	• Global Banking & Markets (“GB&M”)

• Individuals	• Proprietary Trading

• SMEs (annual gross revenues up to R$80 million)

• Corporate (annual gross revenues in excess of R$80 million, other than global corporate clients)

• Consumer finance

• Asset Management

• Insurance

• Capitalization Products

The following table presents the breakdown of our net interest income and profit before tax by operating segment:

	For the year ended December 31,
	2014	2013	2012	2014	2013	2012
	Net interest income			Profit before tax
	(in millions of R$)
Commercial Banking	25,042	26,328	29,470	4,231	1,510	3,103
Global Wholesale Banking	2,186	2,151	2,117	2,212	2,508	2,372
Total	27,229	28,479	31,587	6,443	4,018	5,475

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

Through our Global Wholesale Banking segment we offer financial services and sophisticated and structured solutions to our customers, in parallel with our proprietary trading activities. Our wholesale banking business focuses on servicing local and multinational conglomerates, which we refer to as GB&M customers. Our wholesale business provides our customers with a wide range of domestic and international services that are specifically tailored to the needs of each client. Our customers benefit from the global services provided by the Santander Group’s integrated wholesale banking network and local market expertise. Our proprietary trading desk is under strict risk control oversight and has consistently shown positive results, even under volatile scenarios.

Our business is strongly committed to sustainability. Our sustainable strategy is based on three pillars: (i) social and financial inclusion, (ii) education and (iii) socio environmental business. In 2013, both the Financial Times, and the International Finance Corporation or IFC, recognized Santander Brasil as the most sustainable bank of the year in the Americas category.

As of December 31, 2014 our loans and advances to customers grew 10.1% and reached R$249,111 million compared to R$226,206 million in December 31, 2013.

The following table shows a managerial breakdown of our loans and advances to customers by client category at the dates indicated:

	For the year ended December 31,			Change, at December 31, 2014 vs. December 31, 2013
	2014	2013	2012	R$ million	%
	(in millions of R$)
Individuals	77,809	74,440	70,277	3,369	4.5%
Consumer finance	27,686	28,692	29,566	(1,007)	(3.5)%
Small and Medium Enterprises(1)	37,871	37,532	40,199	339	0.9%
Large Corporations(2)	105,745	85,542	70,699	21,203	23.6%
Total	249,111	226,206	210,741	22,904	10.1%

(1)	Companies with annual gross revenues of up to R$80 million.

(2)	Companies with annual gross revenues exceeding R$80 million, including our global corporate clients.

Commercial Banking

Our Commercial Banking business includes products and services for retail customers, enterprises and corporations (other than global corporate clients who are served by our Global Wholesale Banking segment), our consumer finance business and our asset management and insurance services.

We serve clients throughout Brazil, primarily through our branch network, which as of December 31, 2014, consisted of 2,252 branches, 1,160 mini branches (postos de atendimento bancário or “PABs” located at our corporate customers’ premises), and 14,856 ATMs.

Retail Banking

Individuals

Our current individual customer classification model is as follows:

•	Private Banking Business: serves a select group of clients with a minimum of R$3.0 million in assets available for investment. Our objective is to provide our clients a comprehensive range of financial products, banking services, tax planning and advisory services relating to investments and asset allocation;

•	Santander Select: serves customers who earn more than R$10,000 per month and have R$30,000 in investments or have investments above R$200,000. Our objective is to provide a differentiated value proposal focused on wealth management advisory services. The segment currently has 85 exclusive agencies and it is intended that another 15 such agencies will open during the course of 2015;

•	Santander Van Gogh: serves customers who earn over R$4,000 per month or have investments above R$40,000. Our objective is to understand the needs of our clients at each stage of their life and provide them with financial advice and solutions, be it credit lines or investment alternatives, to meet our clients’ needs; and

•	Santander Individuals: customers who earn less than R$4,000 per month. Our business model offers simple and efficient solutions with options to improve the cost-benefit of the services we provide to these customers. These services are provided primarily through electronic channels.

We offer our retail lending products to customers through our extensive branch network and on-site service units. See “—Distribution Network.” The following table sets forth our individual customer loan portfolio at the dates indicated, as per our management records:

	For the year ended December 31,			Change, at December 31, 2014 vs. December 31, 2013
	2014	2013	2012	R$ million	%
	(in millions of R$)
Leasing/Auto Loans(1)	3,219	3,185	2,740	34	1.1
Credit cards	18,218	17,070	16,138	1,148	6.7
Payroll loans	11,178	12,994	13,529	(1,816)	(14.0)
Mortgages	21,581	16,058	12,321	5,523	34.4
Agricultural Loans	3,371	2,725	2,147	646	23.7
Personal loans/Other	20,242	22,409	23,402	(2,166)	(9.7)
Total	77,809	74,440	70,277	3,369	4.5

(1)	Including the loans to individuals in the consumer finance segment, the auto loan portfolio totaled R$26.8 billion in the fourth quarter of 2014, R$27.6 billion in the fourth quarter of 2013 and R$27.9 billion in the fourth quarter of 2012.

Payroll Loans

Payroll loans are typical retail products with differentiated methods of payment. Monthly installments are deducted directly from the customer’s payroll by their employer and then credited to Santander Brasil, significantly reducing our credit risk. Our customers are typically employees from the public sector, private sector and state pension holders. We had 4.5% of market share in payroll loans at December 31, 2014, according to the Brazilian Central Bank.

Credit Cards

We operate in the credit card market issuing Visa and MasterCard cards to our customers (including both account and non-account holders). Our revenues from credit cards include administration fees, interest on unpaid balances, annuities and withdrawal fees.

The total credit card portfolio in 2014 presented an increase of 6.4% compared to the same period of 2013, reaching R$18.3 billion. In 2014, our average base of credit card customers increased 7.2% in comparison to 2013, reaching 6.0 million of active credit cards, and our debit card customer base increased 10.7% from 2013, reaching 41.5 million debit cards.

In 2014, we maintained our partnerships with Vivo, a leading mobile phone operator in Brazil and Raízen group, a Brazilian energy company which operates more than 4,700 gas stations under the Shell brand.

Merchant Acquiring Market

On July 31, 2014 we completed the acquisition of the operations of GetNet. See “—A. History and Development of the Company—Important Events—Acquisition of GetNet Tecnologia em Captura e Processamento de Transações Eletrônicas H.U.A.H. S.A.”

The acquisition of GetNet has given us more flexibility to invest in, and influence business strategy within the Brazilian electronic payments segment, creating opportunities for us to gain scale in this segment and to take advantage of the product portfolio and services of GetNet.

During the second quarter of 2014, we launched Santander Conta Conecta aimed at micro entrepreneurs, liberal and independent professionals, individuals or small companies. The offer consists of the benefits of a current account service package appropriate to the needs of the relevant customer segment, along with the iZettle card reader, which enables customers to accept card payments through their internet-connected smartphone or tablet.

Mortgages

We offer long-term loans to our customers for the purchase of real estate, secured by deeds of trust, which we consider a strategic product due to its lower risk and ability to increase customer loyalty. Mortgages were the credit product with the highest growth in our portfolio in 2014. In addition to financing for individuals, we also offer credit lines to corporate customers in the real estate construction industry for the financing of up to 80% of the project cost.

As of December 31, 2014, we had a 6.34% market share in Brazil in terms of amounts outstanding under mortgage products, according to the Brazilian Central Bank. As of December 31, 2014, our mortgage loans portfolio, including construction loans, was R$31.6 billion. Within the individual sector, mortgage loans increased 35.8%, reaching R$21.3 billion.

On average, the loan-to-value ratio of our housing loans is 58.9%. We do not offer mortgage loans that do not meet prime lending standards. That is (i) we do not make any loans for more than 80% of the value of the property to be purchased, (ii) and borrowers must meet certain minimum monthly income levels evidenced by recent payroll information and tax returns to confirm their employment or other types of revenue, which allows us to evaluate their credit risk profile and (iii) payments may not exceed 35% of borrowers’ monthly gross income.

Small and Medium Enterprises

Our current SMEs classification model is as follows:

•	Business 3: companies with annual revenue over R$10 million and up to R$80 million. Our focus is to strengthen relationships with our customers in this segment by offering a complete and sophisticated range of products and services, with dedicated and qualified managers, customer service centers, a dedicated and exclusive call center unit, and the support of product experts;

•	Business 2: companies with annual revenue over R$1 million and up to R$10 million. Our focus is to increase customer loyalty in this segment through products and services tailored to the needs of each client, with emphasis on cash flow management solutions and adequate credit offering; and

•	Business 1: companies with annual revenue up to R$1 million. Our focus is on providing a differentiated service, integrating financial solutions, both for the business as for its partners, bringing simplicity and economy to their day-to-day operations, mainly through our acquiring services.

During 2014, we focused on providing our integrated service to our Business 1 customers and expanding product offerings in the various service channels. The integrated service simplifies all stages of the life of a business, combining services from both accounts, individual and business, bringing simplicity to the day-to-day operations. For Business 2 customers, we improved the value proposition focused on cash management products. Lastly, we have focused on providing a complete range of Business 3 type banking services.

The table below sets forth our SME loan portfolio at the dates indicated, as per our management records:

	For the year ended December 31,			Change, December 31, 2014 vs. December 31, 2013
	2014	2013	2012	R$ million	%
	(in millions of R$)
Agricultural lending	173	165	161	9	4.8
Working capital loans	14,996	17,194	18,944	(2,199)	(12.8)
Buyer financing	21	19	30	2	10.5
Vendor financing	1	6	5	(5)	(83.3)
Discounted receivables	1,036	767	1,173	269	35.1
Comex	741	471	322	270	57.3
Overdraft facility	2,764	3,111	3,953	(347)	(11.2)
Refinancing	3,390	4,179	4,793	(789)	(18.9)
Resolution 2,770	47	13	10	34	261.5
Account overdraft loans	2,018	2,642	2,751	(624)	(23.6)
CDC/leasing(1)	1,608	1,933	2,252	(325)	(16.8)
Other(2)	11,075	7,033	5,805	4,043	57.5
Total(3)	37,871	37,532	40,199	339	0.9

(1)	Does not include consumer finance products.

(2)	Includes credit cards, mortgage finance products and other products.

(3)	Includes small and medium companies with annual gross revenues up to R$80 million.

Corporate

Our corporate segment is comprised of large companies that have annual gross revenues greater than R$80 million (other than global corporate clients). We focus on fostering a close relationship with our corporate customers by providing them with customer-tailored services. To that end, we offer a wide range of specialized products and services that are compatible with the products and services we offer to our GB&M customers. In 2014, our team comprised 200 bankers and more than 100 product specialists dedicated exclusively to our corporate sector.

Consumer Finance

Aymoré CFI (also known as Santander Financiamentos) is our main channel for consumer finance, with expertise in providing consumer credit directly to borrowers or through intermediate agencies. We have a total portfolio of R$28.2 billion, in an operation based on four pillars: (i) vehicle financing, where we are the market leader with 18% market share; (ii) commercial partnerships particularly with car makers such as Nissan, Renault, Hyundai and Volvo; (iii) Webmotors S.A. (“Webmotors”) (an online car trading portal active in the Brazilian market); and (iv) consumer credit for goods and services through intermediate customers (i.e., stores), or industrial or partner brands, including businesses in the furniture, tourism, nautical, health, technology, accessibility equipment, renewable energy and cleaner processes sectors, among others.

In December 2014, the portfolio of Santander Financiamentos consisted of over more than 10,000 business partners, a sales team composed of 1,700 employees (operators and businesses managers) and 130 branches throughout Brazil dedicated to consumer finance.

Asset Management

Santander Asset Management is a holding company jointly owned by the Santander Group (with a 50% interest) on the one hand, and Warburg Pincus and General Atlantic (with a combined 50% interest) on the other, which currently owns the Santander Group’s former asset management business. Santander Asset Management is present in eleven different countries around the world (Brazil, Germany, Argentina, Chile, Mexico, Puerto Rico, Portugal, the United Kingdom, Poland, USA and Spain) with €164.1 billion in assets under management as of December 31, 2014.

Following the partial divestiture of our asset management business to Warburg Pincus and General Atlantic and the creation of Santander Asset Management, we continue to act as administrator, meaning we continue to represent Santander Asset Management in certain respects, carry out certain client-facing activities on behalf of Santander Asset Management, and engage in sales and distribution activities in relation to Santander Asset Management products. We do not, however, manage the funds invested by clients with Santander Asset Management or make investment decisions with respect to such funds. Such fund management activities are carried out independently by Santander Asset Management. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operations—Sale of the Investment Fund Management and Managed Portfolio Operations.”

As of December 31, 2014, Santander Asset Management’s Brazil division had R$142.1 billion of assets under management, according to ANBIMA. During the course of 2014, Santander Asset Management became the fifth largest Brazilian asset management firm with a 5.3% market share, according to ANBIMA.

In 2014, Santander Asset Management has focused on launching products that provide Brazilian investors with access to international markets. Drawing on its global expertise, Santander Asset Management locally manages a group of funds that invest in global equities.

Insurance Brokerage Services

In 2011, Santander Spain entered into a long-term alliance with Zurich Financial Services Group (“Zurich”) in relation to Latin America. Pursuant to the terms of this alliance, Zurich, through certain of its subsidiaries, acquired a majority interest in the insurance operations of the Santander Group in Argentina, Brazil, Chile, Mexico and Uruguay. Furthermore, as part of the alliance, it was agreed that Santander Brasil would exclusively distribute these insurance products over the next 25 years through its branch network. As a result of these arrangements with Zurich, we receive a relative payment equivalent to that received before the transaction.

The transaction aimed to promote and strengthen our activities in the insurance market, providing a greater range of products, reaching classes of customers not currently being reached and leveraging our distribution capabilities. It enabled us to unite Zurich’s insurance know-how with our distribution capacity in Brazil. Taking advantage of the benefits of this alliance, we have established a broad insurance offering, which aims to meet the particular needs of our different retail segments.

The car insurance segment is not included in our alliance with Zurich. In the car insurance segment, we operate with some of the best insurance companies active in the Brazilian market. Our decision to follow an independent approach outside of the Zurich alliance is based on the conviction that the delivery of an appropriate offering to our customers in automobile insurance is only possible through our use of a pool of providers. This enables us to meet the diverse needs of our customers, in relation to price, types of coverage and choice of insurance.

For further information on the sale of our insurance business, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operations—Sale of Zurich Santander Brasil Seguros e Previdência S.A. (the new corporate name of Santander Seguros S.A.).”

Capitalization Products

Targeted toward medium and large customers, as well as SMEs, capitalization products are savings account products that generally require customers to deposit a fixed amount with us to be returned at the end of an agreed upon term, with accrued interest. In addition, the customer is automatically entered into periodic drawings for the opportunity to win significant cash prizes. Thus, capitalization products are similar to certificates of deposits, except that, along with purchasing a product that receives a return on principal, the customer has a chance of receiving cash prizes during the term of the product based on random drawings.

Our capitalization products transactions are carried out through our subsidiary Santander Capitalização S.A. and are focused on bank assurance products.

Global Wholesale Banking

GB&M

GB&M is a global business unit that covers those clients that, due to their size and complexity, require tailored services or high value added wholesale products. In this segment, we provide a wide range of domestic and international financial services to large Brazilian and multinational companies in parallel to our proprietary trading activities. Our customers in the GB&M segment benefit from the global structure of services provided by the Santander Group with its worldwide integrated wholesale banking network and global services solutions, combined with its local market expertise and provision of integrated services.

In 2014, GB&M focused on its customer relationship model and on building partnerships with other sectors of Santander Brasil. To do so, it sought to improve the sales of products in the GB&M portfolio to other segments of the Bank such as corporate, private banking, retail clients and SME customers. In addition, GB&M maintained its sustainable growth objective, diversifying and distributing our results across Tier II and III clients, increasing active asset portfolio management, and increasing its operational capacity through investments in process redesigns and enhancements in technological platforms.

We offer a range of services from core products to highly complex customized solutions in the following key areas:

•	Global transaction banking, development and management products area and specialized sales such as cash management, local loans and bank guarantees, trade finance, global custody, securities services, guarantees (both trade and non-trade) and trade services;

•	Credit markets, which is responsible for project financing and advising, debt capital markets, acquisition financing and loan syndication, FI distribution, and asset and capital structuring;

•	Corporate finance, which includes mergers and acquisitions and equity capital markets operations;

•	Equities, which includes cash equities services for individuals and institutional clients, exchange traded derivatives and equity research;

•	Rates, which is responsible for offering treasury products such as foreign exchange transactions, derivatives (including equity derivatives), deposits and other financial and structured products; and

•	Market making, which is responsible for the pricing of client deals originated by the sales force from our corporate, institutional, private banking and retail operations.

Our GB&M team is dedicated to client coverage comprising a range of industries, including telecommunications, retail, aviation, real estate and logistics, power, construction and infrastructure, natural resources, food, agribusiness and financial institutions.

We are one of the leading banks in capital markets and financial advisory services in the Brazilian and international markets, as evidenced by the league tables for the industry.

Our mergers and acquisitions team ranked third in the Bloomberg league tables for Brazil in terms of announced transactions in 2014, compared to eight in 2013, with a total of 24 transactions, which amounted to U.S.$14.5 billion. In Latin America we ranked eighth in 2014 compared to ninth in 2013.

Our Brazilian equity capital markets division participated as bookrunner in numerous offerings in recent years. In 2014, we ranked seventh in equity issuances according to Bloomberg, with a total of two transactions, which amounted to U.S.$400 million.

In 2014, we also played an important role in the international and domestic debt capital markets for Brazilian issuers. In the international debt capital markets, we consolidated our leadership in euro-denominated issues, by acting as coordinator in four out of five transactions of this type involving Brazilian issuers in 2014. On a consolidated basis, we participated in the coordination of sixteen bonds, being five pure liability management transactions, totaling U.S.$2.4 billion, representing an increase of 41% over the volume coordinated in 2013. In the domestic market, we participated in twenty transactions, which raised a total of R$8.11 billion in funding for companies. Among the long-term fixed income issues, we achieved a 6.7% market share in 2014, ranking sixth in the relevant ANBIMA rankings.

Our project finance team has advised and structured the most important projects in recent years in several sectors of the economy. The Santander Group is one of the main players in project finance around the world and is one of the leaders in the Brazilian market, as evidenced by ANBIMA’s financial advisors ranking in recent years. In Latin America, and also in the Americas, we are positioned among the top three banks in project finance, according to Dealogic rankings for 2014.

In 2014, we advised the winners of some of the key auctions organized by the Brazilian National Electric Energy Agency (“ANEEL”) in the energy sector. We assisted our clients in securing 823MW of capacity, which makes us the leader in advising clients with regard to the Brazilian wind farm, sector with a market share of 41%.

In 2014, we have also offered, through our structured lending division, and our asset and capital structuring division, several structured financing solutions, allowing our clients to execute their strategic investment plans.

Similarly, in 2014, we performed strongly in transactions involving the BNDES, as shown by the fact that the BNDES disbursed R$5.3 billion to our wholesale clients. Further, we achieved a 11.9% of market share and third place in the BNDES rankings, a stronger position than in 2013 (during which we were fourth).

Through our equities department, we provide advisory and trading execution services to individuals and institutional investors. We also manage hedge funds throughout Latin America, the United States, Europe and Asia. Our equity sales team and traders rely on the proprietary research produced by our in-house research teams to make equity strategy recommendations.

In the Santander Brokerage House Division, the recommended strategies performed significantly well during the year. While the Bovespa index fell 2.91% during the course of 2014, our recommended portfolio reached a positive return of 12.38% in the same period. Our recommended Dividend Portfolio is more defensive than traditional portfolios because it is composed only of companies that combine reliable free cash flow generation, inelastic demand and revenues indexed to inflation and high payout. In addition, during 2014, the short-term strategies (longs or shorts) showed an even better performance, achieving a positive return of 54%.

We also offer, through our treasury sales team, foreign exchange products, derivatives and deposits to all of our clients, including corporate clients in large, middle and small enterprises, institutional investors and individuals. We have an effective coverage, based on teams, which are specialized in each of these segments, as well as structuring and products teams that work to create and maintain a portfolio that allows us to offer our customers the most innovative solutions available in the market.

Our treasury sales team launched several new products during 2014. For our private banking and Santander Select segments customers, we launched the “COE - Retail Structured Products,” now available in 12 modalities. The COE or Certificate of Structured Transaction is an investment product the return on which is based on the variation of an underlying asset (it is also commonly known worldwide as a structured note). In order to ensure greater flexibility and convenience for our SME customers, we have launched a new call center that SME customers can access in order to close foreign exchange operations. For the large corporate customers, we made available an electronic trading platform for currency forward contracts. We have also introduced improvements in the digital signature process and a new suitability tool for derivatives.

Proprietary Trading

Our proprietary trading division is responsible for the management of our proprietary books and the establishment of a relevant presence as a leading liquidity provider across local and foreign markets.

Distribution Network

Our distribution network provides integrated financial services and products to our customers through a variety of channels, including branches and mini-branches (or PABs), ATMs, call centers, the internet and mobile banking. The following table presents our principal distribution network at December 31, 2014:

At December 31, 2014
Branches	2,252
PABs	1,160
ATMs	14,856

Branch Network

Our branch network offers all of our products and services to our customers. As of December 31, 2014, we had a network of 2,252 full service branches throughout Brazil, 86% of which were concentrated in the Southeast and South regions.

The table below shows the geographic distribution of our network throughout Brazil, as of December 31, 2014:

	Branches	PABs	ATMs
Central West	100	71	607
Northeast	186	109	1,349
North	38	36	324
Southeast	1,624	814	10,839
South	304	130	1,737
Total(1)	2,252	1,160	14,856

(1)	As of results release.

The following map shows the geographic distribution of our branch network, each region’s share of 2012 GDP and our market share as of December 31, 2014, according to the Brazilian Central Bank. Market share is calculated by dividing the number of our branches in the region by the number of branches for all principal banks in such region:

Source for GDP: IBGE 2012.

PABs

We offer daily banking services to our SME and corporate customers and their employees through our PABs located on their sites, as well as in hospitals and universities. Our PABs are generally exclusive points of sale at the customers’ sites. We believe that the presence of PABs in the offices of our customers strengthens our relationship and builds loyalty with those individual customers who benefit from the convenience of conducting their banking transactions at their workplace.

Client Service Channels

We also distribute our products and services through ATMs, the internet and mobile banking and call centers, which contribute significantly to our product sales revenue, strengthening customer relationship and satisfaction.

ATMs

We operate an extensive network of 14,856 ATMs, including those located in our branches and PABs. In addition, our customers have access to the “Banco 24 Horas” network, which has more than 18,203 units. Through this network our customers are able to access their accounts and conduct banking transactions, as well as having access to main products and services offered by us. In 2014, we introduced digital biometrics technology in our ATMs, allowing customers to make their transactions faster and safer, without need for cards or passwords.

Call Centers

Our call centers provide our customers with the opportunity to make inquiries, execute payment transactions and apply for products and services, such as personal loans. Our call centers also serve as a distribution channel to offer our clients additional products and services. The following table presents summarized operating statistics of our call centers for the periods indicated.

	At December 31,			Change, December 31, 2014 vs. December 31, 2013
	2014	2013	2012	Change		%
Number of individual customers (in thousands)	2,155	2,333	2,452	(178)		(7.6)%
PAS(1)	3,278	3,567	3,563	(289)		(8.1)%
Headcount	5,194	5,831	5,705	(637)		(10.9)%
Percentage of using customers per month	23.5%	25%	28%	(1.5)	p.p.	—

(1)	Work stations set up for call center activities.

Internet Banking

Internet banking enables customers to conduct banking transactions at their convenience, such as obtaining account information, financial transfers, contracting products and making payments. The following table presents operating statistics for our internet banking segment for the periods indicated.

	At December 31,			Change, December 31, 2014 vs. December 31, 2013
	2014	2013	2012	Change		%
Number of individual customers (in thousands)	3,098	2,743	2,588	355		13%
Percentage of using customers	36.8%	33%	29%	3.8	p.p.	—

Mobile Banking

In 2014, we launched a new application for individual customers. In it, clients have access to consolidated information relating to all of their accounts, products and services via a single access platform. The new application is a significant improvement in the user experience as it offers a simplified and intuitive functionality. The following table presents operating statistics for our mobile banking segment for the periods indicated.

	At December 31,			Change, December 31, 2014 vs. December 31, 2013
	2014	2013	2012	Change		%
Number of individual customers (in thousands)	1,166	776	0	390		50%
Percentage of using customers	14%	9%	0	5	p.p.	—

Customer Funding

Since we are primarily a commercial bank, customer deposits are our main source of funding. These deposits, combined with capital and other instruments, enable us to cover our liquidity needs and legal reserve requirements. As of December 31, 2014, customer deposits amounted to R$220.6 billion, representing 59.8% of total funding, which amounted to R$368.7 billion.

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

We have put in place extensive security measures to mitigate the risk of cyber-security threats affecting our technology platforms and our business. We have taken into consideration the best practices set forth in the ISO-27002 security standard to assist us in formulating such security measures. The security measures, which we currently have in place include, but are not limited to: access and privilege management, separation of test and production environments, network security analysis, incident management, baseline configuration of hardware and software, activity log correlation, malware prevention and remediation, and security analysis of third-party operations. We employ a range of security processes and solutions to enact such security measures, including regular compliance checks and maintaining continuous monitoring of network activity by our Security Operations Center. We also perform periodic reviews of cyber-security threats and related controls, including periodic penetration tests performed by independent third parties. In addition, we are constantly investing in technology and security solutions, as well as conducting user training and awareness efforts. Furthermore, we cooperate and exchange information and experience relating to cyber-security with local and international security communities, such as local telecommunications companies and other financial institutions, and in our capacity as a member of the Financial Services – Information Sharing and Analysis Center community.

In 2014, we opened and concluded the migration of our operation to the new data center located in Campinas, which we believe to be the largest technology center in Latin America, with 800,000 square-meters. Our objectives are: (i) maintain our systems with a high security level, (ii) optimize our technology activities and (iii) operate efficiently through the best use of energy and natural resources. The data center was designed in order to be an example of sustainable construction and consumes 20% less water and 30% less energy than our other data centers. Our new data center is the only data center in Latin America to have received the maximum classification level in capacity and availability (Tier IV, with 99.99% availability), within the design and implementation phases, according to the UpTime Institute.

Also in 2014, we launched a new application for smartphones and a new internet banking platform, both more intuitive and focused on our customers’ user experience. We also expanded our biometric authentication technology to our facilities nationwide.

Communications and Marketing

Our strategy, focused on close and transparent customer relations, requires that communication and marketing play a vital role in our business. Tools such as advertising, social networks, sponsorships, events and institutional publications provide opportunities for the promotion of different forms of interaction with its audiences, each of which has a different purpose. These objectives include the presentation of our activities, products and services, and the strategy for the promotion of sustainable business.

Marketing

In addition to supporting our business strategy, marketing expresses our corporate position. Our marketing activities throughout 2014 were based on the slogan: “We have a deal for you. It’s worth hearing.” This model was used as a basis for the disclosure of new products and services such as “Conta Conecta” (a combination of a current account and an iZettle reader) and others already in existence such as “Contas Combinadas” (“Combined Accounts”). We made available a webpage for prospective clients to display their interest in opening an account. We recorded more than 78,000 requests to open an account over an eight-month period, 12,000 of which were successfully processed, an extremely positive conversion rate.

Sponsorships and Culture

Santander was heavily involved in sports marketing in 2014, backing three major Latin American soccer tournaments (Copa Libertadores da América, Copa Sulamericana and Recopa), and the Ferrari Formula One team. With regard to cultural investment, we strive to stimulate projects which encourage creativity and innovation, knowledge transfer, conscientious consumption and entrepreneurism. Among the highlights of the year are the exhibits “Narrativas Poéticas – Coleção Santander” (a travelling exhibition from Santander Brasil’s archives) and the expositions at Santander Cultural in Porto Alegre by Vik Muniz – “O Tamanho do Mundo,” and the author Moacyr Scliar – “O Centauro do Bom Fim.”

Communication and Events

We relate with customers, journalists, shareholders and university students via the different platforms available. We utilize social networks to constantly establish dialog in connection with issues of common interest as a means of increasing the engagement and involvement of the followers of our brand. Using this model, we amassed around 2.5 million fans on Facebook and 139,500 followers on Twitter in 2014. The Annual Report, drawn up in accordance with Global Reporting Initiative (“GRI”) standards, is another important communication tool for our different stakeholders. Furthermore, we communicate with interested parties by means of quarterly market reports, regular meetings with minority shareholders, letters to shareholders, internal communication channels, an institutional site, a shareholders’ portal, press releases and events.

Sustainability

Our sustainability strategy is based on three pillars, which are aligned with our business and with Brazil’s development priorities: (i) social and financial inclusion; (ii) education; and (iii) socio-environmental businesses.

Social and Financial Inclusion

We have the largest microcredit operation among privately-owned banks in Brazil, based on market share and portfolio value, financing a total of R$534.8 million in 2014 to 130,210 clients. Since 2002, R$2.6 billion in financing were granted to more than 312,000 entrepreneurs.

The social investment programs promote entrepreneurship, income generation and the rights of children, adolescents and senior citizens throughout the country. The Programa Amigo de Valor, for instance, allows Santander’s employees and customers to transfer part of their owed income tax directly to Child and Adolescent’s Rights Funds, reinforcing local social laws. In 2014, this program collected R$8.4 million, which has been directed to 42 cities in Brazil.

Education

Santander Universidades is a global program that supports higher education. We are the most active private institution in the country in this segment, and have partnerships with universities and their value chains (students, young professionals, teachers and administrative employees). As of December 31, 2014, we had partnerships with 455 universities and had nearly two million clients.

Since its creation, in 1996, Santander Universidades has granted over 100,000 scholarships. Between 2011 and 2015, the estimated investments at a global level will reach R$1.4 billion, from which R$218 million will be directed to higher education support in Brazil. In 2014, one of the highlights of Santander Universidades was the Prêmios Santander Universidades, which received approximately 20,000 projects, and granted more than R$2.0 million in awards, international scholarships and on-line entrepreneurship courses.

We also promote the Programa Escola Brasil (“PEB”), a corporate volunteer program that contributes to the improvement of public education in schools. PEB is present in 280 partner schools and counts with the participation of over 7,000 employees, relatives, customers and suppliers.

Social and Environmental Businesses

We offer products, services and programs which promote the development of our customers’ businesses in more sustainable ways. For individuals, we offer products related to accessibility, renewable energies and cleaner processes.

We finance projects directed to improving customers business through (i) reduction of water and/or energy consumption, (ii) adoption of renewable energy sources (iii) waste management; (iv) sustainable construction and renovation; and (v) corporate governance. In 2014, social and environmental business financing amounted R$2.5 billion, 26% more than 2013, in 8,055 contracts.

Recognitions

The sustainability strategy and practices of Santander Brasil have been recognized by the presence of Santander Brasil, for the fifth consecutive year, in the portfolio of the Índice de Sustentabilidade Empresarial - “ISE” (Business Sustainability Index), from BM&FBOVESPA. Santander Brasil also maintained its presence in the "Global Compact 100,” a stock index composed of shares of companies committed to the United Nations Global Compact’s ten principles.

Other recognitions in 2014 included the beyondBanking Award, promoted by Inter-American Development Bank with the Programa Reduza e Compense CO2 (Reduce and Compensate CO2 Program); the 5th Annual Responsible Business Awards, granted by the Ethical Corporation and the first place among financial institutions based in the BRIC countries and the top score in the Responsible Lending subcategory, both from the Banks & Responsible Finance report, promoted by Sustainalytics Consulting.

Socio-Environmental Responsibility Policy

In 2014, Santander Brasil developed a new Social and Environmental Responsibility Policy, based on the guidelines established by the CMN for Brazilian financial institutions. The implementation of this new policy will take place during 2015, expanding the inclusion of sustainability criteria in the analysis and decision-making processes of the organization.

Insurance Coverage

We maintain insurance policies that we renew annually in order to protect our assets. All of our branches and administrative buildings are insured against loss caused by fire, lightning, explosions and other “all risks” policy coverage. Such coverage establishes reimbursement for the asset replacement value.

We also maintain an insurance policy against third-party damages to our properties.

Additionally, we maintain a directors and officers, or “D&O” insurance policy for our management against third-party complaints regarding management acts. There are insurance policies against crimes, employee dishonesty and damages arising out of public offerings.

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

The major trademarks we use, including, among others, the “Santander” and “Banco Santander” brands, are owned by the Santander Group. One of the Santander Group’s affiliates granted us a license to use such brands. All material trademarks for our business are registered or have been submitted to INPI by us or by the Santander Group. We own the principal domain names used in our business which include:

(1)	www.santanderbrasil.com.br;

(2)	www.bancosantander.com.br;

(3)	www.bsantander.com.br;

(4)	www.corretorasantander.com.br;

(5)	www.realsantander.com.br; and

(6)	www.santander.com.br.

Competition

In the last few decades, the Brazilian financial system has experienced significant structural changes, following the evolution on the country’s economic environment and developing a solid framework, for both legal and financial supervision.

The consolidation of the Brazilian financial sector in the recent past, with the merger of large banks and the privatization of state-owned banks, led to increased competition in the Brazilian market for banking and financial services. According to the Brazilian Central Bank, in December 2014 there were 130 universal banks, 22 commercial banks and 14 investment banks, along with several brokers, leasing companies and other financial institutions operating in Brazil. Between 2012 and 2014, the Brazilian economy grew less than in prior years, while delinquency rates, inflation and currency depreciation increased. The Brazilian government, in an attempt to foster economic growth, stimulated the availability of credit through large state-owned banks, sustaining the pace of the previous years’ credit growth. Such state-owned banks started to offer credit at significantly lower interest rates. The privately-owned banks followed their lead by reducing the interest rates for their customers, while tightening customer credit approval policies in an effort to control potential increases in delinquency rates. Due to these measures, margins and spread were reduced, and credit risk increased.

Currently, there are five financial institutions at the forefront of the Brazilian financial industry in terms of assets: Santander Brasil, Bradesco, Itaú Unibanco, Banco do Brasil and Caixa Econômica Federal. Together, these financial institutions accounted for 76% of the credit and 81% of the funding available in the country in December 2014, according to the Brazilian Central Bank and the financial statements of the aforementioned banks.

Industry Transformation

Recently, the Brazilian banking industry has tried to adapt itself to the economic environment of the post-global crisis world, in a transformation process that has brought important changes to the country’s banking model.

One of these changes is the shift to a more conservative product mix. Due to the increase in default rates and the regulatory changes that increased banks’ capital requirements, the leading banks have started to move their credit portfolio from products with larger spreads (and therefore, increased credit risk) to products with lower risks (and therefore, lower spreads). The leading banks have also attempted to change the composition of their revenue, reducing revenue derived from financial margins (which are subject to default risks) and increasing revenue derived from fees (which are not subject to default risks).

Another relevant change is the decrease in banking spreads. The Brazilian government, through the state-owned banks, induced a reduction in interest rates available on certain products to foster credit demand, which led the privately-owned banks to compress their spreads to remain competitive.

As a result of the above mentioned changes, there was a significant increase of interest of the banks in efficiency improvement, aiming to offset, at least partially, losses resulting from the change in product mix and the decrease in credit spreads.

Public Sector

Despite the privatizations and consolidations in the banking industry, the Brazilian government still controls commercial banks at both the state and federal levels. In addition to their significant role as credit suppliers (with a 51% market share) and deposit takers (with a 48% market share), the state-owned banks also act as regional development agencies, with a strong position in markets such as housing and rural credit.

The three main financial institutions controlled by the federal government are:

•	Banco do Brasil, a full service bank that offers a wide range of products to the public and private sectors. It is the main financial agent of the Brazilian government;

•	Caixa Econômica Federal, a full service bank, mainly involved in deposit taking, housing credit and urban infrastructure development; and

•	BNDES, a development bank which offers credit lines of medium and long-term financing at competitive interest rates to the private sector, especially the industrial sector. It operates with direct or indirect financing, through the transfer of resources to other state or privately-owned financial institutions.

Private Sector

We consider two privately-owned financial institutions to be our main competitors: Bradesco and Itaú Unibanco. Both have established brands and distribution capacity throughout the country, competing in every category of banking activity. Furthermore, we also face competition from local and regional banks that operate with commercial banking products in specific niches. In the GB&M segment, our competitors are global financial institutions focused on investment bank services, which fill this role as a result of their experience in complex and structured operations, as well as their distribution network throughout Europe, North America and Asia.

Market Share

The following table shows the market share of the four leading financial institutions in Brazil in 2014:

	Santander Brasil	Bradesco	Itaú Unibanco	Banco do Brasil
	(In percentage)
Total Assets(1)	8.2	11.2	16.1	17.8
Total Lending(2)	8.1	11.5	13.6	22.8
Total Deposits(2)	7.9	12.0	13.4	24.8
Demand Deposits(2)	6.3	16.4	13.4	30.5
Savings Accounts(2)	5.1	12.2	15.2	21.2
Time Deposits(2)	9.5	11.2	11.4	29.0
Mutual Funds(3)	5.7	16.7	15.4	19.3
Retail(3)	7.4	9.0	12.1	13.0

(1)	According to the Brazilian Central Bank’s report of the 50 largest banks in Brazil in accordance with Brazilian GAAP (December 2014).

(2)	According to the Brazilian Central Bank, reported and presented in accordance with Brazilian GAAP (December 2014).

(3)	According to ANBIMA (December 2014).

Credit Market in Brazil

There has been a steady increase in credit penetration in Brazil since 2002, but it is still at a level below that of other developed and emerging markets. However, after a decade during which credit penetration more than doubled compared to GDP, the pace of growth slowed down in 2013 and 2014.

Total Credit as a percentage of GDP*

* Data from 2013 for all countries, except Brazil (2014).

Source: Brazilian Central Bank and IBGE.

The Brazilian credit market is based on two types of loans:

•	mandatory or earmarked credit, which is subject to government controlled interest rates and follows rules for funding and destination defined by law; and

•	market-based credit, which is not subject to any constraints regarding interest rates, funding or resource allocation.

By the end of December 2014, 52.2% of the R$3,022 billion of total credit outstanding in Brazil was market-based credit, of which 49.8% was loans to individuals and 50.2% was corporate loans:

	2014	2013	2012
	(in billions of reais)
Total Credit Outstanding	3,022	2,715	2,368
Earmarked Credit	1,443	1,207	969
Market-Based Credit	1,579	1,508	1,399
Corporate	793	763	707
Individuals	786	745	692

Source: Brazilian Central Bank.

Retail Credit

According to the Brazilian Central Bank, the total outstanding market-based credit for individuals increased at an average annual compounded rate (“CAGR”) of 9.0% between April 2011 and December 2014, reaching R$785.9 billion or 26.0% of all the loans in Brazil.

The following table shows the evolution of the main retail credit products offered to individuals:

	2014	2013	2012	Change between December 31, 2014 vs. December 31, 2013
	(in billions of R$, except percentages)

Overdraft Accounts	23.0	20.2	20.2	5.0%
Payroll Loans	252.0	221.8	188.9	13.6%
Personal Credit	102.2	97.6	90.2	4.5%
Credit Card	41.6	36.1	34.2	15.0%
Consumer Goods (except Auto)	12.0	11.6	10.5	5.3%
Autos	184.2	192.8	193.2	(4.4)%
Leasing	3.3	7.9	17.9	(58.0)%
Mortgage Financing (only individuals)	432.5	341.5	255.4	26.7%
Others	363.2	322.0	265.4	13.5%
Total	1,414.0	1,251.5	1,075.8	13.0%

Source: Brazilian Central Bank.

Historically, the costs of market-based loans in Brazil have always been high, due to the lack of competition and high default rates. A safer and more attractive market-based loan for individuals is the payroll loan. As its payments are deducted directly from the borrower’s paycheck, it is considerably less risky and, therefore, has lower interest rates than unsecured consumer credit, and increased 13.6% in 2014. As of December 31, 2014, payroll loans represent approximately 17.8% of the retail credit market in Brazil. As of December 31, 2014, we had 4.5% of the market share in payroll loans, according to the Brazilian Central Bank.

The auto financing market has very competitive interest rates and the market’s ability to access to a low-cost source of funding is an important advantage. Thus, this market has been dominated by the large retail banks, which gradually assumed the business from the automakers’ lending arms. As this product is secured by the asset being financed, it tends to have lower default rates than other market-based products. However, in 2012, the default rate of auto financing increased considerably because of an easing of credit standards—basically long-term loans and low down payments—leading the main competitors to tighten the conditions for granting new credit, such that this market decreased by 4.4% in 2014. As of December 31, 2014, we were the market leaders, with 13.2% of the market share in vehicle financings, according to the Brazilian Central Bank.

The credit card market has relatively high default rates and, as a result, higher interest rates than other market-based products. This market is dominated by the large retail banks, operating their own labels associated with international labels (such as Visa and MasterCard). In May 2013, the Brazilian Central Bank began to regulate electronic payment services. It is expected that this supervision will help decrease the risk of electronic transactions and reduce related costs. As of December 31, 2014, we had 11.0% of the market share in credit cards, according to the Brazilian Central Bank.

The housing and real estate financing market is still developing in Brazil, after a few decades of stagnation. According to the Brazilian Central Bank, the ratio of mortgage loans to GDP went from 5.3% in December 2011 to 9.8% in December 2014. The country’s housing deficit (8.53% in 2012, according to IPEA) is gradually decreasing due to the structural changes in the economy and the government incentives, including:

•	incentives and tax exemptions for civil construction;

•	reduction of default risks for contractors through real estate collateralization;

•	improved safety for home buyers through a special tax regime, which separates the contractors assets from the construction project’s assets; and

•	simplification and increased enforcement of the foreclosure laws.

Housing and real estate financing represent approximately 30.6% of the retail credit market in Brazil according to the Brazilian Central Bank. As of December 31, 2014, our market share was 4.9%.

Corporate Credit

According to the Brazilian Central Bank, the amount of loans granted to companies has increased at a CAGR of 11.6% between April 2011 and December 2014, reaching R$1.6 trillion, or 53.2% of the country’s total lending. The main corporate products are the BNDES loans, which represent 19.7% of the country’s total lending, and Working Capital Loans, that represents 13.1%.

In the period of high inflation, the supply of long-term credit lines to Brazilian companies were limited, leading to a low level of corporate leverage in the country. However, according to the Brazilian Central Bank, the amount of corporate credit increased significantly, from R$186.7 million in December 2000 to R$1.6 billion in December 2014, a CAGR of 16.6%.

Asset Management

According to ANBIMA, the asset management industry in Brazil increased at a CAGR of 13.1% between January 2008 and September 2014, reaching R$2.6 trillion of total assets. Retail funds represent 15.1% of this total, or R$387.0 billion. The largest players of the market are the large financial conglomerates and their main clients are institutional investors, including pension funds, insurance companies and private banking clients.

The constant evolution of the investment fund industry has encouraged market participants to adopt better corporate governance practices and increase transparency in the management of investment funds. Besides, the industry also benefited from macroeconomic factors such as:

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

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian financial system was established by Law 4,595, of December 31, 1964, as amended (the “Banking Reform Law”). The Banking Reform Law created the CMN, responsible for establishing the general guidelines of the monetary, foreign currency and credit policies, as well as regulating the institutions of the financial system.

Principal Regulatory Agencies

CMN

The CMN oversees the Brazilian monetary, credit, budgetary, fiscal and public debt policies. The CMN is formed by the president of the Brazilian Central Bank, the Minister of Planning and the Minister of Finance and is chaired by the Minister of Finance. Pursuant to the Banking Reform Law, the CMN is authorized to regulate the credit operations of Brazilian financial institutions, to regulate the Brazilian currency, to supervise Brazil’s reserves of gold and foreign exchange, to determine Brazilian savings and investment policies and to regulate the Brazilian capital markets with the purpose of promoting the economic and social development of Brazil. In this regard, the CMN also oversees the activities of the Brazilian Central Bank and the CVM.

Brazilian Central Bank

The Brazilian Central Bank is responsible for implementation of the CMN policies related to foreign currency and credit control, regulation of Brazilian financial institutions, including as regards the minimum capital and compulsory deposit requirements, disclosure of the transactions carried out by financial institutions, as well as their financial information and monitoring and regulation of foreign investments in Brazil. The Brazilian Central Bank has committees to address specific issues, noteworthy among which is the Monetary Policy Committee (“Copom”), which has the purpose of adopting measures to fulfill the inflation targets defined by the CMN and establishing monetary policy guidelines. The activity of the Copom in the control of inflation targets includes the definition of the target for the SELIC Rate (the average rate for daily financing, backed by federal instruments, as assessed under the Special Settlement and Custody System) and publication of reports on the Brazilian economic and financial environment and projections for the inflation rate.

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

Principal Limitations and Obligations of Financial Institutions

In line with leading international standards of regulation, Brazilian financial institutions are subject to a series of limitations and obligations. In general such limitations and obligations concern the offering of credit, the concentration of risk, investments, operating procedures, loans and other transactions in foreign currency, the administration of third-party funds and micro-credit. The restrictions and requirements for banking activities, established by applicable legislation and regulations, include the following:

•	No financial institution may operate in Brazil without the prior approval of the Brazilian Central Bank. In addition, foreign banks must be expressly authorized by a presidential decree to operate in Brazil.

•	A Brazilian financial institution may not hold direct or indirect equity interests in any company located in Brazil or abroad without prior approval of the Brazilian Central Bank. In addition, the corporate purpose of the company in which the financial institution invests shall be complementary or subsidiary to the activities carried out by the financial institution. The following do not depend on such prior approval: (i) equity interests typically held in the investment portfolios of investment banks, development banks, development agencies (agências de fomento) and full-service banks with investment or development portfolios and (ii) temporary equity interests not registered as permanent assets of the financial institution.

•	Brazilian financial institutions must submit for prior approval by the Brazilian Central Bank the corporate documents that govern their organization and operation, including but not limited to those related to capital increases, transfer of headquarters, opening, transfer or closing of branches (whether in Brazil or abroad), election of the members of the statutory bodies and any corporate restructuring or alteration in the composition of their equity control.

•	Brazilian financial institutions must fulfill minimum capital and compulsory deposit requirements and must observe certain operational limits.

•	A Brazilian financial institution may not own real estate, except for properties it occupies and subject to certain limitations imposed by the CMN. If a financial institution receives real estate, for example, in satisfaction of a debt, such property must be sold within one year, unless otherwise authorized by the Brazilian Central Bank.
50

•	Brazilian financial institutions must comply with the principles of selectivity, guarantee, liquidity and risk diversification.

•	A Brazilian financial institution cannot lend more than 25% of its Regulatory Capital (Patrimônio de Referência) to a single person or group.

•	A Brazilian financial institution cannot grant loans or advances to companies in which it participates with more than 10% of the company’s capital, to companies that it controls directly or indirectly and that are subject to common control of the financial institution in question or to individuals or companies which participate with more than 10% of the financial institution’s capital. Also, loans or advances may not be granted to the executive officers, members of the board of directors or the fiscal council, to certain members of the families of such individuals, or to companies in which said individuals hold an interest of more than 10%.

•	The management of third-party assets must be segregated from other activities and must follow the regulations issued by the CVM.

•	The total amount of the funds applied in permanent assets of the financial institutions cannot exceed 50% of their adjusted stockholders’ equity.

•	Brazilian financial institutions must comply with anti-money laundering and anti-corruption regulations.

•	Brazilian financial institutions must implement policies and internal procedures to control their systems of financial, operating and management information, as well as their conformity to all applicable regulations.

•	Brazilian financial institutions must implement a policy for remuneration of board members and executive officers that is compatible with their risk management policies. At least 50% of the variable remuneration must be paid in stock or instruments based on stock and at least 40% of the variable remuneration must be deferred for payment at least three years in the future.

•	The Law of Banking Reform and specific regulations enacted by the CMN provide for the imposition of penalties on financial institutions in certain situations where applicable requirements, controls and requisites have not been observed. In addition, the Brazilian Central Bank may cancel the financial institution’s authorization to operate if the Brazilian Central Bank identifies at any time, in relation to a given financial institution: (i) habitual non-performance of the transactions considered to be essential for financial institutions, (ii) operational inactivity, (iii) non-establishment at the address provided to the Brazilian Central Bank, (iv) non-remittance to the Brazilian Central Bank for a period of more than four months, without acceptable justification, of the consolidated financial statements required by the applicable regulations, and (v) non-accomplishment of the business plan. The cancellation of an authorization for operation of a financial institution may only occur upon the establishment and processing of the appropriate administrative proceeding by the Brazilian Central Bank.

Additionally, as part of Santander Group and due to the global nature of our organization we are subject to related international rules.

Capital Adequacy and Leverage – Basel

Current Requirements

The Brazilian Central Bank supervises the Brazilian banking system in accordance with the Basel Committee on Banking Supervision (“Basel Committee”) guidelines and other applicable regulations, including the Basel II Accord (“Basel II”), which was recently implemented in Brazil, and the Basel III Accord (“Basel III”), which supplements and amends Basel II and is in the process of being implemented. For this purpose, banks provide the Brazilian Central Bank with the information necessary for it to perform its supervisory functions, which include supervising the changes in the solvency and the capital adequacy of banks.

The main principle that guides the directives set forth in Basel II and Basel III is that a bank’s own resources must cover its principal risks, including credit risk, market risk and operational risk.

Brazilian financial institutions are subject to capital measurement and standards based on a weighted risk-asset ratio. The parameters of this methodology resemble the international framework for minimum capital measurements adopted by Basel II, except for certain differences (for instance, Basel II requires banks to have a capital to risk-weighted assets ratio of at least 8.0%, while current Brazilian rules require minimum capital of 11.0% of risk weighted assets). Brazilian financial institutions’ regulatory capital is composed of two tiers. Tier I capital is represented by stockholders’ equity plus certain reserves, earned income and hybrid debt and capital instruments authorized by the Brazilian Central Bank. Tier II capital is represented by revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, preferred cumulative stock, certain subordinated debt and hybrid instruments and non-realized earnings related to available-for-sale securities market value adjustments.

Basel III

On December 16, 2010, the Basel Committee issued the Basel III framework, which supplements and amends Basel II. Basel III includes higher minimum capital requirements and new conservation and countercyclical buffers capital requirements, revised risk-based capital measures and the introduction of a new leverage ratio and two liquidity standards. As with other Basel directives, the Basel III framework will not be self-effectuating and will be implemented gradually by each country through legislation or regulation to be imposed upon that country’s home banks. Basel III is currently being implemented in Brazil and its implementation is expected to conclude on January 1, 2022, according to the agreed international timeframe.

Regulatory capital will continue to be composed of two tiers.

Tier I capital will have to reach a minimum index of 6.0% (according to the schedule established by the Brazilian Central Bank), divided into two portions: (i) Principal Capital consisting mainly of corporate capital and profit reserves (shares, units of ownership, reserves and earned income) of at least 4.5%, and (ii) Supplementary Capital (certain reserves, revenue earned and hybrid securities and instruments capital authorized by the Brazilian Central Bank). To improve the quality of the capital of financial institutions, Basel III restricts the acceptance of financial instruments that fail to demonstrate effective capability of absorbing losses and requires the reduction of assets that in certain situations could jeopardize the financial institution’s capital value due to the instruments’ low liquidity, dependence on future profits for realization or difficulty of value measurement.

Current hybrid instruments and subordinated debt approved by the Brazilian Central Bank as additional capital requirements or Tier II are expected to be maintained if they also comply with requirements introduced by Basel III, including the mandatory conversion clauses into equity or write-off upon the occurrence of triggering events provided for in the regulations. The instruments that do not comply with Basel III rules shall be gradually reduced until January 2022.

In accordance with the Basel III standards, the Brazilian Central Bank created the Premium Principal Capital (Adicional de Capital Principal), which corresponds to the following additional capitals (buffers): (i) conservative (fixed) capital to assist in the absorption of losses; and (ii) countercyclical (variable) capital, to deal with the risks of the macroeconomic environment. The conservative and countercyclical capital creates additional capital reserves to be used in periods of stress. In accordance with CMN regulation, the Brazilian Central Bank is entitled to establish the percentage of the Premium Principal Capital within certain minimum and maximum limits previously set forth by the CMN, the final minimum and maximum limits being 2.5% and 5%, respectively, of the weighted risk-asset ratio. On December 29, 2014, the Brazilian Central Bank established that the amount of the Premium Principal Capital shall start at 0.625% of the weighted risk-asset ratio as of January 1, 2016, and shall increase to 1.25% on January 1, 2017, 1.875% on January 1, 2018 and 2.5% on January 1, 2019.

The Basel III minimum capital index will increase from the current 11% to a maximum of 13%. The total index will be calculated as the sum of two parts: the Regulatory Capital and the Premium Principal Capital (consisting of the conservative capital and the countercyclical capital).

The Basel III rules also provide for the implementation of a leverage ratio calculated by the division of the Tier I capital by a bank’s total exposure. In early 2015, the Brazilian Central Bank issued a new regulation governing the calculation and reporting of the leverage ratio of Brazilian financial institutions in line with the Basel III rules which will become effective in October 2015.

In 2015, the CMN and the Brazilian Central Bank also issued a set of rules for the implementation in Brazil of the liquidity coverage ratio or “LCR”, a short-term liquidity index. The purpose of the LCR is to demonstrate that financial institutions have sufficient liquid assets to make it through a stress scenario lasting one month. According to the recently enacted rules, the largest Brazilian banks will be required to maintain an LCR of at least 60% as from October 2015. This ratio will increase 10% annually until it reaches 100% in 2019.

Further, in accordance with the international “phase-in” schedule for implementation of Basel III, the Brazilian Central Bank will also establish during 2015 a long-term liquidity index to further control banks’ cash positions.

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

In addition, in order to enable the implementation of the Basel III framework in Brazil, certain legislative changes were made. Among others, Law No 12,838, enacted on July 9, 2013, granted powers to the Brazilian Central Bank to limit the payment of dividends by financial institutions in case of non-compliance with the prudential capital requirements defined by the CMN.

Other Applicable Laws and Regulations

Consolidated Enterprise Level (conglomerado prudencial)

Since January 2014, financial institutions must submit to the Brazilian Central Bank, monthly and semi-annually, consolidated financial statements based on the “consolidated enterprise level” (conglomerado prudencial) of which the financial institution is a member, which serve as the basis for calculation of the required regulatory capital of the Brazilian institutions. The “consolidated enterprise level” (conglomerado prudencial) includes data relative to the financial institutions and other institutions authorized to operate by the Brazilian Central Bank, administrators of consortia, payment institutions and credit factoring companies, including real estate credit, or of credit rights, such as mercantile foment companies, securitization companies and specific purpose companies, located in Brazil or abroad, as well as other legal entities headquartered in Brazil that have equity participation in the mentioned entities as their exclusive business purpose.

Compulsory Reserve Requirements

Currently, the Brazilian Central Bank imposes a series of compulsory reserves requirements. Financial institutions must deposit these reserves with the Brazilian Central Bank. The Brazilian Central Bank uses these reserve requirements as a mechanism to control the liquidity of the Brazilian financial system. Reserves imposed on time deposits, demand deposits and saving accounts represent almost the entirety of the amount that must be deposited at the Brazilian Central Bank.

Time Deposits (CDBs). The Brazilian Central Bank imposes a reserve requirement of 20.0% in relation to time deposits. Financial institutions must deposit an amount equivalent to the surplus of (i) R$3 billion for financial institutions with consolidated Tier 1 capital under R$2 billion; (ii) R$2 billion for financial institutions with consolidated Tier 1 capital between R$2 billion and R$5 billion; (iii) R$1 billion for financial institutions with consolidated Tier 1 capital between R$5 billion and R$15 billion; and (iv) zero for financial institutions with Regulatory Capital higher than R$15 billion.

Demand Deposits. As a general rule, the Brazilian Central Bank imposes a reserve requirement of 45% in relation to demand deposits.

Savings Deposits. The Brazilian Central Bank imposes a reserve requirement of 15% in relation to savings deposits. In addition, a minimum of 65.0% of the total amount of deposits in savings accounts must be used to finance the housing sector.

Additional Deposit Requirements. The Brazilian Central Bank also stipulates an additional reserve requirement on deposits raised by full service banks, investment banks, commercial banks, development banks, finance, credit and investment companies, real estate credit companies and savings and loan associations. These institutions are required to deposit on a weekly basis the sum of the following amounts: (i) 11% of the mathematical average of funds from time deposits and other specific amounts, subject to the reserve requirement; and (ii) 10% of the mathematical average of funds from savings accounts subject to the reserve requirement. These amounts must be discounted by: (i) R$3 billion for financial institutions with consolidated Tier 1 capital under R$2 billion; (ii) R$2 billion for financial institutions with consolidated Tier 1 capital between R$2 billion and R$5 billion; (iii) R$1 billion for financial institutions with consolidated Tier 1 capital between R$5 billion and R$15 billion, and (iv) zero for financial institutions with Regulatory Capital higher than R$15 billion. At the close of each day, the balance of such account should be equivalent to 100% of the additional reserve requirement.

Asset Composition Requirements

Permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred charges) of Brazilian financial institutions may not exceed 50% of their adjusted net equity, calculated in accordance with the criteria established by the Brazilian Central Bank.

Brazilian financial institutions may not have more than 25.0% of their Regulatory Capital allocated to credit and leasing transactions and guarantees extended to the same customer or group of customers acting jointly or representing the same economic interest. In addition, Brazilian financial institutions must comply with an exposure limit of 25.0% of their Regulatory Capital in connection with underwriting for or investments in securities of the same entity, its affiliates, controlled or controlling companies. Repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution’s Regulatory Capital, as adjusted in accordance with Brazilian Central Bank regulations. A financial institution may carry out repurchase transactions in an amount of up to thirty times its Regulatory Capital. Within that limit, repurchase transactions involving private securities may not exceed five times the Regulatory Capital. Limits on repurchase transactions involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as determined by the Brazilian Central Bank.

The regulation issued by the Brazilian Central Bank with respect to the classification and valuation of securities and derivative financial instruments—including government securities—owned by financial institutions, based on the investment strategy of the financial institution, determined that securities and derivatives are to be classified into three categories: (i) trading; (ii) available for sale; and (iii) held to maturity.

“Trading” and “available for sale” securities are to be marked-to-market with effects in income and stockholders’ equity, respectively. Securities classified as “held to maturity” are recorded at amortized cost. Derivatives are marked-to-market and recorded as assets and liabilities in the balance sheet. Changes in the market value of derivatives are generally recognized in income with certain modifications, if these are designated as hedges and qualify for hedge accounting under the regulations issued by the Brazilian Central Bank. Securities and derivatives in the “held to maturity” portfolio may be hedged for accounting purposes but their increase or decrease in value as derived from the marked-to-market accounting method should not be taken into account.

Brazilian Payment and Settlement System

The rules for the settlement of payments in Brazil are based on the guidelines adopted by the Bank of International Settlements, or “BIS,” and the current Brazilian Payment and Settlement System (Sistema Brasileiro de Pagamentos e Compensação or the “SPB”). The Brazilian Central Bank and CVM (in relation to transactions with securities) have the power to regulate and supervise this system. SPB is composed of systems for the clearing of checks, clearing and settlement of debit and credit electronic orders, transfer of funds and other financial assets, clearing and settlement of transactions involving securities, clearing and settlement of transactions carried out in commodities and futures, and others, collectively designated as Financial Market Infrastructures (“IMF”), as well as the payment arrangements and payment institutions.

Within the scope of SPB, the Brazilian Central Bank operates the Reserves Transfer System (“STR”) and the SELIC. STR is a system of transfer of funds with real-time gross settlement, which means that transfers are made at the processing time, one by one, and are subject to the existence of outstanding balance in the account. STR is composed of financial institutions, clearing and settlement houses and the National Treasury Office. SELIC is a system intended for custody of book-entry securities issued by the National Treasury Office and for the registration and settlement of transactions involving such securities.

The interbank transfers of funds are not only settled by STR but also by the Funds Transfer System (Sitraf), the Deferred Settlement System for Interbank Credit Orders (Siloc) and the Centralizer Clearance for Checks (Compe), which are also part of SPB.

Treatment of Overdue Debts

The Brazilian Central Bank requires financial institutions to classify credit transactions in accordance with their level of credit risk and to make provisions according to the level attributed to each transaction. Such credit classifications shall be determined in accordance with criteria set forth from time to time by the Brazilian Central Bank, relating to the conditions of the debtor and the guarantor and the transaction terms. Where there are several credit transactions involving the same customer, economic group or group of companies, the credit risk must be determined by analyzing the particular credit transaction of such customer or group that represents the greatest credit risk to the financial institution.

Credit transactions of up to R$50,000 may be classified either by the financial institution’s own evaluation method or according to the number of days such transaction is past due, whichever is the more stringent. Credit classifications are required to be reviewed (i) monthly, in the event of a delay in the payment of any installment of principal or interest, in accordance with the maximum risk classifications; (ii) every six months, in the case of transactions involving the same customer, economic group or group of companies, the amount of which exceeds 5% of the adjusted net worth of the financial institution in question; and (iii) once every twelve months, in all circumstances, except in the case of credit transactions with a customer whose total liability is lower than R$50,000, the classification of which may be reviewed as provided above. Such R$50,000 limit may be amended by the Brazilian Central Bank from time to time.

The provisions set forth above are not applicable to our IFRS consolidated financial statements, which are based on the criteria described under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Impairment Losses on Financial Assets.”

Credit Performance Information – Positive Registration

Brazilian law regulates databases containing credit performance information of individuals and legal entities. Dissemination of information from these databases is subject to the express request or authorization of the institution’s corresponding clients.

Stockholders’ Rules about the Collection of Bank Fees

The collection of bank fees and commissions is extensively regulated by the rules that seek standardization of the collection of bank fees and of the costs of credit transactions for individuals. According to these rules, bank services to individuals are divided into the following four groups: (i) essential services; (ii) priority services; (iii) special services; and (iv) specific or differentiated services. Banks are not able to collect fees in exchange for supplying essential services to individuals with regard to checking accounts, such as (i) supplying a debit card; (ii) supplying ten checks per month to accountholders who meet the requirements to use checks, as per the applicable rules; (iii) supplying a second debit card (except in cases of loss, theft, damage and other reasons not caused by the bank); (iv) up to four withdrawals per month, which can be made at a branch of the bank, using checks or in ATM terminals; (v) supplying up to two statements describing the transactions during the month, to be obtained through ATM terminals; (vi) inquiries over the internet; (vii) up to two transfers of funds between accounts held by the same bank, per month, at a branch, through ATM terminals or over the internet; (viii) clearing checks, and (ix) supplying a consolidated statement describing, on a month-by-month basis, the fees charged over the preceding year with regard to checking accounts and savings accounts.

Certain services rendered to individuals with regard to savings accounts also fall under the category of essential services and therefore are exempt from the payment of fees. CMN prohibits banks from charging fees for supplying essential services in connection with deposit and savings accounts where clients agree to access and use their accounts by electronic means only. In the case of these exclusively electronic deposit and savings accounts, banks are authorized to charge fees for supplying essential services only when the client voluntarily elects to obtain personal service at the banks’ branches or client service locations.

Priority services are those rendered to individuals with regard to checking accounts, transfers of funds, credit transactions, leasing, standard credit cards, over-the-counter exchange transactions for the purchase or sale of foreign currency in respect of international travel, and records, and are subject to the collection of fees by the financial institutions only if the service and its nomenclature are listed in its regulations. Commercial banks must also offer to their individual clients a “standardized package” of priority services, whose content is defined, as well as the clients’ option to acquire individual services instead of adhering to the package.

The collection of fees in exchange for the supply of special services (including, among others, services relating to rural credit, currency exchange market and on-lending of funds from the real estate financial system) is governed by the specific provisions found in the laws and regulations relating to such services. The regulation authorizes financial institutions to charge fees for the performance of specific services, provided either that the account holder or user is informed of the conditions for use and payment or that the fee and charging method are defined in the contract. Some of the specific services, among others, are (i) approval of signatures; (ii) management of investment funds; (iii) rental of safe deposit boxes; (iv) courier services; (v) custody and brokerage services, (vi) endorsement of clients debts (aval, or guarantee); and (vii) foreign currency exchange.

It is worth pointing out: (i) the prohibition against charging fees in cases of adhesion contracts amendments, except in the cases of asset replacement in leasing transactions, early liquidation or amortization, cancelation or termination; (ii) the prohibition against including services related to credit cards and other services not subject to fees in service packages that include priority, special and/or differentiated services; (iii) the requirement that subscription to service packages must be through a separate contract; (iv) the requirement that information given to the customer with respect to a service package must include the value of each service included in the package, the number of times that each service may be utilized per month, and the total price of the package; (v) the requirement that a customer’s annual banking statement must separately identify default interest, penalties and other costs charged on loans and leasing transactions; (vi) the requirement that registration fees cannot be cumulatively charged; and (vii) the requirement that overdraft fees can be charged, at most, once over the course of 30 days.

In addition, CMN regulations establish that all debits related to the collection of fees must be charged to a bank account only if there are sufficient funds to cover such debits in such account and thus forbid overdrafts caused by the collection of banking fees. Furthermore, a minimum of 30 days’ notice must precede any increase or creation of fees (except if related to credit card services, when a minimum of 45 days’ notice is required), while fees related to priority services and the “standardized package” can be increased only after 180 days from the date of the last increase (except if related to credit card services, when a minimum of 365 days’ notice is required) whereas reductions can take place at any time.

Credit Cards

The banking regulations also have specific rules relative to the charging of credit card fees, the publication of information in the card invoices and the obligation to provide a package of basic services upon offering credit cards to clients. Credit card holders must pay monthly at least 15% of outstanding credit card balances. This minimum payment does not apply to credit cards with payment by means of direct payroll deductions.

Payment Agents and Payment Arrangements

In 2013, a legal and regulatory framework for the payment industry was established in Brazil, pursuant to which the CMN and the Brazilian Central Bank now have powers to regulate payment mechanisms, players and transactions.

The regulation issued by the Brazilian Central Bank, which became effective in May 2014, determines, among other aspects: (i) consumer protection and anti-money laundering compliance and risk prevention systems that should be observed by payment agents and payment arrangers; (ii) the procedures for incorporation, organization, authorization and operation of payment agents, as well transfer of shareholding control, subject to the Brazilian Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the SPB; and (v) rules related to payment accounts, which are divided into prepaid and post-paid accounts and require the allocation of the totality of their balance to a special account at the Brazilian Central Bank or investment in government bonds.

Portability of Credit Transactions

In 2013, the Brazilian Central Bank regulated the possibility of financial institutions’ customers transferring their credit transactions from one institution to another. The regulation, which became effective in May 2014, established specific rules for such transfers, including, among others, the requirement that the amount and term of the transaction in the receiving financial institution the transaction must not be higher than the amount due and term of the original transaction. The regulation authorized, however, the amendment of the interest fee on the transaction.

Anti-Money Laundering Regulations

Under the Brazilian Anti-Money Laundering Law, it is a crime to conceal or dissimulate the nature, origin, location, disposal, movement or ownership of assets, rights or valuables deriving directly or indirectly from a criminal violation, as well as their use in economic or financial activity and the participation in a group, association or office while being aware that its principal or secondary activities are directed towards the practice of such acts.

The Brazilian Anti-Money Laundering Law also created the Conselho de Controle de Atividades Financeiras (the Council of Control of Financial Activities, or “COAF”), which operates under the Ministry of Finance. The purpose of the COAF is to investigate, examine, identify and impose administrative penalties in respect of any suspicious or unlawful activities related to money laundering in Brazil. The COAF is composed of a president nominated by the Ministry of Finance and appointed by the President, and eight members of the council, one of whom is appointed by each of the following entities: (i) the Brazilian Central Bank; (ii) the CVM; (iii) the Ministry of Foreign Affairs; (iv) the SUSEP; (v) the Brazilian Federal Revenue Service; (vi) the Office of the Attorney-General of the National Treasury; (vii) the Federal Police Department; and (viii) the Federal Intelligence Agency. The term of office of each of the president and the other members of the council is three years.

Brazilian anti-money laundering legislation establishes that financial institutions must, among others:

•	keep up-to-date records regarding their permanent customers (including registration data, statements of purpose and nature of transactions, their financial capacity, as well as the verification of characterization of customers as politically-exposed individuals);

•	adopt preventive and internal policies, processes and controls;

•	record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money, including specific registries of issuances or recharging of prepaid cards;

•	keep records of transactions or groups of turnover of funds carried out by individuals or entities belonging to the same group or financial conglomerate, in a total amount that exceeds R$10,000 in a calendar month or which reveal a pattern of activity that suggests a scheme to avoid identification, control and registration;

•	review transactions or proposals the features of which may indicate criminal intentions;

•	keep records of every transfer of funds related to, among others (a) deposits, wire transfers and checks, and (b) the issuance of checks and payment orders, in amounts that exceed R$1,000; and

•	notify the pertinent authority within time frames ranging from one business day from a proposed transaction to five business days from the end of the calendar month for any transaction that is considered suspect by the financial institution.

Brazilian financial institutions must inform COAF in the manner established by the Brazilian Central Bank, by the day following the date on which any of the following transactions, proposed or carried out, were verified:

•	transactions carried out or services provided, whose amount equals or is greater than R$10,000 and for which, considering the parties involved, the amounts, the forms of execution, the instrument used or the lack of economic or legal bases could characterize the existence of evidence of the crimes provided for in the Brazilian Anti-Money Laundering Law;

•	transactions carried out or services rendered that, based on their frequency, amount or form, could be aimed at deceiving the identification, control and record mechanisms;

•	transactions carried out by or services rendered to, regardless of their amount, the persons that recognizably have perpetrated or attempted to perpetrate terrorist acts or have participated in them or facilitated their practice, as well as the existence of funds that belong to or are directly or indirectly controlled by them or by entities that belong or are directly or indirectly controlled by such persons, as well as by persons and entities acting on their behalf or under their orders; and

•	any acts that are believed to be financing terrorism.

These communications must be made without providing knowledge thereof to the parties involved.

The records referred to above must be kept for five to ten years, depending on the nature of the information, from the end of the relationship with the customer.

Failure to comply with any of the obligations indicated above can subject the financial institution and its officers and directors to penalties that range from fines (not above 200% of the transaction amount or the real profit obtained or that would be obtained by carrying out the transaction or the amount of R$20 million) to the declaration of its officers and directors as ineligible to exercise any position at a financial institution and/or the cancellation of the financial institution’s operating license.

Government officials and auditors from the Brazilian Federal Revenue Service may also inspect an institution’s documents, books and financial registry in certain circumstances.

The financial institutions must also maintain specific records of the transactions in cash (deposit, withdrawal, withdrawal by means of a prepaid card or request of provision for withdrawal) so as to enable the identification of a deposit in cash, withdrawal in cash, withdrawal in cash by means of a prepaid card, or request of provision for withdrawal, of an amount equal to or greater than R$100,000 or that presents evidence of concealment or dissimulation of the nature, of the origin, of the location, of the disposal, of the movement or of the ownership of assets, rights and valuables, as well as issuance of banker’s checks, TED (Readily Available Electronic Transfer) or of any other instrument of transfer of funds upon payment in cash, for an amount equal to or greater than R$100,000.

Brazilian Anti-Corruption Law

Law No. 12,846 of August 1, 2013, Brazil’s new anti-corruption law (the “Brazilian Anti-Corruption Law”) entered into force on January 29, 2014. This law aims at fulfilling international commitments assumed by Brazil as a result of the ratification of various anti-corruption treaties, as well as meeting the population’s demands for the creation of more effective mechanisms to fight corruption at the public administration level. The Brazilian Anti-Corruption Law establishes that legal entities will have strict liability regardless of fault or willful misconduct for acts against the public administration carried out in their interest or for their benefit. Although known as the Anti-Corruption Law, this Law encompasses not only performance of acts of corruption but also performance of other injurious acts contrary to the Brazilian or foreign public administration.

Corporations that violate the Brazilian Anti-Corruption Law’s provisions will be subject to heavy penalties, some of which may be imposed through administrative proceedings and others solely through judicial channels. The Brazilian Anti-Corruption Law also creates a leniency program under which self-disclosure of violations and cooperation by corporations might result in the reduction of fines and other sanctions.

Politically Exposed Individuals

Financial institutions and other institutions authorized by the Brazilian Central Bank to operate must take certain actions and have certain controls in order to establish business relationships with and to follow up financial transactions of customers who are deemed to be politically exposed individuals. The internal procedures developed and implemented for this purpose by financial institutions must be structured in such a way as to enable the identification of politically exposed individuals, as well as the origin of the funds involved in the transactions of such customers. One option is to verify the compatibility between the customer’s transactions and the net worth stated in such customer’s file.

Politically exposed individuals are public agents and their immediate family members, spouses, life partners and stepchildren who occupy or have occupied a relevant public office or position over the past five years in Brazil or other countries, territories and foreign jurisdictions.

Bank Secrecy

Brazilian financial and payment institutions shall also maintain the secrecy of their banking operations and services provided to their customers. The only circumstances in which information about customers, services or transactions of Brazilian financial and payment institutions may be disclosed to third parties are the following:

•	the disclosure of information with the express consent of the interested parties;

•	the exchange of information between financial institutions for record purposes;

•	the supplying to credit reference agencies of information based on data from the records of issuers of bank checks drawn on accounts without sufficient funds and defaulting debtors; and

•	the occurrence or suspicion that criminal or administrative illegal acts have been performed, in which case the financial institutions and the credit card companies may provide the pertinent authorities with information relating to such criminal acts when necessary for the investigation of such acts.

Complementary Law 105/01 also allows the Brazilian Central Bank or the CVM to exchange information with foreign governmental authorities, provided that a specific treaty has previously been executed.

Auditing Requirements

The legislation and regulations issued by the CMN, CVM and BM&FBOVESPA determine that the periodic financial statements of financial institutions must be audited by independent auditors (individuals or legal entities) that are registered with CVM and who meet the minimum requirements set forth by the Brazilian Central Bank, and that the financial statements must be presented together with an independent auditor’s report.

As result of the auditing work, the independent auditor must prepare the following reports: (i) audit report, issuing an opinion regarding the accounting statements and the respective explanatory notes, including regarding the compliance with financial regulations issued by the CMN and the Brazilian Central Bank; (ii) internal control system quality and adequacy evaluation report, including regarding electronic data processing and risk management systems, evidencing any identified deficiencies; (iii) legal and regulatory provisions noncompliance report, regarding those which have, or may have, material impacts on the financial statements or on the audited financial institution’s operations; (iv) limited assurance report, analyzing Santander Brasil’s Annual and Sustainability Report pursuant to the guidelines and requirements of the Global Reporting Initiative (“GRI”); and (v) any other reports required by the Brazilian Central Bank, CVM and BM&FBOVESPA. The reports issued by independent auditors must be available for consultation upon request by the overseeing authorities.

Independent auditors and the fiscal council when established, individually or jointly, must formally notify the Brazilian Central Bank of the existence or evidence of error or fraud, within three business days of the identification of the respective occurrence, including:

•	non-compliance with legal rules and regulations which places the continuity of the audited entity at risk;

•	frauds of any amount perpetrated by the management of the institution;

•	material frauds perpetrated by the institution’s employees or third parties; and

•	errors that result in major incorrectness in the financial statements of the audited entity.

The executive office of the financial institution must inform the independent auditor and the fiscal council, when established, if any of the above situations occur.

CMN Regulation also requires financial institutions and certain other entities holding regulatory capital equal to or greater than R$1 billion to create a corporate body designated as the “audit committee.”

To obtain more information concerning the audit committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Advisory Committees—Audit Committee.”

Socio-Environmental Responsibility Policy

On April 28, 2014, the CMN enacted a new regulation establishing the guidelines for the implementation of socio-environmental responsibility policies at Brazilian financial institutions (each, a “Responsibility Policy”). The Responsibility Policy must guide the social and environmental actions of Brazilian financial institutions in conducting their businesses, their relationship with their clients and other users of their products and services. The Responsibility Policy must also guide the financial institution’s relationship with its personnel and with any others affected by the financial institution’s activities. In addition, the Responsibility Policy must provide for the management of social and environmental risks (which, according to the Brazilian Central Bank, represent one of the several categories of risk to which financial institutions are exposed). Financial institutions are required to have a Responsibility Policy, and an action plan to guide its implementation, in place by February 28, 2015, for financial institutions required to implement the Internal Process for the Assessment of Capital Adequacy (Processo Interno de Avaliação da Adequação de Capital, or “Icaap”) or July 31, 2015 for the remaining financial institutions.

We, as a financial institution required to implement the Icaap, have already developed our new Socio-Environmental Responsibility Policy in accordance with the guidelines established by the CMN for Brazilian financial institutions.

Consumer Protection

Relationships between consumers and financial institutions are governed by Law 8078, dated September 11, 1990 (the “Brazilian Consumer Protection Code”), which grants consumers certain rights and sets forth measures to be observed by suppliers, which must be complied with by financial institutions. The Consumer Protection Code sets forth as consumer rights, among others, the assistance/facilitation in the defense of consumer’s rights, including through reverse burden of proof in their favor, and possibility of judicial review of contractual provisions deemed abusive.

Furthermore, banking regulation establishes procedures that financial institutions must observe when contracting any transactions, as well as when rendering services. We may highlight the following as examples of said procedures:

•	to timely provide the necessary information to allow client’s and user’s free choice and decision making process, including rights, duties, responsibilities, costs or advantages, penalties and possible risks when carrying out a transaction or rendering a service;

•	to timely provide, to the client or user, agreements, receipts, statements, advices and other documents related to the transactions and services, as well as the possibility of timely cancellation of the agreements;

•	formalization of an adequate instrument setting forth the rights and obligations for opening, using and maintaining a post-paid payment account;

•	to forward a payment instrument to the client’s or user’s residence or to enable the respective instrument only upon express request or authorization; and

•	identification of end users’ beneficiaries for payments or transfer in statements and bills of the payer, including in situations in which the payment service involves institutions participating in different payment arrangements.

Ombudsman

Financial institutions and other entities which are authorized to operate by the Brazilian Central Bank must have an ombudsman office to facilitate communication between the institutions and their customers, and in order to observe consumer defense legislation, as well as the improvement of products and customer service. Institutions that are part of a financial group are allowed to establish one ombudsman department to service the whole group. The officer in charge of the ombudsman office must prepare a report every six months and whenever a material event is identified pursuant to the instructions of the Brazilian Central Bank.

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

Investment funds may not:

•	have more than 10% of their net worth invested in securities of a single issuer that is a publicly-held company (and that is not a financial institution), its controlling shareholders, subsidiaries and affiliates, another investment fund; and

•	have more than 20% of their net worth invested in securities issued by a financial institution (including the fund manager), its controlling shareholders, subsidiaries and affiliates.

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

Broker and dealer firms may not execute operations that may be qualified as the granting of loans to their customers, including the assignment of rights with limited exceptions; collect commissions from their customers related to transactions of securities during the primary distribution; acquire real estate which is not for their own use; or obtain loans from financial institutions, except for (i) loans for the acquisition of goods for use in connection with the firm’s corporate purpose or (ii) loans the amount of which does not exceed two times the relevant firm’s net worth.

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

Penalties for non-compliance with foreign currency position limits range from the compulsory sale of foreign currency to revocation of authorization to operate in the foreign exchange market.

On December 16, 2013, the Brazilian Central Bank issued a series of rules that have replaced the Regulation of Foreign Exchange and International Capital Market (Regulamento do Mercado de Câmbio e Capitais Internacionais, or the “RMCCI”) of the Brazilian Central Bank as of February 3, 2014. These rules are intended to optimize and simplify regulation involving the foreign exchange market, Brazilian capital abroad and foreign capital in Brazil previously contemplated by the RMCCI. The new foreign exchange rules also aim to cover situations that were not contemplated in the prior regulations.

Foreign Investment in Brazilian Financial Institutions

The Brazilian constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization by the President of Brazil based on national interest or reciprocity. A decree on November 13, 1997, issued in respect of Banco Meridional do Brasil S.A. (our legal predecessor) allows 100% foreign participation in our capital stock. Foreign investors may acquire the shares issued by Santander Brasil as a result of this decree. In addition, foreign investors may acquire publicly traded non-voting shares of Brazilian financial institutions traded on a stock exchange or securities depositary receipts offered abroad representing shares without specific authorization.

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

Regulation of Branches

Authorization by the Brazilian Central Bank is required for operations of branches or subsidiaries of Brazilian financial institutions, upon the compliance with certain term, capital and equity requirements, as well as the submission of an economic and financial feasibility analysis.

The Brazilian Central Bank’s prior authorization is also required in order to: (i) allocate new funds to branches or subsidiaries abroad; (ii) subscribe capital increases, directly or indirectly, in subsidiaries abroad; (iii) increase equity participation, directly or indirectly, in subsidiaries abroad; and/or (iv) merge or spin off, directly or indirectly, subsidiaries abroad.

The Brazilian Central Bank determines that financial institutions can install the following establishments in Brazil: (i) branches, (ii) teller booths, (iii) automatic teller machines, and (iv) segregated administrative units, provided that, for items (i) to (iii), conformity with requirements of minimum capital and operating limits are necessary.

Cayman Islands Banking Regulation

Banks and trust companies wishing to conduct business from within the Cayman Islands must be licensed by the Cayman Islands Monetary Authority under the Banks and Trust Companies Law (2009 Revision) (the “Banks and Trust Companies Law”), independent of whether the business is to be actually conducted in the Cayman Islands.

Under the Banks and Trust Companies Law, there are two main categories of banking license: a category “A” license, which permits unrestricted domestic and offshore banking business, and a category “B” license, which permits principally offshore banking business. The holder of a category “B” license may have an office in the Cayman Islands and conduct business with other licensees and offshore companies but, except in limited circumstances, may not do banking business locally with the public or residents of the Cayman Islands. We have an unrestricted category “B” license.

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

U.S. Banking Regulation - Volcker Rule

On July 21, 2010, the United States enacted the Dodd-Frank Act, which provides a broad framework for significant regulatory changes that extend to almost every area of U.S. financial regulation. The Volcker Rule, a statutory provision of the Dodd-Frank Act, prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain limited exceptions. The Volcker Rule became effective on July 21, 2012 and on December 10, 2013, U.S. regulators issued final rules implementing the Volcker Rule. The final rules limit the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. The final rules also contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, as well as certain foreign government obligations, trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. The final rules implementing the Volcker Rule extended the period for all banking entities to conform with the Volcker Rule and implement a compliance program until July 21, 2015. In December 2014, the Board of Governors of the U.S. Federal Reserve issued an order extending the Volcker Rule’s general conformance period until July 21, 2016 for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 (“legacy covered funds”), and stated its intention to grant a final one-year extension of the general conformance period, to July 21, 2017, for banking entities to conform ownership interests in and relationships with legacy covered funds. This extension of the conformance period does not apply to the Volcker Rule’s prohibitions on proprietary trading or to any investments in and relationships with covered funds made or entered into after December 31, 2013. Banking entities such as Santander Spain must bring their activities and investments worldwide into compliance with the requirements of the Volcker Rule by the end of the conformance period. Santander Spain is assessing how the final rules implementing the Volcker Rule will affect its businesses, including Santander Brasil, and is developing and implementing plans to bring affected businesses into compliance.

Antitrust Regulation

According to the Brazilian antitrust law, actions which concentrate market share must be previously submitted to CADE for approval if the following criteria are met: (i) at least one of the groups involved in the deal has posted annual gross revenues or volume of business equal to or over R$750 million, in Brazil, in the year prior to the transaction; and (ii) at least another group has posted annual gross revenues or volume of business equal to or over R$75 million, in Brazil, in the year prior to the transaction. Closing of a transaction without CADE’s approval will subject the parties to fines ranging from R$60 thousand to R$60 million.

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

Insolvency Laws Concerning Financial Institutions

Financial institutions are subject to the proceedings established by Law 6,024 of March 13, 1974 (“Law 6024”), which establishes the applicable provisions in the event of intervention or extra-judicial liquidation by the Brazilian Central Bank, as well as to bankruptcy proceedings.

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

The decree of extra-judicial liquidation will: (i) suspend the actions or foreclose on rights and interests relating to the estate of the entity being liquidated, while no other actions or executions may be brought during the liquidation; (ii) accelerate the obligations of the entity; and (iii) interrupt the statute of limitations with regard to the obligations assumed by the institution.

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

There is no minimum term for a RAET, which ceases upon the occurrence of any of the following events: (i) acquisition by the Brazilian federal government of control of the financial institution, (ii) corporate restructuring, merger, spin-off, amalgamation or transfer of the controlling interest of the financial institution, (iii) decision by the Brazilian Central Bank, or (iv) declaration of extra-judicial liquidation of the financial institution.

Bankruptcy Law

Law No. 11,101 (“Bankruptcy Law”) regulates judicial reorganizations, out-of-court reorganizations and the bankruptcy of individuals and corporations that have occurred since 2005 and applies to financial institutions only with respect to the matters not specifically regulated by the intervention and extra-judicial liquidation regimes described above.

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

The current law confers immunity from attachment of compulsory deposits maintained by financial institutions with the Brazilian Central Bank. Such deposits may not be attached in actions by a bank’s general creditors for the repayment of debts and require that the assets of any insolvent bank funded by loans made by foreign banks under trade finance lines be used to repay amounts owing under such lines in preference to those amounts owing to the general creditors of such insolvent bank.

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

The total amount of credit in the form of demand deposits, savings deposits, time deposits, deposits maintained in accounts blocked for transactions with checks (for the registration and control of funds relating to the rendering of services of payment of salaries, earnings, pensions), bills of exchange, real estate bills, mortgage bills, real estate credit bills and repurchase and resale agreements which object are instruments issued after March 8, 2012 by a company of the same group due to each customer by a financial institution (or by financial institutions of the same financial group) will be guaranteed by the FGC for up to a maximum of R$250,000 per customer. When the assets of the FGC reach 2% of the total amounts they guarantee, the CMN may temporarily suspend or reduce the contribution of financial institutions to the FGC. The volume of deposits that financial institutions can accept with the guarantee granted by FGC will be reduced by 20% every year from January 2012 to January 2016, thereby ending such insurance by 2016.

Taxation

Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)

The IRPJ is calculated at a rate of 15.0%, plus a surtax of 10.0% which is levied on profits exceeding the amount of R$ 240,000 per year and the CSLL is calculated at a rate of 15.0% for financial institutions and 9.0% for companies, after adjustments determined by the tax legislation.

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

The changes introduced by Law 11,638/2007 and by Law 11,941/2009 (articles 37 and 38), which modified the criteria for recognizing revenues, costs and expenses computed in the determination of net income, had no effect for purposes of determining the taxable profit for a legal entity which opted for the Transitional Tax Regime (“RTT”), being used for tax purposes the regulations in effect on December 31, 2007. The tax effects on the adoption of such rules are recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

Law 12,973, however, provides that the RTT expires in 2014 or 2015, depending on the circumstances and elections made by each tax payer. Law 12,973 also regulates the tax effects arising from the adoption of IFRS in Brazil.

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

Recent Amendments to the Brazilian Federal Tax Legislation

On May 14, 2014, Law No. 12,973 (the “2014 Tax Law”) was published, amending federal tax legislation with respect to IRPJ, CSLL, PIS and COFINS. The 2014 Tax Law governs the following matters, among others:

•	the tax effects connected with IFRS;

•	the revocation of the Transitory Tax Regime – RTT, which was implemented to temporarily neutralize the tax effects related to IFRS until the 2014 Tax Law was enacted;

•	the valuation of controlled companies using the equity accounting method, including new provisions for the tax treatment applicable to goodwill or to the discount paid upon the investment in those entities;

•	the tax regime applicable to profits, dividends and interest on net equity paid by Brazilian companies;

•	creation of a new regime for controlled foreign companies – CFC rules – and the consequent tax effects arising from income earned abroad by Brazilian subsidiaries or affiliates; and

•	a new tax base for PIS and COFINS for financial institutions that includes the revenues from core activities of these companies.

Tax on Financial Transactions (IOF)

IOF is a tax levied on credit, currency exchange, insurance and securities transactions and it is imposed on the following transactions and at the following rates:

Transaction(1)	Maximum Legal Rate	Present Rate
Credit extended by financial institutions and non-financial entities	1.5%	Up to 0.0041% per day for loans contracted by legal entities and 0.0082% per day for individuals. An additional 0.38% rate is applicable in both cases.
Transactions relating to securities(2)	1.5% per day	0.5% per day for certain investment funds.
		0% on transactions with equity securities and certain debt securities, such as debentures and real estate receivables notes (CRIs).
		1% per day on transactions with fixed income derived from federal, state, or municipal public and private bonds, and fixed income investment funds limited to certain percentages of the income raised from investment. This rate is reduced to zero from the 30th day following the acquisition date of the investment.
		0% on the assignment of securities to permit the issuance of Depositary Receipts abroad.
Transactions relating to derivatives	25.0%	0% on the notional value of the adjusted purchase, sale or maturity of financial derivative contract in the country that individually result in an increased foreign exchange exposure on a short position.
		0% on derivative contracts to hedge risks inherent to the price fluctuation of foreign exchange resulting from export contracts signed by an individual or legal entity resident or domiciled in the country.
		0% other transactions with derivative contracts not expressly mentioned by the tax law.
Insurance transactions entered into by insurance companies	25%	2.38% for health insurance.
		0.38% for life insurance.
		7.38% for other types of insurance.
Foreign exchange transactions(2)	25%	0.38% (general rule).
		6.38% on credit card transactions as from April 27, 2011.
		6.38% on withdrawals abroad using credit or debit cards as from December 28, 2013.
		6.38% on purchase of travelers cheque or loading of international prepaid card as from December 28, 2013.
		0% for outflow of funds related to the payment of principal and interest in connection with foreign loans and financings.
		6% for the inflow of funds into Brazil, related to foreign loans subject to registration before the Brazilian Central Bank whose average

Transaction(1)	Maximum Legal Rate	Present Rate

maturity term is equal or less than 180 days.

0% for the inflow of funds into Brazil, related to foreign loans subject to registration before the Brazilian Central Bank whose average maturity term is higher than 180 days.

0% for interbank transactions.
0% for exchange transactions in connection with the outflow of proceeds from Brazil for the remittance of interest on net equity and dividends to be received by foreign investors.
0% for exchange transactions, including by means of simultaneous foreign exchange transactions, for the inflow of funds by foreign investors in the Brazilian financial and capital markets.
0% for exchange transactions, including by means of simultaneous foreign exchange transactions, for the inflow of funds by foreign investors for purposes of initial or additional margin requirements in connection with transactions in stock exchanges.
0% for exchange transactions for the outflow of funds invested by foreign investors in the Brazilian financial and capital markets.
0% for exchange transactions for the inflow and outflow of funds invested by foreign investors, including by means of simultaneous foreign exchange transactions, in certificates of deposit of securities, known as BDRs.
0.38% for simultaneous exchange transactions, for the inflow of funds by foreign investors derived from the conversion of direct investments in Brazil made pursuant to Law 4,131/62 into investments in stock tradable in stock exchanges.
0% for revenues related to the export of goods and services transactions.

(1)	The transactions mentioned in the table are for illustration purposes and do not reflect an exhaustive list of transactions subject to the IOF.

(2)	There are some exemptions or specific cases in which the applicable rate is zero.

FATCA

The Foreign Account Tax Compliance Act (“FATCA”) became law in the U.S. on March 18, 2010. The legislation requires Foreign Financial Institutions (“FFIs”) (such as Santander Brasil) to enter into an FFI agreement and agree to identify and provide the U.S. Internal Revenue Service (“IRS”) with information on accounts held by U.S. persons and certain U.S.-owned foreign entities, or otherwise face 30% withholding tax on with holdable payments. In addition, FFIs that have entered into an FFI agreement will be required to withhold on such payments made to FFIs that have not entered into an FFI agreement, account holders who fail to provide sufficient information to classify an account as a U.S. or non-U.S. account, and U.S. account holders who do not agree to the FFI reporting their account to the IRS.

On September 23, 2014, Brazil and the United States announced that they have entered into an intergovernmental agreement (“IGA”) to improve international tax compliance and to implement FATCA. The IGA establishes an automatic annual bilateral exchange of information with the U.S. tax authorities. Under this agreement, Brazilian financial institutions will generally be required to provide certain information about their U.S. account holders to the Brazilian tax authorities (Receita Federal do Brasil), which will share that information with the IRS. The IGA will only become effective in Brazil after being approved by the Brazilian Congress and ratified by the president of Brazil.

Complying with the required identification, withholding and reporting obligations requires significant investment in an FFI’s compliance and reporting framework. We are continuing to follow developments regarding FATCA closely and are coordinating with all relevant authorities.

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

The following activities are disclosed in response to Section 13(r) with respect to certain affiliates of Santander UK plc (“Santander UK”), one of our affiliates within the Santander Group. During the period covered by this report:

(a) Santander UK holds frozen savings and current accounts for three customers resident in the United Kingdom who are currently designated by the United States for terrorism. The accounts held by each customer were blocked after the customer’s designation and have remained blocked and dormant throughout 2014. No revenue has been generated by Santander UK on these accounts. The bank account held for one of these customers was closed in the fourth quarter of 2014.

(b) An Iranian national, resident in the United Kingdom who is currently designated by the United States under the Iranian Financial Sanctions Regulations and the Non-Proliferation of Weapons of Mass Destruction (“NPWMD”) designation, holds a mortgage with Santander UK that was issued prior to any such designation. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment instalments. In 2014, total revenue in connection with the mortgage was approximately £2,580 whilst net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions. The same Iranian national also holds two investment accounts with Santander Asset Management UK Limited. The accounts have remained frozen during 2014. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue for the Santander Group in connection with the investment accounts was approximately £250 whilst net profits in 2014 were negligible relative to the overall profits of Santander Spain.

(c) In addition, during the third quarter 2014, Santander UK identified two additional customers. A United Kingdom national designated by the United States under the NPWMD sanctions program held a business account. No transactions were made and the account was closed in the fourth quarter of 2014. No revenue or profit has been generated. A second United Kingdom national designated by the United States for terrorism held a personal current account and a personal credit card account, both of which were closed in the third quarter. Although transactions took place on the current account during the third quarter of 2014, revenue and profits generated were negligible. No transactions took place on the credit card.

In addition, the Santander Group has certain legacy export credits and performance guarantees with Bank Mellat, which are included in the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List. Santander Spain entered into two bilateral credit facilities in February 2000 in an aggregate principal amount of €25.9 million. Both credit facilities matured in 2012. In addition, in 2005 Santander Spain participated in a syndicated credit facility for Bank Mellat of €15.5 million, which matures on July 6, 2015. As of December 31, 2014, the Santander Group was owed €2.3 million under this credit facility.

Bank Mellat has been in default under all of these agreements in recent years and Santander Spain has been and expects to continue to be repaid any amounts due by official export credit agencies, which insure between 95% and 99% of the outstanding amounts under these credit facilities. No funds have been extended by Santander Spain under these facilities since they were granted.

The Santander Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007. However, should any of the contractors default in their obligations under the public bids, the Santander Group would not be able to pay any amounts due to Bank Sepah or Bank Mellat because any such payments would be frozen pursuant to Council Regulation (EU) No. 961/2010.

In the aggregate, all of the transactions described above resulted in approximately €41,000 gross revenues and approximately €80,500 net loss to the Santander Group in the year ended December 31, 2014, all of which resulted from the performance of export credit agencies rather than any Iranian entity. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount – which payment would be frozen as explained above (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

SELECTED STATISTICAL INFORMATION

The following information for Santander Brasil is included for analytical purposes and is derived from and should be read in conjunction with the consolidated financial statements contained elsewhere herein, as well as “Item 5. Operating and Financial Review and Prospects.”

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

The selected statistical information set forth below includes information at and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 extracted from the audited financial statements prepared in conformity with IFRS as issued by the IASB. See “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

Average Balance Sheet and Interest Rates

The following tables show our average balances and interest rates for each of the periods presented. With respect to the tables below and the tables under “—Changes in Net Interest Income – Volume and Rate Analysis” and “—Assets—Earning Assets – Yield Spread,” (i) we have stated average balances on a gross basis, before netting impairment losses, except for the total average asset figures, which include such netting, and (ii) all average data have been calculated using month-end balances, which is not significantly different from having used daily averages. We stop accruing interest on loans once they are more than 60 days past due. All our non-accrual loans are included in the table below under “Other assets.”

	For the year ended December 31,
	2014			2013			2012
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Assets and Interest Income
Cash and balances with the Brazilian Central Bank	58,129	5,952	10.2%	54,966	6,797	12.4%	57,249	5,731	10.0%
Loans and amounts due from credit institutions	34,933	4,115	11.8%	34,605	751	2.2%	25,177	1,042	4.1%
Loans and advances to customers	215,524	37,084	17.2%	200,060	35,737	17.9%	187,060	38,735	20.7%
Debt instruments	88,968	10,419	11.7%	65,699	6,529	9.9%	61,012	6,082	10.0%
Other interest – earning assets	—	1,354	—	—	1,403	—	—	1,070	—
Total interest – earning assets	397,554	58,924	14.8%	355,329	51,217	14.4%	330,498	52,661	15.9%
Equity instruments	3,314	222	6.7%	2,753	81	3.0%	2,224	94	4.2%
Investments in associates	1,073	—	—	799	—	—	444	—	—
Total earning assets	401,940	59,146	14.7%	358,881	51,298	14.3%	333,166	52,754	15.8%
Cash and balances with the Brazilian Central Bank	3,088	—	—	3,326	—	—	4,793	—	—
Loans and amounts due from credit institutions	1,638	—	—	2,777	—	—	2,792	—	—
Impairment losses	(13,750)	—	—	(14,198)	—	—	(12,647)	—	—
Other assets	49,301	—	—	48,316	—	—	43,383	—	—
Tangible assets	6,725	—	—	6,227	—	—	5,316	—	—
Intangible assets	29,625	—	—	29,955	—	—	31,340	—	—
Total average assets	478,560	59,146	12.4%	435,286	51,298	11.8%	408,143	52,754	12.9%
Liabilities and Interest Expense
Deposits from the Brazilian Central Bank and Deposits from credit institutions	42,563	3,216	7.6%	34,673	1,774	5.1%	38,421	1,585	4.1%
Customer deposits	195,177	18,079	9.3%	183,234	13,517	7.4%	167,863	13,494	8.0%
Marketable debt securities	67,376	6,347	9.4%	59,711	4,355	7.3%	47,604	3,662	7.7%
Subordinated debts	13,523	1,319	9.8%	9,764	810	8.3%	11,440	1,011	8.8%
Other interest-bearing liabilities	—	2,415	—	—	2,281	—	—	1,217	—
Total interest-bearing liabilities	318,639	31,377	9.8%	287,382	22,738	7.9%	265,322	20,970	7.9%
Deposits from credit institutions	164	—	—	176	—	—	197	—	—
Customer deposits – demand deposits	13,404	—	—	12,907	—	—	11,797	—	—
Other liabilities	67,536	—	—	53,906	—	—	52,906	—	—
Non-controlling interests	344	—	—	266	—	—	29	—	—
Stockholders’ Equity	78,474	—	—	80,650	—	—	77,886	—	—
Total average liabilities and equity	478,560	31,377	6.6%	435,286	22,738	5.2%	408,143	20,969	5.1%

Changes in Net Interest Income – Volume and Rate Analysis

The following tables present the changes in our net interest income allocated between changes in average volume and changes in average rate for the year ended December 31, 2014, compared to the year ended December 31, 2013, and for the year ended December 31, 2013 compared to the year ended December 31, 2012. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the years ended 2014/2013			For the years ended 2013/2012
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest and Similar Income
Interest-earning assets
Cash and balances with the Brazilian Central Bank	374	(1,219)	(845)	(236)	1,302	1,065
Loans and amounts due from credit institutions	7	3,357	3,364	308	(599)	(291)
Loans and advances to customers	2,694	(1,347)	1,347	2,568	(5,566)	(2,998)
Debt instruments	2,587	1,303	3,890	(466)	(18)	447
Other interest-earning assets	(49)	—	(49)	333	—	333
Total interest-earning assets	5,613	2,093	7,707	3,438	(4,882)	(1,443)
Equity Instruments	19	122	141	19	(32)	(12)
Total earning assets	5,632	2,216	7,848	3,458	(4,913)	(1,456)
Interest Expense and Similar Charges
Interest-bearing liabilities
Deposits from the Brazilian Central Bank and Deposits from credit institutions	465	976	1,442	(165)	354	189
Customer deposits	927	3,636	4,563	1,182	(1,159)	23
Marketable debt securities	609	1,383	1,992	892	(199)	693
Subordinated liabilities	350	159	509	(142)	(59)	(200)
Other interest-bearing liabilities	134	—	134	1,064	—	1,064
Total interest-bearing liabilities	2,485	6,154	8,639	2,831	(1,062)	1,768

Assets

Earning Assets – Yield Spread

The following table analyzes our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the year ended December 31,
	2014	2013	2012
	(in millions of R$, except percentages)
Average earning assets	401,940	358,881	333,166
Interest and dividends on equity securities(1)	59,146	51,298	52,754
Net interest income	27,547	28,479	31,691
Gross yield(2)	14.7%	14.3%	15.8%
Net yield(3)	6.9%	8.0%	9.5%
Yield spread(4)	4.9%	6.4%	7.9%

(1)	Total earning assets plus dividends from companies accounted for by the equity method (equity instruments).

(2)	Gross yield is the amount of “Interest and dividends on equity securities” divided by “Average earning assets.”

(3)	Net yield is the amount of “Net interest income” divided by “Average earning assets.”

(4)	Yield spread is the difference between the average rate of “Total earning asset” and the average rate of “Total interest-bearing liabilities.”

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	For the year ended December 31,
	2014	2013	2012
ROA: Return on average total assets	1.2%	1.3%	1.3%
ROE: Return on average stockholders’ equity	7.3%	7.3%	7.1%
ROE (adjusted): Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(1)	11.3%	13.1%	13.3%
Average stockholders’ equity as a percentage of average total assets	16.4%	18.5%	19.1%
Payout(2)	27.1%	44.1%	49.0%

(1)	“Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” is a non-GAAP financial measure which adjusts “Return on average stockholders’ equity” to exclude the goodwill arising from the acquisition of Banco Real in 2008. See “Item 3. Key Information—A. Selected Financial Data—Selected Consolidated Ratios” for a reconciliation of “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” to “Return on average stockholders’ equity.”

(2)	Divided payout ratio (dividends declared per share divided by net income per share).

Interest-Earning Assets (other than Loans)

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the year ended December 31,
	2014	2013	2012
Cash and balances with the Brazilian Central Bank	14.6%	15.5%	17.3%
Loans and amounts due from credit institutions	8.8%	9.7%	7.6%
Loans and advances to customers	54.2%	56.3%	56.6%
Debt instruments	22.4%	18.5%	18.5%
Total interest-earning assets	100.0%	100.0%	100.0%

Loans and amounts due from credit institutions

The following table shows our short-term funds deposited with other banks at each of the dates indicated.

	For the year ended December 31,
	2014	2013	2012
	(in millions of R$)
Time deposits	4,819	4,443	8,720
Reverse repurchase agreements	2,408	19,602	3,616
Escrow deposits	8,170	7,422	7,574
Cash and foreign currency investments	12,398	14,609	9,921
Other accounts	1,264	135	163
Total	29,059	46,212	29,993

Investment Securities

At December 31, 2014, the book value of investment securities was R$124 billion (representing 23.8% of our total assets in the period). Brazilian government securities totaled R$103 billion, or 83.7%, of our investment securities at December 31, 2014. For a discussion of how our investment securities are valued, see notes 6 and 7 to our consolidated financial statements.

The following table shows the carrying amounts of our investment securities by type and residence of the counterparty at each of the indicated dates:

	At December 31,
	2014	2013	2012
	(in millions of R$)
Debt securities
Government securities—Brazil	103,598	51,619	57,189
Debentures and promissory notes	13,428	12,134	8,866
Other debt securities	3,685	4,151	4,030
Total domestic/debt securities	120,711	67,904	70,085

Equity securities
Shares of Brazilian companies	1,339	1,124	914
Shares of foreign companies	8	149	—
Investment fund units and shares	1,601	1,726	1,718
Total equity securities	2,948	2,999	2,632
Total investment securities	123,659	70,903	72,717

As of December 31, 2014, we held no securities of single issuers or related groups of companies whose aggregate book or market value exceed 10.0% of our stockholders’ equity, other than the Brazilian government securities, which represented 135% of our stockholders’ equity. The total value of our debt securities was approximately 153% of stockholders’ equity.

The following table analyzes the maturities and weighted average yields of our debt investment securities (before impairment allowance) at December 31, 2014. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not significant.

	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total
Debt securities
Government securities—Brazil	32,183	44,607	22,690	4,118	103,598
Other debt securities	3,912	6,967	5,879	355	17,113
Total debt investment securities	36,095	51,574	28,569	4,473	120,711

(1)	The average rate for debt investment securities is 410.5%.

Loan Portfolio

At December 31, 2014, our total loans and advances to customers were R$249.1 billion (47.9% of our total assets). Net impairment losses, loans and advances to customers were R$235 billion at December 31, 2014 (45.3% of our total assets). In addition to loans, we had outstanding at December 31, 2014, 2013, 2012, 2011 and 2010, R$98.6 billion, R$100.5 billion, R$106.8 billion, R$98.6 billion and R$93.5 billion respectively, of loan commitments drawable by third parties.

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

We have a diversified loan portfolio with no specific concentration exceeding 9.4% of our total loans.

	At December 31,
	2014	2013	2012	2011	2010
	(in millions of R$)
Commercial, financial and industrial(1)	133,087	113,571	103,209	94,922	78,101
Real estate – Construction(2)	10,283	9,497	7,789	6,280	5,392
Real estate – Mortgage(2)	21,581	16,058	12,318	10,018	6,698
Installment loans to individuals(3)	81,893	84,312	83,243	76,459	60,251
Lease financing(4)	2,266	2,768	4,182	6,506	10,116
Loans and advances to customers, gross(5)	249,111	226,206	210,741	194,184	160,558
Impairment losses	(13,421)	(13,474)	(13,967)	(11,118)	(9,192)
Loans and advances to customers, net	235,690	212,732	196,773	183,066	151,366

(1)	Includes primarily loans to small and medium-size businesses, or SMEs in our Commercial Banking segment, and to GB&M, corporate and business enterprise customers in our Wholesale Global Banking segment. The principal products offered to SMEs in this category include revolving loans, overdraft facilities, installment loans, working capital and equipment finance loans. Credit approval for SMEs is based on customer income, business activity, collateral coverage and internal and external credit scoring tools. Collateral on commercial, financial and industrial lending to SMEs generally includes receivables, liens, pledges, guarantees and mortgages, with coverage generally ranging from 100.0% to 150.0% of the loan value depending on the risk profile of the loan. Our Wholesale Global Banking customers are offered a range of loan products ranging from typical corporate banking products (installment loans, working capital and equipment finance loans) to more sophisticated products (derivative and capital markets transactions). As Wholesale Global Banking customers tend to be larger businesses, credit approval is based on customer credit quality as evaluated by a specialized team of risk analysts taking account of, among other things, business revenues and credit history of each customer. Underwriting policies for this category of loan to our Wholesale Global Banking customers are focused on the type of guarantee or collateral provided. Certain loans (BNDES products) are generally secured by liens on financed machinery and equipment, though guarantees may be provided as additional security.

(2)	Includes loans on residential real estate to individuals. Credit approval policies in this category are determined by reference to the type of lending product being offered, the type and location of the real estate, the revenue or income of the business or customer, respectively, requesting the loan and internal and external credit scoring information. All loans granted under this category are secured by the financed real estate. Loan-to-value ratios for loans in this category are generally limited to 80.0% and the average loan to value ratio for new loans is approximately between 54.0% and 60.0%. Moreover, real estate also includes construction loans made principally to real estate developers that are SMEs and corporate customers in our Wholesale Global Banking Segment. Loans in this category are generally secured by mortgages and receivables, though guarantees may be provided as additional security.

(3)	Consists primarily of unsecured personal installment loans (including loans the payments for which are automatically deducted from a customer’s payroll), revolving loans, overdraft facilities, consumer finance facilities and credit cards. Credit approval in this category is based on individual income, debt-to-income ratio and internal and external credit scoring models. Credit approval for many of these types of loans is based on automatic scoring models, with pre-set lending limits based on credit scores. For example, the maximum lending amount on revolving loans and overdraft facilities may vary from between 60.0% to 240.0% of an individual’s monthly income, depending on the specific product and credit score of the individual.

(4)	Includes primarily automobile leases and loans to individuals. Credit approval is based both on an automatic scoring model using external credit scores and on evaluation by our branch personnel following our risk management policies. The vehicle financed acts as collateral for the particular loan granted.

(5)	Includes the debit balances (financial assets) of all the credit and loans granted by us, including money market operations through central counterparties, except for credit of any nature in the name of credit institutions or those represented by securities.

Maturity

The following table sets forth an analysis by maturity of our loans and advances to customers by type of loans on December 31, 2014.

	Maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total Loans	Balance	% of Total Loans	Balance	% of Total Loans	Balance	% of Total Loans
	(in millions of R$, except percentages)
Commercial, financial and industrial	93,989	62.3	35,343	44.2	3,756	20.6	133,087	53.4
Real estate	6,299	4.2	12,099	15.1	13,467	73.9	31,865	12.9
Installment loans to individuals	49,449	33.2	31,454	39.3	990	5.4	81,893	33.2
Lease financing	1,216	0.8	1,044	1.3	5	0.0	2,266	0.9
Loans and advances to customers, gross	150,954	100.0	79,940	100.0	18,218	100.0	249,111	100.0

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans by maturity at December 31, 2014.

	Fixed and variable rate loans with maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of R$, except percentages)
Fixed rate	110,542	73.2	58,429	73.1	3,679	20.2	172,649	69.3
Variable rate	40,412	26.8	21,511	26.9	14,539	79.8	76,462	30.7
Total	150,954	100.0	79,940	100.0	18,218	100.0	249,111	100.0

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

	At December 31,
	2014		2013		2012
	Balance	% of Total Assets	Balance	% of Total Assets	Balance	% of Total Assets
	(in millions of R$, except percentages)
OECD countries(1)
Austria	36	—	481	0.1	664	0.2
Spain	217	—	629	0.1	—	—
United States	8,094	1.6	3,383	0.7	3,606	0.9
Netherlands	12,556	2.4	8,990	2.0	6,439	1.5
Other OECD countries(2)	626	0.1	1,940	0.4	229	0.1
Total OECD	21,529	4.1	15,423	3.4	10,938	2.6

	At December 31,
	2014		2013		2012
	Balance	% of Total Assets	Balance	% of Total Assets	Balance	% of Total Assets
	(in millions of R$, except percentages)
Non-OECD countries
Latin American countries(2)	128	—	667	0.1	29	—
Cayman Islands	825	0.2	1,093	0.2	3,320	0.8
Other(2)	267	0.1	730	0.2	298	0.1
Total non-OECD	1,220	0.2	2,490	0.5	3,647	0.9
Total	22,749	4.4	17,913	4.0	14,585	3.5

(1)	The Organization for Economic Cooperation and Development.

(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

The following table presents the amounts of our cross-border outstandings at December 31, 2014, 2013 and 2012 by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

	Government	Banks and Other Financial Institutions	Commercial and Industrial	Other Loans	Total
	(in millions of R$)
2012
United States	203	3,336	67	—	3,606
Netherlands	—	10	6,429	—	6,439
Cayman Islands	—	—	3,100	220	3,320
Total	203	3,346	9,596	220	13,365

2013
United States	—	2,350	647	—	2,997
Netherlands	—	33	8,956	—	8,989
Cayman Islands	—	—	304	503	807
Total	—	2,383	9,907	503	12,793

2014
United States	—	8,023	71	—	8,094
Netherlands	—	21	12,535	—	12,556
Cayman Islands	—	—	510	53	563
Total	—	8,044	13,116	53	21,213

Movements in Allowances for Impairment Losses

The following tables analyze movements in our allowances for impairment losses for the periods indicated. For further discussion of movements in the allowances for impairment losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013—Impairment Losses on Financial Assets (Net)” and “—Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012—Impairment Losses on Financial Assets (Net).”

	At December 31,
	2014	2013	2012	2011	2010
	(in millions of R$)
Balance at beginning of year	13,641	14,042	11,180	9,192	10,070
Impairment losses charged to income for the year	12,049	14,356	18,004	11,191	9,051
Write-off of impaired balances against recorded impairment allowance	(12,126)	(14,757)	(15,142)	(9,203)	(9,929)
Balance at end of year	13,563	13,641	14,042	11,180	9,192

	At December 31,
	2014	2013	2012	2011	2010
	(in millions of R$)
Of which:
Loans and advances to customers	13,421	13,473	13,967	11,118	9,192
Loans and amounts due from credit institutions	142	168	75	62	—
Recoveries of loans previously written off(1)	855	456	1,528	1,809	818

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

The table below shows a breakdown of recoveries, net provisions and write-offs against credit loss allowance by type of borrower for the periods indicated.

	At December 31,
	2014	2013	2012	2011	2010
	(in millions of R$)
Recoveries of loans previously written off(1)	855	456	1,528	1,809	818
Commercial, financial and industrial	185	122	456	353	88
Real estate	81	78	64	65	69
Installment loans to individuals	560	215	960	1,331	635
Lease finance	29	41	48	60	26
Impairment losses charged to income for the year(1)	12,049	14,356	18,004	11,191	9,051
Commercial, financial and industrial	4,875	5,186	5,776	2,943	3,098
Real estate – mortgage	38	126	149	98	71
Installment loans to individuals	6,867	8,803	11,795	7,972	5,780
Lease finance	268	241	284	178	102
Write-off of impaired balances against recorded impairment allowance	(12,126)	(14,757)	(15,142)	(9,203)	(9,929)
Commercial, financial and industrial	(4,494)	(3,195)	(4,992)	(2,470)	(3,209)
Real estate	(97)	(177)	(48)	(37)	(42)
Installment loans to individuals	(7,337)	(11,093)	(9,855)	(6,484)	(6,509)
Lease finance	(199)	(292)	(247)	(212)	(169)

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

The table below shows a breakdown of allowances for credit losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated.

	At December 31,
	2014	% of Total Loans	2013	% of Total Loans	2012	% of Total Loans
	(in millions of R$, except percentages)
Borrowers
Commercial, financial and industrial	6,906	50.9	6,524	50.2	4,532	49.0
Real estate	170	1.3	229	11.3	281	9.5
Installment loans to individuals	6,275	46.3	6,745	37.3	9,035	39.5
Lease financing	212	1.6	143	1.2	194	1.9
Total	13,563	100.0	13,641	100.0	14,042	100.0

Renegotiation Portfolio

The renegotiation portfolio for the year ended on December 31, 2014 amounted to R$13.9 billion compared to R$14 billion for the same period in 2013, a decrease of R$92 million or 0.7%, This portfolio includes credit contracts that were extended and/or modified to facilitate repayment under conditions agreed upon with customers, including renegotiated loans and advances to customers previously classified as write-offs.

The renegotiation portfolio was covered by allowances for impairment losses of 50.7% at December 31, 2014 and 50.3% at December 31, 2013. These levels are considered appropriate for the characteristics of these loans and advances to customers.

The following table presents a breakdown of our managerial renegotiation portfolio by type of customer, allowances for impairment losses and our coverage ratio at the dates indicated:

	2014	2013
	(in millions of R$, except percentages)
Renegotiation Portfolio by type of customer
Commercial, financial and industrial	6,368	6,497
Real Estate	—	1
Installment loans to individuals	7,093	7,042
Financial Leasing	457	470
Total	13,918	14,010
Allowances for impairment losses	7,051	7,049
Coverage ratio	50.7%	50.3%

Balances are deemed to be impaired when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts on the dates indicated in the loan agreement, after taking into account the collateral guarantees received to secure (fully or partially) collection of the related balances.

Impaired Assets

The following table shows our impaired assets, excluding country risk.

	At December 31,
	2014	2013	2012	2011	2010
	(in millions of R$, except percentages)
Impaired assets
Past due and other impaired assets(1)	14,011	14,022	16,057	13,073	9,348
Impaired assets as a percentage of total loans	5.7%	6.2%	7.6%	6.7%	5.8%
Net loan charge-offs as a percentage of total loans	4.9%	6.5%	7.2%	4.7%	6.2%
Net loan charge-offs as a percentage of average total loans	5.3%	6.8%	7.5%	5.2%	6.7%

(1)	Includes at December 31, 2014, R$3,959 million of doubtful loans (2013 – R$1,744 million, 2012 – R$1,087 million, 2011 – R$689 million and 2010 – R$927 million) that were not past-due.

Evolution of Impaired Assets

Our impaired assets decreased by 0.08%, or R$11 million, to R$14.011 billion on December 31, 2014 compared to R$14.022 billion on December 31, 2013. Provisions for impairment losses, including total revenue recovery, decreased 0.57%, or R$77 million, to R$13,563 billion on December 31, 2014 compared to R$13.641 billion on December 31, 2013. Offsetting these effects were recoveries of R$855 million on loans previously written off on December 31, 2014 and R$456 million on December 31, 2013.

The following table shows the changes in our impaired assets at the dates indicated:

	At December 31,
	2014	2013	2012	2011	2010
	(in millions of R$)
Balance at beginning of year	14,022	16,057	13,073	9,348	9,900
Net additions	12,116	12,722	18,126	12,928	9,377
Write-offs	(12,126)	(14,757)	(15,142)	(9,203)	(9,929)
Balance at end of year	14,011	14,022	16,057	13,073	9,348

Impaired Assets by Type of Customer

The following table shows the changes in our impaired assets by type of customers at the dates indicated:

	At December 31,
	2014	2013
	(in millions of R$)
Commercial, financial and industrial	6,737	6,410
Real estate	375	316
Installment loans to individuals	6,839	7,167
Lease financing	60	129
Total	14,011	14,022

Commercial, Financial and Industrial

Impaired assets in the portfolio of commercial, financial and industrial loans amounted to R$6,737 million on December 31, 2014, an increase of R$327 million, or 5.1%, compared to 2013. The increase in impaired assets in this portfolio was mainly caused by the slowdown in the Brazilian economy, for which the GDP was below initial expectations. In 2014, the Brazilian economy was negatively impacted by the measures adopted by the Brazilian government: the Brazilian Central Bank raised the SELIC rate from 10% on December 31, 2013 to 11.75% on December 31, 2014 in response to inflation during the year and also to mitigate the devaluation of the Brazilian currency as a consequence of the uncertainties in Brazil’s situation. Trends observed in 2014 were consistent with the trend observed in 2013, when government measures aimed to control inflation also led to increases in production costs and adversely affected the ability of our industrial customers to honor their debts. Despite the increase in impaired assets, the default rates continued to decrease in 2014. This behavior was mainly due to the measures adopted by Santander Brasil since late 2012, primarily related to the reassessment of limits for loans with higher collateral requirements and to the review of collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts. These and other actions helped improve the quality of this credit portfolio.

Real Estate

Impaired assets in the real estate lending portfolio totaled R$375 million on December 31, 2014, an increase of R$59 million, or 18.6%, compared to 2013. The increase in impaired assets was primarily due to the growth of this credit portfolio, which grew by 24.7% in 2014. Notwithstanding the increase in impaired assets, the default rate in the real estate lending portfolio reached 1.17% on December 31, 2014, a decrease of 6 basis points compared to December 31, 2013. In general, the decrease in the default rate was mainly due to the improvement in the quality of this loan portfolio, as a consequence of the change in our portfolio mix since late 2012, with an increased share of secured mortgage loans, which we consider a strategic product due to the lower risk of default.

Installment loans to individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$6,839 million on December 31, 2014, with a reduction of 4.8%, or R$328 million, compared to 2013. The decrease in impaired assets reflects the measures adopted by Santander Brasil since late 2012 to manage default rates in this portfolio, which included the adaptation of credit limits for new customers, the development of new loan models with “predictive scoring” enhancements and recovery campaigns to offer to delinquent customers loan terms adjustments to help them meet their payment obligations. Although the Brazilian economy continues presenting an unfavorable outlook for growth, low unemployment levels and a continued rise in real income have contributed positively to the reduction in default rates in this portfolio.

Financial Leasing

Impaired assets in the financial leasing lending portfolio totaled R$60 million on December 31, 2014, with a reduction of 46%, or R$68 million, compared to the same period last year, primarily due to the reduction in lending in this portfolio, in line with the market trend of decreased automobile financing to individuals. This trend was also observed in 2013, when impaired assets in the financial leasing lending portfolio decreased 48.2%, or R$120 million, compared to the same period in 2012.

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

In addition to PD, we manage our loan portfolio by granting loans to borrowers who have higher volumes of guarantees relating to the loans and also maximizes Santander Brasil’s loan recovery. These and other actions combined are responsible for ensuring the adequacy of the LGD parameters (loss resulting from the event of default by the borrower to honor the principal and/or interest payments).

LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of delinquency.

The methodology for impairment losses also considers the loss identification period (LIP), that is, the time period between the occurrence of a loss event and the identification of objective evidence of this loss by Santander Brasil. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of this loss.

Prior to writing off past due loans (which is only done after we have completed all recovery efforts), we record provisions for the remaining balance of the loan so our allowance for impairment losses fully covers our losses. Thus, we understand that our allowance for impairment loss methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

Finally, loans originated in 2014 and 2013 have a higher proportion of loans with a higher level of collateral or other credit enhancements as required pursuant to our updated underwriting standards, which therefore requires a lower level of provisioning.

Loans past due for less than 90 days but not classified as impaired

The following table shows the loans past due for less than 90 days but not classified as impaired at the dates indicated:

	At December 31,
	2014	% of total	2013	% of total
	(in millions of R$, except percentages)
Commercial, financial and industrial	4,580	45.5	5,208	44.0
Mortgage loans	6,096	23.2	6,841	23.7
Installment loans to individuals	8,974	30.9	9,651	31.2
Lease financing	93	0.5	231	1.1
Total (*)	19,743	100.0	21,933	100.0

(*)	Refers only to loans past due between 1 and 90 days.

Impaired Asset Ratios

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated.

	At December 31,
	2014	2013	2012	2011	2010
	(in millions of R$ except percentages)
Computable credit risk(1)	288,445	257,420	238,807	216,756	183,121
Impaired assets	14,011	14,022	16,057	13,073	9,348
Allowances for impairment losses	13,563	13,641	14,042	11,180	9,192
Ratios
Impaired assets to computable credit risk	4.9%	5.4%	6.7%	6.0%	5.1%
Coverage ratio(2)	96.8%	97.3%	87.3%	85.5%	98.3%
Net Expenses	(11,194)	(13,900)	(16,476)	(9,382)	(8,233)
Other financial instruments not measured at fair value	—	(218)	—	—	(0.9)
Total net expenses	(11,194)	(14,118)	(16,476)	(9,382)	(8,234)

(1)	Computable credit risk is a non-GAAP financial measure. Computable credit risk is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and documentary credits.

(2)	Allowances for impairment losses as a percentage of impaired assets.

Non-current assets held for sale

The following table shows the movement in non-current assets held for sale at the dates indicated.

	At December 31,
	2014	2013	2012
	(in millions of R$, except percentages)
Balance at beginning of year	324	315	223
Foreclosures loans and other assets transferred	757	51	113
Sales	(103)	(42)	(30)
Others	—	—	9
Final balance, gross	978	324	315
Impairment losses	(48)	(50)	(149)
Impairment as a percentage of foreclosed assets	4.9%	15.3%	47.5%
Balance at end of year	930	275	166

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits.

The following tables analyze our deposits at the dates indicated.

	At December 31,
	2014	2013	2012
	(in millions of R$)
Deposits from central banks and credit institutions
Time deposits	42,045	30,510	26,077
Demand deposits	162	251	48
Repurchase agreements	21,468	3,271	8,949
of which:
Backed operations with Private Securities(1)	961	373	559
Backed operations with Public Securities	20,507	2,898	8,390
Total deposits of the Brazilian Central Bank and Credit Institutions	63,674	34,032	35,074
Customer deposits
Current accounts	15,507	15,585	13,585
Savings accounts	37,939	33,589	26,857
Time deposits	91,552	81,350	84,586
Repurchase agreements	75,645	69,632	63,567
of which:
Backed operations with Private Securities(1)	46,699	41,853	35,736
Backed operations with Public Securities(1)	28,946	27,779	27,831
Total Customer deposits	220,644	200,156	188,595
Total deposits	284,318	234,188	223,669

(1)	Refers primarily to repurchase agreements backed by debentures of own issue.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of U$100,000 or more at the dates indicated. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	At December 31, 2014
	Domestic	International
	(in millions of R$)
Under 3 months	2,631	6,617
3 to 6 months	24,994	1,162
6 to 12 months	2,738	561
Over 12 months	5,374	73
Total	35,737	8,413

Short-Term Borrowings

The following table shows our short-term borrowings consisting of government securities that we sold under agreements to repurchase for purpose of funding our operations.

	For the year ended December 31,
	2014		2013		2012
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase
At December 31	97,113	10.7%	72,879	10.8%	72,516	10.6%
Average during the period	80,337	10.7%	77,241	10.7%	70,723	11.1%
Maximum month-end balance	96,844		84,004		75,759
Total short-term borrowings at year end	97,113		72,879		72,516

4C. Organizational Structure

Santander Group controls Santander Brasil directly and indirectly through Santander Spain, Sterrebeeck B.V. (“Sterrebeeck”), Grupo Empresarial Santander, S.L. (“GES”) and Santander Insurance Holding, S.L., which are controlled subsidiaries. As of December 31, 2014, Santander Spain held, directly and indirectly, 88.3% of our voting stock (not including the shares held by Banco Madesant - Sociedade Unipessoal).

Santander Spain ended December 2014 as the largest bank in the euro zone, with a market capitalization of €88,041 million. As of December 31, 2014, Santander Spain’s attributable profit totaled €5,816 million, 39.3% higher than the previous year, and shareholder dividends were €0.60 per share. The Santander Group operates principally in Spain, the United Kingdom, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products. In Latin America, the Santander Group has majority shareholdings in financial institutions in Argentina, Brazil, Chile, Mexico, Peru, Puerto Rico and Uruguay. As of December 31, 2014, Santander Brasil contributed 19.0% of the profit attributable to the Santander Group.

The following table presents the name, country of incorporation or residence and proportion of ownership interest of our main subsidiaries in accordance with the criteria for consolidation pursuant to IFRS:

		Country of	Ownership Interest
	Activity	Incorporation	Direct	Indirect
Direct and Indirect subsidiaries of Banco Santander (Brasil) S.A.
Banco Bandepe S.A.	Bank	Brazil	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	78.57%	99.99%
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	Brazil	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Buying club	Brazil	100.00%	100.00%
Santander Microcrédito Assessoria Financeira S.A.	Microcredit	Brazil	100.00%	100.00%
Santander Brasil Advisory Services S.A.	Other Activities	Brazil	96.52%	96.52%
Santander Securities Services Brasil DTVM S.A.	Dealer	Brazil	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	Brazil	99.99%	100.00%
Santander Participações S.A.	Holding	Brazil	100.00%	100.00%
GetNet Adquirência e Serviços para Meios de Pagamento S.A.	Other Activities	Brazil	88.5%	88.5%
Sancap Investimentos e Participações S.A.	Holding	Brazil	100.00%	100.00%
Mantiq Investimentos Ltda.	Other Activities	Brazil	100.00%	100.00%
Santander Brasil, EFC	Financial	Spain	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance Broker	Brazil	60.65%	60.65%

		Country of	Ownership Interest
	Activity	Incorporation	Direct	Indirect
Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	Brazil	—	100.00%
Evidence Previdência S.A.	Holding	Brazil	—	100.00%
Controlled by Santander Serviços S.A.
Webcasas S.A.	Other Activities	Brazil	—	100.00%
Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos Ltda.	Other Activities		—	50.00%
Controlled by SGS GetNet
Auttar HUT Processamento de Dados Ltda.	Other Activities	Brazil	—	100.00%
Go Pay Comércio e Serviços de Tecnologia da Informação Ltda.	Other Activities	Brazil	—	100.00%
Integry Tecnologia e Serviços A.H.U Ltda.	Other Activities	Brazil	—	100.00%
Toque Fale Serviços de Telemarketing Ltda.	Other Activities	Brazil	—	100.00%
Transacciones Eletrónicas Pos Móvil S.A.	Other Activities	Brazil	—	100.00%
iZettle do Brasil Meios de Pagamento S.A.	Other Activities	Brazil	—	50.0%
Brazil Foreign Diversified Payment Rights Finance Company(a)	Securitization	Cayman Islands	—	(a	)
Santander FIC FI Contract I Referenciado DI(a)	Investment Fund	Brazil	—	(a	)
Santander Fundo de Investimento Unix Multimercado Crédito Privado(a)	Investment Fund	Brazil	—	(a	)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior(a)	Investment Fund	Brazil	—	(a	)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior(a)	Investment Fund	Brazil	—	(a	)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado(a)	Investment Fund	Brazil	—	(a	)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior(a)	Investment Fund	Brazil	—	(a	)
Santander Fundo de Investimento Financial Curto Prazo(a)	Investment Fund	Brazil	—	(a	)
Santander Fundo de Investimento Capitalization Renda Fixa(a)	Investment Fund	Brazil	—	(a	)
Santander Paraty QIF PLC(a)	Investment Fund	Brazil	—	(a	)

(a)	Company over which effective control is exercised, according to IFRS 10 - Consolidated Financial Statements, and there is no ownership interest.

4D. Property, Plant and Equipment

We operate four major administrative operational centers, all of which are owned properties. Additionally, we own 430 properties for the activities of our banking network and rent 1,650 properties for the same purpose. Furthermore, in 2014, we opened and concluded the migration of our operation to the new data center located in Campinas, which also is an owned property. For further information about the location of our branches, see “—Item 4. Information on the Company—B. Business Overview—Distribution Network.” Our headquarters are located at Av. Presidente Juscelino Kubitschek, 2,041 and 2,235 (Torre São Paulo)–Bloco A, Vila Olímpia, São Paulo, State of São Paulo, Brazil.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A. Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 and the related notes thereto, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors,” and other factors discussed elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2014, 2013 and 2012, prepared in accordance with IFRS and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements.”

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

In 2013, the pace of economic growth remained slow (with GDP growth of 2.3%), while the credit quality in Brazil had improved, especially in lending to individuals. The delinquency ratio decreased, in a reversal from the trend of an increasing delinquency ratio in 2012 as compared to 2011, reaching 3.0% as of December 31, 2013 as compared to 3.7% in 2012, and unemployment reached historically low rates. GDP growth in 2014 was 0.1%.

Other Factors Affecting Our Financial Condition and Results of Operations

As a Brazilian bank, we are significantly affected by the general economic environment in Brazil. The following table presents key data of the Brazilian economy for the periods indicated:

	For the year ended December 31,
	2014	2013	2012
GDP growth(1)	0.1%	2.7%	1.8%
CDI rate(2)	10.8%	8.0%	8.4%
TJLP(3)	5.0%	5.0%	5.7%
SELIC rate(4)	11.75%	10.0%	7.25%
Increase (decrease) in real value against the U.S. dollar	13.4%	14.6%	8.9%
Selling exchange rate (at period end) R$ per U.S.$1.00	2.66	2.34	2.04
Average exchange rate R$ per U.S.$1.00(5)	2.36	2.17	1.95
Inflation (IGP-M)(6)	3.7%	5.5%	7.8%
Inflation (IPCA)(7)	6.41%	5.9%	5.8%

Sources: BNDES, Brazilian Central Bank, FGV and IBGE.

(1)	Revised series. Source: IBGE.

(2)	The overnight interbank deposit rate (Certificado de Depósito Interbancário), or “CDI” is the average daily interbank deposit rate in Brazil (at the end of each month and annually).

(3)	Represents the interest rate applied by the BNDES for long-term financing (at the end of the period).

(4)	The benchmark interest rate payable to holders of some securities, such as treasury financial letters, issued by the Brazilian government and traded on the SELIC.

(5)	Average of the selling exchange rate for the last day of each month during the period.

(6)	The inflation rate is the general index of market prices (Índice Geral de Preços-Mercado, or “IGP-M”), as calculated by FGV.

(7)	The inflation rate is the consumer price index (Índice de Preços ao Consumidor – Amplo, or “IPCA”), as calculated by the IBGE.

Interest Rates

The normalization of local liquidity conditions and inflationary pressure in 2010 led the Brazilian Central Bank to raise rates by 375 basis points between April 2010 and July 2011, when the SELIC reached 12.50%. Nevertheless, the persistence of uncertainty in international markets and the first signs of a slowdown in domestic activity led the Brazilian Central Bank to resume monetary easing in August 2011. Thus, the SELIC rate was cut by 525 basis points between August 2011 and December 2012. On October 10, 2012 the SELIC rate reached an annual rate of 7.25%, the lowest level in history. In 2013, the Brazilian Central Bank began a monetary tightening cycle due to rising inflation in the 6% range, the depreciation of the real, and a perception of the recovery of certain economic activity. The SELIC rate was increased by 275 basis points, reaching 10% on November 27, 2013 at the last monetary policy committee meeting of the year. The SELIC rate continued to increase in 2014, reaching 11.75% in December, 2014. On January 21, 2015, the SELIC rate was increased to 12.25%, reaching 12.75% on March 3, 2015. In April 2015, the SELIC rate was 13.25%.

The following table presents the low, high, average and period-end SELIC rate since 2010, as reported by the Brazilian Central Bank:

	Low	High(1)	Average(2)	Period-End
Year
2010	8.75	10.75	10.00	10.75
2011	11.00	12.50	11.71	11.00
2012	7.25	10.50	8.46	7.25
2013	7.25	10.00	8.44	10.00
2014	10.00	11.75	11.02	11.75

(1)	Highest month-end rate.

(2)	Average of month-end rates during the period.

Our assets are predominantly fixed rate and our liabilities are predominantly floating. The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements. As of December 31, 2014, a 100 basis point increase in the yield curve would have resulted in a R$490 million decline in the net interest income over a one-year period.

Credit Volume and Quality

Between 2010 and 2011, outstanding credit in Brazil increased 20% on average, the household debt burden (defined as the percentage of monthly available family income owed to service debt) was 20.2% in this same period, and by the end of 2011 non-performing loans to individuals represented 7.7%. In 2012, with the economic activity slowdown, the household debt burden increased to 22.5%, and the level of non-performing loans to individuals increased to 8.0%, resulting in a deceleration of the annual growth of outstanding credit, to 16.4%. The slowdown in credit growth continued through 2013 and 2014, even with a remarkable expansion of credit supply by state-owned banks. The total outstanding credit increased 14.6% and 11.3% in 2013 and 2014, respectively. The level of non-performing loans to individuals decreased to 6.5%, and the household debt burden decreased to 21.2% at the end of the year.

The total outstanding credit to GDP ratio increased from 35.4% in December 2007 to 58.9% in December 2014. Although this is one of the highest levels ever achieved by Brazil, it is still low compared to other economies.

	2014	2013	2012
	(in billions of R$)
Total Credit Outstanding (*)	3,022	2,715	2, 368
Earmarked credit	1,443	1,207	969
Non-earmarked based credit	1,579	1,508	1,399
of which:
Corporate	793	763	706
Individuals (retail)	786	745	693

(*) Some figures may be subject to revision by the Brazilian Central Bank.

Source: Brazilian Central Bank.

Foreign Exchange Rates

Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments. In 2014, we recorded foreign exchange losses of R$3,636 billion. In 2013 and 2012, we recorded foreign exchange gains of R$551 million and R$378 million, respectively. These results are due to the variation of the U.S. dollar against the real on our assets and liabilities positions in U.S. dollar denominated instruments during these years. These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure. Such losses and gains are recorded under “Exchange differences (net).”

The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Most recently, the real was R$1.566 per U.S.$1.00 in August 2008. Primarily as a result of the crisis in the global financial markets, the real depreciated 31.9% against the U.S. dollar, reaching R$2.337 per U.S.$1.00 at year end 2008. In 2009 and 2010, the real appreciated against the U.S. dollar and reaching R$1.666 per U.S.$1.00 at year end 2010. During 2011 the real depreciated and on December 31, 2011 the exchange rate was R$1.876 per U.S.$1.00. During 2012, 2013 and 2014, the real continued to depreciate and on December 31, 2014, the exchange rate was R$2.656 per U.S.$1.00.

Inflation

The adoption of inflation targeting in 1999 resulted in a significant reduction in inflation rates in Brazil (measured by the IPCA, Consumer Price Index, the official inflation rate provided by the IBGE). In recent years, inflation has been oscillating around the target, which is set by the CMN. The target, which is still in effect, has been set at 4.5% since 2005 with a tolerance interval of 2% above and below this target.

The 2008 global financial crisis contributed to the containment of inflation in 2009. However, a recovery in domestic demand and commodity price increases contributed to an increase in the rate of inflation to 5.9% in 2010. In 2011, consumer price inflation increased to 6.5%, driven by a 9% increase in the price of services. In 2012, consumer price inflation showed a mild reduction to 5.8%, mainly due to the impact of reductions in the taxes applicable to durable goods. The inflation rate was 5.9% in 2013 due to inflation in the price of services of 8.7% combined with strong inflation in the price of food of 8.5%, which was partially offset by low inflation in certain price-regulated sectors, such as urban transport fares and electricity and telecommunication tariffs. However, in 2014, regulated prices inflation increased, bringing the overall rate of consumer inflation to 6.4%. In early 2015, as a result of inertia, the impact of adjustment of tariffs and the pass through, the inflation rate reached a level of 7.7% for the twelve-month period ending February 2015, the highest on record since May 2005 and well above the Brazilian Central Bank’s inflation target of 4.5%.

Reserve and Lending Requirements

The requirements set by the Brazilian Central Bank for reserves and credit has a significant impact on the operational results of the financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our operational results by limiting or expanding the amounts available for commercial credit transactions.

During 2014, the reserve requirement for demand deposits increased from 44% to 45%.

In addition, reserve requirements for time deposits that do not bear interest changed to 60%. According to the current rule, starting in August 2015 the entire reserve requirement for deposits will bear interest.

The table below shows the requirements for reserves and credit to which we are subject for each financing category:

Product	At December 31, 2013	At December 31, 2014	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	34.0%	34.0%	Loans	Cap rate: 6.5% p.a.
Microcredit loans(2)	2.0%	2.0%	Loans	Cap rate: 2.0% p.m.
Reserve requirements	44.0%	45.0%	Cash	Zero
Additional reserve requirements	0.0%	0.0%	Cash	SELIC
Free funding(3)	20.0%	19.0%

Savings accounts
Mortgage loans	65.0%	65.0%	Loans	Cap of TR + 12.0% p.a.
				TR + 6.17% p.a., or TR + 70.0% of the target
Reserve requirements(4)	20.0%	20.0%	Cash	SELIC
Additional reserve requirements	10.0%	10.0%	Cash	SELIC
Free funding(3)	5.0%	5.0%

Time deposits
Reserve requirements	20.0%	20.0%
In cash or other instruments(5)	5.4%	12.0%	Cash or other instruments	Zero for Cash
In cash	14.6%	8.0%	Cash	SELIC
Additional reserve requirements	11.0%	11.0%	Cash	SELIC
Free funding(3)	69.0%	69.0%

(1)	Rural credits are credits granted to farmers in the amount of R$5 billion and R$6.2 billion on December 31, 2013 and December 31, 2014, respectively.

(2)	Micro-credit is a credit granted to very small businesses, with an open position of R$268 million and R$287.6 million on December 31, 2013 and December 31, 2014, respectively.

(3)	Interest-free financing is the amount to be used on a free of interest basis for other purposes in each financing category.

(4)	Upon publication of Circular No. 3,596/2012, the rule for calculation of the interest received on deposit reserves in savings accounts requirements was changed. As of May 31, 2012, whenever the SELIC rate target was lower than or equal to 8.5% per year, Cap TR + 70.0% of the SELIC target was used, otherwise the former rule was used, i.e. Cap TR + 6.17% per year.

(5)	Other instruments include motorcycle and vehicles financing, working capital and certain assets (mainly loan portfolios and Treasury Bills) from eligible financial institutions in accordance with Circular 3,569 of December 2011.

Taxes

See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Taxation.”

Hedging in Foreign Investments

We operate a branch in the Cayman Islands and a subsidiary named Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander EFC” (an independent wholly-owned subsidiary in Spain) which is used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the real on foreign investments is non-

taxable. This tax treatment results in volatility of the income tax line item in our income statement. This asymmetry is offset through a derivative position in U.S. dollar futures, which generates gains or losses dependent of any devaluation or appreciation of the real, which is our strategy to protect our after-tax results. The reconciliation of our effective tax rate to the statutory tax rate is set forth in note 23b to our consolidated financial statements as of and for the year ended December 31, 2014.

Goodwill of Banco Real

We generated goodwill of R$27 billion as a result of our acquisition of Banco Real in 2008. Under IFRS, we are required to analyze goodwill for impairment at least annually or whenever there are indications of impairment. In 2014, 2013 and 2012, the recoverable goodwill amounts are determined from “value in use” calculations. For this purpose, we estimate cash flow for a period of five years. We prepare cash flow estimates considering several factors, including: (i) macroeconomic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate of, and long-term adjustments to, cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by an independent research company, which is reviewed and approved by the board of directors. Therefore, amortization of goodwill related to tax generates a permanent difference and no record of the deferred tax liability.

	2014	2013	2012
	(Value in use: cash flows)
Main Assumptions
Basis of valuation
Period of the projections of cash flows(1)	5 years	5 years	10 years
Growth rate(2)	7.0%	7.0%	6.0%
Discount rate(3)	14.4%	14.8%	15.0%

(1)	The projections of cash flow are prepared using internal budget and growth plans of management based on historical data, market expectations and conditions such as industry growth, interest rates and inflation.

(2)	The growth rate is calculated based on a real growth rate of 2% p.a. plus annual long-term inflation.

(3)	The discount rate is calculated based on the capital asset pricing model.

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

Factors Affecting the Comparability of Our Results of Operations

Plans to Optimize our Capital Structure

On September 26, 2013, we announced that, in order to optimize our capital structure, our board of directors submitted a proposal to optimize the composition of Santander Brasil’s regulatory capital to the shareholders for their approval (“PR Optimization Plan”). The aim was to establish a more efficient capital structure, consistent with recent capital rules and aligned with our business strategy and asset growth plan. The PR Optimization Plan was composed of the following items: (i) an equity distribution to the shareholders of Santander Brasil in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Santander Brasil’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents of reais.

Equity Distribution

On November 1, 2013, the proposal for an equity distribution to shareholders was approved at a Shareholders’ Meeting. In January 2014, the conditions for us to be able to effect the equity distribution (i.e., end of the period of opposition from unsecured creditors, approval by the Brazilian Central Bank and filing of the minutes of the meeting at the JUCESP) were satisfied. The equity distribution to shareholders occurred on January 29, 2014, and our shares and Units have been traded ex-rights to the equity distribution since January 15, 2014.

Issuance of Notes

On January 14, 2014 the board of directors approved the issuance of U.S. Dollars – denominated notes outside of Brazil in an amount of R$6 billion (the “Notes”). The issuance of the Notes occurred on January 29, 2014. The specific characteristics of the Notes issued to compose the Tier I capital are:

•	Notional value: US$1.247 billion, equivalent to R$3 billion;

•	Interest rate: 7.375% p.a.;

•	Maturity: The Tier I Notes shall be perpetual;

•	Frequency of interest payment: interest will be paid quarterly from April 29, 2014;

•	Discretion: Santander Brasil can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; and

•	Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments.

The specific characteristics of the Notes issued to form the Tier II capital are:

•	Notional value: US$1.247 billion, equivalent to R$3 billion;

•	Interest rate: 6.0% p.a.;

•	Maturity: the Tier II Notes will mature on January 29, 2024; and

•	Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Brazilian Central Bank approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Shares and Reverse Share Split (Inplit)

With the purpose of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing the transaction costs thereof, our shareholders approved on March 18, 2014 (i) a bonus share issue of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which resulted in a bonus share issue of five preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of approximately R$172 million; and (ii) a reverse share split (inplit) of the totality of our common shares and preferred shares at a ratio of 1:55, so that each fifty-five common shares and fifty-five preferred shares would thereafter correspond to one common share and one preferred share, respectively. As a result, each Unit (ticker SANB11) came to be comprised of one common share and one preferred share. The bonus share issue and reverse share split were implemented on June 2, 2014.

Exchange Offer

On April 29, 2014, our indirect controlling shareholder, Santander Spain, announced its intention to launch the Brazilian Exchange Offer and the U.S. Exchange Offer. As a result of the transaction, we continued to be a listed company, although we changed from the Level 2 Segment to the traditional segment of the BM&FBOVESPA.

On June 9, 2014, an Extraordinary General Meeting was held, at which the following items were approved: (a) the exit of the Bank from the Level 2 Segment; and (b) the appointment of NM Rothschild & Sons (Brasil) Ltda. (“Rothschild”) to prepare a valuation report for the purposes of the Brazilian Exchange Offer and the U.S. Exchange Offer and the consequent exit from the Level 2 Segment.

On June 13, 2014, Santander Brasil announced to the market that the valuation report prepared by Rothschild had been duly filed on that date with (i) the CVM; (ii) the BM&FBOVESPA; and (iii) the SEC. On the same date,

Santander Brasil also announced to the market that an application for registration of the Brazilian Exchange Offer had been duly filed with the CVM on that same date.

On October 2, 2014, Santander Brasil’s board of directors issued an opinion regarding the Brazilian Exchange Offer and the U.S. Exchange Offer, and Santander Brasil filed with the SEC its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014, Santander Spain and Santander Brasil disclosed to the market an adjustment of the exchange ratio referred to in the public notice (edital) published on September 18, 2014. The exchange ratio, and consequently the amount of BDRs to which each subscription receipt was entitled, was adjusted from 0.70 BDR for each Unit, and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR for each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Santander Spain on October 16, 2014, under the “Santander Dividendo Elección” program, with a recorded date of October 17, 2014.

On October 31, 2014, Santander Brasil together with Santander Spain announced to the market the results of the Brazilian Exchange Offer and the U.S. Exchange Offer, i.e. Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Santander Brasil, thereby increasing the Santander Group stake in Santander Brasil to 88.30% (not including the shares held by Banco Madesant - Sociedade Unipessoal) of its total share capital (88.87% of its common shares and 87.71% of its preferred shares, also considering also the ADRs, representing Units acquired in the United States). As consequence of the Brazilian Exchange Offer and the U.S. Exchange Offer, Santander Brasil’s shares are no longer listed on the Level 2 Segment, and are now listed in the traditional segment of BM&FBOVESPA.

Merger of GetNet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. into GetNet Adquirencia e Serviços para Meios de Pagamento S.A.

On July 31, 2014 we completed the acquisition of the operations of GetNet, which had been announced on April 4, 2014. For further information on this transaction, please see “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Acquisition of GetNet Tecnologia em Captura e Processamento de Transações Eletrônicas H.U.A.H. S.A.”

At the Extraordinary Shareholders’ Meeting of August 31, 2014, the shareholders of the companies approved the merger of GetNet into SGS under the terms of the Merger Protocol of GetNet into SGS (the “Protocol”) dated as of August 29, 2014.

According to the Protocol, SGS received the book value of all assets, rights and obligations of GetNet totaling R$42,895, which was extinguished and succeeded by SGS GetNet in all rights and obligations via a merger of GetNet into SGS. Considering that all the shares issued by GetNet were held by SGS, no increase of the capital of SGS was made following the approval of the merger, and the net assets of GetNet were registered by SGS GetNet in its investment account.

The implementation of the GetNet merger represents an important step in the simplification, integration and consolidation of the capture and processing activities of the Santander Group’s acquiring business in Brazil. The new structure will provide a higher flexibility to manage business with a new and more complete commercial approach and increasing operational leverage with economies of scale.

The GetNet merger was made based on the balance sheet of July 31, 2014, especially prepared for purposes of the merger and any variations occurred between August 1, 2014 to August 31, 2014 were appropriated by SGS GetNet.

Sale of the Investment Fund Management and Managed Portfolio Operations

On December 17, 2013, we concluded the sale of our asset management business, by way of disposal of all of the shares of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander Brasil Asset”), a company controlled by us. The asset management activities then performed by Santander Brasil Asset were segregated into a new asset manager created for that purpose. The sales price was R$2,243 million, generating a post-tax capital gain of R$1,205 million.

We remain the administrator of the funds and in charge of distribution activities, receiving remuneration in line with market practices. As the administrator of the funds, we will continue to oversee the management of the funds, perform services related directly or indirectly to the functioning and maintenance of the funds. Additionally, we will also continue to engage in sales and distribution activities. We will not manage the funds invested or make investment decisions with respect thereto, which duties will be performed by the new asset manager.

The transaction is part of a worldwide partnership between Santander Spain and two of the world’s leading private equity companies, Warburg Pincus and General Atlantic. As part of this alliance, Santander Spain now holds 50% of a holding company called Santander Asset Management, which integrates the asset management businesses of the Santander Group in eleven countries (including Brazil), with the remaining 50% of shares in Santander Asset Management being held by Warburg Pincus and General Atlantic.

Net income derived from our asset management business amounted to R$74 million in 2011, R$55 million in 2012, and approximately R$55 million in 2013 through the date of sale.

Sale of Zurich Santander Brasil Seguros e Previdência S.A. (the new corporate name of Santander Seguros S.A.)

On October 5, 2011, we concluded the sale of all shares issued by Zurich Santander Brasil Seguros e Previdência S.A. and indirectly by Zurich Santander Brasil Seguros S.A. (the new corporate name of Santander Brasil Seguros S.A.) to the following companies: (i) Zurich Santander Insurance America S.L. (Zurich Santander), a holding company based in Spain that was 51% held by Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% held by Santander Spain, and (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS). On June 8, 2012 SUSEP approved the transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Spain), S.L., a holding company based in Spain that is 100% held by Zurich Santander and currently the owner of the shares initially transferred to Zurich Santander.

This closing effected the transfer (i) by us to Zurich Santander of 11,251,174,948 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and to Inversiones ZS of three common shares of Zurich Santander Brasil Seguros e Previdência S.A. and (ii) payment of the preliminary purchase sale price to us, amounting to a net of R$2,741,102 thousand (received on October 5, 2011). On May 10, 2013 the final purchase price was defined by the parties in the amount of R$2,744,990 thousand. On September 3, 2013, we concluded the offering of preemptive rights to shareholders, in accordance with Article 253 of Brazilian Corporate Law.

The assets of Zurich Santander Brasil Seguros e Previdência S.A., in the amount of R$24,731,463 thousand, are primarily composed of R$21,551,422 thousand in debt instruments and equity (public securities, private securities and fund units specially constituted – guarantors of benefit plans – PGBL/VGBL). The liabilities of Zurich Santander Brasil Seguros e Previdência S.A. amount to R$22,349,428 thousand, represented by R$21,278,718 thousand in liabilities for securities agreements relating to technical provision for insurance operations and pension plans. The gain recognized in this operation was R$424,292 thousand, recorded as a result of our disposal of non-current assets held for sale that were not classified as discontinued operations.

This transaction fits into the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander of all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the arrangement of the transaction, we will exclusively distribute these insurance products over the next 25 years through our branch network, with the exception of automobile insurance that is not included in the scope of the transaction. As a result of these contracts, we receive a relative payment equivalent to that received before the transaction. The operation aims to promote and strengthen our activities in the insurance market, providing a greater range of products, reaching classes of customers not currently being reached and leveraging our distribution capabilities.

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

Fair Value of Financial Instruments

We record financial assets and liabilities as financial instruments that are classified at fair value through profit or loss, available-for-sale securities, and all derivatives at fair value on the balance sheet. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique.

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

We use derivative financial instruments for both trading and non-trading activities. The principal types of derivatives used are interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross-currency swaps, equity index futures, equity options and equity swaps. The fair value of standard derivatives is calculated based on published price quotations. The fair value of over-the-counter derivatives is calculated as the sum of the expected future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets as follows:

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

To measure the impairment loss on loans individually evaluated for impairment, we consider the conditions of the borrowers, such as their economic and financial situation, level of indebtedness, ability to generate income, cash flow, management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as the characteristics of assets, such as their nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the time of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, we segregate financial assets into groups considering the characteristics and similarity of credit risk, or in other words, according to segment, the type of assets, guarantees and other factors associated such as the historical experience of impairment and other circumstances known at the time of assessment.

The impairment loss is calculated by the incurred loss method using statistical models that consider the following factors:

•	Exposure at default or “EAD” is the amount of risk exposure at the date of default by the borrower. In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

•	Probability of default or “PD” is the probability of the borrower failing to meet its principal and/or interest payment obligations. PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

•	Loss given default, or “LGD,” is the loss arising in the event of default. In addition to examining the PD, we manage our portfolio looking for loans in which the borrowers will provide higher volumes of guarantees relating to operations and who will also act to constantly strengthen the area of loan recovery. These and other actions combined are responsible for ensuring the adequacy of the LGD parameters (loss resulting from the event of default by the borrower to honor the principal and / or interest payments). The LGD calculation is based on the net charge-offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of delinquency.

•	Loss identification period, or “LIP,” is the time period between the occurrence of a loss event and the identification of an objective evidence of this loss by Santander Brasil. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of this loss.

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

The assessment of what constitutes an impairment is based on the following models:

We test goodwill for impairment on an annual basis, or more frequently if events or changes in economic circumstances, such as an adverse change in Santander Brasil’s business condition or observable market data, indicate that these assets may be impaired. The recoverable amount determination used in the impairment assessment requires prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions. Events and factors that may significantly affect the estimates include, among other things, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. If an impairment loss is recognized for goodwill, it may not be reversed in a subsequent period (as a result of the impairment test of goodwill for 2014 and 2013 the recoverable amount of the cash generating unit did not present deterioration). The recognition of impairment is applicable when significant changes occur in the main estimates used to evaluate the recoverable amounts of the cash-generating unit recoverable amount below the carrying amount. Based on the assumptions described above, no impairment of goodwill in 2014 and 2013 was identified.

Given the level of uncertainty related to these assumptions, our officers carry out sensitivity analysis using reasonably possible changes in the key assumptions on which the recoverable amount of the cash-generating units are based in order to confirm that the recoverable amounts still exceed the carrying amounts.

All debt and equity securities (other than those carried at fair value through profit or loss) are subject to impairment testing every reporting period. The carrying value is reviewed in order to determine whether an impairment loss has been incurred.

Evaluation for impairment includes both quantitative and qualitative information. For debt securities, such information includes actual and estimated incurred credit losses indicated by payment default, market data on (estimated) incurred losses and other current evidence that the issuer may not pay amounts when due. Equity securities are impaired when management believes that, based on a significant or prolonged decline of fair value below the acquisition price, there is sufficient reason to believe that the acquisition cost may not be recovered. “Significant” and “prolonged” are interpreted on a case-by-case basis for specific equity securities.

Upon impairment of either debt or equity instruments, the amount considered as effective loss is recognized in profit or loss. In addition, we did not identify any impairment of tangible assets in 2014 and 2013 (see notes 14, 13 and 12, respectively, to our audited consolidated financial statements).

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

Main Definitions:

•	The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

•	Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

•	The sponsoring entity may recognize the plan’s assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

•	Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments due to experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

•	Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

•	The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in the income statement in the lines of “Interest expense and similar charges” and “Provisions (net).”

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultant, at the end of each year to be effective for the subsequent period.

Results of Operations for the year ended December 31, 2014 Compared to the year ended December 31, 2013

Highlights

For the year ended December 31, 2014, we reported a consolidated profit for the year of R$5.7 billion, a 2.4% decrease as compared to 2013. This variation principally reflects a decrease of R$2,063 million in the results of discontinued operations (principally due to gains from the sale of Santander Brasil Asset generated in 2013, that did not occur in 2014). Disregarding the effect from discontinued operations the net profit from continuing operations increased 50.8% in 2014.

Changes in our default rates were in line with the general trend of decreasing default rates in the financial system, particularly as observed among private banks, which started in 2012 and lasted throughout 2014, as observed by a decrease in our delinquency rate of loans past due over 90 days from 6.2% in December 2013 to 5.6% in December 2014 (a decrease of 0.6%).

The coverage ratio was 96.8% in December 2014, a 0.5% decrease as compared to 97.3% in December 2013.

Our total loan portfolio increased by 10.1% from R$226.2 billion on December 31, 2013 to R$249.1 billion on December 31, 2014. Loans to individuals and corporate customers showed increases of R$3,369 million and R$20,203 million, respectively, during the year ended December 31, 2014 compared to 2013. Growth in lending to individuals was driven by an increase of 34.4% in mortgage loans. The growth in lending to corporate customers of 23.6% was positively impacted by the exchange rate variation.

Deposits from Brazilian Central Bank and deposits from credit institutions plus customer deposits increased by 21.4% to R$284.3 billion on December 31, 2014 from R$234.2 billion on December 31, 2013.

Our efficiency ratio was 38.9% in December 2014, a 1.1% increase from 38.8% in December 2013. Our Basel capital adequacy ratio, in accordance with the Brazilian Central Bank, was 17.5% as of December 31, 2014.

Results of Operations

The following table shows the main components of our net income for 2014 and 2013.

	For the year ended December 31
	2014	2013	% Change	Change
	(in millions of R$, except percentages)
Net interest income	27,229	28,479	(4.4)%	(1,251)
Income from equity instruments	222	81	n.d.	141
Income from companies accounted for by the equity method	91	91	(0.3)%	(0)
Net fees and commissions	8,766	8,100	8.2%	665
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(887)	(595)	49.2%	(293)
Other operating income (expenses)	(470)	(445)	5.8%	(26)
Total income	34,950	35,713	(2.1)%	(763)
Administrative expenses	(13,942)	(13,850)	0.7%	(91)
Depreciation and amortization	(1,362)	(1,252)	8.8%	(110)
Provisions (net)	(2,036)	(2,693)	(24.4)%	657
Impairment losses on financial assets (net)	(11,272)	(14,118)	(20.2)%	2,846
Impairment losses on other assets (net)	4	(345)	n.d.	348
Other non-financial gains/losses	101	563	(82.0)%	(462)
Operating profit before tax	6,443	4,018	60.4%	2,425
Income taxes	(736)	(234)	n.d.	(502)
Net profit from continuing operations	5,708	3,785	50.8%	1,923
Discontinued operations	-	2,063	n.d.	(2,063)
Consolidated Profit for the Year	5,708	5,848	(2.4)%	(140)

Our consolidated profit for the year ended December 31, 2014 was R$5.7 billion, a 2.4% decrease as compared to 2013.

This variation in our consolidated profit for the year was mainly due to:

•	A decrease of 20.2%, or R$2,846 million, in impairment losses on financial assets (net) for the year ended December 31, 2014 compared to the year ended December 31, 2013, mainly as a consequence of the improvement in the quality of our loan portfolio in line with market trends; and

•	An increase of R$665 million in commissions for the year ended December 31, 2014 compared to the year ended December 31, 2013, mainly due to an increase of R$374 million in revenues from credit and debit cards and an increase of R$89 million in revenues from collection and payment services.

These increases were offset by:

•	A decrease of R$2,063 million, in discontinued operations for the year ended December 31, 2014 compared to the year ended December 31, 2013, principally due to gains generated by the sale in 2013 of Santander Brasil Asset that did not occur in 2014. For further information, see “—Factors Affecting the Comparability of Our Results of Operations—Sale of the Investment Fund Management and Managed Portfolio Operations”; and

•	A 4.4% or R$1,251 million, decrease in net interest income for the year ended December 31, 2014 as compared to the year ended December 31, 2013 mainly due to a reduction in our average loan portfolio spread, which resulted from a change in portfolio mix due to an increase within our portfolio, in products with lower risk profile (such as mortgages and payroll loans).

Net Interest Income

Net interest income for the year ended December 31, 2014 was R$27,229 million, a 4.4%, or R$1,251 million, decrease from R$28,479 million for the year ended December 31, 2013. Revenues from lending activities decreased R$1,069 million or 5.0% during the year mainly explained by a reduction in our average loan portfolio spread, which resulted from a change in portfolio mix due to an increase, within our portfolio, in products with a lower risk profile (such as mortgages and payroll loans).

Average total earning assets in 2014 were R$401.9 billion, a 12.0% or R$43 billion increase from R$358.9 billion in 2013. The principal drivers of this increase were an increase of R$23.3 billion in the average of debit instruments and an increase of R$15.8 billion in the average of loans and amounts due from credit institutions and loans and advances to customers, in line with market trends. Net yield (the net interest income divided by average earning assets) was 6.9% in 2014, compared to 8.0% in 2013, i.e. a decrease of 1.1%.

Average total interest bearing liabilities in 2014 were R$318.6 billion, a 10.9% or R$31 billion increase from R$287.4 billion in 2013. The main drivers of this growth were an increase of R$12 billion in customer deposits, R$8 billion in deposits from credit institution and an increase of R$8 billion in marketable debt securities, in line with market trends.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) in 2014 was 4.9%, 1.5% lower than in 2013, which was 6.4%.

Income from Equity Instruments

Income from equity instruments for the year ended December 31, 2014 totaled R$222 million, a R$141 million increase from R$81 million for the year ended December 31, 2013. This increase was mainly due to the receipt of dividends from available for sale financial assets during the course of 2014.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the year ended December 31, 2014 was R$91 million, remaining stable since December 31, 2013.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2014 reached R$8,766 million, an 8.2%, or R$665 million, increase from R$8,100 million for the year ended December 31, 2013. This increase was mainly due to an increase of R$374 million in revenues from credit and debit cards and an increase of R$89 million in revenues from collection and payment services.

Revenues from credit and debit cards totaled R$2,314 million for the year ended December 31, 2014, an increase of 19.3% compared to the year ended December 31, 2013, mainly due to the increase in credit and debit card volume transactions and the GetNet acquisition. For further information with regard to the acquisition of GetNet, see “—Factors Affecting the Comparability of Our Results of Operations—Merger of GetNet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. into GetNet Adquirencia e Serviços para Meios de Pagamento S.A.” Our credit base decreased 3.9% and our number of issued debit cards increased 10.7% for the year ended December 31, 2014, reaching a total 56.6 million issued cards.

Revenues from collection and payment services totaled R$741 million for the year ended December 31, 2014, a 13.7% increase compared to the year ended December 31, 2013. This increase was primarily due to an increase in the volume of our cash management activities.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2014 and 2013:

	For the year ended December 31
	2014	2013	% Change	Change
	(in millions of R$, except percentages)
Banking fees	2,428	2,423	0.2%	5
Collection and payment services	741	652	13.7%	89
Insurance and Capitalization	1,999	1,978	1.1%	21
Asset Management and Pension Funds	973	994	(2.1)%	(21)
Credit and debit cards	2,314	1,940	19.3%	374
Capital markets	494	416	18.8%	78
Trade finance	476	393	21.3%	84
Tax on services	(375)	(369)	1.6%	(6)
Others	(285)	(326)	(12.7)%	41
Total	8,766	8,100	8.2%	665

Gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains/losses on financial assets and liabilities (net) and exchange differences for the year ended December 31, 2014 were losses of R$887 million, a R$293 million increase from losses of R$595 million for the year ended December 31, 2013. This variation is explained by expenses of R$175 million from derivatives transactions including our results of hedging on investments abroad and lower gains of R$129 million related to variable income assets which were partially offset by lower results of R$24 million from trading activities. For further information see “—Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments.”

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2014 were expenses of R$470 million, an increase of R$26 million compared to expenses of R$445 million for the year ended December 31, 2013.

Administrative Expenses

Administrative Expenses for the year ended December 31, 2014 were R$13,942 million, a R$91 million increase compared to expenses of R$13,850 million for the year ended December 31, 2013.

Personnel expenses increased R$158 million for the year ended December 31, 2014, due principally to higher wage and salaries and benefits expenses related to the impact of our collective bargaining agreement, partially offset by lower training and other personnel expenses.

	For the year ended December 31
	2014	2013	% Change	Change
	(in millions of R$, except percentages)
Wages and salaries	4,512	4,315	4.6%	198
Social security costs	1,203	1,169	2.9%	34
Benefits	1,093	1,051	4.0%	42
Training	99	135	(26.7)%	(36)
Other personnel expenses	296	376	(21.2)%	(80)
Total	7,203	7,046	2.2%	158

Other administrative expenses decreased R$66 million from R$6,805 million for the year ended December 31, 2013 to R$6,738 million for the year ended December 31, 2014. The decrease was primarily due to lower expenses from communications, property, fixtures and supplies and per diems and travel expenses partially offset by other administrative expenses.

The efficiency ratio, which we calculate as total administrative expenses divided by total income, increased to 39.8% in the year ended December 31, 2014, as compared to 38.8% for the year ended December 31, 2013.

The following table sets forth other administrative expenses for each of the periods indicated:

	For the year ended December 31
	2014	2013	% Change	Change
	(in millions of R$, except percentages)
Specialized and technical services	2,005	1,991	0.7%	15
Property, fixtures and supplies	1,209	1,248	(3.1)%	(39)
Technology and systems	1,106	1,110	(0.3)%	(3)
Advertising	467	461	1.2%	6
Communications	501	573	(12.6)%	(72)
Per diems and travel expenses	141	171	(17.4)%	(30)
Surveillance and cash courier services	574	570	0.6%	3
Other administrative expenses	735	681	7.9%	54
Total	6,738	6,805	(1.0)%	(66)

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2014 was R$1,362 million, a R$110 million increase from R$1,252 million for the year ended December 31, 2013, principally due to the amortization of our technological systems.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$2,036 million for the year ended December 31, 2014, a decrease of R$657 million compared to R$2,693 million for the year ended December 31, 2013. This decrease was mainly due to lower expenses of R$233 million from tax provisions and lower expenses generated for the year ended December 31, 2013 of R$420 million that did not occur in 2014 (R$988 million in expenses to establish a fund to cover the impact of projects aimed at improving operational productivity and efficiency, partially offset by gains of R$568 million related to the installment program and cash payment of tax and social security debts).

Impairment Losses on Financial Assets (Net)

Our computable credit risk portfolio increased by R$31.0 billion on December 31, 2014, or 12.0% compared to the year-end 2013, while impaired assets decreased 0.1%, or R$11 million. The default rate had a decrease of 59 basis points in 2014, compared to the same period of the prior year. The net expenses from the allowances for credit losses in 2014 decreased 19.5% compared to 2013 (R$13.9 billion), accounting for R$11.2 billion on December 31, 2014.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2014 and December 31, 2013.

	At December 31,
	2014	2013
	(in millions of R$, except percentages)
Computable credit risk(1)	288,445	257,420
Impaired assets	14,011	14,022
Allowances for impairment losses	13,563	13,641
Ratios
Impaired to computable credit risk	4.9%	5.4%
Coverage ratio(2)	96.8%	97.3%
Net Expenses	11,194	13,900
Other financial instruments not measured at fair value(3)	—	(218)
Total net expenses	(11,194)	(14,118)

(1)	Computable credit risk is a non-GAAP financial measure. Computable credit risk is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and documentary credits.

(2)	Allowances for impairment losses as a percentage of impaired assets.

(3)	Corresponds to registration of losses of permanent character in the realization value of bonds and securities classified as “Securities available for sale” recognized currently in “Earnings on financials assets (net).”

The following chart shows our impaired assets to credit risk ratio from the fourth quarter of 2013 through the fourth quarter of 2014:

Impaired Assets by Type of Customer

The following table shows our impaired assets by type of loan at December 31, 2014 and December 31, 2013.

	At December 31,
	2014	2013
	(in millions of R$)
Commercial, financial and industrial	6,737	6,410
Real estate – mortgage	375	316
Installment loans to individuals	6,839	7,167
Financial leasing	60	129
Total	14,011	14,022

For a discussion of the evolution in impairment in our lending portfolios and our methodology for loan loss allowances with respect to the following lending portfolios, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

Commercial, Financial and Industrial

Impaired assets in the portfolio of commercial, financial and industrial loans amounted to R$6,737 million on December 31, 2014, an increase of R$327 million, or 5.1%, compared to 2013.

The increase impaired assets in this portfolio was mainly caused by the slowdown in the Brazilian economy, for which the GDP was below initial expectations.

In 2014, the Brazilian economy was negatively impacted by the measures adopted by the Brazilian government: the Brazilian Central Bank raised the SELIC rate from 10.00% on December 31, 2013 to 11.75% on December 31, 2014 in response to inflation during the year and also to mitigate the devaluation of the Brazilian currency as a consequence of the uncertainties in the country’s situation.

Trends observed in 2014 were consistent with the trend observed in 2013, when government measures aimed to control inflation also led to increases in production costs and adversely affected the ability of our industrial customers to honor their debts.

Despite the increase in impaired assets, the default rates continued to decrease in 2014. This behavior was mainly due to the measures adopted by Santander Brasil since late 2012, primarily related to the reassessment of limits for loans with higher level of collateral requirements and to the review of collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts. These and other actions helped improve the quality of this credit portfolio.

Real Estate

Impaired assets in the real estate lending portfolio totaled R$375 million on December 31, 2014, an increase of R$59 million, or 18.6%, compared to 2013.

The increase in impaired assets was primarily due to the growth of this credit portfolio, which grew by 24.7% in 2014. Notwithstanding the increase in impaired, the default rate in the real estate lending portfolio reached 1.17% on December 31, 2014, a decrease of six basis points compared to December 31, 2013.

In general, the decrease in the default rate was mainly due to the improvement in the quality of this loan portfolio, as a consequence of the change in our portfolio mix since late 2012, with an increased share of secured mortgage loans, which we consider a strategic product due to the lower risk of default.

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$6,839 million on December 31, 2014, with a reduction of 4.6%, or R$328 million, compared to 2013.

The decrease in impaired assets reflects the measures adopted by Santander Brasil since late 2012 to manage default rates in this portfolio, which included the adaptation of credit limits for new customers, the development of new loan models with “predictive scoring” enhancements and recovery campaigns to offer to delinquent customers loan terms adjustments to help them meet their payment obligations.

Although the Brazilian economy continues presenting an unfavorable outlook for growth, low unemployment levels and a continued rise in real income have contributed positively to the reduction in default rates in this portfolio.

Financial Leasing

Impaired assets in the financial leasing lending portfolio totaled R$60 million on December 31, 2014, with a reduction of 53%, or R$68 million, compared to the same period last year, primarily due to the reduction in lending in this portfolio, in line with the market trend of decreased automobile financing to individuals. This trend was also observed in 2013, when impaired assets in the financial leasing lending portfolio decreased 48.2%, or R$120 million, compared to the same period in 2012.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2014 amounted to gains of R$4 million, mainly due to incurred losses of R$350 million related to impairment of software during the year ended December 31, 2013, which impairment did not recur in 2014.

Other Non-Financial Gains/Losses

Other non-financial gains/losses were gains of R$101 million during the year ended December 31, 2014, a R$462 million decrease from gains of R$563 million during the year ended December 31, 2013, mainly due to lower gains related to foreclosed assets and non-financial income generated for the year ended December 31, 2013 of R$378 million that did not occur in 2014 (gains of R$290 million related to an increase in Webmotors’ capital and gains of R$88 million of sale properties to the Santander Real Estate Mutual Fund).

Income Taxes

Income taxes expense includes income tax, social contribution, PIS and COFINS (which are social contributions due on some revenues net of some expenses). Tax expenses reached R$736 million for the year of 2014, a R$502 million increase from R$234 million for the year 2013. There are some significant permanent differences that impact the tax rate, including: interest on capital, goodwill amortization and the foreign exchange valuation on investments abroad. The effective tax rate is set forth on note 22b to our consolidated financial statements.

Results of Operations by Segment for the Year ended December 31, 2014 Compared to the Year ended December 31, 2013

The following tables show our results of operations for the years ended December 31, 2014 and 2013, for each of our operating segments.

Commercial Banking

	For the year ended December 31
	2014	2013	% Change	Change
	(in millions of R$, except percentages)
Net interest income	25,042	26,328	(4.9)%	(1,286)
Income from equity instruments	222	81	n.d.	141
Income from companies accounted for by the equity method	91	91	(0.3)%	(0)
Net fee and commission income	7,749	7,241	7.0%	508
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(1,480)	(1,316)	12.4%	(164)
Other operating income (expenses)	(451)	(422)	6.9%	(29)
Total income	31,173	32,003	(2.6)%	(830)
Personnel expenses	(6,598)	(6,456)	2.2%	(142)
Other administrative expenses	(6,493)	(6,547)	(0.8)%	54
Depreciation and amortization	(1,226)	(1,134)	8.2%	(92)
Provisions (net)	(2,030)	(2,740)	(25.9)%	710
Impairment losses on financial assets (net)	(10,710)	(13,837)	(22.6)%	3,126
Impairment losses on other assets (net)	14	(344)	(104.1)%	358
Other nonfinancial gain (losses)	101	563	(82.0)%	(462)
Operating profit before tax	4,231	1,510	180.2%	2,721
Discontinued Operations	—	2,063	n.m.	(2,063)

Operating profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2014 was R$4.2 billion, a R$2.7 billion increase from R$1.5 billion for the year ended December 31, 2013.

This variation was mainly due to:

A 22.6%, or R$3,126 million, decrease in impairment losses on financial assets (net), for the year ended December 31, 2014 as compared to the year ended December 31, 2013, mainly as a consequence of the improvement in the quality of our credit portfolio in line with market trends.

An increase of 7.0%, or R$508 million, in net fee and commission income for the year ended December 31, 2014 compared to the year ended December 31, 2013, mainly due to an increase of R$370 million in revenues from credit and debit cards volume transactions, an increase of R$87 million in revenues from collection and payment services and the GetNet acquisition. For further information on the GetNet acquisition, see “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Acquisition of GetNet Tecnologia em Captura e Processamento de Transações Eletrônicas H.U.A.H. S.A.”

These increases were partially offset by a decrease of 4.9%, or R$1,286 million, in net interest income for the year ended December 31, 2014 compared to the year ended December 31, 2013. Revenues from lending activities decreased primarily due to a reduction in our average loan portfolio spread, which resulted from a change in portfolio mix due to an increase in products with lower risk (e.g., mortgages and payroll loans).

Global Wholesale Banking

	For the year ended December 31
	2014	2013	% Change	Change
	(in millions of R$, except percentages)
Net interest income	2,186	2,151	1.6%	35
Net fee and commission income	1,017	859	18.3%	158
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	593	722	(17.8)%	(129)
Other operating income (expenses)	(20)	(23)	(15.8)%	4
Total income	3,777	3,709	1.8%	67
Personnel expenses	(606)	(590)	2.7%	(16)
Other administrative expenses	(245)	(258)	(4.8)%	12
Depreciation and amortization	(136)	(118)	15.0%	(18)
Provisions (net)	(6)	47	(112.3)%	(53)
Impairment losses on financial assets (net)	(561)	(281)	99.5%	(280)
Impairment losses on other assets (net)	(10)	(1)	n.d.	(9)
Profit before tax	2,212	2,508	(11.8)%	(296)
Discontinued operations	—	—	—	—

Profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2014 was R$2.2 billion, an 11.8%, or R$296 million, decrease from R$2.5 billion for the year ended December 31, 2013.

This variation was mainly due to:

•	an increase of 99.5%, or R$280 million, in impairment losses or financial assets (net), mainly due to a deterioration in certain Global Wholesale Banking operations; and

•	a decrease of 17.8% or R$129 million in gains/losses on financial assets and liabilities (net) and exchange differences for the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to lower gains from market making activities and treasury operations for our customers.

This variation was partially offset by an increase of 18.3%, or R$158 million, in net fee commission income as compared to the same period of 2013, mainly due to an increase in commissions for products for capital markets.

Results of Operations for the year ended December 31, 2013 Compared to the year ended December 31, 2012

On December 17, 2013, we gave notice to the market of the sale of our asset management business by way of disposal of all shares of Santander Brasil Asset, a company controlled by us. The asset management activities then performed by Santander Brasil Asset were segregated into a new asset manager created for that purpose. The sales price was R$2,243 million, generating a post-tax capital gain of R$1,205 million (after deducting costs). See “—Factors Affecting the Comparability of Our Results of Operations—Sale of the Investment Fund Management and Managed Portfolio Operations.”

We will remain as the administrator of the funds and in charge of distribution activities, receiving remuneration in line with market practices. The transaction is part of a worldwide partnership between Santander Spain and two of the world’s leading private equity companies, Warburg Pincus and General Atlantic.

Due to the sale of the asset management business, we reviewed our business segmentation and concluded that it would be more appropriate to merge both of our insurance and asset management segments with the commercial banking segment. This change was reflected retrospectively on the periods reported in this form.

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

Changes in our default rates were in line with the general trend of decreasing default rates in the financial system, particularly as observed among private banks, which started in 2012 and lasted throughout 2013, and further exemplified by a decrease in our delinquency rate of loans past due over 90 days from 7.6% in December 2012 to 6.2% in December 2013 (a decrease of 1.4%).

The coverage ratio was 97.3% in December 2013, a 9.9% increase as compared to 87.4% in December 2012.

Our total loan portfolio increased by 7.3% from R$210.7 billion on December 31, 2012 to R$226.2 billion on December 31, 2013. Loans to individuals and corporate customers presented the strongest growth, with increases of R$4,163 million and R$14,843 million, respectively, during the year ended December 31, 2013 compared to 2012. Growth in lending to individuals was driven by an increase of 30.3% in mortgage loans and 5.8% in credit cards. The growth in lending to corporate customers of 21.0% was positively impacted by the exchange rate variation.

Deposits from Brazilian Central Bank and deposits from credit institutions plus customer deposits increased by 4.7% to R$234.2 billion on December 31, 2013 from R$223.7 billion on December 31, 2012.

Our efficiency ratio was 38.8% in December 2013, a 3.1% increase from 35.7% in December 2012.

Our Basel capital adequacy ratio, in accordance with the Brazilian Central Bank was 19.2% as of December 31, 2013. According to the new rules on regulatory capital in Brazil, the value of goodwill for the calculation of capital base will be deducted from the capital base according to the “phase-in” for implementation of Basel III in Brazil which will be completed by 2019. For further information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Capital Adequacy and Leverage – Basel.”

Results of Operations

The following table shows the main components of our net income for 2013 and 2012.

	For the year ended December 31
	2013	2012	% Change	Change
	(in millions of R$, except percentages)
Net interest income	28,479	31,587	(9.8)%	(3,108)
Income from equity instruments	81	94	(13.3)%	(12)
Income from companies accounted for by the equity method	91	73	24.6%	18
Net fees and commissions	8,100	7,610	6.4%	491
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(595)	(170)	n.d.	(425)
Other operating income (expenses)	(445)	(623)	(28.6)%	179
Total income	35,713	38,570	(7.4)%	(2,858)
Administrative expenses	(13,850)	(13,773)	0.6%	(78)
Depreciation and amortization	(1,252)	(1,201)	4.3%	(51)
Provisions (net)	(2,693)	(2,057)	30.9%	(636)
Impairment losses on financial assets (net)	(14,118)	(16,476)	(14.3)%	2,358
Impairment losses on other assets (net)	(345)	(38)	n.d.	(306)
Other non-financial gains/losses	563	449	25.5%	115
Operating profit before tax	4,018	5,475	(26.6)%	(1,457)
Income taxes	(234)	(37)	n.d.	(197)
Net profit from continuing operations	3,785	5,438	(30.4)%	(1,653)
Discontinued operations	2,063	55	n.d.	2,008
Consolidated Profit for the Year	5,848	5,493	6.5%	355

Our consolidated profit for the year ended December 31, 2013 was R$5.8 billion, a 6.5% increase as compared to 2012.

This variation in our consolidated profit for the year was mainly due to:

•	A decrease of 14.3%, or R$2,358 million, in impairment losses on financial assets (net) for the year ended December 31, 2013 compared to the year ended December 31, 2012, mainly as a consequence of the improvement in the quality of our loan portfolio; and

•	An increase of R$2,008 million, in discontinued operations for the year ended December 31, 2013 compared to the year ended December 31, 2012, principally due to gains of the sale of Santander Brasil Asset. For further information, see “—Factors Affecting the Comparability of Our Results of Operations—Sale of the Investment Fund Management and Managed Portfolio Operations.”

These increases were offset by:

•	A 9.8%, or R$3,108 million, decrease in net interest income for the year ended December 31, 2013 as compared to the year ended December 31, 2012 mainly due to lower average spreads, which are mainly explained by a greater share of products within our credit portfolio with lower spreads and lower risk; and

•	A 30.9%, or R$636 million, increase in net provisions for the year ended December 31, 2013 compared to the year ended December 31, 2012. This increase was mainly due to R$988 million in expenses to establish a fund to cover the impact of projects aimed at improving operational productivity and efficiency, partially offset by gains of R$568 million related to the installment program and cash payment of tax and social security debts.

Net Interest Income

Net interest income for the year ended December 31, 2013 was R$28,479 million, a 9.8%, or R$3,108 million, decrease from R$31,587 million for the year ended December 31, 2012. Revenues from lending activities decreased R$2,212 million or 9.2% during the year mainly explained by the increased share of products in the credit portfolio with lower spreads and lower credit risk.

Average total earning assets in 2013 were R$358.9 billion, a 7.7% or R$26 billion increase from R$333.2 billion in 2012. The principal drivers of this increase were an increase of R$22 billion in average of loans and amounts due from credit institutions and loans and advances to customers. Net yield (the net interest income divided by average earning assets) was 8.0% in 2013, a decrease of 1.5% compared to 9.5% in 2012.

Average total interest bearing liabilities in 2013 were R$287.4 billion, an 8.3% or R$22 billion increase from R$265.3 billion in 2012. The main driver of this growth was an increase of R$12 billion in marketable debt securities and R$15 billion in customer deposits, partially offset by a R$4 billion in deposits from credit institutions.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) in 2013 was 6.4%, 1.5% lower than in 2012, which was 7.9%.

Income from Equity Instruments

Income from Equity Instruments for the year ended December 31, 2013 totaled R$81 million, a 13.3% decrease from R$94 million for the year ended December 31, 2012.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the year ended December 31, 2013 was R$91 million, a R$18 million increase from R$73 million for the year ended December 31, 2012. This increase principally reflects an increase in the results of TecBan, a company jointly controlled by us and certain other Brazilian financial institutions which is the operator of the “Rede Banco24Horas” network of external access ATMs and Webmotors, our subsidiary that operates an online automobile trading platform.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2013 reached R$8,100 million, a 6.4%, or R$491 million, increase from R$7,610 million for the year ended December 31, 2012. This increase was mainly due to an increase in commissions from credit and debit cards and an increase in commissions for insurance and capitalization products.

Revenues from credit and debit cards totaled R$1,940 million for the year ended December 31, 2013, an increase of 18.3% compared to the year ended December 31, 2012, mainly due to the increase in the volume of credit card of transactions and higher revenues from merchant acquiring services. Our credit card base increased 7.6% and our debit card base increased 11.1% for the year ended December, 31, 2013, both reaching a total of 53.2 million issued cards.

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

Gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains/losses on financial assets and liabilities (net) and exchange differences for the year ended December 31, 2013 were losses of R$595 million, a R$425 million increase from losses of R$170 million for the year ended December 31, 2012. This variation is due to higher expenses related to derivative instruments used to hedge the impact of exchange rate variation on our foreign branches (for further information see “—Other Factors Affecting Our Financial Condition and Results of Operations”), partially offset by income of R$208 million from market activities.

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

	For the year ended December 31
	2013	2012	% Change	Change
	(in millions of R$, except percentages)
Wages and salaries	4,315	4,304	0.3%	11
Social security costs	1,169	1,177	(0.6)%	(8)
Benefits	1,051	983	6.9%	68
Training	135	141	(3.9)%	(6)
Other personnel expenses	376	483	(22.1)%	(107)
Total	7,046	7,086	(0.6)%	(41)

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

The following table sets forth other administrative expenses for each of the periods indicated:

	For the year ended December 31
	2013	2012	% Change	Change
	(in millions of R$, except percentages)
Specialized and technical services	1,991	1,719	15.8%	272
Property, fixtures and supplies	1,248	1,171	6.6%	77
Technology and systems	1,110	1,074	3.3%	35
Advertising	461	499	(7.5)%	(37)
Communications	573	573	(0.1)%	(0)
Per diems and travel expenses	171	175	(2.2)%	(4)
Surveillance and cash courier services	570	563	1.3%	7
Other administrative expenses	681	912	(25.3)%	(231)
Total	6,805	6,686	1.8%	118

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

Impairment Losses on Financial Assets (Net)

Our computable credit risk portfolio increased by R$18.6 billion at December 31, 2013, or 7.8% compared to the year-end 2012, while impaired assets decreased 12.7%, or R$2 billion. The default rate had a decrease of 130 basis points in 2013, compared to the same period of the prior year. The net expenses from the allowances for credit losses in 2013 decreased 15.6% compared to 2012 (R$16.4 billion), accounting for R$13.9 billion at December 31, 2013.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2013 and December 31, 2012.

	At December 31,
	2013	2012
	(in millions of R$, except percentages)
Computable credit risk(1)	257,420	238,807
Impaired assets	14,022	16,057
Allowances for impairment losses	13,641	14,042
Ratios
Impaired assets to computable credit risk	5.4%	6.7%
Coverage ratio(2)	97.3%	87.3%
Net Expenses	(13,900)	(16,476)
Other financial instruments not measured at fair value(3)	(218)	—
Total net expenses	(14,118)	(16,476)

(1)	Computable credit risk is a non-GAAP financial measure. Computable credit risk is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and documentary credits.

(2)	Allowances for impairment losses as a percentage of impaired assets.

(3)	Corresponds to registration of losses of permanent character in the realization value of bonds and securities classified as “Securities available for sale” recognized currently in “Earnings on financials assets (net).”

The following chart shows our impaired assets to credit risk ratio from the fourth quarter of 2012 through the fourth quarter of 2013:

Impaired Assets by Type of Customer

The following table shows our impaired assets by type of loan at December 31, 2013 and December 31, 2012.

	At December 31,
	2013	2012
	(in millions of R$)
Commercial, financial and industrial	6,410	6,157
Real estate – mortgage	316	283
Installment loans to individuals	7,167	9,368
Financial Leasing	129	249
Total	14,022	16,057

For a discussion of the evolution in impairment in our lending portfolios and our methodology for loan loss allowances with respect to the following lending portfolios, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

Commercial, Financial and Industrial

Impaired assets in the portfolio of commercial, financial and industrial loans amounted to R$6,410 million at December 31, 2013, an increase of R$253 million or 4.1% compared to the same period last year.

The increase in impaired assets in this portfolio was mainly caused by the slowdown in the Brazilian economy, whose GDP of 2.3% in 2013 was below initial expectations.

In 2013 the Brazilian economy was negatively impacted by the measures adopted by the Brazilian government. In 2013, the Brazilian Central Bank increased the SELIC rate from 7.25% at December 31, 2012 to 10.0% at December 31, 2013 in response to inflation in the first half of the year and also to mitigate the devaluation of the Brazilian currency as a consequence of the uncertainties in international financial markets caused by policy measures in Europe and North America.

Trends observed in 2013 were consistent with the trends observed in 2012 and 2011, when Brazilian government measures aimed to control inflation also led to increases in production costs and adversely affected the ability of our industrial customers to honor their debts.

Despite the increase in impaired assets, there has been a reduction in default rates since the second quarter of 2013. This behavior was mainly due to the measures adopted by Santander Brasil in late 2012, primarily related to the reassessment of limits for loans with higher level of collateral requirements and to the review of collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts. These and other actions in 2013 helped improve the quality of this credit portfolio.

Real Estate

Impaired assets in the real estate lending portfolio totaled R$316 million at December 31, 2013, an increase of R$33 million or 11.6% compared to 2012.

The increase in impaired assets was primarily due to the growth of this credit portfolio, which grew by 27.1% in 2013. Notwithstanding the increase in impaired assets, the default rate in the real estate lending portfolio reached 1.24% at December 31, 2013, a decrease of 17 basis points compared to December 31, 2012.

In general, the decrease in default rate was mainly due to the improvement in the quality of this loan portfolio, as a consequence of the change in our portfolio mix in late 2012, with an increased share of secured mortgage loans, which we consider a strategic product due to the lower risk of default.

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$7,167 million at December 31, 2013, with a reduction of 23.5%, or R$2,201 million compared to 2012, with an increased share of secured mortgage loans, which we consider a strategic product due to the lower risk of default.

The decrease in impaired assets reflects the measures we adopted in late 2012 to manage default rates in this portfolio, which included the adaptation of credit limits for new customers, the development of new loan models with “predictive scoring” enhancements and recovery campaigns to offer to delinquent customers loan terms adjustments to help them meet their payment obligations.

Although the Brazilian economy continues to present an unfavorable outlook for growth, low unemployment levels and a continued rise in the disposable income have contributed positively to the reduction in default rates in this portfolio.

Financial Leasing

Impaired assets in the financial leasing lending portfolio totaled R$129 million at December 31, 2013, with a reduction of 48.2%, or R$120 million compared to the same period last year, primarily due to the reduction in lending in this portfolio, in line with the market trend of decreased automobile financing to individuals. This trend was also observed in 2012, when impaired assets in the financial leasing lending portfolio decreased 38.7%, or R$157 million compared to the same period of 2011.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2013 were losses of R$345 million, mainly due to losses of R$254 million related to impairment of software, due to obsolescence and discontinuity of such systems.

Other Non-Financial Gains/Losses

Other non-financial gains/losses were gains of R$563 million during the year ended December 31, 2013, a R$115 million increase from gains of R$449 million during the year ended December 31, 2012, mainly due to R$290 million related to an increase in Webmotors’ capital and a R$154 million increase in gains related to foreclosed assets, partially offset by lower gains on sale of properties to the Santander Real Estate Mutual Fund (R$335 million for the year ended December 31, 2013 as compared to R$88 million for the year ended December, 31, 2012).

Income Taxes

Income taxes expense includes income tax, social contribution, PIS and COFINS (which are social contributions due on some revenues net of some expenses). Tax expenses reached R$234 million for the year of 2013, a R$197 million increase from R$37 million for the year 2012. There are some significant permanent differences that impact the tax rate, including: interest on capital, goodwill amortization and the foreign exchange valuation on investments abroad. The effective tax rate is set forth in note 22b to the consolidated financial statements.

Discontinued Operations

Discontinued operations include the results and the sale of the asset management business. Discontinued operations reached R$2,063 million for the year ended December, 31, 2013, a R$2,008 million increase from R$55 million for the year ended December 31, 2012, principally due to gains on the sale of Santander Brasil Asset.

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

New Accounting Pronouncements

The following standards came into force and were adopted by Santander Brasil in 2014:

•	Amendments to IAS 32, Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities - These amendments introduce a series of additional clarifications to the requirements of the standard with regard to the ability to offset a financial asset and a financial liability. Specifically, it provides that financial assets and financial liabilities may only be offset against each other if, at the time of the proposed offset, the entity wishing to effect such offset has a legally enforceable right to set off the recognized amounts and this right is not contingent on a future event.

•	Amendments to IAS 36, Impairment of Assets - Recoverable Amount Disclosures for Non-Financial Assets - These amendments eliminate the requirement to present certain disclosures on the recoverable amount of each cash-generating unit and introduce the obligation to disclose information on the recoverable amount of assets for which an impairment loss has been recognized or reversed during the period.

•	Amendments to IAS 39, Financial Instruments: Recognition and Measurement - Novation of Derivatives and Continuation of Hedge Accounting - These amendments introduce an exception to the application of the discontinuation of hedge accounting for innovations in which, as a consequence of laws or regulations, the original counterparty of the hedging instrument is replaced by one or more central counterparties, such as clearing agencies, provided that any other changes to the hedging instrument are limited to those that are necessary to effect such a replacement of the counterparty.

•	Amendments to IFRS 7 - Financial Instruments: Disclosure - encourages improvements of qualitative disclosures in the terms of quantitative information to assist users in the comparison of financial statements.

•	Amendments to IFRS 10, IFRS 12 and IAS 27 - These amendments provide an exception to the consolidation rules of IFRS 10 to parent, which are included in the definition of investment entities.

•	IFRIC 21 - Government fees - Addresses the time to recognize a liability arising from a tax obligation to the government. The interpretation defines taxes and specifies that the triggering event of obligation is the activity that results in tax payment, as defined by law. The interpretation provides instructions on how different tax arrangements should be recorded and, above clarifies that the use of an economic advantage or continuity issues in preparing the financial statements do not imply a company's present obligation to pay a tribute whose taxable event will occur in a future operation.

The application of the aforementioned accounting standards and interpretations did not have any material effects on our financial statements.

Also, at the date of preparation of this annual report, the following accounting standard with an effective date subsequent to December 31, 2014 were in force:

•	Amendments to IAS 19, Employee Benefits: Defined Benefit Plans - Employee Contributions (obligatory for reporting periods beginning on or after 1 July 2014, early application permitted) - These amendments allow employee contributions to be deducted from the service cost in the same period in which they are paid, provided certain requirements are met, without the need to make calculations to attribute the reduction to each year of service. The application of this accounting standard is not expected to have any material effects on Santander Brasil’s consolidated financial statements.

Lastly, at the date of preparation of this annual report, the following standards and interpretations which will come into force after December 31, 2014 had not yet been adopted:

•	IFRS 9, Financial Instruments (obligatory for annual reporting periods beginning on or after 1 January 2018) issued in July 2014, will replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 differs significantly with respect to:

i.	Classification and measurement of financial assets and financial liabilities: Financial assets are classified on the basis of the business model within which they are held and their contract cash flow characteristics. Thus, the IASB created three categories based on the business model, which are “amortized cost,” “fair value through other comprehensive income” and “fair value through profit or loss.” For financial liabilities, the requirements related to the fair value option were changed to address own credit risk, in which the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk shall be presented in other comprehensive income.

ii.	Impairment methodology: The IASB added the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. Those requirements eliminate the threshold that was in IAS 39 for recognition of credit losses. Under the impairment approach in IFRS 9 it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses, and changes in those expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition and, consequently, more timely information is provided about expected credit losses.

iii.	Hedge accounting: These requirements align hedge accounting more closely with risk management, establish a more principle-based approach to hedge accounting and address inconsistencies and weaknesses in the hedge accounting model in IAS 39. The three existing hedge accounting categories in IAS 39 were maintained (which are “fair value hedge,” “cash flow hedge” and “hedge of a net investment in a foreign operation”).

We believe that the adoption of IFRS 9 will affect our consolidated financial statements as a whole, and in particular the current classification of financial instruments and the current impairment methodology, which is based on recognition of incurred credit losses.

•	IFRS 15, Revenue from Contracts with Customers (obligatory for annual reporting periods beginning on or after 1 January 2017) – This is a new standard on the recognition of revenue from contracts with customers. It supersedes the following standards and interpretations currently in force: IAS 18, Revenue; IAS 11, Construction Contracts; IFRIC 13, Customer Loyalty Programmes; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfers of Assets from Customers; and SIC-31, Revenue-Barter Transactions Involving Advertising Services. Under IFRS 15, an entity recognizes revenue in accordance with the core principle of the standard by applying the following five steps: identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations identified in the contract; and recognize revenue when (or as) the entity satisfies a performance obligation.

•	Amendments to IAS 16 and IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortization (obligatory for annual reporting periods beginning on or after 1 January 2016, early application permitted) - These amendments clarify that when an item of property, plant and equipment or an intangible asset is accounted for using the revaluation model, the total gross carrying amount of the asset is adjusted in a manner that is consistent with the revaluation of the carrying amount of the asset, so that the accumulated depreciation or amortization is equal to the difference between the gross carrying amount and the carrying amount of the asset after revaluation (after taking into account any impairment losses).

•	Amendments to IASs 16 and 41 - Bearer Plants (obligatory for annual reporting periods beginning on or after 1 January 2016, early application permitted) - Under these amendments, plants of this nature are now within the scope of IAS 16 and must be accounted for in the same way as property, plant and equipment rather than at their fair value.

•	Amendments to IAS 27, Equity Method in Separate Financial Statements (obligatory for annual reporting periods beginning on or after 1 January 2016, early application permitted) - These amendments permit the use of the equity method as an option in the separate financial statements of an entity for accounting for investments in subsidiaries, joint ventures and associates.

•	Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (obligatory for annual reporting periods beginning on or after 1 January 2016, early application permitted) - These amendments establish that a gain or loss must be recognized for the full amount when the transaction involves assets that constitute a business (whether the business is housed in a subsidiary or not). When the transaction involves assets that do not constitute a business, a partial gain or loss is recognized, even if these assets are housed in a subsidiary.

•	Amendments to IFRS 11 - Accounting for Acquisitions of Interests in Joint Operations (obligatory for annual reporting periods beginning on or after 1 January 2016, early application permitted) - These amendments specify how to account for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business.

•	Improvements to IFRSs, 2010-2012 cycle (obligatory for reporting periods beginning on or after 1 July 2014) - These improvements introduce minor amendments to IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38.

•	Improvements to IFRSs, 2011-2013 cycle (obligatory for reporting periods beginning on or after 1 July 2014) - These improvements introduce minor amendments to IFRS 1, IFRS 3, IFRS 13 and IAS 40.

•	Improvements to IFRSs, 2012-2014 cycle (obligatory for reporting periods beginning on or after 1 July 2016) - These improvements introduce minor amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34.

We are currently analyzing the possible effects of these new standards and interpretations.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2014 were applied in the preparation of such financial statements.

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

Most of our liquidity is raised in the local market and we maintain a portfolio of high quality public bonds for liquidity management. Legal reserve requirements consumes a significant amount of funding in Brazil, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Compulsory Reserve Requirements.”

Due to our stable and diversified sources of funding, which include a large client deposit base in the local market and a large number of correspondent banks with long-standing relationships, historically we have not experienced liquidity problems. In our opinion, our current levels of liquidity and working capital are sufficient for our present requirements.

Liquidity and Funding

Market conditions and prospects, as well as the Brazilian Central Bank requirements for compulsory deposits and stress tests determine our minimum liquidity levels. We control, manage and review our liquidity analyzing current and expected levels of liquidity, structuring the sources of financing to achieve an optimal diversification in terms of maturities, instruments, currencies, markets, as well as setting forth contingency plans. The objective is to ensure that we have sufficient liquidity to honor our commitments in light of market conditions, our institutional needs and market opportunities.

The following tables present the composition of our consolidated funding at the dates indicated.

	At December 31,
	2014	2013	2012
	(in millions of R$)
Customer deposits	220,644	200,156	188,595
Current accounts	15,507	15,585	13,585
Savings accounts	37,939	33,589	26,857
Time deposits	91,552	81,351	84,586
Repurchase agreements	75,645	69,631	63,566
Backed operations with Private Securities(1)	46,699	41,852	35,736
Backed operations with Public Securities(1)	28,946	27,779	27,831
Deposits from the Brazilian Central Bank and credit institutions	63,674	34,032	35,074
Time deposits	42,045	30,510	26,077
Demand deposits	162	251	48
Repurchase agreements	21,468	3,271	8,949
Backed operations with Private Securities(1)	961	373	559
Backed operations with Public Securities(1)	20,507	2,898	8,389
Total deposits	284,318	234,188	223,669
Marketable debt securities	70,355	65,301	54,013
Agribusiness Credit Notes	1,903	1,682	2,009
Treasury Bills	33,998	28,222	25,320
Real Estate Credit Notes	22,669	17,077	11,237
Securities issued abroad	11,785	18,319	15,447
Debt Instruments Eligible to Compose Capital	6,773	-	-
Subordinated debt	7,294	8,906	11,919
Total Funding	368,740	308,395	289,601

(1)	Refers primarily to repurchase agreements backed by debentures of own issue.

Deposits

Customer Deposits

Our balance of customer deposits was R$220.6 billion on December 31, 2014, R$200.2 billion on December 31, 2013, and R$188.6 billion on December 31, 2012, representing 59.8%, 64.9% and 65.1% of our total funding, respectively.

Current Accounts

Our balance of current accounts was R$15.5 billion on December 31, 2014, R$15.6 billion on December 31, 2013 and R$13.6 billion on December 31, 2012, representing 5.5%, 6.7%, and 6.1% of total deposits, respectively.

Customer Savings Deposits

Our balance of customer savings deposits was R$37.9 billion on December 31, 2014, R$33.6 billion on December 31, 2013 and R$26.9 billion on December 31, 2012, representing 13.3%, 14.3% and 12.0% of total deposits, respectively.

Customer Time Deposits

Our balance of customer time deposits was R$91.6 billion on December 31, 2014, R$81.4 billion on December 31, 2013 and R$84.6 billion on December 31, 2012, representing 32.2%, 34.7% and 37.8% of total deposits, respectively.

Customer Deposits – Repurchase Agreements

We maintain a portfolio of Brazilian public and private sector debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile and are composed, generally, of Brazilian public securities and of repurchase agreements linked to debentures. Securities sold under repurchase agreements increased to R$75.6 billion on December 31, 2014 from R$69.6 billion on December 31, 2013 and R$63.6 billion on December 31, 2012, representing 26.6%, 29.7% and 28.4% of total deposits, respectively.

Deposits from the Brazilian Central Bank and Credit Institutions

Our balance of deposits from the Brazilian Central Bank and credit institutions was R$63.7 billion on December 31, 2014, R$34.0 billion on December 31, 2013 and R$35.1 billion on December 31, 2012, representing 22.4%, 14.5% and 15.7% of total deposits, respectively.

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

Other Funding

Marketable Debt Securities

Our balance of marketable debt securities was R$70.4 billion on December 31, 2014, R$65.3 billion on December 31, 2013 and R$54.0 billion on December 31, 2012, representing 19.1%, 21.2% and 18.7% of our total funding, respectively.

The treasury bills instrument is a funding alternative available to banks that can be characterized as senior or subordinated debt for purposes of capital adequacy rules. Pursuant to CMN Resolution 4,123 of August 23, 2012, its minimum term must be 24 months and it must be issued for a minimum amount of R$300,000 for subordinated transactions and R$150,000 for senior transactions.

Our balance of securities issued abroad was R$11.8 billion on December 31, 2014, under our Medium Term Notes Program – MTN and other securities.

Subordinated Debt

As of December 31, 2014, our subordinated debt included R$7,294 billion of certificates of deposit issued by us in the local market in various issuances at average interest rates indexed to CDI or IPCA, a decrease of R$1,612 billion from the amount of subordinated debt at December 31, 2013, due to the repayment of certain subordinated debt at maturity.

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

According to the new rules on regulatory capital in Brazil, the value of goodwill for the calculation of capital base was deducted from the capital base according to the “phase-in” for implementation of Basel III in Brazil which will be completed by 2019. In addition, if Basel III requirements were fully implemented as of the date hereof, we would continue to maintain an adequate regulatory capital ratio under Basel III and Brazilian Central Bank rules.

Our Basel capital adequacy ratio, in accordance with the Brazilian Central Bank was 17.5% as of December 31, 2014. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Capital Adequacy and Leverage – Basel.”

	At December 31,
	2014		2013		2012
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions of R$, except percentages)
Tier 1 capital	58,592	16.1%	63,595	18.4%	65,213	19.3%
CET I	55,229	15.2%	63,595	18.4%	—	—
Additional Tier I	3,364	—	—	—	—	—
Tier 2 capital	4,971	1.4%	2,701	0.8%	5,070	1.5%
Tier 1 and 2 capital	63,563	17.5%	66,296	19.2%	70,283	20.8%
Required Regulatory Capital(1)	40,010	n.a.	37,936	n.a.	37,131	n.a.

(1)	Includes credit, market and operational risk capital required.

5C. Research and Development, Patents and Licenses, etc.

We do not have any significant policies or projects relating to research and development, and we own no relevant patents or licenses.

5D. Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that would cause reported financial information to be not necessarily indicative of future operating results or financial condition:

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

The following table sets forth the maximum potential amount of future payments under credit and financial guarantees.

	At December 31,
	2014	2013	2012
	(millions of R$)
Contingent liabilities
Financial guarantees and other securities	38,386	30,428	27,117
Documentary credits	948	785	946
Total contingent liabilities	39,334	31,214	28,063

We also manage certain funds that are not recorded on our balance sheet as detailed below for the periods indicated:

	At December 31,
	2014	2013	2012
	(millions of R$)
Investment funds	4,592	4,404	104,461
Assets under management(1)	—	—	9,393
Total	4,592	4,404	113,854

(1)	In 2013, we sold our asset management business through the disposal of all of our shares in Santander Brasil Asset. See “—A. Operating Results—Factors Affecting the Comparability of Our Results of Operations.”

Finally, we hold certain third-party securities in custody which are not recorded on our balance sheet. As of December 31, 2014, 2013 and 2012, we held in custody debt securities and equity instruments entrusted to Santander Brasil by third parties totaling R$398.5 million, R$66.7 million and R$79.7 million, respectively.

5F. Contractual Obligations

Our contractual obligations at December 31, 2014 are summarized as follows:

	At December 31, 2014
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of R$)
Contractual Obligations
Deposits from the Brazilian Central Bank and credit institutions(1)	63,674	51,458	8,331	2,229	1,655
Customer deposits	220,644	139,140	68,867	12,767	130
Marketable debt securities	70,355	48,383	19,969	1,907	95
Debt Instruments Eligible to Compose Capital(2)	3,411	—	—	—	3,411
Subordinated liabilities	7,294	199	118	347	6,626
Contractual Interest payments(3)	47,870	13,238	23,037	7,611	3,984
Total	413,248	252,418	120,322	24,861	15,901

(1)	Includes R$2,955 million of repurchase agreements with maturity on January 2, 2014.
(2)	The table above excludes the notional and any interest payments relating to our perpetual Tier I bonds which interests are discretionary as described in Item 5A.
(3)	Calculated for all Deposits from credit institutions, Customer Deposits, Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital (Tier II) assuming a constant interest rate based on data as of December 31, 2014 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The above table does not reflect amounts that we may have to pay on derivative contracts. The amounts ultimately payable will depend upon movements in the financial markets. The aggregate fair value of all our derivative contracts at December 31, 2014 was R$449.7 million, compared to R$1,177 million at December 31, 2013.

In addition, we lease many properties under standard real estate lease contracts, which can be canceled at our option and include renewal options and escalation clauses. Total future minimum payments of non-cancelable operating leases as of December 31, 2014 was R$2,522.0 million, of which R$654.9 million matures in up to one year, R$1,497.2 million from one year to up to five years and R$369.9 million after five years. Additionally, we have contracts with indeterminate maturities totaling R$0.1 million per month.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Board of Directors and Board of Executive Officers

Pursuant to our By-Laws, we are managed by a board of directors (conselho de administração) and a board of executive officers (diretoria executiva). The board of directors is our supervisory board as set out in our By-Laws and in applicable legislation. Our board of executive officers is responsible for our day-to-day management.

Our board of directors is composed of a minimum of five members and a maximum of twelve members. A minimum of 20.0% of the members of the board of directors must be independent directors. The board of directors has a Chairman and a Vice-Chairman, each elected at the general shareholders’ meeting by majority vote.

Our board of executive officers is composed of a minimum of two members and a maximum of seventy-five members, one of them being appointed as the Chief Executive Officer, and the others may be appointed as senior vice president executive officers, vice president executive officers, investor relations officer, executive officers and officers without specific designation. Certain of our executive officers are also members of the boards of executive officers and/or boards of directors of our subsidiaries.

Pursuant to Brazilian law, the election of each member of the board of directors and board of executive officers must be approved by the Brazilian Central Bank.

The following table presents the names, positions and dates of birth of the current members of our board of directors and board of executive officers:

Members of the Board of Directors:

Name	Position	Date of Birth
Sergio Agapito Lires Rial	Chairman	July 28, 1960
Jesús Maria Zabalza Lotina	Vice-Chairman	April 16, 1958
Conrado Engel	Member	May 30, 1957
José Antonio Alvarez Alvarez	Member	January 6, 1960
José Maria Nus Badia (*)	Member	February 9, 1950
José de Paiva Ferreira	Member	March 1, 1959
Alvaro Antonio Cardoso de Souza	Independent Member	September 5, 1948
Celso Clemente Giacometti	Independent Member	October 13, 1943
Marília Artimonte Rocca	Independent Member	January 31, 1973
Viviane Senna Lalli	Independent Member	June 14, 1957

(*)	The Brazilian Central Bank’s approval of this appointment is pending

Members of the Board of Executive Officers:

Name	Position	Date of Birth
Jesús Maria Zabalza Lotina	Chief Executive Officer	April 16, 1958
Conrado Engel	Senior Vice President Executive Officer	May 30, 1957
José de Paiva Ferreira	Senior Vice President Executive Officer	March 1, 1959
Angel Santodomingo Martell	Vice President Executive Officer	November 16, 1965
Antonio Pardo de Santayana Montes	Vice President Executive Officer	November 5, 1971
Carlos Alberto López Galán	Vice President Executive Officer	November 6, 1962
Carlos Rey de Vicente	Vice President Executive Officer	February 20, 1974
Ignacio Dominguez-Adame Bozzano	Vice President Executive Officer	August 20, 1968
João Guilherme de Andrade So Consiglio	Vice President Executive Officer	December 7, 1968
Juan Sebastián Moreno Blanco	Vice President Executive Officer	December 17, 1964
Manoel Marcos Madureira	Vice President Executive Officer	December 30, 1951
Oscar Rodriguez Herrero	Vice President Executive Officer	October 4, 1971
Fernando Diaz Roldán	Executive Officer	October 7,1965
Jose Alberto Zamorano Hernandez	Executive Officer	May 9, 1962
José Roberto Machado Filho	Executive Officer	August 25, 1968
Maria Eugênia Andrade Lopez Santos	Executive Officer	January 23, 1966
Amancio Acúrcio Gouveia	Officer	March 31, 1963

Name	Position	Date of Birth
Ana Paula Nader Alfaya	Officer	August 7, 1971
Cassio Schmitt	Officer	April 23, 1971
Cassius Schymura	Officer	February 19, 1965
Ede Ilson Viani	Officer	September 5, 1967
Eduardo Müller Borges	Officer	September 12, 1967
Flávio Tavares Valadão	Officer	July 1, 1963
Gilberto Duarte de Abreu Filho	Officer	August 7, 1973
Javier Rodríguez de Colmenares y Álvarez	Officer	April 1,1977
Jamil Habibe Hannouche	Officer	June 23, 1960
Jean Pierre Dupui	Officer	September 23, 1968
Luiz Felipe Taunay Ferreira	Officer	March 18, 1967
Mara Regina Lima Alves Garcia	Officer	December 28, 1966
Marcelo Zerbinatti	Officer	February 5, 1974
Marcio Aurelio de Nobrega	Officer	August 23, 1967
Mauro Adolfo Libert Westphalen	Officer	July 9, 1968
Mauro Cavalcanti de Albuquerque	Officer	October 3, 1969
Mauro Siequeroli	Officer	March 24, 1957
Nilton Sergio S. Carvalho	Officer	January 1, 1957
Ramón Sanchez Díez	Officer	October 29, 1968
Reginaldo Antonio Ribeiro	Officer	May 19, 1969
Roberto de Oliveira Campos Neto	Officer	June 28, 1969
Ronaldo Yassuyuki Morimoto	Officer	May 5, 1977
Sergio Antonio Borriello	Officer	April 15, 1964
Sergio Gonçalves	Officer	August 7, 1956
Thomas Gregor Ilg	Officer	September 12, 1968
Vanessa de Souza Lobato Barbosa	Officer	December 24, 1968

Below are the biographies of the members of our board of directors and board of officers.

Members of the Board of Directors:

Sergio Agapito Lires Rial. Mr. Rial is Brazilian and was born on July 28, 1960. He was Chief Executive Officer of Marfrig Global Foods S.A., and is a member of the board of directors of Cyrela Brazil Reality S.A. His professional career includes the posts of Vice-President, Executive Officer and World Chief Financial Officer of Cargill. He was also a member of the board of directors of Cargill for nine years. He was a Managing Director of Bear Stearns & Co., in New York, Officer of ABN AMRO Bank and a member of the board of directors of ABN AMRO Bank in the Netherlands, as well as a member of the board of directors of Mosaic Fertilizers. He is also member of the board of directors of GetNet Adquirência e Serviços para Meios de Pagamento S.A. He has a degree in Law for the Universidade Federal do Rio de Janeiro and in Economics for Universidade Gama Filho, and also has MBA from IBMEC (now Insper) in São Paulo, as well as specializations from Harvard Business School, the Wharton School of Business at the University of Pennsylvania and INSEAD, in France.

Jesús Maria Zabalza Lotina. Mr. Zabalza is Spanish and was born on April 16, 1958. He graduated with a degree in Industrial Engineering and has always worked in the financial markets. In 1982, he started his career at Banco Vizcaya, where he occupied the position of Officer at various locations in Cádiz, Granada, Sevilla and Zaragoza. Six years later, he served as an Officer in the Burgos Region, with BBVA. He followed his career always occupying the highest positions at BBV and right after that at Banco Hipotecário and Caixa Postal, where he occupied the position of General Officer in both entities, which were already part of Argentaria. Starting in 1996, he worked for six years at La Caixa, in Madrid, as Assistant Officer, where he was responsible for the expansion process starting from Cataluña, and where he was also member of the Directive Board. In 2002, he was General Officer of Banco Santander and of the Latin America Division. He also occupied the position of First Vice president of the board of directors of Banco Santander Chile and was a member of the board of directors of Santander Mexico. From 2002 to 2010, he occupied the positions of President of the board of directors of Santander Colombia and of Bancorp, in Porto Rico. He is also Vice president of the Spanish Association of Executives of Finance (also known as AEEF). Today, he occupies the post of our Chief Executive Officer and he is also the Vice-Chairman of our board of directors; Chairman of the board of directors of GetNet Adquirência e Serviços para Meios de Pagamento S.A.; and a member of the board of directors of Universia Brasil S.A.

Conrado Engel. Mr. Engel is Brazilian and was born on May 30, 1957. He holds a degree in Aeronautical Engineering from the Instituto Tecnológico de Aeronáutica. He started his career in 1981 as management trainee of Citibank S.A., where he worked for seven years. From 1992 to 1997 he was the responsible Officer for the business related to credit cards for Banco Nacional-Unibanco. In 1998 he was elected Chief Executive Officer of Financeira Losango. In October 2003 he became responsible for the retail business of HSBC in Brazil and was a member of its executive committee until the end of 2006. From January 2007 to May 2009 he was responsible for the retail business of HSBC in the Asian-Pacific region, in Hong Kong and was also member of HSBC’s steering committee. In May 2008 he was appointed group general manager and took office as Chief Executive Officer of HSBC Brasil in June 2009, where he remained until March 2012. At Santander Brasil he is a Senior Vice President Executive Officer, responsible for our retail business. He is also a member of the risk committee of Santander Brasil, Chief Executive Officer and a member of the board of directors of Santander Leasing S.A. Arrendamento Mercantil, Chief Executive Officer of Aymoré CFI and a member of the board of directors of GetNet Adquirência e Serviços para Meios de Pagamento S.A.

José Antonio Alvarez Alvarez. Mr. Alvarez is Spanish and was born on January 6, 1960. He holds a bachelor’s degree in Administration and Business Economics from Universidad Santiago de Compostela in Spain and a MBA from the University of Chicago’s Graduate School of Business. He started at Santander Spain in 2002 as the head of finance management and in November 2004 he was elected as Chief Financial Officer. He served as Head of the Finance Division of Banco Bilbao Vizcaya Argentaria, S.A. in Spain from 1999 to 2002 and as Financial Officer of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999. He was also Chief Financial Officer for Banco Hipotecario de España, S.A. in Spain from 1993 to 1995 and vice president of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993, and held roles at Banco de Crédito industrial and Instituto Nacional de Industria. He was a member of the board of directors of Banco de Crédito Local S.A. from 2000 to 2002 and Chairman of the European Banking Federation’s Banking Supervision Committee from 2009 to 2012. Today he is the Chief Executive Officer of the Santander Group, a member of the board of directors of Santander Brasil, Santander Consumer Finance, S.A., a member of the Supervisory Board of Bank Zachodni WBK S.A., a member of the Supervisory Board of Santander Consumer Bank AG and Santander Consumer Holding GmbH, and a member of the Supervisory Board of Santander Holdings USA, Inc. up to January 2015.

José Maria Nus Badía. Mr. Badía is Spanish and was born on February 9, 1950. He serves as Chief Risk Officer at Banco Santander, S.A. and has been its Senior Executive Vice-President since January 19, 2015. Mr. Nus Badía served as an Executive Vice President of Risk, Head of Strategic Planning of Risk Division and Executive Director at Banco Santander, S.A. from March 2014 to January 19, 2015. He also served as the Executive Vice President of Santander UK Operations at Banco Santander, S.A. and as the Chief Risk Officer and Executive Director at Santander UK plc from March 17, 2011 to March 1, 2014. He was also the Executive Vice President for Risk at Argentaria and Bankinter, and a member of the board of directors of Banco de Vitoria, Banco de Negocios Argentaria, Banco de Credito Local and Banco de Alicante. He joined Santander UK in 2010 as Executive Director and Chief Risk Officer. He served as an Executive Director and Chief Risk Officer of Banesto. Previously, he was Chief Risk Officer at Banco Español de Credito, S.A., where he was a member of the Board and member of the Executive Committee. He has been an Executive Director at Alliance & Leicester plc since March 17, 2011. He is also a member of the board of Societat Catalana d'Economia.

José de Paiva Ferreira. Mr. Paiva is Portuguese and was born on March 1, 1959. He has a specialization degree in Business Administration from the Fundação Getúlio Vargas, and an MBA from the Wharton School of Business at the University of Pennsylvania. He has worked in the financial markets for more than 40 years. He started to work at Banco Bradesco in 1973 and occupied many different positions. Afterwards, he joined Banco Geral do Comércio, Noroeste and Santander Brasil, where he was Vice president Executive Officer, responsible for the Business, Human Resources, Operations, Technology, Property, Products, Marketing, Credit Cards, Insurance, Leasing and Branch Network. From 2000 to 2001 he occupied the position of e-Business Officer for Latin America, for the American Division of Santander Central Hispano. At the end of 2001, he came back to Brazil in order to work at Banco Banespa as Vice president Executive Officer, responsible for the Operational Resources department. In 2003, he became Vice president Executive Officer responsible for Marketing, Products, and Retail Business for Santander Brasil. In 2008, he became the Chief Executive Officer of Santander Brasil, a position that he occupied until the merger with Banco Real, when he became Senior Vice president Executive Officer, responsible for the Retail Business. In March 2011 he became Director of the Santander’s board of directors, and joined the Board business group based in Los Angeles, California, USA, where his main activities involved technological innovations, and he also acted as Senior Executive Vice President Officer, being responsible for different businesses of the Group. Currently, he is a member of our board of directors, and since July 2013 he also acted as Senior Vice president

Executive Officer, being responsible for the Human Resources, Organization, Property, Proceedings, Operations, Technology and Costs. He is also an Officer of CRV DTVM; Chairman of the board of directors of Santander Leasing S.A. Arrendamento Mercantil; and a member of the boards of directors of GetNet Adquirência e Serviços para Meios de Pagamento S.A., and of Mantiq Investimentos Ltda.

Alvaro Antonio Cardoso de Souza. Mr. Souza is Portuguese and was born on September 5, 1948. He holds a degree in Economics and Business Administration from the Pontifícia Universidade Católica de São Paulo, and attended several specialization courses from a number of American universities, such as the University of Pittsburgh and The Wharton Business School of the University of Pennsylvania. Currently, he is Officer of AdS – Gestão, Consultoria e Investimentos Ltda.; Chairman of the board of directors of Fundo Brasileiro para a Biodiversidade (FUNBIO) and a member of the boards of directors of the following companies and organizations: WWF International Board of Trustees, WWF-Brasil, Duratex S.A., AMBEV and Grupo Libra. He is Certified Officer, accreditation granted to him by Instituto Brasileiro de Governança Corporativa. He was General Officer of Banco de Investimentos Crefisul and Chief Executive Officer of Citibank / Brazil. In the United States, he was globally responsible for Citibank’s Private Banking. Mr. Souza was also Chief Executive Officer of Citibank in Switzerland, Chairman of the board of directors of Banco Crefisul and Credicard in Brazil, besides participating in the board of directors of Citibank Equity Investments (Argentina). He also worked as Senior Advisor for Latin America at Citibank until his retirement in September 2003. He was President of Banco ABC-Roma, an affiliate to Grupo Globo and was on the board of directors of several Brazilian companies, such as Celbrás, Ultraquímica, SPCI Computadores, Signature Lazard, Banco Triângulo, CSU Cardsystems and Gol Linhas Aéreas. He was also member of the board of directors of MasterCard International and President of the American Chamber of Commerce in São Paulo.

Celso Clemente Giacometti. Mr. Giacometti is Brazilian and was born on October 13, 1943. He is an Independent Member of our board of directors, as well as member of our following committees: Audit, Compensation and Nomination, Corporate Governance and Sustainability and Risk. He is President of the Fiscal Council/Audit Committee of Ambev S. A. He worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações, Sabó Autopeças and Votorantim Indústrias. He was a member of the Fiscal Council of CTEEP/ISA – Transmissão Paulista. He was also the CEO of Souto Vidigal, a holding company and family office from 2004 to 2006. He is the managing partner of Giacometti Serviços Profissionais Ltda.. He is co-founder and former board member of IBGC (“Brazilian Institute of Corporate Governance”) and a current member of its Commission Governance and Nomination. He is a member of the CAF (Comitê de Fusões e Aquisições). He holds a degree in business administration from the Faculdade de Economia São Luís and graduated with an accounting sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto. Other advanced and specialization courses – Yale, Insead and IMD.

Marília Artimonte Rocca. Mrs. Marília Rocca is Brazilian and was born on January 31, 1973. She holds a degree in Business Administration from Fundação Getúlio Vargas of São Paulo and an MBA in management from Columbia Business School, New York. She attended the Executive Program – Family in Business at Harvard Business School, in Boston. She began her career in the operations department of Wal-Mart Brasil, serving the company from the beginning of its operations in Brazil until 1998. She managed third-sector organizations for six years and was also the co-founder and general director of Endeavor Brasil, a NGO leader of high-impact entrepreneurship and Fundação Brava, an organization focused on the promotion of public management. She started and developed part of the Family Office of the Lemann, Sicupira and Telles families. She is currently a Vice president at TOTVS and a partner at Mãe Terra and Fibraxx, companies in the natural and organic products segment, where she worked from 2007 until 2012. She was a member of the board of directors of TOTVS from 2001 until 2012, and of Endeavor Brasil from 2005 until 2012. She was also a member of the board of directors of Grupo IBMEC (now Insper) from 2004 to 2008, having been appointed as a member of Insper’s external assessment committee. She was selected for the program Henry Crown Fellowship of Aspen Institute, in which she participated from 2006. In 2011 she was granted the Cláudia Award in the business category. She has been a member of our board of directors since 2012, and since 2013 she is also a member of our corporate governance and sustainability committee.

Viviane Senna Lalli. Ms. Senna is Brazilian and was born on June 14, 1957. She holds a degree in Psychology from the Pontifícia Universidade Católica in São Paulo and she is specialist in Depth Psychology. From 1981 to 1996, she worked as a psychotherapist for adults and children, and as a trainer of therapists in Depth Psychology. In 1994 she founded the Ayrton Senna Institute, the mission of which is the production and application of a wide range of knowledge and innovation for the complete education of children and youth. Ms. Senna is also a member of the following boards of directors and committees: Council for Economic and Social Development (CDES); and Advisory Councils of FEBRABAN; Board of Education of CNI and FIESP; EDP Energias do Brasil S.A., ADVB, World Trade Center (WTC) and “Todos pela Educação;” compensation and nomination committee of Santander Brasil; guidance and social investment committees of Bank Itaú-Unibanco.

Members of the Board of Executive Officers:

Jesús Maria Zabalza Lotina. See “—Members of the Board of Directors.”

Conrado Engel. See “—Members of the Board of Directors.”

José de Paiva Ferreira. See “—Members of the Board of Directors.”

Angel Santodomingo Martell. Mr. Santodomingo is Spanish and was born on November 16, 1965. He holds a degree in Economics and Business with specialization in Finance from the ICADE business school of the Universidad Pontificia Comillas in Madrid and a CFA (Chartered Financial Analyst) from the CFA Society of the United States. As one of our Vice President Executive Officers, he holds the position of Chief Financial Officer and Investors’ Relations Officer. He started at the Santander Group at 2005 as Head of International Developments and Asset Management and then has become globally responsible for the investor relations area. He has worked as Officer of Grupo Fortis and Banesto Bolsa. He has also worked at Usera y Morenés S.V.B. - Sociedade de Valores y Bolsa and Arthur Andersen (now Deloitte). From 1996 to 2008, he occupied the position of Chief Executive Officer of CFA Society in Spain, where he acted as founding member of a nonprofit organization focused on serving the holders of financial analyst accreditation (CFA) and from 2009 to 2014 was Vice President of AERI (Asociación Española de Relaciones con Inversores).

Antonio Pardo de Santayana Montes. Mr. Pardo is Spanish and was born on November 5, 1971. He holds a degree in Economics and a Law degree from the ICADE school of the Universidade Pontifícia Comillas. As one of our Vice-President Executive Officers, he is responsible for risk management department, having held before the post of Officer responsible for the Risk Credit Recovery area, and Officer of Wholesale Risks and Santander Financiamentos. He was a consultant at PricewaterhouseCoopers from 1995 to 1998, senior risk analyst for Santander Central Hispano/Santander Investment from 1998 to 2000 and senior manager of Monitor Company from 2000 to 2005 and returned to the Santander Group in 2005 as Associate Officer in the Wholesale Risks area, where he remained until 2009, when he came to work in Brazil. He is also Executive Officer of Atual Companhia Securitizadora de Créditos Financeiros.

Carlos Alberto López Galán. Mr. Galán is Spanish and was born on November 6, 1962. He holds a Bachelor’s Degree in Business Economics Science from Universidad Autónoma de Madrid in Spain and a Master’s Degree in Financial Markets from Universidad Pontifícia Comillas in Spain. As one of our Vice President Executive Officers, he is responsible for the financial area. He started at the Santander Group as an analyst in 1986, and in 1995 he became responsible for the controller department for Santander Financial Products. From 1997 to 1999 he served as vice president of Santander Investment Mexico. Mr. Galán also served from July 1999 to August 2006 as Chief Financial Officer and Officer of Operations in Santander Mexico. He also served as a board member for the Grupo Financeiro Santander Serfin and for the following companies: Altec (currently Isban), Universia, Proaquanima, Banco Santander Mexico, Casa de Bolsa, Afore S. Mexico, Gestora S. Mexico and Aseguradora S.A. He served as Chief Financial Officer of Santander Brasil from 2006 to 2014. He is also Chief Executive Officer of Banco Bandepe S.A., Executive Officer of Atual Companhia Securitizadora de Créditos Financeiros, Executive Officer of Aymoré Crédito e Financiamento S.A. and Administrative Officer of Norchem Participações e Consultoria S.A., as well as a member of the board of directors of Santander Leasing S.A. Arrendamento Mercantil. He is also Director of Santander Brasil Establecimiento Financeiro de Crédito S.A.; alternate member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil and of Companhia de Crédito, Financiamento e Investimento RCI Brasil; as well as a member of the board of directors of GetNet Adquirência e Serviços para Meios de Pagamento S.A. and of Mantiq Investimentos Ltda.

Carlos Rey de Vicente. Mr. Rey de Vicente is Spanish and was born on February 20, 1974. He graduated in Law from the Universidad Complutense de Madrid, and he became a member of the Colégio de Abogados de Madrid since 1997. In 2010 he started to work at Banco Santander Spain, where he was responsible for the strategy and planning of the banks Santander México, Chile, Argentina, Puerto Rico, Uruguay, Peru and Colombia. Besides that, he served as member of the directive committee in the Americas Division. From 2001 to May 2010, he was a partner of McKinsey & Co., where he was responsible for heading several projects on strategic consulting. His activities were always concentrated on banking matters and insurance, besides acting on team management. Before, he worked as a lawyer in two different offices, where at one of them he was partner and founder, dealing mainly with insurance and civil responsibility. Today, he is our Vice President Executive Officer responsible for the Strategy, Quality and Corporate Matters department. He is also a member of the board of directors of Santander Leasing S.A. Arrendamento Mercantil.

Ignacio Domínguez-Adame Bozzano. Mr. Bozzano is Spanish and was born on August 20, 1968. He holds a degree in Economics and Business Sciences with specialization in Finance from Universidad Complutense de Madrid. He also holds an MBA from the University of Houston. He joined the Santander Group in 1994, initially developing activities in the area of GB&M and with a focus on M&A, Project Finance and Leveraged Finance teams. From August 2006 to February 2007 he served as a Managing Officer at Banco Santander Central Hispano, SCH Investment (Spain), where he was responsible for the area of structured transactions. From February 2007 to April 2009 he served as a Managing Officer at Banco Santander Central Hispano. From 1991 to 1992, he worked in the department of investment analysis of Dragados y Construcciones S.A. (Spain). As an Executive Vice President Officer, he is responsible for our global wholesale banking operations, including GB&M. He is also an Executive Officer of Santander Securities Services Brasil DTVM S.A. and Officer of Santander Participações S.A.

João Guilherme de Andrade So Consiglio. Mr. Consiglio was born in São Paulo, on December 7, 1968. He holds a degree in Economics from Universidade de São Paulo and a Post Laurea from Universitá Degli Studi di Genova, Italy, Facoltá di Economia e Commercio. As an Executive Vice President Officer, he is responsible for corporate clients. He was an economist at Bunge (Serfina S.A. Adm. e Participações) from 1990 to 1994, a manager of the economics department of Santista Corretora S.A. CVM from 1994 to 1995 and has been with Santander Brasil (ABN AMRO/Banco Real) since 1995. He started as a corporate banking manager, then assumed corporate development and private equity functions until 2005, when he became responsible for product management and development in Brazil. He became head of global transaction products in Brazil in 2008, and in 2010 assumed his current responsibilities. He served as a member of the board of directors at CBSS (Visa Vale) until 2008, and as a member of the board of directors of Câmara Interbancária de Pagamentos and a member of the Conselho Superior of FUNCEX until 2010. He is also a member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil and representative of Banco Santander on the board of directors and consultative council of Associação BRAIN – Brasil Investimentos & Negócios.

Juan Sebastian Moreno Blanco. Mr. Blanco was born on December 17, 1964, in Spain. He graduated in Business Administration from the University of Houston. From 1987 to 1994 he worked at Bankinter as Commercial Officer, responsible for the commercial area as well as for the Enterprises segment in Santander. From 1994 to 1997 he worked as Project Officer in the financial system of Mexico and Brazil, for Booz, Allen & Hamilton in Mexico. He joined the Santander Group in 1997, where he served as Executive Officer of Companies and Institutions, after which he became Executive Officer of Business Development at Banco Santander Mexico, with responsibility for activities in the area of products of the bank. In 2006, he became responsible for the segments of Large Enterprises, Corporate, Institutional and High Income in Latin America, in addition to leading the product areas for the countries of Latin America (Comex, Cash Management, Payroll, etc.). From 2008 to 2010, he performed the role of Chief Executive Officer of Banco Santander – Puerto Rico. As of 2010, he occupied the position of Vice president of the Commercial area of Banco Santander Mexico, with responsibility for the business areas. At that time, he was also a member of the management committee, steering committee, ALCO, finance committee and risk committee. As a Vice President Executive Officer, he is responsible for the commercial area.

Manoel Marcos Madureira. Mr. Madureira is Brazilian and was born on December 30, 1951. He holds a Bachelor’s Degree in Mechanical Engineering from the Taubaté University in São Paulo and a degree in Administration from the Tokyo International Center in Japan. From 1976 to 2005 he worked in the automobile sector, as Institutional Relations and Communication Officer at Fiat Automóveis and Mercedes Benz do Brasil. From 1998 to 2005 he was also Vice President of the Associação de Fabricantes de Veículos Automotores and President of the Associação de Engenharia Automotora. In 2006 he was elected as Vice president of Corporate Affairs of Santander Brasil and in 2007 he was put in charge of the Vice Presidency of the Federação Brasileira de

Bancos. In 2008 he was transferred to Santander Spain, as Communication and Public Policy Officer for Latin America, where he remained until September 2012. In October 2012 he returned to Brazil as Executive Officer to be in charge of the Corporate Communication and Institutional Relations Departments of Santander Brasil, and he is currently the Vice President Executive Officer of Communication, Marketing, Institutional Relations and Sustainability. He is also an Officer of Universia Brasil S.A.

Oscar Rodriguez Herrero. Mr. Rodriguez is Spanish and was born on October 4, 1971. He holds a Bachelor’s Degree in Business Administration from the Colégio Universitário de Estúdios Financieros in Madrid, Spain and an MBA from Northwestern University’s Kellogg School of Management in Chicago, Illinois. As one of our Vice President Executive Officers, he is the head of the new business department, including the joint-venture with Banco Bonsucesso. In between years 2006 and 2014, he was the Vice President Executive Officer of risk management of Santander Brasil responsible for management and control of credit risks for retail and wholesale, as well as market and operational risks. He served as an analyst of credit risk for the Santander Investment business in Brazil, Chile and Argentina based in Spain from 1994 to 1998. He was a consultant at McKinsey & Co in the United States and Spain from 2000 to 2004. He also served as Credit Risk Officer of the wholesale banking and corporate areas of Santander Brasil from 2004 to 2006. Currently, he is the Chief Executive Officer of Atual Companhia Securitizadora de Créditos Financeiros, an Executive Officer of Banco Bandepe S.A., Aymoré CFI and officer of Santander Participações S.A., Santander Leasing S.A. Arrendamento Mercantil and Santander Brasil Advisory Services S.A. He is also a member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil, Companhia de Crédito, Financiamento e Investimento RCI Brasil, Light Serviços de Eletricidade S.A. and Chairman of the board of directors of Mantiq Investimentos Ltda.

Fernando Díaz Roldán. Mr. Roldán is Spanish and was born on October 7, 1965. He holds a Bachelor’s Degree in Physics and a specialization degree in Applied Physics from Universidad Autónoma de Madrid. He also holds a postgraduate degree in Business Management from IESE Business School, Universidad de Navarra. He started his career working in Hewlett Packard. From 1996 to 2001 he worked for IT companies such as British Life SAE and Ibéria SA SITEL Teleservices. In 2001 he joined Grupo Endesa, where he worked as General Officer/Operations Officer of Mundívia and Corporate Infrastructure Officer, of the telecommunication and systems division. In 2006 he was invited to join the Santander Group, as Corporate Services Officer of Produban Serviços de Informática S.A., where he managed production services for business global units of the Group (GB&M, Asset Management, Insurance and Credit Cards), as well as corporate projects and competency centers. In 2008, he began to direct Produban’s operations, in Brazil, as Executive Officer for the Santander Group. He actively participated in the integration of Santander and Banco Real and he was also responsible for the technological infrastructure operation of Santander Group in Brazil, Chile and Argentina. Since the end of 2012, he has been responsible for the Technology department in Santander Brasil, acting as CIO – Chief Information Officer.

José Alberto Zamorano Hernandez. Mr. Zamorano is Spanish and was born on May 9, 1962. He holds a degree in Business Administration from the Universidad Complutense de Madrid. In 1991, he began his career in Santander Group as manager of the internal audit area from 1995 to 2002, where he was responsible for the credit risk audit in regional units of Galícia, Alicante and Castilla La Mancha. From 2002 to 2005, he was superintendent of internal audit of Santander Brasil and from 2005 to 2010, he was an Executive Officer of internal audit in Grupo Financeiro Santander México. As one of our Executive Officers, he has been responsible for our internal audit area since 2011.

José Roberto Machado Filho. Mr. Machado is Brazilian and was born on August 25, 1968. He holds a degree in Electrical Engineering from Faculdade de Engenharia Industrial in São Paulo and has a master’s degree in business, economics and finance from the Universidade de São Paulo. He was an engineer for Keumkang Limited from 1990 through 1991, a foreign exchange manager from 1992 through 1995 and a manager of emerging markets trading desk from 1992 through 1996 of Banco CCF Brasil S.A. He was also an Executive Officer of Banco Rabobank Internacional Brasil S.A. from 1998 through 2003 and was an Executive Officer of Banco Real from 2003 to 2009. Currently, he is responsible for the commercial network of Rio de Janeiro and Espírito Santo. He is also an Executive Officer of Banco Bandepe S.A. and Santander Securities Services Brasil DTVM S.A., as well as an Officer of CETIP.

Maria Eugênia Andrade Lopez Santos. Ms. Santos is Brazilian and was born on January 23, 1966. She holds a degree in Economics from the Universidade Federal da Bahia and a specialization degree from Fundação Getúlio Vargas. As one of our Officers, she is responsible for Private Segments (Private Banking, Select, Van Gogh and

Individual), Investments and Insurance (Equity Management). She also serves as a Chief Executive Officer of Santander Brasil Advisory Services S.A. and of SANCAP Investimentos e Participações S.A.

Amancio Acúrcio Gouveia. Mr. Gouveia is Brazilian and was born on March 31, 1963. He holds a degree in Accounting from the Universidade Santa Úrsula. As one of our Officers, he has been acting as a controller working in accounting and fiscal management of our companies since 2001. He was an audit manager for KPMG until 1991, accounting manager of Unibanco – União de Bancos Brasileiros S.A. from 1991 to 1999, deputy superintendent of BankBoston Banco Múltiplo S.A. from 1999 to 2001. He is also an Officer of Santander Leasing S.A. Arrendamento Mercantil, an Executive Officer of Atual Companhia Securitizadora de Créditos Financeiros, Santander Capitalização S.A., Aymoré CFI, Banco Bandepe S.A., Evidence Previdência S.A. and of SANCAP Investimentos e Participações S.A. He is also administrator of Santander Brasil Administradora de Consórcio Ltda. member of the Fiscal Council of Companhia Energética de São Paulo and an effective member of the Fiscal Council of Redentor Energia S.A.

Ana Paula Nader Alfaya. Ms. Nader is Brazilian and was born on August 7, 1971. She holds a degree in Publicity and Advertising from the Universidade Paulista in São Paulo and a specialization degree in communications from the Escola Superior de Propaganda e Marketing. From 1996 to 1997, she served as Marketing and Internal Communication Manager, at Unibanco. She served as Credit Card’s Communication Manager from 1997 to 1998 at BankBoston and after that, as Strategy and Planning Marketing Manager, from 1998 to 2000, still at BankBoston. She served as Planning Marketing and Research Manager, from 2000 to 2003 at ABN AMRO, and as Retail Marketing Manager, from 2003 to 2004, and in the same year she became a superintendent of Strategy Marketing Department for retail. From 2005 to 2010 she served as Executive Superintendent of the Brand, Research and Marketing Department and, since 2011 as Senior Executive Superintendent of Brand and Marketing department and since 2012 as Officer of the Brand and Marketing department.

Cassio Schmitt. Mr. Schmitt is Brazilian and was born on April 23, 1971. He holds a degree in Economics from the Universidade Federal do Rio Grande do Sul, a Master’s Degree in Corporate Economics from the Fundação Getúlio Vargas in São Paulo and a MBA from the Sloan School of Business, Massachusetts Institute of Technology (MIT). He was treasury economist of Banco de Crédito Nacional S.A. from 1995 to 1996, and senior economist for UNIBANCO – União de Bancos Brasileiros S.A. from 1996 to 1999. He was an associate of the leveraged finance team of UBS Warburg in 2000, project finance superintendent of UNIBANCO from 2001 to 2003 and corporate banking superintendent of UNIBANCO Representative Office in New York from 2003 to 2004. He was a superintendent in the M&A/Project Finance team of Santander Brasil in 2004, and became responsible for project finance in Brazil in 2005 and also for the areas of acquisition finance and syndicated lending in 2010. From 2011 to 2012, he became responsible for the GB&M clients Risk Department, and up to 2014 he was responsible for the Global Transaction Banking. Today he is the Officer responsible for Credit Recovery Business.

Cassius Schymura. Mr. Schymura is Brazilian and was born on February 19, 1965. He holds a degree in Electrical Engineering from the Pontifícia Universidade Católica of Rio de Janeiro and an MBA from the Fundação Dom Cabral. As one of our Officers, he is responsible for the Cards and Loans Products and Services area. He was the investment products analyst for Banco Nacional S.A. from 1989 to 1991, products and marketing manager of Cardway Processamento from 1991 to 1994, products manager of Cartão Nacional from 1994 to 1996, marketing and products supervisory manager of Unicard Banco Múltiplo S.A. from 1996 to 1999, a senior associate at Booz Allen & Hamilton in 1999, Chief Executive Officer of Ideiasnet S.A. in 2000, a member of the board of directors from 2000 to 2001, the general manager of SOFTCORP from 2001 to 2004 and has been part of Santander Group since 2004. He is also an Officer representing ABECS, Chief Executive Officer of Santander Securities Services Brasil Participações S.A. and a member of the board of directors of Super Pagamentos e Administração de Meios Eletrônicos S.A.

Ede Ilson Viani. Mr. Viani is Brazilian and was born on September 5, 1967. He holds a degree in Accounting and a MBA from Insper. He was an auditor at Banco Itaú S.A. from 1986 to 1990, and a senior auditor at BankBoston S.A., as well. He worked for 17 years at BankBoston acting in sequence as Officer of Loans and Products and Officer for the banking sector aimed at small and medium companies. He joined Santander Brasil in 2007 as Officer for Small and Medium Business Banking. He was the Officer responsible for Retail Banking Risk Management from July 2010 to 2014. As one of our Officers, he is currently responsible for the Corporate Business, in Segments Companies and Institutions, with responsibilities including segmentation, products and customer management and commercial activity.

Eduardo Müller Borges. Mr. Borges is Brazilian and was born on September 12, 1967. He holds a degree in Business Administration from the Pontifícia Universidade Católica of São Paulo. He joined the Santander Group in 2005, and is responsible for the Credit Markets Group, which includes Financing of Projects, Acquisitions, Syndicated Lending, debt capital markets and investment of our equity in renewable energy projects, within the GB&M. He was an International Trade Manager and then an International Capital Markets Senior Manager of the First National Bank of Boston, São Paulo from 1993 to 1996, Vice President in emerging markets syndicated loans of BancBoston Robertson Stephens Inc. in Boston, Massachusetts from 1996 to 1999, a Director of BankBoston Banco Múltiplo S.A. from 1999 to 2000, Capital Markets Vice President of Banco JP Morgan S.A. from 2000 to 2002, Capital Markets Vice President of Santander Brasil from 2002 to 2004, an Officer of ING Bank N.V. São Paulo from 2004 to 2005 and has been working at Santander Brasil again since 2005. Currently he is a member of the executive committee of the GB&M Division in Brasil.

Flávio Tavares Valadão. Mr. Valadão is Brazilian and was born on July 1, 1963. He holds a degree in Electrical Engineering from the Escola de Engenharia Mauá, an Accounting and Finance Degree from IBMEC (now Insper) and a Master’s Degree in Electrical Engineering from the University of Lille in France. As one of our Officers, he is responsible for the Corporate Finance area at Santander. He was a Corporate Finance Officer for Banco Paribas from 1990 to 1998 and joined Banco Real in 1998.

Gilberto Duarte de Abreu Filho. Mr. Abreu is Brazilian and was born on August 7, 1973. He holds a degree in Production Engineering from the Universidade de São Paulo and an MBA from the Massachusetts Institute of Technology, in Massachusetts. As one of our Officers, he is responsible for the Mortgage Financing. Before joining Santander Brasil, he was a Senior Manager at McKinsey & Company, leading projects in both the financial and retail areas. He is also the Chief Executive Officer of Webcasas S.A., Vice President of ABECIP, and a member of the board of directors of CIBRASEC.

Javier Rodriguez de Colmenares y Alvarez. Mr. Rodriguez de Colmenares is a Spanish citizen, born on April 1, 1977. He graduated in Law and Economics & Business Administration at the ICADE business school of the Universidad Pontificia Comillas in Madrid and obtained a Master’s Degree in Investment Banking & Financial Markets from the School of Finance of Banco Bilbao Vizcaya Argentaria (“BBVA”). He joined the Project Finance Department at BBVA in 2001 and in 2005 joined the Santander Group to hold the global position responsible (Europe and the Americas) for TMTs and Logistics within the Structured Finance Unit at the Investment Bank (Santander Investment and later GB&M). He was later named to lead the infrastructure sector at the same business unit and then promoted as Global Officer of Project & Acquisition Finance for the whole Santander Group, based in Madrid. In November 2009 he was named Chief Credit Officer for Specialized Finance & Structured Products (Derivatives) in the Risk Management Division, acting as a permanent member of the global wholesale risk committee and the structured products risk committee, as well as the global sustainability committee chaired by the Santander Group’s Chief Executive Officer. As one of our Officers, he is responsible for the GB&M Risk (Santander Global Banking & Markets) and Corporate (Wholesale) units.

Jamil Habibe Hannouche. Mr. Hannouche is Brazilian and was born on June 23, 1960. He holds a degree in Mechanical Engineering from the Universidade Mogi das Cruzes. He holds a specialization degree in Finance from Faculdade Dom Cabral, and a Master’s Degree in Business Management from IBMEC (now Insper), as well as a Master’s Degree in Pedagogy from Dom Domenico. As one of our Officers, he is responsible for the Universities area, including Universia Brasil S.A.’s management. He was an Officer of Banco Nacional S.A. from 1983 to 1995, and an Officer of Unibanco - União de Bancos Brasileiros S.A. from 1995 to 2000.

Jean Pierre Dupui. Mr. Dupui is Brazilian and was born on September 23, 1968. He holds a Bachelor’s Degree in Economics and a specialization degree from Boston University. Today, he is responsible for the Corporate & Investment Bank unit of Santander Brasil. From 1992 to 1998 he worked at the structured finance and trade finance department of Lloyds TSB Group in São Paulo and London. From 1998 to 2001 he worked at the structured finance department of Citigroup Brasil. From 2001 to 2004 he worked for BBVA Brasil in the debt capital markets department. From 2004 to 2006 he was a Corporate Finance Officer at Citigroup New York and São Paulo. He started his career in Santander Group in 2006, where he took charge of the Credit Markets department of Santander Brasil. From 2009 to 2012 he was responsible for Global Transaction Banking of Santander in Madrid.

Luiz Felipe Taunay Ferreira. Mr. Taunay Ferreira is Brazilian and was born on March 18, 1967. He holds a degree in Business Administration from the Fundação Getúlio Vargas, a degree in economics from the Universidade de São Paulo and a Master’s Degree in Economics from the Universidade de São Paulo. He is also a CFA charter holder. As one of our Officers, he works in the investors relations department. He was a trader for Banco ING Brasil from 1994 to 1996 and Head of Equity Derivatives Market Risk Management at ING Barings, London from 1996 to 1998. He joined Banco Real in 1998 and has been with Santander Group ever since. During this period, he was primarily responsible for the market risk area, in Brazil and Latin America and later responsible for the "Asset & Liability Management" department. He is also Executive Officer of Aymoré CFI and Banco Bandepe S.A.

Mara Regina Lima Alves Garcia. Ms. Garcia is Brazilian and was born on December 28, 1966. She holds a Bachelor’s Degree in Law from the Centro Universitário das Faculdades Metropolitanas Unidas, a specialization degree in Financial Law from the IBMEC (now Insper), and has a Master’s Degree in International Economic Law from the Pontifícia Universidade Católica de São Paulo. She was Legal Manager of Banco Inter-Atlântico S.A. from 1996 to 2000 and a Senior Lawyer of Banco Itaú BBA S.A. from 2000 to 2006. She joined Santander Brasil in 2006 as Executive Superintendent of the Legal Wholesale area. As one of our Officers, she is responsible for the corporate affairs, legal and compliance area. She is also an Executive Officer of Banco Bandepe S.A., a member of the legal committee of FEBRABAN and ABBI.

Marcelo Zerbinatti. Mr. Zerbinatti is Brazilian and was born on February 5, 1974. He holds a degree in Business Administration from Centro Universitário das Faculdades Metropolitanas Unidas, a specialization degree in Negotiation from Fundação Getúlio Vargas and holds a Master’s Degree in Planning from Pontifícia Universidade Católica de São Paulo. He worked at Banco Bradesco S.A. from 1988 to 1992 as Head of Service, at Bank Boston from 1992 to 1994 as Coordinator of Foreign Exchange, and at Banco Real from 1994 to 2006 as Project Superintendent. From 2006 to 2008 he served as our Senior Organization Executive Superintendent responsible for Process, Projects and Management of Changes. From 2008 he became responsible for the coordination of the Integration Office, and from 2011, he became an Officer, responsible for the Organization, Technology and Processes Department, called Organization and Efficiency Department, from 2012. From October 2013, he became responsible for the Strategic Department. From 2015, he became responsible for the Quality and Customer Experience Department.

Marcio Aurelio de Nobrega. Mr. Nobrega is Brazilian and was born on August 23, 1967. He holds a degree in Business Administration and economics from the Faculdade Santana and business extension at IESE Business School. As one of our Officers, he is responsible for the technology and operations for Global Businesses and Asset Management Back Office. He joined Banco Real in 1982 and has been working for Santander Brasil ever since. He is an Officer of Santander Securities Services Brasil DTVM S.A. and Santander Securities Services Brasil Participações S.A.

Mario Adolfo Libert Westphalen. Mr. Westphalen is Brazilian, and was born in July 9, 1968. He graduated in Electrical Engineering from the University of Brasilia in 1992. He started his career at Telecommunications Market where he served for more than five years as Director of Autotrac SA, Qualcomm Inc. and Piquet Participations. In 1998, he served as a Special Advisor to the Ministry of Development, Industry and Trade of Brazil. From 1999 to 2001, he held the role of Senior Consultant at K2 Achievements consulting. From 2001 to 2003 he served as Executive Director and partner of Concrete Solutions, a company which provides IT services. In 2004, he joined Santander Brasil, where he served as Superintendent of the Property and Facilities area until 2007, and then and until 2009 as Senior Executive Superintendent of corporate resources. From 2010 to 2013 he served as Officer of Operations at Santander Global Facilities, in the U.S., being responsible for the implementation and operation of that company in the U.S. As one of our Officers he is responsible for cost management, organization and efficiency.

Mauro Cavalcanti de Albuquerque. Mr. Cavalcanti is Brazilian and was born on October 3, 1969. He graduated with a BSc Engineering University of Exeter, in England, in 1991, and a Masters’ Degree in Business Administration from IMD in Lausanne, Switzerland, in 2003. He began his career in BankBoston, passing through the positions of Trainee, Hedging Operations Manager and Correspondent Banking Manager, from 1992 to 1994. In 1995 and 1996, he was a trader and served on the sale of structured derivatives at JP Morgan in São Paulo and New York. He was hired in 1997 and 1998 by BankBoston Securities, Inc., in Boston, to perform loan structuring activities in Latin America. He has been a part of Santander Brasil since 1999, having served as an executive in corporate sales, treasury, international division, Project Finance and Global Transaction Banking departments. As our Officer, he is responsible for the Global Transaction Banking area. He is a Director of Câmara Interbancária de Pagamentos.

Mauro Siequeroli. Mr. Siequeroli is Brazilian and was born on March 24, 1957. He holds a degree in Business Administration from Fundação Getúlio Vargas and a specialization degree in Industrial Resources and General Administration also from Fundação Getúlio Vargas. As one of our Officers, he is responsible for the corporate resources area. He was an Operations Officer for Banco Crefisul S.A. from 1985 through 1994, an Operations Officer and subsequently a Products Officer for Banco BMC from 1995 to 1998, an Operations Officer for Banco Bandeirantes S.A. from 1999 to 2000 and joined Santander Brasil in 2001. He is also an Executive Officer of Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros.

Nilton Sergio Silveira Carvalho. Mr. Nilton Carvalho is Brazilian and was born on January 1, 1957. He holds a Bachelor’s Degree in Electric Production Engineering from the Faculdade de Engenharia Industrial. He has been engaged in the banking business since 1981. From 1981 to 2005 he worked at Unibanco in several different departments. From 2005 to 2008, he served as Operations Officer at Olé Financiamentos. From 2008 to September, 2009, he was responsible for the Organization department at Santander Brasil. From October 2009 to October 2012 he was responsible for the operation structure at Aymoré CFI. Today, as an Officer of Santander Brasil, he is responsible for the Operations department, and he is also Executive Officer of Aymoré CFI, Santander Capitalização S.A. and Evidence Previdência S.A., member of the board of directors of TecBan, Deputy Director of Companhia de Arrendamento Mercantil RCI CFI and for Companhia de Crédito, Financiamento e Investimento RCI Brasil, and he is a member of the board of directors of Webmotors and Officer of Santander Brasil Administradora de Consórcio Ltda.

Ramón Sanchez Díez. Mr. Sánchez is Spanish and was born on October 29, 1968. He holds a degree in Economics from the Universidad Autónoma de Madrid and has completed an Advanced Management Program at the Wharton School of Business at the University of Pennsylvania. As one of our Officers, he is responsible for our Payroll Customers business. He served as a Financial Analyst and Portfolio Manager for Santander Brasil’s New York branch from 1992 to 1997 and as an Officer for Strategy and Analysis for Latin American banks at Santander in Madrid from 1997 to 2003. He was an Officer for Strategy and Investor Relations for Santander Brasil from 2004 to 2006, Head of Customer Acquisition from 2007 to 2009, was in charge of our retail banking channels (call center, internet, mobile and ATM) from 2009 until 2011 and before his current position was the Head of Retail Commercial Planning and Communication. He was President of the Spanish Chamber of Commerce of Brazil, between 2006 and 2009.

Reginaldo Antonio Ribeiro. Mr. Ribeiro is Brazilian and was born on May 19, 1969. He holds a degree in Economics from the Universidade Estadual de Campinas, an Accounting degree from the Universidade Paulista and an MBA from the FIPECAFI of the Universidade de São Paulo. As one of our Officers, he is responsible for tax issues and Accounting Standards. He served as a manager for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1990 to 2001. He was also a member of the Fiscal Council of Companhia Energética de São Paulo and AES Tietê from 2002 to 2006. He is member of the management of the following companies: Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros; Aquanima Brasil Ltda.; Atual Companhia Securitizadora de Créditos Financeiros; Santander Participações S.A.; Santander Securities Services Brasil Participações S.A.; Santander Brasil Advisory Services S.A. and Norchem Participações e Consultoria S.A.

Roberto de Oliveira Campos Neto. Mr. Neto is Brazilian and was born on June 28, 1969. He holds a Bachelor’s Degree in Economics and a specialization degree in Economics with a focus on Finance from the University of California, Los Angeles (“UCLA”). He worked at Banco Bozano Simonsen from 1996 to 1999, where he served as Operator of Derivatives of Interest and Foreign Exchange (1996), Operator of External Debt (1997), Operator of the Area of Stock Exchanges (1998) and Head of the Area of International Fixed Income (1999). From 2000 to 2003 he worked as Head of the International Area and Fixed Income at Santander Brasil. In 2004 he served as Portfolio Manager of Claritas. He joined us in 2005 as Operator and in 2006 he was Head of the Trading Desk. In 2010, he became responsible for the Proprietary Trading and Market Making Local & International. He is currently also responsible for our treasury function.

Ronaldo Yassuyuki Morimoto. Mr. Morimoto is Brazilian and was born on May 5, 1977. He holds a Bachelor’s Degree in Economics from the School of Economics of the Universidade de São Paulo. He has been responsible for the area of Assets and Liabilities Management (“ALM”) / Financial Management. He is also Vice president of Banco Bandepe and Executive Officer of Aymoré CFI. He joined Santander Brasil in 2001, working in different areas such as Governments & Institutions, Products, Finance & Accounting, Basel II Project and Wholesale Financial Control. He began his career at Banco América do Sul in the area of Credit Risk in 1998, then worked at Citibank S.A. from 1998 to 2000 and AT&T Latin America from 2000 to 2001.

Sergio Antonio Borriello. Mr. Borriello is Brazilian and was born on April 15, 1964. He holds a Bachelor’s Degree in Accounting Sciences, from the Pontifícia Universidade Católica in São Paulo. Graduation currently in progress in Finance from FGV and in Philosophy. He started his career in 1982, at KPMG Peat Marwick, where he worked for five years, until reaching the position of Senior Auditor. From 1987 to 1998 he worked at Citibank N.A., where he served in many financial areas, such as Fiscal, Accounting Policies and Management Information. From 1993 to 1996 he served in Treasury Risk, and from 1996 to 1998 in the Financial area, as Controller. From 1998 to 2002 he worked at Citibank – Colombia, as Chief Financial Officer, where he had additional responsibilities related to Internal Audit, Compliance and Market/Liquidity Risks. From 2002 to 2004 he worked at ABN AMRO, where he served as Chief Financial Officer, being responsible for all the businesses units. Besides that, he was responsible for the Accounting Policies, and for the implementation of the IFRS Project and U.S. GAAP. After, from 2005 to 2008, he worked at Banco IBI, where he acted as Chief Financial Officer, in addition, he occupied a statutory position, approved by SUSEP. From 2012 to 2013, he served as Officer of Tecnisa S.A., where he was responsible for the implantation of the Shared Services Center. Currently, he is our Officer with responsibility for the Technology and Operational Means for the Financial Area and Risks, in addition to performing the functions of Chief Data Officer.

Sérgio Gonçalves. Mr. Gonçalves is Brazilian and was born on August 7, 1956. He holds a degree in Economics from Fundação Armando Álvares Penteado, São Paulo, with an International Executive MBA degree from the Universidade de São Paulo. Since November 2000, he has been one of our Officers, and he is currently responsible for the Government & Institutions departments. He worked as Corporate Banking Officer for 16 years (from 1979 to 1994) at Banco Crefisul, associate of Citibank. From 1995 to 2000, he was Products Officer at Banco Nossa Caixa (now, Banco do Brasil S.A.).

Thomas Gregor Ilg. Mr. Ilg is Brazilian, and was born on September 12, 1968. He holds a Bachelor’s Degree in Agricultural Engineering from the Universidade Estadual de Campinas, and a postgraduate diploma in Business Administration from the Fundação Getúlio Vargas. He has been engaged in the financial markets for almost 25 years, including 14 years with Santander Brasil and 10 years with The First National Bank of Boston, where he first joined as a Trainee in the Risks and Business areas. At Santander Brasil he was responsible for the Corporate Banking Business until the beginning of 2007 when he joined our Treasury Division to develop an area designed to distribute derivatives to the Middle Market, Private Banking and Retail Business in general. At the end of 2008 he moved to the Credit Division to manage the Corporate Banking Risk Area, and now, as an Officer, he is responsible for our retail risks function.

Vanessa de Souza Lobato Barbosa. Ms. Barbosa is Brazilian, and was born on December 24, 1968. She holds a Bachelor’s Degree in Business Administration from Pontifícia Universidade Católica de Minas Gerais, and a specialization degree in Marketing at Universidade Federal de Minas Gerais. From 1992 to 1995 she served as Marketing Local Manager at Banco Nacional. She also worked at Unibanco, in Recife (Brazil), from 1995 to 1999. In 1999 she started to work for Banco Santander, where she worked as General Manager of the Recife branch office. From 2001 to 2006 she served as Local Superintendent, where she was responsible for one of the Retail’s Locals, with head office in Belo Horizonte, covering the states of Minas Gerais, and Goiás, as well as Brasília, and the states of the Northeast. From 2006 to 2013, Ms. Barbosa became Executive Superintendent of branch network, with responsibility for important cities such as: Campinas, Jundiaí, Sorocaba, Piracicaba, Limeira and Americana. As one of our Officers, she is currently responsible for the Human Resources area.

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

Shareholders at the general shareholders meeting held on April 30, 2014 set compensation for our directors and executive officers at a total of up to R$300 million. The meeting of the board of directors held on February 26, 2014 approved compensation for the audit committee in the amount of R$3 million for a twelve-month period beginning on March 18, 2014. For the above mentioned twelve-month periods, members of our board of directors and executive officers received a total of approximately R$178.8 million and members of our audit committee received a total of approximately R$2.3 million. The total amount of contributions for pension plans of our board of executive officers in 2014 was R$3.8 million.

The criteria for granting and paying variable compensation vary according to the activities performed by the different areas and, therefore, payment of the variable compensation may differ depending on the department and activities performed by each member. Pursuant to Brazilian law, variable compensation is required to be compatible with the financial institution’s own risk management policies. At least 50% of variable compensation must be paid in stock or stock-based instruments and at least 40% of variable compensation must be deferred for future payment by at least three years. These rules are effective as from January 1, 2012.

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

Compensation Plan Overview

We have three programs for long-term compensation: the Deferral Program, the Local Long-Term Incentive Program (the Stock Option Plan, or “SOP,” and the Performance Share Plan, or “PSP”) and the Global Long-Term Incentive Program (PI09, PI10/PI11/PI12/PI13 and PI14).

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

Pursuant to Brazilian Law, payments made under the Deferral Program are subject to total or partial cancellation, or claw back, in cases of: (i) our unsatisfactory financial performance (financial results audited lower than defined in our business plan or loss in the period); (ii) failure to comply with internal policies, especially policies for risk management (with the need for reclassification of operations or revision of provisions); (iii) substantial change in our financial condition, unless arising from changes in accounting standards (damages, financial loss); or (iv) significant changes in our capital base.

We renew and update our Deferral Program every year. As of 2014, we had four plans outstanding: one for each fiscal year: 2011, 2012, 2013 and 2014. As of December 31, 2014, we recorded total expenses of R$91.910 million in connection with our Deferral Program compared to total expenses of R$81.215 million in 2013.

Deferral Program – 2014

Our 2014 plan is divided among two programs:

•	Collective Identified. Statutory Officers and Executives who take significant risks in Santander Brasil and are in charge of the control areas. Deferred compensation will be paid 50% in cash, indexed to 100% of the CDI, and 50% in Units.

•	Collective Unidentified – Employees. Individuals eligible for this program include manager employees and certain of our employees. Deferred compensation will be paid 100% in cash, indexed to 100% of the CDI.

Deferral Program – 2012 and 2013

Our 2012 and 2013 plans are divided among two programs:

•	Collective Identified. Statutory officers and executives who take significant risks in Santander Brasil and are in charge of the control areas. Deferred compensation will be paid 50% in cash, indexed to 100% of the CDI, and 50% in Units.

•	Collective Unidentified – Employees. Individuals eligible for this program include manager employees and certain of our employees. Deferred compensation will be paid 100% in cash, indexed to 110% of the CDI.

Deferral Program – 2011

Our 2011 plan is divided among three programs:

•	Collective Identified. The program is for members of our executive committee and other executives who manage significant risks for us and are responsible for internal control. Deferred compensation will be paid 50% in cash, indexed to 100% of the CDI, and 50% in shares.

•	Collective Unidentified – Statutory Directors. Eligible officers for this program include statutory officers that are not participants in the Collective Unidentified program. Deferred compensation will be paid 100% in our Units.

•	Collective Unidentified – Employees. Individuals eligible for this program include manager employees and certain other of our employees. Deferred compensation will be paid 100% in cash, indexed to 120% of the CDI.

Local Long-Term Incentive Program

In the Local Long-Term Incentive Program, we have two plans for different beneficiaries, a stock option plan, or SOP, and a performance share plan, or PSP. The SOP is an option plan to purchase our Units for our top management, and the PSP is an incentive plan to compensate executives from all our areas. The objective of these plans is to retain our employees’ commitment to long-term results.

As of December 31, 2014, we incurred pro rata daily expenses of R$8.898 million, with respect to the SOP plan and R$2.692 million with respect to the PSP plan. During the period, we recorded a gain under personnel expenses due to fluctuations in the market value of the PSP share plan in the amount of R$1.471 million on a consolidated basis.

Stock Option Plan – SOP

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

Incentive Plan Long Term – SOP 2012

On February 3, 2010, our shareholders approved the grant of the SOP 2012 plan, with an exercise period between June 30, 2012 and June 30, 2014. The number of Units exercisable by the participants under this plan were determined (i) 50% based on total shareholder return, or “TSR,” and (ii) 50% based on the comparison between realized and budgeted net income. The options issued under the plan have an option price of R$23.50 per Unit. On December 31, 2014, there were outstanding options under the plan corresponding to a maximum of 4,903,767 Units.

Incentive Plan Long Term – SOP 2013

On October 25, 2011, our shareholders approved the grant of the SOP 2013 plan, with an exercise period between June 30, 2014 and June 30, 2016. The number of Units exercisable by the participants will be determined according to the TSR. The amount of Units that can be exercised may be reduced if our goals of return on risk-adjusted capital, or “RORAC,” are not achieved based on a yearly comparison between realized and budgeted performance. The options issued under the plan have an option price of R$14.31 per unit. On December 31, 2014, there were outstanding options under the plan corresponding to a maximum of 1,028,425 units.

Incentive Plan Long Term – SOP 2014

On April 29, 2013, our shareholders approved the grant of the SOP 2014 plan, with an exercise period between June 30, 2016 and June 30, 2018. The number of Units exercisable by the participants will be determined according to the TSR. The amount of Units that can be exercised may be reduced if our goals of return on risk-weighted assets, or “RoRWA,” are not achieved based on a yearly comparison between realized and budgeted performance. The options issued under the plan have an option price of R$14.43 per Unit. On December 31, 2014, there were outstanding options under the plan corresponding to a maximum of 10,238,623 Units.

Performance Share Plan – PSP

Our PSP consists of share-based compensation and cash, launched in a three-year cycle.

PSP – Pl14

On February 3, 2010, our shareholders approved the PSP Pl14 plan. Under this compensation plan, participants receive 50% of the plan’s compensation based on shares but settled in cash and 50% in Units, based on TSR and budget profit. On December 31, 2014, there were no Units outstanding under P114.

PSP – 2013

On April 29, 2013, our shareholders approved the PSP 2013 plan. Under this compensation plan, participants receive 100% of the plan’s compensation in Units. The amount of Units received may be reduced if our goals of return on RoRWA are not achieved based on a comparison between realized and budgeted performance in each year, as determined by the board of directors. On December 31, 2014, there were 2,563,416 outstanding Units under the plan.

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

TSR Ranking–SOP

TSR Ranking	SOP(1)	SOP delivery 2014(3)	SOP 2013(2)
	(% of Shares exercisable)
1	50%	100%	100%
2	35%	75%	75%
3	25%	50%	50%
4	0%	25%	0%

(1)	Associated with the TSR, the remaining 50% of shares exercisable refer to the realization of net income versus budgeted profit.

(2)	The percentage of shares determined at the position of TSR is subject to reduction in accordance with the implementation of the RORAC.

(3)	The percentage of shares determined at the position of TSR is subject to reduction in accordance with the implementation of the reduction of Return on Risk-weighted Assets (RoRWA).

TSR Ranking – PSP

TSR Ranking	PSP (PI12, PI13 and PI14)(1)	PSP 2013(2)
	% of Shares
1	50%	100%
2	35%	75%
3	25%	50%
4	0%	0%

(1)	Associated with the TSR, the remaining 50% of shares exercisable refer to realization of net income versus budgeted profit.

(2)	The percentage of shares determined at the position of TSR is subject to reduction in accordance with the implementation of the reduction of Return on Risk-weighted Assets (RoRWA).

Method of Assessment – SOP

	SOP	SOP delivery 2014	SOP 2013
Method of Assessment	Black-Scholes	Black-Scholes	Binomial
Volatility	40.00%	40.00%	57.37%
Dividend Rate	3.00%	3.00%	5.43%
Period of Vesting	3 years	3 years	3 years
Average Exercise Period	5 years	5 years	3.72 years
Risk-Free Rate	11.80%	10.50%	11.18%
Likelihood of Occurrence	60.27%	71.26%	43.11%
Fair Value for Stock	R$5.96	R$6.45	R$7.19

Method of Assessment – PSP

	PSP 2013	PI14 – PSP	PI13 – PSP	PI12 – PSP
Method of Assessment	Binomial
Volatility	40.00%	57.37%	57.37%	57.37%
Likelihood of Occurrence	60.27%	37.59%	26.97%	43.11%
Risk-Free Rate	11.80%	10.50%	10.50%	11.18%

Global Long-Term Incentive Program

In the Global Program, we have six plans, already been executed. For each cycle, a maximum number of Santander Spain shares are determined according to the achievement of performance indicators set out in the plan regulation.

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

In 2014, a long-term incentive plan was created for the overall group of executives included in the Collective Identified (Global Plan, or “CRDIV”). The indicator is used to measure the achievement of targets which will form a basis for comparison of the TSR of the Santander Group with the TSR of the top 15 global competitors. The indicator is calculated in two stages: initially for program verification (2015) and subsequently in the annual payment of each installment (2015, 2016 and 2017).

For program verification purposes, the established achievement threshold is such that for 100% of the plan to be applied, it is necessary that the Santander Group is positioned above the average of global competitors, as shown below. This measurement will be performed considering the TSR between January and December, 2014.

TSR Position	% Applied
1st to 8th	100.0%
9th to 12th	50.0%
13th to 16th	0.0%

For the payment of an installment of one third of the value determined, the TSR will be determined as shown below. The position of the Santander Group in the ranking of TSR will be measured considering the position accumulated until the year before each payment.

TSR Position	% To Distribute
1st to 4th	100.0%
5th	87.5%
6th	75.0%
7th	62.5%
8th	50.0%
9th to 16th	0.0%

Each executive has a target in reais. If the relevant targets are achieved, the target will be converted into shares in the Santander Group awarded in installments in the years 2016, 2017 and 2018, with a lock-up of one year after each delivery.

Fair Value

The fair value of the Performance Share Plans (PI10, PI11, PI12, PI13 and PI14) was calculated as follows:

•	It was assumed that the beneficiaries will remain employed by us during the term of each plan.

•	The fair value of the 50% linked to Santander Spain’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuers whose assessment was carried out using a Monte Carlo valuation model, performing 10,000 simulations to determine the TSR of each of the companies in the benchmark group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI10	PI11	PI12	PI13	PI14
Expected volatility(1)	15.7%	19.3%	42.4%	49.6%	51.3%
Annual dividend yield based on last few years	3.2%	3.5%	4.9%	6.3%	6.1%
Risk-free interest rate (Treasury Bond yield – zero coupon) over the period of the plan	4.5%	4.84%	2.04%	3.33%	4.07%

(1)	Calculated on the basis of historical volatility over the corresponding period (two or three years).

The application of the simulation model results in percentage values of 42.7% for PI09, 42.3% for PI10, 44.9% for PI11 and 52.4% for PI12, which are applied to 50% of the value of the options granted, in order to determine the book cost of the TSR-based portion of the incentive. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

The estimate for the achievement of a grant under CRDIV, using the Monte Carlo simulation method, is 36.3%. To reach this result the following assumptions were used:

	2 years	3 years	4 years
Future Dividend Income	11.1%	10.8%	9.5%
Santander Volatility	32.7%	34.7%	36.9%
Volatility comparison	12% - 52%	16% - 56%	16% - 52%
Risk free interest rate	1.7%	2.1%	2.5%
Correlation	55%	55%	55%

In 2014, there were pro rata daily expenses of R$7,491 million for costs on the respective dates of the cycles of the global program. Expenses related to the plans are recognized against other liabilities – provision for share-based payments.

The PI14 plan was completed in June 2014. The targets were not met, and consequently there was no exercise.

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

The current members of the board of directors were appointed during the Ordinary and Extraordinary Shareholders’ Meeting held on April 30, 2015 to serve until the Ordinary Shareholders’ Meeting to be held in 2017.

The current Executive Officers were elected at the board of directors meetings held on May 28, 2013, June 25, 2013, July 29, 2013, September 26, 2013, December 30, 2013, January 29, 2014, March 26, 2014, April 28, 2014, September 24, 2014 and December 17, 2014, with terms of office until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2015.

The board of directors meets regularly four times a year and extraordinarily as often as required. The Executive Officers meet as often as required by the Chief Executive Officer or by the officer designated by him.

On December 23, 2009, our board of directors approved its Code of Regulations. Shareholders may access such code on the websites www.santander.com.br/ri and www.santander.com.br/acionistas, in the section entitled “Corporate Governance—Regulations of the Board of Directors.”

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

Board Advisory Committees

Audit Committee

According to Brazilian Central Bank regulations, an audit committee is a statutory board, separate from the board of directors, created by a shareholders’ resolution. The members of the audit committee may be members of the board of directors, provided that they meet certain independence requirements. All members of our audit committee meet such independence requirements. In addition, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors. As a result, as specified in Section 3(a)(58) of the Exchange Act, our board of directors functions as our audit committee for the purpose of approving any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Except in these respects, our audit committee performs the functions of audit committees of U.S. companies. For more information see “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

Our audit committee is composed of three to six members, elected by our board of directors, among persons, members of the board of directors and others, who meet all statutory and regulatory requirements for the exercise of their office, including any requirements to ensure their independent judgment, one of them with a demonstrable knowledge of the accounting and audit practice, who shall serve for a one-year term and may be reelected pursuant to applicable legislation for up to four consecutive times to a maximum five-year term of office. One of the members shall be designated as the audit committee’s coordinator, and at least one member must have proven knowledge in the areas of accounting and auditing (financial expert).

Our audit committee has as its main functions:

•	to advise the board of directors on the engagement or replacement of the external auditor;

•	to assess the quality of the financial statements, of the senior management reports, of the explanatory notes and of the independent auditor’s report, as well as of other material financial information disclosed and sent to the regulatory bodies;

•	to evaluate the effectiveness of the normative provisions applicable to us, in addition to internal regulation and codes;

•	to evaluate the fulfillment by our management of the recommendations made by the external or internal auditors;

•	to prepare, at the end of the six-month period ended on June 30 and December 31 every year, the report of the audit committee, meeting the applicable legal and regulatory provisions; and

•	to receive and review the reports required by the regulatory bodies concerning the activities of the ombudsman, on the base dates of June 30 and December 31 or when a material event is identified.

The current members of the audit committee are Celso Clemente Giacometti, Elidie Palma Bifano, Graham Charles Nye, who acts as financial expert, and René Luiz Grande, who acts as a coordinator, all of them with term of office of one year. Our audit committee meets on a weekly basis.

Set forth below are biographies of the members of our audit committee.

Celso Clemente Giacometti. See “—Members of the Board of Directors.”

René Luiz Grande. Mr. Grande is a Brazilian citizen and was born on April 19, 1953. He holds a degree in Economics from Pontificia Universidade Católica de São Paulo, and a specialization degree in National Financial System from Fundação Instituto de Administração. He was an employee of the Brazilian Central Bank, qualified by the public examination since June, 1975, and worked in the Supervision and Inspection Department of the National Financial System. During his career in the Brazilian Central Bank he served in various functions, including officer responsible for standards and organization matters of the financial system from 1975 to 1978; technical assistant from 1978 to 1989; supervisor from 1989 to 1995; inspection supervisor from 1995 to 1999; head of the Banking Supervisory and Technical Department from 1999 to 2003, and deputy head of the Banking Supervisory and Financial Conglomerates Department from 2003 to 2011. Before working with the Brazilian Central Bank, he occupied the position of head of Human Resources with the Companhia Brasileira de Embalagens Metálicas BRASILATA from 1973 to 1975.

Elidie Palma Bifano. Mrs. Bifano is Brazilian, born on May 16, 1947. She holds a Bachelor’s Degree in Law and Social Sciences from the Faculdade de Direito da Universidade de São Paulo, in 1969. She holds a specialization degree in Tax Law from Universidade de São Paulo and a Master’s Degree and a Doctorate in Tax Law from Pontifícia Universidade Católica de São Paulo. From 1974 to 2012 she worked at PricewaterhouseCoopers, where she served as a partner in the tax advisory department for more than 20 years. In June 2012, she became a partner at Mariz Oliveira e Siqueira Campos Advogados. She is also a professor of postgraduate studies at Universidade de São Paulo, Pontifícia Universidade Católica, Fundação Getúlio Vargas, Instituto Brasileiro de Estudos Tributários and Instituto Brasileiro de Direito Tributário, or “IBDT.” For over 18 years she has been serving as Financial Vice president (Chief Financial Officer) at the Brazil-Canada Chamber of Commerce. She is also a member of the IBDT’s Council and the International Tax Law Magazine’s Editorial Council, at Quartier Latin Publishing.

Graham Charles Nye. Mr. Nye is Brazilian, born on April 30, 1960. He holds a Bachelor’s Degree in Business Studies and Accounting from the University of Edinburgh, Scotland. He is a Chartered Accountant, member of The Institute of Chartered Accountants of Scotland. From 1982 to 2013 he worked at PricewaterhouseCoopers – PwC, where he served as a partner in the financial services assurance and transaction support practices for 17 years, of which 15 years were in São Paulo, Brazil. During his career at PwC, he also worked and was resident in Budapest (Hungary), Lisbon (Portugal), London (United Kingdom) and Aberdeen (Scotland).

Compensation and Nomination Committee

In order to comply with the Brazilian Central Bank regulations (CMN Resolution 3,921/2010 of November 25, 2010) on February 7, 2012 our shareholders established the compensation and nomination committee in our By-Laws, which also acts as the compensation and nomination committee for certain of our affiliates and subsidiaries.

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

Our compensation and nomination committee has as its main functions:

•	to develop internal compensation policies applicable to our executive officers and makes proposals to our board of directors regarding policies for variable and fixed compensation, benefits, and special programs for recruiting and terminations;

•	to propose and recommend the nomination of the audit committee’s members, as well as the members of other committees of Santander Brasil;

•	to propose to the board of directors the aggregate compensation of the Executive Officers and members of the audit committee to be submitted to the general meeting, pursuant to Article 152 of Brazilian Corporate Law;

•	to propose to the board of directors the aggregate and individual variable compensation to the Chief Executive Officer and Executive Vice Presidents;

•	to analyze our internal officer and board compensation policies and procedures in comparison with market practice, and recommends changes to align our policies with market practice if significant differences from market practice are identified;

•	to prepare annually, within ninety days as from December 31 of each year, the compensation and nomination committee report, in accordance with applicable statutory and regulatory provisions; and

•	to ensure that the internal officer compensation policy is compatible with our risk management rules, with performance targets and with our current and expected financial condition, and pursuant to the applicable regulatory provisions and regulations published by the Brazilian Central Bank.

The current members of the compensation and nomination committee are Celso Clemente Giacometti, who acts as Coordinator, Eduardo Nunes Gianini and Viviane Senna Lalli, with term of office until the first board of directors meeting occurring after the ordinary shareholders meeting to be held on 2015.

Celso Clemente Giacometti. See “Members of the Board of Directors.”

Viviane Senna Lalli. See “Members of the Board of Directors.”

Eduardo Nunes Gianini. Mr. Gianini is Brazilian and holds a Bachelor’s Degree in Sociology and Politics from Fundação Escola de Sociologia e Política de São Paulo. He has been engaged as executive and consultant in matters related to human resources management for more than 30 years. He started his career at Serprofit Ltda., a company which provided outsourcing services between 1970 and 1979. From 1979 to 1990 he was Human Resources Manager and Total Quality Manager at Union Carbide do Brasil S.A. He was a Partner at Hays do Brasil Consultores Ltda., where he worked from 1991 to 2009. Currently he is a Partner officer of Gobbet & Gianini Consultores Ltda., with expertise in executive compensation and organizational development.

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

The current members of the risk committee are Álvaro Antônio Cardoso de Souza - Coordinator; Conrado Engel, Celso Clemente Giacometti and René Luiz Grande, with term of office until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2015.

Álvaro Antônio Cardoso de Souza. See “Member of the Board of Directors.”

Conrado Engel. See “Member of the Board of Directors.”

Celso Clemente Giacometti. See “Members of the Board of Directors.”

René Luiz Grande. See “Audit Committee.”

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

The corporate governance and sustainability committee is composed of three to five members, and at least two of these members must be independent. The term of office is of two years, re-election permitted, and the members may be removed at any time. The corporate governance and sustainability committee meetings are held at least four times a year or when extraordinarily convened by its coordinator.

The current members of the corporate governance and sustainability committee are Celso Clemente Giacometti (who also act as coordinator), Gilberto Mifano, José Luciano Duarte Penido and Marília Artimonte Rocca, with term of office until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2015.

Celso Clemente Giacometti. See “—Members of the Board of Directors.”

Marília Artimonte Rocca. See “—Members of the Board of Directors.”

Gilberto Mifano. Mr. Mifano is Brazilian and was born on November 11, 1949. He has a degree in Business Administration, from the School of Business Administration of São Paulo of FGV. He is Independent Director of Cielo S.A. and Ambar S.A., and he is an independent member of TOTVS’s Audit Committee, as well as independent member of our corporate governance and sustainability committee. He is also external consultant of the audit committee, Risk Management and Finance of Natura S.A. and partner counselor of PRAGMA Patrimônio Ltda. From 2006 to 2012 he was a Director, Vice-Chairman and Chairman of the board of directors of IBGC – Brazilian Institute of Corporate Governance. From 1994 to 2008, he was General Officer of BOVESPA – Bolsa de Valores de São Paulo and CBLC – Brazilian Clearing and Depository Company. During this period he was responsible, among other functions, for the creation of the New Market, the integration of the Brazilian stock exchanges, demutualization and IPO of BOVESPA. He then organized the merger of Bovespa and BM&F when he was elected as the first Chairman of BM&F-BOVESPA. At international level, for about eight years, he was part of the Executive Committees of WFE – World Federation of Exchanges and FIAB – Ibero-American Federation of Exchanges. Previously, he was executive and officer in banks and financial companies in Brazil in the areas of credit, engineering, products and marketing.

José Luciano Duarte Penido. Mr. Penido is Brazilian and was born on March 8, 1948. He holds a degree in Mining Engineering from the School of Engineering of the Federal University of Minas Gerais. He began his career in ICOMI – Indústria e Comércio de Minérios, at a manganese mine in the Serra do Navio in the Brazilian state of Amapá, where he worked until August 1973. From September 1973 to 1988 he worked at SAMITRI, a mining company of the Belgo Mineira Group, responsible for several managerial functions of mineral research, mining and industrial projects. From 1989 to 2003 he worked at SAMARCO, where he served as Development Officer and as Chief Executive Officer for 12 years. From 2004 to 2009 he was Chief Executive Officer of VCP – Votorantim Celulose e Papel. Since 2009, he has chaired the board of directors of Fibria Celulose. He is also an independent member of the board of BM&F-BOVESPA directors of COPERSUCAR, Química Amparo YPÊ, where he also coordinates the Personnel and Compensation Committees. Since 2012 he has been a member of our corporate governance and sustainability committee. Since January 2014 he has been a member of the Executive Committee of the WBCSD – World Business Council for Sustainable Development. In their socio-environmental activities, he is a member of the Council for Economic and Social Development of the Presidency of the Republic, the Council for Economic and Social Development of Bahia, Chairman of the Deliberative Council of the Ecological Corridor Association of Vale do Paraiba, and he is also a counselor founder of the NGO Citizen Network.

Executive Committee

The Chief Executive Officer, Senior Vice President Executive Officers and Vice President Executive Officers make up the executive committee which examines policies for business management, operational support, human resources and capital allocation. It also deliberates on the main technological, infrastructure and services projects.

Disclosure Committee

The disclosure committee is an executive body which advises the company on communications with external and internal audiences, including material facts, notices to the market, notices to shareholders, resolutions of the board of directors, internal communications, press enquires and press releases. The committee consists of five members: the Investor Relations Officer, who acts at its Chairman, the Executive Vice President responsible for corporate affairs, the Executive Vice President responsible for Brand, Marketing, Communication and Interactivity; the Corporate Affairs Officer and the Officer Responsible for Investor Relations.

6D. Employees

On December 31, 2014, we had 49,309 full-time, permanent employees. The following table presents the breakdown of our full-time, permanent employees at the date indicated.

	At December 31,
	2014	2013	2012
Administrative employees	8,976	6,776	7,271
Commercial areas employees	40,333	42,845	46,721
Total	49,309	49,621	53,992

We provide a competitive benefits package, which contributes to the engagement, attraction and retention of our employees. To ensure competitiveness, we compare our annual benefit package to market practices and trends. Policies are developed and offered contemplating the needs of our employees. We also have a policy of providing continuous training to our employees, allowing them to hone their skills and create a more effective team, committed to the values of the group.

We have a profit sharing plan with our employees based on predetermined goals for our annual operating and financial results. As a result, if we meet or exceed certain goals, our employees can share in our financial performance. See “—B. Compensation.”

We also offer our employees a defined contribution pension plan where employees can choose to contribute part of their wages and to which we can also make contributions on behalf of such employees. This plan provides retirement benefits, and disability and death benefits. SantanderPrevi is the only pension plan currently open for new membership. Most of our current employees are registered with the SantanderPrevi plan. At December 31, 2014, 42,566 participants were enrolled in that plan, making the total amount under management approximately R$2.3 billion. For additional information on our pension plans, see note 21 to our audited consolidated financial statements.

The Brazilian Banking Employees’ Union represents most of our employees. In the event of a potential conflict with our banking employees and/or the banking union, negotiations are conducted by the FENABAN. Each year, generally in September, all Brazilian banks have a collective negotiation period in which they revise salary structures. During this period, the Brazilian Banking Employees’ Union negotiates bank employees’ salaries within the scope of the Brazilian Banking Collective Agreement with the FENABAN. Since the acquisition of our predecessor banks by our indirect shareholder Santander Spain, we have not suffered significant disruptions through strikes and our management believes it has good relations with our employees.

6E.	Share Ownership

The following table provides the names of our directors and executive officers who owned shares of Santander Brasil as of December 31, 2014.

Shareholder	Common Shares	Percentage of Outstanding Common Shares		Preferred Shares	Percentage of Outstanding Preferred Shares		Percentage of Total Share Capital
Amancio Acurcio Gouveia	26,229		(1)	26,229		(1)		(1)
Ana Paula Nader Alfaya	10,998		(1)	10,999		(1)		(1)
Antonio Pardo de Santayana Montes	35,388		(1)	35,388		(1)		(1)
Carlos Alberto López Galán	64,968		(1)	64,968		(1)		(1)
Carlos Alberto Seiji Nomoto(2)	7,665		(1)	7,665		(1)		(1)
Carlos Rey de Vicente	28,135		(1)	28,135		(1)		(1)
Cassio Schmitt	35,278		(1)	35,278		(1)		(1)
Cassius Schymura	23,774		(1)	23,774		(1)		(1)
Celso Clemente Giacometti	1		(1)	0		(1)		(1)
Conrado Engel	124,659		(1)	124,659		(1)		(1)
Ede Ilson Viani	45,151		(1)	45,151		(1)		(1)
Eduardo Müller Borges	60,863		(1)	60,863		(1)		(1)
Fernando Diaz Roldan	9,995		(1)	9,995		(1)		(1)
Flavio Tavares Valadão	83,868		(1)	83,868		(1)		(1)
Gilberto Duarte de Abreu Filho	45,041		(1)	45,041		(1)		(1)
Ignacio Dominguez Adame Bozzano	76,778		(1)	76,778		(1)		(1)
Jamil Habibe Hannouche	20,720		(1)	20,720		(1)		(1)
Javier Rodriguez De Colmenares y Alvarez	17,596		(1)	17,596		(1)		(1)
Jean Pierre Dupui	36,799		(1)	36,799		(1)		(1)
Jesus Maria Zabalza Lotina	121,759		(1)	121,759		(1)		(1)
João Guilherme de Andrade So Consiglio	133,278		(1)	133,278		(1)		(1)
Jose Alberto Zamorano Hernandez	25,033		(1)	25,033		(1)		(1)
José Antonio Alvarez Alvarez	1		(1)	0		(1)		(1)
José de Paiva Ferreira	39,078		(1)	39,077		(1)		(1)
José Manuel Tejón Borrajo(3)	1		(1)	0		(1)		(1)
José Roberto Machado Filho	63,932		(1)	63,932		(1)		(1)
Luiz Felipe Taunay Ferreira	36,510		(1)	36,510		(1)		(1)
Manoel Marcos Madureira	32,987		(1)	32,987		(1)		(1)
Mara Regina Lima Alves Garcia	16,951		(1)	16,951		(1)		(1)
Marcelo Zerbinatti	18,380		(1)	18,380		(1)		(1)
Marcio Aurelio de Nobrega	45,803		(1)	45,803		(1)		(1)
Maria Eugênia Andrade Lopez Santos	45,011		(1)	45,011		(1)		(1)
Mario Adolfo Libert Westphalen	990		(1)	990		(1)		(1)
Mauro Siequeroli	18,648		(1)	18,648		(1)		(1)
Nilton Sergio Silveira Carvalho	13,646		(1)	13,646		(1)		(1)
Oscar Rodriguez Herrero	45,749		(1)	45,749		(1)		(1)
Ramón Sanchez Díez	14,236		(1)	14,236		(1)		(1)
Reginaldo Antonio Ribeiro	30,310		(1)	30,310		(1)		(1)
Roberto de Oliveira Campos Neto	281,946		(1)	281,946		(1)		(1)
Ronaldo Yassuyuki Morimoto	75,103		(1)	75,103		(1)		(1)
Sérgio Antônio Borrielo	14,291		(1)	14,291		(1)		(1)
Sergio Gonçalves	17,651		(1)	17,651		(1)		(1)
Thomas Gregor Ilg	21,434		(1)	21,434		(1)		(1)
Vanessa de Souza Lobato Barbosa	15,183		(1)	15,183		(1)		(1)
Viviane Senna Lalli	1		(1)	0		(1)		(1)
Other Employees	2,215,730	0.06%		2,239,079	0.06%		0.06%

(1)	Owns less than 0.01%.

(2)	No longer an officer.

(3)	No longer a director.

Shares held by members of our board of directors and our officers do not have special voting rights in relation to shares held by our other shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

As of December 31, 2014, Santander Spain directly and indirectly through its subsidiaries, Grupo Empresarial Santander, S.L., Sterrebeeck B.V. and Santander Insurance Holding, S.L., owned approximately 88.3% of our total capital stock (not including the shares held by Banco Madesant - Sociedade Unipessoal).

The following table presents the beneficial ownership of our common and preferred shares as at December 31, 2014.

Stockholders	Common Shares (thousands)	Common Shares (%)	Preferred Shares (thousands)	Preferred Shares (%)	Total Shares (thousands)	Total Shares (%)
Grupo Empresarial Santander, S.L.	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Sterrebeeck B.V.	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Santander Insurance Holding	3,758	0.1%	179	0.0%	3,937	0.1%
Banco Santander, S.A.	518,207	13.4%	519,089	13.9%	1,037,296	13.6%
Qatar Holding, LLC	207,812	5.1%	207,812	5.3%	415,624	5.2%
Treasury Shares	29,612	0.7%	29,612	0.7%	59,224	0.7%
Employees(1)	4,098	0.1%	4,121	0.1%	8,219	0.1%
Other minority shareholders	189,107	5.2%	216,888	6.2%	405,995	5.7%
Total(2)	3,869,850	100.00%	3,730,990	100.00%	7,600,840	100.00%

(1)	Includes members of senior management. See “—E. Share Ownership.”
(2)	Includes 950 common shares, 950 preferred shares and a total of 1,900 shares held by Banco Madesant - Sociedade Unipessoal, an affiliate of Santander Spain engaged in market making activities.

The total number of ADRs held by U.S. investors at December 31, 2014, is 37,776,564, not including individuals and legal entities with portfolios of less than U.S.$100 million, information to which we do not have access.

Significant Changes in Percentage Ownership of Principal Shareholders

On January 9, 2012, Grupo Empresarial Santander, S.L. transferred to Santander Spain ADRs representing approximately 5.18% of our capital stock, as part of an internal reorganization in the Santander Group, to the transfer of approximately 4.41% of our capital stock to a third-party, which should deliver such interest to the investors of the exchangeable bonds issued by Santander Spain in October 2010, in the total amount of USD 2,718,800,000, acquired by Qatar Holding Luxembourg II S.à.r.l (“QHL”). The issuance of such exchangeable bonds by Santander Spain was object of a Material Fact dated October 29, 2010. On October 29, 2013 QHL exercised its exchange rights related to such exchangeable bonds in the total amount of U.S.$2,719 million, and as a result, on November 7, 2013, Qatar Holding, LLC, QHL’s controlling company, received from Santander Spain 190,030,195 ADR issued by us. Therefore, and considering the 6,431,575 ADR issued by us already held directly or indirectly by Qatar group, it held a total of 196,461,770 ADR as of that date, which represented 5.08% of the common shares and 5.28% of the preferred shares of our capital stock at that time. For further information, see note 24 to our audited consolidated financial statements.

During 2012 and 2013, Grupo Empresarial Santander, S.L. and Santander Spain performed a series of ADR sale transactions. As a result Santander Spain, directly or indirectly, held at December 31, 2013 approximately 75.68% of our voting capital stock and approximately 74.86% of our total capital stock and our free float was approximately 24.61% of the total stock.

On April 29, 2014, Santander Spain, our indirect controlling shareholder, announced its intention to launch voluntary exchange offers in Brazil and in the United States to acquire up to all of our shares that were not held by the Santander Group, which represented approximately 25% of our share capital, with payment in BDRs or ADRs representative of Santander Spain’s common shares.

On October 30, 2014, the voluntary offers in Brazil and in the United States were concluded. As a result of these offers, the Santander Group’s shareholding increased to 88.3% of our total share capital (not including the shares held by Banco Madesant - Sociedade Unipessoal). Also as a result of the offer in Brazil, our units were delisted from Level 2 Segment and are now traded at the traditional segment of BM&FBOVESPA.

For further information, please see “Item 4.—Information on the Company—A. History and Development of the Company—Important Events—Voluntary Exchange Offer by Santander Spain to Acquire Our Shares not held by the Santander Group.”

Subscription of Tier 1 and Tier 2 Notes

At a shareholders’ meeting held on November 1, 2013, as part of the plan for optimization of our capital structure, our shareholders approved: (i) the equity distribution to our shareholders as a result of a capital reduction, in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of debt instruments to compose our Tier 1 and Tier 2 regulatory capital; and (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

The distribution of Tier 1 and Tier 2 Notes was finalized on January 29, 2014. We issued U.S.$1,247,712,527 aggregate principal amount of 7.375% Tier 1 Subordinated Perpetual Notes, and U.S.$1,247,712,527 aggregate principal amount of 6.000% Tier 2 Subordinated Notes due January 29, 2024. The Tier 1 and Tier 2 Notes were offered directly to the holders of our ADRs, as well as to the holders of our units, and our common and preferred shares.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders. See “Item 10. Additional Information—B. By-Laws—Rights of Common Shares and Preferred Shares.”

7B. Related Party Transactions

We have a documented policy with respect to related party transactions approved by the board of directors, which is intended to ensure that all transactions covered by the policy are conducted based on our interest and our shareholders. The policy defines the power to approve certain transactions by the board of directors. The rules are also applied to all our directors, senior management, employees and subsidiaries. Additionally, related party transactions are also included in the regular auditing program developed by our internal audit, as well as subject to the supervision of our independent auditors.

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with our subsidiaries and affiliates and those of the Santander Group. We have credit lines outstanding with the Santander Group and its affiliated financial institutions around the world. At December 31, 2014, borrowings and deposits from the Santander Group represented approximately 1.9% of our total funding. In addition, from time to time, we enter into certain transactions with the Santander Group and other related parties for the provision of advisory and advertising services. Such transactions are conducted at arm’s-length, based on terms that would have been applied for transactions with third parties.

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

On December 17, 2013, we concluded the sale of our asset management business to an affiliate of Santander Spain, by way of disposal of all shares of Santander Brasil Asset. The sales price was R$2,243 million, generating a post-tax capital gain of R$1,205 million (after deducting costs). See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operations—Sale of the Investment Fund Management and Managed Portfolio Operations.”

In the second quarter of 2012 we, through our subsidiary in Spain, acquired from Banco Santander S.A.’s New York and London Branches a portfolio of contracts, including financing and export credit and import-related operations contracted with Brazilian clients or their affiliates abroad, totaling U.S.$119 million equivalent to R$181 million (using the exchange rate of the days when there were operations). Such operations were concluded, according to our policy for related party transactions, including obtaining the approval of our board of directors.

Information Technology Platform

We enter into certain agreements with some affiliates of the Santander Group (Ingeniería de Software Bancário S.L. (Spain), ISBAN S.A. (Chile), Produban Servicios Informáticos Generales S.L. (Spain), ISBAN S.A. (Brazil) and Produban Serviços de Informática S.A. (Brazil)) for the outsourcing of certain products and services relating to our information technology platform, including software development, hosting and information processing. We believe the provisions of these services are provided on an arm’s-length basis with terms substantially similar to those available from other providers in the market. In each of 2014 and 2013, affiliates of the Santander Group received R$676 million and R$673 million, respectively, for the provision of such products and services. Additionally, these affiliates are responsible for managing all third-party technology contracts. See “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure.”

Procurement Services

We have entered into agreements with Aquanima Brasil Ltda., an affiliate of the Santander Group, which offers procurement services (sourcing, e-procurement, outsourcing and consultancy) to Santander Brasil. Volume aggregation between Santander Brasil and other client companies allow for joint purchases for groups of different clients. The agreements entered into with Aquanima Brasil Ltda. were on an arm’s-length basis. We paid Aquanima Brasil Ltda. approximately R$23 million in 2014 and 2013.

Other Related Party Transactions

From time to time, we engage in lending and borrowing transactions to fund our operations and other miscellaneous transactions with various companies of the Santander Group, in compliance with restrictions on loans or advances imposed by Brazilian law. The following table shows the balances owed to us by such companies (assets) at each of December 31, 2014 and December 31, 2013 and the amounts owed by us to such companies (liabilities) at the same dates. The table also sets forth amounts received (income) or paid (expenses) to such companies for the year ended December 31, 2014 and December 31, 2013. All such transactions with Santander Group companies were conducted on an arm’s-length basis with terms substantially similar to those available from other providers in the market.

	At December 31, 2014			At December 31, 2013
	Parent(1)	Jointly- controlled companies	Other Related Party(2)	Parent(1)	Jointly- controlled companies	Other Related Party(2)
	(in thousands of R$)
Assets	11,033,229	1,880,176	546,856	11,869,737	1,106,698	217,445
Trading derivatives, net	(98,286)	—	(87,161)	(74,519)	—	(271,527)
Santander Spain	(98,286)	—	—	(74,519)	—	—
Santander Benelux, S.A., N.V.	—	—	381,956	—	—	(91,959)
Abbey National Treasury Services Plc	—	—	(871)	—	—	(61,885)
Real Fundo de Investimento Multimercado Santillana Crédito Privado	—	—	(468,246)	—	—	(117,683)

	At December 31, 2014			At December 31, 2013
	Parent(1)	Jointly- controlled companies	Other Related Party(2)	Parent(1)	Jointly- controlled companies	Other Related Party(2)
	(in thousands of R$)
Loans and amounts due from credit institutions–Cash and overnight operations in foreign currency	10,913,872	—	2,787	11,935,149	—	39,329
Santander Spain(3(5)(6)	10,913,872	—	—	11,935,149	—	—
Banco Santander Totta, S.A.	—	—	2,787	—	—	1,167
Abbey National Treasury Services Plc	—	—	—	—	—	18,998
Santander Benelux, S.A., N.V.	—	—	—	—	—	19,162
Banco Santander, S.A. – México	—	—	—	—	—	2
Loans and other values with customers	—	10,340	631,149	—	—	446,590
Zurich Santander Brasil Seguros S.A.	—	—	630,694	—	—	43,865
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	—	—	—	402,725
Webmotors S.A.	—	10,340	—	—	—	—
Santander Brasil Gestão de Recursos Ltda.	—	—	455	—	—	—

Loans and amounts due from credit institutions(1)	11,900	1,867,750	81	9,007	1,105,765	3,053
Santander Spain	11,900	—	—	9,007	—	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	1,867,138	—	—	1,105,425	—
Companhia de Arrendamento Mercantil RCI Brasil	—	612	—	—	340	—

Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	—	—	—	—	—	3,053
Real Fundo de Investimento Multimercado Santillana Credito Privado	—	—	81	—	—	3,053
Other Assets	205,743	2,086	—	100	933	—

	At December 31, 2014			At December 31, 2013
	Parent(1)	Jointly- controlled companies	Other Related Party(2)	Parent(1)	Jointly- controlled companies	Other Related Party(2)
	(in thousands of R$)
Santander Spain	205,743	—	—	100	—	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	2,086	—	—	933	—
Liabilities	(7,374,698)	(161,871)	(613,062)	(1,242,870)	(165,005)	(723,748)
Deposits from credit institutions	(416,969)	(19,186)	(286,348)	(130,451)	(31,738)	(444,141)
Santander Spain(4)	(416,969)	—	—	(130,451)	—	—
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	—	—	—	—	—	(170,914)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	(15,699)	—	—	(21,473)	—
Real Fundo de Investimento Multimercado Santillana Credito Privado	—	—	(261,865)	—	—	(258,548)
Banco Santander, S.A. – Uruguay	—	—	(7,741)	—	—	(13,986)
Companhia de Arrendamento Mercantil RCI Brasil	—	(3,487)	-	—	(10,265)	—
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	—	—	(16,472)	—	—	—
Others	—	—	—	—	—	(693)
Marketable debt securities	(6,082)	—	—	(20,413)	—	—
Santander Spain (7)	(6,082)	—	—	(20,413)	—	—
Customer Deposits	—	(142,685)	(271,753)	—	(133,267)	(273,531)
ISBAN Brasil S.A	—	—	(70,449)	—	—	(101,391)
Produban Serviços de Informática S.A.	—	—	(41,646)	—	—	(48,110)
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	(49,526)	—	—	(84,117)
Santander Brasil Gestão de Recursos Ltda.	—	—	(89,830)	—	—	(27,062)
Webmotors S.A.	—	(142,685)	—	—	(133,267)	—
Others	—	—	(20,302)	—	—	(12,851)
Other liabilities – Dividends and Bonuses Payable	(538,233)	—	(47,674)	(1,089,328)	—	(5,735)
Santander Spain	(25,084)	—	—	(410,283)	—	—
Grupo Empresarial Santander S.L.(1)	(134,413)	—	—	(410,283)	—	—

	At December 31, 2014			At December 31, 2013
	Parent(1)	Jointly- controlled companies	Other Related Party(2)	Parent(1)	Jointly- controlled companies	Other Related Party(2)
	(in thousands of R$)
Santander Insurance Holding S.L.	—	—	(403)	—	—	(721)
Sterrebeeck B.V.(1)	(378,736)	—	—	(679,045)	—	—
Banco Madesant – Sociedade Unipessoal S.A.	—	—	(55)	—	—	(365)
Santusa Holding, S.L.	—	—	(47,216)	—	—	(4,649)
Other payables	(7,719)	—	(7,287)	(2,678)	—	(341)
Santander Spain	(7,719)	—	—	(2,678)	—	—
Isban Brasil S.A.	—	—	—	—	—	(103)
Produban Serviços de Informática S.A.	—	—	(441)	—	—	(70)
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	(35)	—	—	(35)
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	—	—	(6,811)	—	—	(117)
Others	—	—	—	—	—	(16)
Debt Instruments Eligible Capital	(6,405,695)	—	—	—	—	—
Santander Spain (2)(7)	(6,405,695)	—	—	—	—	—

(*)	All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.
(1)	Santander Brasil is directly controlled by Santander Spain and indirectly, through its subsidiaries Grupo Empresarial Santander, S.L. Sterrebeeck B.V. and Santander Insurance Holding, S.L.
(2)	Refers to the subsidiaries of Santander Spain.
(3)	In December 31, 2014, refers to the cash of R$410,193 (2013 - R$188,449 and 2012 - R$ 83,027).
(4)	As at December 31, 2014, refers to raising funds through operations transfers abroad amounting R$416,969 (2013 - R$130,451, with maturity until October 2018 and interest between 0.56% and 14.03% p.a. and 2012 - R$154,635 with maturity until January, 2015 and interest between 0.39% and 5.82% p.a.).
(5)	On December 30, 2014, refers to investments in foreign currency, namely overnight investments by our Grand Cayman Branch with the New York branch of Santander Spain maturing on January 2, 2015 and with interest of up to 0.17 % a.p.a. (2013 - R$10,438,660 maturing on January 2, 2014 and interest 0.17% p.a. and 2012 - R$9,445,842 maturing on January 2, 2013 and interest between 0.17% and 0.10% p.a.).
(6)	Refers to issuances of Eurobonds of Santander Brasil and its Grand Cayman Branch, maturing between March 18, 2014 and February 13, 2017 and interest between 2.34% p.a. and 8.00% p.a.
(7)	Refers to the portion acquired by the controller with the PR Optimization Plan held in the first half of 2014.

	At December 31, 2014			At December 31, 2013
	Parent(1)	Joint- controlled companies	Other Related– Party(2)	Parent(1)	Joint– controlled companies	Other Related– Party(2)
	(in thousands of R$)
Income	(650,181)	147,917	(359,553)	(292,372)	104,353	1,717,420
Interest and similar income—Loans and amounts due from credit institutions	11,523	117,531	9	15,303	64,373	220
Santander Spain	11,523	—	—	15,303	—	—
Abbey National Treasury Services Plc	—	—	5	—	—	25

	At December 31, 2014			At December 31, 2013
	Parent(1)	Joint- controlled companies	Other Related– Party(2)	Parent(1)	Joint– controlled companies	Other Related– Party(2)
	(in thousands of R$)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	117,531	—	—	64,373	—
Santander Benelux, S.A., N.V.	—	—	4	—	—	195
Interest expenses and similar charges—Deposits from customers	—	(14,187)	(20,064)	—	(7,119)	(8,837)
ISBAN Brasil S.A	—	—	(7,342)	—	—	(4,419)
Produban Serviços de Informática S.A.	—	—	(3,075)	—	—	(2,944)
Webmotors S.A	—	(14,187)	—	—	(7,119)	—
Santander Brasil Gestão de Recursos Ltda.	—	—	(8,528)	—	—	—
Others	—	—	(1,119)	—	—	(1,474)
Interest expenses and similar charges—Deposits from credit institutions	(125)	(5,669)	(62,396)	(25,897)	(3,227)	(19,669)
Santander Spain	(125)	—	—	(25,897)	—	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	(5,669)	—	—	(3,227)	—
Real Fundo de Investimento Multimercado Santillana Credito Privado	—	—	(51,313)	—	—	(19,669)
Santander Asset Management, S.A. SGIIC	—	—	(11,083)	—	—	-
Interest expenses and similar charges—Securities	(364)	—	—	(786)	—	—
Santander Spain	(364)	—	—	(786)	—	—
Fee and commission income (expense)	(40,549)	27,704	170,733	(49,335)	26,265	142,543
Santander Spain	—	—	—	(49,335)	—	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	21,899	—	—	13,925	—
Companhia de Arrendamento Mercantil RCI Brasil	—	4,038	—	—	4,045	—
Santander Spain	(40,549)	—	—	—	-	—
Webmotors S.A.	—	1,767	—	—	8,295	—
Zurich Santander Brasil Seguros S.A.	—	—	36,799	—	—	31,158
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	130,836	—	—	111,385
Others	—	—	3,098	—	—	—

	At December 31, 2014			At December 31, 2013
	Parent(1)	Joint- controlled companies	Other Related– Party(2)	Parent(1)	Joint– controlled companies	Other Related– Party(2)
	(in thousands of R$)
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	(969,507)	22,538	477,107	(231,543)	24,061	313,661
Santander Spain	(969,507)	—	—	(231,543)	—	—
Santander Benelux, S.A., N.V.	—	—	473,512	—	—	319,708
Real Fundo de Investimento Multimercado Santillana Crédito Privado	—	—	(15,355)	—	—	(16,120)
Abbey National Beta Investments Limited	—	—	16,117	—	—	4,015
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	22,538	—	—	19,546	—
Webmotors S.A.	—	—	—	—	4,515	—
Others	—	—	2,833	—	—	6,058
Administrative expenses and amortization	—	—	(903,073)	(114)		(750,188)
Santander Spain	—	—	-	(114)	—	—
ISBAN Brasil S.A.	—	—	(396,611)	—	—	(351,750)
Produban Serviços de Informática S.A.	—	—	(213,703)	—	—	(207,068)
ISBAN Chile S.A.	—	—	(2,461)	—	—	—
Ingeniería de Software Bancario, S.L.	—	—	(49,783)	—	—	(31,886)
Produban Servicios Informáticos Generales, S.L	—	—	(26,230)		—	(24,144)
TECBAN—Tecnologia Bancária S.A.	—	—	(129,057)	—	—	(112,227)
Konecta Brazil Outsourcing Ltda.	—	—	(51,033)	—	—	(14,402)
Aquanima Brasil Ltda.	—	—	(24,075)	—	—	—
Others	—	—	(10,120)	—	—	(8,711)
Others Administrative expenses—Donation	—	—	(21,869)	—	—	(20,168)
Santander Cultural	—	—	(4,929)	—	—	(1,789)
Fundação Santander	—	—	(3,440)	—	—	(4,103)
Instituto Escola Brasil	—	—	(1,500)	—	—	(2,276)
Fundação Sudameris	—	—	(12,000)	—	—	(12,000)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	—	—	—	—	—	2,059,858
Capital Riesgo Global, SCR (Espanha) (3)	—	—	—	—	—	47,161
Santander Brasil Gestão de Recursos Ltda. (4)	—	—	—	—	—	2,007,838

	At December 31, 2014			At December 31, 2013
	Parent(1)	Joint- controlled companies	Other Related– Party(2)	Parent(1)	Joint– controlled companies	Other Related– Party(2)
	(in thousands of R$)
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	—	—	—	—	—	4,859
Debt Instruments Eligible Capital.	348,841	—	—	—	—	—
Santander Spain.	348,841	—	—	—	—	—

(1)	Santander Brasil is directly controlled by Santander Spain, and indirectly through certain Santander Spain subsidiaries, Grupo Empresarial Santander, S.L., Sterrebeeck B.V. and Santander Insurance Holding, S.L.
(2)	Refers to the subsidiaries of Santander Spain.
(3)	Refers to the profit on disposal of the company MS Participações S.A.
(4)	Refers the profit on disposal of the Santander Brasil Asset and of Investment Fund Management and Managed Portfolio Operations.

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

Legal Proceedings

We are a party to lawsuits and administrative proceedings incidental to the normal course of our business. The main categories of lawsuits and administrative proceedings to which we are subject include:

•	administrative and judicial actions relating to taxes;

•	administrative and indemnification suits for damages related to consumer rights, in particular with respect to credit cards, checking accounts, collection and loan disputes;

•	lawsuits involving disputes related to contracts and instruments to which we are a party, including claims related to breach of contracts and foreign currency indexation;

•	civil lawsuits mainly from depositors and civil associations, including individual lawsuits and class actions, challenging monetary adjustments determined by government economic plans instituted to combat inflation during the 1980s and 1990s;

•	lawsuits relating to the privatization of Banespa;

•	class actions involving agreements and settlement of debts with the public sector; and

•	suits brought by employees, former employees, associations and unions relating to alleged labor rights violations.

In accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, we record provisions for administrative and judicial proceedings in which we assess the risk of loss to be probable and we do not record provisions when the risk of loss is possible or remote. In cases where there is ongoing litigation, we record a provision for our estimate of the probable loss based on historical data for similar claims. In addition, we record provisions (i) on a case-by-case basis based on the analysis and legal opinion of internal and external counsel or (ii) by considering the historical average amount of loss of such category of lawsuits. Due to the established provisions and the legal opinions provided by our counsel, we believe that any liabilities related to lawsuits or proceedings to which we are a party, both individually and in the aggregate, will not have a material adverse effect on our financial condition or results of operations.

As of December 31, 2014, our judicial and administrative proceedings classified as probable loss risk (tax, labor and civil) and legal obligation amounted to approximately R$7.3 billion and have been provisioned. Our judicial and administrative proceedings classified as possible loss risk (tax, labor and civil) amounted to approximately R$13.1 billion.

Tax Litigation

In December 2013, Santander Brasil and its affiliates joined a government amnesty program established by Law 12,865/13 (Articles 17 and 39).

The main lawsuit included in the program was on behalf of Banco Real, succeeded by us, claiming the removal of the application of Law 9,718/98, relating to deduction of the reserves of PIS and COFINS. The referred lawsuit covered debts of PIS and COFINS generated from September 2006 to April 2009, and had an unfavorable decision in Federal Court. Santander Brasil and its affiliates continue disputing the application of Law 9,718/98. Other administrative and judicial cases were also included in this program.

The accounting effects of those cases included in the program were recognized at the time of joining the program. As a consequence, contingent tax liabilities were settled in the amount of R$2,054 million, through payment (R$1,390 million) and judicial deposits were converted into payments to the Brazilian government (R$155 million). The gain recorded in 2014 was R$505 million before taxes.

In June and November 2014, we joined another government tax amnesty program, the REFIS program (Programa de Recuperação Fiscal). We have included several judicial and administrative cases in this program. The most noteworthy cases included by us in the REFIS program relate to the issue of the deductibility of certain tax contingencies, with the legal arguments on which such cases are centered focusing on the correct interpretation of Law 8,981/95 and Law 8,541/92 (which relate to income tax and social contributions). The effects of the cases included in the REFIS program were recorded at the time of joining the program through the payment of taxes in the amount of R$412.6 million in the consolidated financial statements. The effects on an after tax basis were not material.

We are a party to several tax-related lawsuits and judicial and administrative proceedings. As of December 31, 2014, our probable loss risk for tax litigation amounted to approximately R$1.8 billion fully provisioned and our possible loss risk for tax litigation amounted to approximately R$12.4 billion.

The main lawsuits related to tax legal obligations fully recognized as obligation are:

•	PIS/COFINS. We filed lawsuits seeking to invalidate the provisions of Law 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for non-financial institutions, PIS and COFINS were levied only on revenues from services and sale of goods. On April 23, 2015, the Supreme Court issued a decision, applicable solely to Santander Brasil, accepting jurisdiction over the appeal regarding PIS and rejecting jurisdiction over the appeal related to COFINS. Both appeals had been brought by the Brazilian tax authorities. The Supreme Court’s final decision is pending. As of December 31, 2014 these claims amounted to R$10,464 million, which are fully provisioned.

•	Tax rate increase of CSLL. We filed for an injunction to avoid the increase in the CSLL tax rate established by Law 11,727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9.0%; however, this Law established a 15.0% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment. As of December 31, 2014, the amount related to this injunction totaled R$1,358 million, which are fully provisioned.

The main judicial and administrative proceedings to which probable loss risk assessment relates are:

•	Equal tax treatment. We filed a lawsuit challenging the application of an increased Social Contribution on Net Income (Contribuição Social sobre o Lucro Líquido) or “CSLL” rate of 18.0% for financial institutions, applicable until 1998, compared to the CSLL rate of 8.0% for non-financial institutions on the basis of the constitutional principle of equal tax treatment. As of December 31, 2014, the amount related to this claim totaled R$54 million, which are fully provisioned.

•	Tax on services for financial institutions. Certain municipalities levy Service Tax (Imposto Sobre Serviços – ISS) on certain revenues derived from transactions not usually classified as the rendering of services. In such cases, we have argued in administrative and judicial proceedings against the payment of ISS. As of December 31, 2014, amounts related to these proceedings totaled R$722 million, which are fully provisioned.

•	Social security contribution. We are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions as we believe that these benefits do not constitute salary. As of December 31, 2014, amounts related to these proceedings totaled R$442 million, which are fully provisioned.

Contingent liabilities classified as possible risk of loss refer to judicial and administrative proceedings involving tax matters assessed by legal counsels as possible losses, which were not recognized as liabilities. The main lawsuits include:

•	Taxes on banking transactions. In May 2003, the Brazilian Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (“Santander DTVM”) and another tax assessment against us. The tax assessments refer to the collection of a CPMF (Contribuição Provisória sobre Movimentação Financeira) tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by our predecessor to Santander DTVM in 2000, 2001 and 2002. Based on our tax advisors’ opinion, the procedures adopted by Santander DTVM were correct. Santander DTVM succeeded in the first instance in its proceeding before the tax appeals board, but this decision was overturned in the Superior Chamber of Tax Appeals, and we were found liable for the tax assessment. Both decisions were appealed and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or “CARF”. As of December 31, 2014 amounts related to these claims are approximately R$629 million each.

•	Losses on loans. We have challenged the tax assessments issued by the Brazilian Federal Revenue Service claiming that our deduction of losses on loans from our corporate income tax (Imposto de Renda das Pessoas Jurídicas – IRPJ) and CSLL bases have not met the relevant requirements under applicable law. As of December 31, 2014 the amount related to this challenge was approximately R$668 million.

•	Social Security Contribution – Profit Sharing Payments (Participação nos Lucros e Resultados, or “PLR”). We are involved in administrative and judicial proceedings arising from tax assessment with respect to the collection of social security contributions on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with law. We have appealed against these infraction notices, since we consider the tax treatment to be appropriate based on applicable law and the nature of the payments. As of December 31, 2014 amounts related to these infraction notices totaled approximately R$1,099 million.

•	IRPJ and CSLL – Capital Gain. The Brazilian Federal Revenue Service issued a tax assessment against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34.0% tax rate instead of 15.0%. The assessment was appealed at the administrative level based on our understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. The administrative process is set for trial. We are responsible for any adverse outcome in this process as a former controller of Zurich

Santander Brasil Seguros e Previdência S.A. As of December 31, 2014 the amount related to this proceeding was approximately R$246 million.

•	Goodwill amortization of the acquisition of Banco Real: In October 2014 the Brazilian Federal Revenue Service issued a tax assessment against Santander Brasil in the amount of R$1,063 billion, claiming income tax and social contribution relating to the 2009 tax year. The argument of the Brazilian Federal Revenue Service is that the amortization of goodwill done before our merger with Banco Real cannot be deducted. We have appealed to the CARF in September 2014. We consider our risk of loss in this case as possible.

•	Goodwill amortization of the acquisition of Banco Sudameris: In November 2014, we received a tax assessment of R$196 million related to the deduction of goodwill amortization relating to the acquisition of Banco Sudameris. In December 2012, we received a similar tax assessment in the amount of R$239 million relating to the fiscal years encompassing August 2007 to April 2009. We have appealed in both cases to the CARF. We consider our risk of loss in this case as possible.

Labor Litigation

Similar to many other Brazilian banks, we are party to lawsuits brought by labor unions, associations and individual employees seeking, in general, compensation for overtime work, lost wages and retiree complaints about pension benefits and other labor rights. We believe we have either paid or adequately provisioned for all such potential liabilities. In addition, we are defendants in labor lawsuits filed by third-party employees that rendered or render services to us through service providers. Brazilian courts understand that if a third-party service provider fails to pay its employee, the employee has the right to demand payment directly from the company to which it rendered its services. As of December 31, 2014, our probable loss risk of labor-related litigation amounted to R$2.0 billion, which amount has been provisioned. Our possible loss risk of labor-related litigation amounted to R$0.1 billion.

Former employees of Banco do Estado de São Paulo S.A.: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit during those years. Partial payments were made from 1996 to 2000, as approved by the board of directors. The relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision with the High Employment Court (“TST”) and, subsequently, with the STF. The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been allowed leave to proceed and will be decided upon by the STF in plenary session. The contingent liabilities are classified as possible risk of loss. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

Civil Litigation

We are a party to civil lawsuits claiming damages and other civil remedies. These disputes normally fall within one of the following categories typical for Brazilian banks: (i) actions requesting the review of contractual terms and conditions or seeking monetary adjustments, including the alleged effects of implementation of certain economic government plans (as described below); (ii) actions arising from loan agreements; (iii) execution actions; and (iv) actions seeking damages. As of December 31, 2014, our probable loss risk in connection with civil litigation liabilities amounted to R$1.8 billion, which has been provisioned in full and our possible loss risk in connection with civil litigation liabilities amounted to R$0.6 billion. For civil lawsuits considered to be common and similar in nature, the provisions are recorded based on statistically averaged previous payments, and on the legal counsel’s evaluation of success. Provisions for other lawsuits are determined individually on a case-by-case basis.

Economic plans

Like the rest of the banking system, we have been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation in the 1980s and 1990s (“planos econômicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice

(“STJ”) set a limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which we believe should significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although some proceedings have been brought at the STJ and the Supreme Federal Court (“STF”) with which the matter is expected to be definitively settled. In August 2010, STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute of limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress in this connection were stayed until the court issues a final decision on the matter. In spite of the fact that STF initiated judgment in November 2013, a formal ruling has not been handed down as of the date hereof and we cannot predict when a formal ruling will be handed down by either the STJ or the STF.

Other Litigation

In addition to the matters described above, we are from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, or those that involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believe that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on our business, financial condition, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions currently accrued by us; as a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

Contingent liabilities classified as remote risk of loss refer to judicial and administrative proceedings involving other matters assessed by legal counsels, such as remote losses, which were not provided for. The main lawsuits are discussed in the following paragraphs.

In December 2008, the Brazilian Federal Revenue Service issued a tax assessment against us in the total amount of R$3.9 billion with respect to IRPJ and CSLL related to 2002 to 2004. The tax authorities assert that we did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. On October 21, 2011 an unanimous decision of CARF was handed down to cancel the tax assessments corresponding to fiscal years 2002 to 2004. The Brazilian Federal Revenue Service appealed to the Câmara Superior de Recursos Fiscais with respect to the merits but not due to the fine, and the 2002 fiscal year which was already being prescribed. Because of these two items, the assessment was reduced to R$1.8 billion. In June 2010, the Brazilian Federal Revenue Service issued other infraction notices in the total amount of R$1.4 billion, based on the same concepts as the previous notice, with respect to IRPJ and CSSL related to 2005 to 2007. In these cases, Santander Brasil were not granted a favorable decision, and it has been appealed on its merits, though there was a reduction in the fine of R$367 million, and the assessment was reduced to R$984 million. As of December 2013, the Brazilian Federal Revenue Service issued another infraction notice, in the total amount of R$344 million with respect to income tax and social contribution related to 2008. Santander Brasil has already appealed. In accordance with the advice of our external legal counsel, we believe that the Brazilian Federal Revenue Service’s position is incorrect, and that the risk of loss is remote. We did not record any provision since this issue should not have an impact on our consolidated financial statements.

Taxes on reimbursements arising from contractual guarantees. The Brazilian Federal Revenue Service issued infraction notices against us with respect to the collection of IRPJ and CSLL taxes for the fiscal years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder as reimbursement obligations for payments made by us and our controlled entities as a result of contingent liabilities arising from the activities of the previous controlling shareholder. The Brazilian Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, a public hearing was held before CARF and a unanimous decision was handed down to cancel the tax assessments corresponding to the 2002 fiscal year. In February 2012 this decision was declared non-appealable, so there is no potential tax liability related to this claim for the 2002 fiscal year. In relation to the 2004 tax year, we received a new favorable decision in the CARF. This resolution can be appealed by the Brazilian tax administration. Proceedings related to the fiscal years 2003 to 2006 are ongoing. As of December 31, 2014 amounts related to this infraction were approximately R$150 million. We consider the risk of loss remote.

In addition to the aforementioned proceedings, in June 2013, the Brazilian tax authorities issued an infraction notice against us as the responsible party liable for the tax on the capital gain allegedly obtained in Brazil by an entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (a shares merger) transaction carried out in August 2008. As a result of the aforementioned transaction, we acquired all the shares of Banco Real and AAB Dois Par through the delivery to these entities’ shareholders of newly-issued shares through a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issuance value of our shares that were received and the acquisition cost of the shares delivered in the exchange. We filed an appeal against the infraction notice at the Federal Tax Office and consider, based on the advice of our external legal counsel, that the position taken by the Brazilian tax authorities is not correct, that there are arguments for appeal against the infraction notice and that, as a result, the risk of loss is remote. Consequently, we have not recognized any provisions in connection with these proceedings.

Cayman Islands Branch

We have a branch in the Cayman Islands with its own staff and representative officers. The Banco Santander (Brasil) S.A. – Cayman Islands branch is licensed under The Banks and Trust Companies Law (2013 Revision), or the “Banks and Trust Companies Law,” as a Category “B” Bank and it is duly registered as a Foreign Company with the Registrar of Companies in Grand Cayman, Cayman Islands. The branch, therefore, is duly authorized to carry on banking business in the Cayman Islands. The branch was authorized by the local authorities to act as its own registered office and it is located at the Waterfront Centre Building, 28, North Church Street – 2nd floor, George Town, Grand Cayman, Cayman Islands, P.O. Box 10444 – KYI-1004, Phone: 1-345-769-4401 and Fax: 1-345-769-4601.

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

Dividend Policy

General Rules

We are required by Brazilian Corporate Law and our By-Laws to hold an annual general shareholders’ meeting by no later than the fourth month after each fiscal year, at which time, among other things, the allocation of the net profits in the preceding year and the distribution of an annual dividend are approved by our shareholders. The payment of annual dividends is based on our consolidated audited financial statements prepared for the immediately preceding fiscal year.

Our By-Laws provide that an amount equal to at least 25.0% of our adjusted net income, after deducting allocations to the legal and contingency reserves, should be available for distribution as a dividend or interest attributable to shareholders’ equity in any given year. This amount represents the mandatory dividend.

Our board of directors may declare interim dividends or interest attributable to shareholders’ equity based on income verified in semi-annual consolidated financial statements. The board of directors may also declare dividends or interest attributable to shareholders’ equity based on consolidated financial statements prepared for shorter periods, provided that the total dividends paid in each six-month period do not exceed the capital reserves amount required by Brazilian Corporate Law. The board of directors may also pay interim dividends or interest attributable to shareholders’ equity out of retained earnings or income reserves recorded in the last annual or semi-annual balance sheet. Any payment of interim dividends or interest on shareholders’ equity may be set off against the amount of mandatory dividends relating to the net income earned in the year in which the interim dividends were paid.

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

Brazilian Corporate Law allows, however, our shareholders to suspend dividends distribution if our board of directors reports to our annual shareholders’ meeting that the distribution would not be advisable given our financial condition. Our fiscal council, if in operation, should review any suspension of the mandatory dividend. In addition, our management should submit a report to the CVM setting out the reasons for the suspension. Net income not distributed by virtue of a suspension is allocated to a separate reserve and, if not absorbed by subsequent losses, is required to be distributed as a dividend as soon as our financial condition permits such payment.

Current and Future Dividend Policy

We currently recommend to our shareholders a 50% distribution of our yearly adjusted net income as dividends and/or interest attributable to shareholders’ equity. Our future dividend policy and the amount of future dividends and/or interest attributable to shareholders’ equity we decide to recommend to our shareholders for approval will depend on a number of factors, including, but not limited to, our cash flow, financial condition (including capital position), investment plans, prospects, legal requirements, economic climate and such other factors as we may deem relevant at the time.

Payment of Dividends

Any holder of record of shares at the time a dividend is declared is entitled to receive dividends. Under Brazilian Corporate Law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders’ resolution establishes another payment date, which, in any event, must occur prior to the end of the fiscal year in which such dividend was declared. Based on Brazilian Corporate Law, unclaimed dividends do not bear interest, are not monetarily adjusted and may revert to us three years after dividends were declared. In this regard, on April 30, 2014 our shareholders approved in an extraordinary shareholders meeting the amendment of the term of payment of dividends and interest attributable to shareholders’ equity related specifically for the year of 2014, to not more than 180 days as from its declaration by our board of directors and in any circumstances within the year of 2014.

The depositary is the registered owner of the units underlying the ADRs on the records of the registrar. Such units are held by us in Brazil, acting as the custodian and agent for the depositary for our units and also as the registrar.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADRs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by depreciation of the Brazilian currency.

The following table sets forth the amounts available for distribution as dividends based on the Brazilian GAAP calculation of net income. The reconciliation of net income under Brazilian GAAP to net income under IFRS is presented in note 45 of our audited consolidated financial statements for the years ended December 31, 2014, 2013 and 2012.

	For the year ended December 31,
	2014	2013	2012
	(in millions of R$)
Net Income attributed under Brazilian GAAP	2,153	1,626	3,187
(-) Legal Reserve	108	81,3	159
(=) Amounts Available for distribution	2,045	1,545	3,028
Mandatory Dividends – 25.0%	511	386	757
Interest on Shareholder’s Equity	690	300	1,020
Dividends	840	2,100	1,650
Total (Interest on Shareholder’s Equity and Dividends)	1,530	2,400	2,670
Dividends distributed in excess to the Mandatory Dividend	1,019	2,013	1,913

History of Payment of Dividends and Interest Attributable to Shareholders’ Equity

In 2014, we declared dividends and interest on shareholders’ equity in the gross amount of R$1,530 million, R$620 million of which was paid on August 28, 2014 and R$910 million of which was paid on February 26, 2015.

The table below shows the amounts paid to our shareholders in the periods indicated.

	For the year ended December 31,
	2014	2013	2012	2011	2010
	(in millions of R$)
Dividends	840	2,100	1,650	1,625	1,780
Interest attributable to shareholders’ equity	690	300	1,020	1,550	1,760
Total	1,530	2,400	2,670	3,175	3,540
Dividends and interest on capital per 1,000 shares
Common shares	193.26	302.15	335.73	398.43	443.95
Preferred shares	212.59	332.36	369.30	438.28	488.34

8B.	Significant Changes

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

ITEM 9. THE OFFER AND LISTING

9A. Offering and Listing Details

Market Price and Volume Information

On September 18, 2009, our board of directors approved the implementation of the global public offering (the “Global Offering”), which included the issue of 525,000,000 units (each representing at that date 55 common shares and 50 preferred shares), all registered, without par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of (i) units in Brazil on the over-the-counter market, in accordance with CVM Instruction 400/2003, and (ii) units abroad, including in the form of ADRs representing American Depositary Shares (“ADSs”) registered with the SEC under the Securities Act.

On October 6, 2009, the Global Offering priced shares at R$23.50 per unit and U.S.$13.40 per ADR. The units have been traded on the BM&FBOVESPA and the NYSE since October 7, 2009.

On April 29, 2014, Santander Spain, our indirect controlling shareholder, announced its intention to launch voluntary exchange offers in Brazil and in the United States to acquire up to all of our shares that were not held by the Santander Group, representing approximately 25% of our share capital, with payment in BDRs or ADRs representative of Santander Spain’s common shares.

On October 30, 2014, the voluntary offers in Brazil and in the United States were concluded. As a result of these offers, the Santander Group’s shareholding increased to 88.3% of our total share capital (not including the shares held by Banco Madesant - Sociedade Unipessoal). Also as a result of the offer in Brazil, our units were delisted from Level 2 Segment and are now traded at the traditional segment of BM&FBOVESPA.

For further information, please see “Item 4.—Information on the Company—A. History and Development of the Company—Important Events—Voluntary Exchange Offer by Santander Spain to Acquire Our Shares not held by the Santander Group.”

The following table shows our outstanding publicly traded common shares and preferred shares:

Free Float	BM&FBOVESPA	NYSE
Common shares	109,780,729	289,354,867
Preferred shares	137,585,145	289,354,867
Total	247,365,874	578,709,734

Units, Common and Preferred Shares traded on BM&FBOVESPA

The table below sets forth the high, low and last daily sales prices in reais for our shares on the BM&FBOVESPA for the periods indicated.

	Reais per share – SANB3 (Common Shares)
	High	Low	Last
2010 Annual	0.30	0.17	0.28
2011 Annual	0.25	0.12	0.16
2012 Annual	0.20	0.13	0.15
2013 Annual	0.16	0.11	0.14
1st Quarter	0.16	0.13	0.15
2nd Quarter	0.16	0.12	0.12
3rd Quarter	0.15	0.11	0.15
4th Quarter	0.15	0.13	0.14
2014 Annual(1)	8.50	0.10	6.70
1st Quarter	0.14	0.10	0.12
2nd Quarter(1)	8.18	0.11	7.64
3rd Quarter	8.30	7.31	8.02
4th Quarter	8.50	6.00	6.70
LAST 6 MONTHS
November 2014	8.50	6.00	8.00
December 2014	7.90	6.19	6.70
January 2015	7.44	6.10	6.50
February 2015	8.00	6.26	7.50
March 2015	8.19	6.90	7.75
April 2015 (through April 28)	9.27	7.80	9.27

(1)	On June 2, 2014, we carried out a reverse share split of the totality of our issued share capital at rate of 55:1 for each of our common and preferred shares.

	Reais per share – SANB4 (Preferred Shares)
	High	Low	Last
2010 Annual	0.22	0.16	0.21
2011 Annual	0.19	0.12	0.14
2012 Annual	0.18	0.13	0.13
2013 Annual	0.16	0.11	0.14
1st Quarter	0.16	0.13	0.14
2nd Quarter	0.15	0.12	0.12
3rd Quarter	0.15	0.11	0.15
4th Quarter	0.15	0.13	0.14

	Reais per share – SANB4 (Preferred Shares)
	High	Low	Last
2014 Annual(1)	8.18	0.10	6.02
1st Quarter	0.14	0.10	0.11
2nd Quarter(1)	8.18	0.11	7.50
3rd Quarter	8.15	7.00	7.84
4th Quarter	7.91	5.51	6.02
LAST 6 MONTHS	8.15	5.51	6.02
November 2014	7.30	5.51	6.79
December 2014	6.83	6.01	6.02
January 2015	6.50	5.82	6.02
February 2015	6.50	5.80	6.36
March 2015	6.75	5.91	6.15
April 2015 (through April 28)	7.00	6.15	6.88

(1)	On June 2, 2014, we carried out a reverse share split of the totality of our issued share capital at rate of 55:1 for each of our common and preferred shares.

	BM&FBOVESPA Units – SANB11
	High	Low	Last
	R$ per share
2010 Annual	26.05	17.93	24.85
2011 Annual	22.95	12.51	14.96
2012 Annual	19.70	13.59	14.97
2013 Annual	16.07	12.64	13.98
1st Quarter	16.07	13.97	14.61
2nd Quarter	15.71	13.17	13.55
3rd Quarter	16.01	12.64	14.94
4th Quarter	15.74	13.65	13.98
2014 Annual	16.49	10.84	13.46
1st Quarter	14.45	10.84	12.57
2nd Quarter	16.49	12.15	15.12
3rd Quarter	16.46	14.55	15.83
4th Quarter	16.05	12.29	13.46
LAST 6 MONTHS	16.46	12.29	13.46
November 2014	15.80	12.29	14.80
December 2014	14.65	12.30	13.46
January 2015	13.77	12.21	12.45
February 2015	14.70	12.25	14.13
March 2015	14.78	12.88	14.07
April 2015 (through April 28)	16.14	14.13	16.00

ADRs traded on NYSE

Our ADRs have been listed and traded on the NYSE since October 7, 2009. Our Units abroad, including in the form of ADRs representing ADSs are registered with the SEC under the Securities Act and the Exchange Act.

The deposit agreement, pursuant to which ADRs have been issued is between us and JPMorgan Chase Bank, National Association, as depositary, and the holders from time to time of ADRs.

Since certain of our shares and our ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

	NYSE ADR – BSBR
	High	Low	Last
	U.S.$ per share
2010 Annual	15.66	9.82	13.60
2011 Annual	13.98	6.73	8.14
2012 Annual	11.30	6.56	7.28
2013 Annual	8.08	5.71	5.97
1st Quarter	8.08	7.30	7.30
2nd Quarter	7.49	6.11	6.12
3rd Quarter	6.70	5.71	6.70
4th Quarter	7.17	5.88	5.97
2014 Annual	7.18	4.48	5.02
1st Quarter	5.98	4.48	5.57
2nd Quarter	7.18	5.47	6.92
3rd Quarter	7.12	6.44	6.54
4th Quarter	6.57	4.55	5.02
LAST 6 MONTHS	6.28	4.55	5.02
November 2014	6.28	4.95	5.82
December 2014	5.75	4.55	5.02
January 2015	5.28	4.62	4.62
February 2015	5.12	4.48	4.98
March 2015	4.93	4.05	4.41
April 2015 (through April 28)	5.59	4.52	5.51

9B. Plan of Distribution

Not applicable.

9C. Markets

Our units, common and preferred shares are traded on BM&FBOVESPA. The regulation of Brazilian securities markets which affects such securities is described below. In addition, we also have ADRs which have been listed and traded on the NYSE since October 7, 2009. For further information, see “Item 9. The Offer and Listing—A. Offering and Listing Details.”

Regulation of Brazilian Securities Markets

The Brazilian securities market is regulated by the CVM, as provided for by Law 6,385 of December 7, 1976, or the “Brazilian Securities Market Law,” and Brazilian Corporate Law, as well as the CMN and the Brazilian Central Bank.

The Brazilian Central Bank and the CVM are responsible for the regulation and supervision of brokerage firms. The Brazilian Central Bank also regulates foreign investment and exchange transactions, pursuant to the guidelines set forth by the CMN, as provided for in the Brazilian Securities Market Law and Law 4,595 of December 31, 1964. These laws and regulations provide for, among other things, disclosure requirements, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges.

Under Brazilian Corporate Law, a company is either publicly held (companhia aberta) or privately held (companhia fechada) and unlisted. All publicly-held companies must be registered with the CVM and are subject to reporting and other regulatory requirements. A company registered with the CVM may list its securities either on the Brazilian stock exchange market or on Brazilian over-the-counter markets. The shares of a listed company may also be traded privately.

The over-the-counter market is divided into two categories: (i) organized over-the-counter markets, in which the transactions are supervised by self-regulating entities authorized by the CVM; and (ii) non-organized over-the-

counter markets, in which the transactions are not supervised by self-regulating entities authorized by the CVM. In either case, the over-the-counter markets consist of direct trades, outside of the stock exchange market, through a financial institution registered with the CVM, which serves as an intermediary. No special application, other than registration with the CVM (and, in case of organized over-the-counter markets, registration with the applicable one), is necessary for securities of a public company to be traded in these markets.

To be listed on the BM&FBOVESPA, a company must apply for registration with the CVM and BM&FBOVESPA.

Trading on the BM&FBOVESPA

In late 2008, Bolsa de Valores de São Paulo – BVSP and Companhia Brasileira de Liquidação e Custódia were merged into BM&FBOVESPA, which currently gathers all trading activities of shares and commodities in Brazil, including settlement, clearing and depositary services.

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

When investors trade shares on the BM&FBOVESPA, the trade is settled in three business days after the trade date, without adjustments to the purchase price. The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of an independent clearing house, a division of the BM&FBOVESPA, which handles the multilateral settlement of both financial obligations and transactions involving securities. According to the regulations of the BM&FBOVESPA, financial settlement is carried out through the system of transfer of funds of the Brazilian Central Bank and the transactions involving the sale and purchase of shares are settled through the BM&FBOVESPA custody system. All deliveries against final payment are irrevocable.

Corporate Governance Practices

In 2000, the BM&FBOVESPA introduced three special listing segments, known as Levels 1 and 2 of Corporate Governance and Novo Mercado, aimed at fostering a secondary market for securities issued by Brazilian companies listed on the BM&FBOVESPA, and it prompted such companies to follow good corporate governance practices. The listing segments are designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. The listing requirements were updated on May 10, 2011.

Our units were initially listed on the Level 2 Segment. However, as a result of the voluntary exchange offer launched by Santander Spain in Brazil for the acquisition of our shares, our units were delisted from Level 2 Segment and are now traded at the traditional segment of BM&FBOVESPA.

Within the BM&FBOVESPA we are part of one sustainability index: ISE. The ISE (Índice de Sustentabilidade Empresarial – Entrepreneurial Sustainability Index) is a reference for socially responsible investments in Brazil. To be part of the portfolio composed by 40 companies, the company participates in a careful process to evaluate its performance in regards to sustainability, including economic efficiency, environmental balance, social practices and corporate governance.

Investment in Our Units by Non-Residents of Brazil

Investors residing outside Brazil, including institutional investors, may either register their investments in securities in Brazil, as a foreign direct investment under Law 4,131/62, or as a portfolio investment under the applicable regulation enacted by CMN and CVM Instruction 325. Foreign investors, regardless of whether their investments are made as direct investments or portfolio investments, must be enrolled with the Brazilian Internal Revenue. This registration process is undertaken by the investor’s legal representative in Brazil.

Currently, portfolio investments are regulated by Resolution 2,689 issued by CMN (“CMN Resolution 2,689”). However, on September 29, 2014, the CMN published new Resolution 4,373 (the “New Resolution”) which modified the regulation of investments in the Brazilian financial and capital markets by investors who do not reside in Brazil. The main purpose of the New Resolution is to facilitate the entry of foreign investors in the Brazilian financial and capital markets. The New Resolution introduces, among other things, the possibility for foreign investors of making investments in local currency with funds held in foreign bank accounts of the non-resident investor, or with bills of payment denominated in reais but issued abroad. The New Resolution will come into force on March 30, 2015, revoking CMN Resolution 2,689.

With certain limited exceptions, CMN Resolution 2,689 (and the New Resolution as of March 30, 2015) allows investors to carry out any type of transaction in the Brazilian capital markets involving a security traded on a Brazilian stock or futures exchange or organized over-the-counter market, but investors may not transfer the ownership of investments made under such regulation to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our units are made through the foreign exchange market.

For further information on the requirements for the registration of foreign portfolio investments, see “Item 10. Additional Information—D. Exchange Controls—Foreign Investment in Brazil—Capital Markets Investment.”

In their turn, foreign direct investors under Law 4,131/62 may sell their shares in both private and open market transactions, but these investors are currently subject to less favorable tax treatment on gains. For more information on foreign direct investors, see “Item 10. Additional Information—D. Exchange Controls—Foreign Investment in Brazil—Foreign Direct Investment.”

The New Resolution also deals with investments of foreign capitals in Brazil through Depositary Receipts (“DRs”), revoking, from March 30, 2015, Resolution 1,927 issued by CMN which currently rules issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.

We filed an application to have the ADRs approved under CMN Resolution 1,927 by the Brazilian Central Bank and the CVM, and we received final approval on October 1, 2009.

If a holder of ADRs decides to exchange ADRs for the underlying units, the holder will be entitled to (i) sell the units on the BM&FBOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our units, (ii) convert its investment into a foreign portfolio investment under CMN Resolution 2,689 (and under the New Resolution as of March 30, 2015) or (iii) convert its investment into a foreign direct investment under Law 4,131/62. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations” for a description of the tax consequences for an investor residing outside Brazil of investing in our units in Brazil.

If a holder of ADRs wishes to convert its investment into either a foreign portfolio investment under CMN Resolution 2,689 or a foreign direct investment under Law 4,131/62, it should begin the process of obtaining its own foreign investor registration with the Brazilian Central Bank or with the CVM, as the case may be, in advance of exchanging the ADRs for common shares.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADRs into foreign portfolio investments. If a holder of ADRs elects to convert its ADRs into a foreign direct investment under Law 4,131/62, the conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. This may also involve the need to change the units into shares.

If a foreign direct investor under Law 4,131/62 wishes to deposit its units into the ADR program in exchange for ADRs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. This may also involve the need to change the units into shares.

The Brazilian constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization by the President of Brazil based on national interest or reciprocity. A presidential decree issued on November 13, 1997, in respect of Banco Meridional do Brasil S.A. (a predecessor entity) allows up to 100% foreign participation in our capital stock. Foreign investors may acquire our units or ADRs as a result of this decree. In addition, foreign investors may acquire publicly traded non-voting shares of Brazilian financial institutions traded on a stock exchange or depositary receipts offered abroad representing non-voting shares without specific authorization. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Foreign Investment in Brazilian Financial Institutions.”

9D. Selling Shareholders

Not applicable.

9E. Dilution

Not applicable.

9F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10A.	Share Capital

Not applicable.

10B.	By-Laws

We describe below a summary of the important provisions of our By-Laws and of the corporate and Brazilian capital markets legislation and regulations. This description is not intended to be exhaustive. It is based on our By-Laws (an English translation of which has been filed with the SEC), as well as on the legislation and regulations applicable to companies and the Brazilian capital market currently in effect.

Registration and Business Purpose

We are a publicly-held company, incorporated under Brazilian law. Our documents of incorporation are duly registered with JUCESP, under NIRE No. 35300332067.

Pursuant to article 4 of our By-Laws, our corporate purpose is to (i) participate in asset, liability and accessory transactions related to our respective authorized portfolios (commercial, investment, credit, financing and investment, real estate credit and leasing), as well as foreign exchange transactions; (ii) manage investment portfolios and any other transaction that would be allowed by law and regulations in force; and (iii) participate, as shareholder or quotaholder, in other companies.

Managers’ Role and Conflict of Interests

Brazilian Corporate Law imposes on the members of the board of directors and officers the duty of diligence during the performance of their functions, as well as the duty of loyalty to the company besides prohibiting the member of the board of directors and the officers from: (i) receiving any type of direct or indirect personal advantage from third parties, by virtue of the position occupied, without authorization in the By-Laws or from a shareholders’ meeting; (ii) taking part in any corporate transaction in which he or she has an interest that conflicts with our interest or in the decisions made by other directors on the matter; (iii) use any commercial opportunity which may come to his or her knowledge, by virtue of his or her position, for his or her own benefit or that of a third party, whether or not harmful to the company; (iv) fail to exercise or protect the company’s rights or to take advantage of a commercial opportunity of interest to the company, in seeking to obtain advantages for himself or herself or for a third party; and (v) acquire for resale with profit property or rights which he or she knows the company needs or which the company intends to acquire.

Additionally, since we are a financial institution, we are subject to certain prohibitions set forth in Law 4,595, dated as of December 31, 1964, including the prohibition to grant loans and advance amounts to the members of our board of directors and officers, as well as to the members of our other consulting, administrative, fiscal or similar boards and the respective spouses.

In addition to these provisions, Article 10 of our By-Laws provides that board members and officers are forbidden to be involved in the analysis, approval or settlement of business deals or loans relating to a company where they hold more than five percent (5%) of the capital stock as partners or shareholders, or where they are members of the management, or had been members within a period of up to six (6) months before their appointment. Finally, our policy for transactions with related parties also sets forth procedures to be followed by managers involved in such transactions, and when other potential conflicts of interest may arise.

Rights of Common Shares and Preferred Shares

Each common share gives its holder the right to a vote at general meetings. In their turn, the preferred shares do not grant voting rights in our shareholders’ general meetings, except as related to the following matters:

•	Change of corporate status, merger, consolidation or spin-off;

•	Approval of agreements entered into between us and our controlling shareholder, directly or indirectly, and agreements with other companies in which our controlling shareholder has an interest, whenever the law or the By-Laws provide that they must be approved at a shareholders’ general meeting;

•	The appraisal of assets to be contributed to increase our capital stock.

As regards the election of members of the board of directors, the Brazilian Corporate Law sets forth that, when members of the board of directors are elected, minority holders of shares in public companies holding a minimum of 15% of the total number of voting shares, or holders of preferred shares without voting rights, or with restricted voting rights, representing 10% of the capital stock, or holders of common and preferred shares who jointly represent at least 10% of the capital stock, have the right to elect one member of our board of directors in a separate vote. Nevertheless, these rights can only be exercised by the holders of shares that maintained their holding for at least three months before the date of the annual shareholders’ meeting. The Brazilian Corporate Law also permits a multiple vote procedure to be adopted, upon request by shareholders representing at least 10% of our voting capital. According to CVM Instruction 282 of June 26, 1998, the percentage needed to call for a multiple vote to elect members of the board of directors, in public companies with capital stock exceeding R$100 million, is 5%.

The holders of preferred shares are entitled to the following rights according to our By-Laws:

•	Dividends and interest on shareholders’ own equity in an amount 10% higher than those attributed to common shares, as well as priority in the distribution;

•	Participation on equal terms with the common shares conditions, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of accrued income, reserves or any other resources;

•	Priority in reimbursement of capital, without payment of premium, in the case of liquidation; and

•	Tag-along rights in the event of a change in our control, under the same terms and conditions extended to our controlling shareholders.

Common shares not belonging to the controlling shareholders also give their holders tag-along rights in the event that our control is transferred on the same terms and conditions as those granted to our controlling shareholders.

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

Under the Brazilian Corporate Law, any change in the preferences or that have an adverse financial effect on the rights of the holders of our preferred shares, or any change that results in the creation of a more favored class of preferred shares, must be approved by a resolution at a general shareholders’ meeting and will become valid and effective only after approval by a majority of our preferred shareholders in a shareholders’ meeting.

Brazilian Corporate Law also sets forth that the following shareholders’ rights cannot be repealed by our By-Laws or decisions made at shareholders’ meetings:

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

Description of Units

The Units are share deposit certificates, each representing 1 common share and 1 preferred share, all of them free and unencumbered. The shares represented by the Units shall be registered in a trust account as linked to the Units, and ownership can only be transferred by means of a transfer of the corresponding Units, on the written instructions of the holder. Earnings from the Units and the amount received in the case of redemption or repayment shall only be paid to the holder of the Units registered in our books in its role as custodian.

None of the shares underlying the Units, the earnings thereon or the corresponding redemption or repayment amounts may be pledged, encumbered or in any other way given in guarantee by the holder of the Units, nor may they be subject to pledge, confiscation, sequestration, search or apprehension, or to any other onus or encumbrance.

The Units are held by us, as the custody institution, in book-entry form in an account opened in the holder’s name and the transfer of ownership is effected by debiting the seller’s Unit account and crediting the buyer’s Unit account according to a written transfer order issued by the seller or a court authorization or transfer order delivered to us. We will retain all the written transfer orders sent by the holders of the Units, as well as the court authorizations or transfer orders. Dividends, interest on shareholders’ equity and/or cash bonuses shall be paid to us and we shall then transfer the amount to the custody agents for payment to the Unit holders. The pledge, usufruct, right of succession, fiduciary transfer in guarantee and any other conditions, onus or encumbrances on the Units must be registered in the custodian’s records, as well as noted in the corresponding statement of account of Units.

We shall provide Unit holders with a statement of account at the end of each month in which there is movement and, even if there is no movement, at least once a year. The statement shall show the date and place of issue, the name and details of the holder of the Unit account, an indication that it is a statement of Unit account, details of the shares deposited, a statement that the shares deposited, their earnings and any amounts received in the event of redemption or repayment shall only be paid to the holder of the Unit account or to the holder’s order in writing, our charge for the deposit, if any, and the addresses where Unit holders may obtain assistance.

Upon a written order issued by the holder of the Unit account to an authorized broker for the stock exchange where the Units are traded, the custodian shall block the corresponding Units and transfer them to the buyer on receipt of confirmation of the sale from the exchange.

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

The following rules apply to the exercise of the rights granted to the shares represented by Units:

•	Dividends and share redemption or repayment amounts delivered to us, as depository of the shares, shall be paid by us to the Unit holder;

•	Only the Unit holder shall have the right to attend our general meetings and to exercise all of the prerogatives conferred on our shareholders by the shares represented by the Units;

•	In the event of a stock split, cancellation or reverse stock split or new issues of shares by us while the Units are in existence, the following rules will be observed:

(1)	In the event there is a change in the number of shares represented by Units as a result of a reverse stock split or cancellation of shares, we will debit from the Unit accounts the number of cancelled shares of each Unit holder and proceed with the automatic cancelation of Units, observing the ratio of 1 common share to 1 preferred share issued by us to each Unit. We will deliver to the shareholders those shares that are insufficient to constitute a Unit in the form of shares, rather than Units; and

(2)	In the event there is a change in the number of shares represented by the Units as a result of a reverse stock split or cancellation of shares, the custodian will register the deposit of the new shares and issue new Units, registering them in the accounts of their respective holders, so as to reflect the new number of shares held by unit holders, maintaining a ratio of one common share and one preferred share issued by us and represented by Units, and will deliver to holders those shares that are insufficient to constitute a Unit in the form of shares rather than Units;

•	In the event of a capital increase by means of the issue of shares that may be converted into new Units, Unit holders may exercise the preemption rights belonging to the shares represented by their Units. We shall create new Units in the register of book-entry Units and credit them to their holders so as to reflect the new number of common and preferred shares issued by us, subject to the current proportion of ordinary and preferred shares to constitute the Units. Shares that are too few to constitute a Unit shall be delivered to the shareholders as shares, rather than Units. There shall be no automatic credit of Units in the event of the exercise of preemption rights in the issue of securities other than shares; and

•	Unit holders will be entitled to receive any shares issued as a result of our spin-off, consolidation or merger.

General Meetings

At our duly convened and installed general meetings, our shareholders are authorized to resolve on business related to our activities and to take the decisions they deem to be in our interests.

Our shareholders are exclusively responsible for approving the financial statements at the annual general meeting, and to decide on the destination of net earnings and the distribution of dividends for the year immediately preceding the meeting. The members of the board of directors and fiscal council are, as a general rule, elected at annual general meetings unless for an exceptional reason they have to be elected at an extraordinary general meeting.

An extraordinary general meeting may be held at any time, including together with an annual general meeting. Our shareholders in a general meeting are exclusively responsible for approving, among other matters: (i) amendments to our By-Laws; (ii) election and dismissal of members of our board of directors; (iii) creation of any reserves of profits, other than the legal reserve; (iv) suspension of the rights of a shareholder that has failed to comply with obligations under the law or our By-Laws; (v) approval of our incorporation, merger or spin-off; and (vi) approval of our dissolution or liquidation, approval of reports prepared by the liquidators and the election of a liquidator and members of the fiscal council to operate during a liquidation.

Quorum of General Meetings

As a general rule, the Brazilian Corporate Law sets forth that a general meeting can be held if shareholders holding at least 25% of the voting capital stock are present, at the first call, and at the second call if any number of holders of voting shares are present. If the shareholders have been convened to resolve on amendments to the By-Laws, the quorum at the first call must be at least 2/3 of the voting shares and, at the second call, any number of holders of voting shares.

The CVM may authorize the aforementioned quorum, set forth in the Brazilian Corporate Law, to be reduced in the case of a publicly held company with widely held shares, and where the last three general meetings have been attended by shareholders representing less than half the voting shares.

In general, the approval of any matter must occur through votes of shareholders attending a general meeting in person, or through a proxy, corresponding at least to a majority of the common shares represented at the meeting, and abstentions are not taken into account for this calculation. Nevertheless, the affirmative vote of shareholders representing at least one half of the voting shares is needed for the approval of the following matters, among others: (i) reduction of the mandatory dividend to be distributed to our shareholders; (ii) changes in our business purpose; (iii) our merger, spin-off or incorporation; (iv) our participation in a corporate group (as defined by the Brazilian Corporate Law); (v) the termination of a state of liquidation, and (vi) our dissolution.

Call Notice of our Shareholders’ General Meetings

The Brazilian Corporate Law requires all general meetings to be called by a minimum of three entries in the Official Gazette of the State of São Paulo and in another mass circulation newspaper in São Paulo, where the BM&FBOVESPA is located. Our call notices of meetings are currently published in the Official Gazette of the State of São Paulo, the official journal of São Paulo state, and in the Valor Econômico newspaper. The first call must be published not more than 15 days before the date of the meeting, and the second call not more than eight days in advance. However, in certain circumstances, at the request of any shareholder, the CVM may (i) after consulting us, require the shareholders’ meeting to be postponed and held 30 days after the first call; and/or (ii) suspend for up to 15 days the advance notice required for an extraordinary general meeting, to give the shareholder time to understand and analyze the proposals to be voted on at the meeting. The call notices must give full details of the agenda for the meeting (the term “general matters” being prohibited) and the adequate supporting documents must be available to the public on the CVM’s website from the date of publication of the first call.

Place of our Shareholders’ General Meetings

Our shareholders’ meetings are held at our headquarters at Avenida Presidente Juscelino Kubitschek, 2041/2235, Bloco A, Vila Olímpia, in the city of São Paulo, state of São Paulo, Brazil. The Brazilian Corporate Law allows our shareholders to hold meetings outside our headquarters in an event of force majeure, provided that the meetings are held in the city of São Paulo and the relevant notice contains a clear indication of the place where the meeting will be held.

Responsibility for Calling General Meetings

It is usually the responsibility of our board of directors to call a general meeting, which may also be called by the following persons or bodies: (i) any shareholder, when our directors fail to call a meeting within 60 days of the date required by law or by our By-Laws; (ii) shareholders representing a minimum of 5% of our capital stock, if our managers fail to call a meeting, within 8 days, in response to a justified request submitting matters to be discussed; (iii) shareholders representing a minimum of 5% of our capital stock, if our managers fail to call a meeting intended to install a fiscal council, if our board of directors fail to call a meeting intended to install a fiscal council, within eight days of the request being made; and (iv) the fiscal council, if our board of directors fails to call the annual general meeting; and the fiscal council can also call an extraordinary general meeting whenever there are serious or urgent reasons.

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

Among other matters, our policy establishes that the persons subject to it shall refrain from buying or selling, by themselves or via their direct dependents or by using directly or indirectly controlled companies, any securities issued by us, or backed by them, as well as their respective derivatives:

(1)	From the time when such persons become aware of material information that may affect the value of our securities, until such information is disclosed to the public. Those subject to the policy may trade in Company securities received or acquired under our variable compensation plans only during a period of 30 days from the date when such securities are vested, and after the end of the corresponding lock-up period, for the purpose of disposing of them, subject to the undertakings described in the following items;

(2)	During the period between our decision to increase capital stock, issue securities, distribute dividends, pay bonuses, or execute a stock split or a reverse stock split, and the publication of the corresponding notices or announcements;

(3)	When it is intended to carry out a takeover, a total or partial spin-off, transformation or corporate reorganization;

(4)	During the 30-day period prior to the publication of annual or six-monthly financial statements, or quarterly financial information (“ITR”). However, exceptionally in the case of issues of fixed-rate securities by us by means of a public offer overseas, in order to raise funds for us in the ordinary course of our business, including medium term notes issued by us, this period shall be reduced to 15 days before the publication of such statements.

Our policy also establishes that our controlling shareholders, officers, and members of our board of directors, members of our fiscal council (when there is an active one) and members of any other bodies with technical or consulting functions created by a provision in the By-Laws, shall not be trade securities issued by us or their respective derivatives on the same day that we, our controlled or associated companies or any other company under their common control are selling shares held in treasury or purchasing shares to be held in treasury, or while holding open orders to deal in our shares. However, such prohibition shall not apply if the acquisition or sale of our shares by us has the specific purpose of making feasible the management of risk arising out of our activities as market maker of certain funds indexes.

Right to Withdrawal

The Brazilian Corporate Law gives our shareholders the right to withdraw from Santander Brasil, upon reimbursement of the equity value of their shares, if the shareholder disagrees with or abstains from voting on certain resolutions approved in shareholders’ general meetings.

According to the Brazilian Corporate Law, the right of withdrawal may be exercised in the following circumstances, among others as provided by law: (i) a change in the preferences, privileges or repayment or redemption conditions granted to our preferred shares, or the creation of a new, more favored class of shares (in which case, only a shareholder who is adversely affected by such change or creation shall have the right of withdrawal); (ii) spin-off (subject to the conditions below); (iii) a reduction in our mandatory dividend; (iv) a change in our corporate purpose; (v) a merger or incorporation with another company in specific circumstances (as described below); (vi) our joining a group of companies, as defined in the Brazilian Corporate Law; (vii) a corporate transformation; (viii) the takeover of all our shares by another Brazilian company, so as to make us its wholly-owned subsidiary; or (ix) the acquisition of control of another company at a price exceeding the legal limits.

The Brazilian Corporate Law also provides that a spin-off of a company shall entitle its shareholders to withdraw only if it results in: (i) a change in the corporate purpose, unless the assets spun off are transferred to a company whose principal activity coincides with the business purpose of spun-off company; (ii) a reduction in the mandatory dividend; or (iii) becoming part of a group of companies, as defined in the Brazilian Corporate Law. Besides, in the event of a consolidation or merger of us into another company, or when we become part of a group of companies (as defined in the Brazilian Corporate Law), our shareholders will not be entitled to withdraw from our company if the shares of such companies (a) are liquid, i.e. are listed on the BM&FBOVESPA general index or on any other Stock Exchange index, as defined by the CVM, and (b) are widely held, such that our controlling shareholders or other companies under common control hold less than half the shares of the type or class to which the right of withdrawal corresponds. The right of withdrawal must be exercised within 30 days of publication of the minutes of the general meeting resolving on the matter that gave rise to such right. Furthermore, we have the right to reconsider any resolution that has given rise to a right of withdrawal, during the 10 days following the end of the period for exercising the right, if we consider that the payment of the price for buying out dissident shareholders would put our financial stability at risk.

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

Redemption of Shares

According to the Brazilian Corporate Law, we may redeem our shares by means of a resolution passed at a general meeting by votes representing at least 50.0% of the shares affected by the redemption. Shares may be redeemed out of retained profits, revenues reserves or capital reserves. If not all of the shares are to be redeemed, a lottery ballot shall be held. If custody shares are selected in the ballot and the custody agreement does not provide for the situation, the financial institution must specify the proportion of shares to be redeemed.

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

However, according to the Brazilian Corporate Law and our By-Laws, our shareholders do not have preemptive rights in cases of granting or exercise of any share call option. In addition, our board of directors may exclude the preemptive right of our shareholders or reduce the exercise period, in the issuance of shares and subscription warrants whose placement is made through sale on stock exchange or public subscription, or share exchange, in a public offering of control acquisition.

Purchase of our own Shares

Our By-Laws authorize our board of directors to approve the purchase of our own shares. The decision to acquire our shares and hold them in treasury or to cancel them, is subject to the following restrictions, among others. It may not: (i) result in a reduction of our capital stock; (ii) require the use of funds exceeding the balance of retained or available profits, other than the legal reserve (as defined in the applicable regulations), as shown in the latest balance sheet; (iii) give rise, directly or indirectly, by action or omission, to an artificial situation of demand, supply or pricing of the shares, or involve any practice that is not equitable; (iv) apply to shares that have not been paid up, or to those belonging to our controlling shareholders; or (v) take place simultaneously with a public offer for the purchase of our shares. We may not hold in treasury more than 10% of our shares outstanding, excluding the shares belonging to our controlling shareholders and including shares held by our subsidiaries.

On November 3, 2014, our board of directors approved the Unit repurchase program to cover the acquisition of up to 44,253,662 Units, representing 44,253,662 common shares and 44,253,662 preferred shares or ADRs which, by us or our branch in Cayman, corresponding, as of October 31, 2014, to approximately 1.16% of the totality of our corporate capital. The repurchase program ends on November 3, 2015.

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

Cancellation of Registration as a Publicly-Held Company

We may cancel our registration as a publicly-held company and, for this purpose, our controlling shareholders must necessarily make a public offer to acquire all our shares in the market, according to the Brazilian Corporate Law and the regulations issued by the CVM. The minimum offer price must be at least equal to the economic value of our shares, as valued by a specialized company using any generally accepted and recognized valuation method, or any other criteria defined by the CVM.

The valuation report must be prepared by a specialized and experienced appraiser, who is independent of Santander Brasil, our management team and our controlling shareholders and who shall be chosen by the board of directors. The proposer shall bear the costs of preparing the valuation report.

Disposal of Control

Our By-Laws state that disposal of control of our company, either in a single transaction or in a series of transactions, must be subject to the condition, whether suspensive or resolutory, that the acquirer undertakes to make a public offer to acquire all the shares held by our other shareholders, both common and preferred, pursuant to the conditions and deadlines required by the current legislation, so as to ensure that they receive equal treatment with respect to the controlling shareholder in the disposal.

This offer will still be required (i) in cases where there is assignment for consideration of rights to subscribe for shares that may result in the disposal of the company’s control; and (ii) in case of disposal of control of a company that holds the control power over us.

Requirement for Disclosure of Information

As a publicly-held company, we must comply with the requirements for disclosure of information set forth by the Brazilian Corporate Law, and the CVM.

Periodic and Occasional Disclosure of Information

The regulations applicable to publicly-held companies issued by the CVM, including CVM Instruction 358, provide that we must disclose a number of items of periodic and occasional information. Among such items of information are, for example, our financial statements accompanied by the management reports and the reports of our independent auditors, our standard financial information form (formulário de informações financeiras padronizadas – DFP), our quarterly report (formulário de informações trimestrais – ITR) and our reference form (formulário de referência).

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

CVM Instruction 457 of July 13, 2007, as amended (“CVM Instruction 457”) provides that we are also subject to the disclosure of our consolidated financial statements based on the International Financial Reporting Standards, or IFRS, within 4 months of the end of each reporting period. The financial statements mentioned by CVM Instruction 457 must be disclosed in their entirety, together with (i) the management report, (ii) explanatory note expressly stating without reservation that the consolidated financial statements are in accordance with IFRS and Brazilian GAAP, and (iii) the opinion of the independent auditors. Within 15 days following the term established by Brazilian law for disclosure of our quarterly information, we must: (i) disclose our full quarterly information translated into the English language; or (ii) disclose our financial statements or consolidated financial statements in accordance with IFRS, accompanied by the independent auditors’ review report.

Disclosure of Information about Trading by Our Managers and Related Persons

Our officers, members of our board of directors, fiscal council, if in operation, and any technical or consulting body created by our By-Laws must disclose to us the securities issued by us, our controlling or controlled companies, when publicly-held, and the derivatives and other securities referenced by such securities that are held by them, as well as the trades with such securities. This obligation includes the securities held by the spouses, companions and any dependents of the aforementioned persons, as well as the companies directly or indirectly controlled by them. We are obliged to send such information to CVM and BM&FBOVESPA within ten days following the end of the month in which there is a change in the holding position or the month in which the relevant person is invested in the position (including name of person acquiring the shares, number and characteristics of the securities, form, price and date of acquisition).

Disclosure of Information about our Shareholders with Relevant Interest

CVM Instruction No. 358 sets forth that (a) any direct or indirect controlling shareholders, (b) any shareholders entitled to elect members of the board of directors and fiscal council, as well as (c) any person or group of persons acting jointly with the aforementioned persons or representing the same interest, when reaching a direct or indirect holding corresponding to 5% or more of the same type or class of shares of our corporate capital must disclose to us the following information: (i) the name and qualification of the person acquiring the shares; (ii) the reason for the participation and aimed quantity of shares, containing, if it were the case, a declaration by the acquiring party that it does not intend to alter the composition of its control or the structure of the company’s administration; (iii) the number of shares, subscription warrants, rights of subscription of shares and call options, by class and type, then directly or indirectly held by the acquirer or any related person; (iv) the number of debentures convertible into shares then directly or indirectly held by the acquirer or any related person, specifying the number of shares subject to potential conversion, by class and type; (v) indication of any agreement ruling the exercise of voting rights or the purchase and sale of our securities; and (vi) if the shareholder is resident or domiciled abroad, the name and the registration number in the Natural Persons Registry (“CPF”) or the National Register of Legal Entities (“CNPJ”) of its agent or legal representative in Brazil for the purposes of article 119 of the Brazilian Corporate Law.

Also, the persons mentioned in the previous paragraph must always inform us when their respective interests increase by 5%, are reduced reaching 5% or a decrease by 5%.

Our investor relations officer is responsible for sending this information to CVM and to BM&FBOVESPA as soon as received.

Disclosure of Material Facts

Law 6,385 of December 7, 1976, as amended, and CVM Instruction 358 set forth that we must disclose any decision of our controlling shareholder, of a general shareholders’ meeting or of any of our management bodies, or any other act or event in connection with our business that could influence: (i) the trading price of our securities or securities referenced to our securities; (ii) the decision by investors to buy, sell or keep those securities; (iii) the decision by investors to exercise any rights they have as holders of those securities.

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

The applicable regulation authorizes us, on an exceptional basis, to request confidential treatment of certain material developments from the CVM when our management believes that disclosure of the respective fact to the public could result in adverse consequences to us.

10C.	Material Contracts

For the two years immediately preceding the publication of this annual report, we were not a party to any material contract outside the ordinary course of business.

10D.	Exchange Controls

Foreign Investment in Brazil

Foreign Direct Investment

Foreign Direct Investment in Brazil is regulated by Law 4,131 and Law 4,390, enacted on September 3, 1962 and August 29, 1964, respectively, as amended. A foreign direct investor under Law 4,131/62 must:

•	register as a foreign direct investor with the Brazilian Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporate Law.

Foreign capital must be registered with the Brazilian Central Bank through the Electronic Registration System – Foreign Direct Investment (the “Registro Declaratório Eletrônico – Investimento Externo Direto”) within 30 days of the flow of funds into Brazil in accordance with Law 4,131. The registration of foreign capital is required for the remittance of profits abroad, the repatriation of capital and the registration of reinvestments. Investments will always be registered in the foreign currency in which they are actually made, or in Brazilian currency, if the funds are derived from a non-resident account properly held in Brazil.

On December 28, 2006, Law 11,371 allowed the registration of the foreign capital invested in Brazilian companies but not yet duly registered and not subject to other types of registration. For the purposes of such registration the amount of foreign capital in reais to be registered must be evidenced in the accounting records of the relevant Brazilian company and must be registered prior to the last business day of the subsequent calendar year during which the company becomes obligated to register the capital.

Other than such registration, foreign investment is not subject to government approvals or authorizations and there are no requirements regarding minimum investment or local participation in capital (except in very limited cases such as in regard to financial institutions, insurance companies and other entities subject to specific regulations). Foreign participation, however, is limited (that is, subject to approvals) or forbidden in several sectors.

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

Capital Markets Investment

Investors residing outside Brazil, including institutional investors, are authorized to purchase securities in Brazil on the Brazilian stock exchange, provided that they comply with the registration requirements set forth in the applicable regulation enacted by CMN and CVM Instruction 325.

Currently, portfolio investments are regulated by CMN Resolution 2,689. However, on September 29, 2014, the CMN published the New Resolution which modified the regulation of investments in the Brazilian financial and capital markets by investors who do not reside in Brazil. The main purpose of the New Resolution is to facilitate the entry of foreign investors in the Brazilian financial and capital markets. The New Resolution introduces, among other things, the possibility for foreign investors of making investments in local currency with funds held in foreign bank accounts of the non-resident investor, or with bills of payment denominated in reais but issued abroad. The New Resolution will come into force on March 30, 2015, revoking CMN Resolution 2,689.

With certain limited exceptions, under CMN Resolution 2,689 (and the New Resolution as of March 30, 2015) investors are permitted to carry out any type of transaction in the Brazilian capital markets involving a security traded on a stock or futures exchange or an organized over-the-counter market, but may not transfer the ownership of investments made under such regulation to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under Santander Brasil’s shares are made through the commercial rate exchange market.

Under CMN Resolution 2,689 (and under the New Resolution as of March 30, 2015), an investor residing outside Brazil must:

•	appoint at least one representative in Brazil that will be responsible for complying with the registration and reporting requirements and reporting procedures of the Brazilian Central Bank and the CVM. Currently, if the representative is an individual or a non-financial company, the investor must also appoint an institution duly authorized by the Brazilian Central Bank that will be jointly and severally liable for the representative’s obligations. As of March 30, 2015, the representative will necessarily need to be a financial institution or an institution authorized to operate by the Brazilian Central Bank;

•	register as a foreign investor with the CVM;

•	appoint one or more custodians authorized by CVM;

•	register the foreign investment with the Brazilian Central Bank;

•	appoint a tax representative in Brazil; and

•	obtain a taxpayer identification number from the Brazilian federal tax authorities.

Securities and other financial assets held by foreign investors pursuant to said regulation must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.

10E.	Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the ownership and disposition of units or ADRs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership or disposition of units or ADRs. The summary is based on the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder, as of the date hereof, which are subject to change.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of units or ADRs. Prospective holders of units or ADRs should consult their tax advisors as to the tax consequences of the acquisition, ownership and disposition of units or ADRs in their particular circumstances.

Brazilian Tax Considerations

The following discussion is a summary of the Brazilian tax considerations relating to the acquisition, exchange, ownership and disposition of units or ADRs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Resident Holder”). The discussion is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differences of interpretation. Any change in such law may change the consequences described below.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil.

The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our units or ADRs. Holders of units or ADRs and prospective purchasers thereof should consult their tax advisors with respect to the tax consequences of owning and disposing of our units or ADRs in light of their particular investment circumstances.

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

Interest Attributable to Shareholders’ Equity

Law 9,249, dated December 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on net equity and to treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, subject to the limits described below. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the Long Term Interest Rate (Taxa de Juros de Longo Prazo – TJLP), as determined by the Brazilian Central Bank from time to time, and the amount of this deductible expense may not exceed the greater of:

•	50.0% of the net income (after the deduction of social contribution on net profit but before taking into account allowances for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; and

•	50.0% of our accumulated profits.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15.0%, or 25.0% for individuals or entities residing in a “Tax Haven” (that is, a country where there is no income tax or where income tax is below 17.0% or where local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership). These payments may be included, at their net value, as part of any mandatory dividend, as discussed above under “—Dividend Policy.”

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

The income tax on these gains must be withheld at source and the tax rate will vary depending on the domicile of the Non-Resident Holder:

•	If the Non-Resident Holder is not located in a Tax Haven, the tax rate will be 15.0%;

•	If the Non-Resident Holder is located in a Tax Haven, the tax rate will be 25.0%.

The tax must be withheld and paid by the payer or, in cases where the buyer and seller are domiciled abroad, a legal representative shall be designated for the payment of the tax.

(ii)	Taxation of the Net Gain Earned in the Country in a Transaction Carried Out on the Brazilian Stock Exchange (Or Similar Exchange).

There will also be the levy of income tax on net gains earned by a Non-Resident Holder on the disposition of units sold on the Brazilian stock exchange, commodities or futures exchange (or similar exchange). The tax rate will vary according to the type of investment registration made by the Non-Resident Holder at the Brazilian Central Bank, as well as the location of the beneficiary:

•	Net gains earned by a Non-Resident Holder who (i) has its investment registered in Brazil with the Brazilian Central Bank under the rules of the CMN Resolution 2,689 (“Registered Holder”) and (ii) is not a Tax Haven resident are subject to income tax at a rate of zero percent; and

•	Net gains earned by a Non-Resident Holder who is not a Registered Holder or is a Tax Haven resident (Registered Holder or not) are subject to income tax at a rate of 15.0%. In this case, withholding income tax of 0.005% will be levied by the intermediary institution (that is, a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against the 15.0% income tax due on the net gain, which will be paid by the Non-Resident Holder’s tax representative in Brazil.

Any other gains realized on a disposition of units that is not carried out in an exchange environment or that is conducted in the non-organized “OTC market” are subject to the same rules set forth in item “(i) Taxation of Capital Gain Earned in the Country in a Transaction Not Carried Out on the Brazilian Stock Exchange (Or Similar Exchange).” Gains realized by a Non-Resident Holder on the disposition of preemptive rights held in stock will be subject to Brazilian income tax, according to the same rules applicable to the sale of units or ADRs.

(iii)	Capital Reduction.

In the case of a capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the shares is treated as capital gain derived from a transaction held of a Brazilian exchange described above in (i) and is therefore subject to withholding tax at the rate of 15.0% for a Non-Resident Holder not located in a Tax Haven or up to 25.0% for a Non-Resident Holder located in a Tax Haven.

Sale of ADRs

Pursuant to Section 26 of Law 10,833, the sale of an asset located in Brazil by a Non-Resident Holder, whether to a Brazilian resident or to another Non-Resident Holder, is subject to Brazilian income tax. Our understanding is that ADRs do not qualify as assets located in Brazil and thus should not be subject to the Brazilian income tax. Notwithstanding the foregoing, since the tax rule referred to in Section 26 of Law 10,833 provides broad language and has not been definitely analyzed by the administrative or judicial courts, we are unable to assure you of the final outcome of such discussion.

Gains on the exchange of ADRs for units

Non-Resident Holders may exchange ADRs for the underlying units and sell the units on the Brazilian stock exchange, and the sale proceeds may be remitted abroad within five business days from the date of exchange or sale (in reliance on the depositary’s electronic registration). Because there is no calculation of capital gains earned in the country, such a transaction should not be subject to income tax.

Upon receipt of the underlying units in exchange for ADRs, Non-Resident Holders may also elect to register with the Brazilian Central Bank the U.S. dollar value of such units as a foreign portfolio investment under CMN Resolution 2,689, which will entitle them to the tax treatment applicable to Registered Holders described above.

Alternatively, the Non-Resident Holder is also entitled to register with the Brazilian Central Bank the U.S. dollar value of such units as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a Registered Holder.

Gains on the exchange of units for ADRs

The deposit of units in exchange for ADRs by a Non-Resident Holder may be subject to Brazilian income tax on capital gains if the acquisition cost of the units is lower than the market price for such units.

The difference between the acquisition cost and the average price of the units is considered a capital gain subject to income tax at a rate of 15.0%, or 25.0% for Tax Haven residents. If a Non-Resident Holder that is a foreign direct investor under Law 4,131/62 wishes to deposit its units into the ADR program in exchange for ADRs, such Non-Resident Holder will be required to present to the custodian evidence, if applicable, of payment of the income tax assessed on capital gains at the rate of 15.0% or, in the case of a Tax Haven resident, 25.0%.

However, there are arguments to support the position that there should be no withholding tax on this transaction, because: (i) the deposit of units would not have represented the disposal of the investment; and (ii) the transaction is registered on the stock exchange. Given the uncertainty of these two positions, we recommend that you consult your tax advisors.

Tax on Foreign Exchange Transactions (IOF/Exchange)

The Tax on Foreign Exchange Transactions (IOF/Exchange), is due on the conversion of Brazilian or foreign currency, or any document that represents it, into an available equivalent amount. Currently, for most foreign exchange transactions, the IOF/Exchange rate is 0.38%.

However, currently different IOF/Exchange rates apply to foreign exchange transactions carried out in connection with investments made by Non-Resident Holders in the Brazilian financial and capital markets under CMN Resolution 2,689/00. These rates are:

(i)	investment in financial and capital markets (Fixed Income), constitution of guaranteed margin, derivatives operations with predetermined yield, including simultaneous transactions: zero (from June 4, 2013);

(ii)	investment in variable income securities negotiated on a stock exchange, commodities and futures, acquisition of shares in public offerings or subscription of shares, as long as they belong to publicly-held companies whose shares are subject to trading on the stock exchange: zero;

(iii)	investment in private equity funds (FIP), investment funds in emerging companies (FIEE) and investment funds in shares from these funds (FIC-FIP and FIC-FIEE): zero;

(iv)	simultaneous foreign exchange transactions resulting from the cancellation of depositary receipts for the acquisition of shares negotiated on the stock exchange: zero;

(v)	return of investments made in the Brazilian capital and financial markets: zero;

(vi)	distribution of interest on shareholders’ equity and dividends: zero;

(vii)	investment in Brazilian Depositary Receipts: zero; and

(viii)	investments in bonds related to infrastructure projects, which comply with the requirements provided for in Article 1 of Law 12,431/2011: zero.

Under the provisions of the Law, the Brazilian government may increase any of these rates at any time, up to 25.0%. However, any increase in rates may only apply to future transactions.

Tax on Transactions Involving Bonds and Securities and Derivatives

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, known as “IOF/Bonds Tax.”

Currently, the IOF Bonds Tax is due at a daily rate of 1.0%, limited to 96.0% of the income generated by fixed income bonds, on the redemption amount or the amount received from assignment or renegotiation. The rate is reduced to zero as from the thirtieth day.

The rate of IOF/Bonds Tax applicable to transactions of variable income securities, including those traded in stock, commodities or futures markets that involve shares, or units composed of shares, is reduced to zero.

The IOF Derivatives Tax was established by the Decree 7,563 of September 16, 2011, with the original levy of 1.0% per day on the notional value of the adjusted purchase sale or maturity of financial derivative contract in the country that individually results in an increased foreign exchange exposure on a short position. However, under Decree 8,027 of June 12, 2013 the tax rate was reduced to zero.

Other Brazilian Taxes

The inheritance and gift tax (“ITCMD”) is applicable to the transfer of any goods or rights by gift or bequest. The transfer of shares, or units comprised of shares, that are abroad to individuals who are domiciled in Brazil is subject to taxation. If the shares are in Brazil and are transferred to a non-resident, the ITCMD will apply if the donor is domiciled in Brazil and the recipient is domiciled abroad. The ITCMD is a state tax with a maximum rate of 8%.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of ADRs or units, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. This summary does not address “Medicare contribution tax” consequences and applies only to U.S. Holders (as defined below) that hold ADRs or units as capital assets for U.S. federal income tax purposes and does not address special classes of holders, such as:

i.	certain financial institutions;

ii.	insurance companies;

iii.	dealers and traders in securities that use a mark-to-market method of tax accounting;

iv.	persons holding ADRs or units as part of a hedge, “straddle,” conversion transaction or integrated transaction;

v.	holders whose “functional currency” is not the U.S. dollar;

vi.	holders liable for the alternative minimum tax;

vii.	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

viii.	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

ix.	holders that own or are deemed to own ten percent or more of our voting shares; and

x.	persons holding ADRs or units in connection with a trade or business conducted outside the United States.
181

If an entity that is classified as a partnership for U.S. federal income tax purposes holds units or ADRs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding units or ADRs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the units or ADRs.

The summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. In addition, the summary is based in part on representations of the depositary and assumes that each obligation provided for in, or otherwise contemplated by, the deposit agreement or any other related document will be performed in accordance with its terms. U.S. Holders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the acquisition, ownership and disposition of ADRs or units in their particular circumstances.

As used herein, a “U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of ADRs or units that is:

(1) an individual who is a citizen or resident of the United States;

(2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

(3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(4) a trust if (a) a court within the United States is able to exercise primary supervision for the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has validly elected under applicable Treasury Regulations to be treated as a U.S. person.

In general, for U.S. federal income tax purposes, U.S. Holders of ADRs will be treated as the owners of the underlying units represented by those ADRs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADRs for the underlying units represented by those ADRs.

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

Taxation of Distributions

Distributions paid on our units or ADRs (including distributions to shareholders that are treated as interest on net equity for Brazilian tax purposes and amounts withheld in respect of Brazilian tax), other than certain pro rata distributions of our common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. These dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADRs, the depositary’s) receipt of the dividend, and will not be eligible for the “dividends received deduction” generally allowed to corporations receiving dividends from domestic corporations under the Code. The amount of the distribution will equal the U.S. dollar value of the reais received, calculated by reference to the exchange rate in effect on the date that distribution is received (which, for U.S. Holders of ADRs, will be the date on which the distribution is received by the depositary), whether or not the depositary or U.S. Holder in fact converts any reais received into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Any gains or losses resulting from the conversion of reais into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will generally be U.S. source.

Subject to applicable limitations, the discussion above regarding concerns expressed by the U.S. Treasury and the discussion of the passive foreign investment company rules below, under current law, dividends paid with respect to our ADRs to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain. Non-corporate U.S. Holders should consult their tax advisors regarding the availability of these favorable rates in their particular circumstances.

Sale or Other Disposition of ADRs or Units

Subject to the discussion of the passive foreign investment company rules below, gain or loss realized by a U.S. Holder on the sale or exchange of ADRs or units will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the ADRs or units and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss to the extent that the U.S. Holder’s holding period with respect to the ADRs or units exceeds one year. Gain or loss, if any, will generally be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. If a Brazilian tax is withheld on the sale or other disposition of ADRs or units, a U.S. Holder’s amount realized will include the gross amount of proceeds of the sale or disposition before the deduction of the Brazilian tax. See “—Brazilian Tax Considerations” for a description of when a disposition may be subject to taxation by Brazil.

Foreign Tax Credits

Subject to certain generally applicable limitations, which may vary depending upon a U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Brazilian income taxes withheld from dividends on ADRs or units. A U.S. Holder will be entitled to use these foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. In addition, a U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends.

Because a U.S. Holder’s gains from the sale or exchange of ADRs or units will generally be treated as U.S. source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of the foreign taxes imposed on any such gains. U.S. Holders should consult their tax advisors as to whether these Brazilian taxes may be creditable against the U.S. Holder’s U.S. federal income tax liability on foreign-source income from other sources. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Brazilian income taxes in computing taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

The Brazilian IOF/Exchange Tax imposed on the purchases of units and the IOF/Bonds Tax on the deposits of units in exchange for ADRs (as discussed above under “—Brazilian Tax Considerations”), will not be treated as creditable foreign tax for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors as to whether those taxes would be deductible for U.S. federal income tax purposes.

The rules governing foreign tax credits are complex and, therefore, U.S. Holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Passive Foreign Investment Company Rules

Based on proposed Treasury Regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, we believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended December 31, 2014. However, because the proposed Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25.0% interest), and the nature of our activities.

If we were a PFIC for any taxable year during which a U.S. Holder held our ADRs or units, any gain recognized by a U.S. Holder on a sale or other disposition of ADRs or units would be allocated ratably over the U.S. Holder’s holding period for the ADRs or units. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to all other taxable years would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each of those taxable years. Further, the portion of any distribution in respect of ADRs or units that is in excess of 125.0% of the average of the annual distributions on ADRs or units received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADRs or units. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we were to be treated as a PFIC in any taxable year in which a U.S. holder held ordinary shares or ADRs, a U.S. holder would generally be required to file IRS Form 8621 with its annual U.S. federal income tax returns, subject to certain exceptions.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the preferential dividend rates discussed above with respect to certain dividends paid to non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S. .-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

10F.	Dividends and Paying Agents

Not applicable.

10G.	Statement by Experts

Not applicable.

10H.	Documents on Display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file with or furnish reports and other information to the SEC. Reports and other information filed or furnished by us to the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may also be inspected at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which our ADRs are listed. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the internet at http://www.sec.gov.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Overview

To manage the risks of our operations, we have incorporated the Santander Group’s global risk management functions at various levels of our organization. Certain members of our risk management team are seconded from the Santander Group to ensure a consistent risk management approach worldwide by implementing the Santander Group’s risk management policies for all areas, including financial, credit and market risk. In addition, committees headed by senior management oversee our risk reports in each of these areas. Risk limits and exposures are further subject to the approval of the Santander Group.

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

Information, analyses and decisions are also disseminated through the channels described below, fostering communication among areas within Santander Brasil and within the risk management process:

i.	internal department mailboxes, which allow for the exchange of information within groups and areas;

ii.	periodic meetings (departmental, monthly, quarterly, off-site, conventions), which allow for regular exchange of information on an in-person basis;

iii.	our regulations portal, which is an internal portal within our intranet where we maintain our current risk management policies;

iv.	e-mail;

v.	video and teleconferences with Santander Spain; and

vi.	risk committees, including the executive risk committee for Brazil, the risk management committee, centralized risk committees, decentralized committees and decentralized instances for business management.

Information is prepared in an effort to improve risk management and is classified as standard information or non-standard information.

i.	Standard information: includes information and reports generated on a regular basis and with fixed content, subject to revisions, which is available to senior management for different target areas, depending on the type of information included in each report. This information is used to facilitate knowledge about credit use, instrument valuation and the results generated, in addition to the analyses needed to manage these risks and optimize capital. Each report may have a distinct presentation based on the guidelines pursuant to which it is prepared.

ii.	Non-standard information: includes presentations and other information prepared for our senior management on an ad hoc basis or upon specific request and addresses specific topics that are not included in the standard reports. When the request for certain information becomes more regular, such reporting becomes standard and is generated automatically. Standard information delivered to our senior management is intended to facilitate the understanding of all risks for which the risk management department is responsible.

iii.	The content of each report fits within one of two fundamental bases: the nature of the information and its frequency. The nature of the information prepared is either quantitative or qualitative.

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

The frequency with which quantitative and qualitative risk management information is prepared is determined by the kind of information provided, as follows:

Daily information:

i.	liquidity and market risk: includes data on treasury limits (VaR, positions, sensitivity of linear and non-linear econometric models) and the principal changes in the treasury portfolio; and

ii.	solvency risk: focuses on sharp changes in our business and/or business environment or those that involve significant variations in the evolution of the business and its environment.

Weekly information:

i.	focuses on generating updated high-level information in different segments (focused on solvency risk) or portfolios (focused on market risk), as well as a summary of the relevant facts and expected short-term changes;

ii.	is generated for our senior management, including the Chief Executive Officer and vice president executive officers of retail, risks and finance, and an independent member of our board of directors; and

iii.	is drawn from our risk management framework and policies globally and is validated by local market and solvency risk areas.

Monthly information:

i.	liquidity and market risk: facilitates the analysis of the current situation of different activities, including structural and interest rate risks; it also includes a detailed analysis of alternative measures and stress scenarios;

ii.	solvency risk: facilitates an assessment of the current situation in different segments, compared to the budgeted situations and an analysis of the causes of deviations; also introduces credit rating with a basis of analysis;

Monthly information is generally more detailed than weekly information.

Risk Management Committees

The following table describes our principal credit and market risk management committees in Brazil, the responsibilities and members of each such committee and the frequency with which such committees meet.

Committee	Responsibilities	Members	Meeting Frequency
Executive Risk Committee (focused on portfolios management)	• Approves the risk tolerance that will be proposed to the board of directors of Santander Brasil; • Monitors portfolios and ensures compliance with Santander Brasil’s risk tolerance and budget; and	Chief Executive Officer Vice President Executive Officers who are members of the Executive Committee	Monthly
• Monitors the market to identify risks and opportunities that must be managed.
Executive Risk Committee (focused on clients)	• Analyzes and approves credit risks and market operations for Global Wholesale clients and Corporate, as well as limits, treasury products, restructuring proposals and payment arrangements.	Vice President Executive Officer for Risk Management in Brazil and reporting officers Invited members: Auditors, Compliance officers	Three times a week

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

Our executive credit committee makes decisions with regard to risk management in Brazil with representatives of our senior management, including our Chief Executive Officer, our vice president executive officer of risk management and the other members of our executive committee. The main responsibilities of the executive credit committee include defining our level of risk tolerance, monitoring our loan portfolios and market conditions, as well as any recommendations made by the Brazilian Central Bank. The executive credit committee also raises any matters to our board of directors that exceed the authority of the committee. Each of our risk management committees has certain powers and approval levels, in each case subject to Brazilian law and regulations. Decisions at the committee level are intended to be collegial in a manner to ensure that differing opinions are all considered.

Credit Risk

The Santander Group risk management model is based on prudent risk management and the definition of risk tolerance by our board of executive officers. We operate within the risk management culture of the Santander Group following the guidelines of our board of executive officers, the Brazilian Central Bank regulations and international best practices, to protect capital and promote profitability. One of our credit risk management principles is independence among our business areas, which provides sufficient autonomy to accomplish appropriate risk management. Another characteristic of our credit model is the direct involvement of our senior management in decision-making through credit committees. Our credit approval process, particularly the approval of new loans and risk monitoring, is structured according to our classification of customers and products between our retail and wholesale lending operations.

Retail Lending

In retail banking, credit requests by individuals are analyzed by a credit approval system applying various types of processes depending on the credit history of the individual and the type of credit requested. For standard credit requests, approval is generally made at our branches based on an automatic, standardized process. When the customer’s request is submitted for credit approval, we collect relevant credit information from the customer, including the individual’s profession, level of income, internal and external financial restrictions, credit history, current indebtedness, and relationship with us. Based on this data and the type of credit requested, our credit rating system automatically assigns a credit rating based on a scoring model and our risk management policies. We use our scoring models in two different phases: during the “application” process and later in the “ongoing” phase. A credit scoring model is applied in the application phase when the customer begins a relationship with us and a behavioral scoring model is used when the customer has already had a relationship with us for a period established by our risk management policies. This policy allows us to evaluate our existing customers with a more complete analysis than if we applied a pure scoring model for all customers.

For financing products offered to SMEs, the credit risk approval process can involve an automated scoring system, based on credit policies, and/or be manually and individually analyzed and approved, based on the creditworthiness of the SME, in accordance with the respective credit risk approval authority levels developed internally. This preliminary analysis also generates a credit rating based on our internal models. Additional information, such as the characteristics of the financing product being offered, including related terms and conditions and collateral granted in connection therewith, is also taken into account as part of the approval process.

Pre-approved limits on lines of credit for a particular individual or an SME are granted based on the creditworthiness and size as determined according to our scoring criteria. Credit approval by our branches is allowed by authorized personnel according to established parameters. Credit limits are managed based on the performance of the customers, taking into account each customer’s risk profile.

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

The following table presents the individuals or organizational bodies authorized to make extensions of credit to retail borrowers for the amounts specified:

Authorization Required	Amount
Branch(1)	Up to R$2 million
Decision centers(2)	Up to R$10 million
Institutional Risk Committee(3)	Up to R$15 million
Superior Risk Committee for Retail(4)	Up to R$60 million
Superior Risk Clients Committee(5)	Up to U.S.$70 million
Brazil Executive Risk Committee(6)	Up to €100 million

(1)	For individuals, the maximum value is R$2.0 million for mortgages; for other credit lines, the maximum is R$150,000. For SMEs the maximum value for credit lines is R$500,000.
(2)	Members of the decision centers of risk include superintendents and other representatives of the risk area.
(3)	Members of the institutional risk committee include a retail risk superintendent, executive superintendent and other representatives of the risk area.
(4)	Members of the superior risk committee for retail include the retail risk officer.
(5)	Members of the superior risk committee include the wholesale officer, retail risk officer, market risk officer, billing officer and representatives from each risk department.
(6)	Santander Brasil’s Chief Executive Officer, vice president executive officer responsible for risk, risk officers of wholesale, retail, recovery and solvency, and vice president executive officers of Santander Brasil’s business areas (wholesale and retail).

Wholesale Lending

With respect to our Global Wholesale Banking customers, the approval process is determined for each customer class and product separately. Credit requests by our GB&M customers, a group of entities, are approved by the superior risk committee or by the Brazil executive risk committee. Credit requests by our corporate customers in our Global Wholesale Banking segment (corporations with annual revenues in excess of R$80 million) must be approved by the relevant credit committees.

Authorization Required	Amount Corporate Customers (GB&M)	Amount Corporate Customers
Regional approval committee	N.A.	Up to R$6 million
Regional Wholesale Risk Committee	N.A.	Up to R$15 million
Territorial Risk Committee	N.A.	Up to R$40 million
Local GB&M Committee	Up to U.S.$20 million	N.A.
Superior Risk Committee(1)	Up to U.S.$40 million	Up from U.S.$70 million
Brazil Executive Risk Committee(2)	Up to €100 million	Up to €100 million

(1)	Members of the superior risk committee include, among others, officers of wholesale, retail, market risk, recovery and representatives from the risk departments.

(2)	Santander Brasil Chief Executive Officer, Credit Risk Vice President/Brazil, Market Risk Director/Brazil, Risk Officers of Wholesale, Retail, Recovery and Solvency, and Vice Presidents of de Santander Business areas (wholesale and retail).

Credit Monitoring

Credit lines to retail banking SME customers are reviewed on a weekly basis. Credit lines to retail banking individual clients are reviewed, systemically, on a daily basis, based on a client’s credit rating. This process allows for improvements in the credit exposure of customers who have presented good credit quality. Specific early warnings are automatically generated in the case of the deterioration of a customer’s credit quality. In this case, with the identification of the client’s solvency problem, a process to reduce credit risk, designed to prevent default, is implemented. For example, early warnings are automatically generated for SMEs, and their financial performance is monitored monthly. In addition, the financial situation of each enterprise is discussed by specific committees in the presence of the commercial area, with the aim of continuously improving the quality of our loan portfolio.

Credit lines to Global Wholesale Banking customers and related credit quality are reviewed on an annual basis. There is a monitoring procedure and, for any specific concern in regard to the credit quality of a certain customer, we use a system of customer monitoring known as FEVE (Firms for Special Vigilance), with possible actions to be taken under the following categories: “monitor,” “reduce exposure,” “seek collateral” or “cancel.” A customer subject to action under one of these categories will be reviewed on a quarterly or a semi-annual basis, depending on the situation.

Recovery

Our business recovery area is responsible for all of our non-performing portfolios. This area defines, implements and monitors strategies and performance related to non-performing portfolios, seeking to ensure maximum efficiency in recovery subject to applicable Brazilian law and regulation.

The business recovery area uses statistical tools to study the behavior of clients and develop strategies for more effective recovery. Customers with greater probability of payment are classified as low risk customers and those with a low probability of payment are classified as high risk with more intensified collection points.

The channels of operation are defined as “Mapa de Responsabilidade,” (Responsibility Map), using the time value of default versus risk value, in addition to other characteristics, to create strategies for recovery. Our credit recovery tools include daily contact through our call center, inclusion of defaulting clients within external sources of credit protection, sending collection letters, and direct contact through our branch network. Internal teams specialized in restructuring and debt recovery work directly with defaulting clients with loans of higher values which are overdue more than 60 days. We use outside agencies and lawyers to recover high-risk clients. These agencies receive a success fee for any amounts recovered.

We often sell non-performing loans in our portfolio. These sales of non-performing loans in our portfolios happen periodically through an auction process in order to obtain optimal prices in the markets.

Executive Financial Committee

Our asset and liability management strategy is defined by the executive financial committee, which operates under the strict guidelines and procedures established by the Santander Group. Members of the executive financial committee include our Chief Executive Officer, Chief Financial Officer, treasurer, vice president executive officer of risk management, vice president executive officer of Global Wholesale Banking operations, senior vice president executive officer of retail banking, the head of ALM and our chief economist, among others. The executive financial committee establishes our funding strategy, structural balance sheet interest rate position and capital management. It uses several risk metrics to monitor the impact of market conditions, including interest rate margin sensitivities. Other financial committee activities include the establishment of transfer pricing policies, management of risk-weighted assets and economic capital exposure, management of local regulatory capital and decision making on capital instrument issuances, each of which is in line with the Santander Group’s guidelines and limits.

Market Risk

Types of market risk

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

Exchange rate risk

Exchange rate risk arises due to the sensitivity of the value of a foreign currency position in relation to a base currency (in our case, reais) due to a potential change in exchange rates. We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business. We maintain non-trading open currency positions arising from our investments in overseas subsidiaries (such as our Cayman Islands branch), affiliates and their respective currency funding. Our principal non-trading currency exposure is the U.S. dollar, which, as mandated by our policies, is hedged to the real within established limits.

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

Volatility risk

Volatility risk is the sensitivity of the value of a portfolio to changes in the volatility of a number of risk factors, including volatility of interest rates, exchange rates, share prices and of commodity prices. This risk is applicable to financial instruments which have volatility as a variable in their valuation model.

Other, more complex, risks to which we may be exposed include:

Correlation risk

Correlation risk is the sensitivity of the value of a portfolio to changes in the relation between risk factors, whether of the same type (for example, between two exchange rates) or of a different nature (for example, between an interest rate and the price of a commodity).

Market liquidity risk

Market liquidity risk is the possibility of a Bank entity or the Santander Group as a whole finding itself unable to exit or close a position in time without affecting the market price or the cost of the transaction. This risk can be caused by a decrease in the number of market makers or institutional investors, the execution of large volumes of operations, market instability and increases of the concentration existing in certain products and currencies. Market depth is the main liquidity driver in our trading portfolio, even though our policy is to trade the most liquid assets. Our liquidity risk also arises in non-trading activity due to the maturity gap between assets and liabilities mostly in the retail banking business.

Risk of prepayment or cancellation

In certain transactions the relevant loan agreement allows, explicitly or implicitly, voluntary prepayment prior to maturity without any penalty, which creates a risk that the cash flows expected from that particular credit line have to be reinvested at a potentially lower interest rate. This mainly affects loans or mortgage securities.

Underwriting risk

Underwriting risk occurs as a result of participation in the underwriting of a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all or any proportion of any issuance among potential buyers.

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

Activities subject to market risk

Our market risk area is responsible for measuring, controlling and monitoring risk in respect of those operations where risk to our business arises as a result of changes in market factors. Market risk arises due to changes and potential volatility in interest rates, exchange rates, share prices and commodities prices, as well as due to liquidity risk of the various products and markets in which we operate. The following paragraphs summarize the principal market risks to which we are exposed.

On the basis of the origin of the risk to which we are exposed, our activities are classified as follows:

Trading book

The trading book includes financial services to customers and purchase-sale and positioning mainly in fixed income, equity and currency products. The trading book comprises our proprietary positions in financial instruments held for resale and/or bought to take advantage of current and/or expected differences between purchase and sale prices. This portfolio also includes positions in financial instruments deriving from market-making and sales activities. As a result of trading fixed income securities, equity securities and foreign exchange, we are exposed to interest rate, equity price and foreign exchange rate risks. We are also exposed to volatility when non-linear derivatives are used.

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

These policies, procedures and limits on market risk are applicable to all units, businesses or portfolios susceptible to market risk, and rest on five basic pillars, which we believe are vital for correct management of market risks:

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

Structure of Limits Regarding Market Risk

The market risk limit structure represents Santander Brasil’s risk appetite and is aligned with our global market risk management policies, which encompass all of our business units and serve to:

i.	identify and define the main types of risk incurred in a manner consistent with our business strategy;

ii.	quantify and report to our business segments with respect to appropriate risk levels and risk profile in line with senior management’s assessment of risks to help avoid any of our business segments taking undesired risks;

iii.	provide flexibility to our business segments to timely and efficiently establish risk positions that are responsive to market changes and our business strategies, and always within risk levels acceptable to Santander Brasil;

iv.	allow the individuals and teams originating new business to take prudent risks that will help attain budgeted results;

v.	establish investment alternatives by limiting equity requirements; and

vi.	define the range of products and underlying assets within which each unit of treasury can operate, taking into consideration our risk modeling and valuation systems and our liquidity tools. This will help to constrain market risk within our defined risk strategy.

Global market risk management policies define our risk limit structure while the risk committee reviews and approves such policies. Business managers administer their activities within these limits. The risk limit structure covers both our trading and non-trading portfolios and includes limits on fixed income instruments, equity securities, foreign exchange and derivative instruments.

Limits considered to be global limits refer to the business unit level. To date, system restrictions prevent intra-day limits. Our business units must comply with approved limits. Potential excesses require a range of actions carried out by the global market risk function unit including (i) providing risk-reducing suggestions and controls, which are the result of breaking “alarm” limits and (ii) taking executive actions that require risk takers to close out positions in order to reduce risk levels.

The market risk limits used by us are established along different metrics intended to cover all activity subject to market risk from many perspectives, applying criteria we believe to be conservative. The principal limits include:

Trading limits

VaR limits;

i.	limits of equivalent positions and/or nominal;

ii.	sensitivity limits to interest rates;

iii.	vega limits;

iv.	risk limits of delivery by short positions in securities (fixed income and equities); and

v.	limits aimed at reducing the volume of effective losses or protecting results already generated during the period:

•	loss trigger; and

•	stop loss.

Structural limits

i.	structural interest rate risk of the balance sheet:

•	sensitivity limit of net interest margin over a one year horizon; and

•	sensitivity limit of market value of equity.

ii.	structural exchange rate risk comprised of the net position in each currency; and

iii.	liquidity Risk: limits defined based on several stress scenarios.

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

Trading Activity

•	VaR: as calculated by us, our internal VaR model is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence level, subject to certain assumptions and limitations discussed below. Our standard methodology is based on historical simulation of 520 days and is calculated using the VaR methodology “full revaluation.” In order to capture recent market volatility in the model, the reported VaR is the higher of two different VaR figures, both of which use a historical window of 520 days. One VaR figure applies an exponential declining factor to give a higher weight for the most recent observations and the other VaR figure gives the same weight to all observed values. This methodology makes our VaR numbers react very quickly to changes in current volatility, significantly reducing the likelihood of back testing exceptions. We use VaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels.

Assumptions and limitations: our VaR methodology should be interpreted in light of the limitations that (i) a one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day and (ii) at present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.

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

•	Stressed VaR: our stressed VaR model uses the same calculation methodology as VaR with the following two exceptions: (i) the stressed VaR uses a window of 250 days, instead of 520 days for the VaR; (ii) unlike when calculating the VaR the higher of the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, only the uniformly weighted percentile is used. All the other aspects regarding the methodology and the inputs for calculating the stressed VaR are the same as those for the VaR. To determine the period of observation the methodology area has analyzed the history of the main market risk factors, which were chosen on the basis of expert criteria, and taking into account the most significant positions of our portfolio.

•	Stress Test: this is a simulation technique, which consists of estimating the potential impact on results by applying different stress scenarios to all the trading portfolios and considering the same assumptions according to the relevant risk factor. These scenarios can replicate events that happened in the past (such as crisis events) or hypothetical scenarios that do not correspond to past events. These results are analyzed at least monthly and, along with the VaR provide a fuller spectrum of the risk profile.

•	Sensitivities: our market risk sensitivity measures are those that gauge the change (or sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors can be obtained through analytical approximations by partial derivatives or through a full revaluation of the portfolio.

Non-trading Activities

•	Interest rate gap of assets and liabilities: interest rate gap analysis focuses on lags or mismatches between changes in the value of assets, liabilities and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of eventual interest rate movements on net interest margin or equity. All on- and off-balance sheet items must be broken down by their flows and analyzed in terms of re-pricing and maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates are made of their duration and sensitivity.

•	Net interest margin (“NIM”) sensitivity: The sensitivity of net interest margin measures the change in the short- and medium-term in the accruals expected over a 12-month horizon, in response to a shift in the yield curve. The yield curve is calculated by simulating the net interest margin, both for a scenario of a shift in the yield curve, as well as for the current scenario. The sensitivity is the difference between the calculation of the two margins.

•	Market value of equity (“MVE”) sensitivity: Net worth sensitivity measures the interest risk implicit in net worth (equity) over the entire life of the operation on the basis of the effect that a change in interest rates has on the current values of financial assets and liabilities. This is an additional measure to the sensitivity of the net interest margin.

•	Value at risk: The VaR for balance sheet activity and investment portfolios is calculated with the same standard as for trading and historical simulation, with a confidence level of 99.0% and a time frame of one day.

•	Analysis of scenarios of stress test: We apply three scenarios for the performance of interest rates: six standard deviations up and six standard deviations down of risk factors and one abrupt scenario in which risk factors are increased by 50.0% up and down from current levels. These scenarios are applied to the balance sheet, obtaining the impact on net worth, as well as the projections of net interest revenue for the year.

•	Liquidity risk: Liquidity risk is associated with our capacity to finance our commitments at reasonable market prices, as well as to carry out our business plans with stable sources of funding. We permanently monitor maximum gap profiles. The measures used to control liquidity risk are the liquidity gap, stress scenarios and contingency plans.

i.	Liquidity gap: The liquidity gap provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which we operate. The gap measures the net need or excess of funds at a particular date and reflects the level of liquidity maintained under normal market conditions.

ii.	Analysis of scenarios/contingency plan: The contingency plan includes the local and external activities and consists of a formal set of preventive and corrective actions taken in times of liquidity crises. Using analysis of historical scenarios and simulations of impacts on bank liquidity we define action plans and contingencies to establish roles and responsibilities and levels to trigger the contingency plan. Each unit should prepare its contingency plan. Additionally, Santander Spain must be periodically informed about the contingency plan of each subsidiary. The frequency with which this plan must be updated depends on market liquidity conditions.

Quantitative Analysis

Trading Activity

Quantitative analysis of daily VaR in 2014

Our risk performance with regard to trading activity in financial markets during 2014, measured by daily VaR (measured at a 99% of confidence level, over a one day time frame), is shown in the following graph.

During 2014, VaR fluctuated between R$15.7 million and R$71.7 million, its highest level in recent years. In comparison, in 2013, VaR fluctuated between R$14.7 million and R$63.1 million. VaR remained relatively stable over most of 2014, with higher levels in June and July in 2014 due Santander Brasil’s taking certain large interest rate-related positions in the short term. As of December 31, 2014, VaR was mainly driven by interest rate-related positions, with a low level of equity and foreign exchange exposures.

The histogram below shows the distribution of average risk in terms of VaR between 2012 and 2014 where the accumulation of days with VaR levels between R$20 million and R$35 million can be observed in 79% of the distribution.

VaR by Risk Factor

The minimum, maximum, average and year-end 2014 VaR values by risk factor were as follows:

in millions of R$	2014
	Dec-13	Low	Average	High	Dec-14
Trading VaR	17.41	15.66	32.34	71.69	27.38
Diversification Effect	(23.36)	(0.63)	(8.93)	(31.15)	(1.78)
Interest Rate VaR	17.09	14.47	30.95	67.60	26.48
Equity VaR	8.05	0.75	4.75	12.13	0.75
Foreign Exchange VaR	15.63	1.08	5.58	23.11	1.92

In 2014, the average VaR for 2014 was R$32.3 million, with most of the risk due to interest rate positions. Santander Brasil was relatively conservative in equity and foreign exchange trading activity, but very active in fixed income strategies.

The average VaR of the three main risk factors, interest rates, equity prices and exchange rates, were R$31.0 million, R$4.8 million and R$5.6 million, respectively, with a negative average diversification effect of R$8.9 million. The chart below shows the evolution of the risk groups VaR interest rates (IR), VaR exchange rates (FX) and VaR equity prices (EQ) (at a 99% confidence level, over a one day time frame and a 15 day moving average).

Risk management of structured derivatives

Our structured derivatives activity is mainly focused on designing investment products and managing hedging risks for clients. Our risk management is focused on ensuring that the net risk exposure is the lowest possible. These transactions include options on equities, currencies, fixed-income instruments and mostly market making books.

The chart below shows the VaR Vega performance of our structured derivatives business in 2012, 2013 and 2014, which fluctuated around an average of R$2.9 million. In general, the periods with higher VaR Vega levels are related to episodes of significant increases in market volatility.

Scenario analysis

Different stress test scenarios were analyzed during 2014. A correlation break scenario generated the results presented below.

Worst Case Scenario

The table below shows the maximum daily losses for each risk factor (fixed-income, equities and currencies) as of December 31, 2014, in a scenario that uses historical volatilities and simulates variations of the risk factors for +/-3 and +/-6 standard deviations on a daily basis. From this group of scenarios, we generate a table of stress test results, which identifies the largest loss per risk factor. The sum of the largest losses of each risk factor is the result of the Worst Case Scenario, which considers the break of correlation between risk factors.

Worst Case Stress Test	Exchange Rate	Fixed Income	Equity	Total
	(in millions of R$)
Total trading	(99.0)	(2.1)	(1.3)	(102.4)

The stress test shows that the economic loss suffered by the group in the marked-to-market result would be, if this scenario materialized in the market, R$102.4 million.

Non-trading Activity

Quantitative Analysis of Interest Rate Risk in 2014

Convertible Currencies

At the end of 2014, the sensitivity of net interest margin at one year, to a parallel rise of 100 basis points in the local yield curve was R$490 million.

In addition, at the end of 2014, the sensitivity of net worth to parallel rises of 100 basis points in the yield curves was R$1,846 million in the local currency yield curve.

Structural Gap

The following table shows the managerial gaps between the re-pricing dates of our assets and liabilities at December 31, 2014 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
	(in millions of R$)
Structural Gap
Money Market	207,689	68,561	15,399	8,331	19,574	42,790	20,722	30,275	6,509
Loans	234,161	58,439	25,165	28,886	40,474	46,025	10,483	15,150	5,026
Permanent	20,083	—	—	—	—	—	—	—	20,083
Other	156,071	90,101	44	23	9	—	—	—	65,892
Total Assets	618,003	217,101	40,608	37,240	60,057	88,815	31,205	45,425	97,510
Money Market	(194,675)	(140,085)	(1,748)	(4,180)	(9,653)	(21,217)	(16,854)	(9,101)	—
Deposits	(191,138)	(124,630)	(7,185)	(3,714)	(9,046)	(17,526)	(6,649)	(7,101)	(15,287)
Equity and Other	(232,190)	(100,339)	(10,019)	(4,511)	(3,211)	(1)	—	(5,092)	(113,863)
Total Liabilities	(618,003)	(365,054)	(18,952)	(12,404)	(21,910)	(38,744)	(23,503)	(21,293)	(129,150)
—Balance Gap	—	(147,953)	21,656	24,835	38,147	50,071	7,702	24,132	(31,640)
Off-Balance Gap	—	(44,482)	(1,171)	22,478	19,364	(3,139)	4,892	2,055	-
Total Structural Gap	—	(192,435)	(20,485)	47,313	57,511	46,932	12,594	26,186	(31,640)
Accumulated Gap	—	(192,435)	(171,949)	(124,636)	(67,125)	(20,192)	(7,598)	18,588	(13,052)

The interest rate risk of our balance sheet management portfolios, measured by the sensitivity of the net margin to a parallel movement of 100 basis points, increased R$115 million during 2014, reaching a maximum of R$601 million in May. The sensitivity of the market value decreased R$468 million during 2014, reaching a maximum of R$1,846 million in December. The main factors in 2014 that influenced sensitivity were the purchases and sales of government bonds in the non-trading book.

The following chart shows our NIM and MVE sensitivity during each month in 2014.

Interest Rate Risk Profile at December 31, 2014

The currency gap tables below show the managerial distribution of risk by maturity and currency in Brazil as of December 31, 2014 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Gaps in local currency
Money Market	169,036	57,284	15,139	8,190	15,226	37,314	15,953	15,762	5,016
Loans	197,982	49,630	19,479	18,660	29,691	44,841	10,269	15,010	6,344
Permanent	19,921	—	—	—	—	—	—	—	19,921
Others	77,751	16,724	—	—	—	—	—	—	61,027
Total Assets	464,690	123,638	34,618	26,850	44,916	82,155	26,222	30,773	92,308
Money Market	(159,318)	(139,632)	(578)	(1,416)	(4,868)	(9,022)	(2,627)	(2,583)	—
Deposits	(182,618)	(118,015)	(6,025)	(3,714)	(8,575)	(17,336)	(6,575)	(7,091)	(15,287)
Equity and Other	(122,754)	(11,422)	—	—	—	—	—	(5,092)	(111,009)
Total Liabilities	(464,690)	(269,069)	(6,603)	(5,130)	(13,443)	(26,358)	(9,202)	(14,746)	(126,296)
Off-Balance Gap	510	13,658	(2,869)	2,637	(11,948)	(6,054)	3,454	1,625	—
Gap	510	131,774	25,146	24,358	19,525	49,742	20,475	17,651	(33,989)

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Gaps in foreign currency
Money Market	38,653	11,277	260	140	4,348	5,476	4,769	14,513	1,493
Loans	36,179	8,809	5,686	10,226	10,783	1,184	214	139	(1,318)
Permanent	162	—	—	—	—	—	—	—	162
Others	78,319	73,377	44	23	9	—	—	—	4,866
Total Assets	153,313	93,463	5,990	10,390	15,141	6,660	4,983	14,652	5,203
Money Market	(35,357)	(453)	(1,170)	(2,764)	(4,785)	(12,195)	(14,227)	(6,537)	—
Deposits	(8,520)	(6,615)	(1,160)	—	(471)	(190)	(74)	(9)	—
Equity and Other	(109,436)	(88,916)	(10,019)	(4,511)	(3,211)	(1)	—	—	(2,854)
Total Liabilities	(153,313)	(95,985)	(12,349)	(7,275)	(8,467)	(12,386)	(14,301)	(6,547)	(2,854)
Off-Balance Gap	(510)	(58,140)	1,698	19,841	31,312	2,916	1,438	430	—
Gap	(510)	(60,661)	(4,661)	22,955	37,986	(2,810)	(7,880)	8,535	2,349

Market Risk: VaR Consolidated Analysis

Our total daily VaR as of December 31, 2014 and December 30, 2013, broken down by trading and structural (non-trading) portfolios, is set forth below. Our VaR data for trading and non-trading portfolios were summed and thus do not reflect the diversification effect.

	2014				2013
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading	15.6	32.3	71.7	27.4	17.4
Non-trading	245.5	451.6	614.4	605.4	539.4
Diversification effect	—	—	—	—	—
Total	261.1	483.9	686.1	632.8	556.8

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk were as set forth below:

Interest Rate Risk

	2014				2013
	Low	Average	High	Period End	Period End
	(in millions of R$)
Interest rate risk
Trading	14.5	30.9	67.6	26.5	17.1
Non-trading	245.5	451.6	614.4	605.4	539.4
Diversification effect	—	—	—	—	—
Total	260.0	482.5	682.0	631.9	556.5

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Foreign Exchange Rate Risk

	2014				2013
	Low	Average	High	Period End	Period End
	(in millions of R$)
Exchange rate risk
Trading	1.1	5.6	23.1	1.9	15.6
Non–trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	—	—	—	—	—
Total	1.1	5.6	23.1	1.9	15.6

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Equity Price Risk

	2014				2013
	Low	Average	High	Period End	Period End
	(in millions of R$)
Equity price risk
Trading	0.7	4.8	12.1	0.8	8.0
Non–trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	—	—	—	—	—
Total	0.7	4.8	12.1	0.8	8.0

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates by activity were as set forth below:

	2014				2013
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading
Interest rate risk	14.5	30.9	67.6	26.5	17.1
Exchange rate risk	1.1	5.6	23.1	1.9	15.6
Equity	0.7	4.8	12.1	0.8	8.0
Total	16.3	41.3	102.8	29.2	40.8
Non-trading interest rate
Interest rate	245.5	451.6	614.4	605.4	539.4
Non-trading foreign exchange
Exchange rate	N.A.	N.A.	N.A.	N.A.	N.A.
Non-trading equity
Equity	N.A.	N.A.	N.A.	N.A.	N.A.
Total	245.5	451.6	614.4	605.4	539.4
Total (Trading + Non-Trading)	261.8	492.9	717.2	634.6	580.2
Interest rate	260.0	482.6	682.0	631.9	556.5
Exchange rate	1.1	5.6	23.1	1.9	15.6
Equity	0.7	4.8	12.1	0.8	8.0

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Operational Risk

Operational risk losses can occur due to inadequate processes, people and systems failures or even from external events such as natural disasters, terrorism, robbery and vandalism.

To accomplish our operational risk objectives, we have adopted the following organizational structure, which is part of the corporate governance framework:

•	Executive Operational Risk Committee: A senior independent committee with decision-making autonomy, responsible for contributing to the definition of the strategies and guidelines for the management and control of operational, technological and business continuity risks;

•	Operational Risk Forum: An independent mid-management level forum, responsible for implementing and disseminating cultural norms, defining methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk; and

•	Non-Financial Risk Unit: Responsible for implementing sound operational and technological risk management practices throughout the organization. It is also responsible for disseminating our operational risk culture, defining methodologies, policies, tools, training and applicable procedures and requirements for the effective management of operational risk and of ensuring there is adequate business contingency planning in place throughout the organization. The unit assists managerial staff in meeting their strategic objectives by strengthening the decision-making process and optimizing execution of daily activities.

•	In 2014, we adapted the structure to be in line with the Three Lines Defence model, set forth in the “Principles for the Sound Management of Operational Risk document (Bank for International Settlements – BIS”) and thus, to enhance evolution of management and control of operational risk, and to ensure best practices through the creation of a local framework with: (i) business line management, (ii) an independent corporate operational risk management function and (iii) an independent review.

Objectives

Each employee is responsible for managing the operational risk inherent to his or her activities.

Environmental and Social Risk

We have an environmental and social risk management system for analyzing clients in the Global Wholesale Banking segment. Under this system, clients with credit limits and/or risk greater than R$1.0 million are screened for environmental and social concerns, such as contaminated land, illegal deforestation, labor violations and other major environmental and social issues for which there are potential legal penalties. In 2014, we screened approximately 1,700 wholesale corporate customers, including about 34 major new projects, both Equator Principles and non-Equator Principles, for these types of risks. A specialized team with backgrounds in biology, health and safety engineering, chemical engineering and geology monitors our customers’ environmental practices. Our financial analysts assess the damage that unfavorable environmental conditions may cause to our customers’ financial condition and collateral, among other effects. Furthermore, Global Wholesale Banking segment clients, when starting their commercial relationship with Santander Brasil, are screened for environmental and social concerns by the new clients’ acceptance area. The social and environmental risk unit uses software that optimizes, organizes and standardizes the analysis process, leading to more precise monitoring of clients. Our monitoring activity focuses on preserving our capital and our reputation in the market. We constantly train our credit and commercial areas about how to apply environmental and social risk standards in the credit approval process for companies. The areas responsible for hiring any supplier must identify potential environmental risks and opportunities. Suppliers must comply with standards required by applicable environmental and labor legislation.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.	Debt Securities

Not applicable.

12B.	Warrants and Rights

Not applicable.

12C.	Other Securities

Not applicable.

12D.	American Depositary Receipts

Fees and Expenses

The depositary may charge each person to whom ADRs are issued, including, without limitation, issuances against deposits of units, issuances in respect of unit distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADRs or deposited securities, and each person surrendering ADRs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADRs are cancelled or reduced for any other reason, U.S.$5.00 for each 100 ADRs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a unit distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, any party depositing or withdrawing units or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	a fee of U.S.$1.50 per ADR for transfers of certificated or direct registration ADRs;

•	a fee of up to U.S.$0.05 per ADR for any cash distribution made pursuant to the deposit agreement;

•	a fee of U.S.$0.05 per ADR per calendar year (or portion thereof) for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our units or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADRs that would have been charged as a result of the deposit of such securities (treating all such securities as if they were units) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at the holder’s request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary (including, without limitation, expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

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

For the year ended December 31, 2014, we received approximately U.S.$4.3 million as reimbursement from J.P. Morgan.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No matters to report.

ITEM 15. CONTROLS AND PROCEDURES

15A.	Disclosure Controls and Procedures

As of December 31, 2014, under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer concluded that our disclosure controls and procedures are effective in ensuring that information we are required to disclose in the reports we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer, Chief Financial Officer and the Chief Accounting Officer, as appropriate to allow timely decisions regarding required disclosures.

In addition to this and in accordance with the legal requirements (Resolutions 2,554/98 and 3,380/06 and Circular 3,467/09), we produced and issued an internal report on March 19, 2015, according to the Brazilian Central Bank’s requirements regarding the effectiveness of the internal control environment.

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

We have adapted our internal control over financial reporting to the most rigorous international standards and comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its Internal Control – Integrated Framework 2013. These guidelines have been extended and installed in our Group companies, applying a common methodology and standardizing the procedures for identifying processes, risks and controls, based on the Enterprise Risk Management Integrated Framework.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the framework set by the COSO Integrated Framework 2013.

Based on this assessment, which was carried out through March 30, 2015, our management believes that, as of December 31, 2014, its internal control over financial reporting was effective based on those criteria.

15C.	Audit Report of the Registered Public Accounting Firm

For the report of Deloitte Touche Tohmatsu Auditores Independentes, our Registered Public Accounting firm, dated March 30, 2015, on the effectiveness of our Internal Control over financial reporting as of December 31, 2014, see “Item 18. Financial Statements.”

15D.	Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

The board of directors has determined that one of the members of our audit committee, Mr. Graham Charles Nye is an “Audit Committee Financial Expert” and meets the requirements set forth by the SEC and NYSE. He is, as are all other current members of the audit committee, deemed independent under the applicable Brazilian law and the regulations of the SEC and NYSE.

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

The Code of Ethics helps us to establish respectful and transparent relationships and aims for the accomplishment of Santander Brasil’s obligations with its customers, employees, shareholders, partners, regulators and society as a whole. The Code of Ethics should also be a reference for compliance with legal duties and for the maintenance of commercial relationships founded on trust with partners and clients.

The full version of the Code of Ethics is available on our website at www.santander.com.br/ri.

ITEM 16C. Principal Accountant Fees and Services

The balance of “Other general administrative expenses—Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I of the consolidated financial statements included elsewhere in this annual report) to their respective auditors, Deloitte Touche Tohmatsu Auditores Independentes, as follows:

	For the year ended December 31,
	2014	2013
	(in millions of R$)
Audit of the annual financial statements of the companies audited by Deloitte Touche Tohmatsu Auditores Independentes (constant scope of consolidation)	10.4	12.7
Audit related	1.3	—
Tax	0.1	1.3
All other	0.4	0.4
Total	12.2	14.4

The services commissioned from our auditors meet the independence requirements stipulated by the Brazilian Central Bank and CVM regulation and by the Sarbanes-Oxley Act of 2002, and they did not involve the performance of any work that is incompatible with the audit function.

If we are required to engage an auditing firm for audit and audit-related services, those services and any fees paid to the auditing firms by us have to be pre-approved by the audit committee.

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

Our audit committee observes Brazilian legislation and performs all the functions of an audit committee under Rule 10A-3. As provided in Brazilian law, our board of directors and the audit committee are distinct statutory entities. Moreover, according to Brazilian law, the function of hiring independent auditors is a power reserved exclusively to the board of directors of the company. Our audit committee recommends to the board of directors as the case may be, engagement or replacement of independent auditors, and our board of directors acts as our audit committee for the purposes of nominating such independent auditors. Celso Clemente Giacometti is the only member of the board of directors who is also a member of the audit committee.

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

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our equity securities, including in the form of ADRs, by us or our affiliates in 2014.

Banco Santander (Brasil) S.A. – Buyback Program Units

2014	Total Number of Units Purchased	Average Price Paid per Unit in U.S.$	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number (or Approximate Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	300,000	11,273860	300,000	—
February 1 to February 28	2,817,000	11,370924	2,817,000	—
March 1 to March 31	1,300,000	11,532532	1,300,000	—
April 1 to April 30	—	—	—	—
May 1 to May 31	—	—	—	—
June 1 to June 30	—	—	—	—
July 1 to July 31	—	—	—	—
August 1 to August 31	—	—	—	—
September 1 to September 30	—	—	—	—
October 1 to October 31	—	—	—	—
November 1 to November 30	2,058,300	14,155739	2,058,300	—
December 1 to December 31	949,700	13,477208	949,700	—
Total	7,425,000	—	7,425,000	—

(1)	The buyback program, as approved by our board of directors on November 3, 2014.

Banco Santander (Brasil) S.A. – Buyback Program ADRs

2014	Total Number of ADRs Purchased	Average Price Paid per ADR in U.S.$	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number (or Approximate Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	—	—	—	—
February 1 to February 28	2,894,724	4.875076923	2,894,724	—
March 1 to March 31	1,897,150	4.96021	1,897,150	—
April 1 to April 30	—	—	—	—
May 1 to May 31	—	—	—	—
June 1 to June 30	—	—	—	—
July 1 to July 31	—	—	—	—
August 1 to August 31	—	—	—	—
September 1 to September 30	—	—	—	—
October 1 to October 31	—	—	—	—
November 1 to November 30	1,540,344	5.4906	1,540,344	—
December 1 to December 31	—	—	—	—
Total	6,332,218	—	6,332,218	—

(1)	The buyback program, as approved by our board of directors on November 3, 2014.

ITEM 16F. Change in Registrant’s Certifying Accountant

No changes.

ITEM 16G. Corporate Governance

In December 2012, primarily in response to the requirements of the European Banking Authority, Santander Spain adopted a corporate governance framework (Marco de Gobierno Interno del Grupo Santander). The purpose of the framework is to organize and standardize the corporate governance practices of Santander Spain and its most significant subsidiaries, including us, in order to enhance the ability of Santander Spain to manage the risks arising from Santander group operations around the world.

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

By its own terms, the framework as a whole is premised on the legal and financial autonomy of the subsidiaries and does not empower Santander Spain to supplant its subsidiaries’ decision-making processes. Moreover, each of the three pillars of the framework is explicitly made subject to local legal requirements. We approved the adoption of this corporate governance framework in May 2013, subject to the precedence of applicable Brazilian laws and regulations and the limitations imposed thereby such as banking secrecy laws, and subject also to our corporate governance practices, including our policies for related party transactions and for disclosure of material acts and facts.

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

Principal Differences between Brazilian and U.S. Corporate Governance Practices

We are also subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our Chief Executive Officer of any material non-compliance with any applicable NYSE corporate governance rules (iii) submit an executed written affirmation annually to the NYSE and submit an interim written affirmation each time a change occurs to the board or any of the committees subject to Section 303A of the NYSE rules, and (iv) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below, as required for foreign private issuers by NYSE Rule 303A.11.

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. As a company with a majority of our voting shares being beneficially owned by another entity (Santander Spain), we are not required to comply with this rule. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Currently, our board of directors must have at least five members, at least 20.0% of which must be independent, as determined pursuant to Article 14 of our By-Laws. Currently, four members of our board of directors are deemed independent. Also, Brazilian Corporate Law, the Brazilian Central Bank and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While we believe that these rules provide adequate assurances that our directors are independent and meet the requisite qualification requirements under Brazilian law, we believe such rules would permit us to have directors that would not otherwise pass the test for director independence established by the NYSE. Brazilian Corporate Law requires that our directors be elected by our shareholders at an annual shareholders’ meeting. Currently, all of our directors are elected by our shareholders after recommendation of the compensation and nomination committee.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management. Our Chief Executive Officer, Mr. Jesus Maria Zabalza Lotina, and the Senior Vice President Executive Officers, Mr. José de Paiva Ferreira and Conrado Engel are members of our board of directors. There is no requirement that our non-management directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.

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

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Pursuant to Brazilian Corporate Law, the aggregate compensation for our directors and executive officers is established by our shareholders.

Audit Committee and Audit Committee Additional Requirements

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.

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

Pursuant to best practices of corporate governance guidelines, on September 22, 2010, our board of directors approved a policy that regulates related party transactions, which was last revised on March 18, 2015. This policy provides rules which aim to ensure that all decisions, in particular those involving related parties and other situations with potential conflict of interests will be aligned with our interests and those of our shareholders. The policy applies to all employees, directors and executive officers of Santander Brasil.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. We adopted a Code of Ethics on February 27, 2009, last revised on May 22, 2014, which regulates the conduct of our managers, officers and directors in connection with the disclosure and control of financial and accounting information and their access to privileged and non-public information. Our Code of Ethics complies with the requirements of the Sarbanes-Oxley Act and the NYSE rules.

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

Our internal audit department works independently to conduct methodologically structured examinations, analysis, surveys and fact finding to evaluate the integrity, adequacy, effectiveness, efficiency and economy of the information systems processes and internal controls related to our risk management. The internal audit department reports on an ongoing basis to the audit committee. In carrying out its duties, the internal audit department has access to all documents, records, systems, locations and professionals involved with the activities under review.

Website

Our corporate governance codes, which do not form part of this annual report, are available to the public on our website in Portuguese and English at www.santander.com.br under the heading “Investor Relations—Corporate Governance.”

ITEM 16H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17. Financial Statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial Statements

Consolidated Financial Statements are filed as part of this annual report, see pages F-1 to F-119.

ITEM 19. Exhibits

(a) Index to Consolidated Financial Statements

(b) List of Exhibits.

Exhibit Number	Description
1.1	English translation of the By-laws of Santander Brasil, amended and restated on January 23, 2015 (incorporated by reference to our Registration Statement on Form 6-K (file no. 001-34476) filed with the SEC on January 23, 2015).

2.1	Form of Deposit Agreement among Santander Brasil, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to our Registration Statement on Form F-6 (file no. 333-162027) filed with the SEC on September 21, 2009).

2.2	Amendment No. 1 to Deposit Agreement dated as of February 10, 2011 among Santander Brasil, JPMorgan Chase Bank, N.A., as depositary, and holders from time to time of American depositary receipts issued thereunder (incorporated by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (file no. 333-172167) filed with the SEC on February 11, 2011).

2.3	Subordinated Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee (incorporated by reference to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).

2.4	First Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).

2.5	Second Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).

Exhibit Number	Description
4.1	Option Plan to Purchase Share deposit Certificate of Santander Brasil (incorporated by reference to Attachment I to our Form 6-K/A filed with the SEC on January 6, 2010).

4.2	Long Term Incentive Plan – Investment in Deposit Share Certificate (“Units”) of Santander Brasil (incorporated by reference to Exhibit III to our Form 6-K (file no. 001-34476) filed with the SEC on September 27, 2011).

4.3	Deferred Bonus Plans related to 2011 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 9, 2012).

4.4	Deferred Bonus Plans related to 2012 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 15, 2013).

4.5	Long Term Incentive Plan – Investment in Deposit Share Certificates (“Units”) of Santander Brasil (incorporated by reference to Exhibit V to our Form 6-K (file no. 001-34476) filed with the SEC on April 4, 2013).

4.6	Deferred Bonus Plans related to 2013 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on May 1, 2013).

8.1	List of Subsidiaries (incorporated by reference as Appendix I of our Consolidated Financial Statements filed with this Form 20-F).

11.1	English translation of the Code of Ethics of Santander Brasil.

12.1	Section 302 Certification by the principal executive officer.

12.2	Section 302 Certification by the principal financial officer.

13.1	Section 906 Certification by the Chief Executive Officer.

13.2	Section 906 Certification by the Chief Financial Officer.

15.1	Consent of Deloitte Touche Tohmatsu Auditores Independentes.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER (Brasil) S.A.

By:	/s/ Jesús Maria Zabalza Lotina
	Name:	Jesús Maria Zabalza Lotina
	Title:	Chief Executive Officer

Date: April 30, 2015

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS

Deloitte Touche Tohmatsu Rua Alexandre Dumas, 1.981 04717-906 - São Paulo - SP Brasil Telefone: (11) 5186-1000 Fac-símile: (11) 5181-2911 www. deloitte. com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander (Brasil) S.A.

Sao Paulo - SP - Brazil

We have audited the accompanying consolidated balance sheets of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”) as of December 31, 2014, 2013 and 2012, and the related consolidated income statements, statements of comprehensive income and changes in total equity, and cash flows statements for each of the three years ended December 31, 2014, all expressed in Brazilian reais. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and subsidiaries at December 31, 2014, 2013 and 2012, and the results of their operations and their cash flows for each of the three years ended December 31, 2014, in conformity with International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board - IASB.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in note 42.j) under the caption Statements of Value Added is presented for the purpose of additional analysis, whose presentation by publicly-held companies is required by Brazilian Corporate Law, and is not a required part of the basic financial statements in conformity with International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board – IASB. This supplementary information is the responsibility of the Bank's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Bank’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and our report dated March 30, 2015 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

São Paulo, Brazil

March 30, 2015

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

Deloitte Touche Tohmatsu Rua Alexandre Dumas, 1.981 04717-906 - São Paulo - SP Brasil Telefone: (11) 5186-1000 Fac-símile: (11) 5181-2911 www. deloitte. com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander (Brasil) S.A.

Sao Paulo - SP - Brazil

We have audited the internal control over financial reporting of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”) as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. The Bank’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Banks’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards - IFRS, as issued by the International Accounting Standards Board – IASB. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards - IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the consolidated balance sheets as of December 31, 2014, 2013 and 2012, and related consolidated statements of income, comprehensive income, changes in total equity and cash flows for each of the three years in the period ended December 31, 2014 of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”). Our report dated March 30, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu

São Paulo, Brazil

March 30, 2015

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
(Thousands of Brazilian Reais - R$)

Assets	Note	2014	2013	2012

Cash and Balances With The Brazilian Central Bank	4	55,903,848	51,714,210	55,535,240

Financial Assets Held For Trading		56,013,603	30,218,787	31,638,269
Debt instruments	6	47,106,811	22,840,499	26,646,708
Equity instruments	7	391,656	477,577	428,589
Trading derivatives	8	8,515,136	6,900,711	4,562,972

Other Financial Assets At Fair Value Through Profit Or Loss		996,694	1,298,296	1,228,318
Loans and amounts due from credit institutions	5	-	112	5,065
Debt instruments	6	93,900	105,850	124,187
Equity instruments	7	902,794	1,192,334	1,099,066

Available-For-Sale Financial Assets		75,164,342	46,287,082	44,148,620
Debt instruments	6	73,510,698	44,957,272	43,044,570
Equity instruments	7	1,653,644	1,329,810	1,104,050

Loans and Receivables		264,607,746	258,777,511	226,957,041
Loans and amounts due from credit institutions	5	28,917,397	46,043,184	29,913,132
Loans and advances to customers	9	235,690,349	212,734,327	196,774,297
Debt instruments	6	-	-	269,612

Hedging Derivatives	8	212,552	322,817	156,163

Non-Current Assets Held For Sale	10	929,948	274,730	165,710

Investments in Associates and Joint Ventures	11	1,023,461	1,063,803	472,093

Tax Assets	23	23,019,696	22,060,488	21,496,743
Current		2,981,696	2,862,789	3,538,238
Deferred		20,038,000	19,197,699	17,958,505

Other Assets	15	5,066,726	5,084,668	5,600,727

Tangible Assets	12	7,071,036	6,885,927	5,938,228

Intangible Assets		30,221,258	29,064,376	29,270,711
Goodwill	13	28,270,955	27,217,565	27,217,565
Other intangible assets	14	1,950,303	1,846,811	2,053,146

TOTAL ASSETS		520,230,910	453,052,695	422,607,863

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
(Thousands of Brazilian Reais - R$)

Liabilities and Stockholders' Equity	Note	2014	2013	2012

Financial Liabilities Held For Trading		19,569,791	13,554,306	5,351,736
Trading derivatives	8	8,284,360	5,417,795	5,111,553
Short positions		11,285,431	8,136,511	240,183

Financial Liabilities at Amortized Cost		392,186,593	329,700,620	306,976,206
Deposits from Brazilian Central Bank and deposits from credit institutions	16	63,674,201	34,032,289	35,073,626
Customer deposits	17	220,644,019	200,155,677	188,594,930
Marketable debt securities	18	70,355,249	65,300,548	54,012,018
Subordinated debts	19	7,294,077	8,906,144	11,919,151
Debt Instruments Eligible to Compose Capital	20	6,773,312	-	-
Other financial liabilities	21	23,445,735	21,305,962	17,376,481

Hedging Derivatives	8	893,902	628,983	281,545

Provisions	22	11,127,444	10,892,388	12,774,966
Provisions for pensions funds and similar obligations		3,869,728	3,043,311	5,260,700
Provisions for judicial and administrative proceedings, commitments and other provisions		7,257,716	7,849,077	7,514,266

Tax Liabilities		12,423,002	11,693,338	13,784,464
Current		12,110,582	10,069,745	10,219,083
Deferred	23	312,420	1,623,593	3,565,381

Other Liabilities	24	5,346,885	4,927,758	4,302,820

Total Liabilities		441,547,617	371,397,393	343,471,737

Stockholders' Equity	27	80,105,041	83,339,506	79,921,205
Share capital		56,806,384	62,634,585	62,634,585
Reserves		20,594,135	17,673,134	14,644,576
Treasury shares		(445,501)	(291,707)	(170,562)
Option for Acquisition of Equity Instrument		(950,000)	-	-
Profit for the year attributable to the Parent		5,630,023	5,723,494	5,482,606
Less: dividends and remuneration		(1,530,000)	(2,400,000)	(2,670,000)

Other Comprehensive Income		(1,801,921)	(1,973,305)	(1,022,209)

Stockholders' Equity Attributable to the Parent		78,303,120	81,366,201	78,898,996
Non - Controlling Interests	26	380,173	289,101	237,130

Total Stockholders' Equity		78,683,293	81,655,302	79,136,126
Total Liabilities and Stockholders' Equity		520,230,910	453,052,695	422,607,863

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
(Thousands of Brazilian Reais - R$, except for per share data)

	Note	2014	2013	2012

Interest and similar income	30	58,923,916	51,217,046	52,643,537
Interest expense and similar charges	31	(31,695,404)	(22,737,825)	(21,056,577)
Interest Net Income		27,228,512	28,479,221	31,586,960
Income from equity instruments	32	222,302	81,286	93,734
Income from companies accounted for by the equity method	11	91,096	91,342	73,322
Fee and commission income	33	11,853,838	10,741,623	9,610,855
Fee and commission expense	34	(3,087,952)	(2,641,167)	(2,000,929)
Gains (losses) on financial assets and liabilities (net)	35	2,748,163	(1,145,887)	(548,200)
Financial assets held for trading		2,270,059	(2,599,638)	(1,456,070)
Other financial instruments at fair value through profit or loss		(77,624)	44,000	238,208
Financial instruments not measured at fair value through profit or loss		512,190	1,406,375	655,838
Other		43,538	3,376	13,824
Exchange differences (net)	36	(3,635,599)	551,059	378,033
Other operating income (expense)	37	(470,477)	(444,888)	(623,493)
Total Income		34,949,883	35,712,589	38,570,282
Administrative expenses		(13,941,816)	(13,850,360)	(13,772,733)
Personnel expenses	38	(7,203,442)	(7,045,610)	(7,086,356)
Other administrative expenses	39	(6,738,374)	(6,804,750)	(6,686,377)
Depreciation and amortization		(1,362,129)	(1,251,916)	(1,200,875)
Tangible assets	12	(872,749)	(726,989)	(724,990)
Intangible assets	14	(489,380)	(524,927)	(475,885)
Provisions (net)	22.b	(2,036,237)	(2,692,818)	(2,056,606)
Impairment losses on financial assets (net)		(11,271,605)	(14,118,071)	(16,475,596)
Loans and receivables	9.c	(11,193,571)	(13,899,789)	(16,475,596)
Other financial instruments not measured at fair value through profit or loss	7	(78,034)	(218,282)	-
Impairment losses on other assets (net)		3,751	(344,580)	(38,352)
Other intangible assets	14	(5,123)	(285,862)	-
Other assets		8,874	(58,718)	(38,352)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	40	86,846	459,890	501,006
Gains (losses) on non-current assets held for sale not classified as discontinued operations	41	14,636	103,523	(52,201)
Operating Profit Before Tax		6,443,329	4,018,257	5,474,925
Income taxes	23	(735,553)	(233,596)	(37,014)
Net Profit from Continuing Operations		5,707,776	3,784,661	5,437,911
Discontinued Operations	43	-	2,063,463	55,313
Consolidated Profit for the Year		5,707,776	5,848,124	5,493,224
Profit attributable to the Parent		5,630,023	5,723,494	5,482,606
Profit attributable to non-controlling interests	26	77,753	124,630	10,618

Earnings Per Share (Brazilian Reais) 28
	2014	2013	2012
From Continued and Discontinued Operations
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	709.69	719,89	689.29
Preferred shares	780.66	791.87	758.22
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	709.40	719.60	688.87
Preferred shares	780.34	791.56	757.75
Net Profit attributable - Basic (Brazilian Reais)
Common shares	2,733,205	2,777,835	2,660,901
Preferred shares	2,896,818	2,945,659	2,821,705
Net Profit attributable - Diluted (Brazilian Reais)
Common shares	2,733,184	2,777,813	2,660,871
Preferred shares	2,896,839	2,945,681	2,821,735

From Continued operations
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	709.69	460.35	682.34
Preferred shares	780.66	506.38	750.57
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	709.40	460.16	681.92
Preferred shares	780.34	506.18	750.11
Net Profit attributable - Basic (Brazilian Reais)
Common shares	2,733,205	1,776,356	2,634,056
Preferred shares	2,896,818	1,883,675	2,793,237
Net Profit attributable - Diluted (Brazilian Reais)
Common shares	2,733,184	1,776,342	2,634,026
Preferred shares	2,896,839	1,883,689	2,793,267

From Discontinued operations
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	-	259.54	6.95
Preferred shares	-	285.49	7.65
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	-	259.43	6.95
Preferred shares	-	285.38	7.64
Net Profit attributable - Basic (Brazilian Reais)
Common shares	-	1,001,479	26,845
Preferred shares	-	1,061,984	28,468
Net Profit attributable - Diluted (Brazilian Reais)
Common shares	-	1,001,471	26,845
Preferred shares	-	1,061,992	28,468

Weighted average shares outstanding (in thousands) - Basic
Common shares	3,851,278	3,858,717	3,860,354
Preferred shares	3,710,746	3,719,858	3,721,493

Weighted average shares outstanding (in thousands) - Diluted
Common shares	3,852,823	3,860,239	3,862,679
Preferred shares	3,712,291	3,721,380	3,723,817

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Thousands of Brazilian Reais - R$)

	2014	2013	2012

Consolidated Profit for the Year	5,707,776	5,848,124	5,493,224

Other Comprehensive Income Which May be Reclassified to net Income:	720,473	(2,143,158)	533,969
Available-for-sale financial assets	545,239	(2,232,616)	800,471
Valuation adjustments	841,725	(2,456,005)	1,976,989
Amounts transferred to income statement	(39,746)	(1,406,375)	(655,983)
Income taxes	(256,740)	1,629,764	(520,535)
Cash flow hedges	175,234	89,459	(266,502)
Valuation adjustments	278,645	(53,682)	(467,880)
Amounts transferred to income statement	26,597	289,318	(163)
Income taxes	(130,008)	(146,177)	201,541
Net investment hedge	(181)	(398,759)	(303,410)
Net investment hedge	(301)	(664,597)	(505,683)
Income taxes	120	265,838	202,273
Exchange on investments Abroad	181	398,758	303,410
Exchange on investments Abroad	181	398,758	303,410

Other Comprehensive Income Which May not be Reclassified to net Income:	(549,089)	1,187,695	(1,314,228)
Defined benefits plan	(549,089)	1,187,695	(1,314,228)
Defined benefits plan	(912,636)	1,984,545	(2,185,708)
Income taxes	363,547	(796,850)	871,480

Total Comprehensive Income	5,879,160	4,892,661	4,712,965

Attributable to the parent	5,801,407	4,772,397	4,714,477
Attributable to non-controlling interests	77,753	120,264	(1,512)
Total	5,879,160	4,892,661	4,712,965

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(Thousands of Brazilian Reais - R$)

			Stockholders’ Equity Attributable to the Parent
										Other Comprehensive Income
	Note		Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total	Available- for-sale Financial Assets	Defined Benefit Plans	Translation adjustments investment abroad	Gains and losses Cash flow hedge and Investment	Total	Non- controlling Interests	Total Stockholders' Equity
Balances at December 31, 2011			62,634,585	10,031,388	(112,768)	-	7,739,204	(3,175,000)	77,117,409	960,199	(1,222,226)	-	7,947	76,863,329	18,960	76,882,289

Total comprehensive income			-	-	-	-	5,482,606	-	5,482,606	800,471	(1,302,098)	303,410	(569,912)	4,714,477	(1,512)	4,712,965
Appropriation of net profit for the year			-	7,739,204	-	-	(7,739,204)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	26.	b	-	(3,175,000)	-	-	-	505,000	(2,670,000)	-	-	-	-	(2,670,000)	-	(2,670,000)
Share based payments	37.	b	-	49,611	-	-	-	-	49,611	-	-	-	-	49,611	-	49,611
Treasury shares	26.	d	-	-	(57,794)	-	-	-	(57,794)	-	-	-	-	(57,794)	-	(57,794)
Results of treasury shares	26.	d	-	(41)	-	-	-	-	(41)	-	-	-	-	(41)	-	(41)
Other			-	(586)	-	-	-	-	(586)	-	-	-	-	(586)	219,682	219,096
Balances at December 31, 2012			62,634,585	14,644,576	(170,562)	-	5,482,606	(2,670,000)	79,921,205	1,760,670	(2,524,324)	303,410	(561,965)	78,898,996	237,130	79,136,126

Total comprehensive income			-	-	-	-	5,723,494	-	5,723,494	(2,232,617)	1,367,353	398,758	(309,300)	4,947,688	120,264	5,067,952
Appropriation of net profit for the year			-	5,482,606	-	-	(5,482,606)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.	b	-	(2,670,000)	-	-	-	270,000	(2,400,000)	-	-	-	-	(2,400,000)	-	(2,400,000)
Share based payments	38.	b	-	41,378	-	-	-	-	41,378	-	-	-	-	41,378	-	41,378
Treasury shares	27.	d	-	-	(121,145)	-	-	-	(121,145)	-	-	-	-	(121,145)	-	(121,145)
Treasury shares income	27.	d	-	(716)	-	-	-	-	(716)	-	-	-	-	(716)	-	(716)
Other			-	175,290	-	-	-	-	175,290	-	(175,290)	-	-	-	(68,293)	(68,293)
Balances at December 31, 2013			62,634,585	17,673,134	(291,707)	-	5,723,494	(2,400,000)	83,339,506	(471,947)	(1,332,261)	702,168	(871,265)	81,366,201	289,101	81,655,302

Total comprehensive income			-	-	-	-	5,630,023	-	5,630,023	545,239	(549,089)	181	175,053	5,801,407	77,753	5,879,160
Appropriation of net profit for the year			-	5,723,494	-	-	(5,723,494)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.	b	-	(2,400,000)	-	-	-	870,000	(1,530,000)	-	-	-	-	(1,530,000)	-	(1,530,000)
Share based payments	38.	b	-	(89,339)	-	-	-	-	(89,339)	-	-	-	-	(89,339)	-	(89,339)
Treasury shares	27.	d	-	-	(153,748)	-	-	-	(153,748)	-	-	-	-	(153,748)	-	(153,748)
Capital restructuring			(5,828,201)	(185,312)	(46)	-	-	-	(6,013,559)	-	-	-	-	(6,013,559)	-	(6,013,559)
Treasury shares income	27.	d	-	(4,926)	-	-	-	-	(4,926)	-	-	-	-	(4,926)	-	(4,926)
Option for Acquisition of Equity Instrument			-	-	-	(950,000)	-	-	(950,000)	-	-	-	-	(950,000)	-	(950,000)
Other			-	(122,916)	-	-	-	-	(122,916)	-	-	-	-	(122,916)	13,319	(109,597)
Balances at December 31, 2014			56,806,384	20,594,135	(445,501)	(950,000)	5,630,023	(1,530,000)	80,105,041	73,292	(1,881,350)	702,349	(696,212)	78,303,120	380,173	78,683,293

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOW STATEMENTS
(Thousands of Brazilian Reais - R$)

	Note	2014	2013	2012
1. Cash Flows From Operating Activities
Consolidated profit for the year		5,707,776	5,848,124	5,493,224
Adjustments to profit		12,323,505	15,256,698	16,506,772
Depreciation of tangible assets	12	872,749	726,989	724,990
Amortization of intangible assets	14	489,380	524,927	475,885
Impairment losses on other assets (net)		(3,751)	344,580	38,352
Provisions and Impairment losses on financial assets (net)		13,307,842	16,810,889	18,532,202
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(101,482)	(563,413)	(448,805)
Share of results of entities accounted for using the equity method	11	(91,096)	(91,342)	(73,322)
Changes in deferred tax assets and liabilities	23.d	(2,055,872)	(2,537,771)	(2,785,070)
Discontinued operations		-	1,174	2,773
Others		(94,265)	40,665	39,767
Net (increase) decrease in operating assets		(90,665,172)	(27,387,896)	(23,480,323)
Balance with the Brazilian Central Bank		2,063,056	3,239,600	11,046,168
Financial assets held for trading		(25,794,816)	1,449,177	(1,736,773)
Other financial assets at fair value through profit or loss		223,568	(96,489)	(562,949)
Available-for-sale financial assets		(29,116,008)	(5,645,404)	1,879,461
Loans and receivables		(38,070,720)	(27,121,769)	(30,821,128)
Other assets		29,748	1,129,892	(3,019,907)
Discontinued operations		-	(342,903)	(265,195)
Net increase (decrease) in operating liabilities		69,113,699	29,205,900	7,021,290
Financial liabilities held for trading		6,010,910	8,202,570	304,448
Financial liabilities at amortized cost		61,706,449	21,359,301	4,411,101
Other liabilities		1,396,340	(697,700)	2,040,546
Discontinued operations		-	341,729	265,195
Paid tax	23.a	(573,684)	(1,198,409)	(2,137,965)
Total net cash flows from operating activities (1)		(4,093,876)	21,724,417	3,402,998

2. Cash Flows From Investing Activities
Investments		(2,418,133)	(2,572,009)	(1,989,428)
Increase / Acquisition of Investments in associates		-	(206,101)	-
Tangible assets		(1,838,284)	(1,773,009)	(1,447,401)
Intangible assets		(579,849)	(592,899)	(542,027)
Disposal		(738,422)	255,885	432,906
Subsidiaries, jointly controlled entities and associates	3.a	55,493	43,455	-
Tangible assets	12	216,750	139,113	420,134
Acquisition of subsidiary, less net cash in the acquisition		(1,085,470)	-	-
Dividends and interest on capital received		74,805	73,317	12,772
Total net cash flows from investing activities (2)		(3,156,555)	(2,316,124)	(1,556,522)

3. Cash Flows From Financing Activities
Reduction of capital	27.e	(6,000,000)	-	-
Issuance of Debt Instruments Eligible to Compose Capital	20	6,000,000	-	-
Acquisition of own shares	20	(291,241)	-	-
Issuance of shares of subsidiaries		-	-	370,999
Acquisition of own shares	27	(167,307)	(121,145)	(57,794)
Issuance of other long-term financial liabilities	18	53,187,121	45,575,270	36,376,139
Dividends paid and interest on capital		(2,196,101)	(2,046,360)	(2,495,328)
Payments of subordinated liabilities	19	(2,495,283)	(3,823,280)	-
Payments of other long-term financial liabilities	18	(55,388,115)	(40,549,791)	(25,440,219)
Increase/ Decrease in non-controlling interests		13,319	(72,659)	-
Total net cash flows from financing activities (3)		(7,337,607)	(1,037,965)	8,753,797
Net Increase in Cash (1+2+3)		(14,588,038)	18,370,328	10,600,273
Cash and cash equivalents at beginning of year		37,988,008	19,617,680	9,017,407
Cash and cash equivalents at end of year		23,399,970	37,988,008	19,617,680

Cash and cash equivalents components
Cash	4	9,786,013	3,533,344	4,114,775
Loans and other	5	13,613,957	34,454,664	15,502,905
Total of cash and cash equivalents		23,399,970	37,988,008	19,617,680

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale		337,840	163,261	112,697
Dividends and interest on capital declared but not paid		690,000	1,450,000	1,202,825
Supplemental information
Interest received		58,461,650	50,467,302	54,198,128
Interest paid		31,004,745	21,738,114	22,232,253

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

1. Introduction, basis of presentation of the consolidated financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main office at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple Bank and through its subsidiaries carries out its operations through two segments (note 43): Commercial Banking and Global Wholesale Banking, which operates with commercial, investment, credit and financing and exchange, mortgage lending, leasing, credit cards and securities brokerage. Its operations are conducted as part of a set of institutions that operate on integrated financial markets and capital.

The consolidated balance sheets as of December 31, 2014, 2013 and 2012 and the related consolidated statement of income, comprehensive income, changes in total equity, and cash flows for the three years in the period ended December 31, 2014 were approved by the Board of Directors at the meeting held on March 30, 2015.

b) Basis of presentation of the consolidated financial statements

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC).

Adoption of new standards, amendments and interpretations

In the current year, the Bank has applied a number of new and revised IFRSs issued by the International Accounting Standards Board (IASB) that are mandatory effective for the accounting period that begins on or after 1 January 2014:

• Amendments to IAS 32 - Financial Instruments - Presentation - added guidance on offsetting financial assets and financial liabilities.

• IAS 36 - Impairment of assets - added guidance on the disclosure of recoverable amounts of non-financial assets.

• IAS 39 - Impairment of assets - added guidance clarifying that there is not necessary to discontinue "hedge accounting" whether the derivative instrument is renewed, provided that certain criteria are reached.

• Amendments to IFRS 7 - Financial Instruments: Disclosure - encourages improvements of qualitative disclosures in the terms of quantitative information to assist users in the comparison of financial statements.

• Investments: Amendments to IFRS 10, IFRS 12 and IAS 27 - These amendments provide an exception to the consolidation rules of IFRS 10 to parent, which are included in the definition of investment entities.

IFRIC 21 - Government fees - Addresses the time to recognize a liability arising from the tax payment obligation tax a government, The interpretation defines taxes and specifies that the triggering event of obligation is the activity that results in tax payment, as defined by the law. The interpretation provides instructions on how different tax arrangements should be recorded and, above clarifies that the use of an economic advantage or continuity issues in preparing the financial statements do not imply a company's present obligation to pay a tribute whose taxable event will occur in a future operation.

The aforementioned standards did not have any impact on the Consolidated Financial Statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Standards and Interpretations that became effective after December 31, 2014

Lastly, at the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively come into force after December 31, 2014 had not yet been adopted by the Bank:

- IFRS 9, Financial Instruments (mandatory for annual reporting periods beginning on or after 1 January 2018) issued in July 2014, will replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 differs significantly with respect to:

I. Classification and measurement of financial assets and financial liabilities: Financial assets are classified on the basis of the business model within which they are held and their contract cash flow characteristics. Thus, the IASB created three categories based on the business model, which are "amortized cost", "fair value through other comprehensive income" and "fair value through profit or loss". For financial liabilities, the requirements related to the fair value option were changed to address own credit risk, in which the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk shall be presented in other comprehensive income.

II. Impairment methodology: The IASB added the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. Those requirements eliminate the threshold that was in IAS 39 for recognition of credit losses. Under the impairment approach in IFRS 9 it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses, and changes in those expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition and, consequently, more timely information is provided about expected credit losses.

III. Hedge accounting: These requirements align hedge accounting more closely with risk management, establish a more principle-based approach to hedge accounting and address inconsistencies and weaknesses in the hedge accounting model in IAS 39. The three existing hedge accounting categories in IAS 39 were maintained (which are “fair value hedge”, “cash flow hedge” and “hedge of a net investment in a foreign operation”).

Banco Santander believes that the adoption of this IFRS will affect the consolidated financial statements as a whole.

• IFRS 15 - Revenue from Contracts with Customers: The standard was issued in May 2014 and applies to an annual reporting period beginning on or after January 1, 2017. The standard specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles-based, five-step model to be applied to all contracts with customers. The Bank is currently assessing the impact of the standard upon its adoption.

IFRS 11 - Business Jointly - The amendment establishes accounting methods for the acquisition of joint ventures and joint operations which constitute an business, as established methodology in IFRS 3 - Business Combinations. Effective for years beginning on January 1, 2016 and early adoption is permitted by the IASB. The impact of this amendment will be due only if there is the acquisition of joint control.

Amendment to IAS 16 - Tangible assets and IAS 38 Intangible Assets - The amendment clarifies the principle basis for depreciation and amortization as the expected pattern of consumption of future economic benefits of the asset. Effective for years beginning on January 1, 2016 and early adoption is permitted by the IASB. The possible impacts of the adoption of this change are being evaluated and will be completed by the date of entry into force of regulation.

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

In the consolidated financial statements estimates were made by the management of the Bank and consolidated entities in order to quantify certain assets, liabilities, income, expenses and explanatory notes. These estimates, which were made on the basis of the best information available, relate mainly to the following:

• Fair value measurement of certain financial instruments are further discussed in note 2-e.

• Allowance for loan losses are further discussed in note 2-i.

• Impairment losses on certain assets other than loans (including goodwill and other tangible and intangible assets) are further discussed in note 2-n and 2-o.

• Measurement of goodwill in a business combination are further discussed in note 2-o.

• The useful life of tangible and intangible assets are further discussed in note 2-n, 2-o and 12, 13 and 14.

• Other assets are further discussed in note 2-l and 2-p.

• Provisions, contingent assets and liabilities are further discussed in note 2-r.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Post-employment benefits are further discussed in note 2-x.

• Recognition and evaluation of deferred taxes are further discussed in note 2-aa.

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

In order to adequately manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based in financial projections (balance sheets, income statement, etc.) and on macroeconomic scenarios estimated by the Economic Research Service. These estimates are used by the Bank as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

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

- Assets and liabilities are translated at the exchange rate at the balance sheets date.

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

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control of the subsidiary. Specifically, income and expense of a subsidiary acquired or disposed during the year are included in the consolidated income statement and other comprehensive income from the date the Bank gains controls until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interest. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interest even if this results in the non-controlling interest having a deficit balance. All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to the transactions between members of the group are eliminated in full on consolidation."

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

ii. Interests in joint ventures (jointly controlled entities) and associates

“Joint ventures” mean interests in entities that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“venturers”) acquire interests in entities (jointly controlled entities) or carry out transactions or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the venturers.

Associates are entities over which the Bank is in a position to exercise significant influence, significant influence is the power to participate in the financial and operating policy decisions of the investee, but it does not control or has joint control over those policies.

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

• The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated at the acquisition date and recognized in the consolidated balance sheets.

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Also, note 3 below includes a description of the most significant transaction carried out in 2014.

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

• Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheets at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheets:

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

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheets:

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Funding, debt notes issued and other liabilities

Funding debt rates and other liabilities Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issue of "Notes" must be registered at specific account liabilities and updated according to the agreed rates and adjusted by the effect of exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be accounted for as expenses for the period, according to the accrual basis.

The relevant details of these issued instruments are described in note 20.

e) Measurement of financial assets and liabilities and recognition of fair value changes

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

"Fair value" is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimated the fair value of an asset or an liability, the Bank takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset and liability at measurement date.

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, according to the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

"All derivatives are recognized in the balance sheets at fair value from the trade date. If the fair value is positive, they are recognized as assets and if the fair value is negative, they are recognized as liabilities. The changes in the fair value of derivatives from the trade date are recognized in “Gains (losses) on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter “OTC” derivatives.

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

Level 2: When price quotations cannot be observed, the Management, using their own internal models, make their best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Private Securities (prominently on Debenture portfolio) in a market with less liquidity than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares that are not generally traded in an active market.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For the valuation derivatives traded over the counter, and the valuation of financial instruments (primarily swaps and options), are usually used as observable market data: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments mentioned, uses the method of the Black-Scholes model (exchange rate options, interest rate options; caps and floors) and the method of present value (discount of future values by market curves).

Level 3: Derivatives not traded in the stock market and that do not have an observable data in a active market were classified as Level 3, these and are composed of complex derivatives.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The following table shows a summary of the fair values of financial assets and liabilities for the years ended December 31, 2014, 2013 and 2012, classified based on several measurement methods adopted by the Bank to determine fair value:

Thousands of Reais				2014

	Level 1	Level 2	Level 3	Total

Financial assets held for trading	53,609,580	2,394,494	9,529	56,013,603
Debt instruments	46,491,597	615,213	-	47,106,810
Equity instruments	293,634	88,493	9,529	391,656
Trading derivatives	6,824,349	1,690,788	-	8,515,137
Other financial assets at fair value through profit or loss	18,091	227,172	751,431	996,694
Debt instruments	-	93,900	-	93,900
Equity instruments	18,091	133,272	751,431	902,794
Available-for-sale financial assets	55,258,281	19,328,573	577,488	75,164,342
Debt instruments	54,380,246	19,130,453	-	73,510,699
Equity instruments	878,035	198,120	577,488	1,653,643
Hedging derivatives (assets)	128,106	84,446	-	212,552
Financial liabilities held for trading	18,308,961	1,260,830	-	19,569,791
Trading derivatives	7,023,531	1,260,830	-	8,284,361
Short positions	11,285,430	-	-	11,285,430
Hedging derivatives (liabilities)	808,953	84,949	-	893,902

Thousands of Reais				2013

	Level 1	Level 2	Level 3	Total

Financial assets held for trading	28,193,318	2,022,142	3,327	30,218,787
Debt instruments	22,394,344	446,155	-	22,840,499
Equity instruments	473,202	1,048	3,327	477,577
Trading derivatives	5,325,772	1,574,939	-	6,900,711
Other financial assets at fair value through profit or loss	753,893	210,242	334,161	1,298,296
Loans and amounts due from credit institutions	-	112	-	112
Debt instruments	-	105,850	-	105,850
Equity instruments	753,893	104,280	334,161	1,192,334
Available-for-sale financial assets	33,962,431	11,811,180	513,471	46,287,082
Debt instruments	33,146,090	11,811,180	-	44,957,270
Equity instruments	816,341	-	513,471	1,329,812
Hedging derivatives (assets)	293,546	29,271	-	322,817
Financial liabilities held for trading	11,934,099	1,620,207	-	13,554,306
Trading derivatives	3,797,588	1,620,207	-	5,417,795
Short positions	8,136,511	-	-	8,136,511
Hedging derivatives (liabilities)	608,478	20,505	-	628,983

Thousands of Reais				2012

	Level 1	Level 2	Level 3	Total

Financial assets held for trading	29,693,009	1,939,296	5,964	31,638,269
Debt instruments	26,439,345	207,364	-	26,646,709
Equity instruments	428,589	-	-	428,589
Trading derivatives	2,825,075	1,731,932	5,964	4,562,971
Other financial assets at fair value through profit or loss	724,551	124,187	379,580	1,228,318
Loans and amounts due from credit institutions	5,065	-	-	5,065
Debt instruments	-	124,187	-	124,187
Equity instruments	719,486	-	379,580	1,099,066
Available-for-sale financial assets	33,148,388	10,874,055	126,177	44,148,620
Debt instruments	32,225,141	10,819,430	-	43,044,571
Equity instruments	923,247	54,625	126,177	1,104,049
Hedging derivatives (assets)	80,256	75,907	-	156,163
Financial liabilities held for trading	3,178,163	2,169,437	4,136	5,351,736
Trading derivatives	2,937,980	2,169,437	4,136	5,111,553
Short positions	240,183	-	-	240,183
Hedging derivatives (liabilities)	158,899	122,646	-	281,545

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The following tables shows the changes that occurred during the year 2014 and 2013 for level 3:

In thousand of reais	Fair Value 2013	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions	Charge-offs	Fair value 2014

Financial assets held for trading	3,327	2	6,200	-	-	9,529
Other financial assets at fair value through profit or loss	334,161	(13,480)	395,420	35,330	-	751,431
Available-for-sale financial assets	513,471	18,378	45,639	-	-	577,488

In thousand of reais	Fair Value 2012	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions	Charge-offs	Fair value 2013

Financial assets held for trading	5,963	-	3,327	-	(5,963)	3,327
Other financial assets at fair value through profit or loss	379,580	23,737	(69,965)	809	-	334,161
Available-for-sale financial assets	126,178	(35,818)	54,516	380,567	(11,972)	513,471
Financial liabilities held for trading	4,136	-	-	-	(4,136)	-

	Fair Value 2011	Transfers in and/or out of Level 3	Additions/ Charge-offs	Fair Value 2012
Financial assets held for trading	-	-	5,963	5,963
Other financial assets at fair value through profit or loss	-	339,164	40,416	379,580
Available-for-sale financial assets	-	230,036	(103,858)	126,178
Financial liabilities held for trading	-	-	4,136	4,136

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

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are write-off, whereupon they are charged to the consolidated income statement.

v. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

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

f) Derecognition of financial assets and liabilities

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

g) Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated balance sheets at their net amount) only if the Bank and their subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

h) Regular way purchases of financial assets

Regular way purchases of financial assets are recognized on trade date. The assets are derecognized when the rights to receive cash flows have expired or the Bank has transferred substantially all the risks and rewards of ownership.

i) Impairment of financial assets

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

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheets.

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

j) Repurchase agreements

Purchases (disposal) of financial assets under a non-optional resale (repurchase) agreement at a fixed price are recognized in the consolidated balance sheets as Investment (funding), in repurchase agreements based on the nature of the debtor (creditor), under “Cash and balances with the Brazilian Central Bank”, “Loans and amounts due from credit institutions” or “Loans and advances to customers” (“Deposits from the Brazilian Central Bank”, “Deposits from credit institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recognized as interest over the contract term.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

k) Accounting for leases

i. Financial leases

Financial leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, all types of finances leases have guaranteed residual values, and the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value which is the exercise price of the purchase option of the lessee at the end of the lease term is recognized as loans to third parties and is therefore included under “Loans and receivables” in the consolidated balance sheets.

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

l) Non-current assets held for sale

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

m) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets and the average interest rates at 2014, 2013 and 2012 year-end is provided in note 42-d.

n) Tangible assets

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

o) Intangible assets

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

Expenditures for acquisition and development of software are amortized over a maximum period of 5 years.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

p) Other assets

Other Assets include the balance of all prepayments and accrued income (excluding accrued interest), customer relationship, the net amount of the difference between pension plan obligations and the fair value of the plan assets with a balance on the entity’s behalf, when this net amount is to be reported in the consolidated balance sheets, and the amount of any other assets not included in other items.

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

q) Liabilities for insurance contracts

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

At each balance sheets date an assessment is made of whether the provisions for Mathematical reserves are adequate.

r) Provision for contingent assets and liabilities

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative proceedings is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success, the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

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

Contingent assets are not accounted for , except when there are guarantees or favorable court decisions, with respect to which no appeal is possible, characterizing the gain as virtually certain. Assets with probable success, if any, are only disclosed in the financial statements.

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

s) Other liabilities

“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

t) Share-based compensation

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

u) Recognition of income and expenses

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

v) Guarantees

v.1) Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, among others.

The Bank initially recognizes the financial guarantees as liability in the consolidated balance sheets at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over the term thereof, and simultaneously the Bank recognizes, as asset in the consolidated balance sheets, the amount of the fees, commissions and interest received at the start of the transactions and the amounts receivable at the present value of the fees, commissions and interest receivable.

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

The provisions made for these transactions are recognized under “Provisions - Provisions for contingent liabilities, commitments and other provisions” in the consolidated balance sheets (note 22).

If a specific provision is required for financial guarantees, the related unearned commissions recognized under “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheets are reclassified to the appropriate provision.

v.2) Guarantees and Credit Risk Mitigation Policy

Banco Santander has the practice control the credit risk through the use of collateral in its operations. Each business unit is responsible for credit risk management and formalizes the use of collateral in its lending policies.

Banco Santander uses guarantees in order to increase their resilience in the subject to credit risk operations. The guarantees can be used fiduciary, real, legal structures with power mitigation and compensation agreements. The Bank periodically reviews its policy guarantees by technical parameters, normative and also its historical basis, to determine whether the guarantee is legally valid and enforceable.

Credit limits are continually monitored and changed in customer behavior function. Thus, the potential loss values represent a fraction of the amount available.

w) Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented in the consolidated balance sheets. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 42-b contains information on the third-party assets managed by the Bank.

The investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated balance sheets since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized under “Fee and commission income” in the consolidated income statement.

x) Post-employment benefits

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

Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 22.c. For this type of plan, the sponsoring entity's obligation is to provide the benefits agreed with employees, assuming the potential actuarial risk that benefits will cost more than expected.

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

- The sponsoring entity may recognize the plan's assets in the balance sheets when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

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

y) Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees considered as those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights relating to the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately" (note 22).

z) Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

aa) Income taxes

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

The deferred tax assets and liabilities recognized are reassessed at each balance sheets date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

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

ab) Consolidated cash flow statements

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

In preparing the consolidated cash flows statement, the high liquidity investments with insignificant risk of changes in their values were classified as "Cash and cash equivalents". The Bank classifies as cash and cash equivalents balances recorded under "Cash and balance with the Brazilian Central Bank" and "Loans and amounts due from credit institutions" in the consolidated balance sheets, except restricted resources and long-term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

3. Change in the scope of consolidation

a) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

Banco Santander announced to the market on April 7, 2014, the company's purchase of Getnet ("Transaction"), through its subsidiary SGS, partner of Banco Santander in the development of the activities of acquiring and processing debit and credit cards payments.

At the EGM held on July 31, 2014, the capital increase of SGS of R$1,173,503 was approved, from the current R$16,000 to R$1,189,503 through the issuance of 53,565,000 new common shares, nominative and without par value, fully subscribed and paid by Banco Santander as follows: R$1,156,263 in local currency and R$17,240 in through the carrying amount, by Banco Santander of 5,300 common shares without par value issued by the iZettle Brazil Payment Services SA to the capital of SGS, which raised the share of Banco Santander from in Getnet S.A. 50.0% to 88.5%.

On July 31, 2014, SGS acquired all the shares of Getnet. The purchase price amounted to R$1,156.3 million (R$1.089,1 million paid e R$67,2 million payable), and intangible assets was estimated at R$1,064.5 million. On December 31, 2014, with the completion of the study of Purchase Price Allocation (PPA), the intangible assets amounted to R$1,039.3 million.

In accordance with IFRS 3 – Business Combination, it reflects the purchase accounting adjustments determined at the acquisition date, based on the book collection on July 31, 2014, corresponding to a gain in fixed assets in the amount of R$48,882. The balance on December 31, 2014 is R$74,064.

The initial accounting of the PPA was made, as summarized below:

Summary of allocated values

Stockholders’ Equity on July 31, 2014	42,895
Added value of assets (1)	74,064
Adjusted accounting value	116,959
Purchase Price	1,156,263
Goodwill	1,039,304

(1) Recorded under Tangible Assets.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

At the EGM held on August 31, 2014 was approved the merger of SGS Getnet under "Private Instrument of Protocol and Justification of Merger of the Getnet S.A. - (Protocol)" of August 29, 2014 (Merger).

The implementation of the Merger represents an important step in the simplification, consolidation and integration of capture and processing of operations activities of electronic payments Group Santander in Brazil, allowing for the consolidation for all commercial, financial and accounting purposes.

By the Protocol, Getnet SA received the book value of all assets, rights and obligations of Getnet totaling R$42,895 which was extinguished and succeeded by Getnet SA in all their rights and obligations. In view that all the shares issued by Getnet are the property of Getnet SA, there was no increase in the share capital of Getnet SA following the approval of the Merger, so the net assets of Getnet was registered in Getnet SA in return of the investment account.

The context of the transaction, Banco Santander has granted to the minority shareholders of Getnet SA a put option over shares of Getnet SA held by them equivalent to 11.5% of the total capital of the company. As set out in IAS 32, was recognized for the commitment made, as counterpart to a specific account in stockholders' equity in the amount of R$950 million.

On August 31, 2014, the SGS shareholders also approved the change of the name of SGS to Getnet S.A..

b) Sale of Santander Securities Services Brasil DTVM S.A. (new denomination of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, the Company published Notice to the Market, in order to inform to the shareholders that preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Santander Brazil, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A., subject to the approval of the Central Bank of Brazil – BACEN), a subsidiary of Santander Brazil. The Transaction is carried out within the context of an alliance abroad, among Banco Santander, S.A., funds of Warburg Pincus LLC, a company leader in the private equity sector, and the Singapore sovereign fund Temasek, involving the qualified custody business. Pursuant to the terms of the alliance, Santander Spain will hold 50% of a holding company that will integrate the custody divisions.

The conclusion of the sale is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the conclusion of definitive agreements and obtaining the necessary authorizations.

c) Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On December 17, 2013, was concluded the operation involving the sale of its asset management business, by Banco Santander current developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds. This operation generated a gain to Banco Santander of R$2,008 million before taxes (Tax effect R$803 million).

Within the scope of the Transaction, Banco Santander disposal all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction a trade agreement, was entered into between the Asset Manager and Banco Santander establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and distributor of funds, receiving remuneration consistent with market practices.

d) Establishment of foreign subsidiary

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

4. Cash and balances with the Brazilian Central Bank

Thousands of Reais	2014	2013	2012

Cash and cash equivalents	9,786,013	3,533,344	4,114,775
of which:
Cash	3,525,864	3,533,344	4,114,775
Money market investments	6,260,149	-	-
Money market investments (1)	16,212,907	12,793,443	17,337,140
Central Bank compulsory deposits (2)	29,904,928	35,387,423	34,083,325
Total	55,903,848	51,714,210	55,535,240

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

5. Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated balance sheets is as follows:

Thousands of Reais	2014	2013	2012

Classification:
Other financial assets at fair value through profit or loss	-	112	5,065
Loans and receivables	28,917,397	46,043,184	29,913,132
Of which:
Loans and amounts due from credit institutions, gross	29,059,676	46,211,607	29,988,338
Impairment losses (note 9.c)	(142,279)	(168,423)	(75,206)
Loans and amounts due from credit institutions, net	28,917,397	46,043,296	29,918,197
Loans and amounts due from credit institutions, gross	29,059,676	46,211,719	29,993,403

Type:
Applications in time deposits (2)	4,818,894	4,442,671	8,719,825
Reverse repurchase agreements (1) (2)	2,407,741	19,602,697	3,616,002
Escrow deposits	8,170,504	7,422,359	7,573,599
Cash and Foreign currency investments (2)	12,398,350	14,608,963	9,921,309
Other accounts	1,264,187	135,029	162,668
Total	29,059,676	46,211,719	29,993,403

Currency:
Brazilian Real	15,469,912	35,828,923	21,803,005
US dollar	12,180,659	9,131,549	7,782,694
Euro	1,371,277	1,248,077	406,064
Pound sterling	12,656	2,070	446
Other currencies	25,172	1,100	1,194
Total	29,059,676	46,211,719	29,993,403

(1) Collateralized by debt instruments.

(2) Includes R$13,613,957 (2013 - R$34,454,664 and 2012 - R$15,502,905), of short-term transactions and low risk of change in its value, considered cash equivalents.

Note 42-d contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

6. Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousands of Reais	2014	2013	2012

Classification:
Financial assets held for trading	47,106,811	22,840,499	26,646,708
Other financial assets at fair value through profit or loss	93,900	105,850	124,187
Available-for-sale financial assets	73,510,698	44,957,272	43,044,570
Loans and receivables	-	-	269,612
Total	120,711,409	67,903,621	70,085,077

Type:
Government securities - Brazil (1)	103,598,096	51,618,879	57,188,916
Debentures and Promissory notes	13,428,165	12,134,183	8,866,474
Other debt securities	3,685,148	4,150,559	4,029,687
Total	120,711,409	67,903,621	70,085,077

Currency:
Brazilian Real	114,257,666	65,664,839	69,214,546
US dollar	6,453,743	2,238,782	870,531
Total	120,711,409	67,903,621	70,085,077

(1) Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-A, NTN-B, NTN-C e NTN-F).

As at December 31, 2014, includes R$72,884,242 (2013 - R$29,134,247 and 2012 - R$25,650,177) of debt securities relating to repurchase agreements, R$8,859,309 (2013 - R$4,722,191 and 2012 - R$1,487,183) to compulsory deposits in Central Bank, R$7,588,094 (2013 - R$6,188,885 and 2012 - R$8,146,345) to guarantee of BM&FBovespa transactions and R$3,111,724 (2013 - R$2,726,887 and 2012 - R$3,228,030) to escrow deposits and other guarantee.

Note 41-d contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.

7. Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousands of Reais	2014	2013	2012

Classification:
Financial assets held for trading	391,656	477,577	428,589
Other financial assets at fair value through profit or loss	902,794	1,192,334	1,099,066
Available-for-sale financial assets	1,653,644	1,329,810	1,104,050
Total	2,948,094	2,999,721	2,631,705

Type:
Shares of Brazilian companies	1,338,776	1,124,152	913,719
Shares of foreign companies	8,401	149,109	349
Investment fund units and shares (1)	1,600,917	1,726,460	1,717,637
Total	2,948,094	2,999,721	2,631,705

(1) Composed, principally, by stock investment.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Changes

The changes in the balance of “Equity instruments – Financial assets held for trading” were as follows:

Thousands of Reais	2014	2013	2012

Balance at beginning of year	477,577	428,589	448,209
Net additions /disposals	(73,963)	49,491	(20,026)
Valuation adjustments	(11,958)	(503)	406
Balance at end of year	391,656	477,577	428,589

The changes in the balance of “Equity instruments – Other financial assets at fair value through profit or loss” were as follows:

Thousands of Reais	2014	2013	2012

Balance at beginning of year	1,192,334	1,099,066	374,519
Net additions /disposals	(289,540)	93,268	724,547
Balance at end of year	902,794	1,192,334	1,099,066

The changes in the balance of “Equity instruments – Available-for-sale financial assets” were as follows:

Thousands of Reais	2014	2013	2012

Balance at beginning of year	1,329,810	1,104,050	1,307,847
Net additions /disposals	307,917	428,274	(201,249)
Valuation adjustments	15,917	15,849	(2,548)
Impairment (1)	-	(218,363)	-
Balance at end of year	1,653,644	1,329,810	1,104,050

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

8. Derivative financial instruments and Short positions

a) Notional amounts and market values of trading and hedging derivatives

a.1) Derivatives Recorded in Memorandum and Balance sheets

Portfolio Summary of Trading Derivative and Used as Hedge

	2014	2013	2012

Assets
Swap Differentials Receivable	5,538,082	5,567,911	4,092,378
Option Premiums to Exercise	628,851	500,886	297,124
Forward Contracts and Others	2,560,755	1,154,731	329,633
Total	8,727,688	7,223,528	4,719,135

Liabilities
Swap Differentials Payable	6,552,166	4,217,405	4,327,209
Option Premiums Launched	569,011	690,743	456,172
Forward Contracts and Others	2,057,085	1,138,630	609,717
Total	9,178,262	6,046,778	5,393,098

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Summary by Category

Trading			2014

	Notional	Cost	Fair Value
"Swap"		(806,706)	(332,734)
Asset	284,533,034	67,310,058	67,713,764
CDI (InterBank Deposit Rates)	70,772,781	-	-
Fixed Interest Rate - Real (1)	83,317,134	66,825,563	67,425,070
Indexed to Price and Interest Rates	31,603,343	484,495	288,694
Indexed to Foreign Currency	98,810,878	-	-
Others	28,898	-	-
Liabilities	285,339,739	(68,116,764)	(68,046,498)
CDI (InterBank Deposit Rates)	101,623,563	(30,850,783)	(30,163,786)
Fixed Interest Rate - Real	16,491,571	-	-
Indexed to Price and Interest Rates	31,118,848	-	-
Indexed to Foreign Currency (1)	136,072,590	(37,261,712)	(37,879,212)
Others	33,167	(4,269)	(3,500)
Options	240,746,222	(5,613)	59,840
Purchased Position	116,184,661	460,152	628,851
Call Option - US Dollar	3,942,457	221,951	331,533
Put Option - US Dollar	1,767,822	31,194	49,704
Call Option - Other	56,931,274	119,424	153,976
InterBank Market	51,308,444	91,567	118,061
Others (2)	5,622,830	27,857	35,915
Put Option - Other	53,543,108	87,583	93,638
InterBank Market	49,105,277	29,788	1,335
Others (2)	4,437,831	57,795	92,303
Sold Position	124,561,561	(465,765)	(569,011)
Call Option - US Dollar	4,239,625	(280,478)	(428,681)
Put Option - US Dollar	1,774,640	(22,637)	(25,163)
Call Option - Other	54,354,491	(102,394)	(103,436)
InterBank Market	53,571,293	(64,873)	(72,078)
Others (2)	783,198	(37,521)	(31,358)
Put Option - Other	64,192,805	(60,256)	(11,731)
InterBank Market	60,555,093	(32,098)	(1,950)
Others (2)	3,637,712	(28,158)	(9,781)

Futures Contracts	302,239,388	-	-
Purchased Position	105,230,874	-	-
Exchange Coupon (DDI)	6,888,319	-	-
Interest Rates (DI1 and DIA)	94,307,498	-	-
Foreign Currency	3,897,223	-	-
Indexes (3)	137,834	-	-
Others	-	-	-
Sold Position	197,008,514	-	-
Exchange Coupon (DDI)	50,378,949	-	-
Interest Rates (DI1 and DIA)	57,355,214	-	-
Foreign Currency	15,845,107	-	-
Indexes (3)	8,418	-	-
Treasury Bonds/Notes	249,203	-	-
Average rate of Repo Operations (OC1)	73,171,623	-	-
Forward Contracts and Others	46,406,749	1,853,827	503,670
Purchased Commitment	20,552,988	(1,195,416)	270,611
Currencies	20,302,193	(1,446,211)	19,677
Others	250,795	250,795	250,934
Sell Commitment	25,853,761	3,049,243	233,059
Currencies	25,708,788	3,290,737	474,273
Others	144,973	(241,494)	(241,214)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Summary by Category

Trading			2013

	Notional	Cost	Fair Value
"Swap"		724,783	1,656,672
Asset	178,606,316	17,535,192	18,755,675
CDI (InterBank Deposit Rates)	48,684,752	16,464,230	17,210,663
Fixed Interest Rate - Real (1)	36,600,526	-	-
Indexed to Price and Interest Rates	16,519,189	-	-
Indexed to Foreign Currency	76,750,555	1,043,589	1,497,546
Others	51,294	27,373	47,466
Liabilities	177,881,533	(16,810,409)	(17,099,003)
CDI (InterBank Deposit Rates)	32,220,522	-	-
Fixed Interest Rate - Real	52,396,615	(15,796,089)	(15,930,641)
Indexed to Price and Interest Rates	17,533,509	(1,014,320)	(1,168,362)
Indexed to Foreign Currency (1)	75,706,966	-	-
Others	23,921	-	-
Options	234,782,478	(84,844)	(189,857)
Purchased Position	111,750,290	431,770	500,886
Call Option - US Dollar	3,815,905	108,122	178,192
Put Option - US Dollar	1,407,427	36,455	39,582
Call Option - Other	45,136,315	202,542	211,330
InterBank Market	43,304,479	88,525	149,768
Others (2)	1,831,836	114,017	61,562
Put Option - Other	61,390,643	84,651	71,782
InterBank Market	57,052,006	43,746	9,022
Others (2)	4,338,637	40,905	62,760
Sold Position	123,032,188	(516,614)	(690,743)
Call Option - US Dollar	3,507,854	(204,056)	(314,271)
Put Option - US Dollar	772,847	(16,514)	(20,075)
Call Option - Other	63,515,372	(180,324)	(267,640)
InterBank Market	61,871,607	(106,328)	(214,387)
Others (2)	1,643,765	(73,996)	(53,253)
Put Option - Other	55,236,115	(115,720)	(88,757)
InterBank Market	51,288,888	(44,524)	(12,019)
Others (2)	3,947,227	(71,196)	(76,738)
Futures Contracts	123,646,819	-	-
Purchased Position	41,654,829	-	-
Exchange Coupon (DDI)	3,772,361	-	-
Interest Rates (DI1 and DIA)	29,099,344	-	-
Foreign Currency	8,167,914	-	-
Indexes (3)	598,874	-	-
Others	16,336	-	-
Sold Position	81,991,990	-	-
Exchange Coupon (DDI)	30,021,614	-	-
Interest Rates (DI1 and DIA)	10,266,576	-	-
Foreign Currency	18,179,682	-	-
Indexes (3)	64,008	-	-
Average rate of Repo Operations (OC1)	23,460,110	-	-
Forward Contracts and Others	26,308,836	418,810	16,101
Purchased Commitment	14,198,260	(244,539)	(92,565)
Currencies	13,147,558	(244,539)	(92,565)
Others	1,050,702	-	-
Sell Commitment	12,110,576	663,349	108,666
Currencies	11,711,716	660,462	105,756
Others	398,860	2,887	2,910

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Summary by Category

Trading			2012

	Notional	Cost	Fair Value
"Swap"		(116,636)	(109,449)
Asset	112,138,690	15,982,326	16,792,479
CDI (InterBank Deposit Rates)	34,842,507	4,335,903	4,981,610
Fixed Interest Rate - Real (1)	16,341,376	11,646,423	11,810,869
Indexed to Price and Interest Rates	14,386,596	-
Indexed to Foreign Currency	46,477,772	-
Others	90,439	-
Liabilities	112,255,326	(16,098,962)	(16,901,928)
CDI (InterBank Deposit Rates)	30,506,604	-
Fixed Interest Rate - Real	4,694,953	-
Indexed to Price and Interest Rates	19,509,496	(5,122,900)	(5,512,171)
Indexed to Foreign Currency (1)	57,406,818	(10,929,046)	(11,355,697)
Others	137,455	(47,016)	(34,060)
Options	266,060,940	(94,067)	(159,048)
Purchased Position	107,224,381	228,378	297,124
Call Option - US Dollar	1,792,837	44,838	31,993
Put Option - US Dollar	1,748,915	24,039	24,087
Call Option - Other	46,244,224	86,370	45,920
InterBank Market	45,411,468	51,667	2,289
Others (2)	832,756	34,703	43,631
Put Option - Other	57,438,405	73,131	195,124
InterBank Market	56,963,540	57,121	185,813
Others (2)	474,865	16,010	9,311
Sold Position	158,836,559	(322,445)	(456,172)
Call Option - US Dollar	1,453,215	(36,653)	(28,003)
Put Option - US Dollar	1,385,098	(14,684)	(6,036)
Call Option - Other	83,389,536	(152,818)	(103,294)
InterBank Market	81,602,615	(68,927)	(4,241)
Others (2)	1,786,921	(83,891)	(99,053)
Put Option - Other	72,608,710	(118,290)	(318,839)
InterBank Market	71,156,608	(64,771)	(272,536)
Others (2)	1,452,102	(53,519)	(46,303)
Futures Contracts	61,247,088	-	-
Purchased Position	40,376,893	-	-
Exchange Coupon (DDI)	2,916,996	-	-
Interest Rates (DI1 and DIA)	30,144,684	-	-
Foreign Currency	6,576,093	-	-
Indexes (3)	133,917	-	-
Treasury Bonds/Notes	605,203	-	-
Sold Position	20,870,195	-	-
Exchange Coupon (DDI)	14,091,511	-	-
Interest Rates (DI1 and DIA)	6,556,673	-	-
Foreign Currency	12,414	-	-
Indexes (3)	17,926	-	-
Treasury Bonds/Notes	191,671	-	-
Forward Contracts and Others	21,766,014	166,807	(280,084)
Purchased Commitment	11,046,667	(593,458)	197,859
Currencies	11,046,667	(593,458)	197,859
Sell Commitment	10,719,347	760,265	(477,943)
Currencies	10,797,139	745,350	(185,614)
Others	(77,792)	14,915	(292,329)

(1) In 2012, Include credit derivatives.

(2) Includes stock options, indices and commodities.

(3) Includes Bovespa index and S&P.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a.2) Derivatives Financial Instruments by Counterparty

Notional				2014	2013	2012
	Customers	Related Parties	Financial Institutions (1)	Total	Total	Total
"Swap"	34,476,299	167,649,322	82,407,413	284,533,034	178,606,316	112,138,690
Options	2,926,932	530,421	237,288,869	240,746,222	234,782,478	266,060,940
Futures Contracts	-	-	302,239,388	302,239,388	123,646,819	61,247,088
Forward Contracts and Others	18,929,070	24,966,021	2,511,658	46,406,749	26,308,836	21,766,014

(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				2014	2013	2012
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total	Total
"Swap"	62,597,399	103,578,880	118,356,755	284,533,034	178,606,316	112,138,690
Options	147,077,774	90,298,651	3,369,797	240,746,222	234,782,478	266,060,940
Futures Contracts	70,490,674	145,600,162	86,148,552	302,239,388	123,646,819	61,247,088
Forward Contracts and Others	19,296,423	15,766,687	11,343,639	46,406,749	26,308,836	21,766,014

a.4) Derivatives by Market Trading

Notional	Stock Exchange (1)	Cetip (2)	Over the Counter	2014 Total	2013 Total	2012 Total
"Swap"	74,751,055	49,265,689	160,516,290	284,533,034	178,606,316	112,138,690
Options	225,850,472	14,495,750	400,000	240,746,222	234,782,478	266,060,940
Futures Contracts	302,239,388	-	-	302,239,388	123,646,819	61,247,088
Forward Contracts and Others	-	28,318,669	18,088,080	46,406,749	26,308,836	21,766,014

(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

(2) Includes amounts traded on other clearinghouses.

a.5) Credit Derivatives

Transactions involving credit derivatives are carried out in order to reduce or eliminate exposure to specific risks arising from the purchase or sale of assets within the concept of credit portfolio management.

In December 31, 2012, the volume of credit derivatives with total return rate - credit risk received corresponds to R$607,119 of cost and R$669,507 of market value and required stockholders' equity used amounted to R$3,585.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a.6) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

Market Risk Hedge

			2014
	Cost	Adjustment to Market	Fair Value
Hedge Instruments
Swap Contracts	(82,636)	(80,671)	(163,307)
Asset	3,063,742	62,296	3,126,038
CDI (InterBank Deposit Rates) (1) (2) (6)	1,513,959	1,549	1,515,508
Fixed Interest Rate - Real (2)	492,205	707	492,912
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	341,737	10,850	352,587
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (5)	337,352	2,628	339,980
Indexed to Foreign Currency - Euro (1)	353,974	46,092	400,066
Indexed to Foreign Currency - Fixed Interest - YEN (7)	24,515	470	24,985
Liabilities	(3,146,378)	(142,967)	(3,289,345)
Indexed to Foreign Currency - US Dollar (1)	(1,072,586)	(82,987)	(1,155,573)
Indexed to Foreign Currency - Fixed Interest (2)	(1,247,506)	(43,771)	(1,291,277)
Indexed to Foreign Currency - Fixed Interest - US Dollar (3)	(15,221)	(555)	(15,776)
CDI (InterBank Deposit Rates) (4)	(25,975)	(900)	(26,875)
Indexed to Foreign Currency - Libor - US Dollar (5)	(373,610)	(2,810)	(376,420)
Fixed Interest Rate - Real (6)	(411,480)	(11,944)	(423,424)
Object of Hedge
Assets	2,177,702	119,205	2,296,907
Lending Operation	1,583,835	82,368	1,666,203
Indexed to Foreign Currency - US Dollar	907,319	46,947	954,266
Indexed to Foreign Currency - Fixed Interest - US Dollar	15,788	(423)	15,365
Indexed Indices of Prices and Interest	421,144	32,415	453,559
CDI (InterBank Deposit Rates)	24,510	600	25,110
Fixed Interest Rate - Real	215,074	2,829	217,903
Securities	593,867	36,837	630,704
Available-for-Sale Securities - Debentures	593,867	36,837	630,704
Liabilities	(364,166)	(2,826)	(366,992)
Securities Issued Abroad	(364,166)	(2,826)	(366,992)
Eurobonds	(364,166)	(2,826)	(366,992)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Market Risk Hedge

			2013
	Cost	Adjustment to Market	Fair Value
Hedge Instruments
Swap Contracts	38,532	(68,228)	(29,696)
Asset	2,514,466	(562,968)	1,951,498
CDI (InterBank Deposit Rates) (1) (2)	1,206,647	(685,468)	521,179
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	498,575	28,638	527,213
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (5)	330,511	4,603	335,114
Indexed to Foreign Currency - Euro (1)	478,733	89,259	567,992
Liabilities	(2,475,934)	494,740	(1,981,194)
Indexed to Foreign Currency - US Dollar (1)	(1,221,704)	(157,150)	(1,378,854)
Indexed to Foreign Currency - Fixed Interest (2)	(538,292)	668,433	130,141
Indexed to Foreign Currency - Fixed Interest - US Dollar (3)	(26,824)	(1,651)	(28,475)
CDI (InterBank Deposit Rates) (4)	(136,522)	(6,783)	(143,305)
Indexed to Foreign Currency - Libor - US Dollar (5)	(304,621)	(5,805)	(310,426)
Fixed Interest Rate - Real (6)	(247,971)	(2,304)	(250,275)
Object of Hedge
Assets	2,148,723	129,432	2,278,155
Lending Operation	1,614,157	90,801	1,704,958
Indexed to Foreign Currency - US Dollar	1,098,267	106,548	1,204,815
Indexed to Foreign Currency - Fixed Interest - US Dollar	26,840	373	27,213
Indexed Indices of Prices and Interest	104,851	2,104	106,955
CDI (InterBank Deposit Rates)	155,127	(6,948)	148,179
Fixed Interest Rate - Real	229,072	(11,276)	217,796
Securities	534,566	38,631	573,197
Available-for-Sale Securities - Debentures	534,566	38,631	573,197
Liabilities	(332,147)	(2,963)	(335,110)
Securities Issued Abroad	(332,147)	(2,963)	(335,110)
Eurobonds	(332,147)	(2,963)	(335,110)

Market Risk Hedge

			2012
	Cost	Adjustment to Market	Fair Value
Hedge Instruments
Swap Contracts	59,148	(147,817)	(88,669)
Asset	1,581,458	105,351	1,686,809
CDI (InterBank Deposit Rates) (1) (2)	1,039,229	5,241	1,044,470
Indexed to Foreign Currency - Libor - US Dollar (2) (3)(4) (6)	255,056	24,302	279,358
Indexed to Foreign Currency - EURO (1)	287,173	75,808	362,981
Liabilities	(1,522,310)	(253,168)	(1,775,478)
Indexed to Foreign Currency - US Dollar (1)	(1,070,666)	(185,072)	(1,255,738)
Indexed to Price Indexes and Interest (2)	(245,530)	(50,678)	(296,208)
Indexed to Foreign Currency - Fixed Interest US Dollar (3)	(35,076)	(3,062)	(38,138)
CDI (InterBank Deposit Rates) (4)	(171,038)	(14,356)	(185,394)
Hedge Item
Assets	1,593,371	119,818	1,713,189
Lending Operation	1,229,701	83,785	1,313,486
Indexed to Foreign Currency - US Dollar	1,021,123	93,162	1,114,285
Indexed to Foreign Currency - Fixed Interest US Dollar	35,094	676	35,770
CDI (InterBank Deposit Rates)	173,484	(10,053)	163,431
Securities	363,670	36,033	399,703
Securities Available for Sale - Debentures	363,670	36,033	399,703

(1) Instruments whose the hedge item are loan operations indexed in foreign currency - dollar with fair value R$954,266 (2013 - R$1,204,815and 2012 - R$1,114,285), indexed Indices of Prices and Interest R$106,955 and securities shown by debentures with fair value R$82,819 (2013 - R$114,891 and 2012 - R$133,273).

(2) Instruments whose hedge objects are indexed loans in price indices and interest amounting R$453,559 (12/31/2013 - R$106,955) and instruments whose hedge object are securities shown by debentures with fair value R$547,885 (2013 - R$458,306 and 2012 - R$266,430).

(3) Instruments whose the hedge item are loan operations indexed in foreign currency fixed interest - US dollar with fair value R$15,365 (2013 - R$27,213 and 2012 - R$35,770).

(4) Instruments whose the hedge item are loan operations indexed in CDI with fair value R$25,110 (2013 - R$148,179 and 2012 - R$163,431).

(5) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$366,992.

(6) Instruments whose hedge objects are lending operations indexed pre fixed interest - Reais with a market value of R$217,903.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Cash Flow Hedge

			2014
	Cost	Adjustment to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(409,365)	(108,678)	(518,043)
Asset	3,820,303	128,759	3,949,062
Indexed to Foreign Currency - Swiss Franc (1)	599,818	20,210	620,028
Indexed to Foreign Currency - Chile (2)	100,804	4,624	105,428
Indexed to Foreign Currency - Yuan (3)	-	-	-
Indexed in Reais (4)	1,278,611	(36,351)	1,242,260
Indexed to Foreign Currency - Pre Dollar (5) (6)	935,787	97,890	1,033,677
Indexed to Foreign Currency - Euro (6)	905,283	42,386	947,669
Liabilities	(4,229,668)	(237,437)	(4,467,105)
Indexed to Foreign Currency - Pre Dollar (1) (2) (3)	(2,451,465)	(63,132)	(2,514,597)
CDI (InterBank Deposit Rates) (5)	(104,950)	(15,444)	(120,394)
Indexed to Foreign Currency - Pre Euro (5)	(659,231)	(108,193)	(767,424)
Indexed to Foreign Currency - Dollar (6)	(487,865)	(40,440)	(528,305)
Indexed to Foreign Currency - Reais (6)	(526,157)	(10,228)	(536,385)

	2014	2013
	Notional	Notional
Hedge Instruments
Future Contracts	16,053,248	13,115,676
Foreign Currency – Dollar (7)	16,053,248	13,115,676

Cash Flow Hedge

			2013
	Cost	Adjustment to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(166,190)	(110,280)	(276,470)
Asset	2,863,318	50,346	2,913,664
Indexed to Foreign Currency - Swiss Franc (1)	983,011	40,109	1,023,120
Indexed to Foreign Currency - Chile (2)	97,135	6,867	104,002
Indexed to Foreign Currency - Yuan (3)	58,043	1,131	59,174
Indexed in Reais (4)	1,278,611	(41,887)	1,236,724
Indexed to Foreign Currency - Pre Dollar (5)	236,560	28,717	265,277
Indexed to Foreign Currency - Euro (6)	209,958	15,409	225,367
Liabilities	(3,029,508)	(160,626)	(3,190,134)
Indexed to Foreign Currency - Pre Dollar (1) (2) (3) (4)	(2,627,525)	(112,112)	(2,739,637)
CDI (InterBank Deposit Rates) (5)	(204,096)	(32,980)	(237,076)
Indexed to Foreign Currency - Dollar (6)	(161,618)	(12,206)	(173,824)
Indexed to Foreign Currency - Reais (6)	(36,269)	(3,328)	(39,597)

			2012
	Cost	Adjustment to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(18,867)	(17,846)	(36,713)
Asset	818,997	60,173	879,170
Indexed to Foreign Currency - Swiss Franc (1)	678,335	53,619	731,954
Indexed to Foreign Currency - Chile (2)	91,379	6,584	97,963
Indexed to Foreign Currency - Yuan (3)	49,283	(30)	49,253
Liabilities	(837,864)	(78,019)	(915,883)
Indexed to Foreign Currency - Pre Dollar (1) (2) (3)	(837,864)	(78,019)	(915,883)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2014	2013	2012
Hedge Item - Cost
Assets	17,678,432	13,308,608	15,538,109
Lending Operations - Financing and Export Credit and Imports	15,999,182	12,906,917	15,538,109
Promissory Notes - PN	-	204,096	-
Lending Operations	1,023,468	197,595	-
Brazilian Foreign Debt Bonds	655,782	-	-
Liabilities	(1,960,197)	2,423,571	19,607,312
Eurobonds	(1,960,197)	2,423,571	820,077
Times deposits	-	-	18,787,235

(1) Operations due March 4, 2015 and April 12, 2016 (12/31/2013 - operations due December 1, 2014, March 4, 2015 and April 12, 2016 and 12/31/2012 - operations due December 1, 2014 and April 12, 2016), whose object of "hedging" transactions are Eurobonds.

(2) Operation due April 13, 2016 (12/31/2013 - operation due April 13, 2016 and 12/31/2012 - operation due April 13, 2016), whose object of "hedge" is an operation of Eurobonds.

(3) Operation due on December 24, 2014, whose object of "hedge" is an operation of Eurobonds.

(4) Operation due March 18, 2015, September 18, 2015 and March 18, 2016 (12/31/2013 - operations due March 18, 2016), whose object of "hedge" is an operation of Eurobonds.

(5) Operation due October 26, 2015 and April 1, 2021 (12/31/2013 - operation due April 10, 2018) which hedge objects its securities operation represented by promissory notes title Brazilian External Debt Bonds and a credit operation.

(6) Operations maturing between May, 2015 and June, 2021 (12/31/2013 -operations due July 15, 2015 and April 3, 2018), whose objects "hedge” contracts are loans from lending institutions.

(7) Operation maturing February 2, 2015 (12/31/2013 - Operations due January 31, 2014 and 12/31/2012 - operation due January 31, 2013) and the updated value of the instruments of R$15,991,293 (12/31/2013 - R$12,904,246 and 12/31/2012 - R$15,531,390), whose object of "hedge" are the loans - loan agreements and credit export and import.

In Consolidated, between July and September 2014 operations were contracted to hedge accounting of cash flow with the object of hedge Bank deposit certificates (CDB). In October, 2014 this structure was discontinued. The effect of marking to market the future contracts net of tax effects that will be recognized in income and is posted in equity corresponds to a credit of R$83,399 which will be amortized over the next 12 months.

The effect of marking to market the swaps and future contracts corresponds to a debit in the amount of R$77,261 (2013 - to a debit in the amount of R$168,050 and 2012 to a debit in the amount of R$258,555) accounted on stockholders' equity, net of tax effects.

Investment Hedge

On December 31, 2014, the Bank has recorded a transaction of investment hedge on its investment in Santander EFC, with notional value of R$2,982,115, maturing between January, 2015 to December, 2015 and the effect of R$98,944, of exchange rate changes recorded in equity, net of taxes. No ineffective portion be recorded in the consolidated income statement was identified.

a.7) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa using own and third-party derivatives is composed of government securities.

	2014	2013	2012

Financial Treasury Bill - LFT	1,135,366	763,911	1,421,634
National Treasury Bill - LTN	4,688,978	2,521,736	3,699,901
National Treasury Notes - NTN	1,763,751	3,017,363	3,024,811
Total	7,588,095	6,303,010	8,146,346

9. Loans and advances to customers

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to customers” in the consolidated balance sheets is as follows:

Thousands of Reais	2014	2013	2012

Loans and receivables(1)	235,690,349	212,734,327	196,774,297
Of which:
Loans and receivables at amortized cost	249,110,881	226,206,449	210,740,669
Allowance for loan losses	(13,420,532)	(13,472,122)	(13,966,372)
Loans and advances to customers, net	235,690,349	212,734,327	196,774,297
Loans and advances to customers, gross	249,110,881	226,206,449	210,740,669

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2014	2013	2012

Type:
Loans operations (1)	245,690,369	223,329,356	208,636,512
Repurchase agreements	6,463	55,339	407,694
Other receivables (2)	3,414,049	2,821,754	1,696,463
Total	249,110,881	226,206,449	210,740,669

(1) Includes loans, leasing and other loans with credit characteristics.

(2) Refer substantially to Exchange Operations and Other Receivables without characteristics of credit granting.

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

b) Detail

Following is a detail, by loan type and status, borrower sector and interest rate formula, of the loans and advances to customers, which reflect the Bank’s exposure to credit risk in its core business, gross of impairment losses:

Thousands of Reais	2014	2013	2012
Loan borrower sector:
Commercial, financial and industrial	133,087,371	113,571,171	103,208,796
Real estate-construction	31,864,656	25,554,929	20,106,962
Installment loans to individuals	81,893,047	84,312,245	83,243,281
Lease financing	2,265,807	2,768,104	4,181,630
Total (1)	249,110,881	226,206,449	210,740,669

(1) It includes commercial credit, secured loans, reverse repurchase agreements, finance leases, other term loans and impaired assets.

Interest rate formula:
Fixed interest rate	172,649,313	168,304,100	153,505,996
Floating rate	76,461,568	57,902,349	57,234,673
Total	249,110,881	226,206,449	210,740,669

c) Impairment losses

The changes in the allowances for the impairment losses on the balances of “Loans and receivables” were as follows:

Thousands of Reais	2014	2013	2012
Balance at beginning of year	13,640,545	14,041,578	11,179,836
Impairment losses charged to income for the year	12,048,587	14,356,099	18,003,906
Of which:
Commercial, financial and industrial	4,875,243	5,186,845	5,776,813
Real estate-mortgage	37,891	125,720	148,847
Installment loans to individuals	6,867,258	8,802,651	11,794,298
Lease financing	268,195	240,883	283,948
Write-off of impaired balances against recorded impairment allowance	(12,126,321)	(14,757,132)	(15,142,164)
Of which:
Commercial, financial and industrial	(4,493,800)	(3,194,381)	(4,991,510)
Real estate-mortgage	(96,715)	(177,394)	(48,071)
Installment loans to individuals	(7,336,858)	(11,093,001)	(9,855,295)
Lease financing	(198,948)	(292,356)	(247,288)
Balance at end of year	13,562,811	13,640,545	14,041,578
Of which:
Loans and advances to customers	13,420,532	13,472,122	13,966,372
Loans and amounts due from credit institutions (Note 5)	142,279	168,423	75,206

Thousands of Reais	2014	2013	2012
Recoveries of loans previously charged off	855,016	456,310	1,528,310
Of which:
Commercial, financial and industrial	184,908	123,280	456,160
Real estate-mortgage	80,804	77,672	64,341
Installment loans to individuals	559,826	214,764	959,900
Lease finance	29,478	40,594	47,909

Taking into account these amounts recognized in “Impairment losses charged to income for the year” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$11,193,569 in 2014, R$13,899,788 in 2013 and R$16,475,925 in 2012.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Impaired assets

The detail of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to customers” and considered to be impaired due to credit risk is as follows:

Thousands of Reais	2014	2013	2012

Balance at beginning of year	14,021,777	16,057,134	13,072,693
Net additions	12,115,769	12,721,775	18,126,605
Derecognized assets	(12,126,321)	(14,757,132)	(15,142,164)
Balance at end of year	14,011,225	14,021,777	16,057,134

Following is a detail of the financial assets considered to be impaired classified by age of the oldest past-due amount:

Thousands of Reais	2014	2013	2012

With no Past-Due Balances or Less than 3 Months Past Due	6,056,246	5,785,220	4,567,148
With Balances Past Due by
3 to 6 Months	3,042,247	3,377,653	5,282,229
6 to 12 Months	4,343,615	4,230,751	5,609,819
12 to 18 Months	398,782	563,207	484,835
18 to 24 Months	88,955	33,988	66,111
More than 24 Months	81,380	30,958	46,992
Total	14,011,225	14,021,777	16,057,134

e) Loan past due for less than 90 days but not classified as impaired

Thousands of Reais	2014	% of total loans past due for less than 90 days	2013	% of total loans past due for less than 90 days

Commercial and industrial	8,974,454	45.46%	5,208,063	23.75%
Mortgage loans	4,579,622	23.20%	6,841,305	31.19%
Installment loans to individuals	6,095,965	30.88%	9,651,987	44.01%
Financial Leasing	93,035	0.47%	231,157	1.05%
Total (1)	19,743,076	100.00%	21,932,512	100.00%

(1) Refers only to loans past due between 1 and 90 days.

f) Lease portfolio at present value

Thousands of Reais	2014	2013	2012

Gross investment in lease transactions	2,577,475	3,143,227	4,882,797
Lease receivables	2,062,375	2,439,551	3,714,457
Unrealized residual values (1)	515,100	703,676	1,168,340
Unearned income on lease	(2,045,227)	(2,394,584)	(3,622,469)
Offsetting residual values	(515,100)	(703,676)	(1,168,340)
Leased property and equipment	5,815,891	7,996,409	11,738,066
Accumulated depreciation	(3,517,981)	(5,387,661)	(8,242,886)
Present value adjustment	981,962	2,156,908	4,768,240
Losses on unamortized lease	200,972	186,661	171,659
Advances for guaranteed residual value	(1,235,185)	(2,233,693)	(4,355,504)
Other assets	3,000	4,513	10,067
Total	2,265,807	2,768,104	4,181,630

(1) Guaranteed residual value of lease agreements.

Unrealized lease income (lease income to appropriate related to minimum payments receivable) is R$311,668 (2013 - R$375,127 and 2012 - R$701,167).

As at December 31, 2014, 2013 and 2012 there were no material agreements for lease contracts.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Breakdown by maturity

Gross investment in lease transactions

Thousands of Reais	2014	2013	2012

Overdue	35,292	75,723	144,586
Due to:
Up to 1 year	1,270,897	1,617,452	2,504,585
From 1 to 5 years	1,263,873	1,439,700	2,225,247
Over 5 years	7,413	10,352	8,379
Total	2,577,475	3,143,227	4,882,797

Report per lease portfolio maturity at present value

Thousands of Reais	2014	2013	2012

Overdue	32,687	55,037	96,689
Due to:
Up to 1 year	1,199,385	1,537,026	2,353,900
From 1 to 5 years	1,028,807	1,169,336	1,727,902
Over 5 years	4,928	6,705	3,139
Total	2,265,807	2,768,104	4,181,630

g) Transfer of financial assets with retention of risks and benefits

In March 2013, the Bank disposed of the loan portfolio amounting R$47,485, with retention of risks and benefits that were not classified to write-off. Contracts and installments of contracts assignment object refer to mortgages, which fall due until October 2041.

In December 31, 2014, the amount recorded on “Loans and advances to customers” related to loan portfolio assigned is R$262.515 (2013 - R$380,736 and 2012 - R$508,714), and R$242.024 (2013 - R$336,040 and 2012 - R$495,467) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

The foregoing transfer was conducted with a recourse clause and the mandatory repurchase is provided for in the following events:

- agreements in default for longer than 90 consecutive days;

- agreements under renegotiation;

- agreements subject to novation pursuant to Resolution 3,401 of the Brazilian Monetary Council (CMN);

- agreements subject to rights of intervention by certain parties to the contract.

The amount of mandatory repurchase will be calculated based on the outstanding balance of credit duly updated on the date of said repurchase.

From the date of transfer, the cash flows of the operations transferred are paid directly to the transferee entity.

10. Non-current assets held for sale

At December 31, 2014, 2013 and 2012, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets. The change in the "Non-current assets held for sale" is as follows:

Thousands of Reais	2014	2013	2012

Balance at beginning of year	324,412	315,315	223,374
Foreclosures loans and	337,840	51,010	112,697
Other assets transferred (1)	418,846	-	-
Sales (2)	(102,850)	(41,937)	(29,987)
Others	26	24	9,231
Final balance, gross (3)	978,274	324,412	315,315
Impairment losses	(48,326)	(49,682)	(149,605)
Impairment as a percentage of foreclosed assets	4.94%	15.31%	47.45%
Balance at end of year	929,948	274,730	165,710

(1) On September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred to this heading whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by IFRS 5. On December 31, 2014, amounted R$298.846.

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

a) Breakdown

Jointly Controlled by Banco Santander	Activity	Country	12/31/2014	12/31/2013	Participation % 12/31/2012
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Financial	Brazil	39.89%	39.89%	39.89%
Norchem Participações e Consultoria S.A. (1)	Other Activities	Brazil	50.00%	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (1)	Securitization	Brazil	13.64%	13.64%	13.64%
Estruturadora Brasileira de Projetos S.A. - EBP (1)	Other Activities	Brazil	11.11%	11.11%	11.11%

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)
Webmotors S.A. (3)	Other Activities	Brazil	70.00%	70.00%	-
Tecnologia Bancária S.A. - TECBAN (1) (4)	Other Activities	Brazil	19.81%	20.82%	-

Jointly Controlled by Santander Getnet
iZettle do Brasil Meios de Pagamento S.A. ("iZettle do Brasil”)(1) (5)	Other Activities	Brazil	50.00%	-	-

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	21.75%	21.75%	21.75%
BW Guirapá I S.A. (2)	Holding	Brazil	-	40.57%	-

	12/31/2014	12/31/2013	Investments 12/31/2012
Jointly Controlled by Banco Santander	545,110	512,999	449,427
Companhia de Crédito, Financiamento e Investimento RCI Brasil	502,894	467,362	413,047
Norchem Participações e Consultoria S.A.(1)	23,739	24,254	23,369
Cibrasec - Companhia Brasileira de Securitização (1)	10,236	10,298	10,285
Estruturadora Brasileira de Projetos S.A. - EBP (1)	8,241	11,085	2,726

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	458,444	434,993	-
Webmotors S.A. (3)	327,615	316,784	-
Tecnologia Bancária S.A. - TECBAN (1) (4)	130,829	118,209	-

Jointly Controlled by Santander Getnet	491	-	-
iZettle do Brasil (1) (5)	491	-	-

Significant Influence of Banco Santander	19,416	115,811	22,666
Norchem Holding e Negócios S.A. (1)	19,416	27,096	22,666
BW Guirapá I S.A. (2)	-	88,715	-
Total	1,023,461	1,063,803	472,093

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

		Results of Investments
	1/01 at 12/31/2014	1/01 at 12/31/2013	1/01 at 12/31/2012
Jointly Controlled by Banco Santander	49,094	68,973	72,246
Companhia de Crédito, Financiamento e Investimento RCI Brasil	54,414	68,162	68,534
Norchem Participações e Consultoria S.A. (1)	4,434	1,225	841
Cibrasec - Companhia Brasileira de Securitização (1)	179	522	825
Estruturadora Brasileira de Projetos S.A. - EBP (1)	(2,768)	5,530	2,046
BW Guirapá I S.A. (2)	(7,165)	(6,466)	-

Jointly Controlled by Santander Serviços	40,823	16,417	-
Webmotors S.A. (3)	21,539	6,479	-
Tecnologia Bancária S.A. - TECBAN (1) (4)	19,284	9,938	-

Jointly Controlled by Santander Getnet	(1,779)	-	-
iZettle do Brasil (1) (5)	(1,779)	-	-

Significant Influence of Banco Santander	2,958	5,952	1,076
Norchem Holding e Negócios S.A. (1)	2,958	5,952	1,076
Total	91,096	91,342	73,322

			2014
	Total assets	Total liabilities	Total profit
Jointly Controlled by Banco Santander	9,575,690	8,102,926	159,601
Companhia de Crédito, Financiamento e Investimento RCI Brasil	9,316,712	8,049,342	148,644
Norchem Participações e Consultoria S.A. (1)	81,395	25,220	8,868
Cibrasec - Companhia Brasileira de Securitização (1)	98,490	23,444	3,618
Estruturadora Brasileira de Projetos S.A. - EBP (1)	79,093	4,920	(1,529)

Jointly Controlled by Santander Serviços	1,191,219	605,654	110,078
Webmotors S.A. (3)	260,531	20,275	31,097
Tecnologia Bancária S.A. - TECBAN (1) (4)	930,688	585,379	78,981
Jointly Controlled by Santander Getnet	8,438	11,555	(13,380)
iZettle do Brasil (1) (5)	8,438	11,555	(13,380)

Significant Influence of Banco Santander	156,942	67,674	13,602
Norchem Holding e Negócios S.A. (1)	156,942	67,674	13,602
Total	10,932,289

			2013
	Total assets	Total liabilities	Total profit
Jointly Controlled by Banco Santander	11,293,794	9,308,589	232,545
Companhia de Crédito, Financiamento e Investimento RCI Brasil	9,284,500	8,182,191	154,008
Companhia de Arrendamento Mercantil RCI Brasil	1,705,709	1,022,876	69,485
Norchem Participações e Consultoria S.A. (1)	102,665	54,158	2,450
Cibrasec - Companhia Brasileira de Securitização (1)	106,427	31,235	8,605
Estruturadora Brasileira de Projetos S.A. - EBP (1)	94,493	18,129	(2,003)

Jointly Controlled by Santander S.A. Santander Serviços	974,863	512,284	75,269
Webmotors S.A. (3)	221,400	11,388	14,410
Tecnologia Bancária S.A. - TECBAN (1) (4)	753,463	500,896	60,859

Significant Influence of Banco Santander	321,479	475,839	41,777
Norchem Holding e Negócios S.A. (1)	202,264	77,684	27,367
BW Guirapá I S.A. (2)	119,215	398,155	14,410
Total	12,590,136	10,296,712	349,591

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

			2012
	Total assets	Total liabilities	Total profit
Jointly Controlled by Banco Santander	9,251,673	7,448,846	315,365
Companhia de Crédito, Financiamento e Investimento RCI Brasil	7,196,107	6,181,629	190,090
Companhia de Arrendamento Mercantil RCI Brasil	1,809,185	1,167,533	95,595
Norchem Participações e Consultoria S.A. (1)	98,151	51,414	1,681
Cibrasec - Companhia Brasileira de Securitização (1)	117,905	42,480	9,580
Estruturadora Brasileira de Projetos S.A. - EBP (1)	30,325	5,790	18,419
Significant Influence of Banco Santander	563,279	220,522	6,401
Norchem Holding e Negócios S.A. (1)	563,279	220,522	6,401
Total	9,814,952	7,669,368	321,766

b) Changes

The changes in the balance of this item were as follows:

	12/31/2014	12/31/2013	12/31/2012

Jointly Controlled by Banco Santander
Balance at beginning of year	947,992	449,427	398,025
Change in the scope of consolidation (2)	7,165	-	-
Capital increases	-	2,830	-
Low/ Additions	(4,393)	418,547	-
Capital gains	368	-	-
Income from companies accounted for by the equity method	88,136	91,674	72,246
Dividends proposed/received	(35,197)	(14,689)	(20,827)
Others	(27)	203	(17)
Balance at end of year	1,004,044	947,992	449,427

Significant Influence of Banco Santander
Balance at beginning of year	115,811	22,666	24,200
Change in the scope of consolidation (2)	(88,715)	-	-
Additions	-	95,000	-
Income from companies accounted for by the equity method	2,959	(332)	1,076
Dividends proposed/received	(10,638)	(1,523)	(2,610)
Balance at end of year	19,417	115,811	22,666

(1) Companies delayed by one month for the calculation of equity.

(2) On September, 2014 the investment held in BW Guirapá I S.A. by Banco Santander was transferred to Santander Participações and was reclassified to non-current assets held for sale (Note 5).

(3) In March 7, 2014 was concluded acquisition by company Webmotors SA, 100% of the share capital of KM Locanet Ltda - ME (Compreauto).

(4) On 18 July 2014 it was published a Notice to the Market with a view to inform that the country’s leading retail Banks, among them Banco Santander, by means of one of its subsidiaries, (“Shareholders”), executed on July 17, 2014 a new Shareholders’ Agreement of Tecban (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately 4 years from its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with ATMs from Rede Banco24Horas, which are and will continue to be managed by Tecban, thus enhancing the efficiency, quality and points of services to their clients. The effectiveness of the Shareholders’ Agreement is subject to certain conditions precedent, among which its approval by the competent regulatory body (The General Superintendency of CADE published in the Diário Oficial da União, on October 23, 2014, its decision in which approved, without restrictions, the related transaction).

(5) On July 18, 2014, Banco  Santander now holds 50% of the total corporate capital of iZettle do Brasil Meios de Pagamento S.A. ("iZettle do Brasil”), through a capital contribution to the company in the amount of R$17,240 thousand, which was authorized by the Brazilian Central Bank on June 3, 2014. iZettle do Brazil is a Swedish source company that operates in the payment mechanisms market, with the development and distribution of payment products and solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle in Sweden in order to create a joint and coordinated action in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico. One of the solutions developed by iZettle allows merchants to accept card payments through smart phones or tablets, by using a free appliance to a card reader application, converting the smart phones or tablets into a POS (point of sale - terminal accepting credit cards / debit card). The goal of the partnership is to enable Banco Santander to operate in the Brazilian market of card payments with the focus on micro merchants and individuals with an innovative, secure and aggregate supply to a simple solution. At the Extraordinary General Meeing held on July 31, 2014, the transfer of the investment held by Banco Santander (5,300 common shares without par value issued by the Izettle do Brasil Meios de Pagamento S.A.) to the capital of Santander Getnet was approved.

(*) The Bank does not have collateral with associates and joint ventures.

(**) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

c) Impairment losses

No impairment losses were recognized on investments in associates and joint ventures in 2014, 2013 and 2012.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

12. Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for the Bank own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during fiscal years ended December 31, 2014, 2013 and 2012.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

In thousand of reais
Cost	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Works in progress and others	Total
Balance at December 31, 2011	2,447,654	1,529,811	3,586,081	2,832	7,566,378
Additions	272,599	4,586	1,169,292	927	1,447,404
Write-off	(72,188)	(71,962)	(41,473)	-	(185,623)
Transfers	567	498,412	(188,798)	-	310,181
Balance at December 31, 2012	2,648,632	1,960,847	4,525,102	3,759	9,138,340

Additions	335,943	75,239	1,329,411	706	1,741,299
Write-off	(32,857)	(48,032)	(29,178)	-	(110,067)
Transfers	68,766	154,883	(242,158)	-	(18,509)
Balance at December 31, 2013	3,020,484	2,142,937	5,583,177	4,465	10,751,063

Additions	160,091	431,813	1,246,380	-	1,838,284
Additions resulting mergers	-	67,581	587,049	-	654,630
Write-off	(20,574)	(2,757)	(277,438)	-	(300,769)
Transfers	(386,453)	49,416	(171,866)	-	(508,903)
Balance at December 31, 2014	2,773,548	2,688,990	6,967,302	4,465	12,434,305

Accumulated depreciation
Balance at December 31, 2011	(349,695)	(999,911)	(1,157,118)	-	(2,506,724)
Additions	(59,673)	(242,026)	(423,291)	-	(724,990)
Write-off	42,123	59,006	18,304	-	119,433
Transfers	-	(50,911)	3	-	(50,908)
Balance at December 31, 2012	(367,245)	(1,233,842)	(1,562,102)	-	(3,163,189)

Additions	(58,480)	(236,731)	(431,778)	-	(726,989)
Write-off	18,657	58,338	14,957	-	91,952
Transfers	-	(29)	(26,397)	-	(26,426)
Balance at December 31, 2013	(407,068)	(1,412,264)	(2,005,320)	-	(3,824,652)

Additions	(59,533)	(332,629)	(480,587)	-	(872,749)
Additions resulting mergers	-	-	(652,155)	-	(652,155)
Write-off	1,742	6,725	163,105	-	171,572
Transfers	(310)	(1,627)	(152,052)	-	(153,989)
Balance at December 31, 2014	(465,169)	(1,739,795)	(3,127,009)	-	(5,331,973)

Balance at December 31, 2011	(51,348)	-	-	-	(51,348)
Impacts on results	14,425	-	-	-	14,425
Balance at December 31, 2012	(36,923)	-	-	-	(36,923)

Impacts on results	(3,561)	-	-	-	(3,561)
Balance at December 31, 2013	(40,484)	-	-	-	(40,484)

Impacts on results	9,188	-	-	-	9,188
Balance at December 31, 2014	(31,296)	-	-	-	(31,296)

Carrying amount
Balance at December 31, 2012	2,244,464	727,005	2,963,000	3,759	5,938,228
Balance at December 31, 2013	2,572,932	730,673	3,577,857	4,465	6,885,927
Balance at December 31, 2014	2,277,083	949,195	3,840,293	4,465	7,071,036

The depreciation expenses has been included in the line item “Depreciation and amortization” in the income statement.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Tangible asset purchase commitments

On December 31, 2014 and 2013, the Bank has no contractual commitments for the acquisition of tangible fixed assets (2012 - R$18,872).

13. Intangible assets – Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment. (note 43).

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, we estimate cash flow for a period of 5 years. We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among other, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by independent research company, which is reviewed and approved by the Executive Board.

The impairment test of goodwill was conducted in 2014, 2013 and 2012 and for the current period was not identified any evidence of impairment.

Thousands of Reais	2014	2013	2012
Breakdown/Operating segments:
Banco ABN Amro Real S.A. (Banco Real)/ Commercial Banking	27,217,565	27,217,565	27,217,565
Other/ Commercial Banking	1,053,390	-	-
Total	28,270,955	27,217,565	27,217,565

		Commercial Banking
	2014	2013	2012
Main assumptions:
Basis of determining recoverable amounts		Value in use: cash flows
Period of the projections of cash flows (1)	5 years	5 years	10 years
Growth rate perpetual	7.0%	7.0%	6.00%
Discount rate (2)	14.40%	14.80%	15.00%

(1) The projections of cash flow are prepared using growth plans and internal budget of the administration, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM).

The changes of goodwill in December, 31 2014, 2013 and 2012 were as follows:

Thousands of Reais	2014	2013	2012

Balance at beginning of the year	27,217,565	27,217,565	27,217,565
Additions:
Santander Getnet/Super (1)	1,053,390	-	-
Balance at end of the year	28,270,955	27,217,565	27,217,565

(1) In 2014, includes the goodwill on the acquisition of all the shares issued by Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A.(Getnet) on July 31, 2014 and the result of the acquisition by Aymoré in company Super Pagamentos e Administração de Meios Eletrônicos Ltda.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

14. Intangible assets - Other intangible assets

a) Breakdown

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

Cost	IT developments	Other assets	Total
Balance at December 31, 2011	2,981,909	205,497	3,187,406
Additions	755,249	9,250	764,499
Write-off	(3,962)	-	(3,962)
Transfers	(310,160)	-	(310,160)
Balance at December 31, 2012	3,423,036	214,747	3,637,783

Additions	523,495	132,697	656,192
Write-off	(78,749)	(2,101)	(80,850)
Transfers	24,739	-	24,739
Balance at December 31, 2013	3,892,521	345,343	4,237,864

Additions	571,018	11,841	582,859
Additions resulting mergers	171,071	-	171,071
Write-off	(10,651)	(316)	(10,967)
Transfers	(46,885)	-	(46,885)
Balance at December 31, 2014	4,577,074	356,868	4,933,942

Accumulated amortization
Balance at December 31, 2011	(985,635)	(173,669)	(1,159,304)
Additions	(463,637)	(12,248)	(475,885)
Write-off	-	-	-
Transfers	50,887	-	50,887
Balance at December 31, 2012	(1,398,385)	(185,917)	(1,584,302)

Additions	(504,285)	(20,642)	(524,927)
Write-off	9,128	418	9,546
Transfers	1,615	(6,788)	(5,173)
Balance at December 31, 2013	(1,891,927)	(212,929)	(2,104,856)

Additions	(468,461)	(20,919)	(489,380)
Additions resulting mergers	(110,193)	-	(110,193)
Write-off	2,155	316	2,471
Transfers	4,153	-	4,153
Balance at December 31, 2014	(2,464,273)	(233,532)	(2,697,805)

Impairment - IT
Balance at December 31, 2011	(335)	-	(335)
Additions	-	-	-
Write-off	-	-	-
Balance at December 31, 2012	(335)	-	(335)

Write-off	(285,862)	-	(285,862)
Impairment losses on other assets	-	-	-
Balance at December 31, 2013	(286,197)	-	(286,197)

Write-off	(5,123)	-	(5,123)
Impairment losses on other assets	5,486	-	5,486
Balance at December 31, 2014	(285,834)	-	(285,834)

Carrying amount
Balance at December 31, 2012	2,024,316	28,830	2,053,146
Balance at December 31, 2013	1,714,397	132,414	1,846,811
Balance at December 31, 2014	1,826,967	123,336	1,950,303

The amortization expenses has been included in the line item “Depreciation and amortization” in the income statement.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

15. Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousands of Reais	2014	2013	2012
Customer relationships (1)	946,571	1,377,072	2,749,612
Prepayments and accrued income	1,289,624	1,255,046	614,062
Contractual guarantees of former controlling stockholders (Note 22.d.5)	783,909	954,325	991,394
Actuarial asset (Note 22.c)	557	898	12,865
Amounts receivable of covenants	530,311	399,045	134,007
Other receivables	1,515,754	1,098,282	1,098,787
Total	5,066,726	5,084,668	5,600,727

(1) In 2013, the amount is net of the loss not recoverable on buying rights to the provision of payroll in the amount of R$64,170.The loss related to the acquisition of rights in payrolls was recorded due to the reduction in the value of the expected return on the management of payroll and history of broken contracts.

16. Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousands of Reais	2014	2013	2012
Classification:
Financial liabilities at amortized cost	63,674,201	34,032,289	35,073,626
Total	63,674,201	34,032,289	35,073,626

Type:
Demand deposits (1)	161,538	251,134	47,763
Time deposits (2)	42,044,680	30,510,143	26,077,164
Repurchase agreements	21,467,983	3,271,012	8,948,699
Of which:
Backed operations with Private Securities (3)	961,359	373,256	559,494
Backed operations with Government Securities	20,506,624	2,897,756	8,389,205
Total	63,674,201	34,032,289	35,073,626

Currency:
Reais	39,519,636	16,242,319	19,385,341
Euro	66,735	497,300	370,544
US dollar	24,085,176	17,292,342	15,106,130
Other currencies	2,654	328	211,611
Total	63,674,201	34,032,289	35,073,626

(1) Non-interest bearing accounts.

(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

(3) Refers basically to repurchase agreements backed by debentures own issue.

Note 42-d contains a detail of the remaining maturity of financial liabilities at amortized cost and of the related average interest rates.

17. Customer deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousands of Reais	2014	2013	2012
Classification:
Financial liabilities at amortized cost	220,644,019	200,155,677	188,594,930
Total	220,644,019	200,155,677	188,594,930

Type:
Demand deposits
Current accounts (1)	15,507,604	15,584,719	13,585,488
Savings accounts	37,938,936	33,589,050	26,856,910
Time deposits	91,552,181	81,350,739	84,586,047
Repurchase agreements	75,645,298	69,631,169	63,566,485
Of which:
Backed operations with Private Securities (2)	46,699,288	41,851,923	35,735,634
Backed operations with Government Securities	28,946,010	27,779,246	27,830,851
Total	220,644,019	200,155,677	188,594,930

(1) Non-interest bearing accounts.

(2) Refers basically to repurchase agreements backed by debentures own issue.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Note 42-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

18. Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousands of Reais	2014	2013	2012

Classification:
Financial liabilities at amortized cost	70,355,249	65,300,548	54,012,018
Total	70,355,249	65,300,548	54,012,018

Type:
Real estate credit notes - LCI (1)	22,669,332	17,077,414	11,236,843
Bonds and other securities	11,784,701	15,903,376	13,049,920
Treasury Bills(3)	33,998,433	28,222,426	25,320,186
Securitization notes (MT100) (4)	-	2,247,237	2,236,089
Agribusiness credit notes - LCA (2)	1,902,783	1,681,646	2,008,472
Debenture	-	168,449	160,508
Total	70,355,249	65,300,548	54,012,018

(1) Real Estate Credit Notes are fixed income securities pegged by mortgages and mortgage-backed securities or liens on property. On December 31, 2014, have maturities between 2015 to 2020.

(2) Agribusiness credit notes are fixed income securities in which resources are allocated to the promotion of agribusiness, indexed between 89.3% to 98.0% of CDI. On December 31, 2014, have maturities between 2015 to 2016.

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2014, have a maturity between 2015 to 2025.

(4) The notes issued by Brazil Foreign were fully redeemed on December 4, 2014.

The breakdown, by currency, of the balance of this account is as follows:

Thousands of Reais
Currency:	2014	2013	2012

Reais	59,870,381	50,737,739	39,267,849
US dollar	9,418,869	13,090,912	13,920,498
Swiss Francs	940,256	1,315,966	679,024
Yuan Renminbi/chi	-	58,044	-
Peso/Chile	101,264	97,887	-
Yen	24,479	-	-
Euro	-	-	144,647
Total	70,355,249	65,300,548	54,012,018

		Average interest (%)
Currency:	2014	2013	2012

Reais	9.6%	7.2%	8.6%
US dollar	3.0%	3.9%	3.9%
Swiss Francs	1.8%	1.0%	3.2%
Yuan Renminbi/chi	-	10.0%	-
Peso/Chile	4.6%	10.0%	-
Euro	-	-	0.6%
Yen	5.6%	-	-
Total	9.6%	7.2%	7.3%

The changes in the balance of Marketable debt instruments were as follows:

Thousands of Reais	2014	2013	2012
Balance at beginning of the period	65,300,548	54,012,018	38,590,423
Issuances	53,187,121	45,575,270	36,376,139
Payments	(55,388,115)	(40,549,791)	(25,440,219)
Interest (Note 30)	6,347,571	4,355,190	3,662,370
Exchange differences and Others	1,125,481	2,071,089	823,305
Transfer Held For Sale	(217,357)	-	-
Others	-	(163,228)	-
Balance at end of the period	70,355,249	65,300,548	54,012,018

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

At December 31, 2014, 2013 and 2012, none of these instruments was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

A note 42-D contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in each year.

The breakdown of "Bonds and other securities" is as follows:

	Issuance	Maturity	Currency	Interest rate (p.a)		2014	2013	2012
Eurobonds	mar-11	mar-14	US$	Libor + 2.1%		-	2,813,498	2,452,473
Eurobonds	apr and nov-10	apr-15	US$	4.5%		2,173,398	1,971,183	1,740,005
Eurobonds	jan and jun-11	jan-16	US$	4.3%		2,256,237	2,005,381	1,741,878
Eurobonds	nov-05	nov-13	R$	17.1%		-	-	333,182
Eurobonds	jun-11	dec-14	CHF	3.1%		-	395,378	335,749
Eurobonds	feb and sep-12	feb-17	US$	4.6%		3,575,617	3,210,407	2,806,547
Eurobonds (2)	apr-12	apr-16	CHF	3.3%		412,596	404,185	343,275
Eurobonds (2)	mar-13	apr-18	US$	4,5% a 8,4	%(1)	892,090	786,587	-
Eurobonds (2)	mar and may-13	mar-16	US$	8.0%		1,258,363	1,283,821	-
Eurobonds (2)	jun-13	jun-15	CHF	1.1%		339,686	332,147	-
Others						876,714	2,700,789	3,296,811
Total						11,784,701	15,903,376	13,049,920

(1) The operation has compound interest flow: to April,17, 2013 equal 4.5% p.a., in period April, 18, 2013 to the October, 17, 2017 equal 8.4% p.a. and October, 18, 2017 the April 17, 2018 equal 7.0% p.a.

(2) Includes R$1,960,197 (12/31/2013 - R$2,423,572 and 12/31/2012 - R$820,077) in cash flow hedge operations, being R$1,258,363 indexed in Reais (12/31/2013 - R$1,283,821) , R$600,570 indexed on foreign currency - Swiss Franc (12/31/2013 - R$983,819 and 12/31/2012 - R$679,025), R$101,264 in Chilean Peso (12/31/2013 - R$97,887 and 12/31/2012 - R$91,767) and R$58,044 in Yuan (12/31/2013 - R$58,044 and 12/31/2012 - R$49,285), and R$364,166 for market risk hedge operations indexed to foreign currency - Swiss Franc for market risk hedge operations, being R$339,686 (12/31/2013 - R$332,147) indexed to foreign currency - Swiss Franc and R$24,480 indexed to foreign currency - YEN.

The notes issued by Brazil Foreign consolidated in the Financial Statements of Banco Santander, in connection with the series 2008-1, 2008-2, 2009-2, 2010-1, 2011-1, 2011-2, as per the specific agreements, were fully redeemed in December 4th, 2014, on value of US$747,219. Due to the redemption of these notes, the Foreign Brazil is in the foreclosure process.

	Issuance	Maturity	Currency	Interest rate (p.a)	2013	2012
Series 2008-1 (1)	may-08	mar-15	US$	6.2%	150,645	212,565
Series 2008-2 (1) (2)	aug-08	sep-17	US$	Libor (6 months) + 0.8%	940,146	820,758
Series 2009-1 (1)	aug-09	sep-14	US$	Libor (6 months) + 2.1%	40,593	69,730
Series 2009-2 (1)	aug-09	sep-19	US$	6.3%	105,135	103,967
Series 2010-1 (1)	dec-10	mar-16	US$	Libor (6 months) + 1.5%	420,537	513,993
Series 2011-1 (1) (3)	may-11	mar-18	US$	4.2%	237,020	206,758
Series 2011-2 (1) (4)	may-11	mar-16	US$	Libor (6 months) + 1.4%	353,161	308,318
Total					2,247,237	2,236,089

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

19. Subordinated liabilities

The detail of the balance of “Subordinated liabilities” is as follows:

Thousands of Reais
	Issuance	Maturity (1)	Amount (millions)	Interest rate	2014

Subordinated Certificates	jun-06	jul-16	R$ 1500	105.0% CDI	3,683,128
Subordinated Certificates	oct-06	sep-16	R$ 850	104.5% CDI	1,990,794
Subordinated Certificates	jul-06 to oct-06	jul-16 to jul-18	R$ 447	104.5% CDI	1,080,684
Subordinated Certificates	may-08 to jun-08	may-13 to may-18	R$ 283	CDI(2)	114,050
Subordinated Certificates	may-08 to jun-08	may-13 to jun-18	R$ 268	IPCA(3)	425,421
Total					7,294,077

Thousands of Reais
	Issuance	Maturity (1)	Amount (millions)	Interest rate	2013
Subordinated Certificates	jun-06	jul-16	R$ 1500	105.0% CDI	3,306,909
Subordinated Certificates	oct-06	sep-16	R$ 850	104.5% CDI	1,788,358
Subordinated Certificates	jul-07	jul-14	R$ 885	104.5% CDI	1,684,508
Subordinated Certificates	jul-06 to oct-06	jul-16 to jul-18	R$ 447	104.5% CDI	970,794
Subordinated Certificates	jan-07	jan-14	R$ 250	104.5% CDI	508,655
Subordinated Certificates	may-08 to jun-08	may-13 to may-18	R$ 283	CDI(2)	101,659
Subordinated Certificates	may-08 to jun-08	may-13 to jun-18	R$ 268	IPCA(3)	368,401
Subordinated Certificates	nov-08	nov-14	R$ 100	120.5% CDI	176,860
Total					8,906,144

Thousands of Reais
	Issuance	Maturity (1)	Amount (millions)	Interest rate	2012
Subordinated Certificates	jun-06	jul-16	R$ 1500	105.0% CDI	3,048,617
Subordinated Certificates	oct-06	sep-16	R$ 850	104.5% CDI	1,649,313
Subordinated Certificates	jul-07	jul-14	R$ 885	104.5% CDI	1,553,537
Subordinated Certificates	apr-08	apr-13	R$ 600	100.0% CDI + 1.3%	1,010,620
Subordinated Certificates	apr-08	apr-13	R$ 555	100.0% CDI + 1.0%	929,321
Subordinated Certificates	jul-06 to oct-06	jul-16 to jul-18	R$ 447	104.5% CDI	895,314
Subordinated Certificates	jan-07	jan-13	R$ 300	104.0% CDI	561,379
Subordinated Certificates	aug-07	aug-13	R$ 300	100.0% CDI + 0.4%	524,743
Subordinated Certificates	jan-07	jan-14	R$ 250	104.5% CDI	469,107
Subordinated Certificates	may-08 to jun-08	may-13 to may-18	R$ 283	CDI(2)	461,792
Subordinated Certificates	may-08 to jun-08	may-13 to jun-18	R$ 268	IPCA(3)	494,490
Subordinated Certificates	nov-08	nov-14	R$ 100	120.5% CDI	161,101
Subordinated Certificates	feb-08	feb-13	R$ 85	IPCA +7.9%	159,817
Total					11,919,151

(1) Subordinated certificates of deposit issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.

(2) Indexed to 100% and 112% of the CDI.

(3) Indexed to the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.4% p.a.

The detail by currency, of the balance of “Subordinated liabilities” is as follows:

	Thousands of Reais				Average Interest Rate (%)
Currency:	2014	2013	2012	2014	2013	2012

Reais	7,294,076	8,906,144	11,919,151	11.2%	8.5%	8.7%
Total	7,294,076	8,906,144	11,919,151	11.2%	8.5%	8.7%

The changes in “Subordinated liabilities” were as follows:

	2014	2013	2012

Balance at beginning of year	8,906,144	11,919,151	10,908,344
Payments	(2,495,283)	(3,823,280)	-
Interest (Note 30)	883,215	810,273	1,010,807
Balance at end of year	7,294,076	8,906,144	11,919,151

Note 42-d contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

20. Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of equity instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan (Note 27), are as follows:

					12/31/2014
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.) (3)
Tier I (1)	jan-14	no maturity (perpetual)	R$ 3,000	7.4%	3,361,971
Tier II (2)	jan-14	jan-24	R$ 3,000	6.0%	3,411,341
Total					6,773,312

(1) Interest quarterly paid from April 29, 2014.

(2) The interest payable semiannually from July 29, 2014.

(3) The effective interest rate, considering the income tax source assumed by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

Changes in the balance of "Debt Instruments Eligible to Compose Capital" in twelve-months period ended December 31, 2014 were as follows:

12/31/2014
Balance at beginning of the period	-
Issues	6,000,000
Interest payment Tier I (1)	239,931
Interest payment Tier II (1)	195,541
Foreign exchange variation	629,081
Payments of interest - Tier I	(191,466)
Payments of interest - Tier II	(99,775)
Balance at end of the period	6,773,312

(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II were recorded against income for the period as "Interest expense and similar charges".

21. Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousands of Reais	2014	2013	2012
Credit card obligations	19,909,272	14,870,988	12,689,689
Unsettled financial transactions	1,106,011	2,916,301	1,791,274
Dividends payable	849,322	1,684,277	1,055,309
Tax collection accounts - Tax payables	676,405	379,174	422,271
Liability associated with the transfer of assets (Note 9.g)	242,024	336,040	495,467
Other financial liabilities	662,701	1,119,182	922,471
Total	23,445,735	21,305,962	17,376,481

Note 42-d contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.

22. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais	2014	2013	2012
Provisions for pension funds and similar obligations	3,869,728	3,043,311	5,260,700
Provisions for judicial and administrative proceedings, commitments and other provisions	7,257,716	7,849,077	7,514,266
Judicial and administrative proceedings under the responsibility of former controlling stockholders	783,909	954,325	991,394
Judicial and administrative proceedings	5,487,882	5,382,320	5,795,027
Of which:
Civil	1,755,367	1,641,199	1,480,320
Labor	1,982,393	1,938,355	2,611,852
Tax and Social Security	1,750,122	1,802,766	1,705,610
Others provisions (1)	985,925	1,512,432	727,845
Total	11,127,444	10,892,388	12,774,966

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Changes

The changes in “Provisions” were as follows:

Thousands of Reais			2014

	Pensions	Other Provisions (1)	Total
Balance at beginning of year	3,043,311	7,849,077	10,892,388
Additions charged to income:
Interest expense and similar charges (Note 31)	318,267	-	318,267
Personnel Expenses (Note 38.a & 22.c)	21,830	-	21,830
Additions to provisions	(3,833)	2,109,856	2,106,023
Payments to pensioners and early retirees with a charge to internal provisions	(66,250)	-	(66,250)
Payments to external funds	(354,117)	-	(354,117)
Amount used	-	(2,666,217)	(2,666,217)
Other Comprehensive Income	910,859	-	910,859
Transfer to other assets - actuarial assets (Note 15)	(339)	-	(339)
Transfers, exchange differences and other changes	-	(35,000)	(35,000)
Balance at end of year	3,869,728	7,257,716	11,127,444

Thousands of Reais			2013

	Pensions	Other Provisions (1)	Total
Balance at beginning of year	5,260,700	7,514,266	12,774,966
Additions charged to income:
Interest expense and similar charges (Note 31)	378,904	-	378,904
Personnel Expenses (Note 38.a & 22.c)	46,341	-	46,341
Additions to provisions	(4,769)	2,697,587	2,692,818
Payments to pensioners and early retirees with a charge to internal provisions	(44,515)	-	(44,515)
Payments to external funds	(315,853)	-	(315,853)
Amount used	-	(3,063,833)	(3,063,833)
Transition Adjustments to the amendments to the IAS 19	(2,265,530)	-	(2,265,530)
Transfer to other assets - actuarial assets (Note 15)	(11,967)	-	(11,967)
Transfers, exchange differences and other changes	-	701,057	701,057
Balance at end of year	3,043,311	7,849,077	10,892,388

Thousands of Reais			2012

	Pensions	Other Provisions (1)	Total
Balance at beginning of year	3,088,593	8,269,255	11,357,848
Additions charged to income:
Interest expense and similar charges (Note 31)	278,619	-	278,619
Personnel Expenses (Note 38.a & 22.c)	42,798	-	42,798
Additions to provisions	(53,124)	2,109,730	2,056,606
Payments to pensioners and early retirees with a charge to internal provisions	(42,584)	-	(42,584)
Payments to external funds	(239,042)	-	(239,042)
Amount used	-	(2,908,432)	(2,908,432)
Transition Adjustments to the amendments to the IAS 19	2,185,708	-	2,185,708
Transfer to other assets - actuarial assets (Note 15)	(268)	-	(268)
Transfers, exchange differences and other changes	-	43,713	43,713
Balance at end of year	5,260,700	7,514,266	12,774,966

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

• Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

- Plan I: defined benefit plan fully funded by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new employees since March 28, 2005.

- Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds due Deficit in plan. Plan is closed to new entrants since June 3, 2005.

- Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until after May 22, 1975.

- Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

- Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by Banco Santander and the participants. Plan structured as defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

- Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, Sponsor funds risk benefits and administrative expenses only. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. Risk benefit modeled as defined benefits. Plan is closed to new entrants since July 23, 2010.

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

• Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

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

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC, were implemented in July 2009. Plan I closed to new entrants since March 23, 1998 and plans II and III since July 8, 1999. This plan is in unregistering process with the National Superintendence of Pension Funds (PREVIC), and authorization of this superintendence forecast for 2015.

Additionally, Banco Santander is sponsor of health care plans, supplementary retirement and pension plan for retired employees associates, arising from the acquisition process of the Banco Meridional Constituted under the defined benefit plan. These plans are being transferred to the Banesprev, expected to occur in 2015, but it is subject to approval of PREVIC. In October, 2014 there was a settlement of the mathematical reserve of 55 participants.

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Nominal discount rate for actuarial obligation and calculation of interest on assets:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 10.9% (2013 - 11.2 and 2012 - 8.7%).

- Cabesp, Law 9.656 and others obligations - 11.0% (2013 - 11.3% and 2012 - 9.0%).

• Estimated long-term inflation rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 4.5% (2013 - 4.5% and 2012 - 4.5%).

• Estimate salary increase rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans - 5.0% (2013 - 5.0% and 2012 - 5.0%).

iii. Health and Dental Care Plan

• Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A.

Entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

• SantanderPrevi’s Retirees

For the health care plan Retirement SantanderPrevi has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until December, 2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

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

• Life insurance for Banco Real’s retirees

For Retirees from Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Fundação Sudameris where cost is 100% of the retired. It closed group.

• Free clinic

The health care plan "free clinic" is a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards, where the cost is 100% of Fundação Sudameris.

• Plasas

This healthcare plan was established in July 1, 1989. Participation in it is optional; the plan only covers hospital stays and is therefore of a supplementary nature. At the General Meeting held on December 19, 2014, it was determined that this plan should be extinguished.

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The funding status of the defined benefit obligations in 2014 and in the last 3 years are as follows:

Thousands of Reais	2014	2013	2012

Present value of the obligations - Post-employment plans:
To current employees	871,376	585,214	1,639,679
Vested obligations to retired employees	17,019,976	15,912,616	19,028,670
	17,891,352	16,497,830	20,668,349

Less:
Fair value of plan assets	16,067,029	15,271,532	17,883,138
Unrecognized assets (1)	(874,305)	(786,377)	(780,922)
Provisions – Post-employment plans, net	2,698,628	2,012,675	3,566,133

Present value of the obligations - Other similar obligations:
To current employees	340,123	315,542	747,175
Vested obligations to retired employees	5,737,398	5,208,636	6,286,495
	6,077,521	5,524,178	7,033,670

Less:
Fair value of plan assets	4,906,977	4,629,910	5,473,031
Unrecognized assets (1)	-	(135,470)	(121,064)
Provisions – Other similar obligations, net	1,170,544	1,029,738	1,681,703

Total provisions for pension plans, net	3,869,172	3,042,413	5,247,836
Of which:
Actuarial provisions	3,869,728	3,043,311	5,260,700
Actuarial assets (note 15)	557	898	12,865

(1) Refers to fully funded plans Banesprev I and III, Sanprev I, II and III, Bandeprev and Plasas.

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

Thousands of Reais	Post-Employment Plans
	2014	2013	2012

Current service cost (note 38.a & 22.b)	11,189	25,584	22,708
Interest cost (net)	134,076	239,264	204,392
Extraordinary charges:
Other movements	(3,481)	(4,244)	(25,648)
Early retirement cost	-	93	8,258
Total	141,784	260,697	209,711

Thousands of Reais	Other Similar Obligations
	2014	2013	2012

Current service cost (note 38.a & 22.b)	10,606	20,757	20,090
Interest cost (net)	384,410	139,640	74,227
Extraordinary charges:
Other movements	(77,165)	(618)	(35,734)
Total	(450,969)	159,779	58,583

Thousands of Reais	Post-Employment Plans
	2014	2013	2012

Present value of the obligations at beginning of year	16,497,830	20,668,349	16,580,608
Current service cost	11,145	25,584	22,708
Interest cost	1,770,565	1,721,109	1,659,518
Early retirement cost	-	-	-
Benefits paid	(1,445,736)	(1,336,124)	(1,308,099)
Actuarial (gains)/losses	1,056,019	(4,632,667)	3,693,482
Others	1,528	51,579	20,132
Present value of the obligations at end of year	17,891,351	16,497,830	20,668,349

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais		Other Similar Obligations
	2014	2013	2012

Present value of the obligations of beginning of year	5,524,178	7,033,670	5,170,920
Current service cost	10,607	20,757	20,090
Interest cost	608,412	615,014	526,079
Early retirement cost	-	-	-
Benefits paid	(342,936)	(291,221)	(292,145)
Actuarial (gains)/losses	279,855	(1,859,513)	1,710,072
Other	(2,595)	5,471	(101,346)
Present value of the obligations at end of year	6,077,521	5,524,178	7,033,670

The changes in the fair value of the plan assets were as follows:

Thousands of Reais		Post-Employment Plans
	2014	2013	2012

Fair value of plan assets at beginning of year	15,271,531	17,883,138	15,051,746
Interest (Expense) Income	1,652,774	1,563,926	1,551,712
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	241,663	(3,178,551)	2,342,632
Contributions	300,624	294,688	223,260
Of which:
By the Bank	280,996	243,109	203,520
By plan participants	19,627	51,579	19,740
Benefits paid	(1,399,142)	(1,291,645)	(1,308,099)
Exchange differences and other items	(421)	(25)	21,887
Fair value of plan assets at end of year	16,067,029	15,271,531	17,883,138

Thousands of Reais		Other Similar Obligations
	2014	2013	2012

Fair value of plan assets at beginning of year	4,629,910	5,473,031	4,535,896
Interest (Expense) Income	496,373	462,491	463,727
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	187,841	(1,088,686)	694,955
Contributions	50,468	52,870	70,598
Of which:
By the Bank	50,468	47,399	65,551
By plan participants	-	5,471	5,048
Benefits paid	(319,550)	(269,796)	(292,145)
Exchange differences and other items	(138,065)	-	-
Fair value of plan assets at end of year	4,906,977	4,629,910	5,473,031

Opening of gains (losses) Actuarial from experience, financial assumptions and demographic hypotheses:

Thousands of Reais	Post-Employment Plans 2014
Experience Plan	(580,616)
Changes in Financial Assumptions	(475,403)
Changes in Demographic Assumptions	-
Gain (Loss) Actuarial - Obligation	(1,056,019)
Return on Investment, Return Unlike Implied Discount Rate	241,663
Gain (Loss) Actuarial - Asset	241,663

Thousands of Reais	Other Similar Obligations 2014
Experience Plan	(80,468)
Changes in Financial Assumptions	(199,387)
Changes in Demographic Assumptions	-
Gain (Loss) Actuarial - Obligation	(279,855)
Return on Investment, Return Unlike Implied Discount Rate	187,841
Gain (Loss) Actuarial - Asset	187,841

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The experience adjustments arising from plan assets and liabilities are shown bellow:

	Post - Employment Plans
In thousand of reais	2014	2013	2012

Experience Adjustments in Net Assets	241,663	(3,178,551)	2,342,632

	Other Similar Obligations
In thousand of reais	2014	2013	2012

Experience Adjustments in Net Assets	187,841	(1,088,686)	694,955

The amounts of actuarial obligation of defined benefit plans uninsured and defined benefit plans partially or totally covered are shown below:

In thousand of reais	2014	2013	2012

Defined benefit plans uninsured	878,550	836,129	890,234
Defined benefit plans partially or totally covered	23,090,769	21,061,473	26,811,786

In 2015 the Bank expects to make contributions to fund these obligations for amounts similar to those made in 2014.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2014	2013	2012

Equity instruments	3.04%	2.10%	2.80%
Debt instruments	93.94%	96.30%	93.40%
Properties	0.32%	0.20%	0.50%
Other	2.70%	1.40%	3.30%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The actual return on plan assets was R$1,478 (2013 - R$2,991 and 2012 - R$5,057).

The following table shows the estimated benefits payable at December 31, 2014 for the next ten years:

Thousands of Reais

2015	1,838,337
2016	1,924,985
2017	2,014,398
2018	2,106,492
2019 to 2024	14,675,600
Total	22,559,812

Presumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the effects as follows:

Thousands of Reais
		Sensitivity
	(+) 1,0%	(-)1,0%
Effect on current service cost and interest on actuarial liabilities	90,431	(31,406)
Effects on present value of obligation	797,418	(673,468)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

Plans	Post - Employment Plans

Duration (in years)
Banesprev Plans I	11.45
Banesprev Plans II	11.27
Banesprev Plans III	8.60
Banesprev Plans IV	17.34
Banesprev Plans V	8.92
Banesprev Pre-75	9.64
Sanprev I	6.68
Sanprev II	16.75
Bandeprev Basic	9.48
Bandeprev Special I	6.94
Bandeprev Special II	6.80
SantanderPrevi	7.15
Meridional	6.65

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Plans	Other Similar Obligations

Cabesp	13.97
Law 9656	28.69
Bandepe	14.51
Free Clinic	11.72
Lifetime officers	9.81
Circulars (1)	13,66 and 10,88
Life Insurance	8.78

(1)The duration 13.66 refers to the plan of Former Employees of Banco ABN Amro and 10.88 to the plan of Former Employees of Banco Real.

Actuarial Assumptions Adopted in Calculations

	12/31/2014		12/31/2013
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	10.9%	11.0%	10.7%(1) and 11.2%	10.8% (2) and 11.3%
Rate Calculation of Interest Under Assets to the Next Year	10.9%	11.0%	11.2%	11.3%
Estimated Long-term Inflation Rate	4.5%	4.5%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

(1) For Banesprev II, V and Pré 75 plans.

(2) For Cabesp plans.

d) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities

The provisions were constituted based on the nature, complexity and history of actions and evaluation of successful businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of proceedings whose loss is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

d.1) Tax Contingencies: Judicial and Administrative Cases

The Bank and its subsidiaries adhered, in August 2014, to the program of amnesty established by Law 12.996/14.

The main case included in the amnesty is related to deduction of taxes expenses and interest, with preliminary decision that suspended payments related to the IRPJ and da CSLL between the years 2006 and 2008. Such case was pending from decision at the administrative level, risk classification was assessed as possible losses, according to legal counsel. Other administrative and judicial proceedings were also included this program.

Accounting effects in the case of tax and social security procedures included in payment were registered at the time of subscription on the program through financial settlement in the amount of R$412,602, after the recorded deferred tax assets, was zero in net income.

The Bank and its subsidiaries adhered, in the end of 2013, the program of installments and cash payment of tax and social security debts established by Law 12.865/13 (Articles 17 and 39).

The main case included in the program was the lawsuit claiming the application of Law 9.718/98 for Banco ABN Amro Real, succeeded by Banco Santander. This lawsuit comprehend PIS and COFINS social contributions from September 2006 to April 2009, this case had unfavorable decision in federal court. The Bank and its subsidiaries follow discussing the application of the Law 9.718/98. Other administrative and judicial proceedings were also included this program.

The accounting effects in all the cases included in the program, were recorded in 2013. As a result, contingent tax liabilities were paid in the amount of R$2,053,822, through payment of R$1,389,501 and the conversion judicial deposits of R$155,020. The gain recorded in 2013 was R$504,859 before taxes.

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$10,463,919 (2013 - R$8,593,676 and 2012 - R$8,735,925): The Bank and its subsidiaries discuss the calculation basis of PIS and Cofins of the Law 9,718/98, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by "Superior Tribunal Federal" - "STF" "Supreme Court" decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods.

• Increase in CSLL tax rate - R$1,357,957 (2013 - R$1,217,935 and 2012 - R$1,103,018) – The Bank and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, which subsequently became Law 11.727/2008, in April 2008. Judicial proceedings are pending of judgment.

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

The main topics discussed in these lawsuits are:

• CSLL - equal tax treatment - R$54,111 (2013 - R$52,489 and 2012 - R$51,271) - The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Tax on Services for Financial Institutions (ISS) - R$722,366 (2013 - R$545,337 and 2012 - R$445,497): The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

• Social Security Contribution (INSS) - R$442.583 (2013 - R$332,259 and 2012 - R$349,855): The Bank and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

d.2) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

d.3) Civil judicial and administrative proceedings

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

The main lawsuits classified as probable loss are described below:

Lawsuits for indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, Bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Tribunal da Justiça (STJ - Justice Superior Court) decided against the Bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to Banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the STF regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision not handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of 5 years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence, that not handed down on the lawsuits yet. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

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

Tax lawsuits classified as possible loss risk, totaled R$12,384 million, including the following main lawsuits:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision before the Board of Tax Appeals (CARF), however this decision was reformed and a new appeal was introduced. The Banco Santander was considered responsible to collect the tax. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals at CARF. As of December 31, 2014 amounts related to these claims are approximately R$629 million each.

• Credit Losses - The Bank and its companies challenged the tax assessments issued by the Federal Revenue Services challenging the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of December 31, 2014 the amount related to this challenge is approximately R$668 million.

• INSS on Profit Sharing Payments (“PLR”) – The Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of December 31, 2014 amounts related to these proceedings totaled approximately R$1,099 million.

• IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A., successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related to 2005 tax, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain tax paid was in compliance with the legislation. We had a partial favorable the decision on CARF, that disregard the fine and interest on this fine. Currently awaiting the assessment of a Amendment of Judgment by Zurich and the judgment of the Extraordinary Appeal filed by the Federal Government . The Banco Santander is responsible for any adverse outcome in this process as former controlling of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2014 the amount related to this proceeding is approximately R$246 million.

• Goodwill amortization of Banco Real – The Brazilian Federal Revenue issued infraction notices against the Bank in the amount of R$1.063 billion to require the income tax and social payments, including late charges, for the base period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notices was contested.

• Goodwill amortization of Banco Sudameris – The Tax Authorities have issued infraction notices in the amount of R$435 million to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris. Banco Santander timely presented their appeals, which are pending.

The labor lawsuits classified as possible loss risk totaled R$121 million, excluding the lawsuit below:

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees of the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired until May 22, 1975, filed as Banespa’s Retirees Association. The Superior Labor Court ruled against the Bank. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Chamber of the STF upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Plenum of the STF for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss risk totaled R$658 million.

d.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$773,304, R$2,520 and R$8,085 (2013 - R$948,074, R$3,299 and R$2,952 and 2012 - R$978,083, R$10,078 and R$3,233), with responsibility of the former controlling stockholders of the Banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

23. Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousands of Reais	2014	2013	2012

Operating profit before tax, net of profit sharing	6,443,329	4,018,257	5,474,925
Interest on capital (1)	(690,000)	(300,000)	(1,020,000)
Discontinued operations	-	2,063,463	55,313
Unrealized profits	(142)	(1,319)	(24,403)
Income before taxes	5,753,187	5,780,401	4,485,835
Rates (25% income and contribution tax and 15% social contribution tax)	(2,301,275)	(2,312,160)	(1,794,334)
PIS and COFINS (net of income and social contribution taxes) (2)	(813,814)	(1,065,515)	(1,143,825)
Permanent differences:
Equity in subsidiaries	36,438	36,537	29,329
Goodwill(3)	1,471,590	1,454,794	1,454,778
Exchange variation - foreign branches (4)	920,694	1,296,777	804,414
Adjustments:
Constitution of income and social contribution taxes on temporary differences	29,257	614,293	404,809
Effects of change in rate of social contribution taxes (5)	11,419	11,420	19,308
Other adjustments	(89,862)	(269,742)	188,507
Income and social contribution taxes	(735,553)	(233,596)	(37,014)
Of which:
Current tax	(2,791,425)	(2,771,367)	(2,822,084)
Deferred taxes	2,055,872	2,537,771	2,785,070
Taxes paid in the year	(573,684)	(1,198,409)	(2,137,965)

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

(3) The difference between the tax basis and accounting basis of goodwill on acquisition of Banco ABN Amro Real S.A. is a difference of a permanent and definitive nature. Administration in this case the possibility of loss on impairment or disposal is remote and only applies to the entity as a whole and according to the characteristics of the business combination performed, it is not possible to segregate and identify the business originally acquired. Therefore is not record of the deferred tax liability (note 46).

(4) Permanent difference related of foreign currency exchange variation on investments abroad nontaxable/ deductible.

(5) Effect of rate differences for the other non-financial corporations, which the social contribution tax rate is 9%.

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousands of Reais	2014	2013	2012

Operating profit before tax	6,443,329	4,018,257	5,474,925
Income tax	735,553	233,596	37,014
Effective tax rate (1)	11.42%	5.81%	0.68%

(1) In 2014, 2013 and 2012, considering the tax effect of the exchange variation over foreign branches and the economic hedge, accounted in the Gains (losses) on financial assets and liabilities (net) (note 36) the effective tax rate would have been 29.6%, 40.7% and 21.4%, respectively.

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousands of Reais	2014	2013	2012

Tax credited to equity	2,009,173	2,198,259	2,049,282
Measurement of available-for-sale securities	756,759	1,225,330	175,057
Measurement of cash flow hedges	4,666	95,999	194,176
The defined benefit plan review	1,247,748	876,930	1,680,049
Tax charged to equity	(748,528)	(914,411)	(1,445,903)
Measurement of available-for-sale securities	(654,582)	(866,412)	(1,445,903)
Measurement of cash flow hedges	(86,675)	(47,999)	-
The defined benefit plan review	(7,271)	-	-
Total	1,260,645	1,283,848	603,379

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousands of Reais	2014	2013	2012

Deferred Tax assets	20,038,000	19,195,626	17,956,432
Of which:
Temporary differences (1)	18,333,315	17,131,721	15,002,202
Tax loss carryforwards	1,049,326	1,366,178	2,256,503
Social contribution taxes 18%	655,359	697,727	697,727
Tax offset	-	2,073	2,073
Total deferred tax assets	20,038,000	19,197,699	17,958,505

Deferred tax liabilities	312,420	1,623,593	3,565,381
Of which:
Excess depreciation of leased assets	245,471	539,223	1,192,056
Adjustment to fair value of trading securities and derivatives	66,949	1,084,370	2,373,325
Total deferred tax liabilities	312,420	1,623,593	3,565,381

(1) Temporary differences relate mainly to impairment losses on loans and receivables and provisions for judicial and administrative proceedings, and the effect of the fair value of financial instruments.

In 2014, were not recorded tax assets amounting R$272,144.

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last three years were as follows:

Thousands of Reais	Balances at December 31, 2013	Adjustment to Income	Valuation adjustments (1)	Other (3)	Adjustment to Income - Discontinued Operations (2)	Balances at December 31, 2014

Deferred tax assets	19,195,626	1,807,815	105,838	(1,187,475)	116,196	20,038,000
Temporary differences	17,131,721	2,222,326	105,838	(1,187,475)	60,905	18,333,315
Tax loss carryforwards	1,366,178	(372,143)	-	-	55,291	1,049,326
Social contribution taxes 18%	697,727	(42,368)	-	-	-	655,359
Deferred tax liabilities	1,623,593	(248,057)	124,359	(1,187,475)	-	312,420
Temporary differences	1,623,593	(248,057)	124,359	(1,187,475)	-	312,420
Total	17,572,033	2,055,872	(18,521)	-	116,196	19,725,580

Thousands of Reais	Balances at December 31, 2012	Adjustment to Income	Valuation adjustments (1)	Adjustment to Income – Discontinued Operations (2)	Balances at December 31, 2013

Deferred tax assets	17,956,432	1,895,688	(655,143)	(1,351)	19,195,626
Temporary differences	15,002,202	2,786,013	(655,143)	(1,351)	17,131,721
Tax loss carryforwards	2,256,503	(890,325)	-	-	1,366,178
Social contribution taxes 18%	697,727	-	-	-	697,727
Deferred tax liabilities	3,565,381	(642,083)	(1,299,705)	-	1,623,593
Temporary differences	3,565,381	(642,083)	(1,299,705)	-	1,623,593
Total	14,391,051	2,537,771	644,562	(1,351)	17,572,033

Thousands of Reais	Balances at December 31, 2011	Adjustment to Income	Valuation adjustments (1)	Adjustment to Income - Discontinued Operations (2)	Balances at December 31, 2012

Deferred tax assets	14,937,544	1,969,761	1,086,216	(37,089)	17,956,432
Temporary differences	12,887,544	1,065,531	1,086,216	(37,089)	15,002,202
Tax loss carryforwards	1,352,273	904,230	-	-	2,256,503
Social contribution taxes 18%	697,727	-	-	-	697,727
Deferred tax liabilities	3,748,104	(815,309)	632,586	-	3,565,381
Temporary differences	3,748,104	(815,309)	632,586	-	3,565,381
Total	11,189,440	2,785,070	453,630	(37,089)	14,391,051

(1) It relates to tax recognized in equity.

(2) Tax effect on income in Santander Asset.

(3) In 2014, refers to the net of deferred taxes, which have the same counterparty and realization period.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

e) Expected realization of tax loss carryforwards

Year	Temporary differences	Tax loss carryforwards	Social contribution taxes 18%

2014	4,400,814	224,949	21,769
2015	4,007,073	437,518	98,385
2016	7,338,370	8,820	-
2017	614,948	290,879	195,161
2018	424,230	29,668	225,974
2019 to 2021	878,715	1,534	114,070
After 2021	669,165	55,958	-
Total	18,333,315	1,049,326	655,359

f) Current Taxes

The current tax assets refers, basically, to the balance of Income and Social Contribution Taxes Offset.

24. Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousands of Reais	2014	2013	2012

Accrued expenses and deferred income (1)	2,444,231	2,127,999	1,966,435
Transactions in transit	631,611	571,901	912,034
Provision for share-based payment	250,062	224,559	210,822
Other (2)	2,020,981	2,003,299	1,213,529
Total	5,346,885	4,927,758	4,302,820

(1) Corresponds, mainly, the payments to be made - personnel expenses.

(2) Includes loan commitments.

25. Other Comprehensive Income

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The breakdown, by type of instrument and geographical origin of the issuer, of Other Comprehensive Income Available-for-sale financial assets at December 31, 2014, 2013 and 2012 is as follows:

In thousand of reais				2014
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debit Instruments
Government debt securities	137,165	(286,905)	(149,740)	52,557,244
Private-sector debt securities	283,541	(124,230)	159,311	20,953,454
Equity Instruments
Domestic	535,849	(472,128)	63,721	1,653,644
Of which:
Listed	467,854	(431,239)	36,615	542,188
Unlisted	67,995	(40,889)	27,106	1,111,456
Total	956,555	(883,263)	73,292	75,164,342

In thousand of reais				2013
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debit Instruments
Government debt securities	11,686	(392,463)	(380,777)	29,615,457
Private-sector debt securities	109,671	(141,782)	(32,111)	15,341,815
Equity Instruments
Domestic	367,509	(426,568)	(59,059)	1,329,810
Of which:
Listed	330,760	(390,800)	(60,040)	403,295
Unlisted	36,749	(35,768)	981	926,515
Total	488,866	(960,813)	(471,947)	46,287,082

In thousand of reais				2012
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debit Instruments
Government debt securities	2,283,906	(1,030,507)	1,253,399	30,400,250
Private-sector debt securities	1,135,405	(514,195)	621,210	12,644,320
Equity Instruments
Domestic	200,278	(314,217)	(113,939)	1,104,050
Of which:
Listed	180,861	(281,419)	(100,558)	340,494
Unlisted	19,417	(32,798)	(13,381)	763,556
Total	3,619,589	(1,858,919)	1,760,670	44,148,620

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

The Bank has recorded a transaction of investment hedge on its investment in Santander EFC, an independent subsidiary in Spain. "Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

26. Non-controlling interests

“Non-controlling interests” include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousands of Reais	2014	2013	2012

Santander Leasing S.A. Arrendamento Mercantil	408	395	796
Santander Brasil Advisory Services S.A (3)	473	451	442
Brasil Foreign Diversified Payment Rights Finance Company	-	-	2
Getnet S.A.	155,217	56,932	26,633
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros (2)	224,075	231,323	209,257
Total	380,173	289,101	237,130

Thousands of Reais	2014	2013	2012
Profit attributable to non-controlling interests	77,753	124,630	10,618
Of which:
Santander Leasing S.A. Arrendamento Mercantil	17	17	82
Santander Brasil Advisory Services S.A (3)	24	28	70
Getnet S.A.	37,912	49,427	13,573
MS Participações Societárias S.A. (1)	-	-	(2,792)
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros (2)	40,182	74,468	(315)
Other companies	(382)	690	-

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

Thousands of Reais	2014	2013	2012

Balance at beginning of year	289,101	237,130	18,960
Inclusion of companies (2)	60,744	-	222,507
Dividends paid	(47,216)	(104,280)	(2,825)
Profit attributable to non-controlling interests	77,753	124,630	10,618
Transition Adjustments to the amendments to the IAS 19	(209)	(6,029)	(12,130)
Market Value	-	37,650	-
Balance at end of year	380,173	289,101	237,130

(1) Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A., by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

(2) In 2014, refers to minority interests in Getnet S.A, in 2013 refers to Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

27. Shareholders’ equity

a) Capital

According to the bylaws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 9.090.909.090 (Nine Billion, Ninety Million, Nine Hundred and Nive Thousand and Ninety) shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The capital, fully subscribed and paid, is divided into registered shares in dematerialized form, no par value:

		Thousands of shares
			2014
	Common	Preferred	Total
Brazilian residents	127,192	153,105	280,297
Foreign residents	3,742,658	3,577,885	7,320,543
Total shares	3,869,850	3,730,990	7,600,840
(-) Treasury shares	(29,612)	(29,612)	(59,224)
Total outstanding	3,840,238	3,701,378	7,541,616

		Thousands of shares
			2013
	Common	Preferred	Total
Brazilian residents	346,006	372,775	718,781
Foreign residents	3,523,844	3,358,215	6,882,059
Total shares	3,869,850	3,730,990	7,600,840
(-) Treasury shares	(18,572)	(18,572)	(37,144)
Total outstanding	3,851,278	3,712,418	7,563,696

		Thousands of shares
			2012
	Common	Preferred	Total
Brazilian residents	328,725	355,494	684,220
Foreign residents	3,541,124	3,375,496	6,916,620
Total shares	3,869,849	3,730,990	7,600,840
(-) Treasury shares	(10,343)	(10,343)	(20,686)
Total outstanding	3,859,506	3,720,647	7,580,154

To reflect the impact of the subsidy Program and Bonus and Grouping of Shares in the context of the Optimization Plan Reference Equity approved on Extraordinary Shareholders’ Meeting on March 18, 2014 and effective on June 2, 2014, all information relating the shares have been adjusted retrospectively for all periods presented.

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

Before the annual shareholders meeting, the Board of Directors may resolve on the declaration and payment of dividends of earnings based on (i) balance sheets or earning reserves from the last balance sheets; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully attributed to the mandatory dividend.

				2014
	Thousands of		Real per Thousand Shares/Units
	Reais	Common	Preferred	Units

Interim Dividends (1) (5)	99,807	12.6008	13.8609	26.4617
Intercalary Dividends (1) (5)	120,193	15.1745	16.6919	31.8664
Intercalary Dividends (2) (5)	400,000	50.5005	55.5505	106.0510
Intercalary Dividends (3) (6)	220,000	27.7738	30.5512	58.3250
Interest on Capital (4) (6)	690,000	87.2120	95.9332	183.1452
Total	1,530,000

(1) Established by the Board of Directors in March 2014.

(2) Established by the Board of Directors in June 2014.

(3) Established by the Board of Directors in September 2014.

(4) Established by the Board of Directors in December 2014, common R$74,1309, preferred - R$81,5442 e units - R$155,6751, net of taxes.

(5) The amount of interim and intercalary dividends will be fully attributed to supplementary and mandatory dividends for the year 2014 and were be paid from August 28, 2014, without any compensation to the restatement.

(6) The amount of intercalary dividends will be fully attributed to supplementary and mandatory dividends for the year 2014 and will be paid from February 26, 2015, without any compensation to the restatement.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

				2013
	Thousands of	Reais per Thousand Shares / Units
	Reais	Common	Preferred	Units

Interest on capital (1) (5)	300,000	37.7153	41.4868	79.2021
Interim Dividends (2) (6)	650,000	81.7268	89.8995	171.6263
Interim Dividends (3) (7)	450,000	56.6816	62.3497	119.0313
Interim Dividends (4) (8)	285,196	35.9422	39.5364	75.4786
Intercalary Dividends (4) (8)	714,804	90.0840	99.0924	189.1764
Total	2,400,000

(1) Established by the Board of Directors in March 2013, common shares - R$32,0580, preferred shares - R$35,2638 and Units R$67,3247 net of taxes.

(2) Established by the Board of Directors in June 2013.

(3) Established by the Board of Directors in September 2013.

(4) Established by the Board of Directors in December 2013.

(5) The amount of interest on capital were allocated to the mandatory dividend for the year 2013 and both were paid on August 29, 2013, without compensation to the restatement.

(6) The amount of interim dividends were allocated to the additional dividends, for the year 2013 and were paid on August 29, 2013, without any compensation to the restatement.

(7) The amount of interim dividends, R$144,473 were fully attributed to the mandatory dividends for the year 2013 and the amount of the R$305,527 were attributed to supplementary dividends for the year 2013 and both were paid from February 26, 2014, without any compensation to the restatement.

(8) The amount of interim dividends were fully attributed to mandatory dividends for the year 2013 and were paid on February 26, 2014 without any compensation to the restatement.

				2012
	Thousands of	Reais per Thousand Shares / Units
	Reais	Common	Preferred	Units

Interest on capital (1) (7)	400,000	50.2836	55.3119	5,531.1927
Interim Dividends (2) (8)	490,000	61.6149	67.7764	6,777.6367
Intercalary Dividends (2) (7)	410,000	51.5553	56.7108	5,671.0837
Interest on capital (3) (7)	170,000	21.3766	23.5142	2,351.4250
Interim Dividends (4) (10)	350,000	44.0111	48.4122	4,841.2166
Intercalary Dividends (4) (9)	150,000	18.8619	20.7481	2,074.8071
Interest on capital (5) (9)	450,000	56.5880	62.2468	6,224.6781
Intercalary Dividends (6) (9)	250,000	31.4378	34.5815	3,458.1545
Total	2,670,000

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

(8) The amount of interim dividends will be allocated entirely to the supplementary dividends for the year 2012 and were paid in August 29, 2012, without any monetary compensation.

(9) The amount of the intercalary dividend and interest on capital were fully attributed to the mandatory dividend for the year of 2012 and were paid from February 26, 2013, without any monetary compensation.

(10) The amount of interim dividends, R$348,950 were fully attributed to the mandatory dividend for the year of 2012 and R$1,050 were paid allocated to the supplementary dividend for the year 2012 and both were paid on February 26, 2013, without any monetary compensation.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c) Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with Brazilian Corporate Law, 5% is transferred to the legal reserve, until it reaches 20% of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

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

d) Treasury shares

In the meeting held on November 3, 2014, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on August 24, 2014, the buyback program of Units or ADRs of the Bank, by the Bank or by the Bank´s agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 44,253,662 Units, representing 44,253,662 common shares and 44,253,662 preferred shares, or the ADRs, which, on October 31, 2014, corresponded to approximately 1.16% of the Bank’s share capital. On October 31, 2014, the Bank held 403,565,369 common shares and 431,369,785 preferred shares being traded.

The Buyback has the scope to (1) maximize the value generation to the shareholders by means of an efficient management of the capital structure; and (2) obtain the payment of the Officers, employees on the managerial level and others Bank’s employees, as well as the companies under its control according to the Long Term Incentive Plan.

The term of the Buyback Program is 365 days counted from November 3, 2014, and it will expire on November 3, 2015.

In 2014, 7,425,000 Units were acquired, 2,717,461 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on December 31, 2014, amounting to 16,531,177 Units (12/31/2013 - 11,823,638 Units and 12/31/2012 - 8,610,418) equivalent to R$230,420 (12/31/2013 - R$177,122 and 12/31/2012 - R$134.371). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.23 and R$18.52. In 2014, was acquired 6,332,218 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 13,080,565 ADRs, in the current amount of R$215,036 (12/31/2013 - R$114,585 and 12/31/2012 - R$36,191). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.61, US$6.18 and US$10.21. The market value of these shares on December 31, 2014 was R$13.46 per Unit and US$5.02 per ADR. In the period ended December 31, 2014, due to the Optimization Plan PR, were registered amount of R$45 issuance cost, totaling R$445,501 (12/31/2013 - R$291,707) of treasury shares.

Additionally, in the year ended December 31, 2014, treasury shares were traded, that resulted in a loss of R$4,926 (2013 - R$716 and 2012 - R$41) recorded directly in equity in capital reserves.

e) Plan to Optimize the Regulatory Capital

On September 26, 2013, the Bank disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan had the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (end of the period of opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP) were satisfied. The Equity Distributions to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the Equity Distributions since January 15, 2014.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Issuance Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in dollars, amounting to R$6,000,000. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247,713, equivalent to R$3,000,000, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247,713, equivalent to R$3,000,000 (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Shares and Share Reverse Split (inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) will be comprised of one common share and one preferred share.

On April 23, 2014 the Company published Notice to Shareholders, in order to inform to the shareholders that the Bacen ratified, the minutes of the EGM held on March 18, 2014, which approved a bonus share program and an adjustment in the composition of the Units, which implementation occurred on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that are not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an extraordinary shareholder meeting, which resolved on the following Agenda: (a) the exit of the Bank from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda., to be hired to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank published Material Fact, in order to inform that the valuation report, called a “laudo”, prepared by N M Rothschild & Sons (Brasil) Ltda., was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Offer and Banco Santander filed with the U.S. Securities and Exchange Commission its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Voluntary Exchange Tender Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit BDR and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain has published a Material Fact regarding the Exchange Offers Results held on October 30, 2014. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank, thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the American Depositary Receipts - ADRs representative of Units acquired in the Exchange in the USA. As consequence of the Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

28. Earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury.

	2014	2013	2012
Profit attributable to the Parent	5,630,023	5,723,494	5,482,606
From continued operations	5,630,023	3,660,031	5,427,293
From discontinued operations	-	2,063,463	55,313

Earnings per share - Continued operations
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	709.69	460.35	682.34
Preferred shares	780.66	506.38	750.57
Net Profit attributable - Basic (Brazilian Reais)
Common shares	2,733,205	1,776,356	2,634,056
Preferred shares	2,896,818	1,883,675	2,793,237

Earnings per share - Discontinued operations
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	-	259.54	6.95
Preferred shares	-	285.49	7.65
Net Profit attributable - Basic (Brazilian Reais)
Common shares	-	1,001,479	26,845
Preferred shares	-	1,061,984	28,468

Weighted average shares outstanding (in thousands) - Basic
Common shares	3,851,278	3,858,717	3,860,354
Preferred shares	3,710,746	3,719,858	3,721,493

b) Diluted earning per share

The diluted earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury, including the effect of dilutive potential programs long-term compensation.

	2014	2013	2012

Profit attributable to the Parent	5,630,023	5,723,494	5,482,606
From continued operations	5,630,023	3,660,031	5,427,293
From discontinued operations	-	2,063,463	55,313

Earnings per share - Continued operations
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	709.40	460.16	681.92
Preferred shares	780.34	506.18	750.11
Net Profit attributable - Basic (Brazilian Reais)
Common shares	2,733,184	1,776,342	2,634,026
Preferred shares	2,896,839	1,883,689	2,793,267

Earnings per share - Discontinued operations
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	-	259.43	6.95
Preferred shares	-	285.38	7.64
Net Profit attributable - Basic (Brazilian Reais)
Common shares	-	1,001,471	26,845
Preferred shares	-	1,061,992	28,468

Weighted average shares outstanding (in thousands) - Diluted
Common shares	3,852,823	3,860,239	3,862,679
Incremental shares from stock options granted under Stock Option Plan - Units	1,545	1,522	2,325

Preferred shares	3,712,291	3,721,380	3,723,817
Incremental shares from stock options granted under Stock Option Plan - Units	1,545	1,522	2,324

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

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules were repealed by Resolution 4.192/2013 and 4.278/2013 which took effect on October 01, 2013. And the Resolution 4,193 and 4,281 of 2013, establishing the model for calculating the minimum Regulatory Capital requirements (PR), Tier I and Principal Capital. These resolutions state that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments. The index is calculated on a consolidated basis, as shown below:

		Financial Consolidated (1)
Thousands of Reais	2014	2013	2012

Tier I Regulatory Capital	58,592,358	63,594,727	65,213,301
Principal Capital	55,228,661	63,594,727	-
Tier II Regulatory Capital	4,970,999	2,701,014	5,069,813
Regulatory Capital (Tier I and II)	63,563,357	66,295,741	70,283,114
Required Regulatory Capital	40,010,083	37,936,111	37,131,442
Portion of Credit Risk (2)	35,527,889	34,199,529	32,409,974
Market Risk Portions (3)	2,807,798	2,047,595	2,951,238
Operational Risk Portion	1,674,396	1,688,987	1,770,230
Basel I Ratio	16.1	18.4	-
Basel Principal Capital	15.2	18.4	-
Basel	17.5%	19.2%	20.8%

(1) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).

(2) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3,714 of August 20, 2014, which amending Circular 3,644 of March 4, 2013.

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

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. On December 31, 2014 and 2013 Banco Santander classifies for said index.

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

The breakdown of the main items of interest and similar charges accrued in 2014, 2013 and 2012 is as follows:

Thousands of Reais	2014	2013	2012

Cash and balances with the Brazilian Central Bank	5,951,667	6,796,728	5,731,269
Loans and amounts due from credit institutions	4,114,877	751,248	1,027,615
Loans and advances to customers	37,083,942	35,737,244	38,735,467
Debt instruments	10,419,408	6,529,253	6,081,759
Other interest	1,354,022	1,402,573	1,067,427
Total	58,923,916	51,217,046	52,643,537

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The breakdown of the main items of interest expense and similar charges accrued in 2014, 2013 and 2012 is as follows:

Thousands of Reais	2014	2013	2012

Deposits from credit institutions	3,216,162	1,774,488	1,585,375
Customer deposits	18,079,417	13,516,868	13,494,019
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	6,347,571	4,355,190	3,662,370
Subordinated liabilities (note 19)	883,215	810,273	1,010,807
Debt Instruments Eligible to Compose Capital (note 20)	435,473	-	-
Pensions (note 22.b)	318,267	378,904	278,619
Other interest	2,415,300	1,902,102	1,025,387
Total	31,695,404	22,737,825	21,056,577

32. Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2014	2013	2012

Equity instruments classified as:
Financial assets held for trading	52,910	16,608	16,064
Available-for-sale financial assets	75,762	22,004	16,651
Other financial instruments at fair value through profit or loss	93,630	42,674	61,019
Total	222,302	81,286	93,734

33. Fee and commission income

“Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2014	2013	2012

Collection and payment services:
Bills	572,886	509,850	417,793
Demand accounts	1,364,654	1,380,304	1,683,885
Cards	3,562,098	3,583,818	2,794,822
Checks and other	160,486	181,898	594,172
Orders	303,149	258,421	265,221
Total	5,963,273	5,914,291	5,755,893

Marketing of non-Banking financial products:
Investment funds	954,697	970,503	1,051,070
Insurance	1,693,475	1,683,391	1,379,626
Capitalization	275,569	298,654	280,101
Total	2,923,741	2,952,548	2,710,797

Securities services:
Securities underwriting and placement	278,926	207,439	207,318
Securities trading	123,731	133,266	120,457
Administration and custody	91,321	95,592	97,395
Asset management	1,771	2,108	2,182
Total	495,749	438,405	427,352

Other:
Foreign exchange	441,347	384,727	314,009
Financial guarantees	378,698	321,651	255,544
Other fees and commissions	1,651,030	730,001	147,260
Total	2,471,075	1,436,379	716,813

Total	11,853,838	10,741,623	9,610,855

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

34. Fee and commission expense

“Fee and commission expense” shows the amount of all fees and commissions paid or payable by the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2014	2013	2012
Fees and commissions assigned to third parties(1)	1,539,947	1,836,202	1,376,275
Other fees and commissions	1,548,005	804,965	624,654
Total	3,087,952	2,641,167	2,00,929

(1) Composite, principally, by Credit cards.

35. Gains (losses) on financial assets and liabilities (net)

Gains (losses) on financial assets and liabilities (net)” includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses derived from the sale and purchase thereof.

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousands of Reais	2014	2013	2012
Held for trading(1)	2,270,059	(2,599,638)	(1,456,070)
Other financial instruments at fair value through profit or loss(2)	(77,624)	44,000	238,208
Financial instruments not measured at fair value through profit or loss	512,190	1,406,375	655,838
Of which: Available-for-sale financial assets
Debt instruments	528,824	1,418,546	592,955
Equity instruments	(16,634)	(12,171)	63,028
Hedging derivatives and other	43,538	3,376	13,824
Total	2,748,163	(1,145,887)	(548,200)

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

37. Other operating income (expense)

The breakdown of "Other operating income (expense)" is as follows:

Thousands of Reais	2014	2013	2012
Other operating income	332,343	415,852	395,668
Other operating expense	(572,539)	(657,080)	(831,370)
Contributions to fund guarantee of credit – FGC	(230,281)	(203,660)	(187,791)
Total	(470,477)	(444,888)	(623,493)

38. Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousands of Reais	2014	2013	2012
Wages and salaries	4,512,303	4,314,508	4,303,627
Social Security Costs	1,203,028	1,169,289	1,176,807
Benefits	1,092,996	1,050,829	982,886
Defined benefit pension plans (note 22.b)	21,830	46,341	42,798
Contributions to defined contribution pension plans	65,434	65,422	65,062
Share-based compensation	74,148	133,224	126,967
Training	98,963	135,043	140,591
Other personnel expenses	134,740	130,954	247,618
Total	7,203,442	7,045,610	7,086,356

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Share-Based Compensation

Banco Santander has long-term compensation plans linked to the market price of the shares . The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and communicated to the Human Resources, may also be eligible according to the seniority of the group. For the Board of Directors members in order to be eligible, they are required to exercise Executive Board functions.

b.1) Local Program

The Extraordinary stockholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On 25 October 2011, Banco Santander held an EGM, which approved the grant of the Incentive Long - Term Incentive Plan (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and Managerial level employees of the Bank and companies under its control.

On 29 April, 2013, Banco Santander held an EGM, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates – Units (SOP 2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

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

Long-Term Incentive Plan – SOP 2013:It is a stock option plan with 3 years of vesting. The period for the exercise comprises between June 30, 2016 and June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: Compensation Plan based on shares settled in cash, with vesting period of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the variable compensation by the Bank to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 01 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants ("fifty percent"), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan – PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the variable compensation by the Bank to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery Units.

b.1.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

Total Shareholder Return (TSR) rank	PSP 2013/SOP 2013	SOP, PI12-PSP, PI13-PSP and PI14-PSP(1) %	SOP 2014(2) of Exercisable Shares
1st	100%	50%	100%
2nd	75%	35%	75%
3rd	50%	25%	50%
4th	-	-	25%

(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.

(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

For measurement of the fair value the following premises was used:

	PSP 2013	PI14 – PSP	PI13 – PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial	Binomial	Binomial
Volatility	40.00%	57.37%	57.37%	57.37%
Probability of Occurrence	60.27%	37.59%	26.97%	43.11%
Risk-Free Rate	11.80%	10.50%	10.50%	11.18%

		PSP 2013	SOP 2014	SOP plan
Method of Assessment		Black & Scholes	Black & Scholes	Binomial
Volatility		40.00%	40.00%	57.37%
Rate of Dividends		3.00%	3.00%	5.43%
Vesting Period		3 years	3 years	3 years
Average Exercise Time		5 years	5 years	3,72 years
Risk-Free Rate		11.80%	10.50%	11.18%
Probability of Occurrence		60.27%	71.26%	43.11%
Fair Value of the Option Shares		R$ 5.96	R$ 6.45	R$ 7.19

The average value of shares SANB11 in of the year is R$15.06 (2013 - R$14,07 and 2012 - R$14,93).

On 2014, daily pro-rata expenses amounting R$85,898 (2013 - R$43,404 and 2012 - R$44,917), relating to the SOP plan and R$2,692 (2013 - R$5,390 and 2012 - R$6,479) relating to the PSP plan. Also recorded in the period a gain with the movement of the market value of the share of the PSP Plan in the amount of R$1,471 as "Gains (losses) on financial assets and liabilities (net) - Others".

	Number of Units	Exercise Price in Reais	Year Granted	Employees	Date of Commencement of Exercse Period	Expiration Date of Exercise Period
Final Balance on December 31, 2011	29,666,500
Cancelled PI12 - PSP options	(698,103)		2010	Managers	02/03/10	06/30/12
Exercised (PI12 - PSP)	(486,852)		2010	Managers	02/03/10	06/30/12
Cancelled PI12 - PSP options	(7,759,571)	23.50	2010	Managers	02/03/10	06/30/14
Cancelled PI13 - PSP options	(72,209)		2011	Managers	02/03/10	06/30/13
Granted PI14 - PSP options	1,910,000		2012	Managers	05/29/12	06/30/14
Cancelled PI14 - PSP options	(106,226)		2012	Managers	05/29/12	06/30/14
Cancelled SOP 2014	(2,393,163)	14.31	2011	Managers	10/26/11	12/31/13
Granted SOP 2014	5,855,000	14.31	2012	Managers	10/26/11	12/31/13
Final Balance on December 31, 2012	25,915,376
Cancelled (PI 13 - PSP) options	(971,238)		2011	Managers	02/03/10	06/30/13
Exercised (PI 13 - PSP) options	(324,760)		2011	Managers	02/03/10	06/30/13
Cancelled (PI 14 - PSP) options	(86,465)		2012	Managers	05/29/12	06/30/14
Cancelled (SOP - 2014) options	(2,352,431)	14.31	2011	Managers	10/26/11	12/31/13
Granted (SOP - 2013) options	12,240,000	14.43	2013	Managers	05/02/13	12/31/15
Granted (PSP - 2013) options	2,456,000		2013	Managers	08/13/13	06/30/16
Cancelled (SOP - 2013) options	(1,197,255)	14.43	2013	Managers	05/02/13	06/30/18
Cancelled (PSP - 2013) options	(24,997)		2013	Managers	08/13/13	06/30/16
Final Balance on December 31, 2013	35,654,230
Cancelled (PI 14 - PSP) options	(1,526,735)		2012	Managers	05/29/12	06/30/14
Cancelled (SOP - 2014) options	(13,300,678)	14.31	2011	Managers	10/26/11	06/30/16
Cancelled (SOP - 2013) options	(804,121)	14.43	2013	Managers	05/02/13	06/30/18
Cancelled (PSP - 2013) options	(163,544)		2013	Managers	08/13/13	06/30/16
Granted (PSP - 2013) options	295,957		2013	Managers	08/13/13	06/30/16
Cancelled (SOP) options	(4,903,768)	23.50	2010	Managers	02/03/10	06/30/14
Exercised (PI 14 - PSP) options	(180,574)		2012	Managers	05/29/12	06/30/14
Exercised (SOP delivery 2014) options	(1,230,303)		2011	Managers	10/26/11	06/30/16
Final Balance on December 31, 2014	13,830,464
SOP 2014	1,028,425	14.31	2011	Managers	10/26/11	06/30/16
SOP 2013	10,238,623	14.43	2013	Managers	05/02/13	06/30/18
PSP 2013	2,563,416		2013	Managers	08/13/13	06/30/16
Total	13,830,464

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

(*) calculated the on the basis of historical volatility over the corresponding period (two or three years).

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

	Number of Units	Granted Year	Employees	Date of Commencement of Exercse Period	Expiration Date of Exercise Period
Final Balance on December 31, 2011	1,670,701
Exercised Options (PI12)	(137,299)	2009	Managers	06/19/09	07/31/12
Cancelled Options (PI12)	(403,907)	2009	Managers	06/19/09	07/31/12
Cancelled Options (PI14)	(59,373)	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2012	1,070,122
Cancelled Options (PI13)	(14,209)	2010	Managers	07/01/10	07/31/13
Cancelled Options (PI14)	(676,228)	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2013	379,685
Plan I14	(379,685)	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2014	-

On 2014, pro rata expenses were recognized in the amount of R$7,491 (2013 - R$3,215 and 2012 - R$5,215), related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b.3) Referenced Variable Remuneration in Shares

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

The referenced variable remuneration in shares is within the limits of the overall management compensation approved by Banco Santander's Annual Stockholders' Meeting.

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

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On the year ended on December 31, 2014, was recorded expense amounting R$39,364 (2013 - R$11,317 and 2012 - R$16,972), regarding the provision of the plan and recorded gain with the oscillation of the share market value of the plan in the amount of R$2,814 (2013 - R$1,781) as personal expenses.

b) Collective unsupervised - Statutory Directors - not part of the Statutory Directors' Collective Supervised ", the amount deferred will be paid 100% in Units" SANB11". On the year ended on December 31, 2013, we recorded expenses "pro rata" in the amount of R$10,993 (2013 - R$68,705 and 2012 - R$47,492)

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 110% to 120% of CDI. On the year ended on December 31, 2014, there were expense of R$41,553 (2013 - R$1,193 and 2012 - expense of R$895).

39. Other administrative expenses

a) Breakdown

The breakdown of the balance of this item is as follows:

Thousands of Reais	2014	2013	2012
Property, fixtures and supplies	1,209,401	1,247,901	1,171,071
Technology and systems	1,106,392	1,109,716	1,074,337
Advertising	467,096	461,465	498,708
Communications	501,419	572,965	573,325
Per diems and travel expenses	140,986	170,782	174,667
Taxes other than income tax	78,389	88,696	65,374
Surveillance and cash courier services	573,697	570,368	563,337
Insurance premiums	17,004	14,522	12,003
Specialized and technical services	2,004,874	1,990,547	1,718,899
Technical reports	404,548	401,467	377,435
Others specialized and technical services	1,600,326	1,589,080	1,341,464
Other administrative expenses	639,116	577,788	834,656
Total	6,738,374	6,804,750	6,686,377

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I) to their respective auditors, the detail being as follows:

Thousands of Reais	2014	2013	2012
Audit of the annual financial statements and audit related services of the companies audited by Deloitte (constant scope of consolidation)	12,194	14,418	11,135

Services provided by other audit firms totaled R$6.2 million (2013 - R$3.5 million and 2012 - R$3.7 million).

40. Gains (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance of this item is as follows:

Thousands of Reais	2014	2013	2012
Gains	87,696	460,203	501,274
On disposal of tangible assets(1)	87,696	123,305	352,782
On disposal of investments(2) (3)	-	336,898	148,492
Losses	(850)	(313)	(268)
On disposal of tangible assets	(143)	(313)	(268)
On disposal of investments	(707)	-	-
Total	86,846	459,890	501,006

(1) In 2013 - R$121,391 and 2012 - R$334,593 related to the gain on sale of property for Fundo Imobiliário. This fund has administration and management by third parties.

(2) In 2012, includes R$148,492 related to the capital variation in the percentage of participation of the Bank by the segregation of the equity investments of temporary nature (private equity), investments in related business services complementary to Banking services (Appendix 1).

(3) In 2013, includes a gain of R$289,736, related to the operation with Webmotors (Note 11.b) and R$47,161, related disposal of MS Participações held in November 2013 and loss on disposal of Santander Brasil Asset.

41. Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations

It refers basically to the result on disposal of property received in the processes of recovery of loans to customers and the provision of the recoverable value of these assets.

42. Other disclosures

a) Guarantees and commitments

The Bank provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. The following table summarizes at December 31, 2014, 2013 and 2012 all of the guarantees.

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

Thousands of Reais Maximum potential amount of future payments Contingent liabiliities	2014	2013	2012
Guarantees and other sureties	38,386,017	30,428,391	27,117,592
Financial guarantees	37,034,862	29,073,448	25,481,319
Performance guarantees	565,032	511,028	280,755
Financial letters of credit	523,608	580,847	1,019,623
Other	262,515	263,068	335,895
Other contingent exposures	948,300	785,111	945,555
Documentary Credits	948,300	785,111	945,555
Total Contingent Liabilities	39,334,317	31,213,502	28,063,147
Commitments
Loan commitments drawable by third parties(1)	98,592,601	100,549,513	106,754,302
Total Commitments	98,592,601	100,549,513	106,754,302
Total	137,926,918	131,763,015	134,817,449

(1) Includes the approved limits and unused overdraft, credit card and others.

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

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$325,039 (2013 - R$234,766 and 2012 - R$131,955).

b) Off-balance-sheets funds under management

The detail of off-balance-sheets funds managed by the Bank is as follows:

Thousands of Reais	2014	2013	2012
Investment funds	4,591,810	4,404,165	104,461,015
Assets under management(1)	-	-	9,393,269
Total	4,591,810	4,404,165	113,854,284

(1) In 2013, was held the sale of Asset Management segment and disposal of all shares of Santander Brasil Asset

c) Third-party securities held in custody

At December 31, 2014, the Bank held in custody debt securities and equity instruments totaling R$398,499,007 (2013 - R$66,691,116 and 2012 - R$79,719,901) entrusted to it by third parties.

d) Residual maturity periods and Average interest rates

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Assets	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	2014 Thousands of Reais Average Interest Rate
Cash and balances with the Brazilian Central Bank	33,434,065	22,168,842	300,941	-	-	-	55,903,848	10.9%
Debt instruments	-	15,337,090	20,758,336	34,258,870	17,315,307	33,041,806	120,711,409	10.5%
Equity instruments	2,948,094	-	-	-	-	-	2,948,094	-
Loans and amounts due from credit institutions	14,735,346	1,333,206	4,844,420	1,430,260	466,904	6,107,261	28,917,397	11.5%
Loans and advances to customer, gross	9,110,511	66,015,934	71,124,998	57,395,636	14,967,223	17,076,047	235,690,349	22.6%
Total	60,228,016	104,855,072	97,028,695	93,084,766	32,749,434	56,225,114	444,171,097	17.0%
Liabilities:
Credit institutions(1)	182,108	31,587,311	19,689,042	8,331,404	2,228,999	1,655,337	63,674,201	11.1%
Customer deposits(1)	54,303,688	59,729,834	25,106,427	68,866,674	17,131,594	0	220,644,019	11.2%
Marketable debt securities(1)	-	17,563,577	30,819,783	19,969,449	1,907,628	94,812	70,355,249	10.8%
Subordiinated liabilities	-	-	199,124	6,747,305	347,648	-	7,294,077	11.2%
Debt Instruments Eligible to Compose Capital	-	147,165	-	-	-	6,626,147	6,773,312	-
Other financial liabilities	60,649	21,614,192	1,430,693	103,355	9,923	226,923	23,445,735	-
Total	54,546,445	130,642,079	77,245,069	104,018,187	12,673,936	8,603,219	392,186,593	10.9%
Difference (assets less liabilities)	5,681,571	(25,787,007)	19,783,626	(10,933,421)	15,617,840	47,621,895	51,984,504

Assets	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	2013 Thousands of Reais Average Interest Rate
Cash and balances with the Brazilian Central Bank	38,920,767	11,778,318	1,015,125	-	-	-	51,714,210	9.8%
Debt instruments	-	2,754,014	6,309,666	21,339,947	22,819,908	14,680,086	67,903,621	9.0%
Equity instruments	2,999,721	-	-	-	-	-	2,999,721	-
Loans and amounts due from credit institutions	7,490,700	28,071,361	478,145	1,073,002	1,491,784	7,438,304	46,043,296	11.0%
Loans and advances to customer, gross	9,038,989	62,080,061	58,199,577	54,892,176	13,727,561	14,795,963	212,734,327	18.1%
Total	58,450,177	104,683,754	66,002,513	77,305,125	38,039,253	36,914,353	381,395,175	15.6%
Liabilities:
Credit institutions(1)	323,975	9,668,294	14,162,039	7,026,789	1,565,974	1,285,218	34,032,289	9.7%
Customer deposits(1)	49,261,396	49,287,931	26,569,482	59,895,690	14,906,679	234,499	200,155,677	8.1%
Marketable debt securities(1)	-	13,057,198	21,314,224	25,334,738	5,392,554	201,834	65,300,548	7.9%
Subordiinated liabilities	-	508,655	1,861,368	6,232,972	303,149	-	8,906,144	8.5%
Other financial liabilities	128,479	20,241,811	448,067	27,792	144,733	315,080	21,305,962	-
Total	49,713,850	92,763,889	64,355,180	98,517,981	22,313,089	2,036,631	329,700,620	8.3%
Difference (assets less liabilities)	8,736,327	11,919,865	1,647,333	(21,212,856)	15,726,164	34,877,722	51,694,555

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Assets:	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	2012 Thousands of Reais Average Interest Rate
Cash and balances with the Brazilian Central Bank	38,198,101	10,205,643	7,131,496	-	-	-	55,535,240	7.3%
Debt instruments	-	5,607,527	6,430,543	19,424,651	36,226,923	2,395,433	70,085,077	9.6%
Equity instruments	2,631,705	-	-	-	-	-	2,631,705	7.3%
Loans and amounts due from credit institutions	10,578,691	7,475,012	3,585,485	1,260,606	-	7,018,403	29,918,197	7.3%
Loans and advances to customer, gross	9,532,378	57,727,291	55,012,123	51,713,899	12,465,248	24,289,730	210,740,669	20.9%
Total	60,940,875	81,015,473	72,159,647	72,399,156	48,692,171	33,703,566	368,910,888	15.5%

Liabilities:
Deposits from credit institutions(1)	434,853	14,418,896	13,719,558	4,663,551	777,383	1,059,385	35,073,626	8.4%
Customer deposits(1)	41,094,568	39,996,790	20,421,839	63,229,707	17,608,936	6,243,090	188,594,930	7.3%
Marketable debt securities(1)	-	10,833,946	20,715,152	16,817,641	5,621,656	23,623	54,012,018	7.3%
Subordinated liabilities	-	721,196	3,006,549	2,336,613	5,587,196	267,597	11,919,151	8.7%
Other financial liabilities	254,666	16,795,033	61,924	264,858	-	-	17,376,481	-
Total	41,784,087	82,765,861	57,925,022	87,312,370	29,595,171	7,593,695	306,976,206	6.5%
Difference (assets less liabilities)	19,156,788	(1,750,388)	14,234,625	(14,913,214)	19,097,000	26,109,871	61,934,682
(1) Include obligations which may be subject to early repayment, being: sight and time deposits, repurchase agreements with customers, LCI and LCA.

e) Equivalent Reais value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheets, based on the nature of the related items, is as follows:

Equivalent Value in Thousands of Reais	Assets	2014 Liabilities
Cash and balances with the Brazilian Central Bank	206,750	-
Financial assets/liabilities held for trading	52,511	1,423,571
Available-for-sale financial assets	7,112,048	-
Loans and receivables	35,662,235	-
Financial liabilities at amortized cost	-	33,775,217
Total	43,033,544	35,198,788

Equivalent Value in Thousands of Reais	Assets	2013 Liabilities
Cash and balances with the Brazilian Central Bank	95,974	-
Financial assets/liabilities held for trading	691,203	530,290
Available-for-sale financial assets	2,210,754	-
Loans and receivables	24,309,163	-
Financial liabilities at amortized cost	-	32,352,778
Total	27,307,094	32,883,068

Equivalent Value in Thousands of Reais	Assets	2012 Liabilities
Cash and balances with the Brazilian Central Bank	109,310	-
Financial assets/liabilities held for trading	1,025,541	1,609,662
Available-for-sale financial assets	406,900	-
Loans and receivables	12,902,249	-
Financial liabilities at amortized cost	-	30,434,449
Total	14,444,000	32,044,111

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

f) Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheets, except for loans and receivables.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheets.

i) Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial assets measured at other than fair value and their respective fair values at year-end:

Thousands of Reais
Assets	Carrying Amount	2014 Fair Value
Money market investments (note 4)	16,212,907	16,212,907
Loans and receivables:
Loans and amounts due from credit institutions (note 5)	28,917,397	28,878,632
Loans and advances to customers (note 9)	235,690,349	235,086,295
Total	264,607,746	263,964,927

Thousands of Reais
Assets	Carrying Amount	2013 FairValue
Money market investments (note 4)	12,793,443	12,793,443
Loans and receivables:
Loans and amounts due from credit institutions (note 5)	46,043,184	46,005,357
Loans and advances to customers (note 9)	212,734,327	212,734,327
Total	258,777,511	258,739,684

Thousands of Reais
Assets	CarryingAmount	2012 FairValue
Money market investments (note 4)	17,337,140	17,337,140
Loans and receivables:
Loans and amounts due from credit institutions (note 5)	29,913,132	29,906,104
Loans and advances to customers (note 9)	196,774,297	196,774,301
Debt instruments (note 6)	269,612	269,612
Total	226,957,041	226,950,017

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial liabilities measured at other than fair value and their respective fair values at year-end:

Thousands of Reais
Liabilities	Carrying Amount	2014 Fair Value
Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 16)	63,674,201	63,698,255
Customer deposits (note 17) (*)	220,644,019	220,800,026
Marketable debt securities (note 18)	70,355,249	71,058,657
Subordinated liabilities (note 19)	7,294,077	7,382,396
Debt Instruments Eligible to Compose Capital (note 20)	6,773,312	6,773,312
Other financial liabilities (note 21)	23,445,735	23,445,735
Total	392,186,593	393,158,381

(*) For these purposes, the fair value of customer demand deposits, which are included within customer deposits, are taken to be the same as their carrying amount.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais
Liabilities	Carrying Amount	2013 Fair Value
Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 16)	34,032,289	34,033,116
Customer deposits (note 17) (*)	200,155,677	200,224,854
Marketable debt securities (note 18)	65,300,548	65,768,037
Subordinated liabilities (note 19)	8,906,144	9,034,361
Other financial liabilities (note 21)	21,305,962	21,313,528
Total	329,700,620	330,373,896

(*) For these purposes, the fair value of customer demand deposits, which are included within customer deposits, are taken to be the same as their carrying amount.

Thousands of Reais
Liabilities	Carrying Amount	2012 Fair Value
Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 16)	35,073,626	35,073,722
Customer deposits (note 17) (*)	188,594,930	188,626,476
Marketable debt securities (note 18)	54,012,018	54,857,848
Subordinated liabilities (note 19)	11,919,151	12,115,792
Other financial liabilities (note 21)	17,376,481	17,376,481
Total	306,976,206	308,050,319

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

g) Other Obligations

The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases. Total future minimum payments of non-cancelable operating leases as of December 31, 2014 is R$2,521,985, of which R$654,925 up to 1 year, R$1,497,161 from 1 year to up to 5 years and R$369,899 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$967 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses were R$679,379.

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

i) Contingent assets

On December 31, 2014, 2013 and 2012 no contingent assets were recorded.

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

		2014
Thousands of Reais
Interest and similar income	58,923,916
Net fee and commission income	8,765,886
Impairment losses on financial assets (net)	(11,271,605)
Other income and expense	(1,350,357)
Interest expense and similar charges	(31,695,404)
Third-party input	(5,958,217)
Materials, energy and others	(511,384)
Third-party services	(4,653,478)
Impairment of assets	3,751
Other	(797,106)
Gross added value	17,414,219
Retention
Depreciation and amortization	(1,362,129)
Added value produced	16,052,090
Investments in affiliates and subsidiaries	91,096
Added value to distribute	16,143,186
Added value distribution
Employee	6,312,224	39.1%
Compensation	4,578,960
Benefits	1,187,751
Government severance indemnity funds for employees - FGTS	310,561
Other	234,952
Taxes	3,425,169	21.2%
Federal	3,366,835
State	1,235
Municipal	57,099
Compensation of third-party capital - rental	698,017	4.3%
Remuneration of interest on capital	5,707,776	35.4%
Dividends and interest on capital	1,430,193
Profit Reinvestment	4,199,830
Profit (loss) attributable to non-controlling interests	77,753
Total	16,143,186	100.0%

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais		2013		2012
Interest and similar income	51,217,046		52,643,537
Net fee and commission income	8,100,456		7,609,926
Impairment losses on financial assets (net)	(14,118,071)		(16,475,596)
Other income and expense	(3,087,835)		(2,307,727)
Interest expense and similar charges	(22,737,825)		(21,056,577)
Third-party input	(6,336,244)		(6,106,901)
Materials, energy and others	(523,510)		(553,022)
Third-party services	(4,705,062)		(4,429,375)
Impairment of assets	(344,580)		(38,352)
Other	(763,092)		(1,086,152)
Gross added value	13,037,527		14,306,662
Retention
Depreciation and amortization	(1,251,916)		(1,200,875)
Added value produced	11,785,611		13,105,787
Added value received from transfer
Investments in affiliates and subsidiaries	91,342		73,322
Added value to distribute	11,876,953		13,179,109
Added value distribution
Employee	6,168,058	51.9%	6,203,194	47.1%
Compensation	4,444,516		4,425,379
Benefits	1,165,825		1,095,961
Government severance indemnity funds for employees - FGTS	277,496		330,532
Other	280,221		351,322
Taxes	1,199,844	10.1%	920,176	7.0%
Federal	1,143,472		865,847
State	682		1,005
Municipal	55,690		53,324
Compensation of third-party capital - rental	724,390	6.1%	617,828	4.7%
Remuneration of interest on capital	3,784,661	31.9%	5,437,911	41.3%
Dividends and interest on capital	1,444,473		2,178,950
Profit Reinvestment	2,215,558		3,248,343
Profit (loss) attributable to non-controlling interests	124,630		10,618
Total	11,876,953	100.0%	13,179,109	100.0%

43. Business segment reporting

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

On December 17, 2013, was held the sale of Asset Management operations and disposal of all Santander Brasil Asset's shares, that up to September 2013 was allocated on Asset Management and Insurance segment. The gains/losses with the sale of Asset Management , thus the gains/losses of Santander Brasil Asset are recorded in “Discontinued Operations” on Commercial Banking segment, according to IFRS 5. With the sale of the Asset Management segment, would be more appropriate to its merger with the Commercial Banking segment. This retrospective amendment takes effect on the presentation of this note.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The income statements and other significant data are as follows:

Thousands of Reais			2014
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	25,042,170	2,186,342	27,228,512
Income from equity instruments	222,302	-	222,302
Income from companies accounted for by the equity method	91,096	-	91,096
Net fee and commission income	7,748,888	1,016,998	8,765,886
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,480,288)	592,852	(887,436)
Other operating income (expense)	(450,936)	(19,541)	(470,477)
TOTAL INCOME	31,173,232	3,776,651	34,949,883
Personnel expenses	(6,597,680)	(605,762)	(7,203,442)
Other administrative expenses	(6,493,024)	(245,350)	(6,738,374)
Depreciation and amortization	(1,226,196)	(135,933)	(1,362,129)
Provisions (net)	(2,030,408)	(5,829)	(2,036,237)
Impairment losses on financial assets (net)	(10,710,448)	(561,157)	(11,271,605)
Impairment losses on non-financial assets (net)	13,943	(10,192)	3,751
Other non-financial gains (losses)	101,482	-	101,482
OPERATING PROFIT BEFORE TAX (1)	4,230,901	2,212,428	6,443,329
Other:
Total assets	447,099,883	73,131,027	520,230,910
Loans and advances to customers	177,426,688	58,263,661	235,690,349
Customer deposits	199,721,072	20,922,947	220,644,019

(1) Includes in the Commercial Bank, the fiscal hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$1,668,111 due to the effects of the devaluation of the Real against the Dollar in 2014, the Profit before Tax for the Commercial Bank segment was R$5,899,012.

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2012
Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	29,469,903	2,117,057	31,586,960
Income from equity instruments	93,734	-	93,734
Income from companies accounted for by the equity method	73,322	-	73,322
Net fee and commission income	6,869,566	740,360	7,609,926
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	(649,842)	479,675	(170,167)
Other operating income (expense)	(599,763)	(23,730)	(623,493)
TOTAL INCOME	35,256,920	3,313,362	38,570,282
Personnel expenses	(6,545,799)	(540,557)	(7,086,356)
Other administrative expenses	(6,461,101)	(225,276)	(6,686,377)
Depreciation and amortization	(1,091,407)	(109,468)	(1,200,875)
Provisions (net)	(2,062,148)	5,542	(2,056,606)
Impairment losses on financial assets (net)	(16,403,680)	(71,916)	(16,475,596)
Impairment losses on non-financial assets (net)	(38,352)	-	(38,352)
Other non-financial gains (losses)	448,805	-	448,805
OPERATING PROFIT BEFORE TAX (1)	3,103,238	2,371,687	5,474,925
PROFIT FROM DISCONTINUED OPERATIONS	55,313	-	55,313
Other:
Total assets	369,824,459	52,783,404	422,607,863
Loans and advances to customers	161,048,108	35,726,189	196,774,297
Customer deposits	169,912,114	18,682,816	188,594,930

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

Following is a detail of the business transactions performed by the Bank with its related parties on December 31, 2014, 2013 and 2012:

a) Key-person management compensation

The Board of Directors' meeting held on February 26, 2014, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2014, amounting to R$300.000, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the extraordinary stockholders' meeting held on April 30, 2014.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

Thousands of Reais	2014	2013	2012
Fixed compensation	53,170	47,536	46,827
Variable compensation	86,990	91,306	114,866
Other	14,971	13,555	12,469
Total Short-term benefits	155,131	152,397	174,162
Share-based payment (1)	23,697	30,841	34,431
Total Long-term benefits	23,697	30,841	34,431
Total (2)	178,828	183,238	208,593

(1) On May 02, 2013, was the granting of a new Share-based Compensation Plan for the executives (SOP 2013).

(2) Refers to the amount paid by Banco Santander to its executives officers for the positions which they hold in the Bank and other companies of the conglomerate. On the period of twelve months ended on December 31, 2013, was paid for managers of Santander Asset the amount of R$3,214 and in 2012, were paid to managers of Zurich Santander Brasil Seguros e Previdência S.A. and Santander Asset R$6,292 and R$8,312, respectively.

Additionally, on 2014, withholding taxes were collected on management compensation in the amount of R$28,493 (2013 - R$28,109 and 2012 - R$46,001).

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

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - directors, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;

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

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2014, 2013 and 2012:

Stockholders'	Common Shares (thousands)	Common Shares (%)	Preferred Shares (thousands)	Preferred Shares (%)	Total Shares (thousands)	2014 Total Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Banco Santander, S.A. (1)	518,207	13.4%	519,089	13.9%	1,037,296	13.6%
Santander Insurance Holding (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC	207,812	5.1%	207,812	5.3%	415,624	5.2%
Employees	4,098	0.1%	4,121	0.1%	8,219	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	189,107	5.2%	216,888	6.2%	405,995	5.7%
Total	3,840,238	-	3,701,378	-	7,541,616	-
Treasury shares	29,612	0.7%	29,612	0.7%	59,224	0.7%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (3)	401,017	10.4%	428,821	11.5%	829,838	10.9%

Stockholders'	Common Shares (thousands)	Common Shares (%)	Preferred Shares (thousands)	Preferred Shares (%)	Total Shares (thousands)	2013 Total Shares (%)
Grupo Empresarial Santander, S.L.(1)	1,115,472	28.8%	1,027,471	27.5%	2,142,943	28.2%
Sterrebeeck B.V.(1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Santander Insurance Holding(1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC	196,462	5.1%	196,462	5.3%	392,924	5.1%
Employees	2,802	0.1%	2,824	0.1%	5,626	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	723,201	18.7%	751,838	20.2%	1,475,039	19.5%
Total	3,851,278		3,712,418		7,563,696
Treasury shares	18,572	0.5%	18,572	0.5%	37,144	0.4%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (3)	922,465	23.8%	951,124	25.5%	1,873,589	24.7%

Stockholders'	Common Shares (thousands)	Common Shares (%)	Preferred Shares (thousands)	Preferred Shares (%)	Total Shares (thousands)	2012 Total Shares (%)
Grupo Empresarial Santander, S.L.(1)	1,120,122	28.9%	1,032,121	27.6%	2,152,243	28.3%
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Santander Insurance Holding(1)	3,758	0.1%	179	0.0%	3,937	0.1%
Employees	3,158	0.1%	3,183	0.1%	6,341	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	922,885	23.8%	951,520	25.6%	1,874,405	24.7%
Total	3,859,507		3,720,647		7,580,154
Treasury shares	10,343	0.3%	10,343	0.3%	20,686	0.3%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float(3)	-	-	-	-	-	-

(1) Companies of the Santander Spain Group.

(2) Composed of Employees, Qatar Holding and other.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c.1) Exercise of the exchange rights by the Qatar Holding Luxembourg II S.A R.L.

On October 29, 2013, QHL exercised its exchange rights related to the mandatorily exchangeable bonds in the total amount of US$2,718,800, acquired pursuant to the purchase agreement, dated October 28, 2010, entered into between Banco Santander Spain, as issuer, and QHL, as purchaser.

As a result of QHL’s exercise of its exchange rights, on November 7, 2013, QHL received from Banco Santander Spain 190,030,195 ADR issued by Banco Santander. Therefore, and considering the 6,431,575 ADR issued by Banco Santander currently held directly or indirectly by QHL up to November 7, 2013, QHL (together with its controlling shareholders, controlled and commonly controlled entities) holds a total of 196,461,770 ADR of Banco Santander on December 31, 2014, which represents 5.08% of the common shares and 5.28% of the preferred shares of the Bank.

The exercise exchange rights by QHL, not imply an increase in the Banco Santander's free float.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and on an arm´s length basis.

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

The principal transactions and balances are as follows:

Thousands of Reais	Parent (1)	Joint- controlled companies	2014 Other Related- Party (2)
Assets	11,033,229	1,880,176	546,856
Trading derivatives, net	(98,286)	-	(87,161)
Banco Santander, S.A. – Spain	(98,286)	-	-
Santander Benelux, S.A., N.V.	-	-	381,956
Abbey National Treasury Services Plc	-	-	(871)
Real Fundo de Investimento Multimercado	-	-	(468,246)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	10,913,872	-	2,787
Banco Santander, S.A. – Spain (3) (5) (6)	10,913,872	-	-
Banco Santander Totta, S.A.	-	-	2,787
Loans and advances to customers	-	10,340	631,149
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	630,694
Webmotors S.A.	-	10,340	-
Santander Brasil Gestão de Recursos Ltda	-	-	455
Loans and other values with credit institutions (1)	11,900	1,867,750	81
Banco Santander – Spain	11,900	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,867,138	-
Companhia de Arrendamento Mercantil RCI Brasil	-	612	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	81
Other Assets	205,743	2,086	-
Banco Santander – Spain	205,743	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	2,086	-

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	Parent (1)	Joint- controlled companies	2014 Other Related-Party (2)
Liabilities	(7,374,698)	(161,871)	(613,062)
Deposits from credit institutions	(416,969)	(19,186)	(286,348)
Banco Santander, S.A. – Spain(4)	(416,969)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(15,699)	-
Santander Brasil Asset	-	-	(16,742)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(261,865)
Banco Santander, S.A. – Uruguay	-	-	(7,741)
Companhia de Arrendamento Mercantil RCI Brasil	-	(3,487)	-
Marketable debt securities	(6,082)	-	-
Banco Santander, S.A. – Spain(7)	(6,082)	-	-
Customer deposits	-	(142,685)	(271,753)
ISBAN Brasil S.A.	-	-	(70,449)
Produban Serviços de Informática S.A.	-	-	(41,646)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(49,526)
Santander Brasil Gestão de Recursos Ltda	-	-	(89,830)
Webmotors S.A.	-	(142,685)	-
Others	-	-	(20,302)
Other financial liabilities - Dividends and interest on capital Payable	(538,233)	-	(47,674)
Banco Santander – Spain	(25,084)	-	-
Grupo Empresarial Santander, S.L.(1)	(134,413)	-	-
Santander Insurance Holding, S.L.	-	-	(403)
Sterrebeeck B.V.(1)	(378,736)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(55)
Santusa Holding, S.L.	-	-	(47,216)
Other Payables	(7,719)	-	(7,287)
Banco Santander – Spain	(7,719)	-	-
Produban Serviços de Informática S.A.	-	-	(441)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(35)
Santander Brasil Asset	-	-	(6,811)
Debt Instruments Eligible to Compose Capital	(6,405,695)	-	-
Banco Santander – Spain	(6,405,695)	-	-

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	Parent (1)	Joint- controlled companies	2013 Other Related- Party (2)
Assets	11,869,737	1,106,698	217,445
Trading derivatives, net	(74,519)	-	(271,527)
Banco Santander, S.A. – Spain	(74,519)	-	-
Santander Benelux, S.A., N.V.	-	-	(91,959)
Abbey National Treasury Services Plc	-	-	(61,885)
Real Fundo de Investimento	-	-	(117,683)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	11,935,149	-	39,329
Banco Santander, S.A. – Spain(3) (5) (6)	11,935,149	-	-
Banco Santander Totta, S.A.	-	-	1,167
Abbey National Treasury Services Plc	-	-	18,998
Santander Benelux, S.A., N.V.	-	-	19,162
Banco Santander, S.A. – México	-	-	2
Loans and advances to customers	-	-	446,590
Zurich Santander Brasil Seguros S.A.	-	-	43,865
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	402,725
Loans and other values with credit institutions (1)	9,007	1,105,765	3,053
Banco Santander – Spain	9,007	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,105,425	-
Companhia de Arrendamento Mercantil RCI Brasil	-	340	-
Santander Brasil Asset	-	-	3,053
Other Assets	100	933	-
Banco Santander – Spain	100	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	933	-
Liabilities	(1,242,870)	(165,005)	(723,748)
Deposits from credit institutions	(130,451)	(31,738)	(444,141)
Banco Santander, S.A. – Spain (4)	(130,451)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(21,473)	-
Santander Brasil Asset	-	-	(170,914)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(258,548)
Banco Santander, S.A. – Uruguay	-	-	(13,986)
Companhia de Arrendamento Mercantil RCI Brasil		(10,265)	-
Others	-	-	(693)
Marketable debt securities	(20,413)	-	-
Banco Santander, S.A. – Spain (7)	(20,413)	-	-
Customer deposits	-	(133,267)	(273,531)
ISBAN Brasil S.A.	-	-	(101,391)
Produban Serviços de Informática S.A.	-	-	(48,110)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(84,117)
Santander Brasil Gestão de Recursos Ltda	-	-	(27,062)
Webmotors S.A.	-	(133,267)	-
Others	-	-	(12,851)
Other financial liabilities - Dividends and interest on capital Payable	(1,089,328)	-	(5,735)
Grupo Empresarial Santander, S.L. (1)	(410,283)	-	-
Santander Insurance Holding, S.L.	-	-	(721)
Sterrebeeck B.V. (1)	(679,045)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(365)
Santusa Holding, S.L.	-	-	(4,649)
Other Payables	(2,678)	-	(341)
Banco Santander – Spain	(2,678)	-	-
ISBAN Brasil S.A.	-	-	(103)
Produban Serviços de Informática S.A.	-	-	(70)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(35)
Santander Brasil Asset	-	-	(117)
Others	-	-	(16)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	Parent (1)	Joint-controlled companies	2012 Other Related-Party (2)
Assets	9,487,641	1,087,901	(163,065)
Trading derivatives, net	(135,291)	-	(742,972)
Banco Santander, S.A. – Spain	(135,291)	-	-
Santander Benelux, S.A., N.V.	-	-	(399,110)
Abbey National Treasury Services Plc	-	-	(68,552)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(275,310)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	9,615,489	-	318,423
Banco Santander, S.A. – Spain(3)	9,615,489	-	-
Banco Santander Totta, S.A.	-	-	1,139
Santander Benelux, S.A., N.V.	-	-	317,233
Banco Santander, S.A. – México	-	-	51
Loans and advances to customers	-	-	93,391
Zurich Santander Brasil Seguros S.A.	-	-	75,445
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	17,946
Loans and other values with credit institutions (1)	7,284	1,087,129	34,024
Banco Santander – Spain	7,284	-	-
Abbey National Treasury Services Plc	-	-	34,024
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,086,756	-
Companhia de Arrendamento Mercantil RCI Brasil	-	373	-
Other Assets	159	772	134,069
Banco Santander – Spain	159	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	772	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	134,007
Others	-	-	62
Liabilities	(939,913)	(16,280)	(447,091)
Deposits from credit institutions	(154,635)	(16,280)	(244,702)
Banco Santander, S.A. – Spain(4)	(154,635)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(12,762)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(3,518)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(239,067)
Banco Santander, S.A. – Uruguay	-	-	(5,239)
Others	-	-	(396)
Marketable debt securities	(16,210)	-	-
Banco Santander, S.A. – Spain (7)	(16,210)	-	-
Customer deposits	-	-	(176,821)
ISBAN Brasil S.A.	-	-	(98,324)
Produban Serviços de Informática S.A.	-	-	(43,528)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(29,190)
Others	-	-	(5,779)
Other financial liabilities - Dividends and interest on capital Payable	(765,524)	-	(562)
Grupo Empresarial Santander, S.L. (1)	(236,246)	-	-
Santander Insurance Holding, S.L.	-	-	(562)
Sterrebeeck B.V. (1)	(529,278)	-	-
Other Payables	(3,544)	-	(25,006)
Banco Santander – Spain	(3,544)	-	-
Produban Serviços de Informática S.A.	-	-	(55)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(24,079)
Others	-	-	(872)

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

(2) Refers to the Company's subsidiaries (Banco Santander Spain).

(3) In December 31, 2014, refers to the cash of R$410,193 (2013 - R$188,449 and 2012 - R$ 83,027).

(4) As at December 31, 2014, refers to raising funds through operations transfers abroad amounting R$416,969 (2013 - R$130,451, with maturity until October, 2018 and interest between 0.56% and 14.03%p.a. and 2012 - R$154,635 with maturity until January, 2015 and interest between 0.39% and 5.82%p.a.).

(5) On December 30, 2014, refers to investments in foreign currency (applications overnight): applications of Bank's Grand Cayman Branch, near the branch of Banco Santander Spain (New York) maturing on January 02, 2015 and up to interest 0,17 % a.a., held at Santander Estabelecimento Financeiro de Crédito, Banco Santander Brasil and its Agency Grand Cayman.

(6) Refers the emissions of Eurobonds of Banco Santander (Brasil) and Grand Cayman Branch, maturing between March 18, 2014 and February 13, 2017 and interest between 2.34% p.a and 8.00% p.a.

(7) Refers to the portion acquired by the controller with the PR Optimization Plan held in the first half of 2014.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	Parent(1)	Joint- controlled companies	2014 Other Related- Party(2)
Income	(650,181)	147,917	(359,553)
Interest and similarincome-Loans and amounts due from credit institutions	11,523	117,531	9
Banco Santander, S.A.–Spain	11,523	-	-
Abbey National Treasury Services Plc	-	-	5
Companhia de Crédito,Financiamento e Investimento RCI Brasil	-	117,531	-
Santander Benelux, S.A., N.V.	-	-	4
Interest expense and similar charges-Customer deposits	-	(14,187)	(20,064)
ISBAN Brasil S.A.	-	-	(7,342)
Produban Serviços de Informática S.A.	-	-	(3,075)
Webmotors S.A.	-	(14,187)	-
Santander Brasil Gestão de Recursos Ltda	-	-	(8,528)
Others	-	-	(1,119)
Interest expense and similar charges – Deposits from credit institutions	(125)	(5,669)	(62,396)
Banco Santander, S.A.–Spain	(125)	-	-
Companhiade Crédito, Financiamento e Investimento RCI Brasil	-	(5,669)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(51,313)
Santander Asset Management, S.A. SGIIC.	-	-	(11,083)
Expense and similar charges – Marketable debt securities	(364)	-	-
Banco Santander, S.A. – Spain	(364)	-	-
Fee and commission income (expense)	(40,549)	27,704	170,733
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	21,899	-
Companhia de Arrendamento Mercantil RCI Brasil	-	4,038	-
Banco Santander, S.A. – Spain	(40,549)	-	-
Webmotors S.A.	-	1,767	-
Zurich Santander Brasil Seguros S.A.	-	-	36,799
Zurich Santander Brasil Segurose Previdência S.A.	-	-	130,836
Others	-	-	3,098
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(969,507)	22,538	477,107
Banco Santander,S.A.–Spain	(969,507)	-	-
Santander Benelux, S.A., N.V.	-	-	473,512
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(15,355)
Abbey National Treasury Services Plc	-	-	16,117
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	22,538	-
Others	-	-	2,833
Administrative expenses and Amortization	-	-	(903,073)
ISBAN Chile S.A.	-	-	(2,461)
ISBAN Brasil S.A.	-	-	(396,611)
Produban Serviços de Informática S.A.	-	-	(213,703)
Ingeniería de Software Bancario, S.L.	-	-	(49,783)
Produban Servicios Informaticos Generales, S.L.	-	-	(26,230)
TECBAN-Tecnologia Bancaria Brasil	-	-	(129,057)
Konecta Brazil Outsourcing Ltda	-	-	(51,033)
Aquanima Brasil Ltda.	-	-	(24,075)
Others	-	-	(10,120)
Others Administrative expenses-Donation	-	-	(21,869)
Santander Cultural	-	-	(4,929)
Fundacao Santander	-	-	(3,440)
Instituto Escola Brasil	-	-	(1,500)
Fundação Sudameris	-	-	(12,000)
Debt Instruments Eligibleto Compose Capital	348,841	-	-
Banco Santander Espanha (2)(7)	348,841	-	-

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	Parent (1)	Joint-controlled companies	2013 Other Related- Party (2)
Income	(292,372)	104,353	1,717,420
Interest and similar income - Loans and amounts due from credit institutions	15,303	64,373	220
Banco Santander, S.A. – Spain	15,303	-	-
Abbey National Treasury Services Plc	-	-	25
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	64,373	-
Santander Benelux, S.A., N.V.	-	-	195
Interest expense and similar charges - Customer deposits	-	(7,119)	(8,837)
ISBAN Brasil S.A.	-	-	(4,419)
Produban Serviços de Informática S.A.	-	-	(2,944)
Webmotors S.A.	-	(7,119)	-
Others	-	-	(1,474)
Interest expense and similar charges - Deposits from credit institutions	(25,897)	(3,227)	(19,669)
Banco Santander, S.A. – Spain	(25,897)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(3,227)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(19,669)
Expense and similar charges - Marketable debt securities	(786)	-	-
Banco Santander, S.A. – Spain	(786)	-	-
Fee and commission income (expense)	(49,335)	26,265	142,543
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	13,925	-
Companhia de Arrendamento Mercantil RCI Brasil	-	4,045	-
Banco Santander, S.A. – Spain	(49,335)	-	-
Webmotors S.A.	-	8,295	-
Zurich Santander Brasil Seguros S.A.	-	-	31,158
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	111,385
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(231,543)	24,061	313,661
Banco Santander, S.A. – Spain	(231,543)	-	-
Santander Benelux, S.A., N.V.	-	-	319,708
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(16,120)
Abbey National Treasury Services Plc	-	-	4,015
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	19,546	-
Webmotors S.A.	-	4,515	-
Others	-	-	6,058
Administrative expenses and Amortization	(114)	-	(750,188)
Banco Santander, S.A. – Spain	(114)	-	-
ISBAN Brasil S.A.	-	-	(351,750)
Produban Serviços de Informática S.A.	-	-	(207,068)
Ingeniería de Software Bancario, S.L.	-	-	(31,886)
Produban Servicios Informaticos Generales, S.L.	-	-	(24,144)
TECBAN - Tecnologia Bancaria Brasil	-	-	(112,227)
Konecta Brazil Outsourcing Ltda	-	-	(14,402)
Others	-	-	(8,711)
Other Administrative expenses - Donation	-	-	(20,168)
Santander Cultural	-	-	(1,789)
Fundacao Santander	-	-	(4,103)
Instituto Escola Brasil	-	-	(2,276)
Fundação Sudameris	-	-	(12,000)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	-	-	2,059,858
Capital Riesgo Global (3)	-	-	47,161
Santander Brasil Gestão de Recursos Ltda (4)	-	-	2,007,838
Santander Brasil Asset	-	-	4,859

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	Parent(1)	Joint- controlledcompanies	2012 OtherRelated- Party(2)
Income	(90,346)	74,851	(742,313)
Interest and similar income - Loans and amounts due from credit institutions	10,393	59,546	487
Banco Santander, S.A. – Spain	10,393	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	59,546	-
Abbey National Treasury Services Plc	-	-	35
Santander Benelux, S.A., N.V.	-	-	452
Interest expense and similar charges - Customer deposits	-	-	(9,732)
ISBAN Brasil S.A.	-	-	(5,697)
Produban Serviços de Informática S.A.	-	-	(3,000)
Others	-	-	(1,035)
Interest expense and similar charges - Deposits from credit institutions	(38,515)	(297)	(6,927)
Banco Santander, S.A. – Spain	(38,515)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(297)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(6,927)
Expense and similar charges - Marketable debt	(1,773)	-	-
Banco Santander, S.A. – Spain	(1,773)	-	-
Fee and commission income (expense)	(34,253)	15,602	127,215
Companhia de Arrendamento Mercantil RCI Brasil	-	4,586	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	11,016	-
Banco Santander, S.A. – Spain	(34,253)	-	-
Zurich Santander Brasil Seguros S.A.	-	-	26,647
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	99,665
Others	-	-	903
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(26,099)	-	(407,267)
Banco Santander, S.A. – Spain	(26,099)	-	-
Santander Benelux, S.A., N.V.	-	-	81,575
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(472,744)
Abbey National Treasury Services Plc	-	-	(40,701)
Others	-	-	24,603
Administrative expenses and Amortization	(99)	-	(428,062)
ISBAN Brasil S.A.	-	-	(90,283)
Produban Serviços de Informática S.A.	-	-	(139,516)
ISBAN Chile S.A.	-	-	(3,799)
Banco Santander, S.A. – Spain	(99)	-	-
Ingeniería de Software Bancario, S.L.	-	-	(41,442)
Produban Servicios Informaticos Generales, S.L.	-	-	(24,707)
TECBAN - Tecnologia Bancaria Brasil	-	-	(99,739)
Zurich Santander Brasil Seguros S.A.	-	-	(915)
Others	-	-	(27,661)
Other Administrative expenses - Donation	-	-	(18,027)
Santander Cultural	-	-	(3,800)
Fundacao Santander	-	-	(3,000)
Instituto Escola Brasil	-	-	(1,227)
Fundação Sudameris	-	-	(10,000)

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

- o seeking to a high degree of risk diversification, thus limiting risk concentration on customers;

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

b.2) Measures and measurement tools

Rating tools

The Bank has used proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the customer's historical experience, with the exception of certain portfolios classified as “low default portfolios”. Rating/Scores models are used in the Bank’s loan approval and risk monitoring process.

Global rating tools are applied to the sovereign risk, financial institutions and global wholesale clients (GBM) with centralized management in Banco Santander. These tools assign a rating to each customer, which is obtained from a quantitative or automatic module, based on balance sheets ratios or macroeconomic variables, supplemented by the analyst’s judgment.

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

Credit risk parameters

The estimates of the risk parameters Probability of Default (PD) and Loss Given Default (LGD) are based on internal experience, i.e. on default observations and on the experience in defaulted loan recoveries during a defined credit cycle.

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

Planning and setting risk limits

Risk limit setting is a dynamic process that identifies the Banco Santander’s risk appetite by assessing business proposals and the attitude to risk. This process is defined in the global risk limit plan, an agreed-upon comprehensive document for the integrated management of the balance sheets and the inherent risks.

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

b.5.1) Credit recovery

The Credit Recovery department works in the credit collection and recovery of Banco Santander clients. The strategies and channels of collection operation are defined according analysis which showed the greatest efficiency in the recovery. In the early days of delinquency, is adopted a more enhanced recovery model, with specific strategies, with a closer internal monitoring. Call centers, black-listing in the organs of credit protection (credit bureaus), letters of collection and collection through the branches network are used during this phase, in order to recover the loan and maintain customer relationship. In cases with arrears exceeding 60 days past due and higher values, come into play internal teams specialized in restructuring and credit recovery with direct management of delinquent customers. Lower values or more severe delays have the recovery carried out through third party collection administrative (friendly) or judicial, according to internal criteria, receiving a commission for any amounts recovered.

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

b.7) Variations in main aggregates in 2014

2014 was marked by economic growth falling short of expectation that had at its beginning. Important factors such as higher inflation and hence the need to raise the basic interest rate resulted in lower growth in the credit market the in previous periods.

In this scenario the management of credit risk has been a major focus of management in the year, to the extent that required revisions admission policies of credit monitoring procedures and methods for recovery of loans. The results were significant reductions in delinquency and the need for provision of credit.

Strengthened our risk framework assigning a view to better management and closer to customers, supporting the business strategy of Banco Santander. Thus, we closed 2014 with good results and significant improvement in portfolio quality.

Improving rates of credit recovery in 2014 came from the Tactical Deployment Plan Recoveries, which had intensified focus on the channels of contact charging, the new model the recovery (areas of strategy, business network and collection channels) , renegotiation and revision of management discipline policy.

The involvement of senior management in decision making, and these held collectively at our Committees besides independence Risks relating to the business, allow more assertive decisions and reducing credit risk.

The analysis of credit for projects and companies in the Wholesale segment, continue integrating opinions of our area of Environmental Risk.

Below the table of the evolution of the main indicators of credit.

	2014	2013	2012
Credit risk exposure - customers (Thousand of Reais)	288,445,198	257,419,951	238,803,816
Loans and advances to customers, gross	249,110,881	226,206,449	210,740,669
Contingent Liabilities - Guarantees and other sureties	39,334,317	31,213,502	28,063,147
Non-performing loans ratio (%)	5.62%	6.20%	7.58%
Impairment coverage ratio (%)	96.80%	97.28%	87.45%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais)	13,562,809	13,640,545	14,041,987
Cost of credit (% of risk)	4.23%	5.65%	7.25%

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

- Balance sheets management: A risk management assessment aims to give stability to interest income from the commercial and economic value of the Bank, maintaining adequate levels of liquidity and solvency. The risk is measured by the balance sheets exposure to movements in interest rates and level of liquidity.

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

The Financial Management area is responsible for managing the balance sheets management risk and structural risks centrally through the application of uniform methodologies adapted to the situation of each market in which the Bank operates. Thus, in the convertible currencies area, Financial Management directly manages the Parent's risks and coordinates the management of the other units operating in these currencies. Decisions affecting the management of these risks are taken through the ALCO (Asset Liability Control committees) in the respective countries.

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

c.3) Balance-sheets management

Interest rate risk

The Bank analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheets items.

On the basis of the balance-sheets interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Bank. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The measures used by the Bank to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin (NIM) and market value of equity (MVE) to changes in interest rates, the duration of capital, value at risk (VaR) and scenario analysis.

Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheets assets and liabilities and of off-balance-sheets items. This analysis facilitates a basic snapshot of the balance sheets structure and enables concentrations of interest rate risk in the various maturities to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity's net interest margin and market value of equity.

The flows of all the on- and off-balance-sheets aggregates must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analyzed and estimated using an internal model.

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

Value at risk (VaR)

The value at risk for balance sheets aggregates and investment portfolios is calculated by applying the same standard as that used for trading: historical simulation with a confidence interval of 99% . Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

c.4) Liquidity risk

Liquidity risk is associated with the Bank’s ability to finance its commitments at reasonable market prices and to carry out its business plans with stable sources of funding. The Bank permanently monitors maximum gap profiles.

The measures used to control liquidity risk in balance sheets management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Liquidity gap

The liquidity gap determines the inflow and outflow of funds for assets, liabilities (note 41.d) and off-balance sheets accounts at a given time horizon, making it possible to analyze mismatches between the Bank's expected inflow and outflow of funds.

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

5. To delimit the range of products and underlying assets with which each Treasury unit can operate, taking into account features such as assessment model and systems, liquidity of the instruments involved, etc.

c.7) Risks and results in 2014

Trading

The average VaR of the Bank’s trading portfolio in 2014 was R$32.3 million (2013 - R$26.1 million and 2012 - R$20.8 million). The dynamic management of this profile enables the Bank to change its strategy in order to capitalize on the opportunities offered by an environment of uncertainty.

c.7.1) Balance sheets management (1)

Interest rate risk

Convertible currencies

At 2014 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Banco Santander portfolios was concentrated on the BRL interest rate curve was negative by R$490 million.

Also at 2014 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Banco Santander in the BRL interest rate curve was negative by R$1,846 million.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Quantitative risk analysis

The interest rate risk in balance sheets management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, decreased R$115 million over 2014, reaching a maximum of R$601 million in the month in May. The sensitivity value increased R$468 million during 2014, reaching a maximum of R$1,846 million in the month in April. The main factors that occurred in 2014 and influenced the growth of this sensitivity were:

Thousands of Reais	2014	2013	2012
Sensibilities
Net Interest Margin	490	383	272
Market Value of Equity	1,846	1,402	1,533
Value at Risk - Balance
VaR	605	540	296

(1) Includes the balance sheets total, except for the financial assets and liabilities held for trading.

Structural liquidity management

Structural liquidity management seeks to finance the Bank’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

The main features of the structural liquidity management in 2014 were as follows:

•	Ample structural liquidity position. Since Banco Santander is basically a commercial Bank, customer deposits constitute the main source of liquidity in its financing structure. These deposits, combined with capital and other similar instruments, enable the Bank to cover most of its liquidity requirements and, as a result, the financing raised in wholesale markets is moderate with respect to the size of its balance sheets.

•	In Brazil, the legal reserve requirement takes a considerable part of the funding.

•	Obtainment of liquidity through diversification in instruments. Additionally, subordinated and senior debts have an overall long maturity.

•	The local balance sheets should be self-funded.

•	Based on stress test results, a minimum liquidity buffer is maintained.

•	Banco Santander reliance in international funding is not considerable.

•	The aim is that hard currency related activities be funded with third parties hard currency funding.

•	Though, given that potential disruptions in this market, Banco Santander has mechanisms to use the local liquidity in order to support hard currency activities.

•	High capacity to obtain on-balance-sheets liquidity. Government bond positions are held for liquidity management purposes.

•	The Bank performs control and management functions, which involves planning its funding requirements, structuring the sources of financing to achieve optimum diversification in terms of maturities and instruments, and defining contingency plans.

In practice, the liquidity management performed by the Bank consists of the following:

•	Each year, a liquidity plan is prepared on the basis of the financing needs arising from the budgets of each business. Based on these liquidity requirements and taking into account certain prudential limits on the obtainment of short-term market financing, the Bank establishes an issue and securitization plan for the year.

•	Throughout the year the Bank periodically monitors the actual changes in financing requirements and updates this plan accordingly.

•	Control and analysis of liquidity risk. The primary objective is to guarantee that the Bank has sufficient liquidity to meet its short- and long-term financing requirements in normal market situations. To this end, the Bank employs certain balance-sheets control measures, such as the liquidity gap and liquidity ratios.

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

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the Banking and trading portfolio, for each one of the portfolio scenarios as at December 31, 2014.

Trading portfolio

Risk Factor	Description	Scenario 1	Scenario 2	2014 Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(5,659)	(189,862)	(379,723)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(6,163)	(103,872)	(207,744)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(1,195)	(14,600)	(29,201)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(135)	(2,703)	(5,405)
Foreign currency	Exposures subject to foreign exchange	(1,625)	(40,635)	(81,269)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(2,034)	(11,120)	(22,240)
Inflation	Exposures subject to change in coupon rates of price indexes	(4,760)	(68,828)	(137,657)
Shares and Indexes	Exposures subject to change in shares price	(100)	(2,512)	(5,024)
Other	Exposures not meeting the previous settings	(1,606)	(1)	(2)
Total (1)		(23,277)	(434,133)	(868,265)

(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking

Risk Factor	Description	Scenario 1	Scenario 2	2014 Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(61,793)	(1,594,365)	(2,985,943)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in Exchange of TR and TJLP	(12,858)	(300,477)	(511,480)
Inflation	Exposures subject to change in coupon rates of price indexes	(1,436)	(20,431)	(38,179)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(9,824)	(134,069)	(246,452)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(302)	(1,848)	(3,628)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(7,992)	(2,424)	(3,358)
Foreign Currency	Exposures subject to Foreign Exchange	(1,925)	(48,117)	(96,234)
Total (1)		(96,130)	(2,101,731)	(3,885,274)

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Independent Structure

The local corporative area, called Non-Financial Risks, is responsible for implementing the management and control model of Operational Risks and Internal Controls of Banco Santander. It is subordinated to Executive Vice-President of Risks and count with people, structure, standards, methodologies and tools for ensuring adequacy of the management and control model.

The High Administration is an acting part and is aligned with the mission of the areas, recognizing, participating and sharing responsibility for the continuous improvement of the operational and technological risk management culture and structure as well as of the internal control system. Then they can ensure compliance with the established objectives and goals, as well as the security and quality of the products and services provided.

The Bank's Board of Directors Santander opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity (PRE) related to operational risk.

d.1)Non-Financial Risks

It has as mission towards Banco Santander: Support for the achievement of the strategic objectives and the decision-making process, the adequacy and attendance mandatory requirements, the maintenance of solidity, reliability, reduction and mitigation of losses due to operational risks, further on to the implementation, dissemination of the culture of operational risks and internal controls.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS II and Sarbanes Oxley requirements and resolutions of the National Monetary Council. This model also follows the guidelines established by the Santander Spain based on COSO-Committee of Sponsoring Organizations of the Treadway Commission-Internal Control – Integrated Framework 2013.

The procedures developed and adopted are intended to ensure Santander Bank continuing presence among the select group of financial institutions recognized as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity and reliability in the local and international markets.

In the second half of 2014, was consolidated using the approaches by lines of defense, which started in April / 2014 and approved in the Executive Committee.

Defence Line Model

Non-financial risks is the second line of defense in Santander's model and aims to maintain the fulfillment, alignment and compliance with corporate guidelines of the Santander group, the Basle Accord and resolutions of the National Monetary Council. Also acts in the control and challenge of the activities performed by the first line of Defense, contributing to its strengthening.

In line with the strengthening of an independent structure and glimpsing an integrated approach to risk management, the Internal Controls area became part of the structure of non-financial Risks.

The internal control Model ("MCI") deployed at Banco Santander is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), it is covering strategic components, operational, financial and compliance, disclosure that were set within the framework of internal control. The Bank has adapted its MCI to the most demanding international standards established by COSO (Internal Control – Integrated Framework 2013) having as main goals the mitigation of risks, providing transparency to the preparation and disclosure of financial statements and comply with the requirements of current legislation and of the regulatory agencies. The MCI is based on self-assessment by responsible of activities, processes, sub-processes, and controls (control self assessment-CSA) and disseminated within the Bank through regulatory, internal notes and instruction guides available on the local Intranet, Internal Controls Portal and the Norms Portal.

The system supports the Administration in the management of MCI, besides documenting the sub-processes, risks and associated controls, indicators, and also in certification by the managers responsible for controls activities, sub-processes, processes, activities and subgroups, which provides comfort as to the financial statements for certification for the CEO and the Director Executive Vice President.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d.2) Comprehensiveness and Sustainability

The comprehensiveness of Santander operational and technological risk management, as well as its business continuity management, exceeds the allocation of regulatory capital. Acting in an ethical and professional manner, the control of operational and technological risks generates important advantages for the Bank, ensuring its sustainable development, including:

•	Improvement of operational efficiency and productivity in the activities and processes.

•	Compliance with existing regulations: BACEN, SUSEP, CVM and BIS, as well as new requirements and monitoring the timely fulfillment of requests from regulators.

•	Strengthening of reputation and improvement in the relation of Risk x Return to the public with whom the Bank maintains relationship.

•	Maintenance and preservation of the quality and reliability of products and services provided, as well as of the related parties.

•	Identifying and addressing timely, corrections identified vulnerabilities in processes and testing of Business Continuity and Disaster Recovery.

•	Dissemination of culture of management and control of Operational Risks, by means of internal communication (intranet, printed materials, "online" courses and other ways), with reinforcement in the "Accountability".

This solid and efficient structure permits the continuous enhancement of existing methodologies and the further dissemination of the culture of responsibility in regard to the management and control of operational risk events.

d.3) Differential factor

The Non-financial Risk area invests in the development, training and updating of its professionals so they can keep up with changes in the business environment, in addition to offering training programs for other professionals through the intranet and on-site courses.

This has made a significant contribution to Santander Bank consistently achieving its strategic and operational goals, by providing knowledge of the exposure to assumed operational risks and the controlled environment, maintaining the Bank’s low-risk profile and ensuring the sustainable development of its operations.

Stand out:

•	Annual Operational and Technological Risk Prevention and Control Week;

•	Maintenance of the New Employee Interaction Program, “A single voice,” with lectures on responsibility and operational risk management;

•	Training on the necessary procedures for evaluating the internal control environment;

•	Mandatory training for all employees Santander Bank through NetCurses, addressing the issue of operational risks and business continuity;

•	The creation, dissemination and maintenance of Instruction Manuals, promoting corporate values and commitment;

•	Coordination of the annual process for projecting losses caused by operational risks, defining action plans to reduce these losses and for accountability;

•	Development of key risk indicators, aiming to ensure absolute and relative analyses based on volumetric and market analysis;

•	Integration with the other areas of the Bank, electing representatives for the most important ones, including the technology area;

•	Six-monthly review of Internal Controls of the company by the responsible managers for the controls, sub processes, processes and activities documented in MCI to support the Chief Executive Officer and Executive Vice President of Finance.

•	Accession to the new model released by COSO - Framework 2013 with the adequacy of existing controls to 17 new principles.

d.4) Communication Policy

The Non-Financial Risk area is part of Santander’s governance structure and produces a series of specific monthly reports for management detailing events that occurred, the main activities undertaken, and the corrective and precautionary action plans identified and monitored, ensuring transparency and providing knowledge for governance forums.

Semiannually, it prepares the Management Report and Control of Operational, Technological Risk , the Management of Business Continuity and the Evaluation of Internal Controls. Which is presented to the Bank’s Board of Directors and the Quality Assessment Report and Adequacy of the Internal Control Model presented on the Executive Committee for its awareness and to enable it to take resolutions on the results and activities developed in the period.

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

c. New products and services and suitability

All new products and services are debated/analyzed in internal committees on several levels until their risks are completely minimized, the Corporate Commercialization Committee (Comité Corporativo de Comercialización - CCC), integrated by executives of Banco Santander Spain, being the ultimate approval instance. After the approval these products and services are monitored, in order to identify events in a timely manner that may pose reputational risk, reported to the Commercialization Committee.

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

The Banco Santander continued in 2014 with the project for the progressive implementation of the technology platforms and methodological developments required for the roll-out of the AIRB approaches for regulatory capital calculation purposes.

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

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Pillar 2 is another significant line of action under the Basel Corporate Framework. In addition to reviewing and strengthening the methodology supporting the economic capital model, the technology was brought into line with the platform supporting Pillar 1, so that all the information on credit risk will come from this source.

Besides the Basel II implementations, Banco Santander complies with the new regulations of Basel III, as standards released by Bacen.

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

Internal model validation at the Banco Santander encompasses credit risk models, market risk models, pricing models, stress test models and the economic capital model. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the quality of the data they provide, on which their effective operation relies, and, in general, all the relevant aspects of advanced risk management (controls, reporting, uses, involvement of senior management, etc.). Therefore, the aim of internal validation is to review quantitative, qualitative, technological and corporate governance related to regulatory and management aspects concerning the model risk control.

The internal validation function is located, at corporate level, within the Integrated Risk Control and Internal Risk Validation area (CIVIR) and reports directly to head office (the third deputy chairman of the Bank and to the chairman of the risk committee) in Madrid. This function is performed at a global and corporate level in order to ensure uniformity of application. The need to validate models implemented at different units subject to create five corporate validation centers located in Spain, UK, US, Brazil and Poland. This facilitates the application of a corporate methodology that is supported by a set of tools developed internally by the Banco Santander which provide a robust corporate framework for application at all the Bank’s units and which automate certain verifications to ensure efficient reviews.

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

In order to adequately manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on financial projections (balance sheets, income statement, etc.) and on macroeconomic scenarios estimated by the Economic Research Service. These estimates are used by the Bank as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets and ensure adequate solvency levels.

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

% Capital	2014	2013		2012
Risk Type	New Methodology	New Methodology	New Methodology	Comparison
Credit	60%	56%	57%	65%
Market	5%	4%	4%	4%
ALM	9%	9%	5%	6%
Business	4%	5%	8%	9%
Operational	7%	8%	13%	14%
Fixed Assets	1%	1%	1%	1%
Intangible Assets	2%	6%	4%	-
Pension Funds	2%	2%	3%	-
Deferred Tax Assets	10%	9%	5%	-
TOTAL	100%	100%	100%	100%

Still, for being a commercial Bank, credit is the main source of risk in Banco Santander and evolution of your wallet a leading factor for oscillation.

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

46. Supplementary information – Reconciliation of shareholders’ equity and net income

The table below presents a conciliation of stockholders' equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousands of Reais	Note	2014	2013	2012
Shareholders' equity attributed under to the Parent Brazilian GAAP		57,320,685	62,819,207	63,451,508
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	(80,855)	3,367	7,032
Redesignation of financial instruments to available-for-sale	b	34,852	28,912	460,340
Impairment on loans and receivables	c	128,080	155,527	80,413
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d	273,275	319,533	394,823
Reversal of goodwill amortization	e	20,620,628	17,060,156	13,423,171
Realization on purchase price adjustments	f	874,738	999,510	1,068,715
Recognition of fair value in the partial sale in subsidiaries	g	112,052	112,052	-
Option for Acquisition of Equity Instrument	h	(950,000)	-	-
Others		(30,335)	(132,063)	12,994
Shareholders' equity attributed to the parent under IFRS		78,303,120	81,366,201	78,898,996
Non-controlling interest under IFRS		380,173	289,101	237,130
Shareholders' equity (including non-controlling interest) under IFRS		78,683,293	81,655,302	79,136,126

Thousands of Reais	Note	2014	2013	2012
Net income attributed to the Parent under Brazilian GAAP		2,161,170	2,107,327	2,725,748
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	(78,659)	(17,587)	(20,797)
Redesignation of financial instruments to available-for-sale	b	(29,802)	96,213	(118,847)
Impairment on loans and receivables	c	36,998	75,114	(628,474)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d	(11,053)	(75,290)	(150,940)
Reversal of goodwill amortization	e	3,683,391	3,636,985	3,636,944
Realization on purchase price adjustments	f	(75,151)	(69,205)	(59,037)
Recognition of fair value in the partial sale in subsidiaries	g	-	112,052	-
Others		(56,871)	(142,115)	98,009
Net income attributed to the parent under IFRS		5,630,023	5,723,494	5,482,606
Non-controlling interest under IFRS		77,753	124,630	10,618
Net income (including non-controlling interest) under IFRS		5,707,776	5,848,124	5,493,224

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

b) Redesignation of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments, for example, in debt securities at amortized cost and equity securities at cost. At the time of preparing this balance sheets, management revised its strategy for managing their investments and in accordance with the premises of the Central Bank Circular 3.068, were reclassified debt securities category for "negotiation" with record in fair value through profit or loss. Under IFRS, the Bank has classified these investments as available for sale, measuring them at fair value with changes recognized in the "Consolidated statements of comprehensive income", within the scope of IAS 39 "Financial Instruments: Recognition and Measurement", which does not allow reclassification of any financial instrument for the fair value through profit or loss category after initial recognition.

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

f) Realization on purchase price adjustments:

As part of the allocation of the purchase price related to the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

•	The allocation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is apportion by its average realization period.

•	The amortization of the identified intangible assets with finite lives over their estimated useful lives.

g) Recognition of fair value in the partial disposal of investments in subsidiaries

Under IFRS, in accordance with IFRS 10 "Consolidated Financial Statements" on partial disposal of a permanent investment, fair value is recognized over the remaining portion. Under BRGAAP, this type of operation, ongoing participation is accounted for by its book value.

h) Option for Acquisition of Equity Instrument

Within the context of transaction, Banco Santander has granted to the members of Getnet S.A. a put option over all shares of Getnet S.A. held by them. The overall out in IAS 32, a financial liability was recognized for this commitment, with a specific charge in an account in stockholders' equity in the amount of R$950 million.

47. Subsequent Event

a) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore, and Banco Bonsucesso S.A. entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans.

On February 10, 2015, after all suspensory conditions being attended for the conclusion of the transaction, Aymoré subscribed and paid for the shares representing 60% of the total and voting capital of Banco Bonsucesso Consignado S.A.'s in the amount of R$460 million, becoming the controlling shareholder, Banco Bonsucesso will own the remaining portion of its share capital (40%). On February 26, 2015, was published in the Diário Oficial da União approval by the BACEN of this transfer of corporate control.

b) Remeasurement of investment in FIP Sondas

In view of the scarcity of information to reliably measure the fair value of certain investments held in the consolidated form, in prudential character, the Bank decided to recognize a negative adjustment of approximately R$77 million, net of tax effect, in the Consolidated Income Statement of this year, equivalent to the remeasurement to the respective cost value of the investment.

c) Change in IOF tax rate

The Decree 8.392, of January 20, 2015, amended Decree 6.306, of December 14, 2007, which regulates the tax on credit and exchange transactions, insurance or related to securities – IOF. The Decree, which takes effect on the date of its publication, increases the tax rate of 1.5% to 3.0% for credit transactions for the consumer, among other changes. Banco Santander doesn’t expect significant effects in its operations in consequence of this change in tax rate.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.	Activity	Direct	Participation % Indirect	Adjusted Stockholders' Equity	Net Income
Banco Bandepe S.A.	Bank	100.00%	100.00%	2,958,836	48,724
Santander Leasing S.A. Arrendamento Mercantil	Leasing	78.57%	99.99%	5,261,920	460,957
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%	1,296,864	318,018
Santander Brasil Administradora de Consórcio Ltda.	Buying club	100.00%	100.00%	146,914	19,876
Santander Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%	22,111	726
Santander Brasil Advisory Services S.A.	Other Activities	96.52%	96.52%	13,431	682
Santander Securities Services Brasil DTVM S.A.(3)	Dealer	100.00%	100.00%	869,700	18,794
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	99.99%	100.00%	402,277	58,410
Santander Participações S.A.(4)	Holding	100.00%	100.00%	1,754,462	83,665
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet Serviços para Meios de Pagamento S.A. (Santander Getnet)(1) (8)	Other Activities	88.50%	88.50%	1,349,718	162,200
Sancap Investimentos e Participações S.A.	Holding	100.00%	100.00%	313,254	97,178
Mantiq Investimentos Ltda.	Other Activities	100.00%	100.00%	10,708	4,945
Santos Energia Participações S.A.(6)	Holding	100.00%	100.00%	-	-
Santander Brasil EFC	Financial	100.00%	100.00%	2,501,672	62,895
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance Broker	60.65%	60.65%	569,491	102,123

Controlled by Santander Serviços
Webcasas S.A.	Other Activities	-	100.00%	20,502	(3,470)

Controlled by Getnet S.A.(5)
Auttar HUT Processamento de Dados Ltda. (Auttar HUT) (5)	Other Activities	-	100.00%	7,674	(104)
Go Pay Comércio e Serviços de Tecnologia da Informação Ltda. (Go Pay) (5)	Other Activities	-	100.00%	281	(576)
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)(5)	Other Activities	-	100.00%	33	(96)
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale) (5)	Other Activities	-	100.00%	40	(1,830)
Transacciones Eletrónicas Pos Móvil S.A. (Pos Móvil) (5)	Other Activities	-	100.00%	332,515	(124,187)
Izetlle do Brasil S.A. (5) (7)	Other Activities	-	50.00%	(3,117)	(13,380)

Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	-	100.00%	188,420	88,330
Evidence Previdência S.A. (2)	Holding	-	100.00%	187,602	2,355

Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super) (9)	Other Activities	-	50.00%	2,957	(6,216)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.	Activity	% Direct	Participation % Indirect	Adjusted Stockholders' Equity	Net Income
Brazil Foreign Diversified Payment Rights Finance Company(a)	Securitization	-	(a)	-	-
Santander FIC FI Contract I Referenciado DI (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Unix Multimercado Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Financial Curto Prazo (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Capitalization Renda Fixa (a)	Investment Fund	-	(a)	-	-
Santander Paraty QIF PLC (a)	Investment Fund	-	(a)	-	-

(a)Company over which effective control is exercised, according with IFRS 10 - Consolidated Financial Statements, and there is no ownership interest.

(1) Banco Santander has authority to make decisions related to business strategy. Additionally, Banco Santander allows Getnet the use of its branch network and brand for the sale of products, which among other factors determines the Bank's control of Getnet.

(2) On Extraordinary Stockholder's Meeting realized on December 2, 2013, to change the name of Ablasa Participações S.A. to Evidence Previdência S.A., and amendment its bylaws for the establishment and operation of pension benefit plans granted character was passed in the form of income continued or single payment, accessible to any individuals whose case is pending approval by SUSEP.

(3) The Shareholders’ Meeting of June 6, 2014, was approved to change the name of the CRV DTVM for Santander Securities Services Brazil DTVM S.A., the change of the corporate name was approved by the Central Bank on July 25, 2014 (Note 37.e). The ESM held on September 16, 2014 approved the capital increase by the amount of R$822,000, wherein 50% of its value R$ 441,000 was paid by Banco Santander in the act and the remaining 50% R$441,000 will be paid within 120 day from the referred date. Due to the capital increase, 1,673,368 new ordinary shares, no face value, were issued and its capital was increased from R$18,313 to R$840,313. The capital increase was approved by the Central Bank, on October 3, 2014. (note 3).

(4) At the Extraordinary General Meeting held on August 1, 2014 was approved the increase of its capital stock amounting to R$98,562; and the capital stock of R$1,131,738 to R$1,230,300 through the issuance of 242,471 new ordinary shares subscribed and paid by Banco Santander as follows: R$20,050 in local currency and R$78,512 through the transfer at Banco Santander, of 131,583,368 ordinary shares Santos Energia Participações S.A. (Santos Energia), through its investment in Santos Energia to Santander Participações. At the EGM held on September 1, 2014, was approved a further increase in the share capital of Santander Participações of R$320,700, and the capital stock of R$1,230,300 for R$1,551,000 through the issuance of 761,053 new ordinary shares subscribed and paid by Banco Santander as follows: R$249,087 in local currency and R$71,613 by transferring at Banco Santander, of 252,311 ordinary shares of BW Guirapá I SA, and its tied obligation to those shares of conduct the paying in still pending in BW Guirapá I SA in the amount of R$91,000, through its investment for Santander Participações.

(5) Companies acquired indirectly by the acquisition of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.S.A. (Getnet) by Getnet S.A (current corporate name of Santander Getnet)

(6) At the ESM occurred on September 8, 2014, the shareholders approved a capital increase at the amount of R$23,820, from the current capital of R$87,180 to R$111,000, by the issuance of 40,448,655 new common shares, no face value, subscribed and paid by Santander Participações. In September of 2014, the investment control held on Santos Energia and their wind energy companies were reclassified to non-current assets held for sale, as mentioned in Note 5.

(7) Investment acquired on March 7, 2014.

(8) On April 4, 2014, was realized the payment of the total capital of Santander Getnet the amount of R$3,000, from the current R$13,000 to R$16,000. At The ESM held on July 31, 2014 the shareholders approved a capital increase at the amount of R$1,173,503, from the current capital R$16,000 to R$1,189,503, by issuance of 53,565,000 new common shares, nominative and no face value, fully subscribed and paid by Banco Santander as follows: R$ 1,156,263 in current national currency and R$17,240 by conferencing of 5,300 common shares, no face value, issued by Izettle do Brasil Meios de Pagamento S.A. from Banco Santander to Santander Getnet capital. At the ESM held on August 31, 2014 the shareholders of the companies approved the merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) into Santander Getnet and they also approved the changing of the corporate name, from the current Santander Getnet to Getnet S.A.

(9) Investment acquired on December 12, 2014 (Note 37th). The EGM of December 15, 2014, approved the capital reduction in order to fit the value of effectively paid amounts, which goes from R $ 51,128 to R $ 49,451, said reduction in the amount of R $ 1,677, without cancellation of shares, and no refund of any amounts to shareholders, subject to the provisions of applicable law.

