Form 20-F
period 2015-12-31
Banco Santander (Brasil) S.A.
filed 2016-04-29
CIK 1471055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ______ .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

3,850,970,714 common shares
3,712,111,703 preferred shares

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

Presentation of Financial and Other Information

In this annual report, the terms “Santander Brasil,” the “Bank,” “we,” “us,” “our,” “our company” and “our organization” mean Banco Santander (Brasil) S.A. and its consolidated subsidiaries, unless otherwise indicated. References to “Banco Real” mean Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. and their respective consolidated subsidiaries, unless otherwise indicated. References to “Banespa” mean Banco do Estado de São Paulo S.A. – Banespa, one of our predecessor entities. The term “Santander Spain” means Banco Santander, S.A. References to “Santander Group” mean the worldwide operations of the Santander Spain conglomerate, as indirectly controlled by Santander Spain and its consolidated subsidiaries, including Santander Brasil.

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States (or “U.S.”) dollars. All references to “euro,” “euros” or “€” are to the common legal currency of the member states participating in the European Economic and Monetary Union. References to “CI$” are to Cayman Islands dollars. References to “£” are to United Kingdom pounds sterling. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank (Banco Central do Brasil), or the “Brazilian Central Bank” as of December 31, 2015, which was R$ 3.9048 to U.S.$1.00, or on the indicated dates (subject, on any applicable date, to rounding adjustments). We make no representation that the real or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular exchange rate or at all.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Consolidated Financial Statements

We maintain our books and records in reais, our functional currency and the presentation currency for our consolidated financial statements.

This annual report contains our consolidated financial statements as of December 31, 2015, 2014 and 2013, and for the years ended December 31, 2015, 2014 and 2013. Such consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretation Committee (“IFRIC”), and have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, whose report is included herein.

IFRS differs in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). IFRS also differs in certain significant respects from Brazilian GAAP (as defined below). Note 46 to our audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013, included herein, contains information relating to certain differences between IFRS and Brazilian GAAP.

For statutory purposes, we are required by the Brazilian Central Bank to prepare consolidated financial statements according to IFRS. However, we will also continue to prepare statutory financial statements in accordance with accounting practices established by the Law 6,404, dated December 15, 1976 (“Brazilian Corporate Law”) and standards established by the National Monetary Council (Conselho Monetário Nacional ) or “CMN”, the Brazilian Central Bank and document template provided in the Accounting Chart for National Financial System Institutions (Plano Contábil das Instituições do Sistema Financeiro Nacional) or “Cosif” and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) or “CVM” to the extent such practices do not conflict with the rules of the Brazilian Central Bank, the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis) or “CPC” to the extent approved by the Brazilian Central Bank, the National Council of Private Insurance (Conselho Nacional de Seguros Privados) or “CNSP” and the Superintendence of Private Insurance (Superintendência de Seguros Privados) or “SUSEP”. We refer to such Brazilian accounting practices as “Brazilian GAAP.” See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Auditing Requirements.”

Market Share and Other Information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from internal surveys, market research, publicly available information and industry publications. This data is updated to the latest available information, as of the date of this annual report. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian association of savings and mortgage financing entities (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança) or “ABECIP”; the Brazilian association of credit card companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços) or “ABECS”; the Brazilian association of leasing companies (Associação Brasileira de Empresas de Leasing) or “ABEL”; the national association of financial and capital markets entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) or “ANBIMA”; the Brazilian Central Bank; the Brazilian social and economic development bank (Banco Nacional de Desenvolvimento Econômico e Social) or “BNDES”; the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) or the “IBGE;” the Brazilian bank federation (Federação Brasileira de Bancos), or “FEBRABAN”; the national federation of private retirement and life insurance (Federação Nacional de Previdência Privada e Vida) or “FENAPREVI”; the Getúlio Vargas Foundation (Fundação Getúlio Vargas) or “FGV”; the Brazilian Central Bank system (Sistema do Banco Central), or “SISBACEN”; the SUSEP; and the CVM, among others.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

2A. Offer Statistics

Not applicable.

2B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

Financial information for Santander Brasil at and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 has been derived from our audited consolidated financial statements prepared in accordance with IFRS. See “Item 18. Financial Statements.” This financial information should be read in conjunction with our audited consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Income Statement Data

	For the year ended December 31,
	2015	2015	2014	2013	2012	2011
	(in millions of U.S.$)(1)	(in millions of R$)
Interest and similar income	17,893	69,870	58,924	51,217	52,644	51,716
Interest expense and similar charges	(9,868)	(38,533)	(31,695)	(22,738)	(21,057)	(23,920)
Net interest income	8,025	31,337	27,229	28,479	31,587	27,796
Income from equity instruments	37	143	222	81	94	94
Income from companies accounted for by the equity method	30	116	91	91	73	54
Fee and commission income	3,021	11,797	11,368	10,742	9,611	8,629
Fee and commission expense	(593)	(2,314)	(2,602)	(2,641)	(2,001)	(1,429)
Gains (losses) on financial assets and liabilities (net)	(5,123)	(20,002)	2,748	(1,146)	(548)	(134)
Exchange differences (net)	2,583	10,084	(3,636)	551	378	(121)
Other operating income (expenses)	(89)	(347)	(470)	(445)	(623)	(378)
Total income	7,891	30,814	34,950	35,712	38,571	34,511
Administrative expenses	(3,717)	(14,515)	(13,942)	(13,850)	(13,773)	(12,783)
Depreciation and amortization	(381)	(1,490)	(1,362)	(1,252)	(1,201)	(1,000)
Provisions (net)(2)	(1,025)	(4,001)	(2,036)	(2,692)	(2,057)	(2,985)
Impairment losses on financial assets (net)(3)	(3,492)	(13,634)	(11,272)	(14,118)	(16,476)	(9,382)
Impairment losses on other assets (net)	(313)	(1,221)	4	(345)	(38)	(39)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	200	781	87	460	501	5
Gains (losses) on non-current assets held for sale not classified as discontinued operations	13	50	15	103	(52)	447
Operating profit before tax	(824)	(3,216)	6,443	4,018	5,475	8,774
Income taxes	3,342	13,050	(736)	(233)	(37)	(1,101)
Net Profit from Continuing Operations	2,518	9,834	5,708	3,785	5,438	7,673
Discontinued Operations(4)	—	—	—	2,063	55	74
Consolidated Profit for the Year	2,518	9,834	5,708	5,848	5,493	7,747

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2015, for reais into U.S. dollars of R$3.9048 to U.S.$1.00.

(2)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

(3)	Net provisions to the credit loss allowance less recovery of loans previously written off.

(4)	On December 17, 2013, we concluded the sale of our asset management business, by way of disposal of all of the shares of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. The gains/losses from our disposal of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. are recorded in "Discontinued Operations" pursuant to IFRS 5 – Discontinued Operations.

Earnings and Dividend per Share Information

	For the year ended December 31,
	2015	2014	2013	2012	2011
Basic Earnings per 1,000 shares
From continuing and discontinued operations(1)
Basic Earnings per shares (reais)
Common Shares	1,236.96	709.69	719.89	689.29	970.56
Preferred Shares	1,360.66	780.66	791.87	758.22	1,067.62
Diluted Earnings per shares (reais)
Common Shares	1,235.79	709.40	719.60	688.87	970.56
Preferred Shares	1,359.36	780.34	791.56	757.75	1,067.62
Basic Earnings per shares (U.S. dollars)
Common Shares	316.78
Preferred Shares	348.46
Diluted Earnings per shares (U.S. dollars)
Common Shares	316.48
Preferred Shares	348.13
From continuing operations
Basic Earnings per shares (reais)
Common Shares	1,236.96	709.69	460.35	628.34	961.25
Preferred Shares	1,360.66	780.66	506.38	750.57	1,057.38
Diluted Earnings per shares (reais)
Common Shares	1,235.79	709.40	460.16	681.92	961.25
Preferred Shares	1,359.36	780.34	506.18	750.11	1,057.38
Basic Earnings per shares (U.S. dollars)
Common Shares	316.78
Preferred Shares	348.46
Diluted Earnings per shares (U.S. dollars)
Common Shares	316.48
Preferred Shares	348.13
From discontinued operations
Basic Earnings per shares (reais)
Common Shares	—	—	259.54	6.95	9.31
Preferred Shares	—	—	285.49	7.65	10.24
Diluted Earnings per shares (reais)
Common Shares	—	—	259.43	6.95	9.31
Preferred Shares	—	—	285.38	7.64	10.24
Basic Earnings per shares (U.S. dollars)
Common Shares	—	—
Preferred Shares	—	—

	For the year ended December 31,
	2015	2014	2013	2012	2011
Diluted Earnings per shares (U.S. dollars)
Common Shares	—	—
Preferred Shares	—	—
Dividends and interest on capital per shares
Common Shares (reais)	784.90	193.26	305.15	335.73	398.43
Preferred Shares (reais)	863.39	212.59	332.36	369.30	438.28
Common Shares (U.S. dollars)	201.01
Preferred Shares (U.S. dollars)	221.11
Weighted average share outstanding (in thousands) – basic
Common Shares	3,839,159	3,851,278	3,858,717	3,860,354	3,869,850
Preferred Shares	3,700,299	3,710,746	3,719,858	3,721,493	3,730,991
Weighted average share outstanding (in thousands) – diluted
Common Shares	3,842,744	3,852,823	3,860,239	3,862,679	3,869,850
Preferred Shares	3,703,884	3,712,291	3,721,380	3,723,817	3,730,991

(1)	Per share amounts reflect the effects of the bonus share issue and reverse share split described under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of our Results of Operations—Bonus Shares and Reverse Share Split (Inplit)”, for each period presented.

Balance Sheet Data

	As of December 31,
	2015	2015	2014	2013	2012	2011
	(in millions of U.S.$)(1)	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank	22,829	89,143	55,904	51,714	55,535	65,938
Financial assets held for trading	12,942	50,537	56,014	30,219	31,638	29,901
Other financial assets at fair value through profit or loss(2)	533	2,080	997	1,298	1,228	665
Available-for-sale financial assets	17,482	68,265	75,164	46,287	44,149	44,608
Held to maturity investments	2,586	10,098	—	—	—	—
Loans and receivables	78,434	306,269	264,608	258,778	226,957	202,757
Hedging derivatives	336	1,312	213	323	156	81
Non-current assets held for sale	317	1,237	930	275	166	132
Investments in associates and joint ventures	272	1,061	1,023	1,064	472	422
Tax assets	8,904	34,770	23,020	22,060	21,497	17,017
Other assets	974	3,802	5,067	5,085	5,601	4,803
Tangible assets	1,794	7,006	7,071	6,886	5,938	5,008
Intangible assets	7,635	29,814	30,221	29,064	29,271	29,245
Total assets	155,039	605,395	520,231	453,053	422,608	400,579
Average total assets	146,465	571,918	478,560	435,286	408,143	394,788

	As of December 31,
	2015	2015	2014	2013	2012	2011
	(in millions of U.S.$)(1)	(in millions of R$)
Liabilities
Financial liabilities held for trading	10,855	42,388	19,570	13,554	5,352	5,047
Financial liabilities at amortized cost	117,108	457,282	392,186	329,701	306,976	291,452
Deposits from the Brazilian Central Bank and deposits from credit institutions	17,786	69,451	63,674	34,032	35,074	51,527
Customer deposits	62,242	243,043	220,644	200,156	188,595	174,474
Marketable debt securities	24,242	94,658	70,355	65,301	54,012	38,590
Subordinated debts	4,624	18,056	14,067	8,906	11,919	10,908
Other financial liabilities	8,214	32,073	23,446	21,306	17,376	15,952
Hedging derivatives	609	2,377	894	629	282	36
Provisions(2)	2,922	11,410	11,127	10,892	12,775	11,358
Tax liabilities	1,345	5,253	12,423	11,693	13,784	11,876
Other liabilities	1,754	6,850	5,346	4,928	4,303	3,928
Total liabilities	134,593	525,559	441,548	371,397	343,472	323,696
Stockholders’ equity	21,392	83,532	80,105	83,340	79,921	77,117
Other Comprehensive Income	(1,058)	(4,132)	(1,802)	(1,973)	(1,022)	(254)
Non-controlling interests	111	435	380	289	237	19
Total Stockholders’ Equity	20,445	79,835	78,683	81,655	79,136	76,882
Total liabilities and stockholders’ equity	155,039	605,395	520,231	453,053	422,608	400,578
Average interest-bearing liabilities	102,440	400,008	318,639	287,382	265,328	244,453
Average total stockholders’ equity	20,865	81,475	78,818	80,916	77,886	75,606

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2015, for reais into U.S. dollars of R$3.9048 to U.S.$1.00.

(2)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

Selected Consolidated Ratios(*)

	At and for the Year Ended December 31,
	2015	2014	2013	2012	2011
	in (%)
Profitability and performance*
Net yield(1)	6.6	6.9	8.1	9.6	8.7
Return on average total assets	1.7	1.2	1.3	1.3	2.0
Return on average stockholders’ equity(2)	12.1	7.3	7.3	7.1	10.3
Adjusted return on average stockholders’ equity(2)	18.5	11.3	10.9	10.8	16.3

Capital adequacy
Average stockholders’ equity as a percentage of average total assets(2)	14.2	16.4	18.5	19.1	19.2
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(2)	9.8	11.3	13.1	13.3	13.0
Basel capital adequacy ratio(3)	15.7	17.5	19.2	20.8	24.8

Asset quality
Impaired assets as a percentage of loans and advances to customers (gross)(4)	7.0	5.6	6.2	7.6	6.7
Impaired assets as a percentage of total assets(4)	3.1	2.7	3.1	3.8	3.3
Impaired assets as a percentage of credit risk exposure(4)(5)	6.0	4.8	5.4	6.7	6.0
Impairment losses as a percentage of impaired assets(4)	81.9	95.8	96.1	87.0	85.0
Impairment losses as a percentage of loans and advances to customers (gross)	5.7	5.4	6.0	6.6	5.7
Derecognized assets as a percentage of loans and advances to customers (gross)	4.4	4.9	6.5	7.2	4.7
Impaired assets as a percentage of stockholders’ equity(4)	23.3	17.8	17.2	20.3	17.0
Impaired assets as a percentage of stockholders’ equity excluding goodwill(2)(4)	36.1	27.5	25.9	30.9	26.3

Liquidity
Loans and advances to customers, net as a percentage of total funding(6)	59.3	63.9	69.0	67.9	66.4
Other Information

Efficiency
Efficiency ratio(7)	47.1	39.9	38.8	35.7	37.0
Adjusted efficiency ratio(7)	34.3	38.1	36.4	34.4	35.4

*	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1)	“Net yield” is a non-GAAP financial measure and is defined as net interest income (including dividends on equity securities) divided by average interest earning assets. The ratio is disclosed in the table of non-GAAP financial measures presented immediately after these notes.

(2)	“Return on average stockholders’ equity”, “Average stockholders’ equity as a percentage of average total assets”, “Adjusted return on average stockholders’ equity”, “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” and “Impaired assets as a percentage of stockholders’ equity excluding goodwill” are non-GAAP financial measures which adjust “Return on average stockholders’ equity,” “Average stockholders’ equity as a percentage of average total assets” and “Impaired assets as a percentage of stockholders’ equity”, to exclude the goodwill arising from the acquisition of Banco Real in 2008, GetNet and Super, both in 2014 and Banco Bonsucesso Consignado S.A. in 2015.

(3)	Basel III capital adequacy ratio as measured pursuant to Brazilian Central Bank rules in effect as from December 31, 2014. This ratio is subject to a phased-in implementation schedule established by the Brazilian Central Bank, which will be completed by 2019. The Basel III framework applies to all banks operating in Brazil and covers, among other things, minimum capital requirements, capital buffers, risk-based capital measures, liquidity standards, exposures to central counterparties, as well as the definition of consolidated enterprise level (conglomerado prudencial). Since the enactment of the initial Basel III framework in 2013, the authorities have been implementing additional regulations and some important amendments to the existing framework. For more information see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Capital Adequacy and Leverage – Basel”.

(4)	Impaired assets include all loans and advances past due by more than 90 days and other doubtful credits. For further information see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets.”

(5)	“Impaired assets as a percentage of credit risk exposure” is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and documentary credits. We present the off-balance information to better demonstrate our total managed credit risk.

(6)	“Loans and advances to customers, net as a percentage of total funding” is a non-GAAP financial measure. Total funding is the sum of financial liabilities at amortized cost, excluding the other financial liabilities. For further information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Funding”.

(7)	Efficiency ratio is a non-GAAP financial measure equivalent to the administrative expenses divided by total income. The adjustment by the efficiency ratio impacts the line items income tax, gains (losses) on financial assets and liabilities and exchange rate differences but does not affect the “net profit from continuing operations” line item. Our management believes that the adjusted efficiency ratio provides a more consistent framework for evaluating and conducting business, as a result of excluding from our revenues the effect of the volatility caused by possible gains and losses on our hedging strategies for tax purposes. For example, in 2015, the effects of the devaluation of the real against foreign currencies impacted our tax hedging of the investments denominated in dollars generating losses of R$11,532 million recorded under “gains/losses on financial assets and liabilities (net)”, equivalent to a 12.8% variance in the efficiency ratio. In 2014, the effects of the devaluation of the real against foreign currencies impacted our tax hedging of the investments denominated in U.S. dollars generating losses of R$1,668 million recorded under “gains/losses on financial assets and liabilities (net)”, equivalent to a 1.8% variance in the efficiency ratio. In 2013, the effects of the devaluation of the real against foreign currencies impacted our tax hedging of the investments denominated in U.S. dollars generating losses of R$2,367 million recorded under “gains/losses on financial assets and liabilities (net)”, equivalent to a 2.4% variance in the efficiency ratio. In 2012, the impact of tax hedging in U.S. dollars was a loss of R$1,437 million and a gain of R$1,646 million in 2011, which corresponded to a variation in the efficiency ratio of 1.3% in 2012.

The information below presents the calculation of these non-GAAP financial measures from each of their most directly comparable financial measures.

	At and for the year ended December 31,
	2015	2014	2013	2012	2011
	(in millions of R$, except as otherwise indicated)
Net Yield:
Net Interest Income	31,884	27,769	28,939	31,959	28,177
Average earning assets	480,401	401,940	358,909	333,166	323,660
Net yield	6.6%	6.9%	8.1%	9.6%	8.7%
Return on average stockholders’ equity:
Consolidated profit for the year	9,834	5,708	5,848	5,493	7,747
Average stockholders’ equity	81,475	78,818	80,916	77,886	75,606
Return on average stockholders’ equity	12.1%	7.2%	7.3%	7.1%	10.3%
Adjusted return on average stockholders’ equity:
Consolidated profit for the year	9,834	5,708	5,848	5,493	7,747
Average stockholders’ equity	81,475	78,818	80,916	77,886	75,606
Average goodwill	28,376	27,747	27,218	27,218	27,975
Average stockholders’ equity excluding goodwill	53,130	51,071	53,698	50,668	47,631
Adjusted return on average stockholders’ equity	18.5%	11.2%	10.9%	10.8%	16.3%
Average stockholders’ equity as a percentage of average total assets:
Average stockholders’ equity	81,475	78,818	80,916	77,886	75,606
Average total assets	571,860	478,560	435,283	408,143	394,788
Average stockholders’ equity as a percentage of average total assets	14.2%	16.5%	18.5%	19.1%	19.2%

	At and for the year ended December 31,
	2015	2014	2013	2012	2011
	(in millions of R$, except as otherwise indicated)
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill:
Average stockholders’ equity	81,475	78,818	80,916	77,886	75,606
Average goodwill	28,344	27,747	27,218	27,218	27,975
Average stockholders’ equity excluding goodwill	53,130	51,071	53,698	50,668	47,631
Average total assets	571,860	478,560	435,283	408,143	394,788
Average goodwill	28,376	27,747	27,218	27,218	27,975
Average total assets excluding goodwill	543,515	450,813	408,065	380,925	366,813
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill	9.8%	11.3%	13.1%	13.3%	13.0%
Impaired assets as a percentage of stockholders’ equity:
Impaired assets	18,599	14,011	14,022	16,057	13,073
Stockholders’ equity	79,835	78,683	81,655	79,136	76,882
Impaired assets as a percentage of stockholders’ equity	23.3%	17.8%	17.2%	20.3%	17.0%
Impaired assets as a percentage of stockholders’ equity excluding goodwill:
Impaired assets	18,599	14,011	14,022	16,057	13,073
Stockholders’ equity	79,835	78,683	81,655	79,136	76,882
Goodwill	28,333	28,271	27,218	27,218	27,218
Stockholders’ equity excluding goodwill	53,130	51,071	54,148	51,918	49,664
Impaired assets as a percentage of stockholders’ equity excluding goodwill	36.1%	27.5%	25.9%	30.9%	26.3%
Impaired assets as a percentage of computable credit risk:
Credit risk exposure	310,877	288,445	257,357	239,312	217,442
Total loans	267,266	249,110	226,206	210,740	194,184
Guarantee	43,611	39,923	31,150	28,571	23,258
Impaired assets	18,599	14,011	14,022	16,057	13,073
Impaired assets as a percentage of credit risk exposure	6.0%	4.9%	5.4%	6.7%	6.0%

Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding the substantial impact of the R$27 billion goodwill arising from the acquisition of Banco Real during the year ended December 31, 2008, the R$1.1 billion goodwill arising from the acquisition of GetNet and Super both during 2014, the acquisition of Banco Bonsucesso S.A. in 2015 and the significance of other factors affecting stockholders’ equity and the related ratios. Accordingly, we believe that the non-GAAP financial measures presented are useful to investors and support our capital analysis. The limitation associated with the exclusion of goodwill from stockholders’ equity is that it has the effect of excluding a portion of the total investment in our assets. We compensate for this limitation by also considering stockholders’ equity including goodwill, as set forth in the above tables.

The table below presents the reconciliation of our adjusted efficiency ratio to the most directly comparable GAAP financial measures for each of the periods presented.

	At and for the year ended December 31,
	2015	2014	2013	2012	2011
	(in millions of R$, except as otherwise indicated)
Efficiency ratio
Administrative expenses	14,515	13,942	13,850	13,773	12,783
Total income	30,814	34,950	35,712	38,570	34,510
of which:
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(9,918)	(888)	(595)	(170)	(255)
Efficiency ratio	47.1%	39.9%	38.8%	35.7%	37.0%

Total Income	30,814	34,950	35,712	38,570	34,510
Effects of the hedge for investments held abroad	11,532	1,668	2,367	1,437	1,646
Total income excluding effects of the hedge for investments held abroad	42,346	36,735	38,079	40,007	36,156

Administrative expenses	14,515	13,942	13,850	13,773	12,783
Total income excluding effects of the hedge for investments held abroad	42,346	36,618	38,079	40,007	36,156
of which:
Gains (losses) on financial assets and liabilities (net) excluding effects of the hedge for investments held abroad	(31,535)	1,080	1,772	1,267	1,411
Efficiency ratio adjusted for effects of the hedge for investments held abroad	34.3%	38.1%	36.4%	34.4%	35.4%

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the real/ U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the real declined against the U.S. dollar. Between 2006 and 2008, the real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. Given the recent turmoil in international markets and the current Brazilian macroeconomic outlook, the real depreciated against the U.S. dollar from mid-2011 to early 2016. In early 2016, the real appreciated against the U.S. dollar, primarily as a result of Brazil’s changing political conditions. The Brazilian Central Bank has intervened in the foreign exchange market to control unstable movements of exchange rates. The real may fluctuate against the U.S. dollar substantially in the future. For further information on these risks, see “—D. Risk Factors—Risks Relating to Brazil and Macroeconomic Conditions in Brazil and Globally—Exchange rate volatility may have a material adverse effect on the Brazilian economy and on our business”.

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated:

	Period-end	Average(1)	Low	High
	(per U.S. dollar)
Year:
2011	1.87	1.67	1.53	1.90
2012	2.04	1.96	1.70	2.11
2013	2.34	2.16	1.95	2.45
2014	2.66	2.36	2.19	2.74
2015	3.90	3.34	2.57	4.19

	Period-end	Average(1)	Low	High
	(per U.S. dollar)
Month Ended:
October 2015	3.86	3.88	3.74	4.00
November 2015	3.85	3.78	3.70	3.85
December 2015	3.90	3.87	3.75	3.98
January 2016	4.04	4.05	3.99	4.16
February 2016	3.98	3.97	3.86	4.05
March 2016	3.56	3.70	3.56	3.99
April 2016 (through April 27)	3.53	3.58	3.51	3.69

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates on the close of each business day during the period.

Our parent company, Santander Spain, reports its financial condition and results of operations in euros. As of December 31, 2015, the exchange rate for euro to real was R$4.2504 per €1.00.

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

The Brazilian government has frequently intervened in the Brazilian economy and has on occasion made significant changes in policy and regulations. In the past, the Brazilian government has adopted measures, including, among others, changes in regulations, price controls, capital controls, changes in the exchange rate regime and limitations on imports, which have affected Brazilian asset prices. Recently, the Brazilian government has adopted measures, including changes in tax policies and constraints that have affected Brazilian asset prices and the trading price of our securities. We and the trading price of our securities may be adversely affected by changes in policy, laws, or regulations at the federal, state and municipal levels involving or affecting factors such as:

•	interest rates;

•	currency volatility;

•	inflation;

•	reserve requirements;

•	capital requirements;

•	liquidity of capital and lending markets;

•	non-performing loans;

•	tax policies;

•	exchange rate controls and restrictions on remittances abroad; and

•	other political, social and economic developments in or affecting Brazil.

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

Political demonstrations in Brazil have also affected the development of the Brazilian economy and investors’ perception about Brazil. For example, the street protests, which started in mid-2013 and continued in 2014 and 2015, demonstrated the public’s dissatisfaction with corruption. Additionally, the corruption investigations involving certain oil and gas, energy, construction and infrastructure companies, as well as public agents and politicians, known as “Lava Jato” have raised investors’ risk aversion with regard to Brazil. This is reflected in the depreciation of the real against the U.S. dollar and adverse movements in the prices of Brazilian-related credit default swaps (CDS). For further information please see “—The ongoing “Lava Jato” investigations regarding corruption at certain oil and gas, energy, construction and infrastructure companies may hinder the growth of the Brazilian economy and could have an adverse effect on our business.”

Furthermore, the President of Brazil, who was re-elected for a second term in 2014, has the power to determine and influence governmental policies and measures that may affect the Brazilian economy and therefore our activities. Recently, political coalitions have arisen and have challenged certain actions and the authority of the President of Brazil, and impeachment proceedings have been initiated to have the President of Brazil removed from office.

The overall trend, in both the political and economic arenas, may affect the financial industry through weaker activity, as estimated today by the market consensus.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments and economic regulatory policy changes on our business and lending activity, nor are we able to predict how current or future measures implemented by regulatory policy-makers may impact our business. In addition, due to the current political instability, there exists substantial uncertainty regarding future economic policies and we cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance. Any changes in regulatory capital requirements for lending, reserve requirements, or product and service regulations, among others, or continued political uncertainty may materially adversely affect our business.

The ongoing “Lava Jato” investigations regarding corruption at certain oil and gas, energy, construction and infrastructure companies may hinder the growth of the Brazilian economy and could have an adverse effect on our business.

Certain Brazilian companies active in the oil and gas, energy, construction and infrastructure sectors are facing investigations by the CVM, the SEC, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, the Comptroller General of Brazil and other relevant governmental authorities, in connection with corruption allegations (the so called “Lava Jato” investigations). Depending on the duration and outcome of such investigations, the companies involved may face downgrades from rating agencies, funding restrictions and a reduction in their revenues. These investigations have had and may continue to have an adverse effect on Brazil’s growth prospects in the near to medium term given the relatively significant weight in relation to the Brazilian economy of the companies cited in the investigation. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth in the near to medium term.

The allegations under the “Lava Jato” investigations along with the economic downturn resulted in Brazil being downgraded to non-investment grade status by S&P in September 2015, by Fitch Ratings in December 2015, and by Moody’s in February 2016, as well as in the downgrade of various major Brazilian companies. Such downgrades have further worsened the conditions of the Brazilian economy and the condition of Brazilian companies, especially those relying on foreign investments. For further information please see “—Our cost of funding is affected by our credit ratings and any risks may have an adverse effect on our credit ratings and our cost of funds. Any downgrading in Brazil’s, our controlling shareholders, or our credit rating, would likely increase our cost of funding, require us to post additional collateral under some of our derivative contracts and adversely affect our interest margins and results of operations.”

Persistently poor macroeconomic conditions in Brazil resulting from, among other things, the “Lava Jato” investigations and their consequences could have a material adverse effect on our asset quality, and, as a result, on our financial condition, cash flows and results of operations.

Government efforts to control inflation and changes in interest rates may hinder the growth of the Brazilian economy and could harm our business.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. Since the establishment of the Plano Real (a set of measures designed to stabilize the Brazilian economy which were implemented in 1994) in 1994 and until 2015, Brazil’s annual consumer price inflation levels were below 10%. However, in 2015, consumer price inflation increased above 10%, to 10.7%. The Brazilian government’s measures to fight inflation, principally through the Brazilian Central Bank, have had and may in the future have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates and high compulsory reserve requirements may restrict Brazil’s growth and the availability of credit, reduce our loan volumes and increase our loan loss provisions. Conversely, less strict government and Brazilian Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our spreads.

In March 2010, due to a favorable macroeconomic environment and inflation stability, and following a monetary easing cycle initiated by the Brazilian Central Bank, the SELIC rate (the acronym for “Special Settlement and Custody System” in Portuguese – the benchmark interest rate payable to holders of certain Brazilian government securities, based on the Brazilian Central Bank’s overnight rate) reached a then historical low of 8.75% since the implementation of the Plano Real. At the end of 2010, in order to balance domestic demand, the Brazilian Central Bank started to increase the SELIC rate again, reaching 12.5% in July 2011. In August 2011, the Brazilian Central Bank implemented a monetary easing policy to mitigate the spillover effects of the then ongoing international financial crisis (particularly in Europe). As a result, the SELIC rate decreased during the second half of 2011 and throughout 2012, reaching 7.25% (the lowest rate on record) in December 2012. However, the Brazilian Central Bank tightened monetary policy once more in 2013 and as a result, the SELIC rate began to increase in April 2013 and continued to increase throughout 2014, reaching 11.75% in December 2014. The SELIC rate continued to increase throughout 2015, reaching a level of 14.25% in July 2015, with no further increases since then. As of April 27, 2016, the SELIC rate was 14.25%.

The majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. We estimate that in 2015, a 1.0% increase or decrease in the base interest rate would have resulted in a decrease or increase, respectively, in our net interest income of R$525 million. Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs and increasing in the short run the risk of default by our customers.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, generally the consumer price index (Índice de Preços ao Consumidor – Amplo), or “IPCA,” and the general index of market prices (Índice Geral de Preços-Mercado), or “IGP-M”. For example, considering the amounts in 2015, each additional percentage point change in inflation, would impact our personnel and other administrative expenses by approximately R$72 million and R$65 million, respectively.

Despite the Brazilian Central Bank’s repeated increases of the SELIC rate during the period from 2013 to 2015, inflation has continued to increase, reaching 10.7% for the twelve-month period ending of 2015 (the highest level recorded since November 2003), and 9.4% for the twelve-month period ending March 2016.

Inflation, government measures to curb inflation and speculation related to possible measures regarding inflation may significantly contribute to uncertainty regarding the Brazilian economy and weaken investors’ confidence in Brazil. Future Brazilian governmental actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation and adversely affect the performance of the Brazilian economy as a whole. Any of the aforementioned developments may adversely affect our asset quality. Furthermore, Brazil’s high rate of inflation, compounded by high and increasing interest rates, declining consumer spending and increasing unemployment, may have a material adverse impact on the Brazilian economy as a whole, as well as on our financial conditions, operations and profits.

Exposure to Brazilian federal government debt could have a material adverse effect on us.

We invest in Brazilian government sovereign bonds. As of December 31, 2015, approximately 15.4% of our total assets, and 80.8% of our securities portfolio, was comprised of debt securities issued by the Brazilian government. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

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

The Brazilian currency has during past decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2011, due to the ongoing international financial crisis (particularly in Europe) the exchange rate reached R$1.88 per U.S.$1.00 as of December 31, 2011. From 2012 to 2014, the real continued to depreciate due to a decrease in commodities prices and a recovery of the U.S. economy, reaching R$2.04 per U.S.$1.00 on December 31, 2012, R$2.34 per U.S.$1.00 on December 31, 2013 and R$2.65 per U.S.$1.00 on December 31, 2014.

However, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real has devalued at a rate that is much higher than in previous years. On September 24, 2015, the real fell to the lowest level since the introduction of the currency, at R$4.195 per U.S.$1.00. Overall in 2015, the real depreciated 47%, reaching R$3.901 per U.S.$1.00 on December 31, 2015. In early 2016, the real has been facing continuing fluctuations, primarily as a result of Brazil’s political instability, and has appreciated against the U.S. dollar in late March 2016. On April 27, 2016, the exchange rate was R$3.529 per U.S.$1.00. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

Depreciation of the real relative to the U.S. dollar has created additional inflationary pressures in Brazil, which have led to increases in interest rates, limited Brazilian companies’ access to foreign financial markets and prompted the adoption of recessionary policies by the Brazilian government. Depreciation of the real may also, in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the Brazilian economy as a whole, and thereby harm our asset base, financial condition and results of operations. Additionally, depreciation of the real could make our foreign currency-linked obligations and funding more expensive, negatively affect the market price of our securities portfolios and have similar consequences for our borrowers. Conversely, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange currency accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

In the year ended December 31, 2015, a variation of 1.0% in the exchange rate of reais to U.S. dollars would have resulted in a variation of income on our net foreign exchange position denominated in U.S. dollars of R$3.9 million.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian gross domestic product (“GDP”) growth has fluctuated over the past few years, with growth of 1.8% in 2012, improving to 2.7% in 2013 but decreasing to 0.1% in 2014 and then to a contraction of 3.8% in 2015. Continued growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on our business.

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

In 2013, 2014 and 2015, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, and the uncertainties regarding Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities.

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

Risks Relating to the Brazilian Financial Services Industry and our Business

The strong competitive environment in the Brazilian financial services market may adversely affect our business prospects.

The Brazilian financial markets, including the banking, insurance and asset management sectors, are highly competitive. We face significant competition in all of our main areas of operation from other Brazilian and international banks, as well as state-owned institutions. In recent years, the competition has increased in the banking and insurance sectors.

In 2013, 2014 and 2015, the Brazilian economy grew less than in prior years, while inflation increased and the currency depreciated. The inflation rate reached a level of 7.7% for the twelve-month period ending February 2015, and 10.7% for the twelve-month period ending January 2016, the highest level on record since May 2005.

Non-traditional providers of banking services, such as Internet based e-commerce providers, mobile telephone companies and internet search engines may offer and/or increase their offerings of financial products and services directly to customers or through arrangements with smaller financial institutions. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of thesecompetitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets which would in turn have an adverse effect on our competitive position and business.

Increasing competition could require that we increase our rates offered on deposits or lower the rates we charge on loans, which could also have a material adverse effect on us. It may also negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and certain products portfolios, and expand our operations, as well as increasing competition for investment opportunities.

In addition, if our customer service levels in our retail or wholesale businesses were perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and prospective business opportunities. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new or retain existing deposits, which could have a material adverse effect on our operating results, financial condition, and prospects.

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

Changes in regulations in Brazil and international markets may expose us to increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services. As some of the banking laws and regulations have been recently issued or become effective, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the jurisdictions in which we operate, we may face higher compliance costs. The measures of the Brazilian Central Bank and the amendment of existing laws and regulations, or the adoption of new laws or regulations could adversely affect our ability to provide loans, make investments or render certain financial services. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations. In addition, the volume, granularity, frequency and scale of regulatory and other reporting requirements necessitate a clear data strategy to enable consistent data aggregation, reporting and management. Inadequate management information systems or processes, including those relating to risk data aggregation and risk reporting, could lead to a failure to meet regulatory reporting requirements or other internal or external information demands and we may face supervisory measures as a result.

We may also be subject to potential impacts relating to regulatory changes affecting our controlling shareholder, Santander Spain, due to regulatory changes relating to capital requirements, liquidity and funding or implemented as a result of the unification of the European banking system under a European Banking Union, and as a result of the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), including the statutory provision of the Dodd-Frank Act known as the Volcker Rule. We cannot predict the final outcome of any proposed regulations from the European Banking Union or their effects on Santander Spain and, consequently, their effects on us. Nor can we predict the impact of the Volcker Rule on Santander Spain or on us. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—U.S. Banking Regulation—Volcker Rule.”

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

In 2013, 2014 and 2015, the CMN and Brazilian Central Bank published several rules to implement Basel III in Brazil. This new set of regulations covers the revised definition of capital, capital requirements, capital buffers, credit valuation adjustments, exposures to central counterparties, leverage and liquidity coverage ratios, and treatment of systemically important financial institutions. No assurance can be given that the Basel III rules will be adopted, enforced or interpreted in a manner that will not have an adverse effect on us.

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

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. These require implementation and embedding within our business effective controls and monitoring, which in turn require ongoing changes to systems and operational activities. Financial crime is continuously evolving and subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to effectively prevent threats and criminality, even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money launderingand other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them through our whistleblowing channels, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight, there remains a risk of regulatory breach.

Additionally, in 2015 and in early 2016, pursuant to a new resolution issued by the United Nations Security Council, as well as a recently enacted law and regulations issued by the Brazilian Central Bank for the implementation of the aforementioned resolution in Brazil, additional compliance requirements were imposed on us and other financial institutions operating in Brazil, which relate to the local enforcement of sanctions imposed by the United Nations Security Council resulting from certain resolutions. We believe we already have the control and compliance procedures in place to satisfy such additional compliance requirements. However, we continue to evaluate their impact on our control and compliance procedures and whether adjustments will need to be made to our control and compliance procedures as a result.

If we are unable to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of licenses.

In addition, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own AML compliance measures, procedures, and internal policies. Such compliance measures, procedures and internal policies may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for money laundering (including illegal cash operations) without our knowledge.

The reputational damage to our business and global brand would be severe if we were found to have, or if we were accused of having, breached AML, anti-terrorism, or sanctions requirements, or even if we are associated with third parties found to have, or accused of having, breached AML, anti-terrorism, or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers or our business from being used by criminals for illegal or improper purposes. Breaching, or being accused of breaching, AML, anti-terrorism, or sanctions requirements could subject us to fines, sanctions and/or legal enforcement (including being added to any “black lists” that would prohibit certain parties from engaging in transactions with us). Any of such risks could have a material adverse effect on our operating results, financial condition and prospects.

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

Changes in tax policy, including the creation of new taxes, may occur with relative frequency and such changes could have an adverse effect on our financial position or operating results. For example, in 2011, the Brazilian government established the Tax on Financial Transactions (the “IOF Tax”) at a rate of 1.0% per day on the notional value of increased foreign exchange exposure. The IOF Tax rates applicable to local loans to individuals have been frequently adjusted (both increases and decreases) in recent years. The currently applicable IOF Tax rates are 1.5% for legal entities and 3.0% for individuals. We cannot estimate the impact that a change in tax laws or tax policy could have on our operations. For example, the IOF Tax is a tool used by the Brazilian government to regulate economic activity, which does not directly impact our results of operations, though changes in the IOF Tax can impact our business volumes generally.

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

If the level of non-performing loans increases or the credit quality deteriorates in the future, or if our provisions for impairment losses are insufficient to cover loan losses, this could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our business. Non-performing or low credit quality loans have in the past and can continue to negatively impact our results of operations. In particular, the amount of our reported non-performing loans may increase in the future at a faster rate than the growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future, or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties, a general deterioration in economic conditions in Brazil or globally, as well as the impact of political events, events affecting certain industries or events affecting financial markets and global economies. We cannot assure that we will be able to effectively control the level of impaired loans in our total loan portfolio.

Our provisions for impairment losses are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things: our borrowers’ financial condition, repayment abilities and repayment intentions; the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. Many of these factors, including the trends described above, are beyond our control. As a result, there is no precise method for predicting loan and credit losses, and we cannot assure you that our current or future provisions for impairment losses will be sufficient to cover actual losses. If our assessment and expectations concerning the factors mentioned above differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, we may be required to increase our provisions for impairment losses, which may adversely affect us. If we were unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

Our loan portfolio may not continue to grow at the same rate and economic uncertainty may lead to a contraction in our loan portfolio.

There can be no assurance that our loan portfolio will continue to grow at rates similar to the historical growth rate we have experienced. The recent slow growth rate of the Brazilian economy experienced in 2012 through 2015, a slowdown in the growth of customer demand, an increase in market competition, changes in governmental regulation and an increase of the SELIC rate, could adversely affect the rate of growth of our loan portfolio and our risk index and, consequently, increase our required allowances for impairment losses. Ongoing economic uncertainty could adversely affect liquidity, businesses and financial condition of our customers, as well as lead to a general decline in consumer spending, a rise in unemployment and an increase in household indebtedness. All this could lead to a decrease in demand for borrowings in general, which could have a material adverse effect on our business.

Liquidity and funding risks are inherent in our business and since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues and our liquidity levels.

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes seeking to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate completely these risks. Adverse and continued constraints in the supply of liquidity may materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements, as well as limit growth possibilities.

Our cost of obtaining funding is directly related to prevailing market interest rates and to our credit spreads. Increases in interest rates and our credit spreads can significantly increase the cost of our funding. Changes in our credit spreads are market-driven, and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

Disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us. If wholesale markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. The persistence or worsening of these adverse market conditions or an increase in base interest rates could have a material adverse effect on our ability to access liquidity and cost of funding.

We rely, and will continue to rely, primarily on commercial deposits as our main source of funding. As of December 31, 2015, 68.2% of our customer deposits had remaining maturities of one year or less, or were payable on demand, while 41.2% of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy, in general, and the financial services industry in particular, and the availability and extent of deposit guarantees, as well as competition between banks for deposits. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking system, any money markets in which we operate will be able to maintain levels of funding without incurring higher funding costs or the liquidation of certain assets. If this were to happen, our results of operations and financial condition may be materially adversely affected.

Our ability to manage our funding base may also be affected by changes to the regulation on compulsory reserve requirements in Brazil. For more information on the rules on compulsory reserve requirements, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Compulsory Reserve Requirements”.

We cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

Our cost of funding is affected by our credit ratings and any risks may have an adverse effect on our credit ratings and our cost of funds. Any downgrading in Brazil’s, our controlling shareholder’s, or our credit rating, would likely increase our cost of funding, requiring us to post additional collateral under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength, conditions that generally affect the financial services industry and the economic environment in which we operate.

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

In the period from 2013 to 2015, the Spanish economy demonstrated increased economic stability and improved growth prospects, which led, starting in 2013, to a revision in its credit rating outlook to stable from negative by the three major risk rating agencies (S&P on November 29, Fitch on November 1 and Moody’s on December 4). Subsequently, Moody’s upgraded Spain’s sovereign rating to Baa2 from Baa3 with a positive outlook on February 21, 2014. Fitch Ratings upgraded Spain’s sovereign rating to BBB+ from BBB with a stable outlook on April 25, 2014. S&P upgraded Spain’s sovereign rating to BBB+ from BBB with a stable outlook on October 2, 2015. In February 2016, Moody’s revised Spain’s sovereign outlook to stable from positive. Santander Spain’s long-term debt is currently rated investment grade by the major rating agencies, such credit ratings currently being: A3 with a stable outlook by Moody’s and A- with a stable outlook by S&P and Fitch Ratings. In each major risk rating agencies, Santander Spain is at least one notch above Spain’s sovereign rating.

S&P lowered Brazil’s credit rating in September 2015 from BBB- to BB+ (a non-investment grade rating), and then again in mid-February 2016 from BB+ to BB still a non-investment grade rating and with a negative outlook, mainly due to the continuing weak economic conditions of Brazil, political instability, the ongoing “Lava Jato” investigations and uncertainty as to whether the Brazilian government will enact reforms in the 2016 federal budget to improve the country’sfiscal accounts and economic situation. Fitch Ratings also lowered Brazil’s credit rating in December 2015 from BBB to BB+, also a non-investment grade rating, citing Brazil’s worsening economic outlook and growing political crisis as reasons for downgrading the country. Moody’s lowered Brazil’s credit rating from Baa2 to Baa3 (which was still an investment grade rating) in August 2015 and then to Ba2 (a non-investment grade rating) with a negative outlook in February 2016. Brazil’s sovereign rating is currently rated by the three major risk rating agencies as follows: BB with a negative outlook by S&P, BB+ by Fitch Ratings and Ba2 with a negative outlook by Moody’s. Any further downgrade in Brazil’s sovereign rating would likely increase our funding costs and adversely affect our interest margins and results of operations.

Concerns have been raised regarding the fact that the lowering of Brazil’s credit rating to a non-investment grade rating by all three major credit rating agencies may have a significant adverse market impact due to the fact that many pension funds and other large investors are not permitted to hold securities whose issuers are rated as non-investment grade by two or more separate major credit rating agencies. Any such adverse impact on Brazilian government issued securities may lead to a further deterioration in Brazil’s economic situation and thereby adversely affect our asset quality, as well as our financial condition and results of operations.

As a result of the lowering of Brazil’s sovereign credit rating, our long term foreign currency credit rating was lowered by the three major credit rating agencies during the course of 2015 and in early 2016: on August 12, 2015, Moody’s lowered our credit rating from Baa2 to Baa3, lowering it again on February 24, 2016 to Ba3; on September 10, 2015, S&P lowered our credit rating from BBB- to BB+ (a non-investment grade rating), lowering it again on February 17, 2016 to BB, still a non-investment grade rating; and, on December 17, 2015, Fitch lowered our credit rating from BBB to BBB- according to the country ceiling. Our long-term debt in foreign currency is currently rated BB with a negative outlook by S&P, BBB- with negative outlook by Fitch and Ba3 with a negative outlook by Moody’s. Any further downgrade in our long-term debt in foreign currency would likely increase our funding costs and adversely affect our interest margins and results of operations.

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

In assessing customers’ credit worthiness, we rely largely on the credit information available from our own internal databases, certain publicly available customer credit information, information relating to credit contracted, which is provided by Brazilian Central Bank and other sources. Due to limitations in the availability of information and the developing information infrastructure in Brazil, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, we cannot assure that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our allowances for impairment losses may be materially adversely affected.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may fluctuate due to factors beyond our control, including, among others, macroeconomic factors globally and in Brazil, as well as force majeure events. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our operational results and financial condition.

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

Financial instruments, including derivative instruments and securities represented 21.9% of our total assets as of December 31, 2015. Any realized or unrealized future gains or losses from these investments or hedging strategies could have a significant impact on our income. These gains and losses, which we account for when we sell or mark-to-market investments in financial instruments, can vary considerably from one period to another. If, for example, we enter into derivatives transactions to protect ourselves against decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses. We cannot forecast the amount of gains or losses in any future period, and the variations experienced from one period to another do not necessarily provide a meaningful forward-looking reference point. Gains or losses in our investment portfolio may create volatility in net revenue levels, and we may not earn a return on our consolidated investment portfolio, or on a part of the portfolio in the future. Any losses on our securities and derivative financial instruments could materially and adversely affect our operating income and financial condition. In addition, any decrease in the value of these securities and derivatives portfolios may result in a decrease in our capital ratios, which could impair our ability to engage in lending activity at the levels we currently anticipate.

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

We use certain qualitative tools and metrics for managing market risk, including our use of value at risk, or “VaR”, and statistical modeling tools, which are based upon observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or the use of such information for purposes for which it was not designed. In addition, if existing or potential customers believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. This could harm our reputation, as well as our revenues and profits. We also face risks from operational losses that may occur due to inadequate processes, people and systems failures or even from external events like natural disasters, terrorism, robbery and vandalism. Despite the operational risk management process supported by the Board and the internal audit tests, the internal controls and procedures effectiveness may not be fully adequate or sufficient to avoid all the known and unknown operational risks. We have suffered losses from operational risk in the past, including losses related to the migration of customer accounts in connection with acquisitions, phishing scams perpetuated by third parties, and information system platform upgrades. There can be no assurance that we will not suffer material losses from operational risk in the future, including losses related to security breaches.

In addition, as a commercial bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a customer. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or IT system errors. In exercising their judgment, our employees may not always be able to assign an accurate credit rating to a customer or credit risk, which may result in our exposure to higher credit risks than indicated by our risk rating system.

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

Failure to adequately protect ourselves against risks relating to cyber-security could materially and adversely affect us.

We face various cyber-security risks, including but not limited to: penetration of our information technology systems and platforms by ill-intentioned third parties, infiltration of malware (such as computer viruses) into our systems, contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential customer and/or proprietary data by persons inside or outside of our organization, and cyber-attacks causing systems degradation or service unavailability that may result in business losses. We may not be able to successfully protect our information technology systems and platforms against such threats. We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could give rise to the disablement of our information technology systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in our attempt to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers. If we fail to effectively manage our cyber security risk, e.g. by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be subject to cyber-attacks against critical infrastructures of Brazil. Our information technology systems are dependent on such critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack. See “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure”.

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

We routinely engage in transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients. Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties.

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

We and our affiliates have entered into a number of services agreements pursuant to which we render and/or receive services, such as administrative, accounting, finance, treasury, legal services and others from (or provide such services to) related parties. We are likely to continue to engage in transactions with such related parties (including our controlling shareholder) that others may not consider to be on an arm’s length basis. Conflicts of interest between us and related parties may arise. These conflicts are not required to be and may not be resolved in our favor. See “Item 7. Major Shareholders and Related Party Transactions”.

Our business is highly dependent on proper functioning of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. We have backup data for our key data processing systems that could be used in the event of a catastrophe or a failure of our primary systems, and have established alternative communication networks where available. However, we do not operate all of our redundant systems on a real-time basis and cannot assure you that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, major natural catastrophes, software bugs, computer virus attacks or conversion errors due to system upgrading. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost effective basis. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot assure you that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology infrastructure. Any substantial failure to improve or upgrade our information technology systems effectively or on a timely basis could materially and adversely affect our competitiveness, results of operations and financial condition.

Failure to protect personal information could adversely affect us.

We manage and hold confidential personal information of customers in the ordinary course of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal actions and administrative sanctions, as well as damages that could materially and adversely affect our results of operations, financial condition or prospects.

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

In addition, we could suffer significant reputational harm if we fail to properly identify and manage potential conflicts of interest. The failure to adequately address, or the perceived failure to adequately address, conflicts of interest could affect the willingness of clients to deal with us, or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

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

We allocate management and planning resources to develop strategic plans for organic growth and to identify possible acquisitions, disposals and areas for restructuring our businesses. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or achieve our strategic growth objectives. Challenges that may result from the strategic growth decisions include our ability to:

•	efficiently manage the operations and employees of expanding businesses;

•	maintain or grow our existing customer base;

•	assess the value, strengths and weaknesses of investment or acquisition candidates, including regulation which can reduce or eliminate expected synergies;

•	fully integrate strategic investments, or newly-established entities or acquisitions in line with our strategy;

•	align our current information technology systems adequately with those of a larger group;

•	apply our risk management policy effectively to a larger group; and

•	manage a growing number of entities without over-committing management or losing key personnel.

Any failure to manage growth effectively, including relating to any or all of the above challenges associated with our growth plans, could have a material adverse effect on our operating results, financial condition and business prospects.

In addition, any acquisition or venture could result in the loss of key employees and inconsistencies in standards, controls, procedures and policies.

Moreover, the success of the acquisition or venture will at least in part be subject to a number of political, economic and other factors that are beyond our control. Any of these factors, individually or collectively, could have a material adverse effect on us.

Risks Relating to Our Controlling Shareholder, Our Units and American Depositary Receipts (ADRs)

Our ultimate controlling shareholder has a great deal of influence over our business.

Santander Spain, our ultimate controlling shareholder, currently owns, directly and indirectly, approximately 88.8% of our total capital (not including the shares held by Banco Madesant - Sociedade Unipessoal). Due to its share ownership, our controlling shareholder has the power to control us and our subsidiaries, including the power to:

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

In December 2012, primarily in response to the requirements of the European Banking Authority, Santander Spain adopted a corporate governance framework (Marco de Gobierno Interno del Grupo Santander) to organize and standardize the corporate governance practices of certain companies of Santander Group (including us). We adopted this corporate governance framework in May 2013, subject to the precedence of applicable Brazilian laws, regulations and limitations, such as banking secrecy laws, as well as our corporate governance practices, including our policies for related party transactions and for disclosure of material acts and facts. See “Item 16G. Corporate Governance”. We operate as a stand-alone subsidiary within the Santander Group. Our controlling shareholder has no liability for our banking operations, except for the amount of its holdings of our capital stock and for other specific limited circumstances under Brazilian law. The interests of Santander Spain may differ from the interests of our other shareholders, and the concentration of control in Santander Spain will limit other stockholders’ ability to influence corporate matters. As a result, we may take actions that our other shareholders do not view as beneficial.

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

The liquidity and market prices of the units and the ADRs may be adversely affected by the cancelation of units or substantial sale of units and shares in the market.

Holders of units may present these units or some of these units for cancellation in Brazil in exchange for the common shares and preferred shares underlying these units. If unit holders present a significant number of units for cancellation in exchange for the underlying common shares and preferred shares, the liquidity and price of the units and ADRs may be materially and adversely affected.

Also, sales of a substantial number of our units or our common shares or preferred shares in the future, or the anticipation of such sales, could negatively affect the market prices of our units and ADRs. If, in the future, substantial sales of units or common shares or preferred shares are made by existing or future holders, the market prices of the ADRs may decrease significantly. As a result, holders of ADRs may not be able to sell their ADRs at or above the price they paid for them.

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of the units and the ADRs.

The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2015, the aggregate market capitalization of the BM&FBOVESPA was equivalent to approximately R$1.9 trillion (U.S.$490 billion) and the top ten stocks in terms of trading volume accounted for approximately 53,9% of all shares traded on BM&FBOVESPA in the year ended December 31, 2015. In contrast, as of December 31, 2015, the aggregate market capitalization of the NYSE was approximately U.S.$35.6 trillion. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, government entities or a principal shareholder. The relative volatility and limited liquidity of the Brazilian securities markets may substantially limit your ability to sell the units or ADRs at the time and price you desire and, as a result, could negatively impact the market price of these securities.

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

After completion of the voluntary exchange offers by Santander Spain in Brazil and in the United States (respectively, the “Brazilian Exchange Offer” and the “U.S. Exchange Offer”) for the acquisition of up to the totality of our shares that were not held by the Santander Group at that time, we are no longer subject to the obligations of the special listing segment of BM&FBOVESPA known as Corporate Governance Level 2 (the “Level 2 Segment”). Currently, we voluntarily comply with certain of the corporate governance requirements for companies listed on the Level 2 Segment.

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

According to our By-Laws, we must generally pay our shareholders at least 25.0% of our annual net income as dividends or interest on stockholders’ equity, as calculated and adjusted under Brazilian Corporate Law (“adjusted net income”), which may differ significantly from our net income as determined under IFRS. This adjusted net income may be used to increase capital, used to absorb losses or otherwise retained as allowed under Brazilian Corporate Law and may not be available to be paid as dividends or interest on stockholders’ equity. Additionally, Brazilian Corporate Law allows a publicly traded company like ours, to suspend the mandatory distribution of dividends and interest on stockholders’ equity in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. We paid R$2.4 billion, R$1.5 billion and R$6.2 billion (R$0.63, R$0.41 and R$1.65 per unit, respectively) as dividends and interest on stockholders’ equity (considering gross value) in 2013, 2014 and 2015, respectively, in accordance with our dividend policy. We are also subject to Brazilian banking regulations that may limit the payment of dividends or interest on stockholders’ equity. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—History of Payment of Dividends and Interest Attributable to Stockholders’ Equity.”

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

Investors may find it difficult to enforce civil liabilities against us or our directors and officers.

The majority of our directors and officers reside outside of the United States. In addition, all or a substantial portion of our assets and their assets are located outside of the United States. Although we have appointed an agent for service of process in any action against us in the United States with respect to our ADRs, none of our directors or officers has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult for investors to effect service of process within the United States on such persons.

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

As a holder of ADRs you will have different shareholders’ rights than in the United States and certain other jurisdictions.

Our corporate affairs are governed by our By-Laws and Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil.

Under Brazilian Corporate Law, holders of the ADRs are not our direct shareholders and will have to exercise their voting rights through the depositary. Therefore, holders of ADRs may have fewer and less well-defined rights to protect their interests relative to actions taken by our board of directors or the holders of our common shares than under the laws of other jurisdictions outside Brazil.

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

Important Events

Sale of Santander Securities Services Brasil DTVM S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, we executed preliminary documents containing the main terms and conditions relating to the sale of our qualified custody business operations, and of all of the shares issued by Santander Securities Services Brasil DTVM S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.) (“SSS DTVM”), one of our subsidiaries who is engaged in the rendering of third-party fund administration services.

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

The transaction was concluded on August 31, 2015, once all regulatory approvals applicable in Brazil had been obtained. Santander Securities Services Brasil Participações S.A. (“Santander Securities Brasil”), which is indirectly controlled by Santander Spain, became the owner of shares representing 100% of the total share capital of SSS DTVM, and SSS DTVM acquired the qualified custody business from Santander Brasil. The purchase price for the shares was R$859 million. The transaction generated capital gains of approximately R$450 million after taxes.

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

On February 10, 2015, with the approval of the Brazilian Central Bank, the transaction was concluded and Santander Brasil, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, holding 60% of the share capital of the entity. Banco Bonsucesso owns the remaining portion of Banco Bonsucesso Consignado’s share capital (i.e., a 40% interest).

The transaction involved the transfer to Banco Bonsucesso Consignado of the payroll loan business and payroll credit card loan of Banco Bonsucesso, and our investment, through Aymoré CFI, of R$460 million, in Banco Bonsucesso Consignado.

Banco Bonsucesso Consignado became the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. We will continue to also originate payroll loan transactions independently through our own independent channels.

Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”)

On October 3, 2014, we, through Aymoré CFI, signed an investment agreement with Super, whereby Aymoré CFI agreed to subscribe and pay for shares issued by Super representing 50% of Super’s total and voting capital. Super is a Brazilian digital service provider that offers online payment accounts, prepaid cards and access to simplified financial services. The transaction reinforced our presence in the electronic payment market.

The transaction was concluded on December 12, 2014, following the completion of certain conditions precedent set forth in the investment agreement, including the prior approval of the Brazilian Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed for and acquired 20 million new common shares issued by Super for a value of R$31,128 million. We, through Aymoré CFI, control Super.

On January 4, 2016, Aymoré CFI informed the sellers its decision to exercise the call option for the shares representing the remaining 50% of Super’s total voting capital owned by the sellers, for a value of approximately R$113 million. The transaction was completed on March 10, 2016, following receipt of approval from the Brazilian Central Bank.

Buyback Program

On November 3, 2015, our board of directors approved, in continuation of the buyback program that expired on the same date, the buyback program of units and ADRs issued by us, directly or through our branch in the Cayman Islands, to be held in treasury or subsequently sold. The buyback program will cover the acquisition of up to 39,391,314 units or ADRs, representing 39,391,314 common shares and 39,391,314 preferred shares, corresponding to approximately 1.04% of our share capital. The term of the buyback program is up to twelve (12) months counted from November 4, 2015.

Financial Co-Operation and Joint Venture with Banque PSA Finance

On July 24, 2015, and in furtherance of the partnership in Europe between Banque PSA Finance (“Banque PSA”) and Santander Consumer Finance for the joint operation of the vehicle financing business related to PSA Peugeot Citroën (“PSA”) brands (which include Peugeot, Citroën and DS), we entered into binding agreements for a joint venture in Brazil with Banque PSA to offer financial and insurance products to consumers and distributors of PSA brands in Brazil.

The joint venture will be established through the acquisition of shares in Banco PSA Finance Brasil S.A. (“PSA Finance”). The acquisition of the shares will be for a purchase price equal to the proportional book value of the shares of PSA Finance on the date on which the acquisition of the shares will be concluded. Following the acquisition, Aymoré CFI and Banque PSA will each own 50% of the total share capital of PSA Finance.

The transaction also contemplates the acquisition by certain of our subsidiaries of (i) 100% of the total share capital of PSA Finance Arrendamento Mercantil S.A., for a purchase price equal to 74% of the book value of the shares of PSA Finance Arrendamento Mercantil S.A. on the date on which the acquisition of the shares will be concluded, and (ii) 50% of the total share capital of PSA Corretora de Seguros e Serviços Ltda., for a purchase price equal to the proportional book value of the shares of PSA Corretora de Seguros e Serviços Ltda. on the date on which the acquisition of the shares will be concluded.

The closing of the transaction is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the receipt of the necessary regulatory authorizations.

Establishment of Credit Intelligence Bureau

On January 20, 2016, we entered into a non-binding memorandum of understanding with Banco Bradesco S.A., Banco do Brasil S.A., Caixa Econômica Federal and Itaú Unibanco S.A., for the creation of a credit intelligence bureau (“CIB”). The CIB will be structured as a corporation and each of Santander Brasil, Banco Bradesco S.A., Banco do Brasil S.A., Caixa Econômica Federal and Itaú Unibanco S.A. will have a 20% ownership stake in the corporation.

The purpose of the CIB will be to develop a database that, in conformity with applicable laws, will aim at collect, reconcile and handle the credit information of individuals and legal entities that register with the CIB and expressly authorize the inclusion of their credit information on the CIB’s database. We believe this initiative will lead to an increased degree of efficiency and improvement of our credit management activities, and will also facilitate the disbursement of long and medium-term lines of credit to participants in the Brazilian Financial System and to other corporate entities.

The incorporation of the CIB is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the execution of definitive agreements and the receipt of the necessary regulatory authorizations.

Joint Venture with Hyundai Motor Brasil Montadora de Automóveis Ltda. and Hyundai Capital Services, Inc.

On April 28, 2016, our wholly-owned subsidiary Aymoré Crédito, Financiamento e Investimento S.A., or “Aymoré,” entered into a joint venture with Hyundai Motor Brasil Montadora de Automóveis Ltda., or “Hyundai Motor Brasil,” and Hyundai Capital Services, Inc., or “Hyundai Capital,” for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil.

Aymoré will own a 50% equity stake in the joint venture entities while Hyundai Capital and Hyundai Motor Brasil will have equity stakes of 25% each in the joint venture entities.

The closing of the transaction is subject to the fulfillment of certain conditions precedent which are of a customary nature for transactions of this nature, including obtaining the applicable regulatory approvals.

Capital Expenditures and Divestitures

Our main capital expenditures include investments in Information Technology (“IT”). Our IT platform focuses on our customers and supports our business model. In 2015, 2014 and 2013, total investments in IT were R$858 million, R$1,029 million and R$1,014 million, respectively.

In 2014 and 2015, we continually improved our technology platform by means of investments in systems and hardware renewal. During these years, our main projects were: RDA (Risk Data Aggregation), “Digital Banking” projects, Internet Banking Mobile, Remote Manager and Biometry.

Technology management by specialized companies within the Santander Group enables us to achieve a global scale and other benefits similar to outsourcing, without the loss-of-control that is often seen when outsourcing core activities. For further discussion regarding our technology infrastructure see “—B. Business Overview—Technology and Infrastructure”.

Our major divestitures in the past three fiscal years and until the date of this information were (i) the sale, in August 2015, of our qualified custody business through the sale of all the shares of SSS DTVM to Santander Securities Brasil; (ii) the sale, in December, 2013, of our asset management business to a holding company owned by Santander Spain and the private equity funds Warburg Pincus and General Atlantic for R$2,243 million (in this respect, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operations—Sale of the Investment Fund Management and Managed Portfolio Operations”) and (iii) the sale, in 2013, of real estate assets, mainly branches, to Santander Real Estate Mutual Fund (Santander Agências Fundo de Investimento Imobiliário); that generated gains of R$88 million.

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

Relationship with the Santander Group

We believe that being part of the Santander Group offers us a significant competitive advantage over our competitors. While, under the Santander Group’s business model, each unit is required to be self-sufficient in terms of capital and liquidity, our relationship allows us to:

•	access the Santander Group’s global information systems platform, which reduces our technology development costs, provides operational synergies with the Santander Group and enhances our ability to provide global products and services to our customers;

•	provide our individual and small and medium enterprise (“SME”) customers with the benefits of a strong presence in certain markets, predominantly in Latin America and Western Europe;

•	take advantage of good practices already implemented in other countries, providing all of our customers with products and services via modern and integrated channels;

•	benefit from the Santander Group’s operational expertise in areas such as internal control and risk management, which have been developed in response to a wide range of market conditions across the world and which we believe enhance our ability to expand our business within desired risk limits;

•	take advantage of the Santander Group’s experience with integration to maximize and accelerate the generation of synergies from any acquisitions; and

•	benefit from the Santander Group’s management training and development, which is composed of a combination of in-house training and development with access to managerial expertise in other Santander Group units outside Brazil.

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

Our risk management principles are: (i) independence and risk assessment; (ii) business support to maintain risk quality; (iii) decision-making based on committee involvement; and (iv) use of modern tools and systems to analyze risk effectively. Our risk management policy, which is based on and follows the risk appetite approved by our board of directors, seeks to maintain a medium-low and predictable profile for all our risk.

To manage our risk, we have incorporated the Santander Group’s global program of risk management into various levels of our organization. The entire Bank is responsible for risk management, from our branch employees to our risk management committee members. Our risk management and control is structured along three independent but coordinated levels, each with its own responsibilities: (i) risk management at the level of the origination of our financial products and activities (e.g. through credit checks on potential borrowers); (ii) control and management of our risk management function; and (iii) internal audits.

Strong Capital Base

Due to our strong capital base, among other factors, we were named in June 2014 as the most solid bank in South America by Bloomberg Markets Magazine. As of December 31, 2015, our Basel capital adequacy ratio was 15.7%. Since 2013, we have implemented a capital structure optimization plan to achieve a more efficient capital structure consistent with recent Basel III capital rules and our business strategy and asset growth plan.

For further information, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operations—Plans to Optimize our Capital Structure.” For further information on our capital adequacy requirements, please see “—Regulation and Supervision—Capital Adequacy and Leverage—Basel.”

Modern Technology Platform

We operate a modern and global technology platform that is interconnected with the Santander Group platform. This allows us to assist our customers on a global scale and provide them core banking services quickly and efficiently.

In 2014, we inaugurated our new IT Center, which we believe is the largest in Latin America. Also in 2014, we launched a new application for smartphones and a new internet banking platform, both more intuitive and focused on our customers’ use experience. We also expanded our biometric authentication technology to our facilities nationwide.

In 2015, in order to improve customer experience and increase employee engagement, we launched the “É Comigo Santander” application, a mobile application for exclusive use by employees which enables them to report online issues that impact the banking experience of our customers and to improve services provided to our customers. We also implemented a new account opening process (Welcome Kit), which makes available to our customers on the same day on which they open a current account with us, their account debit and credit cards and the PIN for each card. Moreover, in 2015, we launched the “AutoCompara” website, an online tool that allows the user to compare the car insurance prices of several insurance companies simultaneously.

Sustainable growth with strong presence in attractive demographic and geographic areas

We focus continuously on sustainable growth, both organically and through select acquisitions and partnerships. We believe that we are well positioned to benefit from the growth in our customer base and the relatively low penetration of financial products and services in Brazil. We have a strong presence in attractive demographic and geographic areas and we have strengthened our competitive position in all Brazilian regions.

In addition to maintaining a significant branch network, we endeavor to adapt our products and services to the evolving needs of our customers. For example, in 2013, we launched Santander Select, an innovative offering for support of management and assets construction to high-income customers. In 2014, we acquired GetNet, which has given us the ability to offer integrated e-banking services for SME customers composed of a current account, cash management services and POS machines. Also in 2014, we entered into a joint venture with Banco Bonsucesso to improve our position in the payroll credit market. See “—A. History and Development of the Company—Important Events”.

In 2015, we restructured our Van Gogh segment, aimed at our upper middle income customers, and introduced a range of new products, services, customer service and financial advice tailored to this segment. In the second half of 2015, we launched a new enterprise segment called “Santander Negócios & Empresas”, a proprietary financial and non-financial solution aimed at creating a new relationship model that facilitates entrepreneurship and the growth of SMEs.

We have been working constantly to improve the customer experience and have recently implemented a new commercial management tool called “Modelo Certo”, which has resulted in increased business productivity and customer satisfaction.

Our branch network, service channels and technology platform all have capacity for substantial growth in our customer base and financial transactions. We ranked third among the privately-owned banks in Brazil in terms of assets, with 8.5% market share, in December 31, 2015, according to the Brazilian Central Bank. Among these banks, we believe that we have a top three position in the market in the majority of our key product lines, as evidenced by our market share in the following products and regions.

As of December 31, 2015 Market share (%)
Payroll/individual loans	6.3%
Individual loans	8.9%
Payroll loans	5.4%
Auto leasing/CDC (Auto loans)	18.6%
Credit cards	11.1%
Branches	12.0%
Southeast	16.1%
South	8.7%

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

Our Strategy

Our mission is to contribute to the progress of our customers. We constantly seek to offer market-leading banking services and products, while also striving to gain the trust of employees, customers, shareholders and society. We believe the way to achieve this is to offer simple, personal and fair banking services, provided in a convenient and easy to understand format adapted to customers’ needs.

As a result, our strategy is focused on the following objectives:

•	To increase customer loyalty with simple, effective and segmented products and services, and through a multi-channel platform, seek to maximize customer satisfaction;

•	To improve the sustainability of our business by diversifying our revenue base, while also taking into account the balance between loans, funding and services as well as maintaining efficient cost management and strict risk controls;

•	To maintain discipline in capital and liquidity management and financial soundness in each of our business segments;

•	To adapt to regulatory changes and take advantage of growth opportunities; and

•	To increase productivity through an intense agenda of productive transformation which allows us to offer a complete services portfolio.

We prioritize selective growth, a long lasting relationship with our shareholders and an alignment with Brazil’s economic and social development agenda. We aim to achieve this through a sustainable model of credit expansion, investments in infrastructure projects, microcredit for entrepreneurs, educational incentives through college scholarship programs and support for sustainability projects.

Our Business

Overview

After the sale of our asset management business in December 2013, we operate along two segments: Commercial Banking and Global Wholesale Banking.

The following chart sets forth our operating segments and their main focus.

Commercial Banking
•	Retail banking
• Individuals
• SMEs (annual gross revenues up to R$80 million)
•	Corporate (annual gross revenues in excess of R$80 million, other than global corporate clients)
•	Consumer finance
•	Asset Management
•	Insurance
•	Capitalization Products
Global Wholesale Banking
•	Global Corporate Banking (“GCB”)
•	Proprietary Trading

The following table presents the breakdown of our net interest income and profit before tax by operating segment:

	For the year ended December 31,
	2015	2014	2013	2015	2014	2013
	Net interest income			Profit before tax
	(in millions of R$)
Commercial Banking	27,041	25,042	26,328	(5,565)	4,231	1,510
Global Wholesale Banking	4,297	2,186	2,151	2,349	2,212	2,508
Total	31,337	27,229	28,479	(3,216)	6,443	4,018

In our Commercial Banking business segment, we focus on long-term relationships with our individual and corporate customers (other than global enterprise customers that are serviced by our Global Wholesale Banking segment), seeking to support all of their financial needs through our credit, banking services, financial products, asset management and insurance products. We also offer special financing and credit opportunities for corporate customers pursuing social and environmental improvement programs. Our business model and segmentation allow us to provide a tailored approach to each client in order to address their specific needs.

Through our Global Wholesale Banking segment we offer financial services and sophisticated and structured solutions to our customers, in parallel with our proprietary trading activities. Our wholesale banking business focuses on servicing local and multinational conglomerates, which we refer to as GCB customers. Our wholesale business provides our customers with a wide range of domestic and international services that are specifically tailored to the needs of each client. Our customers benefit from the global services provided by the Santander Group’s integrated wholesale banking network and local market expertise. Our proprietary trading desk is under strict risk control oversight and has consistently shown positive results, even under volatile scenarios.

Our business is strongly committed to sustainability. Our sustainable strategy is based on three pillars: (i) social and financial inclusion, (ii) education and (iii) socio environmental business. In 2013, both the Financial Times, and the International Finance Corporation, or IFC, recognized Santander Brasil as the most sustainable bank of the year in the Americas category.

As of December 31, 2015 our loans and advances to customers grew 7.3% and reached R$267,266 million compared to R$249,111 million in December 31, 2014.

The following table shows a managerial breakdown of our loans and advances to customers by client category at the dates indicated:

	For the year ended December 31,			Change, as of December 31, 2015 vs. December 31, 2014
	2015	2014	2013	R$ million	%
	(in millions of R$)
Individuals	84,578	77,809	74,440	6,769	8.7%
Consumer finance	25,850	27,686	28,692	(1,836)	(6.6)%
Small and Medium Enterprises(1)	39,770	37,871	37,532	1,899	5.0%
Large Corporations(2)	117,069	105,745	85,542	11,324	10.7%
Total	267,266	249,111	226,206	18,156	7.3%

(1)	Companies with annual gross revenues of up to R$80 million.

(2)	Companies with annual gross revenues exceeding R$80 million, including our global corporate clients.

Commercial Banking

Our Commercial Banking business includes products and services for retail customers, enterprises and corporations (other than global corporate clients who are served by our Global Corporate Banking segment), our consumer finance business and our asset management and insurance services.

We serve clients throughout Brazil, primarily through our branch network, which as of December 31, 2015, consisted of 2,262 branches, 1,175 mini branches (postos de atendimento bancário or “PABs” located at our corporate customers’ premises) and 14,221 ATMs.

Retail Banking

Individuals

Our current individual customer classification model is as follows:

•	Private Banking Business: serves a select group of clients with a minimum of R$3.0 million in assets available for investment. Our objective is to provide our clients a comprehensive range of financial products, banking services, tax planning and advisory services relating to investments and asset allocation;

•	Santander Select: serves customers who earn more than R$10,000 per month and R$30,000 in investments or have investments above R$200,000. Our objective is to provide a differentiated value proposal focused on wealth management advisory services. The segment currently has 95 exclusive agencies;

•	Santander Van Gogh: serves customers who earn more than R$4,000 per month or have investments above R$40,000. Our objective is to understand the needs of our clients' at each stage of their life and provide them with financial advice and solutions, be it with credit lines or investment alternatives, to meet our clients’ needs; and

•	Santander Individuals: serves customers who earn less than R$4,000 per month. Our business model offers simple and efficient solutions with an attractive cost benefit to the customer, primarily through electronic channels.

We offer our retail lending products to customers through our extensive branch network and on-site service units. See “—Distribution Network.” The following table sets forth our individual customer loan portfolio at the dates indicated, as per our management records:

	For the year ended December 31,			Change, as of December 31, 2015 vs. December 31, 2014
	2015	2014	2013	R$ million	%
	(in millions of R$)
Leasing/Auto Loans(1)	2,470	3,219	3,185	(749)	(23.3)
Credit cards	19,013	18,218	17,070	795	4.4
Payroll loans(2)	14,836	11,178	12,994	3,658	32.7
Mortgages	26,134	21,581	16,058	4,553	21.1
Agricultural Loans	3,438	3,371	2,725	67	2.0
Personal loans/Other	18,687	20,242	22,408	(1,555)	(7.7)
Total	84,578	77,809	74,440	6,769	8.7

(1)	Including the loans to individuals in the consumer finance segment, the auto, credit card and mortgage loan portfolio totaled R$26.1 billion in the fourth quarter of 2015, R$29.0 billion in the fourth quarter of 2014 and R$29.7 billion in the fourth quarter of 2013.

(2)	Includes payroll loans from the agreement between Santander Brasil and Banco Bonsucesso S.A.

Payroll Loans

A payroll loan is a typical retail product with a differentiated method of payment. Monthly installments are deducted directly from customers’ payroll by their employer and then credited to Santander Brasil, significantly reducing our credit risk. Our customers are typically employees from the public sector, private sector and retirees benefitting from a state pension. We had 5.4% of market share in payroll loans as of December 31, 2015, according to the Brazilian Central Bank.

Credit Cards

We operate in the credit card market issuing Visa and MasterCard cards to our customers (including both account and non-account holders). Our revenues from credit cards include annuity fees, maintenance fees, financing charges and withdrawal fees.

The total credit card portfolio grew 4.4% in 2015 compared to the same period of 2014, reaching R$19.0 billion. In 2015, our average base of active credit card customers increased 3.4% in comparison to 2014, reaching over 6.1 million active credit cards. Our credit card revenues increased by 8.5% in 2015 and our market share was 11.1% at December 31, 2015.

In 2015, we maintained our partnerships with Vivo, a leading mobile phone operator in Brazil and Raízen group, a Brazilian energy company which operates more than 5,400 gas stations under the Shell brand. We also leveraged our loyalty program “Santander Esfera,” which currently includes more than 300 trading partners which offer special discounts and rates to our customers.

Merchant Acquiring Market

The acquisition of GetNet, which was completed in 2014, has given us more flexibility to invest in, and influence the, business strategy within the Brazilian electronic payments sector, creating opportunities for us to gain scale in this segment and to make use of the product portfolio and services of GetNet. Consequently, GetNet’s market share increased in 2015, and was over 8% as of December 31, 2015.

Mortgages

We offer long-term loans to our customers for the purchase of real estate, secured by deeds of trust, which we consider a strategic product due to its lower risk and ability to increase customer loyalty. Mortgages were the credit product with the highest growth in our portfolio in 2014 and 2015. In addition to financing for individuals, we also offer credit lines to corporate customers in the real estate construction industry for the financing of up to 80% of the project cost.

As of December 31, 2015, we had a 5.2% market share in Brazil in terms of amounts outstanding under mortgage products, according to the Brazilian Central Bank. As of December 31, 2015, our individual sector mortgage loans portfolio, including construction loans, was R$26.1 billion, a 21.1% increase compared to December 31, 2014 and our total mortgage loans portfolio reached R$36.8 billion.

On average, the loan-to-value ratio of our housing loans is 59.8%. We do not offer mortgage loans that do not meet prime lending standards, which means that (i) we do not make any loans for more than 80% of the value of the property to be purchased, (ii) borrowers must meet certain minimum monthly income levels evidenced by recent payroll information and tax returns to confirm their employment or other types of revenue, which allows us to evaluate their credit risk profile and (iii) monthly payments may not exceed 35% of borrowers’ monthly gross income.

Small and Medium Enterprises (SMEs)

Our current SMEs classification model is as follows:

•	Business 3: companies with annual revenue over R$10 million and up to R$80 million. Our focus is to strengthen relationships with our customers in this segment by offering a complete and sophisticated range of products and services, with dedicated and qualified managers, customer service centers, a dedicated and exclusive call center unit, and the support of product experts and local risk analysts.

•	Business 2: companies with annual revenue over R$1 million and up to R$10 million. Our focus is to increase customer loyalty in this segment through products and services tailored to the needs of each client, with emphasis on cash flow management solutions and adequate credit offering; and

•	Business 1: companies with annual revenue up to R$1 million. Our focus is providing a differentiated service, integrating financial solutions, both for the business as for their partners, bringing simplicity and economy to their day-to-day operations, mainly through our acquiring services.

In 2015, we launched “Santander Negócios & Empresas,” which offers financial and non-financial services targeted at SMEs, offering products such as the Santander Integrated Account and the Santander Negócios & Empresas card. It also offers other exclusive products according to the size and needs of our corporate clients. Also in 2015, we launched “Programa Avançar,” which offers access to online and classroom courses, access to tools for hiring and retaining employees with high potential, and support for the expansion of businesses abroad through our global network.

The table below sets forth our SME loan portfolio at the dates indicated, as per our management records:

	For the year ended December 31,			Change, December 31, 2015 vs. December 31, 2014
	2015	2014	2013	R$ million	%
	(in millions of R$)
Agricultural lending	157	173	165	(16)	(9.5)
Working capital loans	13,117	14,996	17,194	(1,879)	(12.5)
Buyer financing	28	21	19	7	34.5
Vendor financing	1	1	6	(1)	(40.3)
Discounted receivables	1,230	1,036	767	195	18.8
Comex	1,045	741	471	304	41.1
Overdraft facility	2,829	2,764	3,111	65	2.3
Refinancing	3,688	3,390	4,179	298	8.8
Resolution 2,770	23	47	13	(24)	(51.4)
Account overdraft loans	1,956	2,018	2,642	(62)	(3.1)
CDC/leasing(1)	1,423	1,608	1,933	(185)	(11.5)
Other(2)	14,273	11,075	7,033	3,197	29
Total(3)	39,770	37,870	37,533	1,899	5.0

(1)	Does not include consumer finance products.

(2)	Includes credit cards, mortgage finance products and other products.

(3)	Includes SMEs with annual gross revenues up to R$80 million.

Corporate

Our corporate segment is comprised of large companies that have annual gross revenues greater than R$80 million (other than global corporate clients). We focus on fostering a close relationship with our corporate customers by providing them with customer-tailored services. To that end, we offer a wide range of specialized products and services that are compatible with the products and services we offer to our GCB customers. In 2015, our team comprised approximately 180 bankers and more than 100 product specialists across Brazil and dedicated exclusively to our corporate sector.

Consumer Finance

Aymoré CFI is our main channel for consumer finance, with expertise in providing consumer credit directly to borrowers or through intermediate agencies. We have a total portfolio of R$26 billion, in an operation based on four pillars: (i) vehicle financing, where we are the market leader with 18.6% market share; (ii) commercial partnerships particularly with car makers such as Nissan, Renault, Hyundai, Volvo and Chery; (iii) Webmotors S.A. (“Webmotors”) (an online car trading portal active in the Brazilian market); and (iv) consumer credit through intermediate customers (i.e., stores), or industrial or partner brands, including businesses in the furniture, tourism, nautical, health, technology, accessibility equipment, renewable energy and cleaner processes sectors, among others.

In December 2015, the portfolio of Aymoré CFI consisted of over 11,600 business partners, a sales team composed of approximately 1,500 employees (operators and businesses managers) and approximately 130 branches and offices throughout Brazil dedicated to consumer finance.

Asset Management

Santander Asset Management is a holding company jointly owned by the Santander Group (with a 50% interest) on the one hand, and Warburg Pincus and General Atlantic (with a combined 50% interest) on the other, which currently owns the Santander Group’s former asset management business. During 2015, UniCredit and Santander Spain have reached an agreement to combine their asset management units. The transaction is expected to close during the course of 2016, following regulatory approval. Under the agreement announced in April 2015, the combination will create a holding company called Pioneer Investments that will be owned by UniCredit, Santander Spain, Warburg Pincus and General Atlantic.

Santander Asset Management is present in eleven different countries around the world, with a local presence in Europe, Latin America and the USA and with €161.8 billion in assets under management as of December 31, 2015.

Following the partial divestiture of our asset management business and the creation of Santander Asset Management, we continue to act as administrator, meaning we continue to represent Santander Asset Management in certain respects, carry outcertain client-facing activities on behalf of Santander Asset Management, and engage in sales and distribution activities in relation to Santander Asset Management products. We do not, however, manage the funds invested by clients with Santander Asset Management or make investment decisions with respect to such funds. Such fund management activities are carried out independently by Santander Asset Management. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operations—Sale of the Investment Fund Management and Managed Portfolio Operations.”

As of December 31, 2015, Santander Asset Management’s Brazil division had R$170.2 billion of assets under management, a 19.8% increase compared to 2014, according to ANBIMA. During the course of 2015, Santander Asset Management was the 5th largest Brazilian asset management firm with a 5.71% market share, which increased by 0.46% as of December 31, 2015, according to ANBIMA.

In 2015, Santander Asset Management focused on offering, in addition to fixed income funds, structured return funds and products that allow Brazilian investors to access international markets as a portfolio diversification alternative. Drawing on its global expertise, Santander Asset Management locally manages a group of funds that invest in global equities.

Insurance Brokerage Services

In 2011, Santander Spain entered into a long-term alliance with Zurich Financial Services Group (“Zurich”) in relation to Latin America. Pursuant to the terms of this alliance, Zurich, through certain of its subsidiaries, acquired a majority interest in the insurance operations of the Santander Group in Argentina, Brazil, Chile, Mexico and Uruguay. Furthermore, as part of the alliance, it was agreed that Santander Brasil would exclusively distribute these insurance products over the following 25 years through its branch network. As a result of these arrangements with Zurich, we receive a relative payment equivalent to that received before the transaction.

This transaction enabled us to combine Zurich’s insurance know-how with our distribution capacity in Brazil. Taking advantage of the benefits of this alliance, we have established a broad insurance offering, which aims to meet the particular needs of our different retail segments.

In 2015, we launched Santander AutoCompara (www.autocompara.com.br), a tool which allows customers to compare car insurances prices for insurance coverage across several insurance companies.

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

Global Corporate Banking

GCB

GCB is the global business unit that covers those clients that, due to their size and complexity, require tailored services or high value added wholesale products. In this segment, we provide a wide range of domestic and international financial services to large Brazilian and multinational companies. Our customers in the GCB segment benefit from the global structure of services provided by the Santander Group with its worldwide integrated wholesale banking network and global services solutions, combined with its local market expertise and provision of integrated services.

In 2015, GCB focused on its customer relationship model and on building partnerships with other sectors of Santander Brasil. To do so, it sought to improve the sales of products in the GCB portfolio to other segments within Santander Brasil such as corporate, private banking, retail clients and SME customers. In addition, GCB maintained its sustainable growth objective, diversifying and distributing our results across Tier II and III clients, increasing active asset portfolio management, and increasing its operational capacity through investments in process redesigns and enhancements in technological platforms.

We offer a range of services from core products to highly complex customized solutions in the following key areas:

•	Global Transaction Banking, Development and Management Products Area and Specialized Sales, which includes cash management, local loans and trade finance, correspondent banking, local and international guarantees (both trade and non-trade);

•	Financial Solutions and Advisory (FS&A), which is responsible for project financing and advising, debt capital markets, FI distribution, syndicated loans and acquisition finance, and asset and capital structuring;

•	Investment Banking, which includes mergers and acquisitions and equity capital markets operations;

•	Equities, which includes cash equities services for individuals and institutional clients, exchange traded derivatives and equity research;

•	Rates, which is responsible for offering treasury products such as foreign exchange transactions, over the counter derivatives (including equity derivatives), deposits and other financial and structured products; and

•	Market Making, which is responsible for the pricing of client deals originated by the sales force from our corporate, institutional, private banking and retail operations.

The GCB team is dedicated to client coverage comprising a range of industries, including telecommunications, retail, aviation, real estate and logistics, power, construction and infrastructure, natural resources, food, agribusiness and financial institutions.

We are one of the leading banks in capital markets and financial advisory services in the Brazilian and international markets, as evidenced by the league tables for the industry.

Our mergers and acquisitions team ranked third in the Bloomberg league tables for Brazil in terms of completed transactions in 2015, compared to third in 2014, with a total of 17 transactions, which amounted to U.S.$19 billion. In Latin America we ranked fourth in 2015, compared to eighth in 2014.

Our Brazilian equity capital markets division participated as bookrunner in numerous offerings in recent years. In 2015, we ranked fourth in equity issuances according to Bloomberg, with a total of two transactions.

In 2015, we also played an important role in the international and domestic debt capital markets for Brazilian issuers. In the international debt capital markets, which bonds volume dropped around 83% year-on-year, we consolidated our leadership in euro-denominated issues, by acting as coordinator in the three transactions of this type involving Brazilian issuers in 2015. On a consolidated basis, we participated in the coordination of five of the eight transactions issued in the market, plus three pure liability management transactions. In the domestic market, we participated in twenty-four transactions, which raised a total of R$8.2 billion in funding for companies. Among the long-term fixed income issues, we achieved a 9.6% market share in 2015 and ranked fourth in the relevant ANBIMA rankings.

Our project finance team has advised and structured the most important projects in recent years in several sectors of the economy. The Santander Group is one of the main players in project finance around the world and is one of the leaders in the Brazilian market, as evidenced by ANBIMA’s financial advisors ranking in recent years. In Latin America, and in the Americas, we are positioned among the top three banks in project finance, according to Dealogic rankings for 2015.

In 2015, our Brazilian project finance team acted as financial advisor with respect to a wind farm project with a total output of 90 megawatts at the Alternative Sources Auction. This helped us reach the milestone of having advised and structured more than 230 wind farm projects in Brazil, with a total output of approximately 7.0 gigawatts, which are either operating or are under construction. Also in 2015, we assisted some of our clients in Brazil in winning bids for solar energy generation projects totaling approximately R$3.2 billion.

We also acted as lead financial advisor to the main winner of the Hydroelectric Auction, the main auction organized by the Brazilian Government in 2015. Our client presented winning bids for two of the largest dams currently in operation in southeastern Brazil – Jupiá and Ilha Solteira, with aggregate capacity of 4.99 gigawatts.

In 2015, we have also offered, through our structured lending division, and our asset and capital structuring division, several structured financing solutions, allowing our clients to execute their strategic investment plans.

In 2015, we performed strongly in transactions involving the BNDES, as shown by the fact that the BNDES disbursed R$4.1 billion to our wholesale clients (clients with revenues that exceed R$90 million per year). Further, we achieved a 14.2% market share and 2nd place in the BNDES ranking, a stronger position than in 2014 (during which we were third). We also performed strongly in Export & Agency Finance transactions in Brazil, with the support of Multilateral and Export Credit Agencies, arranging agency-backed deals totaling R$11.1 billion to our clients in Brazil. Further, we achieved a 12.8% market share and first place in the Dealogic Latin America rankings, maintaining our leadership position.

Through our equities department, represented by our brokerage house Santander Corretora, we provide advisory and equity strategy services to individuals and institutional investors. We rely on our proprietary research produced by our in-house equity research and macroeconomic teams to make equity strategy recommendations. Santander Corretora also organizes events and conferences attended by senior executives of the largest companies in Brazil. In addition, Santander Corretora executes buy and sell orders for various securities (including shares, options, swaps, warrants, and future contracts) exclusively on behalf of individuals and institutional investors.

In the retail segment of Santander Corretora, the recommended strategies outperformed the Ibovespa during the year. While the Bovespa index fell 13% during the course of 2015, our recommended portfolio reached a negative return of 7% in the same period. Our Recommended Portfolio is more defensive than traditional portfolios because it is composed only of companies that combine reliable free cash flow generation, inelastic demand and revenues indexed to inflation and high payout. In addition, during 2015, the short-term strategies (longs and shorts) showed an even better performance, achieving a positive return of 18%.

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

In 2015, our treasury sales team was ranked first in foreign exchange products according to the Brazilian Central Bank, with a 15.1% market share. Also in, 2015, our team was ranked third in derivatives products and in COEs (“ Structured Transaction Certificate”) according to CETIP. In addition, during the course of 2015, Santander Brasil became the first Brazilian bank to undertake a public offering of COEs.

Proprietary Trading

Our proprietary trading division is responsible for the management of our proprietary books and the establishment of a relevant presence as a leading liquidity provider across local and foreign markets.

Distribution Network

Our distribution network provides integrated financial services and products to our customers through a variety of channels, including branches and mini-branches (or PABs), ATMs, call centers, the internet and mobile banking. The following table presents our principal distribution network as of December 31, 2015:

As of December 31, 2015
Branches	2,262
PABs	1,175
ATMs	14,221

Branch Network

Our branch network offers all of our products and services to our customers. As of December 31 of 2015, we had a network of 2,262 full service branches throughout Brazil, 85.50% of which were concentrated in the Southeast and South regions.

The table below shows the geographic distribution of our network throughout Brazil, as of December 31, 2015:

	Branches	PABs	ATMs
Central West	101	70	568
Northeast	189	114	1,248
North	38	36	323
Southeast	1,628	828	10,422
South	306	127	1,660
Total(1)	2,262	1,175	14,221

(1)	As of results release.

The following map shows the geographic distribution of our branch network, each region’s share of 2013 GDP and our market share as of December 31, 2015, according to the Brazilian Central Bank. Market share is calculated by dividing the number of our branches in the region by the number of branches for all principal banks in such region:

Source: GDP - IBGE 2013 / Market Share – Bacen December 2015

PABs

We offer daily banking services to our SME and corporate customers and their employees through our PABs - located on their sites, as well as in hospitals and universities. Our PABs are generally exclusive sale points at customers’ sites. We believe that the presence of PABs in our customers’ offices strengthens our relationship and builds loyalty with those customers, who benefit from the convenience of conducting their banking transactions at their workplace.

Client Service Channels

We also distribute our products and services through ATMs, the internet, mobile banking and call centers. This contributes significantly to our product sales revenue, strengthening the relationship with the customer and the customer’s satisfaction.

ATMs

We operate an extensive network of 14,221 ATMs, including those located in our branches and PABs. In addition, our customers have access to the “Banco24Horas” network, which operates more than 18,550 ATM units. Through this network, our customers are able to access their accounts and conduct banking transactions, as well as purchase most of the products and services available in our portfolio. In 2014, we introduced digital biometrics technology in our ATMs, allowing our customers to make their transactions faster and safer, without need for presenting cards or passwords.

Call Centers

Our call centers provide our customers with the opportunity to make inquiries, execute payment transactions and apply for products and services, such as personal loans. Our call centers are also an important distribution channel that offers our clients additional products and services. The following table presents summarized operating statistics of our call centers for the periods indicated.

	As of December 31,			Change, December 31, 2015 vs. December 31, 2014
	2015	2014	2013	Change	%
Number of individual customers (in thousands)	2,076	2,155	2,333	(79)	(3.8)%
PAS(1)	3,428	3,278	3,567	150	4.5%
Headcount	5,344	5,194	5,831	150	2.9%
Percentage of using customers per month	22.8%	23.5%	25%	(0.7) p.p.	—

(1)	Work stations set up for call center activities.

Internet Banking

Internet banking enables customers to conduct banking transactions at their convenience, such as obtaining account information, financial transfers, contracting products and making payments. The following table presents operating statistics for our internet banking segment for the periods indicated.

	As of December 31,			Change, December 31, 2015 vs. December 31, 2014
	2015	2014	2013	Change	%
Number of individual customers (in thousands)	3,444	3,098	2,743	346	10%
Percentage of using customers	37.9%	36.8%	33%	1.1 p.p.	—

Mobile Banking

In 2014, we launched a new application for individual customers. In it, clients have access to consolidated information relating to all of their accounts, products and services via a single access platform. The application is a significant improvement in the user experience as it offers a simplified and intuitive functionality. In 2015, we made further improvements to the user experience by further simplifying intuitive functionality and making available to our customers fingerprint access to their consolidated information through certain smartphones.

The following table presents operating statistics for our mobile banking segment for the periods indicated.

	As of December 31,			Change, December 31, 2015 vs. December 31, 2014
	2015	2014	2013	Change	%
Number of individual customers (in thousands)	2,027	1,166	776	861	42%
Percentage of using customers	34.4%	14.0%	9.0%	20.4 p.p.	—

Customer Funding

Since we are primarily a commercial bank, customer deposits are our main source of funding. These deposits, combined with capital and other instruments, enable us to cover our liquidity needs and legal reserve requirements. As of December 31, 2015, customer deposits amounted to R$243.0 billion, representing 57.2% of total funding, which amounted to R$425.2 billion.

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

We have put in place extensive security measures to mitigate the risk of cyber-security threats affecting our technology platforms and our business. We have taken into consideration the best practices set forth in the ISO-27002 security standard to assist us in formulating such security measures. The security measures, which we currently have in place include, but are not limited to access and privilege management, separation of test and production environments, network security analysis, incident management, baseline configuration of hardware and software, activity log correlation, malware prevention and remediation, and security analysis of third-party operations. We employ a range of security processes and solutions to enact such security measures, including regular compliance checks and maintaining continuous monitoring of network activity by our Security Operations Center. We also perform periodic reviews of cyber-security threats and related controls, including periodic penetration tests performed by independent third parties. In addition, we are constantly investing in technology and security solutions, as well as conducting user training and awareness efforts. Furthermore, we cooperate and exchange information and experience relating to cyber-security with local and international security communities, such as local telecommunications companies and other financial institutions, and in our capacity as a member of the Financial Services – Information Sharing and Analysis Center community.

In 2014, we opened and concluded the migration of our operation to the new data center located in Campinas. Our objectives are to: (i) maintain our systems with a high security level, (ii) optimize our technology activities and (iii) operate efficiently through the best use of energy and natural resources. The data center was designed in order to be an example of sustainable construction and consumes 20% less water and 30% less energy than our other data centers. In November 2015, our data center was recognized as one of the most efficient in Brazil at the Datacenter Dynamics Awards Brazil 2015 in the “Improvement in energy efficiency of the Data Center” category.

In 2015, in order to improve customer experience and increase employee engagement, we launched the “É Comigo Santander” application, a mobile application for exclusive use by employees which enables employees to report online issues that impact the banking experience of our customers and to improve services provided to our customers. We also implemented a new account opening process (Welcome Kit), which makes available to our customers on the same day on which they open a current account with us, their account debit and credit cards and the PIN for each card. Also in 2015, we launched the “AutoCompara” website, an online tool that allows the user to compare the car insurance prices of several insurance companies simultaneously. Furthermore, in 2015, we continued to expand our biometric authentication technology to our branches nationwide, and we had approximately 8,000 ATMs with biometric authentication capabilities as of December 31, 2015.

Communications and Marketing

Santander Brasil’s strategy is focused on close and transparent customer relations, which requires that communication and marketing play a vital role in our business. Tools such as advertising, social networks, sponsorships, events and institutional publications represent our activities, products and services, and our strategy for the promotion of sustainable business.

Starting in 2015, we conducted a comprehensive review of our communications processes, standards and practices, both internal and external, as part of the “Santander New Culture – Simple, Personal and Fair”, an initiative which is designed to help the Bank achieve the following goals: (i) to provide streamlined and intuitive services that are easy to use, (ii) to make available to customers different communications channels with the Bank tailor made for customer needs and preferences, and (iii) to promote customer, shareholder and employee business relationships within the Bank. During 2015, we hosted 34 marketing and communications events in various cities across Brazil, in which more than 1,500 of our officers and employees participated.

Marketing

In addition to supporting Santander Brasil’s business strategy, marketing expresses our corporate position. Our marketing activities throughout 2015 were based on the slogan: “We have a deal for you. It’s worth hearing.”, inviting existing and potential customers to reflect on the fact that their relationship with us can be “simple, personal and fair”. This model was used as a basis for the disclosure of new products and services such as “Santander Negócios & Empresas”, and others already in existence such as our Van Gogh and Santander Select segments.

Sponsorships and Culture

Santander Brasil maintained its strong presence in sports marketing in 2015, backing one major South American soccer tournament (Copa Libertadores da América) and the Scuderia Ferrari Formula One team. With regard to cultural investment, we strive to stimulate projects which encourage creativity and innovation, knowledge transfer, conscientious consumption and entrepreneurism. Among the highlights for the year is the sponsorship of “Museu do Amanhã”, an interactive science museum in which we have invested R$35 million, with a commitment to invest an additional R$30 million until 2025. Another initiative was the adoption of a 1,600 square meters pavilion at the Instituto Inhotim, one of the most important collections of contemporary art in Brazil. The gallery sponsored by us is the second largest at Instituto Inhotim and displays the works of artist Claudia Andujar, known worldwide for her photographs of the Yanomami Indians in the Brazilian Amazon rainforest. Our art collection includes works by Brazilian artists and foreign artists living in Brazil. Another important asset is Santander Cultural, housed in a historic building in Porto Alegre, State of Rio Grande do Sul, which promotes visual arts, cinema and music, while developing education initiatives.

Communication and Events

We relate to all of our stakeholders via a number of platforms. For example, we utilize social networks to establish dialog on issues of common interest as a means of increasing the engagement and involvement of the followers of our brand. Using this model, Santander Brasil amassed around 2.7 million fans on Facebook and 163,000 followers on Twitter and 17,100 followers on Instagram in 2015. The Annual Report, drawn up in accordance with Global Reporting Initiative (GRI) standards, is another important communication tool for our different stakeholders. Furthermore, we communicate with interested parties by means of quarterly market reports, regular meetings with minority shareholders, letters to shareholders, internal communication channels, an institutional site, a shareholders’ portal, press releases and events.

Sustainability

Overview

Our sustainability strategy is based on three pillars, which are aligned with our business and with Brazil’s development priorities: (i) social and financial inclusion; (ii) education; and (iii) socio-environmental businesses.

Social and Financial Inclusion

•	Our microcredit unit, which is the largest among privately-owned banks in Brazil based on market share and portfolio value, provided financing totaling approximately R$567.1 million for 139,422 customers in 2015. Since 2002, we have provided a total of approximately R$3.2 billion in microcredit financing to more than 345,000 customers.

•	Supporting programs designed to help guarantee the rights of children, teenagers and senior citizens in municipalities throughout Brazil. The Programa Amigo de Valor, for instance, allows Santander Brasil, as well as our employees and customers to transfer part of their owed income tax directly to the Child and Adolescent’s Rights Funds. In 2015, this program raised funds totaling R$8.4 million, which were directed to 42 municipalities in Brazil.

Education

•	Supporting higher education. We are the most active private institution in Brazil in this segment, and have partnerships with universities and their value chains (students, young professionals, teachers and administrative employees). As of December 31, 2015, we had partnerships with 452 accredited universities. Since 2005, Santander Universidades Brazil has granted over 114,000 scholarships. Since 2006, we have invested more than R$310 million in higher education.

•	Promoting the Programa Escola Brasil (“PEB”), a corporate volunteer program focused on public schools. PEB is present in 215 partner schools. In 2015, 442 volunteering initiatives took place, 75 of which were focused on financial education. PEB counts on the participation of 7,000 employees, relatives, and customers.

Social and Environmental Businesses

We offer products, services and programs which promote the development of our customers’ businesses in more sustainable ways. Since 2013, social and environmental financing has amounted to approximately R$5.4 billion, in 24,771 contracts.

For individuals, we offer products related to accessibility, renewable energies, cleaner processes and special credit financing lines.

For SMEs and corporate clients, we finance projects to mitigate the social and environmental impacts of our customers’ businesses through (i) reduction of water and/or energy consumption, (ii) adoption of renewable energy sources, (iii) waste management efficiency and (iv) corporate governance.

Through “Santander Financing,” we accredited partners who offer our lines of credit to their final customers that invest in projects related to renewable energies, energy efficiency/solutions and access to clean drinking water. These lines of credit are offered to both our account-holding and non-account holding customers, who can repay the line of credit in 60 month instalments.

In 2012, we launched the “Santander Sustainable Agriculture Program” (“SSAP”) which aims to promote a low-carbon economy by seeking alternatives to traditional methods of agriculture and livestock rearing based on a balance between economic, social and environmental issues. The SSAP empowers farmers and other related professionals by assisting them in (i) addressing technical issues relating to soil, water, waste, energy and climate change, as well as financial and legal matters, (ii) creating awareness among customers about the Brazilian Forest Code and the Rural Environmental Registry, (iii) fostering innovation by offering lines of credit to finance equipment and services with a reduced environmental impact, (iv) disseminating and encouraging the production of knowledge and good business practices in relation to the aforementioned issues and (v) articulating partnerships with companies engaged in promoting progress towards sustainability in the sector.

In 2015, we launched the “Produzindo Certo” program. We, Bayer CropScience, Unilever and Yara Fertilizers entered into a partnership for the purpose of encouraging soybean producers to comply to high environmental and social sustainability standards. The program supports soybean producers in obtaining the “Round Table Responsible Soy” certification (“RTRS”). The RTRS is aligned with the Stockholm Convention, which regulates the use of agrochemicals in the world. Our role is to offer a differentiated service to these producers, offering and approving lines of credit to finance agricultural activities through our “Rural Credit,” “Certificate of Rural Product” or BNDES loan programs.

In 2015, 71% of the employees we hired as credit risk analysts and for our wholesale banking customer service department received training in social and environmental risk.

Commitment to addressing Climate Change

Our commitment to climate change initiatives is based on three pillars:

•	Responsibility for our impact on the environment: Since 2011, we have reduced our total energy consumption by 5% and our long term goal is to continue to reduce it.

•	Low carbon business: Structuring solutions for financing a low carbon economy, with focus on renewable energies and sustainable agriculture.

•	Engagement and Transparency: Santander Brasil's commitment to addressing climate change was reaffirmed at the 21st Climate Conference (“COP 21”) in Paris, attended by heads of State, non-governmental organizations and companies. The Santander Group sponsored the Sustainable Innovation Forum, organized by the United Nations Agency for the Environment, and held a seminar about climate change and the role the financial sector should play in order to tackle climate change. At COP 21, we also announced our membership in the Climate Protocol of the Government of the State of São Paulo, becoming one of the first companies in Brazil to commit to the Protocol and its guidelines.

Socio-Environmental Responsibility Policy

In December 2014, our executive committee and board of directors approved our Social and Environmental Responsibility Policy (“PRSA”). The PRSA follows the guidelines of Resolution No. 4.327/14 of the National Monetary Council and Regulation SARB No. 14 of Febraban. We implemented the PRSA in 2015.

Recognitions

Our sustainability strategy and practices have been recognized by the inclusion of Santander Brasil, for the sixth consecutive year, in the portfolio of the Índice de Sustentabilidade Empresarial - “ISE” (Business Sustainability Index), of BM&FBOVESPA.

Other recognitions in 2015 included:

•	Eco Award presented by the American Chamber of Commerce in the “Practices of Sustainability, Products or Services” category;

•	Época Award for Green Company, in the “Climate Change - Services and Finance” category;

•	EXAME Sustainability Guide, which recognized our work in connection with social communication and the funding of renewable energy initiatives in Brazil;

•	ISTOÉ Premium Companies + Conscient : We were named as one of the top five companies with the best governance management model in Brazil;

•	Climate Disclosure Leadership Index (CDLI): We were recognized as one of the top ten companies in the rankings for Brazil; and

•	Our Data Center in the city of Campinas (São Paulo), was recognized in November 2015 as one of the most energy efficient in Brazil, by DatacenterDynamics Awards Brazil 2015, in the “Improvement in energy efficiency of the Data Center” category.

Insurance Coverage

We maintain insurance policies that we renew annually in order to protect our assets. All of our branches and administrative buildings are insured against loss caused by fire, lightning, explosions and other all risks policy coverage. Such coverage establishes reimbursement for the asset replacement value.

We also maintain an insurance policy against third-party damage to our properties.

Additionally, we maintain a directors and officers, or “D&O” insurance policy for our management against third-party complaints regarding management acts. There are insurance policies against crimes, employee dishonesty and damages arising out of public offerings.

Dependency on Patents, Licenses, Contracts and Processes

In Brazil, ownership of trademarks can be acquired only through a validly approved registration with the National Institute of Intellectual Property (Instituto Nacional de Propriedade Industrial, or “INPI”), the agency responsible for registering trademarks, patents and designs in Brazil. After registration, the owner has exclusive rights of use of the trademark throughout Brazil for a ten-year period that can be successively renewed for equal periods.

As of the date of this filing, we own 640 trademarks in Brazil, 454 of which are owned by Santander Brasil, with the remaining 186 owned by other companies of the Group.

The major trademarks we use, including, among others, the “Santander” and “Banco Santander” brands, are owned by the Santander Group. One of the Santander Group’s affiliates granted us a license to use such brands. All material trademarks for our business are registered or have been submitted to INPI by us or by the Santander Group.

We also own the principal domain names used in our business, which include:

(1) www.santanderbrasil.com.br;

(2) www.bancosantander.com.br;

(3) www.bsantander.com.br;

(4) www.corretorasantander.com.br;

(5) www.realsantander.com.br; and

(6) www.santander.com.br.

Our Intellectual Property department monitors social media pages for any unauthorized use of our trademarks. Also, our internet domain names are registered and monitored by the Santander Group in accordance with its policies, and the registration and creation by us of internet domain names are subject to the prior approval of our Intellectual Property department.

Competition

In the last few decades, the Brazilian financial system has experienced significant structural changes, following the evolution on the country’s economic environment and developing a solid framework, for both legal and financial supervision.

The consolidation of the Brazilian financial sector in the recent past, with the merger of large banks and the privatization of state-owned banks, led to increased competition in the Brazilian market for banking and financial services. According to the Brazilian Central Bank, in December 2015 there were 132 universal banks, 21 commercial banks and 13 investment banks, along with several brokers, leasing companies and other financial institutions operating in Brazil. Between 2011 and 2015, the Brazilian economy grew less than in prior years while delinquency rates, inflation and currency depreciation increased. In 2015, the deterioration of the Brazilian economy had a negative effect on banking activity in Brazil, resulting in a decrease in demand for credit. Consequently, financial institutions operating in Brazil intensified their efforts to hedge their exposure to credit risk by increasing their provisions for credit losses, moving their credit portfolio from products with larger spreads (and therefore, increased credit risk) to products with lower risks (and therefore, lower spreads) and shifting to a more conservative product mix.

Currently, there are five commercial financial institutions at the forefront of the Brazilian financial industry in terms of assets: Santander Brasil, Bradesco, Itaú Unibanco, Banco do Brasil and Caixa Econômica Federal. Together, these financial institutions accounted for 71% of the credit and 85% of the funding available in the country in December 2015, according to the Brazilian Central Bank and the financial statements of the aforementioned banks.

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

Public Sector

Despite the privatizations and consolidations in the banking industry, the Brazilian government still controls commercial banks at both the state and federal levels. In addition to their significant role as credit providers (with a 56% market share) and deposit takers (with a 53% market share), the state-owned banks also act as regional development agencies, with a strong position in markets such as housing and rural credit.

The three main financial institutions controlled by the federal government are:

•	Banco do Brasil, a full service bank that offers a wide range of products to the public and private sectors, and runs public rural loans programs. It is the main financial agent of the Brazilian government;

•	Caixa Econômica Federal, a full service bank, mainly involved in deposit taking, housing credit and urban infrastructure development; and

•	BNDES, a development bank which offers credit lines of medium and long-term financing at competitive interest rates to the private sector, especially the industrial sector. It operates with direct or indirect financing, through the transfer of resources to other state or privately-owned financial institutions.

Private Sector

We consider two privately-owned financial institutions to be our main competitors: Bradesco and Itaú Unibanco. Both have established brands and distribution capacity throughout the country, competing in every category of banking activity. Furthermore, we also face competition from local and regional banks that operate with commercial banking products in specific niches. In the GCB segment, our competitors are global financial institutions focused on investment bank services, which fill this role as a result of their experience in complex and structured operations, as well as their distribution network throughout Europe, North America and Asia.

Market Share

The following table shows the market share of the four leading financial institutions in Brazil in 2015:

	Santander Brasil	Bradesco	Itaú Unibanco	Banco do Brasil
	(In percentage)
Total Assets(1)	8.5	11.2	15.9	17.8
Total Lending(2)	8.1	11.4	12.6	22.3
Total Deposits(2)	7.8	11.1	12.8	17.5
Demand Deposits(2)	5.8	8.8	16.9	24.6
Savings Accounts(2)	5.6	14.2	15.6	23.5
Time Deposits(2)	10.2	9.4	9.3	10.7
Mutual Funds(3)	7.1	19.4	21.3	21.5
Retail(3)	9.1	10.6	16.5	37.9

(1)	According to the Brazilian Central Bank’s IF.data as of December 2015.

(2) According to the Brazilian Central Bank, reported and presented in accordance with Brazilian GAAP (December 2015).

(3)	According to ANBIMA (December 2015).

Credit Market in Brazil

There has been a steady increase in credit penetration in Brazil since 2003, but it is still at a level below that of other developed and emerging markets. However, after a decade during which credit penetration more than doubled compared to GDP, the pace of growth slowed down in 2014 and 2015.

Total Credit as a percentage of GDP

Sources: The graph on left is based on data from the Brazilian Central Bank. The graph on the right is based on data from the Bank for International Settlements on “Credit to non-financial sector” and takes into account lending from all sectors to the private non-financial sector as of September 30, 2015.

The Brazilian credit market is based on two types of loans:

•	mandatory or earmarked credit, which is subject to government controlled interest rates and follows rules for funding and destination defined by law; and

•	market-based credit, which is not subject to any constraints regarding interest rates, funding or resource allocation.

By the end of December 2015, 50.8% of the R$3,218 billion of total credit outstanding in Brazil was market-based credit, of which 49.2% was loans to individuals and 50.8% was corporate loans:

	2015	2014	2013
	(in billions of reais)
Total Credit Outstanding	3,218	3,017	2,711
Earmarked Credit	1,582	1,441	1,205
Market-Based Credit	1,636	1,577	1,507
Corporate	832	793	764
Individuals	804	783	743

Source: Brazilian Central Bank.

Retail Credit

According to the Brazilian Central Bank, the total outstanding market-based credit for individuals increased at an average annual compounded rate (“CAGR”) of 6.4% between December 2011 and December 2015, reaching R$803.3 billion or 25.0% of all the loans in Brazil.

The following table shows the evolution of the main retail credit products offered to individuals:

	2015	2014	2013	Change between December 31, 2015 vs. December 31, 2014
	(in billions of R$, except percentages)

Overdraft Accounts	24.6	24.5	23.3	0.21%
Payroll Loans	273.9	252.2	221.9	8.60%
Personal Credit	105.6	101.0	95.8	4.57%
Credit Card	173.0	160.8	144.6	7.58%
Autos	162.7	187.2	200.5	(13.09)%
Mortgage Financing (only individuals	499.6	431.6	337.2	15.74%
Rural Credit (only individuals)	153.7	145.6	119.1	5.60%
Others	118.1	109.2	103.3	8.16%
Total	1,511.1	1,412.1	1,245.8	7.01%

Source: Brazilian Central Bank.

The housing and real estate financing market is still developing in Brazil, after a few decades of stagnation. According to the Brazilian Central Bank, the ratio of mortgage loans to GDP increased from 4.3% in December 2011 to 8.4% in December 2015. Housing and real estate financing represents approximately 33.1% of the retail credit market in Brazil according to the Brazilian Central Bank. As of December 31, 2015, our market share was 5.2%.

Historically, the costs of market-based loans in Brazil have always been high, due to the lack of competition and high default rates. A safer and more attractive market-based loan for individuals is the payroll loan. As its payments are deducted directly from the borrower’s paycheck, it is considerably less risky and, therefore, has lower interest rates than unsecured consumer credit, and increased 8.6% in 2015. As of December 31, 2015, payroll loans represented approximately 18.1% of the retail credit market in Brazil. As of December 31, 2015, we had 5.4% of the market share in payroll loans, according to the Brazilian Central Bank.

The auto financing market has very competitive interest rates and the market’s ability to access a low-cost source of funding is an important advantage. Thus, this market has been dominated by the large retail banks, which gradually assumed the business from the automakers’ lending arms. As this product is secured by the asset being financed, it tends to have lower default rates than other market-based products. As a result of deteriorating economic conditions in Brazil, our auto financing portfolio decreased by 13.1% in 2015. As of December 31, 2015, we ranked first in the auto finance market, with a market share of 18.6%, according to the Brazilian Central Bank.

The credit card market has relatively high default rates and, as a result, higher interest rates than other market-based products. This market is dominated by the large retail banks, operating their own labels associated with international labels (such as Visa and MasterCard). In May 2013, the Brazilian Central Bank began to regulate electronic payment services. It is expected that this supervision will help decrease the risk of electronic transactions and reduce related costs. As of December 31, 2015, we had 11.1% of the market share in credit cards, according to the Brazilian Central Bank.

Corporate Credit

According to the Brazilian Central Bank, the amount of loans granted to companies has increased at a CAGR of 11.3% between December 2011 and December 2015, reaching R$1.7 trillion, or 53% of the country’s total lending. The main corporate products are the BNDES loans, which represent 19.7% of the country’s total lending, and Working Capital Loans, that represents 11.8%.

In the period of high inflation, the supply of long-term credit lines to Brazilian companies were limited, leading to a low level of corporate leverage in the country. However, according to the Brazilian Central Bank, the amount of corporate credit increased significantly, from R$186.7 million in December 2000 to R$1.7 trillion in December 2015, a CAGR of 15.9%.

Asset Management

According to ANBIMA, the asset management industry in Brazil increased at a CAGR of 10.6% between December 2010 and December 2015, reaching R$2.8 trillion of total assets. Retail funds represent 16.1% of this total, or R$451.0 billion. The largest players of the market are the large financial conglomerates and their main clients are institutional investors, including pension funds, insurance companies and private banking clients. As of December 31, 2015 we had a 7.1% market share with regard to assets under administration, according to ANBIMA.

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

Brazilian Central Bank

The Brazilian Central Bank is responsible for implementation of the CMN policies related to foreign currency and credit, regulation of Brazilian financial institutions, including as regards the minimum capital and compulsory deposit requirements, disclosure of the transactions carried out by financial institutions, as well as their financial information and monitoring and regulation of foreign investments in Brazil. The Brazilian Central Bank has committees to address specific issues, noteworthy among which is the Monetary Policy Committee (“Copom”), which has the purpose of adopting measures to fulfill the inflation targets defined by the CMN and establishing monetary policy guidelines. The activity of the Copom in the control of inflation targets includes the definition of the target for the SELIC Rate (the average rate for daily financing, backed by federal instruments, as assessed under the Special Settlement and Custody System) and publication of reports on the Brazilian economic and financial environment and projections for the inflation rate.

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

Basel III

On December 16, 2010, the Basel Committee issued the Basel III framework, which supplements and amends Basel II. Basel III includes higher minimum capital requirements and new conservation and counter cyclical buffers capital requirements, revised risk-based capital measures and the introduction of a new leverage ratio and two liquidity standards. As with other Basel directives, the Basel III framework will not be self-effectuating and will be implemented gradually by each country through legislation or regulation to be imposed upon that country’s home banks. Basel III is currently being implemented in Brazil and its implementation is expected to conclude on January 1, 2022, according to the agreed international timeframe.

Regulatory capital will continue to be composed of two tiers.

Tier I capital will have to reach a minimum index of 6.0% (according to the schedule established by the Brazilian Central Bank), divided into two portions: (i) Principal Capital consisting mainly of corporate capital and profit reserves (shares, units of ownership, reserves and earned income) of at least 4.5%, and (ii) Supplementary Capital consisting mainly of hybrid securities and capital instruments authorized by the Brazilian Central Bank (but excluding amounts relating to funding instruments issued by other local or foreign financial institutions) and any of our own shares purchased by us and the integration of which into the Supplementary Capital is permitted. To improve the quality of the capital of financial institutions, Basel III restricts the acceptance of financial instruments that fail to demonstrate effective capability of absorbing losses and requires the reduction of assets that in certain situations could jeopardize the financial institution’s capital value due to the instruments’ low liquidity, dependence on future profits for realization or difficulty of value measurement.

Current hybrid instruments and subordinated debt approved by the Brazilian Central Bank as additional capital requirements or Tier II are expected to be maintained if they also comply with requirements introduced by Basel III, including the mandatory conversion clauses into equity or write-off upon the occurrence of triggering events provided for in the regulations. The instruments that do not comply with Basel III rules have been gradually reduced since January 1, 2013 and shall continue to be so reduced until they do not consist of any portion of our regulatory capital as from January 1, 2022.

In accordance with the Basel III standards, the Brazilian Central Bank created the Premium Principal Capital (Adicional de Capital Principal), which corresponds to additional capitals (buffers) that create additional capital reserves to be used in periods of stress. In accordance with CMN regulation, the Brazilian Central Bank is entitled to establish the percentage of the Premium Principal Capital within certain minimum and maximum limits previously set forth by the CMN, the final minimum and maximum limits being 2.5% and 5%, respectively, of the weighted risk-asset ratio.

On December 29, 2014, the Brazilian Central Bank established that the amount of the Premium Principal Capital shall start at 0.625% of the weighted risk-asset ratio as of January 1, 2016, and shall increase to 1.25% on January 1, 2017, 1.875% on January 1, 2018 and 2.5% on January 1, 2019.

In 2015, the CMN and the Brazilian Central Bank enacted a set of rules which determine that the Premium Principal Capital will be equivalent to the sum of the Capital Conservation Buffer (Adicional de Conservação de Capital Principal), the Countercyclical Buffer (Adicional Contracíclico de Capital Principal), and the Systemic Relevance Premium Principal Capital (Adicional de Importância Sistêmica de Capital Principal). The regulation establishes the minimum requirements and methods to calculate each of them separately. The Conservation Buffer and the Countercyclical Buffer will compose the Premium Principal Capital of all financial institutions and institutions authorized to operate by the Brazilian Central Bank (except for those expressly waived from complying with regulatory capital requirements). The Systemic Relevance Premium Principal Capital will only apply to multiple banks, commercial banks, investment banks and saving banks (caixas econômicas).

The Basel III minimum capital index will increase from the current 11% to a maximum of 13%. The total index will be calculated as the sum of two parts: the Regulatory Capital and the Premium Principal Capital.

The Basel III rules also provide for the implementation of a leverage ratio calculated by the division of the Tier I capital by a bank’s total exposure. In early 2015, the Brazilian Central Bank issued a new regulation governing the calculation and reporting of the leverage ratio of Brazilian financial institutions in line with the Basel III rules which became effective in October 2015.

In 2015, the CMN and the Brazilian Central Bank also issued a set of rules for the implementation in Brazil of the liquidity coverage ratio or “LCR,” a short-term liquidity index. The purpose of the LCR is to demonstrate that financial institutions have sufficient liquid assets to make it through a stress scenario lasting one month. According to the recently enacted rules, the largest Brazilian banks have been required to maintain an LCR of at least 60% since October 2015. Thisratio will increase 10% annually until it reaches 100% in 2019. The Brazilian Central Bank also released in 2015 the local methodology for calculating the LCR so as to align the existing rules with the guidelines of the document “Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools” issued by the Bank for International Settlements on January 2013.

Further, in accordance with the international “phase-in” schedule for implementation of Basel III, the Brazilian Central Bank will also establish a long-term liquidity index to further control banks’ cash positions and its implementation is recommended as from 2018.

The following table presents an estimate of the implementation schedule of the main changes related to capital adequacy and leverage expected as a result of Basel III, as established by the Brazilian Central Bank:

Parameters	2013	2014	2015	2016	2017	2018	As from 2019
Common equity	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	5.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%
Regulatory capital	11.0%	11.0%	11.0%	9.9%	9.3%	8.6%	8.0%
Capital conservation buffer	—	—	—	0.6%	1.3%	1.9%	2.5%
Countercyclical buffer	—	up to 0.6%	up to 1.3%	up to 1.9%	up to 2.5%	up to 2.5%	up to 2.5%

In addition, in order to enable the implementation of the Basel III framework in Brazil, certain legislative changes were made. Among others, Law No 12,838 enacted on July 9, 2013, granted powers to the Brazilian Central Bank to limit the payment of dividends by financial institutions in case of non-compliance with the prudential capital requirements defined by the CMN.

Systemically Important Financial Institutions

The assessment of the global systemic importance of financial institutions (“IAISG”) comprises the index of systemic importance (“ISG”) and the aggregate of ancillary indexes established by regulations issued by the Brazilian Central Bank, which take into account, among other things, amounts relating to certain current and long term liabilities, deposits, financial transactions and revenues. The Brazilian Central Bank adopted the same components set out by the Basel Committee to calculate the ISG, including (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services provided; (iv) global or cross-jurisdictional activity; and (v) complexity, with each of these components receiving an equal weight in the assessment.

This assessment should be carried out by banks with total exposure in excess of R$500 billion, individually or at the consolidated enterprise level (conglomerado prudencial), as the case may be. Our controlling shareholder Santander Spain is considered a global systemically important financial institution in accordance with the Basel Committee rules. In Brazil, we are considered a systemically important financial institution pursuant to regulations issued by the Brazilian Central Bank.

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

Time Deposits (CDBs). The Brazilian Central Bank imposes a reserve requirement of 25.0% in relation to time deposits. Financial institutions must deposit an amount equivalent to the surplus of (i) R$3 billion for financial institutions with consolidated Tier 1 capital under R$2 billion; (ii) R$2 billion for financial institutions with consolidated Tier 1 capital between R$2 billion and R$5 billion; (iii) R$1 billion for financial institutions with consolidated Tier 1 capital between R$5 billion and R$15 billion; and (iv) zero for financial institutions with Regulatory Capital higher than R$15 billion.

Demand Deposits. As a general rule, the Brazilian Central Bank imposes a reserve requirement of 45% in relation to demand deposits.

Savings Deposits. The Brazilian Central Bank imposes a reserve requirement of 24.5% in relation to general savings deposits and 15.5% in relation to rural savings deposits. These amounts must be discounted by R$200 million until June 24, 2016 for financial institutions with consolidated Tier 1 capital under R$5 billion on December 31, 2014. In addition, a minimum of 65.0% of the total amount of deposits in savings accounts must be used to finance the housing sector.

Additional Deposit Requirements. The Brazilian Central Bank also stipulates an additional reserve requirement on deposits raised by full service banks, investment banks, commercial banks, development banks, finance, credit and investment companies, real estate credit companies and savings and loan associations. These institutions are required to deposit on a weekly basis the sum of the following amounts: (i) 11% of the mathematical average of funds from time deposits and other specific amounts, subject to the reserve requirement; and (ii) 5.5% of the mathematical average of funds from savings accounts subject to the reserve requirement. These amounts must be discounted by: (i) R$3 billion for financial institutions with consolidated Tier 1 capital under R$2 billion; (ii) R$2 billion for financial institutions with consolidated Tier 1 capital between R$2 billion and R$5 billion; (iii) R$1 billion for financial institutions with consolidated Tier 1 capital between R$5 billion and R$15 billion, and (iv) zero for financial institutions with Regulatory Capital higher than R$15 billion. At the close of each day, the balance of such account should be equivalent to 100% of the additional reserve requirement.

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

Brazilian Anti-Corruption Law

Law No. 12,846 of August 1, 2013, Brazil’s new anti-corruption law (“Brazilian Anti-Corruption Law”) entered into force on January 29, 2014. This law aims at fulfilling international commitments assumed by Brazil as a result of the ratification of various anti-corruption treaties, as well as meeting the population’s demands for the creation of more effective mechanisms to fight corruption at the public administration level. The Brazilian Anti-Corruption Law establishes that legal entities will have strict liability regardless of fault or willful misconduct for acts against the public administration carried out in their interest or for their benefit. Although known as the Anti-Corruption Law, this Law encompasses not only performance of acts of corruption but also performance of other injurious acts contrary to the Brazilian or foreign public administration.

Corporations that violate the Brazilian Anti-Corruption Law’s provisions will be subject to heavy penalties, some of which may be imposed through administrative proceedings and others solely through judicial channels. The Brazilian Anti-Corruption Law also creates a leniency program under which self-disclosure of violations and cooperation by corporations might result in the reduction of fines and other sanctions. On December 2015, the Brazilian government enacted Provisional Measure No. 703 (“MP 703”) amending the rules applicable to leniency programs. MP 703 authorizes the federal, state, and local governments, severally or jointly with the Prosecutor’s Office or the General Attorney, to enter into leniency programs, and sets out the procedures for implementing such programs. The definitive conversion into law of MP 703 is pending approval by the Brazilian Congress and subsequent sanction by the President of Brazil.

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

Auditing Requirements

The legislation and regulations issued by the CMN, CVM and BM&FBOVESPA determine that the periodic financial statements of financial institutions must be audited by independent auditors (individuals or legal entities) that are registered with CVM and who meet the minimum requirements set forth by the Brazilian Central Bank, and that the financial statements must be presented together with an independent auditor’s report. Our financial statements are audited in accordance with International Standards on Auditing with regard to Brazilian GAAP and also on the standards of the Public Company Accounting Oversight Board with regard to IFRS, as required by the SEC.

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

Consumer Protection

Relationships between consumers and financial institutions are governed by Law 8078, dated September 11, 1990 (“Brazilian Consumer Protection Code”), which grants consumers certain rights and sets forth measures to be observed by suppliers, which must be complied with by financial institutions. The Consumer Protection Code sets forth as consumer rights, among others, the assistance/facilitation in the defense of consumer’s rights, including through reverse burden of proof in their favor, and possibility of judicial review of contractual provisions deemed abusive.

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

Ombudsman

Financial institutions and other entities which are authorized to operate by the Brazilian Central Bank must have an ombudsman office. In 2015, the CMN and the Brazilian Central Bank updated the regulatory framework that regulates the ombudsman office of the entities authorized to operate by the Brazilian Central Bank.

The new framework aims at establishing a more effective and transparent ombudsman office that is able to provide better assistance to the financial institutions’ customers. An ombudsman office has the following attributions according the new regulation:

•	to provide last resort assistance in connection with customer claims that have not been resolved through the conventional customer service channels (including the banking correspondents and the Customer Service Attendance channel – SAC);

•	to act as a communication channel between the financial institutions and their customers, including for dispute resolution; and

•	to keep management informed of its activities.

The new regulatory framework is already in force. Financial institutions must fully implement the new requirements by June 2016.

Institutions that are part of a financial group are allowed to establish one ombudsman department to service the whole group. The officer in charge of the ombudsman office must prepare a report every six months, which must be provided to the management and auditing bodies, as well as be available to the Brazilian Central Bank for a period of at least five years.

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

Investment funds may not:

•	have more than 10% of their net worth invested in securities of a single issuer that is a publicly-held company (and that is not a financial institution), its controlling shareholders, subsidiaries and affiliates, or another investment fund;

•	have more than 20% of their net worth invested in securities issued by a financial institution (including the fund manager), its controlling shareholders, subsidiaries and affiliates; and

•	have more than 5% of their net worth invested in securities issued by an individual or private legal entity that is neither a publicly-held company nor a financial institution authorized to operate by the Brazilian Central Bank.

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

In 2013, the Brazilian Central Bank issued a series of rules that have replaced the Regulation of Foreign Exchange and International Capital Market (Regulamento do Mercado de Câmbio e Capitais Internacionais, or the “RMCCI”) of the Brazilian Central Bank. These rules are intended to optimize and simplify regulation involving the foreign exchange market, Brazilian capital abroad and foreign capital in Brazil previously contemplated by the RMCCI. The new foreign exchange rules also aim to cover situations that were not contemplated in the prior regulations.

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

Banks and trust companies wishing to conduct business from within the Cayman Islands must be licensed by the Cayman Islands Monetary Authority under the Banks and Trust Companies Law (2009 Revision) (“Banks and Trust Companies Law”), independent of whether the business is to be actually conducted in the Cayman Islands.

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

There are no specific ratio or liquidity requirements under the Banks and Trust Companies Law, but the Cayman Islands Monetary Authority will expect observance of prudent banking practices, and the Banks and Trust Companies Law imposes a minimum net worth requirement of an amount equal to CI$400,000 (or, in the case of licensees holding a restricted category “B” or a restricted trust license, CI$20,000). As of December 31, 2015, CI$1 was equivalent to R$4.7620, according to the Brazilian Central Bank.

Foreign Subsidiary

We established an independent subsidiary in Spain, Santander EFC, in order to complement our foreign trade strategy for corporate clients, which are composed of large Brazilian companies and their operations abroad. This allows us to provide financial products and services by means of an offshore entity which is not established in a “tax haven,” such as our Cayman Islands branch, in accordance with Law No. 12,249, of June 11, 2010, and Brazilian Federal Revenue Normative Ruling No. 1,037, of June 4, 2010.

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

U.S. Banking Regulation - Volcker Rule

In 2010, the United States enacted the Dodd-Frank Act, which provides a broad framework for significant regulatory changes that extend to almost every area of U.S. financial regulation. The Volcker Rule, a statutory provision of the Dodd-Frank Act, prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain limited exceptions. The Volcker Rule became effective in 2012, and in 2013 U.S. regulators issued final rules implementing the Volcker Rule. The final rules limit the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. The final rules also contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, as well as certain foreign government obligations, trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. The final rules implementing the Volcker Rule extended the period for all banking entities to conform to the Volcker Rule and implement a compliance program until July 21, 2015. In December 2014, the Board of Governors of the U.S. Federal Reserve issued an order extending the Volcker Rule’s general conformance period until July 21, 2016 for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 (“legacy covered funds”), and stated its intention to grant a final one-year extension of the general conformance period, to July 21, 2017, for banking entities to conform ownership interests in and relationships with legacy covered funds. This extension of the conformance period does not apply to the Volcker Rule’s prohibitions on proprietary trading or to any investments in and relationships with covered funds made or entered into after December 31, 2013. Banking entities such as Santander Spain must bring their activities and investments worldwide into compliance with the requirements of the Volcker Rule by the end of the conformance period. Santander Spain is assessing how the final rules implementing the Volcker Rule will affect its businesses, including Santander Brasil, and is developing and implementing plans to bring affected businesses into compliance.

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

The total amount of credit in the form of demand deposits, savings deposits, time deposits, deposits maintained in accounts blocked for transactions with checks (for the registration and control of funds relating to the rendering of services of payment of salaries, earnings, pensions), bills of exchange, real estate bills, mortgage bills, real estate credit bills and repurchase and resale agreements which object are instruments issued after March 8, 2012 by a company of the same group due to each customer by a financial institution (or by financial institutions of the same financial group) will be guaranteed by the FGC for up to a maximum of R$250,000 per customer. When the assets of the FGC reach 2% of the total amounts they guarantee, the CMN may temporarily suspend or reduce the contribution of financial institutions to the FGC. As from February 2016, credits of financial institutions and other institutions authorized to operate by the Brazilian Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC.

Taxation

Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)

The IRPJ is calculated at a rate of 15.0%, plus a surtax of 10.0% which is levied on profits exceeding the amount of R$ 240,000 per year and the CSLL is calculated at a rate of 20.0% for financial institutions and 9.0% for companies, after adjustments determined by the tax legislation.

Deferred tax assets and liabilities are computed based on temporary differences between the book basis and tax basis of assets and liabilities, tax losses, and adjustments to fair value of securities and derivatives.

According to the requirements in the current regulations, the expected realization of deferred tax assets is based on projections of future results and a technical study approved by the Directors of Santander Brasil.

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

The RTT expired in 2015 by virtue of Law 12,973.

Tax on Services (ISS)

Each of the Municipalities and the Federal District are responsible to define the applicable ISS current rate, which is charged on the service value where the Group has branches or administrative centers. The rates vary from 2.0% to 5.0% and depend on the nature of the service.

PIS and COFINS Tax Rates

PIS and COFINS (respectively, the profit participation contribution and the social security financing contribution, both of which are social contributions due on some revenues net of some expenses) payable by financial institutions and similar entities, as defined by law, are due at the rate of 0.65% and 4% respectively. They are levied cumulatively on gross revenue billed, understood as the total revenues earned by the legal entity, net of certain expenses, such as funding costs.

The non-financial entities are taxed at the rates of 1.65% and 7.6% of PIS and COFINS respectively, and are subject to non-cumulative incidence, that consists of deduction of certain expenses from the tax base as allowed by law.

Recent Amendments to the Brazilian Federal Tax Legislation

On May 14, 2014, Law No. 12,973 (the “2014 Tax Law”) was enacted, amending federal tax legislation with respect to IRPJ, CSLL, PIS and COFINS. The 2014 Tax Law governs the following matters, among others:

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

Tax on Financial Transactions (IOF)

IOF is a tax levied on credit, currency exchange, insurance and securities transactions and it is imposed on the following transactions and at the following rates:

Transaction(1)	Maximum Legal Rate	Present Rate
Credit extended by financial institutions and non-financial entities	1.5% or 3%	0.0041% per day for loans contracted by legal entities and 0.0082% per day for individuals capped at 365 days. An additional 0.38% rate is applicable in both cases.
Transactions relating to securities(2)	1.5% per day	0.5% per day for certain investment funds.
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
		0% other transactions with derivative contracts not expressly mentioned by the tax law.
Insurance transactions entered into by insurance companies	25%	2.38% for health insurance.
		0.38% for life insurance.
		7.38% for other types of insurance.

Transaction(1)	Maximum Legal Rate	Present Rate
Foreign exchange transactions(2)	25%	0.38% (general rule).
		6.38% on credit card transactions as from April 27, 2011.
		6.38% on withdrawals abroad using credit or debit cards as from December 28, 2013.
		6.38% on purchase of travelers cheque or loading of international prepaid card as from December 28, 2013.
		0% for outflow of funds related to the payment of principal and interest in connection with foreign loans and financings.

6% for the inflow of funds into Brazil, related to foreign loans subject to registration before the Brazilian Central Bank whose average maturity term is equal or less than 180 days.

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

FATCA

The Foreign Account Tax Compliance Act (“FATCA”) became law in the U.S. on March 18, 2010. The legislation requires Foreign Financial Institutions (“FFIs”) (such as Santander Brasil) to enter into an FFI agreement and agree to identify and provide the U.S. Internal Revenue Service (“IRS”) with information on accounts held by U.S. persons and certain U.S.-owned foreign entities, or otherwise face 30% withholding tax on certain U.S. source withholdable payments. In addition, FFIs that have entered into an FFI agreement will be required to withhold on such payments made to FFIs that have not entered into an FFI agreement, account holders who fail to provide sufficient information to classify an account as a U.S. or non-U.S. account, and U.S. account holders who do not agree to the FFI reporting their account to the IRS.

On September 23, 2014, Brazil and the United States announced that they have entered into an intergovernmental agreement (“IGA”), which became effective in Brazil by virtue of Decree 8,506 as of August 24, 2015. The aim of the IGA is to improve international tax compliance and implement FATCA. The IGA establishes an automatic annual bilateral exchange of information with the U.S. tax authorities. Under this agreement, Brazilian financial institutions will generally be required to provide certain information about their U.S. account holders to the Brazilian tax authorities (Receita Federal do Brasil), which will share that information with the IRS.

Complying with the required identification, withholding and reporting obligations requires significant investment in an FFI’s compliance and reporting framework. We are continuing to follow developments regarding FATCA closely and are coordinating with all relevant authorities.

Tax Amnesty Program

On January 13, 2016, the Brazilian federal government enacted Law 13,254 (“Law 13,254/16”), which is complemented by Normative Ruling No. 1,627 of March 15, 2016 (“IN 1,627/16”), which introduced an amnesty program aimed at encouraging Brazilian taxpayers to voluntarily disclose to the tax authorities and the Brazilian Central Bank unreported assets held abroad (the-so called Regime Especial de Regularização Cambial e Tributária, or “RERCT”) until December 31, 2014. Under the RERCT, taxpayers that declare previously unreported foreign assets to the competent authorities (without the need to bring these back to Brazil) will (i) be subject to the payment of income tax and a fine in the total amount of 30% on the total tax amount due and (ii) benefit from an amnesty in relation to any potential related criminal proceedings, provided that the assets are of legal origin. In order to benefit from the RERCT regime, the taxpayer must file specific forms with the Brazilian tax authorities and the Brazilian Central Bank. According to IN 1,627/2016, the deadline to apply for participation in the RERCT expires on October 31, 2016. It is expected that several Brazilian taxpayers, mostly high net worth individuals, will make use of the RERCT.

In March 2016, the Brazilian Central Bank issued a regulation establishing the necessary operational procedures to implement the RERCT which includes amendments to the foreign exchange rules in order to allow the necessary remittance of funds to implement the RERCT.

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

The following activities are disclosed in response to Section 13(r) with respect to affiliates of Santander UK plc (“Santander UK”), one of the affiliates within the Santander Group. During the period covered by this annual report:

(a)	Santander UK holds frozen savings accounts and one current account for two customers resident in the United Kingdom who are currently designated by the United States for terrorism. The accounts held by each customer were blocked after the customers’ designation and have remained blocked and dormant throughout 2015. Revenue generated by Santander UK on these accounts is negligible.

(b)	An Iranian national, resident in the United Kingdom, who is currently designated by the United States under the Iranian Financial Sanctions Regulations and the Non-Proliferation of Weapons of Mass Destruction designation, holds a mortgage with Santander UK that was issued prior to any such designation. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment instalments. In 2015, total revenue in connection with the mortgage was approximately £3,876 while net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions. The same Iranian national also holds two investment accounts with Santander ISA Managers Limited. The funds within both accounts are invested in the same portfolio fund. The accounts have remained frozen during 2015. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue for the Santander Group in connection with the investment accounts was approximately £188 while net profits in 2015 were negligible relative to the overall profits of Santander Spain.

(c)	During the third quarter of 2015 two additional Santander UK customers were designated. A United Kingdom national is designated by the United States under the Specially Designated Global Terrorist (“SDGT”) sanctions program and is on the United States Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List (the “SDN List”). This customer holds a bank account which generated revenue of approximately £180 during the third and fourth quarter of 2015. The account is currently blocked. Net profits in the third and fourth quarters of 2015 in connection with this account were negligible relative to the overall profits of Santander Spain. A second United Kingdom national is designated by the United States under the SDGT sanctions program and is on the SDN List. No transactions were made in the third and fourth quarters of 2015 and his account is currently blocked and in arrears.

(d)	In addition, during the fourth quarter of 2015, Santander UK identified one additional customer who has been designated. A United Kingdom national is designated by the United States under the SDGT sanctions program and is on the SDN List. The customer holds a bank account which generated negligible revenue during the fourth quarter of 2015. The account was closed during the fourth quarter of 2015. Net profits from such account in the fourth quarter of 2015 were negligible relative to the overall profits of Santander Spain.

In addition, the Santander Group has an outstanding legacy export credit facility with Bank Mellat, which was included in the SDN List at December 31, 2015. In 2005, Santander Spain participated in a syndicated credit facility for Bank Mellat of €15.5 million, which matured on July 6, 2015. As of December 31, 2015, the Santander Group was owed €0.3 million not paid at maturity under this credit facility and 95% covered by official export credit agencies.

Santander Spain has not been receiving payments from Bank Mellat under this or other credit facilities in recent years. Santander Spain has been and expects to continue to be repaid any amounts due under the aforementioned credit facility by official export credit agencies. No funds have been extended by Santander Spain under this facility since it was granted.

The Santander Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007. However, should any of the contractors default in their obligations under the public bids, the Santander Group would need prior approval from the Spanish government to pay any amounts due to Bank Sepah or Bank Mellat pursuant to Council Regulation (EU) No. 2015/1861.

In the aggregate, all of the transactions described above resulted in approximately €15,000 gross revenues and approximately €77,000 net loss to the Santander Group in the year ended December 31, 2015, all of which resulted from the performance of export credit agencies rather than any Iranian entity. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these legacy arrangements without either (i) paying the guaranteed amount, which payment would be subject to prior approval (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

SELECTED STATISTICAL INFORMATION

The following information for Santander Brasil is included for analytical purposes and is derived from and should be read in conjunction with the consolidated financial statements contained elsewhere herein, as well as “Item 5. Operating and Financial Review and Prospects.”

Average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and each of the month-end balances of the 12 subsequent months. Average income statement and balance sheet data and other related statistical information have been prepared on a consolidated annual basis.

The selected statistical information set forth below includes information at and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 extracted from the audited financial statements prepared in conformity with IFRS as issued by the IASB. See “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

Average Balance Sheet and Interest Rates

The following tables show our average balances and interest rates for each of the periods presented. With respect to the tables below and the tables under “—Changes in Net Interest Income – Volume and Rate Analysis” and “—Assets—Earning Assets – Yield Spread”, (i) we have stated average balances on a gross basis, before netting impairment losses, except for the total average asset figures, which include such netting, and (ii) all average data have been calculated using month-end balances, which is not significantly different from having used daily averages. We stop accruing interest on loans once they are more than 60 days past due. All our non-accrual loans are included in the table below under “Other assets”.

	For the year ended December 31,
	2015			2014			2013
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Assets and Interest Income
Cash and balances with the Brazilian Central Bank	67,261	4,625	6.9%	58,129	5,952	10.2%	54,966	6,797	12.4%
Loans and amounts due from credit institutions	41,622	5,076	12.2%	34,933	4,115	11.8%	34,605	751	2.2%
Loans and advances to customers	245,749	41,845	17.0%	215,524	37,084	17.2%	200,060	35,737	17.9%
Debt instruments	122,137	14,872	12.2%	88,968	10,419	11.7%	65,699	6,529	9.9%
Other interest – earning assets	—	3,451	—	—	1,354	—	—	1,403	—
Total interest – earning assets	476,769	69,870	14.7%	397,554	58,924	14.8%	355,329	51,217	14.4%
Equity instruments	2,729	143	5.2%	3,314	222	6.7%	2,753	81	3.0%
Investments in associates	903	—	—	1,073	—	—	799	—	—
Total earning assets	480,401	70,013	14.6%	401,940	59,146	14.7%	358,881	51,298	14.3%
Cash and balances with the Brazilian Central Bank	3,056	—	—	3,088	—	—	3,326	—	—
Loans and amounts due from credit institutions	1,463	—	—	1,638	—	—	2,777	—	—
Impairment losses	(14,212)	—	—	(13,750)	—	—	(14,198)	—	—
Other assets	64,048	—	—	49,301	—	—	48,316	—	—
Tangible assets	6,881	—	—	6,725	—	—	6,227	—	—
Intangible assets	30,222	—	—	29,625	—	—	29,955	—	—
Total average assets	571,860	70,013	12.2%	478,560	59,146	12.4%	435,286	51,298	11.8%
Liabilities and Interest Expense
Deposits from the Brazilian Central Bank and Deposits from credit institutions	67,375	4,584	6.8%	42,563	3,216	7.6%	34,673	1,774	5.1%
Customer deposits	217,653	20,666	9.5%	195,177	18,079	9.3%	183,234	13,517	7.4%
Marketable debt securities	84,118	10,048	11.9%	67,376	6,347	9.4%	59,711	4,355	7.3%
Subordinated debts	16,070	1,523	9.5%	13,523	1,319	9.8%	9,764	810	8.3%
Other interest-bearing liabilities	—	1,308	—	—	2,415	—	—	1,902	—
Total interest-bearing liabilities	385,215	38,129	9.9%	318,639	31,377	9.8%	287,382	22,359	7.8%
Deposits from credit institutions	123	—	—	164	—	—	176	—	—
Customer deposits – demand deposits	14,669	—	—	13,404	—	—	12,907	—	—
Other liabilities	89,820	—	—	67,536	—	—	53,906	—	—
Non-controlling interests	557	—	—	344	—	—	266	—	—
Stockholders’ Equity	81,475	—	—	78,474	—	—	80,650	—	—
Total average liabilities and equity	571,860	38,129	6.7%	478,560	31,377	6.6%	435,286	22,359	5.1%

Changes in Net Interest Income – Volume and Rate Analysis

The following tables present the changes in our net interest income allocated between changes in average volume and changes in average rate for the year ended December 31, 2015, compared to the year ended December 31, 2014, and for the year ended December 31, 2014 compared to the year ended December 31, 2013. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates”.

	For the years ended 2015/2014			For the years ended 2014/2013
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest and Similar Income
Interest-earning assets
Cash and balances with the Brazilian Central Bank	836	(2,162)	(1,326)	374	(1,219)	(845)
Loans and amounts due from credit institutions	811	149	961	7	3,357	3,364
Loans and advances to customers	5,150	(389)	4,761	2,694	(1,347)	1,347
Debt instruments	4,024	429	4,453	2,587	1,303	3,890
Other interest-earning assets	2,097	—	2,097	(49)	—	(49)
Total interest-earning assets	12,919	(1,973)	10,946	5,613	2,093	7,707
Equity Instruments	(35)	(44)	(79)	19	122	141
Total earning assets	12,884	(2,017)	10,866	5,632	2,216	7,848
Interest Expense and Similar Charges
Interest-bearing liabilities
Deposits from the Brazilian Central Bank and Deposits from credit institutions	1,715	(347)	1,368	465	976	1,442
Customer deposits	2,125	462	2,587	927	3,636	4,563
Marketable debt securities	1,781	1,920	3,700	609	1,383	1,992
Subordinated liabilities	242	(38)	204	350	159	509
Other interest-bearing liabilities	(1,107)	—	(1,107)	134	—	134
Total interest-bearing liabilities	4,756	1,996	6,752	2,485	6,154	8,639

Assets

Earning Assets – Yield Spread

The following table analyzes our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates”.

	For the year ended December 31,
	2015	2014	2013
	(in millions of R$, except percentages)
Average earning assets	480,401	401,940	358,881
Interest and dividends on equity securities(1)	70,013	59,146	51,298
Net interest income	31,884	27,769	28,939
Gross yield(2)	14.6%	14.7%	14.3%
Net yield(3)	6.6%	6.9%	8.1%
Yield spread(4)	4.7%	4.9%	6.4%

(1)	Total earning assets plus dividends from companies accounted for by the equity method (equity instruments).

(2)	Gross yield is the amount of “Interest and dividends on equity securities” divided by “Average earning assets”.

(3)	Net yield is the amount of “Net interest income” divided by “Average earning assets”.

(4)	Yield spread is the difference between the average rate of “Total earning asset” and the average rate of “Total interest-bearing liabilities”.

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	For the year ended December 31,
	2015	2014	2013
ROA: Return on average total assets	1.7%	1.2%	1.3%
ROE: Return on average stockholders’ equity	12.1%	7.3%	7.3%
ROE (adjusted) (1)	18.5%	11.3%	10.9%
Average stockholders’ equity as a percentage of average total assets	14.2%	16.4%	18.5%
Payout(2)	63.4%	27.1%	44.1%

(1)	“Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” is a non-GAAP financial measure which adjusts “Return on average stockholders’ equity” to exclude the goodwill arising from the acquisition of Banco Real in 2008. See “Item 3. Key Information—A. Selected Financial Data—Selected Consolidated Ratios” for a reconciliation of “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” to “Return on average stockholders’ equity”.

(2)	Dividend payout ratio (dividends declared per preferred share divided by net income per preferred share).

Interest-Earning Assets (other than Loans)

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates”.

	For the year ended December 31,
	2015	2014	2013
Cash and balances with the Brazilian Central Bank	14.1%	14.6%	15.5%
Loans and amounts due from credit institutions	8.7%	8.8%	9.7%
Loans and advances to customers	51.5%	54.2%	56.3%
Debt instruments	25.6%	22.4%	18.5%
Total interest-earning assets	100.0%	100.0%	100.0%

Loans and amounts due from credit institutions

The following table shows our short-term funds deposited with other banks at each of the dates indicated.

	For the year ended December 31,
	2015	2014	2013
	(in millions of R$)
Time deposits	3,627	4,819	4,443
Reverse repurchase agreements	153	2,408	19,602
Escrow deposits	9,493	8,170	7,422
Cash and foreign currency investments	24,058	12,398	14,609
Other accounts	5,271	1,264	135
Total	42,601	29,059	46,212

Investment Securities

As of December 31, 2015, the book value of investment securities was R$118 billion (representing 19.5% of our total assets in the period). Brazilian government securities totaled R$93 billion, or 78.8%, of our investment securities as of December 31, 2015. For a discussion of how our investment securities are valued, see notes 6 and 7 to our consolidated financial statements.

The following table shows the carrying amounts of our investment securities by type and residence of the counterparty at each of the indicated dates:

	As of December 31,
	2015	2014	2013
	(in millions of R$)
Debt securities
Government securities—Brazil	93,440	103,598	51,619
Debentures and promissory notes	11,967	13,428	12,134
Other debt securities	10,307	3,685	4,151
Total domestic/debt securities	115,714	120,711	67,904

Equity securities
Shares of Brazilian companies	1,168	1,339	1,124
Shares of foreign companies	11	8	149
Investment fund units and shares	961	1,601	1,726
Total equity securities	2,141	2,948	2,999
Total investment securities	117,855	123,659	70,903

As of December 31, 2015, we held no securities of single issuers or related groups of companies whose aggregate book or market value exceed 10.0% of our stockholders’ equity, other than the Brazilian government securities, which represented 117% of our stockholders’ equity. The total value of our debt securities was approximately 145% of stockholders’ equity.

The following table analyzes the maturities and weighted average yields of our debt investment securities (before impairment allowance) as of December 31, 2015. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not significant

	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total
	(in R$ millions)
Debt securities
Government securities—Brazil	17,363	36,153	31,267	8,657	93,440
Other debt securities	4,968	8,472	8,479	356	22,275
Total debt investment securities	22,475	44,625	39,746	9,013	115,714

The average rate for debt investment securities is 9.6%.

Loan Portfolio

As of December 31, 2015, our total loans and advances to customers were R$267.3 billion (44.1% of our total assets). Net impairment losses, loans and advances to customers were R$252 billion as of December 31, 2015 (41.6% of our total assets). In addition to loans, we had outstanding as of December 31, 2015, 2014, 2013, 2012 and 2011, R$91.9 billion, R$98.6 billion, R$100.5 billion, R$106.8 billion and R$98.6 billion respectively, of loan commitments drawable by third parties.

Types of Loans by Type of Customer

Substantially all of our loans are to borrowers domiciled in Brazil and are denominated in reais. The following tables analyze our loans and advances to customers (including securities purchased under agreements to resell), by type of customer loan, at each of the dates indicated. For each category of loan, we maintain specific risk management policies in line with the standards of the Santander Group and as managed and monitored by our board of officers through the credit committee. Our credit approval processes for each category of loan are structured primarily around our business segments. See “Item 11. Quantitative and Qualitative Disclosures about Risk—Credit Risk” for details on our credit approval policies for retail and wholesale lending.

We have a diversified loan portfolio with no specific concentration exceeding 10% of our total loans.

	As of December 31,
	2015	2014	2013	2012	2011
	(in millions of R$)
Commercial, and industrial(1)	150,881	133,087	113,571	103,206	94,922
Real estate – (2) (3)	36,852	31,864	25,555	20,110	16,298
Installment loans to individuals(3)	77,407	81,893	84,312	83,243	76,459
Lease financing(4)	2,126	2,266	2,768	4,182	6,506
Loans and advances to customers, gross(5)	267,266	249,111	226,206	210,741	194,184
Impairment losses	(15,233)	(13,421)	(13,472)	(13,967)	(11,118)
Loans and advances to customers, net	252,033	235,690	212,734	196,774	183,066

(1)	Includes primarily loans to small and medium-size businesses, or SMEs in our Commercial Banking segment, and to GCB, corporate and business enterprise customers in our Wholesale Global Banking segment. The principal products offered to SMEs in this category include revolving loans, overdraft facilities, installment loans, working capital and equipment finance loans. Credit approval for SMEs is based on customer income, business activity, collateral coverage and internal and external credit scoring tools. Collateral on commercial and industrial lending to SMEs generally includes receivables, liens, pledges, guarantees and mortgages, with coverage generally ranging from 100.0% to 150.0% of the loan value depending on the risk profile of the loan. Our Wholesale Global Banking customers are offered a range of loan products ranging from typical corporate banking products (installment loans, working capital and equipment finance loans) to more sophisticated products (derivative and capital markets transactions). As Wholesale Global Banking customers tend to be larger businesses, credit approval is based on customer credit quality as evaluated by a specialized team of risk analysts taking account of, among other things, business revenues and credit history of each customer. Underwriting policies for this category of loan to our Wholesale Global Banking customers are focused on the type of guarantee or collateral provided. Certain loans (BNDES products) are generally secured by liens on financed machinery and equipment, though guarantees may be provided as additional security.

(2)	Includes loans on residential real estate to individuals. Credit approval policies in this category are determined by reference to the type of lending product being offered, the type and location of the real estate, the revenue or income of the business or customer, respectively, requesting the loan and internal and external credit scoring information. All loans granted under this category are secured by the financed real estate. Loan-to-value ratios for loans in this category are generally limited to 80.0% and the average loan to value ratio for new loans is approximately between 54.0% and 60.0%. Moreover, real estate also includes construction loans made principally to real estate developers that are SMEs and corporate customers in our Wholesale Global Banking Segment. Loans in this category are generally secured by mortgages and receivables, though guarantees may be provided as additional security.

(3)	Consists primarily of unsecured personal installment loans (including loans the payments for which are automatically deducted from a customer’s payroll), revolving loans, overdraft facilities, consumer finance facilities and credit cards. Credit approval in this category is based on individual income, debt-to-income ratio and internal and external credit scoring models. Credit approval for many of these types of loans is based on automatic scoring models, with pre-set lending limits based on credit scores. For example, the maximum lending amount on revolving loans and overdraft facilities may vary from between 60.0% to 240.0% of an individual’s monthly income, depending on the specific product and credit score of the individual.

(4)	Includes primarily automobile leases and loans to individuals. Credit approval is based both on an automatic scoring model using external credit scores and on evaluation by our branch personnel following our risk management policies. The vehicle financed acts as collateral for the particular loan granted.

(5)	Includes commercial credit, credit granted by us, money market operations, lease financing, other time credits and impaired assets.

Maturity

The following table sets forth an analysis by maturity of our loans and advances to customers by type of loans on December 31, 2015.

	Maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total Loans	Balance	% of Total Loans	Balance	% of Total Loans	Balance	% of Total Loans
	(in millions of R$, except percentages)
Commercial and industrial	107,673	66.0	37,136	47.2	6,072	23.8	150,881	56.5
Real estate	8,087	5.0	12,898	16.4	15,867	62.2	36,852	13.8
Installment loans to individuals	46,177	28.3	27,661	35.2	3,569	14.0	77,407	29.0
Lease financing	1,189	0.7	933	1.2	4	0.0	2,126	0.8
Loans and advances to customers, gross	163,126	100.0	78,628	100.0	25,512	100.0	267,266	100.0

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans by maturity as of December 31, 2015.

	Fixed and variable rate loans with maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of R$, except percentages)
Fixed rate	120,551	73.9	47,614	60.6	5,183	20.3	173,348	64.9
Variable rate	42,575	26.1	31,014	39.4	20,329	79.7	93,919	35.1
Total	163,126	100.0	78,628	100.0	25,512	100.0	267,266	100.0

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

	As of December 31,
	2015		2014		2013
	Balance	% of Total Assets	Balance	% of Total Assets	Balance	% of Total Assets
	(in millions of R$, except percentages)
OECD countries(1)
Austria	—	—	36	—	481	0.1
Spain	240	—	217	—	629	0.1
United States	2,686	0.4	8,094	1.6	3,383	0.7
Netherlands	5,474	0.9	12,556	2.4	8,990	2.0
Other OECD countries(2)	374	0.1	626	0.1	1,940	0.4
Total OECD	8,774	1.4	21,529	4.1	15,423	3.4

Non-OECD countries
Latin American countries(2)	522	0.1	128	—	667	0.1
Cayman Islands	4,372	0.7	825	0.2	1,093	0.2
Other(2)	574	0.1	267	0.1	730	0.2
Total non-OECD	5,468	0.9	1,220	0.2	2,490	0.5
Total	14,242	2.4	22,749	4.4	17,913	4.0

(1)	The Organization for Economic Cooperation and Development.

(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

The following table presents the amounts of our cross-border outstandings as of December 31, 2015, 2014 and 2013 by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

	Government	Banks and Other Financial Institutions	Commercial, and Industrial	Other Loans	Total
	(in millions of R$)
2013
United States	—	2,350	647	—	2,997
Netherlands	—	33	8,956	—	8,989
Cayman Islands	—	—	304	503	807
Total	—	2,383	9,907	503	12,793

2014
United States	—	8,023	71	—	8,094
Netherlands	—	21	12,535	—	12,556
Cayman Islands	—	—	510	53	563
Total	—	8,044	13,116	53	21,213

2015
United States	—	2,621	59	—	2,680
Netherlands	—	—	5,474	—	5,474
Cayman Islands	—	2,265	—	—	2,265
Total	—	4,886	5,533	—	10,419

Changes in Allowances for Impairment Losses on the Balances of “Loans and receivables”

The following tables analyze changes in our allowances for impairment losses for the periods indicated. For further discussion of movements in the allowances for impairment losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014—Impairment Losses on Financial Assets (Net)” and “—Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013—Impairment Losses on Financial Assets (Net)”.

	As of December 31,
	2015	2014	2013	2012	2011
	(in millions of R$)
Balance at beginning of year	13,563	13,641	14,042	11,180	9,192
Impairment losses charged to income for the year	13,723	12,049	14,356	18,004	11,191
Write-off of impaired balances against recorded impairment allowance	(11,874)	(12,126)	(14,757)	(15,142)	(9,203)
Balance at end of year	15,412	13,563	13,641	14,042	11,180
Of which:
Loans and advances to customers	15,233	13,421	13,472	13,967	11,118
Loans and amounts due from credit institutions	179	142	168	75	62
Recoveries of loans previously written off(1)	757	855	456	1,528	1,809

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

Allowance by type of borrower

The table below shows a breakdown of recoveries, net provisions and write-offs against credit loss allowance by type of borrower for the periods indicated.

	As of December 31,
	2015	2014	2013	2012	2011
	(in millions of R$)
Recoveries of loans previously written off(1)	757	855	456	1,528	1,809
Commercial and industrial	294	185	123	456	353
Real estate	86	81	78	64	65
Installment loans to individuals	348	560	215	960	1,331
Lease finance	29	29	41	48	60
Impairment losses charged to income for the year(1)	13,723	12,048	14,356	18,004	11,191
Commercial and industrial	6,634	4,875	5,186	5,776	2,943
Real estate – mortgage	91	38	126	149	98
Installment loans to individuals	6,766	6,868	8,803	11,795	7,972
Lease finance	232	268	241	284	178
Write-off of impaired balances against recorded impairment allowance	(11,874)	(12,127)	(14,757)	(15,142)	(9,203)
Commercial and industrial	(4,953)	(4,494)	(3,195)	(4,992)	(2,470)
Real estate	(77)	(97)	(177)	(48)	(37)
Installment loans to individuals	(6,622)	(7,337)	(11,093)	(9,855)	(6,484)
Lease finance	(222)	(199)	(292)	(247)	(212)

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

The table below shows a breakdown of allowances for credit losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated.

	As of December 31,
	2015	% of Total Loans	2014	% of Total Loans	2013	% of Total Loans
	(in millions of R$, except percentages)
Borrowers
Commercial and industrial	8,586	55.7	6,905	50.9	6,523	47.8
Real estate	184	1.2	170	1.3	230	1.7
Installment loans to individuals	6,420	41. 7	6,276	46.3	6,745	49.4
Lease financing	222	1.4	212	1.6	143	1.0
Total	15,412	100.0%	13,563	100.0%	13,641	100.0%

Internal Risk Rating

The following table presents a breakdown of our portfolio by internal risk rating, at the dates indicated:

	For the year ended December 31,
	2015	2014
	(in millions of R$)
Internal Risk Rating (1)
Low	211,645	199,201
Medium-low	29,501	27,044
Medium	8,639	7,935
Medium-high	8,552	5,899
High	8,929	9,032
Loans and advances to customers, gross	267,266	249,111

(1)	For further information on our internal risk rating levels and their corresponding probability of default, see “Item 11. Quantitative and Qualitative Disclosures about Risk—Credit Risk—Credit Monitoring.”

Renegotiation Portfolio

The renegotiation portfolio for the year ended on December 31, 2015 amounted to R$11.4 billion compared to R$12.6 billion for the same period in 2014, a decrease of R$1,255 million or 9.9%. This portfolio includes loans and advances to customers that were extended and/or modified to facilitate repayment under conditions agreed upon with customers.

The renegotiation portfolio was covered by allowances for impairment losses of 50.4% as of December 31, 2015 and 45.7% as of December 31, 2014. These levels are considered appropriate for the characteristics of these loans and advances to customers.

The following table presents a breakdown of our renegotiation portfolio by type of customer, allowances for impairment losses and our coverage ratio at the dates indicated:

	2015	2014(1)
	(in millions of R$, except percentages)
Renegotiation Portfolio by type of customer
Commercial and industrial	5,158	5,944
Real Estate	—	—
Installment loans to individuals	6,173	6,650
Financial leasing	64	56
Total	11,395	12,650
Allowances for impairment losses (1)	5,740	5,784
Coverage ratio (1)	50.4%	45.7%

(1)	The data for the fiscal year ended December 31, 2014 has been restated following a change in the methodology applied by us to our analysis of the renegotiation portfolio by type of customer, allowances for impairment losses and of our coverage ratio. We now exclude contracts which have been written off.

Balances are deemed to be impaired when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts on the dates indicated in the loan agreement, after taking into account the collateral guarantees received to secure (fully or partially) collection of the related balances.

In relation to renegotiated products, we, through our internal renegotiation policy, require at least a minimum amount of payment of quotas for any renegotiated products to be considered performing (note that the classification of such transactions are renegotiated operations will remain even after such payments). Renegotiated loans that are more than 60 days late than due date are also accounted for as impaired.

In 2015, we increased our efforts in relation to the collection of loans that are less than 60 days past due and also in relation to written off loans. We are also continuing with our strategy (in place since 2012) of granting loans to persons with low risk profile and higher levels of collaterals and guarantees, which results in lower levels of delinquency and has contributed to a reduction in the size of our renegotiation portfolio during 2015.

Impaired Assets

The following table shows our impaired assets, excluding country risk.

	For the year ended December 31,
	2015	2014	2013	2012	2011
	(in millions of R$, except percentages)
Impaired assets
Past due and other impaired assets(1)	18,599	14,011	14,022	16,057	13,073
Impaired assets as a percentage of total loans	7.0%	5.6%	6.2%	7.6%	6.7%
Net loan charge-offs as a percentage of total loans	4.4%	4.9%	6.5%	7.2%	4.7%
Net loan charge-offs as a percentage of average total loans	4.5%	5.3%	6.8%	7.5%	5.2%

(1)	Includes as of December 31, 2015, R$5,549 million of doubtful loans (2014 – R$3,959 million, 2013 – R$1,744 million, 2012 – R$1,087 million and 2011 – R$689 million) that were not past-due.

Evolution of Impaired Assets

Our impaired assets increased by 32.7%, or R$4,588 million, to R$18,599 million on December 31, 2015 compared to R$14,011 million on December 31, 2014. Provisions for impairment losses, including total recoveries of loans previously charged off, increased 13.6%, or R$1,849 million, to R$15,412 million on December 31, 2015 compared to R$13,563 million on December 31, 2014. Offsetting these effects were recoveries of R$757 million on loans previously written off on December 31, 2015 and R$855 million on December 31, 2014.

The following table shows the changes in our impaired assets at the dates indicated:

	For the year ended December 31,
	2015	2014	2013	2012	2011
	(in millions of R$)
Balance at beginning of year	14,011	14,022	16,057	13,073	9,348
Net additions	16,462	12,115	12,722	18,126	12,928
Write-offs	(11,874)	(12,126)	(14,757)	(15,142)	(9,203)
Balance at end of year	18,599	14,011	14,022	16,057	13,073

Impaired Assets by Type of Customer

The following table shows the changes in our impaired assets by type of customers at the dates indicated:

	As of December 31,
	2015	2014
	(in millions of R$)
Commercial and industrial	10,846	6,737
Real estate	829	375
Installment loans to individuals	6,873	6,839
Lease financing	52	60
Total	18,599	14,011

Commercial and Industrial

Impaired assets in the portfolio of commercial and industrial loans amounted to R$10,846 million on December 31, 2015, an increase of R$4,109 million, or 61.0%, compared to 2014. The increase in impaired assets in this portfolio was mainly caused by the slowdown in the Brazilian economy, for which the GDP decreased by -3.8%. In 2015, the Brazilian economy was negatively impacted by the measures adopted by the Brazilian government: the Brazilian Central Bank raised the SELIC rate from 11.75% on December 31, 2014 to 14.25% on December 31, 2015 in response to inflation during the year and also to mitigate the devaluation of the Brazilian currency, which resulted in an increase in impaired assets in portfolios exposed to foreign currency risk. In addition, certain major companies active in the oil and gas, construction and infrastructure sectors have been negatively affected by the current state of the Brazilian economy and Brazil’s ongoing political crisis. Trends observed in 2015 were consistent with the trends observed in 2014, when government measures aimed to control inflation also led to increases in production costs and adversely affected the ability of our industrial customers to honor their debts. Despite the increase in impaired assets, default rates remained reasonably stable in 2015. This behavior was mainly due to the measures adopted by Santander Brasil since late 2012, primarily related to the reassessment of limits for loans with higher collateral requirements and to the review of collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts. These and other actions helped improve the quality of this credit portfolio.

Real Estate

Impaired assets in the real estate lending portfolio totaled R$829 million on December 31, 2015, an increase of R$454 million compared to 2014. The increase in impaired assets was primarily due to the growth of this credit portfolio, which grew by 15.7% in 2015. Notwithstanding the increase in impaired assets, the default rate in the real estate lending portfolio reached 2.2% on December 31, 2015, an increase of 107 basis points compared to December 31, 2014. In general, the increase in the default rate was mainly due to the slowdown in the Brazilian economy, which resulted in higher unemployment rates, affecting the ability of our customers to honor their debts. The increase in the SELIC rate also increased the value of debt repayments and made new credit more expensive, increasing the rate of consumer debt.

Installment loans to individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$6,873 million on December 31, 2015, with increase of R$ 35 million, or 0.5%, compared to 2014. The stability in impaired assets reflects the measures adopted by Santander Brasil since late 2012 to manage default rates in this portfolio, which included the adaptation of credit limits for new customers, the development of new loan models with “predictive scoring” enhancements and recovery campaigns to offer to delinquent customers loan terms adjustments to help them meet their payment obligations.

Financial Leasing

Impaired assets in the financial leasing lending portfolio totaled R$52 million on December 31, 2015, with a reduction of 13.3%, or R$8 million, compared to the same period last year, primarily due to the reduction in lending in this portfolio, in line with the market trend of decreased automobile financing to individuals. This trend was also observed in 2014, when impaired assets in the financial leasing lending portfolio decreased 46%, or R$68 million, compared to the same period in 2013.

Methodology for Impairment Losses

We evaluate all loans regarding the provision for impairment losses from credit risk. Loans are either individually evaluated for impairment, or, for loans accounted as amortized cost, collectively evaluated by grouping similar risk characteristics. Loans that are individually evaluated for impairment losses are not evaluated collectively.

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

The loss parameters used to calculate the provisions also consider the type of exposure risk, recovery history and payment of renegotiated portfolio, as well as the probability of default of these operations, which are usually higher when compared to operations which have not been renegotiated.

The impairment loss is calculated using statistical models that consider the following factors:

•	Exposure at default or “EAD” is the amount of risk exposure at the date of default by the borrower. In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

•	Probability of default or “PD” is the probability of the borrower failing to meet its principal and/or interest payment obligations. PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

•	Loss given default, or “LGD,” is the loss arising in the event of default. In addition to examining the PD, we manage our portfolio looking for loans in which the borrowers will provide higher volumes of guarantees relating to operations and who will also act to constantly strengthen the area of loan recovery. These and other actions combined are responsible for ensuring the adequacy of the LGD parameters (loss resulting from the event of default by the borrower to honor the principal and / or interest payments). The LGD calculation is based on the net charge-offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of delinquency.

•	Loss identification period, or “LIP,” is the time period between the occurrence of a loss event and the identification of an objective evidence of this loss by us. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of such loss.

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

Loans past due for less than 90 days but not classified as impaired

The following table shows the loans past due for less than 90 days but not classified as impaired at the dates indicated:

	As of December 31,
	2015	% of total	2014	% of total
	(in millions of R$, except percentages)
Commercial and industrial	5,072	24.3	4,580	23.2
Mortgage loans	7,552	36.1	6,096	30.9
Installment loans to individuals	8,236	39.4	8,974	45.5
Lease financing	41	0.2	93	0.5
Total (*)	20,900	100.0%	19,743	100.0%

(*)	Refers only to loans past due between 1 and 90 days.

Impaired Asset Ratios

Our computable credit risk portfolio increased by approximately R$22.4 billion from R$288.4 billion as of December 31, 2014 to R$310.9 billion as of December 31, 2015. Our impaired assets increased by approximately R$4.6 billion in the same period from R$14 billion to R$18.6 billion. The default rate increased by 110 basis points in 2015 in comparison to 2014. The net expenses from the allowances for credit losses increased by R$1.7 billion to R$13 billion as of December 31, 2015 compared to R$11 billion as of December 31, 2014. The increase in net expenses was mainly caused by the slowdown in the Brazilian economy, which suffered a GDP contraction of 3.8% in 2015. In 2015, the Brazilian economy was negatively impacted by the measures adopted by the Brazilian Central Bank, which raised the SELIC rate from 11.75% on December 31, 2014 to 14.25% on December 31, 2015 in response to inflation during the year and also to mitigate the devaluation of the Brazilian currency, which resulted in an increase in impaired assets in portfolios exposed to foreign currency risk. In addition, certain major companies active in the oil and gas, construction and infrastructure sectors have been negatively affected by the current state of the Brazilian economy and Brazil’s ongoing political crisis.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio at the dates indicated.

	As of December 31,
	2015	2014	2013	2012	2011
	(in millions of R$ except percentages)
Credit risk exposure	267,266	249,111	226,206	210,741	194,184
Impaired assets	18,599	14,011	14,022	16,057	13,073
Provisions for impairment losses	15,412	13,563	13,641	14,042	11,180
Credit risk exposure Non GAAP – customers (1)	310,877	288,445	257,420	238,807	216,756
Ratios
Impaired assets to credit risk exposure	6.0%	4.9%	5.4%	6.7%	6.0%
Coverage ratio(2)	82.9%	96.8%	97.3%	87.5%	85.5%
Loans and receivables	(12,966)	(11,194)	(13,900)	(16,476)	(9,382)
Other financial instruments not measured at fair value(3)	(524)	(78)	(218)	—	—
Impairment losses on financial assets (net)(4)	(13,634)	(11,272)	(14,118)	(16,476)	(9,382)

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting of R$267,266 million and guarantees and documentary credits amounting to R$43,611 million. We present the off-balance sheet information to better demonstrate our total managed credit risk.

(2)	Provisions for impairment losses as a percentage of impaired assets.

(3)	Corresponds to the registration of losses of a permanent character in the realization value of bonds and securities classified as “securities available for sale” currently accounted for in “earnings on financial assets (net)”.

(4)	As of December 31, 2015 impairment losses on financial assets (net) included R$144 million relating to debt instruments.

Non-current assets held for sale

The following table shows the movement in non-current assets held for sale at the dates indicated.

	As of December 31,
	2015	2014	2013
	(in millions of R$, except percentages)
Balance at beginning of year	978	324	315
Foreclosures loans and other assets transferred	649	757	51
Sales	(317)	(103)	(42)
Others	—	—	—
Final balance, gross	1,310	978	324
Impairment losses	(73)	(48)	(50)
Impairment as a percentage of foreclosed assets	5.5%	4.9%	15.3%
Balance at end of year	1,237	930	275

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits.

The following tables analyze our deposits at the dates indicated.

	As of December 31,
	2015	2014	2013
	(in millions of R$)
Deposits from central banks and credit institutions
Time deposits	55,795	42,045	30,510
Demand deposits	145	162	251
Repurchase agreements	13,511	21,468	3,271
of which:
Backed operations with Private Securities(1)	85	961	373
Backed operations with Public Securities	13,427	20,507	2,898
Total deposits of the Brazilian Central Bank and Credit Institutions	69,451	63,674	34,032
Customer deposits
Current accounts	15,580	15,507	15,585
Savings accounts	35,985	37,939	33,589
Time deposits	89,986	91,552	81,350
Repurchase agreements	101,492	75,645	69,632
of which:
Backed operations with Private Securities(1)	61,174	46,699	41,853
Backed operations with Public Securities(1)	40,318	28,946	27,779
Total Customer deposits	243,043	220,644	200,156
Total deposits	312,494	284,318	234,188

(1)	Refers primarily to repurchase agreements backed by debentures of own issue.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of U$100,000 or more at the dates indicated. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	As of December 31, 2015
	Domestic	International
	(in millions of R$)
Under 3 months	2,574	5,234
3 to 6 months	2,785	1,896
6 to 12 months	6,600	1,614
Over 12 months	16,831	208
Total	28,791	8,952

Short-Term Borrowings

The following table shows our short-term borrowings consisting of government securities that we sold under agreements to repurchase for purpose of funding our operations.

	For the year ended December 31,
	2015		2014		2013
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase
As of December 31	115,003	14.15%	97,113	10.7%	72,879	10.8%
Average during the period	89,046	14.24%	80,337	10.7%	77,241	10.7%
Maximum month-end balance	103,105		96,844		84,004
Total short-term borrowings at year end	115,003		97,113		72,879

4C. Organizational Structure

Santander Group controls Santander Brasil directly and indirectly through Santander Spain, Sterrebeeck B.V. (“Sterrebeeck”), Grupo Empresarial Santander, S.L. (“GES”) and Santander Insurance Holding, S.L., which are controlled subsidiaries. As of December 31, 2015, Santander Spain held, directly and indirectly, 88.8% of our voting stock (not including the shares held by Banco Madesant - Sociedade Unipessoal).

Santander Spain ended December 2015 as the largest bank in the euro zone, with a market capitalization of €65,792 million. As of December 31, 2015, Santander Spain’s attributable profit totaled €6,566 million, 12.9% higher than the previous year, and the total shareholder remuneration on account of the earnings for the 2015 financial year is €0.20 per share. The Santander Group operates principally in Spain, the United Kingdom, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products. In Latin America, the Santander Group has majority shareholdings in financial institutions in Argentina, Brazil, Chile, Mexico, Peru, Puerto Rico and Uruguay. As of December 31, 2015, Santander Brasil contributed 19.0% of the profit attributable to the Santander Group.

The following table presents the name, country of incorporation or residence and proportion of ownership interest of our main subsidiaries in accordance with the criteria for consolidation pursuant to IFRS:

			Ownership Interest
	Activity	Country of Incorporation	Direct	Total Direct and Indirect
Direct and Indirect subsidiaries of Banco Santander (Brasil) S.A.
Banco Bandepe S.A.	Bank	Brazil	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	78.57%	99.99%
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	Brazil	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Buying club	Brazil	100.00%	100.00%
Santander Microcrédito Assessoria Financeira S.A.	Microcredit	Brazil	100.00%	100.00%
Santander Brasil Advisory Services S.A.	Other Activities	Brazil	96.52%	96.52%
Atual Companhia Securitizadora de Créditos Financeiros.	Securitization	Brazil	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	Brazil	99.99%	100.00%
Santander Participações S.A.	Holding	Brazil	100.00%	100.00%
GetNet Adquirência e Serviços para Meios de Pagamento S.A.	Other Activities	Brazil	88.5%	88.5%
Sancap Investimentos e Participações S.A.	Holding	Brazil	100.00%	100.00%
Mantiq Investimentos Ltda.	Other Activities	Brazil	100.00%	100.00%

			Ownership Interest
	Activity	Country of Incorporation	Direct	Total Direct and Indirect
Santander Brasil, EFC	Financial	Spain	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance Broker	Brazil	60.65%	60.65%
Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	Brazil	—	100.00%
Evidence Previdência S.A.	Holding	Brazil	—	100.00%
Controlled by Santander Serviços S.A.
Webcasas S.A.	Other Activities	Brazil	—	100.00%
Controlled by GetNet
Auttar HUT Processamento de Dados Ltda.	Other Activities	Brazil	—	100.00%
Integry Tecnologia e Serviços A.H.U Ltda.	Other Activities	Brazil	—	100.00%
Toque Fale Serviços de Telemarketing Ltda.	Other Activities	Brazil	—	100.00%
Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos S.A.(b).	Other Activities	Brazil	—	50.00%
Banco Bonsucesso Consignado S.A.	Banking	Brazil	—	60.00%
Controlled by Banco Bonsucesso Consignado
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	Brazil	—	100.00%
Bonsucesso Tecnologia Ltda.	Other Activities	Brazil	—	100.00%
Santander FIC FI Contract I Referenciado DI(a)	Investment Fund	Brazil	—	(a)
Santander Fundo de Investimento Unix Multimercado Crédito Privado(a)	Investment Fund	Brazil	—	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior(a)	Investment Fund	Brazil	—	(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior(a)	Investment Fund	Brazil	—	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado(a)	Investment Fund	Brazil	—	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior(a)	Investment Fund	Brazil	—	(a)
Santander Fundo de Investimento Financial Curto Prazo(a)	Investment Fund	Brazil	—	(a)
Santander Fundo de Investimento Capitalization Renda Fixa(a)	Investment Fund	Brazil	—	(a)
Santander Paraty QIF PLC(a)	Investment Fund	Brazil	—	(a)

(a)	Company to which we are exposed, or have rights to variable returns and have the ability to affect those returns by making certain decisions, in accordance with IFRS 10 - Consolidated Financial Statements. We and/or our subsidiaries hold 100% of the shares of these investment funds.

(b)	On January 4, 2016, Aymoré CFI informed the other shareholders of Super of its decision to exercise its call option for the 50% shares in Super not owned by it. The acquisition was concluded on March 10, 2016.

4D. Property, Plant and Equipment

We operate four major administrative operational centers, all of which are owned properties. Additionally, we own 426 properties for the activities of our banking network and rent 1,613 properties for the same purpose. Furthermore, in 2014, we opened and concluded the migration of our operation to the new data center located in Campinas, which also is an owned property. For further information about the location of our branches, see “—Item 4. Information on the Company—B. Business Overview—Distribution Network.” Our headquarters are located at Av. Presidente Juscelino Kubitschek, 2,041 and 2,235 (Torre São Paulo)–Bloco A, Vila Olímpia, São Paulo, State of São Paulo, Brazil.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A. Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 and the related notes thereto, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors”, and other factors discussed elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2015, 2014 and 2013, prepared in accordance with IFRS and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements”.

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

In 2012, in a challenging market environment, the economy slowed down substantially (with real GDP growth of 1.9%), which resulted in a direct impact on credit quality in Brazil. As a consequence, the financial system suffered an increase in overall delinquency ratios, driven mainly by lending to individuals. The efforts of the government and the Brazilian Central Bank to increase liquidity and boost the economy continued in 2012, with additional measures such as reducing reserve requirements on time deposits and demand deposits and channeling liquidity to smaller banks.

In 2013, the pace of economic growth accelerated (with real GDP growth of 3.0%), and the credit quality in Brazil had improved, especially in lending to individuals. The delinquency ratio decreased, in a reversal from the trend of an increasing delinquency ratio in 2012 as compared to 2011, reaching 2.8% as of December 31, 2013 as compared to 3.5% in 2012, and unemployment reached historically low rates.

In 2014, the economy slowed down substantially (with real GDP growth of 0.1%). However the downward trend of the economy did not result in a direct impact on credit quality in Brazil. The improvement in credit quality throughout 2012 and 2013 did not result in a change in overall delinquency ratios, despite a slowdown of the economy. The delinquency ratio reached 2.7% as of December 31, 2014 as compared to 2.8% in 2013, and unemployment reached historically low rates.

In 2015, the economy deteriorated further and government policy adjustments resulted in further tightening of monetary policy, tightening of federal government spending and tax increases, the depreciation of the real against the dollar and a realignment of public tariff prices. These factors contributed to a decrease in disposable income, which further slowed down the economy. Despite all the economic adjustments implemented throughout the year, the fiscal imbalance widened and the GDP contracted by 3.8% during 2015, which led to Brazil being downgraded to non-investment grade status by S&P in September 2015, Fitch Ratings in December 2015 and Moody’s in February 2016. Various major Brazilian companies were also downgraded. Such downgrades have further worsened the conditions of the Brazilian economy and the financial condition of Brazilian companies, especially those relying on foreign investments.

Other Factors Affecting Our Financial Condition and Results of Operations

As a Brazilian bank, we are significantly affected by the general economic environment in Brazil. The following table presents key data of the Brazilian economy for the periods indicated:

	For the year ended December 31,
	2015	2014	2013
GDP growth(1)	(3.8)%	0.1%	3.0%
CDI rate(2)	13.2%	10.8%	8.0%
TJLP(3)	7.0%	5.0%	5.0%
SELIC rate(4)	14.25%	11.75%	10.0%
Increase (decrease) in real value against the U.S. dollar	(47.0)%	13.4%	14.6%
Selling exchange rate (at period end) R$ per U.S.$1.00	3.90	2.66	2.34
Average exchange rate R$ per U.S.$1.00(5)	3.33	2.35	2.16
Inflation (IGP-M)(6)	10.5%	3.7%	5.5%
Inflation (IPCA)(7)	10.7%	6.4%	5.9%

Sources: BNDES, Brazilian Central Bank, FGV and IBGE.

(1)	Revised series. Source: IBGE.

(2)	The overnight interbank deposit rate (Certificado de Depósito Interbancário), or “CDI” is the average daily interbank deposit rate in Brazil (at the end of each month and annually).

(3)	Represents the interest rate applied by the BNDES for long-term financing (at the end of the period).

(4)	The benchmark interest rate payable to holders of some securities, such as treasury financial letters, issued by the Brazilian government and traded on the SELIC.

(5)	Average of the selling exchange rate for the last day of each month during the period.

(6)	The inflation rate is the general index of market prices (Índice Geral de Preços-Mercado, or “IGP-M”), as calculated by FGV.

(7)	The inflation rate is the consumer price index (Índice de Preços ao Consumidor – Amplo, or “IPCA”), as calculated by the IBGE.

Interest Rates

The normalization of local liquidity conditions and inflationary pressure in 2010 led the Brazilian Central Bank to raise rates by 375 basis points between April 2010 and July 2011, when the SELIC reached 12.50%. Nevertheless, the persistence of uncertainty in international markets and the first signs of a slowdown in domestic activity led the Brazilian Central Bank to resume monetary easing in August 2011. Thus, the SELIC rate was cut by 525 basis points between August 2011 and December 2012. On October 10, 2012 the SELIC rate reached an annual rate of 7.25%, the lowest level in history. In 2013, the Brazilian Central Bank began a monetary tightening cycle due to rising inflation in the 6% range, the depreciation of the real, and a perception of the recovery of certain economic activity. The SELIC rate was increased by 275 basis points, reaching 10% on November 27, 2013 at the last monetary policy committee meeting of the year. The SELIC rate continued to increase in 2014, reaching 11.75% in December, 2014. On January 21, 2015, the SELIC rate was increased to 12.25%, reaching 12.75% on March 3, 2015. In April 2015, the SELIC rate was 13.25%. The monetary tightening cycle was extended until July 2015, when the SELIC rate reached 14.25% where it currently remains.

The following table presents the low, high, average and period-end SELIC rate since 2011, as reported by the Brazilian Central Bank:

	Low	High(1)	Average(2)	Period-End
Year
2011	11.00	12.50	11.71	11.00
2012	7.25	10.50	8.46	7.25
2013	7.25	10.00	8.44	10.00
2014	10.00	11.75	11.02	11.75
2015	11.75	14.25	13.58	14.25

(1)	Highest month-end rate.

(2)	Average of month-end rates during the period.

Our assets are predominantly fixed rate and our liabilities are predominantly floating. The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements. As of December 31, 2015, a 100 basis point increase in the yield curve would have resulted in R$525 million decline in the net interest income over a one-year period.

Credit Volume and Quality

Between 2010 and 2011, outstanding credit in Brazil increased 20% on average, the household debt burden (defined as the percentage of monthly available family income owed to service debt) was 20.2% in this same period, and by the end of 2011 non-performing loans to individuals represented 7.7%. In 2012, with the economic activity slowdown, the household debt burden increased to 22.5%, and the level of non-performing loans to individuals increased to 8.0%, resulting in a deceleration of the annual growth of outstanding credit, to 16.4%. The slowdown in credit growth continued through 2013 and 2014, even with a remarkable expansion of credit supply by state-owned banks. The total outstanding credit increased 14.6% and 11.3% in 2013 and 2014, respectively. The level of non-performing loans decreased to 5.3%, and the household debt burden decreased to 21.2% at the end of 2014. The slowdown in credit growth continued through 2015, with an annual growth of outstanding credit of 6.7%, a ratio of non-performing loans to individuals increased to 6.1% and an increase of the household debt burden to 22.4%.

The total outstanding credit to GDP ratio increased from 34.7% in December 2007 to 53.1% in December 2014 and 54.5% in 2015. Although this is one of the highest levels ever achieved by Brazil, it is still low compared to other economies.

	2015	2014	2013
	(in billions of R$)
Total Credit Outstanding (*)	3,217	3,017	2,711
Earmarked credit	1,582	1,441	1,205
Non-earmarked based credit	1,635	1,577	1,507
of which:
Corporate	832	793	764
Individuals (retail)	803	783	743

(*) Some figures may be subject to revision by the Brazilian Central Bank.

Source: Brazilian Central Bank.

Foreign Exchange Rates

Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments. In 2015, we recorded foreign exchange revenues of R$10,084 million. In 2014, we recorded foreign exchange losses of R$3,636 million. These results are due to the variation of the U.S. dollar against the real on our assets and liabilities positions in U.S. dollar denominated instruments during these years. These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure. Such losses and gains are recorded under “Exchange differences (net)”.

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Most recently, the real was R$1.566 per U.S.$1.00 in August 2008. Primarily as a result of the crisis in the global financial markets, the real depreciated 31.9% against the U.S. dollar, reaching R$2.337 per U.S.$1.00 at year end 2008. In 2009 and 2010, the real appreciated against the U.S. dollar and reaching R$1.666 per U.S.$1.00 at year end 2010. During 2011 the real depreciated and on December 31, 2011 the exchange rate was R$1.876 per U.S.$1.00. During 2012, 2013 and 2014, the real continued to depreciate and on December 31, 2014, the exchange rate was R$2.656 per U.S.$1.00. During 2015, the real depreciated significantly mainly as a result of deteriorating economic conditions in Brazil, including Brazil being downgraded to non-investment grade status by S&P and Fitch Ratings, and a decrease in global commodities prices. On December 31, 2015, the exchange rate was R$3.9048 per U.S.$1.00.

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

The 2008 global financial crisis contributed to the containment of inflation in 2009. However, a recovery in domestic demand and commodity price increases contributed to an increase in the rate of inflation to 5.9% in 2010. In 2011, consumer price inflation increased to 6.5%, driven by a 9% increase in the price of services. In 2012, consumer price inflation showed a mild reduction to 5.8%, mainly due to the impact of reductions in the taxes applicable to durable goods. The inflation rate was 5.9% in 2013 due to inflation in the price of services of 8.7% combined with strong inflation in the price of food of 8.5%, which was partially offset by low inflation in certain price-regulated sectors, such as urban transport fares and electricity and telecommunication tariffs. However, in 2014, regulated prices inflation increased, bringing the overall rate of consumer inflation to 6.4%. In 2015, as a result of the indexation of a significant portion of contracts for services to the inflation levels of the previous years, the impact of adjustment of tariffs and the impact of the depreciation of the real on prices, the inflation rate reached a level of 10.7%, the highest on record since May 2005 and well above the Brazilian Central Bank’s inflation target of 4.5%.

Reserve and Lending Requirements

The requirements set by the Brazilian Central Bank for reserves and credit has a significant impact on the operational results of the financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our operational results by limiting or expanding the amounts available for commercial credit transactions.

The table below shows the requirements for reserves and credit to which we are subject for each financing category:

Product	As of December 31, 2014	As of December 31, 2015	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	34.0%	34.0%	Loans	Cap rate: 8.75% p.a.
Microcredit loans(2)	2.0%	2.0%	Loans	Cap rate: 2.0% p.m.
Reserve requirements	45.0%	45.0%	Cash	Zero
Additional reserve requirements	0.0%	0.0%	Cash	SELIC
Free funding(3)	19.0%	19.0%

Savings accounts
Mortgage loans	65.0%	65.0%	Loans	Cap of TR + 12.0% p.a.
				TR + 6.17% p.a., or
Reserve requirements(4)	20.0%	24.5%	Cash	TR + 70.0% of the target SELIC
Additional reserve requirements(4)	10.0%	5.5%	Cash	SELIC
Free funding(3)	5.0%	5.0%

Time deposits
Reserve requirements (5)	20.0%	25.0%
In cash or other instruments(6)	12.0%	15.0%	Cash or other instruments	SELIC for Cash
In cash	8.0%	10.0%	Cash	SELIC
Additional reserve requirements	11.0%	11.0%	Cash	SELIC
Free funding(3)	69.0%	64.0%

(1)	Rural credits are credits granted to farmers in the amount of R$6.2 billion and R$6.1 billion on December 31, 2014 and December 31, 2015, respectively.

(2)	Micro-credit is a credit granted to very small businesses, with an open position of R$287.6 million and R$299.5 million on December 31, 2014 and December 31, 2015, respectively.

(3)	Interest-free financing is the amount to be used on a free of interest basis for other purposes in each financing category.

(4)	In June 2015 the reserve requirement increased to 24.5%, and up to 18% of this requirement can be deducted using real estate financing according to SFH. Also, the additional reserve requirement was changed to 5.5%.

(5)	In June 2015 the reserve requirement increased to 25%.

(6)	Other instruments include motorcycle and vehicles financing, working capital and certain assets (mainly loan portfolios and Treasury Bills) from eligible financial institutions in accordance with regulations on reserve requirements on time deposits. In June 2015, 100% of the reserve requirement became remunerated and the deduction using financial vehicles and motorcycles, working capital or by purchasing portfolios from eligible institutions became optional.

Taxes

See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Taxation”.

Hedging in Foreign Investments

We operate a branch in the Cayman Islands and a subsidiary named Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander EFC” (an independent wholly-owned subsidiary in Spain) which is used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the real on foreign investments is non-taxable. This tax treatment results in volatility of the income tax line item in our income statement. This asymmetry is offset through a derivative position in U.S. dollar futures, which generates gains or losses dependent of any devaluation or appreciation of the real, which is our strategy to protect our after-tax results. The reconciliation of our effective tax rate to the statutory tax rate is set forth in note 23b to our consolidated financial statements as of and for the year ended December 31, 2015.

Goodwill of Banco Real

We generated goodwill of R$27 billion as a result of our acquisition of Banco Real in 2008. Under IFRS, we are required to analyze goodwill for impairment at least annually or whenever there are indications of impairment. In 2015, 2014 and 2013, the recoverable goodwill amounts are determined from “value in use” calculations. For this purpose, we estimate cash flow for a period of five years. We prepare cash flow estimates considering several factors, including: (i) macroeconomic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate of, and long-term adjustments to, cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by an independent research company, which is reviewed and approved by the board of directors. Therefore, amortization of goodwill related to tax generates a permanent difference and no record of the deferred tax liability.

	2015	2014	2013
	(Value in use: cash flows)
Main Assumptions
Basis of valuation
Period of the projections of cash flows(1)	5 years	5 years	5 years
Growth rate(2)	7.5%	7.0%	7.0%
Discount rate(3)	15.2%	14.4%	14.8%

(1)	The projections of cash flow are prepared using internal budget and growth plans of management based on historical data, market expectations and conditions such as industry growth, interest rates and inflation.

(2)	The growth rate is calculated based on a real growth rate of 2% p.a. plus annual long-term inflation.

(3)	The discount rate is calculated based on the capital asset pricing model.

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

Factors Affecting the Comparability of Our Results of Operations

Sale of Santander Securities Services Brasil DTVM S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, we executed preliminary documents containing the main terms and conditions of the sale of our qualified custody business and the sale of our subsidiary SSS DTVM, which renders third party fund administration services, to a holding company owned by Santander Spain and a group of private equity funds managed by Warburg Pincus. Following the sale, we will continue to act as the administrator of the funds, as per CVM Instruction No. 306, dated as of May 5, 1999, as amended.

The closing of the transaction occurred on August 31, 2015, when all of our shares in SSS DTVM were formally transferred to Santander Securities Brasil and SSS DTVM acquired our qualified custody business. We received R$859 million at the closing of the transaction which generated gains of R$751 million before taxes recorded in the “Other non-financial gains/losses” line.

Plans to Optimize our Capital Structure

On September 26, 2013, we announced that, in order to optimize our capital structure, our board of directors submitted a proposal to optimize the composition of our regulatory capital to our shareholders for their approval (“PR Optimization Plan”). The aim was to establish a more efficient capital structure, consistent with recent capital rules and aligned with our business strategy and asset growth plan. The PR Optimization Plan was composed of the following items: (i) an equity distribution to the shareholders of Santander Brasil in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of our regulatory capital; and (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents of reais.

Equity Distribution

On November 1, 2013, the proposal for equity distribution to shareholders was approved at a shareholders’ meeting. In January 2014, the conditions for us to be able to effect the equity distribution (i.e., end of the period of opposition from unsecured creditors, approval by the Brazilian Central Bank and filing of the minutes of the meeting at the JUCESP) were satisfied. The equity distribution to shareholders occurred on January 29, 2014, and our shares and Units have been traded ex-rights to the equity distribution since January 15, 2014.

Issuance of Notes

On January 14, 2014 our board of directors approved the issuance of U.S. Dollars – denominated notes outside of Brazil in an amount of R$6 billion (the “Notes”). The issuance of the Notes occurred on January 29, 2014. The specific characteristics of the Notes issued to compose the Tier I capital are:

•	Notional value: US$1.247 billion, equivalent to R$3 billion;

•	Interest rate: 7.375% p.a.;

•	Maturity: the Tier I Notes shall be perpetual;

•	Frequency of interest payment: interest will be paid quarterly from April 29, 2014;

•	Discretion: Santander Brasil may cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; and

•	Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments.

The specific characteristics of the Notes issued to form the Tier II capital are:

•	Notional value: US$1.247 billion, equivalent to R$3billion;

•	Interest rate: 6.0% p.a.;

•	Maturity: the Tier II Notes will mature on January 29, 2024; and

•	Frequency of interest payment: interest payable semi-annually from July 29, 2014.

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

The Brazilian Exchange Offer and the U.S. Exchange Offer were concluded on October 30, 2014. On October 31, 2014, Santander Brasil together with Santander Spain announced to the market the results of the Brazilian Exchange Offer and the U.S. Exchange Offer, pursuant to which Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Santander Brasil, thereby increasing the Santander Group’s stake in Santander Brasil to 88.30% (not including the shares held by Banco Madesant - Sociedade Unipessoal) of Santander Brasil’s total share capital (88.87% of its common shares and 87.71% of its preferred shares, also considering the ADRs, representing Units acquired in the United States). As a consequence of the Brazilian Exchange Offer and the U.S. Exchange Offer, Santander Brasil’s shares are no longer listed on the Level 2 Segment of the BM&FBOVESPA, and are now listed in the traditional segment of BM&FBOVESPA.

Merger of GetNet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. into GetNet Adquirencia e Serviços para Meios de Pagamento S.A.

On July 31, 2014, we completed the acquisition of the operations of GetNet, which had been announced on April 4, 2014.

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

The implementation of the GetNet merger represented an important step in the simplification, integration and consolidation of the capture and processing activities of the Santander Group’s acquiring business in Brazil. The new structure will provide a higher flexibility to manage business with a new and more complete commercial approach and increasing operational leverage with economies of scale.

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

Management bases its estimates and judgments on historical experience and on various other factors and circumstances, which are believed to be reasonable. Actual results may differ from these estimates if assumptions and conditions change. Judgments or changes in assumptions are submitted to the audit committee and to our regulatory authorities and are disclosed in the notes to our consolidated financial statements.

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

Impairment Losses on Financial Assets

Definition

A financial asset is considered impaired when there is objective evidence of any of the following:

•	significant financial difficulties affecting the issuer, borrower or other similar obligor;

•	it becoming probable that the issuer, borrower or other similar obligor will enter bankruptcy or other financial reorganization;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	a breach of certain other clauses or terms of the documentation underlying the transaction;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from financial assets since the initial recognition of those assets (even though such decrease is yet to materialize), including: (i) adverse changes in the payment status of issuers, borrowers or other similar obligors in the group; or (ii) national or local economic conditions that correlate with defaults on the assets.

As a general rule, when any of the events listed above occurs, the carrying amount of impaired financial assets is adjusted by recording a provision for losses on debts expense as "Losses on financial assets (net)" in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment and decrease can be related objectively to an event of recovery.

Financial assets are deemed to be impaired, and the interest accrual suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates indicated in the loan agreement after taking into account the collateral guarantees received to secure (fully or partially) collection of the related balances.

For all non-performing past due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding.

Debt instruments carried at amortized cost

 The amount of an impairment loss incurred for determination of the recoverable amount on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred), discounted to the original effective interest rate of the financial asset (or the effective interest rate computed at initial recognition), and is presented as a reduction of the asset balance and recorded on income statements.

In estimating the future cash flows of debt instruments, the following factors are taken into account:

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

With regard to recoverable amount losses resulting from a materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration in the obligor’s ability to pay, either because such obligor is in arrears or for other reasons.

We have certain policies, methods and procedures for minimizing our exposure to counterparty insolvency. These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, and contingent liabilities and commitments, the identification of their recoverable amount and the calculation of the amounts necessary to cover the related credit risk.

The procedures employed in the identification, measurement, control and reduction of exposure to credit risk, are applied on an individual basis or by grouping similar credit risk characteristics.

•	Customers with individual management: Wholesale segment customers, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support decision-making model-based risk assessment internal procedure.

•	Customers with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specializing in this type of risk. The credits related to customers standardized are usually considered not recoverable when they have historical loss experience and delay greater than 90 days.

Methodology for Impairment Losses

We evaluate all loans in respect of the provision for impairment losses from credit risk. Loans are either individually evaluated for impairment, or, for loans accounted as amortized cost, collectively evaluated by grouping similar risk characteristics. Loans that are individually evaluated for impairment losses are not evaluated collectively.

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

The impairment loss is calculated using statistical models that consider the following factors:

•	Exposure at default or “EAD” is the amount of risk exposure at the date of default by the borrower. In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

•	Probability of default or “PD” is the probability of the borrower failing to meet its principal and/or interest payment obligations. PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

•	Loss given default, or “LGD”, is the loss arising in the event of default. In addition to examining the PD, we manage our portfolio looking for loans in which the borrowers will provide higher volumes of guarantees relating to operations and who will also act to constantly strengthen the area of loan recovery. These and other actions combined are responsible for ensuring the adequacy of the LGD parameters (loss resulting from the event of default by the borrower to honor the principal and / or interest payments). The LGD calculation is based on the net charge-offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of delinquency.

•	Loss identification period, or “LIP”, is the time period between the occurrence of a loss event and the identification of an objective evidence of this loss by Santander Brasil. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of such loss.

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

The assessment of what constitutes an impairment is based on the following models:

We test goodwill for impairment on an annual basis, or more frequently if events or changes in economic circumstances, such as an adverse change in Santander Brasil’s business condition or observable market data, indicate that these assets may be impaired. The recoverable amount determination used in the impairment assessment requires prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions. Events and factors that may significantly affect the estimates include, among other things, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. If an impairment loss is recognized for goodwill, it may not be reversed in a subsequent period. The recognition of impairment is applicable when significant changes occur in the main estimates used to evaluate the recoverable amounts of the cash-generating unit recoverable amount below the carrying amount. Based on the assumptions described above, no impairment of goodwill in 2015 and 2014 was identified.

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

Upon impairment of either debt or equity instruments, the amount considered as effective loss is recognized in profit or loss. In addition, we did not identify any impairment of tangible assets in 2015 and 2014(see notes 14, 13 and 12, respectively, to our audited consolidated financial statements).

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

Post-employment benefits are recognized in the income statement in the lines of “Interest expense and similar charges” and “Provisions (net)”.

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultant, at the end of each year to be effective for the subsequent period.

Results of Operations for the year ended December 31, 2015 Compared to the year ended December 31, 2014

Highlights

For the year ended December 31, 2015, we reported a consolidated profit for the year of R$9.8 billion, an increase of R$4.1 billion as compared to the year ended December 31, 2014. This increase principally reflects non-recurring results before taxes of (i) R$7.9 billion related to a reversal of tax provision regarding COFINS, (ii) R$765 million of tax reimbursement related to COFINS, and (iii) gains of R$751 million from the sale of SSS DTVM to Santander Securities Brasil.

Our impaired assets to credit risk ratio increased by 1.4p.p, from 5.6% for the year ended December 31, 2014 to 7.0% in the year ended December 31, 2015, mainly due to the slowdown in the Brazilian economy, Brazil’s current political crisis which adversely affected a number of companies from the oil and gas, construction and infrastructure sectors.

The coverage ratio was 82.9% in the year ended December 31, 2015, a 13.9p.p. decrease as compared to 96.8% in the year ended December 31, 2014.

Our total loan portfolio increased by 7.3%, from R$249.1 billion on December 31, 2014 to R$267.3 billion on December 31, 2015. Loans to individuals and large corporate customers showed increases of R$6,769 million and R$11,324 million, respectively, during the year ended December 31, 2015 as compared to the year ended December 31, 2014.

Growth in lending to individuals was driven by an increase of 15.4% in mortgage loans. The growth in lending to our large corporate customers of 10.7% was positively impacted by the exchange rate variation.

Deposits from the Brazilian Central Bank and deposits from credit institutions plus customer deposits increased by 9.9% to R$312.5 billion on December 31, 2015 from R$284.3 billion on December 31, 2014.

Our efficiency ratio was 47.7% in December 2015, a 7.8p.p. increase from 39.9% in December 2014. Our Basel capital adequacy ratio, in accordance with the Brazilian Central Bank, was 15.7% as of December 31, 2015.

Results of Operations

The following table shows the main components of our net income for 2015 and 2014:

	For the year ended December 31
	2015	2014	% Change	Change
	(in millions of R$, except percentages)
Net interest income	31,337	27,229	15.1%	4,109
Income from equity instruments	143	222	(35.7)%	(79)
Income from companies accounted for by the equity method	116	91	27.7%	25
Net fees and commissions	9,484	8,766	8.2%	718
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(9,918)	(887)	n.d.	(9,031)
Other operating income (expenses)	(347)	(470)	(26.2)%	123
Total income	30,814	34,950	(11.8)%	(4,136)
Administrative expenses	(14,515)	(13,942)	4.1%	(573)
Depreciation and amortization	(1,490)	(1,362)	9.4%	(128)
Provisions (net)	(4,001)	(2,036)	96.5%	(1,965)
Impairment losses on financial assets (net)	(13,634)	(11,272)	21.0%	(2,362)
Impairment losses on other assets (net)	(1,221)	4	n.d.	(1,224)
Other non-financial gains/losses	831	101	n.d.	730
Operating profit before tax	(3,216)	6,443	(149.9)%	(9,659)
Income taxes	13,050	(736)	n.d.	13,785
Net profit from continuing operations	9,834	5,708	72.3%	4,126
Discontinued operations	—	—	—	—
Consolidated Profit for the Year	9,834	5,708	72.3%	4,126

Our consolidated profit for the year ended December 31, 2015 was R$9.8 billion, a 72.3% increase as compared to the year ended December 31, 2014 for which our consolidated profit was R$5.7 billion.

This variation in our consolidated profit for the year was mainly due to an increase of R$13,785 million, in the “Income taxes” line item for the year ended December 31, 2015 as compared to the year ended December 31, 2014. This increase can be principally attributed to the following non-recurring events: (i) gains of R$2.7 billion related to the reversal of tax provisions and tax reimbursement regarding COFINS, and (ii) gains of R$10.9 billion in the year ended December 31, 2015 as a consequence of the effects of foreign exchange rate variations affecting certain of our foreign branches and the associated hedging instruments.

These increases were partially offset by an increase of R$9,031 million in losses on financial assets and liabilities (net) and exchange differences for the year ended December 31, 2015, compared to the year ended December 31, 2014. This variation was mainly due to losses of R$10.9 billion on derivatives transactions, as a consequence of our results of hedging the tax effect on investments abroad, which losses were offset by gains of the same amount in income taxes). For further information, see “—Other Factors Affecting Our Financial Condition and Results of Operations— Hedging in Foreign Investments”.

Net Interest Income

Net interest income for the year ended December 31, 2015 was R$31,337 million, a 15.1%, or R$4,109 million, increase from R$27,229 million for the year ended December 31, 2014. Revenues from lending activities increased R$2.1 billion, or 11.4%, during the year mainly explained by a 7.3% increase in the size of our loan portfolio, principally in the large corporates segment. In addition, we also benefitted from a non-recurring reversal of tax provisions and a tax reimbursement in relation to COFINS in an amount of R$2.4 billion. For further information, see notes 2.1.b and 31 to our audited consolidated financial statements.

Average total earning assets in 2015 were R$480.4 billion, a 19.5% or R$78 billion increase from R$401.9 billion in 2014. The principal drivers of this increase were an increase of R$33.2 billion, or 37.3%, in the average of debt instruments and an increase of R$6.7 billion, or 19.1%, in the average of loans and amounts due from credit institutions and of R$30.2 billion, or 14.0%, in loans and advances to customers. Net yield (the net interest income divided by average earning assets) was 6.6% in 2015, compared to 6.9% in 2014, a decrease of 0.3p.p.

Average total interest bearing liabilities in 2015 were R$385.2 billion, a 20.9% or R$66.6 billion increase from R$318.6 billion 2014. The main drivers of this growth were an increase of R$24.8 billion in deposits from credit institution, R$22.4 billion in customer deposits and an increase of R$16.7 billion in marketable debt securities.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) in 2015 was 4.7%, 0.2p.p. lower than in 2014, which was 4.9%.

Income from Equity Instruments

Income from equity instruments for the year ended December 31, 2015 totaled R$143 million, a R$79 million decrease from R$222 million for the year ended December 31, 2014. This decrease was mainly due to a decrease in dividends from investments registered in other financial instruments at fair value through profit or loss.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the year ended December 31, 2015 was R$116 million, a R$79 million increase from R$91 million for the year ended 2014. This increase was mainly due to the positive results of operations of Companhia de Crédito, Financiamento e Investimento RCI Brasil, a jointly-controlled company. This increase was partially offset by the negative results of operations of TECBAN—Tecnologia Bancária S.A., a jointly-controlled company.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2015 reached R$9,484 million, an 8.2%, or R$718 million, increase from R$8,766 million for the year ended December 31, 2014. This increase was mainly due to an increase of R$224 million in revenues from trade finance, R$196 million in revenues from credit and debit cards and an increase of R$193 million in revenues from insurance and capitalization products.

Revenues from credit and debit cards totaled R$2,509 million for the year ended December 31, 2015, an increase of 8.5% compared to the year ended December 31, 2014, mainly due to the increase in credit and debit card volume transactions and the GetNet acquisition. Our credit card base decreased 11.2% although our number of issued debit cards increased 18.7% for the year ended December 31, 2015, reaching a total 59.0 million issued cards.

Revenues from insurance and capitalization products totaled R$2,192 million for the year ended December 31, 2015, a 9.7% increase compared to the year ended December 31, 2014. This increase was primarily due to an increase in revenues from life and personal injury insurance products in our SMEs segment.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2015 and 2014:

	For the year ended December 31
	2015	2014	% Change	Change
	(in millions of R$, except percentages)
Banking fees	2,570	2,428	5.9%	142
Collection and payment services	816	741	10.1%	75
Insurance and Capitalization	2,192	1,999	9.7%	193
Asset Management and Pension Funds	1,028	973	5.6%	54
Credit and debit cards	2,509	2,314	8.5%	196
Capital markets	501	494	1.4%	7
Trade finance	701	476	47.1%	224
Tax on services	(401)	(375)	6.9%	(26)
Others	(433)	(285)	52.0%	(148)
Total	9,484	8,766	8.2%	718

Gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2015 were losses of R$9,918 million, a R$9,031 million increase from losses of R$887 million for the year ended December 31, 2014. This variation is explained by losses of R$10.9 billion from derivatives transactions, as a consequence of our results of hedging on investments abroad, (loss which were offset by gains in the same amount in income taxes). For further information see “—Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments”.

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2015 were expenses of R$347 million, a decrease of R$123 million compared to expenses of R$470 million for the year ended December 31, 2014, primarily due to gains from our private pension plan business which occurred during the year ended December 31, 2015.

Administrative Expenses

Administrative Expenses for the year ended December 31, 2015 were R$14,515 million, a R$573 million increase compared to expenses of R$13,942 million for the year ended December 31, 2014.

Personnel expenses increased R$595 million for the year ended December 31, 2015, due principally to higher wage and salaries, and social security and benefits expenses related to the consolidation of GetNet and Bonsucesso into the Bank and the impact of our collective bargaining agreement.

	For the year ended December 31
	2015	2014	% Change	Change
	(in millions of R$, except percentages)
Wages and salaries	4,655	4,512	3.2%	143
Social security costs	1,316	1,203	9.4%	113
Benefits	1,184	1,093	8.3%	91
Training	93	99	(6.1)%	(6)
Other personnel expenses	550	296	85.8%	254
Total	7,799	7,203	8.3%	595

Other administrative expenses decreased R$22 million from R$6,738 million for the year ended December 31, 2014 to R$6,716 million for the year ended December 31, 2015. The decrease was primarily due to lower expenses from specialized and technical services, partially offset by technology and systems expenses.

The efficiency ratio, which we calculate as total administrative expenses divided by total income, increased to 47.7% in the year ended December 31, 2015, as compared to 39.9% for the year ended December 31, 2014.

The following table sets forth other administrative expenses for each of the periods indicated:

	For the year ended December 31
	2015	2014	% Change	Change
	(in millions of R$, except percentages)
Specialized and technical services	1,821	2,005	(9.2)%	(185)
Property, fixtures and supplies	1,268	1,209	4.9%	59
Technology and systems	1,193	1,106	7.8%	86
Advertising	523	467	12.0%	56
Communications	481	501	(3.9)%	(20)
Per diems and travel expenses	160	141	13.6%	19
Surveillance and cash courier services	615	574	7.1%	41
Other administrative expenses	655	735	(10.8)%	(79)
Total	6,716	6,738	(0.3)%	(22)

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2015 was R$1,490 million, a R$128 million increase from R$1,362 million for the year ended December 31, 2014, principally due to the amortization of our properties, fixtures and supplies.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$4,001 million for the year ended December 31, 2015, an increase of R$1,965 million compared to R$2,036 million for the year ended December 31, 2014. This increase was mainly due to gains related to the installment program and cash payment of tax and social security debts generated for the year ended December 31, 2014 of R$568 million that did not occur in 2015, expenses of R$301 million related to the Efficiency and Productivity Fund and an increase in complementary provisions expenses.

Impairment Losses on Financial Assets (Net)

Our credit risk exposure portfolio increased by R$22.4 billion, or 7.8%, on December 31, 2015, compared to the year-end 2014, while our impaired assets increased by 32.7%, or R$4.6 billion. The default rate had an increase of 110 basis points in 2015, compared to the same period of the prior year. The provisions for impairment losses on financial assets (net) in 2015 increased by 15.8%, or R$1.8 billion compared to 2014 (R$11 billion), accounting for R$13.0 billion on December 31, 2015, mainly due to the slowdown in the Brazilian economy and political crisis, that have negatively impacted certain major companies active in the oil and gas, , construction and infrastructure sectors to which we have extended credit.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio as of December 31, 2015 and December 31, 2014.

	At December 31,
	2015	2014	% Change	Change
	(in millions of R$, except percentages)
Credit risk exposure	267,266	249,111	7.3%	18,155
Impaired assets	18,599	14,011	32.7%	4,588
Provisions for impairment losses	15,412	13,563	13.6%	1,849
Credit risk exposure – customers(1)	310,877	288,445	7.8%	22,432
Ratios
Impaired assets to credit risk exposure	6.0%	4.9%	—	1.1 p.p.
Coverage ratio(2)	82.9%	96.8%	—	(13.9) p.p.
Loans and receivables	(12,966)	(11,194)	15.8%	(1,772)
Other financial instruments no measured at fair value(3)	(524)	(78)	n.d.	(446)
Impairment losses on financial assets (net)(4)	(13,634)	(11,272)	21.0%	(2,362)

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$ 267,266 million and guarantees and documentary credits amounting to R$ 43,611 million. We present the off-balance information to better demonstrate our total managed credit risk.

(2)	Provisions for impairment losses as a percentage of impaired assets.

(3)	Corresponds to registration of losses of a permanent character in the realization value of bonds and securities classified as “Securities available for sale” currently accounted for “Earnings on financials assets (net).”

(4)	As of December 31, 2015, our total net expenses included R$144 million relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2011 through 2015:

Impaired Assets by Type of Customer

The following table shows our impaired assets by type of loan as of December 31, 2015 and December 31, 2014.

	For the year ended December 31,
	2015	2014
	(in millions of R$)
Commercial and industrial	10,846	6,737
Real estate	829	375
Installment loans to individuals	6,873	6,839
Lease financing	52	60
Total	18,599	14,011

For a discussion of the evolution in impairment in our lending portfolios and our methodology for loan loss allowances with respect to the following lending portfolios, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

Commercial and Industrial. Impaired assets in the portfolio of commercial and industrial loans amounted to R$10,846 million on December 31, 2015, an increase of R$4,109 million, or 61.0%, compared to 2014. The increase in impaired assets in this portfolio was mainly caused by the slowdown in the Brazilian economy, for which the GDP decreased by 3.8%. For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses”.

Real Estate. Impaired assets in the real estate lending portfolio totaled R$829 million on December 31, 2015, an increase of R$454 million compared to 2014. The increase in impaired assets was primarily due to the growth of this credit portfolio, which grew by 15.7% in 2015. For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses”.

Installment loans to individuals. Impaired assets in the installment loans to individuals lending portfolio totaled R$6,873 million on December 31, 2015, with increase of R$ 35 million, or 0.5%, compared to 2014. The stability in impaired assets reflects the measures adopted by Santander Brasil since late 2012 to manage default rates in this portfolio. For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses”.

Financial Leasing. Impaired assets in the financial leasing lending portfolio totaled R$52 million on December 31, 2015, with a reduction of 13.3%, or R$8 million, compared to 2014, primarily due to the reduction in lending in this portfolio. For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses”.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2015 amounted to losses of R$1,221 million, an increase of R$1,224 million as compared to 2014, mainly due to expenses of R$675 million related to the impairment of software and expenses of R$534 million related to the impairment of payroll services related assets.

Other Non-Financial Gains/Losses

Other non-financial gains/losses were gains of R$831 million during the year ended December 31, 2015, a R$730 million increase from gains of R$101 million during the year ended December 31, 2014, mainly due to a non-recurring gain of R$751 million from the sale of SSS DTVM to Santander Securities Brasil. For further information, see “Item 4. Information on the Company—A. History and Development of the Company—Important Events — Sale of Santander Securities Services Brasil DTVM S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)”.

Income Taxes

Income taxes expense includes income tax, social contribution, PIS and COFINS (which are social contributions due on some revenues net of some expenses). Income taxes totaled gains of R$13,050 million for the year of 2015, a R$13,785 million increase from losses of R$736 million for the year 2014. This increase can be principally attributed to the following non-recurring events: (i) gains of R$2.7 billion related to the reversal of tax provisions and a tax reimbursement  relating to COFINS (for further information, see notes 2.1.b and 31 to our audited consolidated financial statements), and (ii) gains of R$10.9 billion in the year ended December 31, 2015 as a consequence of the effects of foreign exchange rate variations affecting certain of our foreign branches and the associated hedging instruments, registered in “Gains (losses) on financial assets and liabilities (net).” The effective tax rate is set forth in note 23b to our consolidated financial statements.

Results of Operations by Segment for the Year ended December 31, 2015 Compared to the Year ended December 31, 2014

The following tables show our results of operations for the years ended December 31, 2015 and 2014, for each of our operating segments.

Commercial Banking

	For the year ended December 31
	2015	2014	% Change	Change
	(in millions of R$, except percentages)
Net interest income	27,041	25,042	8.0%	1,998
Income from equity instruments	143	222	(35.7)%	(79)
Income from companies accounted for by the equity method	116	91	27.7%	25
Net fee and commission income	8,241	7,749	6.3%	492
Gains/losses on financial assets and liabilities (net) and exchange
differences (net)	(9,069)	(1,480)	n.d.	(7,589)
Other operating income (expenses)	(335)	(451)	(25.6)%	116
Total income	26,136	31,173	(16.2)%	(5,037)
Personnel expenses	(7,123)	(6,598)	8.0%	(526)
Other administrative expenses	(6,450)	(6,493)	(0.7)%	43
Depreciation and amortization	(1,361)	(1,226)	11.0%	(135)
Provisions (net)	(4,013)	(2,030)	97.6%	(1,983)
Impairment losses on financial assets (net)	(12,365)	(10,710)	15.4%	(1,655)
Impairment losses on other assets (net)	(1,220)	14	n.d.	(1,234)
Other nonfinancial gain (losses)	831	101	n.d.	730
Operating profit before tax	(5,565)	4,231	(231.5)%	(9,796)
Discontinued Operations	—	—	—	—

Operating profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2015 were losses of R$5.6 billion, a R$9.7 billion decrease from R$4.2 billion for the year ended December 31, 2014.

This variation was mainly due to:

•	An increase of R$7,589 million in losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2015, compared to the year ended December 31, 2014, mainly due to losses of R$10.9 billion on derivative transactions, as a consequence of our results of hedging on investments abroad, which was partially offset by foreign exchange-related gains arising from the depreciation of the real against the U.S. dollar. For further information see “—Other Factors Affecting Our Financial Condition and Results of Operations— Hedging in Foreign Investments”.

•	An increase of R$1,983 million in provisions (net) for the year ended 2015, compared to the year ended December 31, 2014, mainly due to gains related to REFIS program (a program allowing companies to pay sums owed to the Brazilian federal revenue in instalments) and the cash payment of tax and social security debts of R$568 million that did not occur in 2015, expenses of R$301 million related to our Efficiency and Productivity Fund and an increase in complementary provisions expenses.

Global Wholesale Banking

	For the year ended December 31
	2015	2014	% Change	Change
	(in millions of R$, except percentages)
Net interest income	4,297	2,186	96.5%	2,110
Net fee and commission income	1,243	1,017	22.2%	226
Gains/losses on financial assets and liabilities (net) and exchange
differences (net)	(849)	593	(243.3)%	(1,422)
Other operating income (expenses)	(12)	(20)	(39.6)%	8
Total income	4,678	3,777	23.9%	901
Personnel expenses	(675)	(606)	11.5%	(70)
Other administrative expenses	(267)	(245)	8.7%	(21)
Depreciation and amortization	(129)	(136)	(5.3)%	7
Provisions (net)	12	(6)	(299.5)%	17
Impairment losses on financial assets (net)	(1,269)	(561)	126.1%	(708)
Impairment losses on other assets (net)	(0)	(10)	n.d.	10
Operating profit before tax	2,349	2,212	6.2%	137
Discontinued Operations	—	—	—	—

Profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2015 was R$2.3 billion, an 6.2%, or R$137 million, increase from R$2.2 billion for the year ended December 31, 2014.

This variation was mainly due to:

•	an increase of 96.5%, or R$2,110 million, in net interest income from lending activities, mainly explained by a 7.3% increase in the size of our loan portfolio, primarily in the large corporates segment.

This variation was partially offset by:

•	an increase of R$1,422 million in losses on financial assets and liabilities (net) and exchange differences (net), mainly due to losses from derivative transactions in our treasury activities.

•	an increase of R$708 million in impairment losses on financial assets (net), mainly due to an increase in our allowances for impairment losses reflecting non-recurring effects in connection with certain customers.

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

Our efficiency ratio was 39.9% in December 2014, a 1.1% increase from 38.8% in December 2013. Our Basel capital adequacy ratio, in accordance with the Brazilian Central Bank, was 17.5% as of December 31, 2014.

Results of Operations

The following table shows the main components of our net income for 2014 and 2013.

	For the year ended December 31
	2014	2013	% Change	Change
	(in millions of R$, except percentages)
Net interest income	27,229	28,479	(4.4)%	(1,251)
Income from equity instruments	222	81	n.d.	141
Income from companies accounted for by the equity method	91	91	(0.3)%	(0)
Net fees and commissions	8,766	8,100	8.2%	665
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(887)	(595)	49.2%	(293)
Other operating income (expenses)	(470)	(445)	5.8%	(26)
Total income	34,950	35,713	(2.1)%	(763)
Administrative expenses	(13,942)	(13,850)	0.7%	(91)
Depreciation and amortization	(1,362)	(1,252)	8.8%	(110)
Provisions (net)	(2,036)	(2,693)	(24.4)%	657
Impairment losses on financial assets (net)	(11,272)	(14,118)	(20.2)%	2,846
Impairment losses on other assets (net)	4	(345)	n.d.	348
Other non-financial gains/losses	101	563	(82.0)%	(462)
Operating profit before tax	6,443	4,018	60.4%	2,425
Income taxes	(736)	(234)	n.d.	(502)
Net profit from continuing operations	5,708	3,785	50.8%	1,923
Discontinued operations	—	2,063	n.d.	(2,063)
Consolidated Profit for the Year	5,708	5,848	(2.4)%	(140)

Our consolidated profit for the year ended December 31, 2014 was R$5.7 billion, a 2.4% decrease as compared to 2013.

This variation in our consolidated profit for the year was mainly due to:

•	A decrease of 20.2%, or R$2,846 million, in impairment losses on financial assets (net) for the year ended December 31, 2014 compared to the year ended December 31, 2013, mainly as a consequence of the improvement in the quality of our loan portfolio in line with market trends; and

•	An increase of R$665 million in commissions for the year ended December 31, 2014 compared to the year ended December 31, 2013, mainly due to an increase of R$374 million in revenues from credit and debit cards and an increase of R$89 million in revenues from collection and payment services.

These increases were offset by:

•	A decrease of R$2,063 million in discontinued operations for the year ended December 31, 2014 compared to the year ended December 31, 2013, mainly due to gains generated by the sale in 2013 of Santander Brasil Asset that did not occur in 2014. For further information, see “—Factors Affecting the Comparability of Our Results of Operations—Sale of the Investment Fund Management and Managed Portfolio Operations”; and

•	A 4.4% or R$1,251 million, decrease in net interest income for the year ended December 31, 2014 as compared to the year ended December 31, 2013 mainly due to a reduction in our average loan portfolio spread, which resulted from a change in portfolio mix due to an increase within our portfolio, in products with lower risk profile (such as mortgages and payroll loans).

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

Gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2014 were losses of R$887 million, a R$293 million increase from losses of R$595 million for the year ended December 31, 2013. This variation is explained by expenses of R$175 million from derivatives transactions including our results of hedging on investments abroad and lower gains of R$129 million related to variable income assets which were partially offset by lower results of R$24 million from trading activities. For further information see “—Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments”.

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

Personnel expenses increased R$158 million for the year ended December 31, 2014, mainly due to higher wage and salaries and benefits expenses related to the impact of our collective bargaining agreement, partially offset by lower training and other personnel expenses.

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

The efficiency ratio, which we calculate as total administrative expenses divided by total income, increased to 39.9% in the year ended December 31, 2014, as compared to 38.8% for the year ended December 31, 2013.

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

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2014 was R$1,362 million, a R$110 million increase from R$1,252 million for the year ended December 31, 2013, mainly due to the amortization of our technological systems.

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

Impairment Losses on Financial Assets (Net)

Our credit risk exposure portfolio increased by R$31.0 billion on December 31, 2014, or 12.0% compared to the year-end 2013, while impaired assets decreased 0.1%, or R$11 million. The default rate had a decrease of 59 basis points in 2014, compared to the same period of the prior year. The impairment losses on financial assets (net) from the allowances for credit losses in 2014 decreased 19.5% compared to 2013 (R$13.9 billion), accounting for R$11.2 billion on December 31, 2014.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio as of December 31, 2014 and December 31, 2013.

	As of December 31,
	2014	2013
	(in millions of R$, except percentages)
Credit risk exposure – customers(1)	288,445	257,420
Impaired assets	14,011	14,022
Provisions for impairment losses	13,563	13,641
Ratios
Impaired assets to credit risk exposure	4.9%	5.4%
Coverage ratio(2)	96.8%	97.3%
Loans and receivables	11,194	13,900
Other financial instruments not measured at fair value(3)	(78)	(218)
Impairment losses on financial assets (net)	(11,272)	(14,118)

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and documentary credits.

(2)	Provisions for impairment losses as a percentage of impaired assets.

(3)	Corresponds to registration of losses of permanent character in the realization value of bonds and securities classified as “Securities available for sale” currently accounted for in “Earnings on financials assets (net).”

The following chart shows our impaired assets to credit risk ratio from the fourth quarter of 2013 through the fourth quarter of 2014:

Impaired Assets by Type of Customer

The following table shows our impaired assets by type of loan as of December 31, 2014 and December 31, 2013.

	As of December 31,
	2014	2013
	(in millions of R$)
Commercial and industrial	6,737	6,410
Real estate – mortgage	375	316
Installment loans to individuals	6,839	7,167
Financial leasing	60	129
Total	14,011	14,022

For a discussion of the evolution in impairment in our lending portfolios and our methodology for loan loss allowances with respect to the following lending portfolios, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses”.

Commercial and Industrial

Impaired assets in the portfolio of commercial and industrial loans amounted to R$6,737 million on December 31, 2014, an increase of R$327 million, or 5.1%, compared to 2013.

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

Financial Leasing

Impaired assets in the financial leasing lending portfolio totaled R$60 million on December 31, 2014, with a reduction of 53%, or R$68 million, compared to 2014, primarily due to the reduction in lending in this portfolio, in line with the market trend of decreased automobile financing to individuals. This trend was also observed in 2013, when impaired assets in the financial leasing lending portfolio decreased 48.2% or R$120 million, compared to the same period in 2012.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2014 amounted to gains of R$4 million, mainly due to incurred losses of R$350 million related to impairment of software during the year ended December 31, 2013, which did not recur in 2014.

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

An increase of 7.0%, or R$508 million, in net fee and commission income for the year ended December 31, 2014 compared to the year ended December 31, 2013, mainly due to an increase of R$370 million in revenues from credit and debit cards volume transactions, an increase of R$87 million in revenues from collection and payment services and the GetNet acquisition. For further information with regard to the acquisition of GetNet, see “—Factors Affecting the Comparability of Our Results of Operations—Merger of GetNet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. into GetNet Adquirencia e Serviços para Meios de Pagamento S.A.”.

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

This variation was mainly due to:

•	an increase of 99.5%, or R$280 million, in impairment losses or financial assets (net), mainly due to a deterioration in certain Global Corporate Banking operations; and

•	a decrease of 17.8% or R$129 million in gains/losses on financial assets and liabilities (net) and exchange differences for the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to lower gains from market making activities and treasury operations for our customers.

This variation was partially offset by an increase of 18.3%, or R$158 million, in net fee commission income as compared to the same period of 2013, mainly due to an increase in commissions for products for capital markets.

New Accounting Pronouncements

The new accounting standards which will come into force after 31 December 2015 are mentioned in the Financial Statements. For further information, see note 1b to our audited consolidated financial statements.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2015 were applied in the preparation of such financial statements.

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

Most of our liquidity is raised in the local market and we maintain a portfolio of high quality public bonds for liquidity management. Legal reserve requirements consumes a significant amount of funding in Brazil, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Compulsory Reserve Requirements”.

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

The following tables present the composition of our consolidated funding at the dates indicated.

	As of December 31,
	2015	2014	2013
	(in millions of R$)
Customer deposits	243,043	220,644	200,156
Current accounts	15,580	15,507	15,585
Savings accounts	35,985	37,939	33,589
Time deposits	89,986	91,552	81,351
Repurchase agreements	101,492	75,645	69,631
Backed operations with Private Securities(1)	61,174	46,699	41,852
Backed operations with Public Securities(1)	40,318	28,946	27,779
Deposits from the Brazilian Central Bank and credit institutions	69,451	63,674	34,032
Demand deposits	145	162	251
Time deposits	55,795	42,045	30,510
Repurchase agreements	13,512	21,468	3,271
Backed operations with Private Securities(1)	85	961	373
Backed operations with Public Securities(1)	13,427	20,507	2,898
Total deposits	312,494	284,318	234,188
Marketable debt securities	94,658	70,355	65,301
Agribusiness Credit Notes	2,097	1,903	1,682
Treasury Bills	55,301	33,998	28,222
Real Estate Credit Notes	23,795	22,669	17,077
Securities issued abroad	13,465	11,785	15,903
Debt Instruments Eligible to Compose Capital	9,959	6,773	—
Subordinated liabilities	8,097	7,294	8,906
Total Funding	425,209	368,740	308,395

(1)	Refers primarily to repurchase agreements backed by debentures of own issue.

Deposits

Customer Deposits

Our balance of customer deposits was R$243.0 billion on December 31, 2015, R$220.6 billion on December 31, 2014, and R$200.2 billion on December 31, 2013, representing 57.2%, 59.8% and 64.9% of our total funding, respectively.

Current Accounts

Our balance of current accounts was R$15.6 billion on December 31, 2015, R$15.5 billion on December 31, 2014 and R$15.6 billion on December 31, 2013, representing 5.0%, 5.5%, and 6.7% of total deposits, respectively.

Customer Savings Deposits

Our balance of customer savings deposits was R$36.0 billion on December 31, 2015, R$37.9 billion on December 31, 2014 and R$33.6 billion on December 31, 2013, representing 11.5%, 13.3% and 14.3% of total deposits, respectively.

Customer Time Deposits

Our balance of customer time deposits was R$90.0 billion on December 31, 2015, R$91.6 billion on December 31, 2014 and R$81.4 billion on December 31, 2013, representing 28.8%, 32.2% and 34.7% of total deposits, respectively.

Customer Deposits – Repurchase Agreements

We maintain a portfolio of Brazilian public and private sector debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile and composed, generally, of Brazilian public securities and of repurchase agreements linked to debentures. Securities sold under repurchase agreements increased to R$101.5 billion on December 31, 2015 from R$75.6 billion on December 31, 2014 and R$69.6 billion on December 31, 2013, representing 32.5%, 26.6% and 29.7% of total deposits, respectively.

Deposits from the Brazilian Central Bank and Credit Institutions

Our balance of deposits from the Brazilian Central Bank and credit institutions was R$69.4 billion on December 31, 2015, R$63.7 billion on December 31, 2014 and R$34.0 billion on December 31, 2013, representing 22.2%, 22.4% and 14.5% of total deposits, respectively.

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

Other Funding

Marketable Debt Securities

Our balance of marketable debt securities was R$94.7 billion on December 31, 2015, R$70.4 billion on December 31, 2014 and R$65.3 billion on December 31, 2013, representing 22.3%, 19.1% and 21.2% of our total funding, respectively.

The treasury bills instrument is a funding alternative available to banks that can be characterized as senior or eligible to compose the Regulatory Capital. Pursuant to CMN Resolution 4,123 of August 23, 2012, its minimum term must be 24 months and it must be issued for a minimum amount of R$300,000 for subordinated transactions and R$150,000 for senior transactions.

Our balance of securities issued abroad was R$13.5 billion on December 31, 2015, under our Medium Term Notes Program – MTN and other securities.

Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital

We have issued U.S. dollar-denominated notes that constitute Tier 1 and Tier 2 regulatory capital as part of our plan to optimize our capital structure. As of December 31, 2015 the balance for both Tier 1 and Tier 2 debt instruments was R$10.0 billion, compared to R$6.7 billion as of December 31, 2014. This variation was caused by the depreciation of the real against the U.S. dollar.

For further information in relation to the Tier 1 and Tier 2 Notes, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operations—Plans to Optimize our Capital Structure” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Subscription of Tier 1 and Tier 2 Notes”.

Subordinated Liabilities

As of December 31, 2015, our subordinated liabilities included R$8.1 billion of certificates of deposit issued by us in the local market in various issuances at average interest rates indexed to CDI or IPCA, an increase of R$0.8 billion from the amount of subordinated liabilities as of December 31, 2014.

Capital Management

Our capital management is based on conservative principles and continuous monitoring of the items that affect our solvency level. We are required to comply with Brazilian capital adequacy regulations under Brazilian Central Bank rules. In October 2013, the new regulations implementing the capital and the regulatory capital requirements of the Basel Committee on Banking Supervision (Basel III) came into effect in Brazil. The minimum regulatory capital requirements currently remain at 11%. The Tier I requirement is 6,0%, divided into core capital of at least 4.5%, consisting mainly of corporate capital and profit reserves, including shares, units of ownership, reserves and earned income, and additional capital consisting mainly of certain reserves, revenue earned and hybrid securities and instruments as capital authorized by the Brazilian Central Bank.

According to the new rules on regulatory capital in Brazil, the value of goodwill for the calculation of capital base was deducted from the capital base according to the “phase-in” for implementation of Basel III in Brazil, which will be completed by 2019. The following table sets forth the ratios for each year up to 2019:

Basel III Phase in
2013	2014	2015	2016	2017	2018
0%	20%	40%	60%	80%	100%

Source: Brazilian Central Bank; Resolution No. 4,192 BACEN.

In addition, if Basel III requirements were fully implemented as of the date hereof, we would continue to maintain an adequate regulatory capital ratio under Basel III and Brazilian Central Bank rules.

Our Basel capital adequacy ratio, in accordance with the Brazilian Central Bank was 15.7% as of December 31, 2015. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Capital Adequacy and Leverage—Basel”.

	As of December 31,
	2015(1)	2014(2)	2013(2)
	(in millions of R$, except percentages)
Tier I Regulatory Capital	52,785.0	58,592.4	63,594.7
CET 1 Common Equity Tier I	47,840.2	55,228.7	63,594.7
Supplementary Capital	4,944.9	3,363.7	—
Tier II Regulatory Capital	5,182.1	4,971.0	2,701.0
Regulatory Capital (Tier I and II)	57,967.1	63,563.4	66,295.1
Required Regulatory Capital	40,531.2	40,010.1	37,936.1
Portion of Credit Risk(3)	36,355.9	35,527.9	34,199.5
Market Risk Portions(4)	2,301.0	2,807.8	2,047.5
Operational Risk Portion	1,874.3	1,674.4	1,689.0
Tier I Ratio	14.3%	16.1%	18.4%
Basel Principal Capital	13.0%	15.2%	18.4%
Basel Ratio	15.7%	17.5%	19.2%

(1)	Amounts calculated based on our consolidated prudential conglomerate in effect as of January 2015.

(2)	Amounts calculated based on our consolidated financial statements.

(3)	To calculate the capital allocation for credit risk we considered Brazilian Central Bank Circular No. 3,714 of August 20, 2014, which amends Circular No. 3,644 of March 4, 2013.

(4)	Includes portions for market risk exposures subject to variations in rates of foreign currency coupons, or “PJUR2,” price indexes, or “PJUR3,” and interest rate, or “PJUR1/PJUR4,” the price of commodities, or “PCOM,” the price of shares classified as trading portfolios, or “PACS,” and portions for gold exposure and foreign currency transactions subject to foreign exchange, or “PCAM.”

5C. Research and Development, Patents and Licenses, etc.

We do not have any significant policies or projects relating to research and development, and we own no relevant patents or licenses.

5D. Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	The ongoing economic and political crisis in Brazil may adversely affect the performance of the Brazilian economy. As a result, our credit portfolio, which is focused on Brazil, may not grow or could decrease and our provisions for loan losses would increase;

•	Financial problems in certain countries in Europe could lead to another international financial crisis. If this occurs, Brazilian GDP growth in future periods may be depressed and, as a result, our credit portfolio may not grow or could decrease and our provisions for loan losses would increase;

•	Further inflation increases that could cause an increase in interest rates and lower growth in lending activities;

•	Continued market volatility and instability that could affect our revenues;

•	Restrictive regulations or government intervention in the banking business, which could affect our margins and/or growth in lending activities;

•	Regulatory capital changes towards more restrictive rules as a response to any potential financial crisis or general macroeconomic conditions;

•	Decreased liquidity in domestic capital markets;

•	Tax policies that could decrease our profitability; and

•	Currency fluctuation and exchange rate controls that could have an adverse impact on international investors.

For more information, see “Item 3. Key Information—D. Risk Factors” where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

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

The following table sets forth the maximum potential amount of future payments under credit and financial guarantees.

	As of December 31,
	2015	2014	2013
	(millions of R$)
Contingent liabilities
Financial guarantees	42,836	38,386	30,428
Documentary credits	774	948	785
Total contingent liabilities	43,611	39,334	31,214

We also manage certain funds that are not recorded on our balance sheet as detailed below for the periods indicated:

	As of December 31,
	2015	2014	2013
	(millions of R$)
Assets under management(1)	2,542	4,592	4,404
Total	2,542	4,592	4,404

(1)	In 2013, we sold our asset management business through the disposal of all of our shares in Santander Brasil Asset. See “—A. Operating Results—Factors Affecting the Comparability of Our Results of Operations.”

Finally, we hold certain third-party securities in custody which are not recorded on our balance sheet. As of December 31, 2015, 2014 and 2013, we held in custody debt securities and equity instruments entrusted to Santander Brasil by third parties totaling R$38.4 million, R$398.5 million and R$66.7 million, respectively.

5F. Contractual Obligations

Our contractual obligations as of December 31, 2015 are summarized as follows:

	As of December 31, 2015
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of R$)
Contractual Obligations
Deposits from the Brazilian Central Bank and credit institutions	69,451	54,622	8,820	3,346	2,663
Customer deposits	243,043	165,712	62,869	14,305	157
Marketable debt securities	94,658	43,474	50,816	298	71
Debt Instruments Eligible to Compose Capital(1)	9,959	—	—	—	9,959
Subordinated liabilities	8,097	7,685	411	—	—
Contractual Interest payments(2)	61,523	17,466	28,896	9,804	5,358
Total	486,731	288,959	143,874	27,753	18,208

(1)	The table above excludes the notional and any interest payments relating to our perpetual Tier I bonds which interests are discretionary as described in Item 5A.

(2)	Calculated for all Deposits from credit institutions, Customer Deposits, Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital (Tier II) assuming a constant interest rate based on data as of December 31, 2014 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The above table does not reflect amounts that we may have to pay on derivative contracts. The amounts ultimately payable will depend upon movements in the financial markets. The net fair value position of our derivative contracts as of December 31, 2015 reflected assets of R$1,533 million, compared liabilities of R$449.7 million as of December 31, 2014.

In addition, we lease many properties under standard real estate lease contracts, which can be canceled at our option and include renewal options and escalation clauses. Total future minimum payments of non-cancelable operating leases as of December 31, 2015 was R$ 3,199.1 million, of which R$ 640.1 million matures in up to one year, R$1,873.9 million from one year to up to five years and R$ 685.1 million after five years. Additionally, we have contracts with indeterminate maturities totaling R$0.1 million per month.

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

Our board of directors is composed of a minimum of five (5) members and a maximum of twelve (12) members. A minimum of twenty percent (20.0%) of the members of the board of directors must be independent members. The board of directors has a Chairman and a Vice-Chairman, each elected at the general shareholders’ meeting by majority vote.

Our board of executive officers is composed of a minimum of two (2) members and a maximum of seventy-five (75) members, one of them being appointed as the Chief Executive Officer, and the others may be appointed as senior vice president executive officers, vice president executive officers, investor relations officer, executive officers and officers without specific designation. Certain of our executive officers are also members of the boards of executive officers and/or boards of directors of our subsidiaries.

Pursuant to Brazilian law, the election of each member of the board of directors and board of executive officers must be approved by the Brazilian Central Bank.

The following table presents the names, positions and dates of birth of the current members of our board of directors and board of executive officers:

Members of the Board of Directors:

Name	Position	Date of Birth
Jesús Maria Zabalza Lotina	Chairman	April 16, 1958
Conrado Engel	Member	May 30, 1957
José Antonio Álvarez Álvarez	Member	January 6, 1960
José Maria Nus Badía	Member	February 9, 1950
José de Paiva Ferreira	Member	March 1, 1959
Sergio Agapito Lires Rial	Member	July 28, 1960
Alvaro Antonio Cardoso de Souza	Independent Member	September 5, 1948
Celso Clemente Giacometti	Independent Member	October 13, 1943
Marília Artimonte Rocca	Independent Member	January 31, 1973
Viviane Senna Lalli	Independent Member	June 14, 1957

Members of the Board of Executive Officers:

Name	Position	Date of Birth
Sergio Agapito Lires Rial	Chief Executive Officer	July 28, 1960
Conrado Engel	Senior Vice President Executive Officer	May 30, 1957
José de Paiva Ferreira	Senior Vice President Executive Officer	March 1, 1959
Angel Santodomingo Martell	Vice President Executive Officer and Investor Relations Officer	November 16, 1965
Antonio Pardo de Santayana Montes	Vice President Executive Officer	November 5, 1971
Carlos Rey de Vicente	Vice President Executive Officer	February 20, 1974
Jean Pierre Dupui	Vice President Executive Officer	August 23, 1968
João Guilherme de Andrade So Consiglio	Vice President Executive Officer	December 7, 1968
Juan Sebastián Moreno Blanco	Vice President Executive Officer	December 17, 1964
Manoel Marcos Madureira	Vice President Executive Officer	December 30, 1951
Vanessa de Souza Lobato Barbosa	Vice President Executive Officer	December 24, 1968
Jose Alberto Zamorano Hernandez	Executive Officer	May 9, 1962
José Roberto Machado Filho	Executive Officer	August 25, 1968
Maria Eugênia Andrade Lopez Santos	Executive Officer	January 23, 1966
Alexandre Grossmann Zancani	Officer	October 14, 1977
Amancio Acúrcio Gouveia	Officer	March 31, 1963
Ana Paula Nader Alfaya	Officer	August 7, 1971
André de Carvalho Novaes	Officer	April 14, 1969
Cassio Schmitt	Officer	April 23, 1971
Cassius Schymura	Officer	February 19, 1965
Ede Ilson Viani	Officer	September 5, 1967
Felipe Pires Guerra de Carvalho	Officer	May 10, 1978
Flávio Tavares Valadão	Officer	July 1, 1963
Gilberto Duarte de Abreu Filho	Officer	August 7, 1973
Javier Rodríguez de Colmenares Álvarez	Officer	April 1,1977
Luis Guilherme Mattos de Oliem Bittencourt	Officer	December 4, 1973
Luiz Felipe Taunay Ferreira	Officer	March 18, 1967
Luiz Masagão Ribeiro Filho	Officer	January 1, 1976
Mara Regina Lima Alves Garcia	Officer	December 28, 1966
Marcelo Malanga	Officer	May 18, 1969
Marcelo Zerbinatti	Officer	February 5, 1974
Marcio Aurelio de Nobrega	Officer	August 23, 1967
Marino Alexandre Calheiros Aguiar	Officer	May, 14, 1971
Mario Adolfo Libert Westphalen	Officer	July 9, 1968
Mario Roberto Opice Leão	Officer	July, 21, 1975
Mauro Cavalcanti de Albuquerque	Officer	October 3, 1969
Mauro Siequeroli	Officer	March 24, 1957
Nilton Sergio Silveira Carvalho	Officer	January 1, 1957
Rafael Bello Noya	Officer	October 19, 1977
Ramón Sanchez Díez	Officer	October 29, 1968
Reginaldo Antonio Ribeiro	Officer	May 19, 1969
Roberto de Oliveira Campos Neto	Officer	June 28, 1969
Robson de Souza Rezende	Officer	January 24, 1967
Ronaldo Wagner Rondinelli	Officer	August 2, 1973
Sergio Gonçalves	Officer	August 7, 1956
Thomas Gregor Ilg	Officer	September 12, 1968
Ulisses Gomes Guimarães	Officer	March 14, 1971

Below are the biographies of the members of our board of directors and board of officers.

Members of the Board of Directors:

Jesús Maria Zabalza Lotina. Mr. Zabalza is Spanish and was born on April 16, 1958. He holds a degree in Industrial Engineering and has always worked in the financial markets. In 1982, he started his career at Banco Vizcaya, where he occupied the position of Officer at various locations in Cádiz, Granada, Sevilla and Zaragoza. Six years later, he served as an Officer in the Burgos Region with BBV. He followed his career always occupying the highest positions at BBV. Starting in 1991, he worked at Banco Hipotecário and Caja Postal, where he occupied the position of Senior Executive Vice President, which were already part of Argentaria. Starting in 1996, he worked for six years at La Caixa, in Madrid, as Officer, where he was responsible for the expansion process starting from Cataluña, and where he was also member of the Directive Board. From 2002 to 2012, he was Senior Executive Vice President in the Latin America Division of Banco Santander, and between 2012 and 2013 he was the First Vice President of the Latin America Division. He also occupied the positions of First Vice President of the board of directors of Banco Santander Chile and was a member of the board of directors of Santander Mexico and Bancorp in Puerto Rico. From 2002 to 2010, he also occupied the position of President of the Board of Directors of Santander Colombia. From June 2013 to December 2015, he occupied the post of Chief Executive Officer of Santander Brasil, and occupied the post of Vice President of the Board of Directors. Currently, he occupies the post of Chairman of our Board of Directors and he is a member of the board of directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A. He is also member of the Risk Committee and coordinator of the Nomination, Governance and Compliance Committee and the Sustainability and Society Committee of Santander Brasil.

Conrado Engel. Mr. Engel is Brazilian and was born on May 30, 1957. He holds a degree in Aeronautical Engineering from the Instituto Tecnológico de Aeronáutica - ITA. He started his career in 1981 as management trainee of Citibank S.A., where he worked for seven years. From 1992 to 1997 he was the responsible Officer for the businesses related to credit cards for Banco Nacional-Unibanco. In 1998 he was elected Chief Executive Officer of Financeira Losango. In October 2003 he became responsible for the retail business of HSBC in Brazil and was a member of its executive committee until the end of 2006. From January 2007 to May 2009 he was responsible for the retail business and was a member of the directive committee of HSBC in the Asian-Pacific region, in Hong Kong. In May 2008 he was appointed group general manager and took office as Chief Executive Officer of HSBC Brasil in June 2009, where he remained until March 2012. As one of our Senior Vice President Executive Officers, he is responsible for the Wealth Management & Specialized Businesses Vice Presidency, including Auto Joint Ventures and is member of our Board of Directors. He is also a member of the Risk Committee of Santander Brasil, Chief Executive Officer and a member of the board of directors of Santander Leasing S.A. Arrendamento Mercantil, Chief Executive Officer of Aymoré Crédito, Financiamento e Investimento S.A., a member of the board of directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A., a member of the advisory committee of Santander Brasil Gestão de Recursos Ltda. and Chairman of the board of directors of Webmotors S.A. and Banco Bonsucesso Consignado S.A.

José Antonio Alvarez Alvarez. Mr. Alvarez is Spanish and was born on January 6, 1960. He holds a bachelor’s degree in Administration and Business Economics from Universidad Santiago de Compostela in Spain and a MBA from the University of Chicago’s Graduate School of Business. He started at Santander Spain in 2002 as the head of finance management and in November 2004 he was elected as Chief Financial Officer. He served as Head of the Finance Division of Banco Bilbao Vizcaya Argentaria, S.A. in Spain from 1999 to 2002 and as Financial Officer of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999. He was also Chief Financial Officer of Banco Hipotecario, S.A. in Spain from 1993 to 1995 and vice president of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993, and held roles at Banco de Crédito Industrial and Instituto Nacional de Industria. He was a member of the board of directors of Banco de Crédito Local S.A. from 2000 to 2002 and President of the European Banking Federation’s Banking Supervision Committee from 2009 to 2012. Currently, he is the Chief Executive Officer of the Santander Group, a member of the board of directors of Santander Consumer Finance, S.A., a member of the Supervisory Board of Banco Zachodni WBK S.A., a member of the Supervisory Board of Santander Consumer Bank AG and Santander Consumer Holding GmbH and a member of the Supervisory Board of Santander Holdings USA, Inc. until January 2015. He has been a member of our board of directors since 2009.

José Maria Nus Badía. Mr. Badía is Spanish and was born on February 9, 1950. He serves as Chief Risk Officer at Banco Santander, S.A. and has been its Senior Executive Vice President since January 19, 2015. Mr. Badía served as an Executive Vice President of Risk, Head of Strategic Planning of Risk Division from March 2014 to January 2015. He also served as the Executive Vice President of Santander UK Operations at Banco Santander, S.A. and as the Chief Risk Officer and Executive Director at Santander UK plc from March 17, 2011 to March 1, 2014. He was also the Executive Vice President for Risk at Argentaria and Bankinter, and a member of the board of directors of Banco de Vitoria, Banco de Negocios Argentaria, Banco de Credito Local and Banco de Alicante. He also served as an Executive Director and Chief Risk Officer of Banco Banesto. Previously, he was Chief Risk Officer at Banco Español de Credito, S.A., where he was a member of the board of directors and the board of officers. He has been an Executive Director at Alliance & Leicester plc since March 17, 2011. He is also a member of the board of Societat Catalana d'Economia. He has been a member of our board of directors since 2015.

José de Paiva Ferreira. Mr. Paiva is Portuguese and was born on March 1, 1959. He has a specialization degree in Business Administration from the Fundação Getúlio Vargas, and an MBA from the Wharton School of Business at the University of Pennsylvania. He has worked in the financial markets for more than 40 years. He started to work at Banco Bradesco in 1973 and occupied several different positions. Afterwards, he joined Banco Geral do Comércio, Noroeste and Santander Brasil, where he was Vice President Executive Officer, responsible for the Business, Human Resources, Operations, Technology, Property, Products, Marketing, Credit Cards, Insurance, Leasing and Branch Network. From 2000 to 2001 he occupied the position of e-Business Officer for Latin America, for the American Division of Santander Central Hispano. At the end of 2001, he came back to Brazil in order to work at Banco Banespa as Vice President Executive Officer, responsible for the Operational Resources department. In 2003, he became Vice President Executive Officer responsible for Marketing, Products and Retail Business for Santander Brasil. In 2008, he became the Chief Executive Officer of Santander Brasil, a position that he occupied until the merger with Banco Real, when he became Senior Vice President Executive Officer, responsible for the Retail Business. In March 2011 he became Director of the Santander Brasil’s board of directors, and joined the Board business group based in Los Angeles, California, USA, where his main activities involved technological innovations. Currently, he is a member of our board of directors, and since July 2013 he also acted as Senior Vice President Executive Officer, being responsible for the Human Resources, Organization, Property, Proceedings, Operations, Technology and Costs. He is also Chairman of the boards of directors of Santander Leasing S.A. Arrendamento Mercantil and of TECBAN – Tecnologia Bancária, and a member of the boards of directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A. and of Mantiq Investimentos Ltda.

Sergio Agapito Lires Rial. Mr. Rial is Brazilian and was born on July 28, 1960. He was Chief Executive Officer of Marfrig Global Foods S.A., and is a member of the board of directors of Cyrela Brazil Realty S.A. His professional career includes the posts of Vice-President Executive Officer and World Chief Financial Officer of Cargill. He was also a member of the board of directors of Cargill for nine years. He was a Managing Director of Bear Stearns & Co., in New York, Officer of ABN AMRO Bank and a member of the board of directors of ABN AMRO Bank in the Netherlands, as well as a member of the board of directors of Mosaic Fertilizers. He has a degree in Law for the Universidade Federal do Rio de Janeiro and in Economics for Universidade Gama Filho, and also has MBA from IBMEC in São Paulo, as well as specializations from Harvard Business School, the Wharton School of Business at the University of Pennsylvania and INSEAD, in France. Currently he is also member of the board of directors and the Chief Executive Officer of Santander Brasil, Chairman of the board of directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A. and Universia Brasil S.A. and Chairman of the Board of Trustees of Fundação Sudameris.

Alvaro Antonio Cardoso de Souza. Mr. Souza is Portuguese and was born on September 5, 1948. He holds a degree in Economics and Business Administration from the Pontifícia Universidade Católica de São Paulo, and attended several specialization courses from a number of American universities, such as the University of Pittsburgh and The Wharton Business School of the University of Pennsylvania. Currently, he is Officer of AdS – Gestão, Consultoria e Investimentos Ltda.; Chairman of the board of directors of Fundo Brasileiro para a Biodiversidade (FUNBIO) and a member of the boards of directors of the following companies and organizations: WWF International Board of Trustees, WWF-Brasil, Duratex S.A., AMBEV and Grupo Libra. He is Certified Officer, accreditation granted to him by Instituto Brasileiro de Governança Corporativa. He was General Officer of Banco de Investimentos Crefisul and Chief Executive Officer of Citibank / Brazil. He was also Chairman of the board of directors of Citibank in Switzerland, Chairman of the board of directors of Banco Crefisul and Credicard in Brazil, besides participating in the board of directors of Citibank Equity Investments (Argentina). He also worked as Senior Advisor for Latin America at Citibank until his retirement in September 2003. He was President of Banco ABC-Roma, an affiliate to Grupo Globo and was member of the board of directors of several Brazilian companies, such as Celbrás, Ultraquímica, SPCI Computadores, Signature Lazard, Banco Triângulo, CSU Cardsystems and Gol Linhas Aéreas. He was also member of the board of directors of MasterCard International and President of the American Chamber of Commerce in São Paulo. Currently, he is an independent member of our board of directors and is the coordinator of our Compensation and Risk Committees.

Celso Clemente Giacometti. Mr. Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in business administration from the Faculdade de Economia São Luís and graduated with an accounting sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as trainee and reviewer at Citibank. From 1963 to 2001 he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações, Sabó Autopeças and Votorantim Indústrias. He was a member of the Fiscal Council of CTEEP/ISA - Transmissão Paulista. He was also the CEO of Souto Vidigal, a holding company and family office, from 2004 to 2006. On February 3, 2010, he was elected as an independent member of our board of directors, a body which he presided over between October 2011 and June 2013 and between August 2013 and March 2015. He is President of the Fiscal Council and member of the Audit Committee of Ambev S. A. He is the manager partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders and former board member of IBGC (Brazilian Institute of Corporate Governance) and a current member of its Governance and Nomination Commission. He is a member of the CAF (Comitê de Fusões e Aquisições). Currently, he is an independent member of our board of directors, as well as member of our Nomination, Governance and Compliance Committee.

Marília Artimonte Rocca. Mrs. Rocca is Brazilian and was born on January 31, 1973. She holds a degree in Business Administration from Fundação Getúlio Vargas of São Paulo and an MBA in management from Columbia Business School, New York. She attended the Executive Program – Family in Business at Harvard Business School, in Boston. She began her career in the operations department of Wal-Mart Brasil, serving the company from the beginning of its operations in Brazil until 1998. She managed third-sector organizations for six years and was also the co-founder and general director of Endeavor Brasil, a NGO leader of high-impact entrepreneurship and Fundação Brava, an organization focused on the promotion of public management. She started and developed part of the Family Office of the Lemann, Sicupira and Telles families. She is currently a partner at Mãe Terra and Fibraxx, companies in the natural and organic products segment, where she worked from 2007 until 2012. She was a member of the board of directors of TOTVS from 2001 until 2013, and Vice President from 2013 to 2016, and member of the board of directors of Endeavor Brasil from 2005 to 2012. She was also a member of the board of directors of Grupo IBMEC from 2004 to 2008, having been appointed as a member of Insper’s external assessment committee. She was selected for the program Henry Crown Fellowship of Aspen Institute, in which she has participated since 2006. In 2011 she was granted the Cláudia Award in the business category. Since 2012, she has been an independent member of our board of directors. She is currently a member of our compensation committee and nomination, governance and compliance committee.

Viviane Senna Lalli. Ms. Senna is Brazilian and was born on June 14, 1957. She holds a degree in Psychology from the Pontifícia Universidade Católica in São Paulo and she is specialist in Depth Psychology. From 1981 to 1996, she worked as a psychotherapist for adults and children, and as a trainer of therapists in Depth Psychology. In 1994 she founded the Ayrton Senna Institute, the mission of which is the production and application of a wide range of knowledge and innovation for the complete education of children and youth. Ms. Senna is also a member of the following boards of directors and committees: Council for Economic and Social Development (CDES); Advisory Council of FEBRABAN; Board of Education of CNI and FIESP; Energias do Brasil (EDP); ADVB; World Trade Center (WTC); “Todos pela Educação”; and guidance and social investment committees of Bank Itaú-Unibanco. Currently, she is an independent member of our board of directors and a member of our Sustainability and Society Committee.

Members of the Board of Executive Officers:

Sergio Agapito Lires Rial. See “Members of the Board of Directors”.

Conrado Engel. See “Members of the Board of Directors”.

José de Paiva Ferreira. See “Members of the Board of Directors”.

Angel Santodomingo Martell. Mr. Santodomingo is Spanish and was born on November 16, 1965. He holds a degree in Economics and Business with specialization in Finance from the ICADE University in Madrid and a CFA (Chartered Financial Analyst) from the CFA Society of the United States. As one of our Vice President Executive Officers, he holds the position of Chief Financial Officer and Investors’ Relations Officer. He started at the Santander Group in 2005 as Head of International Developments and Asset Management and then has become globally responsible for the investor relations area. He has worked as Officer of Grupo Fortis and Banesto Bolsa. Also worked at Usera y Morenés S.V.B. - Sociedade de Valores y Bolsa and Arthur Andersen (Deloitte). From 1996 to 2008, he occupied the position of Chief Executive Officer of CFA Society in Spain, where he acted as founding member of such nonprofit organization focused on serving the holders of financial analyst accreditation (CFA) and from 2009 to 2014 was Vice President of AERI’s (Asociación Española de Relaciones con Inversores) board of directors. He is also Executive Officer of Aymoré Crédito, Financiamento e Investimento S.A., Chief Executive Officer of Santander Participações S.A., a member of the boards of directors of Banco Bonsucesso Consignado S.A., Banco RCI Brasil S.A., Santander Leasing S.A. Arrendamento Mercantil, Super Pagamentos e Administração de Meios Eletrônicos S.A. and Getnet Adquirência e Serviços para Meios de Pagamento S.A., and, is also the Chairman of the board of directors of Mantiq Investimentos Ltda.

Antonio Pardo de Santayana Montes. Mr. Pardo is Spanish and was born on November 5, 1971. He holds a degree in Economics and Law from the ICADE school of the Universidade Pontifícia Comillas. As one of our Vice-President Executive Officers, he is responsible for risk management department, having held before the post of Officer responsible for the Risk Credit Recovery area and Officer of Wholesale Risks and Aymoré CFI. He was a consultant at PricewaterhouseCoopers from 1995 to 1998, senior risk analyst for Santander Central Hispano/Santander Investment from 1998 to 2000 and senior manager of Monitor Company from 2000 to 2005 and returned to the Santander Group in 2005 as Associate Officer in the Wholesale Risks area, where he remained until 2009, when he came to work in Brazil. He is also Executive Officer of Banco Bandepe S.A., Aymoré CFI and Santander Leasing S.A. Arrendamento Mercantil and manager of F. Café Prestadora de Serviços Ltda.

Carlos Rey de Vicente. Mr. Rey is Spanish and was born on February 20, 1974. He graduated in Law from the Universidad Complutense de Madrid, and he became a member of the Colégio de Abogados de Madrid in 1997. In 2010 he started to work at Santander Spain, where he was responsible for the strategy and planning of the banks Santander México, Chile, Argentina, Puerto Rico, Uruguay, Peru and Colombia. From 2001 to May 2010, Mr. Rey was a partner of McKinsey & Co., where he was responsible for heading several projects on strategic consulting. His activities were always concentrated on banking and insurance matters, besides acting on team management. Before, he worked as a lawyer in two different law firms, where at one of them he was partner and founder, dealing mainly with insurance and civil responsibility. Currently, Mr. Rey is our Vice President Executive Officer responsible for the Strategy, Quality and Corporate Matters department. He is also a member of the boards of directors of Santander Leasing S.A. Arrendamento Mercantil, Getnet Adquirência e Serviços para Meios de Pagamento S.A., Zurich Santander Brasil Seguros e Previdência S.A., Zurich Santander Brasil Seguros S.A. and Mantiq Investimentos Ltda. and is an administrative officer of Norchem Participações e Consultoria S.A.

Jean Pierre Dupui. Mr. Dupui is Brazilian and was born on September 23, 1968. He holds a bachelor’s degree in Economics and a specialization degree from Boston University. Currently he is responsible for the Corporate & Investment Bank of Santander Brasil. From 1992 to 1998 he worked at the structured finance and trade finance department of Lloyds TSB Group in São Paulo and London. From 1998 to 2001 he worked at the structured finance department of Citigroup Brasil. From 2001 to 2004 he worked for BBVA Brasil in the debt capital markets department. From 2004 to 2006 he was a Corporate Finance Officer at Citigroup New York and São Paulo. He started his career in Santander Group in 2006, where he took charge of the Credit Markets department of Santander Brasil. From 2009 to 2012 he was responsible for Global Transaction Banking of Santander in Madrid.

João Guilherme de Andrade So Consiglio. Mr. Consiglio was born in São Paulo, on December 7, 1968. He holds a degree in Economics from Universidade de São Paulo and a Post Laurea from Universitá Degli Studi di Genova, Italy, Facoltá di Economia e Commercio. As an Executive Vice President Officer, he is responsible for the corporate segment. He was an economist at Bunge (Serfina S.A. Adm. e Participações) from 1990 to 1994, a manager of the economics department of Santista Corretora S.A. CVM from 1994 to 1995 and has been with Santander Brasil (ABN AMRO/Banco Real) since 1995. He started as a corporate banking manager, then assumed corporate development and private equity functions until 2005, when he became the Officer responsible for product management and development in Brazil. He became head of global transaction products in Brazil in 2008, and in 2010 assumed his current responsibilities as Corporate Vice President. He served as a member of the board of directors of CBSS (Visa Vale) until 2008, and as a member of the board of directors of Câmara Interbancária de Pagamentos – CIP and a member of the Conselho Superior of FUNCEX until 2010. He is also manager of F. Café Prestadora de Serviços Ltda.

Juan Sebastian Moreno Blanco. Mr. Moreno was born on December 17, 1964, in Spain. He graduated in Business Administration from the University of Houston, TX. From 1987 to 1994 he worked at Bankinter as Commercial Officer, responsible for the commercial area as well as for the Enterprises segment in Santander. From 1994 to 1997 he worked as Project Officer in the financial system of Mexico and Brazil, for Booz, Allen & Hamilton, in Mexico. He joined the Santander Group in 1997, where he served as Executive Officer of Companies and Institutions, after which he became Executive Officer of Business Development at Banco Santander Mexico, with responsibility for activities in the area of products of the bank. In 2006, he became responsible for the segments of Large Enterprises, Corporate, Institutional and High Income in Latin America, in addition to leading the product areas for the countries of Latin America (Comex, Cash Management, Payroll etc.). From 2008 to 2010, he performed the role of Chief Executive Officer of Banco Santander – Puerto Rico. As of 2010, he occupied the position of Vice President of the Commercial area of Banco Santander Mexico, with responsibility for the business areas. At that time, he was also a member of the board of directors, steering committee, ALCO, finance committee and risk committee. As a Vice President Executive Officer, he is responsible for our Retail and Commercial Branches. He is also a member of the board of directors of Getnet Adquirência e Serviços Para Meios de Pagamento S.A.

Manoel Marcos Madureira. Mr. Madureira is Brazilian and was born on December 30, 1951. He holds a bachelor’s degree in Mechanical Engineering from the Taubaté University in São Paulo and a degree in Administration from the Tokyo International Center in Japan. From 1976 to 2005 he worked in the automobile sector, as Institutional Relations and Communication Officer at Fiat Automóveis and Mercedes Benz do Brasil. From 1998 to 2005 he was also Vice President of the Associação de Fabricantes de Veículos Automotores and President of the Associação de Engenharia Automotora. In 2006 he was elected as Vice President of Corporate Affairs of Santander Brasil and in 2007 he was put in charge of the Vice Presidency of the Federação Brasileira de Bancos. In 2008 he was transferred to Santander Spain Group, as Communication Officer for Latin America, where he remained until September 2012. In October 2012 he returned to Brazil as Executive Officer to be in charge of the Corporate Communication and Institutional Relations Departments of Santander Brasil, and he is currently the Vice President Executive Officer of Communication, Marketing, Institutional Relations and Sustainability. Mr. Madureira is also Executive Officer of Universia Brasil S.A. and Santander Cultural.

Vanessa de Souza Lobato Barbosa. Ms. Lobato is Brazilian and was born on December 24, 1968. She holds a bachelor’s degree in Business Administration from Pontifícia Universidade Católica de Minas Gerais, and a specialization degree in Marketing at Universidade Federal de Minas Gerais. From 1992 to 1995 she served as Marketing Local Manager at Banco Nacional, with responsibility for the sponsorship budget and micro marketing activities focused on the retail network. She also worked at Unibanco, in Recife, from 1995 to 1999, where she was responsible for different branches in the city of Recife. In 1999 she started to work for Santander Brasil, where she worked as General Manager of the Recife branch office. From 2001 to 2006 she served as Local Superintendent, where she was responsible for one of the Retail’s Locals, with head office in Belo Horizonte, covering the states of Minas Gerais, Goiás, as well as Brasília, and the states of the Northeast Region. From 2006 to 2013, Ms. Lobato became an Executive Superintendent of our branch network, with responsibility for one of our retail branches in Brazil, specifically the “SPI Centro Sul” branch based in Campinas, State of São Paulo, covering important cities such as: Campinas, Jundiaí, Sorocaba, Piracicaba, Limeira and Americana. As one of our Officers, she is currently responsible for the Human Resources department.

José Alberto Zamorano Hernandez. Mr. Zamorano is Spanish and was born on May 9, 1962. He holds a degree in Business Administration from the Universidad Complutense de Madrid. In 1991, he began his career in Santander Group as manager of the internal audit area from 1995 to 2002, where he was responsible for the credit risk audit in regional units of Galícia, Alicante and Castilla La Mancha. From 2002 to 2005, he was superintendent of internal audit of Santander Brasil and from 2005 to 2010, he was the Executive Officer responsible for internal audit in Grupo Financeiro Santander México. As one of our Executive Officers, Mr. Zamorano has been responsible for our internal audit area since 2011.

José Roberto Machado Filho. Mr. Machado is Brazilian and was born on August 25, 1968. He holds a degree in Electrical Engineering from Faculdade de Engenharia Industrial in São Paulo and has a master’s degree in business, economics and finance from the Universidade de São Paulo. He was an engineer for Keumkang Limited from 1990 to 1991, a foreign exchange manager from 1992 to 1995 and a manager of emerging markets trading desk from 1992 to 1996 of Banco CCF Brasil S.A. He was also an Executive Officer of Banco Rabobank Internacional Brasil S.A. from 1998 to 2003 and was an Executive Officer of Banco Real from 2003 to 2009. Currently, he is responsible for the Individuals Businesses area. He is also Executive Officer of Banco Bandepe S.A. and a member of the boards of directors of Zurich Santander Brasil Seguros e Previdência S.A., Zurich Santander Brasil Seguros S.A., Super Pagamentos e Administração de Meios Eletrônicos S.A. and CETIP.

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

Alexandre Grossmann Zancani. Mr. Zancani is Brazilian and was born on October 14, 1977. He holds a degree in Computer Engineering from the Escola Politécnica of Universidade de São Paulo. He started his professional career at Banco Real and from 2002 to 2004 he served as an analyst in different retail risks teams focused on portfolio monitoring and decision models development. From 2004 to 2006 he served as team manager responsible for the Basel II project. From 2006 to 2007, he was the Quantitative Methods Superintendent, with responsibility for the Basel project. In 2008, he was Risk Superintendent of Santander Brasil and served as project manager in the process for integration of different areas as part of the merger with Banco Real. From 2009 to 2012, he became the Cards Risks Superintendent and, then, the Individuals Portfolio Management’s Superintendent. Currently, Mr. Zancani is the Executive Superintendent of Individual Risks and oversees our portfolio management and credit approval activities.

Amancio Acúrcio Gouveia. Mr. Gouveia is Brazilian and was born on March 31, 1963. He holds a degree in Accounting from the Universidade Santa Úrsula. As one of our Officers, he has been acting as a controller working in accounting and fiscal management of our companies since 2001. He was an audit manager for KPMG until 1991, accounting manager of Unibanco – União de Bancos Brasileiros S.A. from 1991 to 1999, assistant superintendent of BankBoston Banco Múltiplo S.A. from 1999 to 2001. He is also Chief Executive Officer of Banco Bandepe S.A. and an Officer of Santander Leasing S.A. Arrendamento Mercantil, Atual Companhia Securitizadora de Créditos Financeiros S.A., Santander Capitalização S.A., Aymoré Crédito, Financiamento e Investimento S.A., Evidence Previdência S.A. and SANCAP Investimentos e Participações S.A. He is also administrator of Santander Brasil Administradora de Consórcio Ltda., member of the Fiscal Council of Companhia Energética de São Paulo and an effective member of the Fiscal Council of Redentor Energia S.A.

Ana Paula Nader Alfaya. Ms. Nader is Brazilian and was born on August 7, 1971. She holds a degree in Publicity and Advertising from the Universidade Paulista in São Paulo and a specialization degree in communications from the Escola Superior de Propaganda e Marketing. From 1996 to 1997, she served as Marketing and Internal Communication Manager, at Unibanco. She served as Credit Card’s Communication Manager from 1997 to 1998 at BankBoston and after that, as Strategy and Planning Marketing Manager, from 1998 to 2000, still at BankBoston. She served as Planning Manager and Research Manager, from 2000 to 2003 at ABN AMRO, and as Retail Marketing Manager, from 2003 to 2004, and in the same year she became a superintendent of Strategy Marketing Department for retail. From 2005 to 2010 she served as Executive Superintendent of the Brand, Research and Marketing Department, and, since 2011, as Senior Executive Superintendent of Brand and Marketing department and since 2012 as Officer of the Brand and Marketing department.

André de Carvalho Novaes. Mr. Novaes is Brazilian and was born on April 14, 1969. He holds a degree in Economics from the Universidade Federal Fluminense, and an executive MBA from BPS Business School (São Paulo and Toronto). From 1993 to 1997, he served as products coordinator in Santander Brasil, where he was responsible for credit proposals analysis, and in several areas at Aymoré Crédito, Financiamento e Investimento S.A. and in posts as Commercial Operator, Credit and Collection Chief. In 1996, he served as coordinator of products in São Paulo. From 1997 to 2001, he served as Commercial Manager. From 2002 to 2008, he served as Regional Manager. From 2008 to 2012, he served within Santander Brasil as the person responsible for Other Assets segment in Aymoré. Since 2012, he has served as Executive Superintendent in Santander Brasil, with responsibility for Aymoré’s Vehicle Partnerships. On December 2012, he became the commercial coordinator of Aymoré, with responsibility for the Commercial and Partnerships team. Currently, Mr. Novaes is head of Aymoré and reports to the Vice Presidency of Wealth Management & Specialized Businesses.

Cassio Schmitt. Mr. Schmitt is Brazilian and was born on April 23, 1971. He holds a degree in Economics from the Universidade Federal do Rio Grande do Sul, a Master’s Degree in Corporate Economics from the Fundação Getúlio Vargas in São Paulo and a MBA from the Sloan School of Business, Massachusetts Institute of Technology (MIT). He was treasury economist of Banco de Crédito Nacional S.A. from 1995 to 1996, and senior economist at UNIBANCO – União de Bancos Brasileiros S.A. from 1996 to 1999. He was an associate of the leveraged finance team of UBS Warburg in 2000, project finance superintendent of UNIBANCO from 2001 to 2003 and corporate banking superintendent of UNIBANCO Representative Office in New York from 2003 to 2004. He was a superintendent in the M&A/Project Finance team of Santander Brasil in 2004, and became responsible for project finance in Brazil in 2005 and also for the areas of acquisition finance and syndicated lending in 2010. From 2011 to 2012, he became responsible for the GCB clients Risk Department, and until 2014 he was responsible for the Global Transaction Banking. Currently he is the Officer responsible for Credit Recovery Businesses. He is also the Chief Executive Officer of Atual Companhia Securitizadora de Créditos Financeiros S.A. and member of the board of directors of Banco Bonsucesso Consignado S.A.

Cassius Schymura. Mr. Schymura is Brazilian and was born on February 19, 1965. He holds a degree in Electrical Engineering from the Pontifícia Universidade Católica of Rio de Janeiro and an MBA from the Fundação Dom Cabral. As one of our Officers, he is responsible for the Multichannel Platform, including call center and electronic channels. He was investment products analyst at Banco Nacional S.A. from 1989 to 1991, products and marketing manager of Cardway Processamento from 1991 to 1994, products manager of Cartão Nacional from 1994 to 1996, marketing and products supervisory manager of Unicard Banco Múltiplo S.A. from 1996 to 1999, senior associate at Booz Allen & Hamilton in 1999, a member of the board of directors and Chief Executive Officer of Ideiasnet S.A. from 2000 to 2001, general manager of SOFTCORP from 2001 to 2004 and has been part of Santander Group since 2004, with responsibility, until 2015, for our Cards and Merchant Acquisition segment. He is also member of the board of directors of Super Pagamentos e Administração de Meios Eletrônicos S.A.

Ede Ilson Viani. Mr. Viani is Brazilian and was born on September 5, 1967. He holds a degree in Accounting and a MBA from Instituto de Ensino e Pesquisa - Insper. He was an auditor at Banco Itaú S.A. from 1986 to 1990, and a senior auditor at BankBoston S.A., where he worked for 17 years, acting in sequence as Officer of Loans and Products and Officer for the banking sector aimed at small and medium companies. He joined Santander Brasil in 2007 as Officer for Small and Medium Business Banking and was the Officer responsible for Retail Banking Risk Management from July 2010 to 2014. As one of our Officers, he is currently responsible for our Companies and Institutions segment.

Felipe Pires Guerra de Carvalho. Mr. Guerra is Brazilian and was born on May 10, 1978. He holds a degree in Production Engineering from Universidade Federal do Rio de Janeiro. He was Proprietary Trader, Market Maker and Trainee at Banco Citibank (Brasil) S.A. from 2001 to 2004; Executive of the Treasury F/X Desk from 2002 to 2004; Proprietary Desk Senior Trader from 2005 to 2010; Head Trader from 2011 to 2014 and GCB Treasurer since 2011 at Santander Brasil. Currently, he is an Officer and is responsible for our Markets Treasury Desk (Local and International Prop. Trading & Market Making) and for the ACPM, Analysis, Quants and Tools and Controls areas under the GCB Structure.

Flávio Tavares Valadão. Mr. Valadão is Brazilian and was born on July 1, 1963. He holds a degree in Electrical Engineering from the Escola de Engenharia Mauá, an Accounting and Finance Degree from IBMEC and a Master’s Degree in Electrical Engineering from the University of Lille in France. He was Corporate Finance Officer of Banco Paribas from 1990 to 1998 and joined Banco ABN Amro Real in 1998. As one of our Officers, he is responsible for the Corporate Finance area at Santander Brasil.

Gilberto Duarte de Abreu Filho. Mr. Abreu is Brazilian and was born on August 7, 1973. He holds a degree in Industrial Engineering from the Universidade de São Paulo and MBA from the Massachusetts Institute of Technology, in Massachusetts. Before joining Santander Brasil, Mr. Abreu was a Senior Manager at McKinsey & Company, leading projects in both the financial and retail areas. As one of our Officers, he is currently responsible for the Mortgage, Insurances and Fund-raising Businesses and the Individuals segments. He is also the Chief Executive Officer of Webcasas S.A. and Sancap Investimentos e Participações S.A., Officer of Banco Bandepe S.A., Vice President of ABECIP, and a member of the board of directors of CIBRASEC, Zurich Santander Brasil Seguros e Previdência S.A. and Zurich Santander Brasil Seguros S.A.

Javier Rodriguez de Colmenares y Alvarez. Mr. Colmenares is a Spanish citizen, born on April 1, 1977. He graduated in Law and Economics & Business Administration at the ICADE business school of the Universidad Pontificia Comillas in Madrid and obtained a Master’s Degree in Investment Banking & Financial Markets from the School of Finance of Banco Bilbao Vizcaya Argentaria (“BBVA”). He joined the Project Finance Department at BBVA in 2001 and in 2005 joined the Santander Group to hold the Vice-President position, globally responsible (Europe and the Americas) for TMTs and Logistics within the Structured Finance Unit at the Investment Bank (Santander Investment and later GCB). He was later named to lead the infrastructure sector at the Global Infrastructure Group in the same business unit and then promoted as Global Officer of Project & Acquisition Finance for the whole Santander Group, based in Madrid. In November 2009 he was named Chief Credit Officer for Specialized Finance & Structured Products (Derivatives) in the Risk Management Division, acting as a permanent member of the global wholesale risk committee and the assurances and structured products committee, as well as the global sustainability committee. As one of our Officers, he is the Deputy Chief Risk Officer of Santander Brasil and is responsible for the GCB and Corporate risks areas.

Luis Guilherme Mattos de Oliem Bittencourt. Mr. Bittencourt is Brazilian and was born on December 4, 1973. He holds a degree in Computer Engineering from the University of Campinas. He started his professional career in Banco Itaú-Unibanco serving in the areas of Business Intelligence, Electronic Channels and CRM, where he acquired 14 years of experience. From 2010 to 2012, in Banco HSBC Brasil, Mr. Bittencourt served in the areas of Distribution, Digital Channels and Customer Relationship Management, or “CRM.” Since 2013, Mr. Bittencourt serves in Santander Brasil, initially as Executive Superintendent of CRM, Digital Channels and Management Information System, Customers Intelligence and CRM and, currently, as Officer responsible for Comercial Intelligence and Trade Marketing.

Luiz Felipe Taunay Ferreira. Mr. Taunay is Brazilian and was born on March 18, 1967. He holds a degree in Business Administration from the Fundação Getúlio Vargas, a degree in economics from the Universidade de São Paulo and a Master’s Degree in Economics from the Universidade de São Paulo. Mr. Taunay is also a CFA charter holder. He was a trader for Banco ING Brasil from 1994 to 1996 and Head of Equity Derivatives Market Risk Management at ING Barings, London from 1996 to 1998. He joined Banco Real in 1998 and has been with Santander Group ever since. During this period, he was primarily responsible for the market risk area, in Brazil and Latin America, later responsible for the "Asset & Liability Management" department and currently responsible for Santander Brasil’s Investor Relations and Corporate Development areas.

Luiz Masagão Ribeiro Filho. Mr. Masagão is Brazilian and was born on September 1, 1976. He holds a degree in Business Administration from the Fundação Getúlio Vargas and from the LEAD Program from IE Business School. He started his career in 1997, serving as Operator of Interest Rates Options in Brazil at Banco Citibank S.A. until 2005. He was Senior Operator of Foreign Exchange Options from February 2005 to September 2005 in ING Bank N.V. Back to Banco Citibank S.A., he was Executive Manager from 2005 to 2008 and Superintendent from 2008 to 2009. He served as Executive Superintendent of Fixed Income Sales from 2009 to 2010 in Morgan Stanley and, then, joined Santander Brasil’s team, initially serving as Chief of the GCB/Corporate Sales team, from 2010 to 2014, and at last as Brazil’s Sales Executive Superintendent. Currently he is an Officer responsible for the departments of sales and management of the markets area products, including foreign exchange transactions, derivatives and fixed income products, to all customers segments of Santander Brasil (retail, corporate and GCB).

Mara Regina Lima Alves Garcia. Ms. Garcia is Brazilian and was born on December 28, 1966. She holds a bachelor’s degree in Law from the Faculdades Metropolitanas Unidas, a specialization degree in Financial Law from the IBMEC, and has a Master’s Degree in International Economic Law from the Pontifícia Universidade Católica de São Paulo. She was Legal Manager of Banco Inter-Atlântico S.A. from 1996 to 2000 and a Senior Lawyer of Banco Itaú BBA S.A. from 2000 to 2006. She joined Santander Brasil in 2006 as Executive Superintendent of the Legal Wholesale area. As one of our Officers, she is currently responsible for the compliance area. She is also an Executive Officer of Banco Bandepe S.A., a member of the legal committee of FEBRABAN and ABBI.

Marcelo Malanga. Mr. Malanga is Brazilian and was born on May 18, 1969. He holds a degree in Business Administration from Universidade de São Paulo and a master’s degree in Finance and Accounting from Pontifícia Universidade Católica – PUC-SP. He has 25 years of experience in the financial markets. He served as Division Manager at Banco do Brasil S.A. from 1987 to 2001. From 1998 to 2001, he was the responsible for the Governments Business’ strategy in Brasília, serving as PROEX manager. In 2001, as Santander Brasil’s employee, he was responsible for building business relationships with state and local governments until 2004. From 2006 to 2009, he served as the superintendent responsible for the management and administration of several lines of business of Santander Brasil in the State of Rio de Janeiro. From 2009 to 2012 he was responsible for the overdue assets collection of Santander Brasil, Banco Real and Aymoré, in the retail and wholesale segments. From 2012 to 2013, he was responsible for the Companies segment. Since 2013, he has served as a Branches Executive Superintendent.

Marcelo Zerbinatti. Mr. Zerbinatti is Brazilian and was born on February 5, 1974. He holds a degree in Business Administration from Faculdades Metropolitanas Unidas, a specialization degree in Negotiation from Fundação Getúlio Vargas and holds a Master’s Degree in Planning from Pontifícia Universidade Católica de São Paulo. He worked at Banco Bradesco S.A. from 1988 to 1992 as Head of Service, at Bank Boston from 1992 to 1994 as Coordinator of Foreign Exchange, and at Banco Real from 1994 to 2006 as Project Superintendent. From 2006 to 2008 he served as our Senior Organization Executive Superintendent responsible for Process and Management of Changes. In 2008 he became responsible for the coordination of the Integration Office, and in 2011, he became an Officer, responsible for the Organization, Technology and Processes Department. As from October 2013, he became the Officer responsible for the Strategic Planning Department. As from 2015, he became the Officer responsible for the Quality and Customer Experience Department.

Marcio Aurelio de Nobrega. Mr. Nobrega is Brazilian and was born on August 23, 1967. He holds a degree in Business Administration and economics from the Faculdade Santana and business extension at IESE Business School. He joined Banco Real in 1982 and has been working for Santander Brasil ever since. As one of our Officers, he is responsible for the technology and operations for the Global Businesses and Fiduciary Management unit.

Marino Alexandre Calheiros Aguiar. Mr. Aguiar is Portuguese and was born on May 14, 1971. He graduated with a degree in business administration from the Technical University of Lisbon and an MBA in Information Technology and Internet. Mr. Aguiar started his career in 1994 as a systems analyst at Accenture in Portugal, responsible for Functional Design and Technical Computer Systems. From 1996 to 1999 he had the task of coordinator and in 1999 became manager responsible for providing consulting and technology services to banking institutions in Portugal and Brazil. He held the position of Senior Manager from 2002 to 2006, and was an Officer from 2006 to 2008, with responsibility for developing the commercial and relationship strategy of the insurance segment. Between 2008 and 2010, he worked for CPM Braxis as an Officer, with responsibility for the technology program of a major financial institution in Brazil. In 2010, he was a statutory officer at Accenture Brazil, with responsibility for technology services to the financial industry in Latin America. He is currently one of our Officers, and is responsible for our technology area in the Vice Presidency of Proceedings, Technology and Operations unit.

Mario Adolfo Libert Westphalen. Mr. Westphalen is Brazilian and was born on July 9, 1968. He holds degree in Electrical Engineering from the University of Brasilia in 1992. He started his career at Telecommunications Market where he served for more than five years as Officer of Autotrac S.A., Qualcomm Inc. and Piquet Participações. In 1998, he served as Special Advisor to the Ministry of Development, Industry and Trade of Brazil. From 1999 to 2001, he held the role of Senior Consultant at K2 Achievements Consultoria. From 2001 to 2003 he served as Executive Officer and partner of Concrete Solutions, a company which provides IT services. In 2004, he joined Santander Brasil, where he served as Superintendent of the Property and Facilities area until 2007, and then as Senior Executive Superintendent of corporate resources, until 2009. From 2010 to 2013 he served as Officer of Operations at Santander Global Facilities, in the U.S., being responsible for the implementation and operation of that company in the U.S. As one of our Officers he is responsible for cost management, organization and efficiency departments.

Mario Roberto Opice Leão. Mr. Leão is Brazilian and was born on July 21, 1975. He holds a degree in Production Engineering from the Escola Politécnica of the Universidade de São Paulo. He began his career in 2001 as an associate at Citigroup, in the financial control area, as financial analyst of all wholesale products of Citigroup Brazil, including global markets, financing, and corporate banking accounts. In 2006, he served as Global Markets Manager and had an active role in the development and innovation of derivatives in Brazil. From 2006 to 2008, he worked at Goldman Sachs as Fixed Income, Currencies and Commodities Manager. From 2011 to 2015, he was Global Capital Markets Executive Superintendent at Morgan Stanley, responsible for corporate finance and also a member of the “Committee of Global Solutions”. Since October 2015, he has been one of our Officers, with responsibility for the Corporate Investment Banking division in the Vice Presidency of Global Corporate Banking unit.

Mauro Cavalcanti de Albuquerque. Mr. Cavalcanti is Brazilian and was born on October 3, 1969. He graduated with a BSc Engineering University of Exeter, in England, and holds a Masters’ Degree in Business Administration from IMD in Lausanne, Switzerland. He began his career in BankBoston, passing through the positions of Trainee, Hedging Operations Manager and Banking Correspondent Manager, from 1992 to 1994. In 1995 and 1996, he was a trader and served on the sale of structured derivatives at JP Morgan in São Paulo and New York. He was hired in 1997 and 1998 by BankBoston Securities, Inc., in Boston, to perform loan structuring activities in Latin America. He has been a part of Santander Brasil Group since 1999, having served as an executive in corporate sales, treasury, international division, Project Finance and Global Transaction Banking departments. As our Officer, he is responsible for the Global Transaction Banking area. He is also member of the board of directors of Estruturadora Brasileira de Projetos S.A. - EBP.

Mauro Siequeroli. Mr. Siequeroli is Brazilian and was born on March 24, 1957. He holds a degree in Business Administration from Fundação Getúlio Vargas and a specialization degree in Industrial Resources and General Administration also from Fundação Getúlio Vargas. He was Operations Officer of Banco Crefisul S.A. from 1985 to 1994, Operations Officer and subsequently Products Officer of Banco BMC from 1995 to 1998, Operations Officer of Banco Bandeirantes S.A. from 1999 to 2000 and joined Santander Brasil Group in 2001. As one of our Officers, he is responsible for the corporate resources area. He is also Executive Officer of Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros.

Nilton Sergio Silveira Carvalho. Mr. Carvalho is Brazilian and was born on January 1, 1957. He holds a bachelor’s degree in Electric Production Engineering from the Faculdade de Engenharia Industrial. Mr. Carvalho has been engaged in the banking business since 1981. From 1981 to 2005 he worked at Unibanco in several departments. From 2005 to 2008, he served as Operations Officer of Olé Financiamentos. From 2008 to September 2009, he was responsible for the Organization department at Santander. From October 2009 to October 2012 he was responsible for the operations structure of Aymoré. Currently, as an Officer of Santander Brasil, he is responsible for the Operations department, and he is also Executive Officer of Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., Santander Capitalização S.A., Santander Leasing S.A. Arrendamento Mercantil and Evidence Previdência S.A.; member of the board of directors of Tecnologia Bancária S.A. – TECBAN; Deputy Director of Banco RCI Brasil S.A.; and he is a member of the board of directors of Webmotors S.A. and manager of Santander Brasil Administradora de Consórcio Ltda.

Rafael Bello Noya. Mr. Noya is Brazilian and was born on October 19, 1977. He holds a degree in Business Administration from Universidade de São Paulo and from LEAD Program from IE Business School. He started his career in Citibank, in the division of commercial operations and finance, as analyst and negotiator, from 1996 to 2001, when he joined the local and international risk distribution area, with responsibility for the creation and implementation of new products during the period from 2001 to 2003. He then served as senior negotiator, from 2003 to 2005, and then as Superintendent from 2005 to 2007. He joined Santander Brasil in 2007, and was an Assistant Superintendent from 2007 to 2015, with responsibility for customer coverage in the following sectors: real state, logistics, aviation, cellulose and paper, industry, cement, construction and infrastructure, steel, energy, petrochemistry and construction materials. Currently, he is an Officer with responsibility for generating local and international capital markets, risk syndication, projects and acquisitions financing and capital and assets structuring. He is also member of the board of directors of BW Guirapá I S.A.

Ramón Sanchez Díez. Mr. Díez is Spanish and was born on October 29, 1968. He holds a degree in Economics from the Universidad Autónoma de Madrid and has completed an Advanced Management Program at the Wharton School of Business at the University of Pennsylvania. He served as a Financial Analyst and Portfolio Manager for Santander Brasil’s New York branch from 1992 to 1997 and as an Officer for Strategy and Analysis for Latin American banks at Santander in Madrid from 1997 to 2003. He was an Officer for Strategy and Investor Relations for Santander Brasil from 2004 to 2006, Head of Customer Acquisition from 2007 to 2009, was in charge of our retail banking channels (call center, internet, mobile and ATM) from 2009 until 2011 and before his current position was the Head of Retail Commercial Planning and Communication. Mr. Díez was President of the Spanish Chamber of Commerce in Brazil, between 2006 and 2009. As one of our Officers, he is responsible for our Payroll Customers business.

Reginaldo Antonio Ribeiro. Mr. Ribeiro is Brazilian and was born on May 19, 1969. He holds a degree in Economics from the Universidade Estadual de Campinas, an Accounting degree from the Universidade Paulista and an MBA from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI of the Universidade de São Paulo. He served as a manager for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1990 to 2001. He was also a member of the Fiscal Council of Companhia Energética de São Paulo and AES Tietê from 2002 to 2006. As one of our Officers, he is responsible for tax issues, planning strategies and corporate reorganization processes. He is Officer of Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros; Aquanima Brasil Ltda.; Atual Companhia Securitizadora de Créditos Financeiros S.A.; Santander Participações S.A.; Santander Brasil Advisory Services S.A.; and Norchem Participações e Consultoria S.A.

Roberto de Oliveira Campos Neto. Mr. Neto is Brazilian and was born on June 28, 1969. He holds a bachelor’s degree in Economics and a specialization degree in Economics with a focus on Finance from the University of California, Los Angeles (“UCLA”). He worked at Banco Bozano Simonsen from 1996 to 1999, where he served as Operator of Derivatives of Interest and Foreign Exchange (1996), Operator of External Debt (1997), Operator of the Area of Stock Exchanges (1998) and Head of the Area of International Fixed Income (1999). From 2000 to 2003 he served as Head of the International Area and Fixed Income in Santander Brasil. In 2004, he served as Portfolio Manager of Claritas. He joined us in 2005 as Operator and in 2006 he was Head of the Trading Desk. In 2010, he became responsible for the Proprietary Trading and Market Making Local & International. He is currently responsible for our treasury area.

Robson de Souza Rezende. Mr. Rezende is Brazilian and was born on January 24, 1967. He holds a degree in Statistics from Universidade Salgado de Oliveira – RJ. He started his career at Unibanco, where he served between 1985 and 1999 in the Management of the Formation and Development area focused on the Branches of Unibanco and Chief Manager of the Branch Network. Mr. Rezende joined Santander Brasil in 1999. From 1999 to 2003, he served as Human Resources Superintendent. From 2003 to 2008, he served as Regional Superintendent. From 2008 to 2010, he served as Commercial Model Superintendent, a period in which he participated in the Commercial Model Integration of Santander and Banco Real. Currently, he is responsible for the Rio de Janeiro and Espírito Santo branch networks, directly managing approximately 330 branches.

Ronaldo Wagner Rondinelli. Mr. Rondinelli is Brazilian and was born on August 2, 1973. He holds a degree in Economics from FAAP – Fundação Armando Álvares Penteado, and in Business Finance from FIA USP. From 1994 to 1996, he served in Banco Fenícia S.A. as Junior Information Analyst. Between 1996 and 1997, he served in Banco Santos as Analyst of Planning and Control – Managerial Information. In 1997, he served in Banco Real and ABN AMRO Bank as Senior Analyst of Managerial Information. Between 1997 and 1999, he served as Assistant to the Vice-President – Financial Control Coordination in Banco Real and ABN AMRO Bank, where he was responsible for the coordination of the finance areas in several countries of Latin America. Between 1999 and 2000, he served as Latin America Regional Controller for Banco Real and ABN Amro Bank. Between 2000 and 2004, he served as Planning and Control Superintendent at Banco Real and ABN AMRO Bank, where he was responsible for the management of the MIS area, local results reports and Head Office of Banco Real/ABN AMRO. In 2004, he served as Executive Superintendent of Strategic Decisions Support at Banco Real and ABN AMRO Bank, where he was responsible for the management of the areas of Planning, Budget, local Results Reports and Head Office of Banco Real/ABN AMRO. Between 2004 and 2008, he served as Presidency and COMEX Advisory Executive Superintendent in Banco Real and ABN AMRO Bank, where he served as Secretary of the Executive Committee and Executive Board of Officers of Banco Real and Assistant of the Chief Executive Officer of the bank. He joined Santander Brasil in 2008 and served as Executive Superintendent (Aymoré CFI) between 2008 and 2015, with responsibility for the management of the areas of Products, Prices, Segments, Auto Financing at the Branches of Santander Brasil, Planning and Partnerships with automobile manufacturers. Currently, he is responsible for the Universities area and is an Executive Officer of Universia Brasil S.A.

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

Thomas Gregor Ilg. Mr. Ilg is Brazilian and was born on September 12, 1968. He holds a bachelor’s degree in Agricultural Engineering from the Universidade Estadual de Campinas, and a postgraduate diploma in Business Administration from the Fundação Getúlio Vargas. He has been engaged in the financial markets for almost 26 years, including 15 years with Santander Brasil and 10 years with The First National Bank of Boston, where he first joined as a Trainee in the Risks and Business areas. At Santander Brasil he was responsible for the Corporate Banking Business until the beginning of 2007 when he joined our Treasury Division to develop an area designed to distribute derivatives to the Middle Market, Private Banking and Retail Business in general. At the end of 2008 he moved to the Credit Division to manage the Corporate Banking Risk Area, and now, as an Officer, he is responsible for our retail risks function. He is also manager of F. Café Prestadora de Serviços Ltda.

Ulisses Gomes Guimarães. Mr. Guimarães is Brazilian and was born on March 14, 1971. He holds a degree in Mechanical Engineering from ITA – Instituto Tecnológico de Aeronáutica and an Executive MBA in Finance from IBMEC. He started his career as trainee and, then, as an analyst at Citibank from 1994 to 1997. He was manager, then Executive Superintendent at Banco Real/ABN AMRO Bank from 1997 to 2007. Starting in 2007, he was an Officer of Santander Brasil, with responsibility for the Human Resources area from 2007 to 2012. From 2012 to 2015 he served in Santander Spain as Executive Superintendent in the area of compensation and mobility politics. Currently, back to Santander Brasil where he serves as one of our Officers, with responsibility for the implementation of the Finance transformation program.

We have no knowledge of any arrangement or understanding with major shareholders, customers, suppliers or any other person pursuant to which any person was selected as a director or executive officer. None of the members of our board of directors or of our board of executive officers have any family relationships with each other, or with any other members of our senior management.

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

Shareholders at the general shareholders meeting held on April 30, 2015 set compensation for our directors and executive officers at a total of up to R$300 million. The meeting of the board of directors held on January 29, 2015 approved compensation for the audit committee in the amount of R$3 million for a twelve-month period beginning on March 18, 2015. For the above mentioned twelve-month periods, members of our board of directors and executive officers received a total of approximately R$204.8 million and members of our audit committee received a total of approximately R$2.2 million. The total amount of contributions for pension plans of our board of executive officers in 2015 was R$3.4 million.

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

Compensation Plan Overview

We have three programs for long-term compensation: the Deferral Program, the Local Long-Term Incentive Program (the Stock Option Plan, or “SOP” and the Performance Share Plan, or “PSP”) and the Global Long-Term Incentive Program (CRD-IV).

Executive officers and executives in key positions are eligible to participate in these plans. The plans last three years promoting our executive officers and executives’ commitment to our long-term results. Members of the board of directors can participate in these plans only if they are executive officers, otherwise, the board members are not eligible to participate in any of these plans.

Deferral Program

Our deferral program is available to our statutory officers, officers in positions of management and certain other eligible employees. As part of the deferral program compensation, we defer between 40% and 60% of the variable compensation of an employee over a period of three to five years, depending on the employee’s level of responsibility.

Our deferral program aims to (i) align the program with the principles of the Financial Stability Board, or “FSB,” agreed upon at the G20; (ii) align our interests with those of the plan’s participants (to achieve sustainable and recurring growth and profitability of our businesses and to recognize the participants’ contributions); (iii) allow the retention of participants; and (iv) improve our performance and protect the interests of shareholders via a long-term commitment.

Pursuant to Brazilian law, payments made under the deferral program are subject to total or partial cancellation, or claw back, in cases of: (i) our unsatisfactory financial performance (financial results audited lower than defined in our business plan or loss in the period); (ii) failure to comply with internal policies, specially policies for risk management (with the need for reclassification of operations or revision of provisions); (iii) substantial change in our financial condition, unless arising from changes in accounting standards (damages, financial loss); or (iv) significant changes in our share capital or risk profile. If the board of directors deems it necessary, it may also take into account any change in the capital base of the Santander Group.

We renew and update our deferral program every year. As of 2015, we had three plans outstanding: one for each fiscal year: 2013, 2014 and 2015. As of December 31, 2015, we recorded total expenses of R$149,758 million in connection with our Deferral Program compared to total expenses of R$91,908 million in 2014.

Deferral Program – 2013 and 2014

Our 2013 and 2014 deferral programs were divided in two programs:

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

Deferral Program – 2015

Our 2015 deferral program is divided in two programs:

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

As of December 31, 2015, we incurred pro rata daily expenses of R$11,641 million, with respect to the SOP plan and R$7,775 million with respect to the PSP plan. During the period, we recorded a gain under personnel expenses due to fluctuations in the market value of the PSP share plan in the amount of R$1,121 million on a consolidated basis.

Stock Option Plan – SOP

Our Stock Option Plan consists of three-year stock option plans to purchase our Units. The period for exercising the options is within two years of the vesting period. The volume equivalent to 40% of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date. Plan participants must remain with us during the term of the plan in order to be eligible to exercise their options on their corresponding Units.

Incentive Plan Long Term – SOP 2013

On April 29, 2013, our shareholders approved the grant of the SOP 2013 plan, with an exercise period between June 30, 2016 and June 30, 2018. The number of Units exercisable by the participants will be determined according to the TSR. The amount of Units that can be exercised may be reduced if our goals of return on risk-weighted assets, or “RoRWA,” are not achieved based on a yearly comparison between realized and budgeted performance. The options issued under the plan have an option price of R$ 12.84 per Unit. On December 31, 2015, there were outstanding options under the plan corresponding to a maximum of 9,740,216 Units.

Performance Share Plan – PSP

Our PSP consists of share-based compensation, launched in a three-year cycle.

PSP – 2013

On April 29, 2013, our shareholders approved the PSP 2013 plan. Under this compensation plan, participants receive 100% of the plan’s compensation in Units. The percentage of shares determined at the position of TSR may be reduced if our return on Return on Assets Risk-weighted (RoRWA) is not achieved based on a comparison between realized and budgeted performance in each year, as determined by the board of directors. On December 31, 2015, there were 2,512,461 outstanding Units under this plan.

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

TSR Ranking–SOP

SOP 2013(1)
(% of Shares exercisable)
TSR Ranking
1	100%
2	75%
3	50%
4	0%

(1)	The percentage of shares determined at the position of TSR is subject to reduction in accordance with the implementation of the reduction of Return on Risk-weighted Assets (RoRWA).

TSR Ranking – PSP

PSP 2013(1)
TSR Ranking
1	100%
2	75%
3	50%
4	0%

(1)	The percentage of shares determined at the position of TSR is subject to reduction in accordance with the implementation of the reduction of Return on Risk-weighted Assets (RoRWA).

Method of Assessment - SOP

SOP 2013
Method of Assessment	Binomial
Volatility	57.37%
Dividend Rate	5.43%
Period of Vesting	2.72 years
Average Exercise Period	3.72 years
Risk-Free Rate	11.18%
Likelihood of Occurrence	43.11%
Fair Value for Stock	R$7.19

Method of Assessment – PSP

PSP 2013
Method of Assessment	Binomial
Volatility	40.00%
Likelihood of Occurrence	60.27%
Risk-Free Rate	11.80%

Global Long-Term Incentive Program

In 2014, a long-term incentive plan was created for the overall group of executives included in the Collective Identified (“Global Plan CRDIV”). The indicator is used to measure the achievement of targets which will form a basis for comparison of the Total Shareholder Return (“TSR”) of the Santander Group with the TSR of the top 15 global competitors.

The indicator is calculated in two stages: initially for program verification (2015) and subsequently in the annual payment of each installment (2015, 2016 and 2017).

For program verification purposes, the established achievement threshold is such that for 100% of the plan to be applied, it is necessary that the Santander Group be positioned above the average of global competitors, as shown below. This measurement will be performed considering the TSR between January and December 2014.

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

Each executive has a target in reais. If the relevant targets are achieved, the target will be converted to shares of Santander Group and awarded in installments in the years 2016, 2017 and 2018, with a lock up of one year after each delivery.

In 2015, there were pro rata daily expenses of R$6,760 million for costs on the respective dates of the cycles of the global program. Expenses related to the plans are recognized against other liabilities – provision for share-based payments.

Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

Pension and Retirement Benefits

Members of our board of directors and our executive officers may enroll in our retirement plan, Santander Previ, while they are affiliated with Santander Brasil. For further information on Santander Previ, please see “—D. Employees.”

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

The current Executive Officers were elected at the board of directors meetings held on May 28, 2015, August 26, 2015, December 7, 2015 and January 26, 2016, with terms of office until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2017.

The board of directors meets regularly nine times a year and extraordinarily as often as required. The Executive Officers meet as often as required by the Chief Executive Officer or by the Executive Officer designated by him.

On January 26, 2016, our board of directors approved its Code of Regulations. Shareholders may access such code on the websites www.santander.com.br/ri and www.santander.com.br/acionistas, in the section entitled “Corporate Governance – Management – Regulations of the Board of Directors”.

Fiscal Council

According to Brazilian Corporate Law, the adoption of a permanent fiscal council by us as a publicly held company is voluntary. Our By-Laws provide for a nonpermanent fiscal council, which can be installed at the request of shareholders representing at least one-tenth of the voting shares or five percent of the nonvoting shares. Currently our fiscal council is not installed. The fiscal council is an independent body elected by shareholders to supervise the activities of managers and independent auditors. The responsibilities of the fiscal council are established by Brazilian Corporate Law and include oversight of management’s compliance with laws and By-Laws, the issuance of a report on the company’s annual and quarterly reports, certain matters submitted for shareholders’ approval, calling of shareholders’ meetings in some cases and reporting on specific matters arising at those meetings.

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

Our audit committee is composed of three to six members, elected by our board of directors, among persons, members of the board of directors and others, who meet all statutory and regulatory requirements for the exercise of their office, including any requirements to ensure their independent judgment who shall serve for a one-year term and may be reelected pursuant to applicable legislation for up to four consecutive times to a maximum five-year term of office. One of the members shall be designated as the audit committee’s coordinator, and at least one member must have proven knowledge in the areas of accounting and auditing (financial expert).

Our audit committee has as its main functions:

•	to advise the board of directors on the engagement or replacement of the external auditor;

•	to assess the quality of the financial statements, the senior management reports, the explanatory notes and the independent auditor’s report, as well as other material financial information disclosed and sent to the regulatory bodies;

•	to evaluate the effectiveness of the independent and internal audits, including in regard to compliance with normative provisions applicable to us, in addition to internal regulation and codes;

•	to evaluate the fulfillment by our management of the recommendations made by the external or internal auditors;

•	to prepare, at the end of the six-month period ended on June 30 and December 31 every year, the report of the audit committee, meeting the applicable legal and regulatory provisions; and

•	to receive and review the reports required by the regulatory bodies concerning the activities of the ombudsman, on the base dates of June 30 and December 31 or when a material event is identified.

The current members of the audit committee are Luiz Carlos Nannini, who acts as financial expert and Elidie Palma Bifano, Celso Clemente Giacometti and René Luiz Grande, who each act as coordinator. Our audit committee meets twice a month.

Set forth below are the biographies of the members of our audit committee:

René Luiz Grande. Mr. Grande is Brazilian and was born on April 19, 1953. He holds a degree in Economics from Pontificia Universidade Católica de São Paulo, and a specialization degree in National Financial System from Fundação Instituto de Administração. He was an employee of the Brazilian Central Bank, qualified by the public examination since June, 1975, and worked in the Supervision and Inspection Department of the National Financial System. During his career in the Brazilian Central Bank he served as an analyst from 1975 to 1978; technical assistant from 1978 to 1989; inspection supervisor from 1989 to 1999; head of the Banking Supervisory and Technical Department from 1999 to 2003, and deputy head of the Banking Supervisory and Financial Conglomerates Department from 2003 to 2011. Before working with the Brazilian Central Bank, he occupied the position of head of Human Resources with the Companhia Brasileira de Embalagens Metálicas BRASILATA from 1973 to 1975. Currently, Mr. Grande serves as Coordinator of the Audit Committee and is a member of the Risk Committee of Santander Brasil.

Elidie Palma Bifano. Mrs. Bifano is Brazilian and was born on May 16, 1947. She holds a bachelor’s degree in Law and Social Sciences from the Faculdade de Direito da Universidade de São Paulo. She holds a specialization degree in Tax Law from Universidade de São Paulo and Pontifícia Universidade Católica de São Paulo and a Master’s Degree and a Doctorate in Tax Law from Pontifícia Universidade Católica de São Paulo. From 1974 to 2012 she worked at PricewaterhouseCoopers, where she served as a partner in the tax advisory department for more than 20 years. In June 2012, she became a partner at Mariz Oliveira e Siqueira Campos Advogados. She is also a professor of postgraduate studies at Universidade de São Paulo, Pontifícia Universidade Católica, Fundação Getúlio Vargas, Instituto Brasileiro de Estudos Tributários and Instituto Brasileiro de Direito Tributário, or “IBDT.” For more than 18 years she has been serving as Chief Financial Officer of the Brazil-Canada Chamber of Commerce. She is also a member of the IBDT’s Council and the International Tax Law Magazine’s Editorial Council, at Quartier Latin Publishing. She has been a member of the Audit Committee of Santander Brasil since 2012.

Luiz Carlos Nannini. Mr. Nannini is Brazilian and was born on January 2, 1960. He holds a degree in Accounting Sciences, with several specialization courses in Brazil and abroad, including a leadership course at Harvard. He has more than 30 years of experience in the conduct of independent audit services, including: the preparation of financial statements in accordance with IFRS and U.S. GAAP; due diligence; implementation of internal controls (including IT); corporate restructuring; tax planning and affairs; and participation in advisory councils in Brazil, the U.S. and globally.

Celso Clemente Giacometti. See “—Members of the Board of Directors”.

Compensation Committee

In compliance with regulations issued by the Brazilian Central Bank (specifically, CMN Resolution No. 3,921/2010 of November 25, 2010), on February 7, 2012 our shareholders established the compensation and nomination committee in our by-laws, which also acts as the compensation and nomination committee for certain of our affiliates and subsidiaries.

Our compensation committee is composed of three to five members, appointed by the board of directors from among persons who meet all statutory and regulatory requirements for the exercise of their office. At least one of the members cannot be an executive officer and the others may or may not be members of our board of directors, and at least two members shall be independent, pursuant to paragraph 3 of article 14, of our By-Laws. The compensation committee shall have in its composition qualified members with the experience required for the competent and independent judgment about our internal compensation policy and the repercussion of this internal compensation policy on the risk management. Such persons shall serve for a term of two years and may be reelected for up to four consecutive times, pursuant to applicable legislation.

Our compensation committee has as its main functions:

•	develop internal compensation policies applicable to our executive officers and makes proposals to our board of directors regarding policies for variable and fixed compensation, benefits, and special programs for recruiting and terminations;

•	to supervise the implementation and coming into operation of the compensation policy for Banco Santander’s management;

•	to propose to the board of directors the aggregate compensation of the Executive Officers and members of the audit committee to be submitted to the general meeting, pursuant to Article 152 of Brazilian Corporate Law;

•	to analyze our internal officer and board compensation policies and procedures in comparison with market practice, and recommends changes to align our policies with market practice if significant differences from market practice are identified;

•	to prepare annually, within ninety days as from December 31 of each year, the compensation committee report, in accordance with applicable statutory and regulatory provisions; and

•	to ensure that the internal officer compensation policy is compatible with our risk management rules, with performance targets and with our current and expected financial condition, and pursuant to the applicable regulatory provisions and regulations published by the Brazilian Central Bank.

The current members of the compensation committee are Álvaro Antonio Cardoso de Souza (who acts as coordinator), Eduardo Nunes Gianini and Marilia Artimonte Rocca, with term of office until the first board of directors meeting occurring after the ordinary shareholders meeting to be held on 2017.

Set forth below are the biographies of the members of our compensation committee:

Álvaro Antonio Cardoso de Souza. See “Members of the Board of Directors”.

Marilia Artimonte Rocca. See “Members of the Board of Directors”.

Eduardo Nunes Gianini. Mr. Gianini is Brazilian and holds a bachelor’s degree in Sociology and Politics from Fundação Escola de Sociologia e Política de São Paulo. He has been engaged as executive and consultant in matters related to human resources management for more than 30 years. He started his career at Serprofit Ltda., a company which provided outsourcing services between 1970 and 1979. From 1979 to 1990 he was Human Resources Manager and Total Quality Manager at Union Carbide do Brasil S.A. He was a Partner at Hays do Brasil Consultores Ltda., where he served from 1991 to 2009. Currently he is a Partner officer of Gobbet & Gianini Consultores Ltda., with expertise in executive compensation and organizational development.

Risk Committee

The risk committee is a consultative body, which has the responsibility of advising our board of directors on subjects related to the policies, operational directions and methodologies of capital allocation, risk management and exposure edges, according to the applicable law.

The risk committee is composed of three to five members, and at least two of these members must be independent. The term of office is of two years, re-election permitted, and the members may be removed at any time. The risk committee meetings are held at least four times a year or when extraordinarily convened by its coordinator.

The current members of the risk committee are Álvaro Antônio Cardoso de Souza (who acts as coordinator); Conrado Engel, Jesús Maria Zabalza Lotina and René Luiz Grande, with term of office until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2017.

Álvaro Antônio Cardoso de Souza. See “Member of the Board of Directors”.

Conrado Engel. See “Member of the Board of Directors”.

Jesús Maria Zabalza Lotina. See “Members of the Board of Directors”.

René Luiz Grande. See “Audit Committee”.

Nomination, Governance and Compliance Committee

The nomination, governance and compliance committee is a consultative body which is responsible for advising the board of directors on subjects related to the nomination, governance and compliance practices that enhance the management of Santander Brasil, regarding the transparency and the monitoring of the compliance functions of the company.

The committee is composed of three to five members, and at least two of these members must be independent. The term of office is of two years, re-election permitted, and the members may be removed at any time. The committee meetings are held at least four times a year or when extraordinarily convened by its coordinator.

The current members of the nomination, governance and compliance committee are Jesús Maria Zabalza Lotina (who acts as coordinator), Celso Clemente Giacometti and Marilia Artimonte Rocca, with term of office until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2017.

Jesús Maria Zabalza Lotina. See “—Members of the Board of Directors”.

Celso Clemente Giacometti. See “—Members of the Board of Directors”.

Marilia Artimonte Rocca. See “—Members of the Board of Directors”.

Sustainability and Society Committee

The sustainability and society committee is a consultative body which is responsible for advising the board of directors on subjects relating to social and sustainable development issues, including the promotion of sustainable development and other social initiatives.

The committee is composed of three to five members, and at least two of these members must be independent. The term of office is of two years, re-election permitted, and the members may be removed at any time. The committee meetings are held at least four times a year or when extraordinarily convened by its coordinator.

The current members of the sustainability and society committee are Jesús Maria Zabalza Lotina (who also acts as coordinator), Gilberto Mifano, José Luciano Duarte Penido and Viviane Senna Lalli, with term of office until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2017.

Jesús Maria Zabalza Lotina. See “—Members of the Board of Directors”.

Viviane Senna Lalli. See “—Members of the Board of Directors”.

Gilberto Mifano. Mr. Mifano is Brazilian and was born on November 11, 1949. He has a degree in Business Administration, from the School of Business Administration of São Paulo of Fundação Getúlio Vargas. He is Independent Director of Cielo S.A. and Ambar S.A., and he is an independent member of TOTVS’s Audit Committee. He is also external consultant of the audit committee, Risk Management and Finance of Natura S.A. and partner counselor of PRAGMA Patrimônio Ltda. From 2006 to 2012 he was a Director, Vice-Chairman and Chairman of the board of directors of IBGC – Brazilian Institute of Corporate Governance. From 1994 to 2008, he was General Officer of BOVESPA – Bolsa de Valores de São Paulo and CBLC – Brazilian Clearing and Depository Company. During this period he was responsible, among other functions, for the creation of the New Market, the integration of the Brazilian stock exchanges, demutualization and IPO of BOVESPA. He then organized the merger of BOVESPA and BM&F when he was elected as the first Chairman of BM&FBOVESPA. At international level, for about eight years, he was part of the Executive Committees of WFE – World Federation of Exchanges and FIAB – Ibero-American Federation of Exchanges. Previously, he was executive and officer in banks and financial companies in Brazil in the areas of credit, planning, products and marketing.

José Luciano Duarte Penido. Mr. Penido is Brazilian and was born on March 8, 1948. He holds a degree in Mining Engineering from the School of Engineering of the Federal University of Minas Gerais. He began his career in ICOMI – Indústria e Comércio de Minérios, at a manganese mine in the Serra do Navio in the Brazilian state of Amapá, where he worked until August 1973. From September 1973 to 1988 he worked at SAMITRI, a mining company of the Belgo Mineira Group, responsible for several managerial functions of mineral research, mining and industrial projects. From 1989 to 2003 he worked at SAMARCO, where he served as Development Officer and as Chief Executive Officer for 12 years. From 2004 to 2009 he was Chief Executive Officer of VCP – Votorantim Celulose e Papel. Since 2009, he has chaired the board of directors of FIBRIA. Mr. Penido is also an independent member of the board of directors of COPERSUCAR, Química Amparo YPÊ, where he also coordinates the Personnel and Compensation Committees. Since January 2014 he has been a member of the Executive Committee of the WBCSD – World Business Council for Sustainable Development. In their socio-environmental activities, he is a member of the Council for Economic and Social Development of the Presidency of the Republic, the Council for Economic and Social Development of Bahia, Chairman of the Deliberative Council of the Ecological Corridor Association of Vale do Paraiba, and he is also a counselor founder of the NGO Citizen Network.

Executive Committee

The Chief Executive Officer, Senior Vice President Executive Officers and Vice President Executive Officers make up the executive committee which examines policies for business management, operational support, human resources and capital allocation. It also deliberates on the main technological, infrastructure and services projects.

Disclosure Committee

The disclosure committee is an executive body which advises the company on communications with external and internal audiences, including material facts, notices to the market, notices to shareholders, resolutions of the board of directors, internal communications, press enquires and press releases. The committee consists of four members: the Investor Relations Officer, who acts at its Chairman, the Executive Vice President responsible for corporate affairs, the Executive Vice President responsible for Brand, Marketing, Communication, Interactivity and Sustainability; and the Officer Responsible for Investor Relations.

6D. Employees

On December 31, 2015, we had 50,024 full-time, permanent employees. The following table presents the breakdown of our full-time, permanent employees at the date indicated.

	As of December 31,
	2015	2014	2013
Administrative employees	9,884	8,976	6,776
Commercial areas employees	40,140	40,333	42,845
Total	50,024	49,309	49,621

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

We also offer our employees a defined contribution pension plan where employees can choose to contribute part of their wages and to which we can also make contributions on behalf of such employees. This plan provides retirement benefits, and disability and death benefits. Santander Previ is the only pension plan currently open for new membership. Most of our current employees are registered with the SantanderPrevi plan. As of December 31, 2015, 43,099 participants were enrolled in that plan, making the total amount under management approximately R$2.6 billion. For additional information on our pension plans, see note 21 to our audited consolidated financial statements.

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

6E. Share Ownership

The following table provides the names of our directors and executive officers who owned shares of Santander Brasil as of December 31, 2015.

Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Amancio Acurcio Gouveia	45,123	(1)	45,123	(1)	(1)
Ana Paula Nader Alfaya	21,810	(1)	21,811	(1)	(1)
Angel Santodomingo Martell	35,135	(1)	35,135	(1)	(1)
Antonio Pardo de Santayana Montes	51,602	(1)	51,602	(1)	(1)
Carlos Rey de Vicente	39,903	(1)	39,903	(1)	(1)
Cassio Schmitt	46,920	(1)	46,920	(1)	(1)
Cassius Schymura	27,820	(1)	27,820	(1)	(1)
Celso Clemente Giacometti	1	(1)	0	(1)	(1)
Conrado Engel	237,288	(1)	237,288	(1)	(1)
Ede Ilson Viani	53,463	(1)	53,463	(1)	(1)
Felipe Pires Guerra de Carvalho	173,024	(1)	173,024	(1)	(1)
Flavio Tavares Valadão	88,438	(1)	88,438	(1)	(1)
Gilberto Duarte de Abreu Filho	77,098	(1)	77,098	(1)	(1)
Jamil Habibe Hannouche	50,848	(2)	50,848	(1)	(1)
Javier Rodriguez De Colmenares Alvarez	25,874	(1)	25,874	(1)	(1)
Jean Pierre Dupui	48,304	(1)	48,304	(1)	(1)
Jesus Maria Zabalza Lotina	271,323	(1)	271,323	(1)	(1)
João Guilherme de Andrade So Consiglio	198,674	(1)	198,674	(1)	(1)
Jose Alberto Zamorano Hernandez	43,017	(1)	43,017	(1)	(1)
José Antonio Alvarez Alvarez	1	(1)	0	(1)	(1)
José de Paiva Ferreira	117,791	(1)	117,790	(1)	(1)
José Roberto Machado Filho	69,317	(1)	69,317	(1)	(1)
Juan Sebastian Moreno Blanco	57,722	(1)	57,722	(1)	(1)
Luiz Felipe Taunay Ferreira	40,228	(1)	40,228	(1)	(1)
Luiz Masagao Ribeiro Filho	28,959	(1)	28,959	(1)	(1)
Manoel Marcos Madureira	43,326	(1)	43,326	(1)	(1)
Mara Regina Lima Alves Garcia	24,374	(1)	24,374	(1)	(1)
Marcelo Zerbinatti	22,639	(1)	22,639	(1)	(1)
Marcio Aurelio de Nobrega	56,764	(1)	56,764	(1)	(1)
Maria Eugênia Andrade Lopez Santos	104,133	(1)	104,133	(1)	(1)
Mario Adolfo Libert Westphalen	16,885	(1)	16,885	(1)	(1)
Mauro Cavalcanti de Albuquerque	28,613	(1)	28,613	(1)	(1)
Mauro Siequeroli	23,703	(1)	23,703	(1)	(1)
Nilton Sergio Silveira Carvalho	20,253	(1)	20,253	(1)	(1)
Rafael Bello Noya	32,472	(1)	32,472	(1)	(1)
Ramón Sanchez Díez	38,633	(1)	38,633	(1)	(1)
Reginaldo Antonio Ribeiro	47,681	(1)	47,681	(1)	(1)
Roberto de Oliveira Campos Neto	217,718	(1)	217,718	(1)	(1)
Ronaldo Yassuyuki Morimoto	76,454	(2)	76,454	(1)	(1)
Sergio Gonçalves	19,737	(1)	19,737	(1)	(1)
Sérgio Antônio Borrielo	32,621	(2)	32,621	(1)	(1)
Thomas Gregor ILG	27,987	(1)	27,987	(1)	(1)
Ulisses Gomes Guimarães	67	(1)	67	(1)	(1)
Vanessa de Souza Lobato Barbosa	34,801	(1)	34,801	(1)	(1)
Viviane Senna Lalli	1	(1)	0	(1)	(1)
Employees	3,066,192	0.08%	3,087,554	0.08%	0.08%
Total	5,784,737		5,806,096

(1)	Owns less than 0.01%.

(2)	No longer an officer.

Shares held by members of our board of directors and our officers do not have special voting rights in relation to shares held by our other shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

As of December 31, 2015, Santander Spain directly and indirectly through its subsidiaries, Grupo Empresarial Santander, S.L., Sterrebeeck B.V. and Santander Insurance Holding, S.L., owned approximately 88.8% of our total capital stock (not including the shares held by Banco Madesant - Sociedade Unipessoal).

The following table presents the beneficial ownership of our common and preferred shares as of December 31, 2015.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Total Shares (thousands)	Percentage of Total Share Capital
	(in thousands, except percentages)
Grupo Empresarial Santander SL	1,107,673	28.76%	1,019,645	27.47%	2,127,318	28.13%
Sterrebeeck (5)	1,809,583	46.99%	1,733,644	46.70%	3,543,227	46.85%
Santander Insurance Holding SL	3,758	0.10%	179	0.00%	3,937	0.05%
Banco Santander, S.A.	518,207	13.46%	519,089	13.98%	1,037,296	13.72%
Qatar Holding LLC (2)	207,812	5.40%	207,812	5.60%	415,624	5.50%
Employees (3)	5,785	0.15%	5,806	0.16%	11,591	0.15%
Other minority shareholders (4)	177,936	4.62%	205,720	5.54%	383,656	5.07%
Total Outstanding Shares	3,830,754	99.47%	3,691,895	99.46%	7,552,649	99.47%
Treasury Shares (1)	20,218	0.56%	20,218	0.54%	40,435	0.53%
Total	3,850,972	100.00%	3,712,113	100.00%	7,563,085	100.00%

(1)	On December 14, 2015, our shareholders approved the cancellation of 37,757,908 treasury shares (18,878,954 common shares and 29,878,954 preferred shares), with no consequent reduction in our capital stock.

(2)	The information provided is as of December 31, 2014, the date of the last available Schedule 13.G Form filed by Qatar Holding LLC with the SEC.

(3)	Includes members of senior management. See “—E. Share Ownership.”

(4)	Includes 950 common shares, 950 preferred shares and a total of 1,900 shares held by Banco Madesant - Sociedade Unipessoal, an affiliate of Santander Spain engaged in trading activities.

(5)	An affiliate within the Santander Group.

The total number of ADRs held by U.S. investors as of December 31, 2015, is 38,883,222, not including individuals and legal entities with portfolios of less than U.S.$100 million, information to which we do not have access.

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

During 2012 and 2013, Grupo Empresarial Santander, S.L. and Santander Spain performed a series of ADR sale transactions. As a result Santander Spain, directly or indirectly, held as of December 31, 2013 approximately 75.68% of our voting capital stock and approximately 74.86% of our total capital stock and our free float was approximately 24.61% of the total stock.

On April 29, 2014, Santander Spain, our indirect controlling shareholder, announced its intention to launch the Brazilian Exchange Offer and the U.S. Exchange Offer to acquire up to all of our shares that were not held by the Santander Group, which represented approximately 25% of our share capital, with payment in BDRs or ADRs representative of Santander Spain’s common shares.

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

On December 14, 2015, our shareholders approved the cancellation of 37,757,908 shares held in treasury, representing 18,878,954 common shares and 18,878,954 preferred shares. Such treasury shares corresponded, as of that date, to approximately 53.9% of the totality of the shares then held in treasury. As a result, as of December 31, 2015, we held 40,435,466 shares in treasury, of which 20,217,733 were common shares and 20,217,733 were preferred shares.

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

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders. See “Item 10. Additional Information—B. By-Laws—Rights of Common Shares and Preferred Shares”.

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

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with our subsidiaries and affiliates and those of the Santander Group. We have credit lines outstanding with the Santander Group and its affiliated financial institutions around the world. As of December 31, 2015, borrowings and deposits from the Santander Group represented approximately 2.4% of our total funding. In addition, from time to time, we enter into certain transactions with the Santander Group and other related parties for the provision of advisory and advertising services. Such transactions are conducted at arm’s-length, based on terms that would have been applied for transactions with third parties.

The transactions and remuneration of services with related parties are made in the ordinary course of business on an arms’ length basis under similar conditions, including interest rates, terms and guarantees, and involve no greater risk than transactions with unrelated parties carried out in the ordinary course and have no other disadvantages. The following discussion describes all of our material related party transactions.

On December 17, 2013, we concluded the sale of our asset management business to an affiliate of Santander Spain, by way of disposal of all shares of Santander Brasil Asset. The sales price was R$2,243 million, generating a post-tax capital gain of R$1,205 million (after deducting costs). See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operations—Sale of the Investment Fund Management and Managed Portfolio Operations”.

Information Technology Platform

We enter into certain agreements with some affiliates of the Santander Group (Ingeniería de Software Bancário S.L. (Spain), ISBAN S.A. (Chile), Produban Servicios Informáticos Generales S.L. (Spain), ISBAN S.A. (Brazil) and Produban Serviços de Informática S.A. (Brazil)) for the outsourcing of certain products and services relating to our information technology platform, including software development, hosting and information processing. We believe the provisions of these services are provided on an arm’s-length basis with terms substantially similar to those available from other providers in the market. In 2015 and 2014, Santander Group affiliates received approximately R$729 million and R$676 million, respectively, for the products and outsourcing provided above. In addition, these affiliates are responsible for managing all third party technology contracts. See “Item 4. Company Information – B. General Business Vision – Technology and Infrastructure”.

Procurement Services

We have entered into agreements with Aquanima Brasil Ltda., an affiliate of the Santander Group, which offers procurement services (sourcing, e-procurement, outsourcing and consultancy) to Santander Brasil. Volume aggregation between Santander Brasil and other client companies allow for joint purchases for groups of different clients. The agreements entered into with Aquanima Brasil Ltda. were on an arm’s-length basis. We paid Aquanima Brasil Ltda. approximately R$24 million in 2015 and 2014.

Other Related Party Transactions

From time to time, we engage in lending and borrowing transactions to fund our operations and other miscellaneous transactions with various companies of the Santander Group, in compliance with restrictions on loans or advances imposed by Brazilian law. The following table shows the balances owed to us by such companies (assets) at each of December 31, 2015 and December 31, 2014 and the amounts owed by us to such companies (liabilities) at the same dates. The table also sets forth amounts received (income) or paid (expenses) to such companies for the year ended December 31, 2015 and December 31, 2014. All such transactions with Santander Group companies were conducted on an arm’s-length basis with terms substantially similar to those available from other providers in the market.

	As of December 31, 2015			As of December 31, 2014
	Parent(1)	Jointly-controlled companies	Other Related Party(2)	Parent(1)	Jointly-controlled companies	Other Related Party(2)
	(in thousands of R$)
Assets	23,245,276	954,190	805,572	11,033,229	1,880,176	546,856
Trading derivatives, net	(265,491)	—	(536,215)	(98,286)	—	(87,161)
Santander Spain	(265,491)	—	—	(98,286)	—	—
Santander Benelux, S.A., N.V.	—	—	—	—	—	381,956
Abbey National Treasury Services Plc	—	—	(156,976)	—	—	(871)
Real Fundo de Investimento Multimercado Santillana Crédito Privado	—	—	(379,239)	—	—	(468,246)

	As of December 31, 2015			As of December 31, 2014
	Parent(1)	Jointly-controlled companies	Other Related Party(2)	Parent(1)	Jointly-controlled companies	Other Related Party(2)
	(in thousands of R$)
Loans and amounts due from credit institutions–Cash and overnight operations in foreign currency	23,248,821	—	136,634	10,913,872	—	2,787
Santander Spain(3()(5)	23,248,821	—	—	10,913,872	—	—
Banco Santander Totta, S.A.	—	—	1,303	—	—	2,787
Abbey National Treasury Services Plc	—	—	135,165	—	—	—
Bank Zachodni.	—	—	101	—	—	—
Banco Santander, S.A. – México	—	—	65	—	—	—
Loans and other values with customers	—	11,112	1,205,153	—	10,340	631,149
Zurich Santander Brasil Seguros S.A.	—	—	753,581	—	—	630,694
Webmotors S.A.	—	11,112	—	—	10,340	—
Santander Brasil Gestão de Recursos Ltda.	—	—	186	—	—	455
BW Guirapá I S.A.	—	—	451,386	—	—	—
Loans and amounts due from credit institutions(1)	26,414	940,236	—	11,900	1,867,750	81
Santander Spain	26,414	—	—	11,900	—	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	939,861	—	—	1,867,138	—
Companhia de Arrendamento Mercantil RCI Brasil	—	375	—	—	612	—
Real Fundo de Investimento Multimercado Santillana Credito Privado	—	—	—	—	—	81
Other Assets	235,532	2,842	—	205,743	2,086	—
Santander Spain	235,532	—	—	205,743	—	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	2,276	—	—	2,086	—
Companhia de Arrendamento Mercantil RCI Brasil	—	566	—	—	—	—
Liabilities	(12,155,786)	(255,330)	(937,572)	(7,375,101)	(161,871)	(612,659)
Deposits from credit institutions	(219,037)	(37,796)	(650,620)	(416,969)	(19,186)	(286,348)
Santander Spain(4)	(219,037)	—	—	(416,969)	—	—
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	—	—	(12,360)	—	—	(16,472)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	(31,656)	—	—	(15,699)	—
Real Fundo de Investimento Multimercado Santillana Credito Privado	—	—	(616,399)	—	—	(261,865)
Banco Santander, S.A. – Uruguay	—	—	(20,533)	—	—	(7,741)
Companhia de Arrendamento Mercantil RCI Brasil	—	(6,140)	—	—	(3,487)	—
Others —	—	—	(1,328)	—	—	—
Marketable debt securities	(12,416)	—	—	(6,082)	—	—
Santander Spain (6)	(12,416)	—	—	(6,082)	—	—
Customer Deposits	—	(217,534)	(285,870)	—	(142,685)	(271,753)
ISBAN Brasil S.A	—	—	(43,842)	—	—	(70,449)
Santander Securities Services Brasil DTVM S.A.	—	—	(679)	—	—	—
Produban Serviços de Informática S.A.	—	—	(29,993)	—	—	(41,646)
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	(109,506)	—	—	(49,526)
Santander Brasil Gestão de Recursos Ltda.	—	—	(72,182)	—	—	(89,830)
Webmotors S.A.	—	(217,534)	—	—	(142,685)	—
Others	—	—	(29,668)	—	—	(20,302)
Other liabilities – Dividends and Bonuses Payable	(2,488,510)	—	(705)	(538,636)	—	(47,271)
Santander Spain	(385,067)	—	—	(25,084)	—	—
Grupo Empresarial Santander S.L.(1)	(788,119)	—	—	(134,413)	—	—
Santander Insurance Holding S.L.	(1,398)	—	—	(403)	—
Sterrebeeck B.V.(1)	(1,313,926)	—	—	(378,736)	—	—
Banco Madesant – Sociedade Unipessoal S.A.	—	—	(705)	—	—	(55)
Santusa Holding, S.L.	—	—	-	—	—	(47,216)

	As of December 31, 2015			As of December 31, 2014
	Parent(1)	Jointly-controlled companies	Other Related Party(2)	Parent(1)	Jointly-controlled companies	Other Related Party(2)
	(in thousands of R$)
Other payables	—	—	(377)	(7,719)	—	(7,287)
Santander Spain				(7,719)	—	—
Produban Serviços de Informática S.A.	—	—	—	—	—	(441)
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	—	—	—	(35)
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	—	—	(68)	—	—	(6,811)
ISBAN Brasil S.A	—	—	(309)	—	—	—
Debt Instruments Eligible Capital	(9,435,823)	—	—	(6,405,695)	—	—
Santander Spain (2)(7)	(9,435,823)	—	—	(6,405,695)	—	—

(*)	All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1)	Santander Brasil is indirectly controlled by Santander Spain and, through its subsidiaries Grupo Empresarial Santander, S.L. Sterrebeeck B.V. and Santander Insurance Holding, S.L.

(2)	Refers to the subsidiaries of Santander Spain.

(3)	In December 31, 2015, refers to the cash of R$1,866,683 (2014 – R$410,193 and 2013 - R$188,449).

(4)	As of December 31, 2015, refers to raising funds through international financing amounting to R$219,037 (2014 – R$416,969 and 2013 - R$130,451, with maturity until October 2018 and interest between 0.56% and 14.03% p.a.).

(5)	On December 30, 2015, refers to investments in foreign currency maturing on January 4, 2016, amounting to R$20,699,539 and with interest of up to 0.17 % p.a. (2014 – R$ 10,663,319 and 2013 - R$10,438,660 maturing on January 2, 2014 and interest 0.17% p.a.).

(6)	Refers to issuances of Eurobonds of Santander Brasil and its Grand Cayman Branch, maturing between January 16, 2016 and February 13, 2017 and interest between 3.152% p.a. and 4.625% p.a.

(7)	Refers to the portion acquired by the controlling shareholder with the PR Optimization Plan held in the first half of 2014.

	As of December 31, 2015			As of December 31, 2014
	Parent(1)	Joint-controlled companies	Other Related–Party(2)	Parent(1)	Joint–controlled companies	Other Related–Party(2)
	(in thousands of R$)
Income	(761,189)	189,182	2,509,524	(1,165,021)	147,917	1,178,208
Interest and similar income—Loans and amounts due from credit institutions	31,930	163,684	104	11,523	117,531	9
Santander Spain	31,930	—	—	11,523	—	—
Abbey National Treasury Services Plc	—	—	104	—	—	5
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	163,684	—	—	117,531	—
Santander Benelux, S.A., N.V.	—	—	—	—	—	4
Interest expenses and similar charges—Deposits from customers	—	(25,330)	(28,508)	—	(14,187)	(20,064)
ISBAN Brasil S.A	—	—	(7,841)	—	—	(7,342)
Produban Serviços de Informática S.A.	—	—	(3,752)	—	—	(3,075)
Webmotors S.A	—	(25,330)	—	—	(14,187)	—
Santander Brasil Gestão de Recursos Ltda.	—	—	(14,302)	—	—	(8,528)
Others	—	—	(2,613)	—	—	(1,119)
Interest expenses and similar charges—Deposits from credit institutions	(311)	(1,447)	(89,636)	(125)	(5,669)	(62,396)
Santander Spain	(311)	—	—	(125)	—	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	(1,447)	—	—	(5,669)	—
Real Fundo de Investimento Multimercado Santillana Credito Privado	—	—	(15,584)	—	—	(51,313)
Santander Securities Services Brasil DTVM S.A.	—	—	(71,939)	—	—	-
Santander Asset Management, S.A. SGIIC	—	—	(2,113)	—	—	(11,083)
Interest expenses and similar charges—Securities	—	—	—	(364)	—	—
Santander Spain	—	—	—	(364)	—	—

	As of December 31, 2015			As of December 31, 2014
	Parent(1)	Joint-controlled companies	Other Related–Party(2)	Parent(1)	Joint–controlled companies	Other Related–Party(2)
	(in thousands of R$)
Fee and commission income (expense)	(8,022)	21,376	1,889,138	(40,549)	27,704	1,708,494
Santander Spain	(8,022)	—	—	—	—	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	16,579	—	—	21,899	—
Companhia de Arrendamento Mercantil RCI Brasil	—	3,863	—	—	4,038	—
Banco Santander Internacional	—	—	8,804	—	4,038	—
Santander Spain	—	—	—	(40,549)	—	—
Webmotors S.A.	—	934	—	—	1,767	—
Zurich Santander Brasil Seguros S.A.	—	—	248,824	—	—	36,799
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	1,626,288	—	—	1,668,597
Others	—	—	5,222	—	—	3,098
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	(406,523)	30,899	953,678	(786,665)	22,538	477,107
Santander Spain	(406,523)	—	—	(786,665)	—	—
Santander Benelux, S.A., N.V.	—	—	424,182	—	—	473,512
Real Fundo de Investimento Multimercado Santillana Crédito Privado	—	—	602,557	—	—	(15,355)
Abbey National Beta Investments Limited	—	—	(88,881)	—	—	16,117
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	30,899	—	—	22,538	—
Others	—	—	15,820	—	—	2,833
Administrative expenses and amortization	—	—	(982,135)	—	—	(903,073)
ISBAN Brasil S.A.	—	—	(406,662)	—	—	(396,611)
Produban Serviços de Informática S.A.	—	—	(205,137)	—	—	(213,703)
ISBAN Chile S.A.	—	—	(1,024)	—	—	(2,461)
Ingeniería de Software Bancario, S.L.	—	—	(57,293)	—	—	(49,783)
Produban Servicios Informáticos Generales, S.L	—	—	(22,834)	—	—	(26,230)
TECBAN—Tecnologia Bancária S.A.	—	—	(160,563)	—	—	(129,057)
Konecta Brazil Outsourcing Ltda.	—	—	(98,492)	—	—	(51,033)
Aquanima Brasil Ltda.	—	—	(24,075)	—	—	(24,075)
Others	—	—	(6,055)	—	—	(10,120)
Others Administrative expenses—Donation	—	—	(18,071)	—	—	(21,869)
Santander Cultural	—	—	(3,231)	—	—	(4,929)
Fundação Santander	—	—	(3,500)	—	—	(3,440)
Instituto Escola Brasil	—	—	(1,140)	—	—	(1,500)
Fundação Sudameris	—	—	(10,200)	—	—	(12,000)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	—	—	784,954	—	—	—
Capital Riesgo Global, SCR (Espanha) (3)	—	—	34,404	—	—	—
Santander Securities Services Brasil Participações S.A. (4)	—	—	750,555	—	—	—
Debt Instruments Eligible Capital	(378,263)	—	—	348,841	—	—
Santander Spain (2) (5).	(378,263)	—	—	348,841	—	—

(1)	Santander Brasil is indirectly controlled by Santander Spain, and indirectly through certain Santander Spain subsidiaries, Grupo Empresarial Santander, S.L., Sterrebeeck B.V. and Santander Insurance Holding, S.L.

(2)	Refers to the subsidiaries of Santander Spain.

(3)	Refers to the profit on disposal of the company MS Participações S.A.

(4)	Refers the profit on disposal of the Santander Securities Services Brasil DTVM S.A.

(5)	Refers to the portion acquired by the controller with the PR Optimization Plan held in the first half of 2014.

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

As of December 31, 2015, our judicial and administrative proceedings classified as probable loss risk (tax, labor and civil) and legal obligation amounted to approximately R$9.7 billion and have been provisioned. Our judicial and administrative proceedings classified as possible loss risk (tax, labor and civil) amounted to approximately R$15.3 billion.

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

We are a party to several tax-related lawsuits and judicial and administrative proceedings.

The main lawsuits related to tax legal obligations fully recognized as obligation are:

•	PIS/COFINS. We filed lawsuits seeking to invalidate the provisions of Law 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for non-financial institutions, PIS and COFINS were levied only on revenues from services and sale of goods. On April 23, 2015, the Supreme Court issued a decision, applicable solely to Santander Brasil, accepting jurisdiction over the appeal regarding PIS and rejecting jurisdiction over the appeal related to COFINS. The tax authorities appealed the decision of the Supreme Court related to COFINS and their appeal was denied on August 19, 2015. In respect of COFINS, the case is finished. The appeal related to PIS, as well as the appeals submitted by other companies in the group, are pending. As of December 31, 2015, such claims amounted to R$3,015 million and are fully provisioned.

•	Tax rate increase of CSLL. We filed for an injunction to avoid the increase in the CSLL tax rate established by Law 11,727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9.0%; however, this Law established a 15.0% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment. As of December 31, 2015, the amount related to this injunction totaled R$796 million, which are fully provisioned.

As of December 31, 2015, our probable loss risk for tax litigation amounted to approximately R$2.5 billion fully provisioned and our possible loss risk for tax litigation amounted to approximately R$14.5 billion.

The main judicial and administrative proceedings to which probable loss risk assessment relates are:

•	Equal tax treatment. We filed a lawsuit challenging the application of an increased Social Contribution on Net Income (Contribuição Social sobre o Lucro Líquido) or “CSLL” rate of 18.0% for financial institutions, applicable until 1998, compared to the CSLL rate of 8.0% for non-financial institutions on the basis of the constitutional principle of equal tax treatment. As of December 31, 2015, the amount related to this claim totaled R$52 million, which are fully provisioned.

•	Tax on services for financial institutions. Certain municipalities levy Service Tax (Imposto Sobre Serviços – ISS) on certain revenues derived from transactions not usually classified as the rendering of services. In such cases, we have argued in administrative and judicial proceedings against the payment of ISS. As of December 31, 2015, amounts related to these proceedings totaled R$755 million, which are fully provisioned.

•	Social security contribution. We are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions, as we believe that these benefits do not constitute salary. As of December 31, 2015, amounts related to these proceedings totaled R$527 million, which are fully provisioned.

•	Taxes on banking transactions. In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Santander Brasil. The tax assessments refer to the collection of CPMF (Contribuição Provisória sobre Movimentação Financeira) tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearance services provided by Santander Brasil to Santander DTVM in 2000, 2001 and 2002. Based on our tax advisors’ opinion, the procedures adopted by Santander DTVM were correct. Santander Brasil DTVM succeeded in the first instance in its proceeding before the tax appeals board, but this decision was overturned in the Superior Chamber of Tax Appeals, and we were found liable for the tax assessment. Both decisions were appealed before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or “CARF”. In June 2015, the CARF upheld the decision of the Superior Chamber of Tax Appeals. On July 3, 2015, Santander Brasil and Santander DTVM filed a lawsuit requesting the cancellation of both tax assessments and the amount as of December 31, 2015, was R$1,283 million. Based on the assessment of legal counsel, a provision of R$657 million was made to cover the probable risk of loss in these proceedings.

Contingent liabilities classified as possible risk of loss refer to judicial and administrative proceedings involving tax matters assessed by the management taking in account the advice of our legal counsels, as possible losses, which were not recognized as liabilities. The main lawsuits include:

•	Losses on loans. We have challenged the tax assessments issued by the Brazilian Federal Revenue Service claiming that our deduction of losses on loans from our corporate income tax (Imposto de Renda das Pessoas Jurídicas – IRPJ) and CSLL (Contribuição Social sobre o Lucro Líquido) bases have not met the relevant requirements under applicable law. As of December 31, 2015 the amount related to this challenge was approximately R$719 million.

•	Social Security Contribution – Profit Sharing Payments (Participação nos Lucros e Resultados, or “PLR”). We are involved in administrative and judicial proceedings arising from tax assessment with respect to the collection of social security contributions on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with law. We have appealed against these infraction notices, since we consider the tax treatment to be appropriate based on applicable law and the nature of the payments. As of December 31, 2015 amounts related to these infraction notices totaled approximately R$2,711 million.

•	IRPJ and CSLL – Capital Gain. The Brazilian Federal Revenue Service issued a tax assessment against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34.0% tax rate instead of 15.0%. The assessment was appealed at the administrative level based on our understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. The administrative process is set for trial. We are responsible for any adverse outcome in this process as a former controlling shareholder of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2015 the amount related to this proceeding was approximately R$262 million.

•	Goodwill amortization of the acquisition of Banco Real: In October 2014 the Brazilian Federal Revenue Service issued a tax assessment against Santander Brasil in the amount of R$1,063 billion, claiming income tax and social contribution relating to the 2009 tax year. The argument of the Brazilian Federal Revenue Service is that the amortization of goodwill arising before our merger with Banco Real cannot be deducted. On July 14, 2015, we obtained a judgment in our favor in the first instance. The Federal Revenue of Brazil appealed the decision and the proceedings are pending final judgment. As of December 31, 2015 the amounts related to this proceeding totaled approximately R$1,165 million. This case is considered a remote risk of loss.

•	Goodwill amortization of the acquisition of Banco Sudameris: In November 2014, we received a tax assessment of R$196 million related to the deduction of goodwill amortization relating to the acquisition of Banco Sudameris. In December 2012, we received a similar tax assessment in the amount of R$239 million relating to the fiscal years encompassing August 2007 to April 2009. We have appealed in both cases to the CARF. We consider our risk of loss in this case as possible. As of December 31, 2015 the amount related to this proceeding was approximately R$516 million.

Labor Litigation

Similar to many other Brazilian banks, we are party to lawsuits brought by labor unions, associations and individual employees seeking, in general, compensation for overtime work, lost wages and retiree complaints about pension benefits and other labor rights. We believe we have either paid or adequately provisioned for all such potential liabilities. In addition, we are defendants in labor lawsuits filed by third-party employees that rendered or render services to us through service providers. Brazilian courts understand that if a third-party service provider fails to pay its employee, the employee has the right to demand payment directly from the company to which it rendered its services. As of December 31, 2015, our probable loss risk of labor-related litigation amounted to R$2.5 billion, which amount has been provisioned. Our possible loss risk of labor-related litigation amounted to R$0.1 billion.

Former employees of Banco do Estado de São Paulo S.A.: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit during those years. Partial payments were made from 1996 to 2000, as approved by the board of directors. The relevant clause in the bylaws was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision with the High Employment Court (“TST”) and, subsequently, with the STF. The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and AFABESP. Only the appeal lodged by the bank has been allowed leave to proceed and will be decided upon by the STF in plenary session. The contingent liabilities are classified as possible risk of loss. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

Civil Litigation

We are a party to civil lawsuits claiming damages and other civil remedies. These disputes normally fall within one of the following categories typical for Brazilian banks: (i) actions requesting the review of contractual terms and conditions or seeking monetary adjustments, including the alleged effects of implementation of certain economic government plans (as described below); (ii) actions arising from loan agreements; (iii) execution actions; and (iv) actions seeking damages. As of December 31, 2015, our probable loss risk in connection with civil litigation liabilities amounted to R$2.0 billion, which has been provisioned in full and our possible loss risk in connection with civil litigation liabilities amounted to R$0.7 billion. For civil lawsuits considered to be common and similar in nature, the provisions are recorded based on statistically averaged previous payments, and on the legal counsel’s evaluation of success. Provisions for other lawsuits are determined individually on a case-by-case basis.

Economic plans

Like the rest of the banking system, we have been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation in the 1980s and 1990s (“planos econômicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (“STJ”) set a limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which we believe should significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although some proceedings have been brought at the STJ and the STF with which the matter is expected to be definitively settled. In August 2010, STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute of limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress in this connection were stayed until the court issues a final decision on the matter. In spite of the fact that STF initiated judgment in November 2013, a formal ruling has not been handed down as of the date hereof and we cannot predict when a formal ruling will be handed down by either the STJ or the STF.

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

In December 2008, the Brazilian Federal Revenue Service issued a tax assessment against us in the total amount of R$3.9 billion with respect to IRPJ and CSLL related to 2002 to 2004. The tax authorities assert that we did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. On October 21, 2011 an unanimous decision of CARF was handed down to cancel the tax assessments corresponding to fiscal years 2002 to 2004. The Brazilian Federal Revenue Service appealed to the Câmara Superior de Recursos Fiscais with respect to the merits but not due to the fine, and the 2002 fiscal year which was already being prescribed. Because of these two items, the assessment was reduced to R$1.8 billion. In June 2010, the Brazilian Federal Revenue Service issued other infraction notices in the total amount of R$1.4 billion, based on the same concepts as the previous notice, with respect to IRPJ and CSLL related to 2005 to 2007. In these cases, Santander Brasil did not granted a favorable decision, and it has been appealed on its merits, though there was a reduction in the fine of R$367 million, and the assessment was reduced to R$984 million. As of December 2013, the Brazilian Federal Revenue Service issued another infraction notice, in the total amount of R$344 million with respect to income tax and social contribution related to 2008. Santander Brasil challenged this tax assessment and was granted a favorable decision in the first instance. The tax authority has appealed the decision, which is pending final judgment. In accordance with the advice of our external legal counsel, we believe that the Brazilian Federal Revenue Service’s position is incorrect, and that the risk of loss is remote. We did not record any provision since this issue should not have an impact on our consolidated financial statements.

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

Our board of directors may declare interim dividends or interest attributable to shareholders’ equity based on income verified in semi-annual consolidated financial statements. The board of directors may also declare dividends or interest attributable to shareholders’ equity based on consolidated financial statements prepared for shorter periods, provided that the total dividends paid in each six-month period do not exceed the capital reserves amount required by Brazilian Corporate Law. The board of directors may also declare interim dividends or interest attributable to shareholders’ equity out of retained earnings or income reserves recorded in the last annual or semi-annual balance sheet. Any payment of interim dividends or interest on shareholders’ equity may be set off against the amount of mandatory dividends relating to the net income earned in the year in which the interim dividends were paid.

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

Payment of Dividends

Any holder of record of shares at the time a dividend is declared is entitled to receive dividends. Under Brazilian Corporate Law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders’ resolution establishes another payment date, which, in any event, must occur prior to the end of the fiscal year in which such dividend was declared. Based on Brazilian Corporate Law, unclaimed dividends do not bear interest, are not monetarily adjusted and may revert to us three years after dividends were declared. In this regard, on April 30, 2015 our shareholders approved in an extraordinary shareholders meeting the amendment of the term of payment of dividends and interest attributable to shareholders’ equity related specifically for the year of 2015, to not more than 180 days as from its declaration by our board of directors and in any circumstances within the year of 2015.

The depositary is the registered owner of the units underlying the ADRs on the records of the registrar (i.e., us). Such units are held by SSS DTVM in Brazil, acting as the custodian and agent for the depositary for our ADRs.

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

The following table sets forth the amounts available for distribution as dividends based on the Brazilian GAAP calculation of net income. The reconciliation of net income under Brazilian GAAP to net income under IFRS is presented in note 45 of our audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013.

	For the year ended December 31,
	2015	2014	2013
	(in millions of R$)
Net Income under Brazilian GAAP	6,983	2,153	1,626
(-) Legal Reserve	349	108	81,3
(=) Amounts Available for distribution	6,634	2,045	1,545
Mandatory Dividends – 25.0%	1,658	511	386
Interest on Shareholder’s Equity	1,400	690	300
Dividends	4,800	840	2,100
Total (Interest on Shareholder’s Equity and Dividends)	6,200	1,530	2,400
Dividends distributed in excess to the Mandatory Dividend	4,542	1,019	2,013

History of Payment of Dividends and Interest Attributable to Shareholders’ Equity

In 2015, we declared dividends and interest on shareholders’ equity in the gross amount of R$6,200 million, R$150 million of which was paid on August 28, 2015, R$3,050 million of which was paid on October 5, 2015 and R$3,000 million of which was paid on February 25, 2016.

The table below shows the amounts paid to our shareholders in the periods indicated.

	For the year ended December 31,
	2015	2014	2013	2012	2011
	(in millions of R$)
Dividends	4,800	840	2,100	1,650	1,625
Interest attributable to shareholders’ equity	1,400	690	300	1,020	1,550
Total	6,200	1,530	2,400	2,670	3,175
Dividends and interest on capital per 1,000 shares
Common shares	784.90	193.26	302.15	335.73	398.43
Preferred shares	863.39	212.59	332.36	369.30	438.28

8B. Significant Changes

There has been no significant change since the date of our last audited financial statements.

ITEM 9. THE OFFER AND LISTING

9A. Offering and Listing Details

Market Price and Volume Information

On September 18, 2009, our board of directors approved the implementation of the global public offering (“Global Offering”), which included the issue of 525,000,000 Units (each representing at that date 55 common shares and 50 preferred shares), all registered, without par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of (i) Units in Brazil on the over-the-counter market, in accordance with CVM Instruction 400 of December 29, 2003, as amended, and (ii) Units abroad, including in the form of ADRs representing American Depositary Shares (“ADSs”) registered with the SEC under the Securities Act.

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

On October 30, 2014, the Brazilian Exchange Offer and U.S. the Exchange Offer were concluded. As a result of these offers, the Santander Group’s shareholding increased to 88.3% of our total share capital (not including the shares held by Banco Madesant - Sociedade Unipessoal). Also as a result of the offer in Brazil, our Units were delisted from Level 2 Segment and are now traded at the traditional segment of BM&FBOVESPA.

The following table shows our outstanding publicly traded common shares and preferred shares:

Free Float	BM&FBOVESPA	NYSE
Common shares	108,462,957	280,350,967
Preferred shares	136,267,372	280,350,967
Total	244,730,329	560,701,934

Units, Common and Preferred Shares traded on BM&FBOVESPA

The table below sets forth the high, low and last daily sales prices in reais for our shares on the BM&FBOVESPA for the periods indicated.

	Reais per share – SANB3 (Common Shares)
	High	Low	Last
2011 Annual	0.25	0.12	0.16
2012 Annual	0.20	0.13	0.15
2013 Annual	0.16	0.11	0.14
2014 Annual(1)	8.50	0.10	6.70
1st Quarter	0.14	0.10	0.12
2nd Quarter	8.18	0.11	7.64
3rd Quarter	8.30	7.31	8.02
4th Quarter	8.50	6.00	6.70
2015 Annual	10.80	6.10	8.83
1st Quarter	8.21	6.10	7.75
2nd Quarter	10.80	7.80	9.40
3rd Quarter	10.08	6.40	6.50
4th Quarter	8.99	6.50	8.83
LAST 6 MONTHS
November 2015	8.82	7.50	7.60
December 2015	8.99	7.51	8.83
January 2016	8.02	6.60	6.80
February 2016	8.50	6.65	8.27
March 2016	10.13	8.06	9.31
April 2016 (through April 27)	10.00	8.75	9.90

(1)	On June 2, 2014, we carried out a reverse share split of the totality of our issued share capital at rate of 55:1 for each of our common and preferred shares.

	Reais per share – SANB4 (Preferred Shares)
	High	Low	Last
2011 Annual	0.19	0.12	0.14
2012 Annual	0.18	0.13	0.13
2013 Annual	0.16	0.11	0.14
2014 Annual(1)	8.18	0.10	6.02
1st Quarter	0.14	0.10	0.11
2nd Quarter(1)	8.18	0.11	7.50
3rd Quarter	8.15	7.00	7.84
4th Quarter	7.91	5.51	6.02
2015 Annual	7.92	5.52	7.23
1st Quarter	6.75	5.80	6.15
2nd Quarter	7.89	6.10	7.40
3rd Quarter	7.80	5.52	5.89
4th Quarter	7.92	5.80	7.23
LAST 6 MONTHS
November 2015	7.30	6.16	6.80
December 2015	7.92	6.62	7.23
January 2016	6.80	5.40	6.00
February 2016	6.53	5.75	6.40
March 2016	8.00	6.21	7.40
April 2016 (through April 27)	8.05	7.25	7.76

(1)	On June 2, 2014, as part of our plan to optimize our capital, we carried out a reverse share split of the totality of our issued share capital at rate of 55:1 for each of our common and preferred shares.

	BM&FBOVESPA Units – SANB11
	High	Low	Last
	R$ per share
2011 Annual	22.95	12.51	14.96
2012 Annual	19.70	13.59	14.97
2013 Annual	16.07	12.64	13.98
2014 Annual	16.49	10.84	13.46
1st Quarter	14.45	10.84	12.57
2nd Quarter	16.49	12.15	15.12
3rd Quarter	16.46	14.55	15.83
4th Quarter	16.05	12.29	13.46
2015 Annual	17.99	12.21	16.04
1st Quarter	14.82	12.21	14.07
2nd Quarter	17.99	14.13	16.92
3rd Quarter	17.69	12.31	12.61
4th Quarter	16.85	12.62	16.04
LAST 6 MONTHS
November 2015	16.20	13.70	14.80
December 2015	16.85	14.44	16.04
January 2016	15.43	12.33	13.05
February 2016	15.07	12.41	14.95
March 2016	18.63	14.90	16.95
April 2016 (through April 27)	18.16	16.53	17.81

For information on the rights attaching to our common shares and to our preferred shares, please see “Item 10. Additional Information—B. By-Laws—Rights of Common Shares and Preferred Shares”.

ADRs traded on NYSE

Our ADRs have been listed and traded on the NYSE since October 7, 2009. Our Units abroad, including in the form of ADRs representing ADSs are registered with the SEC under the Securities Act and the Exchange Act.

The deposit agreement, pursuant to which ADRs have been issued is between us and The Bank of New York Mellon, as depositary, and the holders from time to time of ADRs. For further information on our arrangements with The Bank of New York Mellon, please see “Item 12. Description of Securities other than Equity Securities—D. American Depositary Receipts”.

Since certain of our shares and our ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

	NYSE ADR – BSBR
	High	Low	Last
	U.S.$ per share
2011 Annual	13.98	6.73	8.14
2012 Annual	11.30	6.56	7.28
2013 Annual	8.08	5.71	5.97
2014 Annual	7.18	4.48	5.02
1st Quarter	5.98	4.48	5.57
2nd Quarter	7.18	5.47	6.92
3rd Quarter	7.12	6.44	6.54
4th Quarter	6.57	4.55	5.02
2015 Annual	5.98	2.96	3.89
1st Quarter	5.28	4.05	4.41
2nd Quarter	5.98	4.52	5.44
3rd Quarter	5.65	2.96	3.15
4th Quarter	4.35	3.10	3.89
LAST 6 MONTHS
November 2015	4.35	3.54	3.78
December 2015	4.31	3.68	3.89
January 2016	3.83	3.02	3.20
February 2016	3.73	3.02	3.68
March 2016	4.93	3.65	4.65
April 2016 (through April 27)	5.05	4.41	4.98

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

Regulation of Brazilian Securities Markets

The Brazilian securities market is regulated by the CVM, as provided for by Law 6,385 of December 7, 1976, or the “Brazilian Securities Market Law”, and Brazilian Corporate Law, as well as the CMN and the Brazilian Central Bank.

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

The over-the-counter market is divided into two categories: (i) organized over-the-counter markets, in which the transactions are supervised by self-regulating entities authorized by the CVM; and (ii) non-organized over-the-counter markets, in which the transactions are not supervised by self-regulating entities authorized by the CVM. In either case, the over-the-counter markets consist of direct trades, outside of the stock exchange market, through a financial institution registered with the CVM, which serves as an intermediary. No special application, other than registration with the CVM (and, in case of organized over-the-counter markets, registration with the applicable one), is necessary for securities of a public company to be traded in these markets.

To be listed on the BM&FBOVESPA, a company must apply for registration with the CVM and BM&FBOVESPA.

Trading on the BM&FBOVESPA

The BM&FBOVESPA currently gathers all trading activities of shares and commodities in Brazil, including settlement, clearing and depositary services.

Trading on the Brazilian stock exchange is conducted by authorized members. Trading sessions in the shares market take place every business day, from 10:00 a.m. to 5:00 p.m. between March and October and from 10:00 a.m. to 6:00 p.m. between November and February, on an electronic trading system called PUMA. Trading is also conducted from March to October between 5:30 p.m. and 6:00 p.m. in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the Internet. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

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

In addition, in order to maintain control over the fluctuation of the BM&FBOVESPA index, the BM&FBOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes, one hour, or a time to be defined by BM&FBOVESPA, whenever the BM&FBOVESPA index falls below 10.0%, 15.0% or 20.0%, respectively, in relation to the closing index levels of the previous trading session.

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

Corporate Governance Practices

In 2000, BM&FBOVESPA introduced three special listing segments, known as Levels 1 and 2 of Corporate Governance and Novo Mercado, aimed at fostering a secondary market for securities issued by Brazilian companies listed on the BM&FBOVESPA, and it prompted such companies to follow good corporate governance practices. The listing segments are designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. The listing requirements were updated on May 10, 2011.

Our Units were initially listed on the Level 2 Segment. However, as a result of the Brazilian Exchange Offer and the U.S. Exchange Offer launched by Santander Spain in Brazil for the acquisition of our shares, our Units were delisted from Level 2 Segment and are now traded at the traditional segment of BM&FBOVESPA.

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

Investment in Our Units by Non-Residents of Brazil

Investors residing outside Brazil, including institutional investors, may either register their investments in securities in Brazil, as a foreign direct investment under Law 4,131/62, or as a portfolio investment under the applicable regulation enacted by CMN and CVM. Foreign investors, regardless of whether their investments are made as direct investments or portfolio investments, must be enrolled with the Brazilian Internal Revenue. This registration process is undertaken by financial institution or an institution authorized to operate by the Brazilian Central Bank as the investor’s legal representative in Brazil.

As from March 30, 2015, portfolio investments are regulated by CMN Resolution 4,373, of September 29, 2014 (“CMN Resolution 4,373”), which revoked CMN Resolution 2,689, of January 26, 2000, which had been in force for about 15 years.

The main purpose of CMN Resolution 4,373 is to facilitate the entry of foreign investors in the Brazilian financial and capital markets. CMN Resolution 4,373 introduces the possibility for foreign investors of making investments in local currency with funds held in foreign bank accounts of the non-resident investor, or with bills of payment denominated in reais but issued abroad.

With certain limited exceptions, CMN Resolution 4,373 allows investors to carry out any type of transaction in the Brazilian capital markets involving a security traded on a Brazilian stock or futures exchange or organized over-the-counter market, but investors may not transfer the ownership of investments made under such regulation to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our Units are made through the foreign exchange market.

For further information on the requirements for the registration of foreign portfolio investments, see “Item 10. Additional Information—D. Exchange Controls—Foreign Investment in Brazil—Capital Markets Investment”.

In their turn, foreign direct investors under Law 4,131/62 may sell their shares in both private and open market transactions, but these investors are currently subject to a less favorable tax treatment on gains, apart from being subject to taxation on the execution of foreign exchange transactions. For more information on foreign direct investors, see “Item 10. Additional Information—D. Exchange Controls—Foreign Investment in Brazil—Foreign Direct Investment”.

As from March 30, 2015, CMN Resolution 4,373 also deals with investments of foreign capitals in Brazil through Depositary Receipts (“DRs”), and revoked the former rule (CMN Resolution 1,927 of May 18, 1992).

We filed an application to have the ADRs approved under the former rule by the Brazilian Central Bank and the CVM, and we received final approval on October 1, 2009.

If a holder of ADRs decides to exchange ADRs for the underlying Units, the holder will be entitled to (i) sell the Units on the BM&FBOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our Units, (ii) convert its investment into a foreign portfolio investment under CMN Resolution 4,373, or (iii) convert its investment into a foreign direct investment under Law 4,131/62. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations” for a description of the tax consequences for an investor residing outside Brazil of investing in our Units in Brazil.

If a holder of ADRs wishes to convert its investment into either a foreign portfolio investment under CMN Resolution 4,373 or a foreign direct investment under Law 4,131/62, it should begin the process of obtaining its own foreign investor registration with the Brazilian Central Bank or with the CVM, as the case may be, in advance of exchanging the ADRs for common shares.

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

The Brazilian constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization by the President of Brazil based on national interest or reciprocity. A presidential decree issued on November 13, 1997, in respect of Banco Meridional do Brasil S.A. (a predecessor entity) allows up to 100% foreign participation in our capital stock. Foreign investors may acquire our Units or ADRs as a result of this decree. In addition, foreign investors may acquire publicly traded non-voting shares of Brazilian financial institutions traded on a stock exchange or depositary receipts offered abroad representing non-voting shares without specific authorization. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Foreign Investment in Brazilian Financial Institutions”.

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

Registration and Business Purpose

We are a publicly-held company, incorporated under Brazilian law. Our documents of incorporation are duly registered with JUCESP, under NIRE 35300332067.

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

Additionally, since we are a financial institution, we are subject to certain prohibitions set forth in Law 4,595, dated as of December 31, 1964, including the prohibition to grant loans and advance amounts to the members of our board of directors and officers, as well as to the members of our other consulting, administrative, fiscal or similar boards and the respective spouses and 2nd degree relatives.

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

Rights of Common Shares and Preferred Shares

Each common share gives its holder the right to a vote at general meetings. In their turn, the preferred shares do not grant voting rights in our shareholders’ general meetings, except as related to the following matters:

•	Change of corporate status, merger, consolidation or spin-off;

•	Approval of agreements entered into between us and our controlling shareholder, directly or indirectly, and agreements with other companies in which our controlling shareholder has an interest, whenever the law or the By-Laws provide that they must be approved at a shareholders’ general meeting; and

•	The appraisal of assets to be contributed to increase our capital stock.

As regards the election of members of the board of directors, the Brazilian Corporate Law sets forth that, when members of the board of directors are elected, minority holders of shares in public companies holding a minimum of 15% of the total number of voting shares, or holders of preferred shares without voting rights, or with restricted voting rights, representing 10% of the capital stock, or holders of common and preferred shares who jointly represent at least 10% of the capital stock, have the right to elect one member of our board of directors in a separate vote. Nevertheless, these rights can only be exercised by the holders of shares that maintained their holding for at least three months before the date of the annual shareholders’ meeting. The Brazilian Corporate Law also permits a multiple vote procedure to be adopted, upon request by shareholders representing at least 10% of our voting capital. Pursuant to CVM Instruction 282 of June 26, 1998, the percentage needed to call for a multiple vote to elect members of the board of directors, in public companies with capital stock exceeding R$100 million, is 5% of the voting capital per request of multiple vote.

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

Brazilian Corporate Law also sets forth that the following shareholders’ rights cannot be repealed by our By-Laws or decisions made at shareholders’ meetings:

•	the right to vote at general meetings, in the case of holders of common shares;

•	the right to share in the distribution of dividends and interest on shareholders’ equity, and to share in the surplus assets in the event of our liquidation;

•	preemptive rights in subscribing for shares or convertible securities in specific circumstances;

•	the right to monitor the management; and

•	the right of withdrawal in the circumstances established by law, including our consolidation, merger and spin-off.

Description of Units

The Units are share deposit certificates, each representing 1 common share and 1 preferred share, all of them free and unencumbered. The shares represented by the Units shall be registered in a trust account as linked to the Units, and ownership can only be transferred by means of a transfer of the corresponding Units, upon written instructions from the holder. Earnings from the Units and the amount received in the case of redemption or repayment shall only be paid to the holder of the Units registered in our books in its role as custodian.

None of the shares underlying the Units, the earnings thereon or the corresponding redemption or repayment amounts may be pledged, encumbered or in any other way given in guarantee by the holder of the Units, nor may they be subject to attachment (penhora), seizure (arresto), impounding (sequestro), search and apprehension (busca e apreensão), or to any other lien or encumbrance.

The Units are held by us, as the custodian, in book-entry form in an account opened in the holder’s name and the transfer of ownership is effected by debiting the seller’s Unit account and crediting the buyer’s Unit account according to a written transfer order issued by the seller or a court authorization or transfer order delivered to us. We will retain all the written transfer orders sent by the holders of the Units, as well as the court authorizations or transfer orders. Dividends, interest on shareholders’ equity and/or cash bonuses shall be paid to us and we shall then transfer the amount to the custody agents for payment to the Unit holders. The pledge, usufruct, right of succession, fiduciary transfer in guarantee and any other conditions, onus or encumbrances on the Units must be registered in the custodian’s records, as well as noted in the corresponding statement of account of Units.

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

Upon a written order issued by the holder of the Unit account to a broker authorized by the stock exchange where the Units are traded, the custodian shall block the corresponding Units and transfer them to the buyer upon receipt of a confirmation of the sale from the stock exchange.

The Unit holder shall have the right, at any time, to instruct a broker to cancel Units and transfer the underlying shares. The broker must request to us, as agent, to transfer the Units to the share deposit accounts held by the custodian in the holder’s name. The Unit holder shall bear any transfer and cancellation costs involved. Similarly, the holder may instruct a broker to assemble Units by transferring the number of shares that jointly represent a Unit, which shall be registered by the custodian in a trust account linked to the Units.

The right to cancel Units may be suspended in the event of a public offering for distribution of Units, either in the domestic or the international market, in which case the suspension may not last longer than 180 days. Units subject to any lien or encumbrance may not be cancelled.

The following rules apply to the exercise of the rights granted to the shares represented by Units:

•	Dividends and share redemption or repayment amounts delivered to us, as depository of the shares, shall be paid by us to the Unit holder;

•	Only the Unit holder shall have the right to attend our general meetings and to exercise all of the prerogatives conferred on our shareholders by the shares represented by the Units;

•	In the event of a stock split, cancellation or reverse stock split or new issuances of shares by us while the Units are in existence, the following rules will be observed:

(1)	In the event there is a change in the number of shares represented by Units as a result of a reverse stock split or cancellation of shares, we will debit from the Unit accounts the number of cancelled shares of each Unit holder and proceed with the automatic cancelation of Units, observing the ratio of 1 common share and 1 preferred share issued by us to each Unit. We will deliver to the shareholders those shares that are insufficient to constitute a Unit in the form of shares, rather than Units; and

(2)	In the event there is a change in the number of shares represented by the Units as a result of a stock split or new issuances of shares, the custodian will register the deposit of the new shares and issue new Units, registering them in the accounts of their respective holders, so as to reflect the new number of shares held by unit holders, maintaining a ratio of 1 common share and 1 preferred share issued by us and represented by Units, and will deliver to holders those shares that are insufficient to constitute a Unit in the form of shares rather than Units;

•	In the event of a capital increase by means of the issue of shares that may be converted into new Units, Unit holders may exercise the preemption rights belonging to the shares represented by their Units. We shall create new Units in the register of book-entry Units and credit them to their holders so as to reflect the new number of common and preferred shares issued by us, subject to the current proportion of ordinary and preferred shares to constitute the Units. Shares that are too few to constitute a Unit shall be delivered to the shareholders as shares, rather than Units. There shall be no automatic credit of Units in the event of the exercise of preemption rights in the issue of securities other than shares; and

•	Unit holders will be entitled to receive any shares issued as a result of our spin-off, consolidation or merger.

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

In general, the approval of any matter must occur through votes of shareholders attending a general meeting in person, or through a proxy, corresponding at least to a majority of the common shares represented at the meeting, and abstentions are not taken into account for this calculation. Nevertheless, the affirmative vote of shareholders representing at least one half of the voting shares is needed for the approval of the following matters, among others: (i) reduction of the mandatory dividend to be distributed to our shareholders; (ii) changes in our business purpose; (iii) our merger, spin-off or incorporation; (iv) our participation in a corporate group (as defined by the Brazilian Corporate Law); (v) the termination of a state of liquidation; and (vi) our dissolution.

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

Responsibility for Calling General Meetings

It is usually the responsibility of our board of directors to call a general meeting, which may also be called by the following persons or bodies: (i) any shareholder, when our directors fail to call a meeting within 60 days of the date required by law or by our By-Laws; (ii) shareholders representing a minimum of 5% of our capital stock, if our managers fail to call a meeting, within 8 days, in response to a justified request submitting matters to be discussed; (iii) shareholders representing a minimum of 5% of our capital stock, if our board of directors fail to call a meeting intended to install a fiscal council, within 8 days of the request being made; and (iv) the fiscal council, if our board of directors fails to call the annual general meeting; and the fiscal council can also call an extraordinary general meeting whenever there are serious or urgent reasons.

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

Policy on Trading in Our Own Securities

The objective of our Policy on Trading in Our Own Securities, prepared in accordance with in accordance with CVM Instruction 358 of January 3, 2002, as amended (“CVM Instruction 358”), is: (i) to control and punish those persons with access to privileged information and who use this information to trade in securities issued by us; and (ii) to establish rules for trading in our securities.

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

Among other matters, our policy establishes that the persons subject to it shall refrain from buying or selling, by themselves or via their direct dependents or by using directly or indirectly controlled companies, any securities issued by us, or backed by them, as well as their respective derivatives:

(1)	From the time when such persons become aware of material information that may affect the value of our securities, until such information is disclosed to the public. Those subject to the policy may trade in Company securities received or acquired under our variable compensation plans only during a period of 30 days from the date when such securities are vested, and after the end of the corresponding lock-up period, for the purpose of disposing of them, subject to the undertakings described in the following items;

(2)	During the period between our decision to increase capital stock, issue securities, distribute dividends, pay bonuses, or execute a stock split or a reverse stock split, and the publication of the corresponding notices or announcements;

(3)	When it is intended to carry out a takeover, a total or partial spin-off, transformation or corporate reorganization;

(4)	During the 30-day period prior to the publication of annual or six-monthly financial statements, or quarterly financial information. However, exceptionally in the case of issues of fixed-rate securities by us by means of a public offer overseas, in order to raise funds for us in the ordinary course of our business, including medium term notes issued by us, this period shall be reduced to 15 days before the publication of such statements.

Our policy also establishes that our controlling shareholders, officers, and members of our board of directors, members of our fiscal council (when there is an active one) and members of any other bodies with technical or consulting functionscreated by a provision in the By-Laws, shall not be trade securities issued by us or their respective derivatives on the same day that we, our controlled or associated companies or any other company under their common control are selling shares held in treasury or purchasing shares to be held in treasury, or while holding open orders to deal in our shares. However, such prohibition shall not apply if the acquisition or sale of our shares by us has the specific purpose of making feasible the management of risk arising out of our activities as market maker of certain funds indexes.

Right to Withdrawal

The Brazilian Corporate Law gives our shareholders the right to withdraw from Santander Brasil, upon reimbursement of the equity value of their shares, if the shareholder disagrees with or abstains from voting on certain resolutions approved in shareholders’ general meetings.

According to the Brazilian Corporate Law, the right of withdrawal may be exercised in the following circumstances, among others as provided by law: (i) a change in the preferences, privileges or repayment or redemption conditions granted to our preferred shares, or the creation of a new, more favored class of shares (in which case, only a shareholder who is adversely affected by such change or creation shall have the right of withdrawal); (ii) spin-off (subject to the conditions below); (iii) a reduction in our mandatory dividend; (iv) a change in our corporate purpose; (v) a merger or incorporation with another company in specific circumstances (as described below); (vi) our joining to a group of companies, as defined in the Brazilian Corporate Law; (vii) a corporate transformation; (viii) the takeover of all of our shares by another Brazilian company, so as to make us its wholly-owned subsidiary; or (ix) the acquisition of control of another company at a price exceeding the legal limits.

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

Redemption of Shares

According to the Brazilian Corporate Law, we may redeem our shares by means of a resolution passed at a general meeting by votes representing at least 50% of the shares affected by the redemption. Shares may be redeemed out of retained profits, revenues reserves or capital reserves. If not all of the shares are to be redeemed, a lottery ballot shall be held. If custody shares are selected in the ballot and the custody agreement does not provide for the situation, the financial institution must specify the proportion of shares to be redeemed.

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

Purchase of our own Shares

Our By-Laws authorize our board of directors to approve the purchase of our own shares. In any of the following circumstances, the decision, will only become effective upon prior approval by a shareholders meeting: (i) acquisition on an organized securities market involving more than 5% of our outstanding shares of a certain type or class in less than 18 months; (ii) acquisition on an organized securities market for prices 10% above the market price; (iii) acquisition aiming at changing or preserving our share control composition or our management structure; or (iv) where the counterparty in an acquisition out of the organized securities markets is related to us (according to the applicable accounting rules). The decision to purchase our shares will be disclosed to the markets and the respective trade be settled within 18 months from the approval.

The decision to acquire our shares is also subject to certain restrictions. It may not, among others: (i) aim for the acquisition of shares belonging to our controlling shareholders; (ii) be carried in the organized markets for prices above the market prices; (iii) take place simultaneously with a public offering for the purchase of our shares; or (iv) require the use of funds exceeding the available funds (considered all capital or profits reserves plus the realized results of the ongoing fiscal year, excluded, in both cases, the legal reserve, the reserve for realizable profits, the special reserve for non-distributed compulsory dividends and the tax incentives).

We may not hold in treasury more than 10% of our outstanding shares of a certain type or class, including shares held by our subsidiaries and affiliated companies and the shares corresponding to the economical exposure arising from derivatives or deferred settlement transactions entered into by us, our subsidiaries and affiliated companies. This limit does not apply to reimbursed shares or forfeited shares, and acquisitions in the scope of a public offering for acquisition of shares, which will be subject to specific laws and regulation.

We may purchase our shares on the stock exchange, but not for a price above the market value. Acquisitions by means of private transactions must observe the applicable limitations and the approval by the shareholders meeting may be required. We may also buy our own shares in the event that we should cease to be a publicly-held company. We may also purchase or issue put or call options on our shares.

On November 3, 2015, our board of directors approved the Unit repurchase program to cover the acquisition of up to 39,391,314 Units, representing 39,391,314 common shares and 39,391,314 preferred shares or ADRs which, by us or our branch in Cayman, corresponding to approximately 1.04% of the totality of our corporate capital. The repurchase program ends on November 4, 2016.

On December 14, 2015, our shareholders approved the cancellation of 37,757,908 shares held in treasury, representing 18,878,954 common shares and 18,878,954 preferred shares. Such treasury shares corresponded, as of that date, to approximately 53.9% of the totality of the shares then held in treasury. As a result, as of December 31, 2015, we held 40,435,466 shares in treasury, of which 20,217,733 were common shares and 20,217,733 were preferred shares.

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

The valuation report must be prepared by a specialized and experienced appraiser, who is independent of Santander Brasil, our management team and our controlling shareholders and who shall be chosen by the board of directors. The controlling shareholder shall bear the costs of preparing the valuation report.

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

Requirement for Disclosure of Information

As a publicly-held company, we must comply with the requirements for disclosure of information set forth by the Brazilian Corporate Law and the CVM.

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

According to CVM Instruction 480 of December 7, 2009, as amended, the reference form (formulário de referência) must be filed with the CVM annually, within 5 months of the closing date of the reporting period, in the form established by the regulation. The reference form (formulário de referência) shall be updated prior to a public offer, as well as upon the occurrence of certain events determined by the regulation that alter the information described therein, within 7 business days of the date of the respective change. This document contains complete information regarding us including, in general, the matters addressed in this annual report.

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

We are obliged to send such information to CVM and BM&FBOVESPA within ten days following the end of the month in which there is a change in the holding position or the month in which the relevant person is invested in the position (including name of person acquiring the shares, number and characteristics of the securities, form, price and date of acquisition). Upon the issuance of CVM Instruction 568 of September 17, 2015, it also became mandatory to provide the CVM and BM&FBOVESPA within the same time period the information related to the securities traded by us, our entities and affiliated companies.

Disclosure of Information about our Shareholders with Relevant Interest

CVM Instruction 358 sets forth that (i) any direct or indirect controlling shareholders, (ii) any shareholders entitled to elect members of the board of directors and fiscal council, as well as (iii) any person or group of persons acting jointly with the aforementioned persons or representing the same interest, that carries out relevant transactions (that is, transactions whereby the direct or indirect holding of the aforementioned persons surpasses, upwards or downwards the thresholds of 5%, 10%, 15%, and so on successively, of our shares of a certain class and type) must disclose to us information on their trades, which will be forwarded to the CVM.

The ruling establishes that the following information must be provided: (i) the name and qualification of the person acquiring the shares, including the registration number in the Natural Persons Registry (CPF) or the National Register of Legal Entities (CNPJ); (ii) the reason for the participation and aimed quantity of shares, containing, if it were the case, a declaration by the acquiring party that it does not intend to alter the composition of its control or the structure of the company’s administration; (iii) the number of shares and other securities or other financial instruments referenced in such shares, of physical or financial settlement, specifying the number, class and type of such shares; (iv) indication of any agreements ruling the exercise of voting rights or the purchase and sale of our securities; and (v) if the shareholder is resident or domiciled abroad, the name and the registration number in the Natural Persons Registry (CPF) or the National Register of Legal Entities (CNPJ) of its agent or legal representative in Brazil for the purposes of article 119 of the Brazilian Corporate Law.

Such obligations also apply to (i) the acquisition of any right over our shares and other securities subject to disclosure; and (ii) execution of any derivative financial instruments referenced in our shares, even without physical settlement provisions.

Our investor relations officer is responsible for sending this information to CVM and to BM&FBOVESPA as soon as received.

Disclosure of Material Facts

The Brazilian Securities Market Law and CVM Instruction 358 set forth that we must disclose any decision of our controlling shareholder, of a general shareholders’ meeting or of any of our management bodies, or any other act or event in connection with our business that could influence: (i) the trading price of our securities or securities referenced to our securities; (ii) the decision by investors to buy, sell or keep those securities; and (iii) the decision by investors to exercise any rights they have as holders of those securities.

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

Capital Markets Investment

Investors residing outside Brazil, including institutional investors, are authorized to purchase securities in Brazil on the Brazilian stock exchange, provided that they comply with the registration requirements set forth in the applicable regulation enacted by CMN and the CVM.

As from March 30, 2015, portfolio investments are regulated by CMN Resolution 4,373, which revoked the former rule (CMN Resolution 2,689, of January 26, 2000) which had been in force for about 15 years.

The main purpose of CMN Resolution 4,373 is to facilitate the entry of foreign investors in the Brazilian financial and capital markets. It introduced, among other things, the possibility for foreign investors of making investments in local currency with funds held in foreign bank accounts of the non-resident investor, or with bills of payment denominated in reais but issued abroad.

With certain limited exceptions, under CMN Resolution 4,373 investors are permitted to carry out any type of transaction in the Brazilian capital markets involving a security traded on a stock or futures exchange or an organized over-the-counter market, but may not transfer the ownership of investments made under such regulation to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under Santander Brasil’s shares are made through the commercial rate exchange market.

Under CMN Resolution 4,373, an investor residing outside Brazil must:

•	appoint at least one financial institution or an institution authorized to operate by the Brazilian Central Bank as representative in Brazil that will be responsible for complying with the registration and reporting requirements and reporting procedures of the Brazilian Central Bank and the CVM;

•	register as a foreign investor with the CVM;

•	appoint one or more custodians authorized by CVM;

•	register the foreign investment with the Brazilian Central Bank;

•	appoint a tax representative in Brazil; and

•	obtain a taxpayer identification number from the Brazilian federal tax authorities.

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

Instruction CVM 560 of March 27, 2015, as amended, introduced in Brazilian securities regulation the obligation of the representatives of investors residing outside Brazil to inform the CVM of the movements and applications of funds of such investors participating in collective accounts and holders of own accounts represented by them.

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

Income Tax

Dividends

Dividends paid by a Brazilian company, such as ourselves, including stock dividends to a Non-Resident Holder are currently not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated since January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

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

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15.0%, or 25.0% for individuals or entities residing in a “Tax Haven” (that is, a country where there is no income tax or where income tax is below 17.0% or where local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership). These payments may be included, at their net value, as part of any mandatory dividend, as discussed above under “—Dividend Policy”.

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

Historically, the income tax on these gains had to be withheld at source and the tax rate would vary depending on the domicile of the Non-Resident Holder:

•	If the Non-Resident Holder is not located in a Tax Haven, the tax rate will be 15.0%;

•	If the Non-Resident Holder is located in a Tax Haven, the tax rate will be 25.0%.

However, on September 22, 2015, the Brazilian federal government enacted Provisional Measure No. 692/2015 (“MP 692”), recently converted into Law 13,259, of March 16, 2016 (“Law 13,259/16”), which introduced the application of progressive tax rates for income taxation over capital gains recognized by Brazilian individuals and Non-Resident Holders on the disposition of assets in general. Under Law 13,259/16, the income tax rates applicable to capital gains realized by these investors would be: (i) 15% for the part of the gains up to R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$ 10 million, (iii) 20% for the part of the gain that exceeds R$ 10 million but does not exceed R$ 30 million, and (iv) 22.5% for the part of the gain that exceeds R$ 30 million.

The provisions of Law 13,259/16 apply to Non Resident Holders pursuant to CMN Resolution 4,373, provided such Non Resident Holders are not located in a Tax Haven. However, Non Resident Holders (whether they are considered to be Non-Resident Holders as a result of CMN Resolution 4373 or otherwise) located in a Tax Haven are subject to a specific tax regulation and will continue to be taxed at a rate of 25.0%.

Pursuant to article 5 of Law 13,259/16, the new progressive rates regime for income tax assessment on capital gains would apply to transactions carried out as of January 1, 2016. As a result, although there is a risk of Brazilian tax authorities attempting to apply the new progressive rates regime of Law 13,259/16 for capital gains arising out of transactions executed as of January 1, 2016, since MP 692 was not converted into law until the end of 2015, based on the constitutional principles governing the income tax in Brazil, there are solid grounds to sustain that its provisions should only apply for transactions carried out as of January 1, 2017.

The tax must be withheld and paid by the buyer or, in cases where the buyer and seller are domiciled abroad, a legal representative of buyer shall be designated for the payment of the tax.

(ii)	Taxation of the Capital Gains Earned in the Country in a Transaction Carried Out on the Brazilian Stock Exchange (Or Similar Exchange).

There could also be the levy of income tax on net gains earned by a Non-Resident Holder on the disposition of units sold on the Brazilian stock exchange, commodities or futures exchange (or similar exchange). The tax rate will vary according to the type of investment registration made by the Non-Resident Holder at the Brazilian Central Bank, as well as the location of the beneficiary:

•	Capital gains earned by a Non-Resident Holder who (i) has its investment registered in Brazil with the Brazilian Central Bank under the rules of CMN Resolution 4,373 (“Registered Holder”) and (ii) is not a Tax Haven resident are exempt from income tax; and

•	Capital gains earned by a Non-Resident Holder who is not a Registered Holder or is a Tax Haven resident (Registered Holder or not) are currently subject to income tax at a rate of 15.0%. In this case, withholding income tax of 0.005% will be levied by the intermediary institution (that is, a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against the 15.0% income tax due on the capital gain, which will be paid by the Non-Resident Holder’s tax representative in Brazil.

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

In the case of a capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the shares is treated as capital gain derived from a transaction held out of a Brazilian exchange described above in (i) and is therefore currently subject to withholding tax at the rate of 15.0% for a Non-Resident Holder not located in a Tax Haven or up to 25.0% for a Non-Resident Holder located in a Tax Haven, for the year of 2016.

As mentioned above, in this case, from January 1, 2017 pursuant to CMN Resolution 4,373 the progressive rates of Law 13,259/16 to capital gains obtained by Non-Resident Holders not located in a Tax Haven will be applicable and for Non Resident Holders (whether they are considered to be Non-Resident Holders as a result of CMN Resolution 4373 or otherwise) located in a Tax Haven are subject to a specific tax regulation and remain taxed to a tax rate of 25.0%.

Sale of ADRs

Pursuant to Section 26 of Law 10,833/2003, the sale of an asset located in Brazil by a Non-Resident Holder, whether to a Brazilian resident or to another Non-Resident Holder, is subject to Brazilian income tax. Our understanding is that ADRs do not qualify as assets located in Brazil and thus should not be subject to the Brazilian income tax. Notwithstanding the foregoing, since the tax rule referred to in Section 26 of Law 10,833 provides broad language and has not been definitely analyzed by the administrative or judicial courts, we are unable to assure you of the final outcome of such discussion.

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

Upon receipt of the underlying units in exchange for ADRs, Non-Resident Holders may also elect to register with the Brazilian Central Bank the U.S. dollar value of such units as a foreign portfolio investment under CMN Resolution 4373, which will entitle them to the tax treatment applicable to Registered Holders described above.

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

The difference between the acquisition cost and the average price of the units is considered a capital gain currently subject to income tax at a rate of 15.0% (for the year of 2016), or 25.0% for Tax Haven residents. If a Non-Resident Holder that is a foreign direct investor under Law 4,131/62 wishes to deposit its units into the ADR program in exchange for ADRs, such Non-Resident Holder will be required to present to the custodian evidence, if applicable, of payment of the income tax assessed on capital gains at the rate of 15.0%(for the year of 2016) or, in the case of a Tax Haven resident, 25.0%.

As mentioned above, in this case, from January 1, 2017 pursuant to CMN Resolution 4,373 the progressive rates of Law 13,259/16 to capital gains obtained by Non-Resident Holders not located in a Tax Haven will be applicable and for Non Resident Holders (whether they are considered to be Non-Resident Holders as a result of CMN Resolution 4373 or otherwise) located in a Tax Haven are subject to a specific tax regulation and remain taxed to a tax rate of 25.0%.

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

However, currently different IOF/Exchange rates apply to foreign exchange transactions carried out in connection with investments made by Non-Resident Holders in the Brazilian financial and capital markets under CMN Resolution 4373. These rates are:

i.	investment in financial and capital markets (Fixed Income), constitution of guaranteed margin, derivatives operations with predetermined yield, including simultaneous transactions: zero (from June 4, 2013);

ii.	investment in variable income securities negotiated on a stock exchange, commodities and futures, acquisition of shares in public offerings or subscription of shares, as long as they belong to publicly-held companies whose shares are subject to trading on the stock exchange: zero;

iii.	investment in private equity funds (FIP), investment funds in emerging companies (FIEE) and investment funds in shares from these funds (FIC-FIP and FIC-FIEE): zero;

iv.	simultaneous foreign exchange transactions resulting from the cancellation of depositary receipts for the acquisition of shares negotiated on the stock exchange: zero;

v.	return of investments made in the Brazilian capital and financial markets: zero;

vi.	distribution of interest on shareholders’ equity and dividends: zero;

vii.	investment in Brazilian Depositary Receipts: zero; and

viii.	investments in bonds related to infrastructure projects, which comply with the requirements provided for in Article 1 of Law 12,431/2011: zero.

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

The IOF Derivatives Tax was established by Decree 7,563 of September 16, 2011, with the original levy of 1.0% per day on the notional value of the adjusted purchase sale or maturity of financial derivative contract in the country that individually results in an increased foreign exchange exposure on a short position. However, under Decree 8,027 of June 12, 2013 the tax rate was reduced to zero.

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

ix.	holders that own or are deemed to own 10% or more of our voting shares; and

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

Passive Foreign Investment Company Rules

Based on proposed Treasury Regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, we believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended December 31, 2015. However, because of the proposed Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25.0% interest), and the nature of our activities.

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

FATCA

The United States has enacted legislation, commonly referred to as “FATCA,” that generally imposes a new reporting and withholding regime with respect to certain U.S. source payments (including interest and dividends), gross proceeds from the disposition of property that can produce U.S. source interest and dividends and certain payments made by entities that are classified as financial institutions under FATCA. The United States has entered into an intergovernmental agreement regarding the implementation of FATCA with Brazil (the “IGA”). For further information see “Item 4. Information on the Company—B. Business Overview—Other Applicable Laws and Regulations — FATCA,” above. Under the current terms and conditions of the IGA, we do not expect payments made on or with respect to the preferred share ADSs or common share ADSs to be subject to withholding under FATCA. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the preferred share ADSs or common share ADSs in the future. Prospective investors should consult their own tax advisors regarding the potential application of FATCA.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Overview

To manage the risks of our operations, in addition to establishing and applying our local risk management policies and procedures, we have incorporated the Santander Group’s global risk management functions at various levels of our organization to ensure a consistent management approach worldwide, by implementing the Santander Group’s risk management policies for all areas, including financial, credit, market, operational and compliance risk, among others.

In addition, committees headed by senior management are responsible for overseeing credit approval and risk control, taking into account the parameters and limits of exposure defined and approved by the Bank’s board of directors.

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

The presentation of risk management information to senior management is designed to enhance the understanding and management of risks for the Santander Group’s administrative bodies and branches. These reports are targeted to different audiences within senior management, whether the Santander Group, its financial entities, or its foreign branches, depending on the kind of information and of each type of report highlights. Information may be transmitted to senior management either through our intranet risk reporting tool, through e-mail or by live presentations.

Information, analyses and decisions are also disseminated through the channels described below, fostering communication among areas within Santander Brasil and within the risk management process:

i.	internal department mailboxes, which allow for the exchange of information within groups and areas;

ii.	periodic meetings (departmental, monthly, quarterly, off-site, conventions), which allow for regular exchange of information on an in-person basis;

iii.	our regulations portal, which is an internal portal within our intranet where we maintain our current risk management policies;

iv.	e-mail;

v.	video and teleconferences with Santander Spain; and

vi.	risk committees, including the Executive Risk Committee for Brazil and the RCC Risk control committee.

Information is prepared in an effort to improve risk management and is classified as standard information or non-standard information.

i.	Standard information: includes information and reports generated on a regular basis and with fixed content, subject to revisions, which is available to senior management for different target areas, depending on the type of information included in each report. This information is used to facilitate knowledge about credit use, instrument valuation and the results generated, in addition to the analyses needed to manage these risks and optimize capital. Each report may have a distinct presentation based on the guidelines pursuant to which it is prepared.

ii.	Non-standard information: includes presentations and other information prepared for our senior management on an ad hoc basis or upon specific request and addresses specific topics that are not included in the standard reports. When the request for certain information becomes more regular, such reporting becomes standard and is generated automatically. Standard information delivered to our senior management is intended to facilitate the understanding of all risks for which the risk management department is responsible.

iii.	The content of each report fits within one of two fundamental bases: the nature of the information and its frequency. The nature of the information prepared is either quantitative or qualitative.

Quantitative Information. Quantitative information includes risk metrics that permit our senior management to better analyze situations, trends and developments in each segment, activity or portfolio, relating to planned scenarios or defined limits, with emphasis on any scenarios falling outside such limits. Quantitative information is developed primarily to analyzeliquidity and market risks, and solvency risks. Information related to liquidity and market risk includes, among other items, measurements of positions, mark-to-market valuations, sensitivity analyses, volume analyses, measures of liquidity gaps and country risk models, impacts of risks on results, economic risks, stress test simulations and back-testing. Information related to solvency risks includes, among other items, credit exposure measures, abnormal events, doubtful asset measurements, impacts of solvency risks on our results, measures of expected loss, stress test simulations, and other information related to economic and market risks.

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
Executive Risk Committee

•      Apply the Group’s risk policies locally in a manner compatible with the objectives of the business areas.

•      Approves the risk tolerance that will be proposed to the board of directors of Santander Brasil;

•      Manage exposures from different clients, economic sectors and types of risks, including, among others, the following functions:

		CEO Executive Vice Presidents that are member of the executive committee and officers that report to them.	Weekly

•      Approve risk, including among others, fixed and variable income securing, customer limits and limits / products for Treasury, ALCO, restructuring proposals and payment arrangements;

•      Handle general issues related to market risk, cross-border limits, country risk, global banking operations, enterprises and retail clients;

•      Adopt and, if necessary, validate, portfolio sales or individual asset-credits;

•      Approve internal risk regulations;

•      Approve changes in risk policies with an impact on revenue, margin or provision expenses on the Strategic Business Plan as well as on any related matters;

•      Authorize management tools, improvement initiatives, follow up on projects and any other relevant activities related to risk management;

•      Approve policies and standards for methodologies and their internal validations;

•      Gather knowledge and take the necessary measures regarding risk to comply with the recommendations and directions issued by supervisory authorities in the exercise of its functions and the internal audit of the Bank;

•      Provide to the board of directors and to the executive committee the information and assistance needed in order to execute the tasks in risk management that were assigned to it by applicable law, the by-laws, the Council regulation and the regulation of the Risk Executive Committee; and

•      Approve the creation, modification and termination of other committees or decision bodies, its regulations and delegate to those committees or people authorization in risk management.

Risk Control Committee

•      Oversee Risk Identification and Assessment (RIA).

•      Conduct a full segment and regular follow up of all risks, checking if the risk profile is set in accordance with the risk appetite, the commercial and strategic plan and the budget approved by the board of directors.

•      Carry out an independent and periodical control of risk management activities, which include:

•      Full risk profile view of the different businesses, including among others, benchmarking of the main competitors of the bank and monitoring of key strategic projects.

•      Detect and report alerts on relevant risks as well as possible breaches or other significant aspects regarding risks.

•      Monitor the observance of appetite and risk policies, advising the board risk committee on these issues.

•      Support and assist the board in carrying out stress tests, in particular valuing the scenarios and assumptions to be used in these tests, valuing the results and analyzing the measures proposed by the risk function as a consequence of the results.

•      Validate the information on risks that must be submitted to the board of directors when so required and without prejudice to the direct access to the person responsible for the risk function (Chief Risk Officer or Risk VPE) to the board.

•      Supervise measures taken in regard to risks to comply with the recommendations and directions issued by the supervisory authorities in the exercise of its function and the Santander Brasil's audit.

•      Provide the board of directors, through the board risk committee, and the executive committee the information and assistance needed regarding risks for the fulfillment of its functions in risk management matters assigned to it by law, the by-laws, the Council regulation and the regulation of the Risk Control Committee – RCC.

Risk Executive Vice President

CFO Executive Vice President

Executive Vice President for Finance, Strategy and Corporate Affairs.

Permanent guests:
Chief Audit Officer

Risk Executive Superintendents

Compliance Officer

T&O Officer

Biweekly

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

For financing products offered to SMEs (retail business), the credit risk approval process can involve an automated scoring system, based on credit policies, and/or be manually and individually analyzed and approved, based on the creditworthiness of the SME, in accordance with the respective credit risk approval authority levels developed internally. This preliminary analysis also generates a credit risk rating based on our internal models. Additional information, such as the characteristics of the financing product being offered, including related terms and conditions and collateral granted in connection therewith, is also taken into account as part of the approval process.

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

The following table presents the individuals or organizational bodies authorized to make extensions of credit to retail borrowers for the amounts specified:

Authorization Required	Amount
Branch(1)	Up to R$500 thousand
Decision centers(2)	Up to R$25 million
Retail Risk Higher Committee and Wholesale(3)	Up to U$70 million

(1)	For individuals, the maximum value is R$200,000. For SMEs, the maximum is R$500,000.

(2)	Members of risk decision-making centers include superintendents and other representatives of the risk area.

(3)	Members of the higher Risk Committee include, among others, the officers of Wholesale, Retail, Market Risk, Recovery and representatives of the Risk departments.

Wholesale Lending

With respect to our Global Corporate Banking customers, the approval process is determined for each customer class and product separately. Credit requests by our GCB (Global Corporate Banking) customers, a group of entities, are approved by the superior risk committee or by the Brazil executive risk committee. Credit requests by our corporate customers in our Global Corporate Banking segment (corporations with annual revenues in excess of R$200 million) must be approved by the relevant credit committees.

Authorization Required	Amount Corporate Customers (GCB)	Amount Corporate Customers
Core Corporate Committee	N.A.	Up to R$6 million
Corporate Regional Committee	N.A.	Up to R$15 million
Super Regional Corporate Committee	N.A.	Up to R$25 million
Territorial Risk Committee	N.A.	Up to R$60 million
GCB Local Committee	Up to U.S.$20 million	N.A.
Superior Risk Committee (1)	Up to U.S.$70 million	Up to U$70 million

(1)	Members of the Superior Risk Committee include, among others, the officers of Wholesale, Retail, Market Risk, Recovery and representatives of Risk departments.

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

Credit lines to Global Corporate Banking customers and related credit quality are reviewed on an annual basis. There is a monitoring procedure and, for any specific concern in regard to the credit quality of a certain customer, we use a system of customer monitoring known as FEVE (Firms for Special Vigilance), with possible actions to be taken under the following categories: “monitor”, “reduce exposure”, “seek collateral” or “cancel”. A customer subject to action under one of these categories will be reviewed on a quarterly or a semi-annual basis, depending on the situation.

We use proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the customer's history, with the exception of certain portfolios classified as “low default portfolios”. These ratings and models are used in our loan approval and risk monitoring processes.

The table below shows the internal risk rating levels and their corresponding probability of default:

Internal Risk Rating	Probability of Default
Low	Smaller than 2.1%
Medium-low	Bigger than 2.1% and Smaller than 4.1%
Medium	Bigger than 4.1% and Smaller of 6.3%
Medium-high	Bigger than 6.3% and Smaller 10.0%
High	Bigger than 10.0%

For a breakdown of our portfolio by internal risk rating, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Movements in Allowances for Impairment Losses—Internal Risk Rating”.

Recovery

Our business recovery area is responsible for all of our non-performing portfolios. This area defines, implements and monitors strategies and performance related to non-performing portfolios, seeking to ensure maximum efficiency in recovery subject to applicable Brazilian law and regulation.

The business recovery area uses statistical tools to study the behavior of clients and develop strategies for more effective recovery. Customers with greater probability of payment are classified as low risk customers and those with a low probability of payment are classified as high risk. The aforementioned risk classification determines the intensity of collection efforts expended.

The channels of operation are defined as “Mapa de Responsabilidade”, (Responsibility Map), using the time value of default versus risk value, in addition to other characteristics, to create strategies for recovery.

Our credit recovery tools include daily contact through our call center, inclusion of defaulting clients within external sources of credit protection, sending collection letters, and direct contact through our branch network. In addition to the aforementioned tools, we use the following strategies:

•	Internal teams specialized in restructuring and debt recovery work directly with defaulting clients with loans of higher values and/or overdue more than 60 days.

•	We use specialized external firms to collect, report and assess high-risk customers. These firms are remunerated according to pre-established percentages applied to the amounts recovered.

Once we have exhausted all of the credit recovery resources available to us, we conduct sales of any remaining non-performing loans. These sales of non-performing loans are held periodically through an auction process, with the aim of obtaining optimal prices in the markets and thereby reduce the impact on us.

Executive Financial Committee

Our asset and liability management strategy is defined by the executive financial committee, which operates under the strict guidelines and procedures established by the Santander Group. Members of the executive financial committee include our Chief Executive Officer, Chief Financial Officer, Treasurer, Vice President Executive Officer of Risk Management, Vice President Executive Officer of Global Corporate Banking operations, Senior Vice President Executive Officer of Retail Banking, the Head of ALM and our Chief Economist, among others. The executive financial committee establishes our funding strategy, structural balance sheet interest rate position and capital management. It uses several risk metrics to monitor the impact of market conditions, including interest rate margin sensitivities. Other financial committee activities include the establishment of transfer pricing policies, management of risk-weighted assets and economic capital exposure, management of local regulatory capital and decision making on capital instrument issuances, each of which is in line with the Santander Group’s guidelines and limits.

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

Credit spread risk

Credit spread risk arises where changes in credit spread curves associated with specific issuers and debt types may adversely affect the value of a financial instrument, a portfolio or adversely affect Santander Group as a whole. The “spread” refers to the margin charged on financial instruments based on benchmark rates (i.e. the difference between the rate on the relevant instrument and the underlying benchmark rate), with the latter usually being the internal rate of return of government bonds and interbank interest rates.

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

Inflation risk

Inflation risk is the risk that changes in inflation rates may adversely affect the value of a financial instrument, a portfolio or Santander Group as a whole.

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

These policies, procedures and limits on market risk are applicable to all units, businesses or portfolios susceptible to market risk, and rest on five basic pillars, which we believe are vital for correct management of market risks:

i.	Market and structural risk measurement, analysis and control;

ii.	Calculation, analysis, explanation and reconciliation of profit and loss (P&L);

iii.	Definition, capture, validation and distribution of market data;

iv.	Definition of limits, products and underlyings; and

v.	Consolidation of information.

In turn, our market risk management is guided by the following basic principles:

i.	Independence of the trading and balance sheet activities;

ii.	Global overview of the risks taken;

iii.	Definition of limits and empowerment;

iv.	Control and oversight;

v.	Homogeneous aggregated metrics;

vi.	Homogeneous and documented methodologies;

vii.	Measuring risk;

viii.	Information consolidation; and

ix.	Contingency plans and technical capability.

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

The market risk limits used by us are established along different metrics intended to cover all activity subject to market risk from many perspectives, applying criteria we believe to be conservative. The principal limits include:

Trading limits

VaR limits;

i.	limits of equivalent positions and/or nominal;

ii.	sensitivity limits to interest rates;

iii.	vega limits;

iv.	risk limits of delivery by short positions in securities (fixed income and equities); and

v.	limits aimed at reducing the volume of effective losses or protecting results already generated during the period:

•	loss trigger; and

•	stop loss.

Structural limits

i.	structural interest rate risk of the balance sheet:

•	sensitivity limit of net interest margin over a one year horizon; and

•	sensitivity limit of market value of equity;

ii.	structural exchange rate risk comprised of the net position in each currency; and

iii.	liquidity risk: limits defined based on several stress scenarios.

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

•	Stressed VaR: our stressed VaR model uses the same calculation methodology as VaR with the following two exceptions: (i) the stressed VaR uses a window of 250 days, instead of 520 days for the VaR; (ii) unlike when calculating the VaR the higher of the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, only the uniformly weighted percentile is used. All the other aspects regarding the methodology and the inputs for calculating the stressed VaR are the same as those for the VaR. To determine the period of observation the methodology area has analyzed the history of the main market risk factors, which were chosen on the basis of expert criteria, and taking into account the most significant positions of our portfolio.

•	Stress Test: this is a simulation technique, which consists of estimating the potential impact on results by applying different stress scenarios to all the trading portfolios and considering the same assumptions according to the relevant risk factor. These scenarios can replicate events that happened in the past (such as crisis events) or hypothetical scenarios that do not correspond to past events. These results are analyzed at least monthly and, along with the VaR provide a fuller spectrum of the risk profile.

•	Sensitivities: our market risk sensitivity measures are those that gauge the change (or sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors may be obtained through analytical approximations by partial derivatives or through a full revaluation of the portfolio.

Non-trading Activities

•	Interest rate gap of assets and liabilities: interest rate gap analysis focuses on lags or mismatches between changes in the value of assets, liabilities and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of eventual interest rate movements on net interest margin or equity. All on- and off-balance sheet items must be broken down by their flows and analyzed in terms of re-pricing and maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates are made of their duration and sensitivity.

•	Net interest margin (“NIM”) sensitivity: The sensitivity of net interest margin measures the change in the short- and medium-term in the accruals expected over a 12-month horizon, in response to a shift in the yield curve. The yield curve is calculated by simulating the net interest margin, both for a scenario of a shift in the yield curve, as well as for the current scenario. The sensitivity is the difference between the calculation of the two margins.

•	Market value of equity (“MVE”) sensitivity: Net worth sensitivity measures the interest risk implicit in net worth (equity) over the entire life of the operation on the basis of the effect that a change in interest rates has on the current values of financial assets and liabilities. This is an additional measure to the sensitivity of the net interest margin.

•	Value at risk: The VaR for balance sheet activity and investment portfolios is calculated with the same standard as for trading and historical simulation, with a confidence level of 99.0% and a time frame of one day.

•	Analysis of scenarios of stress test: We apply three scenarios for the performance of interest rates: six standard deviations up and six standard deviations down of risk factors and one abrupt scenario in which risk factors are increased by 50.0% up and down from current levels. These scenarios are applied to the balance sheet, obtaining the impact on net worth, as well as the projections of net interest revenue for the year.

•	Liquidity risk: Liquidity risk is associated with our capacity to finance our commitments at reasonable market prices, as well as to carry out our business plans with stable sources of funding. We permanently monitor maximum gap profiles. The measures used to control liquidity risk are the liquidity gap, stress scenarios and contingency plans.

•	Liquidity gap: The liquidity gap provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which we operate. The gap measures the net need or excess of funds at a particular date and reflects the level of liquidity maintained under normal market conditions.

•	Analysis of scenarios/contingency plan: The contingency plan includes the local and external activities and consists of a formal set of preventive and corrective actions taken in times of liquidity crises. Using analysis of historical scenarios and simulations of impacts on bank liquidity we define action plans and contingencies to establish roles and responsibilities and levels to trigger the contingency plan. Each unit should prepare its contingency plan. Additionally, Santander Spain must be periodically informed about the contingency plan of each subsidiary. The frequency with which this plan must be updated depends on market liquidity conditions.

Quantitative Analysis

Trading Activity

Quantitative analysis of daily VaR in 2015

Our risk performance with regard to trading activity in financial markets between 2013 and 2015, measured by daily VaR (measured at a 99% of confidence level, over a one day time frame), is shown in the following graph.

During 2015, VaR fluctuated between R$16.7 million and R$299.7 million, its highest level in recent years. In comparison, in 2014, VaR fluctuated between R$15.7 million and R$71.7 million. VaR remained relatively stable over most of 2015, with significantly higher levels in October 2015, due to uncertainties relating to the global and domestic economic scenarios, including the possibility of the US Federal Reserve raising its base interest rate for the first time in 9 years (which it raised in December 2015) and the probable adverse effects of such increase on Brazilian assets and Brazilian market liquidity. As a result, we decided to take certain large foreign exchange rate related positions (BRL/USD). As of December 31, 2015, VaR was mainly driven by interest rate positions.

The histogram below shows the distribution of average risk in terms of VaR between 2014 and 2015 where we can notice the large fluctuations during this period.

VaR by Risk Factor

The minimum, maximum, average and year-end 2015 VaR values by risk factor were as follows:

	2015
	Dec-14	Low	Average	High	Dec-15
	(in millions of R$)
Trading VaR	27.38	16.66	76.82	299.66	44.76
Diversification Effect	(1.79)	(2.25)	(25.04)	(184.86)	(3.85)
Interest Rate VaR	26.48	17.20	35.67	98.96	39.97
Equity VaR	0.76	0.47	3.33	83.09	2.55
Foreign Exchange VaR	1.92	1.25	62.86	302.47	6.10

The average VaR for 2015 was R$76.8 million, with most of the risk due to foreign exchange and interest rate positions. Santander Brasil was relatively conservative in equity trading activity.

The average VaR of the three main risk factors, interest rates, equity prices and exchange rates, were R$35.67 million, R$3.33 million and R$62.86 million, respectively, with a negative average diversification effect of R$25.04 million. The chart below shows the evolution of the risk groups VaR interest rates (IR), VaR exchange rates (FX) and VaR equity prices (EQ) (at a 99% confidence level, over a day time frame and a 15 day moving average).

Risk management of structured derivatives

Our structured derivatives activity is mainly focused on designing investment products and managing hedging risks for clients. Our risk management is focused on ensuring that the net risk exposure is the lowest possible. These transactions include options on equities, currencies, fixed-income instruments and mostly market making books.

The chart below shows the VaR Vega performance of our structured derivatives business in 2013, 2014 and 2015, which fluctuated around an average of R$2.9 million. In general, the periods with higher VaR Vega levels are related to episodes of significant increases in market volatility.

Scenario analysis

Different stress test scenarios were analyzed during 2015. A correlation break scenario generated the results presented below.

Worst Case Scenario

The table below shows the maximum daily losses for each risk factor (fixed-income, equities and currencies) as of December 31, 2015, in a scenario that uses historical volatilities and simulates variations of the risk factors for +/-3 and +/-6 standard deviations on a daily basis. From this group of scenarios, we generate a table of stress test results, which identifies the largest loss per risk factor. The sum of the largest losses of each risk factor is the result of the Worst Case Scenario, which considers the break of correlation between risk factors.

Worst Case Stress Test	Exchange Rate	Fixed Income	Equity	Total
	(in millions of R$)
Total trading	(18.1)	(30.5)	(0.2)	(48.8)

The stress test shows that the economic loss suffered by the group in the marked-to-market result would be, if this scenario materialized in the market, R$48.8 million.

Non-trading Activity

Quantitative Analysis of Interest Rate Risk in 2015

Convertible Currencies

At the end of 2015, the sensitivity of net interest margin at one year, to a parallel rise of 100 basis points in the local yield curve was R$525 million.

In addition, at the end of 2015, the sensitivity of net worth to parallel rises of 100 basis points in the yield curves was R$1,800 million in the local currency yield curve.

Structural Gap

The following table shows the managerial gaps between the re-pricing dates of our assets and liabilities as of December 31, 2015 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
	(in millions of R$)
Structural Gap
Money Market	233,516	(29,984)	13,879	8,076	5,595	5,118	5,075	27,271	(76,770)
Loans	252,463	67,968	32,462	30,318	37,631	44,254	12,343	17,773	4,031
Permanent	19,005	3,823	(2,776)	(813)	(1,470)	(7,154)	(3,489)	(5,339)	(14,369)
Other	185,575	(25,550)	(269)	(270)	(527)	(172)	(88)	—	1,948
Total Assets	680,559	16,257	43,297	37,311	41,229	42,047	13,842	39,705	(85,160)
Money Market	(219,341)	(82,479)	—	—	—	—	—	—	(112,554)
Deposits	(202,525)	(137,788)	(7,264)	(6,128)	(9,592)	(17,369)	(6,192)	(6,159)	(12,032)
Equity and Other	(258,693)	(139,400)	(16,347)	(11,392)	(11,821)	(12,936)	(1,612)	(632)	(307)
Total Liabilities	(680,559)	(359,667)	(23,610)	(17,520)	(21,413)	(30,305)	(7,804)	(6,792)	(124,892)
– Balance Gap	—	(343,410)	19,686	19,791	19,817	11,742	6,038	32,914	(210,052)
Off-Balance Gap	—	(58,178)	(1,030)	20,802	45,957	16,110	3,876	8,243	55,255
Total Structural Gap	—	(401,588)	(18,656)	40,593	65,774	27,851	9,914	41,156	(154,797)
Accumulated Gap	—	(401,588)	(382,932)	(342,339)	(276,565)	(248,714)	(238,800)	(197,644)	(352,441)

The interest rate risk of our balance sheet management portfolios, measured by the sensitivity of the net margin to a parallel movement of 100 basis points, increased R$35 million during 2015, reaching a maximum of R$582 million in February. The sensitivity of the market value decreased R$46 million during 2015, reaching a maximum of R$2,094 million in May. The main factors in 2015 that influenced sensitivity were the volatility of the yield curve, the portfolio decay and the effect of liquidity.

The following chart shows our NIM and MVE sensitivity during each month in 2015.

Interest Rate Risk Profile as of December 31, 2015

The currency gap tables below show the managerial distribution of risk by maturity and currency in Brazil as of December 31, 2015 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Gaps in local currency
Money Market	186,086	(30,225)	13,788	7,555	4,832	2,086	944	1,956	(76,776)
Loans	207,735	57,969	20,920	18,683	26,639	42,261	12,066	17,763	5,755
Permanent	18,782	(89,930)	(2,871)	(844)	(1,485)	(7,154)	(3,489)	(5,339)	—
Others	104,102	(25,550)	(269)	(270)	(527)	(172)	(88)	—	—
Total Assets	516,704	(87,737)	31,568	25,123	29,458	37,021	9,434	14,381	(71,021)
Money Market	(197,333)	(82,479)	—	—	—	—	—	—	(111,011)
Deposits	(192,375)	(131,430)	(4,508)	(5,887)	(9,079)	(17,172)	(6,108)	(6,159)	(12,032)
Equity and Other	(126,996)	(37,715)	(2,674)	(3,280)	(6,730)	(11,950)	(1,414)	(198)	—
Total Liabilities	(516,704)	(251,625)	(7,182)	(9,167)	(15,809)	(29,122)	(7,523)	(6,358)	(123,042)
Off-Balance Gap	245	(50,742)	(12,338)	6,213	(11,140)	7,301	2,458	6,086	91,282
Gap	245	(390,103)	11,998	9,744	2,509	15,199	4,369	14,109	(102,781)

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive
Gaps in foreign currency
Money Market	37,431	241	91	521	764	3,033	4,131	23,315	6
Loans	44,728	9,999	11,542	11,636	10,993	1,993	277	10	(1,724)
Permanent	223	93,753	95	31	15	—	—	—	(14,369)
Others	81,473	—	—	—	—	—	—	—	(1,948)
Total Assets	163,855	103,994	11,728	12,188	11,771	5,026	4,408	25,325	(14,139)
Money Market	(22,008)	—	—	—	—	—	—	—	(1,543)
Deposits	(10,149)	(6,358)	(2,755)	(242)	(513)	(197)	(84)	—	—
Equity and Other	(131,698)	(101,685)	(13,673)	(8,112)	(5,091)	(986)	(197)	(434)	(307)
Total Liabilities	(163,855)	(108,043)	(16,429)	(8,353)	(5,604)	(1,183)	(281)	(434)	(1,850)
Off-Balance Gap	(245)	(7,435)	11,358	27,014	57,098	8,809	1,418	2,157	(36,027)
Gap	(245)	(11,485)	6,658	30,849	63,265	12,652	5,545	27,047	(52,015)

Market Risk: VaR Consolidated Analysis

Our total daily VaR as of December 31, 2014 and December 31, 2015, broken down by trading and structural (non-trading) portfolios, is set forth below. Our VaR data for trading and non-trading portfolios were summed and thus do not reflect the diversification effect.

	2015				2014
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading	16.7	76.8	299.7	44.8	27.4
Non-trading	643.4	857.3	1,100.9	911.6	605.4
Diversification effect	—	—	—	—	—
Total	660.1	934.1	1,400.6	956.3	632.8

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk were as set forth below:

Interest Rate Risk

	2015				2014
	Low	Average	High	Period End	Period End
	(in millions of R$)
Interest rate risk
Trading	17.2	35.7	99.0	40.0	26.5
Non-trading	643.4	857.3	1,100.9	911.6	605.4
Diversification effect	—	—	—	—	—
Total	660.6	892.9	1,199.9	951.5	631.9

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Foreign Exchange Rate Risk

	2015				2014
	Low	Average	High	Period End	Period End
	(in millions of R$)
Exchange rate risk
Trading	1.2	62.9	302.5	6.1	1.9
Non–trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	—	—	—	—	—
Total	1.2	62.9	302.5	6.1	1.9

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Equity Price Risk

	2015				2014
	Low	Average	High	Period End	Period End
	(in millions of R$)
Equity price risk
Trading	0.5	3.3	83.1	2.5	0.8
Non–trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	—	—	—	—	—
Total	0.5	3.3	83.1	2.5	0.8

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates by activity were as set forth below:

	2015				2014
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading
Interest rate risk	17.2	35.7	99.0	40.0	26.5
Exchange rate risk	1.2	62.9	302.5	6.1	1.9
Equity	0.5	3.3	83.1	2.5	0.8
Total	16.7	76.8	299.7	44.8	29.2
Non-trading interest rate
Interest rate	643.4	857.3	1,100.9	911.6	605.4
Non-trading foreign exchange
Exchange rate	N.A.	N.A.	N.A.	N.A.	N.A.
Non-trading equity
Equity	N.A.	N.A.	N.A.	N.A.	N.A.
Total	643.4	857.3	1,100.9	911.6	605.4
Total (Trading + Non-Trading)	660.1	934.1	1,400.6	956.3	634.6
Interest rate	660.6	892.9	1,199.9	951.5	631.9
Exchange rate	1.2	62.9	302.5	6.1	1.9
Equity	0.5	3.3	83.1	2.5	0.8

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Operational Risk

Operational risk losses can occur due to inadequate processes, people and systems failures or even from external events such as natural disasters, terrorism, robbery and vandalism. Operational risk losses may result in financial losses, adversely affect the continuity of our business and also negatively affect the public’s image of us.

To accomplish our operational risk objectives, we have established an organizational structure which assigns roles and responsibilities to employees involved in the management of operational risks with the objective of continuously improving and developing our management and control of operational risks. In this context, we have adopted the following organizational structure reporting to senior management, which is part of the corporate governance framework:

•	Executive Operational Risk Committee: A senior independent committee with decision-making autonomy, responsible for contributing to the definition of the strategies and guidelines for the management and control of operational, technological and business continuity risks;

•	Operational Risk Forum: An independent mid-management level forum, responsible for implementing and disseminating cultural norms, defining methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk;

•	Non-Financial Risk Unit: Responsible for monitoring and ensuring sound operational and technological risk management practices throughout the organization. It is also responsible for implementing and disseminating our operational risk culture, defining methodologies, policies, tools, training and applicable procedures and requirements for the effective management of operational risk and of ensuring there is adequate business contingency planning in place throughout the organization.

The unit assists managerial staff in meeting their strategic objectives by strengthening the decision-making process and optimizing execution of daily activities. Contributes to the prevention and reduction of losses due to operational risk, based on industry best practices for identifying, assessing, monitoring, management and control of risks, and ensure we are in compliance with regulatory requirements.

Objectives

Environmental and Social Risk

We have an environmental and social risk management system for analyzing clients in the Global Corporate Banking segment. Under this system, clients with credit limits and/or risk greater than R$1.0 million are screened for environmental and social concerns, such as contaminated land, illegal deforestation, labor violations and other major environmental and social issues for which there are potential legal penalties. In 2015, we screened approximately 2,570 wholesale corporate clients, including about 40 major new projects, both Equator Principles and non-Equator Principles, for these types of risks. A specialized team with backgrounds in biology, health and safety engineering, chemical engineering and geology monitors our customers’ environmental practices. Our financial analysts assess the damage that unfavorable environmental conditions may cause to our customers’ financial condition and collateral, among other effects. Furthermore, Global Corporate Banking segment clients, when starting their commercial relationship with us, are screened for environmental and social concerns by the new clients’ acceptance area. The social and environmental risk unit uses software that optimizes, organizes and standardizes the analysis process, leading to more precise monitoring of clients. Our monitoring activity focuses on preserving our capital and our reputation in the market. We constantly train our credit and commercial areas about how to apply environmental and social risk standards in the credit approval process for companies. The areas responsible for hiring any supplier must identify potential environmental risks and opportunities. Suppliers must comply with standards required by applicable environmental and labor legislation.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A. Debt Securities

Not applicable.

12B. Warrants and Rights

Not applicable.

12C. Other Securities

Not applicable.

12D. American Depositary Receipts

Depositary

The Bank of New York Mellon, or BNYM, has acted as depositary in relation to our ADR program since October 20, 2015. The principal executive office of BNYM is located at One Wall Street, New York, New York 10286, United States. Prior to such date, JP Morgan Chase Bank, N.A., or J.P. Morgan acted as depositary for our ADR program.

Fees and Expenses

BNYM, as depositary, may charge the following fees and expenses to the ADR holders, any party depositing or withdrawing Units or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), as applicable:

•	a fee of U.S.$5.00 or less for each 100 ADRs (or portion thereof) issued, delivered or surrendered, as the case may be;

•	a fee of U.S.$0.05 or less per ADR (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee of U.S.$0.05 or less per ADR (or portion thereof) per annum for depositary services;

•	a fee for the distribution of securities or of rights (where the depositary will not exercise or sell those rights on behalf of the ADR holders), such fee being in an amount equal to the fee for the execution and delivery of ADRs which would have been charged as a result of the deposit of such securities under the deposit agreement entered into with BNYM (for these purposes treating all such securities as if they were Units) but which securities are instead distributed by the depositary to the ADR holders;

•	such registration fees as may from time to time be in effect for the registration of transfers of Units generally on the registrar’s unit register and applicable to transfers of Units to or from the name of the depositary or its nominee or the name of the custodian for the depositary or its nominee on the making of deposits or withdrawals;

•	certain other cable and facsimile transmission fees and expenses;

•	such expenses as are incurred by the depositary in the conversion of foreign currency;

•	stock transfer or other taxes and other governmental charges; and

•	any other charges payable by the depositary or the custodian of the depositary, any of the depositary’s or such custodian’s agents or the agents of the depositary’s or such custodian’s agents, in connection with the servicing of Units or other deposited securities (which charges shall be assessed against the ADR holders as of the date or dates set by the depositary in accordance with the deposit agreement which we have entered into with BNYM and shall be payable at the sole discretion of the depositary by billing those ADR holders for those charges or by deducting those charges from one or more cash dividends or other cash distributions).

The depositary may collect any of its fees by deduction from any cash distribution payable, or by selling a portion of any securities to be distributed, to ADR holders that are obligated to pay those fees.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Direct and Indirect Payments

Previous Depositary

Under our arrangements with J.P. Morgan, as our previous depositary, J.P. Morgan had agreed to reimburse certain reasonable expenses incurred by us in connection with the ADR program (such as, among others, legal and accounting fees incurred by us in connection with the ADR program, as well as third-party expenses paid directly and fees waived). For the year ended December 31, 2015, such reimbursements amounted to U.S.$4.3 million.

Current Depositary

BNYM, as our current depositary, has agreed to reimburse us for certain expenses related to the establishment and maintenance of the ADR program including, among others, expenses incurred in connection with investor relations activities and any other ADR program expenses. Under certain circumstances, including the removal of BNYM as depositary, we are required to repay to BNYM amounts reimbursed in prior periods. As of the date of this annual report, we have not received any reimbursements from BNYM for the year ended December 31, 2015.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No matters to report.

ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

As of December 31, 2015, under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial officer and Chief Accounting Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer concluded that our disclosure controls and procedures are effective in ensuring that information we are required to disclose in the reports we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as appropriate to allow timely decisions regarding required disclosures.

Additionally to this and in accordance with the legal requirements (Resolutions 2,554/98 and Circular 3,467/09), we produced and issued an internal report on March 11, 2016, according to the Brazilian Central Bank’s requirements regarding the effectiveness of the internal control environment.

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

We have adapted our internal control over financial reporting to the most rigorous international standards and comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its Internal Control – Integrated Framework 2013. These guidelines have been extended and installed in our Group companies, applying a common methodology and standardizing the procedures for identifying processes, risks and controls.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015, based on the framework set by the COSO Integrated Framework 2013.

Based on this assessment, which was carried out through April 28, 2016, our management concluded that, as of December 31, 2015, its internal control over financial reporting was effective based on those criteria.

15C. Audit Report of the Registered Public Accounting Firm

For the report of Deloitte Touche Tohmatsu Auditores Independentes, our Registered Public Accounting firm, dated April 29, 2016, on the effectiveness of our Internal Control over financial reporting as of December 31, 2015, see “Item 18. Financial Statements”.

15D. Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that one of the members of our audit committee, Mr. Luiz Carlos Nannini is an “Audit Committee Financial Expert” and meets the requirements set forth by the SEC and NYSE. He is, as are all other current members of the audit committee, deemed independent under the applicable Brazilian law and the regulations of the SEC and NYSE.

For more details about the audit committee see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Advisory Committees—Audit Committee”.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The balance of “Other general administrative expenses—Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I of the consolidated financial statements included elsewhere in this annual report) to their respective auditors, Deloitte Touche Tohmatsu Auditores Independentes, as follows:

	For the year ended December 31,
	2015	2014
	(in millions of R$)
Audit of the annual financial statements of the companies audited by Deloitte Touche Tohmatsu Auditores Independentes (constant scope of consolidation)	12.0	10.4
Audit related	1.5	1.3
Tax	—	0.1
All other	1.7	0.4
Total	15.2	12.2

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

Our audit committee observes Brazilian legislation and performs all the functions of an audit committee under Rule 10A-3. As provided in Brazilian law, our board of directors and the audit committee are distinct statutory entities. Moreover, according to Brazilian law, the function of hiring independent auditors is a power reserved exclusively to the board of directors of the company, under the specific and express recommendation issued from the audit committee, as the case may be, for the engagement or replacement of independent auditors, and our board of directors acts as our audit committee for the purposes of nominating such independent auditors.

Except in these respects, our audit committee is comparable to an audit committee of the board and performs the same functions of an American company. Our audit committee is able to act independently in carrying out the responsibilities of an audit committee under the Sarbanes-Oxley Act, meets the exemption requirements of Rule 10A-3(c)(3) and therefore is in compliance with Rule 10A-3 of the Securities Exchange Act.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table reflects purchases of our equity securities, including in the form of ADRs, by us or our affiliates in 2015.

Banco Santander (Brasil) S.A. – Buyback Program Units

2015	Total Number of Units Purchased	Average Price Paid per Unit in U.S.$	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number (or Approximate Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	375,000	12,704,997	375,000	44,253,662
February 1 to February 28	625,600	13,426,282	625,600	44,253,662
March 1 to March 31	972,300	13,819,410	972,300	44,253,662
April 1 to April 30	90,100	16,135,372	90,100	44,253,662
May 1 to May 31	1,020,200	16,164,268	1,020,200	44,253,662
June 1 to June 30	1,316,400	16,053,421	1,316,400	44,253,662
July 1 to July 31	139,000	15,722,928	139,000	44,253,662
August 1 to August 31	1,210,400	14,432,683	1,210,400	44,253,662
September 1 to September 30	3,137,200	14,110,324	3,137,200	44,253,662
October 1 to October 31	463,200	13,782,301	463,200	44,253,662
November 1 to November 30	453,800	15,155,773	453,800	39,391,314
December 1 to December 31	4,067,997	15,719,481	4,067,997	39,391,314
Total	10,778,761	—	10,778,761	—

(1)	The buyback program, as approved by our board of directors on November 3, 2015.

Banco Santander (Brasil) S.A. – Buyback Program ADRs

2015	Total Number of ADRs Purchased	Average Price Paid per ADR in U.S.$	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number (or Approximate Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	—	—	—	44,253,662
February 1 to February 28	—	—	—	44,253,662
March 1 to March 31	57,100	4,3657	57,100	44,253,662
April 1 to April 30	—	—	—	44,253,662
May 1 to May 31	—	—	—	44,253,662
June 1 to June 30	—	—	—	44,253,662
July 1 to July 31	—	—	—	44,253,662
August 1 to August 31	—	—	—	44,253,662
September 1 to September 30	—	—	—	44,253,662
October 1 to October 31	—	—	—	44,253,662
November 1 to November 30	—	—	—	39,391,314
December 1 to December 31	—	—	—	39,391,314
Total	57,100	—	57,100	—

(1)	The buyback program, as approved by our board of directors on November 3, 2015.

For further information on our buyback program, please see “Item 4. Information on the Company—A. History and Development of the Company—Important Events — Buyback Program”.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Deloitte Touche Tohmatsu Auditores Independentes was appointed to act as our independent public accounting firm to audit our consolidated financial statements for the fiscal years ended on December 31, 2014 and 2015 until the filling of this Form 20-F with the SEC. Deloitte Touche Tohmatsu Auditores Independentes was dismissed following a decision by Santander Spain and its Board of Directors to appoint PricewaterhouseCoopers, S.L. and its affiliates to be the independent registered public accounting firm of Santander Spain and of its consolidated group for the fiscal years ending December 31, 2016, 2017 and 2018. On March 18, 2016, our board of directors, as recommended by our audit committee, approved the appointment of PricewaterhouseCoopers Auditores, S.L. to act as our independent public accounting firm for the fiscal year beginning as of January 1, 2016.

Deloitte Touche Tohmatsu Auditores Independentes’ reports on our financial statements for the each of the fiscal years ended on December 31 2014 and 2015 did not contain an adverse opinion or disclaimer of opinion, nor was any report qualified or modified as to uncertainty, audit scope or accounting principles. During such fiscal years or any subsequent interim period preceding the dismissal, there were no disagreements with Deloitte Touche Tohmatsu Auditores Independentes on any matter of accounting principles or practices, financial statement disclosure, or scope of audit procedures, which disagreement, if not resolved to the satisfaction of Deloitte Touche Tohmatsu Auditores Independentes, would have caused Deloitte Touche Tohmatsu Auditores Independentes to make a reference to the subject matter of the disagreement in connection with its audit reports for such fiscal years.

We did not consult PricewaterhouseCoopers Auditores, S.L. during our two most recent fiscal years or any subsequent interim period as to the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

We have requested that Deloitte Touche Tohmatsu Auditores Independentes furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter is filed as Exhibit 16.1 to this Form 20-F.

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

The three pillars of the framework are (i) an organizational model based on functions subject to internal governance, (ii) terms of reference according to which Santander Spain exercises control and oversight over its subsidiaries and participates in specific decisions as their controlling shareholder, and (iii) corporate models establishing common guidelines for the management and control of Santander Spain’s subsidiaries, subject to local autonomy considerations. In general, the framework purports to implement organizational and procedural changes rather than mandating particular substantive outcomes. However, in some cases, and subject to the limitations there set forth, the framework states that Santander Spain may require that its subsidiaries make substantive changes or take specific actions. The framework enables Santander Spain to participate in the decision-making processes of its subsidiaries by requiring its approval of certain decisions that may have a significant impact on the Santander Group as a whole due to their significance or potential risk, such as decisions relating to mergers and acquisitions, capital structure, dividends and risk appetite, among other things. The framework also requires that a single person at each subsidiary be in charge of each function subject to internal governance and gives Santander Spain the authority to participate in the appointment, evaluation and compensation of each such person.

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

As a result of the precedence given to local legal requirements in the framework itself and in our adopting resolutions, we do not expect that the adoption of the corporate governance framework will affect our ability to comply with applicable corporate governance regulations, including the rules of the Brazilian Central Bank, CVM and BM&FBOVESPA, and SEC and NYSE rules applicable to foreign private issuers.

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. As a company with a majority of our voting shares being beneficially owned by another entity (Santander Spain), we are not required to comply with this rule. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Currently, our board of directors must have at least five members, at least 20.0% of which must be independent, as determined pursuant to Article 14 of our By-Laws. Currently, four members of our board of directors are deemed independent (representing 40% of the composition of our board of directors). Also, Brazilian Corporate Law, the Brazilian Central Bank and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation, duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While we believe that these rules provide adequate assurances that our directors are independent and meet the requisite qualification requirements under Brazilian law, we believe such rules would permit us to have directors that would not otherwise pass the test for director independence established by the NYSE. Brazilian Corporate Law requires that our directors be elected by our shareholders at an annual shareholders’ meeting. Currently, all of our directors are elected by our shareholders after recommendation of the nomination, governance and compliance committee, for a term of 2 years.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management members. Our Chief Executive Officer, Mr. Sergio Agapito Lires Rial, and the Senior Vice President Executive Officers, Mr. José de Paiva Ferreira and Conrado Engel are members of our board of directors. There is no requirement that our non-management directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.

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

In January 2016, our board of directors approved the terms for the establishment of our nomination, governance and compliance committee. The nomination, governance and compliance committee will oversee corporate governance and compliance at Santander Brasil.

CMN rules require us to have a compensation committee of at least three members. We have created the compensation committee, whose function is to advise our board of directors on matters in connection with, but not limited to (i) fixed and variable remuneration policies and benefits and (ii) the long-term incentive plan.

See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for a complete description of all of our board advisory committees.

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

CMN rules require us to have an audit committee of at least three independent members. The audit committee is elected by the board of directors. SEC Rule 10A-3 provides that the listing of securities of foreign private issuers will be exempt from the audit committee requirements if the issuer meets certain requirements. Our audit committee allows us to meet the requirements set forth by this rule. See “Item 16D. Exemptions from the Listing Standards for Audit Committees”.

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. We adopted a Code of Ethics on February 27, 2009, last revised on October 28, 2015, which regulates the conduct of our managers, officers and directors in connection with the disclosure and control of financial and accounting information and their access to privileged and non-public information. Our Code of Ethics complies with the requirements of the Sarbanes-Oxley Act and the NYSE rules.

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

Other Corporate Frameworks

On the recommendation of our controlling shareholder, our board of directors analyzed and approved the adoption of a series of corporate frameworks which aim to foster the adoption of best practices applicable to matters such as: (i) risk control; (ii) accounting and disclosure of financial information; (iii) risk assessment; (iv) communication and branding; (v) human resources; and (vi) money laundering protection. During 2015, a total of 17 frameworks (Marcos Corporativos) were assessed by the board of directors, adjusted to comply with applicable Brazilian laws and regulations. Once these frameworks are adopted by us, we believe they will enhance the formalization of our governance and internal controls structures.

Website

Our corporate governance codes, which do not form part of this annual report, are available to the public on our website in Portuguese and English at www.santander.com.br under the heading “Investor Relations—Corporate Governance”.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Consolidated Financial Statements are filed as part of this annual report, see pages F-1 to F-119.

ITEM 19. EXHIBITS

(a) Index to Consolidated Financial Statements

(b) List of Exhibits.

Exhibit Number	Description

1.1	English translation of the By-laws of Santander Brasil, amended and restated on December 14, 2015 (incorporated by reference to our Registration Statement on Form 6-K (file no. 001-34476) filed with the SEC on December 14, 2015).

2.1	Form of Deposit Agreement among Santander Brasil, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (file no. 333-207353 filed with the SEC on October 9, 2015).

2.2	Subordinated Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee (incorporated by reference to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).

2.3	First Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).

2.4	Second Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).

4.1	Option Plan to Purchase Share deposit Certificate of Santander Brasil (incorporated by reference to Attachment I to our Form 6-K/A filed with the SEC on January 6, 2010).

4.2	Long Term Incentive Plan – Investment in Deposit Share Certificate (“Units”) of Santander Brasil (incorporated by reference to Exhibit III to our Form 6-K (file no. 001-34476) filed with the SEC on September 27, 2011).

Exhibit Number	Description

4.3	Deferred Bonus Plans related to 2011 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 9, 2012).

4.4	Deferred Bonus Plans related to 2012 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 15, 2013).

4.5	Long Term Incentive Plan – Investment in Deposit Share Certificates (“Units”) of Santander Brasil (incorporated by reference to Exhibit V to our Form 6-K (file no. 001-34476) filed with the SEC on April 4, 2013).

4.6	Deferred Bonus Plans related to 2013 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on May 1, 2013).

4.7	Deferred Bonus Plans related to 2014 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on April 1, 2015).

4.8	Deferred Bonus Plans related to 2015 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on December 3, 2015).

8.1	List of Subsidiaries (incorporated by reference as Appendix I of our Consolidated Financial Statements filed with this Form 20-F).

11.1	English translation of the Code of Ethics of Santander Brasil.

12.1	Section 302 Certification by the principal executive officer.

12.2	Section 302 Certification by the principal financial officer.

13.1	Section 906 Certification by the Chief Executive Officer.

13.2	Section 906 Certification by the Chief Financial Officer.

15.1	Consent of Deloitte Touche Tohmatsu Auditores Independentes.

16.1	Letter regarding change in certifying accountant

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER (Brasil) S.A.

By:	/s/ Sergio Agapito Lires Rial
	Name:	Sergio Agapito Lires Rial
	Title:	Chief Executive Officer

Date: April 29, 2016

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED FINANCIAL STATEMENTS

Note	1	Introduction, basis of presentation of the consolidated financial statements and other information	F-	11
Note	2	Accounting policies and measurement bases	F-	13
Note	3	Change in the scope of consolidation	F-	29
Note	4	Cash and balances with the Brazilian Central Bank	F-	30
Note	5	Loans and amounts due from credit institutions	F-	30
Note	6	Debt instruments	F-	31
Note	7	Equity instruments	F-	31
Note	8	Derivatives financial instruments and Short positions	F-	32
Note	9	Loans and advances to customers	F-	39
Note	10	Non-current assets held for sale	F-	42
Note	11	Investments in associates and joint ventures	F-	43
Note	12	Tangible assets	F-	46
Note	13	Intangible assets - Goodwill	F-	47
Note	14	Intangible assets - Other intangible assets	F-	48
Note	15	Other assets	F-	49
Note	16	Deposits from the Brazilian Central Bank and Deposits from credit institutions	F-	49
Note	17	Customer deposits	F-	50
Note	18	Marketable debt securities	F-	50
Note	19	Subordinated liabilities	F-	52
Note	20	Debt Instruments Eligible to Compose Capital	F-	53
Note	21	Other financial liabilities	F-	53
Note	22	Provisions	F-	54
Note	23	Tax assets and liabilities	F-	63
Note	24	Other liabilities	F-	66
Note	25	Other Comprehensive Income	F-	66
Note	26	Non-controlling interests	F-	68
Note	27	Shareholders’ equity	F-	69
Note	28	Earnings per share	F-	73
Note	29	Operational Ratios	F-	74
Note	30	Interest and similar income	F-	74
Note	31	Interest expense and similar charges	F-	74
Note	32	Income from equity instruments	F-	75
Note	33	Fee and commission income	F-	75
Note	34	Fee and commission expense	F-	76
Note	35	Gains (losses) on financial assets and liabilities (net)	F-	76
Note	36	Exchange differences (net)	F-	76
Note	37	Other operating income (expense)	F-	76
Note	38	Personnel expenses	F-	76
Note	39	Other administrative expenses	F-	81
Note	40	Gains (losses) on disposal of assets not classified as non-current assets held for sale	F-	81
Note	41	Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations	F-	81
Note	42	Other disclosures	F-	82
Note	43	Operating segments	F-	88
Note	44	Related party transactions	F-	90
Note	45	Risk management	F-	98
Note	46	Supplementary information – Reconciliation of shareholders’ equity and net income	F-	113
Note	47	Subsequent events	F-	115
APPENDIX I		SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.	F-	115

Deloitte Touche Tohmatsu Rua Henri Dunant, 1383 4º ao 12º Andares - 04709-110 São Paulo - Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander (Brasil) S.A.

Sao Paulo - SP - Brazil

We have audited the accompanying consolidated balance sheets of Banco Santander (Brasil) S.A. and its subsidiaries (the “Bank”) as of December 31, 2015, 2014 and 2013, and the related consolidated income statements, statements of comprehensive income and changes in total equity, and cash flows statements for each of the three years in the period ended December 31, 2015, all expressed in Brazilian reais. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and its subsidiaries as of December 31, 2015, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board - IASB.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2016 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Auditores Independentes

São Paulo, Brazil

April 29, 2016

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

Deloitte Touche Tohmatsu Rua Henri Dunant, 1383 4º ao 12º Andares - 04709-110 São Paulo - Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander (Brasil) S.A.

Sao Paulo - SP - Brazil

We have audited the internal control over financial reporting of Banco Santander (Brasil) S.A. and its subsidiaries (the “Bank”) as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Banks’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards - IFRS, as issued by the International Accounting Standards Board – IASB. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards - IFRS, as issued by the International Accounting Standards Board – IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”), and our report dated April 29, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu

Auditores Independentes

São Paulo, Brazil

April 29, 2016

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
(Thousands of Brazilian Reais - R$)

Assets	Note	2015	2014	2013

Cash and Balances With The Brazilian Central Bank	4	89,143,353	55,903,848	51,714,210

Financial Assets Held For Trading		50,536,731	56,013,603	30,218,787
Debt instruments	6	25,193,598	47,106,811	22,840,499
Equity instruments	7	404,973	391,656	477,577
Trading derivatives	8	24,938,160	8,515,136	6,900,711

Other Financial Assets At Fair Value Through Profit Or Loss		2,080,234	996,694	1,298,296
Loans and amounts due from credit institutions	5	-	-	112
Debt instruments	6	1,506,570	93,900	105,850
Equity instruments	7	573,664	902,794	1,192,334

Available-For-Sale Financial Assets		68,265,606	75,164,342	46,287,082
Debt instruments	6	67,103,274	73,510,698	44,957,272
Equity instruments	7	1,162,332	1,653,644	1,329,810

Held to maturity investments	6	10,097,836	-	-

Loans and Receivables		306,268,788	264,607,746	258,777,511
Loans and amounts due from credit institutions	5	42,422,638	28,917,397	46,043,184
Loans and advances to customers	9	252,033,449	235,690,349	212,734,327
Debt instruments	6	11,812,701	-	-

Hedging Derivatives	8	1,312,202	212,552	322,817

Non-Current Assets Held For Sale	10	1,237,493	929,948	274,730

Investments in Associates and Joint Ventures	11	1,060,743	1,023,461	1,063,803

Tax Assets	23	34,769,848	23,019,696	22,060,488
Current		4,194,344	2,981,696	2,862,789
Deferred		30,575,504	20,038,000	19,197,699

Other Assets	15	3,802,118	5,066,726	5,084,668

Tangible Assets	12	7,005,914	7,071,036	6,885,927

Intangible Assets		29,813,662	30,221,258	29,064,376
Goodwill	13	28,332,719	28,270,955	27,217,565
Other intangible assets	14.a	1,480,943	1,950,303	1,846,811

TOTAL ASSETS		605,394,528	520,230,910	453,052,695

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
(Thousands of Brazilian Reais - R$)

Liabilities and Stockholders' Equity	Note	2015	2014	2013

Financial Liabilities Held For Trading		42,387,768	19,569,791	13,554,306
Trading derivatives	8	22,340,137	8,284,360	5,417,795
Short positions		20,047,631	11,285,431	8,136,511

Financial Liabilities at Amortized Cost		457,281,656	392,186,593	329,700,620
Deposits from Brazilian Central Bank and deposits from credit institutions	16	69,451,498	63,674,201	34,032,289
Customer deposits	17	243,042,872	220,644,019	200,155,677
Marketable debt securities	18	94,658,300	70,355,249	65,300,548
Subordinated debts	19	8,097,304	7,294,077	8,906,144
Debt Instruments Eligible to Compose Capital	20	9,959,037	6,773,312	-
Other financial liabilities	21	32,072,645	23,445,735	21,305,962

Hedging Derivatives	8	2,376,822	893,902	628,983

Provisions	22	11,409,677	11,127,444	10,892,388
Provisions for pensions funds and similar obligations		2,696,653	3,869,728	3,043,311
Provisions for judicial and administrative proceedings, commitments and other provisions		8,713,024	7,257,716	7,849,077

Tax Liabilities	23	5,253,125	12,423,002	11,693,338
Current		4,436,000	12,110,582	10,069,745
Deferred		817,125	312,420	1,623,593

Other Liabilities	24	6,850,196	5,346,885	4,927,758

Total Liabilities		525,559,244	441,547,617	371,397,393

Stockholders' Equity	27	83,531,754	80,105,041	83,339,506
Share capital		57,000,000	56,806,384	62,634,585
Reserves		24,388,967	20,594,135	17,673,134
Treasury shares		(423,953)	(445,501)	(291,707)
Option for Acquisition of Equity Instrument		(1,017,000)	(950,000)	-
Profit for the year attributable to the Parent		9,783,740	5,630,023	5,723,494
Less: dividends and remuneration		(6,200,000)	(1,530,000)	(2,400,000)

Other Comprehensive Income		(4,131,532)	(1,801,921)	(1,973,305)

Stockholders' Equity Attributable to the Parent		79,400,222	78,303,120	81,366,201

Non - Controlling Interests	26	435,062	380,173	289,101

Total Stockholders' Equity		79,835,284	78,683,293	81,655,302
Total Liabilities and Stockholders' Equity		605,394,528	520,230,910	453,052,695

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
(Thousands of Brazilian Reais - R$, except for per share data)

	Note	2015	2014	2013

Interest and similar income	30	69,870,200	58,923,916	51,217,046
Interest expense and similar charges	31	(38,533,089)	(31,695,404)	(22,737,825)
Interest Net Income		31,337,111	27,228,512	28,479,221
Income from equity instruments	32	142,881	222,302	81,286
Income from companies accounted for by the equity method	11	116,312	91,096	91,342
Fee and commission income	33	11,797,191	11,368,098	10,741,623
Fee and commission expense	34	(2,313,682)	(2,602,212)	(2,641,167)
Gains (losses) on financial assets and liabilities (net)	35	(20,002,859)	2,748,163	(1,145,887)
Financial assets held for trading		(19,936,801)	2,270,059	(2,599,638)
Other financial instruments at fair value through profit or loss		46,859	(77,624)	44,000
Financial instruments not measured at fair value through profit or loss		(120,523)	512,190	1,406,375
Other		7,606	43,538	3,376
Exchange differences (net)	36	10,084,420	(3,635,599)	551,059
Other operating income (expense)	37	(347,123)	(470,477)	(444,888)
Total Income		30,814,251	34,949,883	35,712,589
Administrative expenses		(14,515,132)	(13,941,816)	(13,850,360)
Personnel expenses	38	(7,798,792)	(7,203,442)	(7,045,610)
Other administrative expenses	39	(6,716,340)	(6,738,374)	(6,804,750)
Depreciation and amortization		(1,490,017)	(1,362,129)	(1,251,916)
Tangible assets	12	(1,029,706)	(872,749)	(726,989)
Intangible assets	14.a	(460,311)	(489,380)	(524,927)
Provisions (net)	22.b	(4,001,294)	(2,036,237)	(2,692,818)
Impairment losses on financial assets (net)		(13,633,989)	(11,271,605)	(14,118,071)
Loans and receivables	6&9.c	(13,110,319)	(11,193,571)	(13,899,789)
Other financial instruments not measured at fair value through profit or loss		(523,670)	(78,034)	(218,282)
Impairment losses on other assets (net)		(1,220,645)	3,751	(344,580)
Other intangible assets	14.a	(679,254)	(5,123)	(285,862)
Other assets	15	(541,391)	8,874	(58,718)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	40	780,615	86,846	459,890
Gains (losses) on non-current assets held for sale not classified as discontinued operations	41	50,493	14,636	103,523
Operating Profit Before Tax		(3,215,718)	6,443,329	4,018,257
Income taxes	23	13,049,544	(735,553)	(233,596)
Net Profit from Continuing Operations		9,833,826	5,707,776	3,784,661
Discontinued Operations	43	-	-	2,063,463
Consolidated Profit for the Year		9,833,826	5,707,776	5,848,124
Profit attributable to the Parent		9,783,740	5,630,023	5,723,494
Profit attributable to non-controlling interests	26	50,086	77,753	124,630

	Note	2015	2014	2013
Earnings Per Share (Brazilian Reais)	28
From Continued and Discontinued Operations
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares		1,236.96	709.69	719.89
Preferred shares		1,360.66	780.66	791.87
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares		1,235.79	709.40	719.60
Preferred shares		1,359.36	780.34	791.56
Net Profit attributable - Basic (Brazilian Reais)
Common shares		4,748,896	2,733,205	2,777,835
Preferred shares		5,034,844	2,896,818	2,945,659
Net Profit attributable - Diluted (Brazilian Reais)
Common shares		4,748,810	2,733,184	2,777,813
Preferred shares		5,034,930	2,896,839	2,945,681

From Continued operations
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares		1,236.96	709.69	460.35
Preferred shares		1,360.66	780.66	506.38
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares		1,235.79	709.40	460.16
Preferred shares		1,359.36	780.34	506.18
Net Profit attributable - Basic (Brazilian Reais)
Common shares		4,748,896	2,733,205	1,776,356
Preferred shares		5,034,844	2,896,818	1,883,675
Net Profit attributable - Diluted (Brazilian Reais)
Common shares		4,748,810	2,733,184	1,776,342
Preferred shares		5,034,930	2,896,839	1,883,689

From Discontinued operations
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares		-	-	259.54
Preferred shares		-	-	285.49
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares		-	-	259.43
Preferred shares		-	-	285.38
Net Profit attributable - Basic (Brazilian Reais)
Common shares		-	-	1,001,479
Preferred shares		-	-	1,061,984
Net Profit attributable - Diluted (Brazilian Reais)
Common shares		-	-	1,001,471
Preferred shares		-	-	1,061,992

Weighted average shares outstanding (in thousands) - Basic
Common shares		3,839,159	3,851,278	3,858,717
Preferred shares		3,700,299	3,710,746	3,719,858
Weighted average shares outstanding (in thousands) - Diluted
Common shares		3,842,744	3,852,823	3,860,239
Preferred shares		3,703,884	3,712,291	3,721,380

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Thousands of Brazilian Reais - R$)

	2015	2014	2013

Consolidated Profit for the Year	9,833,826	5,707,776	5,848,124

Other Comprehensive Income Which May be Reclassified to net Income:	(3,069,317)	720,473	(2,143,158)
Available-for-sale financial assets	(2,718,709)	545,239	(2,232,616)
Valuation adjustments	(4,155,414)	841,725	(2,456,005)
Amounts transferred to income statement	46,859	(39,746)	(1,406,375)
Income taxes	1,389,846	(256,740)	1,629,764
Cash flow hedges	(350,608)	175,234	89,459
Valuation adjustments	(842,073)	278,645	(53,682)
Amounts transferred to income statement	144,196	26,597	289,318
Income taxes	347,269	(130,008)	(146,177)
Net investment hedge	(791,228)	(181)	(398,759)
Net investment hedge	(1,460,720)	(301)	(664,597)
Income taxes	669,492	120	265,838
Exchange on investments Abroad	791,228	181	398,758
Exchange on investments Abroad	791,228	181	398,758

Other Comprehensive Income Which May not be Reclassified to net Income:	739,706	(549,089)	1,187,695
Defined benefits plan	739,706	(549,089)	1,187,695
Defined benefits plan	1,186,862	(912,636)	1,984,545
Income taxes	(447,156)	363,547	(796,850)

Total Comprehensive Income	7,504,215	5,879,160	4,892,661

Attributable to the parent	7,454,129	5,801,407	4,772,397
Attributable to non-controlling interests	50,086	77,753	120,264
Total	7,504,215	5,879,160	4,892,661

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(Thousands of Brazilian Reais - R$)

		Stockholders´ Equity Attributable to the Parent
									Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total	Available-for-sale Financial Assets	Defined Benefit Plans	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balances at December 31, 2012		62,634,585	14,644,576	(170,562)	-	5,482,606	(2,670,000)	79,921,205	1,760,670	(2,524,324)	303,410	(561,965)	78,898,996	237,130	79,136,126

Total comprehensive income		-	-	-	-	5,723,494	-	5,723,494	(2,232,617)	1,367,353	398,758	(309,300)	4,947,688	120,264	5,067,952
Appropriation of net profit for the year		-	5,482,606	-	-	(5,482,606)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.b	-	(2,670,000)	-	-	-	270,000	(2,400,000)	-	-	-	-	(2,400,000)	-	(2,400,000)
Share based payments	38.b	-	41,378	-	-	-	-	41,378	-	-	-	-	41,378	-	41,378
Treasury shares	27.d	-	-	(121,145)	-	-	-	(121,145)	-	-	-	-	(121,145)	-	(121,145)
Results of treasury shares	27.d	-	(716)	-	-	-	-	(716)	-	-	-	-	(716)	-	(716)
Other		-	175,290	-	-	-	-	175,290	-	(175,290)	-	-	-	(68,293)	(68,293)
Balances at December 31, 2013		62,634,585	17,673,134	(291,707)	-	5,723,494	(2,400,000)	83,339,506	(471,947)	(1,332,261)	702,168	(871,265)	81,366,201	289,101	81,655,302

Total comprehensive income		-	-	-	-	5,630,023	-	5,630,023	545,239	(549,089)	181	175,053	5,801,407	77,753	5,879,160
Appropriation of net profit for the year		-	5,723,494	-	-	(5,723,494)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.b	-	(2,400,000)	-	-	-	870,000	(1,530,000)	-	-	-	-	(1,530,000)	-	(1,530,000)
Share based payments	38.b	-	(89,339)	-	-	-	-	(89,339)	-	-	-	-	(89,339)	-	(89,339)
Treasury shares	27.d	-	-	(153,748)	-	-	-	(153,748)	-	-	-	-	(153,748)	-	(153,748)
Capital restructuring		(5,828,201)	(185,312)	(46)	-	-	-	(6,013,559)	-	-	-	-	(6,013,559)	-	(6,013,559)
Treasury shares income	27.d	-	(4,926)	-	-	-	-	(4,926)	-	-	-	-	(4,926)	-	(4,926)
Option for Acquisition of Equity Instrument	3.b	-	-	-	(950,000)	-	-	(950,000)	-	-	-	-	(950,000)	-	(950,000)
Other		-	(122,916)	-	-	-	-	(122,916)	-	-	-	-	(122,916)	13,319	(109,597)
Balances at December 31, 2014		56,806,384	20,594,135	(445,501)	(950,000)	5,630,023	(1,530,000)	80,105,041	73,292	(1,881,350)	702,349	(696,212)	78,303,120	380,173	78,683,293

Total comprehensive income		-	-	-	-	9,783,740	-	9,783,740	(2,718,709)	739,706	791,228	(1,141,836)	7,454,129	50,086	7,504,215
Appropriation of net profit for the year		-	5,630,023	-	-	(5,630,023)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.b	-	(1,530,000)	-	-	-	(4,670,000)	(6,200,000)	-	-	-	-	(6,200,000)	-	(6,200,000)
Share based payments	38.b	-	160,916	-	-	-	-	160,916	-	-	-	-	160,916	-	160,916
Treasury shares	27.d	-	-	(246,975)	-	-	-	(246,975)	-	-	-	-	(246,975)	-	(246,975)
Capital restructuring		-	-	(50)	-	-	-	(50)	-	-	-	-	(50)	-	(50)
Treasury shares income	27.d	-	(3,918)	-	-	-	-	(3,918)	-	-	-	-	(3,918)	-	(3,918)
Option for Acquisition of Equity Instrument	3.a	-	-	-	(67,000)	-	-	(67,000)	-	-	-	-	(67,000)	(240,000)	(307,000)
Cancellation of Shares	27.d	-	(268,573)	268,573	-	-	-	-	-	-	-	-	-	-	-
Other	27.a	193,616	(193,616)	-	-	-	-	-	-	-	-	-	-	244,803	244,803
Balances at December 31, 2015		57,000,000	24,388,967	(423,953)	(1,017,000)	9,783,740	(6,200,000)	83,531,754	(2,645,417)	(1,141,644)	1,493,577	(1,838,048)	79,400,222	435,062	79,835,284

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOWS STATEMENTS
(Thousands of Brazilian Reais - R$)

	Note	2015	2014	2013
1. Cash Flows From Operating Activities
Consolidated profit for the year		9,833,826	5,707,776	5,848,124
Adjustments to profit		(1,555,376)	11,036,674	13,637,304
Depreciation of tangible assets	12	1,029,706	872,749	726,989
Amortization of intangible assets	14	460,311	489,380	524,927
Impairment losses on other assets (net)		1,220,645	(3,751)	344,580
Provisions and Impairment losses on financial assets (net)		17,635,283	13,307,842	16,810,889
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(831,108)	(101,482)	(563,413)
Share of results of entities accounted for using the equity method	11	(116,312)	(91,096)	(91,342)
Changes in deferred tax assets and liabilities	23.d	(9,417,913)	(2,055,872)	(2,537,771)
Discontinued operations		-	-	1,174
Monetary Adjustment of Escrow Deposits		(650,314)	(433,296)	(367,536)
Recoverable Taxes		(985,776)	(332,265)	(208,501)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		(2,106,652)	(521,270)	(1,043,357)
Others (1)		(7,793,246)	(94,265)	40,665
Net (increase) decrease in operating assets		(79,770,025)	(89,899,611)	(26,811,859)
Balance with the Brazilian Central Bank		(35,884,381)	2,063,056	3,239,600
Financial assets held for trading		5,476,872	(25,794,816)	1,449,177
Other financial assets at fair value through profit or loss		(1,607,210)	223,568	(96,489)
Available-for-sale financial assets		(16,354,040)	(29,116,008)	(5,645,404)
Loans and receivables		(30,420,173)	(38,070,720)	(27,121,769)
Held to maturity investments		318,169	-	-
Other assets		(1,299,262)	795,309	1,705,929
Discontinued operations		-	-	(342,903)
Net increase (decrease) in operating liabilities		76,687,887	69,113,699	29,205,900
Financial liabilities held for trading		22,817,977	6,010,910	8,202,570
Financial liabilities at amortized cost		53,503,471	61,706,449	21,359,301
Other liabilities		366,439	1,396,340	(697,700)
Discontinued operations		-	-	341,729
Paid taxes	23.a	(1,170,020)	(573,684)	(1,198,409)
Total net cash flows from operating activities (1)		4,026,292	(4,615,146)	20,681,060

2. Cash Flows From Investing Activities
Investments		(2,136,002)	(3,503,603)	(2,572,009)
Increase / Acquisition of Investments in subsidiaries		-	(1,085,470)	(206,101)
Tangible assets		(1,070,288)	(1,838,284)	(1,773,009)
Intangible assets		(710,176)	(579,849)	(592,899)
Non - current assets held for sale	10	(355,538)	-	-
Disposal		1,375,167	347,048	255,885
Net cash received from disposal of subsidiaries		857,830	-	-
Subsidiaries, jointly controlled entities and associates	3.a	-	55,493	43,455
Tangible assets	12	55,220	216,750	139,113
Non - current assets held for sale	10&41	317,321	-	-
Acquisition of subsidiary, less net cash in the acquisition		59	-	-
Dividends and interest on capital received		144,737	74,805	73,317
Total net cash flows from investing activities (2)		(760,835)	(3,156,555)	(2,316,124)

3. Cash Flows From Financing Activities
Capital Reduction	27.e	-	(6,000,000)	-
Issuance of Debt Instruments Eligible to Compose Capital	20	-	6,000,000	-
Payment of Debt Instruments Eligible to Compose Capital	20	(609,035)	(291,241)	-
Own shares Acquisition	27	(247,025)	(167,307)	(121,145)
Issuance of other long-term financial liabilities	18	72,936,057	53,187,121	45,575,270
Dividends paid and interest on capital		(3,992,956)	(2,196,101)	(2,046,360)
Payments of subordinated liabilities	19	(216,075)	(2,495,283)	(3,823,280)
Payments of other long-term financial liabilities	18	(63,516,234)	(55,388,115)	(40,549,791)
Increase/ Decrease in non-controlling interests		4,803	13,319	(72,659)
Total net cash flows from financing activities (3)		4,359,535	(7,337,607)	(1,037,965)
Exchange variation on Cash and Cash Equivalents (4)		2,106,652	521,270	1,043,357
Net Increase in Cash (1+2+3+4)		9,731,644	(14,588,038)	18,370,328
Cash and cash equivalents at beginning of year		23,399,970	37,988,008	19,617,680
Cash and cash equivalents at end of year		33,131,614	23,399,970	37,988,008

Cash and cash equivalents components
Cash	4	7,141,137	9,786,013	3,533,344
Loans and other	5	25,990,477	13,613,957	34,454,664
Total of cash and cash equivalents		33,131,614	23,399,970	37,988,008

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale	10	293,440	337,840	163,261
Dividends and interest on capital declared but not paid	27-b	3,000,000	690,000	1,450,000
Supplemental information
Interest received		70,566,274	58,461,650	50,467,302
Interest paid		37,912,698	31,004,745	21,738,114
(1) In 2015 includes mainly the effect noted in footnote 22.d-1.

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

1. Introduction, basis of presentation of the consolidated financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and economic-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main office at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple Bank and through its subsidiaries carries out its operations through two segments (note 43): Commercial Banking and Global Wholesale Banking, which operates with commercial, investment, credit and financing and exchange, mortgage lending, leasing, credit cards and securities brokerage. Its operations are conducted as part of a set of institutions that operate on integrated financial markets and capital.

The consolidated balance sheets as of December 31, 2015, 2014 and 2013 and the related consolidated statement of income, comprehensive income, changes in total equity, and cash flows were approved by the Board of Directors at the meeting held on April 28, 2016.

b) Basis of presentation of the consolidated financial statements

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC).

Adoption of new standards and interpretations

The Bank has adopted all standards and interpretations that became effective up to January 1, 2015. The following standards and interpretations is applicable to the Bank and had no effect on the financial statements:

• IAS 19 (R1) – Employee benefits – the entity shall consider the contribution of employees and third parties in accounting for defined benefit plans.

Annual Improvements of IFRS

• Improvements to IFRSs, 2010-2012 cycle - These improvements introduce minor amendments to IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38.

• Improvements to IFRSs, 2011-2013 cycle - These improvements introduce minor amendments to IFRS 1, IFRS 3, IFRS 13 and IAS 40. Changes arising from IFRS Update cycles , did not produce a material impact on the financial statements of the Bank.

Standards and Interpretations that became effective after December 31, 2015

Lastly, at the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively come into force after December 31, 2015 had not yet been adopted by the Bank:

• IFRS 9, Financial Instruments (mandatory for annual reporting periods beginning on or after 1 January 2018) issued in July 2014, will replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 differs significantly with respect to:

I. Classification and measurement: Financial assets are classified on the basis of the business model within which they are held and their contract cash flow characteristics. Thus, the IASB created three categories based on the business model, which are "amortized cost", "fair value through other comprehensive income" and "fair value through profit or loss". For financial liabilities, the requirements related to the fair value option were changed to address own credit risk, in which the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk shall be presented in other comprehensive income.

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

The adoption of this IFRS will affect the consolidated financial statements with respect to the current classification of financial instruments and the current impairment methodology, which is based on recognition of incurred credit losses. The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

• IFRS 15 - Revenue from Customers Contracts : The standard was issued in May 2014 and applies to an annual reporting period beginning on or after January 1, 2018. The standard specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles-based, five-step model to be applied to all contracts with customers. The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• IFRS 11 - Business Jointly - The amendment establishes accounting methods for the acquisition of joint ventures and joint operations which constitute an business, as established methodology in IFRS 3 - Business Combinations. Effective for years beginning on January 1, 2016 and early adoption is permitted by the IASB. The impact of this amendment will be due only if there is the acquisition of joint control. The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

• IFRS 16 - Leases Contracts - The standard was issued in January 2016 and the effective date after January 1, 2019. This standard contains a new approach to lease accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by leases. The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

• Amendment to IAS 1 - Presentation of Financial Statements - The amendments are related to materiality concepts, order of notes, subtotals, contracts policies and breakdown. Effective for years beginning on January 1, 2016 and early adoption is permitted by the IASB. The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

• Amendments to IAS 27, Equity Method in Separate Financial Statements - These amendments permit the use of the equity method as an option in the separate financial statements of an entity for accounting for investments in subsidiaries, joint ventures and associates. Effective for years beginning on January 1, 2016 and early adoption is permitted by the IASB. The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

• Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - These amendments establish that a gain or loss must be recognized for the full amount when the transaction involves assets that constitute a business (whether the business is housed in a subsidiary or not). When the transaction involves assets that do not constitute a business, a partial gain or loss is recognized, even if these assets are housed in a subsidiary. Effective for years beginning on January 1, 2016 and early adoption is permitted by the IASB. The possible impacts resulting from the adoption of this amendment are being evaluated and will be completed by the entry into force of the standard.

Annual Improvements of IFRS

• Improvements to IFRSs, 2012-2014 cycle (obligatory for reporting periods beginning on or after 1 January 2016) - These improvements introduce minor amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34.

The potential impacts of changes in force from 2016 are under review by the Bank, which should be completed by the entry into force of the standard.

c) Used estimates

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

• Non- current assets held for sale and Other assets are further discussed in note 2-l and 2-p.

• Provisions, contingent assets and liabilities are further discussed in note 2-r.

• Post-employment benefits are further discussed in note 2-x.

• Income Tax and Social Contribution on Net Profit are further discussed in note 2-aa.

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

2. Accounting policies and method of measurement

The accounting policies and method of measurement applied in preparing the consolidated financial statements were as follows:

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

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests even if this results is the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interest even if this results in the non-controlling interest. All transactions, balances, income and expenses between the companies of the Santander Group are eliminated in the consolidated financial statements.

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

Also, note 3 below includes a description of the most significant transaction carried out in 2015, 2014 and 2013.

iv. Investment Funds

These include investment funds in which the Santander Group companies hold a substantial participation interest or the entirety of the participation interests and are therefore exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund, in accordance with IFRS 10 - Consolidated Financial Statements and are therefore consolidated in these financial statements.

c) Definitions and classification of financial instruments

i. Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or financial interest of another entity.

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

• Loans and receivables: includes the balance of loans granted by the Bank, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originated in Banking transactions and services, such as the collection of rentals and similar items.

• Loans and amounts due from credit institutions: credit of any nature in the name of financial institutions.

• Loans and advances to customers: includes the debit balances of all the remaining credit and loans granted by the Bank, including money market operations through central counterparties.

• Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

• Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units not consolidated are included in this item.

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

e) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss, are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deduction of estimated costs of transaction that may be incurred on their disposal, except for loans and receivables, held- to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have as equity instruments subject and are settled by delivery of those instruments.

"Fair value" is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The most objective and ordinary reference to fair value of a financial instrument are the price would be paid for in on significant and transparent market.

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, according to the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheets at fair value from the trade date. If the fair value is positive, they are recognized as assets and if the fair value is negative, they are recognized as liabilities. The changes in the fair value of derivatives from the trade date are recognized in “Gains (losses) on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter “OTC” derivatives.

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

Level 1: Determined on the basis of public price quotations (not adjusted) in active markets for identical assets or liabilities, include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

Level 2: Are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: Are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The following table shows a summary of the fair values of financial assets and liabilities for the years ended December 31, 2015, 2014 and 2013, classified based on several measurement methods adopted by the Bank to determine fair value:

In thousands of Reais		2015
	Level 1	Level 2	Level 3	Total

Financial assets held for trading	24,952,744	25,583,987	-	50,536,731
Debt instruments	24,579,100	614,498	-	25,193,598
Equity instruments	373,644	31,329	-	404,973
Trading derivatives	-	24,938,160	-	24,938,160
Other financial assets at fair value through profit or loss	1,420,332	86,238	573,664	2,080,234
Debt instruments	1,420,332	86,238	-	1,506,570
Equity instruments	-	-	573,664	573,664
Available-for-sale financial assets	56,497,320	10,910,469	857,817	68,265,606
Debt instruments	56,250,013	10,853,261	-	67,103,274
Equity instruments	247,307	57,208	857,817	1,162,332
Hedging derivatives (assets)	-	1,312,202	-	1,312,202
Financial liabilities held for trading	20,047,631	22,340,137	-	42,387,768
Trading derivatives	-	22,340,137	-	22,340,137
Short positions	20,047,631	-	-	20,047,631
Hedging derivatives (liabilities)	-	2,376,822	-	2,376,822

In thousands of Reais		2014
	Level 1	Level 2	Level 3	Total

Financial assets held for trading	46,771,577	9,238,697	3,329	56,013,603
Debt instruments	46,478,155	628,656	-	47,106,811
Equity instruments	293,422	94,905	3,329	391,656
Trading derivatives	-	8,515,136	-	8,515,136
Other financial assets at fair value through profit or loss	-	93,900	902,794	996,694
Debt instruments	-	93,900	-	93,900
Equity instruments	-	-	902,794	902,794
Available-for-sale financial assets	54,241,121	20,025,265	897,956	75,164,342
Debt instruments	53,668,491	19,842,207	-	73,510,698
Equity instruments	572,630	183,058	897,956	1,653,644
Hedging derivatives (assets)	-	212,552	-	212,552
Financial liabilities held for trading	11,285,431	8,284,360	-	19,569,791
Trading derivatives	-	8,284,360	-	8,284,360
Short positions	11,285,431	-	-	11,285,431
Hedging derivatives (liabilities)	-	893,902	-	893,902

In thousands of Reais		2013
	Level 1	Level 2	Level 3	Total

Financial assets held for trading	22,848,553	7,366,781	3,453	30,218,787
Debt instruments	22,375,477	465,022	-	22,840,499
Equity instruments	473,076	1,048	3,453	477,577
Trading derivatives	-	6,900,711	-	6,900,711
Other financial assets at fair value through profit or loss	-	105,962	1,192,334	1,298,296
Loans and amounts due from credit institutions	-	112	-	112
Debt instruments	-	105,850	-	105,850
Equity instruments	-	-	1,192,334	1,192,334
Available-for-sale financial assets	32,477,045	13,256,682	553,355	46,287,082
Debt instruments	31,700,590	13,256,682	-	44,957,272
Equity instruments	776,455	-	553,355	1,329,810
Hedging derivatives (assets)	-	322,817	-	322,817
Financial liabilities held for trading	8,136,511	5,417,795	-	13,554,306
Trading derivatives	-	5,417,795	-	5,417,795
Short positions	8,136,511	-	-	8,136,511
Hedging derivatives (liabilities)	-	628,983	-	628,983

Certain financial instruments in 2014 and 2013 have been reclassified in the table above.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The following tables shows the changes that occurred during the year 2015,2014 and 2013 for level 3:

In thousand of reais	Fair Value 2014	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions	Settled	Fair value 2015

Financial assets held for trading	3,329	-	-	-	(3,329)	-
Other financial assets at fair value through profit or loss	902,794	(329,130)	-	-	-	573,664
Available-for-sale financial assets	897,956	(58,008)	-	54,785	(36,916)	857,817

In thousand of reais	Fair Value 2013	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions	Settled	Fair value 2014

Financial assets held for trading	3,453	(124)	-	-	-	3,329
Other financial assets at fair value through profit or loss	1,192,334	138,016	-	35,426	(462,982)	902,794
Available-for-sale financial assets	553,355	24,133	-	320,468	-	897,956

In thousand of reais	Fair Value 2012	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions	Settled	Fair value 2013

Financial assets held for trading	3,555	(102)	-	-	-	3,453
Other financial assets at fair value through profit or loss	1,099,066	93,268	-	-	-	1,192,334
Available-for-sale financial assets	218,421	7,186	-	404,473	(76,725)	553,355
Financial liabilities held for trading	4,136	-	-	-	(4,136)	-

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

f) Settlement of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1. If the Bank transfers substantially all the risks and rewards to third parties-unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

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

3. If the Bank neither transfers or retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

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

Accordingly, financial assets are only settled when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired, with the intention of either to cancel them or to resell them.

g) Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated balance sheets at their net amount) only if the Bank and their subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The following table provides details of financial assets and liabilities subject to compensation at December 31, 2015 and 2014:

In thousand of Reais			2015
Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	26,250,362	-	26,250,362
Repurchase agreements	31,987,323	-	31,987,323

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Derivatives	24,716,959	-	24,716,959
Repurchase agreements	115,003,783	-	115,003,783

In thousand of Reais			2014
Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	8,727,688	-	8,727,688
Repurchase agreements	24,887,260	-	24,887,260

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Derivatives	9,178,262	-	9,178,262
Repurchase agreements	97,113,281	-	97,113,281

On December 31, 2015 and 2014, the Bank has no financial instruments that meet the conditions for recognition on a net basis.

h) Regular way purchases of financial assets

Regular way purchases of financial assets are recognized on trade date. The assets are settled when the rights to receive cash flows have expired or the Bank has transferred substantially all the risks and rewards of ownership.

i) Impairment of financial assets

i. Definition

A financial asset is considered impaired when there is objective evidence that events have occurred which:

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

The Bank first assesses whether objective evidence of impairment loss individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant.

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

• In addition, prior to charging off past due loans (which is only done after the Bank have completed all recovery efforts and after about 360 days late), is composed fully provision the remaining balance of the loan so our allowance for loan losses fully cover the losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

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

m) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets and the average interest rates at 2015, 2014 and 2013 year-end is provided in note 42-d.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The Bank assesses at end of each period, if there is no indication that the items of tangible assets may be impaired carrying amount exceeds its recoverable amount either for use or sale.

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

Goodwill is recognized only when the amount of the investee acquired exceeds the fair value at the acquisition date, and therefore represents a payment made by the acquirer in anticipation of future economic benefits of assets of the acquired entity that can not be individually identified and recognized separately.

At the end of each reporting period or whenever there is any indication of impairment, the goodwill is reviewed for impairment (impairment test) and, if there is any impairment, the goodwill is written down against Impairment losses on Goodwill and other intangible assets in the consolidated income statement.

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

p) Other assets

Other Assets include the balance of all prepayments and accrued income (excluding accrued interest), acquired customer list, the net amount of the difference between pension plan obligations and the fair value of the plan assets with a balance on the entity’s behalf, when this net amount is to be reported in the consolidated balance sheets, and the amount of any other assets not included in other items.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

q) Liabilities for insurance contracts

The liabilities for insurance contracts are comprised substantially by mathematical provisions for current and future benefits (PMBaC and PMBC). Insurance contracts are contracts under which the Bank accepts a significant risk – other than a financial risk – from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which the policyholder will be adversely affected.

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. Contracts that have been classified as insurance are not reclassified subsequently. The liability is derecognized when the contract expires or is cancelled.

Mathematical provisions for current and future benefits are recognized based on contributions made under the capitalization financial system. The mathematical provisions for current benefits represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.

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

At each balance sheets date an assessment is made of whether the provisions for Mathematical provisions are adequate.

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

Provisions are made when the risk of loss of judicial or administrative proceedings is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information.They are fully or partially reversed when the obligations cease to exist or are reduced.

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

Contingent assets are not accounted for , except when there are guarantees or favorable court decisions, with respect to which no appeal is possible, characterizing the gain as virtually certain. Contingent assets with probable success, if any, are only disclosed in the financial statements.

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

Settlement in cash

For cash-settled share-based compensation (in the form of share appreciation rights), the Bank measures the fair value of services rendered and the corresponding liability incurred, based on the fair value of the share appreciation rights at the grant date and until the liability is settled. The Banks remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period. In order to recognize the personnel expenses against a provision in “other liabilities” throughout the vesting period, reflecting the period as the services are received, the Bank bases the total liability on the best estimate of the number of share appreciation rights that will vest at the end of the vesting period and recognizes the amount for the services received during the vesting period based on such best available estimate. Periodically, the Bank reviews such estimate of the number of share appreciation rights that will vest at the end of vesting period.

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

Certain 2014 fee and commission income and expense related to the business activities of the subsidiary Getnet S.A., acquired in 2014, have been reclassified to conform to the 2015 presentation.

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

The Bank initially recognizes the commission of the financial guarantees as liability in the consolidated balance sheets at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over their term.

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

In addition, it accords full recognition of liabilities on account of actuarial losses (actuarial deficit) not recognized previously, in contrast to the stockholders’ equity (Statements of Comprehensive Income).

Main Definitions

- The present value of the defined benefit obligation is the present value without any assets deductions of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

aa) Income taxes

Income tax calculated at the rate of 15% plus a surcharge of 10% levied on the profit, after adjustments determined by tax legislation. The social contribution is calculated at the rate of 20% for financial institutions (15% up to August 2015) and 9% for other companies, levied on the profit, after considering the adjustments determined by tax legislation. The CSLL rate for financial institutions, legal persons of private insurance and capitalization was increased from 15% to 20% for the fiscal period between September 1, 2015 and December 31, 2018, pursuant to Law 13,169/2015 (a result of the conversion into law of Provisional Measure 675/2015).

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

Tax assets classified as "Current" are amounts of tax to be recovered within the next twelve months.

“Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months.

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

Due to the change in social contribution tax rate, the group companies made the remeasurement of tax credit assets and deferred liabilities at the rates applicable to the period in which estimates the realization of assets and settlement of liabilities.

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

The Bank’s management decided to include the line item “exchange variation on cash and cash equivalents” and the corresponding impacts on the net cash flows from operating activities, and therefore, the consolidated cash flow statements have been reclassified for the year ended December 31, 2014 and 2013, with the aim of better presentation of the financial statements. Management considered such reclassifications as immaterial.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

3. Change in the scope of consolidation

a) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Banco Bonsucesso Consignado).

On February 10, 2015, with the approval of the Bacen, the transaction was completed and Banco Santander, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, with 60% of the total and voting capital through an investment of R$460 million. Banco Bonsucesso remained with the remaining portion of the share capital (40%).

In December 2015, it has completed the study of the allocation of the purchase price (Purchase Price Allocation - PPA) on the acquisition of Bonsucesso by Aymoré, based on acquisition date as below:

	Book value	Fair value
Available-for-Sale Financial Assets	121,468	121,468
Loans and Receivables	508,147	508,147
Others Assets	374,151	374,151
Intangible Assets (3)	-	62,000
Total assets	1,003,766	1,065,766
Financial liabilities	466,162	466,162
Others liabilities	397,604	397,604
Total liabilities	863,766	863,766
Capital increase by Aymore CFI	460,000	460,000
Total of net assets acquired	600,000	662,000
Non-controlling interest (1)		264,800
Total consideration transferred by Aymore to acquire control		460,000
Goodwill (2)		62,800

(1) Amount of non-controlling interests were measured at R$240 million as the proportional value of the net assets of the investee.

(2) Goodwill will be tax deductible under current legislation.

(3) Intangible assets identified relate to brand and customer relationship with estimated useful life of 10 years and 4 years, respectively.

Banco Bonsucesso Consignado has become the exclusive vehicle of Banco Bonsucesso and its affiliates for the payroll credit supply in Brazil and should consolidate existing payroll loans at Banco Santander and Banco Bonsucesso, in accordance with the association. Banco Santander will continue to originate from payroll loans through their own channels independently.

In the operation context, it was granted between institutions a put option (right of Banco Bonsucesso to sell) and purchase (right of Banco Santander acquisition), relating to the shares held by Banco Bonsucesso, equivalent to 40% of capital of this company. According IAS 32, it was recognized a financial liability for the amount of R$307 million by the commitment made in relation to the put option, accounted in Shareholders' Equity in the amount of R$67 million, and Non-Controlling Interests in the amount of R$240 million.

b) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

Banco Santander announced to the market on April 7, 2014, the company's purchase of Getnet ("Transaction"), through its subsidiary SGS, partner of Banco Santander in the development of the activities of acquiring and processing debit and credit cards payments.

At the Extraordinary General Meeting held on July 31, 2014, the capital increase of SGS of R$1,173,503 was approved, from the current R$16,000 to R$1,189,503 through the issuance of 53,565,000 new common shares, nominative and without par value, fully subscribed and paid by Banco Santander as follows: R$1,156,263 in local currency and R$17,240 in through the carrying amount, by Banco Santander of 5,300 common shares without par value issued by the iZettle do Brasil Meios de Pagamento S.A. to the capital of SGS, which raised the share of Banco Santander from in Getnet S.A. 50.0% to 88.5%.

On 31 July 2014, SGS acquired all the shares of Getnet, the total price of R$1,156.3 million (R$1,089.1 million paid and R$67.2 million payable). At December 31, 2014, has completed the study of the allocation of the purchase price (Purchase Price Allocation - PPA), based on stockholders equity of 31 July 2014 and a summary of values is informed below:

Summary of values:

Stockholders’ Equity on July 31, 2014	42,895
Added value of assets (1)	74.064
Adjusted accounting value	116.959
Purchase Price	1,156,263
Goodwill (2)	1,039,304

(1) Recorded under Tangible Assets.

(2) Goodwill is tax deductible under current legislation.

At the Extraordinary General Meeting held on August 31, 2014, it was approved the merger of Getnet by SGS, which had its name changed to "Getnet Adquirencia e Serviços para Meios de Pagamento S.A." (Getnet S.A.) under the "Private Instrument of Protocol and Justification of Merger of Getnet by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Protocol) of 29 August 2014 (the Merger).

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

By the Protocol, Getnet S.A. received the book value of all assets, rights and obligations of Getnet totaling R$42,895 which was extinguished and succeeded by Getnet S.A. in all their rights and obligations. In view that all the shares issued by Getnet are the property of Getnet SA, there was no increase in the share capital of Getnet SA following the approval of the Merger, so the net assets of Getnet was registered in Getnet S.A. in return of the investment account.

The acquisition of Getnet and their incorporation by SGS enabled Getnet S.A. pass to consolidate all activities of acquiring and payment processing via credit and debit cards, still subject to approval by the Central Bank.

The context of the transaction, Banco Santander has granted to the minority shareholders of Getnet S.A. a put option over shares of Getnet S.A. held by them equivalent to 11.5% of the total capital of the company. As set out in IAS 32, was recognized for the commitment made, as counterpart to a specific account in stockholders' equity in the amount of R$950 million.

c) Sale of Santander Securities Services Brasil DTVM S.A. (new denomination of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brazil Distribuidora de Títulos e Valores Mobiliários S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A. was concluded at the amount of R$859 million.

The transaction generated a gain of R$750,550 before taxes, recorded in the caption Result on disposal of assets not classified as non-current assets held for sale (note 40).

The operation fits into the context of a global negotiation of the custody business, which involves, in addition to Brazil, the qualified custodian activity in Spain and Mexico.

The result earned by Santander Securities as of the date of sale is recorded in the Consolidated Income Statement.

4. Cash and balances with the Brazilian Central Bank

Thousands of Reais	2015	2014	2013

Cash and cash equivalents	7,141,137	9,786,013	3,533,344
of which:
Cash	2,995,112	3,525,864	3,533,344
Money market investments	4,146,025	6,260,149	-
Money market investments (1)	27,170,892	16,212,907	12,793,443
Central Bank compulsory deposits (2)	54,831,324	29,904,928	35,387,423
Total	89,143,353	55,903,848	51,714,210

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

5. Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated balance sheets is as follows:

Thousands of Reais	2015	2014	2013
Classification:
Other financial assets at fair value through profit or loss	-	-	112
Loans and receivables	42,422,638	28,917,397	46,043,184
Of which:
Loans and amounts due from credit institutions, gross	42,601,397	29,059,676	46,211,607
Impairment losses (note 9.c)	(178,759)	(142,279)	(168,423)
Loans and amounts due from credit institutions, net	42,422,638	28,917,397	46,043,296
Loans and amounts due from credit institutions, gross	42,601,397	29,059,676	46,211,719
Type:
Applications in time deposits (2)	3,626,514	4,818,894	4,442,671
Reverse repurchase agreements (1) (2)	152,870	2,407,741	19,602,697
Escrow deposits	9,493,169	8,170,504	7,422,359
Cash and Foreign currency investments (2)	24,057,973	12,398,350	14,608,963
Other accounts	5,270,871	1,264,187	135,029
Total	42,601,397	29,059,676	46,211,719
Currency:
Brazilian Real	18,631,226	15,469,912	35,828,923
US dollar	23,607,170	12,180,659	9,131,549
Euro	323,053	1,371,277	1,248,077
Pound sterling	4,964	12,656	2,070
Other currencies	34,984	25,172	1,100
Total	42,601,397	29,059,676	46,211,719

(1) Collateralized by debt instruments.

(2) Includes R$25,990,477 (2014 - R$13,613,957 and 2013 - R$34,454,664), of short-term transactions and low risk of change in its value, considered cash equivalents.

Note 42-d contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

6. Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousands of Reais	2015	2014	2013
Classification:
Financial assets held for trading	25,193,598	47,106,811	22,840,499
Other financial assets at fair value through profit or loss	1,506,570	93,900	105,850
Available-for-sale financial assets (2)	67,103,274	73,510,698	44,957,272
Held to maturity investments (2)	10,097,836	-	-
Loans and receivables (2)	11,812,701	-	-
Of which:
Loans and receivables - Debt Instruments	11,957,161	-	-
Provision for impairment losses (impairment)	(144,460)	-	-
Total	115,713,979	120,711,409	67,903,621
Type:
Government securities - Brazil (1)	93,439,724	103,598,096	51,618,879
Debentures and Promissory notes	11,967,222	13,428,165	12,134,183
Other debt securities	10,307,033	3,685,148	4,150,559
Total	115,713,979	120,711,409	67,903,621
Currency:
Brazilian Real	109,836,568	114,257,666	65,664,839
US dollar	5,111,982	6,453,743	2,238,782
Euro	765,429	-	-
Total	115,713,979	120,711,409	67,903,621

(1) Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-A, NTN-B, NTN-C e NTN-F).

Transfer between categories (2)

In January 2014, the Bank made an issue of securities eligible to compose the capital of Tier I and Reference Equity (PR) Tier II, in the amount of US$2.5 billion (equivalent to R$6 billion) (Note 27.e). Aiming to mitigate the risk of interest rates in US dollars, was made the purchase of assets indexed in this currency: NTN-A and Eurobonds issued by the federal government of Brazil and BNDES (acquired via Santander Cayman). Initially, these securities were classified as "Available- For-Sale Financial Assets - Debt instruments", and in July 1, 2015, were reclassified to "Held to maturity investments". On December 31, 2015 such securities amounting R$10,097,836. Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity. Additionally, were reclassified securities from "Available-For-Sale Financial Assets - Debt instruments" to "Loans and Receivables - Debt instruments". On December 31, 2015 such securities amounting R$11,812,701. Both transfers comply with IAS 39.

The fair value of this operation is R$9,257,519 (note 42.f).

As at December 31, 2015, includes R$58,958,355 (2014 - R$72,884,242 and 2013 - R$29,134,247) of debt securities relating to repurchase agreements, R$6,216,315 (2014 - R$8,859,309 and 2013 - R$4,722,191) to compulsory deposits in Central Bank, R$10,197,025 (2014 - R$7,588,094 and 2013 - R$6,188,885) to guarantee of BM&FBovespa transactions and R$4,939,160 (2014 - R$3,111,724 and 2013 - R$2,726,887) to escrow deposits and other guarantee.

Note 42-d contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.

7. Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousands of Reais	2015	2014	2013
Classification:
Financial assets held for trading	404,973	391,656	477,577
Other financial assets at fair value through profit or loss	573,664	902,794	1,192,334
Available-for-sale financial assets	1,162,332	1,653,644	1,329,810
Total	2,140,969	2,948,094	2,999,721
Type:
Shares of Brazilian companies	1,168,186	1,338,776	1,124,152
Shares of foreign companies	11,445	8,401	149,109
Investment fund units and shares (1)	961,338	1,600,917	1,726,460
Total	2,140,969	2,948,094	2,999,721

(1) Comprised mainly by investing in stocks, which mainly correspond to investments in assets in the electricity segment and technology, which is consistent with the established rules and accounting practices.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Changes

The changes in the balance of “Equity instruments – Financial assets held for trading” were as follows:

Thousands of Reais	2015	2014	2013
Balance at beginning of year	391,656	477,577	428,589
Net additions /disposals	26,273	(73,963)	49,491
Valuation adjustments	(12,956)	(11,958)	(503)
Balance at end of year	404,973	391,656	477,577

The changes in the balance of “Equity instruments – Other financial assets at fair value through profit or loss” were as follows:

Thousands of Reais	2015	2014	2013
Balance at beginning of year	902,794	1,192,334	1,099,066
Net additions /disposals	(318,307)	(289,540)	93,268
Valuation adjustments	(10,823)	-	-
Balance at end of year	573,664	902,794	1,192,334

The changes in the balance of “Equity instruments – Available-for-sale financial assets” were as follows:

Thousands of Reais	2015	2014	2013

Balance at beginning of year	1,653,644	1,329,810	1,104,050
Net additions /disposals	(482,406)	307,917	428,274
Valuation adjustments	(8,906)	15,917	15,849
Impairment (1)	-	-	(218,363)
Balance at end of year	1,162,332	1,653,644	1,329,810

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

8. Derivative financial instruments and Short positions

a) Notional amounts and market values of trading and hedging derivatives

a.1) Derivatives Recorded in Memorandum and Balance sheets Portfolio Summary of Trading Derivative and Used as Hedge

	2015	2014	2013
Assets
Swap Differentials Receivable	22,312,106	5,538,082	5,567,911
Option Premiums to Exercise	895,684	628,851	500,886
Forward Contracts and Others	3,042,572	2,560,755	1,154,731
Total	26,250,362	8,727,688	7,223,528
Liabilities
Swap Differentials Payable	20,154,760	6,552,166	4,217,405
Option Premiums Launched	827,757	569,011	690,743
Forward Contracts and Others	3,734,442	2,057,085	1,138,630
Total	24,716,959	9,178,262	6,046,778

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Summary by Category

Trading			2015
	Notional	Cost	Fair Value
"Swap"	611,162,351	19,769,817	3,221,966
Asset	315,466,085	37,830,618	38,512,406
CDI (InterBank Deposit Rates)	38,808,344	6,807,759	9,081,792
Fixed Interest Rate - Real	200,528,046	-	-
Indexed to Price and Interest Rates	15,491,509	8,561,406	6,421,310
Indexed to Foreign Currency	60,626,540	22,449,809	23,009,304
Others	11,646	11,644	-
Liabilities	295,696,266	(18,060,801)	(35,290,440)
CDI (InterBank Deposit Rates)	32,000,584	-	-
Fixed Interest Rate - Real	218,588,847	(18,060,801)	(35,280,694)
Indexed to Price and Interest Rates	6,930,103	-	-
Indexed to Foreign Currency	38,176,732	-	(9,746)
Options	91,877,351	(62,344)	67,927
Purchased Position	46,024,648	329,328	895,684
Call Option - US Dollar	5,018,652	225,226	665,655
Put Option - US Dollar	2,735,625	58,884	31,520
Call Option - Other	14,106,701	3,089	113,809
InterBank Market	13,114,822	3,089	93,435
Others (1)	991,879	-	20,374
Put Option - Other	24,163,670	42,129	84,700
InterBank Market	23,350,994	27,761	4,558
Others (1)	812,676	14,368	80,142
Sold Position	45,852,703	(391,672)	(827,757)
Call Option - US Dollar	3,331,244	(184,272)	(596,729)
Put Option - US Dollar	4,402,202	(125,171)	(73,815)
Call Option - Other	14,567,407	(43,313)	(122,683)
InterBank Market	13,730,262	(21,931)	(112,707)
Others (1)	837,145	(21,382)	(9,976)
Put Option - Other	23,551,850	(38,916)	(34,530)
InterBank Market	23,218,228	(26,314)	(1,615)
Others (1)	333,622	(12,602)	(32,915)
Futures Contracts	184,191,204	-	-
Purchased Position	41,186,341	-	-
Exchange Coupon (DDI)	4,274,352	-	-
Interest Rates (DI1 and DIA)	22,760,484	-	-
Foreign Currency	11,710,934	-	-
Indexes (2)	577,149	-	-
Others	1,863,422	-	-
Sold Position	143,004,863	-	-
Exchange Coupon (DDI)	58,499,504	-	-
Interest Rates (DI1 and DIA)	20,836,314	-	-
Foreign Currency	35,463,589	-	-
Indexes (2)	500,993	-	-
Treasury Bonds/Notes	49,163	-	-
Others	27,655,300	-	-
Forward Contracts and Others	51,051,014	1,032,738	(691,870)
Purchased Commitment	21,570,405	3,251,537	3,028,038
Currencies	21,570,405	2,914,197	2,690,632
Others	-	337,340	337,406
Sold Commitment	29,480,609	(2,218,799)	(3,719,908)
Currencies	29,140,219	(1,895,005)	(3,382,384)
Others	340,390	(323,794)	(337,524)

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Summary by Category

Trading			2014
	Notional	Cost	Fair Value
"Swap"		(806,706)	(332,734)
Asset	284,533,034	67,310,058	67,713,764
CDI (InterBank Deposit Rates)	70,772,781	-	-
Fixed Interest Rate - Real	83,317,134	66,825,563	67,425,070
Indexed to Price and Interest Rates	31,603,343	484,495	288,694
Indexed to Foreign Currency	98,810,878	-	-
Others	28,898	-	-
Liabilities	285,339,739	(68,116,764)	(68,046,498)
CDI (InterBank Deposit Rates)	101,623,563	(30,850,783)	(30,163,786)
Fixed Interest Rate - Real	16,491,571	-	-
Indexed to Price and Interest Rates	31,118,848	-	-
Indexed to Foreign Currency	136,072,590	(37,261,712)	(37,879,212)
Others	33,167	(4,269)	(3,500)
Options	240,746,222	(5,613)	59,840
Purchased Position	116,184,661	460,152	628,851
Call Option - US Dollar	3,942,457	221,951	331,533
Put Option - US Dollar	1,767,822	31,194	49,704
Call Option - Other	56,931,274	119,424	153,976
InterBank Market	51,308,444	91,567	118,061
Others (1)	5,622,830	27,857	35,915
Put Option - Other	53,543,108	87,583	93,638
InterBank Market	49,105,277	29,788	1,335
Others (1)	4,437,831	57,795	92,303
Sold Position	124,561,561	(465,765)	(569,011)
Call Option - US Dollar	4,239,625	(280,478)	(428,681)
Put Option - US Dollar	1,774,640	(22,637)	(25,163)
Call Option - Other	54,354,491	(102,394)	(103,436)
InterBank Market	53,571,293	(64,873)	(72,078)
Others (1)	783,198	(37,521)	(31,358)
Put Option - Other	64,192,805	(60,256)	(11,731)
InterBank Market	60,555,093	(32,098)	(1,950)
Others (1)	3,637,712	(28,158)	(9,781)
Futures Contracts	302,239,388	-	-
Purchased Position	105,230,874	-	-
Exchange Coupon (DDI)	6,888,319	-	-
Interest Rates (DI1 and DIA)	94,307,498	-	-
Foreign Currency	3,897,223	-	-
Indexes (2)	137,834	-	-
Sold Position	197,008,514	-	-
Exchange Coupon (DDI)	50,378,949	-	-
Interest Rates (DI1 and DIA)	57,355,214	-	-
Foreign Currency	15,845,107	-	-
Indexes (2)	8,418	-	-
Treasury Bonds/Notes	249,203	-	-
Average rate of Repo Operations (OC1)	73,171,623	-	-
Forward Contracts and Others	46,406,749	1,853,827	503,670
Purchased Commitment	20,552,988	(1,195,416)	270,611
Currencies	20,302,193	(1,446,211)	19,677
Others	250,795	250,795	250,934
Sold Commitment	25,853,761	3,049,243	233,059
Currencies	25,708,788	3,290,737	474,273
Others	144,973	(241,494)	(241,214)

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Summary by Category

Trading			2013
	Notional	Cost	Fair Value
"Swap"		724,783	1,656,672
Asset	178,606,316	17,535,192	18,755,675
CDI (InterBank Deposit Rates)	48,684,752	16,464,230	17,210,663
Fixed Interest Rate - Real	36,600,526	-	-
Indexed to Price and Interest Rates	16,519,189	-	-
Indexed to Foreign Currency	76,750,555	1,043,589	1,497,546
Others	51,294	27,373	47,466
Liabilities	177,881,533	(16,810,409)	(17,099,003)
CDI (InterBank Deposit Rates)	32,220,522	-	-
Fixed Interest Rate - Real	52,396,615	(15,796,089)	(15,930,641)
Indexed to Price and Interest Rates	17,533,509	(1,014,320)	(1,168,362)
Indexed to Foreign Currency	75,706,966	-	-
Others	23,921	-	-
Options	234,782,478	(84,844)	(189,857)
Purchased Position	111,750,290	431,770	500,886
Call Option - US Dollar	3,815,905	108,122	178,192
Put Option - US Dollar	1,407,427	36,455	39,582
Call Option - Other	45,136,315	202,542	211,330
InterBank Market	43,304,479	88,525	149,768
Others (1)	1,831,836	114,017	61,562
Put Option - Other	61,390,643	84,651	71,782
InterBank Market	57,052,006	43,746	9,022
Others (1)	4,338,637	40,905	62,760
Sold Position	123,032,188	(516,614)	(690,743)
Call Option - US Dollar	3,507,854	(204,056)	(314,271)
Put Option - US Dollar	772,847	(16,514)	(20,075)
Call Option - Other	63,515,372	(180,324)	(267,640)
InterBank Market	61,871,607	(106,328)	(214,387)
Others (1)	1,643,765	(73,996)	(53,253)
Put Option - Other	55,236,115	(115,720)	(88,757)
InterBank Market	51,288,888	(44,524)	(12,019)
Others (1)	3,947,227	(71,196)	(76,738)
Futures Contracts	123,646,819	-	-
Purchased Position	41,654,829	-	-
Exchange Coupon (DDI)	3,772,361	-	-
Interest Rates (DI1 and DIA)	29,099,344	-	-
Foreign Currency	8,167,914	-	-
Indexes (2)	598,874	-	-
Others	16,336	-	-
Sold Position	81,991,990	-	-
Exchange Coupon (DDI)	30,021,614	-	-
Interest Rates (DI1 and DIA)	10,266,576	-	-
Foreign Currency	18,179,682	-	-
Indexes (2)	64,008	-	-
Average rate of Repo Operations (OC1)	23,460,110	-	-
Forward Contracts and Others	26,308,836	418,810	16,101
Purchased Commitment	14,198,260	(244,539)	(92,565)
Currencies	13,147,558	(244,539)	(92,565)
Others	1,050,702	-	-
Sold Commitment	12,110,576	663,349	108,666
Currencies	11,711,716	660,462	105,756
Others	398,860	2,887	2,910
(1) Includes stock options, indices and commodities.
(2) Includes Bovespa index and S&P.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a.2) Derivatives Financial Instruments by Counterparty

Notional				2015	2014	2013
	Customers	Related Parties	Financial Institutions(1)	Total	Total	Total
"Swap"	127,294,285	129,084,483	59,087,317	315,466,085	284,533,034	178,606,316
Options	3,958,901	1,458,552	86,459,898	91,877,351	240,746,222	234,782,478
Futures Contracts	-	-	184,191,204	184,191,204	302,239,388	123,646,819
Forward Contracts and Others	32,603,287	15,172,977	3,274,750	51,051,014	46,406,749	26,308,836

(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				2015	2014	2013
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total	Total
"Swap"	20,862,816	28,175,069	266,428,200	315,466,085	284,533,034	178,606,316
Options	36,064,710	52,183,999	3,628,642	91,877,351	240,746,222	234,782,478
Futures Contracts	59,763,763	92,346,365	32,081,076	184,191,204	302,239,388	123,646,819
Forward Contracts and Others	26,545,840	16,772,668	7,732,506	51,051,014	46,406,749	26,308,836

a.4) Derivatives by Market Trading

	Stock		Over the	2015	2014	2013
Notional	Exchange(1)	Cetip (2)	Counter
"Swap"	157,833,059	114,219,144	43,413,882	315,466,085	284,533,034	178,606,316
Options	87,165,911	4,129,727	581,713	91,877,351	240,746,222	234,782,478
Futures Contracts	184,191,204	-	-	184,191,204	302,239,388	123,646,819
Forward Contracts and Others	-	33,428,467	17,622,547	51,051,014	46,406,749	26,308,836

(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

(2) Includes amounts traded on other clearinghouses.

a.5) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

Market Risk Hedge

			2015
		Adjustment
	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	153,812	(66,990)	86,822
Asset	7,072,924	57,829	7,130,753
CDI (InterBank Deposit Rates) (1) (2) (7)	1,778,699	4,376	1,783,075
Fixed Interest Rate - Real (2)	3,522,475	27,184	3,549,659
Indexed to Foreign Currency -Pre Dollar (7)	93,682	790	94,472
Indexed to Foreign Currency - USD/BRL - Dollar (3)	675,929	(10,904)	665,025
Indexed to Foreign Currency - Libor - Dollar (2) (4) (5) (7)	610,661	1,962	612,623
Indexed to Foreign Currency - Euro (7)	355,809	34,347	390,156
Indexed to Foreign Currency - Pre YEN (8)	35,669	74	35,743
Liabilities	(6,919,112)	(124,819)	(7,043,931)
Indexed to Foreign Currency - US Dollar (1)(7)	(1,026,611)	(55,892)	(1,082,503)
Indexed Indices of Prices and Interest (2)	(800,174)	(30,982)	(831,156)
CDI (InterBank Deposit Rates) (3) (5)	(3,267,140)	(12,298)	(3,279,438)
Indexed to Foreign Currency - Libor - US Dollar (6) (8)	(41,452)	(61)	(41,513)
Fixed Interest Rate - Real (7)	(1,783,735)	(25,586)	(1,809,321)
Object of Hedge
Assets	2,993,780	110,003	3,103,783
Loans and Receivables	2,124,623	94,104	2,218,727
Indexed to Foreign Currency - US Dollar	1,253,035	42,348	1,295,383
Indexed Indices of Prices and Interest	863,781	52,984	916,765
Fixed Interest Rate - Real	7,807	(1,228)	6,579
Debt instruments	869,157	15,899	885,056
CDI (InterBank Deposit Rates)	492,837	10,578	503,415
Fixed Interest Rate - Real	376,320	5,321	381,641
Liabilities	(3,512,568)	(8,383)	(3,520,951)
Foreign Borrowings	(3,476,825)	(8,342)	(3,485,167)
Indexed to Foreign Currency - US Dollar	(3,476,825)	(8,342)	(3,485,167)
Marketable debt securities	(35,743)	(41)	(35,784)
Eurobonds	(35,743)	(41)	(35,784)

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Market Risk Hedge

	2014
		Adjustment
	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	(82,636)	(80,671)	(163,307)
Asset	3,063,742	62,296	3,126,038
CDI (InterBank Deposit Rates) (1) (2) (7)	1,513,959	1,549	1,515,508
Fixed Interest Rate - Real (2)	492,205	707	492,912
Indexed to Foreign Currency - Libor - US Dollar (2) (4) (5) (7)	341,737	10,850	352,587
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (6)	337,352	2,628	339,980
Indexed to Foreign Currency - Euro (7)	353,974	46,092	400,066
Indexed to Foreign Currency - Fixed Interest - YEN (8)	24,515	470	24,985
Liabilities	(3,146,378)	(142,967)	(3,289,345)
Indexed to Foreign Currency - US Dollar (1) (7)	(1,072,586)	(82,987)	(1,155,573)
Indexed to Foreign Currency - Fixed Interest (2)	(1,247,506)	(43,771)	(1,291,277)
Indexed to Foreign Currency - Fixed Interest - US Dollar (4)	(15,221)	(555)	(15,776)
CDI (InterBank Deposit Rates) (3) (5)	(25,975)	(900)	(26,875)
Indexed to Foreign Currency - Libor - US Dollar (6) (8)	(373,610)	(2,810)	(376,420)
Fixed Interest Rate - Real (7)	(411,480)	(11,944)	(423,424)
Object of Hedge
Assets	2,177,702	119,205	2,296,907
Loans and Receivables	1,583,835	82,368	1,666,203
Indexed to Foreign Currency - US Dollar	907,319	46,947	954,266
Indexed to Foreign Currency - Fixed Interest - US Dollar	15,788	(423)	15,365
Indexed Indices of Prices and Interest	421,144	32,415	453,559
CDI (InterBank Deposit Rates)	24,510	600	25,110
Fixed Interest Rate - Real	215,074	2,829	217,903
Debt instruments	593,867	36,837	630,704
Available-for-Sale Securities - Debêntures	593,867	36,837	630,704
Liabilities	(364,166)	(2,826)	(366,992)
Marketable debt securities	(364,166)	(2,826)	(366,992)
Eurobonds	(364,166)	(2,826)	(366,992)

Market Risk Hedge
	2013
		Adjustment
	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	38,532	(68,228)	(29,696)
Asset	2,514,466	(562,968)	1,951,498
CDI (InterBank Deposit Rates) (1) (2) (7)	1,206,647	(685,468)	521,179
Indexed to Foreign Currency - Libor - US Dollar (2) (4) (5) (7)	498,575	28,638	527,213
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (6)	330,511	4,603	335,114
Indexed to Foreign Currency - Euro (7)	478,733	89,259	567,992
Liabilities	(2,475,934)	494,740	(1,981,194)
Indexed to Foreign Currency - US Dollar (1) (7)	(1,221,704)	(157,150)	(1,378,854)
Indexed Indices of Prices and Interest (2)	(538,292)	668,433	130,141
Indexed to Foreign Currency - Fixed Interest - US Dollar (4)	(26,824)	(1,651)	(28,475)
CDI (InterBank Deposit Rates) (3) (5)	(136,522)	(6,783)	(143,305)
Indexed to Foreign Currency - Libor - US Dollar (6) (8)	(304,621)	(5,805)	(310,426)
Fixed Interest Rate - Real (7)	(247,971)	(2,304)	(250,275)
Object of Hedge
Assets	2,148,723	129,432	2,278,155
Loans and Receivables	1,614,157	90,801	1,704,958
Indexed to Foreign Currency - US Dollar	1,098,267	106,548	1,204,815
Indexed to Foreign Currency - Fixed Interest - US Dollar	26,840	373	27,213
Indexed Indices of Prices and Interest	104,851	2,104	106,955
CDI (InterBank Deposit Rates)	155,127	(6,948)	148,179
Fixed Interest Rate - Real	229,072	(11,276)	217,796
Debt instruments	534,566	38,631	573,197
Available-for-Sale Securities - Debêntures	534,566	38,631	573,197
Liabilities	(332,147)	(2,963)	(335,110)
Marketable debt securities	(332,147)	(2,963)	(335,110)
Eurobonds	(332,147)	(2,963)	(335,110)

(1) Instruments whose the hedge object are loans operations indexed in foreign currency - dollar with fair value R$1,295,383 (2014 - R$954,266 and 2013 - R$1,204,815) and securities shown by debentures with fair value R$59,615 (2014 - R$82,819 and 2013 - R$114,891).

(2) Instruments whose hedge objects are indexed loans in price indices and interest amounting R$916,765 (12/31/2014 - R$453,559 and 12/31/2013 - R$106,955 ) and instruments whose hedge object are securities shown by debentures with fair value R$443,800 (2014 - R$547,885 and 2013 - R$458,306).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

(3) In December 31, 2014, instruments whose the hedge item are loans operations indexed in foreign currency fixed interest - US dollar with fair value R$15,365 (2013 - R$27,213).

(4) In December 31, 2014, instruments whose the hedge item are loan operations indexed in CDI with fair value R$25,110 (2013 - R$148,179).

(5) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$35,784 (12/31/2014 - R$366,992).

(6) Instruments whose hedge objects are loans operations indexed pre fixed interest - Reais with a market value of R$6,579 (12/31/2014 - R$217,903).

(7) Instruments whose hedge objects are foreign loans operations indexed foreign currency - dollar with a market value of R$3,485,167 and assets instruments whose objects of hedge are securities represented by promissory notes indexed to fixed interest rates - real with a market value of R$381,641.

Cash Flow Hedge

	2015
		Adjustment
	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(1,115,950)	(35,492)	(1,151,442)
Asset	7,779,307	151,793	7,931,100
Indexed to Foreign Currency - Swiss Franc (1)	1,237,987	6,998	1,244,985
Indexed to Foreign Currency - Chile (2)	301,285	1,622	302,907
Indexed in Reais (4)	3,746,785	(13,690)	3,733,095
Indexed to Foreign Currency - Pre Dollar (5) (6)	2,042,940	127,632	2,170,572
Indexed to Foreign Currency - Euro (7)	450,310	29,231	479,541
Liabilities	(8,895,257)	(187,285)	(9,082,542)
Indexed to Foreign Currency - Pre Dollar (1) (2) (4) (5)	(6,580,306)	(17,767)	(6,598,073)
Indexed to Foreign Currency - Reais (5)	(22,855)	-	(22,855)
Indexed to Foreign Currency - Pre Euro (5)	(1,718,446)	(133,376)	(1,851,822)
Indexed to Foreign Currency - Dollar (6)	(509,960)	(34,379)	(544,339)
Indexed to Foreign Currency - Reais (6)	(63,690)	(1,763)	(65,453)

	2015	2014
	Notional	Notional
Hedge Instruments
Future Contracts	72,798,063	16,053,248
Foreign Currency - Dollar (7)	72,798,063	16,053,248

Cash Flow Hedge
	2014
		Adjustment
	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(409,365)	(108,678)	(518,043)
Asset	3,820,303	128,759	3,949,062
Indexed to Foreign Currency - Swiss Franc (1)	599,818	20,210	620,028
Indexed to Foreign Currency - Chile (2)	100,804	4,624	105,428
Indexed in Reais (4)	1,278,611	(36,351)	1,242,260
Indexed to Foreign Currency - Pre Dollar (5) (6)	935,787	97,890	1,033,677
Indexed to Foreign Currency - Euro (7)	905,283	42,386	947,669
Liabilities	(4,229,668)	(237,437)	(4,467,105)
Indexed to Foreign Currency - Pre Dollar (1) (2) (4) (5)	(2,451,465)	(63,132)	(2,514,597)
Indexed to Foreign Currency - Reais (5)	(104,950)	(15,444)	(120,394)
Indexed to Foreign Currency - Pre Euro (5)	(659,231)	(108,193)	(767,424)
Indexed to Foreign Currency - Dollar (6)	(487,865)	(40,440)	(528,305)
Indexed to Foreign Currency - Reais (6)	(526,157)	(10,228)	(536,385)

	2013
		Adjustment
	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(166,190)	(110,280)	(276,470)
Asset	2,863,318	50,346	2,913,664
Indexed to Foreign Currency - Swiss Franc (1)	983,011	40,109	1,023,120
Indexed to Foreign Currency - Chile (2)	97,135	6,867	104,002
Indexed to Foreign Currency - Yuan (3)	58,043	1,131	59,174
Indexed in Reais (4)	1,278,611	(41,887)	1,236,724
Indexed to Foreign Currency - Pre Dollar (5)	236,560	28,717	265,277
Indexed to Foreign Currency - Euro (6)	209,958	15,409	225,367
Liabilities	(3,029,508)	(160,626)	(3,190,134)
Indexed to Foreign Currency - Pre Dollar (1) (2) (3) (4)	(2,627,525)	(112,112)	(2,739,637)
CDI (InterBank Deposit Rates) (5)	(204,096)	(32,980)	(237,076)
Indexed to Foreign Currency - Dollar (6)	(161,618)	(12,206)	(173,824)
Indexed to Foreign Currency - Reais (6)	(36,269)	(3,328)	(39,597)

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2015	2014	2013
Hedge Item - Cost
Assets	37,251,860	17,678,432	13,308,608
Lending Operations - Financing and Export Credit and Imports	35,743,885	15,999,182	12,906,917
Promissory Notes - PN	-	-	204,096
Loans and Receivables	641,421	1,023,468	197,595
Brazilian Foreign Debt Bonds	866,554	655,782	-
Liabilities	(1,995,118)	(1,960,197)	2,423,571
Eurobonds	(1,995,118)	(1,960,197)	2,423,571

(1) Operations due April 12, 2016 (12/31/2014 - operations due March 4, 2015 and April 12, 2016 and 12/31/2013 - operations due December 1, 2014, March 4, 2015 and April 12, 2016), whose object of "hedging" transactions are eurobonds.

(2) Operation due April 13, 2016 (12/31/2014 and 12/31/2013 - operation due April 13, 2016), whose object of "hedge" is an operation of eurobonds.

(3) In December 31, 2013, operation due December 24, 2014, whose object of "hedge" is an operation of eurobonds.

(4) Operation due March 18, 2016 (12/31/2014 - operations due March 18, 2015, September 18, 2015 and March 18, 2016 and 12/31/2013 - operations due March 18, 2016), whose object of "hedge" is an operation of eurobonds.

(5) Operation maturing between March 18, 2016 and April 1, 2021 (12/31/2014 - operation due October 26, 2015 and April 1, 2021 and 12/31/2013 - operation due April 10, 2018) which hedge objects its securities operation represented by Brazilian External Debt Bonds and loans operation.

(6) Operations maturing between August 2016 and June 2021 (12/31/2014 - operations maturing between May, 2015 and June, 2021 and 12/31/2013 -operations due July 15, 2015 and April 3, 2018 ), whose objects "hedge" contracts are loans from lending institutions.

(7) Operation maturing between January 2016 and December 2024 (12/31/2014 - operation maturing February 2, 2015 and 12/31/2013 - Operations due January 31, 2014) and the updated value of the instruments of R$35,743,844 (12/31/2014 - R$15,991,293 and 12/31/2013 - R$12,904,246), whose object of "hedge" are the loans - loan agreements and credit export and import.

In Consolidated, between July and September 2014 operations were contracted to hedge accounting of cash flow with the object of hedge Bank deposit certificates (CDB). In October, 2014 this structure was discontinued. The effect of marking to market the future contracts net of tax effects that will be recognized in income and is posted in equity corresponds to a credit of R$904,049 which will be amortized over the contract terms.

The effect of marking to market the swaps and future contracts corresponds to a debit in the amount of R$345,373 (2014 - corresponds to a debit in the amount of R$77,261 and 2013 - to a debit in the amount of R$168,050) accounted on Stockholders equity, net of tax effects.

Investment Hedge

On December 31, 2015, the Bank has recorded a transaction of investment hedge on its investment in Santander EFC, with notional value of R$3,235,019, maturing between January, 2016 to December, 2016 and the effect of R$98,944, of exchange rate changes recorded in equity, net of taxes.

a.6) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa using own and third-party derivatives is composed of government securities.

	2015	2014	2013
Financial Treasury Bill - LFT	330,605	1,135,366	763,911
National Treasury Bill - LTN	8,757,097	4,688,978	2,521,736
National Treasury Notes - NTN	757,969	1,763,751	3,017,363
Total	9,845,671	7,588,095	6,303,010

9. Loans and advances to customers

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to customers” in the consolidated balance sheets is as follows:

Thousands of Reais	2015	2014	2013

Loans and receivables	252,033,449	235,690,349	212,734,327
Of which:
Loans and receivables at amortized cost	267,266,449	249,110,881	226,206,449
Provision for impairment losses (impairment)	(15,233,000)	(13,420,532)	(13,472,122)
Loans and advances to customers, net	252,033,449	235,690,349	212,734,327
Loans and advances to customers, gross	267,266,449	249,110,881	226,206,449

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2015	2014	2013
Type:
Loans operations (1)	259,797,877	245,690,369	223,329,356
Repurchase agreements	517,536	6,463	55,339
Other receivables (2)	6,951,036	3,414,049	2,821,754
Total	267,266,449	249,110,881	226,206,449

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

b) Detail

Following is a detail, by loan type and status, borrower sector and interest rate formula, of the loans and advances to customers, which reflect the Bank’s exposure to credit risk in its core business, gross of impairment losses:

Thousands of Reais	2015	2014	2013
Loan borrower sector:
Commercial, and industrial	150,880,864	133,087,371	113,571,171
Real estate-construction	36,851,879	31,864,656	25,554,929
Installment loans to individuals	77,407,496	81,893,047	84,312,245
Lease financing	2,126,210	2,265,807	2,768,104
Total (1)	267,266,449	249,110,881	226,206,449
(1) It includes commercial credit, secured loans, reverse repurchase agreements, finance leases, other term loans and impaired assets.
Interest rate formula:
Fixed interest rate	173,018,504	172,649,313	168,304,100
Floating rate	94,247,945	76,461,568	57,902,349
Total	267,266,449	249,110,881	226,206,449

c) Impairment losses

The changes in the allowances for the impairment losses on the balances of “Loans and receivables” were as follows:

Thousands of Reais	2015	2014	2013

Balance at beginning of year	13,562,811	13,640,545	14,041,578
Impairment losses charged to income for the year	13,723,179	12,048,587	14,356,099
Of which:
Commercial, and industrial	6,634,110	4,875,243	5,186,845
Real estate-construction	91,196	37,891	125,720
Installment loans to individuals	6,765,541	6,867,258	8,802,651
Lease financing	232,332	268,195	240,883
Write-off of impaired balances against recorded impairment allowance	(11,874,231)	(12,126,321)	(14,757,132)
Of which:
Commercial, and industrial	(4,953,324)	(4,493,800)	(3,194,381)
Real estate-construction	(77,412)	(96,715)	(177,394)
Installment loans to individuals	(6,621,809)	(7,336,858)	(11,093,001)
Lease financing	(221,686)	(198,948)	(292,356)
Balance at end of year	15,411,759	13,562,811	13,640,545
Of which:
Loans and advances to customers	15,233,000	13,420,532	13,472,122
Loans and amounts due from credit institutions (Note 5)	178,759	142,279	168,423

Thousands of Reais	2015	2014	2013

Recoveries of loans previously charged off	757,320	855,016	456,310
Of which:
Commercial, and industrial	293,668	184,908	123,280
Real estate-construction	86,360	80,804	77,672
Installment loans to individuals	348,090	559,826	214,764
Lease financing	29,202	29,478	40,594

Taking into account these amounts recognized in “Impairment losses charged to income for the year” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$12,965,859 in 2015, R$11,193,571 in 2014 and R$13,899,789 in 2013.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Impaired assets

The detail of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to customers” and considered to be impaired due to credit risk is as follows:

Thousands of Reais	2015	2014	2013
Balance at beginning of year	14,011,225	14,021,777	16,057,134
Net additions	16,462,385	12,115,769	12,721,775
Derecognized assets	(11,874,231)	(12,126,321)	(14,757,132)
Balance at end of year	18,599,379	14,011,225	14,021,777

Following is a detail of the financial assets considered to be impaired classified by age of the oldest past-due amount:

Thousands of Reais	2015	2014	2013

With no Past-Due Balances or Less than 3 Months Past Due	10,307,442	6,056,246	5,785,220
With Balances Past Due by
3 to 6 Months	3,763,466	3,042,247	3,377,653
6 to 12 Months	4,186,323	4,343,615	4,230,751
12 to 18 Months	265,407	398,782	563,207
18 to 24 Months	20,045	88,955	33,988
More than 24 Months	56,696	81,380	30,958
Total	18,599,379	14,011,225	14,021,777
e) Loan past due for less than 90 days but not classified as impaired

Thousands of Reais

		% of total loans past due for less		% of total loans past due for less
	2015	than 90 days	2014	than 90 days

Commercial and industrial	5,072,197	24.27%	4,579,622	23.20%
Mortgage loans	7,551,584	36.13%	6,095,965	30.88%
Installment loans to individuals	8,235,699	39.40%	8,974,454	45.45%
Financial Leasing	41,013	0.20%	93,035	0.47%
Total (1)	20,900,493	100.00%	19,743,076	100.00%
(1) Refers only to loans past due between 1 and 90 days.

f) Lease portfolio at present value

Thousands of Reais	2015	2014	2013

Gross investment in lease transactions	2,453,421	2,577,475	3,143,227
Lease receivables	1,958,409	2,062,375	2,439,551
Unrealized residual values (1)	495,012	515,100	703,676
Unearned income on lease	(1,950,171)	(2,045,227)	(2,394,584)
Offsetting residual values	(495,012)	(515,100)	(703,676)
Leased property and equipment	5,403,234	5,815,891	7,996,409
Accumulated depreciation	(3,203,994)	(3,517,981)	(5,387,661)
Present value adjustment	742,197	981,962	2,156,908
Losses on unamortized lease	197,096	200,972	186,661
Advances for guaranteed residual value	(1,022,695)	(1,235,185)	(2,233,693)
Other assets	2,134	3,000	4,513
Total	2,126,210	2,265,807	2,768,104
(1) Guaranteed residual value of lease agreements.

Unrealized lease income (lease income to appropriate related to minimum payments receivable) is R$327,211 (2014 - R$311,668 and 2013 - R$375,127).

As at December 31, 2015, 2014 and 2013 there were no material agreements for lease contracts.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Breakdown by maturity

Gross investment in lease transactions

Thousands of Reais	2015	2014	2013

Overdue	21,127	35,292	75,723
Due to:
Up to 1 year	1,241,798	1,270,897	1,617,452
From 1 to 5 years	1,184,418	1,263,873	1,439,700
Over 5 years	6,078	7,413	10,352
Total	2,453,421	2,577,475	3,143,227
Report per lease portfolio maturity at present value

Thousands of Reais	2015	2014	2013

Overdue	19,933	32,687	55,037
Due to:
Up to 1 year	1,169,581	1,199,385	1,537,026
From 1 to 5 years	932,501	1,028,807	1,169,336
Over 5 years	4,195	4,928	6,705
Total	2,126,210	2,265,807	2,768,104

g) Transfer of financial assets with retention of risks and benefits

In March 2013, the Bank disposed the loan portfolio amounting R $47,485, with retention of risks and benefits that were not classified to write-off. Contracts and installments of contracts assignment object refer to mortgages, which fall due until October 2041.

In December 31, 2015, the amount recorded on “Loans and advances to customers” related to loan portfolio assigned is R$202,113 (2014 - R$262.515 and 2013 - R$380,736), and R$190,333 (2014 - R$242.024 and 2013 - R$336,040) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

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

10. Non-current assets held for sale

At December 31, 2015, 2014 and 2013, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets. The change in the "Non-current assets held for sale" is as follows:

Thousands of Reais	2015	2014	2013

Balance at beginning of year	978,274	324,412	315,315
Foreclosures loans	293,440	337,840	51,010
Capital Increase in Companies held for sale	355,538	-	-
Other assets transferred (1)	-	418,846	-
Sales (2)	(317,321)	(102,850)	(41,937)
Others	102	26	24
Final balance, gross (3)	1,310,033	978,274	324,412
Impairment losses	(72,540)	(48,326)	(49,682)
Impairment as a percentage of foreclosed assets	5.54%	4.94%	15.31%
Balance at end of year	1,237,493	929,948	274,730

(1) On September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred to this heading whose current condition is for sale; as approved by the Directors of Banco Santander, in compliance with required by IFRS 5.

(2) In 2015, refers mainly to the sale by Santander Participações S.A. of all of its interest in Santos Energia and its subsidiaries, and the Special Purpose Entities Gestamp Eólica Sierra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. and Gestamp Eólica Lagoa Nova S.A. In 2014, includes sale of administrative buildings.

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

a) Breakdown

					Participation %
Jointly Controlled by Banco Santander	Activity	Country	12/31/2015	12/31/2014	12/31/2013
Companhia de Crédito, Financiamento e
Investimento RCI Brasil	Financial	Brazil	39.89%	39.89%	39.89%
Norchem Participações e Consultoria S.A.(1)	Other Activities	Brazil	50.00%	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização(1)	Securitization	Brazil	13.64%	13.64%	13.64%
Estruturadora Brasileira de Projetos S.A. - EBP (1)	Other Activities	Brazil	11.11%	11.11%	11.11%

Jointly Controlled by Santander S.A. Serviços
Técnicos, Administrativos e de Corretagem de
Seguros (Santander Serviços)
Webmotors S.A. (3)	Other Activities	Brazil	70.00%	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1) (4)	Other Activities	Brazil	19.81%	19.81%	20.82%
Jointly Controlled by Getnet S.A.
iZettle do Brasil Meios de Pagamento S.A.
("iZettle do Brasil”) (1) (5)	Other Activities	Brazil	50.00%	50.00%	-
Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	21.75%	21.75%	21.75%
BW Guirapá I S.A. (2)	Holding	Brazil	-	-	40.57%

			Investments
	12/31/2015	12/31/2014	12/31/2013
Jointly Controlled by Banco Santander	567,367	545,110	512,999
Companhia de Crédito, Financiamento e Investimento RCI Brasil	526,680	502,894	467,362
Norchem Participações e Consultoria S.A.(1)	23,665	23,739	24,254
Cibrasec - Companhia Brasileira de Securitização (1)	10,325	10,236	10,298
Estruturadora Brasileira de Projetos S.A. - EBP (1)	6,697	8,241	11,085
Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de	476,640	458,444	434,993
Seguros (Santander Serviços)
Webmotors S.A. (3)	339,899	327,615	316,784
Tecnologia Bancária S.A. - TECBAN (1) (4)	136,741	130,829	118,209
Jointly Controlled by Getnet S.A.	(2,768)	491	-
iZettle do Brasil (1) (5)	(2,768)	491	-
Significant Influence of Banco Santander	19,504	19,416	115,811
Norchem Holding e Negócios S.A. (1)	19,504	19,416	27,096
BW Guirapá I S.A. (2)	-	-	88,715
Total	1,060,743	1,023,461	1,063,803

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

		Results of Investments
		1/01 to
	1/01 to 12/31/2015	12/31/2014	1/01 to 12/31/2013
Jointly Controlled by Banco Santander	85,993	49,094	68,973
Companhia de Crédito, Financiamento e Investimento RCI Brasil	85,221	54,414	68,162
Norchem Participações e Consultoria S.A.(1)	1,976	4,434	1,225
Cibrasec - Companhia Brasileira de Securitização (1)	340	179	522
Estruturadora Brasileira de Projetos S.A. - EBP (1)	(1,544)	(2,768)	5,530
BW Guirapá I S.A. (2)	-	(7,165)	(6,466)

Jointly Controlled by Santander Serviços	29,309	40,823	16,417
Webmotors S.A. (3)	23,397	21,539	6,479
Tecnologia Bancária S.A. - TECBAN (1) (4)	5,912	19,284	9,938

Jointly Controlled by Getnet S.A.	(491)	(1,779)	-
iZettle do Brasil (1) (5)	(491)	(1,779)	-

Significant Influence of Banco Santander	1,501	2,958	5,952
Norchem Holding e Negócios S.A. (1)	1,501	2,958	5,952
Total	116,312	91,096	91,342

			2015
	Total assets	Total liabilities	Total profit (6)
Jointly Controlled by Banco Santander	9,170,151	7,772,355	180,663
Companhia de Crédito, Financiamento e Investimento RCI Brasil	8,941,842	7,727,367	174,629
Norchem Participações e Consultoria S.A.(1)	73,288	25,958	3,953
Cibrasec - Companhia Brasileira de Securitização (1)	92,495	16,775	1,932
Estruturadora Brasileira de Projetos S.A. - EBP (1)	62,526	2,255	149

Jointly Controlled by Santander Serviços	1,532,631	891,471	83,902
Webmotors S.A. (3)	280,683	38,347	36,636
Tecnologia Bancária S.A. - TECBAN (1) (4)	1,251,948	853,124	47,266

Jointly Controlled by Getnet S.A.	20,210	25,747	(2,420)
iZettle do Brasil (1) (5)	20,210	25,747	(2,420)

Significant Influence of Banco Santander	119,687	30,017	6,902
Norchem Holding e Negócios S.A. (1)	119,687	30,017	6,902
Total	10,842,679	8,719,590	269,047

			2014
	Total assets	Total liabilities	Total profit (6)
Jointly Controlled by Banco Santander	9,575,690	8,102,926	159,601
Companhia de Crédito, Financiamento e Investimento RCI Brasil	9,316,712	8,049,342	148,644
Norchem Participações e Consultoria S.A. (1)	81,395	25,220	8,868
Cibrasec - Companhia Brasileira de Securitização (1)	98,490	23,444	3,618
Estruturadora Brasileira de Projetos S.A. - EBP (1)	79,093	4,920	(1,529)

Jointly Controlled by Santander Serviços	1,191,219	605,654	110,078
Webmotors S.A. (3)	260,531	20,275	31,097
Tecnologia Bancária S.A. - TECBAN (1) (4)	930,688	585,379	78,981

Jointly Controlled by Getnet S.A.	8,438	11,555	(13,380)
iZettle do Brasil (1) (5)	8,438	11,555	(13,380)

Significant Influence of Banco Santander	156,942	67,674	13,602
Norchem Holding e Negócios S.A. (1)	156,942	67,674	13,602
Total	10,932,289	8,787,809	269,901

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

			2013
	Total assets	Total liabilities	Total profit (6)
Jointly Controlled by Banco Santander	11,293,794	9,308,589	232,545
Companhia de Crédito, Financiamento e Investimento RCI Brasil	9,284,500	8,182,191	154,008
Companhia de Arrendamento Mercantil RCI Brasil	1,705,709	1,022,876	69,485
Norchem Participações e Consultoria S.A. (1)	102,665	54,158	2,450
Cibrasec - Companhia Brasileira de Securitização (1)	106,427	31,235	8,605
Estruturadora Brasileira de Projetos S.A. - EBP (1)	94,493	18,129	(2,003)

Jointly Controlled by Santander Serviços	974,863	512,284	75,269
Webmotors S.A. (3)	221,400	11,388	14,410
Tecnologia Bancária S.A. - TECBAN (1) (4)	753,463	500,896	60,859

Significant Influence of Banco Santander	321,479	475,839	41,777
Norchem Holding e Negócios S.A. (1)	202,264	77,684	27,367
BW Guirapá I S.A. (2)	119,215	398,155	14,410
Total	12,590,136	10,296,712	349,591

b) Changes

The changes in the balance of this item were as follows:
	12/31/2015	12/31/2014	12/31/2013
Jointly Controlled by Banco Santander
Balance at beginning of year	1,004,045	947,992	449,427
Change in the scope of consolidation (2)	-	7,165	-
Capital increases	-	-	2,830
Low/ Additions	(2,768)	(4,393)	418,547
Capital gains	-	368	-
Income from companies accounted for by the equity method	114,811	88,138	85,390
Dividends proposed/received	(74,849)	(35,197)	(8,405)
Others	-	(28)	203
Balance at end of year	1,041,239	1,004,045	947,992

Significant Influence of Banco Santander
Balance at beginning of year	19,416	115,811	22,666
Change in the scope of consolidation (2)	-	(88,715)	-
Additions	-	-	95,000
Income from companies accounted for by the equity method	1,501	2,958	5,952
Dividends proposed/received	(1,413)	(10,638)	(7,807)
Balance at end of year	19,504	19,416	115,811

(1) Companies with a lag of one month for the equity calculation. Accounting for equity income was used on 12/31/2015 the position of 11/30/2015.

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

(5) On July 18, 2014, Banco Santander now holds 50% of the total corporate capital of iZettle do Brasil Meios de Pagamento S.A. ("iZettle do Brasil”), through a capital contribution to the company in the amount of R$17,240 thousand, which was authorized by the Brazilian Central Bank on June 3, 2014. iZettle do Brazil is a Swedish source company that operates in the payment mechanisms market, with the development and distribution of payment products and solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A. (Spain) and iZettle in Sweden in order to create a joint and coordinated action in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico. One of the solutions developed by iZettle allows merchants to accept card payments through smart phones or tablets, by using a free appliance to a card reader application, converting the smart phones or tablets into a POS (point of sale - terminal accepting credit cards / debit card). The goal of the partnership is to enable Banco Santander to operate in the Brazilian market of card payments with the focus on micro merchants and individuals with an innovative, secure and aggregate supply to a simple solution. At the Extraordinary General Meeting held on July 31, 2014, the transfer of the investment held by Banco Santander (5,300 common shares without par value issued by the Izettle do Brasil Meios de Pagamento S.A.) to the capital of Getnet S.A. was approved.

(6) On 31 December 2015, 2014 and 2013 there is no balance to the "Other Comprehensive Income" in these companies.

(*) The Bank does not have collateral with associates and joint ventures.

(**) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c) Impairment losses

No impairment losses were recognized on investments in associates and joint ventures in 2015, 2014 and 2013.

d) Other information

Details of the principal subsidiaries not consolidated of Banco Santander:

–	Companhia de Crédito, Financiamento e Investimento RCI Brasil: A company incorporated in the form of corporation headquartered in Parana, is primarily engaged in the practice of loans in order to sustain the growth of automotive brands Renault and Nissan in the Brazilian market by financing the dealer network and the end consumer. It is a financial institution that is part of the RCI Banque Group and the Santander Group, with operations conducted as part of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and other controllers. On January 29, 2016, the Companhia de Crédito, Financiamento e Investimento RCI Brasil was merged into its subsidiary Banco RCI Brasil S.A. (current corporate name of the Companhia de Arrendamento Mercantil RCI do Brasil). The merger is under approval by the Bacen.

–	Webmotors S.A.: A company incorporated in the form of capital company with headquarters in São Paulo and is engaged in the design, implementation and / or availability of electronic catalogs, space, products, services or means of marketing products and / or services related to the automotive industry, on the Internet through the "website" www.webmotors.com.br (owned by Webmotors) or other means related to e-commerce activities and other uses or Internet applications, as well as participation in capital in other companies and the management of business ventures and the like. It is a company of the Economic Conglomerate - Financial Santander (Santander Group) andCarsales.com Investments PTY LTD (Carsales), and operations conducted as part of a group of institutions that operate jointly. According to the Shareholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and other controllers.

12. Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for the Bank own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during fiscal years ended December 31, 2015, 2014 and 2013.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

In thousand of reais
				Works in
	Land and	IT equipment	Furniture and	progress and
Cost	buildings	and fixtures	vehicles	others	Total
Balance at December 31, 2012	2,648,632	1,960,847	4,525,102	3,759	9,138,340
Additions	335,943	75,239	1,329,411	706	1,741,299
Write-off	(32,857)	(48,032)	(29,178)	-	(110,067)
Transfers	68,766	154,883	(242,158)	-	(18,509)
Balance at December 31, 2013	3,020,484	2,142,937	5,583,177	4,465	10,751,063
Additions	160,091	431,813	1,246,380	-	1,838,284
Additions resulting mergers	-	67,581	587,049	-	654,630
Write-off	(20,574)	(2,757)	(277,438)	-	(300,769)
Transfers	(386,453)	49,416	(171,866)	-	(508,903)
Balance at December 31, 2014	2,773,548	2,688,990	6,967,302	4,465	12,434,305
Additions	15,997	120,378	933,913	-	1,070,288
Additions resulting mergers	-	2,723	4,739	-	7,462
Write-off	(19,991)	(12,233)	(228,324)	-	(260,548)
Transfers	(44,695)	350,889	(314,139)	(706)	(8,651)
Balance at December 31, 2015	2,724,859	3,150,747	7,363,491	3,759	13,242,856

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Accumulated depreciation

Balance at December 31, 2012	(367,245)	(1,233,842)	(1,562,102)	-	(3,163,189)
Additions	(58,480)	(236,731)	(431,778)	-	(726,989)
Write-off	18,657	58,338	14,957	-	91,952
Transfers	-	(29)	(26,397)	-	(26,426)
Balance at December 31, 2013	(407,068)	(1,412,264)	(2,005,320)	-	(3,824,652)
Additions	(59,533)	(332,629)	(480,587)	-	(872,749)
Additions resulting mergers	-	-	(652,155)	-	(652,155)
Write-off	1,742	6,725	163,105	-	171,572
Transfers	(310)	(1,627)	(152,052)	-	(153,989)
Balance at December 31, 2014	(465,169)	(1,739,795)	(3,127,009)	-	(5,331,973)
Additions	(83,106)	(343,642)	(602,958)	-	(1,029,706)
Additions resulting mergers	-	(831)	(3,357)	-	(4,188)
Write-off	17,353	10,531	207,420	-	235,304
Transfers	(624)	(19,143)	(76,827)	-	(96,594)
Balance at December 31, 2015	(531,546)	(2,092,880)	(3,602,731)	-	(6,227,157)
Losses from non-recovery (impairment)
Balance at December 31, 2012	(36,923)	-	-	-	(36,923)
Impacts on results	(3,561)	-	-	-	(3,561)
Balance at December 31, 2013	(40,484)	-	-	-	(40,484)
Impacts on results	9,188	-	-	-	9,188
Balance at December 31, 2014	(31,296)	-	-	-	(31,296)
Impacts on results	(2,077)	-	-	-	(2,077)
Write-off	23,588	-	-	-	23,588
Balance at December 31, 2015	(9,785)	-	-	-	(9,785)
Carrying amount
Balance at December 31, 2013	2,572,932	730,673	3,577,857	4,465	6,885,927
Balance at December 31, 2014	2,277,083	949,195	3,840,293	4,465	7,071,036
Balance at December 31, 2015	2,183,528	1,057,867	3,760,760	3,759	7,005,914

The depreciation expenses has been included in the line item “Depreciation and amortization” in the income statement.

b) Tangible asset purchase commitments

On December 31, 2015, 2014 and 2013, the Bank has no contractual commitments for the acquisition of tangible.

13. Intangible assets - Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and allocated according with operational segments and it was applied according to the operating segments. (note 43).

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, we estimate cash flow for a period of 5 years. The Bank prepares cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among other, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by independent research company, which is reviewed and approved by the Executive Board.

The impairment test of goodwill was conducted in 2015, 2014 and 2013 and for the current period was not identified any evidence of impairment.

Thousands of Reais	2015	2014	2013
Breakdown/Operating segments:
Banco ABN Amro Real S.A. (Banco Real)/ Commercial Banking	27,217,565	27,217,565	27,217,565
Other/ Commercial Banking	1,115,154	1,053,390	-
Total	28,332,719	28,270,955	27,217,565

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

		Commercial Banking
	2015	2014	2013
Main assumptions:
Basis of determining recoverable amounts		Value in use: cash flows
Period of the projections of cash flows (1)	5 years	5 years	5 years
Growth rate perpetual	7.5%	7.0%	7.00%
Discount rate (2)	15.20%	14.40%	14.80%

(1) The projections of cash flow are prepared using growth plans and internal budget of the administration, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax is 20.11%.

The changes of goodwill in December, 31 2015, 2014 and 2013 were as follows:

Thousands of Reais	2015	2014	2013
Balance at beginning of the year	28,270,955	27,217,565	27,217,565
Additions:
Getnet S.A./Super/Bonsucesso(1)	61,764	1,053,390	-
Balance at end of the year	28,332,719	28,270,955	27,217,565

(1) In 2015, investment contract which Banco Santander, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, with 60% of capital. In 2014, includes the goodwill on the acquisition of all the shares issued by Getnet on July 31, 2014 and the result of the acquisition by Aymoré in company Super Pagamentos e Administração de Meios Eletrônicos Ltda.

14. Intangible assets - Other intangible assets

a) Other intangible assets - Breakdown

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

Cost	IT developments	Other assets	Total
Balance at December 31, 2012	3,423,036	214,747	3,637,783
Additions	523,495	132,697	656,192
Write-off	(78,749)	(2,101)	(80,850)
Transfers	24,739	-	24,739
Balance at December 31, 2013	3,892,521	345,343	4,237,864
Additions	571,018	11,841	582,859
Additions resulting mergers	171,071	-	171,071
Write-off	(10,651)	(316)	(10,967)
Transfers	(46,885)	-	(46,885)
Balance at December 31, 2014	4,577,074	356,868	4,933,942
Additions	607,642	3,647	611,289
Additions resulting mergers	759	1	760
Write-off	(11,282)	-	(11,282)
Transfers	28,307	37,200	65,507
Balance at December 31, 2015	5,202,500	397,716	5,600,216
Accumulated amortization
Balance at December 31, 2012	(1,398,385)	(185,917)	(1,584,302)
Additions	(504,285)	(20,642)	(524,927)
Write-off	9,128	418	9,546
Transfers	1,615	(6,788)	(5,173)
Balance at December 31, 2013	(1,891,927)	(212,929)	(2,104,856)
Additions	(468,461)	(20,919)	(489,380)
Additions resulting mergers	(110,193)	-	(110,193)
Write-off	2,155	316	2,471
Transfers	4,153	-	4,153
Balance at December 31, 2014	(2,464,273)	(233,532)	(2,697,805)
Additions	(413,450)	(46,861)	(460,311)
Additions resulting mergers	(115)	-	(115)
Write-off	10,169	-	10,169
Transfers	18,675	13,614	32,289
Balance at December 31, 2015	(2,848,994)	(266,779)	(3,115,773)

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Losses from non-recovery (Impairment) - IT
Balance at December 31, 2012	(335)	-	(335)
Additions	(285,862)	-	(285,862)
Write-off	-	-	-
Balance at December 31, 2013	(286,197)	-	(286,197)
Impairment losses on other assets	(5,123)	-	(5,123)
Write-off	5,486	-	5,486
Balance at December 31, 2014	(285,834)	-	(285,834)
Impairment losses on other assets (1)	(670,556)	(8,698)	(679,254)
Transfers	(38,412)	-	(38,412)
Balance at December 31, 2015	(994,802)	(8,698)	(1,003,500)
Carrying amount
Balance at December 31, 2013	1,714,397	132,414	1,846,811
Balance at December 31, 2014	1,826,967	123,336	1,950,303
Balance at December 31, 2015	1,358,704	122,239	1,480,943

(1) In 2015, includes impairment loss of assets in the acquisition and development of software in the amount of R$674,780. The loss in the acquisition and development of software was recorded due to obsolescence function and disruption of these systems.

The amortization expenses has been included in the line item “Depreciation and amortization” in the income statement.

15. Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousands of Reais	2015	2014	2013

Customer relationships (1)	221,478	946,571	1,377,072
Prepayments and accrued income	1,383,476	1,289,624	1,255,046
Contractual guarantees of former controlling stockholders (Note 22.d.5)	789,974	783,909	954,325
Actuarial asset (Note 22.c)	-	557	898
Amounts receivable of covenants	8	530,311	399,045
Other receivables (2)	1,407,182	1,515,754	1,098,282
Total	3,802,118	5,066,726	5,084,668

(1) In 2015, the balance shown is net of provision for non-recoverable loss of the asset recorded for the purchase of rights to the provision of payroll services in the amount of R$534,281 recorded in "Impairment losses on other assets (net) - Others". The loss on the rights in the acquisition of payrolls was recorded due to the reduction of the expected return value in the management of payrolls and contracts break history.

(2) Corresponds mainly to receivables from third parties.

16. Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousands of Reais	2015	2014	2013
Classification:
Financial liabilities at amortized cost	69,451,498	63,674,201	34,032,289
Total	69,451,498	63,674,201	34,032,289
Type:
Demand deposits (1)	144,596	161,538	251,134
Time deposits (2)	55,795,205	42,044,680	30,510,143
Repurchase agreements	13,511,697	21,467,983	3,271,012
Of which:
Backed operations with Private Securities (3)	84,573	961,359	373,256
Backed operations with Government Securities	13,427,124	20,506,624	2,897,756
Total	69,451,498	63,674,201	34,032,289
Currency:
Reais	33,056,128	39,519,636	16,242,319
Euro	528,465	66,735	497,300
US dollar	35,612,670	24,085,176	17,292,342
Other currencies	254,235	2,654	328
Total	69,451,498	63,674,201	34,032,289

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

17. Customer deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousands of Reais	2015	2014	2013
Classification:
Financial liabilities at amortized cost	243,042,872	220,644,019	200,155,677
Total	243,042,872	220,644,019	200,155,677
Type:
Demand deposits
Current accounts (1)	15,579,923	15,507,604	15,584,719
Savings accounts	35,984,838	37,938,936	33,589,050
Time deposits	89,986,025	91,552,181	81,350,739
Repurchase agreements	101,492,086	75,645,298	69,631,169
Of which:
Backed operations with Private Securities (2)	61,173,979	46,699,288	41,851,923
Backed operations with Government Securities	40,318,107	28,946,010	27,779,246
Total	243,042,872	220,644,019	200,155,677

(1) Non-interest bearing accounts.

(2) Refers basically to repurchase agreements backed by debentures own issue.

Note 42-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

18. Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousands of Reais	2015	2014	2013
Classification:
Financial liabilities at amortized cost	94,658,300	70,355,249	65,300,548
Total	94,658,300	70,355,249	65,300,548
Type:
Real estate credit notes - LCI (1)	23,795,322	22,669,332	17,077,414
Bonds and other securities	13,465,373	11,784,701	15,903,376
Treasury Bills(3)	55,300,989	33,998,433	28,222,426
Securitization notes (MT100) (4)	-	-	2,247,237
Agribusiness credit notes - LCA (2)	2,096,616	1,902,783	1,681,646
Debentures	-	-	168,449
Total	94,658,300	70,355,249	65,300,548

(1) Real Estate Credit Notes are fixed income securities pegged by mortgages and mortgage-backed securities or liens on property. On December 31, 2015, have maturities between 2016 to 2020.

(2) Agribusiness credit notes are fixed income securities in which resources are allocated to the promotion of agribusiness, indexed between 90.0% to 98.0% of CDI. On December 31, 2015, have maturities between 2016 to 2018.

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2015, have a maturity between 2016 to 2025 (12/31/2014 - have a maturity between 2015 to 2025).

(4) The notes issued by Brazil Foreign were fully redeemed on December 4, 2014.

The breakdown, by currency, of the balance of this account is as follows:

Thousands of Reais
Currency:	2015	2014	2013

Real	82,506,826	59,870,381	50,737,739
US dollar	11,180,678	9,418,869	13,090,912
Swiss Francs	603,889	940,256	1,315,966
Yuan Renminbi/chi	-	-	58,044
Peso/Chile	135,388	101,264	97,887
Yen	35,743	24,479	-
Euro	195,776	-	-
Total	94,658,300	70,355,249	65,300,548

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	Average interest (%)
Currency:	2015	2014	2013

Real	12.1%	9.6%	7.2%
US dollar	1.0%	3.0%	3.9%
Swiss Francs	-	1.8%	1.0%
Yuan Renminbi/chi	-	-	10.0%
Peso/Chile	-	4.6%	10.0%
Yen	3.1%	5.6%	-
Total	11.3%	9.6%	7.2%

The changes in the balance of Marketable debt instruments were as follows:

Thousands of Reais	2015	2014	2013

Balance at beginning of the period	70,355,249	65,300,548	54,012,018
Issuances	72,936,057	53,187,121	45,575,270
Payments	(63,516,234)	(55,388,115)	(40,549,791)
Interest (Note 31)	10,047,874	6,347,571	4,355,190
Exchange differences and Others	4,835,354	1,125,481	2,071,089
Transfer Held For Sale	-	(217,357)	-
Others	-	-	(163,228)
Balance at end of the period	94,658,300	70,355,249	65,300,548

At December 31, 2015, 2014 and 2013, none of these instruments was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

The note 42-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in each year.

The breakdown of "Bonds and other securities" is as follows:

	Issuance	Maturity	Currency	Interest rate (p.a)	2015	2014	2013

Eurobonds	mar-11	mar-14	US$	Libor + 2.1%	-	-	2,813,498
Eurobonds	apr and nov-10	apr-15	US$	4.5%	-	2,173,398	1,971,183
Eurobonds	jan and jun-11	jan-16	US$	4.3%	3,268,431	2,256,237	2,005,381
Eurobonds	jun-11	dec-14	CHF	3.1%	-	-	395,378
Eurobonds	feb and sep-12	feb-17	US$	4.6%	5,025,982	3,575,617	3,210,407
Eurobonds (2)	apr-12	apr-16	CHF	3.3%	603,889	412,596	404,185
Eurobonds (2)	mar-13	apr-18	US$	4.5% to 8.4% (1)	-	892,090	786,587
Eurobonds (2)	mar and may-13	mar-16	R$	8.0%	1,255,841	1,258,363	1,283,821
Eurobonds (2)	jun-13	jun-15	CHF	1.1%	-	339,686	332,147
Eurobonds (2)	mar-13	mar-15	CHF	1.7%	-	187,974	-
Eurobonds (2)	apr-12	apr-16	CLP	4.6%	135,388	101,264	-
Eurobonds	oct-14	oct-16	US$	2.0%	102,708	51,488	-
Eurobonds (2)	sep-14	sep-16	JPY	1.8%	35,743	24,480	-
Eurobonds	dec-15	jul-16	US$	2.7%	195,254	-	-
Eurobonds	dec-15	jun-16	EUR	1.0%	170,053	-	-
Eurobonds	jun-15	jan-16	US$	1.1%	173,487	-	-
Eurobonds	jul-15	jan-16	US$	1.1%	839,956	-	-
Eurobonds	aug-15	fev-16	US$	1.2%	510,082	-	-
Eurobonds	aug-15	fev-16	US$	1.1%	291,345	-	-
Others					857,214	511,508	2,700,789
Total					13,465,373	11,784,701	15,903,376

(1) The transaction was settled in advance in the first quarter of 2015 and had compound interest flow: up to April 17, 2013 equal to 4.5% per year in the period from April 18, 2013 to October 17, 2017 equal to 8.4% pa and October 18, 2017 to April 17 2018 equal to 7.0% pa.

(2) Includes R$1,995,118 (12/31/2014 - R$1,960,197 and 12/31/2013 - R$2,423,572) in cash flow hedge operations, being R$1,255,841 indexed in Reais (12/31/2014 - R$1,258,363 and 12/31/2013 - R$1,283,821), R$603,889 indexed on foreign currency - Swiss Franc (12/31/2014 - R$600,570 and 12/31/2013 - R$983,819), R$135,388 in Chilean Peso (12/31/2014 - R$101,264 and 12/31/2013 - R$97,887) and R$35,743 for market risk hedge operations (12/31/2014 - R$364,166), being R$35.743 (12/31/2014 - R$24,480) indexed to foreign currency - YEN and the value at December 31,2014 R$339,686 and the value at December 31,2013 R$332,147) indexed to foreign currency - Swiss Franc.

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

	Issuance	Maturity	Currency	Interest rate (p.a)	2013

Series 2008-1 (1)	may-08	mar-15	US$	6.2%	150,645
Series 2008-2 (1) (2)	aug-08	sep-17	US$	Libor (6 months) + 0.8%	940,146
Series 2009-1 (1)	aug-09	sep-14	US$	Libor (6 months) + 2.1%	40,593
Series 2009-2 (1)	aug-09	sep-19	US$	6.3%	105,135
Series 2010-1 (1)	dec-10	mar-16	US$	Libor (6 months) + 1.5%	420,537
Series 2011-1 (1)(3)	may-11	mar-18	US$	4.2%	237,020
Series 2011-2 (1)(4)	may-11	mar-16	US$	Libor (6 months) + 1.4%	353,161
Total					2,247,237

(1) With charges payable semiannually.

(2) Principal is payable in 6 semiannual installments from March, 2015 (the period of this series was extended by three years in August, 2011).

(3) The principal will be paid semiannually in 9 installments from March 2014.

(4) The principal will be paid semiannually in 5 installments from March 2014.

19. Subordinated liabilities

The detail of the balance of “Subordinated liabilities” is as follows:

Thousands of Reais			Amount
		Maturity (1)
	Issuance		(millions)	Interest rate	2015	2014	2013

Subordinated Certificates	jun-06	jul-16	R$ 1,500	105.0% CDI	4,196,347	3,683,128	3,306,909
Subordinated Certificates	oct-06	sep-16	R$ 850	104.5% CDI	2,266,789	1,990,794	1,788,358
Subordinated Certificates	jul-06 to oct-06	jul-16 to jul-18	R$ 447	104.5% CDI	1,230,505	1,080,684	970,794
Subordinated Certificates	may-08 to jun-08	may-13 to may-18	R$ 283	CDI (2)	114,467	114,050	101,659
Subordinated Certificates	may-08 to jun-08	may-13 to jun-18	R$ 268	IPCA (3)	289,196	425,421	368,401
Subordinated Certificates	jul-07	jul-14	R$ 885	104.5% CDI	-	-	1,684,508
Subordinated Certificates	jan-07	jan-14	R$ 250	104.0% CDI	-	-	508,655
Subordinated Certificates	nov-08	nov-14	R$ 100	120.5% CDI	-	-	176,860
Total					8,097,304	7,294,077	8,906,144

(1) Subordinated certificates of deposit issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.

(2) Indexed to 100% and 112% of the CDI.

(3) Indexed to the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.4% p.a.

The detail by currency, of the balance of “Subordinated liabilities” is as follows:

		Thousands of Reais			Average Interest Rate (%)
Currency:	2015	2014	2013	2015	2014	2013

Real	8,097,304	7,294,077	8,906,144	14.6%	11.2%	8.5%
Total	8,097,304	7,294,077	8,906,144	14.6%	11.2%	8.5%

The changes in “Subordinated liabilities” were as follows:

	2015	2014	2013
Balance at beginning of year	7,294,077	8,906,144	11,919,151
Payments	(216,075)	(2,495,282)	(3,823,280)
Interest (Note 31)	1,019,302	883,215	810,273
Balance at end of year	8,097,304	7,294,077	8,906,144

Note 42-d contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

20. Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of such instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan (Note 27), are as follows:

					12/31/2015	12/31/2014
				Interest Rate (p.a.)
	Issuance	Maturity Issuance Value		(3)
Tier I (1)	jan-14	no maturity (perpetual)	R$3,000	7.4%	4,943,194	3,361,971
Tier II (2)	jan-14	jan-24	R$3,000	6.0%	5,015,843	3,411,341
Total					9,959,037	6,773,312

(1) Interest quarterly paid from April 29, 2014.

(2) The interest payable semiannually from July 29, 2014.

(3) The effective interest rate, considering the income tax source assumed by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

Changes in the balance of "Debt Instruments Eligible to Compose Capital" in twelve-months period ended December 31, 2015 were as follows:

	12/31/2015	12/31/2014
Balance at beginning of the period	6,773,312	-
Issues	-	6,000,000
Interest payment Tier I (1)	277,024	239,931
Interest payment Tier II (1)	226,266	195,541
Foreign exchange variation / Others	3,291,470	629,081
Payments of interest - Tier I	(347,201)	(191,466)
Payments of interest - Tier II	(261,834)	(99,775)
Balance at end of the period	9,959,037	6,773,312

(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II were recorded against income for the period as "Interest expense and similar charges" (Note 31).

21. Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousands of Reais	2015	2014	2013

Credit card obligations	20,611,690	19,909,272	14,870,988
Unsettled financial transactions (2)	5,814,199	1,106,011	2,916,301
Dividends payable	2,846,433	849,322	1,684,277
Tax collection accounts - Tax payables	879,834	676,405	379,174
Liability associated with the transfer of assets (Note 9.g)	190,333	242,024	336,040
Other financial liabilities (1)	1,730,156	662,701	1,119,182
Total	32,072,645	23,445,735	21,305,962

(1) On December 31, 2014 and 2015 includes the financial liabilities in the amount of R$307 million related to the put option of the commitment of the shares held by Banco Bonsucesso and R$950 million related to the put option having as object the shares held by non-controlling of Getnet SA.

(2) Includes operations to liquidate with BM&FBovespa and payment orders in foreign currency.

Note 42-d contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

22. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais	2015	2014	2013

Provisions for pension funds and similar obligations	2,696,653	3,869,728	3,043,311
Provisions for judicial and administrative proceedings, commitments and other provisions	8,713,024	7,257,716	7,849,077
Judicial and administrative proceedings under the responsibility of former controlling stockholders	789,974	783,909	954,325
Judicial and administrative proceedings	7,000,680	5,487,882	5,382,320
Of which:
Civil	1,986,602	1,755,367	1,641,199
Labor	2,501,426	1,982,393	1,938,355
Tax and Social Security	2,512,652	1,750,122	1,802,766
Others provisions (1)	922,370	985,925	1,512,432
Total	11,409,677	11,127,444	10,892,388

(1) In 2015 and 2013, includes R$301,447 and R$987,600 relating to the expenses of projects aimed at improving operational productivity and efficiency.

b) Changes

The changes in “Provisions” were as follows:

Thousands of Reais			2015
	Pensions	Other Provisions	Total
Balance at beginning of year	3,869,728	7,257,716	11,127,444
Additions charged to income:
Interest expense and similar charges (Note 31)	404,171	-	404,171
Personnel Expenses (Note 38.a & 22.c)	31,332	-	31,332
Additions to provisions	(3,912)	3,997,463	3,993,551
Other Comprehensive Income	(1,201,893)	-	(1,201,893)
Payments to pensioners and early retirees with a charge to internal provisions	(47,682)	-	(47,682)
Payments to external funds	(354,534)	-	(354,534)
Amount used	-	(2,225,641)	(2,225,641)
Transfer to other assets - actuarial assets (Note 15)	(557)	-	(557)
Transfers, exchange differences and other changes	-	(315,646)	(315,646)
Sale of companies (1)	-	(868)	(868)
Balance at end of year	2,696,653	8,713,024	11,409,677

(1) Sale of Santander Securities.

Thousands of Reais			2014
		Other Provisions
	Pensions	(1)	Total
Balance at beginning of year	3,043,311	7,849,077	10,892,388
Additions charged to income:
Interest expense and similar charges (Note 31)	318,267	-	318,267
Personnel Expenses (Note 38.a & 22.c)	21,830	-	21,830
Additions to provisions	(3,833)	2,109,856	2,106,023
Payments to pensioners and early retirees with a charge to internal provisions	(66,250)	-	(66,250)
Payments to external funds	(354,117)	-	(354,117)
Amount used	-	(2,666,217)	(2,666,217)
Other Comprehensive Income	910,859	-	910,859
Transfer to other assets - actuarial assets (Note 15)	(339)	-	(339)
Transfers, exchange differences and other changes	-	(35,000)	(35,000)
Balance at end of year	3,869,728	7,257,716	11,127,444

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2013
		Other Provisions
	Pensions	(1)	Total
Balance at beginning of year	5,260,700	7,514,266	12,774,966
Additions charged to income:
Interest expense and similar charges (Note 31)	378,904	-	378,904
Personnel Expenses (Note 38.a & 22.c)	46,341	-	46,341
Additions to provisions	(4,769)	2,697,587	2,692,818
Payments to pensioners and early retirees with a charge to internal provisions	(44,515)	-	(44,515)
Payments to external funds	(315,853)	-	(315,853)
Amount used	-	(3,063,833)	(3,063,833)
Transition Adjustments to the amendments to the IAS 19	(2,265,530)	-	(2,265,530)
Transfer to other assets - actuarial assets (Note 15)	(11,967)	-	(11,967)
Transfers, exchange differences and other changes	-	701,057	701,057
Balance at end of year	3,043,311	7,849,077	10,892,388

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

- Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until after May 22, 1975,closed and settled.

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

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC, were implemented in July 2009. On June 8, 2015, through Official Letter 1504/CGTR/DITEC/PREVIC approved the closure of Benefits Plans I, II and III, and the closure of the operating authorization of Fasass as closed Complementary Welfare entity. On 10.11.2015 that entity was abolished with the fall in its CNPJ.

Additionally, Banco Santander is sponsor of health care plans, supplementary retirement and pension plan for retired employees associates, arising from the acquisition process of the Banco Meridional Constituted under the defined benefit plan. On November 11, 2015 Previc approved the transfer process for Banesprev, the conclusion of this process is scheduled for the first half of 2016.

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

• Nominal discount rate for actuarial obligation and calculation of interest on assets:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 12.3% (2014 - 10.9% and 2013 - 11.2%).

- Cabesp, Law 9.656 and others obligations - 12.03% (2014 - 11.0% and 2013 - 11.3%).

• Estimated long-term inflation rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 4.5% (2014 - 4.5% and 2013 - 4.5%).

• Estimate salary increase rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans -5.0% (2014 - 5.0% and 2013 - 5.0%).

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

Additionally, it is assured to retired employees, provided they meet certain legal requirements and take full payment of their contributions, the right to maintenance as a beneficiary of the health plan of Banco Santander, in the same healthcare coverage conditions which they enjoyed when the force of their employment contracts. The obligations of Banco Santander in relation to retirees are valued using actuarial calculations based on the present value of current costs.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The funding status of the defined benefit obligations in 2015 and in the last 3 years are as follows:

Thousands of Reais	2015	2014	2013
Present value of the obligations - Post-employment plans:
To current employees	753,697	871,376	585,214
Vested obligations to retired employees	16,772,102	17,019,976	15,912,616
	17,525,799	17,891,352	16,497,830
Less:
Fair value of plan assets	16,275,269	16,067,029	15,271,532
Unrecognized assets (1)	(963,031)	(874,304)	(786,377)
Provisions – Post-employment plans, net	2,213,561	2,698,627	2,012,675
Present value of the obligations - Other similar obligations:
To current employees	315,474	340,123	315,542
Vested obligations to retired employees	5,719,260	5,737,398	5,208,636
	6,034,734	6,077,521	5,524,178
Less:
Fair value of plan assets	5,673,071	4,906,977	4,629,910
Unrecognized assets (1)	(121,429)	-	(135,470)
Provisions – Other similar obligations, net	483,092	1,170,544	1,029,738
Total provisions for pension plans, net	2,696,653	3,869,171	3,042,413
Of which:
Actuarial provisions	2,696,653	3,869,728	3,043,311
Actuarial assets (note 15)	-	557	898
(1) Refers to fully funded plans Banesprev I and III, Sanprev I, II and III, Bandeprev and Plasas.

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

Thousands of Reais		Post-Employment Plans
	2015	2014	2013

Current service cost (note 38.a & 22.b)	20,560	11,189	25,584
Interest cost (net)	187,650	134,076	239,264
Interest on assets not recognized	95,652	-	-
Extraordinary charges:
Other movements	(2,607)	(3,481)	(4,244)
Early retirement cost	-	-	93
Total	301,255	141,784	260,697

Thousands of Reais		Other Similar Obligations
	2015	2014	2013

Current service cost (note 38.a & 22.b)	10,740	10,606	20,757
Interest cost (net)	124,469	(384,410)	139,640
Extraordinary charges:
Other movements	27	(77,165)	(618)
Total	135,236	(450,969)	159,779

The changes in the present value of the accrued defined benefit obligations were as follows:

Thousands of Reais		Post-Employment Plans
	2015	2014	2013

Present value of the obligations at beginning of year	17,891,352	16,497,830	20,668,349
Current service cost	20,560	11,146	25,584
Interest cost	1,877,942	1,770,565	1,721,109
Benefits paid	(1,530,082)	(1,445,736)	(1,336,124)
Actuarial (gains)/losses	(753,155)	1,056,019	(4,632,667)
Others	19,182	1,528	51,579
Present value of the obligations at end of year	17,525,799	17,891,352	16,497,830

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais		Other Similar Obligations
	2015	2014	2013

Present value of the obligations at beginning of year	6,077,521	5,524,178	7,033,670
Current service cost	10,740	10,607	20,757
Interest cost	653,206	608,412	615,014
Benefits paid	(421,429)	(342,936)	(291,221)
Actuarial (gains)/losses	(285,304)	279,855	(1,859,513)
Other	-	(2,595)	5,471
Present value of the obligations at end of year	6,034,734	6,077,521	5,524,178
The changes in the fair value of the plan assets were as follows:

Thousands of Reais		Post-Employment Plans
	2015	2014	2013

Fair value of plan assets at beginning of year	16,067,029	15,271,532	17,883,138
Interest (Expense) Income	1,690,293	1,652,774	1,563,927
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net
interest expense	(297,461)	241,663	(3,178,551)
Contributions	298,198	300,624	294,688
Of which:
By the Bank	279,111	280,996	243,109
By plan participants	19,087	19,627	51,579
Benefits paid	(1,482,914)	(1,399,142)	(1,291,645)
Exchange differences and other items	124	(422)	(25)
Fair value of plan assets at end of year	16,275,269	16,067,029	15,271,532

Thousands of Reais		Other Similar Obligations
	2015	2014	2013

Fair value of plan assets at beginning of year	4,906,977	4,629,910	5,473,031
Interest (Expense) Income	528,737	496,373	462,491
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	581,755	187,841	(1,088,686)
Contributions	52,894	50,468	52,870
Of which:
By the Bank	52,894	50,468	47,399
By plan participants	-	-	5,471
Benefits paid	(397,292)	(319,550)	(269,796)
Exchange differences and other items	-	(138,065)	-
Fair value of plan assets at end of year	5,673,071	4,906,977	4,629,910
Opening of gains (losses) Actuarial from experience, financial assumptions and demographic hypotheses:

Thousands of Reais	Post-Employment Plans
	2015	2014
Experience Plan	(1,299,660)	(580,616)
Changes in Financial Assumptions	2,049,061	(475,403)
Changes in Demographic Assumptions	-	-
Gain (Loss) Actuarial - Obligation	749,401	(1,056,019)
Return on Investment, Return Unlike Implied Discount Rate	(297,271)	241,663
Gain (Loss) Actuarial - Asset	(297,271)	241,663

Thousands of Reais	Other Similar Obligations
	2015	2014
Experience Plan	(433,550)	(80,468)
Changes in Financial Assumptions	718,854	(199,387)
Changes in Demographic Assumptions	-	-
Gain (Loss) Actuarial - Obligation	285,304	(279,855)
Return on Investment, Return Unlike Implied Discount Rate	581,755	187,841
Gain (Loss) Actuarial - Asset	581,755	187,841

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The experience adjustments arising from plan assets and liabilities are shown bellow:

		Post - Employment Plans
In thousand of reais	2015	2014	2013

Experience Adjustments in Net Assets	(297,461)	241,663	(3,178,551)

		Other Similar Obligations
In thousand of reais	2015	2014	2013

Experience Adjustments in Net Assets	581,755	187,841	(1,088,686)

The amounts of actuarial obligation of defined benefit plans uninsured and defined benefit plans partially or totally covered are shown below:

In thousand of reais	2015	2014	2013

Defined benefit plans uninsured	826,963	878,550	836,129
Defined benefit plans partially or totally covered	22,734,017	23,090,769	21,061,473

In 2016 the Bank expects to make contributions to fund these obligations for amounts similar to those made in 2015.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2015	2014	2013

Equity instruments	0.48%	3.04%	2.10%
Debt instruments	98.54%	93.94%	96.30%
Properties	0.28%	0.32%	0.20%
Other	0.70%	2.70%	1.40%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The actual return on plan assets was R$2,503,610 (2014 - R$2,578,652 and 2013 - R$2,290,881). The following table shows the estimated benefits payable at December 31, 2015 for the next ten years:

Thousands of Reais
2016	2,093,610
2017	2,190,694
2018	2,292,247
2019	2,395,038
2020 to 2025	16,568,544
Total	25,540,133

Presumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the effects as follows:

Thousands of Reais
		Sensitivity
	(+)1,0%	(-)1,0%
Effect on current service cost and interest on actuarial liabilities	88,469	(150,372)
Effects on present value of obligation	719,789	(615,320)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

Plans	Post - Employment Plans

Duration (in years)
Banesprev Plans I	11.44
Banesprev Plans II	10.71
Banesprev Plans III	8.33
Banesprev Plans IV	16.38
Banesprev Plans V	8.66
Banesprev Pre-75	9.27
Sanprev I	6.62
Sanprev II	15.85
Sanprev III	9.03
Bandeprev Basic	9.03
Bandeprev Special I	6.86
Bandeprev Special II	6.75
SantanderPrevi	6.95
Meridional	6.62

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Plans	Other Similar Obligations

Cabesp	12.84
Law 9656	27.69
Bandepe	12.68
Free Clinic	10.90
Lifetime officers	8.90
Circulars (1)	13,16 e 9,94
Life Insurance	8.14
(1) The duration 13.16 refers to the plan of Former Employees of Banco ABN Amro and 9.94 to the plan of Former Employees of Banco Real.

Actuarial Assumptions Adopted in Calculations

		12/31/2015		12/31/2014		12/31/2013
	Pension	Health	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	12.3%	12.0%	10.9%	11.0%	10,7%(1) and 11,2%	10,8%(2) and 11,3%
Rate Calculation of Interest Under Assets to the Next Year	12.3%	12.0%	10.9%	11.0%	11.2%	11.3%
Estimated Long-term Inflation Rate	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000

(1) For Banesprev II, V and Pré 75 plans.

(2) For Cabesp plans.

d) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

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

Joining the program includes administrative charge resulting from the deduction of taxes expenses and interest, with preliminary decision that suspended payments related to the IRPJ and da CSLL between the years 2006 and 2008. Such case was pending from decision at the administrative level, risk classification was assessed as possible losses, according to legal counsel. Other administrative and judicial proceedings were also included this program.

Tax and social security contingencies procedures included in payment were registered at the time of subscription on the program through financial settlement in the amount of R$412,602, after the recorded deferred tax assets, was zero in net income.

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$3,015,147 (2013 - R$10,463,919 and 2013 - R$8,593,676): The Bank and its subsidiaries discuss the calculation basis of PIS and Cofins of the Law 9,718/98, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by "Supremo Tribunal Federal" - "STF" "Supreme Court" decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods. On April 23, 2015, Supreme Court decision was published admitting the extraordinary resort interposed by the Union related to PIS and denying the proceed for the extraordinary resort interposed by Public Ministry concerning to the Cofins,in this case, been exclusively applicable to Banco Santander suit. On May 28, 2015 in Supreme Court’s plenary session, the inadmissibility of extraordinary resort related to Cofins was confirmed in a unanimous decision, that denied the provision of Special Resort interposed by Public Ministry. With this decision, the Cofins plea is decided, prevailing the Fourth Area Federal Regional Court’s judgment, from August 2007, favorable for Banco Santander. On August 19, 2015, the declaration of embargoes presented by Public Ministry were rejected unanimously at the plenary session of the Supreme Court. There are still pending of final judgment by the Supreme Court the Banco Santander PIS chargeability, as well as the PIS and Cofins chargeability’s from other controlled subsidiaries. Based on STF's decision, Banco Santander recorded the reversal of provisions made to cover the legal liabilities related to Cofins, amounting R$7,950 million (R$4,770 million, after tax effects).

• Increase in CSLL tax rate - R$795,859 (2014 - R$1,357,957 and 2013 - R$1,217,935) – The Bank and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, which subsequently became Law 11.727/2008, in April 2008. Judicial proceedings are pending of judgment.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The main topics discussed in these lawsuits are:

• CSLL - equal tax treatment - R$52,268 (2014 - R$54,111 and 2013 - R$52,489) - The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Tax on Services for Financial Institutions (ISS) - R$755,211 (2014 - R$722,366 and 2013 - R$545,337): The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

• Social Security Contribution (INSS) - R$527,111 (2014 - R$442.583 and 2013 - R$332,259): The Bank and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$657,750 (12/31/2014 – R$0) : In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and DTVM had obtained a non favorable decision at CARF. On July 3rd , 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges, amounting R$1,283 million. Based on the assessment of legal counsel, provision was made to cover the probable loss in the lawsuit.

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

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Supremo Tribunal da Justiça (STJ - Justice Supremo Court) decided against the Bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to Banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Moreover, there are precedents at the STF regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision not handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as was proposed after the period of 5 years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence, that not handed down on the lawsuits yet. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

d.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to judicial and administrative proceedings involving civil, labor, tax and social security matters assessed by the legal counsels as possible loss risk, which were not accrued as a provision.

Tax lawsuits classified as possible loss risk, totaled R$14,469 million, including the following main lawsuits:

• Credit Losses - The Bank and its companies challenged the tax assessments issued by the Federal Revenue Services challenging the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of December 31, 2015 the amount related to this challenge is approximately R$719 million.

• INSS on Profit Sharing Payments – The Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of December 31, 2015 amounts related to these proceedings totaled approximately R$2.711 million.

• IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A., successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related to 2005 tax, claiming that capital gain in sales shares of Real Seguros S.A. and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain tax paid was in compliance with the legislation. We had a partial favorable the decision on CARF, that disregard the fine and interest on this fine. Currently awaiting the assessment of a Amendment of Judgment by Zurich and the judgment of the Extraordinary Appeal filed by the Federal Government . The Banco Santander is responsible for any adverse outcome in this process as former controlling of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2015 the amount related to this proceeding is approximately R$262 million.

• Goodwill amortization of Banco Real – The Brazilian Federal Revenue issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the base period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notices was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. On December 31, 2015, the figure was R$1,165 million.

• Goodwill amortization of Banco Sudameris – The Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related period of 2007 to 2012. Banco Santander timely presented their appeals, which are pending. On December 31, 2015, the figure was R$516 million.

The labor lawsuits classified as possible loss risk totaled R$93 million, excluding the lawsuit below:

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

The liabilities related to civil lawsuits with possible loss risk totaled R$728 million.

d.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$785,837, R$890 e R$3,247 (2014 - R$773,304, R$2,520 and R$8,085 and 2013 - R$948,074, R$3,299 and R$2,952), with responsibility of the former controlling stockholders of the Banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

23. Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousands of Reais	2015	2014	2013

Operating profit before tax	(3,215,718)	6,443,329	4,018,257
Interest on capital (1)	(1,400,000)	(690,000)	(300,000)
Discontinued operations	-	-	2,063,463
Unrealized profits	-	(142)	(1,319)
Income before taxes	(4,615,718)	5,753,187	5,780,401
Rates (25% income and contribution tax and 20% social contribution tax in 2015
and 15% social contribution tax in 2014) and 2013	2,077,073	(2,301,275)	(2,312,160)
PIS and COFINS (net of income and social contribution taxes) (2) (6)	1,861,767	(813,814)	(1,065,515)
Permanent differences:
Equity in subsidiaries	52,340	36,438	36,537
Goodwill(3)	1,252,578	1,471,590	1,454,794
Exchange variation - foreign branches (4)	5,913,741	920,694	1,296,777
Adjustments:
Constitution of income and social contribution taxes on temporary differences (6)	1,266,588	29,257	614,293
Effects of change in rate of social contribution taxes (5)	52,145	11,419	11,420
Other adjustments	573,312	(89,862)	(269,742)
Income and social contribution taxes	13,049,544	(735,553)	(233,596)
Of which:
Current tax	3,631,631	(2,791,425)	(2,771,367)
Deferred taxes	9,417,913	2,055,872	2,537,771
Taxes paid in the year	(1,170,020)	(573,684)	(1,198,409)

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

(3) The difference between the tax basis and accounting basis of goodwill on acquisition of Banco ABN Amro Real S.A. is a difference of a permanent and definitive nature. Administration in this case the possibility of loss on impairment or disposal is remote and only applies to the entity as a whole and according to the characteristics of the business combination performed, it is not possible to segregate and identify the business originally acquired. Therefore deferred tax liability is not record (note 46).

(4) Permanent difference related of foreign currency exchange variation on investments abroad nontaxable/ deductible (see details below).

(5) Effect of rate differences for the other non-financial corporations, which the social contribution tax rate is 9%.

(6) In 2015, includes the increase in CSLL tax rate

Cofins (7)

In June 2015, Banco Santander recorded the reversal of legal liabilities (recorded under tax liabilities - current) amounting R$7,950 million related to Cofins on the Consolidated Income Statements "Interest expense and similar charges" amounting R2,057 million and "Income Taxes", amounting to R $5,893 million (Note 22-d.1). The tax effect was recorded on "Income taxes" amounting R$3,180 million. Such gain taxed at the current rates of IR and CSLL, resulted in a R$3,180 of tax expense also recorded in "Income taxes."

With this decision handed down on the lawsuits , the Bank also recognizes the right to offset COFINS paid in the period 1999-2006, under the Income taxes of R$381,597 and under Interest and similar income update as to tax offset the amount of R$383,560. The amount of taxes on these revenues amounted to R$306,102.

Hedge of Investments abroad

Banco Santander operate a branch in the Cayman Islands and Santander Brasil EFC which used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us, which are extended to our customers for working capital and trade-related financings.

The functional currency of Santander EFC is the euro, so the exchange rate differences generated for converting that investment to the real are recorded in "Other comprehensive income". In the case of the Cayman branch, its functional currency is the real. Thus, the foreign exchange differences of operations that are carried out in US dollars are recorded as a result. To hedge exposure to foreign exchange variations, the Bank uses derivative. According to Brazilian tax rules, gains or losses resulting from the impact of the appreciation or depreciation of the real on foreign investment are not taxable for PIS purposes / COFINS / IR / CSLL, while gains or losses from derivatives used as hedges are taxable. The purpose of these derivatives is to protect the net result after tax. Whereas the effect of exchange rate changes are not taxable, and the effect of changes in these derivatives suffer taxation, the notional of the derivative contracts is greater than the amount of net assets protected.

In the case of Santander EFC, the Bank uses hedge accounting (Net Investment Hedge). Changes in the value of derivatives, as well as related tax effect, are recorded in other comprehensive income, offsetting the exchange differences produced by the conversion of the investment for real when the hedges are effective.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

In the case of the Cayman Islands branch, the Bank does not use hedge accounting. Exchange differences of operations in dollars and the effects of derivatives used for economic protection (futures contracts) are recorded in income. The different tax treatment of such exchange differences result in volatility in Income (Loss) Operating Before Tax and Tax on income account. Exchange rate variations recorded in results from operations in dollars in the Cayman branch in the six months ended December 31, 2015, resulted in a gain of R$13,987 million. On the other hand, contracts for derivatives contracted to cover these positions generated a loss in earnings account (losses) on financial assets and liabilities of R$24,906 million. The tax effect of these derivatives impacted the line Income taxes, generating a tax gain of R$10,919 million consisting of R$1,158 million PIS / COFINS and R$9,761 million IR and CSLL.

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousands of Reais	2015	2014	2013

Profit/(loss) before tax	(3,215,718)	6,443,329	4,018,257
Income tax	(13,049,544)	735,553	233,596
Effective tax rate (1)	405.80%	11.42%	5.81%

(1) In 2015, 2014 and 2013, considering the tax effect of the exchange variation over foreign branches and the economic hedge, accounted in the Gains (losses) on financial assets and liabilities (net) (note 36) the effective tax rate would have been 18.3%, 29.6% and 40.7%, respectively. In 2015 there were the gain on the Cofins judicial action (see disclosure above), which excluding the effects the effective tax rate would be 19.1%.

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousands of Reais	2015	2014	2013

Tax credited to equity	4,943,957	2,477,167	2,198,259
Measurement of available-for-sale securities	2,743,797	756,760	1,225,330
Measurement of cash flow hedges	267,511	4,667	95,999
Measurement of investment hedges	1,137,484	467,992	-
Defined benefit plan	795,165	1,247,748	876,930
Tax charged to equity	(1,255,867)	(748,528)	(1,180,250)
Measurement of available-for-sale securities	(1,251,773)	(654,582)	(866,412)
Measurement of cash flow hedges	(2,250)	(86,675)	(47,999)
Measurement of investment hedges	-	-	(265,839)
Defined benefit plan	(1,844)	(7,271)	-
Total	3,688,090	1,728,639	1,018,009

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousands of Reais	2015	2014	2013
Deferred Tax assets	30,575,504	20,038,000	19,195,626
Of which:
Temporary differences (1)	29,538,257	18,333,315	17,131,721
Tax loss carryforwards	381,888	1,049,326	1,366,178
Social contribution taxes 18%	655,359	655,359	697,727
Tax offset	-	-	2,073
Total deferred tax assets	30,575,504	20,038,000	19,197,699
Deferred tax liabilities	817,125	312,420	1,623,593
Of which:
Excess depreciation of leased assets	185,531	245,471	539,223
Adjustment to fair value of trading securities and derivatives	631,594	66,949	1,084,370
Total deferred tax liabilities	817,125	312,420	1,623,593
(1) Temporary differences relate mainly to impairment losses on loans and receivables and provisions for judicial and administrative proceedings, and the effect of the fair value of financial instruments.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

It was not recorded deferred tax assets related to tax loss and temporary differences in amount of R$1,438,349 in 2015 (R$1,234,794 on tax loss of Banco Santander). Based on a technical study for the realization of deferred tax assets and liabilities drawn up by the Directors of Banco Santander, these tax credits should be accounted to the extent that it becomes probable that future taxable profit will allow their recovery.

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last three years were as follows:

Thousands of Reais	Balances at December 31, 2014	Adjustment to Income	Valuation adjustments (1)	Other (3)	Acquisition / Merger	Balances at December 31, 2015

Deferred tax assets	20,038,000	8,866,221	1,575,891	93,991	1,401	30,575,504
Temporary differences	18,333,315	9,535,994	1,575,891	93,991	(934)	29,538,257
Tax loss carryforwards	1,049,326	(669,773)	-	-	2,335	381,888
Social contribution taxes 18%	655,359	-	-	-	-	655,359
Deferred tax liabilities	312,420	(551,692)	962,406	93,991	-	817,125
Temporary differences	312,420	(551,692)	962,406	93,991	-	817,125
Total	19,725,580	9,417,913	613,485	-	1,401	29,758,379

Thousands of Reais	Balances at December 31, 2013	Adjustment to Income	Valuation adjustments (1)	Other (3)	Acquisition / Merger	Balances at December 31, 2014

Deferred tax assets	19,195,626	1,807,815	105,838	(1,187,475)	116,196	20,038,000
Temporary differences	17,131,721	2,222,326	105,838	(1,187,475)	60,905	18,333,315
Tax loss carryforwards	1,366,178	(372,143)	-	-	55,291	1,049,326
Social contribution taxes 18%	697,727	(42,368)	-	-	-	655,359
Deferred tax liabilities	1,623,593	(248,057)	124,359	(1,187,475)	-	312,420
Temporary differences	1,623,593	(248,057)	124,359	(1,187,475)	-	312,420
Total	17,572,033	2,055,872	(18,521)	-	116,196	19,725,580

Thousands of Reais	Balances at December 31, 2012	Adjustment to Income	Valuation adjustments (1)	Adjustment to Income - Discontinued Operations (2)	Balances at December 31, 2013

Deferred tax assets	17,956,432	1,895,688	(655,143)	(1,351)	19,195,626
Temporary differences	15,002,202	2,786,013	(655,143)	(1,351)	17,131,721
Tax loss carryforwards	2,256,503	(890,325)	-	-	1,366,178
Social contribution taxes 18%	697,727	-	-	-	697,727
Deferred tax liabilities	3,565,381	(642,083)	(1,299,705)	-	1,623,593
Temporary differences	3,565,381	(642,083)	(1,299,705)	-	1,623,593
Total	14,391,051	2,537,771	644,562	(1,351)	17,572,033

(1) It relates to tax recognized in equity.

(2) Tax effect on income in Santander Asset.

(3) In 2014, refers to the net of deferred taxes, which have the same counterparty and realization period.

e) Expected realization of deferred tax assets

Year	Temporary differences	Tax loss carryforwards	Social contribution taxes 18%

2016	4,350,725	179,404	14,146
2017	3,780,522	76,178	-
2018	5,234,573	11,917	29,522
2019	3,332,974	48,527	24,032
2020	3,636,596	2,233	19,997
2021 to 2023	8,758,473	61,628	223,372
2024 to 2025	444,394	2,001	344,290
Total	29,538,257	381,888	655,359

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

f) Current Taxes

The current tax assets refers, basically, to the balance of Income and Social Contribution Taxes Offset.

24. Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousands of Reais	2015	2014	2013

Accrued expenses and deferred income (1)	2,480,666	2,444,231	2,127,999
Transactions in transit	900,089	631,611	571,901
Provision for share-based payment	186,526	250,062	224,559
Other (2)	3,282,915	2,020,981	2,003,299
Total	6,850,196	5,346,885	4,927,758

(1) Corresponds, mainly, the payments to be made - personnel expenses.

(2) Includes credits for funds to be released.

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

In the Consolidated Statements of Comprehensive Income the amounts in "Other Comprehensive Income" are recognized gross, including the amount relating to non- controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a) Available-for-sale financial assets

Other Comprehensive Income—Available-for- sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 6 and 7), net of taxes.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The breakdown, by type of instrument and geographical origin of the issuer, of Other Comprehensive Income Available-for-sale financial assets at December 31, 2015, 2014 and 2013 is as follows:

In thousand of reais				2015
	Revaluation	Revaluation	Net revaluation
	gains	losses	gains/(losses)	Fair value
Debt Instruments
Government debt securities	2,110	(2,692,507)	(2,690,397)	57,720,858
Private-sector debt securities	10,585	(67,277)	(56,692)	9,382,416
Equity instruments
Domestic	213,299	(111,627)	101,672	1,162,332
Of which:
Listed	119,436	(99,357)	20,079	77,299
Unlisted	93,863	(12,270)	81,593	1,085,033
Total	225,994	(2,871,411)	(2,645,417)	68,265,606

In thousand of reais				2014
	Revaluation	Revaluation	Net revaluation
	gains	losses	gains/(losses)	Fair value
Debt Instruments
Government debt securities	137,165	(286,905)	(149,740)	52,557,244
Private-sector debt securities	283,541	(124,230)	159,311	20,953,454
Equity instruments
Domestic	535,849	(472,128)	63,721	1,653,644
Of which:
Listed	467,854	(431,239)	36,615	542,188
Unlisted	67,995	(40,889)	27,106	1,111,456
Total	956,555	(883,263)	73,292	75,164,342

In thousand of reais				2013
	Revaluation	Revaluation	Net revaluation
	gains	losses	gains/(losses)	Fair value
Debt Instruments
Government debt securities	11,686	(392,463)	(380,777)	29,615,457
Private-sector debt securities	109,671	(141,782)	(32,111)	15,341,815
Equity instruments
Domestic	367,509	(426,568)	(59,059)	1,329,810
Of which:
Listed	330,760	(390,800)	(60,040)	403,295
Unlisted	36,749	(35,768)	981	926,515
Total	488,866	(960,813)	(471,947)	46,287,082

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

In the case of equity instruments, when the changes in the fair value of the equity instrument being evaluated are assessed, the duration and significance of the decline in its market price below cost is taken into account. Nevertheless, it should be noted that the Bank assesses, on a case by-case basis each of the equity instruments that have incurred losses, and monitors the performance of their market prices, recognizing an impairment loss as soon as it is determined that the recoverable amount could be decreased.

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

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousands of Reais	2015	2014	2013

Santander Leasing S.A. Arrendamento Mercantil	421	408	395
Santander Brasil Advisory Services S.A.	516	473	451
Super Pagamentos e Administração de Meios Eletrônicos S.A.	14,664	-	-
Getnet S.A.	176,278	155,217	56,932
Banco Bonsucesso Consignado S.A.	5,014	-	-
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros	238,169	224,075	231,323
Total	435,062	380,173	289,101

Thousands of Reais	2015	2014	2013
Profit attributable to non-controlling interests	50,086	77,753	124,630
Of which:
Santander Leasing S.A. Arrendamento Mercantil	38	17	17
Santander Brasil Advisory Services S.A.	49	24	28
Super Pagamentos e Administração de Meios Eletrônicos S.A.	(2,379)	-	-
Getnet S.A.	35,932	37,912	49,427
Banco Bonsucesso Consignado S.A.	4,996	-	-
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros	10,859	40,182	74,468
Other companies	591	(382)	690

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

Thousands of Reais	2015	2014	2013

Balance at beginning of year	380,173	289,101	237,130
Inclusion of companies (1)	16,608	60,744	-
Dividends paid	(2,754)	(47,216)	(104,280)
Profit attributable to non-controlling interests	50,086	77,753	124,630
Transition Adjustments to the amendments to the IAS 19	5,916	(209)	(6,029)
Market Value	-	-	37,650
Others	(14,967)	-	-
Balance at end of year	435,062	380,173	289,101

(1) In 2015 refers to the participation of non - controlling of Super, in and 2014 refers to Getnet S.A.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

27. Shareholders’ equity

a) Capital

According to the bylaws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (Nine Billion, Ninety Million, Nine Hundred and Nine Thousand and Ninety) shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The capital, fully subscribed and paid, is divided into registered shares in dematerialized form, no par value:

					Thousands of shares
			2015			2014
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	56,306	81,280	137,586	127,192	153,105	280,297
Foreign residents	3,794,666	3,630,833	7,425,499	3,742,658	3,577,885	7,320,543
Total shares	3,850,972	3,712,113	7,563,085	3,869,850	3,730,990	7,600,840
(-) Treasury shares	(20,218)	(20,218)	(40,436)	(29,612)	(29,612)	(59,224)
Total outstanding	3,830,754	3,691,895	7,522,649	3,840,238	3,701,378	7,541,616

		Thousands of shares
			2013
	Common	Preferred	Total
Brazilian residents	346,006	372,775	718,781
Foreign residents	3,523,844	3,358,215	6,882,059
Total shares	3,869,850	3,730,990	7,600,840
(-) Treasury shares	(18,572)	(18,572)	(37,144)
Total outstanding	3,851,278	3,712,418	7,563,696

To reflect the impact of the subsidy Program and Bonus and Grouping of Shares in the context of the Optimization Plan Reference Equity approved on Extraordinary Shareholders’ Meeting on March 18, 2014 and effective on June 2, 2014, all information relating the shares have been adjusted retrospectively for all periods presented.

Issuance costs of the Global Offering of Shares held in October 2009, have been reclassified from Capital to Reserves heading for a better presentation amounting R$193,616.

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

				2015
	Thousands of	Real per Thousand Shares / Units
	Reais	Common	Preferred	Units

Intercalary Dividends (1) (3)	150,000	18.9474	20.8421	39.7895
Intermediary Dividends (2) (4)	3,050,000	385.8116	424.3927	810.2043
Intercalary Dividends (3) (7)	1,600,000	202.7412	223.0153	425.7564
Interest on Capital (4) (7)	1,400,000	177.3985	195.1384	372.5369
Total	6,200,000

(1) Established by the Board of Directors in March 2015.

(2) Established by the Board of Directors in September 2015.

(3) Established by the Board of Directors in December 2015.

(4) Established by the Board of Directors in December 2015, Common Shares - R$150.7887, preferred - R$165.8676 and Units - R$316.6563 net of taxes.

(5) The amount of the interim dividend were fully attributed to supplementary and mandatory dividends, respectively, for the year 2015 and were paid from August 28, 2015, without any compensation to the restatement.

(6) The amount of the interim dividend were fully attributed to supplementary and mandatory dividends, respectively, for the year 2015 and were paid from October 05, 2015, without any compensation to the restatement.

(7) The amount of the interim dividends and interest on capital are fully input into the mandatory dividends for the year 2015 and will be paid from February 25, 2016, without any compensation as monetary correction.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

				2014
	Thousands of	Reais per Thousand Shares / Units
	Reais	Common	Preferred	Units
Interim Dividends (1) (5)	99,807	12.6008	13.8609	26.4617
Intercalary Dividends (1) (5)	120,193	15.1745	16.6919	31.8664
Intercalary Dividends (2) (5)	400,000	50.5005	55.5505	106.0510
Intercalary Dividends (3) (6)	220,000	27.7738	30.5512	58.3250
Interest on Capital (4) (6)	690,000	87.2120	95.9332	183.1452
Total	1,530,000

(1) Established by the Board of Directors in March 2014.

(2) Established by the Board of Directors in June 2014.

(3) Established by the Board of Directors in September 2014.

(4) Established by the Board of Directors in December 2014, common R$74.1309, preferred - R$81.5442 e units - R$155.6751, net of taxes.

(5) The amount of interim and intercalary dividends were fully attributed to supplementary and mandatory dividends for the year 2014 and were paid from August 28, 2014, without any compensation to the restatement.

(6) The amount of intercalary dividends were fully attributed to supplementary and mandatory dividends for the year 2014 and were paid from February 26, 2015, without any compensation to the restatement.

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

(1) Established by the Board of Directors in March 2013, common shares - R$32,0580, preferred shares - R$35,2638 and Units R$67,3217 net of taxes.

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

d) Treasury shares

In the meeting held on November 3, 2015, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2015, the buyback program of Units or ADRs of the Bank, by the Bank or by the Bank´s agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 39,391,314 Units, representing 39,391,314 common shares and 39,391,314 preferred shares, which, on October 31, 2015, corresponded to approximately 1.04% of the Bank’s share capital. On September 30, 2015, the Bank held 393.913.149 common shares and 421.717.564 preferred shares being traded regarding the buyback program.

The Buyback has the scope to (1) maximize the value generation to the shareholders by means of an efficient management of the capital structure; and (2) obtain the payment of the Officers, employees on the managerial level and others Bank’s employees, as well as the companies under its control according to the Long Term Incentive Plan.

The term of the Buyback Program is 365 days counted from November 4, 2015, and it will expire on November 4, 2016.

In 2015, 13,871,197 Units were acquired, 4,445,568 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on December 31, 2015, amounting to 25,956,806 Units (12/31/2013 - 16,531,177 Units and 12/31/2013 - 11,823,638 Units) equivalent to R$375,337 (12/31/2014 - R$230,420 and 12/31/2013 - R$177,122). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.28 and R$18.51. In 2015, was acquired 57,100 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 13,137,665 ADRs, in the current amount of R$317,094 (12/31/2014 - R$215,036 and 12/31/2013 - R$114,585). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.37, US$6.17 e US$10.21. The market value of these shares on December 31, 2015 was R$16.04 per Unit and US$3.89 per ADR. In the period ended December 31, 2015, due to the Optimization Plan PR, were registered amount of R$95.

At the EGM held on December 14, 2015, the cancellation of 37,757,908 treasury shares equivalent to R$268,573 was approved, totaling R$423,953 (12/31/2014 - R$445,501 and 12/31/2013 - R$291,707) of treasury shares.

Additionally, in the year ended December 31, 2015, treasury shares were traded, that resulted in a loss of R$3,918 (2014 - R$4,926 and 2013 - R$716) recorded directly in equity in capital reserves.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Issuance Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in dollars, amounting to R$6,000,000. The issuance of Notes held on January 29, 2014.

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

Bonus Shares and Share Reverse Split (inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) will be comprised of one common share and one preferred share. These events were implemented on June 2, 2014.

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

	2015	2014	2013
Profit attributable to the Parent	9,783,740	5,630,023	5,723,494
From continued operations	9,783,740	5,630,023	3,660,031
From discontinued operations	-	-	2,063,463
Earnings per share - Continued operations (Brazilian Reais)
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	1,236.96	709.69	460.35
Preferred shares	1,360.66	780.66	506.38
Net Profit attributable - Basic (Brazilian Reais)
Common shares	4,748,896	2,733,205	1,776,356
Preferred shares	5,034,844	2,896,818	1,883,675
Earnings per share - Discontinued operations (Brazilian Reais)
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	-	-	259.54
Preferred shares	-	-	285.49
Net Profit attributable - Basic (Brazilian Reais)
Common shares	-	-	1,001,479
Preferred shares	-	-	1,061,984

Weighted average shares outstanding - Basic
Common shares	3,839,159	3,851,278	3,858,717
Preferred shares	3,700,299	3,710,746	3,719,858

b) Diluted earning per share

The diluted earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury, including the effect of dilutive potential programs long-term compensation.

	2015	2014	2013
Profit attributable to the Parent	9,783,740	5,630,023	5,723,494
From continued operations	9,783,740	5,630,023	3,660,031
From discontinued operations	-	-	2,063,463
Earnings per share - Continued operations (Brazilian Reais)
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	1,235.79	709.40	460.16
Preferred shares	1,359.36	780.34	506.18
Net Profit attributable - Basic (Brazilian Reais)
Common shares	4,748,810	2,733,184	1,776,342
Preferred shares	5,034,930	2,896,839	1,883,689
Earnings per share - Discontinued operations (Brazilian Reais)
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	-	-	259.43
Preferred shares	-	-	285.38
Net Profit attributable - Basic (Brazilian Reais)
Common shares	-	-	1,001,471
Preferred shares	-	-	1,061,992

Weighted average shares outstanding (in thousands) - Diluted
Common shares	3,842,744	3,852,823	3,860,239
Incremental shares from stock options granted under Stock Option Plan - Units (1)	3,585	1,545	1,522

Preferred shares	3,703,884	3,712,291	3,721,380
Incremental shares from stock options granted under Stock Option Plan - Units (1)	3,585	1,545	1,522

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

		Financial Consolidated
Thousands of Reais	2015 (1)	2014 (2)	2013 (2)

Tier I Regulatory Capital	52,785,049	58,592,358	63,594,727
Principal Capital	47,840,179	55,228,661	63,594,727
Supplementary capital	4,944,870	3,363,697	-
Tier II Regulatory Capital	5,182,065	4,970,999	2,701,014
Regulatory Capital (Tier I and II)	57,967,114	63,563,357	66,295,741
Required Regulatory Capital	40,531,194	40,010,083	37,936,111
Portion of Credit Risk (3)	36,355,897	35,527,889	34,199,529
Market Risk Portions (4)	2,300,969	2,807,798	2,047,595
Operational Risk Portion	1,874,328	1,674,396	1,688,987
Basel I Ratio	14.3	16.1	18.4
Basel Principal Capital	13.0	15.2	18.4
Basel	15.7%	17.5%	19.2%

(1) Amounts calculated based on the consolidated information provided by the Consolidated Prudencial.

(2) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).

(3) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3,714 of August 20, 2014, which amending Circular 3,644 of March 4, 2013.

(4) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, quarterly disclose information relating to risk management and Required Regulatory Capital (PRE) which is not an extension of the Financial Statements. A report with further details of the structure and methodology will be disclosed at the website www.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. On December 31, 2015, 2014 and 2013 Banco Santander classifies for said index.

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

The breakdown of the main items of interest and similar charges accrued in 2015, 2014 and 2013 is as follows:

Thousands of Reais	2015	2014	2013
Cash and balances with the Brazilian Central Bank	4,625,467	5,951,667	6,796,728
Loans and amounts due from credit institutions	5,075,636	4,114,877	751,248
Loans and advances to customers	41,844,940	37,083,942	35,737,244
Debt instruments	14,872,834	10,419,408	6,529,253
Other interest	3,451,323	1,354,022	1,402,573
Total	69,870,200	58,923,916	51,217,046

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The breakdown of the main items of interest expense and similar charges accrued in 2015, 2014 and 2013 is as follows:

Thousands of Reais	2015	2014	2013

Deposits from credit institutions	4,584,244	3,216,162	1,774,488
Customer deposits	20,666,382	18,079,417	13,516,868
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	10,047,874	6,347,571	4,355,190
Subordinated liabilities (note 19)	1,019,302	883,215	810,273
Debt Instruments Eligible to Compose Capital (note 20)	503,290	435,472	-
Pensions (note 22.b)	404,171	318,267	378,904
Other interest (1)	1,307,826	2,415,300	1,902,102
Total	38,533,089	31,695,404	22,737,825

(1) Include R$2,057 million related to the reversal of legal obligations related to cofins.

32. Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2015	2014	2013
Equity instruments classified as:
Financial assets held for trading	44,312	52,910	16,608
Available-for-sale financial assets	85,703	75,762	22,004
Other financial instruments at fair value through profit or loss	12,866	93,630	42,674
Total	142,881	222,302	81,286

33. Fee and commission income

“Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2015	2014	2013
Collection and payment services:
Bills	654,340	572,886	509,850
Demand accounts	1,496,535	1,364,654	1,380,304
Cards	3,479,361	3,562,098	3,583,818
Checks and other	154,400	160,486	181,898
Orders	318,322	303,149	258,421
Total	6,102,958	5,963,273	5,914,291
Marketing of non-Banking financial products:
Investment funds	982,533	954,697	970,503
Insurance	2,156,230	1,693,475	1,683,391
Capitalization	15,765	275,569	298,654
Total	3,154,528	2,923,741	2,952,548
Securities services:
Securities underwriting and placement	280,471	278,926	207,439
Securities trading	105,979	123,731	133,266
Administration and custody	81,154	91,321	95,592
Asset management	1,705	1,771	2,108
Total	469,309	495,749	438,405
Other:
Foreign exchange	597,620	441,347	384,727
Financial guarantees	507,921	378,698	321,651
Other fees and commissions	964,855	1,165,290	730,001
Total	2,070,396	1,985,335	1,436,379

Total	11,797,191	11,368,098	10,741,623

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

34. Fee and commission expense

“Fee and commission expense” shows the amount of all fees and commissions paid or payable in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2015	2014	2013

Fees and commissions assigned to third parties (1)	1,520,480	1,539,947	1,836,202
Other fees and commissions	793,202	1,062,265	804,965
Total	2,313,682	2,602,212	2,641,167

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

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousands of Reais	2015	2014	2013

Held for trading (1)	(19,936,801)	2,270,059	(2,599,638)
Other financial instruments at fair value through profit or loss (2)	46,859	(77,624)	44,000
Financial instruments not measured at fair value through profit or loss	(120,523)	512,190	1,406,375
Of which: Available-for-sale financial assets
Debt instruments	385,605	528,824	1,418,546
Equity instruments	(506,128)	(16,634)	(12,171)
Hedging derivatives and other	7,606	43,538	3,376
Total	(20,002,859)	2,748,163	(1,145,887)

(1) Includes the economic hedge of the Bank’s position in Cayman, which is a non-autonomous subsidiary (note 23).

(2) Includes the net gain arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Bank manages its risk in these instruments on a global basis.

36. Exchange differences (net)

"Exchange differences" shows the gains or losses on foreign currency transactions, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal. On December 31, 2015 the amount was R$9,189,213, of which R$51,118,218 Revenue with Cambias variations and R$41,929,005 of expenses Exchange Variations (2014 - R$13,920,938 of revenue and R$17,556,538 of expenses and 2013 - R$7,235,388 of revenue and R$6,684,329 of expenses).

37. Other operating income (expense)

The breakdown of "Other operating income (expense)" is as follows:

Thousands of Reais	2015	2014	2013

Other operating income	566,006	332,343	415,852
Other operating expense	(668,444)	(572,539)	(657,080)
Contributions to fund guarantee of credit - FGC	(244,685)	(230,281)	(203,660)
Total	(347,123)	(470,477)	(444,888)

38. Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousands of Reais	2015	2014	2013

Wages and salaries	4,655,400	4,512,303	4,314,508
Social security costs	1,316,282	1,203,028	1,169,289
Benefits	1,183,902	1,092,996	1,050,829
Defined benefit pension plans (note 22.b)	31,332	21,830	46,341
Contributions to defined contribution pension plans	78,785	65,434	65,422
Share-based compensation	175,976	74,148	133,224
Training	92,883	98,963	135,043
Other personnel expenses	264,232	134,740	130,954
Total	7,798,792	7,203,442	7,045,610

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Share-Based Compensation

Banco Santander has long-term compensation plans linked to the market price of the shares . The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, may also be eligible according to the seniority of the group. For the Board of Directors members in order to be eligible, they are required to exercise Executive Board functions. These amounts are recorded under Other liabilities (Note 24) and personnel expenses (Note 38).

b.1) Local Program

The Local Program Banco Santander is divided into two types of independent plans: (i) share purchase plans and (ii) share delivery plans.

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

(i) Share purchase plans

The purchasing action plans consist of the Option Plans of Purchase Share Deposit Certificates - Units (SOP).

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

(ii) Stock Delivery Plans

The stock delivery plans consist of the Long Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

		SOP, PI12 - PSP,
	PSP 2013/ SOP	PI13 - PSP and
	2013	PI14 - PSP(1)	SOP 2014 (2)
Total Shareholder Return (TSR) rank		% of Exercisable Shares
1st	100%	50%	100%
2nd	75%	35%	75%
3th	50%	25%	50%
4th	-	-	25%

(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.

(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value the following premises was used:

	PSP 2013	PI14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial	Binomial	Binomial
Volatility	40.00%	57.37%	57.37%	57.37%
Probability of Occurrence	60.27%	37.59%	26.97%	43.11%
Risk-Free Rate	11.80%	10.50%	10.50%	11.18%

	PSP 2013	SOP 2014	SOP plan
Method of Assessment	Black&Scholes	Black&Scholes	Binomial
Volatility	40.00%	40.00%	57.37%
Rate of Dividends	3.00%	3.00%	5.43%
Vesting Period	3 years	3 years	3 years
Average Exercise Time	5 years	5 years	3,72 years
Risk-Free Rate	11.80%	10.50%	11.18%
Probability of Occurrence	60.27%	71.26%	43.11%
Fair Value of the Option Shares	R$5,96	R$6,45	R$7,19

The average value of shares SANB11(Shares of the Bank in BM&FBovespa) of the year is R$14.96 (2014 - R$15.06 and 2013 - R$14.07).

On 2015, daily pro-rata expenses amounting R$11,642 (2014 - R$85,898 and 2013 - R$43,404), relating to the SOP plan and R$ 7,775 (2014 - R$2,692 and 2013 - R$5,390) relating to the PSP plan. Also recorded in the period a loss with the movement of the market value of the share of the PSP Plan in the amount of R$1,122 as "Gains (losses) on financial assets and liabilities (net) - Others".

					Date of
					Commencement	Expiration
	Number of	Exercise			of Exercise	Date of Exercise
	Units	Price in Reais	Year Granted	Employees	Period	Period
Final Balance on December 31, 2013	35,654,230
Cancelled (PI 14 - PSP) options	(1,536,735)		2012	Managers	05/29/12	06/30/14
Cancelled (SOP - 2014) options	(13,300,678)	14.31	2011	Managers	10/26/11	06/30/16
Cancelled (SOP - 2013) options	(804,121)	14.43	2013	Managers	06/30/16	06/30/18
Cancelled (PSP - 2013) options	(163,544)		2013	Managers	08/13/13	06/30/16
Granted (PSP - 2013) options	295,957		2013	Managers	08/13/13	06/30/16
Cancelled (SOP) options	(4,903,768)	23.50	2010	Managers	02/03/10	06/30/14
Exercised (PI 14 - PSP) options	(180,574)		2012	Managers	05/29/12	06/30/14
Exercised (SOP delivery 2014) options	(1,230,303)		2011	Managers	10/26/11	06/30/16
Final Balance on December 31, 2014	13,830,464
Cancelled (SOP - 2013) options	(748,408)	14.43	2013	Managers	05/02/13	06/30/18
Cancelled (PSP - 2013) options	(117,453)		2013	Managers	08/13/13	06/30/16
Cancelled (SOP delivery 2014) options	(52,500)	14.31	2011	Managers	10/26/11	06/30/16
Exercised (SOP delivery 2014) options	(248,499)		2011	Managers	10/26/11	06/30/16
Final Balance on December 31, 2015	12,663,604
SOP 2014	727,426	14.31	2011	Managers	10/26/11	06/30/16
SOP 2013	9,490,217	14.43	2013	Managers	06/30/16	06/30/18
PSP 2013	2,445,961		2013	Managers	08/13/13	06/30/16
Total	12,663,604

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b.2) Global Program

Long-Term Incentive Policy

The Board of Directors’ of Banco Santander Spain approved in a meeting held on March 26, 2008, the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto) . This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

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

For each cycle is set a maximum number of shares for each grantee who continued working at Grupo Santander Spain during the plan. The objectives whose fulfillment determine the number of shares distributed are defined by comparing the performance of Grupo Santander Spain in relation to a Reference Group (financial institutions) and are related to two parameters: TSR and growth in Earnings / Benefit for Action (BPA).

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

In 2014, it was released a share delivery plan called Long Term Incentive Global Grant 2014 - ILP CRDIV. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

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

	Number of Units	Granted Year	Employees	Data of Commencement of Exercise Period	Data of Expiry of Exercise Period

Final Balance on December 31, 2013	379,685
Plan I14	(379,685)	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2014	-
Plan I14	-	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2015	-
Total	-

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Global Plan CRD-IV:
	2 years	3 years	4 years
Future income Dividend	11.1%	10.8%	9.5%
Expected Volatility	32.7%	34.7%	36.9%
Volatility comparator	12% -52%	16% - 56%	16% - 52%
Risk-free interest rate	1.7%	2.1%	2.5%
Correlation	0.6	0.6	0.6

The indicator will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (TSR) of the Santander Group with the TSR of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification (2015) and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in dollars. If the indicators are reached, the target will be converted to Group's shares awarded in installments in the years 2016, 2017 and 2018, with sale restriction of one (1) year after each delivery.

	Number of			Commencement	Data of Expiry of
	Shares	Granted Year	Employees	of the Period	Period
Balance Plans on December 31, 2014	-	2014	Managers
Balance Plans on December 31, 2015	-

On 2015, pro rata expenses were recognized in the amount of R$6,760 (2014 - R$7,491 and 2013 - R$3,215), related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b.3) Variable Remuneration

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

The variable compensation plan Banco Santander has been assessed and became divided into two programs: (i) Collective Identified and (ii) Collective unidentified.

a) Identified Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares and the remainder will be 100% paid in cash. On the year ended on December 31, 2015, was recorded expense amounting R$89,961 (2014 - R$28,371 and 2013 - R$80,022), regarding the provision of the plan and 64,593 to pay half in shares and half in cash and 25,368 with cash payment and, recorded gain with the oscillation of the share market value of the plan in the amount of R$1,583 (2014 - R$2,814 e 2013 - R$1,781) as personnel expenses.

b) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 100% of CDI. On the year ended on December 31, 2015, there were expense of R$59,797 (2014 - R$41,553 and 2013 - R$1,193).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

39. Other administrative expenses a) Breakdown

The breakdown of the balance of this item is as follows:

Thousands of Reais	2015	2014	2013

Property, fixtures and supplies	1,268,498	1,209,401	1,247,901
Technology and systems	1,192,533	1,106,392	1,109,716
Advertising	523,343	467,096	461,465
Communications	481,217	501,419	572,965
Per diems and travel expenses	160,135	140,986	170,782
Taxes other than income tax	128,022	78,389	88,696
Surveillance and cash courier services	614,596	573,697	570,368
Insurance premiums	20,975	17,004	14,522
Specialized and technical services	1,820,657	2,004,874	1,990,547
Technical reports	406,755	404,548	401,467
Others specialized and technical services	1,413,902	1,600,326	1,589,080
Other administrative expenses	506,364	639,116	577,788
Total	6,716,340	6,738,374	6,804,750

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I) to their respective auditors, the detail being as follows:

Millions of Reais	2015	2014	2013

Audit of the annual financial statements of the companies audited by Deloitte (constant scope of
consolidation)	12.0	10.4	12.7
Audit Related	1.5	1.3	-
Taxes	-	0.1	1.3
Others	1.7	0.4	0.4
Total	15.2	12.2	14.4

Services provided by other audit firms totaled R$4.2 million (2014 - R$6.2 million and 2013 - R$3.5 million).

40. Gains (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance of this item is as follows:

Thousands of Reais	2015	2014	2013

Gains	787,628	87,696	460,203
On disposal of tangible assets (1)	30,478	87,696	123,305
On disposal of investments (2)	757,150	-	336,898
Losses	(7,013)	(850)	(313)
On disposal of tangible assets	(502)	(143)	(313)
On disposal of investments	(6,511)	(707)	-
Total	780,615	86,846	459,890

(1) In 2013 - R$121,391 related to the gain on sale of property for Fundo Imobiliário. This fund has administration and management by third parties.

(2) In 2015 includes a gain of R$750,550, related to the operation with the sale of Santander Securities Services Brasil DTVM S.A. (note 3.c).

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

42. Other disclosures

a) Guarantees and commitments

The Bank provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. The following table summarizes at December 31, 2015, 2014 and 2013 all of the guarantees.

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

Thousands of Reais	2015	2014	2013
Maximum potential amount of future payments
Contingent liabilities
Guarantees and other sureties	42,836,334	38,386,017	30,428,391
Financial guarantees	41,183,159	37,034,862	29,073,448
Performance guarantees	521,373	565,032	511,028
Financial letters of credit	874,661	523,608	580,847
Other	257,141	262,515	263,068
Other contingent exposures	774,383	948,300	785,111
Documentary Credits	774,383	948,300	785,111
Total Contingent Liabilities	43,610,717	39,334,317	31,213,502
Commitments
Loan commitments drawable by third parties (1)	91,960,299	98,592,601	100,549,513
Total Commitments	91,960,299	98,592,601	100,549,513
Total	135,571,016	137,926,918	131,763,015

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

The provision for losses on the non-recovery guarantees and other securities (Note 9.c) is recorded as "Impairment losses on financial assets (net)” on consolidated income statement and its calculation is described in note 2.i.

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$385.169 (2014 - R$325,039 and 2013 - R$234,766).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Off-balance-sheets funds under management

Banco Santander has under its management investment funds for which we do not hold any substantial participation interests and we do not act as principal over the funds, and therefore no ownership in such funds.Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreover, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal. See note 2.w for further information in this respect.

The detail of off-balance-sheets funds managed by the Bank is as follows:

Thousands of Reais	2015	2014	2013 (1)

Funds under management	2,542,286	4,591,810	4,404,165
Total	2,542,286	4,591,810	4,404,165

(1) In 2013, was held the sale of Asset Management segment and disposal of all shares of Santander Brasil Asset.

c) Third-party securities held in custody

At December 31, 2015, the Bank held in custody debt securities and equity instruments totaling R$38,412,152 (2014 - R$398,499,007 and 2013 - R$66,691,116) entrusted to it by third parties.

d) Residual maturity periods and Average interest rates

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

	2015
	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate
Assets:
Cash and balances with the Brazilian Central Bank	57,826,436	26,530,459	4,786,458	-	-	-	89,143,353	14.5%
Debt instruments (2)	109,808	5,094,088	11,456,643	30,805,793	14,821,110	53,426,537	115,713,979	9.6%
Equity instruments	2,140,969	-	-	-	-	-	2,140,969	-
Loans and amounts due from credit institutions	29,064,151	781,340	1,298,609	2,448,123	133,299	8,697,116	42,422,638	9.5%
Loans and advances to customer	22,662,559	73,674,326	59,527,021	54,371,603	18,227,451	23,570,489	252,033,449	22.2%
Total	111,803,923	106,080,213	77,068,731	87,625,519	33,181,860	85,694,142	501,454,388	17.2%

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	943,539	29,303,606	24,374,967	8,819,650	3,346,250	2,663,486	69,451,498	12.1%
Customer deposits(1)	52,009,232	74,456,462	39,245,968	62,868,721	14,305,045	157,444	243,042,872	14.1%
Marketable debt securities (1)	-	16,639,669	26,833,967	50,815,528	298,178	70,958	94,658,300	8.7%
Subordinated liabilities	-	-	7,685,328	411,976	-	-	8,097,304	14.6%
Debt Instruments Eligible to Compose Capital	-	-	-	-	-	9,959,037	9,959,037	-
Other financial liabilities	199,805	30,095,592	1,438,387	31,862	-	307,000	32,072,646	-
Financial liabilities held for trading:
Short positions	-	-	-	2,865,813	7,915,932	9,265,886	20,047,631	11.8%
Derivatives	5,600	2,666,788	1,863,221	2,953,682	2,122,437	12,728,409	22,340,137	-
Total	53,158,176	153,162,117	101,441,838	128,767,232	27,987,842	35,152,220	499,669,425	12.4%
Difference (assets less liabilities)	58,645,747	(47,081,904)	(24,373,107)	(41,141,713)	5,194,018	50,541,922	1,784,963

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2014
	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate
Assets:
Cash and balances with the Brazilian Central Bank	33,434,065	22,168,842	300,941	-	-	-	55,903,848	10.9%
Debt instruments	-	15,337,090	20,758,336	34,258,870	17,315,307	33,041,806	120,711,409	10.5%
Equity instruments	2,948,094	-	-	-	-	-	2,948,094	-
Loans and amounts due from credit institutions	14,735,346	1,333,206	4,844,420	1,430,260	466,904	6,107,261	28,917,397	11.5%
Loans and advances to customer	9,110,511	66,015,934	71,124,998	57,395,636	14,967,223	17,076,047	235,690,349	22.6%
Total	60,228,016	104,855,072	97,028,695	93,084,766	32,749,434	56,225,114	444,171,097	17.0%

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	182,108	31,587,311	19,689,042	8,331,404	2,228,999	1,655,337	63,674,201	11.1%
Customer deposits(1)	54,303,688	59,729,834	25,106,427	68,866,674	12,637,396	-	220,644,019	11.2%
Marketable debt securities(1)	-	17,563,577	30,819,783	19,969,449	1,907,628	94,812	70,355,249	10.8%
Subordinated liabilities	-	-	199,124	6,747,305	347,648	-	7,294,077	11.2%
Debt Instruments Eligible to Compose Capital	-	147,165	-	-	-	6,626,147	6,773,312	-
Other financial liabilities	60,649	21,614,192	1,430,693	103,355	9,923	226,923	23,445,735	-
Total	54,546,445	130,642,079	77,245,069	104,018,187	17,131,594	8,603,219	392,186,593	10.9%
Difference (assets less liabilities)	5,681,571	(25,787,007)	19,783,626	(10,933,421)	15,617,840	47,621,895	51,984,504

	2013
	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate
Assets:
Cash and balances with the Brazilian Central Bank	38,920,767	11,778,318	1,015,125	-	-	-	51,714,210	9.8%
Debt instruments	-	2,754,014	6,309,666	21,339,947	22,819,908	14,680,086	67,903,621	9.0%
Equity instruments	2,999,721	-	-	-	-	-	2,999,721	-
Loans and amounts due from credit institutions	7,490,700	28,071,361	478,145	1,073,002	1,491,784	7,438,304	46,043,296	11.0%
Loans and advances to customer	9,038,989	62,080,061	58,199,577	54,892,176	13,727,561	14,795,963	212,734,327	18.1%
Total	58,450,177	104,683,754	66,002,513	77,305,125	38,039,253	36,914,353	381,395,175	15.6%

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	323,975	9,668,294	14,162,039	7,026,789	1,565,974	1,285,218	34,032,289	9.7%
Customer deposits(1)	49,261,396	49,287,931	26,569,482	59,895,690	14,906,679	234,499	200,155,677	8.1%
Marketable debt securities(1)	-	13,057,198	21,314,224	25,334,738	5,392,554	201,834	65,300,548	7.9%
Subordinated liabilities	-	508,655	1,861,368	6,232,972	303,149	-	8,906,144	8.5%
Other financial liabilities	128,479	20,241,811	448,067	27,792	144,733	315,080	21,305,962	-
Total	49,713,850	92,763,889	64,355,180	98,517,981	22,313,089	2,036,631	329,700,620	8.3%
Difference (assets less liabilities)	8,736,327	11,919,865	1,647,333	(21,212,856)	15,726,164	34,877,722	51,694,555

(1) Include obligations which may be subject to early repayment, being: sight and time deposits, repurchase agreements with customers, LCI and LCA.

(2) In 2015, includes Held to maturity investments.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

e) Equivalent value in Reais of assets and liabilities

The main foreign currency balances in the consolidated balance sheets, based on the nature of the related items, is as follows:

Equivalent Value in Thousands of Reais		2015
	Assets	Liabilities

Cash and balances with the Brazilian Central Bank	230,881	-
Financial assets/liabilities held for trading	2,109,665	2,276,540
Available-for-sale financial assets	4,142,821	-
Loans and receivables	36,418,917	-
Financial liabilities at amortized cost	-	58,294,796
Total	42,902,284	60,571,336

Equivalent Value in Thousands of Reais		2014
	Assets	Liabilities

Cash and balances with the Brazilian Central Bank	206,750	-
Financial assets/liabilities held for trading	52,511	1,423,571
Available-for-sale financial assets	7,112,048	-
Loans and receivables	35,662,235	-
Financial liabilities at amortized cost	-	33,775,217
Total	43,033,544	35,198,788

Equivalent Value in Thousands of Reais		2013
	Assets	Liabilities

Cash and balances with the Brazilian Central Bank	95,974	-
Financial assets/liabilities held for trading	691,203	530,290
Available-for-sale financial assets	2,210,754	-
Loans and receivables	24,309,163	-
Financial liabilities at amortized cost	-	32,352,778
Total	27,307,094	32,883,068

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

i) Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial assets measured at other than fair value and their respective fair values at year-end:

Thousands of Reais				2015
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets

Money market investments - Brazilian Central Bank (note 4)	31,316,917	31,310,136	-	31,310,136	-
Held to maturity investments	10,097,836	9,257,519	5,698,211	3,559,308	-
Loans and receivables:
Loans and amounts due from credit institutions (note 5)	42,422,638	42,381,130	-	42,381,130	-
Loans and advances to customers (note 9)	252,033,449	251,319,173	-	-	251,319,173
Loans and receivables - Debt instruments	11,812,701	11,457,378	-	11,457,378	-
Total	347,683,541	345,725,336	5,698,211	88,707,952	251,319,173

Thousands of Reais				2014
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets

Money market investments - Brazilian Central Bank (note 4)	22,473,056	22,467,107	-	22,467,107	-
Loans and receivables:
Loans and amounts due from credit institutions (note 5)	28,917,397	28,878,632	-	28,878,632	-
Loans and advances to customers (note 9)	235,690,349	235,086,295	-	-	235,086,295
Total	287,080,802	286,432,034	-	51,345,739	235,086,295

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais				2013
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets

Money market investments - Brazilian Central Bank (note 4)	12,793,443	12,789,702	-	12,789,702	-
Loans and receivables:
Loans and amounts due from credit institutions (note 5)	46,043,184	46,005,357	-	46,005,357	-
Loans and advances to customers (note 9)	212,734,327	212,493,202	-	-	212,493,202
Total	271,570,954	271,288,261	-	58,795,059	212,493,202

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial liabilities measured at other than fair value and their respective fair values at year-end:

Thousands of Reais				2015
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Liabilities

Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 16)	69,306,902	69,307,617	-	-	69,307,617
Customer deposits (note 17)	227,462,949	227,422,985	-	-	227,422,985
Marketable debt securities (note 18)	94,658,300	95,486,114	-	13,712,057	81,774,057
Subordinated liabilities (note 19)	8,097,304	8,142,296	-	-	8,142,296
Debt Instruments Eligible to Compose Capital (note 20)	9,959,037	9,959,037	-	9,959,037	-
Other financial liabilities (note 21)	32,072,645	30,815,646	-	-	30,815,646
Total	441,557,137	441,133,695	-	23,671,094	417,462,601

Thousands of Reais				2014
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Liabilities

Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 16)	63,512,663	63,536,717	-	-	63,536,717
Customer deposits (note 17)	205,136,415	205,292,422	-	-	205,292,422
Marketable debt securities (note 18)	70,355,249	71,058,657	-	12,353,107	58,705,550
Subordinated liabilities (note 19)	7,294,077	7,382,396	-	-	7,382,396
Debt Instruments Eligible to Compose Capital (note 20)	6,773,312	6,773,312	-	6,773,312	-
Other financial liabilities (note 21)	23,445,735	22,495,735	-	-	22,495,735
Total	376,517,451	376,539,239	-	19,126,419	357,412,820

Thousands of Reais				2013
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Liabilities

Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 16)	33,781,155	33,781,982	-	-	33,781,982
Customer deposits (note 17)	184,570,958	184,640,135	-	-	184,640,135
Marketable debt securities (note 18)	65,300,548	65,768,037	-	18,786,551	46,981,486
Subordinated liabilities (note 19)	8,906,144	9,034,361	-	-	9,034,361
Other financial liabilities (note 21)	21,305,962	21,313,528	-	-	21,313,528
Total	313,864,767	314,538,043	-	18,786,551	295,751,492

The methods and assumptions to estimate the fair value are defined below:

- Money Market Investments Brazilian Central Bank - The carrying amount is approximated to the fair value.

- Loans and amounts due from credit institutions and from customers – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the interest rate of new contracts.

That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk free interest rate are incorporated to the risk free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

- Deposits from Bacen and credit institutions and Customer deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

- Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital – The fair value of long-term loans were estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in note 2.e.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

g) Other Obligations

The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases. Total future minimum payments of non-cancelable operating leases as of December 31, 2015 is R$3,199,111, of which R$640,132 up to 1 year, R$1,873,889 from 1 year to up to 5 years and R$685,090 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$696 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in 2015 fiscal year were R$659,332 (2014 - 679,379).

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

i) Contingent assets

On December 31, 2015, 2014 and 2013 no contingent assets were recorded.

j) Statements of value added

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

	2015
Thousands of Reais
Interest and similar income	69,870,200
Net fee and commission income	9,483,509
Impairment losses on financial assets (net)	(13,633,989)
Other income and expense	(3,867,959)
Interest expense and similar charges	(38,533,089)
Third-party input	(7,061,296)
Materials, energy and others	(520,831)
Third-party services	(4,632,346)
Impairment of assets	(1,220,645)
Other	(687,474)
Gross added value	16,257,376
Retention
Depreciation and amortization	(1,490,017)
Added value produced	14,767,359
Investments in affiliates and subsidiaries	116,312
Added value to distribute	14,883,671
Added value distribution
Employee	6,829,965	45.9%
Compensation	4,824,615
Benefits	1,300,788
Government severance indemnity funds for employees - FGTS	391,608
Other	312,954
Taxes	(2,527,787)	-17.0%
Federal	(3,023,224)
State	659
Municipal	494,778
Compensation of third-party capital - rental	747,667	5.0%
Remuneration of interest on capital	9,833,826	66.1%
Dividends and interest on capital	6,200,000
Profit Reinvestment	3,583,740
Profit (loss) attributable to non-controlling interests	50,086

Total	14,883,671	100.0%

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

		2014		2013
Thousands of Reais
Interest and similar income	58,923,916		51,217,046
Net fee and commission income	8,765,886		8,100,456
Impairment losses on financial assets (net)	(11,271,605)		(14,118,071)
Other income and expense	(1,350,357)		(3,087,835)
Interest expense and similar charges	(31,695,404)		(22,737,825)
Third-party input	(5,958,217)		(6,336,244)
Materials, energy and others	(511,384)		(523,510)
Third-party services	(4,653,478)		(4,705,062)
Impairment of assets	3,751		(344,580)
Other	(797,106)		(763,092)
Gross added value	17,414,219		13,037,527
Retention
Depreciation and amortization	(1,362,129)		(1,251,916)
Added value produced	16,052,090		11,785,611
Added value received from transfer
Investments in affiliates and subsidiaries	91,096		91,342
Added value to distribute	16,143,186		11,876,953
Added value distribution
Employee	6,312,224	39.1%	6,168,058	51.9%
Compensation	4,578,960		4,444,516
Benefits	1,187,751		1,165,825
Government severance indemnity funds for employees - FGTS	310,561		277,496
Other	234,952		280,221
Taxes	3,425,169	21.2%	1,199,844	10.1%
Federal	3,366,835		1,143,472
State	1,235		682
Municipal	57,099		55,690
Compensation of third-party capital - rental	698,017	4.3%	724,390	6.1%
Remuneration of interest on capital	5,707,776	35.4%	3,784,661	31.9%
Dividends and interest on capital	1,430,193		1,444,473
Profit Reinvestment	4,199,830		2,215,558
Profit (loss) attributable to non-controlling interests	77,753		124,630

Total	16,143,186	100.0%	11,876,953	100.0%

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The income statements and other significant data are as follows:

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2015
		Global
	Commercial	Wholesale
(Condensed) Income Statement	Banking	Banking	Total
NET INTEREST INCOME	27,040,507	4,296,604	31,337,111
Income from equity instruments	142,881	-	142,881
Income from companies accounted for by the equity method	116,312	-	116,312
Net fee and commission income	8,240,868	1,242,641	9,483,509
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(9,068,985)	(849,454)	(9,918,439)
Other operating income (expense)	(335,318)	(11,805)	(347,123)
TOTAL INCOME	26,136,265	4,677,986	30,814,251
Personnel expenses	(7,123,390)	(675,402)	(7,798,792)
Other administrative expenses	(6,449,732)	(266,608)	(6,716,340)
Depreciation and amortization	(1,361,330)	(128,687)	(1,490,017)
Provisions (net)	(4,012,922)	11,628	(4,001,294)
Impairment losses on financial assets (net)	(12,365,037)	(1,268,952)	(13,633,989)
Impairment losses on non-financial assets (net)	(1,220,161)	(484)	(1,220,645)
Other non-financial gains (losses)	831,108	-	831,108
OPERATING PROFIT BEFORE TAX (1)	(5,565,199)	2,349,481	(3,215,718)
Other:
Total assets	524,192,046	81,202,482	605,394,528
Loans and advances to customers	185,371,651	66,661,798	252,033,449
Customer deposits	223,165,976	19,876,896	243,042,872

(1) Includes in the Commercial Bank, the fiscal hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$11,531,844 due to the effects of the devaluation of the Real against the Dollar in 2015, the Profit before Tax for the Commercial Bank segment was R$ 5,966,646.

Thousands of Reais			2014
		Global
	Commercial	Wholesale
(Condensed) Income Statement	Banking	Banking	Total
NET INTEREST INCOME	25,042,170	2,186,342	27,228,512
Income from equity instruments	222,302	-	222,302
Income from companies accounted for by the equity method	91,096	-	91,096
Net fee and commission income	7,748,888	1,016,998	8,765,886
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,480,288)	592,852	(887,436)
Other operating income (expense)	(450,936)	(19,541)	(470,477)
TOTAL INCOME	31,173,232	3,776,651	34,949,883
Personnel expenses	(6,597,680)	(605,762)	(7,203,442)
Other administrative expenses	(6,493,024)	(245,350)	(6,738,374)
Depreciation and amortization	(1,226,196)	(135,933)	(1,362,129)
Provisions (net)	(2,030,408)	(5,829)	(2,036,237)
Impairment losses on financial assets (net)	(10,710,448)	(561,157)	(11,271,605)
Impairment losses on non-financial assets (net)	13,943	(10,192)	3,751
Other non-financial gains (losses)	101,482	-	101,482
OPERATING PROFIT BEFORE TAX (1)	4,230,901	2,212,428	6,443,329
Other:
Total assets	447,099,883	73,131,027	520,230,910
Loans and advances to customers	177,426,688	58,263,661	235,690,349
Customer deposits	199,721,072	20,922,947	220,644,019

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2013
		Global
	Commercial	Wholesale
(Condensed) Income Statement	Banking	Banking	Total

NET INTEREST INCOME	26,327,797	2,151,424	28,479,221
Income from equity instruments	81,286	-	81,286
Income from companies accounted for by the equity method	91,342	-	91,342
Net fee and commission income	7,241,003	859,453	8,100,456
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,316,450)	721,622	(594,828)
Other operating income (expense)	(421,691)	(23,197)	(444,888)
TOTAL INCOME	32,003,287	3,709,302	35,712,589
Personnel expenses	(6,455,616)	(589,994)	(7,045,610)
Other administrative expenses	(6,546,946)	(257,804)	(6,804,750)
Depreciation and amortization	(1,133,710)	(118,206)	(1,251,916)
Provisions (net)	(2,740,200)	47,382	(2,692,818)
Impairment losses on financial assets (net)	(13,836,802)	(281,269)	(14,118,071)
Impairment losses on non-financial assets (net)	(343,560)	(1,020)	(344,580)
Other non-financial gains (losses)	563,413	-	563,413
OPERATING PROFIT BEFORE TAX (1)	1,509,866	2,508,391	4,018,257
PROFIT FROM DISCONTINUED OPERATIONS	2,063,463	-	2,063,463
Other:
Total assets	394,381,593	58,671,102	453,052,695
Loans and advances to customers	168,475,404	44,258,923	212,734,327
Customer deposits	182,451,259	17,704,418	200,155,677

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

Following is a detail of the business transactions performed by the Bank with its related parties on December 31, 2015, 2014 and 2013:

a) Key-person management compensation

The Board of Directors' meeting held on January 29, 2015, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2015, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the extraordinary stockholders' meeting held on April 30, 2015.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

Thousands of Reais	2015	2014	2013

Fixed compensation	69,779	53,170	47,536
Variable compensation	108,087	86,990	91,306
Other	15,246	14,971	13,555
Total Short-term benefits	193,112	155,131	152,397
Share-based payment	11,777	23,697	30,841
Total Long-term benefits	11,777	23,697	30,841
Total (1)	204,889	178,828	183,238

(1) Refers to the amount paid by Banco Santander to its executives officers for the positions which they hold in the Bank and other companies of the conglomerate.

Additionally, on 2015, withholding taxes were collected on management compensation in the amount of R$28,044 (2014 - R$28,493 and 2013 - R$28,109).

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

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2015, 2014 and 2013:

						2015
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Banco Santander, S.A. (1)	518,207	13.5%	519,089	14.0%	1,037,296	13.7%
Santander Insurance Holding (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,066	0.1%	3,088	0.1%	6,154	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	180,655	4.7%	208,438	5.6%	389,093	5.1%
Total	3,830,754		3,691,895		7,522,649
Treasury shares	20,218	0.5%	20,218	0.5%	40,436	0.5%
Total	3,850,972	100.0%	3,712,113	100.0%	7,563,085	100.0%
Free Float (2)	391,533	10.2%	419,338	11.3%	810,871	10.7%

						2014
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Banco Santander, S.A. (1)	518,207	13.4%	519,089	13.9%	1,037,296	13.6%
Santander Insurance Holding (1)	3,758	0.1%	179	-	3,937	0.1%
Qatar Holding, LLC	207,812	5.1%	207,812	5.3%	415,624	5.2%
Employees	4,098	0.1%	4,121	0.1%	8,219	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	189,107	5.2%	216,888	6.2%	405,995	5.7%
Total	3,840,238		3,701,378		7,541,616
Treasury shares	29,612	0.7%	29,612	0.7%	59,224	0.7%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float	401,017	10.4%	428,821	11.5%	829,838	10.9%

	Common		Preferred		Total	2013
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,115,472	28.8%	1,027,471	27.5%	2,142,943	28.2%
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Santander Insurance Holding (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC	196,462	5.1%	196,462	5.3%	392,924	5.1%
Employees	2,802	0.1%	2,824	0.1%	5,626	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	723,201	18.7%	751,838	20.2%	1,475,039	19.5%
Total	3,851,278		3,712,418		7,563,696
Treasury shares	18,572	0.5%	18,572	0.5%	37,144	0.4%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (2)	922,465	23.8%	951,124	25.5%	1,873,589	24.7%

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

The principal transactions and balances are as follows:

Thousands of Reais	2015
	Parent (1)	Joint-controlled companies	Other Related-Party(2)

Assets	23,245,276	954,190	805,572
Financial assets for trading - Derivatives net	(265,491)	-	(536,215)
Banco Santander, S.A. – Spain	(265,491)	-	-
Abbey National Treasury Services Plc	-	-	(156,976)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(379,239)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	23,248,821	-	136,634
Banco Santander, S.A. – Spain (3) (5)	23,248,821	-	-
Banco Santander Totta, S.A.	-	-	1,303
Abbey National Treasury Services Plc	-	-	135,165
Bank Zachodni	-	-	101
Banco Santander, S.A. – Mexico	-	-	65
Loans and advances to customers	-	11,112	1,205,153
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	753,581
Webmotors S.A.	-	11,112	-
Santander Brasil Gestão de Recursos Ltda	-	-	186
BW Guirapá	-	-	451,386
Loans and other values with credit institutions (1)	26,414	940,236	-
Banco Santander – Spain	26,414	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	939,861	-
Companhia de Arrendamento Mercantil RCI Brasil	-	375	-
Other Assets	235,532	2,842	-
Banco Santander – Spain	235,532	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	2,276	-
Companhia de Arrendamento Mercantil RCI Brasil	-	566	-

Thousands of Reais	2015
	Parent (1)	Joint-controlled companies	Other Related-Party(2)

Liabilities	(12,155,786)	(255,330)	(937,572)
Deposits of Brazil Central Bank and deposits of credit institutions	(219,037)	(37,796)	(650,620)
Banco Santander, S.A. – Spain (4)	(219,037)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(31,656)	-
Santander Brasil Asset	-	-	(12,360)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(616,399)
Banco Santander, S.A. – Uruguay	-	-	(20,533)
Companhia de Arrendamento Mercantil RCI Brasil	-	(6,140)	-
Others	-	-	(1,328)
Marketable debt securities	(12,416)	-	-
Banco Santander, S.A. – Spain (6)	(12,416)	-	-
Customer deposits	-	(217,534)	(285,870)
ISBAN Brasil S.A.	-	-	(43,842)
Santander Securities	-	-	(679)
Produban Serviços de Informática S.A.	-	-	(29,993)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(109,506)
Santander Brasil Gestão de Recursos Ltda	-	-	(72,182)
Webmotors S.A.	-	(217,534)	-
Others	-	-	(29,668)
Other financial liabilities - Dividends and interest on capital Payable	(2,488,510)	-	(705)
Banco Santander – Spain	(385,067)	-	-
Grupo Empresarial Santander, S.L. (1)	(788,119)	-	-
Santander Insurance Holding, S.L.	(1,398)	-	-
Sterrebeeck B.V. (1)	(1,313,926)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(705)
Other Payables	-	-	(377)
Santander Brasil Asset	-	-	(68)
ISBAN Brasil S.A.	-	-	(309)
Debt Instruments Eligible to Compose Capital	(9,435,823)	-	-
Banco Santander – Spain (2) (7)	(9,435,823)	-	-

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2014
		Joint-controlled	Other Related-
	Parent (1)	companies	Party (2)

Assets	11,033,229	1,880,176	546,856
Financial assets for trading - Derivatives net	(98,286)	-	(87,161)
Banco Santander, S.A. – Spain	(98,286)	-	-
Santander Benelux, S.A., N.V.	-	-	381,956
Abbey National Treasury Services Plc	-	-	(871)
Real Fundo de Investimento Multimercado
Santillana Credito Privado	-	-	(468,246)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	10,913,872	-	2,787
Banco Santander, S.A. – Spain (3) (5)	10,913,872	-	-
Banco Santander Totta, S.A.	-	-	2,787
Loans and advances to customers	-	10,340	631,149
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	630,694
Webmotors S.A.	-	10,340	-
Santander Brasil Gestão de Recursos Ltda	-	-	455
Loans and other values with credit institutions (1)	11,900	1,867,750	81
Banco Santander – Spain	11,900	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,867,138	-
Companhia de Arrendamento Mercantil RCI Brasil	-	612	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	81
Other Assets	205,743	2,086	-
Banco Santander – Spain	205,743	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	2,086	-
Liabilities	(7,375,101)	(161,871)	(612,659)
Deposits of Brazil Central Bank and deposits of credit institutions	(416,969)	(19,186)	(286,348)
Banco Santander, S.A. – Spain (4)	(416,969)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(15,699)	-
Santander Brasil Asset	-	-	(16,742)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(261,865)
Banco Santander, S.A. – Uruguay	-	-	(7,741)
Companhia de Arrendamento Mercantil RCI Brasil	-	(3,487)	-
Marketable debt securities	(6,082)	-	-
Banco Santander, S.A. – Spain (7)	(6,082)	-	-
Customer deposits	-	(142,685)	(271,753)
ISBAN Brasil S.A.	-	-	(70,449)
Produban Serviços de Informática S.A.	-	-	(41,646)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(49,526)
Santander Brasil Gestão de Recursos Ltda	-	-	(89,830)
Webmotors S.A.	-	(142,685)	-
Others	-	-	(20,302)
Other financial liabilities - Dividends and interest on capital Payable	(538,636)	-	(47,271)
Banco Santander, S.A. – Spain	(25,084)	-	-
Grupo Empresarial Santander, S.L. (1)	(134,413)	-	-
Santander Insurance Holding, S.L.	(403)	-	-
Sterrebeeck B.V. (1)	(378,736)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(55)
Santusa Holding, S.L.	-	-	(47,216)
Other Payables	(7,719)	-	(7,287)
Banco Santander – Spain	(7,719)	-	-
Produban Serviços de Informática S.A.	-	-	(441)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(35)
Santander Brasil Asset	-	-	(6,811)
Debt Instruments Eligible to Compose Capital	(6,405,695)	-	-
Banco Santander – Spain (2) (7)	(6,405,695)	-	-

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2013
		Joint-controlled	Other Related-
	Parent (1)	companies	Party (2)

Assets	11,869,737	1,106,698	225,783
Financial assets for trading - Derivatives net	(74,519)	-	(271,527)
Banco Santander, S.A. – Spain	(74,519)	-	-
Santander Benelux, S.A., N.V.	-	-	(91,959)
Abbey National Treasury Services Plc	-	-	(61,885)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(117,683)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	11,935,149	-	39,329
Banco Santander, S.A. – Spain (3) (5) (6)	11,935,149	-	-
Banco Santander Totta, S.A.	-	-	1,167
Abbey National Treasury Services Plc	-	-	18,998
Santander Benelux, S.A., N.V.	-	-	19,162
Banco Santander, S.A. – Mexico	-	-	2
Loans and advances to customers	-	-	454,928
Zurich Santander Brasil Seguros S.A.	-	-	43,865
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	411,063
Loans and other values with credit institutions (1)	9,007	1,105,765	3,053
Banco Santander – Spain	9,007	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,105,425	-
Companhia de Arrendamento Mercantil RCI Brasil	-	340	-
Santander Brasil Asset	-	-	3,053
Other Assets	100	933	-
Banco Santander – Spain	100	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	933	-
Liabilities	(1,243,591)	(165,005)	(723,027)
Deposits of Brazil Central Bank and deposits of credit institutions	(130,451)	(31,738)	(444,141)
Banco Santander, S.A. – Spain (4)	(130,451)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(21,473)	-
Santander Brasil Asset	-	-	(170,914)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(258,548)
Banco Santander, S.A. – Uruguay	-	-	(13,986)
Companhia de Arrendamento Mercantil RCI Brasil	-	(10,265)	-
Others	-	-	(693)
Marketable debt securities	(20,413)	-	-
Banco Santander, S.A. – Spain (7)	(20,413)	-	-
Customer deposits	-	(133,267)	(273,531)
ISBAN Brasil S.A.	-	-	(101,391)
Produban Serviços de Informática S.A.	-	-	(48,110)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(84,117)
Santander Brasil Gestão de Recursos Ltda	-	-	(27,062)
Webmotors S.A.	-	(133,267)	-
Others	-	-	(12,851)
Other financial liabilities - Dividends and interest on capital Payable	(1,090,049)	-	(5,014)
Grupo Empresarial Santander, S.L. (1)	(410,283)	-	-
Santander Insurance Holding, S.L.	(721)	-	-
Sterrebeeck B.V. (1)	(679,045)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(365)
Santusa Holding, S.L.	-	-	(4,649)
Other Payables	(2,678)	-	(341)
Banco Santander – Spain	(2,678)	-	-
ISBAN Brasil S.A.	-	-	(103)
Produban Serviços de Informática S.A.	-	-	(70)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(35)
Santander Brasil Asset	-	-	(117)
Others	-	-	(16)

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

(2) Refers to the Company's subsidiaries (Banco Santander Spain).

(3) In December 31, 2015, refers to the cash of R$1,866,683 (2014 - R$410,193 and 2013 - R$188,449).

(4) As at December 31, 2015, refers to raising funds through operations transfers abroad amounting R$219,037 (2014 - R$416,969 and 2013 - R$130,451), with maturity until October, 2018 and interest between 0.56% and 14.03%p.a.).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

(5) On December 30, 2015, include foreign currency investments (overnight applications) due on 4 January 2016 in the amount of R$20,699,539 (2014 - R$10,663,319 and 2013 - R$10,438,665) and interest of 0.17% p.a held at Santander Establishment Credit Financial, Banco Santander Brazil and its Grand Cayman Branch.

(6) Refers the emissions of Eurobonds of Grand Cayman Branch, maturing between from January 16 2016 to February 13, 2017 and interest of 3.152% p.a and 4.625% p.a.

(7) Refers to the portion acquired by the controller with the PR Optimization Plan held in the first half of 2014.

Thousands of Reais			2015
		Joint-controlled	Other Related-
	Parent (1)	companies	Party (2)

Income	(761,189)	189,182	2,509,524
Interest and similar income - Loans and amounts due from credit institutions	31,930	163,684	104
Banco Santander, S.A. – Spain	31,930	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	163,684	-
Abbey National Treasury Services Plc	-	-	104
Interest expense and similar charges - Customer deposits	-	(25,330)	(28,508)
ISBAN Brasil S.A.	-	-	(7,841)
Santander Brasil Gestão de Recursos Ltda	-	-	(14,302)
Webmotors S.A.	-	(25,330)	-
Produban Serviços de Informática S.A.	-	-	(3,752)
Others	-	-	(2,613)
Interest expense and similar charges - Deposits from credit institutions	(311)	(1,447)	(89,636)
Banco Santander, S.A. – Spain	(311)	-	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(1,447)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(15,584)
Santander Securities	-	-	(71,939)
Santander Asset Management, S.A. SGIIC.	-	-	(2,113)
Fee and commission income (expense)	(8,022)	21,376	1,889,138
Banco Santander, S.A. – Spain	(8,022)	-	-
Companhia de Arrendamento Mercantil RCI Brasil	-	3,863	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	16,579	-
Banco Santander International	-	-	8,804
Webmotors S.A.	-	934	-
Zurich Santander Brasil Seguros S.A.	-	-	248,824
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,626,288
Others	-	-	5,222
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(406,523)	30,899	953,678
Banco Santander, S.A. – Spain	(406,523)	-	-
Santander Benelux, S.A., N.V.	-	-	424,182
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	602,557
Abbey National Treasury Services Plc	-	-	(88,881)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	30,899	-
Others	-	-	15,820
Administrative expenses and Amortization	-	-	(982,135)
ISBAN Brasil S.A.	-	-	(406,662)
Produban Serviços de Informática S.A.	-	-	(205,137)
ISBAN Chile S.A.	-	-	(1,024)
Aquanima Brasil Ltda.	-	-	(24,075)
TECBAN - Tecnologia Bancaria Brasil	-	-	(160,563)
Produban Servicios Informaticos Generales, S.L.	-	-	(22,834)
Konecta Brazil Outsourcing Ltda	-	-	(98,492)
Ingeniería de Software Bancario, S.L.	-	-	(57,293)
Others	-	-	(6,055)
Others Administrative expenses - Donation	-	-	(18,071)
Santander Cultural	-	-	(3,231)
Fundacao Santander	-	-	(3,500)
Instituto Escola Brasil	-	-	(1,140)
Fundação Sudameris	-	-	(10,200)
Debt Instruments Eligible to Compose Capital	(378,263)	-	-
Banco Santander Espanha (2)(8)	(378,263)	-	-
Gain on disposal of non-current assets held for sale not classified as discontinued operations	-	-	784,954
Capital Riesgo Global (3)	-	-	34,404
Santander Securities Services Brasil Participações S.A. (5)	-	-	750,550

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2014
		Joint-controlled	Other Related-
	Parent (1)	companies	Party (2)

Income	(1,165,021)	147,917	1,178,208
Interest and similar income - Loans and amounts due from credit institutions	11,523	117,531	9
Banco Santander, S.A. – Spain	11,523	-	-
Abbey National Treasury Services Plc	-	-	5
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	117,531	-
Santander Benelux, S.A., N.V.	-	-	4
Interest expense and similar charges - Customer deposits	-	(14,187)	(20,064)
ISBAN Brasil S.A.	-	-	(7,342)
Produban Serviços de Informática S.A.	-	-	(3,075)
Webmotors S.A.	-	(14,187)	-
Santander Brasil Gestão de Recursos Ltda	-	-	(8,528)
Others	-	-	(1,119)
Interest expense and similar charges - Deposits from credit institutions	(125)	(5,669)	(62,396)
Banco Santander, S.A. – Spain	(125)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(5,669)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(51,313)
Santander Asset Management, S.A. SGIIC.	-	-	(11,083)
Expense and similar charges - Marketable debt securities	(364)	-	-
Banco Santander, S.A. – Spain	(364)	-	-
Fee and commission income (expense)	(40,549)	27,704	1,708,494
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	21,899	-
Companhia de Arrendamento Mercantil RCI Brasil	-	4,038	-
Banco Santander, S.A. – Spain	(40,549)	-	-
Webmotors S.A.	-	1,767	-
Zurich Santander Brasil Seguros S.A.	-	-	36,799
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,668,597
Others	-	-	3,098
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(786,665)	22,538	477,107
Banco Santander, S.A. – Spain	(786,665)	-	-
Santander Benelux, S.A., N.V.	-	-	473,512
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(15,355)
Abbey National Treasury Services Plc	-	-	16,117
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	22,538	-
Others	-	-	2,833
Administrative expenses and Amortization	-	-	(903,073)
ISBAN Chile S.A.	-	-	(2,461)
ISBAN Brasil S.A.	-	-	(396,611)
Produban Serviços de Informática S.A.	-	-	(213,703)
Ingeniería de Software Bancario, S.L.	-	-	(49,783)
Produban Servicios Informaticos Generales, S.L.	-	-	(26,230)
TECBAN - Tecnologia Bancaria Brasil	-	-	(129,057)
Konecta Brazil Outsourcing Ltda	-	-	(51,033)
Aquanima Brasil Ltda.	-	-	(24,075)
Others	-	-	(10,120)
Others Administrative expenses - Donation	-	-	(21,869)
Santander Cultural	-	-	(4,929)
Fundacao Santander	-	-	(3,440)
Instituto Escola Brasil	-	-	(1,500)
Fundação Sudameris	-	-	(12,000)
Debt Instruments Eligible to Compose Capital	(348,841)	-	-
Banco Santander Espanha (2)(7)	(348,841)	-	-

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2013
		Joint-controlled	Other Related-
	Parent (1)	companies	Party (2)

Income	(292,372)	104,353	3,349,372
Interest and similar income - Loans and amounts due from credit institutions	15,303	64,373	220
Banco Santander, S.A. – Spain	15,303	-	-
Abbey National Treasury Services Plc	-	-	25
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	64,373	-
Santander Benelux, S.A., N.V.	-	-	195
Interest expense and similar charges - Customer deposits	-	(7,119)	(8,837)
ISBAN Brasil S.A.	-	-	(4,419)
Produban Serviços de Informática S.A.	-	-	(2,944)
Webmotors S.A.	-	(7,119)	-
Others	-	-	(1,474)
Interest expense and similar charges - Deposits from credit institutions	(25,897)	(3,227)	(19,669)
Banco Santander, S.A. – Spain	(25,897)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(3,227)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(19,669)
Expense and similar charges - Marketable	(786)	-	-
Banco Santander, S.A. – Spain	(786)	-	-
Fee and commission income (expense)	(49,335)	26,265	1,774,495
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	13,925	-
Companhia de Arrendamento Mercantil RCI Brasil	-	4,045	-
Banco Santander, S.A. – Spain	(49,335)	-	-
Webmotors S.A.	-	8,295	-
Zurich Santander Brasil Seguros S.A.	-	-	31,158
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,743,337
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(231,543)	24,061	313,661
Banco Santander, S.A. – Spain	(231,543)	-	-
Santander Benelux, S.A., N.V.	-	-	319,708
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(16,120)
Abbey National Treasury Services Plc	-	-	4,015
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	19,546	-
Webmotors S.A.	-	4,515	-
Others	-	-	6,058
Administrative expenses and Amortization	(114)	-	(750,188)
Banco Santander, S.A. – Spain	(114)	-	-
ISBAN Brasil S.A.	-	-	(351,750)
Produban Serviços de Informática S.A.	-	-	(207,068)
Ingeniería de Software Bancario, S.L.	-	-	(31,886)
Produban Servicios Informaticos Generales, S.L.	-	-	(24,144)
TECBAN - Tecnologia Bancaria Brasil	-	-	(112,227)
Konecta Brazil Outsourcing Ltda	-	-	(14,402)
Others	-	-	(8,711)
Others Administrative expenses - Donation	-	-	(20,168)
Santander Cultural	-	-	(1,789)
Fundacao Santander	-	-	(4,103)
Instituto Escola Brasil	-	-	(2,276)
Fundação Sudameris	-	-	(12,000)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	-	-	2,059,858
Capital Riesgo Global (3)	-	-	47,161
Santander Brasil Gestão de Recursos Ltda (4)	-	-	2,007,838
Santander Brasil Asset	-	-	4,859

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company's subsidiaries (Banco Santander, S.A. - Spain).

(3) Refers the profit on disposal of the company MS Participações.

(4) Refers the profit on disposal of the company Santander Brasil Asset Management.

(5) Refers the profit on disposal of the company Santander Securities Services Brasil DTVM S.A.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

45. Risk management

Risk management at Banco Santander is based on the following principles:

1. Independence of the risk function in relation to business.

2. Involvement of Senior Management in decision-making.

3. Consensus for decision making on credit operations between the areas of Risk and Business.

4. Collegiate decision-making, including the branch network, with the aim of encouraging diversity of opinion and avoid assigning individual decisions;

5. The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

6. Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management.

7. Common management tools

8. Organizational structure

9. Scopes and responsibilities

10. Risk limitation

11. Recognition

12. Effective information channel

13. Maintenance of a medium-low risk profile, and low volatility by:

• The portfolio diversification, limiting concentrations in customers, groups, sectors, products or geographical; reduction of complexity level of market operations; analysis of social and environmental risks of businesses and projects financed by the bank; continuous monitoring to prevent the portfolios from deteriorating.

• Definition of policies and procedures, which are the Regulatory Framework Risk by which regulates the risk activities and processes, following the instructions of the Board of Directors, the regulations of the BACEN and the international best practices in order to protect the capital and ensure business' profitability.

At Bank, the risk management and control process has been structured using as reference the framework defined at corporate level and described according to the following phases:

a) Adaptation of corporate management frameworks and policies that reflect Group Santander’s risk management principles.

Within this regulatory framework, the Corporate Risk Management Framework, regulates the principles and standards governing the Santander Brazil´s risk activities, based on the corporate organizational and a management models, meeting the necessary regulatory requirements for credit management.

The organizational model comprises the management map, which defines the risk function and governance, and the regulatory framework itself.

b) Identification of risks, through the constant review and monitoring of exposures, the assessment of new products and businesses and the specific analysis of singular transactions;

c) Measurement of risks using periodically tested methods and model

d) Preparation and distribution of a complete set of reports that are reviewed daily by the heads at all levels of Banco Santander management.

e) Implementation of a risk control system which checks, on a daily basis, the degree to which Bank´s risk profile matches the risk policies approved and the risk limits set. The most noteworthy corporate tools and techniques (abovementioned) already in use in Banco Santander are in different stages of maturity regarding the level of implementation and use in Bank. For wholesale segment, these techniques are quite in line with the corporate level development. For local segments, internal ratings and scorings based models, VaR and market risk scenario analysis and stress testing have been already embedded in risk management routine while Expected loss, Economic Capital and RORAC have been integrated in risk management.

f) Internal ratings- and scorings-based models which, by assessing the various qualitative and quantitative risk components by customer and transaction, make it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on Loss Given Default (LGD) estimates.

g) Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performance.

h) RORAC, which is used both as a transaction pricing tool in the whole sale segment, more precisely in global ranking and markets(bottom-up approach) and in the analysis of portfolios and units (top-down approach).

i) VaR, which is used for controlling and setting the market risk limits for the various treasury portfolios.

j) Scenario analysis and stress testing to supplement the analysis market and credit risk in order assessing the impact of alternative scenarios, even on provisions and capital.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management, while respecting local legal and regulatory environment.

Its main responsibilities are:

- Integrate and adapt the Bank's risk to local level, as well as risk management strategy and the willingness and level of risk tolerance, previously approved by the executive committee and board of directors, all matched with corporate standards Banco Santander Spain;

- Approve the proposals and operations and limitations of clients and portfolio;

- Authorize the use of management tools and local risk models and know the result of their internal validation.

- Keep knowledge, assess and monitor any observations and recommendations periodically formulated by the supervisory authorities in discharging their functions

The organizational structure of the executive vice-presidency consists of units responsible for credit risk management, market and structural, operational and risk model. The credit risk management structure is composed of directors who act from the point of view of retail and wholesale portfolios management. A specific area has the mission to consolidate the portfolios and their respective risks, supporting the management with the integrated risk vision. In addition to this award, it is also responsible for compliance with regulators, external and internal auditors, as well as the Group's headquarters in Spain.

It has a core called risk architecture, which includes a set of transverse functions of all risk factors necessary for the construction of an advanced management model. Are part of this structure areas Methodology (development, parameterization models that reach all areas of risk), Governance, Policy and Risk Culture, Capital, Stress Test and Risk MI, responsible for the generation, exploitation and dissemination of information beyond the project information systems.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

b) Credit Risk

b.1) Introduction to the treatment of credit risk

The Credit Risk Management provides subsidies to define strategies as risk appetite, besides to establish limits, including exposure analysis and trends as well as the effectiveness of the credit policy. The goal is to maintain a risk profile and adequate minimum profitability to offset the estimated default, both client portfolio, as defined by the Executive Committee and Board of Directors. Additionally, it is responsible for the risk management systems and applied in the identification, measurement, control and reduction of exposure to risk in individual or grouped by similar operations.

The Risk Management specializes in clients' characteristics, being segregated between individual clients (with accompanying dedicated analysts) and customers with similar characteristics (standardized).

• Individualized management: It is performed by a risk analyst set, which prepares analyzes, forwards it to the Risk Committee and monitors the client's progress. It covers the Wholesale segment customers (Corporate and GB&M), financial institutions and certain companies;

• Standardized management: Aimed at individuals and companies not classified as individualized customers. Based on automated models of decision-making and internal risk assessment, complemented by commercial heave and analysts specialized teams to handle exceptions.

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

The classification of loans into different categories is made according to the analysis of economic and financial situation of the client and other registration information updated frequently. New modes of operation are subject to credit risk evaluation and verification and adaptation to the controls adopted by the Bank.

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

In addition to the loss probability (PD), the Bank is managing its credit portfolio, seeking to make loans to borrowers that have higher volumes of guarantees associated with the operations and also works constantly on strengthening its credit recovery area. These and other actions combined, are responsible for ensuring the adequacy of LGD parameters (Loss Given Default, the loss resulting from the borrower's default event to honor the principal and/or interest payments).

LGD calculation is based on net losses of non-performing loans, taking into account the guarantees associated with the transaction, revenues and expenses related to the recovery process and also the timing thereof.

The estimated parameters are then assigned to performing and non performing, i.e. non-defaulted, loans. For low-default portfolios, which are managed globally, the assignment process follows the same patterns in all Banco Santander units.

Internal Risk Model	2015	2014

B Low	211,645,463	199,200,968
Medium-low	29,500,790	27,043,995
Medium	8,638,914	7,934,964
Medium - high	8,552,474	5,899,116
High	8,928,808	9,031,838
Loans and advances to customers, gross	267,266,449	249,110,881

b.3) Observed loss: measures of cost of credit

The Bank monthly estimate losses related to credit risk and then we compare those estimates with actual losses of the month. Periodically conduct tests in order to monitor and maintain control over credit risk.

To complement the use of admission and rating, the Bank use others measures that supports the prudent and effective management of credit risk, based on the loss observed.

The cost of credit is measured by the sum of credit losses of year and to the average loans portfolio of the year.

b.4) Credit risk cycle

Banco Santander has a global view of its credit portfolio throughout the various phases of the risk cycle, with a level of detail that allows us to evaluate the current situation of risk and any drives. This mapping is accompanied by the Board of Directors and the Executive Committee of the bank that sets policies and risk procedures, limits and the heave of delegations, and approve and supervise the activities of the area.

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Bank’s operations and companies of the conglomerate. The risk cycle comprises three different phases:

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

For individualized risks, customers represent the most basic level, for which individual limits are established (pre-classification), defining the maximum acceptable level of credit risk with the customer and minimum return required on the basis of allocated capital.

For large corporate groups a pre-classification model, based on an economic allocated capital.

For other groups of companies, we use a simplified pre-classification model in maximum nominal amounts of credit for each period.

The risks of customers with standardized management, the limits of the portfolios are planned using credit management programs (SGP) agreed document for the areas of business and risks, and approved by the Executive Committee. This document contains the results expected for the business in terms of risk and return, beyond the limits which govern the activity and risk management. This client group has a more automated treatment risks.

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

Risk monitoring and control

In addition to the tasks performed by the Internal Audit Division, the Vice Presidency of Risks has a specific area of risk monitoring function for adequate credit quality control, formed by local and global teams with specific resources, for adequate credit quality control.

This monitoring function is based on process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, and the adoption of preventive actions. The risk monitoring function is specialized by customer segment.

For this purpose a system called “firms under special surveillance” (FEVE, using the Spanish acronym) has been designed that distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor. The inclusion of a company in the FEVE system does not mean that there has been a losses due to default, but rather that has deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are revised at least every six months, or every three months for those classified in the most severe categories. A company is classified as FEVE as a result of the monitoring process itself, a review performed by Internal Audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system. The assigned rating is avoided at least once a year.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

Risk control function

The control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product and process, facilitating thus the detection of specific areas requiring measures for which decisions should be taken. Get an overview of the bank's loan portfolio over the various phases of the credit cycle, with a level of detail that allows the assessment of the current risk situation and any movements.

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

b.5) Credit recovery

Strategies and action channels are defined according to the days of late payment and the amounts that result in a Map of Responsibilities and always look as the first alternative, the client's recovery.

Are used tools as behavioral scoring to study the collection performance of certain groups, in order to reduce costs and increase recoveries. These models seek to measure the probability of clients becoming delinquent adjusting collection efforts so that clients less likely to recover, receive timely actions. In cases most likely to pay, the focus is given in maintaining a healthy relationship with customers. All customers with values in severe or rescheduled credits delays have internal restrictions.

Sales of portfolios of defaulted loans, with a focus on operations in write-off status, are also held periodically through an auction process, competitive or bilateral, in which are assessed conditions and characteristics and selling price of the portfolios that will be offered to potential investors.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Environmental risk

Environmental Risk management for the Wholesale Bank is performed through the analysis of social and environmental practices of customers who have limits or credit risk over R$1 million. This analysis considers items such as contaminated land, deforestation, working conditions and other possible points of environmental attention in which no possibility of penalties and losses. The procedure is performed by a specialized team, trained in Biology, Health and Safety Engineering, Geology and Chemistry Engineering. A team of financial analysis considers the potential damage and impact that unfavorable environmental conditions may cause the financial condition and customer guarantees. The analysis focuses on preserving capital and reputation in the market and the spread of the practice is achieved through the constant training of commercial and credit areas on the application of social and environmental risk patterns in the credit approval process for corporate clients in the Wholesale Bank. The environmental risk management for suppliers is carried out throughout the purchasing process and is based on the 10 principles of the Global Compact of the United Nations which considers items such as: human rights, working conditions, environmental and ethical issues. To participate in a bidding process, the company must show respect these principles. During the approval is carried out a technical evaluation that includes social and environmental criteria. Beyond this step, suppliers classified as high impact, include a more detailed assessment of the operational, financial, administrative, fiscal, legal, governance, social and environmental. This step includes a visit to check the evidence and answers provided during the evaluation.

b.7) Variations in main aggregates in 2015

In 2015 was marked by economic growth falling short of expectation that had at its beginning. Important factors such as higher inflation and hence the need to raise the basic interest rate resulted in lower growth in the credit market the in previous years.

In this scenario the management of credit risk has been a major focus of management in the year, to the extent that required revisions admission policies of credit monitoring procedures and methods for recovery of loans. The results were significant reductions in delinquency and the need for provision of credit.

Strengthened our risk framework assigning a view to better management and closer to customers, supporting the business strategy of Banco Santander. Thus, we closed 2015 with good results and significant improvement in portfolio quality.

Improving rates of credit recovery in 2015 came from the Tactical Deployment Plan Recoveries, which had intensified focus on the channels of contact charging, the new model the recovery (areas of strategy, business network and collection channels) , renegotiation and revision of management discipline policy.

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

	2013	2014	2013

Credit risk exposure - customers (Thousand of Reais)	310,877,166	288,445,198	257,419,951
Loans and advances to customers, gross (note 9)	267,266,449	249,110,881	226,206,449
Contingent Liabilities - Guarantees and other sureties (note 42)	43,610,717	39,334,317	31,213,502
Non-performing loans ratio (%)	7.00%	5.62%	6.20%
Impairment coverage ratio (%)	82.86%	96.80%	97.28%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais)	15,411,760	13,562,809	13,640,545
Cost of credit (% of risk)	5.07%	3.79%	5.65%
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

The positions are monitored daily through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately. The daily preparation of an income statement is an excellent risk indicator, insofar as it allows us to observe and detect the impact of changes in financial variables on the portfolios. The daily calculation of the result is also an excellent indicator of the risk, as it allows us to observe and detect the impact of changes in financial variables in the portfolios.

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

c.7) Risks and results in 2014

Interest rate risk

Convertible currencies

At 2015 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Banco Santander portfolios was concentrated on the BRL interest rate curve was negative by R$525 million.

Also at 2015 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Banco Santander in the BRL interest rate curve was negative by R$1.800 million.

Quantitative risk analysis

The interest rate risk in balance sheets management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, increased R$25 million over 2015, reaching a maximum of R$548 million in the month in November. The sensitivity value decreased R$46 million during 2015, reaching a maximum of R$2.121 million in the month in May. The main factors that occurred in 2015 and influenced the growth of this sensitivity were:

- The risk free interest rate raised by Copom (the monetary policy committee). - Intense volatility of the exchange rate.

Thousands of Reais	2015	2014	2013
Sensibilities
Net Interest Margin	525	490	383
Market Value of Equity	1,800	1,846	1,402
Value at Risk - Balance
VaR	926	605	540

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

The main features of the structural liquidity management in 2015 were as follows:

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

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the Banking and trading portfolio, for each one of the portfolio scenarios as at December 31, 2015.

Trading portfolio

				2015
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(3,539)	(152,157)	(304,313)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(5,374)	(100,552)	(201,104)
Inflation	Exposures subject to change in coupon rates of price indexes	(4,847)	(79,935)	(159,869)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(310)	(12,786)	(25,573)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(63)	(15,997)	(31,993)
Foreign currency	Exposures subject to foreign exchange	(3,414)	(85,352)	(170,703)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(405)	(2,344)	(4,688)
Shares and Indexes	Exposures subject to change in shares price	(10)	(253)	(505)
Other	Exposures not meeting the previous settings	(10,393)	(72)	(145)
Total (1)		(28,355)	(449,448)	(898,893)

(1) Amounts net of taxes.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking

				2015
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(102,334)	(2,727,437)	(5,197,672)
TR and Long-Term Interest Rate -
(TJLP)	Exposures subject to changes in Exchange of TR na TJLP	(13,393)	(395,399)	(693,147)
Inflation	Exposures subject to change in coupon rates of price indexes	(370)	(2,984)	(4,697)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(4,278)	(41,327)	(69,065)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(4,176)	(8,009)	(16,379)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(13,534)	(218,455)	(412,976)
Foreign Currency	Exposures subject to Foreign Exchange	(1,133)	(28,317)	(56,635)
Total (1)		(139,218)	(3,421,928)	(6,450,571)

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

The High Administration is an acting part and is aligned with the mission of the areas, recognizing, participating and sharing responsibility for the continuous improvement of the operational and technological risk management culture and structure as well as of the internal control system. Then they can ensure compliance with the established objectives and goals, as well as the security and quality of the products and services provided by the Bank.

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

The internal control Model ("MCI") deployed at Banco Santander is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), it is covering strategic components, operational, financial and compliance, disclosure that were set within the framework of internal control. The Bank has adapted its MCI to the most demanding international standards established by COSO (Internal Control – Integrated Framework 2013) having as main goals the mitigation of risks, providing transparency to the preparation and disclosure of financial statements and comply with the requirements of current legislation and of the regulatory agencies. The MCI is based on self assessment by responsible of activities, processes, sub-processes, and controls (control self assessment-CSA) and disseminated within the Bank through regulatory, internal notes and instruction guides available on the local Intranet, Internal Controls Portal and the Norms Portal.

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

• Maintenance and preservation of the quality and reliability of products and services.

• Identifying and addressing timely, corrections identified vulnerabilities in processes.

• Dissemination of culture of advanced management and control of Operational Risks, by means of internal communication (intranet, personal course, "online" courses and monthly communication by “Boletim de RO” and “Boletim Flash de RO”), with reinforcement in the "Accountability".

This solid and efficient structure permits the continuous enhancement of existing methodologies and the further dissemination of the culture of responsibility in regard to the advanced management of operational risk.

d.3) Differential factor

The Non-financial Risk area invests in the development, training and updating of its professionals so they can keep up with changes in the business environment, in addition to offering training programs for other professionals through the intranet and on-site courses. Among the personal course, we highlight the achievement of training aimed at increasing culture of RO management, training to perform risk control and self-assessment exercises (RCSA), and training for the capture of operational losses, among others.

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

• Composition of lines of defense creating new functions for the role of operational risk representative: "Coordinator" and "Coordinator Assist" Operational Risk covering the perimeter of RO and "experts" in cases where the operational risk is transverse to the organization.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c. New products and services and suitability

All new products and services are debated/analyzed internally at various levels until their risks have been fully mitigated, and subsequently approved by the Commercialization Local Committee (CLC), composed of Santander executives. After review and approval the new products and services are monitored with a view to identifying so timely events that may pose reputational risk, which if identified, are reported to the CLC.

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

% Capital	2015	2014	2013
		New
Risk Type	New Methodology	Methodology	Comparison
Credit	56%	60%	56%
Market	4%	5%	4%
ALM	9%	9%	9%
Business	8%	4%	5%
Operational	5%	7%	8%
Fixed Assets	1%	1%	1%
Intangible Assets	6%	2%	0
Pension Funds	2%	2%	0
Deferred Tax Assets	9%	10%	0
TOTAL	100%	100%	100%

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

RoRAC=Profit/Economic

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Banco Santander also makes the planning of capital in order to obtain future projections of economic and regulatory capital. The estimates obtained for the Bank are incorporated to different scenarios consistently, including its strategic objectives (organic growth, M&A, payout ratio, credits, etc.). Possible management strategies leading to optimize capital and solvency return of the Bank are identified.

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

46. Supplementary information – Reconciliation of shareholders’ equity and net income

The table below presents a conciliation of stockholders' equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousands of Reais	Note	2015	2014	2013

Shareholders' equity attributed under to the Parent Brazilian GAAP		54,819,073	57,320,685	62,819,207
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	(2,111)	(80,073)	4,150
Redesignation of financial instruments to available-for-sale	b	27,497	20,304	14,365
Impairment on loans and receivables	c	132,878	128,080	155,527
Category transfers	d	704,519	-	-
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	138,314	114,780	161,038
Reversal of goodwill amortization	f	23,344,320	20,560,813	16,994,943
Realization on purchase price adjustments	g	798,776	874,738	999,510
Recognition of fair value in the partial sale in subsidiaries	h	112,052	112,052	112,052
Option for Acquisition of Equity Instrument	i	(1,017,000)	(950,000)	-
Others		341,904	201,741	105,409
Shareholders' equity attributed to the parent under IFRS		79,400,222	78,303,120	81,366,201
Non-controlling interest under IFRS		435,062	380,173	289,101
Shareholders' equity (including non-controlling interest) under IFRS		79,835,284	78,683,293	81,655,302

Thousands of Reais	Note	2015	2014	2013

Net income attributed to the Parent under Brazilian GAAP		6,998,196	2,161,170	2,107,327
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	1,980	(78,659)	(17,587)
Redesignation of financial instruments to available-for-sale	b	(23,590)	(29,802)	96,213
Impairment on loans and receivables	c	4,798	36,998	75,114
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	23,534	(11,053)	(75,290)
Reversal of goodwill amortization	f	2,783,507	3,683,391	3,636,985
Realization on purchase price adjustments	g	(75,962)	(75,151)	(69,205)
Recognition of fair value in the partial sale in subsidiaries	h	-	-	112,052
Others		71,277	(56,871)	(142,115)
Net income attributed to the parent under IFRS		9,783,740	5,630,023	5,723,494
Non-controlling interest under IFRS		50,086	77,753	124,630
Net income (including non-controlling interest) under IFRS		9,833,826	5,707,776	5,848,124

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

b) Redesignation of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments, for example, in debt securities at amortized cost and equity securities at cost. At the time of preparing this balance sheets, management revised its strategy for managing their investments and in accordance with the premises of the Central Bank Circular 3,068, were reclassified debt securities category for "negotiation" with record in fair value through profit or loss. Under IFRS, the Bank has classified these investments as available for sale, measuring them at fair value with changes recognized in the "Consolidated statements of comprehensive income", within the scope of IAS 39 "Financial Instruments: Recognition and Measurement", which does not allow reclassification of any financial instrument for the fair value through profit or loss category after initial recognition.

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

d) Transfer of category

The IAS 39 permits reclassification of the category "available for sale" to "held to maturity" and "available for sale" to "loans and receivables" at any time, provided that the entity has the intention and ability to hold the financial asset in this category. However, for the purpose of local books (BR GAAP), pursuant to art. 5 of BACEN Circular 3,068, the revaluation regarding the classification into categories of securities may only be made when preparing the half-yearly and the yearly financial statements. For purposes of IFRS financial statements of December 2015 Banco Santander reclassified some securities therefore July 1, 2015 and to Brazilian GAAP purposes due to local requirements mentioned above such change occurred at December 31, 2015.

e) Deferral of financial fees, commissions and other costs under effective interest rate method:

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

i) Option for Acquisition of Equity Instrument

Within the context of transaction, Banco Santander has granted to the members of Getnet S.A. and Banco Bonsucesso a put option over all shares of Getnet S.A. and Banco Bonsucesso held by them. The overall out in IAS 32, a financial liability was recognized for this commitment, with a specific charge in an account in stockholders' equity in the amount of R$950 million and R$67 million, respectively.

47. Subsequent Event

a) Acquisition of remaining shares of Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super)

On January 4, 2016, the Aymoré CFI informed the other shareholders your decision to exercise call option for 50% of the remaining shares owned by the Super. The transaction is subject to approval by the Central Bank of Brazil.

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

				Adjusted
			Participation %	Stockholders'
Directly and Indirectly controlled by Banco Santander (Brasil) S.A.	Activity	Direct	Indirect	Equity	Net Income
Banco Bandepe S.A.	Bank	100.00%	100.00%	3,195,872	255,300
Santander Leasing S.A. Arrendamento Mercantil	Leasing	78.57%	99.99%	5,433,218	498,028
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%	1,801,193	661,404
Santander Brasil Administradora de Consórcio Ltda.	Buying club	100.00%	100.00%	169,816	22,902
Santander Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%	23,834	1,740
Santander Brasil Advisory Services S.A.	Other Activities	96.52%	96.52%	14,491	1,405
Atual Companhia Securitizadora de Créditos Financeiros (10)	Securitization	100.00%	100.00%	-	-
Santander Securities Services Brasil DTVM S.A. (1)	Dealer	-	-	-	105,288
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	99.99%	100.00%	485,913	101,610
Santander Participações S.A. (2)	Holding	100.00%	100.00%	1,398,518	(426,130)
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet Serviços para Meios de Pagamento S.A. (Santander Getnet) (5)	Other Activities	88.50%	88.50%	1,532,855	312,450
Sancap Investimentos e Participações S.A. (9)	Holding	100.00%	100.00%	336,013	150,746
Mantiq Investimentos Ltda.	Other Activities	100.00%	100.00%	7,596	3,222
Santander Brasil EFC	Financial	100.00%	100.00%	3,308,796	7,289
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance Broker	60.65%	60.65%	602,085	27,598

Controlled by Santander Serviços
Webcasas S.A.	Other Activities	-	100.00%	21,990	1,488

Auttar HUT Processamento de Dados Ltda. (Auttar HUT) (3)	Other Activities	-	100.00%	10,320	2,647
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)(3)	Other Activities	-	100.00%	(98)	(131)
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale) (3)	Other Activities	-	100.00%	971	931
Transacciones Eletrónicas Pos Móvil S.A. (Pos Móvil) (4)	Other Activities	-	100.00%	-	-

Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	-	100.00%	55,549	105,771
Evidence Previdência S.A. (7)	Holding	-	100.00%	300,223	49,579

Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super) (6)	Other Activities	-	50.00%	29,327	(4,757)
Banco Bonsucesso Consignado S.A. (8)	Bank	-	60.00%	612,536	17,371

BPV Promotoda de Vendas e Cobrança Ltda. (8)	Other Activities	-	100.00%	10,253	843
BSI Informática Ltda. (8)	Other Activities	-	100.00%	10,042	9,206

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Adjusted
			Participation %	Stockholders'
Directly and Indirectly controlled by Banco Santander (Brasil) S.A.	Activity	Direct	Indirect	Equity	Net Income
Santander FIC FI Contract I Referenciado DI (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Unix Multimercado Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Financial Curto Prazo (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Capitalization Renda Fixa (a)	Investment Fund	-	(a)	-	-
Santander Paraty QIF PLC (a)	Investment Fund	-	(a)	-	-

(a) Company over which the Bank is exposed, or has rights, to variable returns and have the ability to affect those returns through the power of decision, in accordance with IFRS 10 - Consolidated Financial Statements. Banco Santander and its subsidiaries holds 100% of the shares of these investment funds.

(1) Investiment disposed on August 2015 (note 3.c).

(2) At the EGM held January 7, 2015, approved the capital increase of R$149,000, and the capital stock of R$1,551,000 to R$1,700,000, through the issuance of 360,348 new common shares, subscribed and paid by Banco Santander in local currency.

(3) Companies acquired indirectly by the acquisition of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.S.A. (Getnet) by Getnet S.A (current corporate name of Santander Getnet).

(4) Pos Mobile because of the end of the period of validity was dissolved as a note published in the Diario Oficial de la Republica de Chile on August 21, 2015 confirming the dissolution of the Company.

(5) On April 4, 2014, it was carried out the payment of the total share capital of Getnet SA amounting to R$3,000, from the current R$13,000 to R$16,000. At the EGM held on 31 July 2014, the increase was approved in its capital of R$1,173,503, from the current R$16,000 to R$1,189,503, through the issuance of 53,565,000 new common, registered shares and no par value, fully subscribed and paid by Banco Santander as follows: R$1,156,263 in local currency and R$17,240 by conference at book value, by Banco Santander of 5,300 registered common shares with no par value issued by iZettle in Brazil Payment Services SA to the capital of Santander Getnet. At the EGM held on August 31, 2014 that approved the merger of Getnet Technology Capture and transaction processing Huah SA (Getnet), also approved the change of the name of Santander Getnet to Getnet SA Go Pay Trade and Information Technology Services Ltda. It was merged into Getnet SA on April 30, 2015.

(6) Investment acquired on December 12, 2014 (Note 37.a). The EGM of December 15, 2014, approved the capital reduction in order to fit the value of effectively paid amounts, which goes from R$51,128 to R$49,451, said reduction in the amount of R$1,677, without cancellation of shares, and no refund of any amounts to shareholders, subject to the provisions of applicable law.

(7) On the Extraordinary Shareholders Meeting (ESM) held on December 5, 2014 was approved the capital increase by Sancap amounting R$140,000, through the issue of 7,000,000,000 new common shares, no face value, changing the current capital from R$45,000 to R$185,000. On January 29, 2015, was approved by "Superintendência de Seguros Privados – Susep" the transfer of Ensuring Benefits Fund Portfolio - FGB of Zurich Santander Brasil Seguros e Previdência S.A. for Evidence Previdência S.A. On February 2, 2015, assets and reserves of that Portfolio has been transferred and are now managed by the Evidence. At the EGM held December 23, 2015 approved an increase in share capital by Sancap of R$65,000 and the capital from the current R $ 185,000 to R $ 250,000, through the issuance of 3,653,145,728 new common shares , from 8,938,026,072 shares to 12,591,171,800 ordinary shares, all without par value.

(8) Investment Banco Bonsucesso Consignado acquired on 10 February 2015 and other companies acquired indirectly through the acquisition of Banco Bonsucesso Payroll operation (Note 3.a). Determined result from February 2015.

(9) At the EGM held December 23, 2015 approved an increase in share capital in the amount of R$65,000 and the capital from the current R$135,089 to R$200,089, through the issuance of 1,477,036,526 new ordinary actions, from 11,251,174,951 shares to 12,728,211,477 ordinary shares, the new shares were fully subscribed and paid in local currency by the Banco Santander.

(10) The share capital is R$100 composed of one hundred (100) common shares, without par value.