Form 20-F
period 2016-12-31
Banco Santander (Brasil) S.A.
filed 2017-03-28
CIK 1471055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

 OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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
Banco Santander, S.A.
New York Branch
45 E. 53rd Street
New York, New York 10022
(212) 350-3604
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Units, each composed of 1 common share, no par value, and 1 preferred share, no par value	New York Stock Exchange*
Common Shares, no par value	New York Stock Exchange*
Preferred Shares, no par value	New York Stock Exchange*
American Depositary Shares, each representing one unit (or a right to receive one unit) which is composed of 1 common share, no par value, and 1 preferred share, no par value, of Banco Santander (Brasil) S.A.	New York Stock Exchange
7.375% Tier 1 Subordinated Perpetual Notes	N/A
6.000% Tier 2 Subordinated Notes due 2024	N/A

*	Not for trading purposes, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Number of Shares Outstanding
Common shares	3,850,970,714
Preferred shares	3,712,111,703

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

Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP

☒	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☒

Presentation of Financial and Other Information

General

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

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank (Banco Central do Brasil), or the “Brazilian Central Bank,” as of December 31, 2016, which was R$3.2591 to U.S.$1.00, or on the indicated dates (subject, on any applicable date, to rounding adjustments). We make no representation that the real or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular exchange rate or at all.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Consolidated Financial Statements

We maintain our books and records in reais, our functional currency and the presentation currency for our consolidated financial statements.

This annual report contains our consolidated financial statements as of December 31, 2016, 2015 and 2014, and for the years ended December 31, 2016, 2015 and 2014. Such consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretation Committee (“IFRIC”). Our consolidated financial statements as of December 31, 2016 and for the year ended December 31, 2016 have been audited by PricewaterhouseCoopers Auditores Independentes, or “PwC.” Our consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014 have been audited by Deloitte Touche Tohmatsu Auditores Independentes, or “Deloitte.” PwC and Deloitte are independent registered public accounting firms, whose reports are included herein.

IFRS differs in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). IFRS also differs in certain significant respects from Brazilian GAAP (as defined below). Appendix I to our audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014, included herein, contains information relating to certain differences between IFRS and Brazilian GAAP.

Under Brazilian law, we are required by the Brazilian Central Bank to prepare consolidated financial statements according to IFRS. However, we will also continue to prepare statutory financial statements in accordance with accounting practices established by the Law 6,404, dated December 15, 1976 (“Brazilian Corporate Law”) and standards established by the National Monetary Council (Conselho Monetário Nacional), or “CMN,” the Brazilian Central Bank and document template provided in the Accounting Chart for National Financial System Institutions (Plano Contábil das Instituições do Sistema Financeiro Nacional), and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or “CVM,” to the extent such practices do not conflict with the rules of the Brazilian Central Bank, the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), to the extent approved by the Brazilian Central Bank, the National Council of Private Insurance (Conselho Nacional de Seguros Privados), and the Superintendence of Private Insurance (Superintendência de Seguros Privados), or “SUSEP.” We refer to such Brazilian accounting practices as “Brazilian GAAP.” See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Auditing Requirements.”

Market Share and Other Information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from internal surveys, market research, publicly available information and industry publications. This data is updated to the latest available information, as of the date of this annual report. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian association of savings and mortgage financing entities (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança) or “ABECIP”; the Brazilian association of credit card companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços) or “ABECS”; the Brazilian association of leasing companies (Associação Brasileira de Empresas de Leasing); the national association of financial and capital markets entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) or “ANBIMA”; the Brazilian Central Bank; the Brazilian social and economic development bank (Banco Nacional de Desenvolvimento Econômico e Social) or “BNDES”; the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) or the “IBGE”; the Brazilian bank federation (Federação Brasileira de Bancos), or “FEBRABAN”; the national federation of private retirement and life insurance (Federação Nacional de Previdência Privada e Vida); the Getúlio Vargas Foundation (Fundação Getúlio Vargas) or “FGV”; the Brazilian Central Bank system (Sistema do Banco Central); the SUSEP; and the CVM, among others.

Forward-Looking Statements

This annual report contains estimates and forward-looking statements subject to risks and uncertainties, principally in “Item 3. Key Information—D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company—B. Business Overview.” Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Our estimates and forward-looking statements are based mainly on our current expectations and estimates or projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

·	general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil;

·	exposure to various types of inflation and interest rate risks, and Brazilian government efforts to control inflation and interest rates;

·	exposure to the sovereign debt of Brazil;

·	the effect of interest rate fluctuations on our obligations under employee pension funds;

·	exchange rate volatility;

·	infrastructure and labor force deficiencies in Brazil;

·	economic developments and perception of risk in other countries;

·	increasing competition and consolidation in the Brazilian financial services industry;

·	extensive regulation by the Brazilian government and the Brazilian Central Bank, among others;

·	changes in reserve requirements;

·	changes in taxes or other fiscal assessments;

·	potential losses associated with non-performing loans or non-performance by counterparties to other types of financial instruments;

·	a decrease in the rate of growth of our loan portfolio;

·	potential prepayment of our loan and investment portfolio;

·	potential increase in our cost of funding, in particular with relation to short-term deposits;

·	a default on, or a ratings downgrade of, the sovereign debt of Brazil or of our controlling shareholder;

·	the effectiveness of our credit risk management policies;

·	our ability to adequately manage market and operational risks;

·	potential deterioration in the value of the collateral securing our loan portfolio;

·	our dependence on proper functioning of information technology systems;

·	our ability to protect personal data;

·	our ability to protect our reputation;

·	our ability to detect and prevent money laundering and other illegal activity;

·	our ability to manage the growth of our operations;

·	our ability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; and

·	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in this annual report.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements are intended to be accurate only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. You should therefore not make any investment decision based on these estimates and forward-looking statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

2A. Offer Statistics

Not applicable.

2B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

Financial information for Santander Brasil at and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 has been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. See “Item 18. Financial Statements.” This financial information should be read in conjunction with our audited consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Income Statement Data

	For the year ended December 31,
	2016	2016	2015	2014	2013	2012
	(in millions of U.S.$)(1)	(in millions of R$)
Interest and similar income	23,671	77,146	69,870	58,924	51,217	52,644
Interest expense and similar charges	(14,286)	(46,560)	(38,533)	(31,695)	(22,738)	(21,057)
Net interest income	9,385	30,586	31,337	27,229	28,479	31,587
Income from equity instruments	79	259	143	222	81	94
Income from companies accounted for by the equity method	15	48	116	91	91	73
Fee and commission income	4,157	13,548	11,797	11,368	10,742	9,611
Fee and commission expense	(789)	(2,571)	(2,314)	(2,602)	(2,641)	(2,001)
Gains (losses) on financial assets and liabilities (net)	925	3,016	(20,002)	2,748	(1,146)	(548)
Exchange differences (net)	1,404	4,575	10,084	(3,636)	551	378
Other operating income (expenses)	(192)	(625)	(347)	(470)	(445)	(623)
Total income	14,985	48,837	30,814	34,950	35,712	38,571
Administrative expenses	(4,578)	(14,920)	(14,515)	(13,942)	(13,850)	(13,773)
Depreciation and amortization	(455)	(1,483)	(1,490)	(1,362)	(1,252)	(1,201)
Provisions (net)(2)	(836)	(2,725)	(4,001)	(2,036)	(2,692)	(2,057)

	For the year ended December 31,
	2016	2016	2015	2014	2013	2012
	(in millions of U.S.$)(1)	(in millions of R$)
Impairment losses on financial assets (net)(3)	(4,081)	(13,301)	(13,634)	(11,272)	(14,118)	(16,476)
Impairment losses on other assets (net)	(35)	(114)	(1,221)	4	(345)	(38)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	1	4	781	87	460	501
Gains (losses) on non-current assets held for sale not classified as discontinued operations	27	87	50	15	103	(52)
Operating profit before tax	5,027	16,384	(3,216)	6,443	4,018	5,475
Income taxes	(2,737)	(8,919)	13,050	(736)	(233)	(37)
Net Profit from Continuing Operations	2,290	7,465	9,834	5,708	3,785	5,438
Discontinued Operations(4)	—	—	—	—	2,063	55
Consolidated Profit for the Year	2,290	7,465	9,834	5,708	5,848	5,493

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2016, for reais into U.S. dollars of R$3.2591 to U.S.$1.00.
(2)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits. For further discussion, see notes 23 and 24 to our consolidated financial statements.
(3)	Net provisions to the credit loss allowance less recovery of loans previously written off.
(4)	On December 17, 2013, we concluded the sale of our asset management business, by way of disposal of all of the shares of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. The gains/losses from our disposal of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. are recorded in “Discontinued Operations” pursuant to IFRS 5 – Discontinued Operations.

Earnings and Dividend per Share Information

	For the year ended December 31,
	2016	2015	2014	2013	2012
Basic and Diluted Earnings per 1,000 shares
From continuing and discontinued operations(1)
Basic Earnings per shares (reais)
Common Shares	929.93	1,236.96	709.69	719.89	689.29
Preferred Shares	1,022.92	1,360.66	780.66	791.87	758.22
Diluted Earnings per shares (reais)
Common Shares	929.03	1,235.79	709.40	719.60	688.87
Preferred Shares	1,021.93	1,359.36	780.34	791.56	757.75
Basic Earnings per shares (U.S. dollars) (2)
Common Shares	285.34
Preferred Shares	313.87
Diluted Earnings per shares (U.S. dollars) (2)
Common Shares	285.06
Preferred Shares	313.57
From continuing operations
Basic Earnings per shares (reais)
Common Shares	929.93	1,236.96	709.69	460.35	628.34
Preferred Shares	1,022.92	1,360.66	780.66	506.38	750.57
Diluted Earnings per shares (reais)
Common Shares	929.03	1,235.79	709.40	460.16	681.92
Preferred Shares	1,021.93	1,359.36	780.34	506.18	750.11
Basic Earnings per shares (U.S. dollars) (2)
Common Shares	285.34
Preferred Shares	313.87

	For the year ended December 31,
	2016	2015	2014	2013	2012
Diluted Earnings per shares (U.S. dollars) (2)
Common Shares	285.06
Preferred Shares	313.57
From discontinued operations
Basic Earnings per shares (reais)
Common Shares	—	—	—	259.54	6.95
Preferred Shares	—	—	—	285.49	7.65
Diluted Earnings per shares (reais)
Common Shares	—	—	—	259.43	6.95
Preferred Shares	—	—	—	285.38	7.64
Basic Earnings per shares (U.S. dollars) (2)
Common Shares	—	—	—
Preferred Shares	—	—	—
Diluted Earnings per shares (U.S. dollars) (2)
Common Shares	—	—	—
Preferred Shares	—	—	—
Dividends and interest on capital per 1,000 shares (undiluted)
Common Shares (reais)	666.21	784.90	193.26	305.15	335.73
Preferred Shares (reais)	732.83	863.39	212.59	332.36	369.30
Common Shares (U.S. dollars)(2)	204.42	201.01	72.76	128.98	164.29
Preferred Shares (U.S. dollars)(2)	224.86	221.11	80.03	141.88	180.72
Weighted average share outstanding (in thousands) – basic
Common Shares	3,828,555	3,839,159	3,851,278	3,858,717	3,860,354
Preferred Shares	3,689,696	3,700,299	3,710,746	3,719,858	3,721,493
Weighted average shares outstanding (in thousands) – diluted(3)
Common Shares	3,832,211	3,842,744	3,852,823	3,860,239	3,862,679
Preferred Shares	3,693,352	3,703,884	3,712,291	3,721,380	3,723,817

(1)	Per share amounts reflect the effects of the bonus share issue and reverse share split described under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of our Results of Operations—Bonus Shares and Reverse Share Split (Inplit),” for each period presented.
(2)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2016, for reais into U.S. dollars of R$3.2591 to U.S.$1.00.
(3)	Average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and each of the month-end balances of the 12 subsequent months.

Balance Sheet Data

	As of December 31,
	2016	2016	2015	2014	2013	2012
	(in millions of U.S.$)(1)	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank	33,937	110,605	89,143	55,904	51,714	55,535
Financial assets held for trading	26,042	84,874	50,537	56,014	30,219	31,638
Other financial assets at fair value through profit or loss	525	1,711	2,080	997	1,298	1,228
Available-for-sale financial assets	17,740	57,815	68,265	75,164	46,287	44,149
Held to maturity investments	3,083	10,048	10,098	—	—	—
Loans and receivables	90,838	296,049	306,269	264,608	258,778	226,957
Hedging derivatives	68	223	1,312	213	323	156
Non-current assets held for sale	411	1,338	1,237	930	275	166
Investments in associates and joint ventures	304	990	1,061	1,023	1,064	472
Tax assets	8,822	28,753	34,770	23,020	22,060	21,497
Other assets	1,566	5,104	3,802	5,067	5,085	5,601

	As of December 31,
	2016	2016	2015	2014	2013	2012
	(in millions of U.S.$)(1)	(in millions of R$)
Tangible assets	2,039	6,646	7,006	7,071	6,886	5,938
Intangible assets	9,278	30,237	29,814	30,221	29,064	29,271
Total assets	194,653	634,393	605,395	520,231	453,053	422,608
Average total assets*	185,832	605,646	571,918	478,560	435,286	408,143
Liabilities
Financial liabilities held for trading	15,839	51,620	42,388	19,570	13,554	5,352
Financial liabilities at amortized cost	144,696	471,579	457,282	392,186	329,701	306,976
Deposits from the Brazilian Central Bank and deposits from credit institutions	24,128	78,634	69,451	63,674	34,032	35,074
Customer deposits	75,924	247,445	243,043	220,644	200,156	188,595
Marketable debt securities	30,635	99,843	94,658	70,355	65,301	54,012
Subordinated debts	143	466	8,097	7,294	8,906	11,919
Debt Instruments Eligible to Compose Capital	2,550	8,312	9,959	6,773	—	—
Other financial liabilities	11,316	36,879	32,073	23,446	21,306	17,376
Hedging derivatives	95	311	2,377	894	629	282
Provisions(2)	3,613	11,776	11,410	11,127	10,892	12,775
Tax liabilities	1,870	6,095	5,253	12,423	11,693	13,784
Other liabilities	2,516	8,199	6,850	5,346	4,928	4,303
Total liabilities	168,630	549,581	525,559	441,548	371,397	343,472
Stockholders’ equity	26,214	85,435	83,532	80,105	83,340	79,921
Other Comprehensive Income	(414)	(1,348)	(4,132)	(1,802)	(1,973)	(1,022)
Non-controlling interests	223	726	435	380	289	237
Total Stockholders’ Equity	26,023	84,812	79,835	78,683	81,655	79,136
Total liabilities and stockholders’ equity	194,653	634,393	605,395	520,231	453,053	422,608
Average interest-bearing liabilities*	125,209	408,067	400,008	318,639	287,382	265,328
Average total stockholders’ equity*	25,860	84,283	81,475	78,818	80,916	77,886

*	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2016, for reais into U.S. dollars of R$3.2591 to U.S.$1.00.
(2)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

Selected Consolidated Ratios(*)

	At and for the Year Ended December 31,
	2016	2015	2014	2013	2012
	in (%)
Profitability and performance
Return on average total assets	1.2	1.7	1.2	1.3	1.3
Asset quality
Impaired assets as a percentage of loans and advances to customers (gross)(1)	7.0	7.0	5.6	6.2	7.6
Impaired assets as a percentage of total assets(1)	3.0	3.1	2.7	3.1	3.8
Impairment losses to customer as a percentage of impaired assets(1) (4)	87.0	81.9	95.8	96.1	87.0
Impairment losses to customers as a percentage of loans and advances to customers (gross) (5)	6.1	5.7	5.4	6.0	6.6

	At and for the Year Ended December 31,
	2016	2015	2014	2013	2012
	in (%)
Derecognized assets as a percentage of loans and advances to customers (gross)	4.3	4.4	4.9	6.5	7.2
Impaired assets as a percentage of stockholders’ equity(1)	22.3	23.3	17.8	17.2	20.3
Capital adequacy
Basel capital adequacy ratio(2)	16.3	15.7	17.5	19.2	20.8
Efficiency
Efficiency ratio(3)	30.6	47.1	39.9	38.8	35.7

*	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	Impaired assets include all loans and advances past due by more than 90 days and other doubtful credits. For further information see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets.”
(2)	Basel capital adequacy ratio as measured pursuant to Brazilian Central Bank rules in effect as from December 31, 2014. This ratio is subject to a phased-in implementation schedule established by the Brazilian Central Bank, which is expected to be completed by 2019. The Basel III framework applies to all commercial banks operating in Brazil and covers, among other things, minimum capital requirements, capital buffers, risk-based capital measures, liquidity standards, exposures to central counterparties, as well as the definition of consolidated enterprise level (conglomerado prudencial). Since the enactment of the initial Basel III framework in 2013, the authorities have been implementing additional regulations and some important amendments to the existing framework. For more information see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Capital Adequacy and Leverage – Basel.”
(3)	Efficiency ratio is determined by taking administrative expenses divided by total income.
(4)	In 2016, including the debt instruments accounted for in the loans and receivables, the ratio is 95.2%. For the prior years, the debt instruments amount is not material.
(5)	In 2016, including the debt instruments accounted for in the loans and receivables the ratio is 6.3%. For the prior years, the debt instruments amount is not material.

Selected Consolidated non-GAAP Ratios(*)

	At and for the Year Ended December 31,
	2016	2015	2014	2013	2012
	in (%)
Profitability and performance
Net yield(1)	6.2	6.6	6.9	8.1	9.6
Return on average stockholders’ equity(2)	8.9	12.1	7.3	7.3	7.1
Adjusted return on average stockholders’ equity(2)	13.3	18.5	11.3	10.9	10.8
Average stockholders’ equity as a percentage of average total assets(2)(*)	13.9	14.2	16.4	18.5	19.1
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(2)(*)	9.7	9.8	11.3	13.1	13.3
Asset quality
Impaired assets as a percentage of credit risk exposure (3)	6.3	6.0	4.8	5.4	6.7
Impaired assets as a percentage of stockholders’ equity excluding goodwill(2)(3)	33.5	36.1	27.5	25.9	30.9
Liquidity
Loans and advances to customers, net as a percentage of total funding(4)	58.0	59.3	63.9	69.0	67.9
Efficiency
Adjusted efficiency ratio(5)	34.9	34.8	38.1	36.4	34.4

(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	“Net yield” is defined as net interest income (including dividends on equity securities) divided by average interest earning assets. The ratio is disclosed in the table of non-GAAP financial measures presented immediately after these notes.

(2)	“Adjusted return on average stockholders’ equity,” “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” and “Impaired assets as a percentage of stockholders’ equity excluding goodwill” are non-GAAP financial measures which adjust “Return on average stockholders’ equity,” “Average stockholders’ equity as a percentage of average total assets” and “Impaired assets as a percentage of stockholders’ equity,” to exclude the goodwill arising from the acquisition of Banco Real in 2008, Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“GetNet”) and Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”), both in 2014, Banco Olé Bonsucesso Consignado S.A. (current name of Banco Bonsucesso Consignado S.A.) in 2015, and BW Guirapá I S.A. in 2016. Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding the substantial impact of the R$27 billion goodwill arising from the acquisition of Banco Real during the year ended December 31, 2008, the R$1.1 billion goodwill arising from the acquisition of GetNet and Super both during 2014, the acquisition of an interest in Banco Bonsucesso Consignado S.A. (currently known as Banco Olé Bonsucesso Consignado S.A.) in 2015 and the significance of other factors affecting stockholders’ equity and the related ratios. Accordingly, we believe that the non-GAAP financial measures presented are useful to investors. The limitation associated with the exclusion of goodwill from stockholders’ equity is that it has the effect of excluding a portion of the total investment in our assets. We compensate for this limitation by also considering stockholders’ equity including goodwill.
(3)	Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and documentary credits. We include off-balance sheet information in this measure to better demonstrate our total managed credit risk. The reconciliation of the measure to the most comparable IFRS measure is disclosed in the table of non-GAAP financial measures presented immediately after these notes.
(4)	Total funding is the sum of financial liabilities at amortized cost, excluding other financial liabilities. For a breakdown of the components of total funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Funding.”
(5)	Adjusted efficiency ratio excludes the effect of the hedge for investments held abroad. This exclusion affects the income tax, gains (losses) on financial assets and liabilities and exchange rate differences line items but does not affect the “Net profit from continuing operations” line item because the adjustment to gains (losses) on financial assets and liabilities and exchange rate difference is offset by the adjustment to income tax. Our management believes that the adjusted efficiency ratio provides a more consistent framework for evaluating and conducting business, as a result of excluding from our revenues the effect of the volatility caused by possible gains and losses on our hedging strategies for tax purposes. For more details, see the table below.

	For the year ended December 31,
	2016	2015	2014	2013	2012
	(in millions of R$, except percentages)
Effects of the hedge for investments held abroad	(6,140)	10,919	1,668	2,367	1,437
Efficiency ratio	30.6%	47.1%	39.9%	38.8%	35.7%
Adjusted efficiency ratio	34.9%	34.8%	38.1%	36.4%	34.4%

The information in the table below presents the calculation of specified non-GAAP financial measures from each of their most directly comparable IFRS financial measures. Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding the substantial impact of the R$1.1 billion goodwill arising from the acquisition of GetNet and Super both during 2014, the acquisition of Banco Bonsucesso S.A. in 2015 and the significance of other factors affecting stockholders’ equity and the related ratios. See “Item 4. Information on the Company—4A. History and Development of the Company—Important Events.” The limitation associated with the exclusion of goodwill from stockholders’ equity is that it has the effect of excluding a portion of the total investment in our assets. We compensate for this limitation by also considering stockholders’ equity including goodwill, as set forth in the above tables. Accordingly, while we believe that the non-GAAP financial measures presented are useful to investors and support their analysis, the non-GAAP financial measures have important limitations as analytical tools, and investors should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP measures including under IFRS.

Reconciliation of Non-GAAP Ratios to Their Most Directly Comparable IFRS Financial Measures

	At and for the year ended December 31,
	2016	2015	2014	2013	2012
	(in millions of R$, except as otherwise indicated)
Return on average stockholders’ equity:
Consolidated profit for the year	7,465	9,834	5,708	5,848	5,493
Average stockholders’ equity (*)	84,283	81,475	78,818	80,916	77,886
Return on average stockholders’ equity (*)	8.9%	12.1%	7.3%	7.3%	7.1%
Adjusted return on average stockholders’ equity(*):
Consolidated profit for the year	7,465	9,834	5,708	5,848	5,493
Average stockholders’ equity(*)	84,283	81,475	78,818	80,916	77,886
Average goodwill(*)	28,343	28,376	27,747	27,218	27,218
Average stockholders’ equity excluding goodwill(*)	55,940	53,130	51,071	53,698	50,668
Adjusted return on average stockholders’ equity(*)	13.3%	18.5%	11.3%	10.9%	10.8%
Average stockholders’ equity as a percentage of average total assets(*):
Average stockholders’ equity(*)	84,283	81,475	78,818	80,916	77,886
Average total assets(*)	605,646	571,860	478,560	435,283	408,143
Average stockholders’ equity as a percentage of average total assets(*)	13.9%	14.2%	16.5%	18.5%	19.1%
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*):
Average stockholders’ equity(*)	84,283	81,475	78,818	80,916	77,886
Average goodwill(*)	28,343	28,376	27,747	27,218	27,218
Average stockholders’ equity excluding goodwill(*)	55,940	53,130	51,071	53,698	50,668
Average total assets(*)	605,646	571,860	478,560	435,283	408,143
Average goodwill(*)	28,343	28,376	27,747	27,218	27,218
Average total assets excluding goodwill(*)	577,303	543,515	450,813	408,065	380,925
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*)	9.7%	9.8%	11.3%	13.1%	13.3%
Impaired assets as a percentage of stockholders’ equity:
Impaired assets	18,887	18,599	14,011	14,022	16,057
Stockholders’ equity	84,813	79,835	78,683	81,655	79,136
Impaired assets as a percentage of stockholders’ equity	22.3%	23.3%	17.8%	17.2%	20.3%
Impaired assets as a percentage of stockholders’ equity excluding goodwill:
Impaired assets	18,887	18,599	14,011	14,022	16,057
Stockholders’ equity	84,813	79,835	78,683	81,655	79,136
Goodwill	28,355	28,333	28,271	27,218	27,218
Stockholders’ equity excluding goodwill	56,458	51,502	50,412	54,437	51,918
Impaired assets as a percentage of stockholders’ equity excluding goodwill	33.5%	36.1%	27.8%	25.9%	30.9%
Impaired assets as a percentage of loans and receivables:
Loans and advances to customers, gross	268,438	267,266	249,110	226,206	210,740
Impaired assets	18,887	18,599	14,011	14,022	16,057
Impaired assets as a percentage of loans and receivables	7.0%	7.0%	5.6%	6.2%	7.6%

	At and for the year ended December 31,
	2016	2015	2014	2013	2012
	(in millions of R$, except as otherwise indicated)
Impaired assets as a percentage of credit risk exposure:
Loans and advances to customers, gross	268,438	267,266	249,110	226,206	210,740
Guarantees	33,265	43,611	39,334	31,150	28,571
Credit risk exposure	301,703	310,877	288,445	257,357	239,312
Impaired assets	18,887	18,599	14,011	14,022	16,057
Impaired assets as a percentage of credit risk exposure	6.3%	6.0%	4.9%	5.4%	6.7%
Loans and advances to customers, net as a percentage of total funding:
Loans and advances to customers, gross	268,438	267,266	249,110	226,206	210,740
Impairment losses(1)	16,435	15,233	13.421	13,472	13,966
Total Funding(2)	434,700	425,209	368,741	308,395	289,600
Loans and advances to customers, net as a percentage of total funding(2)	58.0%	59.3%	63.9%	69.0%	67.9%

(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1) Provision for impairment losses of loans and advances to customers

(2) Total funding is the sum of financial liabilities at amortized cost, excluding the other financial liabilities.

The table below presents the reconciliation of our adjusted efficiency ratio to the most directly comparable GAAP financial measures for each of the periods presented.

	At and for the year ended December 31,
	2016	2015	2014	2013	2012
	(in millions of R$, except as otherwise indicated)
Efficiency ratio
Administrative expenses	14,920	14,515	13,942	13,850	13,773
Total income	48,837	30,814	34,950	35,712	38,570
of which:
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	7,591	(9,918)	(888)	(595)	(170)
Efficiency ratio	30.6%	47.1%	39.9%	38.8%	35.7%
Total Income	48,837	30,814	34,950	35,712	38,570
Effects of the hedge for investments held abroad	(6,140)	10,919	1,668	2,367	1,437
Total income excluding effects of the hedge for investments held abroad	42,697	41,733	36,735	38,079	40,007
Administrative expenses	14,920	14,515	13,942	13,850	13,773
Efficiency ratio adjusted for effects of the hedge for investments held abroad	34.9%	34.8%	38.1%	36.4%	34.4%

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the real declined against the U.S. dollar. Between 2004 and 2008, the real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. Given the recent turmoil in international markets and the current Brazilian macroeconomic outlook, the real depreciated against the U.S. dollar from mid-2011 to early 2016. Beginning in early 2016 through the end of 2016, the real appreciated against the U.S. dollar, primarily as a result of Brazil’s changing political conditions. In 2017 to the date of this annual report, the real has continued to appreciate against the U.S. dollar due to optimism about economic recovery in Brazil and the improved political climate. In the past, the Brazilian Central Bank has intervened occasionally to control high volatility in the foreign exchange rates. We cannot predict whether the

Brazilian Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. In the future, the real may fluctuate substantially against the U.S. dollar.

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are compelling reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. Any such restrictions on remittances of foreign capital abroad may limit our ability to make distributions to holders of our ADRs. We cannot assure you that such measures will not be taken by the Brazilian government in the future. Exchange rate fluctuations will affect the U.S. dollar equivalent of the price of our shares in reais on the BM&FBOVESPA as well as the U.S. dollar equivalent of any distributions we make with respect to our shares, which will be made exclusively in reais. Exchange rate fluctuations may also adversely affect our financial condition. For further information on these risks, see “—D. Risk Factors—Risks Relating to Brazil and Macroeconomic Conditions in Brazil and Globally—Exchange rate volatility may have a material adverse effect on the Brazilian economy and on our business.”

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated:

	Period-end	Average(1)	Low	High
	(per U.S. dollar)
Year:
2012	2.04	1.96	1.70	2.11
2013	2.34	2.16	1.95	2.45
2014	2.66	2.36	2.19	2.74
2015	3.90	3.34	2.57	4.19
2016	3.26	3.48	3.12	4.16
Month Ended:
September 2016	3.25	3.26	3.19	3.33
October 2016	3.18	3.19	3.12	3.24
November 2016	3.40	3.34	3.20	3.44
December 2016	3.26	3.35	3.26	3.47
January 2017	3.13	3.20	3.13	3.27
February 2017	3.10	3.11	3.05	3.15
March 2017 (through March 24)	3.13	3.13	3.08	3.17

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates at the close of each business day during the period.

Our parent company, Santander Spain, reports its financial condition and results of operations in euros. As of December 31, 2016, the exchange rate for euro to real was R$3.4384 per €1.00.

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

We and the trading price of our securities may be adversely affected by changes in policy, laws, or regulations at the federal, state and municipal levels involving or affecting factors such as:

·	interest rates;

·	currency volatility;

·	inflation;

·	reserve requirements;

·	capital requirements;

·	liquidity of capital and lending markets;

·	non-performing loans;

·	tax policies;

·	the regulatory framework governing our industry;

·	exchange rate controls and restrictions on remittances abroad; and

·	other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation creates instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets, which may have an adverse effect on us and our securities. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our securities. The overall trend of the Brazilian political and economic arenas may also affect the business of the Brazilian financial industry.

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

Political instability in Brazil may adversely affect Brazil’s economy and investment levels, and have a material adverse effect on us.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, and have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Weak macroeconomic conditions in Brazil are expected to continue in 2017. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

In August 2016, the Brazil’s senate approved the removal of Brazil’s then-President from office, after completion of the legal and administrative process for impeachment, for infringing budgetary laws. The former Vice-President, who assumed the interim presidency of Brazil since the former President’s suspension in May, was sworn in by the senate to serve out the remainder of the presidential term until 2018. In addition, there is an ongoing proceeding before the Brazilian Higher Electoral Court (Tribunal Superior Eleitoral) against the electoral alliance between the former President and the current one (former Vice-President) in connection with the 2014 elections, which may affect the office of the current President. We cannot predict which policies the current President may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us.

For the last few years, political demonstrations in Brazil have also affected the development of the Brazilian economy and investors’ perception about Brazil. For example, street protests, which started in mid-2013 and continued through 2016, demonstrated the public’s dissatisfaction with the worsening Brazilian economic condition (including an increase in inflation and fuel prices as well as rising unemployment), the perception of widespread corruption, as well as the potential for severe water and electricity rationing following a decrease in rainfall and water reservoir levels throughout Brazil in early 2016. Additionally, the “Lava Jato” corruption investigations involving certain oil and gas, energy, construction and infrastructure companies, as well as public agents and politicians, have raised investors’ risk aversion with regard to Brazil.

Furthermore, the Brazilian economy has experienced a sharp downturn in recent years due, in part, to the economic and monetary policies of the Brazilian government and the global drop in commodities prices. Uncertainty over whether the acting Brazilian government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities issued abroad by Brazilian companies.

Continuing political instability in Brazil could also materially adversely affect us.

Ongoing investigations relating to corruption and diversion of public funds that are being conducted by the Brazilian federal police as well as other Brazilian and non-Brazilian regulators and law enforcement officials may adversely affect the growth of the Brazilian economy and could have a material adverse effect on us.

Certain Brazilian companies active in the oil and gas, energy, construction and infrastructure sectors are facing investigations by the CVM, the U.S. Securities and Exchange Commission (the “SEC”), the U.S. Department of Justice, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, the Comptroller General of Brazil and other relevant governmental authorities, in connection with corruption allegations (the so called “Lava Jato” investigations). The Brazilian federal police is also investigating allegations of improper payments made by Brazilian companies to officials of the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or CARF, a tax appeals tribunal (the so-called “Operação Zelotes”). It is alleged that the purpose of such improper payments was to induce those officials to reduce or waive certain tax-related penalties imposed by the Brazilian federal revenue authority, which were under appeal in the CARF.

Depending on the duration and outcome of such investigations, the companies involved may face a reduction in their revenues, downgrades from rating agencies or funding restrictions, among other negative effects. Given the significance of the companies cited in these investigations in the Brazilian economy, the investigations and their fallout have had an adverse effect on Brazil’s economic growth prospects in the near short to medium term.

Furthermore, the negative effects on such companies and others may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth or contraction in the near to medium term (according to data from the IBGE, the Brazilian economy’s gross domestic product (“GDP”) contracted by 3.8% in 2015 and 3.6% in 2016). In addition, we have credit exposure to certain of the companies involved in the “Lava Jato” and other governmental, regulatory and private investigations. To the extent that the repayment ability of these companies is hampered by any fines and/or other sanctions that may be imposed upon them or reputational or commercial damage as a result of the “Lava Jato” investigations, we may also be materially adversely affected.

As a result of the allegations under the “Lava Jato” investigations and the economic downturn, Brazil was downgraded to non-investment grade status by S&P in September 2015, by Fitch Ratings in December 2015, by Moody’s in February 2016 and downgraded again by Fitch in May 2016. Various major Brazilian companies were also downgraded. Such downgrades have further worsened the conditions of the Brazilian economy and the condition of Brazilian companies, especially those relying on foreign investments over 2016 and 2017. More recently, the “Lava Jato” investigations have also reached members of the executive and legislative branches of the Brazilian government, which has caused considerable political instability, and as a result, persistently poor economic conditions in Brazil could have a material adverse effect on us. It is difficult to predict the effects of such political instability.

Government efforts to control inflation and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. Since the establishment of the Plano Real (a set of measures designed to stabilize the Brazilian economy) in 1994 and until 2015, Brazil’s annual consumer price inflation levels were below 10%. However, in 2015, consumer price inflation increased above 10%, to 10.7%, while in 2016 consumer price inflation reached 6.3%. The Brazilian government’s measures to fight inflation, principally through the Brazilian Central Bank, have had and may in the future have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates and high compulsory reserve requirements may restrict Brazil’s growth and the availability of credit, reduce our loan volumes and increase our loan loss provisions. Conversely, less strict government and Brazilian Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our spreads.

In March 2010, due to a favorable macroeconomic environment, inflation stability and following a monetary easing cycle initiated by the Brazilian Central Bank, the SELIC rate (the acronym for “Special Settlement and Custody System” in Portuguese – the benchmark interest rate payable to holders of certain Brazilian government securities, based on the Brazilian Central Bank’s overnight rate) reached a then historical low of 8.65% since the implementation of the Plano Real. In October 2012, the SELIC rate reached an annual rate of 7.14%, its lowest level ever, as a result of a monetary easing policy to mitigate the spillover effects of the then ongoing international financial crisis (particularly in Europe). In 2013, the Brazilian Central Bank began a monetary tightening cycle due to rising inflation, the depreciation of the real, and a perceived recovery of certain economic activity. The SELIC rate was increased by 275 basis points, reaching 9.90% in November 2013, the last monetary policy committee meeting of the year. The upward trend continued and in December 2014, the SELIC rate reached 11.65%. In March 2015, the SELIC rate was increased to 12.65%, due to continuing inflation pressures and was further increased to 13.15% in April 2015, to 13.65% in June, and to 14.15% in July 2015. In December 2016, the SELIC rate was lowered to 13.65%, and in January 2017 the SELIC rate was further lowered to 12.90%, and to 12.25% in February 2017, where it currently remains.

The majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. We estimate that in 2016, a 1.0% increase or decrease in the base interest rate would have resulted in a decrease or increase, respectively, in our net interest income of R$385 million. Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs and increasing in the short run the risk of default by our customers.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, generally the consumer price index (Índice de Preços ao Consumidor – Amplo), or “IPCA,” and the general index of market prices (Índice Geral de Preços-Mercado), or “IGP-M.” For example, considering the amounts in 2016, each additional percentage point change in inflation, would impact our personnel and other administrative expenses by approximately R$78 million and R$67 million, respectively.

Despite the Brazilian Central Bank’s repeated increases of the SELIC rate during the period from 2013 to 2016, inflation has continued to increase until recently, reaching 6.3% for the twelve-month period ending December 31, 2016, and decreasing to 4.8% for the twelve-month period ending February 28, 2017.

Inflation, government measures to curb inflation and speculation related to possible measures regarding inflation may significantly contribute to uncertainty regarding the Brazilian economy and weaken investors’ confidence in Brazil. Future Brazilian governmental actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation and adversely affect the performance of the Brazilian economy as a whole. Any of the aforementioned developments may adversely affect our asset quality. Furthermore, Brazil’s high rate of inflation, compounded by high and increasing interest rates, declining consumer spending and increasing unemployment, may have a material adverse impact on the Brazilian economy as a whole, as well as on us.

Exposure to Brazilian federal government debt could have a material adverse effect on us.

We invest in Brazilian government sovereign bonds. As of December 31, 2016, approximately 19.4% of our total assets, and 85.5% of our securities portfolio, was comprised of debt securities issued by the Brazilian government. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

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

Changes in the present value of our obligations under our legacy defined benefit pension plans could cause us to have to increase contributions to reduce or satisfy the deficits, which would divert resources from use in other areas of our business. Any such increase may be due to factors over which we have no or limited control. Increases in our pension liabilities and obligations could have a material adverse effect on our business, financial condition and results of operations.

Decreases in interest rates can increase the present value of obligations under our legacy defined benefit pension plans, such as occurred during the year of 2012, when the SELIC rate decreased to a historic low of 7.14% p.a., and may materially and adversely affect the funded status of our legacy defined benefit plans and require us to make additional contributions to these plans to meet our pension funding obligations.

Exchange rate volatility may have a material adverse effect on the Brazilian economy and on us.

The Brazilian currency has, during past decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2011, due to the ongoing international financial crisis (particularly in Europe) the exchange rate reached R$1.88 per U.S.$1.00 as of December 31, 2011. From 2012 to 2014, the real continued to depreciate due to a decrease in commodities prices and a recovery of the U.S. economy, reaching R$2.04 per U.S.$1.00 on December 31, 2012, R$2.34 per U.S.$1.00 on December 31, 2013 and R$2.65 per U.S.$1.00 on December 31, 2014.

However, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real devalued at a much higher rate than in previous years. On September 24, 2015, the real fell to the lowest level since the introduction of the currency, at R$4.195 per U.S. $1.00. Overall in 2015, the real depreciated 47%, reaching R$3.905 per U.S. $1.00 on December 31, 2015. In 2016, the real faced continuing fluctuations, primarily as a result of Brazil’s political instability, but had appreciated 17.0% year-over-year against the U.S. dollar as of December 31, 2016 to R$3.26 per U.S. $1.00. On March 24, 2017, the exchange rate was R$3.13 per U.S.$1.00. There can be no assurance that the real will not substantially depreciate or appreciate further against the U.S. dollar.

In the year ended December 31, 2016, a variation of 1.0% in the exchange rate of reais to U.S. dollars would have resulted in a variation of income on our net foreign exchange position denominated in U.S. dollars of R$0.6 million.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 2.7% in 2013 but decreasing to 0.1% in 2014, a contraction of 3.8% in 2015 and a contraction of 3.6% in 2016. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us.

Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries (including Spain, where Santander Spain, our controlling shareholder, is based) and in other Latin American and emerging market countries. Although economic conditions in Europe and in the United States may differ significantly from economic conditions in Brazil; investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. In particular, investor perceptions of the risks associated with our securities may be affected by perception of risk conditions in Spain. Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

In the years of 2014, 2015 and 2016, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, and the uncertainties regarding Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities.

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

Disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil, which could have a material adverse effect on us.

Risks Relating to the Brazilian Financial Services Industry and our Business

The strong competitive environment in the Brazilian financial services market may adversely affect us, including our business prospects.

The Brazilian financial markets, including the banking, insurance and asset management sectors, are highly competitive. We face significant competition in all of our main areas of operation from other Brazilian and international banks, as well as state-owned institutions. In recent years, the competition has increased in the banking and insurance sectors.

Non-traditional providers of banking services, such as Internet based e-commerce providers, mobile telephone companies and internet search engines may offer and/or increase their offerings of financial products and services directly to customers. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets which would in turn have an adverse effect on us.

The rise in the use of internet and mobile banking platforms by financial services customers in recent years could negatively impact our investments in traditional bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in the demand for financial services towards internet and mobile banking may require changes to our retail distribution strategy. Our failure to swiftly and effectively implement such changes could have an adverse effect on our competitive position.

Increasing competition could also require that we increase our rates offered on deposits or lower the rates we charge on loans, which could also have a material adverse effect on us, including our profitability. It may also negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

In addition, if our customer service levels were perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on us.

We are subject to substantial regulation and regulatory and governmental oversight which could adversely affect us.

The Brazilian financial markets are subject to extensive and continuous regulatory control by the Brazilian government, principally by the Brazilian Central Bank, the CVM and CMN, which, in each case, materially affects our business. We have no control over the issuance of new regulations that may affect our operations, including in respect of:

·	minimum capital requirements;

·	reserve and compulsory deposit requirements;

·	limits on investments in fixed assets;

·	lending limits and other credit restrictions, including compulsory allocations;

·	limits and other restrictions on fees;

·	limits on the amount of interest banks can charge or the period for capitalizing interest; and

·	accounting and statistical requirements.

The regulation governing Brazilian financial institutions is continuously evolving, and the Brazilian Central Bank has reacted actively and extensively to developments in our industry.

Changes in regulations in Brazil and international markets may expose us to increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services. Brazilian regulators are constantly updating prudential standards in accordance with the recommendations of the Basel Committee on Banking Supervision, in particular with respect to capital and liquidity, which could impose additional significant regulatory burdens on us. For example, future liquidity standards could require us to maintain a greater proportion of our assets in highly-liquid but lower-yielding financial instruments, which would negatively affect our net interest margin. There can be no assurance that future changes in regulations or in their interpretation or application will not have a material adverse effect on us.

As some of the banking laws and regulations have been recently issued or become effective, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in Brazil, we may face higher compliance costs. The measures of the Brazilian Central Bank and the amendment of existing laws and regulations, or the adoption of new laws or regulations could adversely affect our ability to provide loans, make investments or render certain financial services. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations. Furthermore, regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the regulatory mechanisms available to the regulators, have been increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to a crisis, and these may especially affect financial institutions such as us that may be deemed to be systemically important. In addition, the volume, granularity, frequency and scale of regulatory and other reporting requirements necessitate a clear data strategy to enable consistent data aggregation, reporting and management. Inadequate management information systems or processes, including those relating to risk data aggregation and risk reporting, could lead to a failure to meet regulatory reporting requirements or other internal or external information demands and we may face supervisory measures as a result.

We may also be subject to potential impacts relating to regulatory changes affecting our controlling shareholder, Santander Spain, due to continued significant financial regulatory reform in jurisdictions outside of Brazil that directly or indirectly affect Santander Spain’s businesses, including Spain, the European Union, the United States, and other jurisdictions. Changes to current legislation and their implementation through regulation (including additional capital, leverage, funding, liquidity and tax requirements), policies (including fiscal and monetary policies established by central banks and financial regulators, and changes to global trade policies), and other legal and regulatory actions may impose additional regulatory burdens on Santander Group, including Santander Brasil, in these jurisdictions. In the European Union, these reforms could include changes relating to capital requirements, liquidity and funding or implemented as a result of the unification of the European banking system under a European Banking Union. In the United States, these reforms could result from current, pending, and future legislation, including the continued implementation of or changes to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—U.S. Banking Regulation.” We cannot predict the final outcome of any financial regulatory reform in the European Banking Union, the United States or elsewhere and we cannot yet determine their effects on Santander Spain and, consequently, their effects on us, but regulatory changes may result in additional costs for us.

Increases in reserve, compulsory deposit and minimum capital requirements may have a material adverse effect on us.

The Brazilian Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Brazilian Central Bank, as well as determined compulsory allocation requirements to finance government programs. The Brazilian Central Bank may increase the reserve and compulsory deposit or allocation requirements in the future or impose new requirements. Increases in reserve and compulsory deposit or allocation requirements reduce our liquidity to fund our loan portfolio and other investments and, as a result, may have a material adverse effect on us.

Compulsory deposits and allocations generally do not yield the same return as other investments and deposits because a portion of compulsory deposits and allocations:

·	do not bear interest;

·	must be held in Brazilian federal government securities; and

·	must be used to finance government programs, including a federal housing program and rural sector subsidies.

In 2013, 2014, 2015, 2016, and early 2017 the CMN and Brazilian Central Bank published several rules to implement Basel III in Brazil. This new set of regulations covers the revised definition of capital, capital requirements, capital buffers, credit valuation adjustments, exposures to central counterparties, leverage and liquidity coverage ratios, and treatment of systemically important financial institutions. No assurance can be given that the Basel III rules will be adopted, enforced or interpreted in a manner that will not have an adverse effect on us. Furthermore, in January 2017, the CMN issued a new rule by means of which the Brazilian Central Bank established the terms for segmentation for financial institutions, financial institution groups, and other institutions authorized to operate by the Brazilian Central Bank for proportional application of the prudential regulation, considering the size, international activity and risk profile of members of each segment. By February 2017, the Brazilian Central Bank published the initial categorization of financial institutions in the different segments according to the terms set forth in the new resolution.

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

We are required to comply with applicable anti-money laundering (“AML”), anti-terrorism, anti-corruption, sanctions and other laws and regulations applicable to us. These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically-exposed person screening) and keep our customer, account and transaction information up to date. We have implemented effective financial crime policies and procedures detailing what is required from those responsible. We are also required to conduct AML training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by the Special Incidents area.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-corruption and sanctions laws and regulations are increasingly complex and detailed and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel.

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. These require implementation and embedding within our business effective controls and monitoring, which in turn requires on-going changes to systems and operational activities. Financial crime is continually evolving and, as noted, is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti-financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight, there remains a risk of regulatory breach.

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

The reputational damage to our business and global brand would be severe if we were found to have breached AML, anti-corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers’ data or bank products and services from being accessed or used for illegal or improper purposes.

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, to a large degree we rely upon our relevant counterparties to maintain and properly apply their own appropriate compliance measures, procedures, and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (or our relevant counterparties’) knowledge. If we are associated with, or even accused of having breached AML, anti-terrorism, or sanctions requirements our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to “black lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

We are exposed to risk of loss from legal and regulatory proceedings.

We face risk of loss from legal and regulatory proceedings, including tax proceedings, that could subject us to monetary judgments, regulatory proceedings, fines and penalties. The current regulatory and tax enforcement environment in Brazil reflects an increased supervisory focus on enforcement, combined with uncertainty about the evolution of the regulatory regime, and may lead to material operational and compliance costs.

We are from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending activities, relationships with our employees, economic plans and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. The amount of our reserves in respect of these matters is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period.

We are subject to review by taxing authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.

The preparation of our tax returns requires the use of estimates and interpretations of complex tax laws and regulations and is subject to review by taxing authorities. We are subject to the income tax laws of Brazil. These tax laws are complex and subject to different interpretations by the taxpayer and relevant governmental taxing authorities, leading to disputes which are sometimes subject to prolonged evaluation periods until a final resolution is reached. In establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax laws. If the judgment, estimates and assumptions we use in preparing our tax returns are subsequently found to be incorrect, there could be a material adverse effect on us. In some jurisdictions, the interpretations of the taxing authorities are unpredictable and frequently involve litigation, which introduces further uncertainty and risk as to tax expense.

Changes in taxes and other fiscal assessments may adversely affect us.

The Brazilian government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of applicable taxes and, occasionally, enactment of temporary levies, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms cannot be quantified and there can be no assurance that any such reforms would not have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing credit portfolio.

Changes in tax policy, including the creation of new taxes, may occur with relative frequency and such changes could have an adverse effect on our financial position or operating results. For example, in 2011, the Brazilian government established the Tax on Financial Transactions (the “IOF Tax”). It applied at a rate of 1.0% per day on the notional value of increased foreign exchange exposure, but has currently reduced to zero with respect to foreign exchange. The IOF Tax rates applicable to local loans to individuals and legal entities have been frequently adjusted (both increases and decreases) in recent years. The currently applicable IOF Tax rates applicable to local loans are approximately 1.5% for legal entities and 3.0% for individuals, but could change in the future. We cannot estimate the impact that a change in tax laws or tax policy could have on our operations. For example, the IOF Tax is a tool used by the Brazilian government to regulate economic activity, which does not directly impact our results of operations, though changes in the IOF Tax can impact our business volumes generally.

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

Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. We would also be required to amortize net premiums or commissions into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.

The credit quality of our loan portfolio may deteriorate and our loan losses reserves could be insufficient to cover our actual loan losses, which could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our business. Non-performing or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future whose credit quality turns out to be worse than we anticipated, or other factors, including factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Brazil and globally. If we were unable to control the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

Our provisions for impairment losses are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. Because many of these factors are beyond our control and there is no precise method for predicting loan and credit losses, we cannot assure you that our current or future provisions for impairment losses will be sufficient to cover actual losses. If our assessment of and expectations concerning the abovementioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our provisions for impairment losses, which may adversely affect us. If we were unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

The rate of growth of our loan portfolio has decreased from its historical average and economic uncertainty may lead to a contraction in our loan portfolio.

The rate of growth of our loan portfolio has decreased from its historical average and there can be no assurance that it will return to its previous levels. The recent slow growth rate of the Brazilian economy experienced in 2012 2014 and recession in 2015 and 2016, a slowdown in the growth of customer demand, an increase in market competition, changes in governmental regulation and an increase of the SELIC rate have adversely affected the rate of growth of our loan portfolio, which increased by a small amount in 2016 and our risk index and, consequently, increased our required allowances for impairment losses. Ongoing economic uncertainty could adversely affect liquidity, businesses and financial condition of our customers, as well as lead to a general decline in consumer spending, a rise in unemployment and an increase in household indebtedness. All this could lead to a decrease in demand for borrowings in general, which could have a material adverse effect on our business.

Liquidity and funding risks are inherent in our business and since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues and our liquidity levels.

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. Continued constraints in the supply of liquidity, including in inter-bank lending, has affected and may materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements, as well as limit growth possibilities.

Increases in prevailing market interest rates and in our credit spreads can significantly increase the cost of our funding. Changes in our credit spreads may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

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

We rely, and will continue to rely, primarily on commercial deposits as our main source of funding. As of December 31, 2016, 77.0% of our customer deposits had remaining maturities of one year or less, or were payable on demand, while 48.7% of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition between banks or with other products, such as mutual funds, for deposits. Any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on economically appropriate and reasonable terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

If current facilities were rapidly removed or significantly reduced, this could have a material adverse effect on our ability to access liquidity and on our funding costs.

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

Our cost of funding is affected by our credit ratings and any risks may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in Brazil’s, our controlling shareholder’s, or our credit rating, would likely increase our cost of funding, requiring us to post additional collateral under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength, conditions that generally affect the financial services industry and the economic environment in which we operate. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Brazilian sovereign debt and the rating of our controlling shareholders. If Brazil’s sovereign debt or the debt of our controlling shareholder is downgraded, our credit rating would also likely be downgraded similarly.

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

While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of our long-term credit rating precipitates downgrades to our short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could be higher or lower than any hypothetical examples, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, a credit rating downgrade could still have a material adverse effect on us.

In 2013, Spain’s sovereign credit rating outlook was revised to stable from negative by the three major risk rating agencies (S&P on November 29, Fitch on November 1 and Moody’s on December 4). Subsequently, Moody’s upgraded Spain’s sovereign rating to Baa2 from Baa3 with a positive outlook on February 21, 2014. Fitch Ratings upgraded Spain’s sovereign rating to BBB+ from BBB with a stable outlook on April 25, 2014. S&P upgraded Spain’s sovereign rating to BBB+ from BBB with a stable outlook on October 2, 2015. In February 2016, Moody’s revised Spain’s sovereign outlook to stable from positive. Santander Spain’s long-term debt is currently rated investment grade by the major rating agencies, such credit ratings currently being: A3 with a stable outlook by Moody’s and A- with a stable outlook by Fitch Ratings. In February 2017, S&P upgraded Santander Spain’s outlook to positive. Santander Spain is rated at least one notch above Spain’s sovereign rating by each of S&P, Fitch and Moody’s.

S&P lowered Brazil’s credit rating in September 2015 from BBB- to BB+ (a non-investment grade rating), and then again in mid-February 2016 from BB+ to BB with a negative outlook, mainly due to the continuing weak economic conditions of Brazil, political instability, the ongoing “Lava Jato” investigations and uncertainty as to whether the Brazilian government will enact reforms in the 2016 federal budget to improve the country’s fiscal accounts and economic situation. Fitch Ratings also lowered Brazil’s credit rating in December 2015 from BBB to BB+ (a non-investment grade rating), and then again in May 2016 from BB+ to BB, citing Brazil’s worsening economic outlook and growing political crisis as reasons for downgrading the country. Moody’s lowered Brazil’s credit rating from Baa2 to Baa3 (which was still an investment grade rating) in August 2015 and then to Ba2 (a non-investment grade rating) with a negative outlook in February 2016. Brazil’s sovereign rating is currently rated by the three major risk rating agencies as follows: BB with a negative outlook by S&P, BB by Fitch Ratings. In March 2017, Moody’s upgraded Brazil’s credit rating from Ba2 negative to Ba2 stable outlook. Any further downgrade in Brazil’s sovereign rating would likely increase our funding costs and adversely affect us, including our asset quality.

As a result of the lowering of Brazil’s sovereign credit rating, our long-term foreign currency credit rating was lowered during the course of 2015 and in early 2016: on August 12, 2015, Moody’s lowered our credit rating from Baa2 to Baa3, lowering it again on February 24, 2016 to Ba2 and on September 10, 2015, S&P lowered our credit rating from BBB- to BB+ (a non-investment grade rating), lowering it again on February 17, 2016 to BB. Our foreign long-term bank deposits are currently rated BB with a negative outlook by S&P and Ba2 with a stable outlook by Moody’s. Any further downgrade in our long-term debt in foreign currency would likely increase our funding costs and adversely affect our interest margins and results of operations.

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

In assessing customers’ credit worthiness, we rely largely on the credit information available from our own internal databases, certain publicly available customer credit information, information relating to credit contracted, which is provided by the Brazilian Central Bank and other sources. Due to limitations in the availability of information and the developing information infrastructure in Brazil, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our allowances for impairment losses may be materially adversely affected.

Social and environmental risks may have a material adverse effect on us.

As part of the risk analysis we undertake with respect to our customers, we take into account environmental factors (such as soil and water contamination, vegetation suppression or lack of environmental authorizations) as well as social factors (such as the existence of working conditions akin to slavery). Any failure by us to identify and accurately assess these factors and the potential risks to us before entering into proposed transactions with our clients may result in damage to our image and reputation as well as have a material adverse effect on our business, results of operations and financial condition.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including, among others, macroeconomic factors globally and in Brazil, as well as force majeure events. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

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

Financial instruments, including derivative instruments and securities represented 23.1% of our total assets as of December 31, 2016. Any realized or unrealized future gains or losses from these investments or hedging strategies could have a significant impact on our income. These gains and losses, which we account for when we sell or mark-to-market investments in financial instruments, can vary considerably from one period to another. If, for example, we enter into derivatives transactions to protect ourselves against decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses. We cannot forecast the amount of gains or losses in any future period, and the variations experienced from one period to another do not necessarily provide a meaningful forward-looking reference point. Gains or losses in our investment portfolio may create volatility in net revenue levels, and we may not earn a return on our consolidated investment portfolio, or on a part of the portfolio in the future. Any losses on our securities and derivative financial instruments could materially and adversely affect our operating income and financial condition. In addition, any decrease in the value of these securities and derivatives portfolios may result in a decrease in our capital ratios, which could impair our ability to engage in lending activity at the levels we currently anticipate.

Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems. We employ a broad and diversified set of risk monitoring and risk mitigation techniques which may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

We use certain qualitative tools and metrics for managing market risk, including our use of value at risk, or “VaR,” and statistical modeling tools, which are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modeled outcome being misunderstood or the use of such information for purposes for which it was not designed. In addition, if existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. This could have a material adverse effect on our reputation, as well as our revenues and profits. We also face risks from operational losses that may occur due to inadequate processes, people and systems failures or even from external events like natural disasters, terrorism, robbery and vandalism. Despite the operational risk management process supported by the Board and the internal audit tests, the internal controls and procedures effectiveness may not be fully adequate or sufficient to avoid all the known and unknown operational risks. We have suffered losses from operational risk in the past, including losses related to the migration of customer accounts in connection with acquisitions, phishing scams perpetuated by third parties, and information system platform upgrades. There can be no assurance that we will not suffer material losses from operational risk in the future, including losses related to security breaches.

As a commercial bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a customer. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or IT systems errors. In exercising their judgment on current or future credit risk behavior of our customers, our employees may not always be able to assign an accurate credit rating, which may result in our exposure to higher credit risks than indicated by our risk rating system.

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

If we fail to effectively manage our cyber security risk, e.g., by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be subject to cyber-attacks against critical infrastructures of Brazil. Our information technology systems are dependent on such critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack. See “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure.”

We are subject to counterparty risk in our business.

We are exposed to counterparty risk in addition to credit risks associated with lending activities. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us, or executing securities, futures, currency or commodity trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, clearing houses or other financial intermediaries.

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

If these risks give rise to losses, this could materially and adversely affect us. We have a diversified loan portfolio, with no specific concentration exceeding 10% of total loans. Furthermore, currently, 2% of our loan portfolio is allocated to our largest debtor and 10% to our next 10 largest debtors. However we cannot assure this will continue to be the case. If counterparty risks give rise to losses, this could materially and adversely affect our results of operations and financial condition.

The financial problems faced by our customers could adversely affect us.

Market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial conditions of our borrowers, which could in turn increase our non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings in general. We have credit exposure to borrowers which have entered or may shortly enter bankruptcy or similar proceedings. We may experience material losses from this exposure.

In addition, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. We may also be adversely affected by the negative effects of the heightened regulatory environment on our customers due to the high costs associated with regulatory compliance and proceedings. Any of the conditions described above could have a material adverse effect on us.

We engage in transactions with related parties that others may not consider to be on an arm’s length basis.

We and our affiliates have entered into a number of services agreements pursuant to which we render and/or receive services, such as administrative, accounting, finance, treasury, legal services and others from (or provide such services to) related parties. We are likely to continue to engage in transactions with such related parties (including our controlling shareholder) that others may not consider to be on an arm’s length basis. Future conflicts of interests between us and any of our affiliates, or among our affiliates, may arise, which conflicts may not be resolved in our favor. See “Item 7. Major Shareholders and Related Party Transactions.”

Changes in accounting standards could impact reported earnings.

The entities that set accounting standards and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

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

We do not operate all of our redundant systems on a real-time basis and cannot assure you that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, major natural catastrophes, software bugs, computer virus attacks or conversion errors due to system upgrading. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment could have a material adverse effect on our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost effective basis. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot assure you that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology infrastructure. Any substantial failure to improve or upgrade our information technology systems effectively or on a timely basis could materially and adversely affect us.

Failure to protect personal information could adversely affect us.

We manage and hold confidential personal information of customers in the ordinary course of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. In addition, we may be required to report events related to information security issues (including any cyber security issues), events where customer information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us.

Damage to our reputation could cause harm to us.

Maintaining a positive reputation is critical to our attracting and maintaining customers, investors and employees. Damage to our reputation can therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory outcomes, failure to deliver minimum standards of service and quality, compliance failures, unethical behavior, and the activities of customers and counterparties. Further, negative publicity regarding us, whether or not true, may result in harm to us.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift toward increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline.

We could suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of clients to deal with us, or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

Any failure to establish or preserve a favorable reputation among our customers and in the market in general could have a material adverse effect on us.

We plan to continue to expand our operations and we may not be able to manage such growth effectively, which could have an adverse impact on us, including our profitability.

We allocate management and planning resources to develop strategic plans for organic growth and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

·	manage efficiently the operations and employees of expanding businesses;

·	maintain or grow our existing customer base;

·	assess the value, strengths and weaknesses of investment or acquisition candidates, including local regulation that can reduce or eliminate expected synergies;

·	finance and integrate strategic investments or acquisitions;

·	align our current information technology systems adequately with those of an enlarged group;

·	apply our risk management policy effectively to an enlarged group; and

·	manage a growing number of entities without over-committing management or losing key personnel.

Any failure to manage growth effectively could have a material adverse effect on our operating results, financial condition and prospects.

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

Risks Relating to Our Controlling Shareholder, Our Units and American Depositary Receipts (ADRs)

Our ultimate controlling shareholder has a great deal of influence over our business and its interests could conflict with ours.

Santander Spain, our ultimate controlling shareholder, currently owns, directly and indirectly, approximately 88.8% of our total capital (not including the shares held by Banco Madesant - Sociedade Unipessoal). Due to its share ownership, our controlling shareholder has the power to control us and our subsidiaries, including the power to:

·	elect a majority of our directors that appoint our executive officers, set our management policies and exercise overall control over our company and subsidiaries;

·	influence the appointment of our principal officers;

·	declare the payment of any dividends;

·	agree to sell or otherwise transfer its controlling stake in our company; and

·	determine the outcome of substantially all actions requiring shareholder approval, including amendments of our by-laws, transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

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

On July 27, 2015, as a result of the new requirements of the European Central Bank, the Bank of Spain and the regulators in different jurisdictions, our parent, Santander Spain established a new corporate governance model for its subsidiaries, with the purpose of setting forth a clear and transparent conceptual framework to govern their relationship. Our Board of Directors approved the new corporate governance model on January 26, 2016.

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

The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2016, the aggregate market capitalization of the BM&FBOVESPA was equivalent to approximately R$2.24 trillion (U.S.$711 billion) and the top ten stocks in terms of trading volume accounted for approximately 42.71% of all shares traded on BM&FBOVESPA in the year ended December 31, 2016. In contrast, as of December 31, 2016, the aggregate market capitalization of the NYSE was approximately U.S.$ 19 trillion. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, government entities or a principal shareholder. The relative volatility and limited liquidity of the Brazilian securities markets may substantially limit your ability to sell the units or ADRs at the time and price you desire and, as a result, could negatively impact the market price of these securities.

If securities analysts do not publish research or reports about our business or if they downgrade our ADRs or shares or our sector, the price of our ADRs and/or our shares price and trading volume could decline.

The trading market for our ADRs and our shares has been affected in part by the research and reports that industry and financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who cover us downgrade our ADRs, our shares or our industry, change their views regarding the shares of any of our competitors, or other companies in our sector, or publish inaccurate or unfavorable research about our business, the market price of our ADRs and/or shares could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our ADR and/or share price or trading volume to decline.

The economic value of your investment may be diluted.

We may, from time to time, need additional funds and we may issue additional units or shares. Any additional funds obtained by such a capital increase may dilute your interest in our company.

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

Discontinuation, in whole or in part, of our existing corporate governance practices or minimum protections may adversely affect your rights as a security holder and may result in a decrease of the price of our shares, units and ADRs.

Holders of our units and our ADRs may not receive any dividends or interest on stockholders’ equity.

According to our By-Laws, we must generally pay our shareholders at least 25.0% of our annual net income as dividends or interest on stockholders’ equity, as calculated and adjusted under Brazilian Corporate Law (“adjusted net income”), which may differ significantly from our net income as determined under IFRS. This adjusted net income may be used to increase capital, used to absorb losses or otherwise retained as allowed under Brazilian Corporate Law and may not be available to be paid as dividends or interest on stockholders’ equity. Additionally, Brazilian Corporate Law allows a publicly traded company, like ours, to suspend the mandatory distribution of dividends and interest on stockholders’ equity in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. We paid R$1.5 billion, R$6.2 billion and R$5.3 billion (R$0.41, R$1.65 and R$1.40 per unit, respectively) as dividends and interest on stockholders’ equity (considering gross value) in 2014, 2015 and 2016, respectively, in accordance with our dividend policy, but there can be no assurance that dividends and interest on stockholders’ equity will be paid in future. We are also subject to Brazilian banking regulations that may limit the payment of dividends or interest on stockholders’ equity. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—History of Payment of Dividends and Interest Attributable to Stockholders’ Equity.”

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

Our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States.

Issuers of securities in Brazil are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in other countries, including the United States. In particular, for regulatory purposes, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with IFRS as issued by the IASB and Brazilian GAAP, both of which differ from U.S. GAAP in a number of respects. In addition, as a foreign private issuer, we are not subject to the same disclosure requirements in the United States as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company and may be reported in a manner with which you are not familiar.

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

As a holder of ADRs you will have different shareholders’ rights than do shareholders of companies incorporated in the United States and certain other jurisdictions.

Our corporate affairs are governed by our By-Laws and by Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil.

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

General

We are a publicly held company (sociedade anônima) of indefinite term, incorporated under Brazilian law on August 9, 1985. Our corporate name is Banco Santander (Brasil) S.A. and our commercial name is Banco Santander. Our headquarters are located in Brazil, in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235, Bloco A, Vila Olímpia, 04543-011. Our telephone number is 55-11-3553-3300. Documentation of our incorporation is duly registered with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo or JUCESP), under NIRE (Registry Number) 35300332067.

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

Important Events

Sale of Santander Securities Services Brasil DTVM S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, we executed preliminary documents containing the main terms and conditions relating to the sale of our qualified custody business operations, and of all of the shares issued by Santander Securities Services Brasil DTVM S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.) (“SSS DTVM”), one of our subsidiaries that was engaged in the rendering of third-party fund administration services.

The transaction was part of a broader alliance between Santander Spain, certain investment funds controlled by Warburg Pincus, a leading global private equity firm, and the Singaporean sovereign fund Temasek. As part of this alliance, Santander Spain will become the owner of 50% of the shares in a holding company that will integrate the Santander Group’s custody units located in Spain, Brazil and Mexico. Warburg Pincus and Temasek will hold the remaining 50% of the shares issued by such holding company.

The transaction was completed on August 31, 2015, once all regulatory approvals applicable in Brazil had been obtained. Santander Securities Services Brasil Participações S.A. (“Santander Securities Brasil”), which is indirectly controlled by Santander Spain, became the owner of shares representing 100% of the total share capital of SSS DTVM, and SSS DTVM acquired the qualified custody business from Santander Brasil. The purchase price for the shares was R$859 million. The transaction generated capital gains of approximately R$450 million after taxes.

Investment Agreement Between Santander Brasil and Banco Bonsucesso S.A.

On July 30, 2014, we, through our controlled company Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré CFI”) entered into an investment agreement with Banco Bonsucesso S.A. (“Banco Bonsucesso”) whereby we and Banco Bonsucesso agreed to form a joint venture in the payroll credit card loan and payroll loan segments, currently known as Banco Olé Bonsucesso Consignado S.A., or “Banco Olé Bonsucesso Consignado,” and formerly known as Banco Bonsucesso Consignado S.A.

On February 10, 2015, with the approval of the Brazilian Central Bank, the transaction was completed and Santander Brasil, through Aymoré CFI, became the controlling shareholder of Banco Olé Bonsucesso Consignado, holding 60% of the share capital of the entity. Banco Bonsucesso owns the remaining portion of Banco Olé Bonsucesso Consignado’s share capital (i.e., a 40% interest).

The transaction involved the transfer to Banco Olé Bonsucesso Consignado of the payroll loan business and payroll credit card loans of Banco Bonsucesso, and our investment, through Aymoré CFI, of R$460 million in Banco Olé Bonsucesso Consignado.

Banco Olé Bonsucesso Consignado became the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. We will also continue to originate payroll loan transactions through our own independent channels.

Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda.

On October 3, 2014, we, through Aymoré CFI, signed an investment agreement with Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”), whereby Aymoré CFI agreed to subscribe and pay for shares issued by Super representing 50% of Super’s total and voting capital. Super is a Brazilian digital service provider that offers online payment accounts, prepaid cards and access to simplified financial services. The transaction reinforced our presence in the electronic payment market.

The transaction was concluded on December 12, 2014, following the completion of certain conditions precedent set forth in the investment agreement, including the prior approval of the Brazilian Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed for and acquired 20 million new common shares issued by Super for a value of R$31,128 million. We, through Aymoré CFI, control Super.

On January 4, 2016, Aymoré CFI informed the sellers of its decision to exercise the call option for the shares representing the remaining 50% of Super’s total voting capital owned by the sellers, for a value of approximately R$113 million. The transaction was completed on March 10, 2016, following receipt of approval from the Brazilian Central Bank. In May 2016 Super received approval from the Brazilian Central Bank to operate as a payment institution.

Buyback Program

On November 3, 2016, our board of directors approved, in continuation of the buyback program that expired on the same date, the buyback program of units and ADRs issued by us, directly or through our branch in the Cayman Islands, to be held in treasury or subsequently sold. The buyback program will cover the acquisition of up to 38,402,972 units or ADRs, representing 38,402,972 common shares and 38,402,972 preferred shares, corresponding to approximately 1.02% of our share capital. The term of the buyback program is up to 12 months counted from November 4, 2016.

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

After the fulfilment of the applicable conditions precedent, which included obtaining the appropriate regulatory authorizations, the joint venture began its operations on August 1, 2016.

The principal entity around which the partnership is formed in Brazil is Banco PSA Finance Brasil S.A., 50% of which is held by our wholly-owned subsidiary, Aymoré CFI, and 50% of which is owned by Banque PSA. The transaction also contemplates the acquisition by Santander Brasil of 100% of PSA Finance Arrendamento

Mercantil S.A. and of 50% of PSA Corretora de Seguros e Serviços Ltda., an entity of the PSA group dedicated to the distribution of insurance products in Brazil.

The joint venture adds the network of PSA Group’s distributors in Brazil to the distribution channels of Santander Brasil for the offering of financial and insurance products, especially in the vehicle-financing sector.

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

The purpose of the CIB will be to develop a database that, in conformity with applicable laws, will collect, reconcile and handle the credit information of individuals and legal entities that register with the CIB and expressly authorize the inclusion of their credit information on the CIB’s database. We believe this initiative will lead to an increased degree of efficiency and improvement of our credit management activities, and will also facilitate the disbursement of long and medium-term lines of credit to participants in the Brazilian Financial System and to other corporate entities.

The incorporation of the CIB is subject to the satisfaction of certain conditions precedent customary for similar transactions, including the execution of definitive agreements. The necessary regulatory authorizations, including by the Brazilian Central Bank and the Brazilian Anti-Trust Authority (Conselho Administrativo de Defesa Econômica), or “CADE,” have already been granted.

Joint Venture with Hyundai Motor Brasil Montadora de Automóveis Ltda. and Hyundai Capital Services, Inc.

On April 28, 2016, our wholly-owned subsidiary Aymoré CFI entered into a joint venture with Hyundai Motor Brasil Montadora de Automóveis Ltda.(“Hyundai Motor Brasil”) and Hyundai Capital Services, Inc. (“Hyundai Capital”), for the incorporation of (i) Banco Hyundai Capital Brasil S.A. and (ii) an insurance brokerage company, in order to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil.

Aymoré CFI will own a 50% equity stake in the joint venture entities while Hyundai Capital and Hyundai Motor Brasil will have equity stakes of 25% each in the joint venture entities.

In order to implement the joint venture, the incorporation of Banco Hyundai Capital Brasil S.A. and of the insurance brokerage company are subject to certain regulatory approvals, including, in the case of Banco Hyundai Capital Brasil S.A., obtaining the Brazilian Central Bank’s authorization to operate as a banking entity.

In addition to working towards obtaining the necessary regulatory approvals, Aymoré CFI, Hyundai Motor Brasil and Hyundai Capital are currently working on the development of the administrative and operational structures for the joint venture.

Partnership with American Airlines Inc.

On December 9, 2016, Santander Brasil and American Airlines Inc. entered into a ten-year commercial participation agreement for the marketing and issuance of co-branded credit cards, with the purpose of offering AAdvantage® miles to their respective clients as a result of their daily purchases.

Capital Expenditures and Divestitures

Our main capital expenditures include investments in our Information Technology (“IT”) platform in Brazil. Our IT platform focuses on our customers and supports our business model. In 2016, 2015 and 2014, total investments in IT were R$895 million, R$858 million and R$1,029 million, respectively.

In 2016 and 2015, we continually improved our technology platform by means of investments in systems and infrastructure renewal. During these years, our main projects were: RDA (Risk Data Aggregation), CRM (Customer

Relationship Management), Big Data transformation, Cyber Security, Channel Transformation (Mobile, Internet, Bank Branch), new Santander consumer purchasing model, Digital Back Office, agile, DevOps and intern cloud implementation.

Technology management by specialized companies within the Santander Group enables us to achieve a global scale and other benefits similar to outsourcing, without the loss-of-control that is often seen when outsourcing core activities. For further discussion regarding our technology infrastructure see “—B. Business Overview—Technology and Infrastructure.”

Our major divestiture in the past three fiscal years and until the date of this annual report was the sale, in August 2015, of our qualified custody business through the sale of all the shares of SSS DTVM to Santander Securities Brasil (in this respect, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operations—Sale of the Investment Fund Management and Managed Portfolio Operations”).

4B.	Business Overview

Our Competitive Strengths

We believe that our main competitive strengths are: (i) being part of the Santander Group; (ii) maintaining sophisticated risk management practices; (iii) maintaining a strong capital base; (iv) maintaining a modern technology platform; and (v) focusing on sustainable growth with a strong presence in attractive demographic and geographic areas. We are active in large investments in infrastructure, while supporting the growth of small and medium enterprises (“SMEs”) and the future of Brazilian citizens through our university funding programs.

Synergies from Our Affiliation with the Santander Group

We believe that being part of the Santander Group offers us a significant competitive advantage over our competitors. While, under the Santander Group’s business model, each unit is required to be self-sufficient in terms of capital and liquidity, our relationship allows us to:

·	access the Santander Group’s global information systems platform, which reduces our technology development costs, provides operational synergies with the Santander Group and enhances our ability to provide global products and services to our customers;

·	provide our individual and SME customers with the benefits of a strong presence in certain markets, predominantly in Latin America and Western Europe;

·	take advantage of good practices already implemented in other countries, providing all of our customers with products and services via modern and integrated channels;

·	benefit from the Santander Group’s operational expertise in areas such as internal controls and risk management, which have been developed in response to a wide range of market conditions across the world and which we believe enhance our ability to expand our business within desired risk limits;

·	take advantage of the Santander Group’s experience with integration to maximize and accelerate the generation of synergies from any acquisitions; and

·	benefit from the Santander Group’s management training and development, which is composed of a combination of in-house training and development with access to managerial expertise in other Santander Group units outside Brazil.

Sophisticated Risk Management Practices

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

To manage our risk, we have incorporated the Santander Group’s global program of risk management into various levels of our organization. The entire Bank is responsible for risk management, from our branch employees to our risk management committee members. Our risk management and control is structured along three independent but coordinated levels, each with its own responsibilities: (i) risk management at the level of the origination of our financial products and activities (e.g., through credit checks on potential borrowers); (ii) control and management of our risk management function; and (iii) internal audits.

Strong Capital Base

As of December 31, 2016, our Basel capital adequacy ratio was 16.3%. We endeavor to maintain an efficient capital structure enabling us to safeguard our solvency even in stress scenarios, consistent with recent Basel III capital rules, and our business strategy and asset growth plan.

For further information, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operations—Plans to Optimize our Capital Structure.” For further information on our capital adequacy requirements, please see “—Regulation and Supervision—Capital Adequacy and Leverage—Basel.”

Modern Technology Platform

We operate a modern and global technology platform that is interconnected with the Santander Group platform. This allows us to assist our customers on a global scale and to provide them core banking services quickly and efficiently.

Over the last three years, we have made significant improvements in our technology platform, focusing on the modernization, improvement in offers and simplification of products, services and processes. As example, in 2014, we inaugurated our new IT Center, which we believe is the largest in Latin America.

In 2015, in order to improve customer experience and increase employee engagement, we put on the market the “É Comigo Santander,” a mobile application for exclusive use by employees, which enables them to report online issues that impact the banking experience of our customers and to improve services provided to our customers. We also implemented a new account opening process (Welcome Kit), which makes available to our customers on the same day on which they open a current account with us, their account debit and credit cards and the PIN for each card.

During the course of 2016, as part of our digital strategy expansion, our number of digital clients (clients that have used at least one online mobile or internet banking service) increased by 45.1% reaching 6.4 million as of December 31, 2016 compared to 2015. To date, we have more than 300,000 clients to whom we provide banking services exclusively via our digital branch platform. In addition, we have also made significant progress in the biometric registration of our clients, which enables us to provide secure and practical banking services to our customers. As of December 31, 2016, more than 6.3 million of our customers had their biometric data registered with us.

In 2016, we also introduced the “ContaSuper,” a pre-paid card model, which is totally digital and user friendly. The “ContaSuper” system allows users to manage their daily financial activities (including transferring funds, doing online shopping, charging the card with credit on 10 different currencies, and other uses) entirely online in a user friendly interface. In cards, in order to increase security and usability in our online interactions with our clients, we also introduced the “Santander Way” mobile application, which is an online credit/debit card tool. The application allows clients to track credit/debit card transactions safely in real time. It also has other functionalities, like control over the cards’ credit limit and a “virtual” credit card, optimized for online transactions, among other functions. In addition, we also redesigned the business model for our consumer finance unit with the introduction of “+negócios” in July 2016. “+negócios” is an innovative digital commercial platform designed to be simple and intuitive and which enables users to simulate loan payments based on certain pre-defined parameters (e.g., income, current liabilities and, amount of the loan, among others), that can increase loan effectiveness, credit approval and proposal formalization in addition to providing portfolio management reports.

Strong presence in attractive demographic and geographic areas

We focus continuously on sustainable growth. We believe that we are well positioned to benefit from the growth of our customer base and the relatively low penetration of financial products and services in Brazil. We have a strong presence in attractive demographic and geographic areas and we have strengthened our competitive position in all Brazilian regions.

In addition, to maintaining a significant branch network, we endeavor to adapt our products and services to the evolving needs of our customers. In 2014, we acquired GetNet, which has given us the ability to offer integrated e-banking services for SME customers, which services include a current account, cash management services and POS machines. Furthermore, we also entered into a joint venture with Banco Bonsucesso to improve our position in the payroll credit market. See “—A. History and Development of the Company—Important Events.”

In 2015, we repositioned our Santander Van Gogh segment, aimed at our upper middle income customers, and introduced a range of new products, services, customer service and financial advice tailored to this segment. In the second half of 2015, we relaunched our enterprise segment called “Santander Negócios & Empresas,” a proprietary financial and non-financial solution aimed at creating a new relationship model that facilitates entrepreneurship and the growth of SMEs.

In 2016, we undertook various actions to increase and diversify our revenues as well as the loyalty of our customers. For example, our consumer finance business settled a joint venture agreement with Banque PSA Finance for car financing and financial services. We also introduced our consortium business product line. This product line consists of a purchasing pool through which a group of people pay monthly installments on a certain item (e.g., a car) so that every month the group can afford to buy one of the items, which is then awarded by draw to one of the group members. There is a fee charged by the pool administrator (i.e., us) but no interest. This product line leverages our customer loyalty and provides a commission revenue with reduced risk and capital cost. We have also created a new agribusiness unit, which includes the opening of specialized branches, the creation of a team with expertise in that sector and the offering of certain unit-specific products. This effort was already recognized by the market with the “Lide Agronegócio 2016” award.

We work constantly to improve our customers’ experience. We have recently implemented a new sales management tool called “Modelo Certo,” which has resulted in business productivity and customer satisfaction. For example, there was an overall improvement in customer satisfaction for individuals in a customer satisfaction survey by IBOPE Inteligência, a Brazilian market research firm, in the second half of 2016. In this survey, Santander Select, our high income segment, jumped from fourth place in 2015 to second place, Santander Van Gogh, our medium income segment, maintained its second place, and our segment focused on lower income customers achieved first place.

In 2016, we also saw results of initiatives we had launched in previous years. GetNet, our acquiring business, has shown consistent results with a 30% increase in revenues in 2016 and an increase of 2.0 p.p. in market share, reaching 10.6% in December 2016, according to ABECS. Moreover, as a result of the repositioning of “Santander Negócios & Empresas” our SMEs segment received an award for best bank for SMEs in the world, as well as for and in Latin America, from Euromoney in 2016.

Our branch network, service channels, and technology platform have enough capacity for substantial growth in our customer base and financial transactions. We are ranked third among the privately-owned banks in Brazil in terms of assets, with a market share of 8.1% as of September 2016, according to information provided by the Brazilian Central Bank. Among these banks, we believe that we have a strategic position in the majority of our key product lines, as evidenced by our market share in the following products and regions.

As of December 31, 2016 Market share (%)
Payroll/individual loans	7.5%
Individual loans	10.3%
Payroll loans	6.5%
Auto leasing/CDC (Auto loans)	20.8%
Credit cards	11.2%
Branches	11.3%

Source: Brazilian Central Bank.

Our Strategy

We are a universal bank with focus on retail banking. We believe that the only way to grow, recurrently and sustainably, is to provide our services with excellence and to consistently strive to increase our clients’ level of satisfaction by being a Simple, Personal and Fair Bank. As a result, our strategy is focused on the following objectives:

·	To increase customer loyalty with simple, effective and segmented products and services, and through a multi-channel platform.

·	To improve recurrence and sustainability of our business, by diversifying our revenue base, while also taking into account the balance between loans, funding and services as well as maintaining efficient cost management and strict risk controls.

·	To maintain discipline in capital and liquidity management, so that we can respond effectively to regulatory challenges and business opportunities.

·	To increase productivity through an intense agenda of productive transformation, both operationally and commercially.

We prioritize selective growth, a long lasting relationship with our shareholders and an alignment with the country’s economic and social development agenda.

Our Business

Overview

We operate along two segments: Commercial Banking and Global Wholesale Banking.

The following chart sets forth our operating segments and their main focus.

Commercial Banking	Global Wholesale Banking
· Retail banking	· Global Corporate Banking (“GCB”)

· Individuals	· Proprietary Trading

· SMEs (annual gross revenues up to R$200 million)

· Corporate (annual gross revenues in excess of R$200 million, other than global corporate clients)

· Consumer finance

The following table presents the breakdown of our net interest income and profit before tax by operating segment:

	For the year ended December 31,
	2016	2015	2014	2016	2015	2014
	Net interest income			Profit before tax
	(in millions of R$)
Commercial Banking	27,366	27,041	25,042	12,652	(5,565)	4,231
Global Wholesale Banking	3,211	4,297	2,186	3,732	2,349	2,212
Total	30,586	31,337	27,229	16,384	(3,216)	6,443

In our Commercial Banking business segment, we focus on long-term relationships with our individual and corporate customers (other than global enterprise customers that are serviced by our Global Wholesale Banking segment), seeking to support all of their financial needs through our credit, banking services, financial products, acquiring services, asset management and insurance products. We also offer special financing and credit opportunities for corporate customers pursuing social and environmental improvement programs. Our business model and segmentation allow us to provide a tailored approach to each client in order to address their specific needs.

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

Our business is strongly committed to sustainability. Our sustainable strategy is based on three pillars: (i) social and financial inclusion, (ii) education, and (iii) social and environmental business and management. In 2016 we were selected by the BM&FBOVESPA for the seventh consecutive year to form part of its ISE - Corporate Sustainability Index. The ISE – Corporate Sustainability Index highlights companies with a recognized commitment to social responsibility and business sustainability, in addition to acting as a promoter of best practices in the business community.

As of December 31, 2016 our loans and advances to customers grew 0.4% and reached R$268,438 million compared to R$267,266 million as of December 31, 2015.

The following table shows a managerial breakdown of our loans and advances to customers by client category at the dates indicated:

	For the year ended December 31,			Change, as of December 31, 2016 vs. December 31, 2015
	2016	2015	2014	R$ million	%
	(in millions of R$)
Individuals	91,195	84,578	77,809	6,617	7.8%
Consumer finance	26,608	25,850	27,686	758	2.9%
Small and Medium Enterprises(1)	42,440	43,524	42,191	(1,084)	(2.5)%
Large Corporations(2)	108,195	113,315	101,425	(5,120)	(4.5)%
Total	268,438	267,266	249,111	1,171	0.4%

(1)	Companies with annual gross revenues of up to R$200 million.

(2)	Companies with annual gross revenues exceeding R$200 million, including our global corporate clients.

Commercial Banking

Our Commercial Banking business includes products and services for retail customers, enterprises and corporations (other than global corporate clients, who are served by our Global Wholesale Banking segment), our consumer finance business and our asset management and insurance services.

We serve clients throughout Brazil, primarily through our branch network, which as of December 31, 2016 consisted of 2,254 branches, 1,167 mini branches (postos de atendimento bancário or “PABs” located at our corporate customers’ premises) and 13,806 ATMs.

Retail Banking

Individuals

Our current individual customer classification model is as follows:

·	Private Banking: serves a select group of clients with a minimum of R$5.0 million in assets available for investment. Our objective is to provide our clients a comprehensive range of financial products, banking services, tax planning and advisory services relating to investments and asset allocation;

·	Santander Select: serves customers who earn more than R$10,000 per month and have R$30,000 in investments, or earn more than R$20,000 per month, or have investments above R$300,000. Our objective is to provide a differentiated value proposal focused on wealth management advisory services. The segment currently has 101 exclusive agencies and 10 store-in-store;

·	Santander Van Gogh: serves customers who earn more than R$4,000 per month or have investments above R$40,000. Our objective is to understand the needs of our clients at each stage of their life and provide them with financial advice and solutions, through credit lines or investment alternatives, to meet our clients’ needs; and

·	Santander Individuals: serves customers who earn less than R$4,000 per month. Our business model offers simple and efficient solutions with an attractive cost benefit to the customer, primarily through electronic channels.

We offer our retail lending products to customers through our extensive branch network and on-site service units. See “—Distribution Network.” The following table sets forth our individual customer loan portfolio at the dates indicated, as per our management records:

	For the year ended December 31,			Change, as of December 31, 2016 vs. December 31, 2015
	2016	2015	2014	R$ million	%
	(in millions of R$)
Leasing/Auto Loans(1)	1,869	2,470	3,219	(601)	(24.3)
Credit cards	20,524	19,013	18,218	1,511	7.9
Payroll loans(2)	18,918	14,836	11,178	4,082	27.5
Mortgages	27,313	26,134	21,581	1,179	4.5
Agricultural Loans	3,416	3,438	3,371	(22)	(0.6)
Personal loans/Other	19,155	18,687	20,242	468	2.5
Total	91,195	84,578	77,809	6,617	7.8

(1)	Including the loans to individuals in the consumer finance segment, the auto loan portfolio totaled R$26.7 billion as of December 31, 2016, R$26.1 billion as of December 31, 2015 and R$29.0 billion as of December 31, 2014.

(2)	Includes Banca Olé Bonsucesso Consignado´s Portfolio payroll loans from the agreement between Santander Brasil and Banco Bonsucesso.

Payroll Loans

A payroll loan is a typical retail product with a differentiated method of payment. Monthly installments are deducted directly from customers’ payroll by their employer and then credited to Santander Brasil, significantly reducing our credit risk. Our customers are typically employees from the public sector, private sector and retirees benefitting from a state pension. We had a 6.5% market share in payroll loans with a loan portfolio of R$18.9 billion in this category as of December 31, 2016, compared to a market share of 5.4% and a loan portfolio of R$14.8 billion as of December 31, 2015, according to the Brazilian Central Bank (including payroll loans from the agreement between Santander Brasil and Banco Bonsucesso).

Credit Cards

We operate in the credit card market issuing Visa and MasterCard cards to our customers (including both account and non-account holders). Our revenues from credit cards include administration fees, interest on unpaid balances, annuity fees and withdrawal fees.

The total credit card portfolio grew 8.7% in 2016 compared to 2015, reaching R$21.1 billion. In 2016, our average base of active credit card customers increased 4.7% compared to 2015, reaching 6.4 million of active credit cards. Our credit card revenues increased by 9.4% in 2016 and as of December 31, 2016 our market share was 11.1%.

Holders of credit cards issued by Santander Brasil have access to the Esfera rewards program, which offers exclusive deals and discounts, as well as to Bonus Esfera, which enables customers to exchange their Esfera reward points for certain products, services and travel benefits.

In 2016, we were among the first banks to launch digital platforms such as the Samsung Pay online payment platform and our own Santander Way mobile application, which is an online credit card tool allowing customers, among other things, to track their credit card use online.

We have also launched two new innovative credit cards in the market:

·	“Play,” which is aimed at college students and has a dynamic credit limit that increases according to customers’ usage and payment history.

·	“1|2|3,” which is aimed at customers with higher incomes and Santander Van Gogh customers. “1|2|3” allows users to earn points from our Esfera rewards program (each U.S. dollar spent equals one point in domestic transactions, two points in online transactions and three points in international transactions).

In 2016, we entered into an agreement with American Airlines for exclusive co-branded cards issuance in Brazil. In addition, we also have partnerships for co-branded credit cards with Vivo, Shell, Dufry and Ferrari, which enable us to offer exclusive benefits to our customers.

In January 2017, the CMN enacted a new resolution establishing that credit card bills and the debt balance of other forward paying products may be used as revolving credit only until the following bill. Thereafter, financial institutions must offer customers another type of financing on more favorable conditions than those typically found in the credit card market. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Credit Cards.”

Super

Super is a financial technology company which was acquired by Santander Brasil in March 2016 with the aim of enabling Santander Brasil to offer a convenient payment platform for managing the financial affairs of customers across all income segments and occupations.

As a result of an integrated action, a commercial effort between Super and Santander Brasil’s segments such as SMEs and branches’ network, we increased the number of active users of this digital payment platform from approximately 76,000 active users in December 2015 to approximately 223,000 in December 2016, which led to an increase in fees collected by Super of approximately 350% from 2015 to 2016.

We took important steps towards further integrating Super within our business during the course of 2016. Such steps included integration with Santander Brasil’s existing digital channel and introducing our ContaSuper product to high-income customers as a useful tool to manage domestic and travel expenses.

Mortgages

We offer long-term loans to our customers for the purchase of real estate, secured by deeds of trust, which we consider a strategic product due to its lower risk and ability to increase customer loyalty. Mortgages accounted for an important share of our credit portfolio in 2016. In addition to financing for individuals, we also offer credit lines to corporate customers in the real estate construction industry, as a rule, for the financing of up to 80% of the project cost.

As of December 2016, we had a 6.03% market share in Brazil in terms of amounts outstanding under mortgage products, according to the Brazilian Central Bank. As of December 2016, our individual sector mortgage loans portfolio was R$27.3 billion, a 4.5% increase compared to December 2015, and our total mortgage loans portfolio reached R$36.6 billion.

On average, the loan-to-value ratio of our housing loans is 59.8%. We do not offer mortgage loans that do not meet prime lending regulatory standards, which means that (i) we do not make any loans for more than 80% of the value of the property to be purchased, (ii) borrowers must meet certain minimum monthly income levels evidenced by recent payroll information and tax returns to confirm their employment or other types of revenue, which allows us to evaluate their credit risk profile and (iii) monthly payments may not exceed 35% of borrowers’ monthly gross income.

Insurance Brokerage Services

In 2011, Santander Spain entered into a long-term alliance with Zurich Financial Services Group (“Zurich”) in relation to Latin America. Pursuant to the terms of this alliance, Zurich, through certain of its subsidiaries, acquired a majority interest in the insurance operations of the Santander Group in Argentina, Brazil, Chile, Mexico and Uruguay. Furthermore, as part of the alliance, it was agreed that Santander Brasil would exclusively distribute these insurance products over the following 25 years through its branch network. As a result of these arrangements, we receive payments from Zurich equivalent to those received before the transaction for the distribution of insurance products.

This transaction enabled us to combine Zurich’s insurance know-how with our distribution capacity in Brazil, allowing us to offer a broad variety of insurances, which aims to meet the particular needs of our different retail segments.

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

Small and Medium Enterprises (SMEs)

Our current SMEs classification model is as follows:

Business 3: companies with annual revenue over R$20 million and up to R$200 million. Our focus is to strengthen relationships with our customers in this segment by offering a complete and sophisticated range of products and services, with dedicated and qualified managers, customer service centers, a dedicated and exclusive call center unit, and the support of product experts and local risk analysts;

·	Business 2: companies with annual revenue over R$2 million and up to R$20 million. Our focus is to increase customer loyalty in this segment through products and services tailored to the needs of each client, with emphasis on cash flow management solutions and adequate credit offering; and

·	Business 1: companies with annual revenue up to R$2 million. Our focus is providing a differentiated service, integrating financial solutions, both for the business as for their partners, bringing simplicity and economy to their day-to-day operations, mainly through our acquiring services.

In 2016, we undertook initiatives aimed at improving our offering to each class of SME, namely:

·	for Business 3 SMEs, we created a team focused on multinational firms, established in Sao Paulo;

·	for Business 2 SMEs, we created focus branches which consolidate clients with an annual revenue between R$3 million and R$20 million, which branches are staffed by relationship managers specifically trained to attend to the needs of these types of SMEs; and

·	for Business 1 SMEs, we launched the Digital Companies Service focused on companies with an annual revenue of up to R$300 thousand, for which we provide simplified offers and exclusive relationship managers.

In addition, we have also repositioned the “Santander Negócios & Empresas” customer segment, improving our financial offer and launching a non-financial offer, called “Programa Avançar.” The program provides companies with concrete deliverables, such as videos, events and workshops in order to develop partner and employee skills, build teams to support talent hiring, and helps connect our customers to international trade through the Santander Trade portal.

The table below sets forth our SME loan portfolio at the dates indicated, as per our management records:

	For the year ended December 31,			Change, December 31, 2016 vs. December 31, 2015
	2016	2015	2014	R$ million	%
	(in millions of R$)
Agricultural lending	322	243	283	79	32.5
Working capital loans	12,695	14,736	16,966	(2,041)	(13.9)
Buyer financing	21	27	27	(6)	(22.2)
Vendor financing	10	9	8	1	11.1
Discounted receivables	1,491	1,228	1,037	263	21.4
Comex	1,259	1,954	1,658	(695)	(35.6)
Overdraft facility	2,837	3,072	3,113	(235)	(7.6)
Refinancing	4,365	3,691	3,393	674	18.3
Resolution 2,770	35	78	109	(43)	(55.1)
Account overdraft loans	1,734	1,983	2,042	(249)	(12.6)
CDC/leasing(1)	1,506	1,521	1,733	(15)	(1.0)
Other(2)	16,165	14,982	11,822	1,183	8
Total(3)	42,440	43,524	42,191	(1,084)	(2.5)

(1)	Does not include consumer finance products.

(2)	Includes credit cards, mortgage finance products and other products.

(3)	Includes SMEs with annual gross revenues up to R$200 million.

Agribusiness

In 2015, we undertook a review of our activities in the agribusiness sector, both at the retail and wholesale markets. During 2016, we worked to improve our value proposition for the sector offering new client interface and speeding up credit approvals and back office. This work enabled us to identify synergies and generate opportunities in the agribusiness sector, launch product offerings, enlarge our specialized commercial team, create a new client segmentation, and use new risk management tools. These developments have led to improved results for Santander Brasil in the agribusiness sector, with our market share in the sector increasing by 2.6 p.p.

In early 2017, we created a new agribusiness customer unit, which includes the opening of specialized branches, the creation of a team with expertise in that sector and the offering of certain segment-specific products.

Merchant Acquiring Market

The acquisition of GetNet, which was completed in 2014, has given us more flexibility to invest in, and influence the, business strategy within the Brazilian electronic payments sector, creating opportunities for us to gain scale in this segment and to make use of the product portfolio and services of GetNet.

In particular, GetNet enables us to provide a fully integrated offering to SME customers, including card payment solutions. One of them is “Conta Integrada,” a bundle combining a current account with an integrated card payment solution. As a result of Conta Integrada and other measures, GetNet’s transactional volume has increased 30% during 2016.

In 2016 we also integrated additional payment methods into our card payment solutions offering (including American Express, Elo, Hiper, Hipercard, Alelo and Ticket), launched “Santander Mais Gestão,” an offer that merges card payment solutions with a financial conciliator focused on medium and large companies, and launched “Vermelhinha,” a solution that targets self-employed professionals and small companies.

Corporate

Our corporate customer segment is comprised of large companies that have annual gross revenues greater than R$200 million (other than global corporate clients). We focus on fostering a close relationship with our corporate customers by providing them with customer-tailored services. To that end, we offer a wide range of specialized products and services that are compatible with the products and services we offer to our GCB customers. In 2016, our team comprised approximately 115 bankers and more than 96 product specialists across Brazil and dedicated exclusively to our corporate sector.

Consumer Finance

Aymoré CFI is our main channel for consumer finance, with expertise in providing consumer credit directly to borrowers or through intermediate agencies. We have a total portfolio of R$26.6 billion, in an operation based on four pillars: (i) vehicle financing, where we are the market leader with 20.8% market share (including our joint ventures with RCI Banque S.A., or “RCI,” and with PSA); (ii) captive banks, through joint ventures with RCI (Renault and Nissan) and PSA (Peugeot and Citroën), white label partnerships with Hyundai, Subaru Volvo and Chery; (iii) Webmotors S.A. (“Webmotors”) (an online car trading portal active in the Brazilian market); and (iv) consumer credit through intermediate customers (i.e., stores), or industrial or partner brands, including businesses in the furniture, tourism, nautical, health, technology, accessibility equipment, renewable energy and cleaner processes sectors, among others.

In July 2016 we also introduced “+negócios.” +negócios is an innovative digital commercial platform designed to be simple and intuitive and which allows for faster loans simulations, credit approval and proposal formalization in addition to providing portfolio management reports.

In December 2016, the portfolio of Aymoré CFI consisted of over 12,700 business partners and a sales team composed of approximately 1,270 employees (operators and businesses managers).

Asset Management

Santander Asset Management, a holding company jointly owned by the Santander Group (with a 50% interest) and Warburg Pincus and General Atlantic (with a combined 50% interest), currently owns the Santander Group’s former asset management business. Santander Asset Management is present in Brazil, Germany, Argentina, Chile, Mexico, Puerto Rico, Portugal, the United Kingdom, Poland, USA and Spain) with U.S.$194.1 billion in assets under management as of December 31, 2016.

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

As of December 31, 2016, Santander Asset Management’s Brazil division had R$222.3 billion of assets under management, according to ANBIMA. During the course of 2016, Santander Asset Management’s Brazil division remained the fifth largest Brazilian asset management firm with a 25.8% increase in assets under management and an increase in market share of 0.59p.p. to 6.30%, according to ANBIMA. In 2016, Santander Asset Management’s Brazil division has reinforced its product offering with the launch of a new family of multimarket funds aimed at customers in our Private Banking and Santander Select segments.

During the course of 2016, Santander Asset Management’s Brazil division was also recognized in the main local rankings, receiving “Top Asset Manager – Fixed Income” ranking from ValorInvest/S&P in July 2016 as well as being elected as Best Asset Manager – Money Market funds by Guia Exame in December 2016. More recently, we have been recognized for the third consecutive year as the Best Bank to Invest, an award that takes into account the performance of the funds managed by Santander Asset Management’s Brazil division (GVcef and Fractal Consult – January, 2017).

In 2016, the Santander Group reached an agreement with Warburg Pincus and General Atlantic pursuant to which the Santander Group will acquire their 50% share in Santander Asset Management. This transaction on completion will bring Santander Asset Management back to the 100% ownership of Santander Group.

Global Wholesale Banking

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

In 2016, GCB focused on its customer relationship model and on building partnerships with other sectors of Santander Brasil. To do so, it sought to improve the sales of products in the GCB portfolio to other segments within Santander Brasil such as corporate, private banking, retail clients and SME customers. In addition, GCB maintained its sustainable growth objective, diversifying and distributing our results across Tier II and III clients, increasing active asset portfolio management, and increasing its operational capacity through investments in process redesigns and enhancements in technological platforms.

We offer a range of services from core products to highly complex customized solutions in the following key areas:

·	Global Transaction Banking, Development and Management Products Area and Specialized Sales, which includes cash management, local loans and trade finance, correspondent banking, local and international guarantees (both trade and non-trade);

·	Financial Solutions and Advisory (FS&A), which is responsible for project financing and advising, debt capital markets, FI distribution, syndicated loans and acquisition finance, other structured financings, tax equities, subordinated debt and energy efficiency transactions.

·	Investment Banking, which includes advisory on mergers and acquisitions and equity capital markets operations;

·	Equities, which includes cash equities services for individuals, corporate and financial institutional investors, equity derivatives, futures and equity research;

·	Treasury Sales, which is responsible for offering treasury products such as foreign exchange transactions, over the counter derivatives, deposits and other financial and structured products;

·	Market Making, which is responsible for the pricing of client deals originated by our sales force from corporate, institutional, private banking and retail segments.

The GCB team is dedicated to client coverage comprising a range of industries, including telecommunications, retail, aviation, real estate and logistics, power, construction and infrastructure, natural resources, food, agribusiness and financial institutions.

We are one of the leading banks in capital markets and financial advisory services in the Brazilian and international markets, as evidenced by the league tables for the industry according to Bloomberg and Thomson Reuters.

Our mergers and acquisitions team ranked first in Bloomberg and Thomson Reuters league tables for Brazil in terms of volume of announced transactions in 2016, with a total of 16 transactions. In Latin America, under the same criteria, we also ranked first in 2016, compared to fifth in 2015.

Our Brazilian equity capital markets division participated as bookrunner in numerous offerings in recent years. In 2016, we ranked third in equity issuances according to Bloomberg, with a total of five executed transactions.

In 2016, we also played an important role in the international and domestic debt capital markets for Brazilian issuers. In the international debt capital markets, we acted as coordinator in 14 out of 16 transactions involving Brazilian corporate issuers, thereby achieving a leadership position in this market with U.S.$20.25 billion raised for clients during the year. In the domestic market, we participated in 28 transactions, which raised a total of R$10 billion in funding for companies. Among the long-term fixed income issues, we achieved a 9% market share in 2016 and ranked fourth in the relevant ANBIMA rankings.

Our project finance team has advised and structured the most important projects in recent years in several sectors of the economy. The Santander Group is one of the main players in project finance around the world. For the seventh time in the last eight years Santander Brasil is the leader in the Brazilian market, as evidenced by ANBIMA’s financial advisors ranking in 2015. In Latin America, we are the leading bank in project finance, according to Dealogic rankings for 2016.

In 2016, our Brazilian project finance team acted as financial advisor and/or lender in relation to 38 wind energy projects with a total output exceeding 1,000 megawatts. Our Brazilian project finance team also acted as advisor and lender of the second largest photovoltaic complex under construction in Brazil, which consists of seven projects with a total output of 210 megawatts and, finally, we advised on and financed four hydroelectric projects with a total output of approximately 794 megawatts.

We also acted as lead financial advisor to the principal winner of the largest auction held by the Brazilian National Electric Energy Agency (Agência Nacional de Energia Elétrica), or “ANEEL.” As part of this auction, ANEEL offered concessions regarding approximately 13,300 kilometers of transmission lines for an estimated capital expenditure of R$25 billion. In April 2016, our client won the bid for the largest offered lot, a transmission line with an extension of 1,100 km in Northern Brazil for a capital expenditure of R$1.9 billion. In October 2016, other important clients of GCB team won three offered lots, totaling R$2.4 billion in investments and 1,065 km of transmission lines, including the largest lot of the auction. These transactions demonstrate Santander Brasil’s outstanding position in project finance advisory services.

In 2016, we have also offered, through our structured lending division, and our asset and capital structuring division, several structured financing solutions, allowing our clients to execute their strategic investment plans.

In 2016, we performed strongly in transactions involving the BNDES, as demonstrated by the fact that BNDES disbursed R$3.86 billion to our wholesale clients (clients with revenues above R$90 million per year). Further, we achieved a 17.6% market share, compared to 14.2% in 2015. We also performed strongly in Multilateral and Export Credit Agencies transactions in Brazil, arranging transactions totaling R$5.03 billion for our clients in 2016. Further, we achieved a 25% market share in Latin America and first place in the Dealogic Global Trade Finance Review ranking for 2016. In addition, we retained our position as first bank in the IFC’s ranking for total committed portfolio volume in the B-Loan category in 2016.

In 2016, our equities department integrated the equity, derivatives and futures’ teams of our brokerage house, and Research. The objective behind this integration was to offer the best advisory and expand the range of investment services for individual, corporate and institutional clients. With 19 analysts and a coverage universe of more than 155 companies in Latin America, 329 events and conferences were offered to clients.

In addition to order execution services, Santander Corretora has developed its own portfolio of products and services, increasing its number of proprietary Recommended Portfolios to a total of ten (each suited to different investment profiles). Improvements have also been made in user experience, such as the implementation of a system enabling us to investment suggestions directly to the customers’ mobiles.

We also offer, through our treasury sales team, foreign exchange products, OTC derivatives and investments to all of our clients, including institutional investors, corporate clients and individuals. We have an effective coverage, based on teams, which are specialized in each of these segments, as well as structuring and products teams that work to create and maintain a portfolio that allows us to offer our customers the most innovative solutions available in the market.

In 2016, our treasury sales team maintained its first-rank position in foreign exchange products according to the Brazilian Central Bank, with a 14.3% market share. In 2016, we also won the “Best Performance House, Brazil” category in the structured transactions certificates (Certificados de Operações Estruturadas), or “COE,” and guaranteed capital fund by Structured Retail Products) and we also maintained our third-rank position in COEs, according to CETIP.

Proprietary Trading

Our proprietary trading division is responsible for the management of our proprietary books and the establishment of a relevant presence as a leading liquidity provider across local and foreign markets.

Distribution Network

Our distribution network provides integrated financial services and products to our customers through a variety of channels, including branches and mini-branches (or PABs), ATMs, call centers, the internet and mobile banking. The following table presents our principal distribution network as of December 31, 2016:

As of December 31, 2016
Branches	2,254
PABs	1,167
ATMs	13,806

Branch Network

Our branch network offers all of our products and services to our customers. As of December 31 of 2016, we had a network of 2,254 full service branches throughout Brazil, 85.71% of which were concentrated in the Southeast and South regions.

The table below shows the geographic distribution of our network throughout Brazil, as of December 31, 2016:

	Branches	PABs	ATMs
Central West	100	65	553
Northeast	183	118	1,230
North	39	40	290
Southeast	1,627	815	10,124
South	305	129	1,609
Total	2,254	1,167	13,806

The following map shows the geographic distribution of our branch network, each region’s share of 2014 GDP and our market share as of December 31, 2016, according to the Brazilian Central Bank. Market share is calculated by dividing the number of our branches in the region by the number of branches for all principal banks in such region:

Source: GDP - IBGE 2014 / Market Share – Brazilian Central Bank December 2016

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

ATMs

We operate an extensive network of 13,806 ATMs, including those located in our branches and PABs. In addition, our customers have access to the “Banco24Horas” network, which operates 19,868 ATM units. Through this network, our customers are able to access their accounts and conduct banking transactions, as well as purchase most of the products and services available in our portfolio. In 2016, the implementation of digital biometrics technology in our ATMs was accelerated, achieving 100% coverage of our ATMs and 6.3 million clients registered their biometric information to allow account access and provision of services through biometric access procedures. This allows our customers to execute ATM transactions faster and safer, without the need for presenting cards or passwords.

Call Centers

Our call centers provide our customers with the opportunity to make inquiries execute payment transactions and apply for products and services, such as personal loans. Our call centers are also an important distribution channel that offers our clients additional products and services. The following table presents summarized operating statistics of our call centers for the periods indicated.

	As of December 31,			Change, December 31, 2016 vs. December 31, 2015
	2016	2015	2014	Change	%
Number of individual customers (in thousands)	1,733	2,076	2,155	(343)	(17.0)%
PAS(1)	3,472	3,428	3,278	44	1.3%
Headcount	5,248	5,344	5,194	(96)	(1.8)%
Percentage of using customers per month	20.1%	22.8%	23.5%	(2.7) p.p.	—

(1)	Work stations set up for call center activities.

Internet Banking

Internet banking enables customers to conduct banking transactions at their convenience, such as obtaining account information, financial transfers, contracting products and making payments. The following table presents operating statistics for our internet banking segment for the periods indicated.

	As of December 31,			Change, December 31, 2016 vs. December 31, 2015
	2016	2015	2014	Change	%
Number of individual customers (in thousands)	3,229	3,444	3,098	(215)	(6.2)%
Percentage of using customers	37.5%	37.9%	36.8%	(0.4) p.p.	—

Mobile Banking

In 2014, we launched a new application for individual customers, which gives clients access to consolidated information relating to all of their accounts, products and services via a single access platform. The application is a significant improvement in the user experience as it offers a simplified and intuitive function with mobile devices. In 2015, we made further improvements to the user experience by further simplifying intuitive functionality and making available to our customers fingerprint access to their consolidated information through certain smartphones.

We continued to improve the application in 2016 by updating it with the inclusion of new services and products. We have also integrated the application with our customer relationship management system, enabling us to offer targeted products to customers and to undertake customized advertising campaigns.

The following table presents operating statistics for our mobile banking segment for the periods indicated.

	As of December 31,			Change, December 31, 2016 vs. December 31, 2015
	2016	2015	2014	Change	%
Number of individual customers (in thousands)	3,618	2,027	1,166	1,591	78.0%
Percentage of using customers	42.0%	34.4%	14.0%	7.6 p.p.	—

Customer Funding

Since we are primarily a commercial bank, customer deposits are our main source of funding. These deposits, combined with capital and other instruments, enable us to cover our liquidity needs and legal reserve requirements. As of December 31, 2016, customer deposits amounted to R$247.4 billion, representing 56.9% of total funding, which amounted to R$434.7 billion.

For further discussion of our funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Funding.”

Technology and Infrastructure

One of our key goals is to become a true digital bank, capable of providing customers and employees with products and services via internet and mobile banking in a manner which is easy to handle. To achieve this goal, we have released a new application called “Santander Way” developed for the credit card and payments market which, among other functionalities, is aimed at improving our customer interface and allows our customers to manage their expenditure, limits, and unlock their credit cards to be able to use them abroad.

In order to serve our customers effectively, to improve our profitability and grow our business, we continuously invest in new technology and renewal of equipment and infrastructure. We believe that proper management of technology is key to the efficient management of our business. Our technology platform focuses on our customers and supports our business model. We operate a modern global technology platform that is interconnected with the platform of the Santander Group, which allows us to serve our customers on a global scale, under a platform that is uniquely customer-centered. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Information Technology Platform.”

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

In 2014, we opened and concluded the migration of our operation to the new data center located in Campinas. During the course of 2015, we began the first cycle of disaster recovery plan, or “DRP,” tests of the data center. These tests consist of activating the alternative infrastructure, simulating a real disaster situation in the main Data Center, and evaluating the system’s availability to support critical business functions. In 2016, the fourth DRP test was successfully carried out.

In 2016, we introduced our new human resources interactive portal which includes new tools such as working hours management, team information and personalized alerts. In addition, we have introduced “Santander Pessoas,” an application which enables employees to clock in and out by geolocation, and review their pay slips and working hours. We also launched Academia Santander which is both a physical space and an online platform intended to spread knowledge among our employees regarding strategic subjects such as innovation, digital culture and business unit management, among others.

Communications and Marketing

Santander Brasil’s strategy is focused on close and transparent customer relations, which requires that communication and marketing play a vital role in our business. Tools such as advertising, social networks, sponsorships, events and institutional publications represent our activities, products and services, and our strategy for the promotion of our way of doing business.

In 2016, we conducted a comprehensive review of our communications processes, standards and practices, both internal and external, as part of the “What can we do for you today?,” an initiative which is designed to help Santander Brasil to achieve the following goals: (i) show customers that we understand their needs and are always in search of the best solutions for them; (ii) promote an organizational culture focused on customer service; and (iii) reinforce our ongoing commitment and effort to stay contemporary.

Sponsorships and Culture

Our sponsorship initiatives are focused on two areas: (i) entrepreneurship, and (ii) democratization of the access to outdoor culture and physical activities.

In entrepreneurship, we sponsor “Endeavor,” a non-profit organization focused on the development of entrepreneurship. During 2016, we also sponsored “Taste of São Paulo,” the first edition of an international gastronomic festival in Brazil, with the aim of generating business for entrepreneurs in this segment.

Regarding access to culture, we sponsor the “Museu do Amanhã,” an interactive science museum in Rio de Janeiro with a focus on education. The museum has received over one million visitors during its first year of operation. It also accounts for the revitalization of an old neighborhood in the city. We have also sponsored the art gallery of Claudia Andaujar, at the Instituto Inhotim in the state of Minas Gerais, since 2015. In 2016 we also began sponsoring the largest greenhouse at the Jardim Botânico of Inhotim. We also inaugurated the Teatro Santander, a cultural space for musicals with large casts, concerts, shows, and plays in the first quarter of 2016. In its first nine months of operation, the theater received more than 150,000 viewers.

In terms of outdoor physical activities, we sponsor the “Academias ao Ar Livre,” or outdoor gyms in both São Paulo and Rio de Janeiro. These outdoor gyms feature bodybuilding equipment as well as physical education professors to direct activities. In addition, the “Estações de Ginástica” also make available gym equipment in urban areas, such as São Paulo, Rio de Janeiro, and Goiânia. Still in 2016 we sponsored the “Caminhada da Paz,” in São Paulo, with a route that includes installations promoting peace.

We also sponsor two sports initiatives that are connected with the Santander Group: a major South American soccer tournament (Copa Libertadores da América) for which we are the official bank, and Scuderia Ferrari Formula One team, which we have sponsored since 2010.

In 2016, our “Santander Cultural” initiative celebrated its 15th anniversary. Housed in a historical building in Porto Alegre, in the state of Rio Grande do Sul, it operates in visual arts, cinema, and music, in addition to initiatives in the areas of education and knowledge. Throughout this period, Santander Cultural promoted 70 art exhibitions, 700 music shows, 3,100 films, and art workshops, as well as supporting a library housing document archives that preserve 15 thousand banking items. The “Santander Cultural” initiative has already attracted over 5 million visitors. Lastly, the Santander Brasil collection acts to preserve, promote and disseminate both the visual arts and institutional heritage of Santander Brasil.

Communication and Events

We relate to all of our stakeholders via a number of platforms. For example, we utilize social networks to establish dialog on issues of common interest as a means of increasing the engagement and involvement of the followers of our brand. Using this model, Santander Brasil amassed around 2.7 million fans on Facebook, 173,000 followers on Twitter and 38,000 followers on Instagram in 2016. The Annual Report, drawn up in accordance with Global Reporting Initiative (GRI) standards, is another important communication tool for our different stakeholders. We also issue quarterly reports to the market, including releases to shareholders, while using communications channels and tools available to us – intranet, our institutional website, the shareholder portal, public relations experts and events – to interact with our audiences.

Sustainability

Our sustainability strategy is based on three pillars, which are aligned with our business and Brazil’s development priorities: (i) social and financial inclusion; (ii) education; and (iii) social and environmental businesses and management.

Social and Financial Inclusion

·	Our microcredit unit, which is the largest among privately-owned banks in Brazil based on market share and portfolio value, provided financing totaling approximately in 2016, R$602.4 million for more than 148,000 active customers / operations.

·	We have invested in programs to guarantee the rights of children, adolescents and the elderly in municipalities throughout Brazil. The Programa Amigo de Valor, for instance, allows Santander Brasil, as well as our employees and customers to transfer part of their owed income tax directly to the Child and Adolescent’s Rights Funds. In 2016, this program raised funds totaling R$10.5 million, which were directed to 36 projects throughout Brazil.

·	The Programa EscolaBrasil, a corporate volunteering program focusing on public schools, is present in 183 partner schools. In 2016, there were 438 voluntary actions, 56 of which focused on financial education. Over 9,000 employees, family members, friends and partners participated in the program.

Education

·	We support higher education. We are the most active private institution in Brazil in this segment, and we have partnerships with universities and their value chain (students, young professionals, teachers and administrative staff). In 2016, we maintained 389 partnerships with universities. In 2016, Santander Universidades Brasil, has granted more than 34 thousand scholarships and invested R$27 million in scholarships for higher education.

·	Universia is the largest university collaboration network in Latin America, which has been sponsored by Santander, comprising 1,407 higher education institutions in 23 countries. Its aim is to promote employability, training, entrepreneurship and innovation. The partner universities comprise a total of 19.9 million students and teachers from various countries of Latin America and the Iberian Peninsula. In Brazil, there are 404 participating institutions, comprising 5.8 million students and teachers, which account for 76% of the Brazilian higher education system.

Social and Environmental Businesses

We offer products, services and programs which promote the development of our customers’ businesses in more sustainable ways, namely:

·	In 2016, social and environmental funding, which includes Retail Banking, “Santander Financiamentos,” Corporate Banking and Agribusiness, has amounted to approximately R$1.2 billion, in 6,968 contracts.

·	For individuals, we offer products related to accessibility, renewable energies and cleaner processes. In 2016, 4,731 people benefited from these credit lines.

·	For SMEs, we finance projects to mitigate the social and environmental impacts of our customers’ businesses through (i) reduction of water and/or energy consumption, (ii) adoption of renewable energy sources, (iii) waste management efficiency and (iv) corporate governance.

·	We have signed an agreement with the European Investment Bank to make a credit line available to SMEs in certain conditions (i.e., the beneficiaries must be companies with up to 3,000 employees and revenues between R$30 million and R$200 million) pursuant to which we disbursed a total of R$454.8 million in 2016. Through “Santander Financiamentos,” we accredited partners who offer our lines of credit to their final customers that invest in projects related to renewable energies, energy efficiency/solutions and efficient water usage. These lines of credit are offered to both our account-holding and non-account holding customers, who can repay the line of credit in 60 monthly instalments.

·	In 2012, we launched the “Santander Sustainable Agriculture Program” (“SSAP”) which aims to promote a low-carbon economy by seeking alternatives to traditional methods of agriculture and livestock rearing based on a balance between economic, social and environmental issues. The SSAP empowers farmers and other related professionals by assisting them in (i) addressing technical issues relating to soil, water, waste, energy and climate change, as well as financial and legal matters, (ii) creating awareness among customers about the Brazilian Forest Code and the Rural Environmental Registry, (iii) fostering innovation by offering lines of credit to finance equipment and services with a reduced environmental impact, (iv) disseminating and encouraging the production of knowledge and good business practices in relation to the aforementioned issues and (v) articulating partnerships with companies engaged in promoting progress towards sustainability in the sector. In 2016, more than R$367 million were awarded and more than 280 clients received awareness training regarding environmental issues and best practices in agribusiness.

·	In 2015, we launched the “Produzindo Certo” program. We, Bayer CropScience, Unilever and Yara Fertilizers entered into a partnership for the purpose of encouraging soybean producers to comply with high environmental and social sustainability standards. The program supports soybean producers in obtaining the “Round Table Responsible Soy” certification (“RTRS”). The RTRS is aligned with the Stockholm Convention, which regulates the use of agrochemicals in the world. Our role is to offer a differentiated service to these producers, offering and approving lines of credit to finance agricultural activities through our “Rural Credit,” “Certificate of Rural Product” or BNDES loan programs. In this first phase (2015 harvest period) of the program, 186,000 tons of soybeans were certified, over R$2 million were committed to assist producers in complying with high social and environmental standards, more than 2,000 hectares of native vegetation were regenerated and a total of 62 farm owners were engaged in the program and are currently implementing improvements in their practices.

·	We have worked on an issuance of green bonds for the Suzano Papel e Celulose, a major Brazilian pulp and paper producer, in an aggregate principal amount of €500 million with a 10 years maturity. The company will use part of the resources to finance projects involving forest management, water treatment, reduction of the consumption of water and chemicals and will involve mainly the factories in Imperatriz in the state of Maranhão and Mucuri in the state of Bahia.

Commitment to Addressing Climate Change

Our commitment to climate change initiatives is based on three pillars:

·	Responsibility for our impact on the environment:

·	In the period from 2011 to 2015, we reduced our total energy consumption by 11%. In 2016, our energy consumption decreased by 13%, compared to 2015 and our long-term goal is to continue to reduce it, by 9% based on 2015 levels by 2018.

·	We have developed contingency plans of business branch network for occurrences related to climate change, catastrophes and natural disasters. These plans are a result of a study which anticipates the vulnerabilities of our activities due to possible water shortages and price changes and availability of energy on account of climate change.

·	Low carbon business: structuring solutions for financing a low carbon economy, with focus on renewable energies and sustainable agriculture.

·	Engagement and Transparency: Santander Brasil’s commitment to fighting climate change was reaffirmed in Paris during the COP 21, a global meeting which brought together leaders from the government, business and not-for-profit sector. In addition we participate in business discussion forums with a view to the advancement of climate-friendly business practices and policies in Brazil, such as CT Climate organized by the Brazilian Business Council for Sustainable Development. Alongside eight other major Brazilian and international banks, we have joined a pilot program for the evaluation of the possible impact of droughts on credit portfolios, which is led by the German cooperation agency (Deutsche Gesellschaft für Internationale Zusammenarbeit) and the United Nations Environment Program Finance Initiative. Finally, we participate in a project led by FEBRABAN to quantify the volume of resources allocated by the

Brazilian financial sector in the green economy, which includes the resources allocated to sectors essential to the transition to a low-carbon economy.

Socio-Environmental Responsibility Policy

In December 2014, our executive committee and board of directors approved our Social and Environmental Responsibility Policy (“PRSA”). The PRSA follows the guidelines of Resolution No. 4.327/14 of the National Monetary Council and Normative Instruction SARB No. 14 of FEBRABAN. We implemented the PRSA in February 2015. The PRSA establishes principles and guidelines and consolidates specific policies and procedures for our social and environmental practices in business and in the relationship with stakeholders, including risk management, impacts and opportunities. In 2016, PRSA’s governance was consolidated through the implementation of a panel of indicators, which is monitored by a multi-departmental group within Santander Brasil.

Sustainability in the Management of Suppliers

Since 2007, our relationship with our suppliers has been supported by the guidelines of the Global Compact, an initiative of the United Nations to promote best practices in human rights, labor relations, environment and anti-corruption. We have incorporated these guidelines in our supplier contracting process.

During the approval process, potential suppliers are evaluated on technical, administrative, legal and social and environmental aspects. For all suppliers which are considered critical, we have an Index of Supplier Qualification (IQF). In the formalization of the supply of a service or purchase of goods, we use contracts that have clauses of social and environmental responsibility aligned with the Global Compact guidelines.

In 2016, we also implemented the Corporate Milestone of Agreements with Third Parties and Suppliers Control, which establishes guidelines governing our relationship with our suppliers with a view to mitigating the risks (in terms, for example, of compliance, sustainability and reputation, among others) involved in these relationships.

Recognitions

Our sustainability strategy and practices have been recognized by the inclusion of Santander Brasil, for the seventh consecutive year, in the portfolio of the Índice de Sustentabilidade Empresarial - “ISE” (Business Sustainability Index), of BM&FBOVESPA. The ISE highlights companies with recognized commitment to social responsibility and business sustainability, in addition to acting as a promoter of best practices in the business community.

Other recognition in 2016 included:

·	Climate Disclosure Leadership Index (CDLI): we were recognized as one of the leading companies in the Carbon Disclosure Project;

·	EXAME Sustainability Guide, which included us as one of the companies featured in its April publication; and

·	Spanish Chamber of Commerce in Brazil Award of Sustainability: our activities in microcredit were recognized in the United Nations Sustainable Development Goals category.

Insurance Coverage

We maintain insurance policies that we renew annually in order to protect our assets. All of our branches, affiliates and administrative buildings are insured against loss caused by fire, lightning, explosions and other all risks policy coverage. Such coverage establishes reimbursement for the asset replacement value.

We also maintain an insurance policy against third-party damage to our properties.

Additionally, we maintain a directors and officers, or “D&O” insurance policy for our management against third-party complaints regarding management acts. There are insurance policies against crimes, employee dishonesty and damages arising out of public offerings.

We also maintain an insurance policy against hacker attacks and cyber-crimes.

Dependence on Patents, Licenses, Contracts and Processes

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

As of the date of this annual report, we own 632 trademarks in Brazil, 440 of which are owned by Santander Brasil, with the remaining 192 owned by other companies of the Group.

The major trademarks we use, including, among others, the “Santander” and “Banco Santander” brands, are owned by the Santander Group. One of the Santander Group’s affiliates granted us a license to use such brands. All material trademarks for our business are registered or have been submitted to INPI by us or by the Santander Group.

We also own the principal domain names used in our business, which include:

(1)	www.santanderbrasil.com.br;

(2)	www.bancosantander.com.br;

(3)	www.bsantander.com.br;

(4)	www.corretorasantander.com.br;

(5)	www.gruposantander.com.br;

(6)	www.santander.b.br;

(7)	www.santander.net.br; and

(8)	www.santander.com.br.

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

The consolidation of the Brazilian financial sector in the recent past, with the merger of large banks and the privatization of state-owned banks, led to increased competition in the Brazilian market for banking and financial services. According to the Brazilian Central Bank, in December 2015 there were 133 universal banks, 21 commercial banks and 13 investment banks, along with several brokers, leasing companies and other financial institutions operating in Brazil. Between 2011 and 2016, the Brazilian economy grew less than in prior years while delinquency rates, inflation and currency depreciation increased. Consequently, financial institutions operating in Brazil intensified their efforts to hedge their exposure to credit risk by increasing their provisions for credit losses, moving their credit portfolio from products with larger spreads (and therefore, increased credit risk) to products with lower risks (and therefore, lower spreads) and shifting to a more conservative product mix.

Currently, there are five commercial financial institutions at the forefront of the Brazilian financial industry in terms of assets: Santander Brasil, Bradesco, Itaú Unibanco, Banco do Brasil and Caixa Econômica Federal. Together, these financial institutions accounted for 76.6% of the credit and 70.4% of the deposits available in the country in September 2016, according to the Brazilian Central Bank and the financial statements of the aforementioned banks.

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

As a result of the abovementioned changes, there was a significant increase of interest of the banks in efficiency improvement, aiming to offset, at least partially, losses resulting from the change in product mix and the decrease in credit spreads.

Public Sector

Despite the privatizations and consolidations in the banking industry, the Brazilian government still controls commercial banks at both the state and federal levels. In addition to their significant role as credit providers (with a 56.5% market share) and deposit takers (with a 53.2% market share), the state-owned banks also act as regional development agencies, with a strong position in markets such as housing and rural credit.

The three main financial institutions controlled by the federal government are:

·	Banco do Brasil, a full service bank that offers a wide range of products to the public and private sectors, and runs public rural loans programs. It is the main financial agent of the Brazilian government;

·	Caixa Econômica Federal, a full service bank, mainly involved in deposit taking, housing credit and urban infrastructure development; and

·	BNDES, a development bank which offers credit lines of medium and long-term financing at competitive interest rates to the private sector, especially the industrial sector. It operates with direct or indirect financing, through the transfer of resources to other state or privately-owned financial institutions.

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

Market Share

The following table shows the market share of the four leading financial institutions in Brazil at the dates indicated:

	Santander Brasil	Bradesco	Itaú Unibanco(*)	Banco do Brasil
	(In percentage)
Total Assets(1)	8.1%	15.6%	17.2%	17.8%
Total Lending(2)	8.3%	12.6%	11.7%	21.0%
Total Deposits(2)	7.6%	12.4%	12.1%	16.1%
Demand Deposits(2)	5.6%	11.8%	14.2%	24.5%
Savings Accounts(2)	5.4%	14.6%	14.9%	22.8%
Time Deposits(2)	9.7%	11.0%	9.5%	8.8%

	Santander Brasil	Bradesco	Itaú Unibanco(*)	Banco do Brasil
	(In percentage)
Mutual Funds(3)	7.7%	22.7%	21.7%	22.4%
Retail(3)	9.1%	13.0%	18.1%	37.4%

(*)	Itaú Unibanco Holding S.A. without Latin America (excluding Brazil) operations

(1)	According to the Brazilian Central Bank’s IF data as of September 2016.

(2)	According to the Brazilian Central Bank, reported and presented in accordance with Brazilian GAAP (December 2016).

(3)	According to ANBIMA (December 2016).

Credit Market in Brazil

There has been a steady increase in credit penetration in Brazil since 2003, but it is still at a level below that of other developed and emerging markets. However, after a decade during which credit penetration more than doubled compared to GDP, the pace of growth slowed down between 2014 and 2016. The following charts show total credit as a percentage of GDP:

Total Credit as a percentage of GDP

Sources: The graph on left is based on data from the Brazilian Central Bank. The graph on the right is based on data from the Bank for International Settlements on “Credit to non-financial sector” and takes into account lending from all sectors to the private non-financial sector as of September 30, 2016.

The Brazilian credit market is based on two types of loans:

·	mandatory or earmarked credit, which is subject to government-controlled interest rates and follows rules for funding and destination defined by law; and

·	market-based credit, which is not subject to any constraints regarding interest rates, funding or resource allocation.

By the end of December 2016, 50.1% of the R$3,105 billion of total credit outstanding in Brazil was market-based credit, of which 50.1% was loans to individuals and 49.9% was corporate loans:

	2016	2015	2014
	(in billions of reais)
Total Credit Outstanding	3,105	3,219	3,017
Earmarked Credit	1,549	1,582	1,441
Market-Based Credit	1,556	1,637	1,577
Corporate	747	832	793
Individuals	809	805	783

Source: Brazilian Central Bank.

Retail Credit

According to the Brazilian Central Bank, the total outstanding market-based credit for individuals increased at an average annual compounded rate (“CAGR”) of 5.3% between December 2011 and December 2016, reaching R$808.8 billion or 26.1% of all the loans in Brazil.

The following table shows the evolution of the main retail credit products offered to individuals:

	2016	2015	2014	Change between December 31, 2016 vs. December 31, 2015
	(in billions of R$, except percentages)
Overdraft Accounts	23.3	24.6	24.5	(5.5)%
Payroll Loans	287.6	273.9	252.2	5.5%
Personal Credit	101.7	105.6	101.0	(5.4)%
Credit Card	184.9	172.7	160.8	6.6%
Autos	144.8	162.7	187.2	(11.1)%
Mortgage Financing (only individuals)	534.3	499.6	431.6	7.0%
Rural Credit (only individuals)	162.5	153.7	145.6	5.7%
Others	121.3	118.7	109.2	3.1%
Total	1,560.5	1,512.3	1,412.1	3.2%

Source: Brazilian Central Bank.

Even with the economic recession in the 2015-2016 biennium, the housing and real estate financing market continued to grow. According to the Brazilian Central Bank, the ratio of mortgage loans to GDP increased from 4.3% in December 2011 to 8.4% in December 2016. Housing and real estate financing represents approximately 34.2% of the retail credit market in Brazil according to the Brazilian Central Bank. As of December 31, 2016, our market share was 5.1%.

Historically, the costs of market-based loans in Brazil have always been high, due to the lack of competition and high default rates. A safer and more attractive market-based loan for individuals is the payroll loan. As its payments are deducted directly from the borrower’s paycheck, it is considerably less risky and, therefore, has lower interest rates than unsecured consumer credit, and presented a CAGR of 12.5% between December 2011 and December 2016. As of December 31, 2016, payroll loans represented approximately 18.4% of the retail credit market in Brazil. As of December 31, 2016, we had 6.5% of the market share in payroll loans, according to the Brazilian Central Bank.

The auto financing market has very competitive interest rates and the market’s ability to access a low-cost source of funding is an important advantage. Thus, this market has been dominated by the large retail banks, which gradually assumed the business from the automakers’ lending arms. As this product is secured by the asset being financed, it tends to have lower default rates than other market-based products. As a result of deteriorating economic conditions in Brazil, the auto financing portfolio decreased by 11.1% in 2016. As of December 31, 2016, we ranked first in the auto finance market, with a market share of 20.8%, according to the Brazilian Central Bank.

The credit card market has relatively high default rates and, as a result, higher interest rates than other market-based products. This market is dominated by the large retail banks, operating their own labels associated with international labels (such as Visa and MasterCard). In November 2013, the Brazilian Central Bank began to regulate electronic payment services. It is expected that this supervision will help decrease the risk of electronic transactions and reduce related costs. As of December 31, 2016, we had 11.2% of the market share in credit cards, according to the Brazilian Central Bank.

Corporate Credit

According to the Brazilian Central Bank data, the amount of loans granted to companies has increased at a CAGR of 6.8% between December 2011 and December 2016, reaching R$1.5 trillion, or 49.7% of the country’s total lending. The main corporate products are the BNDES loans, which represent 17.8% of the country’s total lending, and working capital loans, that represent 10.4%.

Asset Management

According to ANBIMA, the asset management industry in Brazil increased at a CAGR of 11.2% between December 2011 and December 2016, reaching R$3.3 trillion of total assets. Retail funds represent 16.2% of this total, or R$530.0 billion. The largest players of the market are the large financial conglomerates and their main clients are institutional investors, including pension funds, insurance companies and private banking clients. As of December 31, 2016 we had a 7.7% market share with regard to assets under administration, according to ANBIMA.

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian financial system was established by Law 4,595, of December 31, 1964, as amended from time to time (the “Banking Reform Law”). The Banking Reform Law created the CMN, responsible for establishing the general guidelines of the monetary, foreign currency and credit policies, as well as regulating the institutions of the financial system.

Principal Regulatory Agencies

CMN

The CMN oversees the Brazilian monetary, credit, budgetary, fiscal and public debt policies. The CMN is formed by the president of the Brazilian Central Bank, the Minister of Planning and the Minister of Finance and is chaired by the Minister of Finance. Pursuant to the Banking Reform Law, the CMN is the highest regulatory entity within the Brazilian financial system, authorized to regulate the credit operations of Brazilian financial institutions, to regulate the Brazilian currency, to supervise Brazil’s reserves of gold and foreign exchange, to determine Brazilian savings and investment policies and to regulate the Brazilian capital markets with the purpose of promoting the economic and social development of Brazil. In this regard, the CMN also oversees the activities of the Brazilian Central Bank and the CVM.

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

Principal Limitations and Obligations of Financial Institutions

In line with leading international standards of regulation, Brazilian financial institutions are subject to a series of limitations and obligations. In general such limitations and obligations concern the offering of credit, the concentration of risk, investments, operating procedures, loans and other transactions in foreign currency, the administration of third-party funds and micro-credit. The restrictions and requirements for banking activities, established by applicable legislation and regulations, include the following:

·	No financial institution may operate in Brazil without the prior approval of the Brazilian Central Bank. In addition, foreign banks must be expressly authorized by a presidential decree to operate in Brazil.

·	A Brazilian financial institution may not hold direct or indirect equity interests in any company located in Brazil or abroad without prior approval of the Brazilian Central Bank. In addition, the corporate purpose of the company in which the financial institution invests shall be complementary or subsidiary to the activities carried out by the financial institution. The following do not depend on such prior approval: (i) equity interests typically held in the investment portfolios of investment banks, development banks, development agencies (agências de fomento) and full-service banks with investment or development portfolios and (ii) temporary equity interests not registered as permanent assets of the financial institution.

·	Brazilian financial institutions must submit for prior approval by the Brazilian Central Bank the corporate documents that govern their organization and operation, including but not limited to those related to capital increases, transfer of headquarters, opening, transfer or closing of branches (whether in Brazil or abroad), election of the members of the statutory bodies and any corporate restructuring or alteration in the composition of their equity control.

·	Brazilian financial institutions must fulfill minimum capital and compulsory deposit requirements and must observe certain operational limits.

·	A Brazilian financial institution may not own real estate, except for properties it occupies and subject to certain limitations imposed by the CMN. If a financial institution receives real estate, for example, in satisfaction of a debt, such property must be sold within one year, unless otherwise authorized by the Brazilian Central Bank.

·	Brazilian financial institutions must comply with the principles of selectivity, guarantee, liquidity and risk diversification.

·	A Brazilian financial institution cannot lend more than 25% of its Regulatory Capital (Patrimônio de Referência) to a single person or group.

·	A Brazilian financial institution cannot grant loans or advances to companies in which it participates with more than 10% of the company’s capital, to companies that it controls directly or indirectly and that are subject to common control with the financial institution in question or to individuals or companies which participate with more than 10% of the financial institution’s capital, in this last case unless specifically authorized by the Brazilian Central Bank. Also, loans or advances may not be granted to the executive officers, members of the board of directors or the fiscal council, to certain members of the families of such individuals, or to companies in which said individuals hold an interest of more than 10%.

·	The management of third-party assets must be segregated from other activities and must follow the regulations issued by the CVM.

·	The total amount of the funds applied in permanent assets of the financial institutions cannot exceed 50% of their adjusted stockholders’ equity.

·	Brazilian financial institutions must comply with anti-money laundering and anti-corruption regulations.

·	Brazilian financial institutions must implement policies and internal procedures to control their systems of financial, operating and management information, as well as their conformity to all applicable regulations.

·	Brazilian financial institutions must implement a policy for remuneration of board members and executive officers that is compatible with their risk management policies. At least 50% of the variable remuneration must be paid in stock or instruments based on stock and at least 40% of the variable remuneration must be deferred for payment at least three years in the future.

·	The Law of Banking Reform and specific regulations enacted by the CMN provide for the imposition of penalties on financial institutions in certain situations where applicable requirements, controls and requisites have not been observed. In addition, the Brazilian Central Bank may cancel the financial institution’s authorization to operate if the Brazilian Central Bank identifies at any time, in relation to a given financial institution: (i) habitual non-performance of the transactions considered to be essential for financial institutions, (ii) operational inactivity, (iii) non-establishment at the address provided to the Brazilian Central Bank, (iv) non-remittance to the Brazilian Central Bank for a period of more than four months, without acceptable justification, of the consolidated financial statements required by the applicable regulations, and (v) non-accomplishment of the business plan. The cancellation of an authorization for operation of a financial institution may only occur upon the establishment and processing of the appropriate administrative proceeding by the Brazilian Central Bank.

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

Further, in accordance with the international “phase-in” schedule for implementation of Basel III, the Brazilian Central Bank will also establish a long-term liquidity index to further control banks’ cash positions and its implementation is recommended as from 2018. In addition, in January 2017, the Brazilian Central Bank enacted a new rule amending the calculation method and procedures for disclosure of LCR information. The new regulation establishes a new possible stress scenario and for purposes of LCR retail includes spot and forward deposits.

LCR is a short-term liquidity ratio for a 30-day stress scenario. It represents the result of the division of the high quality liquidity assets by net outflows. High Quality Liquidity Assets are composed mainly by Brazilian federal government bonds and reserve requirements returns. Net Outflows are mainly composed by losses of deposits, offset in part by Inflows, which are mainly credits. In the months ending on October 31, November 30 and December 31, 2016, Santander Brasil had a surplus (difference between net assets and net cash outflows) of R$32.1 billion, which resulted in an LCR of 174%, above the regulatory requirement of 70%.

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

Systemically Important Financial Institutions

The assessment of the global systemic importance of financial institutions (“IAISG”) comprises the index of systemic importance (“ISG”) and the aggregate of ancillary indexes established by regulations issued by the Brazilian Central Bank, which take into account, among other things, amounts relating to certain current and long-term liabilities, deposits, financial transactions and revenues. The Brazilian Central Bank adopted the same components set out by the Basel Committee to calculate the ISG, including (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services provided; (iv) global or cross-jurisdictional activity; and (v) complexity, with each of these components receiving an equal weight in the assessment.

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

Compulsory Reserve Requirements

Currently, the Brazilian Central Bank imposes a series of compulsory reserves requirements. Financial institutions must deposit these reserves with the Brazilian Central Bank. The Brazilian Central Bank uses these reserve requirements as a mechanism to control the liquidity of the Brazilian financial system for both monetary policy and risk mitigation purposes. Reserves imposed on time deposits, demand deposits and saving accounts represent almost the entirety of the amount that must be deposited at the Brazilian Central Bank.

Time Deposits (CDBs). The Brazilian Central Bank imposes a reserve requirement of 25.0% in relation to time deposits. Financial institutions must deposit an amount equivalent to the surplus of (i) R$3 billion for financial institutions with consolidated Tier 1 capital under R$2 billion; (ii) R$2 billion for financial institutions with consolidated Tier 1 capital between R$2 billion and R$5 billion; (iii) R$1 billion for financial institutions with consolidated Tier 1 capital between R$5 billion and R$15 billion; and (iv) zero for financial institutions with Regulatory Capital higher than R$15 billion. As from the end of April 2017, the reserve requirement on time deposits will be increased to 36.0% and the surplus will be calculated based on the following metrics: (i) R$3 billion for financial institutions with consolidated Tier 1 capital under R$3 billion; (ii) R$2 billion for financial institutions with consolidated Tier 1 capital between R$3 billion and R$10 billion; (iii) R$1 billion for financial institutions with consolidated Tier 1 capital between R$10 billion and R$15 billion; and (iv) zero for financial institutions with consolidated Tier 1 capital higher than R$15 billion.

Demand Deposits. As a general rule, the Brazilian Central Bank imposes a reserve requirement of 45% in relation to demand deposits.

Savings Deposits. The Brazilian Central Bank imposes a reserve requirement of 24.5% in relation to general savings deposits and 15.5% in relation to rural savings deposits. For financial institutions with consolidated Tier 1 capital under R$5 billion on December 31, 2014 such as us the result of the application of the reserve requirement rate must be discounted by R$100 million as from the calculation period of January 2 to January 6 of 2017 until the calculation period from January 2 to December 29 of 2017. In addition, a minimum of 65.0% of the total amount of deposits in savings accounts must be used to finance the housing sector.

Additional Deposit Requirements. The Brazilian Central Bank also stipulates an additional reserve requirement on deposits raised by full service banks, investment banks, commercial banks, development banks, finance, credit and investment companies, real estate credit companies and savings and loan associations, as amended in early January, 2017. These institutions are required to deposit on a weekly basis the sum of the following amounts: (i) 0% of the mathematical average of funds from time deposits and other specific amounts, subject to the reserve requirement; and (ii) 5.5% of the mathematical average of funds from savings accounts subject to the reserve requirement. These amounts must be discounted by: (i) R$3 billion for financial institutions with consolidated Tier 1 capital under R$3 billion; (ii) R$2 billion for financial institutions with consolidated Tier 1 capital between R$3 billion and R$10 billion; (iii) R$1 billion for financial institutions with consolidated Tier 1 capital between R$10 billion and R$15 billion; and (iv) zero for financial institutions with Regulatory Capital higher than R$15 billion. At the close of each day, the balance of such account should be equivalent to 100% of the additional reserve requirement.

Asset Composition Requirements

Permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred charges) of Brazilian financial institutions may not exceed 50% of their adjusted net equity, calculated in accordance with the criteria established by the Brazilian Central Bank.

Brazilian financial institutions may not have more than 25.0% of their Regulatory Capital allocated to credit and leasing transactions and guarantees extended to the same customer or group of customers acting jointly or representing the same economic interest. In addition, Brazilian financial institutions must comply with an exposure limit of 25.0% of their Regulatory Capital in connection with underwriting for or investments in securities of the same entity, its affiliates, or controlled or controlling companies. Repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution’s Regulatory Capital, as adjusted in accordance with Brazilian Central Bank regulations. A financial institution may carry out repurchase transactions in an amount of up to 30 times its Regulatory Capital. Within that limit, repurchase transactions involving private securities may not exceed five times the Regulatory Capital. Limits on repurchase transactions involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as determined by the Brazilian Central Bank.

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

In September 2016, the CMN enacted a new rule, which amends the regulation on repurchase transactions involving fixed-income securities. The recent changes to the regulation amend the list of the types of securities that may be subject to repurchase transactions by expressly including obligations issued by the International Finance Corporation and certain securities issued by leasing companies (Letras de Arrendamento Mercantil). It also removes the possibility of the Brazilian Central Bank adding to the list any securities not expressly listed in the regulation.

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

Brazilian Payment and Settlement System

The rules for the settlement of payments in Brazil are based on the guidelines adopted by the Bank of International Settlements, or “BIS,” and the current Brazilian Payment and Settlement System (Sistema Brasileiro de Pagamentos e Compensação or the “SPB”). The Brazilian Central Bank and CVM (in relation to transactions with securities) have the power to regulate and supervise this system. SPB is composed of systems for the clearing of checks, clearing and settlement of debit and credit electronic orders, transfer of funds and other financial assets, clearing and settlement of transactions involving securities, clearing and settlement of transactions carried out in commodities and futures, and others, collectively designated as Financial Market Infrastructures, as well as the payment arrangements and payment institutions.

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

Credit transactions of up to R$50,000 may be classified either by the financial institution’s own evaluation method or according to the number of days such transaction is past due, whichever is the more stringent. Credit classifications are required to be reviewed (i) monthly, in the event of a delay in the payment of any installment of principal or interest, in accordance with the maximum risk classifications; (ii) every six months, in the case of transactions involving the same customer, economic group or group of companies, the amount of which exceeds 5% of the adjusted net worth of the financial institution in question; and (iii) once every 12 months, in all circumstances, except in the case of credit transactions with a customer whose total liability is lower than R$50,000, the classification of which may be reviewed as provided above. Such R$50,000 limit may be amended by the Brazilian Central Bank from time to time.

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

In September 2016, the CMN enacted a new rule in order to include in the roll of databases allowed to receive credit performance information those managed by a group of entities that jointly have net equity equal or higher than R$70 million (excluding any amounts relating to the interest holding among such entities).

Collection of Bank Fees

The collection of bank fees and commissions is extensively regulated by the rules that seek standardization of the collection of bank fees and of the costs of credit transactions for individuals. According to these rules, bank services to individuals are divided into the following four groups: (i) essential services; (ii) priority services; (iii) special services; and (iv) specific or differentiated services. Banks are not able to collect fees in exchange for supplying essential services to individuals with regard to checking accounts, such as (i) supplying a debit card; (ii) supplying 10 checks per month to accountholders who meet the requirements to use checks, as per the applicable rules; (iii) supplying a second debit card (except in cases of loss, theft, damage and other reasons not caused by the bank); (iv) up to four withdrawals per month, which can be made at a branch of the bank, using checks or in ATM terminals; (v) supplying up to two statements describing the transactions during the month, to be obtained through ATM terminals; (vi) inquiries over the internet; (vii) up to two transfers of funds between accounts held by the same bank, per month, at a branch, through ATM terminals or over the internet; (viii) clearing checks; and (ix) supplying a consolidated statement describing, on a month-by-month basis, the fees charged over the preceding year with regard to checking accounts and savings accounts.

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

Late Payment Fees

In 2017, the CMN enacted a new rule on default payment fees charged by financial institutions, consumer credit companies (financeiras), and leasing companies which expressly limits the late payment fees charged by such entities to compensatory interest per day on the amount that is overdue, interest on arrears and fines on arrears. The new regulation will become effective in September 2017, and will be applicable only to transactions taking place after it becomes effective.

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

In January 2017, the CMN issued a new rule on revolving credit for financing of credit card bills which determines certain conditions and limitations to this type of financing. The regulation determines that revolving credit for financings of credit card bills may only be extended to clients until the due date of the following credit card bill. After this term, financial institutions must offer customers another type of financing with conditions more favorable than the ones typically found in the credit card market. Furthermore, the new regulation prohibits banks from offering this type of credit to clients who have already contracted one revolving credit for financing of credit card bills which was not repaid in a timely manner. The new regulation will become effective in April 2017.

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

Portability of Credit Transactions

In 2013, the Brazilian Central Bank regulated the possibility of financial institutions’ customers transferring their credit transactions from one institution to another. The regulation, which became effective in May 2014, established specific rules for such transfers, including, among others, the requirement that the amount and term of the transaction in the receiving financial institution must not be higher than the amount due and term of the original transaction.

Digitalization of Documents and Record Keeping

In March 2016, CMN enacted a new rule establishing a new regulation on digitalization of documents of operations and transactions carried out by financial institutions and other institutions authorized to operate by the Brazilian Central Bank. The new regulation authorizes those institutions to keep on their records digital documents instead of physical documents, provided that certain requirements to ensure the documents authenticity and validity are met such as recording if the physical document that originated the digital version was an original or a copy, the parameters to validate the document and select the technology used to ensure the security of the electronic documents, as well as the parameters to select the documents that will continue being kept as hard documents on the institution’s files.

Anti-Money Laundering Regulations

Under the Brazilian Anti-Money Laundering Law, it is a crime to conceal or dissimulate the nature, origin, location, availability, transaction or ownership of assets, rights or amounts resulting, directly or indirectly, from any criminal offense, as well as their use in economic or financial activity and the participation in a group, association or office while being aware that its principal or secondary activities are directed towards the practice of such acts.

The Brazilian Anti-Money Laundering Law also created the Conselho de Controle de Atividades Financeiras (the Council of Control of Financial Activities, or “COAF”), which operates under the jurisdiction of the Ministry of Finance. The purpose of the COAF is to investigate, examine, identify and impose administrative sanctions in respect of any suspicious occurrences of illicit activities related to money laundering in Brazil. The COAF is composed of individuals with recognized competence in this area, appointed by the Minister of Finance, all of whom are nominated by each of the following entities: (i) the Brazilian Central Bank; (ii) the CVM; (iii) the SUSEP; (iv) the National Treasury Attorney-General’s Office; (v) the Brazilian Federal Revenue; (vi) the Federal Intelligence Agency; (vii) Ministry of Foreign Affairs; (viii) the Ministry of Justice; (ix) the Federal Police Department; (x) the Ministry of Social Security; and (xi) the General Comptroller’s Office, one of whom will be the president, which shall be appointed by the President of Brazil on the basis of recommendations by the Minister of Finance.

Brazilian anti-money laundering legislation and applicable regulation issued by the CMN and the Brazilian Central Bank established that financial institutions must, among others:

·	keep up-to-date records regarding their permanent customers (including registration data, statements of purpose and nature of transactions, their financial capacity, as well as the verification of characterization of customers as politically-exposed individuals);

·	adopt policies, procedures and internal controls;

·	record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money, including specific registries of issuances or recharging of prepaid cards;

·	keep records of transactions or groups of turnover of funds carried out by individuals or entities belonging to the same group or financial conglomerate, in a total amount that exceeds R$10,000 in a calendar month or which reveal a pattern of activity, amount or form that suggests a scheme to avoid identification, control and registration;

·	review transactions or proposals the features of which may indicate criminal intentions; and

·	keep records of every transfer of funds related to, among others (a) deposits, wire transfers and checks, and (b) the issuance of checks and payment orders, in amounts that exceed R$1,000.

Brazilian financial institutions must inform COAF in the manner established by the Brazilian Central Bank, by the day following the date on which any of the following transactions, proposed or carried out, were verified:

·	transactions carried out or services provided, whose amount equals or is greater than R$10,000 and for which, considering the parties involved, the amounts, the forms of execution, the instrument used or the lack of economic or legal bases could characterize the existence of evidence of the crimes provided for in the Brazilian Anti-Money Laundering Law;

·	transactions carried out or services rendered that, based on their frequency, amount or form, could be aimed at deceiving the identification, control and record mechanisms;

·	transactions carried out by or services rendered to, regardless of their amount, the persons that recognizably have perpetrated or attempted to perpetrate terrorist acts or have participated in them or facilitated their practice, as well as the existence of funds that belong to or are directly or indirectly controlled by them or by entities that belong or are directly or indirectly controlled by such persons, as well as by persons and entities acting on their behalf or under their orders; and

·	any acts that are believed to be financing terrorism.

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

Financial institutions must also maintain specific records of the transactions in cash (deposit, withdrawal, withdrawal by means of a prepaid card or request of provision for withdrawal) so as to enable the identification of a deposit in cash, withdrawal in cash, withdrawal in cash by means of a prepaid card, or request of provision for withdrawal, of an amount equal to or greater than R$100,000 or that presents evidence of concealment or dissimulation of the nature, of the origin, of the location, of the disposal, of the movement or of the ownership of assets, rights and valuables, as well as issuance of cashier’s checks, TED (Electronic Available Transfer) or of any other instrument of transfer of funds upon payment in cash, for an amount equal to or greater than R$100,000.

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

Bank Secrecy

Brazilian financial and payment institutions shall also maintain the secrecy of their banking operations and services provided to their customers. The only circumstances in which information about customers, services or transactions of Brazilian financial and payment institutions may be disclosed to third parties are the following:

·	the disclosure of information with the express consent of the interested parties;

·	the exchange of information between financial institutions for record purposes;

·	the supplying to credit reference agencies of information based on data from the records of issuers of bank checks drawn on accounts without sufficient funds and defaulting debtors; and

·	the occurrence or suspicion that criminal or administrative illegal acts have been performed, in which case the financial institutions and the credit card companies may provide the pertinent authorities with information relating to such criminal acts when necessary for the investigation of such acts.

Complementary Law 105/01 also allows the Brazilian Central Bank or the CVM to exchange information with foreign governmental authorities, provided that a specific treaty has previously been executed.

The government of the Federal Republic of Brazil and the government of the United States of America executed an agreement on March 20, 2007, by means of which these governments established rules for the exchange of information relating to tax (“2007 Agreement”). Under the 2007 Agreement, the Brazilian tax authority would be able to send information it receives by virtue of Section 5 of the Bank Secrecy Law to the U.S. tax authority.

Auditing Requirements

The legislation and regulations issued by the CMN, CVM and BM&FBOVESPA determine that the periodic financial statements of financial institutions must be audited by independent auditors (individuals or legal entities) that are registered with CVM and who meet the minimum requirements set forth by the Brazilian Central Bank, and that the financial statements must be presented together with an independent auditor’s report. Our financial statements are audited in accordance with International Standards on Auditing with regard to Brazilian GAAP and also on the standards of the Public Company Accounting Oversight Board with regard to IFRS as issued by the IASB, as required by the SEC.

As result of the auditing work, the independent auditor must prepare the following reports: (i) audit report, issuing an opinion regarding the accounting statements and the respective explanatory notes, including regarding the compliance with financial regulations issued by the CMN and the Brazilian Central Bank; (ii) internal control system quality and adequacy evaluation report, including regarding electronic data processing and risk management systems, evidencing any identified deficiencies; (iii) legal and regulatory provisions non-compliance report, regarding those which have, or may have, material impacts on the financial statements or on the audited financial institution’s operations; (iv) limited assurance report, analyzing Santander Brasil’s Annual and Sustainability Report pursuant to the guidelines and requirements of the Global Reporting Initiative (“GRI”); and (v) any other reports required by the Brazilian Central Bank, CVM and BM&FBOVESPA. The reports issued by independent auditors must be available for consultation upon request by the overseeing authorities.

Independent auditors and the fiscal council when established, individually or jointly, must formally notify the Brazilian Central Bank of the existence or evidence of error or fraud, within three business days of the identification of the respective occurrence, including:

·	non-compliance with legal rules and regulations which places the continuity of the audited entity at risk;

·	frauds of any amount perpetrated by the management of the institution;

·	material frauds perpetrated by the institution’s employees or third parties; and

·	errors that result in major incorrectness in the financial statements of the audited entity.

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

For purposes of the financial statements prepared according to Brazilian GAAP, as from January 2017 all financial institutions and other institutions authorized to operate by the Brazilian Central Bank are required to create provisions for all losses related to financial guarantees issued by them.

Socio-Environmental Responsibility Policy

On April 25, 2014, the CMN enacted a new regulation establishing the guidelines for the implementation of socio-environmental responsibility policies at Brazilian financial institutions (each, a “Responsibility Policy”). The Responsibility Policy must guide the social and environmental actions of Brazilian financial institutions in conducting their businesses, their relationship with their clients and other users of their products and services. The Responsibility Policy must also guide the financial institution’s relationship with its personnel and with any others affected by the financial institution’s activities. In addition, the Responsibility Policy must provide for the management of social and environmental risks (which, according to the Brazilian Central Bank, represent one of the several categories of risk to which financial institutions are exposed). Financial institutions were required to have a Responsibility Policy, and an action plan to guide its implementation, in place by February 28, 2015, for financial institutions required to implement the Internal Process for the Assessment of Capital Adequacy (Processo Interno de Avaliação da Adequação de Capital, or “Icaap”) or up to July 31, 2015 for the remaining financial institutions.

We, as a financial institution required to implement the Icaap, have already developed our new Socio-Environmental Responsibility Policy in accordance with the guidelines established by the CMN for Brazilian financial institutions, as mentioned above.

Policy for Succession of Financial Institutions Managers

In November 2016, CMN enacted a new rule providing that Brazilian financial institutions and other institutions authorized to operate by the Brazilian Central Bank shall implement and maintain internal policies for succession of managers, applicable to higher levels of the institution’s management. According to such resolution, the internal policy shall encompass the procedures related to recruitment, promotion, appointment and retention of managers in accordance with the institution’s rules for identification, evaluation, training and selection of the candidates to management offices.

The policy must be approved by the Board of Directors (and in the absence of a Board of Directors, by the Executive Office), that is also responsible for supervising and controlling the procedures for planning, operationalization, maintenance and review of the policy (which will occur at least every five years). CMN granted a term of 180 days for the institutions to implement this policy.

Consumer Protection

Relationships between consumers and financial institutions are governed by Law 8,078, dated September 11, 1990 (“Brazilian Consumer Protection Code”), which grants consumers certain rights and sets forth measures to be observed by suppliers, which must be complied with by financial institutions. The Brazilian Consumer Protection Code sets forth as consumer rights, among others, the assistance/facilitation in the defense of consumer’s rights, including through reverse burden of proof in their favor, and possibility of judicial review of contractual provisions deemed abusive.

Furthermore, banking regulation establishes procedures that financial institutions must observe when contracting any transactions, as well as when rendering services. We may highlight the following as examples of said procedures:

·	to timely provide the necessary information to allow client’s and user’s free choice and decision-making process, including rights, duties, responsibilities, costs or advantages, penalties and possible risks when carrying out a transaction or rendering a service;

·	to timely provide, to the client or user, agreements, receipts, statements, advices and other documents related to the transactions and services, as well as the possibility of timely cancellation of the agreements;

·	formalization of an adequate instrument setting forth the rights and obligations for opening, using and maintaining a post-paid payment account;

·	to forward a payment instrument to the client’s or user’s residence or to enable the respective instrument only upon express request or authorization; and

·	identification of end users’ beneficiaries for payments or transfer in statements and bills of the payer, including in situations in which the payment service involves institutions participating in different payment arrangements.

In April 2016, the CMN amended the abovementioned regulation in order to exclude financial institutions operating exclusively via digital means from the scope of certain aspects of the regulation.

Policy for Relationship with Customers and Users of Financial Products and Services

In November 2016, CMN enacted a new rule providing the principles for Brazilian financial institutions and other institutions authorized to operate by the Brazilian Central Bank to deal with customers and users of financial products and services. According to this regulation, such entities shall comply with the principles of ethics, liability, transparency and diligence promoting the convergence of interests and the consolidation of the institutional image of credibility, security and expertise.

The policy must be approved by the Board of Directors (and in the absence of the Board of Directors, by the Executive Office) that is also responsible for the periodic review of the policy. CMN provided for a term of 360-days for the effectiveness of such new resolution.

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

The new framework aims at establishing a more effective and transparent ombudsman office that is able to provide better assistance to the financial institutions’ customers. An ombudsman office has the following attributions according the new regulation:

·	to provide last resort assistance in connection with customer claims that have not been resolved through the conventional customer service channels (including the banking correspondents and the Customer Service Attendance channel – SAC);

·	to act as a communication channel between the financial institutions and their customers, including for dispute resolution; and

·	to keep management informed of its activities.

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

Investment funds may not:

·	have more than 10% of their net worth invested in securities of a single issuer that is a publicly-held company (and that is not a financial institution), its controlling shareholders, subsidiaries and affiliates, or another investment fund;

·	have more than 20% of their net worth invested in securities issued by a financial institution (including the fund manager), its controlling shareholders, subsidiaries and affiliates; and

·	have more than 5% of their net worth invested in securities issued by an individual or private legal entity that is neither a publicly-held company nor a financial institution authorized to operate by the Brazilian Central Bank.

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

The Brazilian Central Bank imposes a limit on the total exposure in foreign currency transactions and transactions subject to foreign exchange fluctuation undertaken by Brazilian financial institutions, including branches abroad, and their direct and indirect affiliates. The limit is currently equivalent to 30.0% of the financial institution’s regulatory capital (Patrimônio de Referência), on a consolidated basis. The CMN, the Brazilian Central Bank and the Brazilian government may change the regulation applicable to foreign currency and foreign exchange transactions undertaken by Brazilian financial institutions in accordance with Brazil’s economic policy (including its foreign exchange policy).

In 2013, the Brazilian Central Bank issued two rules that have revoked and replaced the Regulation of Foreign Exchange and International Capital Market (Regulamento do Mercado de Câmbio e Capitais Internacionais, or the “RMCCI”) of the Brazilian Central Bank. These rules are intended to optimize and simplify regulation involving the foreign exchange market, Brazilian capital abroad and foreign capital in Brazil previously contemplated by the RMCCI. The new foreign exchange rules also aim to cover situations that were not contemplated in the prior regulations.

Foreign Investment in Brazilian Financial Institutions

According to the Brazilian constitution, the acquisition of equity interests by foreign individuals or legal entities in the capital stock of Brazilian financial institutions is forbidden, unless permitted by bilateral international treaties or by the Brazilian government by means of a Presidential decree. A Presidential decree issued on November 13, 1997, issued in respect of Banco Meridional do Brasil S.A. (our legal predecessor) allows 100% foreign participation in our capital stock. Foreign investors may acquire the shares issued by Santander Brasil as a result of this decree. In addition, foreign investors may acquire publicly traded non-voting shares of Brazilian financial institutions traded on a stock exchange or securities depositary receipts offered abroad representing shares without specific authorization.

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

There are no specific ratio or liquidity requirements under the Banks and Trust Companies Law, but the Cayman Islands Monetary Authority will expect observance of prudent banking practices, and the Banks and Trust Companies Law imposes a minimum net worth requirement of an amount equal to CI$400,000 (or, in the case of licensees holding a restricted category “B” or a restricted trust license, CI$20,000). As of December 31, 2016, CI$1 was equivalent to R$3.9745, according to the Brazilian Central Bank.

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

The establishment of our foreign subsidiary was approved by the Brazilian Central Bank on September 26, 2011, by the Spanish Ministerio de Economia y Hacienda on February, 6, 2012 and by the Bank of Spain on March 28, 2012. The remittance of resources to pay up the share capital of the subsidiary was carried out on March 5, 2012, totaling €748 million. Santander EFC has been operational since March 2012.

U.S. Banking Regulation

Volcker Rule

Section 13 of the U.S. Bank Holding Company Act of 1956, as amended, and its implementing rules (collectively, the “Volcker Rule”) prohibit “banking entities” from engaging in certain forms of proprietary trading or from sponsoring or investing in “covered funds,” in each case subject to certain exceptions. The Volcker Rule limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. The Volcker Rule also contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, as well as certain foreign government obligations, and trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. Banking entities such as Santander Brasil must bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement. In general, all banking entities were required to conform to the requirements of the Volcker Rule, except for provisions related to certain funds, and to implement a compliance program by July 21, 2015. In December 2014, the Board of Governors of the U.S. Federal Reserve (“Federal Reserve Board”) issued an order extending the Volcker Rule’s general conformance period until July 21, 2016 for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 (“legacy covered funds”). In July 2016, the Federal Reserve Board granted a final one-year extension of the general conformance period to July 21, 2017 for banking entities to conform ownership interests in and relationships with legacy covered funds. Banking entities such as Santander Spain must bring their activities and investments worldwide into compliance with the requirements of the Volcker Rule by the end of the conformance period. Santander Spain has assessed how the Volcker Rule affects its businesses, including Santander Brasil, and has brought its activities into compliance, with the exception of certain legacy covered funds activities. Santander Spain has further adopted the necessary measures to bring these legacy covered funds activities into compliance prior to July 21, 2017. Santander Brasil has adopted processes to establish, maintain, enforce, review and test the compliance program designed to achieve and maintain compliance with the Volcker Rule. Santander Spain’s non-U.S. banking organizations, including Santander Brasil, are largely able to continue their activities outside the United States in reliance on the “solely outside the U.S.” exemptions from the Volcker Rule.

Regulation of Swaps

Title VII of the Dodd-Frank Act provides for an extensive U.S. regulatory framework for OTC derivatives contracts, including swaps, security-based swaps and mixed swaps (generically referred to in this paragraph as “swaps”). Among other things, Title VII provides the Commodity Futures Trading Commission, or CFTC, and the SEC, with jurisdiction and regulatory authority over swaps, establishes a comprehensive registration and regulatory framework applicable to swap dealers, security-based swap dealers and other major market participants in swaps (referred to as “major swap participants” or “major security-based swap participants”), imposes clearing and execution requirements on many types of swaps, requires swap market participants to report all swaps transactions to swap data repositories and security-based swap data repositories and requires or will require higher margin payments for uncleared swaps as the uncleared swap margin rules are phased in from 2016 through 2020. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants are required to register with the CFTC or the SEC, or both, and are or will be subject to capital, margin, business conduct, recordkeeping, clearing, execution, reporting, and other requirements. The specific parameters of these requirements have been or will be implemented through CFTC, SEC and bank regulator rulemakings.

U.S. Anti-Money Laundering, Anti-Terrorist Financing, and Foreign Corrupt Practices Act Regulations

Santander Brasil, as a foreign private issuer whose securities are registered under the U.S. Securities Exchange Act of 1934, is subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”). The FCPA generally prohibits such issuers and their directors, officers, employees and agents from using any means or instrumentality of U.S. interstate commerce in furtherance of any offer or payment of money to any foreign official or political party for the purpose of influencing a decision of such person in order to obtain or retain business. It also requires that the issuer maintain books and records and a system of internal accounting controls sufficient to provide reasonable assurance that accountability of assets is maintained and accurate financial statements can be prepared. Penalties, fines and imprisonment of Santander Brasil’s officers and/or directors can be imposed for violations of the FCPA.

Furthermore, Santander Brasil is subject to a variety of U.S. anti-money laundering and anti-terrorist financing laws and regulations, such as the Bank Secrecy Act of 1970, as amended, and the USA PATRIOT ACT of 2001, as amended, and a violation of such laws and regulations may result in substantial penalties, fines and imprisonment of Santander Brasil’s officers and/or directors.

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

Intervention

An intervention can be carried out at the discretion of the Brazilian Central Bank in the following cases:

·	risk to the creditors due to mismanagement;

·	consistent violation of Brazilian banking laws or regulations; or

·	if the intervention is a feasible alternative to the liquidation of the financial institution.

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

Extra-judicial Liquidation

Extra-judicial liquidation is an administrative proceeding decreed by the Brazilian Central Bank (except that it is not applicable to financial institutions controlled by the Brazilian federal government) and conducted by a liquidator appointed by the Brazilian Central Bank. This extraordinary measure aims at terminating the activities of the affected financial institution, liquidating its assets and paying its liabilities, as in a judicially decreed bankruptcy. The Brazilian Central Bank will extra-judicially liquidate a financial institution if:

·	the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they become due, or upon the occurrence of an event that could indicate a state of insolvency under the rules of the Bankruptcy Law;

·	management seriously violates Brazilian banking laws, regulations or rulings;

·	the institution suffers a loss which subjects its unprivileged and unsecured creditors to severe risk; and/or

·	upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within ninety days or, if initiated, the Brazilian Central Bank determines that the pace of the liquidation may harm the institution’s creditors.

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

Extra-judicial liquidation procedures may be terminated:

·	by discretionary decision of the Brazilian Central Bank if the parties involved undertake the administration of the financial institution after having provided the necessary guarantees; or

·	when the final accounts of the receiver are delivered and approved and subsequently registered in the relevant public records; or

·	when converted into ordinary liquidation; or

·	when a financial institution is declared bankrupt.

Temporary Special Administration Regime (Regime de Administração Especial Temporária or “RAET”)

In addition to the intervention procedures described above, the Brazilian Central Bank may also establish a RAET, under Law 9447, dated March 14, 1997 combined with Law 6,024/74, which is a less severe form of the Brazilian Central Bank intervention in private and non-federal public financial institutions that allows institutions to continue to operate normally. The RAET may be ordered in the case of an institution which:

·	continually enters into recurrent operations which are against economic or financial policies set forth in federal law;

·	faces a shortage of assets;

·	fails to comply with the compulsory reserves rules;

·	reveals the existence of hidden liabilities;

·	experiences the occurrence of situations that cause receivership pursuant to current legislation;

·	has reckless or fraudulent management; or

·	carries out activities which call for an intervention.

The main objective of a RAET is to assist the recovery of the financial condition of the institution under special administration and thereby avoid intervention and/or liquidation. Therefore, a RAET does not affect the day-to-day business, operations, liabilities or rights of the financial institution, which continues to operate in the ordinary course of business. Measures which may be adopted by the institution include the transfer of assets, rights and obligations to other entities, and corporate restructuring of these entities, with a view to the continuity of the institution’s business or activities.

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

Recovery Plans for Systematically Important Financial Institutions

In June 2016, the CMN enacted stricter guidelines for the recovery plans (planos de recuperação) for systemically important Brazilian financial institutions. The new rule, which incorporate recommendations from the Financial Stability Board, aims to reestablish adequate levels of capital and liquidity and to preserve the viability of such institutions. The measures require, among others, that recovery plans identify their critical functions for the National Financial System, adopt stress-testing scenarios, define clear and transparent governance procedures, assess possible barriers to the entity’s recovery, as well as implement effective communication plans with key stakeholders. Financial institutions have until December 2017 to adapt their recovery plans to the new requirements.

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

Taxation

Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)

The IRPJ is calculated at a rate of 15.0%, plus a surtax of 10.0% which is levied on profits exceeding the amount of R$240,000 per year and the CSLL is calculated at a rate of 20.0% for financial institutions and 9.0% for companies, after adjustments determined by the tax legislation.

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

Tax on Services (ISS)

Each of the Municipalities of Brazil and the Federal District are responsible for establishing the applicable ISS rate which is charged on the value of services provided by us where we have branches or administrative centers. The rates vary from 2.0% to 5.0% and depend on the nature of the service.

On December 30, 2016, Complementary Law No. 157/2016 was enacted. This new legislation establishes a minimum rate of 2.0% for these types of taxes (without any reductions or deductions being permitted). Brazilian municipalities have until the end of 2017 to implement this law.

PIS and COFINS Tax Rates

PIS and COFINS (respectively, the profit participation contribution and the social security financing contribution, both of which are social contributions due on some revenues net of some expenses) payable by financial institutions and similar entities, as defined by law, are due at the rate of 0.65% and 4%, respectively. They are levied cumulatively on gross revenue billed, understood as the total revenues earned by the legal entity, net of certain expenses, such as funding costs.

The non-financial entities are taxed at the rates of 1.65% and 7.6% of PIS and COFINS, respectively, and are subject to non-cumulative incidence, which consists of deduction of certain expenses from the tax base as allowed by law.

Recent Amendments to the Brazilian Federal Tax Legislation

On May 14, 2014, Law No. 12,973 (the “2014 Tax Law”) was enacted, amending federal tax legislation with respect to IRPJ, CSLL, PIS and COFINS. The 2014 Tax Law governs the following matters, among others:

·	the tax effects connected with IFRS;

·	the revocation of the Transitory Tax Regime – RTT, which was implemented to temporarily neutralize the tax effects related to IFRS until the 2014 Tax Law was enacted;

·	the valuation of controlled companies using the equity accounting method, including new provisions for the tax treatment applicable to goodwill or to the discount paid upon the investment in those entities;

·	the tax regime applicable to profits, dividends and interest on net equity paid by Brazilian companies;

·	creation of a new regime for controlled foreign companies – CFC rules – and the consequent tax effects arising from income earned abroad by Brazilian subsidiaries or affiliates; and

·	a new tax base for PIS and COFINS for financial institutions that includes the revenues from core activities of these companies.

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

		0% on transactions with equity securities and certain debt securities, such as debentures and real estate receivables and agribusiness (CRI / CRA).

		1% per day on transactions with fixed income derived from federal, state, or municipal public and private bonds, and fixed income investment funds limited to certain percentages of the income raised from investment. This rate is reduced to zero from the 30th day following the acquisition date of the investment and on repurchase agreements carried out by financial institutions and other institutions authorized by the Brazilian Central Bank with debentures issued by institutions belonging to the same group (Decree 8,731/2016).

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

		6.38% on withdrawals abroad using credit or debit cards as from December 28, 2013.

		6.38% on purchase of travelers checks or loading of international prepaid card as from December 28, 2013.

		0% for outflow of funds related to the payment of principal and interest in connection with foreign loans and financings.

Transaction(1)	Maximum Legal Rate	Present Rate
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

The applicable rate is 1.10% for acquisitions of foreign currency (Decree 8,731/2016).

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

Common Reporting Standard

On December 28, 2016, Normative Ruling No.1,680 was enacted, introducing the Common Reporting Standard in Brazil. The Common Reporting Standard provides for certain account reporting obligations similar to those existing under FATCA. It was created in the context of the Organization for Economic Co-operation and Development’s Base Erosion and Profit Shifting project, which is aimed at reducing tax avoidance. Normative Ruling No. 1,680 applies to legal entities required to present the e-Financeira pursuant to Normative Ruling No. 1,571, dated July 2, 2016.

On the same date, the Normative Ruling No. 1,681 was enacted providing for the obligation to annually deliver the “Country to Country Statement,” an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service (“RFB”) as a measure to expand information exchange and improve the level of international tax transparency. This new regulation should not have any impact on Santander Brasil, since, as it is controlled by a legal entity resident in Spain, it is not required by the Brazilian regulation to present such statement.

Alterations Related to the Service Tax

On December 30, 2016, Complementary Law No. 157/2016 was enacted. This new legislation establishes a minimum rate of 2.0% for these types of taxes (without any reductions or deductions being permitted). Brazilian municipalities have until the end of 2017 to implement this law.

Tax Amnesty Program

On January 13, 2016, the Brazilian federal government enacted Law 13,254, complemented by Normative Ruling No. 1,627 of March 15, 2016, which introduced an amnesty program aiming at encouraging Brazilian taxpayers to voluntarily disclose to the tax authorities the Brazilian Central Bank unreported assets held abroad (the-so called Regime Especial de Regularização Cambial e Tributária, or “RERCT”) until December 31, 2014.

Under the RERCT, taxpayers that declare previously unreported foreign assets to the competent authorities (without the need to bring these back to Brazil) will (i) be subject to the payment of income tax and a fine in the total amount of 30% on the total tax amount due and (ii) benefit from an amnesty in relation to any potential related criminal proceeding, provided that the assets are of legal origin. In order to benefit from the RERCT, the interested taxpayers had to file specific forms with the Brazilian tax authorities and the Brazilian Central Bank. According to IN 1,627/2016, the deadline to apply for participation in the RERCT expired on October 31, 2016.

In March 2016, the Brazilian Central Bank issued a regulation establishing the necessary operational procedures to implement the RERCT, which include amendments to the foreign exchange rules in order to allow the necessary remittance of funds to implement the RERCT. The Brazilian National Congress is currently discussing a reopening of these programs.

Income Tax Levied on Capital Gains

On September 22, 2015, the Brazilian federal government enacted Provisional Measure No. 692/2015 (“MP 692”), recently converted into Law 13,259, of March 16, 2016 (“Law 13,259/16”), which introduced the application of progressive tax rates for income taxation over capital gains recognized by Brazilian individuals and by holders that are not domiciled in Brazil for purposes of Brazilian taxation (“Non-Resident Holders”) on the disposition of assets in general. Under Law 13,259/16, the income tax rates applicable to capital gains realized by these investors would be: (i) 15% for the part of the gains up to R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the part of the gain that exceeds R$30 million.

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

Segmentation for the proportional application of the prudential regulation

In January 2017, the CMN enacted a resolution establishing segmentation for financial institutions, financial institution groups, and other institutions authorized to operate by the Brazilian Central Bank for proportional application of the prudential regulation, considering the size, international activity and risk profile of members of each segment. According to such resolution, the segments are qualified as follows:

(i)     Segment 1 comprises multiservice banks, commercial banks, investment banks, FX banks and savings bank with (a) an asset base equivalent or superior to 10% of Brasil’s GDP; or (b) perform relevant international activities, independently from the magnitude of the institution;

(ii)    Segment 2 comprises multiservice banks, commercial banks, investment banks, FX banks and savings banks with (a) an asset base lower than 10% of Brasil’s GDP; and (b) other institutions with an asset base equivalent to or greater than 1% of Brasil’s GDP;

(iii)   Segment 3 comprises institutions with an asset base lower than 1% and equivalent to or greater than 0.1% of Brasil’s GDP;

(iv)   Segment 4 comprises institutions with an asset base lower than 0.1% of Brazil’s GDP; and

(v)    Segment 5 comprises (a) institutions with an asset base lower than 0.1% of Brazil’s GDP that applies a simplified optional method for the verification of reference equity’s minimum requirements, except for multiservice banks, commercial banks, investment banks, FX banks and savings bank; and (b) institutions not subject to the verification of reference equity.

We have been categorized by the Brazilian Central Bank in segment 1, the highest level for application of regulation for banks in Brazil.

Secured Real Estate Bill

In 2015, Law No. 13,097 was issued to create the secured real estate bill (Letra Imobiliária Garantida - LIG), a new debt instrument for funding Brazilian financial institutions that follows the covered bonds structure. The law provides that the CMN shall regulate the provisions of Law No. 13,097, including as regards issuing conditions and terms, financial institutions authorized to issue LIGs, conditions of redemption and early maturity of LIGs, eligibility requirements, composition, sufficiency, maturity and liquidity of the related portfolio of assets, conditions of replacement and reinforcement of such assets, requirements for financial institutions to act as fiduciary agent and the assumptions, conditions and manner of their removal or replacement and its attributions.

In January 2017, the Brazilian Central Bank began a public consultation in relation to a draft of the rule regulating the provisions of Law No. 13,097.

Regulation of Risk and Capital Management Structure

In February 2017, the CMN enacted a new rule which unifies and expands the Brazilian regulation on risk and capital management for Brazilian financial institutions and other institutions authorized to operate by the Brazilian Central Bank. The new rule is also an effort to incorporate into Brazilian regulation new recommendations from the Basel Committee on Banking Supervision. The rule provides that risk management must be conducted through an integrated effort by the relevant entity (i.e., not only must risks be analyzed on an individual basis, but financial institutions and other institutions authorized to operate by the Brazilian Central Bank must also control and mitigate the adverse effects caused by the interaction between different risks). It also expands the rules and requirements on risk management governance and the competence and duties of the risk management officer.

The rule sets out different structures for risk and capital management which are applicable for different risk profiles, based on the risks profiles set out in the applicable regulation. This means a financial institution of smaller systemic importance can have a simplified structure of management, while institutions of larger complexity have to follow stricter protocols and implement the new rules until a closer deadline (180 days). Certain provisions of the new rule became effective on the date it was published and others will become effective within 360 days of such date.

Disclosure pursuant to Section 219 of the Iran threat reduction and Syria Human Rights Act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Exchange Act, an issuer is required to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.

Santander Brasil has no direct exposure to Iran. As we are part of the Santander Group, we must disclose the exposure of other entities of the Santander Group to Iran. The following activities are disclosed in response to Section 13(r) with respect to affiliates of Santander UK plc (“Santander UK”), one of the affiliates within the Santander Group. During the period covered by this annual report:

(a)   Santander U.K. holds two savings accounts and one current account for two customers resident in the U.K. who are currently designated by the U.S. under the Specially Designated Global Terrorist (“SDGT”) sanctions program. Revenues and profits generated by Santander U.K. on these accounts in the year ended December 31, 2016 were negligible relative to the overall revenues and profits of Santander Spain.

(b)   Santander U.K. held a savings account for a customer resident in the U.K. who is currently designated by the U.S. under the SDGT sanctions program. The savings account was closed on July 26, 2016. Revenue generated by Santander U.K. on this account in the year ended December 31, 2016 was negligible relative to the overall revenues of Santander Spain.

(c)   Santander U.K. held a current account for a customer resident in the U.K. who is currently designated by the U.S. under the SDGT sanctions program. The current account was closed on December 22, 2016. Revenue generated by Santander U.K. on this account in the year ended December 31, 2016 was negligible relative to the overall revenues of Santander Spain.

(d)   Santander U.K. holds two frozen current accounts for two U.K. nationals who are designated by the U.S. under the SDGT sanctions program. The accounts held by each customer have been frozen since their designation and have remained frozen through the year ended December 31, 2016. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander U.K. Collections & Recoveries department. Revenues and profits generated by Santander U.K. on these accounts in the year ended December 31, 2016 were negligible relative to the overall revenues and profits of Santander Spain.

(e)   In addition, during the year ended December 31, 2016, Santander U.K. had an OFAC match on a power of attorney account. The power of attorney listed on the account is currently designated by the U.S. under the SDGT and Iranian Financial Sanctions Regulations (IFSR) sanctions program. The power of attorney was removed from the account on July 29, 2016. During the year ended December 31, 2016, revenues and profits generated by Santander U.K. were negligible relative to the overall revenues and profits of Santander Spain.

(f)   An Iranian national, resident in the U.K., who is currently designated by the U.S. under the Iranian Financial Sanctions Regulations and the Non-Proliferation of Weapons of Mass Destruction (NPWMD) designation, held a mortgage with Santander U.K. that was issued prior to such designation. The mortgage account was redeemed and closed on April 13, 2016. No further drawdown has been made (or would be allowed) under this mortgage although we continued to receive repayment instalments prior to redemption. Revenues generated by Santander U.K. on this account in the year ended December 31, 2016 were negligible relative to the overall revenues of Banco Santander S.A. The same Iranian national also held two investment accounts with Santander ISA Managers Limited. The funds within both accounts were invested in the same portfolio fund. The accounts remained frozen until the investments were closed on May 12, 2016 and bank checks issued to the customer. Revenues generated by Santander U.K. on these accounts in the year ended December 31, 2016 were negligible relative to the overall revenues of Santander Spain.

(g)   In addition, during the year ended December 31, 2016, Santander U.K. held a basic current account for an Iranian national, resident in U.K., previously designated under the OFAC Iran designation. The account was closed in September 2016. Revenues generated by Santander U.K. on this account in the year ended December 31, 2016 were negligible relative to the overall revenues of Santander Spain.

In addition, the Santander Group has an outstanding legacy export credit facility with Bank Mellat. In 2005 Santander Spain participated in a syndicated credit facility for Bank Mellat of €15.5 million, which matured on July 6, 2015. As of December 31, 2016, the Group was owed €0.1 million not paid at maturity under this credit facility, corresponding to the 5% that was not covered by official export credit agencies.

Santander Spain has not been receiving payments from Bank Mellat under this or other credit facilities in recent years. Santander Spain has been and expects to continue to be repaid any amounts due by official export credit agencies. No funds have been extended by Santander under this facility since it was granted.

The Santander Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2016, which were negligible relative to the overall revenues and profits of Santander Spain. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

SELECTED STATISTICAL INFORMATION

The following information for Santander Brasil is included for analytical purposes and is derived from, and should be read in conjunction with, the consolidated financial statements and related notes contained elsewhere herein, as well as “Item 5. Operating and Financial Review and Prospects.”

Average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and each of the month-end balances of the 12 subsequent months. Average income statement and balance sheet data and other related statistical information have been prepared on a consolidated annual basis.

The selected statistical information set forth below includes information at and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 extracted from the audited financial statements prepared in conformity with IFRS as issued by the IASB. See “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

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

	For the year ended December 31,
	2016			2015			2014
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Assets and Interest Income
Cash and balances with the Brazilian Central Bank	99,374	7,316	7.4%	67,261	4,625	6.9%	58,129	5,952	10.2%
Loans and amounts due from credit institutions	33,982	7,473	22.0%	41,622	5,076	12.2%	34,933	4,115	11.8%
Loans and advances to customers	239,762	43,978	18.3%	245,749	41,845	17.0%	215,524	37,084	17.2%
Debt instruments	128,105	14,783	11.5%	122,137	14,872	12.2%	88,968	10,419	11.7%
Other interest – earning assets	—	3,593	—	—	3,451	—	—	1,354	—
Total interest – earning assets	501,222	77,143	15.4%	476,769	69,870	14.7%	397,554	58,924	14.8%
Equity instruments	2,195	259	11.8%	2,729	143	5.2%	3,314	222	6.7%
Investments in associates	878	—	—	903	—	—	1,073	—	—
Total earning assets	504,296	77,401	15.3%	480,401	70,013	14.6%	401,940	59,146	14.7%
Cash and balances with the Brazilian Central Bank	2,995	—	—	3,056	—	—	3,088	—	—
Loans and amounts due from credit institutions	1,737	—	—	1,463	—	—	1,638	—	—
Impairment losses	(15,539)	—	—	(14,212)	—	—	(13,750)	—	—
Other assets	75,540	—	—	64,048	—	—	49,301	—	—

	For the year ended December 31,
	2016			2015			2014
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Tangible assets	6,786	—	—	6,881	—	—	6,725	—	—
Intangible assets	29,832	—	—	30,222	—	—	29,625	—	—
Total average assets	605,646	77,401	12.8%	571,860	70,013	12.2%	478,560	59,146	12.4%
Liabilities and Interest Expense
Deposits from the Brazilian Central Bank and Deposits from credit institutions	68,761	3,370	4.9%	67,375	4,584	6.8%	42,563	3,216	7.6%
Customer deposits	229,645	25,693	11.2%	217,653	20,666	9.5%	195,177	18,079	9.3%
Marketable debt securities	95,760	12,213	12.8%	84,118	10,048	11.9%	67,376	6,347	9.4%
Subordinated debts	13,901	1,233	8.9%	16,070	1,523	9.5%	13,523	1,319	9.8%
Other interest-bearing liabilities	—	3,759	—	—	1,308	—	—	2,415	—
Total interest-bearing liabilities	408,067	46,269	11.3%	385,215	38,129	9.9%	318,639	31,377	9.8%
Noninterest bearing demand deposits	15,393	—	—	14,792	—	—	13,568	—	—
Other liabilities	97,283	—	—	89,820	—	—	67,536	—	—
Non-controlling interests	638	—	—	557	—	—	344	—	—
Stockholders’ Equity	84,283	—	—	81,475	—	—	78,474	—	—
Total average liabilities and equity	605,646	46,269	7.6%	571,860	38,129	6.7%	478,560	31,377	6.6%

Changes in Net Interest Income – Volume and Rate Analysis

The following tables present the changes in our net interest income allocated between changes in average volume and changes in average rate for the year ended December 31, 2016, compared to the year ended December 31, 2015, and for the year ended December 31, 2015 compared to the year ended December 31, 2014. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the years ended 2016/2015			For the years ended 2015/2014
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest and Similar Income
Interest-earning assets
Cash and balances with the Brazilian Central Bank	2,344	346	2,690	836	(2,162)	(1,326)
Loans and amounts due from credit institutions	(1,071)	3,468	2,397	811	149	961
Loans and advances to customers	(1,038)	3,172	2,133	5,150	(389)	4,761
Debt instruments	708	(798)	(90)	4,024	429	4,453
Other interest-earning assets	142	—	142	2,097	—	2,097
Total interest-earning assets	1,085	6,188	7,273	12,919	(1,973)	10,946

	For the years ended 2016/2015			For the years ended 2015/2014
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Equity Instruments	(33)	148	116	(35)	(44)	(79)
Total earning assets	1,052	6,336	7,388	12,884	(2,017)	10,866
Interest Expense and Similar Charges
Interest-bearing liabilities
Deposits from the Brazilian Central Bank and Deposits from credit institutions	93	(1,307)	(1,214)	1,715	(347)	1,368
Customer deposits	1,187	3,840	5,027	2,125	462	2,587
Marketable debt securities	1,454	711	2,165	1,781	1,920	3,700
Subordinated liabilities	(197)	(93)	(289)	242	(38)	204
Other interest-bearing liabilities	2,451	—	2,451	(1,107)	—	(1,107)
Total interest-bearing liabilities	4,988	3,152	8,140	4,756	1,996	6,752

Assets

Earning Assets – Yield Spread

The following table analyzes our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the year ended December 31,
	2016	2015	2014
	(in millions of R$, except percentages)
Average earning assets	504,296	480,401	401,940
Interest and dividends on equity securities(1)	77,401	70,013	59,146
Net interest income	31,133	31,884	27,769
Gross yield(2)	15.3%	14.6%	14.7%
Net yield(3)	6.2%	6.6%	6.9%
Yield spread(4)	4.0%	4.7%	4.9%

(*)	Yield information does not give effect to changes in fair value that are reflected as a component of stockholder’s equity.

(1)	Total earning assets plus dividends from companies accounted for by the equity method (equity instruments).

(2)	Gross yield is the amount of “Interest and dividends on equity securities” divided by “Average earning assets.”

(3)	Net yield is the amount of “Net interest income” divided by “Average earning assets.”

(4)	Yield spread is the difference between the average rate of “Total earning asset” and the average rate of “Total interest-bearing liabilities.”

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	For the year ended December 31,
	2016	2015	2014
ROAA: Return on average total assets	1.2%	1.7%	1.2%
ROAE: Return on average stockholders’ equity	8.9%	12.1%	7.3%
ROAE (adjusted) (1)	13.3%	18.5%	11.3%
Average stockholders’ equity as a percentage of average total assets	13.9%	14.2%	16.4%
Payout(2)	71.6%	63.4%	27.1%

(1)	“Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” is a non-GAAP financial measure which adjusts “Return on average stockholders’ equity” to exclude the goodwill arising from the acquisition of Banco Real in 2008. See “Item 3. Key Information—A. Selected Financial Data—Selected Consolidated Ratios” for a reconciliation of “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” to “Return on average stockholders’ equity.”

(2)	Dividend payout ratio (dividends declared per preferred share divided by net income per preferred share).

Interest-Earning Assets (other than Loans)

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the year ended December 31,
	2016	2015	2014
Cash and balances with the Brazilian Central Bank	19.8%	14.1%	14.6%
Loans and amounts due from credit institutions	6.8%	8.7%	8.8%
Loans and advances to customers	47.8%	51.5%	54.2%
Debt instruments	25.6%	25.6%	22.4%
Total interest-earning assets	100.0%	100.0%	100.0%

Loans and Amounts Due from Credit Institutions

The following table shows our short-term funds deposited with other banks at each of the dates indicated.

	For the year ended December 31,
	2016	2015	2014
	(in millions of R$)
Time deposits	2,070	3,627	4,819
Reverse repurchase agreements	848	153	2,408
Escrow deposits	9,836	9,493	8,170
Cash and foreign currency investments	13,195	24,058	12,398
Other accounts	2,014	5,271	1,264
Total	27,964	42,601	29,059

Investment Securities

As of December 31, 2016 and 2015, the book value of investment securities was R$146 billion and R$118 billion, respectively (representing 23.0% and 19.5% of our total assets as of such dates). Brazilian government securities totaled R$123 billion, or 84.2% and R$93 billion, or 78.8% of our investment securities as of December 31, 2016 and 2015, respectively. For a discussion of how our investment securities are valued, see notes 6 and 7 to our consolidated financial statements.

The following table shows the carrying amounts of our investment securities by type and residence of the counterparty at each of the indicated dates:

	As of December 31,
	2016	2015	2014
	(in millions of R$)
Debt securities
Government securities—Brazil	122,972	93,440	103,598
Debentures and promissory notes	12,923	11,967	13,428
Other debt securities	7,931	10,307	3,685
Total domestic/debt securities	143,825	115,714	120,711

	As of December 31,
	2016	2015	2014
	(in millions of R$)
Equity securities
Shares of Brazilian companies	1,186	1,168	1,339
Shares of foreign companies	4	11	8
Investment fund units and shares	1,237	961	1,601
Total equity securities	2,426	2,141	2,948
Total investment securities	146,251	117,855	123,659

As of December 31, 2016 and 2015, we held no securities of single issuers or related groups of companies whose aggregate book or market value exceed 10.0% of our stockholders’ equity, other than the Brazilian government securities, which represented 145% and 117%, respectively, of our stockholders’ equity. As of December 31, 2016 and 2015, the total value of our debt securities was approximately 170% and 145%, respectively, of stockholders’ equity.

The following table analyzes the maturities and weighted average yields of our debt investment securities (before impairment allowance) as of December 31, 2016. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not significant.

	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total
	(in R$ millions)
Debt securities
Government securities—Brazil	27,711	56,144	27,851	11,266	122,972
Other debt securities	9,218	9,727	1,709	199	20,853
Total debt investment securities	36,928	65,871	29,560	11,465	143,825

The average rate for debt investment securities is 13.4%.

Domestic and Foreign Currency

The following table shows our assets and liabilities by domestic and foreign currency, on December 31, 2016, 2015, and 2014:

	As of December 31,
	2016		2015		2014
	Domestic currency	Foreign currency	Domestic currency	Foreign currency	Domestic currency	Foreign currency
	(in millions of R$)
Assets
Cash and Balances With The Brazilian Central Bank	110,430	175	88,909	234	55,694	209
Debt instruments	134,038	9,788	109,837	5,877	114,257	6,454
Equity instruments	2,426	—	2,141	—	2,948	—
Loans and amounts due from credit institutions, gross	25,421	2,542	18,631	23,970	15,470	13,590
Loans and advances to customers, gross	257,170	11,267	264,491	2,775	208,353	40,127
Total Assets	529,485	23,772	484,009	32,857	397,353	60,380
Liabilities
Financial Liabilities at Amortized Cost
Deposits from Brazilian Central Bank and credit institutions	51,340	27,294	33,056	36,395	39,520	24,154
Customer deposits	247,445	—	232,344	10,699	211,188	9,457
Marketable debt securities	92,132	7,711	82,507	12,151	59,870	10,485
Subordinated debts	466	—	8,097	—	7,294	—

	As of December 31,
	2016		2015		2014
	Domestic currency	Foreign currency	Domestic currency	Foreign currency	Domestic currency	Foreign currency
	(in millions of R$)
Debt Instruments Eligible to Compose Capital	8,312	—	9,959	—	6,773	—
Other financial liabilities	36,879	—	32,073	—	23,446	—
Total Liabilities	436,574	35,005	398,036	59,245	392,186	44,096

Loan Portfolio

As of December 31, 2016, our total loans and advances to customers were R$268.4 billion (42.3% of our total assets). Net impairment losses, loans and advances to customers were R$252 billion as of December 31, 2016 (39.7% of our total assets). In addition to loans, we had outstanding as of December 31, 2016, 2015, 2014, 2013 and 2012, R$91.2 billion, R$91.9 billion, R$98.6 billion, R$100.5 billion and R$106.8 billion respectively, of loan commitments drawable by third parties.

Types of Loans by Type of Customer

Substantially all of our loans are to borrowers domiciled in Brazil and are denominated in reais. The table below analyzes our loans and advances to customers (including securities purchased under agreements to resell), by type of customer loan, at each of the dates indicated. For each category of loan, we maintain specific risk management policies in line with the standards of the Santander Group and as managed and monitored by our board of officers through the credit committee. Our credit approval processes for each category of loan are structured primarily around our business segments. See “Item 11. Quantitative and Qualitative Disclosures about Risk—Credit Risk” for details on our credit approval policies for retail and wholesale lending.

We have a diversified loan portfolio with no specific concentration exceeding 10% of our total loans. Furthermore, currently, 2% of our loan portfolio is allocated to our largest debtor and 10% to our next 10 largest debtors.

	As of December 31,
	2016	2015	2014	2013	2012
	(in millions of R$)
Commercial and industrial(1)	140,993	150,881	133,087	113,571	103,206
Real estate – (2)	36,650	36,852	31,864	25,555	20,110
Installment loans to individuals(3)	88,702	77,407	81,893	84,312	83,243
Lease financing(4)	2,093	2,126	2,266	2,768	4,182
Loans and advances to customers, gross(5)	268,438	267,266	249,111	226,206	210,741
Impairment losses	(16,435)	(15,233)	(13,421)	(13,472)	(13,967)
Loans and advances to customers, net	252,003	252,033	235,690	212,734	196,774

(1)	Includes primarily loans to small and medium-size businesses, or SMEs in our Commercial Banking segment, and to GCB, corporate and business enterprise customers in our Wholesale Global Banking segment. The principal products offered to SMEs in this category include revolving loans, overdraft facilities, installment loans, working capital and equipment finance loans. Credit approval for SMEs is based on customer income, business activity, collateral coverage and internal and external credit scoring tools. Collateral on commercial and industrial lending to SMEs generally includes receivables, liens, pledges, guarantees and mortgages, with coverage generally ranging from 100.0% to 150.0% of the loan value depending on the risk profile of the loan. Our Wholesale Global Banking customers are offered a range of loan products ranging from typical corporate banking products (installment loans, working capital and equipment finance loans) to more sophisticated products (derivative and capital markets transactions). As Wholesale Global Banking customers tend to be larger businesses, credit approval is based on customer credit quality as evaluated by a specialized team of risk analysts taking account of, among other things, business revenues and credit history of each customer.

Underwriting policies for this category of loan to our Wholesale Global Banking customers are focused on the type of guarantee or collateral provided. Certain loans (BNDES products) are generally secured by liens on financed machinery and equipment, though guarantees may be provided as additional security.

(2)	Includes loans on residential real estate to individuals. Credit approval policies in this category are determined by reference to the type of lending product being offered, the type and location of the real estate, the revenue or income of the business or customer, respectively, requesting the loan and internal and external credit scoring information. All loans granted under this category are secured by the financed real estate. Loan-to-value ratios for loans in this category are generally limited to 80.0% and the average loan to value ratio for new loans is approximately between 54.0% and 60.0%. Moreover, real estate also includes construction loans made principally to real estate developers that are SMEs and corporate customers in our Wholesale Global Banking Segment. Loans in this category are generally secured by mortgages and receivables, though guarantees may be provided as additional security.

(3)	Consists primarily of unsecured and secured personal installment loans (including loans the payments for which are automatically deducted from a customer’s payroll), revolving loans, overdraft facilities, consumer finance facilities and credit cards. Credit approval in this category is based on individual income, debt-to-income ratio and internal and external credit scoring models. Credit approval for many of these types of loans is based on automatic scoring models, with pre-set lending limits based on credit scores. For example, the maximum lending amount on revolving loans and overdraft facilities may vary from between 60.0% to 240.0% of an individual’s monthly income, depending on the specific product and credit score of the individual.

(4)	Includes primarily automobile leases and loans to individuals and other leases to corporate customers. Credit approval is based both on an automatic scoring model using external credit scores and on evaluation by our branch personnel following our risk management policies. The vehicle financed acts as collateral for the particular loan granted.

(5)	Includes commercial credit, credit granted by us, money market operations, lease financing, other time credits and impaired assets.

Maturity

The following table sets forth an analysis by maturity of our loans and advances to customers by type of loans on December 31, 2016.

	Maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total Loans	Balance	% of Total Loans	Balance	% of Total Loans	Balance	% of Total Loans
	(in millions of R$, except percentages)
Commercial and industrial	99,657	62.0	35,789	45.0	5,547	20.0	140,993	52.5
Real estate	8,649	5.3	11,761	14.8	16,240	59.2	36,650	13.7
Installment loans to individuals	52,206	32.3	30,868	38.9	5,628	20.5	88,702	33.0
Lease financing	1,152	0.7	938	1.2	2	0.0	2,093	0.8
Loans and advances to customers, gross	161,664	100	79,356	100	27,417	100	268,438	100

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans by maturity as of December 31, 2016.

	Fixed and variable rate loans with maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of R$, except percentages)
Fixed rate	123,542	76.4	47,332	59.6	7,356	26.8	178,231	66.4
Variable rate	38,122	23.6	32,024	40.4	20,061	73.2	90,207	33.6
Total	161,664	100	79,356	100	27,417	100	268,438	100

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

	As of December 31,
	2016		2015		2014
	Balance	% of Total Assets	Balance	% of Total Assets	Balance	% of Total Assets
	(in millions of R$, except percentages)
OECD countries(1)
Austria	168	0.0	—	—	36	—
Spain	1,495	0.2	240	—	217	—
United States	1,692	0.3	2,686	0.4	8,094	1.6
Netherlands	6,595	1.0	5,474	0.9	12,556	2.4
Other OECD countries(2)	1,042	0.2	374	0.1	626	0.1
Total OECD	10,992	1.7	8,774	1.4	21,529	4.1
Non-OECD countries
Latin American countries(2)	55	0.0	522	0.1	128	—
Cayman Islands	1,301	0.2	4,372	0.7	825	0.2
Other(2)	463	0.1	574	0.1	267	0.1
Total non-OECD	1,819	0.3	5,468	0.9	1,220	0.2
Total	12,811	2.0	14,242	2.4	22,749	4.4

(1)	The Organization for Economic Cooperation and Development.

(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

The following table presents the amounts of our cross-border outstandings as of December 31, 2016, 2015 and 2014 by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

	Government	Banks and Other Financial Institutions	Commercial and Industrial	Other Loans	Total
	(in millions of R$)
2014
United States	—	8,023	71	—	8,094
Netherlands	—	21	12,535	—	12,556
Cayman Islands	—	—	510	53	563
Total	—	8,044	13,116	53	21,213
2015
United States	—	2,621	59	—	2,680
Netherlands	—	—	5,474	—	5,474
Cayman Islands	—	2,265	—	—	2,265
Total	—	4,886	5,533	—	10,419
2016
United States	—	2,621	23	43	1,692
Netherlands	—	—	6,595	—	6,595
Austria	—	168	—	—	168
Cayman Islands	—	778	—	—	778
Total	—	2,572	6,618	43	9,233

Changes in Allowances for Impairment Losses on the Balances of “Loans and receivables”

The following tables analyze changes in our allowances for impairment losses for the periods indicated. For further discussion of movements in the allowances for impairment losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015—Impairment Losses on Financial Assets (Net)” and “—Results of Operations for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014—Impairment Losses on Financial Assets (Net).”

	As of December 31,
	2016	2015	2014	2013	2012
	(in millions of R$)
Balance at beginning of year	15,412	13,563	13,641	14,042	11,180
Impairment losses charged to income for the year	14,383	13,723	12,049	14,356	18,004
Write-off of impaired balances against recorded impairment allowance	(11,605)	(11,874)	(12,126)	(14,757)	(15,142)
Balance at end of year	18,191	15,412	13,563	13,641	14,042
Of which:
Loans and advances to customers	16,435	15,233	13,421	13,472	13,967
Loans and amounts due from credit institutions	201	179	142	168	75
Debt Instruments	1,555	144	—	—	—
Recoveries of loans previously written off(1)	994	757	855	456	1,528

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

Allowance by Type of Borrower

The table below shows a breakdown of recoveries, net provisions and write-offs against credit loss allowance by type of borrower for the periods indicated.

	For the year ended December 31,
	2016	2015	2014	2013	2012
	(in millions of R$)
Recoveries of loans previously written off(1)	994	757	855	456	1,528
Commercial and industrial	563	294	185	123	456
Real estate	103	86	81	78	64
Installment loans to individuals	314	348	560	215	960
Lease finance	14	29	29	41	48
Impairment losses charged to income for the year(1)	14,383	13,723	12,048	14,356	18,004
Commercial and industrial	6,523	6,634	4,875	5,186	5,776
Real estate – mortgage	369	91	38	126	149
Installment loans to individuals	7,617	6,766	6,867	8,803	11,795
Lease finance	(125)	232	268	241	284
Write-off of impaired balances against recorded impairment allowance	(11,605)	(11,874)	(12,126)	(14,757)	(15,142)
Commercial and industrial	(4,553)	(4,953)	(4,494)	(3,195)	(4,992)
Real estate	(190)	(77)	(97)	(177)	(48)
Installment loans to individuals	(6,811)	(6,622)	(7,337)	(11,093)	(9,855)
Lease finance	(51)	(222)	(199)	(292)	(247)

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

The table below shows a breakdown of allowances for credit losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated.

	As of December 31,
	2016	% of Total Loans	2015	% of Total Loans	2014	% of Total Loans
	(in millions of R$, except percentages)
Borrowers
Commercial and industrial	10,555	58.0	8,586	55.7	6,905	50.9
Real estate	364	2.0	184	1.2	170	1.3
Installment loans to individuals	7,226	39.7	6,420	41. 7	6,276	46.3
Lease financing	46	0.3	222	1.4	212	1.6
Total	18,191	100	15,412	100.0%	13,563	100.0%

Internal Risk Rating

The following table presents a breakdown of our portfolio by internal risk rating, at the dates indicated:

	As of December 31,
	2016	2015	2014
	(in millions of R$)
Internal Risk Rating (1)
Low	207,890	211,645	199,201
Medium-low	32,104	29,501	27,044
Medium	10,941	8,639	7,935
Medium-high	6,977	8,552	5,899
High	10,526	8,929	9,032
Loans and advances to customers, gross	268,438	267,266	249,111

For further information on our internal risk rating levels and their corresponding probability of default, see “Item 11. Quantitative and Qualitative Disclosures about Risk—Credit Risk—Credit Monitoring.”

Renegotiation Portfolio

The renegotiation portfolio for the year ended on December 31, 2016 amounted to R$12 billion, compared to R$11.4 billion for the same period in 2015, an increase of R$597 million or 5.2%. This portfolio includes loans and advances to customers that were extended and/or modified to facilitate repayment under conditions agreed upon with customers.

The renegotiation portfolio was covered by allowances for impairment losses of 51.9% as of December 31, 2016 and 50.4% as of December 31, 2015. These levels are considered appropriate for the characteristics of these loans and advances to customers.

The following table presents a breakdown of our renegotiation portfolio by type of customer, allowances for impairment losses and our coverage ratio at the dates indicated:

	2016	2015	2014
	(in millions of R$, except percentages)
Renegotiation Portfolio by type of customer
Commercial and industrial	5,763	5,158	5,944
Real Estate	—	—	—
Installment loans to individuals	6,130	6,173	6,650
Financial leasing	99	64	56
Total	11,992	11,395	12,650
Allowances for impairment losses	6,226	5,740	5,784
Coverage ratio	51.92%	50.4%	45.7%

Balances are deemed to be impaired when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts on the dates indicated in the loan agreement, after taking into account the collateral guarantees received to secure (fully or partially) collection of the related balances.

In relation to renegotiated products, we, through our internal renegotiation policy, require at least a minimum amount of payment of quotas for any renegotiated products to be considered performing (note that the classification of such transactions as renegotiated operations will remain even after such payments). Renegotiated loans that are more than 60 days late than due date are also accounted for as impaired.

Since 2015, we increased our efforts regarding the collection of loans that are less than 60 days past due and also in relation to written off loans. We are also continuing with our strategy (in place since 2012) of granting loans to persons with low risk profile and higher levels of collaterals and guarantees.

Impaired Assets

The following table shows our impaired assets, excluding country risk.

	As of December 31,
	2016	2015	2014	2013	2012
	(in millions of R$, except percentages)
Impaired assets
Past due and other impaired assets(1)	18,887	18,599	14,011	14,022	16,057
Impaired assets as a percentage of total loans	7.0%	7.0%	5.6%	6.2%	7.6%
Net loan charge-offs as a percentage of total loans	4.3%	4.4%	4.9%	6.5%	7.2%
Net loan charge-offs as a percentage of average total loans	4.5%	4.5%	5.3%	6.8%	7.5%

(1)	Includes as of December 31, 2016, R$5,576 million of doubtful loans (R$5,549 million in 2015, R$3,959 million in 2014, R$1,744 million in 2013 and R$1,087 million in 2012) that were not past-due.

Evolution of Impaired Assets

Our impaired assets increased by 1.6%, or R$289 million, to R$18,888 million as of December 31, 2016, compared to R$18,559 million as of December 31, 2015. Provisions for impairment losses, including total recoveries of loans previously charged off, increased 18%, or R$2,779 million, to R$18,191 million as of December 31, 2016, compared to R$15,412 million as of December 31, 2015. Offsetting these effects were recoveries of R$994 million on loans previously written off as of December 31, 2016 and R$757 million as of December 31, 2015.

Santander Brasil believes the provisions it has taken were adequate to cover all known or reasonably probable losses or incurred losses in the credit portfolio of loans and other assets as of December 31, 2016 and as of the date of this annual report.

The following table shows the changes in our impaired assets at the dates indicated:

	As of December 31,
	2016	2015	2014	2013	2012
	(in millions of R$)
Balance at beginning of year	18,599	14,011	14,022	16,057	13,073
Net additions	11,893	16,462	12,114	12,722	18,126
Write-offs	(11,605)	(11,874)	(12,127)	(14,757)	(15,142)
Balance at end of year	18,887	18,599	14,011	14,022	16,057

The amount of “net additions” for any period is assets that became impaired in that period less assets that were impaired but became performing in that period. The main addition in 2015 was debt of the companies of the gas sector. In 2016, better options to restructure debts decreased the “net additions” to impaired assets, keeping the amount relatively stable.

Impaired Assets by Type of Customer

The following table shows the amount of our impaired assets by type of customers at the dates indicated:

	As of December 31,
	2016	2015
	(in millions of R$)
Commercial and industrial	11,629	10,749
Real estate	719	829
Installment loans to individuals	6,488	6,970
Lease financing	52	52
Total	18,887	18,599

Commercial and Industrial

Impaired assets in the portfolio of commercial and industrial loans amounted to R$11,629 million as of December 31, 2016, an increase of R$880 million, or 8.2%, compared to R$10,749 million as of December 31, 2015. The increase in impaired assets in this portfolio was mainly caused by the slowdown in the Brazilian economy observed in the last two years, affecting our commercial and industrial portfolio. Due to an increase in impaired assets, Santander Brasil kept its measures to manage impaired assets, especially collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts.

Real Estate

Impaired assets in the real estate lending portfolio totaled R$719 million on December 31, 2016, a decrease of R$111 million, or 13.27%, compared to R$829 million as of December 31, 2015. The decrease in impaired assets was primarily due to better management of this portfolio: with improved options for customers to restructure their debt causing the default rate to decrease to 1.96%, compared to 2.25% as of December 31, 2015, even with a slowdown in the Brazilian economy, which resulted in higher unemployment rates, affecting the ability of our customers to honor their debts.

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$6,488 million as of December 31, 2016, with a decrease of R$482 million, or 6.9%, compared to 2015. This decrease in impaired assets reflects the measures adopted by Santander Brasil since late 2012 to manage default rates in this portfolio, which included the adaptation of credit limits for new customers, the development of new loan models with “predictive scoring” enhancements and recovery campaigns to offer to delinquent customers loan terms adjustments to help them meet their payment obligations.

Lease Financing

Impaired assets in the lease financing lending portfolio totaled R$52 million on December 31, 2016, remaining stable compared to the same period last year. This was primarily due to the stability in lending in this portfolio, which decreased by R$33 million, or 1.5%, from R$2,126 million on December 31, 2015 to R$2,093 million on December 31, 2016.

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

The impairment loss is calculated using statistical models that consider the following factors:

·	Exposure at default or “EAD” is the amount of risk exposure at the date of default by the borrower. In accordance with IFRS as issued by the IASB, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

·	Probability of default or “PD” is the probability of the borrower failing to meet its principal and/or interest payment obligations. PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

·	Loss given default, or “LGD,” is the loss arising in the event of default. In addition to examining the PD, we manage our portfolio looking for loans in which the borrowers will provide higher volumes of guarantees relating to operations and who will also act to constantly strengthen the area of loan recovery. These and other actions combined are responsible for ensuring the adequacy of the LGD parameters (loss resulting from the event of default by the borrower to honor the principal and/or interest payments). The LGD calculation is based on the net charge-offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of delinquency.

·	Loss identification period, or “LIP,” is the time period between the occurrence of a loss event and the identification of an objective evidence of this loss by us. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of such loss.

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

Loans Past Due for Less Than 90 Days But Not Classified as Impaired

The following table shows the loans past due for less than 90 days but not classified as impaired at the dates indicated:

	As of December 31,
	2016	% of total	2015	% of total
	(in millions of R$, except percentages)
Commercial and industrial	4,141	23.8	5,072	24.3
Mortgage loans	5,202	29.9	7,552	36.1
Installment loans to individuals	7,957	45.7	8,236	39.4
Lease financing	109	0.6	41	0.2
Total (*)	17,409	100.0%	20,900	100.0%

(*)	Refers only to loans past due between 1 and 90 days.

Impaired Asset Ratios

Our credit risk exposure portfolio decreased by approximately R$9.1 billion from R$310.9 billion as of December 31, 2015 to R$301.7 billion as of December 31, 2016. Our impaired assets increased by approximately R$289 million in the same period, from R$18.6 billion to R$18.9 billion. The default rate increased by 30 basis points in 2016 in comparison to 2015. The increase in provisions for impairment losses was mainly caused by the slowdown in the Brazilian economy in the last two years, which adversely affected our portfolio, in particular our commercial and industrial portfolio. Because of this increase in provisions for impaired assets, we have improved our efforts to better manage our impaired assets and provisions for impairment losses, especially in the commercial and industrial portfolio, by offering certain customers the chance to negotiate and restructure their debts.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio at the dates indicated.

	As of December 31,
	2016	2015	2014	2013	2012
	(in millions of R$ except percentages)
Loans and advances to customers, gross	268,438	267,266	249,111	226,206	210,741
Impaired assets	18,887	18,599	14,011	14,022	16,057
Provisions for impairment losses	18,191	15,412	13,563	13,641	14,042
Credit risk exposure Non-GAAP – customers (1)	301,703	310,877	288,445	257,420	238,807
Ratios
Impaired assets to credit risk exposure	6.3%	6.0%	4.9%	5.4%	6.7%
Coverage ratio(2)	96.3%	82.9%	96.8%	97.3%	87.5%
Impairment losses	(13,390)	(12,966)	(11,193)	(13,900)	(16,476)
Losses on other financial instruments not measured at fair value(3)	88	(524)	(78)	(218)	—
Impairment losses on financial assets (net)(4)	(13,301)	(13,634)	(11,272)	(14,118)	(16,476)

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$268,438 million as of December 31, 2016 and guarantees and documentary credits amounting to R$33,265 million as of December 31, 2016. We include off-balance sheet information in this measure to better demonstrate our total managed credit risk.

(2)	Provisions for impairment losses as a percentage of impaired assets.

(3)	Corresponds to the registration of losses of a permanent character in the realization value of bonds and securities classified as “securities available for sale” currently accounted for in “earnings on financial assets (net).”

(4)	As of December 31, 2016 impairment losses on financial assets (net) included R$1,555 million relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2011 through 2016:

Non-current assets held for sale

The following table shows the movement in non-current assets held for sale at the dates indicated.

	As of December 31,
	2016	2015	2014
	(in millions of R$, except percentages)
Balance at beginning of year	1,310	978	324
Foreclosures loans and other assets transferred	835	293	338
Capital increase in companies held for sale	10	355	—
Change in the scope of consolidation (1)	(498)	—	419
Sales	(239)	(317)	(103)
Final balance, gross	1,418	1,310	978
Impairment losses	(80)	(73)	(48)
Impairment as a percentage of foreclosed assets	5.7%	5.5%	4.9%
Balance at end of year	1,338	1,237	930

(1)	In 2014, as a result of our strategy, investments in certain wind energy entities (BW Guirapá I S.A. and its subsidiaries) up for sale were transferred to this line item in compliance with IFRS 5. In 2016, as a result of there being no expectation of sale of these wind energy entities in existing market conditions, it was decided to transfer these to the line “Investments in affiliates and subsidiaries in the country.”

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits.

The following tables analyze our deposits at the dates indicated.

	As of December 31,
	2016	2015	2014
	(in millions of R$)
Deposits from the Brazilian Central Bank and Credit Institutions
Time deposits	49,549	55,795	42,045
Demand deposits	314	145	162
Repurchase agreements	28,771	13,511	21,468
of which:
Backed operations with Private Securities(1)	446	85	961
Backed operations with Public Securities	28,324	13,427	20,507
Total deposits of the Brazilian Central Bank and Credit Institutions	78,634	69,451	63,674
Customer deposits
Current accounts	15,868	15,580	15,507
Savings accounts	36,051	35,985	37,939
Time deposits	94,478	89,986	91,552
Repurchase agreements	101,047	101,492	75,645
of which:
Backed operations with Private Securities(1)	59,460	61,174	46,699
Backed operations with Public Securities(1)	41,586	40,318	28,946
Total Customer deposits	247,445	243,043	220,644
Total deposits	326,079	312,494	284,318

(1)	Refers primarily to repurchase agreements backed by debentures of own issue.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of U$100,000 or more at the dates indicated. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	As of December 31, 2016
	Domestic	International
	(in millions of R$)
Under 3 months	2,956	2,563
3 to 6 months	18,135	436
6 to 12 months	4,602	277
Over 12 months	10,358	475
Total	36,051	3,752

Short-Term Borrowings

The following table shows our short-term borrowings consisting of government securities that we sold under agreements to repurchase for purpose of funding our operations.

	As of December 31,
	2016		2015		2014
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase
As of December 31	131,016	13.60%	115,003	14.15%	97,113	10.7%
Average during the period (1)	124,705	14.11%	89,046	14.24%	80,337	10.7%
Maximum month-end balance	131,016		103,105		96,844

	As of December 31,
	2016		2015		2014
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Total short-term borrowings at year end	131,016		115,003		97,113

(1)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

4C.	Organizational Structure

Santander Group controls Santander Brasil directly and indirectly through Santander Spain, Sterrebeeck B.V. (“Sterrebeeck”) and Grupo Empresarial Santander, S.L. which are controlled subsidiaries of the Santander Group. As of December 31, 2016, Santander Spain held, directly and indirectly, 88.8% of our voting stock (not including the shares held by Banco Madesant - Sociedade Unipessoal).

Santander Spain ended December 2016 as the largest bank in the euro zone, with a market capitalization of approximately €72,314 million. As of December 31, 2016, Santander Spain’s attributable profit totaled €6,621 million, 0.8% higher than the previous year, and the total shareholder remuneration on account of the earnings for the 2016 financial year is €0.41 per share. The Santander Group operates principally in Spain, the United Kingdom, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products. In Latin America, the Santander Group has majority shareholdings in financial institutions in Argentina, Brazil, Chile, Mexico, Peru, Puerto Rico and Uruguay. As of December 31, 2016, Santander Brasil contributed 21% of the profit attributable to the Santander Group.

The following table presents the name, country of incorporation or residence and proportion of ownership interest of our main subsidiaries in accordance with the criteria for consolidation pursuant to IFRS:

			Ownership Interest
	Activity	Country of Incorporation	Direct	Total Direct and Indirect
Direct and Indirect subsidiaries of Banco Santander (Brasil) S.A.
Banco Bandepe S.A.	Bank	Brazil	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	78.57%	99.99%
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	Brazil	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Buying club	Brazil	100.00%	100.00%
Santander Microcrédito Assessoria Financeira S.A.	Microcredit	Brazil	100.00%	100.00%
Santander Brasil Advisory Services S.A.	Other Activities	Brazil	96.58%	96.58%
Atual Companhia Securitizadora de Créditos Financeiros.	Securitization	Brazil	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	Brazil	99.99%	100.00%
Santander Participações S.A.	Holding	Brazil	100.00%	100.00%
GetNet Adquirência e Serviços para Meios de Pagamento S.A.(1)	Payment Institution	Brazil	88.50%	88.50%
Sancap Investimentos e Participações S.A.	Holding	Brazil	100.00%	100.00%
Santander Brasil, EFC	Financial	Spain	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance Broker	Brazil	60.65%	60.65%
Controlled by Santander Serviços
Webcasas S.A.	Other Activities	Brazil	—	100.00%

			Ownership Interest
	Activity	Country of Incorporation	Direct	Total Direct and Indirect
Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	Brazil	—	100.00%
Evidence Previdência S.A.	Social Securities	Brazil	—	100.00%
Controlled by GetNet
Auttar HUT Processamento de Dados Ltda.	Other Activities	Brazil	—	100.00%
Integry Tecnologia e Serviços A.H.U Ltda.	Other Activities	Brazil	—	100.00%
Toque Fale Serviços de Telemarketing Ltda.	Other Activities	Brazil	—	100.00%
Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos S.A.(2).	Other Activities	Brazil	—	100.00%
Banco Olé Bonsucesso Consignado S.A. (Current Name of Banco Bonsucesso Consignado S.A.)(3).	Bank	Brazil	—	60.00%
Banco PSA Finance Brasil S.A. (6)	Bank	Brazil	—	50.00%
Controlled by Banco Olé Bonsucesso Consignado
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	Brazil	—	100.00%
Bonsucesso Tecnologia Ltda.	Other Activities	Brazil	—	100.00%
Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil S.A (Current Company Name of PSA Finance Arrendamento Mercantil S.A) (6).	Leasing	Brazil	—	100.00%
Controlled by Santander Participações
BW Guirapá I S.A.(4).	Holding	Brazil	—	86.81%
Controlled by BW Guirapá I S.A. (4)
Central Eólica Angical S.A.(4).	Wind Energy	Brazil	—	100.00%
Central Eólica Caititu S.A.(4).	Wind Energy	Brazil	—	100.00%
Central Eólica Coqueirinho S.A.(4).	Wind Energy	Brazil	—	100.00%
Central Eólica Corrupião S.A.(4).	Wind Energy	Brazil	—	100.00%
Central Eólica Inhambu S.A.(4).	Wind Energy	Brazil	—	100.00%
Central Eólica Tamanduá Mirim S.A.(4).	Wind Energy	Brazil	—	100.00%
Central Eólica Teiu S.A.(4).	Wind Energy	Brazil	—	100.00%
Santander FIC FI Contract I Referenciado DI	Investment Fund	Brazil	—	(a)
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund	Brazil	—	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	—	(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	—	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund	Brazil	—	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	—	(a)

Ownership Interest
	Activity	Country of Incorporation	Direct	Total Direct and Indirect
Santander Fundo de Investimento Financial Curto Prazo	Investment Fund	Brazil	—		(a)
Santander Fundo de Investimento Capitalization Renda Fixa	Investment Fund	Brazil	—		(a)
Santander Paraty QIF PLC (5)	Investment Fund	Brazil	—		(a)
Santander FI Hedge Strategies Fund (5)	Investment Fund	Brazil	—		(a)
BRL V - Fundo de Investimento Imobiliário-FII (7)	Investment Fund	Brazil	—		(a)

(a)	Company to which we are exposed, or have rights to variable returns and have the ability to affect those returns by making certain decisions in accordance with IFRS 10 - Consolidated Financial Statements. We and/or our subsidiaries hold 100% of the shares of these investment funds.

(1)	In May 2016, Super received approval from the Brazilian Central Bank to operate as a payment institution.

(2)	On January 4, 2016, Aymoré CFI informed the sellers of its decision to exercise the call option for the shares representing the remaining 50% of Super’s total voting capital owned by the sellers, for a value of approximately R$113 million. The transaction was completed on March 10, 2016, following receipt of approval from the Brazilian Central Bank.

(3)	At an extraordinary general meeting held on March 3, 2016 the change from the name of Banco Bonsucesso Consignado S.A. to Banco Olé Bonsucesso Consignado S.A. was approved. This name change received approval from the Brazilian Central Bank on June 1, 2016. At the ESM of November 1, 2016, the capital increase of Banco Olé Bonsucesso Consignado in the amount of R$50,000, from the current R$350,000 to R$400,000 was approved, through the issuance of 28,509,708 new nominated ordinary shares, without nominal value. The process of the increase was approved by the Brazilian Central Bank in November 22, 2016.

(4)	Investments transferred from the non-current assets held for sale caption in September 2016.

(5)	Santander Brasil, through its subsidiaries, holds the risks and benefits of Santander Paraty QIF PLC and the sub-fund Santander FI Hedge Strategies Fund, both of which are based in Ireland and since August 2016 are fully consolidated into Santander Brasil’s financial statements. Santander Paraty QIF PLC does not hold any investments itself, acting instead through Santander FI Hedge Strategies Fund.

(6)	Investment acquired on August 1, 2016.

(7)	This fund was established and became consolidated from August 2016. It is a structure in which Santander Brasil is the creditor of certain debts guaranteed by real estate. The real estate provided as guarantee was converted into capital contributions to the fund. Simultaneously with this, the shares in the fund were transferred to Santander Brasil.

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

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 and the related notes thereto, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors,” and other factors discussed elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2016, 2015 and 2014, prepared in accordance with IFRS as issued by the IASB and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements.”

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

In 2014, the economy slowed down substantially (with real GDP growth of 0.5%. However, the downward trend of the economy did not result in a direct impact on credit quality in Brazil. The improvement in credit quality throughout 2012 and 2013 did not result in a change in overall delinquency ratios, despite a slowdown of the economy. The delinquency ratio reached 2.7% as of December 31, 2014 as compared to 2.8% in 2013, and unemployment reached historically low rates.

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

The recession continued throughout 2016, with GDP contracting 3.6%. However, market conditions improved markedly after a turbulent first quarter: inflation started to fall and ended the year within the official target band (at 6.3%), the currency strengthened, and the Central Bank started cutting the overnight interest rate. Fiscal deficits remained high, but a broad reform agenda, including the imposition of a freeze in government spending in real terms (already approved by the Congress) and a proposed social security reform helped to put the debt/GDP ratio on a more sustainable path, which appeared to have a positive impact on markets.

Other Factors Affecting Our Financial Condition and Results of Operations

As a Brazilian bank, we are significantly affected by the general economic environment in Brazil. The following table presents key data of the Brazilian economy for the periods indicated:

	For the year ended December 31,
	2016	2015	2014
GDP growth(1)	(3.6)%	(3.8)%	0.5%
CDI rate(2)	14.0%	13.2%	10.8%
TJLP(3)	7.50%	7.00%	5.0%
SELIC rate(4)	13.75%	14.25%	11.75%
Increase (decrease) in real rate against the U.S. dollar	(17)%	47.0%	13.4%
Selling exchange rate (at period end) R$ per U.S.$1.00	3.26	3.90	2.66
Average exchange rate R$ per U.S.$1.00(5)	3.49	3.33	2.35
Inflation (IGP-M)(6)	7.2%	10.5%	3.7%
Inflation (IPCA)(7)	6.3%	10.7%	6.4%

Sources: BNDES, Brazilian Central Bank, FGV and IBGE.

(1)	Revised series. Source: IBGE.
(2)	The overnight interbank deposit rate (Certificado de Depósito Interbancário), or “CDI” is the average daily interbank deposit rate in Brazil (at the end of each month and annually). This is the average rate for the given year.
(3)	Represents the interest rate applied by the BNDES for long-term financing (at the end of the period).
(4)	The benchmark interest rate payable to holders of some securities, such as treasury financial letters, issued by the Brazilian government and traded on the SELIC.
(5)	Average of the selling exchange rate for the business days during the period.
(6)	The inflation rate is the general index of market prices (Índice Geral de Preços-Mercado, or “IGP-M”), as calculated by FGV.
(7)	The inflation rate is the consumer price index (Índice de Preços ao Consumidor – Amplo, or “IPCA”), as calculated by the IBGE.

Interest Rates

The persistence of uncertainty in international markets and the first signs of a slowdown in domestic activity led the Brazilian Central Bank to begin monetary easing in August 2011. Thus, the SELIC rate was cut by 525 basis points between August 2011 and December 2012. On October 10, 2012, the SELIC rate reached an annual rate of 7.25%, the lowest level in history. In 2013, the Brazilian Central Bank began a monetary tightening cycle due to rising inflation (in the 6% range), the depreciation of the real, and a perception of the recovery of certain economic activity. The SELIC rate was increased by 275 basis points, reaching 10% on November 27, 2013 at the last monetary policy committee meeting of the year. The SELIC rate continued to increase in 2014, reaching 11.75% in December, 2014. On January 21, 2015, the SELIC rate was increased to 12.25%, reaching 12.75% on March 3, 2015. In April 2015, the SELIC rate was 13.25%. The monetary tightening cycle was extended until July 2015, when the SELIC rate reached 14.25%. In October 2016, the Brazilian Central Bank reduced the SELIC rate to 13.75% as of December 31, 2016 and has reached 12.25% as of the date of this annual report. A decrease in the SELIC rate may have a positive impact on our operations by promoting volume growth, even though it may also create pressure on asset-side spreads, while liability spreads should remain stable or even improve.

The following table presents the low, high, average and period-end SELIC rate since 2012, as reported by the Brazilian Central Bank:

	Low	High(1)	Average(2)	Period-End
Year
2012	7.25	10.50	8.46	7.25
2013	7.25	10.00	8.44	10.00
2014	10.00	11.75	11.02	11.75
2015	11.75	14.25	13.58	14.25
2016	13.75	14.25	14.15	13.75
2017 (through March 24)	12.25	13.00	12.50	12.25

(1)	Highest month-end rate.
(2)	Average of month-end rates during the period.

Our assets are predominantly fixed rate and our liabilities are predominantly floating. The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements. As of December 31, 2016, a 100 basis point increase in the yield curve would have resulted in R$385 million decline in the net interest income over a one-year period.

Credit Volume and Quality in Brazil

In 2012, with the economic activity slowdown, the household debt burden (defined as the percentage of monthly available family income owed to service debt) increased to 22.5%, and the level of non-performing loans to individuals was approximately 5.2%. The annual growth of outstanding credit decreased to 16.4%. The slowdown in credit growth continued through 2013 and 2014, even with a remarkable expansion of credit supply by state-owned banks. The total outstanding credit increased 14.5% and 11.3% in 2013 and 2014, respectively. The level of non-performing loans decreased to 3.7%, and the household debt burden decreased to 21.9% at the end of 2014. The slowdown in credit growth continued through 2015, with an annual growth of outstanding credit of 6.7%, a ratio of non-performing loans to individuals increased to 4.2% and a decrease of the household debt burden to 21.2%. In 2016, outstanding credit contracted 3.5% in nominal terms, but delinquency continued to fall: the ratio of non-performing loans to individuals reached 3.9%.

The total outstanding credit to GDP ratio increased from 34.7% in December 2007 to 54.5% in December 2015 and fell to 49% in 2016.

	2016	2015	2014
	(in billions of R$)
Total Credit Outstanding (*)	3,107	3,217	3,017
Earmarked credit	1,550	1,582	1,441
Non-earmarked based credit	1,557	1,635	1,577
of which:
Corporate	747	832	793
Individuals (retail)	809	803	783

(*) Some figures may be subject to revision by the Brazilian Central Bank.

Source: Brazilian Central Bank.

Foreign Exchange Rates

Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments. In 2016, we recorded foreign exchange revenues of R$4,575 million. In 2015, we recorded foreign exchange revenues of R$10,084 million. In 2014, we recorded foreign exchange losses of R$3,636 million. These results are due to the variation of the U.S. dollar against the real on our assets and liabilities positions in U.S. dollar denominated instruments during these years. These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure. Such losses and gains are recorded under “Exchange differences (net).”

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Most recently, the real was R$1.566 per U.S.$1.00 in August 2008. Primarily as a result of the crisis in the global financial markets, the real depreciated 31.9% against the U.S. dollar, reaching R$2.337 per U.S.$1.00 at year end 2008. In 2009 and 2010, the real appreciated against the U.S. dollar and reaching R$1.666 per U.S.$1.00 at year end 2010. During 2011, the real depreciated and on December 31, 2011 the exchange rate was R$1.876 per U.S.$1.00. During 2012, 2013 and 2014, the real continued to depreciate and on December 31, 2014, the exchange rate was R$2.656 per U.S.$1.00. During 2015, the real depreciated significantly mainly as a result of deteriorating economic conditions in Brazil, including Brazil being downgraded to non-investment grade status by S&P and Fitch Ratings, and a decrease in global commodities prices, and on December 31, 2015, the exchange rate was R$3.9048 per U.S.$1.00. During 2016, the real appreciated 17% against the U.S. dollar as a result of improved macroeconomic conditions in Brazil. On December 31, 2016, the exchange rate was R$3.26 per U.S.$1.00.

Inflation

The adoption of inflation targeting in 1999 resulted in a significant reduction in inflation rates in Brazil (measured by the IPCA, Consumer Price Index, the official inflation rate provided by the IBGE). In recent years, inflation has been oscillating around the target, which is set by the CMN. The target, which is still in effect, has been set at 4.5% since 2005 with a tolerance interval of 2% above and below this target. The tolerance interval for 2017 inflation was reduced to 1.5% in 2015, and this narrower band was also adopted in the following year for 2018.

In 2012, consumer price inflation showed a mild reduction to 5.8%, mainly due to the impact of reductions in the taxes applicable to durable goods. The inflation rate was 5.9% in 2013 due to inflation in the price of services of 8.7% combined with strong inflation in the price of food of 8.5%, which was partially offset by low inflation in certain price-regulated sectors, such as urban transport fares and electricity and telecommunication tariffs. However, in 2014, regulated prices inflation increased, bringing the overall rate of consumer inflation to 6.4%. In 2015, as a result of the indexation of a significant portion of contracts for services to the inflation levels of the previous years, the impact of adjustment of tariffs and the impact of the depreciation of the real on prices, the inflation rate reached a level of 10.7%, the highest on record since May 2005 and well above the Brazilian Central Bank’s inflation target of 4.5%. In 2016, inflation fell substantially as a result of the consistent efforts of the Brazilian Central Bank to reduce the inflation rate, ending the year at 6.3% (twelve-month accumulated rate).

Reserve and Lending Requirements

The requirements set by the Brazilian Central Bank for reserves and credit has a significant impact on the operational results of the financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our operational results by limiting or expanding the amounts available for commercial credit transactions.

The table below shows the requirements for reserves and credit to which we are subject for each financing category:

Product	As of December 31, 2016	As of December 31, 2015	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	34.0%	34.0%	Loans	Cap rate: 9.5% p.a.
Microcredit loans(2)	2.0%	2.0%	Loans	Cap rate: 2.0% p.m.
Reserve requirements	45.0%	45.0%	Cash	Zero
Additional reserve requirements	0.0%	0.0%	Cash	SELIC
Free funding(3)	19.0%	19.0%
Savings accounts
Mortgage loans	65.0%	65.0%	Loans	Cap of TR + 12.0% p.a.
			TR + 6.17% p.a., or
Reserve requirements(4)	24.5%	24.5%	Cash	TR + 70.0% of the target SELIC
Additional reserve requirements	5.5%	5.5%	Cash	SELIC
Free funding(3)	5.0%	5.0%
Time deposits
Reserve requirements	25.0%	25.0%
In cash or other instruments(5)	15.0%	15.0%	Cash or other instruments	SELIC for Cash
In cash	10.0%	10.0%	Cash	SELIC
Additional reserve requirements	11.0%	11.0%	Cash	SELIC
Free funding(3)	64.0%	64.0%

(1)	Rural credits are credits granted to farmers in the amount of R$9.0 billion and R$6.1 billion on December 31, 2016 and December 31, 2015, respectively.
(2)	Micro-credit is a credit granted to very small businesses, with an open position of R$317.1 million and R$299.5 million on December 31, 2016 and December 31, 2015, respectively.
(3)	Interest-free financing is the amount to be used on a free of interest basis for other purposes in each financing category.
(4)	Up to 18% of the reserve requirement can be deducted using real estate financing according to SFH.
(5)	Other instruments include motorcycle and vehicles financing, working capital and certain assets (mainly loan portfolios and Treasury Bills) from eligible financial institutions in accordance with regulations on reserve requirements on time deposits.

Taxes

See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Taxation.”

Hedging in Foreign Investments

We operate a branch in the Cayman Islands and a subsidiary named Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander EFC” (an independent wholly-owned subsidiary in Spain) which is used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the real on foreign investments is non-taxable. This tax treatment results in volatility of the income tax line item in our income statement. This asymmetry is offset through a derivative position in U.S. dollar futures, which generates gains or losses dependent on any devaluation or appreciation of the real, which is our strategy to protect our after-tax results. The reconciliation of our effective tax rate to the statutory tax rate is set forth in note 23b to our consolidated financial statements as of and for the year ended December 31, 2016.

Goodwill of Banco Real

We generated goodwill of R$27 billion as a result of our acquisition of Banco Real in 2008. Under IFRS, we are required to analyze goodwill for impairment at least annually or whenever there are indications of impairment. In 2016, 2015 and 2014, the recoverable goodwill amounts are determined from “value in use” calculations. For this purpose, we estimate cash flow for a period of five years. We prepare cash flow estimates considering several factors, including: (i) macroeconomic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate of, and long-term adjustments to, cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by an independent research company, which is reviewed and approved by the board of directors. Therefore, amortization of goodwill related to tax generates a permanent difference and no record of the deferred tax liability.

The following table shows the main assumptions for the basis of valuation as of the dates indicated.

	2016	2015	2014
	(Value in use: cash flows)
Main Assumptions(*)
Basis of valuation
Period of the projections of cash flows(1)	5 years	5 years	5 years
Growth rate(2)	8.0%	7.5%	7.0%
Discount rate(3)	15.2%	15.2%	14.4%

(1)	The projections of cash flow are prepared using internal budget and growth plans of management, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2)	The growth rate is calculated based on a real growth rate of 3.3% p.a. plus annual long-term inflation in 2016.

(3)	The discount rate is calculated based on the capital asset pricing model. The discount rate before tax is 20.23% in 2016 and 20.11% in 2015.

(*)	The recoverability test base date is December 31, 2016. Goodwill is tested for impairment at the end of each reportable period or whenever there is any indication of a potential impairment.

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

Sale of SSS DTVM

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

Issuance of Notes

On January 14, 2014, our board of directors approved the issuance of U.S. Dollars – denominated notes outside of Brazil in an amount of R$6 billion (the “Notes”). The issuance of the Notes occurred on January 29, 2014. The specific characteristics of the Notes issued to compose the Tier I capital are:

·	Notional value: U.S.$1.247 billion, equivalent to R$3 billion;

·	Interest rate: 7.375% p.a.;

·	Maturity: the Tier I Notes shall be perpetual;

·	Frequency of interest payment: interest will be paid quarterly from April 29, 2014;

·	Discretion: Santander Brasil may cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; and

·	Subordination: in the case of insolvency, the Notes’ financial settlement is subordinated to all Tier II capital instruments.

·	The specific characteristics of the Notes issued to form the Tier II capital are:

·	Notional value: U.S.$1.247 billion, equivalent to R$3 billion;

·	Interest rate: 6.0% p.a.;

·	Maturity: the Tier II Notes will mature on January 29, 2024; and

·	Frequency of interest payment: interest payable semi-annually from July 29, 2014.

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

Exchange Offer

On April 29, 2014, our indirect controlling shareholder, Santander Spain, announced its intention to launch the Brazilian Exchange Offer and the U.S. Exchange Offer. As a result of the transaction, we continued to be a listed company, although we changed from the Level 2 Segment to the basic listing segment of the BM&FBOVESPA.

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

The Brazilian Exchange Offer and the U.S. Exchange Offer were concluded on October 30, 2014. On October 31, 2014, Santander Brasil together with Santander Spain announced to the market the results of the Brazilian Exchange Offer and the U.S. Exchange Offer, pursuant to which Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Santander Brasil, thereby increasing the Santander Group’s stake in Santander Brasil to 88.30% (not including the shares held by Banco Madesant - Sociedade Unipessoal) of Santander Brasil’s total share capital (88.87% of its common shares and 87.71% of its preferred shares, also considering the ADRs, representing Units acquired in the United States). As a consequence of the Brazilian Exchange Offer and the U.S. Exchange Offer, Santander Brasil’s shares are no longer listed on the Level 2 Segment of the BM&FBOVESPA, and are now listed in the basic listing segment of BM&FBOVESPA.

Merger of GetNet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. into GetNet Adquirência e Serviços para Meios de Pagamento S.A.

On July 31, 2014, we completed the acquisition of the operations of GetNet, which had been announced on April 4, 2014.

At the Extraordinary Shareholders’ Meeting of August 31, 2014, the shareholders of the companies approved the merger of GetNet into SGS under the terms of the Merger Protocol of GetNet into SGS (the “Protocol”) dated as of August 29, 2014.

Pursuant to the Protocol, SGS received the book value of all assets, rights and obligations of GetNet totaling R$42.9 thousand, which was extinguished and succeeded by SGS GetNet in all rights and obligations via a merger of GetNet into SGS. Considering that all the shares issued by GetNet were held by SGS, no increase of the capital of SGS was made following the approval of the merger, and the net assets of GetNet were registered by SGS GetNet in its investment account.

The implementation of the GetNet merger represented an important step in the simplification, integration and consolidation of the capture and processing activities of the Santander Group’s acquiring business in Brazil. The structure provides a higher flexibility to manage business with a new and more complete commercial approach and increasing operational leverage with economies of scale.

The GetNet merger was undertaken based on the balance sheet of GetNet as of July 31, 2014 which was prepared specifically for purposes of the merger. Any variations occurred between August 1, 2014 to August 31, 2014 were appropriated by SGS GetNet.

Sale of the Investment Fund Management and Managed Portfolio Operations

On December 17, 2013, we concluded the sale of our asset management business, by way of disposal of all of the shares of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander Brasil Asset”), a company then controlled by us. The asset management activities then performed by Santander Brasil Asset were segregated into a new asset manager created for that purpose. The sales price was R$2,243 million, generating a post-tax capital gain of R$1,205 million.

We remain the administrator of the funds and in charge of distribution activities, receiving remuneration in line with market practices. As the administrator of the funds, we will continue to oversee the management of the funds, perform services related directly or indirectly to the functioning and maintenance of the funds. Additionally, we will also continue to engage in sales and distribution activities. We will not manage the funds invested or make investment decisions with respect thereto, which duties are performed by the new asset manager.

The transaction was part of a worldwide partnership between Santander Spain and two of the world’s leading private equity companies, Warburg Pincus and General Atlantic. As part of this alliance, Santander Spain now holds 50% of a holding company called Santander Asset Management, which integrates the asset management businesses of the Santander Group in eleven countries (including Brazil), with the remaining 50% of shares in Santander Asset Management being held by Warburg Pincus and General Atlantic. In 2016, the Santander Group reached an agreement with Warburg Pincus and General Atlantic pursuant to which the Santander Group will acquire their 50% share in Santander Asset Management. This transaction on completion will bring Santander Asset Management back to the 100% ownership of Santander Group.

Net income derived from our asset management business amounted to R$74 million in 2011, R$55 million in 2012, and approximately R$55 million in 2013 through the date of sale.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

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

We use derivative financial instruments for both trading and non-trading activities. The principal types of derivatives used are interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross-currency swaps, equity index futures, equity options and equity swaps. The fair value of exchange traded derivatives is calculated based on published price quotations. The fair value of over-the-counter derivatives is calculated as the sum of the expected future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets as follows:

·	The present value method for valuing financial instruments permitting static hedging (principally, forwards and swaps) and loans and advances. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data.

·	The Black-Scholes model for valuing financial instruments requiring dynamic hedging (principally structured options and other structured instruments). Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

·	Each of the present value methods and the Black-Scholes models are used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors. The main inputs used in these models are principally observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates.

·	We use dynamic models similar to those used in the measurement of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives). In the case of non-linear instruments, if the portfolio is exposed to credit risk (such as credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used to determine the underlying cost of credit for credit derivatives are quoted credit risk spreads, and the correlation between quoted credit derivatives of various issuers.

·	The determination of fair value requires us to make certain estimates and assumptions. If quoted market prices are not available, fair value is calculated using widely accepted pricing models that consider contractual prices of the underlying financial instruments, yield curves, contract terms, observable market

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

Impairment Losses on Financial Assets

Definition

A financial asset is considered impaired when there is objective evidence of any of the following:

·	significant financial difficulties affecting the issuer, borrower or other similar obligor;

·	it becoming probable that the issuer, borrower or other similar obligor will enter bankruptcy or other financial reorganization;

·	a breach of contract, such as a default or delinquency in interest or principal payments;

·	a breach of certain other clauses or terms of the documentation underlying the transaction;

·	the disappearance of an active market for that financial asset because of financial difficulties; or

·	observable data indicating that there is a measurable decrease in the estimated future cash flows from financial assets since the initial recognition of those assets (even though such decrease is yet to materialize), including: (i) adverse changes in the payment status of issuers, borrowers or other similar obligors in the group; or (ii) national or local economic conditions that correlate with defaults on the assets.

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

In estimating the future cash flows of debt instruments, the following factors are taken into account:

·	All the amounts that are expected to be obtained over the remaining life of the instrument, in this case, the provided guarantees. The impairment loss takes into account the likelihood of collecting accrued interest receivable.

·	The various types of risk to which each instrument is subject; and

·	The circumstances in which collections will foreseeably be made.

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

·	Customers with individual management: Wholesale segment customers, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support decision-making model-based risk assessment internal procedure.

·	Customers with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specializing in this type of risk. The credits related to standardized customers are usually considered not recoverable when they have historical loss experience and delay greater than 90 days.

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

The impairment loss is calculated using statistical models that consider the following factors:

·	Exposure at default or “EAD” is the amount of risk exposure at the date of default by the borrower. In accordance with IFRS as issued by the IASB, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

·	Probability of default or “PD” is the probability of the borrower failing to meet its principal and/or interest payment obligations. PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

·	Loss given default, or “LGD,” is the loss arising in the event of default. In addition to examining the PD, we manage our portfolio looking for loans in which the borrowers will provide higher volumes of guarantees relating to operations and who will also act to constantly strengthen the area of loan recovery. These and other actions combined are responsible for ensuring the adequacy of the LGD parameters (loss resulting from the event of default by the borrower to honor the principal and/or interest payments). The LGD calculation is based on the net charge-offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of delinquency.

·	Loss identification period, or “LIP,” is the time period between the occurrence of a loss event and the identification of an objective evidence of this loss by Santander Brasil. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of such loss.

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

The assessment of what constitutes an impairment is based on the following models:

We test goodwill for impairment on an annual basis, or more frequently if events or changes in economic circumstances, such as an adverse change in Santander Brasil’s business condition or observable market data, indicate that these assets may be impaired. The recoverable amount determination used in the impairment assessment requires prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions. Events and factors that may significantly affect the estimates include, among other things, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. If an impairment loss is recognized for goodwill, it may not be reversed in a subsequent period. The recognition of impairment is applicable when significant changes occur in the main estimates used to evaluate the recoverable amounts of the cash-generating unit recoverable amount below the carrying amount. Based on the assumptions described above, no impairment of goodwill in 2016 and 2015 was identified.

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

Upon impairment of either debt or equity instruments, the amount considered as effective loss is recognized in profit or loss. In addition, we did not identify any impairment of tangible assets in 2016 and 2015(see notes 14, 13 and 12, respectively, to our audited consolidated financial statements).

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

The adoption of this accounting policy involved, fundamentally, full recognition of liabilities on account of actuarial losses (actuarial deficit) not recognized previously, against the stockholders’ equity (Statements of Comprehensive Income).

Main Definitions:

·	The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

·	Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

·	The sponsoring entity may recognize the plan’s assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

·	Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments due to experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

·	Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

·	The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in the income statement in the lines of “Interest expense and similar charges” and “Provisions (net).”

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultant, at the end of each year to be effective for the subsequent period.

Results of Operations for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Highlights

For the year ended December 31, 2016, we reported a consolidated profit of R$7,465 million, a decrease of R$2,369 million as compared to the year ended December 31, 2015. This decrease was mainly due to non-recurring results before taxes of R$7.9 billion related to a reversal of tax provision regarding COFINS and R$765 million of tax reimbursement related to COFINS that did not occur in 2016.

Our impaired assets to credit risk ratio was stable at 7.0% for the year ended December 31, 2016 and 7.0% for the year ended December 31, 2015, mainly due to our collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts.

The coverage ratio (provisions for impairment losses as a percentage of impaired assets) was 96.3% in the year ended December 31, 2016, a 13.4 p.p. increase as compared to 82.9% in the year ended December 31, 2015.

Our total loan portfolio increased by 0.4%, from R$267.2 billion on December 31, 2015 to R$268.4 billion on December 31, 2016. Loans to large corporate customers decreased by R$5,120 million, a decrease which was offset by an increase of R$6,617 million in loans to individuals, during the year ended December 31, 2016 as compared to the year ended December 31, 2015.

Growth in lending to individuals was driven by an increase of 27.5% in payroll loans and 4.5% in mortgages. Our reduction in lending to our large corporate customers of 4.5% was a consequence of market conditions, reflecting the exchange rate variation and a decrease mainly in our working capital portfolio.

Deposits from the Brazilian Central Bank and deposits from credit institutions plus customer deposits increased by 4.3% to R$326.1 billion on December 31, 2016 from R$312.5 billion on December 31, 2015.

Our efficiency ratio was 30.6% in December 2016, a 16.6p.p. decrease from 47.1% in December 2015. Our Basel capital adequacy ratio, calculated in accordance with the regulations and guidance of the Brazilian Central Bank, was 16.3% as of December 31, 2016.

Results of Operations

The following table presents our consolidated results of operations for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

	For the year ended December 31
	2016	2015	% Change	Change
	(in millions of R$, except percentages)
Net interest income	30,586	31,337	(2.4)%	(751)
Income from equity instruments	259	143	81.0%	116
Income from companies accounted for by the equity method	48	116	(59.1)%	(69)
Net fees and commissions	10,978	9,484	15.8%	1,494
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	7,591	(9,918)	176.5%	17,509
Other operating income (expenses)	(625)	(347)	(79.9)%	(277)
Total income	48,837	30,814	58.5%	18,022
Administrative expenses	(14,920)	(14,515)	2.8%	(405)
Depreciation and amortization	(1,483)	(1,490)	0.5%	7
Provisions (net)	(2,725)	(4,001)	31.9%	1,277
Impairment losses on financial assets (net)	(13,301)	(13,634)	2.4%	333

	For the year ended December 31
	2016	2015	% Change	Change
	(in millions of R$, except percentages)
Impairment losses on other assets (net)	(114)	(1,221)	90.6%	1,106
Other non-financial gains/losses	91	831	(89.1)%	(740)
Operating profit before tax	16,384	(3,216)	609.5%	19,600
Income taxes	(8,919)	13,050	n.d.	(21,969)
Net profit from continuing operations	7,465	9,834	(24.1)%	(2,369)
Discontinued operations	—	—
Consolidated Profit for the Year	7,465	9,834	(24.1)%	(2,369)

Summary

Our consolidated profit for the year ended December 31, 2016 was R$7.5 billion, a 24.1% decrease as compared to the year ended December 31, 2015 for which our consolidated profit was R$9.8 billion.

This decrease in our consolidated profit for the year was mainly due to an increase of R$21,969 million in the “Income taxes” line item for the year ended December 31, 2016 as compared to the year ended December 31, 2015. This increase can be principally attributed to:

·	gains of R$2.7 billion related to the reversal of tax provisions and a tax reimbursement related to COFINS in 2015 which did not occur in 2016;

·	an increase from 15% to 20% in the CSLL tax rate in the fourth quarter of 2015; and

·	tax expenses of R$17,059 million in the year ended December 31, 2016 arising out of the effects of foreign exchange rate variations affecting certain of our foreign branches and the associated hedging instruments, which was offset by gains in the same amount on financial assets and liabilities (net) and exchange differences (net). For further information, see “—Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments.”

Net Interest Income

Net interest income for the year ended December 31, 2016 was R$30,586 million, a 2.4%, or R$751 million, decrease from R$31,337 million for the year ended December 31, 2015. This decrease was principally due to a non-recurring reversal of tax provision and a tax reimbursement in relation to COFINS in an amount of R$2.4 billion in 2015 that did not occur in 2016. For further information, please see note 24.c.1 and note 25 to our audited consolidated financial statements included in this annual report. Despite such decrease, revenues from deposits and others products related to our funding operations increased 31.1% or R$723 million, as compared to the year ended December 31, 2015, as a result of our focus on customer loyalty and active liability management.

Average total earning assets in 2016 were R$504.3 billion, a 5.0% or R$23.9 billion increase from R$480.4 billion in 2015. The principal drivers of this increase were an increase of R$32.1 billion, or 47.7%, in the average of cash and balances with the Brazilian Central Bank partially offset by a decrease of R$7.6 billion, or 18.4%, in the average of loans and amounts due from credit institutions. Net yield (the net interest income divided by average earning assets) was 6.2% in 2016, compared to 6.6% in 2015, a decrease of 0.4 p.p.

Average total interest bearing liabilities in 2016 were R$408.1 billion, a 5.9% or R$22.9 billion increase from R$385.2 billion in 2015. The main drivers of this growth were an increase of R$12.0 billion in customer deposits, an increase of R$11.6 billion in marketable debt securities and an increase of R$1.4 billion in deposits from the Brazilian Central Bank and deposits from credit institutions offset by R$2.2 billion in other interest bearing liabilities.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) in 2016 was 4.0%, 0.7 p.p. lower than in 2015, which was 4.7%.

Income from Equity Instruments

Income from equity instruments for the year ended December 31, 2016 totaled R$259 million, a R$116 million increase from R$143 million for the year ended December 31, 2015. This increase was mainly due to an increase in dividends from investments registered in available for sale financial assets.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the year ended December 31, 2016 was R$48 million, a R$69 million decrease from R$116 million for the year ended December 31, 2015. This decrease was mainly due to losses at Banco RCI Brasil S.A, a jointly-controlled company.

Net Fees and Commissions

Net fees and commissions for the year ended December 31, 2016 reached R$10,978 million, a 15.8%, or R$1,494 million, increase from R$9,484 million for the year ended December 31, 2015. This increase was mainly due to an increase of R$512 million in revenues from credit and debit cards, R$430 million in revenues from banking fees and R$285 million in revenues from insurance and capitalization products.

Net fees and commissions from credit and debit cards totaled R$3,022 million for the year ended December 31, 2016, an increase of 20.4% compared to the year ended December 31, 2015, mainly owing to higher interchange fees due to an increase in transaction volumes. Our credit card base decreased 2.8% although our number of issued debit cards increased 8.5% for the year ended December 31, 2016, reaching a total 62.5 million issued cards.

Net fees and commissions from banking fees totaled R$3,001 million for the year ended December 31, 2016, an increase of 16.7% compared to the year ended December 31, 2015 primarily due to an increase in fees charged to our clients.

Net fees and commissions from insurance and capitalization products totaled R$2,478 million for the year ended December 31, 2016, a 13.0% increase compared to the year ended December 31, 2015. This increase was mainly due to the marketing campaigns conducted in the branch network during the first half of 2016.

The following table reflects the breakdown of net fee and commission income for the years ended December 31, 2016 and 2015:

	For the year ended December 31
	2016	2015	% Change	Change
	(in millions of R$, except percentages)
Banking fees	3,001	2,570	16.7%	430
Collection and payment services	957	816	17.3%	141
Insurance and Capitalization	2,478	2,192	13.0%	285
Asset Management and Pension Funds	1,174	1,028	14.2%	146
Credit and debit cards	3,022	2,509	20.4%	512
Capital markets	590	501	17.8%	89
Trade finance	855	701	22.0%	154
Tax on services	(515)	(401)	28.3%	(113)
Others	(584)	(433)	35.0%	(151)
Total	10,978	9,484	15.8%	1,494

Gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2016 were gains of R$7,591 million, a R$17,509 million increase from losses of R$9,918 million for the year ended December 31, 2015. This variation is mainly explained by an increase of R$17,059 million from derivatives transactions, as a consequence of our results of hedging on investments abroad, which was offset by losses in the same amount in income taxes. For further information see “—Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments.”

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2016 were expenses of R$625 million, an increase of R$277 million compared to expenses of R$347 million for the year ended December 31, 2015, primarily due to the reversal of losses related to the private pension plan which occurred during the year ended December 31, 2015 that did not occur in the year ended December 31, 2016, and an increase in operational losses relating to fraud.

Administrative Expenses

Administrative expenses for the year ended December 31, 2016 were R$14,920 million, a R$405 million increase compared to administrative expenses of R$14,515 million for the year ended December 31, 2015.

Personnel expenses increased R$578 million for the year ended December 31, 2016 compared to the same period in 2015, due principally to higher wage and salaries and the R$155 million lump-sum bonus in connection with the renegotiation of our collective bargaining agreement in October 2016.

The following table reflects our personnel expenses as of the periods indicated:

	For the year ended December 31
	2016	2015	% Change	Change
	(in millions of R$, except percentages)
Wages and salaries	5,377	4,655	15.5%	722
Social security costs	1,273	1,316	(3.3)%	(43)
Benefits	1,278	1,184	7.9%	94
Training	63	93	(32.7)%	(30)
Other personnel expenses	386	550	(29.8)%	(164)
Total	8,377	7,799	7.4%	578

The efficiency ratio decreased to 30.6% in the year ended December 31, 2016, as compared to 47.1% for the year ended December 31, 2015. Our adjusted efficiency ratio, which excludes the effect of profit-neutral tax hedging (see “—Hedging in Foreign Investments” and “Selected Financial Data—Selected Consolidated Non-GAAP Ratios”) increased from 34.8% in 2015 to 34.9% in 2016.

Other administrative expenses decreased R$173 million from R$6,716 million for the year ended December 31, 2015 to R$6,543 million for the year ended December 31, 2016. This decrease was primarily due to lower expenses from specialized and technical services, advertising and per diems and travel expenses.

The following table sets forth other administrative expenses for each of the periods indicated:

	For the year ended December 31
	2016	2015	% Change	Change
	(in millions of R$, except percentages)
Specialized and technical services	1,745	1,821	(4.2)%	(76)
Property, fixtures and supplies	1,279	1,268	0.8%	10
Technology and systems	1,247	1,193	4.6%	54
Advertising	487	523	(7.0)%	(37)
Communications	489	481	1.6%	8
Per diems and travel expenses	133	160	(16.9)%	(27)
Surveillance and cash courier services	622	615	1.3%	8
Other administrative expenses	542	655	(17.3)%	(114)
Total	6,543	6,716	(2.6)%	(173)

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2016 was R$1,483 million, a R$7 million decrease from R$1,490 million for the year ended December 31, 2015.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$2,725 million for the year ended December 31, 2016, a decrease of R$1,277 million compared to R$4,001 million for the year ended December 31, 2015. This decrease was mainly due to a decrease in provisions related to tax and civil contingencies.

Impairment Losses on Financial Assets (Net)

Impairment Losses on Financial Assets (Net) for the year ended December 31, 2016 were R$13.3 billion, a R$333 million decrease compared to R$13.6 billion for the year ended December 31, 2015 principally due to:

·	An increase of 2.1%, or R$280 million, in impairment losses for loans and receivables from R$13.1 billion as of December 31, 2015 to R$13.4 billion on December 31, 2016. The increase in impairment losses for loans and receivables was mainly caused by the slowdown in the Brazilian economy observed in the last two years, which affected our portfolio generally and in particular our commercial and industrial portfolio. As a result of the increase in impaired assets, we maintained in place our measures to manage impaired assets and provisions for impairment losses, especially collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts.

·	A decrease of R$612 million to revenues of R$88 million for the year ended December 31, 2016 in other financial instruments not measured at fair value compared to a loss of R$524 million for the year ended December 31, 2015, was mainly due to provisions made in 2015 that did not occur in 2016.

Our credit risk exposure portfolio decreased by approximately R$9.174 billion from R$310.9 billion as of December 31, 2015 to R$301.7 billion as of December 31, 2016. Our impaired assets increased by approximately R$289 million in the same period from R$18.6 billion to R$18.9 billion (see “—Impaired Assets by Type of Loan”). The default rate on all loans and other financial assets increased by 30 basis points in 2016 in comparison to 2015.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio as of December 31, 2016 and December 31, 2015.

	For the year ended December 31
	2016	2015	% Change	Change
	(in millions of R$, except percentages)
Loans and advances to customers, gross	268,438	267,266	0.44%	1,172
Impaired assets	18,888	18,599	1.55%	289
Provisions for impairment losses	18,191	15,412	18.03%	2,779
Credit risk exposure – customers(1)	301,703	310,877	(2.95)%	(9,174)
Ratios
Impaired assets to credit risk exposure	6.3%	6.0%	—	0.3p.p.
Coverage ratio(2)	96.3%	82.9%	—	26.69p.p.
Impairment losses on loans and receivables	(13,390)	(13,110)	2.1%	(280)
Impairment losses on other financial instruments not measured at fair value through profit for loss(3)	88	(524)	(116.9)%	612
Total of Impairment losses on financial assets (net)(4)	(13,301)	(13,634)	(2.4)%	333

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$268,438 million and guarantees and documentary credits amounting to R$33,265 million. We include off-balance sheet information in this measure to better demonstrate our total managed credit risk.

(2)	Provisions for impairment losses as a percentage of impaired assets.

(3)	Corresponds to registration of losses of a permanent character in the realization value of bonds and securities classified as “Securities available for sale” currently accounted for “Earnings on financials assets (net).”

(4)	As of December 31, 2015 and December 31, 2016, our total of impairment losses on financial instruments included R$144 million and R$1,555 million, respectively, relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio (impairment losses divided by loans and advances to customers, gross) from 2011 through 2016:

Impaired Assets by Type of Loan

The following table shows our impaired assets by type of loan as of December 31, 2016 and December 31, 2015.

	For the year ended December 31,
	2016	2015	% Change	Change
	(in millions of R$)
Commercial and industrial	11,629	10,749	8.2%	880
Real estate	719	829	(13.3)%	(111)
Installment loans to individuals	6,488	6,970	(6.9)%	(482)
Lease financing	52	52	n/d	0
Total	18,887	18,599	1.5%	288

For a discussion of the evolution in impairment in our lending portfolios and our methodology for loan loss allowances with respect to the following lending portfolios, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.” See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally—Ongoing investigations relating to corruption and diversion of public funds that are being conducted by the Brazilian federal police as well as other Brazilian and non-Brazilian regulators and law enforcement officials may adversely affect the growth of the Brazilian economy and could have a material adverse effect on us” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally—The financial problems faced by our customers could adversely affect us.”

Commercial and Industrial

Impaired assets in the portfolio of commercial and industrial loans amounted to R$11,629 million as of December 31, 2016, an increase of R$880 million, or 8.2%, compared to R$10,749 million as of December 31, 2015. The increase in impaired assets in this portfolio was mainly caused by the slowdown in the Brazilian economy in the last two years, affecting our commercial and industrial portfolio. For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

Real Estate

Impaired assets in the real estate lending portfolio totaled R$719 million on December 31, 2016, a decrease of R$111 million compared to R$829 million as of December 31, 2015. The decrease in impaired assets was primarily due to better management of this portfolio, with improved options for customers to restructure their debt. For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

Installment loans to individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$6,488 million on December 31, 2016, with a decrease of R$482 million, or 6.9%, compared to 2015. The decrease in impaired assets reflects the measures adopted by us since late 2012 to manage default rates in this portfolio, with improved options for customers to restructure their debt. For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

Financial Leasing

Impaired assets in the financial leasing lending portfolio were stable in the period of comparison, totaling R$52 million as of December 31, 2016 and R$52 million as of December 31, 2015. For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2016 amounted to losses of R$114 million, a decrease of R$1,106 million as compared to 2015, mainly due to expenses of R$675 million related to the impairment of software and expenses of R$534 million related to the impairment of payroll services related assets in 2015 that did not recur in 2016.

Other Non-Financial Gains/Losses

Other non-financial gains/losses were gains of R$91 million during the year ended December 31, 2016, a R$740 million decrease from gains of R$831 million during the year ended December 31, 2015, mainly due to a non-recurring gain of R$751 million from the sale of SSS DTVM in 2015. For further information, see “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Sale of Santander Securities Services Brasil DTVM S.A.”

Income Taxes

Income taxes expense includes income tax, social contribution, PIS and COFINS (which are social contributions due on certain revenues net of some expenses). Income taxes amounted to expenses of R$8,919 million for the year 2016, a R$21,969 million change from a R$13,050 million of tax benefit for the year 2015. This change is principally attributable to the following events: (i) negative variation of R$17,059 million as a consequence of the effects of foreign exchange rate variations affecting certain of our foreign branches, and the associated hedging instruments, affecting the “Gains (losses) on financial assets and liabilities (net)” line, (ii) gains of R$2.7 billion related to the reversal of a tax provision and a tax reimbursement related to the COFINS in 2015 that did not occur in 2016, and (iii) the recognition of tax credits derived from the increase of the CSLL tax rate from 15% to 20% in August 2015.

Results of Operations by Segment for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

The following tables show our results of operations for the years ended December 31, 2016 and 2015, for each of our operating segments.

Commercial Banking

	For the year ended December 31
	2016	2015	% Change	Change
	(in millions of R$, except percentages)
Net interest income	27,366	27,041	1.2%	325
Income from equity instruments	259	143	81.0%	116
Income from companies accounted for by the equity method	48	116	(59.1)%	(69)
Net fee and commission income	9,580	8,241	16.3%	1,339
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	5,619	(9,069)	(162.0)%	14,688
Other operating income (expenses)	(611)	(335)	82.2%	(276)
Total income	42,261	26,136	61.7%	16,124
Personnel expenses	(7,638)	(7,123)	7.2%	(515)
Other administrative expenses	(6,273)	(6,450)	(2.7)%	177
Depreciation and amortization	(1,382)	(1,361)	1.5%	(20)
Provisions (net)	(2,685)	(4,013)	(33.1)%	1,328
Impairment losses on financial assets (net)	(11,607)	(12,365)	(6.1)%	758
Impairment losses on other assets (net)	(114)	(1,220)	(90.6)%	1,106
Other nonfinancial gain (losses)	91	831	(89.1)%	(740)
Operating profit before tax	12,652	(5,565)	(327.3)%	18,217
Discontinued Operations	—	—	—	—

Operating profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2016 was R$12.6 billion, a R$18.2 billion increase from losses of R$5.6 billion for the year ended December 31, 2015.

This variation was mainly due to:

·	An increase of R$14,688 million in gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2016, compared to the year ended December 31, 2015, mainly due an increase of R$17,059 million from derivatives transactions, as a consequence of our results of hedging on investments abroad. For further information see “—Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments.”

·	A decrease of R$1,328 million in provisions (net) for the year ended December 31, 2016, compared to the year ended December 31, 2015, mainly due to a decrease in provisions expenses principally related to tax and civil contingencies.

·	An increase of R$1,339 million in net fee and commission income for the year ended December 31, 2016, compared to the year ended December 31, 2015, mainly due to an increase in revenues from banking fees, revenues from credit and debit cards and an increase in revenues from insurance and capitalization products.

Global Wholesale Banking

	For the year ended December 31
	2016	2015	% Change	Change
	(in millions of R$, except percentages)
Net interest income	3,221	4,297	(25.0)%	(1,076)
Net fee and commission income	1,397	1,243	12.4%	155
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	1,972	(849)	(332.1)%	2,821
Other operating income (expenses)	(14)	(12)	14.5%	(2)
Total income	6,576	4,678	40.6%	1,898
Personnel expenses	(739)	(675)	9.4%	(64)
Other administrative expenses	(270)	(267)	1.3%	(4)
Depreciation and amortization	(101)	(129)	(21.6)%	28
Provisions (net)	(39)	12	(439.4)%	(51)
Impairment losses on financial assets (net)	(1,694)	(1,269)	33.5%	(425)
Impairment losses on other assets (net)	(0)	(0)	n.d.	0
Operating profit before tax	3,732	2,349	58.9%	1,383
Discontinued Operations	—	—	—	—

Profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2016 was R$3.7 billion, a 58.9%, or R$1,383 million, increase from R$2.3 billion for the year ended December 31, 2015.

This variation was mainly due to:

·	an increase of R$2,821 million in gains on financial assets and liabilities (net) and exchange differences (net), mainly explained by an increase in gains from derivatives and market positions.

This variation was partially offset by:

·	a decrease of R$1,076 million in net interest income, mainly related to losses on market positions offset in part by gains on financial assets and liabilities (net) and exchange differences (net); and

·	an increase of R$425 million in impairment losses on financial assets (net), as a result of additional allowances for certain corporations that were adversely affected by the weak macroeconomic environment.

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

The coverage ratio was 82.9% in the year ended December 31, 2015, a 13.9 p.p. decrease as compared to 96.8% in the year ended December 31, 2014.

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

Our efficiency ratio was 47.1% in December 2015, a 7.8 p.p. increase from 39.9% in December 2014. Our Basel capital adequacy ratio, in accordance with the Brazilian Central Bank, was 15.7% as of December 31, 2015.

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

These increases were partially offset by an increase of R$9,031 million in losses on financial assets and liabilities (net) and exchange differences for the year ended December 31, 2015, compared to the year ended December 31, 2014. This variation was mainly due to losses of R$10.9 billion on derivatives transactions, as a consequence of our results of hedging the tax effect on investments abroad, which losses were offset by gains of the same amount in income taxes). For further information, see “—Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments.”

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

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the year ended December 31, 2015 was R$116 million, a R$25 million increase from R$91 million for the year ended 2014. This increase was mainly due to the positive results of operations of Banco RCI Brasil S.A. (formerly, Companhia de Crédito, Financiamento e Investimento RCI Brasil), a jointly-controlled company. This increase was partially offset by the negative results of operations of TECBAN—Tecnologia Bancária S.A., a jointly-controlled company.

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

Revenues from credit and debit cards totaled R$2,509 million for the year ended December 31, 2015, an increase of 8.5% compared to the year ended December 31, 2014, mainly due to the increase in the volume of credit and debit card transactions and the GetNet acquisition. Our credit card base decreased 6.8% although our number of issued debit cards increased 8.3% for the year ended December 31, 2015, reaching a total 59.0 million issued cards.

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

Personnel expenses increased R$595 million for the year ended December 31, 2015, due principally to higher wage and salaries, and social security and benefits expenses related to the consolidation of GetNet and Bonsucesso into Santander Brasil and the impact of our collective bargaining agreement.

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

The efficiency ratio, which we calculate as total administrative expenses divided by total income, increased to 47.1% in the year ended December 31, 2015, as compared to 39.9% for the year ended December 31, 2014.

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

Impairment Losses on Financial Assets (Net)

Our credit risk exposure portfolio increased by R$22.4 billion, or 7.8%, on December 31, 2015, compared to the year-end 2014, while our impaired assets increased by 32.7%, or R$4.6 billion. The default rate had an increase of 110 basis points in 2015, compared to the same period of the prior year. The provisions for impairment losses on financial assets (net) in 2015 increased by 21.0%, or R$2.4 billion, compared to 2014 (R$11.3 billion), accounting for R$13.0 billion on December 31, 2015, mainly due to the slowdown in the Brazilian economy and political crisis, that have negatively impacted certain major companies active in the oil and gas, construction and infrastructure sectors to which we have extended credit.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio as of December 31, 2015 and December 31, 2014.

	At December 31,
	2015	2014	% Change	Change
	(in millions of R$, except percentages)
Loans and advances to customers, gross	267,266	249,111	7.3%	18,155
Impaired assets	18,599	14,011	32.7%	4,588
Provisions for impairment losses	15,412	13,563	13.6%	1,849
Credit risk exposure – customers(1)	310,877	288,445	7.8%	22,432
Ratios
Impaired assets to credit risk exposure	6.0%	4.9%	—	1.1 p.p.
Coverage ratio(2)	82.9%	96.8%	—	(13.9) p.p.
Impairment losses on loans and receivables	(13,110)	(11,194)	17.1%	(1,916)
Impairment losses on other financial instruments not measured at fair value through profit for loss (3)	(524)	(78)	n.d.	(446)
Impairment losses on financial assets (net)(4)	(13,634)	(11,272)	21.0%	(2,362)

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$267,266 million as of December 31, 2015 and guarantees and documentary credits amounting to R$43,611 million as of December 31, 2015. We include off-balance sheet information in this measure to better demonstrate our total managed credit risk.

(2)	Provisions for impairment losses as a percentage of impaired assets.

(3)	Corresponds to registration of losses of a permanent character in the realization value of bonds and securities classified as “Securities available for sale” currently accounted for “Earnings on financials assets (net).”

(4)	As of December 31, 2015, our total net expenses included R$144 million relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2011 through 2015:

Impaired Assets by Type of Customer

The following table shows our impaired assets by type of loan as of December 31, 2015 and December 31, 2014.

	For the year ended December 31,
	2015	2014
	(in millions of R$)
Commercial and industrial	10,749	6,737
Real estate	829	375
Installment loans to individuals	6,970	6,839
Lease financing	52	60
Total	18,599	14,011

For a discussion of the evolution in impairment in our lending portfolios and our methodology for loan loss allowances with respect to the following lending portfolios, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

Commercial and Industrial. Impaired assets in the portfolio of commercial and industrial loans amounted to R$10,749 million on December 31, 2015, an increase of R$4,012 million, or 59.6%, compared to 2014. The increase in impaired assets in this portfolio was mainly caused by the slowdown in the Brazilian economy, for which the GDP decreased by 3.8%. For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

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

Installment loans to individuals. Impaired assets in the installment loans to individuals lending portfolio totaled R$6,970 million on December 31, 2015, with increase of R$131 million, or 1.9%, compared to 2014. The stability in impaired assets reflects the measures adopted by Santander Brasil since late 2012 to manage default rates in this portfolio. For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

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

Other Non-Financial Gains/Losses

Other non-financial gains/losses were gains of R$831 million during the year ended December 31, 2015, a R$730 million increase from gains of R$101 million during the year ended December 31, 2014, mainly due to a non-recurring gain of R$751 million from the sale of SSS DTVM to Santander Securities Brasil. For further information, see “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Sale of Santander Securities Services Brasil DTVM S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.).”

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

This variation was mainly due to:

·	An increase of R$7,589 million in losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2015, compared to the year ended December 31, 2014, mainly due to losses of R$10.9 billion on derivative transactions, as a consequence of our results of hedging on investments abroad, which was partially offset by foreign exchange-related gains arising from the depreciation of the real against the U.S. dollar. For further information see “—Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments.”

·	An increase of R$1,983 million in provisions (net) for the year ended 2015, compared to the year ended December 31, 2014, mainly due to gains related to REFIS program (a program allowing companies to pay sums owed to the Brazilian federal revenue in instalments) and the cash payment of tax and social security debts of R$568 million that did not occur in 2015, expenses of R$301 million related to our Efficiency and Productivity Fund and an increase in complementary provisions expenses.

Global Wholesale Banking

	For the year ended December 31
	2015	2014	% Change	Change
	(in millions of R$, except percentages)
Net interest income	4,297	2,186	96.5%	2,110
Net fee and commission income	1,243	1,017	22.2%	226
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(849)	593	(243.3)%	(1,442)
Other operating income (expenses)	(12)	(20)	(39.6)%	8
Total income	4,678	3,777	23.9%	901
Personnel expenses	(675)	(606)	11.5%	(70)
Other administrative expenses	(267)	(245)	8.7%	(21)
Depreciation and amortization	(129)	(136)	(5.3)%	7
Provisions (net)	12	(6)	(299.5)%	17
Impairment losses on financial assets (net)	(1,269)	(561)	126.1%	(708)
Impairment losses on other assets (net)	(0)	(10)	n.d.	10
Operating profit before tax	2,349	2,212	6.2%	137
Discontinued Operations	—	—	—	—

Profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2015 was R$2.3 billion, an 6.2%, or R$137 million, increase from R$2.2 billion for the year ended December 31, 2014.

This variation was mainly due to:

·	an increase of 96.5%, or R$2,110 million, in net interest income from lending activities, mainly explained by a 7.3% increase in the size of our loan portfolio, primarily in the large corporates segment.

·	This variation was partially offset by:

·	an increase of R$1,442 million in losses on financial assets and liabilities (net) and exchange differences (net), mainly due to losses from derivative transactions in our treasury activities.

·	an increase of R$708 million in impairment losses on financial assets (net), mainly due to an increase in our allowances for impairment losses reflecting non-recurring effects in connection with certain customers.

New Accounting Pronouncements

The new accounting standards which will come into force after December 31, 2016 are mentioned in our audited consolidated financial statements included in this annual report. For further information, see note 1b to our audited consolidated financial statements.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2016 were applied in the preparation of such financial statements.

5B.	Liquidity and Capital Resources

Our asset and liability management strategy is set by the asset and liability committee, which operates under strict guidelines and procedures established by the Santander Group. The asset and liability committee establishes, among other policies, our funding strategy, and the target positioning with respect to structural balance sheet risk.

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

Most of our liquidity is raised in the local market and we maintain a portfolio of high quality public bonds for liquidity management. Legal reserve requirements consume a significant amount of funding in Brazil, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Compulsory Reserve Requirements.”

Due to our stable and diversified sources of funding, which include a large client deposit base in the local market and a large number of correspondent banks with long-standing relationships, historically we have not experienced liquidity problems. In our opinion, our current levels of liquidity and working capital are sufficient for our present requirements.

See also “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information.”

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

Due to our stable and diversified funding sources, which include a large base of customer deposits as detailed in below, we have historically had no liquidity deficiencies.

As part of our liquidity risk management, we have a formal plan with measures to be taken in the event of a systemic liquidity crisis and/or for liquidity concerns arising from possible reputational risk. Our liquidity contingency plan contains defined thresholds, preventive measures and actions to be taken when a liquidity deficiency occurs and our reserves fall below certain levels.

The following resources and strategies may be used as sources of financing for working capital and for investments in non-current assets and to cover liquidity deficiencies: (i) increase of customer deposits; (ii) securities issuances; (iii) repurchase agreements; (iv) a review of transfer pricing practices; and (v) establishment of more restrictive credit policies.

The following tables present the composition of our consolidated funding at the dates indicated.

	As of December 31,
	2016	2015	2014
	(in millions of R$)
Customer deposits	247,445	243,043	220,644
Current accounts	15,868	15,580	15,507
Savings accounts	36,051	35,985	37,939
Time deposits	94,479	89,986	91,552
Repurchase agreements	101,047	101,492	75,645
Backed operations with Private Securities(1)	59,460	61,174	46,699
Backed operations with Public Securities(1)	41,586	40,318	28,946
Deposits from the Brazilian Central Bank and credit institutions	78,634	69,451	63,674
Demand deposits	314	145	162
Time deposits(2)	49,549	55,795	42,045
Repurchase agreements	28,771	13,512	21,468
Backed operations with Private Securities(1)	446	85	961
Backed operations with Public Securities(1)	28,324	13,427	20,507
Total deposits	326,079	312,494	284,318
Marketable debt securities	99,843	94,658	70,355
Agribusiness Credit Notes	6,981	2,097	1,903
Treasury Bills	61,157	55,301	33,998
Real Estate Credit Notes	23,983	23,795	22,669

	As of December 31,
	2016	2015	2014
	(in millions of R$)
Bonds and other securities	7,722	13,465	11,785
Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital	8,312	9,959	6,773
Subordinated liabilities	466	8,097	7,294
Total Funding	434,700	425,209	368,740

(1)	Refers primarily to repurchase agreements backed by debentures of own issue.

(2)	This includes transactions with credit institutions in connection with export and import financing lines, BNDES and FINAME on-lending and abroad on other credit lines abroad.

Deposits

Customer Deposits

Our balance of customer deposits was R$247.4 billion on December 31, 2016, R$243.0 billion on December 31, 2015, and R$220.6 billion on December 31, 2014, representing 56.9%, 57.2% and 59.8% of our total funding, respectively.

Current Accounts

Our balance of current accounts was R$15.9 billion on December 31, 2016, R$15.6 billion on December 31, 2015 and R$15.5 billion on December 31, 2014, representing 4.9%, 5.0%, and 5.5% of total deposits, respectively.

Customer Savings Deposits

Our balance of customer savings deposits was R$36.0 billion on December 31, 2016, R$36.0 billion on December 31, 2015 and R$37.9 billion on December 31, 2014, representing 11.1%, 11.5% and 13.3% of total deposits, respectively.

Customer Time Deposits

Our balance of customer time deposits was R$94.5 billion on December 31, 2016, R$90.0 billion on December 31, 2015 and R$91.6 billion on December 31, 2014, representing 29.0%, 28.8% and 32.2% of total deposits, respectively.

Customer Deposits – Repurchase Agreements

We maintain a portfolio of Brazilian public and private sector debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile and composed, generally, of Brazilian public securities and of repurchase agreements linked to debentures. Securities sold under repurchase agreements decreased to R$101.0 billion on December 31, 2016 from R$101.5 billion on December 31, 2015 and R$75.6 billion on December 31, 2014, representing 31.0%, 32.5% and 26.6% of total deposits, respectively.

Deposits from the Brazilian Central Bank and Credit Institutions

Our balance of deposits from the Brazilian Central Bank and credit institutions was R$78.6 billion on December 31, 2016, R$69.4 billion on December 31, 2015 and R$63.7 billion on December 31, 2014, representing 24.1%, 22.2% and 22.4% of total deposits, respectively.

Our balance of deposits includes mainly borrowings and domestic onlendings:

·	Borrowings. We have relationships with banks all over the world, providing credit lines as foreign currency-linked (either to the U.S. dollar or to a basket of foreign currencies). We apply the proceeds from these transactions mainly to U.S. dollar-linked lending operations and in particular to trade finance operations.

·	Domestic Onlendings. We onlend from public institutions, mainly BNDES and FINAME, for which we act as a financial agent. Funding from these sources in Brazil represents a method of providing long-term loans with attractive average interest rates to certain sectors of the economy. Loans from these funds are allocated by BNDES through banks to specific sectors targeted for economic development. This type of lending is known as “repassing” or “onlending.” Under this arrangement, we borrow funds from BNDES or FINAME, the equipment financing subsidiary of BNDES, and pass the funds to the targeted sector of the economy. These loans are generally granted at rates below the average market rates and have an average maturity of up to five years. Because the repassed funds are generally matched and/or funded by loans from a federal government agency, we take no interest rate or maturity mismatch risk nor charge interest at a fixed margin over the cost of funds. We, however, retain the commercial credit risk of the borrower and therefore have discretion in the lending decision and application of the credit criteria. This type of funding is not affected by compulsory deposit requirements. The onlending is generally secured or guaranteed, although this is not required by the terms of the onlending.

Other Funding

Marketable Debt Securities

Our balance of marketable debt securities was R$99.8 billion on December 31, 2016, R$94.7 billion on December 31, 2015 and R$70.4 billion on December 31, 2014, representing 23.0%, 22.3% and 19.1% of our total funding, respectively.

Agribusiness credit notes (Letra de Crédito do Agronegócio), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, are issued exclusively by financial institutions and related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain and the exchange acceptances, reached R$6.9 billion on December 31, 2016, R$2.1 billion on December 31, 2015, and R$1.9 billion on December 31, 2014.

Treasury bill instruments (Letras financeiras) are a funding alternative available to banks that can be characterized as senior or eligible to compose the Regulatory Capital. Pursuant to CMN Resolution 4,123 of August 23, 2012, its minimum term must be 24 months and it must be issued for a minimum amount of R$300,000 for subordinated transactions and R$150,000 for senior transactions. Our balance of treasury bills instruments totaled R$61.2 billion as of December 31, 2016, a 10.6% increase from December 2015.

Real estate credit notes (Letras de Crédito Imobiliário) increased 0.8%, from R$23.8 billion on December 31, 2015 to R$23.9 billion on December 31, 2016.

We undertake issuances of securities, including under our U.S.$10,000,000,000 Global Medium Term Notes Program. Our balance of bonds and other securities was R$13.5 billion on December 31, 2015 and R$7.7 billion on December 31, 2016. This change was principally due to the non-replacement of certain debt instruments reaching maturity.

Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital

We have issued U.S. dollar-denominated Notes that constitute Tier 1 and Tier 2 regulatory capital as part of our plan to optimize our capital structure. As of December 31, 2016 the balance for both Tier 1 and Tier 2 debt instruments was R$8.3 billion, compared to R$10.0 billion as of December 31, 2015. This variation was caused by the depreciation of the U.S. dollar against the real.

For further information in relation to the Tier 1 and Tier 2 Notes, please see “—A. Operating Results—Factors Affecting the Comparability of Our Results of Operations—Plans to Optimize our Capital Structure” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Subscription of Tier 1 and Tier 2 Notes.”

Subordinated Liabilities

As of December 31, 2016, our subordinated liabilities amounted to a total of R$0.5 billion of certificates of deposit issued by us in the local market in various issuances at average interest rates indexed to CDI or IPCA, a decrease of R$7.6 billion from the amount of subordinated liabilities as of December 31, 2015. This decrease is due to the maturity of the abovementioned instruments which were not replaced.

Capital Management

Our capital management is based on conservative principles and continuous monitoring of the items that affect our solvency level. We are required to comply with Brazilian capital adequacy regulations under Brazilian Central Bank rules. In October 2013, the new regulations implementing the capital and the regulatory capital requirements of the Basel Committee on Banking Supervision (Basel III) came into effect in Brazil. The minimum regulatory capital requirements is currently at 11%. The Tier I requirement is 6.0%, divided into core capital of at least 4.5%, consisting mainly of corporate capital and profit reserves, including shares, units of ownership, reserves and earned income, and additional capital consisting mainly of certain reserves, revenue earned and hybrid securities and instruments as capital authorized by the Brazilian Central Bank.

According to the new rules on regulatory capital in Brazil, the value of goodwill for the calculation of capital base was deducted from the capital base according to the “phase-in” for implementation of Basel III in Brazil, which will be completed by January 1, 2019. The following table sets forth the percentage of required goodwill deduction for each year up to 2019:

Basel III Phase in
2013	2014	2015	2016	2017	2018
0%	20%	40%	60%	80%	100%

Source: Brazilian Central Bank; Resolution No. 4,192 of the Brazilian Central Bank of March 2013.

If Basel III requirements were fully implemented as of the date hereof, we would continue to maintain an adequate regulatory capital ratio under Basel III and Brazilian Central Bank rules.

Our Basel capital adequacy ratio, calculated in accordance with the regulations and guidance of the Brazilian Central Bank was 16.3% as of December 31, 2016. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Capital Adequacy and Leverage—Basel.”

	As of December 31,
	2016(1)	2015(1)	2014(2)
	(in millions of R$, except percentages)
Tier I Regulatory Capital	56,264.0	52,785.0	58,592.4
CET 1 Common Equity Tier I	52,136.8	47,840.2	55,228.7
Supplementary Capital	4,127.2	4,944.9	3,363.7
Tier II Regulatory Capital	4,280.8	5,182.1	4,971.0
Regulatory Capital (Tier I and II)	60,544.9	57,967.1	63,563.4
Required Regulatory Capital	36,669.6	40,531.2	40,010.1
Portion of Credit Risk(3)	31,309.9	36,355.9	35,527.9
Market Risk Portions(4)	2,388.6	2,301.0	2,807.8
Operational Risk Portion	2,971.0	1,874.3	1,674.4
Tier I Ratio	15.2%	14.3%	16.1%
Basel Principal Capital	14.0%	13.0%	15.2%
Basel Ratio	16.3%	15.7%	17.5%

(1)	Amounts calculated based on the applicable consolidated prudential conglomerate definition, which took effect as of January 2015.

(2)	Amounts calculated based on our consolidated financial statements.

(3)	To calculate the capital allocation for credit risk we considered Brazilian Central Bank Circular No. 3,714 of August 20, 2014, which amends Circular No. 3,644 of March 4, 2013.

(4)	Includes portions for market risk exposures subject to variations in rates of foreign currency coupons, or “PJUR2,” price indexes, or “PJUR3,” and interest rate, or “PJUR1/PJUR4,” the price of commodities, or “PCOM,” the price of shares classified as trading portfolios, or “PACS,” and portions for gold exposure and foreign currency transactions subject to foreign exchange, or “PCAM.”

5C.	Research and Development, Patents and Licenses, etc.

We do not have any significant policies or projects relating to research and development, and we own no relevant patents or licenses.

5D.	Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

·	The ongoing economic and political crisis in Brazil may adversely affect the performance of the Brazilian economy. As a result, our credit portfolio, which is focused on Brazil, may not grow or could decrease and our provisions for loan losses would increase;

·	Financial problems in certain countries in Europe could lead to another international financial crisis. If this occurs, Brazilian GDP growth in future periods may be depressed and, as a result, our credit portfolio may not grow or could decrease and our provisions for loan losses would increase;

·	Potential inflation increases that could cause an increase in interest rates and lower growth in lending activities;

·	Continued market volatility and instability that could affect our revenues;

·	Restrictive regulations or government intervention in the banking business, which could affect our margins and/or growth in lending activities;

·	Regulatory capital changes towards more restrictive rules as a response to any potential financial crisis or general macroeconomic conditions;

·	Decreased liquidity in domestic capital markets;

·	Tax policies that could decrease our profitability;

·	Currency fluctuation and exchange rate controls that could have an adverse impact on international investors; and

·	In contrast to all the points mentioned above, a recovery in the Brazilian economy, with new reforms underway (such as the pension reform and the foreign trade reform), and ongoing control of inflation, could have a positive effect on the economic environment and, therefore, impact our business.

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

The following table sets forth the maximum potential amount of future payments under credit and financial guarantees.

	As of December 31,
	2016	2015	2014
	(millions of R$)
Contingent liabilities
Guarantees and other sureties	32,630	42,836	38,386
Documentary credits	635	774	948
Total contingent liabilities	33,265	43,611	39,334

We also manage certain funds that are not recorded on our balance sheet as detailed below for the periods indicated:

	As of December 31,
	2016	2015	2014
	(millions of R$)
Funds under management	1,534	2,542	4,592
Total	1,534	2,542	4,592

Finally, we hold certain third-party securities in custody which are not recorded on our balance sheet. As of December 31, 2016, 2015 and 2014, we held in custody debt securities and equity instruments entrusted to Santander Brasil by third parties totaling R$27.8 million, R$38.4 million and R$398.5 million, respectively.

5F.	Contractual Obligations

Our contractual obligations as of December 31, 2016 are summarized as follows:

	As of December 31, 2016
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of R$)
Contractual Obligations
Deposits from the Brazilian Central Bank and credit institutions	78,634	64,666	8,215	2,818	2,934
Customer deposits	247,445	193,579	39,630	14,004	232
Marketable debt securities	99,843	78,472	20,620	312	439
Debt Instruments Eligible to Compose Capital(1)	8,312	114	—	—	8,198
Subordinated liabilities	466	—	466	—	—
Contractual Interest payments(2)	62,088	23,033	18,495	9,414	11,066
Total	496,708	359,865	87,427	26,548	22,869

(1)	The table above excludes the notional and any interest payments relating to our perpetual Tier I bonds which interests are discretionary as described in Item 5A.

(2)	Calculated for all Deposits from credit institutions, Customer Deposits, Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital (Tier II) assuming a constant interest rate based on data as of December 31, 2016 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The above table does not reflect amounts that we may have to pay on derivative contracts. The amounts ultimately payable will depend upon movements in the financial markets. The net fair value position of our derivative contracts as of December 31, 2016 reflected assets of R$4,466 million, compared to assets of R$1,533 million as of December 31, 2015.

In addition, we lease many properties under standard real estate lease contracts, which can be canceled at our option and include renewal options and escalation clauses. Total future minimum payments of non-cancelable operating leases as of December 31, 2016 was R$2,933.2 million, of which R$646.8 million matures in up to one year, R$1,789.7 million from one year to up to five years and R$496.8 million after five years. Additionally, we have contracts with indeterminate maturities totaling R$0.1 million per month.

5G.	Safe Harbor

See “Forward-Looking Statements.”

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

The following table presents the names, positions and dates of birth of the current members of our board of directors and board of executive officers:

Members of the Board of Directors:

Name	Position	Date of Birth
Álvaro Antonio Cardoso de Souza	Chairman	September 5, 1948
Sergio Agapito Lires Rial	Vice-Chairman	July 28, 1960
Conrado Engel	Member	May 30, 1957
José Antonio Álvarez Álvarez	Member	January 6, 1960
José Maria Nus Badía	Member	February 9, 1950
José de Paiva Ferreira	Member	March 1, 1959
Celso Clemente Giacometti	Independent Member	October 13, 1943

Name	Position	Date of Birth
Deborah Patricia Wright	Independent Member	September 4, 1957
José Luciano Duarte Penido	Independent Member	March 8, 1948
Viviane Senna Lalli	Independent Member	June 14, 1957

Members of the Board of Executive Officers:

Name	Position	Date of Birth
Sergio Agapito Lires Rial	Chief Executive Officer	July 28, 1960
Conrado Engel	Senior Vice President Executive Officer	May 30, 1957
José de Paiva Ferreira	Senior Vice President Executive Officer	March 1, 1959
Angel Santodomingo Martell	Vice President Executive Officer and Investor Relations Officer	November 16, 1965
Alexandre Silva D’Ambrosio	Vice President Executive Officer	August 1, 1962
Antonio Pardo de Santayana Montes	Vice President Executive Officer	November 5, 1971
Carlos Rey de Vicente	Vice President Executive Officer	February 20, 1974
Jean Pierre Dupui	Vice President Executive Officer	September 23, 1968
João Guilherme de Andrade So Consiglio	Vice President Executive Officer	December 7, 1968
Juan Sebastián Moreno Blanco	Vice President Executive Officer	December 17, 1964
Manoel Marcos Madureira	Vice President Executive Officer	December 30, 1951
Vanessa de Souza Lobato Barbosa	Vice President Executive Officer	December 24, 1968
Jose Alberto Zamorano Hernandez	Executive Officer	May 9, 1962
José Roberto Machado Filho	Executive Officer	August 25, 1968
Maria Eugênia Andrade Lopez Santos	Executive Officer	January 23, 1966
Alexandre Grossmann Zancani	Officer	October 14, 1977
Amancio Acúrcio Gouveia	Officer	March 31, 1963
Ana Paula Nader Alfaya	Officer	August 7, 1971
André de Carvalho Novaes	Officer	April 14, 1969
Cassio Schmitt	Officer	April 23, 1971
Cassius Schymura	Officer	February 19, 1965
Ede Ilson Viani	Officer	September 5, 1967
Felipe Pires Guerra de Carvalho	Officer	May 10, 1978
Flávio Tavares Valadão	Officer	July 1, 1963
Gilberto Duarte de Abreu Filho	Officer	August 7, 1973
Igor Mario Puga	Officer	November 10, 1981
Luis Guilherme Mattos de Oliem Bittencourt	Officer	December 4, 1973
Luiz Masagão Ribeiro Filho	Officer	January 1, 1976
Marcelo Malanga	Officer	May 18, 1969
Marcelo Zerbinatti	Officer	February 5, 1974
Marino Alexandre Calheiros Aguiar	Officer	May, 14, 1971
Mario Adolfo Libert Westphalen	Officer	July 9, 1968
Nilton Sergio Silveira Carvalho	Officer	January 1, 1957
Rafael Bello Noya	Officer	October 19, 1977
Ramón Sanchez Díez	Officer	October 29, 1968
Reginaldo Antonio Ribeiro	Officer	May 19, 1969
Roberto de Oliveira Campos Neto	Officer	June 28, 1969
Robson de Souza Rezende	Officer	January 24, 1967
Ronaldo Wagner Rondinelli	Officer	August 2, 1973
Sergio Gonçalves	Officer	August 7, 1956
Thomas Gregor Ilg	Officer	September 12, 1968
Ulisses Gomes Guimarães	Officer	March 14, 1971

Below are the biographies of the members of our board of directors and board of officers.

Members of the Board of Directors:

Álvaro Antonio Cardoso de Souza. Mr. Souza is Portuguese and was born on September 5, 1948. He holds a degree in Economics and Business Administration from the Pontifícia Universidade Católica de São Paulo, and attended several specialization courses from a number of American universities, such as the University of Pittsburgh and The Wharton Business School of the University of Pennsylvania. Currently, he is an Officer of AdS – Gestão, Consultoria e Investimentos Ltda.; Chairman of the board of directors of Fundo Brasileiro para a Biodiversidade (FUNBIO) and a member of the boards of directors of the following companies and organizations: WWF International Board of Trustees, WWF-Brasil, Duratex S.A., AMBEV and Grupo Libra. He is a Certified Officer, an accreditation granted to him by Instituto Brasileiro de Governança Corporativa. He was General Officer of Banco de Investimentos Crefisul and Chief Executive Officer of Citibank / Brazil. He was also Chairman of the board of directors of Citibank in Switzerland, Chairman of the board of directors of Banco Crefisul and Credicard in Brazil, besides participating in the board of directors of Citibank Equity Investments (Argentina). He also worked as Senior Advisor for Latin America at Citibank until his retirement in September 2003. He was President of Banco ABC-Roma, an affiliate to Grupo Globo and was member of the board of directors of several Brazilian companies, such as Celbrás, Ultraquímica, SPCI Computadores, Signature Lazard, Banco Triângulo, CSU Cardsystems and Gol Linhas Aéreas. He was also member of the board of directors of MasterCard International and President of the American Chamber of Commerce in São Paulo. Currently, he is the Chairman of our board of directors and the coordinator of our Risk and Compliance Committee, Compensation Committee and Nomination and Governance Committee.

Conrado Engel. Mr. Engel is Brazilian and was born on May 30, 1957. He holds a degree in Aeronautical Engineering from the Instituto Tecnológico de Aeronáutica - ITA. He started his career in 1981 as management trainee of Citibank S.A., where he worked for seven years. From 1992 to 1997 he was the responsible Officer for the businesses related to credit cards for Banco Nacional-Unibanco. In 1998 he was elected Chief Executive Officer of Financeira Losango. In October 2003 he became responsible for the retail business of HSBC in Brazil and was a member of its executive committee until the end of 2006. From January 2007 to May 2009 he was responsible for the retail business and was a member of the directive committee of HSBC in the Asian-Pacific region, in Hong Kong. In May 2008 he was appointed group general manager and took office as Chief Executive Officer of HSBC Brasil in June 2009, where he remained until March 2012. As one of our Senior Vice President Executive Officers, he is responsible for the Wealth Management & Specialized Businesses Vice Presidency, including Auto Joint Ventures and is member of our Board of Directors. He is also a member of the Risk and Compliance Committee of Santander Brasil, Chief Executive Officer and a member of the board of directors of Santander Leasing S.A. Arrendamento Mercantil, Vice President Officer of Banco Bandepe S.A., Chief Executive Officer of Aymoré CFI, a deputy director of Banco RCI Brasil S.A., a member of the board of directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A., a member of the advisory committee of Santander Brasil Gestão de Recursos Ltda., Chief Executive Officer of Santander Finance Arrendamento Mercantil S.A. and Chairman of the boards of directors of Webmotors and Banco Olé Bonsucesso Consignado.

José Antonio Álvarez Álvarez. Mr. Álvarez is Spanish and was born on January 6, 1960. He holds a bachelor’s degree in Administration and Business Economics from Universidad Santiago de Compostela in Spain and an MBA from the University of Chicago’s Graduate School of Business. He started at Santander Spain in 2002 as the head of finance management and in November 2004 he was elected as Chief Financial Officer. He served as Head of the Finance Division of Banco Bilbao Vizcaya Argentaria, S.A. in Spain from 1999 to 2002 and as Financial Officer of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999. He was also Chief Financial Officer of Banco Hipotecario, S.A. in Spain from 1993 to 1995 and vice president of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993, and held roles at Banco de Crédito Industrial and Instituto Nacional de Industria. He was a member of the board of directors of Banco de Crédito Local S.A. from 2000 to 2002 and President of the European Banking Federation’s Banking Supervision Committee from 2009 to 2012. Currently, he is the Chief Executive Officer of the Santander Group, a member of the board of directors of Santander Consumer Finance, S.A., a member of the Supervisory Board of Banco Zachodni WBK S.A., a member of the Supervisory Board of Santander Consumer Bank AG and Santander Consumer Holding GmbH and a member of the Supervisory Board of Santander Holdings USA, Inc. until January 2015. He has been a member of our board of directors since 2009.

José Maria Nus Badía. Mr. Badía is Spanish and was born on February 9, 1950. He serves as Chief Risk Officer at Banco Santander, S.A. and has been its Senior Executive Vice President since January 19, 2015. Mr. Badía served as an Executive Vice President of Risk, Head of Strategic Planning of Risk Division from March 2014 to January 2015. He also served as the Executive Vice President of Santander UK Operations at Banco Santander, S.A. and as the Chief Risk Officer and Executive Director at Santander UK plc from March 17, 2011 to March 1,

2014. He was also the Executive Vice President for Risk at Argentaria and Bankinter, and a member of the board of directors of Banco de Vitoria, Banco de Negocios Argentaria, Banco de Credito Local and Banco de Alicante. He also served as an Executive Director and Chief Risk Officer of Banco Banesto. Previously, he was Chief Risk Officer at Banco Español de Credito, S.A., where he was a member of the board of directors and the board of officers. He has been an Executive Director at Alliance & Leicester plc since March 17, 2011. He is also a member of the board of Societat Catalana d’Economia. He has been a member of our board of directors since 2015.

José de Paiva Ferreira. Mr. Paiva is Portuguese and was born on March 1, 1959. He has a specialization degree in Business Administration from the Fundação Getúlio Vargas, and an MBA from the Wharton School of Business at the University of Pennsylvania. He has worked in the financial markets for more than 40 years. He started at Banco Bradesco in 1973 and occupied several different positions. Afterwards, he joined Banco Geral do Comércio, Noroeste and Santander Brasil, where he was Vice President Executive Officer, responsible for the Business, Human Resources, Operations, Technology, Property, Products, Marketing, Credit Cards, Insurance, Leasing and Branch Network. From 2000 to 2001 he occupied the position of e-Business Officer for Latin America, for the American Division of Santander Central Hispano. At the end of 2001, he came back to Brazil in order to work at Banco Banespa as Vice President Executive Officer, responsible for the Operational Resources department. In 2003, he became Vice President Executive Officer responsible for Marketing, Products and Retail Business for Santander Brasil. In 2008, he became the Chief Executive Officer of Santander Brasil, a position that he occupied until the merger with Banco Real, when he became Senior Vice President Executive Officer, responsible for the Retail Business. In March 2011 he became Director of Santander Brasil’s board of directors, and joined the Board business group based in Los Angeles, California, USA, where his main activities involved technological innovations. Currently, he is a member of our board of directors, and since July 2013 he also acted as Senior Vice President Executive Officer, responsible for the Human Resources, Organization, Property, Proceedings, Operations, Technology and Costs. He is also Chairman of the board of directors of Santander Leasing S.A. Arrendamento Mercantil, a member of the board of directors of TECBAN – Tecnologia Bancária, a member of the boards of directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A. and a member of our Risk and Compliance Committee.

Sergio Agapito Lires Rial. Mr. Rial is Brazilian and was born on July 28, 1960. He was Chief Executive Officer of Marfrig Global Foods S.A. His professional career includes the posts of Vice-President Executive Officer and World Chief Financial Officer of Cargill. He was also a member of the board of directors of Cargill for nine years. He was a Managing Director of Bear Stearns & Co., in New York, Officer of ABN AMRO Bank and a member of the board of directors of ABN AMRO Bank in the Netherlands, as well as a member of the board of directors of Mosaic Fertilizers. He has a degree in Law for the Universidade Federal do Rio de Janeiro and in Economics for Universidade Gama Filho, and also has an MBA from IBMEC in São Paulo, as well as specializations from Harvard Business School, the Wharton School of Business at the University of Pennsylvania and INSEAD, in France. Currently he is Vice-Chairman of the board of directors and the Chief Executive Officer of Santander Brasil, Chairman of the board of directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A. and Universia Brasil S.A. and Chief Executive Officer of Santander Cultural.

Celso Clemente Giacometti. Mr. Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in Business Administration from the Faculdade de Economia São Luís and graduated with an accounting sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as trainee and reviewer at Citibank. From 1963 to 2001 he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações, Sabó Autopeças and Votorantim Indústrias. He was a member of the Fiscal Council of CTEEP/ISA - Transmissão Paulista. He was also the CEO of Souto Vidigal, a holding company and family office, from 2004 to 2006. On February 3, 2010, he was elected as an independent member of our board of directors, a body which he presided over between October 2011 and June 2013 and between August 2013 and March 2015. He is President of the Fiscal Council and member of the Audit Committee of Ambev S. A. He is the manager partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders and former board member of IBGC (Brazilian Institute of Corporate Governance) and a current member of its Governance and Nomination Commission. He is a member of the CAF (Comitê de Fusões e Aquisições). Currently, he is an independent member of our board of directors, as well as member of our Compensation Committee and Nomination and Governance Committee.

Deborah Patricia Wright. Mrs. Wright is Brazilian and was born on September 4, 1957. She holds a Business Administration degree from the São Paulo School of Business Administration (EAESP-FGV). Mrs. Wright started her career in 1980 at Kibon's Marketing Department, where she remained until 1989. In 1989, she joined Unilever as Marketing Manager and worked in the food division. In 1991, she returned to Kibon as Marketing Director, becoming Commercial Vice-President in 1994. In 1995 she became the General Manager of Kraft Suchard Foods. In 1997, she reached the position of General Manager of Kibon. At ICI/Paints, she was the General Manager for Tintas Coral Brasil from 1997 to 1999, and subsequently the Regional Manager for ICI. She was also General Officer at Parmalat Brasil in 1999, and Chief Executive Officer of Pão de Açúcar's Group Internet Division from 2000 to 2002. From 2002 to 2007, she was Corporate Vice-President/Commercial Vice-President in the area of Sales and Corporate Marketing of the Abril Group. From 2009 to 2010, she was Chief Executive Officer/Country Manager of Ipsos Brasil, a market research firm. She has been acting as board member since 2001. From 2001 to 2005, she was a member of the Escola Americana de São Paulo's board (Graded School). From 2005 to 2006, she was a member of the superior board of CONAR (National Board of Advertising Self-Regulation). From 2008 to 2014, she was member of Lojas Renner's board, as well as Chairwoman of the Sustainability Committee from 2012 to 2014. She was a member of the consultative council of Eurofarma from 2013 to 2016. Currently, she is associated with: WCD Brazilian Group (Women Corporate Directors); Strategy and Innovation Committee of the IBGC (Brazilian Institute of Corporate Governance); the Commission of Strategy and of the Group; and Gender Diversity - Women in Boards. Currently she is member of our Nomination and Governance Committee and Compensation Committee.

José Luciano Duarte Penido. Mr. Penido is Brazilian and was born on March 8, 1948. He holds a Mining Engineering degree from the Engineering School of Universidade Federal de Minas Gerais. He started his career at ICOMI – Indústria e Comércio de Minérios in the manganese mine of Serra do Navio, in Amapá, where he worked until August 1973. From September 1973 to 1988, he worked at SAMITRI, a mining company from the Belgo Mineira Group, where he played several mineral research, mining, and industrial project management roles. From 1989 to 2003, he worked for SAMARCO, where he started as Development Officer and was the Chief Executive Officer for 12 years. From 2004 to 2009, he was the Chief Executive Officer of VCP – Votorantim Celulose e Papel. Since 2009, Mr. Penido has been chairing the board of directors of Fibria Celulose. He is also an independent member of the boards of directors of COPERSUCAR, Química Amparo YPÊ and the ALGAR Group. Additionally, he is a member of the Instituto Votorantim’s board. Mr. Penido is Vice-Chairman of the Executive Board of WBCSD – World Business Council for Sustainable Development. In his socio-environmental activities, Mr. Penido acts as Chairman of the ACEVP – Paraíba River Valley’s Ecological Corridor Association and as a member of the Board of Directors of the Rede Cidadã NGO. Currently he is also a member of our Sustainability Committee.

Viviane Senna Lalli. Ms. Senna is Brazilian and was born on June 14, 1957. She holds a degree in Psychology from the Pontifícia Universidade Católica in São Paulo and she is specialist in Depth Psychology. From 1981 to 1996, she worked as a psychotherapist for adults and children, and as a trainer of therapists in Depth Psychology. In 1994 she founded the Ayrton Senna Institute, the mission of which is the production and application of a wide range of knowledge and innovation for the complete education of children and youth. Ms. Senna is also a member of the following boards of directors and committees: Council for Economic and Social Development (CDES); Advisory Council of FEBRABAN; Board of Education of CNI and FIESP; Energias do Brasil (EDP); ADVB; World Trade Center (WTC); “Todos pela Educação”; and guidance and social investment committees of Bank Itaú-Unibanco. Currently, she is an independent member of our board of directors and a member of our Sustainability Committee.

Members of the Board of Executive Officers:

Sergio Agapito Lires Rial. See “—Members of the Board of Directors.”

Conrado Engel. See “—Members of the Board of Directors.”

José de Paiva Ferreira. See “—Members of the Board of Directors.”

Angel Santodomingo Martell. Mr. Santodomingo is Spanish and was born on November 16, 1965. He holds a degree in Economics and Business with specialization in Finance from the ICADE University in Madrid and a CFA (Chartered Financial Analyst) from the CFA Society of the United States. As one of our Vice President Executive Officers, he holds the position of Chief Financial Officer and Investors’ Relations Officer. He started at the Santander Group in 2005 as Head of International Developments and Asset Management and then has become globally responsible for the investor relations area. He has worked as Officer of Grupo Fortis and Banesto Bolsa. Also worked at Usera y Morenés S.V.B. - Sociedade de Valores y Bolsa and Arthur Andersen (Deloitte). From 1996 to 2008, he occupied the position of Chief Executive Officer of CFA Society in Spain, where he acted as founding member of such nonprofit organization focused on serving the holders of financial analyst accreditation (CFA) and from 2009 to 2014 was Vice President of AERI’s (Asociación Española de Relaciones con Inversores) board of directors. He is also Executive Officer of Aymoré CFI, Chief Executive Officer of Santander Participações S.A., Executive Officer of Santander Cultural and a member of the boards of directors of Banco Olé Bonsucesso Consignado S.A., Banco RCI Brasil S.A., Santander Leasing S.A. Arrendamento Mercantil, Super Pagamentos e Administração de Meios Eletrônicos S.A. and Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Alexandre Silva D’Ambrosio. Mr. D'Ambrosio is Brazilian and was born on August 1, 1962. He holds a Bachelor's degree in Law from the University of São Paulo Law School; Master of Laws from Harvard Law School and Master of Comparative Law from the National Law Center, George Washington University. As one of our Executive Vice-Presidents, he is responsible for the Company's Legal and Corporate Affairs department since May 2016. From January 2014 to April 2016, he was Global Executive Vice-President Officer, Legal and Governmental Affairs at Votorantim Cimentos S.A., the cement division of Votorantim Group. Still at the Votorantim Group, from June 2003 to January 2014, he served as Global Corporate Officer and General Counsel for Votorantim Industrial S.A., the holding company for all industrial activities of the Group worldwide, including cement, metals, mining, pulp and paper, orange juice, chemicals, steel, electrical power and trading activities. From 2001 to 2003, he served as Vice President, Legal and Corporate Affairs at Global Village Telecom Ltda. (GVT). Previously, from 1999 to 2001, he was Legal Officer, General Counsel and Secretary of the Board at Telemig Celular Participações S.A. (acquired by Vivo in 2008) and Tele Norte Celular Participações S.A. (acquired by Oi in 2008). He was Deputy General Counsel at the Odebrecht Group, from 1996 to 1999. Mr. D'Ambrosio practiced law as an attorney in the United States from 1985 through 1996. He was Counsel at Rogers & Wells in New York from 1994 through 1996. Previously, he was associate and partner at major law firms in Washington D.C. (Bishop & Wallace, Winston & Strawn and Patton Boggs Blow) from 1985 to 1994. He was a member of the Board of Directors of Citrosuco S.A. (2014 to 2016), of Companhia de Cimentos Itambé S.A. (2008 to 2016), and of Aracruz Celulose S/A and Fibria S.A. (2005 to 2014).

Antonio Pardo de Santayana Montes. Mr. Pardo is Spanish and was born on November 5, 1971. He holds a degree in Economics and Law from the ICADE school of the Universidade Pontifícia Comillas. As one of our Vice-President Executive Officers, he is responsible for risk management department, having held before the post of Officer responsible for the Risk Credit Recovery area and Officer of Wholesale Risks and Aymoré CFI. He was a consultant at PricewaterhouseCoopers from 1995 to 1998, senior risk analyst for Santander Central Hispano/Santander Investment from 1998 to 2000 and senior manager of Monitor Company from 2000 to 2005 and returned to the Santander Group in 2005 as Associate Officer in the Wholesale Risks area, where he remained until 2009, when he came to work in Brazil. He is also Executive Officer of Banco Bandepe S.A., Aymoré CFI, Santander Leasing S.A. Arrendamento Mercantil, Santander Capitalização S.A. and Santander Finance Arrendamento Mercantil S.A. and administrator of F. Café Prestadora de Serviços Ltda.

Carlos Rey de Vicente. Mr. Rey is Spanish and was born on February 20, 1974. He graduated in Law from the Universidad Complutense de Madrid, and he became a member of the Colégio de Abogados de Madrid in 1997. In 2010 he started at Santander Spain, where he was responsible for the strategy and planning of the banks Santander México, Chile, Argentina, Puerto Rico, Uruguay, Peru and Colombia. From 2001 to May 2010, Mr. Rey was a partner of McKinsey & Co., where he was responsible for heading several projects on strategic consulting. His activities were always concentrated on banking and insurance matters, besides acting on team management. Before, he worked as a lawyer in two different law firms, where at one of them he was partner and founder, dealing mainly with insurance and civil responsibility. Currently, Mr. Rey is our Vice President Executive Officer responsible for the Strategy, Quality and Corporate Matters department. He is also a member of the boards of directors of Santander Leasing S.A. Arrendamento Mercantil, Getnet Adquirência e Serviços para Meios de Pagamento S.A., Zurich Santander Brasil Seguros e Previdência S.A., Zurich Santander Brasil Seguros S.A. and Santander Brasil Establecimiento Financeiro de Crédito S.A., an Administrative Officer of Norchem Participações e Consultoria S.A. and Executive Officer of Santander Cultural.

Jean Pierre Dupui. Mr. Dupui is Brazilian and was born on September 23, 1968. He holds a bachelor’s degree in Economics and a specialization degree from Boston University. Currently he is responsible for Global Corporate Banking at Santander Brasil. From 1992 to 1998 he worked at the structured finance and trade finance department of Lloyds TSB Group in São Paulo and London. From 1998 to 2001 he worked at the structured finance department of Citigroup Brasil. From 2001 to 2004 he worked for BBVA Brasil in the debt capital markets department. From 2004 to 2006 he was a Corporate Finance Officer at Citigroup New York and São Paulo. He started his career in Santander Group in 2006, where he took charge of the Credit Markets department of Santander Brasil. From 2009 to 2012 he was responsible for Global Transaction Banking of Santander in Madrid. Mr. Dupui is also an Executive Officer of Santander Cultural.

João Guilherme de Andrade So Consiglio. Mr. Consiglio was born in São Paulo, on December 7, 1968. He holds a degree in Economics from Universidade de São Paulo and a Post Laurea from Universitá Degli Studi di Genova, Italy, Facoltá di Economia e Commercio. As an Executive Vice President Officer, he is responsible for the corporate segment. He was an economist at Bunge (Serfina S.A. Adm. e Participações) from 1990 to 1994, a manager of the economics department of Santista Corretora S.A. CVM from 1994 to 1995 and has been with Santander Brasil (ABN AMRO/Banco Real) since 1995. He started as a corporate banking manager, then assumed corporate development and private equity functions until 2005, when he became the Officer responsible for product management and development in Brazil. He became head of global transaction products in Brazil in 2008, and in 2010 assumed his current responsibilities as Corporate Vice President Officer. He served as a member of the board of directors of CBSS (Visa Vale) until 2008, and as a member of the board of directors of Câmara Interbancária de Pagamentos – CIP and a member of the Conselho Superior of FUNCEX until 2010.

Juan Sebastian Moreno Blanco. Mr. Moreno was born on December 17, 1964, in Spain. He graduated in Business Administration from the University of Houston, TX. From 1987 to 1994 he worked at Bankinter as Commercial Officer, responsible for the commercial area as well as for the Enterprises segment in Santander. From 1994 to 1997 he worked as Project Officer in the financial system of Mexico and Brazil, for Booz, Allen & Hamilton, in Mexico. He joined the Santander Group in 1997, where he served as Executive Officer of Companies and Institutions, after which he became Executive Officer of Business Development at Banco Santander Mexico, with responsibility for activities in the area of products of the bank. In 2006, he became responsible for the segments of Large Enterprises, Corporate, Institutional and High Income in Latin America, in addition to leading the product areas for the countries of Latin America (Comex, Cash Management, Payroll etc.). From 2008 to 2010, he performed the role of Chief Executive Officer of Banco Santander – Puerto Rico. As of 2010, he occupied the position of Vice President Officer of the Commercial area of Banco Santander Mexico, with responsibility for the business areas. At that time, he was also a member of the board of directors, steering committee, asset and liability committee, finance committee and risk committee. As a Vice President Executive Officer, he is responsible for our Retail and Commercial Branches. He is also a member of the board of directors of Getnet Adquirência e Serviços Para Meios de Pagamento S.A.

Manoel Marcos Madureira. Mr. Madureira is Brazilian and was born on December 30, 1951. He holds a bachelor’s degree in Mechanical Engineering from the Taubaté University in São Paulo and a degree in Administration from the Tokyo International Center in Japan. From 1976 to 2005 he worked in the automobile sector, as Institutional Relations and Communication Officer at Fiat Automóveis and Mercedes Benz do Brasil. From 1998 to 2005 he was also Vice President of the Associação de Fabricantes de Veículos Automotores and President of the Associação de Engenharia Automotora. In 2006 he was elected as Vice President of Corporate Affairs of Santander Brasil and in 2007 he was put in charge of the Vice Presidency of the Federação Brasileira de Bancos. In 2008 he was transferred to Santander Spain Group, as Communication Officer for Latin America, where he remained until September 2012. In October 2012 he returned to Brazil as Executive Officer to be in charge of the Corporate Communication and Institutional Relations Departments of Santander Brasil, and he is currently the Vice President Executive Officer responsible for the Communication, Marketing, Institutional Relations and Sustainability departments. Mr. Madureira is also Vice President Executive Officer of Santander Cultural and Executive Officer of Universia Brasil S.A.

Vanessa de Souza Lobato Barbosa. Ms. Lobato is Brazilian and was born on December 24, 1968. She holds a bachelor’s degree in Business Administration from Pontifícia Universidade Católica de Minas Gerais, and a specialization degree in Marketing at Universidade Federal de Minas Gerais. From 1992 to 1995 she served as Marketing Local Manager at Banco Nacional, with responsibility for the sponsorship budget and micro marketing activities focused on the retail network. She also worked at Unibanco, in Recife, from 1995 to 1999, where she was responsible for different branches in the city of Recife. In 1999 she started at Santander Brasil, where she worked as General Manager of the Recife branch office. From 2001 to 2006 she served as Local Superintendent, where she was responsible for one of the Retail’s Locals, with head office in Belo Horizonte, covering the states of Minas Gerais, Goiás, as well as Brasília, and the states of the Northeast Region. From 2006 to 2013, Ms. Lobato became an Executive Superintendent of our branch network, with responsibility for one of our retail branches in Brazil, specifically the “SPI Centro Sul” branch based in Campinas, State of São Paulo, covering important cities such as:

Campinas, Jundiaí, Sorocaba, Piracicaba, Limeira and Americana. As one of our Vice President Executive Officers, she is currently responsible for the Human Resources department.

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

José Roberto Machado Filho. Mr. Machado is Brazilian and was born on August 25, 1968. He holds a degree in Electrical Engineering from Faculdade de Engenharia Industrial in São Paulo and has a master’s degree in business, economics and finance from the Universidade de São Paulo. He was an engineer for Keumkang Limited from 1990 to 1991, a foreign exchange manager from 1992 to 1995 and a manager of emerging markets trading desk from 1992 to 1996 of Banco CCF Brasil S.A. He was also an Executive Officer of Banco Rabobank Internacional Brasil S.A. from 1998 to 2003 and was an Executive Officer of Banco Real from 2003 to 2009. Currently, he is responsible for the Individuals Businesses area. He is also Executive Officer of Banco Bandepe S.A., Chairman of the board of directors of Super Pagamentos e Administração de Meios Eletrônicos S.A. and a member of the boards of directors of Zurich Santander Brasil Seguros e Previdência S.A., Zurich Santander Brasil Seguros S.A. and CETIP S.A. – Mercados Organizados.

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

Alexandre Grossmann Zancani. Mr. Zancani is Brazilian and was born on October 14, 1977. He holds a degree in Computer Engineering from the Escola Politécnica of Universidade de São Paulo. He started his professional career at Banco Real and from 2002 to 2004 he served as an analyst in different retail risks teams focused on portfolio monitoring and decision models development. From 2004 to 2006 he served as team manager responsible for the Basel II project. From 2006 to 2007, he was the Quantitative Methods Superintendent, with responsibility for the Basel project. In 2008, he was Risk Superintendent of Santander Brasil and served as project manager in the process for integration of different areas as part of the merger with Banco Real. From 2009 to 2012, he became the Cards Risks Superintendent and, then, the Individuals Portfolio Management’s Superintendent. Currently, Mr. Zancani is the Executive Officer of Individual Risks and oversees our portfolio management and credit approval activities. He also serves as a member of the board of directors of Banco PSA Finance Brasil S.A.

Amancio Acúrcio Gouveia. Mr. Gouveia is Brazilian and was born on March 31, 1963. He holds a degree in Accounting from the Universidade Santa Úrsula. As one of our Officers, he has been acting as a controller working in accounting and fiscal management of our companies since 2001. He was an audit manager for KPMG until 1991, accounting manager of Unibanco – União de Bancos Brasileiros S.A. from 1991 to 1999, assistant superintendent of BankBoston Banco Múltiplo S.A. from 1999 to 2001. He is also a member of the board of directors of BW Guirapá I S.A., Chief Executive Officer of Banco Bandepe S.A. and Executive Officer of Santander Leasing S.A. Arrendamento Mercantil, Atual Companhia Securitizadora de Créditos Financeiros S.A., Santander Capitalização S.A., Aymoré CFI, Evidence Previdência S.A., Santander Finance Arrendamento Mercantil S.A. and SANCAP Investimentos e Participações S.A. He is also administrator of Santander Brasil Administradora de Consórcio Ltda., member of the Fiscal Council of Companhia Energética de São Paulo and an effective member of the Fiscal Council of Redentor Energia S.A.

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

André de Carvalho Novaes. Mr. Novaes is Brazilian and was born on April 14, 1969. He holds a degree in Economics from the Universidade Federal Fluminense, and an executive MBA from BPS Business School (São Paulo and Toronto). From 1993 to 1997, he served as products coordinator in Santander Brasil, where he was responsible for credit proposals analysis, and in several areas at Aymoré CFI and in posts as Commercial Operator, Credit and Collection Chief. In 1996, he served as coordinator of products in São Paulo. From 1997 to 2001, he served as Commercial Manager. From 2002 to 2008, he served as Regional Manager. From 2008 to 2012, he served within Santander Brasil as the person responsible for Other Assets segment in Aymoré CFI. Since 2012, he has served as Executive Superintendent in Santander Brasil, with responsibility for Aymoré CFI’s Vehicle Partnerships. On December 2012, he became the commercial coordinator of Aymoré CFI, with responsibility for the Commercial and Partnerships team. Currently, Mr. Novaes is head of Aymoré CFI and reports to the Vice Presidency of Wealth Management & Specialized Businesses. He is also Executive Officer of Aymoré, administrator of Virtual Motors Páginas Eletrônicas Ltda., Vice-Chairman of the board of directors and Vice President Officer of Webmotors S.A. and a member of the board of directors and Institutional Relations Officer of Banco RCI Brasil S.A.

Cassio Schmitt. Mr. Schmitt is Brazilian and was born on April 23, 1971. He holds a degree in Economics from the Universidade Federal do Rio Grande do Sul, a Master’s Degree in Corporate Economics from the Fundação Getúlio Vargas in São Paulo and an MBA from the Sloan School of Business, Massachusetts Institute of Technology (MIT). He was treasury economist of Banco de Crédito Nacional S.A. from 1995 to 1996, and senior economist at UNIBANCO – União de Bancos Brasileiros S.A. from 1996 to 1999. He was an associate of the leveraged finance team of UBS Warburg in 2000, project finance superintendent of UNIBANCO from 2001 to 2003 and corporate banking superintendent of UNIBANCO Representative Office in New York from 2003 to 2004. He was a superintendent in the M&A/Project Finance team of Santander Brasil in 2004, and became responsible for project finance in Brazil in 2005 and also for the areas of acquisition finance and syndicated lending in 2010. From 2011 to 2012, he became responsible for the GCB clients Risk Department, and until 2014 he was responsible for the Global Transaction Banking. Currently he is the Officer responsible for Credit Recovery Businesses. He is also the Chief Executive Officer of Atual Companhia Securitizadora de Créditos Financeiros S.A. and a member of the board of directors of Banco Olé Bonsucesso Consignado S.A.

Cassius Schymura. Mr. Schymura is Brazilian and was born on February 19, 1965. He holds a degree in Electrical Engineering from the Pontifícia Universidade Católica of Rio de Janeiro and an MBA from the Fundação Dom Cabral. As one of our Officers, he is responsible for the Multichannel Platform, including call center and electronic channels. He was investment products analyst at Banco Nacional S.A. from 1989 to 1991, products and marketing manager of Cardway Processamento from 1991 to 1994, products manager of Cartão Nacional from 1994 to 1996, marketing and products supervisory manager of Unicard Banco Múltiplo S.A. from 1996 to 1999, senior associate at Booz Allen & Hamilton in 1999, a member of the board of directors and Chief Executive Officer of Ideiasnet S.A. from 2000 to 2001, general manager of SOFTCORP from 2001 to 2004 and has been part of Santander Group since 2004, with responsibility, until 2015, for our Cards and Merchant Acquisition segment. He is also a member of the board of directors of Super Pagamentos e Administração de Meios Eletrônicos S.A.

Ede Ilson Viani. Mr. Viani is Brazilian and was born on September 5, 1967. He holds a degree in Accounting and an MBA from Instituto de Ensino e Pesquisa - Insper. He was an auditor at Banco Itaú S.A. from 1986 to 1990, and a senior auditor at BankBoston S.A., where he worked for 17 years, acting in sequence as Officer of Loans and Products and Officer for the banking sector aimed at small and medium companies. He joined Santander Brasil in 2007 as Officer for Small and Medium Business Banking and was the Officer responsible for Retail Banking Risk Management from July 2010 to 2014. As one of our Officers, he is currently responsible for our Companies and Institutions segment.

Felipe Pires Guerra de Carvalho. Mr. Guerra is Brazilian and was born on May 10, 1978. He holds a degree in Production Engineering from Universidade Federal do Rio de Janeiro. He was Proprietary Trader, Market Maker and Trainee at Banco Citibank (Brasil) S.A. from 2001 to 2004; Executive of the Treasury F/X Desk from 2002 to 2004; Proprietary Desk Senior Trader from 2005 to 2010; Head Trader from 2011 to 2014; and GCB Treasurer since 2011 at Santander Brasil. Currently, he is an Officer and is responsible for our Markets Treasury Desk (Local and International Prop. Trading & Market Making) and for the ACPM, Analysis, Quants and Tools and Controls areas under the GCB Structure.

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

Gilberto Duarte de Abreu Filho. Mr. Abreu is Brazilian and was born on August 7, 1973. He holds a degree in Industrial Engineering from the Universidade de São Paulo and MBA from the Massachusetts Institute of Technology, in Massachusetts. Before joining Santander Brasil, Mr. Abreu was a Senior Manager at McKinsey & Company, leading projects in both the financial and retail areas. As one of our Officers, he is currently responsible for the Mortgage, Insurances and Fund-raising Businesses and the Individuals segments. He is also the Chief Executive Officer of Webcasas S.A. and Sancap Investimentos e Participações S.A., Executive Officer of Banco Bandepe S.A., Vice President of ABECIP and a member of the boards of directors of CIBRASEC, Zurich Santander Brasil Seguros e Previdência S.A. and Zurich Santander Brasil Seguros S.A.

Igor Mario Puga. Mr. Puga is Brazilian and was born on November 10, 1981. He holds a degree in Social Communication from the Casper Líbero School of Social Communication and in statistics and applied research from the Institute of Mathematics and Statistics of the University of São Paulo. Currently, he is adjunct professor of the Alvares Penteado School of Commerce Foundation. After joining IG - Internet Group of Brazil (2000 to 2001) and Terra Networks (2002), he was JWT ‘s Digital Intelligence Manager from 2003 to 2004 and Africa Propaganda’ s digital media manager (from 2005 to 2006). From 2007 to 2014, as founding partner and general officer, he served in the ID\TBWA group. Between 2014 and 2016 he served as Chief Interactive Officer and then Vice President Officer of Integration and Innovation of the DM9DDB. Mr. Puga has joined Santander Brasil in 2016, as the Officer responsible for the Marketing department.

Luis Guilherme Mattos de Oliem Bittencourt. Mr. Bittencourt is Brazilian and was born on December 4, 1973. He holds a degree in Computer Engineering from the University of Campinas. He started his professional career in Banco Itaú-Unibanco serving in the areas of Business Intelligence, Electronic Channels and CRM, where he acquired 14 years of experience. From 2010 to 2012, in Banco HSBC Brasil, Mr. Bittencourt served in the areas of Distribution, Digital Channels and Customer Relationship Management, or “CRM.” Since 2013, Mr. Bittencourt serves in Santander Brasil, initially as Executive Superintendent of CRM, Digital Channels and Management Information System, Customers Intelligence and CRM and, currently, as Officer responsible for Commercial Intelligence and Trade Marketing.

Luiz Masagão Ribeiro Filho. Mr. Masagão is Brazilian and was born on September 1, 1976. He holds a degree in Business Administration from the Fundação Getúlio Vargas and from the LEAD Program from IE Business School. He started his career in 1997, serving as Operator of Interest Rates Options in Brazil at Banco Citibank S.A. until 2005. He was Senior Operator of Foreign Exchange Options from February 2005 to September 2005 in ING Bank N.V. Back to Banco Citibank S.A., he was Executive Manager from 2005 to 2008 and Superintendent from 2008 to 2009. He served as Executive Superintendent of Fixed Income Sales from 2009 to 2010 in Morgan Stanley and, then, joined Santander Brasil’s team, initially serving as Chief of the GCB/Corporate Sales team, from 2010 to 2014, and at last as Brazil’s Sales Executive Superintendent. Currently he is the Officer responsible for the departments of sales and management of the markets area products, including foreign exchange transactions, derivatives and fixed income products to all customers segments of Santander Brasil (retail, corporate and GCB).

Marcelo Malanga. Mr. Malanga is Brazilian and was born on May 18, 1969. He holds a degree in Business Administration from Universidade de São Paulo and a master’s degree in Finance and Accounting from Pontifícia Universidade Católica – PUC-SP. He has 25 years of experience in the financial markets. He served as Division Manager at Banco do Brasil S.A. from 1987 to 2001. From 1998 to 2001, he was the responsible for the Governments Business’ strategy in Brasília, serving as PROEX manager. In 2001, as Santander Brasil’s employee, he was responsible for building business relationships with state and local governments until 2004. From 2006 to 2009, he served as the superintendent responsible for the management and administration of several lines of business of Santander Brasil in the State of Rio de Janeiro. From 2009 to 2012 he was responsible for the overdue assets collection of Santander Brasil, Banco Real and Aymoré CFI, in the retail and wholesale segments. From 2012 to 2013, he was responsible for the Companies segment. Since 2013, he has served as a Branches Executive Superintendent.

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

Mario Adolfo Libert Westphalen. Mr. Westphalen is Brazilian and was born on July 9, 1968. He holds degree in Electrical Engineering from the University of Brasília. He started his career at Telecommunications Market where he served for more than five years as Officer of Autotrac S.A., Qualcomm Inc. and Piquet Participações. In 1998, he served as Special Advisor to the Ministry of Development, Industry and Trade of Brazil. From 1999 to 2001, he held the role of Senior Consultant at K2 Achievements Consultoria. From 2001 to 2003 he served as Executive Officer and partner of Concrete Solutions, a company which provides IT services. In 2004, he joined Santander Brasil, where he served as Superintendent of the Property and Facilities area until 2007, and then as Senior Executive Superintendent of corporate resources, until 2009. From 2010 to 2013 he served as Officer of Operations at Santander Global Facilities, in the U.S., being responsible for the implementation and operation of that company in the U.S. As one of our Officers he is responsible for cost management, organization and efficiency departments.

Nilton Sergio Silveira Carvalho. Mr. Carvalho is Brazilian and was born on January 1, 1957. He holds a degree in Electric Production Engineering from the Faculdade de Engenharia Industrial. Mr. Carvalho has been engaged in the banking business since 1981. From 1981 to 2005 he worked at Unibanco in several departments. From 2005 to 2008, he served as Operations Officer of Olé Financiamentos. From 2008 to September 2009, he was responsible for the Organization department at Santander. From October 2009 to October 2012 he was responsible for the operations structure of Aymoré CFI. Currently, as an Officer of Santander Brasil, he is responsible for the Operations department, and he is also Executive Officer of Aymoré CFI, Banco Bandepe S.A., Santander Capitalização S.A., Santander Finance Arrendamento Mercantil S.A., Santander Leasing S.A. Arrendamento Mercantil and Evidence Previdência S.A., Deputy Director of Banco RCI Brasil S.A. and Tecnologia Bancária S.A. – TECBAN, a member of the board of directors of Webmotors S.A. and administrator of Santander Brasil Administradora de Consórcio Ltda.

Rafael Bello Noya. Mr. Noya is Brazilian and was born on October 19, 1977. He holds a degree in Business Administration from Universidade de São Paulo and from LEAD Program from IE Business School. He started his career in Citibank, in the division of commercial operations and finance, as analyst and negotiator, from 1996 to 2001, when he joined the local and international risk distribution area, with responsibility for the creation and implementation of new products during the period from 2001 to 2003. He then served as senior negotiator, from 2003 to 2005, and then as Superintendent from 2005 to 2007. He joined Santander Brasil in 2007, and was an Assistant Superintendent from 2007 to 2015, with responsibility for customer coverage in the following sectors: real estate, logistics, aviation, cellulose and paper, industry, cement, construction and infrastructure, steel, energy, petrochemistry and construction materials. Currently, he is an Officer with responsibility for generating local and international capital markets, risk syndication, projects and acquisitions financing and capital and assets structuring. He is also Chairman of the board of directors of BW Guirapá I S.A.

Ramón Sanchez Díez. Mr. Díez is Spanish and was born on October 29, 1968. He holds a degree in Economics from the Universidad Autónoma de Madrid and has completed an Advanced Management Program at the Wharton School of Business at the University of Pennsylvania. He served as a Financial Analyst and Portfolio Manager for Santander Brasil’s New York branch from 1992 to 1997 and as an Officer for Strategy and Analysis for Latin American banks at Santander in Madrid from 1997 to 2003. He was an Officer for Strategy and Investor Relations for Santander Brasil from 2004 to 2006, Head of Customer Acquisition from 2007 to 2009, was in charge of our retail banking channels (call center, internet, mobile and ATM) from 2009 until 2011 and before his current position was the Head of Retail Commercial Planning and Communication. Mr. Díez was President of the Spanish Chamber of Commerce in Brazil, between 2006 and 2009. As one of our Officers, he is responsible for our compliance department. He also serves as Executive Officer of Banco Bandepe S.A.

Reginaldo Antonio Ribeiro. Mr. Ribeiro is Brazilian and was born on May 19, 1969. He holds a degree in Economics from the Universidade Estadual de Campinas, an Accounting degree from the Universidade Paulista and an MBA from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI of the Universidade de São Paulo. He served as a manager for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1990 to 2001. He was also a member of the Fiscal Council of Companhia Energética de São Paulo and AES Tietê from 2002 to 2006. As one of our Officers, he is responsible for tax issues, planning strategies and corporate reorganization processes. He also serves as Executive Officer of Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros, Aquanima Brasil Ltda., Atual Companhia Securitizadora de Créditos Financeiros S.A., Santander Participações S.A., Santander Brasil Advisory Services S.A. and Norchem Participações e Consultoria S.A.

Roberto de Oliveira Campos Neto. Mr. Campos is Brazilian and was born on June 28, 1969. He holds a degree in Economics and a specialization degree in Economics with a focus on Finance from the University of California, Los Angeles. He worked at Banco Bozano Simonsen from 1996 to 1999, where he served as Operator of Derivatives of Interest and Foreign Exchange (1996), Operator of External Debt (1997), Operator of the Area of Stock Exchanges (1998) and Head of the Area of International Fixed Income (1999). From 2000 to 2003 he served as Head of the International Area and Fixed Income in Santander Brasil. In 2004, he served as Portfolio Manager of Claritas. He joined Santander Brasil in 2005 as Operator and in 2006 he was Head of the Trading Desk. In 2010, he became responsible for the Proprietary Trading and Market Making Local & International. He is currently responsible for our treasury department.

Robson de Souza Rezende. Mr. Rezende is Brazilian and was born on January 24, 1967. He holds a degree in Statistics from Universidade Salgado de Oliveira – RJ. He started his career at Unibanco, where he served between 1985 and 1999 in the Management of the Formation and Development area focused on the Branches of Unibanco and Chief Manager of the Branch Network. Mr. Rezende joined Santander Brasil in 1999. From 1999 to 2003, he served as Human Resources Superintendent. From 2003 to 2008, he served as Regional Superintendent. From 2008 to 2010, he served as Commercial Model Superintendent, a period in which he participated in the Commercial Model Integration of Santander Brasil and Banco Real. Currently, he is responsible for the Rio de Janeiro and Espírito Santo branch networks, directly managing approximately 330 branches.

Ronaldo Wagner Rondinelli. Mr. Rondinelli is Brazilian and was born on August 2, 1973. He holds a degree in Economics from FAAP – Fundação Armando Álvares Penteado, and in Business Finance from FIA USP. From 1994 to 1996, he served in Banco Fenícia S.A. as Junior Information Analyst. Between 1996 and 1997, he served in Banco Santos as Analyst of Planning and Control – Managerial Information. In 1997, he served in Banco Real and ABN AMRO Bank as Senior Analyst of Managerial Information. Between 1997 and 1999, he served as Assistant to the Vice-President – Financial Control Coordination in Banco Real and ABN AMRO Bank, where he was responsible for the coordination of the finance areas in several countries of Latin America. Between 1999 and 2000, he served as Latin America Regional Controller for Banco Real and ABN Amro Bank. Between 2000 and 2004, he served as Planning and Control Superintendent at Banco Real and ABN AMRO Bank, where he was responsible for the management of the MIS area, local results reports and Head Office of Banco Real/ABN AMRO. In 2004, he served as Executive Superintendent of Strategic Decisions Support at Banco Real and ABN AMRO Bank, where he was responsible for the management of the areas of Planning, Budget, local Results Reports and Head Office of Banco Real/ABN AMRO. Between 2004 and 2008, he served as Presidency and COMEX Advisory Executive Superintendent in Banco Real and ABN AMRO Bank, where he served as Secretary of the Executive Committee and Executive Board of Officers of Banco Real and Assistant of the Chief Executive Officer of the bank. He joined Santander Brasil in 2008 and served as Executive Superintendent (Aymoré CFI) between 2008 and 2015, with responsibility for the management of the areas of Products, Prices, Segments, Auto Financing at the Branches of

Santander Brasil, Planning and Partnerships with automobile manufacturers. Currently, he is responsible for our Universities segment and is an Executive Officer of Universia Brasil S.A.

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

Thomas Gregor Ilg. Mr. Ilg is Brazilian and was born on September 12, 1968. He holds a degree in Agricultural Engineering from the Universidade Estadual de Campinas, and a postgraduate diploma in Business Administration from the Fundação Getúlio Vargas. He has been engaged in the financial markets for almost 26 years, including 15 years with Santander Brasil and 10 years with The First National Bank of Boston, where he first joined as a Trainee in the Risks and Business areas. At Santander Brasil he was responsible for the Corporate Banking Business until the beginning of 2007 when he joined our Treasury Division to develop an area designed to distribute derivatives to the Middle Market, Private Banking and Retail Business in general. At the end of 2008 he moved to the Credit Division to manage the Corporate Banking Risk Area, and now, as an Officer, he is responsible for our retail risks function. He is also deputy director of Banco RCI Brasil S.A. and administrator of F. Café Prestadora de Serviços Ltda.

Ulisses Gomes Guimarães. Mr. Guimarães is Brazilian and was born on March 14, 1971. He holds a degree in Mechanical Engineering from ITA – Instituto Tecnológico de Aeronáutica and an Executive MBA in Finance from IBMEC. He started his career as trainee and, then, as an analyst at Citibank from 1994 to 1997. He was manager, then Executive Superintendent at Banco Real/ABN AMRO Bank from 1997 to 2007. Starting in 2007, he was an Officer of Santander Brasil, with responsibility for the Human Resources area from 2007 to 2012. From 2012 to 2015 he served in Santander Spain as Executive Superintendent in the area of compensation and mobility politics. Currently, back to Santander Brasil, he serves as one of our Officers, with responsibility for the implementation of the Finance transformation program.

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

All members of the board of directors are entitled to a fixed compensation composed of monthly fees and benefits within the overall limit set by the annual compensation approved at our annual general shareholders’ meeting. In exceptional and fully justified cases, the chairman of our board of directors may also receive an annual variable compensation for his or her duties as determined by the compensation committee and the board of directors, within the annual limit set forth by the annual shareholders meeting. If granted, such variable compensation should consider the form of payment and the different deferral percentages, according to the level of variable compensation received in the year, and observe the Malus clause with the possibility of reducing up to 100% of the value of the variable compensation in the assumptions.

In the cases where a member of the board of directors is also a member of our audit committee, pursuant to the applicable regulations and the internal regulations of the audit committee, such member must choose to receive the remuneration package of only one of the bodies. Regarding the other advisory committees, if one of the members of the board of directors becomes a member of it, in addition to the corresponding remuneration as a member of the board of directors he or she will be entitled to an additional compensation per meeting held in the relevant advisory committee, approved by the compensation committee.

The members of the board of executive officers are entitled to fixed compensation composed of monthly payments, benefits, pensions and variable remuneration, always within the overall limit of the annual remuneration approved at the annual general shareholders’ meeting.

The variable compensation shall be paid considering the different deferral percentages depending on the level of the variable compensation received in the year (includes amount of Long-Term Incentive - ILP in the year of grant, valued at the granting price), and observe the Malus clause with the possibility of reducing up to 100% of the value of the variable compensation in the assumptions.

The rule of payment is: (i) 30% in cash at the time of the award, (ii) 20% in cash in three equal subsequent instalments, (iii) 30% in units at the time of the award with a one year lock-up, and (iv) the remaining 20% in three separate tranches of units with a one-year lock-up each. If the amount of the variable compensation is between R$5.5 million and R$8 million, the deferral is 50%, 25% of each of which is deferred and paid in cash and 25% paid up until five tranches of units with a one-year lock-up each. If the variable compensation amount is equal to or greater than R$8 million, the deferral is 60%, 30% of each of which is deferred and paid in cash and 30% paid up until five tranches of units with a one-year lock-up each. In the case of the Chief Executive Officer, the deferral in this program is at least 50%, with at least 25% each of the items mentioned above.

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

Shareholders at the general shareholders meeting held on April 29, 2016 set compensation for our directors and executive officers at a total of up to R$300 million and for our audit committee at a total of up to R$3.0 million for the 12-month period starting on January 1, 2016, as proposed by the board of directors at the meeting held on March 22, 2016. For the abovementioned twelve-month period, members of our board of directors and executive officers received a total of approximately R$246.5 million and members of our audit committee received a total of approximately R$2.3 million. The total amount of contributions for pension plans of our board of executive officers in 2016 was R$4 million.

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

As approved by our board of directors at the meeting held on December 23, 2009, we indemnify our directors and executive officers and members of the audit committee from claims arising during the time they occupy their respective offices, exclusively related to court or administrative costs and attorneys’ fees, except in cases of bad faith, gross negligence, willful misconduct or mismanagement by our directors or executive officers. This indemnity was also granted to the members of the audit committee and the compensation committee.

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

We renew and update our deferral program every year. As of December 31, 2016, we had three plans outstanding: one for each fiscal year: 2013, 2014 and 2015. As of December 31, 2016, we recorded total expenses of R$132.294 million in connection with our Deferral Program compared to total expenses of R$149.758 million in 2015.

Deferral Program – 2013

Our 2013 deferral program was divided in two programs:

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

Deferral Program – 2014 and 2015

Our 2014 and 2015 deferral programs were divided in two programs:

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

As of December 31, 2016, we incurred pro rata daily expenses of R$15.789 million, with respect to the SOP plan and R$9.798 million with respect to the PSP plan.

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

Incentive Plan Long-term – SOP 2013

On April 29, 2013, our shareholders approved the grant of the SOP 2013 plan, with an exercise period between June 30, 2016 and June 30, 2018. The number of Units exercisable by the participants was determined according to the total shareholder return, or “TSR” and reduced according to the result of the modifier return on risk-weighted assets, or “RoRWA,” based on a yearly comparison between realized and budgeted performance. The options issued under the plan have an option price of R$12.84 per Unit. Approximately 89.61% of the total number of Units available for delivery under the plan were delivered following the RoRWA-based adjustment described above once participants who lost the right to receive Units were excluded. On December 31, 2016, there were 2,216,479 outstanding options under the plan.

Performance Share Plan – PSP

Our PSP consists of share-based compensation, launched in a three-year cycle.

PSP – 2013

On April 29, 2013, our shareholders approved the PSP 2013 plan. Under this compensation plan, participants received 100% of the plan’s compensation in Units. The percentage of shares determined at the position of TSR may be reduced if the return on RoRWA is not achieved based on a comparison between realized and budgeted performance in each year, as determined by the board of directors. In July 2016, 1,512,966 Units were delivered, meaning that 89.61% of the total number of Units available under the plan were delivered following the RoRWA-based adjustment referred to in this paragraph.

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

TSR Ranking	SOP and PSP 2013(1)
(% of Shares exercisable)
1	100%
2	75%
3	50%
4	0%

(1)	The percentage of shares determined at the position of TSR is subject to reduction in accordance with the implementation of the reduction of Return on Risk-weighted Assets (RoRWA).

Global Long-Term Incentive Program

First Long-Term Incentive Global Plan CRDIV – Grant 2014

In 2014, a long-term incentive plan was created for the overall group of executives included in the Collective Identified (“Global Plan CRDIV”). The indicator is used to measure the achievement of targets which will form a basis for comparison of the Total Shareholder Return (“TSR”) of the Santander Group with the TSR of the top 15 global competitors.

The indicator is calculated in two stages: initially for program verification (2014) and subsequently in the annual payment of each installment (2015, 2016 and 2017).

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

Each executive has a target in reais, which was converted into shares of the Santander Group for a price of R$19.2893, which will be delivered in installments in 2016, 2017 and 2018, with a lock-up of one year after each delivery.

In the year ended December 31, 2016, there were no expenses related to the costs of the cycles of the first long-term incentive global program.

Second Long-Term Incentive Global Plan CRDIV – Grant 2015

In 2015, a second global long-term incentive plan was created for executives included in the Identified Collective (CRDIV Global Plan). The indicators that will be used to measure the attainment of the targets are presented below and will be used at two different stages: (i) to calculate the maximum target of each participant (2015-2016); and (ii) to calculate the amount of shares to be paid (2016, 2017 and 2018).

1.	RTA vs. Competitor

RTA in 2015 ( % on the RTA 2015 budgeted)	“Coefficient RTA 2015”
≥ 90%	1
> 75% to < 90%	0.75 – 1 (*)
≤ 75%	0

(*)	Linear increase of the RTA 2015 coefficient in function of the concrete percentage that the RTA 2015 represents on the budget of this scale line.

2.	Rote Banco vs Budgeted

ROTE in 2015 ( % on the ROTE 2015 budgeted)	“Coefficient ROTE 2015”
≥ 90%	1
> 75% to < 90%	0.75 – 1 (*)
≤ 75%	0

(*)	Linear increment of the ROTE 2015 coefficient in function of the concrete percentage that the ROTE 2015 represents on the budget of this scale line

3.	Employees Satisfaction

Position among the best banks to work in 2017	“Coefficient Employees”
1st to 3rd	1
4th or subsequent	0

4.	Client satisfaction

Position among the best banks according to client satisfaction index in 2017	“Coefficient Clients”
1st to 3rd	1
4th or subsequent	0.5 – 1 (*)

5.	Business bindings vs Budgeted

Clients companies 1 and 2 linked (% on budget for the corresponding market)	“Coefficient Companies”
≥ 100%	1
> 90% and < 100%	0.5 – 1 (*)
≤ 90%	0

(*)	Linear increment of the coefficient companies according to the concrete percentage, within these lines of each scale that the number of linked clients of each type represents on December 31, 2017 on the budgeted

Each executive has a target in reais, which has been converted into Santander Group shares for a price of R$17.473 which will be delivered in 2019, with a lockup of one year after each delivery.

In the year ended December 31, 2016, “pro rata” expenses in an amount of R$8,873 million were recorded relating to costs on the respective dates of the cycles of the global program. The expenses related to the plans are recognized as “Other liabilities - Provision for share-based payments.”

Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

Pension and Retirement Benefits

Members of our board of directors and our executive officers may enroll in our retirement plan, SantanderPrevi, while they are affiliated with Santander Brasil. For further information on SantanderPrevi, please see “—D. Employees.”

6C.	Board Practices

Our shareholders elect members of our board of directors at the Annual General Shareholders’ Meeting for two-year terms (members may be reelected). The board of directors appoints our Executive Officers for two-year terms (members may be reelected).

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

On January 26, 2016, our board of directors approved its Code of Regulations. Shareholders may access such code on the websites www.santander.com.br/ri and www.santander.com.br/acionistas, in the section entitled “Corporate Governance – Management – Regulations of the Board of Directors.”

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

Our audit committee has as its main functions:

·	to advise the board of directors on the engagement or replacement of the external auditor;

·	to assess the quality of the financial statements, the senior management reports, the explanatory notes and the independent auditor’s report, as well as other material financial information disclosed and sent to the regulatory bodies;

·	to evaluate the effectiveness of the independent and internal audits, including in regard to compliance with normative provisions applicable to us, in addition to internal regulation and codes;

·	to evaluate the fulfillment by our management of the recommendations made by the external or internal auditors;

·	to prepare, at the end of the six-month period ended on June 30 and December 31 every year, the report of the audit committee, meeting the applicable legal and regulatory provisions; and

·	to receive and review the reports required by the regulatory bodies concerning the activities of the ombudsman, on the base dates of June 30 and December 31 or when a material event is identified.

The current members of the audit committee are Luiz Carlos Nannini, who acts as financial expert and Elidie Palma Bifano, Celso Clemente Giacometti and René Luiz Grande, who each act as coordinator. Our audit committee meets twice a month. The current members of the audit committee were appointed on March 22, 2016 to serve until the first board meeting after the ordinary shareholders’ meeting to be held in 2017.

Set forth below are the biographies of the members of our audit committee:

René Luiz Grande. Mr. Grande is Brazilian and was born on April 19, 1953. He holds a degree in Economics from Pontificia Universidade Católica de São Paulo, and a specialization degree in National Financial System from Fundação Instituto de Administração. He was an employee of the Brazilian Central Bank, qualified by the public examination since June, 1975, and worked in the Supervision and Inspection Department of the National Financial System. During his career in the Brazilian Central Bank he served as an analyst from 1975 to 1978; technical assistant from 1978 to 1989; inspection supervisor from 1989 to 1999; head of the Banking Supervisory and Technical Department from 1999 to 2003, and deputy head of the Banking Supervisory and Financial Conglomerates Department from 2003 to 2011. Before working with the Brazilian Central Bank, he occupied the position of head of Human Resources with the Companhia Brasileira de Embalagens Metálicas BRASILATA from 1973 to 1975. Currently, Mr. Grande serves as Coordinator of the Audit Committee and is a member of the Risk and Compliance Committee of Santander Brasil.

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

Celso Clemente Giacometti. See “—Members of the Board of Directors.”

Compensation Committee

In compliance with regulations issued by the Brazilian Central Bank (specifically, CMN Resolution No. 3,921/2010 of November 25, 2010), on February 7, 2012 our shareholders established the compensation committee in our by-laws, which also acts as the compensation committee for certain of our affiliates and subsidiaries.

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

Our compensation committee has as its main functions:

·	develop internal compensation policies applicable to our executive officers and makes proposals to our board of directors regarding policies for variable and fixed compensation, benefits, and special programs for recruiting and terminations;

·	to supervise the implementation and coming into operation of the compensation policy for Banco Santander’s management;

·	to propose to the board of directors the aggregate compensation of the Executive Officers and members of the audit committee to be submitted to the general meeting, pursuant to Article 152 of Brazilian Corporate Law;

·	to analyze our internal officer and board compensation policies and procedures in comparison with market practice, and recommends changes to align our policies with market practice if significant differences from market practice are identified;

·	to prepare annually, within ninety days as from December 31 of each year, the compensation committee report, in accordance with applicable statutory and regulatory provisions; and

·	to ensure that the internal officer compensation policy is compatible with our risk management rules, with performance targets and with our current and expected financial condition, and pursuant to the applicable regulatory provisions and regulations published by the Brazilian Central Bank.

The current members of the compensation committee are Álvaro Antonio Cardoso de Souza (who acts as coordinator), Celso Clemente Giacometti, Deborah Patricia Wright and Luiz Fernando Sanzogo Giorgi. The current members of the compensation committee were appointed on May 28, 2015, December 15, 2016 and February 22, 2017 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held on 2017.

Set forth below are the biographies of the members of our compensation committee:

Álvaro Antonio Cardoso de Souza. See “—Members of the Board of Directors.”

Celso Clemente Giacometti. See “—Members of the Board of Directors.”

Deborah Patricia Wright. See “—Members of the Board of Directors.”

Luiz Fernando Sanzogo Giorgi. Mr. Giorgi is Brazilian and was born on September 3, 1964. He has a bachelors’ degree in Business Administration from Fundação Armando Alvares Penteado (FAAP) and over 26 years of experience in management. He started his career in 1982 at Price Waterhouse, where he worked until 1986, and, then at Embraer, where he worked between 1986 and 1989. From 1989 to 2003, he worked as a consultant and director at Hay Group, and from 2003 to 2005, he worked for the Suzano Group as a vice chairman of Suzano Holding. He was a member of the Management Committee of the Board of Directors of Suzano Papel e Celulose, Chief Executive Officer of Suzano Petroquímica, and a full member of the Board of Petroflex. In September of 2005, he founded LFG – Assessoria em Gestão Empresarial e Liderança. From 2007 to 2015, he served as a member of the Board of Directors of Santher S.A.; from 2007 to 2011, he served as a full member of the Board of Directors of J. Macedo Alimentos S.A.; in 2008, he served as a full member of the Board of Directors of Vix Logística S.A.; from 2007 to 2008, he served as a member of the HR Committee of the Board of Directors of Grupo Libra S.A.; and in 2013, he served as a member of the Board of Directors of Itautec S.A. Currently, he serves as a member of the Boards of Directors of Vonpar S.A. and Empresas Concremat. He is also a member of the Advisory Board of Heads Agencia De Propaganda and chairman of the Board of Directors of Teadit S.A. He holds the position of member of the HR Committees of Sul América Seguros S.A, Lojas Marisa S.A, and Martins Atacadista S.A. He is also a member of our Nomination and Governance Committee.

Risk and Compliance Committee

The risk and compliance committee is a consultative body, which has the responsibility of advising our board of directors on subjects related to the policies, operational directions and methodologies of capital allocation, risk management and exposure edges, according to the applicable law, as well as advising on compliance practices that enhance the management of Santander Brasil, regarding the transparency and the monitoring of the compliance functions of the company.

The risk and compliance committee is composed of three to five members, and at least two of these members must be independent. The term of office is of two years, re-election permitted, and the members may be removed at any time. The risk and compliance committee meetings are held at least four times a year or when extraordinarily convened by its coordinator.

The current members of the risk and compliance committee are Álvaro Antônio Cardoso de Souza (who acts as coordinator), Conrado Engel, José de Paiva Ferreira and René Luiz Grande. The current members of the risk and compliance committee were appointed on May 28, 2015 and January 23, 2017 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2017.

Álvaro Antônio Cardoso de Souza. See “—Members of the Board of Directors.”

Conrado Engel. See “—Members of the Board of Directors.”

José de Paiva Ferreira. See “—Members of the Board of Directors.”

René Luiz Grande. See “—Audit Committee.”

Nomination and Governance Committee

The nomination and governance committee is a consultative body which is responsible for advising the board of directors on subjects related to the nomination and governance of Santander Brasil.

The committee is composed of three to five members, and at least two of these members must be independent. The term of office is of two years, re-election permitted, and the members may be removed at any time. The committee meetings are held at least four times a year or when extraordinarily convened by its coordinator.

The current members of the nomination and governance committee are Álvaro Antonio Cardoso de Souza (who acts as coordinator), Celso Clemente Giacometti, Deborah Patricia Wright and Luiz Fernando Sanzogo Giorgi. The current members of the nomination and governance committee were appointed on January 23, 2017 and February 22, 2017 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2017.

Álvaro Antonio Cardoso de Souza. See “—Members of the Board of Directors.”

Celso Clemente Giacometti. See “—Members of the Board of Directors.”

Deborah Patricia Wright. See “—Members of the Board of Directors.”

Luiz Fernando Sanzogo Giorgi. See “—Compensation Committee.”

Sustainability Committee

The sustainability committee is a consultative body which is responsible for advising the board of directors on subjects relating to social and sustainable development issues, including the promotion of sustainable development and other social initiatives.

The committee is composed of three to five members, and at least two of these members must be independent. The term of office is of two years, re-election permitted, and the members may be removed at any time. The committee meetings are held at least four times a year or when extraordinarily convened by its coordinator.

The current members of the sustainability committee are José Luciano Duarte Penido (who also acts as coordinator), Gilberto Mifano and Viviane Senna Lalli. The current members of the sustainability committee were appointed on January 23, 2017 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2017.

José Luciano Duarte Penido. See “—Members of the Board of Directors.”

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

6D. Employees

On December 31, 2016, we had 47,252 full-time, permanent employees. The following table presents the breakdown of our full-time, permanent employees at the date indicated.

	As of December 31, 2016
	2016	2015	2014
Administrative employees	10,256	9,884	8,976
Commercial areas employees	36,996	40,140	40,333
Total	47,252	50,024	49,309

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

We also offer our employees a defined contribution pension plan where employees can choose to contribute part of their wages and to which we can also make contributions on behalf of such employees. This plan provides retirement benefits, and disability and death benefits. SantanderPrevi is the only pension plan currently open for new membership. Most of our current employees are registered with the SantanderPrevi plan. As of December 31, 2016, 42,982 participants were enrolled in that plan, making the total amount under management approximately R$3.088 billion. For additional information on our pension plans, see note 23 to our audited consolidated financial statements.

The Brazilian Banking Employees’ Union represents most of our employees. In the event of a potential conflict with our banking employees and/or the banking union, negotiations are conducted by the FENABAN. Each year, generally in September, all Brazilian banks have a collective negotiation period in which they revise salary structures. During this period, the Brazilian Banking Employees’ Union negotiates bank employees’ salaries within the scope of the Brazilian Banking Collective Agreement with the FENABAN. Negotiations pertaining to wages and salaries for 2017 have already been concluded and the levels of compensation agreed are consistent with market practice. Since the acquisition of our predecessor banks by our indirect shareholder Santander Spain, we have not suffered significant losses through strikes and our management believes it has good relations with our employees.

6E.	Share Ownership

The following table provides the names of our directors and executive officers who owned shares of Santander Brasil as of December 31, 2016.

Shareholders	Common Shares	Percentage of Outstanding Common Shares		Preferred Shares	Percentage of Outstanding Preferred Shares		Percentage of Total Share Capital
Alexandre Grossmann Zancani	15,710		(1)	15,710		(1)		(1)
Alexandre Silva D’ Ambrósio	16,166		(1)	16,166		(1)		(1)
Amancio Acurcio Gouveia	72,238		(1)	72,238		(1)		(1)
Ana Paula Nader Alfaya	37,117		(1)	37,118		(1)		(1)
Andre de Carvalho Novaes	30,187		(1)	30,187		(1)		(1)
Angel Santodomingo Martell	53,570		(1)	53,570		(1)		(1)
Antonio Pardo de Santayana Montes	125,881		(1)	125,881		(1)		(1)
Carlos Rey de Vicente	177,000		(1)	177,000		(1)		(1)
Cassio Schmitt	102,112		(1)	102,112		(1)		(1)
Cassius Schymura	59,987		(1)	59,987		(1)		(1)
Celso Clemente Giacometti	1		(1)	0		(1)		(1)
Conrado Engel	392,984		(1)	392,984		(1)		(1)
Ede Ilson Viani	74,190		(1)	74,190		(1)		(1)
Felipe Pires Guerra de Carvalho	201,977		(1)	201,977		(1)		(1)
Flavio Tavares Valadão	156,558		(1)	156,558		(1)		(1)
Gilberto Duarte de Abreu Filho	39,588		(1)	39,588		(1)		(1)
Jean Pierre Dupui	104,003		(1)	104,003		(1)		(1)
João Guilherme de Andrade So Consiglio	374,706		(1)	374,706		(1)		(1)
Jose Alberto Zamorano Hernandez	153,334		(1)	153,334		(1)		(1)
José Antonio Álvarez Álvarez	1		(1)	0		(1)		(1)
José de Paiva Ferreira	141,799		(1)	141,798		(1)		(1)
José Roberto Machado Filho	72,037		(1)	72,037		(1)		(1)
Juan Sebastian Moreno Blanco	85,514		(1)	85,514		(1)		(1)
Luis Guilherme Matosso de Oliem Bittencourt	18,421		(1)	18,421		(1)		(1)
Luiz Masagao Ribeiro Filho	52,451		(1)	52,451		(1)		(1)
Manoel Marcos Madureira	44,658		(1)	44,658		(1)		(1)
Marcelo Malanga	29,403		(1)	29,403		(1)		(1)
Marcelo Zerbinatti	48,515		(1)	48,515		(1)		(1)
Marcio Aurelio de Nobrega(2)	65,007		(1)	65,007		(1)		(1)
Maria Eugênia Andrade Lopez Santos	74,765		(1)	74,765		(1)		(1)
Mario Adolfo Libert Westphalen	18,894		(1)	18,894		(1)		(1)
Nilton Sergio Silveira Carvalho	40,790		(1)	40,790		(1)		(1)
Rafael Bello Noya	39,683		(1)	39,683		(1)		(1)
Ramón Sanchez Díez	63,841		(1)	63,841		(1)		(1)
Reginaldo Antonio Ribeiro	59,600		(1)	59,600		(1)		(1)
Roberto de Oliveira Campos Neto	282,926		(1)	282,926		(1)		(1)
Robson de Souza Rezende	19,208		(1)	19,208		(1)		(1)
Ronaldo Wagner Rondinelli	30,930		(1)	30,930		(1)		(1)
Sergio Agapito Lires Rial	120,986		(1)	120,986		(1)		(1)
Sergio Gonçalves	44,620		(1)	44,620		(1)		(1)
Thomas Gregor Ilg	94,365		(1)	94,365		(1)		(1)
Ulisses Gomes Guimaraes	23,434		(1)	23,434		(1)		(1)
Vanessa de Souza Lobato Barbosa	65,476		(1)	65,476		(1)		(1)
Viviane Senna Lalli	1		(1)	0		(1)		(1)
Employees	3,915,021	0.10%		3,929,105	0.11%		0.10%
Total	7,639,655			7,653,736

(1)	Owns less than 0.01%.
(2)	No longer an officer.

Shares held by members of our board of directors and our officers do not have special voting rights in relation to shares held by our other shareholders.

For a description of our equity compensation plans, see “Item 6. Directors, Senior Management and Employees ––B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

As of December 31, 2016, Santander Spain directly and indirectly through its subsidiaries, Grupo Empresarial Santander, S.L. and Sterrebeeck B.V., owned approximately 88.8% of our total capital stock (not including the shares held by Banco Madesant - Sociedade Unipessoal).

The following table presents the beneficial ownership of our common and preferred shares as of December 31, 2016.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Total Shares (thousands)	Percentage of Total Share Capital
	(in thousands, except percentages)
Sterrebeeck BV (4)	1,809,583	46.99%	1,733,644	46.70%	3,543,227	46.85%
Grupo Empresarial Santander SL	1,107,673	28.76%	1,019,645	27.47%	2,127,318	28.13%
Qatar Holding LLC (2)	207,812	5.40%	207,812	5.60%	415,623	5.50%
Banco Santander, S.A.	521,964	13.55%	519,268	13.99%	1,041,232	13.77%
Treasury Shares (1)	25,786	0.67%	25,786	0.69%	51,572	0.68%
Banco Madesant	950	0.02%	950	0.03%	1,900	0.03%
Employees (3)	7,639	0.20%	7,653	0.21%	15,293	0.20%
Other minority shareholders	169,564	4.40%	197,354	5.32%	366,917	4.85%
Total	3,850,971	100.00%	3,712,112	100.00%	7,563,082	100.00%

(1)	On December 14, 2015, our shareholders approved the cancellation of 37,757,908 treasury shares (18,878,954 common shares and 18,878,954 preferred shares), with no consequent reduction in our capital stock.

(2)	The information provided is as of December 31, 2014, the date of the last available Schedule 13.G Form filed by Qatar Holding LLC with the SEC.

(3)	Includes members of senior management. See “—E. Share Ownership.”

(4)	An affiliate within the Santander Group.

The total number of ADRs held by U.S. investors as of December 31, 2016, is 236,064,489. The total number of Units held by U.S. investors as of December 31, 2016, is 43,908,842 (excluding Units held by The Bank of New York Mellon as depositary).

Significant Changes in Percentage Ownership of Principal Shareholders

On April 29, 2014, Santander Spain, our indirect controlling shareholder, announced its intention to launch the Brazilian Exchange Offer and the U.S. Exchange Offer to acquire up to all of our shares that were not held by the Santander Group, which represented approximately 25% of our share capital, with payment in BDRs or ADRs representative of Santander Spain’s common shares.

On October 30, 2014, the Brazilian Exchange Offer and the U.S. Exchange Offer were concluded. As a result of these offers, the Santander Group’s shareholding increased to 88.3% of our total share capital at that time (not including the shares held by Banco Madesant - Sociedade Unipessoal). Also as a result of the offer in Brazil, our units were delisted from Level 2 Segment and are now traded at the basic listing segment of BM&FBOVESPA.

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

On December 31, 2016, we held 51,571,846 shares in treasury, of which 25,785,923 were common shares and 25,785,923 were preferred shares.

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

7B. Related Party Transactions

We have a documented policy with respect to related party transactions approved by the board of directors, which is intended to ensure that all transactions covered by the policy are conducted based on our interest and that of our shareholders. The policy defines the power to approve certain transactions by the board of directors. The rules are also applied to all our directors, senior management, employees and subsidiaries. Additionally, related party transactions are also included in the regular auditing program developed by our internal audit.

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with our subsidiaries and affiliates and those of the Santander Group. We have credit lines outstanding with the Santander Group and its affiliated financial institutions around the world. As of December 31, 2016, borrowings and deposits from the Santander Group represented approximately 2.0 % of our total funding. In addition, from time to time, we enter into certain transactions with the Santander Group and other related parties for the provision of advisory and advertising services. Such transactions are conducted at arm’s-length, based on terms that would have been applied for transactions with third parties.

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

Information Technology Platform

We enter into certain agreements with some affiliates of the Santander Group (Ingeniería de Software Bancário S.L. (Spain), ISBAN S.A. (Chile), Produban Servicios Informáticos Generales S.L. (Spain), ISBAN S.A. (Brazil) and Produban Serviços de Informática S.A. (Brazil) for the outsourcing of certain products and services relating to our information technology platform, including software development, hosting and information processing. We believe the provisions of these services are provided on an arm’s-length basis with terms substantially similar to those available from other providers in the market. In 2016 and 2015, Santander Group affiliates received approximately R$761 million and R$729 million, respectively, for the products and outsourcing provided above. In addition, these affiliates are responsible for managing all third party technology contracts. See “Item 4. Company Information – B. General Business Vision – Technology and Infrastructure.”

Procurement Services

We have entered into agreements with Aquanima Brasil Ltda., an affiliate of the Santander Group, which offers procurement services (sourcing, e-procurement, outsourcing and consultancy) to Santander Brasil. Volume aggregation between Santander Brasil and other client companies allow for joint purchases for groups of different clients. The agreements entered into with Aquanima Brasil Ltda. were on an arm’s-length basis. We paid Aquanima Brasil Ltda. approximately R$25 million in 2016 and R$24 million in 2015.

Other Related Party Transactions

From time to time, we engage in lending and borrowing transactions to fund our operations and other miscellaneous transactions with various companies of the Santander Group, in compliance with restrictions on loans or advances imposed by Brazilian law. The following table shows the balances owed to us by such companies (assets) at each of December 31, 2016 and December 31, 2015 and the amounts owed by us to such companies (liabilities) at the same dates. The table also sets forth amounts received (income) or paid (expenses) to such companies for the year ended December 31, 2016 and December 31, 2015. All such transactions with Santander Group companies were conducted on an arm’s-length basis with terms substantially similar to those available from other providers in the market.

	As of December 31, 2016			As of December 31, 2015
	Parent(1)	Jointly- controlled companies	Other Related Party(2)	Parent(1)	Jointly- controlled companies	Other Related Party(2)
	(in thousands of R$)
Assets	10,919,116	794,800	556,248	23,245,276	954,190	805,572
Trading derivatives, net	(184,304)	—	(400,570)	(265,491)	—	(536,215)
Santander Spain	(184,304)	—	—	(265,491)	—	—
Abbey National Treasury Services Plc	—	—	(91,828)	—	—	(156,976)
Real Fundo de Investimento Multimercado Santillana Crédito Privado	—	—	(308,742)	—	—	(379,239)
Loans and amounts due from credit institutions–Cash and overnight operations in foreign currency	10,900,941	—	94,530	23,248,821	—	136,634
Santander Spain(3)(5)	10,900,941	—	—	23,248,821	—	—
Banco Santander Totta, S.A.	—	—	1,261	—	—	1,303
Abbey National Treasury Services Plc	—	—	92,118	—	—	135,165
Bank Zachodni.	—	—	117	—	—	101
Banco Santander, S.A. – México	—	—	1,034	—	—	65
Loans and other values with customers	—	136,354	862,288	—	11,112	1,205,153
Zurich Santander Brasil Seguros S.A.	—	—	862,553	—	—	753,581
Webmotors S.A.	—	136,354	—	—	11,112	—
Santander Brasil Gestão de Recursos Ltda.	—	—	(265)	—	—	186
BW Guirapá I S.A.	—	—	—	—	—	451,386
Loans and amounts due from credit institutions(1)	25,546	656,806	—	26,414	940,236	—
Santander Spain	25,546	—	—	26,414	—	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	—	—	—	939,861	—
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (8)	—	656,806	—	—	375	—
Other Assets	176,933	1,640	—	235,532	2,842	—

	As of December 31, 2016			As of December 31, 2015
	Parent(1)	Jointly- controlled companies	Other Related Party(2)	Parent(1)	Jointly- controlled companies	Other Related Party(2)
	(in thousands of R$)
Santander Spain	176,933	—	—	235,532	—	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	—	—	—	2,276	—
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (8)	—	1,640	—	—	566	—
Liabilities	(11,984,199)	(106,527)	(1,222,556)	(12,155,786)	(255,330)	(937,572)
Deposits from credit institutions	(327,466)	(40,202)	(980,702)	(219,037)	(37,796)	(650,620)
Santander Spain(4)	(327,466)	—	—	(219,037)	—	—
Santander Securities Services Brasil DTVM S.A.	—	—	(208,059)	(219,037)	—	—
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	—	—	(12,079)	—	—	(12,360)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	—	—	—	(31,656)	—
Real Fundo de Investimento Multimercado Santillana Credito Privado	—	—	(757,874)	—	—	(616,399)
Banco Santander, S.A. – Uruguay	—	—	(2,158)	—	—	(20,533)
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (8)	—	(40,202)	—	—	(6,140)	—
Others	—	—	(532)	—	—	(1,328)
Marketable debt securities	—	—	—	(12,416)	—	—
Santander Spain (6)	—	—	—	(12,416)	—	—
Customer Deposits	—	(66,325)	(189,794)	—	(217,534)	(285,870)
ISBAN Brasil S.A	—	—	(22,232)	—	—	(43,842)
Santander Securities Services Brasil DTVM S.A.	—	—	(52,484)	—	—	(679)
Produban Serviços de Informática S.A.	—	—	(19,653)	—	—	(29,993)
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	(44,840)	—	—	(109,506)
Santander Brasil Gestão de Recursos Ltda.	—	—	(39,361)	—	—	(72,182)
Webmotors S.A.	—	(66,325)	—	—	(217,534)	—
Others	—	—	(11,224)	—	—	(29,668)
Other liabilities – Dividends and Bonuses Payable	(3,794,130)	—	(16,494)	(2,488,510)	—	(705)
Santander Spain	(589,227)	—	—	(385,067)	—	—
Grupo Empresarial Santander S.L.(1)	(1,201,612)	—	—	(788,119)	—	—
Santander Insurance Holding S.L.	—	—	—	(1,398)	—	—
Sterrebeeck B.V.(1)	(2,003,291)	—	—	(1,313,926)	—	—
Banco Madesant – Sociedade Unipessoal S.A.	—	—	(1,075)	—	—	(705)
Santusa Holding, S.L.	—	—	(15,419)	—	—	-
Other payables	(2,954)	—	(35,566)	—	—	(377)
Santander Spain	(2,954)	—	—
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	—	—	(70)	—	—	(68)
ISBAN Brasil S.A	—	—	(339)	—	—	(309)
Santander Securities Services Brasil DTVM S.A.	—	—	(4,430)	—	—	—
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	(30,684)	—	—	—
Others	—	—	(43)	—	—	—
Debt Instruments Eligible Capital	(7,859,649)	—	—	(9,435,823)	—	—
Santander Spain (2)(7)	(7,859,649)	—	—	(9,435,823)	—	—

(*)	All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1)	Santander Brasil is indirectly controlled by Santander Spain and, through its subsidiaries Grupo Empresarial Santander and S.L. Sterrebeeck B.V.

(2)	Refers to the subsidiaries of Santander Spain.

(3)	In December 31, 2016, refers to the cash of R$582,571 (2015 – R$1,866,683, and 2014 – R$410,193).

(4)	As of December 31, 2016, refers to raising funds through international financing operations amounting to R$327,466 (2015 - R$219,037 and 2014 - R$416,969), with maturity until November, 2017 and interest between 0.56% and 12.95%p.a.

(5)	On December 31, 2016, refers to investments in foreign currency maturing on January 3, 2017 in the amount of R$10,269,812 (2015 - R$20,699,539 and 2014 - R$10,663,319) and interest of 0.68% p.a. held at Santander Establishment Credit Financial, Santander Brasil and our Grand Cayman Branch.

(6)	Refers to issuances of Eurobonds of Santander Brasil’s Grand Cayman Branch, maturing between January 16, 2016 and February 13, 2017 and interest of 3.152% p.a. and 4.625% p.a.

(7)	Refers to the portion acquired by the controlling shareholder with the PR Optimization Plan held in the first half of 2014.

(8)	In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by Banco RCI Brasil S.A.

	As of December 31, 2016			As of December 31, 2015
	Parent(1)	Joint-controlled companies	Other Related– Party(2)	Parent(1)	Joint–controlled companies	Other Related– Party(2)
	(in thousands of R$)
Income	(798,022)	136,111	1,197,489	(761,189)	189,182	2,509,524
Interest and similar income—Loans and amounts due from credit institutions	39,677	114,909	396	31,930	163,684	104
Santander Spain	39,677	—	—	31,930	—	—
Abbey National Treasury Services Plc	—	—	396	—	—	104
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (6)	—	114,909	—	—	163,684	—
Interest expenses and similar charges—Deposits from customers	(4,192)	(26,996)	(49,420)	—	(25,330)	(28,508)
ISBAN Brasil S.A	—	—	(3,560)	—	—	(7,841)
Produban Serviços de Informática S.A.	—	—	(2,117)	—	—	(3,752)
Webmotors S.A	—	(26,996)	—	—	(25,330)	—
Santander Brasil Gestão de Recursos Ltda.	—	—	(12,417)	—	—	(14,302)
Santander Spain	(4,192)	—	—	—	—	—
Santander Cultural	—	—	(11)	—	—	—
Real Fundo de Investimento Multimercado Santillana Credito Privado	—	—	(31,097)	—	—	—
Others	—	-	(218)	—	—	(2,613)
Interest expenses and similar charges—Deposits from credit institutions	(512)	(10,959)	(115,458)	(311)	(1,447)	(89,636)
Santander Spain	(512)	—	—	(311)	—	—
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (6)	—	(10,959)	—	—	(1,447)	—
Real Fundo de Investimento Multimercado Santillana Credito Privado	—	—	(88,467)	—	—	(15,584)
Santander Securities Services Brasil DTVM S.A.	—	—	(20,979)	—	—	(71,939)

	As of December 31, 2016			As of December 31, 2015
	Parent(1)	Joint-controlled companies	Other Related– Party(2)	Parent(1)	Joint–controlled companies	Other Related– Party(2)
	(in thousands of R$)
Santander Asset Management, S.A. SGIIC	—	—	(1,760)	—	—	(2,113)
Santander Securities	—	—	(4,119)	—	—	—
SAM Brasil Participações	—	—	(133)
Fee and commission income (expense)	5,334	20,133	1,955,255	(8,022)	21,376	1,889,138
Santander Spain	5,334	—	—	(8,022)	—	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	—	—	—	—	16,579	—
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (6)	—	19,211	—	—	3,863	—
Banco Santander Internacional	—	—	20,959	—	—	8,804
Santander Securities	—	—	1,896	—	—	—
Webmotors S.A.	—	922	—	—	934	—
Zurich Santander Brasil Seguros S.A.	—	—	218,773	—	—	248,824
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	1,711,138	—	—	1,626,288
Others	—	—	2,489	—	—	5,222
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	(613,168)	39,024	267,983	(406,523)	30,899	953,678
Santander Spain	(613,168)	—	—	(406,523)	—	—
Santander Benelux, S.A., N.V.	—	—	—	—	—	424,182
Real Fundo de Investimento Multimercado Santillana Crédito Privado	—	—	257,475	—	—	602,557
Abbey National Beta Investments Limited	—	—	38,274	—	—	(88,881)
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (6)	—	39,024	—	—	30,899	—
Santander Securities	—	—	(16,038)	—	—	—
Santander Investment Securities Inc.	—	—	(15,115)	—	—	—
Others	—	—	3,387	—	—	15,820
Administrative expenses and amortization	—	—	(840,739)	—	—	(982,135)
ISBAN Brasil S.A.	—	—	(290,430)	—	—	(406,662)
Produban Serviços de Informática S.A.	—	—	(209,253)	—	—	(205,137)
ISBAN Chile S.A.	—	—	(26)	—	—	(1,024)
Ingeniería de Software Bancario, S.L.	—	—	(42,519)	—	—	(57,293)
Produban Servicios Informáticos Generales, S.L	—	—	(21,525)	—	—	(22,834)
TECBAN—Tecnologia Bancária S.A.	—	—	(213,194)	—	—	(160,563)
Konecta Brazil Outsourcing Ltda.	—	—	—	—	—	(98,492)
Aquanima Brasil Ltda.	—	—	(24,557)	—	—	(24,075)
Santander Securities	—	—	(35,882)	—	—	—
Others	—	—	(3,353)	—	—	(6,055)
Others Administrative expenses—Donation	—	—	(20,528)	—	—	(18,071)
Santander Cultural	—	—	(2,737)	—	—	(3,231)
Fundação Santander	—	—	(3,452)	—	—	(3,500)
Instituto Escola Brasil	—	—	(939)	—	—	(1,140)
Fundação Sudameris	—	—	(13,400)	—	—	(10,200)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	—	—	—	—	—	784,954
Capital Riesgo Global, SCR (Espanha) (3)	—	—	—	—	—	34,404
Santander Securities Services Brasil Participações S.A. (4)	—	—	—	—	—	750,555
Debt Instruments Eligible Capital	(225,161)	—	—	(378,263)	—	—
Santander Spain (2) (5).	(225,161)	—	—	(378,263)	—	—

(1)	Santander Brasil is indirectly controlled by Santander Spain and, through its subsidiaries Grupo Empresarial Santander and S.L. Sterrebeeck B.V.

(2)	Refers to the subsidiaries of Santander Spain.

(3)	Refers to the profit on disposal of MS Participações S.A.

(4)	Refers the profit on disposal of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.

(5)	Refers the profit on disposal of Santander Securities Services Brasil DTVM S.A.

(6)	In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by Banco RCI Brasil S.A.

7C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements,” which contains our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

Legal Proceedings

We are a party to lawsuits and administrative proceedings incidental to the normal course of our business. The main categories of lawsuits and administrative proceedings to which we are subject include:

·	administrative and judicial actions relating to taxes;

·	administrative and indemnification suits for damages related to consumer rights, in particular with respect to credit cards, checking accounts, collection and loan disputes;

·	lawsuits involving disputes related to contracts and instruments to which we are a party, including claims related to breach of contracts and foreign currency indexation;

·	civil lawsuits mainly from depositors and civil associations, including individual lawsuits and class actions, challenging monetary adjustments determined by government economic plans instituted to combat inflation during the 1980s and 1990s;

·	lawsuits relating to the privatization of Banespa;

·	class actions involving agreements and settlement of debts with the public sector; and

·	suits brought by employees, former employees, associations and unions relating to alleged labor rights violations.

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

As of December 31, 2016, our judicial and administrative proceedings classified as probable loss risk (tax, labor and civil) and legal obligation amounted to approximately R$13.4 billion and have been provisioned. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with our judicial and administrative proceedings. Our judicial and administrative proceedings classified as possible loss risk (tax, labor and civil) amounted to approximately R$19.9 billion.

Tax Litigation

We are a party to several tax-related lawsuits and judicial and administrative proceedings.

The main lawsuits related to tax legal obligations fully recognized as obligation are:

·	PIS/COFINS. We filed lawsuits seeking to invalidate the provisions of Law 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for non-financial institutions, PIS and COFINS were levied only on revenues from services and sale of goods. On April 23, 2015, the Supreme Court issued a decision, applicable solely to Santander Brasil, accepting jurisdiction over the appeal regarding PIS and rejecting jurisdiction over the appeal related to COFINS. The tax authorities appealed the decision of the Supreme Court related to COFINS and their appeal was denied on August 19, 2015. In respect of COFINS, the case is finished. The appeal related to PIS, as well as the appeals submitted by other companies in the group, are pending. As of December 31, 2016, such claims amounted to R$3,291 million and are fully provisioned.

·	Tax rate increase of CSLL. We filed for an injunction to avoid the increase in the CSLL tax rate established by Law 11,727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9.0%; however, this Law established a 15.0% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment. As of December 31, 2016, the amount related to this injunction totaled R$852 million, which is fully provisioned.

As of December 31, 2016, our probable loss risk for tax litigation amounted to approximately R$2.5 billion fully provisioned and our possible loss risk for tax litigation amounted to approximately R$18.6 billion.

The main judicial and administrative proceedings to which probable loss risk assessment relates are:

·	Equal tax treatment. We filed a lawsuit challenging the application of an increased Social Contribution on Net Income (Contribuição Social sobre o Lucro Líquido) or “CSLL” rate of 18.0% for financial institutions, applicable until 1998, compared to the CSLL rate of 8.0% for non-financial institutions on the basis of the constitutional principle of equal tax treatment. As of December 31, 2016, the amount related to this claim totaled R$54 million, which is fully provisioned.

·	Tax on services for financial institutions. Certain municipalities levy Service Tax (Imposto Sobre Serviços – ISS) on certain revenues derived from transactions not usually classified as the rendering of services. In such cases, we have argued in administrative and judicial proceedings against the payment of ISS. As of December 31, 2016, amounts related to these proceedings totaled R$621 million, which are fully provisioned.

·	Social security contribution. We are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions, as we believe that these benefits do not constitute salary. As of December 31, 2016, amounts related to these proceedings totaled R$266 million, which are fully provisioned.

·	Taxes on banking transactions. In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Santander Brasil. The tax assessments refer to the collection of CPMF (Contribuição Provisória sobre Movimentação Financeira) tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearance services provided by Santander Brasil to Santander DTVM in 2000, 2001 and 2002. Based on our tax advisors’ opinion, the procedures adopted by Santander DTVM were correct. Santander Brasil DTVM succeeded in the first instance in its proceeding before the tax appeals board, but this decision was overturned in the Superior Chamber of Tax Appeals, and we were found liable for the tax assessment. Both decisions were appealed before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or “CARF.” In June 2015, the CARF upheld the decision of the Superior Chamber of Tax Appeals. On July 3, 2015, Santander Brasil and Produban Serviços de Informática S.A. (current name of Santander DTVM) filed a lawsuit requesting the cancellation of both tax assessments and the amount as of December 31, 2016 totaled R$1,382 million. Based on the assessment of legal counsel, a provision of R$690 million was made to cover the probable risk of loss in these proceedings.

Contingent liabilities classified as possible risk of loss refer to judicial and administrative proceedings involving tax matters assessed by the management taking in account the advice of our legal counsels, as possible losses, which were not recognized as liabilities. The main lawsuits include:

·	Losses on loans. We have challenged the tax assessments issued by the Brazilian Federal Revenue Service claiming that our deduction of losses on loans from our corporate income tax (Imposto de Renda das Pessoas Jurídicas – IRPJ) and CSLL (Contribuição Social sobre o Lucro Líquido) bases have not met the relevant requirements under applicable law. As of December 31, 2016 the amount related to this challenge was approximately R$730 million.

·	Social Security Contribution – Profit Sharing Payments (Participação nos Lucros e Resultados, or “PLR”). We are involved in administrative and judicial proceedings arising from tax assessment with respect to the collection of social security contributions on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with law. We have appealed against these infraction notices, since we consider the tax treatment to be appropriate based on applicable law and the nature of the payments. As of December 31, 2016 amounts related to these infraction notices totaled approximately R$2,978 million.

·	IRPJ and CSLL – Capital Gain. The Brazilian Federal Revenue Service issued a tax assessment against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34.0% tax rate instead of 15.0%. The assessment was appealed at the administrative level based on our understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. The administrative process is set for trial. We are responsible for any adverse outcome in this process as a former controlling shareholder of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2016 the amount related to this proceeding was approximately R$279 million.

·	Goodwill amortization of the acquisition of Banco Real. In October 2014 the Brazilian Federal Revenue Service issued a tax assessment against Santander Brasil in the amount of R$1,063 billion, claiming income tax and social contribution relating to the 2009 tax year. The argument of the Brazilian Federal Revenue Service is that the amortization of goodwill arising before our merger with Banco Real cannot be deducted. On July 14, 2015, we obtained a judgment in our favor in the first instance. The Federal Revenue Service filed an ex officio appeal against the favorable decision granted to Santander Brasil. The CARF granted the appeal filed by the Federal Revenue Service. Santander Brasil filed a motion for clarification against this decision which is pending judgment. As of December 31, 2016 the amounts related to this proceeding totaled approximately R$1.2 billion. This case is classified as possible risk of loss concerning the amortization of goodwill and as remote loss in relation to the fine charged in the case.

·	Goodwill amortization of the acquisition of Banco Sudameris. In November 2014, we received a tax assessment of R$196 million related to the deduction of goodwill amortization relating to the acquisition of Banco Sudameris. In December 2012, we received a similar tax assessment in the amount of R$239 million relating to the fiscal years encompassing August 2007 to April 2009. We have appealed in both cases to the CARF. We consider our risk of loss in this case as possible. As of December 31, 2016 the amount related to this proceeding was approximately R$568 million.

Labor Litigation

Similar to many other Brazilian banks, we are party to lawsuits brought by labor unions, associations and individual employees seeking, in general, compensation for overtime work, lost wages and retiree complaints about pension benefits and other labor rights. We believe we have either paid or adequately provisioned for all such potential liabilities. In addition, we are defendants in labor lawsuits filed by third-party employees that rendered or render services to us through service providers. Brazilian courts understand that if a third-party service provider fails to pay its employee, the employee has the right to demand payment directly from the company to which it rendered its services. As of December 31, 2016, our probable loss risk of labor-related litigation amounted to R$3.1 billion, which amount has been provisioned. Our possible loss risk of labor-related litigation amounted to R$15 million.

Former employees of Banco do Estado de São Paulo S.A.:

·	A claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s by-laws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit during those years. Partial payments were made from 1996 to 2000, as approved by the board of directors. The relevant clause in the by-laws was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision with the High Employment Court (“TST”) and, subsequently, with the STF. The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and AFABESP. Only the appeal lodged by the bank has been allowed leave to proceed and will be decided upon by the STF in plenary session. The contingent liabilities are classified as possible risk of loss. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

·	A claim was filed in 2002 by AFABESP on behalf of its members requesting that certain pension supplements to which persons admitted to the relevant retirement plan prior to May 22, 1975 be adjusted pursuant to the IGP-DI index (Índice Geral de Preços - Disponibilidade Interna). The first instance judgment was favorable to the plaintiffs, requiring that the correction be made but only in the periods in which no other form of adjustment was applied. We and Banesprev have appealed this decision. The contingent liabilities are classified as possible risk of loss. The amount related to this action is not disclosed due to the current stage of the process and the possible impact that such disclosure may generate on the progress of the action.

Civil Litigation

We are a party to civil lawsuits claiming damages and other civil remedies. These disputes normally fall within one of the following categories typical for Brazilian banks: (i) actions requesting the review of contractual terms and conditions or seeking monetary adjustments, including the alleged effects of implementation of certain economic government plans (as described below); (ii) actions arising from loan agreements; (iii) execution actions; and (iv) actions seeking damages. As of December 31, 2016, our probable loss risk in connection with civil litigation liabilities amounted to R$1.8 billion, which has been provisioned in full and our possible loss risk in connection with civil litigation liabilities amounted to R$1.2 billion. For civil lawsuits considered to be common and similar in nature, the provisions are recorded based on statistically averaged previous payments, and on the legal counsel’s evaluation of success. Provisions for other lawsuits are determined individually on a case-by-case basis.

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

Insilene Indústria de Silenciosos do Nordeste Ltda.

This is a judicial claim filed against our wholly-owned subsidiary Bandepe S.A. Bank (“Bandepe”) in connection with a loan agreement entered into between Bandepe and Insilene Indústria de Silenciosos do Nordeste Ltda. (“Insilene”). According to the complaint, Bandepe never provided the loan established on the agreement, which led Insilene to bankruptcy. In this judicial process, the judge ruled in favor of Insilene and such decision already became unappealable. The proceeding is in its liquidation phase, and there is disagreement between Bandepe and Insilene regarding the value to be paid. The Court of Justice of the State of Pernambuco approved the amount indicated in the expert's report and denied the calculation criteria sustained by Bandepe. However, in light of the criteria used by the expert in its calculations, the controversy was referred to the STJ to review the prior judicial decision. Such court’s decision has not been issued as of the date of this report. We estimate the risk of loss as possible.

Fundo de Investimento em Direitos Creditórios Trendbank Banco de Fomento – Multisetorial.

A legal proceeding was filed against us in connection with the provision of custody services to Fundo de Investimento em Direitos Creditórios Trendbank Banco de Fomento – Multisetorial (the “Fund”) related to the acquisition of fake or defective bonds. In a decision by the first instance court, the case was dismissed in relation to us on the grounds that the custodian could not be held responsible for the acquisition of bonds. The procedure will continue in relation to other defendants. The Fund may file an appeal against the first instance court’s decision to the Court of Justice of the State of São Paulo. We estimate the risk of loss as possible.

Camargo Corrêa S.A. and Camargo Corrêa Administração e Participações Ltda.

We filed a judicial proceeding along with certain affiliates of ours against Camargo Corrêa S.A. and Camargo Corrêa Administração e Participações Ltda. (“Camargo Corrêa”) in connection with the association agreement entered into for the implementation of the control and administration of Banco Geral do Comércio S.A. (“BGC”) and its affiliates (“Association Agreement”). Under this proceeding the plaintiffs seek compensation for damages arising from obligations originated from events which took place before the signature of the Association Agreement which only were revealed to the parties after the implementation of the terms of such agreement and we (along with our affiliates) assumed BGC’s management. In response, Camargo Corrêa filed a counterclaim arguing to be our creditor. The judge ruled partially against our affiliates and us. In an appeal decision, the Court of Justice of the State of São Paulo (TJSP) reversed the decision in full, following grounds and granting the compensation claimed by us and our affiliates. We estimate the risk of loss as possible.

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

In December 2008, the Brazilian Federal Revenue Service issued a tax assessment against us in the total amount of R$3.9 billion with respect to IRPJ and CSLL related to 2002 to 2004. The tax authorities assert that we did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. On October 21, 2011 an unanimous decision of CARF was handed down to cancel the tax assessments corresponding to fiscal years 2002 to 2004. The Brazilian Federal Revenue Service appealed to the Câmara Superior de Recursos Fiscais with respect to the merits but not due to the fine, and the 2002 fiscal year which was already being prescribed. Because of these two items, the assessment was reduced to R$1.8 billion. In June 2010, the Brazilian Federal Revenue Service issued other infraction notices in the total amount of R$1.4 billion, based on the same concepts as the previous notice, with respect to IRPJ and CSLL related to 2005 to 2007. In these cases, Santander Brasil was not granted a favorable decision, and it has been appealed on its merits, though there was a reduction in the fine of R$367 million, and the assessment was reduced to R$984 million. As of December 2013, the Brazilian Federal Revenue Service issued another infraction notice, in the total amount of R$344 million with respect to income tax and social contribution related to 2008. Santander Brasil challenged this tax assessment and was granted a favorable decision in the first instance. The tax authority has appealed the decision, which is pending final judgment. In accordance with the advice of our external legal counsel, we believe that the Brazilian Federal Revenue Service’s position is incorrect, and that the risk of loss is remote. We did not record any provision since this issue should not have an impact on our consolidated financial statements.

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

On October 10, 2016, after an inspection conducted in rural properties located in the State of Mato Grosso, the Brazilian Environment Authority (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or IBAMA, filed an Infraction Notice against the Company based on the ground of financing of corn in an embargoed area. The fine amount was established in an amount of R$47.5 million (approximately US$ 15 million). According to IBAMA, financing seed production on embargoed areas is considered an environmental infraction due to potential environmental damage resulting therefrom. We filed an administrative defense on November 9, 2016, stating that we had not financed production on embargoed area, since the financing agreement with the property owner had no connection with production of seeds. As a consequence of the filing of the administrative defense, the enforceability of the fine is suspended. Although we believe we have presented valid arguments, our risk assessment is probable loss in the administrative proceeding. If we were to lose the administrative proceeding, we may seek review of the administrative finding by a court in a future lawsuit.

On December 8, 2016, the General Superintendency of the Brazilian Anti-Trust Authority (Superintendencia Geral do Conselho Administrativo de Defesa Econômica), or “CADE,” began an investigation into alleged anticompetitive conduct in the real onshore foreign exchange market. The investigation concerns 11 financial institutions, including Santander Brasil, and 19 individuals active in the Brazilian foreign exchange market between 2009 and 2012. Santander Brasil is monitoring the investigations but is not aware of any evidence that it was involved in the alleged conduct. Santander Brasil expects that these investigations will not have an adverse impact on it.

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

The depositary is the registered owner of the units underlying the ADRs on the records of the registrar. Such units are held since December 13, 2016 by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. in Brazil, acting as the custodian and agent for the depositary for our ADRs.

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

The following table sets forth the amounts available for distribution as dividends based on the Brazilian GAAP calculation of net income. The reconciliation of net income under Brazilian GAAP to net income under IFRS is presented in note 45 of our audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014.

	For the year ended December 31,
	2016	2015	2014
	(in millions of R$)
Net Income under Brazilian GAAP	5,522	6,983	2,153
(-) Legal Reserve	276	349	108
(=) Amounts Available for distribution	5,246	6,634	2,045
Mandatory Dividends – 25.0%	1,312	1,658	511
Interest on Shareholder’s Equity	3,850	1,400	690
Dividends	1,400	4,800	840
Total (Interest on Shareholder’s Equity and Dividends)	5,250	6,200	1,530
Dividends distributed in excess of the Mandatory Dividend	3,938	4,542	1,019

History of Payment of Dividends and Interest Attributable to Shareholders’ Equity

In 2016, we declared dividends and interest on shareholders’ equity in the gross amount of R$5,250 million, R$500 million of which was paid on August 26, 2016, and R$4,750 million which was paid on February 23, 2017.

The table below shows the amounts paid to our shareholders in the periods indicated.

	For the year ended December 31,
	2016	2015	2014	2013	2012
	(in millions of R$, except per share figures)
Dividends	1,400	4,800	840	2,100	1,650
Interest attributable to shareholders’ equity	3,850	1,400	690	300	1,020
Total	5,250	6,200	1,530	2,400	2,670
Dividends and interest on capital per 1,000 shares
Common shares	666.21	784.90	193.26	302.15	335.73
Preferred shares	732.83	863.39	212.59	332.36	369.30

8B.	Significant Changes

There has been no significant change since the date of our last audited financial statements.

ITEM 9. THE OFFER AND LISTING

9A.	Offering and Listing Details

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

On October 30, 2014, the Brazilian Exchange Offer and U.S. the Exchange Offer were concluded. As a result of these offers, the Santander Group’s shareholding increased to 88.3% of our total share capital (not including the shares held by Banco Madesant - Sociedade Unipessoal). Also as a result of the offer in Brazil, our Units were delisted from Level 2 Segment and are now traded at the basic listing segment of BM&FBOVESPA.

The following table shows our outstanding publicly traded common shares and preferred shares as of December 31, 2016:

Free Float	BM&FBOVESPA	NYSE
Common shares	146,175,156	236,064,489
Preferred shares	173,979,571	236,064,489
Total	320,154,727	472,128,978

Units, Common and Preferred Shares traded on BM&FBOVESPA

The table below sets forth the high, low and last daily sales prices in reais for our shares on the BM&FBOVESPA for the periods indicated.

	Reais per share – SANB3 (Common Shares)
	High	Low	Last
2012 Annual	0.20	0.13	0.15
2013 Annual	0.16	0.11	0.14
2014 Annual(1)	8.50	0.10	6.70
2015 Annual	10.80	6.10	8.83
1st Quarter	8.21	6.10	7.75
2nd Quarter	10.80	7.80	9.40
3rd Quarter	10.08	6.40	6.50
4th Quarter	8.99	6.50	8.83
2016 Annual	19.46	6.60	19.36
1st Quarter	10.13	6.60	9.31
2nd Quarter	11.42	8.75	9.90
3rd Quarter	14.20	9.61	13.51
4th Quarter	19.46	12.90	19.36
LAST 6 MONTHS	22.92	12.90	20.11
October 2016	16.80	12.90	16.63
November 2016	19.16	13.95	17.50
December 2016	19.46	15.35	19.36
January 2017	21.10	18.61	20.25
February 2017	22.92	20.05	21.40
March 2017 (through March 24, 2017)	22.02	18.00	20.11

(1)	On June 2, 2014, we carried out a reverse share split of the totality of our issued share capital at rate of 55:1 for each of our common and preferred shares.

	Reais per share – SANB4 (Preferred Shares)
	High	Low	Last
2012 Annual	0.18	0.13	0.13
2013 Annual	0.16	0.11	0.14
2014 Annual(1)	8.18	0.10	6.02
2015 Annual	7.92	5.52	7.23
1st Quarter	6.75	5.80	6.15
2nd Quarter	7.89	6.10	7.40
3rd Quarter	7.80	5.52	5.89
4th Quarter	7.92	5.80	7.23
2016 Annual	10.59	5.40	10.05
1st Quarter	8.00	5.40	7.40

	Reais per share – SANB4 (Preferred Shares)
	High	Low	Last
2nd Quarter	8.27	7.20	8.09
3rd Quarter	9.64	7.86	8.53
4th Quarter	10.59	8.57	10.05
LAST 6 MONTHS	13.79	8.57	12.41
October 2016	9.24	8.57	9.18
November 2016	10.59	9.00	10.15
December 2016	10.42	8.89	10.05
January 2017	11.60	9.31	11.15
February 2017	13.79	11.00	13.15
March 2017 (through March 24, 2017)	13.50	11.72	12.41

(1)	On June 2, 2014, as part of our plan to optimize our capital, we carried out a reverse share split of the totality of our issued share capital at rate of 55:1 for each of our common and preferred shares.

	BM&FBOVESPA Units – SANB11
	High	Low	Last
	R$ per share
2012 Annual	19.70	13.59	14.97
2013 Annual	16.07	12.64	13.98
2014 Annual	16.49	10.84	13.46
2015 Annual	17.99	12.21	16.04
1st Quarter	14.82	12.21	14.07
2nd Quarter	17.99	14.13	16.92
3rd Quarter	17.69	12.31	12.61
4th Quarter	16.85	12.62	16.04
2016 Annual	29.80	12.33	29.53
1st Quarter	18.63	12.33	16.95
2nd Quarter	19.46	16.53	18.18
3rd Quarter	23.45	17.74	22.00
4th Quarter	29.80	21.80	29.53
LAST 6 MONTHS	36.13	21.80	32.65
October 2016	26.35	21.80	26.30
November 2016	29.47	24.33	28.16
December 2016	29.80	25.15	29.53
January 2017	32.69	28.60	31.31
February 2017	36.13	31.19	34.36
March 2017 (through March 24, 2017)	35.09	30.16	32.65

For information on the rights attaching to our common shares and to our preferred shares, please see “Item 10. Additional Information—B. By-Laws—Rights of Common Shares and Preferred Shares.”

ADRs traded on NYSE

Our ADRs have been listed and traded on the NYSE since October 7, 2009. Our Units abroad, including in the form of ADRs representing ADSs are registered with the SEC under the Exchange Act.

The deposit agreement, pursuant to which ADRs have been issued is between us and The Bank of New York Mellon, as depositary, and the holders from time to time of ADRs. For further information on our arrangements with The Bank of New York Mellon, please see “Item 12. Description of Securities other than Equity Securities—D. American Depositary Receipts.”

Since certain of our shares and our ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

	NYSE ADR – BSBR
	High	Low	Last
	U.S.$ per ADR
2012 Annual	11.30	6.56	7.28
2013 Annual	8.08	5.71	5.97
2014 Annual	7.18	4.48	5.02
2015 Annual	5.98	2.96	3.89
1st Quarter	5.28	4.05	4.41
2nd Quarter	5.98	4.52	5.44
3rd Quarter	5.65	2.96	3.15
4th Quarter	4.35	3.10	3.89
2016 Annual	9.12	3.02	8.89
1st Quarter	4.93	3.02	4.65
2nd Quarter	5.74	4.41	5.70
3rd Quarter	7.19	5.33	6.70
4th Quarter	9.12	6.66	8.89
LAST 6 MONTHS	11.75	6.66	10.37
October 2016	8.20	6.66	8.18
November 2016	8.77	6.97	8.25
December 2016	9.12	7.43	8.89
January 2017	10.15	8.98	9.91
February 2017	11.75	9.99	10.96
March 2017 (through March 24, 2017)	11.28	9.71	10.37

9B.	Plan of Distribution

Not applicable.

9C.	Markets

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

Our Units were initially listed on the Level 2 Segment. However, as a result of the Brazilian Exchange Offer and the U.S. Exchange Offer launched by Santander Spain in Brazil for the acquisition of our shares, our Units were delisted from Level 2 Segment and are now traded at the basic listing segment of BM&FBOVESPA.

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

In 2016, the Brazilian Code of Corporate Governance for Publicly-held Companies (Código Brasileiro de Governança Corporativa – Companhias Abertas), or the “Governance Code,” was published by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa). The Governance Code sets forth corporate governance related principles, guidelines and actions applicable for publicly-held companies and establishes a “comply or explain” enforcement model. In December 2016, the CVM began a public consultation regarding a draft of a new set of rules to implement the Governance Code.

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

Since March 30, 2015, portfolio investments are regulated by CMN Resolution 4,373, of September 29, 2014 (“CMN Resolution 4,373”), which revoked CMN Resolution 2,689, of January 26, 2000, which had been in force for about 15 years.

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

Since March 30, 2015, CMN Resolution 4,373 also deals with investments of foreign capitals in Brazil through Depositary Receipts (“DRs”), and revoked the former rule (CMN Resolution 1,927 of May 18, 1992).

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

We describe below a summary of the important provisions of our By-Laws and of the corporate and Brazilian capital markets legislation and regulations. This description is not intended to be exhaustive. It is based on our By-Laws (an English translation of which is attached as an exhibit to this annual report), as well as on the legislation and regulations applicable to companies and the Brazilian capital market currently in effect.

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

In addition to these provisions, Article 10 of our By-Laws provides that board members and officers are forbidden to be involved in the analysis, approval or settlement of business deals or loans relating to a company where (i) they hold more than five percent (5%) of the capital stock as partners or shareholders, or where they are members of the management, or (ii) had been members within a period of up to six (6) months before their appointment. Finally, our policy for transactions with related parties also sets forth procedures to be followed by managers involved in such transactions, and when other potential conflicts of interest may arise.

Rights of Common Shares and Preferred Shares

Each common share gives its holder the right to a vote at general meetings. In their turn, the preferred shares do not grant voting rights in our shareholders’ general meetings, except as related to the following matters:

·	change of corporate status, merger, consolidation or spin-off;

·	approval of agreements entered into between us and our controlling shareholder, directly or indirectly, and agreements with other companies in which our controlling shareholder has an interest, whenever the law or the By-Laws provide that they must be approved at a shareholders’ general meeting; and

·	the appraisal of assets to be contributed to increase our capital stock.

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

The holders of preferred shares are entitled to the following rights according to our By-Laws:

·	dividends and interest on shareholders’ own equity in an amount 10% higher than those attributed to common shares, as well as priority in the distribution;

·	participation on equal terms with the common shares conditions, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of accrued income, reserves or any other resources;

·	priority in reimbursement of capital, without payment of premium, in the case of liquidation; and

·	tag-along rights in the event of a change in our control, under the same terms and conditions extended to our controlling shareholders.

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

Brazilian Corporate Law also sets forth that the following shareholders’ rights cannot be repealed by our By-Laws or decisions made at shareholders’ meetings:

·	the right to vote at general meetings, in the case of holders of common shares;

·	the right to share in the distribution of dividends and interest on shareholders’ equity, and to share in the surplus assets in the event of our liquidation;

·	preemptive rights in subscribing for shares or convertible securities in specific circumstances;

·	the right to monitor the management; and

·	the right of withdrawal in the circumstances established by law, including our consolidation, merger and spin-off.

Description of Units

The Units are share deposit certificates, each representing one common share and one preferred share, all of them free and unencumbered. The shares represented by the Units shall be registered in a trust account as linked to the Units, and ownership can only be transferred by means of a transfer of the corresponding Units, upon written instructions from the holder. Earnings from the Units and the amount received in the case of redemption or repayment shall only be paid to the holder of the Units registered in the books of the custodian.

None of the shares underlying the Units, the earnings thereon or the corresponding redemption or repayment amounts may be pledged, encumbered or in any other way given in guarantee by the holder of the Units, nor may they be subject to attachment (penhora), seizure (arresto), impounding (sequestro), search and apprehension (busca e apreensão), or to any other lien or encumbrance.

The Units are held by us (except units that underlie the ADSs which are held by our affiliate, Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.), as the custodian, in book-entry form in an account opened in the holder’s name and the transfer of ownership is effected by debiting the seller’s Unit account and crediting the buyer’s Unit account according to a written transfer order issued by the seller or a court authorization or transfer order delivered to the custodian. The custodian will retain all the written transfer orders sent by the holders of the Units, as well as the court authorizations or transfer orders. Dividends, interest on shareholders’ equity and/or cash bonuses shall be paid to the custodian and the custodian shall then transfer the amount to the custody agents for payment to the Unit holders. The pledge, usufruct, right of succession, fiduciary transfer in guarantee and any other conditions, onus or encumbrances on the Units must be registered in the custodian’s records, as well as noted in the corresponding statement of account of Units.

The custodian shall provide Unit holders with a statement of account at the end of each month in which there is movement and, even if there is no movement, at least once a year. The statement shall show the date and place of issue, the name and details of the holder of the Unit account, an indication that it is a statement of Unit account, details of the shares deposited, a statement that the shares deposited, their earnings and any amounts received in the event of redemption or repayment shall only be paid to the holder of the Unit account or to the holder’s order in writing, our charge for the deposit, if any, and the addresses where Unit holders may obtain assistance.

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

The following rules apply to the exercise of the rights granted to the shares represented by Units:

·	Dividends and share redemption or repayment amounts delivered to us, as depository of the shares, shall be paid by us to the Unit holder;

·	Only the Unit holder shall have the right to attend our general meetings and to exercise all of the prerogatives conferred on our shareholders by the shares represented by the Units;

·	In the event of a stock split, cancellation or reverse stock split or new issuances of shares by us while the Units are in existence, the following rules will be observed:

(1)   In the event there is a change in the number of shares represented by Units as a result of a reverse stock split or cancellation of shares, we will debit from the Unit accounts the number of cancelled shares of each Unit holder and proceed with the automatic cancelation of Units, observing the ratio of one common share and one preferred share issued by us to each Unit. We will deliver to the shareholders those shares that are insufficient to constitute a Unit in the form of shares, rather than Units; and

(2)   In the event there is a change in the number of shares represented by the Units as a result of a stock split or new issuances of shares, the custodian will register the deposit of the new shares and issue new Units, registering them in the accounts of their respective holders, so as to reflect the new number of shares held by unit holders, maintaining a ratio of one common share and one preferred share issued by us and represented by Units, and will deliver to holders those shares that are insufficient to constitute a Unit in the form of shares rather than Units;

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

Call Notice of our Shareholders’ General Meetings

The Brazilian Corporate Law requires all general meetings to be called by a minimum of three entries in the Official Gazette of the State of São Paulo and in another mass circulation newspaper in São Paulo, where the BM&FBOVESPA is located. Our call notices of meetings are currently published in the Official Gazette of the State of São Paulo, the official journal of São Paulo state, and in the Valor Econômico newspaper. The first call must be published not more than 30 days before the date of the meeting, and the second call not more than eight days in advance. However, in certain circumstances, at the request of any shareholder, the CVM may (i) after consulting us, require the shareholders’ meeting to be postponed and held 30 days after the first call; and/or (ii) suspend for up to 15 days the advance notice required for an extraordinary general meeting, to give the shareholder time to understand and analyze the proposals to be voted on at the meeting. The call notices must give full details of the agenda for the meeting (the term “general matters” being prohibited) and the adequate supporting documents must be available to the public on the CVM’s website from the date of publication of the first call.

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

Responsibility for Calling General Meetings

It is usually the responsibility of our board of directors to call a general meeting, provided that such meetings may also be called by the following persons or bodies: (i) any shareholder, when our directors fail to call a meeting within 60 days of the date required by law or by our By-Laws; (ii) shareholders representing a minimum of 5% of our capital stock, if our managers fail to call a meeting, within eight days, in response to a justified request submitting matters to be discussed; (iii) shareholders representing a minimum of 5% of our capital stock, if our board of directors fail to call a meeting intended to install a fiscal council, within eight days of the request being made; and (iv) the fiscal council (if already installed), if our board of directors fails to call the annual general meeting; and the fiscal council can also call an extraordinary general meeting whenever there are serious or urgent reasons.

Conditions for Admission to a General Shareholders’ Meetings

Shareholders attending general meetings must prove that they are the holders of shares with voting rights, as set forth in the Brazilian Corporate Law. Our shareholders may be represented by a proxy (including a public proxy in accordance with CVM Instruction 481, of December 17, 2009, as amended), appointed not more than one year before the date of the meeting, and this representative must be a shareholder, a manager, a lawyer or, in the case of a publicly-held company, as ours is, a financial institution. Investment funds may be represented by their respective administrators.

Remote Voting

The CVM has enacted a regulation which establishes rules for remote participation and voting in general meetings of publicly-held companies. The mandatory applicability of this rule was postponed by a decision of the CVM in late 2015, and remained optional throughout 2016.

From January 1, 2017 the rule became applicable to all publicly-held companies that on April 9, 2015 had at least one type or class of share listed included in either the IBrX-100 or the IBOVESPA indices, as is our case. Accordingly, as from 2017 we will have in place the necessary structure to allow our shareholders to participate and vote remotely at general meetings. For this purpose, our shareholders must follow the voting procedures disclosed by us in the call notice for the relevant general meeting to transfer the voting pronouncements including by contacting either us or the custodians (whom will be responsible for transferring the voting pronouncements to us), pursuant to the terms of the applicable regulation.

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

Our policy also establishes that our controlling shareholders, officers, and members of our board of directors, members of our fiscal council (when there is an active one) and members of any other bodies with technical or consulting functions created by a provision in the By-Laws, shall not trade securities issued by us or their respective derivatives on the same day that we, our controlled or associated companies or any other company under their common control are selling shares held in treasury or purchasing shares to be held in treasury, or while holding open orders to deal in our shares. However, such prohibition shall not apply if the acquisition or sale of our shares by us has the specific purpose of making feasible the management of risk arising out of our activities as market maker of certain funds indexes.

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

The Brazilian Corporate Law also provides that a spin-off of a company shall entitle its shareholders to withdraw only if it results in: (i) a change in the corporate purpose, unless the assets spun off are transferred to a company whose principal activity coincides with the business purpose of spun-off company; (ii) a reduction in the mandatory dividend; or (iii) becoming part of a group of companies, as defined in the Brazilian Corporate Law. Besides, in the event of a consolidation or merger of us into another company, or when we become part of a group of companies (as defined in the Brazilian Corporate Law), our shareholders will not be entitled to withdraw from our company if the shares of such companies (a) are liquid, i.e., are listed on the BM&FBOVESPA general index or on any other Stock Exchange index, as defined by the CVM, and (b) are widely held, such that our controlling shareholders or other companies under common control hold less than half the shares of the type or class to which the right of withdrawal corresponds. The right of withdrawal must be exercised within 30 days of publication of the minutes of the general meeting resolving on the matter that gave rise to such right. Furthermore, we have the right to reconsider any resolution that has given rise to a right of withdrawal, during the ten days following the end of the period for exercising the right, if we consider that the payment of the price for buying out dissident shareholders would put our financial stability at risk.

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

On November 3, 2016, our board of directors approved the Unit repurchase program to cover the acquisition of up to 38,042,972 Units, representing 38,042,972 common shares and 38,042,972 preferred shares or ADRs by us or our branch in Cayman, corresponding to approximately 1.02% of the totality of our corporate capital. The repurchase program ends on November 3, 2017.

On December 14, 2015, our shareholders approved the cancellation of 37,757,908 shares held in treasury, representing 18,878,954 common shares and 18,878,954 preferred shares. Such treasury shares corresponded, as of that date, to approximately 53.9% of the totality of the shares then held in treasury. As a result, as of December 31, 2016 (and 2015), we held 51,571,846 (40,435,466) shares in treasury, of which 25,785,923 (20,217,733) were common shares and 25,785,923 (20,217,733) were preferred shares.

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

According to CVM Instruction 480 of December 7, 2009, as amended, the reference form (formulário de referência) must be filed with the CVM annually, within five months of the closing date of the reporting period, in the form established by the regulation. The reference form (formulário de referência) shall be updated prior to a public offer, as well as upon the occurrence of certain events determined by the regulation that alter the information described therein, within 7 business days of the date of the respective change. This document contains complete information regarding us including, in general, the matters addressed in this annual report.

CVM Instruction 457 of July 13, 2007, as amended (“CVM Instruction 457”) provides that we are also subject to the disclosure of our consolidated financial statements based on the International Financial Reporting Standards, or IFRS, within four months of the end of each reporting period. The financial statements mentioned by CVM Instruction 457 must be disclosed in their entirety, together with (i) the management report, (ii) explanatory note expressly stating without reservation that the consolidated financial statements are in accordance with IFRS as issued by the IASB and Brazilian GAAP, and (iii) the opinion of the independent auditors. Within 15 days following the term established by Brazilian law for disclosure of our quarterly information, we must: (i) disclose our full quarterly information translated into the English language; or (ii) disclose our financial statements or consolidated financial statements in accordance with IFRS as issued by the IASB, accompanied by the independent auditors’ review report.

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

Foreign Investment in Brazil

Foreign Direct Investment

Foreign Direct Investment in Brazil is regulated by Law 4,131 and Law 4,390, enacted on September 3, 1962 and August 29, 1964, respectively, as amended. A foreign direct investor under Law 4,131/62 must:

·	register as a foreign direct investor with the Brazilian Central Bank;

·	obtain a taxpayer identification number from the Brazilian tax authorities;

·	appoint a tax representative in Brazil; and

·	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporate Law.

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

Since March 30, 2015, portfolio investments are regulated by CMN Resolution 4,373, which revoked the former rule (CMN Resolution 2,689, of January 26, 2000) which had been in force for about 15 years.

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

Under CMN Resolution 4,373, an investor residing outside Brazil must:

·	appoint at least one financial institution or an institution authorized to operate by the Brazilian Central Bank as representative in Brazil that will be responsible for complying with the registration and reporting requirements and reporting procedures of the Brazilian Central Bank and the CVM;

·	register as a foreign investor with the CVM;

·	appoint one or more custodians authorized by CVM;

·	register the foreign investment with the Brazilian Central Bank;

·	appoint a tax representative in Brazil; and

·	obtain a taxpayer identification number from the Brazilian federal tax authorities.

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

Brazilian Tax Considerations

The following discussion is a summary of the Brazilian tax considerations relating to the acquisition, exchange, ownership and disposition of units or ADRs by a Non-Resident Holder. The discussion is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differences of interpretation. Any change in such law may change the consequences described below.

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

Interest Attributable to Shareholders’ Equity

Law 9,249, dated December 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on net equity and to treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, subject to the limits described below. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the Long-Term Interest Rate (Taxa de Juros de Longo Prazo – TJLP), as determined by the Brazilian Central Bank from time to time, and the amount of this deductible expense may not exceed the greater of:

·	50.0% of the net income (after the deduction of social contribution on net profit but before taking into account allowances for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; and

·	50.0% of our accumulated profits.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15.0%, or 25.0% for individuals or entities residing in a “Tax Haven.” According to Brazilian legislation, a “Tax Haven” jurisdiction is one in which there is no income taxation or where the local income tax rate is generally applied at rates under 20%. Ordinance 488 dated December 12, 2014, provided for the possibility of that 20% threshold being reduced to 17% if the corresponding jurisdictions are aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities, or where local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership. These payments may be included, at their net value, as part of any mandatory dividend, as discussed above under “—Dividend Policy.”

Distributions of interest on shareholders’ equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, if the investment is registered with the Brazilian Central Bank.

Capital Gains

(i)   Taxation of Capital Gain Earned in the Country in a Transaction Not Carried Out on the Brazilian Stock Exchange (Or Similar Exchange)

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

Historically, the income tax on these gains had to be withheld at source and the tax rate would vary depending on the domicile of the Non-Resident Holder:

·	If the Non-Resident Holder is not located in a Tax Haven, the tax rate will be 15.0%;

·	If the Non-Resident Holder is located in a Tax Haven, the tax rate will be 25.0%.

·	However, on September 22, 2015, the Brazilian federal government enacted PMP 692, converted into Law 13,259/16, which introduced the application of progressive tax rates for income taxation over capital gains recognized by Brazilian individuals and Non-Resident Holders on the disposition of assets in general. Under Law 13,259/16, the income tax rates applicable to capital gains realized by these investors would be: (i) 15% for the part of the gains up to R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the part of the gain that exceeds R$30 million.

·	The provisions of Law 13,259/16 apply to Non Resident Holders pursuant to CMN Resolution 4,373, provided such Non Resident Holders are not located in a Tax Haven. However, Non Resident Holders (whether they are considered to be Non-Resident Holders as a result of CMN Resolution 4373 or otherwise) located in a Tax Haven are subject to a specific tax regulation and will continue to be taxed at a rate of 25.0%.

·	Pursuant to article 5 of Law 13,259/16, the new progressive rates regime for income tax assessment on capital gains would apply to transactions carried out as of January 1, 2016. As a result, although there could be a risk of Brazilian tax authorities attempting to apply the new progressive rates regime of Law 13,259/16 for capital gains arising out of transactions executed as of January 1, 2016, since MP 692 was not converted into law until the end of 2015, based on the constitutional principles governing the income tax in Brazil, there are solid grounds to sustain that its provisions should only apply for transactions carried out as of January 1, 2017, an understanding which has been formally ratified by Interpretative Declaratory Act No. 3/2016 issued by the Brazilian tax authorities.

The tax must be withheld and paid by the buyer or, in cases where the buyer and seller are domiciled abroad, a legal representative of buyer shall be designated for the payment of the tax.

(ii)   Taxation of the Capital Gains Earned in the Country in a Transaction Carried Out on the Brazilian Stock Exchange (Or Similar Exchange)

There could also be the levy of income tax on net gains earned by a Non-Resident Holder on the disposition of units sold on the Brazilian stock exchange, commodities or futures exchange (or similar exchange). The tax rate will vary according to the type of investment registration made by the Non-Resident Holder at the Brazilian Central Bank, as well as the location of the beneficiary:

·	Capital gains earned by a Non-Resident Holder who (i) has its investment registered in Brazil with the Brazilian Central Bank under the rules of CMN Resolution 4,373 (“Registered Holder”) and (ii) is not a Tax Haven resident are exempt from income tax; and

·	Capital gains earned by a Non-Resident Holder who is not a Registered Holder or is a Tax Haven resident (Registered Holder or not) are currently subject to income tax at a rate of 15.0%. In this case, withholding income tax of 0.005% will be levied by the intermediary institution (that is, a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against the 15.0% income tax due on the capital gain, which will be paid by the Non-Resident Holder’s tax representative in Brazil.

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

(iii)   Capital Reduction

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

As mentioned above, in this case, as from January 1, 2017, although subject to interpretation, in the case of Non-Resident Holders carrying out investments pursuant to CMN Resolution 4,373, it is possible to sustain that the income tax should not apply at progressive rates under Law 13,259/16. Moreover, Non-Resident Holders located in a Tax Haven jurisdiction are subject to a specific tax regulation and remain taxed to a tax rate of 25.0%.

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

Gains on the exchange of ADRs for units

Non-Resident Holders may exchange ADRs for the underlying units, sell the units on the Brazilian stock exchange and the sale proceeds may be remitted abroad. As a general rule, the exchange of ADRs for shares is not subject to income taxation in Brazil.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of ADRs or units, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. This summary does not address “Medicare contribution tax” consequences and applies only to U.S. Holders (as defined below) that hold ADRs or units as capital assets for U.S. federal income tax purposes and does not address special classes of holders, such as:

i.	certain financial institutions;

ii.	insurance companies;

iii.	dealers and traders in securities that use a mark-to-market method of tax accounting;

iv.	persons holding ADRs or units as part of a hedge, “straddle,” conversion transaction or integrated transaction;

v.	holders whose “functional currency” is not the U.S. dollar;

vi.	holders liable for the alternative minimum tax;

vii.	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

viii.	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

ix.	holders that own or are deemed to own 10% or more of our voting shares;

x.	persons holding ADRs or units in connection with a trade or business conducted outside the United States; and

xi	persons who acquired ADRs or units pursuant to the exercise of an employee stock option or otherwise as compensation.

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

Subject to applicable limitations (including the requirement that the ADRs be readily tradable on an established securities market in the United States), the discussion above regarding concerns expressed by the U.S. Treasury and the discussion of the passive foreign investment company rules below, under current law, dividends paid with respect to our ADRs to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain. Non-corporate U.S. Holders should consult their tax advisors regarding the availability of these favorable rates in their particular circumstances.

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

Because a U.S. Holder’s gains from the sale or exchange of ADRs or units will generally be treated as U.S. source income, the limitation described above may preclude a U.S. Holder from claiming a credit for all or a portion of the foreign taxes imposed on any such gains. U.S. Holders should consult their tax advisors as to whether these Brazilian taxes may be creditable against the U.S. Holder’s U.S. federal income tax liability on foreign-source income from other sources. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Brazilian income taxes in computing taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury Regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, we believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended December 31, 2016. However, because the proposed Treasury Regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25.0% interest), and the nature of our activities.

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

If we were to be treated as a PFIC in any taxable year in which a U.S. holder held units or ADRs, a U.S. holder would generally be required to file IRS Form 8621 with its annual U.S. federal income tax returns, subject to certain exceptions.

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

Certain U.S. Holders who are individuals (and specified entities that are formed or availed of for purposes of holding certain foreign financial assets) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. entity, subject to certain exceptions (including an exception for publicly traded stock and interests held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this requirement on the ownership and disposition of ADRs or units.

FATCA

The United States has enacted legislation, commonly referred to as “FATCA,” that generally imposes a reporting and withholding regime with respect to certain U.S. source payments (including interest and dividends), and, beginning January 1, 2019, to gross proceeds from the disposition of property that can produce U.S. source interest and dividends and certain payments made by entities that are classified as financial institutions under FATCA. The United States has entered into an intergovernmental agreement regarding the implementation of FATCA with Brazil (the “IGA”). For further information see “Item 4. Information on the Company—B. Business Overview—Other Applicable Laws and Regulations—FATCA,” above. Under the current terms and conditions of the IGA, we do not expect payments made on or with respect to the ADRs or units to be subject to withholding under FATCA. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the ADRs or units in the future. Prospective investors should consult their own tax advisors regarding the potential application of FATCA.

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

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Committee	Responsibilities	Members	Meeting Frequency
Executive Risk Committee	· Apply the Group’s risk policies locally in a manner compatible with the objectives of the business areas.	CEO	Weekly

· Approves the risk appetite that will be proposed to the board of directors of Santander Brasil;

Executive Vice Presidents (Risks; Legal; Wealth and specialized business; GCB and Corporate) that are member of the Santander executive committee.

Executive Superintendent Global Corporate Banking & Corporate

	· Manage exposures from different clients, economic sectors and types of risks, including, among others, the following functions:	Executive Superintendent of Financial Management

	· Approve risk, including among others, fixed and variable income securing, customer limits and limits / products for Treasury, asset and liability committee, restructuring proposals and payment arrangements;	Ad hoc Members: Director for Risks Retail Director for business Retail Executive Vice President CFO Executive Vice President for Finance, Strategy and Corporate Affairs.

· Handle general issues related to market risk, cross-border limits, country risk, global banking operations, enterprises and retail clients;

· Adopt and, if necessary, validate, portfolio sales or individual asset-credits;

· Approve internal risk regulations;

· Approve changes in risk policies with an impact on revenue, margin or provision expenses on the Strategic Business Plan as well as on any related matters;

Committee	Responsibilities	Members	Meeting Frequency
· Authorize management tools, improvement initiatives, follow up on projects and any other relevant activities related to risk management;

· Approve policies and standards for methodologies and their internal validations;

· Gather knowledge and take the necessary measures regarding risk to comply with the recommendations and directions issued by supervisory authorities in the exercise of its functions and the internal audit of the Bank;

· Provide to the board of directors and to the executive committee the information and assistance needed in order to execute the tasks in risk management that were assigned to it by applicable law, the by-laws, the Council regulation and the regulation of the Risk Executive Committee; and

· Approve the creation, modification and termination of other committees or decision bodies, its regulations and delegate to those committees or people authorization in risk management.

Risk Control Committee	· Oversee Risk Identification and Assessment (RIA).	Risk Executive Vice President	Biweekly

	· Conduct a full segment and regular follow up of all risks, checking if the risk profile is set in accordance with the risk appetite, the commercial and strategic plan and the budget approved by the board of directors.	CFO Executive Vice President Risk Executive Superintendents for Risk Architecture, Risk Control Executive Superintendents for T&O Retail; OR and Technological Risk.

Committee	Responsibilities	Members	Meeting Frequency
	· Carry out an independent and periodical control of risk management activities, which include:	Executive Vice President for Finance, Strategy and Corporate Affairs. Compliance Director

	· Full risk profile view of the different businesses, including among others, benchmarking of the main competitors of the bank and monitoring of key strategic projects.	Permanent guests:

	· Detect and report alerts on relevant risks as well as possible breaches or other significant aspects regarding risks.	Chief Audit Officer Legal Executive Vice President

· Monitor the observance of appetite and risk policies, advising the board risk committee on these issues.

· Support and assist the board in carrying out stress tests, in particular valuing the scenarios and assumptions to be used in these tests, valuing the results and analyzing the measures proposed by the risk function as a consequence of the results.

· Validate the information on risks that must be submitted to the board of directors when so required and without prejudice to the direct access to the person responsible for the risk function (Chief Risk Officer or Risk VPE) to the board.

· Supervise measures taken regarding risks to comply with the recommendations and directions issued by the supervisory authorities in the exercise of its function and Santander Brasil’s audit.

Committee	Responsibilities	Members	Meeting Frequency
· Provide the board of directors, through the board risk committee, and the executive committee the information and assistance needed regarding risks for the fulfillment of its functions in risk management matters assigned to it by law, the by-laws, the Council regulation and the regulation of the Risk Control Committee – RCC.

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

The following table presents the individuals or organizational bodies authorized to make extensions of credit to retail borrowers for the amounts specified:

Authorization Required	Amount
Branch (1)	Up to R$500 thousand
Decision centers(2)	Up to R$30 million
Retail Risk Higher Committee and Wholesale(3)	Up to R$70 million

(1)	For individuals, the maximum value is R$200,000. For SMEs the maximum is R$500,000.

(2)	Members of risk decision-making centers include superintendents and other representatives of the risk area.

(3)	Members of the higher Risk Committee include, among others, the officers of Wholesale, Retail, Market Risk, Recovery and representatives of the Risk departments.

Wholesale Lending

With respect to our wholesale customers, the approval process is determined for each customer and product separately, taking into account the customer’s financial condition as well as other relevant information pertaining to the customer. All credit requests by our wholesale customers must be approved by the relevant credit committees.

Authorization Required	Limit
Local Committee	Up to R$25 million
Territorial Committee	Up to R$60 million
Superior and High Risk Committee	Up to R$150 million
Wholesale Committee	Up to R$300 million
Executive Risk Committee	Up to R$600 million

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

Credit lines to wholesale customers and related credit quality are reviewed on an annual basis. There is a monitoring procedure and, for any specific concern in regard to the credit quality of a certain customer, we use a system of customer monitoring known as FEVE (Firmas em Vigilância Especial - Firms under Special Vigilance), with possible actions to be taken under the following categories: “monitor,” “reduce exposure,” “seek collateral” or

“cancel.” A customer subject to action under one of these categories will be reviewed on a quarterly or a semi-annual basis, depending on the situation.

We use proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the customer’s history, with the exception of certain portfolios classified as “low default portfolios.” These ratings and models are used in our loan approval and risk monitoring processes.

The table below shows the internal risk rating levels and their corresponding probability of default:

Internal Risk Rating	Probability of Default
Low	Smaller than 2.1%
Medium-low	Bigger than 2.1% and Smaller than 4.1%
Medium	Bigger than 4.1% and Smaller of 6.3%
Medium-high	Bigger than 6.3% and Smaller 10.0%
High	Bigger than 10.0%

For a breakdown of our portfolio by internal risk rating, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Movements in Allowances for Impairment Losses—Internal Risk Rating.”

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

Our credit recovery tools include daily contact through our call center, inclusion of defaulting clients within external sources of credit protection, sending collection letters, and direct contact through our branch network. In addition to the aforementioned tools, we use the following strategies:

·	Internal teams specialized in restructuring and debt recovery work directly with defaulting clients with loans of higher values and/or overdue more than 60 days.

·	We use specialized external firms to collect, report and assess high-risk customers. These firms are remunerated according to pre-established percentages applied to the amounts recovered.

Once we have exhausted all of the credit recovery resources available to us, we conduct sales of any remaining non-performing loans. These sales of non-performing loans are held periodically through an auction process, with the aim of obtaining optimal prices in the markets and thereby reduce the impact on us.

Assets and Liabilities Committee

Our asset and liability management strategy is defined by our assets and liabilities committee, which operates under the strict guidelines and procedures established by the Santander Group. Members of the committee include our Chief Executive Officer, Vice President Executive Officer of Risk Management, Chief Financial Officer, Treasurer, Executive Superintendent of Financial Management and the Chief Economist. The assets and liabilities committee establishes and implements strategies, policies and procedures with the objective of managing our balance sheet and risk structure.

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

Credit spread risk

Credit spread risk arises where changes in credit spread curves associated with specific issuers and debt types may adversely affect the value of a financial instrument, a portfolio or adversely affect Santander Group as a whole. The “spread” refers to the margin charged on financial instruments based on benchmark rates (i.e., the difference between the rate on the relevant instrument and the underlying benchmark rate), with the latter usually being the internal rate of return of government bonds and interbank interest rates.

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

Non-trading book (banking/structural)

The non-trading book is constituted of market risks inherent in the balance sheet, excluding the trading portfolio. These include:

i.	Structural interest rate risks. This arises from mismatches in the maturities and re-pricing of all assets and liabilities.

ii.	Structural exchange rate risk/hedging of results. Exchange rate risk occurs when the currency in which the investment is made is different from the real in companies or branches that are consolidated and those that are not (structural exchange rate). In addition, exchange rate hedging of future results generated in currencies other than the real (hedging of results).

iii.	Structural equity risk. This involves investments via stakes in financial or non-financial companies that are not consolidated, as well as portfolios available for sale formed by equity positions.

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

The market risk limits used by us are established along different metrics intended to cover all activity subject to market risk from many perspectives, applying criteria we believe to be conservative. The principal limits include:

Trading limits

VaR limits;

i.	limits of equivalent positions and/or nominal;

ii.	sensitivity limits to interest rates;

iii.	vega limits;

iv.	risk limits of delivery by short positions in securities (fixed income and equities); and

v.	limits aimed at reducing the volume of effective losses or protecting results already generated during the period:

·	loss trigger; and

·	stop loss.

Structural limits

i.	structural interest rate risk of the balance sheet:

·	sensitivity limit of net interest margin (“NIM”) over a one year horizon; and

·	sensitivity limit of market value of equity (“MVE”);

ii.	structural exchange rate risk comprised of the net position in each currency; and

iii.	liquidity risk: limits defined based on several stress scenarios.

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

Trading Activity

·	VaR: as calculated by us, our internal VaR model is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence level, subject to certain assumptions and limitations discussed below. Our standard methodology is based on historical simulation of 520 days and is calculated using the VaR methodology “full revaluation.” In order to capture recent market volatility in the model, the reported VaR is the higher of two different VaR figures, both of which use a historical window of 520 days. One VaR figure applies an exponential declining factor to give a higher weight for the most recent observations and the other VaR figure gives the same weight to all observed values. This methodology makes our VaR numbers react very quickly to changes in current volatility, significantly reducing the likelihood of back testing exceptions. We use VaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels.

1.	Assumptions and limitations: our VaR methodology should be interpreted in light of the limitations that (i) a one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day and (ii) at present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.

2.	Calibration measures: in order to calibrate our VaR model, we use back testing, which is a comparative analysis between VaR estimates and the daily clean Profit and Loss (theoretical result generated assuming the mark-to-market daily variation of the portfolio considering only the movement of the market variables). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.

·	Stressed VaR: our stressed VaR model uses the same calculation methodology as VaR with the following two exceptions: (i) the stressed VaR uses a window of 250 days, instead of 520 days for the VaR; (ii) unlike when calculating the VaR the higher of the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, only the uniformly weighted percentile is used. All the other aspects regarding the methodology and the inputs for calculating the stressed VaR are the same as those for the VaR. To determine the period of observation the methodology area has analyzed the history of the main market risk factors, which were chosen on the basis of expert criteria, and taking into account the most significant positions of our portfolio.

·	Stress Test: this is a simulation technique, which consists of estimating the potential impact on results by applying different stress scenarios to all the trading portfolios and considering the same assumptions according to the relevant risk factor. These scenarios can replicate events that happened in the past (such as crisis events) or hypothetical scenarios that do not correspond to past events. These results are analyzed at least monthly and, along with the VaR provide a fuller spectrum of the risk profile.

·	Sensitivities: our market risk sensitivity measures are those that gauge the change (or sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors may be obtained through analytical approximations by partial derivatives or through a full revaluation of the portfolio.

Non-trading Activities

·	Interest rate gap of assets and liabilities: interest rate gap analysis focuses on lags or mismatches between changes in the value of assets, liabilities and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of eventual interest rate movements on NIM or equity. All on- and off-balance sheet items must be broken down by their flows and analyzed in terms of re-pricing and maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates are made of their duration and sensitivity.

·	NIM sensitivity: The NIM sensitivity measures the change in the short- and medium-term in the accruals expected over a 12-month horizon, in response to a shift in the yield curve. The yield curve is calculated by simulating the NIM, both for a scenario of a shift in the yield curve, as well as for the current scenario. The sensitivity is the difference between the calculation of the two margins.

·	MVE sensitivity: Net worth sensitivity measures the interest risk implicit in net worth (equity) over the entire life of the operation on the basis of the effect that a change in interest rates has on the current values of financial assets and liabilities. This is an additional measure to the sensitivity of the NIM.

·	Value at risk: The VaR for balance sheet activity and investment portfolios is calculated with the same standard as for trading and historical simulation, with a confidence level of 99.0% and a time frame of one day.

·	Analysis of scenarios of stress test: We apply three scenarios for the performance of interest rates: six standard deviations up and six standard deviations down of risk factors and one abrupt scenario in which risk factors are increased by 50.0% up and down from current levels. These scenarios are applied to the balance sheet, obtaining the impact on net worth, as well as the projections of net interest revenue for the year.

·	Liquidity risk: Liquidity risk is associated with our capacity to finance our commitments at reasonable market prices, as well as to carry out our business plans with stable sources of funding. We permanently monitor maximum gap profiles. The measures used to control liquidity risk are the liquidity gap, stress scenarios and contingency plans.

·	Liquidity gap: The liquidity gap provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which we operate. The gap measures the net need or excess of funds at a particular date and reflects the level of liquidity maintained under normal market conditions.

·	Analysis of scenarios/contingency plan: The contingency plan includes the local and external activities and consists of a formal set of preventive and corrective actions taken in times of liquidity crises. Using analysis of historical scenarios and simulations of impacts on bank liquidity we define action plans and contingencies to establish roles and responsibilities and levels to trigger the contingency plan. Each unit should prepare its contingency plan. Additionally, Santander Spain must be periodically informed about the contingency plan of each subsidiary. The frequency with which this plan must be updated depends on market liquidity conditions.

Quantitative Analysis

Trading Activity

Quantitative Analysis of Daily VaR in 2016

Our risk performance with regard to trading activity in financial markets between 2014 and 2016, measured by daily VaR (measured at a 99% of confidence level, over a one day time frame), is shown in the following graph.

During 2016, VaR remained relatively more stable in comparison to 2014 and 2015, fluctuating between R$20.9 million and R$103.7 million. In contrast, in 2015, VaR fluctuated between R$16.7 million and R$299.7 million. VaR remained relatively stable during most of 2016, with significantly higher levels in October 2016, driven by an optimistic scenario regarding the Brazilian economy after the impeachment. However, just after US elections, uncertainties related to global economic scenarios resulted in a gradual decrease of VaR until the end of the year.

The histogram below shows the distribution of average risk in terms of VaR in 2016 where the accumulation of days with VaR levels between R$40 million and R$60 million can be observed in 68.5% of the distribution.

VaR by Risk Factor

The minimum, maximum, average and year-end 2016 VaR values by risk factor were as follows:

	2015	2016
	Period End	Low	Average	High	Period End
	(in millions of R$)
Trading VaR	44.76	20.9	49.0	103.7	37.7
Diversification Effect	(3.85)	0.7	(16.6)	(67.8)	(10.0)
Interest Rate VaR	39.97	19.6	37.8	85.3	34.7
Equity VaR	2.55	0.6	4.6	13.4	2.7
Foreign Exchange VaR	6.10	1.9	23.1	65.2	10.3

The average VaR for 2016 was R$49.0 million, with most of the risk due to foreign exchange and interest rate positions. Santander Brasil was relatively conservative in equity trading activity.

The average VaR of the three main risk factors, interest rates, equity prices and exchange rates, were R$37.8 million, R$4.6 million and R$23.1 million, respectively, with a negative average diversification effect of R$16.6 million. The chart below shows the evolution of the risk groups VaR interest rates (IR), VaR exchange rates (FX) and VaR equity prices (EQ) (at a 99% confidence level, over a day time frame and a 15 day moving average).

Risk Management of Structured Derivatives

Our structured derivatives activity is mainly focused on designing investment products and managing hedging risks for clients. Our risk management is focused on ensuring that the net risk exposure is the lowest possible. These transactions include options on equities, currencies, fixed-income instruments and mostly market making books.

The chart below shows the VaR Vega performance of our structured derivatives business in 2014, 2015 and 2016, which fluctuated around an average of R$2.79 million. In general, the periods with higher VaR Vega levels are related to episodes of significant increases in market volatility.

Scenario analysis

Different stress test scenarios were analyzed during 2016. A correlation break scenario generated the results presented below.

Worst Case Scenario

The table below shows the maximum daily losses for each risk factor (fixed-income, equities and currencies) as of December 31, 2016, in a scenario that uses historical volatilities and simulates variations of the risk factors for +/-3 and +/-6 standard deviations on a daily basis. From this group of scenarios, we generate a table of stress test results, which identifies the largest loss per risk factor. The sum of the largest losses of each risk factor is the result of the Worst Case Scenario, which considers the break of correlation between risk factors.

Worst Case Stress Test	Exchange Rate	Fixed Income	Equity	Total
	(in millions of R$)
Total trading	(7.8)	(152.7)	(5.5)	(166.0)

The stress test shows that the economic loss suffered by the group in the marked-to-market result would be, if this scenario materialized in the market, R$166.0 million.

Non-trading Activity

Quantitative Analysis of Interest Rate Risk in 2016

Convertible Currencies

At the end of 2016, the sensitivity of NIM at one year, to a parallel rise of 100 basis points in the local yield curve was R$385 million.

In addition, at the end of 2016, the sensitivity of net worth to parallel rises of 100 basis points in the yield curves was R$1,680 million in the local currency yield curve.

Structural Gap

The following table shows the managerial gaps between the re-pricing dates of our assets and liabilities as of December 31, 2016 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
	(in millions of R$)
Structural Gap
Money Market	240,345	106,861	39,973	6,037	2,790	29,854	16,796	38,526	(491)
Loans	247,747	64,188	28,622	32,988	32,746	40,920	13,816	16,709	17,758
Permanent	210,235	55,286	21,541	21,554	26,029	39,411	13,084	16,697	16,633
Other	37,512	8,902	7,081	11,434	6,717	1,508	732	12	1,126
Total Assets	706,555	283,430	68,660	39,042	35,541	70,773	30,612	55,235	123,263
Money Market	(139,915)	(98,428)	(5,229)	(1,817)	(5,018)	(13,725)	(3,818)	(4,698)	(7,182)
Deposits	(10,371)	(2,958)	(10)	(217)	(5)	–	–	–	(7,182)
Equity and Other	(129,544)	(95,470)	(5,218)	(1,600)	(5,014)	(13,725)	(3,818)	(4,698)	0
Total Liabilities	(706,555)	(464,504)	(22,860)	(10,083)	(14,611)	(25,152)	(12,828)	(24,140)	(132,376)
– Balance Gap	–	(181,074)	45,800	28,959	20,930	45,621	17,784	31,095	(9,114)
Off-Balance Gap	(30,225)	63,683	(11,947)	8,065	544	8,837	(479)	8,189	(107,154)
Total Structural Gap	(30,225)	(117,391)	33,852	37,024	21,474	54,457	17,304	39,284	(116,267)
Accumulated Gap	(30,225)	(117,391)	(83,539)	(46,515)	(25,041)	29,416	46,720	86,004	(30,263)

The interest rate risk of our balance sheet management portfolios, measured by the sensitivity of the net margin to a parallel movement of 100 basis points, decreased R$140 million during 2016, reaching a maximum of R$569 million in April. The sensitivity of the market value decreased R$120 million during 2016, reaching a maximum of R$2,204 million in July. The main factors in 2016 that influenced sensitivity were the volatility of the yield curve, the portfolio decay, the methodologies in the cash flows and the effect of liquidity.

The following chart shows our NIM and MVE sensitivity during each month in 2016.

Interest Rate Risk Profile as of December 31, 2016

The currency gap tables below show the managerial distribution of risk by maturity and currency in Brazil as of December 31, 2016 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Gaps in local currency
Money Market	215,088	95,784	39,931	5,874	2,531	28,513	14,926	30,953	(3,424)
Loans	213,492	59,970	20,335	21,650	26,251	39,954	13,393	16,709	15,228
Permanent	16,821	–	–	–	–	–	–	–	16,821
Others	111,081	23,180	–	–	–	–	–	–	87,902
Total Assets	556,482	178,933	60,266	27,524	28,782	68,467	28,319	47,662	116,528
Money Market	(123,678)	(98,359)	(272)	(1,056)	(2,411)	(5,892)	(3,808)	(4,698)	(7,182)
Deposits	(300,866)	(251,427)	(2,045)	(1,424)	(3,162)	(8,330)	(5,846)	(16,589)	(12,042)
Equity and Other	(141,040)	(18,403)	(2,626)	(1,071)	291	(2,118)	(2,614)	(2,853)	(111,645)
Total Liabilities	(565,583)	(368,189)	(4,943)	(3,552)	(5,282)	(16,340)	(12,268)	(24,140)	(130,869)
Off-Balance Gap	9,928	84,074	3,121	(332)	2,210	19,093	(995)	9,938	(107,183)
Gap	827	(105,181)	58,444	23,640	25,711	71,220	15,057	33,460	(121,525)

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Gaps in foreign currency
Money Market	25,257	11,078	42	163	258	1,341	1,870	7,573	2,932
Loans	34,255	4,218	8,286	11,337	6,495	966	423	(0)	2,530
Permanent	7	–	–	–	–	–	–	–	7
Others	90,554	89,201	66	17	5	–	–	–	1,266
Total Assets	150,073	104,496	8,394	11,517	6,758	2,307	2,293	7,573	6,735
Money Market	(16,237)	(69)	(4,956)	(761)	(2,608)	(7,833)	(10)	–	–
Deposits	(4,574)	(1,590)	(1,894)	(246)	(641)	(178)	(26)	–	–
Equity and Other	(120,161)	(94,656)	(11,067)	(5,524)	(6,081)	(801)	(525)	–	(1,507)
Total Liabilities	(140,972)	(96,315)	(17,917)	(6,531)	(9,329)	(8,812)	(561)	–	(1,507)
Off-Balance Gap	(40,152)	(20,391)	(15,069)	8,397	(1,667)	(10,257)	516	(1,749)	29
Gap	(31,051)	(12,210)	(24,592)	13,384	(4,238)	(16,762)	2,247	5,823	5,258

Market Risk: VaR Consolidated Analysis

Our total daily VaR as of December 31, 2015 and December 31, 2016, broken down by trading and structural (non-trading) portfolios, is set forth below. Our VaR data for trading and non-trading portfolios were summed and thus do not reflect the diversification effect.

	2016				2015
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading	20.9	49.0	103.7	37.7	44.8
Non-trading	588.0	804.6	900.0	588.0	911.6
Diversification effect	–	–	–	–	–
Total	608.9	853.6	1,003.7	625.7	956.4

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk were as set forth below:

Interest Rate Risk

	2016				2015
	Low	Average	High	Period End	Period End
	(in millions of R$)
Interest rate risk
Trading	19.6	37.8	85.3	34.7	40.0
Non-trading	588.0	804.6	900.0	588.0	911.6
Diversification effect	–	–	–	–	–
Total	607.5	842.5	985.4	622.7	951.6

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Foreign Exchange Rate Risk

	2016				2015
	Low	Average	High	Period End	Period End
	(in millions of R$)
Exchange rate risk
Trading	1.9	23.1	65.2	10.3	6.1
Non–trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	–	–	–	–	–
Total	1.9	23.1	65.2	10.3	6.1

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Equity Price Risk

	2016				2015
	Low	Average	High	Period End	Period End
	(in millions of R$)
Equity price risk
Trading	0.6	4.6	13.4	2.7	2.5
Non–trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	–	–	–	–	–
Total	0.6	4.6	13.4	2.7	2.5

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates by activity were as set forth below:

	2016				2015
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading
Interest rate risk	19.6	37.8	85.3	34.7	40.0
Exchange rate risk	1.9	23.1	65.2	10.3	6.1
Equity	0.6	4.6	13.4	2.7	2.5
Total	20.9	49.0	103.7	37.7	44.8

228

	2016				2015
	Low	Average	High	Period End	Period End
	(in millions of R$)
Non-trading interest rate
Interest rate	588.0	804.6	900.0	588.0	911.6
Non-trading foreign exchange
Exchange rate	N.A.	N.A.	N.A.	N.A.	N.A.
Non-trading equity
Equity	N.A.	N.A.	N.A.	N.A.	N.A.
Total	588.0	804.6	900.0	588.0	911.6
Total (Trading + Non-Trading)	608.9	853.6	1,003.7	625.7	956.3
Interest rate	607.5	842.5	985.4	622.7	951.5
Exchange rate	1.9	23.1	65.2	10.3	6.1
Equity	0.6	4.6	13.4	2.7	2.5

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Operational Risk

Operational risk losses can occur due to inadequate processes, people and systems failures or even from external events such as natural disasters, terrorism, robbery and vandalism. Operational risk losses may result in financial losses, adversely affect the continuity of our business and also negatively affect the public’s image of us.

To accomplish our operational risk objectives, we have established an operational risk model based on three lines of defense, with the objective of continuously improving and developing our management and control of operational risks. The three lines of defense are as follows:

·	First line of defense: all business and support areas within Santander Brasil are responsible for identifying, managing, mitigating and reporting operational risk;

·	Second line of defense: the non-financial risk unit is responsible for monitoring and ensuring sound operational and technological risk management practices throughout the organization. It is also responsible for implementing and disseminating our operational risk culture, defining methodologies, policies, tools, training and applicable procedures and requirements for the effective management of operational risk and of ensuring there is adequate business contingency planning in place throughout the organization;

·	Third line of defense: the internal audit department is responsible for undertaking independent reviews of the risk management undertaken by the first and second lines of defense and for promoting continuous improvements in both of these lines of defense.

The objectives of our operational risk management model are:

·	to disseminate a culture of operational risk management and control, to foster the prevention of risk events and operational risks losses and to mitigate their financial, legal and reputational impacts;

·	to provide support to decision-makers within Santander Brasil;

·	to ensure the business continuity in a sustainable manner and to improve internal controls; and

·	to maintain control of our operational risk in a manner which is consistent with our business strategy.

The following bodies are involved in the implementation of our risk management model:

·	Risk Control Committee (Comitê de Controle de Riscos): A committee which aims to perform a holistic and periodic monitoring of the risks to which we are exposed and to exercise independent control on the risk management activities;

·	Operational Risk Operational Committee (Comitê Operacional de Riscos Operacionais): A committee which aims to ensure and to foster the adequate monitoring, control and mitigation of operational risks; and

·	Operational Risk Forum (Fórum de Riscos Operacionais): An independent forum, responsible for implementing and disseminating cultural norms, methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk.

Our risk management model assists managers in achieving their strategic objectives by contributing to the decision-making process and by reducing operational risk losses. It is based on best market practice in the identification, assessment, monitoring, management and control of risks. It is compliant with the applicable regulatory requirements and seeks to ensure the sustained improvement of the internal controls environment.

Environmental and Social Risk

We have an environmental and social risk management system for analyzing clients in the wholesale segment. Under this system, clients who are part of one of our 14 sectors of special social and environmental attention and have credit limits and/or risk greater than R$1.0 million are screened for environmental and social concerns. These aspects include contaminated land, illegal deforestation, labor violations and other major environmental and social issues where there are potential legal penalties and reputational risk. In 2016, we screened 2,635 wholesale corporate clients, including about 29 major new projects, both Equator Principles and non-Equator Principles, for these types of risks. A specialized team with backgrounds in biology, health and safety engineering, chemical engineering and geology monitors our customers’ environmental practices and point out to our financial analysts unfavorable environmental conditions that may cause damage to our customers’ financial condition and collateral, among other effects. Furthermore, wholesale segment clients, when starting their commercial relationship with us, are screened for environmental and social concerns by the new clients’ acceptance area. The social and environmental risk unit uses software that optimizes, organizes and standardizes the analysis process, leading to more precise monitoring of clients. We constantly train our credit and commercial areas about how to apply environmental and social risk standards in the credit approval process for companies. In 2016, we trained 78% of the new employees of those areas in social and environmental risk.

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

Fees and Expenses

BNYM, as depositary, may charge the following fees and expenses to the ADR holders, any party depositing or withdrawing Units or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), as applicable:

·	a fee of U.S.$5.00 or less for each 100 ADRs (or portion thereof) issued, delivered or surrendered, as the case may be;

·	a fee of U.S.$0.05 or less per ADR (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

·	a fee of U.S.$0.05 or less per ADR (or portion thereof) per annum for depositary services;

·	a fee for the distribution of securities or of rights (where the depositary will not exercise or sell those rights on behalf of the ADR holders), such fee being in an amount equal to the fee for the execution and delivery of ADRs which would have been charged as a result of the deposit of such securities under the deposit agreement entered into with BNYM (for these purposes treating all such securities as if they were Units) but which securities are instead distributed by the depositary to the ADR holders;

·	such registration fees as may from time to time be in effect for the registration of transfers of Units generally on the registrar’s unit register and applicable to transfers of Units to or from the name of the depositary or its nominee or the name of the custodian for the depositary or its nominee on the making of deposits or withdrawals;

·	certain other cable and facsimile transmission fees and expenses;

·	such expenses as are incurred by the depositary in the conversion of foreign currency;

·	stock transfer or other taxes and other governmental charges; and

·	any other charges payable by the depositary or the custodian of the depositary, any of the depositary’s or such custodian’s agents or the agents of the depositary’s or such custodian’s agents, in connection with the servicing of Units or other deposited securities (which charges shall be assessed against the ADR holders as of the date or dates set by the depositary in accordance with the deposit agreement which we have entered into with BNYM and shall be payable at the sole discretion of the depositary by billing those ADR holders for those charges or by deducting those charges from one or more cash dividends or other cash distributions).

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

Direct and Indirect Payments

BNYM has agreed to reimburse us for certain expenses related to the establishment and maintenance of the ADR program including, among others, expenses incurred in connection with investor relations activities and any other ADR program expenses. Under certain circumstances, including the removal of BNYM as depositary, we are required to repay to BNYM amounts reimbursed in prior periods. For the year ended December 31, 2016, such reimbursements amounted to U.S.$7.0 million.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No matters to report.

ITEM 15. CONTROLS AND PROCEDURES

15A.	Disclosure Controls and Procedures

As of December 31, 2016, under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial officer and Chief Accounting Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Additionally to this and in accordance with the legal requirements (Resolutions 2,554/98 and Circular 3,467/09), we produced and issued an internal report on March 13, 2017, according to the Brazilian Central Bank’s requirements regarding the effectiveness of the internal control environment.

15B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining an adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.

Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with generally accepted accounting principles. For us, generally accepted accounting principles refer to IFRS as issued by the IASB.

Our internal control over financial reporting includes those policies and procedures that:

·	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

·	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and officers; and

·	provide reasonable assurance of prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have adapted our internal control over financial reporting to the international standards and comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its Internal Control – Integrated Framework 2013. These guidelines have been extended and implemented for the Group, applying a common methodology and standardizing the procedures for identifying processes, risks and controls.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the framework set by the COSO Integrated Framework 2013.

Based on this assessment, which was carried out through March 27, 2017, our management concluded that, as of December 31, 2016, its internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2016, has been audited by an independent registered public accounting firm which has issued a report on the effectiveness of our Internal Control over financial reporting as of December 31, 2016, for which see “Item 15C. Audit Report of the Registered Public Accounting Firm.”

15C.	Audit Report of the Registered Public Accounting Firm

For the report of PwC, our registered public accounting firm, dated March 27, 2017, on the effectiveness of our Internal Control over financial reporting as of December 31, 2016, see “Item 18. Financial Statements.”

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

For more details about the audit committee see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Advisory Committees—Audit Committee”

ITEM 16B. SANTANDER BRASIL’S CODE OF ETHICAL CONDUCT

The Code of Ethical Conduct, the central element of the Governance Compliance, is applicable to the members of the board of directors and to all employees and trainees (“Persons Subject to the Code of Ethical Conduct”) of Santander Brasil and its subsidiaries. It defines the principles that should guide both the personal and professional behavior of the Persons Subject to the Code of Ethical Conduct. They must know the Code of Ethical Conduct and seek to broaden it, by championing and striving for its enforcement. To that effect, Persons Subject to the Code of

Ethical Conduct have the obligation to attend and participate in all training activities to which they are summoned in order to become appropriately acquainted with the Code of Ethical Conduct. The Persons Subject to the Code of Ethical Conduct should be guided by ethical principles and rules of conduct that are consistent with the companies’ values.

The Code of Ethical Conduct helps us to establish respectful and transparent relationships and aims for the accomplishment of Santander Brasil’s obligations with its customers, employees, shareholders, partners, regulators and society as a whole. The Code of Ethical Conduct should also be a reference for compliance with legal duties and for the maintenance of commercial relationships founded on trust with partners and clients.

The full version of the Santander Code of Ethical Conduct is available on our website at www.santander.com.br/ri.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The balance of “Other general administrative expenses—Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I of the consolidated financial statements included elsewhere in this annual report) to PwC for the fiscal year ended December 31, 2016 and to Deloitte for the fiscal year ended December 31, 2015, as follows:

	For the year ended December 31,
	2016	2015
	(in millions of R$)
Audit of the annual financial statements of the companies audited (constant scope of consolidation)(1)	9.2	12.0
Audit related	0.1	1.5
Tax	—	–
All other	0.7	1.7
Total	10.0	15.2

(1)	On March 18, 2016, Santander Brasil engaged PwC to act to replace Deloitte as the auditor of the Santander Brasil group from January 1, 2016.

The approximate value of withholding taxes in respect of the audit fees for the year ended December 31, 2016 according to applicable law totaled R$1.8 million.

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

Our audit committee pre-approves all audit and non-audit services to be performed by our registered public accounting firm.

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

Our audit committee observes Brazilian legislation and performs all the functions of an audit committee under Rule 10A 3. As provided in Brazilian law, our board of directors and the audit committee are distinct statutory entities. Moreover, according to Brazilian law, the function of hiring independent auditors is a power reserved exclusively to the board of directors of the company, under the specific and express recommendation issued from the audit committee, as the case may be, for the engagement or replacement of independent auditors, and our board of directors acts as our audit committee for the purposes of nominating such independent auditors.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table reflects purchases of our equity securities, including in the form of ADRs, by us or our affiliates in 2016.

Santander Brasil – Buyback Program Units

Months	Total Number of Units Purchased (3)	Average Price Paid per Unit in U.S.$ (4)	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs (1)(5)	Maximum Number of Units that May Yet Be Purchased Under the Plans or Programs (2)
November 2015	453,800	15.155773	453,800	—
December 2015	4,067,997	15.719481	4,067,997	—
January 2016	70,900	12.679589	70,900	—
February 2016	2,503,800	13.763915	2,503,800	—
March 2016	4,003,900	16.775495	4,003,900	—
April 2016	—	—	—	—
May 2016	1,790,700	18.204826	1,790,700	—
June 2016	1,389,500	17.891631	1,389,500	—
July 2016	—	—	—	—
August 2016	840,400	21.466152	840,400	—
September 2016	776,800	22.070555	776,800	—
October 2016	1,318,600	25.695899	1,318,600	—
Total	17,216,397	—	17,216,397	39,391,314

(1)	The buyback program, as approved by our board of directors on November 3, 2015, for the period from November 4, 2015 to November 3, 2016. A new buyback program was approved by our board of directors on November 3, 2016 for the period from November 4, 2016 to November 3, 2017.

(2)	The number entered in the “Total” row of the column “Maximum Number (or Approximate Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs” refers to the number of Units which may be repurchased in the period from November 2015 to November 2016 as approved by our board of directors. The number of Units that may be repurchased for the period from November 4, 2016 to November 3, 2017 as approved by our board of directors is 38,402,972.

(3)	The “Total Number of Units Purchased” was 678,400 in November 2016 and 911,400 in December 2016.

(4)	The “Average Price Paid per Unit in U.S.$” was U.S.$25.695921 in November 2016 and U.S.$26.262221 in December 2016.

(5)	The “Total Number of Units Purchased as Part of Publicly Announced Plans or Programs” was 678,400 in November 2016 and 911,400 in December 2016.

(6)	The repurchase plans define an annual maximum of Units to be repurchased but without a monthly limit.

Santander Brasil – Buyback Program ADRs

Months	Total Number of ADRs Purchased(3)	Average Price Paid per ADR in U.S.$(4)	Total Number of ADRs Purchased as Part of Publicly Announced Plans or Programs (1)(5)	Maximum Number of ADRs that May Yet Be Purchased Under the Plans or Programs (2)
November 2015	—	—	—	—
December 2015	—	—	—	—
January 2016	—	—	—	—
February 2016	—	—	—	—
March 2016	—	—	—	—
April 2016	—	—	—	—
May 2016	—	—	—	—
June 2016	—	—	—	—
July 2016	—	—	—	—
August 2016	—	—	—	—
September 2016	—	—	—	—
October 2016	—	—	—	—
Total	—	—	—	39,391,314

(1)	The buyback program, as approved by our board of directors on November 3, 2015, for the period from November 4, 2015 to November 3, 2016. A new buyback program was approved by our board of directors on November 3, 2016 for the period from November 4, 2016 to November 3, 2017.

(2)	The number entered in the “Total” row of the column “Maximum Number (or Approximate Dollar Value) of ADRs that May Yet Be Purchased Under the Plans or Programs” refers to the number of ADRs which may be repurchased for the period from November 2015 to November 2016 as approved by our board of directors. The number of ADRs that may be repurchased for the period from November 4, 2016 to November 3, 2017 as approved by our board of directors is 38,402,972.

(3)	The “Total Number of ADRs Purchased” was zero in each of November 2016 and December 2016.

(4)	The “Average Price Paid per ADRs in U.S.$” was zero in each of November 2016 and December 2016.

(5)	The “Total Number of ADRs Purchased as Part of Publicly Announced Plans or Programs” was zero in November 2016 and December 2016.

(6)	The repurchase plans define an annual maximum of ADRs to be repurchased but without a monthly limit.

For further information on our buyback program, please see “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Buyback Program.”

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

The three pillars of the framework are (i) an organizational model based on functions subject to internal governance, (ii) terms of reference according to which Santander Spain exercises control and oversight over its subsidiaries and participates in specific decisions as their controlling shareholder, and (iii) corporate models establishing common guidelines for the management and control of Santander Spain’s subsidiaries, subject to local autonomy considerations. In general, the framework purports to implement organizational and procedural changes rather than mandating particular substantive outcomes. However, in some cases, and subject to the limitations there set forth, the framework states that Santander Spain may require that its subsidiaries make substantive changes or take specific actions. The framework enables Santander Spain to participate in the decision-making processes of its subsidiaries by requiring its approval of certain decisions that may have a significant impact on the Santander Group as a whole due to their significance or potential risk, such as decisions relating to mergers and acquisitions, capital structure, dividends and risk tolerance, among other things. The framework also requires that a single person at each subsidiary be in charge of each function subject to internal governance and gives Santander Spain the authority to participate in the appointment, evaluation and compensation of each such person.

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

Principal Differences between Brazilian and U.S. Corporate Governance Practices

We are also subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our Chief Executive Officer of any material non-compliance with any applicable NYSE corporate governance rules, (iii) submit an executed written affirmation annually to the NYSE and submit an interim written affirmation each time a change occurs to the board or any of the committees subject to Section 303A of the NYSE rules, and (iv) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below, as required for foreign private issuers by NYSE Rule 303A.11.

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. As a company with a majority of our voting shares being beneficially owned by another entity (Santander Spain), we are not required to comply with this rule. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Currently, our board of directors must have at least five members, at least 20.0% of which must be independent, as determined pursuant to Article 14 of our By-Laws. Currently, five members of our board of directors are deemed independent (representing 50% of the composition of our board of directors). Also, Brazilian Corporate Law, the Brazilian Central Bank and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation, duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While we believe that these rules provide adequate assurances that our directors are independent and meet the requisite qualification requirements under Brazilian law, we believe such rules would permit us to have directors that would not otherwise pass the test for director independence established by the NYSE. Brazilian Corporate Law requires that our directors shall be elected by our shareholders at an annual shareholders’ meeting. Currently, all of our directors are elected by our shareholders after recommendation of the Nomination and Governance Committee, for a term of 2 years.

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

In January 2016, our board of directors approved the terms for the establishment of our Nomination and Governance Committee. The Nomination and Governance Committee will oversee corporate governance and compliance at Santander Brasil.

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. We adopted a Code of Ethics on February 27, 2009, last revised on September 28, 2016, which regulates the set of ethical principles that shall guide the conduct of our employees, officers and directors of Santander Brasil, as well as of its affiliates. Our Code of Ethics complies with the requirements of the Sarbanes-Oxley Act and the NYSE rules.

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

Other Corporate Frameworks

On the recommendation of our controlling shareholder, our board of directors analyzed and approved the adoption of a series of corporate frameworks which aim to foster the adoption of best practices applicable to matters such as: (i) risk control; (ii) accounting and disclosure of financial information; (iii) risk assessment; (iv) communication and branding; (v) human resources; (vi) information technology; and (vii) money laundering protection. During 2016, from the actual 23, a total of nine frameworks (Marcos Corporativos) were assessed by the board of directors and created and/or adjusted in order to comply with applicable Brazilian laws and regulations. Once these frameworks are adopted by us, we believe they will enhance the formalization of our governance and internal controls structures.

Website

Our corporate governance codes, which do not form part of this annual report, are available to the public on our website in Portuguese and English at www.santander.com.br under the heading “Investor Relations—Corporate Governance.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Consolidated Financial Statements are filed as part of this annual report, see pages F-1 to F-113.

ITEM 19. EXHIBITS

(a)	Index to Consolidated Financial Statements

(b)	List of Exhibits.

We are filing the following documents as part of this annual report on Form 20-F:

Exhibit Number	Description
1.1	English translation of the By-laws of Santander Brasil, amended and restated on December 14, 2015 (incorporated by reference to our Registration Statement on Form 6-K (file no. 001-34476) filed with the SEC on December 14, 2015).

2.1	Form of Deposit Agreement among Santander Brasil, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (file no. 333-207353 filed with the SEC on October 9, 2015).

2.2	Subordinated Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee (incorporated by reference to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).

2.3	First Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).

2.4	Second Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).

4.1	Option Plan to Purchase Share deposit Certificate of Santander Brasil (incorporated by reference to Attachment I to our Form 6-K/A filed with the SEC on January 6, 2010).

Exhibit Number	Description
4.2	Long-term Incentive Plan – Investment in Deposit Share Certificate (“Units”) of Santander Brasil (incorporated by reference to Exhibit III to our Form 6-K (file no. 001-34476) filed with the SEC on September 27, 2011).

4.3	Deferred Bonus Plans related to 2011 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 9, 2012).

4.4	Deferred Bonus Plans related to 2012 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 15, 2013).

4.5	Long-term Incentive Plan – Investment in Deposit Share Certificates (“Units”) of Santander Brasil (incorporated by reference to Exhibit V to our Form 6-K (file no. 001-34476) filed with the SEC on April 4, 2013).

4.6	Deferred Bonus Plans related to 2013 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on May 1, 2013).

4.7	Deferred Bonus Plans related to 2014 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on April 1, 2015).

4.8	Deferred Bonus Plans related to 2015 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on December 3, 2015).

8.1	List of Subsidiaries (incorporated by reference as Appendix I of our Consolidated Financial Statements filed with this Form 20-F).

11.1	English translation of the Code of Ethical Conduct of Santander Brasil.

12.1	Section 302 Certification by the principal executive officer.

12.2	Section 302 Certification by the principal financial officer.

13.1	Section 906 Certification by the Chief Executive Officer.

13.2	Section 906 Certification by the Chief Financial Officer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER (Brasil) S.A.

By:	/s/ Sergio Agapito Lires Rial
	Name:	Sergio Agapito Lires Rial
	Title:	Chief Executive Officer

Date: March 28, 2017

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Banco Santander (Brasil) S.A.

In our opinion, the accompanying consolidated statement of financial position as of December 31, 2016 and the related consolidated income statement, consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

The Reconciliation of Shareholders' Equity and Net Income – BRGAAP vs IFRS as of and for the year ended December 31, 2016 and the Statement of Value Added for the year ended December 31, 2016, included in APPENDIX I and II respectively, have been subjected to audit procedures performed in conjunction with the audit of the Company’s consolidated financial statements. The supplemental information is the responsibility of the Company’s management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and prescribed performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with Brazilian Corporate Law. In our opinion, the Reconciliation of Shareholders' Equity and Net Income – BRGAAP vs IFRS as of and for the year ended December 31, 2016 and the Statement of Value Added for the year ended December 31, 2016 are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005

T: (11) 3674-2000, www.pwc.com/br

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil

March 27, 2017

Deloitte Touche Tohmatsu Dr. Chucri Zaidan Avenue, no 1.240 4th to 12th floors - Golden Tower 04711-130 - São Paulo - SP Brazil Tel: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander (Brasil) S.A.

Sao Paulo - SP - Brazil

We have audited the accompanying consolidated balance sheets of Banco Santander (Brasil) S.A. and its subsidiaries (the “Bank”) as of December 31, 2015 and 2014, and the related consolidated income statements, statements of comprehensive income and changes in total equity, and cash flows statements for each of the two years in the period ended December 31, 2015, all expressed in Brazilian reais. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board - IASB.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the Appendix II to the notes under the caption Statements of Value Added is presented for the purpose of additional analysis, whose presentation by publicly-held companies is required by Brazilian Corporate Law, and is not a required part of the basic financial statements in conformity with International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board – IASB. This supplementary information is the responsibility of the Bank's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

São Paulo, Brazil

April 29, 2016

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Deloitte provides audit, consulting, financial advisory, risk management, tax and relates services to public and private clients spanning multiple industries. Deloitte serves four out of five Fortune Global 500® companies through a globally connected network of member firms in more than 150 countries bringing world-class capabilities, insights, and high-quality service to address clients’ most complex business challenges. To learn more about how Deloitte’s approximately 225,000 professionals make an impact that matters, please connect with us on Facebook, Linkedln or Twitter.

© 2017 Deloitte Touche Tohmatsu. All rights reserved.

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Thousands of Brazilian Reais - R$)

Assets	Note	2016	2015	2014

Cash and Balances With The Brazilian Central Bank	5	110,604,911	89,143,353	55,903,848

Financial Assets Held For Trading		84,873,663	50,536,731	56,013,603
Debt instruments	7	59,994,946	25,193,598	47,106,811
Equity instruments	8	398,461	404,973	391,656
Trading derivatives	9	24,480,256	24,938,160	8,515,136

Other Financial Assets At Fair Value Through Profit Or Loss		1,711,204	2,080,234	996,694
Debt instruments	7	1,668,749	1,506,570	93,900
Equity instruments	8	42,455	573,664	902,794

Available-For-Sale Financial Assets		57,815,045	68,265,606	75,164,342
Debt instruments	7	55,829,572	67,103,274	73,510,698
Equity instruments	8	1,985,473	1,162,332	1,653,644

Held to maturity investments	7	10,048,761	10,097,836	-

Loans and Receivables		296,048,506	306,268,788	264,607,746
Loans and amounts due from credit institutions	6	27,762,473	42,422,638	28,917,397
Loans and advances to customers	10	252,002,774	252,033,449	235,690,349
Debt instruments	7	16,283,259	11,812,701	-

Hedging Derivatives	9	222,717	1,312,202	212,552

Non-Current Assets Held For Sale	11	1,337,885	1,237,493	929,948

Investments in Associates and Joint Ventures	12	990,077	1,060,743	1,023,461

Tax Assets	25	28,753,184	34,769,848	23,019,696
Current		4,316,072	4,194,344	2,981,696
Deferred		24,437,112	30,575,504	20,038,000

Other Assets	16	5,104,012	3,802,118	5,066,726

Tangible Assets	13	6,646,433	7,005,914	7,071,036

Intangible Assets		30,236,842	29,813,662	30,221,258
Goodwill	14	28,355,039	28,332,719	28,270,955
Other intangible assets	15	1,881,803	1,480,943	1,950,303

TOTAL ASSETS		634,393,240	605,394,528	520,230,910

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Thousands of Brazilian Reais - R$)

Liabilities and Stockholders' Equity	Note	2016	2015	2014

Financial Liabilities Held For Trading		51,619,869	42,387,768	19,569,791
Trading derivatives	9.a	19,925,600	22,340,137	8,284,360
Short positions	9.b	31,694,269	20,047,631	11,285,431

Financial Liabilities at Amortized Cost		471,579,467	457,281,656	392,186,593

Deposits from Brazilian Central Bank and deposits from credit institutions	17	78,634,072	69,451,498	63,674,201
Customer deposits	18	247,445,177	243,042,872	220,644,019
Marketable debt securities	19	99,842,955	94,658,300	70,355,249
Subordinated debts	20	466,246	8,097,304	7,294,077
Debt Instruments Eligible to Compose Capital	21	8,311,918	9,959,037	6,773,312
Other financial liabilities	22	36,879,099	32,072,645	23,445,735

Hedging Derivatives	9	311,015	2,376,822	893,902

Provisions		11,776,491	11,409,677	11,127,444
Provisions for pensions funds and similar obligations	23	2,710,627	2,696,653	3,869,728
Provisions for judicial and administrative proceedings, commitments and other provisions	24	9,065,864	8,713,024	7,257,716

Tax Liabilities	25	6,094,740	5,253,125	12,423,002
Current		4,826,703	4,436,000	12,110,582
Deferred		1,268,037	817,125	312,420

Other Liabilities	26	8,199,099	6,850,196	5,346,885

Total Liabilities		549,580,681	525,559,244	441,547,617

Stockholders' Equity	29	85,434,855	83,531,754	80,105,041
Share capital		57,000,000	57,000,000	56,806,384
Reserves		27,881,326	24,388,967	20,594,135
Treasury shares		(514,034)	(423,953)	(445,501)
Option for Acquisition of Equity Instrument		(1,017,000)	(1,017,000)	(950,000)
Profit for the year attributable to the Parent		7,334,563	9,783,740	5,630,023
Less: dividends and remuneration		(5,250,000)	(6,200,000)	(1,530,000)

Other Comprehensive Income		(1,347,800)	(4,131,532)	(1,801,921)

Stockholders' Equity Attributable to the Parent		84,087,055	79,400,222	78,303,120

Non - Controlling Interests	28	725,504	435,062	380,173

Total Stockholders' Equity		84,812,559	79,835,284	78,683,293
Total Liabilities and Stockholders' Equity		634,393,240	605,394,528	520,230,910

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED INCOME STATEMENTS

(Thousands of Brazilian Reais - R$, except for per share data)

	Note	2016	2015	2014

Interest and similar income	33	77,146,077	69,870,200	58,923,916
Interest expense and similar charges	34	(46,559,584)	(38,533,089)	(31,695,404)
Net interest income		30,586,493	31,337,111	27,228,512
Income from equity instruments	35	258,545	142,881	222,302
Income from companies accounted for by the equity method	12	47,537	116,312	91,096
Fee and commission income	36	13,548,481	11,797,191	11,368,098
Fee and commission expense	37	(2,570,885)	(2,313,682)	(2,602,212)
Gains (losses) on financial assets and liabilities (net)	38	3,016,156	(20,002,859)	2,748,163
Financial assets held for trading		3,166,399	(19,936,801)	2,270,059
Other financial instruments at fair value through profit or loss		82,638	46,859	(77,624)
Financial instruments not measured at fair value through profit or loss		(115,202)	(120,523)	512,190
Other		(117,679)	7,606	43,538
Exchange differences (net)	39	4,574,814	10,084,420	(3,635,599)
Other operating expense (net)	40	(624,571)	(347,123)	(470,477)
Total Income		48,836,570	30,814,251	34,949,883
Administrative expenses		(14,920,410)	(14,515,132)	(13,941,816)
Personnel expenses	41	(8,377,265)	(7,798,792)	(7,203,442)
Other administrative expenses	42	(6,543,145)	(6,716,340)	(6,738,374)
Depreciation and amortization		(1,482,639)	(1,490,017)	(1,362,129)
Tangible assets	13	(1,154,588)	(1,029,706)	(872,749)
Intangible assets	15	(328,051)	(460,311)	(489,380)
Provisions (net)		(2,724,742)	(4,001,294)	(2,036,237)
Impairment losses on financial assets (net)		(13,301,445)	(13,633,989)	(11,271,605)
Loans and receivables	6&10.c	(13,389,834)	(13,110,319)	(11,193,571)
Other financial instruments not measured at fair value through profit or loss		88,389	(523,670)	(78,034)
Impairment losses on other assets (net)		(114,321)	(1,220,645)	3,751
Other intangible assets	15	(5,838)	(679,254)	(5,123)
Other assets		(108,483)	(541,391)	8,874

Gains (losses) on disposal of assets not classified as non-current assets held for sale	43	3,816	780,615	86,846

Gains (losses) on non-current assets held for sale not classified as discontinued operations	44	87,073	50,493	14,636
Operating Profit Before Tax		16,383,902	(3,215,718)	6,443,329
Income taxes	25	(8,918,984)	13,049,544	(735,553)
Consolidated Profit for the Year		7,464,918	9,833,826	5,707,776
Profit attributable to the Parent		7,334,563	9,783,740	5,630,023
Profit attributable to non-controlling interests	28	130,355	50,086	77,753

Earnings Per Share (Brazilian Reais)	30

Basic earnings per 1,000 shares (Brazilian Reais)
Common shares		929.93	1,236.96	709.69
Preferred shares		1,022.92	1,360.66	780.66
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares		929.03	1,235.79	709.40
Preferred shares		1,021.93	1,359.36	780.34
Net Profit attributable - Basic (Brazilian Reais)
Common shares		3,560,288	4,748,896	2,733,205
Preferred shares		3,774,275	5,034,844	2,896,818
Net Profit attributable - Diluted (Brazilian Reais)
Common shares		3,560,222	4,748,810	2,733,184
Preferred shares		3,774,341	5,034,930	2,896,839

Weighted average shares outstanding (in thousands) - Basic
Common shares		3,828,555	3,839,159	3,851,278
Preferred shares		3,689,696	3,700,299	3,710,746
Weighted average shares outstanding (in thousands) - Diluted
Common shares		3,832,211	3,842,744	3,852,823
Preferred shares		3,693,352	3,703,884	3,712,291

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Thousands of Brazilian Reais - R$)

	2016	2015	2014

Consolidated Profit for the Year	7,464,918	9,833,826	5,707,776

Other Comprehensive Income that will be reclassified subsequently to profit or loss when specific conditions are met:	3,725,565	(3,069,317)	720,473
Available-for-sale financial assets	3,311,607	(2,718,709)	545,239
Valuation adjustments - Gains / (Losses)	5,458,735	(4,155,414)	841,725
Amounts transferred to income statement	82,638	46,859	(39,746)
Income taxes	(2,229,766)	1,389,846	(256,740)
Cash flow hedges	413,958	(350,608)	175,234
Valuation adjustments	761,423	(842,073)	278,645
Amounts transferred to income statement	1,580	144,196	26,597
Income taxes	(349,045)	347,269	(130,008)
Net investment hedge	634,207	(791,228)	(181)
Net investment hedge	1,209,338	(1,460,720)	(301)
Income taxes	(575,131)	669,492	120
Exchange on investments Abroad	(634,207)	791,228	181
Exchange on investments Abroad	(634,207)	791,228	181

Other Comprehensive Income that will not be Reclassified to net Income:	(941,833)	739,706	(549,089)
Defined benefits plan	(941,833)	739,706	(549,089)
Defined benefits plan	(1,568,122)	1,186,862	(912,636)
Income taxes	626,289	(447,156)	363,547

Total Comprehensive Income	10,248,650	7,504,215	5,879,160

Attributable to the parent	10,118,295	7,454,129	5,801,407
Attributable to non-controlling interests	130,355	50,086	77,753
Total Comprehensive Income	10,248,650	7,504,215	5,879,160

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Thousands of Brazilian Reais - R$)

		Stockholders´ Equity Attributable to the Parent												Non- controlling Interests	Total Stockholders' Equity
									Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total	Available- for-sale Financial Assets	Defined Benefit Plans	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total
Balances at December 31, 2013		62,634,585	17,673,134	(291,707)	-	5,723,494	(2,400,000)	83,339,506	(471,947)	(1,332,261)	702,168	(871,265)	81,366,201	289,101	81,655,302

Total comprehensive income		-	-	-	-	5,630,023	-	5,630,023	545,239	(549,089)	181	175,053	5,801,407	77,753	5,879,160
Appropriation of net profit for the year		-	5,723,494	-	-	(5,723,494)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	29.b	-	(2,400,000)	-	-	-	870,000	(1,530,000)	-	-	-	-	(1,530,000)	-	(1,530,000)
Share based payments	41.b	-	(89,339)	-	-	-	-	(89,339)	-	-	-	-	(89,339)	-	(89,339)
Treasury shares	29.d	-	-	(153,748)	-	-	-	(153,748)	-	-	-	-	(153,748)	-	(153,748)
Capital restructuring		(5,828,201)	(185,312)	(46)	-	-	-	(6,013,559)	-	-	-	-	(6,013,559)	-	(6,013,559)
Results of treasury shares	29.d	-	(4,926)	-	-	-	-	(4,926)	-	-	-	-	(4,926)	-	(4,926)
Option for Acquisition of Equity Instrument		-	-	-	(950,000)	-	-	(950,000)	-	-	-	-	(950,000)	-	(950,000)
Other		-	(122,916)	-	-	-	-	(122,916)	-	-	-	-	(122,916)	13,319	(109,597)
Balances at December 31, 2014		56,806,384	20,594,135	(445,501)	(950,000)	5,630,023	(1,530,000)	80,105,041	73,292	(1,881,350)	702,349	(696,212)	78,303,120	380,173	78,683,293

Total comprehensive income		-	-	-	-	9,783,740	-	9,783,740	(2,718,709)	739,706	791,228	(1,141,836)	7,454,129	50,086	7,504,215
Appropriation of net profit for the year		-	5,630,023	-	-	(5,630,023)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	29.b	-	(1,530,000)	-	-	-	(4,670,000)	(6,200,000)	-	-	-	-	(6,200,000)	-	(6,200,000)
Share based payments	41.b	-	160,916	-	-	-	-	160,916	-	-	-	-	160,916	-	160,916
Treasury shares	29.d	-	-	(246,975)	-	-	-	(246,975)	-	-	-	-	(246,975)	-	(246,975)
Capital restructuring		-	-	(50)	-	-	-	(50)	-	-	-	-	(50)	-	(50)
Treasury shares income	29.d	-	(3,918)	-	-	-	-	(3,918)	-	-	-	-	(3,918)	-	(3,918)
Option for Acquisition of Equity Instrument	4.c	-	-	-	(67,000)	-	-	(67,000)	-	-	-	-	(67,000)	(240,000)	(307,000)
Cancellation of Shares		-	(268,573)	268,573	-	-	-	-	-	-	-	-	-	-	-
Other	29.a	193,616	(193,616)	-	-	-	-	-	-	-	-	-	-	244,803	244,803
Balances at December 31, 2015		57,000,000	24,388,967	(423,953)	(1,017,000)	9,783,740	(6,200,000)	83,531,754	(2,645,417)	(1,141,644)	1,493,577	(1,838,048)	79,400,222	435,062	79,835,284

Total comprehensive income		-	-	-	-	7,334,563	-	7,334,563	3,311,607	(941,833)	(634,207)	1,048,165	10,118,295	130,355	10,248,650
Appropriation of net profit for the year		-	9,783,740	-	-	(9,783,740)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	29.b	-	(6,200,000)	-	-	-	950,000	(5,250,000)	-	-	-	-	(5,250,000)	-	(5,250,000)
Share based payments		-	(35,463)	-	-	-	-	(35,463)	-	-	-	-	(35,463)	-	(35,463)
Treasury shares	29.d	-	-	(90,031)	-	-	-	(90,031)	-	-	-	-	(90,031)	-	(90,031)
Capital restructuring		-	-	(50)	-	-	-	(50)	-	-	-	-	(50)	-	(50)
Treasury shares income	29.d	-	(11,574)	-	-	-	-	(11,574)	-	-	-	-	(11,574)	-	(11,574)
Other		-	(44,344)	-	-	-	-	(44,344)	-	-	-	-	(44,344)	160,087	115,743
Balances at December 31, 2016		57,000,000	27,881,326	(514,034)	(1,017,000)	7,334,563	(5,250,000)	85,434,855	666,190	(2,083,477)	859,370	(789,883)	84,087,055	725,504	84,812,559

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Thousands of Brazilian Reais - R$)

	Note	2016	2015	2014
1. Cash Flows From Operating Activities
Consolidated profit for the year		7,464,918	9,833,826	5,707,776
Adjustments to profit		24,068,364	(1,555,376)	11,036,674
Depreciation of tangible assets	13	1,154,588	1,029,706	872,749
Amortization of intangible assets	15	328,051	460,311	489,380
Impairment losses on other assets (net)		114,321	1,220,645	(3,751)
Provisions and Impairment losses on financial assets (net)		16,026,187	17,635,283	13,307,842
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(90,889)	(831,108)	(101,482)
Share of results of entities accounted for using the equity method	12	(47,537)	(116,312)	(91,096)
Changes in deferred tax assets and liabilities	25.d	5,343,885	(9,417,913)	(2,055,872)
Monetary Adjustment of Escrow Deposits		(749,040)	(650,314)	(433,296)
Recoverable Taxes		(215,228)	(985,776)	(332,265)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		2,289,849	(2,106,652)	(521,270)
Others (1)		(85,823)	(7,793,246)	(94,265)
Net (increase) decrease in operating assets		(56,779,768)	(79,770,025)	(89,899,611)
Balance with the Brazilian Central Bank		(24,156,755)	(35,884,381)	2,063,056
Financial assets held for trading		(34,320,260)	5,476,872	(25,794,816)
Other financial assets at fair value through profit or loss		457,419	(1,607,210)	223,568
Available-for-sale financial assets		10,127,344	(16,354,040)	(29,116,008)
Loans and receivables		(10,121,085)	(30,420,173)	(38,070,720)
Held to maturity investments		49,075	318,169	-
Other assets		1,184,494	(1,299,262)	795,309
Net increase (decrease) in operating liabilities		36,235,208	76,687,887	69,113,699
Financial liabilities held for trading		9,232,101	22,817,977	6,010,910
Financial liabilities at amortized cost		25,685,022	53,503,471	61,706,449
Other liabilities		1,318,085	366,439	1,396,340
Paid taxes	25.a	(4,240,115)	(1,170,020)	(573,684)
Total net cash flows from operating activities (1)		6,748,607	4,026,292	(4,615,146)

2. Cash Flows From Investing Activities
Investments		(1,945,372)	(2,136,002)	(3,503,603)
Increase / Acquisition of Investments in subsidiaries		(3,105)	-	(1,085,470)
Tangible assets		(873,140)	(1,070,288)	(1,838,284)
Intangible assets		(670,576)	(710,176)	(579,849)
Acquisition of subsidiary, less net cash in the acquisition		(392,998)	-	-
Non - current assets held for sale	11	(10,462)	(355,538)	-
Change in the scope of consolidation	4	4,909	-	-
Disposal		677,088	1,375,167	347,048
Net cash received from disposal of subsidiaries		-	857,830	-
Capital reduction of investee in joint control	12.b	76,860	-	-
Subsidiaries, jointly controlled entities and associates	3	-	-	55,493
Tangible assets	13&43	42,226	55,220	216,750
Non - current assets held for sale	11&43	208,232	317,321	-
Acquisition of subsidiary, less net cash in the acquisition		-	59	-
Dividends and interest on capital received		349,770	144,737	74,805
Total net cash flows from investing activities (2)		(1,268,284)	(760,835)	(3,156,555)

3. Cash Flows From Financing Activities
Capital Reduction	29.e	-	-	(6,000,000)
Issuance of Debt Instruments Eligible to Compose Capital	21	-	-	6,000,000
Payment of Debt Instruments Eligible to Compose Capital	21	(701,671)	(609,035)	(291,241)
Own shares Acquisition	29	(90,031)	(247,025)	(167,307)
Issuance of other long-term financial liabilities	19	50,313,469	72,936,057	53,187,121
Dividends paid and interest on capital		(3,210,762)	(3,992,956)	(2,196,101)
Payments of subordinated liabilities	20	(8,362,652)	(216,075)	(2,495,283)
Payments of other long-term financial liabilities	19	(56,164,769)	(63,516,234)	(55,388,115)
Increase/ Decrease in non-controlling interests		23,909	4,803	13,319
Total net cash flows from financing activities (3)		(18,192,507)	4,359,535	(7,337,607)
Exchange variation on Cash and Cash Equivalents (4)		(2,289,849)	2,106,652	521,270
Net Increase in Cash (1+2+3+4)		(15,002,033)	9,731,644	(14,588,038)
Cash and cash equivalents at beginning of year		33,131,614	23,399,970	37,988,008
Cash and cash equivalents at end of year		18,129,581	33,131,614	23,399,970

Cash and cash equivalents components
Cash	5	4,445,940	7,141,137	9,786,013
Loans and other	6	13,683,641	25,990,477	13,613,957
Total of cash and cash equivalents		18,129,581	33,131,614	23,399,970

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale	11	834,903	293,440	337,840
Dividends and interest on capital declared but not paid	29.b	4,750,000	3,000,000	690,000
Supplemental information
Interest received		75,818,511	70,566,274	58,461,650
Interest paid		46,051,070	37,912,698	31,004,745

(1) In 2015 includes mainly the effect noted in footnote 25.a.

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

1. Introduction, basis of presentation of the consolidated financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Group (Conglomerate Santander) towards the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the Bank also operates in the payment institution, leasing, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them, they are conducted in the normal course of business and under commutative conditions.

The consolidated financial statements for the year ended on December 31, 2016, 2015 and 2014 were authorized for issue by the Board of directors at the meeting held on February 24, 2017.

b) Basis of presentation of the consolidated financial statements

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC). All the relevant information specific to Banco Santander's financial statements, and only these, are being evidenced, and correspond to those used by Banco Santander in its management.

Adoption of new standards and interpretations

The Bank has adopted all standards and interpretations that became effective up to January 1, 2016. The following standards and interpretations are applicable to the Bank and had no effect on the financial statements:

• Amendment IFRS 11 - Business Jointly - The amendment establishes accounting methods for the acquisition of joint ventures and joint operations which constitute an business, as established methodology in the IFRS 3 - Business Combinations. Effective for years beginning on January 1, 2016.

• Amendment to IAS 1 - Presentation of Financial Statements - The amendments are related to materiality concepts, order of notes, subtotals, accounting policies and breakdown. Effective for years beginning on January 1, 2016.

• Amendments to IFRS 10 - Consolidated Financial Statements and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - These amendments establish that a gain or loss must be recognized for the full amount when the transaction involves assets that constitute a business (whether the business is housed in a subsidiary or not). When the transaction involves assets that do not constitute a business, a partial gain or loss is recognized, even if these assets are housed in a subsidiary. Effective for years beginning on January 1, 2016.

• Amendment to IAS 16 - Tangible assets and IAS 38 - Intangible Assets - The amendment clarifies the principle basis for depreciation and amortization as the expected pattern of consumption of future economic benefits of the asset. Effective for years beginning on January 1, 2016.

•	Annual Improvements of IFRS

Improvements to IFRSs, 2012-2014 cycle (obligatory for reporting annual periods, that beginning on 1 January 2016) - These improvements introduce minor amendments to IFRS 5 - Non- current Assets Held for Sale and Discontinued Operations, IFRS 7 - Financial Instruments, IAS 19 - Employee Benefits and IAS 34 - Interim Financial Reporting.

The amendments to IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations - Address the circumstances in which an entity reclassifies an asset (or disposal group) from held for sale to held for distribution (or vice versa).The amendments clarify that this change must be considered as a continuation of the original disposal plan and therefore the requirements of IFRS 5 relating to alteration of the sales plan are not applicable. The amendments also clarify the guidance regarding discontinuation of accounting "held for distribution".

The amendments to IFRS 7 - Financial Instruments, provide clarification on whether servicing agreements constitute continuing involvement for the purpose of the transfer disclosures.

The amendments to IAS 19 - Employee Benefits, clarify that the rate used to discount post-retirement benefit obligations must be determined based on market yields at the end of the reporting period with respect to corporate bonds of high quality. The evaluation of the depth of a market for corporate bonds of high quality must be the level of the currency (i.e., the same currency in which the benefits will be paid). For currencies for which there are no high liquidity for these corporate bonds of high quality market, must be based on the market yields on government securities denominated in that currency at the end of the reporting period.

The amendments to IAS 34 - Interim Financial Reporting, were made to clarify the meaning of disclosure of information "elsewhere in the interim financial report" and to require the inclusion of a cross-reference from the interim financial statements to the location of this information.

Changes arising from IFRS Update cycles, did not produce a material impact on the financial statements of the Bank.

Standards and Interpretations that became effective after December 31, 2016

Lastly, at the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively come into force after December 31, 2016 had not yet been adopted by the Bank:

• IFRS 9, Financial Instruments (mandatory for annual reporting periods beginning on or after 1st January 2018) issued in July 2014, the International Accounting Standards Board (IASB) approved the IFRS 9, to replace IAS39 – Financial instruments: establishing the requirements for the recognition and measurement of financial instruments to be applied as from January 2018.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

1. Model proposed by IFRS 9

The main new developments of the standard are as follows:

1.a) Classification of financial instruments

The criterion for classifying financial assets will depend both on their business management model and the features of the contractual flows. Consequently, the asset will be measured at i) amortized cost, at ii) fair value with changes in equity, or at iii) fair value with changes in profit/loss for the period. IFRS 9 also establishes the option of designating an instrument at fair value with changes in P/L under certain conditions.

The main activity of Banco Santander is the concession of retail banking operations and does not concentrate its exposure on complex financial products and the Bank is currently implementing an analysis of its portfolios in order to identify and classify the financial instruments into their corresponding portfolio under IFRS 9 and identify existing business models.

Based on current analysis, the Bank has not significant differences with respect to the composition of the portfolios until 2018 are expected, it is considered that there will be no significant changes with respect to the classification that was being carried out under pre-existing regulation:

• Financial assets classified as Loans and Advances and Held-to-Maturity under IAS 39 will generally be classified into amortized cost.

• Available for sale debt instruments will generally continue to be classified into fair value with changes in other comprehensive income, unless cash flows features imply its classification into other portfolio.

• Available for sale equity instruments will be classified into fair value, and depending on the nature of the investment, their variations will be recorded in the income statement or in other comprehensive income (irrevocably).

• Financial instruments currently classified into fair value through profit or loss will generally continue to be classified into this category, not expecting reclassifications.

1.b) Credit risk impairment model

The most important new development compared with the current model is that the new accounting standard introduces the concept of expected loss, whereas the current model (IAS 39) is based on incurred loss.

Scope of application

The IFRS 9 asset impairment model is applicable to financial assets classified in categories at amortized cost, to debt instruments valued at fair value through other comprehensive income, to leasing receivables, and to contingent risks and commitments not valued at fair value e availability of credit lines.

Classification of financial instruments by phases

The financial instruments portfolio for impairment purposes will be divided into three categories, depending on the phase each instrument has with regard to its credit risk:

- Stage 1: a financial instrument is in phase 1 when there has been no significant increase in its risk since it was initially registered. If applicable, the valuation correction for losses will amount to the possible credit expected losses arising from possible defaults with ta period of 12 months following the reporting date.

- Stage 2: if there has been a significant increase in risk since the date in which the instrument was initially registered, but the impairment has not actually materialized, then the financial instrument will be included in this stage. In this case, the amount of the valuation correction for losses will be the expected losses owing to defaults throughout the residual life of the financial instrument. In order to assess the significant increase in credit risk, both quantitative indicators used in the ordinary credit risk management and other qualitative variables such as the forbearance flag for not impaired exposures or the facilities are included in a special debt sustainability agreement shall be taken into account.

- Stage 3: a financial instrument will be included in this phase when it is considered to be effectively impaired. In this case, the amount of the valuation correction for losses will be the expected credit risk losses throughout the residual life of the financial instrument.

Impairment estimation methodology

Expected loss is measured using the following factors:

- Exposure at Default (EAD): is the amount of the transaction exposed to credit risk including the ratio of current undrawn exposure that could be drawn at default. Developed models incorporate hypotheses considering possible modifications in the payment schedule.

- Probability of Default (PD): is the likelihood that a counterparty will fail to meet its obligation to pay principal or interest. For the purposes of IFRS 9, this will consider both PD-12 months, which is the probability of the financial instrument entering default within the next 12 months, and also lifetime PD, which is the probability of the transaction entering into default between the reporting date and the transaction’s residual maturity date. Future information of relevance is considered to be needed to estimate these parameters, according to the standard.

- Loss Given Default (LGD): is the loss produced in the event of default. In other words, this reflects the percentage of exposure that could not be recovered in the event of a default. It depends mainly on the ability to demand additional collateral, which is considered as credit risk mitigants associated with each financial asset, and the future cash flows that are expected to be recovered. According to the standard, forward-looking information must be taken into account in the estimation.

- Discount rate: the rate applied to the future cash flows estimated during the expected life of the asset, and which is equal to the net present value of the financial instrument at its carrying value. When calculating the discount rate, expected losses for default when estimating future cash flows are not generally taken into account, except in cases in which the asset is considered to be impaired, in which case the interest rate applied will take into account such losses, and it will be known as the effective interest rate adjusted for credit risk.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

In order to estimate the above parameters, the Bank has applied on its experience in developing internal models for the estimation of parameters both for regulatory and management purposes.

Use of present, past and future information

Apart from using present and past information, the Bank currently uses forward-looking information in internal management and regulatory processes, considering several scenarios. In this sense, the Bank will re-use its experience in the management of such information and maintain consistency with the information used in the other processes.

1.c) Accounting of hedges

IFRS 9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements, and to bring hedge accounting in line with risk management, so allowing there to be a greater variety of derivative financial instruments which may be considered to be hedging instruments.

However, the Bank (at the moment) decided to keep its Hedge Accounting hedges in line with the accounting guidelines established in IAS 39, having seen the pronouncement provided by the Board of the IASB.

Once the analysis of the advantages and disadvantages of the proposal is completed, the Bank shall make its decision for hedge accounting under IFRS 9.

2. IFRS 9 implementation strategy

The Santander Spain Group together with its subsidiaries has established a global work stream with the aim of adapting its processes to the new classification standards for financial instruments, accounting of hedges and estimating credit risk impairment, so that such processes are applicable in a uniform way for all Bank units, and, at the same time, can be adapted to each unit’s individual features.

Accordingly, the Bank is working towards defining an objective internal model and analyzing all the changes which are needed to adapt accounting classifications and credit risk impairment estimation models in force in each unit to the previous definitions.

In principle, the governance structure currently implemented at both corporate level and in each one of the units, complies with the requirements set out in the new standards.

The project’s main phases and milestones

During this exercise, the Bank has successfully completed the design and development phase of the implementation plan. The major milestones achieved include the definition of functional requirements as well as the design of an operational model adapted to the requirements of IFRS 9. At the IT environment, the technological needs have been identified as well as the necessary adaptations to the existing control environment.

The Bank is currently in the implementation phase of the models and requirements defined. The objective of the Bank at this stage is to ensure an efficient implementation, optimizing its resources as well as the designs elaborated in previous stages.

Once the implementation phase is completed, the Bank will test the effective performance of the model through several simulations and ensuring that the transition to the new operating model meets the objectives established in the previous phases. This last stage includes the parallel execution of the provisions calculation.

• IFRS 15 - Revenue from Customers Contracts : The standard was issued in May 2014 and applies to an annual reporting period beginning on January 1, 2018. The standard specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides five basic principles to be applied to all contracts with customers, which are: i) identify the contract with the customer; ii) identify the implementing obligations under the contract; iii) determine the transaction price; iv) allocate the transaction price to performance obligations; and v) recognize revenue at the moment (or the extent to which) the entity carrying out an obligation of execution.

• IFRS 16 - Leases Contracts - The standard was issued in January 2016 and the effective date after January 1st, 2019. This standard contains a new approach to lease accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by leases.

• Amendment to IFRS 2 - Share-based payment – The standard was issued in June 2016, and the effective date after January,1st 2017. This standard is intended to clarify the accounting for a share-based payment according to officials in situations in which the financial settlement award is canceled and replaced by a new award that its market value is higher than the original.

The potential impacts of changes in force from 2017 are under review by the Bank, which should be completed by the entry into force of the standard.

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

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, revenues, expenses, and disclosure notes.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c.1) Critical estimates

The estimates and critical assumptions that have the most significant impact on the carrying amounts of certain assets, liabilities, revenues and expenses and the disclosure of explanatory notes, are described below:

i. Allowance for loan losses

The carrying amount of impaired financial assets is adjusted by recording a provision for losses on debts of "Impairment Losses on Financial Assets (Net) - Loans and Receivables" in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decrease and it can be related objectively to an event of recovery.

To determine the balance of “Provision for Impairment Losses”, Banco Santander first assesses whether there is objective evidence of impairment loss individually for financial assets that are significant, and individually or collectively for financial assets that are not significant.

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

For further details see Note 2.i.

ii. Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

The current income tax expense is calculated by sum of the current tax, social contribution, pis and cofins resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carry forwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carry forwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

The deferred tax assets and liabilities recognized are reassessed at each balance sheets date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed. Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and based on technical study.

For more details see note 2.aa

iii. Fair value measurement of certain financial instruments

Financial instruments are initially recognized at fair value, which is considered equivalent to the transaction price, until proven otherwise, and those that are not measured at fair value through profit are adjusted by the transaction costs.

Financial assets and liabilities are subsequently measured at each period-end by using valuation techniques. This calculation is based on assumptions, which take into account management's judgment based on existing information and market conditions at the date of financial statements.

Banco Santander classifies fair value measurements using a fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments between Level I, II or III.

Notes 2.e & 48.c8 present the sensitivity analysis and accounting policies for Financial Instruments, respectively.

iv. Post-employment benefits

The defined benefit plans are recorded based on an actuarial study, conducted annually by specialized company, at the end of each year to be effective for the subsequent period and are recognized in income in "Interest expense and similar Charges" and "Provisions (net)".

The present value of the defined benefit obligation is the present value without any assets deductions of expected future payments required to settle the obligation resulting from employee service in the current and past periods.

Notes 2 & 23.iii present the sensitivity analysis and accounting policies for Post-employment benefits, respectively.

v. Provisions, contingent assets and liabilities

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

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

For more details see note 2.r

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

vi. Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, if any indication of impairment of assets.

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, we estimate cash flow for a period of 5 years. We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among other, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by independent research company or whenever there is evidence of reduction to its recoverable amount, which is reviewed annually or whenever there is an evidence of reduction on its recoverable value and approved by the Executive Board.

For additional details see note 14.

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

Profit or loss and each component of Other Comprehensive Income are attributed to the owners of the Bank and to the non-controlling interests even if the effect is attributed to non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interest even if this generates a negative balance for non-controlling interests. All transactions, balances, income and expenses between the companies of the Santander Group are eliminated in the consolidated financial statements.

Changes in the Bank’s interest in a subsidiary that do not result in loss of control are accounted for as equity transactions. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Bank loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Amounts previously recognized in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to profit or loss or transferred directly to retained earnings) in the same manner as would be required if the relevant assets or liabilities are disposed of. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the costs on initial recognition of an investment in an associate or jointly controlled entity.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

ii. Interests in joint ventures (jointly controlled entities) and associates

Joint ventures mean interests in entities that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“ventures”) acquire interests in entities (jointly controlled entities) or carry out transactions or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the ventures.

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating policy decisions of the investee) but it does not control or has joint control over those policies.

In the consolidated financial statements, interest in joint ventures and investments in associates are accounted for using the equity method, i.e. at the Bank’s share of net assets of the investee, after taking into account the dividends received from capital reductions and other related transactions. In the case of transactions with an associate, the related profits or losses are eliminated to the extent of the Bank’s investment in the associate. Relevant information regarding companies accounted for under the equity method by the Bank is provided in note 12.

iii. Business combinations, acquisitions and disposals

A business combination is the combination of two or more separate entities or economic units into one single entity or group of entities and is accounted for in accordance with IFRS 3 - “Business Combinations”.

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

• The excess of the acquisition cost over the fair values of the identifiable net assets acquired are recognized as goodwill (note 14). The excess of fair values of the identifiable net assets over the acquisition cost is bargain purchase gain and is recorded as income on the date of acquisition.

Also, note 4 below includes a description of the most significant transaction carried out in 2016, 2015 and 2014.

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

The following transactions are not treated for accounting purposes as financial instruments:

• Investments in subsidiaries, jointly controlled entities and associates (note 3&12).

• Rights and obligations under employee benefit plans (note 23).

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

Available-for-sale financial assets are stated at fair value. This category includes debt instruments not classified as “Held-to-maturity investments”, “Loans and receivables” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”. Gains and losses arising from changes in fair value are recognized in "Equity" in the line item "Valuation Adjustment" with the exception of cumulative losses for non-recovery, which are recognized in profit or loss. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in "Equity - Valuation Adjustments" is reclassified to profit or loss.

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

• Deposits from credit institutions: deposits of any nature, including Borrowings and On endings and money market funding received from credit institutions.

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

The relevant details of these issued instruments are described in note 21.

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

"Fair value" is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The most objective and ordinary reference to fair value of a financial instrument are the price would be paid for a financial instrument on significative and transparent market. ("market price")

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, according to the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

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

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are written-off, whereupon they are charged to the consolidated income statement.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

iv. Hedging transactions

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

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecasted transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

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

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized until maturity.

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

f) Settlement of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1. If the Bank transfers substantially all the risks and rewards to third parties-unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2. If the Bank retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a. An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b. The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.

3. If the Bank neither transfers or retains substantially all the risks and rewards associated with the transferred financial asset - sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

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

The following table provides details of financial assets and liabilities subject to offsetting at December 31, 2016, 2015 and 2014:

In thousands of Reais			2016

		Financial assets	Financial assets
Assets:	Financial assets, gross	offset in the balance sheet, gross	offset in the balance sheet, net
Derivatives	16,510,517	-	16,510,517
Repurchase agreements	47,424,919	-	47,424,919

		Financial liabilities	Financial liabilities
Liabilities:	Financial liabilities, gross	offset in the balance sheet, gross	offset in the balance sheet, net
Derivatives	11,913,799	-	11,913,799
Repurchase agreements	126,048,442	-	126,048,442

In thousands of Reais			2015

	Financial assets, gross	Financial assets	Financial assets
Assets:		offset in the balance sheet, gross	offset in the balance sheet, net
Derivatives	26,250,362	-	26,250,362
Repurchase agreements	31,987,323	-	31,987,323

		Financial liabilities	Financial liabilities
Liabilities:	Financial liabilities, gross	offset in the balance sheet, gross	offset in the balance sheet, net
Derivatives	24,716,959	-	24,716,959
Repurchase agreements	115,003,783	-	115,003,783

In thousands of Reais			2014

		Financial assets	Financial assets
Assets:	Financial assets, gross	offset in the balance sheet, gross	offset in the balance sheet, net
Derivatives	8,727,688	-	8,727,688
Repurchase agreements	24,887,260	-	24,887,260

		Financial liabilities	Financial liabilities
Liabilities:	Financial liabilities, gross	offset in the balance sheet, gross	offset in the balance sheet, net
Derivatives	9,178,262	-	9,178,262
Repurchase agreements	97,113,281	-	97,113,281

On December 31, 2016, 2015 and 2014, the Bank has no financial instruments that meet the conditions for recognition on a net basis.

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

In some cases the observable data required to estimate the amount of an impairment loss on a financial asset may be limited or no longer fully relevant to current circumstances.

In such cases, an entity uses its experienced judgment to estimate the amount of any impairment loss. Similarly an entity uses its experienced judgment to adjust observable data for a group of financial assets to reflect current circumstances.

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

• Loss identification period, or “LIP,” is the time period between the occurrence of a loss event and the identification of an objective evidence of this loss. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of such loss.

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

When there is objective evidence that the aforementioned differences are due to a prolonged decline in fair value, they are no longer recognized in equity and are reclassified, at the cumulative amount at that date, to the consolidated income statement. Losses from a prolonged decline in fair value relating to an investment in equity instruments are not reversed in subsequent periods.

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

m) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets and the average interest rates at 2016, 2015 and 2014 year-end is provided in note 45-d.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

o) Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or software development. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured deducting any accumulated amortization and any accumulated impairment losses.

i. Goodwill

In the acquisition and/or merger of investment in subsidiary, any difference between the investment cost and the investor's share in net fair value of assets, liabilities and contingent liabilities of the investee (subsidiary or affiliate) is accounted for in accordance with IFRS 3 "Business Combination ".

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

In the case of a business combination achieved in stages, prior interest in the acquire is measured again at fair value at acquisition date when control of the acquire is obtained.

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

The Bank assesses at the end of each period, if there is any indication that the items of intangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the net realizable value. After identifying any reduction in impairment loss, it is adjusted to reach its fair value.

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

The Bank uses the value in use of customer relationship as a basis for measuring the impairment since it is not reasonably possible to determine the net value of sales, because there is no basis for making a reliable estimate of the value to be obtained by selling the asset in a transaction at cumulative basis, between knowledgeable, willing parties. The value in use of customer lists acquired related to the purchase of the "payroll" will be determined individually. An analyses that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows is prepared by the business areas. Quarterly, these analyses are reviewed based on the actual cash flows of each business (value in use), which are compared with the carrying amount, checking whether there is a need to record a loss on non-recoverability.

q) Liabilities for insurance contracts

The liabilities for insurance contracts are comprised substantially by mathematical provisions for current and future benefits (PMBaC and PMBC). Insurance contracts are contracts under which the Bank accepts a significant risk, other than a financial risk, from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which the policyholder will be adversely affected.

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. Contracts that have been classified as insurance are not reclassified subsequently. The liability is derecognized when the contract expires or is cancelled.

All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts. Investment assumptions are either determined by the local regulator and based on management’s future expectations. In the latter case, the anticipated future investment return is set by management, considering the available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities, is the annual long-term growth rate of the underlying assets.

At each balance sheets date an assessment is made of whether the provisions for Mathematical provisions are adequate.

In the years ended December 31, 2016, 2015 and 2014, as determined by IFRS 4 and subsequent amendments, the adequacy of the technical provisions constituted were evaluated through Liability Adequacy Test (LAT).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

In December 31, 2016, the LAT indicated the need for the additional constitution of technical provisions amounted to R$85,395 (2015 - R$57,523) for Indemnity Funds for Benefit (FGB) plans.

r) Provision for contingent assets and liabilities

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success, the amounts are fully recognized in the financial statements. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the outflows of resources and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits, the legal opinion of the internal and external advisors, based on the best available information. For provisions for which the risk of loss is possible, are not recorded and the information is disclosed in the financial statements (Note 24.h.) and for those for which the risk of loss is remote, no disclosure is required. On the favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements, to file a rescission action within a period determined by current legislation.

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

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

ii. Commissions, fees and similar items

Fees and commission income and expenses are recognized in income using criteria that vary according to their nature (note 36). The main criteria are as follows:

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

Certain 2014 and 2015 (notes 36 and 37) fee and commission income and expense related to the business activities of the subsidiary Getnet S.A., acquired in 2014, have been reclassified to conform to the 2016 presentation.

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

The provisions made for these transactions are recognized under “Provisions - Provisions for contingent liabilities, commitments and other provisions” in the consolidated balance sheets (note 24).

If a specific provision is required for financial guarantees, the related unearned commissions are recognized under “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheets are reclassified to the appropriate provision.

v.2) Guarantees and Credit Risk Mitigation Policy

Banco Santander controls the credit risk through the use of collateral in its operations. Each business unit is responsible for credit risk management and formalizes the use of collateral in its lending policies.

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

w) Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented in the consolidated balance sheets. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 45-b contains information on the third-party assets managed by the Bank.

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

Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 23 For this type of plan, the sponsoring entity's obligation is to provide the benefits agreed with employees, assuming the potential actuarial risk that benefits will cost more than expected.

For defined benefit plan, the amendment of IAS 19 established fundamental changes in the accounting for and disclosure of employee post-employment benefits such as removing the corridor approach in the accounting for the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

In addition, it occurs full recognition of liabilities on account of actuarial losses (actuarial deficit) not recognized previously, in contrast to the stockholders’ equity (Other Comprehensive Income).

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

y) Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees considered as those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights relating to the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (note 23).

z) Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

aa) Income taxes (IRPJ), Social Contribution (CSLL), Social Integration Program (PIS) and Tax for Social Security Financing (COFINS)

Income tax is calculated at the rate of 15% plus a surcharge of 10% levied on the profit, after adjustments determined by tax legislation. The social contribution (CSLL) is calculated at the rate of 20% for financial institutions (15% up to August 2015) and 9% for other companies, levied on the profit, after considering the adjustments determined by tax legislation. The CSLL rate for financial institutions, legal persons of private insurance and capitalization was increased from 15% to 20% for the fiscal period between September 1, 2015 and December 31, 2018, pursuant to Law 13,169/2015 (a result of the conversion into law of Provisional Measure 675/2015).

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

Tax liabilities includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carry forwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carry forwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

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

Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and based on technical study, as shown in Note 25.

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

3. Basis of consolidation

Below are highlight the controlled entities and investment funds included in the consolidated financial statements of Banco Santander. Similar information regarding companies accounted for under the equity method by the Bank is provided in Note 12.

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.			Participation %
	Activity	Direct	Direct and Indirect
Banco Bandepe S.A.	Bank	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	78.57%	99.99%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Buying club	100.00%	100.00%
Santander Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%
Santander Brasil Advisory Services S.A.	Other Activities	96.58%	96.58%
Atual Companhia Securitizadora de Créditos Financeiros	Securitization	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	99.99%	100.00%
Santander Participações S.A.	Holding	100.00%	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet S.A.) (1)	Payment Institution	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	100.00%	100.00%
Santander Brasil EFC	Financial	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	Insurance Broker	60.65%	60.65%
Controlled by Santander Serviços
Webcasas S.A.	Other Activities	-	100.00%
Controlled by Getnet S.A.
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	-	100.00%
Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	-	100.00%
Evidence Previdência S.A.	Social Securities	-	100.00%
Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super) (2)	Other Activities	-	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (Current Company Name of Banco Bonsucesso Consignado) (3)	Bank	-	60.00%
Banco PSA Finance Brasil S.A. (6)	Bank	-	50.00%
Controlled by Olé Consignado (Current Company Name of Banco Bonsucesso Consignado)
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	-	100.00%
Bonsucesso Tecnologia Ltda (Current Company Name of BSI Informática Ltda.)	Other Activities	-	100.00%
Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil S.A (Current Company Name of PSA Finance Arrendamento Mercantil S.A) (6)	Leasing	-	100.00%
Controlled by Santander Participações
BW Guirapá I S.A. (4)	Holding	-	86.81%
Controlled by BW Guirapá I S.A. (4)
Central Eólica Angical S.A. (4)	Wind Energy	-	100.00%
Central Eólica Caititu S.A. (4)	Wind Energy	-	100.00%
Central Eólica Coqueirinho S.A. (4)	Wind Energy	-	100.00%
Central Eólica Corrupião S.A. (4)	Wind Energy	-	100.00%
Central Eólica Inhambu S.A. (4)	Wind Energy	-	100.00%
Central Eólica Tamanduá Mirim S.A. (4)	Wind Energy	-	100.00%
Central Eólica Teiu S.A. (4)	Wind Energy	-	100.00%

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Participation %
Directly and Indirectly controlled by Banco Santander (Brasil) S.A.	Activity	Direct	Direct and Indirect
Santander FIC FI Contract I Referenciado DI	Investment Fund	-	(a)
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund	-	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	-	(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	-	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund	-	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	-	(a)
Santander Fundo de Investimento Financial Curto Prazo	Investment Fund	-	(a)
Santander Fundo de Investimento Capitalization Renda Fixa	Investment Fund	-	(a)
Santander Paraty QIF PLC (5)	Investment Fund	-	(a)
Santander FI Hedge Strategies Fund (5)	Investment Fund	-	(a)
BRL V - Fundo de Investimento Imobiliário-FII (7)	Real Estate Investment Fund	-	(a)

(a)Company over which the Bank is exposed, or has rights, to variable returns and have the ability to affect those returns through the power of decision, in accordance with IFRS 10 - Consolidated Financial Statements. Banco Santander and its subsidiaries holds 100% of the shares of these investment funds.

(1) In May, 2016, it was approved by Brazil Central Bank the authorization process for operation of the Company as a payment institution.

(2) On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super Pagamentos total voting capital its decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016. (Note 4.b)

(3) At the ESM of March 3, 2016 was approved the change from the name of Banco Bonsucesso Consignado S.A. for Banco Olé Bonsucesso Consignado S.A., the change process has been approved by the Bacen on June 1, 2016. At the ESM of November 1, 2016, was approved the capital increase of Olé Consignado in the amount of R$50,000, from the current R$350,000 to R$400,000, through the issuance of 28,509,708 new nominated ordinary shares, without nominal value. The process of the increase was approved by the Bacen in November 22, 2016.

(4) Investments transferred from the non-current assets held for sale caption in September, 2016 (Note 11).

(5) Banco Santander, through its subsidiaries, holds the risks and benefits of the Santander Paraty and the Sub-fund Santander FI Hedge Strategies, based in Ireland, and both are fully consolidated in its financial statements. The Irish market, an investment fund cannot act directly and, therefore, there was the need to create another structure (a sub-fund), Santander FI Hedge Strategies. The Santander Paraty has no equity position, and all derived position of the balance sheet of Santander FI Hedge Strategies.

(6) Investment acquired on August 1, 2016 (Note 4.e).

(7) This fund was established and became consolidated from August 2016. It is a structure where the Banco Santander figured as lender of certain debts (loans). The real object guarantee of said operations were converted into capital contributions by Fundo de Investimento Imobiliário, in conjunction concomitant transfer of the same shares to Banco Santander through dation process of payment of the above credit operations.

On July 14, 2016 it has completed the sales transaction of 100% of the shares representing the capital of Mantiq by Banco Santander and by Santander Participações to Angra Ventures Participações Ltda.

4. Change in the scope of consolidation

a) Sale of Santander Securities Services Brasil DTVM S.A.

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brazil Distribuidora de Títulos e Valores Mobiliários S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander Spain was concluded at the amount of R$859 million, according to was informed to the market on June 19, 2014.

The transaction generated a gain of R$750,550 before taxes, recorded in the caption Result on disposal of assets not classified as non-current assets held for sale.

The operation fits into the context of a global strategic partnership between Banco Santander Spain and a group led by Warburg Pincus LLC in qualified custody activity in Spain, Brazil and Mexico.

b) Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super Pagamentos”)

On October 3, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super Pagamentos, which would result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation occurred on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super Pagamentos in R$31,128, through the issuance of 20 million new common shares.

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super Pagamentos´ total voting capital its decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

Accordingly, Aymoré as the parent company purchased the remaining equity instruments of Super Pagamentos entity and should therefore consider the paid value of goodwill for expected future profitability as a reduction of shareholders' equity, since, according to the IFRS 10 this transaction is characterized as transactions between partners. For the same reason, the amount paid for the equity value of the interest participation acquired from non-controlling shareholder is a movement among Stockholders' Equity accounts.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Olé Consignado).

On February 10, 2015, with the approval of the BACEN, the transaction was completed and Banco Santander, through Aymoré CFI, became the controlling shareholder of Olé Consignado, with 60% of the total and voting capital through an investment of R$460 million. Banco Bonsucesso remained with the remaining portion of the share capital (40%).

In December 2015, it has completed the study of the allocation of the purchase price (Purchase Price Allocation - PPA) on the acquisition of Bonsucesso by Aymoré, based on acquisition date as below:

	Book value	Fair value
Available-for-Sale Financial Assets	121,468	121,468
Loans and Receivables	508,147	508,147
Others Assets	374,151	374,151
Intangible Assets (1)	-	62,000
Total assets	1,003,766	1,065,766
Financial liabilities	466,162	466,162
Others liabilities	397,604	397,604
Total liabilities	863,766	863,766
Capital increase by Aymore CFI	460,000	460,000
Total of net assets acquired	600,000	662,000
Non-controlling interest (2)		264,800
Total consideration transferred by Aymore to acquire control		460,000
Goodwill (3)		62,800

(1) Intangible assets identified relate to brand and customer relationship with estimated useful life of 10 years and 4 years, respectively.

(2) Amount of non-controlling interests were measured at R$240 million as the proportional value of the net assets of the investee.

(3) Goodwill will be tax deductible under current legislation.

Olé Consignado has become the exclusive vehicle of Banco Bonsucesso and its affiliates for the payroll credit supply in Brazil and should consolidate existing payroll loans at Banco Santander and Banco Bonsucesso, in accordance with the association. Banco Santander will continue to originate from payroll loans through their own channels independently.

In the operation context, it was granted between institutions a put option (right of Olé Consignado to sell) and purchase (right of Banco Santander acquisition), relating to the shares held by Banco Bonsucesso, equivalent to 40% of capital of this company. According to IAS 32, it has recognized a financial liability for the amount of R$307 million by the commitment made in relation to the put option, accounted in Shareholders' Equity, the amount of R$67 million and non-controlling interests, the amount of R$240 million.

At the ESM occurred on March 3, 2016 the amendment of the corporate name of Banco Bonsucesso Consignado S.A. to Banco Olé Bonsucesso Consignado S.A. was approved, the process was approved by the Bacen on June 1, 2016 .

d) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the formation of a partnership with Hyundai Motor Brasil Montadora de Automóveis Ltda. (Hyundai Motor Brazil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% (fifty percent) of the Aymoré, 25% (twenty five percent) of Hyundai Capital and 25% (twenty five percent) of Hyundai Motor Brazil. The execution of the operation shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory approvals.

e) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a consequent creation of a Joint Venture

On August 1, 2016, after the fulfillment of the applicable conditions precedent, including obtaining the appropriate regulatory approvals, the Aymoré CFI and Banco Santander, in the context of a partnership between the Banque PSA Finance (Banque PSA) and Santander Consumer Finance in Europe for joint operation of the vehicle financing business of PSA brands (Peugeot, Citroën and DS), signed definitive documents for the formation of a financial cooperation with Banque PSA to offer a range of financial and insurance products to consumers and dealers of PSA in Brazil.

The main vehicle of financial cooperation is Banco PSA Finance Brasil S.A. which is now held in the proportion of 50% by Aymoré CFI, a subsidiary of Banco Santander, and 50% by Banque PSA.. The purchase price was equal to the book value (proportional to the 50% acquired) on the closing date (08/01/2016). The operation also included the acquisition by Banco Santander subsidiary, 100% of Santander Finance Arrendamento Mercantil S.A. (Current Company Name of PSA Finance Arrendamento Mercantil S.A.), whose price was equivalent to 74% of the equity value on the closing date recording a bargain purchase gain, and also 50% of PSA Corretora de Seguros e Serviços Ltda., whose purchase price was equal to the book value (proportional) on the closing date.

Banco Santander started to consolidate these companies from August 1, 2016, considering its shareholder agreement over Santander Finance Arrendamento Mercantil S.A and majority holding in the other investments.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

f) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

Banco Santander announced to the market on April 7, 2014, the company's purchase of Getnet ("Transaction"), through its subsidiary SGS, partner of Banco Santander in the development of the activities of acquiring and processing debit and credit cards payments.

At the Extraordinary General Meeting occurred on July 31, 2014, the capital increase of SGS of R$1 million was approved, from the current R$16,000 to R$1,189,503 through the issuance of 54 million new common shares, nominative and without par value, fully subscribed and paid by Banco Santander as follows: R$1 million in local currency and R$17,240 in through the carrying amount, by Banco Santander of 5,300 common shares without par value issued by the iZettle do Brasil Meios de Pagamento S.A to the capital of SGS, which raised the share of Banco Santander from in Getnet S.A. 50.0% to 88.5%.

On July 31, 2014, SGS acquired all the shares of Getnet, the total price of R$1,156.3 million (R$1,089.1 million paid and R$67.2 million payable). At December 31, 2014, has completed the study of the allocation of the purchase price (Purchase Price Allocation - PPA), based on stockholders equity of July 31, 2014 and a summary of values is informed below:

Summary of values:
Stockholders’ Equity on July 31, 2014	42,895
Added value of assets (1)	74,064
Adjusted accounting value	116,959
Purchase Price	1,156,263
Goodwill (2)	1,039,304

(1) Recorded under Tangible Assets.

(2) Goodwill is tax deductible under current legislation.

At the Extraordinary General Meeting occurred on August 31, 2014, it was approved the merger of Getnet by SGS, which had its name changed to "Getnet Adquirencia e Serviços para Meios de Pagamento S.A." (Getnet S.A.) under the "Private Instrument of Protocol and Justification of Merger of Getnet by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Protocol) of August 29, 2014 (the Merger).

The implementation of the Merger represents an important step in the simplification, consolidation and integration of capture and processing of operations activities of electronic payments Group Santander in Brazil, allowing for the consolidation for all commercial, financial and accounting purposes.

By the Protocol, Getnet S.A. received the book value of all assets, rights and obligations of Getnet totaling R$42,895 which was extinguished and succeeded by Getnet S.A. in all their rights and obligations. In view that all the shares issued by Getnet are the property of Getnet S.A., there was no increase in the share capital of Getnet S.A. following the approval of the Merger, so the net assets of Getnet was registered in Getnet S.A. in return of the investment account.

The acquisition of Getnet and their incorporation by SGS enabled Getnet S.A. pass to consolidate all activities of acquiring and credit and debit cards payment processing, still subject to approval by the Bacen.

The context of the transaction, Banco Santander has granted to the minority shareholders of Getnet S.A. a put option over shares of Getnet S.A. held by them equivalent to 11.5% of the total capital of the company. As set out in IAS 32, was recognized for the commitment made, as counterpart to a specific account in stockholders' equity in the amount of R$950 million.

5. Cash and balances with the Brazilian Central Bank

Thousands of Reais	2016	2015	2014

Cash and cash equivalents	4,445,940	7,141,137	9,786,013
of which:
Cash	3,316,800	2,995,112	3,525,864
Money market investments	1,129,140	4,146,025	6,260,149
Money market investments (1)	45,242,674	27,170,892	16,212,907
Central Bank compulsory deposits (2)	60,916,297	54,831,324	29,904,928
Total	110,604,911	89,143,353	55,903,848

(1) Includes securities purchased under agreements to resell, long term and not considered cash equivalents.

(2) Central Bank compulsory deposits relate to a minimum balance that financial institutions are required to maintain with the Central Bank of Brazil based on a percentage of deposits received from third parties, considered as restricted use of resources.

6.	Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated balance sheets is as follows:

Thousands of Reais	2016	2015	2014
Classification:
Loans and receivables	27,762,473	42,422,638	28,917,397
Of which:
Loans and amounts due from credit institutions, gross	27,963,914	42,601,397	29,059,676
Impairment losses (note 10.c)	(201,441)	(178,759)	(142,279)
Loans and amounts due from credit institutions, net	27,762,473	42,422,638	28,917,397
Loans and amounts due from credit institutions, gross	27,963,914	42,601,397	29,059,676

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2016	2015	2014
Type:
Applications in time deposits (2)	2,070,151	3,626,514	4,818,894
Reverse repurchase agreements (1) (2)	848,096	152,870	2,407,741
Escrow deposits	9,836,300	9,493,169	8,170,504
Cash and Foreign currency investments (2)	13,194,923	24,057,973	12,398,350
Other accounts	2,014,444	5,270,871	1,264,187
Total	27,963,914	42,601,397	29,059,676
Currency:
Brazilian Real	25,421,465	18,631,226	15,469,912
US dollar	1,658,980	23,607,170	12,180,659
Euro	779,314	323,053	1,371,277
Pound sterling	51,972	4,964	12,656
Other currencies	52,183	34,984	25,172
Total	27,963,914	42,601,397	29,059,676

(1) Collateralized by debt instruments.

(2) Includes R$13,683,641 (2015 - R$25,990,477 and 2014 - R$13,613,957), of short-term transactions and low risk of change in its value, considered cash equivalents.

Note 45-d contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

7. Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousands of Reais	2016	2015	2014
Classification:
Financial assets held for trading	59,994,946	25,193,598	47,106,811
Other financial assets at fair value through profit or loss	1,668,749	1,506,570	93,900
Available-for-sale financial assets (2)	55,829,572	67,103,274	73,510,698
Held to maturity investments (2)	10,048,761	10,097,836	-
Loans and receivables (2)	16,283,259	11,812,701	-
Of which:
Loans and receivables - Debt Instruments	17,838,162	11,957,161	-
Provision for impairment losses (impairment)	(1,554,903)	(144,460)	-
Total	143,825,287	115,713,979	120,711,409
Type:
Government securities - Brazil (1)	122,971,854	93,439,724	103,598,096
Debentures and Promissory notes	12,922,763	11,967,222	13,428,165
Other debt securities	7,930,670	10,307,033	3,685,148
Total	143,825,287	115,713,979	120,711,409
Currency:
Brazilian Real	134,037,665	109,836,568	114,257,666
US dollar	9,107,513	5,111,982	6,453,743
Euro	680,109	765,429	-
Total	143,825,287	115,713,979	120,711,409

(1) Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-A, NTN-B, NTN-C e NTN-F).

Transfer between categories (2)

In January 2014, the Bank made an issue of securities eligible to compose the capital of Tier I and Reference Equity (PR) Tier II, in the amount of US$2.5 billion (equivalent to R$6 billion) (Note 29.e). Aiming to mitigate the risk of interest rates in US dollars, it was made the purchase of assets indexed in this currency: NTN-A and Eurobonds issued by the federal government of Brazil and BNDES (acquired via Santander Cayman). Initially, these securities were classified as "Available-For-Sale Financial Assets - Debt instruments", and in July 1, 2015, were reclassified to "Held to maturity investments". On December 31, 2016 such securities amounted to R$10,048,761 (2015 - R$10,097,836). Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity. Additionally, were reclassified securities from "Available-For-Sale Financial Assets - Debt instruments" to "Loans and Receivables - Debt instruments". On December 31, 2016 such securities amounted to R$16,283,259 (2015 - R$11,812,701).

The fair value of this operation is R$10,555,437 (note 31).

Additionally, in the first quarter of 2016, due to the Banco Santander's strategy change, it was reclassified from Available Financial Assets for sale - Debt instruments to Loans and Receivables - Debt Instruments the total amount of R$4,562,869, meeting the required in IAS 39.

The transfers above comply with IAS 39.

The Debts Instruments are comprised, mainly, of R$71,810,310 (2015 - R$58,958,355 and 2014 - R$72,884,242) of debt securities relating to repurchase agreements, R$3,044,896 (2015 - R$6,216,315 and 2014 - R$8,859,309) to compulsory deposits in Central Bank, R$6,221,046 (2015 - R$10,197,025 and 2014 - R$7,588,094) to guarantee of BM&FBovespa transactions and R$5,358,604 (2015 - R$4,939,160 and 2014 - R$3,111,724) to escrow deposits and other guarantee.

Note 45-d contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

8. Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousands of Reais	2016	2015	2014
Classification:
Financial assets held for trading	398,461	404,973	391,656
Other financial assets at fair value through profit or loss	42,455	573,664	902,794
Available-for-sale financial assets	1,985,473	1,162,332	1,653,644
Total	2,426,389	2,140,969	2,948,094
Type:
Shares of Brazilian companies	1,185,653	1,168,186	1,338,776
Shares of foreign companies	3,588	11,445	8,401
Investment fund units and shares (1)	1,237,148	961,338	1,600,917
Total	2,426,389	2,140,969	2,948,094

(1) Comprised mainly by investing in stocks, which mainly correspond to investments in assets in the electricity segment and technology, which is consistent with the established rules and accounting practices.

b) Changes

The changes in the balance of “Equity instruments – Financial assets held for trading” were as follows:

Thousands of Reais	2016	2015	2014

Balance at beginning of year	404,973	391,656	477,577
Net additions /disposals	(7,125)	26,273	(73,963)
Valuation adjustments	613	(12,956)	(11,958)
Balance at end of year	398,461	404,973	391,656

The changes in the balance of “Equity instruments – Other financial assets at fair value through profit or loss” were as follows:

Thousands of Reais	2016	2015	2014

Balance at beginning of year	573,664	902,794	1,192,334
Net additions /disposals	(531,209)	(318,307)	(289,540)
Valuation adjustments	-	(10,823)	-
Balance at end of year	42,455	573,664	902,794

The changes in the balance of “Equity instruments – Available-for-sale financial assets” were as follows:

Thousands of Reais	2016	2015	2014

Balance at beginning of year	1,162,332	1,653,644	1,329,810
Net additions /disposals	852,820	(482,406)	307,917
Valuation adjustments	(29,679)	(8,906)	15,917
Balance at end of year	1,985,473	1,162,332	1,653,644

9. Derivative financial instruments and Short positions

a) Trading and hedging derivatives

a.1) Derivatives Recorded in Memorandum and Balance sheets

Portfolio Summary of Trading Derivative and Used as Hedge

	2016	2015	2014
Assets
Swap Differentials Receivable	15,321,646	22,312,106	5,538,082
Option Premiums to Exercise	935,520	895,684	628,851
Forward Contracts and Others	8,445,807	3,042,572	2,560,755
Total	24,702,973	26,250,362	8,727,688
Liabilities
Swap Differentials Payable	12,267,819	20,154,760	6,552,166
Option Premiums Launched	1,166,002	827,757	569,011
Forward Contracts and Others	6,802,794	3,734,442	2,057,085
Total	20,236,615	24,716,959	9,178,262

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Summary by Category

Trading		2016		2015		2014
	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value
"Swap"	381,238,135	3,142,125	611,162,351	3,221,966	569,872,773	(332,734)
Asset	196,887,188	24,311,485	315,466,085	38,512,406	284,533,034	67,713,764
CDI (InterBank Deposit Rates)	44,868,680	22,759,822	38,808,344	9,081,792	70,772,781	-
Fixed Interest Rate - Real	126,300,261	-	200,528,046	-	83,317,134	67,425,070
Indexed to Price and Interest Rates	9,225,789	-	15,491,509	6,421,310	31,603,343	288,694
Foreign Currency	16,492,458	1,551,663	60,626,540	23,009,304	98,810,878	-
Others	-	-	11,646	-	28,898	-
Liabilities	184,350,947	(21,169,360)	295,696,266	(35,290,440)	285,339,739	(68,046,498)
CDI (InterBank Deposit Rates)	23,178,722	-	32,000,584	-	101,623,563	(30,163,786)
Fixed Interest Rate - Real	133,185,717	(17,414,147)	218,588,847	(35,280,694)	16,491,571	-
Indexed to Price and Interest Rates	12,767,212	(3,518,297)	6,930,103	-	31,118,848	-
Foreign Currency	15,049,776	(38,836)	38,176,732	(9,746)	136,072,590	(37,879,212)
Others	169,520	(198,080)	-	-	33,167	(3,500)
Options	175,841,405	(230,482)	91,877,351	67,927	240,746,222	59,840
Purchased Position	83,883,966	935,520	46,024,648	895,684	116,184,661	628,851
Call Option - US Dollar	12,693,748	181,463	5,018,652	665,655	3,942,457	331,533
Put Option - US Dollar	3,788,161	392,048	2,735,625	31,520	1,767,822	49,704
Call Option - Other	20,115,932	62,517	14,106,701	113,809	56,931,274	153,976
InterBank Market	17,391,500	7,062	13,114,822	93,435	51,308,444	118,061
Others (1)	2,724,432	55,455	991,879	20,374	5,622,830	35,915
Put Option - Other	47,286,125	299,492	24,163,670	84,700	53,543,108	93,638
InterBank Market	46,106,600	18,029	23,350,994	4,558	49,105,277	1,335
Others (1)	1,179,525	281,463	812,676	80,142	4,437,831	92,303
Sold Position	91,957,439	(1,166,002)	45,852,703	(827,757)	124,561,561	(569,011)
Call Option - US Dollar	4,314,988	(141,172)	3,331,244	(596,729)	4,239,625	(428,681)
Put Option - US Dollar	7,390,733	(952,407)	4,402,202	(73,815)	1,774,640	(25,163)
Call Option - Other	30,441,646	(46,940)	14,567,407	(122,683)	54,354,491	(103,436)
InterBank Market	27,597,764	(4,087)	13,730,262	(112,707)	53,571,293	(72,078)
Others (1)	2,843,882	(42,853)	837,145	(9,976)	783,198	(31,358)
Put Option - Other	49,810,072	(25,483)	23,551,850	(34,530)	64,192,805	(11,731)
InterBank Market	49,245,495	(5,793)	23,218,228	(1,615)	60,555,093	(1,950)
Others (1)	564,577	(19,690)	333,622	(32,915)	3,637,712	(9,781)

Futures Contracts	104,651,180	-	184,191,204	-	302,239,388	-
Purchased Position	40,396,456	-	41,186,341	-	105,230,874	-
Exchange Coupon (DDI)	14,473,180	-	4,274,352	-	6,888,319	-
Interest Rates (DI1 and DIA)	23,756,523	-	22,760,484	-	94,307,498	-
Foreign Currency	1,393,538	-	11,710,934	-	3,897,223	-
Indexes (2)	195,160	-	577,149	-	137,834	-
Others	578,055	-	1,863,422	-	-	-
Sold Position	64,254,724	-	143,004,863	-	197,008,514	-
Exchange Coupon (DDI)	15,048,490	-	58,499,504	-	50,378,949	-
Interest Rates (DI1 and DIA)	29,047,678	-	20,836,314	-	57,355,214	-
Foreign Currency	17,384,256	-	35,463,589	-	15,845,107	-
Indexes (2)	185,506	-	500,993	-	8,418	-
Treasury Bonds/Notes	2,588,794	-	49,163	-	249,203	-
Others	-	-	27,655,300	-	73,171,623	-
Forward Contracts and Others	50,853,154	1,643,013	51,051,014	(691,870)	46,406,749	503,670
Purchased Commitment	20,864,170	3,386,347	21,570,405	3,028,038	20,552,988	270,611
Currencies	19,951,984	3,391,275	21,570,405	2,690,632	20,302,193	19,677
Others	912,186	(4,928)	-	337,406	250,795	250,934
Sold Commitment	29,988,984	(1,743,334)	29,480,609	(3,719,908)	25,853,761	233,059
Currencies	29,911,406	(1,826,965)	29,140,219	(3,382,384)	25,708,788	474,273
Others	77,578	83,631	340,390	(337,524)	144,973	(241,214)

(1) Includes stock options, indices and commodities.

(2) Includes Bovespa index and S&P.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a.2) Derivatives Financial Instruments by Counterparty

Notional				2016
	Customers	Related Parties	Financial Institutions(1)	Total
"Swap"	43,082,605	15,910,871	137,893,712	196,887,188
Options	5,916,105	839,182	169,086,118	175,841,405
Futures Contracts	-	-	104,651,180	104,651,180
Forward Contracts and Others	29,044,676	17,563,319	4,245,159	50,853,154

(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

Notional				2015	2014

	Customers	Related Parties	Financial Institutions(1)	Total	Total
"Swap"	127,294,285	129,084,483	59,087,317	315,466,085	284,533,034
Options	3,958,901	1,458,552	86,459,898	91,877,351	240,746,222
Futures Contracts	-	-	184,191,204	184,191,204	302,239,388
Forward Contracts and Others	32,603,287	15,172,977	3,274,750	51,051,014	46,406,749

(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				2016
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
"Swap"	17,499,576	26,810,380	152,577,232	196,887,188
Options	10,785,982	10,624,762	154,430,661	175,841,405
Futures Contracts	66,298,799	16,041,642	22,310,739	104,651,180
Forward Contracts and Others	28,235,186	17,826,727	4,791,241	50,853,154

Notional				2015	2014
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
"Swap"	20,862,816	28,175,069	266,428,200	315,466,085	284,533,034
Options	36,064,710	52,183,999	3,628,642	91,877,351	240,746,222
Futures Contracts	59,763,763	92,346,365	32,081,076	184,191,204	302,239,388
Forward Contracts and Others	26,545,840	16,772,668	7,732,506	51,051,014	46,406,749
a.4) Derivatives by Market Trading

Notional				2016
	Stock Exchange(1)	Cetip (2)	Over the Counter	Total
"Swap"	133,759,441	61,856,098	1,271,649	196,887,188
Options	166,899,868	8,234,147	707,390	175,841,405
Futures Contracts	104,651,180	-	-	104,651,180
Forward Contracts and Others	-	35,427,573	15,425,581	50,853,154

(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

(2) Includes amounts traded on other clearinghouses.

Notional				2015	2014
	Stock Exchange(1)	Cetip(2)	Over the Counter	Total	Total
"Swap"	157,833,059	114,219,144	43,413,882	315,466,085	284,533,034
Options	87,165,911	4,129,727	581,713	91,877,351	240,746,222
Futures Contracts	184,191,204	-	-	184,191,204	302,239,388
Forward Contracts and Others	-	33,428,467	17,622,547	51,051,014	46,406,749

(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

(2) Includes amounts traded on other clearinghouses.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a.5) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

Fair Value Hedge

Banco Santander’s fair value strategy consists of hedging exposure to changes in fair value in receivables and interest payments related to recognized assets and liabilities.

The adopted fair value management methodology segregates transactions by risk factor (e.g. Real/Dollar foreign exchange risk, fixed Reais interest rate risk, Dollar foreign exchange coupon risk, inflation risk, interest rate risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with internal pre-established limits.

In order to hedge against changes of fair value in receivables and interest payments, Santander uses interest rate Swap contracts related to pre-fixed assets and liabilities.

Banco Santander applies fair value hedges as follows:

• It contracts Foreign Currency + Coupon against % CDI swaps and designates them as a derivative instrument in a Hedge Accounting structure, having funding operations as the hedged item in this relationship, based on the instrument of Assumption of Foreign Currency Debt. The hedging relationships were designated in March 2015 and the related Swaps will mature between January 2017 and 2020.

• It contracts Foreign Currency + Coupon against % CDI swaps (sold jointly to the client) and designates them as a derivative instrument in a Hedge Accounting structure, having foreign currency loans as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related Swaps will mature between January 2017 and 2021.

• Banco Santander has a portfolio of Reais-indexed Assets traded in the Cayman Islands. In the Reais transaction, the value of the Dollar asset will be converted into Reais at the exchange rate in the contract on the date of recorded of the transaction. After the conversion, the principal, already denominated in Reais will be restated by % CDI or a pre-fixed rate. The Assets will be covered by Cross Currency Swaps in order to transfer the risk in Reais to LIBOR + Coupon. The hedging relationships were designated in October 2015 and the related Swaps will mature between March 2017 and 2021.

• Banco Santander has a portfolio of loan assets issued in foreign currency - Dollar at a fixed rate in the Balance Sheet of the “Santander EFC” (independent subsidiary in Spain), whose functional currency is the euro. In order to manage this mismatch, the Bank designates each Foreign Currency Floating EUR X Fixed Dollar swap as the fair value hedge of the corresponding loan. The hedging relationships were designated in 2013 and the related Swaps will mature between June 2017 and 2020.

• Banco Santander has a portfolio of private securities indexed to Brazilian inflation (IPCA and IGPM) combined with (IPCA or IGPM) + Coupon against CDI swaps; the Bank designates each Inflation + Coupon against CDI swap as the fair value hedge of the corresponding asset. The hedging relationships were designated between 2012 and 2015 and was matured June 2016.

• Santander has a portfolio of private securities in foreign currency combined with Foreign Currency + Coupon against CDI swaps; the Bank designates each Foreign Currency + Coupon against CDI swap as the fair value hedge of the corresponding asset. The hedging relationships were designated in 2011 and 2012 and was matured June 2016.

• Banco Santander has a portfolio of private securities indexed to the TJLP (Long-term Interest Term) combined with (TJLP) + Coupon against CDI swaps; the Bank designates each TJLP + Coupon against CDI swap as the fair value hedge of the corresponding asset. The hedging relationships were designated between 2012 and 2015 and was matured June 2016.

In order to assess the effectiveness and measure the ineffectiveness of the strategies, the institution complies with international accounting standard IAS 39, which requires that the effectiveness test be performed at the beginning (prospective test) of the hedge structure and be repeated periodically (prospective and retrospective tests) in order to demonstrate that the hedge ratio remains effective.

a) Prospective test: In accordance with the standard, the prospective test must be performed on the inception date and on a quarterly basis in order to demonstrate that the expectations regarding the effectiveness of the hedge ratio are high.

a.1) Initial prospective test (at inception): it is restricted to a qualitative review of the critical terms and conditions of the hedging instrument and the hedged item in order to conclude whether changes in the fair value of the two instruments are expected to fully offset each other.

a.2) Periodic prospective test: the sensitivity of the fair value of the hedged item and the hedging instrument will be periodically computed at a parallel variation of 10 basis points in the interest rate curve. For the purposes of effectiveness, these two sensitivity ratios should be between 80% and 125%.

b) Retrospective test: the retrospective effectiveness test will be performed by comparing the MTM change of the hedging instrument since the inception date with the MTM change of the hedged item since the inception date, excluding the transaction’s liquidity and credit spread:

In fair value hedges, gains or losses, both on hedging instruments and hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated statement of income.

		12/31/2016		12/31/2015
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Fair Value Hedge
Debentures	-	-	10,502	-
Eurobonds	13,163	-	2,051	-
NCE	-	-	53,131	-
Resolution 2770	-	-	35,338	-
Trade Finance Off	20,471	-	11,046	-
Total	33,634	-	112,068	-

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2016		2015		2014
	Adjustment		Adjustment		Adjustment
	to Market	Fair Value	to Market	Fair Value	to Market	Fair Value
Hedge Instruments
Swap Contracts	(26,703)	(136,467)	(66,990)	86,822	(80,671)	(163,307)
Asset	11,486	1,046,012	57,829	7,130,753	62,296	3,126,038
CDI (InterBank Deposit Rates) (1) (2) (7)	-	-	4,376	1,783,075	1,549	1,515,508
Fixed Interest Rate - Real (2)	-	-	27,184	3,549,659	707	492,912
Indexed to Foreign Currency - Pre Dollar (7)	1,103	17,678	790	94,472	-	-
Indexed to Foreign Currency - USD/BRL - Dollar (3)	(8,957)	744,260	(10,904)	665,025	-	-
Indexed to Foreign Currency - Libor - Dollar (2) (4) (5) (7)	-	-	1,962	612,623	10,850	352,587
Indexed to Foreign Currency - Swiss Franc (5)	-	-	-	-	2,628	339,980
Indexed to Foreign Currency - Euro (7)	19,340	284,074	34,347	390,156	46,092	400,066
Indexed to Foreign Currency - Pre YEN (8)	-	-	74	35,743	470	24,985
Liabilities	(38,189)	(1,182,479)	(124,819)	(7,043,931)	(142,967)	(3,289,345)
Indexed to Foreign Currency - US Dollar (1)(7)	(14,958)	(323,197)	(55,892)	(1,082,503)	(82,987)	(1,155,573)
Indexed Indices of Prices and Interest (2)	-	-	(30,982)	(831,156)	(43,771)	(1,291,277)
Indexed to Foreign Currency - Pre Dollar (4)	(1,103)	(17,676)	-	-	(555)	(15,776)
CDI (InterBank Deposit Rates) (3) (5)	(18,395)	(804,059)	(12,298)	(3,279,438)	(900)	(26,875)
Indexed to Foreign Currency - Libor - US Dollar (6) (8)	-	-	(61)	(41,513)	(2,810)	(376,420)
Fixed Interest Rate - Real (7)	(3,733)	(37,547)	(25,586)	(1,809,321)	(11,944)	(423,424)
Object of Hedge
Assets	23,165	693,132	110,003	3,103,783	119,205	2,296,907
Loans and Receivables	23,165	693,132	94,104	2,218,727	82,368	1,666,203
Indexed to Foreign Currency - US Dollar	4,809	323,780	42,348	1,295,383	46,947	954,266
Indexed to Foreign Currency - Pre Dollar	-	-	-	-	(423)	15,365
Indexed Indices of Prices and Interest	-	-	52,984	916,765	32,415	453,559
CDI (InterBank Deposit Rates)	13,253	331,805	-	-	600	25,110
Fixed Interest Rate - Real	5,103	37,547	(1,228)	6,579	2,829	217,903
Debt instruments	-	-	15,899	885,056	36,837	630,704
CDI (InterBank Deposit Rates)	-	-	10,578	503,415	-	-
Fixed Interest Rate - Real	-	-	5,321	381,641	-	-
Available-for-Sale Securities - Debentures	-	-	-	-	36,837	630,704
Liabilities	12,830	(803,929)	(8,383)	(3,520,951)	(2,826)	(366,992)
Foreign Borrowings	12,830	(803,929)	(8,342)	(3,485,167)	-	-
Indexed to Foreign Currency - US Dollar	12,830	(803,929)	(8,342)	(3,485,167)	-	-
Marketable debt securities	-	-	(41)	(35,784)	(2,826)	(366,992)
Eurobonds	-	-	(41)	(35,784)	(2,826)	(366,992)

(1) Instruments whose the hedge object are loans operations indexed in foreign currency - dollar with fair value R$323,780 (2015 - R$1,295,383 and 2014 - R$954,266) and on December 31, 2015 securities shown by debentures with fair value R$59,615 (2014 - R$82,819).

(2) On December 31, 2015, instruments whose hedge objects are indexed loans in price indices and interest amounted to R$916,765 (2014 - R$453,559) and instruments whose hedge object are securities shown by debentures with fair value R$443,800 (2014 - R$547,885).

(3) On December 31, 2014, instruments whose the hedge item are loans operations indexed in foreign currency fixed interest - US dollar with fair value R$15,365.

(4) Instruments whose the hedge item are loan operations indexed in CDI with fair value R$331,805 (2014 - R$25,110).

(5) On December 31, 2015, instruments whose hedge objects are obligations for securities abroad - Eurobonds with fair value R$35,784 (2014 - R$366,992).

(6) Instruments whose hedge objects are loans operations indexed pre fixed interest - Reais with a market value of R$37,547 (2015 - R$6,579 and 2014 - R$217,903).

(7) Instruments whose hedge objects are foreign loans operations indexed foreign currency - dollar with a market value of R$803,929 and on December 31, 2015, assets instruments whose objects of hedge are securities represented by promissory notes indexed to fixed interest rates - real with a market value of R$381,641.

(8)In June of 2016, the management decided to change the strategic position of the hedged items relating to loans and debentures operations: indexed to foreign currency dollar, foreign currency pre-dollar, price indexes and pre-real interest rate that no longer have hedge accounting and remained economic hedge, with effect on Income statements for the period an expense of R$12,102 net of tax.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Cash Flow Hedge

Banco Santander’s cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and the exchange rate, which are attributable to changes in the interest rates related to recognized assets and liabilities and changes in the exchange rate of non-recognized assets and liabilities.

Banco Santander applies cash flow hedges as follows:

• It contracts Fixed Dollar Liabilities and Reais Asset swaps and designates them as a derivative instrument in a Cash Flow Hedge structure, having Reais funding operations with third-parties in the Cayman Islands as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related hedges will mature between 2017 and 2021.

• It contracts Fixed Dollar Asset and Floating Reais Liability swaps and designates them as a derivative instrument in a Cash Flow Hedge structure, having floating-Reais-indexed loan operations with third-parties in the Cayman Islands as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related hedges will mature between January 2017 and 2021.

• It contracts USD futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a derivative instrument in a Cash Flow Hedge structure, having part of its dollar Loan portfolio as the hedged item in this relationship. The hedging relationships were designated in 2007 and the related hedges will mature between January 2017 and 2025.

In order to assess the effectiveness and measure the ineffectiveness of these strategies, Banco Santander follows the IAS 39, which recommends that the hedge effectiveness test be performed at the inception/beginning (prospective test) of the hedge structure and be repeated periodically (prospective and retrospective tests) in order to demonstrate that the expected hedge ratio remains effective (between 80% and 125%).

In this hedge strategy the effectiveness tests (prospective and retrospective) are conducted through creation of two hypothetical derivatives, one for the object and another for the instrument.

The hypothetical derivative of the object is a conceptual swap where the liability leg simulates the “stable portion” to be protected and the asset leg is identical to the Pre-fixed leg of the derivative designated as hedge. For the hypothetical derivative of the instrument the asset leg will be set by the number of contracts of the future and the liability leg will be the pre-fixed rate negotiated on the acquisition of these contracts. The hypothetical derivative is stable once the contracts are kept until the maturity.

Any ineffectiveness will be recognized in profit or loss.

a) Prospective Test: in accordance with the standard, the prospective test should be performed on the inception date and on a quarterly basis in order to demonstrate that the expectations regarding the effectiveness of the hedge ratio are high. However, the tests are carried out on a monthly basis in order to monitor the projections in a proactive and more efficient manner, in addition to ensuring better maintenance of test-related routines.

a.1) Periodic Prospective Test: According to the agreed process flow, Market Risk performs the projections of three scenarios to the tests, being: 1st 10bps in the curve; 2nd 50bps in the curve and 3rd 100bps in the curve. Using the validated estimates, VPE Finance Strategy and Quality - Management Information | Products & Segments will perform the prospective tests through the valuation of the two legs variable from operation to market.

a.2) Initial Prospective Test: the methodology of the periodic prospective test should also be applied on the initial date of each new strategy. The Ineffective portion will be recognized using the hedge prospective test.

Ineffective Portion = Prospective Effectiveness – 100%

b) Retrospective Test: It should be made monthly with historical data to demonstrate cumulatively that the hedge was effective, according to the methodology presented previously. Any ineffectiveness will be recognized in profit or loss.

The Ineffective portion will be recognized through the prospective hedge test.

Effectiveness should range between 80% and 125%.

In cash flow hedges, the effective portion of changes in the value of the hedging instrument is temporarily recognized in equity under “Other comprehensive income - cash flow hedges” until the expected transactions occur, when this portion is then recognized in the consolidated income statement. However, if the expected transactions result in the recognition of non-financial assets or liabilities, this portfolio will be included in the cost of financial assets or liabilities. The non-effective portion of the change in the value of foreign exchange hedging derivatives is recognized directly in the consolidated income statement. And the non-effective portion of gains and losses on cash flow hedging instruments in a foreign operation is recognized directly in “Gains (losses) with (net) financial assets and liabilities” in the consolidated income statement.

	12/31/2016		12/31/2015
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
Eurobonds	(20,535)	-	(29,750)	-
Loans and Receivables	174,956	-	(575,571)	-
Total	154,421	-	(605,321)	-

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2016		2015		2014
	Adjustment		Adjustment		Adjustment
	to Fair Value	Fair Value	to Fair Value	Fair Value	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(27,261)	48,169	(35,492)	(1,151,442)	(108,678)	(518,043)
Asset	137,664	1,952,189	151,793	7,931,100	128,759	3,949,062
Indexed to Foreign Currency - Swiss Franc (1)	-	-	6,998	1,244,985	20,210	620,028
Indexed to Foreign Currency - Chile (2)	-	-	1,622	302,907	4,624	105,428
Indexed in Reais (3)	-	-	(13,690)	3,733,095	(36,351)	1,242,260
Indexed to Foreign Currency - Pre Dollar (4) (5)	84,812	1,477,821	127,632	2,170,572	97,890	1,033,677
Indexed to Foreign Currency - Euro (6)	52,852	474,368	29,231	479,541	42,386	947,669
Liabilities	(164,925)	(1,904,020)	(187,285)	(9,082,542)	(237,437)	(4,467,105)
Deposit Certificate Interbank - CDI	(995)	(341,938)	-	-	-	-
Indexed to Foreign Currency - Pre Dollar (1) (2) (3) (4)	-	-	(17,767)	(6,598,073)	(63,132)	(2,514,597)
Indexed to Foreign Currency - Reais (4)	(1,288)	(199,954)	-	(22,855)	(15,444)	(120,394)
Indexed to Foreign Currency - Pre Euro (4)	(102,998)	(805,326)	(133,376)	(1,851,822)	(108,193)	(767,424)
Indexed to Foreign Currency - Dollar (5)	(59,367)	(548,684)	(34,379)	(544,339)	(40,440)	(528,305)
Indexed to Foreign Currency - Reais (5)	(277)	(8,118)	(1,763)	(65,453)	(10,228)	(536,385)

	2016	2015	2014
	Notional	Notional	Notional
Hedge Instruments
Future Contracts	80,149,530	72,798,063	16,053,248
Trade Finance Operations (6)	80,149,530	72,798,063	16,053,248
Foreign Currency - Dollar	450,571	2,651,572	16,053,248
Interest Rate (DI1 and DIA)	46,314,644	34,303,028	-
Interest Rate DDI1	33,384,315	35,843,463	-

	2016	2015	2014
Hedge Item - Cost
Assets	27,858,923	37,251,860	17,678,432
Lending Operations - Financing and Export Credit and Imports	24,720,800	35,743,885	15,999,182
Loans and Receivables	496,874	641,421	1,023,468
Brazilian Foreign Debt Bonds	701,300	866,554	655,782
Available for sale - Promissory Notes - NP	1,939,949	-	-
Liabilities	(1,332,972)	(1,995,118)	(1,960,197)
Foreign Borrowings	(1,332,972)	-	-
Eurobonds	-	(1,995,118)	(1,960,197)

(1) On December 31, 2015, operations due April 12, 2016 (2014 - operations due March 4, 2015 and April 12, 2016), whose object of "hedging" transactions are Eurobonds.

(2) On December 31, 2015, operation due April 13, 2016 (2014 - operation due April 13, 2016), whose object of "hedge" is an operation of Eurobonds.

(3) On December 31, 2015, operation due March 18, 2016 (2014 - operations due March 18, 2015, September 18, 2015 and March 18, 2016), whose object of "hedge" is an operation of Eurobonds.

(4) Operation maturing on April 01, 2021 (2015 - operation due March 18, 2016 and April 1, 2021 and 2014 - operation due October 26, 2015 and April 1, 2021) which hedge objects its securities operation represented by Brazilian External Debt Bonds and loans operation.

(5) Operations maturing between January 2017 and December 2025 (2015 - operations maturing between August 2016 and June 2021 and 2014 - operations maturing between May, 2015 and June, 2021), whose objects "hedge "contracts are loans from lending institutions.

(6) Operation maturing between January 2017 and January 2018 (2015 - operation maturing between January 2016 and December 2024 and 2014 - operation maturing February 2, 2015) and the updated value of the instruments of R$29,164,917 (2015 - R$35,743,844 and 2014 - R$15,991,293), whose object of "hedge" are the loans - loan agreements and credit export and import.

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

The effect of marking to market the swaps and future contracts corresponds to a credit in the amount of R$69,489 (2015 - corresponds to a debit in the amount of R$345,373 and 2014 - corresponds to a debit in the amount of R$77,261) accounted on Stockholders equity, net of tax effects.

Hedging of Foreign Investments

Banco Santander operates a branch in the Cayman Islands and a subsidiary called Santander Brasil Establecimiento Financeiro de Credito, EFC, or “Santander EFC” (independent subsidiary in Spain), which are used mainly to raise funds in international funding and financial markets, to provide the Bank with credit lines that are extended to its customers to finance foreign trade and working capital.

In order to hedge against changes in future cash flows and the impact of the exchange rate on net investments in foreign operations, the Bank uses futures contracts traded at the BM&FBovespa, forward contracts and Spot contracts.

Santander EFC’s functional currency is the euro; however, the foreign exchange differences generated in the conversion of this investment into reais are recorded under “Other Comprehensive Income”. The Cayman Islands branch’s functional currency is Real. As a result, exchange rate differences of dollar operations are recorded in profit or loss. In order to cover the exchange rate exposure, the Bank uses derivatives. In accordance with the Brazilian tax rules, gains or losses arising from the impact of the appreciation or depreciation of the real on foreign investments are not taxable or deductible for PIS/COFINS/IR/CSLL purposes, while gains and losses from derivatives used as hedges are taxable. The objective of this derivative is to protect net income after taxes. Given that the exchange rate effects are not taxable or deductible and that the effect of the changes in said derivatives is taxed or deductible, the notional value of the contracted derivatives is higher than the value of the hedged net assets.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

In the case of Santander EFC, the Bank uses Hedge Accounting. The changes in the value of derivatives and their tax effects are recorded in “Other Comprehensive Income”, offsetting the exchange rate changes caused by the conversion of the investment into reais when the hedging is effective.

The Bank does not use Hedge Accounting in the Cayman Islands branch. The foreign exchange variation of dollar operations and the effect of the derivatives used in economic hedging (futures contracts) are recorded in profit or loss. The special tax treatment of these foreign currency changes result in volatility in Operating Income (Loss) before Taxes and in “Income Taxes”.

The ineffective portion of gains and losses on hedging instruments of net investment in a foreign operation is recognized directly in “Gains(losses) with (net) financial assets and liabilities” in the consolidated income statement.

a) Prospective Test: in accordance with the standard, the prospective test should be performed on the inception date and on a quarterly basis in order to demonstrate that the expectations regarding the effectiveness of the hedge ratio are high. However, the tests are carried out on a monthly basis in order to monitor the projections in a proactive and more efficient manner, in addition to ensuring better maintenance of test-related routines.

a.1) Periodic Prospective Test: The prospective test will be performed comparing the sensitivity of the object with the sensitivity of the instrument to the exchange variation. The sensitivity will be calculated based on 3 scenarios with a 10%, 20% and 30% variation in the EUR / BRL exchange rate and the USD / BRL exchange rate.

a.2) Initial Prospective Test: the methodology of the periodic prospective test should also be applied on the initial date of each new strategy.

The Ineffective portion will be recognized using the hedge prospective test.

Ineffective Portion = Prospective Effectiveness – 100%

b) Retrospective Test: The retrospective test will be performed by comparing the cumulative exchange variation from the beginning of the designation of the object with the cumulative exchange variation of the hedging instrument.

The Ineffective portion will be recognized through the prospective hedge test.

Effectiveness should range between 80% and 125%.

Hedge of foreign investments, the effective portion of changes in the value of the hedging instrument is temporarily recognized in equity until the expected transactions occur, when this portion is then recognized in the consolidated income statement. However, if the expected transactions result in the recognition of non-financial assets or liabilities, this portfolio will be included in the cost of financial assets or liabilities. The non-effective portion of the change in the value of exchange rate hedging derivatives is recognized directly in the consolidated income statement. And the non-effective portion of gains and losses on cash flow hedging instruments in a foreign operation is recognized directly in “Gains (losses) with (net) financial assets and liabilities” in the consolidated income statement.

		12/31/2016		12/31/2015

Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Foreign investment
Forward / Spot	44,844	-	13,462	-
Total	44,844	-	13,462	-

On December 31, 2016, the notional value of this Investment Hedge is R$2,687,347, maturing between January, 2017 to June, 2017 and the effect of R$2,552,596, of exchange rate changes recorded in equity, net of taxes.

a.6) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa using own and third-party derivatives is composed of government securities.

	2016	2015	2014

Financial Treasury Bill - LFT	1,556,804	330,605	1,135,366
National Treasury Bill - LTN	4,636,644	8,757,097	4,688,978
National Treasury Notes - NTN	27,598	757,969	1,763,751
Total	6,221,046	9,845,671	7,588,095

b) Short positions

On December 31, 2016 the balance of short positions totaled R$31,694,269 (2015 - R$20,047,631 and 2014 - R$11,285,431) which includes the amount of financial liabilities resulting from the direct sale of financial assets purchased through resale or loan commitments.

10. Loans and advances to customers a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to customers” in the consolidated balance sheets is as follows:

Thousands of Reais	2016	2015	2014

Loans and receivables	252,002,774	252,033,449	235,690,349
Of which:
Loans and receivables at amortized cost	268,437,556	267,266,449	249,110,881
Provision for impairment losses (impairment)	(16,434,782)	(15,233,000)	(13,420,532)
Loans and advances to customers, net	252,002,774	252,033,449	235,690,349
Loans and advances to customers, gross	268,437,556	267,266,449	249,110,881

Thousands of Reais	2016	2015	2014
Type:
Loans operations (1)	257,256,452	257,671,667	243,424,562
Lease Portfolio	2,092,882	2,126,210	2,265,807
Repurchase agreements	308,483	517,536	6,463
Other receivables (2)	8,779,739	6,951,036	3,414,049
Total	268,437,556	267,266,449	249,110,881

(1) Includes loans and other loans with credit characteristics.

(2) Refer substantially to Exchange Operations and Other Receivables without characteristics of credit granting.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Note 45-d contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates. There are no loans and advances to customers for material amounts without fixed maturity dates.

b) Detail

Following is a detail, by loan type and status, borrower sector and interest rate formula, of the loans and advances to customers, which reflect the Bank’s exposure to credit risk in its core business, gross of impairment losses:

Thousands of Reais	2016	2015	2014
Loan borrower sector:
Commercial, and industrial	140,993,043	150,880,864	133,087,371
Real estate-construction	36,650,011	36,851,879	31,864,656
Installment loans to individuals	88,701,763	77,407,496	81,893,047
Lease financing	2,092,739	2,126,210	2,265,807
Total (1)	268,437,556	267,266,449	249,110,881

(1) It includes commercial credit, secured loans, reverse repurchase agreements, finance leases, other term loans and impaired assets.

Interest rate formula:
Fixed interest rate	178,231,509	173,018,504	172,649,313
Floating rate	90,206,047	94,247,945	76,461,568
Total	268,437,556	267,266,449	249,110,881

Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total
Commercial and industrial	99,657,167	61.65%	35,789,118	45.10%	5,546,758	20.23%	140,993,043	52.52%
Real estate	8,648,702	5.35%	11,761,420	14.82%	16,239,889	59.23%	36,650,011	13.65%
Installment loans to individuals	52,205,927	32.29%	30,867,880	38.90%	5,627,956	20.53%	88,701,763	33.05%
Lease financing	1,152,436	0.71%	937,950	1.18%	2,353	0.01%	2,092,739	0.78%
Loans and advances
to customers, gross	161,664,232	100.00%	79,356,368	100.00%	27,416,956	100.00%	268,437,556	100.00%

Thousands of Reais	2016	2015	2014

Maturity
Less than 1 year	161,664,232	116,555,381	150,953,694
Between 1 and 5 years	79,356,369	104,563,829	79,939,575
More than 5 years	27,416,955	46,147,239	18,217,612
Loans and advances to customers, gross	268,437,556	267,266,449	249,110,881

Internal risk classification
Low	207,889,639	211,645,464	199,200,968
Medium-low	32,104,168	29,500,791	27,043,995
Medium	10,940,879	8,638,914	7,934,964
Medium - high	6,976,969	8,552,474	5,899,116
High	10,525,901	8,928,806	9,031,838
Loans and advances to customers, gross	268,437,556	267,266,449	249,110,881

c) Impairment losses

The changes in the allowances for the impairment losses on the balances of “Loans and receivables” were as follows:

Thousands of Reais	2016	2015	2014

Balance at beginning of year	15,411,759	13,562,811	13,640,545
Impairment losses charged to income for the year	14,383,935	13,723,179	12,048,587
Of which:
Commercial and industrial	6,523,051	6,634,110	4,875,243
Real estate-construction	369,431	91,196	37,891
Installment loans to individuals	7,616,819	6,765,541	6,867,258
Lease financing	(125,366)	232,332	268,195
Write-off of impaired balances against recorded impairment allowance	(11,604,568)	(11,874,231)	(12,126,321)
Of which:
Commercial and industrial	(4,553,166)	(4,953,324)	(4,493,800)
Real estate-construction	(189,625)	(77,412)	(96,715)
Installment loans to individuals	(6,810,997)	(6,621,809)	(7,336,858)
Lease financing	(50,780)	(221,686)	(198,948)
Balance at end of year	18,191,126	15,411,759	13,562,811
Of which:
Loans and advances to customers	16,434,782	15,233,000	13,420,532
Loans and amounts due from credit institutions (Note 6)	201,441	178,759	142,279
Provision for Debt Instruments (Note 7)	1,554,903	-	-

Recoveries of loans previously charged off	994,101	757,320	855,016
Of which:
Commercial and industrial	562,393	293,668	184,908
Real estate-construction	102,826	86,360	80,804
Installment loans to individuals	314,422	348,090	559,826
Lease financing	14,460	29,202	29,478

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Taking into account these amounts recognized in “Impairment losses charged to income for the year” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$13,389,834 in 2016, R$12,965,859 in 2015 and R$11,193,571 in 2014.

The balances of the provision for losses due to non-recovery by debtor sector are as follows:

Thousands of Reais	2016	2015	2014

Commercial and industrial	10,555,109	8,585,225	6,905,522
Real estate	363,859	184,053	170,269
Installment loans to individuals	7,225,822	6,420,000	6,275,183
Lease financing	46,336	222,481	211,837
Total	18,191,126	15,411,759	13,562,811

d) Impaired assets

The detail of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to customers” and considered to be impaired due to credit risk is as follows:

Thousands of Reais	2016	2015	2014

Balance at beginning of year	18,599,379	14,011,225	14,021,777
Net additions	11,892,321	16,462,385	12,115,769
Written-off assets	(11,604,568)	(11,874,231)	(12,126,321)
Balance at end of year	18,887,132	18,599,379	14,011,225

Following is a detail of the financial assets considered to be impaired classified by age of the oldest past-due amount:

Thousands of Reais	2016	2015	2014

With no Past-Due Balances or Less than 3 Months Past Due	10,550,548	10,307,442	6,056,246
With Balances Past Due by
3 to 6 Months	2,983,575	3,763,466	3,042,247
6 to 12 Months	4,921,527	4,186,323	4,343,615
12 to 18 Months	339,596	265,407	398,782
18 to 24 Months	53,578	20,045	88,955
More than 24 Months	38,308	56,696	81,380
Total	18,887,132	18,599,379	14,011,225
Debt Sector
Commercial and industrial	11,628,655	10,748,644	6,736,928
Real estate	718,514	828,966	375,291
Installment loans to individuals	6,487,717	6,970,241	6,838,576
Lease financing	52,246	51,528	60,430
Total	18,887,132	18,599,379	14,011,225

e) Loan past due for less than 90 days but not classified as impaired

Thousands of Reais	2016	% of total loans past due for less than 90 days	2015	% of total loans past due for less than 90 days	2014	% of total loans past due for less than 90 days
Commercial and industrial	4,141,349	23.79%	5,072,197	24.27%	4,579,622	23.20%
Mortgage loans	5,201,709	29.88%	7,551,584	36.13%	6,095,965	30.88%
Installment loans to individuals	7,957,294	45.71%	8,235,699	39.40%	8,974,454	45.45%
Financial Leasing	108,607	0.62%	41,013	0.20%	93,035	0.47%
Total (1)	17,408,959	100.00%	20,900,493	100.00%	19,743,076	100.00%

(1) Refers only to loans past due between 1 and 90 days.

f) Lease at present value

As at December 31, 2016, 2015 and 2014 there were no material agreements for lease contracts.

  Breakdown by maturity

  Gross investment in lease transactions

Thousands of Reais	2016	2015	2014

Overdue	16,051	21,127	35,292
Due to:
Up to 1 year	1,207,473	1,241,798	1,270,897
From 1 to 5 years	1,190,844	1,184,418	1,263,873
Over 5 years	4,079	6,078	7,413
Total	2,418,447	2,453,421	2,577,475

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

g) Transfer of financial assets with retention of risks and benefits

In December 31, 2016, the amount recorded on “Loans and advances to customers” related to loan portfolio assigned is R$783,967 (2015 - R$202,113 and 2014 - R$262,515), and R$774,673 (2015 - R$190,333 and 2014 - R$242,024) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

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

11. Non-current assets held for sale

At December 31, 2016, 2015 and 2014, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets. The change in the "Non-current assets held for sale" is as follows:

Thousands of Reais	2016	2015	2014

Balance at beginning of year	1,310,033	978,274	324,412
Foreclosures loans	834,903	293,440	337,840
Capital Increase in Companies held for sale	10,462	355,538	-
Change in the scope of consolidation (1) (4)	(497,847)	-	418,846
Sales (2)	(239,291)	(317,321)	(102,850)
Others	48	102	26
Final balance, gross (3)	1,418,308	1,310,033	978,274
Impairment losses	(80,423)	(72,540)	(48,326)
Impairment as a percentage of foreclosed assets	5.67%	5.54%	4.94%
Balance at end of year	1,337,885	1,237,493	929,948

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

(4) On September 30, 2016, due to no expectation of sale of this investment by the current market situation, management decided to transfer the total of this balance, to caption investments in affiliates and subsidiaries in the country (Note 2).

12. Investments in associates and joint ventures

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

a) Breakdown

					Participation %
Jointly Controlled by Banco Santander	Activity	Country	2016	2015	2014
Banco RCI Brasil S.A. (Current Company Name of RCI
Brasil Leasing) (5)	Financial	Brazil	39.89%	39.89%	39.89%
Norchem Participações e Consultoria S.A.(1)	Other Activities	Brazil	50.00%	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (1) (7)	Securitization	Brazil	9.72%	13.64%	13.64%
Estruturadora Brasileira de Projetos S.A. - EBP (1)	Other Activities	Brazil	11.11%	11.11%	11.11%
Campo Grande Empreendimentos	Other Activities	Brazil	25.32%	25.32%	-

Jointly Controlled by Santander S.A. Serviços
Técnicos, Administrativos e de Corretagem de
Seguros (Santander Serviços)
Webmotors S.A. (3) (9)	Other Activities	Brazil	70.00%	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1) (4)	Other Activities	Brazil	19.81%	19.81%	19.81%
Jointly Controlled by Getnet S.A.
iZettle do Brasil Meios de Pagamento S.A. ("iZettle do
Brasil”) (6)	Other Activities	Brazil	-	50.00%	50.00%
Jointly Controlled by Santander Participações S.A.
PSA Corretora de Seguros e Serviços Ltda. (8)	Insurance Broker	Brazil	50.00%	-	-
Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	21.75%	21.75%	21.75%

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

			Investments
	2016	2015	2014
Jointly Controlled by Banco Santander	578,761	567,367	545,110
Banco RCI Brasil S.A. (5)	538,756	526,680	502,894
Norchem Participações e Consultoria S.A.(1)	26,302	23,665	23,739
Cibrasec - Companhia Brasileira de Securitização (1) (7)	7,435	10,325	10,236
Estruturadora Brasileira de Projetos S.A. - EBP (1)	6,268	6,697	8,241

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	389,678	476,640	458,444
Webmotors S.A. (3) (9)	246,965	339,899	327,615
Tecnologia Bancária S.A. - TECBAN (1) (4)	142,713	136,741	130,829

Jointly Controlled by Santander Participações S.A	658	-	-
PSA Corretora de Seguros e Serviços Ltda. (8)	658	-	-

Jointly Controlled by Getnet S.A.	-	(2,768)	491
iZettle do Brasil (6)	-	(2,768)	491

Significant Influence of Banco Santander	20,980	19,504	19,416
Norchem Holding e Negócios S.A. (1)	20,980	19,504	19,416
Total	990,077	1,060,743	1,023,461

		Results of Investments

	1/01 to 12/31/2016	1/01 to 12/31/2015	1/01 to 12/31/2014

Jointly Controlled by Banco Santander	16,748	85,993	49,094
Banco RCI Brasil S.A. (5)	14,175	85,221	54,414
Norchem Participações e Consultoria S.A.(1)	2,637	1,976	4,434
Cibrasec - Companhia Brasileira de Securitização (1) (7)	366	340	179
Estruturadora Brasileira de Projetos S.A. - EBP (1)	(430)	(1,544)	(2,768)
BW Guirapá I S.A. (2)	-	-	(7,165)

Jointly Controlled by Santander Serviços	28,990	29,309	40,823
Webmotors S.A. (3) (9)	23,019	23,397	21,539
Tecnologia Bancária S.A. - TECBAN (1) (4)	5,971	5,912	19,284

Jointly Controlled by Santander Participações S.A	548	-	-
PSA Corretora de Seguros e Serviços Ltda. (8)	548	-	-

Jointly Controlled by Getnet S.A.	(225)	(491)	(1,779)
iZettle do Brasil (6)	(225)	(491)	(1,779)

Significant Influence of Banco Santander	1,476	1,501	2,958
Norchem Holding e Negócios S.A. (1)	1,476	1,501	2,958
Total	47,537	116,312	91,096

			2016
	Total assets	Total liabilities	Total profit(11)
Jointly Controlled by Banco Santander	8,831,611	7,318,656	89,544
Banco RCI Brasil S.A. (5)	8,603,844	7,276,320	79,223
Norchem Participações e Consultoria S.A.(1)	78,833	26,228	5,274
Cibrasec - Companhia Brasileira de Securitização (1) (7)	91,083	14,659	7,011
Estruturadora Brasileira de Projetos S.A. - EBP (1)	57,851	1,449	(1,964)

Jointly Controlled by Santander Serviços	1,456,444	940,962	57,502
Webmotors S.A. (3) (9)	145,499	35,231	29,934
Tecnologia Bancária S.A. - TECBAN (1) (4)	1,310,945	905,731	27,568

Jointly Controlled by Santander Participações S.A	3,382	2,066	1,093
PSA Corretora de Seguros e Serviços Ltda. (8)	3,382	2,066	1,093

Significant Influence of Banco Santander	127,598	31,136	6,792
Norchem Holding e Negócios S.A. (1)	127,598	31,136	6,792
Total	10,419,035	8,292,820	154,931

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

			2015
	Total assets	Total liabilities	Total profit(11)
Jointly Controlled by Banco Santander	8,702,727	7,170,602	180,663
Banco RCI Brasil S.A. (5)	8,474,418	7,125,614	174,629
Norchem Participações e Consultoria S.A. (1)	73,288	25,958	3,953
Cibrasec - Companhia Brasileira de Securitização (1) (7)	92,495	16,775	1,932
Estruturadora Brasileira de Projetos S.A. - EBP (1)	62,526	2,255	149

Jointly Controlled by Santander Serviços	1,531,883	890,028	83,902
Webmotors S.A. (3) (9)	279,935	36,904	36,636
Tecnologia Bancária S.A. - TECBAN (1) (4)	1,251,948	853,124	47,266

Jointly Controlled by Getnet S.A.	20,210	25,747	(2,420)
iZettle do Brasil (6)	20,210	25,747	(2,420)

Significant Influence of Banco Santander	119,687	30,017	6,902
Norchem Holding e Negócios S.A. (1)	119,687	30,017	6,902
Total	10,374,507	8,116,394	269,047

			2014
	Total assets	Total liabilities	Total profit(11)
Jointly Controlled by Banco Santander	9,575,690	8,102,926	159,601
Banco RCI Brasil S.A. (5)	9,316,712	8,049,342	148,644
Norchem Participações e Consultoria S.A. (1)	81,395	25,220	8,868
Cibrasec - Companhia Brasileira de Securitização (1) (7)	98,490	23,444	3,618
Estruturadora Brasileira de Projetos S.A. - EBP (1)	79,093	4,920	(1,529)

Jointly Controlled by Santander Serviços	1,191,219	605,654	110,078
Webmotors S.A. (3) (9)	260,531	20,275	31,097
Tecnologia Bancária S.A. - TECBAN (1) (4)	930,688	585,379	78,981

Jointly Controlled by Getnet S.A.	8,438	11,555	(13,380)
iZettle do Brasil (6)	8,438	11,555	(13,380)

Significant Influence of Banco Santander	156,942	67,674	13,602
Norchem Holding e Negócios S.A. (1)	156,942	67,674	13,602
Total	10,932,289	8,787,809	269,901

b) Changes

The changes in the balance of this item were as follows:

	2016	2015	2014
Jointly Controlled by Banco Santander
Balance at beginning of year	1,041,239	1,004,045	947,992
Change in the scope of consolidation (2)	(2,926)	-	7,165
Low/ Additions (6) (8)	3,105	(2,768)	(4,393)
Capital gains/reduction (9)	(76,860)	-	368
Income from companies accounted for by the equity method	46,061	114,811	88,138
Dividends proposed/received	(39,424)	(74,849)	(35,197)
Others	(2,098)	-	(28)
Balance at end of year	969,097	1,041,239	1,004,045

Significant Influence of Banco Santander
Balance at beginning of year	19,504	19,416	115,811
Change in the scope of consolidation (2)	-	-	(88,715)
Income from companies accounted for by the equity method	1,476	1,501	2,958
Dividends proposed/received	-	(1,413)	(10,638)
Balance at end of year	20,980	19,504	19,416

(1) Companies with a lag of one month for the equity calculation. Accounting for equity income was used on 12/31/2016 the position of 11/30/2016.

(2) On September, 2014 the investment held in BW Guirapá I S.A. by Banco Santander was transferred to Santander Participações and was reclassified to non-current assets held for sale (Note 11). Investments transferred from the non-current assets item held for sale in September 2016.

(3) In March 7, 2014 was concluded acquisition by company Webmotors SA, 100% of the share capital of KM Locanet Ltd. - ME (Compreauto).

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

(5) The EGM of July 21, 2015, approved the Company's transformation into a multiple bank, with investment portfolios, leasing and credit, financing and investment and also the change of the name of the Companhia de Arrendamento Mercantil RCI Brasil to Banco RCI Brasil S.A. This process was approved by the BACEN on October 28, 2015.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

(6) In June 2016 the interest held in iZetlle do Brasil S.A was sold.

(7) At the ESM held on April 29, 2016 was approved the reform in the distribution structure of the capital of Cibrasec through the creation of preferred shares issued by the Company with voting rights and the share conversion of the common shares of Company into preferred shares, this reform was ratified at the ESM held on May 30, 2016. Banco Santander became part of their ordinary shares held in the capital of Cibrasec, the corresponding amount to five thousand (5,000) common shares issued by Cibrasec 50 (fifty) preferred shares in the proportion of 100 (one hundred) common shares for each one (1) preferred share, and still held 4,000 (four thousand) common shares in the capital of Cibrasec. Each preferred share entitles the holder the right to one hundred (100) times the right to dividends of the common shares, so that the economic rights were maintained, however, the conversion resulted in reduction in the percentage shareholding in Cibrasec.

(8) Investment acquired on August 1, 2016.

(9) At the ESM realized in September 26, 2016, was approved the reduction of the capital of Webmotors S.A. without cancellation of shares in the amount of R$109,800 to be considered excessive to maintain its activities, and the capital of R$194,580 to R$84,780.

(10) On 31 December 2016, 2015 and 2014 the balances of Assets, Liabilities and Profit refer to 100% of the company balance sheet. There is not balance to the "Other Comprehensive Income" in these companies.

(*) The Bank does not have collateral with associates and joint ventures.

(**) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

c) Impairment losses

No impairment losses were recognized on investments in associates and joint ventures in 2016, 2015 and 2014.

d) Other information

Details of the principal jointly controlled entities:

• Banco RCI Brasil S.A.: A company incorporated in the form of corporation headquartered in Parana, is primarily engaged in the practice of loans in order to sustain the growth of automotive brands Renault and Nissan in the Brazilian market by financing the dealer network and the end consumer. It is a financial institution that is part of the RCI Banque Group and the Santander Group, with operations conducted as part of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and other controllers. On July 21, 2015 the Company's transformation into a Multiple Bank was approved, with investment portfolios, leasing and credit, financing and investment and also the change of company name of Companhia de Arrendamento Mercantil RCI Brasil to Banco RCI Brasil S.A. This process was approved by the Central Bank of Brazil on October 28, 2015. On January 29, 2016, the Companhia de Crédito, Financiamento e Investimento RCI Brasil was merged into its subsidiary Banco RCI Brasil S.A., with this process the interest previously held by RCI Brasil went to Banco Santander.

• Webmotors S.A.: A company incorporated in the form of capital company with headquarters in São Paulo and is engaged in the design, implementation and / or availability of electronic catalogs, space, products, services or means of marketing products and / or services related to the automotive industry, on the Internet through the "website" www.webmotors.com.br (owned by Webmotors) or other means related to e-commerce activities and other uses or Internet applications, as well as participation in capital in other companies and the management of business ventures and the like. It is a company of the Economic Conglomerate - Financial Santander (Santander Group) and Carsales.com Investments PTY LTD (Carsales), and operations conducted as part of a group of institutions that operate jointly. According to the Shareholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and other controllers.

In thousands of Reais		2016		2015
	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors
Current assets	4,103,866	23,071	5,038,181	85,552
Non-current assets	4,499,978	122,428	3,436,237	194,383
Current liabilities	3,629,575	32,601	3,998,536	30,877
Non-current liabilities	3,646,745	2,630	3,127,078	6,027
Cash and cash equivalents	23,612	1,663	38,217	681
Depreciation and amortization	(911)	(12,295)	(3,783)	(9,883)
Revenue	1,575,550	135,242	591,810	137,947
Interest income	1,368,643	28,047	1,424,211	27,854
Interest expense	(903,061)	-	(903,864)	(69)
Tax Income / (expense)	(3,326)	(13,370)	(108,837)	(16,086)
Current financial liabilities (excluding trade and other payables and provisions)	3,629,575	31,707	3,436,699	30,110
Non-current financial liabilities (excluding trade and other payables and provisions)	3,646,745	1,736	2,565,241	5,260

13. Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for the Bank own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during fiscal years ended December 31, 2016, 2015 and 2014.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

In thousands of reais	Land and	IT equipment and	Furniture and	Works in progress and
Cost	buildings	fixtures	vehicles	others	Total
Balance at December 31, 2013	3,020,484	2,142,937	5,583,177	4,465	10,751,063
Additions	160,091	431,813	1,246,380	-	1,838,284
Additions resulting mergers	-	67,581	587,049	-	654,630
Write-off	(20,574)	(2,757)	(277,438)	-	(300,769)
Transfers	(386,453)	49,416	(171,866)	-	(508,903)
Balance at December 31, 2014	2,773,548	2,688,990	6,967,302	4,465	12,434,305

Additions	15,997	120,378	933,913	-	1,070,288
Additions resulting mergers	-	2,723	4,739	-	7,462
Write-off	(19,991)	(12,233)	(228,324)	-	(260,548)
Transfers	(44,695)	350,889	(314,139)	(706)	(8,651)
Balance at December 31, 2015	2,724,859	3,150,747	7,363,491	3,759	13,242,856

Additions	3,024	154,852	715,264	-	873,140
Additions resulting mergers	-	2,021	3,961	-	5,982
Write-off	(29,174)	(15,011)	(141,442)	-	(185,627)
Change in the scope of consolidation	-	45	257	-	302
Transfers	12,484	74,361	(82,650)	-	4,195
Balance at December 31, 2016	2,711,193	3,367,015	7,858,881	3,759	13,940,848
Accumulated depreciation
Balance at December 31, 2013	(407,068)	(1,412,264)	(2,005,320)	-	(3,824,652)

Additions	(59,533)	(332,629)	(480,587)	-	(872,749)
Additions resulting mergers	-	-	(652,155)	-	(652,155)
Write-off	1,742	6,725	163,105	-	171,572
Transfers	(310)	(1,627)	(152,052)	-	(153,989)
Balance at December 31, 2014	(465,169)	(1,739,795)	(3,127,009)	-	(5,331,973)

Additions	(83,106)	(343,642)	(602,958)	-	(1,029,706)
Additions resulting mergers	-	(831)	(3,357)	-	(4,188)
Write-off	17,353	10,531	207,420	-	235,304
Transfers	(624)	(19,143)	(76,827)	-	(96,594)
Balance at December 31, 2015	(531,546)	(2,092,880)	(3,602,731)	-	(6,227,157)

Additions	(82,963)	(387,855)	(683,770)	-	(1,154,588)
Additions resulting mergers	-	(1,594)	(1,234)	-	(2,828)
Write-off	13,999	13,092	121,338	-	148,429
Change in the scope of consolidation	-	(26)	(76)	-	(102)
Transfers	6,300	(39,836)	(5,761)	-	(39,297)
Balance at December 31, 2016	(594,210)	(2,509,099)	(4,172,234)	-	(7,275,543)

Losses from non-recovery (impairment)
Balance at December 31, 2013	(40,484)	-	-	-	(40,484)

Impacts on results	9,188	-	-	-	9,188
Balance at December 31, 2014	(31,296)	-	-	-	(31,296)

Impacts on results	(2,077)	-	-	-	(2,077)
Write-off	23,588	-	-	-	23,588
Balance at December 31, 2015	(9,785)	-	-	-	(9,785)

Impacts on results	(3,246)	-	(5,841)	-	(9,087)
Balance at December 31, 2016	(13,031)	-	(5,841)	-	(18,872)

Carrying amount
Balance at December 31, 2014	2,277,083	949,195	3,840,293	4,465	7,071,036
Balance at December 31, 2015	2,183,528	1,057,867	3,760,760	3,759	7,005,914
Balance at December 31, 2016	2,103,952	857,916	3,680,806	3,759	6,646,433

The depreciation expenses has been included in the line item “Depreciation and amortization” in the income statement.

b) Tangible asset purchase commitments

On December 31, 2016 the Bank has contractual commitments for the acquisition of tangible assets amount of R$9.1 million (2015 - R$0 and 2014 R$0).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

14. Intangible assets - Goodwill

Goodwill is the difference between the acquisition cost and the Bank's participation in the net fair value of assets, liabilities and contingent liabilities of the acquire. When the difference is negative (negative goodwill), it is recognized immediately through profit or loss. In accordance with IFRS 3 Business Combinations, goodwill is stated at cost and is not amortized but tested annually for impairment or whenever there is an evidence of reduction on the recoverable value of the cash generating unit to which the goodwill was allocated. Goodwill is recognized at cost considering the accumulated impairment losses. Impairment losses related to goodwill are not reversible. Gains and losses related to the sale of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment test (note 2.o.i) and has been allocated according to the operating segments (note 46).

Based on the assumptions described above management has not identified any evidence of impairment(3) on December 31, 2016, 2015 and 2014.

Thousands of Reais	2016	2015	2014
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565	27,217,565
Olé Consignado (Current Company name of Banco Bonsucesso Consignado)	62,800	62,800	-
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super)	13,050	13,050	14,086
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	1,039,304	1,039,304	1,039,304
BW Guirapá I S.A.	22,320	-	-
Total	28,355,039	28,332,719	28,270,955

			Commercial Banking
	2016	2015	2014
Main assumptions:
Basis of determining recoverable amounts		Value in use: cash flows
Period of the projections of cash flows (1)	5 years	5 years	5 years
Growth rate perpetual	8.0%	7.5%	7.0%
Discount rate (2)	15.2%	15.2%	14.4%

(1) The projections of cash flow are prepared using growth plans and internal budget of the administration, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax is 20.23% (2015 - 20.11%).

(3) The recoverability test base date is December 31, 2016, since at the end of each reportable period or whenever there is any indication of impairment, goodwill (tested for impairment Recoverability).

The changes of goodwill in December, 31 2016, 2015 and 2014 were as follows:

Thousands of Reais	2016	2015	2014

Balance at beginning of the year	28,332,719	28,270,955	27,217,565
Additions:
Getnet S.A./Super/Bonsucesso/BW Guirapá (1)	22,320	61,764	1,053,390
Balance at end of the year	28,355,039	28,332,719	28,270,955

(1) In 2016 refers to goodwill of BW Guirapá. In 2015, investment contract which Banco Santander, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, with 60% of capital. In 2014, includes the goodwill on the acquisition of all the shares issued by Getnet and the result of the acquisition by Aymoré in company Super Pagamentos e Administração de Meios Eletrônicos Ltda.

15. Intangible assets - Other intangible assets

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

Cost	IT developments	Other assets	Total
Balance at December 31, 2013	3,892,521	345,343	4,237,864
Additions	571,018	11,841	582,859
Additions resulting mergers	171,071	-	171,071
Write-off	(10,651)	(316)	(10,967)
Transfers	(46,885)	-	(46,885)
Balance at December 31, 2014	4,577,074	356,868	4,933,942

Additions	607,642	3,647	611,289
Additions resulting mergers	759	1	760
Write-off	(11,282)	-	(11,282)
Transfers	28,307	37,200	65,507
Balance at December 31, 2015	5,202,500	397,716	5,600,216

Additions	652,490	18,395	670,885
Additions resulting mergers	250	89	339
Write-off	(450)	(10,202)	(10,652)
Change in the scope of consolidation	4	-	4
Transfers	12,150	-	12,150
Balance at December 31, 2016	5,866,944	405,998	6,272,942

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Accumulated amortization	IT developments	Other assets	Total
Balance at December 31, 2013	(1,891,927)	(212,929)	(2,104,856)
Additions	(468,461)	(20,919)	(489,380)
Additions resulting mergers	(110,193)	-	(110,193)
Write-off	2,155	316	2,471
Transfers	4,153	-	4,153
Balance at December 31, 2014	(2,464,273)	(233,532)	(2,697,805)

Additions	(413,450)	(46,861)	(460,311)
Additions resulting mergers	(115)	-	(115)
Write-off	10,169	-	10,169
Transfers	18,675	13,614	32,289
Balance at December 31, 2015	(2,848,994)	(266,779)	(3,115,773)

Additions	(304,046)	(24,005)	(328,051)
Additions resulting mergers	(249)	-	(249)
Write-off	141	10,202	10,343
Change in the scope of consolidation	(1)	-	(1)
Transfers	32,167	3,427	35,594
Balance at December 31, 2016	(3,120,982)	(277,155)	(3,398,137)

Losses from non-recovery (Impairment) - IT
Balance at December 31, 2013	(286,197)	-	(286,197)

Impact on net profit	(5,123)	-	(5,123)
Write-off	5,486	-	5,486
Balance at December 31, 2014	(285,834)	-	(285,834)

Impact on net profit (1)	(670,556)	(8,698)	(679,254)
Write-off	(38,412)	-	(38,412)
Balance at December 31, 2015	(994,802)	(8,698)	(1,003,500)

Impact on net profit	898	(6,736)	(5,838)
Transfers	16,193	143	16,336
Balance at December 31, 2016	(977,711)	(15,291)	(993,002)

Carrying amount
Balance at December 31, 2014	1,826,967	123,336	1,950,303
Balance at December 31, 2015	1,358,704	122,239	1,480,943
Balance at December 31, 2016	1,768,251	113,552	1,881,803

(1) In 2015, includes impairment loss of assets in the acquisition and development of software in the amount of R$674,780. The loss in the acquisition and development of software was recorded due to obsolescence function and disruption of these systems.

The amortization expenses has been included in the line item “Depreciation and amortization” in the income statement.

16. Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousands of Reais	2016	2015	2014

Customer relationships (1)	62,625	221,478	946,571
Prepayments and accrued income	1,825,467	1,383,476	1,289,624
Contractual guarantees of former controlling stockholders (Note 24.c.5)	814,925	789,974	783,909
Actuarial asset (Note 23)	153,661	-	557
Amounts receivable of covenants	-	8	530,311
Other receivables (2)	2,247,334	1,407,182	1,515,754
Total	5,104,012	3,802,118	5,066,726

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

17. Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousands of Reais	2016	2015	2014

Classification:
Financial liabilities at amortized cost	78,634,072	69,451,498	63,674,201
Total	78,634,072	69,451,498	63,674,201

Type:
Demand deposits (1)	314,112	144,596	161,538
Time deposits (2)	49,548,858	55,795,205	42,044,680
Repurchase agreements	28,771,102	13,511,697	21,467,983
Of which:
Backed operations with Private Securities (3)	446,429	84,573	961,359
Backed operations with Government Securities	28,324,673	13,427,124	20,506,624
Total	78,634,072	69,451,498	63,674,201

Currency:
Reais	51,339,830	33,056,128	39,519,636
Euro	576,994	528,465	66,735
US dollar	26,546,404	35,612,670	24,085,176
Other currencies	170,844	254,235	2,654
Total	78,634,072	69,451,498	63,674,201

(1) Non-interest bearing accounts.

(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

(3) Refers basically to repurchase agreements backed by debentures own issue.

Note 45-d contains a detail of the remaining maturity of financial liabilities at amortized cost and of the related average interest rates.

18. Customer deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousands of Reais	2016	2015	2014

Classification:
Financial liabilities at amortized cost	247,445,177	243,042,872	220,644,019
Total	247,445,177	243,042,872	220,644,019
Type:
Demand deposits
Current accounts (1)	15,868,201	15,579,923	15,507,604
Savings accounts	36,051,476	35,984,838	37,938,936
Time deposits	94,478,875	89,986,025	91,552,181
Repurchase agreements	101,046,625	101,492,086	75,645,298
Of which:
Backed operations with Private Securities (2)	59,460,210	61,173,979	46,699,288
Backed operations with Government Securities	41,586,415	40,318,107	28,946,010
Total	247,445,177	243,042,872	220,644,019

(1) Non-interest bearing accounts.

(2) Refers basically to repurchase agreements backed by debentures own issue.

Note 45-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

19. Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousands of Reais	2016	2015	2014

Classification:
Financial liabilities at amortized cost	99,842,955	94,658,300	70,355,249
Total	99,842,955	94,658,300	70,355,249

Type:
Real estate credit notes - LCI (1)	23,983,429	23,795,322	22,669,332
Bonds and other securities	7,721,646	13,465,373	11,784,701
Treasury Bills (2)	61,157,037	55,300,989	33,998,433
Agribusiness credit notes - LCA (3)	6,980,843	2,096,616	1,902,783
Total	99,842,955	94,658,300	70,355,249

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Indexes:	Domestic	Abroad

Treasury Bills	97% to 108% of CDI	-
	100% of IGPM	-
	100% of IPCA	-
	Pre fixed: 10.05% to 17.74%	-
	104% to 105% of SELIC	-
Real estate credit notes - LCI	70% to 97% of CDI	-
	Pre fixed: 8.27% of 14.91%	-
	100% of IPCA	-
	100% of TR	-
Agribusiness credit notes - LCA	87% to 94% of CDI	-
Eurobonds	0.7% to 3%	0.72% to 15.70%

(1) Real Estate Credit Notes are fixed income securities pegged by mortgages and mortgage-backed securities or liens on property. On December 31, 2016, have maturities between 2017 to 2026 (12/31/2015 - there are maturities between 2016 to 2020).

(2) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2016, have a maturity between 2017 to 2025 (2015 - have a maturity between 2016 to 2025 and 2014 - have a maturity between 2015 to 2025).

(3) Agribusiness credit notes are fixed income securities in which resources are allocated to the promotion of agribusiness. On December 31, 2016, have maturities between 2017 to 2018 (12/31/2015 - they have a maturity between 2016 to 2018).

The breakdown, by currency, of the balance of this account is as follows:

Thousands of Reais
Currency:	2016	2015	2014

Real	92,132,195	82,506,826	59,870,381
US dollar	7,645,542	11,180,678	9,418,869
Swiss Francs	-	603,889	940,256
Peso/Chile	-	135,388	101,264
Iene	-	35,743	24,479
Euro	65,218	195,776	-
Total	99,842,955	94,658,300	70,355,249

			Average interest (%)
Currency:	2016	2015	2014

Real	11.7%	12.1%	9.6%
US dollar	3.7%	1.0%	3.0%
Swiss Francs	-	-	1.8%
Peso/Chile	-	-	4.6%
Iene	-	3.1%	5.6%
Total	12.1%	11.3%	9.6%

The changes in the balance of Marketable debt instruments were as follows:

Thousands of Reais	2016	2015	2014

Balance at beginning of the year	94,658,300	70,355,249	65,300,548
Issuances	50,313,469	72,936,057	53,187,121
Payments	(56,164,769)	(63,516,234)	(55,388,115)
Interest (Note 34)	12,212,922	10,047,874	6,347,571
Exchange differences and Others	(1,305,204)	4,835,354	1,125,481
Transfer Held For Sale	-	-	(217,357)
Additions arising from acquisitions of companies	128,237	-	-
Balance at end of the year	99,842,955	94,658,300	70,355,249

At December 31, 2016, 2015 and 2014, none of these instruments was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

The note 45-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in each year.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The breakdown of "Bonds and other securities" is as follows:

	Issuance	Maturity	Currency	Interest rate (p.a)	2016	2015	2014

Eurobonds	apr and nov-10	apr-15	US$	4.5%	-	-	2,173,398
Eurobonds	jan and jun-11	jan-16	US$	4.3%	-	3,268,431	2,256,237
Eurobonds	feb and sep-12	feb-17	US$	4.6%	4,116,309	5,025,982	3,575,617
Eurobonds (2)	apr-12	apr-16	CHF	3.3%	-	603,889	412,596
Eurobonds (2)	mar-13	apr-18	US$	4,5% a 8,4% (1)	-	-	892,090
Eurobonds (2)	mar and may-13	mar-16	R$	8.0%	-	1,255,841	1,258,363
Eurobonds (2)	jun-13	jun-15	CHF	1.1%	-	-	339,686
Eurobonds (2)	mar-13	mar-15	CHF	1.7%	-	-	187,974
Eurobonds (2)	apr-12	apr-16	CLP	4.6%	-	135,388	101,264
Eurobonds	oct-14	oct-16	US$	2.0%	-	102,708	51,488
Eurobonds (2)	sep-14	sep-16	JPY	1.8%	-	35,743	24,480
Eurobonds	dec-15	jul-16	US$	2.7%	-	195,254	-
Eurobonds	dec-15	jun-16	EUR	1.0%	-	170,053	-
Eurobonds	jun-15	jan-16	US$	1.1%	-	173,487	-
Eurobonds	jul-15	jan-16	US$	1.1%	-	839,956	-
Eurobonds	aug-15	feb-16	US$	1.2%	-	510,082	-
Eurobonds	aug-15	feb-16	US$	1.1%	-	291,345	-
Eurobonds	feb-15	feb-18	US$	2.2%	39,727	47,598	-
Eurobonds	jul-15	jul-20	US$	3.0%	10,206	11,877	-
Eurobonds	feb-16	mar-17	US$	2.5%	39,940	-	-
Eurobonds	jun-16	jun-17	US$	1.0%	475,424	-	-
Eurobonds	apr-16	apr-17	US$	1.0%	111,059	-	-
Eurobonds	jul-16	jul-17	US$	2.0%	761,129	-	-
Eurobonds	aug-16	aug-17	US$	2.0%	185,533	-	-
Eurobonds	sep-16	sep-17	US$	2.0%	195,206	-	-
Eurobonds	sep-16	mar-17	US$	1.4%	50,045	-	-
Eurobonds	sep-16	sep-17	US$	2.1%	35,562	-	-
Eurobonds	oct-16	jan-17	US$	0.9%	32,422	-	-
Eurobonds	nov-16	feb-17	US$	0.9%	93,498	-	-
Eurobonds	dec-16	mar-17	US$	0.9%	62,219	-	-
Eurobonds	nov-16	mai-17	US$	1.4%	34,720	-	-
Eurobonds	dec-16	jun-17	US$	1.4%	62,105	-	-
Eurobonds	oct-16	oct-17	US$	2.2%	249,214	-	-
Eurobonds	oct-16	oct-17	EUR	0.4%	37,507	-	-
Eurobonds	nov-16	nov-17	US$	2.0%	130,791	-	-
Eurobonds	nov-16	nov-17	US$	1.8%	138,605	-	-
Eurobonds	dec-16	dec-17	US$	1.8%	48,448	-	-
Others					811,977	797,739	511,508
Total					7,721,646	13,465,373	11,784,701

(1) The transaction was settled in advance in the first quarter of 2015 and had compound interest flow: up to April 17, 2013 equal to 4.5% per year in the period from April 18, 2013 to October 17, 2017 equal to 8.4% pa and October 18, 2017 to April 17 2018 equal to 7.0% p.a.

(2) On December 31, 2015 includes R$1,995,118 (2014 - R$1,960,197) in cash flow hedge operations, being R$1,255,841 indexed in Reais (2014 - R$1,258,363), R$603,889 indexed on foreign currency - Swiss Franc (2014 - R$600,570), R$R$135,388 in Chilean Peso (2014 - R$101,264) and R$35,743 for market risk hedge operations (2014 - R$364,166), being R$35.743 (2014 - R$24,480) indexed to foreign currency - YEN and the value at December 31,2014 R$339,686 indexed to foreign currency - Swiss Franc.

20. Subordinated liabilities

The detail of the balance of “Subordinated liabilities” is as follows:

Thousands of Reais
	Issuance	Maturity (1)	Amount (millions)	Interest rate	2016	2015	2014

Subordinated Liabilities	jun-06	jul-16	R$1,500	105.0% CDI	-	4,196,347	3,683,128
Subordinated Liabilities	oct-06	sep-16	R$850	104.5% CDI	-	2,266,789	1,990,794
Subordinated Liabilities	jul-06 to oct-06	jul-16	R$447	104.5% CDI	-	1,230,505	1,080,684
Subordinated Liabilities	may-08	may-15 to may-18	R$283	CDI (2)	98,378	114,467	114,050
Subordinated Liabilities	may-08 to jun-08	may-15 to jun-18	R$268	IPCA (3)	367,868	289,196	425,421
Total					466,246	8,097,304	7,294,077

(1) Subordinated certificates of deposit issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.

(2) Indexed to 100% and 112% of the CDI.

(3) Indexed to the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.4% p.a.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The detail by currency, of the balance of “Subordinated liabilities” is as follows:

			Thousands of Reais		Average Interest Rate (%)
Currency:	2016	2015	2014	2016	2015	2014

Real	466,246	8,097,304	7,294,077	9.6%	14.6%	11.2%
Total	466,246	8,097,304	7,294,077	9.6%	14.6%	11.2%

The changes in “Subordinated liabilities” were as follows:

	2016	2015	2014

Balance at beginning of year	8,097,304	7,294,077	8,906,144
Payments	(8,362,652)	(216,075)	(2,495,282)
Interest (Note 34)	731,594	1,019,302	883,215
Balance at end of year	466,246	8,097,304	7,294,077

Note 45-d contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

21. Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of such instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan (Note 29.e), are as follows:

					2016	2015	2014
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)(3)
Tier I (1)	jan-14	no maturity (perpetual)	R$3,000	7.4%	4,125,557	4,943,194	3,361,971
Tier II (2)	jan-14	jan-24	R$3,000	6.0%	4,186,361	5,015,843	3,411,341
Total					8,311,918	9,959,037	6,773,312

(1) Interest quarterly paid from April 29, 2014.

(2) Interest semiannually paid from July 29, 2014.

(3) The effective interest rate, considering the income tax source assumed by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

Changes in the balance of "Debt Instruments Eligible to Compose Capital" in twelve-months period ended December 31, 2016, 2015 and 2014 were as

	2016	2015	2014
Balance at beginning of the year	9,959,037	6,773,312	-
Issues	-	-	6,000,000
Interest payment Tier I (1)	276,587	277,024	239,931
Interest payment Tier II (1)	225,161	226,266	195,541
Exchange differences / Others	(1,447,196)	3,291,470	629,081
Payments of interest - Tier I	(379,039)	(347,201)	(191,466)
Payments of interest - Tier II	(322,632)	(261,834)	(99,775)
Balance at end of the year	8,311,918	9,959,037	6,773,312

(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II were recorded against income for the period as "Interest expense and similar charges" (Note 34).

22. Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousands of Reais	2016	2015	2014

Credit card obligations	25,420,237	20,611,690	19,909,272
Unsettled financial transactions (2)	3,829,374	5,814,199	1,106,011
Dividends payable	4,346,128	2,846,433	849,322
Tax collection accounts - Tax payables	1,157,386	879,834	676,405
Liability associated with the transfer of assets (Note 10.g)	774,673	190,333	242,024
Other financial liabilities (1)	1,351,301	1,730,156	662,701
Total	36,879,099	32,072,645	23,445,735

(1) On December 31, 2016, 2015 and 2014 includes the financial liabilities in the amount of R$307 million related to the put option of the commitment of the shares held by Banco Bonsucesso and R$950 million related to the put option having as object the shares held by non-controlling of Getnet SA.

(2) Includes operations to liquidate with BM&FBovespa and payment orders in foreign currency.

Note 45-d contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

23. Provisions for pensions and similar obligations

On December 31, 2016 the balance of provisions for pension funds and similar obligations totaled R$2,710,627 (2015 - R$2,696,653 and 2014 - R$3,869,728).

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

- Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans are closed to new participants.

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

• Other plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed pension entity, which aims at setting up and implementation of benefit plans pension character, complementary to the general welfare, in the form of actual legislation.

The Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the year of 2016 was R$87,603 (2015 - R$79,365).

It has 10 cases of lifetime income with benefits arising from the previous plan.

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

• Nominal discount rate for actuarial obligation and calculation of interest on assets:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 10.9% (2015 - 12.3% and 2014 - 10.9%).

- Cabesp, Law 9,656 and others obligations - 10.8% (2014 - 12.03% and 2014 - 11.0%).

• Estimated long-term inflation rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 4.5% (2015 - 4.5% and 2014 - 4.5%).

• Estimate salary increase rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans - 5.0% (2015 - 5.0% and 2014 - 5.0%).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

iii. Health and Dental Care Plan

• Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A.

Entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

• HolandaPrevi’s Retirees (current corporate name of SantanderPrevi)

For the health care plan Retirement has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until December, 2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

• Former employees of Banco Real S.A. (retiree by Circulars)

It refers to health insurance for former Banco Real's employees, whose lifetime benefit has been granted in the same condition as the active employees, with the same coverage and plan characteristics.

Eligible only to plans basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

• Bandeprev’s retirees

The health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired until November 27, 1998 and 30% of the benefits of employees retired after privatization.

• Officer with Lifetime Benefits (Lifetime Officers)

Lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. In this case, no conclusion, being 100% funded by the Bank.

• Free Clinic

Health care plan (free clinic) is offered for life to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard ward where the cost is 100% of the Foundation Sudameris.

• Life insurance for Banco Real’s retirees

For Retirees from Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Fundação Sudameris where cost is 100% of the retired. It is a closed group.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

The funding status of the defined benefit obligations in 2016 and in the last 3 years are as follows:

Thousands of Reais	2016	2015	2014

Present value of the obligations - Post-employment plans:
To current employees	770,423	753,697	871,376
Vested obligations to retired employees	19,998,703	16,772,102	17,019,976
	20,769,126	17,525,799	17,891,352
Less:
Fair value of plan assets	20,116,916	16,275,269	16,067,029
Unrecognized assets (1)	(969,162)	(963,031)	(874,304)
Provisions – Post-employment plans, net	1,621,372	2,213,561	2,698,627

Present value of the obligations - Other similar obligations:
To current employees	200,009	315,474	340,123
Vested obligations to retired employees	4,046,480	5,719,260	5,737,398
	4,246,489	6,034,734	6,077,521
Less:
Fair value of plan assets	3,310,895	5,673,071	4,906,977
Unrecognized assets (1)	-	(121,429)	-
Provisions – Other similar obligations, net	935,594	483,092	1,170,544
Total provisions for pension plans, net	2,556,966	2,696,653	3,869,171
Of which:
Actuarial provisions	2,710,627	2,696,653	3,869,728
Actuarial assets (note 16)	153,661	-	557

(1) Refers to fully funded plans Banesprev I and III, Sanprev I, II and III and Bandeprev.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

Thousands of Reais		Post-Employment Plans
	2016	2015	2014

Current service cost	15,416	20,560	11,189
Interest cost (net)	120,524	187,650	134,076
Interest on assets not recognized	117,981	95,652	-
Other movements	4,355	(2,607)	(3,481)
Total	258,276	301,255	141,784

Thousands of Reais		Other Similar Obligations
	2016	2015	2014

Current service cost	9,064	10,740	10,606
Interest cost (net)	38,064	124,469	(384,410)
Interest on assets not recognized	14,608	-	-
Other movements	55,943	27	(77,165)
Total	117,679	135,236	(450,969)

The changes in the present value of the accrued defined benefit obligations were as follows:

Thousands of Reais		Post-Employment Plans
	2016	2015	2014

Present value of the obligations at beginning of year	17,525,799	17,891,352	16,497,830
Current service cost	15,416	20,560	11,146
Interest cost	2,046,949	1,877,942	1,770,565
Benefits paid	(1,679,794)	(1,530,082)	(1,445,736)
Actuarial (gains)/losses	2,844,733	(753,155)	1,056,019
Others	16,023	19,182	1,528
Present value of the obligations at end of year	20,769,126	17,525,799	17,891,352

Thousands of Reais		Other Similar Obligations
	2016	2015	2014

Present value of the obligations at beginning of year	6,034,734	6,077,521	5,524,178
Current service cost	9,064	10,740	10,607
Interest cost	703,874	653,206	608,412
Benefits paid	(465,029)	(421,429)	(342,936)
Actuarial (gains)/losses	1,330,371	(285,304)	279,855
Other (1)	(3,366,525)	-	(2,595)
Present value of the obligations at end of year	4,246,489	6,034,734	6,077,521

(1) In the fourth quarter of 2016, Banco Santander updated the procedures for recognizing its obligations to the entity CABESP, in accordance with its bylaws, which establishes the coverage of medical costs in the equality of proportion between associates and sponsor.

The changes in the fair value of the plan assets were as follows:

Thousands of Reais		Post-Employment Plans
	2016	2015	2014

Fair value of plan assets at beginning of year	16,275,269	16,067,029	15,271,532
Interest (Expense) Income	1,926,424	1,690,293	1,652,774
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net	1,589,517	(297,461)	241,663
interest expense
Contributions	2,001,806	298,198	300,624
Of which:
By the Bank	1,985,722	279,111	280,996
By plan participants	16,084	19,087	19,627
Benefits paid	(1,676,116)	(1,482,914)	(1,399,142)
Exchange differences and other items	16	124	(422)
Fair value of plan assets at end of year	20,116,916	16,275,269	16,067,029

Thousands of Reais		Other Similar Obligations
	2016	2015	2014

Fair value of plan assets at beginning of year	5,673,071	4,906,977	4,629,910
Interest (Expense) Income	665,811	528,737	496,373
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	718,628	581,755	187,841
Contributions	-	52,894	50,468
Of which:
By the Bank	-	52,894	50,468
Benefits paid	(3,746,615)	(397,292)	(319,550)
Exchange differences and other items	-	-	(138,065)
Fair value of plan assets at end of year	3,310,895	5,673,071	4,906,977

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Opening of gains (losses) Actuarial from experience, financial assumptions and demographic hypotheses:

Thousands of Reais		Post-Employment Plans
	2016	2015	2014
Experience Plan	(696,910)	(1,299,660)	(580,616)
Changes in Financial Assumptions	(2,135,189)	2,049,061	(475,403)
Changes in Financial Demographic	(12,773)	-	-
Gain (Loss) Actuarial - Obligation	(2,844,872)	749,401	(1,056,019)
Return on Investment, Return Unlike Implied Discount Rate	1,589,446	(297,271)	241,663
Gain (Loss) Actuarial - Asset	1,589,446	(297,271)	241,663
Changes in Superavit Uncollectible	111,926	-	-

Thousands of Reais		Other Similar Obligations
	2016	2015	2014
Experience Plan	(1,116,845)	(433,550)	(80,468)
Changes in Financial Assumptions	(537,952)	718,854	(199,387)
Changes in Financial Demographic	(379)	-	-
Gain (Loss) Actuarial - Obligation	(1,655,176)	285,304	(279,855)
Return on Investment, Return Unlike Implied Discount Rate	718,628	581,755	187,841
Gain (Loss) Actuarial - Asset	718,628	581,755	187,841
Changes in Superavit Uncollectible	136,037	-	-
Effect without Risk Sharing	380,434	-	-

The experience adjustments arising from plan assets and liabilities are shown below:

		Post - Employment Plans
In thousands of reais	2016	2015	2014

Experience in Net Assets Adjustments	1,589,517	(297,461)	241,663

		Other Similar Obligations
In thousands of reais	2016	2015	2014

Experience in Net Assets Adjustments	718,628	581,755	187,841

The amounts of actuarial obligation of defined benefit plans uninsured and defined benefit plans partially or totally covered are shown below:

In thousands of reais	2016	2015	2014

Defined benefit plans uninsured	555,160	826,963	878,550
Defined benefit plans partially or totally covered	24,442,275	22,734,017	23,090,769

In 2017 the Bank expects to make contributions to fund these obligations for amounts similar to those made in 2016.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2016	2015	2014

Equity instruments	1.00%	0.48%	3.04%
Debt instruments	98.16%	98.54%	93.94%
Properties	0.30%	0.28%	0.32%
Other	0.54%	0.70%	2.70%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The actual return on plan assets was R$4,900,380 (2015 - R$2,503,610 and 2014 - R$2,578,652).

The following table shows the estimated benefits payable at December 31, 2016 for the next ten years:

Thousands of Reais
2017	2,016,693
2018	2,105,021
2019	2,196,158
2020	2,288,697
2021 to 2026	15,541,948
Total	24,148,517

Presumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the effects as follows:

Thousands of Reais
		Sensitivity
	(+1,0%)	(-)1,0%
Effect on current service cost and interest on actuarial liabilities	58,416	(24,839)
Effects on present value of obligation	527,586	(451,242)

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

Plans	Post - Employment Plans
Duration (in years)
Banesprev Plans I	11.47
Banesprev Plans II	11.42
Banesprev Plans III	8.44
Banesprev Plans IV	16.34
Banesprev Plans V	8.57
Banesprev Pre-75	9.29
Sanprev I	6.29
Sanprev II	12.87
Sanprev III	9.12
Bandeprev Basic	9.11
Bandeprev Special I	6.54
Bandeprev Special II	6.48
SantanderPrevi	6.59
CACIBAN / DAB / DCA	6.58 / 5.56 / 6.22

Plans	Other Similar Obligations

Cabesp	12.93
Law 9656	-
Bandepe	14.57
Free Clinic	11.03
Lifetime officers	9.12
Circulars (1)	12.91 / 10.05
Life Insurance	7.68

(1) The duration 12.91 refers to the plan of Former Employees of Banco ABN Amro and 10.05 to the plan of Former Employees of Banco Real.

Actuarial Assumptions Adopted in Calculations

		2016		2015		2014
	Pension	Health	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	10.9%	10.8%	12.3%	12.0%	10.9%	11.0%
Rate Calculation of Interest Under Assets to the
Next Year	10.9%	10.8%	12.3%	12.0%	10.9%	11.0%
Estimated Long-term Inflation Rate	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000

(1) For Banesprev II, V and Pré 75 plans.

(2) For Cabesp plans.

24. Provisions for judicial and administrative proceedings, commitments and other provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais	2016	2015	2014

Judicial and administrative proceedings under the responsibility of former controlling stockholders	814,925	789,974	783,909
Judicial and administrative proceedings	7,470,344	7,000,680	5,487,882
Of which:
Civil	1,842,549	1,986,602	1,755,367
Labor	3,138,645	2,501,426	1,982,393
Tax and Social Security	2,489,150	2,512,652	1,750,122
Others provisions (1)	780,595	922,370	985,925
Total	9,065,864	8,713,024	7,257,716

(1) In 2016, includes R$450,284 (2015 - R$301,447) relating to the expenses of projects aimed at improving operational productivity and efficiency.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Changes

The changes in “Provisions” were as follows:

Thousands of Reais			2016
		Other
	Pensions	Provisions	Total
Balance at beginning of year	2,696,653	8,713,024	11,409,677
Additions charged to income:
Interest expense and similar charges (Note 33 & 34)	287,576	-	287,576
Personnel Expenses (Note 41)	24,481	-	24,481
Additions to provisions	60,309	2,645,764	2,706,073
Other Comprehensive Income	1,876,888	-	1,876,888
Payments to external funds	(2,074,873)	-	(2,074,873)
Amount used	-	(2,330,283)	(2,330,283)
Transfer to other assets - actuarial assets (Note 16)	(153,595)	-	(153,595)
Transfers, exchange differences and other changes	(6,812)	37,359	30,547
Balance at end of year	2,710,627	9,065,864	11,776,491

Thousands of Reais			2015
		Other
	Pensions	Provisions(1)	Total
Balance at beginning of year	3,869,728	7,257,716	11,127,444
Additions charged to income:
Interest expense and similar charges (Note 34)	404,171	-	404,171
Personnel Expenses (Note 41)	31,332	-	31,332
Additions to provisions	(3,912)	3,997,463	3,993,551
Other Comprehensive Income	(1,201,893)	-	(1,201,893)
Payments to pensioners and early retirees with a charge to internal provisions	(47,682)	-	(47,682)
Payments to external funds	(354,534)	-	(354,534)
Amount used	-	(2,225,641)	(2,225,641)
Other Comprehensive Income	(557)	-	(557)
Transfers, exchange differences and other changes	-	(315,646)	(315,646)
Sale of companies (1)	-	(868)	(868)
Balance at end of year	2,696,653	8,713,024	11,409,677
(1) Sale of Santander Securities.

Thousands of Reais			2014
		Other
	Pensions	Provisions(1)	Total
Balance at beginning of year	3,043,311	7,849,077	10,892,388
Additions charged to income:
Interest expense and similar charges (Note 34)	318,267	-	318,267
Personnel Expenses (Note 41)	21,830	-	21,830
Additions to provisions	(3,833)	2,109,856	2,106,023
Payments to pensioners and early retirees with a charge to internal provisions	(66,250)	-	(66,250)
Payments to external funds	(354,117)	-	(354,117)
Amount used	-	(2,666,217)	(2,666,217)
Other Comprehensive Income	910,859	-	910,859
Transfer to other assets - actuarial assets (Note 16)	(339)	-	(339)
Transfers, exchange differences and other changes	-	(35,000)	(35,000)
Balance at end of year	3,869,728	7,257,716	11,127,444

(1) Includes, primarily, provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

c) Provisions for civil, labor, tax and social security contingencies

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

c.1) Lawsuits and Administrative Proceedings - Tax and Social Security

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

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$3,290,900 (2015 - R$3,015,147 and 2014 - R$10,463,919): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. The Banco Santander's PIS and the PIS and Cofins liabilities of the other controlled companies are pending final judgment by the STF. In fiscal year 2015, with the decision of the STF, Banco Santander reversed the balance of the provision constituted to cover legal obligations related to Cofins, in the amount of R$7,950 million (R$4,770 million, after tax effects).

• Increase in CSLL tax rate - R$851,744 (2015 - R$795,859 and 2014 - R$1,357,957) – The Bank and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, which subsequently became Law 11,727/2008, in April 2008. Judicial proceedings are pending of judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

• CSLL - equal tax treatment - R$54,245 (2015 - R$52,268 and 2014 - R$54,111) - The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Tax on Services for Financial Institutions (ISS) - R$621,437 (2015 - R$755,211 and 2014 - R$722,366): The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

• Social Security Contribution (INSS) - R$266,391 (2015 - R$527,111 and 2014 - R$442.583): The Bank and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$689,987 (2015 – R$657,750 and 2014 – R$0): In May 2003, the Federal Revenue Service of Brazil issued an assessment notice in Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another suit at Banco Santander Brasil S.A. The subject of the suit was the collection of CPMF on operations carried out by Santander DTVM in the administration of its clients' funds and compensation services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002. In June 2015, the defenses were assessed with unfavorable decisions at the administrative level (CARF). On July 3, 2015, Banco and Produban Serviços de Informática S.A. (current name of Santander DTVM) filed a lawsuit seeking to cancel both tax debts, which in the period ended December 31, 2016 totaled R$1,382 million. Based on the assessment of the legal advisors, a provision was set up to cover the loss considered probable in the lawsuit.

c.2) Lawsuits and Administrative Proceedings - Labor

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

c.3) Lawsuits and Administrative Proceedings - Civil

These provisions are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main lawsuits classified as probable loss are described below:

Lawsuits for indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average losses of cases closed.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappeasable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Tribunal da Justiça (STJ - Justice Superior Court) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. However, the assessment of this question is paralyzed in the Supreme Court for lack of quorum, considering that some of his ministers declared themselves unable to judge the matter and therefore is likely to judgment remains paralyzed for several years yet. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

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

c.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to judicial and administrative proceedings involving civil, labor, tax and social security matters assessed by the legal counsels as possible loss risk, which were not accrued as a provision.

Tax lawsuits classified as possible loss risk, totaled R$18,653 million, including the following main lawsuits:

• Credit Losses - The Bank and its companies challenged the tax assessments issued by the Federal Revenue Services challenging the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of December 31, 2016 the amount related to this challenge is approximately R$730 million.

• INSS on Profit Sharing Payments – The Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of December 31, 2016 amounts related to these proceedings totaled approximately R$2,978 million.

• IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A., successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related to 2005 tax, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain tax paid was in compliance with the legislation. We had a partial favorable the decision on CARF, that disregard the fine and interest on this fine. Currently awaiting the assessment of a Amendment of Judgment by Zurich and the judgment of the Extraordinary Appeal filed by the Federal Government . The Banco Santander is responsible for any adverse outcome in this process as former controlling of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2016 the amount related to this proceeding is approximately R$279 million.

• Goodwill amortization of Banco Real – The Brazilian Internal Revenue Service issued a tax assessment notice against the Bank to require IRPJ and CSLL payments, including late payment charges, for the 2009 base period. The Tax Authorities considered that the goodwill related to the acquisition of Banco Real, amortized before its incorporation, could not be deducted by Banco Santander for tax purposes. The notice of infringement was duly challenged. On July 14, 2015, the RFB's Trial Division decided favorably to Banco Santander, which led to the filing of an Appeal (ex officio) by the Treasury. On November 10, 2016, the appeal was filed, prompting the Bank to lodge an appeal with CARF, which is awaiting judgment. As of December 31, 2016, the amount was R$1,259 million.

• Goodwill amortization of Banco Sudameris – The Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related period of 2007 to 2012. Banco Santander timely presented their appeals, which are pending. On December 31, 2016, the figure was R$568 million.

The labor lawsuits classified as possible loss risk totaled R$15 million, excluding the lawsuit below:

Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the STF upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the STF for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Bank of the State of São Paulo requesting the readjustment of the supplementation of retirement by the IGPDI for Banespa retirees who have been admitted until May 22 Of 1975. The judgment granted the correction but only in the periods in which no other form of adjustment was applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this regard in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other actions or have already had some type of adjustment. The amount related to this action is not disclosed due to the current stage of the process and the possible impact that such disclosure may generate on the progress of the action.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The liabilities related to civil lawsuits with possible loss risk totaled R$1,211 million, being the main processes as follows:

Indemnity lawsuit arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça)

Indemnity lawsuit related to custody services - provided by Banco Santander (Brasil) S.A. at an early stage and still not handed down;

Lawsuit arising out of a contractual dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

c.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$810,383, R$712 and R$3,830 (2015 - R$785,837, R$890 and R$3,247 and 2014 - R$773,304, R$2,520 and R$8,085), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

25. Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousands of Reais	2016	2015	2014

Operating Profit Before Tax	16,383,902	(3,215,718)	6,443,329
Interest on capital (1)	(3,850,000)	(1,400,000)	(690,000)
Unrealized profits	-	-	(142)
Operating Profit Before Tax	12,533,902	(4,615,718)	5,753,187
Rates (25% income tax and 20% social contribution tax in 2015 and 15% social contribution tax in 2014)	(5,640,256)	2,077,073	(2,301,275)
PIS and COFINS (net of income and social contribution taxes) (2) (8)	(1,641,181)	1,861,767	(813,814)
Non-taxable/Non-deductible:
Equity in affiliates	21,392	52,340	36,438
Goodwill(3)	734,952	1,252,578	1,471,590
Exchange variation - foreign branches (4)	(3,561,133)	5,913,741	920,694
Adjustments:
Constitution of income and social contribution taxes on temporary differences (5)	605,058	1,266,588	29,257
Effects of change in rate of social contribution taxes (6)	(613,202)	52,145	11,419
Other adjustments (7) (9)	1,175,386	573,312	(89,862)
Income taxes	(8,918,984)	13,049,544	(735,553)
Of which:
Current tax (8)	(3,575,099)	3,631,631	(2,791,425)
Deferred taxes	(5,343,885)	9,417,913	2,055,872
Taxes paid in the year	(4,240,115)	(1,170,020)	(573,684)

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

(3) Tax-deductible goodwill originating from the acquisition of Banco ABN Amro Real S.A. (in 2007) as a result of a subsequent group restructuring. The amortization of the tax deductible goodwill is expected to continue until 2017 and the income tax benefit is shown in the income tax reconciliation. The tax-deductible goodwill is not considered to generate taxable temporary difference and thus no deferred income tax liability is recorded.

(4) Permanent difference related of foreign currency exchange variation on investments abroad nontaxable/ deductible (see details below).

(5) In 2015, includes the increase in CSLL tax rate

(6) Effect of rate differences for the other non-financial corporations, which the social contribution tax rate is 9%.

(7) In 2016, includes the IAS 21 amounted to R$575,131 (see Hedge of Investments Abroad below) and non-taxable income/non-deductible expenses R$349,120.

Cofins (8)

In June 2015, Banco Santander recorded the reversal of legal liabilities (recorded under tax liabilities - current) amounted to R$7,950 million related to Cofins. On the Consolidated Income Statements the registration occurred on "Interest expense and similar charges" amounted to R$2,057 million and "Income Taxes", amounted to R$5,893 million (Note 23-c.1). Such gain taxed at the current rates of IR and CSLL, resulted in a R$3,180 of tax expense also recorded in "Income taxes."

With this decision handed down on the lawsuits , the Bank also recognizes the right to offset COFINS paid in the period 1999-2006, under the Income taxes of R $381,597 and under Interest and similar income update as to tax offset the amount of R$383,560. The amount of taxes on these revenues amounted to R$306,102.

Hedge of Investments abroad (9)

Banco Santander operate a branch in the Cayman Islands and subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander EFC” (independent subsidiary in Spain) which used primarily for sourcing funds in the international banking and capital markets to provide credit lines, which are extended to our customers for working capital and trade-related financings.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The functional currency of Santander EFC is the Euro, so the exchange rate differences generated for converting that investment to the real are recorded in "Other comprehensive income". In the case of the Cayman branch, its functional currency is the Real. Thus, the foreign exchange differences of operations that are carried out in US dollars are recorded as a result. To hedge exposure to foreign exchange variations, the Bank uses derivative. According to Brazilian tax rules, gains or losses resulting from the impact of the appreciation or depreciation of the real on foreign investment are not taxable for PIS/ COFINS / IR / CSLL purposes while gains or losses from derivatives used as hedges are taxable. The purpose of these derivatives is to protect the net result after tax. Whereas the effect of exchange rate changes are not taxable, and the effect of changes in these derivatives suffer taxation, the notional of the derivative contracts is greater than the amount of net assets protected.

In the case of Santander EFC, the Bank uses hedge accounting (Net Investment Hedge). Changes in the value of derivatives, as well as related tax effect, are recorded in other comprehensive income, offsetting the exchange differences produced by the conversion of the investment for real when the hedges are effective.

In the case of the Cayman Islands branch, the Bank does not use hedge accounting. Exchange differences of operations in dollars and the effects of derivatives used for economic protection (futures contracts) are recorded in income. The different tax treatment of such exchange differences result in volatility in Operating Profit Before Tax and Tax on income account. Exchange rate variations recorded in results from operations in dollars in the Cayman branch in the nine months ended December 31, 2016, resulted in a loss of R$6,770 million. On the other hand, contracts for derivatives contracted to cover these positions generated a gain in earnings account (losses) on financial assets and liabilities of R$12,910 million. The tax effect of these derivatives impacted the line Income taxes, generating a tax loss of R$6,140 million consisting of R$600 million PIS/COFINS and R$5,539 million IR and CSLL.

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousands of Reais	2016	2015	2014

Operating Profit Before Tax	16,383,902	(3,215,718)	6,443,329
Income tax	8,918,984	(13,049,544)	735,553
Effective tax rate (1)	54.44%	405.80%	11.42%

(1) In 2016, 2015 and 2014, considering the tax effect of the exchange variation over foreign branches and the economic hedge, accounted in the Gains (losses) on financial assets and liabilities (net) (note 37) the effective tax rate would have been 27.1%, -18.3% and 29.6%, respectively. In 2015 there were the gain on the Cofins judicial action (see disclosure above), which excluding the effects the effective tax rate would be 19.1%.

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousands of Reais	2016	2015	2014

Tax credited to equity	2,955,552	4,943,957	2,477,167
Measurement of available-for-sale securities	963,990	2,743,797	756,760
Measurement of cash flow hedges	4,145	267,511	4,667
Measurement of investment hedges	562,353	1,137,484	467,992
Defined benefit plan	1,425,064	795,165	1,247,748
Tax charged to equity	(1,795,115)	(1,255,867)	(748,528)
Measurement of available-for-sale securities	(1,701,732)	(1,251,773)	(654,582)
Measurement of cash flow hedges	(87,929)	(2,250)	(86,675)
Defined benefit plan	(5,454)	(1,844)	(7,271)
Total	1,160,437	3,688,090	1,728,639

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousands of Reais	2016	2015	2014

Deferred Tax assets	24,437,112	30,575,504	20,038,000
Of which:
Temporary differences (1)	23,398,886	29,538,257	18,333,315
Tax loss carry forwards	382,867	381,888	1,049,326
Social contribution taxes 18%	655,359	655,359	655,359
Tax offset	-	-	-
Total deferred tax assets	24,437,112	30,575,504	20,038,000

Deferred tax liabilities	1,268,037	817,125	312,420
Of which:
Excess depreciation of leased assets	144,623	185,531	245,471
Adjustment to fair value of trading securities and derivatives	1,123,414	631,594	66,949
Total deferred tax liabilities	1,268,037	817,125	312,420

(1) Temporary differences relate mainly to impairment losses on loans and receivables and provisions for judicial and administrative proceedings, and the effect of the fair value of financial instruments.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Accordingly, Banco Santander (Brasil) recognizes the tax credits based on the projection of taxable income for the Bank and each subsidiary individually, based on a history of profitability over a foreseeable horizon of up to 10 years considered as a reasonable level of security, given the economic scenario where the Bank operates. In the case of the tax loss was also considered the fiscal limitation of use of 30% of the taxable income of each year.

It was not recorded deferred tax assets related to tax loss and temporary differences in amount of R$1,085,272 in 2016 (2015 - R$1,438,349), R$1,084,230 on tax loss of Banco Santander (2015 - R$1,234,794) . Based on a technical study for the realization of deferred tax assets and liabilities drawn up by the Directors of Banco Santander, these tax credits should be accounted to the extent that it becomes probable that future taxable profit will allow their recovery.

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last three years were as follows:

Thousands of Reais	Balances at December 31, 2015	Adjustment to Income	Valuation adjustments(1)	Other(2)	Acquisition / Merger	Balances at December 31, 2016

Deferred tax assets	30,575,504	(5,318,219)	(1,580,025)	652,599	107,253	24,437,112
Temporary differences	29,538,257	(5,319,198)	(1,580,025)	652,599	107,253	23,398,886
Tax loss carry forwards	381,888	979	-	-	-	382,867
Social contribution taxes 18%	655,359	-	-	-	-	655,359
Deferred tax liabilities	817,125	25,666	947,628	(523,182)	800	1,268,037
Temporary differences	817,125	25,666	947,628	(523,182)	800	1,268,037
Total	29,758,379	(5,343,885)	(2,527,653)	1,175,781	106,453	23,169,075

Thousands of Reais	Balances at December 31, 2014	Adjustment to Income	Valuation adjustments(1)	Other(2)	Acquisition / Merger	Balances at December 31, 2015
Deferred tax assets	20,038,000	8,866,221	1,575,891	93,991	1,401	30,575,504
Temporary differences	18,333,315	9,535,994	1,575,891	93,991	(934)	29,538,257
Tax loss carry forwards	1,049,326	(669,773)	-	-	2,335	381,888
Social contribution taxes 18%	655,359	-	-	-	-	655,359
Deferred tax liabilities	312,420	(551,692)	962,406	93,991	-	817,125
Temporary differences	312,420	(551,692)	962,406	93,991	-	817,125
Total	19,725,580	9,417,913	613,485	-	1,401	29,758,379

Thousands of Reais	Balances at December 31, 2013	Adjustment to Income	Valuation adjustments(1)	Other(2)	Acquisition / Merger	Balances at December 31, 2014
Deferred tax assets	19,195,626	1,807,815	105,838	(1,187,475)	116,196	20,038,000
Temporary differences	17,131,721	2,222,326	105,838	(1,187,475)	60,905	18,333,315
Tax loss carry forwards	1,366,178	(372,143)	-	-	55,291	1,049,326
Social contribution taxes 18%	697,727	(42,368)	-	-	-	655,359
Deferred tax liabilities	1,623,593	(248,057)	124,359	(1,187,475)	-	312,420
Temporary differences	1,623,593	(248,057)	124,359	(1,187,475)	-	312,420
Total	17,572,033	2,055,872	(18,521)	-	116,196	19,725,580

(1) It relates to tax recognized in equity.

(2) In 2016, it mainly refers to net of deferred taxes amounted to R$523,182 (2015 - R$93,991 and 2014 - R$1,187,475), which have the same counterparty and realization period and R$1,343,410 related taxes to compensate.

e) Expected realization of deferred tax assets

	Temporary	Tax loss carry	Social contribution
Year	differences	forwards	taxes 18%

2017	6,903,158	104,401	32,254
2018	5,438,202	66,406	537
2019	6,516,520	35,755	18,998
2020	2,973,550	77,469	103,069
2021	273,869	41,564	451,685
2022 to 2024	564,872	45,813	48,816
2025 to 2026	728,715	11,459	-
Total	23,398,886	382,867	655,359

Projections of future taxable income include estimates referring to macroeconomic variables, exchange rate and interest rate fluctuations, the history of recent tax losses, among others, which may vary from the actual amounts.

f) Current Taxes

The current tax assets refers to the balance of Income, Social Contribution Taxes, PIS/COFINS Offset.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

26. Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousands of Reais	2016	2015	2014

Accrued expenses and deferred income (1)	2,925,598	2,480,666	2,444,231
Transactions in transit	916,844	900,089	631,611
Provision for share-based payment	212,384	186,526	250,062
Liabilities for insurance contracts	1,584,303	1,365,793	-
Other (2)	2,559,970	1,917,122	2,020,981
Total	8,199,099	6,850,196	5,346,885

(1) Corresponds, mainly, the payments to be made - personnel expenses.

(2) Includes credits for funds to be released.

27. Other Comprehensive Income

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

a) Available-for-sale financial assets

Other Comprehensive Income - Available-for -sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 7 and 8), net of taxes.

The breakdown, by type of instrument and geographical origin of the issuer, of Other Comprehensive Income Available-for-sale financial assets at December 31, 2016, 2015 and 2014 is as follows:

				2016
In thousands of reais	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt Instruments
Government debt securities	454,609	(31,288)	423,321	50,384,382
Private-sector debt securities	101,593	(6,501)	95,092	5,445,190

Equity instruments
Domestic	220,535	(72,758)	147,777	1,985,473
Of which:
Listed	147,844	(50,269)	97,575	1,024,505
Unlisted	72,691	(22,489)	50,202	960,968
Total	776,737	(110,547)	666,190	57,815,045

				2015
In thousands of reais	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt Instruments
Government debt securities	2,110	(2,692,507)	(2,690,397)	57,720,858
Private-sector debt securities	10,585	(67,277)	(56,692)	9,382,416

Equity instruments
Domestic	213,299	(111,627)	101,672	1,162,332
Of which:
Listed	119,436	(99,357)	20,079	77,299
Unlisted	93,863	(12,270)	81,593	1,085,033
Total	225,994	(2,871,411)	(2,645,417)	68,265,606

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

In thousand of reais				2014
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt Instruments
Government debt securities	137,165	(286,905)	(149,740)	52,557,244
Private-sector debt securities	283,541	(124,230)	159,311	20,953,454

Equity instruments
Domestic	535,849	(472,128)	63,721	1,653,644
Of which:
Listed	467,854	(431,239)	36,615	542,188
Unlisted	67,995	(40,889)	27,106	1,111,456
Total	956,555	(883,263)	73,292	75,164,342

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

b) Cash flow hedges

Other Comprehensive Income—Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see Note 9).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged items.

c) Hedges of net investments in foreign operations and Translation adjustments foreign investment

Other Comprehensive Incomes—Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (Note 9).

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

28. Non-controlling interests

“Non-controlling interests” include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousands of Reais	2016	2015	2014

Santander Leasing S.A. Arrendamento Mercantil	441	421	408
Santander Brasil Advisory Services S.A	529	516	473
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	14,664	-
Getnet S.A.	168,863	176,278	155,217
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (Current Company Name of Banco Bonsucesso Consignado)	30,425	5,014	-
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros	318,498	238,169	224,075
BW Guirapá S.A.	68,691	-	-
Banco PSA Finance Brasil S.A.	138,057	-	-
Total	725,504	435,062	380,173

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2016	2015	2014

Profit attributable to non-controlling interests	130,355	50,086	77,753
Of which:
Santander Leasing S.A. Arrendamento Mercantil	41	38	17
Santander Brasil Advisory Services S.A	34	49	24
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	(2,379)	-
Getnet S.A.	27,209	35,932	37,912
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (Current Company Name of Banco Bonsucesso Consignado)	5,432	4,996	-
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros	98,717	10,859	40,182
BW Guirapá S.A.	(2,957)	-	-
Banco PSA Finance Brasil S.A.	1,879	-	-
Other companies	-	591	(382)

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

Thousands of Reais	2016	2015	2014

Balance at beginning of year	435,062	380,173	289,101
Change in the scope of consolidation (1) (2)	159,469	16,608	60,744
Dividends paid / Interest on Capital	(18,140)	(2,754)	(47,216)
Capital increase (3)	20,000	-	-
Profit attributable to non-controlling interests	130,355	50,086	77,753
Transition Adjustments to the amendments to the IAS 19	(1,604)	5,916	(209)
Others	362	(14,967)	-
Balance at end of year	725,504	435,062	380,173

(1) In 2016 refers to the participation of non - controlling of BW Guirapá and Banco PSA Finance Brasil, in and 2014 refers to Getnet S.A., in 2015 refers to Super and in 2014 refers to Getnet S.A..

(2) Includes the acquisition of the shares representing the remaining 50% of the voting capital of Super by Aymoré CFI (note 4.b).

(3) Increase in the share capital of Olé Consignado.

29. Shareholders’ equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require shareholders` approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

					Thousands of shares
			2016			2015
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	67,498	92,949	160,447	56,306	81,280	137,586
Foreign residents	3,783,473	3,619,163	7,402,636	3,794,666	3,630,833	7,425,499
Total shares	3,850,971	3,712,112	7,563,083	3,850,972	3,712,113	7,563,085
(-) Treasury shares	(25,786)	(25,786)	(51,572)	(20,218)	(20,218)	(40,436)
Total outstanding	3,825,185	3,686,326	7,511,511	3,830,754	3,691,895	7,522,649

		Thousands of shares
			2014
	Common	Preferred	Total
Brazilian residents	127,192	153,105	280,297
Foreign residents	3,742,658	3,577,885	7,320,543
Total shares	3,869,850	3,730,990	7,600,840
(-) Treasury shares	(29,612)	(29,612)	(59,224)
Total outstanding	3,840,238	3,701,378	7,541,616

In 2015, issuance costs of the Global Offering of Shares held in October 2009, have been reclassified from Capital to Reserves heading for a better presentation amounted to R$193,616.

b) Dividends and Interest on Capital

According to the Bank’s bylaws, shareholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend have been and will continue to be calculated and paid in accordance with Brazilian Corporate Law.

Prior to the annual shareholders meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves shown in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, provided that the total dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

				2016
	Thousands of		Real per Thousand Shares / Units
	Reais	Common	Preferred	Units

Interest on Capital (1) (4)	500,000	63.4290	69.7719	133.2009
Intermediate Dividends (2) (5)	700,000	88.8309	97.7140	186.5448
Intercalary Dividends (2) (5)	700,000	88.8309	97.7140	186.5448
Interest on Capital (3) (5)	3,350,000	425.1192	467.6311	892.7503
Total	5,250,000

(1) Established by the Board of Directors in June 2016, Common Shares - R$53.9146, preferred - R$59.3061 and Units - R$113.2207 net of taxes.

(2) Established by the Board of Directors in December 2016.

(3) Established by the Board of Directors in December 2016, Common Shares- R$361.3513, preferred - R$397.4864 and Units - R$758.8377 net of taxes.

(4) The amount of the interest on capital will be fully input into the mandatory dividends for the year 2016 and were be paid from August 26, 2016 without any compensation as monetary correction.

(5) The amount of intermediate, intercalary dividends and interest on capital will be fully attributed to supplementary and mandatory dividends for the year 2016 and will be paid from February 23, 2017, without any compensation to the restatement.

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

(7) The amount of the interim dividends and interest on capital were fully input into the mandatory dividends for the year 2015 and were paid from February 25, 2016, without any compensation as monetary correction.

				2014
	Thousands of	Reais per Thousand Shares / Units
	Reais	Common	Preferred	Units

Interim Dividends (1) (5)	99,807	12.6008	13.8609	26.4617
Intercalary Dividends (1)(5)	120,193	15.1745	16.6919	31.8664
Intercalary Dividends (2)(5)	400,000	50.5005	55.5505	106.0510
Intercalary Dividends (3)(6)	220,000	27.7738	30.5512	58.3250
Interest on Capital (4) (6)	690,000	87.2120	95.9332	183.1452
Total	1,530,000

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

Reserve for equalization dividend

After the destination of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be designated to constitute a reserve for equalization of dividends, which is limited to 50% of the Capital. This reserve aims to ensure funds for the payment of dividends, including the form of Interest on Capital, or any interim payment to maintain the flow of shareholders remuneration.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Treasury shares

In the meeting held on November 3, 2016, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 4, 2016, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,402,972 Units, representing 38,402,972 common shares and 38,402,972 preferred shares, or the ADRs, which, on September 30, 2016, corresponded to approximately 1.02% of the Bank’s share capital. On September 30, 2016, the Bank held 384,029,725 common shares and 411,834,140 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans.

The term of the Buyback Program is 365 days counted from November 4, 2016, and will expire on November 3, 2017.

		2016		2015		2014
	Quantity		Quantity		Quantity
	Units	ADRs	Units	ADRs	Units	ADRs
Treasury shares at beginning of the period	7,080,068	13,137,665	16,531,177	13,080,565	11,823,638	6,748,347
Shares Acquisitions	14,284,400	-	13,873,413	57,100	7,425,000	6,332,218
Cancellation of ADRs (1)	13,137,665	-13,137,665	-	-	-	-
Cancellation of Shares (2)	-	-	(18,878,954)	-	-	-
Payment - Share-based compensation	(8,716,213)	-	(4,445,568)	-	(2,717,461)	-
Treasury shares at end of period	25,785,920	-	7,080,068	13,137,665	16,531,177	13,080,565
Balance of Treasury Shares in thousands of reais (2) (3)	R$ 513,889	R$ 0	R$ 106,764	R$ 317,094	R$ 230,420	R$ 215,036

Cost/Market Value	Units	ADRs	Units	ADRs	Units	ADRs
Minimum cost	R$ 7.55	US$ 4,37	R$ 11.01	US$ 4,37	R$ 11.01	US$ 4,61
Weighted average cost	R$ 16.43	US$ 6,17	R$ 14.28	US$ 6,17	R$ 14.23	US$ 6,18
Maximum cost	R$ 26.81	US$ 10,21	R$ 18.51	US$ 10,21	R$ 18.52	US$ 10,21
Market value	R$ 28.32	US$ 8,58	R$ 16.04	US$ 3,89	R$ 13.46	US$ 5,02

(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.

(2) Extraordinary General Meeting held on December 14, 2015 the cancellation of 18,878,954 Units was approved (18,878,954 ON and 18,878,954 PN totaling 37,757,908 treasury shares) equivalent to R$268,573.

(3) The total number of treasury shares on December 31, 2016 is R$514,034 (2015 - R$423,953 and 2014 - R$445,501) and includes issuance costs amounted to R$145 (2015 - R$95 and 2014 - R$45).

Additionally, in the year ended December 31, 2016, treasury shares were sold, that resulted in a loss of R$11,574 (2015 - R$3,918 and 2014 - R$4,926) recorded directly in equity in capital reserves.

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

On October 31, 2014, Banco Santander together with Banco Santander Spain has published a Material Fact regarding the Exchange Offers Results. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank, thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the American Depositary Receipts - ADRs representative of Units acquired in the Exchange in the USA. As consequence of the Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

30. Earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury.

	2016	2015	2014

Profit attributable to the Parent	7,334,563	9,783,740	5,630,023

Earnings per share (Brazilian Reais)
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	929.93	1,236.96	709.69
Preferred shares	1,022.92	1,360.66	780.66
Net Profit attributable - Basic (Brazilian Reais)
Common shares	3,560,288	4,748,896	2,733,205
Preferred shares	3,774,275	5,034,844	2,896,818

Weighted average shares outstanding - Basic
Common shares	3,828,555	3,839,159	3,851,278
Preferred shares	3,689,696	3,700,299	3,710,746

b) Diluted earnings per share

The diluted earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury, including the effect of dilutive potential programs long-term compensation.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2016	2015	2014

Profit attributable to the Parent	7,334,563	9,783,740	5,630,023

Earnings per share (Brazilian Reais)
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	929.03	1,235.79	709.40
Preferred shares	1,021.93	1,359.36	780.34
Net Profit attributable - Basic (Brazilian Reais)
Common shares	3,560,222	4,748,810	2,733,184
Preferred shares	3,774,341	5,034,930	2,896,839

Weighted average shares outstanding (in thousands) - Diluted
Common shares	3,832,211	3,842,744	3,852,823
Incremental shares from stock options granted under Stock Option Plan - Units	3,656	3,585	1,545

Preferred shares	3,693,352	3,703,884	3,712,291
Incremental shares from stock options granted under Stock Option Plan - Units	3,656	3,585	1,545

31. Fair value of financial assets and liabilities

Under IFRS 13, fair value measurement using a fair value hierarchy that reflects the model used in the measurement process should be in accordance with the following hierarchical levels:

Level 1: Determined on the basis of public (unadjusted) prices in active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

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

The following table shows a summary of the fair values of financial assets and liabilities for the years ended December 31, 2016, 2015 and 2014, classified based on several measurement methods adopted by the Bank to determine fair value:

In thousands of Reais		2016
	Level 1 (1)	Level 2 (1)	Level 3	Total

Financial assets held for trading	59,410,908	25,462,755	-	84,873,663
Debt instruments	59,034,363	960,583	-	59,994,946
Equity instruments	376,545	21,916	-	398,461
Trading derivatives	-	24,480,256	-	24,480,256
Other financial assets at fair value through profit or loss	1,597,660	76,035	37,509	1,711,204
Debt instruments	1,592,714	76,035	-	1,668,749
Equity instruments	4,946	-	37,509	42,455
Available-for-sale financial assets	51,160,044	5,703,389	951,612	57,815,045
Debt instruments	50,172,609	5,656,963	-	55,829,572
Equity instruments	987,435	46,426	951,612	1,985,473
Hedging derivatives (assets)	-	222,717	-	222,717
Financial liabilities held for trading	31,694,269	19,925,600	-	51,619,869
Trading derivatives	-	19,925,600	-	19,925,600
Short positions	31,694,269	-	-	31,694,269
Hedging derivatives (liabilities)	-	311,015	-	311,015

(1) There was no transfer between levels 1 and 2.

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

Certain financial instruments in 2014 and 2015 have been reclassified in the table above in line with the submission of 2016.

Movements in fair value of Level 3

The following tables demonstrate the movements during 2016, 2015 and 2014 for the financial assets and liabilities classified as Level 3 in the fair value hierarchy:

In thousands of reais	Fair Value 2015	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions	Settled	Fair value 2016

Other financial assets at fair value through profit or loss	573,664	2,806	(14,345)	111	(524,727)	37,509
Available-for-sale financial assets	857,817	(60,934)	(3,085)	461,185	(303,371)	951,612

In thousands of reais	Fair Value 2014	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions	Settled	Fair value 2015

Financial assets held for trading	3,329	-	-	-	(3,329)	-
Other financial assets at fair value through profit or loss	902,794	(329,130)	-	-	-	573,664
Available-for-sale financial assets	897,956	(58,008)	-	54,785	(36,916)	857,817

In thousands of reais	Fair Value 2013	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions	Settled	Fair value 2014

Financial assets held for trading	3,453	(124)	-	-	-	3,329
Other financial assets at fair value through profit or loss	1,192,334	138,016	-	35,426	(462,982)	902,794
Available-for-sale financial assets	553,355	24,133	-	320,468	-	897,956

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

i) Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial assets measured at other than fair value and their respective fair values at December 31, 2016, 2015 and 2014:

Thousands of Reais					2016
Assets	Carrying Amount	Fair Value	Level 1	Level 2	Level 3

Money market investments - Brazilian Central Bank (note 5)	46,371,814	46,341,971	-	46,341,971	-
Held to maturity investments (note 7)	10,048,761	10,555,437	6,942,173	3,613,264	-
Loans and receivables:
Loans and amounts due from credit institutions (note 6)	27,762,473	27,757,607	-	27,757,607	-
Loans and advances to customers (note 10)	252,002,774	253,860,027	-	-	253,860,027
Loans and receivables - Debt instruments (note 7)	16,283,259	16,003,885	-	16,003,885	-
Total	352,469,081	354,518,927	6,942,173	93,716,727	253,860,027

Thousands of Reais					2015
Assets	Carrying Amount	Fair Value	Level 1	Level 2	Level 3

Money market investments - Brazilian Central Bank (note 5)	31,316,917	31,310,136	-	31,310,136	-
Held to maturity investments (note 7)	10,097,836	9,257,519	5,698,211	3,559,308	-
Loans and receivables:
Loans and amounts due from credit institutions (note 6)	42,422,638	42,381,130	-	42,381,130	-
Loans and advances to customers (note 10)	252,033,449	251,319,173	-	-	251,319,173
Loans and receivables - Debt instruments (note 7)	11,812,701	11,457,378	-	11,457,378	-
Total	347,683,541	345,725,336	5,698,211	88,707,952	251,319,173

Thousands of Reais					2014
Assets	Carrying Amount	Fair Value	Level 1	Level 2	Level 3

Money market investments - Brazilian Central Bank (note 5)	22,473,056	22,467,107	-	22,467,107	-
Loans and receivables:
Loans and amounts due from credit institutions (note 6)	28,917,397	28,878,632	-	28,878,632	-
Loans and advances to customers (note 10)	235,690,349	235,086,295	-	-	235,086,295
Total	287,080,802	286,432,034	-	51,345,739	235,086,295

Certain financial instruments in 2014 and 2015 have been reclassified in the table above in line with the submission of 2016.

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial liabilities measured at other than fair value and their respective fair values at December 31, 2016, 2015 and 2014:

Thousands of Reais					2016
Liabilities	Carrying Amount	Fair Value	Level 1	Level 2	Level 3

Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 17)	78,319,960	78,323,271	-	-	78,323,271
Customer deposits (note 18)	231,079,303	231,125,526	-	-	231,125,526
Marketable debt securities (note 19)	99,842,955	99,671,288	-	7,321,870	92,349,418
Subordinated liabilities (note 20)	466,246	452,439	-	-	452,439
Debt Instruments Eligible to Compose Capital (note 21)	8,311,918	8,311,918	-	8,311,918	-
Other financial liabilities (note 22)	36,879,099	35,622,099	-	-	35,622,099
Total	454,899,481	453,506,541	-	15,633,788	437,872,753

Thousands of Reais					2015
Liabilities	Carrying Amount	Fair Value	Level 1	Level 2	Level 3

Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 17)	69,306,902	69,307,617	-	-	69,307,617
Customer deposits (note 18)	227,462,949	227,422,985	-	-	227,422,985
Marketable debt securities (note 19)	94,658,300	95,486,114	-	13,712,057	81,774,057
Subordinated liabilities (note 20)	8,097,304	8,142,296	-	-	8,142,296
Debt Instruments Eligible to Compose Capital (note 21)	9,959,037	9,959,037	-	9,959,037	-
Other financial liabilities (note 22)	32,072,645	30,815,646	-	-	30,815,646
Total	441,557,137	441,133,695	-	23,671,094	417,462,601

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais					2014
Liabilities	Carrying Amount	Fair Value	Level 1	Level 2	Level 3

Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 17)	63,512,663	63,536,717	-	-	63,536,717
Customer deposits (note 18)	205,136,415	205,292,422	-	-	205,292,422
Marketable debt securities (note 19)	70,355,249	71,058,657	-	12,353,107	58,705,550
Subordinated liabilities (note 20)	7,294,077	7,382,396	-	-	7,382,396
Debt Instruments Eligible to Compose Capital (note 21)	6,773,312	6,773,312	-	6,773,312	-
Other financial liabilities (note 22)	23,445,735	22,495,735	-	-	22,495,735
Total	376,517,451	376,539,239	-	19,126,419	357,412,820

Certain financial instruments in 2014 and have been reclassified in the table above in line with the submission of 2016.

The methods and assumptions to estimate the fair value are defined below:

- Money market investments - Brazilian Central Bank - The carrying amount is approximated to the fair value.

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

32. Operational Ratios

Financial institutions are required to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

The minimum Regulatory Capital requirement (PR) was 11% until December 31, 2015, reducing gradually to 8% on January 1, 2019.The minimum Regulatory Capital requirement until December 31, 2016 is 9.875%. The minimum Total Capital Tier I requirement is 6% from January 1, 2015 and the minimum Principal Capital requirement is 4.5% from October 1, 2013.

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules were repealed by Resolution 4,192/2013 and 4,278/2013 which took effect on October 01, 2013. And the Resolution 4,193 and 4,281 of 2013, establishing the model for calculating the minimum Regulatory Capital requirements (PR), Tier I and Principal Capital. These resolutions state that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments. The index is calculated on a consolidated basis, as shown below:

		Financial Conglomerate
Thousands of Reais	2016 (1)	2015 (1)	2014 (2)

Tier I Regulatory Capital	56,264,021	52,785,049	58,592,358
Principal Capital	52,136,837	47,840,179	55,228,661
Supplementary capital	4,127,184	4,944,870	3,363,697
Tier II Regulatory Capital	4,280,864	5,182,065	4,970,999
Regulatory Capital (Tier I and II)	60,544,885	57,967,114	63,563,357
Required Regulatory Capital	36,669,570	40,531,194	40,010,083
Portion of Credit Risk (3)	31,309,944	36,355,897	35,527,889
Market Risk Portions (4)	2,388,626	2,300,969	2,807,798
Operational Risk Portion	2,971,000	1,874,328	1,674,396
Basel I Ratio	15.2	14.3	16.1
Basel Principal Capital	14.0	13.0	15.2
Basel	16.3%	15.7%	17.5%

(1) Amounts calculated based on the consolidated information provided by the Consolidated Prudencial.

(2) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).

(3) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3,714 of August 20, 2014, Bacen Circular 3,770 of October 29,2015, which amending Circular 3,644 of March 4, 2013.

(4) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

The risk activity is governed by the following basic principles, which are aligned with the strategy and business model of the Santander Group, and takes into account the recommendations of the supervisory authorities, regulators and the best market practices.

• Integration in the Culture of Risks;

• Management Involvement;

• Independence of the Risk Function;

• Formulation of Risk Appetite;

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Fully Risk Consideration;

• Anticipation and Predictability;

• Common Management Instruments;

• Decision and Collegiate Bodies;

• Organizational structure;

• Limits Authority and Responsibilities;

• Risks Limitation;

• Efficient Information Channels.

The fundamental principles governing the risk governance model are:

• Independence of the risk function in relation to the business area;

• Management involvement in decision-making;

• Collegiate decisions and consensus on credit operations.

Based on these principles, the governance structure of the decision-making process is composed by committees that act in accordance to pre-defined levels of authority. The ERC - Executive Risk Committee is the local decision forum, which has representatives of the management, including the CEO, the Risk Executive Vice President and Executive Vice Presidents that are member of the executive committee and officers that report to them . The main responsibilities of this committee are:

• Follow the evolution of credit and market portfolios;

• Decide on credit proposals;

• Define and follow the Risk Appetite fulfilment;

• Define the actions regarding the recommendations formulated by the local regulator;

• Approve the risk regulation as well as the changes in risk policies that impact revenues, margin or provision expenses.

The Capital Policies of Banco Santander establish the general guidelines that should govern the areas involved operations in the capital management and control processes.

The content is structured as follows:

• Strategic Capital Policies;

• Capital Management and Control Policies;

• Operational Capital Policies;

• Organizational Structure and Governance Policies.

All processes related to capital issues follow a governance of approval that is aligned with the standards established in the Risk Governance Model mentioned above.

The definition of committees and approvals are established from the lines of defense:

• 1st Line of Defense: the main functions is the process of capital management coordination, annual capital planning definition, capital structure establishment, annual capital budgets monitoring, etc. .;

• 2nd Line of Defense: must ensure effective control of capital risk management and certify that the level of risk appetite is covering the institution's capital;

• 3rd Line of Defense: represents the role of independent reviewer.

Banco Santander, quarterly disclose information relating to risk management and Required Regulatory Capital (PRE) which is not an extension of the Financial Statements and it isn't audited. A report with further details of the structure and methodology will be disclosed at the website www.santander.com.br/ri.

Financial institutions are required to maintain investments in tangible assets compatible with adjusted regulatory capital. Funds invested in tangible assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. On December 31, 2016, 2015 and 2014 Banco Santander classifies for said index.

33. Interest and similar income

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

The breakdown of the main items of interest and similar charges accrued in 2016, 2015 and 2014 is as follows:

Thousands of Reais	2016	2015	2014

Cash and balances with the Brazilian Central Bank	7,315,570	4,625,467	5,951,667
Loans and amounts due from credit institutions	7,472,729	5,075,636	4,114,877
Loans and advances to customers	43,977,981	41,844,940	37,083,942
Debt instruments	14,783,164	14,872,834	10,419,408
Pensions (note 24.b)	3,344	-	-
Other interest	3,593,289	3,451,323	1,354,022
Total	77,146,077	69,870,200	58,923,916

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

The breakdown of the main items of interest expense and similar charges accrued in 2016, 2015 and 2014 is as follows:

Thousands of Reais	2016	2015	2014

Deposits from credit institutions	3,369,931	4,584,244	3,216,162
Customer deposits	25,693,236	20,666,382	18,079,417
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 19)	12,212,922	10,047,874	6,347,571
Subordinated liabilities (note 20)	731,594	1,019,302	883,215
Debt Instruments Eligible to Compose Capital (note 21)	501,748	503,290	435,472
Pensions (note 24.b)	290,920	404,171	318,267
Other interest (1)	3,759,233	1,307,826	2,415,300
Total	46,559,584	38,533,089	31,695,404

(1) Include R$2,057 million related to the reversal of legal obligations realized in June 2015.

35. Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2016	2015	2014

Equity instruments classified as:
Financial assets held for trading	21,489	44,312	52,910
Available-for-sale financial assets	237,056	85,703	75,762
Other financial instruments at fair value through profit or loss	-	12,866	93,630
Total	258,545	142,881	222,302

36. Fee and commission income

“Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2016	2015	2014

Collection and payment services:
Bills	789,996	654,340	572,886
Demand accounts	1,786,175	1,496,535	1,364,654
Cards (Credit and Debit) and Acquiring Services	4,090,766	3,479,361	3,562,098
Checks and other	169,100	154,400	160,486
Orders	364,102	318,322	303,149
Total	7,200,139	6,102,958	5,963,273

Marketing of non-Banking financial products:
Investment funds	1,014,401	982,533	954,697
Insurance	2,114,316	2,156,230	1,693,475
Capitalization	325,531	15,765	275,569
Total	3,454,248	3,154,528	2,923,741

Securities services:
Securities underwriting and placement	357,513	280,471	278,926
Securities trading	115,334	105,979	123,731
Administration and custody	65,667	81,154	91,321
Asset management	1,863	1,705	1,771
Total	540,377	469,309	495,749

Other:
Foreign exchange	722,912	597,620	441,347
Financial guarantees	634,375	507,921	378,698
Other fees and commissions	996,430	964,855	1,165,290
Total	2,353,717	2,070,396	1,985,335

Total	13,548,481	11,797,191	11,368,098

37. Fee and commission expense

“Fee and commission expense” shows the amount of all fees and commissions paid or payable in the year, except those that form an integral part of the effective interest rate on financial instruments.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The breakdown of the balance of this item is as follows:

Thousands of Reais	2016	2015	2014

Fees and commissions assigned to third parties (1)	1,620,812	1,520,480	1,539,947
Other fees and commissions	950,073	793,202	1,062,265
Total	2,570,885	2,313,682	2,602,212

(1) Composite, principally, by Credit cards.

38. Gains (losses) on financial assets and liabilities (net)

Gains (losses) on financial assets and liabilities (net) includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses derived from the sale and purchase thereof.

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousands of Reais	2016	2015	2014

Held for trading (1)	3,166,399	(19,936,801)	2,270,059
Other financial instruments at fair value through profit or loss (2)	82,638	46,859	(77,624)
Financial instruments not measured at fair value through profit or loss	(115,202)	(120,523)	512,190
Of which: Available-for-sale financial assets
Debt instruments	(108,318)	385,605	528,824
Equity instruments	(6,884)	(506,128)	(16,634)
Hedging derivatives and other	(117,679)	7,606	43,538
Total	3,016,156	(20,002,859)	2,748,163

(1) Includes the economic hedge of the Bank’s position in Cayman, which is a non-autonomous subsidiary (note 25).

(2) Includes the net gain arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Bank manages its risk in these instruments on a global basis.

39. Exchange differences (net)

"Exchange differences" demonstrate the gains or losses on foreign currency transactions, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal. On December 31, 2016 the amount was R$4,574,814, of which R$16,634,809 Revenue with Exchange variations and R$12,059,995 of expenses with Exchange Variations (2015 - R$52,013,425 of revenue and R$41,929,005 of expenses and 2014 - R$13,920,938 of revenue and R$17,556,537 of expenses).

40. Other operating expense (net)

The breakdown of "Other operating income (expense)" is as follows:

Thousands of Reais	2016	2015	2014

Other operating income	690,310	566,006	332,343
Other operating expense	(1,067,560)	(668,444)	(572,539)
Contributions to fund guarantee of credit - FGC	(247,321)	(244,685)	(230,281)
Total	(624,571)	(347,123)	(470,477)

41. Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousands of Reais	2016	2015	2014

Wages and salaries	5,377,284	4,655,400	4,512,303
Social security costs	1,273,486	1,316,282	1,203,028
Benefits	1,277,781	1,183,902	1,092,996
Defined benefit pension plans (note 24)	24,481	31,332	21,830
Contributions to defined contribution pension plans	86,576	78,785	65,434
Share-based compensation	86,963	175,976	74,148
Training	62,518	92,883	98,963
Other personnel expenses	188,176	264,232	134,740
Total	8,377,265	7,798,792	7,203,442

b) Share-Based Compensation

Banco Santander has long-term compensation plans linked to the market price of the shares . The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, may also be eligible according to the seniority of the group. For the Board of Directors members in order to be eligible, they are required to exercise Executive Board functions. These amounts are recorded under Other liabilities (note 26) and personnel expenses (Note 41).

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

(i) Share purchase plans

The share purchase plans correspond to the Option Plans of Purchase Share Deposit Certificates - Units (SOP).

The characteristic of each plan are:

Long-Term Incentive Plan - SOP 2014: It was a 3 year Call Option Plan. The period for exercise was between June 30, 2014 to June 30, 2016. The number of Units exercisable by the participants were determined according to the result of the determination of a performance parameter of the Bank: total Shareholder Return (TSR) and adjusted by the indicator the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. The final result of the plan was 15%.

Long-Term Incentive Plan – SOP 2013: It is a call option plan with 3 years of vesting. The period for the exercise comprises is between June 30, 2016 to June 30, 2018. The number of Units to be exercised by the participants were determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and adjusted by the indicator Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year. The final result of the plan was 89.61%.

(ii) Stock Delivery Plans

The stock delivery plans consist of the Long Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

Long-Term Incentive Plan – PSP 2013: Share-based compensation plan, promoting a commitment of executives with the long-term results. The Plan had as its object the variable compensation by the Bank to Participants, 100% (one hundred percent) in Units.

b.1.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

PSP 2013/SOP 2013 (1)
Total Shareholder Return (TSR) rank	% of Exercisable Shares
1st	100%
2nd	75%
3th	50%

(1) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the RoRWA.

SOP 2014 (1)
Total Shareholder Return (TSR) rank	% of Exercisable Shares
1st	100%
2nd	70%
3th	50%
4th	25%

(1) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value the following premises was used:

PSP 2013
Method of Assessment	Binomial
Volatility	40.00%
Probability of Occurrence	60.27%
Risk-Free Rate	11.80%

	SOP 2013	SOP 2014
Method of Assessment	Black&Scholes	Black&Scholes
Volatility	40.00%	40.00%
Rate of Dividends	3.00%	3.00%
Vesting Period	3 years	3 years
Average Exercise Time	5 years	5 years
Risk-Free Rate	11.80%	10.50%
Probability of Occurrence	60.27%	71.26%
Fair Value of the Option Shares	R$5,96	R$6,45

The average value of shares SANB11(Shares of the Bank in BM&FBovespa) of the year is R$19.94 (2015 - R$14.96 and 2014 - R$15.06).

In 2016, daily pro-rata expenses amounted to R$15,789 (2015 - R$R$11,642 and 2014 - R$85,898), relating to the SOP plan and expenses amounted to R$9,798 (2015 - R$7,775 and 2014 - R$2,692) relating to the PSP plan.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	Number of Units	Exercise Price in Reais	Year Granted	Employees	Date of Commencement of Exercise Period	Expiration Date of Exercise Period
Final Balance on December 31, 2014	13,830,464
Cancelled options (SOP - 2013)	(748,408)	14.43	2013	Managers	06/30/16	06/30/18
Cancelled options (PSP - 2013)	(117,453)		2013	Managers	08/13/13	06/30/16
Cancelled options (SOP delivery 2014)	(52,500)	14.31	2011	Managers	06/30/14	06/30/16
Exercised options (SOP delivery 2014)	(248,499)		2011	Managers	06/30/14	06/30/16
Final Balance on December 31, 2015	12,663,604
Cancelled options (SOP - 2013)	(1,346,779)	12.84	2013	Managers	06/30/16	06/30/18
Exercised options (SOP - 2013)	(5,386,523)	12.84	2013	Managers	06/30/16	06/30/18
Granted options (SOP - 2013)	220,606	12.84	2013	Managers	06/30/16	06/30/18
Cancelled options (PSP - 2013)	(298,446)		2013	Managers	08/13/13	06/30/16
Granted options (PSP - 2013)	(2,147,515)		2013	Managers	08/13/13	06/30/16
Cancelled options (SOP - 2014)	(34,196)	14.31	2011	Managers	06/30/14	06/30/16
Exercised options (SOP - 2014)	(693,230)	12.72	2011	Managers	06/30/14	06/30/16
Final Balance on December 31, 2016	2,977,521
SOP 2014	-	12.72	2011	Managers	06/30/14	06/30/16
SOP 2013	2,977,521	12.84	2013	Managers	06/30/16	06/30/18
PSP 2013	-		2013	Managers	08/13/13	06/30/16
Total	2,977,521

b.2) Global Program

Long-Term Incentive Policy

In 2014, it was released a share delivery plan called 1st Long Term Incentive Global CRDIV - Grant 2014. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

In 2016 it was launched a stock delivery plan called 2nd Long -Term Incentive Global Plan CRDIV - Grant 2015.

Fair Value of Global Plan

1st Long-Term Incentive Global Plan Grant 2014 - ILP CRDIV

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

Long Term Incentive Global CRDIV - Grant 2014

	2 years	3 years	4 years
Future income Dividend	11.1%	10.8%	9.5%
Expected Volatility	32.7%	34.7%	36.9%
Volatility comparator	12% -52%	16% - 56%	16% - 52%
Risk-free interest rate	1.7%	2.1%	2.5%
Correlation	0.55	0.55	0.55

The indicator will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (TSR) of the Santander Group with the RTA of fifteen leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification in 2014 and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in dollars. If the indicators are reached, the target will be converted to Group's shares awarded in installments in the years 2016, 2017 and 2018, with sale restriction of one (1) year after each delivery.

2nd Long -Term Incentive Global Plan CRDIV - Grant 2015.

The agreed ILP values for each participant will be obtained from the verification of the achievement of indicators in two moments: the first time to determine the eligibility (2015-2016) and a second time to calculate the number of actions due (2016, 2017 and 2018).

Indicators - First time

1.	RTA vs. Competitors

2.	ROTE Bank vs. Budget

3.	Employee satisfaction

4.	Customer satisfaction

5.	Binding of Companies vs. Budget

Each executive has a target in reais, converted to Santander Group's shares (SAN) for a price of R$17,473, which will be delivered in 2019, with a restriction of one (1) year after delivery.

	Number of Shares	Granted Year	Employees	Commencement of the Period	Data of Expiry of Period
1st Long Term Incentive Global CRDIV - Grant 2014	1,613,057	2014	Executives	jan - 2014	dec - 2017
2nd Long -Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Executives	jan - 2015	dec - 2018
Balance Plans on December 31, 2016	3,388,106

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

In 2016, were recognized daily pro-rata expenses amounted to R$8,873 (2015 - R$6,760 and 2014 - R$7,491), related to costs to the respective dates of the above cycles, for total plans of the Global Program.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b.3) Variable Remuneration based in shares

The Annual stockholders’ Meeting of Banco Santander Spain, held on June 11, 2010, approved the new policy for executive compensation through a referenced variable remuneration in shares plan effective for all the companies of the Group, including Banco Santander. This new policy, subject to adjustments applicable to Banco Santander, were approved by Appointment and Compensation Committee and Board of Directors at the meeting held on February 2, 2011.

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

On March 18, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of April 30, 2015.

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of December 14, 2015.

On October 25, 2016, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of December 21, 2016.

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

a) Identified Collective - Participants of the Executive Committee, Statutory Officers and other executives who take significant risks in the Bank and are responsible for the control areas. The payment deferral will be held in two ways: 50% in cash, indexed to 100% of CDI and 50% in shares (Units SANB11). On the period ended on December 31, 2016, was recorded loss amounted to R$52,500 (2015 - R$89,961 and 2014 - R$28,371), regarding the provision of the deferral plan in shares.

b) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 100% of CDI. On the year ended on December 31, 2016, there were expense of R$79,794 (2014 - R$59,797 and 2014 - R$41,553).

42. Other administrative expenses a) Breakdown

The breakdown of the balance of this item is as follows:

Thousands of Reais	2016	2015	2014

Property, fixtures and supplies	1,278,556	1,268,498	1,209,401
Technology and systems	1,246,809	1,192,533	1,106,392
Advertising	486,772	523,343	467,096
Communications	488,799	481,217	501,419
Per diems and travel expenses	133,123	160,135	140,986
Taxes other than income tax	84,932	128,022	78,389
Surveillance and cash courier services	622,362	614,596	573,697
Insurance premiums	21,308	20,975	17,004
Specialized and technical services	1,744,726	1,820,657	2,004,874
Technical reports	437,683	406,755	404,548
Others specialized and technical services	1,307,043	1,413,902	1,600,326
Other administrative expenses	435,758	506,364	639,116
Total	6,543,145	6,716,340	6,738,374

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies to their respective auditors, the detail being as follows:

Millions of Reais	2016	2015	2014

Audit of the annual financial statements of the companies audited by external audit (1) (constant scope of consolidation)	9.2	12.0	10.4
Audit Related	0.1	1.5	1.3
Taxes	-	-	0.1
Others	0.7	1.7	0.4
Total	10.0	15.2	12.2

(1) On March 18, 2016, the Banco Santander contracted PricewaterhouseCoopers Auditores Independentes (PWC), to act as an independent audit of the Bank and the companies that make up the Conglomerate Santander in Brazil, to replace Deloitte Touche Tohmatsu Auditores Independentes (Deloitte), which provided an independent audit service until December 2015.

The approximate value of taxes according to law 12,741/2012 totaled R$1.8 million.

Services provided by other audit firms totaled R$4.9 million (2015 - R$4.2 million and 2014 - R$6.2 million).

43. Gains (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance of this item is as follows:

Thousands of Reais	2016	2015	2014

Gains	12,584	787,628	87,696
On disposal of tangible assets	12,575	30,478	87,696
On disposal of investments (1)	9	757,150	-
Losses	(8,768)	(7,013)	(850)
On disposal of tangible assets	(7,547)	(502)	(143)
On disposal of investments	(1,221)	(6,511)	(707)
Total	3,816	780,615	86,846

(1) In 2015 includes a gain of R$750,550, related to the operation with the sale of Santander Securities Services Brasil DTVM S.A. (note 4.a).

44. Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations

It refers basically to the result on disposal of property received in the processes of recovery of loans to customers and the provision of the recoverable value of these assets.

45. Other disclosures

a) Guarantees and commitments

The Bank provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. The following table summarizes at December 31, 2016, 2015 and 2014 all of the guarantees.

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

Thousands of Reais	2016	2015	2014

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other sureties	32,629,975	42,836,334	38,386,017
Financial guarantees	24,475,507	41,183,159	37,034,862
Performance guarantees	532,232	521,373	565,032
Financial letters of credit	7,462,761	874,661	523,608
Other	159,475	257,141	262,515
Other contingent exposures	635,055	774,383	948,300
Documentary Credits	635,055	774,383	948,300
Total Contingent Liabilities	33,265,030	43,610,717	39,334,317

Commitments
Loan commitments draw able by third parties (1)	91,251,198	91,960,299	98,592,601
Total Commitments	91,251,198	91,960,299	98,592,601

Total	124,516,228	135,571,016	137,926,918

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

Performance guarantees are issued to guaranteed customers obligations such as to make contractually specified investments, to supply specified products, commodities, or maintenance or warranty services to a third party, completion of projects in accordance with contract terms, etc. Financial standby letters of credit include guarantees of payment of loans, credit facilities, promissory notes and trade acceptances. The Bank always requires collateral to grant this kind of financial guarantees. In Documentary Credits, the Bank acts as a payment intermediary between trading companies located in different countries (import-export transactions). Under a documentary credit transaction, the parties involved deal with the documents rather than the commodities to which the documents may relate. Usually the traded commodities are used as collateral to the transaction and the Bank may provide some credit facilities. Loan commitments draw able by third parties include mostly credit card lines and commercial commitments. Credit card lines are unconditionally cancelable by the issuer. Commercial commitments are mostly 1 year facilities subject to information requirements to be provided by our customers.

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

The provision for losses on the non-recovery guarantees and other securities (Note 10.c) is recorded as "Impairment losses on financial assets (net)” on consolidated income statement and its calculation is described in note 2.i.

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$476,564 (2015 - R$385,169 and 2014 - R$325,039).

b) Off-balance-sheets funds under management

Banco Santander has under its management investment funds for which we do not hold any substantial participation interests and we do not act as principal over the funds, and therefore no ownership in such funds. Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreover, though the Bank acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal (Note 2.w).

The detail of off-balance-sheets funds managed by the Bank is as follows:

Thousands of Reais	2016	2015	2014

Funds under management	1,533,620	2,542,286	4,591,810
Total	1,533,620	2,542,286	4,591,810

c) Third-party securities held in custody

At December 31, 2016, the Bank held in custody debt securities and equity instruments totaling R$27,772,714 (2015 - R$38,412,152 and 2014 - R$398,499,007) entrusted to it by third parties.

d) Residual maturity periods and Average interest rates

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

	2016
						Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate
Assets:
Cash and balances with the Brazilian Central Bank	14,917,634	42,538,383	3,833,431	-	-	49,315,463	110,604,911	13.5%
Debt instruments (2)	-	21,709,350	10,136,133	26,674,215	28,135,295	30,838,274	117,493,267	14.2%
Equity instruments	593,594	48,054	252,087	486,408	21,313	1,024,933	2,426,389	-
Loans and amounts due from credit institutions	13,614,198	2,849,696	923,308	532,399	34,458	9,808,414	27,762,473	8.6%
Loans and advances to customer	30,408,851	68,218,474	60,047,442	54,558,381	17,357,244	21,412,382	252,002,774	26.5%
Loans and Receivables - Debt instruments	822,874	1,287,372	2,960,099	5,044,803	4,472,758	1,695,353	16,283,259	13.6%
Held to maturity investments	-	-	12,378	371,621	1,173,360	8,491,402	10,048,761	4.0%
Derivatives	620,422	9,209,421	3,571,126	3,813,687	5,481,210	2,007,107	24,702,973
Total	60,357,151	136,651,329	78,164,878	87,667,827	51,194,428	122,586,221	536,621,834	18.4%

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

								2016
							Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate
Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	770,467	40,581,025	23,315,006	8,215,378	2,818,095	2,934,101	78,634,072	16.0%
Customer deposits(1)	60,919,032	64,154,475	68,505,808	39,630,274	14,003,821	231,767	247,445,177	13.3%
Marketable debt securities (1)	-	21,833,927	56,637,880	20,620,077	312,143	438,928	99,842,955	12.7%
Subordinated liabilities	-	-	-	466,246	-	-	466,246	9.6%
Debt Instruments Eligible to Compose Capital	-	113,995	-	-	-	8,197,923	8,311,918	-
Other financial liabilities	3,004,041	33,559,710	356	7,992	-	307,000	36,879,099	-
Financial liabilities held for trading:
Short positions	-	743	2,887,723	8,333,584	3,344,083	17,128,136	31,694,269	9.8%
Derivatives	333,287	8,052,349	2,506,131	2,523,506	5,376,180	1,445,162	20,236,615	-
Total	65,026,827	168,296,224	153,852,904	79,797,057	25,854,322	30,683,017	523,510,351	12.0%
Difference (assets less liabilities)	(4,669,676)	(31,644,895)	(75,688,026)	7,870,770	25,340,106	91,903,204	13,111,483	-

								2015
							Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate
Assets:
Cash and balances with the Brazilian Central Bank	57,826,436	26,530,459	4,786,458	-	-	-	89,143,353	14.5%
Debt instruments	109,808	5,094,088	11,456,643	30,805,793	14,821,110	53,426,537	115,713,979	9.6%
Equity instruments	2,140,969	-	-	-	-	-	2,140,969	-
Loans and amounts due from credit institutions	29,064,151	781,340	1,298,609	2,448,123	133,299	8,697,116	42,422,638	9.5%
Loans and advances to customer	22,662,559	73,674,326	59,527,021	54,371,603	18,227,451	23,570,489	252,033,449	22.2%
Total	111,803,923	106,080,213	77,068,731	87,625,519	33,181,860	85,694,142	501,454,388	17.2%

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	943,539	29,303,606	24,374,967	8,819,650	3,346,250	2,663,486	69,451,498	12.1%
Customer deposits(1)	52,009,232	74,456,462	39,245,968	62,868,721	14,305,045	157,444	243,042,872	14.1%
Marketable debt securities(1)	-	16,639,669	26,833,967	50,815,528	298,178	70,958	94,658,300	8.7%
Subordinated liabilities	-	-	7,685,328	411,976	-	-	8,097,304	14.6%
Debt Instruments Eligible to Compose Capital	-	-	-	-	-	9,959,037	9,959,037	-
Other financial liabilities	199,805	30,095,592	1,438,387	31,862	-	307,000	32,072,646	-
Financial liabilities held for trading:
Short positions	-	-	-	2,865,813	7,915,932	9,265,886	20,047,631	11.8%
Derivatives	5,600	2,666,788	1,863,221	2,953,682	2,122,437	12,728,409	22,340,137	-
Total	53,158,176	153,162,117	101,441,838	128,767,232	27,987,842	35,152,220	499,669,425	12.4%
Difference (assets less liabilities)	58,645,747	(47,081,904)	(24,373,107)	(41,141,713)	5,194,018	50,541,922	1,784,963

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

								2014
							Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate
Assets:
Cash and balances with the Brazilian Central Bank	33,434,065	22,168,842	300,941	-	-	-	55,903,848	10.9%
Debt instruments	-	15,337,090	20,758,336	34,258,870	17,315,307	33,041,806	120,711,409	10.5%
Equity instruments	2,948,094	-	-	-	-	-	2,948,094	-
Loans and amounts due from credit institutions	14,735,346	1,333,206	4,844,420	1,430,260	466,904	6,107,261	28,917,397	11.5%
Loans and advances to customer	9,110,511	66,015,934	71,124,998	57,395,636	14,967,223	17,076,047	235,690,349	22.6%
Total	60,228,016	104,855,072	97,028,695	93,084,766	32,749,434	56,225,114	444,171,097	17.0%

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	182,108	31,587,311	19,689,042	8,331,404	2,228,999	1,655,337	63,674,201	11.1%
Customer deposits(1)	54,303,688	59,729,834	25,106,427	68,866,674	12,637,396	-	220,644,019	11.2%
Marketable debt securities(1)	-	17,563,577	30,819,783	19,969,449	1,907,628	94,812	70,355,249	10.8%
Subordinated liabilities	-	-	199,124	6,747,305	347,648	-	7,294,077	11.2%
Debt Instruments Eligible to Compose Capital	-	147,165	-	-	-	6,626,147	6,773,312	0.0%
Other financial liabilities	60,649	21,614,192	1,430,693	103,355	9,923	226,923	23,445,735	-
Total	54,546,445	130,642,079	77,245,069	104,018,187	17,131,594	8,603,219	392,186,593	10.9%
Difference (assets less liabilities)	5,681,571	(25,787,007)	19,783,626	(10,933,421)	15,617,840	47,621,895	51,984,504

(1) Include obligations which may be subject to early repayment, being: sight and time deposits, repurchase agreements with customers, LCI and LCA.

(2) In 2015, includes Held to maturity investments.

e) Equivalent value in Reais of assets and liabilities

The main foreign currency balances in the consolidated balance sheets, based on the nature of the related items, is as follows:

Equivalent Value in Thousands of Reais		2016		2015		2014
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and balances with the Brazilian Central Bank	174,605	-	230,881	-	206,750	-
Financial assets/liabilities held for trading	402,186	371,100	2,109,665	2,276,540	52,511	1,423,571
Available-for-sale financial assets	9,787,622	-	4,142,821	-	7,112,048	-
Loans and receivables	28,061,831	-	36,418,917	-	35,662,235	-
Financial liabilities at amortized cost	-	39,465,409	-	58,294,796	-	33,775,217
Total	38,426,244	39,836,509	42,902,284	60,571,336	43,033,544	35,198,788

f) Other Obligations

The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases. Total future minimum payments of non-cancelable operating leases as of December 31, 2016 is R$2,933,276 (2015 - R$3,199,111 and 2014 - R$2,521,985), of which R$646,804 (2015 - R$640,132 and 2014 - R$654,925) up to 1 year, R$1,789,670 (2015 - R$1,873,889 and 2014 - R$1,497,161) from 1 year to up to 5 years and R$496,802 (2015 - R$685,090 and 2014 - R$369,899) after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$1,013 (2015 - R$696 and 2014 - R$967) monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in 2016 fiscal year were R$663,801 (2015 - R$659,332 and 2014 - R$679,379).

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

g) Obligation offset and settlement agreements

Obligation offset and settlement agreements - Resolution CMN 3,263/2005 – The Bank has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with the Bank, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Bank with the counterparty.

h) Contingent assets

On December 31, 2016, 2015 and 2014 no contingent assets were recorded.

46. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s Management responsible to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information are available.

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

The income statements and other significant data are as follows:

Thousands of Reais			2016
		Global
	Commercial	Wholesale
(Condensed) Income Statement	Banking	Banking	Total

NET INTEREST INCOME	27,365,857	3,220,636	30,586,493
Income from equity instruments	258,545	-	258,545
Income from companies accounted for by the equity method	47,537	-	47,537
Net fee and commission income	9,580,332	1,397,264	10,977,596
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	5,619,356	1,971,614	7,590,970
Other operating expense (net)	(611,051)	(13,520)	(624,571)
TOTAL INCOME	42,260,576	6,575,994	48,836,570
Personnel expenses	(7,638,124)	(739,141)	(8,377,265)
Other administrative expenses	(6,272,987)	(270,158)	(6,543,145)
Depreciation and amortization	(1,381,742)	(100,897)	(1,482,639)
Provisions (net)	(2,685,278)	(39,464)	(2,724,742)
Impairment losses on financial assets (net)	(11,607,468)	(1,693,977)	(13,301,445)
Impairment losses on non-financial assets (net)	(114,154)	(167)	(114,321)
Other non-financial gains (losses)	90,889	-	90,889
OPERATING PROFIT BEFORE TAX (1)	12,651,712	3,732,190	16,383,902

Other:
Total assets	557,624,385	76,768,855	634,393,240
Loans and advances to customers	191,433,209	60,569,565	252,002,774
Customer deposits	228,923,947	18,521,230	247,445,177

(1) Includes in the Commercial Bank, the fiscal hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" net of taxes. Adjusted for an amounted to R$6,139,714 due to the effects of the valuation of the Real against the Dollar in 2016, the Operating Profit before Tax for the Commercial Bank segment was R$6,511,998.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2015
		Global
	Commercial	Wholesale
(Condensed) Income Statement	Banking	Banking	Total

NET INTEREST INCOME	27,040,507	4,296,604	31,337,111
Income from equity instruments	142,881	-	142,881
Income from companies accounted for by the equity method	116,312	-	116,312
Net fee and commission income	8,240,868	1,242,641	9,483,509
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(9,068,985)	(849,454)	(9,918,439)
Other operating expense (net)	(335,318)	(11,805)	(347,123)
TOTAL INCOME	26,136,265	4,677,986	30,814,251
Personnel expenses	(7,123,390)	(675,402)	(7,798,792)
Other administrative expenses	(6,449,732)	(266,608)	(6,716,340)
Depreciation and amortization	(1,361,330)	(128,687)	(1,490,017)
Provisions (net)	(4,012,922)	11,628	(4,001,294)
Impairment losses on financial assets (net)	(12,365,037)	(1,268,952)	(13,633,989)
Impairment losses on non-financial assets (net)	(1,220,161)	(484)	(1,220,645)
Other non-financial gains (losses)	831,108	-	831,108
OPERATING PROFIT BEFORE TAX (1)	(5,565,199)	2,349,481	(3,215,718)

Other:
Total assets	524,192,046	81,202,482	605,394,528
Loans and advances to customers	185,371,651	66,661,798	252,033,449
Customer deposits	223,165,976	19,876,896	243,042,872

(1) Includes in the Commercial Bank, the fiscal hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" net of taxes. Adjusted for losses amounted to R$11,531,844 due to the effects of the devaluation of the Real against the Dollar in 2015, the Operating Profit before Tax for the Commercial Bank segment was R$5,966,645.

Thousands of Reais			2014
		Global
	Commercial	Wholesale
(Condensed) Income Statement	Banking	Banking	Total

NET INTEREST INCOME	25,042,170	2,186,342	27,228,512
Income from equity instruments	222,302	-	222,302
Income from companies accounted for by the equity method	91,096	-	91,096
Net fee and commission income	7,748,888	1,016,998	8,765,886
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,480,288)	592,852	(887,436)
Other operating expense (net)	(450,936)	(19,541)	(470,477)
TOTAL INCOME	31,173,232	3,776,651	34,949,883
Personnel expenses	(6,597,680)	(605,762)	(7,203,442)
Other administrative expenses	(6,493,024)	(245,350)	(6,738,374)
Depreciation and amortization	(1,226,196)	(135,933)	(1,362,129)
Provisions (net)	(2,030,408)	(5,829)	(2,036,237)
Impairment losses on financial assets (net)	(10,710,448)	(561,157)	(11,271,605)
Impairment losses on non-financial assets (net)	13,943	(10,192)	3,751
Other non-financial gains (losses)	101,482	-	101,482
OPERATING PROFIT BEFORE TAX (1)	4,230,901	2,212,428	6,443,329

Other:
Total assets	447,099,883	73,131,027	520,230,910
Loans and advances to customers	177,426,688	58,263,661	235,690,349
Customer deposits	199,721,072	20,922,947	220,644,019

(1) Includes in the Commercial Bank, the fiscal hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" net of taxes. Adjusted for losses amounted to R$1,668,111 due to the effects of the devaluation of the Real against the Dollar in 2014, the Operating Profit before Tax for the Commercial Bank segment was R$5,899,012.

47. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the business transactions performed by the Bank with its related parties on December 31, 2016, 2015 and 2014:

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a) Key-person management compensation

The Board of Directors' meeting held on March 22, 2016, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2016, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the extraordinary stockholders' meeting held on April 29, 2016.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

Thousands of Reais	2016	2015	2014

Fixed compensation	90,169	69,779	53,170
Variable compensation	120,443	108,087	86,990
Other	14,579	15,246	14,971
Total Short-term benefits	225,191	193,112	155,131
Share-based payment	49,488	11,777	23,697
Total Long-term benefits	49,488	11,777	23,697
Total (1)	274,679	204,889	178,828

(1) Refers to the amount paid by Banco Santander to its executives officers for the positions which they hold in the Bank and other companies of the conglomerate.

Additionally, in 2016, withholding taxes were collected on management compensation in the amount of R$30,312 (2015 - R$28,044 and 2014 - R$28,493).

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

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2016, 2015 and 2014:

						2016
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Banco Santander, S.A. (1)	521,965	13.6%	519,268	14.0%	1,041,233	13.8%
Qatar Holding, LLC	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,914	0.1%	3,929	0.1%	7,843	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	174,238	4.5%	202,028	5.5%	376,266	5.0%
Total	3,825,185	99.4%	3,686,326	99.4%	7,511,511	99.4%
Treasury shares	25,786	0.6%	25,786	0.6%	51,572	0.6%
Total	3,850,971	199.4%	3,712,112	199.4%	7,563,083	199.4%
Free Float (2)	385,964	10.0%	413,769	11.1%	799,733	10.6%

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

						2015
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Banco Santander, S.A. (1)	518,207	13.5%	519,089	14.0%	1,037,296	13.7%
Santander Insurance Holding (1)	3,758	0.1%	179	-	3,937	0.1%
Qatar Holding, LLC	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,066	0.1%	3,088	0.1%	6,154	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	180,655	4.7%	208,438	5.6%	389,093	5.1%
Total	3,830,754	99.5%	3,691,895	99.5%	7,522,649	99.5%
Treasury shares	20,218	0.5%	20,218	0.5%	40,436	0.5%
Total	3,850,972	100.0%	3,712,113	100.0%	7,563,085	100.0%
Free Float (2)	391,533	10.2%	419,338	11.3%	810,871	10.7%

						2014
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Banco Santander, S.A. (1)	518,207	13.4%	519,089	13.9%	1,037,296	13.6%
Santander Insurance Holding (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC	207,812	5.1%	207,812	5.3%	415,624	5.2%
Employees	4,098	0.1%	4,121	0.1%	8,219	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	189,107	5.2%	216,888	6.2%	405,995	5.7%
Total	3,840,238	99.3%	3,701,378	99.3%	7,541,616	99.3%
Treasury shares	29,612	0.7%	29,612	0.7%	59,224	0.7%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (2)	401,017	10.4%	428,821	11.5%	829,838	10.9%

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The principal transactions and balances are as follows:

Thousands of Reais			2016
		Joint- controlled	Other Related-
	Parent (1)	companies	Party (2)

Assets	10,919,116	794,800	556,248
Financial assets for trading - Derivatives net	(184,304)	-	(400,570)
Banco Santander, S.A. – Spain	(184,304)	-	-
Abbey National Treasury Services Plc	-	-	(91,828)
Real Fundo de Investimento Multimercado Santillana	-	-	(308,742)
Credito Privado

Loans and other values with credit institutions - Cash and overnight operations in foreign currency	10,900,941	-	94,530
Banco Santander, S.A. – Spain (3) (5)	10,900,941	-	-
Banco Santander Totta, S.A.	-	-	1,261
Abbey National Treasury Services Plc	-	-	92,118
Bank Zachodni	-	-	117
Banco Santander, S.A. – Mexico	-	-	1,034
Loans and advances to customers	-	136,354	862,288
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	862,553
Webmotors S.A.	-	136,354	-
Santander Brasil Gestão de Recursos Ltda	-	-	(265)
Loans and other values with credit institutions (1)	25,546	656,806	-
Banco Santander – Spain	25,546	-	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (8)	-	656,806	-
Other Assets	176,933	1,640	-
Banco Santander – Spain	176,933	-	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (8)	-	1,640	-

Liabilities	(11,984,199)	(106,527)	(1,222,556)
Deposits of Brazil Central Bank and deposits of credit institutions	(327,466)	(40,202)	(980,702)
Banco Santander, S.A. – Spain (4)	(327,466)	-	-
Santander Securities	-	-	(208,059)
Santander Brasil Asset	-	-	(12,079)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(757,874)
Banco Santander, S.A. – Uruguay	-	-	(2,158)
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (8)	-	(40,202)	-
Others	-	-	(532)
Customer deposits	-	(66,325)	(189,794)
ISBAN Brasil S.A.	-	-	(22,232)
Santander Securities	-	-	(52,484)
Produban Serviços de Informática S.A.	-	-	(19,653)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(44,840)
Santander Brasil Gestão de Recursos Ltda.	-	-	(39,361)
Webmotors S.A.	-	(66,325)	-
Others	-	-	(11,224)
Other financial liabilities - Dividends and interest on capital Payable	(3,794,130)	-	(16,494)
Banco Santander – Spain	(589,227)	-	-
Grupo Empresarial Santander, S.L. (1)	(1,201,612)	-	-
Sterrebeeck B.V. (1)	(2,003,291)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(1,075)
Santusa Holding, S.L.	-	-	(15,419)
Other Payables	(2,954)	-	(35,566)
Banco Santander, S.A. – Spain	(2,954)	-	-
Santander Brasil Asset	-	-	(70)
ISBAN Brasil S.A.	-	-	(339)
Santander Securities	-	-	(4,430)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(30,684)
Others	-	-	(43)
Debt Instruments Eligible to Compose Capital	(7,859,649)	-	-
Banco Santander – Spain (2) (7)	(7,859,649)	-	-

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2015
		Joint- controlled	Other Related-
	Parent (1)	companies	Party (2)

Assets	23,245,276	954,190	805,572
Financial assets for trading - Derivatives net	(265,491)	-	(536,215)
Banco Santander, S.A. – Spain	(265,491)	-	-
Abbey National Treasury Services Plc	-	-	(156,976)
Real Fundo de Investimento Multimercado Santillana	-	-	(379,239)
Credito Privado

Loans and other values with credit institutions - Cash and overnight operations in foreign currency	23,248,821	-	136,634
Banco Santander, S.A. – Spain (3) (5)	23,248,821	-	-
Banco Santander Totta, S.A.	-	-	1,303
Abbey National Treasury Services Plc	-	-	135,165
Bank Zachodni	-	-	101
Banco Santander, S.A. – Mexico	-	-	65
Loans and advances to customers	-	11,112	1,205,153
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	753,581
Webmotors S.A.	-	11,112	-
Santander Brasil Gestão de Recursos Ltda.	-	-	186
BW Guirapá	-	-	451,386
Loans and other values with credit institutions (1)	26,414	940,236	-
Banco Santander – Spain	26,414	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (8)	-	939,861	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (8)	-	375	-
Other Assets	235,532	2,842	-
Banco Santander – Spain	235,532	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (8)	-	2,276	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (8)	-	566	-

Liabilities	(12,155,786)	(255,330)	(937,572)
Deposits of Brazil Central Bank and deposits of credit institutions	(219,037)	(37,796)	(650,620)
Banco Santander, S.A. – Spain (4)	(219,037)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (8)	-	(31,656)	-
Santander Brasil Asset	-	-	(12,360)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(616,399)
Banco Santander, S.A. – Uruguay	-	-	(20,533)
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (8)	-	(6,140)	-
Others	-	-	(1,328)
Marketable debt securities	(12,416)	-	-
Banco Santander, S.A. – Spain (6)	(12,416)	-	-
Customer deposits	-	(217,534)	(285,870)
ISBAN Brasil S.A.	-	-	(43,842)
Santander Securities	-	-	(679)
Produban Serviços de Informática S.A.	-	-	(29,993)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(109,506)
Santander Brasil Gestão de Recursos Ltda	-	-	(72,182)
Webmotors S.A.	-	(217,534)	-
Others	-	-	(29,668)
Other financial liabilities - Dividends and interest on capital Payable	(2,488,510)	-	(705)
Banco Santander – Spain	(385,067)	-	-
Grupo Empresarial Santander, S.L. (1)	(788,119)	-	-
Santander Insurance Holding, S.L.	(1,398)	-	-
Sterrebeeck B.V. (1)	(1,313,926)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(705)
Other Payables	-	-	(377)
Santander Brasil Asset	-	-	(68)
ISBAN Brasil S.A.	-	-	(309)
Debt Instruments Eligible to Compose Capital	(9,435,823)	-	-
Banco Santander – Spain (2) (7)	(9,435,823)	-	-

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2014
		Joint- controlled	Other Related-
	Parent (1)	companies	Party (2)

Assets	11,033,229	1,880,176	546,856
Financial assets for trading - Derivatives net	(98,286)	-	(87,161)
Banco Santander, S.A. – Spain	(98,286)	-	-
Santander Benelux, S.A., N.V.	-	-	381,956
Abbey National Treasury Services Plc	-	-	(871)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(468,246)

Loans and other values with credit institutions - Cash and overnight operations in foreign currency	10,913,872	-	2,787
Banco Santander, S.A. – Spain (3) (5)	10,913,872	-	-
Banco Santander Totta, S.A.	-	-	2,787
Loans and advances to customers	-	10,340	631,149
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	630,694
Webmotors S.A.	-	10,340	-
Santander Brasil Gestão de Recursos Ltda	-	-	455
Loans and other values with credit institutions (1)	11,900	1,867,750	81
Banco Santander – Spain	11,900	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (8)	-	1,867,138	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (8)	-	612	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	81
Other Assets	205,743	2,086	-
Banco Santander – Spain	205,743	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (8)	-	2,086	-

Liabilities	(7,375,101)	(161,871)	(612,659)
Deposits of Brazil Central Bank and deposits of credit institutions	(416,969)	(19,186)	(286,348)
Banco Santander, S.A. – Spain (4)	(416,969)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (8)	-	(15,699)	-
Santander Brasil Asset	-	-	(16,742)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(261,865)
Banco Santander, S.A. – Uruguay	-	-	(7,741)
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (8)	-	(3,487)	-
Marketable debt securities	(6,082)	-	-
Banco Santander, S.A. – Spain (7)	(6,082)	-	-
Customer deposits	-	(142,685)	(271,753)
ISBAN Brasil S.A.	-	-	(70,449)
Produban Serviços de Informática S.A.	-	-	(41,646)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(49,526)
Santander Brasil Gestão de Recursos Ltda	-	-	(89,830)
Webmotors S.A.	-	(142,685)	-
Others	-	-	(20,302)
Other financial liabilities - Dividends and interest on capital Payable	(538,636)	-	(47,271)
Banco Santander, S.A. – Spain	(25,084)	-	-
Grupo Empresarial Santander, S.L. (1)	(134,413)	-	-
Santander Insurance Holding, S.L.	(403)	-	-
Sterrebeeck B.V. (1)	(378,736)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(55)
Santusa Holding, S.L.	-	-	(47,216)
Other Payables	(7,719)	-	(7,287)
Banco Santander – Spain	(7,719)	-	-
Produban Serviços de Informática S.A.	-	-	(441)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(35)
Santander Brasil Asset	-	-	(6,811)
Debt Instruments Eligible to Compose Capital	(6,405,695)	-	-
Banco Santander – Spain (2) (7)	(6,405,695)	-	-

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

(2) Refers to the Company's subsidiaries (Banco Santander Spain).

(3) In December 31, 2016, refers to the cash of R$582,571 (2015 - R$1,866,683 and 2014 - R$410,193).

(4) As at December 31, 2016, refers to raising funds through operations transfers abroad amounted to R$327,466 (2015 - R$219,037 and 2014 - R$416,969), with maturity until November, 2017 and interest between 0.56% and 12.95%p.a.

(5) On December 30, 2016, include foreign currency investments (overnight applications) due on January 03, 2017 in the amount of R$10,269,812 (2015 - R$20,699,539 and 2014 - R$10,663,319) and interest of 0.68% p.a held at Santander Establishment Credit Financial, Banco Santander Brazil and its Grand Cayman Branch.

(6) Refers the emissions of Eurobonds of Grand Cayman Branch, maturing between from January 16 2016 to February 13, 2017 and interest of 3.152% p.a and 4.625% p.a.

(7) Refers to the portion acquired by the controller with the PR Optimization Plan held in the first half of 2014.

(8) In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by Banco RCI Brasil.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2016
		Joint- controlled	Other Related-
	Parent (1)	companies	Party (2)

Income	(798,022)	136,111	1,197,489
Interest and similar income - Loans and amounts due from credit institutions	39,677	114,909	396
Banco Santander, S.A. – Spain	39,677	-	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (6)	-	114,909	-
Abbey National Treasury Services Plc	-	-	396
Interest expense and similar charges - Customer deposits	(4,192)	(26,996)	(49,420)
ISBAN Brasil S.A.	-	-	(3,560)
Banco Santander, S.A. – Spain	(4,192)	-	-
Santander Brasil Gestão de Recursos Ltda	-	-	(12,417)
Santander Cultural	-	-	(11)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(31,097)
Webmotors S.A.	-	(26,996)	-
Produban Serviços de Informática S.A.	-	-	(2,117)
Others	-	-	(218)
Interest expense and similar charges - Deposits from credit institutions	(512)	(10,959)	(115,458)
Banco Santander, S.A. – Spain	(512)	-	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (6)	-	(10,959)	-
Santander Securities	-	-	(20,979)
SAM Brasil Participações	-	-	(133)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(88,467)
Santander Securities	-	-	(4,119)
Santander Asset Management, S.A. SGIIC.	-	-	(1,760)
Fee and commission income (expense)	5,334	20,133	1,955,255
Banco Santander, S.A. – Spain	5,334	-	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (6)	-	19,211	-
Banco Santander International	-	-	20,959
Santander Securities	-	-	1,896
Webmotors S.A.	-	922	-
Zurich Santander Brasil Seguros S.A.	-	-	218,773
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,711,138
Others	-	-	2,489
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(613,168)	39,024	267,983
Banco Santander, S.A. – Spain	(613,168)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	257,475
Abbey National Treasury Services Plc	-	-	38,274
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (6)	-	39,024	-
Santander Securities	-	-	(16,038)
Santander Investment Securities Inc.	-	-	(15,115)
Others	-	-	3,387
Administrative expenses and Amortization	-	-	(840,739)
ISBAN Brasil S.A.	-	-	(290,430)
Produban Serviços de Informática S.A.	-	-	(209,253)
ISBAN Chile S.A.	-	-	(26)
Aquanima Brasil Ltda.	-	-	(24,557)
TECBAN - Tecnologia Bancaria Brasil	-	-	(213,194)
Produban Servicios Informaticos Generales, S.L.	-	-	(21,525)
Ingeniería de Software Bancario, S.L.	-	-	(42,519)
Santander Securities	-	-	(35,882)
Others	-	-	(3,353)
Others Administrative expenses - Donation	-	-	(20,528)
Santander Cultural	-	-	(2,737)
Fundacao Santander	-	-	(3,452)
Instituto Escola Brasil	-	-	(939)
Fundação Sudameris	-	-	(13,400)
Debt Instruments Eligible to Compose Capital	(225,161)	-	-
Banco Santander Espanha (2)(8)	(225,161)	-	-

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2015
		Joint- controlled	Other Related-
	Parent (1)	companies	Party (2)

Income	(761,189)	189,182	2,509,524
Interest and similar income - Loans and amounts due from credit institutions	31,930	163,684	104
Banco Santander, S.A. – Spain	31,930	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (6)	-	163,684	-
Abbey National Treasury Services Plc	-	-	104
Interest expense and similar charges - Customer deposits	-	(25,330)	(28,508)
ISBAN Brasil S.A.	-	-	(7,841)
Santander Brasil Gestão de Recursos Ltda	-	-	(14,302)
Webmotors S.A.	-	(25,330)	-
Produban Serviços de Informática S.A.	-	-	(3,752)
Others	-	-	(2,613)
Interest expense and similar charges - Deposits from credit institutions	(311)	(1,447)	(89,636)
Banco Santander, S.A. – Spain	(311)	-	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (6)	-	(1,447)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(15,584)
Santander Securities	-	-	(71,939)
Santander Asset Management, S.A. SGIIC.	-	-	(2,113)
Fee and commission income (expense)	(8,022)	21,376	1,889,138
Banco Santander, S.A. – Spain	(8,022)	-	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (6)	-	3,863	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (6)	-	16,579	-
Banco Santander International	-	-	8,804
Webmotors S.A.	-	934	-
Zurich Santander Brasil Seguros S.A.	-	-	248,824
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,626,288
Others	-	-	5,222
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(406,523)	30,899	953,678
Banco Santander, S.A. – Spain	(406,523)	-	-
Santander Benelux, S.A., N.V.	-	-	424,182
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	602,557
Abbey National Treasury Services Plc	-	-	(88,881)
Companhia de Crédito, Financiamento e Investimento RCI Brasil (6)	-	30,899	-
Others	-	-	15,820
Administrative expenses and Amortization	-	-	(982,135)
ISBAN Brasil S.A.	-	-	(406,662)
Produban Serviços de Informática S.A.	-	-	(205,137)
ISBAN Chile S.A.	-	-	(1,024)
Aquanima Brasil Ltda.	-	-	(24,075)
TECBAN - Tecnologia Bancaria Brasil	-	-	(160,563)
Produban Servicios Informaticos Generales, S.L.	-	-	(22,834)
Konecta Brazil Outsourcing Ltda	-	-	(98,492)
Ingeniería de Software Bancario, S.L.	-	-	(57,293)
Others	-	-	(6,055)
Others Administrative expenses - Donation	-	-	(18,071)
Santander Cultural	-	-	(3,231)
Fundacao Santander	-	-	(3,500)
Instituto Escola Brasil	-	-	(1,140)
Fundação Sudameris	-	-	(10,200)
Debt Instruments Eligible to Compose Capital	(378,263)	-	-
Banco Santander Espanha (2)(8)	(378,263)	-	-
Gain on disposal of non-current assets held for sale not classified as discontinued operations	-	-	784,954
Capital Riesgo Global (3)	-	-	34,404
Santander Securities Services Brasil Participações S.A. (5)	-	-	750,550

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2014
		Joint- controlled	Other Related-
	Parent (1)	companies	Party (2)

Income	(1,165,021)	147,917	1,178,208
Interest and similar income - Loans and amounts due from credit institutions	11,523	117,531	9
Banco Santander, S.A. – Spain	11,523	-	-
Abbey National Treasury Services Plc	-	-	5
Companhia de Crédito, Financiamento e Investimento RCI Brasil (6)	-	117,531	-
Santander Benelux, S.A., N.V.	-	-	4
Interest expense and similar charges - Customer deposits	-	(14,187)	(20,064)
ISBAN Brasil S.A.	-	-	(7,342)
Produban Serviços de Informática S.A.	-	-	(3,075)
Webmotors S.A.	-	(14,187)	-
Santander Brasil Gestão de Recursos Ltda	-	-	(8,528)
Others	-	-	(1,119)
Interest expense and similar charges - Deposits from credit institutions	(125)	(5,669)	(62,396)
Banco Santander, S.A. – Spain	(125)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (6)	-	(5,669)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(51,313)
Santander Asset Management, S.A. SGIIC.	-	-	(11,083)
Expense and similar charges - Marketable debt securities	(364)	-	-
Banco Santander, S.A. – Spain	(364)	-	-
Fee and commission income (expense)	(40,549)	27,704	1,708,494
Companhia de Crédito, Financiamento e Investimento RCI Brasil (6)	-	21,899	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (6)	-	4,038	-
Banco Santander, S.A. – Spain	(40,549)	-	-
Webmotors S.A.	-	1,767	-
Zurich Santander Brasil Seguros S.A.	-	-	36,799
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,668,597
Others	-	-	3,098
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(786,665)	22,538	477,107
Banco Santander, S.A. – Spain	(786,665)	-	-
Santander Benelux, S.A., N.V.	-	-	473,512
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(15,355)
Abbey National Treasury Services Plc	-	-	16,117
Companhia de Crédito, Financiamento e Investimento RCI Brasil (6)	-	22,538	-
Others	-	-	2,833
Administrative expenses and Amortization	-	-	(903,073)
ISBAN Chile S.A.	-	-	(2,461)
ISBAN Brasil S.A.	-	-	(396,611)
Produban Serviços de Informática S.A.	-	-	(213,703)
Ingeniería de Software Bancario, S.L.	-	-	(49,783)
Produban Servicios Informaticos Generales, S.L.	-	-	(26,230)
TECBAN - Tecnologia Bancaria Brasil	-	-	(129,057)
Konecta Brazil Outsourcing Ltda	-	-	(51,033)
Aquanima Brasil Ltda.	-	-	(24,075)
Others	-	-	(10,120)
Others Administrative expenses - Donation	-	-	(21,869)
Santander Cultural	-	-	(4,929)
Fundacao Santander	-	-	(3,440)
Instituto Escola Brasil	-	-	(1,500)
Fundação Sudameris	-	-	(12,000)
Debt Instruments Eligible to Compose Capital	(348,841)	-	-
Banco Santander Espanha (2)(7)	(348,841)	-	-

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

(5) Refers the profit on disposal of the company Santander Securities Services Brasil DTVM S.A.

(6) In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by Banco RCI Brasil.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

48. Risk management

Risk management at Banco Santander is based on the following principles:

1. Independence of the management activities related to the business;

2. Involvement of the Senior Management in decision-making;

3. Consensus in the decision making on credit operations between the areas of Risk and Business;

4. Collegiate decision-making, which includes the branch network, aiming to encourage opinion diversity and avoiding the attribution of individual decisions;

5. The use of statistical tools to estimate default, which includes internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

6. Global approach, which an integrated treatment of risk factors in the business departments and the concept of economic capital as a consistent metric for risk undertaken and for business management;

7. Common management tools

8. Organizational structure

9. Scopes and responsibilities

10. Risk limitation

11. Recognition

12. Effective information channel

13. Maintenance of a medium-low risk profile, and low volatility by:

• The portfolio diversification, limiting concentration in customers, groups, sectors, products or geographically speaking; the complexity level of market operations reduction; the analysis of social and environmental risks of businesses and projects financed by the bank; continuous follow up to prevent the portfolios from deteriorating.

• Policies and procedures definition that are part of the Regulatory Framework Risk, which regulates the risk activities and processes. They follow the instructions of the Board of Directors, the regulations of the BACEN and the international best practices in order to protect the capital and ensure business' profitability.

At Banco Santander, the risk management and control process is structured using as reference the framework defined at corporate level and described according to the following phases:

a) Adaptation of corporate management frameworks and policies that reflect Banco Santander’s risk management principles.

Within this regulatory framework, the Corporate Risk Management Framework, regulates the principles and standards governing Banco Santander´s risk activities, based on the corporate organization and a management models, meeting the necessary regulatory requirements for credit management.

The organizational model comprises the management map, which defines the risk function and governance, and the regulatory framework itself.

b) Identification of risks through the constant review and monitoring of exposures, the assessment of new products, businesses and deals (singular transactions);

c) Risks measurement using methods and models periodically tested.

d) Preparation and distribution of a complete set of reports that are reviewed daily by the heads at all levels of Banco Santander management.

e) Implementation of a risk control system which checks, on a daily basis, the degree to which the Bank´s risk profile matches the risk policies approved and the risk limits set. The most noteworthy corporate tools and techniques (abovementioned) already in use at Banco Santander are in different stages of maturity regarding the level of implementation and use in Bank. For wholesale segment, these techniques are quite in line with the corporate level development. For local segments, internal ratings and scorings based models, VaR and market risk scenario analysis and stress testing were already embedded in risk management routine while Expected loss, Economic Capital and RORAC have been integrated in risk management.

f) Internal ratings- and scorings-based models which, by assessing the various qualitative and quantitative risk components by customer and transaction, making it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on Loss Given Default (LGD) estimates.

g) Economic capital, as a homogeneous measurement of the assumed risk and the basis for the measurement of the performance management.

h) RORAC, used both as a transaction pricing tool in the whole sale segment (more precisely in global ranking and markets - bottom-up approach) as for in the analysis of portfolios and units (top-down approach).

i) VaR, which is used for controlling and setting the market risk limits for the various treasury portfolios.

j) Scenario analysis and stress testing to supplement the analysis market and credit risk in order to assess the impact of alternative scenarios, even over provisions and capital.

a) Corporate Governance of the Risk Function

The structure of Banco Santander’s Risk Committee is defined in accordance with the highest standards of prudent management, while respecting local legal and regulatory environment.

Its main responsibilities are:

- Integrate and adapt the Bank's risk to local level, as well as risk management strategy and the willingness and level of risk tolerance, previously approved by the executive committee and board of directors, all matched with corporate standards of Banco Santander Spain;

- Approve the proposals, operations and limits of clients and portfolio;

- Authorize the use of management tools and local risk models and being aware of the result of their internal validation.

- Keeping updated, assessing and monitoring any observations and recommendations periodically formulated by the supervisory authorities regarding their functions.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The organizational structure of the executive vice-presidency consists of areas which are responsible for credit risk management, market and structural, operational and risk model. The credit risk management structure is composed of directors who act from the point of view of retail and wholesale portfolios management. A specific area has the mission to consolidate the portfolios and their respective risks, supporting the management with the integrated risk vision. In addition to this award, it is also responsible for compliance with regulators, external and internal auditors, as well as the Group's headquarters in Spain.

It has a department called risk architecture, which includes a set of transverse functions of all risk factors necessary for the construction of an advanced management model. Methodology (development, parameterization models that reach all areas of risk), Governance, Policy and Risk Culture, Capital, Stress Test and Risk MI (responsible for the generation, exploitation and dissemination of information beyond the project information systems) are areas part of this structure.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

b) Credit Risk

b.1) Introduction to the treatment of credit risk

The Credit Risk Management provides subsidies to define strategies as risk appetite, to establish limits, including exposure analysis and trends as well as the effectiveness of the credit policy. The goal is to maintain a risk profile and adequate minimum profitability to offset the estimated default, both client and portfolio, as defined by the Executive Committee and Board of Directors. Additionally, it is responsible for the risk management systems applied in the identification, measurement, control and reduction of exposure to risk in individual or clustered by similar operations.

The Risk Management is specialized according to each clients' characteristics, being segregated between individual clients (with the accompanied of dedicated analysts) and customers with similar characteristics (standardized).

• Individualized management: It is performed by a risk analyst set, which prepares the analysis, and forwards it to the Risk Committee and monitors the client's progress. It covers the Wholesale segment customers (Corporate and GB&M), financial institutions and certain companies;

• Standardized management: Aimed at individuals and companies not classified as individualized customers. Based on automated models of decision-making and internal risk assessment, complemented by commercial heave and analysts specialized teams to handle exceptions.

Macroeconomic aspects and market conditions, sectored and geographical concentration, as well as customer profiling and economic prospects are also evaluated and considered in the appropriate measuring of credit risk.

b.2) Measures and measurement tools

Rating tools

The Bank uses proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the customer's historical experience, with the exception of certain portfolios classified as “low default portfolios”. Rating/Scores models are used in the Bank’s loan approval and risk monitoring process.

In some cases the observable data required to estimate the amount of an impairment loss on a financial asset may be limited or no longer fully relevant to current circumstances. In such cases, an entity uses its experienced judgment to estimate the amount of any impairment loss. Similarly an entity uses its experienced judgment to adjust observable data for a group of financial assets to reflect current circumstances.

The classification of loans into different categories is made according to the analysis of economic and financial situation of the client and any other registered information updated frequently. New modes of operation are subject to credit risk evaluation, verification and adaptation to the controls adopted by the Bank.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the Banking relationship. The frequency of the reviews is increased in case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The own rating tools are reviewed to qualifications by them awarded are progressively cleared.

Credit risk parameters

The estimative of the risk parameters Probability of Default (PD) and Loss Given Default (LGD) are based on internal experience, i.e. on default observations and on the experience in defaulted loan recoveries during a defined credit cycle.

For low risk portfolios, such as banks, sovereign risk or global wholesale clients, the parameters are based on CDS market data and with global broadness, using Group Santander´s world presence.

For the other portfolios, parameter estimative are based on the Bank’s internal experience.

In addition to the Probability of Default (PD), the Bank is managing its credit portfolio, seeking to make loans to borrowers that have higher volumes of guarantees associated with the operations and also works constantly on strengthening its credit recovery area. These and other actions combined, are responsible for ensuring the adequacy of LGD parameters (Loss Given Default, the loss resulting from the borrower's default event to honor the principal and/or interest payments).

LGD calculation is based on net losses of non-performing loans, considering the guarantees associated with the transaction, revenues and expenses related to the recovery process and also the timing thereof.

Besides that , the Loss identification period, or “LIP,” is also considered in the estimation of the risk parameters that is represented by the time period between the occurrence of a loss event and the identification of an objective evidence of this loss. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of such loss.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The Bank use proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the customer's history, with the exception of certain portfolios classified as “low default portfolios”. These ratings and models are used in loan approval and risk monitoring processes.

The table below shows our loans portfolio by the internal risk rating levels and their corresponding probability of default:

Internal Risk Model	2016	2015	2014

Low	207,922,810	211,645,463	199,200,968
Medium-low	32,104,167	29,500,790	27,043,995
Medium	10,940,879	8,638,914	7,934,964
Medium - high	6,976,969	8,552,474	5,899,116
High	10,492,731	8,928,808	9,031,838
Loans and advances to customers, gross	268,437,556	267,266,449	249,110,881

b.3) Observed loss: measures of credit cost

The Bank monthly estimate losses related to credit risk and then we compare those estimates with actual losses of the month. Periodically conduct tests in order to monitor and maintain control over credit risk.

To complement the use of admission and rating, the Bank use other measures that supports the prudent and effective management of credit risk, based on the loss observed.

The cost of credit is measured by the sum of credit losses of year and to the average loans portfolio of the year.

b.4) Credit risk cycle

Banco Santander has a global view of its credit portfolio throughout the various phases of the risk cycle, with a level of detail that allows us to evaluate the current situation of risk and any movements. This mapping is accompanied by the Board of Directors and the Executive Committee of the bank that no only sets policies and risk procedures, limits and delegates responsibilities. It also approves and supervises the activities of the area.

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Bank’s operations and companies of the conglomerate. The risk cycle comprises three different phases:

• Pre-sale: this phase includes the risk planning and setting targets, determination of the Bank’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting.

• Sale: this is the decision-making phase for both pre-classified and specific transactions.

• Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

Planning and setting risk limits

Risk limit setting is a dynamic process that identifies Banco Santander’s risk appetite by assessing business proposals and its risk attitude. This process is defined in the global risk limit plan, an agreed-upon comprehensive document for the integrated management of the balance sheets and its inherent risks. The risk limits are founded on two basic structures: customers/segments and products.

Within the Bank's strategic planning, the limits of risk appetite are based. Business proposals have to be aligned with the limits set by management. It defines a document with the limits previously agreed with the management, these limits have to be observed for the preparation of business proposals.

For individualized risks, customers represent the most basic level, to which individual limits are established (pre-classification), defining the maximum acceptable level of credit risk with the customer and minimum return required on the basis of allocated capital.

For large corporate groups we use a pre-classification model, based on an economic capital allocated.

For other groups of companies, we use a simplified pre-classification model in maximum nominal amounts of credit for each period.

To the risks of customers with standardized management, the limits of the portfolios are planned using credit management programs (SGP) agreed document for the areas of business and risks, and approved by the Executive Committee. This document contains the results expected for the business in terms of risk and return, beyond the limits which govern the activity and risk management. This client group has a more automated treatment in risks.

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

The Banco Santander uses, among others, the RORAC methodology (return on risk-adjusted capital), for risk analysis and pricing in the decision-making process on transactions and deals.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

For this purpose a system called “firms under special surveillance” (FEVE, using the Spanish acronym) was designed that we can distinguish in four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor. The inclusion of a company in the FEVE system does not mean that there has been a losses due to default, but rather that has deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are revised at least every six months, or every three months for those classified in the most severe categories. A company is classified as FEVE by different ways, such as a result of the monitoring process itself, a review performed by Internal Audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system. The assigned rating is avoided at least once a year.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio in respect to the forecasts contained in the credit management programs.

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

b.5) Credit recovery

Strategies and action channels are defined according to the days of past due loans and the amounts, that result in a Map of Responsibilities and always look as the first alternative, the client's recovery.

The Bank uses tools as behavioral scoring to study the collection performance of certain groups, in order to reduce costs and increase recoveries. These models seek to measure the probability of clients becoming overdue adjusting collection efforts so that clients less likely to recover, receive timely actions. In cases the payments is most likely to happen, the focus is given in maintaining a healthy relationship with customers. All customers with severe or rescheduled credits delays values have internal restrictions.

Customers with higher risk have a model of recovery, with a commercial follow-up and a recovery specialist.

b.6) Credit risk from other outlook

Certain areas and specific views of credit risk deserve a specialist’s attention, complementary to global risk management.

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

Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors) . Therefore, the equivalent credit risk (CRE) is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future.

Environmental risk

Environmental Risk management for the Wholesale Bank is performed through the analysis of social and environmental practices of customers who have limits or credit risk over R$1 million. This analysis considers items such as contaminated land, deforestation, working conditions and other possible points of environmental attention where you can have possibility of penalties and losses. The procedure is performed by a specialized team, trained in Biology, Health and Safety Engineering, Geology and Chemistry Engineering. A team of financial analysis considers the potential damage and impact that unfavorable environmental condition may compromise the financial condition and customer guarantees. The analysis focuses on preserving capital and reputation in the market and the spread of the practice is achieved through the constant training of commercial and credit areas on the application of social and environmental risk patterns in the credit approval process for corporate clients in the Wholesale Bank.

The environmental risk management for suppliers is done throughout the purchasing process and is based on the 10 principles of the Global Compact of the United Nations which considers items such as: human rights, working conditions, environmental and ethical issues. To participate in a bidding process, the company must show respect to these principles. During the approval, the Bank does a technical evaluation that includes social and environmental criteria. Beyond this step, suppliers classified as high impact, include a more detailed assessment of the operational, financial, administrative, fiscal, legal, governance, social and environmental. This step includes a visit to verify the evidence and obtain answers provided by the company during the evaluation.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b.7) Variations in main aggregates in 2016 (unaudited)

The trends observed in 2016 were consistent with those of 2015, where under a challenging economic environment, the Santander model proved to be effective. The Bank succeeded in preserving the quality of our business decreasing the default rates from 7.0% in December, 2015 to 6.2% in December, 2016.

This income was possible thanks to a combination of factors. Among them, a credit mix with focus on safer lines; partnerships; a deep knowledge and monitoring of the customer’s financial life; and the deployment of strong debt renegotiation campaigns.

The involvement of senior management in decision making (held collectively at our Committees), besides independence Risks relating to the business, allow more assertive decisions and reducing credit risk.

The analysis of credit for projects and companies in the Wholesale segment, continue to integrate opinions of our area of Environmental Risk. Below the table (audited) of the evolution of the main indicators of credit.

	2016	2015	2014

Credit risk exposure - customers (Thousands of Reais)	301,702,586	310,877,166	288,445,198
Loans and advances to customers, gross (note 10)	268,437,556	267,266,449	249,110,881
Contingent Liabilities - Guarantees and other sureties (note 44)	33,265,030	43,610,717	39,334,317
Non-performing loans ratio (%)	7.04%	7.00%	5.62%
Impairment coverage ratio (%)	96.31%	82.86%	96.80%
Specific credit loss provisions, net of RAWO (*) (Thousands of Reais)	18,191,126	15,411,760	13,562,809
Cost of credit (% of risk)	4.52%	5.07%	3.79%

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

- Global reach of the function (different types of risks);

- Collective decision-making, that evaluates a variety of possible scenarios and do not compromise the results with individual decision (including Brazil Executive Risk Committee - Comitê Executivo de Riscos Brasil). This Committee delimits and approves the operations. The Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates.

- Management and improvement of the equation risk/return; and

- Advanced methodologies for risk management, such as Value at Risk – VaR (historical simulation of 521 days with a confidence level of 99% and time horizon of one day), scenarios, financial margin sensibility, equity value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that applies risk policies taking into consideration the guidelines of the Board of Directors and the Risks Division of Santander in Spain.

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

The Financial Management area is responsible for the balance sheet management risk and structural risks through the application of uniform methodologies adapted to the situation of each market in which the Bank operates. Thus, in the convertible currencies area, Financial Management directly manages the Parent's risks and coordinates the management of the other units operating in these currencies. Decisions affecting the management of these risks are taken through the ALCO (Asset Liability Control committees) in the respective countries.

The Financial Management goal is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Bank’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different tools in order to reflect their risk profiles as accurately as possible.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Interest rate Risk

The following table aggregates by product the operations cash flows of companies’ perimeter that have interest income. The transactions are demonstrated book balance for the ending date for the years 2015 and 2016. It is not associated to the risk management of changes in interest rates or index mismatches, which is done by using Market Risk metrics. However, it allows the analyses of maturity concentrations and possible risks, and below it, the amounts of the same products are allocated by their maturity, except for the account about receivables and obligations linked to derivative contracts.

						2016
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	26,960	5,242	4,593	31,938	14,918	83,651
Debt instruments	20,232	2,370	2,711	23,479	10,335	59,127
Equity instruments	397	-	-	-	-	397
Trading derivatives	6,331	2,872	1,882	8,459	4,582	24,126
Available-For-Sale Financial Assets	2,940	1,350	1,761	42,683	11,046	59,780
Debt instruments	954	1,350	1,761	42,683	11,046	57,794
Equity instruments	1,985	-	-	-	-	1,985
Or Loss	80	14	50	486	981	1,611
Debt instruments	38	14	50	486	981	1,569
Equity instruments	42	-	-	-	-	42
Non-Current Assets Held For Sale	79	168	220	2,920	6,549	9,936
Reserves from Brazilian Central Bank	58,594	-	-	-	-	58,594
Loans and Receivables	16,435	99,924	32,590	79,467	68,120	296,536
Total	105,088	106,698	39,214	157,494	101,614	510,108

Interest-bearing liabilities:

Deposits from credit institutions	135,457	49,973	46,686	69,605	4,987	306,708
Subordinated debts	-	268	255	8,260	-	8,783
Marketable debt securities	6,214	40,229	33,336	23,647	495	103,921
Trading derivatives	6,046	1,308	1,268	7,123	4,167	19,912
Short positions	31,551	-	-	-	-	31,551
Total	179,268	91,778	81,545	108,635	9,649	470,875

						2015
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	3,399	5,288	6,917	21,436	8,149	45,189
Debt instruments	1,225	1,806	4,542	12,038	4,182	23,793
Equity instruments	405	-	-	-	-	405
Trading derivatives	1,769	3,482	2,374	9,398	3,967	20,990
Available-For-Sale Financial Assets	2,210	3,109	8,643	31,242	21,842	67,046
Debt instruments	1,047	3,109	8,643	31,242	21,842	65,883
Equity instruments	1,162	-	-	-	-	1,162
Or Loss	611	12	48	427	893	1,991
Debt instruments	38	12	48	427	893	1,418
Equity instruments	574	-	-	-	-	574
Non-Current Assets Held For Sale	80	163	215	2,096	7,327	9,881
Reserves from Brazilian Central Bank	52,183	-	-	-	-	52,183
Loans and Receivables	20,259	79,073	40,635	82,695	59,986	282,648
Total	78,742	87,645	56,458	137,896	98,197	458,938

Interest-bearing liabilities:

Deposits from credit institutions	116,365	39,972	36,960	95,602	5,764	294,663
Subordinated debts	44	87	7,990	9,694	-	17,815
Marketable debt securities	8,070	24,823	12,484	52,032	52	97,461
Trading derivatives	1,550	3,671	1,430	7,122	2,854	16,627
Short positions	20,899	-	-	-	-	20,899
Total	146,928	68,553	58,864	164,450	8,670	447,465

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Currency Risk

				2016
Position of accounts subject to currency risk			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Securities (FC/foreign)	4,839	-	-	4,839
Loans Operations and Leasing, net	3,485	-	-	3,485
Foreign Permanent Asset	34,337	2,662	-	36,999
Derivatives	166,626	24,173	11,241	202,040
Others	25,273	1,020	-	26,293
Total	234,560	27,855	11,241	273,656

Liabilities:	Dollar	Euro	Others	Total

Funding in foreign currency	32,255	640	-	32,895
Derivatives	183,277	27,973	11,426	222,676
Others	19,198	-	104	19,302
Total	234,730	28,613	11,530	274,873

c.2) Methodologies

Trading

The Bank calculates its market risk capital requirement using a standard model provided by Central Bank of Brazil.

The standard methodology applied to trading activities by the Banco Santander in 2016 was the value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

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

One of these measures is scenario analysis, which consists of defining behavior scenarios for various financial variables and determining the impact on results of applying them to the Bank’s activities. These scenarios can replicate past events (such as crisis) or, conversely, determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with VaR, make it possible to obtain a much more complete spectrum of the risk profile.

The positions are monitored daily through an exhaustive control of changes in the portfolios, aiming to detect possible incidents and correct them immediately. The daily preparation of an income statement is an excellent risk indicator, once it allows us to observe and detect the impact of changes in financial variables on the portfolios. The daily calculation of the result is also an excellent indicator of the risk, as it allows us to observe and detect the impact of changes in financial variables in the portfolios.

Lastly, due to their atypical nature, derivatives and credit trading management (actively traded credit – Trading Book) activities are controlled by assessing specific measures on a daily basis. In the case of derivatives, these measures are sensitive to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit trading management activities, the measures controlled include sensitivity to spread, jump-to-default and position concentrations by rating level.

In respect to the credit risk inherent in the trading portfolios (Credit Trading portfolios), and in keeping with the recommendations made by the Basel Committee of Banking Supervision, an additional measure has been introduced, the Incremental Risk Charge (IRC), in order to cover the default risk which is not properly captured in the VaR, through the variation of the related market prices of credit spreads. The instruments affected are basically fixed-income bonds, , derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method used to calculate the IRC, is defined globally at Group level.

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

Liquidity gap

The liquidity gap determines the inflow and outflow of funds for assets, liabilities (note 45.d) and off-balance sheets accounts at a given time horizon, making it possible to analyze mismatches between the Bank's expected inflow and outflow of funds.

A liquidity gap may be prepared and analyzed as divided into local currency liquidity gap and foreign currency liquidity gap, under which cash and cash equivalents, inflows and outflows and strategies are segregated into local and foreign currency, respectively.

The Bank prepares three types of Liquidity Gap analysis:

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

Banco Santander uses in its liquidity risk management the Liquidity Coverage Ratio (LCR). LCR (Liquidity Coverage Ratio) is a short-term liquidity ratio for a 30-day stress scenario. Represents the result of the division of the high quality assets and the net cash outflows.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The total of the High Quality Liquidity Assets – HQLA is composed mainly by Brazilian federal government bonds and reserve requirements returns. The Net Outflows are mainly composed by losses of deposits, compensated in part by Inflows, which are mainly credits.

Throughout the three observations in this disclosure (exercise with end of October, November and December 2016) the institution presented a surplus (difference between net assets and net outflows) of R$32.1 billion, which resulted in an LCR of 174% (1) (2015 - 136%), comfortably above the regulatory requirement of 70%.

(1) Refers to the average of the quarter as indicated in the publication of Circular 3,678 of the local regulator.

Customers Funding

Santander has different sources of funding, both in terms of products and the mix of customers, with emphasis on retail operations of the Time Deposits. Total customer funds are currently at the level of R$364,788 million and showed stability compared to volumes at the end of 2015.

					In millions of Reais
Customers Funding			2016			2015
	0 a 30 days	Total	%	0 a 30 days	Total	%
Demand deposits	15,794	15,794	100%	14,990	14,990	100%
Savings accounts	35,901	35,901	100%	35,842	35,842	100%
Time deposits	24,452	150,686	16%	22,048	148,682	15%
InterBank deposit	944	2,379	40%	1,896	2,855	66%
Funds from acceptances and issuance of securities
	6,304	105,120	6%	8,126	98,246	8%
Borrowings and Onlendings	4,114	46,124	9%	2,836	52,769	5%
Subordinated Debts / Debt Instruments
Eligible to Compose Capital	-	8,784	0%	234	18,006	1%
Total	87,509	364,788	24%	85,972	371,390	23%

Assets and liabilities in accordance with the remaining contractual maturities, considering the undiscounted flows are as follows:

						2016
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	27,093	5,262	4,749	36,135	25,573	98,812
Debt instruments	20,762	2,390	2,867	27,676	20,991	74,686
Trading derivatives	6,331	2,872	1,882	8,459	4,582	24,126
Available-For-Sale Financial Assets	1,492	1,373	1,819	55,056	29,854	89,594
Debt instruments	1,492	1,373	1,819	55,056	29,854	89,594
Other Financial Assets At Fair Value Through Profit	38	14	52	586	1,824	2,514
Or Loss
Debt instruments	38	14	52	586	1,824	2,514
Non-Current Assets Held For Sale	79	170	227	3,307	9,979	13,762
Reserves from Brazilian Central Bank	58,594	-	-	-	-	58,594
Loans and Receivables	18,151	112,337	42,763	106,518	82,770	362,539
Total	105,447	119,156	49,610	201,602	150,000	625,815

Interest-bearing liabilities:

Deposits from credit institutions	135,725	51,098	50,024	86,535	7,444	330,826
Subordinated Debts / Debt Instruments Eligible to
Compose Capital	-	347	330	10,633	-	11,310
Marketable debt securities	6,234	41,431	35,390	27,344	521	110,920
Trading derivatives	6,046	1,308	1,268	7,123	4,167	19,912
Short positions	31,551	-	-	-	-	31,551
Total	179,556	94,184	87,012	131,635	12,132	504,519

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

						2015
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	2,831	4,125	7,031	24,032	16,623	54,642
Debt instruments	1,226	1,860	4,761	15,430	13,151	36,428
Trading derivatives	1,605	2,265	2,270	8,602	3,472	18,214
Available-For-Sale Financial Assets	1,048	3,185	9,475	41,894	55,640	111,242
Debt instruments	1,048	3,185	9,475	41,894	55,640	111,242
Other Financial Assets At Fair Value Through Profit Or Loss	38	12	48	427	893	1,418
Debt instruments	38	12	48	427	893	1,418
Non-Current Assets Held For Sale	80	163	219	2,360	10,358	13,180
Reserves from Brazilian Central Bank	52,183	-	-	-	-	52,183
Loans and Receivables	22,717	89,907	51,196	110,204	73,132	347,156
Total	78,897	97,392	67,969	178,917	156,646	579,821

Interest-bearing liabilities:
Deposits from credit institutions	116,525	40,676	40,453	128,627	8,594	334,875
Subordinated Debts / Debt Instruments Eligible to
Compose Capital	297	113	8,845	12,606	-	21,861
Marketable debt securities	8,093	25,732	13,900	67,049	116	114,890
Trading derivatives	1,230	1,937	1,265	6,915	2,604	13,951
Short positions	20,899	-	-	-	-	20,899
Total	147,044	68,458	64,463	215,197	11,314	506,476

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

Scenarios are determined based on an analysis of the market commitment during prior crisis and future estimates. Four scenarios with different intensity levels are prepared.

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

If adverse market conditions occur, ALCO may review and approve new models, Minimum Liquidity and Contingency Plan when needed.

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

Back-testing analyses performed at Banco Santander comply, at the very least, with the BIS recommendations regarding the verification of the internal systems used to measure and manage financial risks. Additionally, the Santander Bank also conducts hypothesis tests: excess tests, normality tests, Spearman’s rank correlation, average excess measures, etc.

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

The limits structure requires a process to be performed that pursues, among others, the following objectives:

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

c.7) Risks and results in 2016

Financial Intermediation Activities

The average VaR from negotiation portfolio of the bank in 2016 ended in R$804 thousands (2015 - R$525 million and 2014 – R$32,3 million). The dynamic management of this profile allows the Bank to change its strategy to capitalize the opportunities offered by a uncertain environment.

c.7.1) Asset and liability management (1)

Interest rate risk

Convertible currencies

At 2016 year- end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Banco Santander portfolios was concentrated on the BRL interest rate curve was positive by R$385 million.

Also at 2016 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Banco Santander in the BRL interest rate curve was positive by R$1,680 million.

Quantitative risk analysis

The interest rate risk in balance sheets management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, decreased R$140 million over 2016, reaching a maximum of R$569 million in April. The sensitivity value decreased R$120 million during 2016, reaching a maximum of R$2,204 million in July. The main factors that occurred in 2016 and influenced in sensitivity were the volatility of the exchange rate (convexity effect), portfolio’s decay, update of implicit methodology on cash flow of the Bank’s products and liquidity.

Thousands of Reais	2016	2015	2014

Sensibilities
Net Interest Margin	385	525	490
Market Value of Equity	1,680	1,800	1,846
Value at Risk - Balance
VaR	804	926	605

(1) Includes the balance sheets total, except for the financial assets and liabilities held for trading.

Structural liquidity management

Structural liquidity management seeks to finance the Bank’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

The main features of the structural liquidity management in 2016 were as follows:

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

• Though, given the potential disruptions in this market, Banco Santander has mechanisms to use the local liquidity in order to support hard currency activities.

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

Simultaneously, various scenario (or stress-scenario) analysis are conducted which consider the additional requirements that could arise if certain extreme but plausible events occur. The aim pursued is to cover a broad spectrum of situations that are more or less likely to affect the Bank, thus enabling it to prepare the related contingency plans.

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

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions and the income of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the Banking and trading portfolio, for each one of the portfolio scenarios as at December 31, 2016.

Trading portfolio

				2016
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(6,274)	(242,001)	(484,003)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(3,458)	(39,970)	(79,939)
Inflation	Exposures subject to change in coupon rates of price indexes	(5,428)	(88,258)	(176,515)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(21)	(5,106)	(10,212)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(357)	(6,048)	(12,097)
Foreign currency	Exposures subject to foreign exchange	(6,547)	(163,687)	(327,373)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international	(2)	(90)	(179)
market
Shares and Indexes	Exposures subject to change in shares price	(618)	(15,458)	(30,915)
Other	Exposures not meeting the previous settings	(17,786)	(2,276)	(4,551)
Total (1)		(40,491)	(562,894)	(1,125,784)

(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking

				2016
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(53,558)	(1,376,404)	(2,621,638)
TR and Long-Term Interest Rate -
(TJLP)	Exposures subject to changes in Exchange of TR in TJLP	(3,128)	(82,938)	(177,829)
Inflation	Exposures subject to change in coupon rates of price indexes	(11,551)	(206,934)	(354,086)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(412)	(57,174)	(103,108)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(7,224)	(45,407)	(91,225)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(13,143)	(190,043)	(352,433)
Foreign Currency	Exposures subject to Foreign Exchange	(722)	(18,048)	(36,097)
Total (1)		(89,738)	(1,976,948)	(3,736,416)

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

The Administration is an acting part and is aligned with the mission of the areas, recognizing, participating and sharing responsibility for the continuous improvement of the operational and technological risk management culture and structure as well as of the internal control system. Then they can ensure compliance with the established objectives and goals, as well as the security and quality of the products and services provided by the Bank.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The Bank's Board of Directors Santander opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity (PRE) related to operational risk.

d.1) Non-Financial Risks

It has as mission towards Banco Santander: Support for the achievement of the strategic objectives and the decision-making process, the adequacy and attendance mandatory requirements, the maintenance of solidity, reliability, reduction and mitigation of losses due to operational risks, further on to the implementation, dissemination of the culture of operational risks and internal controls.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS II and Sarbanes Oxley requirements and resolutions of the National Monetary Council. This model also follows the guidelines established by Santander Spain, which was based on COSO-Committee of Sponsoring Organizations of the Tread way Commission-Internal Control – Integrated Framework 2013.

The procedures developed and adopted are intended to ensure Santander Bank continuous presence among the select group of financial institutions recognized as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity and reliability in the local and international markets.

In the second half of 2014, was consolidated the adoption if the approaches by lines of defense, which started in April, 2014 and approved in the Executive Committee.

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

The internal control Model ("MCI") deployed at Banco Santander is based on the methodology developed by the Committee of Sponsoring Organizations of the Tread way Commission ("COSO"), which covers for strategic components, operational, financial and compliance, disclosure that were set within the framework of internal control. The Bank has adapted its MCI to the most demanding international standards established by COSO (Internal Control – Integrated Framework 2013) having as main goals the mitigation of risks, providing transparency to the preparation and disclosure of financial statements and comply with the requirements of current legislation and of the regulatory agencies. The MCI is based on self- assessment by responsible of activities, processes, sub-processes, and controls (control self assessment- CSA) and disseminates within the Bank through regulatory, internal notes and instruction guides available on the local Intranet, Internal Controls Portal and the Norms Portal.

The system supports the Administration in the management of MCI, besides documenting the sub-processes, risks and associated control, indicators, and also in certification by the managers responsible for controls activities, sub-processes, processes, activities and subgroups, which provides comfort as to the financial statements for certification for the CEO and the Director Executive Vice President.

d.2) Comprehensiveness and Sustainability

The scope of operational risk control and management, exceeds the allocation of regulatory capital, ensuring its sustainable development, including:

• Improvement of operational efficiency and productivity in the activities and processes.

• Compliance with existing regulations: Bacen, Susep, CVM and BIS, as well as new requirements and monitoring the timely fulfillment of requests from regulators.

• Strengthening of the reputation and improvement in the relation of Risk x Return to the public with whom the Bank maintains relationship.

• Maintenance and preservation of the quality and reliability of products and services.

• Identifying and addressing timely the corrections of identified vulnerabilities in processes.

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

The Bank stand out:

• Annual Operational and Technological Risk Prevention and Control Week;

• Training on the necessary procedures for evaluating the internal control environment;

• Mandatory training for all Banco Santander employees through NetCurses, addressing the issue of operational risks and business continuity;

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

The Compliance area operates independently, reporting to Management and Regulatory Compliance Panel, contributing for the maintenance of the reputation and integrity of Banco Santander.

e.3) Directives

a. Compliance principles – Ethics and Conduct in the Securities Markets

The Bank’s ethical principles and conduct parameters are established in internal policies which are made available to all employees. Conduct Code in the Securities Markets and its formal acknowledgement is mandatory to all staff working close to securities markets. Proper communication channels are in place to clarify doubts and complaints from employees, the monitoring and controlling of these information are conducted in a way that adherence to the rules established is secured.

b. Money Laundering Prevention

The Bank’s money Laundering Prevention policies and terrorism financing prevention are based on the knowledge and rigorousness of the acceptance of new clients, the Bank complemented by the continuous scrutiny of all transactions where the Bank are involved in. The importance given to the theme is reflected on the direct involvement of management, namely the Operational Money Laundering Prevention and Compliance Committee, which meets each trimester to deliberate on issues regarding the theme and to be directly involved with new clients acceptance and suspicious transactions reporting.

c. New products and services and suitability

All new products and services are debated/analyzed internally at various levels until their risks have been fully mitigated, and subsequently approved by the Commercialization Local Committee (CLC), composed of Santander executives. After review and approval, the new products and services are monitored trying to identify them so timely events that may pose reputational risk, which if identified, are reported to the CLC.

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

The additional capital requirements derived from the self assessment process (Pillar II) should be offset by the risk profile that characterizes the Bank's business activities (low average risk), due to its focus on Banco Comercial (small and medium-sized enterprises and Individuals) and the diversification of the business. The Pillar 2 which takes into account the impact of risks not addressed under Pillar I (regulatory capital) and the benefits arising from the diversification among risks, businesses and geographical locations.

The Banco Santander continued in 2014 with the project for the progressive implementation of the technology platforms and methodological developments required for the roll-out of the AIRB approaches for regulatory capital calculation purposes.

Regarding the other risks addressed under Pillar I of Basel II, Banco Santander is developing internal models for market risk and will remain using the standardized method for operational risk, since it considers the premature use of advanced models (AMA) for this purpose . Regarding the Market Risk, Banco Santander presented his candidacy in the second half of 2011, pending approval with the regulators for the use of internal models for calculating regulatory capital.

Pillar II is another significant line of action under the Basel Corporate Framework. In addition to reviewing and strengthening the methodology supporting the economic capital model, the technology was brought into line with the platform supporting Pillar I, so that all the information on credit risk will come from this source.

Besides the Basel II implementations, Banco Santander complies with the new regulations of Basel III, as standards released by Bacen.

According to the definition proposed by the Basel Committee (Basel III), Credit Valuation Adjustment (CVA) is an adjustment to the fair value of derivative financial instruments in order to measure the credit risk of a counterparty. Thus, the CVA depends on the credit spread of the counterparty, as well as the market risk factors that drive the values of the derivatives and, therefore, their exposure. In an analytical way, the CVA can be defined by the following expression:

CVA = EE * PD * DF * LGD (1)

(1) EE=Expected Exposure; PD=Probability of Default; DF=Discount Factor; LGD=Loss Given Default

Expected Exposure (EE) is the future exposure of the derivative based on the counterparty's market risk. The probability of default (PD) is calculated based on credit spreads and is also valued at market. The discount factor (DF) is the factor that brings to the present value the projected exposure weighted by its respective probability of default. A Loss Given Default (LGD) is the estimated loss in the event of a credit event.

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

In addition to complying with the regulatory requirement, the internal validation area provides an essential support to the risk committee and management, as they are responsible for ensuring that appropriate procedures and systems are in place to monitor and control the entity's risks. In this case, the internal validation area is responsible for providing a qualified and independent opinion so that the responsible authorities decide on the authorization of the use of models (for management purposes as well as regulatory use).

Internal model validation at Banco Santander encompasses credit risk models, market risk models, ALM, pricing models, stress test models, the economic capital model and other models related to the exercise of ICAAP. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the quality of the data they provide, on which their effective operation relies, and, in general, all the relevant aspects of advanced risk management (controls, reporting, uses, involvement of management, etc.). Therefore, the aim of internal validation is to review quantitative, qualitative, technological and corporate governance related to regulatory and management aspects concerning the model risk control.

Among the main functions of the Internal Model Validation area are the following:

i. Establish general validation principles, conducting an independent evaluation process including (I) data quality, (II) use of the methodology and (III) functioning of the models;

ii. Propose documents and model validation guides;

iii. Evaluate the methodology and data used in the development of the model and challenge the model and its use, stating the implications and limitations of the model, as well as the associated risks;

iv. Issue a technical opinion on the adequacy of internal models for the intended internal and regulatory effects, concluding on their usefulness and effectiveness; and

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

v. Provide essential support to risk committees and management of the Bank, through a qualified and independent opinion for responsible decision-making on the authorization of the use of models (for management purposes as well as regulatory use).

It is important to note that Banco Santander's internal validation function is fully consistent with the independent validation criteria for advanced approach issued by the Basel Committee, the European supervisor 'home regulator' (Banco de España and the European Central Bank) and the Bacen in compliance with the provisions of Circular 3,648 dated March 4, 2013 (Chapter III), Circular Letter 3,565 of September 6, 2012 and Circular 3,547 of July 2011. In this case, the Bank maintains a Segregation of functions between internal validation and internal audit, which is the last layer of validation of Bank control.

The internal audit is responsible for evaluating and reviewing the internal validation methodology and work and issues opinions with an effective level of autonomy. Internal Audit (third line of defense), as the ultimate control function in the Group, should (i) periodically assess the adequacy of policies, methods and procedures and (ii) confirm that they are effectively implemented in the management .

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

From an economic standpoint, capital management seeks to optimize value creation at the Bank and at its different business segment. To this end, the economic capital, RORAC (return on risk-adjusted capital) and data about the value creation of each business segment are generated. Within the framework of the internal capital adequacy assessment process (Pillar II of the Basel Capital Accord) the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in different economic scenarios, with the solvency levels agreed upon by the Group.

In order to adequately manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on financial projections (balance sheets, income statement, etc.) and on macroeconomic scenarios estimated by the Economic Research Service. These estimative are used by the Bank as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets and ensure adequate solvency levels.

g) Economic capital

g.1) Main objectives

The development of economic capital models in finance aims to solve a fundamental problem of regulatory capital, Sensitivity Risk.

In this context, the economic capital models are essentially designed to generate risk-sensitive estimative, allowing greater precision in risk management, as well as better allocation of economic capital by business units of Banco Santander.

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

% Capital	2016	2015	2014
Risk Type	New Methodology	New Methodology	New Methodology
Credit	62%	56%	60%
Market	5%	4%	5%
ALM	9%	9%	9%
Business	8%	8%	4%
Operational	6%	5%	7%
Fixed Assets	2%	1%	1%
Intangible Assets	1%	6%	2%
Pension Funds	1%	2%	2%
Deferred Tax Assets	6%	9%	10%
TOTAL	100%	100%	100%

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Still, for being a commercial Bank, credit is the main source of risk in Banco Santander and the evolution of this portfolio is a leading factor for oscillation.

Banco Santander periodically evaluates the level and evolution of RORAC (risk-adjusted return) of the main business units. The RORAC is the quotient of the profit generated on allocated capital, using the following formula:

RoRAC=Profit/Economic Capital

Banco Santander also makes the planning of capital in order to obtain future projections of economic and regulatory capital. The estimative obtained for the Bank are incorporated to different scenarios consistently, including its strategic objectives (organic growth, M & A, payout ratio, credits, etc.). Possible management strategies leading to optimize capital and solvency return of the Bank are identified.

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

To evaluate the operations of global customers, the calculation of economic capital takes into account some variables used in the calculation of expected and unexpected losses.

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

APPENDIX I – RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME - BRGAAP vs IFRS

The table below presents a conciliation of stockholders' equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousands of Reais	Note	2016	2015	2014

Shareholders' equity attributed under to the Parent Brazilian GAAP		57,771,524	54,819,073	57,320,685
IFRS adjustments, net of taxes, when applicable:
Impairment on loans and receivables	a	124,787	132,878	128,080
Category transfers	b	650,109	704,519	-
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	216,192	138,314	114,780
Reversal of goodwill amortization	d	25,123,410	23,344,320	20,560,813
Realization on purchase price adjustments	e	778,882	798,776	874,738
Recognition of fair value in the partial sale in subsidiaries	f	112,052	112,052	112,052
Option for Acquisition of Equity Instrument	g	(1,017,000)	(1,017,000)	(950,000)
Negative goodwill PSA	h	52,686	-	-
Others		274,413	367,290	141,972
Shareholders' equity attributed to the parent under IFRS		84,087,055	79,400,222	78,303,120
Non-controlling interest under IFRS		725,504	435,062	380,173
Shareholders' equity (including non-controlling interest) under IFRS		84,812,559	79,835,284	78,683,293

Thousands of Reais	Note	2016	2015	2014

Net income attributed to the Parent under Brazilian GAAP		5,532,962	6,998,196	2,161,170
IFRS adjustments, net of taxes, when applicable:
Impairment on loans and receivables	a	(8,091)	4,798	36,998
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	77,878	23,534	(11,053)
Reversal of goodwill amortization	d	1,756,587	2,783,507	3,683,391
Realization on purchase price adjustments	e	(76,247)	(75,962)	(75,151)
Negative goodwill PSA	h	52,686	-	-
Others		(1,212)	49,667	(165,332)
Net income attributed to the parent under IFRS		7,334,563	9,783,740	5,630,023
Non-controlling interest under IFRS		130,355	50,086	77,753
Net income (including non-controlling interest) under IFRS		7,464,918	9,833,826	5,707,776

a) Impairment on loans and receivables:

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

b) Transfer of category

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

c) Deferral of financial fees, commissions and other costs under effective interest rate method:

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

d) Reversal of goodwill amortization:

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

e) Realization on purchase price adjustments:

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

f) Recognition of fair value in the partial disposal of investments in subsidiaries

Under IFRS, in accordance with IFRS 10 "Consolidated Financial Statements" on partial disposal of a permanent investment, fair value is recognized over the remaining portion (Webmotors). Under BRGAAP, this type of operation, ongoing participation is accounted for by its book value.

g) Option for Acquisition of Equity Instrument

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

h) Negative goodwill PSA

Aymoré Crédito e Financiamento acquired 100% of PSA Leasing and therefore a negative goodwill in the amount of R$93 million was identified in this acquisition. In accordance with IFRS 3 (Business Combinations), negative goodwill is understood as the greater of the net value, at the acquisition date, of the identifiable assets acquired and the amount actually paid, and is recognized against income.

APPENDIX II – STATEMENTS OF VALUE ADDED

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

		2016
Thousands of Reais
Interest and similar income	77,146,077
Net fee and commission income	10,977,596
Impairment losses on financial assets (net)	(13,301,445)
Other income and expense	(751,727)
Interest expense and similar charges	(46,559,584)
Third-party input	(5,804,939)
Materials, energy and others	(510,961)
Third-party services	(4,589,468)
Impairment of assets	(114,321)
Other	(590,189)
Gross added value	21,705,978
Retention
Depreciation and amortization	(1,482,639)
Added value produced	20,223,339
Investments in affiliates and subsidiaries	47,537
Added value to distribute	20,270,876
Added value distribution
Employee	7,378,374	36.4%
Compensation	5,455,374
Benefits	1,397,711
Government severance indemnity funds for employees - FGTS	352,939
Other	172,350
Taxes	4,659,989	23.0%
Federal	4,101,629
State	717
Municipal	557,643
Compensation of third-party capital - rental	767,595	3.8%
Remuneration of interest on capital	7,464,918	36.8%
Dividends and interest on capital	4,550,000
Profit Reinvestment	2,784,563
Profit (loss) attributable to non-controlling interests	130,355
Total	20,270,876	100.0%

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

		2015		2014
Thousands of Reais
Interest and similar income	69,870,200		58,923,916
Net fee and commission income	9,483,509		8,765,886
Impairment losses on financial assets (net)	(13,633,989)		(11,271,605)
Other income and expense	(3,867,959)		(1,350,357)
Interest expense and similar charges	(38,533,089)		(31,695,404)
Third-party input	(7,061,296)		(5,958,217)
Materials, energy and others	(520,831)		(511,384)
Third-party services	(4,632,346)		(4,653,478)
Impairment of assets	(1,220,645)		3,751
Other	(687,474)		(797,106)
Gross added value	16,257,376		17,414,219
Retention
Depreciation and amortization	(1,490,017)		(1,362,129)
Added value produced	14,767,359		16,052,090
Added value received from transfer
Investments in affiliates and subsidiaries	116,312		91,096
Added value to distribute	14,883,671		16,143,186
Added value distribution
Employee	6,829,965	45.9%	6,312,224	39.1%
Compensation	4,824,615		4,578,960
Benefits	1,300,788		1,187,751
Government severance indemnity funds for employees - FGTS	391,608		310,561
Other	312,954		234,952
Taxes	(2,527,787)	-17.0%	3,425,169	21.2%
Federal	(3,023,224)		3,366,835
State	659		1,235
Municipal	494,778		57,099
Compensation of third-party capital - rental	747,667	5.0%	698,017	4.3%
Remuneration of interest on capital	9,833,826	66.1%	5,707,776	35.4%
Dividends and interest on capital	6,200,000		1,430,193
Profit Reinvestment	3,583,740		4,199,830
Profit (loss) attributable to non-controlling interests	50,086		77,753
Total	14,883,671	100.0%	16,143,186	100.0%