Form 20-F
period 2017-12-31
Banco Santander (Brasil) S.A.
filed 2018-04-09
CIK 1471055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-34476

BANCO SANTANDER (Brasil) S.A.
(Exact name of Registrant as specified in its charter)

SANTANDER (BRAZIL) BANK
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235 – Bloco A
Vila Olímpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive offices)

Mercedes Pacheco, Managing Director – Senior Legal Counsel
Banco Santander, S.A.
New York Branch
45 E. 53rd Street
New York, New York 10022
Tel: (212) 407-0953
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

Title of each class
7.375% Tier 1 Subordinated Perpetual Notes
6.000% Tier 2 Subordinated Notes due 2024

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Number of Shares Outstanding
Common shares	3,818,695,031
Preferred shares	3,679,836,020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

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

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filers,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

i

ii

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

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank (Banco Central do Brasil), or the “Brazilian Central Bank,” as of December 31, 2017, which was R$3.3080 to U.S.$1.00, or on the indicated dates (subject, on any applicable date, to rounding adjustments). We make no representation that the real or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular exchange rate or at all.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Consolidated Financial Statements

We maintain our books and records in reais, our functional currency and the presentation currency for our consolidated financial statements.

This annual report contains our consolidated financial statements as of December 31, 2017, 2016 and 2015, and for the years ended December 31, 2017, 2016 and 2015. Such consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretation Committee (“IFRIC”). Our consolidated financial statements as of December 31, 2017 and 2016 and for the year ended December 31, 2017 and 2016 have been audited by PricewaterhouseCoopers Auditores Independentes, or “PwC.” Our consolidated financial statements as of December 31, 2015 and for the year ended December 31, 2015 have been audited by Deloitte Touche Tohmatsu Auditores Independentes, or “Deloitte.” PwC and Deloitte are independent registered public accounting firms, whose reports are included herein.

IFRS differs in certain significant aspects in comparison with the generally accepted accounting principles in the United States (“U.S. GAAP”). IFRS also differs in certain significant aspects in comparison with the Brazilian GAAP (as defined below). Appendix I to our audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015, included herein, contains information relating to certain differences between IFRS and Brazilian GAAP.

Under Brazilian law, we are required by the Brazilian Central Bank to prepare consolidated financial statements according to IFRS. However, we will also continue to prepare statutory financial statements in accordance with accounting practices established by the Law 6,404, dated December 15, 1976, as amended by Law 11,638 (“Brazilian Corporate Law”) and standards established by the National Monetary Council (Conselho Monetário Nacional), or “CMN,” the Brazilian Central Bank and document template provided in the Accounting Chart for

National Financial System Institutions (Plano Contábil das Instituições do Sistema Financeiro Nacional), and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or “CVM,” to the extent such practices do not conflict with the rules of the Brazilian Central Bank, the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), to the extent approved by the Brazilian Central Bank, the National Council of Private Insurance (Conselho Nacional de Seguros Privados), and the Superintendence of Private Insurance (Superintendência de Seguros Privados), or “SUSEP.” We refer to such Brazilian accounting practices as “Brazilian GAAP.” See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Auditing Requirements.”

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

Our estimates and forward-looking statements are based mainly on our current expectations and estimates or projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil;

•	exposure to various types of inflation and interest rate risks, and Brazilian government efforts to control inflation and interest rates;

•	exposure to the sovereign debt of Brazil;

•	the effect of interest rate fluctuations on our obligations under employee pension funds;

•	exchange rate volatility;

•	infrastructure and labor force deficiencies in Brazil;

•	economic developments and perception of risk in other countries;

•	increasing competition and consolidation in the Brazilian financial services industry;

•	extensive regulation by the Brazilian government and the Brazilian Central Bank, among others;

•	changes in reserve requirements;

•	changes in taxes or other fiscal assessments;

•	potential losses associated with non-performing loans or non-performance by counterparties to other types of financial instruments;

•	a decrease in the rate of growth of our loan portfolio;

•	potential prepayment of our loan and investment portfolio;

•	potential increase in our cost of funding, in particular with relation to short-term deposits;

•	a default on, or a ratings downgrade of, the sovereign debt of Brazil or of our controlling shareholder;

•	restrictions on the distributions of dividends to holders of our shares and ADSs;

•	the effectiveness of our credit risk management policies;

•	our ability to adequately manage market and operational risks;

•	potential deterioration in the value of the collateral securing our loan portfolio;

•	failure to adequately protect ourselves against risks relating to cybersecurity;

•	our dependence on the proper functioning of information technology systems;

•	our ability to protect personal data;

•	our ability to protect our reputation;

•	our ability to detect and prevent money laundering and other illegal activities;

•	our ability to manage the growth of our operations;

•	our ability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; and

•	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in this annual report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

2A. Offer Statistics

Not applicable.

2B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

Financial information for Santander Brasil at and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 has been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. See “Item 18. Financial Statements.” This financial information should be read in conjunction with our audited consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Income Statement Data

	For the year ended December 31,
	2017	2017	2016	2015	2014	2013
	(in millions of U.S.$)(1)	(in millions of R$)
Interest and similar income	21,589	71,418	77,146	69,870	58,924	51,217
Interest expense and similar charges	(11,025)	(36,472)	(46,560)	(38,533)	(31,695)	(22,738)
Net interest income	10,564	34,946	30,586	31,337	27,229	28,479
Income from equity instruments	25	83	259	143	222	81
Income from companies accounted for by the equity method	22	72	48	116	91	91
Fee and commission income	4,781	15,816	13,548	11,797	11,368	10,742
Fee and commission expense	(935)	(3,094)	(2,571)	(2,314)	(2,602)	(2,641)
Gains (losses) on financial assets and liabilities (net)	293	969	3,016	(20,002)	2,748	(1,146)
Exchange differences (net)	183	605	4,575	10,084	(3,636)	551
Other operating income (expenses)	(203)	(672)	(625)	(347)	(470)	(445)
Total income	14,729	48,725	48,837	30,814	34,950	35,712
Administrative expenses	(4,873)	(16,121)	(14,920)	(14,515)	(13,942)	(13,850)
Depreciation and amortization	(502)	(1,662)	(1,483)	(1,490)	(1,362)	(1,252)
Provisions (net)(2)	(1,000)	(3,309)	(2,725)	(4,001)	(2,036)	(2,692)
Impairment losses on financial assets (net)(3)	(3,730)	(12,338)	(13,301)	(13,634)	(11,272)	(14,118)
Impairment losses on other assets (net)	(138)	(457)	(114)	(1,221)	4	(345)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	(19)	(64)	4	781	87	460
Gains (losses) on non-current assets held for sale not classified as discontinued operations	(79)	(260)	87	50	15	103
Operating profit before tax	4,388	14,514	16,384	(3,216)	6,443	4,018
Income taxes	(1,625)	(5,376)	(8,919)	13,050	(736)	(233)
Net Profit from Continuing Operations	2,762	9,138	7,465	9,834	5,708	3,785
Discontinued Operations(4)	—	—	—	—	—	2,063
Consolidated Profit for the Year	2,762	9,138	7,465	9,834	5,708	5,848

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2017, for reais into U.S. dollars of R$3.3080 to U.S.$1.00.

(2)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits. For further discussion, see notes 23 and 24 to our consolidated financial statements.

(3)	Net provisions to the credit loss allowance less recovery of loans previously written off.

(4)	On December 17, 2013, we concluded the sale of our asset management business, by way of disposal of all of the shares of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. The gains/losses from our disposal of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. are recorded in “Discontinued Operations” pursuant to IFRS 5 – Discontinued Operations.

Earnings and Dividend per Share Information

	For the year ended December 31,
	2017	2016	2015	2014	2013
Basic and Diluted Earnings per 1,000 shares
From continuing and discontinued operations(1)
Basic Earnings per shares (reais)
Common Shares	1,133.43	929.93	1,236.96	709.69	719.89
Preferred Shares	1,246.77	1,022.92	1,360.66	780.66	791.87
Diluted Earnings per shares (reais)
Common Shares	1,132.44	929.03	1,235.79	709.40	719.60
Preferred Shares	1,245.69	1,021.93	1,359.36	780.34	791.56
Basic Earnings per shares (U.S. dollars) (2)
Common Shares	342.63	285.34
Preferred Shares	376.90	313.87
Diluted Earnings per shares (U.S. dollars) (2)
Common Shares	342.33	285.06
Preferred Shares	376.57	313.57
From continuing operations
Basic Earnings per shares (reais)
Common Shares	1,133.43	929.93	1,236.96	709.69	460.35
Preferred Shares	1,246.77	1,022.92	1,360.66	780.66	506.38
Diluted Earnings per shares (reais)
Common Shares	1,132.44	929.03	1,235.79	709.40	460.16
Preferred Shares	1,245.69	1,021.93	1,359.36	780.34	506.18
Basic Earnings per shares (U.S. dollars) (2)
Common Shares	342.63	285.34
Preferred Shares	376.90	313.87
Diluted Earnings per shares (U.S. dollars) (2)
Common Shares	342.33	285.06
Preferred Shares	376.57	313.57
From discontinued operations
Basic Earnings per shares (reais)
Common Shares	—	—	—	—	259.54
Preferred Shares	—	—	—	—	285.49
Diluted Earnings per shares (reais)
Common Shares	—	—	—	—	259.43
Preferred Shares	—	—	—	—	285.38
Basic Earnings per shares (U.S. dollars) (2)
Common Shares	—	—	—	—
Preferred Shares	—	—	—	—
Diluted Earnings per shares (U.S. dollars) (2)
Common Shares	—	—	—	—
Preferred Shares	—	—	—	—
Dividends and interest on capital per 1,000 shares (undiluted)
Common Shares (reais)	801.63	666.21	784.90	193.26	305.15
Preferred Shares (reais)	881.80	732.83	863.39	212.59	332.36
Common Shares (U.S. dollars)(2)	242.33	204.42	201.01	72.76	128.98
Preferred Shares (U.S. dollars)(2)	266.57	224.86	221.11	80.03	141.88
Weighted average share outstanding (in thousands) – basic
Common Shares	3,822,057	3,828,555	3,839,159	3,851,278	3,858,717
Preferred Shares	3,683,145	3,689,696	3,700,299	3,710,746	3,719,858
Weighted average shares outstanding (in thousands) – diluted(3)
Common Shares	3,825,313	3,832,211	3,842,744	3,852,823	3,860,239
Preferred Shares	3,686,401	3,693,352	3,703,884	3,712,291	3,721,380

(1)	Per share amounts reflect the effects of the bonus share issue and reverse share split for each period presented.

(2)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2017, for reais into U.S. dollars of R$3.3080 to U.S.$1.00.

(3)	Average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and each of the month-end balances of the 12 subsequent months.

Balance Sheet Data

	As of December 31,
	2017	2017	2016	2015	2014	2013
	(in millions of U.S.$)(1)	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank	30,492	100,866	110,605	89,143	55,904	51,714
Financial assets held for trading	15,852	52,440	84,874	50,537	56,014	30,219
Other financial assets at fair value through profit or loss	511	1,692	1,711	2,080	997	1,298
Available-for-sale financial assets	25,944	85,823	57,815	68,265	75,164	46,287
Held to maturity investments	3,088	10,214	10,048	10,098	—	—
Loans and receivables	97,442	322,337	296,049	306,269	264,608	258,778
Hedging derivatives	58	193	223	1,312	213	323
Non-current assets held for sale	349	1,155	1,338	1,237	930	275
Investments in associates and joint ventures	262	867	990	1,061	1,023	1,064
Tax assets	8,714	28,826	28,753	34,770	23,020	22,060
Other assets	1,384	4,578	5,104	3,802	5,067	5,085
Tangible assets	1,968	6,510	6,646	7,006	7,071	6,886
Intangible assets	9,130	30,202	30,237	29,814	30,221	29,064
Total assets	195,194	645,703	634,393	605,395	520,231	453,053
Average total assets*	192,718	637,511	605,646	571,918	478,560	435,286
Liabilities
Financial liabilities held for trading	14,910	49,323	51,620	42,388	19,570	13,554
Financial liabilities at amortized cost	144,764	478,881	471,579	457,282	392,186	329,701
Deposits from the Brazilian Central Bank and deposits from credit institutions	23,995	79,375	78,634	69,451	63,674	34,032
Customer deposits	83,447	276,042	247,445	243,043	220,644	200,156
Marketable debt securities	21,235	70,247	99,843	94,658	70,355	65,301
Subordinated debts	157	519	466	8,097	7,294	8,906
Debt Instruments Eligible to Compose Capital	2,550	8,437	8,312	9,959	6,773	—
Other financial liabilities	13,380	44,261	36,879	32,073	23,446	21,306
Hedging derivatives	49	163	311	2,377	894	629
Provisions(2)	4,228	13,987	11,776	11,410	11,127	10,892
Tax liabilities	2,493	8,248	6,095	5,253	12,423	11,693
Other liabilities	2,423	8,014	8,199	6,850	5,346	4,928
Total liabilities	168,868	558,615	549,581	525,559	441,548	371,397
Stockholders’ equity	26,428	87,425	85,435	83,532	80,105	83,340
Other Comprehensive Income	(234)	(774)	(1,348)	(4,132)	(1,802)	(1,973)
Non-controlling interests	132	437	726	435	380	289
Total Stockholders’ Equity	26,326	87,088	84,812	79,835	78,683	81,655
Total liabilities and stockholders’ equity	195,194	645,703	634,393	605,395	520,231	453,053
Average interest-bearing liabilities*	126,002	416,816	408,067	400,008	318,639	287,382
Average total stockholders’ equity*	26,562	87,868	84,283	81,475	78,818	80,916

*	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2017, for reais into U.S. dollars of R$3.3080 to U.S.$1.00.

(2)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

Selected Consolidated Ratios (*)

	At and for the Year Ended December 31,
	2017	2016	2015	2014	2013
	in (%)
Profitability and performance
Return on average total assets	1.4	1.2	1.7	1.2	1.3
Asset quality
Impaired assets as a percentage of loans and advances to customers (gross)(1)	6.7	7.0	7.0	5.6	6.2
Impaired assets as a percentage of total assets(1)	3.0	3.0	3.1	2.7	3.1
Impairment losses to customers as a percentage of impaired assets(1) (4)	80.5	87.0	81.9	95.8	96.1
Impairment losses to customers as a percentage of loans and advances to customers (gross) (5)	5.4	6.1	5.7	5.4	6.0
Derecognized assets as a percentage of loans and advances to customers (gross)	4.7	4.3	4.4	4.9	6.5
Impaired assets as a percentage of stockholders’ equity(1)	22.0	22.3	23.3	17.8	17.2
Capital adequacy
Basel capital adequacy ratio(2)	15.8	16.3	15.7	17.5	19.2
Efficiency
Efficiency ratio(3)	33.1	30.6	47.1	39.9	38.8

*	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1)	Impaired assets include all loans and advances past due by more than 90 days and other doubtful credits. For further information, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets.”

(2)	Basel capital adequacy ratio as measured pursuant to Brazilian Central Bank rules in effect as from December 31, 2014. This ratio is subject to a phased-in implementation schedule established by the Brazilian Central Bank, which is expected to be completed by 2019. The Basel III framework applies to all commercial banks operating in Brazil and covers, among other things, minimum capital requirements, capital buffers, risk-based capital measures, liquidity standards, net stable funding ratio, leverage ratio, exposures to central counterparties, as well as the definition of consolidated enterprise level (conglomerado prudencial). Since the enactment of the initial Basel III framework in 2013, the authorities have been implementing additional regulations and some important amendments to the existing framework. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Capital Adequacy and Leverage – Basel.”

(3)	Efficiency ratio is determined by taking administrative expenses divided by total income.

(4)	In 2017, including the debt instruments accounted for in the loans and receivables, the ratio is 95.0%. For 2016 the ratio was 95.2%. The debt instruments amount was not material in prior years.

(5)	In 2017, including the debt instruments accounted for in the loans and receivables the ratio is 5.3%. For 2016 the ratio was 6.3%. The debt instruments amount was not material in prior years.

Selected Consolidated Ratios, Including Non-GAAP Ratios (*)

	At and for the Year Ended December 31,
	2017	2016	2015	2014	2013
	in (%)
Profitability and performance
Net yield(1)	6.4	6.2	6.6	6.9	8.1
Return on average stockholders’ equity(2)	10.4	8.9	12.1	7.3	7.3
Adjusted return on average stockholders’ equity(2)	15.4	13.3	18.5	11.3	10.9
Average stockholders’ equity as a percentage of average total assets(2)(*)	13.8	13.9	14.2	16.4	18.5
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(2)(*)	9.8	9.7	9.8	11.3	13.1
Asset quality
Impaired assets as a percentage of credit risk exposure (3)	5.8	6.3	6.0	4.8	5.4
Impaired assets as a percentage of stockholders’ equity excluding goodwill(2)(3)	32.6	33.5	36.1	27.5	25.9
Liquidity
Loans and advances to customers, net as a percentage of total funding(4)	62.7	58.0	59.3	63.9	69.0
Efficiency
Adjusted efficiency ratio(5)	32.5	34.9	34.8	38.1	36.4

(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1)	“Net yield” is defined as net interest income (including dividends on equity securities) divided by average interest earning assets.

(2)	“Adjusted return on average stockholders’ equity,” “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” and “Impaired assets as a percentage of stockholders’ equity excluding goodwill” are non-GAAP financial measures which adjust “Return on average stockholders’ equity,” “Average stockholders’ equity as a percentage of average total assets” and “Impaired assets as a percentage of stockholders’ equity,” to exclude the goodwill arising from the acquisition of Banco Real in 2008, Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“GetNet”) and Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”), both in 2014, Banco Olé Bonsucesso Consignado S.A. (current name of Banco Bonsucesso Consignado S.A.) in 2015, and BW Guirapá I S.A. in 2016. Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding the substantial impact of the R$27 billion goodwill arising from the acquisition of Banco Real during the year ended December 31, 2008, the R$1.1 billion goodwill arising from the acquisition of GetNet and Super both during 2014, the acquisition of an interest in Banco Bonsucesso Consignado S.A. (currently known as Banco Olé Bonsucesso Consignado S.A.) in 2015. Accordingly, we believe that the non-GAAP financial measures presented are useful to investors. The limitation associated with the exclusion of goodwill from stockholders’ equity is that it has the effect of excluding a portion of the total investment in our assets. We compensate for this limitation by also considering stockholders’ equity including goodwill.

(3)	Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and documentary credits. We include off-balance sheet information in this measure to better demonstrate our total managed credit risk. The reconciliation of the measure to the most comparable IFRS measure is disclosed in the table of non-GAAP financial measures presented immediately after these notes.

(4)	Total funding is the sum of financial liabilities at amortized cost, excluding other financial liabilities. For a breakdown of the components of total funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Funding.”

(5)	Adjusted efficiency ratio excludes the effect of the hedge for investments held abroad. This exclusion affects the income tax, gains (losses) on financial assets and liabilities and exchange rate differences line items but does not affect the “Net profit from continuing operations” line item because the adjustment to gains (losses) on financial assets and liabilities and exchange rate difference is offset by the adjustment to income tax. Our management believes that the adjusted efficiency ratio provides a more consistent framework for evaluating and conducting business, as a result of excluding from our revenues the effect of the volatility caused by possible gains and losses on our hedging strategies for tax purposes. For more details, see the table below.

	For the year ended December 31,
	2017	2016	2015	2014	2013
	(in millions of R$, except percentages)
Effects of the hedge for investments held abroad	810	(6,140)	10,919	1,668	2,367
Efficiency ratio	33.1%	30.6%	47.1%	39.9%	38.8%
Adjusted efficiency ratio	32.5%	34.9%	34.8%	38.1%	36.4%

Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures

Reconciliation of Non-GAAP Ratios to Their Most Directly Comparable IFRS Financial Measures

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

	At and for the year ended December 31,
	2017	2016	2015	2014	2013
	(in millions of R$, except as otherwise indicated)
Return on average stockholders’ equity:
Consolidated profit for the year	9,138	7,465	9,834	5,708	5,848
Average stockholders’ equity (*)	87,868	84,283	81,475	78,818	80,916
Return on average stockholders’ equity (*)	10.4%	8.9%	12.1%	7.3%	7.3%
Adjusted return on average stockholders’ equity(*):
Consolidated profit for the year	9,138	7,465	9,834	5,708	5,848
Average stockholders’ equity(*)	87,868	84,283	81,475	78,818	80,916
Average goodwill(*)	28,360	28,343	28,376	27,747	27,218
Average stockholders’ equity excluding goodwill(*)	59,508	55,940	53,130	51,071	53,698
Adjusted return on average stockholders’ equity(*)	15.4%	13.3%	18.5%	11.3%	10.9%
Average stockholders’ equity as a percentage of average total assets(*):
Average stockholders’ equity(*)	87,868	84,283	81,475	78,818	80,916
Average total assets(*)	637,511	605,646	571,860	478,560	435,283
Average stockholders’ equity as a percentage of average total assets(*)	13.8%	13.9%	14.2%	16.5%	18.5%
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*):
Average stockholders’ equity(*)	87,868	84,283	81,475	78,818	80,916
Average goodwill(*)	28,360	28,343	28,376	27,747	27,218
Average stockholders’ equity excluding goodwill(*)	59,508	55,940	53,130	51,071	53,698
Average total assets(*)	637,511	605,646	571,860	478,560	435,283
Average goodwill(*)	28,360	28,343	28,376	27,747	27,218
Average total assets excluding goodwill(*)	609,151	577,303	543,515	450,813	408,065
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*)	9.8%	9.7%	9.8%	11.3%	13.1%
Impaired assets as a percentage of stockholders’ equity:
Impaired assets	19,145	18,887	18,599	14,011	14,022
Stockholders’ equity	87,088	84,813	79,835	78,683	81,655
Impaired assets as a percentage of stockholders’ equity	22.0%	22.3%	23.3%	17.8%	17.2%
Impaired assets as a percentage of stockholders’ equity excluding goodwill:
Impaired assets	19,145	18,887	18,599	14,011	14,022
Stockholders’ equity	87,088	84,813	79,835	78,683	81,655
Goodwill	28,364	28,355	28,333	28,271	27,218
Stockholders’ equity excluding goodwill	58,723	56,458	51,502	50,412	54,437
Impaired assets as a percentage of stockholders’ equity excluding goodwill	32.6%	33.5%	36.1%	27.8%	25.9%
Impaired assets as a percentage of loans and receivables:
Loans and advances to customers, gross	287,829	268,438	267,266	249,110	226,206
Impaired assets	19,145	18,887	18,599	14,011	14,022
Impaired assets as a percentage of loans and receivables	6.7%	7.0%	7.0%	5.6%	6.2%
Impaired assets as a percentage of credit risk exposure:
Loans and advances to customers, gross	287,829	268,438	267,266	249,110	226,206
Guarantees	42,645	33,265	43,611	39,334	31,150
Credit risk exposure	330,474	301,703	310,877	288,445	257,357
Impaired assets	19,145	18,887	18,599	14,011	14,022
Impaired assets as a percentage of credit risk exposure	5.8%	6.3%	6.0%	4.9%	5.4%
Loans and advances to customers, net as a percentage of total funding:
Loans and advances to customers, gross	287,829	268,438	267,266	249,110	226,206
Impairment losses(1)	15,409	16,435	15,233	13,421	13,472
Total Funding(2)	434,620	434,700	425,209	368,741	308,395
Loans and advances to customers, net as a percentage of total funding(2)	62.7%	58.0%	59.3%	63.9%	69.0%

(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1)	Provision for impairment losses of loans and advances to customers.

(2)	Total funding is the sum of financial liabilities at amortized cost, excluding the other financial liabilities.

The table below presents the reconciliation of our adjusted efficiency ratio to the most directly comparable IFRS financial measures for each of the periods presented.

	At and for the year ended December 31,
	2017	2016	2015	2014	2013
	(in millions of R$, except as otherwise indicated)
Efficiency ratio
Administrative expenses	16,121	14,920	14,515	13,942	13,850
Total income	48,725	48,837	30,814	34,950	35,712
of which:
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	1,574	7,591	(9,918)	(888)	(595)
Efficiency ratio	33.1%	30.6%	47.1%	39.9%	38.8%
Total Income	48,725	48,837	30,814	34,950	35,712
Effects of the hedge for investments held abroad	(810)	6,140	(10,919)	(1,668)	(2,367)
Total income excluding effects of the hedge for investments held abroad	49,535	42,697	41,733	36,618	38,079
Administrative expenses	16,121	14,920	14,515	13,942	13,850
Efficiency ratio adjusted for effects of the hedge for investments held abroad	32.5%	34.9%	34.8%	38.1%	36.4%

Reconciliation of Non-GAAP Measures to Their Most Directly Comparable IFRS Financial Measures

The information in the table below presents the calculation of specified non-GAAP financial measures from each of their most directly comparable IFRS financial measures. Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding effects of the hedge for investments held abroad. The limitation associated with the exclusion of effects of the hedge for investments held abroad is that it has the effect of excluding a portion of gains/losses on financial assets and liabilities (net) plus exchange differences (net) line item which is offset by excluding a portion in Income tax line item. Accordingly, while we believe that the non-GAAP financial measures presented are useful to investors and support their analysis, the non-GAAP financial measures have important limitations as analytical tools, and investors should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP measures including under IFRS.

	At and for the year ended December 31,
	2017	2016	2015	2014	2013
	(in millions of R$, except as otherwise indicated)

Gains/losses on financial assets and liabilities (net) plus exchange differences (net)	1,574	7,591	(9,918)	(888)	(595)
Effects on hedge for investment held abroad	(810)	6,140	(10,919)	(1,668)	(2,367)
Adjusted Gains/losses on financial assets and liabilities (net) plus exchange differences (net)	2,384	1,451	1,001	780	1,772
Total Income	48,725	48,837	30,814	34,950	35,712
Effects on hedge for investment held abroad	(810)	6,140	(10,919)	(1,668)	(2,367)
Adjusted Total Income	49,535	42,697	41,733	36,618	38,079
Operating profit before tax	14,514	16,384	(3,216)	6,443	4,018
Effects on hedge for investment held abroad	(810)	6,140	(10,919)	(1,668)	(2,367)
Adjusted Operating profit before tax	15,324	10,244	7,703	8,111	6,385
Income Tax	(5,376)	(8,919)	13,050	(736)	(233)
Effects on hedge for investment held abroad	810	(6,140)	10,919	1,668	2,367
Adjusted Income tax	(6,186)	(2,779)	2,130	(2,404)	(2,600)
Operating profit before tax – Commercial Banking	11,220	12,652	(5,565)	4,231	1,510
Effects on hedge for investment held abroad	(810)	6,140	(10,919)	(1,668)	(2,367)
Adjusted Operating Profit before tax – Commercial Banking	12,030	6,512	5,354	5,899	3,877

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the real declined against the U.S. dollar. Between 2004 and 2008, the real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. Given the turmoil in international markets and the current Brazilian macroeconomic outlook, the real depreciated against the U.S. dollar from mid-2011 to early 2016. Beginning in early 2016 through the end of 2016, the real appreciated against the U.S. dollar, primarily as a result of Brazil’s changing political conditions. In 2017 to the date of this annual report, the real has continued to appreciate against the U.S. dollar due to optimism about economic recovery in Brazil and the improved political climate. In the past, the Brazilian Central Bank has intervened occasionally to control high volatility in the foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. In the future, the real may fluctuate substantially against the U.S. dollar.

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are compelling reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. Any such restrictions on remittances of foreign capital abroad may limit our ability to make distributions to holders of our ADRs. We cannot assure you that such measures will not be taken by the Brazilian government in the future. Exchange rate fluctuations will affect the U.S. dollar equivalent of the price of our shares in reais on the São Paulo Stock Exchange, B3 S.A. – Brasil, Bolsa, Balcão, or “B3” (the current corporate name of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) as well as the U.S. dollar equivalent of any distributions we make with respect to our shares, which will be made exclusively in reais. Exchange rate fluctuations may also adversely affect our financial condition. For further information on these risks, see “—D. Risk Factors—Risks Relating to Brazil and Macroeconomic Conditions in Brazil and Globally—Exchange rate volatility may have a material adverse effect on the Brazilian economy and on our business.”

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated:

	Period-end	Average(1)	Low	High
	(per U.S. dollar)
Year:
2013	2.34	2.16	1.95	2.45
2014	2.66	2.36	2.19	2.74
2015	3.90	3.34	2.57	4.19
2016	3.26	3.48	3.12	4.16
2017	3.31	3.19	3.05	3.38
Month Ended:
September 2017	3.17	3.13	3.08	3.19
October 2017	3.28	3.19	3.13	3.28
November 2017	3.26	3.26	3.21	3.29
December 2017	3.31	3.29	3.23	3.33
January 2018	3.16	3.21	3.14	3.31
February 2018	3.25	3.24	3.17	3.28
March 2018	3.32	3.28	3.22	3.34

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates at the close of each business day during the period.

Our parent company, Santander Spain, reports its financial condition and results of operations in euros. As of December 31, 2017, the exchange rate for euro to real was R$3.9693 per €1.00.

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

We and the trading price of our securities may be adversely affected by changes in policy, laws, or regulations at the federal, state and municipal levels involving or affecting factors such as:

•	interest rates;

•	currency volatility;

•	inflation;

•	reserve requirements;

•	capital requirements;

•	liquidity of capital and lending markets;

•	non-performing loans;

•	tax policies;

•	the regulatory framework governing our industry;

•	exchange rate controls and restrictions on remittances abroad; and

•	other political, social and economic developments in or affecting Brazil.

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

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Despite the ongoing recovery of the Brazilian economy, weak macroeconomic conditions in Brazil are expected to continue in 2018. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

In August 2016, the Brazilian Senate approved the removal of Brazil’s then-President from office, after completion of the legal and administrative process for impeachment, for infringing budgetary laws. The former Vice-President, who had previously assumed the interim presidency of Brazil in a caretaker role since the former President’s suspension in May, was sworn in by the Brazilian Senate to serve out the remainder of the presidential term until December 2018 (the next general election is in October 2018). There was an ongoing proceeding before the Brazilian Higher Electoral Court (Tribunal Superior Eleitoral) against the electoral alliance between the former President and the current one (former Vice-President) in connection with the 2014 elections. On June 9, 2017, the Brazilian Higher Electoral Court absolved the former Vice-President (current President of Brazil) of wrongdoing, however, he remains under investigation in connection with the ongoing “Lava Jato” investigations. See “—Ongoing investigations relating to corruption and diversion of public funds that are being conducted by the Brazilian federal police as well as other Brazilian and non-Brazilian regulators and law enforcement officials may adversely affect the growth of the Brazilian economy and could have a material adverse effect on us.” We cannot predict which policies the current President of Brazil may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us.

Presidential elections are to be held in Brazil in October 2018. We cannot predict the outcome of those elections, including whether any successor to the current President of Brazil will adopt policies or changes to current policies, which may have a material adverse effect on us. Furthermore, the political uncertainty resulting from the presidential elections may have an adverse effect on our business, results of operations and financial condition.

For the last few years, political demonstrations in Brazil have also affected the development of the Brazilian economy and investors’ perception about Brazil. For example, street protests, which started in mid-2013 and continued through 2016, demonstrated the public’s dissatisfaction with the worsening Brazilian economic condition (including an increase in inflation and fuel prices as well as rising unemployment) and the perception of widespread corruption. Additionally, the “Lava Jato” investigations involving certain oil and gas, energy, construction and infrastructure companies, as well as public agents and politicians, have raised investors’ risk aversion with regard to Brazil.

Furthermore, the Brazilian economy has experienced a sharp downturn in recent years until showing signs of recovery in late 2017 and early 2018 due, in part, to political uncertainty and the economic and monetary policies of the Brazilian government and the global drop in commodities prices. Uncertainty over whether the acting Brazilian government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities issued abroad by Brazilian companies.

Ongoing investigations relating to corruption and diversion of public funds that are being conducted by the Brazilian federal police as well as other Brazilian and non-Brazilian regulators and law enforcement officials may adversely affect the growth of the Brazilian economy and could have a material adverse effect on us.

Certain Brazilian companies active in the oil and gas, energy, construction and infrastructure sectors are facing investigations by the CVM, the U.S. Securities and Exchange Commission (the “SEC”), the U.S. Department of Justice, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, the Comptroller General of Brazil and other relevant governmental authorities, in connection with corruption allegations (the so called “Lava Jato” investigations). The Brazilian federal police is also investigating allegations of improper payments made by Brazilian companies to officials of the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or CARF, a tax appeals tribunal (the so-called “Operação Zelotes”). It is alleged that the purpose of such improper payments was to induce those officials to reduce or waive certain tax-related penalties imposed by the Brazilian federal revenue authority, which were under appeal in the CARF. Such investigations involve several companies and individuals, including representatives of various companies, politicians and third parties. Certain of these individuals are being investigated by the Brazilian Federal Police and others were formally charged and are facing criminal proceedings and/or have already been convicted by the Brazilian Federal Courts.

Depending on the duration and outcome of such investigations, the companies involved may face a reduction in their revenues, downgrades from rating agencies or funding restrictions, among other negative effects. Given the significance of the companies cited in these investigations in the Brazilian economy, the investigations and their fallout have had an adverse effect on Brazil’s economic growth prospects in the near short to medium term. Furthermore, the negative effects on such companies and others may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth or contraction in the near to medium term (according to data from the IBGE, the Brazilian economy’s gross domestic product (“GDP”) contracted by 3.5% in 2015 and 3.5% in 2016 but increased by 1.0% in 2017). In addition, although we have reduced our exposure to companies involved in the “Lava Jato” and other government investigations, we cannot assure you that new investigations will not be launched or that additional persons will not become subject to investigation. To the extent that the repayment ability of these companies is hampered by any fines and/or other sanctions that may be imposed upon them or reputational or commercial damage as a result of the “Lava Jato” investigations, we may also be materially adversely affected.

As a result of the allegations under the “Lava Jato” investigations and the economic downturn, Brazil was downgraded to non-investment grade status by S&P in September 2015, by Fitch Ratings in December 2015, by Moody’s in February 2016 and downgraded again by Fitch in May 2016. In addition, Brazil was further downgraded by S&P to BB- with a stable outlook in January 2018 as a result of the failure of the current Brazilian government to approve certain pension reforms. Various major Brazilian companies were also downgraded. Such downgrades have further worsened the conditions of the Brazilian economy and the condition of Brazilian companies, especially those relying on foreign investments over 2016 and 2017. More recently, the “Lava Jato” investigations have also reached members of the executive and legislative branches of the Brazilian government, which has caused considerable political instability, and as a result, persistently poor economic conditions in Brazil could have a material adverse effect on us. It is difficult to predict the effects of such political instability.

Government efforts to control inflation and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. Since the establishment of the Plano Real (a set of measures designed to stabilize the Brazilian economy) in 1994 and until 2015, Brazil’s annual consumer price inflation levels were below 10%. However, in 2015, consumer price inflation increased above 10%, to 10.7%, while in 2016 and 2017 consumer price inflation decreased to 6.3% and 2.9%, respectively. The Brazilian government’s measures to fight inflation, principally through the Brazilian Central Bank, have had and may in the future have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates and high compulsory reserve requirements may restrict Brazil’s growth and the availability of credit, reduce our loan volumes and increase our loan loss provisions. Conversely, less strict government and Brazilian Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our spreads.

In March 2015, the SELIC rate was increased to 12.75%, due to continuing inflation pressures and was further increased to 13.25% in April 2015, to 13.75% in June 2015, and to 14.25% in July 2015. In December 2016, the SELIC rate was lowered to 13.75%, and in January 2017 the SELIC rate was further lowered to 13.0%, and to 12.25% in February 2017. In May 2017, the Monetary Policy Committee (Comitê de Política Monetária) of the Brazilian Central Bank, or COPOM, decided to lower the SELIC rate to 10.25%, lowering it to 9.25% in July 2017 and to 7.50% in October 2017, and to 7.0% in December 2017. In February 2018, the COPOM lowered the SELIC rate to 6.75% and then to 6.50% in March 2018.

The majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. We estimate that in 2017, a 1.0% increase or decrease in the base interest rate would have resulted in a decrease or increase, respectively, in our net interest income of R$378 million. Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs and increasing in the short run the risk of default by our customers.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, generally the consumer price index (Índice de Preços ao Consumidor – Amplo), or “IPCA,” and the general index of market prices (Índice Geral de Preços-Mercado), or “IGPM.” For example, considering the amounts in 2017, each additional percentage point change in inflation, would impact our personnel and other administrative expenses by approximately R$84 million and R$65 million, respectively.

Despite the Brazilian Central Bank’s repeated cuts of the SELIC rate, inflation has continued to decline until recently, reaching 2.95% for the twelve-month period ending December 31, 2017, and decreasing to 2.84% for the period ending February 28, 2018.

Inflation, government measures to curb inflation and speculation related to possible measures regarding inflation may significantly contribute to uncertainty regarding the Brazilian economy and weaken investors’ confidence in Brazil. Future Brazilian governmental actions, including interest rate increases or decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation and adversely affect the performance of the Brazilian economy as a whole. Any of the aforementioned developments may adversely affect our asset quality. Furthermore, Brazil’s high rate of inflation, compounded by high and increasing interest rates, declining consumer spending and increasing unemployment, may have a material adverse impact on the Brazilian economy as a whole, as well as on us.

Exposure to Brazilian federal government debt could have a material adverse effect on us.

We invest in Brazilian government sovereign bonds. As of December 31, 2017, approximately 19.0% of our total assets, and 82.1% of our securities portfolio, was comprised of debt securities issued by the Brazilian government. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

Fluctuations in interest rates and other factors may affect our obligations under legacy employee pension funds.

We sponsor certain defined benefit pension plans and a health care plan that benefit certain of our former and current employees, most of which were inherited from Banespa (though we discontinued the use of defined benefit pension plans for our employees in 2005).

In order to determine the funded status of each legacy defined benefit pension plan and, consequently, the carried reserves necessary to pay future beneficiaries, we use certain actuarial techniques and assumptions, which are inherently uncertain and involve the exercise of significant judgment, including with respect to interest rates, which are a key assumption in determining our current obligations under the legacy pension plans as interest rates are used to calculate the present value of such obligations. For further information, see note 23 to our consolidated financial statements.

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

Decreases in interest rates can increase the present value of obligations under our legacy defined benefit pension plans, and may materially and adversely affect the funded status of our legacy defined benefit plans and require us to make additional contributions to these plans to meet our pension funding obligations.

Exchange rate volatility may have a material adverse effect on the Brazilian economy and on us.

The Brazilian currency has, during past decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. From 2013 to 2014, the real continued to depreciate due to a decrease in commodities prices and a recovery of the U.S. economy, reaching R$2.34 per U.S.$1.00 on December 31, 2013 and R$2.65 per U.S.$1.00 on December 31, 2014.

During 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real devalued at a much higher rate than in previous years. On September 24, 2015, the real fell to the lowest level since the introduction of the currency, at R$4.20 per U.S.$1.00. Overall in 2015, the real depreciated 47%, reaching R$3.91 per U.S.$1.00 on December 31, 2015. In 2016, the real faced continuing fluctuations, primarily as a result of Brazil’s political instability, but had appreciated 17.0% year-over-year against the U.S. dollar as of December 31, 2016 to R$3.26 per U.S.$1.00. In 2017, the real remained relatively stable against the U.S. dollar, with an exchange rate of 3.31 per U.S.$1.00 as of December 31, 2017. On March 28, 2018, the exchange rate was R$3.32 per U.S.$1.00. There can be no assurance that the real will not substantially depreciate or appreciate further against the U.S. dollar.

In the year ended December 31, 2017, a variation of 1.0% in the exchange rate of reais to U.S. dollars would have resulted in a variation of income on our net foreign exchange position denominated in U.S. dollars of R$2 million.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with contractions of 3.5% and 3.5% in 2015 and 2016 and growth of 1.0% in 2017. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us.

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

In 2015, 2016 and 2017, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, and the uncertainties regarding Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities.

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

Non-traditional providers of banking services, such as Internet based e-commerce providers, mobile telephone companies and Internet search engines as well as the increase in the availability of payment services using cryptocurrencies and/or blockchain technologies may offer and/or increase their offerings of financial products and services directly to customers. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing.

New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets which would in turn have an adverse effect on us. Furthermore, the widespread adoption of new technologies, including cryptocurrencies and payment systems, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our internet and mobile banking capabilities. Our customers may choose to conduct business or offer products in areas that may be considered speculative or risky. Such new technologies and mobile banking platforms by financial services customers in recent years could negatively impact our investments in traditional bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in the demand for financial services towards Internet and mobile banking may require changes to our retail distribution strategy. Our failure to swiftly and effectively implement such changes could have an adverse effect on our competitive position, particularly if our traditional competitors adapt more quickly than we to these shifts in demand.

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

We are subject to substantial regulation and regulatory and governmental oversight, which could adversely affect us.

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

Changes in regulations in Brazil and international markets may expose us to increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services. Brazilian regulators are constantly updating prudential standards in accordance with the recommendations of the Basel Committee on Banking Supervision, in particular with respect to capital and liquidity, which could impose additional significant regulatory burdens on us. For example, future liquidity standards could require us to maintain a greater proportion of our assets in highly liquid but lower-yielding financial instruments, which would negatively affect our net interest margin. There can be no assurance that future changes in regulations or in their interpretation or application will not have a material adverse effect on us.

As some of the banking laws and regulations have been recently issued or become effective, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent that these recently adopted regulations are implemented inconsistently in Brazil, we may face higher compliance costs. The measures of the Brazilian Central Bank and the amendment of existing laws and regulations, or the adoption of new laws or regulations could adversely affect our ability to provide loans, make investments or render certain financial services. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations. Furthermore, regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the regulatory mechanisms available to the regulators, have been increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to a crisis, and these may especially affect financial institutions such as us that may be deemed to be systemically important. In addition, the volume, granularity, frequency and scale of regulatory and other reporting requirements require a clear data strategy to enable consistent data aggregation, reporting and management. Inadequate management information systems or processes, including those relating to risk data aggregation and risk reporting, could lead to a failure to meet regulatory reporting requirements or other internal or external information demands and we may face supervisory measures as a result.

We may also be subject to potential impacts relating to regulatory changes affecting our controlling shareholder, Santander Spain, due to continued significant financial regulatory reform in jurisdictions outside of Brazil that directly or indirectly affect Santander Spain’s businesses, including Spain, the European Union, the United States, and other jurisdictions. Changes to current legislation and their implementation through regulation (including additional capital, leverage, funding, liquidity and tax requirements), policies (including fiscal and monetary policies established by central banks and financial regulators, and changes to global trade policies), and other legal and regulatory actions may impose additional regulatory burdens on Santander Group, including Santander Brasil, in these jurisdictions. In the European Union, these reforms could include changes relating to capital requirements, liquidity and funding or others measures, implemented as a result of the unification of the European banking system under a European Banking Union. In the United States, many changes have occurred as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and its implementing regulations, most of which are now in place. More recently, the President of the United States issued an executive order in 2017 that sets forth principles for financial regulatory and legislative reform, and the Republican majority in Congress has also suggested an agenda for financial legislative reform. The impact of these reforms on our operations is currently uncertain. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—U.S. Banking Regulation.” We cannot predict the final outcome of any financial regulatory reform in the European Banking Union, the United States or elsewhere and we cannot yet determine their effects on Santander Spain and, consequently, their effects on us, but regulatory changes may result in additional costs for us.

We are subject to potential intervention by any of our regulators or supervisors.

Our business and operations are subject to increasingly significant rules and regulations set by the Brazilian Central Bank, the CVM and CMN, that are required to conduct banking and financial services business. These apply to business operations, affect financial returns, and include reserve and reporting requirements, and conduct of business regulations.

In their supervisory roles, the Brazilian Central Bank, the CVM and CMN seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. Their continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. As a result, we face increased supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent regulatory fines.

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

In recent years, the CMN and Brazilian Central Bank published several rules to implement Basel III in Brazil. This new set of regulations covers the revised definition of capital, capital requirements, capital buffers, credit valuation adjustments, exposures to central counterparties, leverage and liquidity coverage ratios, and treatment of systemically important financial institutions. No assurance can be given that the Basel III rules will be adopted, enforced or interpreted in a manner that will not have an adverse effect on us. Furthermore, in January 2017, the CMN issued a new rule by means of which the Brazilian Central Bank established the terms for segmentation for financial institutions, financial institution groups, and other institutions authorized to operate by the Brazilian Central Bank for proportional application of the prudential regulation, considering the size, international activity and risk profile of members of each segment. In February 2017, the Brazilian Central Bank published the initial categorization of financial institutions in the different segments according to the terms set forth in the new resolution. We have been categorized by the Brazilian Central Bank in segment 1, the highest level for application of regulation for banks in Brazil.

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

We are required to comply with applicable anti-money laundering (“AML”), anti-terrorism, anti-bribery and corruption, sanctions and other laws and regulations applicable to us. These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically-exposed person screening) and keep our customer, account and transaction information up to date. We have implemented financial crime policies and procedures detailing what is required from those responsible. We are also required to conduct AML training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by the Special Incidents area.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-bribery and corruption and sanctions laws and regulations are increasingly complex and detailed. Compliance with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel.

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. However, emerging technologies, such as cryptocurrencies and blockchain, could limit our ability to track the movement of funds. Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require implementation and embedding within our business effective controls and monitoring, which in turn requires ongoing changes to systems and operational activities. Financial crime is continually evolving and, as noted, is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti-financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes, there remains a risk of regulatory breach.

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

The reputational damage to our business and global brand would be severe if we were found to have breached AML, anti-bribery and corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers’ data and bank products and services from being accessed or used for illegal or improper purposes.

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, to a large degree we rely upon our relevant counterparties to maintain and properly apply their own appropriate compliance measures, procedures and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (or our relevant counterparties’) knowledge. If we are associated with, or even accused of having breached AML, anti-terrorism, or sanctions requirements, our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to “black lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

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

We are from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending activities, relationships with our employees, economic plans and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. The amount of our reserves in respect of these matters is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results.

We are subject to review by taxing authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.

The preparation of our tax returns requires the use of estimates and interpretations of complex tax laws and regulations and is subject to review by taxing authorities. We are subject to the income tax laws of Brazil. These tax laws are complex and subject to different interpretations by the taxpayer and relevant governmental taxing authorities, leading to disputes which are sometimes subject to prolonged evaluation periods until a final resolution is reached. In establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax laws. If the judgment, estimates and assumptions we use in preparing our tax returns are subsequently found to be incorrect, there could be a material adverse effect on us. The interpretations of Brazilian taxing authorities are unpredictable and frequently involve litigation, which introduces further uncertainty and risk as to tax expense.

Changes in taxes and other fiscal assessments may adversely affect us.

The Brazilian government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in tax rates and, occasionally, enactment of temporary levies, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms cannot be quantified and there can be no assurance that any such reforms would not have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing credit portfolio.

Changes in tax policy, including the creation of new taxes, may occur with relative frequency and such changes could have an adverse effect on our financial position or operating results. For example, in 2011, the Brazilian government established the Tax on Financial Transactions (the “IOF Tax”). It applied at a rate of 1.0% per day on the notional value of increased foreign exchange exposure, but has currently reduced the rate to zero with respect to foreign exchange. The IOF Tax rates applicable to local loans to individuals and legal entities have been frequently adjusted (both increases and decreases) in recent years. The currently applicable IOF Tax rates applicable to local loans are approximately 1.5% for legal entities and 3.0% for individuals, but could change in the future. We cannot estimate the impact that a change in tax laws or tax policy could have on our operations. For example, the IOF Tax is a tool used by the Brazilian government to regulate economic activity, which does not directly impact our results of operations, though changes in the IOF Tax can impact our business volumes generally.

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

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or other factors, including factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Brazil and globally. If we were unable to control the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

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

Economic uncertainty may lead to a contraction in our loan portfolio.

The recent slow growth rate of the Brazilian economy experienced in 2017 and recession in 2015 and 2016, a slowdown in the growth of customer demand, an increase in market competition, changes in governmental regulation and an increase of the SELIC rate in 2015 and 2016 have adversely affected the rate of growth of our loan portfolio in recent years. Ongoing economic uncertainty could adversely affect the liquidity, businesses and financial condition of our customers, as well as lead to a general decline in consumer spending, a rise in unemployment and an increase in household indebtedness. All of this could lead to a decrease in demand for borrowings in general, which could have a material adverse effect on our business.

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

Our cost of obtaining funds is directly related to prevailing interest rates and to our credit spreads. Increases in interest rates and our credit spreads can significantly increase the cost of our funding. Changes in our credit spreads are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

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

We rely, and will continue to rely, primarily on commercial deposits as our main source of funding. As of December 31, 2017, 78% of our customer deposits had remaining maturities of one year or less, or were payable on demand, while 22% of our assets have maturities of one year or more, resulting in a mismatch between the maturities of liabilities and the maturities of assets. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition between banks or with other products, such as mutual funds, for deposits. Any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on economically appropriate and reasonable terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

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

Any downgrade in Brazil’s sovereign credit ratings, those of our controlling shareholder, or in our ratings, would likely increase our borrowing costs. For example, a ratings downgrade could adversely affect our ability to sell or market certain of our products, such as subordinated securities, engage in certain longer-term and derivatives transactions, and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or terminate such contracts or require the posting of collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

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

On October 2, 2015, S&P upgraded Spain’s sovereign rating to BBB+ from BBB with a stable outlook. In February 2016, Moody’s revised Spain’s sovereign outlook to stable from positive with rating at Baa2. Santander Spain’s long-term debt is currently rated investment grade by the major rating agencies, such credit ratings currently being: A3 with a stable outlook by Moody’s and A- with a stable outlook by Fitch Ratings and S&P.

S&P lowered Brazil’s credit rating in September 2015 from BBB- to BB+ (a non-investment grade rating), and then again in mid-February 2016 from BB+ to BB with a negative outlook, mainly due to the continuing weak economic conditions of Brazil, political instability, the ongoing “Lava Jato” investigations and uncertainty as to whether the Brazilian government will enact reforms in the 2016 federal budget to improve the country’s fiscal accounts and economic situation. In addition, Brazil was further downgraded by S&P to BB- with a stable outlook in January 2018 as a result of the failure of the current Brazilian government to approve certain pension reforms. Fitch Ratings also lowered Brazil’s credit rating in December 2015 from BBB to BB+ (a non-investment grade rating), and then again in May 2016 from BB+ to BB, citing Brazil’s worsening economic outlook and growing political crisis as reasons for downgrading the country. In February 2018 Fitch further downgraded Brazil to BB-. Moody’s lowered Brazil’s credit rating from Baa2 to Baa3 (the lowest investment grade rating) in August 2015 and then to Ba2 (a non-investment grade rating) with a negative outlook in February 2016. Brazil’s sovereign rating is currently rated by the three major risk rating agencies as follows: BB- by S&P and Fitch Ratings and Ba2 by Moody’s. Any further downgrade in Brazil’s sovereign rating would likely increase our funding costs and adversely affect us, including our asset quality.

As a result of the lowering of Brazil’s sovereign credit rating, our long-term foreign currency credit rating was lowered during the course of 2015 and in early 2016: on August 12, 2015, Moody’s lowered our credit rating from Baa2 to Baa3, lowering it again on February 25, 2016 to Ba3 and on March and May 2017 it affirmed the rating at Ba3. On September 10, 2015, S&P lowered our credit rating from BBB- to BB+ (a non-investment grade rating), lowering it again on February 17, 2016 to BB and maintaining the rating at BB in August 2017 while changing the outlook to negative. In January 2018 Santander Brasil was downgraded by S&P to BB- with a stable outlook from BB with a negative outlook. We are currently rated as follows: BB- by S&P and Ba3 by Moody’s, both with a stable outlook. Any further downgrade in our long-term debt in foreign currency would likely increase our funding costs and adversely affect our interest margins and results of operations.

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

As part of the risk analysis we undertake with respect to our customers, we take into account environmental factors (such as soil and water contamination, vegetation suppression or lack of environmental authorizations) as well as social factors (such as the existence of working conditions akin to slavery). Any failure by us to identify and accurately assess these factors and the potential risks to us before entering into proposed transactions with our customers may result in damage to our image and reputation as well as have a material adverse effect on our business, results of operations and financial condition.

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

Financial instruments, including derivative instruments and securities represented 23.3% of our total assets as of December 31, 2017. Any realized or unrealized future gains or losses from these investments or hedging strategies could have a significant impact on our income. These gains and losses, which we account for when we sell or mark to market investments in financial instruments, can vary considerably from one period to another. If, for example, we enter into derivatives transactions to protect ourselves against decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses. We cannot forecast the amount of gains or losses in any future period, and the variations experienced from one period to another do not necessarily provide a meaningful forward-looking reference point. Gains or losses in our investment portfolio may create volatility in net revenue levels, and we may not earn a return on our consolidated investment portfolio, or on a part of the portfolio in the future. Any losses on our securities and derivative financial instruments could materially and adversely affect our operating income and financial condition. In addition, any decrease in the value of these securities and derivatives portfolios may result in a decrease in our capital ratios, which could impair our ability to engage in lending activity at the levels we currently anticipate.

The execution and performance of these transactions depend on our ability to maintain adequate control and administration systems. Our ability to adequately monitor, analyze and report derivative transactions continues to depend, largely, on our information technology systems. These factors further increase the risks associated with these transactions and could have a material adverse effect on us.

Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems. We employ a broad and diversified set of risk monitoring and risk mitigation techniques, which may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

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

Failure to effectively implement, consistently monitor or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

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

We are also subject to regulation governing cybersecurity risks that is fragmented and constantly evolving. Although currently there are no specific rules in effect regulating cybersecurity policies and requirements for data processing, storage and cloud computing services contracted by financial institutions and other entities. In late 2017 the Brazilian Central Bank submitted a draft of the regulation on cybersecurity for financial institutions to public consultation, and a final rule is expected to be issued during 2018. A failure to implement all or some of these new global and local regulations, that in some cases have severe sanctions regimes, could have a material adverse effect on us. If we fail to effectively manage our cyber security risk, for example, by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be subject to cyber-attacks against critical infrastructures of Brazil. Our information technology systems are dependent on such critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack. See “Item 4. Information on the Company—B. Business Overview—Technology and Commercial Transformation.”

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

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional customers. Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties.

If these risks give rise to losses, this could materially and adversely affect us. We have a diversified loan portfolio, with no specific concentration exceeding 10% of total loans. Furthermore, currently, 1.2% of our loan portfolio is allocated to our largest debtor and 7.6% to our next 10 largest debtors. However, we cannot assure this will continue to be the case. If counterparty risks give rise to losses, this could materially and adversely affect our results of operations and financial condition.

The financial problems faced by our customers could adversely affect us.

Market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial conditions of our borrowers, which could in turn increase our non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings in general. We have credit exposure to borrowers which have entered or may shortly enter into bankruptcy or similar proceedings. We may experience material losses from this exposure.

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

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial position.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgments and estimates, include impairment of loans and advances, goodwill impairment, valuation of financial instruments, impairment of available-for-sale financial assets, deferred tax assets provision and pension obligation for liabilities.

If the judgment, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.

Our business is highly dependent on the proper functioning of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information in our computer systems and networks. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively.

We do not operate all of our redundant systems on a real-time basis and cannot assure you that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, major natural catastrophes, software bugs, computer virus attacks or conversion errors due to system upgrading. Such failures could be caused by, among other things, major natural catastrophes, software bugs, computer virus attacks, conversion errors due to system upgrading, security breaches caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Any such failures could disrupt our business and impair our ability to provide our services and products effectively to our customers, which could adversely affect our reputation as well as our business, results of operations and financial condition.

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

We manage and hold confidential personal information of customers, including sensitive personal data, in the ordinary course of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented such that the data we hold is incomplete, not recoverable or not securely stored. In addition, we may be required to report events related to information security issues (including any cyber security issues), events where customer information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our customers with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us. In addition, if we cannot maintain an effective and secure electronic data and information management system or we fail to maintain complete physical and electronic records, this could result in regulatory sanctions and serious reputational and financial harm to us.

Damage to our reputation could cause harm to us.

Maintaining a positive reputation is critical to our attracting and maintaining customers, investors and employees. Damage to our reputation can therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory outcomes, failure to deliver minimum standards of service and quality, compliance failures, unethical behavior, failures of our information technology systems and the activities of customers and counterparties. Further, negative publicity regarding us, whether or not true, may result in harm to us.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift toward increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline.

We could suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of customers to deal with us, or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

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

We allocate management and planning resources to develop strategic plans for organic growth and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

•	manage efficiently the operations and employees of expanding businesses;

•	maintain or grow our existing customer base;

•	assess the value, strengths and weaknesses of investment or acquisition candidates, including local regulation that can reduce or eliminate expected synergies;

•	finance and integrate strategic investments or acquisitions;

•	align our current information technology systems adequately with those of an enlarged group;

•	apply our risk management policy effectively to an enlarged group; and

•	manage a growing number of entities without over-committing management or losing key personnel.

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

Santander Spain, our ultimate controlling shareholder, currently owns, directly and indirectly, approximately 89.5% of our total capital (not including the shares held by Banco Madesant – Sociedade Unipessoal). Due to its share ownership, our controlling shareholder has the power to control us and our subsidiaries, including the power to:

•	elect a majority of our directors that appoint our executive officers, set our management policies and exercise overall control over our company and subsidiaries;

•	influence the appointment of our principal officers;

•	declare the payment of any dividends;

•	agree to sell or otherwise transfer its controlling stake in our company; and

•	determine the outcome of substantially all actions requiring shareholder approval, including amendments of our by-laws, transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

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

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2017, the aggregate market capitalization of the B3 was equivalent to approximately R$3.2 trillion (U.S.$955.6 billion) and the top ten stocks in terms of trading volume accounted for approximately 44% of all shares traded on B3 in the year ended December 31, 2017. In contrast, as of December 31, 2017, the aggregate market capitalization of the NYSE was approximately U.S.$19.6 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, government entities or a principal shareholder. The relative volatility and limited liquidity of the Brazilian securities markets may substantially limit your ability to sell the units or ADRs at the time and price you desire and, as a result, could negatively impact the market price of these securities.

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

After completion of the voluntary exchange offers by Santander Spain in Brazil and in the United States (respectively, the “Brazilian Exchange Offer” and the “U.S. Exchange Offer”) for the acquisition of up to the totality of our shares that were not held by the Santander Group at that time, we are no longer subject to the obligations of the special listing segment of B3 known as Corporate Governance Level 2 (the “Level 2 Segment”). Currently, we voluntarily comply with certain of the corporate governance requirements for companies listed on the Level 2 Segment.

Discontinuation, in whole or in part, of our existing corporate governance practices or minimum protections may adversely affect your rights as a security holder and may result in a decrease of the price of our shares, units and ADRs.

Holders of our units and our ADRs may not receive any dividends or interest on stockholders’ equity.

According to our By-Laws, we must generally pay our shareholders at least 25.0% of our annual net income as dividends or interest on stockholders’ equity, as calculated and adjusted under Brazilian Corporate Law (“adjusted net income”), which may differ significantly from our net income as determined under IFRS. This adjusted net income may be used to increase capital, used to absorb losses or otherwise retained as allowed under Brazilian Corporate Law and may not be available to be paid as dividends or interest on stockholders’ equity. Additionally, Brazilian Corporate Law allows a publicly traded company, like ours, to suspend the mandatory distribution of dividends and interest on stockholders’ equity in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. We paid R$6.2 billion, R$5.3 billion and R$6.3 billion (R$1.65, R$1.40 and R$1.68 per unit, respectively) as dividends and interest on stockholders’ equity (considering gross value) in 2015, 2016 and 2017, respectively, in accordance with our dividend policy, but there can be no assurance that dividends and interest on stockholders’ equity will be paid in future. We are also subject to Brazilian banking regulations that may limit the payment of dividends or interest on stockholders’ equity. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—History of Payment of Dividends and Interest Attributable to Stockholders’ Equity.”

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

Issuers of securities in Brazil are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in other countries, including the United States. In particular, for regulatory purposes, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with IFRS as issued by the IASB and Brazilian GAAP, both of which differ from U.S. GAAP in a number of respects. In addition, as a foreign private issuer, we are not subject to the same disclosure requirements in the United States as a domestic U.S. registrant under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the requirements to prepare and issue quarterly reports, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company and may be reported in a manner with which you are not familiar.

Investors may find it difficult to enforce civil liabilities against us or our directors and officers.

The majority of our directors and officers reside outside of the United States. In addition, all or a substantial portion of our assets and the assets of our directors and officers are located outside of the United States. Although we have appointed an agent for service of process in any action against us in the United States with respect to our ADRs, none of our directors or officers has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult for investors to effect service of process within the United States on such persons.

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

Holders of ADRs will be unable to exercise the preemptive rights relating to our units underlying ADRs unless a registration statement under the Securities Act is effective with respect to the shares for which those rights are exercisable or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of units or ADRs. We may decide, at our discretion, not to file any such registration statement. If we do not file a registration statement or if we and the ADR depositary decide not to make preemptive rights available to holders of units or ADRs, those holders may receive only the net proceeds from the sale of their preemptive rights by the depositary, or if they are not sold, their preemptive rights will be allowed to lapse.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

General

We are a publicly held corporation (sociedade anônima) of indefinite term, incorporated under Brazilian law on August 9, 1985. Our corporate name is Banco Santander (Brasil) S.A. and our commercial name is Banco Santander. Our headquarters are located in Brazil, in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235, Bloco A, Vila Olímpia, 04543-011. Our telephone number is 55-11-3553-3300. Documentation of our incorporation is duly registered with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo or JUCESP), under NIRE (Registry Number) 35300332067.

Our agent for service is Mercedes Pacheco, Managing Director – Senior Legal Counsel, Banco Santander, S.A., New York Branch, 45 E. 53rd Street New York, New York 10022.

History

The following figure summarizes the key milestones of our history in Brazil.

The Santander Group was founded in Spain in 1857 and has expanded globally through a number of acquisitions and the integration of acquired businesses.

In 1957, the Santander Group first entered the Brazilian market through an operating agreement with Banco Intercontinental do Brasil S.A. Since the 1990s, the Santander Group has sought to establish its presence in Latin America, particularly in Brazil. In 1970, the Santander Group opened a representative office in Brazil, followed by its first branch in 1982. We have continued to pursue this strategy through organic growth, as well as acquisitions, among which the most notable are the following:

•	In November 2000, the Santander Group acquired Banespa, a bank owned by the State of São Paulo, and became one of Brazil’s largest financial groups.

•	On July 24, 2008, Santander Spain took indirect share control of Banco Real, which it then absorbed into the Santander Group to further consolidate its investments in Brazil. On August 29, 2008, the acquisition by Santander Brasil of Banco Real’s share capital was approved through a share exchange transaction (incorporação de ações), and Banco Real became a wholly-owned subsidiary of Santander Brasil, before being merged into Santander Brasil on April 30, 2009.

Since October 7, 2009, our Units, common and preferred shares have been listed and traded on the B3 and our ADRs representing American Depositary Shares (“ADSs”) registered with the SEC under the Securities Act have been listed and traded on the NYSE. For further information, see “Item 9. The Offer and Listing—A. Offering and Listing Details.”

In recent years, we have acquired companies complementary to our business, such as: (i) Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“GetNet”), a technology company specialized in electronic payment solutions; (ii) we formed a joint-venture in the payroll loan and payroll credit card loan segments known as Banco Olé Bonsucesso Consignado; (iii) we entered into a partnership with Banque PSA Finance (associated with the Peugeot, Citroën and DS automotive brands) as well as a joint venture with Hyundai Capital Services, Inc.; (iv) we launched “ContaSuper,” a pre-paid card system which allows users to manage their daily financial activities entirely online; and (v) we also entered into an agreement with American Airlines Inc. for the marketing and issuance of co-branded credit cards, with the purpose of offering AAdvantage® miles to their respective customers as a result of their daily purchases.

In 2017, we acquired a 70% equity interest in Ipanema Empreendimentos e Participações S.A. (“Ipanema Credit Management”), a company that actively manages overdue loan portfolios and which we believe will further expand our expertise in credit recovery. During the course of 2017, we also announced a joint venture with HDI Seguros S.A. (“HDI Seguros”) in the field of car insurance. We have also continued to expand our customer offering during 2017. For example, we launched Superdigital, an evolution of ContaSuper, which enables customers to manage their finances in a different and dynamic way through a prepaid account.

Important Events

Sale of Santander Securities Services Brasil DTVM S.A.

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

Investment Agreement between Santander Brasil and Banco Bonsucesso S.A.

On July 30, 2014, we, through our controlled company Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré CFI”), and Banco Bonsucesso S.A. (“Banco Bonsucesso”) agreed to form a joint venture in the payroll credit card loan and payroll loan segments, currently known as Banco Olé Bonsucesso Consignado S.A., or “Banco Olé Bonsucesso Consignado.”

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

Banco Olé Bonsucesso Consignado became the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. We also continue to originate payroll loan transactions through our own independent channels.

Investment in Super Pagamentos e Administração de Meios Eletrônicos S.A.

On December 12, 2014, we, through Aymoré CFI, acquired shares issued by Super Pagamentos e Administração de Meios Eletrônicos S.A. (“Super”) representing 50% of Super’s total and voting capital. Super is a Brazilian digital service provider that offers online payment accounts, prepaid cards and access to simplified financial services.

On January 4, 2016, Aymoré CFI informed the sellers of its decision to exercise the call option for the shares representing the remaining 50% of Super’s total voting capital owned by the sellers, for a value of approximately R$113 million. The transaction was completed on March 10, 2016, following receipt of approval from the Brazilian Central Bank.

Buyback Program

On November 1, 2017, our board of directors approved, in continuation of the buyback program that expired on November 3, 2017, the buyback program of units and ADRs issued by us, directly or through our branch in the Cayman Islands, to be held in treasury or subsequently sold. The buyback program will cover the acquisition of up to 38,717,204 units or ADRs, representing 38,717,204 common shares and 38,717,204 preferred shares, corresponding to approximately 1.03% of our share capital. The term of the buyback program is up to 12 months starting from November 6, 2017.

Financial Cooperation and Joint Venture with Banque PSA Finance

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

The principal entity around which the partnership is formed in Brazil is Banco PSA Finance Brasil S.A., 50% of which is held by our wholly-owned subsidiary, Aymoré CFI, and 50% of which is owned by Banque PSA. The transaction also contemplates the acquisition by Santander Brasil of 100% of PSA Finance Arrendamento Mercantil S.A. and 50% of PSA Corretora de Seguros e Serviços Ltda., an entity of the PSA group dedicated to the distribution of insurance products in Brazil.

The joint venture adds the network of PSA Group’s distributors in Brazil to the distribution channels of Santander Brasil for the offering of financial and insurance products, especially in the vehicle-financing sector.

Establishment of Credit Intelligence Bureau

On January 20, 2016, we entered into a non-binding memorandum of understanding with Banco Bradesco S.A., Banco do Brasil S.A., Caixa Econômica Federal and Itaú Unibanco S.A., for the creation of a credit intelligence bureau, Gestora de Inteligência de Crédito S.A. (“CIB”). The CIB will be structured as a corporation and each of Santander Brasil, Banco Bradesco S.A., Banco do Brasil S.A., Caixa Econômica Federal and Itaú Unibanco S.A. will have a 20% ownership stake in the corporation.

The purpose of the CIB will be to develop a database that, in conformity with applicable laws, will collect, reconcile and handle the credit information of individuals and legal entities that register with the CIB and expressly authorize the inclusion of their credit information on the CIB’s database. We believe this initiative will lead to an increased degree of efficiency and improvement of our credit management activities, and will also facilitate the disbursement of long- and medium-term lines of credit to participants in the Brazilian Financial System and to other corporate entities.

On April 14, 2017, the definitive documents were signed by the shareholders. The necessary regulatory authorizations, including by the Brazilian Central Bank and the Brazilian Anti-Trust Authority (Conselho Administrativo de Defesa Econômica), or “CADE,” have already been granted. We estimate that the CIB will become fully operational in 2019.

Joint Venture with Hyundai Capital Services, Inc.

On April 28, 2016, our wholly-owned subsidiary Aymoré CFI entered into a joint venture with Hyundai Capital Services, Inc. (“Hyundai Capital”), for the incorporation of (i) Banco Hyundai Capital Brasil S.A. and (ii) an insurance brokerage company, in order to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil.

Aymoré CFI will own a 50% equity stake in the joint venture entities while Hyundai Capital will have an equity stake of 50% in the joint venture entities.

The incorporation of Banco Hyundai Capital Brasil S.A. and of the insurance brokerage company is subject to certain regulatory approvals, including, in the case of Banco Hyundai Capital Brasil S.A., obtaining the Brazilian Central Bank’s authorization to operate as a banking entity. The Presidential Decree required under Brazilian law has been obtained. We are currently working on the development of the administrative, operational and organizational structures for the joint venture in compliance with applicable legislation.

Partnership with American Airlines Inc.

On December 9, 2016, Santander Brasil and American Airlines Inc. entered into a 10-year commercial participation agreement for the marketing and issuance of co-branded credit cards, with the purpose of offering AAdvantage® miles to their respective customers as a result of their daily purchases.

Opening of the branch in Luxembourg

On June 9, 2017, we received authorization from the Brazilian Central Bank to establish a branch in Luxembourg, with a capital in an amount equivalent to U.S.$1 billion. The purpose of this branch is to offer international financial services to corporate clients with overseas operations. The branch was authorized by the Minister of Finance of Luxembourg on March 5, 2018.

Acquisition of equity stake of Ipanema Empreendimentos e Participações S.A. and Gestora de Investimentos Ipanema S.A.

On October 16, 2017, Santander Brasil, through its wholly-owned subsidiary Atual Companhia Securitizadora de Créditos Financeiros, acquired a direct equity interest in Ipanema Empreendimentos e Participações S.A. (“Ipanema Credit Management”) and an indirect equity interest in Gestora de Investimentos Ipanema S.A. (“Ipanema Asset” jointly with Ipanema Credit Management, the “Ipanema Entities”), corresponding to 70% of Ipanema Entities’ share capital.

The Ipanema Entities are active in the credit recovery intelligence sector, providing services such as credit portfolio evaluation and pricing, collection, management and recovery of non-performing loans. Ipanema Credit Management focuses on portfolio pricing, collection and credit recovery management while Ipanema Asset, as an authorized asset manager duly licensed by the CVM, is responsible for the management of credit funds in which the portfolios of the Ipanema Entities’ customers are concentrated.

We intend to increase our recovery indicators with regards to non-performing loans by using the know-how of the Ipanema Entities. We also intend for the Ipanema Entities to continue to provide non-performing loan recovery and credit management services to third parties.

Joint Venture with HDI Seguros S.A.

On December 20, 2017, we entered into binding agreements with HDI Seguros S.A. (“HDI Seguros”) for the formation of a partnership through the creation of a new insurance company called Santander Auto S.A. (“Santander Auto”). Sancap Investimentos e Participações S.A., a company controlled by Santander Brasil, will hold 50% of the issued share capital of Santander Auto with the remaining 50% being held by HDI Seguros. Santander Auto will focus on offering motor insurance policies through a 100% digital platform. The closing of the transaction is subject to the fulfillment of certain customary contractual conditions, including obtaining the applicable regulatory approvals. The CADE approved the transaction on March 2, 2018.

Sale of BW Guirapá I S.A.

On December 22, 2017, our wholly-owned subsidiary Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Investimentos”), Cia. de Ferro Ligas da Bahia – FERBASA S.A. (“FERBASA”) and Brazil Wind S.A. (“Brazil Wind”) entered into an agreement for the sale of 100% of the shares issued by BW Guirapá I S.A. (“BW I”) and owned by Santander Investimentos and Brazil Wind to FERBASA. The transaction also encompasses the seven wind farms organized as special purpose companies held by BW I. The base purchase price for the total shares owned by Santander Investimentos will be up to R$414 million, provided that an additional payment of up to R$35 million may be due if certain future operational milestones set forth in the agreement are achieved. The CADE approved the transaction on January 17, 2018, and the transaction was completed on April 2, 2018.

Acquisition of Technology Companies

On February 19, 2018 and February 28, 2018, Santander Brasil concluded the acquisition of the totality of shares of, respectively, Isban Brasil S.A. and Produban Serviços de Informática S.A., or the Technology Companies, for a price of approximately R$61 million and R$43 million, respectively. The Technology Companies were indirectly controlled by Santander Spain.

The Technology Companies are the main providers of technical support and maintenance services related to software and hardware of Santander Brasil. The transaction will permit Santander Brasil to directly control local technology services and therefore increase the proximity thereof to its business, adopt time-to-market solutions, flexibility, and improve quality and efficiency.

Capital Expenditures and Divestitures

Our main capital expenditures include investments in our Information Technology (“IT”) platform. Our IT platform focuses on our customers and supports our business model. In 2017, 2016 and 2015, total investments in IT were R$1,132 million, R$895 million and R$858 million, respectively.

In 2017, 2016 and 2015, we continually improved our technology platform by means of investments in our core systems and infrastructure renewal. In the past 18 months, we have implemented over 80 new technologies and processes in several areas, including new cybersecurity techniques, new platforms for customer relationship management, big data transformation, increased automation of our development and release cycles, artificial intelligence platforms and the use of cloud-based solutions.

We have recently started a migration towards cloud-based computing in order to provide improved IT services management, flexibility and cost optimization. In 2017, we made the Microsoft Office 365 platform available in cloud format for more than 14,000 users, allowing greater collaboration between teams, increased productivity, simplified internal processes and improved mobility. For further discussion regarding our technology infrastructure see “—B. Business Overview— Technology and Infrastructure”

Our ongoing capital expenditures consist primarily of investments in IT. We expect to fund our ongoing capital expenditures principally from our cash flow from operations.

Our major divestitures in the past three fiscal years and until the date of this annual report were the sale of BW I in 2017 and the sale, in August 2015, of our qualified custody business through the sale of all the shares of SSS DTVM to Santander Securities Brasil (in this respect, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operations—Sale of the Investment Fund Management and Managed Portfolio Operations” and “—Important Events—Sale of BW Guirapá I S.A.”).

4B. Business Overview

Our Profile

We are the only international commercial bank with a significant presence in Brazil, where we are currently the third-largest privately owned bank. We have established a competitive presence in both the retail and wholesale banking sectors in Brazil, enabling us to meet the needs of individuals, small and medium enterprises, and large corporate clients.

Our Units, common shares and preferred shares are traded on B3 under the tickers “SANB11,” “SANB3” and “SANB4,” respectively. Our ADRs have been listed and traded on the NYSE since October 7, 2009 under the ticker “BSBR.”

We believe that being part of the Santander Group offers us a significant competitive advantage over our competitors. While, under the Santander Group’s business model, each major unit is autonomous and is required to be self-sufficient in terms of capital and liquidity, our relationship allows us to:

•	access the Santander Group’s global operations, providing operational synergies with the Santander Group and enhancing our ability to provide global products and services to our customers while reducing technology development costs;

•	provide our customers with the benefits of a strong presence in certain markets, predominantly in Latin America and Western Europe;

•	take advantage of best practice already implemented in other countries, including with regards to products, services, internal controls and risk management; and

•	develop our employees’ skills through local and international training and development, as well as by allowing them to gain international experience in other offices of the Santander Group.

Our Strategy

Our goal is to be the leading financial group in Brazil, by providing the best experience in retail and wholesale banking services to our customers and employees.

We believe that the best way to grow in a profitable, recurring and sustainable manner is by providing services with excellence and to consistently strive to enhance customer satisfaction levels, attract additional customers and increase the loyalty of our customers. We seek to establish close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, our purpose is to help people and businesses prosper by being a Simple, Personal and Fair bank. Our strategy is focused on the following objectives:

•	Increase customer preference and loyalty by offering targeted, simple, digital and innovative products and services through a multichannel platform. Our active customer base totaled 21.7 million customers as of December 31, 2017, an 8% increase over our customer base as of December 31, 2016. As of December 31, 2017, we had 4.2 million loyal customers, an increase of 16% as compared to December 31, 2016. We define loyal customers as (1) active account holders who use at least three other products or services offered by Santander Brasil on a regular basis, and (2) have processed at least five transactions through Santander Brasil in the preceding 60 days. The minimum number of products or services which a customer must use in order to be classified as a loyal customer depends upon the customer’s segment (i.e., Private Banking, Santander Select, Santander Van Gogh or Santander Especial) and the type of product or service consumed. We believe this increase is a result of our focus on constantly improving our customers’ experience and satisfaction levels through our service-focused culture and the technological transformation of our channels, such as the new Internet banking and mobile banking for individuals and companies, 100% digital account opening portal and the Santander Way card app, among others. For more details on the channels, refer to “—Our Business—Service Channels.”

•	Improve the profitability, recurrence and sustainability of our results by growing and increasing our revenue diversification, with the objective of striking a balance between loans, funding and services, while maintaining a preemptive risk management approach and rigorous cost control. In 2017, 2016 and 2015, our net interest income and net fee income amounted to an aggregate R$47.7 billion (net interest income of R$34.9 billion and net fee income of R$12.7 billion), R$41.6 billion (net interest income of R$30.6 billion and net fee income of R$11.0 billion) and R$40.8 billion (net interest income of R$31.3 billion and net fee income of R$9.5 billion), respectively, driven, in each case, by customer revenues (loan and funding) and service revenues, as a result of our stronger portfolio of products and services and greater transactional activity by our customers. Our preemptive risk management led to an improvement in the default rate, from 7.04% for the fiscal year ended December 31, 2016 to 6.65% for the fiscal year ended December 31,December 2017, despite the slowdown in economic activity in the period.

•	Be disciplined with capital and liquidity to preserve our solvency, face regulatory changes and seize growth opportunities. Our Basel capital adequacy ratio, calculated in accordance with the regulations and guidance of the Brazilian Central Bank, totaled 15.8% at the end of 2017, higher than the sum of the minimum regulatory capital and capital conservation requirements.

•	Boost productivity through an intense agenda of commercial improvements that enable us to offer a complete portfolio of services. Our focus on operational excellence, with the adoption of simpler and more agile processes which provide us with full visibility of the customers’ relationship with us and enable us to interact effectively with customers, underscores our commitment to continuously improving customer satisfaction. For more information on products and services, refer to “Item 4. Company Information B. Business Overview—Our Business—Products and Services Provided to Our Customers.”

In addition, we also seek to support the success of our business by: (i) having a diversified business model, (ii) focusing on recurring revenue generation, (iii) maintaining prudent risk management, (iv) implementing strict cost control and (v) executing efficient capital allocation. We also strive to ensure that our banking activities contribute to the social and economic progress of the communities in which we are present, in a responsible and sustainable manner and with a special commitment to higher education.

Recent Business Developments

In recent years, our commercial banking segment has accounted for an increasingly large portion of our net interest income and our net fee and commissions income, as demonstrated in the following table.

	For the year ended December 31,
	2017	2016	2015	2017	2016	2015
	Net interest income			Net fee and commissions income
	(%)
Commercial Banking	92.7	89.5	86.3	88.5	87.3	86.9
Global Wholesale Banking	7.3	10.5	13.7	11.5	12.7	13.1

We believe that the increase in the portion of our net interest income and our net fee and commissions income derived from commercial banking is the result of the execution of a wide-scale transformation agenda based on a customer-centric vision as a result of which we were able to change the way we operate, introduce a culture of service and steadily increase our customer base. The following are some of the steps we took to achieve this:

•	Streamlined processes. We have simplified the day-to-day operations of our customer-facing employees with a view to enabling our branch employees to devote a greater amount of time to meeting customers’ needs. As part of this, we made available to our employees a new customer relationship tool which centralizes all necessary information for their daily commercial and financial activities. We have implemented time-saving tools such as Clique Único (“single click”) to reduce the volume of information and steps needed on operational tasks.

•	Improved accountability and incentives for branch employees. In line with the new commercial dynamic implemented in the commercial banking segment and guided by the strategy established by the senior management, we have sought to decentralize the management of our branches’ resources. Branch managers are now responsible for managing the expenses of their own branch and each branch has its own profit and loss account. This gives branch managers and employees a greater sense of autonomy and responsibility, and gives them a stake in success of their branch. In addition, we have made certain changes to the compensation structure of branch managers and employees in order to ensure that any variable components of their remuneration are dependent upon the performance of the branch at which they work.

•	Digital strategy. We have implemented a new collaborative working method within our organization based on the “Agile” methodology commonly used in IT. Our new working method involves putting together multidisciplinary teams from our business and technology functions and giving them the necessary autonomy to adapt to changing circumstances and requirements. This new working method has enabled us to put in place several digital tools aimed at enabling customers to access our services through a variety of digital and other channels, including by: (i) providing customers with a full range of services across all channels according to their choices and/or needs; (ii) giving customers autonomy to meet all their needs through digital channels; and (iii) integrating all service channels in order to ensure a seamless customer experience, regardless of the channel selected.

•	Performance and compensation. We have set clear key performance indicators for our employees. In addition, we have increased the significance of variable compensation for branch employees in order to align their incentives with those of Santander Brasil.

•	Net promoter score, or NPS. In 2017 we introduced the NPS as the leading metric of customer satisfaction. Following each interaction with Santander Brasil (e.g., purchasing a product, a service or communicating with us through one of our customer service channels), our customers are asked to rank this interaction on a scale from zero (which would mean that the customer would not recommend the applicable product or service to others) or ten (which would mean that the customer would recommend the product or service to others). This tool enables us to monitor customer satisfaction. We believe that greater customer satisfaction leads to increased customer loyalty, which we believe is key to growing our results consistently and sustainably.

Our Business

Overview

We operate along two segments through which we offer our 21.7 million active individual, SME and corporate customers a complete portfolio of products and services:

•	Commercial Banking Segment. In the Commercial Banking segment, we focus on building long-term relationships with our account holder and non-account holder customers. Customers in our Commercial Banking segment include individuals and companies (except for global corporate customers, which are dealt with within our Global Wholesale Banking segment). Revenue from this segment is generated by the provision of banking and financial products and services to our account holder and non-account holder customers, including essential checking and savings account services, priority services (such as withdrawals, debit cards, deposits and transfers), credit cards, foreign exchange services, investments and loans and financing.

•	Global Wholesale Banking Segment. Our Global Wholesale Banking segment offers financial services and structured solutions for our global corporate customers, principally local and multinational corporations, and carries out proprietary trading activities. Our Global Wholesale Banking segment offers a wide range of national and international services specifically tailored to the needs of each customer.

The following chart sets forth our operating segments and their main focus.

Commercial Banking	Global Wholesale Banking
• Retail banking	• Global Corporate Banking (“GCB”)
• Individuals	• Proprietary Trading
• SMEs (annual gross revenues up to R$200 million)
• Corporate (annual gross revenues in excess of R$200 million, other than global corporate clients)
• Consumer finance

Our Commercial Banking and Global Wholesale Banking segments are strongly integrated, which enables us to capitalize on each segment’s strengths to the benefit of the other. We are able to offer joint solutions to customers in each of our segments, such as for example, offering integrated solutions to (i) large retailers and their respective points of sale and (ii) large companies and their employees.

The following table presents the breakdown of our net interest income and profit before tax by operating segment:

	For the year ended December 31,
	2017	2016	2015	2017	2016	2015
	Net interest income			Operating profit before tax
	(R$ millions)
Commercial Banking (1)	32,392	27,366	27,041	11,220	12,652	(5,565)
Global Wholesale Banking	2,554	3,221	4,297	3,293	3,732	2,349
Total	34,946	30,586	31,337	14,514	16,384	(3,216)

(1)	Profit before tax reported under commercial banking includes the effects of the hedge for investments held abroad (offset in the same amount in the “Income Tax” line). The effect of the hedge for investments held abroad in 2017, 2016 and 2015 amounted to expenses of R$810 million, gains of R$6,140 million and expenses of R$10,919million, respectively.

As of December 31, 2017, our net interest income grew 14.3% and reached R$34,946 million compared to R$30,586 million as of December 31, 2016.This increase is primarily due to an increase in the volume of loans extended to customers and of the margins we charge on these loans, both of which were primarily concentrated in our commercial banking segment. As of December 31, 2017, our operating profit before tax decreased 11.4% and reached R$14,514 million compared to R$16,384 million as of December 31, 2016. Excluding the effects of the hedge for investment held abroad operating profit before tax amounted to R$15,324 million for the year ended December 31, 2017, a 49.6% increase from R$10,244 million compared to the year ended December 31, 2016. Operating profit before tax and operating before tax excluding the effects of the hedge investment abroad are non-GAAP measures. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

The following table shows a managerial breakdown of our loans and advances to customers by client category at the dates indicated:

	As of December 31,			Change between 2016	Change between 2015
	2017	2016	2015	and 2017	and 2016
	(R$ million)
Individuals	107,610	91,195	84,578	18.0%	7.8%
Consumer Finance	33,170	26,608	25,850	24.7%	2.9%
SMEs	46,879	42,440	43,524	10.5%	(2.5)%
Corporate(1)	100,171	108,195	113,315	(7.4)%	(4.5)%
Total Credit Portfolio	287,829	268,438	267,266	7.2%	0.4%

(1)	For purposes of loan portfolio presentation, “corporate” includes companies with annual gross revenues exceeding R$200 million, including our Global Corporate Banking customers.

As of December 31, 2017, our loans and advances to customers grew 7.2% and reached R$287,829 million compared to R$268,438 million as of December 31, 2016. This increase is primarily due to an increase in loans to individuals and in our consumer finance portfolio. For further information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”

Commercial Banking

Individuals

The services we provide to individuals are currently as follows:

•	Private Banking Business serves a select group of customers with at least R$5.0 million in assets available for investment. Our goal is to offer our customers a complete and tailor-made portfolio of onshore and offshore financial products and services, investment advice, loans and asset management through a dedicated manager for investments and banking services.

•	Santander Select serves customers with a monthly income above R$20,000, or a monthly income above R$10,000 and R$30,000 in investments, or without monthly income but with over R$300,000 in investments. Our goal is to offer a value proposition with differentiated products and services, exclusive service spaces, relationship managers that serve a small number of customers and asset management advisory services.

•	Santander Van Gogh serves customers with a monthly income from R$4,000 to R$10,000, or with at least R$40,000 in investments. Our objective is to understand the needs of our customers at each stage of their life and provide them with financial advice through a multichannel relationship, including financial products and services as well as financial advice.

•	Santander Especial serves customers who earn less than R$4,000 per month. Our business model offers simple and efficient solutions with an attractive cost benefit to the customer, primarily through electronic channels.

We offer our retail lending products to customers through our extensive branch network and on-site service units. See “—Service Channels.” The following table sets forth our individual customer loan portfolio at the dates indicated, as per our management records:

	For the year ended December 31,			Change, as of December 31, 2017 vs. December 31, 2016
	2017	2016	2015	R$ million	%
	(R$ millions)
Leasing/Auto Loans(1)	1,895	1,869	2,470	26	1.4
Credit cards	24,278	20,524	19,013	3,754	18.3
Payroll loans(2)	25,547	18,918	14,836	6,629	35.0
Mortgages	28,232	27,313	26,134	919	3.4
Agricultural Loans	5,232	3,416	3,438	1,816	53.2
Personal loans/Other	22,426	19,155	18,687	3,271	17.1
Total	107,610	91,195	84,578	16,415	18.0

(1)	Including loans to individuals in the consumer finance segment, the auto loan portfolio totaled R$33.1 billion as of December 31, 2017, R$26.7 billion as of December 31, 2016 and R$26.1 billion as of December 31, 2015.

(2)	Includes Banco Olé Bonsucesso Consignado’s portfolio payroll loans from the agreement between Santander Brasil and Banco Bonsucesso.

Small and Medium Enterprises

We serve SMEs through the Santander Negócios e Empresas brand. Our current classification model for SMEs is as follows:

•	Companies (Empresas) 3. Companies with annual revenues between R$30 million and R$200 million. Our service model is based on dedicated relationship managers, a team of experts for more complex demands and loan managers specializing in risk management for the segment. We also provide specialized services to multinationals and other major corporates in order to meet their specific needs.

•	Companies (Empresas) 2. Companies with annual revenue between R$3 million and R$30 million. We offer these customers a comprehensive range of products and services in a user-friendly fashion principally through a relationship manager based at the customer’s branch. We also have committees specific to these customers in order to provide our customers with credit products.

•	Companies (Empresas) 1. Companies with annual revenue of up to R$3 million. We offer these customers a simple banking solution through an integrated account (Santander Conta Integrada) that combines a corporate account with a payment terminal to provide benefits for the user, who must simply concentrate MasterCard and Visa credit card sales in the Getnet terminal and receipts in a Santander Brasil current account. We believe that this results in greater commercial efficiency as customers receive our products and services through a single point of access with access to standardized and automatically priced products delivered with the assistance of preapproved risk models and automated decision-making system.

•	Companies (Empresas)1 (Digital). Companies with annual revenue of up to R$300,000. We serve these customers principally through a relationship manager available through online channels. We believe that this improves service availability and simplicity for our customers, including through extended service hours (8:00 a.m. to 8:00 p.m., Monday through Friday). We also offer these customers a full range of other online banking services.

In recent years, we have developed products specifically for SMEs, including industry-specific offers specially designed to meet the needs of bars and restaurants, gas stations, medical offices and clinics, franchises and supermarkets. In addition, we have also repositioned the “Santander Negócios & Empresas” customer segment, improving our financial offer and launching a non-financial offer called “Programa Avançar.” The program provides companies with concrete deliverables, such as videos, events and workshops in order to develop partner and employee skills, build teams to support talent hiring and help connect our customers to international trade through the Santander Trade portal.

The table below sets forth our SME loan portfolio at the dates indicated, as per our management records:

	For the year ended December 31,			Change, December 31, 2017 vs. December 31, 2016
	2017	2016	2015	R$ million	%
	(R$ millions)
Agricultural lending	506	322	243	184	57.1
Working capital loans	12,359	12,695	14,736	(366)	(2.6)
Buyer financing	32	21	27	11	52.4
Vendor financing	16	10	9	6	60.0
Discounted receivables	1,667	1,491	1,228	176	11.8
Comex	1,723	1,259	1,954	464	36.9
Overdraft facility	2,773	2,837	3,072	(64)	(2.3)
Refinancing	4,169	4,365	3,691	(196)	(4.5)
Resolution 2,770	16	35	78	(19)	(54.3)
Account overdraft loans	1,820	1,734	1,983	86	5.0
CDC/leasing(1)	1,724	1,506	1,521	218	14.5
Other(2)	20,074	16,165	14,982	3,909	24.2
Total(3)	46,879	42,440	43,524	4,439	10.5

(1)	Does not include consumer finance products.

(2)	Includes credit cards, mortgage finance products and other products.

(3)	Includes SMEs with annual gross revenues up to R$200 million.

Consumer Finance

Santander Financiamentos (the commercial brand used by our subsidiary Aymoré CFI) is our main consumer finance channel, with expertise in providing consumer credit (for the financing of purchases of motor vehicles, as well as other goods and services) directly to borrowers or through intermediate agencies.

We have a total portfolio of R$33.2 billion which is primarily composed of auto loans for individuals. We are the market leader in auto loans, with a market share of 23.1% as of December 31, 2017, according to the Brazilian Central Bank.

We have introduced “+negócios,” which we believe to be a leading online lending platform. +negócios is an innovative digital commercial platform designed to be simple and intuitive and which allows for faster loan simulations, credit approval and proposal formalization in addition to providing portfolio management reports. In May 2017, we introduced + Vezes, which enables retailers to offer installment payment options on purchases of goods and services. These platforms supported the expansion of our business, with over one million unique simulations being conducted on these platforms in December 2017.

We have also strengthened our positioning by offering integrated financing solutions together with Webmotors S.A., an online portal active in the Brazilian market through which consumers can advertise their cars for sale, and Santander AutoCompara, a tool which allows customers to compare car insurance prices for insurance coverage across several insurance companies.

We have joint ventures with RCI (Renault and Nissan) and PSA (Peugeot, Citroën and DS), and white-label partnerships with Hyundai, Subaru, Volvo and Chery. In addition, we also provide consumer credit through intermediate customers (i.e., stores), or industrial or partner brands, including businesses in the furniture, tourism, health, technology, accessibility equipment, renewable energy and cleaner processes sectors, among others.

The following table sets forth certain key financial and operating data regarding our consumer finance business for the periods indicated.

	As of December 31,			Change between 2016 and	Change between 2015 and
	2017	2016	2015	2017	2016
Consumer finance loan portfolio market share (1) (%)	23.1%	20. 3%	18. 1%	2. 8 p.p.	2.2 p.p.
Consumer finance portfolio (R$ billion)	33.1	26.6	25.8	24.7%	2.9%
Share of auto loan in the consumer finance portfolio (%)	85.6%	83.0%	86.3%	2.6 p.p.	(3.3) p.p.

(1)	Source: Brazilian Central Bank.

Corporate

Our corporate customer segment comprises large companies that have annual gross revenues greater than R$200 million (other than global corporate customers). We focus on fostering a close relationship with our corporate customers by providing them with customer-tailored services. In 2017, our team comprised approximately 120 bankers across Brazil dedicated exclusively to our corporate sector.

Global Wholesale Banking

Global Corporate Banking

Global Corporate Banking (“GCB”) is the global business unit that covers those customers that, due to their size and complexity, require tailored services or high-value-added wholesale products. In this segment, we provide a wide range of domestic and international financial services to large Brazilian and multinational companies. Our customers in the GCB segment benefit from the global structure of services provided by the Santander Group with its worldwide integrated wholesale banking network and global services solutions, combined with its local market expertise and provision of integrated services.

Our product and service portfolio ranges from basic to tailor-made and highly complex solutions in the following areas:

•	Global Transaction Banking, which includes the development and management of local and global transactional banking products, including local loans, commercial finance, BNDES on-lending, trade finance, local and international guarantees, structured loans, cash management, funding from international banks and specialized sales.

•	Global Debt Financing, which includes funding and financial advisory services, origination and distribution of fixed-income securities in the capital markets, financing of acquisitions and syndicated loans, other structured financings, tax equities, subordinated debt and energy efficiency transactions.

•	Investment Banking, which includes advisory services relating to mergers and acquisitions and equity capital markets.

•	Equities, which includes stock brokerage and advisory services, cash equities services for individuals, corporate and financial institutional investors and equity research.

•	Client Treasury, which includes structuring foreign exchange transactions, offering various foreign exchange products, over-the-counter derivatives and investments and other financial and structured products for customer or different segments including institutional investors, corporate and retail customers and equity derivatives.

•	Market Making, which is responsible for the pricing of customer deals originated by our sales force from corporate, institutional, private banking and retail segments.

The GCB team is dedicated to customer coverage comprising a range of industries, including telecommunications, retail, aviation, real estate and logistics, power, construction and infrastructure, natural resources, food, agribusiness and financial institutions. We are one of the leading banks in capital markets and financial advisory services in the Brazilian and international markets as evidenced by the awards we have received, the principal among which are listed in the table below.

Area	Acknowledgments
Global Transaction Banking	1st place in BNDES Disbursements to Large Companies and 4th place in BNDES Disbursements to Small and Medium Enterprises in the first half of 2017, according to the BNDES
Best Trade Bank in Latin America by Trade and Forfaiting Review in 2017
Best Trade Bank in Latin America, according to Euromoney in 2016
Investment Banking	Leadership in M&A: from 5th place in 2015 to 1st place in 2016, according to Thomson
Equities

Ranked as 4th place among Brazilian banks and 6th place in Latin America. Ranked as 1st place in the Energy & Sanitation and Transportation (Latin America), Education (Brazil) and Strategy (Brazil and Latin America) sectors and several leading positions in Brazil’s Research rankings by U.S. magazine Institutional Investor in 2017

Santander Corretora was authorized to use B3’s Agro Broker seal. It now has all B3 qualification seals
Client Treasury	1st place in the Foreign Exchange Rankings by the Brazilian Central Bank since 2014
Best Treasury in Brazil in 2017, according to Euromoney
Financial Solutions and Advisory	Project Finance with Seaborn Networks won the Greenfield Deal of the Year 2016 award by World Finance magazine
Project Finance with Seaborn Networks won the Perfect 10 ECA Finance Deal of the Year 2016 award by Trade & Export Finance
1st place Financial Advisor for Project Finance in Brazil and Americas 2017, according to Dealogic
Leader in Fixed Income, according to ANBIMA
Leader in Project Finance Advisory for the 8th time since 2008, according to ANBIMA
Best Commodity Finance Bank in Latin America, according to Euromoney

Proprietary Trading

Our proprietary trading division is responsible for the management of our proprietary books and liquidity positions.

Principal Products and Services Provided to Our Customers

Credit and debit Cards

We operate in the credit and debit card market issuing credit and debit cards to our customers (including both account and non-account holders). We endeavor to offer credit and debit cards compatible with the income level and lifestyle of each of our customers. Most of our credit and debit card customers are individuals. Our revenues from credit and debit cards include administration fees, interest on unpaid balances, annuity fees and withdrawal fees.

Holders of credit cards issued by Santander Brasil have access to the Esfera rewards program, which offers exclusive deals and discounts with more than 300 partners such as Cinépolis, FastShop and Casas Bahia, among others. In addition, holders of credit cards also have access to Bonus Esfera, which enables customers to exchange their Esfera reward points for certain products, services and travel benefits.

Our credit card holders also have access to our Santander Way mobile application, which is an online credit card tool allowing customers, among other things, to track their credit card use online. With more than 4.2 million unique users, Santander Way is a highly ranked payment app, with 4.8 stars on the App Store and 4.6 stars on Google Play. In 2017, we launched Santander Pass, a credit card using near-field communication technology which allows for contactless payments. We offer two devices (a bracelet and a sticker) linked to our customers’ cards to simplify our customers’ user experience.

We exclusively distribute the AAdvantage® card in Brazil, which is linked to the American Airlines loyalty program, one of the most recognized programs in the market. We also have partnerships and associations with brands such as Dufry, Shell, Vivo and Smiles (which was launched recently) to offer exclusive benefits to our customers.

We have also launched two -innovative credit cards in the market:

•	“Play,” which is aimed at college students and has a dynamic credit limit that increases according to customers’ usage and payment history; and

•	“1|2|3,” which is aimed at customers with higher incomes (R$1,500 per month and above) and Santander Van Gogh customers. “1|2|3” allows users to earn points from our Esfera rewards program (each U.S. dollar spent equals one point in domestic transactions, two points in online transactions and three points in international transactions).

In January 2017, the CMN enacted a new resolution establishing that credit card bills and the debt balance of other forward-paying products may be used as revolving credit only until the following bill. Thereafter, financial institutions must offer customers another type of financing on more favorable conditions than those typically found in the credit card market. In order to comply with the resolution, we offer customers a solution that automatically converts the balance of any revolving credit outstanding after the relevant bill into an installment loan. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Credit Cards.”).

The following table sets forth certain key financial and operating data regarding our credit card business for the periods indicated.

	As of and For the Year Ended December 31,			Change between 2016 and	Change between 2015 and
	2017	2016	2015	2017	2016
Credit card turnover market share(1)	14.6%	13.1%	12.2%	1.5 p.p.	0.9 p.p.
Credit card portfolio (R$ billion)	25.1	21.1	19.4	19.0%	8.7%
Total card turnover (R$ billion)	167.9	140.2	122.9	19.7%	14.1%
Credit card turnover (R$ billion)	111.5	92.2	82.2	20.9%	12.2%
Total card transactions (in millions)	1,969.0	1,651.5	1,424.0	19.2%	16.0%
Credit card transactions (in millions)	974.2	810.7	704.0	20.2%	15.2%
Participation of credit card in the household consumption – Market overview (1) (%)	17.6%	17.5%	17.7%	0.1 p.p.	(0.2) p.p.

(1)	Source: Data for 2017 is based on ABECS data for the nine months period ended September 30, 2017 as data for the year ended December 31, 2017 was not available as of the date of this annual report. For comparison purposes, the difference between September 30, 2017 and September 30, 2016 would be: 1.7 p.p. for “Credit card turnover market share” and 0.4 p.p. for “Participation of credit card in the household consumption – Market Overview.”

Payroll Loans

A payroll loan is a retail product with a differentiated method of payment. Monthly installments are deducted directly from customers’ payroll by their employer and then credited to Santander Brasil, significantly reducing our credit risk. Our customers are typically retirees benefitting from a state pension, private sector employees and employees from the public sector. We make payroll loans available directly to our account holders as well as indirectly to non-account holders through Olé Consignado.

We offer payroll loans through our mobile banking as well as through our branches. Since July 2017, customers can apply for and receive a payroll loan entirely online. We seek to advise our customers as to which type of loan they should enter into (personal or payroll) based on their financial needs.

The following table sets forth certain key financial and operating data regarding our payroll loans business for the periods indicated.

	As of December 31,			Change between 2016 and	Change between 2015 and
	2017	2016	2015	2017	2016
Market share in origination (1)	12.1%	9.8%	6.5%	2.3 p.p.	+3.3 p.p.
Payroll loan portfolio (R$ billion)	25.5	18.9	14.8	35.0%	27.5%

(1)	Source: Brazilian Central Bank, as of December 31, 2017 and December 31, 2016, as applicable.

Mortgages

We offer long-term loans to our customers for the purchase of real estate, secured by deeds of trust, or for customers who wish to obtain a loan using real estate as collateral. We consider mortgages to be a strategic product due to their lower risk (since the acquired property serves as collateral) and ability to increase customer loyalty (especially given that we offer customers more attractive rates if they choose to bank with us). Our customers in this market are primarily individuals.

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

The following table sets forth certain key financial and operating data regarding our mortgage business for the periods indicated.

	As of December 31,			Change between 2016 and 2017	Change between 2015 and 2016
	2017	2016	2015
	(in R$ billions, except percentages)
Mortgage loan portfolio	34.8	36.6	36.8	(5.0)%	(0.5)%
Individual sector mortgage loans	28.2	27.3	26.1	3.4%	4.5%
Loan to value(1) – Production (% quarterly average)	58.6%	55.9%	59.2%	2.7 p.p.	(3.3) p.p.
Loan to value(2) – Portfolio (%)	46.4%	48.1%	49.3%	(1.7) p.p.	(1.2) p.p.

(1)	Ratio between loans and the value of the collateral, excluding home equity.

(2)	As of 2017, the LTV guarantee is calculated at market value. In the previous years it was calculated based on the value of the collateral registered in the contract. For better comparison, the 2016 and 2015 values were restated.

Superdigital

Superdigital is our digital payment solution that allows customers to manage their daily financial activities entirely online in a user-friendly interface through a pre-paid account. Superdigital is an evolution of ContaSuper, which we acquired in 2016.

Superdigital customers can easily and rapidly (i) make withdrawals in the “Banco24Horas” ATM network; (ii) send and receive money from any bank; (iii) recharge mobile phones; and (iv) carry out foreign exchange transactions in up to 10 currencies. In addition to all these features, customers also receive an international MasterCard credit card to make purchases in physical and online stores and have access to the Santander Esfera and MasterCard Surpreenda programs, which offer a series of benefits and promotions.

The following table sets forth certain key financial and operating data regarding our Superdigital business for the periods indicated.

	For the Year Ended December 31,			Change between 2016 and 2017	Change between 2015 and 2016
	2017	2016	2015
Total customers (thousands)	1,287.2	810.7	391.3	58.8%	107.2%

Agribusiness

Our agribusiness customer unit offers a complete range of products and services targeting the agribusiness sector through a network that includes 14 specialized stores located in key agricultural regions, a team with expertise in the agribusiness (including agronomists) sector and a team with the expertise necessary to offer certain segment-specific products, in addition to our mainstream banking and finance products, to farmers, cooperatives and agribusinesses.

The following table sets forth certain key financial and operating data regarding our agribusiness for the periods indicated.

	As of and For the Year Ended December 31,			Change between 2016 and 2017	Change between 2015 and 2016
	2017	2016	2015

Number of agribusiness-focused stores	14	—	—	14	—
Agribusiness loan portfolio (R$ billion)	11.5	8.9	6.0	29.1%	47.9%

Merchant Acquiring Market | Getnet

Getnet is a technology company that offers merchant acquiring solutions, both physically and through digital means. The acquisition of Getnet, which was completed in 2014, has given us more flexibility, allowing us to create more complete and tailor-made solutions to our customers. According to a Nilson report for 2017, Getnet is currently the fourth largest merchant acquiring company in Latin America and the second largest e-commerce acquiring company in Latin America, in each case based on number of transactions.

We offer payment solutions for individuals and companies, including: (i) mobile and Wi-Fi point of sale, or POS, devices; (ii) Vermelhinha, a mobile POS device which self-employed professionals and small companies may buy or rent from us; (iii) TEF, a solution for establishments with a significant number of transactions, integrated with the establishment’s systems and which offers reconciliation of sales through our “Santander Mais Gestão” program; (iv) the Getnet App, which helps merchants manage their business; (v) POS Digital, which merges payment and apps; and (vi) eGetnet, a digital platform of e-commerce with services such as safe box, recurrence and anti-fraud systems.

Getnet also enables us to provide a fully integrated offering to SME customers, including card payment solutions. One of them is “Conta Integrada,” a bundle combining a current account with an integrated card payment solution which rewards customers who concentrate their sales on POS devices.

In order to ensure the high quality of our products and services, we have received these relevant certifications:

•	Tier III – international seal of availability, reliability and security in data centers;

•	PCI – the highest recognition of data security for the payment card industry;

•	PIN Visa 2.0 – to enhance validation methods and improve consistency with compliance assessments;

•	ISO 27.001 – attests to the excellence of processes and security in confidentiality, integrity and availability of information;

•	ISO 10.002 – excellence in the treatment of complaints in electronic means of payment; and

•	Reclame Aqui’s RA1000 Seal, which is given to companies with excellent levels of service and commitment to after-sales.

The following table sets forth certain key financial and operating data regarding our merchant acquiring business for the periods indicated.

	As of and For the Year Ended December 31,			Change between 2016	Change between 2015
	2017	2016	2015	and 2017	and 2016
	(R$ millions, except as otherwise indicated)
Market share of total turnover(1)	11.5%	9.5%	7.7%	2.1 p.p.	1.7 p.p.
Debit turnover	51.2	37.6	29.3	36.0%	28.3%
Credit turnover	90.9	70.6	53.7	28.7%	31.4%
Number of debit transactions (thousand)	840,171	592,937	436,396	41.7%	35.9%
Number of credit transactions (thousand)	743,263	654,090	381,937	13.6%	71.3%

(1)	Source: ABECS

Cash Management

We offer cash management solutions to corporate customers and SMEs online through our Internet banking and mobile banking services. Our revenues from cash management include fees from the following products which we offer: (i) collections, in which we assist customers in carrying out commercial transactions using printed or online payment slips; (ii) payments, consisting of simple and automatic management of our customers’ accounts payable activities through individual transactions or via electronic file transfer; (iii) payroll, which is intended to facilitate the management of salary and benefits payments to our customers’ employees via an online tool; (iv) collection of values, which consists of the payment of cash values and checks at the customer’s points of sale; and (v) custody, by which we perform the custody, control and deposit of predated checks up to the date of clearing.

Customer Funding

Since we are primarily a commercial bank, our main sources of liquidity are customer funding through deposits and other bank funding instruments. These deposits, combined with equity and other instruments, enable us to meet most of our liquidity and legal reserve requirements. As of December 31, 2017, customer deposits amounted to R$276.0 billion, representing 63.5% of total funding, which amounted to R$434.6 billion.

For more information, refer to “Item 5. Review and Operating and Financial Outlook—B. Liquidity and Capital Resources—Liquidity and Funding.”

Investments

Our investment products are created through a qualified advisory process that seeks to understand our customers’ investment profile. This analysis allows us to map out solutions for our customers’ short-, medium- and long-term objectives.

Our recommendations are always based on a “recommended portfolio” solution, which seeks better returns for our customers through the combination of diversified products and services that meet the specific needs of each customer, as well as our own objectives.

Our portfolio is composed of a wide range of products, which are distributed and offered at our branches and digital channels, including investment funds, which are managed by Santander Asset Management, time deposits, real estate credit notes, agricultural credit notes, financial letters and structured notes certificates, which are treasury-managed, and other products such as equities, derivatives, exchange traded funds, real estate funds and public securities, which are intermediated by Santander Corretora.

Additionally, our partnership with Zurich Santander allows us to offer a wide range of private pension plans.

Service Channels

We offer our financial services and products to our customers through our multichannel distribution network, composed of: (i) physical channels, such as branches, mini-branches, or PABs, and ATMs; (ii) call centers; and (iii) digital channels, such as Internet banking and mobile banking.

The main focus of our service channels is to provide our customers a full range of services across all channels, according to their choices and/or needs. The availability of digital service channels gives our customers the necessary autonomy to meet most of their needs through digital channels. This enables our branch employees to focus on customer service and the provision of advice rather than operational tasks. Our investment in digital channels has been important in developing this strategy.

Physical Distribution Network

Our distribution network provides integrated financial services and products to our customers through a variety of channels, including branches and mini-branches (or PABs) and ATMs. The following table presents our physical distribution network as of the dates indicated.

	As of December 31,
	2017	2016	2015
Branches	2,255	2,254	2,262
PABs	1,211	1,167	1,175
Own ATMs	13,522	13,806	14,221
Shared ATMs	21,195	19,868	18,550

Branch Network

Our branch network offers our customers our entire portfolio of products and services with personal and customized customer service. As of December 31, 2017, we had a network of 2,255 full service branches throughout Brazil, 85% of which were concentrated in the Southeast and South regions.

The table below shows the geographic distribution of our branch network as of the dates indicated.

	As of December 31,
	2017	2016	2015
Northeast	8%	8%	8%
North and Midwest	6%	6%	6%
Southeast	72%	72%	72%
South	13%	13%	13%

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

ATMs

We operate an extensive network of 13,522 ATMs, including those located in our branches and PABs. In addition, our customers have access to the “Banco24Horas” network, which operates 21,195 ATM units. Through this network, our customers are able to access their accounts and conduct banking transactions, as well as purchase most of the products and services available in our portfolio.

Call Centers

Our call centers provide our customers with the opportunity to make inquiries, execute payment transactions and apply for products and services, such as personal loans. Our call centers are also an important distribution channel that offers our clients additional products and services to our customers.

As of December 31, 2017 our call centers served approximately 8.9 million customers and employed approximately 5,200 people.

Digital Channels

Our digital channels include Internet banking, mobile banking and other digital platforms intended to provide our customers a convenient manner in which to access the products and services which we offer. We have recently made improvements to our digital channels, including:

•	Internet Banking. We have revised our Internet banking service with a view to simplifying it. The home screen now features the most important services, such as checking account, credit card, investments and personal loans, as well as the option to choose favorite features. We have also added a search engine, which helps customers find features that are not frequently used, such as income reports.

•	Mobile Banking. We have modernized our apps, which can be downloaded on mobile devices and smartphones from the Apple Store and Google Play store. As a new feature for investments, our apps now provides a graphical and consolidated view of the investment portfolio, in addition to allowing customers to make investments in mutual funds, fixed income products and others (as well as withdraw funds from the same). We also provide corporate and SME customers the possibility of making transfers and payments, checking their ContaMax account, simulating, contracting and canceling working capital loans, accessing the automatic prepayment of card receivables, using certain chat functions and unlocking and registering a new access password.

The following table provides certain key operating information with regards to our digital channels as of the dates indicated.

	For the year ended December 31,
	2017	2016	2015
	(in millions)
Number of digital customers(1)	8.6	6.4	4.8
Number of digital channel transactions(2)	3,699	3,151	2,460
Number of customers with biometric registration	7.7	6.6	0.12

(1)	We define digital customers as customers who have used at least one of the digital channels made available by Santander Brasil (i.e., mobile banking and internet banking) in the preceding 30 days.

(2)	Refers to transactions carried out through Internet banking, mobile banking and other digital platforms.

Internet banking and mobile banking transactions accounted for around 73.9% of all transactions in 2017, compared to 69.4% in 2016 and 65.9% in 2015. The following table provides an overview of the weight of each key non-physical distribution channel in our overall distribution system.

	For the year ended December 31,
	2017	2016	2015
	(%)
Internet banking	54.0	54.3	56.2
ATMs	14.4	16.7	16.7
Mobile(1)	19.9	15.1	9.7
Branch	5.4	6.8	9.2
IVR(2)	2.7	3.8	5.5
Call Center	3.5	3.3	2.7

(1)	Includes tablet transactions. Data refers to total transactions (account holder and unique product-holder).

(2)	Interactive voice response is an automated telephony system in which a computer interacts with callers (who can use their voice and tones input via a keypad to communicate with the computer), gathers information and routes calls to the appropriate recipient.

In addition to Internet banking and mobile banking, we have digital platforms that play an important role in providing a better digital experience for our customers and potential customers, including:

•	Digital account opening. We have made it possible to open an account with Santander Brasil entirely online.

•	Santander Corretora App. We provide a digital trading platform for our brokerage customers.

•	Superdigital. Our digital payment platform is available online and through our mobile app.

•	Santander Financiamentos. We have made it possible for customers to simulate and enter into auto loans via our website as well as through our online app.

•	Autocompara. Autocompara allows customers to obtain insurance quotes from six different insurance companies and purchase the best offer through Autocompara’s website.

•	Esfera. Our reward and discount program can be accessed through a dedicated website and mobile app.

•	SantanderWay. SantanderWay is an app that allows customers to manage all their Santander Brasil cards through a digital channel.

•	ID Santander. ID Santander is an app designed to increase transaction security across our corporate Internet banking and Santander Empresas apps.

•	Getnet app. The Getnet app enables customers to manage credit and debit card sales on Getnet terminals, among other services.

•	Santander One Investimentos. Our Santander One Investimentos program features videos with information on the best investments for our customers and is available on our website and our YouTube channel.

Technology and Infrastructure

We believe that proper management of technology is key for the efficiency of our business. Santander Brasil is continuously investing in new technologies and renewal of equipment and infrastructure, aiming to provide better solutions to our customers, improve profitability and grow our business. We operate a modern technology platform interconnected with that of the Santander Group, which allows us to serve our customers on an international scale. We believe that being interconnected with the technological platform of the Santander Group gives us an advantage as we are the only international bank with significant operations in Brazil. See also “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Information Technology Platform.”

One of our key goals is to be able to serve our customers through a number of channels, including both physical channels (such as branches) and digital channels (such as Internet and mobile banking). We endeavor to be customer-centric and be able to meet customers’ needs conveniently and effectively by enabling our customers to interact with us through the channels which they prefer from time to time.

In order to achieve this goal, in 2017, we released a new app called “Santander Way” developed for the credit card and payments market which, among other functionalities, allows our customers to shop using a virtual card (secure online shopping), enable or disable the use of customers own credit cards outside of Brazil and manage their expenditure and limits in an user-friendly manner.

Below are a few of the other initiatives which we have undertaken in order to be able to provide our customers with an enhanced digital experience:

•	Continuous improvements to our mobile banking systems. We have made continuous incremental improvements to our mobile banking systems and interface, including making loan renegotiations via chat possible, providing “touchID” sign in, enabling customers to recharge their prepaid mobile phones, introducing ID Santander (an app designed to increase transaction security across our corporate Internet banking) as well as other steps to make it easier for our customers to perform transactions online.

•	Santander Pass. In 2017, we launched Santander Pass, a credit card using near-field communication technology which allows for contactless payments. We offer two devices (a bracelet and a sticker) linked to our customers’ cards to simplify our customers’ user experience.

•	Digital document management system. We have put in place a digital documents management platform to improve the day to day work of our branches and back office. The system was put in place in November,2016 and already contains approximately five million documents.

•	Biometric identification. As of December 31, 2017, we had enrolled over 10 million customers in our biometric identification platform, which allows our customers to access ATMs without using their debit or credit cards.

•	Digital client onboarding. We have put in place a digital client onboarding solution which enables customers to open an account with us entirely online.

•	Superdigital. We have made improvements to our Superdigital app, which enables customers to manage their finances in a different and dynamic way through a prepaid account. Services available include money transfers, payment sharing and other similar services available via chat.

•	New HR tools. We have a new human resources interactive portal which includes new tools such as working hours management, team information and personalized alerts. In addition, we have introduced “Santander Pessoas,” an application that enables employees to clock in and out by geolocation, and review their pay slips and working hours.

•	Academia Santander. We have also launched Academia Santander, which is both a physical space and an online platform intended to spread knowledge among our employees regarding strategic subjects such as innovation, digital culture and business unit management, among others.

•	Ongoing development. We are pursuing analyzing the possibility of introducing certain additional technologies to our operations, including: (i) research on speech analytics with regards to contact center calls, (ii) research of natural language processing to review legal agreements and (iii) launch of a new projects to deliver an improved chat-automated chat platform to support our employees.

A key factor in making us a more digital organization has been the evolution in the way we develop new solutions internally. In 2016, we introduced a software development method known as “Scaled Agile” development. This involves putting together multidisciplinary teams from our business and technology functions and giving them the necessary autonomy to adapt to changing circumstances and requirements. We believe that these multidisciplinary, issue-focused teams are able to delivery projects in an efficient and more responsive manner. As of December 31, 2017, we had over 1,000 professionals spread through 100 “agile” teams covering approximately 70% of all our ongoing software development projects. We have also taken steps to increase the automation of development and release cycles through a software life cycle best practice known as “DevOps” which seeks to promote greater contact between IT developers and IT operations teams.

Communications and Marketing

In 2017, we used communication and marketing tools to deliver more streamlined and appropriate solutions against a demanding economic scenario. Our communications and marketing initiatives in 2017 included:

•	Campaigns focused on debt renegotiation. We used the “Credit with Attitude” campaign, for example, to promote the proper use of credit.

•	Black Week Santander. We launched “Black Week Santander” in the last quarter of 2017 during which we placed more than 30 products and services on sale.

•	Reduced Response Times in Our Interactions with Customers. We launched the “Mesa Ágil Santander Brasil” pilot project at the end of 2017 pursuant to which we began providing our customer service on a 24/7 basis in order to significantly reduce our response time.

•	Social Media. In 2017, we accumulated around 3.3 million followers on Facebook, 183,900 on Twitter, 84,400 on LinkedIn, 57,000 on Instagram and 121,300 registered followers on YouTube.

•	Farol Santander. We launched the latest entrepreneurism, culture and leisure facility in the city of São Paulo, Farol Santander. The building, a landmark in the city of São Paulo, was initially inaugurated in 1947 and was acquired by Santander Brasil in 2000. Reopened on January 25, 2018, the Farol building was designed to connect citizens, their capacity, cultural identity and social relationships, thereby contributing to the redevelopment of the city’s old quarter.

Sustainability

Our sustainability strategy is based on three pillars which are aligned with our business and Brazil’s development priorities: (i) social and financial inclusion, (ii) education and (iii) social and environmental businesses and management. Our solidity is based on a consistent risk culture and the responsible management of our activities. Through our practices, we seek to act as a transformational agent, contributing to the prosperity of our clients and society.

Social and Financial Inclusion

Our microcredit unit, Prospera Santander Microcrédito, is the largest productive and oriented microcredit operation - which is aimed at formal and informal micro entrepreneurs and focused on generating work and income - among privately owned banks in Brazil based on market share and portfolio value. In 2017, we launched products and services designed to increase access to banking services such as checking account, credit card, POS machines, personal accident insurance and savings accounts. As a result, in the year ended December 31, 2017, our microcredit unit disbursed a total of approximately R$800 million (a 32.9% increase compared to our disbursements in the year ended December 31, 2016), by generating more than 200,000 operations, from active customers, and opened approximately 36,000 new checking accounts. We maintained a high payment compliance rate (95.6%), as a result of our business model, educational actions, such as financial education lectures, and the capacity-building program Parceiros em Ação, which is a private social investment program that supports the development of microenterprises in low-income regions where Prospera Santander Microcrédito is present. In the year ended December 31, 2017, 1,066 entrepreneurs were trained in 17 Brazilian cities.

The Programa Amigo de Valor, for instance, allows Santander Brasil, as well as our employees and customers, to transfer part of their owed income tax directly to the Child and Adolescent’s Rights Funds. In the year ended December 31, 2017, this program raised funds totaling R$12 million (a 14.5% increase compared to the year ended December 31, 2016), which were directed to 38 projects in Brazil. We expect that these projects will benefit approximately 10,000 children, adolescents and their families.

In addition, the Programa Escola Brasil, a corporate volunteering program focusing on public schools, promoted over 400 actions with the effort of 1,174 employee volunteers, in 198 public schools.

Education

Our Santander Universidades Brasil program is committed to social and economic inclusion through investment in higher education programs, promoting the insertion of students in the labor market and supporting entrepreneurship and innovation initiatives with incentives and awards. In 2017, Santander Universidades Brasil, granted 3,437 scholarships to students.

Another important initiative to support education is Universia, the leading university network in Ibero-America. Universia has been sponsored by the Santander Group since its founding. In Brazil, there are 404 universities participating, 120 employment websites with over 800,000 job positions. In 2017, Universia Brazil recruited 2,800 students for internship positions, had over 17.3 million unique users in its website.

Social and Environmental Businesses

In 2015, we published and implemented our Socio-Environmental Responsibility Policy, or PRSA, based on the guidelines set forth in CMN Resolution 4,327/14, further incorporating sustainability into the organization’s analytic and decision-making processes. As part of our socio-environmental governance improvement process we launched the Senior Executive Committee of the PRSA, which is composed of the vice presidents of risk, human resources, communications, marketing, institutional relations and sustainability and the compliance officer. This committee will be involved in strategic decisions regarding the PRSA and will act as a bridge with the board of executive officers.

We offer products, services and programs which promote the development of our customers’ businesses in more sustainable ways. For example, in 2017, we participated in an issuance of green bonds in the amount of U.S.$500 million for projects involving energy efficiency, waste management and sustainable water management and two issuances for the construction of wind farms, in the amount of R$22 million. We have also set up an initiative to promote low-carbon financing. In 2017, we launched the CDC Socioambiental product for individual customers and the Plano Empresário Sustentável product for the construction sector. In the year ended December 31, 2017 we disbursed more than R$1.7 billion to socio-environmental financing.

We have continued to progress with “Fit to Grow,” which was implemented in 2016 to promote rational expenditure management. At the end of the first year of implementation, we had a reduction in consumption involving electricity (approximately of 6%), paper prints (of 4.5%) and air travel (of 19.5%).

Recognitions

Our sustainability strategy and practices have been recognized by the inclusion of Santander Brasil, for the eighth consecutive year, in the portfolio of the Índice de Sustentabilidade Empresarial – “ISE” (Business Sustainability Index) of the B3. The ISE highlights companies with recognized commitment to social responsibility and business sustainability, in addition to acting as a promoter of best practices in the business community.

Other recognitions in 2017 included:

•	We were recognized by the Exame Sustainability Guide promoted by “Revista Exame.”

•	We achieved third place in the category Leading Company in Corporate Governance 2017 in the Sustainable Leaders Agenda 2020 of ALAS20 Latinoamérica.

•	Spanish Chamber of Commerce in Brazil Award of Sustainability: Universia Brazil’s activities were one of the highlights in the “large companies” category.

•	With Fit to Grow case, we were recognized in the category of Sustainability in Products and Services, by the “Prêmio ECO,” organized by the American Chamber of Commerce.

•	We received the “Efficiency Practices Leader” awarded by the “Federación Latinoamericana de Bancos” (FELABAN) and the International Finance Corporation (IFC).

•	We were recognized by the Carbon Disclosure Project as one of the largest Brazilian leaders in climate change, having reached the highest score among companies in the financial sector.

•	Our head office received the “Guia de Rodas Seal,” a certification related to accessibility for people with disabilities.

•	In 2017, we contributed to the Santander Group’s inclusion in the Dow Jones Sustainability Index for an additional year (ranked tenth among banks included in the index, which includes a total of 319 companies).

Insurance Coverage

We maintain insurance policies that we renew annually in order to protect our assets. All of our branches, affiliates and administrative buildings are insured against loss caused by fire, lightning, explosions and other risks. Such coverage establishes reimbursement for the asset replacement value.

In addition, we also maintain the following insurance policies:

•	policies against material and/or bodily damage caused to third parties for which we are held responsible;

•	policies against financial losses due to fraud or employee misconduct, among others;

•	directors and officers insurance policy for our management against third-party complaints regarding management acts. There are insurance policies against crimes, employee dishonesty and damages arising out of public offerings; and

•	policies against hacker attacks and cyber-crimes.

Dependence on Patents, Licenses, Contracts and Processes

In Brazil, ownership of trademarks can be acquired only through a validly approved registration with the National Institute of Intellectual Property (Instituto Nacional de Propriedade Industrial, or “INPI”), the agency responsible for registering trademarks, patents, designs and software in Brazil. After registration, the owner has exclusive rights of use of the trademark throughout Brazil for a 10-year period that can be successively renewed for equal periods.

As of the date of this annual report, we own 545 trademarks in Brazil, 365 of which are owned by Santander Brasil, with the remaining 180 owned by other companies of the Group.

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

Our Intellectual Property department monitors social media pages for any unauthorized use of our trademarks. In addition, our Internet domain names are registered and monitored by the Santander Group in accordance with its policies, and the registration and creation by us of Internet domain names are subject to the prior approval of our Intellectual Property department.

Competition

In the last few decades, the Brazilian financial system has experienced significant structural changes, following the evolution of the country’s economic environment and developing a solid framework, for both legal and financial supervision.

The consolidation of the Brazilian financial sector in the recent past, with the merger of large banks and the privatization of state-owned banks, led to increased competition in the Brazilian market for banking and financial services. According to the Brazilian Central Bank, in December 2017, there were 135 universal banks, 20 commercial banks and 13 investment banks, along with several brokers, leasing companies and other financial institutions operating in Brazil. Between 2011 and 2016, the Brazilian economy grew less than in prior years while delinquency rates, inflation and currency depreciation increased. Consequently, financial institutions operating in Brazil intensified their efforts to reduce their exposure to credit risk by increasing their provisions for credit losses, moving their credit portfolio from products with larger spreads (and therefore, increased credit risk) to products with lower risks (and therefore, lower spreads) and shifting to a more conservative product mix. In 2017 the Brazilian economy began recovering with GDP growing by 1% during the year.

Currently, there are five commercial financial institutions at the forefront of the Brazilian financial industry in terms of assets: Santander Brasil, Bradesco, Itaú Unibanco, Banco do Brasil and Caixa Econômica Federal. Together, these financial institutions accounted for 76.0% of the credit and 84.1% of the deposits available in the country in September 2017, according to the Brazilian Central Bank and the financial statements of the aforementioned banks.

Industry Transformation

Public Sector

Despite the privatizations and consolidations in the banking industry, the Brazilian government still controls commercial banks at both the state and federal levels. In addition to their significant roles as credit providers (with a 54.1% market share) and deposit takers (with a 43.0% market share, according to the Brazilian Central Bank. The state-owned banks also act as regional development agencies, with a strong position in markets such as housing and rural credit.

The three main financial institutions controlled by the federal government are:

•	Banco do Brasil, a full-service bank that offers a wide range of products to the public and private sectors, and runs public rural loans programs. It is the main financial agent of the Brazilian government;

•	Caixa Econômica Federal, a full-service bank, mainly involved in deposit taking, housing credit and urban infrastructure development; and

•	BNDES, a development bank which offers credit lines of medium and long-term financing at competitive interest rates to the private sector, especially the industrial sector. It operates with direct or indirect financing, through the transfer of resources to other state or privately owned financial institutions.

Private Sector

We consider two privately owned financial institutions to be our main competitors: Bradesco and Itaú Unibanco. Both have established brands and distribution capacity throughout the country, competing in every category of banking activity. Furthermore, we also face competition from local and regional banks that operate with commercial banking products in specific niches. In the GCB segment, our competitors are global financial institutions focused on investment bank services, which fill this role as a result of their experience in complex and structured operations, as well as their distribution network throughout Europe, North America and Asia.

Market Share

The following table shows the market share of the four leading financial institutions in Brazil at the dates indicated:

	Santander Brasil	Bradesco	Itaú Unibanco	Banco do Brasil
	(%)
Total assets(1)	8.4%	13.2%	17.3%	17.1%
Total loans(2)	7.9%	12.3%	14.6%	18.7%
Total deposits(2)	9.2%	12.0%	20.0%	20.4%

(1)	According to the IF report of the Brazilian Central Bank in December 2017.

(2)	According to the Brazilian Central Bank, reported and presented in accordance with BR GAAP (December 2017).

Brazilian Credit Market

The Brazilian credit market is based on two types of loans:

•	mandatory or earmarked credit, which is subject to government-controlled interest rates and follows rules for funding and destination defined by law; and

•	market-based credit, which is not subject to any constraints regarding interest rates, funding or resource allocation.

By the end of December 2017, 51.3% of the R$3,086 billion of total credit outstanding in Brazil was market-based credit, of which 53.7% were loans to individuals and 46.3% were corporate and SME loans:

	2017	2016	2015
	(R$ billion)
Total outstanding loans	3,086	3,105	3,219
Earmarked credit	1,503	1,549	1,582
Market-based credit	1,583	1,556	1,637
Corporate and SME	732	747	832
Individuals	851	809	805

Source: Brazilian Central Bank.

Credit to Individuals

According to the Brazilian Central Bank, the total outstanding market-based credit for individuals increased at an average annual compounded rate (“CAGR”) of 4.3% between December 2012 and December 2017, reaching R$850.5 billion, or 27.6% of total loans in Brazil.

The following table shows the evolution of the main retail credit products offered to individuals:

	2017	2016	2015	CAGR between December 2015 and December 2017
	(R$ billion, except for percentages)
Overdraft accounts	21.8	23.3	24.7	(6.1)%
Payroll loans	310.5	287.6	272.5	6.7%
Personal loans	101.9	101.7	107.5	(2.7)%
Credit card	201.1	184.9	173.4	7.7%
Auto loans	150.8	144.8	163.0	(3.8)%
Mortgage loans (individuals only)	565.1	534.4	499.6	6.3%
Agricultural loans (individuals only)	176.2	162.5	153.7	7.0%
Others	121.6	121.3	117.6	1.7%
Total	1,649.0	1,560.7	1,512.2	4.4%

Source: Brazilian Central Bank.

Despite the economic recession in 2015 and 2016, the housing and real estate financing market continued to grow. According to the Brazilian Central Bank, the ratio of mortgage loans to GDP increased from 4.3% in December 2011 to 9.5% in December 2017. Government financing for housing and real estate accounts for approximately 28.6% of the retail credit market in Brazil, according to the Brazilian Central Bank. As of December 31, 2017, our market share was 5.5%.

Historically, the costs of market-based loans in Brazil have always been high due to the lack of competition and high default rates. Payroll loans are a safer and more attractive type of market-based loan for individuals. As its payments are deducted directly from the borrower’s paycheck, it is considerably less risky and, therefore, has lower interest rates than unsecured consumer credit, and presented a CAGR of 10.6% between December 2012 and December 2017. As of December 31, 2017, payroll loans accounted for approximately 18.8% of the retail credit market in Brazil. As of December 31, 2017, we had an 8.3% market share in payroll loans, according to the Brazilian Central Bank.

The auto loan market has very competitive interest rates and the market’s ability to access a low-cost source of funding is an important advantage. Thus, this market has been dominated by the large retail banks, which gradually assumed the business from the automakers’ lending arms. As this product is secured by the asset being financed, it tends to have lower default rates than other market-based products. As a result of deteriorating economic conditions in Brazil, the auto loan portfolio decreased by 11.1% in 2016 but increasing by 4.1% in 2017 as a result of the improving condition of the Brazilian economy. As of December 31, 2017, we ranked first in the auto loan market, with a market share of 23.2%, according to the Brazilian Central Bank.

The credit card market has relatively high default rates and, as a result, higher interest rates than other market-based products. This market is dominated by the large retail banks, operating their own labels associated with international labels (such as Visa and MasterCard). In November 2013, the Brazilian Central Bank began to regulate electronic payment services with a view to decreasing the risks associated with electronic transactions and reducing related costs. As of December 31, 2017, we had a 14.2% the market share in credit cards in terms of revenue, according to the Brazilian Central Bank.

Corporate and SME Credit

According to the Brazilian Central Bank data, the amount of loans granted to companies has increased at a CAGR of 2.1% between December 2012 and December 2017, reaching R$1.4 trillion, or 46.6% of the total lending in Brazil. The main corporate products are BNDES loans and working capital loans, which account for 15.8% and 9.5%, respectively, of total loans in the country according to the Brazilian Central Bank.

Asset Management

According to ANBIMA, the asset management industry in Brazil increased at a CAGR of 11.9% between December 2011 and December 2017, reaching R$3.8 trillion of total assets. Retail funds represent 25.7% of this total. The largest players in the market are the large financial conglomerates and their main customers are institutional investors, including pension funds, insurance companies and private banking customers. As of December 31, 2017, we had a 7.8% market share with regard to assets under administration, according to ANBIMA.

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

Principal Regulatory Agencies

CMN

The CMN oversees the Brazilian monetary, credit, budgetary, fiscal and public debt policies. The board of the CMN is composed of the president of the Brazilian Central Bank, the Minister of Planning and the Minister of Finance and is chaired by the Minister of Finance. Pursuant to the Banking Reform Law, the CMN is the highest regulatory entity within the Brazilian financial system, authorized to regulate the credit operations of Brazilian financial institutions, to regulate the Brazilian currency, to supervise Brazil’s reserves of gold and foreign exchange, to determine Brazilian savings and investment policies and to regulate the Brazilian capital markets with the purpose of promoting the economic and social development of Brazil. In this regard, the CMN also oversees the activities of the Brazilian Central Bank and the CVM.

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

Self-Regulating Entities

The Brazilian financial and capital markets are also subject to the regulation of self-regulating entities that are divided by field of activity. The self-regulating entities include, among others, the National Association of Investment Banks – ANBIMA, the Brazilian Association of Credit Card and Services Companies – ABECS, the Brazilian Banks Federation – FEBRABAN, the Brazilian Association of Publicly-Held Companies – ABRASCA and the B3.

Principal Limitations and Obligations of Financial Institutions

In line with leading international standards of regulation, Brazilian financial institutions are subject to a series of limitations and obligations. In general, such limitations and obligations concern the offering of credit, the concentration of risk, investments, operating procedures, loans and other transactions in foreign currency, the administration of third-party funds and micro-credit. The restrictions and requirements for banking activities, established by applicable legislation and regulations, include the following:

•	No financial institution may operate in Brazil without the prior approval of the Brazilian Central Bank. In December 2017, the CMN enacted a new rule establishing that all such requests submitted to the Brazilian Central Bank must be approved within 12 months (subject to suspension of the term in some instances). In addition, foreign banks must be expressly authorized by a presidential decree to operate in Brazil;

•	A Brazilian financial institution may not hold direct or indirect equity interests in any company located in Brazil or abroad without prior approval of the Brazilian Central Bank. In addition, the corporate purpose of the company in which the financial institution invests shall be complementary or subsidiary to the activities carried out by the financial institution. The following do not depend on such prior approval: (i) equity interests typically held in the investment portfolios of investment banks, development banks, development agencies (agências de fomento) and full-service banks with investment or development portfolios and (ii) temporary equity interests not registered as permanent assets of the financial institution;

•	Brazilian financial institutions must submit for prior approval by the Brazilian Central Bank the corporate documents that govern their organization and operation, including but not limited to those related to capital increases, transfer of headquarters, opening, transfer or closing of branches (whether in Brazil or abroad), election of the members of the statutory bodies and any corporate restructuring or alteration in the composition of their equity control. In December 2017, the CMN enacted a new rule establishing all requests of change of control submitted to the Brazilian Central Bank must be approved within 12 months and all requests for changes to organizational documents mentioned above must be approved within three months (in both cases subject to suspension of the term in some instances);

•	Brazilian financial institutions must fulfill minimum capital and compulsory deposit requirements and must observe certain operational limits;

•	A Brazilian financial institution may not own real estate, except for properties it occupies and subject to certain limitations imposed by the CMN. If a financial institution receives real estate, for example, in satisfaction of a debt, such property must be sold within one year, unless otherwise authorized by the Brazilian Central Bank;

•	Brazilian financial institutions must comply with the principles of selectivity, guarantee, liquidity and risk diversification;

•	A Brazilian financial institution cannot lend more than 25% of its Regulatory Capital (Patrimônio de Referência) to a single person or group;

•	A Brazilian financial institution cannot carry out credit transactions with (i) its controlling shareholders, directors and members of other statutory bodies (fiscal, advisory and other) and their respective spouses and relatives up to second degree, (ii) with the individuals or legal entities that hold a qualified interest (15% of the capital stock) in their capital, (iii) with the legal entities in which they have qualified interest (direct or indirect), (iv) with the legal entities in which they have effective operational control or preponderance in the deliberations, regardless of the equity interest, and (v) with the legal entities with common directors or members of the board of directors. Such prohibition shall not be applied, subject to limits and conditions still to be issued, to: (i) transactions carried out under market-compatible conditions, without additional benefits or different benefits when compared to the operations deferred to the institution other customers with the same profile, (ii) credit operations that have as counterparty a financial institution that is part of the institution prudential conglomerate, provided that they contain contractual clauses of subordination, except in the case of overnight and loan transactions with other financial institutions specified by the law, (iii) the interbank deposits, according to the law, (iv) the obligations assumed by related parties under the compensation and settlement services authorized by the Brazilian Central Bank or by the CVM and their respective counterparties, and (v) other cases authorized by the CMN; the management of third-party assets must be segregated from other activities and must follow the regulations issued by the CVM;

•	The total amount of the funds applied in permanent assets of the financial institutions cannot exceed 50% of their adjusted stockholders’ equity;

•	Brazilian financial institutions must comply with anti-money laundering and anti-corruption regulations;

•	Brazilian financial institutions must implement policies and internal procedures to control their systems of financial, operating and management information, as well as their conformity to all applicable regulations;

•	Brazilian financial institutions must implement a policy for remuneration of board members and executive officers that is compatible with their risk management policies. At least 50% of the variable remuneration must be paid in stock or instruments based on stock and at least 40% of the variable remuneration must be deferred for payment at least three years in the future; and

•	The Banking Reform Law and specific regulations enacted by the CMN provide for the imposition of penalties on financial institutions in certain situations where applicable requirements, controls and requisites have not been observed. In addition, the Brazilian Central Bank may cancel the financial institution’s authorization to operate if the Brazilian Central Bank identifies at any time, in relation to a given financial institution: (i) habitual non-performance of the transactions considered to be essential for financial institutions, (ii) operational inactivity, (iii) non-establishment at the address provided to the Brazilian Central Bank, (iv) non-remittance to the Brazilian Central Bank for a period of more than four months, without acceptable justification, of the consolidated financial statements required by the applicable regulations, and (v) non-accomplishment of the business plan. The cancellation of an authorization for operation of a financial institution may only occur upon the establishment and processing of the appropriate administrative proceeding by the Brazilian Central Bank.

Additionally, as part of the Santander Group and due to the global nature of our organization we are subject to related international rules.

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

As mentioned above, the LCR is a short-term liquidity ratio for a 30-day stress scenario. It represents the result of the division of the high quality liquidity assets by net outflows. High Quality Liquidity Assets are composed mainly by Brazilian federal government bonds and reserve requirements returns. Net Outflows are mainly composed by losses of deposits, offset in part by Inflows, which are mainly credits. In the months ending on October 31, November 30 and December 31, 2017, Santander Brasil had a surplus (difference between net assets and net cash outflows) of R$14.6 billion, which resulted in an LCR of 123%, above the regulatory requirement of 80%.

In November 2017, the CMN established a minimum limit for the Net Stable Funding Ratio (Índice de Liquidez de Longo Prazo, or “NSFR”) and the Leverage Ratio (Razão de Alavancagem, or “RA”) with which Brazilian financial institutions are required to comply. The NSFR corresponds to the ratio between the Available Stable Funds (Recursos Estáveis Disponíveis, or “ASF”) and the Required Stable Funds (Recursos Estáveis Requeridos, or “RSF”) of the financial institution. The financial institutions classified as “segment 1” for purposes of the application of prudential rules, as we are, must maintain, as from October 1, 2018, a minimum NSFR of 1.00. The RA consists on the ratio between the sum of the principal capital and the supplementary capital divided by the total liabilities of the financial institution as determined pursuant to applicable regulation. The financial institutions classified as “segment 1,” as we are, or “segment 2” for purposes of the application of prudential rules are required to maintain a minimum RA of 3% starting on January 1, 2018.

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

Segmentation for the Proportional Application of Prudential Regulation

In January 2017, the CMN enacted a resolution establishing segmentation for financial institutions, financial institution groups, and other institutions authorized to operate by the Brazilian Central Bank for the purposes of proportional application of the prudential regulation. The segmentation is based on the size, international activity and risk profile of members of each segment. Pursuant to the resolution, the segments are as follows:

(i)  Segment 1 comprises multiservice banks, commercial banks, investment banks, foreign exchange banks and savings bank with (a) an asset base equivalent or superior to 10% of Brazil’s GDP; or (b) which perform relevant international activities, irrespective of the size of the institution;

(ii)   Segment 2 comprises multiservice banks, commercial banks, investment banks, foreign exchange banks and savings banks with (a) an asset base lower than 10% of Brazil’s GDP; and (b) other institutions with an asset base equivalent to or greater than 1% of Brazil’s GDP;

(iii)  Segment 3 comprises institutions with an asset base lower than 1% and equivalent to or greater than 0.1% of Brazil’s GDP;

(iv)  Segment 4 comprises institutions with an asset base lower than 0.1% of Brazil’s GDP; and

(v)  Segment 5 comprises (a) institutions with an asset base lower than 0.1% of Brazil’s GDP that applies a simplified optional method for the verification of reference equity’s minimum requirements, except for multiservice banks, commercial banks, investment banks, foreign exchange banks and savings bank; and (b) institutions not subject to the verification of reference equity.

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

The rule sets out different structures for risk and capital management which are applicable for different risk profiles, based on the risks profiles set out in the applicable regulation. This means that a financial institution of limited systemic importance can have a simplified structure of management, while institutions of larger complexity have to follow stricter protocols and implement the new rules until a closer deadline (180 days). Certain provisions of the new rule became effective on the date it was published and others will become effective within 360 days of such date.

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

Demand Deposits. As a general rule, the Brazilian Central Bank imposes a reserve requirement of 25% in relation to demand deposits.

Savings Deposits. The Brazilian Central Bank imposes a reserve requirement of 20% in relation to general savings deposits and to rural savings deposits.

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

Brazilian financial institutions may not have more than 25.0% of their Regulatory Capital– Tier 1 allocated to credit and leasing transactions and guarantees extended to the same customer or group of customers acting jointly or representing the same economic interest. In addition, Brazilian financial institutions must comply with an exposure limit of 25.0% of their Regulatory Capital in connection with underwriting for or investments in securities of the same entity, its affiliates, or controlled or controlling companies. Repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution’s Regulatory Capital, as adjusted in accordance with Brazilian Central Bank regulations. A financial institution may carry out repurchase transactions in an amount of up to 30 times its Regulatory Capital. Within that limit, repurchase transactions involving private securities may not exceed five times the Regulatory Capital. Limits on repurchase transactions involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as determined by the Brazilian Central Bank.

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

In September 2016, the CMN enacted a rule, which amends the regulation on repurchase transactions involving fixed-income securities. The recent changes to the regulation amend the list of the types of securities that may be subject to repurchase transactions by expressly including obligations issued by the International Finance Corporation and certain securities issued by leasing companies (Letras de Arrendamento Mercantil). It also removes the possibility of the Brazilian Central Bank adding to the list any securities not expressly listed in the regulation.

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

In this respect, on February 9, 2018, the Brazilian Central Bank submitted to public consultation a draft regulation which, if it comes into force, would provide that financial institutions categorized as “Segment 1” as per the Brazilian Central Bank’s classification system established in 2017 (which is our case) (1) may not have more than 25.0% of their Regulatory Capital allocated to a single legal or natural person, and (2) that the total exposure of such financial institutions to one individual customers may not exceed 600% of their Regulatory Capital allocated to focused exposure, that is 10% of their Regulatory Capital – Tier 1. All exposures subject to capital requirements would be considered for purposes of this proposed rule. The proposed rule also intends to establish the criteria for measurement of the exposures, definition of related parties, the acknowledgment of credit risk mitigators and a requirement to report compliance with the applicable limitations. The proposed rule would subject financial institutions categorized as segment 2, segment 3 or segment 4 to less restrictive rules.

Centralized Registration and Deposit of Financial Assets and Securities

In August 2017, the Brazilian Congress converted Provisional Measure No. 775, issued by the President of Brazil in April 2017, into Law No. 13,476. The new law consolidates the provisions on creation of liens over financial assets and securities. On the same day, the CMN issued a new rule to regulate the provisions set by Law 13,476 and consolidate the regulation on centralized deposit and registry of financial assets and securities issued or owned by financial institutions and other institutions authorized to operate by the Brazilian Central Bank. Law No. 13,476 became effective on March 1, 2018. On February 1, 2018 the Brazilian Central Bank submitted to public consultation a draft of a new rule to establish the terms for the creation of liens over financial assets registered with regulated entities.

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

Credit Performance Information – Positive Registration

Brazilian law regulates databases containing credit performance information of individuals and legal entities. Dissemination of information from these databases is subject to the express request or authorization of the institution’s corresponding customers. Databases managed by a group of entities that jointly have net equity equal or higher than R$70 million (excluding any amounts relating to the interest holding among such entities) may receive credit performance information.

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

Certain services rendered to individuals with regard to savings accounts also fall under the category of essential services and therefore are exempt from the payment of fees. CMN prohibits banks from charging fees for supplying essential services in connection with deposit and savings accounts where customers agree to access and use their accounts by electronic means only. In the case of these exclusively electronic deposit and savings accounts, banks are authorized to charge fees for supplying essential services only when the customer voluntarily elects to obtain personal service at the banks’ branches or customer service locations.

Priority services are those rendered to individuals with regard to checking accounts, transfers of funds, credit transactions, leasing, standard credit cards, over-the-counter exchange transactions for the purchase or sale of foreign currency in respect of international travel, and records, and are subject to the collection of fees by the financial institutions only if the service and its nomenclature are listed in its regulations. Commercial banks must also offer to their individual customers a “standardized package” of priority services, whose content is defined, as well as the customers’ option to acquire individual services instead of adhering to the package.

The collection of fees in exchange for the supply of special services (including, among others, services relating to rural credit, currency exchange market and on-lending of funds from the real estate financial system) is governed by the specific provisions found in the laws and regulations relating to such services. The regulation authorizes financial institutions to charge fees for the performance of specific services, provided either that the account holder or user is informed of the conditions for use and payment or that the fee and charging method are defined in the contract. Some of the specific services, among others, are (i) approval of signatures; (ii) management of investment funds; (iii) rental of safe deposit boxes; (iv) courier services; (v) custody and brokerage services, (vi) endorsement of customers debts (aval, or guarantee); and (vii) foreign currency exchange.

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

Late Payment Fees

The default payment fees charged by financial institutions, consumer credit companies (financeiras), and leasing companies are expressly limited to compensatory interest per day on the amount that is overdue, interest on arrears and fines on arrears.

Credit Cards

The banking regulations also have specific rules relative to the charging of credit card fees, the publication of information in the card invoices and the obligation to provide a package of basic services upon offering credit cards to customers. Credit card holders must pay monthly at least 15% of outstanding credit card balances. This minimum payment does not apply to credit cards with payment by means of direct payroll deductions.

Revolving credit for financings of credit card bills may only be extended to customers until the due date of the following credit card bill. After this term, financial institutions must offer customers another type of financing with conditions more favorable than the ones typically found in the credit card market. Banks are prohibited from offering this type of credit to customers who have already contracted one revolving credit for financing of credit card bills which was not repaid in a timely manner.

Payment Agents and Payment Arrangements

Since 2014, the CMN and the Brazilian Central Bank have powers to regulate payment mechanisms, players and transactions. The regulation issued by the Brazilian Central Bank, determines, among other aspects: (i) consumer protection and anti-money laundering compliance and risk prevention systems that should be observed by payment agents and payment arrangers; (ii) the procedures for incorporation, organization, authorization and operation of payment agents, as well transfer of shareholding control, subject to the Brazilian Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the SPB; and (v) rules related to payment accounts, which are divided into prepaid and post-paid accounts and require the allocation of the totality of their balance to a special account at the Brazilian Central Bank or investment in government bonds.

In March 2018, the CMN enacted a set of new rules establishing, among others, the regulatory cost reduction by decreasing the maximum limit for the interchange fee in purchase domestic payment arrangements and checking accounts, in order to improve the competition.

Portability of Credit Transactions

Financial institutions’ customers can transfer their credit transactions from one institution to another. Such transfers must comply with the specific rules established by the Brazilian Central Bank, including, among others, the requirement that the amount and term of the transaction in the receiving financial institution must not be higher than the amount due and term of the original transaction.

Digitalization of Documents and Record Keeping

Financial institutions and other institutions authorized to operate by the Brazilian Central Bank may keep on their records digital documents instead of physical documents, provided that certain requirements to ensure the documents authenticity and validity are met such as recording if the physical document that originated the digital version was an original or a copy, the parameters to validate the document and select the technology used to ensure the security of the electronic documents, as well as the parameters to select the documents that will continue being kept as hard documents on the institution’s files.

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

Brazilian anti-money laundering legislation and applicable regulation issued by the CMN and the Brazilian Central Bank established that financial institutions must, among others:

•	keep up-to-date records regarding their permanent customers (including registration data, statements of purpose and nature of transactions, their financial capacity, as well as the verification of characterization of customers as politically-exposed individuals);

•	adopt policies, procedures and internal controls;

•	record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money, including specific registries of issuances or recharging of prepaid cards;

•	keep records of transactions or groups of turnover of funds carried out by individuals or entities belonging to the same group or financial conglomerate, in a total amount that exceeds R$10,000 in a calendar month or which reveal a pattern of activity, amount or form that suggests a scheme to avoid identification, control and registration;

•	review transactions or proposals the features of which may indicate criminal intentions; and

•	keep records of every transfer of funds related to, among others (a) deposits, wire transfers and checks, and (b) the issuance of checks and payment orders, in amounts that exceed R$1,000.

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

Financial institutions must maintain specific records of the transactions in cash (deposit, withdrawal, withdrawal by means of a prepaid card or request of provision for withdrawal) so as to enable the identification of a deposit in cash, withdrawal in cash, withdrawal in cash by means of a prepaid card, or request of provision for withdrawal, of an amount equal to or greater than R$100,000 or that presents evidence of concealment or dissimulation of the nature, of the origin, of the location, of the disposal, of the movement or of the ownership of assets, rights and valuables, as well as issuance of cashier’s checks, TED (Electronic Available Transfer) or of any other instrument of transfer of funds upon payment in cash, for an amount equal to or greater than R$100,000.

Financial institutions must also maintain specific records of transactions in cash (deposit, withdrawal, withdrawal by means of a prepaid card, request of provision for withdrawal or TED) by financial institutions of an amount equal to or greater than R$50,000. The regulations also provide for a minimum of three business days prior communication for withdrawals and cash payments of an amount equal to or greater than R$50,000.

Brazilian Anti-Corruption Law

Law No. 12,846 of August 1, 2013, Brazil’s new anti-corruption law (“Brazilian Anti-Corruption Law”), entered into force on January 29, 2014. This law aims at fulfilling international commitments assumed by Brazil as a result of the ratification of various anti-corruption treaties, as well as meeting the population’s demands for the creation of more effective mechanisms to fight corruption at the public administration level. The Brazilian Anti-Corruption Law establishes that legal entities will have strict liability regardless of fault or willful misconduct for acts against the public administration carried out in their interest or for their benefit. Although known as the Anti-Corruption Law, this Law encompasses not only performance of acts of corruption but also performance of other injurious acts contrary to the Brazilian or foreign public administration.

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

Auditing Requirements

The legislation and regulations issued by the CMN, CVM and B3 determine that the periodic financial statements of financial institutions must be audited by independent auditors (individuals or legal entities) that are registered with CVM and who meet the minimum requirements set forth by the Brazilian Central Bank, and that the financial statements must be presented together with an independent auditor’s report. Our financial statements are audited in accordance with International Standards on Auditing with regard to Brazilian GAAP and also on the standards of the Public Company Accounting Oversight Board with regard to IFRS as issued by the IASB, as required by the SEC. For purposes of the financial statements prepared according to Brazilian GAAP, as from January 2017 all financial institutions and other institutions authorized to operate by the Brazilian Central Bank are required to create provisions for all losses related to financial guarantees issued by them. As result of the auditing work, the independent auditor must prepare the following reports: (i) audit report, issuing an opinion regarding the accounting statements and the respective explanatory notes, including regarding the compliance with financial regulations issued by the CMN and the Brazilian Central Bank; (ii) internal control system quality and adequacy evaluation report, including regarding electronic data processing and risk management systems, evidencing any identified deficiencies; (iii) legal and regulatory provisions non-compliance report, regarding those which have, or may have, material impacts on the financial statements or on the audited financial institution’s operations; (iv) limited assurance report, analyzing Santander Brasil’s Annual and Sustainability Report pursuant to the guidelines and requirements of the Global Reporting Initiative (“GRI”); and (v) any other reports required by the Brazilian Central Bank, CVM and B3. The reports issued by independent auditors must be available for consultation upon request by the overseeing authorities.

Independent auditors and the fiscal council, when established, individually or jointly, must formally notify the Brazilian Central Bank of the existence or evidence of error or fraud, within three business days of the identification of the respective occurrence, including:

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

New regulation on internal auditing of financial institutions

On June 29, 2017, the CMN enacted a new regulation establishing new guidelines for the implementation of internal audit controls for financial institutions. According to this new ruling, that will be effective as of December 31, 2017, financial institutions are required to establish and maintain internal audit activities compatible with their operational specifications, so that such internal bodies are able to perform an independent, autonomous and impartial audit of the quality and effectiveness of the institutions’ internal systems. The new regulation also requires that these activities to be performed by a unit directly controlled by the institution’s board of directors. In addition, Provisional Measure No. 784 has established new responsibilities to internal and external independent auditors, who may now be held liable for failures of the financial institution’s internal control mechanisms.

Socio-Environmental Responsibility Policy

Financial institutions are required to have a Responsibility Policy, which must guide the social and environmental actions in conducting their businesses, their relationship with their customers and other users of their products and services. The Responsibility Policy must also guide the financial institution’s relationship with its personnel and with any others affected by the financial institution’s activities. In addition, the Responsibility Policy must provide for the management of social and environmental risks (which, according to the Brazilian Central Bank, represent one of the several categories of risk to which financial institutions are exposed).

Policy for Succession of Financial Institutions Managers

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

Corporate governance of financial institutions

In April 2017, the CMN issued a new resolution with the purpose of incorporating in the Brazilian regulatory framework principles and criteria on corporate governance of financial institutions established by the Basel Committee on Banking Supervision, through the “Core Principles for Effective Banking Supervision.” This measure is an additional step towards aligning the Brazilian regulatory framework applicable to financial institutions with international recommendations.

The rule establishes the terms for the remittance to the Brazilian Central Bank of information on the financial institution’s management, controlling group and relevant shareholders, including the obligation to communicate to the regulator any information that may affect the reputation of any such persons. Financial institutions must make available a communication channel allowing employees, contributors, customers, users, associates, or services providers to report anonymously situations indicating illegalities of any nature related to the institution. Financial institutions must also have an internal body responsible for receiving the information and complying with the reporting obligations.

Compliance Policy

In August 2017, the CMN enacted a new rule providing that Brazilian financial institutions and other institutions authorized to operate by the Brazilian Central Bank must implement and maintain a compliance policy compatible with the nature, size, complexity, structure, risk profile and business model of the institution. The compliance policy is intended to ensure an effective compliance risk management by the institution and may be established at the consolidated enterprise level (conglomerado prudencial). Among others, the compliance policy must establish the scope and purpose of the compliance function in the institution, set forth the organizational structure of the compliance function, specify which personnel is allocated to the compliance function, and establish a segregation of roles among personnel in order to avoid conflicts of interest.

The compliance policy must be approved by the board of directors and the regulation also assigns to the board the responsibility to ensure the following: adequate management of the compliance policy throughout the institution, its effectiveness and continued application, its communication to all employees and services providers, as well as the dissemination of the integrity and ethical standards as part of the institutions culture. The board of directors is also responsible for ensuring the application of measures in case of non-compliance, and for providing the necessary means for the activities related to the compliance functions to be adequately conducted.

The entities subject to the new rule are required adopt and implement a compliance policy in accordance with such requirements by December 31, 2017.

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

Furthermore, banking regulation establishes procedures that financial institutions must observe when contracting any transactions, as well as when rendering services. We may highlight the following as examples of said procedures:

•	to timely provide the necessary information to allow customer’s and user’s free choice and decision-making process, including rights, duties, responsibilities, costs or advantages, penalties and possible risks when carrying out a transaction or rendering a service;

•	to timely provide, to the customer or user, agreements, receipts, statements, advices and other documents related to the transactions and services, as well as the possibility of timely cancellation of the agreements;

•	formalization of an adequate instrument setting forth the rights and obligations for opening, using and maintaining a post-paid payment account;

•	to forward a payment instrument to the customer’s or user’s residence or to enable the respective instrument only upon express request or authorization; and

•	identification of end users’ beneficiaries for payments or transfer in statements and bills of the payer, including in situations in which the payment service involves institutions participating in different payment arrangements.

Financial institutions operating exclusively via digital means are excluded from the scope of certain aspects of the regulation.

Policy for Relationship with Customers and Users of Financial Products and Services

Financial institutions and other institutions authorized to operate by the Brazilian Central Bank must have a policy governing the relationship with customers and users of financial products and services. In addition, such entities shall comply with the principles of ethics, liability, transparency and diligence promoting the convergence of interests and the consolidation of the institutional image of credibility, security and expertise.

Ombudsman

Financial institutions and other entities which are authorized to operate by the Brazilian Central Bank must have an ombudsman office. In 2015, the regulatory framework that regulates the ombudsman office of the entities authorized to operate by the Brazilian Central Bank was updated. The new framework aims at establishing a more effective and transparent ombudsman office that is able to provide better assistance to the financial institutions’ customers. An ombudsman office has the following attributions according the current regulation:

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

Financial institutions have been required to fully implement the above since June 2016. Institutions that are part of a financial group are allowed to establish one ombudsman department to service the whole group. The officer in charge of the ombudsman office must prepare a report every six months, which must be provided to the management and auditing bodies, as well as be available to the Brazilian Central Bank for a period of at least five years.

Certain amendments to the regulations governing the role of the ombudsman will come into force in July 2018, including the requirements to implement a system for customers to be able to assess and report on the performance of the ombudsman office and a requirement for financial institutions to disclose the existence of the ombudsman through their channels of communication.

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

Foreign Investment in Brazilian Financial Institutions

According to the Brazilian federal constitution, the acquisition of equity interests by foreign individuals or legal entities in the capital stock of Brazilian financial institutions is forbidden, unless permitted by bilateral international treaties or by the Brazilian government by means of a Presidential decree. A Presidential decree issued on November 13, 1997, issued in respect of Banco Meridional do Brasil S.A. (our legal predecessor) allows 100% foreign participation in our capital stock. Foreign investors may acquire the shares issued by Santander Brasil as a result of this decree. In addition, foreign investors may acquire publicly traded non-voting shares of Brazilian financial institutions traded on a stock exchange or securities depositary receipts offered abroad representing shares without specific authorization.

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

Banking Correspondents

Financial institutions are allowed to provide specific services to customers, including customer services, through other entities. These entities are called “bank correspondents” and the relationship between the financial institution and the bank correspondent is ruled by a specific regulation published by CMN and is subject to the supervision of the Brazilian Central Bank.

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

Cayman Islands Banking Regulation

We have a branch in the Cayman Islands with its own staff and representative officers. Banco Santander (Brasil) S.A. – Grand Cayman Branch is licensed under The Banks and Trust Companies Law (2013 Revision) of the Cayman Islands, or the “Banks and Trust Companies Law,” as a Category “B” Bank and it is duly registered as a Foreign Company with the Registrar of Companies in the Cayman Islands. The branch, therefore, is duly authorized to carry on banking business in the Cayman Islands. The branch was authorized by the local authorities to act as its own registered office and it is located at the Waterfront Centre Building, 28, North Church Street – 2nd floor, George Town, Grand Cayman, Cayman Islands, P.O. Box 10444 – KYI-1004, Phone: 1-345-769-4401 and Fax: 1-345-769-4601.

Our Grand Cayman Branch is currently engaged in the business of sourcing funds in the international banking and capital markets to provide credit lines for us, which are then extended to our customers for working capital and trade-related financings. It also takes deposits in foreign currency from corporate and individual customers and extends credit to Brazilian and non-Brazilian customers, mainly to support trade transactions with Brazil. The results of the operations of the Grand Cayman Branch are consolidated in our consolidated financial statements.

Banks and trust companies wishing to conduct business from within the Cayman Islands must be licensed by the Cayman Islands Monetary Authority under the Banks and Trust Companies Law, irrespective of whether the business is to be actually conducted in the Cayman Islands.

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

There are no specific ratio or liquidity requirements under the Banks and Trust Companies Law, but the Cayman Islands Monetary Authority will expect observance of prudent banking practices, and the Banks and Trust Companies Law imposes a minimum net worth requirement of an amount equal to CI$400,000 (or, in the case of licensees holding a restricted category “B” or a restricted trust license, CI$20,000). As of December 31, 2017, CI$1 was equivalent to R$4.0341, according to the Brazilian Central Bank.

Luxembourg Banking Regulation

Branches of credit institutions from outside the European Union (“non-EU credit institutions”) must be licensed by the Luxembourg Minister of Finance under the law of 5 April 1993 on the financial sector, as amended, in order to operate in Luxembourg.

We have a branch in Luxembourg with its own staff and representative officers. Our Luxembourg branch is licensed as a Luxembourg branch of a non-EU credit institution and is duly registered with the Luxembourg Trade and Companies’ Registry. The branch, therefore, is duly authorized to carry on banking business in Luxembourg. Its registered offices at 35F, avenue J.F. Kennedy, 2nd floor, L-1855 Luxembourg, Grand Duchy of Luxembourg.

Our Luxembourg branch is currently engaged in the business of sourcing funds in the international banking and capital markets to provide credit lines for us, which are then extended to our customers for working capital and trade-related financings. It also takes deposits in foreign currency from corporate and individual customers and extends credit to Brazilian and non-Brazilian customers, mainly to support trade transactions involving Brazil. The results of the operations of the Luxembourg branch are consolidated in our consolidated financial statements.

Luxembourg law requires the Luxembourg branch to have a minimum endowment capital of EUR 8,700,000 and the solvency and liquidity requirements deriving among others from EU Regulation No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms apply to it.

Foreign Subsidiary

We established an independent subsidiary in Spain, Santander EFC, in order to complement our foreign trade strategy for corporate customers, which are composed of large Brazilian companies and their operations abroad. This allows us to provide financial products and services by means of an offshore entity which is not established in a “tax haven,” such as our Cayman Islands branch, in accordance with Law No. 12,249, of June 11, 2010, and Brazilian Federal Revenue Normative Ruling No. 1,037, of June 4, 2010.

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

U.S. Banking Regulation

Financial Regulatory Reform

Banking statutes and regulations are continually under review by the United States Congress. In addition to laws and regulations, the U.S. bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance. Many changes have occurred as a result of the 2010 Dodd-Frank Act and its implementing regulations, most of which are now in place. More recently, the President of the United States issued an executive order in 2017 that sets forth principles for financial regulatory and legislative reform, and the Republican majority in Congress has also suggested an agenda for financial legislative reform. In addition, the five regulatory agencies charged with implementing the Section 13 of the U.S. Bank Holding Company Act of 1956, as amended, and its implementing rules (collectively, the “Volcker Rule”) are considering changes to the Volcker Rule regulations to make them less burdensome. It is too early to assess whether there will be any major changes in the regulatory environment or merely a rebalancing of the post-financial crisis framework, but we will monitor these developments and assess their impact on our operations.

Volcker Rule

The “Volcker Rule prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring or investing in “covered funds,” in each case subject to certain exceptions. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. Banking entities such as Santander Brasil and Santander Spain were required to bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement. Santander Spain has assessed how the Volcker Rule affects its businesses and subsidiaries, including Santander Brasil, and has brought its activities into compliance. Santander Brasil has adopted processes to establish, maintain, enforce, review and test the compliance program designed to achieve and maintain compliance with the Volcker Rule. The Volcker Rule contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, as well as certain foreign government obligations, and trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. Santander Spain’s non-U.S. banking organizations, including Santander Brasil, are largely able to continue their activities outside the United States in reliance on the “solely outside the U.S.” exemptions from the Volcker Rule. Those exemptions generally apply to proprietary trading, and sponsoring or investing in covered funds if, among other restrictions, the essential actions take place outside the United States and any transactions are not with U.S. persons.

On July 21, 2017 the five regulatory agencies charged with implementing the Volcker Rule announced the coordination of reviews of the treatment of certain foreign funds that are investment funds organized and offered outside of the United States and that are excluded from the definition of covered fund under the agencies’ implementing regulations. Also in July 2017, the Federal Reserve issued guidelines for banking entities seeking an extension to conform certain “seeding” investments in covered funds to the requirements of the Volcker Rule. Santander Spain will continue to monitor these developments and assess their impact on its operations, including those of Santander Brasil, as necessary.

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

Bankruptcy Law

Law No. 11,101, of February 9, 2005, as amended (the “Bankruptcy Law”) regulates judicial reorganizations, out-of-court reorganizations and the bankruptcy of individuals and corporations that have occurred since 2005 and applies to financial institutions only with respect to the matters not specifically regulated by the intervention and extra-judicial liquidation regimes described above.

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

Recovery Plans for Systematically Important Financial Institutions

Systemically important Brazilian financial institutions must implement a recovery plan (plano de recuperação), with the aim of reestablishing adequate levels of capital and liquidity and to preserve the viability of such institutions. The recovery plans must identify their critical functions for the National Financial System, adopt stress-testing scenarios, define clear and transparent governance procedures, assess possible barriers to the entity’s recovery, as well as implement effective communication plans with key stakeholders.

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

The total amount of credit in the form of demand deposits, savings deposits, time deposits, deposits maintained in accounts blocked for transactions with checks (for the registration and control of funds relating to the rendering of services of payment of salaries, earnings, pensions), bills of exchange, real estate bills, mortgage bills, real estate credit bills and repurchase and resale agreements which object are instruments issued after March 8, 2012 by a company of the same group due to each customer by a financial institution (or by financial institutions of the same financial group) will be guaranteed by the FGC for up to a maximum of R$250,000 per customer. When the assets of the FGC reach 2% of the total amounts they guarantee, the CMN may temporarily suspend or reduce the contribution of financial institutions to the FGC. As from February 2016, credits of financial institutions and other institutions authorized to operate by the Brazilian Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC. In December 2017, the CMN enacted a new rule amending certain provisions of the FGC regulation among which the establishment of a limit of R$1 million per 4-year period for the coverage of the credits of a certain creditor against the group of associated financial institutions.

Bill of Law amending the administrative proceedings in the Brazilian national financial system, the Brazilian Payment System and capital markets

On October 20, 2017, Provisional Measure No. 784, issued on June 8, 2017, ceased to be effective. The modifications proposed by the Brazilian National Congress with regards to administrative measures applicable to the Brazilian national financial system, the Brazilian payment system and capital markets were then reissued under Law No. 13,506, of November 13, 2017, or “Law 13,506.”

Law 13,506 applies to entities authorized or supervised by the Brazilian Central Bank or by the CVM, as well as to market participants. Some of the key aspects of Law 13,506 are: (i) it increases the maximum fine applicable by the Brazilian Central Bank from R$250 thousand to R$2 billion or 0.5% of the revenues of the company arising from services and financial products in the year prior to the violation; (ii) it increases the maximum fine applicable by the CVM from R$500 thousand to R$50 million; (iii) it makes additional types of violations subject to penalties; (iv) it provides that the penalty of “public admonition” may be cumulative to other penalties applicable by the Brazilian Central Bank; (v) it provides that Brazilian Central Bank may enter into cease-and-desist commitments; and (vi) it provides that the Brazilian Central Bank and the CVM may enter into administrative agreements similar to leniency agreements.

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

On December 30, 2016, Supplementary Law No. 157/2016 was enacted. This new legislation establishes a minimum rate of 2.0% for these types of taxes (without any reductions or deductions being permitted). Law No. 157/2016 provides that the ISS owed by credit card managing companies (administradoras de cartões de créditos) should be paid to the municipality in which the service taker is located and where the corresponding POS has been registered. In addition, it also determined that the following services are subject to ISS in the municipality in which the service taker is located: (i) card management; (ii) leasing; (iii) fund management; and (iv) syndicate activities. Before the aforementioned Law was enacted, the ISS was due in the municipality in which the service provider was located (irrespective of where the service taker was located). With this new legislation, ISS rates may vary depending on where the service taker is located.

There are several complications that may arise from this new legislation, including (i) as service takers are generally located in several municipalities, it is logistically difficult to comply and collect the taxes; and (ii) there are situations where the municipality of the service taker is not easily identifiable by the credit card company (as is the case for online transactions, for example).

Since the ISS is a municipal tax, the rule must be regulated by each municipality in order to be enforceable. This new rule is only applicable to triggering events occurring from 2018 onwards, when the municipal regulations to the Supplementary Law No. 157 comes into force. On March 23, 2018, the Brazilian Supreme Court suspended the application of the Supplementary Law No. 157.

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

As mentioned above, on December 30, 2016, Supplementary Law No. 157/2016 was enacted by the Brazilian federal government. This new legislation establishes a minimum rate of 2.0% for this tax and changes the place where the collection and payment of the ISS should be made by certain service providers.

Tax on Financial Transactions (IOF)

IOF is a tax levied on credit, currency exchange, insurance and securities transactions and it is imposed on the following transactions and at the following rates:

Transaction(1)	Maximum Legal Rate	Current Rate
Credit extended by financial institutions and non-financial entities	1.5% or 3%	0.0041% per day for loans contracted by legal entities and 0.0082% per day for individuals capped at 365 days. An additional 0.38% rate is applicable in both cases.
Transactions relating to securities(2)	1.5% per day	0.5% per day for certain investment funds.
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
0% for simultaneous exchange transactions, for the inflow of funds by foreign investors derived from the conversion of direct investments in Brazil made pursuant to Law 4,131/62 into investments in stock tradable in stock exchanges as from May, 2 2016.
0% for revenues related to the export of goods and services transactions.
The applicable rate is 1.10% for acquisitions of foreign currency (Decree 8,731/2016). 1.10% applicable to remittances to foreign bank account owned by Brazilian residents, as from March, 3 2018.

(1)	The transactions mentioned in the table are for illustration purposes and do not reflect an exhaustive list of transactions subject to the IOF.

(2)	There are some exemptions or specific cases in which the applicable rate is zero.

FATCA

The Foreign Account Tax Compliance Act (“FATCA”) became law in the United States on March 18, 2010. The legislation requires foreign financial institutions (“FFIs”) (such as Santander Brasil) to enter into an FFI agreement under which they agree to identify and provide the U.S. Internal Revenue Service (“IRS”) with information on accounts held by U.S. persons and certain U.S.-owned foreign entities, or otherwise face a 30% withholding tax on certain U.S. source withholdable payments. In addition, FFIs that have entered into an FFI agreement will be required to withhold on such payments made to FFIs that have not entered into an FFI agreement, account holders who fail to provide sufficient information to classify an account as a U.S. or non-U.S. account, and U.S. account holders who do not agree to the FFI reporting their accounts to the IRS.

On September 23, 2014, Brazil and the United States announced that they entered into an intergovernmental agreement (“IGA”), which became effective in Brazil by virtue of Decree 8,506 as of August 24, 2015. The aim of the IGA is to improve international tax compliance and implement FATCA. The IGA establishes an automatic annual bilateral exchange of information with the U.S. tax authorities. Under this agreement, Brazilian financial institutions will generally be required to provide certain information about their U.S. account holders to the Brazilian tax authorities (Receita Federal do Brasil), which will share that information with the IRS.

Complying with the required identification, withholding and reporting obligations requires significant investment in an FFI’s compliance and reporting framework. We are continuing to follow developments regarding FATCA closely and are coordinating with all relevant authorities.

Common Reporting Standard

On December 28, 2016, Normative Ruling No.1,680 was enacted, introducing the Common Reporting Standard in Brazil. The Common Reporting Standard provides for certain account reporting obligations similar to those existing under FATCA. It was created in the context of the Organisation for Economic Co-operation and Development’s Base Erosion and Profit Shifting project, which is aimed at reducing tax avoidance. Normative Ruling No. 1,680 applies to legal entities required to present the e-Financeira pursuant to Normative Ruling No. 1,571, dated July 2, 2016.

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

Alterations Related to the Service Tax

On December 30, 2016, Complementary Law No. 157/2016 was enacted. This new legislation establishes a minimum rate of 2.0% for these types of taxes (without any reductions or deductions being permitted). Law No. 157/2016 provides that the ISS owed by credit card managing companies (administradoras de cartões de créditos) should be paid to the municipality in which the service taker is located and where the corresponding POS has been registered. In addition, also determined that the following services are subject to ISS in the municipality in which the service taker is located: (i) card management; (ii) leasing; (iii) fund management; and (iv) syndicate activities. Before the aforementioned Law was enacted, the ISS was due in the municipality in which the service provider was located (irrespective of where the service taker was located). With this new legislation, ISS rates may vary depending on where the service taker is located. On March 23, 2018, the Brazilian Supreme Court suspended the application of the Supplementary Law No. 157.

Tax Amnesty Program

On January 13, 2016, the Brazilian federal government enacted Law 13,254, complemented by Normative Ruling No. 1,627 of March 15, 2016, which introduced an amnesty program aiming at encouraging Brazilian taxpayers to voluntarily disclose to the tax authorities the Brazilian Central Bank unreported assets held abroad (the-so called Regime Especial de Regularização Cambial e Tributária, or “RERCT”) until December 31, 2014. Law No. 13,428/2017 extended that deadline to June 30, 2016 (and also provided that heirs may take advantage of RERCT, if the inheritance process prior to the RERCT application date.

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

On April 3, 2017, the Federal Revenue Office published Normative Ruling No. 1,704/2017 regulating the new round of the RERCT, under which taxpayers that have not yet disclosed their assets held abroad may do so until July 31, 2017.

The new program provides that income tax shall be assessed at a 15% rate, in addition to a penalty of 135% of the tax due (i.e., thus leading to a 20.25% penalty), thus resulting in a total tax burden of 35.25%. For purposes of the assessment of the income tax and penalty, the value of the assets as of June 30, 2016 should be reported to the tax authorities. Moreover, the amount related to these assets must be converted into Brazilian reais according to the exchange rate provided for the Brazilian Central Bank on that same date, that is, June 30, 2016.

Special Regularization Tax Program

Provisional Measure No. 783 of 2017 was published on May 31, 2017, creating the Special Tax Regularization Program (Programa Especial de Regularização Tributária, or “PERT”) before the Brazilian Federal Revenue Office and the National Treasury Public Attorney’s Office. The Provisional Measure was converted into Law No. 13,496, of October 24, 2017 (“Law 13,496/17”). Taxpayers had until November 14, 2017 to apply for enrollment in the PERT tax relief program.

PERT encompasses tax and non-tax debts past due on or before April 30, 2017, including those covered by past tax relief programs (whether ongoing or terminated), under judicial or administrative dispute, or otherwise arising from tax assessments issued after publication of Law 13,496/17.

Taxpayers may use tax losses and the CSL negative tax base ascertained by December 31, 2015 and reported by July 29, 2016, whether relating to the taxpayer itself or to a party responsible for the tax or co-obligor for the debt, as well as those relating to direct or indirect controlled and controlling companies, or companies under direct or indirect common control as of December 31, 2015 (provided that such companies are domiciled in Brazil and that such status remains unchanged until the option date).

Income Tax Levied on Capital Gains

Law 13,259, of March 16, 2016 (“Law 13,259/16”) introduced the application of progressive tax rates for income taxation over capital gains recognized by Brazilian individuals and by holders that are not domiciled in Brazil for purposes of Brazilian taxation (“Non-Resident Holders”) on the disposition of assets in general. Under Law 13,259/16, the income tax rates applicable to capital gains realized by these investors would be: (i) 15% for the portion of the gains up to R$5 million, (ii) 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million.

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

On September 6, 2017, Santander Brasil received a payment order in an amount of €1,603.00 in favor of a Brazilian recipient from an entity based in Turkey. Upon receipt of the supporting documentation, Santander Brasil became aware of the fact that the ultimate payer was actually Iran Water and Electrical Equipments Engineering Co., an entity based in Iran and controlled by the Iranian government. Santander Brasil therefore declined to process the transaction. The intended recipient of the funds obtained an order from the Court of Justice of the State of São Paulo (Tribunal de Justiça Estado de São Paulo) requiring Santander Brasil to process the payment. Santander Brasil complied with the court order and processed the payment accordingly. Revenues and profits generated by Santander Brasil on this transaction in the year ended December 31, 2017 were negligible.

As we are part of the Santander Group, we must also disclose the exposure of other entities of the Santander Group to Iran. The following activities are disclosed in response to Section 13(r) with respect to the Santander Group and its affiliates. During the period covered by this annual report:

(a)	Santander UK plc (“Santander UK”) holds two savings accounts and one current account for two customers resident in the UK who are currently designated by the US under the Specially Designated Global Terrorist (“SDGT”) sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2017 were negligible relative to the overall profits of Santander Spain.

(b)	Santander UK holds two frozen current accounts for two UK nationals who are designated by the US under the SDGT sanctions program. The accounts held by each customer have been frozen since their designation and have remained frozen through 2017. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK Collections & Recoveries department. No revenues or profits were generated by Santander UK on these accounts in the year ended December 31, 2017.

The Santander Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2017, which were negligible relative to the overall revenues and profits of the Santander Group. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

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

The selected statistical information set forth below includes information at and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 extracted from the audited financial statements prepared in conformity with IFRS as issued by the IASB. See “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

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

	For the year ended December 31,
	2017			2016			2015
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Assets and Interest Income
Cash and balances with the Brazilian Central Bank	105,301	5,954	5.7%	99,374	7,316	7.4%	67,261	4,625	6.9%
Loans and amounts due from credit institutions	23,460	5,107	21.8%	33,982	7,473	22.0%	41,622	5,076	12.2%
Loans and advances to customers	277,797	44,507	16.0%	239,762	43,978	18.3%	245,749	41,845	17.0%
Debt instruments	146,822	13,457	9.2%	128,105	14,783	11.5%	122,137	14,872	12.2%
Other interest – earning assets	—	2,393	0.0%	—	3,597	—	—	3,451	—
Total interest – earning assets	553,380	71,418	12.9%	501,222	77,146	15.4%	476,769	69,870	14.7%
Equity instruments	1,871	83	4.4%	2,195	259	11.8%	2,729	143	5.2%
Investments in associates	987	—	—	878	—	—	903	—	—
Total earning assets	556,238	71,501	12.9%	504,296	77,405	15.3%	480,401	70,013	14.6%
Cash and balances with the Brazilian Central Bank	4,569	—	—	2,995	—	—	3,056	—	—
Loans and amounts due from credit institutions	2,455	—	—	1,737	—	—	1,463	—	—
Impairment losses	(18,169)	—	—	(15,539)	—	—	(14,212)	—	—
Other assets	55,648	—	—	75,540	—	—	64,048	—	—
Tangible assets	6,484	—	—	6,786	—	—	6,881	—	—
Intangible assets	30,286	—	—	29,832	—	—	30,222	—	—
Total average assets	637,511	71,501	11.2%	605,646	77,405	12.8%	571,860	70,013	12.2%

Liabilities and Interest Expense
Deposits from the Brazilian Central Bank and Deposits from credit institutions	81,797	3,783	4.6%	68,761	3,370	4.9%	67,375	4,584	6.8%
Customer deposits	244,364	19,491	8.0%	229,645	25,693	11.2%	217,653	20,666	9.5%
Marketable debt securities	82,055	7,901	9.6%	95,760	12,213	12.8%	84,118	10,048	11.9%
Subordinated debts	8,599	548	6.4%	13,901	1,233	8.9%	16,070	1,523	9.5%
Other interest-bearing liabilities	—	4.456	—	—	3,759	—	—	1,308	—
Total interest-bearing liabilities	416,816	36,179	8.7%	408,067	46,268	11.3%	385,215	38,129	9.9%
Noninterest bearing demand deposits	64	—	—	15,393	—	—	14,792	—	—
Other liabilities	117,161	—	—	97,283	—	—	89,820	—	—
Non-controlling interests	745	—	—	638	—	—	557	—	—
Stockholders’ Equity	87,868	—	—	84,283	—	—	81,475	—	—
Total average liabilities and equity	638,983	36,179	5.7%	605,664	46,268	7.6%	571,860	38,129	6.7%

Changes in Net Interest Income – Volume and Rate Analysis

The following tables present the changes in our net interest income allocated between changes in average volume and changes in average rate for the year ended December 31, 2017, compared to the year ended December 31, 2016, and for the year ended December 31, 2016 compared to the year ended December 31, 2015. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the years ended 2017/2016			For the years ended 2016/2015
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest and Similar Income
Interest-earning assets
Cash and balances with the Brazilian Central Bank	427	(1,789)	(1,362)	2,344	346	2,690
Loans and amounts due from credit institutions	(1,482)	(884)	(2,365)	(1,071)	3,468	2,397
Loans and advances to customers	6,103	(5,574)	529	(1,038)	3,172	2,134
Debt instruments	1,975	(3,302)	(1,326)	708	(798)	(90)
Other interest-earning assets	(1,200)	—	(1,200)	142	—	142
Total interest-earning assets	5,823	(11,548)	(5,724)	1,085	6,188	7,273
Equity Instruments	(34)	(141)	(175)	(33)	148	115
Total earning assets	5,790	(11,690)	(5,900)	1,052	6,336	7,388
Interest Expense and Similar Charges
Interest-bearing liabilities
Deposits from the Brazilian Central Bank and Deposits from credit institutions	611	(198)	413	93	(1,307)	(1,214)
Customer deposits	1,561	(7,763)	(6,202)	1,187	3,840	5,027
Marketable debt securities	(1,590)	(2,722)	(4,312)	1,454	711	2,165
Subordinated liabilities	(394)	(291)	(685)	(197)	(93)	(290)
Other interest-bearing liabilities	697	—	697	2,451	—	2,451
Total interest-bearing liabilities	(885)	(10,974)	(10,089)	4,988	3,151	8,139

Assets

Earning Assets – Yield Spread

The following table analyzes our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the year ended December 31,
	2017	2016	2015
	(in millions of R$, except percentages)
Average earning assets	553,380	504,296	480,401
Interest and dividends on equity securities(1)	71,501	77,405	70,013
Net interest income	35,322	31,137	31,884
Gross yield(2)	12.9%	15.3%	14.6%
Net yield(3)	6.4%	6.2%	6.6%
Yield spread(4)	4.0%	4.0%	4.7%

(*)	Yield information does not give effect to changes in fair value that are reflected as a component of stockholder’s equity.

(1)	Total earning assets plus dividends from companies accounted for by the equity method (equity instruments).

(2)	Gross yield is the amount of “Interest and dividends on equity securities” divided by “Average earning assets.”

(3)	Net yield is the amount of “Net interest income” divided by “Average earning assets.”

(4)	Yield spread is the difference between the average rate of “Total earning asset” and the average rate of “Total interest-bearing liabilities.”

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	For the year ended December 31,
	2017	2016 (3)	2015
ROA: Return on average total assets	1.4%	1.2%	1.7%
ROE: Return on average stockholders’ equity	10.4%	8.9%	12.1%
ROE (adjusted) (1)	15.4%	13.3%	18.5%
Average stockholders’ equity as a percentage of average total assets	13.8%	13.9%	14.2%
Payout(2)	70.7%	71.6%	63.4%

(1)	“Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” is a non-GAAP financial measure which adjusts “Return on average stockholders’ equity” to exclude the goodwill arising from the acquisition of Banco Real in 2008. See “Item 3. Key Information—A. Selected Financial Data—Selected Consolidated Ratios” for a reconciliation of “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” to “Return on average stockholders’ equity.”

(2)	Dividend payout ratio (dividends declared per preferred share divided by net income per preferred share).

(3)	Our results for 2015 were affected by the R$4.8 billion reversal of tax provision regarding COFINS in that year which did not occur in 2017 or 2016.

Interest-Earning Assets (other than Loans)

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the year ended December 31,
	2017	2016	2015
Cash and balances with the Brazilian Central Bank	19%	19.8%	14.1%
Loans and amounts due from credit institutions	4.2%	6.8%	8.7%
Loans and advances to customers	50.2%	47.8%	51.5%
Debt instruments	26.5%	25.6%	25.6%
Total interest-earning assets	100%	100.0%	100.0%

Loans and Amounts Due from Credit Institutions

The following table shows our short-term funds deposited with other banks at each of the dates indicated.

	For the year ended December 31,
	2017	2016	2015
	(in millions of R$)
Time deposits	4,237	2,070	3,627
Reverse repurchase agreements	271	848	153
Escrow deposits	10,136	9,836	9,493
Cash and foreign currency investments	15,981	13,195	24,058
Other accounts	1,744	2,014	5,271
Total	32,369	27,964	42,601

Investment Securities

As of December 31, 2017 and 2016, the book value of investment securities was R$151 billion and R$146 billion, respectively (representing 23.0% of our total assets as of such dates). Brazilian government securities totaled R$122 billion, or 81.2% and R$123 billion, or 84.2% of our investment securities as of December 31, 2017 and 2016, respectively. For a discussion of how our investment securities are valued, see notes 7 and 8 to our consolidated financial statements.

The following table shows the carrying amounts of our investment securities by type and residence of the counterparty at each of the indicated dates:

	As of December 31,
	2017	2016	2015
	(in millions of R$)
Debt securities
Government securities—Brazil	122,362	122,972	93,440
Debentures and promissory notes	12,097	12,923	11,967
Other debt securities	14,626	7,931	10,307
Total domestic/debt securities	149,086	143,825	115,714

Equity securities
Shares of Brazilian companies	389	1,186	1,168
Shares of foreign companies	5	4	11
Investment fund units and shares	1,235	1,237	961
Total equity securities	1,629	2,427	2,141
Total investment securities	150,715	146,252	117,855

As of December 31, 2017 and 2016, we held no securities of single issuers or related groups of companies whose aggregate book or market value exceed 6% of our stockholders’ equity, other than the Brazilian government securities, which represented 140% and 144%, respectively of our stockholders’ equity. As of December 31, 2017 and 2016, the total value of our debt securities was approximately 172% and 171%, respectively, of stockholders’ equity.

The following table analyzes the maturities and weighted average yields of our debt investment securities (before impairment allowance) as of December 31, 2017. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not significant.

	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total
	(in R$ millions)
Debt securities
Government securities—Brazil	24,474	51,049	20,068	26,771	122,362
Other debt securities	4,930	13,000	8,129	665	26,724
Total debt investment securities	29,404	64,049	28,197	27,436	149,086

The average rate for debt investment securities is 9.3%.

Domestic and Foreign Currency

The following table shows our assets and liabilities by domestic and foreign currency, on December 31, 2017, 2016, and 2015:

	As of December 31,
	2017		2016		2015
	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency
	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank	100,740	126	110,430	175	88,909	234
Debt instruments	137,420	11,666	134,038	9,788	109,837	5,877
Loans and amounts due from credit institutions, gross	17,005	15,364	25,421	2,542	18,631	23,970
Loans and advances to customers, gross	269,126	18,703	257,170	11,267	264,491	2,775
Equity Instruments	1,624	6	2,426	—	2,141	—
Total assets	525,915	45,865	529,485	23,772	484,009	32,857
Liabilities
Financial Liabilities at Amortized cost
Deposits from the Brazilian Central Bank and Deposits from credit institutions	56,563	22,812	51,340	27,294	33,056	36,395
Customer deposits	276,042	—	247,445	—	232,344	10,669
Marketable debt securities	68,335	1,912	92,132	7,711	82,507	12,151
Subordinated debts	519	—	466	—	8,097	—
Debt instruments eligible to compose capital	8,435	—	8,312	—	9,959	—
Other financial liabilities	44,261	—	36,879	—	32,073	—
Total liabilities	454,155	24,724	436,574	35,005	398,036	59,245

Loan Portfolio

As of December 31, 2017, our total loans and advances to customers were R$287.8 billion (44.6% of our total assets). Net impairment losses, loans and advances to customers were R$272.4 billion as of December 31, 2017 (42.1% of our total assets). In addition to loans, we had outstanding as of December 31, 2017, 2016, 2015, 2014 and 2013, R$106.9 billion, R$91.2 billion, R$91.9 billion, R$98.6 billion and R$100.5 billion respectively, of loan commitments drawable by third parties.

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

We have a diversified loan portfolio with no specific concentration exceeding 10.0% of our total loans Furthermore, currently, 1.2% of our loan portfolio is allocated to our largest debtor and 7.7% to our next 10 largest debtors.

	As of December 31,
	2017	2016	2015	2014	2013
	(in millions of R$)
Commercial and industrial(1)	140,619	140,993	150,881	133,087	113,571
Real estate – (2)	34,809	36,650	36,852	31,864	25,555
Installment loans to individuals(3)	110,513	88,702	77,407	81,893	84,312
Lease financing(4)	1,888	2,093	2,126	2,266	2,768
Loans and advances to customers, gross(5)	287,829	268,438	267,266	249,111	226,206
Impairment losses	(15,409)	(16,435)	(15,233)	(13,421)	(13,472)
Loans and advances to customers, net	272,420	252,003	252,033	235,690	212,734

(1)	Includes primarily loans to small and medium-size businesses, or SMEs in our Commercial Banking segment, and to GCB, corporate and business enterprise customers in our Wholesale Global Banking segment. The principal products offered to SMEs in this category include revolving loans, overdraft facilities, installment loans, working capital and equipment finance loans. Credit approval for SMEs is based on customer income, business activity, collateral coverage and internal and external credit scoring tools. Collateral on commercial and industrial lending to SMEs generally includes receivables, liens, pledges, guarantees and mortgages, with coverage generally ranging from 100.0% to 150.0% of the loan value depending on the risk profile of the loan. Our Wholesale Global Banking customers are offered a range of loan products ranging from typical corporate banking products (installment loans, working capital and equipment finance loans) to more sophisticated products (derivative and capital markets transactions). As Wholesale Global Banking customers tend to be larger businesses, credit approval is based on customer credit quality as evaluated by a specialized team of risk analysts taking account of, among other things, business revenues and credit history of each customer. Underwriting policies for this category of loan to our Wholesale Global Banking customers are focused on the type of guarantee or collateral provided. Certain loans (BNDES products) are generally secured by liens on financed machinery and equipment, though guarantees may be provided as additional security.

(2)	Includes loans on residential real estate to individuals. Credit approval policies in this category are determined by reference to the type of lending product being offered, the type and location of the real estate, the revenue or income of the business or customer, respectively, requesting the loan and internal and external credit scoring information. All loans granted under this category are secured by the financed real estate. Loan-to-value ratios for loans in this category are generally limited to 80.0% and the average loan to value ratio for new loans is approximately between 54.0% and 60.0%. Moreover, real estate also includes construction loans made principally to real estate developers that are SMEs and corporate customers in our Wholesale Global Banking Segment. Loans in this category are generally secured by mortgages and receivables, though guarantees may be provided as additional security.

(3)	Consists primarily of unsecured and secured personal installment loans (including loans the payments for which are automatically deducted from a customer’s payroll), revolving loans, overdraft facilities, consumer finance facilities and credit cards. Credit approval in this category is based on individual income, debt-to-income ratio and internal and external credit scoring models. Credit approval for many of these types of loans is based on automatic scoring models, with pre-set lending limits based on credit scores. For example, the maximum lending amount on revolving loans and overdraft facilities may vary from between 60.0% to 240.0% of an individual’s monthly income, depending on the specific product and credit score of the individual.

(4)	Includes primarily automobile leases and loans to individuals and other leases to corporate customers. Credit approval is based both on an automatic scoring model using external credit scores and on evaluation by our branch personnel following our risk management policies. The vehicle financed acts as collateral for the particular loan granted.

(5)	Includes commercial credit, credit granted by us, money market operations, lease financing, other time credits and impaired assets.

Maturity

The following table sets forth an analysis by maturity of our loans and advances to customers by type of loans on December 31, 2017.

	Maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total Loans	Balance	% of Total Loans	Balance	% of Total Loans	Balance	% of Total Loans
	(in millions of R$, except percentages)
Commercial and industrial	103,378	59.3	31,262	37.9	5,979	19.2	140,619	48.9
Real estate	7,792	4.5	10,970	13.3	16,047	51.7	34,809	12.1
Installment loans to individuals	62,078	35.6	39,394	47.7	9,041	29.1	110,513	38.4
Lease financing	1,000	0.6	887	1.1	1	0.0	1,888	0.7
Loans and advances to customers, gross	174,248	100.0	82,513	100.0	31,068	100.0	287,829	100.0

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans by maturity as of December 31, 2017.

	Fixed and variable rate loans with maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of R$, except percentages)
Fixed rate	137,109	78.7	54,621	66.2	10,862	35.0	202,592	70.4
Variable rate	37,139	21.3	27,892	33.8	20,206	65.0	85,237	29.6
Total	174,248	100.0	82,513	100.0	31,068	100.0	287,829	100.0

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

	As of December 31,
	2017		2016		2015
	Balance	% of Total Assets	Balance	% of Total Assets	Balance	% of Total Assets
	(in millions of R$, except percentages)
OECD countries(1)
Spain	1,217	0.2	1,495	0.2	240	—
United States	3,304	0.5	1,692	0.3	2,686	0.4
Netherlands	3,853	0.6	6,595	1.0	5,474	0.9
United Kingdom(3)	6,508	1.0	190	0.0	10	0.0
Other OECD countries(2)	1,072	0.1	1,020	0.2	364	0.1
Total OECD	15,954	2.5	10,992	1.7	8,774	1.4
Non-OECD countries
Latin American countries(2)	314	0.0	55	0.0	522	0.1
Cayman Islands	(8,304)	(1.3)	1,301	0.2	4,372	0.7
Other(2)	100	0.0	463	0.1	574	0.1
Total non-OECD	(7,890)	(1.2)	1,819	0.3	5,468	0.9
Total	8,064	1.2	12,811	2.0	14,242	2.4

(1)	The Organisation for Economic Cooperation and Development.

(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

(3)	In 2017, the outstandings with the United Kingdom exceeded 0.75% of our total assets. For comparison purposes, the 2016 and 2015 outstanding for the country were reclassified from the “Other OECD” line to a specific line at the table above.

The following table presents the amounts of our cross-border outstandings as of December 31, 2017, 2016 and 2015 by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

	Government	Banks and Other Financial Institutions	Commercial and Industrial	Other Loans	Total
	(in millions of R$)
2015
United States	—	2,621	59	—	2,680
Netherlands	—	—	5,474	—	5,474
United Kingdom		9	—	1	10
Cayman Islands	—	2,265	—	—	2,265
Total	—	4,895	5,533	1	10,429
2016
United States	—	2,621	23	43	1,692
Netherlands	—	—	6,595	—	6,595
Austria	—	168	—	—	168
United Kingdom	—	52	—	138	190
Cayman Islands	—	778	—	—	778
Total	—	3,619	6,618	181	9,423
2017
United States	—	3,168	20	115	3,303
Netherlands	—	—	3,853	—	3,853
Austria	—	—	280	(5)	275
United Kingdom(1)	—	5	247	6,256	6,508
Cayman Islands	5,656	—	1,485	(15,445)	(8,304)
Total	5,656	3,172	5,885	(9,079)	5,635

(1)	In 2017, the outstandings with the United Kingdom exceeded 0.75% of our total assets. For comparison purposes, the 2016 and 2015 outstanding for the country were reclassified from the “Other OECD” line to a specific line at the table above.

Changes in Allowances for Impairment Losses on the Balances of “Loans and receivables”

The following tables analyze changes in our allowances for impairment losses for the periods indicated. For further discussion of movements in the allowances for impairment losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2017, 2016 and 2015—Impairment Losses on Financial Assets (Net).”

	As of December 31,
	2017	2016	2015	2014	2013
	(in millions of R$)
Balance at beginning of year	18,191	15,412	13,563	13,641	14,042
Impairment losses charged to income for the year	13,493	14,383	13,723	12,049	14,356
Write-off of impaired balances against recorded impairment allowance	(13,422)	(11,605)	(11,874)	(12,126)	(14,757)
Balance at end of year	18,262	18,191	15,412	13,563	13,641
Of which:
Loans and advances to customers	15,409	16,435	15,233	13,421	13,472
Loans and amounts due from credit institutions	69	201	179	142	168
Debt Instruments	2,784	1,555	144	—	—
Recoveries of loans previously written off(1)	1,154	994	757	855	456

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

Allowance by Type of Borrower

The table below shows a breakdown of recoveries, net provisions and write-offs against credit loss allowance by type of borrower for the periods indicated.

	For the year ended December 31,
	2017	2016	2015	2014	2013
	(in millions of R$)
Recoveries of loans previously written off(1)	1,154	994	757	855	456
Commercial and industrial	413	563	294	185	123
Real estate	210	103	86	81	78
Installment loans to individuals	521	314	348	560	215
Lease finance	10	14	29	29	41
Impairment losses charged to income for the year(1)	13,492	14,383	13,723	12,048	14,356
Commercial and industrial	5,499	6,523	6,634	4,875	5,186
Real estate – mortgage	471	369	91	38	126
Installment loans to individuals	7,461	7,617	6,766	6,867	8,803
Lease finance	61	(125)	232	268	241
Write-off of impaired balances against recorded impairment allowance	(13,422)	(11,605)	(11,874)	(12,126)	(14,757)
Commercial and industrial	(5,716)	(4,553)	(4,953)	(4,494)	(3,195)
Real estate	(342)	(190)	(77)	(97)	(177)
Installment loans to individuals	(7,312)	(6,811)	(6,622)	(7,337)	(11,093)
Lease finance	(52)	(51)	(222)	(199)	(292)

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

The table below shows a breakdown of allowances for credit losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated.

	As of December 31,
	2017	% of Total Loans	2016	% of Total Loans	2015	% of Total Loans
	(in millions of R$, except percentages)
Borrowers
Commercial and industrial	10,339	56,6	10,555	58.0	8,586	55.7
Real estate	493	2,7	364	2.0	184	1.2
Installment loans to individuals	7,374	40,4	7,226	39.7	6,420	41.7
Lease financing	56	0,3	46	0.3	222	1.4
Total	18,262	100,0	18,191	100	15,412	100.0%

Internal Risk Rating

The following table presents a breakdown of our portfolio by internal risk rating, at the dates indicated:

	As of December 31,
	2017	2016	2015
	(in millions of R$)
Internal Risk Rating (1)
Low	226,098	207,890	211,645
Medium-low	33,635	32,104	29,501
Medium	10,423	10,941	8,639
Medium-high	8,215	6,977	8,552
High	9,457	10,526	8,929
Loans and advances to customers, gross	287,829	268,438	267,266

For further information on our internal risk rating levels and their corresponding probability of default, see “Item 11. Quantitative and Qualitative Disclosures about Risk—Credit Risk—Credit Monitoring.”

Renegotiation Portfolio

The renegotiation portfolio for the year ended on December 31, 2017 amounted to R$12.2 billion, compared to R$12 billion for the same period in 2016, an increase of R$213 million or 1.8%. This portfolio includes loans and advances to customers that were extended and/or modified to facilitate repayment under conditions agreed upon with customers.

The renegotiation portfolio was covered by allowances for impairment losses of 54.0% as of December 31, 2017 and 51.9% as of December 31, 2016. These levels are considered appropriate for the characteristics of these loans and advances to customers.

The following table presents a breakdown of our renegotiation portfolio by type of customer, allowances for impairment losses and our coverage ratio at the dates indicated:

	2017	2016	2015
	(in millions of R$, except percentages)
Renegotiation Portfolio by type of customer
Commercial and industrial	6,086	5,763	5,158
Real Estate	1	—	—
Installment loans to individuals	6,047	6,130	6,173
Financial leasing	79	99	64
Total	12,213	11,992	11,395
Allowances for impairment losses	6,596	6,226	5,740
Coverage ratio	54.0%	51.92%	50.4%

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

Impaired Assets

The following table shows our impaired assets, excluding country risk.

	As of December 31,
	2017	2016	2015	2014	2013
	(in millions of R$, except percentages)
Impaired assets
Past due and other impaired assets(1)	19,145	18,887	18,599	14,011	14,022
Impaired assets as a percentage of total loans	6.7%	7.0%	7.0%	5.6%	6.2%
Net loan charge-offs as a percentage of total loans	4.7%	4.3%	4.4%	4.9%	6.5%
Net loan charge-offs as a percentage of average total loans	4.8%	4.5%	4.5%	5.3%	6.8%

(1)	Includes as of December 31, 2017, R$5,439 million of doubtful loans (R$5,576 million in 2016, R$5,549 million in 2015, R$3,959 million in 2014 and R$1,744 million in 2013) that were not past-due.

Evolution of Impaired Assets

Our impaired assets increased by 1.4%, or R$258 million, to R$19,145 million as of December 31, 2017, compared to R$18,887 million as of December 31, 2016. Provisions for impairment losses, including total recoveries of loans previously charged off, increased 0.4%, or R$71 million, to R$18,262 million as of December 31, 2017, compared to R$18,191 million as of December 31, 2016. Offsetting these effects were recoveries of R$1,154 million on loans previously written off as of December 31, 2017 and R$994 million as of December 31, 2016.

Santander Brasil believes the provisions it has taken were adequate to cover all known or reasonably probable losses or incurred losses in the credit portfolio of loans and other assets as of December 31, 2017.

The following table shows the changes in our impaired assets at the dates indicated:

	As of December 31,
	2017	2016	2015	2014	2013
	(in millions of R$)
Balance at beginning of year	18,887	18,599	14,011	14,022	16,057
Net additions	13, 680	11,893	16,462	12,114	12,722
Write-offs	(13,422)	(11,605)	(11,874)	(12,127)	(14,757)
Balance at end of year	19,145	18,887	18,599	14,011	14,022

The amount of “net additions” for any period is assets that became impaired in that period less assets that were impaired but became performing in that period. In 2017, better options to restructure debts decreased the “net additions” to impaired assets, keeping the amount relatively stable.

Impaired Assets by Type of Customer

The following table shows the amount of our impaired assets by type of customers at the dates indicated:

	As of December 31,
	2017	2016
	(in millions of R$)
Commercial and industrial	11,994	11,629
Real estate	782	719
Installment loans to individuals	6,304	6,488
Lease financing	65	52
Total	19,145	18,887

Commercial and Industrial

Impaired assets in the portfolio of commercial and industrial loans amounted to R$11,994 million as of December 31, 2017, an increase of R$365 million, or 3.1%, compared to R$11,629 million as of December 31, 2016. The increase in impaired assets in this portfolio was mainly primarily due to defaults by certain borrowers as a result of the weak macroeconomic conditions in Brazil. We have put in place various measures to manage impaired assets, including collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts.

Real Estate

Impaired assets in the real estate lending portfolio totaled R$782 million on December 31, 2017, an increase of R$63 million, or 8.8%, compared to R$719 million as of December 31, 2016. The increase was primarily due to defaults by certain specific large borrowers as a result of the weak macroeconomic conditions in Brazil.

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$6,304 million as of December 31, 2017, with a decrease of R$184 million, or 2.8%, compared to 2016. This decrease was a result of renegotiation practices for customers during restructuring programs along the year which reflects the measures adopted by Santander Brasil since late 2012 to manage default rates in this portfolio, which included the adaptation of credit limits for new customers, the development of new loan models with “predictive scoring” enhancements and recovery campaigns to offer to delinquent customers loan terms adjustments to help them meet their payment obligations.

Lease Financing

Impaired assets in the lease financing lending portfolio totaled R$65 million on December 31, 2017, an increase of R$13 million compared to December 31, 2016. The increase in impaired assets was mainly due to defaults by certain borrowers as a result of weak macroeconomic conditions in Brazil.

Methodology for Impairment Losses

We evaluate all loans regarding the provision for impairment losses from credit risk. Loans are either individually evaluated for impairment, or collectively evaluated by grouping similar risk characteristics. Loans that are individually evaluated for impairment losses are not evaluated collectively.

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

To measure the impairment loss on loans collectively evaluated for impairment, we segregate financial assets into groups considering the characteristics and similarity of credit risk. In other words, according to segment, the type of assets, guarantees and other factors associated such as the historical experience of impairment and other circumstances known at the time of assessment.

The loss parameters used to calculate the provisions also consider the type of exposure risk, recovery history and payment of renegotiated portfolio, as well as the probability of default of these operations, which are usually higher when compared to operations which have not been renegotiated.

The impairment loss is calculated using statistical models that consider the following factors:

•	Exposure at default or “EAD” is the amount of risk exposure at the date of default by the borrower. In accordance with IFRS as issued by the IASB, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

•	Probability of default or “PD” is the probability of the borrower failing to meet its principal and/or interest payment obligations. PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year. A loan is in default if either the value of principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

•	Loss given default, or “LGD,” is the loss arising in the event of default. In addition to examining the PD, we manage our portfolio looking for loans in which the borrowers will provide higher volumes of guarantees relating to operations and who will also act to constantly strengthen the area of loan recovery. These and other actions combined are responsible for ensuring the adequacy of the LGD parameters (loss resulting from the event of default by the borrower to honor the principal and/or interest payments). The LGD calculation is based on the net charge-offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of delinquency.

•	Loss identification period, or “LIP,” is the time period between the occurrence of a loss event and the identification of an objective evidence of this loss by us. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of such loss.

Moreover, prior to charging off past due loans without recovery (which is only done after we have completed all recovery efforts), we record provisions to the remaining balance of the loan so our allowance for impairment losses fully covers our losses. Thus, we understand that our allowance for impairment losses methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

Loans Past Due for Less Than 90 Days But Not Classified as Impaired

The following table shows the loans past due for less than 90 days but not classified as impaired at the dates indicated:

	As of December 31,
	2017	% of total	2016	% of total
	(in millions of R$, except percentages)
Commercial and industrial	3,559	19.9	4,141	23.8
Mortgage loans	4,880	27.3	5,202	29.9
Installment loans to individuals	9,266	51.8	7,957	45.7
Lease financing	177	1.0	109	0.6
Total (*)	17,882	100.0	17,409	100.0

(*)	Refers only to loans past due between 1 and 90 days.

Impaired Asset Ratios

Our Credit risk exposure portfolio increased by R$28.8 billion to R$330.5 billion as of December 31, 2017 compared to R$301.7 billion as of December 31, 2016. Our impaired assets increased by approximately R$258 million in the same period, from R$18.9 billion to R$19.1 billion. The default rate decreased by 47 basis points in 2017 in comparison to 2016. The decrease in impaired asset ratios was mainly caused by our efforts to better manage our impaired assets and provisions for impairment losses, especially in the commercial and industrial portfolio, by offering certain customers the chance to negotiate and restructure their debts.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio at the dates indicated.

	As of December 31,
	2017	2016	2015	2014	2013
	(in millions of R$ except percentages)
Loans and advances to customers, gross	287,829	268,438	267,266	249,111	226,206
Impaired assets	19,145	18,887	18,599	14,011	14,022
Provisions for impairment losses	18,262	18,191	15,412	13,563	13,641
Credit risk exposure Non-GAAP – customers (1)	330,474	301,703	310,877	288,445	257,420
Ratios
Impaired assets to credit risk exposure	5,8%	6.3%	6.0%	4.9%	5.4%
Coverage ratio(2)	95,4%	96.3%	82.9%	96.8%	97.3%
Impairment losses	(12,338)	(13,390)	(12,966)	(11,193)	(13,900)
Losses on other financial instruments not measured at fair value(3)	—	88	(524)	(78)	(218)
Impairment losses on financial assets (net)(4)	(12,338)	(13,301)	(13,634)	(11,272)	(14,118)

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$287,829 million as of December 31, 2017 and guarantees and documentary credits amounting to R$42,645 million as of December 31, 2017. We include off-balance sheet information in this measure to better demonstrate our total managed credit risk.

(2)	Provisions for impairment losses as a percentage of impaired assets.

(3)	Corresponds to the registration of losses of a permanent character in the realization value of bonds and securities classified as “securities available for sale” currently accounted for in “earnings on financial assets (net).”

(4)	As of December 31, 2017 impairment losses on financial assets (net) included R$2.784 million relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2013 through 2017:

Non-current assets held for sale

The following table shows the movement in non-current assets held for sale at the dates indicated.

	As of December 31,
	2017	2016	2015
	(in millions of R$, except percentages)
Balance at beginning of year	1,418	1,310	978
Foreclosures loans and other assets transferred	524	835	293
Capital increase in companies held for sale	—	10	355
Change in the scope of consolidation (1)	—	(498)	—
Sales	(435)	(239)	(317)
Final balance, gross	1,508	1,418	1,310
Impairment losses	(352)	(80)	(73)
Impairment as a percentage of foreclosed assets	23.4%	5.7%	5.5%
Balance at end of year	1,155	1,338	1,237

(1)	In 2016, as a result of there being no expectation of sale of these wind energy entities in existing market conditions, it was decided to transfer these to the line “Investments in affiliates and subsidiaries in the country.” On December 22, 2017, our wholly-owned subsidiary Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Investimentos”), Cia. de Ferro Ligas da Bahia – FERBASA S.A. (“FERBASA”) and Brazil Wind S.A. (“Brazil Wind”) entered into an agreement for the sale of 100% of the shares issued by BW Guirapá I S.A. (“BW I”) and owned by Santander Investimentos and Brazil Wind to FERBASA. For more information, see “Item 4. A—Important Events—Sale of BW Guirapá I S.A.”

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits.

The following tables analyze our deposits at the dates indicated.

	As of December 31,
	2017	2016	2015
	(in millions of R$)
Deposits from the Brazilian Central Bank and Credit Institutions
Time deposits	52,739	49,549	55,795
Demand deposits	306	314	145
Repurchase agreements	26,329	28,771	13,511
of which:
Backed operations with Private Securities(1)	—	446	85
Backed operations with Public Securities	26,329	28,324	13,427
Total deposits of the Brazilian Central Bank and Credit Institutions	79,375	78,634	69,451
Customer deposits
Current accounts	17,560	15,868	15,580
Savings accounts	40,572	36,051	35,985
Time deposits	146,818	94,478	89,986
Repurchase agreements	71,092	101,047	101,492
of which:
Backed operations with Private Securities(1)	33,903	59,460	61,174
Backed operations with Public Securities(1)	37,189	41,586	40,318
Total Customer deposits	276,042	247,445	243,043
Total deposits	355,417	326,079	312,494

(1)	Refers primarily to repurchase agreements backed by debentures of own issue.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of U$100,000 or more at the dates indicated. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	As of December 31, 2017
	Domestic	International
	(in millions of R$)
Under 3 months	20,299	2,815
3 to 6 months	9,690	—
6 to 12 months	11,270	—
Over 12 months	38,200	3,396
Total	79,459	6,211

Short-Term Borrowings

The following table shows our short-term borrowings consisting of government securities that we sold under agreements to repurchase for purpose of funding our operations.

	As of December 31,
	2017		2016		2015
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase
As of December 31	97,421	8.33%	131,016	13.60%	115,003	14.15%
Average during the period (1)	98,567	10.63%	124,705	14.11%	89,046	14.24%
Maximum month-end balance	119,007		131,016		103,105
Total short-term borrowings at year end	97,421		131,016		115,003

(1)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

4C. Organizational Structure

Santander Group controls Santander Brasil directly and indirectly through Santander Spain, Sterrebeeck B.V. (“Sterrebeeck”) and Grupo Empresarial Santander, S.L. which are controlled subsidiaries of the Santander Group. As of December 31, 2017, Santander Spain held, directly and indirectly, 89.5% of our voting stock (not including the shares held by Banco Madesant - Sociedade Unipessoal).

As of December 31, 2017, Santander Spain was the largest bank in the euro zone by market capitalization, with a market capitalization of approximately €88,410 million. As of December 31, 2017, Santander Spain’s attributable profit totaled €7,516 million, 13.5% higher than the previous year, and the total shareholder remuneration on account of the earnings for the 2017 financial year is €0.463 per share. The Santander Group operates principally in Spain, the United Kingdom, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products. In Latin America, the Santander Group has majority shareholdings in financial institutions in Argentina, Brazil, Chile, Mexico, Peru, Puerto Rico and Uruguay. As of December 31, 2017, Santander Brasil contributed 26% of the profit attributable to the Santander Group.

The following table presents the name, country of incorporation or residence and proportion of ownership interest of our main subsidiaries in accordance with the criteria for consolidation pursuant to IFRS:

	Activity	Country of Incorporation	Ownership Interest
			Direct	Total Direct and Indirect
Direct and Indirect subsidiaries of Banco Santander (Brasil) S.A.
Banco Bandepe S.A.	Bank	Brazil	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	78.57%	99.99%
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	Brazil	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Buying club	Brazil	100.00%	100.00%
Atual Companhia Securitizadora de Créditos Financeiros	Securitization	Brazil	100.00%	100.00%

Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	Brazil	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (current name of Santander Participações S.A.)	Holding	Brazil	100.00%	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.(1)	Payment Institution	Brazil	88.50%	88.50%
Sancap Investimentos e Participações S.A.	Holding	Brazil	100.00%	100.00%
Santander Brasil, EFC	Financial	Spain	100.00%	100.00%
Santander Holding Imobiliária S.A. (current name of Webcasas S.A.)	Holding	Brasil	100%	100.00%
Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	Brazil	—	100.00%
Evidence Previdência S.A.	Social Securities	Brazil	—	100.00%
Controlled by Getnet
Auttar HUT Processamento de Dados Ltda.	Other Activities	Brazil	—	100.00%
Integry Tecnologia e Serviços A.H.U Ltda.	Other Activities	Brazil	—	100.00%
Toque Fale Serviços de Telemarketing Ltda.	Other Activities	Brazil	—	100.00%
Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos S.A.(2).	Other Activities	Brazil	—	100.00%
Banco Olé Bonsucesso Consignado S.A. (current name of Banco Bonsucesso Consignado S.A.)(3).	Bank	Brazil	—	60.00%
Banco PSA Finance Brasil S.A. (6)	Bank	Brazil	—	50.00%
Controlled by Banco Olé Bonsucesso Consignado
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	Brazil	—	100.00%
Olé Tecnologia Ltda.	Other Activities	Brazil	—	100.00%
Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil S.A. (current name of PSA Finance Arrendamento Mercantil S.A.) (6).	Leasing	Brazil	—	100.00%
Controlled by Corretora de Seguros, Investimentos e Serviços
Webmotors S.A.	Other activities	Brazil	—	70%
Tecban – Tecnologia Bancária S.A. (Tecban)	Other activities	Brazil	—	19.81%
PSA Corretora de Seguros e Serviços Ltda.	Insurance broker	Brazil	—	50%
Santander FIC FI Contract I Referenciado DI	Investment Fund	Brazil	—	(a)
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund	Brazil	—	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	—	(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	—	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund	Brazil	—	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	—	(a)
Santander Fundo de Investimento Financial Curto Prazo	Investment Fund	Brazil	—	(a)
Santander Fundo de Investimento Capitalization Renda Fixa	Investment Fund	Brazil	—	(a)

Santander Paraty QIF PLC (5)	Investment Fund	Brazil	—	(a)
Santander FI Hedge Strategies Fund (5)	Investment Fund	Brazil	—	(a)
BRL V - Fundo de Investimento Imobiliário-FII (4)	Investment Fund	Brazil	—	(a)

(a)	Company to which we are exposed, or have rights to variable returns and have the ability to affect those returns by making certain decisions in accordance with IFRS 10 - Consolidated Financial Statements. We and/or our subsidiaries hold 100% of the quotas of these investment funds.

(1)	In May 2016, Super received approval from the Brazilian Central Bank to operate as a payment institution.

(2)	On January 4, 2016, Aymoré CFI informed the sellers of its decision to exercise the call option for the shares representing the remaining 50% of Super’s total voting capital owned by the sellers, for a value of approximately R$113 million. The transaction was completed on March 10, 2016, following receipt of approval from the Brazilian Central Bank.

(3)	At an extraordinary general meeting held on March 3, 2016 the change from the name of Banco Bonsucesso Consignado S.A. to Banco Olé Bonsucesso Consignado S.A. was approved. This name change received approval from the Brazilian Central Bank on June 1, 2016. At the ESM of November 1, 2016, the capital increase of Banco Olé Bonsucesso Consignado in the amount of R$50,000, from the current R$350,000 to R$400,000 was approved, through the issuance of 28,509,708 new nominated ordinary shares, without nominal value. The capital increase was approved by the Brazilian Central Bank in November 22, 2016.

(4)	This fund was established and became consolidated from August 2016. It is a structure in which Santander Brasil is the creditor of certain debts guaranteed by real estate. The real estate provided as guarantee was converted into capital contributions to the fund. Simultaneously with this, the shares in the fund were transferred to Santander Brasil.

(5)	Santander Brasil, through its subsidiaries, holds the risks and benefits of Santander Paraty QIF PLC and the sub-fund Santander FI Hedge Strategies Fund, both of which are based in Ireland and since August 2016 are fully consolidated into Santander Brasil’s financial statements. Santander Paraty QIF PLC does not hold any investments itself, acting instead through Santander FI Hedge Strategies Fund.

(6)	Investment acquired on August 1, 2016.

4D. Property, Plant and Equipment

We operate four major administrative operational centers, all of which are owned properties. Additionally, we own 403 properties for the activities of our banking network and rent 1,635 properties for the same purpose. Furthermore, in 2014, we opened and concluded the migration of our operation to the new data center located in Campinas, which also is an owned property. For further information about the location of our branches, see “—Item 4. Information on the Company—B. Business Overview—Distribution Network.” Our headquarters are located at Av. Presidente Juscelino Kubitschek, 2,041 and 2,235 Block A, Vila Olímpia, São Paulo, State of São Paulo, Brazil.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A. Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 and the related notes thereto, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors,” and other factors discussed elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2017, 2016 and 2015, prepared in accordance with IFRS as issued by the IASB and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements.”

Brazilian Macroeconomic Environment

In 2015, the economy deteriorated due to imbalances in the main macro fundamentals (inflation, external accounts and fiscal accounts). Monetary policy adjustments, contraction of federal government spending and tax increases, depreciation of the real against the dollar, and realignment of public tariff prices were needed. These factors contributed to a decrease in disposable income, which further slowed down the economy. Despite all the economic adjustments implemented throughout the year, the fiscal imbalance widened and the GDP contracted by 3.5% during 2015, which led to Brazil being downgraded to non-investment grade status by S&P in September 2015, Fitch Ratings in December 2015 and Moody’s in February 2016. Various major Brazilian companies were also downgraded. Such downgrades have further worsened the conditions of the Brazilian economy and the financial condition of Brazilian companies, especially those relying on foreign investments.

The recession continued throughout 2016, with GDP contracting 3.5%. However, market conditions improved markedly after a turbulent first quarter: inflation started to fall and ended the year within the official target band (at 6.3%), the currency strengthened, and the Central Bank started cutting the overnight interest rate. Fiscal deficits remained high, but a broad reform agenda, including the imposition of a freeze in government spending in real terms (already approved by the Congress) and a proposed social security reform helped to put the debt/GDP ratio on a more sustainable path, which appeared to have a positive impact on markets.

During the course of 2017 the Brazilian government announced changes to certain labor laws and the creation of a new long term rate for BNDES loans. However, the reform of Brazil’s social security system has been postponed to 2019.

Other Factors Affecting Our Financial Condition and Results of Operations

As a Brazilian bank, we are significantly affected by the general economic environment in Brazil. The following table presents key data of the Brazilian economy for the periods indicated:

	For the year ended December 31,
	2017	2016	2015
GDP growth (1)	1.0%	(3.5)%	(3.5)%
CDI rate (2)	9.9%	14.0%	13.2%
TJLP (3)	7.00%	7.50%	7.00%
SELIC rate (4)	7.00%	13.75%	14.25%
Increase (decrease) in real rate against the U.S. dollar	1.5%	(16.5)%	47.0%
Selling exchange rate (at period end) R$ per U.S.$1.00	3.31	3.26	3.90
Average exchange rate R$ per U.S.$1.00 (5)	3.19	3.49	3.33
Inflation (IGP-M) (6)	(0.5)%	7.2%	10.5%
Inflation (IPCA) (7)	2.9%	6.3%	10.7%

Sources: BNDES, Brazilian Central Bank, FGV and IBGE.

(1)	Revised series. Source: IBGE.

(2)	The overnight interbank deposit rate (Certificado de Depósito Interbancário), or “CDI” is the average daily interbank deposit rate in Brazil (at the end of each month and annually). This is the average rate for the given year.

(3)	Represents the interest rate applied by the BNDES for long-term financing (at the end of the period).

(4)	The benchmark interest rate payable to holders of some securities, such as treasury financial letters, issued by the Brazilian government and traded on the SELIC rate at the end of the applicable period.

(5)	Average of the selling exchange rate for the business days during the period.

(6)	The inflation rate is the general index of market prices (Índice Geral de Preços-Mercado, or “IGP-M”), as calculated by FGV.

(7)	The inflation rate is the consumer price index (Índice de Preços ao Consumidor – Amplo, or “IPCA”), as calculated by the IBGE.

Interest Rates

On January 21, 2015, the SELIC rate was increased to 12.25%, reaching 12.75% on March 3, 2015. In April 2015, the SELIC rate was 13.25%. The monetary tightening cycle was extended until July 2015, when the SELIC rate reached 14.25%. In October 2016, the Brazilian Central Bank started a monetary easing cycle, reducing the SELIC rate to 13.75% on December 31, 2016, and further reducing the SELIC rate to 7.00% as of December 31, 2017. The Brazilian Central Bank reduced the SELIC rate by 0.25% on meetings held on February 7 and March 21, 2018, bringing the SELIC rate down to 6.50%. A decrease in the SELIC rate may have a positive impact on our operations by promoting volume growth, even though it may also create pressure on asset-side spreads, while liability spreads should remain stable or even improve.

The following table presents the low, high, average and period-end SELIC rate since 2013, as reported by the Brazilian Central Bank:

	Low	High(1)	Average(2)	Period-End
Year
2013	7.25	10.00	8.44	10.00
2014	10.00	11.75	11.02	11.75
2015	11.75	14.25	13.58	14.25
2016	13.75	14.25	14.15	13.75
2017	7.00	13.75	9.83	7.00
2018 (through March 30, 2018)	6.50	7.00	6.75	6.50

(1)	Highest month-end rate.

(2)	Average of month-end rates during the period.

Our assets are predominantly fixed rate and our liabilities are predominantly floating. The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements. As of December 31, 2017, a 100 basis point increase in the yield curve would have resulted in R$378 million decline in the net interest income over a one-year period.

Credit Volume and Quality in Brazil

There was a slowdown in credit growth in 2015, with an annual growth of outstanding credit of 6.7%, a ratio of non-performing loans to individuals increased to 4.2% and a decrease of the household debt burden to 21.2%. In 2016, outstanding credit contracted 3.5% in nominal terms, but delinquency continued to fall: the ratio of non-performing loans to individuals reached 3.9%.

The total outstanding credit to GDP increased from 34.7% in December 2007 to 53.7% in December 2016, and fell to 47% in 2017.

	2017	2016	2015
	(in billions of R$)
Total Credit Outstanding (*)	3,064	3,107	3,217
Earmarked credit	1,511	1,550	1,582
Non-earmarked based credit	1,553	1,557	1,635
of which:
Corporate	705	747	832
Individuals (retail)	847	809	805

(*)	Some figures may be subject to revision by the Brazilian Central Bank.

Source: Brazilian Central Bank.

Foreign Exchange Rates

Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments. In 2017, we recorded foreign exchange revenues of R$605 million, R$4,575 million in 2016 and foreign exchange losses of R$10,084 million in 2015. These results are due to the variation of the U.S. dollar against the real on our assets and liabilities positions in U.S. dollar denominated instruments during these years. These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure. Such losses and gains are recorded under “Exchange differences (net).”

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. During 2015, the real depreciated significantly mainly as a result of deteriorating economic conditions in Brazil, including Brazil being downgraded to non-investment grade status by

S&P and Fitch Ratings, and a decrease in global commodities prices, and on December 31, 2015, the exchange rate was R$3.90 per U.S.$1.00. During 2016, the real appreciated 17% against the U.S. dollar as a result of improved macroeconomic conditions in Brazil. On December 31, 2016, the exchange rate was R$3.26 per U.S.$1.00. The real remained relatively stable against the U.S. dollar throughout 2017, with a small depreciation of 1.5%. On December 31, 2017, the exchange rate was R$3.31 per U.S.$1.00.

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

Inflation

The adoption of inflation targeting in 1999 resulted in a significant reduction in inflation rates in Brazil (measured by the IPCA, Consumer Price Index, the official inflation rate provided by the IBGE). In recent years, inflation has been oscillating around the target, which is set by the CMN. The target, which is still in effect, has been set at 4.5% since 2005 with a tolerance interval of 2% above and below this target. From 2017 onwards the tolerance interval for 2017 inflation was reduced to 1.5%. In addition, the target for inflation was set at 4.25% in 2019 and 4.00% in 2020.

Between 2012 and 2014, inflation ranged from 5.8% to 6.4%, i.e., it was close to the top of the fluctuation range in the Brazilian Central Bank’s inflation targeting range. In 2015, as a result of the indexation of a significant portion of contracts for services to the inflation levels of the previous years, the impact of adjustment of tariffs and the impact of the depreciation of the real on prices, the inflation rate reached a level of 10.7%, the highest on record since May 2005 and well above the Brazilian Central Bank’s inflation target of 4.5%. In 2016, inflation fell substantially as a result of the consistent efforts of the Brazilian Central Bank to reduce the inflation rate, ending the year at 6.3% (twelve-month accumulated rate). In 2017, inflation continued to decrease, with the twelve-month accumulated rate reaching 2.95%, below the lower limit of the Brazilian Central Bank’s target fluctuation range of 3% to 6%. As a result, the Brazilian Central Bank was required to send a letter to the CMN explaining the reasons for not meeting the target in which the Brazilian Central Bank explained that it expects that the monetary easing undertaken between 2016 and 2017 is expected to make the actual inflation rate converge towards the target.

The majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. We estimate that in 2017, a 1.0% increase or decrease in the base interest rate would have resulted in a decrease or increase, respectively, in our net interest income of R$378 million. Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs and increasing in the short run the risk of default by our customers.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, generally the consumer price index (Índice de Preços ao Consumidor – Amplo), or “IPCA,” and the general index of market prices (Índice Geral de Preços-Mercado), or “IGPM.” For example, considering the amounts in 2017, each additional percentage point change in inflation, would impact our personnel and other administrative expenses by approximately R$84 million and R$65 million, respectively.

Reserve and Lending Requirements

The requirements set by the Brazilian Central Bank for reserves and credit has a significant impact on the operational results of the financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our operational results by limiting or expanding the amounts available for commercial credit transactions.

The table below shows the requirements for reserves and credit to which we are subject for each financing category:

Product	As of December 31, 2017	As of December 31, 2016	Form of Required Reserve	Yield
Demand deposits
Rural credit loans (1)	34.0%	34.0%	Loans	Cap rate: 9.5% p.a.
Microcredit loans (2)	2.0%	2.0%	Loans	Cap rate: 2.0% p.m.
Reserve requirements (4)	40.0%	45.0%	Cash	Zero
Additional reserve requirements	0.0%	0.0%	Cash	SELIC
Free funding (3)	24.0%	19.0%
Savings accounts
Mortgage loans	65.0%	65.0%	Loans	Cap of TR + 12.0% p.a.
			TR + 6.17% p.a., or
Reserve requirements (4)	24.5%	24.5%	Cash	TR + 70.0% of the target SELIC
Additional reserve requirements	0.0%	5.5%	Cash	SELIC
Free funding (3)	10.5%	5.0%
Time deposits
Reserve requirements (4)	34.0%	25.0%
In cash or other instruments	0.0%	15.0%	Cash or other instruments	SELIC for Cash
In cash	0.0%	10.0%	Cash	SELIC
Additional reserve requirements	0.0%	11.0%	Cash	SELIC
Free funding(3)	66.0%	64.0%

(1)	Rural credits are credits granted to farmers in the amount of R$11.6 billion and R$9.0 billion on December 31, 2017 and December 31, 2016, respectively.

(2)	Micro-credit is a credit granted to very small businesses, with an open position of R$429.0 million and R$317.1 million on December 31, 2017 and December 31, 2016, respectively.

(3)	Interest-free financing is the amount to be used on a free of interest basis for other purposes in each financing category.

(4)	According to Circular No. 3,823” of the CMN, the Brazilian Central Bank replaced the reserve requirement deduction of time deposits and demand deposits by a fixed amount, based on total deductions as of January 20, 2017. From 2020, no deductions will be allowed. No deductions are allowed to meet reserve requirements for saving accounts.

Taxes

See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Taxation.”

Hedging in Foreign Investments

We operate a branch in the Cayman Islands and have a subsidiary named Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander EFC” (an independent wholly-owned subsidiary in Spain) which are used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the real on foreign investments are non-taxable or non-deductible. This tax treatment results in volatility of the income tax line item in our income statement. This asymmetry is offset through a derivative position in U.S. dollar futures, which generates gains or losses dependent on any devaluation or appreciation of the real, which is our strategy to protect our after-tax results. The reconciliation of our effective tax rate to the statutory tax rate is set forth in note 23b to our consolidated financial statements as of and for the year ended December 31, 2017.

Goodwill of Banco Real

We generated goodwill of R$27 billion as a result of our acquisition of Banco Real in 2008. Under IFRS, we are required to analyze goodwill for impairment at least annually or whenever there are indications of impairment. In 2017, 2016 and 2015, the recoverable goodwill amounts are determined from “value in use” calculations. For this purpose, we estimate cash flow for a period of five years. We prepare cash flow estimates considering several factors, including: (i) macroeconomic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate of, and long-term adjustments to, cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by an independent research company, which is reviewed and approved by the board of directors. Therefore, amortization of goodwill for tax purposes generates a permanent difference and, as a result, no record of the deferred tax liability.

The following table shows the main assumptions for the basis of valuation as of the dates indicated.

	2017	2016	2015
	(Value in use: cash flows)
Main Assumptions(*)
Basis of valuation
Period of the projections of cash flows(1)	5 years	5 years	5 years
Growth rate(2)	8.3%	8.0%	7.5%
Discount rate(3)	14.6%	15.2%	15.2%

(1)	The projections of cash flow are prepared using internal budget and growth plans of management, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2)	The growth rate is calculated based on a real growth rate of 4.15% p.a. plus annual long-term inflation in 2017.

(3)	The discount rate is calculated based on the capital asset pricing model. The discount rate before tax is 20.42% in 2017, 20.23% in 2016 and 20.11% in 2015.

(*)	The recoverability test was performed during the second half of 2017. Goodwill is tested for impairment at the end of each reportable period or whenever there is any indication of a potential impairment.

We performed a sensitivity test in the goodwill impairment analysis considering the main assumptions that could reasonably be expected to possibly change, as required by the IFRS. Accordingly, we applied such a test considering the discount rate and perpetuity growth rate as the main assumption subject to reasonably possible change and we did not identify any impairment to goodwill.

Factors Affecting the Comparability of Our Results of Operations

Acquisition of equity stake of Ipanema Empreendimentos e Participações S.A. and Gestora de Investimentos Ipanema S.A.

On October 16, 2017, Santander Brasil, through its wholly-owned subsidiary Atual Companhia Securitizadora de Créditos Financeiros, acquired a direct equity interest in the Ipanema Entities corresponding to 70% of Ipanema Entities’ share capital.

The Ipanema Entities are active in the credit recovery intelligence sector, providing services such as credit portfolio evaluation and pricing, collection, management and recovery of non-performing loans. Ipanema Credit Management focuses on portfolio pricing, collection and credit recovery management while Ipanema Asset, as an authorized asset manager duly licensed by the CVM, is responsible for the management of credit funds in which the portfolios of the Ipanema Entities’ customers are concentrated.

We intend to increase our recovery indicators with regards to non-performing loans by using the know-how of the Ipanema Entities. We also intend for the Ipanema Entities to continue to provide non-performing loan recovery and credit management services to third parties.

Accession to Certain Tax Payment Plans

In August 2017 we joined the Special Tax Regularization Program (Programa Especial de Regularização Tributária), or PERT. The program allows for certain tax debts to be repaid in installments. In connection with our participation in this program, we are repaying in installments certain amounts due as a result of lawsuits and administrative proceedings relating to corporate income tax and social security contributions for the periods from 1999 to 2005 in a total amount of R$492 million in January 2018 (taking into account the reduction arising from our participation in the program). A payment of R$191.9 million was due in August 2017 and a further payment of R$299.7 million was due by January 2018, both of which we have made within the prescribed time limits. As a result of our participation, we recorded expenses in an amount of R$364 million (after tax) in the third quarter of 2017.

In October 2017 we joined the Incentive Payment Programs and Installments (Programa de Parcelamento Incentivado) created by the cities Rio de Janeiro and São Paulo. The program allows for certain tax debts to be repaid in installments. In connection with our participation in this program, we are repaying in installments certain amounts due as a result of lawsuits and administrative proceedings relating to ISS for the periods from 2005 to 2016 in a total amount of R$293 million as of December 31, 2017. As we had made provisions for these losses, we registered income of R$435 million as a result of the reversal of certain provisions, net of tax effects, in an amount of R$96 million.

Establishment of Credit Intelligence Bureau

On January 20, 2016, we entered into a non-binding memorandum of understanding with Banco Bradesco S.A., Banco do Brasil S.A., Caixa Econômica Federal and Itaú Unibanco S.A., for the creation of a credit intelligence bureau, the CIB. The CIB will be structured as a corporation and each of Santander Brasil, Banco Bradesco S.A., Banco do Brasil S.A., Caixa Econômica Federal and Itaú Unibanco S.A. will have a 20% ownership stake in the corporation.

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

On April 14, 2017, the final documents were signed by the shareholders. The necessary regulatory authorizations, including by the Brazilian Central Bank and the CADE have already been granted. We estimate that the CIB will become fully operational in 2019.

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

In estimating the future cash flows of debt instruments, the following factors are taken into account:

•	All the amounts that are expected to be obtained over the remaining life of the instrument, in this case, the provided guarantees.

•	The impairment loss takes into account the likelihood of collecting accrued interest receivable.

•	The various types of risk to which each instrument is subject; and

•	The circumstances in which collections will foreseeably be made.

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

•	Customers with individual management: Wholesale segment customers, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support decision-making model-based risk assessment internal procedure.

•	Customers with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, by teams of analysts specializing in this type of risk. The credits related to standardized customers are usually considered not recoverable when they have historical loss experience and delay greater than 90 days.

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

The assessment of what constitutes an impairment is based on the following models:

We test goodwill for impairment on an annual basis, or more frequently if events or changes in economic circumstances, such as an adverse change in Santander Brasil’s business condition or observable market data, indicate that these assets may be impaired. The recoverable amount determination used in the impairment assessment requires prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions. Events and factors that may significantly affect the estimates include, among other things, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. If an impairment loss is recognized for goodwill, it may not be reversed in a subsequent period. The recognition of impairment is applicable when significant changes occur in the main estimates used to evaluate the recoverable amounts of the cash-generating unit recoverable amount below the carrying amount. Based on the assumptions described above, no impairment of goodwill in 2017, 2016 and 2015 was identified.

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

Upon impairment of either debt or equity instruments, the amount considered as effective loss is recognized in profit or loss. In addition, we did not identify any impairment of tangible assets in 2017, 2016 and 2015 (see notes 14, 13 and 12, respectively, to our audited consolidated financial statements).

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

New Accounting Pronouncements

The new accounting standards which will come into force after December 31, 2017 are mentioned in our audited consolidated financial statements included in this annual report. For further information, see note 1.c.1 to our audited consolidated financial statements.

All accounting policies and measurement bases on the consolidated financial statements for 2017were applied in the preparation of such financial statements.

Results of Operations for the Years Ended December 31, 2017, 2016 and 2015

The following table presents an overview of the certain key aspects of our results of operations for the years ended December 31 2017, 2016 and 2015:

Executive Summary
Results

Total Income

Our total income amounted to R$48,725 million for the year ended December 31, 2017, a decrease of 0.2% as compared to R$48,837 million for the year ended December 31, 2016. This decrease was primarily due to lower gains/losses on financial assets and liabilities (net) and exchange differences (net) of R$1,576 million in the year ended December 31, 2017 as compared to R$7,591 million in the year ended December 31, 2016, mainly as a consequence of our results of hedging on investments abroad in 2017. This decrease was offset by an increase in our net interest income of R$4,360 million, or 14.3% mainly due to an increase in our credit portfolio and margins charged on the loans we extend, and an increase in net fees and commissions of R$1,744 million, or 15.9% due to increase in the number loyal customers and an increase in the volume of transactions processed. Excluding the effects of the hedge for investment held abroad, our total income would have amounted to R$49,535 million in the year ended December 31, 2017, an increase of 17.6% compared to the year ended December 31, 2016. Total income excluding the effects of the hedge investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Our total income for the year ended December 31, 2015 amounted to R$30,814 million, a decrease of 58.5% compared to the year ended December 31, 2016, mainly due to the impact of the non-recurring result regarding reversal of tax provisions and tax reimbursement in relation to COFINS.

Impairment losses on Financial Assets (Net)

Our impairment losses on financial assets (net) reached R$12,338 million for the year ended December 31, 2017, a decrease of R$963 million, or 7.2% compared to our impairment losses on financial assets (net) in the year ended December 31, 2016. This decrease was primarily due to certain risk management measures which we have undertaken in recent years. In the year ended December 31, 2016, our impairment losses on financial assets (net) decreased by R$333 million, or 2.4%, as compared to our impairment losses on financial assets (net) of R$13,634 million in the year ended December 31, 2015, primarily as a result of (1) an increase of 2.1%, or R$280 million, in impairment losses for loans and receivables from R$13,110 million as of December 31, 2015 to R$13,390 million on December 31, 2016, and (2) a decrease of R$612 million to revenues of R$88 million for the year ended December 31, 2016 in other financial instruments not measured at fair value compared to a loss of R$524 million for the year ended December 31, 2015

Consolidated Profit for the Year

Our consolidated profit for the year ended December 31, 2017 was R$9,138 million, an increase of R$1,673 million, or 22.4%, as a result of an increase in the volume of transactions primarily due to our expanded digital offering and an increase in the number of loyal customers. For the year ended December 31, 2016, we reported a consolidated profit of R$7,465 million, a decrease of R$2,369 million as compared to the year ended December 31, 2015. This decrease was mainly due to nonrecurring results before taxes of R$7.9 billion related to a reversal of tax provision regarding COFINS and R$765 million of tax reimbursements related to COFINS that did not occur in 2016.

Efficiency

Our efficiency ratio was 33.1% in December 2017, a 2.5 p.p. increase from 30.6% in December 2016. Our efficiency ratio was 30.6% in December 2016, a 16.6 p.p. decrease from 47.1% in December 2015. Disregarding the effect of the hedge for investment abroad on our revenues, our adjusted efficiency ratio reached 32.5%, 34.9% and 34.8% in December 2017, 2016 and 2015, respectively. The efficiency ratio excluding the effects of the hedge investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Loan Portfolio

Our total loan portfolio reached R$287.8 billion as of December 31, 2017, an increase of 7.2% compared to December 31, 2016, mainly due to an increase in loans to individuals and consumer finance portfolio. Loans to individuals totaled R$107.6 billion, an increase of 18.0%, driven by credit cards, payroll loans and agricultural loans. Our consumer finance loan portfolio grew 24.7% in 2017, mainly due to an increase in vehicle financing greater than the market growth rate. In 2016, our total loan portfolio totaled R$268.4 billion, an increase of 0.4% as compared to the year ended December 31, 2015, driven by loans to individuals (specifically payroll loans and mortgages).

Credit Quality

Our impaired assets to credit risk ratio was 6.7% for the year ended December 31, 2017, a 0.3 p.p. decrease as compared to 7.0% in the years ended December 31, 2016. In 2015 impaired assets to credit risk ratio was 7.0%.

Our coverage ratio (provisions for impairment losses as a percentage of impaired assets) was 95.4% in the year ended December 31, 2017, a 0.9 p.p. decrease as compared to 96.3% December 31, 2016. This decrease was principally caused by a specific borrower in the final quarter of 2017. In 2015, this ratio was 82.9%, a 13.5p.p. increase as compared to 2016.

Our Basel Capital adequacy ratio, calculated in accordance with the regulations and guidance of the Brazilian Central Bank, was 15.8% for the year ended December 31, 2017, a decrease from 16.3%, as of December 31, 2016. For the year ended December 31, 2015 this ratio was 15.7%.

Deposits

Deposits from Brazilian Central Bank and deposits from credit institutions plus customer deposits increased by 9.0% to R$355.4 billion on December 31, 2017. For the year ended December 31, 2016, deposits from Brazilian Central Bank and deposits from credit institutions plus customer deposits amounted to R$326.1 billion, a 4.3% increase compared to R$312.5 billion in the year ended December 31, 2015.

Results of Operations

The following table presents our consolidated results of operations for the years ended December 31 2017, 2016 and 2015:

	For the year ended December 31,
	2017	2016	2015	% Change 2017/2016	%Change 2016/2015
	(in millions of R$, except percentages)
Net interest income	34,946	30,586	31,337	14.3	(2.4)
Income from equity instruments	83	259	143	(67.9)	81.0
Income from companies accounted for by the equity method	72	48	116	50.0	(58.6)
Net fee and commission income	12,722	10,978	9,484	15.9	15.8
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	1,574	7,591	(9,918)	(79.3)	(176.5)
Other operating income (expenses)	(672)	(625)	(347)	7.6	79.9
Total income	48,725	48,837	30,814	(0.2)	58.5
Administrative expenses	(16,121)	(14,920)	(14,515)	8.0	2.8
Depreciation and amortization	(1,662)	(1,483)	(1,490)	12.1	(0.5)
Provisions (net)	(3,309)	(2,725)	(4,001)	21.4	(31.9)
Impairment losses on financial assets (net)	(12,338)	(13,301)	(13,364)	(7.2)	(2.4)
Impairment losses on other assets (net)	(457)	(114)	(1,221)	300,9	(90.6)
Other nonfinancial gain (losses)	(324)	91	831	n.d.	(89.1)
Operating profit before tax	14,514	16,384	(3,216)	(11.4)	(609.5)
Income tax	(5,376)	(8,919)	13,050	(39.7)	(168.3)
Consolidated profit for the year	9,138	7,465	9,834	22.4	(24.1)

Consolidated Profit for the Year

Our consolidated profit for the year ended December 31, 2017 was R$9,138 million, an increase of R$1,673 million, or 22.4%, as compared to our consolidated profit of R$7,465 million for the year ended December 31, 2016 as a result of (i) an increase of R$4,360 million in net interest income as a result of an increase in the volume of transactions primarily due to our expanded digital offering and an increase in the number of loyal customers (ii) lower expenses of R$3,543 million tax expenses and (iii) a decrease of R$6,017 million in gains/losses on financial assets and liabilities (net) and exchange differences (net), both of which include the effects of the hedge for investment held abroad (i.e., R$6,950 million of gains in tax expenses line and losses in gains/losses on financial assets and liabilities (net) and exchange differences (net)).

•	Our consolidated profit for the year ended December 31, 2016 was R$7,465 million, a 24.1% decrease as compared to the year ended December 31, 2015 for which our consolidated profit was R$9,834 million. This decrease in our consolidated profit was mainly due to an increase of R$21,969 million in the “Income taxes” line item for the year ended December 31, 2016 as compared to the year ended December 31, 2015. This increase can be principally attributed to gains of R$2.7 billion related to the reversal of tax provisions made to cover the legal and a tax reimbursement related to COFINS in 2015 which did not occur in 2016;

•	an increase from 15% to 20% in the CSLL tax rate in the fourth quarter of 2015; and

•	tax expenses of R$17,059 million in the year ended December 31, 2016 arising out of the effects of foreign exchange rate variations affecting certain of our foreign branches and the associated hedging instruments, which was offset by gains in the same amount on financial assets and liabilities (net) and exchange differences (net). For further information, see “—Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments.”

Net Interest Income

Net interest income for the year ended December 31, 2017 was R$34,946 million, a 14.3% or R$4,360 million increase from R$30,586 million for the year ended December 31, 2016. This increase was mainly due to a 7.2% increase in the volume of loans extended to customers and an increase in the margin we charge on these loans, both of which were primarily concentrated in our commercial banking segment. In addition, our revenues from deposits increased as a result of our liability management plan, which included: (i) an increase in the average margins charged on deposit products which we offer, and (ii) an increase in the proportion of products which we offer on which we charge relatively higher margins.

Net interest income for the year ended December 31, 2016 was R$30,586 million, a 2.4%, or R$751 million, decrease from R$31,337 million for the year ended December 31, 2015. This decrease was principally due to a nonrecurring reversal of tax provision and a tax reimbursement in relation to COFINS in an amount of R$2.4 billion in 2015 that did not occur in 2016. For further information, please see note 24.c.1 and note 25 to our audited consolidated financial statements included in this annual report. Despite such decrease, revenues from deposits and others products related to our funding operations increased 31.1% or R$723 million, as compared to the year ended December 31, 2015, as a result of our focus on customer loyalty and active liability management.

Average total earning assets in 2017 were R$556.2 billion, a 10.3% or R$51.9 billion increase from R$504.3 billion in 2016. The principal drivers were an increase of R$38.0 billion, or 15.9%, in the average of loans and advances to customers and a R$18.7 billion increase in average of debt instruments. Net yield (the net interest income divided by average earning assets) was 6.4% in 2017 compared to 6.2% in 2016, an increase of 0.2 p.p. Our average total earning assets in 2016 were R$504.3 billion, a 5.0% or R$23.9 billion increase from R$480.4 billion in 2015. The principal drivers of this increase were an increase of R$32.1 billion, or 47.7%, in the average of cash and balances with the Brazilian Central Bank partially offset by a decrease of R$7.6 billion, or 18.4%, in the average of loans and amounts due from credit institutions. Net yield was 6.2% in 2016, compared to 6.6% in 2015, a decrease of 0.4 p.p.

Average total interest liabilities in 2017 were R$416.8 billion, a 2.1% or R$8.7 billion increase from R$408.1 billion in 2016. The main drivers of this growth were an increase of R$14.7 billion in customer deposits and an increase of R$13.0 billion in deposits from the Brazilian Central Bank and deposits from credit institutions, which were partially offset by a decrease of R$13.7 billion in marketable debt securities and a decrease of R$5.3 billion in subordinated debts. Average total interest bearing liabilities in 2016 were R$408.1 billion, a 5.9% or R$22.9 billion increase from R$385.2 billion in 2015. The main drivers of this growth were an increase of R$12.0 billion in customer deposits, an increase of R$11.6 billion in marketable debt securities and an increase of R$1.4 billion in deposits from the Brazilian Central Bank and deposits from credit institutions offset by R$2.2 billion in other interest bearing liabilities.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) was 4.0% in 2017 and 2016 and 4.7% in 2015.

Income from Equity Instruments

Income from equity instruments for the year ended December 31, 2017 totaled R$83 million, a R$175 million decrease from R$259 million for the year ended December 31, 2016. This decrease was mainly due to a decrease in dividends from investments registered in available for sale financial assets. In 2016, totaled R$259 million, a R$116 million increase from R$143 million for the year ended December 31, 2015. This increase was mainly due to an increase in dividends from investments registered in available for sale financial assets.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the year ended December 31, 2017 was R$72 million, a R$24 million increase from R$48 million for the year ended 2016. This increase was mainly due to the positive results of operations of Banco RCI Brasil S.A., a jointly-controlled company, which were partially offset by negative results of operations of Webmotors S.A., a jointly-controlled company. Income from companies accounted for by the equity method for the year ended December 31, 2016 was R$48 million, a R$69 million decrease from R$116 million for the year ended December 31, 2015. This decrease was mainly due to losses with results of operations at Banco RCI Brasil S.A., a jointly-controlled company.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2017 reached R$12,722 million, a 15.9% or R$1,744 million, increase from R$10,978 million for the year ended December 31, 2016. This increase was mainly due to an increase of R$670 million in revenues from credit and debit cards, R$543 million in revenues from current account services, R$337 million in revenues from insurance and capitalization products and an increase of R$283 million in revenues from capital markets services. Net fees and commissions for the year ended December 31, 2016 reached R$10,978 million, a 15.8%, or R$1,494 million, increase from R$9,484 million for the year ended December 31, 2015. This increase was mainly due to an increase of R$512 million in revenues from credit and debit cards, R$430 million in revenues from banking fees and R$285 million in revenues from insurance and capitalization products.

Net fees and commissions from credit and debit cards totaled R$3,692 million for the year ended December 31, 2017, an increase of 22.2% compared to the year ended December 31, 2016. This increase was primarily due to higher transaction volume (1,969.0 million in the year ended December 31, 2017 as compared to 1,651.5 million the year ended December 31, 2016). Net fees and commissions from credit and debit cards totaled R$3,022 million for the year ended December 31, 2016, an increase of 20.4% compared to the year ended December 31, 2015, mainly owing to higher interchange fees due to an increase in transaction volumes.

Net fees and commissions from current account services totaled R$3,544 million for the year ended December 31, 2017, an increase of 18.1% compared to the year ended 2016 primarily due to an increase in the volume of transactions of 20.2%. Net fees and commissions from current account totaled R$3,001 million for the year ended December 31, 2016, an increase of 16.7% compared to the year ended December 31, 2015 primarily due to an increase in the volume of transactions and a change in our product mix.

Net fees and commissions from insurance and capitalization products totaled R$2,815 million for the year ended December 31, 2017, a 13.6% increase compared to the year ended December 31, 2016, mainly due to the expansion of our product portfolio and the growth in credit related insurance products. Net fees and commissions from insurance and capitalization products totaled R$2,478 million for the year ended December 31, 2016, a 13.0% increase compared to the year ended December 31, 2015. This increase was mainly due to the marketing campaigns conducted in the branch network during the first half of 2016.

Revenues from fees and commissions charged in connection with capital markets totaled R$873 million for the year ended December 31, 2017, an increase of 47.9% compared to the year ended 2016, mainly due to an increase in revenues from securities placements. For the year ended December 31, 2016, Revenues from fees and commissions charged in connection with capital markets totaled R$590 million, a R$89 million increase compared to the year ended December 31, 2015.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2017, 2016 and 2015:

	For the year ended December 31
	2017	2016	2015	% Change 2017/2016	Change% 2016/2015
		(in millions of R$, except percentages)
Current account services	3,544	3,001	2,570	18.1	16.7
Collection and payment services	1,152	957	816	20.4	17.3
Insurance and capitalization	2,815	2,478	2,192	13.9	13.0
Asset Management and pension funds	824	1,174	1,028	(29.8)	14.2
Credit and debit cards	3,692	3,022	2,509	22.2	20.4
Capital markets	873	590	501	47.9	17.8
Trade finance	956	855	701	11.8	22.0
Tax on services	(526)	(515)	(401)	2.2	28.3
Others	(608)	(584)	(433)	4.1	35.0
Total	12,722	10,978	9,484	15.9	15.8

Gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2017 were gains of R$1,574 million, a R$6,017 million decrease from gains of R$7,591 million for the year ended December 31, 2016. This variation is mainly due to a decrease of R$6,950 million in derivatives transactions, as a consequence of our results of hedging on investments abroad, which was offset by the same amount in income taxes. Excluding the results of hedging on investments abroad effect, gains/losses on financial assets and liabilities (net) and exchange differences (net) were R$2,384 million for the year ended December 31, 2017, a 64.3% increase from R$1,451 million compared to the year ended December 31, 2016, primarily due to positive results in our derivative positions as a result of market volatility. Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding the effects of the hedge investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

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

The following table presents our gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net) for the periods indicated.

	For the year ended December 31
	2017	2016	2015	% Change 2017/2016	%Change 2016/2015
	(in millions of R$, except percentages)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	1,574	7,591	(9,918)	(79.3)	(176.5)
Effects of the hedge for investment held abroad	(810)	6,140	(10,919)	(113.2)	(156.2)
Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding Hedge Impact(1)	2,384	1,451	1,001	64.3	45.0

(1)	Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding the effects of the hedge investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2017 were expenses of R$672 million, an increase of R$47 million compared to expenses of R$625 million for the year ended December 31, 2016 primarily due to an increase in contributions to a deposit protection scheme known as the Credit Guarantee Fund (Fundo Garantidor de Crédito). Other operating income/expenses for the year ended December 31, were expenses of R$625 million, an increase of R$277 million compared to expenses of R$347 million for the year ended December 31, 2015, primarily due to the reversal of losses related to the private pension plan which occurred during the year ended December 31, 2015 that did not occur in the year ended December 31, 2016, and an increase in operational losses relating to fraud.

Administrative Expenses

Administrative expenses for the year ended December 31, 2017 were R$16,121 million, a R$1,200 million increase compared to expenses of R$14,920 million for the year ended December 31, 2016. For the year ended December 31, 2016, our administrative expenses of R$14,920 million reflected a R$405 million increase compared to administrative expenses of R$14,515 million for the year ended December 31, 2015.

Personnel expenses increased R$560 million for the year ended December 31, 2017, as a consequence of the increase in wages and salaries and social security costs, mainly due to higher profit sharing expenses related to the incentive plan expenses aligned with the business performance. In the year ended December 31, 2016, our personnel expenses increased R$578 million compared to the same period in 2015, due principally to higher wage and salaries and the R$155 million lump-sum bonus in connection with the renegotiation of our collective bargaining agreement in October 2016.

The following table sets forth our personnel expenses for each of the periods indicated:

	For the year ended December 31,
	2017	2016	2015	% Change 2017/2016	%Change 2016/2015
	(in millions of R$, except percentages)
Wages and salaries	5,714	5,377	4,655	6.3	15.5
Social security costs	1,381	1,273	1,316	8.5	(3.3)
Benefits	1,309	1,278	1,184	2.4	7.9
Training	58	63	93	(7.9)	(32.7)
Other personnel expenses	475	386	550	23.1	(29.8)
Total	8,937	8,377	7,799	6.7	7.4

Other administrative expenses increased R$640 million from R$6,543 million for the year ended December 31, 2016 to R$7,183 million for the year ended December 31, 2017. This increase mostly reflects higher expenses with specialized and technical services, technology and systems, and advertising and communications as a consequence of our commercial actions in line with business transformations. Other administrative expenses decreased R$173 million from R$6,716 million for the year ended December 31, 2015 to R$6,543 million for the year ended December 31, 2016. This decrease was primarily due to lower expenses from specialized and technical services, advertising and per diems and travel expenses.

The following table sets forth our administrative expenses for each of the periods indicated:

	For the year ended December 31,
	2017	2016	2015	% Change 2017/2016	%Change 2016/2015
	(in millions of R$, except percentages)
Specialized and technical services	1,901	1,745	1,821	9.0	(4.2)
Property, fixtures and supplies	1,284	1,279	1,268	0.5	0.8
Technology and systems	1,365	1,247	1,193	9.5	4.6
Advertising	618	487	523	26.9	(7.0)
Communications	593	489	481	21.4	1.6
Per diems and travel expenses	107	133	160	(19.6)	(16.9)
Surveillance and cash courier services	630	622	615	1.3	1.3
Other administrative expenses	685	542	655	26.3	(17.3)
Total	7,183	6,543	6,716	9.8	(2.6)

The efficiency ratio, which we calculate as total administrative expenses divided by total income, increased to 33.1% in the year ended December 31, 2017, as compared to 30.6% for the year ended December 31, 2016. For the year ended December 31, 2015 it was 47.1%. Our adjusted efficiency ratio, which excludes the effect of the hedge for investment held abroad (see “—Hedging in Foreign Investments” and “Selected Financial Data—Selected Consolidated Ratios, Including Non-GAAP Ratios”), was 32.5%, 34.9% and 34.8% in 2017, 2016 and 2015, respectively.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2017 was R$1,662 million, a R$180 million increase from R$1,483 million for the year ended December 31, 2016. This was principally due to impairment of intangible assets related to software of R$155 million and an increase of R$29 million incurred in connection with lease renewals. For the year ended December 31, 2016, depreciation and amortization amounted to R$1,483 million, a R$7 million decrease from R$1,490 million for the year ended December 31, 2015.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$3,309 million for the year ended December 31, 2017, an increase of R$584 million compared to R$2,725 million for the year ended December 31, 2016. This increase was mainly due to an increase in provisions related to civil and labor contingences and by our participation in the incentive installment payment program related to ISS taxes and the participation in the amnesty program for outstanding taxes and social security debts (in accordance with Provisional Measure No.783/2017). For further information, see note 24.c1 from our audited consolidated financial statements included in this annual report. In the year ended December 31, 2016, provisions (net) totaled R$2,725 million, a decrease of R$1,277 million compared to R$4,001 million for the year ended December 31, 2015. This decrease was mainly due to a decrease in provisions related to tax and civil contingencies.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the year ended December 31, 2017 were R$12,338 million, a R$963 million decrease compared to R$13,301 million for the year ended December 31, 2016. This decrease was principally due to:

•	A decrease of 7.9%, or R$1,052 million, in impairment loss for loans and receivables to R$12,338 million as of December 31, 2017, from R$13,390 million on December 31, 2016. We believe this decrease is primarily a result of our risk management strategy and which included the adaptation of credit limits for new customers, the development of new loan models with “predictive scoring” enhancements and recovery campaigns to offer to delinquent customers loan terms adjustments to help them meet their payment obligations.

•	A decrease of R$89 million in other financial instruments not measured at fair value from a revenue of R$88 million in the year ended December 31, 2016 to a loss of R$1 million in the year ended December 31, 2017.

For the year ended December 31, 2016, impairment losses on financial assets (net) were R$13,301 million, a R$333 million decrease compared to R$13,634 million for the year ended December 31, 2015 principally due to:

•	An increase of 2.1%, or R$280 million, in impairment losses for loans and receivables from R$13,110 million as of December 31, 2015 to R$13,390 million on December 31, 2016. The increase in impairment losses for loans and receivables was mainly caused by the slowdown in the Brazilian economy observed in the last two years, which affected our portfolio generally and, in particular, our commercial and industrial portfolio. As a result of the increase in impaired assets, we kept in place our measures to manage impaired assets and provisions for impairment losses, especially collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts.

•	A decrease of R$612 million to revenues of R$88 million for the year ended December 31, 2016 in other financial instruments not measured at fair value compared to a loss of R$524 million for the year ended December 31, 2015. This change was mainly due to provisions made in 2015 that did not occur in 2016.

Our credit risk exposure portfolio decreased by approximately R$9,174 billion from R$310.9 billion as of December 31, 2015 to R$301.7 billion as of December 31, 2016. Our impaired assets increased by approximately R$289 million in the same period from R$18.6 billion to R$18.9 billion (see “—Impaired Assets by Type of Loan”). The default rate on all loans and other financial assets increased by 30 basis points in 2016 in comparison to 2015.

Our credit risk exposure portfolio increased by R$28.8 billion to R$330.5 billion as of December 31, 2017 compared to R$301.7 billion as of December 31, 2016. Our credit risk exposure portfolio of R$310.7 billion as of December 31, 2016 was approximately R$9.174 billion lower than our credit risk exposure portfolio of R$310.9 billion as of December 31, 2015. Furthermore, our impaired assets increased R$257 million from R$18.9 billion as of December 31, 2016 to R$19.1 billion for the year ended December 31, 2017. Our impaired assets increased by approximately R$289 million from R$18.6 billion as of December 31, 2015 to R$18.9 billion as of December 31, 2016 (see “—Impaired Assets by Type of Loan”). The default rate decreased by 47 base points in 2017 in comparison with 2016, and increased by 30 basis points in 2016 in comparison with 2015.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio as of December 31, 2017 and December 31, 2016 and 2015.

	For the year ended December 31,
	2017	2016	2015	% Change 2017/2016	%Change 2016/2015
	(in millions of R$, except percentages)
Loans and advances to customers, gross	287,829	268,438	267,266	7.2	0.4
Impaired assets	19,145	18,887	18,599	1.4	1.6
Provisions for impairment losses	18,262	18,191	15,412	0.4	18.0
Credit risk exposure – customers(1)	330,474	301,703	310,877	9.5	(3.0)
Ratios
Impaired assets to credit risk exposure	5.8%	6.3%	6.0%	(0.5) p.p.	0.3 p.p.
Coverage ratio(2)	95.4%	96.3%	82.9%	(0.9) p.p.	13.4 p.p.
Impairment losses on loans and receivables	(12,338)	(13,390)	(13,110)	(7.9)	2.1
Impairment losses on other financial instruments not measured at fair value through profit for loss(3)	(0)	88	(524)	(100.2)	(116.9)
Total of Impairment losses on financial assets (net)(4)	(12,338)	(13,301)	(13,364)	(7.2)	(2.4)

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$287,829 million and guarantees and documentary credits amounting to R$42,645 million. We present the off-balance information to better demonstrate our total managed credit risk.

(2)	Provisions for impairment losses as a percentage of impaired assets.

(3)	Corresponds to registration of losses of a permanent character in the realization value of bonds and securities classified as “Securities available for sale” currently accounted for “Earnings on financials assets (net).”

(4)	As of December 31, 2017, 2016 and December 31, 2015, our total of impairment losses on financial instruments included R$2,784 million, R$144 million and R$1,555 million, respectively, relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio (impairment losses divided by loans and advances to customers, gross) from 2013 through 2017:

Impaired Assets by Type of Loan

The following table shows our impaired assets by type of loan as of December 31, 2017, 2016 and 2015.

	For the year ended December 31,
	2017	2016	2015	% Change 2017/2016	%Change 2016/2015
	(in millions of R$, except percentages)
Commercial and industrial	11,994	11,629	10,749	3.1	8.2
Real estate	782	719	829	8.8	(13.3)
Installment loans to individuals	6,304	6,488	6,970	(2.8)	(6.9)
Lease financing	65	52	52	25.0	n.d.
Total	19,145	18,888	18,599	1.4	1.5

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

Commercial and Industrial

Impaired assets in the portfolio of commercial and industrial loans amounted to R$11,994 million as of December 31, 2017, an increase of R$365 million, or 3.1%, compared to R$11,629 million as of December 31, 2016. The increase in impaired assets in this portfolio was mainly primarily due to defaults by certain borrowers as a result of the weak macroeconomic conditions in Brazil. We have put in place various measures to manage impaired assets, including collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts.

Impaired assets in the portfolio of commercial and industrial loans amounted to R$11,629 million as of December 31, 2016, an increase of R$880 million, or 8.2%, compared to R$10,749 million as of December 31, 2015. The increase in impaired assets in this portfolio was mainly caused by the slowdown in the Brazilian economy in the last three years, affecting our commercial and industrial portfolio. For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

Real Estate

Impaired assets in the real estate lending portfolio totaled R$782 million on December 31, 2017, an increase of R$63 million, or 8.8%, compared to R$719 million as of December 31, 2016. The increase was primarily due to defaults by certain specific large borrowers as a result of the weak macroeconomic conditions in Brazil.

Impaired assets in the real estate lending portfolio totaled R$719 million on December 31, 2016, a decrease of R$111 million compared to R$829 million as of December 31, 2015. The decrease in impaired assets between December 31, 2016 and 2015 was primarily due to better management of this portfolio, with improved options for customers to restructure their debt. For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$6,304 million as of December 31, 2017, with a decrease of R$184 million, or 2.8%, compared to 2016. This decrease was a result of renegotiation practices for customers during restructuring programs along the year which reflects the measures adopted by Santander Brasil since late 2012 to manage default rates in this portfolio, which included the adaptation of credit limits for new customers, the development of new loan models with “predictive scoring” enhancements and recovery campaigns to offer to delinquent customers loan terms adjustments to help them meet their payment obligations.

On December 31, 2016, our impaired assets in the installment loans to individuals lending portfolio totaled R$6,488 million, with a decrease of R$482 million, or 6.9%, compared to 2015. The decrease in impaired assets reflects the measures adopted by us since late 2012 to manage default rates in this portfolio. For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

Financial Leasing

Impaired assets in the lease financing lending portfolio totaled R$65 million on December 31, 2017, an increase of R$13 million compared to December 31, 2016. The increase in impaired assets was mainly due to defaults by certain borrowers as a result of weak macroeconomic conditions in Brazil.

Impaired assets in the financial leasing lending portfolio amounted to R$52 million as of December 31, 2016 and 2015. For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses”

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2017 amounted to losses of R$457 million, an increase of R$342 million as compared to the year ended December 31, 2016. This increase was primarily due to impairment losses of R$306 million related to system acquisition and development that did not occur in 2016. For the year ended December 31, 2016, impairment losses on other assets (net) amounted to losses of R$114 million, a decrease of R$1,106 million as compared to 2015, mainly due to expenses of R$675 million related to the impairment of software and expenses of R$534 million related to the impairment of payroll services related assets in 2015 that did not recur in 2016.

Other Nonfinancial Gains/Losses

Other nonfinancial gains/losses were losses of R$324 million during the year ended December 31, 2017, a negative variation of R$415 million from gains of R$91 million during the year ended December 31, 2016, mainly due to the disposal of property received in the collection process and the provision of the recoverable value of these assets. During the year ended December 31, 2016, other nonfinancial gains/losses were gains of R$91 million, a R$740 million decrease from gains of R$831 million during the year ended December 31, 2015, mainly due to a nonrecurring gain of R$751 million from the sale of SSS DTVM in 2015. For further information, see “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Sale of Santander Securities Services Brasil DTVM S.A.”

Operating Profit Before Tax

Operating profit before tax for the year ended December 31, 2017 was R$14,514 million, a decrease of R$1,870 million, or 11.4%, as compared to R$16,384 million for the year ended December 31, 2016. In the year ended December 31, 2015, our operating profit before tax for the year end was negative R$3,216 million.

Excluding the effects of the hedge for investment held abroad operating profit before tax amounted to R$15,324 million for the year ended December 31, 2017, a 49.6% increase from R$10,244 million compared to the year ended December 31, 2016. In the year ended December 31, 2015 operating profit before tax was R$7,703 million. Operating profit before tax excluding the effects of the hedge for investment held abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

The table below presents our operating profit before tax and our operating profit before tax excluding the effects of the hedge for investment held abroad for the periods presented.

	For the year ended December 31,
	2017	2016	2015	% Change 2017/2016	%Change 2016/2015
	(in millions of R$, except percentages)
Operating Profit Before Tax	14,514	16,384	(3,216)	(11.4)	(609.5)
Effects of the hedge for investment held abroad	(810)	6,140	(10,919)	(113.2)	(156.2)
Adjusted operating profit before tax	15,324	10,244	7,703	49.6	33.0

(1)	Adjusted operating profit is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Income Taxes

Income taxes expense includes income tax, social contribution, PIS and COFINS (which are social contributions due on certain revenues net of some expenses). Income taxes amounted to expenses of R$5,376 million for the year of 2017, a R$3,543 million decrease from losses of R$8,919 million for the year 2016. This decrease is mainly attributable to the following events: (i) foreign exchange gains of R$6,950 million as a consequence of the effects of foreign exchange rate variations on the investment abroad on our foreign branch and subsidiary, and the associated hedging instruments, affecting the “Gains (losses) on financial assets and liabilities (net)” line and (ii) the recognition of certain deferred tax credits during 2017 as a result of the decrease of CSLL rate from 20% to 15% applicable from 2019 onwards.

For the year ended December 31, 2016, income taxes amounted to expenses of R$8,919 million, a R$21,969 million change from a R$13,050 million of tax benefit for the year 2015. This change is mainly attributable to the following events: (i) negative variation of R$17,059 million as a consequence of the effects of foreign exchange rate variations on investments held abroad, and the associated hedging instruments, affecting the “Gains (losses) on financial assets and liabilities (net)” line, (ii) gains of R$2.7 billion related to the reversal of a tax provision and a tax reimbursement related to the COFINS in 2015 that did not occur in 2016, and (iii) the recognition of deferred tax credits derived from the increase of the CSLL tax rate from 15% to 20% in August 2015.

The following table shows our income taxes and income taxes excluding the effects of the hedge for investment held abroad for the periods indicated.

	For the year ended December 31,
	2017	2016	2015	% Change 2017/2016	%Change 2016/2015
	(in millions of R$, except percentages)
Income taxes	(5,376)	(8,919)	13,050	(39.7)	(168.3)
Effects of the hedge for investment held abroad	810	(6,140)	10,919	(113.2)	(156.2)
Income taxes excluding effects of the hedge for investment held abroad	(6,186)	(2,779)	2,130	122.6	(230.5)

(1)	Income taxes excluding effects of the hedge for investment held abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Results of Operations by Segment for the Years Ended December 31, 2017, 2016 and 2015

The following tables show our results of operations for the years ended December 31, 2017, 2016 and 2015, for each of our operating segments.

Commercial Banking

	For the year ended December 31,
	2017	2016	2015	% Change 2017/2016	%Change 2016/2015
	(in millions of R$, except percentages)
Net interest income	32,392	27,366	27,041	18.4	1.2
Income from equity instruments	83	259	143	(67.9)	81.0
Income from companies accounted for by the equity method	72	48	116	50.0	(58.6)
Net fee and commission income	11,262	9,580	8,241	17.6	16.3
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(26)	5,619	(9,069)	(100.5)	(162.0)
Other operating income (expenses)	(641)	(611)	(335)	4.8	82.4
Total income	43,143	42,261	26,136	2.1	61.7
Personnel expenses	(8,167)	(7,638)	(7,123)	6.9	7.2
Other administrative expenses	(7,012)	(6,273)	(6,450)	11.8	(2.7)
Administrative expenses	(15,179)	(13,911)	(13,573)	9.1	2.5
Depreciation and amortization	(1,560)	(1,382)	(1,361)	12.9	1.5
Provisions (net)	(3,190)	(2,685)	(4,013)	18.8	(33.1)
Impairment losses on financial assets (net)	(11,233)	(11,607)	(12,365)	(3.2)	(6.1)
Impairment losses on other assets (net)	(436)	(114)	(1,220)	281.9	(90.7)
Other nonfinancial gain (losses)	(324)	91	831	(456.9)	(89.1)
Operating profit before tax	11,220	12,652	(5,565)	(11.3)	(327.3)

	For the year ended December 31,
	2017	2016	2015	% Change 2017/2016	%Change 2016/2015
	(in millions of R$, except percentages)
Operating Profit Before Tax	11,220	12,652	(5,565)	(11.3)	(327.3)
Effects of the hedge for investment held abroad	(810)	6,140	(10,919)	(113.2)	(156.2)
Adjusted Operating Profit Before tax	12,030	6,512	5,354	84.7	21.6

2017 and 2016

Operating profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2017 was R$11.2 billion, a R$1.4 billion decrease from R$12.6 billion for the year ended December 31, 2016. This variation was mainly due to:

•	An increase of R$5,026 million in net interest income for the year ended December 31, 2017, compared to the year ended December 31, 2016, as a result of an increase in volume of loans extended to customers, an increase in the margin we charge on these loans and an increase in revenues from deposits as a result of our liability management plan.

•	An increase of R$1,682 million in net fee and commission income for the year ended December 31, 2017, compared to the year ended December 31, 2016, mainly due to (i) an increase in revenues from current accounts, (ii) an increase in revenues from credit and debit cards, and (iii) an increase in revenues from insurance and capitalization products.

•	A decrease of R$375 million in impairment losses on financial assets (net) for the year ended December 31, 2017, compared to the year ended December 31, 2016. This decrease reflects the adaptation of credit limits for new customers, the development of new loan models with “predictive scoring” enhancements and recovery campaigns to offer to delinquent customers loan terms adjustments to help them meet their payment obligation.

This variation was partially offset by:

•	A decrease of R$5,645 million in gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2017, compared to the year ended December 31, 2016. This variation is mainly explained by a decrease of R$6,590 million from derivatives transactions, as a consequence of our results of hedging on investments abroad. For further information, see “— Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments.”

Excluding the hedge of investments abroad effect on our revenues, our operating profit before taxes would have been R$12.0 billion, 84.7% higher than in the fiscal year ended December 31, 2016. Operating profit before taxes excluding the hedge of investments held abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

2016 and 2015

Operating profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2016 was R$12.6 billion, a R$18.2 billion increase from losses of R$5.6 billion for the year ended December 31, 2015. This variation was mainly due to:

•	An increase of R$14,688 million in gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2016, compared to the year ended December 31, 2015, mainly due an increase of R$17,059 million from derivatives transactions, as a consequence of our results of hedging on investments abroad. For further information, see “—Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments.”

•	A decrease of R$1,328 million in provisions (net) for the year ended December 31, 2016, compared to the year ended December 31, 2015, mainly due to a decrease in provisions expenses principally related to tax and civil contingencies.

•	An increase of R$1,339 million in net fee and commission income for the year ended December 31, 2016, compared to the year ended December 31, 2015, mainly due to an increase in revenues from banking fees, revenues from credit and debit cards and an increase in revenues from insurance and capitalization products.

Global Wholesale Banking

	For the year ended December 31,
	2017	2016	2015	% Change 2017/2016	%Change 2016/2015
	(in millions of R$, except percentages)
Net interest income	2,554	3,221	4,297	(20.7)	(25.0)
Net fee and commission income	1,460	1,397	1,243	4.5	12.4
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	1,600	1,972	(849)	(18.9)	(332.1)
Other operating income (expenses)	(31)	(14)	(12)	132.9	14.5
Total income	5,582	6,576	4,678	(15.1)	40.6
Administrative expenses	(943)	(1,009)	(942)	(6.5)	7.1
Personnel expenses	(771)	(739)	(675)	4.3	9.4
Other administrative expenses	(172)	(270)	(267)	(36.5)	1.3
Depreciation and amortization	(102)	(101)	(129)	0.9	(21.6)
Provisions (net)	(119)	(39)	12	n.d.	(439.4)
Impairment losses on financial assets (net)	(1,105)	(1,694)	(1,269)	(34.7)	33.5
Impairment losses on other assets (net)	(21)	(0)	(0)	n.d.	n.d.
Operating profit before tax	3,293	3,732	2,349	(11.8)	58.9

2017 and 2016

Profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2017 was R$3.3 billion, a 11.8%, or R$439 million, decrease from R$3.7 billion for the year ended December 31, 2016.

This variation was mainly due to:

•	a decrease of R$666 million in net interest income, principally due to lower income from market activities with customers and our proprietary trading; and

•	a decrease of R$372 million in gains/losses on financial assets and liabilities (net) and exchange differences (net), mainly explained by a decrease in gains from derivatives and market positions. This variation was partially offset by a decrease of R$589 million in impairment losses on financial assets (net), primarily due to our risk management.

2016 and 2015

Profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2016 was R$3.7 billion, a 58.9%, or R$1,383 million, increase from R$2.3 billion for the year ended December 31, 2015.

This variation was mainly due to:

•	an increase of R$2,821 million in gains on financial assets and liabilities (net) and exchange differences (net), mainly explained by an increase in gains from derivatives and market positions.

This variation was partially offset by:

•	a decrease of R$1,076 million in net interest income, mainly related to losses on market positions offset in part by gains on financial assets and liabilities (net) and exchange differences (net); and

•	an increase of R$425 million in impairment losses on financial assets (net), as a result of additional allowances for certain corporations that were adversely affected by the weak macroeconomic environment.

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

The following tables present the composition of our consolidated funding at the dates indicated.

	As of December 31,
	2017	2016	2015
	(in millions of R$)
Customer deposits	276,042	247,445	243,043
Current accounts	17,560	15,868	15,580
Savings accounts	40,572	36,051	35,985
Time deposits	146,818	94,479	89,986
Repurchase agreements	71,092	101,047	101,492
Backed operations with Private Securities(1)	33,903	59,460	61,174
Backed operations with Public Securities(1)	37,189	41,586	40,318
Deposits from the Brazilian Central Bank and credit institutions	79,375	78,634	69,451
Demand deposits	306	314	145
Time deposits(2)	52,739	49,549	55,795
Repurchase agreements	26,329	28,771	13,512
Backed operations with Private Securities(1)	—	446	85
Backed operations with Public Securities(1)	26,329	28,324	13,427
Total deposits	355,417	326,079	312,494
Marketable debt securities	70,247	99,843	94,658
Agribusiness Credit Notes	8,854	6,981	2,097
Treasury Bills	31,686	61,157	55,301
Real Estate Credit Notes	27,714	23,983	23,795
Bonds and other securities	1,993	7,722	13,465
Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital	8,437	8,312	9,959
Subordinated liabilities	519	466	8,097
Total Funding	434,620	434,700	425,209

(1)	Refers primarily to repurchase agreements backed by debentures of own issue.

(2)	This includes transactions with credit institutions in connection with export and import financing lines, BNDES and FINAME on-lending and abroad on other credit lines abroad.

Deposits

Customer Deposits

Our balance of customer deposits was R$276.0 billion on December 31, 2017, R$247.4 billion on December 31, 2016, and R$243.0 billion on December 31, 2015, representing 63.5%, 56.9% and 57.2% of our total funding, respectively.

Current Accounts

Our balance of current accounts was R$17.6 billion on December 31, 2017, R$15.9 billion on December 31, 2016 and R$15.6 billion on December 31, 2015, representing 4.9%, 4.9%, and 5.0% of total deposits, respectively.

Customer Savings Deposits

Our balance of customer savings deposits was R$40.6 billion on December 31, 2017, R$36.0 billion on December 31, 2016 and R$36.0 billion on December 31, 2015, representing 11.4%, 11.1% and 11.5% of total deposits, respectively.

Customer Time Deposits

Our balance of customer time deposits was R$146.8 billion on December 31, 2017, R$94.5 billion on December 31, 2016 and R$90.0 billion on December 31, 2015, representing 41.3%, 29.0% and 28.8% of total deposits, respectively.

Customer Deposits – Repurchase Agreements

We maintain a portfolio of Brazilian public and private sector debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile and composed, generally, of Brazilian public securities and of repurchase agreements linked to debentures. Securities sold under repurchase agreements decreased to R$71.1 billion on December 31, 2017 from R$101.0 billion on December 31, 2016 and R$101.5 billion on December 31, 2015, representing 20.0%, 31.0% and 32.5% of total deposits, respectively.

Deposits from the Brazilian Central Bank and Credit Institutions

Our balance of deposits from the Brazilian Central Bank and credit institutions was R$79.4 billion on December 31, 2017, R$78.6 billion on December 31, 2016 and R$69.4 billion on December 31, 2015, representing 22.3%, 24.1% and 22.2% of total deposits, respectively.

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

Other Funding

Marketable Debt Securities

Our balance of marketable debt securities was R$70.2 billion on December 31, 2017, R$99.8 billion on December 31, 2016 and R$94.7 billion on December 31, 2015, representing 16.2%, 23.0% and 22.3% of our total funding, respectively.

Agribusiness credit notes (Letra de Crédito do Agronegócio), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, are issued exclusively by financial institutions and related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain and the exchange acceptances, reached R$8.9 billion on December 31, 2017, R$6.9 billion on December 31, 2016, and R$2.1 billion on December 31, 2015.

Treasury bill instruments (Letras financeiras) are a funding alternative available to banks that can be characterized as senior or eligible to compose the Regulatory Capital. Pursuant to CMN Resolution 4,123 of August 23, 2012, its minimum term must be 24 months and it must be issued for a minimum amount of R$300,000 for subordinated transactions and R$150,000 for senior transactions. Our balance of treasury bills instruments totaled R$31.7 billion as of December 31, 2017, a 48.2% decrease from December 2016.

Real estate credit notes (Letras de Crédito Imobiliário) increased 15.6%, from R$23.9 billion on December 31, 2016 to R$27.7 billion on December 31, 2017.

We undertake issuances of securities, including under our U.S.$10,000,000,000 Global Medium Term Notes Program. Our balance of bonds and other securities was R$1.9 billion on December 31, 2017 and R$7.7 billion on December 31, 2016. This change was principally due to the non-replacement of certain debt instruments reaching maturity.

Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital

We have issued U.S. dollar-denominated Notes that constitute Tier 1 and Tier 2 regulatory capital as part of our plan to optimize our capital structure. As of December 31, 2017 the balance for both Tier 1 and Tier 2 debt instruments was R$8.4 billion compared to R$8.3 billion as of December 31, 2016. This variation was caused by the depreciation of the U.S. dollar against the real.

Subordinated Liabilities

As of December 31, 2017 and 2016, our subordinated liabilities amounted to a total of R$0.5 billion of certificates of deposit issued by us in the local market in various issuances at average interest rates indexed to CDI or IPCA.

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

Our Basel capital adequacy ratio, calculated in accordance with the regulations and guidance of the Brazilian Central Bank was 15.8% as of December 31, 2017. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Capital Adequacy and Leverage—Basel.”

	As of December 31,
	2017(1)(2)	2016(1)	2015(1)
	(in millions of R$, except percentages)
Tier I Regulatory Capital	56,386.0	56,264.0	52,785.0
CET 1 Common Equity Tier I	52,196.9	52,136.8	47,840.2
Supplementary Capital	4,189.1	4,127.2	4,944.9
Tier II Regulatory Capital	4,250.4	4,280.8	5,182.1
Regulatory Capital (Tier I and II)	60,636.4	60,544.9	57,967.1
Required Regulatory Capital	383,132.7	36,669.6	40,531.2
Portion of Credit Risk(3)	324,696.5	31,309.9	36,355.9
Market Risk Portions(4)	25,857.1	2,388.6	2,301.0
Operational Risk Portion(5)	32,579.1	2,971.0	1,874.3
Tier I Ratio	14.7%	15.2%	14.3%
Basel Principal Capital	13.6%	14.0%	13.0%
Basel Ratio	15.8%	16.3%	15.7%

(1)	Amounts calculated based on the applicable consolidated prudential conglomerate definition, which took effect as of January 2015.

(2)	As of 2017, the amounts of required regulatory capital have been informed as the risk-weighted assets correspondent and in the prior years the amounts were being informed as the allocated portions. For better comparison to the prior years, the respective recalculated amounts of portions for 2017 are: Portion of credit risk R$30,034, Market risk portion R$2,392 and Operational risk portion R$3,014.

(3)	To calculate the capital allocation for credit risk we considered Brazilian Central Bank Circular No. 3,714 of August 20, 2014, which amends Circular No. 3,644 of March 4, 2013.

(4)	Includes portions for market risk exposures subject to variations in rates of foreign currency coupons, or “PJUR2,” price indexes, or “PJUR3,” and interest rate, or “PJUR1/PJUR4,” the price of commodities, or “PCOM,” the price of shares classified as trading portfolios, or “PACS,” and portions for gold exposure and foreign currency transactions subject to foreign exchange, or “PCAM.”

(5)	To calculate the capital allocation for the Operational Risk Portfolio we considered Brazilian Central Bank Circular Nº 3.640 of March 4, 2013, which amends the resolution No. 4.193 of March 1, 2013.

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

5D. Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	The ongoing economic and political crisis in Brazil may adversely affect the performance of the Brazilian economy. As a result, our credit portfolio, which is focused on Brazil, may not grow or could decrease and our provisions for loan losses would increase;

•	Financial problems in certain countries in Europe could lead to another international financial crisis. If this occurs, Brazilian GDP growth in future periods may be depressed and, as a result, our credit portfolio may not grow or could decrease and our provisions for loan losses would increase;

•	Potential inflation increases that could cause an increase in interest rates and lower growth in lending activities;

•	Continued market volatility and instability that could affect our revenues;

•	Restrictive regulations or government intervention in the banking business, which could affect our margins and/or growth in lending activities;

•	Regulatory capital changes towards more restrictive rules as a response to any potential financial crisis or general macroeconomic conditions;

•	Decreased liquidity in domestic capital markets;

•	Tax policies that could decrease our profitability;

•	Currency fluctuation and exchange rate controls that could have an adverse impact on international investors;

•	Failure to adequately protect ourselves against risks relating to cyber-security;

•	Our dependence on the proper functioning of information technology systems; and

•	In contrast to all the points mentioned above, a recovery in the Brazilian economy, with new reforms underway (such as the pension reform and the foreign trade reform), and ongoing control of inflation, could have a positive effect on the economic environment and, therefore, impact our business.

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

Lending-Related Financial Instruments and Guarantees

We use lines and letters of credit and financial guarantee instruments to meet the financing needs of our customers. The contractual amount of these financial instruments represents the maximum possible credit risk should the counterparty draw down the commitment or we fulfill our obligation under the guarantee, and the counterparty subsequently fails to perform according to the terms of the contract. Most of these commitments and guarantees expire without the counterparty drawing on the credit line or a default occurring. As a result, the total contractual amount of these instruments does not represent our future credit exposure or funding requirements. Further, certain commitments, primarily related to consumer financing are cancelable, upon notice, at our option.

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

The following table sets forth the maximum potential amount of future payments under credit and financial guarantees.

	As of December 31,
	2017	2016	2015
	(millions of R$)
Contingent liabilities
Guarantees and other sureties	40,730	32,630	42,836
Documentary credits	1,915	635	774
Total contingent liabilities	42,645	33,265	43,611

We also manage certain funds that are not recorded on our balance sheet as detailed below for the periods indicated:

	As of December 31,
	2017	2016	2015
	(millions of R$)
Funds under management	1,748	1,534	2,542
Total	1,748	1,534	2,542

Finally, we hold certain third-party securities in custody which are not recorded on our balance sheet. As of December 31, 2017, 2016 and 2015, we held in custody debt securities and equity instruments entrusted to Santander Brasil by third parties totaling R$40.4 million, R$27.8 million and R$38.4 million, respectively.

5F. Contractual Obligations

Our contractual obligations as of December 31, 2017 are summarized as follows:

	As of December 31, 2017
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of R$)
Contractual Obligations
Deposits from the Brazilian Central Bank and credit institutions	79,375	66,727	6,798	2,718	3,131
Customer deposits	276,042	216,363	42,494	17,176	9
Marketable debt securities	70,247	49,952	17,923	1,492	880
Debt Instruments Eligible to Compose Capital(1)	8,437	114	—	—	8,323
Subordinated liabilities	519	519	—	—	—
Contractual Interest payments(2)	45,976	17,788	11,687	7,854	8,648
Total	480,596	351,464	78,903	29,239	20,991

(1)	The table above excludes the notional and any interest payments relating to our perpetual Tier I bonds which interests are discretionary as described in “Item 5A—Operating And Financial Review And Prospects—Operating Results.”

(2)	Calculated for all Deposits from credit institutions, Customer Deposits, Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital (Tier II) assuming a constant interest rate based on data as of December 31, 2017 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The above table does not reflect amounts that we may have to pay on derivative contracts. The amounts ultimately payable will depend upon movements in the financial markets. The net fair value position of our derivative contracts as of December 31, 2017 reflected assets of R$414 million, compared to assets of R$4,466 million as of December 31, 2016.

In addition, we lease many properties under standard real estate lease contracts, which can be canceled at our option and include renewal options and escalation clauses. Total future minimum payments of non-cancelable operating leases as of December 31, 2017 was R$2,458 million, of which R$624 million matures in up to one year, R$1,545 million from one year to up to five years and R$288 million after five years. Additionally, we have contracts with indeterminate maturities totaling R$1 million per month.

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

Our board of directors is composed of a minimum of five members and a maximum of twelve members. A minimum of 20.0% of the members of the board of directors must be independent members. The board of directors has a Chairman and a Vice-Chairman, each elected at the general shareholders’ meeting by majority vote.

Our board of executive officers is composed of a minimum of two members and a maximum of 75 members, one of them being appointed as the Chief Executive Officer, and the others may be appointed as senior vice president executive officers, vice president executive officers, investor relations officer, executive officers and officers without specific designation. Certain of our executive officers are also members of the boards of executive officers and/or boards of directors of our subsidiaries.

Pursuant to Brazilian law, the election of each member of the board of directors and board of executive officers must be approved by the Brazilian Central Bank.

The following table presents the names, positions and dates of birth of the current members of our board of directors and board of executive officers:

Members of the Board of Directors:

Name	Position	Date of Birth
Álvaro Antonio Cardoso de Souza	Chairman	September 5, 1948
Sergio Agapito Lires Rial	Vice-Chairman	July 28, 1960
Conrado Engel	Member	May 30, 1957
José Antonio Álvarez Álvarez	Member	January 6, 1960
José Maria Nus Badía	Member	February 9, 1950
José de Paiva Ferreira	Member	March 1, 1959
Celso Clemente Giacometti	Independent Member	October 13, 1943
Deborah Patricia Wright	Independent Member	September 4, 1957
Deborah Stern Vieitas	Independent Member	August 21, 1957
José Luciano Duarte Penido	Independent Member	March 8, 1948

Members of the Board of Executive Officers:

Name	Position	Date of Birth
Sergio Agapito Lires Rial	Chief Executive Officer	July 28, 1960
José de Paiva Ferreira	Senior Vice President Executive Officer	March 1, 1959
Angel Santodomingo Martell	Vice President Executive Officer and Investor Relations Officer	November 16, 1965
Alessandro Tomao	Vice President Executive Officer	March 8, 1977
Antonio Pardo de Santayana Montes	Vice President Executive Officer	November 5, 1971
Carlos Rey de Vicente	Vice President Executive Officer	February 20, 1974
Jean Pierre Dupui	Vice President Executive Officer	September 23, 1968
Juan Sebastián Moreno Blanco	Vice President Executive Officer	December 17, 1964
Manoel Marcos Madureira	Vice President Executive Officer	December 30, 1951
Mário Roberto Opice Leão	Vice President Executive Officer	July 21, 1975
Vanessa de Souza Lobato Barbosa	Vice President Executive Officer	December 24, 1968
José Alberto Zamorano Hernandez	Executive Officer	May 9, 1962
José Roberto Machado Filho	Executive Officer	August 25, 1968
Alexandre Grossmann Zancani	Officer	October 14, 1977
Amancio Acúrcio Gouveia	Officer	March 31, 1963

Name	Position	Date of Birth
André de Carvalho Novaes	Officer	April 14, 1969
Carlos Aguiar Neto	Officer	March 5, 1971
Cassio Schmitt	Officer	April 23, 1971
Cassius Schymura	Officer	February 19, 1965
Claudenice Lopes Duarte	Officer	July 25, 1972
Ede Ilson Viani	Officer	September 5, 1967
Germanuela de Almeida de Abreu	Officer	December 6, 1975
Gilberto Duarte de Abreu Filho	Officer	August 7, 1973
Gustavo Alejo Viviani	Officer	August 26, 1975
Igor Mario Puga	Officer	November 10, 1981
José Teixeira de Vasconcelos Neto	Officer	March 8, 1975
Leopoldo Martinez Cruz	Officer	August 19, 1974
Luis Guilherme Mattos de Oliem Bittencourt	Officer	December 4, 1973
Luiz Masagão Ribeiro Filho	Officer	January 1, 1976
Marcelo Malanga	Officer	May 18, 1969
Marino Alexandre Calheiros Aguiar	Officer	May, 14, 1971
Nilton Sergio Silveira Carvalho	Officer	January 1, 1957
Rafael Bello Noya	Officer	October 19, 1977
Ramón Sanchez Díez	Officer	October 29, 1968
Reginaldo Antonio Ribeiro	Officer	May 19, 1969
Roberto de Oliveira Campos Neto	Officer	June 28, 1969
Robson de Souza Rezende	Officer	January 24, 1967
Rodrigo Cury	Officer	July 17, 1976
Ronaldo Wagner Rondinelli	Officer	August 2, 1973
Sergio Gonçalves	Officer	August 7, 1956
Thomas Gregor Ilg	Officer	September 12, 1968
Ulisses Gomes Guimarães	Officer	March 14, 1971

Below are the biographies of the members of our board of directors and board of officers.

Members of the Board of Directors:

Álvaro Antonio Cardoso de Souza. Mr. Souza is Portuguese and was born on September 5, 1948. He holds degrees in Economics and Business Administration from the Pontifícia Universidade Católica de São Paulo, and attended several specialization courses from a number of American universities, such as the University of Pittsburgh and The Wharton Business School of the University of Pennsylvania. Currently, he is an Officer of AdS – Gestão, Consultoria e Investimentos Ltda. He is a Certified Director, an accreditation granted to him by Instituto Brasileiro de Governança Corporativa. He was General Officer of Banco de Investimentos Crefisul and Chief Executive Officer of Citibank / Brazil. As Vice-President Executive Officer of Citibank New York, he led the Cross Border Finance Group, the Global Private Bank, the Consumer Bank USA and the Latin America Consumer Bank. He was also Chairman of the board of directors of Citibank in Switzerland, Chairman of the board of directors of Banco Crefisul, Chairman of the boards of directors of Fundo Brasileiro para a Biodiversidade (FUNBIO), of WWF Brasil, of Board Trustees of WWF Inernacional and of Credicard in Brazil, besides participating in the board of directors of Citibank Equity Investments (Argentina) and AMBEV. He also worked as Senior Advisor for Latin America at Citibank until his retirement in September 2003. He was President of Banco ABC-Roma, an affiliate to Grupo Globo and was member of the board of directors of several Brazilian companies, such as Celbrás, Ultraquímica, SPCI Computadores, Signature Lazard, Banco Triângulo, CSU Cardsystems and Gol Linhas Aéreas, Duratex and Grupo Libra. He was also member of the board of directors of MasterCard International and President of the American Chamber of Commerce in São Paulo. Currently, he is the Chairman of our board of directors and a member of our Risk and Compliance Committee, Compensation Committee and Nomination and Governance Committee.

Conrado Engel. Mr. Engel is Brazilian and was born on May 30, 1957. He holds a degree in Aeronautical Engineering from the Instituto Tecnológico de Aeronáutica - ITA. He started his career in 1981 as management trainee of Citibank S.A., where he worked for seven years. From 1992 to 1997 he was the responsible Officer for the businesses related to credit cards for Banco Nacional-Unibanco. In 1998 he was elected Chief Executive Officer of

Financeira Losango. In October 2003 he became responsible for the retail business of HSBC in Brazil and was a member of its executive committee until the end of 2006. From January 2007 to May 2009 he was responsible for the retail business and was a member of the directive committee of HSBC in the Asian-Pacific region, in Hong Kong. In May 2008 he was appointed group general manager and took office as Chief Executive Officer of HSBC Brasil in June 2009, where he remained until March 2012. As one of our Senior Vice-President Executive Officers, he has been responsible for the Wealth Management & Specialized Businesses Vice-Presidency, including Auto Joint Ventures, until January 2018. Currently he is a member of our Board of Directors, a member of our Risk and Compliance Committee of Santander Brasil, Chairman of the board of directors of Banco Olé Bonsucesso Consignado S.A. and a member of the advisory board of Santander Brasil Gestão de Recursos Ltda.

José Antonio Álvarez Álvarez. Mr. Álvarez is Spanish and was born on January 6, 1960. He holds a bachelor’s degree in Administration and Business Economics from Universidad Santiago de Compostela in Spain and an MBA from the University of Chicago’s Graduate School of Business. He started at Santander Spain in 2002 as the head of finance management and in November 2004 he was elected as Chief Financial Officer. He served as Head of the Finance Division of Banco Bilbao Vizcaya Argentaria, S.A. in Spain from 1999 to 2002 and as Financial Officer of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999. He was also Chief Financial Officer of Banco Hipotecario, S.A. in Spain from 1993 to 1995 and vice president of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993, and held roles at Banco de Crédito Industrial and Instituto Nacional de Industria. He was a member of the board of directors of Banco de Crédito Local S.A. from 2000 to 2002 and President of the European Banking Federation’s Banking Supervision Committee from 2009 to 2012. Currently, he is the Chief Executive Officer of the Santander Group, a member of the board of directors of Santander Consumer Finance, S.A., a member of the Supervisory Board of Banco Zachodni WBK S.A., a member of the Supervisory Board of Santander Consumer Bank AG and Santander Consumer Holding GmbH and was a member of the Supervisory Board of Santander Holdings USA, Inc. until January 2015. He has been a member of our board of directors since 2009.

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

José de Paiva Ferreira. Mr. Paiva is Portuguese and was born on March 1, 1959. He has a specialization degree in Business Administration from the Fundação Getúlio Vargas, and an MBA from the Wharton School of Business at the University of Pennsylvania. He has worked in the financial markets for more than 40 years. He started at Banco Bradesco in 1973 and occupied several different positions. Afterwards, he joined Banco Geral do Comércio, Noroeste and Santander Brasil, where he was Vice President Executive Officer, responsible for the Business, Human Resources, Operations, Technology, Property, Products, Marketing, Credit Cards, Insurance, Leasing and Branch Network. From 2000 to 2001 he occupied the position of e-Business Officer for Latin America, for the American Division of Santander Central Hispano. At the end of 2001, he came back to Brazil in order to work at Banco Banespa as Vice President Executive Officer, responsible for the Operational Resources department. In 2003, he became Vice President Executive Officer responsible for Marketing, Products and Retail Business for Santander Brasil. In 2008, he became the Chief Executive Officer of Santander Brasil, a position that he occupied until the merger with Banco Real, when he became Senior Vice President Executive Officer, responsible for the Retail Business. In March 2011 he became Director of Santander Brasil’s board of directors, and joined the Board business group based in Los Angeles, California, USA, where his main activities involved technological innovations. Currently, he is a member of our board of directors, and since July 2013 he also acted as Senior Vice President Executive Officer, responsible for the Human Resources, Organization, Property, Proceedings, Operations, Technology and Costs. He is also Chairman of the board of directors of Santander Leasing S.A. Arrendamento Mercantil, a member of the board of directors of TECBAN – Tecnologia Bancária, and Getnet Adquirência e Serviços para Meios de Pagamento S.A., officer of Gestora de Investimentos Ipanema S.A. and a member of our Risk and Compliance Committee.

Sergio Agapito Lires Rial. Mr. Rial is Brazilian and was born on July 28, 1960. He was Chief Executive Officer of Marfrig Global Foods S.A. His professional career includes the posts of Vice-President Executive Officer and World Chief Financial Officer of Cargill. He was also a member of the board of directors of Cargill for nine years. He was a Managing Director of Bear Stearns & Co., in New York, Officer of ABN AMRO Bank and a member of the board of directors of ABN AMRO Bank in the Netherlands, as well as a member of the board of directors of Mosaic Fertilizers. He has a degree in Law from the Universidade Federal do Rio de Janeiro and in Economics from Universidade Gama Filho, and also has an MBA from IBMEC in São Paulo, as well as specializations from Harvard Business School, the Wharton School of Business at the University of Pennsylvania and INSEAD, in France. Currently he is Vice-Chairman of the board of directors and the Chief Executive Officer of Santander Brasil, Chairman of the board of directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A. and Universia Brasil S.A.

Celso Clemente Giacometti. Mr. Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in Business Administration from the Faculdade de Economia São Luís and graduated with an accounting sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as trainee and reviewer at Citibank. From 1963 to 2001 he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações, Sabó Autopeças and Votorantim Indústrias. He was a member of the Fiscal Council of CTEEP/ISA - Transmissão Paulista. He was also the CEO of Souto Vidigal, a holding company and family office, from 2004 to 2006. On February 3, 2010, he was elected as an independent member of our board of directors, a body which he presided over between October 2011 and June 2013 and between August 2013 and March 2015. He is President of the Fiscal Council and member of the Audit Committee of Ambev S.A. He is the manager partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders and former board member of IBGC (Brazilian Institute of Corporate Governance) and a current member of its Governance and Nomination Commission. He is a member of the CAF (Comitê de Fusões e Aquisições). Currently, he is an independent member of our board of directors, as well as member of our Compensation Committee and Nomination and Governance Committee.

Deborah Patricia Wright. Mrs. Wright is Brazilian and was born on September 4, 1957. She holds a Business Administration degree from the São Paulo School of Business Administration (EAESP-FGV). Mrs. Wright started her career in 1980 at Kibon’s Marketing Department, where she remained until 1989. In 1989, she joined Unilever as Marketing Manager and worked in the food division. In 1991, she returned to Kibon as Marketing Director, becoming Commercial Vice-President in 1994. In 1995 she became the General Manager of Kraft Suchard Foods. In 1997, she reached the position of General Manager of Kibon. At ICI/Paints, she was the General Manager for Tintas Coral Brasil from 1997 to 1999, and subsequently the Regional Manager for ICI. She was also General Officer at Parmalat Brasil in 1999, and Chief Executive Officer of Pão de Açúcar’s Group Internet Division from 2000 to 2002. From 2002 to 2007, she was Corporate Vice-President/Commercial Vice-President in the area of Sales and Corporate Marketing of the Abril Group. From 2009 to 2010, she was Chief Executive Officer/Country Manager of Ipsos Brasil, a market research firm. She has been acting as board member since 2001. From 2001 to 2005, she was a member of the Escola Americana de São Paulo’s board (Graded School). From 2005 to 2006, she was a member of the superior board of CONAR (National Board of Advertising Self-Regulation). From 2008 to 2014, she was member of Lojas Renner’s board, as well as Chairwoman of the Sustainability Committee from 2012 to 2014. She was a member of the consultative council of Eurofarma from 2013 to 2016. Currently, she is associated with: WCD Brazilian Group (Women Corporate Directors); Strategy and Innovation Committee of the IBGC (Brazilian Institute of Corporate Governance); the Commission of Strategy and of the Group; and Gender Diversity – Women in Boards. Currently she is a member of our Nomination and Governance Committee and Compensation Committee.

Deborah Stern Vieitas. Mrs. Vieitas is Brazilian and was born on August 21, 1957. She is currently the CEO of American Chamber of Commerce Brazil (Amcham Brazil) and a board member of AXA Seguros S.A. From 2008 to 2014, she was a CEO and a member of the Board of Banco Caixa Geral Brasil. From 2000 to 2008, she was an Executive Vice President of Banco BNP Paribas Brasil, responsible for Corporate Coverage and Loan and Financing portfolios. From 1998 to 2000, she was an Executive Vice President of Banco CCF Brasil. Currently she is a member of our Risk and Compliance Committee.

José Luciano Duarte Penido. Mr. Penido is Brazilian and was born on March 8, 1948. He holds a Mining Engineering degree from the Engineering School of Universidade Federal de Minas Gerais. He started his career at ICOMI – Indústria e Comércio de Minérios in the manganese mine of Serra do Navio, in Amapá, where he worked until August 1973. From September 1973 to 1988, he worked at SAMITRI, a mining company from the Belgo

Mineira Group, where he played several mineral research, mining, and industrial project management roles. From 1989 to 2003, he worked for SAMARCO, where he started as Development Officer and was the Chief Executive Officer for 12 years. From 2004 to 2009, he was the Chief Executive Officer of VCP – Votorantim Celulose e Papel. Since 2009, Mr. Penido has been chairing the board of directors of Fibria Celulose. He is also an independent member of the boards of directors of COPERSUCAR, Química Amparo YPÊ and the ALGAR Group. Additionally, he is a member of the Instituto Votorantim’s board. In his socio-environmental activities, Mr. Penido acts as Chairman of the ACEVP – Paraíba River Valley’s Ecological Corridor Association and as a member of the Board of Directors of the Rede Cidadã NGO. Currently he is also coordinator of our Audit Committee and a coordinator of our Sustainability Committee.

Members of the Board of Executive Officers:

Sergio Agapito Lires Rial. See “—Members of the Board of Directors.”

José de Paiva Ferreira. See “—Members of the Board of Directors.”

Angel Santodomingo Martell. Mr. Santodomingo is Spanish and was born on November 16, 1965. He holds a degree in Economics and Business with specialization in Finance from the ICADE University in Madrid and a CFA (Chartered Financial Analyst) from the CFA Society of the United States. As one of our Vice President Executive Officers, he holds the position of Chief Financial Officer and Investor Relations Officer. He started at the Santander Group in 2005 as Head of International Developments and Asset Management and then became globally responsible for the investor relations area. He was the Country Head of Grupo Fortis and an officer and board member at Banesto Bolsa. He also worked at Usera y Morenés S.V.B. - Sociedade de Valores y Bolsa and Arthur Andersen (Deloitte). From 1996 to 2008, he occupied the position of Chief Executive Officer of CFA Society in Spain, where he acted as founding member of such nonprofit organization focused on serving the holders of financial analyst accreditation (CFA) and from 2009 to 2014 was Vice President of AERI’s (Asociación Española de Relaciones con Inversores) board of directors. He is also Chief Executive Officer of Aymoré CFI, Santander Leasing S.A. Arrendamento Mercantil, Santander Corretora de Seguros, Investimentos e Serviços S.A. and Atual Companhia Securitizadora de Créditos Financeiros S.A., Executive Officer of Santander Cultural and Santander Holding Imobiliária S.A., Chairman of the Board of Directors of Webmotors S.A. and a member of the boards of directors of Banco Olé Bonsucesso Consignado S.A., Banco RCI Brasil S.A., Santander Leasing S.A. Arrendamento Mercantil, Super Pagamentos e Administração de Meios Eletrônicos S.A. and Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Alessandro Tomao. Mr. Tomao is Brazilian and was born on March 8, 1977. He holds a bachelor’s degree in Law from the FMU University and a master’s in Business Administration - HR degree from the University of São Paulo. As one of our Executive Vice-Presidents, he has been responsible for the Company’s Legal and Corporate Affairs department since February 2018. From June 2010 to February 2018, he has been the head of the legal litigation, legal consulting in labor and pension funds departments at Santander Brasil. From 2000 to 2010, he served as head of labor and pension funds legal department at Banco Itaú S.A. Previously, from 1998 to 2000, he acted as trainee at Whirlpool Brazil, where he started his career. Since 2015, he has been a permanent member of the legal counsel of FEBRABAN, where he acted from 2011 to 2015 as the coordinator of the labor committee. Currently, since January 2017, he is a member of the Legal Counsel of ABRAPP (Brazilian Association of Pension Funds) as well.

Antonio Pardo de Santayana Montes. Mr. Pardo is Spanish and was born on November 5, 1971. He holds a degree in Economics and Law from the ICADE school of the Universidade Pontifícia Comillas. As one of our Vice-President Executive Officers, he is responsible for the risk management department, having previously held the post of Officer responsible for the Risk Credit Recovery area and Officer of Wholesale Risks and Aymoré CFI. He was a consultant at PricewaterhouseCoopers from 1995 to 1998, senior risk analyst for Santander Central Hispano/Santander Investment from 1998 to 2000 and senior manager of Monitor Company from 2000 to 2005. He returned to the Santander Group in 2005 as Associate Officer in the Wholesale Risks area, where he remained until 2009, when he came to work in Brazil. He is also Executive Officer of Banco Bandepe S.A., Aymoré CFI, Santander Leasing S.A. Arrendamento Mercantil, Santander Capitalização S.A. and Santander Finance Arrendamento Mercantil, Sancap Investimentos e Participações S.A. and Santander Finance Arrendamento Mercantil S.A.

Carlos Rey de Vicente. Mr. Rey is Spanish and was born on February 20, 1974. He graduated in Law from the Universidad Complutense de Madrid, and he became a member of the Colégio de Abogados de Madrid in 1997. In 2010 he started at Santander Spain, where he was responsible for the strategy and planning of the banks of Santander México, Chile, Argentina, Puerto Rico, Uruguay, Peru and Colombia. From 2001 to May 2010, Mr. Rey was a partner of McKinsey & Co., where he was responsible for heading several projects on strategic consulting. His activities were always concentrated on banking and insurance matters, besides acting on team management. Before, he worked as a lawyer in two different law firms, at one of which he was partner and founder, dealing mainly with insurance and civil responsibility. Currently, Mr. Rey is our Vice President Executive Officer responsible for the Finance, Strategy and Quality department. He is also a member of the boards of directors of Santander Leasing S.A. Arrendamento Mercantil, Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A., Getnet Adquirência e Serviços para Meios de Pagamento S.A., Zurich Santander Brasil Seguros e Previdência S.A., Zurich Santander Brasil Seguros S.A. and Santander Brasil Establecimiento Financeiro de Crédito S.A., Administrative Officer of Norchem Participações e Consultoria S.A. and Vice-President Officer of Santander Cultural. He is also a member of our Sustainability Committee.

Jean Pierre Dupui. Mr. Dupui is Brazilian and was born on September 23, 1968. He holds a bachelor’s degree in Economics and a specialization degree from Boston University. Currently he is responsible for Global Corporate Banking at Santander Brasil. From 1992 to 1998 he worked at the structured finance and trade finance department of Lloyds TSB Group in São Paulo and London. From 1998 to 2001 he worked at the structured finance department of Citigroup Brasil. From 2001 to 2004 he worked for BBVA Brasil in the debt capital markets department. From 2004 to 2006 he was a Corporate Finance Officer at Citigroup New York and São Paulo. He started his career in Santander Group in 2006, where he took charge of the Credit Markets department of Santander Brasil. From 2009 to 2012 he was responsible for Global Transaction Banking of Santander in Madrid. Mr. Dupui is also an Executive Officer of Santander Cultural and Banco Bandepe S.A. and member of the board of directors of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. He is also a member of our Sustainability Committee.

Juan Sebastián Moreno Blanco. Mr. Moreno was born on December 17, 1964, in Spain. He graduated in Business Administration from the University of Houston, TX. From 1987 to 1994 he worked at Bankinter as Commercial Officer, responsible for the commercial area as well as for the Enterprises segment in Santander. From 1994 to 1997 he worked as Project Officer in the financial system of Mexico and Brazil, for Booz Allen Hamilton, in Mexico. He joined the Santander Group in 1997, where he served as Executive Officer of Companies and Institutions, after which he became Executive Officer of Business Development at Banco Santander Mexico, with responsibility for activities in the area of products of the bank. In 2006, he became responsible for the segments of Large Enterprises, Corporate, Institutional and High Income in Latin America, in addition to leading the product areas for the countries of Latin America (Comex, Cash Management, Payroll etc.). From 2008 to 2010, he performed the role of Chief Executive Officer of Banco Santander – Puerto Rico. As of 2010, he occupied the position of Vice President Officer of the Commercial area of Banco Santander Mexico, with responsibility for the business areas. At that time, he was also a member of the board of directors, steering committee, asset and liability committee, finance committee and risk committee. As a Vice President Executive Officer, he is responsible for our Retail and Commercial Branches. He is also a member of the board of directors of Getnet Adquirência e Serviços Para Meios de Pagamento S.A. and Executive Officer of Banco Bandepe S.A.

Manoel Marcos Madureira. Mr. Madureira is Brazilian and was born on December 30, 1951. He holds a bachelor’s degree in Mechanical Engineering from the Taubaté University in São Paulo and a degree in Administration from the Tokyo International Center in Japan. From 1976 to 2005 he worked in the automobile sector, as Institutional Relations and Communication Officer at Fiat Automóveis and Mercedes Benz do Brasil. From 1998 to 2005 he was also Vice President of the Associação de Fabricantes de Veículos Automotores and President of the Associação de Engenharia Automotora. In 2006 he was elected as Vice President of Corporate Affairs of Santander Brasil and in 2007 he was put in charge of the Vice Presidency of the Federação Brasileira de Bancos. In 2008 he was transferred to Santander Spain Group, as Communication Officer for Latin America, where he remained until September 2012. In October 2012 he returned to Brazil as Executive Officer to be in charge of the Corporate Communication and Institutional Relations Departments of Santander Brasil, and he is currently the Vice President Executive Officer responsible for the Communication, Marketing, Institutional Relations and Sustainability departments. Mr. Madureira is also Chief Executive Officer of Santander Cultural and Rojo Entretenimento S.A. and Executive Officer of Universia Brasil S.A.

Mário Roberto Opice Leão. Mr. Leão is Brazilian and was born on July 21, 1975. He holds a degree in Production Engineering from the Escola Politecnica of the Universidade de São Paulo. He began his career in 2001 as an associate at Citigroup, in the financial control area, being the financial analyst of all wholesale products from Citigroup Brazil, including global markets, financing, and corporate banking account. In 2006 he served as Global Markets Manager. He also had an active role in the development and innovation of derivatives in Brazil. From 2006 to 2008, he worked at Goldman Sachs as Fixed Income, Currencies and Commodities Manager. From 2011 to 2015 he was Global Capital Markets Executive Superintendent at Morgan Stanley responsible for corporate finance and member of the Committee of Global Solutions at Morgan Stanley. Since October 2015, he has been part of the executive team of Santander Brasil, being responsible for wholesale banking, leading a team of 70 people servicing more than 700 large national and international companies in Brazil. This position also covers foreign exchange loans and treasury products.

Vanessa de Souza Lobato Barbosa. Ms. Lobato is Brazilian and was born on December 24, 1968. She holds a bachelor’s degree in Business Administration from Pontifícia Universidade Católica de Minas Gerais, and a specialization degree in Marketing from Universidade Federal de Minas Gerais. From 1992 to 1995 she served as Marketing Local Manager at Banco Nacional, with responsibility for the sponsorship budget and micro marketing activities focused on the retail network. She also worked at Unibanco, in Recife, from 1995 to 1999, where she was responsible for different branches in the city of Recife. In 1999 she started at Santander Brasil, where she worked as General Manager of the Recife branch office. From 2001 to 2006 she served as Local Superintendent, where she was responsible for one of the Retail’s Locals, with head office in Belo Horizonte, covering the states of Minas Gerais, Goiás, as well as Brasília, and the states of the Northeast Region. From 2006 to 2013, Ms. Lobato was Executive Superintendent of our branch network, with responsibility for one of our retail branches in Brazil, specifically the “SPI Centro Sul” branch based in Campinas, State of São Paulo, covering important cities such as: Campinas, Jundiaí, Sorocaba, Piracicaba, Limeira and Americana. As one of our Vice President Executive Officers, she is currently responsible for the Human Resources department.

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

José Roberto Machado Filho. Mr. Machado is Brazilian and was born on August 25, 1968. He holds a degree in Electrical Engineering from Faculdade de Engenharia Industrial in São Paulo and has a master’s degree in business, economics and finance from the Universidade de São Paulo. He was an engineer for Keumkang Limited from 1990 to 1991, a foreign exchange manager from 1992 to 1995 and a manager of the emerging markets trading desk from 1992 to 1996 of Banco CCF Brasil S.A. He was also an Executive Officer of Banco Rabobank Internacional Brasil S.A. from 1998 to 2003 and was an Executive Officer of Banco Real from 2003 to 2009. Currently, he is responsible for the Individuals Businesses area. He is also Executive Officer of Banco Bandepe S.A., administrator of Santander Brasil Administradora de Consórcio Ltda. and a member of the boards of directors of Super Pagamentos e Administração de Meios Eletrônicos S.A., Zurich Santander Brasil Seguros e Previdência S.A., Zurich Santander Brasil Seguros S.A. and B3.

Alexandre Grossmann Zancani. Mr. Zancani is Brazilian and was born on October 14, 1977. He holds a degree in Computer Engineering from the Escola Politécnica of Universidade de São Paulo. He started his professional career at Banco Real and from 2002 to 2004 he served as an analyst in different retail risks teams focused on portfolio monitoring and decision models development. From 2004 to 2006 he served as team manager responsible for the Basel II project. From 2006 to 2007, he was the Quantitative Methods Superintendent, with responsibility for the Basel project. In 2008, he was Risk Superintendent of Santander Brasil and served as project manager in the process for integration of different areas as part of the merger with Banco Real. From 2009 to 2012, he became the Cards Risks Superintendent and, then, the Individuals Portfolio Management’s Superintendent. Currently, Mr. Zancani is the Executive Officer of Digital Businesses. He also serves as a member of the board of directors of Banco PSA Finance Brasil S.A.

Amancio Acúrcio Gouveia. Mr. Gouveia is Brazilian and was born on March 31, 1963. He holds a degree in Accounting from the Universidade Santa Úrsula. As one of our Officers, he has been acting as a controller working in accounting and fiscal management of our companies since 2001. He was an audit manager for KPMG until 1991, accounting manager of Unibanco – União de Bancos Brasileiros S.A. from 1991 to 1999, and assistant superintendent of BankBoston Banco Múltiplo S.A. from 1999 to 2001. He is Chief Executive Officer of Banco Bandepe S.A. and Executive Officer of Santander Leasing S.A. Arrendamento Mercantil, Atual Companhia Securitizadora de Créditos Financeiros S.A., Santander Capitalização S.A., Aymoré CFI, Evidence Previdência S.A., Santander Finance Arrendamento Mercantil S.A. and SANCAP Investimentos e Participações S.A. He is also administrator of Santander Brasil Administradora de Consórcio Ltda.

André de Carvalho Novaes. Mr. Novaes is Brazilian and was born on April 14, 1969. He holds a degree in Economics from the Universidade Federal Fluminense, and an executive MBA from BPS Business School (São Paulo and Toronto). From 1993 to 1997, he served as products coordinator in Santander Brasil, where he was responsible for credit proposals analysis, and in several areas at Aymoré CFI and in posts as Commercial Operator, Credit and Collection Chief. In 1996, he served as coordinator of products in São Paulo. From 1997 to 2001, he served as Commercial Manager. From 2002 to 2008, he served as Regional Manager. From 2008 to 2012, he served within Santander Brasil as the person responsible for the Other Assets segment in Aymoré CFI. Since 2012, he has served as Executive Superintendent in Santander Brasil, with responsibility for Aymoré CFI’s Vehicle Partnerships. On December 2012, he became the commercial coordinator of Aymoré CFI, with responsibility for the Commercial and Partnerships team. Currently, Mr. Novaes is head of Aymoré CFI and reports to the Vice Presidency of Wealth Management & Specialized Businesses. He is also Executive Officer of Aymoré CFI, Vice-Chairman of the board of directors and Vice-President Officer of Webmotors S.A. and a member of the board of directors and Institutional Relations Officer of Banco RCI Brasil S.A.

Carlos Aguiar Neto. Mr. Aguiar is Brazilian and was born on March 5, 1971. He holds a degree in Electrical Engineering from FAAP (Fundação Armando Alvares Penteado – São Paulo) with specialization in Business Administration from FGV (Fundação Getúlio Vargas – São Paulo). From 1996 to 2007, he worked as Treasurer of Cargill Agrícola S.A., Officer of Cargill Previdência and Executive Officer of Banco Cargill S/A. From 2007 to 2010, he was responsible for the financial and investor relations areas at BrasilAgro – Cia Brasileira de Propriedades Agrícolas S.A. From 2010 to 2015, he was CEO at Macquarie Bank responsible for funds that invest in Farms and grain production in Brazil and Australia. Since 2015, he has been responsible for the agribusiness area of Santander Brasil.

Cassio Schmitt. Mr. Schmitt is Brazilian and was born on April 23, 1971. He holds a degree in Economics from the Universidade Federal do Rio Grande do Sul, a master’s degree in Corporate Economics from the Fundação Getúlio Vargas in São Paulo and an MBA from the Sloan School of Business, Massachusetts Institute of Technology (MIT). He was treasury economist of Banco de Crédito Nacional S.A. from 1995 to 1996, and senior economist at UNIBANCO – União de Bancos Brasileiros S.A. from 1996 to 1999. He was an associate of the leveraged finance team of UBS Warburg in 2000, project finance superintendent of UNIBANCO from 2001 to 2003 and corporate banking superintendent of UNIBANCO Representative Office in New York from 2003 to 2004. He was a superintendent in the M&A/Project Finance team of Santander Brasil in 2004, and became responsible for project finance in Brazil in 2005 and also for the areas of acquisition finance and syndicated lending in 2010. From 2011 to 2012, he was responsible for the GCB clients Risk Department, and until 2014 he was responsible for Global Transaction Banking. Currently he is the Officer responsible for Credit Recovery Businesses. He is also a member of the board of directors of Banco Olé Bonsucesso Consignado S.A.

Cassius Schymura. Mr. Schymura is Brazilian and was born on February 19, 1965. He holds a degree in Electrical Engineering from the Pontifícia Universidade Católica of Rio de Janeiro and an MBA from the Fundação Dom Cabral. As one of our Officers, he is responsible for the Multichannel Platform, including call center and electronic channels. He was investment products analyst at Banco Nacional S.A. from 1989 to 1991, products and marketing manager of Cardway Processamento from 1991 to 1994, products manager of Cartão Nacional from 1994 to 1996, marketing and products supervisory manager of Unicard Banco Múltiplo S.A. from 1996 to 1999, senior associate at Booz Allen Hamilton in 1999, a member of the board of directors and Chief Executive Officer of Ideiasnet S.A. from 2000 to 2001, general manager of SOFTCORP from 2001 to 2004 and has been part of Santander Group since 2004, with responsibility, until 2015, for our Cards and Merchant Acquisition segment. He is also Chairman of the board of directors of Super Pagamentos e Administração de Meios Eletrônicos S.A.

Claudenice Lopes Duarte. Mrs. Duarte is Brazilian and was born on July 25, 1972. She holds a degree in Journalism from FIAM (Faculdades Integradas Alcântara Machado) with specialization in Business Communication from FGV (Fundação Getúlio Vargas – São Paulo). From 1996 to 2009, she worked at GWA Comunicação Integrada as Senior Director. From 2009 to 2010, she was Executive Manager of press relations at Santander Brasil. From 2011 to 2012, she was Superintendent of relations with the press and Institutional Relations at Santander Brasil and, since July 2012, she has been responsible for External Communications at Santander Brasil.

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

Germanuela de Almeida de Abreu. Mrs. de Abreu is Venezuelan and was born on December 6, 1975. She holds a degree in Economics from Universidad Católica Andrés Bello – Caracas/Venezuela with an MBA in Human Resources from USP (Universidade de São Paulo – São Paulo). She completed the Development program for Board Members by Fundação Dom Cabral. She served at Banco da Venezuela (Grupo Santander Caracas) as Senior Risk Analyst from 1999 to 2001. At Santander Brasil, she was senior sales support manager between 2001 and 2002, HR Training Consultant between 2002 and 2003, HR Risk Consultant between 2003 and 2006, Executive Manager of HR between 2006 and 2008 and Superintendent of HR between 2008 and 2013. Still at Santander Brasil, since 2013 she has been responsible for strategy related to performance management, career, compensation, benefits and budget and spending management.

Gilberto Duarte de Abreu Filho. Mr. Abreu is Brazilian and was born on August 7, 1973. He holds a degree in Industrial Engineering from the Universidade de São Paulo and an MBA from the Massachusetts Institute of Technology. Before joining Santander Brasil, Mr. Abreu was a Senior Manager at McKinsey & Company, leading projects in both the financial and retail areas. As one of our Officers, he is currently responsible for the Mortgage, Insurances and Fund-raising Businesses and the Individuals segments. He is also the Chief Executive Officer of Sancap Investimentos e Participações S.A. and ABECIP, Executive Officer of Banco Bandepe S.A. and a member of the boards of directors of Zurich Santander Brasil Seguros e Previdência S.A. and Zurich Santander Brasil Seguros S.A.

Gustavo Alejo Viviani. Mr. Alejo is Argentine and was born on August 26, 1975. He holds a degree in Economics from Pontifícia Universidade Católica PUC – São Paulo/Brasil. He completed Academic Extension courses in Business Administration at University of California-Berkeley and Advanced Corporate Finance at London Business School. From July 1997 to March 1999 he was Junior Analyst of shares and fixed income at Citibank (Brasil). He has served at Santander Brasil since 2000, where he has been a Credit Consultant, Trader, Senior Relationship Manager, Superintendent of Corporate and Investment Banking, Executive Superintendent of Corporate and Investment Banking and Executive Superintendent and executive officer responsible for the Business and Wholesale Recoveries area.

Igor Mario Puga. Mr. Puga is Brazilian and was born on November 10, 1981. He holds a degree in Social Communication from the Casper Líbero School of Social Communication and in statistics and applied research from the Institute of Mathematics and Statistics of the University of São Paulo. Currently, he is adjunct professor of the Alvares Penteado School of Commerce Foundation. After joining IG - Internet Group of Brazil (2000 to 2001) and Terra Networks (2002), he was JWT’s Digital Intelligence Manager from 2003 to 2004 and Africa Propaganda’ s digital media manager (from 2005 to 2006). From 2007 to 2014, as founding partner and general officer, he served in the ID\TBWA group. Between 2014 and 2016 he served as Chief Interactive Officer and then Vice President Officer of Integration and Innovation of the DM9DDB. Mr. Puga joined Santander Brasil in 2016, as the Officer responsible for the Marketing department.

José Teixeira de Vasconcelos Neto. Mr. Neto is Brazilian and was born on March 8, 1975. He holds a degree in business administration from the Universidade de Pernambuco - FCAP and in Economic Sciences from the Universidade Católica de Pernambuco. He completed specialization courses in Finance from FCAP-University of Pernambuco, an MBA in Marketing from Fundação Getúlio Vargas (FGV) and an MBA in Retail (GVPEC) from Fundação Getúlio Vargas (FGV). He was General Manager of the Banco Citibank S.A. from 2000 to 2003. He served as Commercial Superintendent and Executive Superintendent at Banco Citibank S.A. - Consumer Finance Unit (Citifinancial Financial) from 2003 to 2007. He was Regional Superintendent at Santander Brasil from August 2007 to July 2010. From August 2010 to September 2015 he was Executive Superintendent of Network in Banco HSBC Brasil. He has been serving as one of the officers responsible for our branch network since 2015.

Leopoldo Martinez Cruz. Mr. Cruz is Brazilian and was born on August 19, 1974. He holds a degree in Administration with an emphasis in Finance from PUC-SP, with a specialization in Marketing from ESPM. He began his career in 1996 as an Expert Analyst in planning and strategy for sales and credit analysis at PHILIO MORRIS & KRAFT SUCHARD. In 1999, he served as an expert in asset management product development at CITIBANK – Asset Management. From 1999 to 2000, he worked as a Specialist in Marketing and Private Banking Products at MERYL LYNCH BR – Private Banking. He worked for Accenture PLC from 2005 to 2017, and was a Consultant, Manager, Senior Manager, and subsequently Customer Relationship Manager for the Financial Services Industry. He also served as Officer and head of financial services management, consulting for Latin America and later as Officer and head of the Banking Sector for Latin America. He currently works in the Operations area of Santander Brasil, responsible for the factory of components that serve all platforms, segments and that can be reused by different products.

Luis Guilherme Mattos de Oliem Bittencourt. Mr. Bittencourt is Brazilian and was born on December 4, 1973. He holds a degree in Computer Engineering from the University of Campinas. He started his professional career in Banco Itaú-Unibanco serving in the areas of Business Intelligence, Electronic Channels and CRM, where he acquired 14 years of experience. From 2010 to 2012, in Banco HSBC Brasil, Mr. Bittencourt served in the areas of Distribution, Digital Channels and Customer Relationship Management, or “CRM.” Since 2013, Mr. Bittencourt serves in Santander Brasil, initially as Executive Superintendent of CRM, Digital Channels and Management Information System, Customers Intelligence and CRM and, currently, as the Officer responsible for Commercial Intelligence and Trade Marketing.

Luiz Masagão Ribeiro Filho. Mr. Masagão is Brazilian and was born on September 1, 1976. He holds a degree in Business Administration from the Fundação Getúlio Vargas and from the LEAD Program from IE Business School. He started his career in 1997, serving as Operator of Interest Rates Options in Brazil at Banco Citibank S.A. until 2005. He was the Senior Operator of Foreign Exchange Options from February 2005 to September 2005 in ING Bank N.V. Back to Banco Citibank S.A., he was Executive Manager from 2005 to 2008 and Superintendent from 2008 to 2009. He served as Executive Superintendent of Fixed Income Sales from 2009 to 2010 at Morgan Stanley and, then, joined Santander Brasil’s team, initially serving as Chief of the GCB/Corporate Sales team, from 2010 to 2014, and last as Brazil’s Sales Executive Superintendent. Currently, he is the Officer responsible for the departments of sales and management of the markets area products, including foreign exchange transactions, derivatives and fixed income products to all customers segments of Santander Brasil (retail, corporate and GCB).

Marcelo Malanga. Mr. Malanga is Brazilian and was born on May 18, 1969. He holds a degree in Business Administration from Universidade de São Paulo and a master’s degree in Finance and Accounting from Pontifícia Universidade Católica – PUC-SP. He has 25 years of experience in the financial markets. He served as Division Manager at Banco do Brasil S.A. from 1987 to 2001. From 1998 to 2001, he was responsible for the Governments Business’ strategy in Brasília, serving as PROEX manager. In 2001, as Santander Brasil’s employee, he was responsible for building business relationships with state and local governments until 2004. From 2006 to 2009, he served as the superintendent responsible for the management and administration of several lines of business of Santander Brasil in the State of Rio de Janeiro. From 2009 to 2012, he was responsible for the overdue assets collection of Santander Brasil, Banco Real and Aymoré CFI, in the retail and wholesale segments. From 2012 to 2013, he was responsible for the Companies segment. Since 2013, he has served as a Branch Executive Superintendent.

Marino Alexandre Calheiros Aguiar. Mr. Aguiar is Portuguese and was born on May 14, 1971. He graduated with a degree in Business Administration from the Technical University of Lisbon and an MBA in Information Technology and Internet. Mr. Aguiar started his career in 1994 as a systems analyst at Accenture in Portugal, responsible for Functional Design and Technical Computer Systems. From 1996 to 1999, he had the task of coordinator and in 1999 became manager responsible for providing consulting and technology services to banking institutions in Portugal and Brazil. He held the position of Senior Manager from 2002 to 2006, and was an Officer from 2006 to 2008, with responsibility for developing the commercial and relationship strategy of the insurance segment. Between 2008 and 2010, he worked for CPM Braxis as an Officer, with responsibility for the technology program of a major financial institution in Brazil. In 2010, he was a statutory officer at Accenture Brazil, with responsibility for technology services to the financial industry in Latin America. He is currently one of our Officers, and is responsible for our technology area in the Vice Presidency of Proceedings, Technology and Operations unit. He is also Superintendent Executive Officer of Santander Brasil Tecnologia S.A.

Nilton Sergio Silveira Carvalho. Mr. Carvalho is Brazilian and was born on January 1, 1957. He holds a degree in Electric Production Engineering from the Faculdade de Engenharia Industrial. Mr. Carvalho has been engaged in the banking business since 1981. From 1981 to 2005, he worked at Unibanco in several departments. From 2005 to 2008, he served as Operations Officer of Olé Financiamentos. From 2008 to September 2009, he was responsible for the Organization department at Santander. From October 2009 to October 2012, he was responsible for the operations structure of Aymoré CFI. Currently, as an Officer of Santander Brasil, he is responsible for the Security, Premises and Facilities department, and he is also Executive Officer of Banco Bandepe S.A., Rojo Entretenimento S.A., Evidence Previdência S.A. and Santander Capitalização S.A., Deputy Director of Banco RCI Brasil S.A. and Tecnologia Bancária S.A. – TECBAN.

Rafael Bello Noya. Mr. Noya is Brazilian and was born on October 19, 1977. He holds a degree in Business Administration from Universidade de São Paulo and from LEAD Program from IE Business School. He started his career in Citibank, in the division of commercial operations and finance, as analyst and negotiator, from 1996 to 2001, when he joined the local and international risk distribution area, with responsibility for the creation and implementation of new products during the period from 2001 to 2003. He then served as senior negotiator, from 2003 to 2005, and then as Superintendent from 2005 to 2007. He joined Santander Brasil in 2007, and was an Assistant Superintendent from 2007 to 2015, with responsibility for customer coverage in the following sectors: real estate, logistics, aviation, cellulose and paper, industry, cement, construction and infrastructure, steel, energy, petrochemistry and construction materials. Currently, he is an Officer with responsibility for generating local and international capital markets, risk syndication, projects and acquisitions financing and capital and assets structuring. He is also Executive Officer of Atual Companhia Securitizadora de Créditos Financeiros S.A. and Santander Leasing S.A. Arrendamento Mercantil.

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

Reginaldo Antonio Ribeiro. Mr. Ribeiro is Brazilian and was born on May 19, 1969. He holds a degree in Economics from the Universidade Estadual de Campinas, an Accounting degree from the Universidade Paulista and an MBA from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI of the Universidade de São Paulo. He served as a manager for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1990 to 2001. He was also a member of the Fiscal Council of Companhia Energética de São Paulo and AES Tietê from 2002 to 2006. As one of our Officers, he is responsible for tax issues, planning strategies and corporate reorganization processes. He also serves as Executive Officer of Aquanima Brasil Ltda., Atual Companhia Securitizadora de Créditos Financeiros S.A., Banco Bandepe S.A., Fundação Santander and Santander Holding Imobiliária S.A., Vice-President Officer of Santander Corretora de Seguros, Investimentos e Serviços S.A. and Administrative Officer of Norchem Participações e Consultoria S.A.

Roberto de Oliveira Campos Neto. Mr. Campos is Brazilian and was born on June 28, 1969. He holds a degree in Economics and a specialization degree in Economics with a focus on Finance from the University of California, Los Angeles. He worked at Banco Bozano Simonsen from 1996 to 1999, where he served as Operator of Derivatives of Interest and Foreign Exchange (1996), Operator of External Debt (1997), Operator of the Area of Stock Exchanges (1998) and Head of the Area of International Fixed Income (1999). From 2000 to 2003, he served as Head of the International Area and Fixed Income in Santander Brasil. In 2004, he served as Portfolio Manager of Claritas. He joined Santander Brasil in 2005 as Operator and in 2006 he was Head of the Trading Desk. In 2010, he became responsible for the Proprietary Trading and Market Making Local & International. He is currently responsible for our treasury department. He also serves as Executive Officer of Banco Bandepe S.A.

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

Rodrigo Cury. Mr. Cury is Brazilian and was born in July 17, 1976. He holds a degree in Advertising and Marketing from Mackenzie University. He completed his MBA in Financial Management from the CEF, Madrid, and Innovation and Entrepreneurship from Stanford University. He was Manager of Credit Policies and Scoring from 2005 to 2007 at Spain Citifinancial. At Barclays Bank Spain, he served as Officer of Consumer Lending, Mortgages & Cards from 2008 to 2011, and as Head of Consumer Finance Credit Risk from 2007 to 2008. He worked at Citi from 2011 to 2015 as Head of Credit Cards for Central America and Caribbean and Executive Superintendent of Citi Credit Cards Brazil. He has been serving in the Cards, Bills and Rates area at Santander Brasil since 2015.

Ronaldo Wagner Rondinelli. Mr. Rondinelli is Brazilian and was born on August 2, 1973. He holds a degree in Economics from FAAP – Fundação Armando Álvares Penteado, and in Business Finance from FIA USP. From 1994 to 1996, he served in Banco Fenícia S.A. as Junior Information Analyst. Between 1996 and 1997, he served in Banco Santos as Analyst of Planning and Control – Managerial Information. In 1997, he served in Banco Real and ABN AMRO Bank as Senior Analyst of Managerial Information. Between 1997 and 1999, he served as Assistant to the Vice-President – Financial Control Coordination in Banco Real and ABN AMRO Bank, where he was responsible for the coordination of the finance areas in several countries of Latin America. Between 1999 and 2000, he served as Latin America Regional Controller for Banco Real and ABN Amro Bank. Between 2000 and 2004, he served as Planning and Control Superintendent at Banco Real and ABN AMRO Bank, where he was responsible for the management of the MIS area, local results reports and Head Office of Banco Real/ABN AMRO. In 2004, he served as Executive Superintendent of Strategic Decisions Support at Banco Real and ABN AMRO Bank, where he was responsible for the management of the areas of Planning, Budget, local Results Reports and Head Office of Banco Real/ABN AMRO. Between 2004 and 2008, he served as Presidency and COMEX Advisory Executive Superintendent in Banco Real and ABN AMRO Bank, where he served as Secretary of the Executive Committee and Executive Board of Officers of Banco Real and Assistant of the Chief Executive Officer of the bank. He joined Santander Brasil in 2008 and served as Executive Superintendent (Aymoré CFI) between 2008 and 2015, with responsibility for the management of the areas of Products, Prices, Segments, Auto Financing at the Branches of Santander Brasil, Planning and Partnerships with automobile manufacturers. Currently, he is responsible for our Universities’ segment and is an Executive Officer of Universia Brasil S.A.

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

Thomas Gregor Ilg. Mr. Ilg is Brazilian and was born on September 12, 1968. He holds a degree in Agricultural Engineering from the Universidade Estadual de Campinas, and a postgraduate diploma in Business Administration from the Fundação Getúlio Vargas. He has been engaged in the financial markets for almost 26 years, including 15 years with Santander Brasil and 10 years with The First National Bank of Boston, where he first joined as a Trainee in the Risks and Business areas. At Santander Brasil, he was responsible for the Corporate Banking Business until the beginning of 2007 when he joined our Treasury Division to develop an area designed to distribute derivatives to the Middle Market, Private Banking and Retail Business in general. At the end of 2008, he moved to the Credit Division to manage the Corporate Banking Risk Area, and now, as an Officer, he is responsible for our retail risks function. He is also deputy director of Banco RCI Brasil S.A.

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

Certain Arrangements and Relationships

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

The members of the board of executive officers are entitled to compensation composed of monthly payments, benefits, pensions and variable remuneration, always within the overall limit of the annual compensation approved at the annual general shareholders’ meeting.

The variable compensation shall be paid considering the different deferral percentages depending on the level of the variable compensation received in the year (includes amount of Long-Term Incentive - ILP in the year of grant, valued at the granting price), and observe the Malus clause with the possibility of reducing up to 100% of the value of the variable compensation in the assumptions.

The following payment summarizes the applicable rules of payment as of December 31, 2017.

2018	2019	2020	2021
At the time of the award	Deferred
30% in cash	Remaining 20% in cash
	Payment calculated on ⅓ cash awarded	Payment calculated on ⅓ cash awarded	Payment calculated on ⅓ cash awarded
30% in units (with one year lockup)	Remaining 20% in units
	Payment calculated on ⅓ units awarded	Payment calculated on ⅓ units awarded	Payment calculated on ⅓ units awarded

If the amount of the variable compensation is between R$5.5 million and R$8 million, the deferral is 50%, 25% of which is deferred and paid in cash and the other 25% is paid in up to five tranches of units with a one-year lock-up each. If the variable compensation amount is equal to or greater than R$8 million, the deferral is 60%, 30% of which is deferred and paid in cash and the other 30% is paid in up to five tranches of units with a one-year lock-up each. In the case of the Chief Executive Officer, the deferral in this program is at least 50%, with at least 25% paid in accordance with each of the items mentioned above.

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

Shareholders at the general shareholders meeting held on April 28, 2017 set compensation for our directors and executive officers at a total of up to R$300 million and for our audit committee at a total of up to R$3.0 million for the 12-month period starting on January 1, 2017, as proposed by the board of directors at the meeting held on March 28, 2017. For the abovementioned twelve-month period, members of our board of directors and executive officers received a total of approximately R$211 million and members of our audit committee received a total of approximately R$2.63 million. The total amount of contributions for pension plans of our board of directors in 2017 was R$4.5 million.

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

Compensation Plan Overview

We have four programs for long-term compensation: (i) the Deferral Program; (ii) the Stock Option Plan; (iii) the First Long-Term Incentive Global Plan CRDIV – Grant 2014; and (iv) the Second Long-Term Incentive Global Plan CRDIV – Grant 2015.

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

Pursuant to Brazilian law, payments made under the deferral program are subject to total or partial cancellation, or claw back, in cases of: (i) our unsatisfactory financial performance (financial results audited lower than as defined in our business plan or loss in the period); (ii) failure to comply with internal policies, especially policies for risk management (with the need for reclassification of operations or revision of provisions); (iii) substantial change in our financial condition, unless arising from changes in accounting standards (damages, financial loss); or (iv) significant changes in our share capital or risk profile. If the board of directors deems it necessary, it may also take into account any change in the capital base of the Santander Group.

We renew and update our deferral program every year. As of December 31, 2017, we had three plans outstanding: one for each fiscal year: 2014, 2015, 2016 and 2017. As of December 31, 2017, we recorded total expenses of R$206.764 million in connection with our Deferral Program compared to total expenses of R$132.294 million in 2016.

Deferral Program – 2014, 2015, 2016 and 2017

Our 2014, 2015, 2016 and 2017 deferral programs were divided in two programs:

•	Collective Identified. Statutory officers and executives who take significant risks in Santander Brasil and are in charge of the control areas. Deferred compensation will be paid 50% in cash, indexed to 100% of the CDI, and 50% in Units.

•	Collective Unidentified – Employees. Individuals eligible for this program include manager employees and certain of our other employees. Deferred compensation will be paid 100% in cash, indexed to 100% of the CDI.

Stock Option Plan – SOP

The Stock Option Plan, or SOP is an option plan to purchase our Units for our top management. The objective of this plan is to retain our employees’ commitment to long-term results.

During the fiscal year 2017, a total amount of options equivalent to R$17.8 million was exercised under the current SOP 2013 plan.

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

Incentive Plan Long-term – SOP 2013

On April 29, 2013, our shareholders approved the grant of the SOP 2013 plan, with an exercise period between June 30, 2016 and June 30, 2018. The number of Units exercisable by the participants was determined according to the total shareholder return, or “TSR” and reduced according to the result of the modifier return on risk-weighted assets, or “RoRWA,” based on a yearly comparison between realized and budgeted performance. The options issued under the plan have an option price of R$12.84 per Unit. Approximately 89.61% of the total number of Units available for delivery under the plan were delivered following the RoRWA-based adjustment described above once participants who lost the right to receive Units were excluded. On December 31, 2017, there were 1,117 outstanding options under the plan.

Fair Value and Performance Parameters of SOP

For the accounting of the local program’s plans, simulations were performed by an independent consultant, based on the Monte Carlo methodology, using the performance parameters used to calculate the shares to be granted. These parameters are associated with their respective probabilities of occurrence, which are updated at the closing of each period.

TSR Ranking	SOP 2013(1)
(% of Shares exercisable)
1	100%
2	75%
3	50%
4	0%

(1)	The percentage of shares determined at the position of TSR is subject to reduction in accordance with the implementation of the reduction of Return on Risk-weighted Assets (RoRWA).

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

In the year ended December 31, 2017 there were no expenses related to cycle costs of the first Global Long-Term Incentive Program.

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

1.       TSR vs. Competitor

RTA in 2015 (% on the RTA 2015 budgeted)	“Coefficient RTA 2015”
≥ 90%	1
> 75% to < 90%	0.75 – 1 (*)
≤ 75%	0

(*)	Linear increase of the RTA 2015 coefficient in function of the concrete percentage that the RTA 2015 represents on the budget of this scale line.

2.       ROTE Bank (Return on Tangible Equity) vs Budgeted

ROTE in 2015 (% on the ROTE 2015 budgeted)	“Coefficient ROTE 2015”
≥ 90%	1
> 75% to < 90%	0.75 – 1 (*)
≤ 75%	0

(*)	Linear increment of the ROTE 2015 coefficient in function of the concrete percentage that the ROTE 2015 represents on the budget of this scale line.

3.       Employees Satisfaction

Position among the best banks to work in 2017	“Coefficient Employees”
1st to 3rd	1
4th or subsequent	0

4.       Client satisfaction

Position among the best banks according to client satisfaction index in 2017	“Coefficient Clients”
1st to 3rd	1
4th or subsequent	0.5 – 1 (*)

5.       Business bindings vs Budgeted

Clients companies 1 and 2 linked (% on budget for the corresponding market)	“Coefficient Companies”
≥ 100%	1
> 90% and < 100%	0.5 – 1 (*)
≤ 90%	0

(*)	Linear increment of the coefficient companies according to the concrete percentage, within these lines of each scale that the number of linked clients of each type represents on December 31, 2017 on the budgeted.

Each executive has a target in reais, which has been converted into Santander Group shares for a price of R$17.473 which will be delivered in 2019, with a lockup of one year after each delivery.

In the year ended December 31, 2017, “pro rata” expenses in an amount of R$4,797 million were recorded relating to costs on the respective dates of the cycles of the global program. The expenses related to the plans are recognized as “Other liabilities—Provision for share-based payments.”

Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

Pension and Retirement Benefits

Members of our board of directors and our executive officers may enroll in our retirement plan, SantanderPrevi, while they are affiliated with Santander Brasil. For further information on SantanderPrevi, please see “— D. Employees.”

6C. Board Practices

Our shareholders elect members of our board of directors at the annual general shareholders’ meeting for two-year terms (members may be reelected). The board of directors appoints our executive officers for two-year terms (members may be reelected).

The current members of the board of directors were elected at the ordinary shareholders meeting held on April 28, 2017 and at the extraordinary shareholders meeting held on July 20, 2017, to serve until the ordinary shareholders meeting to be held in 2019. The current executive officers were elected at the board of directors meetings held on May 2, 2017, August 25, 2017, November 1, 2017, February 1, 2018 and February 26, 2018, with terms of office until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2019.The board of directors meets normally four times in each year, but meetings may be held more frequently if the chairman of the board of directors so wishes. The executive officers meet as often as required by the chief executive officer or by the person designated by him.

On August 31, 2017, our board of directors approved its regulations. Shareholders may access such code on the website www.ri.santander.com.br, in the section entitled “Corporate Governance—Management—Regulations of the Board of Directors.” The information contained on our website, any website mentioned in this annual report, or any website directly or indirectly linked to these websites, is not part of and is not incorporated by reference in, this annual report.

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

Board Advisory Committees

Audit Committee

According to Brazilian Central Bank regulations, an audit committee is a statutory board, separate from the board of directors, created by a shareholders’ resolution. The members of the audit committee may be members of the board of directors, provided that they meet certain independence requirements. All members of our audit committee meet such independence requirements. In addition, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors. As a result, as specified in Section 3(a)(58) of the Exchange Act, our board of directors functions as our audit committee for the purpose of approving any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Except in these respects, our audit committee performs the functions of audit committees of U.S. companies. For more information, see “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

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

Our audit committee has as its main functions:

•	to advise the board of directors on the engagement or replacement of the independent auditor;

•	review, prior to publication, the interim financial statements, including the notes, the management report and the opinion of the independent auditor;

•	to evaluate the effectiveness of the independent and internal audits, including in regard to compliance with normative provisions applicable to us, in addition to internal regulation and codes;

•	to evaluate the fulfillment by our management of the recommendations made by the independent or internal auditors; and

•	to prepare, at the end of the six-month period ended on June 30 and December 31 of each year, the report of the audit committee, meeting the applicable legal and regulatory provisions.

The current members of the audit committee are Luiz Carlos Nannini, who acts as financial expert and Elidie Palma Bifano, Julio Sergio de Souza Cardozo and José Luciano Duarte Penido, who act as coordinator. Our audit committee meets ordinarily once a month. The current members of the audit committee were appointed on May 2, 2017 to serve until the first board meeting after the ordinary shareholders’ meeting to be held in 2018.

Set forth below are the biographies of the members of our audit committee:

Elidie Palma Bifano. Mrs. Bifano is Brazilian and was born on May 16, 1947. She holds a bachelor’s degree in Law and Social Sciences from the Faculdade de Direito da Universidade de São Paulo. She holds a specialization degree in Tax Law from Universidade de São Paulo and Pontifícia Universidade Católica de São Paulo and a Master’s Degree and a Doctorate in Tax Law from Pontifícia Universidade Católica de São Paulo. From 1974 to 2012 she worked at PricewaterhouseCoopers, where she served as a partner in the tax advisory department for more than 20 years. In June 2012, she became a partner at Mariz Oliveira e Siqueira Campos Advogados. She is also a professor of postgraduate studies at Universidade de São Paulo, Pontifícia Universidade Católica, Fundação Getúlio Vargas, Instituto Brasileiro de Estudos Tributários and Instituto Brasileiro de Direito Tributário, or “IBDT.” For more than 18 years she has been serving as Chief Financial Officer of the Brazil-Canada Chamber of Commerce. She is also a member of the International Tax Law Magazine’s Editorial Council, at Quartier Latin Publishing. She has been a member of the Audit Committee of Santander Brasil since 2012.

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

Julio Sergio de Souza Cardozo. Mr. Cardozo is Brazilian, born on August 18, 1944. He holds a degree in Accounting and Business Administration from Universidade Presbiteriana Mackenzie Rio de Janeiro and PhD equivalent in Finance and Internal Controls from Rio de Janeiro State University, where he acted as Auditing and Accounting professor at the undergraduate and master degree levels until August 2016. From 1985 to 2001, he served as Audit Partner at Ernst & Young Brazil. From 2001 to 2007, he held the position of CEO and Chairman of the Board of Ernst & Young Brazil, as well as Board Member of Ernst & Young Americas (New York). During the same time, he served as CEO and Chairman of the Board of Ernst & Young South America. He served as Fiscal Council member of USIMINAS, Centrais Elétricas de Santa Catarina and BRADESPAR. Also, served as Board of Directors member and Audit Committee Coordinator with Administradora de Cartões de Crédito AVISTA S.A. Currently, Mr. Cardozo is the managing partner of Julio Sergio Cardozo & Associados Consultoria de Negócios Ltda.; Member of the Board of Directors of Saraiva S.A.-Livreiros e Editores; Member coordinator of the Audit Committee of Fibria Celulose S.A.; Fiscal Council member of Centrais Elétricas do Ceará and professor of the MBA Program in finance with Fundação Getúlio Vargas.

José Luciano Duarte Penido. See “—Members of the Board of Directors.”

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

Our compensation committee has as its main functions:

•	develop internal compensation policies applicable to our management and makes proposals to our board of directors regarding policies for variable and fixed compensation, benefits, and special programs for recruiting and terminations;

•	to supervise the implementation and coming into operation of the compensation policy for our management;

•	to propose to the board of directors the aggregate compensation of our management to be submitted to the general meeting, pursuant to Article 152 of Brazilian Corporate Law;

•	to analyze our internal officer and board compensation policies and procedures in comparison with market practice, and recommends changes to align our policies with market practice if significant differences from market practice are identified;

•	to prepare annually, within ninety days as from December 31 of each year, the compensation committee report, in accordance with applicable statutory and regulatory provisions; and

•	to ensure that the management compensation policy is compatible with our risk management policy, the goals and current and expected financial condition, as well as with the provisions set forth in applicable regulatory provisions and regulations published by the Brazilian Central Bank.

The current members of the compensation committee are Deborah Patricia Wright (who acts as coordinator), Álvaro Antonio Cardoso de Souza, Celso Clemente Giacometti and Luiz Fernando Sanzogo Giorgi. The current members of the compensation committee were appointed on May 2, 2017 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held on 2019.

Set forth below are the biographies of the members of our compensation committee:

Deborah Patricia Wright. See “—Members of the Board of Directors.”

Álvaro Antonio Cardoso de Souza. See “—Members of the Board of Directors.”

Celso Clemente Giacometti. See “—Members of the Board of Directors.”

Luiz Fernando Sanzogo Giorgi. Mr. Giorgi is Brazilian and was born on September 3, 1964. He has a bachelors’ degree in Business Administration from Fundação Armando Alvares Penteado (FAAP) and over 26 years of experience in management. He started his career in 1982 at Price Waterhouse, where he worked until 1986, and, then at Embraer, where he worked between 1986 and 1989. From 1989 to 2003, he worked as a consultant and director at Hay Group, and from 2003 to 2005, he worked for the Suzano Group as a vice chairman of Suzano Holding. He was a member of the Management Committee of the Board of Directors of Suzano Papel e Celulose, Chief Executive Officer of Suzano Petroquímica, and a full member of the Board of Petroflex. In September of 2005, he founded LFG – Assessoria em Gestão Empresarial e Liderança. From 2007 to 2015, he served as a member of the Board of Directors of Santher S.A.; from 2007 to 2011, he served as a full member of the Board of Directors of J. Macedo Alimentos S.A.; in 2008, he served as a full member of the Board of Directors of Vix Logística S.A.; from 2007 to 2008, he served as a member of the HR Committee of the Board of Directors of Grupo Libra S.A.; and in 2013, he served as a member of the Board of Directors of Itautec S.A. Currently, he serves as a member of the Boards of Directors of Vonpar S.A. and Empresas Concremat. He is also a member of the Advisory Board of Heads Agencia De Propaganda and chairman of the Board of Directors of Teadit S.A. He holds the position of member of the HR Committees of Sul América Seguros S.A., Lojas Marisa S.A., and Martins Atacadista S.A. He is also a member of our Nomination and Governance Committee.

Risk and Compliance Committee

The risk and compliance committee is a consultative body, which has the responsibility of advising our board of directors on subjects related to the policies, operational directions and methodologies of capital allocation, risk management and exposure edges, according to the applicable law, as well as advising on compliance practices that enhance our management, regarding the transparency and the monitoring of the compliance functions of the institution.

The risk and compliance committee is composed of three to six members, provided that the majority of them: (i) may not be, nor may they have been, employees of Santander Brasil in the last six months prior to their appointment; (ii) may not be the spouse or relative of a person referred to in item (i) of this list; (iii) cannot receive from us any compensation that does not relate to their role as a member of the risk and compliance committee or the board of directors; (iv) must have experience in risk management; and (v) may not be a controlling shareholder of

Santander Brasil nor participate in decisions at the executive level. The term of office is of two years, re-election permitted, and the members may be removed at any time. The risk and compliance committee meetings are held at least four times a year or when extraordinarily convened by its coordinator.

The current members of the risk and compliance committee are Deborah Stern Vieitas (who acts as coordinator), Álvaro Antônio Cardoso de Souza, Conrado Engel, José de Paiva Ferreira, Bernardo Parnes and René Luiz Grande. The current members of the risk and compliance committee were appointed on May 2, 2017 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2019.

Deborah Stern Vieitas. See “—Members of the Board of Directors.”

Álvaro Antônio Cardoso de Souza. See “—Members of the Board of Directors.”

Conrado Engel. See “—Members of the Board of Directors.”

José de Paiva Ferreira. See “—Members of the Board of Directors.”

Bernardo Parnes. Mr. Bernardo was CEO of Deutsche Bank Latin America and Chief Country Officer of Deutsche Bank Brazil. At Deutsche Bank, he was also a member of the Americas’ Executive Committee, the Regional Management Executive Committee and the Latin American Advisory Board. Prior to Deutsche Bank, he was CEO of Banco Bradesco BBI S.A., and before that, he was CEO of JSI Investimentos Ltda., Part of the Safra Group. Mr. Bernardo also worked for 14 years at Merrill Lynch, where he was Country Head of Brazil, and worked for 7 years at Citigroup in Brazil. He is currently a member of the board of directors of Albert Einstein Hospital, MASP (São Paulo Art Museum) and Unibes (Brazilian Israeli Social Welfare Union), as well as a member of the Arlon Advisory Board in Latin America.

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

The committee is composed of three to seven members, and the majority of those members must be independent and, preferably, members of the board of directors. The term of office is of two years, re-election permitted, and the members may be removed at any time. The committee meetings are held at least four times a year or when extraordinarily convened by its coordinator.

The current members of the nomination and governance committee are Celso Clemente Giacometti (who acts as coordinator), Álvaro Antonio Cardoso de Souza, Deborah Patricia Wright and Luiz Fernando Sanzogo Giorgi. The current members of the nomination and governance committee were appointed on May 2, 2017 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2019.

Celso Clemente Giacometti. See “—Members of the Board of Directors.”

Álvaro Antonio Cardoso de Souza. See “—Members of the Board of Directors.”

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

The committee is composed of three to five members, and at least one of these members must be independent. The term of office is of two years, re-election permitted, and the members may be removed at any time. The committee meetings are held at least four times a year or when extraordinarily convened by its coordinator.

The current members of the sustainability committee are José Luciano Duarte Penido (who also acts as coordinator), Carlos Rey de Vicente, Jean Pierre Dupui and Tarcila Reis Corrêa Ursini. The current members of the sustainability committee were appointed on May 2, 2017 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2019.

José Luciano Duarte Penido. See “—Members of the Board of Directors.”

Carlos Rey de Vicente. See “—Members of the Board of Executive Officers.”

Jean Pierre Dupui. See “—Members of the Board of Executive Officers.”

Tarcila Reis Corrêa Ursini. Ms. Tarcila is Brazilian, born on May 9, 1974. She holds a degree in economics from FEA/USP, a law degree from PUC/SP and a master's degree in Development and Law from Kings College, London. Tarcila began her career as a lawyer, with work experiences in Brazil, Spain and England. She was an associated lawyer at Machado, Meyer, Sendancz and Opice from 1997 to 2000 in the corporate and mergers and acquisitions area. Since 2000 she has been working on sustainability strategy, management and research, advising organizations from the most diverse sectors, sizes and cultures. She was manager of the Ethos Institute from 2003 to 2007. She was international representative of Brazil in the development of ISO 26000. Ms. Tarcila was a member of the International Council of Stakeholders of the Global Reporting Initiative (GRI), Netherlands. She is an independent member of Duratex S.A. Board of Sustainability Committee since June 2012, beginning to preside it in 2016; is an independent member of the Sustainability Committee of the Baumgart Group Council since Feb/2017; is an independent member of the Sustainability Committee of Precon Engenharia since 2016. She is a member of the Brazilian Institute of Corporate Governance - IBGC, of the Sustainability Studies Committee since its foundation, was part of the 40th group of Formation Counselors. She is a member of WCD - Women Corporate Directors (IFC / IBGC / KPMG), Women's Leadership Group for Sustainability, Ministry of the Environment and voluntary supporter of various civil society organizations. She is a postgraduate professor in socio-environmental management at FIA. She is co-author of The World Guide to CSR, chapter Brazil, Greenleaf 2009, a collaborator of Communication in Progress of the United Nations Global Compact, co-author of the Term of Reference that defined the Sustainability of the Sebrae System.

Executive Committee

The Chief Executive Officer, Senior Vice President Executive Officers and Vice President Executive Officers make up the executive committee which examines policies for business management, operational support, human resources and capital allocation. It also deliberates on the main technological, infrastructure and services projects.

6D. Employees

On December 31, 2017, we had 47,404 full-time, permanent employees. The following table presents the breakdown of our full-time, permanent employees (in accordance with local criteria) at the date indicated.

	As of December 31, 2017
	2017	2016	2015
Administrative employees	10,936	10.256	9,884
Commercial areas employees	36,468	36.996	40,140
Total	47,404	47,252	50,024

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

We also offer our employees a defined contribution pension plan where employees can choose to contribute part of their wages and to which we can also make contributions on behalf of such employees. This plan provides retirement benefits, and disability and death benefits. SantanderPrevi is the only pension plan currently open for new membership. Most of our current employees are registered with the SantanderPrevi plan. As of December 31, 2017, 43,175 participants were enrolled in that plan, making the total amount under management approximately R$3.5 billion. For additional information on our pension plans, see note 23 to our audited consolidated financial statements.

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

6E. Share Ownership

The following table provides the names of our directors and executive officers who owned shares of Santander Brasil as of April 5, 2018.

Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Alessandro Tomao	63,152	(1)	63,152	(1)	(1)
Alexandre Grossmann Zancani	19,162	(1)	19,162	(1)	(1)
Amancio Acurcio Gouveia	103,438	(1)	103,438	(1)	(1)
Andre de Carvalho Novaes	27,857	(1)	27,857	(1)	(1)
Angel Santodomingo Martell	155,453	(1)	155,453	(1)	(1)
Antonio Pardo de Santayana Montes	102,937	(1)	102,937	(1)	(1)
Carlos Aguiar Neto	21,592	(1)	21,592	(1)	(1)
Carlos Rey de Vicente	285,702	(1)	285,702	(1)	(1)
Cassio Schmitt	93,099	(1)	93,099	(1)	(1)
Cassius Schymura	48,706	(1)	48,706	(1)	(1)
Celso Clemente Giacometti	1	(1)	0	(1)	(1)
Conrado Engel	580,768	(1)	580,768	(1)	(1)
Ede Ilson Viani	132,145	(1)	132,145	(1)	(1)
Felipe Pires Guerra de Carvalho	101,671	(2)	101,671	(2)	(2)
Germanuela de Almeida de Abreu	23,786	(1)	23,786	(1)	(1)
Gilberto Duarte de Abreu Filho	64,747	(1)	64,747	(1)	(1)
Igor Mario Puga	9,076	(1)	9,076	(1)	(1)
Jean Pierre Dupui	232,347	(1)	232,347	(1)	(1)
Jose Alberto Zamorano Hernandez	172,483	(1)	172,483	(1)	(1)
Jose Antonio Alvarez Alvarez	1	(1)	0	(1)	(1)
Jose de Paiva Ferreira	300,289	(1)	300,288	(1)	(1)
Jose Roberto Machado Filho	92,908	(1)	92,908	(1)	(1)
Juan Sebastian Moreno Blanco	234,370	(1)	234,370	(1)	(1)
Leopoldo Martinez Cruz	57,948	(1)	57,948	(1)	(1)
Luis Guilherme Mattosso de Oliem Bittencourt	32,631	(1)	32,631	(1)	(1)
Luiz Masagao Ribeiro Filho	110,996	(1)	110,996	(1)	(1)
Manoel Marcos Madureira	286,410	(1)	286,410	(1)	(1)

Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Marcelo Malanga	26,044	(1)	26,044	(1)	(1)
Marcelo Zerbinatti	34,572	(2)	34,572	(2)	(2)
Marino Alexandre Calheiros Aguiar	13,012	(1)	13,012	(1)	(1)
Mario Roberto Opice Leao	110,942	(1)	110,942	(1)	(1)
Nilton Sergio Silveira Carvalho	33,804	(1)	33,804	(1)	(1)
Rafael Bello Noya	40,095	(1)	40,095	(1)	(1)
Ramon Sanchez Diez	51,934	(1)	51,934	(1)	(1)
Reginaldo Antonio Ribeiro	31,623	(1)	31,623	(1)	(1)
Roberto de Oliveira Campos Neto	454,935	(1)	454,935	(1)	(1)
Robson de Souza Rezende	38,240	(1)	38,240	(1)	(1)
Rodrigo Cury	21,118	(1)	21,118	(1)	(1)
Ronaldo Wagner Rondinelli	35,293	(1)	35,293	(1)	(1)
Sergio Agapito Lires Rial	303,314	(1)	303,314	(1)	(1)
Sergio Goncalves	26,949	(1)	26,949	(1)	(1)
Thomas Gregor ILG	72,514	(1)	72,514	(1)	(1)
Ulisses Gomes Guimaraes	27,210	(1)	27,210	(1)	(1)
Vanessa de Souza Lobato Barbosa	38,635	(1)	38,635	(1)	(1)
Employees	4,010,408	0.12%	4,015,096	0.12%	0.12%
Total	8,724,317		8,729,002

(1)	Owns less than 0.01%.

(2)	No longer an officer.

Shares held by members of our board of directors and our officers do not have special voting rights in relation to shares held by our other shareholders.

For a description of our equity compensation plans, see “Item 6. Directors, Senior Management and Employees––B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

As of April 5, 2018, Santander Spain directly and indirectly through its subsidiaries, Grupo Empresarial Santander, S.L. and Sterrebeeck B.V., owned approximately 89.5% of our total capital stock (not including the shares held by Banco Madesant - Sociedade Unipessoal).

The following table presents the beneficial ownership of our common and preferred shares as of April 5, 2018.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Total Shares (thousands)	Percentage of Total Share Capital
	(in thousands, except percentages)
Sterrebeeck BV (1)	1,809,583	47.39%	1,733,643	47.11%	3,543,226	47.25%
Grupo Empresarial Santander SL	1,107,672	29.01%	1,019,645	27.71%	2,127,317	28.37%
Banco Santander, S.A.	521,964	13.67%	519,268	14.11%	1,041,232	13.89%
Treasury Shares (2)	2,832	0.07%	2,832	0.08%	5,664	0.08%
Employees (3)	8,587	0.22%	8,592	0.23%	17,179	0.23%
Other minority shareholders	368,054	9.64%	395,853	10.76%	763,907	10.19%
Total	3,818,692	100.00%	3,679,833	100.00%	7,498,525	100.00%

(1)	An affiliate within the Santander Group.

(2)	On September 18, 2017, our shareholders approved the cancellation of 64,551,366 shares held in treasury (32,275,683 common shares and 32,275,683 preferred shares).

(3)	Includes members of senior management. See “—E. Share Ownership.”

The total number of ADRs held by U.S. investors as of December 31, 2017, is 194,699,689. The total number of Units held by U.S. investors as of December 31, 2017, is 60,255,764 (excluding Units held by The Bank of New York Mellon as depositary).

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

On April 11, 2017, Qatar Holding LLC (the “Selling Shareholder”) participated in a secondary offering of 80,000,000 units, each of which is composed of one common share, no par value, and one preferred share, no par value, of Santander Brasil. Furthermore, the Selling Shareholder granted the international underwriters the option to purchase up to 12,000,000 additional ADSs of Santander Brasil within 30 days from, but not including, April 5, 2017, solely to cover over-allotments of ADSs, if any. The international underwriters exercised the option for 5,065,000 ADSs, and the settlement of took place on May 9, 2017.

On September 18, 2017, our shareholders approved the cancellation of 64,551,366 shares held in treasury, representing 32,275,683 common shares and 32,275,683 preferred shares. Such treasury shares corresponded, as of that date, to the totality of the shares then held in treasury.

On December 31, 2017, we held 11,689,106 shares in treasury, of which 5,844,533 were common shares and 5,844,553 were preferred shares.

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

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with our subsidiaries and affiliates and those of the Santander Group. We have credit lines outstanding with the Santander Group and its affiliated financial institutions around the world. As of December 31, 2017, borrowings and deposits from the Santander Group represented approximately 2% of our total funding. In addition, from time to time, we enter into certain transactions with the Santander Group and other related parties for the provision of advisory and advertising services. Such transactions are conducted on an arm’s-length basis, based on terms that would have been applied for transactions with third parties.

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

Information Technology Platform

We enter into certain agreements with some affiliates of the Santander Group (Ingeniería de Software Bancário S.L. (Spain), ISBAN S.A. (Chile), Produban Servicios Informáticos Generales S.L. (Spain), and Produban Brasil Tecnologia Ltda (Brazil) for the outsourcing of certain products and services relating to our information technology platform, including software development, hosting and information processing. We believe the provisions of these services are provided on an arm’s-length basis with terms substantially similar to those available from other providers in the market. In 2017 and 2016, Santander Group affiliates received approximately R$697 million and R$761 million, respectively, for the products and outsourcing provided above. See “Item 4. Information on the Company—B. Business Overview— Technology and Commercial Transformation—Technological Infrastructure.”

Procurement Services

We have entered into agreements with Aquanima Brasil Ltda., an affiliate of the Santander Group, which offers procurement services (sourcing, e-procurement, outsourcing and consultancy) to Santander Brasil. Volume aggregation between Santander Brasil and other client companies allow for joint purchases for groups of different clients. The agreements entered into with Aquanima Brasil Ltda. were on an arm’s-length basis. We paid Aquanima Brasil Ltda. approximately R$26 million in 2017 and R$25 million in 2016.

Other Related Party Transactions

From time to time, we engage in lending and borrowing transactions to fund our operations and other miscellaneous transactions with various companies of the Santander Group, in compliance with restrictions on loans or advances imposed by Brazilian law. The following table shows the balances owed to us by such companies (assets) at each of December 31, 2017 and December 31, 2016 and the amounts owed by us to such companies (liabilities) at the same dates. The table also sets forth amounts received (income) or paid (expenses) to such companies for the year ended December 31, 2017 and December 31, 2016. All such transactions with Santander Group companies were conducted on an arm’s-length basis with terms substantially similar to those available from other providers in the market.

	As of December 31, 2017			As of December 31, 2016
	Parent(1)	Jointly-controlled companies	Other Related Party(2)	Parent(1)	Jointly-controlled companies	Other Related Party(2)
	(in thousands of R$)
Assets	8,214,739	1,214,312	926,994	10,919,116	794,800	556,248
Financial assets for trading, net	(173,065)	—	(74,873)	(184,304)	—	(400,570)
Santander Spain	(173,065)	—	—	(184,304)	—	—
Abbey National Treasury Services Plc (2)	—	—	(71,672)	—	—	(91,828)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (2)	—	—	(3,201)	—	—	(308,742)
Loans and amounts due from credit institutions–Cash and overnight operations in foreign currency	8,363,038	—	76,009	10,900,941	—	94,530
Santander Spain (3) (5)	8,363,038	—	—	10,900,941	—	—
Banco Santander Totta, S.A(2).	—	—	2,733	—	—	1,261
Abbey National Treasury Services Plc (2)	—	—	71,751	—	—	92,118
Bank Zachodni (2).	—	—	177	—	—	117
Banco Santander, S.A. – México (2)	—	—	1,348	—	—	1,034
Loans and advances to customers	132	9,661	925,858	—	136,354	862,288
Zurich Santander Brasil Seguros S.A.	—	—	925,835	—	—	862,553
Webmotors S.A.	—	9,661	—	—	136,354	—
Abbey National Treasury Services Plc (2).	—	—	23	—	—	—
Santander Spain (1).	132	—	—	—	—	—
Santander Brasil Gestão de Recursos Ltda.	—	—	—	—	—	(265)
Loans and amounts due from credit institutions (1)	23,896	1,203,032	—	25,546	656,806	—
Santander Spain	23,896	—	—	25,546	—	—
Banco RCI Brasil S.A	—	1,203,032	—		656,806
Other Assets	738	1,619	—	176,933	1,640	—
Santander Spain	738	—	—	176,933	—	—

	As of December 31, 2017			As of December 31, 2016
	Parent(1)	Jointly-controlled companies	Other Related Party(2)	Parent(1)	Jointly-controlled companies	Other Related Party(2)
	(in thousands of R$)
Banco RCI Brasil S.A.	—	1,619	—	—	1,640	—
Liabilities	(12,360,383)	(57,221)	(2,107,677)	(11,984,199)	(106,527)	(1,222,556)
Deposits of Brazil Central Bank and deposits of credit institutions	(387,937)	(47,423)	(1,862,058)	(327,466)	(40,202)	(980,702)
Santander Spain(4)	(387,937)	—	—	(327,466)	—	—
Santander Securities Services Brasil DTVM S.A.	—	—	(300,074)	—	—	(208,059)
Santander Brasil Asset (2)	—	—	(16,766)	—	—	(12,079)
Banco RCI Brasil S.A.	—	(47.423)	—	—	(40,202)	—
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	—	—	(1,543,752)	—	—	(757,874)
Banco Santander, S.A. – Uruguay (2)	—	—	(1,466)	—	—	(2,158)
Others	—	—	—	—	—	(532)
Customer Deposits	—	(9,798)	(222,473)	—	(66,325)	(189,794)
ISBAN Brasil S.A	—	—	(20,893)	—	—	(22,232)
Santander Securities Services Brasil Participações S.A. (2)	—	—	(71,947)	—	—	(52,484)
Produban Serviços de Informática S.A. (2)	—	—	(34,410)	—	—	(19,653)
Zurich Santander Brasil Seguros e Previdência S.A. (1)	—	—	(55,935)	—	—	(44,840)
Santander Brasil Gestão de Recursos Ltda.	—	—	(32,334)	—	—	(39,361)
Webmotors S.A.	—	(9,798)	—	—	(66,325)	—
Others	—	—	(6,954)	—	—	(11,224)
Other financial liabilities – Dividends and interest on capital Payable	(3,992,820)	—	(1,132)	(3,794,130)	—	(16,494)
Santander Spain	(620,264)	—	—	(589,227)	—	—
Grupo Empresarial Santander S.L. (1)	(1,264,470)	—	—	(1,201,612)	—	—
Sterrebeeck B.V. (1)	(2,108,086)	—	—	(2,003,291)	—	—
Banco Madesant – Sociedade Unipessoal S.A.	—	—	(1,132)	—	—	(1,075)
Santusa Holding, S.L.	—	—	—	—	—	(15,419)
Other payables	(2,050)	—	(22,014)	(2,954)	—	(35,566)
Santander Spain	(2,050)	—	—	(2,954)	—	—
Santander Brasil Asset (2)	—	—	(69)	—	—	(70)
ISBAN Brasil S.A. (2)	—	—	237	—	—	(339)
Produban Servicios Informáticos Generales, S.L. (Produban Espanha) (2)	—	—	(905)	—	—	—
Santander Securities Services Brasil DTVM S.A.	—	—	6,762	—	—	(4,430)
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	(27,748)	—	—	(30,684)
Others	—	—	(291)	—	—	(43)
Debt instruments Eligible Capital (7)	(7,977,576)	—	—	(7,859,649)	—	—
Santander Spain	(7,977,576)	—	—	(7,859,649)	—	—

(*)	All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1)	Santander Brasil is indirectly controlled by Santander Spain and, through its subsidiaries Grupo Empresarial Santander and S.L. Sterrebeeck B.V.

(2)	Refers to the subsidiaries of Santander Spain.

(3)	In December 31, 2017, refers to the cash of R$587,531 (2016 – R$582,571, and 2015 – R$1,866,683).

(4)	As of December 31, 2017, refers to raising funds through operations transfers abroad amounted to R$387,937 (2016 - R$327,466 and 2015 - R$219,037), with maturity until November, 2018 and interest between 0.56% and 6.65% p.a.

(5)	On December 31, 2017, refers to investments in foreign currency maturing on January 2, 2018 in the amount of R$7,384,335 (2016 - R$10,269,812 and 2015 - R$20,699,539) and interest of 1.43% p.a. held at Santander Brasil Establecimiento Financiero de Credito, Santander Brasil and our Grand Cayman Branch.

(6)	Refers to issuances of Eurobonds of Santander Brasil’s Grand Cayman Branch, maturing between from January 16, 2016 to February 13, 2017 and interest of 3.152% p.a. and 4.625% p.a.

(7)	Refers to the portion acquired by the controlling shareholder with the PR Optimization Plan held in the first half of 2014.

(8)	In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by Banco RCI Brasil S.A.

	As of December 31, 2017			As of December 31, 2016
	Parent(1)	Joint-controlled companies	Other Related–Party(2)	Parent(1)	Joint–controlled companies	Other Related–Party(2)
	(in thousands of R$)
Income	389,663	126,781	1,210,444	(798,022)	136,111	1,197,489
Interest and similar income—Loans and amounts due from credit institutions	87,217	87,381	1,417	39,677	114,909	396
Santander Spain	87,217	—	—	39,677	—	—
Abbey National Treasury Services Plc	—	—	879	—	—	396
Banco RCI Brasil S.A. (6)	—	87.381	-	—	114,909	—
Cibrasec	—	—	538	—	—	—
Interest expenses and similar charges—Deposits from customers	—	(4,486)	(41,026)	(4,192)	(26,996)	(49,420)
ISBAN Brasil S.A	—	—	(2,145)	—	—	(3,560)
Produban Serviços de Informática S.A.	—	—	(1,547)	—	—	(2,117)
Webmotors S.A	—	(4,486)	—	—	(26,996)	—
Santander Brasil Gestão de Recursos Ltda.	—	—	(6,636)	—	—	(12,417)
Santander Spain	—	—	—	(4,192)	—	—
Santander Cultural	—	—	(69)	—	—	(11)
Real Fundo de Investimento Multimercado Santillana Credito Privado	—	—	—	—	—	(31,097)
Santander Securities Services Brasil Participações S.A.	—	—	(6,190)
Santander Securities Services Brasil DTVM S.A.	—	—	(24.344)
Others	—	—	(95)	—	—	(218)
Interest expenses and similar charges—Deposits from credit institutions	(13,038)	(3,026)	(113,569)	(512)	(10,959)	(115,458)
Santander Spain	(13,038)	—	—	(512)	—	—
Banco RCI Brasil S.A. (6)	—	(3,026)	—	—	(10,959)	—
Real Fundo de Investimento Multimercado Santillana Credito Privado	—	—	(112,211)	—	—	(88,467)
Santander Securities Services Brasil DTVM S.A.	—	—	—	—	—	(20,979)
Santander Asset Management, S.A. SGIIC	—	—	(1,263)	—	—	(1,760)
Santander Securities Services Brasil Paticipações S.A. (2)	—	—	—	—	—	(4,119)
SAM Brasil Participações S.A.	—	—	(95)	—	—	(133)
Fee and commission income (expense)	(5,099)	14,999	2,453,179	5,334	20,133	1,955,255
Santander Spain	(5,099)	—	—	5,334	—	—
Banco RCI Brasil S.A. (6)	—	14,996	—	—	19,211	—
Banco Santander Internacional	—	—	20,480	—	—	20,959
Santander Securities Services Brasil DTVM S.A.	—	—	—	—	—	1,896
Webmotors S.A.	—	3	—	—	922	—
Zurich Santander Brasil Seguros S.A.	—	—	295,508	—	—	218,773

	As of December 31, 2017			As of December 31, 2016
	Parent(1)	Joint-controlled companies	Other Related–Party(2)	Parent(1)	Joint–controlled companies	Other Related–Party(2)
	(in thousands of R$)
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	2,134,755	—	—	1,711,138
Others	—	—	2,436	—	—	2,489
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	592,919	31,913	(39,534)	(613,168)	39,024	267,983
Santander Spain	592,919	—	—	(613,168)	—	—
Real Fundo de Investimento Multimercado Santillana Crédito Privado	—	—	(79,480)	—	—	257,475
Abbey National Treasury Services Plc	—	—	23,843	—	—	38,274
Banco RCI Brasil S.A.(6)	—	31,913	—	—	39,024	—
Santander Securities Services Brasil DTVM S.A.(2)	—	—	(26,102)	—	—	(16,038)
Santander Investment Securities Inc.	—	—	(13,492)	—	—	(15,115)
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	52,981	—	—	—
Zurich Santander Brasil Seguros S.A.	—	—	1,788	—	—	—
Others	—	—	928	—	—	3,387
Administrative expenses and amortization	(50,271)	—	(1,028,750)	—	—	(840,739)
Banco Santander, S.A. – Spain	(50,271)	—	—	—	—	—
ISBAN Brasil S.A.	—	—	(337,161)	—	—	(290,430)
Produban Serviços de Informática S.A.	—	—	(242,191)	—	—	(209,253)
ISBAN Chile S.A.	—	—	(23)	—	—	(26)
Ingeniería de Software Bancario, S.L.	—	—	(70,385)	—	—	(42,519)
Produban Servicios Informáticos Generales, S.L	—	—	(46,494)	—	—	(21,525)
TECBAN—Tecnologia Bancária S.A.	—	—	(262,046)	—	—	(213,194)
Aquanima Brasil Ltda.	—	—	(25,638)	—	—	(24,557)
Santander Securities Services Brasil Participações S.A. (2)	—	—	(42,603)	—	—	(35,882)
Others	—	—	(2,209)	—	—	(3,353)
Others Administrative expenses—Donation	—	—	(21,273)	—	—	(20,528)
Santander Cultural	—	—	(3,513)	—	—	(2,737)
Fundação Santander	—	—	(1.837)	—	—	(3,452)
Instituto Escola Brasil	—	—	(873)	—	—	(939)
Fundação Sudameris	—	—	(15,050)	—	—	(13,400)
Debt Instruments Eligible Capital	(222,065)	—	—	(225,161)	—	—
Santander Spain	(222,065)	—	—	(225,161)	—	—

(1)	Santander Brasil is indirectly controlled by Santander Spain and, through its subsidiaries Grupo Empresarial Santander and S.L. Sterrebeeck B.V.

(2)	Refers to the subsidiaries of Santander Spain.

(3)	Refers to the profit on disposal of MS Participações S.A.

(4)	Refers the profit on disposal of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.

(5)	Refers the profit on disposal of Santander Securities Services Brasil DTVM S.A.

(6)	In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by Banco RCI Brasil S.A.

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

As of December 31, 2017, our judicial and administrative proceedings classified as probable loss risk (tax, labor and civil) and legal obligation amounted to approximately R$14.1 billion and have been provisioned. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with our judicial and administrative proceedings. Our judicial and administrative proceedings classified as possible loss risk (tax, labor and civil) amounted to approximately R$20.1 billion.

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

Supreme Court issued a decision, applicable solely to Santander Brasil, accepting jurisdiction over the appeal regarding PIS and rejecting jurisdiction over the appeal related to COFINS. The tax authorities appealed the decision of the Supreme Court related to COFINS and their appeal was denied on August 19, 2015. In respect of COFINS, the case is finished with a favorable decision applicable to Santander Brasil The appeal related to PIS, as well as the appeals submitted by other companies in the group, are pending. As of December 31, 2017, such claims amounted to R$3,501 million and are fully provisioned.

•	Tax rate increase of CSLL. We filed for an injunction to avoid the increase in the CSLL tax rate established by Law 11,727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9.0%; however, this Law established a 15.0% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment. As of December 31, 2017, the amount related to this injunction totaled R$905 million, which is fully provisioned.

As of December 31, 2017, our probable loss risk for tax litigation amounted to approximately R$2.4 billion fully provisioned and our possible loss risk for tax litigation amounted to approximately R$18.7 billion.

The main judicial and administrative proceedings to which probable loss risk assessment relates are:

•	Tax on services for financial institutions. Certain municipalities levy Service Tax (Imposto Sobre Serviços – ISS) on certain revenues derived from transactions not usually classified as the rendering of services. In such cases, we have argued in administrative and judicial proceedings against the payment of ISS. As of December 31, 2017, amounts related to these proceedings totaled R$238 million, which are fully provisioned.

•	Social security contribution. We are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions, as we believe that these benefits do not constitute salary. As of December 31, 2017, amounts related to these proceedings totaled R$265 million, which are fully provisioned.

•	Taxes on banking transactions. In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Santander Brasil. The tax assessments refer to the collection of CPMF (Contribuição Provisória sobre Movimentação Financeira) tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearance services provided by Santander Brasil to Santander DTVM in 2000, 2001 and 2002. Based on our tax advisors’ opinion, the procedures adopted by Santander DTVM were correct. Santander Brasil DTVM succeeded in the first instance in its proceeding before the tax appeals board, but this decision was overturned in the Superior Chamber of Tax Appeals, and we were found liable for the tax assessment. Both decisions were appealed before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or “CARF.” In June 2015, the CARF upheld the decision of the Superior Chamber of Tax Appeals. On July 3, 2015, Santander Brasil and Produban Serviços de Informática S.A. (current name of Santander DTVM) filed a lawsuit requesting the cancellation of both tax assessments and the amount as of December 31, 2017 totaled R$1,432 million. Based on the assessment of legal counsel, a provision of R$715 million was made to cover the probable risk of loss in these proceedings.

Contingent liabilities classified as possible risk of loss refer to judicial and administrative proceedings involving tax matters assessed by the management taking in account the advice of our legal counsels, as possible losses, which were not recognized as liabilities. The main lawsuits include:

•	Losses on loans. We have challenged the tax assessments issued by the Brazilian Federal Revenue Service claiming that our deduction of losses on loans from our corporate income tax (Imposto de Renda das Pessoas Jurídicas – IRPJ) and CSLL (Contribuição Social sobre o Lucro Líquido) bases have not met the relevant requirements under applicable law. As of December 31, 2017 the amount related to this challenge was approximately R$436 million.

•	Social Security Contribution – Profit Sharing Payments (Participação nos Lucros e Resultados, or “PLR”). We are involved in administrative and judicial proceedings arising from tax assessment with respect to the collection of social security contributions on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with law. We have appealed against these infraction notices, since we consider the tax treatment to be appropriate based on applicable law and the nature of the payments. As of December 31, 2017 amounts related to these infraction notices totaled approximately R$3,929 million.

•	IRPJ and CSLL – Capital Gain. The Brazilian Federal Revenue Service issued a tax assessment against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34.0% tax rate instead of 15.0%. The assessment was appealed at the administrative level based on our understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. The administrative process is set for trial. We are responsible for any adverse outcome in this process as a former controlling shareholder of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2017 the amount related to this proceeding was approximately R$292 million.

•	Goodwill amortization of the acquisition of Banco Real. In October 2014 the Brazilian Federal Revenue Service issued a tax assessment against Santander Brasil in the amount of R$1,063 billion, claiming income tax and social contribution relating to the 2009 tax year. The argument of the Brazilian Federal Revenue Service is that the amortization of goodwill arising before our merger with Banco Real cannot be deducted. On July 14, 2015, we obtained a judgment in our favor in the first instance. The Federal Revenue Service filed an appeal before CARF against the favorable decision granted to Santander Brasil. The CARF granted the appeal filed by the Federal Revenue Service. Santander Brasil filed a motion for clarification against this decision which is pending judgment. As of December 31, 2017 the amounts related to this proceeding totaled approximately R$1.3 billion. This case is classified as possible risk of loss concerning the amortization of goodwill and as remote loss in relation to the fine charged in the case.

•	Goodwill amortization of the acquisition of Banco Sudameris. In November 2014, we received a tax assessment of R$196 million related to the deduction of goodwill amortization relating to the acquisition of Banco Sudameris. In December 2012, we received a similar tax assessment in the amount of R$239 million relating to the fiscal years encompassing August 2007 to April 2009. We have appealed in both cases to the CARF. We consider our risk of loss in this case as possible. As of December 31, 2017 the amount related to this proceeding was approximately R$609 million.

•	Unrecognized Compensation. We are currently engaged in legal and administrative proceedings with the Brazilian federal revenue service relating to the failure to ratify certain tax offsets with credits due to overpayment or undue payment. As of December 31, 2017 the amount related to these proceedings was approximately R$2,230 million. The risk of loss is classified as possible.

Accession to Certain Tax Repayment Programs

In August 2017 we joined the Special Tax Regularization Program (Programa Especial de Regularização Tributária), or PERT. The program allows for certain tax debts to be repaid in installments. In connection with our participation in this program, we are repaying in installments certain amounts due as a result of lawsuits and administrative proceedings relating to corporate income tax and social security contributions for the periods from 1999 to 2005 in a total amount of R$492 million in January 2018 (taking into account the reduction arising from our participation in the program). A payment of R$191.9 million was due in August 2017 and a further payment of R$299.7 million was due by January 2018, both of which we have made within the prescribed time limits. As a result, we recorded expenses in an amount of R$364 million (after tax) in the third quarter of 2017.

In October 2017 we joined the Incentive Payment Programs and Installments (Programa de Parcelamento Incentivado) created by the cities Rio de Janeiro and São Paulo. The program allows for certain tax debts to be repaid in installments. In connection with our participation in this program, we are repaying in installments certain amounts due as a result of lawsuits and administrative proceedings relating to ISS for the periods from 2005 to 2016 in a total amount of R$293 million as of December 31, 2017. As we had made provisions for these losses, we registered income of R$435 million as a result of the reversal of certain provisions, net of tax effects, in an amount of R$96 million.

Labor Litigation

Similar to many other Brazilian banks, we are party to lawsuits brought by labor unions, associations and individual employees seeking, in general, compensation for overtime work, lost wages and retiree complaints about pension benefits and other labor rights. We believe we have either paid or adequately provisioned for all such potential liabilities. In addition, we are defendants in labor lawsuits filed by third-party employees that rendered or render services to us through service providers. Brazilian courts understand that if a third-party service provider fails to pay its employee, the employee has the right to demand payment directly from the company to which it rendered its services. As of December 31, 2017, our probable loss risk of labor-related litigation amounted to R$3.4 billion, which amount has been provisioned. Our possible loss risk of labor-related litigation amounted to R$28.7 million.

Former employees of Banco do Estado de São Paulo S.A.:

•	A claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s by-laws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit during those years. Partial payments were made from 1996 to 2000, as approved by the board of directors. The relevant clause in the by-laws was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision with the High Employment Court (“TST”) and, subsequently, with the STF. The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and AFABESP. Only the appeal lodged by the bank has been allowed leave to proceed and will be decided upon by the STF in plenary session. The contingent liabilities are classified as possible risk of loss. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

•	A claim was filed in 2002 by AFABESP on behalf of its members requesting that certain pension supplements to which persons admitted to the relevant retirement plan prior to May 22, 1975 be adjusted pursuant to the IGP-DI index (Índice Geral de Preços - Disponibilidade Interna). The first instance judgment was favorable to the plaintiffs, requiring that the correction be made but only in the periods in which no other form of adjustment was applied. We and Banesprev have appealed this decision. The contingent liabilities are classified as possible risk of loss. The amount related to this action is not disclosed due to the current stage of the process and the possible impact that such disclosure may generate on the progress of the action.

Civil Litigation

We are a party to civil lawsuits claiming damages and other civil remedies. These disputes normally fall within one of the following categories typical for Brazilian banks: (i) actions requesting the review of contractual terms and conditions or seeking monetary adjustments, including the alleged effects of implementation of certain economic government plans (as described below); (ii) actions arising from loan agreements; (iii) execution actions; and (iv) actions seeking damages. As of December 31, 2017, our probable loss risk in connection with civil litigation liabilities amounted to R$2.5 billion, which has been provisioned in full and our possible loss risk in connection with civil litigation liabilities amounted to R$1.3 billion. For civil lawsuits considered to be common and similar in nature, the provisions are recorded based on statistically averaged previous payments, and on the legal counsel’s evaluation of success. Provisions for other lawsuits are determined individually on a case-by-case basis.

Economic Plans

Like the rest of the banking system, we have been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation in the 1980s and 1990s (“planos econômicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (“STJ”) set a limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which we believe should significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although some proceedings have been brought at the STJ and the STF with which the matter is expected to be definitively settled. In August 2010, STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute of limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress in this connection were stayed until the court issues a final decision on the matter. In spite of the fact that STF initiated judgment in November 2013, a formal ruling has not been handed down as of the date hereof and we cannot predict when a formal ruling will be handed down by either the STJ or the STF. The Brazilian Attorney-General’s Office (Advocacia-Geral da União), the Brazilian Central Bank, the Brazilian Consumer Protection Institute (Instituto Brasileiro de Defesa do Consumidor), the Brazilian Savers’ Association (Frente Brasileira pelos Poupadores) and the Brazilian Federation of Banks (Federação Brasileira dos Bancos) have signed an agreement to resolve existing disputes over the economic plans. The settlement discussions did not address the full value of the payments, and focused on setting the amount that would be paid to each person according to the relevant balance at the plan date. The total value of the payments will depend on the number of persons adhering, as well as on the number of savers who have proved in court the existence of the account and the balance on the date of the anniversary of the change in indices. The terms of agreement were negotiated between the parties and submitted to the STF, which approved the terms of the agreement on March 1, 2018.

Insilene Indústria de Silenciosos do Nordeste Ltda.

This is a judicial claim filed against our wholly-owned subsidiary Banco Bandepe S.A. (“Bandepe”) in connection with a loan agreement entered into between Bandepe and Insilene Indústria de Silenciosos do Nordeste Ltda. (“Insilene”). According to the complaint, Bandepe never provided the loan provided for in the agreement, as a result of which Insilene to bankruptcy. In this judicial process, the judge ruled in favor of Insilene and such decision has already become unappealable. The proceeding is in its liquidation phase, and there is disagreement between Bandepe and Insilene regarding the value to be paid. The Court of Justice of the State of Pernambuco approved the amount indicated in the expert’s report and denied the calculation criteria sustained by Bandepe. Bandepe filed an appeal to the STJ to change the form of liquidation to a form which is more favorable to Bandepe, since Insiline could have foreseen the damages. We estimate the risk of loss as possible.

Fundo de Investimento em Direitos Creditórios Trendbank Banco de Fomento – Multisetorial.

A legal proceeding was filed against us in connection with the provision of custody services to Fundo de Investimento em Direitos Creditórios Trendbank Banco de Fomento – Multisetorial (the “Fund”) related to the acquisition of fake or defective bonds. In a decision by the first instance court, the case was dismissed in relation to us on the grounds that the custodian could not be held responsible for the acquisition of bonds. The Court of Justice reversed the decision of the lower court as a result of which the case will be retried following the expert phase. We estimate the risk of loss as possible.

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

In December 2008, the Brazilian Federal Revenue Service issued a tax assessment against us in the total amount of R$3.9 billion with respect to IRPJ and CSLL related to 2002 to 2004. The tax authorities assert that we did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. On October 21, 2011 a unanimous decision of CARF was handed down to cancel the tax assessments corresponding to fiscal years 2002 to 2004. The Brazilian Federal Revenue Service appealed to the Câmara Superior de Recursos Fiscais with respect to the merits but not the fine, and the 2002 fiscal year, which was already being subject to the statute of limitation. Because of these two items, the assessment was reduced to R$1.8 billion. In, December 2017, that decision was reformed in favor of the Brazilian Federal Revenue Service, and Santander Brasil will file a lawsuit to request the cancellation of tax assessment. In June 2010, the Brazilian Federal Revenue Service issued other two infraction notices in the total amount of R$1.4 billion, based on the same concepts as the previous notice, with respect to IRPJ and CSLL related to 2005 to 2007. In these cases, Santander Brasil was not granted a favorable decision, and it has been appealed on its merits, though there was a reduction in the fine of R$367 million, and the assessment was reduced to R$984 million, but one of the infraction notice was judged unfavorably, ending the administrative discussion. The other one is still pending final judgment. As of December 2013, the Brazilian Federal Revenue Service issued another infraction notice, in the total amount of R$344 million with respect to income tax and social contribution related to 2008. Santander Brasil challenged this tax assessment and was granted a favorable decision in the first instance. The tax authority has appealed the decision, which is pending final judgment. In accordance with the advice of our external legal counsel, we believe that the Brazilian Federal Revenue Service’s position is incorrect, and that the risk of loss is remote. We did not record any provision since this issue should not have an impact on our consolidated financial statements.

In addition to the aforementioned proceedings, in June 2013, the Brazilian tax authorities issued an infraction notice against us as the responsible party liable for the tax on the capital gain allegedly obtained in Brazil by an entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (a shares merger) transaction carried out in August 2008. As a result of the aforementioned transaction, we acquired all the shares of Banco Real and AAB Dois Par through the delivery to these entities’ shareholders of newly-issued shares through a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issuance value of our shares that were received and the acquisition cost of the shares delivered in the exchange. We filed an appeal against the infraction notice before the CARF which, in March 2018, in a split decision, settled by the casting vote of the Chairman, dismissed the appeal filed by Santander Brasil. This decision will be subject to clarification action and further appeal at the CARF. Based on the advice of our external legal counsel, that the position taken by the Brazilian tax authorities is not correct, that there are arguments for appeal against the infraction notice and that, as a result, the risk of loss is remote. Consequently, we have not recognized any provisions in connection with these proceedings.

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

On December 8, 2016, the General Superintendency of the Brazilian Anti-Trust Authority (Superintendencia Geral do Conselho Administrativo de Defesa Econômica), or “CADE,” began an investigation into alleged anticompetitive conduct in the real onshore foreign exchange market. The investigation concerns 11 financial institutions, including Santander Brasil, and 19 individuals active in the Brazilian foreign exchange market between 2009 and 2012. On January 8, 2018, we filed an administrative defense stating our understandings that there is no evidence that we were involved in the alleged conduct. We expect that these investigations will not have an adverse impact on it.

According to reports in the news media and other unofficial sources, the Brazilian Federal Public Prosecutor’s Office (“MPF”) has submitted to a federal judge in Sao Paulo a request for the indictment of several individuals, including an executive officer of Santander Brasil, in connection with the alleged bribery of a Brazilian tax auditor to secure favorable decisions in tax cases resulting in a claimed R$83 million (approximately U.S.$25 million) tax credits benefit to Santander Brasil. Pursuant to Brazilian law, the request for indictment must be approved by the judge in order to proceed. As of the date of this annual report neither Santander Brasil nor the relevant executive officer has been officially served with the proposed indictment or is aware of whether the indictment request has been accepted or rejected. Santander Brasil is cooperating fully with the Brazilian authorities and has relinquished the benefit of certain tax credits to which the allegations relate in order to show its good faith. If the indictment were to be approved, our business could suffer reputational harm.

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

The following table sets forth the amounts available for distribution as dividends based on the Brazilian GAAP calculation of net income. The reconciliation of net income under Brazilian GAAP to net income under IFRS is presented in Appendix I of our audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015.

	For the year ended December 31,
	2017	2016	2015
	(in millions of R$)
Net Income under Brazilian GAAP	7,996	5,522	6,983
(-) Legal Reserve	391	276	349
(=) Amounts Available for distribution	7,605	5,246	6,634
Mandatory Dividends – 25.0%	1,901	1,312	1,658
Interest on Shareholder’s Equity	3,800	3,850	1,400
Dividends	2,500	1,400	4,800
Total (Interest on Shareholder’s Equity and Dividends)	6,300	5,250	6,200
Dividends distributed in excess of the Mandatory Dividend	4,399	3,938	4,542

History of Payment of Dividends and Interest Attributable to Shareholders’ Equity

In 2017, we declared dividends and interest on shareholders’ equity in the gross amount of R$6,300 million, R$1,500 million of which was paid on May 26, 2017, August 25, October 26, 2017 and R$4,800 million which was paid on February 26, 2018.The table below shows the amounts paid to our shareholders in the periods indicated.

	For the year ended December 31,
	2017	2016	2015	2014	2013
	(in millions of R$, except per share figures)
Dividends	2,500	1,400	4,800	840	2,100
Interest attributable to shareholders’ equity	3,800	3,850	1,400	690	300
Total	6,300	5,250	6,200	1,530	2,400
Dividends and interest on capital per 1,000 shares
Common shares	776.17	666.21	784.90	193.26	302.15
Preferred shares	853.79	732.83	863.39	212.59	332.36

8B. Significant Changes

There has been no significant change since the date of our last audited financial statements.

ITEM 9. THE OFFER AND LISTING

9A. Offering and Listing Details

Market Price and Volume Information

On September 18, 2009, our board of directors approved the implementation of the global public offering, which included the issue of 525,000,000 Units (each representing at that date 55 common shares and 50 preferred shares), all registered, without par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of (i) Units in Brazil on the over-the-counter market, in accordance with CVM Instruction 400 of December 29, 2003, as amended, and (ii) Units abroad, including in the form of ADRs representing ADSs registered with the SEC under the Securities Act.

On October 6, 2009, the Global Offering priced shares at R$23.50 per unit and U.S.$13.40 per ADR. The Units have been traded on the B3 and the NYSE since October 7, 2009.

On April 29, 2014, Santander Spain, our indirect controlling shareholder, announced its intention to launch voluntary exchange offers in Brazil and in the United States to acquire up to all of our shares that were not held by the Santander Group, representing approximately 25% of our share capital, with payment in BDRs or ADRs representative of Santander Spain’s common shares.

On October 30, 2014, the Brazilian Exchange Offer and U.S. the Exchange Offer were concluded. As a result of these offers, the Santander Group’s shareholding increased to 88.3% of our total share capital (not including the shares held by Banco Madesant - Sociedade Unipessoal). Also as a result of the offer in Brazil, our Units were delisted from Level 2 Segment and are now traded at the basic listing segment of B3.

The following table shows our outstanding publicly traded common shares and preferred shares as of April 5, 2018:

Free Float	B3	NYSE
Common shares	185,410,370	185,703,811
Preferred shares	213,214,785	185,703,811
Total	398,625,155	371,407,622

Units, Common and Preferred Shares traded on B3

The table below sets forth the high, low and last daily sales prices in reais for our shares on the B3 for the periods indicated.

	Reais per share – SANB3 (Common Shares)
	High	Low	Last
2013 Annual	0.16	0.11	0.14
2014 Annual(1)	8.50	0.10	6.70
2015 Annual	10.80	6.10	8.83
2016 Annual	19.46	6.60	19.36
1st Quarter	10.13	6.60	9.31
2nd Quarter	11.42	8.75	9.90
3rd Quarter	14.20	9.61	13.51
4th Quarter	19.46	12.90	19.36
2017 Annual	22.92	13.01	18.49
1st Quarter	22.92	16.00	16.13
2nd Quarter	17.60	13.01	14.75
3rd Quarter	17.40	14.30	15.10
4th Quarter	20.03	14.90	18.49
Last 6 Months	22.49	14.90	21.10
October 2017	18.50	14.90	16.50
November 2017	17.90	16.20	16.38
December 2017	20.03	16.33	18.49
January 2018	21.83	16.91	18.25
February 2018	22.49	19.50	21.20
March 2018	23.00	20.57	23.00
April 2018 (through April 5, 2018)	23.20	22.42	22.42

(1)	With the purpose of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing the transaction costs thereof, our shareholders approved on March 18, 2014 (i) a bonus share issue of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which resulted in a bonus share issue of five preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of approximately R$172 million; and (ii) a reverse share split (inplit) of the totality of our common shares and preferred shares at a ratio of 1:55, so that each fifty-five common shares and fifty-five preferred shares would thereafter correspond to one common share and one preferred share, respectively. As a result, each Unit (ticker SANB11) came to be comprised of one common share and one preferred share. The bonus share issue and reverse share split were implemented on June 2, 2014.

	Reais per share – SANB4 (Preferred Shares)
	High	Low	Last
2013 Annual	0.16	0.11	0.14
2014 Annual(1)	8.18	0.10	6.02
2015 Annual	7.92	5.52	7.23
2016 Annual	10.59	5.40	10.05
1st Quarter	8.00	5.40	7.40
2nd Quarter	8.27	7.20	8.09
3rd Quarter	9.64	7.86	8.53
4th Quarter	10.59	8.57	10.05
2017 Annual	14.04	9.31	13.22
1st Quarter	13.79	9.31	11.68
2nd Quarter	11.60	9.80	10.08
3rd Quarter	13.58	9.99	12.50
4th Quarter	14.04	12.16	13.22
Last 6 Months	16.95	12.16	15.52
October 2017	13.49	12.16	12.30
November 2017	13.35	12.20	12.21
December 2017	14.04	12.21	13.22
January 2018	15.75	12.93	13.15
February 2018	16.95	14.80	15.20
March 2018	16.89	15.34	16.89
April 2018 (through April 5, 2018)	17.50	17.10	17.20

(1)	On June 2, 2014, as part of our plan to optimize our capital, we carried out a reverse share split of the totality of our issued share capital at rate of 55:1 for each of our common and preferred shares.

	B3 Units – SANB11
	High	Low	Last
	R$ per share
2013 Annual	16.07	12.64	13.98
2014 Annual	16.49	10.84	13.46
2015 Annual	17.99	12.21	16.04
2016 Annual	29.80	12.33	29.53
1st Quarter	18.63	12.33	16.95
2nd Quarter	19.46	16.53	18.18
3rd Quarter	23.45	17.74	22.00
4th Quarter	29.80	21.80	29.53
2017 Annual	36.13	22.75	31.88
1st Quarter	36.13	27.42	27.65
2nd Quarter	29.24	22.75	25.00
3rd Quarter	29.55	24.94	27.64
4th Quarter	33.21	27.23	31.88
Last 6 Months	38.88	27.23	36,57
October 2017	31.83	27.23	28.61
November 2017	30.87	28.27	28.90
December 2017	33.21	28.57	31.88
January 2018	37.20	30.98	31.46
February 2018	38.88	34.22	36.60
March 2018	40.00	35.95	39.91
April 2018 (through April 5, 2018)	40.43	39.65	39.70

(1)	On June 2, 2014, we carried out a reverse share split of the totality of our issued share capital at rate of 55:1 for each of our common and preferred shares. Bonus Shares and Reverse Share Split (Inplit)

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

	NYSE ADR – BSBR
	High	Low	Last
	U.S.$ per ADR
2013 Annual	8.08	5.71	5.97
2014 Annual	7.18	4.48	5.02
2015 Annual	5.98	2.96	3.89
2016 Annual	9.12	3.02	8.89
1st Quarter	4.93	3.02	4.65
2nd Quarter	5.74	4.41	5.70
3rd Quarter	7.19	5.33	6.70
4th Quarter	9.12	6.66	8.89

	NYSE ADR – BSBR
	High	Low	Last
	U.S.$ per ADR
2017 Annual	11.75	6.86	9.67
1st Quarter	11.75	8.67	8.82
2nd Quarter	9.40	6.86	7.53
3rd Quarter	9.48	7.48	8.74
4th Quarter	10.00	8.36	9.67
Last 6 Months	11.93	8.36	11.22
October 2017	9.89	8.60	8.69
November 2017	9.43	8.36	8.75
December 2017	10.00	8.74	9.67
January 2018	11.72	9.78	9.99
February 2018	11.93	10.36	11.52
March 2018	12.05	10.96	12.02
April 2018 (through April 5, 2018)	12.11	11.82	11.87

9B. Plan of Distribution

Not applicable.

9C. Markets

Our Units, common and preferred shares are traded on B3. The regulation of Brazilian securities markets which affects such securities is described below. In addition, we also have ADRs which have been listed and traded on the NYSE since October 7, 2009. For further information, see “Item 9. The Offer and Listing—A. Offering and Listing Details.”

Regulation of Brazilian Securities Markets

The Brazilian securities market is regulated by the CVM, as provided for by Law 6,385 of December 7, 1976, or the “Brazilian Securities Market Law,” and by the Brazilian Corporate Law, as well as the CMN and the Brazilian Central Bank.

Under Brazilian Corporate Law, a corporation is either publicly held (companhia aberta) or privately held (companhia fechada) and unlisted. All publicly-held companies must be registered with the CVM and are subject to reporting and other regulatory requirements. A company registered with the CVM may list its securities either on the Brazilian stock exchange market or on Brazilian over-the-counter markets. The shares of a publicly held company may also be traded privately.

In Brazil, the over-the-counter market is divided into two categories: (i) organized over-the-counter markets, in which the transactions are supervised by self-regulating entities authorized by the CVM; and (ii) non-organized over-the-counter markets, in which the transactions are not supervised by self-regulating entities authorized by the CVM. In either case, the over-the-counter markets consist of direct trades, outside of the stock exchange market, through a financial institution registered with the CVM, which serves as an intermediary. No special application, other than registration with the CVM (and, in case of organized over-the-counter markets, registration with the applicable one), is necessary for securities of a public company to be traded in these markets.

To be listed on the B3, a company must apply for registration with the CVM and B3.

Trading on the B3 (current name of BM&FBOVESPA)

The B3 currently gathers all trading activities of shares and commodities in Brazil, including settlement, clearing and depositary services.

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

The trading of securities on the B3 may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the B3 or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the B3.

In addition, in order to maintain control over the fluctuation of the B3 index, the B3 has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes, one hour, or a time to be defined by B3, whenever the B3 index falls below 10.0%, 15.0% or 20.0%, respectively, in relation to the closing index levels of the previous trading session.

When investors trade shares on the B3, the trade is settled in three business days after the trade date, without adjustments to the purchase price. The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of an independent clearing house, a division of the B3, which handles the multilateral settlement of both financial obligations and transactions involving securities. According to the regulations of the B3, financial settlement is carried out through the system of transfer of funds of the Brazilian Central Bank and the transactions involving the sale and purchase of shares are settled through the B3 custody system. All deliveries against final payment are irrevocable.

In order to keep our securities listed on the B3, we are required to comply with the provisions of the B3’s Issuer Manual (Manual do Emissor), which establishes technical and operational procedures and criteria applicable to companies that have securities for listed on the B3. The most up to date version of the B3’s Issuer Manual became effective as of January 1, 2018.

Corporate Governance Practices

In 2000, B3 introduced three special listing segments, known as Levels 1 and 2 of Corporate Governance and Novo Mercado, aimed at fostering a secondary market for securities issued by Brazilian companies listed on the B3, and it prompted such companies to follow good corporate governance practices. The listing segments are designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. The listing requirements were updated on May 10, 2011.

Our Units were initially listed on the Level 2 Segment. However, as a result of the Brazilian Exchange Offer and the U.S. Exchange Offer launched by Santander Spain in Brazil for the acquisition of our shares, our Units were delisted from Level 2 Segment and are now traded at the basic listing segment of B3.

Within the B3 we are part of one sustainability index: ISE. The ISE (Índice de Sustentabilidade Empresarial – Entrepreneurial Sustainability Index) is a reference for socially responsible investments in Brazil. To be part of the portfolio composed by 40 companies, the company participates in a careful process to evaluate its performance in regards to sustainability, including economic efficiency, environmental balance, social practices and corporate governance.

In 2016, the Brazilian Code of Corporate Governance for Publicly-held Companies (Código Brasileiro de Governança Corporativa – Companhias Abertas), or the “Governance Code,” was published by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa). The Governance Code sets forth corporate governance related principles, guidelines and actions applicable for publicly-held companies and establishes a “comply or explain” enforcement model. On June 8, 2017, following a public consultation on the implications of the Governance Code for Brazilian companies, the CVM issued Normative Ruling No. 586 introducing the necessary changes to the existing securities regulation in order to make these consistent with the provisions of the Governance Code.

The new rules established by new CVM ruling apply to companies (i) which are registered as category “A” issuers, (ii) whose securities have been traded on the B3 since January 1, 2018, and (iii) which, on the publication date of CVM Instruction 586, had at least one of their securities included in the Brazil Index 100 – IBrX-100 (Índice Brasil 100) or within the Bovespa Index – IBOVESPA (Índice Bovespa). We fulfill all three of these criteria and are therefore subject to the new CVM rules.

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

If a holder of ADRs decides to exchange ADRs for the underlying Units, the holder will be entitled to (i) sell the Units on the B3 and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our Units, (ii) convert its investment into a foreign portfolio investment under CMN Resolution 4,373, or (iii) convert its investment into a foreign direct investment under Law 4,131/62. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations” for a description of the tax consequences for an investor residing outside Brazil of investing in our Units in Brazil.

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

The Brazilian federal constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization by the President of Brazil based on national interest or reciprocity. A presidential decree issued on November 13, 1997, in respect of Banco Meridional do Brasil S.A. (a predecessor entity) allows up to 100% foreign participation in our capital stock. Foreign investors may acquire our Units or ADRs as a result of this decree. In addition, foreign investors may acquire publicly traded non-voting shares of Brazilian financial institutions traded on a stock exchange or depositary receipts offered abroad representing non-voting shares without specific authorization. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Foreign Investment in Brazilian Financial Institutions.”

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

Pursuant to article 4 of our By-Laws, our corporate purpose is to (i) participate in asset, liability and accessory transactions related to our respective authorized portfolios (commercial, investment, credit, financing and investment, real estate credit and leasing), (ii) carry out foreign exchange transactions; (iii) manage investment portfolios; (iv) any other transaction that would be allowed by law and regulations in force; and (v) participate, as shareholder or quotaholder, in other companies.

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

As we are a financial institution, we are subject to certain prohibitions established by the Banking Reform Law, as amended by Law 13,506 of November 13, 2017, or “Law 13,506/17,” as well as related regulations. For more information in relation to such prohibitions, see “Item 4B. Regulation and Supervision—Principal Limitations and Obligations of Financial Institutions.”

In addition to these provisions, Article 10 of our By-Laws provides that board members and officers are forbidden to be involved in the analysis, approval or settlement of business deals or loans relating to a company where (i) they hold more than 5% of the capital stock as partners or shareholders, or where they are members of the management, or (ii) had been members within a period of up to six months before their appointment. Finally, our policy for transactions with related parties also sets forth procedures to be followed by managers involved in such transactions, and when other potential conflicts of interest may arise.

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

Brazilian Corporate Law also sets forth that the following shareholders’ rights cannot be repealed or modified by our By-Laws or decisions made at shareholders’ meetings:

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

Description of Units

The Units are share deposit certificates, each representing one common share and one preferred share, all of them free and unencumbered. The shares represented by the Units shall be registered in a trust account linked to the Units, and their ownership can only be transferred by means of a transfer of the corresponding Units, upon written instructions from the holder. Earnings from the Units and the amount received in the case of redemption or repayment shall only be paid to the holder of the Units registered in the books of the custodian.

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

In the event of a capital increase by means of the issue of shares that may be converted into new Units, Unit holders may exercise the preemption rights belonging to the shares represented by their Units. We shall create new Units in the register of book-entry Units and credit them to their holders so as to reflect the new number of common and preferred shares issued by us, subject to the current proportion of ordinary and preferred shares to constitute the Units. Shares that are too few to constitute a Unit shall be delivered to the shareholders as shares, rather than Units. There shall be no automatic credit of Units in the event of the exercise of preemption rights in the issue of securities other than shares.

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

Call Notice of our Shareholders’ General Meetings

The Brazilian Corporate Law requires all general meetings to be called by a minimum of three entries in the Official Gazette of the State of São Paulo and in other two mass circulation newspaper in São Paulo, where the B3 is located. Our call notices of meetings are currently published in the Official Gazette of the State of São Paulo, the official journal of São Paulo state, and in the Valor Econômico newspaper. The first call must be published not more than 30 days before the date of the meeting, and the second call not more than eight days in advance. However, in certain circumstances, at the request of any shareholder, the CVM may (i) after consulting us, require the shareholders’ meeting to be postponed and held 30 days after the first call; and/or (ii) suspend for up to 15 days the advance notice required for an extraordinary general meeting, to give the shareholder time to understand and analyze the proposals to be voted on at the meeting. The call notices must give full details of the agenda for the meeting (the term “general matters” being prohibited) and the adequate supporting documents must be available to the public on the CVM’s website from the date of publication of the first call.

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

Since January 1, 2017, the rule became applicable to all publicly-held companies that on April 9, 2015 had at least one type or class of share listed included in either the IBrX-100 or the IBOVESPA indices, as is our case. Accordingly, since the beginning of 2017 we have in place the necessary structure to allow our shareholders to participate and vote remotely at general meetings. For this purpose, our shareholders must follow the voting procedures disclosed by us in the call notice for the relevant general meeting to transfer the voting pronouncements including by contacting either us or the custodians (whom will be responsible for transferring the voting pronouncements to us), pursuant to the terms of the applicable regulation.

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

The Brazilian Corporate Law also provides that a spin-off of a company shall entitle its shareholders to withdraw only if it results in: (i) a change in the corporate purpose, unless the assets spun off are transferred to a company whose principal activity coincides with the business purpose of spun-off company; (ii) a reduction in the mandatory dividend; or (iii) becoming part of a group of companies, as defined in the Brazilian Corporate Law. Besides, in the event of a consolidation or merger of us into another company, or when we become part of a group of companies (as defined in the Brazilian Corporate Law), our shareholders will not be entitled to withdraw from our company if the shares of such companies (a) are liquid, i.e., are listed on the 3 general index or on any other Stock Exchange index, as defined by the CVM, and (b) are widely held, such that our controlling shareholders or other companies under common control hold less than half the shares of the type or class to which the right of withdrawal corresponds. The right of withdrawal must be exercised within 30 days of publication of the minutes of the general meeting resolving on the matter that gave rise to such right. Furthermore, we have the right to reconsider any resolution that has given rise to a right of withdrawal, during the ten days following the end of the period for exercising the right, if we consider that the payment of the price for buying out dissident shareholders would put our financial stability at risk.

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

On December 14, 2015, our shareholders approved the cancellation of 37,757,908 shares held in treasury, representing 18,878,954 common shares and 18,878,954 preferred shares. Such treasury shares corresponded, as of that date, to approximately 53.9% of the totality of the shares then held in treasury. As a result, as of December 31, 2016 (and 2015), we held 51,571,846 (40,435,466) shares in treasury, of which 25,785,923 (20,217,733) were common shares and 25,785,923 (20,217,733) were preferred shares

On September 18, 2017, our shareholders approved the cancellation of 64,551,366 shares held in treasury, representing 32,275,683 common shares and 32,275,683 preferred shares. Such treasury shares corresponded, as of that date, to the totality of the shares then held in treasury.

On November 1, 2017, our board of directors approved the Unit repurchase program to cover the acquisition of up to 38,717,204 Units, representing 38,717,204 common shares and 38,717,204 preferred shares or ADRs by us or our branch in Cayman, corresponding to approximately 1.03% of the totality of our corporate capital. The repurchase program ends on November 5, 2018.

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

We are obliged to send such information to CVM and B3 within ten days following the end of the month in which there is a change in the holding position or the month in which the relevant person is invested in the position (including name of person acquiring the shares, number and characteristics of the securities, form, price and date of acquisition). Upon the issuance of CVM Instruction 568 of September 17, 2015, it also became mandatory to provide the CVM and B3 within the same time period the information related to the securities traded by us, our entities and affiliated companies.

Disclosure of Information about our Shareholders with Relevant Interest

CVM Instruction 358, as amended, sets forth that (i) any direct or indirect controlling shareholders, (ii) any shareholders entitled to elect members of the board of directors and fiscal council, as well as (iii) any person or group of persons acting jointly with the aforementioned persons or representing the same interest, that carries out relevant transactions (that is, transactions whereby the direct or indirect holding of the aforementioned persons surpasses, upwards or downwards the thresholds of 5%, 10%, 15%, and so on successively, of our shares of a certain class and type) must disclose to us information on their trades, which will be forwarded to the CVM.

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

Our investor relations officer is responsible for sending this information to CVM and to B3 as soon as received.

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

CVM Instruction No. 560, of March 27, 2015, as amended, introduced in Brazilian securities regulation the obligation of the representatives of investors residing outside Brazil to inform the CVM of the movements and applications of funds of such investors participating in collective accounts and holders of own accounts represented by them.

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

Historically, the income tax on these gains had to be withheld at source and the tax rate would vary depending on the domicile of the Non-Resident Holder:

•	If the Non-Resident Holder is not located in a Tax Haven, a progressive tax rate will be applied as provided for in Law No. 13,259/16, as follows: (i) at a rate of 15% for the portion of the gain up to R$5 million, (ii) at a rate of 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) at a rate of 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million;

•	If the Non-Resident Holder is located in a Tax Haven, the tax rate will be 25.0%.

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

(iii)       Capital Reduction

In the case of a capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the shares is treated as capital gain derived from a transaction held out of a Brazilian exchange described above in (i) and is therefore currently subject to withholding tax at the following progressive rates: (i) 15% for the portion of the gains up to R$5 million, (ii) 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million for a Non-Resident Holder not located in a Tax Haven or up to 25.0% for a Non-Resident Holder located in a Tax Haven, for the year of 2017.

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

The difference between the acquisition cost and the average price of the units is considered a capital gain currently subject to income tax at the following progressive rates: (i) 15% for the portion of the gains up to R$5 million, (ii) 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million), or 25.0% for Tax Haven residents. If a Non-Resident Holder that is a foreign direct investor under Law 4,131/62 wishes to deposit its units into the ADR program in exchange for ADRs, such Non-Resident Holder will be required to present to the custodian evidence, if applicable, of payment of the income tax assessed on capital gains at the aforementioned progressive rates or, in the case of a Tax Haven resident, 25.0%.

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

Tax on Foreign Exchange Transactions (IOF/Exchange)

The Tax on Foreign Exchange Transactions (“IOF/Exchange”) is due on the conversion of Brazilian or foreign currency, or any document that represents it, into an available equivalent amount. Currently, for most foreign exchange transactions, the IOF/Exchange rate is 0.38%.

However, currently different IOF/Exchange rates apply to foreign exchange transactions carried out in connection with investments made by Non-Resident Holders in the Brazilian financial and capital markets under CMN Resolution 4373. These rates are:

i.	investment in financial and capital markets (Fixed Income), constitution of guaranteed margin, derivatives operations with predetermined yield, including simultaneous transactions: zero (from June 4, 2013);

ii.	investment in variable income securities negotiated on a stock exchange, commodities and futures, acquisition of shares in public offerings or subscription of shares, as long as they belong to publicly-held companies whose shares are subject to trading on the stock exchange: zero;

iii.	investment in private equity funds (FIP), investment funds in emerging companies (FIEE) and investment funds in shares from these funds (FIC-FIP and FIC-FIEE): zero;

iv.	simultaneous foreign exchange transactions resulting from the cancellation of depositary receipts for the acquisition of shares negotiated on the stock exchange: zero;

v.	returns of investments made in the Brazilian capital and financial markets: zero;

vi.	distribution of interest on shareholders’ equity and dividends: zero;

vii.	investment in Brazilian Depositary Receipts: zero; and

viii.	investments in bonds related to infrastructure projects, which comply with the requirements provided for in Article 1 of Law 12,431/2011: zero.

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

The IOF Derivatives Tax was established by Decree 7,563 of September 16, 2011, with the original levy of 1.0% on the notional value of the adjusted purchase sale or maturity of financial derivative contract in the country that individually results in an increased foreign exchange exposure on a short position. However, under Decree 8,027 of June 12, 2013 the tax rate was reduced to zero.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of ADRs or units, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. This summary does not address “Medicare contribution tax” consequences and applies only to U.S. Holders (as defined below) that hold ADRs or units as capital assets for U.S. federal income tax purposes and does not address special classes of holders, such as:

i.	certain financial institutions;

ii.	insurance companies;

iii.	dealers and traders in securities that use a mark-to-market method of tax accounting;

iv.	persons holding ADRs or units as part of a hedge, “straddle,” conversion transaction or integrated transaction;

v.	holders whose “functional currency” is not the U.S. dollar;

vi.	holders liable for the alternative minimum tax;

vii.	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

viii.	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

ix.	holders that own or are deemed to own 10% or more of our shares by vote or value;

x.	persons holding ADRs or units in connection with a trade or business conducted outside the United States; and

xi	persons who acquired ADRs or units pursuant to the exercise of an employee stock option or otherwise as compensation.

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

The Brazilian IOF/Exchange Tax imposed on the purchase of units and the IOF/Bonds Tax on the deposit of units in exchange for ADRs (as discussed above under “—Brazilian Tax Considerations”) will not be treated as creditable foreign tax for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors as to whether those taxes would be deductible for U.S. federal income tax purposes.

The rules governing foreign tax credits are complex and, therefore, U.S. Holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Passive Foreign Investment Company Rules

Based on proposed Treasury Regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, we believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended December 31, 2017. However, because the proposed Treasury Regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25.0% interest), and the nature of our activities.

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

FATCA

The United States has enacted legislation, commonly referred to as “FATCA,” that generally imposes a reporting and withholding regime with respect to certain U.S. source payments (including interest and dividends), and, beginning January 1, 2019, to gross proceeds from the disposition of property that can produce U.S. source interest and dividends and certain payments made by entities that are classified as financial institutions under FATCA. The United States has entered into an intergovernmental agreement regarding the implementation of FATCA with Brazil (the “IGA”). For further information, see “Item 4. Information on the Company—B. Business Overview—Other Applicable Laws and Regulations—FATCA,” above. Under the current terms and conditions of the IGA, we do not expect payments made on or with respect to the ADRs or units to be subject to withholding under FATCA. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the ADRs or units in the future. Prospective investors should consult their own tax advisors regarding the potential application of FATCA.

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

We also file consolidated financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20159-900, Brazil. The CVM maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the CVM. The address of that website is http://www.cvm.gov.br. We also file consolidated financial statements and other periodic information with B3. The address of the B3 website is http://www.bmfbovespa.com.br.

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

Committee	Responsibilities	Members	Meeting Frequency
Executive Risk Committee	• Apply the Group’s risk policies locally in a manner compatible with the objectives of the business areas.	CEO	Weekly
	• Approves the risk appetite that will be proposed to the board of directors of Santander Brasil;	Vice President Executive Officers (Chief Risk Officer; Legal; GCB and Corporate) that are member of the Executive Committee.
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

• Provide to the board of directors and to the executive committee the information and assistance needed in order to execute the tasks in risk management that were assigned to it by applicable law, the by-laws, the board of directors´ rules of procedure and the regulation of the Risk Executive Committee; and
• Approve the creation, modification and termination of other committees or decision bodies, its regulations and delegate to those committees or people authorization in risk management.
Risk Control Committee	• Oversee Risk Identification and Assessment (RIA).	Chief Financial Officer Chief Risk Officer	Biweekly
	• Conduct a full segment and regular follow up of all risks, checking if the risk profile is set in accordance with the risk appetite, the commercial and strategic plan and the budget approved by the board of directors.	Chief IT Officer Executive Superintendents for Risk Architecture and Risk Control Executive Superintendent for T&O Retail.
	• Carry out an independent and periodical control of risk management activities, which include:	Vice President Executive Officer for Finance and Strategy. Chief Compliance Officer
	• Full risk profile view of the different businesses, including among others, benchmarking of the main competitors of the bank and monitoring of key strategic projects.	Chief Internal Audit Chief Data Officer Client Services Quality Officer
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
• Validate the information on risks that must be submitted to the board of directors when so required and without prejudice to the direct access to the person responsible for the risk function (Chief Risk Officer) to the board.
• Supervise measures taken regarding risks to comply with the recommendations and directions issued by the supervisory authorities in the exercise of its function and Santander Brasil’s audit.
• Provide the board of directors, through the board risk committee, and the executive committee the information and assistance needed regarding risks for the fulfillment of its functions in risk management matters assigned to it by law, the board of directors´ rules of procedure and the regulation of the Risk Control Committee – RCC.

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

Wholesale Lending

With respect to our wholesale customers, the approval process is determined for each customer, taking into account the customer’s financial condition as well as other relevant information pertaining to the customer. All credit requests by our wholesale customers must be approved by the competent credit committees.

Authorization Required	Limit
Territorial Committee	Up to R$60 million
Superior and High Risk Committee	Up to R$150 million
Wholesale Committee	Up to R$300 million
Executive Risk Committee	Up to R$600 million

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

Credit lines to wholesale customers and related credit quality are reviewed on an annual basis. There is a monitoring procedure and, for any specific concern in regard to the credit quality of a certain customer, we use a system of customer monitoring known as SCAN (Santander Costumer Assessment Note), with possible actions to be taken under the following categories: “monitoring,” “intensive monitoring,” “proactive monitoring” or “block and exit.” A customer subject to action under one of these categories will be reviewed on a quarterly or a semi-annual basis, depending on the situation.

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

Assets and Liabilities Committee

Our asset and liability management strategy is defined by our assets and liabilities committee, which operates under the strict guidelines and procedures established by the Santander Group. Members of the committee include our Chief Executive Officer, Chief Risk Officer, Chief Executive Officer, Vice President Executive Officer for Finance and Strategy Executive Superintendent of Financial Management and the Chief Economist. The assets and liabilities committee establishes strategies, policies and procedures with the objective of managing our balance sheet and risk structure.

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

Volatility risk

Volatility risk is the sensitivity of the value of a portfolio to changes in the volatility of a number of risk factors, including volatility of interest rates, exchange rates, share prices and commodity prices. This risk is applicable to financial instruments which have volatility as a variable in their valuation model.

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

Derivatives used in Managing Market Risks

We use derivatives both in trading and non-trading activities to manage market risks. Trading derivatives are used to eliminate, reduce or modify risk in trading portfolios (interest rate, foreign exchange and equity price risk), and to provide financial services to customers. Our principal counterparties (in addition to customers) for this activity are financial institutions and the B3. Our principal derivative instruments include interest rate swaps, interest rate futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, cross currency swaps, equity index futures and equity options and interest rate options. With respect to non-trading activity, derivatives are used in order to manage interest rate risks and foreign exchange risks arising from asset and liability management activity. We also use interest rate and foreign exchange linear derivatives in non-trading activity. We have no credit derivatives in Brazil, as there is no market for credit derivatives in Brazil.

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

The market risk limits used by us are established along different metrics intended to cover all activity subject to market risk from many perspectives, applying criteria we believe to be conservative. The principal limits include:

Trading limits

VaR limits;

i.	limits of equivalent positions and/or nominal;

ii.	sensitivity limits to interest rates;

iii.	vega limits;

iv.	risk limits of delivery by short positions in securities (fixed income and equities); and

v.	limits aimed at reducing the volume of effective losses or protecting results already generated during the period:

•	loss trigger; and

•	stop loss.

Structural limits

i.	structural interest rate risk of the balance sheet:

•	sensitivity limit of net interest margin (“NIM”) over a one year horizon; and

•	sensitivity limit of market value of equity (“MVE”);

ii.	structural exchange rate risk comprised of the net position in each currency; and

iii.	liquidity risk: limits defined based on several stress scenarios.

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

Trading Activity

•	VaR: as calculated by us, our internal VaR model is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence level, subject to certain assumptions and limitations discussed below. Our standard methodology is based on historical simulation of 520 days and is calculated using the VaR methodology “full revaluation.” In order to capture recent market volatility in the model, the reported VaR is the higher between the 1% percentile and the 1% weighted percentile of the simulated PnL distribution. The first VaR figure gives the same weight to all observed values, and the second one applies an exponential declining factor to give a higher weight for the most recent observations. This methodology makes our VaR numbers react very quickly to changes in current volatility, significantly reducing the likelihood of back testing exceptions. We use VaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels.

1.	Assumptions and limitations: our VaR methodology should be interpreted in light of the limitations that (i) a one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day and (ii) at present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.

2.	Calibration measures: in order to calibrate our VaR model, we use back testing, which is a comparative analysis between VaR estimates and the daily clean Profit and Loss (theoretical result generated assuming the mark-to-market daily variation of the portfolio considering only the movement of the market variables). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.

•	Stressed VaR: our stressed VaR model uses the same calculation methodology as VaR with the following two exceptions: (i) the stressed VaR uses a window of 250 days, instead of 520 days for the VaR; (ii) unlike when calculating the VaR the higher of the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, only the uniformly weighted percentile is used. All the other aspects regarding the methodology and the inputs for calculating the stressed VaR are the same as those for the VaR. To determine the period of observation the methodology area has analyzed the history of the main market risk factors, which were chosen on the basis of expert criteria, and taking into account the most significant positions of our portfolio.

•	Stress Test: this is a simulation technique, which consists of estimating the potential impact on results by applying different stress scenarios to all the trading portfolios and considering the same assumptions according to the relevant risk factor. These scenarios can replicate events that happened in the past (such as crisis events) or hypothetical scenarios that do not correspond to past events. These results are analyzed at least monthly and, along with the VaR provide a fuller spectrum of the risk profile.

•	Sensitivities: our market risk sensitivity measures are those that gauge the change (or sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors may be obtained through analytical approximations by partial derivatives or through a full revaluation of the portfolio.

Non-trading Activities

•	Interest rate gap of assets and liabilities: interest rate gap analysis focuses on lags or mismatches between changes in the value of assets, liabilities and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of eventual interest rate movements on NIM or equity. All on- and off-balance sheet items must be broken down by their flows and analyzed in terms of re-pricing and maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates are made of their duration and sensitivity.

•	NIM sensitivity: The NIM sensitivity measures the change in the short- and medium-term in the accruals expected over a 12-month horizon, in response to a shift in the yield curve. The yield curve is calculated by simulating the NIM, both for a scenario of a shift in the yield curve, as well as for the current scenario. The sensitivity is the difference between the calculation of the two margins.

•	MVE sensitivity: Net worth sensitivity measures the interest risk implicit in net worth (equity) over the entire life of the operation on the basis of the effect that a change in interest rates has on the current values of financial assets and liabilities. This is an additional measure to the sensitivity of the NIM.

•	Value at risk: The VaR for balance sheet activity and investment portfolios is calculated with the same standard as for trading and historical simulation, with a confidence level of 99.0% and a time frame of twenty-one days.

•	Analysis of scenarios of stress test: We apply three scenarios for the performance of interest rates: six standard deviations up and six standard deviations down of risk factors and one abrupt scenario in which risk factors are increased by 50.0% up and down from current levels. These scenarios are applied to the balance sheet, obtaining the impact on net worth, as well as the projections of net interest revenue for the year.

•	Liquidity risk: Liquidity risk is associated with our capacity to finance our commitments at reasonable market prices, as well as to carry out our business plans with stable sources of funding. We permanently monitor maximum gap profiles. The measures used to control liquidity risk are the liquidity gap, stress scenarios and contingency plans.

•	Liquidity gap: The liquidity gap provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which we operate. The gap measures the net need or excess of funds at a particular date and reflects the level of liquidity maintained under normal market conditions.

•	Analysis of scenarios/contingency plan: The contingency plan includes the local and external activities and consists of a formal set of preventive and corrective actions taken in times of liquidity crises. Using analysis of historical scenarios and simulations of impacts on bank liquidity we define action plans and contingencies to establish roles and responsibilities and levels to trigger the contingency plan. Each unit should prepare its contingency plan. Additionally, Santander Spain must be periodically informed about the contingency plan of each subsidiary. The frequency with which this plan must be updated depends on market liquidity conditions.

Quantitative Analysis

Trading Activity

Quantitative Analysis of Daily VaR in 2017

Our risk performance with regard to trading activity in financial markets between 2015 and 2017, measured by daily VaR (measured at a 99% of confidence level, over a one day time frame), is shown in the following graph.

During 2017, VaR was highly volatile, fluctuating between R$25.0 million and R$267.3 million. The 2017 average VaR was R$72.8 million, reaching peak levels in mid-May due to disclosure in the press regarding certain alleged corruption at a major Brazilian meat producing corporation, and in August and September due to increase of interest rates as a result of expected improvements in Brazil’s fiscal outlook. The histogram below shows the distribution of average risk in terms of VaR in 2017 where the accumulation of days with VaR levels between R$50 million and R$80 million can be observed in 56.6% of the distribution.

VaR by Risk Factor

The minimum, maximum, average and year-end 2017 VaR values by risk factor were as follows:

	2016	2017
	Period End	Low	Average	High	Period End
	(in millions of R$)
Trading VaR	37.7	25.0	72.8	267.3	28.0
Diversification Effect	(10.0)	3.8	(11.5)	(129.4)	(10.7)
Interest Rate VaR	34.7	20.8	52.5	297.1	23.1
Equity VaR	2.7	1.6	11.8	24.3	8.1
Foreign Exchange VaR	10.3	2.5	19.9	51.3	7.5

The average VaR for 2017 was R$72.8 million, with most of the risk due to interest rate positions. Santander Brasil was relatively conservative in equity trading activity.

The average VaR of the three main risk factors, interest rates, equity prices and exchange rates, were R$52.5 million, R$11.8 million and R$19.9 million, respectively, with a negative average diversification effect of R$11.5 million. The chart below shows the evolution of the risk groups VaR interest rates (IR), VaR exchange rates (FX) and VaR equity prices (EQ) (at a 99% confidence level, over a day time frame and a 15 day moving average).

Risk Management of Structured Derivatives

Our structured derivatives activity is mainly focused on designing investment products and managing hedging risks for clients. Our risk management is focused on ensuring that the net risk exposure is the lowest possible. These transactions include options on equities, currencies, fixed-income instruments and mostly market making books.

The chart below shows the VaR Vega performance of our structured derivatives business in 2015, 2016 and 2017, which fluctuated around an average of R$2.84 million. In general, the periods with higher VaR Vega levels are related to episodes of significant increases in market volatility.

Scenario analysis

Different stress test scenarios were analyzed during 2017. A correlation break scenario generated the results presented below.

Worst Case Scenario

The table below shows the maximum daily losses for each risk factor (fixed-income, equities and currencies) as of December 31, 2017, in a scenario that uses historical volatilities and simulates variations of the risk factors for +/-3 and +/-6 standard deviations on a daily basis. From this group of scenarios, we generate a table of stress test results, which identifies the largest loss per risk factor. The sum of the largest losses of each risk factor is the result of the Worst Case Scenario, which considers the break of correlation between risk factors.

Worst Case Stress Test	Exchange Rate	Fixed Income	Equity	Total
	(in millions of R$)
Total trading	(22.2)	(73.3)	(21.3)	(166.8)

The stress test shows that the economic loss suffered by the group in the marked-to-market result would be, if this scenario materialized in the market, R$116.8 million.

Non-trading Activity

Quantitative Analysis of Interest Rate Risk in 2017

Convertible Currencies

At the end of 2017, the sensitivity of NIM at one year, to a parallel rise of 100 basis points in the local yield curve was R$378 million.

In addition, at the end of 2017, the sensitivity of net worth to parallel rises of 100 basis points in the yield curves was R$2,066 million in the local currency yield curve.

Structural Gap

The following table shows the managerial gaps between the re-pricing dates of our assets and liabilities as of December 31, 2017 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
	(in millions of R$)
Structural Gap
Money Market	264,101	74,447	1,043	1,248	15,761	26,403	16,259	35,028	93,911
Loans	259,116	63,587	32,065	34,085	31,435	43,712	16,192	21,922	16,119
Permanent	15,089	—	—	—	—	—	—	—	15,089
Other	145,404	38,842	44	13	7	—	—	—	106,498
Total Assets	683,710	176,876	33,152	35,346	47,203	70,115	32,451	56,951	231,616
Money Market	(113,954)	(72,220)	(2,719)	(1,531)	(2,701)	(14,660)	(5,557)	(5,428)	(9,138)
Deposits	(342,410)	(170,410)	(7,585)	(3,092)	(6,756)	(15,732)	(9,346)	(24,221)	(105,267)
Equity and Other	(227,346)	(47,296)	(16,283)	(8,194)	(19,555)	(16,365)	—	(2,778)	(116,874)
Total Liabilities	(683,710)	(289,927)	(26,587)	(12,816)	(29,013)	(46,757)	(14,903)	(32,427)	(231,280)
– Balance Gap	—	(113,051)	6,565	22,529	18,190	23,358	17,548	24,524	336
Off-Balance Gap	31,757	36,101	(13,530)	172	(1,234)	(16,785)	2,372	(5,425)	(33,428)
Total Structural Gap	31,757	(76,950)	(6,965)	22,701	16,957	6,573	19,920	19,099	(33,092)
Accumulated Gap	31,757	(45,193)	(52,158)	(29,457)	(12,500)	(5,927)	13,993	33,092	—

The interest rate risk of our balance sheet management portfolios, measured by the sensitivity of the net margin to a parallel movement of 100 basis points, decreased R$7 million during 2017, reaching a maximum of R$458 million in June. The sensitivity of the market value increased R$3 million during 2017, reaching a maximum of R$2,177 million in September. The main factors in 2017 that influenced sensitivity were the volatility of the yield curve, the portfolio decay, the methodologies in the cash flows and the effect of liquidity.

The following chart shows our NIM and MVE sensitivity during each month in 2017.

Interest Rate Risk Profile as of December 31, 2017

The currency gap tables below show the managerial distribution of risk by maturity and currency in Brazil as of December 31, 2017 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Gaps in local currency
Money Market	231,362	62,273	412	675	15,310	24,837	14,379	27,332	86,143
Loans	229,686	58,044	24,400	24,539	28,706	42,389	15,384	21,286	14,939
Permanent	15,089	—	—	—	—	—	—	—	15,089
Others	87,816	29,000	—	—	—	—	—	—	58,816
Total Assets	563,953	149,318	24,812	25,213	44,016	67,226	29,763	48,618	174,987
Money Market	(103,906)	(72,078)	(2,174)	(1,365)	(1,852)	-6,749	(5,501)	(5,048)	(9,138)
Deposits	(331,212)	(168,118)	(4,200)	(2,680)	(6,080)	(15,514)	(9,346)	(22,589)	(102,686)
Equity and Other	(137,310)	(26,658)	(7,277)	(5,058)	(10,103)	(15,124)	—	(2,778)	(70,312)
Total Liabilities	(572,428)	(266,854	(13,651)	(9,103)	(18,035)	(37,388)	(14,847)	(30,415)	(182,136)
Off-Balance Gap	49,484	47,605	14,275	(591)	(1,154)	(15,185)	1,158	95,407	(53,933)
Gap	41,008	(69,931)	25,437	15,520	24,828	14,653	16,073	12,796	(61,083)

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Gaps in foreign currency
Money Market	32,739	12,174	630	574	451	1,566	1,880	7,696	7,768
Loans	29,430	5,543	7,665	9,546	2,729	1,323	808	637	1,179
Permanent	—	—	—	—	—	—	—	—	-
Others	57,588	9,842	44	13	7	—	—	—	47,682
Total Assets	119,757	27,559	8,340	10,133	3,187	2,889	2,688	8,333	56,629
Money Market	(10,048)	(143)	(545)	(165)	(849)	(7,910)	(56)	(380)	—
Deposits	(11,198)	(2,292)	(3,386)	(412)	(676)	(218)	—	(1,632)	(2,581)
Equity and Other	(90,036)	(20,638)	(9,006)	(3,136)	(9,452)	(1,240)	—	—	(46,562)
Total Liabilities	(111,282)	(23,073)	(12,937)	(3,714)	(10,978)	(9,369)	(56)	(2,012)	(49,144)
Off-Balance Gap	(17,727)	(11,505)	(27,805)	762	(80)	(1,600)	1,215	(18)	20,505
Gap	(9,252)	(7,019)	(32,402)	7,181	(7,871)	(8,080)	3,847	6,303	27,991

Market Risk: VaR Consolidated Analysis

Our total daily VaR as of December 31, 2016 and December 31, 2017, broken down by trading and structural (non-trading) portfolios, is set forth below. Our VaR data for trading and non-trading portfolios were summed and thus do not reflect the diversification effect.

	2017				2016
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading	25.0	72.8	267.3	28.0	37.7
Non-trading	1,137.8	2,293.8	3,039.2	1380.1	3,330.2
Diversification effect	—	—	—	—	—
Total	1,162.8	2,366.6	3,306.5	1,408.1	3,367.9

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect. During 2017, the horizon of the VaR metric for the non-trading portfolio was changed from 1 to 21 business days.

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk were as set forth below:

Interest Rate Risk

	2017				2016
	Low	Average	High	Period End	Period End
	(in millions of R$)
Interest rate risk
Trading	20.8	52.5	297.1	23.1	34.7
Non-trading	1,137.8	2,293.8	3,039.2	1,380.1	3,330.2
Diversification effect	—	—	—	—	—
Total	1,158.6	2,346.3	3,336.3	1,403.2	3,364.9

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect. During the year of 2017, the horizon of the VaR metric for the non-trading portfolio was changed from 1 to 21 business days.

Foreign Exchange Rate Risk

	2017				2016
	Low	Average	High	Period End	Period End
	(in millions of R$)
Exchange rate risk
Trading	2.5	19.9	51.3	7.5	10.3
Non–trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	—	—	—	—	—
Total	2.5	19.9	51.3	7.5	10.3

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Equity Price Risk

	2017				2016
	Low	Average	High	Period End	Period End
	(in millions of R$)
Equity price risk
Trading	1.6	11.8	24.3	8.1	2.7
Non–trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	—	—	—	—	—
Total	1.6	11.8	24.3	8.1	2.7

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates by activity were as set forth below:

	2017				2016
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading
Interest rate risk	20.8	52.5	297.1	23.1	34.7
Exchange rate risk	2.5	19.9	51.3	7.5	10.3
Equity	1.6	11.8	24.3	8.1	2.7
Total Trading	25.0	72.8	267.3	28.0	37.7
Non-trading
Interest rate	1,137.8	2,293.8	3,039.2	1,380.1	3,330.2
Exchange rate	N.A.	N.A.	N.A.	N.A.	N.A.
Equity	N.A.	N.A.	N.A.	N.A.	N.A.
Total Non-Trading	1,137.8	2,293.8	3,039.2	1,380.1	3,330.2
Total (Trading + Non-Trading)	1,162.8	2,366.6	3,306.5	1,408.1	3,367.9
Interest rate	1,158.6	2,346.3	3,336.3	1,403.2	3,364.9
Exchange rate	2.5	19.9	51.3	7.5	10.3
Equity	1.6	11.8	24.3	8.1	2.7

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect. During the year of 2017, the horizon of the VaR metric for the non-trading portfolio was changed from 1 to 21 business days.

Operational Risk

We adopted the definition of the Basel Committee and Brazilian Central Bank for operational risk as the possibility of losses resulting from inadequate processes, people and systems failures or even from external events such as natural disasters, terrorism, robbery and vandalism. This definition includes the legal risk associated with the inadequacy or deficiency in executed agreements, as well as penalties for noncompliance with legal provisions and damages for third parties resulting from our activities. Operational risk losses may result in financial losses, adversely affect the continuity of our business and also negatively affect the public’s image of us.

To accomplish our operational risk objectives, we have established an operational risk model based on three lines of defense, with the objective of continuously improving and developing our management and control of operational risks. The three lines of defense are as follows:

•	First line of defense: all business and support areas within Santander Brasil are responsible for identifying, managing, mitigating and reporting operational risk to its activities;

•	Second line of defense: the control of operational risks and control of technological and cybernetic risk units is responsible for monitoring and ensuring sound operational and control of technological risk management practices throughout the organization. It is also responsible for implementing and disseminating our operational risk culture, defining methodologies, policies, tools, training and applicable procedures and requirements for the effective management of operational risk and of ensuring there is adequate business contingency planning in place throughout the organization;

•	Third line of defense: the internal audit department is responsible for undertaking independent reviews of the risk management undertaken by the first and second lines of defense and for promoting continuous improvements in both of these lines of defense.

The objectives of our operational risk management model are:

•	to disseminate a culture of operational risk management and control, to foster the prevention of risk events and operational risks losses and to mitigate their financial, legal and reputational impacts;

•	to provide support to decision-makers within Santander Brasil;

•	to ensure the business continuity in a sustainable manner and to improve internal controls; and

•	to maintain control of our operational risk in a manner which is consistent with our business strategy.

The following bodies are involved in the implementation of our risk management model in order to ensure we have a structured process of operational risk management and decision making:

•	Risk Control Committee (Comitê de Controle de Riscos): A committee which aims to perform a holistic and periodic monitoring of the risks to which we are exposed and to exercise independent control on the risk management activities;

•	Operational Risk Operational Committee (Comitê Operacional de Riscos Operacionais): A committee which aims to ensure and to foster the adequate monitoring, control and mitigation of operational risks; and

•	Operational Risk Forum (Fórum de Riscos Operacionais): An independent forum, responsible for implementing and disseminating cultural norms, methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk.

Our risk management model assists managers in achieving their strategic objectives by contributing to the decision-making process and by reducing operational risk losses. It is based on best market practice and is compliant with the applicable regulatory requirements.

Social and Environmental Risk

We have a social and environmental risk management system for analyzing clients in the wholesale segment. Under this system, clients who are part of one of our 14 sectors of special social and environmental attention and have credit limits and/or risk greater than R$1.0 million are screened for environmental and social concerns. These aspects include contaminated land, illegal deforestation, labor violations and other major environmental and social issues where there are potential legal penalties and reputational risk. In 2017, we screened 2051 wholesale corporate clients, including about 89 major new projects, both Equator Principles and non-Equator Principles, for these types of risks. A specialized team with backgrounds in biology, health and safety engineering, chemical engineering and geology monitors our customers’ environmental practices and point out to our financial analysts unfavorable environmental conditions that may cause damage to our customers’ financial condition and collateral, among other effects. Furthermore, wholesale segment clients, when starting their commercial relationship with us, are screened for environmental and social concerns by the new clients’ acceptance area. The social and environmental risk unit uses software that optimizes, organizes and standardizes the analysis process, leading to more precise monitoring of clients. We constantly train our credit and commercial areas about how to apply environmental and social risk standards in the credit approval process for companies.

Cyber Security Risk

We have put in place extensive security measures to mitigate the risk of cyber-security threats affecting our technology platforms and our business. We have taken into consideration the best practices set forth in the ISO-27002 security standard to assist us in formulating such security measures. The security measures, which we currently have in place include, but are not limited to access and privilege management, separation of test and production environments, network security analysis, incident management, baseline configuration of hardware and software, activity log correlation, malware prevention and remediation, and security analysis of third-party operations. We employ a range of security processes and solutions to enact such security measures, including regular compliance checks and maintaining continuous monitoring of network activity by our Security Operations Center. We also perform periodic reviews of cyber-security threats and related controls, including periodic penetration tests performed by independent third parties. In addition, we are constantly investing in technology and security solutions, as well as conducting user training and awareness efforts. Furthermore, we cooperate and exchange information and experience relating to cyber-security with local and international security communities, such as local telecommunications companies and other financial institutions, and in our capacity as a member of the Financial Services—Information Sharing and Analysis Center community.

In 2017, we set up our cyber security department, which is responsible for all matters relating to cyber security within Santander Brasil. This new structure aims to segregate the functions of the information security group and the cyber security group, thereby enabling each to focus on its designated activities and strategies.

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

Direct and Indirect Payments

BNYM has agreed to reimburse us for certain expenses related to the establishment and maintenance of the ADR program including, among others, expenses incurred in connection with investor relations activities and any other ADR program expenses. Under certain circumstances, including the removal of BNYM as depositary, we are required to repay to BNYM amounts reimbursed in prior periods. For the year ended December 31, 2017, such reimbursements amounted to U.S.$5.7 million.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No matters to report.

ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

As of December 31, 2017, under the supervision and with the participation of our management, including our chief executive officer, chief financial officer and chief accounting officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

In addition to this and in accordance with the applicable legal requirements (Resolutions 2,554/98 and Circular 3,467/09), we produced and issued an internal report on March 19, 2018, according to the Brazilian Central Bank’s requirements regarding the effectiveness of the internal control environment.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the framework set by the COSO Integrated Framework 2013.

Based on this assessment, which was carried out through April 9, 2018, our management concluded that, as of December 31, 2017, its internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2017, has been audited by an independent registered public accounting firm which has issued a report on the effectiveness of our Internal Control over financial reporting as of December 31, 2017, for which see “Item 15C. Audit Report of the Registered Public Accounting Firm.”

15C. Audit Report of the Registered Public Accounting Firm

For the report of PwC, our registered public accounting firm, dated April 9, 2018, on the effectiveness of our internal control over financial reporting as of December 31, 2017, see “Item 18. Financial Statements.”

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

The Code of Ethical Conduct, the central element of the Governance Compliance, is applicable to the members of the boards of directors, executive officers and to all employees and trainees (“Persons Subject to the Code of Ethical Conduct”) of Santander Brasil and its subsidiaries. It defines the principles that should guide both the personal and professional behavior of the Persons Subject to the Code of Ethical Conduct. They must know the Code of Ethical Conduct and seek to broaden it, by championing and striving for its enforcement. To that effect,

Persons Subject to the Code of Ethical Conduct have the obligation to attend and participate in all training activities to which they are summoned in order to become appropriately acquainted with the Code of Ethical Conduct. The Persons Subject to the Code of Ethical Conduct should be guided by ethical principles and rules of conduct that are consistent with the companies’ values.

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

The full version of the Santander Code of Ethical Conduct, which does not form part of this annual report on Form 20-F, is available on our website at www.santander.com.br/ri.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The balance of “Other general administrative expenses—Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I of the consolidated financial statements included elsewhere in this annual report) to (1) PwC for the fiscal years ended December 31, 2017 and December 31, 2016 and (2) to Deloitte for the fiscal year ended December 31, 2015, as follows:

	For the year ended December 31,
	2017	2016	2015
	(in R$ millions)
Audit of the annual financial statements of the companies audited (constant scope of consolidation)(1)	17.5	9.2	12.0
Audit related	3.9	0.1	1.5
Tax	—	—	–
All other	1.3	0.7	1.7
Total	22.7	10.0	15.2

(1)	On March 18, 2016, Santander Brasil engaged PwC to act to replace Deloitte as the auditor of the Santander Brasil group from January 1, 2016.

The approximate value of withholding taxes in respect of the audit fees for the year ended December 31, 2017 according to applicable law totaled R$3.7 million.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table reflects purchases of our equity securities, including in the form of ADRs, by us or our affiliates in 2017.

Santander Brasil – Buyback Program Units

Months	Total Number of Units Purchased (3)	Average Price Paid per Unit in U.S.$ (4)	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs (1) (5)	Maximum Number of Units that May Yet Be Purchased Under the Plans or Programs (2)
November 2016	678,400	25.695921	678,400
December 2016	911,400	26.262221	911,400
January 2017	0	0	0
February 2017	40,000	32.290000	40,000
March 2017	30,716	16.448717	30,716
April 2017	0	0	0
May 2017	5,807,100	26.685148	5,807,100
June 2017	3,065,400	25.030526	3,065,400
July 2017	0	0	0
August 2017	1,042,900	27.43204097	1,042,900
September 2017	2,783,800	28.614697	2,783,800
October 2017	552,300	29.810967	552,300
Total	14,912,016		14,912,016	39,391,314

(1)	The buyback program, as approved by our board of directors on November 3, 2015, for the period from November 4, 2015 to November 3, 2016. A new buyback program was approved by our board of directors on November 3, 2016 for the period from November 4, 2016 to November 3, 2017.

(2)	The number entered in the “Total” row of the column “Maximum Number (or Approximate Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs” refers to the number of Units which may be repurchased in the period from November 2015 to November 2016 as approved by our board of directors. The number of Units that may be repurchased for the period from November 4, 2016 to November 3, 2017 as approved by our board of directors is 38,402,972.

(3)	The “Total Number of Units Purchased” 2,305,800 in November 2017 and 1,283,600 in December 2017.

(4)	The “Average Price Paid per Unit in U.S.$” was 29.72024040 in November 2017 and U.S.$31.109793 in December 2017.

(5)	The “Total Number of Units Purchased as Part of Publicly Announced Plans or Programs” was 2,305,800 in November 2017 and 1,283,600 in December 2017.

(6)	The repurchase plans define an annual maximum of Units to be repurchased but without a monthly limit.

Santander Brasil – Buyback Program ADRs

Months	Total Number of ADRs Purchased(3)	Average Price Paid per ADR in U.S.$(4)	Total Number of ADRs Purchased as Part of Publicly Announced Plans or Programs (1)(5)	Maximum Number of ADRs that May Yet Be Purchased Under the Plans or Programs (2)
November 2016	—	—	—	—
December 2016	—	—	—	—
January 2017	—	—	—	—
February 2017	—	—	—	—
March 2017	—	—	—	—
April 2017	—	—	—	—
May 2017	—	—	—	—
June 2017	—	—	—	—
July 2017	—	—	—	—
August 2017	—	—	—	—
September 2017	—	—	—	—
October 2017	—	—	—	—
Total	—	—	—	39,391,314

(1)	The buyback program, as approved by our board of directors on November 3, 2015, for the period from November 4, 2015 to November 3, 2016. A new buyback program was approved by our board of directors on November 3, 2016 for the period from November 4, 2016 to November 3, 2017.

(2)	The number entered in the “Total” row of the column “Maximum Number (or Approximate Dollar Value) of ADRs that May Yet Be Purchased Under the Plans or Programs” refers to the number of ADRs which may be repurchased for the period from November 2015 to November 2016 as approved by our board of directors. The number of ADRs that may be repurchased for the period from November 4, 2016 to November 3, 2017 as approved by our board of directors is 38,402,972.

(3)	The “Total Number of ADRs Purchased” was zero in each of November 2017 and December 2017.

(4)	The “Average Price Paid per ADRs in U.S.$” was zero in each of November 2017 and December 2017.

(5)	The “Total Number of ADRs Purchased as Part of Publicly Announced Plans or Programs” was zero in November 2017 and December 2017.

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

As a result of the precedence given to local legal requirements in the framework itself and in our adopting resolutions, we do not expect that the adoption of the corporate governance framework will affect our ability to comply with applicable corporate governance regulations, including the rules of the Brazilian Central Bank, CVM and B3, and SEC and NYSE rules applicable to foreign private issuers.

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

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management members. Our Chief Executive Officer, Mr. Sergio Agapito Lires Rial, and the Senior Vice President Executive Officer, Mr. José de Paiva Ferreira are members of our board of directors. There is no requirement that our non-management directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.

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

In January 2016, our board of directors approved the terms for the establishment of our Nomination and Governance Committee. The Nomination and Governance Committee oversees corporate governance and compliance at Santander Brasil.

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. We adopted a Code of Ethical Conduct on February 27, 2009, last revised on September 28, 2016, which regulates the set of ethical principles that shall guide the conduct of our employees, officers and directors of Santander Brasil, as well as of its affiliates. Our Code of Ethical Conduct complies with the requirements of the Sarbanes-Oxley Act and the NYSE rules.

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

Other Corporate Frameworks

On the recommendation of our controlling shareholder, our board of directors analyzed and approved the adoption of a series of corporate frameworks which aim to foster the adoption of best practices applicable to matters such as: (i) internal audit; (ii) accounting and disclosure of financial information; (iii) risk control; (iv) communication and branding; (v) human resources; (vi) information technology; and (vii) money laundering protection. Currently, we have a total of sixteen frameworks (Marcos Corporativos) in force. Once these frameworks are adopted by us, we believe they will continue to enhance the formalization of our governance and internal controls structures.

Website

Our corporate governance codes, which do not form part of this annual report, are available to the public on our website in Portuguese and English at www.santander.com.br under the heading “Investor Relations—Corporate Governance.” The information contained on our website, any website mentioned in this annual report, or any website directly or indirectly linked to these websites, is not part of and is not incorporated by reference in, this annual report.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Consolidated Financial Statements are filed as part of this annual report, see pages F-1 to F-135.

ITEM 19. EXHIBITS

(a)       Index to Consolidated Financial Statements

(b)       List of Exhibits.

We are filing the following documents as part of this annual report on Form 20-F:

Exhibit Number	Description
1.1	English translation of the By-laws of Santander Brasil, amended and restated on September 18, 2017 (incorporated by reference to our Form 6-K (file no. 001-34476) filed with the SEC on September 18, 2017).
2.1	Form of Deposit Agreement among Santander Brasil, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 1 to our Registration Statement on Form F-6 (file no. 333-207353) filed with the SEC on October 9, 2015).
2.2	Subordinated Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 2.3 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
2.3	First Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
2.4	Second Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to Exhibit 2.5 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
4.1	Option Plan to Purchase Share deposit Certificate of Santander Brasil (incorporated by reference to Attachment I to our Form 6-K/A filed with the SEC on January 6, 2010).
4.2	Long-term Incentive Plan – Investment in Deposit Share Certificate (“Units”) of Santander Brasil (incorporated by reference to Exhibit III to our Form 6-K (file no. 001-34476) filed with the SEC on September 27, 2011).

4.3	Deferred Bonus Plans related to 2011 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 9, 2012).
4.4	Deferred Bonus Plans related to 2012 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 15, 2013).
4.5	Long-term Incentive Plan – Investment in Deposit Share Certificates (“Units”) of Santander Brasil (incorporated by reference to Exhibit V to our Form 6-K (file no. 001-34476) filed with the SEC on April 4, 2013).
4.6	Deferred Bonus Plans related to 2013 (incorporated by reference to Exhibit II to our Form 6-K (file no. 001-34476) filed with the SEC on May 1, 2013).
4.7	Deferred Bonus Plans related to 2014 (incorporated by reference to Exhibit V to our Form 6-K (file no. 001-34476) filed with the SEC on April 1, 2015).
4.8	Deferred Bonus Plans related to 2015 (incorporated by reference to Exhibit II to our Form 6-K/A (file no. 001-34476) filed with the SEC on December 3, 2015).
8.1	List of Subsidiaries (incorporated by reference to Note 3 to our Consolidated Financial Statements filed with this Form 20-F).
11.1	English translation of the Code of Ethical Conduct of Santander Brasil (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on March 28, 2017).
12.1	Section 302 Certification by the principal executive officer.
12.2	Section 302 Certification by the principal financial officer.
13.1	Section 906 Certification by the Chief Executive Officer.
13.2	Section 906 Certification by the Chief Financial Officer.
15.1	Consent Letter of PwC
15.2	Consent Letter of Deloitte

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER (Brasil) S.A.

By:	/s/ Sergio Agapito Lires Rial
Name: Sergio Agapito Lires Rial
Title: Chief Executive Officer

Date: April 9, 2018

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements
Note	1 Introduction, basis of presentation of the consolidated financial statements and other information	F-11
Note	2 Accounting policies and method of measurement	F-16
Note	3 Basis of consolidation	F-32
Note	4 Change in the scope of consolidation	F-35
Note	5 Cash and balances with the Brazilian Central Bank	F-36
Note	6 Loans and amounts due from credit institutions	F-36
Note	7 Debt instruments	F-37
Note	8 Equity instruments	F-38
Note	9 Derivative financial instruments and Short positions	F-38
Note	10 Loans and advances to customers	F-46
Note	11 Non-current assets held for sale	F-50
Note	12 Investments in associates and joint ventures	F-50
Note	13 Tangible assets	F-54
Note	14 Intangible assets - Goodwill	F-56
Note	15 Intangible assets - Other intangible assets	F-57
Note	16 Other assets	F-58
Note	17 Deposits from the Brazilian Central Bank and Deposits from credit institutions	F-58
Note	18 Customer deposits	F-59
Note	19 Marketable debt securities	F-59
Note	20 Subordinated liabilities	F-61
Note	21 Debt Instruments Eligible to Compose Capital	F-61
Note	22 Other financial liabilities	F-62
Note	23 Provisions for pensions and similar obligations	F-62
Note	24 Provisions for judicial and administrative proceedings, commitments and other provisions	F-68
Note	25 Tax assets and liabilities	F-73
Note	26 Other liabilities	F-76
Note	27 Other Comprehensive Income	F-76
Note	28 Non-controlling interests	F-78
Note	29 Shareholders’ equity	F-79
Note	30 Earnings per share	F-80
Note	31 Fair value of financial assets and liabilities	F-80
Note	32 Operational Ratios	F-86
Note	33 Interest and similar income	F-88
Note	34 Interest expense and similar charges	F-88
Note	35 Income from equity instruments	F-89
Note	36 Fee and commission income	F-89
Note	37 Fee and commission expense	F-90
Note	38 Gains (losses) on financial assets and liabilities (net)	F-90
Note	39 Exchange differences (net)	F-90
Note	40 Other operating expense (net)	F-90
Note	41 Personnel expenses	F-91
Note	42 Other administrative expenses	F-95
Note	43 Gains (losses) on disposal of assets not classified as non-current assets held for sale	F-95
Note	44 Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations	F-95
Note	45 Other disclosures	F-96
Note	46 Business segment reporting	F-99
Note	47 Related party transactions	F-101
Note	48 Risk management	F-110
APPENDIX I RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME - BRGAAP vs IFRS		F-132
APPENDIX II STATEMENTS OF VALUE ADDED		F-135

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Banco Santander (Brasil) S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Banco Santander (Brasil) S.A. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated income statement, statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for each of the two years in the period then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in accompanying Management´s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005

T: (11) 3674-2000, www.pwc.com/br

Supplemental Information

The reconciliation of shareholders' equity and net income – BRGAAP vs IFRS as of and for the years ended December 31, 2017 and 2016 and the statements of value added for the years ended December 31, 2017 and 2016, included in APPENDIX I and II respectively, have been subjected to audit procedures performed in conjunction with the audit of the Company’s consolidated financial statements. The supplemental information is the responsibility of the Company’s management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Brazilian Corporate Law. In our opinion, the reconciliation of shareholders' equity and net income – BRGAAP vs IFRS as of and for the years ended December 31, 2017 and 2016 and the statements of value added for the years ended December 31, 2017 and 2016 are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil

April 9, 2018

We have served as the Company’s auditor since 2016.

Deloitte Touche Tohmatsu
Dr. Chucri Zaidan Avenue, nº 1.240
4th to 12th floors - Golden Tower
04711-130 - São Paulo - SP
Brazil
Tel: + 55 (11) 5186-1000
Fax: + 55 (11) 5181-2911
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander (Brasil) S.A.

Sao Paulo - SP - Brazil

We have audited the accompanying consolidated balance sheet of Banco Santander (Brasil) S.A. and its subsidiaries (the “Bank”) as of December 31, 2015, and the related consolidated income statement, statements of comprehensive income and changes in total equity, and cash flows statement for the year then ended, all expressed in Brazilian reais. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and its subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board - IASB.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the Appendix II to the notes under the caption Statement of Value Added is presented for the purpose of additional analysis, whose presentation by publicly-held companies is required by Brazilian Corporate Law, and is not a required part of the basic financial statements in conformity with International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board – IASB. This supplementary information is the responsibility of the Bank's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

April 29, 2016

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee ("DTTL"), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as "Deloitte Global") does not provide services to clients. Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Deloitte provides audit, consulting, financial advisory, risk management, tax and relates services to public and private clients spanning multiple industries. Deloitte serves four out of five Fortune Global 500® companies through a globally connected network of member firms in more than 150 countries bringing world-class capabilities, insights, and high-quality service to address clients’ most complex business challenges. To learn more about how Deloitte’s approximately 225,000 professionals make an impact that matters, please connect with us on Facebook, LinkedIn or Twitter.

© 2018 Deloitte Touche Tohmatsu. All rights reserved.

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED FINANCIAL STATEMENTS OF FINANCIAL POSITION
(Thousands of Brazilian Reais - R$)

Assets	Note	2017	2016	2015

Cash and Balances With The Brazilian Central Bank	5	100,866,081	110,604,911	89,143,353
Financial Assets Held For Trading		52,439,576	84,873,663	50,536,731
Debt instruments	7	34,879,681	59,994,946	25,193,598
Equity instruments	8	489,770	398,461	404,973
Trading derivatives	9.a	17,070,125	24,480,256	24,938,160
Other Financial Assets At Fair Value Through Profit Or Loss		1,692,057	1,711,204	2,080,234
Debt instruments	7	1,658,689	1,668,749	1,506,570
Equity instruments	8	33,368	42,455	573,664
Available-For-Sale Financial Assets		85,823,384	57,815,045	68,265,606
Debt instruments	7	84,716,747	55,829,572	67,103,274
Equity instruments	8	1,106,637	1,985,473	1,162,332
Held to maturity investments	7	10,214,454	10,048,761	10,097,836
Loans and Receivables		322,336,767	296,048,506	306,268,788
Loans and amounts due from credit institutions	6	32,300,095	27,762,473	42,422,638
Loans and advances to customers	10	272,420,157	252,002,774	252,033,449
Debt instruments	7	17,616,515	16,283,259	11,812,701
Hedging Derivatives	9.a	192,763	222,717	1,312,202
Non-Current Assets Held For Sale	11	1,155,456	1,337,885	1,237,493
Investments in Associates and Joint Ventures	12	866,564	990,077	1,060,743
Tax Assets	25	28,825,741	28,753,184	34,769,848
Current		4,047,663	4,316,072	4,194,344
Deferred		24,778,078	24,437,112	30,575,504
Other Assets	16	4,578,270	5,104,012	3,802,118
Tangible Assets	13	6,509,883	6,646,433	7,005,914
Intangible Assets		30,202,043	30,236,842	29,813,662
Goodwill	14	28,364,256	28,355,039	28,332,719
Other intangible assets	15	1,837,787	1,881,803	1,480,943
TOTAL ASSETS		645,703,039	634,393,240	605,394,528

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED FINANCIAL STATEMENTS OF FINANCIAL POSITION
(Thousands of Brazilian Reais - R$)

Liabilities and Stockholders’ Equity	Note	2017	2016	2015
Financial Liabilities Held For Trading		49,322,546	51,619,869	42,387,768
Trading derivatives	9.a	16,514,154	19,925,600	22,340,137
Short positions	9.b	32,808,392	31,694,269	20,047,631
Financial Liabilities at Amortized Cost		478,880,704	471,579,467	457,281,656
Deposits from Brazilian Central Bank and deposits from credit institutions	17	79,374,685	78,634,072	69,451,498
Customer deposits	18	276,042,141	247,445,177	243,042,872
Marketable debt securities	19	70,247,012	99,842,955	94,658,300
Subordinated debts	20	519,230	466,246	8,097,304
Debt Instruments Eligible to Compose Capital	21	8,436,901	8,311,918	9,959,037
Other financial liabilities	22	44,260,735	36,879,099	32,072,645
Hedging Derivatives	9.a	163,332	311,015	2,376,822
Provisions		13,986,916	11,776,491	11,409,677
Provisions for pensions funds and similar obligations	23	3,923,457	2,710,627	2,696,653
Provisions for judicial and administrative proceedings, commitments and other provisions	24	10,063,459	9,065,864	8,713,024
Tax Liabilities	25	8,248,019	6,094,740	5,253,125
Current		5,751,488	4,826,703	4,436,000
Deferred		2,496,531	1,268,037	817,125
Other Liabilities	26	8,013,921	8,199,099	6,850,196
Total Liabilities		558,615,438	549,580,681	525,559,244
Stockholders’ Equity	29	87,425,075	85,434,855	83,531,754
Share capital		57,000,000	57,000,000	57,000,000
Reserves		28,966,451	27,881,326	24,388,967
Treasury shares		(148,440)	(514,034)	(423,953)
Option for Acquisition of Equity Instrument		(1,017,000)	(1,017,000)	(1,017,000)
Profit for the year attributable to the Parent		8,924,064	7,334,563	9,783,740
Less: dividends and remuneration		(6,300,000)	(5,250,000)	(6,200,000)
Other Comprehensive Income		(774,368)	(1,347,800)	(4,131,532)
Stockholders’ Equity Attributable to the Parent		86,650,707	84,087,055	79,400,222
Non - Controlling Interests	28	436,894	725,504	435,062
Total Stockholders’ Equity		87,087,601	84,812,559	79,835,284
Total Liabilities and Stockholders’ Equity		645,703,039	634,393,240	605,394,528

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED INCOME STATEMENTS
(Thousands of Brazilian Reais – R$, except for per share data)

	Note	2017	2016	2015
Interest and similar income	33	71,418,349	77,146,077	69,870,200
Interest expense and similar charges	34	(36,471,860)	(46,559,584)	(38,533,089)
Net interest income		34,946,489	30,586,493	31,337,111
Income from equity instruments	35	83,120	258,545	142,881
Income from companies accounted for by the equity method	12	71,551	47,537	116,312
Fee and commission income	36	15,815,543	13,548,481	11,797,191
Fee and commission expense	37	(3,093,675)	(2,570,885)	(2,313,682)
Gains (losses) on financial assets and liabilities (net)	38	969,090	3,016,156	(20,002,859)
Financial assets held for trading		1,174,111	3,166,399	(19,936,801)
Other financial instruments at fair value through profit or loss		30,694	82,638	46,859
Financial instruments not measured at fair value through profit or loss		(122,115)	(115,202)	(120,523)
Other		(113,600)	(117,679)	7,606
Exchange differences (net)	39	605,056	4,574,814	10,084,420
Other operating expense (net)	40	(672,013)	(624,571)	(347,123)
Total Income		48,725,161	48,836,570	30,814,251
Administrative expenses		(16,120,595)	(14,920,410)	(14,515,132)
Personnel expenses	41	(8,937,278)	(8,377,265)	(7,798,792)
Other administrative expenses	42	(7,183,317)	(6,543,145)	(6,716,340)
Depreciation and amortization		(1,662,247)	(1,482,639)	(1,490,017)
Tangible assets	13	(1,190,967)	(1,154,588)	(1,029,706)
Intangible assets	15	(471,280)	(328,051)	(460,311)
Provisions (net)		(3,309,239)	(2,724,742)	(4,001,294)
Impairment losses on financial assets (net)		(12,338,300)	(13,301,445)	(13,633,989)
Loans and receivables	10.c	(12,338,141)	(13,389,834)	(13,110,319)
Other financial instruments not measured at fair value through profit or loss		(159)	88,389	(523,670)
Impairment losses on other assets (net)		(456,711)	(114,321)	(1,220,645)
Other intangible assets	15	(306,110)	(5,838)	(679,254)
Other assets		(150,601)	(108,483)	(541,391)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	43	(64,302)	3,816	780,615
Gains (losses) on non-current assets held for sale not classified as discontinued operations	44	(260,083)	87,073	50,493
Operating Profit Before Tax		14,513,684	16,383,902	(3,215,718)
Income taxes	25	(5,375,636)	(8,918,984)	13,049,544
Consolidated Profit for the Year		9,138,048	7,464,918	9,833,826
Profit attributable to the Parent		8,924,064	7,334,563	9,783,740
Profit attributable to non-controlling interests	28	213,984	130,355	50,086
Earnings Per Share (Brazilian Reais)	30
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares		1,133.43	929.93	1,236.96
Preferred shares		1,246.77	1,022.92	1,360.66
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares		1,132.44	929.03	1,235.79
Preferred shares		1,245.69	1,021.93	1,359.36
Net Profit attributable - Basic (Brazilian Reais)
Common shares		4,332,026	3,560,288	4,748,896
Preferred shares		4,592,038	3,774,275	5,034,844
Net Profit attributable - Diluted (Brazilian Reais)
Common shares		4,331,955	3,560,222	4,748,810
Preferred shares		4,592,109	3,774,341	5,034,930
Weighted average shares outstanding (in thousands) - Basic
Common shares		3,822,057	3,828,555	3,839,159
Preferred shares		3,683,145	3,689,696	3,700,299
Weighted average shares outstanding (in thousands) - Diluted
Common shares		3,825,313	3,832,211	3,842,744
Preferred shares		3,686,401	3,693,352	3,703,884

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(Thousands of Brazilian Reais - R$,)

	2017	2016	2015
Consolidated Profit for the Year	9,138,048	7,464,918	9,833,826
Other Comprehensive Income that will be reclassified subsequently to profit or loss when specific conditions are met:	1,194,335	3,725,565	(3,069,317)
Available-for-sale financial assets	1,147,384	3,311,607	(2,718,709)
Valuation adjustments - Gains / (Losses)	1,789,286	5,458,735	(4,155,414)
Amounts transferred to income statement	30,694	82,638	46,859
Income taxes	(672,596)	(2,229,766)	1,389,846
Cash flow hedges	46,951	413,958	(350,608)
Valuation adjustments	73,238	761,423	(842,073)
Amounts transferred to income statement	-	1,580	144,196
Income taxes	(26,287)	(349,045)	347,269
Net investment hedge	-	634,207	(791,228)
Net investment hedge	-	1,209,338	(1,460,720)
Income taxes	-	(575,131)	669,492
Translation adjustments investment abroad	-	(634,207)	791,228
Exchange on investments Abroad	-	(634,207)	791,228
Other Comprehensive Income that will not be Reclassified to net Income:	(620,903)	(941,833)	739,706
Defined benefits plan	(620,903)	(941,833)	739,706
Defined benefits plan	(992,156)	(1,568,122)	1,186,862
Income taxes	371,253	626,289	(447,156)
Total Comprehensive Income	9,711,480	10,248,650	7,504,215
Attributable to the parent	9,497,496	10,118,295	7,454,129
Attributable to non-controlling interests	213,984	130,355	50,086
Total Comprehensive Income	9,711,480	10,248,650	7,504,215

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Thousands of Brazilian Reais - R$,)

		Stockholders´ Equity Attributable to the Parent
									Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total Stockholders’ Equity	Available- for-sale Financial Assets	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and investment	Total	Non-controlling interests	Total Stockholders’ Equity
Balances at December 31, 2014		56,806,384	20,594,135	(445,501)	(950,000)	5,630,023	(1,530,000)	80,105,041	73,292	(1,881,350)	702,349	(696,212)	78,303,120	380,173	78,683,293
Total comprehensive income		-	-	-	-	9,783,740	-	9,783,740	(2,718,709)	739,706	791,228	(1,141,836)	7,454,129	50,086	7,504,215
Appropriation of net profit for the year		-	5,630,023	-	-	(5,630,023)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	29.b	-	(1,530,000)	-	-	-	(4,670,000)	(6,200,000)	-	-	-	-	(6,200,000)	-	(6,200,000)
Share based compensation	41.b	-	160,916	-	-	-	-	160,916	-	-	-	-	160,916	-	160,916
Treasury shares	29.d	-	-	(246,975)	-	-	-	(246,975)	-	-	-	-	(246,975)	-	(246,975)
Capital restructuring		-	-	(50)	-	-	-	(50)	-	-	-	-	(50)	-	(50)
Results of treasury shares	29.d	-	(3,918)	-	-	-	-	(3,918)	-	-	-	-	(3,918)	-	(3,918)
Option for Acquisition of Equity Instrument		-	-	-	(67,000)	-	-	(67,000)	-	-	-	-	(67,000)	(240,000)	(307,000)
Cancellation of Shares		-	(268,573)	268,573	-	-	-	-	-	-	-	-	-	-	-
Other	29.a	193,616	(193,616)	-	-	-	-	-	-	-	-	-	-	244,803	244,803
Balance at December 31, 2015		57,000,000	24,388,967	(423,953)	(1,017,000)	9,783,740	(6,200,000)	83,531,754	(2,645,417)	(1,141,644)	1,493,577	(1,838,048)	79,400,222	436,062	79,835,284
Total comprehensive income		-	-	-	-	7,334,563	-	7,334,563	3,311,607	(941,833)	(634,207)	1,048,165	10,118,295	130,355	10,248,650
Appropriation of net profit for the year		-	9,783,740	-	-	(9,783,740)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	29.b	-	(6,200,000)	-	-	-	950,000	(5,250,000)	-	-	-	-	(5,250,000)	-	(5,250,000)
Share based compensation	41.b		(35,463)	-	-	-	-	(35,463)	-	-	-	-	(35,463)	-	(35,463)
Treasury shares	29.d	-	-	(90,031)	-	-	-	(90,031)	-	-	-	-	(90,031)	-	(90,031)
Capital restructuring		-	-	(50)	-	-	-	(50)	-	-	-	-	(50)	-	(50)
Treasury shares income	29.d	-	(11,574)	-	-	-	-	(11,574)	-	-	-	-	(11,574)	-	(11,574)
Other		-	(44,344)	-	-	-	-	(44,344)	-	-	-	-	(44,344)	160,087	115,743
Balance at December 31, 2016		57,000,000	27,881,326	(514,034)	(1,017,000)	7,334,563	(5,250,000)	85,434,855	666,190	(2,083,477)	859,370	(789,883)	84,087,055	725,504	84,812,559
Total comprehensive income		-	-	-	-	8,924,064	-	8,924,064	1,147,384	(620,903)	-	46,951	9,497,496	213,984	9,711,480
Appropriation of net profit for the year		-	7,334,563	-	-	(7,334,563)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	29.b	-	(5,250,000)	-	-	-	(1,050,000)	(6,300,000)		-	-	-	(6,300,000)	-	(6,300,000)
Share based compensation		-	37,161	-	-	-	-	37,161	-	-	-	-	37,161	-	37,161
Treasury shares	29.d	-	(744,419)	365,643	-	-	-	(378,776)	-	-	-	-	(378,776)	-	(378,776)
Capital restructuring	29.d	-	-	(49)	-	-	-	(49)	-	-	-	-	(49)	-	(49)
Treasury shares income	29.d	-	(2,498)	-	-	-	-	(2,498)	-	-	-	-	(2,498)	-	(2,498)
Other		-	(289,682)	-	-	-	-	(289,682)	-	-	-	-	(289,682)	(502,594)	(792,276)
Balance at December 31, 2017		57,000,000	28,966,451	(148,440)	(1,017,000)	8,924,064	(6,300,000)	87,425,075	1,813,574	(2,704,380)	859,370	(742,932)	86,650,707	436,894	87,087,601

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Thousands of Brazilian Reais - R$,)

	Note	2017	2016	2015
1. Cash Flows From Operating Activities
Consolidated profit for the year		9,138,048	7,464,918	9,833,826
Adjustments to profit		17,015,113	20,143,702	(8,904,694)
Depreciation of tangible assets	13	1,190,967	1,154,588	1,029,706
Amortization of intangible assets	15	471,280	328,051	460,311
Impairment losses on other assets (net)		456,711	114,321	1,220,645
Provisions and Impairment losses on financial assets (net)		15,647,539	16,026,187	17,635,283
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale	43&44	324,385	(90,889)	(831,108)
Share of results of entities accounted for using the equity method	12	(71,551)	(47,537)	(116,312)
Changes in deferred tax assets and liabilities	25.d	(406,395)	5,343,885	(9,417,913)
Monetary Adjustment of Escrow Deposits		(637,124)	(749,040)	(650,314)
Recoverable Taxes		(210,834)	(215,228)	(985,776)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		-	2,289,849	(2,106,652)
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		33,691	(3,924,662)	(7,349,318)
Others (1)		216,444	(85,823)	(7,793,246)
Net (increase) decrease in operating assets		(16,745,263)	(59,866,978)	(65,884,338)
Balance with the Brazilian Central Bank		10,535,759	(24,156,755)	(35,884,381)
Financial assets held for trading		32,410,414	(33,996,130)	5,997,510
Other financial assets at fair value through profit or loss		18,988	457,419	(1,607,210)
Available-for-sale financial assets		(27,214,188)	9,976,210	(16,217,109)
Loans and receivables		(35,295,311)	(5,473,968)	(34,360,873)
Held to maturity investments		(26,266)	(449,792)	2,563,141
Other assets		2,825,341	(6,223,962)	13,624,584
Net increase (decrease) in operating liabilities		44,163,382	43,247,080	70,151,518
Financial liabilities held for trading		(2,297,323)	9,232,101	22,817,977
Financial liabilities at amortized cost		43,702,283	32,696,894	46,967,102
Other liabilities		2,758,422	1,318,085	366,439
Paid taxes	25.a	(3,280,230)	(4,240,115)	(1,170,020)
Total net cash flows from operating activities (1)		50,291,050	6,748,607	4,026,292
2. Cash Flows From Investing Activities
Investments		(2,197,918)	(1,945,372)	(2,135,943)
Capital increase in Investments in associates and Joint Ventures	12	(34,154)	(3,105)	-
Acquisition of subsidiary, less net cash in the acquisition		(275,091)	(392,998)	59
Tangible assets	13.a	(1,106,406)	(873,140)	(1,070,288)
Intangible assets		(738,554)	(670,576)	(710,176)
Non - current assets held for sale	11	(43,713)	(10,462)	(355,538)
Change in the scope of consolidation	4	-	4,909	-
Disposal		744,913	677,088	1,375,108
Net cash received from disposal of subsidiaries		-	-	857,830
Capital reduction of investee in joint control	12.b	-	76,860	-
Tangible assets	13&43	37,467	42,226	55,220
Non - current assets held for sale	11	434,553	208,232	317,321
Dividends and interest on capital received		272,893	349,770	144,737
Total net cash flows from investing activities (2)		(1,453,005)	(1,268,284)	(760,835)
3. Cash Flows From Financing Activities
Own shares Acquisition	29.d	(378,776)	(90,031)	(247,025)
Issuance of other long-term financial liabilities	19	59,663,420	50,313,469	72,936,057
Dividends paid and interest on capital		(5,652,081)	(3,210,762)	(3,992,956)
Payments of subordinated liabilities	20	-	(8,362,652)	(216,075)
Payments of other long-term financial liabilities	19	(97,009,957)	(56,164,769)	(63,516,234)
Payment of Debt Instruments Eligible to Compose Capital	21	(623,146)	(701,671)	(609,035)
Increase/ Decrease in non-controlling interests	28	(296,184)	23,909	4,803
Total net cash flows from financing activities (3)		(44,296,724)	(18,192,507)	4,359,535
Exchange variation on Cash and Cash Equivalents (4)		-	(2,289,849)	2,106,652
Net Increase in Cash (1+2+3+4)		4,541,321	(15,002,033)	9,731,644

Note	2017	2016	2015

Cash and cash equivalents at beginning of year		18,129,581	33,131,614	23,399,970
Cash and cash equivalents at end of year		22,670,902	18,129,581	33,131,614
Cash and cash equivalents components
Cash	5	5,242,869	4,445,940	7,141,137
Loans and other	6	17,428,033	13,683,641	25,990,477
Total of cash and cash equivalents		22,670,902	18,129,581	33,131,614
Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale	11	524,497	834,903	293,440
Dividends and interest on capital declared but not paid	29.b	4,455,000	4,750,000	3,000,000
Supplemental information
Interest received		73,094,248	75,818,511	70,566,274
Interest paid		37,948,828	46,051,070	37,912,698

(1) 2015 includes mainly the effect noted in footnote 25.a.

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$, unless otherwise stated))

1. Introduction, basis of presentation of the consolidated financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Group (Conglomerate Santander) under the authority of the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, loans and advances, mortgage loans, leasing, credit card operations and foreign exchange. Through its subsidiaries, the Bank also operates in the payment institution, leasing, shares club management, securities and insurance brokerage operations, capitalization and pension plan. The Bank’s activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them, they are conducted in the normal course of business and under commutative conditions.

The consolidated financial statements for the year ended on December 31, 2017, were authorized to be issued by the Board of directors at the meeting held on February 15, 2018.

b) Basis of presentation of the consolidated financial statements

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of International Financial Reporting Interpretations Committee - IFRIC). All the relevant information specific to Banco Santander’s financial statements, and only these, are being evidenced, and correspond to those used by Banco Santander in its management.

c) Other information

c.1) Adoption of new standards and interpretations

The Bank adopt the rules and interpretations that came into force since January 1, 2017. The following rules and interpretations are applicable to the Bank and did not have relevant effect over the financial statement:

• Annual Improvements of IFRS

2015-2017 cycle (Public Consultation) - Subjects under discussion related to: IAS 12 - Income Taxes, IAS 23 - Borrowing Costs and IFRS 9 - Financial Instruments and IAS 28 - Investments in Associates and Joint Ventures.

IAS 12 - Income Taxes - The subject under discussion is related to the presentation of income tax consequences of payments on, and issuing costs of, financial instruments that are classified as equity, i.e. whether an entity recognizes the relevant income tax consequences directly in equity or in profit or loss.

IAS 23 - Borrowing Costs - Clarify whether an entity transfers specific borrowings to the general borrowings pool once the construction of a qualifying asset is complete.

Standards and Interpretations that became effective after December 31, 2017

At the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively came into force after December 31, 2017 had not yet been adopted by the Bank:

IFRS 9 - Financial Instruments, issued in July 2014 by the International Accounting Standards Board (IASB) in order to replace IAS39 – Financial instruments, establishing the requirements for the recognition and measurement of financial instruments to be applied as from January 2018. The update establishes changes to the IFRS 9 - Financial Instruments: Disclosure, requiring additional disclosure due to such changes.

1. Model proposed by IFRS 9

The main aspects of the new standard are as follows:

1.a) Classification of financial instruments

The criteria for the financial assets classification will depend both on the business management model and the features of the contractual cash flows, aiming to identify specifically if these meet the SPPI criteria. Based on the aforementioned, the financial asset will be classified into: i) amortized cost, ii) fair value with changes in income statement, or iii) fair value with changes in equity. IFRS 9 also establishes other option of designating an instrument in fair value with changes in income statement under certain conditions.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

The main activity of Banco Santander is the concession of retail banking operations and does not concentrate its exposure on complex financial products. The Bank has made an analysis of its portfolios in order to identify and classify the financial instruments into their corresponding portfolio under IFRS 9 and identify existing business models.

Based on the performed analysis, the Bank does not expect significant changes in the composition of the portfolios, due the fact that there will be no significant changes with respect to the classification under pre-existing regulation:

•	Financial assets classified as Loans and Advances and Held-to-Maturity under IAS 39 are generally intended to be classified as amortized cost.

•	Available for sale debt instruments will generally continue to be classified into fair value with changes in other comprehensive income, unless cash flows features imply its classification into other portfolio.

•	Available for sale equity instruments will be classified as fair value and, depending on the nature of the investment, their variations will be recorded in the income statement or in other comprehensive income (irrevocably).

•	Financial instruments currently classified as fair value through profit and loss will generally continue to be classified in this category.

With regard to financial liabilities, the classification remains essentially unchanged relative to the current standard.

Based on the adopted models, the Bank estimated a non material impact in its equity arising from the IFRS 9 adoption, related to the application of the new financial assets classification requirements. This amount will be booked when the standard becomes fully applied, on January 1, 2018, registering the counterparties in each financial asset heading.

1.b) Credit risk impairment model

The IFRS 9 introduces a new impairment model to be applied to financial assets which requires the expected credit loss (ECL) recognition instead of incurred loss, according to the current rule.

Under the current standard, the incurred losses are calculated based on reasonable and substantiated information about past events and current conditions. According to the IFRS 9 the expectation of future events and economic conditions must also be considered.

The Bank does not recognize interest from the moment Management understands that the recognition of this revenue is not probable, due to the significant uncertainty of future receipt. Banco Santander estimated that this unrecognized balance is not significant.

Scope of application

The IFRS 9 financial assets impairment model has the application scope bigger than the incurred loss model, currently used, being applied on the Financial Assets classified into "amortized cost" and on the debt instruments classified into "fair value through OCI" as well as the consideration of lease, risks and contingent commitments.

Classification of financial instruments by phases

The financial instruments portfolio for impairment purposes will be divided into three categories, based on the phase of each instrument with regard to its credit risk:

- Stage 1: a financial instrument is in phase 1 when there has been no significant increase in its risk since it was initially registered. The impairment over the financial instrument represents the expected loss resulting from possible defaults within the period of 12 months following the reporting date.

- Stage 2: if there has been a significant increase in risk since the date in which the instrument was initially registered, but the impairment has not actually materialized, then the financial instrument will be included in this stage. In this case, the provision for expected loss reflects the estimated loss throughout the residual lifetime of the financial instrument. In order to assess the significant increase in credit risk, shall be used quantitative indicators used in the ordinary credit risk management and other qualitative variables such as the indication that the operation is not impaired if it is considered refinanced or if the operation is included as special agreement.

- Stage 3: a financial instrument is included in this phase when it is considered to be effectively impaired. In this case, the provision for losses will be he expected credit risk losses throughout the residual lifetime of the financial instrument.

Impairment estimation methodology

Expected loss is measured using the following factors:

- Exposure at Default (EAD): is the amount of the transaction exposed to credit risk including the ratio of current outstanding balance exposure that could be provided at default. Developed models incorporate assumptions over the modifications in the payment schedule.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

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

- Loss Given Default (LGD): is the loss produced in the event of default. It reflects the percentage of exposure that could not be recovered in the event of a default. It depends mainly on the collaterals, which are considered as credit risk mitigating factor associated with each credit financial asset, and the future cash flows that are expected to be recovered. According to the standard, forward-looking information must be taken into account in the estimation.

- Discount rate: the rate applied to the future cash flows estimated during the expected life of the asset which its purpose is to equalize the net present value of the financial instrument and the carrying value. When calculating the discount rate, expected losses for default when estimating future cash flows are not generally taken into consideration, except in cases in which the asset is considered to be impaired, in which case the interest rate applied will take into consideration such losses and it will be known as the effective interest rate adjusted for credit risk.

In order to estimate the above parameters, the Bank has applied its experience in developing internal models for parameters calculation both for regulatory and management purposes.

Use of present, past and future information

Apart from using present and past information, the Bank currently uses forward-looking information in internal management and regulatory processes, considering several factors, resulting in three scenarios such as: basis, pessimist and optimist. In this sense, the Bank will re-use its experience in the management of such information and maintain consistency with the information used in the other processes.

Based on the adopted models, the Bank estimated an impact of R$1.5 billion in its equity net of tax effects arising from the IFRS 9 adoption, related to financial assets impairment. This amount will be booked when this rule becomes fully applied, on January 1, 2018, registering the counterparty in the heading "Allowance for Credit Losses" related to the expected losses for financial assets classified at "amortized cost", for debt instruments classified at "fair value with changes in other comprehensive instruments", as well as the lease consideration. For the other risks and contingent commitments the register will be in the heading "provisions".

1.c) Accounting of hedges

IFRS 9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements and to bring hedge accounting in line with risk management, allowing a greater variety of derivative financial instruments which can be considered to be hedging instruments.

The Bank decided to keep its Hedge Accounting coverage aligned with IAS 39 requirements, considering that IFRS 9 exempts the application of the new Hedge Accounting concepts while IASB has not determined the new accounting treatment and concepts for Macro Hedge yet.

2. IFRS 9 implementation strategy

The Santander Spain Group together with its subsidiaries has established a global work stream with the aim of adapting its processes to the new classification standards for financial instruments, accounting of hedges and estimating credit risk impairment, so that such processes are applicable in a uniform way for all Bank units, and, at the same time, it can be adapted to each unit’s individual features.

Accordingly, the Bank is working towards defining an objective internal model and analyzing all the changes which are needed to adapt accounting classifications and credit risk impairment estimation models in force in each unit to the previous definitions.

At December 31, 2017, the aforementioned requirements must be applied retrospectively adjusting the opening balance of January 1, 2018, and it is not necessary to re-issue the comparative Financial Statements.

The project’s main phases and milestones

The main milestones achieved include:

- the definition and implementation of the functional requirements and the design of an operation model adapted to the IFRS 9 demands;

- the need identification of the technological environment and the necessary adjustments to the existing controls frame.

- The implementation of models and other requirements to the provisions calculation.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

• IFRS 15 - Revenue from Customers Contracts : The standard was issued in May 2014 and applies to an annual reporting period beginning on January 1, 2018. This standard specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides five basic principles to be applied to all contracts with customers, which are: i) identify the contract with the customer; ii) identify the implementing obligations under the contract; iii) determine the transaction price; iv) allocate the transaction price to performance obligations; and v) recognize revenue at the moment (or the extent to which) the entity carrying out an obligation of execution.

The IFRS 15’s basic principle consists in the fact that an entity recognizes revenues to describe the transference of products or services rendered to clients using the value that reflects the consideration which the entity expects to receive in return of such products or services rendered. An entity recognizes revenues according to this basic principle through the following steps:

Step 1: To identify the contract(s) with a client – a contract is the agreement between two or more parties which creates feasible rights and obligations. The IFRS 15’s requirements are applied to every contract signed with a client and which is according to specific criteria.

Step 2: To identify the performance obligations in the contract – a contract includes promises of products transfer or services to a client. If these products or services are different, the promises become performance obligations and they are registered separately.

Step 3: To determine the transaction price - the transaction price is the value of the contract´s consideration which an entity expects to receive in return of the products transfer or services rendered to a client.

Step 4: To allocate the transaction price into the performance obligation of the contract – an entity normally allocates the transaction price into each performance obligation based on the individual sales price related to each good or service promised in contract.

Step 5: To recognize the revenue when (or as) the entity meets a performance obligation – an entity recognizes revenues when (or as) it meets an performance obligation due to the good transferred or service rendered to a client. The amount of revenue recognized is the value allocate to the performance obligation met.

After the analysis on the commissions/fees applied by the Banco Santander versus the new IFRS 15 concepts, it was possible to conclude that there will not be significant impact on the revenues current recognized.

• IFRS 16 – Leasing contracts – Issued in January 2016 with the mandatory enforcement date since January 1st, 2019. This rule contains a new approach for the leasing contracts, which requires from the lessee the assets and liabilities recognition based on the rights and obligations created by the contract. That way, first the entity shall evaluate whether the contract is or contain a leasing characteristics. The contract is or contain leasing characteristics, if it transmits the right to control the identified asset use in a defined period in return of a consideration.

"Effective from January-2019, the Banks still in the process of analyzing this new rule, looking carefully the new concept of leasing, specially acting as tenant. Acting as lessee, the Bank does not expect great changes.

• IFRS 17 – In May 2017, IASB issues this rule for insurance contracts which its goal is to replace IFRS 4. The enforcement date of IFRS 17 is on January 1st, 2021. The rule´s purpose is to improve the disclosure on the financial statement being one of the main changes the profit recognition during the time that the insurance services are being rendered, evaluating the insurance company´s performance during time.

The possible impacts due to the changes applied since 2018 are under Bank´s analysis, which shall be concluded until the date of enforcement of the rule.

c.2) Estimates used

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement methods used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, revenues, expenses, and disclosure notes.

c.2.1) Critical estimates

The estimates and critical assumptions that have the most significant impact on the carrying amounts of certain assets, liabilities, revenues and expenses and the disclosure notes, are described below:

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

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

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is carried out or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that they are considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

The deferred tax assets and liabilities recognized are reassessed at each financial statement date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the assessment performed. Under the current regulation, the expected tax credits carrying out is based on the Bank’s projections of future results and based on technical study.

For more details see note 2.aa

iii. Fair value measurement of certain financial instruments

Financial instruments are initially recognized at fair value, which is considered equivalent to the transaction price and those that are not measured at fair value through income statement are adjusted by the transaction costs.

Financial assets and liabilities are subsequently measured at each period-end by using valuation techniques. This calculation is based on assumptions, which take into consideration management’s judgment based on existing information and market conditions at the date of financial statements.

Banco Santander classifies fair value measurements using a fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments between Level I, II or III.

Notes 2.e & 48.c8 present the sensitivity analysis and accounting policies for Financial Instruments, respectively.

iv. Post-employment benefits

The defined benefit plans are recorded based on an actuarial study, conducted annually by specialized company, at the end of each year to be effective for the subsequent period and the effects of such study are recognized in the headings of the income statement "Interest expense and similar Charges" and "Provisions (net)", during the current period.

The present value of the defined benefit obligation is the present value without any assets deductions of expected future payments required to settle the obligation resulting from employee service in the current and past periods.

Notes 2.x & 23.iii present the accounting policies for Post-employment benefits and sensitivity analysis, respectively.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

v. Provisions, contingent assets and liabilities

Provisions for the lawsuits and administrative proceedings are recorded when their risk of loss are considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

For more details see note 2.r

vi. Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, if there is any indication of impairment.

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, it is estimated the cash flow for a period of 5 years. The cash flow was prepared considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among other, (ii) the performance and growth estimates of the Brazilian financial market, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by independent research company or whenever there is evidence of impairment, which is reviewed and approved by the Executive Board.

For additional details see note 14.

c.3) Capital management

Capital management considers the regulatory and economic information. The objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory body and contributing to achieve the goals of the classification of rating agencies and investors’ expectations. The capital management includes securitization, assets disposal, raising capital through issue of shares, subordinated debts and hybrid instruments.

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

In order to adequately manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on financial projections (statement of financial position, income statement, etc.) and on macroeconomic scenarios estimated by the Economic Research Service. These estimates are used by the Bank as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

2. Accounting policies and method of measurement

The accounting policies and method of measurement applied in preparing the consolidated financial statements were as follows:

a) Foreign currency transactions

The financial statements are presented in Brazilian Reais, the functional and reporting currency of Banco Santander and its subsidiaries, including its subsidiary and non-foreign subsidiary.

The assets and liabilities and foreign subsidiary are converted to Real as follows:

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
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

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

Changes in the Santander Group’s interest in a subsidiary that do not result in loss of control are registered as equity transactions. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Bank loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Amounts previously recognized in other comprehensive income in relation to the subsidiary are registered (i.e. reclassified to income statement or transferred directly to retained earnings) in the same manner as it would be required if the relevant assets or liabilities are disposed of. The fair value of any investment retained in the former subsidiary at the date when control got lost is considered as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the costs on initial recognition of an investment in an associate or jointly controlled entity.

ii. Interests in joint ventures (jointly controlled entities) and associates

Joint ventures mean interests in entities that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“ventures”) acquire interests in entities (jointly controlled entities) so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the ventures.

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating decisions of the investee) but it does not control or has joint control over the investee.

In the consolidated financial statements, interest in joint ventures and investments in associates are registered using the equity method, i.e. at the Bank’s share of net assets of the investee, after taking into consideration the dividends received from capital reductions and other related transactions. Relevant information regarding companies registered under the equity method by the Bank is provided in note 12.

iii. Business combinations, acquisitions and disposals

A business combination is the combination of two or more separate entities or economic units into one single entity or group of entities and is registered in accordance with IFRS 3 - “Business Combinations”.

Business combinations are carried out so that the Bank obtains control over an entity and are recognized for accounting purposes as follow:

• The Bank measures the cost of the business combination, defined as the fair value of the assets offered, the liabilities incurred and the equity instruments issued, if any.

• The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated at the acquisition date and recognized in the consolidated financial statement.

• The excess of the acquisition cost over the fair value of the identifiable net assets acquired are recognized as goodwill (note 14). The excess of fair value of the identifiable net assets over the acquisition cost is an advantageous purchase gain and it is recorded as income on the date of the acquisition.

The notes 3 and 4 includes a description of the most significant transaction carried out in 2017, 2016 and 2015.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

iv. Investment Funds

These include investment funds in which the Santander Group companies hold a substantial interest or the entirety of the interests and are therefore exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund, in accordance with IFRS 10 - Consolidated Financial Statements and are therefore, consolidated in these financial statements.

c) Definitions and classification of financial instruments

i. Definitions

“Financial instrument” is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or financial interest of another entity.

“Equity instrument” is any agreement that evidences a residual interest in the asset of the issuing entity after deducting all of its liabilities.

“Financial derivative” is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is zero or very small compared with other financial instruments with a similar response to changes in market factors, and which is settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect to make part of the cash flow of the hybrid contract vary similar to a stand-alone derivative.

The following transactions are not treated for accounting purposes as financial instruments:

• Investments in subsidiaries, jointly controlled entities and associates (note 3&12).

• Rights and obligations under employee benefit plans (note 23).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Non-current assets held for sale or they relate to Cash, cash balances at Central Banks and other deposits on demand, Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side), Hedging derivatives and Investments, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

• Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

• Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel.

Financial instruments included in this category (and “Other financial liabilities at fair value through profit or loss”) are permanently subject to a consistent system of measurement, manage and control of all risks and returns that enables all the financial instruments involved to be identified and monitored and allows the effective reduction of risk checked. Financial assets may only be included in this category on the date they are acquired or originated.

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
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

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

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following headings in the consolidated financial statements:

• Cash and balances with the Bacen: cash balances and balances receivable on demand relating to deposits with Bacen and credit institutions.

• Loans and receivables: includes the debit balances of all credit and loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items.

• Loans and other amounts with credit institutions: credit of any nature in the name of financial institutions.

• Loans and advances to clients: includes debit balances of all the remaining credit and loans granted by the Bank, including money market operations through centralized counterparties.

• Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

• Equity instruments: Financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, joint ventures or associates. Investment fund units are included in this item.

• Trading derivatives: includes the fair value in favor of the Bank of derivatives which do not form part of hedge accounting.

• Hedging derivatives: includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting.

• Investments in associates and jointly controlled companies: includes the investments made in the share capital of associates and jointly controlled companies.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

• Financial liabilities held for trading (at fair value through profit or loss): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments, and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements ("reverse repos") or borrowed (short positions).

• Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel.

• Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated financial statements:

• Deposits from Bacen: deposits of any nature received from Bacen.

• Deposits from credit institutions: deposits of any nature, including credit received and money market operations in the name of credit institutions.

• Client deposits: includes deposits of any nature such as demand deposits, saving deposits and time deposits including money market operation received from client.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

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

• Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as non-performing.

• Hedging derivatives: includes the fair value of the Bank’s liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

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

The issue of "Notes" must be registered in specific heading liabilities and updated according to the agreed rates and adjusted by the effect of exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be registered as expenses for the period, according to the accrual basis.

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

The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price).

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
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

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

iii. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate - and those arising for other reasons, which are recognized at their net amount in the heading “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity in the heading “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are written-off, whereupon they are charged to the consolidated income statement.

iv. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to clients who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

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

c. The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness).

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

When fair value hedge accounting is discontinued (repealed, expired, sold our no longer meet hedge accounting criteria) the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity in the heading "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

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
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

g) Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated balance sheets at their net amount) only if the Bank and their subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Offsetting Agreements and Obligations Settlement (CMN Resolution 3.263/2005) - The Bank has an agreement for the clearing and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in higher financial settlement guarantee, with the parties that have this modality of agreement. These agreements establish that payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander’s payment obligations with the counterparty.

The following table provides details of financial assets and liabilities subject to offsetting at December 31, 2017, 2016 and 2015:

Thousand of reais			2017

Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	17,262,888	-	17,262,888
Repurchase agreements	34,505,671	-	34,505,671

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Derivatives	16,677,486	-	16,677,486
Repurchase agreements	97,421,579	-	97,421,579

Thousand of reais			2016

Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	24,702,973	-	24,702,973
Repurchase agreements	47,528,393	-	47,528,393

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Derivatives	20,236,615	-	20,236,615
Repurchase agreements	129,817,727	-	129,817,727

Thousand of reais			2015

Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	26,250,362	-	26,250,362
Repurchase agreements	31,987,323	-	31,987,323

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Derivatives	24,716,959	-	24,716,959
Repurchase agreements	115,003,783	-	115,003,783

On December 31, 2017, 2016 and 2015, the Bank has no financial instruments that meet the conditions for recognition on a net basis.

h) Regular way of financial assets purchases

Regular way of financial assets purchases are recognized on trade date. The assets are settled when the rights to receive cash flows have expired or the Bank has transferred substantially all the risks and rewards of ownership.

i) Impairment of financial assets

i. Definition

A financial asset is considered impaired when there is objective evidence that events have occurred which:

• Give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities);

• In the case of equity instruments, mean that their carrying amount may not be fully recovered.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

• Arising from the violation of terms of loans, and

• During the Bankruptcy process.

As a general rule, the adjustment of the value of the impaired financial instruments is recognized in the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment loss is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

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

The Bank has certain policies, methods and procedures for covering its credit risk arising from insolvency allocable to counterparties.

These policies, methods and procedures are applied in the granting, in the examination and to document debt instruments, and contingent liabilities and commitments, the identification of their recoverable amount and the calculation of the amounts necessary to cover the related credit risk.

The procedures applied in the identification, measurement, control and reduction of the exposure to credit risk, are based on an individual basis or grouped by similarity.

• Clients with individual management: Wholesale clients, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support the decision-making based in internal risk assessment.

• Clients with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specialized in this type of risk. The credits related to clients standardized, are usually considered not recoverable when they have historical loss experience and delay greater than 90 days.

Regarding the provision for impairment losses from credit risk, the Bank evaluates all loans. Loans are either individually or collectively evaluated for impairment. Loans accounted as amortized cost, which are not individually evaluated for impairment, are collectively evaluated for impairment, grouping them considering the similarity of risk. Loans individually evaluated for impairment are not included in balances that are collectively evaluated for impairment.

The Bank first assesses whether objective evidence of impairment loss individually for financial assets are individually significant, and individually or collectively for financial assets are not individually significant.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower, such as his economic and financial situation, level of indebtedness, ability to generate income, cash flow , management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

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
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

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

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower default in the coming year. A loan will be defaulted if either the principal or interest become past due by ninety days or more or the loan is active but there are doubts about the solvency of the counterparty (subjective doubtful assets).

• Loss given default, or “LGD”, is the loss arising in the event of default.

LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of default.

• Loss identification period, or “LIP,” is the time period between the occurrence of a loss event and the identification of an objective evidence of this loss. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of such loss.

• In addition, prior to loans be written-off (which is only done after the Bank have completed all recovery efforts and after about 360 days late), it is registered fully provision of the loan´s remaining balance so this provision (allowance for loan losses) fully covers the losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to meet its risk metrics and capture loans that could potentially become impaired.

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

j) Repurchase agreements

Purchases (sales) of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognized in the consolidated financial statements as financing granted (received), based on the nature of the debtor (creditor), under Loans and advances with Bacen, Loans and advances to credit institutions or Loans and advances to clients (Deposits from Bacen, Deposits from credit institutions or Client deposits).

Differences between the purchase and sale prices are recognized as interest over the deadline of the contract.

k) Accounting for leases

i. Financial leases

Financial leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognized as lending to third parties and is therefore included under Loans and receivables in the consolidated financial statements.

The finance income arising from these contracts is credited in the heading “Interest and similar income” in the consolidated income statement in order to achieve a constant rate of return over the deadline of the lease.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

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

Non-current assets held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. These assets held for sale are not depreciated.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized in the heading “Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

m) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated financial statements at 2017, 2016 and 2015 year-end is provided in note 45-d.

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

The Bank assesses at end of each period, if there is indication that the items of tangible assets carrying amount may be impaired, that is if there is an asset with its carrying amount bigger than its recoverable amount, either for use or sale.

Once an impairment loss of tangible assets is identified, it is adjusted to reach its recoverable amount by recognizing an impairment loss recorded in the heading "Impairment loss on other assets (Net)". Additionally the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

In case of evidence or indication of a recovery of a tangible asset value, the Bank recognizes the reversal of the impairment loss amount recorded in prior years and should adjust the future depreciation expenses according to the lifetime value of the asset. Under no circumstance, a reversal of impairment loss of an asset will increase its carrying amount higher than the amount that it would have had no impairment loss been recognized in prior years.

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
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

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

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each annual reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment on non financial assets (net) - Intangible assets in the consolidated income statement.

The net fair value adjustments of assets, liabilities and contingent liabilities of the investee in relation to their carrying amount are allocated to individual identifiable assets acquired and liabilities assumed that comprise them based on their respective fair values at the date of purchase.

In the case of a business combination made in stages, prior interest in the acquired is measured again at fair value at the acquisition date when control of the acquired is obtained.

ii. Other intangible assets

Other intangible assets are non-monetary assets without physical substance. Generally arising from software development and acquisition of rights that can generate benefits for the Bank. They can have characteristics of definite or indefinite period.

Other intangible assets can have an indefinite useful life -when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but rather at the end of each reporting period or whenever there is any indication of impairment the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

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

p) Other assets

Other Assets include the balances of all prepayments and accrued income (excluding accrued interest), acquired client list, the net amount of the difference between pension plan obligations and the fair value of the plan assets with a balance on the entity’s behalf, when this net amount shall be disclosed in the consolidated financial statements, and the amount of any other assets not included in other items.

The Bank uses the value in use of client relationship as a basis for measuring the impairment since it is not reasonably possible to determine the net value of sales, because there is no basis for making a reliable estimate of the value to be obtained by selling the asset in a transaction at cumulative basis, between knowledgeable, willing parties. The value in use of client lists acquired related to the purchase of the "payroll" will be determined individually. An analyses that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows is prepared by the business areas. Quarterly, these analyses are reviewed based on the actual cash flows of each business (value in use), which are compared with the carrying amount, checking whether there is a need to record a loss on non-recoverability.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

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

All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts. Investment assumptions are either determined by the local regulator and based on management’s future expectations. In the later case, the anticipated future investment yield is set by management, considering the available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities, is the annual long-term growth rate of the underlying assets.

At each financial statement date an assessment is made in order to verify whether the Mathematical provisions are adequate.

In the years ended December 31, 2017, 2016 and 2015, as determined by IFRS 4 - Contracts classification and subsequent amendments, the adequacy of the technical provisions constituted were evaluated through Liability Adequacy Test (LAP).

In December 31, 2017, the LAT indicated the need for the additional constitution of technical provisions amounted to R$130,307 (12/31/2016 - R$85,395 and 12/31/2015 - R$57,523) for Indemnity Funds for Benefit (FGB) plans.

r) Provision for contingent assets and liabilities

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, lawsuits and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success, the amounts are fully recognized in the financial statements.

Provisions are reviewed at each financial statement date and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the outflows of resources and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

Provisions for the lawsuits and administrative proceedings are recorded when their risk of loss is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits, the legal opinion of the internal and external advisors, based on the best available information. For those lawsuits for which the risk of loss is possible, are not recorded and the information is disclosed in the financial statements (Note 24.h.) and for the lawsuits for which the risk of loss is remote, no disclosure is required.

Contingent assets are not recognized, except when there are guarantees or favorable lawsuits decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

On the favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements, to file a rescission lawsuit within a period determined by current legislation. Rescission lawsuits are considered as new events and will be evaluated for contingent liability purposes if and when they are filed.

s) Other liabilities

“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

t) Share-based compensation

The Bank has long-term compensation plans with vesting conditions. The main vesting conditions are: (1) service conditions, since it is necessary that the participant continues to be employed by the Bank during the term of the Plan for his rights to vest; (2) performance conditions, since the number of Units that ultimately vest will be determined according to the result of certain performance parameter of the Bank, such as: total Shareholder Return (TSR) and may be reduced in case of failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between actual and budget in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are linked to the market price of the Bank´s shares. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each plan when estimating the fair value.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

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

ii. Commissions, fees and similar items

Fees and commission income and expenses are recognized in the income statement using criteria that vary according to their nature (note 36). The main criteria are as follows:

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

v. Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in the income statement over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

v) Guarantees

v.1) Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, among others.

The Bank initially recognizes the commission of the financial guarantees as liability in the consolidated financial statements at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over their term.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

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

The provisions made for these transactions are recognized in the heading “Provisions - Provisions for contingent liabilities, commitments and other provisions” in the consolidated financial statements (note 24).

If a specific provision is required for financial guarantees, the related unearned commissions are recognized in the heading “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated financial statements are reclassified to the appropriate provision.

v.2) Guarantees and Credit Risk Mitigation Policy

Banco Santander controls the credit risk using the collateral in its operations. Each business unit is responsible for credit risk management and formalizes the use of collateral in its lending policies.

Banco Santander uses guarantees in order to increase its ability to recover operations subject to credit risk. The guarantees can be fiduciary, real, legal structures with power mitigation and compensation agreements. The Bank periodically reviews its policy guarantees through technical parameters, normative and also its historical basis, to determine whether the guarantee is legally valid and enforceable.

Credit limits are continually monitored and changed in client behavior function. Thus, the potential loss values represent a fraction of the amount available.

w) Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented in the consolidated financial statements. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 45-b contains information on the third-party assets managed by the Bank.

The investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated financial statements since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized in the heading “Fee and commission income” in the consolidated income statement.

x) Post-employment benefits

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) healthcare in case of retirement, permanent disability or death for those employees, and their direct beneficiaries.

Defined contribution plans

Defined contribution plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made are recognized in the heading "Interest Expense and Similar Charges" in the income statement.

Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 23. For this type of plan, the sponsoring entity’s obligation is to provide the benefits agreed with the former employees, assuming the potential actuarial risk that benefits will cost more than expected.

For defined benefit plan, the amendment of IAS 19 established fundamental changes in the accounting for and disclosure of employee post-employment benefits such as removing the corridor approach in the accounting for the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

In addition, there is full recognition in liabilities heading of actuarial losses (actuarial deficit) not recognized previously when they occur, which its counterparty is a heading in the stockholders’ equity (Other Comprehensive Income).

Main Definitions

- The present value of the defined benefit obligation is the present value without any deduction from the plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and past periods.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan assets in the financial statements when they meet the following characteristics: (i) the fund assets are sufficient to meet all employee benefit plan or the sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses correspond to changes in the present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service provided in the current period.

- The past service cost is the change in present value of defined benefit obligation for employee service provided in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the headings "Interest expense and similar Charges" and "Provisions (net)".

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

Deferred tax assets are only recognized as temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carry forwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Due to the change in social contribution tax rate, the group companies made the remeasurement of tax credit assets and deferred liabilities at the rates applicable to the period in which estimates the realization of assets and settlement of liabilities.

Income and expenses recognized directly in stockholders equity are accounted as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each financial statements date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Under the current regulation, the expected realization of tax credits is based on the Bank’s projections of future results and on technical study, as shown in Note 25.

PIS (Social Integration Program) and COFINS (Tax for Social Security Financing) have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

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

In preparing the consolidated cash flows statement, the high liquidity investments with insignificant risk of changes in their values were classified as "Cash and cash equivalents". The Bank classifies as cash and cash equivalents balances recorded in the headings "Cash and balance with the Brazilian Central Bank" and "Loans and amounts due from credit institutions" in the consolidated financial statements, except restricted resources and long-term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

Bank’s Management began segregating the "Effects of Exchange Rates on Assets and Liabilities". Consequently, the corresponding figures of the Cash Flow Statements were reclassified for the years ended December 31, 2016 and 2015 with the objective of better presentation of this accounting item.

3. Basis of consolidation

Below are highlighted the controlled entities and investment funds included in the consolidated financial statements of Banco Santander. Similar information regarding companies accounted by the equity method by the Bank is provided in Note 12.

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.	Activity	Direct	Participation % Direct and Indirect
Banco Bandepe S.A.	Bank	100,00%	100,00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	78,57%	99,99%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	100,00%	100,00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying club	100,00%	100,00%
Atual Companhia Securitizadora de Créditos Financeiros (Atual Securitizadora) (13)	Securitization	100,00%	100,00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	99,99%	100,00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros) (Previously named as SantanderParticipações S.A.) (3)(5) (7)(9)(10)(11) (20) (21)(22)	Other Activities	100,00%	100,00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet S.A.)	Payment Institution	88,50%	88,50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	100,00%	100,00%
Santander Brasil EFC	Financial	100,00%	100,00%
Santander Holding Imobiliária S.A. (Current Corporate Name of da Webcasas S.A.) (2) (17)	Holding	100,00%	100,00%
Controlled by Atual Securitizadora (13) (18)
Ipanema Empreendimentos e Participações (18)	Credit Management and Recovery Management	-	70,00%
Controlled by Ipanema Empreendimentos e Participações (18)
Gestora de Investimentos Ipanema (18)	Resource Manager	-	100,00%

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.	Activity	Direct	Participation % Direct and Indirect

Controlled by Getnet S.A.
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	-	100,00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia) (12)	Other Activities	-	100,00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	-	100,00%
Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	-	100,00%
Evidence Previdência S.A.	Social Securities	-	100,00%
Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super Pagamentos) (1) (19)	Payment Institution	-	100,00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado)(14)	Bank	-	60,00%
Banco PSA Finance Brasil S.A.	Bank	-	50,00%
Controlled by Olé Consignado (14)
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	-	100,00%
Olé Tecnologia Ltda. ((Current Corporate Name of Bonsucesso Tecnologia Ltda.) (4)	Other Activities	-	100,00%
Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil S.A. (Current Corporate Name of PSA Finance Arrendamento Mercantil S.A. (Santander Finance Arrendamento Mercantil))	Leasing	-	100,00%
Santander FIC FI Contract I Referenciado DI	Investment Fund		(a)
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund		(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund		(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund		(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund		(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund		(a)
Santander Fundo de Investimento Financial Curto Prazo	Investment Fund		(a)
Santander Fundo de Investimento Capitalization Renda Fixa	Investment Fund		(a)
Santander Paraty QIF PLC (6)	Investment Fund		(a)
Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (6)	Investment Fund		(a)
BRL V - Fundo de Investimento Imobiliário-FII (8)	Real Estate Investment Fund		(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI – Não Padronizado (Fundo Investimento Ipanema NPL VI)(15)	Investment Fund		(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI – Não Padronizado (Fundo Investimento Ipanema NPL V)(16)	Investment Fund		(a)
(a)	Company over which the Bank is exposed, or has rights, to variable returns and have the ability to affect those returns through the power of decision, in accordance with IFRS 10 - Consolidated Financial Statements. Banco Santander and its subsidiaries holds 100% of the shares of these investment funds.

(1)	In May, 2017, it was approved by Bacen the authorization process for the Company operates as a payment institution.

(2)	Through the Private Stock Purchase and Sale Agreement held on October 26, 2017, Santander Serviços sold its interest held in Webcasas S.A. to Banco Santander. The full sale occurred at book value.

(3)	On December 22, 2017, Santander Corretora de Seguros (current corporate name of Santander Participações SA), Cia de Ferro Ligas da Bahia - Ferbasa SA (Ferbasa) and Brazil Wind SA entered into an agreement for the sale of 100% (one hundred percent) of the shares issued by BW Guirapá I SA (respectively the Agreement and BW Guirapá I SA) held by Santander Corretora de Seguros and Brazil Wind SA to Ferbasa (Operation). Subject to confirmation of certain assumptions, the acquisition price for all the shares held by Santander Corretora de Seguros will be up to R$414 million, and there may be an additional payment of up to R$35 million if future targets have been met stipulated in the Contract. The closing of the Transaction remains conditioned, among other conditions, to: (i) approval of the Operation at the Extraordinary General Meeting of Ferbasa, in accordance with its corporate governance; (ii) obtaining the necessary approvals from the competent authorities; and (iii) maintenance of the ordinary course of business of BW Guirapá SA Considering the current stage of the operation and the expectation of its successful completion, this investment was written off against a credit in the asset, consequently the assets and liabilities of BW Guirapa and subsidiaries are no longer consolidated in the consolidated balance sheet, and the profit or loss is recorded in the income statement until November 30, 2017 (Note 11).

(4)	According to the contractual change on June 13, 2017, the shareholders agreed to change company´s name from Bonsucesso Tecnologia Ltda. to Olé Tecnologia Ltda.

(5)	Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. In the Irish market, an investment fund can not act directly and, for that reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have a financial position, and all position is derived from the financial position of Santander FI Hedge Strategies.

(6)	At the ESM held on September 29, 2017, Santander Corretora de Seguros’ shareholders’ equity increase was approved in the amount of R$12,900, based on the net assets of Santander Brasil Advisory calculated based on its book value at base date of August 31, 2017, of which the amount of R$8,463 was allocated to the share capital account of Santander Corretora de Seguros, increasing the current capital from R$1,717,652 to R$1,726,115, by issuing a total of 37,554 (thirty-seven thousand, five hundred and fifty-four) nominative common shares with no par value that were subscribed and paid-in on that date by Banco Santander, the issue price was set at R$343.50 per share, calculated based on their respective carrying amounts, on the base date of August 31, 2017.

(7)	The Banco Santander figured as lender of certain delayed debts (loans) which had real estate as guarantees. The process of credit recovery consists in converting into capital contributions by the Real Estate Fund in conjunction concomitant transfer of the same shares to Banco Santander through the process of payment in kind of the above credit operations payments.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

(8)	At the Extraordinary General Meeting (EGM) held on May 8, 2017, it was approved the change of company name from Santander Participações S.A. to Santander Corretora de Seguros, Investimentos e Serviços S.A. At the same EGM, it was approved the company´s purpose change.

(9)	At the ESM held on August 31, 2017, a capital increase of R$17,652 was approved, in view of the version of the net assets of Santander Microcrédito, based on its book value at the date - based on June 30, 2017, entirely destined to the share capital account of Santander Corretora de Seguros, transferring the capital stock from the current R$1,700,000 to R$1,717,652, through the issuance of a total of 51,776 (fifty-one thousand, seven hundred and seventy-six) registered common shares with no par value that were subscribed and paid by Banco Santander on that date, the issue price was set at R$340.93 per share, calculated based on their respective book values, on the base date of June 30, 2017.

(10)	On August 31, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Microcrédito by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on June 30, 2017, all of the assets, rights and obligations of Santander Microcrédito. With the extinction of Santander Microcrédito the Santander Corretora de Seguros became its successor in all its rights and obligations.

(11)	On March 9, 2017, under a contractual amendment, they resolved by mutual agreement to increase Integry Tecnologia’s capital stock in the amount of R$75,000, from the current R$1,276 to R$76,276, through the distribution of 75.000.000 (seventy and five million) of new quotas with a par value of R$1.00 each.

(12)	At the ESM held on September 11, 2017, a capital increase of R$120,000 was approved, through the issuance of 120,000,000 (one hundred and twenty million) new common shares, nominative and without par value, the capital stock of R$100.00 (one hundred reais) to R$120,000. The shares issued as a result of the capital increase were fully subscribed by the shareholder Banco Santander.

(13)	At the ESM held on December 19, 2017, it was approved the increase of the Olé Conignado´s share capital in the amount of R$120.000, increasing it from R$400.000 to R$520.000, through the issuance of 58.071.890 (fifty eight million, seventy one thousand, eight hundred ninety) new ordinary shares without par value. The share capital increase approved by the shareholders is still pending from Bacen´s approval.

(14)	This investment fund was formed and started to be consolidated in September of 2017. It refers to a structure where the Bank has sold certain loans agreements which were already written-off (agreements matured over 360 days) and transferred to this fund. The current Companhia Securitizadora de Créditos Financeiros (current Securitization Company) (Note 15), company controlled by the Bank, holds 100% of the fund´s shares.

(15)	This fund was consolidated in October 2017 and is indirectly controlled by Atual Securitizadora.

(16)	Investment acquired in October 2017.

(17)	At the ESM held on July 21, 2017, the capital increase of Super Payments in the amount of R$20,000 was approved, increasing the capital stock from R$49,451 to R$69,451 through the issuance of 50,724,086 (fifty million, seven hundred and twenty-four thousand and eighty-six) new nominative common shares, with no par value, in all identical to those previously existing, at the approximate issue price of R$394.29 per thousand shares at the book value of Super Payments on June 30, 2017. The shares issued were fully subscribed and paid-in on the same date by Aymoré CFI.

(18)	On September 29, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Brasil Advisory by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on August 31, 2017, all of the assets, rights and obligations of Santander Brasil Advisory. With the extinction of Santander Brasil Advisory the Santander Corretora de Seguros became its successor in all its rights and obligations.

(19)	On November 17, 2017, was formalized the acquisition by Banco Santander of the participation by Santusa Holding, S.L. (equivalent to 39.35%) in the share capital of Santander Serviços. Thus, Banco Santander becomes the holder of 99.99% of the shares of Santander Serviços. The amount of R$298,978 relating to goodwill was recorded.

(20)	On November 30, 2017, the merger and the Private Instrument of Protocol and Justification of the Merger Santander Serviços by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.). With the extinction of Santander Serviços , Santander Corretora de Seguros became its successor in all its rights and obligations.

a) Partnership Formation with HDI Seguros S.A. for the Creation of the Totally Digital Cars Insurance Company

On December 20, 2017, the Bank signed agreements with HDI Seguros S.A. (HDI), in order to form a partnership for the issuance, offering and commercialization of car insurance 100% digital, through the creation of a new insurance company – the Santander Auto, which is controlled 50% by Sancap, entity fully controlled by Banco Santander, and 50% by HDI. The conclusion of this operation is subjected to the compliance with determined conditions including relevant regulatory authorizations.

b) Opening of the branch in Luxembourg

The Brazilian Central Bank, on June 9, 2017, granted to Banco Santander the authorization for the incorporation of a branch in Luxembourg, with a capital equivalent to US$1 billion (approximately R$3.2 billion) and the purpose of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offering products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation and that it allows an increase of the ability to source funds.

The incorporation of the branch is still subject to the authorization to be granted by the Luxembourg financial authority.

c) Market Agreement for indirect purchase of share on equity capital of Ipanema Empreendimentos e Participações and Gestora de Investimentos Ipanema

On July 5, 2017, Atual Companhia Securitizadora de Créditos Financeiros, a company wholly-owned by Banco Santander (Brasil) S.A., signed a purchase and sale agreement to acquire the equity portion corresponding to 70% of the shares representing the share capital of the companies Ipanema Empreendimentos e Participações Ltda., Gestora de Investimentos Ipanema Ltda. and Fundo Investimento Ipanema NPL V. The transaction was approved by Bacen on September 19, 2017 and, after fulfillment of other conditions precedent, the parties concluded the transaction on October 16, 2017.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

d) Incorporation of the Gestora de Inteligência de Crédito – Partnership between Banco Santander and others banks in the Brazilian market

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito SA ("Company"), were signed by the shareholders, whose control will be shared among the shareholders who will hold 20% of the its share capital each. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

e) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the formation of a partnership with Hyundai Motor Brasil Mondadori de Automóveis Ltda. (Hyundai Motor Brasil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to clients and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% held by Aymoré CFI, 25% held by Hyundai Capital and 25% held by Hyundai Motor Brasil. Such partnership implementation shall be subject to the applicable regulatory approvals. In September 19, 2017, it was published on the Federal Official Diary the presidential decree recognizing the Brazilian government interest on the foreign participation in the national financial institution to be incorporated by Santander and Hyundai.

4. Change in the scope of consolidation

a) Sale of Santander Securities Services Brasil DTVM S.A.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares issued by Santander Securities Services Brazil Distribuidora de Títulos e Valores Mobiliários S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander Spain was concluded at the amount of R$859 million, according to what was informed to the market on June 19, 2014.

The transaction generated a gain of R$750,550 before taxes, recorded in the heading Result on disposal of assets not classified as non-current assets held for sale (Note 43).

The operation fits into the context of a global strategic partnership between Banco Santander Spain and a group led by Warburg Pincus LLC in qualified custody activity in Spain, Brazil and Mexico.

b) Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super Pagamentos”)

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super´s total voting capital its decision to make the call related to the call option for the acquisition of such shares, for the value of approximately R$113 million. The transaction was concluded on March 10, 2016.

Due to the event above, Aymoré, as the parent company, purchased the remaining equity instruments of Super entity and should, therefore, consider the paid value of goodwill for expected future profitability as a reduction of shareholders’ equity, since, according to the IFRS 10 this transaction is characterized as transactions between partners. For the same reason, the amount paid for the equity value of the interest participation acquired from non-controlling shareholder is a movement among Stockholders’ Equity accounts.

c) Agreement on the Acquisition of part of the Financial Operation of PSA Group in Brazil and a consequent creation of a Joint Venture Company

On August 1, 2016, after the fulfillment of the applicable conditions precedent, including obtaining the appropriate regulatory approvals, the Aymoré CFI and Banco Santander, in the context of a partnership between the Banque PSA Finance (Banque PSA) and Santander Consumer Finance in Europe for joint operation of the vehicle financing business of PSA brands (Peugeot, Citroën and DS), signed definitive documents for the creation of a financial cooperation with Banque PSA to offer a range of financial and insurance products to clients and dealers of PSA in Brazil.

The main vehicle of financial cooperation is Banco PSA Finance Brasil S.A. which is being held in the proportion of 50% by Aymoré CFI, a subsidiary of Banco Santander, and 50% by Banque PSA. The purchase price was equal to the book value (proportional) on the closing date (08/01/2016). The operation also included the acquisition by Banco Santander subsidiary, of 100% of Santander Finance Arrendamento Mercantil S.A (Current Company Name of PSA Finance Arrendamento Mercantil S.A.), whose price was equivalent to 74% of the equity (equal to the book value) on the closing date, and also the purchase of 50% of PSA Corretora de Seguros e Serviços Ltda., whose price was equal to the book value (proportional) on the closing date.

Banco Santander started to consolidate these companies from August 1, 2016.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

d) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (current Olé Consignado)

On February 10, 2015, with the approval of BACEN, the transaction was completed and Banco Santander, through Aymoré CFI, became the controlling shareholder of Olé Consignado, with 60% of the total and voting share capital through an investment of R$460 million. Olé Consignado kept the remaining portion of the share capital (40%).

In December 2015, it has completed the study of the allocation of the purchase price (Purchase Price Allocation - PPA) on the acquisition of Bonsucesso by Aymoré, based on acquisition date as below:

	Book value	Fair value
Financial assets - available-for-sale	121,468	121,468
Loans and Receivables	508,147	508,147
Others Assets	374,151	374,151
Intangible Assets (1)	-	62,000
Total assets	1,003,766	1,065,766
Financial liabilities	466,162	466,162
Others liabilities	397,604	397,604
Total liabilities	863,766	863,766
Capital increase by Aymore CFI	460,000	460,000
Total of net assets acquired	600,000	662,000
Non-controlling interest (2)		264,800
Total consideration transferred by Aymore to acquire control		460,000
Goodwill (3)		62,800

(1)	Intangible assets identified relate to brand and client relationship with estimated useful life of 10 years and 4 years, respectively.

(2)	The amount of non-controlling interests were measured at R$240 million as the proportional value of the net assets of the investee.

(3)	Goodwill will be tax deductible under current legislation.

Olé Consignado has become the exclusive vehicle of Banco Bonsucesso and its affiliates for the payroll credit supply in Brazil and should consolidate existing payroll loans portfolio in Banco Santander and Banco Bonsucesso, in accordance with the terms of the agreement. Banco Santander will continue to originate payroll loans through their own channels independently.

In the operation context, it was granted between institutions a put option (right of Olé Consignado to sell) and purchase (right of Banco Santander to acquire), relating to the shares held by Banco Bonsucesso, equivalent to 40% of the share capital of this company. According to IAS 32,a financial liability was recognized, the balance of which on December 31, 2017of R$484 million (2016 and 2015 - R$307 million) by the commitment made in relation to the put option, accounted in Shareholders’ Equity, the amount of R$67 million, non-controlling interests, the amount of R$240 million. In 2017, a tax credit of R$71 million was recognized and an expense in the consolidated statements of income, in the amount of R$177 million.

At the ESM held on March 3, 2016 the change of the corporate name of Banco Bonsucesso Consignado S.A. to Banco Olé Bonsucesso Consignado S.A. was approved, the process was approved by Bacen on June 1, 2016.

5. Cash and balances with the Brazilian Central Bank

Thousand of reais	2017	2016	2015
Cash and cash equivalents	5,242,869	4,445,940	7,141,137
of which:
Cash	4,569,443	3,316,800	2,995,112
Money market investments	673,426	1,129,140	4,146,025
Money market investments (1)	33,158,095	45,242,674	27,170,892
Central Bank compulsory deposits (2)	62,465,117	60,916,297	54,831,324
Total	100,866,081	110,604,911	89,143,353
(1)	Includes securities purchased under agreements to resell, long term and not considered cash equivalents.

(2)	Central Bank compulsory deposits relate to a minimum balance that financial institutions are required to maintain with Bacen based on a percentage of deposits received from third parties, considered as restricted use of resources.

6. Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated financial statements is as follows:

Thousand of reais	2017	2016	2015
Classification:
Loans and receivables	32,300,095	27,762,473	42,422,638
Of which:
Loans and amounts due from credit institutions, gross	32,369,110	27,963,914	42,601,397

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais	2017	2016	2015

Impairment losses (note 10.c)	(69,015)	(201,441)	(178,759)
Loans and amounts due from credit institutions, net	32,300,095	27,762,473	42,422,638
Loans and amounts due from credit institutions, gross	32,369,110	27,963,914	42,601,397

Thousand of reais	2017	2016	2015
Type:
Time deposits (2)	4,236,990	2,070,151	3,626,514
Reverse repurchase agreements (1) (2)	270,735	848,096	152,870
Escrow deposits	10,136,079	9,836,300	9,493,169
Cash and Foreign currency investments (2)	15,981,475	13,194,923	24,057,973
Other accounts	1,743,831	2,014,444	5,270,871
Total	32,369,110	27,963,914	42,601,397
Currency:
Brazilian Real	17,004,884	25,421,465	18,631,226
US dollar	15,044,088	1,658,980	23,607,170
Euro	307,633	779,314	323,053
Pound sterling	3,585	51,972	4,964
Other currencies	8,920	52,183	34,984
Total	32,369,110	27,963,914	42,601,397

Thousand of reais	2017	2016	2015

Cash equivalents (2):
Short-term transactions and low risk of change in its value	17,428,033	13,683,641	25,990,477

(1) Collateralized by debt instruments.

Note 45-d contains a detail of the residual maturity periods of loans and receivables.

7. Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousand of reais	2017	2016	2015
Classification:
Financial assets held for trading	34,879,681	59,994,946	25,193,598
Other Financial assets designated at fair value through profit or loss	1,658,689	1,668,749	1,506,570
Financial assets - available-for-sale	84,716,747	55,829,572	67,103,274
Investments Held-to-Maturity	10,214,454	10,048,761	10,097,836
Loans and receivables	17,616,515	16,283,259	11,812,701
Of which:
Debt Instruments	20,400,082	17,838,162	11,957,161
Impairment losses	(2,783,567)	(1,554,903)	(144,460)
Total	149,086,086	143,825,287	115,713,979
Type:
Government securities - Brazil (1)	122,362,389	122,971,854	93,439,724
Debentures and Promissory notes	12,097,230	12,922,763	11,967,222
Other debt securities	14,626,467	7,930,670	10,307,033
Total	149,086,086	143,825,287	115,713,979
Currency:
Brazilian Real	137,420,134	134,037,665	109,836,568
US dollar	11,665,952	9,107,513	5,111,982
Euro	-	680,109	765,429
Total	149,086,086	143,825,287	115,713,979
(1)       Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) National Treasury Notes (NTN-A, NTN-B, NTN-C e NTN-F).

The Debts Instruments are composed, mainly, of R$77,781,728 (2016 - R$71,810,310 and 2015 - R$58,958,355) of debt securities relating to repurchase agreements, R$2,305,158 (2016 - R$3,044,896 and 2015 - R$6,216,315) to compulsory deposits in Central Bank, R$6,273,561 (2016 - R$6,221,046 and 2015 - R$10,197,025) to guarantee of B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.) (Current Company Name of BM&FBovespa - Bolsa de Valores, Mercadorias e Futuros (BM&FBovespa)) transactions and R$4,473,298 (2016 - R$5,358,604 and 2015 - R$4,939,160) to escrow deposits and other guarantee.

Note 45-d contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

8. Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousand of reais	2017	2016	2015
Classification:
Financial assets held for trading	489,770	398,461	404,973
Other Financial assets designated at fair value through profit or loss	33,368	42,455	573,664
Financial assets available-for-sale	1,106,637	1,985,473	1,162,332
Total	1,629,775	2,426,389	2,140,969
Type:
Shares of Brazilian companies	389,113	1,185,653	1,168,186
Shares of foreign companies	5,347	3,588	11,445
Investment funds (1)	1,235,315	1,237,148	961,338
Total	1,629,775	2,426,389	2,140,969

(1) Composed mainly by investment on fixed income investment funds.

b) Changes

The changes in the balance of “Equity instruments – Financial assets held for trading” were as follows:

Thousand of reais	2017	2016	2015
Balance at beginning of year	398,461	404,973	391,656
Net additions (disposals)	(4,892)	(7,125)	26,273
Valuation adjustments	96,201	613	(12,956)
Balance at end of year	489,770	398,461	404,973

The changes in the balance of “Equity instruments – Other financial assets at fair value through profit or loss” were as follows:

Thousand of reais	2017	2016	2015
Balance at beginning of year	42,455	573,664	902,794
Net additions (disposals)	(1,586)	(531,209)	(318,307)
Valuation adjustments	(7,501)	-	(10,823)
Balance at end of year	33,368	42,455	573,664

The changes in the balance of “Equity instruments – Available-for-sale financial assets” were as follows:

Thousand of reais	2017	2016	2015
Balance at beginning of year	1,985,473	1,162,332	1,653,644
Net additions (disposals)	(830,395)	852,820	(482,406)
Valuation adjustments	(48,441)	(29,679)	(8,906)
Balance at end of year	1,106,637	1,985,473	1,162,332

9. Derivative financial instruments and Short positions

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber (i.e.. stock Exchange for example) or using the same methodology applied for swap contracts. The fair value of options derivatives (call and put) is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from these prices to be used as first input in these models.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

a) Trading and hedging derivatives

a.1) Derivatives Recorded in the Balance Sheet and Compensation Accounts

Portfolio Summary of Trading Derivative and Used as Hedge

	2017	2016	2015
Assets
Swap Differentials Receivable	15,781,207	15,321,646	22,312,106
Option Premiums to Exercise	553,217	935,520	895,684
Forward Contracts and Others	928,464	8,445,807	3,042,572
Total	17,262,888	24,702,973	26,250,362
Liabilities
Swap Differentials Payable	14,643,016	12,267,819	20,154,760
Option Premiums Launched	385,183	1,166,002	827,757
Forward Contracts and Others	1,649,287	6,802,794	3,734,442
Total	16,677,486	20,236,615	24,716,959

Summary by Category

Trading	2017		2016		2015

	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value
"Swap"		1,108,760		3,142,125		3,221,966
Assets	202,081,214	57,294,179	196,887,188	24,311,485	315,466,085	38,512,406
CDI (Interbank Deposit Rates)	33,289,522	22,409,496	44,868,680	22,759,822	38,808,344	9,081,792
Fixed Interest Rate - Real	95,700,715	-	126,300,261	-	200,528,046	-
Indexed to Price and Interest Rates	5,592,892	-	9,225,789	-	15,491,509	6,421,310
Foreign Currency	67,493,635	34,884,683	16,492,458	1,551,663	60,626,540	23,009,304
Others	4,450	-	-	-	11,646	-
Liabilities	199,709,355	(56,185,419)	184,350,947	(21,169,360)	295,696,266	(35,290,440)
CDI (Interbank Deposit Rates)	16,664,176	-	23,178,722	-	32,000,584	-
Fixed Interest Rate - Real	114,055,076	(21,687,884)	133,185,717	(17,414,147)	218,588,847	(35,280,694)
Indexed to Price and Interest Rates	40,146,968	(34,107,210)	12,767,212	(3,518,297)	6,930,103	-
Foreign Currency	28,420,467	-	15,049,776	(38,836)	38,176,732	(9,746)
Others	422,668	(390,325)	169,520	(198,080)	-	-
Options	190,061,609	168,034	175,841,405	(230,482)	91,877,351	67,927
Purchased Position	87,503,833	553,217	83,883,966	935,520	46,024,648	895,684
Call Option - US Dollar	9,369,821	169,542	12,693,748	181,463	5,018,652	665,655
Put Option - US Dollar	5,130,392	42,389	3,788,161	392,048	2,735,625	31,520
Call Option - Other	1,953,481	59,220	20,115,932	62,517	14,106,701	113,809
Interbank Market	1,185,310	389	17,391,500	7,062	13,114,822	93,435
Others (1)	768,171	58,831	2,724,432	55,455	991,879	20,374
Put Option - Other	71,050,139	282,066	47,286,125	299,492	24,163,670	84,700
Interbank Market	70,295,282	257,943	46,106,600	18,029	23,350,994	4,558
Others (1)	754,857	24,123	1,179,525	281,463	812,676	80,142
Sold Position	102,557,776	(385,183)	91,957,439	(1,166,002)	45,852,703	(827,757)
Call Option - US Dollar	5,595,163	(117,059)	4,314,988	(141,172)	3,331,244	(596,729)
Put Option - US Dollar	5,919,598	(77,145)	7,390,733	(952,407)	4,402,202	(73,815)
Call Option - Other	19,880,180	(35,961)	30,441,646	(46,940)	14,567,407	(122,683)
Interbank Market	19,151,110	(515)	27,597,764	(4,087)	13,730,262	(112,707)
Others (1)	729,070	(35,446)	2,843,882	(42,853)	837,145	(9,976)
Put Option - Other	71,162,835	(155,018)	49,810,072	(25,483)	23,551,850	(34,530)
Interbank Market	70,494,622	(126,743)	49,245,495	(5,793)	23,218,228	(1,615)
Others (1)	668,213	(28,275)	564,577	(19,690)	333,622	(32,915)
Futures Contracts	161,725,596	-	104,651,180	-	184,191,204	-
Purchased Position	54,806,022	-	40,396,456	-	41,186,341	-
Exchange Coupon (DDI)	9,616,936	-	14,473,180	-	4,274,352	-
Interest Rates (DI1 and DIA)	26,456,303	-	23,756,523	-	22,760,484	-
Foreign Currency	16,733,437	-	1,393,538	-	11,710,934	-
Indexes (2)	1,780,311	-	195,160	-	577,149	-
Others	219,035	-	578,055	-	1,863,422	-
Sold Position	106,919,574	-	64,254,724	-	143,004,863	-
Exchange Coupon (DDI)	55,016,928	-	15,048,490	-	58,499,504	-
Interest Rates (DI1 and DIA)	51,135,994	-	29,047,678	-	20,836,314	-
Foreign Currency	745,849	-	17,384,256	-	35,463,589	-
Indexes (2)	20,803	-	185,506	-	500,993	-
Treasury Bonds/Notes	-	-	2,588,794	-	49,163	-
Others	-	-	-	-	27,655,300	-
Forward Contracts and Others	47,823,561	(720,823)	50,853,154	1,643,013	51,051,014	(691,870)
Purchased Commitment	23,506,096	647,376	20,864,170	3,386,347	21,570,405	3,028,038

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Trading	2017		2016		2015

	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value
Currencies	21,525,220	618,007	19,951,984	3,391,275	21,570,405	2,690,632
Others	1,980,876	29,369	912,186	(4,928)	-	337,406
Sold Commitment	24,317,465	(1,368,199)	29,988,984	(1,743,334)	29,480,609	(3,719,908)
Currencies	22,096,104	(1,364,617)	29,911,406	(1,826,965)	29,140,219	(3,382,384)
Others	2,221,361	(3,582)	77,578	83,631	340,390	(337,524)

(1) Includes index options, mainly, options involving DI and CDI and shares.

(2) Includes Bovespa index and S&P.

a.2) Derivatives Financial Instruments by Counterparty

Notional				2017
	Customers	Related Parties	Financial Institutions(1)	Total
"Swap"	32,912,721	19,599,395	149,569,098	202,081,214
Options	11,263,513	1,240,309	177,557,787	190,061,609
Futures Contracts	-	-	161,725,596	161,725,596
Forward Contracts and Others	25,470,287	18,816,991	3,536,283	47,823,561

(1)       Includes trades with B3 S.A. (Current Company Name of BM&FBovespa) and other securities and commodities exchanges.

Notional				2016	2015
	Customers	Related Parties	Financial Institutions(1)	Total	Total
"Swap"	43,082,605	15,910,871	137,893,712	196,887,188	315,466,085
Options	5,916,105	839,182	169,086,118	175,841,405	91,877,351
Futures Contracts	-	-	104,651,180	104,651,180	184,191,204
Forward Contracts and Others	29,044,676	17,563,319	4,245,159	50,853,154	51,051,014

(1)       Includes trades with B3 S.A. (Current Company Name of BM&FBovespa) and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				2017
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total
"Swap"	20,705,247	51,021,102	130,354,865	202,081,214
Options	46,139,545	89,403,700	54,518,364	190,061,609
Futures Contracts	65,489,476	55,490,159	40,745,961	161,725,596
Forward Contracts and Others	25,015,557	14,250,495	8,557,509	47,823,561

Notional				2016	2015
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
"Swap"	17,499,576	26,810,380	152,577,232	196,887,188	315,466,085
Options	10,785,982	10,624,762	154,430,661	175,841,405	91,877,351
Futures Contracts	66,298,799	16,041,642	22,310,739	104,651,180	184,191,204
Forward Contracts and Others	28,235,186	17,826,727	4,791,241	50,853,154	51,051,014

a.4) Derivatives by Market Trading

Notional	Stock Exchange (1)	Over the Counter	2017 Total
"Swap"	67,112,505	134,968,709	202,081,214
Options	172,144,700	17,916,909	190,061,609
Futures Contracts	161,725,596	-	161,725,596
Forward Contracts and Others	395,212	47,428,349	47,823,561

(1) Includes trades with B3 S.A. (Current Company Name of BM&FBovespa) and with Cetip, derived from its incorporation by B3.

Notional	Stock Exchange (1)	Cetip (2)	Over the Counter	2016 Total	2015 Total
"Swap"	133,759,441	61,856,098	1,271,649	196,887,188	315,466,085
Options	166,899,868	8,234,147	707,390	175,841,405	91,877,351
Futures Contracts	104,651,180	-	-	104,651,180	184,191,204
Forward Contracts and Others	-	35,427,573	15,425,581	50,853,154	51,051,014

(1)       Includes trades with B3 S.A. (Current Company Name of BM&FBovespa) and with Cetip, derived from its incorporation by B3.

(2)       Includes amounts traded on other clearing houses.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

a.5) Hedge Accounting

There are three types of hedge accounting: Fair Value Hedge, Cash Flow Hedge and Foreign Currency Investments Hedge.

Fair Value Hedge

Banco Santander’s fair value strategy consists of hedging the exposure to changes in fair value related to recognized assets and liabilities.

The adopted fair value management methodology segregates transactions by risk factor (e.g. Real/Dollar foreign exchange risk, fixed Reais interest rate risk, Dollar foreign exchange coupon risk, inflation risk, interest rate risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with internal pre-established limits.

In order to hedge the changes of fair value in receivables and interest payments, Santander uses interest rate Swap contracts related to pre-fixed assets and liabilities.

Banco Santander applies fair value hedge as follows:

• It buys Foreign Currency + Coupon against % CDI swaps (sold jointly to the client) and designates them as a derivative instrument in a Hedge Accounting structure, having foreign currency loans as the hedged item. The operations were designated in January 2016 and its maturity is between January 2017 and 2021.

• Banco Santander has a portfolio of loan assets issued in foreign currency - Dollar at a fixed rate in the Balance Sheet of the “Santander EFC” (subsidiary in Spain), which operations are registered in euro. In order to manage this mismatch, the Bank designates each Foreign Currency Floating EUR X Fixed Dollar swap as the fair value hedge of the corresponding loan. The hedging operations were designated in 2013 and the related Swaps will mature between June 2017 and 2020.

• Banco Santander has a portfolio of Euro-indexed Assets traded in Cayman subsidiary. For this portfolio, the value of the asset in Euro will be converted into Dollar at the agreed exchange rate, on the recording date of the transaction. After the conversion, the principal, already denominated in Dollar will be restated by % CDI or a pre-fixed rate. The Assets will be covered by Cross Currency Swaps in order to transfer the risk in Dollar to LIBOR + Coupon. The hedging operations were designated in February 2017 and will mature between February 2017 and 2024.

• Banco Santander has a portfolio of Reais-indexed Assets traded in Cayman subsidiary. For this portfolio, the value of the Dollar asset will be converted into Reais at the exchange rate agreed on the recording date of the transaction. After the conversion, the principal, already denominated in Reais will be restated by % CDI or a pre-fixed rate. The Assets will be covered by Cross Currency Swaps in order to transfer the risk in Reais to LIBOR + Coupon. The hedging operations were designated in January 2016 and will mature between January 2017 and 2021.

Santander Arrendamento Mercantil (Leasing) has a portfolio of public securities indexed by Predefined interest rate Brazilian Treasury Bonds (NTN-F). The Bank designates each CDI versus Pre-defined interest rate swap contract as the fair value hedge of the corresponding asset. The hedging operations were designated in October 2017 and will mature between January 2018 and 2021.

• Banco Santander has a portfolio of public securities indexed by Predefined interest rate Brazilian Treasury Bonds (LTN/NTN-F) and designate them as fair value hedge objects. These assets will be hedged by Future Contracts (derivatives indexed by DI1 – B3/BM&F) with the objective to swap the Predefined interest rate risk to floating CDI risk. The hedge operations were designated in March 2017 and will mature between January 2018 and 2027.

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

a.1) Initial prospective test : it is restricted to a qualitative review of the critical terms and conditions of the hedge instrument and the hedged item in order to conclude whether changes in the fair value of both instruments are expected to fully offset each other.

a.2) Periodic prospective test: the sensitivity of the fair value of the hedged item and the hedging instrument will be periodically computed at a parallel variation of 10 basis points in the interest rate curve. For the purposes of effectiveness, these two sensitivity ratios should be between 80% and 125%.

b) Retrospective test: the retrospective effectiveness test will be performed by comparing the MTM change of the hedge instrument since the inception date with the MTM change of the hedged object since the inception date, excluding the transaction’s liquidity and credit spread:

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

In fair value hedges, gains or losses, both on hedge instruments and hedge objects (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

The linear regression model of the daily results and coefficient of determination for both tests (prospective and regressive) was used to evaluate the effectiveness and to measure the ineffectiveness of the Government Securities Bonds (LTN / NTN-F), demonstrating that the hedge remains effective.

	2017		2016		2015
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Fair Value Hedge
Debentures	-	-	-	-	10,502	-
Brazilian Treasury Bonds (LTN, NTN-F)	(388,446)	-	-	-	-	-
Eurobonds	-	-	13,163	-	2,051	-
Bonds (LEA)	(1,200)	-	-	-	-	-
NCE	-	-	-	-	53,131	-
Resolution 2770	304	-	-	-	35,338	-
Trade Finance Off	(57,386)	-	20,471	-	11,046	-
Total	(446,728)	-	33,634	-	112,068	-

	2017		2016		2015
	Adjustment to Market	Fair Value	Adjustment to Market	Fair Value	Adjustment to Market	Fair Value
Hedge Instruments
Swap Contracts	(95,672)	(130,683)	(26,703)	(136,467)	(66,990)	86,822
Assets	12,954	3,005,666	11,486	1,046,012	57,829	7,130,753
CDI (Interbank Deposit Rates) (5)	(357)	1,818,366	-	-	4,376	1,783,075
Fixed Interest Rate - Real	-	-	-	-	27,184	3,549,659
Indexed to Foreign Currency - Pre Dollar (1)	320	8,742	1,103	17,678	790	94,472
Indexed to Foreign Currency - USD/BRL - Dollar (2)(3) (4)	(23,585)	691,872	(8,957)	744,260	(10,904)	665,025
Indexed to Foreign Currency - Libor - Dollar	-	-	-	-	1,962	612,623
Indexed to Foreign Currency - Swiss Franc	-	-	-	-	-	-
Indexed to Foreign Currency - Euro (6)(7)	36,576	486,686	19,340	284,074	34,347	390,156
Indexed to Foreign Currency - Pre YEN	-	-	-	-	74	35,743
Liabilities	(108,626)	(3,136,349)	(38,189)	(1,182,479)	(124,819)	(7,043,931)
Indexed to Foreign Currency - US Dollar (6)	(20,109)	(261,915)	(14,958)	(323,197)	(55,892)	(1,082,503)
Indexed Indices of Prices and Interest	-	-	-	-	(30,982)	(831,156)
Indexed to Foreign Currency - Pre Dollar (5)	(16,303)	(225,857)	(1,103)	(17,676)	-	-
CDI (Interbank Deposit Rates) (1)(2)	(21,380)	(474,398)	(18,395)	(804,059)	(12,298)	(3,279,438)
Indexed to Foreign Currency - Libor - US Dollar	-	-	-	-	(61)	(41,513)
Fixed Interest Rate - Real (3) (8)	22	(1,640,708)	(3,733)	(37,547)	(25,586)	(1,809,321)
Indexed to Foreign Currency - Colombian Peso (7)	(13,863)	(219,392)	-	-	-	-
Indexed to Foreign Currency - Pre Euro (4)	(36,993)	(314,079)	-	-	-	-
Object of Hedge
Assets	77,623	3,126,828	23,165	693,132	110,003	3,103,783
Loans and Receivables	79,496	1,382,326	23,165	693,132	94,104	2,218,727
Indexed to Foreign Currency - US Dollar (6)	4,319	288,420	4,809	323,780	42,348	1,295,383
Indexed to Foreign Currency - Pre Dollar (5)	16,416	224,943	-	-	-	-

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

2017		2016		2015
Adjustment to Market	Fair Value	Adjustment to Market	Fair Value	Adjustment to Market	Fair Value

Indexed Indices of Prices and Interest (2)	-	-	-	-	52,984	916,765
CDI (Interbank Deposit Rates)	16,401	352,071	13,253	331,805	-	-
Fixed Interest Rate - Real (3)	3,900	21,077	5,103	37,547	(1,228)	6,579
Indexed to Foreign Currency - Colombian Peso (7)	(2,898)	173,990	-	-	-	-
Indexed to Foreign Currency - Pre Euro (4)	41,358	321,825	-	-	-	-
Debt instruments	(1,873)	1,744,502	-	-	15,899	885,056
CDI (Interbank Deposit Rates) (1)(2)	354	119,892	-	-	10,578	503,415
Fixed Interest Rate - Real (3)	91	6,082	-	-	5,321	381,641
National Treasury Notes - NTN F (9)	(2,318)	1,618,529	-	-	-	-
Liabilities	-	-	12,830	(803,929)	(8,383)	(3,520,951)
Foreign Borrowings	-	-	12,830	(803,929)	(8,342)	(3,485,167)
Indexed to Foreign Currency - US Dollar (2)	-	-	12,830	(803,929)	(8,342)	(3,485,167)
Marketable debt securities	-	-	-	-	(41)	(35,784)
Eurobonds	-	-	-	-	(41)	(35,784)

Hedge Instruments	12/31/2017 Reference Value
Swap Contracts (8)	22,206,615
Interest Rate (DI1 and DIA)	22,206,615

		12/31/2017
	Adjustment to Market	Fair Value
Object of Hedge
Assets	364,434	24,779,831
Securities - Available for Sale
Government Securities (8)	364,434	24,779,831
National Treasury Bills - LTN	219,611	13,893,932
National Treasury Notes - NTN F	144,823	10,885,899
(1)	Passive instruments whose hedged items are securities represented by promissory notes indexed in Certificates of Interbank Deposits (CDI) with market value of R$109,538 (12/31/2016 - R$108,845).

(2)	These are passive instruments whose hedge items are credit operations and securities represented by promissory notes indexed in interbank deposit certificates (CDI), with market value of credit operations of R$352,071 and promissory notes of R$10,354 (12/31/2016 - R$108,844 and 12/31/2015 - 381,641) and on December 31, 2017 assets instruments whose hedged items are foreign currency indexed bonds denominated in foreign currency - US dollar in the market value of R$803,929 (12/31/2016 - 803,929).

(3)	These are passive instruments whose hedged items are securities and securities represented by promissory notes indexed to Real interest rates with market value of R$6,082 (12/31/2016 - R$37,547 and 12/31/2015 - R$6,579) and credit operations in the amount of R$21,077.

(4)	These are passive instruments whose hedged items are credit operations indexed in foreign currency - euro at the market value of R$321,825.

(5)	These are passive instruments whose hedged items are credit operations indexed in foreign currency - US dollar in the market value of R$224,943.

(6)	These are passive instruments whose hedge items are credit operations indexed in foreign currency - US dollar with a market value of R$288,420 (12/31/2016 - R$323,782).

(7)	These are passive instruments whose hedged items are credit operations indexed in foreign currency - Colombian peso with market value of R$173,990.

(8)	These are obligations over instruments whose hedged items are pre-fixed government securities with a market value of R$1,618,529.

(9)	Current value of the instruments as of December 31, 2017 is R22,206,615.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Banco Santander applies cash flow hedges as follows:

• Fixed Dollar Liabilities and Reais asset swaps and designates them as instruments in a Cash Flow Hedge structure, having loans indexed in Reais with third-parties established at the Cayman Islands as the hedged objects. The hedging operations were designated in January 2016 and will mature between January 2017 and 2021.

• USD futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as instruments in a Cash Flow Hedge structure, having part of its dollar Loan portfolio as the hedged objects. The hedging operations were designated in 2007 and will mature between January 2017 and 2025.

• Fixed Dollar Asset and Floating Reais Liability swaps and designates them as instruments in a Cash Flow Hedge structure, having loans indexed in Reais with third-parties established at the Cayman Islands as the hedged objects. The hedging operations were designated in January 2017 and will mature in January 2018.

• It buys Fixed Dollar Asset and Floating Reais Liability swaps and designates them as instrument in a Cash Flow Hedge structure, having loans indexed in Reais with an Investment Fund established at the Cayman Islands as the hedged item. The hedging operations were designated in June 2017 and will mature until February 2018.

• Banco Santander has a portfolio of Government Securities indexed to a Post Fixed rate bonds and designates them as instrument in a Cash Flow Hedge structure. The Assets will be covered by DI1 Futuro (B3 S.A. (Current Company Name of BM&FBovespa)), instruments in order to transpose the Post-Fixed risk to floating CDI. The hedge operations were designated in June 2017 and the maturities will occur between January 2021 and 2023.

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

Any ineffectiveness are recognized in the income statement.

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

a.1) Periodic Prospective Test: According to the agreed process flow, Market Risk Department performs the projections of three scenarios to the tests, such as: 1st) 10bps in the curve; 2nd) 50bps in the curve and, 3rd) 100bps in the curve. Using the validated estimates, the prospective test are performed tests through the valuation of both positions measured at fair value.

a.2) Initial Prospective Test: the methodology of the periodic prospective test should also be applied on the initial date of each new strategy.

b) Retrospective Test: It should be made monthly with historical data to demonstrate cumulatively that the hedge was effective, according to the methodology presented previously. Any ineffectiveness are recognized in the income statement.

The Ineffective portion will be recognized through the prospective hedge test.

Effectiveness should range between 80% and 125%.

In cash flow hedges, the effective portion of changes in the value of the hedge instruments is temporarily recognized in equity heading “Other comprehensive income - cash flow hedges” until the expected transactions occur, when this portion is then recognized in the consolidated income statement. However, if the expected transactions result in the recognition of non-financial assets or liabilities, this portfolio will be included in the cost of financial assets or liabilities. The non-effective portion of the change in the value of foreign exchange hedge derivatives is recognized directly in the consolidated income statement. The non-effective portion of gains and losses on cash flow hedge instruments in a foreign operation is recognized directly in “Gains (losses) with (net) financial assets and liabilities” in the consolidated income statement. In 2017 the Bank registered an income in the amount of R$9,266 referred to the non-effective portion, in 2016 and 2015 there were no non-effective portion identified.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

		2017	2016		2015
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
Eurobonds	(25,576)	-	(20,535)	-	(29,750)	-
Trade Finance Off	(94,896)	9,266	-	-	-	-
Government Securities (LFT)	129,995	-	-	-	-	-
Loans and Receivables	-	-	174,956	-	(575,571)	-
Total	9,523	9,266	154,421	-	(605,321)	-

	2017		2016		2015
	Adjustment to Fair Value	Fair Value	Adjustment to Fair Value	Fair Value	Adjustment to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(25,142)	160,114	(27,261)	48,169	(35,492)	(1,151,442)
Asset	97,846	2,361,070	137,664	1,952,189	151,793	7,931,100
Indexed to Foreign Currency - Swiss Franc	-	-	-	-	6,998	1,244,985
Indexed to Foreign Currency - Chile	-	-	-	-	1,622	302,907
Indexed in Reais (3)	-	-	-	-	(13,690)	3,733,095
Indexed to Foreign Currency - Pre Dollar	(42,149)	992,879	84,812	1,477,821	127,632	2,170,572
Indexed to Foreign Currency - Euro	134,435	1,223,004	52,852	474,368	29,231	479,541
Indexed to Foreign Currency - USD/BRL - Dollar	5,560	145,187	-	-	-	-
Liabilities	(122,988)	(2,200,956)	(164,925)	(1,904,020)	(187,285)	(9,082,542)
CDI (Interbank Deposit Rates)	(5,735)	(147,925)	(995)	(341,938)	-	-
Indexed to Foreign Currency - Pre Dollar	-	-	-	-	(17,767)	(6,598,073)
Indexed to Foreign Currency - Reais	-	-	(1,288)	(199,954)	-	(22,855)
Indexed to Foreign Currency - Pre Euro	13,639	(895,399)	(102,998)	(805,326)	(133,376)	(1,851,822)
Indexed to Foreign Currency - Dollar	(130,892)	(1,157,632)	(59,367)	(548,684)	(34,379)	(544,339)
Indexed to Foreign Currency - Reais	-	-	(277)	(8,118)	(1,763)	(65,453)

	2017 Notional	2016 Notional	2015 Notional
Hedge Instruments
Future Contracts	54,995,334	80,149,530	72,798,063
Trade Finance Operations (6)	54,995,334	80,149,530	72,798,063
Foreign Currency - Dollar	3,362,582	450,571	2,651,572
Interest Rate (DI1 and DIA)	32,344,276	46,314,644	34,303,028
Interest Rate DDI1	19,288,476	33,384,315	35,843,463
Securities-available for sale	5,304,261	-	-
Government Securities (6)	5,304,261	-	-
Interest rate (DI1 and DIA)	5,304,261	-	-

	2017	2016	2015
Hedge Item - Cost
Assets	25,697,291	27,858,923	37,251,860
Lending Operations - Financing and Export Credit and Imports	7,632,915	24,720,800	35,743,885
Loans and Receivables	10,989,230	496,874	641,421
Brazilian Foreign Debt Bonds	809,660	701,300	866,554
Available for sale - Promissory Notes - NP	1,194,266	1,939,949	-
Government Securities -LFT (6)	5,071,220	-	-
Liabilities	-	(1,332,972)	(1,995,118)
Foreign Borrowings	-	(1,332,972)	-
Eurobonds	-	-	(1,995,118)
(1)	Operations due April 1, 2021 (12/31/2016 - operations due April 1, 2021 and 12/31/2015 - operations due March, 18, 2016 and April 1,2021), which hedge objects are securities operation represented by title Brazilian External Debt Bonds.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

(2)	Operation maturing on January 5 and April 14, 2018, whose hedged items are securities represented by promissory notes.

(3)	Operations maturing between January, 30 2018 and September 30, 2022 (12/31/2016 - operations maturing between January, 2017 to December, 2025 and 12/31/2015 - operations maturing between August 2016 and June 2021), which objects "hedge" contracts are loans from lending institutions.

(4)	Operations with maturities between January 2018 and December 2020, whose hedge items are deposits with interbank deposit certificates (CDI), bills of exchange (LC) and financial letters (LF).

(5)	Transactions with maturity between February, 2018 and November, 2026 (12/31/2016 - transactions with maturities between January, 2017 to January, 2018 and 12/31/2015 - transactions with maturities between January, 2016 to December, 2024) and restated instrument value of R$16,811,747 (12/31/2016 - R$29,164,917 and 12/31/2015 - R$35,743,844) where operations are denominated futures in US dollars and futures in DI and IDD when used in conjunction with the foreign exchange coupon hedges the trade finance operations, whose hedge is Lending Operation - Financing and Credit to Export and Imports, lending operations, other credits, securities represented by promissory notes and foreign loan obligations.

(6)	Operation maturing between March, 2021 and March, 2023 updated value of the instruments of R$5,304,261, whose object of "hedge" are Financial Treasury Bills - LFT, recorded in securities.

The effect of marking to market the swaps and future contracts corresponds to a credit in the amount of R$116,441 (2016 - corresponds to a debit in the amount of R$69,489 and 2015 - corresponds to a debit in the amount of R$345,373) accounted on Stockholders equity, net of tax effects, of which R$9,342 (12/31/2016 - R$59,930) will be realized in the next twelve months.

Hedging of Foreign Investments

Banco Santander reevaluated the investment structure of the wholly-owned subsidiary in Madrid (EFC), as it noted that due to the change in the strategy of the operation in practice, this subsidiary has a business model in which the Bank has a significant influence on driving and decision-making of its activities. According to the concept discussed in IAS 21, Management concluded that the functional currency of this investment is the Real and, therefore, this change becomes effective prospectively as from January 2017. In addition, the Hedge Accounting structure of Foreign investment that Banco Santander had on this investment was discontinued as of the date of change of the functional currency. In this way, the functional currency of Santander EFC and the Cayman agency is Real and the exchange rate differences of operations in foreign currency are recorded in the income statement. In order to hedge the exchange rate exposures, the Bank uses derivatives, and for both investments abroad the Bank does not apply Hedge Accounting. Foreign exchange variations on foreign currency transactions and the effect of derivatives used in economic protection (futures contracts) are recorded in the income statement.

On December 31, 2016, the notional value of this investment hedge was R$2,687,347, maturing between January 2017 and June 2017 and the effect of R$2,552,596 of the exchange variation recorded in stockholders’ equity, net of the tax effects.

a.6) Derivatives Pledged as Guarantee

The margin used as guarantee of the transactions traded on the B3 S.A. with derivative financial instruments from own and third parties portfolios are composed by government securities.

	2017	2016	2015
Financial Treasury Bill - LFT	708,960	1,556,804	330,605
National Treasury Bill - LTN	4,371,286	4,636,644	8,757,097
National Treasury Notes - NTN	1,193,315	27,598	757,969
Total	6,273,561	6,221,046	9,845,671

b) Short positions

On December 31, 2017 the balance of short positions totaled R$32,808,392 (2016 - R$31,694,269 and 2015 - R$20,047,631) which includes the amount of financial liabilities resulting from the direct sale of financial assets purchased through resale or loan commitments.

10. Loans and advances to clients

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to clients” in the consolidated financial statements is as follows:

Thousand of reais	2017	2016	2015
Loans and receivables	272,420,157	252,002,774	252,033,449
Of which:
Loans and receivables at amortized cost	287,829,213	268,437,556	267,266,449
Impairment losses	(15,409,056)	(16,434,782)	(15,233,000)
Loans and advances to customers, net	272,420,157	252,002,774	252,033,449
Loans and advances to customers, gross	287,829,213	268,437,556	267,266,449

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais	2017	2016	2015
Type:
Loans operations (1)	272,561,017	257,256,452	257,671,667
Lease Portfolio	1,888,444	2,092,882	2,126,210
Repurchase agreements	403,415	308,483	517,536
Other receivables (2)	12,976,337	8,779,739	6,951,036
Total	287,829,213	268,437,556	267,266,449

(1)       Includes loans and other loans with credit characteristics.

(2)       Refers substantially to Foreign Exchange Transactions and Other Receivables with credit granting characteristics.

Note 45-d contains a detail of the residual maturity periods of loans and receivables.

There are no loans and advances to clients for material amounts without fixed maturity dates.

b) Detail

Following is a detail, by loan type and status, borrower sector and interest rate formula, of the loans and advances to clients, which reflect the Bank’s exposure to credit risk in its core business, gross of impairment losses:

Thousand of reais	2017	2016	2015
Loan borrower sector:
Commercial, and industrial	140,619,110	140,992,900	150,880,864
Real estate-construction	34,808,681	36,650,011	36,851,879
Installment loans to individuals	110,512,978	88,701,763	77,407,496
Lease financing	1,888,444	2,092,882	2,126,210
Total (1)	287,829,213	268,437,556	267,266,449

(1) It includes commercial credit, secured loans, reverse repurchase agreements, finance leases, other term loans and impaired assets.

Thousand of reais	2017	2016	2015
Interest rate formula:
Fixed interest rate	202,592,491	178,231,509	173,018,504
Floating rate	85,236,722	90,206,047	94,247,945
Total	287,829,213	268,437,556	267,266,449

								2017
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total
Commercial and industrial	103,377,571	59.33%	31,262,492	37.89%	5,979,047	19.25%	140,619,110	48.85%
Real estate	7,791,753	4.47%	10,970,004	13.29%	16,046,924	51.65%	34,808,681	12.09%
Installment loans to individuals	62,078,225	35.63%	39,393,699	47.74%	9,041,054	29.10%	110,512,978	38.40%
Lease financing	1,000,418	0.57%	886,833	1.07%	1,193	0.00%	1,888,444	0.66%
Loans and advances to customers, gross	174,247,967	100.00%	82,513,028	99.99%	31,068,218	100.00%	287,829,213	100.00%

								2016
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total
Commercial and industrial	99,657,024	61.65%	35,789,118	45.10%	5,546,758	20.23%	140,992,900	52.52%
Real estate	8,648,702	5.35%	11,761,420	14.82%	16,239,889	59.23%	36,650,011	13.65%
Installment loans to individuals	52,205,927	32.29%	30,867,880	38.90%	5,627,956	20.53%	88,701,763	33.05%
Lease financing	1,152,579	0.71%	937,951	1.18%	2,352	0.01%	2,092,882	0.78%
Loans and advances to customers, gross	161,664,232	100.00%	79,356,369	100.00%	27,416,955	100.00%	268,437,556	100.00%

Thousand of reais	2017	2016	2015
Maturity
Less than 1 year	174,247,968	161,664,232	116,555,381
Between 1 and 5 years	82,513,030	79,356,369	104,563,829
More than 5 years	31,068,215	27,416,955	46,147,239
Loans and advances to customers, gross	287,829,213	268,437,556	267,266,449
Internal risk classification
Low	226,098,497	207,889,639	211,645,464
Medium-low	33,635,378	32,104,168	29,500,791
Medium	10,423,293	10,940,879	8,638,914

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais	2017	2016	2015
Medium - high	8,215,024	6,976,969	8,552,474
High	9,457,021	10,525,901	8,928,806
Loans and advances to customers, gross	287,829,213	268,437,556	267,266,449

c) Impairment losses

The changes in the allowances for the impairment losses on the balances of “Loans and receivables” were as follows:

Thousand of reais	2017	2016	2015
Balance at beginning of year	18,191,126	15,411,759	13,562,811
Impairment losses charged to income for the year	13,492,072	14,383,935	13,723,179
Of which:
Commercial and industrial	5,499,018	6,523,051	6,634,110
Real estate-construction	471,366	369,431	91,196
Installment loans to individuals	7,460,458	7,616,819	6,765,541
Lease financing	61,230	(125,366)	232,332
Write-off of impaired balances against recorded impairment allowance	(13,421,560)	(11,604,568)	(11,874,231)
Of which:
Commercial and industrial	(5,715,903)	(4,553,166)	(4,953,324)
Real estate-construction	(341,804)	(189,625)	(77,412)
Installment loans to individuals	(7,312,310)	(6,810,997)	(6,621,809)
Lease financing	(51,543)	(50,780)	(221,686)
Balance at end of year	18,261,638	18,191,126	15,411,759
Of which:
Loans and advances to customers	15,409,056	16,434,782	15,233,000
Loans and amounts due from credit institutions (Note 6)	69,015	201,441	178,759
Provision for Debt Instruments (Note 7)	2,783,567	1,554,903	-

Recoveries of loans previously charged off	1,153,931	994,101	757,320
Of which:
Commercial and industrial	412,514	562,393	293,668
Real estate-construction	209,940	102,826	86,360
Installment loans to individuals	521,589	314,422	348,090
Lease financing	9,888	14,460	29,202

Taking into account these amounts recognized in “Impairment losses charged to income for the year” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted on December 31, 2017 R$12,338,141 (2016 - R$13,389,834 e 2015 - R$12,965,859).

The balances of the provision for losses due to non-recovery by debtor sector are as follows:"

Thousand of reais	2017	2016	2015
Commercial and industrial	10,338,225	10,555,109	8,585,225
Real estate - Construction	493,422	363,859	184,053
Installment loans to individuals	7,373,969	7,225,822	6,420,000
Lease financing	56,022	46,336	222,481
Total	18,261,638	18,191,126	15,411,759

d) Impaired assets

The details of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to clients” (as defined at Note 1.i) and considered to be impaired due to credit risk are as follows:

Thousand of reais	2017	2016	2015
Balance at beginning of year	18,887,132	18,599,379	14,011,225
Net additions	13,679,423	11,892,321	16,462,385
Written-off assets	(13,421,560)	(11,604,568)	(11,874,231)
Balance at end of year	19,144,995	18,887,132	18,599,379

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Following is a detail of the financial assets considered to be impaired classified by age of the oldest past-due amount:

Thousand of reais	2017	2016	2015
With no Past-Due Balances or Less than 3 Months Past Due	10,844,831	10,550,548	10,307,442
With Balances Past Due by
3 to 6 Months	4,123,796	2,983,575	3,763,466
6 to 12 Months	3,791,805	4,921,527	4,186,323
12 to 18 Months	271,965	339,596	265,407
18 to 24 Months	20,825	53,578	20,045
More than 24 Months	91,773	38,308	56,696
Total	19,144,995	18,887,132	18,599,379
Debt Sector
Commercial and industrial	11,993,953	11,628,655	10,748,644
Real estate - Construction	781,886	718,514	828,966
Installment loans to individuals	6,304,134	6,487,717	6,970,241
Lease financing	65,022	52,246	51,528
Total	19,144,995	18,887,132	18,599,379

e) Loan past due for less than 90 days but not classified as impaired

Thousand of reais	2017	% of total loans past due for less than 90 days	2016	% of total loans past due for less than 90 days	2015	% of total loans past due for less than 90 days
Commercial and industrial	3,559,349	19.90%	4,141,349	23.79%	5,072,197	24.27%
Real estate - Construction	4,879,563	27.29%	5,201,709	29.88%	7,551,584	36.13%
Installment loans to individuals	9,266,366	51.82%	7,957,294	45.71%	8,235,699	39.40%
Financial Leasing	176,528	0.99%	108,607	0.62%	41,013	0.20%
Total (1)	17,881,806	100.00%	17,408,959	100.00%	20,900,493	100.00%

f) Lease at present value

As at December 31, 2017, 2016 and 2015 there were no material agreements for lease contracts.

Breakdown by maturity

Gross investment in lease transactions

Thousand of reais	2017	2016	2015
Overdue	11,412	16,051	21,127
Due to:
Up to 1 year	1,057,023	1,207,473	1,241,798
From 1 to 5 years	1,101,104	1,190,844	1,184,418
Over 5 years	2,177	4,079	6,078
Total	2,171,716	2,418,447	2,453,421

g) Transfer of financial assets with retention of risks and benefits

On December 31, 2017, the amount recorded on “Loans and advances to clients” related to loan portfolio assigned is R$431,397 (2016 - R$783,967 and 2015 - R$202,113), and R$428,248 (2016 - R$774,673 and 2015 - R$190,333 ) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer” (Note 22).

The foregoing transfer was conducted with a recourse clause and the mandatory repurchase is provided for in the following events:

- agreements in default for longer than 90 consecutive days;

- agreements under renegotiation;

- agreements subject to portability pursuant to Resolution 3,401 of the Brazilian Monetary Council (CMN);

- agreements subject to rights of intervention by certain parties to the contract.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

11. Non-current assets held for sale

At December 31, 2017, 2016 and 2015, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets. The change in the "Non-current assets held for sale" is as follows:

Thousand of reais	2017	2016	2015
Balance at beginning of year	1,418,308	1,310,033	978,274
Loan repayments - repossession of assets	524,497	834,903	293,440
Capital Increase in Companies held for sale	-	10,462	355,538
Additions / disposals (net) due to change in the scope of consolidation (2)	-	(497,847)	-
Sales (1)	(434,553)	(239,291)	(317,321)
Others	(704)	48	102
Final balance, gross	1,507,548	1,418,308	1,310,033
Impairment losses (3)	(352,092)	(80,423)	(72,540)
Impairment as a percentage of foreclosed assets	23.37%	10.52%	5.54%
Balance at end of year	1,155,456	1,337,885	1,237,493
(1)	In 2015, it mainly refers to the sale by Santander Corretora de Seguros (Current corporate name of Santander Participações S.A.) of its total interest in Santos Energia and its subsidiaries and, in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. and Gestamp Eólica Lagoa Nova S.A.

(2)	On September 30, 2016, as a result of the non-expectation of sale of investment in BW Guirapá and controlled, from a market period, an administrator transferred the total of this balance to the caption of investments in affiliated and controlled companies in the country (Note 12). In 2017, as described at note 3, this investment was sold.

(3)	In 2017, includes the amount of R$271,670 of provisions for devaluations on real estate and which were subsequently sold, constituted from valuation reports prepared by specialized external consulting, recorded as a provision for impairment losses, in 2016, this provision was R$239,291 (Note 44).

Provisions for devaluations on real estate

On December 31, 2017, includes in the caption "Gains (losses) on non-current assets held for sale not classified as discontinued operations" the amount of R$337,686 of provisions for devaluations on real estate, based on appraisal reports prepared by specialized external consulting.

12. Investments in associates and joint ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled when they possess a shareholders’ agreement, which sets that the strategic, financial and operating decisions requires the unanimous consent of all investors.

Significant Influence

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating decisions of the investee) but it does not control or has joint control over the investee.

a) Breakdown

					Participation %
Jointly Controlled by Banco Santander	Activity	Country	2017	2016	2015
Banco RCI Brasil S.A. (2)	Bank	Brazil	39.89%	39.89%	39.89%
Norchem Participações e Consultoria S.A.(1)	Other Activities	Brazil	50.00%	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (1) (4) (9)	Securitization	Brazil	9.72%	9.72%	13.64%
Estruturadora Brasileira de Projetos S.A. - EBP (1) (9) (11)	Other Activities	Brazil	11.11%	11.11%	11.11%
Gestora de Inteligência de Crédito (5)(10)	Credit Bureau	Brazil	20.00%	-	-
Campo Grande Empreendimentos	Other Activities	Brazil	25.32%	25.32%	25.32%

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.)
Webmotors S.A. (7) (8)(12)	Other Activities	Brazil	70.00%	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	19.81%	19.81%	19.81%
PSA Corretora de Seguros e Serviços Ltda. (6)(13)(14)	Insurance Broker	Brazil	50.00%	50.00%	0.00%

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Participation %
Jointly Controlled by Banco Santander	Activity	Country	2017	2016	2015

Jointly Controlled by Getnet S.A.
iZettle do Brasil Meios de Pagamento S.A. ("iZettle do Brasil”) (3)	Other Activities	Brazil	-	-	50.00%
Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	21.75%	21.75%	21.75%

			Investments
	2017	2016	2015
Jointly Controlled by Banco Santander (11)	495,264	578,761	567,367
Banco RCI Brasil S.A. (2)	427,801	538,756	526,680
Norchem Participações e Consultoria S.A.(1)	25,550	26,302	23,665
Cibrasec - Companhia Brasileira de Securitização (1) (4) (9)	7,438	7,435	10,325
Estruturadora Brasileira de Projetos S.A. - EBP (1) (9)(11)	4,707	6,268	6,697
Gestora de Inteligência de Crédito (5)(10)	29,513	-	-
Gestora de Inteligência de Crédito (5)(10)	255	-	-
Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	350,440	390,336	476,640
Webmotors S.A. (7) (8)(12)	197,930	246,965	339,899
Tecnologia Bancária S.A. - TECBAN (1)	151,019	142,713	136,741
PSA Corretora de Seguros e Serviços Ltda. (6)(13)(14)	1,491	658	-
Jointly Controlled by Getnet S.A.	-	-	(2,768)
iZettle do Brasil Meios de Pagamento S.A. (3)	-	-	(2,768)
Significant Influence of Banco Santander	20,860	20,980	19,504
Norchem Holding e Negócios S.A. (1)	20,860	20,980	19,504
Total	866,564	990,077	1,060,743

			Results of Investments
	1/01 to 12/31/2017	1/01 to 12/31/2016	1/01 to 12/31/2015
Jointly Controlled by Banco Santander	39,904	16,748	85,993
Banco RCI Brasil S.A. (2)	44,384	14,175	85,221
Norchem Participações e Consultoria S.A.(1)	1,333	2,637	1,976
Cibrasec - Companhia Brasileira de Securitização (1) (4) (9)	389	366	340
Estruturadora Brasileira de Projetos S.A. - EBP (1) (9)(11)	(1,560)	(430)	(1,544)
Gestora de Inteligência de Crédito (5)(10)	(4,642)	-	-
Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	30,430	29,538	29,309
Webmotors S.A. (7)(8)(12)	21,290	23,019	23,397
Tecnologia Bancária S.A. - TECBAN (1)	8,307	5,971	5,912
PSA Corretora de Seguros e Serviços Ltda. (6)(13)(14)	833	548	-
Jointly Controlled by Getnet S.A.	-	(225)	(491)
iZettle do Brasil Meios de Pagamento S.A.(3)	-	(225)	(491)
Significant Influence of Banco Santander	1,217	1,476	1,501
Norchem Holding e Negócios S.A. (1)	1,217	1,476	1,501
Total	71,551	47,537	116,312

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

			2017
	Total assets	Total liabilities	Total profit (11)
Jointly Controlled by Banco Santander	9,432,738	8,043,604	43,866
Banco RCI Brasil S.A. (2)	9,057,261	7,985,647	74,452
Norchem Participações e Consultoria S.A.(1)	78,674	27,574	2,665
Cibrasec - Companhia Brasileira de Securitização (1) (4) (9)	86,378	9,884	4,000
Estruturadora Brasileira de Projetos S.A. - EBP (1) (9)(11)	42,627	264	(14,040)
Gestora de Inteligência de Crédito (5)(10)	167,798	20,235	(23,211)
Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	1,967,989	1,077,782	74,861
Webmotors S.A. (7)(8)(12)	490,458	50,413	31,264
Tecnologia Bancária S.A. - TECBAN (1)	1,472,774	1,025,593	41,932
PSA Corretora de Seguros e Serviços Ltda. (6)(13)(14)	4,757	1,776	1,665
Significant Influence of Banco Santander	122,176	26,267	5,597
Norchem Holding e Negócios S.A. (1)	122,176	26,267	5,597
Total	11,522,903	9,147,653	124,324

			2016
	Total assets	Total liabilities	Total profit (11)
Jointly Controlled by Banco Santander	8,831,611	7,318,656	89,544
Banco RCI Brasil S.A. (2)	8,603,844	7,276,320	79,223
Norchem Participações e Consultoria S.A. (1)	78,833	26,228	5,274
Cibrasec - Companhia Brasileira de Securitização (1) (4) (9)	91,083	14,659	7,011
Estruturadora Brasileira de Projetos S.A. - EBP (1) (9) (11)	57,851	1,449	(1,964)
Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	1,459,826	943,028	58,595
Webmotors S.A. (7)(8)(12)	145,499	35,231	29,934
Tecnologia Bancária S.A. - TECBAN (1)	1,310,945	905,731	27,568
PSA Corretora de Seguros e Serviços Ltda. (6)(13)(14)	3,382	2,066	1,093
Significant Influence of Banco Santander	127,598	31,136	6,792
Norchem Holding e Negócios S.A. (1)	127,598	31,136	6,792
Total	10,419,035	8,292,820	154,931

			2015
	Total assets	Total liabilities	Total profit (11)
Jointly Controlled by Banco Santander	8,702,727	7,170,602	180,663
Banco RCI Brasil S.A. (2)	8,474,418	7,125,614	174,629
Norchem Participações e Consultoria S.A. (1)	73,288	25,958	3,953
Cibrasec - Companhia Brasileira de Securitização (1) (4) (9)	92,495	16,775	1,932
Estruturadora Brasileira de Projetos S.A. - EBP (1) (9)(11)	62,526	2,255	149
Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	1,531,883	890,028	83,902
Webmotors S.A. (7)(8)(12)	279,935	36,904	36,636
Tecnologia Bancária S.A. - TECBAN (1)	1,251,948	853,124	47,266
Jointly Controlled by Getnet S.A.	20,210	25,747	(2,420)
iZettle do Brasil Meios de Pagamento S.A.(3)	20,210	25,747	(2,420)
Significant Influence of Banco Santander	119,687	30,017	6,902
Norchem Holding e Negócios S.A. (1)	119,687	30,017	6,902
Total	10,374,507	8,116,394	269,047

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

b) Changes

The changes in the balance of this item were as follows:

	2017	2016	2015
Jointly Controlled by Banco Santander
Balance at beginning of year	969,097	1,041,239	1,004,045
Additions / disposals (net) due to change in the scope of consolidation	-	(2,926)	-
Additions /disposals (3) (6)	34,154	3,105	(2,768)
Capital reduction (7)	-	(76,860)	-
Share of results of entities accounted for using the equity method	70,334	46,061	114,811
Dividends proposed/received	(200,620)	(39,424)	(74,849)
Others	(27,261)	(2,098)	-
Balance at end of year	845,704	969,097	1,041,239
Significant Influence of Banco Santander
Balance at beginning of year	20,980	19,504	19,416
Share of results of entities accounted for using the equity method	1,217	1,476	1,501
Dividends proposed/received	(1,337)	-	(1,413)
Balance at end of year	20,860	20,980	19,504

(1)	Companies with a delay of one month for the equity calculation. To register the equity income it was used on 12/31/2017 the position of 11/30/2017.

(2)	The EGM of July 21, 2015, approved the Company’s transformation into a multiple bank, with investment portfolios, leasing and credit, financing and investment and also the change of the name of the Companhia de Arrendamento Mercantil RCI Brasil to Banco RCI Brasil S.A. This process was approved by the BACEN on October 28, 2015.

(3)	In June 2016 the interest held in iZetlle do Brasil S.A was sold.

(4)	At the ESM held on April 29, 2016 was approved the reform in the distribution structure of the capital of Cibrasec through the creation of preferred shares issued by the Company with voting rights and the share conversion of the common shares of Company into preferred shares, this reform was ratified at the ESM held on May 30, 2016. Banco Santander became part of their ordinary shares held in the capital of Cibrasec, the corresponding amount to five thousand (5,000) common shares issued by Cibrasec 50 (fifty) preferred shares in the proportion of 100 (one hundred) common shares for each one (1) preferred share, and still held 4,000 (four thousand) common shares in the capital of Cibrasec. Each preferred share entitles the holder the right to one hundred (100) times the right to dividends of the common shares, so that the economic rights were maintained, however, the conversion resulted in reduction in the percentage shareholding in Cibrasec.

(5)	Company incorporated in April 2017 and is in the pre-operational phase. Pursuant to the shareholders’ agreement, control is shared between shareholders who hold 20% of their capital stock each. At the Extraordinary General Meeting held on July 6, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$65,822, so that the capital stock increased from R$1 to R$65,823, through the issue of 6,582,200 (six million, five hundred and eighty-two thousand and two hundred) new shares, of which 3,291,100 (three million, two hundred and ninety-one thousand and one hundred), 1,316,440 (one million, three hundred and sixteen thousand, four hundred and forty) preferred shares Class A and 1,316,440 (one million, three hundred and sixteen thousand, four hundred and forty) preferred shares Class B and 658,220 (six hundred and fifty eight thousand, two hundred and twenty) class C preferred shares, with no par value, at the issue price of R$10.00, corresponding to the equity value of the shares. The shares issued in the capital increase were fully subscribed on the same date by the shareholders in the proportion of 20% of their capital stock each.

(6)	In 2017 refers to the incorporation of Gestora de Inteligência de Crédito - partnership between Banco Santander and other banks from Brazilian market (according to note 3.d) and in 2016 refers to the acquisition agreement of part of the financial operations from the Group PSA in Brazil and the consequent creation of a Joint Venture.

(7)	At the ESM realized in September 26, 2016, was approved the reduction of the capital of Webmotors S.A. without cancellation of shares in the amount of R$109,800 to be considered excessive to maintain its activities, and the capital of R$194,580 to R$84,780.

(8)	On December 30, 2016, at the EGM of Webmotors S.A., the merger and the Private Instrument of Protocol and Justification of Incorporation of Virtual Motors by Webmotors S.A. were approved, so that Webmotors S.A. received, for its accounting value, based on the balance sheet drawn up on November 30, 2016, all of the assets, rights and obligations of Virtual Motors, with the extinction of Virtual Motors that will be succeeded by Webmotors S.A. in all its rights and obligations.

(9)	Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders’ through a stockholders’ agreement where no business decision can be taken by a single shareholder.

(10)	At the EGM held in October 5, 2017, it was approved the share capital increase of the Gestora de Crédito in the amount of R$285.205, that way its share capital increased from R$65,823 to R$351,028, through the issuance of 29,013,700 new shares, being 14,506,850 as ordinary shares, 5,802,740 preferred shares Class A, 5,802,740 preferred shares Class B, and 2,901,370 preferred shares Class C, without par value, at the issuance price of R$9.83 per share. It was also approved by unanimous decision the payment timetable of the new shares issuance made by the Management of Gestora de Crédito. That way, the share capital increase was fully subscribed at the same day by the shareholders in the proportion of 20% of each interest which were partially paid.

(11)	According to its Bylaws, EBP was formed in order to carry out projects to contribute for the Brazilian economic and social development for the period of 10 years. After the conclusion of the timetable set EPB closes its activities this year of 2018. The dissolution of its rights and liquidation were approved in the EGM held on January 29, 2018.

(12)	Although participation exceeds 50%, in accordance with the shareholders’ agreement, the control is shared by Santander Corretora de Seguros (Current corporate name of Santander Participações S.A.), and Carsales.com. Investments PTY LTD (Carsales), shareholder based in Australia.

(13)	Pursuant to the shareholders’ agreement, the control is shared by Santander Corretora de Seguros (current corporate name of Santander Participações SA) and PSA Services LTD.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

(14)	In December 2017, according to the contractual change, the PSA Corretora de Seguros shareholders decided to increase its share capital in R$401, that way the share capital increased from R$500 to R$901, through the issuance of 400,532 new shares, which each new share has the value of R$1. The new shares issued were subscribed and paid at the same date, in local currency, according to the proportion of each shareholder equivalent to 50% to the company´s share capital, that is, 200,266 shares.

(15)	According to its Bylaws, EBP was formed in order to carry out projects to contribute for the Brazilian economic and social development for the period of 10 years. After the conclusion of the timetable set EPB closes its activities this year of 2018. The dissolution of its rights and liquidation were approved in the EGM held on January 29, 2018.

(*)	The Bank does not have collateral with associates and joint ventures.

(**)	The Bank does not have contingent liabilities with significant risk of loss as possible related to investments in affiliates with joint control and significant influence.

(***)	As of December 31, 2017, 2016 and 2015, the balances of Assets, Liabilities and Profit refer to 100% of the company balance sheet. There is no balance for the caption "Other Comprehensive Income" in these companies, except for the RCI Bank which recorded R$40,671 (2016 - R$5,261 and 2015 - R$0).

c) Impairment losses

No impairment losses were recognized on investments in associates and joint ventures in 2017, 2016 and 2015.

d) Other information

Details of the principal jointly controlled entities:

Banco RCI Brasil S.A.: A company incorporated in the form of corporation headquartered in Parana which is primarily engaged in the practice of leasing, credit operations, financing and investment, in order to sustain the growth of automotive brands Renault and Nissan in the Brazilian market by providing credit and leasing operations to the final client. It is a financial institution that is part of the RCI Banque Group and the Santander Group, with operations conducted as part of a set of institutions that operate in the financial market. According to the Shareholders’ Agreement, the key decisions that impact this partnership are taken jointly between Banco Santander and other controllers. On July 21, 2015 the Company’s transformation into a Multiple Bank was approved, with investment portfolios, leasing and credit, financing and investment and also the change of company name of Companhia de Arrendamento Mercantil RCI Brasil to Banco RCI Brasil S.A. This process was approved by Bacen on October 28, 2015. On January 29, 2016, the Companhia de Crédito, Financiamento e Investimento RCI Brasil was merged into its subsidiary Banco RCI Brasil S.A., with this process the interest previously held by RCI Brasil was transferred to Banco Santander.

Webmotors S.A.: A company incorporated in the form of private limited company with headquarters in São Paulo which is engaged in the design, implementation and / or availability of electronic catalogs, space, products, services or means of marketing products and / or services related to the automotive industry, on the Internet or other means related to e-commerce activities and other Internet uses or applications, as well as the participation in capital in other companies and the management of related business. It is a company of the Economic Conglomerate - Financial Santander (Santander Group) and Carsales.com Investments PTY LTD (Carsales), which its operations are conducted as part of a group of institutions that operate jointly. According to the Shareholders’ Agreement, the key decisions that impact this partnership are taken jointly between Banco Santander and other controllers.

Thousand of reais		2017		2016		2015
	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors
Current assets	4,535,521	418,795	4,103,866	23,071	5,038,181	85,552
Non-current assets	4,521,740	71,663	4,499,978	122,428	3,436,237	194,383
Current liabilities	3,897,010	47,166	3,629,575	32,601	3,998,536	30,877
Non-current liabilities	4,088,637	3,247	3,646,745	2,630	3,127,078	6,027
Cash and cash equivalents	47,782	1,989	23,612	1,663	38,217	681
Depreciation and amortization	(1,600)	16,353	(911)	(12,295)	(3,783)	(9,883)
Revenue	1,315,695	127,064	1,575,550	135,242	591,810	137,947
Interest income	1,294,119	7,178	1,368,643	28,047	1,424,211	27,854
Interest expense	(626,654)	-	(903,061)	-	(903,864)	(69)
Tax Income / (expense)	(122,544)	(12,568)	(3,326)	(13,370)	(108,837)	(16,086)
Current financial liabilities (excluding trade and other payables and provisions)	3,897,010	33,320	3,629,575	31,707	3,436,699	30,110
Non-current financial liabilities (excluding trade and other payables and provisions)	4,058,986	3,247	3,646,745	1,736	2,565,241	5,260

13. Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for the its own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during fiscal years ended December 31, 2017, 2016 and 2015.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

Thousand of reais
Cost	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Works in progress and others	Total
Balance at December 31, 2014	2,773,548	2,688,990	6,967,302	4,465	12,434,305
Additions	15,997	120,378	933,913	-	1,070,288
Additions resulting mergers	-	2,723	4,739	-	7,462
Write-off	(19,991)	(12,233)	(228,324)	-	(260,548)
Transfers	(44,695)	350,889	(314,139)	(706)	(8,651)
Balance at December 31, 2015	2,724,859	3,150,747	7,363,491	3,759	13,242,856
Additions	3,024	154,852	715,264	-	873,140
Additions resulting mergers	-	2,021	3,961	-	5,982
Write-off	(29,174)	(15,011)	(141,442)	-	(185,627)
Additions / disposals (net) due to change in the scope of consolidation	-	45	257	-	302
Transfers	12,484	74,361	(82,650)	-	4,195
Balance at December 31, 2016	2,711,193	3,367,015	7,858,881	3,759	13,940,848
Additions	-	382,571	723,835	-	1,106,406
Write-off	(52,102)	(180,036)	(31,053)	-	(263,191)
Transfers	(9,779)	718,666	(721,520)	-	(12,633)
Balance at December 31, 2017	2,649,312	4,288,216	7,830,143	3,759	14,771,430
Accumulated depreciation
Balance at December 31, 2014	(465,169)	(1,739,795)	(3,127,009)	-	(5,331,973)
Additions	(83,106)	(343,642)	(602,958)	-	(1,029,706)
Additions resulting mergers	-	(831)	(3,357)	-	(4,188)
Write-off	17,353	10,531	207,420	-	235,304
Transfers	(624)	(19,143)	(76,827)	-	(96,594)
Balance at December 31, 2015	(531,546)	(2,092,880)	(3,602,731)	-	(6,227,157)
Additions	(82,963)	(387,855)	(683,770)	-	(1,154,588)
Additions resulting mergers	-	(1,594)	(1,234)	-	(2,828)
Write-off	13,999	13,092	121,338	-	148,429
Additions / disposals (net) due to change in the scope of consolidation	-	(26)	(76)	-	(102)
Transfers	6,300	(39,836)	(5,761)	-	(39,297)
Balance at December 31, 2016	(594,210)	(2,509,099)	(4,172,234)	-	(7,275,543)
Additions	(81,910)	(499,542)	(609,515)	-	(1,190,967)
Write-off	37,136	154,471	22,196	-	213,803
Transfers	9,734	(437,527)	427,506	-	(287)
Balance at December 31, 2017	(629,250)	(3,291,697)	(4,332,047)	-	(8,252,994)
Losses from non-recovery (impairment)
Balance at December 31, 2014	(31,296)	-	-	-	(31,296)
Impacts on results	(2,077)	-	-	-	(2,077)
Write-off	23,588	-	-	-	23,588
Balance at December 31, 2015	(9,785)	-	-	-	(9,785)
Impacts on results	(3,246)	-	(5,841)	-	(9,087)
Balance at December 31, 2016	(13,031)	-	(5,841)	-	(18,872)
Impacts on results	9,784	-	1,047	-	10,831
Transfers	-	-	(512)	-	(512)
Balance at December 31, 2017	(3,247)	-	(5,306)	-	(8,553)
Carrying amount
Balance at December 31, 2015	2,183,528	1,057,867	3,760,760	3,759	7,005,914
Balance at December 31, 2016	2,103,952	857,916	3,680,806	3,759	6,646,433
Balance at December 31, 2017	2,016,815	996,519	3,492,790	3,759	6,509,883

The depreciation expenses has been included in the heading “Depreciation and amortization” in the income statement.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

b) Tangible asset purchase commitments

On December 31, 2017 the Bank has contractual commitments for the acquisition of tangible assets amount of R$75.0 (2016 - R$9.1 million and 2015 R$0).

14. Intangible assets - Goodwill

Goodwill is the difference between the acquisition cost and the Bank’s participation in the net fair value of assets, liabilities and contingent liabilities of the acquired company. When the difference is negative (negative goodwill), it is recognized immediately through income statement. In accordance with IFRS 3 Business Combinations, goodwill is stated at cost and is not amortized but tested annually for impairment or whenever there is an evidence of reduction on the recoverable value of the cash generating unit to which the goodwill was allocated. Goodwill is recognized at cost considering the accumulated impairment losses. Impairment losses related to goodwill are not reversible. Gains and losses related to the sale of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment test (note 2.o.i) and has been allocated according to the operating segments (note 46).

Based on the assumptions described above, no impairment loss was recognized for goodwill at December 31, 2017, 2016 and 2015.

Thousand of reais	2017	2016	2015
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565	27,217,565
Olé Consignado (Current Company name of Banco Bonsucesso Consignado)	62,800	62,800	62,800
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super)	13,050	13,050	13,050
Banco PSA Finance Brasil S.A.	1,557	-	-
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	1,039,304	1,039,304	1,039,304
BW Guirapá I S.A.	-	22,320	-
Ipanema Empreendimentos e Participações Ltda.	28,120	-	-
Others	1,860	-	-
Total	28,364,256	28,355,039	28,332,719

	Commercial Banking
	2017	2016	2015
Main assumptions:
Basis of determining recoverable amounts		Value in use: cash flows
Period of the projections of cash flows (1)	5 years	5 years	5 years
Growth rate perpetual	8.3%	8.0%	7.5%
Discount rate (2)	14.6%	15.2%	15.2%
(1)	The projections of cash flow are prepared using Management´s growth plans and internal budget, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2)	The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax is 20.42% (2016 - 20.23% and 2015 - 20.11%).

The impairment test was performed during the second half of 2017, since at the end of each reportable period or whenever there is any indication of impairment, goodwill is tested for impairment.

In the goodwill impairment test, discount rates and perpetuity growth are the most sensitive assumptions for the calculation of present value (value in use) of future cash flows discounted to present value. With the variation of + 0.25% or -0.25% in these rates, the value of future cash flows discounted to present value remains higher than Banco Santander’s shareholders’ equity.

The changes of goodwill in December, 31 2017, 2016 and 2015 were as follows:

Thousand of reais	2017	2016	2015
Balance at beginning of the year	28,355,039	28,332,719	28,270,955
Additions (loss): Olé Consignado (Note 4.c)	-	-	62,800
Super (Note 4.c)	-	-	(1,036)
BW Guirapá (Note 4.c)	(22,320)	22,320	-
Banco PSA Finance Brasil S.A.	1,557	-	-
Others	1,860	-	-
Balance at end of the year	28,336,136	28,355,039	28,332,719
(1)	In 2016 refers to goodwill of BW Guirapá. In 2015, the Banco Santander, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, with 60% of capital.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

15. Intangible assets - Other intangible assets

The details by asset category of the "other intangible assets" of the consolidated financial statements are as follow:

Cost	IT developments	Other assets	Total
Balance at December 31, 2014	4,577,074	356,868	4,933,942
Additions	607,642	3,647	611,289
Additions resulting mergers	759	1	760
Write-off	(11,282)	-	(11,282)
Transfers	28,307	37,200	65,507
Balance at December 31, 2015	5,202,500	397,716	5,600,216
Additions	652,490	18,395	670,885
Additions resulting mergers	250	89	339
Write-off	(450)	(10,202)	(10,652)
Additions / disposals (net) due to change in the scope of consolidation	4	-	4
Transfers	12,150	-	12,150
Balance at December 31, 2016	5,866,944	405,998	6,272,942
Additions	824,411	12,072	836,483
Write-off	(125,307)	(7,096)	(132,403)
Transfers	4,633	-	4,633
Balance at December 31, 2017	6,570,681	410,974	6,981,655
Accumulated amortization
Balance at December 31, 2014	(2,464,273)	(233,532)	(2,697,805)
Additions	(413,450)	(46,861)	(460,311)
Additions resulting mergers	(115)	-	(115)
Write-off	10,169	-	10,169
Transfers	18,675	13,614	32,289
Balance at December 31, 2015	(2,848,994)	(266,779)	(3,115,773)
Additions	(304,046)	(24,005)	(328,051)
Additions resulting mergers	(249)	-	(249)
Write-off	141	10,202	10,343
Additions / disposals (net) due to change in the scope of consolidation	(1)	-	(1)
Transfers	32,167	3,427	35,594
Balance at December 31, 2016	(3,120,982)	(277,155)	(3,398,137)
Additions	(449,709)	(21,571)	(471,280)
Write-off	854	5,500	6,354
Transfers	17,402	464	17,866
Balance at December 31, 2017	(3,552,435)	(292,762)	(3,845,197)
Losses from non-recovery (Impairment) - IT
Balance at December 31, 2014	(285,834)	-	(285,834)
Impact on net profit (1)	(670,556)	(8,698)	(679,254)
Write-off	(38,412)	-	(38,412)
Balance at December 31, 2015	(994,802)	(8,698)	(1,003,500)
Impact on net profit	898	(6,736)	(5,838)
Transfers	16,193	143	16,336
Balance at December 31, 2016	(977,711)	(15,291)	(993,002)
Impact on net profit (2)	(306,110)	-	(306,110)
Write-off	441	-	441
Balance at December 31, 2017	(1,283,380)	(15,291)	(1,298,671)
Carrying amount
Balance at December 31, 2015	1,358,704	122,239	1,480,943
Balance at December 31, 2016	1,768,251	113,552	1,881,803
Balance at December 31, 2017	1,734,866	102,921	1,837,787
(1)	In 2015, includes impairment loss of assets in the acquisition and development of software in the amount of R$674,780. The loss in the acquisition and development of software was recorded due to obsolescence function and disruption of these systems.

The amortization expenses has been included in the heading “Depreciation and amortization” in the income statement.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

16. Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousand of reais	2017	2016	2015
Customer relationships (1)	1,679,305	1,197,278	221,478
Prepayments and accrued income	784,456	690,814	1,383,476
Contractual guarantees of former controlling stockholders (Note 24.c.5)	707,130	814,925	789,974
Actuarial asset (Note 23)	198,188	153,661	-
Amounts receivable of covenants	-	-	8
Other receivables (2)	1,209,191	2,247,334	1,407,182
Total	4,578,270	5,104,012	3,802,118
(1)	In 2015, the balance shown is net of provision for non-recoverable loss of the asset recorded for the purchase of rights to the provision of payroll services in the amount of R$534,281 recorded in "Impairment losses on other assets (net) - Others". The loss on the rights in the acquisition of payrolls was recorded due to the reduction of the expected return value in the management of payrolls and contracts break history.

(2)       Corresponds mainly to receivables from third parties.

17. Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousand of reais	2017	2016	2015
Classification:
Financial liabilities at amortized cost	79,374,685	78,634,072	69,451,498
Total	79,374,685	78,634,072	69,451,498
Type:
Deposits on demand (1)	306,081	314,112	144,596
Time deposits (2)	52,739,163	49,548,858	55,795,205
Repurchase agreements	26,329,441	28,771,102	13,511,697
Of which: Backed operations with Private Securities (3)	-	446,429	84,573
Backed operations with Government Securities	26,329,441	28,324,673	13,427,124
Total	79,374,685	78,634,072	69,451,498
Currency:
Reais	56,562,950	51,339,830	33,056,128
Euro	407,814	576,994	528,465
US dollar	22,156,054	26,546,404	35,612,670
Other currencies	247,867	170,844	254,235
Total	79,374,685	78,634,072	69,451,498
(1)	Non-interest bearing accounts.

(2)	It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

(3)	Refers primarily to repurchase agreements backed by own-issued debentures.

Note 45-d contains a detail of the remaining maturity of financial liabilities at amortized cost.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

18. Client deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousand of reais	2017	2016	2015
Classification:
Financial liabilities at amortized cost	276,042,141	247,445,177	243,042,872
Total	276,042,141	247,445,177	243,042,872
Type:
Deposits on demand Current accounts (1)	17,559,985	15,868,201	15,579,923
Savings accounts	40,572,369	36,051,476	35,984,838
Time deposits	146,817,650	94,478,875	89,986,025
Repurchase agreements	71,092,137	101,046,625	101,492,086
Of which: Backed operations with Private Securities (2)	33,902,890	59,460,210	61,173,979
Backed operations with Government Securities	37,189,247	41,586,415	40,318,107
Total	276,042,141	247,445,177	243,042,872
(1)	Non-interest bearing accounts.

(2)	Refers primarily to repurchase agreements backed by own-issued debentures.

Note 45-d contains a detail of the residual maturity periods of financial liabilities at amortized cost.

19. Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousand of reais	2017	2016	2015
Classification:
Financial liabilities at amortized cost	70,247,012	99,842,955	94,658,300
Total	70,247,012	99,842,955	94,658,300
Type:
Real estate credit notes - LCI (1)	27,713,873	23,983,429	23,795,322
Eurobonds	1,992,828	7,721,646	13,465,373
Treasury Bills (2)	31,686,259	61,157,037	55,300,989
Agribusiness credit notes - LCA (3)	8,854,052	6,980,843	2,096,616
Total	70,247,012	99,842,955	94,658,300

Indexers:	Domestic	Abroad
Treasury Bills	97% to 108% of CDI	-
	100% of IGPM	-
	100% of IPCA	-
	Pre fixed: 10.05% to 17.74%	-
	104% to 105% of SELIC	-
Real estate credit notes - LCI	70% to 97% of CDI	-
	Pre fixed: 8.27% of 14.91%	-
	100% of IPCA	-
	100% of TR	-
Agribusiness credit notes - LCA	87% to 94% of CDI	-
Eurobonds	0.7% to 3%	0.72% to 15.70%
(1)	Real Estate Credit Notes are fixed income securities pegged by mortgages and mortgage-backed securities or liens on property. On December 31, 2017, have maturities between 2018 to 2026 (2016 - there are maturities between 2017 to 2026 and 2015 - there are maturities between 2016 to 2020).

(2)	The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2017, have a maturity between 2018 to 2025 (2016 - have a maturity between 2016 to 2017 to 2025 and 2015 - there are maturities between 2016 to 2025).

(3)	Agribusiness credit notes are fixed income securities in which resources are allocated to the promotion of agribusiness indexed between 86.0% to 94.0% of CDI. On December 31, 2017, its maturities dates are between 2018 to 2019 (12/31/2016 - there are maturities between 2017 to 2018 and 2015 - there are maturities between 2016 to 2018).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

The breakdown, by currency, of the balance of this account is as follows:

Thousand of reais Currency:	2017	2016	2015
Real	68,335,103	92,132,195	82,506,826
US dollar	1,911,909	7,645,542	11,180,678
Swiss Francs	-	-	603,889
Peso/Chile	-	-	135,388
Yen	-	-	35,743
Euro	-	65,218	195,776
Total	70,247,012	99,842,955	94,658,300

	Average interest (%)
Currency:	2017	2016	2015
Real	5.5%	11.7%	12.1%
US dollar	6.8%	3.7%	1.0%
Yen	-	0.0%	3.1%
Total	5.7%	11.3%	9.6%

The changes in the balance of Marketable debt instruments were as follows:

Thousand of reais	2017	2016	2015
Balance at beginning of the year	99,842,955	94,658,300	70,355,249
Issuances	59,663,420	50,313,469	72,936,057
Payments	(97,009,957)	(56,164,769)	(63,516,234)
Interest (Note 34)	7,901,199	12,212,922	10,047,874
Exchange differences and Others	(150,605)	(1,305,204)	4,835,354
Additions arising from acquisitions of companies	-	128,237	-
Balance at end of the year	70,247,012	99,842,955	94,658,300

On December 31, 2017, 2016 and 2015, none of these instruments was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

The note 45-d contains a detail of the residual maturity periods of financial liabilities at amortized cost in each year.

The breakdown of "Bonds and other securities" is as follows:

	Issuance	Maturity	Currency	Interest rate (p.y)	2017	2016	2015
Eurobonds	2011	2016	USD	4.2%	-	-	3,268,431
Eurobonds (1)	2012	2016	CHF	3.3%	-	-	603,889
Eurobonds (1)	2013	2016	BRL	8.0%	-	-	1,255,841
Eurobonds (1)	2012	2016	CLP	4.6%	-	-	135,388
Eurobonds	2014	2016	USD	1.5% to 2.0%	-	-	192,583
Eurobonds (1)	2014	2016	JPY	1.8%	-	-	35,743
Eurobonds	2014	2017	USD	2.1% to 2.4%	-	-	27,473
Eurobonds	2015	2016	USD	0.4% to 3.0%	-	-	2,614,244
Eurobonds	2015	2018	USD	2.2%	40,333	39,727	47,598
Eurobonds	2015	2020	USD	2.9%	10,656	10,206	11,877
Eurobonds	2007	2017	BRL	FIDC	-	1,930	7,122
Eurobonds	2015	2016	BRL	1.6%	-	-	3,543
Eurobonds	2015	2016	EUR	0.8% to 1.0%	-	-	195,603
Eurobonds	2016	2017	USD	0.7% to 2.5%	-	3,408,932	-
Eurobonds	2017	2018	USD	Zero Coupon to 2.4%	1,195,668	-	-
Eurobonds	2017	2019	USD	Libor 3M + 1.0%	165,677	-	-
Eurobonds	2017	2024	USD	6.9% to 10.0%	541,487	-	-
Eurobonds	2012	2017	USD	4.6%	-	4,116,309	5,025,982
Others					39,007	144,542	40,056
Total					1,992,828	7,721,646	13,465,373

(1)	On December 31, 2015 includes R$1,995,118 in cash flow hedge operations, being R$1,255,841 indexed in Reais, R$603,889 indexed on foreign currency - Swiss Franc, R$R$135,388 in Chilean Peso and R$35,743 for market risk hedge operations, being R$35,743 (R$24,480) indexed to foreign currency - YEN.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

20. Subordinated liabilities

The detail of the balance of “Subordinated liabilities” is as follows:

	Issuance	Maturity(1)	Amount (millions)	Interest rate	2017	2016	2015
Subordinated Liabilities	Jun-06	Jul-16	R$1,500	105.0% CDI	-	-	4,196,347
Subordinated Liabilities	Oct-06	Sep-16	R$850	104.5% CDI	-	-	2,266,789
Subordinated Liabilities	Jul-06 to Out-06	Jul-16	R$447	104.5% CDI	-	-	1,230,505
Subordinated Liabilities	May-08	May-15 to May-18	R$283	CDI (2)	109,572	98,378	114,467
Subordinated Liabilities	May-08 to Jun-08	May-15 to Jun-18	R$268	IPCA (3)	409,658	367,868	289,196
Total					519,230	466,246	8,097,304
(1)	Subordinated time deposits issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.

(2)	Indexed by 100% and 112% of the CDI.

(3)	Indexed by the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.4% p.a.

The detail by currency, of the balance of “Subordinated liabilities” is as follows:

Thousand of reais				Average interest (%)
Currency:	2017	2016	2015	2017	2016	2015
Real	519,230	466,246	8,097,304	7.5%	9.6%	14.6%
Total	519,230	466,246	8,097,304	7.5%	9.6%	14.6%

Changes in the balance of "Subordinated liabilities" in twelve-months period ended December 31, 2017, 2016 and 2015 were as follows:

	2017	2016	2015
Balance at beginning of year	466,246	8,097,304	7,294,077
Payments	-	(8,362,652)	(216,075)
Interest (Note 34)	52,984	731,594	1,019,302
Balance at end of year	519,230	466,246	8,097,304

Note 45-d contains a detail of the residual maturity periods of subordinated liabilities at each year-end in each year.

21. Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of such instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan (Note 29.e), are as follows:

	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)(3)	2017	2016	2015
Tier I(1)	Jan-14	no maturity (perpetual)	R$3,000	7.4%	4,187,531	4,125,557	4,943,194
Tier II(2)	Jan-14	Jan-24	R$3,000	6.0%	4,249,370	4,186,361	5,015,843
Total					8,436,901	8,311,918	9,959,037
(1)	Interest quarterly paid from April 29, 2014.

(2)	Interest semiannually paid from July 29, 2014.

(3)	The effective interest rate, considering the income tax source assumed by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Changes in the balance of "Debt Instruments Eligible to Compose Capital" in twelve-months period ended December 31, 2017, 2016 and 2015 were as follows:

	2017	2016	2015
Balance at beginning of year	8,311,918	9,959,037	6,773,312
Interest payment Tier I (1)	273,123	276,587	277,024
Interest payment Tier II (1)	222,065	225,161	226,266
Exchange differences / Others	252,941	(1,447,196)	3,291,470
Payments of interest - Tier I	(344,867)	(379,039)	(347,201)
Payments of interest - Tier II	(278,279)	(322,632)	(261,834)
Balance at end of the year	8,436,901	8,311,918	9,959,037
(1)	The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II was recorded against income for the period as "Interest expense and similar charges". (Note 34)

22. Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousand of reais	2017	2016	2015
Credit card obligations	32,049,712	25,420,237	20,611,690
Unsettled financial transactions (2)	3,905,236	3,829,374	5,814,199
Dividends payable	4,553,914	4,346,128	2,846,433
Tax collection accounts - Tax payables	1,077,860	1,157,386	879,834
Liability associated with the transfer of assets (Note 10.g)	428,248	774,673	190,333
Other financial liabilities (1)	2,245,765	1,351,301	1,730,156
Total	44,260,735	36,879,099	32,072,645
(1)	On December 31, 2017, includes the financial liabilities in the amount of R$484 million (2016 and 2015 - R$307 million) related to the put option’s commitment of the shares held by Banco Bonsucesso and R$1,223 million (2016 and 2015 - R$950 million) related to the put option having as object the shares held by non-controlling of Getnet SA.

(2)	Includes operations to settle with B3 S.A. (Current Company Name of BM&FBovespa) and payment orders in foreign currency.

Note 45-d contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.

23. Provisions for pensions and similar obligations

On December 31, 2017 the balance of provisions for pension funds and similar obligations totaled R$3.923.457 (2016 - R$2,710,627 and 2015 - R$2,696,653).

ia. Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions over those granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

- Plan I: defined benefit plan fully sponsored by Banco Santander, it covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. This plan is closed to new entrants since March 28, 2005.

- Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. This plan is closed to new entrants since June 3, 2005.

- Plan V: defined benefit plan fully sponsored by Banco Santander, it covers employees hired until May 22, 1975, closed and paid off.

- Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, which its effective date is January 1, 2000. This plan is closed to new entrants since April 28, 2000.

- Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. This plan receives contributions from the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

- Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. This plan is closed to new entrants since July 23, 2010.

- Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans are closed to new participants.

- Plan Sanprev I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and it is in process of extinction since June 30, 1996.

- Plan Sanprev II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. This plan is closed to new entrants since March 10, 2010.

- Plan Sanprev III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contribution freely chosen by participants from 2% of their salary. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. This plan is closed to new entrants since March 10, 2010.

II) Sanprev – Santander Associação de Previdência (Sanprev)

Closed-End Private Pension Entity (EFPC) that used to manage three benefit plans, 2 in the Defined Benefit modality and 1 in the modality of Variable Contribution, whose process of management transfer of these plans to Banesprev occurred in January 2017. At the stage of requesting the process of closure of the operating permit with PREVIC.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plan

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed-end private pension entity with the purpose of constitution and implementation of social security pension plans, complementary to the social security contribution, in the form of actual legislation.

The Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the year of 2017 was R$86,449 (2016 - R$87,603).

It has 10 cases of lifetime income with benefits arising from the previous plan.

ii. Health and Dental Care Plan

• Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A.

Entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity’s bylaws.

• HolandaPrevi’s Retirees (current corporate name of SantanderPrevi)

For the health care plan Retirement has lifetime nature and is a closed group. In his termination the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered the continuity of health care plan where the employee pays 70% and the Bank pays 30% of the monthly payment. This rule lasted until December, 2002 and after this period that the employee got terminated with the status Retired Holandaprevi, he pays 100% of the health plan monthly payment.

• Former employees of Banco Real S.A. (retiree by Circulars)

It grants entitlement to healthcare to former employees of Banco Real, with lifetime benefit it was granted in the same condition as the active employee, in this case, with the same coverage and plan design.

Eligible only for basic plans and premium apartment, if the beneficiary chooses for the apartment plan he pays the difference between the plans plus the co-participation in the basic plan. Not allowed new additions of dependents. It is subsidized in 90% of the plan.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

• Bandeprev’s retirees

Health care plan granted to Bandeprev’s retirees as a lifetime benefit, for which Banco Santander is responsible for subsidizing 50% of the benefits of employees retired until November 27, 1998. For whom retired after this date, the subsidy is 30%.

• Directors with Lifetime Benefits (Lifetime Directors)

Lifetime health care benefit granted to a small closed group of former directors coming from Banco Sudameris, being 100% subsidized by the Bank.

• Free Clinic

Health care plan (free clinic) is offered for a lifetime to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard infirmary where the cost is 100% of the Foundation Sudameris.

• Life insurance for Banco Real’s retirees

For Retirees from Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Fundação Sudameris where cost is 100% of the retired. It is a closed group.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and fully pay their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are calculated using actuarial based in the present value of the current cost.

iii. Actuarial Techniques

The amount of the defined benefit obligations was determined by independent actuaries using the following actuarial techniques:

• Valuation method:

Projected unit credit method, which uses each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

• Nominal discount rate for actuarial obligation and calculation of interest on assets:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 9.53% (2016 - 10.9% and 2015 - 12.3%).

- Cabesp, Law 9,656 and others obligations - 9.65% (2014 - 10.8% and 2014 - 12.03%).

• Estimated long-term inflation rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 4.0% (2016 - 4.5% and 2015 - 4.5%).

• Estimate salary increase rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans - 5.0% (2016 - 5.0% and 2015 - 5.0%).

The funding status of the defined benefit obligations in 2017 and in the last 2 years are as follows:

Thousand of reais	2017	2016	2015
Present value of the obligations - Post-employment plans:
To current employees	796,243	770,423	753,697
Vested obligations to retired employees	21,205,366	19,998,703	16,772,102
	22,001,609	20,769,126	17,525,799
Less:
Fair value of plan assets	20,689,637	20,116,916	16,275,269
Unrecognized assets (1)	(1,090,682)	(969,161)	(963,031)
Provisions – Post-employment plans, net	2,402,654	1,621,371	2,213,561
Present value of the obligations - Other similar obligations:
To current employees	228,107	200,009	315,474
Vested obligations to retired employees	4,815,654	4,046,480	5,719,260

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais	2017	2016	2015
	5,043,761	4,246,489	6,034,734
Less:
Fair value of plan assets	3,721,147	3,310,895	5,673,071
Unrecognized assets (1)	-	-	(121,429)
Provisions – Other similar obligations, net	1,322,614	935,594	483,092
Total provisions for pension plans, net	3,725,268	2,556,965	2,696,653
Of which:
Actuarial provisions	3,923,457	2,710,627	2,696,653
Actuarial assets (note 16)	198,189	153,662	-
(1)	Refers to fully funded plans Banesprev I and III, Sanprev I, II and III and Bandeprev.

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

Thousand of reais	Post-Employment Plans
	2017	2016	2015
Staff costs - Current service costs (note 41)	14,605	15,416	20,560
Interest and similar income and expenses - Interest cost (net) (notes 33 and 34)	70,429	120,524	187,650
Interest and similar income and expenses - Interest on unrecognized assets (notes 33 and 34)	105,832	117,981	95,652
Other movements	5,323	4,355	(2,607)
Total	196,189	258,276	301,255

Thousand of reais	Other Similar Obligations
	2017	2016	2015
Staff costs - Current service costs (note 41)	5,476	9,064	10,740
Interest and similar income and expenses - Interest cost (net) (notes 33 and 34)	99,575	38,064	124,469
Interest and similar income and expenses - Interest on unrecognized assets (notes 33 and 34)	-	14,608	-
Other movements	-	55,943	27
Total	105,051	117,679	135,236

The changes in the present value of the accrued defined benefit obligations were as follows:

Thousand of reais	Post-Employment Plans
	2017	2016	2015
Present value of the obligations at beginning of year	20,769,126	17,525,799	17,891,352
Current service cost (Note 41)	14,605	15,416	20,560
Interest cost	2,170,639	2,046,949	1,877,942
Benefits paid	(1,834,681)	(1,679,794)	(1,530,082)
Actuarial (gains)/losses	871,308	2,844,733	(753,155)
Others	10,612	16,023	19,182
Present value of the obligations at end of year	22,001,609	20,769,126	17,525,799

Thousand of reais	Other Similar Obligations
	2017	2016	2015
Present value of the obligations at beginning of year	4,246,489	6,034,734	6,077,521
Current service cost (Note 41)	5,476	9,064	10,740
Interest cost	447,653	703,874	653,206
Benefits paid	(339,538)	(465,029)	(421,429)
Actuarial (gains)/losses	683,681	1,330,371	(285,304)
Others(1)	-	(3,366,525)	-
Present value of the obligations at end of year	5,043,761	4,246,489	6,034,734
(1)	In the fourth quarter of 2016, Banco Santander updated the procedures for recognizing its obligations to the entity CABESP, in accordance with its bylaws, which establishes the coverage of medical costs in the equality of proportion between associates and sponsor.

The changes in the fair value of the plan assets were as follows:

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais	Post-Employment Plans
	2017	2016	2015
Fair value of plan assets at beginning of year	20,116,916	16,275,269	16,067,029
Interest (Expense) Income	2,100,211	1,926,424	1,690,293
"Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense"	268,309	1,589,517	(297,461)
Contributions/(surrenders)	38,883	2,001,806	298,198
Of which:
By the Bank	27,439	1,985,722	279,111
By plan participants	11,444	16,084	19,087
Benefits paid	(1,834,682)	(1,676,116)	(1,482,914)
Exchange differences and other items	-	16	124
Fair value of plan assets at end of year	20,689,637	20,116,916	16,275,269

Thousand of reais	Other Similar Obligations
	2017	2016	2015
Fair value of plan assets at beginning of year	3,310,895	5,673,071	4,906,977
Interest (Expense) Income	348,078	665,811	528,737
"Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense"	303,504	718,628	581,755
Contributions/(surrenders)	61,803	-	52,894
Of which:	-
By the Bank	61,803	-	52,894
Benefits paid	(303,133)	(3,746,615)	(397,292)
Fair value of plan assets at end of year	3,721,147	3,310,895	5,673,071

Opening of gains (losses) Actuarial from experience, financial assumptions and demographic hypotheses:

Thousand of reais	Post-Employment Plans
	2017	2016	2015
Experience Plan	686,204	(696,910)	(1,299,660)
Changes in Financial Assumptions	(1,557,689)	(2,135,189)	2,049,061
Changes in Financial Demographic	146	(12,773)	-
Gain (Loss) Actuarial - Obligation	(871,339)	(2,844,872)	749,401
Return on Investment, Return Unlike Implied Discount Rate	270,158	1,589,446	(297,271)
Gain (Loss) Actuarial - Asset	270,158	1,589,446	(297,271)
Changes in Surplus Uncollectible	(15,690)	-	-

Thousand of reais	Other Similar Obligations
	2017	2016	2015
Experience Plan	(303,396)	(1,116,845)	(433,550)
Changes in Financial Assumptions	(380,285)	(537,952)	718,854
Changes in Financial Demographic	-	(379)	-
Gain (Loss) Actuarial - Obligation	(683,681)	(1,655,176)	285,304
Return on Investment, Return Unlike Implied Discount Rate	303,504	718,628	581,755
Gain (Loss) Actuarial - Asset	303,504	718,628	581,755

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

The experience adjustments arising from plan assets and liabilities are shown below:

Thousand of reais	Post-Employment Plans
	2017	2016	2015
Experience in Net Assets Adjustments	268,309	1,589,517	(297,461)

Thousand of reais	Other Similar Obligations
	2017	2016	2015
Experience in Net Assets Adjustments	303,504	718,628	581,755

The amounts of actuarial obligation of defined benefit plans uninsured and defined benefit plans partially or totally covered are shown below:

Thousand of reais	2017	2016	2015
Defined benefit plans uninsured	701,551	826,963	878,550
Defined benefit plans partially or totally covered	26,343,818	22,734,017	23,090,769

In 2018 the Bank expects to make contributions to fund these obligations for amounts similar to those made in 2017.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2017	2016	2015
Equity instruments	4.60%	1.00%	0.48%
Debt instruments	94.70%	98.16%	98.54%
Properties	0.35%	0.30%	0.28%
Other	0.35%	0.54%	0.70%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The actual return on plan assets was R$3,021,950 (2016 - R$4,900,380 and 2015 - R$2,503,610).

The following table shows the estimated benefits payable on December 31, 2017 for the next ten years:

Thousand of reais
2018	2,003,227
2019	2,076,856
2020	2,149,325
2021	2,221,682
2022	2,291,726
2023 to 2027	12,431,279
Total	23,174,095

Assumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the effects as follows:

Thousand of reais
	(+) 1.0%	(-) 1.0%
Effect on current service cost and interest on actuarial liabilities	57,001	(63,510)
Effects on present value of obligation	597,410	(665,700)

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

Plans	Post-Employment Plans
Duration (in years)
Banesprev Plans I	11.26
Banesprev Plans II	11.51
Banesprev Plans III	9.03
Banesprev Plans IV	13.86
Banesprev Plans V	8.82
Banesprev Pre-75	9.57
Sanprev I	6.46
Sanprev II	10.94
Sanprev III	9.46
Bandeprev Basic	9.46
Bandeprev Special I	6.75
Bandeprev Special II	6.61
SantanderPrevi	7.20
CACIBAN / DAB / DCA	6,87 / 5,82 / 6,41

Plans	Other Similar Obligations
Cabesp	13.02
Law 9656	-
Bandepe	14.47
Free Clinic	10.88
Lifetime officers	8.49
Circulars (1)	12,4e10,15
Life Insurance	7.64
(1)	The duration 12.91 refers to the plan of Former Employees of Banco ABN Amro and 10.05 to the plan of Former Employees of Banco Real.

Actuarial Assumptions Adopted in Calculations

	Pension	2017 Health	Pension	2016 Health	Pension	2015 Health
Nominal Discount Rate for Actuarial Obligation	9.5%	9.7%	10.9%	10.8%	12.3%	12.0%
Rate Calculation of Interest Under Assets to the Next Year	9.5%	9.7%	10.9%	10.8%	12.3%	12.0%
Estimated Long-term Inflation Rate	4.0%	4.0%	4.5%	4.5%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Mortality tables	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000
(1)	For Banesprev II, V and Pré 75 plans.

(2)	For Cabesp plans.

24. Provisions for judicial and administrative proceedings, commitments and other provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousand of reais	2017	2016	2015
Judicial and administrative proceedings under the responsibility of former controlling stockholders (Note 16)	707,131	814,925	789,974
Judicial and administrative proceedings	8,365,320	7,470,344	7,000,680
Of which:
Civil	2,522,005	1,842,549	1,986,602
Labor	3,448,388	3,138,645	2,501,426
Tax and Social Security	2,394,927	2,489,150	2,512,652
Others provisions (1)	991,008	780,595	922,370
Total	10,063,459	9,065,864	8,713,024
(1)	In 2017, includes R$287,446 (2016 - R$450,284 and 2015 - R$301,447) relating to the expenses of projects aimed at improving operational productivity and efficiency.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

b) Changes

The changes in “Provisions” were as follows:

Thousand of reais			2017
	Provisions(2)	Other Provisions(1)	Total
Balance at beginning of year	2,710,626	9,065,864	11,776,490
Additions charged to income:
Interest expense and similar charges (Note 33 & 34)	275,836	-	275,836
Personnel Expenses (Note 41)	20,081	-	20,081
Additions to provisions	1,723	3,112,684	3,114,407
Other Comprehensive Income	1,028,090	-	1,028,090
Payments to external funds	(127,357)	-	(127,357)
Amount used	-	(2,123,483)	(2,123,483)
Transfer to other assets - actuarial assets (Note 16)	14,457	-	14,457
Transfers, exchange differences and other changes	-	8,394	8,394
Balance at end of year	3,923,456	10,063,459	13,986,915
(1)	Refers substantially to provisions for tax risks and legal obligations and judicial and administrative proceedings for labor and civil actions.

(2)	For further information, see note 23. Provisions for pension funds and similar obligations.

Thousand of reais			2016
	Provisions(2)	Other Provisions(1)	Total
Balance at beginning of year	2,696,653	8,713,024	11,409,677
Additions charged to income:
Interest expense and similar charges (Note 34)	287,576	-	287,576
Personnel Expenses (Note 41)	24,480	-	24,480
Additions to provisions	60,309	2,645,764	2,706,073
Other Comprehensive Income	1,876,888	-	1,876,888
Payments to external funds	(2,074,873)	-	(2,074,873)
Amount used	-	(2,330,283)	(2,330,283)
Transfer to other assets - actuarial assets (Note 16)	(153,595)	-	(153,595)
Transfers, exchange differences and other changes	(6,812)	37,359	30,547
Balance at end of year	2,710,626	9,065,864	11,776,490
(1)	Refers substantially to provisions for tax risks and legal obligations and judicial and administrative proceedings for labor and civil actions.

(2)	For further information, see note 23. Provisions for pension funds and similar obligations.

Thousand of reais			2015
	Provisions(2)	Other Provisions(1)	Total
Balance at beginning of year	3,869,728	7,257,716	11,127,444
Additions charged to income:
Interest expense and similar charges (Note 34)	404,171	-	404,171
Personnel Expenses (Note 41)	31,332	-	31,332
Additions to provisions	(3,912)	3,997,463	3,993,551
Payments to pensioners and early retirees with a change to internal provisions	(47,682)	-	(47,682)
Payments to external funds	(354,534)	-	(354,534)
Amount used	-	(2,225,641)	(2,225,641)
Other Comprehensive Income	(1,202,450)	-	(1,202,450)
Transfers, exchange differences and other changes	-	(315,646)	(315,646)
Sale of companies(1)	-	(868)	(868)
Balance at end of year	2,696,653	8,713,024	11,409,677
(1)	Refers substantially to provisions for tax risks and legal obligations and judicial and administrative proceedings for labor and civil actions.

(2)	For further information, see note 23. Provisions for pension funds and similar obligations.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

c) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are involved in lawsuits and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. The Santander has the policy to constitute provision of full amount of lawsuits whose the result of loss assessment is probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

c.1) Lawsuits and Administrative Proceedings - Tax and Social Security

In October 2017, the Bank also joined the Incentive Payment and Installment Programs of the municipalities of São Paulo and Rio de Janeiro. Adhesions to the programs included payment of administrative and legal proceedings related to the ISS, related to the periods 2005 to 2016, in the total of R$292,562. As a consequence, provisions were reversed in the amount of R$435,454. In the Statement of Income, a reversal of provisions was recorded, net of tax effects, in the total of R$96,129.

In August, 2017, The Bank and its affiliates joined a federal amnesty program established by MP (Law) 783/2017 and reissues.

The adherence to the program included judicial and administrative tax cases related to Income Tax, Social Contribution and Social Security Contributions from 1999 to 2005 tax periods, in the total of R$534,001, after the benefits of the amnesty program, of which R$191,897 payment was due in August 2017 and R$342,104 can be done until January 2018. As a consequence of joining the program, it was recognized in the P&L expenses on the total amount of R$333,996, after tax effects.

The main lawsuits related to tax legal obligations, recorded in the heading "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$3,501,464 (2016 - R$3,290,900 and 2015 - R$3,015,147): Banco Santander and its subsidiaries filed lawsuits aiming to eliminate the application of Law 9,718/1998, which modified the calculation basis of PIS and Cofins applied to all revenues of legal entities and not only to those arising from services rendered and sale of goods. Regarding the Banco Santander lawsuit, on April 23, 2015, it was published the STF decision admitting the Extra common Appeal filed by the Federal Government regarding PIS and denying the move forward of the Extra common Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the lawsuit relating to Cofins is defined, prevailing the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. The eligibility of PIS by Banco Santander and the eligibility of PIS and Cofins by the other controlled companies are pending of final judgment by the STF. In fiscal year 2015, with the decision of the STF, Banco Santander reversed the balance of the provision constituted to cover legal obligations related to Cofins, in the amount of R$7,950 million (R$4,770 million, after tax effects).

• Increase in CSLL tax rate - R$905,113 (2016 - R$851,744 and 2015 - R$795,859) – the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. The lawsuits are still pending of judgment.

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

The main topics discussed in these lawsuits are:

• Tax on Services for Financial Institutions (ISS) - R$237,960 (2016 - R$621,437 and 2015 - R$755,211): The Banco Santander and its subsidiaries filed lawsuits and administrative proceedings to challenge some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

• Social Security Contribution (INSS) - R$265,022 (2016 - R$266,391 and 2015 - R$527,111): Banco Santander and its subsidiaries got into lawsuits and administrative proceedings to challenge the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$714,604 (2016 – R$689,987 and 2015 – R$657,750): In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. In June 2015 , Bank and DTVM had obtained a non favorable decision at the Board of Tax Appeals (CARF). On July 3rd , 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges on the period ended December 31, 2017 totaled R$1,431,761 million. Based on the evaluation of legal advisors, it was constituted provision to lawsuits with risk of loss as probable.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

c.2) Lawsuits and Administrative Proceedings - Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

c.3) Lawsuits and Administrative Proceedings - Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main lawsuits with the classification of risk of loss as probable are described below:

• Lawsuits for indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

• Economic Plans – they referred to lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluation of loss made by external legal consultants.

The Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government’s purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Moneysavers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the outstanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of moneysavers that approved in the courts the existence of their account and balance in the birthday date of the indexes changes. The term of the agreement signed by the parties was submitted to the STF, which is responsible to decide about its viability.

The Management considers that the provision made are enough to cover the risks involved in the economic plans, considering the possible agreement which awaits the Supreme Court decision.

c.4) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible:

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible, totaled R$18,720 million, being the main lawsuits as follow:

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

• Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of December 31, 2017 the amount related to this challenge is approximately R$436 million.

• INSS on Profit Sharing Payments – Bank and the subsidiaries are involved in several lawsuits and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of December 31, 2017 the amounts related to these proceedings totaled approximately R$3,929 million.

• IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder. As of December 31, 2017 the amount related to this proceeding is approximately R$292 million.

• ‘Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. As of December 31, 2017,the balance was approximately R$1,332 million.

• Goodwill amortization of Banco Sudameris – the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012. Banco Santander timely presented its appeals, which are pending. On December 31, 2017, the balance was approximately R$609 million.

• Unrecognized Compensation – The Bank and its affiliates discuss administrative and legal proceedings with the Brazilian Federal Revenue, the not ratification of tax offsets with credits due to overpayment or undue payment. On December 31, 2017, the figure was R$2,230 million.

The labor claims with classification of loss risk as possible totaled R$28.71 million, excluding the lawsuits below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extra common appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander filed a Regimental Appeal which holds STF´s decision. The Regimental Appeal is an internal appeal filed in the STF, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The subjects of the extra common appeal of the Bank will move forward to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank’s success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible R$1,356 million, being the main processes as follows:

Indemnity lawsuit arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça)

Indemnity lawsuit related to custody services - provided by Banco Santander (Brasil) S.A. at an early stage which was not handed down yet;

Lawsuit arising out of a contractual dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

c.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$698,141, R$2,607 and R$6,381 (2016 -R$810,383, R$712 and R$3,830 and 2015 - R$785,837, R$890 and R$3,247), with responsibility of the former controlling stockholders of the bank and acquired entities. Based on the agreements signed these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

25. Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousand of reais	2017	2016	2015
Operating Profit Before Tax	14,513,684	16,383,902	(3,215,718)
Interest on capital (1)	(3,800,000)	(3,850,000)	(1,400,000)
Operating Profit Before Tax	10,713,684	12,533,902	(4,615,718)
Rates (25% income tax and 20% social contribution tax in 2015)	(4,821,158)	(5,640,256)	2,077,073
PIS and COFINS (net of income and social contribution taxes) (2) (8)	(1,427,960)	(1,641,181)	1,861,767
Non-taxable/Non-deductible:
Equity in affiliates	32,198	21,392	52,340
Goodwill(3)	(669,963)	(734,952)	(1,252,578)
Exchange variation - foreign branches (4)	440,857	(3,561,133)	5,913,741
Net Indeductible Expenses of Non-Taxable Income (8)	194,737	-	-
Adjustments:
Constitution of income and social contribution taxes on temporary differences (5)	1,138,005	605,058	1,266,588
Effects of change in rate of social contribution taxes (6)(7)	(1,427,667)	(613,202)	52,145
Other adjustments (7)	1,165,315	2,645,290	3,078,468
Income taxes	(5,375,636)	(8,918,984)	13,049,544
Of which:
Current tax (8)	(4,969,241)	(3,575,099)	3,631,631
Deferred taxes	(406,395)	(5,343,885)	9,417,913
Taxes paid in the year	(3,280,230)	(4,240,115)	(1,170,020)
(1)	Amount distributed to shareholders as interest attributable to shareholders’ equity. For accounting purposes, although the interest should be reflected in the income statement for tax deduction, the charge is reversed before the calculation of the net income in the financial statements and deducted from the shareholders’ equity since it is considered as dividend.

(2)	PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 they are recorded as income taxes.

(3)	The difference between the tax basis and accounting basis of goodwill on acquisition of Banco ABN Amro Real S.A. is a permanent and definitive difference. Administration in this case the possibility of loss on impairment or disposal is remote and only applies to the entity as a whole and according to the characteristics of the business combination performed, it is not possible to segregate and identify the business originally acquired. Therefore deferred tax liability is not record.

(4)	Permanent difference related of foreign currency exchange variation on investments abroad nontaxable/ deductible (see details below).

(5)	In 2015, includes the increase in CSLL tax rate

(6)	Effect of the rate differential for other non-financial corporations, with a social contribution rate of 9%, as well as the effect of the additional 5% applicable to financial institutions, valid until the end of 2018.

(7)	In 2016, includes the IAS 21 amounted to R$575.131 (see Hedge of Investments Abroad below) and non-taxable income/non-deductible expenses R$349.120.

(8)	Includes mainly the tax effect on expenses with donations, revenues from judicial deposit updates and other income and other income and expenses that do not qualify as temporary differences.

Cofins (8)

In June 2015, Banco Santander recorded the reversal of legal liabilities (recorded in the heading of tax liabilities - current) amounted to R$7,950 million related to Cofins. On the Consolidated Income Statements the registration occurred in the heading "Interest expense and similar charges" amounted to R$2,057 million and "Income Taxes", amounted to R$5,893 million (Note 23-c.1). Such gain taxed at the current rates of IR and CSLL, resulted in a R$3,180 of tax expense also recorded in the heading "Income taxes."

With this decision handed down on the lawsuits , the Bank also recognizes the right to offset COFINS paid in the period 1999-2006, in the heading Income taxes of R$381,597 and Interest and similar income update as to tax offset the amount of R$383,560. The amount of taxes on these revenues amounted to R$306,102.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Tax Hedge of Grand Cayman and of Santander Brasil EFC

Banco Santander operates an agency in the Cayman Islands and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or "Santander Brasil EFC" (an independent subsidiary in Spain), which are used primarily to raise funds in the capital and financial markets to provide the Bank with credit lines that are extended to its clients for foreign trade and working capital financing.

To hedge exposure to exchange rate variations, the Bank uses derivatives and funding. In accordance with Brazilian tax rules, gains or losses arising from the impact of the appreciation or depreciation of the Real on foreign investments are not taxable for PIS / Cofins / IR / CSLL purposes, while the gains or losses of the derivatives used as hedges are taxable. The purpose of these derivatives is to protect net income after taxes.

Tax treatment distinct from such exchange rate differences results in volatility in "Operating Income Before Tax" and "Income taxes". The foreign exchange variations recorded as a result of foreign investments in the exercise ended December 31, 2017 resulted in gain of R$893 million (2016 - loss R$7,408 million and 2015 - gain R$14,779). On the other hand, derivative contracts contracted to cover these positions generated a loss recorded on "Gains (losses) on financial assets and liabilities" of R$1,703 million (2016 - gain R$14,123 million and 2015 - loss R$26,311 million). The tax effect of these derivatives impacted the line of "income tax", generating a gain of R$810 million (2016 - loss R$6,140 million and 2015 - gain R$11,532), composed of R$80 million (2016 - R$657 million and 2015 - R$1,223 million) of PIS / Cofins and R$730 million (2016 - R$6,058 million and 2015 R$10,308 million) of IR / CSLL.

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousand of reais	2017	2016	2015
Operating Profit Before Tax	14,513,684	16,383,902	(3,215,718)
Income tax	5,375,636	8,918,984	(13,049,544)
Effective tax rate (1)	37.04%	54.44%	405.80%
(1)	In 2017, 2016 and 2015, considering the tax effect of the exchange variation over foreign branches and the economic hedge, accounted in the Gains (losses) on financial assets and liabilities (net) the effective tax rate would have been 40.4%, 27.1% and -18.3%, respectively. In 2015 there were the gain on the Cofins lawsuit (see disclosure above), which excluding the effects the effective tax rate would be 19.1%.

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousand of reais	2017	2016	2015
Tax credited to equity	3,373,984	2,955,552	4,943,957
Measurement of available-for-sale securities	1,016,121	963,990	2,743,797
Measurement of cash flow hedges	1,063	4,145	267,511
Measurement of investment hedges	562,353	562,353	1,137,484
Defined benefit plan	1,794,447	1,425,064	795,165
Tax charged to equity	(2,541,177)	(1,795,115)	(1,255,867)
Measurement of available-for-sale securities	(2,426,459)	(1,701,732)	(1,251,773)
Measurement of cash flow hedges	(111,134)	(87,929)	(2,250)
Defined benefit plan	(3,584)	(5,454)	(1,844)
Total	832,807	1,160,437	3,688,090

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousand of reais	2017	2016	2015
Tax assets:	24,778,078	24,437,112	30,575,504
Of which:
Temporary differences (1)	23,375,600	23,398,886	29,538,257
Tax loss carry forwards	866,579	382,867	381,888
Social contribution taxes 18%	535,899	655,359	655,359
Total deferred tax assets	24,778,078	24,437,112	30,575,504
Tax liabilities:	2,496,531	1,268,037	817,125
Of which:
Excess depreciation of leased assets	124,909	144,623	185,531
Adjustment to fair value of trading securities and derivatives	2,371,622	1,123,414	631,594
Total deferred tax liabilities	2,496,531	1,268,037	817,125
(1)	Temporary differences relate mainly to impairment losses on loans and receivables and provisions for lawsuits and administrative proceedings, and the effect of the fair value of financial instruments.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Based on a technical study for the realization of deferred tax assets and liabilities drawn up by Banco Santander´s Management, these tax credits should be accounted to the extent that it becomes probable that future taxable profit will allow their recovery. In the case of Tax Loss it was considered the limit of 30% to be used of the taxable profit of each period. The controlled companies has not presented any deferred tax liabilities not accounted on 2017, 2016 and 2015.

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last three years were as follows:

Thousand of reais	Balances at December 31, 2016	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balances at December 31, 2017
Tax assets:	24,437,112	668,483	254,733	(620,401)	38,151	24,778,078
Temporary differences	23,398,886	304,231	254,733	(620,401)	38,151	23,375,600
Tax loss carry forwards	382,867	483,712	-	-	-	866,579
Social contribution taxes 18%	655,359	(119,460)	-	-	-	535,899
Tax liabilities:	1,268,037	262,088	582,363	378,693	5,350	2,496,531
Temporary differences	1,268,037	262,088	582,363	378,693	5,350	2,496,531
Total	23,169,075	406,395	(327,630)	(999,094)	32,801	22,281,547

Thousand of reais	Balances at December 31, 2015	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balances at December 31, 2016
Tax assets:	30,575,504	(5,318,219)	(1,580,025)	652,599	107,253	24,437,112
Temporary differences	29,538,257	(5,319,198)	(1,580,025)	652,599	107,253	23,398,886
Tax loss carry forwards	381,888	979	-	-	-	382,867
Social contribution taxes 18%	655,359	-	-	-	-	655,359
Tax liabilities:	817,125	25,666	947,628	(523,182)	800	1,268,037
Temporary differences	817,125	25,666	947,628	(523,182)	800	1,268,037
Total	29,758,379	(5,343,885)	(2,527,653)	1,175,781	106,453	23,169,075

Thousand of reais	Balances at December 31, 2014	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balances at December 31, 2015
Tax assets:	20,038,000	8,866,221	1,575,891	93,991	1,401	30,575,504
Temporary differences	18,333,315	9,535,994	1,575,891	93,991	(934)	29,538,257
Tax loss carry forwards	1,049,326	(669,773)	-	-	2,335	381,888
Social contribution taxes 18%	655,359	-	-	-	-	655,359
Tax liabilities:	312,420	(551,692)	962,406	93,991	-	817,125
Temporary differences	312,420	(551,692)	962,406	93,991	-	817,125
Total	19,725,580	9,417,913	613,485	-	1,401	29,758,379
(1)	It relates to tax recognized in equity.

(2)	In 2017, it mainly refers to net of deferred taxes amounted to R$(241,708) (2016 - R$129,147 and 2015 - R$93,991), which have the same counterparty and realization period.

e) Expected realization of deferred tax assets

Year	Temporary differences	Tax loss carry forwards	Social contribution taxes 18%
2018	2,061,152	650,509	535,899
2019	3,995,868	88,249	-
2020	4,807,491	59,473	-
2021	4,522,575	36,269	-
2022 to 2024	4,939,011	7,471	-
2025 to 2026	2,486,246	19,112	-
2026 to 2027	563,257	5,496	-
Total	23,375,600	866,579	535,899

Projections of future taxable income include estimates referring to macroeconomic variables, exchange rate and interest rate fluctuations, the history of recent tax losses, among others, which may vary from the actual amounts."

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

f) Current Taxes

The current tax assets refers to the balance of Income, Social Contribution Taxes, PIS/COFINS Offset.

26. Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousand of reais	2017	2016	2015
Accrued expenses and deferred income (1)	3,036,374	2,925,598	2,480,666
Transactions in transit	980,501	916,844	900,089
Provision for share-based payment	270,626	212,384	186,526
Liabilities for insurance contracts	1,587,603	1,584,303	1,365,793
Other (2)	2,138,817	2,559,970	1,917,122
Total	8,013,921	8,199,099	6,850,196
(1)	Corresponds, mainly, to payments to be made - personnel expenses.

(2)	Includes credits for funds to be released, such as Administrative expenses, amounts due to associates and suppliers.

(3)	Includes mainly the amounts to transfer to the credit card companies (resources in transit) and amount to release referred to the real estate credits.

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

It should be noted that the consolidated Statements of Comprehensive Income includes the changes to Other Comprehensive Income as follows:

- Revaluation gains (losses): This includes the amount of the gains, net of losses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this heading, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another heading.

- Amounts transferred to income statement: This includes the amount of the revaluation gains (losses) previously recognized in equity, even in the same year, which are subsequently recognized in the income statement.

- Amounts transferred to the initial carrying amount of hedged objects: This includes the amount of the revaluation gains (losses) previously recognized in Equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

- Other transfers: This includes the amount of the transfers made in the year between the various Other Comprehensive Income items.

In the Consolidated Statements of Comprehensive Income the amounts in "Other Comprehensive Income" are recognized gross, including the amount relating to non-controlling interests, and the corresponding tax effect is presented under a separate heading, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a) Financial assets - available-for-sale

Other Comprehensive Income - Available-for-sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 7 and 8), net of taxes.

The breakdown, by type of instrument and geographical origin of the issuer, of Other Comprehensive Income Available-for-sale financial assets on December 31, 2017, 2016 and 2015 is as follows:

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais				2017
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt Instruments
Government debt securities	1,616,486	(6,942)	1,609,544	79,462,303
Private-sector debt securities	10,694	(2,227)	8,467	5,254,444
Equity instruments
Domestic	230,722	(35,159)	195,563	1,106,637
Of which:
Listed	156,236	(5,322)	150,914	965,547
Unlisted	74,486	(29,837)	44,649	141,090
Total	1,857,902	(44,328)	1,813,574	85,823,384

Thousand of reais				2016
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt Instruments
Government debt securities	454,609	(31,288)	423,321	50,384,382
Private-sector debt securities	101,593	(6,501)	95,092	5,445,190
Equity instruments
Domestic	220,535	(72,758)	147,777	1,985,473
Of which:
Listed	147,844	(50,269)	97,575	1,024,505
Unlisted	72,691	(22,489)	50,202	960,968
Total	776,737	(110,547)	666,190	57,815,045

Thousand of reais				2015
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt Instruments
Government debt securities	2,110	(2,692,507)	(2,690,397)	57,720,858
Private-sector debt securities	10,585	(67,277)	(56,692)	9,382,416
Equity instruments
Domestic	213,299	(111,627)	101,672	1,162,332
Of which:
Listed	119,436	(99,357)	20,079	77,299
Unlisted	93,863	(12,270)	81,593	1,085,033
Total	225,994	(2,871,411)	(2,645,417)	68,265,606

At each reporting date, the Bank assesses whether there is any objective evidence indicating that the available-for-sale financial assets (debt securities and equity instruments) are impaired.

This assessment includes but is not limited to an analysis of the following information: i) the issuer’s economic and financial position, any default or late payments, issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer’s industry which might affect its ability to pay; iii) changes in the fair value of the security analyzed, and analysis of the reasons of such changes—whether they are specific to the security or the result of the general uncertainty concerning the economy or the country and iv) independent analysts’ reports and forecasts and other independent market information.

In the case of equity instruments, when the changes in the fair value of the equity instrument subject to analysis are assessed, the duration and significance of the decline in its market price below cost is taken into account. Nevertheless, it should be noted that the Bank assesses, on a case-by-case basis each of the equity instruments that have incurred losses, and monitors the performance of their market prices, recognizing an impairment loss as soon as it is determined that the recoverable amount could be decreased.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

If, after completing the above assessment, the Bank considers that the presence of one or more of these factors affect recovery of the cost of the financial asset, an impairment loss is recognized in the consolidated income statement for the amount of the loss in equity under Other Comprehensive Income. Also, where the Bank does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the financial asset is written-off through its fair value.

b) Cash flow hedges

Other Comprehensive Income—Cash flow hedges includes the gains or losses attributable to hedge instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect them (see Note 9).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged objects.

c) Hedges of net investments in foreign operations and Translation adjustments foreign investment

Other Comprehensive Incomes—Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations. In 2017 this hedge was discontinued (Note 9.a5). In 2016 and 2105, no ineffective portion was identified (Note 9.a5).

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

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousand of reais	2017	2016	2015
Santander Leasing S.A. Arrendamento Mercantil	395	441	421
Santander Brasil Advisory Services S.A	-	529	516
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	14,664
Getnet S.A.	206,105	168,863	176,278
Olé Consignado S.A.	82,432	30,425	5,014
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros	-	318,498	238,169
BW Guirapá S.A.	-	68,691	-
Banco PSA Finance Brasil S.A.	147,295	138,057	-
Ipanema Empreendimentos e Participações Ltda.	667	-	-
Total	436,894	725,504	435,062

Thousand of reais	2017	2016	2015
Profit attributable to non-controlling interests	213,984	130,355	50,086
Of which:
Santander Leasing S.A. Arrendamento Mercantil	48	41	38
Santander Brasil Advisory Services S.A	-	34	49
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	(2,379)
Getnet S.A.	48,842	27,209	35,932
Olé Consignado S.A.	53,286	5,432	4,996
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros	92,365	98,717	10,859
BW Guirapá S.A.	(776)	(2,957)	-
Banco PSA Finance Brasil S.A.	19,884	1,879	-
Ipanema Empreendimentos e Participações Ltda.	335	-	-
Other companies	-	-	591

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

Thousand of reais	2017	2016	2015
Balance at beginning of year	725,504	435,062	380,173
Additions / disposals (net) due to change in the scope of consolidation (1) (2)	(660,230)	159,469	16,608
Incorporation / Acquisition	296,184	-	-
Dividends paid / Interest on Capital	(133,641)	(18,140)	(2,754)
Capital increase (3)	-	20,000	-
Profit attributable to non-controlling interests	213,984	130,355	50,086
Transition Adjustments to the amendments to the IAS 19	(1,790)	(1,604)	5,916
Others	(3,117)	362	(14,967)
Balance at end of year	436,894	725,504	435,062
(1)	In 2017 refers mainly to the participation of non-controlling shareholders of BW Guirapá, in 2016 refers to BW Guirapá and Banco PSA Finance Brasil, in 2015 refers to Super.

(2)	Includes the acquisition of the shares representing the remaining 50% of the voting capital of Super by Aymoré CFI (note 4.b).

(3)	Increase in the share capital of Olé Consignado.

29. Shareholders’ equity

a) Capital

According to the by-laws, Banco Santander’s share capital may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require shareholders` approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

	Thousand of shares
	Common	Preferred	2017 Total	Common	Preferred	2016 Total
Brazilian residents	66,207	91,779	157,986	67,498	92,949	160,447
Foreign residents	3,752,488	3,588,057	7,340,545	3,783,473	3,619,163	7,402,636
Total shares	3,818,695	3,679,836	7,498,531	3,850,971	3,712,112	7,563,083
(-) Treasury shares	(5,845)	(5,845)	(11,690)	(25,786)	(25,786)	(51,572)
Total outstanding	3,812,850	3,673,991	7,486,841	3,825,185	3,686,326	7,511,511

	Thousand of shares
	Common	Preferred	2015 Total
Brazilian residents	56,306	81,280	137,586
Foreign residents	3,794,666	3,630,833	7,425,499
Total shares	3,850,972	3,712,113	7,563,085
(-) Treasury shares	(20,218)	(20,218)	(40,436)
Total outstanding	3,830,754	3,691,895	7,522,649

In 2015, issuance costs of the Global Offering of Shares held in October 2009, have been reclassified from Capital to Reserves heading for a better presentation amounted to R$193,616.

b) Dividends and Interest on Capital

According to the Bank’s by-laws, shareholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been calculated and paid in accordance with Brazilian Corporate Law.

Prior to the annual shareholders meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) financial statements or earning reserves shown in the last financial statement; or (ii) financial statements issued in the period shorter than 6 months, since the total dividends paid in each half of the fiscal year shall do not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

				2017
	Real per Thousand Shares / Units
	Thousand of reais	Common	Preferred	Units
Interest on Capital (1) (6)	500,000	63,3780	69,7158	133,0938
Interest on Capital (2) (6)	500,000	63,5280	69,8808	133,4088
Interest on Capital (3) (6)	500,000	63,5917	69,9509	133,5427
Intercalary Dividends (4) (6)	2,500,000	318,2994	350,1293	668,4287
Interest on Capital (5) (6)	2,300,000	292,8354	322,1190	614,9544
Total	6,300,000

(1) Established by the Board of Directors in April 2017, Common Shares - R$53,8713, preferred - R$59,2584 and Units - R$113,1297 net of taxes, and was paid from May 26, 2017 without any compensation as monetary correction.

(2) Established by the Board of Directors in July 2017, Common Shares - R$53,9988, preferred - R$59,3987 and Units - R$113,3975 net of taxes, and was paid from August 25, 2017 without any compensation as monetary correction.

(3) Established by the Board of Directors in July 2017, Common Shares - R$54,0530, preferred - R$59,4583 and Units - R$113,5113 net of taxes, and was paid from October 26, 2017 without any compensation as monetary correction.

(4) Established by the Board of Directors in December 2017, and will be paid from February 26, 2018 without any compensation as monetary correction.

(5) Established by the Board of Directors in December 2017, Common Shares - R$248,9101, preferred - R$273,8011 and Units - R$522,7112 net of taxes, will be paid from February 26, 2018 without any compensation as monetary correction.

(6) The amount of interest on shareholders’ equity and interim dividends will be fully charged to the mandatory dividends for the year 2017.

				2016
	Real per Thousand Shares / Units
	Thousand of reais	Common	Preferred	Units
Interest on Capital (1) (4)	500,000	63,4290	69,7719	133,2009
Intermediate Dividends (2) (5)	700,000	88,8309	97,7140	186,5448
Intercalary Dividends (2) (5)	700,000	88,8309	97,7140	186,5448
Interest on Capital (3) (5)	3,350,000	425,1192	467,6311	892,7503
Total	5,250,000

(1) Established by the Board of Directors in June 2016, Common Shares - R$53,9146, preferred - R$59,3061 and Units - R$113,2207 net of taxes.

(2) Established by the Board of Directors in December 2016.

(3) Established by the Board of Directors in December 2016, Common Shares- R$361,3513, preferred - R$397,4864 and Units - R$758,8377 net of taxes.

(4) ‘The amount of the interest on capital were fully input into the mandatory dividends for the year 2016 and were be paid from August 26, 2016 without any compensation as monetary correction.

(5) The amount of intermediate, intercalary dividends and interest on capital will be fully attributed to supplementary and mandatory dividends for the year 2016 and will be paid from February 23, 2017, without any compensation to the restatement.

				2015
	Real per Thousand Shares / Units
	Thousand of reais	Common	Preferred	Units
Intercalary Dividends (1) (3)	150,000	18,9474	20,8421	39,7895
Intermediary Dividends (2) (4)	3,050,000	385,8116	424,3927	810,2043
Intercalary Dividends (3) (7)	1,600,000	202,7412	223,0153	425,7564
Interest on Capital (4) (7)	1,400,000	177,3985	195,1384	372,5369
Total	6,200,000
(1)	Established by the Board of Directors in March 2015.

(2)	Established by the Board of Directors in September 2015.

(3)	Established by the Board of Directors in December 2015.

(4)	Established by the Board of Directors in December 2015, Common Shares - R$150,7887, preferred - R$165,8676 and Units - R$316,6563 net of taxes.

(5)	The amount of the interim dividend were fully attributed to supplementary and mandatory dividends, respectively, for the year 2015 and were paid from August 28, 2015, without any compensation as monetary update.

(6)	The amount of the interim dividend were fully attributed to supplementary and mandatory dividends, respectively, for the year 2015 and were paid from October 05, 2015, without any compensation as monetary update.

(7)	The amount of the interim dividends and interest on capital were fully input into the mandatory dividends for the year 2015 and were paid from February 25, 2016, without any compensation as monetary update.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

c) Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with Brazilian Corporate Law, 5% is transferred to the legal reserve, until it reaches 20% of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

Capital reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

Reserve for equalization dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of shareholders remuneration.

d) Treasury shares

In the meeting held on November 01, 2017, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,717,204 Units, representing 38,717,204 common shares and 38,717,204 preferred shares, or the ADRs, which, on September 30, 2017, corresponded to approximately 1.03% of the Bank’s share capital. On September 30, 2017, the Bank held 373,269,828 common shares and 401,074,242 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 365 days counted from November 6, 2017, and will expire on November 5, 2018.

	2017	2016		2015
	Quantity	Quantity		Quantity
	Units	Units	ADRs	Units	ADRs
Treasury shares at beginning of the period	25,786	7,080	13,138	16,531	13,081
Shares Acquisitions	12,768	14,284	-	13,873	57
Cancellation of Shares (1)(2)(3)	(32,276)	13,138	13,138	(18,879)	-
Payment - Share-based compensation	(4,505)	(8,716)	-	(4,446)	-
Treasury shares at end of the period	1,773	25,786	-	7,080	13,138
Balance of Treasury Shares in thousand of reais (2)	R$148,246	R$513,889	R$0	R$106,764	R$317,094
Emission Costs in thousands of Reais	R$194	R$145	R$0	R$95	R$0
Balance of Treasury Shares in thousands of reais	R$148,440	R$514,034	R$0	R$106,859	R$317,094
Cost/Market Value
Minimum cost	R$7.55	R$7.55	US$4,37	R$11.01	US$4,37
Weighted average cost	R$24.41	R$19.93	US$6,17	R$14.28	US$6,17
Maximum cost	R$32.29	R$26.81	US$10,21	R$18.51	US$10,21
Market value	R$27.64	R$28.32	US$8,58	R$16.04	US$3,89
(1)	In January 2016 was the transformation of all ADRs that were held in treasury for UNIT’s.

(2)	Extraordinary General Meeting held on December 14, 2015 the cancellation of 18,878,954 Units was approved (18,878,954 ON and 18,878,954 PN totaling 37,757,908 treasury shares) equivalent to R$268,573.

(3)	At the EGM held on September, 18, 2017, it was approved the cancellation of 64,551,366 treasury shares (equivalent to 32,276 thousand Units) with the counterparty headings Capital Reserves and Profit Reserves, which represent the total of treasury shares registered in the book of common shares at that date, without reduction of the capital and consequent change in the clause 5th from the Bylaws in order to reflect the new quantities of common and preferred shares, nominatives and without value which represent the Banco Santander´s capital.

Additionally, in the year ended December 31, 2017, treasury shares were sold, that resulted in a loss of R$2,498 (2016 - R$11,574 and 2015 - R$3,918) recorded directly in equity in capital reserves.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

30. Earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury.

	2017	2016	2015
Profit attributable to the Parent
Earnings per share (Brazilian Reais)	8,924,064	7,334,563	9,783,740
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	1,133,43	929,93	1,236,96
Preferred shares	1,246,77	1,022,92	1,360,66
Net Profit attributable - Basic (Brazilian Reais)
Common shares	4,332,026	3,560,288	4,748,896
Preferred shares	4,592,038	3,774,275	5,034,844
Weighted average shares outstanding - Basic
Common shares	3,822,057	3,828,555	3,839,159
Preferred shares	3,683,145	3,689,696	3,700,299

b) Diluted earnings per share

The diluted earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury, including the effect of dilutive potential programs long-term compensation.

	2017	2016	2015
Profit attributable to the Parent
Earnings per share (Brazilian Reais)	8,924,064	7,334,563	9,783,740
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	1,132,44	929,03	1,235,79
Preferred shares	1,245,69	1,021,93	1,359,36
Net Profit attributable - Basic (Brazilian Reais)
Common shares	4,331,955	3,560,222	4,748,810
Preferred shares	4,592,109	3,774,341	5,034,930
Weighted average shares outstanding (in thousand) - Diluted
Common shares	3,825,313	3,832,211	3,842,744
Incremental shares from stock options granted under Stock Option Plan - Units	3,257	3,656	3,585

Preferred shares	3,686,401	3,693,352	3,703,884
Incremental shares from stock options granted under Stock Option Plan - Units	3,257	3,656	3,585

31. Fair value of financial assets and liabilities

Under IFRS 13, the fair value measurement uses a fair value hierarchy that reflects the model used in the measurement process which should be in accordance with the following hierarchical levels:

Level 1: Determined on the basis of public (unadjusted) quoted prices in active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

Level 2: They are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: They are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trading Financial Assets, Other financial assets at fair value on through income statement, Available-for-sale financial assets and Financial liabilities held for trading

Level 1: The securities with high liquidity and quoted prices in active market are classified as level 1. At this level there were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stock exchange and other securities traded in the active market.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Level 2: When quoted price cannot be observed, the Management, using its own internal models, make its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Private Securities (highlighting the Debenture portfolio) in a market with less liquidity than those classified at Level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares.

Derivatives

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives traded over the counter, the valuation (primarily swaps and options) usually uses observable market data, such as: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments aforementioned, it is used the Black-Scholes Model (exchange rate options, interest rate options; caps and floors) and the present value method (discount of future values by market curves).

Level 3: Derivatives not traded in the stock exchange and that do not have an observable data in a active market were classified as Level 3. These are composed by exotic derivatives.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended December 31, 2017, 2016 and 2015, classified based on several measurement methods adopted by the Bank to determine their fair value:

Thousand of Reais	2017
	Level 1 (1)	Level 2 (1)	Level 3	Total
Financial assets held for trading	34,380,542	18,059,034	-	52,439,576
Debt instruments	33,891,360	988,321	-	34,879,681
Equity instruments	489,182	588	-	489,770
Derivatives	-	17,070,125	-	17,070,125
Financial assets designated at fair value through profit or loss	1,593,951	64,738	33,368	1,692,057
Debt instruments	1,593,951	64,738	-	1,658,689
Equity instruments	-	-	33,368	33,368
Financial assets - available-for-sale	79,301,016	6,382,225	140,143	85,823,384
Debt instruments	78,335,629	6,381,118	-	84,716,747
Equity instruments	965,387	1,107	140,143	1,106,637
Hedging derivatives (assets)	-	192,763	-	192,763
Financial liabilities held for trading	32,808,392	16,514,154	-	49,322,546
Derivatives	-	16,514,154	-	16,514,154
Short positions	32,808,392	-	-	32,808,392
Hedging derivatives (liabilities)		163,332	-	163,332

(1) There was no transfer between levels 1 and 2.

Thousand of Reais	2016
	Level 1	Level 2	Level 3	Total
Financial assets held for trading	59,410,908	25,462,755	-	84,873,663
Debt instruments	59,034,363	960,583	-	59,994,946
Equity instruments	376,545	21,916	-	398,461
Derivatives	-	24,480,256	-	24,480,256
Financial assets designated at fair value through profit or loss	1,597,660	76,035	37,509	1,711,204
Debt instruments	1,592,714	76,035	-	1,668,749
Equity instruments	4,946	-	37,509	42,455
Financial assets - available-for-sale	51,160,044	5,703,389	951,612	57,815,045
Debt instruments	50,172,609	5,656,963	-	55,829,572
Equity instruments	987,435	46,426	951,612	1,985,473
Hedging derivatives (assets)	-	222,717	-	222,717
Financial liabilities held for trading	31,694,269	19,925,600	-	51,619,869
Derivatives	-	19,925,600	-	19,925,600
Short positions	31,694,269	-	-	31,694,269
Hedging derivatives (liabilities)	-	311,015	-	311,015

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Thousand of Reais	2015
	Level 1	Level 2	Level 3	Total
Financial assets held for trading	24,952,744	25,583,987	-	50,536,731
Debt instruments	24,579,100	614,498	-	25,193,598
Equity instruments	373,644	31,329	-	404,973
Derivatives	-	24,938,160	-	24,938,160
Financial assets designated at fair value through profit or loss	1,420,332	86,238	573,664	2,080,234
Debt instruments	1,420,332	86,238	-	1,506,570
Equity instruments	-	-	573,664	573,664
Financial assets - available-for-sale	56,497,320	10,910,469	857,817	68,265,606
Debt instruments	56,250,013	10,853,261	-	67,103,274
Equity instruments	247,307	57,208	857,817	1,162,332
Hedging derivatives (assets)	-	1,312,202	-	1,312,202
Financial liabilities held for trading	20,047,631	22,340,137	-	42,387,768
Derivatives	-	22,340,137	-	22,340,137
Short positions	20,047,631	-	-	20,047,631
Hedging derivatives (liabilities)	-	2,376,822	-	2,376,822

Movements in fair value of Level 3

The following tables demonstrate the movements during 2017, 2016 and 2015 for the financial assets and liabilities classified as Level 3 in the fair value hierarchy:

Thousand of Reais	Fair Value 2016	Gains/losses (Realized Not Realized)	Transfers in and/ or out of Level 3	Additions	Settled	Fair value 2017

Financial assets designated at fair value through profit or loss	37,509	(2,555)	-	-	(1,586)	33,368
Financial assets - available-for-sale	951,612	18,474	-	-	(829,943)	140,143

Thousand of Reais	Fair Value 2016	Gains/losses (Realized Not Realized)	Transfers in and/ or out of Level 3	Additions	Settled	Fair value 2017

Financial assets designated at fair value through profit or loss	573,664	2,806	(14,345)	111	(524,727)	37,509
Financial assets - available-for-sale	857,817	(60,934)	(3,085)	461,185	(303,371)	951,612

Thousand of Reais	Fair Value 2016	Gains/losses (Realized Not Realized)	Transfers in and/ or out of Level 3	Additions	Settled	Fair value 2017

Financial assets held for trading	3,329	-	-	-	(3,329)	-
Financial assets designated at fair value through profit or loss	902,794	(329,130)	-	-	-	573,664
Financial assets - available-for-sale	897,956	(58,008)	-	54,785	(36,916)	857,817

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

i) Financial assets measured at other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured by a value other than the fair value and their respective fair values on December 31, 2017, 2016 and 2015:

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Thousand of Reais	2017
Assets	Carrying Amount	Fair Value	Level 1	Level 2	Level 3

Money market investments - Brazilian Central Bank (note 5)	33,831,521	33,914,021	-	33,914,021	-
Investments Held-to-Maturity (note 7)	10,214,454	10,587,117	7,251,246	3,335,871	-
Loans and receivables: Loans and amounts due from credit institutions (note 6)	32,300,095	32,300,095	-	32,300,095	-
Loans and advances to customers (note 10)	272,420,157	275,647,324	-	-	275,647,324
Loans and receivables - Debt instruments (note 7)	17,616,515	17,127,511	-	17,127,511	-
Total	366,382,742	369,576,068	7,251,246	86,677,498	275,647,324

Thousand of Reais	2016
Assets	Carrying Amount	Fair Value	Level 1	Level 2	Level 3

Money market investments - Brazilian Central Bank (note 5)	46,371,814	46,341,971	-	46,341,971	-
Investments Held-to-Maturity (note 7)	10,048,761	10,555,437	6,942,173	3,613,264	-
Loans and receivables: Loans and amounts due from credit institutions (note 6)	27,762,473	27,757,607	-	27,757,607	-
Loans and advances to customers (note 10)	252,002,774	253,860,027	-	-	253,860,027
Loans and receivables - Debt instruments (note 7)	16,283,259	16,003,885	-	16,003,885	-
Total	352,469,081	354,518,927	6,942,173	93,716,727	253,860,027

Thousand of Reais	2015
Assets	Carrying Amount	Fair Value	Level 1	Level 2	Level 3

Money market investments - Brazilian Central Bank (note 5)	31,316,917	31,310,136	-	31,310,136	-
Investments Held-to-Maturity (note 7)	10,097,836	9,257,519	5,698,211	3,559,308	-
Loans and receivables: Loans and amounts due from credit institutions (note 6)	42,422,638	42,381,130	-	42,381,130	-
Loans and advances to customers (note 10)	252,033,449	251,319,173	-	-	251,319,173
Loans and receivables - Debt instruments (note 7)	11,812,701	11,457,378	-	11,457,378	-
Total	347,683,541	345,725,336	5,698,211	88,707,952	251,319,173

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of Bank´s financial liabilities measured by a value other than fair value and their respective fair values on December 31 , 2017, 2016 and 2015:

Thousand of Reais			2017
Liabilities	Carrying Amount	Fair Value	Level 1	Level 2	Level 3

Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 17)	79,068,604	79,068,564	-	-	79,068,564
Customer deposits (note 18)	258,482,156	258,576,177	-	-	258,576,177
Marketable debt securities (note 19)	70,247,012	70,245,820	-	2,000,552	68,245,268
Subordinated liabilities (note 20)	519,230	528,799	-	-	528,799
Debt Instruments Eligible to Compose Capital (note 21)	8,436,901	8,436,901	-	8,436,901	-
Other financial liabilities (note 22)	44,260,735	43,003,735	-	-	43,003,735
Total	461,014,638	459,859,996	-	10,437,453	449,422,543

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Thousand of Reais			2016
Liabilities	Carrying Amount	Fair Value	Level 1	Level 2	Level 3

Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 17)	78,319,960	78,323,271	-	-	78,323,271
Customer deposits (note 18)	231,079,303	231,125,526	-	-	231,125,526
Marketable debt securities (note 19)	99,842,955	99,671,288	-	7,321,870	92,349,418
Subordinated liabilities (note 20)	466,246	452,439	-	-	452,439
Debt Instruments Eligible to Compose Capital (note 21)	8,311,918	8,311,918	-	8,311,918	-
Other financial liabilities (note 22)	36,879,099	35,622,099	-	-	35,622,099
Total	454,899,481	453,506,541	-	15,633,788	437,872,753

Thousand of Reais			2015
Liabilities	Carrying Amount	Fair Value	Level 1	Level 2	Level 3

Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 17)	69,306,902	69,307,617	-	-	69,307,617
Customer deposits (note 18)	227,462,949	227,422,985	-	-	227,422,985
Marketable debt securities (note 19)	94,658,300	95,486,114	-	13,712,057	81,774,057
Subordinated liabilities (note 20)	8,097,304	8,142,296	-	-	8,142,296
Debt Instruments Eligible to Compose Capital (note 21)	9,959,037	9,959,037	-	9,959,037	-
Other financial liabilities (note 22)	32,072,645	30,815,646	-	-	30,815,646
Total	441,557,137	441,133,695	-	23,671,094	417,462,601

The methods and assumptions used to estimate the fair values summarized in the tables above are set forth below:

- Loans and amounts due from credit institutions and from clients – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the average interest rate of new contracts. That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk free interest rate are incorporated to the risk free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to highlight that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

- Deposits from Bacen and credit institutions and Client deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

- Debt and Subordinated Securities and Debt Instruments Eligible to Compose Capital – The fair value of long-term loans were estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in note 2.e.

32. Operational Ratios

Financial institutions are required to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher than the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit, market and operational risk.

The minimum Regulatory Capital requirement (PR) was 11% until December 31, 2015, reducing gradually to 8% on January 1, 2019.The minimum Regulatory Capital requirement until December 31, 2016 is 9.875%. The minimum Total Capital Tier I requirement is 6% from January 1, 2015 and the minimum Principal Capital requirement is 4.5% from October 1, 2013.

In July 2008, the regulations governing the measurement of regulatory capital came into force under the Basel II Standardized Approach. These regulations were revoked by Resolution 4,192/2013 and Resolution 4,278/2013, which came into effect in October 2013. Also, Resolutions 4,193 and 4,281 of 2013, which establish the model for calculating minimum requirements for Reference Equity (PR), of Level I and Principal Capital. These Resolutions determine that the composition of the Referential Equity be made through equity, subordinated debt, hybrid capital instruments. The index is calculated on a consolidated basis, as shown below:

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

		Financial Conglomerate
Thousand of Reais	2017(1)	2016(1)	2015(2)
Tier I Regulatory Capital	56,386,001	56,264,021	52,785,049
Principal Capital	52,196,893	52,136,837	47,840,179
Supplementary capital	4,189,108	4,127,184	4,944,870
Tier II Regulatory Capital	4,250,447	4,280,864	5,182,065
Regulatory Capital (Tier I and II)	60,636,448	60,544,885	57,967,114
Required Regulatory Capital	383,132,693	36,669,570	40,531,194
Portion of Credit Risk (3)	324,696,458	31,309,944	36,355,897
Market Risk Portions (4)	25,857,109	2,388,626	2,300,969
Operational Risk Portion	32,579,126	2,971,000	1,874,328
Basel I Ratio	14.7	15.2	14.3
Basel Principal Capital	13.6	14.0	13.0
Basel	15.8%	16.3%	18.2%
(1)	Amounts calculated based on the consolidated information provided by the Consolidated Prudential.

(2)	Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).

(3)	To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3,714 of August 20, 2014, Bacen Circular 3,770 of October 29,2015, which amending Circular 3,644 of March 4, 2013.

(4)	Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

The risk activity is ruled by the following basic principles, which are aligned with the strategy and business model of the Santander Group, and takes into account the recommendations of the supervisory authorities, regulators and the best market practices.

• Integration in the Culture of Risks;

• Management Involvement;

• Independence of the Risk Function;

• Formulation of Risk Appetite;

• Fully Risk Consideration;

• Anticipation and Predictability;

• Common Management Instruments;

• Decision and Collegiate Bodies;

• Organizational structure;

• Limits Authority and Responsibilities;

• Risks Limitation;

• Efficient Information Channels.

The fundamental principles ruling the risk governance model are:

• Independence of the risk function in relation to the business area;

• Management involvement in decision-making;

• Collegiate decisions and consensus on credit operations.

Based on these principles, the governance structure of the decision-making process is composed of committees that act according to pre-defined levels of authority. The CER - Executive Risk Committee is the local decision forum with representatives of Bank Management, including the CEO, the risk vice president and the other members of the executive committee. The main attributions of this Committee are:

• Follow the evolution of credit and market portfolios;

• Decide on credit proposals;

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

• Define and follow the Risk Appetite fulfilment;

• Define the actions regarding the recommendations formulated by the local regulator;

• Approve the risk regulation as well as the changes in risk policies that impact revenues, margin or provision expenses.

The Capital Policies of Banco Santander establish the general guidelines that should rule the areas involved operations in the capital management and control processes.

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

The definition of committees and approvals are established from the lines of defense:

• 1st Line of Defense: the main functions is the process of capital management coordination, annual capital planning definition, capital structure establishment, annual capital budgets monitoring, etc.;

• 2nd Line of Defense: must ensure effective control of capital risk management and certify that the level of risk appetite is covering the institution’s capital;

• 3rd Line of Defense: represents the role of independent reviewer.

Banco Santander, quarterly disclose information relating to risk management and Required Regulatory Capital (PRE) which is not an extension of the Financial Statements and it isn’t audited. A report with further details of the structure and methodology will be disclosed at the website www.santander.com.br/ri.

Financial institutions are required to maintain investments in tangible assets compatible with adjusted regulatory capital. Funds invested in tangible assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. On December 31, 2017, 2016 and 2015 Banco Santander classifies for said index.

33. Interest and similar income

“Interest and similar income” in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, regardless the fair value measurement; and the rectifications of income as a result of hedge accounting. Interest is recognized through its gross value, without deducting any tax withheld at source.

The breakdown of the main items of interest and similar charges accrued in 2017, 2016 and 2015 is as follows:

Thousand of reais	2017	2016	2015

Cash and balances with the Brazilian Central Bank	5,953,765	7,315,570	4,625,467
Loans and advances - Credit institutions	5,107,355	7,472,729	5,075,636
Loans and advances - Customers	44,507,217	43,977,981	41,844,940
Debt instruments	13,456,802	14,783,164	14,872,834
Other interest	2,393,210	3,596,633	3,451,323
Total	71,418,349	77,146,077	69,870,200

34. Interest expense and similar charges

“Interest expense and similar charges” in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, regardless the fair value measurement; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to pension funds.

The breakdown of the main items of interest expense and similar charges accrued in 2017, 2016 and 2015 is as follows:

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais	2017	2016	2015

Credit institutions deposits	3,782,781	3,369,931	4,584,244
Debt securities issued	19,490,807	25,693,236	20,666,382
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 19)	7,901,199	12,212,922	10,047,874
Subordinated liabilities (note 20)	52,984	731,594	1,019,302
Debt Instruments Eligible to Compose Capital (note 21)	495,188	501,748	503,290
Provisions for pensions (note 24.b)	292,628	290,920	404,171
Other interest (1)	4,456,273	3,759,233	1,307,826
Total	36,471,860	46,559,584	38,533,089
(1)	In December 31 2015, includes R$2,057 million related to the reversal of legal obligations.

35. Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousand of reais	2017	2016	2015

Equity instruments classified as:
Financial assets held for trading	18,458	21,489	44,312
Financial assets - available-for-sale	64,662	237,056	85,703
Other financial instruments at fair value through profit or loss			12,866
Total	83,120	258,545	142,881

36. Fee and commission income

“Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousand of reais	2017	2016	2015

Collection and payment services:
Bills	970,293	789,996	654,340
Demand accounts	2,156,384	1,786,175	1,496,535
Cards (Credit and Debit) and Acquiring Services	4,985,306	4,090,766	3,479,361
Checks and other	172,718	169,100	154,400
Orders	471,763	364,102	318,322
Total	8,756,464	7,200,139	6,102,958
Marketing of non-Banking financial products:
Investment funds	819,748	1,014,401	982,533
Insurance	2,414,478	2,114,316	2,156,230
Capitalization	363,516	325,531	15,765
Total	3,597,742	3,454,248	3,154,528
Securities services:
Securities underwriting and placement	513,727	357,513	280,471
Securities trading	114,015	115,334	105,979
Administration and custody	191,987	65,667	81,154
Asset management	2,353	1,863	1,705
Total	822,082	540,377	469,309
Other:
Foreign exchange	742,676	722,912	597,620
Financial guarantees	672,801	634,375	507,921
Other fees and commissions	1,223,778	996,430	964,855
Total	2,639,255	2,353,717	2,070,396
Total	15,815,543	13,548,481	11,797,191

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

37. Fee and commission expense

“Fee and commission expense” shows the amount of all fees and commissions paid or payable in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousand of reais	2017	2016	2015

Commissions assigned to third parties (1)	1,975,379	1,620,812	1,520,480
Other fees and commissions	1,118,296	950,073	793,202
Total	3,093,675	2,570,885	2,313,682
(1) Composed, principally, by Credit cards.

38. Gains or losses on financial assets and liabilities

Gains (losses) on financial assets and liabilities (net) includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses derived from the sale and purchase thereof.

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousand of reais	2017	2016	2015

Gains or losses on financial assets and liabilities held for trading, net (1)	1,174,111	3,166,399	(19,936,801)
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net (2)	30,694	82,638	46,859
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net	(122,115)	(115,202)	(120,523)
Financial assets - available-for-sale
Debt instruments	(156,802)	(108,318)	385,605
Equity instruments	34,687	(6,884)	(506,128)
Gains or losses from hedge accounting, net	(113,600)	(117,679)	7,606
Total	969,090	3,016,156	(20,002,859)
(1)	Includes the fiscal hedge of the Bank’s interest in Cayman, which is a non-autonomous subsidiary (note 25).

(2)	Includes the net gain arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Bank manages its risk in these instruments on a global basis.

39. Exchange differences (net)

"Exchange differences" demonstrate the gains or losses on foreign currency transactions, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

Thousand of reais	2017	2016	2015

Revenue with Exchange variations	24,008,382	16,634,809	52,013,425
Expenses with Exchange Variations	(23,403,326)	(12,059,995)	(41,929,005)
Total	605,056	4,574,814	10,084,420

40. Other operating income and expenses

The breakdown of "Other operating income (expense)" is as follows:

Thousand of reais	2017	2016	2015

Other operating income	896,279	690,310	566,006
Other operating expense	(1,259,338)	(1,067,560)	(668,444)
Contributions to fund guarantee of credit - FGC	(308,954)	(247,321)	(244,685)
Total	(672,013)	(624,571)	(347,123)

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

41. Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousand of reais	2017	2016	2015

Wages and salaries	5,713,702	5,377,284	4,655,400
Social security costs	1,381,229	1,273,486	1,316,282
Benefits	1,309,314	1,277,781	1,183,902
Defined benefit pension plans (note 24)	20,081	24,480	31,332
Contributions to defined contribution pension plans	87,099	86,576	78,785
Share-based compensation	87,293	86,963	175,976
Training	58,338	62,518	92,883
Other personnel expenses	280,222	188,177	264,232
Total	8,937,278	8,377,265	7,798,792

b) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors and informed to the Human Resources, whose selection will take into account seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions. These amounts are recorded under Other liabilities (note 26) and personnel expenses (Note 41).

b.1) Local Program

The long-term incentive plans SOP 2014, PSP 2013 and SOP 2013 were closed in the year 2016. In 2017, the only stock purchase plan of the Bank that remains open for the year is the Deposit Certificate Purchase Option Plan of Units (SOP 2013), as approved at the EGM of April 29, 2013. In 2017, a new plan for the Private area called the Private Ultra High Long Term Incentive Plan was set up.

(i) Share purchase plans

Long-Term Incentive Plan – SOP 2013: It is a call option plan with 3 years of duration. The period for the exercise comprises between June 30, 2016 to June 30, 2018. The number of Units to be exercised by the participants were determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and adjusted by the indicator Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year. The final result of the plan was 89.61%.

b.1.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each exercise.

Total Shareholder Return (TSR) rank	SOP 2013 (1) % of Exercisable Shares
1st
2nd	100%
3rd	75%
Total	50%

(1) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the RoRWA.

For fair value measurement the following premises was used:

SOP 2013
Method of Assessment	Black & Scholes
Volatility	40.00%
Rate of Dividends	3.00%
Vesting Period	3 years
Average Exercise Time	5 years

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

SOP 2013
Risk-Free Rate	11.80%
Probability of Occurrence	60.27%
Fair Value of the Option Shares	R$5.96

The average value of shares SANB11(Shares of the Bank in B3 S.A.) (Current Company Name of BM&FBovespa) in the exercise ended on December 31, 2017 is R$28.47 (2016 - R$19.94 and 2015 - R$14.96 ).

On 2017, no pro rata expenses were recorded (2016 - R$15,789), related to the Stock Option Certificate (SOP). In the same period 2017, there were no expenses related to the Long Term Incentive Plan - Investment in Certificate of Deposit of Shares - Units (2016 - R$9,798).

	Number of Units	Exercise Price in Reais	Year Granted	Employees	Date of Commencement of Exercise Period	Expiration Date of Exercise Period

Final Balance on December 31, 2015	12,663,604
Cancelled options (SOP - 2013)	(1,346,779)	17.92	2013	Executives	06/30/16	06/30/18
Exercised options (SOP - 2013)	(6,377,786)	17.92	2013	Executives	06/30/16	06/30/18
Granted options (SOP - 2013)	220,606	14.31	2013	Executives	06/30/16	06/30/18
Cancelled options (PSP - 2013)	(298,446)	12.72	2013	Executives	08/13/13	06/30/16
Granted options (PSP - 2013)	(2,147,515)	-	2013	Executives	08/13/13	06/30/16
Cancelled options (SOP - 2014)	(34,196)	12.84	2011	Executives	06/30/14	06/30/16
Exercised options (SOP - 2014)	(693,230)	-	2011	Executives	06/30/14	06/30/16
Final Balance on December 31, 2016	1,986,258
Exercised options (SOP - 2013)	(869,247)	12.84	2013	Executives	06/30/16	06/30/18
Final Balance on December 31, 2017	1,117,011

(ii) Local Long-Term Incentive Plan - Cash

Long-Term Incentive Plan - Private Ultra High: aims to align the interests of Banco Santander and the Participant with views, on the one hand, to the growth and profitability of the Private business and, on the other hand, recognition of the Participant’s contribution. The Plan has as its objective the payment by the Bank to the Participants as Variable Remuneration.

Each participant has a target in Reais, if the indicators are reached, the target will be applied on the reference value, the first, paid in March 2020 and the second in March 2021.

Indicators - Phase 1 (Reference Value)

• BAI of 2017.

Indicators - Phase 2 (Calculation of Cash Incentive)

• BAI - 50% (Benefit Indicator before Private Ultra High Segment Taxes);

• MOL - 25% (Private Ultra High Segment Net Margin Indicator); and

• AUM - 25% (Assets Under Management Indicator of Private Ultra High Segment).

In 2017, expenses in the amount of R$2,935, related to the long-term incentive plan - Private Ultra High were registered.

b.2) Global Program

Long-Term Incentive Policy

In 2014, a share delivery plan called Long Term Incentive Global CRDIV - Grant 2014 was released. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

In 2016, a stock delivery plan called Plan 2nd Global Long -Term Incentive CRDIV - Grant 2015 was launched.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Global Plan Fair Value

1st Long-Term Incentive Global Plan Grant 2014 - ILP CRDIV

It is assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

In view of the high correlation between RTA and LPA, it can be considered (in a high percentage of cases) feasible to extrapolate that the RTA value is also valid for LPA. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative LPA position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

Long Term Incentive Global CRDIV - Grant 2014

	2 years	3 years	4 years
Future income Dividend	11.1%	0.0%	9.50%
Expected Volatility	32.7%	0.0%	36.90%
Volatility comparator	12% - 52%	0.0%	16% - 52%
Risk-free interest rate	1.7%	0.0%	2.50%
Correlation	0.55	0.55	0.55

The indicator that will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (TSR) of the Santander Group with the RTA of fifteen leading the Group’s global competitors.

The indicator is calculated in two stages: initially for program verification in 2014 and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in reais that was converted to shares of Santander Group, by the price of R$19.2893. These shares will be delivered in the years 2016, 2017 and 2018, with sale restriction of one year after each delivery.

2nd Long-Term Incentive Global Plan CRDIV - Grant 2015.

The agreed ILP values for each participant will be obtained from the verification of the achievement of indicators in two moments: the first time to determine the eligibility (2015-2016) and a second time to calculate the number of actions due (2016, 2017 and 2018)."

Indicators - First time

• RTA versus Competitors; and

• ROTE Bank versus Budget.

Indicators - Second time

• RTA versus Competitors;

• ROTE Bank versus Budget;

• Employee satisfaction;

• Customer satisfaction; and

• Corporate main bank costumer indicator versus Budget.

Each executive has a target in reais that was converted to shares of Santander Bank Spain by the price of R$17.473. These shares will be delivered in 2019, with sale restriction of one (1) year after the delivery.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Thousand of Reais				2015
	Number of Shares	Granted Year	Employees	Commencement of the Period	Date of Expiry of Period

1st Long-Term Incentive Global CRDIV – Grant 2014	1,613,057	2014	Executives	Jan – 2014	Dec - 2017
2nd Long-Term Incentive Global Plan CRDIV – Grant 2015	1,775,049	2016	Executives	Jan – 2015	Dec - 2017
Balance Plans on December 31, 2017	3,388,106

In 2017, were recognized daily pro-rata expenses amounted to R$4,797 (2016 - no expenses registered), related to costs to the respective dates of the above cycles, for total plans of the Global Program.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b.3) Variable Remuneration based in shares

Banco Santander Spain’s General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment referenced in variable compensation shares to the Group companies, including Banco Santander. This new policy, with adjustments applicable to Banco Santander, was approved by the Compensation Committee and the Board of Directors on February 2, 2011.

The plan’s objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of stockholders’ via a long-term commitment.

The purpose of the plan is the cash or shares payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the Bank’s compensation policy, based on the future performance of the bank’s shares.

The referenced variable compensation in shares is within the limits of the overall management compensation approved by Banco Santander’s Annual Stockholders’ Meeting.

The total number of shares in which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On March 18, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable compensation of directors and certain employees, which was approved in EGM (Extraordinary General Meeting) of April 30, 2015.

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable compensation of directors and certain employees, which was approved in EGM (Extraordinary General Meeting) of December 14, 2015.

On March 18, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of April 30, 2015.

On October 25, 2016, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable compensation of directors and certain employees, which was approved in EGM (Extraordinary General Meeting) of December 21, 2016.

In the fourth quarter of 2017, the Board of Directors approved the proposal for a new Incentive Plan (deferral) to pay the variable remuneration of administrators and certain employees.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The Banco Santander´s variable compensation plan has been assessed and became divided into two programs: (i) Collective Identified and (ii) Collective unidentified.

a) Collective Identified - Participants of the Executive Committee, Statutory Directors and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed by 100% of CDI and half in shares (SANB11). On the exercise ended on December 31, 2017, was recorded loss amounted to R$81,838 (2016 - R$52,500 and 2015 - R$89,961), regarding the provision of the deferral plan in shares.

b) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed by 100% of CDI. On the year ended on December 31, 2017, there were expense of R$124,926 (2016 - R$79,794 and 2015 - R$59,797).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

42. Other general administrative expenses

a) Breakdown

The detail of Other general administrative expenses is as follows:

Thousand of reais	2017	2016	2015
Property, fixtures and supplies	1,284,490	1,278,556	1,268,498
Technology and systems	1,364,720	1,246,809	1,192,533
Advertising	617,563	486,772	523,343
Communications	593,272	488,799	481,217
Per diems and travel expenses	106,956	133,123	160,135
Taxes other than income tax	122,570	84,932	128,022
Surveillance and cash courier services	630,466	622,362	614,596
Insurance premiums	27,289	21,308	20,975
Specialized and technical services	1,901,056	1,744,726	1,820,657
Technical reports	370,546	437,683	406,755
Others specialized and technical services	1,530,510	1,307,043	1,413,902
Other administrative expenses	534,935	435,758	506,364
Total	7,183,317	6,543,145	6,716,340

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies to their respective auditors, the detail are as follows:

Millions of reais	2017	2016	2015
Audit of the annual financial statements of the companies audited by external audit (1)(2) (constant scope of consolidation)	17.5	9.2	12.0
Audit Related	3.9	0.1	1.5
Others	1.3	0.7	1.7
Total	22.7	10.0	15.2
(1)	On March 18, 2016, the Banco Santander contracted PricewaterhouseCoopers Auditores Independentes (PWC), to act as an independent auditor of the Bank and the companies that compose the Conglomerate Santander in Brazil, to replace Deloitte Touche Tohmatsu Auditores Independentes (Deloitte), which provided an independent audit service for the financial statements related to the year ended December 31, 2015.

(2)	In 2017, includes R$2.3 million referring to auditing work for the 2016 fiscal year.

The approximate value of taxes according to law 12,741/2012 totaled R$3.7 million (2016 - R$1.8 million).

Services provided by other audit firms totaled R$13.2 million (2016 - R$4.9 million and 2015 - R$4.9 million).

43. Gains or losses on non financial assets and investments, net

The breakdown of the balance of this item is as follows:

Thousands of reais	2017	2016	2015
Gains	1,798	12,584	787,628
Tangible and intangible assets	1,798	12,575	30,478
Investments (1)	-	9	757,150
Losses	(66,100)	(8,768)	(7,013)
Tangible and intangible assets	(13,719)	(7,547)	(502)
Investments	(52,381)	(1,221)	(6,511)
Total	(64,302)	3,816	780,615

(1) In 2015 includes a gain of R$750,550, related to the operation with the sale of Santander Securities Services Brasil DTVM S.A. (note 4.a).

(2) In 2017, includes the amount of R$41,999 related to the sale of BW Guirapá I S.A.

44. Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations

As of December 31, 2017, it mainly includes R $ 272 million of provisions for devaluations on real estate, constituted from valuation reports prepared by specialized external consulting and at December 31, 2016, basically refers to the result on disposal of assets received in the processes of recovery of loans with customers and the provision for the recoverable amount of these assets.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

45. Other disclosures

a) Guarantees and commitments

The Bank provides a variety of guarantees to its clients to improve their credit standing and allow them to compete The following table summarizes at December 31, 2017, 2016 and 2015 all of the guarantees.

As required, the “maximum potential amount of future payments” represents the notional amounts that could be considered as a loss if there were a total default by the guaranteed parties, without consideration of possible recoveries from collateral held or pledged, or recoveries under recourse provisions. There is no relationship between these amounts and probable losses on these guarantees. In fact, "maximum potential amount of future payments" significantly exceeds inherent losses.

Thousands of reais Maximum potential amount of future payments Contingent liabilities	2017	2016	2015
Guarantees and other sureties	40,729,544	32,629,975	42,836,334
Financial guarantees	37,007,057	24,475,507	41,183,159
Performance guarantees	486,091	532,232	521,373
Financial letters of credit	3,110,918	7,462,761	874,661
Other	125,478	159,475	257,141
Other contingent exposures	1,915,492	635,055	774,383
Documentary Credits	1,915,492	635,055	774,383
Total Contingent Liabilities	42,645,036	33,265,030	43,610,717
Commitments
Loan commitments drawable by third parties (1)	106,913,219	91,251,198	91,960,299
Total Commitments	106,913,219	91,251,198	91,960,299
Total	149,558,255	124,516,228	135,571,016

(1)       Includes the approved limits and unused overdraft, credit card and others.

Financial guarantees are provided to Bank´s clients in respect of their obligations to third parties. The Bank has the right to seek reimbursement from the clients for any amount it shall have to pay under such guarantee. Additionally, the Bank may hold cash or other highly liquid collateral for these guarantees. These guarantees are subject to the same credit evaluation performed on the origination of loans.

The Bank´s expectation is that many of these guarantees to expire without the need of cash disbursement in advance. Therefore, in the ordinary course of business, the Bank expects that these guarantees will have virtually no impact on its liquidity.

Performance guarantees are issued to guaranteed clients obligations such as to make contractually specified investments, to supply specified products, commodities, or maintenance or warranty services to a third party, completion of projects in accordance with contract terms, etc. Financial standby letters of credit include guarantees of payment of loans, credit facilities, promissory notes and trade acceptances. The Bank always requires collateral to grant this kind of financial guarantees. In Documentary Credits, the Bank acts as a payment intermediary between trading companies located in different countries (import-export transactions). Under a documentary credit transaction, the parties involved deal with the documents rather than the commodities to which the documents may relate. Usually the traded commodities are used as collateral to the transaction and the Bank may provide some credit facilities. Loan commitments draw able by third parties include mostly credit card lines and commercial commitments. Credit card lines are unconditionally cancelable by the issuer. Commercial commitments are mostly 1 year facilities subject to information requirements to be provided by Banks´s clients.

The risk criteria followed to issue all kinds of guarantees, financial standby letters of credit, documentary credits and any risks of signature are in general the same as those used for other products of credit risk, and therefore subject to the same admission and monitoring standards. The guarantees granted on behalf of Bank´s clients are subject to the same credit quality review process as any other risk product. On a regular basis, at least once a year, the solvency of the mentioned clients is checked as well as the probability of those guarantees to be executed. In case that any doubt on the client’s solvency may arise we create allowances with charge to net income, by the amount of the inherent losses even if there is no claim to us.

The provision for losses on the non-recovery guarantees and other securities (Note 10.c) is recorded as "Impairment losses on financial assets (net)” on consolidated income statement and its calculation is described in note 2.i.

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$446,143 (2016 - R$476,564 and 2015 - R$385,169).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

b) Off-balance funds under management

Banco Santander has under its management investment funds for which it does not hold any substantial participation interests and does not act as principal over the funds, and it does not own any shares of such funds. Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreover, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal (Note 2.w).

The funds managed by Banco Santander not recorded in the balance sheet are as follows:

Thousands of reais	2017	2016	2015
Funds under management	1,747,623	1,533,620	2,542,286
Total	1,747,623	1,533,620	2,542,286

c) Third-party securities held in custody

On December 31, 2017, the Bank held in custody debt securities and equity instruments totaling R$40,459,429 (2016 - R$27,772,714 and 2015 - R$38,412,152) entrusted to it by third parties.

d) Residual maturity

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

						2017 Thousands of reais
Assets	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Cash and balances with the Brazilian Central Bank	67,033,452	15,071,095	18,761,534	-	-	-	100,866,081
Debt instruments (2)	609,220	1,887,278	21,978,394	31,669,850	19,379,308	45,731,067	121,255,117
Equity instruments	66,187	124,304	305,073	842,090	-	292,121	1,629,775
Loans and amounts due from credit institutions	18,709,969	1,753,197	182,721	10,382,061	18,166	1,253,981	32,300,095
Loans and advances to customer	31,065,824	70,301,530	61,286,539	63,375,203	17,796,364	28,594,697	272,420,157
Loans and Receivables - Debt instruments	933,175	476,158	3,520,401	7,444,943	3,911,776	1,330,062	17,616,515
Investments Held-to-Maturity	-	-	-	474,193	1,169,450	8,570,811	10,214,454
Derivatives	-	426,577	1,034,248	9,470,073	4,357,636	1,974,354	17,262,888
Total	118,417,827	90,040,139	107,068,910	123,658,413	46,632,700	87,747,093	573,565,082
Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	394,396	21,636,392	44,696,680	6,797,838	2,717,941	3,131,438	79,374,685
Customer deposits(1)	64,512,105	103,511,031	48,339,761	42,494,421	17,176,009	8,814	276,042,141
Marketable debt securities (1)	-	14,315,305	35,636,549	17,923,372	1,491,866	879,920	70,247,012
Subordinated liabilities	-	-	519,230	-	-	-	519,230
Debt Instruments Eligible to Compose Capital	-	114,104	-	-	-	8,322,797	8,436,901
Other financial liabilities	11,710,943	30,985,465	1,537,689	26,638	-	-	44,260,735
Financial liabilities held for trading:
Short positions	-	-	466,000	8,960,806	7,476,079	15,905,507	32,808,392
Derivatives	-	769,619	975,945	8,244,193	4,239,198	2,448,531	16,677,486
Total	76,617,444	171,331,916	132,171,854	84,447,268	33,101,093	30,697,007	528,366,582
Difference (assets less liabilities)	41,800,383	(81,291,777)	(25,102,944)	39,211,145	13,531,607	57,050,086	45,198,500

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

						2016 Thousands of reais
Assets	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Cash and balances with the Brazilian Central Bank	14,917,634	42,538,383	3,833,431	-	-	49,315,463	110,604,911
Debt instruments	-	21,709,350	10,136,133	26,674,215	28,135,295	30,838,274	117,493,267
Equity instruments	593,594	48,054	252,087	486,408	21,313	1,024,933	2,426,389
Loans and amounts due from credit institutions	13,614,198	2,849,696	923,308	532,399	34,458	9,808,414	27,762,473
Loans and advances to customer	30,408,851	68,218,474	60,047,442	54,558,381	17,357,244	21,412,382	252,002,774
Loans and Receivables - Debt instruments	822,874	1,287,372	2,960,099	5,044,803	4,472,758	1,695,353	16,283,259
Investments Held-to-Maturity	-	-	12,378	371,621	1,173,360	8,491,402	10,048,761
Derivatives	620,422	9,209,421	3,571,126	3,813,687	5,481,210	2,007,107	24,702,973
Total	60,977,573	145,860,750	81,736,004	91,481,514	56,675,638	124,593,328	561,324,807
Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	770,467	40,581,025	23,315,006	8,215,378	2,818,095	2,934,101	78,634,072
Customer deposits(1)	60,919,032	64,154,475	68,505,808	39,630,274	14,003,821	231,767	247,445,177
Marketable debt securities (1)	-	21,833,927	56,637,880	20,620,077	312,143	438,928	99,842,955
Subordinated liabilities	-	-	-	466,246	-	-	466,246
Debt Instruments Eligible to Compose Capital	-	113,995	-	-	-	8,197,923	8,311,918
Other financial liabilities	3,004,041	33,559,710	356	7,992	-	307,000	36,879,099
Financial liabilities held for trading:
Short positions	-	743	2,887,723	8,333,584	3,344,083	17,128,136	31,694,269
Derivatives	333,287	8,052,349	2,506,131	2,523,506	5,376,180	1,445,162	20,236,615
Total	65,026,827	168,296,224	153,852,904	79,797,057	25,854,322	30,683,017	523,510,351
Difference (assets less liabilities)	(4,049,254)	(22,435,474)	(72,116,900)	11,684,457	30,821,316	93,910,311	37,814,456

						2015 Thousands of reais
Assets	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Cash and balances with the Brazilian Central Bank	57,826,436	26,530,459	4,786,458	-	-	-	89,143,353
Debt instruments	109,808	5,094,088	11,456,643	20,707,957	14,821,110	53,426,537	105,616,143
Equity instruments	2,140,969	-	-	-	-	-	2,140,969
Loans and amounts due from credit institutions	29,064,151	781,340	1,298,609	2,448,123	133,299	8,697,116	42,422,638
Loans and advances to customer	22,662,559	73,674,326	59,527,021	54,371,603	18,227,451	23,570,489	252,033,449
Total	111,803,923	106,080,213	77,068,731	77,527,683	33,181,860	85,694,142	491,356,552
Liabilities:
Financial liabilities at amortized cost:	-	-	-	-	-	-	-
Deposits from credit institutions(1)	943,539	29,303,606	24,374,967	8,819,650	3,346,250	2,663,486	69,451,498
Customer deposits(1)	52,009,232	74,456,462	39,245,968	62,868,721	14,305,045	157,444	243,042,872
Marketable debt securities (1)	-	16,639,669	26,833,967	50,815,528	298,178	70,958	94,658,300
Subordinated liabilities	-	-	7,685,328	411,976	-	-	8,097,304
Debt Instruments Eligible to Compose Capital	-	-	-	-	-	9,959,037	9,959,037

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

2015 Thousands of reais
Assets	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Other financial liabilities	199,805	30,095,592	1,438,386	31,862	-	307,000	32,072,645
Financial liabilities held for trading:	-
Short positions	-	-	-	2,865,813	7,915,932	9,265,886	20,047,631
Derivatives	5,600	2,666,788	1,863,221	2,953,682	2,122,437	12,728,409	22,340,137
Total	53,158,176	153,162,117	101,441,837	128,767,232	27,987,842	35,152,220	499,669,424
Difference (assets less liabilities)	58,645,747	(47,081,904)	(24,373,106)	(51,239,549)	5,194,018	50,541,922	(8,312,872)
(1)	Includes obligations which may be subject to early payment, being: demand and time deposits, repurchase agreements with clients, LCI and LCA.

(2)	In 2015, includes Held to maturity investments.

e) Equivalent value in Reais of assets and liabilities

The main foreign currency balances in the consolidated financial statements, based on the nature of the related items, are as follows:

Equivalent Value in Thousand of Reais	2017		2016		2015
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Cash and balances with the Brazilian Central Bank	126,022	-	174,605	-	230,881	-
Financial assets/liabilities held for trading	626,101	2,982,336	402,186	371,100	2,109,665	2,276,540
Financial assets - available-for-sale	11,665,952	-	9,787,622	-	4,142,821	-
Loans and receivables	18,703,454	-	28,061,831	-	36,418,917	-
Financial liabilities at amortized cost	-	36,306,000	-	39,465,409	-	58,294,796
Total	31,121,529	39,288,336	38,426,244	39,836,509	42,902,284	60,571,336

f) Other Obligations

The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases.

The total of the future minimum payments of non-cancellable operating leases is shown below:

	2017	2016	2015
Up to 1 Year	624,424	646,804	640,132
Between 1 to 5 Years	1,545,101	1,789,670	1,873,889
More than 5 Years	288,420	496,802	685,090
Total	2,457,945	2,933,276	3,199,111

Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$934 (2016 - R$1,013 and 2015 - R$696) monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in 2017 fiscal year were R$655,949 (2016 - R$663,801 and 2015 - R$659,332).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Índice Geral de Preços do Mercado (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, as contractual clauses and legislation.

g) Contingent assets

On December 31, 2017, 2016 and 2015 no contingent assets were recorded.

46. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

(b) whose operating results are regularly reviewed by the entity’s Management responsible to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which different financial information are available.

Based on these guidelines, the Bank has identified the following reportable operating segments:

• Commercial Banking,

• Global Wholesale Banking,

The Bank has two segments, the commercial (except for the Corporate Banking business managed globally using the Global Relationship Model) and the Global Wholesale Banking segment includes the Investment Banking and Markets operations, including departments cash and stock trades.

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The income statements and other significant data are as follows:

Thousand of Reais		2017
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	32,392,239	2,554,250	34,946,489
Income from equity instruments	83,120	-	83,120
Income from companies accounted for by the equity method	71,551	-	71,551
Net fee and commission income	11,261,952	1,459,916	12,721,868
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)(1)	(25,628)	1,599,773	1,574,145
Other operating expense (net)	(640,522)	(31,491)	(672,013)
TOTAL INCOME	43,142,713	5,582,447	48,725,160
Personnel expenses	(8,166,562)	(770,716)	(8,937,278)
Other administrative expenses	(7,011,740)	(171,577)	(7,183,317)
Depreciation and amortization	(1,560,465)	(101,782)	(1,662,247)
Provisions (net)	(3,190,388)	(118,851)	(3,309,239)
Impairment losses on financial assets (net)	(11,232,902)	(1,105,398)	(12,338,300)
Impairment losses on non-financial assets (net)	(435,960)	(20,752)	(456,712)
Other non-financial gains (losses)	(324,385)	-	(324,385)
OPERATING PROFIT BEFORE TAX (1)	11,220,311	3,293,371	14,513,683
Fiscal Hedge(1)	810,304	-	810,304
ADJUSTED OPERATING INCOME BEFORE TAX (1)	12,030,615	3,293,371	15,323,987

Thousand of Reais		2016
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	27,365,857	3,220,636	30,586,493
Income from equity instruments	258,545	-	258,545
Income from companies accounted for by the equity method	47,537	-	47,537
Net fee and commission income	9,580,332	1,397,264	10,977,596
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)(1)	5,619,356	1,971,614	7,590,970
Other operating expense (net)	(611,051)	(13,520)	(624,571)
TOTAL INCOME	42,260,576	6,575,994	48,836,570
Personnel expenses	(7,638,124)	(739,141)	(8,377,265)
Other administrative expenses	(6,272,987)	(270,158)	(6,543,145)
Depreciation and amortization	(1,381,742)	(100,897)	(1,482,639)
Provisions (net)	(2,685,278)	(39,464)	(2,724,742)
Impairment losses on financial assets (net)	(11,607,468)	(1,693,977)	(13,301,445)
Impairment losses on non-financial assets (net)	(114,154)	(167)	(114,321)
Other non-financial gains (losses)	90,889	-	90,889
OPERATING PROFIT BEFORE TAX (1)	12,651,712	3,732,190	16,383,902
Fiscal Hedge(1)	(6,139,714)	-	(6,139,714)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	6,511,998	3,732,190	10,244,188

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais			2015
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	27,040,507	4,296,604	31,337,111
Income from equity instruments	142,881	-	142,881
Income from companies accounted for by the equity method	116,312	-	116,312
Net fee and commission income	8,240,868	1,242,641	9,483,509
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(9,068,985)	(849,454)	(9,918,439)
Other operating expense (net)	(335,318)	(11,805)	(347,123)
TOTAL INCOME	26,136,265	4,677,986	30,814,251
Personnel expenses	(7,123,390)	(675,402)	(7,798,792)
Other administrative expenses	(6,449,732)	(266,608)	(6,716,340)
Depreciation and amortization	(1,361,330)	(128,687)	(1,490,017)
Provisions (net)	(4,012,922)	11,628	(4,001,294)
Impairment losses on financial assets (net)	(12,365,037)	(1,268,952)	(13,633,989)
Impairment losses on non-financial assets (net)	(1,220,161)	(484)	(1,220,645)
Other non-financial gains (losses)	831,108	-	831,108
OPERATING PROFIT BEFORE TAX (1)	(5,565,199)	2,349,481	(3,215,718)

Fiscal Hedge(1)	11,531,844	-	11,531,844
ADJUSTED OPERATING INCOME BEFORE TAX (1)	5,966,645	2,349,481	8,316,126

(1)	Includes, in the Commercial Bank, the tax hedge of the investment in dollars (a strategy to mitigate the tax effects and the variation of the exchange rate of offshore investments on net income), the result of which is recorded under "on financial assets and liabilities" fully offset in the line of Taxes.

			2017
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	580,090,402	65,612,638	645,703,039
Loans and advances to customers	217,539,344	54,880,812	272,420,157
Customer deposits	225,926,433	50,115,708	276,042,141

			2016
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	557,624,385	76,768,855	634,393,240
Loans and advances to customers	191,433,209	60,569,565	252,002,774
Customer deposits	228,923,947	18,521,230	247,445,177

			2015
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	524,192,046	81,202,482	605,394,528
Loans and advances to customers	185,371,651	66,661,798	252,033,449
Customer deposits	223,165,976	19,876,896	243,042,872

47. Related party transactions

The parties related to the Bank include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the business transactions performed by the Bank with its related parties on December 31, 2017, 2016 and 2015:

a) Key-person management compensation

The Board of Directors’ meeting, held on March 28, 2017 approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$300,000 for the 2017 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the extraordinary stockholders’ meeting (ESM) held on April 28, 2017.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share’s performance, based on the achievement of goals.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

Thousand of reais	2017	2016	2015
Fixed compensation	83,633	90,169	69,779
Variable compensation	139,822	120,443	108,087
Other	11,919	14,579	15,246
Total Short-term benefits	235,374	225,191	193,112
Share-based payment	3,187	49,488	11,777
Total Long-term benefits	3,187	49,488	11,777
Total (1)	238,561	274,679	204,889

(1) Refers to the amount paid by Banco Santander to its executives officers for the positions which they hold in the Bank and other companies of the conglomerate.

Additionally, in the exercise ended on December 31, 2017, withholding taxes were collected on management compensation in the amount of R$30,713 (2016 - R$30,312 and 2015 - R$28,044).

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

III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries; and

IV - legal entities in which any of the officers, members of the Board of Directors and Audit Committee, as well as their spouses or relatives up to the second degree, hold more than 10% of the share capital.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2017, 2016 and 2015:

						2017
Stockholders’	Common Shares (thousand)	Common Shares (%)	Preferred Shares (thousand)	Preferred Shares (%)	Total Shares (thousand)	Total Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Banco Santander, S.A. (1)	521,964	13.6%	519,268	14.1%	1,041,232	13.9%
Employees	3,551	0.1%	3,556	0.1%	7,107	0.1%
Directors (*)	4,016	0.1%	4,016	0.1%	8,032	0.1%
Other	366,063	9.6%	393,862	10.7%	759,925	10.1%
Total	3,812,850	99.8%	3,673,991	99.8%	7,486,841	99.8%
Treasury shares	5,845	0.2%	5,845	0.2%	11,690	0.2%
Total	3,818,695	199.8%	3,679,836	199.8%	7,498,531	199.8%
Free Float (2)	369,614	9.7%	397,418	10.8%	767,032	10.2%

						2016
Stockholders’	Common Shares (thousand)	Common Shares (%)	Preferred Shares (thousand)	Preferred Shares (%)	Total Shares (thousand)	Total Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Banco Santander, S.A. (1)	521,965	13.6%	519,268	14.0%	1,041,233	13.8%
Qatar Holding, LLC	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,914	0.1%	3,929	0.1%	7,843	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	174,238	4.5%	202,028	5.5%	376,266	5.0%
Total	3,825,185	99.4%	3,686,326	99.4%	7,511,511	99.4%
Treasury shares	25,786	0.6%	25,786	0.6%	51,572	0.6%

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Total	3,850,971	199.4%	3,712,112	199.4%	7,563,083	199.4%
Free Float (2)	385,964	10.0%	413,769	11.1%	799,733	10.6%

						2015
Stockholders’	Common Shares (thousand)	Common Shares (%)	Preferred Shares (thousand)	Preferred Shares (%)	Total Shares (thousand)	Total Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Banco Santander, S.A. (1)	518,207	13.5%	519,089	14.0%	1,037,296	13.7%
Santander Insurance Holding (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,066	0.1%	3,088	0.1%	6,154	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	180,655	4.7%	208,438	5.6%	389,093	5.1%
Total	3,830,754	99.5%	3,691,895	99.5%	7,522,649	99.5%
Treasury shares	20,218	0.5%	20,218	0.5%	40,436	0.5%
Total	3,850,972	199.5%	3,712,113	199.4%	7,563,085	199.5%
Free Float (2)	391,533	10.2%	419,338	11.3%	810,871	10.7%
(1)	Companies of the Santander Spain Group.

(2)	Composed by Employees, Qatar Holding and other.

(*)	None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

c.1) Qatar Holding LLC’s Public Offering

On April 11, 2017, Banco Santander in Brazil informed its shareholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of 80,000,000 units issued by Banco Santander in Brazil and held by Qatar Holding LLC (Selling Shareholder), including in the form of American Depositary Shares (ADSs), having been allocated 22,000,000 Units for the Brazilian offering and 58,000,000 ADSs for the international offering. The price per Unit was set at R$25, resulting on a total amount of R$2 billion. Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of 12,000,000 Units, exclusively in the form of ADSs also held by the Selling Shareholder.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutatively condition.

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy take effect facing the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules are also applied to all employees and officers of Banco Santander and its subsidiaries.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

The principal transactions and balances are as follows:

Thousand of reais			2017
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	8,214,739	1,214,312	926,994
Financial assets for trading	(173,065)	-	(74,873)
Banco Santander, S.A. – Spain	(173,065)	-	-
Abbey National Treasury Services Plc (2)	-	-	(71,672)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(3,201)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	8,363,038	-	76,009
Banco Santander, S.A. – Spain (3) (5)	8,363,038	-	-
Banco Santander Totta, S.A. (2)	-	-	2,733
Abbey National Treasury Services Plc (2)	-	-	71,751
Bank Zachodni (2)	-	-	177
Banco Santander, S.A. – Mexico (2)	-	-	1,348
Loans and advances to customers	132	9,661	925,858
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	925,835
Abbey National Treasury Services Plc (2)	-	-	23
Banco Santander Espanha (1)	132	-	-
Webmotors S.A.	-	9,661	-
Loans and other values with credit institutions (1)	23,896	1,203,032	-
Banco Santander – Spain	23,896	-	-
Banco RCI Brasil S.A.	-	1,203,032	-
Other Assets	738	1,619	-
Banco Santander – Spain	738	-	-
Banco RCI Brasil S.A.	-	1,619	-
Liabilities	(12,360,383)	(57,221)	(2,107,677)
Deposits of Brazil Central Bank and deposits of credit institutions	(387,937)	(47,423)	(1,862,058)
Banco Santander, S.A. – Spain (4)	(387,937)	-	-
Santander Securities Services Brasil DTVM S.A.	-	-	(300,074)
Santander Brasil Asset (2)	-	-	(16,766)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(1,543,752)
Banco Santander, S.A. – Uruguay (2)	-	-	(1,466)
Banco RCI Brasil S.A.	-	(47,423)	-
Customer deposits	-	(9,798)	(222,473)
ISBAN Brasil S.A.	-	-	(20,893)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(71,947)
Produban Serviços de Informática S.A. (2)	-	-	(34,410)
Zurich Santander Brasil Seguros e Previdência S.A. (1)	-	-	(55,935)
Santander Brasil Gestão de Recursos Ltda.	-	-	(32,334)
Webmotors S.A.	-	(9,798)	-
Others	-	-	(6,954)
Other financial liabilities - Dividends and interest on capital Payable	(3,992,820)	-	(1,132)
Banco Santander – Spain	(620,264)	-	-
Grupo Empresarial Santander, S.L. (1)	(1,264,470)	-	-
Sterrebeeck B.V. (1)	(2,108,086)	-	-
Banco Madesant	-	-	(1,132)
Other Payables	(2,050)	-	(22,014)
Banco Santander, S.A. – Spain	(2,050)	-	-
Santander Brasil Asset (2)	-	-	(69)
ISBAN Brasil S.A. (2)	-	-	237
Produban Servicios Informáticos Generales, S.L. (Produban Espanha) (2)	-	-	(905)
Santander Securities Services Brasil DTVM S.A.	-	-	6,762
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(27,748)
Others	-	-	(291)
Debt Instruments Eligible to Compose Capital (7)	(7,977,576)	-	-
Banco Santander – Spain	(7,977,576)	-	-

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais			2016
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	10,919,116	794,800	556,778
Financial assets for trading - Derivatives net	(184,304)	-	(400,570)
Banco Santander, S.A. – Spain	(184,304)	-	-
Abbey National Treasury Services Plc (2)	-	-	(91,828)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(308,742)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	10,900,941	-	94,530
Banco Santander, S.A. – Spain (3) (5)	10,900,941	-	-
Banco Santander Totta, S.A. (2)	-	-	1,261
Abbey National Treasury Services Plc (2)	-	-	92,118
Bank Zachodni (2)	-	-	117
Banco Santander, S.A. – Mexico (2)	-	-	1,034
Loans and advances to customers	-	136,354	862,818
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	862,553
Webmotors S.A.	-	136,354	-
Santander Brasil Gestão de Recursos Ltda.	-	-	265
Loans and other values with credit institutions (1)	25,546	656,806	-
Banco Santander – Spain	25,546	-	-
Banco RCI Brasil S.A.	-	656,806	-
Other Assets	176,933	1,640	-
Banco Santander – Spain	176,933	-	-
Banco RCI Brasil S.A.	-	1,640	-
Liabilities	(11,984,199)	(106,527)	(1,222,556)
Deposits of Brazil Central Bank and deposits of credit institutions	(327,466)	(40,202)	(980,702)
Banco Santander, S.A. – Spain (4)	(327,466)	-	-
Santander Securities Services Brasil DTVM S.A.	-	-	(208,059)
Santander Brasil Asset	-	-	(12,079)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(757,874)
Banco Santander, S.A. – Uruguay (2)	-	-	(2,158)
Banco RCI Brasil S.A.	-	(40,202)	-
Others	-	-	(532)
Customer deposits	-	(66,325)	(189,794)
ISBAN Brasil S.A. (2)	-	-	(22,232)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(52,484)
Produban Serviços de Informática S.A. (2)	-	-	(19,653)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(44,840)
Santander Brasil Gestão de Recursos Ltda	-	-	(39,361)
Webmotors S.A.	-	(66,325)	-
Others	-	-	(11,224)
Other financial liabilities - Dividends and interest on capital Payable	(3,794,130)	-	(16,494)
Banco Santander – Spain	(589,227)	-	-
Grupo Empresarial Santander, S.L. (1)(2)	(1,201,612)	-	-
Sterrebeeck B.V. (1)	(2,003,291)	-	-
Banco Madesant	-	-	(1,075)
Santusa Holding, S.L. (2)	-	-	(15,419)
Other Payables	(2,954)	-	(35,566)
Banco Santander – Spain	(2,954)	-	-
Santander Brasil Asset	-	-	(70)
ISBAN Brasil S.A. (2)	-	-	(339)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(4,430)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(30,684)
Others	-	-	(43)
Debt Instruments Eligible to Compose Capital	(7,859,649)	-	-
Banco Santander – Spain	(7,859,649)	-	-

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais			2015
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	23,245,276	954,190	805,572
Financial assets for trading - Derivatives net	(265,491)	-	(536,215)
Banco Santander, S.A. – Spain	(265,491)	-	-
Abbey National Treasury Services Plc (2)	-	-	(156,976)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(379,239)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	23,248,821	-	136,634
Banco Santander, S.A. – Spain (3) (5)	23,248,821	-	-
Banco Santander Totta, S.A.	-	-	1,303
Abbey National Treasury Services Plc	-	-	135,165
Bank Zachodni	-	-	101
Banco Santander, S.A. – México	-	-	65
Loans and advances to customers	-	11,112	1,205,153
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	753,581
Webmotors S.A.	-	11,112	-
Santander Brasil Gestão de Recursos Ltda	-	-	186
BW Guirapá	-	-	451,386
Loans and other values with credit institutions (1)	26,414	940,236	-
Banco Santander – Spain	26,414	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (7)	-	939,861	-
Banco RCI Brasil S.A. (7)	-	375	-
Other Assets	235,532	2,842	-
Banco Santander – Spain	235,532	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (7)	-	2,276	-
Banco RCI Brasil S.A. (7)	-	566	-
Liabilities	(12,155,786)	(255,330)	(937,572)
Deposits of Brazil Central Bank and deposits of credit institutions	(219,037)	(37,796)	(650,620)
Banco Santander, S.A. – Spain (4)	(219,037)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (7)	-	(31,656)	-
Santander Brasil Asset	-	-	(12,360)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(616,399)
Banco Santander, S.A. – Uruguay	-	-	(20,533)
Banco RCI Brasil S.A. (7)	-	(6,140)	-
Others	-	-	(1,328)
Marketable debt securities	(12,416)	-	-
Banco Santander, S.A. – Spain (6)	(12,416)	-	-
Customer deposits	-	(217,534)	(285,870)
ISBAN Brasil S.A.	-	-	(43,842)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(679)
Produban Serviços de Informática S.A.	-	-	(29,993)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(109,506)
Santander Brasil Gestão de Recursos Ltda	-	-	(72,182)
Webmotors S.A.	-	(217,534)	-
Others	-	-	(29,668)
Other financial liabilities - Dividends and interest on capital Payable	(2,488,510)	-	(705)
Banco Santander, S.A. – Spain	(385,067)	-	-
Grupo Empresarial Santander, S.L. (1)	(788,119)	-	-
Santander Insurance Holding, S.L.	(1,398)	-	-
Sterrebeeck B.V. (1)	(1,313,926)	-	-
Banco Madesant	-	-	(705)
Other Payables	-	-	(377)
Santander Brasil Asset	-	-	(68)
ISBAN Brasil S.A.	-	-	(309)
Debt Instruments Eligible to Compose Capital	(9,435,823)	-	-
Banco Santander – Spain (7)	(9,435,823)	-	-
(*)	All loans and other amounts with related parties were made in the ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1)	Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2)	Refers to the Company’s subsidiaries (Banco Santander Spain).

(3)	In December 31, 2017, refers to the cash of R$587,531 (2016 - R$582,571 and 2015 - R$1,866,683).

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

(4)	As of December 31, 2017, refers to raising funds through operations transfers abroad amounted to R$387,937 (2016 - R$327,466 and 2015 - R$219,037), with maturity until November, 2018 and interest between 0.56% and 6.65%p.y.

(5)	On December 31, 2017, include foreign currency investments (overnight applications) due on January 2, 2018 in the amount of R$7,384,335 (2016 - R$10,269,812 and 2015 - R$20,699,539) and interest of 1.43% p.a. held at Santander Brasil EFC, Banco Santander Brasil and its Grand Cayman Branch.

(6)	Refers the emissions of Eurobonds of Grand Cayman Branch, maturing between from January 16 2016 to February 13, 2017 and interest of 3.152% p.a. and 4.625% p.a.

(7)	Refers to the portion acquired by the controller with the PR Optimization Plan held in the first half of 2014.

(8)	In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by Banco RCI Brasil.

Thousand of Reais			2017
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	389,663	126,781	1,210,444
Interest and similar income - Loans and amounts due from credit institutions	87,217	87,381	1,417
Banco Santander, S.A. – Spain	87,217	-	-
Banco RCI Brasil S.A. (6)	-	87,381	-
Abbey National Treasury Services Plc	-	-	879
Cibrasec	-	-	538
Interest expense and similar charges - Customer deposits	-	(4,486)	(41,026)
ISBAN Brasil S.A.	-	-	(2,145)
Santander Securities Services Brasil Participações S.A.	-	-	(6,190)
Santander Brasil Gestão de Recursos Ltda	-	-	(6,636)
Santander Securities Services Brasil DTVM S.A.	-	-	(24,344)
Santander Cultural	-	-	(69)
Webmotors S.A.	-	(4,486)	-
Produban Serviços de Informática S.A.	-	-	(1,547)
Others	-	-	(95)
Interest expense and similar charges - Deposits from credit institutions	(13,038)	(3,026)	(113,569)
Banco Santander, S.A. – Spain	(13,038)	-	-
Banco RCI Brasil S.A. (6)	-	(3,026)	-
SAM Brasil Participações	-	-	(95)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(112,211)
Santander Asset Management, S.A. SGIIC.	-	-	(1,263)
Fee and commission income (expense)	(5,099)	14,999	2,453,179
Banco Santander, S.A. – Spain	(5,099)	-	-
Banco RCI Brasil S.A. (6)	-	14,996	-
Banco Santander International	-	-	20,480
Webmotors S.A.	-	3	-
Zurich Santander Brasil Seguros S.A.	-	-	295,508
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	2,134,755
Others	-	-	2,436
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	592,919	31,913	(39,534)
Banco Santander, S.A. – Spain	592,919	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(79,480)
Abbey National Treasury Services Plc	-	-	23,843
Banco RCI Brasil S.A. (6)	-	31,913	-
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(26,102)
Santander Investment Securities Inc.	-	-	(13,492)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	52,981
Zurich Santander Brasil Seguros S.A.	-	-	1,788
Others	-	-	928
Administrative expenses and Amortization	(50,271)	-	(1,028,750)
Banco Santander, S.A. – Spain	(50,271)	-	-
ISBAN Brasil S.A.	-	-	(337,161)
Produban Serviços de Informática S.A.	-	-	(242,191)
ISBAN Chile S.A.	-	-	(23)
Aquanima Brasil Ltda.	-	-	(25,638)
TECBAN - Tecnologia Bancaria Brasil	-	-	(262,046)
Produban Servicios Informaticos Generales, S.L.	-	-	(46,494)
Ingeniería de Software Bancario, S.L.	-	-	(70,385)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(42,603)
Others	-	-	(2,209)

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Thousand of Reais			2017
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Others Administrative expenses - Donation	-	-	(21,273)
Santander Cultural	-	-	(3,513)
Fundacao Santander	-	-	(1,837)
Instituto Escola Brasil	-	-	(873)
Fundação Sudameris	-	-	(15,050)
Debt Instruments Eligible to Compose Capital	(222,065)	-	-
Banco Santander Espanha	(222,065)	-	-

Thousand of Reais			2016
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(798,022)	136,111	1,197,489
Interest and similar income - Loans and amounts due from credit institutions	39,677	114,909	396
Banco Santander, S.A. – Spain	39,677	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (6)	-	114,909	-
Abbey National Treasury Services Plc	-	-	396
Interest expense and similar charges - Customer deposits	(4,192)	(26,996)	(49,420)
ISBAN Brasil S.A.	-	-	(3,560)
Banco Santander, S.A. – Spain	(4,192)	-	-
Santander Brasil Gestão de Recursos Ltda	-	-	(12,417)
Santander Cultural	-	-	(11)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(31,097)
Webmotors S.A.	-	(26,996)	-
Produban Serviços de Informática S.A.	-	-	(2,117)
Others	-	-	(218)
Interest expense and similar charges - Deposits from credit institutions	(512)	(10,959)	(115,458)
Banco Santander, S.A. – Spain	(512)	-	-
Banco RCI Brasil S.A. (6)	-	(10,959)	-
Santander Securities Services Brasil DTVM S.A.	-	-	(20,979)
SAM Brasil Participações	-	-	(133)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(88,467)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(4,119)
Santander Asset Management, S.A. SGIIC.	-	-	(1,760)
Fee and commission income (expense)	5,334	20,133	1,955,255
Banco Santander, S.A. – Spain	5,334	-	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (6)	-	19,211	-
Banco Santander International	-	-	20,959
Santander Securities Services Brasil DTVM S.A.	-	-	1,896
Webmotors S.A.	-	922	-
Zurich Santander Brasil Seguros S.A.	-	-	218,773
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,711,138
Others	-	-	2,489
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(613,168)	39,024	267,983
Banco Santander, S.A. – Spain	(613,168)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	257,475
Abbey National Treasury Services Plc	-	-	38,274
Banco RCI Brasil S.A. (Current Company Name of RCI Brasil Leasing) (6)	-	39,024	-
Santander Securities Services Brasil DTVM S.A.	-	-	(16,038)
Santander Investment Securities Inc.	-	-	(15,115)
Others	-	-	3,387
Administrative expenses and Amortization	-	-	(840,739)
ISBAN Brasil S.A.	-	-	(290,430)
Produban Serviços de Informática S.A.	-	-	(209,253)
ISBAN Chile S.A.	-	-	(26)
Aquanima Brasil Ltda.	-	-	(24,557)
TECBAN - Tecnologia Bancaria Brasil	-	-	(213,194)
Produban Servicios Informaticos Generales, S.L.	-	-	(21,525)
Ingeniería de Software Bancario, S.L.	-	-	(42,519)

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Thousand of Reais			2016
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Santander Securities Services Brasil DTVM S.A.	-	-	(35,882)
Others	-	-	(3,353)
Others Administrative expenses - Donation	-	-	(20,528)
Santander Cultural	-	-	(2,737)
Fundacao Santander	-	-	(3,452)
Instituto Escola Brasil	-	-	(939)
Fundação Sudameris	-	-	(13,400)
Debt Instruments Eligible to Compose Capital	(225,161)	-	-
Banco Santander Espanha	(225,161)	-	-

Thousand of Reais			2015
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(761,189)	189,182	2,504,302
Interest and similar income - Loans and amounts due from credit institutions	31,930	163,684	104
Banco Santander, S.A. – Spain	31,930	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (6)	-	163,684	-
Abbey National Treasury Services Plc	-	-	104
Interest expense and similar charges - Customer deposits	-	(25,330)	(28,508)
ISBAN Brasil S.A.	-	-	(7,841)
Santander Brasil Gestão de Recursos Ltda	-	-	(14,302)
Webmotors S.A.	-	(25,330)	-
Produban Serviços de Informática S.A.	-	-	(3,752)
Others	-	-	(2,613)
Interest expense and similar charges - Deposits from credit institutions	(311)	(1,447)	(89,636)
Banco Santander, S.A. – Spain	(311)	-	-
Banco RCI Brasil S.A. (Current Company Name of RCI Brasil Leasing) (6)	-	(1,447)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(15,584)
Santander Securities	-	-	(71,939)
Santander Asset Management, S.A. SGIIC.	-	-	(2,113)
Fee and commission income (expense)	(8,022)	21,376	1,883,916
Companhia de Crédito, Financiamento e Investimento RCI Brasil (6)	(8,022)	-	-
Banco RCI Brasil S.A. (6)	-	3,863	-
Banco Santander, S.A. – Spain	-	16,579	-
Webmotors S.A.	-	-	8,804
Zurich Santander Brasil Seguros S.A.	-	934	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	248,824
Others	-	-	1,626,288
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(406,523)	30,899	953,678
Banco Santander, S.A. – Spain	(406,523)	-	-
Santander Benelux, S.A., N.V.	-	-	424,182
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	602,557
Abbey National Treasury Services Plc	-	-	(88,881)
Companhia de Crédito, Financiamento e Investimento RCI Brasil (6)	-	30,899	-
Others	-	-	15,820
Administrative expenses and Amortization	-	-	(982,135)
ISBAN Brasil S.A.	-	-	(406,662)
Produban Serviços de Informática S.A.	-	-	(205,137)
ISBAN Chile S.A.	-	-	(1,024)
Aquanima Brasil Ltda.	-	-	(24,075)
TECBAN - Tecnologia Bancaria Brasil	-	-	(160,563)
Produban Servicios Informaticos Generales, S.L.	-	-	(22,834)
Konecta Brazil Outsourcing Ltda	-	-	(98,492)
Ingeniería de Software Bancario, S.L.	-	-	(57,293)
Others	-	-	(6,055)
Others Administrative expenses - Donation	-	-	(18,071)
Santander Cultural	-	-	(3,231)

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Thousand of Reais			2015
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Fundacao Santander	-	-	(3,500)
Instituto Escola Brasil	-	-	(1,140)
Fundação Sudameris	-	-	(10,200)
Debt Instruments Eligible to Compose Capital	(378,263)	-	-
Banco Santander, S.A. – Spain (2) (8)	(378,263)	-	-
Income from disposal of non-current assets held for sale not classified as discontinued operations	-	-	784,954
Capital Riesgo Global (3)	-	-	34,404
Santander Securities Services Brasil Participações S.A. (5)	-	-	750,550
(1)	Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2)	Refers to the Company’s subsidiaries (Banco Santander, S.A .- Spain).

(3)	Refers the profit on disposal of the company MS Participações.

(4)	Refers the profit on disposal of the company Santander Brasil Asset Management.

(5)	Refers the profit on disposal of the company Santander Securities Services Brasil DTVM S.A.

(6)	In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by Banco RCI Brasil.

48. Risk management

Risk management at Banco Santander is based on the following principles:

1. Independence of the management activities related to the business;

2. Involvement of the Senior Management in decision-making;

3. Consensus in the decision making on credit operations between the Risk and Business departments;

4. Collegiate decision-making, which includes the branch network, aiming to encourage diversity of opinions and avoiding the attribution of individual decisions;

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

10. Risk limitation

11. Recognition

12. Effective information channel

13. Maintenance of a medium-low risk profile, and low volatility by:

• The portfolio diversification, limiting concentration in clients, groups, sectors, products or geographically speaking; the complexity level of market operations reduction; the analysis of social and environmental risks of businesses and projects financed by the bank; continuous follow up to prevent the portfolios from deteriorating.

• Policies and procedures definition that are part of the Regulatory Framework Risk, which regulates the risk activities and processes. They follow the instructions of the Board of Directors, the regulations of the BACEN and the international best practices in order to protect the capital and ensure business’ profitability.

At Banco Santander, the risk management and control process is structured using as reference the framework defined at corporate level and described according to the following phases:

a) Adaptation of corporate management frameworks and policies that reflect Banco Santander’s risk management principles.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

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

e) Implementation of a risk control system which checks, on a daily basis, the degree to which the Bank´s risk profile matches the risk policies approved and the risk limits set. The most noteworthy corporate tools and techniques (aforementioned) already in use at Banco Santander are in different stages of maturity regarding the level of implementation and use in the Bank. For wholesale segment, these techniques are in line with the corporate level development. For local segments, internal ratings and scorings based models, VaR and market risk scenario analysis and stress testing were already embedded in risk management routine while Expected loss, Economic Capital and RORAC have been integrated in risk management.

f) Internal ratings- and scorings-based models which, by assessing the various qualitative and quantitative risk components by client and transaction, making it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on Loss Given Default (LGD) estimates.

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

Its main responsibilities are:

- Integrate and adapt the Bank’s risk to local level, further than the risk management strategy, tolerance level and predisposition to the risk, previously approved by the executive committee and board of directors, all matched with corporate standards of Banco Santander Spain;

- Approve the proposals, operations and limits of clients and portfolio;

- Authorize the use of management tools and local risk models and being aware of the result of their internal validation.

- Keeping updated, assessing and monitoring any observations and recommendations periodically formulated by the supervisory authorities regarding their functions.

The organizational structure of the executive vice-presidency consists of areas which are responsible for credit risk management, market and structural, operational and risk model. The credit risk management structure is composed by directors who act from the point of view of retail and wholesale portfolios management. A specific area has the mission to consolidate the portfolios and their respective risks, supporting the management with the integrated risk vision. In addition to this task, it is also responsible for the attendance to regulators, external and internal auditors, as well as the Group’s headquarters in Spain.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

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

The Risk Management is specialized according to each clients’ characteristics, being segregated between individual clients (with the accompanied of dedicated analysts) and customers with similar characteristics (standardized).

• Individualized management: It is performed by a defined risk analyst, which prepares the analysis, and forwards it to the Risk Committee and monitors the client’s progress. It covers the Wholesale segment clients (Corporate and GB&M), financial institutions and certain companies;

• Standardized management: Aimed at individuals and companies not classified as individualized clients. Based on automated models of decision-making and internal risk assessment, complemented by commercial heave and analysts specialized teams to handle exceptions.

Macroeconomic aspects and market conditions, sectored and geographical concentration, as well as client profiling and economic prospects are also evaluated and considered in the appropriate measuring of credit risk.

b.2) Measures and measurement tools

Rating tools

The Bank uses proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the customer’s historical experience, to predict default. Rating/Scores models are used in the Bank’s loan approval and risk monitoring process.

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

In addition to the Probability of Default (PD), the Bank is managing its credit portfolio, seeking to make loans to borrowers that have higher volumes of guarantees associated with the operations and also works constantly on strengthening its credit recovery department. These and other actions combined, are responsible for ensuring the adequacy of LGD parameters (Loss Given Default, the loss resulting from the borrower’s default event to honor the principal and/or interest payments).

LGD calculation is based on net losses of non-performing loans, considering the guarantees associated with the transaction, revenues and expenses related to the recovery process and also the timing default.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

The Bank use proprietary internal rating models to measure the credit quality of a given client or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the client’s history, with the exception of certain portfolios classified as “low default portfolios”. These ratings and models are used in loan approval and risk monitoring processes.

The table shown in note 10.b shows the portfolio by the internal risk rating levels and their probability of default.

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

The cost of credit is measured by the sum of credit losses and to the average loans portfolio of the same year.

b.4) Credit risk cycle

Banco Santander has a global view of its credit portfolio throughout the various phases of the risk cycle, with a level of detail that allows us to evaluate the current situation of risk and any movements. This mapping is followed by the Board of Directors and the Executive Committee of the bank that no only sets policies and risk procedures, limits and delegates responsibilities. It also approves and supervises the activities of the area.

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

Planning and setting risk limits

Risk limit setting is a dynamic process that identifies Banco Santander’s risk appetite by assessing business proposals and its risk attitude. This process is defined through the risk appetite approved by the Bank’s Management and the units.

In the case of individualized risks, the most basic level is the customer, for which individual limits are set.

For GCB clients, a pre-classification model is used based on a system of measurement and monitoring of economic capital. In relation to the Corporate segment, the operational limit model is used in maximum nominal credit amounts.

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

Risk analysis and rating process

Risk analysis is a pre-requisite for the approval of loans to clients by the Bank. This analysis consists of examining the counterparty’s ability on meeting its contractual obligations to the Banco Santander, which involves analyzing the client’s credit quality, its risk transactions, solvency, and sustainability of business and the return to be obtained in view of the risk assumed.

The risk analysis is conducted annually, at least, and can be held shortly when client profile indicates (through systems with centralized alerts, managers visits to clients or specific credit analysis), or when operations are not covered by pre-classification.

Decision-Making on Operations

The process of decision making on operations aims to analyze and adopt in accordance with pre-established policies, taking into account risk appetite and any elements of the operation that are important in assessing risk and return.

The Banco Santander uses, among others, the RORAC methodology (profitability on risk-adjusted capital), for risk analysis and pricing in the decision-making process on transactions and deals.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Risk monitoring and control

The preventive detection of the operation’s credit quality is from the commercial manager responsibility in conjunction with the risk analyst. Additionally, the risk monitoring is made through a permanent observation process in order to anticipate the identification of incidents which can occur in the evolution of the operations, clients and environment.

This monitoring process may result in the client’s classification in SCAN. This is a system which allows the differentiation of the management level and the action to be taken case-by-case.

Risk control function

The control function is performed by assessing risks from various complementary perspectives, the main pillars are the control by geographical location, business area, management model, product and process, facilitating thus the detection of specific areas requiring measures for which decisions should be taken. To obtain an overview of the bank’s loan portfolio over the various phases of the credit cycle, with a level of detail that allows the assessment of the current risk situation and any movements.

Any changes in the Bank’s risk exposure are controlled on an ongoing and systematic basis. The impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loss portfolio within the parameters set by Executive Commission.

b.5) Credit recovery

"Strategies and action channels are defined according to the days of past due loans and the amounts, that result in a Map of Responsibilities and always look as the first alternative, the client’s recovery.

The Bank uses tools as behavioral scoring to study the collection performance of certain groups, in order to reduce costs and increase recoveries. These models seek to measure the probability of clients becoming overdue adjusting collection efforts so that clients less likely to recover, receive timely actions. In cases the payments is most likely to happen, the focus is given in maintaining a healthy relationship with clients. All clients with severe or rescheduled credits delays values have internal restrictions. "

Clients with higher risks have a model of recovery, with a commercial follow-up and a recovery specialist.

b.6) Credit risk from other perspective

Certain areas and specific views of credit risk deserve a specialist’s attention, complementary to global risk management.

Concentration risk

Concentration risk is an essential factor in the area of credit risk management. The Bank constantly monitors the degree of concentration of its credit risk portfolios, by geographical area/country, economic sector, product and client group.

The risk committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk portfolio concentration.

From the sectorial standpoint, the distribution of the corporate portfolio is adequately diversified.

The Bank’s Risk Area works closely with the Finance Area in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedge purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

Credit risk from financial market operations

This heading includes the credit risk arising in treasury operations with clients, mainly credit institutions. These operations are performed both via money market financing products with different financial institutions and via derivative instruments arranged for the purpose of serving our clients.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Environmental risk

"Environmental Risk management for the Wholesale Bank is performed through the analysis of social and environmental practices of customers who have limits or credit risk over R$1 million. This analysis considers items such as contaminated land, deforestation, working conditions and other possible points of environmental attention where there is the possibility of penalties and losses. The procedure is performed by a specialized team, trained in Biology, Health and Safety Engineering, Geology and Chemistry Engineering. A team of financial analysis considers the potential damage and impact that unfavorable environmental condition may compromise the financial condition and client guarantees. The analysis focuses on preserving capital and reputation in the market and the spread of the practice is achieved through the constant training of commercial and credit areas on the application of social and environmental risk patterns in the credit approval process for corporate clients in the Wholesale Bank.

The environmental risk management for suppliers is done throughout the purchasing process and is based on the 10 principles of the Global Compact of the United Nations which considers items such as: human rights, working conditions, environmental and ethical issues. To participate in a bidding process, the company must show respect to these principles. During the approval, the Bank does a technical evaluation that includes social and environmental criteria. Beyond this step, suppliers classified as high impact, include a more detailed assessment of the operational, financial, administrative, fiscal, legal, governance, social and environmental. This step includes a visit to verify the evidence and obtain answers provided by the company during the evaluation."

b.7) Variations in main aggregates in 2016 (unaudited)

The trends observed in 2017 were consistent with those of 2016, where in a challenging economic scenario, the Bank model proved to be effective. The Bank was able to preserve the good quality of the business and reduce the default rate. In December 2017, this index was 6.6% against 7%, 31 in December 2016 and 7% on December 31, 2015.

This income was possible thanks to a combination of factors. Among them, a credit mix with focus on safer lines; partnerships; a deep knowledge and monitoring] of the client’s financial life; and the deployment of strong debt renegotiation campaigns.

The involvement of senior management in decision making (held collectively at our Committees), besides independence Risks relating to the business, allow more assertive decisions and credit risk reduction.

The analysis of credit for projects and companies in the Wholesale segment, continue to integrate opinions of our area of Environmental Risk.

Below is a table showing the evolution of the main credit indicators.

	2017	2016	2015
Credit risk exposure - customers (Thousand of Reais)	330,474,249	301,702,586	310,877,166
Loans and advances to customers, gross (note 10)	287,829,213	268,437,556	267,266,449
Contingent Liabilities - Guarantees and other sureties (note 45.a)	42,645,036	33,265,030	43,610,717
Non-performing loans ratio (%) - unaudited	6.65%	7.04%	7.00%
Impairment coverage ratio (%) - unaudited	95.39%	96.31%	82.86%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais) - unaudited	18,261,638	18,191,126	15,411,760
Cost of credit (% of risk) - unaudited	3.98%	4.52%	5.07%

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
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

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

The activities are segmented by risk type as follows:

- Trading: this item includes financial services for clients, trading operations and positioning mainly in fixed-income, equity , foreign currency products and shares.

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

Interest rate Risk

The following table aggregates by product the cash flows of the operations of our perimeter of companies that have interest income. The transactions are presented by the book balance at the closing date of the years 2016 and 2017. It is not associated with the risk management of changes in interest rates or indexer mismatches, which is done by monitoring metrics of Marketplace. However, it allows to evaluate the concentrations of term and possible risks and below it, the balances of the same products are presented at the redemption value at maturity, except for the line dealing with receivables and obligations linked to derivative contracts.

Position of accounts subject to interest rate risk					2017 In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total
Interest-earning assets:
Financial Assets Held For Trading	5,541	1,779	6,556	29,968	10,194	54,038
Debt instruments	653	890	5,739	16,709	8,148	32,139
Equity instruments	490	-	-	-	-	490
Trading derivatives	4,398	889	818	13,259	2,046	21,410
Available-For-Sale Financial Assets	2,032	1,272	17,092	46,502	23,711	90,609
Debt instruments	925	1,272	17,092	46,502	23,711	89,503
Equity instruments	1,107	-	-	-	-	1,107
Other Financial Assets At Fair Value Through Profit Or Loss	72	13	50	479	1,008	1,622
Debt instruments	38	13	50	479	1,008	1,589
Equity instruments	33	-	-	-	-	33
Non-Current Assets Held For Sale	80	168	222	3,082	7,040	10,593
Reserves from Brazilian Central Bank	59,051	-	-	-	-	59,051

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Position of accounts subject to interest rate risk				2017 In millions of Reais
0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Loans and Receivables	22,033	81,275	34,430	86,645	71,453	295,835
Total	88,809	84,507	58,351	166,677	113,406	511,750
Interest-bearing liabilities
Deposits from credit institutions	150,719	46,254	62,605	69,778	5,119	334,474
Subordinated debts	-	789	257	7,784	-	8,829
Marketable debt securities	4,436	36,208	12,313	15,544	847	69,348
Trading derivatives	4,618	659	504	12,243	2,285	20,310
Short positions	32,531	-	-	-	-	32,531
Total	192,304	83,909	75,679	105,349	8,251	465,492

Position of accounts subject to interest rate risk					2016 In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total
Interest-earning assets:
Financial Assets Held For Trading	26,960	5,242	4,593	31,938	14,918	83,651
Debt instruments	20,232	2,370	2,711	23,479	10,335	59,127
Equity instruments	397	-	-	-	-	397
Trading derivatives	6,331	2,872	1,882	8,459	4,582	24,126
Available-For-Sale Financial Assets	2,940	1,350	1,761	42,683	11,046	59,780
Debt instruments	954	1,350	1,761	42,683	11,046	57,794
Equity instruments	1,985	-	-	-	-	1,985
Other Financial Assets At Fair Value Through Profit Or Loss	80	14	50	486	981	1,611
Debt instruments	38	14	50	486	981	1,569
Equity instruments	42	-	-	-	-	42
Non-Current Assets Held For Sale	79	168	220	2,920	6,549	9,936
Reserves from Brazilian Central Bank	58,594	-	-	-	-	58,594
Loans and Receivables	16,435	99,924	32,590	79,467	68,120	296,536
Total	105,088	106,698	39,214	157,494	101,614	510,108
Interest-bearing liabilities:
Deposits from credit institutions	135,457	49,973	46,686	69,605	4,987	306,708
Subordinated debts	-	268	255	8,260	-	8,783
Marketable debt securities	6,214	40,229	33,336	23,647	495	103,921
Trading derivatives	6,046	1,308	1,268	7,123	4,167	19,912
Short positions	31,551	-	-	-	-	31,551
Total	179,268	91,778	81,545	108,635	9,649	470,875

Position of accounts subject to interest rate risk					2015 In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total
Interest-earning assets:
Financial Assets Held For Trading	3,399	5,288	6,917	21,436	8,149	45,189
Debt instruments	1,225	1,806	4,542	12,038	4,182	23,793
Equity instruments	405	-	-	-	-	405
Trading derivatives	1,769	3,482	2,374	9,398	3,967	20,990
Available-For-Sale Financial Assets	2,210	3,109	8,643	31,242	21,842	67,046
Debt instruments	1,047	3,109	8,643	31,242	21,842	65,883
Equity instruments	1,162	-	-	-	-	1,162
Other Financial Assets At Fair Value Through Profit Or Loss	611	12	48	427	893	1,991
Debt instruments	38	12	48	427	893	1,418
Equity instruments	574	-	-	-	-	574
Non-Current Assets Held For Sale	80	163	215	2,096	7,327	9,881
Reserves from Brazilian Central Bank	52,183	-	-	-	-	52,183
Loans and Receivables	20,259	79,073	40,635	82,695	59,986	282,648
Total	78,742	87,645	56,458	137,896	98,197	458,938
Interest-bearing liabilities
Deposits from credit institutions	116,365	39,972	36,960	95,602	5,764	294,663
Subordinated debts	44	87	7,990	9,694	-	17,815
Marketable debt securities	8,070	24,823	12,484	52,032	52	97,461
Trading derivatives	1,550	3,671	1,430	7,122	2,854	16,627
Short positions	20,899	-	-	-	-	20,899
Total	146,928	68,553	58,864	164,450	8,670	447,465

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Currency Risk

Position of accounts subject to interest rate risk				2017 In millions of Reais
Asset:	Dollar	Euro	Others	Total
Cash/Applications/Debt Instruments	54,380	11,684	10,377	76,442
Loans and advances to customers	3,818	321	-	4,139
Investments in Foreign Subsidiaries and Dependence	36,613	3,010	-	39,623
Derivatives	262,092	45,317	9,640	317,049
Others	46,200	13,028	6,237	65,465
Total	403,102	73,361	26,254	502,717
Liabilities:	Dollar	Euro	Others	Total
Funding in foreign currency	32,962	3,047	17	36,025
Derivatives	277,358	54,633	9,294	341,284
Others	93,821	15,975	17,068	126,864
Total	404,140	73,654	26,378	504,173

Position of accounts subject to currency risk				2016 In millions of Reais
Asset:	Dollar	Euro	Others	Total
Cash/Applications/Debt Instruments	4,839	-	-	4,839
Loans and advances to customers	3,485	-	-	3,485
Investments in Foreign Subsidiaries and Dependence	34,337	2,662	-	36,999
Derivatives	166,626	24,173	11,241	202,040
Others	25,273	1,020	-	26,293
Total	234,560	27,855	11,241	273,656
Liabilities:	Dollar	Euro	Others	Total
Funding in foreign currency	32,255	640	-	32,895
Derivatives	183,277	27,973	11,426	222,676
Others	19,198	-	104	19,302
Total	234,730	28,613	11,530	274,873

c.2) Methodologies

Trading

The Bank calculates its market risk capital requirement using a standard model provided by Bacen.

The standard methodology applied to trading activities by the Banco Santander in 2017, 2016 and 2015 was the value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the efficient incorporation of the most recent events that condition the level of risk assumed.

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

One of these measures is scenario analysis, which consists of defining behavior scenarios for various financial variables and determining the impact on results of applying them to the Bank’s activities. These scenarios can replicate past events (such as crisis) or, conversely, determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with VaR, make it possible to obtain a much more complete view of the risk profile.

The positions are monitored daily through an exhaustive control of changes in the portfolios, aiming to detect possible incidents and correct them immediately. The daily preparation of an income statement is an excellent risk indicator, once it allows the Bank to observe and detect the impact of changes in financial variables on the portfolios. The daily calculation of the result is also an excellent indicator of the risk, as it allows the Bank to observe and detect the impact of changes in financial variables in the portfolios.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

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

The measures used by the Bank to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin (NIM) and market value of equity (MVE) to changes in interest rates, the duration of capital, value at risk (VaR), the EaR (Earning At Risk) and scenario analysis.

Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the reevaluation deadlines of on-balance-sheets assets and liabilities and off-balance-sheets items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk in the various maturities to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity’s net interest margin and market value of equity.

The flows of all the on and off-balance sheet headings must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of contracts that do not have a maturity date they are analyzed and estimated using an internal model.

Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected accruals for a specific period (12 months) given a shift in the interest rate curve.

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the interest rate curve and for the current scenario. The sensitivity is the difference between the two margins calculated.

Market value of equity (MVE) sensitivity

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

Value at risk (VaR) and Earnings at Risk (EaR)

It is defined with 99% base points of the MVE’s loss distribution function, calculated considering the market value of the positions, based on the payback obtained in the last two years and with degree of statistical certainty (level of trust) to a defined time horizon.

It is also applied a similar methodology to calculate the maximum loss in NII (EaR), in order to consider the interest rate risk even in economic value impact as in financial margin.

The unit sums the return vectors of the VAR with the return vectors of EaR, resulting the total return vector. The composition is made considering in the metric of EaR the losses in financial margin that occur between the initial moment (reference date) and the holding period of the not-trading portfolio. The losses in the economic value takes in consideration the impact of the ending positions after the holding period.

The value at risk for balance sheet headings and investment portfolios are calculated by applying the same standard as that used for trading: historical simulation with a confidence interval of 99% . Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

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

Liquidity gap

The liquidity gap determines the inflow and outflow of funds for assets, liabilities (note 45-d) and off-balance headings at a given time horizon, making it possible to analyze mismatches between the Bank’s expected inflow and outflow of funds.

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

Banco Santander uses in its liquidity risk management the Liquidity Coverage Ratio (LCR). LCR is a short-term liquidity ratio for a 30-day stress scenario. Represents the result of the division of the high quality assets and the net cash outflows.

Total High Liquidity Assets - HQLA (Net Assets) is composed mainly of Brazilian federal government bonds and compulsory returns. The net outflows are composed mainly of losses of deposits, offset in part by inflows, mainly loans.

Throughout the three observations in this disclosure (exercise with balances from the end of October, November and December 2017) the institution presented a surplus (difference between net assets and net outflows) of R$14.7 billion, which resulted in an LCR of 123%.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Clients Funding

Santander has different sources of funding, both in terms of products and the mix of clients, with emphasis on retail operations of the Time Deposits. Total customer funds are currently at the level of R$356 million and showed a slight decrease compared to volumes at the end of 2016, mainly because of the maturity of some operations (Financial Letters) that were not renewed.

Customers Funding	2017			2016 In millions of Reais
	0 a 30 days	Total	%	0 a 30 days	Total	%
Demand deposits	15,252	15,252	100%	15,794	15,794	100%
Savings accounts	40,570	40,570	100%	35,901	35,901	100%
Time deposits	39,549	170,570	23%	24,452	150,686	16%
Interbank deposit	622	3,244	19%	944	2,379	40%
Funds from acceptances and issuance of securities	4,436	69,348	6%	6,304	105,120	6%
Borrowings and Onlendings	5,606	48,304	12%	4,114	46,124	9%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	8,829	0%	-	8,784	0%
Total	106,035	356,117	30%	87,509	364,788	23%

Customers Funding			In millions of Reais 2015
	0 a 30 days	Total	%
Demand deposits	14,990	14,990	100%
Savings accounts	35,842	35,842	100%
Time deposits	22,048	148,682	15%
Interbank deposit	1,896	2,855	66%
Funds from acceptances and issuance of securities	8,126	98,246	8%
Borrowings and Onlendings	2,836	52,769	5%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	234	18,006	1%
Total	85,972	371,390	23%

Assets and liabilities in accordance with the remaining contractual maturities, considering the undiscounted flows are as follows:

Non-Discounted Future Flows Except Derivatives						2017 In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total
Interest-earning assets:
Financial Assets Held For Trading	5,051	1,788	6,737	32,841	18,848	65,265
Debt instruments	654	899	5,919	19,582	16,801	43,856
Trading derivatives	4,398	889	818	13,259	2,046	21,410
Available-For-Sale Financial Assets	925	1,283	12,695	56,167	50,329	121,399
Debt instruments	925	1,283	12,695	56,167	50,329	121,399
Other Financial Assets At Fair Value Through Profit Or Loss	38	13	51	543	1,994	2,640
Debt instruments	38	13	51	543	1,994	2,640
Non-Current Assets Held For Sale	81	169	227	3,370	9,573	13,419
Reserves from Brazilian Central Bank	59,051	-	-	-	-	59,051
Loans and Receivables	74,887	93,587	45,397	117,084	84,560	415,515
Total	140,034	96,840	65,107	210,005	165,304	677,290
Interest-earning assets:
Deposits from credit institutions	150,979	50,936	66,571	84,274	8,191	360,951
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	807	257	7,784	-	8,848
Marketable debt securities	4,445	36,855	12,904	18,421	866	73,491
Trading derivatives	4,618	659	504	12,243	2,285	20,310
Short positions	32,531	-	-	-	-	32,531
Total	192,573	89,257	80,236	122,722	11,342	496,130

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Non-Discounted Future Flows Except Derivatives						2016 In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total
Interest-earning assets:
Financial Assets Held For Trading	27,093	5,262	4,749	36,135	25,573	98,812
Debt instruments	20,762	2,390	2,867	27,676	20,991	74,686
Trading derivatives	6,331	2,872	1,882	8,459	4,582	24,126
Available-For-Sale Financial Assets	1,492	1,373	1,819	55,056	29,854	89,594
Debt instruments	1,492	1,373	1,819	55,056	29,854	89,594
Other Financial Assets At Fair Value Through Profit Or Loss	38	14	52	586	1,824	2,514
Debt instruments	38	14	52	586	1,824	2,514
Non-Current Assets Held For Sale	79	170	227	3,307	9,979	13,762
Reserves from Brazilian Central Bank	58,594	-	-	-	-	58,594
Loans and Receivables	18,151	112,337	42,763	106,518	82,770	362,539
Total	105,447	119,156	49,610	201,602	150,000	625,815
Interest-bearing liabilities:
Deposits from credit institutions	135,725	51,098	50,024	86,535	7,444	330,826
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	347	330	10,633	-	11,310
Marketable debt securities	6,234	41,431	35,390	27,344	521	110,920
Trading derivatives	6,046	1,308	1,268	7,123	4,167	19,912
Short positions	31,551	-	-	-	-	31,551
Total	179,556	94,184	87,012	131,635	12,132	504,519

Non-Discounted Future Flows Except Derivatives						2015 In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total
Interest-earning assets:
Financial Assets Held For Trading	2,831	4,125	7,031	24,032	16,623	54,642
Debt instruments	1,226	1,860	4,761	15,430	13,151	36,428
Trading derivatives	1,605	2,265	2,270	8,602	3,472	18,214
Available-For-Sale Financial Assets	1,048	3,185	9,475	41,894	55,640	111,242
Debt instruments	1,048	3,185	9,475	41,894	55,640	111,242
Other Financial Assets At Fair Value Through Profit Or Loss	38	12	48	427	893	1,418
Debt instruments	38	12	48	427	893	1,418
Non-Current Assets Held For Sale	80	163	219	2,360	10,358	13,180
Reserves from Brazilian Central Bank	52,183	-	52,183
Loans and Receivables	22,717	89,907	51,196	110,204	73,132	347,156
Total	78,897	97,392	67,969	178,917	156,646	579,821
Interest-bearing liabilities:
Deposits from credit institutions	116,525	40,676	40,453	128,627	8,594	334,875
Subordinated Debts / Debt Instruments Eligible to Compose Capital	297	113	8,845	12,606	-	21,861
Marketable debt securities	8,093	25,732	13,900	67,049	116	114,890
Trading derivatives	1,230	1,937	1,265	6,915	2,604	13,951
Short positions	20,899	-	-	-	-	20,899
Total	147,044	68,458	64,463	215,197	11,314	506,476

Scenario analysis / Contingency plan

Liquidity management requires an analysis of financial scenarios where possible liquidity issues are evaluated. For this, crisis scenarios are built and then studied. The model used for this analysis is the Liquidity Stress Test.

The Liquidity Stress Test assesses the institution’s financial structure and its ability to resist and respond to the most extreme situations.

The purpose of the Liquidity Stress Test is to simulate adverse market conditions, making it possible assess impacts on the institution’s liquidity and payment ability, so as to take preventive actions or avoid positions that may adversely affect liquidity in worst-case scenarios.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

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

• Internal Communication – after the crisis is identified, it is necessary to establish clear communication channels to mitigate the problems raised. People responsible for taking these contingency actions should be notified of the extent of the contingency and measures to be taken.

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

3. To provide flexibility to the business areas for the efficient and timely assumption of financial risks, due to changes in the market and business strategy, and within the risks level considered acceptable by the Bank.

4. To allow business makers to assume risks which, although prudent, are sufficient to obtain the budgeted results.

5. To delimit the range of products and underlying assets with which each Treasury unit can operate, considering features such as assessment model and systems, liquidity of the instruments involved, etc.

c.7) Risks and results in 2017

Financial Intermediation Activities

The average VaR from the Bank´s trading portfolio in 2017 ended in R$1.4 billion (2016 - R$804 million and 2015 – R$926 million). The dynamic management of this profile allows the Bank to change its strategy to capitalize the opportunities offered by a uncertain environment.

c.7.1) Asset and liability management (1)

Interest rate risk

Convertible currencies

At 2017 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Banco Santander portfolios was concentrated on the BRL interest rate curve was positive by R$378 million.

Also at 2017 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Banco Santander in the BRL interest rate curve was positive by R$2.066 million.

Quantitative risk analysis

The interest rate risk in balance sheets management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, was at the beginning of 2017 and 2016, reaching a maximum of R$458 million in June. The sensitivity value increased R$386 million during 2017, reaching a maximum of R$2,177 million in September. The main factors that occurred in 2017 and influenced in sensitivity were the volatility of the exchange rate (convexity effect), portfolio’s decay, update of implicit methodology on cash flow of the Bank’s products and liquidity.

Million of Reais
	2017	2016	2015
Sensibilities
Net Interest Margin	378	385	525
Market Value of Equity	2,066	1,680	1,800
Value at Risk - Balance
VaR	1,380	804	926

(1)       Includes the financial statement total, except for the financial assets and liabilities held for trading.

Structural liquidity management

Structural liquidity management seeks to finance the Bank’s recurring business with optimal maturity and cost conditions, ensuring to the Bank suitable sources of funding, aligned with the strategic plan and assumed risk profile.

The main features of the structural liquidity management in 2017 were as follows:

• Comfortable position of structural liquidity. Since Banco Santander is basically a commercial Bank, client deposits constitute the main source of liquidity in its financing structure. These deposits, combined with capital and other similar instruments, enable the Bank to cover most of its liquidity requirements and, as a result, the financing raised in wholesale markets is moderate with respect to the size of its financial statements.

• In Brazil, the legal reserve requirement takes a considerable part of the funding.

• Obtainment of liquidity through diversification in instruments. Additionally, subordinated and senior debts have an overall long maturity.

• The local financial statement should be self-funded.

• Based on stress test results, a minimum liquidity buffer is maintained.

• Banco Santander reliance in international funding is not considerable.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

• The aim is that hard currency related activities be funded with third parties hard currency funding.

• Though, given to the potential disruptions in this market, Banco Santander has mechanisms to use the local liquidity in order to support hard currency activities.

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

In practice, the liquidity management performed by the Bank consists of the following:

• Each year, a liquidity plan is prepared on the basis of the financing needs arising from the budgets of each business. Based on these liquidity requirements and considering certain prudential limits on the obtainment of short-term market financing, the Bank establishes an issue and securitization plan for the year.

• Throughout the year the Bank periodically monitors the actual changes in financing requirements and updates this plan accordingly.

• Control and analysis of liquidity risk. The primary objective is to guarantee that the Bank has sufficient liquidity to meet its short- and long-term financing requirements in normal market situations. To this end, the Bank employs certain financial statement control measures, such as the liquidity gap and liquidity ratios.

Simultaneously, different scenarios (or stress-scenarios) analysis are conducted which consider the additional requirements that could arise if certain extreme but plausible events occur. The goal pursued is to cover a broad view of situations that are more or less likely to affect the Bank, thus enabling it to prepare the related contingency plans.

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

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the Banking and trading portfolio, for each one of the portfolio scenarios as of December 31, 2017.

Trading portfolio

				2017
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(2,447)	(73,635)	(147,269)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(944)	(19,373)	(38,746)
Inflation	Exposures subject to change in coupon rates of price indexes	(5,032)	(77,354)	(154,707)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(5,306)	(16,830)	(33,659)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(6,399)	(29,576)	(59,152)
Foreign currency	Exposures subject to foreign exchange	(4,933)	(123,334)	(246,668)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(1,469)	(8,734)	(17,469)
Shares and Indexes	Exposures subject to change in shares price	(1,768)	(44,194)	(88,388)
Total (1)		(28,298)	(393,030)	(786,058)

(1)       Amounts net of taxes.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking

				2017
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(57,347)	(1,099,710)	(2,144,967)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in Exchange of TR in TJLP	(17,245)	(327,661)	(638,940)
Inflation	Exposures subject to change in coupon rates of price indexes	(34,794)	(661,094)	(1,289,132)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(7,123)	(135,334)	(263,901)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(2,423)	(46,031)	(89,761)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(10,655)	(202,441)	(394,759)
Foreign Currency	Exposures subject to Foreign Exchange	(1,116)	(27,896)	(55,793)
Total (1)	Exposures subject to Foreign Exchange	(130,703)	(2,500,167)	(4,877,253)
(1)	Amounts net of taxes.

Scenario 1: a shock of 10 base points in interest rate curves and 1% price variance (currency);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

d) Independent Structure

The local area, called Operational Risks Control, is responsible for implementing the management and control model of Operational Risks of Banco Santander. It is subordinated to Executive Vice-President of Risks and count with people, structure, standards, methodologies and tools for ensuring adequacy of the management and control model.

The Management is an acting part and is aligned with the mission of the areas, recognizing, participating and sharing responsibility for the continuous improvement of the operational and technological risk management culture. Then they can ensure compliance with the established objectives and goals, as well as the security and quality of the products and services provided by the Bank.

The Bank’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Reference Equity (PRE) related to operational risk.

d.1) Operational Risks Control

It has as mission towards Banco Santander: Support for the achievement of the strategic objectives and the decision-making process, the adequacy and attendance mandatory requirements, the maintenance of solidity, reliability, reduction and mitigation of losses due to operational risks, further on to the implementation, dissemination of the culture of operational risks.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS II and resolutions of the National Monetary Council. This model also follows the guidelines established by Santander Spain, which was based on COSO-Committee of Sponsoring Organizations of the Tread way Commission-Internal Control – Integrated Framework 2013.

The procedures developed and adopted are intended to ensure Bank´s continuous presence among the select group of financial institutions recognized as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity and reliability in the local and international markets.

In the second half of 2014, was consolidated the adoption if the approaches by lines of defense, approved in the Executive Committee.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Defense Line Model

Operational Risks Control is the second line of defense in Santander’s model and aims to maintain the fulfillment, alignment and compliance with corporate guidelines of the Santander group, the Basle Accord and resolutions of the National Monetary Council. Also acts in the control and challenge of the activities performed by the first line of Defense, contributing to its strengthening, vision of an integrated approach to risk management.

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

• Dissemination of culture of advanced management and control of Operational Risks, by means of internal communication (intranet, on-site courses, "online" courses and monthly communication by “Boletim de RO” and “Boletim Flash de RO”), with reinforcement in the "Accountability".

This solid and efficient structure permits the continuous enhancement of existing methodologies and the further dissemination of the culture of responsibility in regard to the advanced management of operational risk.

d.3) Differential factor

The Operational Risks Control area invests in the development, training and updating of its professionals so they can keep up with changes in the business environment, in addition to offering training programs for other professionals through the intranet and on-site courses. Among the personal course, we highlight the achievement of training aimed at increasing culture of RO management, training for the capture of operational losses, among others.

This has made a significant contribution to the Bank consistently achieve its strategic and operational goals, by providing knowledge of the exposure to assumed operational risks and the controlled environment, maintaining the Bank’s low-risk profile and ensuring the sustainable development of its operations.

The Bank highlights:

• Mandatory training for all Banco Santander employees through e-learnings ("NetCursos"), addressing the issue of operational risks and business continuity;

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

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

• Composition of lines of defense creating new functions for the role of operational risk representative: "Coordinator" and "Coordinator Assist" Operational Risk covering the perimeter of RO and "experts" in cases where the operational risk is transverse to the organization.

d.4) Communication Policy

The Operational Risks Control area is part of Santander’s governance structure and produces a series of specific monthly reports for management detailing events that occurred, the main activities undertaken, and the corrective and precautionary action plans identified and monitored, ensuring transparency and providing knowledge for governance forums.

Annually, it prepares the Management Report and Control of Operational, Technological Risk , the Management of Business Continuity and the Evaluation of Internal Controls. Which is presented to the Bank’s Board of Director.

Additional information can be obtained from the Bank’s Social and Annual Reports on its website.

e) Reputational Risk

e.1) Reputational Risk

The reputational risk is defined as a risk of a negative economic impact, current and potential, due to a perception unfavorable of the Bank by its employees, clients, shareholders/investors and society in general.

The reputational risk may arise from multiple sources and, in many cases, is derived from other risk events. In general, these sources might be related to the business and other support activities that are realized by the Bank, the economic context, social or politic, or even by other events arising from other competitors that might affect the Bank.

e.2) Compliance

It is defined as legal risk, of regulatory sanctions, financial loss or reputation that an institution may suffer as a result of failures in the compliance with laws, rules, ethics and conduct codes and good bank practices. The compliance risk management has the goal of being preventive and includes the monitoring, educative processes, Consulting, risk evaluation and corporative communication related to the rules and legislation applicable to each business department.

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

b. Money Laundering Prevention

The Bank’s money Laundering Prevention policies and terrorism financing prevention are based on the knowledge and rigorousness of the acceptance of new clients, complemented by the continuous scrutiny of all transactions where the Bank are involved in. The importance given to the theme is reflected on the direct involvement of management, namely the Operational Money Laundering Prevention and Compliance Committee, which meets each month to deliberate on issues regarding the theme and to be directly involved with new clients acceptance and suspicious transactions reporting.

c. New products and services and suitability

All new products and services are debated/analyzed internally at various levels until their risks have been fully mitigated, and subsequently approved by the Commercialization Local Committee (CLC), composed of Bank executives. After review and approval, the new products and services are monitored trying to identify them so timely events that may pose reputational risk, which if identified, are reported to the CLC.

f) Compliance with the new regulatory framework

The Banco Santander has assumed a firm commitment to the principles underlying the “Revised Framework of International Convergence of Capital Measurement and Capital Standards” (Basel II). This framework allows entities to make internal estimates of the capital they are required to hold in order to safeguard their solvency against events caused by various types of risk. As a result of this commitment, the Bank has devoted all the human and material resources required to ensure the success of the Basel II implementation plan. For this purpose, a Basel II team was created in the past, consisting of qualified professionals from the Bank’s different departments: mainly Finance, Risks, Technology and Operations, Internal Audit −to verify the whole process, as the last layer of control at the entity−, and Business −particularly as regards the integration of the internal models into management. Additionally, specific work teams have been set up to guarantee the proper management of the most complex aspects of the implementation.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

Supplementing the efforts of the Basel II operating team, the Bank management has displayed total involvement from the very beginning. Thus, the progress of the project and the implications of the implementation of the New Capital Accord by the Banco Santander have been reported to the management committee and to the board of directors on a regular basis.

In the specific case of credit risk, the implementation of Basel II entails the recognition, for regulatory capital purposes, of the internal models that have been used for management purposes.

The Bank intends to apply, over the next five years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all of its subsidiaries, until the percentage of net exposure of the loan portfolio covered by this approach is close to 100%.

The additional capital requirements derived from the self-assessment process (Pillar II) should be compensated by the risk profile that characterizes the Bank’s business activities (low average risk), due to its focus on Commercial Bank (small and medium-sized enterprises and Individuals) and the diversification of the business. The Pillar 2 which considers the impact of risks not addressed under Pillar I (regulatory capital) and the benefits arising from the diversification among risks, businesses and geographical locations.

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

Pillar II is another significant line of action under the Basel Corporate Framework. In addition to the methodology supporting the economic capital model review and strengthening, the technology was brought into line with the platform supporting Pillar I, so that all the information on credit risk will come from this source.

Besides the Basel II implementations, Banco Santander complies with the new regulations of Basel III, according to the standards issued by Bacen.

According to the definition proposed by the Basel Committee (Basel III), Credit Valuation Adjustment (CVA) is an adjustment to the fair value of derivative financial instruments in order to measure the credit risk of a counterparty. Thus, the CVA depends on the credit spread of the counterparty, as well as the market risk factors that drives the values of the derivatives and, therefore, their exposure. In an analytical way, the CVA can be defined by the following expression:

CVA = EE * PD * DF * LGD (1)

(1) EE=Expected Exposure; PD=Probability of Default; DF=Discount Factor; LGD=Loss Given Default

Expected Exposure (EE) is the future exposure of the derivative based on the counterparty’s market risk. The probability of default (PD) is calculated based on credit spreads and is also marked to market. The discount factor (DF) is the factor that brings to the present value the projected exposure weighted by its respective probability of default. A Loss Given Default (LGD) is the estimated loss in the event of a credit.

f.1) Internal validation of risk models

"Internal validation is a pre-requisite for the supervisory validation process by Basel II implementation. A specialized team of the Entity, with sufficient independence, obtains a technical opinion on the adequacy of the internal models for the intended internal or regulatory purposes, and concludes on their usefulness and effectiveness. This team must also assess whether the risk management and control procedures are adequate for the Entity’s risk strategy and profile.

In addition to the regulatory requirement compliance, the internal validation department provides an essential support to the risk committee and management, as they are responsible for ensuring that appropriate procedures and systems are in place to monitor and control the entity’s risks. In this case, the internal validation area is responsible for providing a qualified and independent opinion so that the responsible authorities decide on the authorization of the use of models (for management purposes as well as regulatory use).

Internal model validation at Banco Santander encompasses credit risk models, market risk models, ALM, pricing models, stress test models, the economic capital model and other models related to the exercise of ICAAP. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the quality of the data they provide, on which their effective operation relies, and, in general, all the relevant aspects of advanced risk management (controls, reporting, uses, involvement of management, etc.). Therefore, the goal of internal validation is to review quantitative, qualitative, technological and corporate governance related to regulatory and management aspects concerning the model risk control.

Among the main functions of the Internal Model Validation department are the following:

i. Establish general validation principles, conducting an independent evaluation process including (I) data quality, (II) use of the methodology and (III) functioning of the models;

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

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

It is important to note that Banco Santander’s internal validation function is fully consistent with the independent validation criteria for advanced approach issued by the Basel Committee, the European supervisor ‘home regulator’ (Banco de España and the European Central Bank) and the Bacen in compliance with the rules Circular 3,648 dated March 4, 2013 (Chapter III), Circular Letter 3,565 of September 6, 2012 and Circular 3,547 of July 2011. In this case, the Bank maintains a Segregation of functions between internal validation and internal audit, which is the last layer of Bank control validation.

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

f.2) Capital Management

Capital management considers the regulatory and economic aspects and its objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory authorities and supporting to accomplish the goals of the classification of rating agencies and investors’ expectations. Details regarding the capital management process can be found at www.ri.santander.com.br Corporate Governance -> Risk Management -> Risk and Capital Management Structure.

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

4 - Estimating the Economic Value Added for each business unit. Economic profit must exceed the cost of the Bank’s capital;

5 - Accordance with the regulation in locations where the Bank operates in the review process of Pillar II by supervisors.

g.2) The Economic Capital Model

In calculating the economic capital, it is the Bank’s definition of losses to be covered. Thus, it is used a confidence interval necessary to ensure business continuity. The confidence interval for the Banco Santander is 99.90% higher than required by Basel II.

The risk profile in Brazil is distributed by Credit risk, Market, ALM, Business, Operations and tangible assets. However, to successfully anticipate the changes proposed in Basel III, new risks have been incorporated to model: Intangibles, pension funds (defined benefit) and deferred tax assets, which allow the Bank to adopt a position even more conservative and prudent.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

% Capital	2017	2016	2015
Risk Type	New Methodology	New Methodology	New Methodology
Credit	70%	62%	56%
Market	4%	5%	4%
ALM	4%	9%	9%
Business	8%	8%	8%
Operational	6%	6%	5%
Fixed Assets	2%	2%	1%
Intangible Assets	1%	1%	6%
Pension Funds	1%	1%	2%
Deferred Tax Assets	4%	6%	9%
TOTAL	100%	100%	100%

Still, for being a commercial Bank, credit is the main source of risk in Banco Santander and the evolution of this portfolio is a leading factor for oscillation.

Banco Santander periodically evaluates the level and evolution of RORAC of the main business units. The RORAC is the quotient of the profit generated on allocated capital, using the following formula:

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

2 – Estimate capital consumption of each client, economic groups, portfolio or business segment, in order to optimize the allocation of economic capital, maximizing the efficiency of the Bank.

3 – Measure and monitor business performance.

To evaluate the operations of global clients, the calculation of economic capital considers some variables used in the calculation of expected and unexpected losses.

Among these variables are:

1 – Counterparty rating;

2 – Maturity;

3 – Guarantees;

4 – Type of financing;

The return on capital is determined by the cost of capital. To create value for shareholders, the minimum return operation must exceed the cost of capital of Banco Santander.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

APPENDIX I – RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME - BRGAAP vs IFRS

The table below presents a conciliation of stockholders’ equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousand of Reais	Note	2017	2016	2015
Shareholders’ equity attributed under to the Parent Brazilian GAAP		59,499,954	57,771,524	54,819,073
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	j	18,301	643
Reclassification of available-for-sale financial instruments"	j	34,818	23,180
Impairment on loans and receivables	a	(71,091)	124,787	132,878
Category transfers	b	351,132	608,897	704,519
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	664,204	297,720	138,314
Reversal of goodwill amortization	d	26,592,852	25,122,573	23,344,320
Realization on purchase price adjustments	e	702,436	778,882	798,776
Recognition of fair value in the partial sale in subsidiaries	f	112,052	112,052	112,052
Option for Acquisition of Equity Instrument	g	(1,287,240)	(1,017,000)	(1,017,000)
Goodwill acquisition Santander Services (Santusa)	h	(298,978)
Others		332,267	263,797	367,290
Shareholders’ equity attributed to the parent under IFRS		86,650,707	84,087,055	79,400,222
Non-controlling interest under IFRS		436,894	725,504	435,062
Shareholders’ equity (including non-controlling interest) under IFRS		87,087,601	84,812,559	79,835,284

Thousand of Reais	Note	2017	2016	2015
Net income attributed to the Parent under Brazilian GAAP		7,996,577	5,532,962	6,998,196
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	j	18,775	7,960
Reclassification of available-for-sale financial instruments"	j	(46,160)	(39,234)
Impairment on loans and receivables	a	(195,878)	(8,091)	4,798
Category transfers	b	(219,829)	(45,314)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	366,484	148,450	23,534
Reversal of goodwill amortization	d	1,470,279	1,755,750	2,783,507
Realization on purchase price adjustments	e	(76,446)	(76,247)	(75,962)
Option to Acquire Own Equity Instrument	g	(270,240)
Others		(119,498)	58,327	49,667
Net income attributed to the parent under IFRS		8,924,064	7,334,563	9,783,740
Non-controlling interest under IFRS		213,984	130,355	50,086
Net income (including non-controlling interest) under IFRS		9,138,048	7,464,918	9,833,826

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

a) Impairment on loans and receivables:

The result refers to the adjustment resulting from the estimate of losses on the loan and receivables portfolio, which was determined based on the history of impairment and other circumstances known at the time of the evaluation, in accordance with guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement". These criteria differ in certain aspects from the criteria adopted under BRGAAP, which uses certain regulatory limits defined by the Central Bank. In the Financial Statements under IFRS, this effect considers the impact related to the provisions of certain debt instruments, which for the purposes of BRGAAP are treated as Securities.

b) Transfer of category

The IAS 39 permits reclassification of the category "available for sale" to "held to maturity" and "available for sale" to "loans and receivables" at any time, provided that the entity has the intention and ability to hold the financial asset in this category. However, for the purpose of local books (BR GAAP), pursuant to art. 5 of BACEN Circular 3,068, the revaluation regarding the classification into categories of securities may only be made when preparing the half-yearly and the yearly financial statements. For purposes of IFRS financial statements of December 2015, Banco Santander reclassified some securities therefore on July 1, 2015 and to Brazilian GAAP purposes due to local requirements mentioned above such change occurred on December 31, 2015. Considering, the measurement effect of other assets that composes different categories between the IFRS and BRGAAP.

c) Deferral of financial fees, commissions and other costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and other costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in the income statement over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognized directly as income when received or paid.

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

e) Realization on purchase price adjustments:

As part of the allocation of the purchase price related to the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

• The allocation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is recognized by its average realization period.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

f) Recognition of fair value in the partial disposal of investments in subsidiaries

Under IFRS, in accordance with IFRS 10 "Consolidated Financial Statements" on partial disposal of a permanent investment, fair value is recognized over the remaining portion (Webmotors). Under BRGAAP, this type of operation, ongoing participation is registered by its book value.

g) Option for Acquisition of Equity Instrument

Within the context of transaction, Banco Santander has granted to the members of Getnet S.A. and Banco Olé Consignado a put option over all shares of Getnet S.A. and Banco Olé Consignado held by them. The overall out in IAS 32, a financial liability was recognized for this commitment, with a specific charge in a heading in stockholders’ equity in the amount of R$950 million and R$67 million, respectively. In 2017, an expense in the consolidated statements of income of R$164 million, was recognized in Getnet S.A. and Banco Olé Consignado.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

h) Santander Serviços goodwill (Santusa)

According to the IFRS, in line with IFRS 3 "Business Combination", when the owner acquires more shares or other equity instruments of an entity already controlled, it shall consider such amount as an equity reduction. According to the BRGAAP this amount shall be registered in the asset as goodwill or discount on the acquisition of the investment, which is the difference between the acquisition cost and the equity amount of the shares.

i) Reclassification of financial instruments at fair value through profit or loss

Under BRGAAP, all loans, financing and deposits are recorded at amortized cost. In IFRS, in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", financial assets may be measured at fair value and included in the category "Other financial assets at fair value through profit or loss", in order to eliminate or significantly reduce accounting mismatches ( accounting mismatch) of recognition or measurement derived from the measurement of assets or liabilities or from the recognition of gains or losses on these assets / liabilities on a number of bases, which are managed and their performances valued at fair value. Accordingly, the Bank classified loans, financing and deposits that meet these parameters as "fair value through profit or loss", as well as certain debt instruments classified as "available for sale" in BRGAAP. The Bank opted for this classification base in IFRS, since it eliminates an accounting mismatch in the recognition of revenues and expenses.

j) Reclassification of available-for-sale financial instruments

According to the BRGAAP, the Bank registers some investments, for example, debt instruments initially measured at amortized cost and equity instruments at cost. At the time of this balance sheet, the management reviewed the managing strategy of its investments and according to Bacen Circular 3.068, the debt instruments were reclassified to "trading" measured at fair value with changes in the income statement. According to the IFRS, the Bank is classifying this investments as available for sale measuring them at fair value with changes in "other comprehensive income", in line with IAS 39 "Financial Instruments: Recognition and Measurement", which does not allow the reclassification of any financial instrument to fair value with changes in the income statement after the initial recognition.

BANCO SANTANDER (BRASIL) S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of Brazilian Reais - R$ - unless otherwise stated)

APPENDIX II – STATEMENTS OF VALUE ADDED

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

		2017		2016		2015
Thousand of Reais
Interest and similar income	71,418,349		77,146,077		69,870,200
Net fee and commission income	12,721,868		10,977,596		9,483,509
Impairment losses on financial assets (net)	(12,338,300)		(13,301,445)		(13,633,989)
Other income and expense	(3,043,565)		(751,727)		(3,867,959)
Interest expense and similar charges	(36,471,860)		(46,559,584)		(38,533,089)
Third-party input	(6,728,881)		(5,804,939)		(7,061,296)
Materials, energy and others	(495,913)		(510,961)		(520,831)
Third-party services	(5,107,077)		(4,589,468)		(4,632,346)
Impairment of assets	(456,711)		(114,321)		(1,220,645)
Other	(669,180)		(590,189)		(687,474)
Gross added value	25,557,611		21,705,978		16,257,376
Retention
Depreciation and amortization	(1,662,247)		(1,482,639)		(1,490,017)
Added value produced	23,895,364		20,223,339		14,767,359
Added value received from transfer
Investments in affiliates and subsidiaries	71,551		47,537		116,312
Added value to distribute	23,966,915		20,270,876		14,883,671
Added value distribution	15,540,106
Employee	7,908,746	33.0%	7,378,374	36.4%	6,829,965	45.9%
Compensation	5,795,579		5,455,374		4,824,615
Benefits	1,421,910		1,397,711		1,300,788
Government severance indemnity funds for employees -FGTS	413,871		352,939		391,608
Other	277,386		172,350		312,954
Taxes	6,131,544	25.6%	4,659,989	23.0%	(2,527,787)	-17.0%
Federal	5,481,969		4,101,629		(3,023,224)
State	1,260		717		659
Municipal	648,315		557,643		494,778
Compensation of third-party capital -rental	788,577	3.3%	767,595	3.8%	747,667	5.0%
Remuneration of interest on capital	9,138,048	38.1%	7,464,918	36.8%	9,833,826	66.1%
Dividends and interest on capital	6,300,000		4,550,000		6,200,000
Profit Reinvestment	2,624,064		2,784,563		3,583,740
Profit (loss) attributable to non-controlling interests	213,984		130,355		50,086
Total	23,966,915	100.0%	20,270,876	100.0%	14,883,671	100.0%