Form 20-F
period 2018-12-31
Banco Santander (Brasil) S.A.
filed 2019-03-26
CIK 1471055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-34476

BANCO SANTANDER (Brasil) S.A.
(Exact name of Registrant as specified in its charter)

SANTANDER (BRAZIL) BANK, INC.
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

Title of Class
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

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank (Banco Central do Brasil), or the “Brazilian Central Bank,” as of December 31, 2018, which was R$3.8748 to U.S.$1.00, or on the indicated dates (subject, on any applicable date, to rounding adjustments). We make no representation that the real or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular exchange rate or at all.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Consolidated Financial Statements

We maintain our books and records in reais, our functional currency and the presentation currency for our consolidated financial statements.

This annual report contains our consolidated financial statements as of December 31, 2018, 2017 and 2016, and for the years ended December 31, 2018, 2017 and 2016. Such consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB” and interpretations issued by the IFRS Interpretation Committee, or“IFRIC”. Our consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016 have been audited by PricewaterhouseCoopers Auditores Independentes, or “PwC.” PwC is an independent registered public accounting firm, whose report is included herein.

IFRS differs in certain significant aspects in comparison with the generally accepted accounting principles in the United States, or “U.S. GAAP”. IFRS also differs in certain significant aspects in comparison with the Brazilian GAAP (as defined below). Appendix I to our audited consolidated financial statements for the years ended December 31, 2018, 2017 and 2016, included herein, contains information relating to certain differences between IFRS and Brazilian GAAP.

Under Brazilian law, we are required by the Brazilian Central Bank to prepare consolidated financial statements according to IFRS. However, we will also continue to prepare statutory financial statements in accordance with accounting practices established by Law No. 6,404, dated December 15, 1976, as amended by Law 11,638, or the “Brazilian Corporate Law” and standards established by the National Monetary Council (Conselho Monetário Nacional), or “CMN,” the Brazilian Central Bank

and document template provided in the Accounting Chart for National Financial System Institutions (Plano Contábil das Instituições do Sistema Financeiro Nacional), and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or “CVM,” to the extent such practices do not conflict with the rules of the Brazilian Central Bank, the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), to the extent approved by the Brazilian Central Bank, the National Council of Private Insurance (Conselho Nacional de Seguros Privados), and the Superintendence of Private Insurance (Superintendência de Seguros Privados), or “SUSEP.” We refer to such Brazilian accounting practices as “Brazilian GAAP.” See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Auditing Requirements.”

Market Share and Other Information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from internal surveys, market research, publicly available information and industry publications. These data are updated to the latest available information, as of the date of this annual report. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian association of savings and mortgage financing entities (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança) or “ABECIP”; the Brazilian association of credit card companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços) or “ABECS”; the Brazilian association of leasing companies (Associação Brasileira de Empresas de Leasing); the national association of financial and capital markets entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) or “ANBIMA”; the Brazilian Central Bank; the Brazilian social and economic development bank (Banco Nacional de Desenvolvimento Econômico e Social) or “BNDES”; the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) or the “IBGE”; the Brazilian bank federation (Federação Brasileira de Bancos), or “FEBRABAN”; the national federation of private retirement and life insurance (Federação Nacional de Previdência Privada e Vida); the Getúlio Vargas Foundation (Fundação Getúlio Vargas) or “FGV”; the Brazilian Central Bank system (Sistema do Banco Central); the SUSEP; and the CVM, among others.

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

Our estimates and forward-looking statements are based mainly on our current expectations and estimates or projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil, and the policies of the newly-elected administration of Brazil which took office on January 1, 2019;

•	exposure to various types of inflation and interest rate risks, and Brazilian government efforts to control inflation and interest rates;

•	exposure to the sovereign debt of Brazil;

•	the effect of interest rate fluctuations on our obligations under employee pension funds;

•	exchange rate volatility;

•	infrastructure and labor force deficiencies in Brazil;

•	economic developments and perception of risk in other countries, including a global downturn;

•	the exit of the United Kingdom from the European Union;

•	increasing competition and consolidation in the Brazilian financial services industry;

•	extensive regulation by the Brazilian government and the Brazilian Central Bank, among others;

•	changes in reserve requirements;

•	changes in taxes or other fiscal assessments;

•	potential losses associated with nonperforming loans or non-performance by counterparties to other types of financial instruments;

•	a decrease in the rate of growth of our loan portfolio;

•	potential prepayment of our loan and investment portfolio;

•	potential increase in our cost of funding, in particular with relation to short-term deposits;

•	a default on, or a ratings downgrade of, the sovereign debt of Brazil or of our controlling shareholder;

•	restrictions on the distributions of dividends to holders of our shares and ADSs;

•	the effectiveness of our credit risk management policies;

•	our ability to adequately manage market and operational risks;

•	potential deterioration in the value of the collateral securing our loan portfolio;

•	failure to adequately protect ourselves against risks relating to cybersecurity;

•	our dependence on the proper functioning of information technology systems;

•	our ability to protect personal data;

•	our ability to protect ourselves against cybersecurity risks;

•	our ability to protect our reputation;

•	our ability to detect and prevent money laundering and other illegal activities;

•	our ability to manage the growth of our operations;

•	our ability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; and

•	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in this annual report.

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

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

Financial information for Santander Brasil as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 has been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. See “Item 18. Financial Statements.” This financial information should be read in conjunction with our audited consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Income Statement Data

	For the Year Ended December 31,
	2018	2018	2017	2016	2015	2014
	(in millions of U.S.$)(1)	(in millions of R$)
Interest and similar income	18,189	70,478	71,418	77,146	69,870	58,924
Interest expense and similar charges	(7,370)	(28,557)	(36,472)	(46,560)	(38,533)	(31,695)
Net interest income	10,819	41,921	34,946	30,586	31,337	27,229
Income from equity instruments	8	33	83	259	143	222
Income from companies accounted for by the equity method	17	66	72	48	116	91
Fee and commission income	4,575	17,728	15,816	13,548	11,797	11,368
Fee and commission expense	(928)	(3,596)	(3,094)	(2,571)	(2,314)	(2,602)
Gains (losses) on financial assets and liabilities (net)	(718)	(2,783)	969	3,016	(20,002)	2,748
Exchange differences (net)	(724)	(2,806)	605	4,575	10,084	(3,636)
Other operating income (expenses)	(272)	(1,056)	(672)	(625)	(347)	(470)
Total income	12,777	49,507	48,725	48,837	30,814	34,950
Administrative expenses	(4,334)	(16,792)	(16,121)	(14,920)	(14,515)	(13,942)
Depreciation and amortization	(449)	(1,740)	(1,662)	(1,483)	(1,490)	(1,362)
Provisions (net)(2)	(516)	(2,000)	(3,309)	(2,725)	(4,001)	(2,036)
Impairment losses on financial assets (net)(3)	(3,281)	(12,713)	(12,338)	(13,301)	(13,634)	(11,272)
Impairment losses on other assets (net)	(131)	(508)	(457)	(114)	(1,221)	4
Gains (losses) on disposal of assets not classified as non-current assets held for sale	(7)	(25)	(64)	4	781	87
Gains (losses) on non-current assets held for sale not classified as discontinued operations	47	182	(260)	87	50	15
Operating profit before tax	4,106	15,910	14,514	16,384	(3,216)	6,443
Income taxes	(803)	(3,110)	(5,376)	(8,919)	13,050	(736)
Consolidated Profit for the Year	3,303	12,800	9,138	7,465	9,834	5,708
(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2018, for reais into U.S. dollars of R$3.8748 to U.S.$1.00.

(2)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits. For further discussion, see notes 22 and 23 to our consolidated financial statements.

(3)	Net provisions to the credit loss allowance less recovery of loans previously written off.

Earnings and Dividend per Share Information

	For the Year Ended December 31,
	2018	2017	2016	2015	2014
Basic and Diluted Earnings per 1,000 shares
From continuing and discontinued operations(1)
Basic Earnings per shares (reais)
Common Shares	1,604.34	1,133.43	929.93	1,236.96	709.69
Preferred Shares	1,764.78	1,246.77	1,022.92	1,360.66	780.66
Diluted Earnings per shares (reais)
Common Shares	1,604.34	1,132.44	929.03	1,235.79	709.40
Preferred Shares	1,764.78	1,245.69	1,021.93	1,359.36	780.34
Basic Earnings per shares (U.S. dollars) (2)
Common Shares	414.05	342.63	285.34
Preferred Shares	455.45	376.90	313.87
Diluted Earnings per shares (U.S. dollars) (2)
Common Shares	414.05	342.33	285.06
Preferred Shares	455.45	376.57	313.57
From continuing operations
Basic Earnings per shares (reais)
Common Shares	1,604.34	1,133.43	929.93	1,236.96	709.69
Preferred Shares	1,764.78	1,246.77	1,022.92	1,360.66	780.66
Diluted Earnings per shares (reais)
Common Shares	1,604.34	1,132.44	929.03	1,235.79	709.40
Preferred Shares	1,764.78	1,245.69	1,021.93	1,359.36	780.34
Basic Earnings per shares (U.S. dollars) (2)
Common Shares	414.05	342.63	285.34
Preferred Shares	455.45	376.90	313.87
Diluted Earnings per shares (U.S. dollars) (2)
Common Shares	414.05	342.33	285.06
Preferred Shares	455.45	376.57	313.57
Dividends and interest on capital per 1,000 shares (undiluted)
Common Shares (reais)	841.68	801.63	666.21	784.90	193.26
Preferred Shares (reais)	925.85	881.80	732.83	863.39	212.59
Common Shares (U.S. dollars)(2)	217.22	242.33	204.42	201.01	72.76
Preferred Shares (U.S. dollars)(2)	238.94	266.57	224.86	221.11	80.03
Weighted average share outstanding (in thousands) – basic
Common Shares	3,807,386	3,822,057	3,828,555	3,839,159	3,851,278
Preferred Shares	3,668,527	3,683,145	3,689,696	3,700,299	3,710,746
Weighted average shares outstanding (in thousands) – diluted(3)
Common Shares	3,807,386	3,825,313	3,832,211	3,842,744	3,852,823
Preferred Shares	3,668,527	3,686,401	3,693,352	3,703,884	3,712,291

(1)	Per share amounts reflect the effects of the bonus share issue and reverse share split for each period presented.

(2)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2018, for reais into U.S. dollars of R$3.8748 to U.S.$1.00.

(3)	Average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and each of the month-end balances of the 12 subsequent months.

Balance Sheet Data

	As of December 31,
	2018	2018	2017	2016	2015	2014
	(in millions of U.S.$)(1)	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank(2)	8,185	31,716	34,125	26,285	89,143	55,904
Financial assets held for trading(2)	-	-	86,271	131,245	50,537	56,014
Financial Assets Measured At Fair Value Through Profit Or Loss	11,281	43,712	-	-	-	-
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	17,769	68,852	-	-	-	-
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	237	917	-	-	-	-
Other financial assets at fair value through profit or loss	-	-	1,692	1,711	2,080	997
Available-for-sale financial assets	-	-	85,823	57,815	68,265	75,164
Financial Assets Measured At Fair Value Through Other Comprehensive Income	22,049	85,437	-	-	-	-
Held to maturity investments	-	-	10,214	10,048	10,098	-
Loans and receivables(2)	-	-	355,247	333,997	306,269	264,608
Financial Assets Measured At Amortized Cost	107,742	417,479	-	-	-	-
Hedging derivatives	89	344	193	223	1,312	213
Non-current assets held for sale	356	1,380	1,155	1,338	1,237	930
Investments in associates and joint ventures	272	1,053	867	990	1,061	1,023
Tax assets	8,146	31,566	28,826	28,753	34,770	23,020
Other assets	1,239	4,800	4,578	5,104	3,802	5,067
Tangible assets	1,700	6,589	6,510	6,646	7,006	7,071
Intangible assets	7,747	30,019	30,202	30,237	29,814	30,221
Total assets	186,814	723,865	645,703	634,393	605,395	520,231
Average total assets*	176,920	685,531	637,511	605,646	571,918	478,560
Liabilities
Financial liabilities held for trading	-	-	49,323	51,620	42,388	19,570
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	13,146	50,939	-	-	-	-
Financial Liabilities Measured At Fair Value Through Profit Or Loss	502	1,946	-	-	-	-
Financial liabilities at amortized cost	141,245	547,295	478,881	471,579	457,282	392,186
Deposits from the Brazilian Central Bank and deposits from credit institutions	25,556	99,023	79,375	78,634	69,451	63,674
Customer deposits	78,507	304,198	276,042	247,445	243,043	220,644
Marketable debt securities	19,259	74,626	70,247	99,843	94,658	70,355
Subordinated debts	2,551	9,886	519	466	8,097	7,294
Debt Instruments Eligible to Compose Capital	2,524	9,780	8,437	8,312	9,959	6,773
Other financial liabilities	12,848	49,783	44,261	36,879	32,073	23,446
Hedging derivatives	58	224	163	311	2,377	894
Provisions(3)	3,793	14,696	13,987	11,776	11,410	11,127
Tax liabilities	2,084	8,075	8,248	6,095	5,253	12,423
Other liabilities	2,347	9,095	8,014	8,199	6,850	5,346
Total liabilities	163,175	632,270	558,615	549,581	525,559	441,548
Stockholders’ equity	23,713	91,882	87,425	85,435	83,532	80,105
Other Comprehensive Income	(227)	(879)	(774)	(1,348)	(4,132)	(1,802)
Non-controlling interests	153	593	437	726	435	380
Total Stockholders’ Equity	23,639	91,595	87,088	84,812	79,835	78,683
Total liabilities and stockholders’ equity	186,814	723,865	645,703	634,393	605,395	520,231
Average interest-bearing liabilities*	119,590	463,388	416,816	408,067	400,008	318,639
Average total stockholders’ equity*	23,037	89,263	87,868	84,283	81,475	78,818

*	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2018, for reais into U.S. dollars of R$3.8748 to U.S.$1.00.

(2)	In the fiscal year ended December 31, 2018, the balances related to the compulsory deposits on time deposits were reclassified from cash and balances with the Brazilian Central Bank to financial assets measured at amortized cost for a better presentation and, consequently, the respective comparative balances were also reclassified (loans and receivables for fiscal years before December 31, 2018).

(3)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

Selected Consolidated Ratios (*)

	As of and for the Year Ended December 31,
	2018	2017	2016	2015	2014
	(%)
Profitability and performance
Return on average total assets	1.9	1.4	1.2	1.7	1.2
Asset quality
Impaired assets as a percentage of loans and advances to customers (gross)(1)	7.0	6.7	7.0	7.0	5.6
Impaired assets as a percentage of total assets(1)	3.1	3.0	3.0	3.1	2.7
Impairment losses to customers as a percentage of impaired assets(1) (4)	90.3	80.5	87.0	81.9	95.8
Impairment losses to customers as a percentage of loans and advances to customers (gross) (5)	6.3	5.4	6.1	5.7	5.4
Derecognized assets as a percentage of loans and advances to customers (gross)	3.5	4.7	4.3	4.4	4.9
Impaired assets as a percentage of stockholders’ equity(1)	24.5	22.0	22.3	23.3	17.8
Capital adequacy
Basel capital adequacy ratio(2)	15.1	15.8	16.3	15.7	17.5
Efficiency
Efficiency ratio(3)	33.9	33.1	30.6	47.1	39.9
*	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1)	Impaired assets include all loans and advances past due by more than 90 days and other doubtful credits. For further information, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets.”

(2)	Basel capital adequacy ratio as measured pursuant to Brazilian Central Bank rules in effect as from December 31, 2014. This ratio is subject to a phased-in implementation schedule established by the Brazilian Central Bank, which is expected to be completed by 2019. The Basel III framework applies to all commercial banks operating in Brazil and covers, among other things, minimum capital requirements, capital buffers, risk-based capital measures, liquidity standards, net stable funding ratio, leverage ratio, exposures to central counterparties, as well as the definition of consolidated enterprise level (conglomerado prudencial). Since the enactment of the initial Basel III framework in 2013, the authorities have been implementing additional regulations and some important amendments to the existing framework. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Capital Adequacy and Leverage – Basel.”

(3)	Efficiency ratio is determined by taking administrative expenses divided by total income.

(4)	In 2018, including the debt instruments accounted for in the loans and receivables, the ratio is 78.1%. For 2017 the ratio was 95.0%. The debt instruments amount was not material in prior years.

(5)	In 2018, including the debt instruments accounted for in the loans and receivables the ratio is 6.3%. For 2017 the ratio was 5.3%. The debt instruments amount was not material in prior years.

Selected Consolidated Ratios, Including Non-GAAP Ratios (*)

	As of and for the Year Ended December 31,
	2018	2017	2016	2015	2014
	(%)
Profitability and performance
Net yield(1)	6.9	6.4	6.2	6.6	6.9
Return on average stockholders’ equity(2)	14.3	10.4	8.9	12.1	7.3
Adjusted return on average stockholders’ equity(2)	21.0	15.4	13.3	18.5	11.3
Average stockholders’ equity as a percentage of average total assets(2)(*)	13.0	13.8	13.9	14.2	16.4
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(2)(*)	9.3	9.8	9.7	9.8	11.3
Asset quality
Impaired assets as a percentage of credit risk exposure (3)	6.2	5.8	6.3	6.0	4.8
Impaired assets as a percentage of stockholders’ equity excluding goodwill(2)(3)	35.5	32.6	33.5	36.1	27.5
Liquidity
Loans and advances to customers, net as a percentage of total funding(4)	60.6	62.7	58.0	59.3	63.9
Efficiency
Adjusted efficiency ratio(5)	38.5	32.5	34.9	34.8	38.1

(*) The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1) “Net yield” is defined as net interest income (including dividends on equity securities) divided by average interest earning assets.

(2) “Adjusted return on average stockholders’ equity,” “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” and “Impaired assets as a percentage of stockholders’ equity excluding goodwill” are non-GAAP financial measures which adjust “Return on average stockholders’ equity,” “Average stockholders’ equity as a percentage of average total assets” and “Impaired assets as a percentage of stockholders’ equity,” to exclude the goodwill arising from the acquisition of Banco Real in 2008, Getnet Adquirência e Serviços para Meios de Pagamento S.A., or “GetNet” and Super Pagamentos e Administração de Meios Eletrônicos Ltda., or “Super”, both in 2014, Banco Olé Bonsucesso Consignado S.A. (current name of Banco Bonsucesso Consignado S.A.) in 2015, and BW Guirapá I S.A. in 2016. Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding the substantial impact of the R$27 billion goodwill arising from the acquisition of Banco Real during the year ended December 31, 2008, the R$1.1 billion goodwill arising from the acquisition of GetNet and Super both during 2014, the acquisition of an interest in Banco Olé Bonsucesso Consignado S.A. in 2015. Accordingly, we believe that the non-GAAP financial measures presented are useful to investors. The limitation associated with the exclusion of goodwill from stockholders’ equity is that it has the effect of excluding a portion of the total investment in our assets. We compensate for this limitation by also considering stockholders’ equity including goodwill.

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

	For the Year Ended December 31,
	2018	2017	2016	2015	2014
	(in millions of R$, except percentages)
Effects of the hedge for investments held abroad	5,867	(810)	(6,140)	10,919	1,668
Efficiency ratio	33.9%	33.1%	30.6%	47.1%	39.9%
Adjusted efficiency ratio	38.5%	32.5%	34.9%	34.8%	38.1%

Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures

Reconciliation of Non-GAAP Ratios to Their Most Directly Comparable IFRS Financial Measures

The information in the table below presents the calculation of specified non-GAAP financial measures from each of their most directly comparable IFRS financial measures. Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding the substantial impact of the R$1.1 billion goodwill arising from the acquisition of GetNet and Super both during 2014, the acquisition of Banco Olé Bonsucesso Consignado S.A. in 2015 and the significance of other factors affecting stockholders’ equity and the related ratios. See “Item 4. Information on the Company—4A. History and Development of the Company—Important Events.” The limitation associated with the exclusion of goodwill from stockholders’ equity is that it has the effect of excluding a portion of the total investment in our assets. We compensate for this limitation by also considering stockholders’ equity including goodwill, as set forth in the above tables. Accordingly, while we believe that the non-GAAP financial measures presented are useful to investors and support their analysis, the non-GAAP financial measures have important limitations as analytical tools, and investors should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP measures including under IFRS.

	As of and for the Year Ended December 31,
	2018	2017	2016	2015	2014
	(in millions of R$, except as otherwise indicated)
Return on average stockholders’ equity:
Consolidated profit for the year	12,800	9,138	7,465	9,834	5,708
Average stockholders’ equity (*)	89,263	87,868	84,283	81,475	78,818
Return on average stockholders’ equity (*)	14.3%	10.4%	8.9%	12.1%	7.3%
Adjusted return on average stockholders’ equity(*)(3):
Consolidated profit for the year	12,800	9,138	7,465	9,834	5,708
Average stockholders’ equity(*)	89,263	87,868	84,283	81,475	78,818
Average goodwill(*)	28,176	28,360	28,343	28,376	27,747
Average stockholders’ equity excluding goodwill(*)	61,087	59,508	55,940	53,130	51,071
Adjusted return on average stockholders’ equity(*)(3)	21.0%	15.4%	13.3%	18.5%	11.3%
Average stockholders’ equity as a percentage of average total assets(*):
Average stockholders’ equity(*)	89,263	87,868	84,283	81,475	78,818
Average total assets(*)	685,531	637,511	605,646	571,918	478,560
Average stockholders’ equity as a percentage of average total assets(*)	13.0%	13.8%	13.9%	14.2%	16.5%
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*):
Average stockholders’ equity(*)	89,263	87,868	84,283	81,475	78,818
Average goodwill(*)	28,176	28,360	28,343	28,376	27,747
Average stockholders’ equity excluding goodwill(*)	61,087	59,508	55,940	53,130	51,071
Average total assets(*)	685,531	637,511	605,646	571,918	478,560
Average goodwill(*)	28,176	28,360	28,343	28,376	27,747
Average total assets excluding goodwill(*)	657,355	609,151	577,303	543,573	450,813
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*)	9.3%	9.8%	9.7%	9.8%	11.3%
Impaired assets as a percentage of stockholders’ equity:
Impaired assets	22,426	19,145	18,887	18,599	14,011
Stockholders’ equity	91,595	87,088	84,813	79,835	78,683
Impaired assets as a percentage of stockholders’ equity	24.5%	22.0%	22.3%	23.3%	17.8%
Impaired assets as a percentage of stockholders’ equity excluding goodwill:
Impaired assets	22,426	19,145	18,887	18,599	14,011
Stockholders’ equity	91,595	87,088	84,813	79,835	78,683
Goodwill	28,378	28,364	28,355	28,333	28,271
Stockholders’ equity excluding goodwill	63,217	58,723	56,458	51,502	50,412
Impaired assets as a percentage of stockholders’ equity excluding goodwill	35.5%	32.6%	33.5%	36.1%	27.8%
Impaired assets as a percentage of loans and receivables:
Loans and advances to customers, gross	321,933	287,829	268,438	267,266	249,111
Impaired assets	22,426	19,145	18,887	18,599	14,011
Impaired assets as a percentage of loans and receivables	7.0%	6.7%	7.0%	7.0%	5.6%
Impaired assets as a percentage of credit risk exposure:
Loans and advances to customers, gross	321,933	287,829	268,438	267,266	249,111
Guarantees	42,260	42,645	33,265	43,611	39,334
Credit risk exposure	364,182	330,474	301,703	310,877	288,445
Impaired assets	22,426	19,145	18,887	18,599	14,011
Impaired assets as a percentage of credit risk exposure	6.2%	5.8%	6.3%	6.0%	4.9%
Loans and advances to customers, net as a percentage of total funding:
Loans and advances to customers, gross	321,933	287,829	268,438	267,266	249,111
Impairment losses(1)	20,242	15,409	16,435	15,233	13,421
Total Funding(2)	497,513	434,620	434,702	425,209	368,741
Loans and advances to customers, net as a percentage of total funding(2)	60.6%	62.7%	58.0%	59.3%	63.9%

(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1)	Provision for impairment losses of loans and advances to customers.

(2)	Total funding is the sum of financial liabilities at amortized cost, excluding the other financial liabilities.

The table below presents the reconciliation of our adjusted efficiency ratio to the most directly comparable IFRS financial measures for each of the periods presented.

	As of and for the Year Ended December 31,
	2018	2017	2016	2015	2014
	(in millions of R$, except as otherwise indicated)
Efficiency ratio
Administrative expenses	16,792	16,121	14,920	14,515	13,942
Total income	49,507	48,725	48,837	30,814	34,950
of which:
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(5,589)	1,574	7,591	(9,918)	(888)
Efficiency ratio	33.9%	33.1%	30.6%	47.1%	39.9%
Total Income	49,507	48,725	48,837	30,814	34,950
Effects of the hedge for investments held abroad	5,867	(810)	6,140	(10,919)	(1,668)
Total income excluding effects of the hedge for investments held abroad	43,640	49,535	42,697	41,733	36,618
Administrative expenses	16,792	16,121	14,920	14,515	13,942
Efficiency ratio adjusted for effects of the hedge for investments held abroad	38.5%	32.5%	34.9%	34.8%	38.1%

Reconciliation of Non-GAAP Measures to Their Most Directly Comparable IFRS Financial Measures

The information in the table below presents the calculation of specified non-GAAP financial measures from each of their most directly comparable IFRS financial measures. Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding effects of the hedge for investments held abroad. The limitation associated with the exclusion of effects of the hedge for investments held abroad is that it has the effect of excluding a portion of gains/losses on financial assets and liabilities (net) plus exchange differences (net) line item which is offset by excluding a portion in the Income tax line item. Accordingly, while we believe that the non-GAAP financial measures presented are useful to investors and support their analysis, the non-GAAP financial measures have important limitations as analytical tools, and investors should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP measures including under IFRS.

	As of and for the year ended December 31,
	2018	2017	2016	2015	2014
	(in millions of R$, except as otherwise indicated)

Gains/losses on financial assets and liabilities (net) plus exchange differences (net)	(5,589)	1,574	7,591	(9,918)	(888)
Effects on hedge for investment held abroad	5,867	(810)	6,140	(10,919)	(1,668)
Adjusted Gains/losses on financial assets and liabilities (net) plus exchange differences (net)	(11,456)	2,384	1,451	1,001	780
Total Income	49,507	48,725	48,837	30,814	34,950
Effects on hedge for investment held abroad	5,867	(810)	6,140	(10,919)	(1,668)
Adjusted Total Income	43,640	49,535	42,697	41,733	36,618
Operating profit before tax	15,910	14,514	16,384	(3,216)	6,443
Effects on hedge for investment held abroad	5,867	(810)	6,140	(10,919)	(1,668)
Adjusted Operating profit before tax	10,043	15,424	10,244	7,703	8,111
Income Tax	(3,110)	(5,376)	(8,919)	13,050	(736)
Effects on hedge for investment held abroad	5,867	(810)	6,140	(10,919)	(1,668)
Adjusted Income tax	2,757	(6,182)	(2,779)	2,130	(2,404)
Operating profit before tax – Commercial Banking	12,397	11,220	12,652	(5,565)	4,231
Effects on hedge for investment held abroad	5,867	(810)	6,140	(10,919)	(1,668)
Adjusted Operating Profit before tax – Commercial Banking	6,530	12,030	6,512	5,354	5,899

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

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are compelling reasons to foresee a serious imbalance; temporary restrictions may be imposed on remittances of foreign capital abroad. Any such restrictions on remittances of foreign capital abroad may limit our ability to make distributions to holders of our ADRs. We cannot assure that such measures will not be taken by the Brazilian government in the future. Exchange rate fluctuations will affect the U.S. dollar equivalent of the price of our shares in reais on the São Paulo Stock Exchange, B3 S.A. – Brasil, Bolsa, Balcão, or “B3” as well as the U.S. dollar equivalent of any distributions we make with respect to our shares, which will be made exclusively in reais. Exchange rate fluctuations may also adversely affect our financial condition. For further information on these risks, see “—D. Risk Factors—Risks Relating to Brazil and Macroeconomic Conditions in Brazil and Globally—Exchange rate volatility may have a material adverse effect on the Brazilian economy and on us.”

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated:

	Period-end	Average(1)	Low	High
	(per U.S. dollar)
Year:
2014	2.66	2.36	2.19	2.74
2015	3.90	3.34	2.57	4.19
2016	3.26	3.48	3.12	4.16
2017	3.31	3.19	3.05	3.38
2018	3.87	3.68	3.14	4.19
Month Ended:
August 2018	4.14	3.93	3.71	4.18
September 2018	4.00	4.12	4.00	4.19
October 2018	3.72	3.76	3.64	4.03
November 2018	3.86	3.79	3.70	3.89
December 2018	3.87	3.88	3.83	3.93
January 2019	3.65	3.74	3.65	3.86
February 2019	3.74	3.72	3.67	3.78
March 2019 (through March 15, 2019)	3.83	3.83	3.78	3.87

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates at the close of each business day during the period.

Our parent company, Santander Spain, reports its financial condition and results of operations in euros. As of December 31, 2018, the exchange rate for euro to real was R$4.4390 per €1.00.

3B. Capitalization and Indebtedness

Not applicable.

3C. Reasons for the Offer and Use of Proceeds

Not applicable.

3D. Risk Factors

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our units and the American Depositary Receipts, or “ADRs”, could decline, and investors could lose all or part of their investment.

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

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Despite the ongoing recovery of the Brazilian economy, weak macroeconomic conditions in Brazil are expected to continue in 2019. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Brazilian Federal Prosecutor’s Office, including the largest such investigation known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

In recent years, there has been significant political turmoil in connection with the impeachment of the former president (who was removed from office in August 2016) and ongoing investigations of her successor (who left office in January 2019) as part of the ongoing “Lava Jato” investigations. Presidential elections were held in Brazil in October 2018. We cannot predict which policies the new President of Brazil, who assumed office on January 1, 2019, may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us.

The political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, fiscal reforms and, in particular, a reform of Brazil’s pension system, will be critical for Brazil to comply with the spending limit. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

In February 2019, the Brazilian federal government outlined plans for a proposed “anti-crime package.” The package includes the following measures: enforcement of sentences after conviction by an appeals court (without res judicata), certain procedural changes to jury trials, restrictions on oppositions to motion to reverse judgments (embargos infringentes) in acquittal cases, certain changes to the requirements for legitimate self-defense, harsher sentences for recidivists and those convicted of active or passive bribery, embezzlement, heinous crimes or criminal organization, among others, a widening of the definition of criminal organization, measures to enhance the government’s ability to seize the proceeds of criminal activities and, to enable use of assets seized by public security agencies, measures to stay the counting of the statute of limitation while a person is serving a sentence abroad or when motion for clarification or appeals to high courts are pending judgment, measures to allow for the use of non-prosecution agreements for non-violent crimes with sentences of less than four years, to enable settlement agreements in malfeasance in office actions, for example, by means of plea bargaining or lenience agreements, to facilitate the judgment of crimes with electoral effects, measures to introduce new rules relating to whistleblowers (in order to protect the identities of such persons and ensure they can receive rewards in certain circumstances). As of the date of this annual report, the Brazilian Congress has just started review of the proposal and it is not possible to estimate if and when it will be approved, or what changes will be proposed.

In February 2019, the Brazilian federal government submitted a proposal the Brazilian Congress for a constitutional amendment to effect a reform of Brazil’s social security system. The main purpose of this reform is to reduce public expenditures, including through: a reorganization of the general welfare system based on a capitalization principle, the adoption of progressive and distinct rates of social security contributions for employees, the increase of the minimum contribution time and women’s minimum age of retirement, the discontinuation of the right to retire after a given number of years of contributions to the system, the alteration of the nature of the welfare regime applicable to rural works, the alignment of the pensions conditions applicable to civil servants with those applicable to private sector employees, the reduction of the benefits for those who only fulfilled the minimum requirements, and the requirement for each federal entity to create private pension regimes for its own employees. As of the date of this annual report, the Brazilian Congress has just started review of the proposal and it is not possible to estimate if and when it will be approved, or what changes will be proposed.

Uncertainty about the Brazilian government’s implementation of changes in policies or regulations that affect such implementation may contribute to economic instability in Brazil and increase the volatility of securities issued abroad by Brazilian companies, including our securities.

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

Depending on the duration and outcome of such investigations, the companies involved may face a reduction in their revenues, downgrades from rating agencies or funding restrictions, among other negative effects. Given the significance of the companies cited in these investigations in the Brazilian economy, the investigations and their fallout have had an adverse effect on Brazil’s economic growth prospects in the near short to medium term. Furthermore, the negative effects on such companies and others may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth or contraction in the near to medium term (according to data from the IBGE, the Brazilian economy’s gross domestic product, or “GDP”, contracted by 3.5% in 2016 but increased by 1.0% in 2017 and 1.1% in 2018). In addition, although we have reduced our exposure to companies involved in the “Lava Jato” and other government investigations, we cannot assure that new investigations will not be launched or that additional persons will not become subject to investigation. To the extent that the repayment ability of these companies is hampered by any fines and/or other sanctions that may be imposed upon them or reputational or commercial damage as a result of the “Lava Jato” investigations, we may also be materially adversely affected.

As a result of the allegations under the “Lava Jato” investigations and the economic downturn, Brazil was downgraded to non-investment grade status by S&P in September 2015, by Fitch in December 2015, by Moody’s Investor Service, or “Moody’s,” in February 2016 and downgraded again by Fitch in May 2016. In addition, Brazil was further downgraded by S&P to BB- with a stable outlook in January 2018 as a result of the failure of the prior Brazilian government to approve certain reforms. Brazil’s sovereign rating is currently rated by the three major risk rating agencies as follows: BB- by S&P and Fitch and Ba2 by Moody’s. Various major Brazilian companies were also downgraded. Such downgrades have further worsened the conditions of the Brazilian economy and the condition of Brazilian companies, especially those relying on foreign investments over 2016 and 2017. In addition, the “Lava Jato” investigations have also reached members of the executive and legislative branches of the Brazilian government, which has caused considerable political instability, and as a result, persistently poor economic conditions in Brazil could have a material adverse effect on us. It is difficult to predict the effects of such political instability, which may include further deteriorations in Brazil’s economic conditions.

Inflation, government efforts to control inflation and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. Since the establishment of the Plano Real (a set of measures designed to stabilize the Brazilian economy) in 1994 and until 2015, Brazil’s annual consumer price inflation levels were below 10%. However, in 2015, consumer price inflation increased above 10%, to 10.7%, while in 2017 and 2018 consumer price inflation decreased to 2.9% and 3.7%, respectively. The Brazilian government’s measures to fight inflation, principally through the Brazilian Central Bank, have had and may in the future have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates and high compulsory reserve requirements may restrict Brazil’s growth and the availability of credit, reduce our loan volumes and increase our loan loss provisions. Conversely, less strict government and Brazilian Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our spreads.

In December 2016, the SELIC (basic interest rate) was lowered to 13.75%, and in January 2017 the SELIC rate was further lowered to 13.0%, and to 12.25% in February 2017. In May 2017, the Monetary Policy Committee (Comitê de Política Monetária) of the Brazilian Central Bank, or COPOM, decided to lower the SELIC rate to 10.25%, lowering it to 9.25% in July 2017 and to 7.50% in October 2017, and to 7.0% in December 2017. In February 2018, the COPOM lowered the SELIC rate to 6.75% and then to 6.50% in March 2018 and kept throughout the year 2018. On February 6, 2019, the COPOM has decided to maintain the SELIC rate at 6.50%.

The majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. We estimate that in 2018, a 1.0% increase or decrease in the basic interest rate would have resulted in a decrease or increase, respectively, in our net interest income of R$419 million. Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs and increasing in the short run the risk of default by our customers.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, generally the consumer price index (Índice de Preços ao Consumidor – Amplo), or “IPCA,” and the general index of market prices (Índice Geral de Preços-Mercado), or “IGPM.” For example, considering the amounts in 2018, each additional percentage point change in inflation, would impact our personnel and other administrative expenses by approximately R$92 million and R$76 million, respectively.

Despite the Brazilian Central Bank’s maintenance of the SELIC rate, inflation has increased during 2018, reaching 3.75% for the 12-month period ending December 31, 2018, and decreasing to 0.75% for the period ending February 28, 2019.

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

We invest in Brazilian Federal Government sovereign bonds. As of December 31, 2018, approximately 16.1% of our total assets, and 66.4% of our securities portfolio, consisted of debt securities issued by the Brazilian Government. Any failure by the Brazilian Government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

Fluctuations in interest rates and other factors may affect our obligations under legacy employee pension funds.

We sponsor certain defined benefit pension plans and a health care plan that benefit certain of our former and current employees, most of which were inherited from Banespa (though we discontinued the use of defined benefit pension plans for our employees in 2005).

In order to determine the funded status of each legacy defined benefit pension plan and, consequently, the carried reserves necessary to pay future beneficiaries, we use certain actuarial techniques and assumptions, which are inherently uncertain and involve the exercise of significant judgment, including with respect to interest rates, which are a key assumption in determining our current obligations under the legacy pension plans as interest rates are used to calculate the present value of such obligations. For further information, see note 22 to our consolidated financial statements.

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

From 2013 to 2014, the real depreciated due to a decrease in commodities prices, reaching R$2.34 per U.S.$1.00 on December 31, 2013 and R$2.65 per U.S.$1.00 on December 31, 2014. During 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real devalued at a much higher rate than in previous years. On September 24, 2015, the real fell to the lowest level since the introduction of the currency, at R$4.20 per U.S.$1.00. Overall in 2015, the real depreciated 47%, reaching R$3.91 per U.S.$1.00 on December 31, 2015. In 2016, the real faced continuing fluctuations, primarily as a result of Brazil’s political instability, but had appreciated 17.0% year-over-year against the U.S. dollar as of December 31, 2016 to R$3.26 per U.S.$1.00. In 2017, the real remained relatively stable against the U.S. dollar, with an exchange rate of R$3.31 per U.S.$1.00 as of December 31, 2017. In 2018, the real continued to depreciate against the U.S. dollar with the exchange rate reaching R$3.88 per U.S.$1.00 as of December 31, 2018. On March 15, 2019, the exchange rate was R$3.83 per U.S.$1.00. There can be no assurance that the real will not substantially depreciate or appreciate further against the U.S. dollar.

In the year ended December 31, 2018, a variation of 1.0% in the exchange rate of reais to U.S. dollars would have resulted in a variation of income on our net foreign exchange position denominated in U.S. dollars of R$26 million.

Depreciation of the real relative to the U.S. dollar has created additional inflationary pressures in Brazil, which has led to increases in interest rates, limited Brazilian companies’ access to foreign financial markets and prompted the adoption of recessionary policies by the Brazilian government. Depreciation of the real may also, in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the Brazilian economy as a whole, and thereby harm our asset base, financial condition and results of operations. Additionally, depreciation of the real could make our foreign currency-linked obligations and funding more expensive, negatively affect the market price of our securities portfolios and have similar consequences for our borrowers. Conversely, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian balance of payments, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

Infrastructure, workforce deficiency and other factors in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 3.5% in 2016 and growth of 1.0% and 1.1% in 2017 and 2018, respectively. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. In addition, the growth and performance of the Brazilian economy may be impacted by other factors such as nationwide strikes, natural disasters or other disruptive events. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us.

Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries (including Spain, where Santander Spain, our controlling shareholder, is based) and in other Latin American and emerging market countries. Although economic conditions in Europe and in the United States may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. In particular, investor perceptions of the risks associated with our securities may be affected by perception of risk conditions in Spain. Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

In 2018, 2017 and 2016, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, and the uncertainties regarding Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities.

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

A global economic downturn could have a material adverse effect on us.

The global macroeconomic environment is facing challenges, including the economic slowdown in China and the Eurozone, the end of quantitative easing by the U.S. Federal Reserve and the uncertain impact of “Brexit.” There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Any slowdown or instability in the global economy could impact income, purchasing power and consumption levels in Brazil, among other things, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us. In addition, any global economic slowdown or uncertainty may result in volatile conditions in the global financial markets, which could have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. Any such adverse effect on capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.

If all or some of the foregoing risks were to materialize, this could have a material adverse effect on our results, financial condition and prospects.

Disruption or volatility in global financial and credit markets could adversely affect the financial and economic environment in Brazil, which could have a material adverse effect on us.

Volatility and uncertainty in global financial and credit markets have generally led to a decrease in liquidity and an increase in the cost of funding for Brazilian and international issuers and borrowers. Such adverse conditions may adversely affect our ability to access capital and liquidity on financial terms acceptable to us, if at all, including, among other things to the extent such conditions adversely affect the value and/or perception of value of Brazilian government securities.

Part of our funding originates from repurchase agreements. These types of transactions are generally short-term and volatile in terms of volume, as they are directly impacted by market liquidity. As these transactions are typically guaranteed by Brazilian government securities, the value and/or perception of value of the Brazilian government securities may be significant for the availability of funds. For example, if the quality of the Brazilian government securities used as collateral is adversely affected as a result of adverse conditions in financial and credit markets or other factors, the cost of these transactions could increase, making this source of funding inefficient for us.

If the size and/or liquidity of the Brazilian government bond and/or repurchase agreement markets decrease, or if there is increased collateral credit risk and we are unable to access capital and liquidity on financial terms acceptable to us or at all, our financial condition and the results of our operations may be adversely affected.

The exit of the United Kingdom (the “UK”) from the European Union could adversely impact global economic or market conditions.

On June 23, 2016, the UK electorate voted in a general referendum in favor of the UK’s exit from the European Union (so-called “Brexit”). On March 29, 2017, the UK gave formal notice under Article 50 of the Treaty on European Union of its intention to leave the European Union. The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The ongoing process of negotiations between the UK and the European Union will determine the future terms of the UK’s relationship with the European Union, including access to European Union markets, either during a transitional period or more permanently. Although the UK is due to leave the European

Union on March 29, 2019, we note that the withdrawal agreement has not been approved yet. Brexit could lead to potentially divergent laws and regulations as the UK determines which European Union laws to replace or replicate. Uncertainty regarding the terms of Brexit, and its eventual effects once implemented, could adversely affect global economic or market conditions and investor confidence. This could, in turn, adversely affect our business and/or the market value of our securities.

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

Non-traditional providers of banking services, such as Internet-based e-commerce providers, mobile telephone companies and Internet search engines, as well as the increase in the availability of payment services using cryptocurrencies and/or blockchain technologies may offer and/or increase their offerings of financial products and services directly to customers. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Regulation of New Financial Institutions That Operate in Online Lending.”

New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets, which would in turn have an adverse effect on our competitive position and business. Furthermore, the widespread adoption of new technologies, including cryptocurrencies and payment systems, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our internet and mobile banking capabilities. Our customers may choose to conduct business or offer products in areas that may be considered speculative or risky. Such new technologies and mobile banking platforms could negatively impact our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand toward internet and mobile banking may necessitate changes to our retail distribution strategy. Our failure to swiftly and effectively implement changes to our distribution strategy could have an adverse effect on our competitive position.

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

The Brazilian financial markets are subject to extensive and continuous regulatory control by the Brazilian government, principally by the Brazilian Central Bank, the CVM and the CMN which, in each case, materially affects our business. We have no control over the issuance of new regulations that may affect our operations, including in respect of:

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

We may also be subject to potential impacts relating to regulatory changes affecting our controlling shareholder, Santander Spain, due to continued significant financial regulatory reform in jurisdictions outside of Brazil that directly or indirectly affect Santander Spain’s businesses, including Spain, the European Union, the United States, and other jurisdictions. In Spain and in other countries in which Santander Spain’s subsidiaries operate (including Brazil), there is continuing political, competitive and regulatory scrutiny of the banking industry. Political involvement in the regulatory process, in the behavior and governance of the banking sector and in the major financial institutions in which the local governments have a direct financial interest and in their products and services, and the prices and other terms they apply to them, is likely to continue. Changes to current legislation and their implementation through regulation (including additional capital, leverage, funding, liquidity and tax requirements), policies (including fiscal and monetary policies established by central banks and financial regulators, and changes to global trade policies), and other legal and regulatory actions may impose additional regulatory burdens on Santander Group, including Santander Brasil, in these jurisdictions. In the European Union, these reforms could include changes relating to capital requirements, liquidity and funding or others measures, implemented as a result of the unification of the European banking system under a European Banking Union. In the United States, many changes have occurred as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and its implementing regulations, most of which are now in place. In May 2018, the United States Congress passed, and President Donald Trump signed into law, the Economic Growth, Regulatory Relief, and Consumer Protection Act, or “EGRRCPA”, the first major piece of legislation rebalancing the financial regulatory landscape since the passage of the Dodd-Frank Act. The U.S. financial regulatory agencies have begun to propose regulations implementing EGRRCPA, but the ultimate impact of these reforms on our operations is currently uncertain. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—U.S. Banking Regulation.” We cannot predict the final outcome of any financial regulatory reforms in the European Banking Union, the United States or elsewhere and we cannot yet determine their effects on Santander Spain and, consequently, their effects on us, but regulatory changes may result in additional costs for us.

We are subject to potential supervision by any of our regulators or supervisors.

Our business and operations are subject to increasingly significant rules and regulations set by the Brazilian Central Bank, the CVM, and the CMN, that are required to conduct banking and financial services business. These apply to business operations, affect financial returns, and include reserve and reporting requirements, and conduct of business regulations.

In their supervisory roles, the Brazilian Central Bank, the CVM, and the CMN seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. Their continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. As a result, we face increased supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent regulatory fines.

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

We are required to comply with applicable anti-money laundering, or “AML”, anti-terrorism, anti-bribery and corruption, sanctions and other laws and regulations applicable to us. These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically exposed person screening) and keep our customer, account and transaction information up to date. We have implemented financial crime policies and procedures detailing what is required from those responsible. We are also required to conduct AML training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by the Special Incidents area.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-bribery and corruption and sanctions laws and regulations are increasingly complex and detailed. Compliance with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel. The Brazilian Central Bank has recently submitted a draft regulation to public consultation, which, if it comes into force, would provide new rules regarding AML requirements to financial institutions, particularly with regards to internal policies. For more information on the proposed draft, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Anti-Money Laundering Regulations”.

We maintain updated policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime-related activities. However, emerging technologies, such as cryptocurrencies and blockchain, could limit our ability to track the movement of funds. Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require implementation and embedding within our business effective controls and monitoring, which in turn requires ongoing changes to systems and operational activities. Financial crime is continually evolving and, as noted, is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti-financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes, there remains a risk of regulatory breach.

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

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, to a large degree we rely upon our relevant counterparties to maintain and properly apply their own appropriate compliance measures, procedures and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (or our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, breaches of AML, anti-terrorism, or sanctions requirements, our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to “black lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

We are subject to the application of data protection law penalties in the event of noncompliance with the terms and conditions of certain new European and Brazilian regulations.

On May 25, 2018, the Regulation (EU) 2016/279 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the General Data Protection Regulation or GDPR) became directly applicable in all member states of the European Union. In addition to the GDPR, we will soon face new regulations from Brazilian authorities. The Brazilian General Data Protection Act (Law no.13.709/2018), or “GDPA” was approved in the Federal Official Gazette on August 14, 2018 and, as amended by the Provisional Measure No. 869, issued in December 2018 by the President of Brazil, will take effect in August 2020. The GDPA also brings about deep changes in the conditions for personal data processing, with a set of rules to be observed in activities such as collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons in Brazil.

Although a number of basic existing principles have remained the same, the GDPR has introduced new obligations on data controllers and rights for data subjects, including, among others: (1) accountability and transparency requirements, which require data controllers to demonstrate and record compliance with the GDPR and to provide detailed information to data subjects regarding processing; (2) enhanced data consent requirements, which includes “explicit” consent in relation to the processing of sensitive data; (3) obligations to consider data privacy as any new products or services are developed and limit the amount of information collected, processed, stored and its accessibility; (4) constraints on using data to profile data subjects; (5) providing data subjects with personal data in a useable format on request and erasing personal data in certain circumstances; and (6) reporting of breaches without undue delay. The GDPA applies to individuals as well as private and public entities, regardless of the country where they are headquartered or where data are hosted, as long as (i) data processing takes place in Brazil; (ii) the data processing activity is intended to offer or supply goods or services or to process data of individuals located in Brazil; or (iii) the data subjects are located in Brazil at the time their personal data is collected. The application of the GDPA will apply irrespective of industry or business when dealing with personal data and is not restricted to data processing activities performed through digital media and/or on the Internet.

The GDPR has also introduced new fines and penalties for a breach of requirements, including fines for systematic breaches of up to the highest of 4% of annual worldwide turnover or €20 million and fines for other specified infringements of up to the highest of 2% of annual worldwide turnover or €10 million. The GDPR identifies a list of points to consider when imposing fines (including the nature, gravity and duration of the infringement). The GDPA similarly sets out several penalties, which include warnings, blocking and erasure of data, public disclosure of the offense and fines of up to two percent (2%) of the economic group’s turnover in Brazil in the preceding year, capped at R$50 million per offense.

The implementation of the GDPR and of the GDPA has required substantial amendments to our procedures and policies. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs. Further, there is a risk that the measures may not be implemented correctly or that there may be partial non-compliance with the new procedures. If there are breaches of the GDPR and or the GDPA obligations, as the case may be, we could face significant administrative and monetary sanctions as well as reputational damage which could have a material adverse effect on our operations, financial condition and prospects.

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

We are from time to time subject to regulatory investigations and civil and tax claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending activities, relationships with our employees, economic plans and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. The amount of our reserves in respect of these matters is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the company in reports filed or submitted under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.

These disclosure controls and procedures have inherent limitations, which include the possibility that judgments in decision-making can be faulty and that breakdowns occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our business is exposed to risk from potential noncompliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of “rogue traders” or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

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

Our provisions for impairment losses are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. Because many of these factors are beyond our control and there is no precise method for predicting loan and credit losses, we cannot assure that our current or future provisions for impairment losses will be sufficient to cover actual losses. If our assessment of and expectations concerning the abovementioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our provisions for impairment losses, which may adversely affect us. If we were unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

Economic uncertainty may lead to a contraction in our loan portfolio.

The recent slow growth rate of the Brazilian economy in 2018 and 2017 and recession in 2016, a slowdown in the growth of customer demand, an increase in market competition, changes in governmental regulation and an increase of the SELIC rate in 2016 have adversely affected the rate of growth of our loan portfolio in recent years. Ongoing economic uncertainty could adversely affect the liquidity, businesses and financial condition of our customers, as well as lead to a general decline in consumer spending, a rise in unemployment and an increase in household indebtedness. All of this could lead to a decrease in demand for borrowings in general, which could have a material adverse effect on our business.

Liquidity and funding risks are inherent in our business and since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues and our liquidity levels.

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. Continued constraints in the supply of liquidity, including in interbank lending, has affected and may materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements, as well as limit growth possibilities.

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

We rely, and will continue to rely, primarily on commercial deposits as our main source of funding. As of December 31, 2018, 80.6% of our customer deposits had remaining maturities of one year or less, or were payable on demand, while 31.6% of our assets have maturities of one year or more, resulting in a mismatch between the maturities of liabilities and the maturities of assets. The ongoing availability of this type of funding is sensitive to a variety of factors beyond our control, such as general economic conditions and the confidence of commercial depositors in the economy and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition between banks or with other products, such as mutual funds, for deposits. Any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on economically appropriate and reasonable terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

Central banks have taken extraordinary measures to increase liquidity in the financial markets as a response to the financial crisis. If current facilities were rapidly removed or significantly reduced, this could have a material adverse effect on our ability to access liquidity and on our funding costs.

Our ability to manage our funding base may also be affected by changes to the regulation on compulsory reserve requirements in Brazil. For more information on the rules on compulsory reserve requirements, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Compulsory Reserve Requirements.”

We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The liquidity coverage ratio, or “LCR” is a liquidity standard that measures if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. At December 31, 2018, our LCR ratio was 131% above the 100% minimum requirement. The Net Stable Funding Ratio, or “NSFR” provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. The NSFR, which must remain at a minimum of 100% beginning from October 1, 2018 according to CMN rules, stands at over 117.3% for us as of December 31, 2018.

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

While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and interrelated factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of our long-term credit rating precipitates downgrades to our short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could be higher or lower than any hypothetical examples, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress-testing scenarios and a portion of our total liquid assets is held against these risks, a credit rating downgrade could still have a material adverse effect on us.

Santander Spain’s long-term debt is currently rated investment grade by the major rating agencies: A2 stable outlook by Moody’s, A with a stable outlook by Standard & Poor’s Ratings Services, or “S&P” and A- with a stable outlook by Fitch Ratings Ltd., or “Fitch”. In February 2017, S&P revised the outlook from stable to positive, reflecting the revised funding plans announced by Santander Spain, which give S&P comfort that Santander Spain will build a substantial additional loss-absorbing capacity buffer over the next two years. In June 2017, S&P revised the outlook from positive to stable as a result of the risks associated with the acquisition of Banco Popular Español, S.A. by Santander Spain. Following the upgrade of the Spanish sovereign rating, in April 2018 S&P and Moody’s upgraded their ratings of Santander Spain from A- to A and from A3 to A2, respectively, and in July 2018 Fitch confirmed its rating and outlook.

Santander UK’s long-term debt is currently rated investment grade by the major rating agencies: Aa3 with a positive outlook by Moody’s, A with a stable outlook by S&P and A+ with a stable outlook by Fitch.

Banco Santander (Brasil)’s long-term debt in foreign currency is currently rated BB- with a stable outlook by S&P and Ba1 with a stable outlook by Moody’s.

S&P lowered Brazil’s credit rating in September 2015 from BBB- to BB+ (a non-investment grade rating), and then again in mid-February 2016 from BB+ to BB with a negative outlook, mainly due to the continuing weak economic conditions of Brazil, political instability, the ongoing “Lava Jato” investigations and uncertainty as to whether the Brazilian government will enact reforms in the 2016 federal budget to improve the country’s fiscal accounts and economic situation. In addition, Brazil was further downgraded by S&P to BB- with a stable outlook in January 2018 as a result of the failure of the prior Brazilian government to approve certain reforms. Fitch also lowered Brazil’s credit rating in December 2015 from BBB to BB+ (a non-investment grade rating), and then again in May 2016 from BB+ to BB, citing Brazil’s worsening economic outlook and growing political crisis as reasons for downgrading the country. In February 2018 Fitch further downgraded Brazil to BB-. Moody’s lowered Brazil’s credit rating from Baa2 to Baa3 (the lowest investment grade rating) in August 2015 and then to Ba2 (a non-investment grade rating) with a negative outlook in February 2016. Brazil’s sovereign rating is currently rated by the three major risk rating agencies as follows: BB- by S&P and Fitch and Ba2 by Moody’s. In February 2019, S&P maintained Brazil’s sovereign credit rating at BB-. Any further downgrade in Brazil’s sovereign rating would likely increase our funding costs and adversely affect us, including our asset quality.

As a result of the lowering of Brazil’s sovereign credit rating, our long-term foreign currency credit rating was lowered during the course of 2015 and in early 2016. On August 12, 2015, Moody’s lowered our credit rating from Baa2 to Baa3, lowering it again on February 25, 2016 to Ba3 and in March and May 2017 it affirmed the rating at Ba3. On September 10, 2015, S&P lowered our credit rating from BBB- to BB+ (a non-investment grade rating), lowering it again on February 17, 2016 to BB and maintaining the rating at BB in August 2017 while changing the outlook to negative. In January 2018 Santander Brasil was downgraded by S&P to BB- with a stable outlook from BB with a negative outlook. In February 2019 Santander Brasil was upgraded by S&P to Ba1 with a stable outlook from BB with a negative outlook. We are currently rated as follows: BB- by S&P and Ba3 by Moody’s, both with a stable outlook. Any further downgrade in our long-term debt in foreign currency would likely increase our funding costs and adversely affect our interest margins and results of operations.

We cannot assure that the rating agencies will maintain their current ratings or outlooks, or with regard to those rating agencies that have a negative outlook with respect to us or our controlling shareholder, there can be no assurances that such agencies will revise such outlooks upward. Our failure to maintain favorable ratings and outlooks would likely increase our cost of funding and adversely affect our interest margins and results of operations.

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

Our hedging strategy may not be able to prevent losses.

We use a range of strategies and instruments, including entering into derivative and other transactions, to hedge our exposure to the market, credit and operational risks to which we are exposed. Nevertheless, we may not be able to hedge all risks to which we are exposed, whether partially or in full. Furthermore, the hedging strategies and instruments on which we rely may not achieve their intended purpose. Any failure in our hedging strategy or in the hedging instruments on which we rely could result in losses to us and have a material adverse effect on business, financial condition and results of operations.

Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us.

We establish prices and make calculations in relation to our insurance and pension products based on actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include a number of assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity, and persistence. We could suffer losses due to events that are contrary to our expectations as a result of, among others, incorrect biometric and economic assumptions or the use of incorrect actuarial bases in the calculation of contributions and provisions.

Although the pricing of our insurance and pension plan products and the adequacy of the associated reserves are reassessed on a yearly basis, we cannot accurately determine whether our assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Accordingly, the occurrence of significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us.

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

Financial instruments, including derivative instruments and securities represented 87.4% of our total assets as of December 31, 2018. Any realized or unrealized future gains or losses from these investments or hedging strategies could have a significant impact on our income. These gains and losses, which we account for when we sell or mark to market investments in financial instruments, can vary considerably from one period to another. If, for example, we enter into derivatives transactions to protect ourselves against decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses. We cannot forecast the amount of gains or losses in any future period, and the variations experienced from one period to another do not necessarily provide a meaningful forward-looking reference point. Gains or losses in our investment portfolio may create volatility in net revenue levels, and we may not earn a return on our consolidated investment portfolio, or on a part of the portfolio in the future. Any losses on our securities and derivative financial instruments could materially and adversely affect our operating income and financial condition. In addition, any decrease in the value of these securities and derivatives portfolios may result in a decrease in our capital ratios, which could impair our ability to engage in lending activity at the levels we currently anticipate.

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

We may not effectively manage risks associated with the replacement of benchmark indices.

Interest rate, equity, foreign exchange rate and other types of indices, which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny. For example, in 2017, the UK’s Financial Conduct Authority, or the “FCA”, announced that it will no longer persuade or compel banks to submit rates for the calculation of the London interbank offered rate, or “LIBOR”, benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. This and other reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated, which introduces a number of risks for us including legal risks arising from potential changes required to documentation for new and existing transactions, financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates, pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments, operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes, and conduct risks arising from the potential impact of communication with customers and engagement during the transition period. The replacement benchmarks, and the timing of and mechanisms for implementation have not yet been confirmed by central banks. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

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

We use certain qualitative tools and metrics for managing market risk, including our use of value at risk, or “VaR,” and statistical modeling tools, which are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modeled outcome being misunderstood or the use of such information for purposes for which it was not designed. In addition, if existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. In addition, a number of internal models used by our subsidiaries are designed, managed and analyzed by us and may not appropriately capture the risks and exposures at the subsidiary level. Any of these factors could have a material adverse effect on our reputation, as well as our revenues and profits. We also face risks from operational losses that may occur due to inadequate processes, people and systems failures or even from external events like natural disasters, terrorism, robbery and vandalism. Despite the operational risk management process supported by the Board and the internal audit tests, the internal controls and procedures effectiveness may not be fully adequate or sufficient to avoid all the known and unknown operational risks. We have suffered losses from operational risk in the past, including losses related to the migration of customer accounts in connection with acquisitions, phishing scams perpetuated by third parties, and information system platform upgrades. There can be no assurance that we will not suffer material losses from operational risk in the future, including losses related to security breaches.

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

Some of the models and other analytical and judgment-based estimations we use in managing risks are subject to review by, and require the approval of, our regulators. If found deficient, our regulators may require us to make changes to such models or we may be precluded from using any such models. If our models are not approved by our regulators, we may be subject to an additional capital requirement, which could limit our ability to expand our businesses or have a material impact on our financial results.

Failure to effectively implement, consistently monitor or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.

We face various cybersecurity risks, including but not limited to: penetration of our information technology systems and platforms by ill-intentioned third parties, infiltration of malware (such as computer viruses) into our systems, contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential customer and/or proprietary data by persons inside or outside our organization, and cyber-attacks causing systems degradation or service unavailability that may result in business losses.

We may not be able to successfully protect our information technology systems and platforms against such threats. We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could give rise to the disablement of our information technology systems used to service our customers. If we fall victim to successful cyber-attacks or experience cybersecurity incidents in the future, we may incur substantial costs and suffer other negative consequences, such as remediation costs (liabilities for stolen assets or information, or repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of proprietary information or the failure to retain or attract customers following an attack, as already mentioned, litigation and legal risks, increased insurance premiums, reputational damage affecting our customers and investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value.

We are also subject to regulation governing cybersecurity risks that is fragmented and constantly evolving. In April 2018, the CMN issued regulation on cyber risks and cloud storage applicable to financial services following the public consultation held in 2017. Pursuant to this new rule, financial institutions are now required to put in place internal controls regarding their cyber risk management and cloud computing. The new CMN rule also requires that financial institutions also put in place policies and action plans to prevent and respond to cybersecurity incidents by May 2019, and fully compliant by December 2021. A failure to implement all or some of these new global and local regulations, that in some cases have severe sanctions regimes, could have a material adverse effect on us. If we fail to effectively manage our cybersecurity risk, for example, by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets.

In addition, we may also be subject to cyber-attacks against critical infrastructures of Brazil. Our information technology systems are dependent on such critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack. See “Item 4. Information on the Company—B. Business Overview.”

It is important to highlight that even when a failure of or interruption in our systems or facilities is timely resolved or an attempted cyber incident or other security breach is successfully avoided or thwarted, normally substantial resources are expend in doing so, and we may be required to take actions that could adversely affect customer satisfaction or behavior, as well as represent a threat to our reputation.

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

If these risks give rise to losses, this could materially and adversely affect us. We have a diversified loan portfolio, with no specific concentration exceeding 10% of total loans. Furthermore, currently, 1.1% of our loan portfolio is allocated to our largest debtor and 8.3% to our next 10 largest debtors. However, we cannot assure this will continue to be the case. If counterparty risks give rise to losses, this could materially and adversely affect our results of operations and financial condition.

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

We engage in transactions with related parties that others may not consider to be on an arm’s- length basis.

We and our affiliates have entered into a number of services agreements pursuant to which we render and/or receive services, such as administrative, accounting, finance, treasury, legal services and others from (or provide such services to) related parties. We are likely to continue to engage in transactions with such related parties (including our controlling shareholder) that others may not consider to be on an arm’s-length basis. Future conflicts of interests between us and any of our affiliates, or among our affiliates, may arise, which conflicts may not be resolved in our favor. See “Item 7. Major Shareholders and Related Party Transactions.”

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

We do not operate all of our redundant systems on a real-time basis and cannot assure that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, major natural catastrophes, software bugs, computer virus attacks, conversion errors due to system upgrading, security breaches caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Any such failures could disrupt our business and impair our ability to provide our services and products effectively to our customers, which could adversely affect our reputation as well as our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost-effective basis. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot assure that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology infrastructure. Any substantial failure to improve or upgrade our information technology systems effectively or on a timely basis could materially and adversely affect us.

Failure to protect personal information could adversely affect us.

We receive, maintain and store confidential personal information of our customers and counterparties, including, but not limited to, personally identifiable information and personal financial information in the ordinary course of our banking operations. The sharing, use, disclosure and protection of this information are governed by various Brazilian and foreign laws. Both personally identifiable information and personal financial information are increasingly subject to legislation and regulation, the intent of which is to protect the privacy of personal information that is collected and handled. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented such that the data we hold is incomplete, not recoverable or not securely stored. In addition, we may be required to report events related to information security issues (including any cyber security issues), events where customer information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our customers with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us. In addition, if we cannot maintain an effective and secure electronic data and information management system or we fail to maintain complete physical and electronic records, this could result in regulatory sanctions and serious reputational and financial harm to us.

Damage to our reputation could cause harm to us.

Maintaining a positive reputation is critical to protect our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation can therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, dealings with sectors that are not well perceived by the public, ratings downgrades, significant fluctuations in our share price, dealing with customers in sanctions lists compliance failures, unethical behavior and the activities of customers and counterparties. Further, negative publicity regarding us may result in harm to our prospects.

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

We may be the subject of misinformation and misrepresentations deliberately propagated to harm our reputation or for other deceitful purposes, or by profiteering short sellers seeking to gain an illegal market advantage by spreading false information about us. There can be no assurance that we will effectively neutralize and contain false information that may be propagated regarding us, which could have an adverse effect on our operating results, financial condition and prospects.

We plan to continue to expand our operations and we may not be able to manage such growth effectively, which could have an adverse impact on us, including our profitability.

We allocate management and planning resources to develop strategic plans for organic growth and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

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

Goodwill impairments may be required in relation to acquired businesses.

We have made business acquisitions in the past and may make further acquisitions in the future. It is possible that the goodwill, which has been attributed, or may be attributed, to these businesses may have to be written down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, or more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. There can be no assurances that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

Our continued success depends in part on the continued service of key members of our senior executive team and other key employees. The ability to continue to attract, train, motivate and retain highly qualified and talented professionals is a key element of our strategy. The successful implementation of our strategy and culture depends on the availability of skilled and appropriate management, both at our head office and in each of our business units. If we or one of our business units or other functions fails to staff its operations appropriately, or loses one or more of its key senior executives or other key employees and fails to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including control and operational risks, may be adversely affected.

In addition, the financial industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

We rely on third parties and affiliates for important products and services.

Third-party vendors and certain affiliated companies provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections and network access. Relying on these third parties and affiliated companies can be a source of operational and regulatory risk to us, including with respect to security breaches affecting such parties. We are also subject to risk with respect to security breaches affecting the vendors and other parties that interact with these service providers. As our interconnectivity with these third parties and affiliated companies increases, we face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs. In addition, certain problems caused by these third parties or affiliated companies could affect our ability to deliver products and services to customers. Replacing these third-party vendors could also entail delays and expense. Further, the operational and regulatory risk we face as a result of these arrangements may be increased to the extent that we restructure such arrangements. Restructurings could involve significant expense to us and entail significant delivery and execution risk, which could have a material adverse effect on our business, operations and financial condition.

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

Santander Spain, our ultimate controlling shareholder, currently owns, directly and indirectly, approximately 89.5% of our total capital (not including the shares held by Banco Madesant – Sociedade Unipessoal). Due to its share ownership, our controlling shareholder has the power to control us and our subsidiaries, including the power to:

•	elect a majority of our directors that appoint our executive officers, set our management policies and exercise overall control over our company and subsidiaries;

•	influence the appointment of our principal officers;

•	declare the payment of any dividends;

•	agree to sell or otherwise transfer its controlling stake in our company; and

•	determine the outcome of substantially all actions requiring shareholder approval, including amendments of our bylaws, transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

In December 2012, primarily in response to the requirements of the European Banking Authority, Santander Spain adopted a corporate governance framework (Marco de Gobierno Interno del Grupo Santander) to organize and standardize the corporate governance practices of certain companies of the Santander Group (including us). We adopted this corporate governance framework in May 2013, subject to the precedence of applicable Brazilian laws, regulations and limitations, such as banking secrecy laws, as well as our corporate governance practices, including our policies for related-party transactions and for disclosure of material acts and facts. Our corporate governance model was further amended in 2015 to reflect certain new requirements imposed on our parent company, Santander Spain, by the European Central Bank, the Bank of Spain and regulators in different jurisdictions. See “Item 16G. Corporate Governance.”

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

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange, or “NYSE”, limiting the protections afforded to investors.

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

Also, sales of a substantial number of our units, common shares or preferred shares in the future, or the anticipation of such sales, could negatively affect the market prices of our units and ADRs. If, in the future, substantial sales of units, common shares or preferred shares are made by existing or future holders, the market prices of the ADRs may decrease significantly. As a result, holders of ADRs may not be able to sell their ADRs at or above the price they paid for them.

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of the units and the ADRs.

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2018, the aggregate market capitalization of the B3 was equivalent to approximately R$3.2 trillion (U.S.$820.7 billion) and the top ten stocks in terms of trading volume accounted for approximately 54.3% of all shares traded on B3 in the year ended December 31, 2018. In contrast, as of December 31, 2018, the aggregate market capitalization of the NYSE was approximately U.S.$25.8 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, government entities or a principal shareholder. The relative volatility and limited liquidity of the Brazilian securities markets may substantially limit your ability to sell the units or ADRs at the time and price you desire and, as a result, could negatively impact the market price of these securities.

If securities analysts do not publish research or reports about our business or if they downgrade our ADRs or securities issued by other companies in our sector, the price and trading volume of our ADRs and/or our shares could decline.

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

According to our By-Laws, we must generally pay our shareholders at least 25.0% of our annual net income as dividends or interest on stockholders’ equity, as calculated and adjusted under Brazilian Corporate Law, or “adjusted net income”, which may differ significantly from our net income as determined under IFRS. This adjusted net income may be used to increase capital, used to absorb losses or otherwise retained as allowed under Brazilian Corporate Law and may not be available to be paid as dividends or interest on stockholders’ equity. Additionally, Brazilian Corporate Law allows a publicly traded company, like ours, to suspend the mandatory distribution of dividends and interest on stockholders’ equity in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. We paid R$5.3 billion, R$6.3 billion and R$6.6 billion (R$1.40, R$1.68 and R$1.77 per unit, respectively) as dividends and interest on stockholders’ equity (considering gross value) in 2016, 2017 and 2018, respectively, in accordance with our dividend policy, but there can be no assurance that dividends and interest on stockholders’ equity will be paid in future. We are also subject to Brazilian banking regulations that may limit the payment of dividends or interest on stockholders’ equity. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—History of Payment of Dividends and Interest Attributable to Stockholders’ Equity.”

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

Law 10,833 of December 29, 2003 provides that the disposal of assets located in Brazil by a nonresident to either a Brazilian resident or a nonresident is subject to taxation in Brazil, regardless of whether the disposal occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposal of our units by a nonresident of Brazil to another nonresident of Brazil. It is unclear whether ADRs representing our units, which are issued by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. We believe ADRs do not qualify as property located in Brazil and, thus, should not be subject to Brazilian income tax. Nevertheless, there is no judicial guidance as to the application of Law 10,833 of December 29, 2003 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADRs between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADRs, this tax law would accordingly impose withholding taxes on the disposition of our ADRs by a nonresident of Brazil to another nonresident of Brazil. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

Any gain or loss recognized by a U.S. taxpayer will generally be treated as U.S. source gain or loss. A U.S. taxpayer would not be able to credit any Brazilian tax imposed on the disposition of our units or ADRs against such person’s U.S. federal income tax liability, unless such credit can be applied (subject to applicable limitations) against tax due on other income of such person from foreign sources. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.”

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

The majority of our directors and officers reside outside of the United States. In addition, all or a substantial portion of our assets and the assets of our directors and officers are located outside of the United States. Although we have appointed an agent for service of process in any action against us in the United States with respect to our ADRs, none of our directors or officers has consented to service of process in the United States or to the jurisdiction of any U.S. court. As a result, it may be difficult for investors to effect service of process within the United States on such persons.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

General

We are a publicly held corporation (sociedade anônima) of indefinite term, incorporated under Brazilian law on August 9, 1985. Documentation of our incorporation is duly registered with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo or JUCESP), under NIRE (Registry Number) 35300332067. Our corporate name is Banco Santander (Brasil) S.A. and our commercial name is Banco Santander. Our headquarters are located in Brazil, in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235, Bloco A, Vila Olímpia, 04543-011. Our telephone number is 55-11-3553-3300. Our website is https://www.ri.santander.com.br. The information contained on our website, any website mentioned in this annual report or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information.

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

Since October 7, 2009, our units, common and preferred shares have been listed and traded on the B3 and our ADRs representing American Depositary Shares, or “ADSs” registered with the SEC under the Securities Act have been listed and traded on the NYSE. For further information, see “Item 9. The Offer and Listing—A. Offering and Listing Details.”

In recent years, we have acquired companies complementary to our business, such as: (i) Getnet Adquirência e Serviços para Meios de Pagamento S.A., or “GetNet”, a technology company specialized in electronic payment solutions; (ii) we formed a joint-venture in the payroll loan and payroll credit card loan segments known as Banco Olé Bonsucesso Consignado S.A.; (iii) we entered into a partnership with Banque PSA Finance (associated with the Peugeot, Citroën and DS automotive brands) as well as a joint venture with Hyundai Capital Services, Inc.; (iv) we launched “ContaSuper,” a pre-paid card system which allows users to manage their daily financial activities entirely online; and (v) we also entered into an agreement with American Airlines Inc. for the marketing and issuance of co-branded credit cards, with the purpose of offering AAdvantage® miles to their respective customers as a result of their daily purchases.

In 2017, we acquired a 70% equity interest in Ipanema Empreendimentos e Participações S.A., or “Ipanema Credit Management” , a company that actively manages overdue loan portfolios and, which we believe will further expand our expertise in credit recovery. During the course of 2017, we also announced a joint venture with HDI Seguros S.A., or “HDI Seguros”, in the field of car insurance. We have also continued to expand our customer offering during 2017. For example, we launched Superdigital, an evolution of ContaSuper, which enables customers to manage their finances in a different and dynamic way through a prepaid account.

In 2018, Webmotors S.A., a company in which we indirectly hold 70% equity interest, entered into an agreement to acquire a 51% stake in Loop Gestão de Pátios S.A., or “Loop”. Loop conducts physical and virtual auctions of motor vehicles. This acquisition has enabled Webmotors to expand its service portfolio and strengthen its leadership position. We also set up a company called BEN Benefícios e Serviços S.A., or “BEN Beneficios”, which aims to transform the employee benefits industry (including the provision of meal tickets and related activities), and the launch of PI Distribuidora de Títulos e Valores Mobiliários S.A., or “PI DTVM,” a new online investment platform that complements the product and services we offer to both account and non-account holders.

Important Events

Investment in Super Pagamentos e Administração de Meios Eletrônicos S.A.

On December 12, 2014, we, through Aymoré CFI, acquired shares issued by Super Pagamentos e Administração de Meios Eletrônicos S.A., or “Super”, representing 50% of Super’s total and voting capital. Super is a Brazilian digital service provider that offers online payment accounts, prepaid cards and access to simplified financial services.

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

Financial Cooperation and Joint Venture with Banque PSA Finance

On July 24, 2015, and in furtherance of the partnership in Europe between Banque PSA Finance, or “Banque PSA”, and Santander Consumer Finance for the joint operation of the vehicle financing business related to PSA Peugeot Citroën, or “PSA”, brands (which include Peugeot, Citroën and DS), we entered into binding agreements for a joint venture in Brazil with Banque PSA to offer financial and insurance products to consumers and distributors of PSA brands in Brazil.

After the fulfilment of the applicable conditions precedent, which included obtaining the appropriate regulatory authorizations, the joint venture began its operations on August 1, 2016.

The principal entity under which the partnership is active in Brazil is Banco PSA Finance Brasil S.A., 50% of which is held by our wholly-owned subsidiary, Aymoré CFI, and 50% of which is owned by Banque PSA. The transaction also contemplated the acquisition by Santander Brasil of 100% of PSA Finance Arrendamento Mercantil S.A. and 50% of PSA Corretora de Seguros e Serviços Ltda., an entity of the PSA group dedicated to the distribution of insurance products in Brazil.

The joint venture adds the network of PSA Group’s distributors in Brazil to the distribution channels of Santander Brasil for the offering of financial and insurance products, especially in the vehicle-financing sector.

Establishment of Credit Intelligence Bureau

On January 20, 2016, we entered into a non-binding memorandum of understanding with Banco Bradesco S.A., Banco do Brasil S.A., Caixa Econômica Federal and Itaú Unibanco S.A., for creation of a credit intelligence bureau, Gestora de Inteligência de Crédito S.A., or “CIB”. The CIB was structured as a corporation and each of Santander Brasil, Banco Bradesco S.A., Banco do Brasil S.A., Caixa Econômica Federal and Itaú Unibanco S.A. have a 20% ownership stake in the corporation.

The purpose of the CIB is to develop a database that, in conformity with applicable laws, will collect, reconcile and handle the credit information of individuals and legal entities that register with the CIB and expressly authorize the inclusion of their credit information on the CIB’s database. We believe this initiative will lead to an increased degree of efficiency and improvement of our credit management activities, and will also facilitate the disbursement of long- and medium-term lines of credit to participants in the Brazilian Financial System and to other corporate entities.

On April 14, 2017, the definitive documents were signed by the shareholders. The necessary regulatory authorizations, including by the Brazilian Central Bank and the CADE, have already been granted. We estimate that the CIB will become fully operational in 2019.

Joint Venture with Hyundai Capital Services, Inc.

On April 28, 2016, our wholly-owned subsidiary Aymoré CFI entered into a joint venture with Hyundai Capital Services, Inc., or “Hyundai Capital”, for the purposes of incorporating (i) Banco Hyundai Capital Brasil S.A. and (ii) an insurance brokerage company. These entities were incorporated in order to provide, respectively, auto finance and insurance brokerage services and products to consumers through Hyundai dealerships in Brazil.

Aymoré CFI holds a 50% equity stake in Banco Hyundai Capital Brasil S.A., while Hyundai Capital holds the remaining 50% equity interest.

On February 21, 2019, the Brazilian Central Bank granted Banco Hyundai Capital Brasil S.A. the authorization to operate as a banking entity. We estimate that Banco Hyundai Capital Brasil S.A. will begin operations in the first half of 2019.

The formation of the insurance brokerage company remains subject to regulatory approval. We expect to receive this approval during the course of 2019.

Partnership with American Airlines Inc.

On December 9, 2016, Santander Brasil and American Airlines Inc. entered into a 10-year commercial participation agreement for the marketing and issuance of co-branded credit cards, with the purpose of offering AAdvantage® miles to their respective customers as a result of their daily purchases.

Opening of the branch in Luxembourg

On June 9, 2017, we received authorization from the Brazilian Central Bank to establish a branch in Luxembourg, with capital in an amount equivalent to U.S.$1 billion. The purpose of this branch is to offer international financial services to corporate customers with overseas operations. The branch was authorized by the Minister of Finance of Luxembourg on March 5, 2018.

Acquisition of equity stake in Ipanema Empreendimentos e Participações S.A., currently named Return Capital Serviços de Recuperação de Créditos S.A. (“Return Credit Management”), and Gestora de Investimentos Ipanema S.A., currently named Return Gestão de Recursos S.A. (“Return Asset” and, together with Return Credit Management, the “Return Entities”)

On October 16, 2017, Santander Brasil, through its wholly-owned subsidiary Atual Companhia Securitizadora de Créditos Financeiros, acquired a direct equity interest in Return Credit Management, and an indirect equity interest in Return Asset, corresponding to 70% of Return Entities’ share capital.

The Return Entities are active in the credit recovery intelligence sector, providing services such as credit portfolio evaluation and pricing, collection, management and recovery of non-performing loans. Return Credit Management focuses on portfolio pricing, collection and credit recovery management while Return Asset, as an authorized asset manager duly licensed by the CVM, is responsible for the management of credit funds in which the portfolios of the Return Entities’ customers are concentrated.

We intend to increase our recovery indicators with regards to non-performing loans by using the know-how of the Return Entities. We also intend for the Return Entities to continue to provide non-performing loan recovery and credit management services to third parties.

Joint Venture with HDI Seguros

On December 20, 2017, we entered into binding agreements with HDI Seguros for the formation of a partnership through the creation of a new insurance company called Santander Auto S.A., or “Santander Auto”. Sancap Investimentos e Participações S.A., a company controlled by Santander Brasil, will hold 50% of the issued share capital of Santander Auto with the remaining 50% being held by HDI Seguros. Santander Auto will focus on offering motor insurance policies through a 100% digital platform. The transaction closed on October 9, 2018 when the documentation to form Santander Auto S.A. was executed. On January 11, 2019, SUSEP granted Santander Auto the regulatory authorization to operate.

Sale of BW Guirapá I S.A.

On December 22, 2017, our wholly-owned subsidiary Santander Corretora de Seguros, Investimentos e Serviços S.A., or “Santander Investimentos”, Cia. de Ferro Ligas da Bahia – FERBASA S.A., or “FERBASA” and Brazil Wind S.A., or “Brazil Wind” entered into an agreement for the sale of 100% of the shares issued by BW Guirapá I S.A., or “BW I” and owned by Santander Investimentos and Brazil Wind to FERBASA. The transaction also encompassed the seven wind farms organized as special purpose companies held by BW I. The base purchase price for the total shares owned by Santander Investimentos was R$392 million (an additional payment of up to R$34.8 million may be due if certain future operational milestones set forth in the agreement are achieved). The CADE approved the transaction on January 17, 2018, and the transaction was completed on April 2, 2018.

Acquisition of Technology Companies

On February 19, 2018 and February 28, 2018, Santander Brasil concluded the acquisition of the totality of shares of, respectively, Isban Brasil S.A. and Produban Serviços de Informática S.A., or the Technology Companies, for a price of approximately R$61 million and R$43 million, respectively. The Technology Companies were indirectly controlled by Santander Spain. Additionally, on February 28, 2018, Isban Brasil S.A. was merged into Produban Serviços de Informática S.A. which, on the same date, had its corporate name changed to Santander Brasil Tecnologia S.A., or “Santander Tecnologia”.

The Technology Companies were the main providers of technical support and maintenance services related to software and hardware of Santander Brasil. The transaction permitted Santander Brasil to directly control local technology services through Santander Tecnologia and therefore increase the proximity thereof to its business, adopt time-to-market solutions, flexibility, and improve quality and efficiency.

Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, our indirectly controlled subsidiary Santander Finance Arrendamento Mercantil S.A. was converted into a securities brokerage company and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion was approved by the Brazilian Central Bank on November 21, 2018.

On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. changed its name to PI DTVM. The corporate name change was approved by the Brazilian Central Bank on January 22, 2019.

PI DTVM is a securities brokerage company, with an open digital platform, which will broaden the portfolio of financial products we offer to our clients.

Formation of BEN Beneficios

On June 11, 2018, we incorporated BEN Beneficios, an entity fully held by Santander Brasil, whose purpose is to create, supply and administer various types of vouchers and tickets used for the provision of employee benefits (such as for meals, transportation and cultural events) in the form of printed electronic and magnetic cards. We estimate BEN Beneficios will begin operations during the first quarter of 2019.

Formation of Esfera Fidelidade S.A.

On August 14, 2018, we incorporated Esfera Fidelidade S.A., an entity fully held by Santander Brasil, whose purpose is to develop and manage Santander Brasil’s customer loyalty programs. The company began operations in November 2018.

Discontinuation of Projections Disclosure

On August 22, 2018, we informed the market that we have decided to cease disclosing projections (guidance), including with regards to our delinquency ratio, efficiency ratio, status of commissions, indicators regarding our base of loyal customers and return on equity indicators.

Buyback Program

On November 1, 2018, our board of directors approved, in continuation of the buyback program set to expire on November 5, 2018, a buyback program of units and ADRs issued by us, directly or through our branch in the Cayman Islands, to be held in treasury or subsequently sold. The buyback program will cover the acquisition of up to 37,753,760 units or ADRs, representing a combination of 37,753,760 common and 37,753,760 preferred shares, corresponding to approximately 1% of our share capital. The term of the buyback program is up to 12 months beginning November 6, 2018, expiring on November 5, 2019.

Issuance of Notes

On November 5, 2018, our board of directors approved the issuance, through our Cayman Islands branch, of debt instruments to form part of our Tier 1 and Tier 2 regulatory capital in the aggregate amount of U.S.$2.5 billion, pursuant to an offering made to non-U.S. Persons under Regulation S of the U.S. Securities Act of 1993, as amended, or the “Notes Offer”.

Our board of directors also approved the redemption of instruments issued to form part of our Tier 1 and Tier 2 regulatory capital, in accordance with the board resolution of January 14, 2014. The redemption were carried out with funds raised through the Notes Offer.

On December 18, 2018, the Brazilian Central Bank authorized the transactions contemplated in the Notes Offer and the redemption, which were completed on January 29, 2019.

Acquisition of residual equity stake in Getnet

On December 19, 2018, the minority shareholders of Getnet exercised their right to sell all of their shares to Santander Brasil, or the “Put Option”, pursuant to the Shares’ Purchase and Sale Agreement and Other Covenants executed between the parties on April 4, 2014, or “SPA”. On the exercise date of the Put Option, we entered into a binding amendment to the SPA, to acquire all of the Getnet shares owned by minority shareholders, corresponding to 11.5% of the entity’s equity interest, in the amount of R$1.431 billion. The acquisition transaction was approved by the Brazilian Central Bank on February 18, 2019 and closing occurred on February 25, 2019. As a result of this transaction, Santander Brasil currently owns 100% of Getnet’s issued and outstanding share capital.

Put option of the remaining equity interest in Banco Olé Bonsucesso Consignado S.A. against Aymoré Crédito, Financiamento e Investimento S.A.

On March 14, 2019, the minority shareholder of Banco Olé formalized its interest in exercising the put option right provided in the Investment Agreement executed with Aymoré CFI, on July 30, 2014, to sell its 40% equity interest in Banco Olé to Aymoré CFI, a controlled entity of Santander Brasil. The closing of the transaction is conditioned to implementation of the proceedings set forth in the Investment Agreement.

Capital Expenditures and Divestitures

Our main capital expenditures include investments in our Information Technology (“IT”) platform. Our IT platform focuses on our customers and supports our business model. In 2018, 2017 and 2016, total investments in IT were R$1,552 million, R$1,132 million and R$895 million, respectively.

In 2018, 2017 and 2016, we continually improved our technology platform by means of investments in our digital applications, core systems and infrastructure renewal. Over the last 18 months, we have adopted 97 new tools and technologies in several areas ranging from business services to Antifraud, Cyber Security, AI (Artificial Intelligence), AI Ops (Artificial Intelligence for IT Operations) and RPA (Robotic Process Automation).

We have continued our migration towards cloud-based computing in order to provide improved IT services management, flexibility and cost optimization. For example, in 2018 we made the Microsoft Office 365 platform available in cloud format for more than 43,400 users, allowing greater collaboration between teams, increased productivity, simplified internal processes and improved mobility. For further discussion regarding our technology infrastructure see “—B. Business Overview—Technology and Infrastructure”.

Our ongoing capital expenditures consist primarily of investments in IT. We expect to fund our ongoing capital expenditures principally from our cash flow from operations.

Our major divestiture in the past three fiscal years and until the date of this annual report was the sale of BW I in 2017. For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operations and “—Important Events—Sale of BW Guirapá I S.A.”).

4B. Business Overview

Our Profile

We are the only international commercial bank with a significant presence in Brazil, where we are currently the third-largest privately owned bank. We have established a competitive presence in both the retail and wholesale banking sectors in Brazil, enabling us to meet the needs of individuals, small and medium enterprises, and large corporate customers.

Our Units, common shares and preferred shares are traded on B3 under the tickers “SANB11,” “SANB3” and “SANB4,” respectively. Our ADRs have been listed and traded on the NYSE since October 7, 2009 under the ticker “BSBR.”.

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

We believe that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. Our actions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, our purpose is to help people and businesses prosper by being a Simple, Personal and Fair bank, guided by following strategic priorities:

•	Increase customer preference and loyalty by offering targeted, simple, digital and innovative products and services through a multichannel platform. Our active customer base totaled 24.2 million customers as of December 31, 2018, a 12% increase over our customer base as of December 31, 2017. We define an active customer as a customer who uses the products and services supplied by Santander Brasil on a regular basis. As of December 31, 2018, we had 5.2 million loyal customers, an increase of 25% as compared to December 31, 2017. We define loyal customers as (1) active account holders who use at least three other products or services offered by Santander Brasil on a regular basis, and (2) have processed at least five transactions through Santander Brasil in the preceding 60 days. The exact minimum number of products or services which a customer must use in order to be classified as a loyal customer depends upon the customer’s segment (i.e. Private Banking, Santander Select, Santander Van Gogh or Santander Especial) and the type of product or service consumed. As of December 31, 2018, we had 11.4 million digital customers, a 33% increase compared to December 31, 2017. We define a digital customer as a customer who uses the digital platforms of Santander Brasil on a regular basis. We believe this increase is a result of our focus on constantly improving our customers’ experience and satisfaction levels through our service-focused culture and the technological transformation of our channels, such as the new Internet banking and mobile banking for individuals and companies, 100% digital account opening portal and the Santander Way card app, among others. For more details on the channels, refer to “—Our Business—Service Channels.”

•	Improve the profitability, recurrence and sustainability of our results by growing in businesses with greater revenue diversification, aiming to strike a balance between loans, funding and services, while maintaining a preemptive risk management approach and rigorous cost control. In 2018, 2017 and 2016, our net interest income and net fee income amounted to R$56.1 billion (net interest income of R$41.9 billion and net fee income of R$14.1 billion), R$47.7 billion (net interest income of R$34.9 billion and net fee income of R$12.7 billion) and R$41.6 billion (net interest income of R$30.6 billion and net fee income of R$11.0 billion), respectively, driven, in each case, by customer revenues (loan and funding) and service revenues, as a result of our stronger portfolio of products and services and greater transactional activity by our customers. Our default rate, increased by 5% from 6.7% in December 2017 to 7.0% in December 2018.

•	Be disciplined with capital and liquidity to preserve our solidity, face regulatory changes and seize growth opportunities. Our Basel capital adequacy ratio, calculated in accordance with the regulations and guidance of the Brazilian Central Bank, totaled 15.1% at the end of 2018, higher than the sum of the minimum regulatory capital and capital conservation requirements.

•	Achieve profitable market share gains through our robust portfolio, optimize the ecosystem and launch new ventures, consistently improving the customer experience. In the past four years, we have managed to reposition our organization by implementing a clearly defined strategy, which allowed us to significantly increase our market share in strategic products and achieve a new level of profitability with a positive contribution from both net interest income and fees. In addition, we continue to expand our spectrum of new businesses that are complementary to our ecosystem with the establishment of new subsidiaries and partnerships such as the Return Entities, BEN Benefícios, PI DTVM and Santander Auto, among others.

In addition, we also strive to ensure that our banking activities contribute to the social and economic progress of the communities in which we are present, in a responsible and sustainable manner and with a special commitment to higher education.

Recent Business Developments

In recent years, our commercial banking segment has accounted for an increasingly large portion of our net interest income and our net fee and commissions income, as demonstrated in the following table.

	For the Year Ended December 31,
	2018	2017	2016	2018	2017	2016
	Net interest income			Net fee and commissions income
	(%)
Commercial Banking	94.0	92.7	89.5	88.7	88.5	87.3
Global Wholesale Banking	6.0	7.3	10.5	11.3	11.5	12.7

We attribute much of the increase in net interest income and net fee and commission income generated by the commercial bank to our customer-centric business model, as well as to the improvement in customer experience and satisfaction. In this vein, we have tailored our products and services, which allowed us to gradually expand our customer base. Among the initiatives put in place to achieve this goal, we highlight the following:

•	Digital strategy. We have implemented a new method of collaborative work in our organization based on the “Agile” methodology, which is commonly used in IT. Our new work method involves the formation of multidisciplinary teams with employees from our business and technology areas, endowed with the necessary autonomy to adapt to changing circumstances and requirements. With this new method of work, we have been able to put in place several digital tools, so that customers can access our services through a variety of digital and non-digital channels. These tools include: (i) providing a wide range of services across all channels according to customers' choices and/or needs; (ii) giving customers autonomy to meet all their needs through digital channels; and (iii) integrating all service channels to ensure that customers have an integrated experience, regardless of the channel chosen.

•	Net promoter score, or NPS. In 2017 we introduced the NPS as the leading metric of customer satisfaction, and in the beginning of 2018, we were pioneering in the disclosure of this index to the market. After each interaction with Santander Brasil (e.g., purchasing a product, a service or communicating with us through one of our customer service channels), our customers are asked to rank this interaction on a scale from zero (which would mean that the customer would not recommend the applicable product or service to others) or ten (which would mean that the customer would recommend the product or service to others). NPS is one of the compensation metrics that impacts virtually every area of the organization, including the administrative and commercial areas, which reinforces our commitment to excellence in service. We ended 2018 with an NPS of 57 points, an increase of 14 points relative to 2017. This rise in satisfaction can also be seen in the expansion of our loyal customer base.

•	Operational excellence. With the goal of fine-tuning the customer's journey and boosting efficiency, we are transforming our operational model, which will have an industrial approach. In 2018, we already made some changes, so that we now have an end-to-end view of the customer experience, reduced manual activities and dispersion, as well as greater cost transparency. With these changes, we have already obtained notable results, such as decrease in the time needed to acquire certain products and increase in the number of agreements issued.

•	Optimization of commercial tools. We have simplified day-to-day operations of branch staff, so they can spend more time meeting customer needs. As part of this initiative, we provided our employees with a new customer relationship tool (CRM) that centralizes all the information they need for their daily commercial and financial activities. We have also implemented time-saving tools, which reduces the amount of information and steps required to perform operational tasks.

•	Greater empowerment and incentives for branch staff. We have sought to decentralize the management of branch resources. Branch managers are now responsible for managing the expenses of their branches and each branch has its own results report. This gives branch employees and managers a higher sense of autonomy and responsibility, as well as the feeling of being part of their own branch's success. Additionally, we have made some changes in the compensation structure of branch employees and managers to ensure that the variable components of their compensation depend on the performance of the branch where they work.

•	Culture strengthening. We believe that committed employees make the business sustainable. With that in mind, throughout the period, we established a clear and horizontal communication of top leadership with employees, promoting meritocracy and diversity. The Santander Academy encourages employees to assume a proactive role in technical training and has 67% of total employees who are internal multipliers. As a result, in 2018, we were recognized for the third consecutive year as one of the best companies to work for in Brazil, according to the GPTW (Great Place to Work) survey. In addition to refining our internal culture, we have repositioned the Santander Brazil brand by adding value to the customer and innovating in the Brazilian banking financial industry.

Our Business

Overview

We operate along two segments through which we offer our 24.2 million active individual, SME and large corporate customers a complete portfolio of products and services:

•	Commercial Banking Segment. In the Commercial Banking segment, we focus on building long-term relationships with our account holder and non-account holder customers. Customers in our Commercial Banking segment include individuals and companies (except for global corporate customers, which are dealt with within our Global Wholesale Banking segment). Revenue from this segment is generated by the provision of banking and financial products and services to our account holder and non-account holder customers, including essential checking and savings account services, priority services (such as withdrawals, debit cards, deposits and transfers), credit cards, foreign exchange services, investments and loans and financing.

•	Global Wholesale Banking Segment. Our Global Wholesale Banking segment offers financial services and structured solutions for our global corporate customers, principally local and multinational corporations, and carries out proprietary trading activities. Our Global Wholesale Banking segment offers a wide range of national and international services specifically tailored to the needs of each customer.

The following chart sets forth our operating segments and their main focus.

Commercial Banking	Global Wholesale Banking
• Retail Banking	• Santander Corporate & Investment Banking (“SCIB”)
• Individuals	• Proprietary Trading
• SMEs (annual gross revenues up to R$200 million)
• Corporate (annual gross revenues in excess of R$200 million, other than global corporate customers)
• Consumer Finance

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

The following table presents the breakdown of our net interest income and profit before tax by operating segment:

	For the Year Ended December 31,
	2018	2017	2016	2018	2017	2016
	Net interest income			Operating profit before tax
	(R$ millions)
Commercial Banking (1)	39,391	32,392	27,366	12,397	11,219	12,652
Global Wholesale Banking	2,531	2,554	3,221	3,512	3,294	3,732
Total	41,922	34,946	30,586	15,909	14,514	16,384

(1)	Profit before tax reported under commercial banking includes the effects of the hedge for investments held abroad (offset in the same amount in the “Income Tax” line). The effect of the hedge for investments held abroad in 2018, 2017 and 2016 amounted to gains of R$5,867 million, expenses of R$810 million and gains of R$6,140 million, respectively.

As of December 31, 2018, our net interest income increased by 20.0%, reaching R$41,922 million compared to R$34,946 million as of December 31, 2017. This increase is primarily due to an increase in the volume of loans extended to customers and of the margins, we charge on these loans, both of which were primarily concentrated in our commercial banking segment. As of December 31, 2018, our operating profit before tax increased 9.6% and reached R$15,909 million compared to R$14,514 million as of December 31, 2017. Excluding the effects of the hedge for investment held abroad operating profit before tax amounted to R$10,043 million for the year ended December 31, 2018, a 26.7% increase from R$15,424 million compared to the year ended December 31, 2017. Operating profit before tax and operating before tax excluding the effects of the hedge investment abroad are non-GAAP measures. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

The following table shows a managerial breakdown of our loans and advances to customers by customer category at the dates indicated:

	As of December 31,			Change between 2017	Change between 2016
	2018	2017	2016	and 2018	and 2017
	(R$ millions)
Individuals	133,603	107,610	91,195	24.2%	18.0%
Consumer Finance	40,964	33,170	26,608	23.5%	24.7%
SMEs	49,624	46,879	42,440	5.9%	10.5%
Corporate(1)	97,742	100,171	108,195	-2.4%	-7.4%
Total Credit Portfolio	321,933	287,829	268,438	11.8%	7.2%

(1)	For purposes of loan portfolio presentation, “corporate” includes companies with annual gross revenues exceeding R$200 million, including our Global Corporate Banking customers.

As of December 31, 2018, our loans and advances to customers increased by 11.8%, reaching R$321,933 million compared to R$287,829 million as of December 31, 2017. This increase is primarily due to an increase in loans to individuals and in our consumer finance portfolio. For further information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”

Commercial Banking

Individuals

The services we provide to individuals are currently as follows:

•	Private Banking Business serves a select group of customers with at least R$5.0 million in assets available for investment. Our goal is to offer our customers a complete and tailor-made portfolio of onshore and offshore financial products and services, investment advice, loans and asset management through a dedicated manager for investments and banking services.

•	Santander Select serves customers with a monthly income above R$20,000, or a monthly income above R$10,000 and R$30,000 in investments, or R$ 300,000 in investments without a proven source of income. Our goal is to offer a value proposition with differentiated products and services, exclusive service spaces, relationship managers that serve a small number of customers and asset management advisory services.

•	Santander Select Direct serves Santander Select customers who look for more flexible service hours, from 8:00 a.m. to 10:00 p.m., and who prefer using a digital interface. This segment complements our offering to high-income individuals and broadens our capillarity by also catering to regions where we do not have a physical presence.

•	Santander Van Gogh serves customers with a monthly income from R$4,000 to R$10,000, or with investments above R$40,000. Our objective is to understand the needs of our customers at each stage of their life and provide them with financial advice through a multichannel relationship, including financial products and services as well as financial advice.

•	Santander Especial serves customers who earn up to R$4,000 per month. Our business model offers simple and efficient solutions with an attractive cost benefit to the customer, primarily through electronic channels.

We offer our retail lending products to customers through our extensive branch network and on-site service units. See “—Service Channels.” The following table sets forth our individual customer loan portfolio at the dates indicated, as per our management records:

	For the Year Ended December 31,			Change between December 31, 2018 and 2017
	2018	2017	2016	R$ million	%
	(R$ millions)
Leasing/Auto Loans(1)	2,341	1,895	1,869	446	23.5
Credit cards	30,928	24,278	20,524	6,650	27.4
Payroll loans(2)	33,691	25,547	18,918	8,144	31.9
Mortgages	34,042	28,232	27,313	5,810	20.6
Agricultural Loans	6,084	5,232	3,416	852	16.3
Personal loans/Other	26,516	22,426	19,155	4,090	18.2
Total	133,603	107,610	91,195	25,993	24.2

(1)	Including loans to individuals in the consumer finance segment, the auto loan portfolio totaled R$40,9 billion as of December 31, 2018, R$33,1 billion as of December 31, 2017 and R$26,7 billion as of December 31, 2016.

(2)	Includes Banco Olé Bonsucesso Consignado S.A.’s portfolio payroll loans from the agreement between Santander Brasil and Banco Bonsucesso.

Small and Medium Enterprises

We serve SMEs through our Santander Negócios e Empresas brand. Our current classification model for SMEs is as follows:

•	Empresas Núcleos (Core Companies). Companies with annual revenues between R$30 million and R$200 million. Our service model is based on dedicated relationship managers, a team of experts for more complex demands and loan managers specializing in risk management for each segment. We also provide specialized services to multinationals and other major corporates in order to meet their specific needs.

•	Empresas Polo (Hub Companies). Companies with annual revenues between R$3 million and R$30 million. We offer these customers a comprehensive range of products and services in a user-friendly fashion principally through a relationship manager based at each customer’s offices. We also have committees specific to these customers in order to provide our customers with credit products.

•	Negócios Agência (Branches Business). Companies with annual sales of up to R$3 million. We offer these customers a simple banking solution through an integrated account (Santander Conta Integrada) that combines a corporate account with a payment terminal to provide benefits for the user, who must simply concentrate MasterCard and Visa credit card sales in the Getnet terminal and receipts in a Santander Brasil current account. We believe that this results in greater commercial efficiency as customers receive our products and services through a single point of access with access to standardized and automatically priced products delivered with the assistance of preapproved risk models and an automated decision-making system.

•	Negócios Direct (Direct Business). Companies with annual revenues of up to R$300,000. We serve these customers principally through a relationship manager available through online channels. We believe that this improves service availability and simplicity for our customers, including through extended service hours (8:00 a.m. to 8:00 p.m., Monday through Friday). We also offer these customers a full range of other online banking services.

In recent years, we have developed products specifically for SMEs, including industry-specific offerings specially designed to meet the needs of bars and restaurants, gas stations, medical offices and clinics, franchises, supermarkets, hotels and high schools. In addition, we have also repositioned the “Santander Negócios & Empresas” customer segment, improving our financial offerings and launching a non-financial product called “Programa Avançar.” The program provides companies with concrete deliverables, such as videos, events and workshops in order to develop partner and employee skills, to build teams to support talent hiring and to help connect our customers to international trade through the Santander Trade portal.

The table below sets forth our SME loan portfolio at the dates indicated, as per our management records:

	For the Year Ended December 31,			Change between December 31, 2018 and 2017
	2018	2017	2016	R$ million	%
	(R$ millions)
Agricultural lending	923	506	322	417	82.4
Working capital loans	12,687	12,359	12,695	328	2.7
Buyer financing	12	32	21	(20)	(63.7)
Vendor financing	15	16	10	(1)	(6.7)
Discounted receivables	1,519	1,667	1,491	(148)	(8.9)
Comex	4,139	1,723	1,259	2,416	140.2
Overdraft facility	2,642	2,773	2,837	(131)	(4.7)
Refinancing	4,129	4,169	4,365	(40)	(1.0)
Resolution 2,770	37	16	35	21	132.7
Account overdraft loans	1,819	1,820	1,734	(1)	(0.0)
CDC/leasing(1)	2,335	1,724	1,506	611	35.4
Other(2)	19,366	20,074	16,165	(708)	(3.5)
Total(3)	49,624	46,879	42,440	2,745	5.9

(1)	Does not include consumer finance products.

(2)	Includes credit cards, mortgage finance products and other products.

(3)	Includes SMEs with annual gross revenues up to R$200 million.

Consumer Finance

Santander Financiamentos (the commercial brand used by our subsidiary Aymoré CFI) is our main consumer finance channel, with expertise in providing consumer credit (for the financing of purchases of motor vehicles, as well as other goods and services) directly to borrowers or through intermediate agencies.

We have a total customer finance portfolio of R$40.9 billion which is primarily composed of auto loans for individuals. We are the market leader in auto loans, with a market share of 23.7% as of December 31, 2018, according to the Brazilian Central Bank.

In 2017 we launched “+Negócios,” an innovative digital trading platform designed to be simple and intuitive, which enables faster execution of loan simulations and credit approval and proposal formalization, in addition to providing portfolio management reports. Also in 2017, we introduced “+Vezes,” which allows retailers to offer installment payment options when they sell goods and services.

Our positioning is reinforced by the offering of integrated financing solutions together with Webmotors S.A., an online portal available in the Brazilian market, through which consumers can advertise their cars for sale. In 2018, Webmotors launched Cockpit, a platform for car dealers, which combines solutions for the entire car buying and selling journey with features such as: business management/performance, buyer profile (CRM), data intelligence, predictive pricing models and market data (AutoGuru). The Cockpit tool generated positive results, such as a 25% increase in the volume of contracts by sellers and a 15% decrease in the time of these contracts with end-customers. With that, we experienced a 30% growth in the number of dealerships with a high level of engagement with us.

Also in 2018, we launched “+Fidelidade,” a loyalty program aimed at providing our intermediate customers with a full value offer through a model of incentives to store owners based on their loyalty and relationship level with Grupo Santander Brasil and Webmotors. We improved the customer's after-sales journey through several functionalities available on an online portal that gives them autonomy and practicality. These refinements have already led to an increase in NPS in the segment, as well as greater operational efficiency.

We have joint ventures with RCI (Renault and Nissan) and PSA (Peugeot, Citroën and DS), and white-label partnerships with Hyundai, Subaru, Volvo, Chery and Kia Motors do Brasil. In addition, we also provide consumer credit through intermediate customers (i.e., stores), or industrial or partner brands, including businesses in the furniture, tourism, health, technology, sustainability (accessibility equipment, renewable energy and cleaner processes sectors), among others. Additionally, on February 21, 2019, the Brazilian Central Bank granted to Banco Hyundai Capital Brasil S.A. the authorization to operate as a banking entity, which will support our leadership in the segment.

The following table sets forth certain key financial and operating data regarding our consumer finance business for the periods indicated:

	As of December 31,			Change between 2017 and	Change between 2016 and
	2018	2017	2016	2018	2017
Consumer finance loan portfolio market share (1) (%)	23.7%	23.1%	20.3%	0.6 p.p	2.8 p.p
Consumer finance portfolio (R$ billion)	40.9	33.1	26.6	23.6%	24.7%
Share of auto loan in the consumer finance portfolio (%)	87.0%	85.6%	83.0%	1.4 p.p	2.6 p.p
(1)	Source: Brazilian Central Bank.

Corporate

Our corporate customer segment comprises large companies that have annual gross revenues greater than R$200 million (except for our Santander Corporate & Investment Banking customers). We focus on fostering a close relationship with our corporate customers by providing them with customer-tailored services.

Global Wholesale Banking

Santander Corporate & Investment Banking

Santander Corporate & Investment Banking, or “SCIB,” is the global business unit that covers those customers that, due to their size and complexity, require tailored services or high-value-added wholesale products. In this segment, we provide a wide range of domestic and international financial services to large Brazilian and multinational companies. Our customers in the SCIB segment benefit from the global structure of services provided by the Santander Group with its worldwide integrated wholesale banking network and global services solutions, combined with its local market expertise and provision of integrated services.

Our product and service portfolio ranges from basic to tailor-made and highly complex solutions in the following areas:

•	Global Transaction Banking, which includes the sale and management of local and global transactional banking products, which includes local loans, commercial finance (confirming), transfers of BNDES on-lending, trade finance, guarantees, structured loans, cash management solutions and funding from international banks.

•	Global Debt Financing, which includes funding and financial advisory services related to projects, origination and distribution of fixed-income securities in the debt capital markets (DCM), financing of acquisitions and syndicated loans, other structured financing arrangements, subordinated debt and energy efficiency transactions.

•	Investment Banking, which includes advisory services in mergers and acquisitions (M&A) and equity capital markets transactions, including IPOs and follow-on offerings.

•	Equities, which includes stock brokerage and advisory services, equity services for individuals, corporate and financial institutional investors in stocks, derivatives, as well as equity research.

•	Treasury Customers, which is responsible for structuring and offering foreign exchange, derivative and investment products for customers from several segments of Santander Brasil, including institutional investors, corporate and retail customers.

•	Market Making, which is responsible for the pricing of customer deals originated by our sales force from corporate, institutional, private banking and retail segments.

The SCIB team is dedicated to customer coverage comprising a range of industries, including telecommunications, retail, aviation, real estate and logistics, power, construction and infrastructure, natural resources, food, agribusiness and financial institutions. We are one of the leading banks in capital markets and financial advisory services in the Brazilian and international markets as evidenced by the awards we have received, the principal among which are listed in the table below.

Area	Acknowledgments
Global Transaction Banking

1st place in BNDES Disbursements to Large Companies and 4th place in BNDES Disbursements to Small and Medium Enterprises in the first half of 2017, according to the BNDES

Best Trade Bank in Latin America and Deal of the Year Latin America: Seaborn Networks by Global Trade Review in 2016 and 2017

1st place in Trade Finance Bank, according to Febraban

Equities

Ranked as 4th place among Brazilian banks and 6th place among banks in Latin America. Ranked as 1st place in the Energy & Sanitation and Transportation (Latin America), Education (Brazil) and Strategy (Brazil and Latin America) sectors, and we hold several leading positions in Brazil’s Research rankings by U.S. magazine Institutional Investor in 2017

Santander Corretora was authorized to use B3’s Agro Broker seal. It now has all B3 qualification seals

Santander Corretora has ranked 1st place in stock picking since 2012, according to Valor Econômico

Clients Treasury	1st place in the Foreign Exchange Rankings by the Brazilian Central Bank since 2014
Best Treasury in Brazil in 2017, according to Euromoney
Financial Solutions and Advisory

Project Finance with Seaborn Networks won the Greenfield Deal of the Year 2016 award by World Finance magazine

Project Finance with Seaborn Networks won the Perfect 10 ECA Finance Deal of the Year 2016 award by Trade & Export Finance

Top Financial institution, ECA deals including commercial tranches: Santander 3rd place, award by Trade & Export Finance

1st place Financial Advisor for Project Finance in Brazil and Americas 2018, according to Dealogic

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

Our credit card holders also have access to our Santander Way mobile application, which is an online credit card tool allowing customers, among other things, to track their credit card use online. With more than 4.8 million unique users, Santander Way is a highly ranked payment app, with 4.8 stars on the App Store and 4.6 stars on Google Play. In 2017, we launched Santander Pass, a credit card using near-field communication technology, which allows for contactless payments. We offer three devices (a bracelet, a sticker and a tag for watches) linked to our customers’ cards to simplify our customers’ user experience. As of 2018, non-account holders are able to sign up for the credit card at our branches and to access “Supercrédito”, a line of personal loans, though Santander Way.

We are the exclusive distributors of the AAdvantage® card in Brazil, which is linked to the American Airlines loyalty program, one of the most recognized programs in the market. We also have partnerships and associations with brands such as Dufry, Shell, Vivo and Smiles (which was launched recently) to offer exclusive benefits to our customers.

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

The following table sets forth certain key financial and operating data regarding our credit card business for the periods indicated.

	As of and For the Year Ended December 31,			Change between 2017 and	Change between 2016 and
	2018	2017	2016	2018	2017
Credit card portfolio market share(1)	13.3%	12.1%	11.2%	1.2 p.p	0.9 p.p
Credit card portfolio (R$ billion) (2)	30.9	25.1	21.1	23.1%	19.0%
Total card turnover (R$ billion) (2)	201.6	168.3	140.2	19.8%	19.9%
Credit card turnover (R$ billion) (2)	137.1	111.9	92.2	22.5%	21.4%
Total card transactions (in millions) (2)	2,338.2	1,987.6	1,651.5	17.6%	20.4%
Credit card transactions (in millions) (2)	1,206.1	992.9	810.7	21.5%	22.5%
Participation of credit card in the household consumption – Market overview (2) (3) (%)	21.6%	20.2%	18.7%	1.4 p.p	1.5 p.p

(1)	Source: Brazilian Central Bank, as of December, 2018.

(2)	Source ABECS – “Monitor bandeiras”. In 2018 the methodology began to include all acquisitions and for better comparison the 2017 and 2016 values were restated.

(3)	Source: Data for 2018 is based on ABECS – “Monitor bandeiras” data for the nine-month period ended September 30, 2018 as data for the year ended December 31, 2018 was not available as of the date of this annual report. For comparison purposes, the difference between September 30, 2018 and September 30, 2017 would be: 1.4 p.p.

Payroll Loans

Payroll loans support account holders and non-account holders in the execution of projects and financial organization. Monthly installments are deducted directly from borrowers’ paychecks by their own employers, and are then credited to Santander Brasil, significantly reducing our credit risk. As a result, payroll loan rates are lower than other credit options. We make payroll loans available to our account holders, as well as to non-account holders through Olé Consignado.

Payroll loans are offered through our mobile banking platform and through our branches. Our customers have the possibility of refinancing their payroll loans, as well as to choose from other options to help them manage their debts.

The following table sets forth certain key financial and operating data regarding our payroll loans business as of the dates indicated.

	As of December 31,			Change between 2017 and	Change between 2016 and
	2018	2017	2016	2018	2017
Market share in origination (1)	12.2%	12.1%	9.8%	0.1 p.p	2.3 p.p
Payroll loan portfolio (R$ billion)	33.8	25.5	18.9	32.5%	35.0%
(1)	Source: Brazilian Central Bank, as of December 31, 2018 and December 31, 2017, as applicable.

Mortgages

We offer long-term financing to our customers for the purchase of real estate, secured by deeds of trust, or for customers who wish to obtain a loan using real estate as collateral. We consider mortgages to be a strategic product due to their lower risk (since the acquired property serves as collateral) and ability to increase customer loyalty with the Bank (especially given that we offer customers more attractive rates if they choose to bank with us). In this market, our customers and those of our competitors are primarily individuals.

We do not offer mortgage loans that do not meet prime lending regulatory standards, which means that (i) we do not make any financing for more than 90% of the value of the property to be purchased, (ii) borrowers must meet certain minimum monthly income levels evidenced by recent payroll information and tax returns to confirm their employment or other types of revenue, which allows us to evaluate their credit risk profile and (iii) other indebtedness added to the financing cannot exceed 35% of borrowers’ monthly gross income.

The following table sets forth certain key financial and operating data regarding our mortgage business for the periods indicated.

	As of December 31,			Change between 2017 and 2018	Change between 2016 and 2017
	2018	2017	2016
	(in R$ billions, except percentages)
Mortgage loan portfolio	36.3	34.8	36.6	4.3%	(5.0%)
Individual sector mortgage loans	31.4	28.2	27.3	11.3%	3.4%
Loan to value(1) – Production (% quarterly average)	60.6%	58.6%	55.9%	2 p.p	2.7 p.p
Loan to value(2) – Portfolio (%)	48.7%	46.4%	48.1%	2.3 p.p	(1.7)p.p

(1)	Ratio between loans and the value of the collateral, excluding home equity.

(2)	As of 2017, the LTV guarantee is calculated at market value. In the previous years it was calculated based on the value of the collateral registered in the contract. For better comparison, the 2016 value was restated.

Superdigital

Superdigital is our digital payment solution that allows customers to manage their daily financial activities entirely online in a user-friendly interface through a pre-paid account. Superdigital is an evolution of ContaSuper, which we acquired in 2016.

Superdigital customers can easily and rapidly (i) make withdrawals in the “Banco24Horas” ATM network; (ii) send and receive money from any bank; (iii) recharge mobile phones; (iv) carry out foreign exchange transactions in up to 10 currencies; and (v) reload public transportation ticket cards through an app. In addition to all these features, customers also receive an international MasterCard credit card to make purchases in physical and online stores and have access to the Santander Esfera and MasterCard Surpreenda programs, which offer a series of benefits and promotions.

The following table sets forth certain key financial and operating data regarding our Superdigital business for the periods indicated.

	For the Year Ended December 31,			Change between 2017 and 2018	Change between 2016 and 2017
	2018	2017	2016
Total customers (thousands)	1,899.1	1,287.2	810.7	47.5%	58.8%

Agribusiness

With the strategy of making increasing investments in agribusiness, we kept expanding our network of Agro stores across the country and offering a full range of products and services geared towards the sector. In 2018 alone, we inaugurated 7 new stores, totaling 21 units located in key agricultural regions of Brazil. These stores are staffed by teams with agribusiness experience and the expertise needed to offer a differentiated service, with Agro-specific products, alongside conventional banking products.

This model has shown to be the best way to get increasingly closer to producers. Every single store opened has performed beyond expectations, which is illustrated by the fact that, of all stores inaugurated in 2017, three of them have turned into traditional branches, expanding their scope of services.

The following table sets forth certain key financial and operating data regarding our agribusiness for the periods indicated.

	As of and For the Year Ended December 31,			Change between 2017 and 2018	Change between 2016 and 2017
	2018	2017	2016

Number of agribusiness-focused stores	21	14	-	7	14
Agribusiness loan portfolio (R$ billion)	11.8	11.5	8.9	2.6%	29.1%

Merchant Acquiring Market | Getnet

Getnet is a technology company that offers solutions, both physically and digitally, to people and businesses. The acquisition of Getnet, which was completed in 2014, gave us more flexibility, and enabled us for create more complete and tailor-made solutions for our customers, integrating its services with those offered by Santander Bank. According to a 2017 Nilson report, Getnet is Latin America’s third largest merchant acquiring company and the second largest e-commerce acquiring company, in both cases based on the number of transactions.

Through Getnet, we are able to offer a wide array of payment solutions for individuals and companies, including: (i) mobile and Wi-Fi point of sale, or POS, devices; (ii) SuperGet, a mobile POS device that self-employed professionals and small companies can buy or rent from us; (iii) TEF, a solution for establishments with a significant number of transactions, operating in synergy with the establishment’s systems and which offers sales reconciliation through our bank-integrated customer benefits; (iv) Getnet App, which allows its users to track sales details in real time, amounts that can be anticipated, while also providing business analytics information, such as the best time to make a sale, thus helping business owners better manage their activities based on a richer set of data; (v) Digital POS, a complete solution that can be customized and, when connected to the internet, allows app downloads and the use of integrated management functions; (vi) Getnet Digital Platform, a tool for all e-commerce environments, with integrated services such as safe boxes, recurrence and anti-fraud systems, which is modeled after the “one-stop shop” concept and provides financial intermediation between a marketplace and its storeowners, as well as several other financial services, such bill generation, and sales conciliation; (vii) Getnet Digital, which is geared towards Small and Medium-sized Enterprises (SME) and allows its users to set up their stores online, in addition to offering a number of services, such as payment platform, alongside visual and fully integrated management.

Getnet also enables us to provide SME customers with a fully integrated offer, including card payment solutions. One of them is “Conta Integrada,” a bundle that combines a current account with an integrated card payment solution, which rewards customers who concentrate their sales on POS devices.

Corroborating the high quality of our products and services, we have received several important certifications, as outlined below:

•	Tier IV– international seal that shows the data center is fault-tolerant, allowing for the occurrence of any unplanned activity while still maintaining operations – It is the only certification of its kind awarded in Latin America;

•	PCI – the highest recognition in data security for the card payment industry;

•	PIN Visa 2.0 – enhances validation methods and improves consistency with compliance assessments;

•	ISO 27.001 – attests to the excellence of processes and security in information confidentiality, integrity and availability;

•	ISO 10.002 – recognizes excellence in the treatment of complaints in electronic means of payment;

•	ISO 9.001 – a norm setting out a quality management system and the requirements for its implementation;

•	Facebook seal – awarded to the fastest and most consistent fan pages. To obtain the seal, the company must responded 90% of its members and in less than 15 minutes.

•	Reclame Aqui’s RA1000 Seal, given to companies with excellent service levels of service and to after-sales commitment.

The following table sets forth certain key financial and operating data regarding our merchant acquiring business for the periods indicated.

	As of and For the Year Ended December 31,			Change between 2017 and	Change between 2016 and
	2018	2017	2016	2018	2017
	(R$ millions, except as otherwise indicated)
Market share of total turnover(1)	13.9%	11.5%	9.5%	2.4 p.p	2.1 p.p
Debit turnover	73.4	51.2	37.6	43.4%	36.0%
Credit turnover	114.1	90.9	70.6	25.5%	28.7%
Number of debit transactions (thousand)	1,245,269	840,171	592,937	48.2%	41.7%
Number of credit transactions (thousand)	893,519	743,263	654,090	20.2%	13.6%
(1)	Source: Data for 2018 is based on ABECS - Acquirers data for the nine-month period ended September 30, 2018. Data for the year ended December 31, 2018 was not available as of the date of this annual report. For comparison purposes, the difference between September 30, 2018 and September 30, 2017 would be: 2.6 p.p

Microcredit

Prospera Santander Microcrédito is the largest productive and microcredit-oriented operation among privately owned banks in Brazil, based on market share and portfolio value. It is geared toward supporting formal and informal microentrepreneurs in society with the purpose of generating work and income. With a 100% digitalized service process, in addition to products intended to improve business management skills, we have clients who hire us for services previously not available to them, such as property finance, consortium and investment services.

Webmotors

Webmotors is the first and biggest technology company focused on Automotive buy and sell solutions for dealers, OEMs and Private sellers, holding the biggest online automotive classified of Brazil.

It has over 30 million visits every month with more than 450 thousand cars listed. The solutions are built to help users on every step of the vehicles buy and use journey, focused on management, pricing and CRM for the dealers; Media and data for the OEMs; Content, search, buying and paying solutions for the consumers.

Webcasas

WebCasas is a digital channel to hire Real Estate Credit on the internet, in Brazil, Santander is the unique bank with this system. The client simulates, approves credit and tracks all process online. The documents can be sent on website and the client needs to go to bank branch just for sign the contract.

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

Customer Funding

Our main sources of liquidity are customer funding through deposits and other bank funding instruments. These deposits, combined with equity and other instruments, enable us to meet most of our liquidity and legal reserve requirements. As of December 31, 2018, customer deposits amounted to R$304.2 billion, representing 61.1% of total funding, which amounted to R$497.5 billion.

For more information, refer to “Item 5. Review and Operating and Financial Outlook—B. Liquidity and Capital Resources—Liquidity and Funding.”

Investments

We create investment products through a qualified advisory process that seeks to understand our customers’ investment profile. This analysis allows us to map out solutions for our customers’ short-, medium- and long-term objectives.

Our portfolio is composed of a wide range of products, which are distributed and offered at our branches and digital channels, including investment funds, time deposits, real estate credit notes, agricultural credit notes, financial letters and structured notes certificates, and other products such as equities, derivatives, exchange traded funds, real estate funds and public securities. Additionally, our partnership with Zurich Santander allows us to offer a wide range of private pension plans.

Service Channels

We offer our financial services and products to our customers through our multichannel distribution network, composed of: (i) physical channels, such as branches, mini-branches and ATMs; (ii) call centers; and (iii) digital channels, such as Internet banking and mobile banking.

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

Physical Distribution Network

Our distribution network provides integrated financial services and products to our customers through a variety of channels, including branches and mini-branches and ATMs. The following table presents our physical distribution network as of the dates indicated.

	As of December 31,
	2018	2017	2016
Branches	2,283	2,255	2,254
Mini-branches	1,267	1,211	1,167
Own ATMs	13,641	13,522	13,806
Shared ATMs	23,049	21,195	19,868

Branch Network

Our branch network offers our customers our entire portfolio of products and services with personal and customized customer service. As of December 31, 2018, we had a network of 2,283 full service branches throughout Brazil, 84% of which were concentrated in the Southeast and South regions.

The table below shows the geographic distribution of our branch network as of the dates indicated.

	As of December 31,
	2018	2017	2016
Northeast	8%	8%	8%
North and Midwest	7%	6%	6%
Southeast	71%	72%	72%
South	13%	13%	13%

Mini-branches

We offer daily banking services to our SME and corporate customers and their employees through our Mini-branches - located on their sites, as well as in hospitals and universities. Our Mini-branches are generally exclusive sale points at customers’ sites. We believe that the presence of Mini-branches in our customers’ offices strengthens our relationship and builds loyalty with those customers, who benefit from the convenience of conducting their banking transactions at their workplace.

ATMs

We operate an extensive network of 13,641 ATMs, including those located in our branches and Mini-branches. In addition, our customers have access to the “Banco24Horas” network, which operates 23,049 ATM units. Through this network, our customers are able to access their accounts and conduct banking transactions, as well as purchase most of the products and services available in our portfolio.

Call Centers

Our call centers provide our customers with the opportunity to make inquiries, execute payment transactions and apply for products and services, such as personal loans. Our call centers are also an important distribution channel that offers our customers additional products and services.

As of December 31, 2018 our call centers served approximately 10.4 million customers and employed approximately 5,411 people.

Digital Channels

Our digital channels include Internet banking, mobile banking and other digital solutions intended to provide our customers a convenient manner in which to access the products and services that we offer. We have recently made improvements to our digital channels, including:

•	Internet Banking. We have revised our Internet banking service with a view to simplifying it. The home screen now features the most important services, such as checking account, credit card, investments and personal loans, as well as the option to choose favorite features. We have also added a search engine, which helps customers find features that are not frequently used, such as income reports.

•	Santander App. We frequently update and improve our app, which can be downloaded on mobile devices and smartphones from the Apple Store and the Google Play store. Our app provides a graphical and consolidated view of a customer’s investment portfolio, in addition to allowing customers to make investments in mutual funds, fixed income products and others (as well as to withdraw funds from the same). We also provide corporate and SME customers the possibility of making transfers and payments, of checking their ContaMax accounts, of simulating, contracting and canceling working capital loans, of accessing the automatic prepayment of card receivables, of using certain chat functions and of unlocking and registering a new access passwords. The continuous evolution of our app has also produced the following services and benefits for our customer:

•	OnePay. Focused on foreign exchange. This service is available through the Santander App and enables customers to transfer funds to foreign countries in various currencies.

•	Santander On “Financial control”. Beginning in 2018, the Santander App has made it easier to visualize details on financial commitments with the bank and information on Taxpayer ID (“CPF”) regularity in a simple and transparent way. It is a pioneer functionality in the sector and it is an evidence of a bank that cares about its customers financial health and financial education.

•	Authorized Direct Debit, or “DDA”. Authorized direct debit allows customers to receive printed payment slips and make payments simply and safely through the Santander App or internet banking.

•	Mortgages. The Santander App allows customers to be redirected to Webcasas, an exclusive website to simulate and enter into mortgage loans.

The following table provides certain key operating information with regards to our digital channels as of the dates indicated.

	For the Year Ended
	December 31,
	2018	2017	2016
	(in millions)
Number of digital customers(1)	11.4	8.6	6.4
Number of digital channel transactions(2)	5,049	3,699	3,151
Number of customers with biometric registration	8.6	7.7	6.6

(1)	We define digital customers as customers who have used at least one of the digital channels made available by Santander Brasil (i.e., mobile banking and internet banking) in the preceding 30 days.

(2)	Refers to transactions carried out through internet banking, mobile banking and other digital platforms.

Internet banking and mobile banking transactions accounted for around 80.6% of all transactions in 2018, compared to 73.9% in 2017 and 69.4% in 2016. The following table provides an overview of the weight of each key non-physical distribution channel in our overall distribution system.

	For the Year Ended
	December 31,
	2018	2017	2016
	(%)
Internet banking	46.1	54.0	54.3
ATMs	10.4	14.4	16.7
Mobile(1)	34.5	19.9	15.1
Branch	5.2	5.4	6.8
IVR(2)	2.3	2.7	3.8
Call Center	1.4	3.5	3.3

(1)	Includes tablet transactions. Data refers to total transactions (account holder and unique product-holder).

(2)	Interactive voice response is an automated telephony system in which a computer interacts with callers (who can use their voice and tones input via a keypad to communicate with the computer), gathers information and routes calls to the appropriate recipient.

In addition to Internet banking and mobile banking, we have digital solutions that play an important role in providing a better digital experience for our customers and potential customers, including:

•	Digital account opening. We have made it possible to open an account with Santander Brasil entirely online.

•	Santander Corretora App. We provide a digital trading platform for our brokerage customers.

•	Superdigital. Our digital payment platform is available online and through our mobile app.

•	Santander Financiamentos. We have made it possible for customers to simulate and enter into auto loans via our website as well as through our online app.

•	Autocompara. Autocompara allows customers to obtain insurance quotes from six different insurance companies and purchase the best offer through Autocompara’s website.

•	Esfera. Our reward and discount program can be accessed through a dedicated website and mobile app.

•	SantanderWay. SantanderWay is an app that allows customers to manage all their Santander Brasil cards through a digital channel.

•	ID Santander. ID Santander is a feature designed to increase transaction security across our corporate internet banking and Santander Empresas apps. Individual customers receive ID Santander at the time they sign up for the Santander App.

•	Getnet app. The Getnet app enables customers to manage credit and debit card sales on Getnet terminals, among other services.

Technology and Infrastructure

We continue to invest in new technologies, methods and processes to accelerate our digital transformation and the integration of our different IT specialty teams into one single team. To this end, over the course of 2018, we have taken several approaches to transform the way IT operates and supports our business.

We have recently concluded the integration of Isban and Produban into Santander Tecnologia, which has begun to work effectively as one entity. This has brought significant gains in engagement and a simplification in our IT processes. In order to transform the way our IT works, we have sought to empower our IT team to follow real-time information as it becomes available, to monitor and correct IT issues in a proactive way and to focus on IT from a customer perspective (business services). In order to achieve the above, we have revisited key processes such as:

•	IT Governance: Project Portfolio Management, Demand Management, Enterprise Architecture, Financial / Budget Management, Vendor Management and Service Level Management.

•	IT Operation: Incident and Problem Management, Release Management and Capacity Management.

Additionally, by using local and global tools, we have deployed critical digital components to allow application reuse, as well as the development of business and technical projects. Some examples of these tools include: Services Hub, Digital Folder, Fast Data Architecture, Web Multichannel Architecture and Data Lake. These procedural and technological advances were fundamental steps toward reaching our main goal: to deliver innovating technological solutions and services to our customers, through physical channels (our network of branches) and digital channels (internet and mobile banking).

Other digital transformation initiatives and improvements in our operational capabilities were deployed during 2018:

•	Cybersecurity: we have continued to deploy modern cybersecurity solutions to protect our technological assets, to seek to prevent unauthorized devices from accessing our computer networks and to protect our business and our customers from breaches of security and from the hacking of sensitive or confidential data.

•	Antifraud: in the field of fraud prevention, we have deployed antifraud orchestration tools in order to continue improving our digital identity assessments as well as our real-time responsiveness, speed, scalability and time to market.

•	HR (Human Resources) Transformation: We have adopted a new Human Resources platform (Workday) which comprises features, such as: work-time management, team information and personalized alerts. Additionally, improvements have been made to the application “Santander Pessoas”, allowing employees to clock in and out from anywhere, and analyze their payment vouchers and daily work hours.

•	E-commerce (digital onboarding, credit accounts): we have increased by five times the number of monthly checking accounts opened digitally, by taking actions to simplify our customer’s experiences. These included rationalizing the number of steps required to open a new checking account, simplifying the identity verification process, deploying new risk policies and systemic integrations with credit bureaus.

•	Private Cloud: In order to support our business growth and to increase the availability of services provided to our customers, we have deployed Santander’s Private Cloud, which supplies IaaS (Infrastructure as a Service), PaaS (Platform as a Service) and Big Data services, distributed in two different regions in our Data Centers. Beginning in 2019, we plan to upgrade our current solution (Cloud 1.0) to a more sophisticated and scalable platform (Cloud 2.0).

•	BPM (Business Process Management): Through the PEGA platform, we have deployed a set of BPM solution modules, which apply to the following processes: Assets, Guarantees, Transactional Services (such as cash settlement), bank collection, manufacturing, treasury and cards. This platform has allowed us to optimize our backoffice processes, increase productivity, leverage standardization, quality and scalability.

•	RPA (Robotic Process Automation): In 2018, we deployed a new platform robotic process automation system, or RPA, a business process automation technology based on artificial intelligence. With the equivalent artificial intelligence of operating robots, this new platform improves our documentation, automation and business process capabilities and brings a relocation of FTEs (full time workers), as well as a 73% reduction in time to process requests from our internal users (such as our staff and management) and our external customers.

•	AI (Artificial Intelligence): In November 2018, we launched our new AI virtual assistant to support our branches and call center employees to better address customer requests, by clarifying doubts related to 34 different product families and services. This has led to a significant increase in self-service requests.

•	AI Ops (Artificial Intelligence for IT Operations): In 2018, we defined data storage standards for AI Ops, began the mobile and internet digital channels standardization process and applied self-service recovery principles based on behavior deviation (early detection). Such initiatives have helped us to identify application and network performance anomalies earlier and to accelerate diagnosis and resolution times, mitigating any risk of services’ disruption to our clients.

•	Channel Transformation (Branches, Call Center and IVR):

o	Branches and Call Center: we have deployed new service platforms: “Portal Certo C2” for branch users (i.e., managers and other attendants) and “Portal Certo C3,” for contact center users. These were developed using modern standards and technologies, and are intended to provide a quick and intuitive platform to access our products and services.

o	Interactive Voice Response (IVR): a new humanized IVR was deployed for individual callers. This IVR is based on conversation dialog mechanisms designed to replicate human language, allowing it to deliver an intuitive service experience that anticipates callers’ needs and enables them to interact with the system naturally. We expect that these features will improve customer self-service experience, minimizing the need for human intervention. The primary benefits include a higher level of customer satisfaction and lower operating costs.

•	ATM Recyclers: as part of our branch transformation strategy, we began testing and planning the replacement of the current ATMs with the new ATM Recyclers. This equipment enables the recognition of false banknotes, cash deposits and checks (without envelopes), as well as the re-use of cash deposited by customers to satisfy the withdrawals of other customers, reducing cash transportation logistics and security costs.

•	Product Digitization (Agribusiness and BNDES – Brazilian Development Bank): we have put in place an agronomic data register that allows data storage for future contract negotiations and credit analysis. This also enables us to make information available more easily to regulatory agencies while also permitting us to access to and use of historical data.

In order to accelerate the transformation of our digital processes we have finished large scale adoption of agile and devops. As of December 31 2018, we had more than 1,700 professionals working on 200 agile teams, applying continuous integration techniques, which improves the synergy between our development team (coding and testing) and operations team (deployment). Throughout 2018, we have made significant progress in automating our application’s development life cycle and product deployment, achieving more control, scalability and resilience. Additionally, we have improved our applications’ security rules validation techniques, by adopting specialized tools aligned to DevSecOps’ standards (the combination of cultural philosophies, practices, and tools that increases our organization's ability to deliver applications and services at high velocity in order to respond to market conditions and customers’ feedback at a rapid pace).

Communications and Marketing

We strive to improve the way people relate to their chosen financial institution. And it is this goal that drives our communications and marketing strategies. Our history has been one of transformations, and recently that has required us to make changes to how we interact with our customers. In 2018, in order to establish clear and direct communication with our customers, and to provide solutions to the complex needs of our individual and business customers, we have continued to change the way we use the tools available to us, including marketing and social networking. Some of the important actions we took, and recognitions we received, in 2018 include:

•	We deal with sensitive issues such as NPL and the “special check” (overdraft line of credit) – which has nothing “special”. We stimulate awareness in making credit and responsible use of money.

•	Concerned with the financial education of our clients, we explain, in a simple and precise way, what are CDB, CDI and IOF. We present in a didactic and transparent way the real impact that each acronym may have on the customer life.

•	We also went to the media to advertise important offers from the Bank. We communicated the end of the load fee on all our pension products to every customer. We announced the reduction of our mortgage loan rate, leading the market to reposition itself.

•	Reinforcing our willingness to break paradigms, we held the second edition of the "Black Week Santander", an unparalleled campaign in the market. There were more than 40 discount offers on products and services such as mortgage loans and auto financing.

•	Campaigns such as Rick Prospera, São Paulo Fashion Week and Preparadão Universia (an association for 7,000 students at the Gymnasium of Ibirapuera), boosted the Bank's presence in social networks.

•	We have also been garnering increasing visibility on social media. In 2018, our content received 225 million views, especially during the months of August and October with the Rick Prospera, São Paulo Fashion Week and Preparadão campaigns.

•	Overall, we received more than 2 million likes, comments and shares in our social networks, a 272% increase compared to 2017. The amount of positive comments remained high, representing 75.7% of the total.

•	At the end of 2018, there were 6.3 million total users connected to Santander Brasil pages. The LinkedIn profile saw the most significant fan base growth, experiencing an increase of 332% and 255,000 new followers. Instagram Brazil had the second largest growth, with a 107% rise and 58,400 new users.

•	We also broke paradigms by transforming an iconic and historic São Paulo skyscraper into a pole of culture, leisure and entrepreneurship (with the highest skating rink in the country). In its first year, Farol Santander has received more than 300,000 visitors.

•	Farol also hosted its first vertical race: a challenge of 578 steps. Throughout 2018, we encouraged the public to put on running shoes and organized more than 60 events (in 20 states) from Santander Track & Field Run Series, the largest street racing circuit in Latin America.

•	We believe in the power of the sport to inspire and turn people into champions. For this reason, we became the new official sponsor of the UEFA Champions League, the biggest football competition on the planet, which every year engages millions of passionate fans all over the world.

•	We promoted in 2018 ‘The Santander´s Incredible Talent Show’, stimulating the protagonism and artistic talent of our team of collaborators. The five finalists, voted on, presented themselves to 5,000 colleagues at our Annual celebration.

Recognition comes in many forms. With "Black Week Santander", we won last year the Gran Effie, the top prize of the Brazilian version of the Effie Awards, one of the most prestigious honors in the advertising world.

Sustainability

Based on a responsible internal management, a consistent risk culture, ethical values as a basis and technology at the service of people and business, we seek to support the Brazilian society in its transformation to Brazil of the 21st Century by promoting the efficient and strategic use of natural capital, stimulating the development of human potential and fostering the economic growth in a resilient and inclusive manner.

Efficient and Strategic Use of the Natural Capital

By December 31, 2018, the total disbursement related to the socio-environmental business covering Santander Financimentos, Responsible Agribusiness, Corporate, Retail (Particular and Corporate clients), Project Finance and Santander Corporate and Investment Banking totaled approximately R$2 billion.

More than R$1.4 billion of our total socio-environmental disbursement was directed to contribute to a cleaner energy matrix fostering the renewable, eolic, and photovoltaic energy, as well as small hydroelectric power plants through a full portfolio of financial solutions. In 2018, we announced a new credit offer to purchase equipment for generating solar energy, CDC Solar, with the purpose to boost the expansion of the solar energy market distributed in the country.

In relation to the Responsible Agribusiness, we have our own financing lines and lines of the National Bank for Economic and Social Development to modernize the agriculture sector with productive techniques of low carbon and less socio-environmental impacts disbursing R$396.1 million in 2018 by these lines. We promote training events in subjects as good practices related to soil, water, waste, energy and climate change, and the Brazilian Forest Code and Environmental Rural Registry, in 2018, about 230 people were trained. In partnership with Bunge and The Nature Conservancy (TNC), we have announced the development of a financing mechanism for soy producers of the Brazilian Cerrado. The program is intended to promote the agricultural production without deforestation or conversion of native vegetation, promoting long-term loans to producers committed to meet this approach.

We also have other socio-environmental credit and finance products for the purchase of equipment such as rainwater harvesting, water, and sewage treatment and adjustments for accessibility.

Development of Potentials

Our commitment to the development of potentials begins with our employees. Guided by our corporate culture and internal policies, we offer opportunities supporting the development and professional growth, seeking to build a culture of delivering results, respect, innovation, inclusion and diversity, an issue that is part of the five principles of our Code of Ethical Conduct.

We contributed to the promotion of the rights of children, adolescents and elderly by two programs. Through the Amigo de Valor Program, Santander, as well as employees and clients direct a part of the due income tax to the Funds for the Rights of Children and Adolescents. In 2018, this program raised funds totalizing about R$14 million, which were directed to 67 projects in Brazil. Through the Parceiro do Idoso Program, which stimulates the allocation of due income tax resources of legal entities to strengthen the elderly protection system, approximately R$5.8 million were raised and directed to 15 projects in Brazil.

Through Santander Universities Program, we offer initiatives focused on granting national and international scholarships, programs for the development of entrepreneurs and internship and employment programs in partnership with Universia. On December 31, 2018, more than 4,600 scholarships were granted with investment of R$29.9 million.

Another important initiative to support education is Universia, the leading university network in Ibero-America. Universia has been sponsored by the Santander Group since its founding. In Brazil, there are 403 universities participating, 465 employment websites with over 326,000 job positions. In 2018, Universia Brazil recruited 3,084 students for internship positions and had over 15.2 million single users in its website.

Resilient and Inclusive Economy

Prospera Santander Microcrédito is oriented to formal and informal microentrepreneurs with the purpose of generating work and income. By means of a 100% digitalized service process, in addition to products intended to improve the business management, clients have access to services previously not available to them, such as property finance, consortium, and investments. As a result, in 2018, we disbursed more than R$1 billion (a 49% increase compared to our disbursements in the year ended December 31, 2017). We closed the year with more than 250 thousand active clients. Through the Parceiros em Ação Program, we trained more than 2,000 entrepreneurs, clients and non-clients, in low-income communities where Prospera Santander Microcredit is present.

Socio-Environmental Responsibility Policies

Our Socio-Environmental Responsibility Policy or PRSA meets the provisions of CMN Resolution no. 4.327/ 14 and SARB Regulation no. 14 of Febraban, it defines guidelines and consolidates specific policies for socio-environmental practices in business and relationships with the interested parties. These practices include socio-environmental opportunities, impacts and risk management related to subjects, such as suitability in granting and using credits, management of suppliers and socio-environmental risk analysis. We have the Senior Group of our PRSA, integrated by the vice-presidents of risks, human resources, communication, marketing, institutional relationships and sustainability, and the Compliance Officer. This Group is involved in the decision-making related to the PRSA and operates as a connection with the Executive Committee.

Recognitions

Our sustainability strategy and practices have been recognized by the inclusion of the Bank in the ninth consecutive year in the portfolio of Corporate Sustainability Index – ISE of B3. ISE highlights the companies with an accredited commitment to social responsibility and corporate sustainability. Other accreditations in 2018 include:

•	The inclusion of Santander Brasil as an integral part of the FTSE4Good Index Series;

•	The inclusion of Santander Brasil in the Vigeo Eiris Best Emerging Markets Performers Ranking;

•	With the case of Prospera Santander Microcrédito, we are accredited by UN as an important contributor to reach the Sustainable Development Goals;

•	Highlight on Guia Exame de Sustentabilidade promoted by "Revista Exame"; and

•	Accredited by CDP (Carbon Disclosure Project) as one of the major Brazilian leaders in climate changes, which achieved the major index among the companies of the financial sector.

In 2018, our practices contributed to the inclusion of Santander Group in the Dow Jones Sustainability Index (DJSI) one year more (third best bank in the world and the first in Europe).

Plastic Free Program

In February 2019, Santander Brazil announced to the market the decision to reduce the plastic consumption in the bank, by launching the #Desplastifique.

A study about the consumption of plastic at Santander Brazil pointed out that in 2018 almost 283 tons of plastic were consumed. Single-use products, those quickly discarded such as water glasses and bottles, were almost 73% of the total. Therefore, that is the reason why this will be the main focus of the project on phase one.

The implementation plan is based on three main pillars: a. Awareness, actions related to employee awareness; b. Influence, actions led by leadership; and c. Manifest, actions related to exposing the theme to society. Moreover, among the main actions, there will be engagement and communication initiatives such as bottles and mugs distribution by answering a quiz, as well as campaigns during “Santander week”, comprising lectures, plastic waste collection in different regions, etc.

The initial objective is to reduce the consumption of single-use plastic in administrative buildings by the end of 2019 and expand to the all branches by 2020. Santander has already contributed to reducing water, light and paper consumption in recent years and this program is another step toward becoming and even more responsible bank.

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

As of the date of this annual report, we own 568 trademarks in Brazil, 351 of which are owned by Santander Brasil, with the remaining 217 owned by other companies of the Group.

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

The consolidation of the Brazilian financial sector in the recent past, with the merger of large banks and the privatization of state-owned banks, led to increased competition in the Brazilian market for banking and financial services. According to the Brazilian Central Bank, in November 2018, there were 135 universal banks, 19 commercial banks and 12 investment banks, along with several brokers, leasing companies and other financial institutions operating in Brazil. Between 2011 and 2016, the Brazilian economy grew less than in prior years, with a contraction in 2015 and 2016, while delinquency rates, inflation and currency depreciation increased. Consequently, financial institutions operating in Brazil intensified their efforts to reduce their exposure to credit risk by increasing their provisions for credit losses, moving their credit portfolio from products with larger spreads (and therefore, increased credit risk) to products with lower risks (and therefore, lower spreads) and shifting to a more conservative product mix. Since 2017, the Brazilian economy began to recover with GDP growing by 1.3% in 2018.

Currently, there are five commercial financial institutions at the forefront of the Brazilian financial industry in terms of assets: Santander Brasil, Bradesco, Itaú Unibanco, Banco do Brasil and Caixa Econômica Federal. Together, these financial institutions accounted for 75.4% of the credit and 71.1% of the deposits available in the country in September 2018, according to the Brazilian Central Bank and the financial statements of the aforementioned banks.

See also, “Item 3. Key Information—D. Risk Factors— Risks Relating to the Brazilian Financial Services Industry and Our Business—The strong competitive environment in the Brazilian financial services market may adversely affect us, including our business prospects.”

Industry Transformation

Public Sector

Despite the privatizations and consolidations in the banking industry, the Brazilian government still controls commercial banks at both the state and federal levels. In addition to their significant roles as credit providers (with a 51.7% market share) and deposit takers (with a 41.8% market share, according to the Brazilian Central Bank, the state-owned banks also act as regional development agencies, with a strong position in markets such as housing and rural credit.

The three main financial institutions controlled by the federal government are:

•	Banco do Brasil, a full-service bank that offers a wide range of products to the public and private sectors, and runs public rural loans programs. It is the main financial agent of the Brazilian government;

•	Caixa Econômica Federal, a full-service bank, mainly involved in deposit taking, housing credit and urban infrastructure development; and

•	BNDES, a development bank that offers credit lines of medium and long-term financing at competitive interest rates to the private sector, especially the industrial sector. It operates with direct or indirect financing, through the transfer of resources to other state or privately owned financial institutions.

Private Sector

We consider two privately owned financial institutions to be our main competitors: Bradesco and Itaú Unibanco. Both have established brands and distribution capacity throughout the country, competing in every category of banking activity. Furthermore, we also face competition from local and regional banks that operate with commercial banking products in specific niches. In the Global Wholesale Banking, our competitors also include global financial institutions focused on investment banking services, which fill this role as a result of their experience in complex and structured operations, as well as their distribution network throughout Europe, North America and Asia.

Market Share

The following table shows the market share of the four leading financial institutions in Brazil at the dates indicated:

	Santander Brasil	Bradesco	Itaú Unibanco	Banco do Brasil
	(%)
Total assets(1)	8.9%	13.2%	17.0%	17.3%
Total loans(2)	9.4%	12.6%	11.7%	19.9%
Total deposits(2)	10.7%	13.8%	14.6%	13.8%

(1)	According to the IF report of the Brazilian Central Bank in September 2018.

(2)	According to the Brazilian Central Bank, reported and presented in accordance with BR GAAP (September 2018).

Brazilian Credit Market

The Brazilian credit market is based on two types of loans:

•	mandatory or earmarked credit, which is subject to government-controlled interest rates and follows rules for funding and destination defined by law; and

•	market-based credit, which is not subject to any constraints regarding interest rates, funding or resource allocation.

By the end of December 2018, 54.1% of the R$ 3.26 billion of total credit outstanding in Brazil was market-based credit, of which 53.7% were loans to individuals and 46.3% were corporate and SME loans:

	For the year ended December 31,
	2018	2017	2016
	(R$ billion)
Total outstanding loans	3,259	3,086	3,105
Earmarked credit	1,497	1,503	1,549
Market-based credit	1,762	1,583	1,556
Corporate and SME	815	732	747
Individuals	947	851	809

Source: Brazilian Central Bank.

Credit to Individuals

According to the Brazilian Central Bank, the total outstanding market-based credit for individuals increased at an average annual compounded rate, or “CAGR” of 5.0% between December 2013 and December 2018, reaching R$947.4 billion, or 29.1% of total loans in Brazil.

The following table shows the evolution of the main retail credit products offered to individuals:

	For the year ended December 31,
	2018	2017	2016	CAGR between December 2016 and December 2018
	(R$ billion, except for percentages)
Overdraft accounts	21.9	21.8	23.3	-3.1%
Payroll loans	336.8	310.5	287.6	8.2%
Personal loans	112.4	101.9	101.7	5.1%
Credit card	231.2	201.1	184.9	11.8%
Auto loans	170.3	150.8	144.8	8.4%
Mortgage loans (individuals only)	592.3	565.1	534.4	5.3%
Agricultural loans (individuals only)	192.4	176.2	162.5	8.8%
Others	133.3	121.6	121.3	4.8%
Total	1,790.6	1,649.0	1,560.5	7.1%

Source: Brazilian Central Bank.

Despite the economic recession in 2015 and 2016, the housing and real estate financing market continued to grow. According to the Brazilian Central Bank, the ratio of mortgage loans to GDP increased from 4.3% in December 2011 to 9.3% in September 2018. Government financing for housing and real estate accounts for approximately 27.8% of the retail credit market in Brazil, according to the Brazilian Central Bank. As of December 31, 2018, our market share was 5.7%.

Historically, the costs of market-based loans in Brazil have always been high due to the higher cost of the intermediation activity and high default rates. Payroll loans are a safer and more attractive type of market-based loan for individuals. As its payments are deducted directly from the borrower’s paycheck, it is considerably less risky and, therefore, has lower interest rates than unsecured consumer credit, and presented a CAGR of 15.2% between December 2013 and December 2018. As of December 31, 2018, payroll loans accounted for approximately 18.8% of the retail credit market in Brazil. As of December 31, 2018, we had 10.0% of the market share in payroll loans, according to the Brazilian Central Bank.

The auto loan market has very competitive interest rates and the market’s ability to access a low-cost source of funding is an important advantage. Thus, this market has been dominated by the large retail banks, which gradually assumed the business from the automakers’ lending arms. As this product is secured by the asset being financed, it tends to have lower default rates than other market-based products. The auto financing portfolio increased 18.7% in 2018 as a result of an improvement in the economic conditions in Brazil. As of December 31, 2018, we had a 24.1% market share according the Brazilian Central Bank.

The credit card market has relatively high default rates and, as a result, higher interest rates than other market-based products. The Brazilian Central Bank has been implementing measures to turn the product more competitive, reducing the cost to consumers. This market is dominated by the large retail banks, operating their own labels associated with international labels (such as Visa and MasterCard). As of December 31, 2018, we had 13.3% of the market share in credit cards in terms of turnover, according to the Brazilian Central Bank.

Corporate and SME Credit

The reduction of the SELIC rate, between 2016 and 2018, caused changes in the credit market for non-financial corporations, with a reduction in financial costs and new opportunities for raising funding. In this period, domestic demand for private securities increased and risk premiums declined, reducing the cost of funding for companies in the capital market. This movement allowed certain companies to exchange bank loans and international issues for debentures and commercial notes.

According to the Brazilian Central Bank data, the amount of loans granted to companies increased at a CAGR of 0.1% between December 2013 and December 2018, reaching R$1.4 trillion, or 45.1% of the total lending in Brazil. The main corporate products are BNDES loans and working capital loans, which account for 13.6% and 9.1%, respectively, of total loans in the country according to the Brazilian Central Bank.

Asset Management

According to ANBIMA, the asset management industry in Brazil increased at a CAGR of 13.4% between December 2013 and December 2018, reaching R$4.6 trillion of total assets. Retail funds represent 15.5% of this total and the open pension funds 17.7%. The largest players in the market are the large financial conglomerates but in recent years, the market is changing. The presence of new players, which operate digitally and with open platform, enabled a broader product offering that has been well accepted by customers. In response, the largest banks have been implementing similar services focused on this market.

As of December 31, 2018, we had a 5.4% market share with regard to assets under administration, according to ANBIMA.

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian financial system was established by Law 4,595, of December 31, 1964, as amended from time to time, or the “Banking Reform Law”. The Banking Reform Law created the CMN, responsible for establishing the general guidelines of the monetary, foreign currency and credit policies, as well as regulating the institutions of the financial system.

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

Brazilian Central Bank

The Brazilian Central Bank is responsible for implementation of the CMN policies related to foreign currency and credit, regulation of Brazilian financial institutions, including as regards the minimum capital and compulsory deposit requirements, disclosure of the transactions carried out by financial institutions, as well as their financial information and monitoring and regulation of foreign investments in Brazil. The Brazilian Central Bank has committees to address specific issues, noteworthy among which is the COPOM, which has the purpose of adopting measures to fulfill the inflation targets defined by the CMN and establishing monetary policy guidelines. The activity of the COPOM in the control of inflation targets includes the definition of the target for the SELIC Rate (the average rate for daily financing, backed by federal instruments, as assessed under the Special Settlement and Custody System) and publication of reports on the Brazilian economic and financial environment and projections for the inflation rate.

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

Principal Limitations and Obligations of Financial Institutions

In line with leading international standards of regulation, Brazilian financial institutions are subject to a series of limitations and obligations. In general, such limitations and obligations concern the offering of credit, the concentration of risk, investments, operating procedures, loans and other transactions in foreign currency, the administration of third-party funds and micro-credit. The restrictions and requirements for banking activities, established by applicable legislation and regulations, include the following:

•	No financial institution may operate in Brazil without the prior approval of the Brazilian Central Bank. In December 2017, the CMN enacted a new rule establishing that all such requests submitted to the Brazilian Central Bank must be approved within 12 months (subject to suspension of the term in some instances). In addition, foreign entities must be expressly authorized by a presidential decree to hold equity in a banking entity in Brazil;

•	A Brazilian financial institution may not hold direct or indirect equity interests in any company located in Brazil or abroad without prior approval of the Brazilian Central Bank. In addition, the corporate purpose of the company in which the financial institution invests shall be complementary or subsidiary to the activities carried out by the financial institution. The following do not depend on such prior approval: (i) equity interests typically held in the investment portfolios of investment banks, development banks, development agencies (agências de fomento) and full-service banks with investment or development portfolios and (ii) temporary equity interests not registered as permanent assets of the financial institution;

•	Brazilian financial institutions must submit for prior approval by the Brazilian Central Bank the corporate documents that govern their organization and operation, including but not limited to those related to capital increases, transfer of headquarters, opening, transfer or closing of branches (whether in Brazil or abroad), election of the members of the statutory bodies and any corporate restructuring or alteration in the composition of their equity control. In December 2017, the CMN enacted a new rule establishing all requests of change of control submitted to the Brazilian Central Bank must be approved within 12 months and all requests for changes to organizational documents mentioned above must be approved within three months (in both cases subject to suspension of the term in some instances);

•	Brazilian financial institutions must fulfill minimum capital and compulsory deposit requirements and must comply with certain operational limits;

•	A Brazilian financial institution may not own real estate, except for properties it occupies and subject to certain limitations imposed by the CMN. If a financial institution receives real estate, for example, in satisfaction of a debt, such property must be sold within one year, unless otherwise authorized by the Brazilian Central Bank;

•	Brazilian financial institutions must comply with the principles of selectivity, guarantee, liquidity and risk diversification;

•	A Brazilian financial institution cannot lend more than 25% of its Regulatory Capital (patrimônio de referência) to a single person or group;

•	According to the Banking Reform Law, a Brazilian financial institution cannot carry out credit transactions with (i) its controlling shareholders, directors and members of other statutory bodies (fiscal, advisory and other) and their respective spouses and relatives up to second degree, (ii) with the individuals or legal entities that hold a qualified interest (15% of the capital stock) in their capital, (iii) with the legal entities in which they have qualified interest (direct or indirect), (iv) with the legal entities in which they have effective operational control or preponderance in the deliberations, regardless of the equity interest, and (v) with the legal entities with common directors or members of the board of directors. Such prohibition does not apply, subject to limits and conditions established by the CMN through the enactment of Resolution No. 4,693 in October 2018, to: (i) transactions with a counterparty that has an officer or director in common with the financial institution providing credit, provided that the officer or director is considered an independent member in both entities; (ii) transactions carried out under market-compatible conditions, without additional benefits or different benefits when compared to the operations deferred to the institution to other customers with the same profile, (iii) credit operations that have as counterparty a financial institution that is part of the institution prudential conglomerate, provided that they contain contractual clauses of subordination, except in the case of overnight and loan transactions with other financial institutions specified by the law, (iv) the interbank deposits, according to the law, (v) the obligations assumed by related parties under the compensation and settlement services authorized by the Brazilian Central Bank or by the CVM and their respective counterparties, and (vi) other cases authorized by the CMN; the management of third-party assets must be segregated from other activities and must follow the regulations issued by the CVM. Accordingly, beginning in January 2019, when CMN Resolution No. 4,693 became effective, financial institutions have only been authorized to enter into credit transactions with related parties upon compliance with certain requirements as set out in the resolution. In summary, the resolution requires that any such transactions shall be carried out on an arm’s-length basis and must comply with the following thresholds for the institution’s net asset value (as adjusted by accumulated revenues and expenses and by deducting interest held in other domestic and foreign financial institutions), as measured on the credit transaction’s approval date and referring to the financial statements of the penultimate month to the approval date: (i) 10% for the sum of all of the related party transactions entered into by the financial institution, (ii) 1% for transactions with the same individual; and (iii) 5% for transactions with the same legal entity. CMN Resolution No. 4,693 defines “related parties” as: (i) the individuals and legal entities that control an institution, (ii) the officers and members of an institution’s statutory bodies, (iii) the spouse, partner and relatives, up to the second degree, of any of the preceding individuals, (iv) the individuals and legal entities holding qualified interests of 15% or more in an institution’s capital, and (v) the legal entities in which an institution either directly or indirectly holds qualified interest of 15% or more, in which it holds effective operational control or in which it has prevalence in decision making regardless of equity interest or the number of representatives the institution has on the legal entity’s board of directors or as officers. It defines “credit transactions” as including: (i) loans and financings, (ii) advanced payments, (iii) financial leases, (iv) any type of personal guarantees, (v) availability of credit lines and other credit commitments, (vi) credit transactions with funds pending disbursement, (vii) interbank deposits, and (viii) deposits and investments abroad with financial institutions or equivalent institutions. This rule also establishes certain additional permitted related party credit transactions and requires that the financial institutions subject to this new rule create a related parties transaction policy.

•	The total amount of the funds applied in permanent assets of the financial institutions cannot exceed 50% of their adjusted stockholders’ equity;

•	Brazilian financial institutions must comply with anti-money laundering and anti-corruption regulations;

•	Brazilian financial institutions must implement policies and internal procedures to control their systems of financial, operating and management information, as well as their conformity to all applicable regulations;

•	Brazilian financial institutions must implement a policy for remuneration of board members and executive officers that is compatible with their risk management policies. At least 50% of the variable compensation must be paid in stock or instruments based on stock and at least 40% of the variable compensation must be deferred for payment at least three years in the future;

•	The Banking Reform Law and specific regulations enacted by the CMN provide for the imposition of penalties on financial institutions in certain situations where applicable requirements, controls and requisites have not been observed. In addition, the Brazilian Central Bank may cancel the financial institution’s authorization to operate if the Brazilian Central Bank identifies at any time, in relation to a given financial institution: (i) habitual non-performance of the transactions considered to be essential for financial institutions, (ii) operational inactivity, (iii) non-establishment at the address provided to the Brazilian Central Bank, (iv) non-remittance to the Brazilian Central Bank for a period of more than four months, without acceptable justification, of the consolidated financial statements required by the applicable regulations, and (v) non-accomplishment of the business plan. The cancellation of an authorization for operation of a financial institution may only occur upon the establishment and processing of the appropriate administrative proceeding by the Brazilian Central Bank; and

•	In March 2018, the CMN enacted a new rule that prevents consumer banks, multiservice banks with commercial portfolios and savings banks from inhibiting in any way the offering of the following products or services by payment institutions and other institutions authorized by the Brazilian Central Bank to provide such services: (i) authorized debits by accountholders in any of the aforementioned institutions; (ii) issuance of payment slips (boletos de pagamento), a payment method widely adopted in Brazil which allows payment by means of a clearance receipt; (iii) electronic funds transfer (transferência eletrônica disponível - TED) and credit order documents (documentos de ordem de crédito - DOC), two categories of wire transfers available in Brazil with the most relevant difference among them being the time for settlement of the applicable order. The rule also creates certain requirements for permitting the authorization of debits into accounts (item (i)) through payment institutions.

Additionally, as part of the Santander Group and due to the global nature of our organization we are subject to related international rules.

Capital Adequacy and Leverage – Basel

Current Requirements

The Brazilian Central Bank supervises the Brazilian banking system in accordance with the Basel Committee on Banking Supervision, or “Basel Committee” guidelines and other applicable regulations, including the Basel II Accord, or “Basel II”, which was recently implemented in Brazil, and the Basel III Accord, or “Basel III”, which supplements and amends Basel II and is in the process of being implemented. For this purpose, banks provide the Brazilian Central Bank with the information necessary for it to perform its supervisory functions, which include supervising the changes in the solvency and the capital adequacy of banks.

The main principle that guides the directives set forth in Basel II and Basel III is that a bank’s own resources must cover its principal risks, including credit risk, market risk and operational risk.

Brazilian financial institutions are subject to capital measurement and standards based on a risk weighted asset ratio. The parameters of this methodology resemble the international framework for minimum capital measurements adopted by Basel II, except for certain differences (for instance, Basel II requires banks to have a capital to risk weighted assets ratio of at least 8.0%, while current Brazilian rules require minimum capital of 11.0% of risk weighted assets). Brazilian financial institutions’ Regulatory Capital is composed of two tiers. Tier I capital is represented by stockholders’ equity plus certain reserves, earned income and hybrid debt and capital instruments authorized by the Brazilian Central Bank. Tier II capital is represented by revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, preferred cumulative stock, certain subordinated debt and hybrid instruments and non-realized earnings related to available-for-sale securities market value adjustments.

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

In accordance with the Basel III standards, the Brazilian Central Bank created the Premium Principal Capital (Adicional de Capital Principal), which corresponds to additional capitals (buffers) that create additional capital reserves to be used in periods of stress. In accordance with CMN regulation, the Brazilian Central Bank is entitled to establish the percentage of the Premium Principal Capital within certain minimum and maximum limits previously set forth by the CMN, the final minimum and maximum limits being 2.5% and 5%, respectively, of the risk weighted asset ratio.

On December 29, 2014, the Brazilian Central Bank established that the amount of the Premium Principal Capital shall start at 0.625% of the risk weighted asset ratio as of January 1, 2016, and shall increase to 1.25% on January 1, 2017, 1.875% on January 1, 2018 and 2.5% on January 1, 2019.

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

The Basel III minimum capital index increased from the former 11% to a maximum of 13% as from 2019. The total index will be calculated as the sum of two parts: the Regulatory Capital and the Premium Principal Capital.

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

In November 2017, the CMN established a minimum limit for the Net Stable Funding Ratio (Índice de Liquidez de Longo Prazo, or “NSFR”) and the Leverage Ratio (Razão de Alavancagem, or “RA”) with which Brazilian financial institutions are required to comply. The NSFR corresponds to the ratio between the Available Stable Funds (Recursos Estáveis Disponíveis, or “ASF”) and the Required Stable Funds (Recursos Estáveis Requeridos, or “RSF”) of the financial institution. The financial institutions classified as “segment 1” for purposes of the application of prudential rules, as we are, must maintain, as from October 1, 2018, a minimum NSFR of 1.00. The RA consists of the ratio between the sum of the principal capital and the supplementary capital divided by the total liabilities of the financial institution as determined pursuant to applicable regulation. The financial institutions classified as “segment 1,” as we are, or “segment 2” for purposes of the application of prudential rules are required to maintain a minimum RA of 3% as from January 1, 2018.

The following table presents an estimate of the implementation schedule of the main changes related to capital adequacy and leverage expected as a result of Basel III, as established by the Brazilian Central Bank:

Parameters	2014	2015	2016	2017	2018	2019	As from 2020
Common equity	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Regulatory Capital	11.0%	11.0%	9.9%	9.3%	8.6%	8.0%	8.0%
Capital conservation buffer	0.0%	0.0%	0.6%	1.3%	1.9%	2.5%	2.5%
Countercyclical buffer	up to 0.6%	up to 1.3%	up to 1.9%	up to 2.5%	up to 2.5%	up to 2.5%	up to 2.5%

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

Systemically Important Financial Institutions

The assessment of the global systemic importance of financial institutions, or “IAISG” comprises the index of systemic importance, or “ISG” and the aggregate of ancillary indexes established by regulations issued by the Brazilian Central Bank, which take into account, among other things, amounts relating to certain current and long-term liabilities, deposits, financial transactions and revenues. The Brazilian Central Bank adopted the same components set out by the Basel Committee to calculate the ISG, including (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services provided; (iv) global or cross-jurisdictional activity; and (v) complexity, with each of these components receiving an equal weight in the assessment.

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

Other Applicable Laws and Regulations

Consolidated Enterprise Level (conglomerado prudencial)

Financial institutions must submit to the Brazilian Central Bank, monthly and semiannually, consolidated financial statements based on the “consolidated enterprise level” (conglomerado prudencial) of which the financial institution is a member, which serve as the basis for calculation of the required Regulatory Capital of the Brazilian institutions. The “consolidated enterprise level” includes data relative to the financial institutions and other institutions authorized to operate by the Brazilian Central Bank, administrators of consortia, payment institutions and credit factoring companies, including real estate credit, or of credit rights, such as mercantile foment companies, securitization companies and specific purpose companies, located in Brazil or abroad, as well as other legal entities headquartered in Brazil that have equity participation in the mentioned entities as their exclusive business purpose.

Segmentation for the Proportional Application of Prudential Regulation

In January 2017, the CMN enacted a resolution establishing segmentation for financial institutions, financial institution groups, and other institutions authorized to operate by the Brazilian Central Bank for the purposes of proportional application of the prudential regulation. The segmentation is based on the size, international activity and risk profile of members of each segment. Pursuant to the resolution, the segments are as follows:

(i)    Segment 1 comprises multiservice banks, commercial banks, investment banks, foreign exchange banks and savings banks with (a) an asset base equivalent or superior to 10% of Brazil’s GDP; or (b) which perform relevant international activities, irrespective of the size of the institution;

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

Regulation of Risk and Capital Management Structure

In February 2017, the CMN enacted a new rule, which unifies and expands the Brazilian regulation on risk and capital management for Brazilian financial institutions and other institutions authorized to operate by the Brazilian Central Bank. The new rule is also an effort to incorporate into Brazilian regulation new recommendations from the Basel Committee on Banking Supervision. The rule provides that risk management must be conducted through an integrated effort by the relevant entity (i.e., not only must risks be analyzed on an individual basis, but financial institutions and other institutions authorized to operate by the Brazilian Central Bank must also control and mitigate the adverse effects caused by the interaction between different risks). It also expands the rules and requirements on risk management governance and the competence and duties of the risk management officer.

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

Time Deposits (CDBs). The Brazilian Central Bank imposes a reserve requirement of 33% in relation to time deposits. Financial institutions must deposit an amount equivalent to the surplus of (i) R$3.6 billion for financial institutions with consolidated Tier 1 capital under R$3 billion; (ii) R$2.4 billion for financial institutions with consolidated Tier 1 capital between R$3 billion and R$10 billion; (iii) R$1.2 billion for financial institutions with consolidated Tier 1 capital between R$10 billion and R$15 billion; and (iv) zero for financial institutions with a Regulatory Capital greater than R$15 billion.

Demand Deposits. As a general rule, the Brazilian Central Bank imposes a reserve requirement of 21% in relation to demand deposits.

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

Brazilian financial institutions, as a general rule, may not have more than 25% of their Tier 1 Regulatory Capital allocated to credit and leasing transactions and guarantees extended to the same customer or group of customers acting jointly or representing the same economic interest. In addition, Brazilian financial institutions must comply with an exposure limit of 25% of their Regulatory Capital in connection with underwriting for or investments in securities of the same entity, its affiliates, or controlled or controlling companies. Repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution’s Regulatory Capital, as adjusted in accordance with Brazilian Central Bank regulations. A financial institution may carry out repurchase transactions in an amount of up to 30 times its Regulatory Capital. Within that limit, repurchase transactions involving private securities may not exceed five times the Regulatory Capital. Limits on repurchase transactions involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as determined by the Brazilian Central Bank.

The regulation issued by the Brazilian Central Bank with respect to the classification and valuation of securities and derivative financial instruments — including government securities — owned by financial institutions, based on the investment strategy of the financial institution, determined that securities and derivatives are to be classified into three categories: (i) trading; (ii) available for sale; and (iii) held to maturity.

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

In this respect, on June 31, 2018, the CMN enacted a rule providing that financial institutions categorized as “Segment 1” as per the Brazilian Central Bank’s classification system established in 2017 (which is our case) (1) may not have more than 25.0% of their Regulatory Capital allocated to a single legal or natural person, and (2) that the total exposure of such financial institutions to one individual customer may not exceed 600% of their Regulatory Capital allocated to focused exposure, that is 10% of their Regulatory Capital – Tier 1. All exposures subject to capital requirements are considered for purposes of this rule. The rule establishes the criteria for measurement of the exposures, definition of related parties, the acknowledgment of credit risk mitigators and a requirement to report compliance with the applicable limitations. The rule also subjects financial institutions categorized as segment 2, segment 3 or segment 4 to less restrictive rules.

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

In February 2018, the CMN enacted a rule amending rule CMN Rule No. 4,593/2017, which regulates the registration and deposit of financial instruments and securities by financial institutions as well as the provision of custody services by such institutions. Specifically, the new rule exempts from registration instruments representing credit operations of the financial institutions mentioned in Article 1 of CMN Rule No. 4,638/2018. The new rule also postpones the effective date of the mandatory deposit of financial instruments and securities of financial institutions in centralized deposit systems and the requirements for institutions providing custody services for such instruments.

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

Within the scope of SPB, the Brazilian Central Bank operates the Reserves Transfer System, or “STR” and the SELIC. STR is a system of transfer of funds with real-time gross settlement, which means that transfers are made at the processing time, one by one, and are subject to the existence of outstanding balance in the account. STR is composed of financial institutions, clearing and settlement houses and the National Treasury Office. SELIC is a system intended for custody of book-entry securities issued by the National Treasury Office and for the registration and settlement of transactions involving such securities.

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

Collection of Bank Fees

The collection of bank fees and commissions is extensively regulated by the rules that seek standardization of the collection of bank fees and of the costs of credit transactions for individuals. According to these rules, bank services to individuals are divided into the following four groups: (i) essential services; (ii) priority services; (iii) special services; and (iv) specific or differentiated services. Banks are not able to collect fees in exchange for supplying essential services to individuals with regard to checking accounts, such as (i) supplying a debit card; (ii) supplying 10 checks per month to account holders who meet the requirements to use checks, as per the applicable rules; (iii) supplying a second debit card (except in cases of loss, theft, damage and other reasons not caused by the bank); (iv) up to four withdrawals per month, which can be made at a branch of the bank, using checks or in ATM terminals; (v) supplying up to two statements describing the transactions during the month, to be obtained through ATM terminals; (vi) inquiries over the Internet; (vii) up to two transfers of funds between accounts held by the same bank, per month, at a branch, through ATM terminals or over the Internet; (viii) clearing checks; and (ix) supplying a consolidated statement describing, on a month-by-month basis, the fees charged over the preceding year with regard to checking accounts and savings accounts.

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

It is worth pointing out: (i) the prohibition against charging fees in cases of adhesion contracts amendments, except in the cases of asset replacement in leasing transactions, early liquidation or amortization, cancellation or termination; (ii) the prohibition against including services related to credit cards and other services not subject to fees in service packages that include priority, special and/or differentiated services; (iii) the requirement that subscription to service packages must be through a separate contract; (iv) the requirement that information given to the customer with respect to a service package must include the value of each service included in the package, the number of times that each service may be utilized per month, and the total price of the package; (v) the requirement that a customer’s annual banking statement must separately identify default interest, penalties and other costs charged on loans and leasing transactions; (vi) the requirement that registration fees cannot be cumulatively charged; and (vii) the requirement that overdraft fees can be charged, at most, once over the course of 30 days.

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

Payment Agents and Payment Arrangements

Since 2014, the CMN and the Brazilian Central Bank have powers to regulate payment mechanisms, players and transactions. The regulation issued by the Brazilian Central Bank, determines, among other aspects: (i) consumer protection, anti-money laundering compliance and risk prevention systems that should be observed by payment agents and payment arrangers; (ii) the procedures for incorporation, organization, authorization and operation of payment agents, as well as transfer of shareholding control, subject to the Brazilian Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the SPB; and (v) rules related to payment accounts, which are divided into prepaid and postpaid accounts and require the allocation of the totality of their balance to a special account at the Brazilian Central Bank or investment in government bonds.

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

Digitalization of Documents and Record Keeping

Financial institutions and other institutions authorized to operate by the Brazilian Central Bank may keep on their records digital documents instead of physical documents, provided that certain requirements to ensure the documents’ authenticity and validity are met such as recording (i) whether the physical document that originated the digital version was an original or a copy, (ii) the parameters to validate the document and select the technology used to ensure the security of the electronic documents, as well as the parameters to select the documents and (iii) as well as the parameters to select the documents that will continue being kept as hard documents on the institution’s files.

Anti-Money Laundering Regulations

Under the Brazilian Anti-Money Laundering Law, it is a crime to conceal or dissimulate the nature, origin, location, availability, transaction or ownership of assets, rights or amounts resulting, directly or indirectly, from any criminal offense, as well as their use in economic or financial activity and to participate in a group, association or office while being aware that its principal or secondary activities are directed toward the practice of such acts.

The Brazilian Anti-Money Laundering Law also created the Council of Control of Financial Activities (Conselho de Controle de Atividades Financeiras or “COAF”), which operates under the jurisdiction of the Ministry of Finance. The purpose of the COAF is to investigate, examine, identify and impose administrative sanctions in respect of any suspicious occurrences of illicit activities related to money laundering in Brazil. The COAF is composed of individuals with recognized competence in this area, appointed by the Minister of Finance, all of whom are nominated by each of the following entities: (i) the Brazilian Central Bank; (ii) the CVM; (iii) the SUSEP; (iv) the National Treasury Attorney-General’s Office; (v) the Brazilian Federal Revenue; (vi) the Federal Intelligence Agency; (vii) the Ministry of Foreign Affairs; (viii) the Ministry of Justice; (ix) the Federal Police Department; (x) the Ministry of Social Security; and (xi) the General Comptroller’s Office, one of whom will be the president, which shall be appointed by the President of Brazil on the basis of recommendations by the Minister of Finance.

Brazilian anti-money laundering legislation and applicable regulation issued by the CMN and the Brazilian Central Bank established that financial institutions must, among others:

•	keep up-to-date records regarding their permanent customers (including registration data, statements of purpose and nature of transactions, their financial capacity, as well as the verification of characterization of customers as politically exposed individuals);

•	adopt policies, procedures and internal controls;

•	record transactions involving Brazilian and foreign currency, securities, metals or any other asset that may be converted into money, including specific registries of issuances or recharging of prepaid cards;

•	keep records of transactions or groups of turnover of funds carried out by individuals or entities belonging to the same group or financial conglomerate, in a total amount that exceeds R$10,000 in a calendar month or which reveal a pattern of activity, amount or form that suggests a scheme to avoid identification, control and registration;

•	review transactions or proposals the features of which may indicate criminal intentions; and

•	keep records of every transfer of funds related to, among others (a) deposits, wire transfers and checks, and (b) the issuance of checks and payment orders, in amounts that exceed R$1,000.

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

Financial institutions must maintain specific records of (i) the transactions in cash (deposit, withdrawal, withdrawal by means of a prepaid card or request of provision for withdrawal) so as to enable the identification of a deposit in cash, withdrawal in cash, withdrawal in cash by means of a prepaid card, or request of provision for withdrawal, of (a) an amount equal to or greater than R$100,000 or (b) that presents evidence of concealment or dissimulation of the nature, of the origin, of the location, of the disposal, of the movement or of the ownership of assets, rights and valuables; and (ii) the issuances of cashier’s checks, funds electronic transfers (TED) or of any other instrument of transfer of funds upon payment in cash, for an amount equal to or greater than R$100,000.

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

Brazilian Anti-Corruption Law

Law No. 12,846 of August 1, 2013, Brazil’s new anti-corruption law, or “Brazilian Anti-Corruption Law”, entered into force on January 29, 2014. This law aims at fulfilling international commitments assumed by Brazil as a result of the ratification of various anti-corruption treaties, as well as meeting the population’s demands for the creation of more effective mechanisms to fight corruption at the public administration level. The Brazilian Anti-Corruption Law establishes that legal entities will have strict liability regardless of fault or willful misconduct for acts against the public administration carried out in their interest or for their benefit. Although known as the Anti-Corruption Law, this Law encompasses not only performance of acts of corruption but also performance of other injurious acts contrary to the Brazilian or foreign public administration.

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

Politically Exposed Individuals

Financial institutions and other institutions authorized by the Brazilian Central Bank to operate must take certain actions and have certain controls in order to establish business relationships with and to follow up on the financial transactions of customers who are deemed to be politically exposed individuals. The internal procedures developed and implemented for this purpose by financial institutions must be structured in such a way as to enable the identification of politically exposed individuals, as well as the origin of the funds involved in the transactions of such customers. One option is to verify the compatibility between the customer’s transactions and the net worth stated in such customer’s file.

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

The government of the Federal Republic of Brazil and the government of the United States of America executed an agreement on March 20, 2007, by means of which these governments established rules for the exchange of information relating to tax, or “2007 Agreement”. Under the 2007 Agreement, the Brazilian tax authority would be able to send information it receives by virtue of Section 5 of the Bank Secrecy Law to the U.S. tax authority.

Data Protection Requirements

The GDPA was published in the Federal Official Gazette on August 15, 2018 and was amended by Provisional Measure No. 869, issued by the President of Brazil in December 2018, or “MP 869/2018”. As amended by the MP 869/2018, the GDPA will take effect in August 2020 (the original effective date was February 2020, but MP 869/2018 postponed it for six months).

Before the GDPA, Brazil lacked regulations specific to data privacy and a data protection authority. Despite this, privacy has been generally protected through the Federal Constitution, the Civil Code (Law No. 10,406 of January 10, 2002), the Consumer Protection Code (Law No. 8,078 of September 11, 1990) and the Civil Rights Framework for the Internet (Law No. 12,965 of April 23, 2014 and the Decree 8,771 of May 11, 2016, also known as the Internet Law).

The GDPA brings about profound changes in the rules and regulations applicable to the processing of personal data processing, with a set of rules to be complied with in activities such as the collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons.

The GDPA has a wide range of applications and extends to individuals as well as private and public entities, regardless of the country where they are headquartered or where data are hosted, as long as (i) the data processing takes place in Brazil; (ii) the data processing activity is intended to offer or supply goods or services to, or to process data of individuals located in Brazil; or (iii) the subjects of the data are located in Brazil at the time their personal data are collected. The GDPA will apply irrespective of the industry or business when dealing with personal data and is not restricted to data processing activities performed through digital media and/or on the internet.

The GDPA sets out several rules related to data processing such as principles, requirements and duties imposed to data controllers and data processors; rights of data subjects; requirements in connection with cross-border transfers of data; obligation to appoint a data protection officer; data security and data breach notification; corporate governance practices and the regime for civil liabilities and penalties in case of a breach of the provisions of the GDPA. Penalties include warnings, blocking and erasure of data, public disclosure of the offense and fines of up to 2% of the economic group’s turnover in Brazil in the preceding year, capped at R$50 million per offense.

Moreover, MP 869/2018 created the Brazilian National Data Protection Authority, or “ANPD”, which will have powers and responsibilities analogous to the European data protection authorities, exercising a triple role of (i) investigation, comprising the power to issue norms and procedures, deliberate on the interpretation of the GDPA and request information of controllers and processors; (ii) enforcement, in cases of noncompliance with the law, through an administrative process; and (iii) education, with the responsibility to disseminate information about and foster knowledge of the GDPA and security measures, fostering standards for services and products that facilitate control of data, and elaborating studies on national and international practices for the protection of personal data and privacy, among others.

The ANPD has been assured technical independence, although it is subordinated to the Presidency of the Republic. It will be composed of five commissioners, to be appointed by the President of Brazil, and advised by a National Council for the Protection of Personal Data and Privacy, composed of 23 unpaid members.

Regulations on Cybersecurity

In April 2018, the CMN also issued regulations regarding cyber risks and cloud storage applicable to financial services following the public consultation held in 2017. According to these new rules, financial institutions must now follow certain cyber risk management and cloud outsourcing requirements which apply to the design and adaptation of internal controls. Policies and action plans to prevent and respond to cybersecurity incidents must be in place before May 2019, and fully compliant by December 2021. Data location and processing may occur inside or outside Brazil, but access to data stored abroad must be granted at all times to the Brazilian Central Bank for inspection purposes.

Auditing Requirements

The legislation and regulations issued by the CMN, CVM and B3 determine that the periodic financial statements of financial institutions must be audited by independent auditors (individuals or legal entities) that are registered with CVM and who meet the minimum requirements set forth by the Brazilian Central Bank, and that the financial statements must be presented together with an independent auditor’s report. Our financial statements are audited in accordance with International Standards on Auditing with regard to Brazilian GAAP and also on the standards of the Public Company Accounting Oversight Board with regard to IFRS as issued by the IASB, as required by the SEC. For purposes of the financial statements prepared according to Brazilian GAAP, as from January 2017 all financial institutions and other institutions authorized to operate by the Brazilian Central Bank are required to create provisions for all losses related to financial guarantees issued by them. As result of the auditing work, the independent auditor must prepare the following reports: (i) audit report, issuing an opinion regarding the accounting statements and the respective explanatory notes, including regarding the compliance with financial regulations issued by the CMN and the Brazilian Central Bank; (ii) an internal control system quality and adequacy evaluation report, including regarding electronic data processing and risk management systems, evidencing any identified deficiencies; (iii) a legal and regulatory provisions noncompliance report, regarding those which have, or may have, material impacts on the financial statements or on the audited financial institution’s operations; (iv) a limited assurance report, analyzing Santander Brasil’s Annual and Sustainability Report pursuant to the guidelines and requirements of the Global Reporting Initiative, or “GRI”; and (v) any other reports required by the Brazilian Central Bank, CVM and B3. The reports issued by independent auditors must be available for consultation upon request by the overseeing authorities.

Independent auditors and the audit committee, when established, individually or jointly, must formally notify the Brazilian Central Bank of the existence or evidence of error or fraud, within three business days of the identification of the respective occurrence, including:

•	noncompliance with legal rules and regulations that place the continuity of the audited entity at risk;

•	frauds of any amount perpetrated by the management of the institution;

•	material frauds perpetrated by the institution’s employees or third parties; and

•	errors that result in major incorrectness in the financial statements of the audited entity.

The executive office of the financial institution must inform the independent auditor and the fiscal council, when established, if any of the above situations occur.

CMN regulation also requires financial institutions and certain other entities holding Regulatory Capital equal to or greater than R$1 billion to create a corporate body designated as the “audit committee”.

To obtain more information concerning the audit committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Advisory Committees—Audit Committee.”

New Regulation on Internal Auditing of Financial Institutions

On June 29, 2017, the CMN enacted a new regulation establishing new guidelines for the implementation of internal audit controls for financial institutions. According to this new ruling, which will be effective as of December 31, 2017, financial institutions are required to establish and maintain internal audit activities compatible with their operational specifications, so that such internal bodies are able to perform an independent, autonomous and impartial audit of the quality and effectiveness of the institution’s internal systems. The new regulation also requires that these activities to be performed by a unit directly controlled by the institution’s board of directors. In addition, Provisional Measure No. 784 has established new responsibilities to internal and external independent auditors, who may now be held liable for failures of the financial institution’s internal control mechanisms.

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

Corporate Governance of Financial Institutions

In April 2017, the CMN issued a new resolution with the purpose of incorporating in the Brazilian regulatory framework principles and criteria on corporate governance of financial institutions established by the Basel Committee on Banking Supervision, through the “Core Principles for Effective Banking Supervision”. This measure is an additional step toward aligning the Brazilian regulatory framework applicable to financial institutions with international recommendations.

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

The compliance policy must be approved by the board of directors and the regulation also assigns to the board the responsibility to ensure the following: adequate management of the compliance policy throughout the institution, its effectiveness and continued application, its communication to all employees and services providers, as well as the dissemination of the integrity and ethical standards as part of the institutions culture. The board of directors is also responsible for ensuring the application of measures in case of noncompliance, and for providing the necessary means for the activities related to the compliance functions to be adequately conducted.

The entities subject to the new rule are required to adopt and implement a compliance policy in accordance with such requirements by December 31, 2017.

Consumer Protection

Relationships between consumers and financial institutions are governed by Law 8,078, dated September 11, 1990, or “Brazilian Consumer Protection Code”, which grants consumers certain rights and sets forth measures to be observed by suppliers, which must be complied with by financial institutions. The Brazilian Consumer Protection Code sets forth as consumer rights, among others, the assistance/facilitation in the defense of consumers’ rights, including through reverse burden of proof in their favor, and possibility of judicial review of contractual provisions deemed abusive.

Furthermore, banking regulation establishes procedures that financial institutions must observe when contracting any transactions, as well as when rendering services. We may highlight the following as examples of said procedures:

•	to timely provide the necessary information including rights, duties, responsibilities, costs or advantages, penalties and possible risks when carrying out a transaction or rendering a service to allow customers and users free choice and decision-making;

•	to timely provide, to the customer or user, agreements, receipts, statements, advice and other documents related to the transactions and services, as well as the possibility of timely cancellation of the agreements;

•	formalization of an adequate instrument setting forth the rights and obligations for opening, using and maintaining a postpaid payment account;

•	to forward a payment instrument to the customers’ or users’ residence or to enable the respective instrument only upon express request or authorization; and

•	identification of end users’ beneficiaries for payments or transfer in statements and bills of the payer, including in situations in which the payment service involves institutions participating in different payment arrangements.

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

Ombudsman

Financial institutions and other entities that are authorized to operate by the Brazilian Central Bank must have an ombudsman office. In 2015, the regulatory framework that regulates the ombudsman office of the entities authorized to operate by the Brazilian Central Bank was updated. The new framework aims at establishing a more effective and transparent ombudsman office that is able to provide better assistance to the financial institutions’ customers. An ombudsman office has the following attributes according the current regulation:

•	to provide last resort assistance in connection with customer claims that have not been resolved through the conventional customer service channels (including the banking correspondents and the customer service attendance channel-SAC);

•	to act as a communication channel between the financial institutions and their customers, including for dispute resolution; and

•	to keep management informed of its activities.

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

Certain amendments to the regulations governing the role of the ombudsman came into force in July 2018, including the requirements to implement a system for customers to be able to assess and report on the performance of the ombudsman office and a requirement for financial institutions to disclose the existence of the ombudsman through their channels of communication.

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

Investment funds may not:

•	have more than 10% of their net worth invested in securities of a single issuer that is a publicly held company (and that is not a financial institution), its controlling shareholders, subsidiaries and affiliates, or another investment fund;

•	have more than 20% of their net worth invested in securities issued by a financial institution (including the fund manager), its controlling shareholders, subsidiaries and affiliates; and

•	have more than 5% of their net worth invested in securities issued by an individual or private legal entity that is neither a publicly held company nor a financial institution authorized to operate by the Brazilian Central Bank.

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

Foreign Investment in Brazilian Financial Institutions

According to the Brazilian federal constitution, the acquisition of equity interests by foreign individuals or legal entities in the capital stock of Brazilian financial institutions is forbidden, unless permitted by bilateral international treaties or by the Brazilian government by means of a presidential decree. A presidential decree issued on November 13, 1997, issued in respect of Banco Meridional do Brasil S.A. (our legal predecessor) allows 100% foreign participation in our capital stock. Foreign investors may acquire the shares issued by Santander Brasil as a result of this decree. In addition, foreign investors may acquire publicly traded nonvoting shares of Brazilian financial institutions traded on a stock exchange or securities depositary receipts offered abroad representing shares without specific authorization.

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

Regulation of New Financial Institutions That Operate in Online Lending

In April 2018, the CMN issued a new rule providing for the establishment and operation of two new types of financial institutions specialized in lending by means of electronic platforms: the sociedade de crédito direto, or “SCD,” and the sociedade de empréstimo entre pessoas, or “SEP”. The business model of an SCD is characterized by the lending, financing and acquisition of receivables exclusively through an electronic platform, employing financial resources that originate solely from its own capital. This means that an SCD is prohibited from raising funds from the public or collecting deposits to be used in its financial activities. On the other hand, an SEP is a financial institution that, exclusively through an electronic platform, brings creditors and borrowers together into a peer-to-peer lending arrangement. By so doing, SEPs act as intermediaries in borrower-creditor transactions and relationships.

Bank Correspondents

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

There are no specific ratio or liquidity requirements under the Banks and Trust Companies Law, but the Cayman Islands Monetary Authority will expect observance of prudent banking practices, and the Banks and Trust Companies Law imposes a minimum net worth requirement of an amount equal to CI$400,000 (or, in the case of licensees holding a restricted category “B” or a restricted trust license, CI$20,000). As of December 31, 2018, CI$1 was equivalent to R$4.6967, according to the Brazilian Central Bank.

Luxembourg Banking Regulation

Branches of credit institutions from outside the European Union (“non-EU credit institutions”) must be licensed by the Luxembourg Minister of Finance under the law of 5 April 1993 on the financial sector, as amended, in order to operate in Luxembourg.

We have a branch in Luxembourg with its own staff and representative officers. Our Luxembourg branch is licensed as a Luxembourg branch of a non-EU credit institution and is duly registered with the Luxembourg Trade and Companies’ Registry. The branch, therefore, is duly authorized to carry on banking business in Luxembourg. Its registered offices are at 35F, avenue J.F. Kennedy, 2nd floor, L-1855 Luxembourg, Grand Duchy of Luxembourg.

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

Luxembourg law requires the Luxembourg branch to have a minimum endowment capital of €8,700,000 and the solvency, and liquidity requirements deriving, among others, from EU Regulation No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms apply to it.

Foreign Subsidiary

We established an independent subsidiary in Spain, Santander EFC, in order to complement our foreign trade strategy for corporate customers, which are composed of large Brazilian companies and their operations abroad. This allows us to provide financial products and services by means of an offshore entity, which is not established in a “tax haven,” such as our Cayman Islands branch, in accordance with Law No. 12,249, of June 11, 2010, and Brazilian Federal Revenue Normative Ruling No. 1,037, of June 4, 2010.

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

U.S. Banking Regulation

Financial Regulatory Reform

Banking statutes and regulations are continually under review by the United States Congress. In addition to laws and regulations, the U.S. bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance. Many changes have occurred as a result of the 2010 Dodd-Frank Act and its implementing regulations, most of which are now in place. More recently, the President of the United States issued an executive order in 2017 that sets forth principles for financial regulatory and legislative reform. In May 2018 the United States Congress passed, and President Trump signed into law EGRRCPA, which exempts bank holding companies with less than $100 billion in total consolidated assets from certain enhanced prudential standards, and may exempt bank holding companies with between $100 billion and $250 billion in total consolidated assets from certain enhanced prudential standards in 2019 at the Federal Reserve’s discretion. EGRRCPA made clear that the Federal Reserve retained the right to apply enhanced prudential standards to FBOs with greater than $100 billion in global total consolidated assets, such as Santander Spain, but the Federal Reserve has not yet proposed regulations to implement EGRRCPA for FBOs. While the final form of regulations implementing EGRRCPA for FBOs is unclear, it is possible that EGRRCPA and its implementing regulations will leave in place most enhanced prudential standards applicable to Santander Spain, and will have little direct impact on Santander Brasil.

Volcker Rule

Section 13 of the U.S. Bank Holding Company Act of 1956, as amended, and its implementing rules (collectively, the “Volcker Rule”) prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring or investing in “covered funds,” in each case subject to certain exceptions. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. Banking entities such as Santander Brasil and Santander Spain were required to bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement. Santander Spain has assessed how the Volcker Rule affects its businesses and subsidiaries, including Santander Brasil, and has brought its activities into compliance. Santander Brasil has adopted processes to establish, maintain, enforce, review and test the compliance program designed to achieve and maintain compliance with the Volcker Rule. The Volcker Rule contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, as well as certain foreign government obligations, and trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. Santander Spain’s non-U.S. banking organization subsidiaries, including Santander Brasil, are largely able to continue their activities outside the United States in reliance on the

“solely outside the U.S.” exemptions from the Volcker Rule. Those exemptions generally exempt proprietary trading, and sponsoring or investing in covered funds if, among other restrictions, the essential actions take place outside the United States and any transactions are not with U.S. persons.

On July 21, 2017, the five regulatory agencies charged with implementing the Volcker Rule announced the coordination of reviews of the treatment of certain foreign funds that are investment funds organized and offered outside of the United States and that are excluded from the definition of covered fund under the agencies’ implementing regulations. Also in July 2017, the Federal Reserve issued guidelines for banking entities seeking an extension to conform certain “seeding” investments in covered funds to the requirements of the Volcker Rule.

In May 2018, the five regulatory agencies charged with implementing the Volcker Rule released proposed amendments to the current Volcker Rule regulations. The proposal would tailor the Volcker Rule’s compliance requirements to the amount of a firm’s trading activity, revise the definition of a trading account, clarify certain key provisions in the Volcker Rule, and simplify the information that covered entities are required to provide to regulatory agencies. If adopted, the proposed changes regarding the definition of trading account would likely expand the scope of investing and trading activities subject to the Volcker Rule’s restrictions, although Santander Brasil would still largely rely on the “solely outside the U.S. exemption” to conduct its trading activities. Santander Spain will continue to monitor these Volcker Rule-related developments and assess their impact on its operations, including those of Santander Brasil, as necessary.

U.S. Anti-Money Laundering, Anti-Terrorist Financing, and Foreign Corrupt Practices Act Regulations

Santander Brasil, as a foreign private issuer whose securities are registered under the Exchange Act, is subject to the U.S. Foreign Corrupt Practices Act, or the “FCPA”. The FCPA generally prohibits such issuers and their directors, officers, employees and agents from using any means or instrumentality of U.S. interstate commerce in furtherance of any offer or payment of money to any foreign official or political party for the purpose of influencing a decision of such person in order to obtain or retain business. It also requires that the issuer maintain books and records and a system of internal accounting controls sufficient to provide reasonable assurance that accountability of assets is maintained and accurate financial statements can be prepared. Penalties, fines and imprisonment of Santander Brasil’s officers and/or directors can be imposed for violations of the FCPA.

Furthermore, Santander Brasil is subject to a variety of U.S. anti-money laundering and anti-terrorist financing laws and regulations, such as the Bank Secrecy Act of 1970, as amended, and the USA Patriot Act of 2001, as amended, and a violation of such laws and regulations may result in substantial penalties, fines and imprisonment of Santander Brasil’s officers and/or directors.

Antitrust Regulation

According to the Brazilian antitrust law, actions that concentrate market share must be previously submitted to CADE for approval if the following criteria are met: (i) at least one of the groups involved in the deal has posted annual gross revenues or volume of business equal to or over R$750 million, in Brazil, in the year prior to the transaction; and (ii) at least another group has posted annual gross revenues or volume of business equal to or over R$75 million, in Brazil, in the year prior to the transaction. Closing of a transaction without CADE’s approval will subject the parties to fines ranging from R$60,000 to R$60 million.

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

In December 2018, the Brazilian Central Bank and CADE approved a joint normative act establishing procedures with the purpose of increasing efficiency for their respective actions regarding antitrust matters. Pursuant to the joint normative act, the authorities are authorized to share information for the purposes of their respective activities and carry out meetings with each other to discuss matters requiring the regulatory cooperation between both authorities.

Insolvency Laws Concerning Financial Institutions

Financial institutions are subject to the proceedings established by Law 6,024 of March 13, 1974, or “Law 6024”, which establishes the applicable provisions in the event of intervention or extrajudicial liquidation by the Brazilian Central Bank, as well as to bankruptcy proceedings.

Intervention and extrajudicial liquidation occur when the Brazilian Central Bank has determined that the financial institution is in bad financial condition or upon the occurrence of events that may impact the creditors’ situation. Such measures are imposed by the Brazilian Central Bank in order to avoid the bankruptcy of the entity.

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

The intervention will cease if interested parties undertake to continue the economic activities of the financial institution, by presenting the necessary guarantees, as determined by the Brazilian Central Bank, when the situation of the entity is regularized as determined by the Brazilian Central Bank; or when extrajudicial liquidation or bankruptcy of the entity is ordered.

Intervention may also be ordered upon the request of a financial institution’s management.

Extrajudicial Liquidation

Extrajudicial liquidation is an administrative proceeding decreed by the Brazilian Central Bank (except that it is not applicable to financial institutions controlled by the Brazilian federal government) and conducted by a liquidator appointed by the Brazilian Central Bank. This extraordinary measure aims at terminating the activities of the affected financial institution, liquidating its assets and paying its liabilities, as in a judicially decreed bankruptcy. The Brazilian Central Bank will place a financial institution in extrajudicial liquidation if:

•	the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they become due, or upon the occurrence of an event that could indicate a state of insolvency under the rules of the Bankruptcy Law;

•	management seriously violates Brazilian banking laws, regulations or rulings;

•	the institution suffers a loss which subjects its unprivileged and unsecured creditors to severe risk; and/or

•	upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days or, if initiated, the Brazilian Central Bank determines that the pace of the liquidation may harm the institution’s creditors.

A request for liquidation procedures can also be filed on reasonable grounds by the officers of the respective financial institution or by the receiver appointed by the Brazilian Central Bank in the receivership procedure.

The decree of extrajudicial liquidation will: (i) suspend the actions or foreclose on rights and interests relating to the estate of the entity being liquidated, while no other actions or executions may be brought during the liquidation; (ii) accelerate the obligations of the entity; and (iii) interrupt the statute of limitations with regard to the obligations assumed by the institution.

Extrajudicial liquidation procedures may be terminated:

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

Temporary Special Administration Regime (Regime de Administração Especial Temporária or “RAET”)

In addition to the intervention procedures described above, the Brazilian Central Bank may also establish a RAET, under Law 9447, dated March 14, 1997 combined with Law 6,024/74, which is a less severe form of the Brazilian Central Bank intervention in private and nonfederal public financial institutions which allows institutions to continue to operate normally. The RAET may be ordered in the case of an institution that:

•	continually enters into recurrent operations that are against economic or financial policies set forth in federal law;

•	faces a shortage of assets;

•	fails to comply with the compulsory reserves rules;

•	reveals the existence of hidden liabilities;

•	experiences the occurrence of situations that cause receivership pursuant to current legislation;

•	has reckless or fraudulent management; or

•	carries out activities which call for an intervention.

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

There is no minimum term for a RAET, which ceases upon the occurrence of any of the following events: (i) acquisition by the Brazilian federal government of control of the financial institution, (ii) corporate restructuring, merger, spinoff, amalgamation or transfer of the controlling interest of the financial institution, (iii) decision by the Brazilian Central Bank, or (iv) declaration of extrajudicial liquidation of the financial institution.

Bankruptcy Law

Law No. 11,101, of February 9, 2005, as amended, or the “Bankruptcy Law”, regulates judicial reorganizations, out-of-court reorganizations and the bankruptcy of individuals and corporations that have occurred since 2005 and applies to financial institutions only with respect to the matters not specifically regulated by the intervention and extrajudicial liquidation regimes described above.

Repayment of Creditors in a Liquidation or Bankruptcy

In the event of extrajudicial liquidation or bankruptcy of a financial institution, creditors are paid pursuant to their priorities and privileges. Prepetition claims are paid on a ratable basis in the following order: labor credits; secured credits; tax credits; credits with special privileges; credits with general privileges; unsecured credits; contractual fines and pecuniary penalties for breach of administrative or criminal laws, including those of a tax nature; and subordinated credits.

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

The total amount of credit in the form of demand deposits, savings deposits, time deposits, deposits maintained in accounts blocked for transactions with checks (for the registration and control of funds relating to the rendering of services of payment of salaries, earnings, pensions), bills of exchange, real estate bills, mortgage bills, real estate credit bills and repurchase and resale agreements whose objects are instruments issued after March 8, 2012 by a company of the same group due to each customer by a financial institution (or by financial institutions of the same financial group) will be guaranteed by the FGC for up to a maximum of R$250,000 per customer. When the assets of the FGC reach 2% of the total amounts they guarantee, the CMN may temporarily suspend or reduce the contribution of financial institutions to the FGC. As from February 2016, credits of financial institutions and other institutions authorized to operate by the Brazilian Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC. In December 2017, the CMN enacted a new rule amending certain provisions of the FGC regulation among which includes the establishment of a limit of R$1 million per four-year period for the coverage of the credits of a certain creditor against the group of associated financial institutions.

Constitutional Amendment Regarding Social Security Welfare Reform

In February 2019, the Brazilian federal government submitted a proposal the Brazilian Congress for a constitutional amendment to effect a reform of Brazil’s social security system. The main purpose of this reform is to reduce public expenditures, including through: a reorganization of the general welfare system based on a capitalization principle, the adoption of progressive and distinct rates of social security contributions for employees, the increase of the minimum contribution time and women’s minimum age of retirement, the discontinuation of the right to retire after a given number of years of contributions to the system, the alteration of the nature of the welfare regime applicable to rural works, the alignment of the pensions conditions applicable to civil servants with those applicable to private sector employees, the reduction of the benefits for those who only fulfilled the minimum requirements, and the requirement for each federal entity to create private pension regimes for its own employees. As of the date of this annual report, the Brazilian Congress has just started review of the proposal and it is not possible to estimate if and when it will be approved, or what changes will be proposed.

Anti-Crime Package Proposal

In February 2019, the Brazilian federal government outlined plans for a proposed “anti-crime package.” The package includes the following measures: enforcement of sentences after conviction by an appeals court (without res judicata), certain procedural changes to jury trials, restrictions on oppositions to motion to reverse judgments (embargos infringentes) in acquittal cases, certain changes to the requirements for legitimate self-defense, harsher sentences for recidivists and those convicted of active or passive bribery, embezzlement, heinous crimes or criminal organization, among others, a widening of the definition of criminal organization, measures to enhance the government’s ability to seize the proceeds of criminal activities and, to enable use of assets seized by public security agencies, measures to stay the counting of the statute of limitation while a person is serving a sentence abroad or when motion for clarification or appeals to high courts are pending judgment, measures to allow for the use of non-prosecution agreements for non-violent crimes with sentences of less than four years, to enable settlement agreements in malfeasance in office actions, for example, by means of plea bargaining or lenience agreements, to facilitate the judgment of crimes with electoral effects, measures to introduce new rules relating to whistleblowers (in order to protect the identities of such persons and ensure they can receive rewards in certain circumstances). As of the date of this annual report, the Brazilian Congress has just started review of the proposal and it is not possible to estimate if and when it will be approved, or what changes will be proposed.

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

Law 13,506 applies to entities authorized or supervised by the Brazilian Central Bank or by the CVM, as well as to market participants. Some of the key aspects of Law 13,506 are that: (i) it increases the maximum fine applicable by the Brazilian Central Bank from R$250,000 to R$2 billion or 0.5% of the revenues of the company arising from services and financial products in the year prior to the violation; (ii) it increases the maximum fine applicable by the CVM from R$500,000 to R$50 million; (iii) it makes additional types of violations subject to penalties; (iv) it provides that the penalty of “public admonition” may be cumulative to other penalties applicable by the Brazilian Central Bank; (v) it provides that Brazilian Central Bank may enter into cease-and-desist commitments; and (vi) it provides that the Brazilian Central Bank and the CVM may enter into administrative agreements similar to leniency agreements.

Taxation

Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)

The IRPJ is calculated at a rate of 15.0%, plus a surtax of 10.0% which is levied on profits exceeding the amount of R$240,000 per year and the CSLL is calculated at a rate of 15.0% for financial institutions and 9.0% for companies, after adjustments determined by the tax legislation. For the years of 2015 to 2018 the CSLL rate was 20%.

Deferred tax assets and liabilities are recorded based on temporary differences between the book basis and tax basis of assets and liabilities, tax losses, and adjustments to fair value of securities and derivatives.

According to the requirements in the current regulations, the expected realization of deferred tax assets is based on projections of future results and a technical study approved by the board of directors of Santander Brasil.

The changes introduced by Law No. 11,638/2007 and by Law No. 11,941/2009 (Articles 37 and 38), which modified the criteria for recognizing revenues, costs and expenses considered in the determination of net income, had no effect for purposes of determining the taxable profit for a legal entity which opted for the transitional tax regime (“RTT”), being used for tax purposes the regulations in effect on December 31, 2007. The tax effects on the adoption of such rules are recorded in the corresponding deferred assets and liabilities for accounting purposes.

The RTT expired in 2015 by virtue of Law 12,973.

Tax on Services (ISS)

Each of the municipalities of Brazil and the Federal District are responsible for establishing the applicable ISS rate, which is charged on the value of services provided by us where we have branches or administrative centers. The rates vary from 2.0% to 5.0% and depend on the nature of the service.

On December 30, 2016, Supplementary Law No. 157/2016 was enacted, establishing a minimum rate of 2.0% for these types of taxes (without any reductions or deductions allowed). Supplementary Law No. 157/2016 provides that the ISS owed by credit card managing companies (administradoras de cartões de créditos) should be paid to the municipality in which the service taker is located and where the corresponding POS equipment has been registered. In addition, it also determined that the following services are subject to ISS in the municipality in which the service taker is located: (i) card management; (ii) leasing; (iii) fund management; and (iv) syndicate activities. Before enactment of the aforementioned Law, ISS was due in the municipality in which the service provider was located (irrespective of where the service taker was located). With this new legislation, ISS rates may vary depending on where the service taker is located.

There are several complications that may arise from this new legislation, including (i) as service takers are generally located in several municipalities, it is logistically difficult to comply and collect the taxes; and (ii) there are situations where the municipality of the service taker is not easily identifiable by the credit card company (e.g. online transactions situations).

Since the ISS is a municipal tax, the rule must be regulated by each municipality in order to be enforceable. This new rule is only applicable to triggering events occurring from 2018 onwards, when the municipal regulations to the Supplementary Law No. 157 come into force. On March 23, 2018, the Brazilian Supreme Court suspended the application of the Supplementary Law No. 157.

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

The nonfinancial entities are taxed at the rates of 1.65% and 7.6% of PIS and COFINS, respectively, and are subject to noncumulative incidence, which consists of deduction of certain expenses from the tax base as allowed by law.

Recent Amendments to the Brazilian Federal Tax Legislation

On May 14, 2014, Law No. 12,973 (the “2014 Tax Law”) was enacted, amending federal tax legislation with respect to IRPJ, CSLL, PIS and COFINS. The 2014 Tax Law governs the following matters, among others:

•	the tax effects connected with IFRS;

•	the revocation of the transitory tax regime RTT, which was implemented to temporarily neutralize the tax effects related to IFRS until enactment of the 2014 Tax Law;

•	the valuation of controlled companies using the equity accounting method, including new provisions for the tax treatment applicable to goodwill or to the discount paid upon the investment in those entities;

•	the tax regime applicable to profits, dividends and interest on net equity paid by Brazilian companies;

•	creation of a new regime for controlled foreign companies rules and the consequent tax effects arising from income earned abroad by Brazilian subsidiaries or affiliates; and

•	a new tax base for PIS and COFINS for financial institutions that includes the revenues from core activities of these companies.

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
0% on transactions with equity securities and certain debt securities, such as debentures and real estate and agribusiness receivables (CRI / CRA).
1% per day on transactions with fixed income derived from federal, state, or municipal public and private bonds, and fixed income investment funds limited to certain percentages of the income raised from investment. This rate is reduced to zero from the 30th day following the acquisition date of the investment and on repurchase agreements carried out by financial

Transaction(1)	Maximum Legal Rate	Current Rate
		institutions and other institutions authorized by the Brazilian Central Bank with debentures issued by institutions belonging to the same group (Decree No. 8,731/2016).
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
		6.38% on purchase of travelers´ checks or loading of international prepaid card as from December 28, 2013.
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
		0% for interbank transactions.

Transaction(1)	Maximum Legal Rate	Current Rate
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
0% for exchange transactions for the inflow and outflow of funds invested by foreign investors, including by means of simultaneous foreign exchange transactions, in certificates of deposit of securities, known as Brazilian depositary receipts (BDR’s).
0% for simultaneous exchange transactions, for the inflow of funds by foreign investors derived from the conversion of direct investments in Brazil made pursuant to Law 4,131/62 into investments in stock tradable in stock exchanges as from May 2, 2016.
0% for revenues related to the export of goods and services transactions.
The applicable rate is 1.10% for acquisitions of foreign currency (Decree No. 8,731/2016). 1.10% applicable to remittances to foreign bank account owned by Brazilian residents, as from March 3, 2018.

(1)	The transactions mentioned in the table are for illustration purposes and do not reflect an exhaustive list of transactions subject to the IOF.

(2)	There are some exemptions or specific cases in which the applicable rate is zero.

FATCA

The Foreign Account Tax Compliance Act, or “FATCA,” became law in the United States on March 18, 2010. The legislation requires foreign financial institutions, or “FFIs,” (such as Santander Brasil) to enter into an FFI agreement under which they agree to identify and provide the U.S. Internal Revenue Service, or “IRS,” with information on accounts held by U.S. persons and certain U.S.-owned foreign entities, or otherwise face a 30% withholding tax on certain U.S. source withholdable payments. In addition, FFIs that have entered into an FFI agreement will be required to withhold on such payments made to FFIs that have not entered into an FFI agreement, account holders who fail to provide sufficient information to classify an account as a U.S. or non-U.S. account, and U.S. account holders who do not agree to the FFI reporting their accounts to the IRS.

On September 23, 2014, Brazil and the United States announced that they entered into an intergovernmental agreement, or “IGA”, which became effective in Brazil by virtue of Decree No. 8,506 as of August 24, 2015. The aim of the IGA is to improve international tax compliance and implement FATCA. The IGA establishes an automatic annual bilateral exchange of information with the U.S. tax authorities. Under this agreement, Brazilian financial institutions will generally be required to provide certain information about their U.S. account holders to the Brazilian tax authorities (Receita Federal do Brasil), which will share that information with the IRS.

Complying with the required identification, withholding and reporting obligations requires significant investment in an FFI’s compliance and reporting framework. We are continuing to follow developments regarding FATCA closely and are coordinating with all relevant authorities.

Common Reporting Standard

On December 28, 2016, Normative Ruling No. 1,680 was enacted, introducing the Common Reporting Standard in Brazil. The Common Reporting Standard provides for certain account reporting obligations similar to those existing under FATCA. It was created in the context of the Organization for Economic Co-operation and Development’s Base Erosion and Profit Shifting project, which is aimed at reducing tax avoidance. Normative Ruling No. 1,680 applies to legal entities required to present the e-Financeira pursuant to Normative Ruling No. 1,571, dated July 2, 2016.

On the same date, the Normative Ruling No. 1,681 was enacted providing for the obligation to annually deliver the “Country to Country Statement,” an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service, or “RFB” as a measure to expand information exchange and improve the level of international tax transparency. This new regulation should not have any impact on Santander Brasil, since, as it is controlled by a legal entity resident in Spain, it is not required by the Brazilian regulation to present such statement.

Taxation

Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)

The IRPJ is calculated at a rate of 15.0%, plus a surtax of 10.0% which is levied on profits exceeding the amount of R$240,000 per year and the CSLL is calculated at a rate of 15.0% for financial institutions and 9.0% for companies, after adjustments determined by the tax legislation.

CSLL tax rate was 20.0% until 2018. Law 7689/88, article 3rd, I, rewritten by Law 13169/15 determined such tax rate would be changed to 15.0% from January 1st, 2019.

Deferred tax assets and liabilities are measured based on temporary differences between the book basis and tax basis of assets and liabilities, tax losses, and adjustments to fair value of securities and derivatives.

According to the requirements in the current regulations, the expected realization of deferred tax assets is based on projections of future results and a technical study approved by the Directors of Santander Brasil.

Tax on Services (ISS)

Each of the Municipalities of Brazil and the Federal District are responsible for establishing the applicable ISS rate, which is charged on the value of services provided by the company, to the municipality where the service renderer is located. The rates vary from 2.0% to 5.0% and depend on the nature of the service.

On December 30, 2016, Complementary Law No. 157/2016 was enacted. This new legislation establishes a minimum rate of 2.0% for these types of taxes, no reductions or deductions being permitted. This Law provides that the following services are subject to ISS in the municipality in which the service taker is located: (i) card management, including POS services, that may be paid to the municipality where the corresponding POS device has been registered; (ii) leasing; (iii) fund management; and (iv) consortium.

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

Since the ISS is a municipal tax, the rule must be regulated by each municipality in order to be enforceable. This new rule is only applicable to triggering events occurring from 2018 onwards, when the municipal regulations to the Supplementary Law No. 157 come into force.

On March 23, 2018, the Brazilian Supreme Court suspended the application of the Supplementary Law No. 157. It is still suspended.

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

Tax on Financial Transactions (IOF)

IOF is a tax levied on credit, currency exchange, insurance and securities transactions and it is imposed on the following transactions and at the following rates:

Transaction(1)	Maximum Legal Rate	Present Rate
Credit extended by financial institutions and non-financial entities	1.5% or 3%	0.0041% per day for loans contracted by legal entities and 0.0082% per day for individuals capped at 365 days. An additional 0.38% rate is applicable in both cases.

Transactions relating to securities(2)	1.5% per day	0.5% per day for certain investment funds.

0% on transactions with equity securities and certain debt securities, such as debentures and real estate receivables and agribusiness (CRI / CRA).

Transaction(1)	Maximum Legal Rate	Present Rate
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

		0% on the assignment of securities to permit the issuance of Depositary Receipts abroad.

Transactions relating to derivatives	25.0%	Although the maximum rate is 25%, it has been reduced to zero at this moment.

Insurance transactions entered into by insurance companies	25%	2.38% for health insurance.

		0.38% for life insurance.

		7.38% for other types of insurance.

Foreign exchange transactions(2)	25%	0.38% (general rule).

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

Transaction(1)	Maximum Legal Rate	Present Rate
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

0% for simultaneous exchange transactions, for the inflow of funds by foreign investors derived from the conversion of direct investments in Brazil made pursuant to Law 4,131/62 into investments in stock tradable in stock exchanges, as from May, 2nd, 2016.

0% for revenues related to the export of goods and services transactions.

The applicable rate is 1.10% for acquisitions of foreign currency (Decree 8,731/2016).

The applicable rate for credit on a foreign bank account belonging to a resident in Brazil is 1.10%, as from March, 3rd, 2018.

(1)	The transactions mentioned in the table are for illustration purposes and do not reflect an exhaustive list of transactions subject to the IOF.

(2)	There are some exemptions or specific cases in which the applicable rate is zero.

Income Tax Levied on Capital Gains

Law 13,259, of March 16, 2016, “Law 13,259/16,” introduced the application of progressive tax rates for income taxation over capital gains recognized by Brazilian individuals and by holders that are not domiciled in Brazil for purposes of Brazilian taxation, or “Non-Resident Holders,” on the disposition of assets in general. Under Law 13,259/16, the income tax rates applicable to capital gains realized by these investors would be: (i) 15% for the portion of the gains up to R$5 million, (ii) 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million.

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

New Income Tax Bylaw (RIR/18)

Decree 9580/18, published in November, 2018, revoked and replaced RIR/99.

The new RIR/18 consolidates rules regarding Income Tax published until December 31st, 2016.

It includes several rule changes occurred over time, such as transfer pricing and thin cap rules, financial products’ taxation and corporate income tax changes brought by Law 12973/2014, listed below:

•	Tax effects connected to IFRS;

•	Transitional Tax Regime (RTT) revocation, which was implemented in order to neutralize temporarily the effects related to IFRS until Law 12973 was enacted;

•	Equity-method company valuation, including new provision to tax treatment on goodwill or the discount paid on these entities investments;

•	Tax regimen applicable to profits, dividends and interests on equity by Brazilian companies;

•	Creation of new tax regimen regarding foreign controlled companies (CFC rules) e its effects on taxation arising from the profits earned abroad by these companies; and

•	A new PIS/COFINS calculation basis for financial institutions, including income from essential activity.

If a tax reform is enacted, altering income tax legislation deeply, the new RIR/18 will need to be reviewed once again.

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

As we are part of the Santander Group, we must also disclose the exposure of other entities of the Santander Group to Iran. The following activities are disclosed in response to Section 13(r) with respect to the Santander Group and its affiliates. During the period covered by this annual report:

(a)    Santander UK holds two savings accounts and one current account for two customers. Both of the customers, who are resident in the UK, are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2018 were negligible relative to the overall profits of Banco Santander SA.

(b)    During the period covered by this annual report, Santander UK held one savings account with a balance of £1.24, and one current account with a balance of £1,884.53 for another customer resident in the UK who is currently designated by the US under the SDGT sanctions program. The customer relationship pre-dates the designations of the customer under these sanctions. The United Nations and European Union removed this customer from their equivalent sanctions lists in 2008. Santander UK determined to put a block on these accounts and the accounts were subsequently closed on January 14, 2019. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2018 were negligible relative to the overall profits of Banco Santander SA.

(c)    Santander UK holds two frozen current accounts for two UK nationals who are designated by the US under the SDGT sanctions program. The accounts held by each customer have been frozen since their designation and have remained frozen through 2018. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK Collections & Recoveries department. No revenues or profits were generated by Santander UK on these accounts in the year ended December 31, 2018.

(d)    The Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2018, which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

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

The selected statistical information set forth below includes information at and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 extracted from the audited financial statements prepared in conformity with IFRS as issued by the IASB. See “Presentation of Financial and Other Information” and “Item 3. Key Information-A. Selected Financial Data.”

Average Balance Sheet and Interest Rates

The following tables show our average balances and interest rates for each of the periods presented. With respect to the tables below and the tables under “—Changes in Net Interest Income – Volume and Rate Analysis” and “—Assets—Earning Assets–Yield Spread,” (i) we have stated average balances on a gross basis, before netting impairment losses, except for the total average asset figures, which include such netting, and (ii) all average data have been calculated using month-end balances, which is not significantly different from having used daily averages. We stop accruing interest on loans once they are more than 60 days past due. All our non-accrual loans are included in the table below under “Other assets.”

	For the Year Ended December 31,
	2018			2017			2016
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Assets and Interest
Income
Cash and balances with the Brazilian Central Bank	81,018	5,096	6.3%	105,301	5,954	5.7%	99,374	7,316	7.4%
Loans and amounts due from credit institutions	56,093	2,978	5.3%	23,460	5,107	21.8%	33,982	7,473	22.0%
Loans and advances to customers	304,633	46,471	15.3%	277,797	44,507	16.0%	239,762	43,978	18.3%
Debt instruments	164,111	13,629	8.3%	146,822	13,457	9.2%	128,105	14,783	11.5%
Other interest – earning assets	-	2,304	-	-	2,393	-	-	3,597	-
Total interest – earning assets	605,855	70,478	11.6%	553,380	71,418	12.9%	501,223	77,146	15.4%
Equity instruments	1,213	33	2.7%	1,871	83	4.4%	2,195	259	11.8%
Investments in associates	963	-	-	987	-	-	878	-	-
Total earning assets	608,031	70,511	11.6%	556,238	71,501	12.9%	504,296	77,405	15.3%
Cash and balances with the Brazilian Central Bank	4,351	-	-	4,569	-	-	2,995	-	-
Loans and amounts due from credit institutions	1,676	-	-	2,455	-	-	1,737	-	-
Impairment losses	(21,056)	-	-	(18,169)	-	-	(15,539)	-	-
Other assets	56,276	-	-	55,648	-	-	75,540	-	-
Tangible assets	6,414	-	-	6,484	-	-	6,786	-	-
Intangible assets	29,839	-	-	30,286	-	-	29,832	-	-
Total average assets	685,531	70,511	10.3%	637,511	71,501	11.2%	605,646	77,405	12.8%
Liabilities and Interest Expense
Deposits from the Brazilian Central Bank and Deposits from credit institutions	95,217	5,367	5.6%	81,797	3,783	4.6%	68,761	3,370	4.9%
Customer deposits	285,694	13,577	4.8%	244,364	19,491	8.0%	229,645	25,693	11.2%
Marketable debt securities	71,525	4,607	6.4%	82,055	7,901	9.6%	95,760	12,213	12.8%
Subordinated debts	10,952	630	5.8%	8,599	548	6.4%	13,901	1,233	8.9%
Other interest-bearing liabilities	-	4,376	-	-	4,456	-	-	3,759	-
Total interest-bearing liabilities	463,388	28,557	6.2%	416,816	36,179	8.7%	408,067	46,268	11.3%
Noninterest bearing demand deposits	11,127	-	-	64	-	-	15,393	-	-
Other liabilities	121,198	-	-	117,161	-	-	97,283	-	-
Non-controlling interests	555	-	-	745	-	-	638	-	-
Stockholders’ Equity	89,263	-	-	87,868	-	-	84,283	-	-
Total average liabilities and equity	685,531	28,557	4.2%	638,983	36,179	5.7%	605,664	46,268	7.6%

Changes in Net Interest Income – Volume and Rate Analysis

The following tables present the changes in our net interest income allocated between changes in average volume and changes in average rate for the year ended December 31, 2018, compared to the year ended December 31, 2017, and for the year ended December 31, 2017 compared to the year ended December 31, 2016. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the Years Ended 2018/2017			For the Years Ended 2017/2016
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest and Similar Income
Interest-earning assets
Cash and balances with the Brazilian Central Bank	(1,477)	619	(858)	427	(1,789)	(1,362)
Loans and amounts due from credit institutions	3,624	(5,753)	(2,129)	(1,482)	(884)	(2,365)
Loans and advances to customers	4,162	(2,198)	1,964	6,103	(5,574)	529
Debt instruments	1,502	(1,330)	172	1,975	(3,302)	(1,326)
Other interest-earning assets	(89)	-	(89)	(1,200)	-	(1,200)
Total interest-earning assets	7,722	(8,662)	(940)	5,823	(11,548)	(5,724)
Equity Instruments	(24)	(26)	(50)	(34)	(141)	(175)
Total earning assets	7,698	(8,688)	(990)	5,790	(11,689)	(5,899)
Interest Expense and Similar Charges
Interest-bearing liabilities
Deposits from the Brazilian Central Bank and Deposits from credit institutions	679	905	1,584	611	(198)	413
Customer deposits	2,903	(8,817)	(5,914)	1,561	(7,763)	(6,202)
Marketable debt securities	(920)	(2,374)	(3,294)	(1,590)	(2,722)	(4,312)
Subordinated liabilities	139	(57)	82	(394)	(291)	(685)
Other interest-bearing liabilities	(80)	-	(80)	697	-	697
Total interest-bearing liabilities	2,721	(10,343)	(7,622)	(885)	(10,974)	(10,089)

Assets

Earning Assets – Yield Spread

The following table analyzes our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the Year Ended December 31,
	2018	2017	2016
	(in millions of R$, except percentages)
Average earning assets	605,855	553,380	504,296
Interest and dividends on equity securities(1)	70,511	71,501	77,405
Net interest income	41,954	35,322	31,137
Gross yield(2)	11.6%	12.9%	15.3%
Net yield(3)	6.9%	6.4%	6.2%
Yield spread(4)	5.4%	4.0%	4.0%

(*)	Yield information does not give effect to changes in fair value that are reflected as a component of stockholder’s equity.

(1)	Total earning assets plus dividends from companies accounted for by the equity method (equity instruments).

(2)	Gross yield is the amount of “Interest and dividends on equity securities” divided by “Average earning assets.”

(3)	Net yield is the amount of “Net interest income” divided by “Average earning assets.”

(4)	Yield spread is the difference between the average rate of “Total earning asset” and the average rate of “Total interest-bearing liabilities.”

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	For the Year Ended December 31,
	2018	2017	2016
ROA: Return on average total assets	1.9%	1.4%	1.2%
ROE: Return on average stockholders’ equity	14.3%	10.4%	8.9%
ROE (adjusted) (1)	21.0%	15.4%	13.3%
Average stockholders’ equity as a percentage of average total assets	13.0%	13.8%	13.9%
Payout(2)	52.5%	70.7%	71.6%

(1)	“Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” is a non-GAAP financial measure which adjusts “Return on average stockholders’ equity” to exclude the goodwill arising from the acquisition of Banco Real in 2008. See “Item 3. Key Information—A. Selected Financial Data—Selected Consolidated Ratios” for a reconciliation of “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” to “Return on average stockholders’ equity.”

(2)	Dividend payout ratio (dividends declared per preferred share divided by net income per preferred share).

Interest-Earning Assets (other than Loans)

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the Year Ended December 31,
	2018	2017	2016
Cash and balances with the Brazilian Central Bank	13.4%	19.0%	19.8%
Loans and amounts due from credit institutions (1)	9.3%	4.2%	6.8%
Loans and advances to customers	50.3%	50.2%	47.8%
Debt instruments	27.0%	26.5%	25.6%
Total interest-earning assets	100%	100%	100%

(1)	In 2018, the balances related to the compulsory deposits on time deposits were reclassified from Cash and balances with the Brazilian Central Bank for a better presentation and, consequently, the respective comparative balances were reclassified. See notes 4 and 5 to our consolidated financial statements.

Loans and Amounts Due from Credit Institutions

The following table shows our short-term funds deposited with other banks at each of the dates indicated.

	For the Year Ended December 31,
	2018	2017	2016
	(in millions of R$)
Time deposits (1)	64,548	53,128	53,214
Reverse repurchase agreements	3,729	271	848
Escrow deposits	10,183	10,136	9,836
Other accounts	1,161	1,744	2,014
Total	79,621	65,279	65,913
(1)	In 2018, the balances related to the compulsory deposits on time deposits were reclassified from Cash and balances with the Brazilian Central Bank for a better presentation and, consequently, the respective comparative balances were reclassified. See notes 4 and 5 to our consolidated financial statements.

Investment Securities

As of December 31, 2018 and 2017, the book value of investment securities was R$177 billion and R$151 billion, respectively (representing 24.4% of our total assets as of such dates). Brazilian government securities totaled R$117 billion, or 66.0% and R$122 billion, or 81.2% of our investment securities as of December 31, 2018 and 2017, respectively. For a discussion of how our investment securities are valued, see notes 7 and 8 to our consolidated financial statements.

The following table shows the carrying amounts of our investment securities by type and residence of the counterparty at each of the indicated dates:

	As of December 31,
	2018	2017	2016
	(in millions of R$)
Debt securities
Government securities—Brazil	116,531	122,362	122,972
Debentures and promissory notes	10,556	12,097	12,923
Other debt securities	48,346	14,626	7,931
Total domestic/debt securities	175,433	149,086	143,825

Equity securities
Shares of Brazilian companies	783	389	1,186
Shares of foreign companies	2	5	4
Investment fund units and shares	320	1,235	1,237
Total equity securities	1,106	1,629	2,427
Total investment securities	176,539	150,715	146,252

As of December 31, 2018 and 2017, we held no securities of single issuers or related groups of companies whose aggregate book or market value exceed 6% of our stockholders’ equity, other than the Brazilian government securities, which represented 127% and 141%, respectively of our stockholders’ equity. As of December 31, 2018 and 2017, the total value of our debt securities was approximately 192% and 171%, respectively, of stockholders’ equity.

The following table analyzes the maturities and weighted average yields of our debt investment securities (before impairment allowance) as of December 31, 2018. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not significant.

	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total
	(in R$ millions)
Debt securities
Government securities—Brazil	61,797	26,319	17,324	11,091	116,531
Other debt securities	8,795	7,844	2,404	39,859	58,902
Total debt investment securities	70,592	34,163	19,728	50,950	175,433

The average rate for debt investment securities is 9.3%.

Domestic and Foreign Currency

The following table shows our assets and liabilities by domestic and foreign currency, as of the dates indicated.

	As of December 31,
	2018		2017		2016
	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency
	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank (1)	16,651	15,065	18,144	15,981	14,918	11,367
Debt instruments	166,743	8,690	137,420	11,666	134,038	9,788
Loans and amounts due from credit institutions, gross (1)	79,167	454	65,279	-	65,912	-
Loans and advances to customers, gross	304,031	17,902	269,126	18,703	257,170	11,267
Equity Instruments	1,106	-	1,624	6	2,426	-
Total assets	567,698	42,111	525,915	45,865	529,485	23,772
Liabilities
Financial Liabilities at Amortized cost:
Deposits from the Brazilian Central Bank and Deposits from credit institutions	74,160	24,863	56,563	22,812	51,340	27,294
Customer deposits	304,198	-	276,042	-	247,445	-
Marketable debt securities	70,109	4,517	68,335	1,912	92,132	7,711
Subordinated debts	9,886	-	519	-	466	-
Debt instruments eligible to compose capital	-	9,780	8,435	-	8,312	-
Other financial liabilities	51,729	-	44,261	-	36,879	-
Total liabilities	510,082	39,160	454,155	24,724	436,574	35,005

(1)	In 2018, the balances related to the compulsory deposits on time deposits were reclassified from Cash and balances with the Brazilian Central Bank for a better presentation and, consequently, the respective comparative balances were 129 reclassified. See notes 4 and 5 to our consolidated financial statements.

Loan Portfolio

As of December 31, 2018, our total loans and advances to customers were R$322 billion (44.5% of our total assets). Net impairment losses, loans and advances to customers were R$302 billion as of December 31, 2018 (44.6% of our total assets). In addition to loans, we had outstanding as of December 31, 2018, 2017, 2016, 2015 and 2014, R$122.7 billion, R$106.9 billion, R$91.2 billion, R$91.9 billion and R$98.6 billion respectively, of loan commitments drawable by third parties.

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

We have a diversified loan portfolio with no specific concentration exceeding 10.0% of our total loans. Furthermore, currently, 1.1% of our loan portfolio is allocated to our largest debtor and 6.8% to our next 10 largest debtors.

	As of December 31,
	2018	2017	2016	2015	2014
	(in millions of R$)
Commercial and industrial(1)	146,294	140,619	140,993	150,881	133,087
Real estate – (2)	36,515	34,809	36,650	36,852	31,864
Installment loans to individuals(3)	137,288	110,513	88,702	77,407	81,893
Lease financing(4)	1,836	1,888	2,093	2,126	2,266
Loans and advances to customers, gross(5)	321,933	287,829	268,438	267,266	249,111
Impairment losses	(20,242)	(15,409)	(16,435)	(15,233)	(13,421)
Loans and advances to customers, net	301,691	272,420	252,003	252,033	235,690

(1)	Includes primarily loans to small and medium-size businesses, or SMEs in our Commercial Banking segment, and to SCIB, corporate and business enterprise customers in our Wholesale Global Banking segment. The principal products offered to SMEs in this category include revolving loans, overdraft facilities, installment loans, working capital and equipment finance loans. Credit approval for SMEs is based on customer income, business activity, collateral coverage and internal and external credit scoring tools. Collateral on commercial and industrial lending to SMEs generally includes receivables, liens, pledges, guarantees and mortgages, with coverage generally ranging from 100.0% to 150.0% of the loan value depending on the risk profile of the loan. Our Wholesale Global Banking customers are offered a range of loan products ranging from typical corporate banking products (installment loans, working capital and equipment finance loans) to more sophisticated products (derivative and capital markets transactions). As Wholesale Global Banking customers tend to be larger businesses, credit approval is based on customer credit quality as evaluated by a specialized team of risk analysts taking account of, among other things, business revenues and credit history of each customer. Underwriting policies for this category of loan to our Wholesale Global Banking customers are focused on the type of guarantee or collateral provided. Certain loans (BNDES products) are generally secured by liens on financed machinery and equipment, though guarantees may be provided as additional security.

(2)	Includes loans on residential real estate to individuals. Credit approval policies in this category are determined by reference to the type of lending product being offered, the type and location of the real estate, the revenue or income of the business or customer, respectively, requesting the loan and internal and external credit scoring information. All loans granted under this category are secured by the financed real estate. Loan-to-value ratios for loans in this category are generally limited to 80.0% and the average loan to value ratio for new loans is approximately between 54.0% and 60.0%. Moreover, real estate also includes construction loans made principally to real estate developers that are SMEs and corporate customers in our Wholesale Global Banking Segment. Loans in this category are generally secured by mortgages and receivables, though guarantees may be provided as additional security.

(3)	Consists primarily of unsecured and secured personal installment loans (including loans the payments for which are automatically deducted from a customer’s payroll), revolving loans, overdraft facilities, consumer finance facilities and credit cards. Credit approval in this category is based on individual income, debt-to-income ratio and internal and external credit scoring models. Credit approval for many of these types of loans is based on automatic scoring models, with pre-set lending limits based on credit scores. For example, the maximum lending amount on revolving loans and overdraft facilities may vary from between 60.0% to 240.0% of an individual’s monthly income, depending on the specific product and credit score of the individual.

(4)	Includes primarily automobile leases and loans to individuals and other leases to corporate customers. Credit approval is based both on an automatic scoring model using external credit scores and on evaluation by our branch personnel following our risk management policies. The vehicle financed acts as collateral for the particular loan granted.

(5)	Includes commercial credit, credit granted by us, money market operations, lease financing, other time credits and impaired assets.

Maturity

The following table sets forth an analysis by maturity of our loans and advances to customers by type of loans on December 31, 2018.

	Maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total Loans	Balance	% of Total Loans	Balance	% of Total Loans	Balance	% of Total Loans
	(in millions of R$, except percentages)
Commercial and industrial	109,803	58.9	32,539	32.8	3,952	10.9	146,294	45.4
Real estate	4,299	2.3	7,964	8.0	24,252	66.9	36,515	11.3
Installment loans to individuals	71,433	38.3	57,809	58.2	8,046	22.2	137,288	42.6
Lease financing	839	0.5	997	1.0	-	-	1,836	0.6
Loans and advances to customers, gross	186,374	100.0	99,309	100.0	36,250	100.0	321,933	100.0

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans by maturity as of December 31, 2018.

	Fixed and variable rate loans with maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of R$, except percentages)
Fixed rate	156,066	84	74,797	75	9,910	27	240,773	75
Variable rate	29,677	16	24,512	25	26,971	73	81,160	25
Total	185,743	100	99,309	100	36,881	100	321,933	100

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

	As of December 31,
	2018		2017		2016
	Balance	% of Total Assets	Balance	% of Total Assets	Balance	% of Total Assets
	(in millions of R$, except percentages)
OECD countries(1)
Spain	1,984	0.3	1,217	0.2	1,495	0.2
United States	3,721	0.5	3,304	0.5	1,692	0.3
Netherlands	1,531	0.2	3,853	0.6	6,595	1.0
United Kingdom(3)	1,003	0.1	6,508	1.0	190	-
Other OECD countries(2)	16,264	2.4	1,072	0.1	1,020	0.2
Total OECD	24,503	3.6	15,954	2.5	10,992	1.7
Non-OECD countries
Latin American countries(2)	1,382	0.2	314	-	55	-
Cayman Islands	3,528	0.5	(8,304)	(1.3)	1,301	0.2
Other(2)	2,397	0.3	100	-	463	0.1
Total non-OECD	7,307	1.1	(7,890)	(1.3)	1,819	0.3
Total	31,810	4.6	8,064	1.2	12,811	2.0

(1)	The Organization for Economic Cooperation and Development.

(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

(3)	In 2018, the outstandings with the United Kingdom exceeded 0.75% of our total assets. For comparison purposes, the 2016 and 2015 outstanding for the country were reclassified from the “Other OECD” line to a specific line at the table above.

The following table presents the amounts of our cross-border outstandings as of December 31, 2018, 2017 and 2016 by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

	Government	Banks and Other Financial Institutions	Commercial and Industrial	Other Loans	Total
	(in millions of R$)
2016
United States	-	2,621	23	43	1,692
Netherlands	-	-	6,595	-	6,595
Austria	-	168	-	-	168
United Kingdom	-	52	-	138	190
Cayman Islands	-	778	-	-	778
Total	-	3,619	6,618	181	10,418
2017
United States	-	3,168	20	115	3,303
Netherlands	-	-	3,853	-	3,853
Austria	-	-	280	(5)	275
United Kingdom(1)	-	5	247	6,256	6,508
Cayman Islands	5,656	-	1,485	(15,445)	(8,304)
Total	5,656	3,172	5,885	(9,079)	5,634
2018
United States	-	3,569	23	130	3,722
Netherlands	-	-	1,531	-	1,531
Austria	-	-	197	(4)	193
United Kingdom(1)	-	1	38	964	1,003
Cayman Islands	3,541	1,987	3,685	(5,685)	3,528
Total	3,541	5,557	5,474	(4,595)	9,977

(1)	In 2018, the outstandings with the United Kingdom exceeded 0.75% of our total assets. For comparison purposes, the 2016 and 2015 outstanding for the country were reclassified from the “Other OECD” line to a specific line at the table above.

Changes in Allowances for Impairment Losses on the Balances of “Loans and receivables”

The following tables analyze changes in our allowances for impairment losses for the periods indicated. For further discussion of movements in the allowances for impairment losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2018, 2017 and 2016—Results of Operations—Impairment Losses on Financial Assets (Net).”

	As of December 31,
	2018	2017	2016	2015	2014
	(in millions of R$)
Balance at beginning of year	18,262	18,191	15,412	13,563	13,641
Initial adoption of IFRS 9	2,461	-	-	-	-
Balance adjusted	20,723	18,191	15,412	13,563	13,641
Impairment losses charged to income for the year	13,540	13,493	14,383	13,723	12,049
Write-off of impaired balances against recorded impairment allowance	(11,294)	(13,422)	(11,605)	(11,874)	(12,126)
Balance at end of year	22,969	18,262	18,191	15,412	13,563
Of which:
Loans and advances to customers	20,242	15,409	16,435	15,233	13,421
Loans and amounts due from credit institutions	14	69	201	179	142
Debt Instruments	2,714	2,784	1,555	144	-
Recoveries of loans previously written off(1)	827	1,154	994	757	855

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

Allowance by Type of Borrower

The table below shows a breakdown of recoveries, net provisions and write-offs against credit loss allowance by type of borrower for the periods indicated.

	For the Year Ended December 31,
	2018	2017	2016	2015	2014
	(in millions of R$)
Recoveries of loans previously written off(1)	827	1,154	994	757	855
Commercial and industrial	345	413	563	294	185
Real estate	103	210	103	86	81
Installment loans to individuals	370	521	314	348	560
Lease finance	9	10	14	29	29
Impairment losses charged to income for the year(1)	13,540	13,492	14,383	13,723	12,048
Commercial and industrial	3,620	5,499	6,523	6,634	4,875
Real estate – mortgage	193	471	369	91	38
Installment loans to individuals	9,708	7,461	7,617	6,766	6,867
Lease finance	19	61	(125)	232	268
Write-off of impaired balances against recorded impairment allowance	(11,294)	(13,422)	(11,605)	(11,874)	(12,126)
Commercial and industrial	(3,981)	(5,716)	(4,553)	(4,953)	(4,494)
Real estate	(191)	(342)	(190)	(77)	(97)
Installment loans to individuals	(7,100)	(7,312)	(6,811)	(6,622)	(7,337)
Lease finance	(22)	(52)	(51)	(222)	(199)

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

The table below shows a breakdown of allowances for credit losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated.

	As of December 31,
	2018	% of Total Loans	2017	% of Total Loans	2016	% of Total Loans
	(in millions of R$, except percentages)
Borrowers
Commercial and industrial	10,792	47	10,339	56.6	10,555	58.0
Real estate	358	2	493	2.7	364	2.0
Installment loans to individuals	11,768	51	7,374	40.4	7,226	39.7
Lease financing	51	0	56	0.3	46	0.3
Total	22,969	100	18,262	100.0	18,191	100.0

Internal Risk Rating

The following table presents a breakdown of our portfolio by internal risk rating, at the dates indicated:

	As of
	December 31,
	2018	2017	2016
	(in millions of R$)
Internal Risk Rating
Low	240,440	226,098	207,890
Medium-low	50,486	33,635	32,104
Medium	11,967	10,423	10,941
Medium-high	7,722	8,215	6,977
High	11,318	9,457	10,526
Loans and advances to customers, gross	321,933	287,829	268,438

For further information on our internal risk rating levels and their corresponding probability of default, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk—Credit Monitoring.”

Renegotiation Portfolio

The renegotiation portfolio for the year ended on December 31, 2018 amounted to R$14 billion, compared to R$12 billion for the same period in 2017, an increase of R$1,303 million or 10.7%. This portfolio includes loans and advances to customers that were extended and/or modified to facilitate repayment under conditions agreed upon with customers.

The renegotiation portfolio was covered by allowances for impairment losses of 53.9% as of December 31, 2018 and 54.0% as of December 31, 2017. These levels are considered appropriate for the characteristics of these loans and advances to customers.

The following table presents a breakdown of our renegotiation portfolio by type of customer, allowances for impairment losses and our coverage ratio at the dates indicated:

	2018	2017	2016
	(in millions of R$, except percentages)
Renegotiation Portfolio by type of customer
Commercial and industrial	5,949	6,086	5,763
Real Estate	-	1	-
Installment loans to individuals	7,492	6,047	6,130
Financial leasing	75	79	99
Total	13,516	12,213	11,992
Allowances for impairment losses	7,279	6,596	6,226
Coverage ratio	53.85%	54.0%	51.92%

Balances are deemed to be impaired when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts on the dates indicated in the loan agreement, after taking into account the collateral guarantees received to secure (fully or partially) collection of the related balances.

In relation to renegotiated products, we, through our internal renegotiation policy, require at least a minimum amount of payment of quotas for any renegotiated products to be considered performing (note that the classification of such transactions as renegotiated operations will remain even after such payments). Renegotiated loans that are more than 60 days later than due date are also accounted for as impaired.

Since 2015, we increased our efforts regarding the collection of loans that are less than 60 days past due and also in relation to written off loans. We are also continuing with our strategy (in place since 2012) of granting loans to persons with low risk profile and higher levels of collaterals and guarantees.

Impaired Assets

The following table shows our impaired assets, excluding country risk.

	As of December 31,
	2018	2017	2016	2015	2014
	(in millions of R$, except percentages)
Impaired assets
Past due and other impaired assets(1)	22,426	19,145	18,887	18,599	14,011
Impaired assets as a percentage of total loans	7.0%	6.7%	7.0%	7.0%	5.6%
Net loan charge-offs as a percentage of total loans	3.5%	4.7%	4.3%	4.4%	4.9%
Net loan charge-offs as a percentage of average total loans	3.8%	4.8%	4.5%	4.5%	5.3%

(1)	Includes as of December 31, 2018, R$3,754 million of doubtful loans (R$5,439 million in 2017, R$5,576 million in 2016, R$5,549 million in 2015 and R$3,959 million in 2014) that were not past-due.

Evolution of Impaired Assets

Our impaired assets increased by 17.1%, or R$3,281 million, to R$22,426 million as of December 31, 2018, compared to R$19,145 million as of December 31, 2017. Provisions for impairment losses, including total recoveries of loans previously charged off, increased 25.8%, or R$ 4,707 million, to R$ 22,969 million as of December 31, 2018, compared to R$18,262 million as of December 31, 2017. Offsetting these effects were recoveries of R$ 827 million on loans previously written off as of December 31, 2018 and R$ 1,154 million as of December 31, 2017.

Santander Brasil believes the provisions it has taken were adequate to cover all known or reasonably probable losses or incurred losses in the credit portfolio of loans and other assets as of December 31, 2018.

The following table shows the changes in our impaired assets at the dates indicated:

	As of December 31,
	2018	2017	2016	2015	2014
	(in millions of R$)
Balance at beginning of year	19,145	18,887	18,599	14,011	14,022
Initial Adoption of IFRS9 (1)	703	-	-	-	-
Adjusted Balance	19,848	18,887	18,599	14,011	14,022
Net additions	13,872	13,680	11,893	16,462	12,114
Write-offs	(11,294)	(13,422)	(11,605)	(11,874)	(12,127)
Balance at end of year	22,426	19,145	18,887	18,599	14,011
(1)	Further information, see Financial Statements notes 1 and 9.

The amount of “net additions” for any period is assets that became impaired in that period less assets that were impaired but became performing in that period. In 2018, better options to restructure debts collaborated to maintain the “net additions” relatively at the same level.

Impaired Assets by Type of Customer

The following table shows the amount of our impaired assets by type of customers at the dates indicated:

	As of December 31,
	2018	2017
	(in millions of R$)
Commercial and industrial	11,832	11,994
Real estate	1,036	782
Installment loans to individuals	9,499	6,304
Lease financing	59	65
Total	22,426	19,145

Commercial and Industrial

Impaired assets in the portfolio of commercial and industrial loans amounted to R$11,832 million as of December 31, 2018, a decrease of R$162 million, or 1.3%, compared to R$11,994 million as of December 31, 2017. The decrease in impaired assets in this portfolio was primarily due to the measures that Santander Brasil put in place to manage impaired assets, including collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts.

Real Estate

Impaired assets in the real estate lending portfolio totaled R$1,036 million on December 31, 2018, an increase of R$254 million, or 32.5%, compared to R$782 million as of December 31, 2017. The increase was primarily due to the adoption of IFRS 9 and some defaults by individuals as a result of the weak macroeconomic conditions in Brazil.

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$9,499 million as of December 31, 2018, with an increase of R$3,195 million, or 50.7%, compared to 2017. This increase was a result of adoption of IFRS 9 and the weak macroeconomic conditions in Brazil.

Lease Financing

Impaired assets in the lease financing lending portfolio totaled R$59 million on December 31, 2018, a decrease of R$6 million compared to December 31, 2017.

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

The expected loss measurement is made through the following factors:

•	Exposure at Default (EAD): is the amount of a transaction exposed to credit risk including the ratio of current outstanding balance exposure that could be provided at default. Developed models incorporate hypotheses considering possible modifications to the payment schedule.

•	Probability of Default (PD): is the likelihood that a counterparty will fail to meet its obligation to pay principal or interest. For the purposes of IFRS 9, this will consider both PD-12 months, which is the probability of the financial instrument entering default within the next 12 months, and also lifetime PD, which is the probability of the transaction entering into default between the reporting date and the transaction’s residual maturity date. Future information of relevance is considered to be needed to estimate these parameters, according to the standard.

•	Loss Given Default (LGD): is the loss produced in the event of default. In other words, this reflects the percentage of exposure that could not be recovered in the event of a default. It depends mainly on the collateral, which is considered as credit risk mitigants associated with each financial asset, and the future cash flows that are expected to be recovered. According to the standard, forward-looking information must be taken into account in the estimation.

•	Discount rate: the rate applied to the future cash flows estimated during the expected life of the asset, and which is equal to the net present value of the financial instrument at its carrying value.

In order to estimate the above parameters, the Bank has applied its experience in developing internal models for parameters calculation both for regulatory and management purposes.

Loans Past Due for Less Than 90 Days but Not Classified as Impaired

The following table shows the loans past due for less than 90 days but not classified as impaired at the dates indicated:

	As of December 31,
	2018	% of total	2017	% of total
	(in millions of R$, except percentages)
Commercial and industrial	4,424	19.8	3,559	19.9
Mortgage loans	4,527	20.2	4,880	27.3
Installment loans to individuals	13,256	59.2	9,266	51.8
Lease financing	168	0.8	177	1.0
Total (*)	22,375	100.0	17,882	100.0

(*)	Refers only to loans past due between 1 and 90 days.

Impaired Asset Ratios

Our Credit risk exposure portfolio increased by R$33.7 billion to R$364.2 billion as of December 31, 2018, compared to R$330.5 billion as of December 31, 2017. Our impaired assets increased by approximately R$3.3 billion in the same period, from R$19.1 billion to R$22.4 billion. The default rate increased by 33 basis points in 2018 in comparison to 2017, explained in part by the adoption of IFRS 9 criteria in 2018.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio at the dates indicated.

	As of December 31,
	2018	2017	2016	2015	2014
	(in millions of R$ except percentages)
Loans and advances to customers, gross	321,933	287,829	268,438	267,266	249,111
Impaired assets	22,426	19,145	18,887	18,599	14,011
Provisions for impairment losses	22,969	18,262	18,191	15,412	13,563
Credit risk exposure Non-GAAP – customers (1)	364,194	330,474	301,703	310,877	288,445
Ratios
Impaired assets to credit risk exposure	6.2%	5.8%	6.3%	6.0%	4.9%
Coverage ratio(2)	102.4%	95.4%	96.3%	82.9%	96.8%
Impairment losses	(12,713)	(12,338)	(13,389)	(12,966)	(11,193)
Losses on other financial instruments not measured at fair value(3)	-	(1)	88	(524)	(78)
Impairment losses on financial assets (net)(4)	(12,713)	(12,338)	(13,301)	(11,272)	(11,271)

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$321,933 million as of December 31, 2018 and guarantees and documentary credits amounting to R$42,260 million as of December 31, 2018. We include off-balance sheet information in this measure to better demonstrate our total managed credit risk.

(2)	Provisions for impairment losses as a percentage of impaired assets.

(3)	Corresponds to the registration of losses of a permanent character in the realization value of bonds and securities classified as “securities available for sale” currently accounted for in “earnings on financial assets (net).”

(4)	As of December 31, 2018 impairment losses on financial assets (net) included R$2.714 million relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2014 through 2018:

Non-current assets held for sale

The following table shows the movement in non-current assets held for sale at the dates indicated.

	As of December 31,
	2018	2017	2016
	(in millions of R$, except percentages)
Balance at beginning of year	1,508	1,418	1,310
Foreclosures loans and other assets transferred	785	524	835
Capital increase in companies held for sale	-	-	10
Change in the scope of consolidation (1)	(131)	-	(498)
Sales	(563)	(435)	(239)
Final balance, gross	1,599	1,508	1,418
Impairment losses	(218)	(352)	(80)
Impairment as a percentage of foreclosed assets	13.6%	23.4%	5.7%
Balance at end of year	1,381	1,156	1,338

(1)	In 2016, as a result of there being no expectation of sale of the wind energy entities in existing market conditions, it was decided to transfer these to the line “Investments in affiliates and subsidiaries in the country.” On December 22, 2017, our wholly-owned subsidiary Santander Corretora de Seguros, Investimentos e Serviços S.A., or “Santander Investimentos”, Cia. de Ferro Ligas da Bahia – FERBASA S.A., or “FERBASA” and Brazil Wind S.A., or “Brazil Wind” entered into an agreement for the sale of 100% of the shares issued by BW Guirapá I S.A., “BW I” and owned by Santander Investimentos and Brazil Wind to FERBASA. For more information, see “Item 4. A. History and Development of the Company—Important Events—Sale of BW Guirapá I S.A.”

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits.

The following tables analyze our deposits at the dates indicated.

	As of December 31,
	2018	2017	2016
	(in millions of R$)
Deposits from the Brazilian Central Bank and Credit Institutions
Time deposits	47,227	52,739	49,549
Demand deposits	710	306	314
Repurchase agreements	51,086	26,329	28,771
of which:
Backed operations with Private Securities(1)	6,978	-	446
Backed operations with Public Securities	44,108	26,329	28,324
Total deposits of the Brazilian Central Bank and Credit Institutions	99,023	79,375	78,634
Customer deposits
Current accounts	18,854	17,560	15,868
Savings accounts	46,068	40,572	36,051
Time deposits	190,983	146,818	94,478
Repurchase agreements	48,293	71,092	101,047
of which:
Backed operations with Private Securities(1)	6,978	33,903	59,460
Backed operations with Public Securities(1)	41,316	37,189	41,586
Total Customer deposits	304,198	276,042	247,445
Total deposits	403,221	355,417	326,079

(1)	Refers primarily to repurchase agreements backed by debentures of own issue.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of U.S.$100,000 or more at the dates indicated. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	As of December 31, 2018
	Domestic	International
	(in millions of R$)
Under 3 months	10,522	3,388
3 to 6 months	16,492	177
6 to 12 months	61,082	129
Over 12 months	31,415	121
Total	119,511	3,815

Short-Term Borrowings

The following table shows our short-term borrowings consisting of government securities that we sold under agreements to repurchase for purpose of funding our operations.

	As of December 31,
	2018		2017		2016
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase
As of December 31	99,379	7.34%	97,421	8.33%	131,016	13.60%
Average during the period (1)	102,051	9.67%	98,567	10.63%	124,705	14.11%
Maximum month-end balance	113,691		119,007		131,016
Total short-term borrowings at year end	99,379		97,421		131,016

(1)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

4C. Organizational Structure

Santander Group controls Santander Brasil directly and indirectly through Santander Spain, Sterrebeeck B.V., or “Sterrebeeck”, and Grupo Empresarial Santander, S.L. which are controlled subsidiaries of the Santander Group. As of December 31, 2018, Santander Spain held, directly and indirectly, 89.5% of our voting stock (not including the shares held by Banco Madesant - Sociedade Unipessoal).

As of December 31, 2018, Santander Spain was the largest bank in the euro zone by market capitalization, with a market capitalization of approximately €64,508 million. As of December 31, 2018, Santander Spain’s attributable profit totaled €8,064 million, 7.3% higher than the previous year, and the total shareholder remuneration on account of the earnings for the 2018 financial year is €0.465 per share. The Santander Group operates principally in Spain, the United Kingdom, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products. In Latin America, the Santander Group has majority shareholdings in financial institutions in Argentina, Brazil, Chile, Mexico, Peru, Puerto Rico and Uruguay. As of December 31, 2018, Santander Brasil contributed 26% of the profit attributable to the Santander Group.

The following table presents the name, country of incorporation or residence and proportion of ownership interest of our main subsidiaries in accordance with the criteria for consolidation pursuant to IFRS:

	Activity	Country of Incorporation	Ownership Interest

Direct and Indirect subsidiaries of Banco Santander (Brasil) S.A.
Banco Bandepe S.A.	Bank	Brazil	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	99.99%
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	Brazil	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Buying club	Brazil	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current name of Atual Companhia Securitizadora de Créditos S.A.)	Credit Recovery Services	Brazil	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	Brazil	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Holding	Brazil	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.(1)	Payment Institution	Brazil	88.50%
Sancap Investimentos e Participações S.A.	Holding	Brazil	100.00%
Santander Brasil, EFC	Financial	Spain	100.00%
Santander Holding Imobiliária S.A. (current name of Webcasas S.A.)	Holding	Brazil	100.00%
Santander Brasil Tecnologia S.A.	Technology	Brazil	100.00%
Rojo Entretenimento S.A.	Other Activities	Brazil	94.60%
BEN Benefícios e Serviços S.A.	Other Activities	Brazil	100.00%
Esfera Fidelidade S.A.	Other Activities	Brazil	100.00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current name of Atual Companhia Securitizadora de Créditos S.A.)

Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)	Credit Recovery Services	Brazil	100.00%
Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)
Return Gestão de Recursos S.A. (current name of Gestora de Investimentos Ipanema S.A.)	Asset Management	Brazil	100.00%
Controlled by Sancap Investimentos e Participações S.A.
Santander Capitalização S.A.	Savings and annuities	Brazil	100.00%
Evidence Previdência S.A.	Social Securities	Brazil	100.00%
Controlled by Getnet Adquirência e Serviços para Meios de Pagamento S.A.
Auttar HUT Processamento de Dados Ltda.	Other Activities	Brazil	100.00%
Integry Tecnologia e Serviços A.H.U Ltda.	Other Activities	Brazil	100.00%
Toque Fale Serviços de Telemarketing Ltda.	Other Activities	Brazil	100.00%
Controlled by Aymoré Crédito, Financiamento e Investimento S.A.
Super Pagamentos e Administração de Meios Eletrônicos S.A.(2).	Other Activities	Brazil	100.00%
Banco Olé Bonsucesso Consignado S.A. (current name of Banco Bonsucesso Consignado S.A.)(3).	Bank	Brazil	60.00%
Banco PSA Finance Brasil S.A. (6)	Bank	Brazil	50.00%
Banco Hyundai Capital Brasil S.A. (current name of BHJV Assessoria e Consultoria Empresarial Ltda.)	Bank	Brazil	50.00%
Controlled by Banco Olé Bonsucesso Consignado
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	Brazil	100.00%
Olé Tecnologia Ltda.	Other Activities	Brazil	100.00%
Controlled by Santander Leasing S.A. Arrendamento Mercantil
Si Distribuidora de Títulos e Valores Mobiliários S.A. (current name of Santander Finance Arrendamento Mercantil)	Leasing	Brazil	100.00%
Consolidated Investment Funds
Santander FIC FI Contract I Referenciado DI	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Financial Curto Prazo	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Capitalization Renda Fixa	Investment Fund	Brazil	(a)
Santander Paraty QIF PLC (5)	Investment Fund	Brazil	(a)
Santander FI Hedge Strategies Fund (5)	Investment Fund	Brazil	(a)

BRL V - Fundo de Investimento Imobiliário-FII (4)	Real Estate Investment Fund	Brazil	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado	Investment Fund	Brazil	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado	Investment Fund	Brazil	(a)
Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos	Investment Fund	Brazil	(a)

(a)	Company to which we are exposed, or have rights to variable returns and have the ability to affect those returns by making certain decisions in accordance with IFRS 10 - Consolidated Financial Statements. We and/or our subsidiaries hold 100% of the quotas of these investment funds.

(1)	In May 2016, Super received approval from the Brazilian Central Bank to operate as a payment institution.

(2)	On January 4, 2016, Aymoré CFI informed the sellers of its decision to exercise the call option for the shares representing the remaining 50% of Super’s total voting capital owned by the sellers, for a value of approximately R$113 million. The transaction was completed in March 10, 2016, following receipt of approval from the Brazilian Central Bank.

(3)	At an extraordinary general meeting held on March 3, 2016 the change from the name of Banco Bonsucesso Consignado S.A. to Banco Olé Bonsucesso Consignado S.A. was approved. This name change received approval from the Brazilian Central Bank on June 1, 2016. At the ESM of November 1, 2016, the capital increase of Banco Olé Bonsucesso Consignado in the amount of R$50,000, from the current R$350,000 to R$400,000 was approved, through the issuance of 28,509,708 new nominated ordinary shares, without nominal value. The capital increase was approved by the Brazilian Central Bank in November 22, 2016.

(4)	This fund was established and became consolidated from August 2016. It is a structure in which Santander Brasil is the creditor of certain debts guaranteed by real estate. The real estate provided as guarantee was converted into capital contributions to the fund. Simultaneously with this, the shares in the fund were transferred to Santander Brasil.

(5)	Santander Brasil, through its subsidiaries, holds the risks and benefits of Santander Paraty QIF PLC and the sub-fund Santander FI Hedge Strategies Fund, both of which are based in Ireland and since August 2016 are fully consolidated into Santander Brasil’s financial statements. Santander Paraty QIF PLC does not hold any investments itself, acting instead through Santander FI Hedge Strategies Fund.

(6)	Investment acquired on August 1, 2016.

4D.	Property, Plant and Equipment

We operate four major administrative operational centers, all of which are owned properties. Additionally, we own 384 properties for the activities of our banking network and rent 1,995 properties for the same purpose. Furthermore, in 2014, we opened and concluded the migration of our operation to the new data center located in Campinas, which also is an owned property. For further information about the location of our branches, see “—Item 4. Information on the Company—B. Business Overview—Distribution Network.” Our headquarters are located at Av. Presidente Juscelino Kubitschek, 2,041 and 2,235 Block A, Vila Olímpia, São Paulo, State of São Paulo, Brazil.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A.	Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 and the related notes thereto, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors,” and other factors discussed elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2018, 2017 and 2016, prepared in accordance with IFRS as issued by the IASB and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements.”

Principal Factors Affecting Our Financial Condition and Results of Operations

Brazilian Macroeconomic Environment

As a Brazilian bank, we are significantly affected by the general economic environment in Brazil. The Brazilian economic environment has historically been characterized by significant variations in economic growth, inflation and currency exchange rates. Our results of operations and financial condition are influenced by these factors and the effect that these factors have on employment rates, the availability of credit and average wages in Brazil. The following table presents key data of the Brazilian economy for the periods indicated:

	For the year ended December 31,
	2018	2017	2016
GDP growth (1)	1.1%	1.0%	-3.5%
CDI rate (2)	6.4%	9.9%	14.0%
TJLP (3)	7.0%	7.0%	7.5%
SELIC rate (4)	6.5%	7.0%	13.75%
Increase (decrease) in real rate against the U.S. dollar	17.1%	1.5%	-16.5%
Selling exchange rate (at period end) R$ per U.S.$1.00	3.87	3.31	3.26
Average exchange rate R$ per U.S.$1.00 (5)	3.65	3.19	3.49
Inflation (IGP-M) (6)	7.6%	-0.5%	7.2%
Inflation (IPCA) (7)	3.8%	2.9%	6.3%

Sources: BNDES, Brazilian Central Bank, FGV and IBGE.

(1)	Revised series. Source: IBGE.

(2)	The overnight interbank deposit rate (Certificado de Depósito Interbancário), or “CDI” is the average daily interbank deposit rate in Brazil (at the end of each month and annually). This is the average rate for the given year.

(3)	Represents the interest rate applied by the BNDES for long-term financing (at the end of the period).

(4)	The benchmark interest rate payable to holders of some securities, such as treasury financial letters, issued by the Brazilian government and traded on the SELIC rate at the end of the applicable period.

(5)	Average of the selling exchange rate for the business days during the period.

(6)	The inflation rate is the general index of market prices (Índice Geral de Preços-Mercado, or “IGP-M”), as calculated by FGV.

(7)	The inflation rate is the consumer price index (Índice de Preços ao Consumidor – Amplo, or “IPCA”), as calculated by the IBGE.

General economic stability in Brazil following the onset of the global financial crisis in 2009 allowed the Brazilian Central Bank to continue its policy of reducing interest rates. Due to inflation and other general macroeconomic concerns, the Brazilian Central Bank began increasing interest rates, with the SELIC, a benchmark interest rate, reaching 10.00% at the end of December 31, 2013, 11.75% at the end of December 31, 2014 and 14.25% at the end of December 31, 2015. The Central Bank has been reducing interest rates since then, with the SELIC reaching 13.75% as of December 31, 2016, 7.00% as of December 31, 2017, 6.50% as of December 31, 2018 and 6.50% as of March 15, 2019.

The recent economic instability in Brazil caused by, among other things, the rise of inflation, a slowdown in GDP growth, and uncertainty as to whether the Brazilian government will enact the necessary economic reforms to improve Brazil’s deteriorating fiscal accounts and economy have led to a decline in market confidence in the Brazilian economy and a government crisis, including the removal from office of the former President of Brazil in 2016 (with the then Vice President assuming the outgoing President’s office).

Presidential elections were held in Brazil in October 2018. The resolution of the political and economic crisis in Brazil still depends on the approval of reforms that are expected to be promoted by the new President of Brazil. We cannot predict which policies the newly-elected President of Brazil, who took office on January 1, 2019, may adopt or change during his presidency or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on our business, results of operations and financial condition.

Any deterioration in Brazil’s rate of economic growth, changes in interest rates, the unemployment rate or price levels generally may adversely affect our business, financial conditions and results of operations.

Interest Rates

On January 21, 2015, the SELIC rate was increased to 12.25%, reaching 12.75% on March 3, 2015. In April 2015, the SELIC rate was 13.25%. The monetary tightening cycle was extended until July 2015, when the SELIC rate reached 14.25%. In October 2016, the Brazilian Central Bank started a monetary easing cycle, reducing the SELIC rate to 13.75% on December 31, 2016, and further reducing the SELIC rate to 7.00% as of December 31, 2017. The Brazilian Central Bank reduced the SELIC rate by 0.25% on meetings held on February 7 and March 21, 2018, bringing the SELIC rate down to 6.50%. As of February 28, 2019, the SELIC rate was 6.50%. A decrease in the SELIC rate may have a positive impact on our operations by promoting volume growth, even though it may also create pressure on asset-side spreads, while liability spreads should remain stable or even improve.

The following table presents the low, high, average and period-end SELIC rate since 2014, as reported by the Brazilian Central Bank:

	Low	High(1)	Average(2)	Period-End
Year
2014	10.00	11.75	11.02	11.75
2015	11.75	14.25	13.58	14.25
2016	13.75	14.25	14.15	13.75
2017	7.00	13.75	9.83	7.00
2018	6.50	7.00	6.75	6.50
2019 (through March 15, 2019)	6.50	6.50	6.50	6.50

(1)	Highest month-end rate.

(2)	Average of month-end rates during the period.

Our assets are predominantly fixed rate and our liabilities are predominantly floating. The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements. As of December 31, 2018, a 100 basis point increase in the yield curve would have resulted in R$419 million decline in the net interest income over a one-year period.

Credit Volume and Quality in Brazil

There was a slowdown in credit growth in 2015, with an annual growth of outstanding credit of 6.7%, a ratio of nonperforming loans to individuals increased to 4.2% and a decrease of the household debt burden to 21.2%. In 2016, outstanding credit contracted 3.5% in nominal terms, but delinquency continued to fall: the ratio of nonperforming loans to individuals reached 3.9%. Subsequently, in 2017 and 2018, the ratio of nonperforming loans to individuals reached 5.3% and 4.8%, respectively.

The total outstanding credit to GDP increased from 34.7% in December 2007 to 53.7% in December 2016, and fell to 47.1% in 2017, and 47.4% in 2018.

	2018	2017	2016
	(in billions of R$)
Total Credit Outstanding (*)	3,261	3,064	3,107
Earmarked credit	1,500	1,511	1,550
Non-earmarked based credit	1,761	1,553	1,557
of which:
Corporate	814	705	747
Individuals (retail)	948	847	809

(*)	Some figures may be subject to revision by the Brazilian Central Bank.

Source: Brazilian Central Bank.

Foreign Exchange Rates

Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments. In 2018, we recorded foreign exchange expenses of R$2,806 million, foreign exchange revenues of R$605 million in 2017 and foreign exchange revenues R$4,575 million in 2016. These results are due to the variation of the U.S. dollar against the real on our assets and liabilities positions in U.S. dollar denominated instruments during these years. These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure. Such losses and gains are recorded under “Exchange differences (net).”

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. During 2016, the real appreciated 17% against the U.S. dollar as a result of improved macroeconomic conditions in Brazil. On December 31, 2016, the exchange rate was R$3.26 per U.S.$1.00. In 2017 the real remained relatively stable against the U.S. dollar, with a small depreciation of 1.5% to R$3.31 per U.S.$1.00 as of December 31, 2017. The real depreciated further against the U.S. dollar throughout 2018, with a depreciation of 17%. On December 31, 2018, the exchange rate was R$3.87 per U.S.$1.00. In 2019 up to the date of this annual report, the real has appreciated against the U.S. dollar. As of March 15, 2019, the exchange rate was R$3.83 per U.S.$1.00.

Depreciation of the real relative to the U.S. dollar has created additional inflationary pressures in Brazil, which have led to decreases in interest rates, limited Brazilian companies’ access to foreign financial markets and prompted the adoption of recessionary policies by the Brazilian government. Depreciation of the real may also, in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the Brazilian economy as a whole, and thereby harm our asset base, financial condition and results of operations. Additionally, depreciation of the real could make our foreign currency-linked obligations and funding more expensive, negatively affect the market price of our securities portfolios and have similar consequences for our borrowers. Conversely, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange currency accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

Inflation

The adoption of inflation targeting in 1999 resulted in a significant reduction in inflation rates in Brazil (measured by the IPCA, Consumer Price Index, the official inflation rate provided by the IBGE). In recent years, inflation has been oscillating around the target, which is set by the CMN. The target, which is still in effect, has been set at 4.5% since 2005 with a tolerance interval of 2 percentage points above and below this target. From 2018 onwards the tolerance interval for 2018 inflation was reduced to 1.5 percentage points. In addition, the target for inflation was set at 4.25% in 2019 and 4.00% in 2020.

Between 2012 and 2014, inflation ranged from 5.8% to 6.4%, i.e., it was close to the top of the fluctuation range in the Brazilian Central Bank’s inflation targeting range. In 2015, as a result of the indexation of a significant portion of contracts for services to the inflation levels of the previous years, the impact of adjustment of tariffs and the impact of the depreciation of the real on prices, the inflation rate reached a level of 10.7%, the highest on record since May 2005 and well above the Brazilian Central Bank’s inflation target of 4.5%. In 2017, inflation fell substantially as a result of the consistent efforts of the Brazilian Central Bank to reduce the inflation rate, ending the year at 2.95% (12-month accumulated rate). In 2018, inflation increased, with the 12-month accumulated rate reaching 3.75%, at the lower end of the Brazilian Central Bank’s target fluctuation range of 3% to 6%. In 2019 up to the date of this annual report, inflation reached 0.75%. As a result, the Brazilian Central Bank was required to send a letter to the CMN explaining the reasons for not meeting the target in which the Brazilian Central Bank explained that it expects that the monetary easing undertaken in 2017 and 2018 is expected to make the actual inflation rate converge toward the target.

The majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. We estimate that in 2018, a 1.0% increase or decrease in the base interest rate would have resulted in a decrease or increase, respectively, in our net interest income of R$419 million. Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs and increasing in the short run the risk of default by our customers.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, generally the consumer price index (Índice de Preços ao Consumidor – Amplo), or “IPCA,” and the general index of market prices (Índice Geral de Preços-Mercado), or “IGPM.” For example, considering the amounts in 2018, each additional percentage point change in inflation, would impact our personnel and other administrative expenses by approximately R$92 million and R$76 million, respectively.

Reserve and Lending Requirements

The requirements set by the Brazilian Central Bank for reserves and credit has a significant impact on the operational results of the financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our operational results by limiting or expanding the amounts available for commercial credit transactions.

The table below shows the requirements for reserves and credit to which we are subject for each financing category:

Product	As of December 31, 2018	As of December 31, 2017	Form of Required Reserve	Yield
Demand deposits
Rural credit loans (1)	30.00%	34.00%	Loans	Cap rate: 7.0% p.a.
Microcredit loans (2)	2.00%	2.00%	Loans	Cap rate: 2.0% p.m.
Reserve requirements (4)	21.00%	40.00%	Cash	Zero
Additional reserve requirements	0.00%	0.00%	Cash	SELIC
Free funding (3)	47.00%	24.00%

Savings accounts
Mortgage loans	65%	65%	Loans	TR + 12.0% p.a.
Reserve requirements (4)	20.00%	24.50%	Cash	TR + 70.0% of the target SELIC
Additional reserve requirements	0.00%	0.00%	Cash	SELIC
Free funding (3)	15.00%	10.50%

Time deposits
Reserve requirements (4)	33%	34%	Cash	SELIC
In cash or other instruments	0.00%	0.00%	Cash or other instruments	SELIC for Cash
In cash	0.00%	0.00%	Cash	SELIC
Additional reserve requirements	0.00%	0.00%	Cash	SELIC
Free funding(3)	67.00%	66.00%

(1)	Rural credits are credits granted to farmers in the amount of R$11.8 billion and R$11.6 billion on December 31, 2018 and December 31, 2017, respectively.

(2)	Microcredit is a credit granted to very small businesses, with an open position of R$642.0 million and R$429.0 million on December 31, 2018 and December 31, 2017, respectively.

(3)	Interest-free financing is the amount to be used on a free of interest basis for other purposes in each financing category.

(4)	According to Circular No. 3,823 of the CMN, the Brazilian Central Bank replaced the reserve requirement deduction of time deposits and demand deposits by a fixed amount, based on total deductions as of January 20, 2017. From 2020, no deductions will be allowed. No deductions are allowed to meet reserve requirements for saving accounts.

Taxes

See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulation —Taxation.”

Hedging in Foreign Investments

We operate two foreign branches, one in the Cayman Islands, and another one in Luxemburg, and have a subsidiary named Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander EFC” (an independent wholly-owned subsidiary in Spain) which are used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the real on foreign investments are non-taxable or non-deductible. This tax treatment results in volatility of the income tax line item in our income statement. This asymmetry is offset through a derivative position in U.S. dollar futures, which generates gains or losses dependent on any devaluation or appreciation of the real, which is our strategy to protect our after-tax results. The reconciliation of our effective tax rate to the statutory tax rate is set forth in note 23b to our consolidated financial statements as of and for the year ended December 31, 2018.

Goodwill of Banco Real

We generated goodwill of R$27 billion as a result of our acquisition of Banco Real in 2008. Under IFRS, we are required to analyze goodwill for impairment at least annually or whenever there are indications of impairment. In 2018, 2017 and 2016, the recoverable goodwill amounts are determined from “value in use” calculations. For this purpose, we estimate cash flow for a period of five years. We prepare cash flow estimates considering several factors, including: (i) macroeconomic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate of, and long-term adjustments to, cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by an independent research company, which is reviewed and approved by the board of directors. Therefore, amortization of goodwill for tax purposes generates a permanent difference and, as a result, no record of the deferred tax liability.

The following table shows the main assumptions for the basis of valuation as of the dates indicated.

	2018	2017	2016
	(Value in use: cash flows)
Main Assumptions(*)
Basis of valuation
Period of the projections of cash flows(1)	5 years	5 years	5 years
Growth rate(2)	5.1%	8.3%	8.0%
Discount rate(3)	13.6%	14.6%	15.2%

(1)	The projections of cash flow are prepared using internal budget and growth plans of management, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2)	The growth rate is calculated based on a real growth rate of 4.15% p.a. plus annual long-term inflation in 2018.

(3)	The discount rate is calculated based on the capital asset pricing model. The discount rate before tax is 19,33% in 2018, 20.42% in 2017 and 20.23% in 2016.

(*)	The recoverability test was performed during the second half of 2017. Goodwill is tested for impairment at the end of each reportable period or whenever there is any indication of a potential impairment.

We performed a sensitivity test in the goodwill impairment analysis considering the main assumptions that could reasonably be expected to possibly change, as required by the IFRS. Accordingly, we applied such a test considering the discount rate and perpetuity growth rate as the main assumption subject to reasonably possible change and we did not identify any impairment to goodwill.

Other Factors Affecting the Comparability of Our Results of Operations

Acquisition of Residual Equity Interest in Getnet S.A.

On December 19, 2018, the minority shareholders of Getnet exercised their right to sell all of their shares to Santander Brasil, or the “Put Option”, pursuant to the Shares’ Purchase and Sale Agreement and Other Covenants executed between the parties on April 4, 2014, or the “SPA”. On the exercise date of the Put Option, we entered into a binding amendment to the SPA, which provided that we would acquire all of the Getnet shares owned by minority shareholders, corresponding to 11.5% Getnet’s share capital, for an amount of R$1.431 billion. The closing was authorized by the Brazilian Central Bank on February 18, 2019 and settled on February 25, 2019, with Santander Brasil becoming the holder of 100% of the Getnet S.A. shares.

Formation of Esfera Fidelidade S.A.

Esfera Fidelidade was incorporated on August 14, 2018 as our wholly-owned subsidiary. Esfera Fidelidade was formed to develop and manage customer loyalty programs. On November 26, 2018, Esfera Fidelidade’s capital was increased by R$10 million, bringing its total capital stock to R$10 million divided into 10,001,000 nominative common shares without par value, entirely held by Santander Brasil. The company started its operations in November 2018.

Investment in Loop Gestão de Pátios S.A.

In 2018, Webmotors S.A., a company in which we own an indirect 70% equity interest, entered into an agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta L.A. Participações S.A. to acquire a 51% stake in Loop through a capital increase and issuance of new shares by Loop which were fully subscribed and paid-in by Webmotors. Loop conducts physical and virtual car auctions. This acquisition has enabled Webmotors to expand its service portfolio and strengthen its competitive position. The transaction was completed on September 25, 2018 for the amount of R$23.9 million.

Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, Santander Brasil formed BEN Beneficios. BEN Beneficios is engaged in the supply and management of employee benefit vouchers which it also distributes as electronic or magnetic cards. At an extraordinary shareholders’ meeting held on August 1, 2018, BEN Benefícios’s capital was increased by R$45,000 thousand to R$45,001 thousand, divided into 45,001,000 registered common shares without par value, fully owned by Santander Brasil. Santander Brasil estimate that the company’s operations will begin in the first quarter of 2019.

Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., one of our indirect subsidiaries, was converted into a securities brokerage and changed its corporate name to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process was approved by the Brazilian Central Bank on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. changed its corporate name to PI Distribuidora de Títulos e Valores Mobiliários S.A. On January 22, 2019 it received approval for the aforementioned name change from the Brazilian Central Bank. We expect that the company will begin its operations in the first quarter of 2019.

Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A.

On February 19 and 28, 2018, respectively, we purchased all shares issued by Isban Brasil from Ingeniería de Software Bancário, S.L., and all shares issued by Produban Serviços de Informática from Produban Servicios Informáticos Generales, S.L., for R$61,078 thousand and R$42,731 thousand, respectively. While all parties to these transactions are ultimately controlled by Santander Spain, the transactions were conducted on an arm’s length basis. At the extraordinary shareholders’ meeting held on February 19, 2018 a capital increase of Isban Brasil in an amount of R$33,000 thousand, through the issuance of 11,783,900 shares, without par value, entirely subscribed and paid in by Santander Brasil, was approved. On February 28, 2018, Isban Brasil was merged into Produban Serviços de Informática S.A. and on the same date, Produban Serviços de Informática changed its corporate name to Santander Brasil Tecnologia S.A. Additionally, on February 28, 2018, Produban Servicios Informáticos Generales, S.L. (currently named Santander Global Technology, S.L.) approved the merger of the spun-off portion of Produban Serviços de Informática into Produban Brasil Tecnologia e Serviços de Informática Ltda. (currently named Santander Global Technology Brasil Ltda.).

Sale of equity interest in BW Guirapá I S.A.

On December 22, 2017, Santander Corretora de Seguros, Cia. de Ferro Ligas da Bahia - Ferbasa S.A. and Brazil Wind S.A. entered into an agreement for the sale of 100% of the shares issued by BW Guirapá I S.A. held by Santander Corretora de Seguros and Brazil Wind to Cia. de Ferro Ligas da Bahia - Ferbasa S.A. The base consideration paid was R$414 million, and an additional amount of up to R$35 million may be paid if certain contractual targets are met. The transaction closed on April 2, 2018.

Formation of Santander Auto S.A.

On December 20, 2017, we entered into binding agreements with HDI Seguros for the formation of a partnership through the creation of a new insurance company called Santander Auto S.A., or “Santander Auto”. Sancap Investimentos e Participações S.A., a company controlled by Santander Brasil, will hold 50% of the issued share capital of Santander Auto with the remaining 50% being held by HDI Seguros. Santander Auto will focus on offering motor insurance policies through a 100% digital platform. The transaction closed on October 9, 2018 for the amount of R$15 million when the documentation to form Santander Auto S.A. was executed. On January 9, 2019, SUSEP granted Santander Auto the regulatory authorization to operate.

Acquisition of equity stake in the Entities

On October 16, 2017, Santander Brasil, through its wholly-owned subsidiary Atual Companhia Securitizadora de Créditos Financeiros, acquired a direct equity interest in Return Credit Management, and an indirect equity interest in Return Asset corresponding to 70% of Return Entities’ share capital.

The Return Entities are active in the credit recovery intelligence sector, providing services such as credit portfolio evaluation and pricing, collection, management and recovery of non-performing loans. Return Credit Management focuses on portfolio pricing, collection and credit recovery management while Return Asset, as an authorized asset manager duly licensed by the CVM, is responsible for the management of credit funds in which the portfolios of the Return Entities’ customers are concentrated.

We intend to increase our recovery indicators with regards to non-performing loans by using the know-how of the Return Entities. We also intend for the Return Entities to continue to provide non-performing loan recovery and credit management services to third parties.

Accession to Certain Tax Payment Plans

In August 2017, we joined the PERT. The program allows for certain tax debts to be repaid in installments. In connection with our participation in this program, we are repaying in installments certain amounts due as a result of lawsuits and administrative proceedings relating to corporate income tax and social security contributions for the periods from 1999 to 2005 in a total amount of R$492 million in January 2018 (taking into account the reduction arising from our participation in the program). A payment of R$191.9 million was due in August 2017 and a further payment of R$299.7 million was due by January 2018, both of which we have made within the prescribed time limits. As a result of our participation, we recorded expenses in an amount of R$364 million (after tax) in the third quarter of 2017.

In October 2017, we joined the Incentive Payment Programs and Installments (Programas de Parcelamento Incentivado) created by the cities Rio de Janeiro and São Paulo. The program allows for certain tax debts to be repaid in installments. In connection with our participation in these programs, we are repaying in installments certain amounts due as a result of lawsuits and administrative proceedings relating to ISS for the periods from 2005 to 2016 in a total amount of R$293 million as of December 31, 2017. As we had made provisions for these losses, we registered income of R$435 million as a result of the reversal of certain provisions, net of tax effects, in an amount of R$96 million.

Establishment of Credit Intelligence Bureau

On January 20, 2016, we entered into a non-binding memorandum of understanding with Banco Bradesco S.A., Banco do Brasil S.A., Caixa Econômica Federal and Itaú Unibanco S.A., for the creation of a credit intelligence bureau, the CIB. The CIB was structured as a corporation and each of Santander Brasil, Banco Bradesco S.A., Banco do Brasil S.A., Caixa Econômica Federal and Itaú Unibanco S.A. will have a 20% ownership stake in the corporation.

The purpose of the CIB is to develop a database that, in conformity with applicable laws, will collect, reconcile and handle the credit information of individuals and legal entities that register with the CIB and expressly authorize the inclusion of their credit information on the CIB’s database. We believe this initiative will lead to an increased degree of efficiency and improvement of our credit management activities, and will also facilitate the disbursement of long and medium-term lines of credit to participants in the Brazilian Financial System and to other corporate entities.

On April 14, 2017, the definitive documents were signed by the shareholders. At the extraordinary shareholders’ meeting held on October 5, 2017, a capital increase in an amount of R$285,205 thousand was approved as a result of which CIB’s capital stock increased from R$65,823 thousand to R$351,028 thousand. We estimate that the company will become fully operational in 2019.

Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, our wholly-owned subsidiary Aymoré CFI entered into a joint venture with Hyundai Capital, for the incorporation of (i) Banco Hyundai Capital Brasil S.A. and (ii) an insurance brokerage company, in order to provide, respectively, auto finance and insurance brokerage services, as well as products to consumers and Hyundai dealerships in Brazil. Aymoré CFI holds a 50% equity stake in Banco Hyundai Capital Brasil S.A. while Hyundai Capital holds the remaining 50% equity interest. On February 21, 2019, the Brazilian Central Bank granted to Banco Hyundai Capital Brasil S.A. the authorization to operate as a banking entity. We estimate that the company will begin operations in the first semester of 2019. The formation of the insurance brokerage company is still subject to regulatory approvals.

Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A., or “SSS DTVM”

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

Plans to Optimize our Capital Structure

On September 26, 2013, we announced that, in order to optimize our capital structure, our board of directors submitted a proposal to optimize the composition of our regulatory capital to our shareholders for their approval (“PR Optimization Plan”). The aim was to establish a more efficient capital structure, consistent with recent capital rules and aligned with our business strategy and asset growth plan. The PR Optimization Plan was composed of the following items: (i) an equity distribution to the shareholders of Santander Brasil in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of our regulatory capital; and (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split, with the purpose of eliminating trading in cents of reais.

On November 5, 2018, our board of directors approved the issuance, through our Cayman Islands branch, of debt instruments to form part of our Tier 1 and Tier 2 regulatory capital in the aggregate amount of U.S.$2.5 billion, pursuant to an offering made to non-U.S. Persons under Regulation S of the U.S. Securities Act of 1993, as amended.

Our board of directors also approved the redemption of instruments issued to form part of our Tier 1 and Tier 2 regulatory capital, in accordance with the board resolution of January 14, 2014. The redemption will be carried out with funds raised through the Notes Offer.

On December 18, 2018, the Brazilian Central Bank authorized the transactions contemplated in the Notes Offer and the redemption. The process was concluded on January 29, 2019.

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

Fair Value of Financial Instruments

We record financial assets as measured at Fair Value Through Profit Or Loss, at Fair Value Through Other Comprehensive Income or at Amortized Cost. Financial liabilities are, in general, measured at amortized cost, except for those included under “Financial Liabilities Measured At Fair Value Through Profit Or Loss”, “Other Financial Liabilities at Fair Value Through Profit or Loss” and financial liabilities designated as hedge items (or hedging instruments) in fair value hedges, which are measured at fair value.

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

See note 2d (ii) to our consolidated financial statements for additional information on valuation techniques used by us and details of the principal assumptions and estimates used in these models and the sensitivity of the valuation of financial instruments to changes in the principal assumptions used.

Impairment Losses on Financial Assets

Definition

A financial asset is considered impaired when there is objective evidence that events have occurred which:

•	in the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the transaction date;

•	in the case of equity instruments, mean that their carrying amount may not be fully recovered;

•	arise from the violation of terms of loans; and

•	arise during the Bankruptcy process.

As a general rule, the adjustment of the value of the impaired financial instruments is recognized in the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment loss is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced. Financial assets are deemed to be impaired, and the interest accrual suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates indicated in the loan agreement after taking into account the collateral guarantees received to secure (fully or partially) collection of the relevant balances.

For all nonperforming past due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding Debt Instruments Carried at Amortized Cost.

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

In estimating the future cash flows of debt instruments, the following factors are taken into account:

•	All the amounts that are expected to be obtained over the remaining life of the instrument, in this case, the provided guarantees;

•	The impairment loss takes into account the likelihood of collecting accrued interest receivable;

•	The various types of risk to which each instrument is subject; and

•	The circumstances in which collections will foreseeably be made.

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

The impairment loss is calculated using statistical models that consider the following factors:

•	Exposure at default, “EAD,” is the amount of risk exposure at the date of default by the counterparty. In accordance with IFRS, the EAD used for this calculation is the current exposure, as reported in the balance sheets.

•	Probability of default, or “PD,” is the probability of the borrower failing to meet its principal and/or interest payment obligations. PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

•	Loss given default, or “LGD,” is the loss arising in the event of default. LGD calculation is based on the net charge-offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of default.

•	Loss identification period, or “LIP,” is the time period between the occurrence of a loss event and the identification of an objective evidence of this loss. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of such loss.

Moreover, prior to loans being written off (which is only done after we have completed all recovery efforts, about 360 days later), the full provision of the loan’s remaining balance is registered so our allowance for impairment losses fully covers our losses. Banco Santander understands that its loan loss allowance methodology has been developed to meet its risk metrics and capture loans that could potentially become impaired.

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

The assessment of what constitutes an impairment is based on the following models:

We test goodwill for impairment on an annual basis, or more frequently if events or changes in economic circumstances, such as an adverse change in Santander Brasil’s business condition or observable market data, indicate that these assets may be impaired. The recoverable amount determination used in the impairment assessment requires prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions. Events and factors that may significantly affect the estimates include, among other things, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. If an impairment loss is recognized for goodwill, it may not be reversed in a subsequent period. The recognition of impairment is applicable when significant changes occur in the main estimates used to evaluate the recoverable amounts of the cash-generating unit recoverable amount below the carrying amount. Based on the assumptions described above, no impairment of goodwill in 2018, 2017 and 2016 was identified.

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

Upon impairment of either debt or equity instruments, the amount considered as effective loss is recognized in profit or loss. In addition, we did not identify any impairment of tangible assets in 2018, 2017 and 2016 (see notes 14, 13 and 12, respectively, to our audited consolidated financial statements).

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

New Accounting Pronouncements

The new accounting standards which will come into force after December 31, 2018 are mentioned in our audited consolidated financial statements included in this annual report. For further information, see note 1b to our audited consolidated financial statements.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2018 were applied in the preparation of such financial statements.

Results of Operations for the Years Ended December 31, 2018, 2017 and 2016

In less than four years, we managed to reposition our organization by implementing a clearly defined strategy, which allowed us to achieve higher profitability. In 2018, despite moderate growth in Brazilian economic activity indicators, we were able to expand our loan portfolio by double digits relative to 2017, while also increasing our market share in a profitable manner. This annual expansion of our loan balance derived from solid risk management, allied to the effectiveness of our models, which have kept quality indicators at controlled levels. As a result, both net interest income and fee and commission income experienced double-digit growth. The consistency of our revenues, combined with our unwavering pursuit of operational excellence, enable us to record a lower adjusted efficiency ratio compared to 2017. The following table presents an overview of certain key aspects of our results of operations for the years ended December 31, 2018, 2017 and 2016:

Executive Summary
Results

Total Income

Our total income amounted to R$49,507 million for the year ended December 31, 2018, an increase of 1.6% as compared to R$48,725 million for the year ended December 31, 2017. This performance was primarily due to  an R$6,975 million increase in net interest income resulting from a 11.6% of an increase in our loan portfolio, with a stronger contribution from commercial banking segment and higher fee and commission income due to 11.6% increase in our total active customer base and a 24.8% increase in the number of loyal customers. These factors were partially offset by a decrease in gains losses on financial assets and liabilities (net) and exchange differences (net), mainly as a consequence of our hedging on investments abroad in 2018. Excluding the effects of the hedge for investment abroad, our total income would have amounted to R$55,374 million in the year ended December 31, 2018 an increase of 11.8% compared to the year ended December 31, 2017. Total income excluding the effects of the hedge investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Our total income amounted to R$48,725 million for the year ended December 31, 2017, a decrease of 0.2% as compared to R$48,837 million for the year ended December 31, 2016. This decrease was primarily due to lower gains/losses on financial assets and liabilities (net) and exchange differences (net) of R$1,576 million in the year ended December 31, 2017 as compared to R$7,591 million in the year ended December 31, 2016, mainly as a consequence of our results of hedging on investments abroad in 2017. This decrease was offset by an increase in our net interest income of R$4,360 million, or 14.3% mainly due to an increase in our credit portfolio and margins charged on the loans we extend, and an increase in net fees and commissions of R$1,744 million, or 15.9% due to an increase in the number loyal customers and an increase in the volume of transactions processed. Excluding the effects of the hedge for investment held abroad, our total income would have amounted to R$49,535 million in the year ended December 31, 2017, an increase of 17.6% compared to the year ended December 31, 2016. Total income excluding the effects of the hedge investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Impairment losses on Financial Assets (Net)

Our impairment losses on financial assets (net) reached R$12,713 million for the year ended December 31, 2018, an increase of R$375 million, or 3.0% compared to our impairment losses on financial assets (net) in the year ended December 31, 2017. This increase was principally due to Installment Loans to Individuals, because of the IFRS 9 adoption in 2018 and the recurrent growth of the credit portfolio in this segment.

Our impairment losses on financial assets (net) reached R$12,338 million for the year ended December 31, 2017, a decrease of R$963 million, or 7.2% compared to our impairment losses on financial assets (net) in the year ended December 31, 2016. This decrease was primarily due to certain risk management measures which we have undertaken in recent years.

Consolidated Profit for the Year

Our consolidated profit for the year ended December 31, 2018 was 12,800 million, an increase of R$3,662 million, or 40.1%, primarily as a result of an increase of R$6,975 million in net interest income and an increase of R$ 1,410 million in net fees and commissions as well as lower expenses of R$1,310 million in provisions (net) partially offset by losses of R$7,165 million in gains/losses on financial assets and liabilities (net) and exchange differences (net).

Our consolidated profit for the year ended December 31, 2017 was R$9,138 million, an increase of R$1,673 million, or 22.4%, as a result of an increase in the volume of transactions primarily due to our expanded digital offering and an increase in the number of loyal customers.

Efficiency

Our efficiency ratio was 33.9% in December 2018, a 0.8 p.p. increase from 33.1% in December 2017. Our efficiency ratio was 33.1% in December 2017, a 2.5 p.p. decrease from 30.6% in December 2016. Disregarding the effect of the hedge for investment abroad on our revenues, our adjusted efficiency ratio reached 30.3%, 32.5% and 34.9% in December 31, 2018, 2017 and 2016, respectively. This improvement is due to our operation model and increased revenues. The efficiency ratio excluding the effects of the hedge investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non- GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Loan Portfolio

Our total loan portfolio to customers reached R$ 321.3 billion on December 31, 2018, an increase of 11.6% in 12 months, mainly due to an increase in loans to individuals and consumer finance portfolio. Loans to individuals grew 24.2% in 2018, driven by credit cards, payroll loans and mortgages, while our consumer finance loan portfolio grew 23.5%, mainly due to the fact that vehicle financing increased at a faster pace than the market growth rate.

In 2017, our total loan portfolio totaled R$287.8 billion, an increase of 7.2% as compared to the year ended December 31, 2016, driven by loans to individuals (principally credit cards, payroll loans and agricultural loans) and consumer finance portfolio.

Our consumer finance loan portfolio grew 24.7% in 2017, mainly due to an increase in vehicle financing greater than the market growth rate.

Credit Quality

Our impaired assets to credit risk ratio was 7.0% for the year ended December 31, 2018, a 0.3 p.p. increase as compared to 6.7% in the year ended December 31, 2017. We believe this decrease was due to the effectiveness of our model and the strength of our risk management.

Our coverage ratio (provisions for impairment losses as a percentage of impaired assets) was 102.4% in the year ended December 31, 2018, a 7.0 p.p. increase as compared to 95.4% December 31, 2017.

Our Basel Capital adequacy ratio, calculated in accordance with the regulations and guidance of the Brazilian Central Bank, was 15.1% for the year ended December 31, 2018, a decrease from 15.8%, as of December 31, 2017. For the year ended December 31, 2016 this ratio was 15.8%. Our capital indicators remain at comfortable levels and support our growth.

Deposits

Deposits from Brazilian Central Bank and deposits from credit institutions plus customer deposits increased by 13.5% to R$403.2 billion on December 31, 2018. For the year ended December 31, 2017, deposits from Brazilian Central Bank and deposits from credit institutions plus customer deposits amounted to R$355.4 billion, a 9.0% increase compared to R$326.1 billion in the year ended December 31, 2016.

Results of Operations

The following table presents our consolidated results of operations for the years ended December 31, 2018, 2017 and 2016:

	For the Year Ended December 31,
	2018	2017	2016	% Change 2018/2017	%Change 2017/2016
	(in millions of R$, except percentages)
Net interest income	41,921	34,946	30,586	20.0	14.3
Income from equity instruments	33	83	259	(60.8)	(67.9)
Income from companies accounted for by the equity method	66	72	48	(7.8)	50.0
Net fee and commission income	14,132	12,722	10,978	11.1	15.9
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(5,589)	1,574	7,591	(455.1)	(79.3)
Other operating income (expenses)	(1,056)	(672)	(625)	57.1	7.6
Total income	49,507	48,725	48,837	1.6	(0.2)
Administrative expenses	(16,792)	(16,121)	(14,920)	4.2	8.0
Depreciation and amortization	(1,740)	(1,662)	(1,483)	4.7	12.1
Provisions (net)	(2,000)	(3,309)	(2,725)	(39.6)	21.4
Impairment losses on financial assets (net)	(12,713)	(12,338)	(13,301)	3.0	(7.2)
Impairment losses on other assets (net)	(508)	(457)	(114)	11.3	300.9
Other nonfinancial gain (losses)	156	(324)	91	n.d.	n.d.
Operating profit before tax	15,910	14,514	16,384	9.6	(11.4)
Income tax	(3,110)	(5,376)	(8,919)	(42.1)	(39.7)
Consolidated profit for the year	12,800	9,138	7,465	40.1	22.4

Consolidated Profit for the Year

Our consolidated profit for the year ended December 31, 2018 was R$12,800 million, an increase of R$3,662 million, or 40.1%, as compared to our consolidated profit of R$9,138 million for the year ended December 31, 2017 as a result of:

(i)	an increase of R$6,975 million in net interest income mostly driven by growth in our loan portfolio driven by our commercial banking segment;

(ii)	an increase of R$1,410 million in net fees and commissions, primarily as a result of an increase of R$571 million in revenues from credit and debit cards, an increase of R$370 million in revenues from current account services and an increase of R$354 million in revenues from insurance and prize-linked savings products. These increase were in turn due to an 11.6% increase in our total active customer base and an 24.8% increase in the number of loyal customers;

(iii)	a decrease of R$7,163 million in gains/losses on financial assets and liabilities (net) and exchange differences (net), both of which include the effects of the hedge for investment held abroad.

Our consolidated profit for the year ended December 31, 2017 was R$9,138 million, an increase of R$1,673 million, or 22.4%, as compared to our consolidated profit of R$7,465 million for the year ended December 31, 2016 primarily as a result of (i) an increase of R$4,360 million in net interest income as a result of an increase in the volume of transactions primarily due to our expanded digital offering and an increase in the number of loyal customers (ii) lower expenses of R$3,543 million tax expenses and (iii) a decrease of R$6,017 million in gains/losses on financial assets and liabilities (net) and exchange differences (net), both of which include the effects of the hedge for investment held abroad (i.e., R$6,950 million of gains in tax expenses line and losses in gains/losses on financial assets and liabilities (net) and exchange differences (net)).

Net Interest Income

Net interest income for the year ended December 31, 2018 was R$41,921 million, a 20.0% or R$6,975 million increase from R$34,946 million for the year ended December 31, 2017. This increase was mainly due to an 11.6% increase in the volume of our credit portfolio which was primarily concentrated in our commercial banking segment, and which was partially offset a decrease in our revenues from deposits as a result of interest rate being lower in the fiscal year ended December 31, 2018 than the fiscal year ended December 31, 2017.

Net interest income for the year ended December 31, 2017 was R$34,946 million, a 14.3%, or R$4,360 million, increase from R$30,586 million for the year ended December 31, 2016. This increase was mainly due to a 7.2% increase in the volume of loans extended to customers and an increase in the margin we charge on these loans, both of which were primarily concentrated in our commercial banking segment. In addition, our revenues from deposits increased as a result of our liability management plan, which included: (i) increase in the average margins charged on deposit products which we offer, and (ii) an increase in the proportion of products which we offer on which we charge relatively higher margins.

Average total earning assets in 2018 were R$608.0 billion, a 9.3% or R$51.8 billion increase from R$556.2 billion in 2017. The principal drivers were an increase of R$26.8 billion, or 9.7%, in the average of loans and advances to customers, a R$17.3 billion increase in average of debt instruments and a R$14.0 billion increase in average of loans and amounts due to credit institutions, which were offset by a R$ 5.7 billion decrease in average of cash on balances with the Brazilian Central Bank. Net yield (the net interest income divided by average earning assets) was 6.9% in 2018 compared to 6.4% in 2017, an increase of 0.5 p.p.

Average total earning assets in 2017 were R$556.2 billion, a 10.3% or R$51.9 billion increase from R$504.3 billion in 2016. The principal drivers were an increase of R$38.0 billion, or 15.9%, in the average of loans and advances to customers and an increase R$18.7 billion in average of debt instruments. Net yield (the net interest income divided by average earning assets) was 6.4% in 2017 compared to 6.2% in 2016, an increase of 0.2 p.p.

Average total interest liabilities in 2018 were R$463.4 billion, an 11.2% or R$46.6 billion increase from R$416.8 billion in 2017. The main drivers of this growth were an increase of R$41.3 billion in customer deposits, an increase of R$13.4 billion in deposits from the Brazilian Central Bank and deposits from credit institutions and an increase of R$2.3 billion in subordinated debts, which were offset by a decrease of R$10.5 billion in marketable debt securities.

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

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) was 5.4% in 2018, mainly due to higher share of our Commercial Banking segment in our total results and a decrease in the cost of funding, associated with the overall reduction in the country’s interest rate as compared to and 4.0% in 2017 and 2016.

Income from Equity Instruments

Income from equity instruments for the year ended December 31, 2018 totaled R$33 million, a R$50 million decrease from R$83 million for the year ended December 31, 2017. This decrease was primarily due to a receipt of dividends of Rio Alto Gestão de Creditos e Participações S.A. that did not occurred in 2018. Income from equity instrument in 2017, totaled R$83 million, a R$176 million decrease from R$259 million for the year ended December 31, 2016. This decrease was mainly due to a decrease in dividends from investments registered in available for sale financial assets.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the year ended December 31, 2018 was R$66 million, a R$6 million decrease from R$72 million for the year ended 2017. This decrease was mainly due to the negative results of operations of Tecban (Tecnologia Bancária S.A.), a jointly controlled company, which were partially offset by positive results of operations of Webmotors S.A., a jointly controlled company. Income from companies accounted for by the equity method for the year ended December 31, 2017 was R$72 million, a R$24 million increase from R$48 million for the year ended December 31, 2016. This increase was mainly due to the positive results of operations of Banco RCI Brasil S.A., a jointly-controlled company, which were partially offset by negative results of operations of Webmotors S.A., a jointly-controlled company.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2018 reached R$14,132 million, a 11.1% or R$1,410 million, increase as compared to R$12,722 million for the year ended December 31, 2017. This increase was mainly due to an increase of R$571 million in revenues from credit and debit cards, R$370 million in revenues from current account services, R$354 million in revenues from insurance and prize-linked savings products. Net fees and commissions for the year ended December 31, 2017 reached R$12,722 million, a 15.9%, or R$1,744 million, increase from R$10,978 million for the year ended December 31, 2016. This increase was mainly due to an increase of R$670 million in revenues from credit and debit cards, R$543 million in revenues from current account services, R$337 million in revenues from insurance and prize-linked savings products and an increase of R$283 million in revenues from capital markets services.

Net fees and commissions from credit and debit cards totaled R$4,264 million for the year ended December 31, 2018, an increase of 15.5% compared to the year ended December 31, 2017. This increase was primarily due to a higher transaction volume in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017 (2.338,2 million in the year ended December 31, 2018 as compared to 1.987,6 million the year ended December 31, 2017). Net fees and commissions from credit and debit cards totaled R$3,692 million for the year ended December 31, 2017, an increase of 22.2% compared to the year ended December 31, 2016. This increase was primarily due to a higher transaction volume (1.987,6 million in the year ended December 31, 2017 as compared to 1.651,5 million the year ended December 31, 2016).

Net fees and commissions from current account services totaled R$3,913 million for the year ended December 31, 2018, an increase of 10.4% compared to the year ended 2017 explained by an increase in the number of our digital channel transactions of 36.5% and an increase in the base of active current account holders. Net fees and commissions from current account totaled R$3,544 million for the year ended December 31, 2017, an increase of 18.1% compared to the year ended December 31, 2016 primarily due to an increase in the volume of transactions of 20.2%.

Net fees and commissions from insurance and prize-linked savings products totaled R$3,169 million for the year ended December 31, 2018, a 12.6% increase compared to the year ended December 31, 2017, mainly due to credit life insurance associated with portfolio dynamics. Net fees and commissions from insurance and prize-linked savings products totaled R$2,815 million for the year ended December 31, 2017, an increase of 13.6% compared to the year ended December 31, 2016, mainly due to the expansion of our product portfolio and the growth in credit related insurance products.

Revenues from fees and commissions charged in connection with capital markets totaled R$916 million for the year ended December 31, 2018, an increase of 4.9% compared to the year ended 2017, mainly due to an increase in revenues from securities placements. Revenues from fees and commissions charged in connection with capital markets totaled R$873 million for the year ended December 31, 2017, an increase of 47.9% compared to the year ended December 31, 2016, mainly due to an increase in revenues from securities placements.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2018, 2017 and 2016:

	For the Year Ended December 31
	2018	2017	2016	% Change 2018/2017	Change% 2017/2016
		(in millions of R$, except percentages)
Current account services	3,913	3,544	3,001	10.4	18.1
Collection and payment services	1,291	1,152	957	12.0	20.4
Insurance and capitalization	3,169	2,815	2,478	12.6	13.6
Asset Management and pension funds	1,289	824	1,174	56.4	(29.8)
Credit and debit cards	4,264	3,692	3,022	15.5	22.2
Capital markets	916	873	590	4.9	47.9
Trade finance	1,228	956	855	28.4	11.8
Tax on services	(671)	(526)	(515)	27.5	2.2
Others	(1,266)	(608)	(584)	108.3	4.1
Total	14,132	12,722	10,978	11.1	15.9

Gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2018 were losses of R$5,589 million, a of R$7,163 million decrease from gains of R$1,574 million for the year ended December 31, 2017. This variation is mainly due to a decrease of R$5,057 million in derivatives transactions as a consequence of our results of hedging on investment abroad, which was offset by the same amount in income taxes. Excluding the results of hedging on investments abroad effect, gains/losses on financial assets and liabilities (net) and exchange differences (net) were R$278 million for the year ended December 31, 2018, a 88.4% decrease from R$2,386 million compared to the year ended December 31, 2017 primarily due to positive results in our derivative positions as a result of market volatility occurred in the fiscal year ended December 31, 2017 did not occur in the fiscal year ended December 31, 2018. Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding the effects of the hedge investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2017 were gains of R$1,574 million, a R$6,017 million increase from losses of R$7,591 million for the year ended December 31, 2016. This variation is mainly due to a decrease of R$6,950 million in derivatives transactions as a consequence of our results on investment abroad, which was offset by the same amount in income taxes. Excluding the results of hedging on investments abroad effect, gains/losses on financial assets and liabilities (net) and exchange differences (net) were R$2,384 million for the year ended December 31, 2017, a 64.3% increase from R$1,451 million compared to the year ended December 31, 2017, primarily due to positive results in our derivative positions as a result of market volatility. Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding the effects of the hedge investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

The following table presents our gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net) for the periods indicated.

	For the Year Ended December 31
	2018	2017	2016	% Change 2018/2017	%Change 2017/2016
	(in millions of R$, except percentages)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(5,589)	1,574	7,591	(455.1)	(79.3)
Effects of the hedge for investment held abroad	(5,867)	(810)	6,140	624.3	(113.2)
Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding Hedge Impact(1)	278	2,384	1,451	(88.4)	64.3

(1)	Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding the effects of the hedge investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2018 were expenses of R$1,056 million, an increase of R$384 million compared to expenses of R$672 million for the year ended December 31, 2017, mainly due to assets we received as guarantees from our customers. Other operating income/expenses for the year ended December 31, were expenses of R$672 million, an increase of R$47 million compared to expenses of R$625 million for the year ended December 31, 2016, primarily due to an increase in contributions to a deposit protection scheme known as the Credit Guarantee Fund (Fundo Garantidor de Crédito).

Administrative Expenses

Administrative expenses for the year ended December 31, 2018 were R$16,792 million, a R$672 million increase compared to expenses of R$16,121 million for the year ended December 31, 2017. For the year ended December 31, 2017, our administrative expenses of R$16,121 million reflected a R$1,200 million increase compared to administrative expenses of R$14,920 million for the year ended December 31, 2016. The performance in both periods is primarily attributed to higher data processing and personnel expenses.

Personnel expenses increased R$269 million for the year ended December 31, 2018.This performance can be attributed to the increase in wages and salaries and social security costs and benefits, which are in line with our meritocratic culture and the performance of our business. In the year ended December 31, 2017, our personnel expenses increased R$560 million compared to the same period in 2016, as a consequence of the increase in wages and salaries and social security costs, mainly due to higher profit sharing expenses related to the incentive plan expenses aligned with the performance of our business.

The following table sets forth our personnel expenses for each of the periods indicated:

	For the Year Ended December 31,
	2018	2017	2016	% Change 2018/2017	%Change 2017/2016
	(in millions of R$, except percentages)
Wages and salaries	5,813	5,714	5,377	1.7	6.3
Social security costs	1,405	1,381	1,273	1.7	8.5
Benefits	1,387	1,309	1,278	6.0	2.4
Training	63	58	63	8.6	(7.9)
Other personnel expenses	538	475	386	13.3	23.1
Total	9,206	8,937	8,377	3.0	6.7

Other administrative expenses increased R$403 million to R$7,586 million for the year ended December 31, 2018 from R$7,183 million for the year ended December 31, 2017, mainly due to: (i) a R$422 million increase in technology and systems associated with greater transactionality and expansion of our customer base, (ii) an R$189 million increase in specialized and technical services especially technology services. These expenses growth were partially offset by a R$136 million drop in communications. Other administrative expenses increased R$640 million from R$6,543 million for the year ended December 31, 2016 to R$7,183 million for the year ended December 31, 2017. This increase primarily reflects higher expenses with specialized and technical services, technology and systems, and advertising and communications as a consequence of our commercial actions in line with business transformations.

The following table sets forth our administrative expenses for each of the periods indicated:

	For the Year Ended December 31,
	2018	2017	2016	% Change 2018/2017	%Change 2017/2016
	(in millions of R$, except percentages)
Specialized and technical services	2,090	1,901	1,745	9.9	9.0
Property, fixtures and supplies	1,331	1,284	1,279	3.7	0.5
Technology and systems	1,786	1,365	1,247	30.8	9.5
Advertising	622	618	487	0.6	26.9
Communications	457	593	489	(22.9)	21.4
Per diems and travel expenses	127	107	133	18.7	(19.6)
Surveillance and cash courier services	617	630	622	(2.1)	1.3
Other administrative expenses	556	685	542	(18.8)	26.3
Total	7,586	7,183	6,543	5.6	9.8

The efficiency ratio, which we calculate as total administrative expenses divided by total income, increased to 33.9% in the year ended December 31, 2018, as compared to 33.1% for the year ended December 31, 2017. For the year ended December 31, 2016 it was 30.6%. Our adjusted efficiency ratio, which excludes the effect of the hedge for investment held abroad (see “—Hedging in Foreign Investments” and “Selected Financial Data—Selected Consolidated Ratios, Including Non-GAAP Ratios”), was 30.3%, 32.5% and 34.9% in 2018, 2017 and 2016, respectively.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2018 was R$1,740 million, a R$78 million increase from R$1,662 million for the year ended December 31, 2017, mainly due to higher depreciation expenses related to technology items and higher amortization expenses in relation to third party real estate and facilities. For the year ended December 31, 2017, depreciation and amortization amounted to R$1,662 million, a R$180 million increase from R$1,483 million for the year ended December 31, 2016. This was principally due to impairment of intangible assets related to software of R$155 million and an increase of R$29 million incurred in connection with lease renewals.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$2,000 million for the year ended December 31, 2018, a decrease of R$1,310 million compared to R$3,309 million for the year ended December 31, 2017, mainly due to a decrease of R$816 million related to the past service cost in the contribution established for a post-employment benefit plan named Cabesp due to changes in the plan in the first half of 2018 (for further information, see note 22. to our audited consolidated financial statements included in this annual report) and lower gains related to foreclosed assets.

In the year ended December 31, 2017, provisions (net) totaled R$3,309 million, an increase of R$584 million compared to R$2,725 million for the year ended December 31, 2016. This increase was mainly due to an increase in provisions related to civil and labor contingences and by our participation in the incentive installment payment program related to ISS taxes and the participation in the amnesty program for outstanding taxes and social security debts (in accordance with Provisional Measure No.783/2017). For further information, see note 24.c1 from our audited consolidated financial statements included in this annual report.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the year ended December 31, 2018 were R$12,713 million, an R$375 million increase compared to R$12,338 million for the year ended December 31, 2017. This increase was principally due to Installment Loans to Individuals, because of the IFRS 9 adoption in 2018 and the recurrent growth of the credit portfolio in this segment.

For the year ended December 31, 2017, impairment losses on financial assets (net) were R$12,338 million, an R$963 million decrease compared to R$13,301 million for the year ended December 31, 2016 principally due to:

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

Our credit risk exposure portfolio increased by R$33.7 billion to R$364.2 billion as of December 31, 2018 compared to R$330.5 billion as of December 31, 2017. Furthermore, our impaired assets increased R$3.3 billion from R$19.1 billion as of December 31, 2017 to R$22.4 billion for the year ended December 31, 2018. The default rate increased by 33 basis points in 2018 in comparison with 2017.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio as of December 31, 2018 and December 31, 2017 and 2016.

	For the Year Ended December 31
	2018	2017	2016	% Change 2018/2017	%Change 2017/2016
	(in millions of R$ except percentages)
Loans and advances to customers gross	321,933	287,829	268,438	11.8	7.2
Impaired assets	22,426	19,145	18,887	17.1	1.4
Provisions for impairment losses	22,969	18,262	18,191	25.8	0.4
Credit risk exposure – customers(1)	364,182	330,474	301,703	10.2	9.5
Ratios
Impaired assets to credit risk exposure	6.2%	5.8%	6.3%	0.4 p.p	(0.5) p.p
Coverage ratio(2)	102.4%	95.4%	96.3%	7 p.p	(0.9) p.p
Impairment losses on loans and receivables	-	(12,338)	(13,390)	(100.0)	(7.9)
Financial Assets Measured At Amortized Cost and contingent commitments	(12,713)	-	-	-	-
Impairment losses on other financial instruments not measured at fair value through profit for loss(3)	-	(1)	88	(100.0)	(101.3)
Total of Impairment losses on financial assets (net)(4)	(12,713)	(12,338)	(13,301)	3.0	(7.2)

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$321,933 million and guarantees and documentary credits amounting to R$42,260 million. We present the off-balance information to better demonstrate our total managed credit risk.

(2)	Provisions for impairment losses as a percentage of impaired assets.

(3)	Corresponds to registration of losses of a permanent character in the realization value of bonds and securities classified as “Securities available for sale” currently accounted for “Earnings on financials assets (net).”

(4)	As of December 31, 2018, 2017 and 2016, our total of impairment losses on financial instruments included R$2,714 million, R$2,784 million and R$1,555 million, respectively, relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2014 through 2018:

Impaired Assets by Type of Loan

The following table shows our impaired assets by type of loan as of December 31, 2018, 2017 and 2016.

	For the Year Ended December 31,
	2018	2017	2016	% Change 2018/2017	%Change 2017/2016
	(in millions of R$, except percentages)
Commercial and industrial	11,832	11,994	11,629	(1.4)	3.1
Real estate	1,036	782	719	32.5	8.8
Installment loans to individuals	9,499	6,304	6,488	50.7	(2.8)
Lease financing	59	65	52	(9.2)	25
Total	22,426	19,145	18,888	17.1	1.4

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

Commercial and Industrial

Impaired assets in the portfolio of commercial and industrial loans amounted to R$11,832 million as of December 31, 2018, a decrease of R$162 million, or 1.3%, compared to R$11,994 million as of December 31, 2017. The decrease in impaired assets in this portfolio was the result of the measures that Santander Brasil put in place to manage it, including collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts.

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

Real Estate

Impaired assets in the real estate lending portfolio totaled R$1,036 million on December 31, 2018, an increase of R$254 million, or 32.5%, compared to R$782 million as of December 31, 2017. The increase was due to the adoption of IFRS 9 criteria this year and some defaults by individuals as a result of the weak macroeconomic conditions in Brazil.

Impaired assets in the real estate lending portfolio totaled R$782 million on December 31, 2017, an increase of R$63 million compared to R$719 million as of December 31, 2016.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$9,499 million as of December 31, 2018, with an increase of R$3,195 million, or 50.7%, compared to 2017. This increase was a result of adoption of IFRS 9 criteria this year and the weak macroeconomic conditions in Brazil.

On December 31, 2017, our impaired assets in the installment loans to individuals lending portfolio totaled R$6,304 million, with a decrease of R$184 million, or 2.8%, compared to 2016. This decrease was a result of renegotiation practices for customers during restructuring programs along the year which reflects the measures adopted by Santander Brasil since late 2012 to manage default rates in this portfolio, which included the adaptation of credit limits for new customers, the development of new loan models with “predictive scoring” enhancements and recovery campaigns to offer to delinquent customers loan terms adjustments to help them meet their payment obligations.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

Financial Leasing

Impaired assets in the lease financing lending portfolio totaled R$59 million on December 31, 2018, a decrease of R$6 million compared to December 31, 2017.

Impaired assets in the financial leasing lending portfolio amounted to R$65 million as of December 31, 2017, an increase of R$13 million compared to December 31, 2017. The increase in impaired assets was mainly due to defaults by certain borrowers as a result of weak macroeconomic conditions in Brazil.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses”.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2018 amounted to losses of R$508 million, an increase of R$52 million as compared to the year ended December 31, 2017, mainly due to higher loss provision of non onlending payroll loans. For the year ended December 31, 2017, impairment losses on other assets (net) amounted to losses of R$457 million, an increase of R$342 million as compared to 2016. This increase was primarily due to impairment losses of R$306 million related to system acquisition and development that did not occur in 2017.

Other Nonfinancial Gains/Losses

Other nonfinancial gains/losses were gains of R$156 million during the year ended December 31, 2018, a positive variation of R$481 million from losses of R$324 million during the year ended December 31, 2017, primarily due to (i) an increase of R$272 million related to provisions for devaluations on real estate that occurred in 2017 that did not occurred in 2018; (ii) an increase of R$181million of which R$104 million are related to an income from the reversal of the provision for impairment of properties and R$78 million are related form the sale of assets received in the recovery of credits with customers. For further information, see note 42 and 43 from our audited consolidated financial statements included in this annual report.

During the year ended December 31, 2017, other nonfinancial gains/losses were losses of R$324 million, a negative variation of R$233 million from gains of R$91 million during the year ended December 31, 2016, mainly due to the disposal of property received in the collection process and the provision of the recoverable value of these assets.

Operating Profit Before Tax

Operating profit before tax for the year ended December 31, 2018 was R$15,910 million, an increase of R$1,396 million, or 9.6%, as compared to R$14,514 million for the year ended December 31, 2017. In the year ended December 31, 2016, our operating profit before tax for the year end was R$16,384 million.

Excluding the effects of the hedge for investment held abroad operating profit before tax amounted to R$21,777 million for the year ended December 31, 2018, a 42.1% increase from R$15,324 million compared to the year ended December 31, 2017. In the year ended December 31, 2016 operating profit before tax was R$10,244 million. Operating profit before tax excluding the effects of the hedge for investment held abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

The table below presents our operating profit before tax and our operating profit before tax excluding the effects of the hedge for investment held abroad for the periods presented.

	For the Year Ended December 31,
	2018	2017	2016	% Change 2018/2017	%Change 2017/2016
	(in millions of R$, except percentages)
Operating Profit Before Tax	15,910	14,514	16,384	9.6	(11.41)
Effects of the hedge for investment held abroad	(5,867)	(810)	6,140	624.3	(113.2)
Adjusted operating profit before tax	21,777	15,324	10,244	42.1	49.6

(1)	Adjusted operating profit is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Income Taxes

Income taxes expense includes income tax, social contribution, PIS and COFINS (which are social contributions due on certain revenues net of some expenses). Income taxes amounted to expenses of R$3,110 million for the year ended December 31, 2018, a R$2,266 million decrease from expenses of R$5,376 million for the year ended December 31, 2017. This decrease was mainly attributable to the foreign exchange gains of R$5,057 million as a consequence of the effects of foreign exchange rate variations in investments abroad for our foreign branches and subsidiary, and the associated hedging instruments, affecting the “Gains (losses) on financial assets and liabilities (net)” line.

For the year ended December 31, 2017, income taxes amounted to expenses of R$5,376 million for the year of 2017, a R$3,543 million decrease from losses of R$8,919 million for the year ended December 31, 2016. This decrease was mainly attributable to the following events: (i) foreign exchange gains of R$6,950 million as a consequence of the effects of foreign exchange rate variations on the investment abroad on our foreign branch and subsidiary, and the associated hedging instruments, affecting the “Gains (losses) on financial assets and liabilities (net)” line and (ii) the recognition of certain deferred tax credits during 2017 as a result of the decrease of CSLL rate from 20% to 15% applicable from 2019 onwards.

The following table shows our income taxes and income taxes excluding the effects of the hedge for investment held abroad for the periods indicated.

	For the Year Ended December 31,
	2018	2017	2016	% Change 2018/2017	%Change 2017/2016
	(in millions of R$, except percentages)
Income taxes	(3,110)	(5,376)	(8,919)	(42.1)	(39.7)
Effects of the hedge for investment held abroad	(5,867)	810	(6,140)	(824.3)	(113.2)
Income taxes excluding effects of the hedge for investment held abroad	2,757	(6,186)	(2,779)	(144.6)	122.6

*	Income taxes excluding effects of the hedge for investment held abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Results of Operations by Segment for the Years Ended December 31, 2018, 2017 and 2016

The following tables show our results of operations for the years ended December 31, 2018, 2017 and 2016, for each of our operating segments.

Commercial Banking

	For the Year Ended December 31,
	2018	2017	2016	% Change 2018/2017	%Change 2017/2016
	(in millions of R$, except percentages)
Net interest income	39,391	32,392	27,366	21.6	18.4
Income from equity instruments	10	83	259	(88.0)	(67.9)
Income from companies accounted for by the equity method	66	72	48	(8.3)	50.0
Net fee and commission income	12,537	11,262	9,580	11.3	17.6
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(6,752)	(26)	5,619	25,869.2	(100.5)
Other operating income (expenses)	(966)	(641)	(611)	50.7	4.8
Total income	44,286	43,143	42,261	2.7	2.1
Personnel expenses	(8,404)	(8,167)	(7,638)	2.9	6.9
Other administrative expenses	(7,186)	(7,012)	(6,273)	2.5	11.8
Administrative expenses	(15,590)	(15,179)	(13,911)	2.7	9.1
Depreciation and amortization	(1,637)	(1,560)	(1,382)	4.9	12.9
Provisions (net)	(1,948)	(3,190)	(2,685)	(38.9)	18.8
Impairment losses on financial assets (net)	(12,420)	(11,233)	(11,607)	10.6	(3.2)
Impairment losses on other assets (net)	(450)	(436)	(114)	3.2	281.9
Other nonfinancial gain (losses)	156	(324)	91	(148.1)	(456.9)
Operating profit before tax	12,397	11,220	12,652	10.5	(11.3)

	For the Year Ended December 31,
	2018	2017	2016	% Change 2018/2017	%Change 2017/2016
	(in millions of R$, except percentages)
Operating Profit Before Tax	12,397	11,220	12,652	10.5	(11.3)
Effects of the hedge for investment held abroad	(5,867)	(810)	6,140	624.3	(113.2)
Adjusted Operating Profit Before tax	18,264	12,030	6,512	51.8	84.7

2018 and 2017

Operating profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2018 was R$12.4 billion, a R$1.2 billion increase from R$11.2 billion for the year ended December 31, 2017. This variation was mainly due to:

•	An increase of R$6,998 million in net interest income for the year ended December 31, 2018, compared to the year ended December 31, 2017, as a result of an increase in volume of loans extended to customers, partially offset by revenues from deposits decreased as a result of interest rates being lower in the fiscal year ended December 31, 2018 than in the fiscal year ended December 31, 2017.

•	An increase of R$1,275 million in net fee and commission income for the year ended December 31, 2018, compared to the year ended December 31, 2017, mainly due to (i) an increase in revenues from credit and debit cards, (ii) an increase in revenues from current accounts, and (iii) an increase in revenues from insurance and prize-linked savings products.

This variation was partially offset by:

•	A decrease of R$6,728 million in gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2018, compared to the year ended December 31, 2017. This variation is mainly due to a decrease of R$5,057 million in derivatives transactions as a consequence of our results of hedging on investment abroad. For further information, see “— Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments.”

Excluding the effects of the hedge for investments held abroad on our revenues, our operating profit before taxes would have been R$18.3 billion, 51.8% higher than in the fiscal year ended December 31, 2017. Operating profit before taxes excluding the hedge of investments held abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

2017 and 2016

Operating profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2017 was R$11.2 billion, a R$1.4 billion decrease from R$12.6 billion for the year ended December 31, 2016. This variation was mainly due to:

•	An increase of R$5,026 million in net interest income for the year ended December 31, 2017, compared to the year ended December 31, 2016, as a result of an increase in volume of loans extended to customers, an increase in the margin we charge on these loans and an increase in revenues from deposits as a result of our liability management plan.

•	An increase of R$1,682 million in net fee and commission income for the year ended December 31, 2017, compared to the year ended December 31, 2016, mainly due to (i) an increase in revenues from current accounts, (ii) an increase in revenues from credit and debit cards, and (iii) an increase in revenues from insurance and prize-linked savings products.

•	A decrease of R$375 million in impairment losses on financial assets (net) for the year ended December 31, 2017, compared to the year ended December 31, 2016. This decrease reflects the adaptation of credit limits for new customers, the development of new loan models with “predictive scoring” enhancements and recovery campaigns to offer to delinquent customers loan terms adjustments to help them meet their payment obligation.

This variation was partially offset by:

•	A decrease of R$5,645 million in gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2017, compared to the year ended December 31, 2016. This variation is mainly explained by a decrease of R$6,590 million from derivatives transactions, as a consequence of our results of hedging on investments abroad. For further information, see “— Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments.”

Excluding the effects of the hedge for investments held abroad on our revenues, our operating profit before taxes would have been R$12.0 billion, 84.7% higher than in the fiscal year ended December 31, 2017. Operating profit before taxes excluding the hedge of investments held abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Global Wholesale Banking

	For the Year Ended December 31,
	2018	2017	2016	% Change 2018/2017	%Change 2017/2016
	(in millions of R$, except percentages)
Net interest income	2,531	2,554	3,221	(0.9)	(20.7)
Income from equity instruments	23	-	-	-	-
Net fee and commission income	1,595	1,460	1,397	9.2	4.5
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	1,163	1,600	1,972	(27.3)	(18.9)
Other operating income (expenses)	(90)	(31)	(14)	190.3	132.9
Total income	5,222	5,582	6,576	(6.5)	(15.1)
Administrative expenses	(1,202)	(943)	(1,009)	27.5	(6.5)
Personnel expenses	(802)	(771)	(739)	4.0	4.3
Other administrative expenses	(400)	(172)	(270)	132.6	(36.5)
Depreciation and amortization	(103)	(102)	(101)	1.0	0.9
Provisions (net)	(53)	(119)	(39)	(55.5)	n.d
Impairment losses on financial assets (net)	(294)	(1,105)	(1,694)	(73.4)	(34.7)
Impairment losses on other assets (net)	(58)	(21)	-	176.2	n.d
Operating profit before tax	3,512	3,293	3,732	6.7	(11.8)

2018 and 2017

Profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2018 was R$3.5 billion, a 6.7%, or R$220 million, an increase from R$3.5 billion for the year ended December 31, 2017.

This variation was mainly due to:

an increase of R$812 million in impairment losses on financial assets (net) principally as a result of our risk management strategy and recovery campaigns for our customers.

This variation was partially offset by:

•	a decrease of R$437 million in gains/losses on financial assets and liabilities (net) and exchange differences (net), mainly explained by a decrease in gains from derivatives and market positions and a decrease in property trading.

2017 and 2016

Profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2018 was R$3.3 billion, a 11.8%, or R$439 million, a decrease from R$3.7 billion for the year ended December 31, 2017.

This variation was mainly due to:

•	a decrease of R$666 million in net interest income, principally due to lower income from market activities with customers and our proprietary trading; and

•	a decrease of R$372 million in gains/losses on financial assets and liabilities (net) and exchange differences (net), mainly explained by a decrease in gains from derivatives and market positions. This variation was partially offset by an increase of R$589 million in impairment losses on financial assets (net), primarily due to our risk management.

5B.	Liquidity and Capital Resources

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

Due to our stable and diversified funding sources, which include a large base of customer deposits as detailed below, we have historically had no liquidity deficiencies.

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

The following tables present the composition of our consolidated funding at the dates indicated.

	As of December 31,
	2018	2017	2016
	(in millions of R$)
Customer deposits	304,198	276,042	247,445
Current accounts	18,854	17,560	15,868
Savings accounts	46,068	40,572	36,051
Time deposits	190,983	146,818	94,479
Repurchase agreements	48,293	71,092	101,047
Backed operations with Private Securities(1)	6,978	33,903	59,460
Backed operations with Public Securities(1)	41,315	37,189	41,586
Deposits from the Brazilian Central Bank and credit institutions	99,023	79,375	78,634
Demand deposits	710	306	314
Time deposits(2)	47,227	52,739	49,549
Repurchase agreements	51,086	26,329	28,771
Backed operations with Private Securities(1)	6,978	-	446
Backed operations with Public Securities(1)	44,108	26,329	28,324
Total deposits	403,221	355,417	326,079
Marketable debt securities	74,626	70,247	99,843
Agribusiness Credit Notes	11,925	8,854	6,981
Treasury Bills	30,721	31,686	61,157
Real Estate Credit Notes	27,160	27,714	23,983
Bonds and other securities	4,820	1,993	7,722
Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital	9,780	8,437	8,312
Subordinated liabilities	9,886	519	466
Total Funding	497,513	434,620	434,702

(1)	Refers primarily to repurchase agreements backed by debentures of own issue.

(2)	This includes transactions with credit institutions in connection with export and import financing lines, BNDES and FINAME on-lending and abroad on other credit lines abroad.

Deposits

Customer Deposits

Our balance of customer deposits was R$304.2 billion on December 31, 2018, R$276.0 billion on December 31, 2017, and R$247.4 billion on December 31, 2016, representing 61.1%, 63.5% and 56.9% of our total funding, respectively.

Current Accounts

Our balance of current accounts was R$18.9 billion on December 31, 2018, R$17.6 billion on December 31, 2017 and R$15.9 billion on December 31, 2016, representing 4.7%, 4.9%, and 4.9% of total deposits, respectively.

Customer Savings Deposits

Our balance of customer savings deposits was R$46.1 billion on December 31, 2018, R$40.6 billion on December 31, 2017 and R$36.1 billion on December 31, 2016, representing 11.4%, 11.4% and 11.1% of total deposits, respectively.

Customer Time Deposits

Our balance of customer time deposits was R$191.0 billion on December 31, 2018, R$146.8 billion on December 31, 2017 and R$94.5 billion on December 31, 2016, representing 47.4%, 41.3% and 29.0% of total deposits, respectively.

Customer Deposits – Repurchase Agreements

We maintain a portfolio of Brazilian public and private sector debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile and composed, generally, of Brazilian public securities and of repurchase agreements linked to debentures. Securities sold under repurchase agreements decreased to R$48.3 billion on December 31, 2018 from R$71.1 billion on December 31, 2017 and R$101.0 billion on December 31, 2016, representing 12.0%, 20.0% and 31.0% of total deposits, respectively.

Deposits from the Brazilian Central Bank and Credit Institutions

Our balance of deposits from the Brazilian Central Bank and credit institutions was R$99.0 billion on December 31, 2018, R$79.4 billion on December 31, 2017 and R$78.6 billion on December 31, 2016, representing 24.6%, 22.3% and 24.1% of total deposits, respectively.

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

Other Funding

Marketable Debt Securities

Our balance of marketable debt securities was R$74.6 billion on December 31, 2018, R$70.2 billion on December 31, 2017 and R$99.8 billion on December 31, 2016, representing 15.0%, 16.2% and 23.0% of our total funding, respectively.

Agribusiness credit notes (Letra de Crédito do Agronegócio), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, are issued exclusively by financial institutions and related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain and the exchange acceptances, reached R$11.9 billion on December 31, 2018, R$8.9 billion on December 31, 2017, and R$7.0 billion on December 31, 2016.

Treasury bill instruments (Letras financeiras) are a funding alternative available to banks that can be characterized as senior or eligible to compose the Regulatory Capital. Pursuant to CMN Resolution 4,123 of August 23, 2012, its minimum term must be 24 months and it must be issued for a minimum amount of R$300,000 for subordinated transactions and R$150,000 for senior transactions. Our balance of treasury bills instruments totaled R$30.7 billion as of December 31, 2018, a 3.0% decrease from December 2017.

Real estate credit notes (Letras de Crédito Imobiliário) decreased 2.0%, from R$27.7 billion on December 31, 2017 to R$27.2 billion on December 31, 2018.

We undertake issuances of securities, including under our U.S.$10,000,000,000 Global Medium Term Notes Program. Our balance of bonds and other securities was R$4.8 billion on December 31, 2018 and R$2.0 billion on December 31, 2017. This change was principally due to the non Replacement of certain debt instruments reaching maturity.

Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital

We have issued U.S. dollar-denominated Notes that constitute Tier 1 and Tier 2 regulatory capital as part of our plan to optimize our capital structure. As of December 31, 2018 the balance for both Tier 1 and Tier 2 debt instruments was R$9.8 billion compared to R$8.4 billion as of December 31, 2017. This variation was caused by:

a)	new issues on November 2018 as of:

i.	R$1.25 billion indexed 7.25% per year with no maturity (perpetual) and interest paid semiannually, as of May 8, 2019; and

ii.	R$1.25 billion indexed 6.125% per year maturing in November 2028 and interest paid semiannually, as of May 8, 2019.

b)	The reclassification of the balances of December 31, 2017 to Subordinated Liabilities as approved by Brazilian Central Bank on December 17, 2018, as of the date of their issuance, Levels I and II of Regulatory Capital must be excluded.

The emissions generated from November 2018 were made through our branch in the Cayman Islands and, consequently, there is no incidence of income tax at source.

Subordinated Liabilities

As of December 31, 2018, our subordinated liabilities amounted to a total of R$9.9 billion of U.S. dollar-denominated Notes whose were repurchased in January 29, 2019 as approved by Brazilian Central Bank. On December 18, 2018, the Brazilian Central Bank issued approval for the repurchase of the notes issued on January 29, 2014, this approval led to the reclassification of these instruments from Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital to Subordinated Liabilities (Note 20).

Capital Management

Our capital management is based on conservative principles and continuous monitoring of the items that affect our solvency level. We are required to comply with Brazilian capital adequacy regulations under Brazilian Central Bank rules. In October 2013, the new regulations implementing the capital and the regulatory capital requirements of the Basel Committee on Banking Supervision (Basel III) came into effect in Brazil. The minimum regulatory capital requirement is currently at 11%. The Tier I requirement is 6.0%, divided into core capital of at least 4.5%, consisting mainly of corporate capital and profit reserves, including shares, units of ownership, reserves and earned income, and additional capital consisting mainly of certain reserves, revenue earned and hybrid securities and instruments as capital authorized by the Brazilian Central Bank.

According to the new rules on regulatory capital in Brazil, the value of goodwill for the calculation of capital base was deducted from the capital base according to the “phase-in” for implementation of Basel III in Brazil, which will be completed by January 1, 2019. The following table sets forth the percentage of required goodwill deduction for each year up to 2019:

Basel III Phase in
2014	2015	2016	2017	2018	2019
20%	40%	60%	80%	100%	100%

Source: Brazilian Central Bank; Resolution No. 4,192 of the Brazilian Central Bank of March 2013.

If Basel III requirements were fully implemented as of the date hereof, we would continue to maintain an adequate regulatory capital ratio under Basel III and Brazilian Central Bank rules.

Our Basel capital adequacy ratio, calculated in accordance with the regulations and guidance of the Brazilian Central Bank was 15.1% as of December 31, 2018. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Capital Adequacy and Leverage—Basel.”

	As of December 31,
	2018(1)	2017(1)(2)	2016(1)
	(in millions of R$, except percentages)
Tier I Regulatory Capital	61,477	56,386	56,264
CET 1 Common Equity Tier I	56,581.5	52,196.9	52,136.8
Supplementary Capital	4,895.2	4,189.1	4,127.2
Tier II Regulatory Capital	4,887.2	4,250.4	4,280.8
Regulatory Capital (Tier I and II)	66,363.9	60,636.4	60,544.9
Required Regulatory Capital	37,998.6	383,132.7	36,669.6
Portion of Credit Risk(3)	30,959.9	324,696.5	31,309.9
Market Risk Portions(4)	3,383.7	25,857.1	2,388.6
Operational Risk Portion(5)	3,654.9	32,579.1	2,971.0
Tier I Ratio	14.0%	14.7%	15.2%
Basel Principal Capital	12.8%	13.6%	14.0%
Basel Ratio	15.1%	15.8%	16.3%

(1)	Amounts calculated based on the applicable consolidated prudential conglomerate definition, which took effect as of January 2015.

(2)	As of 2017, the amounts of required regulatory capital have been informed as the risk-weighted assets correspondent and in the prior years the amounts were being informed as the allocated portions. For better comparison to the prior years, the respective recalculated amounts of portions for 2018 are: Credit risk portion R$30,960, Market risk portion R$3,384 and Operational risk portion R$3,655.

(3)	To calculate the capital allocation for credit risk we considered Brazilian Central Bank Circular No. 3,714 of August 20, 2014, which amends Circular No. 3,644 of March 4, 2013.

(4)	Includes portions for market risk exposures subject to variations in rates of foreign currency coupons, or “PJUR2,” price indexes, or “PJUR3,” and interest rate, or “PJUR1/PJUR4,” the price of commodities, or “PCOM,” the price of shares classified as trading portfolios, or “PACS,” and portions for gold exposure and foreign currency transactions subject to foreign exchange, or “PCAM.”

(5)	To calculate the capital allocation for the Operational Risk Portfolio we considered Brazilian Central Bank Circular Nº 3.640 of March 4, 2013, which amends the resolution No. 4.193 of March 1, 2013.

5C.	Research and Development, Patents and Licenses, etc.

We do not have any significant policies or projects relating to research and development, and we own no relevant patents or licenses.

5D.	Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	The ongoing economic and political crisis in Brazil may adversely affect the performance of the Brazilian economy, and the policies adopted by the newly-elected administration could exacerbate, or fail to adequately remedy, the crisis. As a result, our credit portfolio, which is focused on Brazil, may not grow or could decrease and our provisions for loan losses would increase;

•	Financial problems in certain countries in Europe, including in the United Kingdom or in other countries as a result of the exit of the United Kingdom from the European Union, could lead to another international financial crisis. If this occurs, Brazilian GDP growth in future periods may be depressed and, as a result, our credit portfolio may not grow or could decrease and our provisions for loan losses would increase;

•	Potential inflation increases that could cause an increase in interest rates and lower growth in lending activities;

•	Continued market volatility and instability that could affect our revenues;

•	Restrictive regulations or government intervention in the banking business, which could affect our margins and/or growth in lending activities;

•	Regulatory capital changes toward more restrictive rules as a response to any potential financial crisis or general macroeconomic conditions;

•	Decreased liquidity in domestic capital markets;

•	Tax policies that could decrease our profitability;

•	Currency fluctuation and exchange rate controls that could have an adverse impact on international investors;

•	Failure to adequately protect ourselves against risks relating to cyber-security;

•	Our dependence on the proper functioning of information technology systems; and

•	In contrast to all the points mentioned above, a recovery in the Brazilian economy, with new reforms underway (such as the pension reform and the foreign trade reform), and ongoing control of inflation, could have a positive effect on the economic environment and, therefore, impact our business.

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

The following table sets forth the maximum potential amount of future payments under credit and financial guarantees.

	As of December 31,
	2018	2017	2016
	(millions of R$)
Contingent liabilities
Guarantees and other sureties	39,082	40,730	32,630
Documentary credits	3,178	1,915	635
Total contingent liabilities	42,260	42,645	33,265

We also manage certain funds that are not recorded on our balance sheet as detailed below for the periods indicated:

	As of December 31,
	2018	2017	2016
	(millions of R$)
Funds under management	1,897	1,748	1,534
Total	1,897	1,748	1,534

Finally, we hold certain third-party securities in custody which are not recorded on our balance sheet. As of December 31, 2018, 2017 and 2016, we held in custody debt securities and equity instruments entrusted to Santander Brasil by third parties totaling R$34.0 billion, R$40.4 billion and R$27.8 billion, respectively.

5F.	Contractual Obligations

Our contractual obligations as of December 31, 2018 are summarized as follows:

	As of December 31, 2018
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of R$)
Contractual Obligations
Deposits from the Brazilian Central Bank and credit institutions	99,022,806	68,795,627	24,627,618	3,753,455	1,846,106
Customer deposits	304,186,074	245,161,918	42,398,300	16,623,828	2,028
Marketable debt securities	74,626,232	37,845,630	22,479,019	5,854,091	8,447,492
Debt Instruments Eligible to Compose Capital(1)	9,779,944	-	-	9,779,944	-
Subordinated liabilities	9,885,607	9,885,607	-	-	-
Contractual Interest payments(2)	100,957,018	52,736,639	48,631,903	(2,629,198)	2,217,674
Total	598,457,681	414,425,421	138,136,840	33,382,120	12,513,300

(1)	The table above excludes the notional and any interest payments relating to our perpetual Tier I bonds which interests are discretionary as described in “Item 5A—Operating And Financial Review And Prospects—Operating Results.”

(2)	Calculated for all Deposits from credit institutions, Customer Deposits, Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital (Tier II) assuming a constant interest rate based on data as of December 31, 2018 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The above table does not reflect amounts that we may have to pay on derivative contracts. The amounts ultimately payable will depend upon movements in the financial markets. The net fair value position of our derivative contracts as of December 31, 2018 reflected liabilities of R$224 million, compared to assets of R$414 million as of December 31, 2017.

In addition, we lease many properties under standard real estate lease contracts, which can be cancelled at our option and include renewal options and escalation clauses. Total future minimum payments of non-cancelable operating leases as of December 31, 2018 was R$2,274 million, of which R$671 million matures in up to one year, R$1,436 million from one year to up to five years and R$168 million after five years. Additionally, we have contracts with indeterminate maturities totaling R$1 million per month.

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

Our board of directors comprises a minimum of five members and a maximum of twelve members. At least 20.0% of the members of the board of directors must be independent members. The board of directors has a chairman and a vice-chairman, each elected at the general shareholders’ meeting by majority vote.

Our board of executive officers comprises a minimum of two members and a maximum of 75 members, one of them being appointed as the Chief Executive Officer, and the others may be appointed as senior vice president executive officers, vice president executive officers, investor relations officers, executive officers and officers without specific designations. Certain of our executive officers are also members of the boards of executive officers and/or boards of directors of our subsidiaries.

Pursuant to Brazilian law, the election of each member of the board of directors and board of executive officers must be approved by the Brazilian Central Bank.

The following table presents the names, positions and dates of birth of the current members of our board of directors and board of executive officers:

Members of the Board of Directors:

Name	Position	Date of Birth
Álvaro Antonio Cardoso de Souza	Chairman	September 5, 1948
Sergio Agapito Lires Rial	Vice-Chairman	July 28, 1960
Conrado Engel	Member	May 30, 1957
José Antonio Álvarez Álvarez	Member	January 6, 1960
José de Paiva Ferreira	Member	March 1, 1959
José Maria Nus Badía	Member	December 9, 1950
Celso Clemente Giacometti	Independent Member	October 13, 1943
Deborah Patricia Wright	Independent Member	September 4, 1957
Deborah Stern Vieitas	Independent Member	August 21, 1957
José Luciano Duarte Penido	Independent Member	March 8, 1948

Members of the Board of Executive Officers:

Name	Position	Date of Birth
Sergio Agapito Lires Rial	Chief Executive Officer	July 28, 1960
José de Paiva Ferreira	Senior Vice President Executive Officer	March 1, 1959
Alberto Monteiro de Queiroz Netto	Vice President Executive Officer	November 30, 1967
Angel Santodomingo Martell	Vice President Executive Officer and Investor Relations Officer	November 16, 1965
Alessandro Tomao	Vice President Executive Officer	March 8, 1977
Antonio Pardo de Santayana Montes	Vice President Executive Officer	November 5, 1971
Carlos Rey de Vicente	Vice President Executive Officer	February 20, 1974
Jean Pierre Dupui	Vice President Executive Officer	September 23, 1968
Juan Sebastián Moreno Blanco	Vice President Executive Officer	December 17, 1964
Mário Roberto Opice Leão	Vice President Executive Officer	July 21, 1975
Patricia Souto Audi	Vice President Executive Officer(*)	May 15, 1968
Vanessa de Souza Lobato Barbosa	Vice President Executive Officer	December 24, 1968
José Roberto Machado Filho	Executive Officer	August 25, 1968
Alexandre Grossmann Zancani	Officer	October 14, 1977
Amancio Acúrcio Gouveia	Officer	March 31, 1963
André de Carvalho Novaes	Officer	April 14, 1969
Carlos Aguiar Neto	Officer	March 5, 1971
Cassio Schmitt	Officer	April 23, 1971
Claudenice Lopes Duarte	Officer	July 25, 1972
Ede Ilson Viani	Officer	September 5, 1967
Germanuela de Almeida de Abreu	Officer	December 6, 1975
Gilberto Duarte de Abreu Filho	Officer	August 7, 1973
Gustavo Alejo Viviani	Officer	August 26, 1975
Igor Mario Puga	Officer	November 10, 1981
José Teixeira de Vasconcelos Neto	Officer	March 8, 1975
Leopoldo Martinez Cruz	Officer	August 19, 1974
Luis Guilherme Mattos de Oliem Bittencourt	Officer	December 4, 1973
Luiz Masagão Ribeiro Filho	Officer	September 1, 1976
Marcelo Malanga	Officer	May 18, 1969
Marino Alexandre Calheiros Aguiar	Officer	May, 14, 1971
Nilton Sergio Silveira Carvalho	Officer	January 1, 1957
Rafael Bello Noya	Officer	October 19, 1977
Ramón Sanchez Díez	Officer	October 29, 1968
Ramon Sanchez Santiago…………..	Officer	May 25, 1969
Reginaldo Antonio Ribeiro	Officer	May 19, 1969
Robson de Souza Rezende	Officer	January 24, 1967
Rodrigo Cury	Officer	July 17, 1976
Sergio Gonçalves	Officer	August 7, 1956
Thomas Gregor Ilg	Officer	September 12, 1968
Ulisses Gomes Guimarães	Officer	March 14, 1971

Below are the biographies of the members of our board of directors and board of officers.

Members of the Board of Directors:

Álvaro Antonio Cardoso de Souza. Mr. Souza is Portuguese and was born on September 5, 1948. He holds degrees in economics and business administration from the Pontifícia Universidade Católica de São Paulo, and attended several specialization courses from a number of American universities, such as the University of Pittsburgh and The Wharton Business School of the University of Pennsylvania. Mr. Cardoso de Souza is the managing director of AdS - Management, Consulting and Investments, a firm which provides advice on investments and general management. He is chairman of the board of Santander Brasil and a member of the Global Board of Santander Spain. He has worked for various banks including Citigroup, where he worked for 32 years, both in Brazil and overseas. In addition to his time at Citigroup, Mr. Cardoso de Souza served as the president of Banco ABC-Roma, a subsidiary of the media and entertainment Globo Group, chairman of Deliberative Council of Fundo Brasileiro para a Biodiversidade (FUNBIO), president of the American Chamber of Commerce in São Paulo and a board member of WWF International, of WWF Brazil, and of several Brazilian companies such as AmBev S.A., Celbrás, Ultraquímica, SPCI Computers, Signature Lazard Brazil, Triângulo Bank, CSU Cardsystems, Duratex S/A. and Gol Airlines. He also served as a board member of MasterCard International.

Conrado Engel. Mr. Engel is Brazilian and was born on May 30, 1957. He holds a degree in aeronautical engineering from the Instituto Tecnológico de Aeronáutica - ITA. He began his career in 1981 as a management trainee at Citibank S.A., where he worked for seven years. From 1992 to 1997, Mr. Engel served as head of the credit cards business for Banco Nacional-Unibanco. In 1998, he was elected chief executive officer of Losango Consumer Finance Co. In October 2003, Mr. Engel became head of the retail business of HSBC in Brazil and member of its executive committee until the end of 2006. From January 2007 to May 2009, he served as head of the retail business and member of the executive committee of HSBC in the Asian-Pacific region, in Hong Kong. In May 2008, Mr. Engel was appointed group general manager and became chief executive officer of HSBC Brasil in June 2009, where he remained until March 2012. As one of our senior vice-president executive officers, Mr. Engel managed the retail business and the Wealth Management & Specialized Businesses, including Auto Joint Ventures, until January 2018. Currently, Mr. Engel is a member of our Board of Directors and a member of our Risk and Compliance Committee, as well as chairman of the board of directors of Banco Olé Bonsucesso Consignado S.A. and a member of the advisory board of Santander Brasil Gestão de Recursos Ltda.

José Antonio Álvarez Álvarez. Mr. Álvarez is Spanish and was born on January 6, 1960. He holds a bachelor’s degree in administration and business economics from Universidad Santiago de Compostela in Spain and an MBA from the University of Chicago’s Graduate School of Business. Mr. Álvarez became chief executive officer of Santander Group on January 1, 2015 and executive vice chairman on January 15, 2019. Previously, he served as Santander Spain’s chief financial officer from 2004 to 2015 and as the head of the Finance Division from 2002 to 2004. Before joining Santander Group, Mr. Álvarez was head of the Finance Division of BBVA (1999 to 2002) and Argentaria (1995 to 1999). Previously, he served as chief financial officer for Banco Hipotecario de España, vice president of Finanpostal Gestión Fondos de Inversión y Pensiones, and in roles at Banco de Crédito Industrial and Instituto Nacional de Industria. Mr. Álvarez has served as a member of the board of directors of Santander Consumer Finance S.A, Santander Consumer Bank AG and Banco de Crédito Local S.A., among others, and on the supervisory boards of several of Santander Group’s autonomous subsidiaries in Poland, Germany and the United States. He was the chairman of the European Banking Federation Banking Supervision Committee from 2009 to 2012. Mr. Álvarez is currently a member of the board of directors of SAM Investments Holdings Limited and has been a member of our board of directors since 2009.

José de Paiva Ferreira. Mr. Paiva is Portuguese and was born on March 1, 1959. He holds a specialization degree in Business Administration from the Fundação Getúlio Vargas, and an MBA from the Wharton School of Business at the University of Pennsylvania. Mr. Paiva has worked in the financial market for more than 40 years. He started at Banco Bradesco in 1973 and held several different positions. Afterwards, Mr. Paiva joined Banco Geral do Comércio, Noroeste and Santander Brasil, where he served as vice president executive officer, responsible for the Business, Human Resources, Operations, Technology, Property, Products, Marketing, Credit Cards, Insurance, Leasing and Branch Network segments. From 2000 to 2001 he held the position of e-business officer for Latin America, for the American Division of Santander Central Hispano. At the end of 2001, he came back to Brazil to work at Banco Banespa as vice president executive officer, responsible for the Operational Resources Department. In 2003, he became vice president executive officer responsible for Marketing, Products and Retail Business for Santander Brasil. In 2008, he became the chief executive officer of Santander Brasil, a position that he held until its merger with Banco Real, when he became senior vice president executive officer, responsible for the Retail Business. In March 2011, Mr. Paiva became director of Santander Brasil’s board of directors, and joined the board business group based in Los Angeles, California, USA, where his main responsibilities involved technological innovations. Currently, he is a member of our board of directors, and since July 2013 he has also served as senior vice president executive officer, responsible for the Human Resources, Organization, Property, Proceedings, Operations, Technology and Costs. Mr. Paiva is also chairman of the board of directors of Santander Leasing S.A. Arrendamento Mercantil, a member of the board of directors Getnet Adquirência e Serviços para Meios de Pagamento S.A. and a member of our Risk and Compliance Committee.

José Maria Nus Badía. Mr. Badía is Spanish and was born on December 9, 1950. He joined the Santander Group in 1996 as executive director and chief risk officer of Banco Español de Crédito, S.A. (Banesto). In 2010, Mr. Badía was appointed executive director of Santander UK and chief risk officer of Santander Group. He also served as group chief risk officer until June 2018. Previously, he served as executive vice president of BBVA and Bankinter. Mr. Badía currently serves as senior executive vice president and risk advisor to the executive chairman of the Santander Group, as well as a board member of Santander Brasil.

Sérgio Agapito Lires Rial. Mr. Rial is Brazilian and was born on July 28, 1960. His professional career includes the positions of chief executive officer of Marfrig Global Foods S.A., exectuvie vice president and world chief financial officer of Cargill. He was also a member of the board of directors of Cargill for nine years. He served as a managing director of Bear Stearns & Co., in New York, an officer of ABN AMRO Bank and a member of the board of directors of ABN AMRO Bank in the Netherlands, as well as a member of the board of directors of Mosaic Fertilizers. He holds a bachelor’s degree in law from the Universidade Federal do Rio de Janeiro and in economics from Universidade Gama Filho, and holds a MBA from IBMEC in São Paulo, as well as specializations from the Harvard Business School, Wharton School of Business at the University of Pennsylvania and INSEAD, in France. Currently, he is the vice-chairman of the board of directors and chief executive officer of Santander Brasil, chairman of the board of directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A. and Universia Brasil, S.A.

Celso Clemente Giacometti. Mr. Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in business administration from the Faculdade de Economia São Luís and an accounting sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as a trainee and reviewer at Citibank. From 1963 to 2001, he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações, Sabó Autopeças and Votorantim Indústrias. Mr. Giacometti was a member of the Fiscal Council of CTEEP/ISA - Transmissão Paulista. He was also the CEO of Souto Vidigal, a holding company and family office, from 2004 to 2006. On February 3, 2010, he was elected as an independent member of our board of directors, a body that he presided over between October 2011 and June 2013 and between August 2013 and March 2015. Mr. Giacometti was president of the Fiscal Council and member of the Audit Committee of Ambev S.A. He is the manager partner of Giacometti Negócios e Serviços Ltda. Mr. Giacometti is also one of the co-founders and former board member of IBGC (Brazilian Institute of Corporate Governance) and of its Governance and Nomination Commission. Currently, Mr. Giacometti is an independent member of our board of directors, as well as member of our Compensation Committee and Chairman of our Nomination and Governance Committee.

Deborah Patricia Wright. Mrs. Wright is Brazilian and was born on September 4, 1957. She holds a business administration degree from the São Paulo School of Business Administration (EAESP-FGV). Mrs. Wright started her career in 1980 at Kibon’s Marketing Department, where she remained until 1989. In 1989, she joined Unilever as Marketing Manager and worked in the food division. In 1991, she returned to Kibon as marketing director, and in 1994 became commercial vice-president. In 1995 she became the general manager of Kraft Suchard Foods. In 1997, she was appointed general manager of Kibon. At ICI/Paints, she was the general manager for Tintas Coral Brasil from 1997 to 1999, and subsequently the regional manager for ICI. She was also general officer at Parmalat Brasil in 1999, and chief executive officer of Pão de Açúcar’s Group Internet Division from 2000 to 2001. From 2002 to 2007, she was corporate vice-president/commercial vice-president in the area of Sales and Corporate Marketing of the Abril Group. From 2009 to 2010, she was chief executive officer/country manager of Ipsos Brasil, a market research firm. Mrs. Wright has been acting as a board member since 2001. From 2001 to 2005, she was a member of the board of Escola Americana de São Paulo (Graded School). From 2005 to 2006, she was a member of the board of CONAR (National Board of Advertising Self-Regulation). From 2008 to 2014, she was member of the board of Lojas Renner, as well as the chairwoman of the Sustainability Committee from 2012 to 2014. She was a member of the advisory board of Eurofarma from 2013 to 2016. Currently, Mrs. Wright is associated with: WCD Brazilian Group (Women Corporate Directors); strategy and innovation committee of the IBGC (Brazilian Institute of Corporate Governance). Additionally, Mrs. Wright is an independent member of our board of directors, chairwoman of our Compensation Committee and a member of our Nomination and Governance Committee.

Deborah Stern Vieitas. Mrs. Vieitas is Brazilian and was born on August 21, 1957. She is currently the CEO of American Chamber of Commerce for Brazil (Amcham Brazil). From 2015 to 2017 she was an independent Board Member at Axa Seguros S.A. From 2008 to 2014, she was CEO and Board Member at Banco Caixa Geral Brasil. From 2000 to 2008, she was executive vice president of Banco BNP Paribas Brasil, responsible for Large Corporate and Financial Institutions Coverage and Loans portfolio. From 1988 to 2000, she was executive vice president of Banco CCF Brasil in charge of Large Corporate & Corporate Coverage, Capital Markets,Trade Finance e Forex. Currently she is an independent member of our Board of Directors, as well as coordinator of our Audit Committee.

José Luciano Duarte Penido. Mr. Penido is Brazilian and was born on March 8, 1948. He holds a degree in mining engineering from the Engineering School of Universidade Federal de Minas Gerais. He started his career at ICOMI Indústria e Comércio de Minérios in the manganese mine of Serra do Navio, in Amapá, where he worked from 1971 to 1973. From September 1973 to 1988, he worked at SAMITRI, a mining company from the ARBED Group, where he played several mineral research, mining, and industrial project management roles. From 1989 to 2003, he worked for SAMARCO, where he started as development officer and was the chief executive officer for 12 years. From 2004 to 2009, he was the chief executive officer of VCP Votorantim Celulose e Papel. Mr. Penido was chairman of Fibria Celulose from 2009 until 2018. He is also an independent member of the boards of directors of COPERSUCAR, Química Amparo YPÊ and the ALGAR Group.  In his socio-environmental activities, Mr. Penido acts as board member of the ACEVP Paraíba River Valley’s Ecological Corridor Association and as a member of the board of directors of the Rede Cidadã NGO. Additionally he is also member of the strategic board of The Brazilian Coalition for the Climate, Forests and Agriculture.  Currently he is also coordinator of our Sustainability Committee.

Members of the Board of Executive Officers:

Sérgio Agapito Lires Rial. See “—Members of the Board of Directors.”

José de Paiva Ferreira. See “—Members of the Board of Directors.”

Alberto Monteiro de Queiroz Netto. Mr. Monteiro is Brazilian and was born on November 30, 1967. He holds a bachelor’s degree in Business Administration from Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro. He also completed a post-graduate degree in Banking at Universidade de São Paulo and a MBA in corporate finance at Fundação Getúlio Vargas. From 2009 to 2011, he served as chief financial officer and investor relations officer at CSN – Companhia Siderúrgica Nacional. Between 2011 and 2014, he was also chief financial officer and investor relations officer of Suzano Papel e Celulose SA. Between 2014 and 2016, he held the position of executive vice president at Graninvestimentos S.A. responsible for finance. In 2017, Mr. Monteiro served as executive vice president at Banco do Brasil S.A. in charge of the finance, investor relations and M&A departments. Currently Mr. Monteiro is the vice president executive officer and head of the private banking segment of Santander Brasil.

Angel Santodomingo Martell. Mr. Santodomingo is Spanish and was born on November 16, 1965. He holds a degree in economics and business with specialization in finance from the ICADE University in Madrid and a CFA (Chartered Financial Analyst) from the CFA Society of the United States. As one of our vice president executive officers, he holds the position of chief financial officer and investor relations officer. He started at the Santander Group in 2005 as head of International Developments and Asset Management and then became globally responsible for the investor relations area. He was the country head of Grupo Fortis and an officer and board member at Banesto Bolsa. He also worked at Usera y Morenés S.V.B. – Sociedade de Valores y Bolsa and Arthur Andersen (Deloitte). From 1996 to 2008, he occupied the position of chief executive officer of CFA Society in Spain, where he acted as founding member of such nonprofit organization focused on serving the holders of financial analyst accreditation (CFA) and from 2009 to 2014 was vice president of AERI’s (Asociación Española de Relaciones con Inversores) board of directors. He is also chief executive officer of Aymoré CFI, Santander Leasing S.A. Arrendamento Mercantil, Santander Corretora de Seguros, Investimentos e Serviços S.A. and Atual Serviços de Recuperação de Créditos e Meios Digitais S.A., executive officer of Santander Holding Imobiliária S.A., chairman of the board of directors of Webmotors S.A. and a member of the boards of directors of Banco Olé Bonsucesso Consignado S.A., Banco RCI Brasil S.A., Santander Leasing S.A. Arrendamento Mercantil, Super Pagamentos e Administração de Meios Eletrônicos S.A. and Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Alessandro Tomao. Mr. Tomao is Brazilian and was born on March 8, 1977. He holds a bachelor’s degree in law from the FMU University and a master’s degree in business administration - HR degree from the University of São Paulo. As one of our executive vice-presidents, he has been responsible for the company’s Legal and Corporate Affairs Department since February 2018. From June 2010 to February 2018, he has been the head of the departments of Legal Litigation, Legal Consulting in Labor and Closed Pension Entities sponsored by Santander Brasil. From 2000 to 2010, he was responsible for, among others, the Legal Labor and Social Security Department at Banco Itaú-Unibanco. Previously, from 1998 to 2000, he spent time as a trainee at Whirlpool Brazil, where he began his career. During his career, he served as director and member of Fiscal and Deliberative Councils in several closed pension entities sponsored by Itaú-Unibanco and Santander Brasil. Since January 2017, he is also a member of the Legal Counsel of ABRAPP (Brazilian Association of Pension Funds).

Antonio Pardo de Santayana Montes. Mr. Pardo is Spanish and was born on November 5, 1971. He holds a degree in economics and law from the ICADE school of the Universidade Pontifícia Comillas. As one of our vice president executive officers, he is responsible for the risk management department, having previously held the post of officer responsible for the Risk Credit Recovery area and officer of Wholesale Risks and Aymoré CFI. He was a consultant at PricewaterhouseCoopers from 1995 to 1998, senior risk analyst for Santander Central Hispano/Santander Investment from 1998 to 2000 and senior manager of Monitor Company from 2000 to 2005. He returned to the Santander Group in 2005 as an associate officer in the Wholesale Risks area, where he remained until 2009, when he came to work in Brazil. He is also the executive officer of Banco Bandepe S.A., Aymoré CFI, Santander Leasing S.A. Arrendamento Mercantil, Sancap Investimentos e Participações S.A. and Santander Finance Arrendamento Mercantil S.A.

Carlos Rey de Vicente. Mr. Rey is Spanish and was born on February 20, 1974. He holds a bachelor’s degree in law from the Universidad Complutense de Madrid, and he became a member of the Colégio de Abogados de Madrid in 1997. In 2010 he joined at Santander Spain, where he was responsible for strategy and planning for Santander México, Chile, Argentina, Puerto Rico, Uruguay, Peru and Colombia. From 2001 to May 2010, Mr. Rey was a partner of McKinsey & Co., where he was responsible for heading several projects on strategic consulting. His activities have revolved around banking and insurance matters. Before, he worked as a lawyer in two different law firms, at one of which he served as both partner and founder. Currently, Mr. Rey is our vice president executive officer responsible for the Finance, Strategy and Quality department. He is also a member of the boards of directors of BEN Benefícios, Santander Leasing S.A. Arrendamento Mercantil, Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A., Getnet Adquirência e Serviços para Meios de Pagamento S.A., Santander Brasil Gestão de Recursos Ltda., Zurich Santander Brasil Seguros e Previdência S.A., Zurich Santander Brasil Seguros S.A. and Santander Brasil Establecimiento Financeiro de Crédito S.A., as well as executive officer of Norchem Participações e Consultoria S.A., PI Distribuidora de Títulos e Valores Mobiliários S.A. and Santander Corretora de Seguros, Investimentos e Serviços S.A. He is also a member of our Sustainability Committee.

Jean Pierre Dupui. Mr. Dupui is Brazilian and was born on September 23, 1968. He holds a bachelor’s degree in economics and a specialization degree from Boston University. Currently he is responsible for Global Corporate Banking at Santander Brasil. From 1992 to 1998 he worked at the structured finance and trade finance department of Lloyds TSB Group in São Paulo and London. From 1998 to 2001 he worked at the structured finance department of Citigroup Brasil. From 2001 to 2004 he worked for BBVA Brasil in the debt capital markets department. From 2004 to 2006 he was a corporate finance officer at Citigroup New York and São Paulo. He started his career in Santander Group in 2006, where he took charge of the Credit Markets Department of Santander Brasil. From 2009 to 2012 he was responsible for Global Transaction Banking of Santander in Madrid. Mr. Dupui is also an executive officer of Banco Bandepe S.A. and member of the board of directors of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. He is also a member of our Sustainability Committee.

Juan Sebastián Moreno Blanco. Mr. Moreno was born on December 17, 1964, in Spain. He holds a bachelor’s degree in business administration from the University of Houston, TX. From 1987 to 1994 he worked at Bankinter as Commercial Officer, responsible for the commercial area as well as for the Enterprises segment in Santander. From 1994 to 1997 he worked as project officer in the financial system of Mexico and Brazil, for Booz Allen Hamilton, in Mexico. He joined the Santander Group in 1997, where he served as executive officer of Companies and Institutions, after which he became executive officer of Business Development at Banco Santander Mexico, responsible for activities in the area of products of the bank. In 2006, he became responsible for the segments of Large Enterprises, Corporate, Institutional and High Income in Latin America, in addition to leading the product areas for the countries of Latin America (Comex, Cash Management, Payroll etc.). From 2008 to 2010, he performed the role of chief executive officer of Banco Santander – Puerto Rico. As of 2010, he held the position of vice president officer of the Commercial area of Banco Santander Mexico, responsible for the business areas. At that time, he was also a member of the board of directors, steering committee, asset and liability committee, finance committee and risk committee. As a vice president executive officer, he is responsible for our Retail and Commercial Branches. He is also a member of the boards of directors of BEN Benefícios and Getnet Adquirência e Serviços Para Meios de Pagamento S.A., as well as executive officer of Banco Bandepe S.A. and Esfera Fidelidade S.A.

Mário Roberto Opice Leão. Mr. Leão is Brazilian and was born on July 21, 1975. He holds a degree in production engineering from the Escola Politecnica of the Universidade de São Paulo. Mr. Leão started his career in 1996 at Citigroup Brazil, where he spent five years in the Financial Control Department and another five years in the Global Markets division. From 2006 to 2008, he was the head of Goldman Sachs Brazil’s Fixed Income sales division, and, from 2008 to 2015, he was the head of Morgan Stanley Brazil’s Global Capital Markets, Derivatives and Financing division. Mr. Leão is the executive vice president responsible for Santander Brasil’s Corporate Banking segment, responsible for medium and large local and multinational companies. Previously, Mr. Leão served for almost two years as the executive director responsible for the Corporate and Investment Banking group, within Global Corporate Banking.

Patricia Souto Audi. Ms. Audi is Brazilian and was born on May 15, 1968. She holds a bachelor’s degree in business administration and she is an expert in public policies and government management. Between 2015 and 2018, she served as the secretary of Transparency and Prevention of Corruption at the Brazilian Ministry of Transparency; director of Benefits at INSS (National Institute of Social Security); coordinator at ILO (International Labor Organization) in Brazil; secretary of Management at the Ministry of Planning, Budget and Management of the Federal government and secretary of the Social Development Council at Civil House, a governmental body directly connected to the Presidency of the Republic of Brazil. She joined Santander Brasil in August 2018 as executive superintendent head of Institutional Relations Department. Since January 2019, she is one of our vice president executive officers, responsible for the Communication, Marketing, Institutional Relations and Sustainability Departments of Santander Brasil.

Vanessa de Souza Lobato Barbosa. Ms. Lobato is Brazilian and was born on December 24, 1968. She holds a bachelor’s degree in business administration from Pontifícia Universidade Católica de Minas Gerais, and a specialization degree in marketing from Universidade Federal de Minas Gerais. From 1992 to 1995, she served as the marketing local manager at Banco Nacional, with responsibility for the sponsorship budget and micromarketing activities focused on the retail network. She also worked at Unibanco, in Recife, from 1995 to 1999, where she was responsible for different branches in the city of Recife. In 1999, she started at Santander Brasil, where she worked as general manager of the Recife branch office. From 2001 to 2006, she served as local superintendent, and was responsible for a regional retail office, with the head office in Belo Horizonte, covering the states of Minas Gerais, Goiás, as well as Brasília, and the states of the northeast region. From 2006 to 2013, Ms. Lobato was executive superintendent of our branch network, with responsibility for one of our retail branches in Brazil, specifically the “SPI Centro Sul” branch based in Campinas, State of São Paulo, covering important cities such as: Campinas, Jundiaí, Sorocaba, Piracicaba, Limeira and Americana. As one of our vice president executive officers, she is currently responsible for the Human Resources Department.

José Roberto Machado Filho. Mr. Machado is Brazilian and was born on August 25, 1968. He holds a degree in electrical engineering from Faculdade de Engenharia Industrial in São Paulo and has a Master’s degree in business, economics and finance from the Universidade de São Paulo. He was an engineer for Keumkang Limited from 1990 to 1991, a foreign exchange manager from 1992 to 1995 and a manager of the emerging markets trading desk from 1992 to 1996 of Banco CCF Brasil S.A. He was also an executive officer of Banco Rabobank Internacional Brasil S.A. from 1998 to 2003 and was an Executive Officer of Banco Real from 2003 to 2009. Currently, he is responsible for the Individual Businesses area. He is also executive officer of Banco Bandepe S.A., administrator of Santander Brasil Administradora de Consórcio Ltda. and a member of the boards of directors of Super Pagamentos e Administração de Meios Eletrônicos S.A., Zurich Santander Brasil Seguros e Previdência S.A., Zurich Santander Brasil Seguros S.A. and B3- Brasil, Bolsa, Balcão.

Alexandre Grossmann Zancani. Mr. Zancani is Brazilian and was born on October 14, 1977. He holds a degree in computer engineering from the Escola Politécnica of Universidade de São Paulo. He started his professional career at Banco Real and from 2002 to 2004 he served as an analyst in different retail risk teams focused on portfolio monitoring and decision model development. From 2004 to 2006 he served as team manager responsible for the Basel II project. From 2006 to 2007, he was the quantitative methods superintendent, with responsibility for the Basel Project. In 2008, he was risk superintendent of Santander Brasil and served as project manager in the process for integration of different areas as part of the merger with Banco Real. From 2009 to 2012, he became the cards risks superintendent and, then, the individuals portfolio management’s superintendent. Currently, Mr. Zancani is the executive officer of digital businesses.

Amancio Acúrcio Gouveia. Mr. Gouveia is Brazilian and was born on March 31, 1963. He holds a degree in accounting from the Universidade Santa Úrsula. As one of our officers, he has been acting as a controller working in the accounting and fiscal management areas of our companies since 2001. He was an audit manager for KPMG until 1991 and an accounting manager of Unibanco – União de Bancos Brasileiros S.A. from 1991 to 1999, and assistant superintendent of BankBoston Banco Múltiplo S.A. from 1999 to 2001. He is chief executive officer of Banco Bandepe S.A. and executive officer of Santander Leasing S.A. Arrendamento Mercantil, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A., Santander Capitalização S.A., Aymoré Crédito Financiamento e Investimento S.A., Evidence Previdência S.A. and Sancap Investimentos e Participações S.A. He is also administrator of Santander Brasil Administradora de Consórcio Ltda. Mr. Gouveia is a member of the BANESPREV Deliberative Council, serves as chairman of the Fiscal Council of Sanprev—Santander Associação de Previdência and Santanderprevi—Sociedade de Previdência Privada and is a member of the board of trustees of both the Fundação Santander and Fundação Sudameris. He is also serves as member of the Fiscal Council of the Brazilian Federation of Banks, of the National Federation of Banks, of the Brazilian Institute of Banking Science and of the Banks Union in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima. He has professional experience as a teacher: at ABEU—Faculdades Integradasm as Professor III, between March 1991 and February 1999, as a teacher for General Accounting under the accounting degree curriculum; at the Faculdade de Direito Cândido Mendes, as a substitute professor between March of 1997 and December of 1998 where he taught Elements of Accounting under the law degree cirriculum; and at the Sponsor of Seminars promoted by IOB and IBRACON, in the year 1990, where he taught as part of the Training Programs of Accounting for Non-Accountants.

André de Carvalho Novaes. Mr. Novaes is Brazilian and was born on April 14, 1969. He holds a degree in economics from the Universidade Federal Fluminense, and an executive MBA from BPS Business School (São Paulo and Toronto). From 1993 to 1997, he served as products coordinator in Santander Brasil, where he was responsible for credit proposals analysis, and in several areas at Aymoré CFI and in posts as commercial operator, credit and collection chief. In 1996, he served as coordinator of products in São Paulo. From 1997 to 2001, he served as commercial manager. From 2002 to 2008, he served as regional manager. From 2008 to 2012, he served within Santander Brasil as the person responsible for the Other Assets Segment in Aymoré CFI. Since 2012, he has served as executive superintendent in Santander Brasil, with responsibility for Aymoré CFI’s Vehicle Partnerships. On December 2012, he became the commercial coordinator of Aymoré CFI, with responsibility for the Commercial and Partnerships Team. Currently, Mr. Novaes is head of Aymoré CFI and reports to the CFO. He is also executive officer of Aymoré CFI, vice chairman of the board of directors and vice president officer of Webmotors S.A., member of the board of directors of Santander Auto S.A. and a member of the board of directors and institutional relations officer of Banco RCI Brasil S.A.

Carlos Aguiar Neto. Mr. Aguiar is Brazilian and was born on March 5, 1971. He holds a degree in electrical engineering from Fundação Armando Alvares Penteado with specialization in business administration from Fundação Getúlio Vargas. From 1996 to 2007, he worked as treasurer of Cargill Agrícola S.A., officer of Cargill Previdência and executive officer of Banco Cargill S/A. From 2007 to 2010, he was CFO and investor relations at BrasilAgro – Cia Brasileira de Propriedades Agrícolas S.A. From 2010 to 2015, he was CEO at Macquarie Crop Partners LP at Macquarie Bank responsible for funds that invest in Farms and grain production in Brazil and Australia. Since 2015, he has been responsible for the agribusiness area of Santander Brasil.

Cassio Schmitt. Mr. Schmitt is Brazilian and was born on April 23, 1971. He holds a degree in economics from the Universidade Federal do Rio Grande do Sul, a master’s degree in corporate economics from Fundação Getúlio Vargas and an MBA from the Sloan School of Business, Massachusetts Institute of Technology. He was the economist of Banco de Crédito Nacional S.A. from 1995 to 1996, and senior economist at UNIBANCO – União de Bancos Brasileiros S.A. from 1996 to 1999. He was an associate of the leveraged finance team of UBS Warburg in 2000 in New York, project finance superintendent of UNIBANCO from 2001 to 2003 and corporate banking superintendent of UNIBANCO Representative Office in New York from 2003 to 2004. He became responsible for the project finance team of Santander Brasil in 2004 and also for the areas of acquisition finance and syndicated lending in 2010. From 2011 to 2012, he was the director responsible for the GCB Clients Risk Department, from 2013 to 2014 he was responsible for Global Transaction Banking and from 2015 to 2018 he was the officer responsible for the Credit Recovery Business and Personal and Real Estate Loans. Currently, Mr. Schmitt serves as our officer in charge of the New Businesses Department. He also serves as chairman of BEN Benefícios, as a member of the boards of directors of Banco Olé Bonsucesso Consignado S.A., PI Distribuidora de Títulos e Valores Mobiliários S.A., Webmotors S.A. and Super Pagamentos e Administração de Meios Eletrônicos S.A., as well as an executive officer of BEN Benefícios and Esfera Fidelidade S.A.

Claudenice Lopes Duarte. Mrs. Duarte is Brazilian and was born on July 25, 1972. She holds a degree in journalism from Faculdades Integradas Alcântara Machado with specialization in business communication from Fundação Getúlio Vargas. From 1996 to 2009, she worked at GWA Comunicação Integrada as senior director. From 2009 to 2010, she was executive manager of press relations at Santander Brasil. From 2011 to 2012, she was superintendent of relations with the press and Institutional Relations at Santander Brasil and, since July 2012, she has been responsible for External Communications at Santander Brasil.

Ede Ilson Viani. Mr. Viani is Brazilian and was born on September 5, 1967. He holds a degree in accounting and an MBA from Instituto de Ensino e Pesquisa - Insper. He was an auditor at Banco Itaú S.A. from 1986 to 1990, and worked at BankBoston S.A for 16 years as a senior auditor, the credit risk management superintendent, the local currency loans head officer and the small and medium companies head officer. He joined Santander Brasil in 2007 as director (or head officer) for small and medium business banking and, from July 2010 to 2014, as retail banking risk management director (or head officer). As one of our officers, he is currently responsible for our Retail Banking Branches.

Germanuela de Almeida de Abreu. Mrs. de Abreu is Venezuelan and was born on December 6, 1975. She holds a degree in economics from Universidad Católica Andrés Bello – Caracas/Venezuela with an MBA in human resources from USP (Universidade de São Paulo – São Paulo). She completed the Development Program for Board Members by Fundação Dom Cabral. She served at Banco da Venezuela (Grupo Santander Caracas) as senior risk analyst from 1999 to 2001. At Santander Brasil, she was senior sales support manager between 2001 and 2002, human resources training consultant between 2002 and 2003, HR risk consultant between 2003 and 2006, executive manager of HR between 2006 and 2008 and superintendent of Human Resources between 2008 and 2013. She has remained at Santander Brasil and since 2013 she has been responsible for strategy related to performance management, career development, compensation, benefits and budget and spending management.

Gilberto Duarte de Abreu Filho. Mr. Abreu is Brazilian and was born on August 7, 1973. He holds a degree in industrial engineering from the Universidade de São Paulo and an MBA from the Massachusetts Institute of Technology. Before joining Santander Brasil, Mr. Abreu was a senior manager at McKinsey & Company, leading projects in both the financial and retail areas. As one of our officers, he is currently responsible for Investments. He is also an executive officer of PI Distribuidora de Títulos e Valores Mobiliáriso S.A. and the chief executive officer of Sancap Investimentos e Participações S.A. and CEO of ABECIP (Brazilian Saving & Loans Association), executive officer of Banco Bandepe S.A. and a member of the boards of directors of Santander Auto S.A., Zurich Santander Brasil Seguros e Previdência S.A. and Zurich Santander Brasil Seguros S.A.

Gustavo Alejo Viviani. Mr. Alejo is Argentinian and was born on August 26, 1975. He holds a degree in economics from Pontifícia Universidade Católica of São Paulo and a CFA (Chartered Financial Analyst) from the CFA Society of the United States. He completed academic extension courses in business administration at the University of California-Berkeley and advanced corporate finance at the London Business School. From July 1997 to March 1999 he was a junior research analyst of shares and fixed income at Citibank (Brasil). He has served at Santander Brasil since 2000, where he has been a credit consultant, a trader, a senior relationship manager, the superintendent of corporate and investment banking and the managing director of our Corporate and Investment Banking Division. He currently serves as our officer responsible for the Credit and Recovery Division.

Igor Mario Puga. Mr. Puga is Brazilian and was born on November 10, 1981. He holds a degree in social communication from the Casper Líbero School of Social Communication and a degree in statistics and applied research from the Institute of Mathematics and Statistics of the University of São Paulo. After joining IG - Internet Group of Brazil (2000 to 2001) and Terra Networks (2002), he was JWT’s digital intelligence manager from 2003 to 2004 and Africa Propaganda’s digital media manager (from 2005 to 2006). From 2007 to 2014, as founding partner and general officer, he served in the ID\TBWA group. Between 2014 and 2016 he served as chief interactive officer and then vice president officer of integration and innovation of the DM9DDB. Mr. Puga joined Santander Brasil in 2016, as the officer responsible for the Marketing Department.

José Teixeira de Vasconcelos Neto. Mr. Neto is Brazilian and was born on March 8, 1975. He holds a degree in business administration from the Universidade de Pernambuco - FCAP and in economic sciences from the Universidade Católica de Pernambuco. He completed specialization courses in finance from FCAP-University of Pernambuco, an MBA in marketing from Fundação Getúlio Vargas and an MBA in retail (GVPEC) from Fundação Getúlio Vargas. He was general manager of the Banco Citibank S.A. from 2000 to 2003. He served as commercial superintendent and executive superintendent at Banco Citibank S.A. - Consumer Finance Unit (Citifinancial Financial) from 2003 to 2007. He was regional superintendent at Santander Brasil from August 2007 to July 2010. From August 2010 to September 2015, Mr. Neto served as the executive superintendent of network in Banco HSBC Brasil. He served as one of the officers responsible for our branch network since 2015, and in January 2019 he has been responsible for the Companies’ Retail & Government / Institution Department.

Leopoldo Martinez Cruz. Mr. Leopoldo Martinez is Brazilian and was born on August 19, 1974. He holds a degree in business with an emphasis in finance (PUC-SP), with a specialization in marketing (ESPM). He began his career in 1996 as an expert analyst in planning and strategy for sales and credit analysis at PHILIP MORRIS & KRAFT SUCHARD. In 1999, he served as an expert in asset management product development at CITIBANK – Asset Management. From 1999 to 2000, he worked as a specialist in Marketing and Private Banking Products at Merrill Lynch BR – Private Banking. He worked for Accenture PLC from 2000 to 2017, and was a consultant, manager, senior manager, and subsequently managing director for the Financial Services Industry. He also served as head of business consulting for Brazil and head of banking sector for Latin America. Mr. Martinez currently works as a director in the operations area of Santander Brasil, responsible for drive the operational transformation and the implementation of the digital factory of operational components that serve all service platforms, products and client segments.

Luis Guilherme Mattos de Oliem Bittencourt. Mr. Bittencourt is Brazilian and was born on December 4, 1973. He holds a degree in computer engineering from the University of Campinas. He started his professional career in Banco Itaú-Unibanco serving in the areas of business intelligence, electronic channels and CRM, where he acquired 14 years of experience. From 2010 to 2012, in Banco HSBC Brasil, Mr. Bittencourt served in the areas of Distribution, Digital Channels and Customer Relationship Management, or “CRM.” Since 2013, Mr. Bittencourt serves in Santander Brasil, initially as executive superintendent of CRM, Digital Channels and Management Information System, Customers Intelligence and CRM and, currently, as the officer responsible for Customers’ Service.

Luiz Masagão Ribeiro Filho. Mr. Masagão is Brazilian and was born on September 1, 1976. He holds a degree in business administration from Fundação Getulio Vargas. He started his career in 1997, serving as operator of interest rates options in Brazil at Banco Citibank S.A. until 2005. He was the senior operator of foreign exchange options from February 2005 to September 2005 in ING Bank N.V. Back to Banco Citibank S.A., he was executive manager from 2005 to 2008 and superintendent from 2008 to 2009. Mr. Masagão served as executive superintendent of fixed income sales from 2009 to 2010 at Morgan Stanley and, then, joined Santander Brasil’s team, initially serving as chief of the GCB/corporate sales team, from 2010 to 2014, and last as Brazil’s sales executive superintendent. On November 2018, he became the treasurer of Santander Brasil, responsible for treasury operations, including Proprietary Trading, Market Making, Sales and Products.

Marcelo Malanga. Mr. Malanga is Brazilian and was born on May 18, 1969. He holds a degree in business administration from Universidade de São Paulo and a Master’s degree in finance and accounting from Pontifícia Universidade Católica – PUC-SP. He has 35 years of experience in the financial markets. He served as division manager at Banco do Brasil S.A. from 1984 to 2001. From 1998 to 2001, he was responsible for governments’ business strategy in Brasília, serving as PROEX manager. Beginning in 2001, as a Santander Brasil employee, he was responsible for building business relationships with state and local governments until 2004. From 2006 to 2009, Mr. Malanga served as the superintendent responsible for the management and administration of several lines of business of Santander Brasil in the State of Rio de Janeiro. From 2009 to 2012, he was responsible for overdue assets collection at Santander Brasil, Banco Real and Aymoré CFI, in the retail and wholesale segments. From 2012 to 2013, he was responsible for the Companies segment. In 2013, he became the director responsible for our São Paulo Branches in retail banking segment and is currently responsible for the commercial area of investments directed to retail banking.

Marino Alexandre Calheiros Aguiar. Mr. Aguiar is Portuguese and was born on May 14, 1971. He graduated with a degree in business administration from the Technical University of Lisbon and an MBA in information technology and internet. Mr. Aguiar started his career in 1994 as a systems analyst at Accenture in Portugal, responsible for Functional Design and Technical Computer Systems. From 1996 to 1999, he had the task of coordinator and in 1999 became manager responsible for providing consulting and technology services to banking institutions in Portugal and Brazil. He held the position of senior manager from 2002 to 2006, and was an officer from 2006 to 2008, responsible for developing the commercial and relationship strategy of the insurance segment. Between 2008 and 2010, he worked for CPM Braxis as an officer, with responsibility for the technology program of a major financial institution in Brazil. In 2010, Mr. Aguiar became a statutory officer at Accenture Brazil, responsible for technology services to the financial industry in Latin America. He is currently one of our officers, and is responsible for our technology area in the Vice Presidency of Proceedings, Technology and Operations unit. He is also superintendent executive officer of Santander Brasil Tecnologia S.A.

Nilton Sergio Silveira Carvalho. Mr. Carvalho is Brazilian and was born on January 1, 1957. He holds a degree in electric production engineering from the Faculdade de Engenharia Industrial. Mr. Carvalho has been engaged in the banking business since 1981. From 1981 to 2005, he worked at Unibanco in several departments. From 2005 to 2008, he served as operations officer of Olé Financiamentos. From 2008 to September 2009, he was responsible for the Organization Department at Santander. From October 2009 to October 2012, he was responsible for the operations structure of Aymoré CFI. Currently, as an officer of Santander Brasil, he is responsible for the Security, Premises and Facilities Department, and he is also an executive officer of Banco Bandepe S.A., Rojo Entretenimento S.A. and Tecnologia Bancária S.A. – TECBAN.

Rafael Bello Noya. Mr. Noya is Brazilian and was born on October 19, 1977. He holds a degree in business administration from Universidade de São Paulo and completed several courses including Building and Sustaining Competitive Advantage at Harvard Business School, Leadership in Talent Management and Development at IMD International. He also completed the LEAD Program at the IE Business School and Corporate Leadership Programme at IESE Business School. He began his career at Citibank, where he worked from 1996 to 2007 across several divisions. He also served as a member of the Citibank Credit Committee. He joined Santander Brasil in 2007, where he became responsible for clients coverage in the Corporate Investment Banking Department. From June 2015 to August 2017, Mr. Noya was the head of the Credit Markets Unit at Santander Brazil, where he was responsible for a team of 70 specialists on the origination and execution of operations in the areas of Capital Markets (both domestic and international), Syndicated Loans, Project Financing, Acquisitions and Asset and Capital Structuring. During this period, he was also the chairman of the board of directors and a member of the human resources executive committee at BW Guirapa I S.A. Since August 2017, Mr. Noya has been the head of Corporate & Investment Banking, where he was responsible for leading a team of approximately 60 people that covers the largest Brazilian corporate companies, financial institutions and private equity institutions. He is also a member of the Santander Brazil Corporate Investment Banking executive committee.

Ramón Sanchez Díez. Mr. Sanchez is Spanish and was born on October 29, 1968. He holds a bachelor’s degree in economics from the Universidad Autónoma de Madrid and has completed an Advanced Management Program at the Wharton School of Business at the University of Pennsylvania. He is a Certified Regulatory and Compliance Professional (CRCP) and a Certified Anti-Money Laundering Specialist (CAMS).  He served as a financial analyst and portfolio manager for Santander Brasil’s New York branch from 1992 to 1997 and as an officer for strategy and analysis for Latin American banks at Santander Spain in Madrid from 1997 to 2003. He was an officer for strategy and investor relations for Santander Brasil from 2004 to 2006, head of customer acquisition from 2007 to 2009, was in charge of our retail banking channels (call center, Internet, mobile and ATM) from 2009 until 2011 and before his current position was the head of retail commercial planning and communication. Mr. Díez was president of the Spanish Chamber of Commerce in Brazil, between 2006 and 2009. As one of our officers, he is responsible for our compliance department. He also serves as executive officer of Banco Bandepe S.A. and Santander Corretora de Seguros, Investimentos e Serviços S.A.

Ramon Sanchez Santiago. Mr. Sanchez is Spanish and was born on May 25, 1969. He holds a bachelor’s degree in law from the University of Salamanca, Spain. Between 2010 and 2011, he was the project leader of Santander Group, responsible for the risk weighted assets (RWA) reduction project throughout the Group. From 2011 to 2014, he held the position of head of internal audit at Santander UK. From 2015 to 2018, he served as internal audit officer of the Santander Group for capital and solvency. Mr. Sanchez currently serves as our officer in charge of the Internal Audit department.

Reginaldo Antonio Ribeiro. Mr. Ribeiro is Brazilian and was born on May 19, 1969. He holds a degree in economics from the Universidade Estadual de Campinas, an accounting degree from the Universidade Paulista and an MBA from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI of the Universidade de São Paulo. As one of our officers, he is responsible for accounting and tax procedures, planning strategies and corporate reorganization processes. He also serves as administrator of Aquanima Brasil Ltda., and executive officer of Atual Serviços de Recuperação de Créditos e Meios Digitais S.A., Banco Bandepe S.A. and Santander Holding Imobiliária S.A., Vice-President Officer of Santander Corretora de Seguros, Investimentos e Serviços S.A. and Administrative officer of Norchem Participações e Consultoria S.A.

Robson de Souza Rezende. Mr. Rezende is Brazilian, born January 24, 1967. He holds a degree in statistics and an MBA in marketing from ESPM-SP. He began his career at Unibanco, where he worked between 1985 and 1999 in the Management of Agencies and later in the Human Resources Area working in Training and Development with a focus on the Agencies of Unibanco. Mr. Rezende joined Santander Brasil in 1999. From 1999 to 2003, he served as a superintendent of human resources. From 2003 to 2008, he served as regional superintendent. From 2008 to 2010, he worked as superintendent of commercial models, during which time he participated in the integration of the commercial model of Santander Brasil and Banco Real. He also led the Santander branch expansion project in Brazil for three years from 2010 to 2013. He is currently responsible for the branch network in the state of Rio de Janeiro, managing approximately 290 branches and 3,700 employees in the region.

Rodrigo Cury. Mr. Cury is Brazilian and was born in July 17, 1976. He holds a degree in marketing from Mackenzie University – São Paulo. He completed his MBA in Financial Management from the CEF – Madrid, and innovation and entrepreneurship from Stanford University (GSB). He began his career as an associate in Citi in 2002, where he assumed several roles in Brazil and Spain, such as credit risk manager until 2007, at Citi Spain. At Barclays Bank Spain, he served as head of consumer lending, mortgages & cards from 2008 to 2011, and as head of consumer finance credit risk in 2007 and 2008. He returned to Citi in 2011, serving as head of Citi credit cards Brazil and as head of payments for Central America and the Caribbean, based in the US, until 2015. Currently, Mr. Cury is our managing director (officer), for our Cards Business Department.

Sérgio Gonçalves. Mr. Gonçalves is Brazilian and was born on August 7, 1956. He holds a degree in economics from Fundação Armando Álvares Penteado, São Paulo, with an International Executive MBA degree from the Universidade de São Paulo. Since November 2000, he has been one of our officers, and he is currently responsible for the Institutional Relation Department. He worked as corporate banking officer for 16 years (from 1979 to 1994) at Banco Crefisul, entity associated with Citibank. From 1995 to 2000, he was products officer at Banco Nossa Caixa (previously, São Paulo State Government, and currently, Banco do Brasil S.A.).

Thomas Gregor Ilg. Mr. Ilg is Brazilian and was born on September 12, 1968. He holds a degree in agricultural engineering from the Universidade Estadual de Campinas, and a postgraduate diploma in business administration from the Fundação Getúlio Vargas. He has been engaged in the financial markets for almost 30 years, including almost 20 years with Santander Brasil and 10 years with The First National Bank of Boston, where he first joined as a trainee in the Risks and Business Areas. At Santander Brasil, he was responsible for the Corporate Banking Business until the beginning of 2007 when he joined our Treasury Division to develop an area designed to distribute derivatives to the Middle Market, Private Banking and Retail Business in general. At the end of 2008, he moved to the Credit Division to manage the Corporate Banking Risk Area, and currently he is responsible for our SMEs Risks Area.

Ulisses Gomes Guimarães. Mr. Guimarães is Brazilian and was born on March 14, 1971. He holds a degree in mechanical engineering from ITA – Instituto Tecnológico de Aeronáutica and an Executive MBA in Finance from IBMEC. He started his career as a trainee and, then, as an analyst at Citibank from 1994 to 1997. He was manager, then executive superintendent at Banco Real/ABN AMRO Bank from 1997 to 2007 working in Finance and Strategic Planning. Starting in 2007, he was an officer of Santander Brasil, with responsibility for Compensation in Human Resources Area from 2007 to 2012. From 2012 to 2015, he served in Santander Head office in Spain as a director in compensation and international mobility area. Back to Santander Brasil, he serves as one of our officers, with responsibility for the implementation of the finance transformation program and currently, since 2017, he is the chief data officer (CDO).

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

Compensation of Directors, Executive Officers and Members of the Audit Committee

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

In the cases where a member of the board of directors is also a member of our audit committee, pursuant to the applicable regulations and the internal regulations of the audit committee, such member must choose to receive the compensation package of only one of the boards. Regarding the other advisory committees, if one of the members of the board of directors becomes a member of it, in addition to the corresponding compensation as a member of the board of directors he or she will be entitled to an additional compensation per meeting held in the relevant advisory committee, approved by the compensation committee.

The members of the board of executive officers are entitled to compensation composed of monthly payments, benefits, pensions and variable compensation, always within the overall limit of the annual compensation approved at the annual general shareholders’ meeting.

The variable compensation shall be paid considering the different deferral percentages depending on the level of the variable compensation received in the year (includes amount of Long-Term Incentive - ILP in the year of grant, valued at the granting price), and observe the Malus clause with the possibility of reducing up to 100% of the value of the variable compensation in the assumptions.

The following payment summarizes the applicable rules of payment as of December 31, 2018.

2019	2020	2021	2022
At the time of the award	Deferred
30% in cash	Remaining 20% in cash
	Payment calculated on ⅓ cash awarded	Payment calculated on ⅓ cash awarded	Payment calculated on ⅓ cash awarded
30% in units	Remaining 20% in units
(with one year lockup)	Payment calculated on ⅓ units awarded	Payment calculated on ⅓ units awarded	Payment calculated on ⅓ units awarded

If the amount of the variable compensation is between R$5.5 million and R$8 million, the deferral is 50% to be paid in up to five tranches, 25% of which is paid in cash and the other 25% is paid in units with a one-year lock-up each. If the variable compensation amount is equal to or greater than R$8 million, the deferral is 60% to be paid in up to five tranches, 30% of which is paid in cash and the other 30% is paid in units with a one-year lock-up each. In the case of the Chief Executive Officer, the deferral in this program is at least 50%, with at least 25% paid in accordance with the above.

Under Brazilian law, companies are required to disclose the highest, lowest and average compensation of our directors, members of the fiscal council, if installed, and officers without indicating any individual name. Please find below the information for the years of 2015, 2016 and 2017:

	Board of Executive Officers			Board of Directors
	December 31,			December 31,
	2017	2016	2015	2017	2016	2015
No. of members	44.00	44.08	42.08	10.00	9.83	10.00
No. of paid members	40.50	44.08	42.08	4.17	4.83	5.00
Value of the highest compensation (reais)	29,985,549.15	28,013,885.04	21,490,643.35	1,444,916.60	1,661,719.59	7,664,080.00
Value of lowest compensation (reais)	1,795,457.14	1,569,118.67	1,589,901.03	544,316.60	506,313.46	505,094.40
Average value of remuneration (reais)	5,675,740.27	5,162,336.77	4,880,221.56	752,412.19	3,939,056.15	2,055,518,55

(1)	The value of the lower individual compensation does not disregard members who have not exercised their functions during the 12-month period of the fiscal year in question.

(2)	The amounts do not include social charges.

 Shareholders at the general shareholders meeting held on April 27, 2018 set compensation for our directors and executive officers at a total of up to R$300 million and for our audit committee at a total of up to R$3.0 million for the 12-month period starting on January 1, 2018, as proposed by the board of directors at the meeting held on March 27, 2018. For the abovementioned twelve-month period, members of our board of directors and executive officers received a total of approximately R$263 million and members of our audit committee received a total of approximately R$2.5 million. The total amount of contributions for pension plans of our board of directors in 2018 was R$32.9 million.

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

Compensation Plan Overview

We have three programs for long-term compensation: (i) the Deferral Program; (ii) the Local Long-Term Incentive Program (consisting of the Stock Option Plan); and (iii) the Global Long-term Incentive Plan (consisting of the First Long-Term Incentive Global Plan CRDIV – Grant 2014 and the Second Long-Term Incentive Global Plan CRDIV – Grant 2015).

Executive officers and executives in key positions are eligible to participate in these plans. The plans last three years promoting our executive officers and executives’ commitment to our long-term results. Members of the board of directors can participate in these plans only if they are executive officers; otherwise, the board members are not eligible to participate in any of these plans.

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

We renew and update our deferral program every year. As of December 31, 2018, we had four plans outstanding: one for each fiscal year: 2015, 2016, 2017 and 2018. As of December 31, 2018, we recorded total expenses of R$125.766 million in connection with our Deferral Program compared to total expenses of R$206.764 million in 2017.

Deferral Program –2015, 2016, 2017 and 2018

Our 2015, 2016, 2017 and 2018 deferral programs are divided in two programs:

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

Local Long-Term Incentive Program

In the Local Long-Term Incentive Program, the only active plan was the Stock Option Plan (SOP), which was terminated on June 30, 2018. This plan was intended for our senior management, in order to maintain the commitment of our employees to our long-term results.

Incentive Plan Long-term – SOP 2013

On April 29, 2013, our shareholders approved the grant of the SOP 2013 plan, with an exercise period between June 30, 2016 and June 30, 2018. The number of Units exercisable by the participants was determined according to the total shareholder return, or “TSR” and reduced according to the result of the modifier return on risk-weighted assets, or “RoRWA,” based on a yearly comparison between realized and budgeted performance. The options issued under the plan have an option price of R$12.84 per Unit. Approximately 89.61% of the total number of Units available for delivery under the plan were delivered following the RoRWA-based adjustment described above once participants who lost the right to receive Units were excluded. In order to be entitled to exercise the options related to the respective Units, the plan participants had to remain in the company for the entire term of the plan.

In the fiscal year 2018, options equivalent to a total of R$13 million were exercised. The participant may not sell a volume more than the equivalent of 40% of the Units resulting from the exercise of options during a minimum period of two years from the date of receipt of the shares by the participant.

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

Long-Term Incentive Plan - Private Ultra High

Released in 2017, its objective is to align the interests of Banco Santander and the participant aiming, on the one hand, to the growth and profitability of the Private business and, on the other, to the recognition of the participant's contribution. The Plan has as objective the payment by the Bank to the participants as variable compensation.

Each participant has a target reference in cash and the exact amount of the bonus will be determined by benchmarking the following performance indicators, with payments being made in two installments: the first in March 2020 and the second in March 2021.

Indicators - Phase 1 (Reference Value)

• BAI 2017

Indicators - Phase 2 (Calculation of Cash Incentive)

• BAI - 50% (Benefit Indicator before Private Ultra High Segment Taxes);

• MOL - 25% (Private Ultra High Segment Net Margin Indicator); and

• AUM - 25% (Private Ultra High Segment Assets Under Management Indicator).

In December 2018, the reversal of the recorded provision related to the local long-term incentive plan - Private Ultra High was made due to the low probability of the acquisition condition related to the performance target. The manager board will monitor the performance parameter of the plan until December 2019. The amount of the expense with the provision related to this plan registered in 2017 was R$2.935 million.

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

Each executive has a target in reais, which was converted into shares of the Santander Group for a price of R$19.2893, which will be delivered in installments in 2016, 2017 and 2018, with a lock-up of one year after each delivery. At the end of the period of measurement, the plan was not reached and was terminated without payment of the proposed compensation.

In the year ended December 31, 2018 there were no expenses related to cycle costs of the first Global Long-Term Incentive Program.

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

In the year ended December 31, 2018, “pro rata” expenses in an amount of R$5.726 million were recorded relating to costs on the respective dates of the cycles of the global program. The expenses related to the plans are recognized as “Other liabilities—Provision for share-based payments.”

Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

Pension and Retirement Benefits

Members of our board of directors and our executive officers may enroll in our retirement plan, SBPrevi, while they are affiliated with Santander Brasil. For further information on SBPrevi, please see “— D. Employees.”

6C.	Board Practices

Our shareholders elect members of our board of directors at the annual general shareholders’ meeting for two-year terms (members may be reelected). The board of directors appoints our executive officers for two-year terms (members may be reelected).

The current members of the board of directors were elected at the ordinary shareholders’ meeting held on April 28, 2017 and at the extraordinary shareholders’ meeting held on July 20, 2017, to serve until the ordinary shareholders’ meeting to be held in 2019. The current executive officers were elected at board of directors meetings held on May 2, 2017, August 25, 2017, November 1, 2017, February 1, 2018, February 26, 2018, June 14, 2018, July 3, 2018, July 24, 2018 and December 20, 2018, for terms of office until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2019. The board of directors usually meets four times a year, but meetings may be held more frequently if the chairman of the board of directors so wishes. The executive officers meet as often as required by the chief executive officer or by the person designated by the chief executive officer.

On August 31, 2017, our board of directors approved its regulations. Shareholders may access the regulations on the website www.ri.santander.com.br, in the section entitled “Corporate Governance—Management—Regulations of the Board of Directors.” The information contained on our website, any website mentioned in this annual report, or any website directly or indirectly linked to these websites, is not part of and is not incorporated by reference in, this annual report.

Fiscal Council

According to Brazilian Corporate Law, the adoption of a permanent fiscal council as a publicly held company is voluntary. Our By-Laws provide for a nonpermanent fiscal council, which can be installed at the request of shareholders representing at least one percent of the voting shares or two percent of the nonvoting shares. Currently, our fiscal council is not installed. The fiscal council is an independent body elected by shareholders to supervise the activities of managers and independent auditors. The responsibilities of the fiscal council are established by Brazilian Corporate Law and include oversight of management’s compliance with laws and By-Laws, the issuance of a report on the company’s annual and quarterly reports, certain matters submitted for shareholders’ approval, calling of shareholders’ meetings in some cases and reporting on specific matters arising at those meetings.

Board Advisory Committees

Audit Committee

According to Brazilian Central Bank regulations, an audit committee is a statutory board, separate from the board of directors and created by a shareholders’ resolution. The members of the audit committee may be members of the board of directors, provided that they meet certain independence requirements. All members of our audit committee meet such independence requirements. In addition, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors. As a result, as specified in Section 3(a)(58) of the Exchange Act, our board of directors functions as our audit committee for the purpose of approving any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Except in these respects, our audit committee performs the functions of the audit committees of U.S. companies. For more information, see “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

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

Our audit committee has as its main functions:

•	to advise the board of directors on the engagement or replacement of the independent auditor;

•	to review, prior to publication, the interim financial statements, including the notes, the management report and the opinion of the independent auditor;

•	to evaluate the effectiveness of the independent and internal audits, including in regard to compliance with normative provisions applicable to us, in addition to internal regulation and codes;

•	to evaluate the fulfillment by our management of the recommendations made by the independent or internal auditors; and

•	to prepare, at the end of the six-month period ended on June 30 and December 31 of each year, the report of the audit committee, meeting the applicable legal and regulatory provisions.

The current members of the audit committee are Luiz Carlos Nannini, who acts as financial expert and Maria Elena Cardoso Figueira, Julio Sergio de Souza Cardozo and Deborah Stern Vieitas, who act as coordinators. Our audit committee meets ordinarily once a month. The current members of the audit committee were appointed on May 10, 2018 to serve for a one-year term.

Set forth below are the biographies of the members of our audit committee:

Maria Elena Cardoso Figueira. Mrs. Figueira is Brazilian, born on November 29, 1965 and holds a degree in economics from Pontifícia Universidade Católica do Rio de Janeiro. Mrs. Figueira is a certified member of the board of directors and the fiscal council of IBGC (the Brazilian Institute of Corporate Governance) and a partner at Figueira Consultoria Financeira, her wholly owned financial advisory company. Mrs. Figueira has participated in educational programs in Brazil (through ISE, FAAP, KPMG and IBGC) and abroad (through IESE and IE) and has extensive professional experience in financial and taxation matters, including at Arthur Andersen, Banco Bilbao Vizcaya, KPMG and Banco Santander (in Brazil, as deputy executive in charge of tax planning, and in Spain, from April 2012 to May 2014, where she worked in the Financial Regulation and Accounting Standards Department with a focus on allocation of capital). Since 2004, she has also served on the audit committees and advisory boards of: (i) Santander Brasil, as an Independent Member of the Audit Committee since May 2018; (ii) HSBC Brasil S.A. – Investment Bank, from June 2017 to April 2018, as a member and chair of the Advisory Committee and Audit and Risk; (iii) HSBC Bank Brasil S.A. – Banco Multiplo, from October 2014 to June 2016, as chairman and member of the Advisory Board and of the Audit and Risk Committee; and (iv) Banco Santander (Brasil) S.A., from August 2004 to April 2012, as an Independent Member of the Audit Committee, coordinator and financial expert. Since 2015, Mrs. Figueira has been an associate and participating member on the Financial Institutions Governance Committee at IBGC, a member of the Women Corporate Directors (WCD) – Brazil Chapter and, since 2017, a member of the Strategic Governance Committee of the American Chamber of Commerce in Brazil (Amcham Brazil).

Luiz Carlos Nannini. Mr. Nannini is Brazilian and was born on January 2, 1960. He holds a degree in accounting sciences, with several specialization courses in Brazil and abroad, including a leadership course at Harvard. Mr. Nannini has more than 30 years of experience in the conduct of independent audit services, including: the preparation of financial statements in accordance with IFRS and U.S. GAAP; due diligence; implementation of internal controls (including IT); corporate restructuring; tax planning and affairs; and participation in advisory councils in Brazil, the U.S. and globally. In addition, Mr. Nannini has significant experience as member of audit committees and fiscal councils of public Brazilian companies. Currently, he is a member and financial specialist of our Audit Committee.

Julio Sergio de Souza Cardozo. Mr. Cardozo is Brazilian, born on August 18, 1944. He holds a degree in accounting and business administration from Universidade Presbiteriana Mackenzie Rio de Janeiro and a PhD equivalent in Finance and Internal Controls from Rio de Janeiro State University, where he acted as Auditing and Accounting professor at the undergraduate and master degree levels until August 2016. From 1985 to 2001, Mr. Cardozo was an audit partner at EY Brazil. From 2001 to 2007, Mr. Cardozo held the positions of CEO and chairman of the board of EY Brazil, as well as board member of EY Americas (New York). During the same time, he was CEO and chairman of the board of EY South America. Mr. Cardozo was a Fiscal Council member of USIMINAS, Centrais Elétricas de Santa Catarina and BRADESPAR. Additionally, he also served as a member of the board of directors and an audit committee coordinator at Administradora de Cartões de Crédito AVISTA S.A. Currently, Mr. Cardozo is the managing partner of Julio Sergio Cardozo & Associados Consultoria de Negócios Ltda.; member of the board of directors of Saraiva S.A.-Livreiros e Editores; member coordinator of the Audit Committee of Cia. Paulista de Trens Metropolitanos; Fiscal Council member of Centrais Elétricas do Ceará and professor of the MBA Program in Finance with Fundação Getúlio Vargas.

Deborah Stern Vieitas. See “—Members of the Board of Directors.”

Compensation Committee

In compliance with regulations issued by the Brazilian Central Bank (specifically, CMN Resolution No. 3,921/2010 of November 25, 2010), on February 7, 2012 our shareholders established the compensation committee in our By-laws, which also acts as the compensation committee for certain of our affiliates and subsidiaries.

Our compensation committee is composed of three to five members, appointed by the board of directors from among persons who meet all statutory and regulatory requirements for the exercise of their office. At least one of the members cannot be an executive officer and the others may or may not be members of our board of directors, and at least two members shall be independent, pursuant to paragraph 3 of article 14, of our By-Laws. The compensation committee shall have in its composition qualified members with the experience required for competent and independent judgment regarding our internal compensation policy and the repercussions of this internal compensation policy on risk management. Such persons shall serve for a term of two years and may be reelected for up to four consecutive times, pursuant to applicable legislation.

Our compensation committee has as its main functions:

•	to develop internal compensation policies applicable to our management and make proposals to our board of directors regarding policies for variable and fixed compensation, benefits, and special programs for recruiting and terminations;

•	to supervise the implementation and coming into operation of the compensation policy for our management;

•	to propose to the board of directors the aggregate compensation of our management to be submitted to the general meeting, pursuant to Article 152 of Brazilian Corporate Law;

•	to analyze our internal officer and board compensation policies and procedures in comparison with market practice, and recommend changes to align our policies with market practice if significant differences from market practice are identified;

•	to prepare annually, within ninety days as from December 31 of each year, the compensation committee report, in accordance with applicable statutory and regulatory provisions; and

•	to ensure that the management compensation policy is compatible with our risk management policy, the goals and current and expected financial condition, as well as with the provisions set forth in applicable regulatory provisions and regulations published by the Brazilian Central Bank.

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

Set forth below are the biographies of the members of our compensation committee:

Deborah Patricia Wright. See “—Members of the Board of Directors.”

Álvaro Antonio Cardoso de Souza. See “—Members of the Board of Directors.”

Celso Clemente Giacometti. See “—Members of the Board of Directors.”

Luiz Fernando Sanzogo Giorgi. Mr. Giorgi is Brazilian and was born on September 3, 1964. He holds a bachelors’ degree in business administration from Fundação Armando Alvares Penteado (FAAP) and has over 26 years of experience in management. Mr. Giorgi started his career in 1982 at Price Waterhouse, where he worked until 1986, and, then at Embraer, where he worked between 1986 and 1989. From 1989 to 2003, he worked as a consultant and director at Hay Group, and from 2003 to 2005, he worked for the Suzano Group as vice chairman of Suzano Holding. Mr. Giorgi was a member of the Management Committee of the Board of Directors of Suzano Papel e Celulose, Chief Executive Officer of Suzano Petroquímica, and a full member of the Board of Petroflex. In September of 2005, he founded LFG – Assessoria em Gestão Empresarial e Liderança. From 2007 to 2015, Mr. Giorgi was a member of the Board of Directors of Santher S.A.; from 2007 to 2011, he was a full member of the Board of Directors of J. Macedo Alimentos S.A.; in 2008, he served as a full member of the Board of Directors of Vix Logística S.A.; from 2007 to 2008, he was a member of the HR Committee of the Board of Directors of Grupo Libra S.A.; and in 2013, he served as a member of the Board of Directors of Itautec S.A. Currently, Mr. Giorgi is a member of the Boards of Directors of Vonpar S.A. and Empresas Concremat. He is also a member of the Advisory Board of Heads Agencia de Propaganda and chairman of the Board of Directors of Teadit S.A. Mr. Giorgi holds the position of member of the Human Resources Committees of Sul América Seguros S.A., Lojas Marisa S.A., and Martins Atacadista S.A. He is also a member of our Nomination and Governance Committee.

Risk and Compliance Committee

The risk and compliance committee is a consultative body, which has the responsibility of advising our board of directors on subjects related to the policies, operational directions and methodologies of capital allocation, risk management and exposure edges, according to applicable law, as well as advising on compliance practices that enhance our management, regarding transparency and monitoring of compliance functions of the institution.

The risk and compliance committee is composed of three to six members, provided that the majority of them: (i) may not be, nor may they have been, employees of Santander Brasil in the last six months prior to their appointment; (ii) may not be the spouse or relative of a person referred to in item (i) herein; (iii) cannot receive from us any compensation that does not relate to their role as a member of the risk and compliance committee or the board of directors; (iv) must have experience in risk management; and (v) may not be a controlling shareholder of Santander Brasil nor participate in decisions at the executive level. The term of office is two years, re-election permitted, and the members may be removed at any time. The risk and compliance committee meetings are held at least four times a year or when extraordinarily convened by its coordinator.

The current members of the risk and compliance committee are Bernardo Parnes (who acts as coordinator), Álvaro Antônio Cardoso de Souza, Conrado Engel, José de Paiva Ferreira and René Luiz Grande. The current members of the risk and compliance committee were appointed on May 2, 2017, February 1, 2018 and April 10, 2018 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2019.

Bernardo Parnes. Mr. Bernardo is Brazilian and was born on March 4, 1960. Bernardo was CEO of Deutsche Bank Latin America and Chief Country Officer of Deutsche Bank Brazil. At Deutsche Bank, he was also a member of the Americas’ Executive Committee, the Regional Management Executive Committee and the Latin American Advisory Board. Prior to Deutsche Bank, Mr. Parnes was CEO of Banco Bradesco BBI S.A., and prior to that, he was CEO of JSI Investimentos Ltda., part of the Safra Group. Mr. Parnes also worked for 14 years at Merrill Lynch, where he served as the country head of Brazil, and worked for seven years at Citigroup in Brazil. He is currently a member of the board of directors of Albert Einstein Hospital, MASP (São Paulo Art Museum), as well as Chairman of our Board Risk and Compliance Committee.

Álvaro Antônio Cardoso de Souza. See “—Members of the Board of Directors.”

Conrado Engel. See “—Members of the Board of Directors.”

José de Paiva Ferreira. See “—Members of the Board of Directors.”

René Luiz Grande. Mr. Grande is Brazilian and was born on April 19, 1953. He holds a degree in economics from Pontificia Universidade Católica de São Paulo, and a specialization degree in national financial system from Fundação Instituto de Administração. Mr. Grande was an employee of the Brazilian Central Bank, qualified by the public examination since June, 1975, and worked in the Supervision and Inspection Department of the National Financial System. During his career in the Brazilian Central Bank, he served as an analyst from 1975 to 1978; technical assistant from 1978 to 1989; inspection supervisor from 1989 to 1999; head of the Banking Supervisory and Technical Department from 1999 to 2003, and deputy head of the Banking Supervisory and Financial Conglomerates Department from 2003 to 2011. Before working with the Brazilian Central Bank, Mr. Grande occupied the position of head of Human Resources with Companhia Brasileira de Embalagens Metálicas BRASILATA from 1973 to 1975. Currently, Mr. Grande is a member of our Board Risk and Compliance Committee and held the position of our Audit Committee Chairman between 2012 and 2017.

Nomination and Governance Committee

The nomination and governance committee is a consultative body which is responsible for advising the board of directors on subjects related to the nomination and governance of Santander Brasil.

The committee is composed of three to seven members, and the majority of those members must be independent and, preferably, also members of the board of directors. The term of office is of two years, re-election permitted, and the members may be removed at any time. The committee meetings are held at least four times a year or when extraordinarily convened by its coordinator.

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

The committee comprises three to five members, and at least one of these members must be independent. The term of office is of two years, re-election permitted, and the members may be removed at any time. The committee meetings are held at least four times a year or when extraordinarily convened by its coordinator.

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

José Luciano Duarte Penido. See “—Members of the Board of Directors.”

Carlos Rey de Vicente. See “—Members of the Board of Executive Officers.”

Jean Pierre Dupui. See “—Members of the Board of Executive Officers.”

Tarcila Reis Corrêa Ursini. Ms. Ursini is Brazilian and was born on May 9, 1974. She holds a degree in economics from Faculdade de Economia e Administração de Empresa of Universidade de São Paulo, a law degree from Pontifícia Universidade Católica de São Paulo and a master’s degree in development and law from King’s College, London. Ms. Ursini began her career as a lawyer, with work experiences in Brazil, Spain and England. She was an associated lawyer at Machado, Meyer, Sendancz and Opice from 1997 to 2000 in the corporate and mergers and acquisitions area. Since 2000, she has been working on sustainability strategy, management and research, advising organizations from the most diverse sectors, sizes and cultures. She was manager of the Ethos Institute from 2003 to 2007. She represented Brazil in the development of ISO 26000. Ms. Ursini was a member of the International Council of Stakeholders of the Global Reporting Initiative (GRI), Netherlands. She is an independent member of Duratex S.A. Board of Sustainability Committee since June 2012, where she has served since 2016, and she has served as an independent member of the Sustainability Committees of the Baumgart Group Council since February, 2017 and of Precon Engenharia since 2016. Ms. Ursini is a member of the Brazilian Institute of Corporate Governance - IBGC, of the Sustainability Studies Committee since its foundation, was part of the 40th group of Formation Counselors. She is a member of WCD - Women Corporate Directors (IFC / IBGC / KPMG), Women's Leadership Group for Sustainability, Ministry of the Environment and voluntary supporter of various civil society organizations. She is a postgraduate professor in social-environmental management at FIA. She is co-author of The World Guide to CSR, chapter Brazil, Greenleaf 2009, a collaborator of Communication in Progress of the United Nations Global Compact, and co-author of the Term of Reference that defined the Sustainability of the Sebrae System.

Executive Committee

The chief executive officer, senior vice president executive officers and vice president executive officers make up the executive committee which examines policies for business management, operational support, human resources and capital allocation. It also deliberates on the main technological, infrastructure and services projects.

6D.	Employees

On December 31, 2018, we had 48,012 full-time, permanent employees. The following table presents the breakdown of our full-time, permanent employees (in accordance with local criteria) at the date indicated.

	As of December 31,
	2018	2017	2016
Administrative employees	12,480	10,936	10,256
Commercial areas employees	35,532	36,468	36,996
Total	48,012	47,404	47,252

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

We also offer our employees a defined contribution pension plan where employees can choose to contribute part of their wages and to which we can also make contributions on behalf of such employees. This plan provides retirement benefits, and disability and death benefits. Currently the main plan is SantanderPrevi, a plan that since July 2018 is closed for new participants. As of January 2018, the SBPrev pension plan, administered by Icatu Seguros, was implemented for new employees and new members. As of December 31, 2018, 41,666 participants were enrolled in SantanderPrevi plan, the total assets under management under the plan was approximately R$3.776 billion. As of December 31, 2018, in the SBPrev plan, we had 1,069 registered participants, with total amount under management of R$2.970 million. For additional information on our pension plans, see note 23 to our audited consolidated financial statements.

The Brazilian Banking Employees’ Union represents most of our employees. In the event of a potential conflict with our banking employees and/or the banking union, negotiations are conducted by the FENABAN. Every two years, generally in September, all Brazilian banks have a collective negotiation period in which they revise salary structures. During this period, the Brazilian Banking Employees’ Union negotiates bank employees’ salaries within the scope of the Brazilian Banking Collective Agreement with the FENABAN. Negotiations pertaining to wages and salaries for the period 2018-2020 have already been concluded and the levels of compensation agreed are consistent with market practice. Since the acquisition of our predecessor banks by our indirect shareholder Santander Spain, we have not suffered significant losses through strikes and our management believes it has good relations with our employees.

6E.	Share Ownership

The following table provides the names of our directors and executive officers who owned shares of Santander Brasil as of March 15, 2019.

Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Alberto Monteiro de Queiroz Netto	13,535	(1)	13,535	(1)	(1)
Alessandro Tomao	78,069	(1)	78,069	(1)	(1)
Alexandre Grossmann Zancani	37,340	(1)	37,340	(1)	(1)
Amancio Acúrcio Gouveia	160,971	(1)	160,971	(1)	(1)
André de Carvalho Novaes	42,711	(1)	42,711	(1)	(1)
Angel Santodomingo Martell	105,711	(1)	105,711	(1)	(1)
Antonio Pardo de Santayana Montes	107,825	(1)	107,825	(1)	(1)
Carlos Aguiar Neto	22,606	(1)	22,606	(1)	(1)
Carlos Rey de Vicente	130,261	(1)	130,261	(1)	(1)
Cassio Schmitt	120,257	(1)	120,257	(1)	(1)
Claudenice Lopes Duarte	16,242	(1)	16,242	(1)	(1)
Ede Ilson Viani	232,953	(1)	232,953	(1)	(1)
Germanuela de Almeida de Abreu	32,478	(1)	32,478	(1)	(1)
Gilberto Duarte de Abreu Filho	165,495	(1)	165,495	(1)	(1)
Gustavo Alejo Viviani	169,211	(1)	169,211	(1)	(1)
Igor Mario Puga	15,524	(1)	15,524	(1)	(1)
Jean Pierre Dupui	286,173	(1)	286,173	(1)	(1)
José de Paiva Ferreira	360,948	(1)	360,947	(1)	(1)
José Roberto Machado Filho	133,829	(1)	133,829	(1)	(1)
José Teixeira de Vasconcelos Neto	29,541	(1)	29,541	(1)	(1)
Juan Sebastian Moreno Blanco	507,045	(1)	507,045	(1)	(1)
Leopoldo Martinez Cruz	55,275	(1)	55,275	(1)	(1)
Luis Guilherme Mattos de Oliem Bittencourt	65,546	(1)	65,546	(1)	(1)
Luiz Masagão Ribeiro Filho	144,189	(1)	144,189	(1)	(1)
Marcelo Malanga	45,494	(1)	45,494	(1)	(1)
Marino Alexandre Calheiros Aguiar	22,092	(2)	22,092	(2)	(2)
Mário Roberto Opice Leão	130,914	(1)	130,914	(1)	(1)
Nilton Sergio Silveira Carvalho	25,218	(1)	25,218	(1)	(1)
Patrícia Souto Audi	2,256	(1)	2,256	(1)	(1)
Rafael Bello Noya	73,962	(1)	73,962	(1)	(1)
Ramón Sanchez Díez	66,741	(1)	66,741	(1)	(1)
Ramon Sanchez Santiago	2,628	(1)	2,628	(1)	(1)
Reginaldo Antonio Ribeiro	46,317	(1)	46,317	(1)	(1)
Robson de Souza Rezende	17,027	(1)	17,027	(1)	(1)
Rodrigo Cury	27,627	(1)	27,627	(1)	(1)
Sergio Agapito Lires Rial	361,082	(1)	361,082	(1)	(1)
Sérgio Gonçalves	31,010	(1)	31,010	(1)	(1)
Thomas Gregor Ilg	91,034	(1)	91,034	(1)	(1)
Ulisses Gomes Guimarães	35,818	(1)	35,818	(1)	(1)
Vanessa de Souza Lobato Barbosa	72,834	(1)	72,834	(1)	(1)
Employees	4,663,375	0.12%	4,665,932	0.13%	0.12%
Total	8,749,164		8,751,720

(1)	Owns less than 0.01%.

(2)	No longer an officer.

Shares held by members of our board of directors and our officers do not have special voting rights in relation to shares held by our other shareholders.

For a description of our equity compensation plans, see “Item 6. Directors, Senior Management and Employees ––B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

As of March 15, 2019, Santander Spain directly and indirectly through its subsidiaries, Grupo Empresarial Santander, S.L. and Sterrebeeck B.V., owned approximately 89.5% of our total capital stock (not including the shares held by Banco Madesant - Sociedade Unipessoal).

The following table presents the beneficial ownership of our common and preferred shares as of March 15, 2019.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Total Shares (thousands)	Percentage of Total Share Capital
	(in thousands, except percentages)
Sterrebeeck BV (1)	1,809,583	47.39%	1,733,643	47.11%	3,543,226	47.25%
Grupo Empresarial Santander SL	1,107,672	29.01%	1,019,645	27.71%	2,127,317	28.37%
Banco Santander, S.A.	521,964	13.67%	519,268	14.11%	1,041,232	13.89%
Treasury Shares (2)	12,924	0.34%	12,924	0.35%	25,848	0.34%
Employees (3)	8,771	0.23%	8,773	0.24%	17,544	0.23%
Other minority shareholders	357,778	9.37%	385,580	10.48%	743,358	9.91%
Total	3,818,692	100%	3,679,833	100%	7,498,525	100%

(1)	An affiliate within the Santander Group.

(2)	On September 18, 2017, our shareholders approved the cancellation of 64,551,366 shares held in treasury (32,275,683 common shares and 32,275,683 preferred shares).

(3)	Includes members of senior management. See “6E. Share Ownership.”

The total number of ADRs held by U.S. investors as of December 31, 2018, is 170,211,210. The total number of Units held by U.S. investors as of December 31, 2018, is 63,897,736 (excluding Units held by The Bank of New York Mellon as depositary).

Significant Changes in Percentage Ownership of Principal Shareholders

On December 31, 2016, we held 51,571,846 shares in treasury, of which 25,785,923 were common shares and 25,785,923 were preferred shares.

On April 11, 2017, Qatar Holding LLC, or the “Selling Shareholder,” participated in a secondary offering of 80,000,000 units, each of which is composed of one common share, no par value, and one preferred share, no par value, of Santander Brasil. Furthermore, the Selling Shareholder granted the international underwriters the option to purchase up to 12,000,000 additional ADSs of Santander Brasil within 30 days from, but not including, April 5, 2017, solely to cover over-allotments of ADSs, if any. The international underwriters exercised the option for 5,065,000 ADSs, and the settlement took place on May 9, 2017.

On September 18, 2017, our shareholders approved the cancellation of 64,551,366 shares held in treasury, representing 32,275,683 common shares and 32,275,683 preferred shares. Such treasury shares corresponded, as of that date, to the totality of the shares then held in treasury.

On December 31, 2018, we held 26,633,004 shares in treasury, of which 13,316,502 were common shares and 13,316,502 were preferred shares.

On March 15, 2019, we held 25,849,782 shares in treasury, of which 12,924,891 were common shares and 12,924,891 were preferred shares.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders. See “Item 10. Additional Information—B. By-Laws—Rights of Common Shares and Preferred Shares.”

7B.	Related Party Transactions

We have a related party transactions policy with respect to related party transactions, which requires that any related transactions be approved by the board of directors. This is intended to ensure that all transactions covered by the policy are conducted in our interest and that any related party transactions are conducted on an arm’s length basis on terms substantially similar to those of comparable transactions in the market. The policy defines the power to approve certain transactions as resting with the board of directors. The policy defines related transactions as those occurring between us and our shareholders, our subsidiaries, our employees, directors and officers as well as our subsidiaries’ employees, directors and officers. Additionally, related party transactions are included in the regular auditing program developed by our internal audit.

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with our subsidiaries and affiliates and those of the Santander Group. We have credit lines outstanding with the Santander Group and its affiliated financial institutions around the world. As of December 31, 2018, borrowings and deposits from the Santander Group represented approximately 2% of our total funding. In addition, from time to time, we enter into certain transactions with the Santander Group and other related parties for the provision of advisory and advertising services. Such transactions are conducted on an arm’s-length basis, based on terms that would have been applied for transactions with third parties.

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

Information Technology Platform

We enter into certain agreements with some affiliates of the Santander Group (Ingeniería de Software Bancário S.L. (Spain), Produban Servicios Informáticos Generales S.L. (Spain) (which on November 2018 merged through a process in which Ingeniería de Software Bancário S.L. absorbed Produban Servicios Informáticos Generales S.L. by universally succeeding it in all its rights and obligations, and has changed its corporate name to that of Santander Global Technology, S.L.) Santander Brasil Tecnologia S.A (Brazil) and Santander Global Technology Brasil Ltda. (Brazil)) for the outsourcing of certain products and services relating to our information technology platform, including software development, hosting and information processing.

We believe the provisions of these services are provided on an arm’s-length basis with terms substantially similar to those available from other providers in the market. In 2018 and 2017, Santander Group affiliates received approximately R$586 million and R$697 million, respectively, for the products and outsourcing provided above. See “Item 4. Information on the Company—B. Business Overview— Technology and Commercial Transformation—Technological Infrastructure.”

Procurement Services

We have entered into agreements with Aquanima Brasil Ltda., an affiliate of the Santander Group, which offers procurement services (sourcing, e-procurement, outsourcing and consultancy) to Santander Brasil. Volume aggregation between Santander Brasil and other client companies allow for joint purchases for groups of different clients. The agreements entered into with Aquanima Brasil Ltda. were on an arm’s-length basis. We paid Aquanima Brasil Ltda. approximately R$27 million in 2018 and R$26 million in 2017.

Other Related Party Transactions

Beginning in 2018, transactions and balances with key management personnel are shown. The following table shows the balances owed to us by other Santander Group entities (assets) and the amounts owed to us by such entities (liabilities) as of the dates indicated:

	As of December 31, 2018			As of December 31, 2017
	Parent(1)	Jointly-controlled companies	Other Related Party(2)	Parent(1)	Jointly-controlled companies	Other Related Party(2)
	(in thousands of R$)
Assets	8,169,537	3,112,734	1,381,770	8,214,739	1,214,312	926,994
Financial assets for trading	(72,815)	205,337	266,027	(173,065)	-	(74,873)
Banco Santander, S.A. – Spain	(72,815)	-	-	(173,065)	-	-
Abbey National Treasury Services Plc (2)	-	-	-	-	-	(71,672)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	266,027	-	-	(3,201)
Banco RCI Brasil S.A. (6)	-	205,337	-	-	-	-
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	8,194,590	-	146,988	8,363,038	-	76,009
Banco Santander, S.A. – Spain (3) (5)	8,194,590	-	-	8,363,038	-	-
Banco Santander Totta, S.A. (2)	-	-	7,883	-	-	2,733
Abbey National Treasury Services Plc (2)	-	-	87,260	-	-	71,751
Bank Zachodni (2)	-	-	193	-	-	177
Santander UK Plc	-	-	46,615
Banco Santander, S.A. – Mexico (2)	-	-	5,037	-	-	1,348
Loans and advances to customers	347	-	966,462	132	9,661	925,858
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	913,875	-	-	925,835
Zurich Santander Brasil Seguros S.A.	-	-	45,851	-	-	-
Abbey National Treasury Services Plc (2)	-	-	-	-	-	23
Banco Santander, S.A. – Spain (1)	347	-	-	132	-	-
Isban Mexico, S.A. de C.V.	-	-	122	-	-	-
Ingeniería de Software Bancario, S.L.	-	-	-	-	-	-
Gesban Servicios Administrativos Globales, S.L.	-	-	23	-	-	-
Santander Brasil Gestão de Recursos Ltda	-	-	169	-	-	-
Santander Securities Services Brasil Participações S.A. (2)	-	-	927	-	-	-

Key Management Personnel (8)	-	-	5,495	-	-	-
Webmotors S.A.	-	-	-	-	9,661	-
Loans and other values with credit institutions (1)	15,143	2,905,947	2,293	23,896	1,203,032	-
Banco Santander, S.A. – Spain	15,143	-	-	23,896	-	-
Produban Servicios Informáticos Generales, S.L. (Produban Espanha) (2)	-	-	-	-	-	-
Banco RCI Brasil S.A. (6)	-	2,905,947	-	-	1,203,032	-
BHJV Assessoria e Consultoria em Gestão Empresarial LTDA	-	-	10	-	-	-
Santander Brasil Tecnologia	-	-	2,091	-	-	-
Santander Global Technology, S.L.	-	-	192	-	-	-
Banco Santander, S.A. – Uruguay (2)	-	-	-	-	-	-
Other Assets	32,272	1,450	-	738	1,619	-
Banco Santander, S.A. – Spain	32,272	-	-	738	-	-
Banco RCI Brasil S.A. (6)	-	1,450	-	-	1,619	-
Liabilities	(23,166,005)	(38,380)	(2,975,342)	(12,360,383)	(57,221)	(2,107,677)
Deposits of Brazil Central Bank and deposits of credit institutions	(107,084)	(36,871)	(1,410,619)	(387,937)	(47,423)	(1,862,058)
Banco Santander, S.A. – Spain (4)	(107,084)	-	-	(387,937)	-	-
Santander Securities Services Brasil DTVM S.A.	-	-	-	-	-	(300,074)
Santander Brasil Asset (2)	-	-	-	-	-	(16,766)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(1,151,399)	-	-	(1,543,752)
Banco Santander, S.A. – Uruguay (2)	-	-	-	-	-	(1,466)
Banco Santander Río S.A. (2)	-	-	(259,220)
Banco RCI Brasil S.A. (6)	-	(36,871)	-	-	(47,423)	-
Securities	-	-	(96,133)	-	-	-
Key Management Personnel	-	-	(96,133)	-	-	-
Customer deposits	-	(1,509)	(1,134,675)	-	(9,798)	(222,473)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(58,968)	-	-	(71,947)
ISBAN Brasil S.A. (2)	-	-	-	-	-	(20,893)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.) (2)	-	-	-	-	-	(34,410)
Zurich Santander Brasil Seguros e Previdência S.A. (1)	-	-	(234,249)	-	-	(55,935)
Gestora de Inteligência de Crédito	-	-	(190,674)
Santander Brasil Gestão de Recursos Ltda	-	-	(126,988)	-	-	(32,334)
Webmotors S.A.	-	(1,509)	-	-	(9,798)	-
Santander Securities Services Brasil DTVM S.A.	-	-	(427,209)	-	-	-
Santander Brasil Asset (2)	-	-	(18,639)	-	-	-
Key Management Personnel	-	-	(37,889)	-	-	-
Others	-	-	(40,059)	-	-	(6,954)
Other financial liabilities - Dividends and interest on capital Payable	(3,922,473)	-	(5,544)	(3,992,820)	-	(1,132)

Banco Santander, S.A. – Spain	(609,159)	-	-	(620,264)	-	-
Grupo Empresarial Santander, S.L. (1)	(1,242,259)	-	-	(1,264,470)	-	-
Sterrebeeck B.V. (1)	(2,071,055)	-	-	(2,108,086)	-	-
Banco Madesant	-	-	(1,112)	-	-	(1,132)
Key Management Personnel (7)	-	-	(4,432)	-	-	-
Other Payables	(9,603)	-	(424,504)	(2,050)	-	(22,014)
Banco Santander, S.A. – Spain	(9,603)	-	-	(2,050)	-	-
Santander Brasil Asset (2)	-	-	(14,476)	-	-	(69)
Produban Servicios Informáticos Generales, S.L. (Produban Espanha) (2)	-	-	-	-	-	(905)
Ingeniería de Software Bancário, S.L. (2)	-	-	-	-	-	-
Santander Securities Services Brasil DTVM S.A.	-	-	(4,291)	-	-	6,762
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(16,924)	-	-	(27,748)
ISBAN Brasil S.A. (2)	-	-	-	-	-	237
Key Management Personnel	-	-	(381,292)
Others	-	-	(7,521)	-	-	(291)
Debt Instruments Eligible to Compose Capital	(19,126,845)	-	-	(7,977,576)	-	-
Banco Santander, S.A. – Spain	(19,126,845)	-	-	(7,977,576)	-	-

(*)	All loans and other amounts with related parties were made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with other parties, including in terms of interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1)	Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2)	Refers to the Company's subsidiaries (Banco Santander Spain).

(3)	In December 31, 2018, refers to the cash of R$1,515,437 (2017 - R$587,531 and 2016 - R$582,571).

(4)	On December 31, 2018, include foreign currency investments (overnight applications) due on January 2, 2019 in the amount of R$6,583,716 (2017 - R$7,384,335 and 2016 - R$10,269,812) and interest of 2.38% p.a held at Santander Brasil EFC, Banco Santander Brasil and its Grand Cayman Branch.

(5)	Refers the emissions of Eurobonds of Grand Cayman Branch, maturing between from January 16, 2016 to February 13, 2017 and interest of 3.152% p.a and 4.625% p.a.

(6)	In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by Banco RCI Brasil.

(7)	Of the total dividends resolved in 2018, R$ 10,502 is allocated to the Key Management Personnel, remaining to pay the provisioned amount.

(8)	The balance with key management personnel refers to operations contracted before the term of the mandates.

	As of December 31, 2018			As of December 31, 2017
	Parent(1)	Joint-controlled companies	Other Related–Party(2)	Parent(1)	Joint–controlled companies	Other Related–Party(2)
	(in thousands of R$)
Income	(972,799)	192,889	1,323,622	389,663	126,781	1,210,444
Interest and similar income - Loans and advances to customers	-	-	461			-
Key Management Personnel	-	-	461			-
Interest and similar income - Loans and amounts due from credit institutions	136,250	136,666	1,080	87,217	87,381	1,417
Banco Santander, S.A. – Spain	136,250	-	-	87,217	-	-
Banco RCI Brasil S.A. (6)	-	136,666	-	-	87,381	-
Abbey National Treasury Services Plc (2)	-	-	157	-	-	879
Cibrasec	-	-	923	-	-	538
Interest expense and similar charges - Customer deposits	-	(92)	(23,146)	-	(4,486)	(41,026)
ISBAN Brasil S.A.	-	-	(90)	-	-	(2,145)
Banco Santander, S.A. – Spain	-	-	-	-	-	(6,190)

Santander Brasil Gestão de Recursos Ltda	-	-	(8,329)	-	-	(6,636)
Santander Cultural	-	-	(36)	-	-	(24,344)
Gestora de Inteligência de Crédito	-	-	(5,743)	-	-	-
Webmotors S.A.	-	(92)	-	-	(4,486)	-
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)	-	-	(215)	-	-	(1,547)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	-	-	-	(69)
Key Management Personnel	-	-	(8,707)	-	-	-
Others	-	-	(27)	-	-	(95)
Interest expense and similar charges - Deposits from credit institutions	(6,889)	(5,871)	(134,896)	(13,038)	(3,026)	(113,569)
Banco Santander, S.A. – Spain	(6,889)	-	-	(13,038)	-	-
Banco RCI Brasil S.A. (6)	-	(5,871)	-	-	(3,026)	-
Santander Securities Services Brasil Participações S.A. (2)	-	-	(26,378)	-	-	(95)
SAM Brasil Participações	-	-	(47)	-	-	(112,211)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(102,928)	-	-	(1,263)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(4,442)	-	-	-
Santander Asset Management, S.A. SGIIC.	-	-	(1,101)	-	-	-
Fee and commission income (expense)	6,213	32,960	2,653,014	(5,099)	14,999	2,453,179
Banco Santander, S.A. – Spain	6,213	-	-	(5,099)	-	-
Banco RCI Brasil S.A. (6)	-	31,981	-	-	14,996	-
Banco Santander International	-	-	30,789	-	-	20,480
Webmotors S.A.	-	979	-	-	3	-
Zurich Santander Brasil Seguros S.A.	-	-	300,868	-	-	295,508
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	2,302,295	-	-	2,134,755
Key Management Personnel	-	-	355	-	-	-
Others	-	-	18,707	-	-	2,436
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(680,903)	29,226	(199,985)	592,919	31,913	(39,534)
Banco Santander, S.A. – Spain	(680,903)	-	-	592,919	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(210,324)	-	-	(79,480)
Abbey National Treasury Services Plc (2)	-	-	(17,726)	-	-	23,843
Santander Securities Services Brasil DTVM S.A. (2)	-	-	1,312	-	-	(26,102)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	40,305	-	-	52,981
Zurich Santander Brasil Seguros S.A.	-	-	-	-	-	1,788
Banco RCI Brasil S.A. (6)	-	29,226	-	-	31,913	-
Santander Investment Securities Inc.	-	-	-	-	-	(13,492)
Key Management Personnel	-	-	239	-	-	-
Others	-	-	(13,791)	-	-	928

Administrative expenses and Amortization	-	-	(952,432)	(50,271)	-	(1,028,750)
Banco Santander, S.A. – Spain	-	-	-	(50,271)	-	-
ISBAN Brasil S.A.	-	-	(14,210)	-	-	(337,161)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)	-	-	(33,567)	-	-	(242,191)
ISBAN Chile S.A.	-	-	(24)	-	-	(23)
Aquanima Brasil Ltda.	-	-	(30,021)	-	-	(25,638)
TECBAN - Tecnologia Bancaria Brasil	-	-	(313,433)	-	-	(262,046)
Produban Servicios Informaticos Generales, S.L.	-	-	-	-	-	(46,494)
Ingeniería de Software Bancario, S.L.	-	-	-	-	-	(70,385)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(46,884)	-	-	(42,603)
Santander Global Technology, S.L.	-	-	(175,466)	-	-	-
Key Management Personnel	-	-	(289,612)	-	-	-
Others	-	-	(49,216)	-	-	(2,209)
Others Administrative expenses - Donation	-	-	(20,013)	-	-	(21,273)
Santander Cultural	-	-	(2,748)	-	-	(3,513)
Fundacao Santander	-	-	(1,330)	-	-	(1,837)
Instituto Escola Brasil	-	-	-	-	-	(873)
Fundação Sudameris	-	-	(15,935)	-	-	(15,050)
Debt Instruments Eligible to Compose Capital	(427,470)	-	-	(222,065)	-	-
Banco Santander, S.A. – Spain (2) (8)	(427,470)	-	-	(222,065)	-	-

(1)	Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2)	Refers to the Company's subsidiaries (Banco Santander, S.A .- Spain).

(3)	Refers to the profit on disposal of the company MS Participações.

(4)	Refers to the profit on disposal of the company Santander Brasil Asset Management.

(5)	Refers to the profit on disposal of the company Santander Securities Services Brasil DTVM S.A.

(6)	In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by Banco RCI Brasil.

7C.	Interests of Experts and Counsel

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

As of December 31, 2018, our judicial and administrative proceedings classified as probable loss risk (tax, labor and civil) and legal obligation amounted to approximately R$14.4 billion and have been provisioned. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with our judicial and administrative proceedings. Our judicial and administrative proceedings classified as possible loss risk (tax, labor and civil) amounted to approximately R$26.5 billion.

Tax Litigation

We are a party to several tax-related lawsuits and judicial and administrative proceedings.

The main lawsuits related to tax legal obligations fully recognized as obligations are:

•	PIS/COFINS. We filed lawsuits seeking to invalidate the provisions of Law 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for non-financial institutions, PIS and COFINS were levied only on revenues from services and sale of goods. On April 23, 2015, the Supreme Court issued a decision, applicable solely to Santander Brasil, accepting jurisdiction over the appeal regarding PIS and rejecting jurisdiction over the appeal related to COFINS. The tax authorities appealed the decision of the Supreme Court related to COFINS and their appeal was denied on August 19, 2015. In respect of COFINS, the case is finished with a favorable decision applicable to Santander Brasil. The appeal related to PIS, as well as the appeals submitted by other companies in the group, are pending. As of December 31, 2018, such claims amounted to R$3,632 million and are fully provisioned.

•	Tax rate increase of CSLL. We filed for an injunction to avoid the increase in the CSLL tax rate established by Law 11,727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9.0%; however, this Law established a 15.0% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment. As of December 31, 2018, we did not have any provision for these proceedings in our financial statements given that we have opted to pay the amounts in dispute in full pending the outcome of the proceedings.

As of December 31, 2018, our probable loss risk for tax litigation amounted to approximately R$2.4 billion fully provisioned and our possible loss risk for tax litigation amounted to approximately R$24.9 billion.

The main judicial and administrative proceedings to which probable loss risk assessment relates are:

•	Tax on services for financial institutions. Certain municipalities levy Service Tax (Imposto Sobre Serviços – ISS) on certain revenues derived from transactions not usually classified as the rendering of services. In such cases, we have argued in administrative and judicial proceedings against the payment of ISS. As of December 31, 2018, amounts related to these proceedings totaled R$228 million, which are fully provisioned.

•	Social security contribution. We are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions, as we believe that these benefits do not constitute salary. As of December 31, 2018, amounts related to these proceedings totaled R$273 million, which are fully provisioned.

•	Taxes on banking transactions. In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Santander Brasil. The tax assessments refer to the collection of CPMF (Contribuição Provisória sobre Movimentação Financeira) tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearance services provided by Santander Brasil to Santander DTVM in 2000, 2001 and 2002. Based on our tax advisors’ opinion, the procedures adopted by Santander DTVM were correct. Santander Brasil DTVM succeeded in the first instance in its proceeding before the tax appeals board, but this decision was overturned in the Superior Chamber of Tax Appeals, and we were found liable for the tax assessment. Both decisions were appealed before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or “CARF.” In June 2015, the CARF upheld the decision of the Superior Chamber of Tax Appeals. On July 3, 2015, Santander Brasil and Produban Serviços de Informática S.A. (current name of Santander DTVM) filed a lawsuit requesting the cancellation of both tax assessments and the amount as of December 31, 2018 totaled R$1,463 million. Based on the assessment of legal counsel, a provision of R$730 million was made to cover the probable risk of loss in these proceedings.

Contingent liabilities classified as possible risk of loss refer to judicial and administrative proceedings involving tax matters assessed by the management taking in account the advice of our legal counsels, as possible losses, which were not recognized as liabilities. The main lawsuits include:

•	Losses on loans. We have challenged the tax assessments issued by the Brazilian Federal Revenue Service claiming that our deduction of losses on loans from our corporate income tax (Imposto de Renda das Pessoas Jurídicas – IRPJ) and CSLL (Contribuição Social sobre o Lucro Líquido) bases have not met the relevant requirements under applicable law. As of December 31, 2018 the amount related to this challenge was approximately R$1,039 million.

•	Social Security Contribution – Profit Sharing Payments (Participação nos Lucros e Resultados, or “PLR”). We are involved in administrative and judicial proceedings arising from tax assessment with respect to the collection of social security contributions on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with law. We have appealed against these infraction notices, since we consider the tax treatment to be appropriate based on applicable law and the nature of the payments. As of December 31, 2018 amounts related to these infraction notices totaled approximately R$5,354 million.

•	IRPJ and CSLL – Capital Gain. The Brazilian Federal Revenue Service issued a tax assessment against Santander Seguros S.A. (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34.0% tax rate instead of 15.0%. The assessment was appealed at the administrative level based on our understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. The administrative process is set for trial. We are responsible for any adverse outcome in this process as a former controlling shareholder of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2018 the amount related to this proceeding was approximately R$300 million.

•	Goodwill amortization of the acquisition of Banco Real. In October 2014 the Brazilian Federal Revenue Service issued a tax assessment against Santander Brasil in the amount of R$1,063 billion, claiming income tax and social contribution relating to the 2009 tax year. The argument of the Brazilian Federal Revenue Service is that the amortization of goodwill arising before our merger with Banco Real cannot be deducted. On July 14, 2015, we obtained a judgment in our favor in the first instance. The Federal Revenue Service filed an appeal before CARF against the favorable decision granted to Santander Brasil. The CARF granted the appeal filed by the Federal Revenue Service. Santander Brasil filed a motion for clarification against this decision which is pending judgment. As of December 31, 2018 the amounts related to this proceeding totaled approximately R$1.4 billion. This case is classified as possible risk of loss concerning the amortization of goodwill and as remote loss in relation to the fine charged in the case.

•	Goodwill amortization of the acquisition of Banco Sudameris. In November 2014, we received a tax assessment of R$196 million related to the deduction of goodwill amortization relating to the acquisition of Banco Sudameris. In December 2012, we received a similar tax assessment in the amount of R$239 million relating to the fiscal years encompassing August 2007 to April 2009. We have appealed in both cases to the CARF. We consider our risk of loss in this case as possible. As of December 31, 2018 the amount related to this proceeding was approximately R$615 million.

•	Unrecognized Compensation. We are currently engaged in legal and administrative proceedings with the Brazilian federal revenue service relating to the failure to ratify certain tax offsets with credits due to overpayment or undue payment. As of December 31, 2018 the amount related to these proceedings was approximately R$2,505 million. The risk of loss is classified as possible.

•	Tax on Services (ISS) - Financial Institutions - We are currently party to proceedings relating to the payment of ISS to various municipalities with respect to various revenues arising from operations that are usually not classified as services. On December 31, 2018, the amounts related to these proceedings totaled approximately R$3,662 million.

•	IRPJ and CSLL - Capital Gain - The Brazilian Federal Revenue service has issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income tax and social contribution in relation to 2005. The Brazilian Revenue Service claims that capital gains stemming from sales of shares from Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed at the rate of 34% instead 15%. The assessment was contested administratively based on the understanding that the tax treatment adopted for the transaction was in compliance with tax laws and that the capital gains were taxed properly. The administrative lawsuit is awaiting trial. We and Zurich Santander Brasil Seguros e Previdência S.A., a former shareholder in Santander Seguros, would be liable for any adverse outcome in this lawsuit as well as the former stockholder. As of December 31, 2018, the amount related to the proceedings is approximately R$300 million.

Accession to Certain Tax Repayment Programs

In August 2017 we joined the PERT. The program allows for certain tax debts to be repaid in installments. In connection with our participation in this program, we are repaying in installments certain amounts due as a result of lawsuits and administrative proceedings relating to corporate income tax and social security contributions for the periods from 1999 to 2005 in a total amount of R$492 million in January 2018 (taking into account the reduction arising from our participation in the program). A payment of R$191.9 million was due in August 2017 and a further payment of R$299.7 million was due by January 2018, both of which we have made within the prescribed time limits. As a result, we recorded expenses in an amount of R$364 million (after tax) in the third quarter of 2018.

In October 2017 we joined the Incentive Payment Programs and Installments (Programas de Parcelamento Incentivado) created by the cities of Rio de Janeiro and São Paulo. The programs allows for certain tax debts to be repaid in installments. In connection with our participation in these programs, we are repaying in installments certain amounts due as a result of lawsuits and administrative proceedings relating to ISS for the periods from 2005 to 2016 in a total amount of R$293 million as of December 31, 2018. As we had made provisions for these losses, we registered income of R$435 million as a result of the reversal of certain provisions, net of tax effects, in an amount of R$96 million.

Labor Litigation

Similar to many other Brazilian banks, we are party to lawsuits brought by labor unions, associations and individual employees seeking, in general, compensation for overtime work, lost wages and retiree complaints about pension benefits and other labor rights. We believe we have either paid or adequately provisioned for all such potential liabilities. In addition, we are defendants in labor lawsuits filed by third-party employees that rendered or render services to us through service providers. Brazilian courts understand that if a third-party service provider fails to pay its employee, the employee has the right to demand payment directly from the company to which it rendered its services. As of December 31, 2018, our probable loss risk of labor-related litigation amounted to R$3.8 billion, which amount has been provisioned. Our possible loss risk of labor-related litigation amounted to R$62 million.

Former employees of Banco do Estado de São Paulo S.A.:

•	A claim was filed in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus contemplated in the by-laws of Banespa in the event that Banespa obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since Banespa had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the board of directors. The relevant clause in the by-laws was eliminated in 2001. The Regional Labor Court and the High Employment Court ordered Santander Brasil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On March 20, 2019, a decision from the Federal Court of Justice (Supremo Tribunal Federal, or “STF”) rejected the extraordinary appeal filed by Santander Brasil. We intended to bring a rescission action and/or a final appeal to revert the decision in the main proceedings and suspend procedural enforcement. Our legal advisers have classified the risk of loss as possible. The current court decision does not define a specific amount to be paid by the defendants (this would only be determined once a final decision is issued and the enforcement process has begun).

IGPDI:

•	A claim was filed in 2002 in Federal Court by AFABESP on behalf of its members requesting that certain pension supplements to which persons admitted to the relevant retirement plan prior to May 22, 1975 be adjusted pursuant to the IGP-DI index (Índice Geral de Preços - Disponibilidade Interna). The first instance judgment was favorable to the plaintiffs, requiring that the correction be made but only in the periods in which no other form of adjustment was applied. We and Banesprev have appealed this decision. In Provisional Execution calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other actions or have already had some type of adjustment. The contingent liabilities are classified as possible risk of loss. The amount related to this action is not disclosed due to the current stage of the process and the possible impact that such disclosure may generate on the progress of the action.

Civil Litigation

We are a party to civil lawsuits claiming damages and other civil remedies. These disputes normally fall within one of the following categories typical for Brazilian banks: (i) actions requesting the review of contractual terms and conditions or seeking monetary adjustments, including the alleged effects of implementation of certain economic government plans (as described below); (ii) actions arising from loan agreements; (iii) execution actions; and (iv) actions seeking damages. As of December 31, 2018, our probable loss risk in connection with civil litigation liabilities amounted to R$3.3 billion, which has been provisioned in full and our possible loss risk in connection with civil litigation liabilities amounted to R$1.5 billion. For civil lawsuits considered to be common and similar in nature, the provisions are recorded based on statistically averaged previous payments, and on the legal counsel’s evaluation of success. Provisions for other lawsuits are determined individually on a case-by-case basis.

Economic Plans

Like the rest of the banking system, we have been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation in the 1980s and 1990s (“planos econômicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. The claims relate to the adjustments to the calculation of inflation applied on the amounts held in (i) savings deposit accounts (depósitos em conta poupança); (ii) time deposits (CDBs); and (iii) court deposits (depósito judicial).

In April 2010, the High Court of Justice, or “STJ,” set a limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, as per the prescription of the causes, there are no new claims in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although some proceedings have been brought at the STJ and the STF with which the matter is expected to be definitively settled. In August 2010, STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute of limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress in this connection were stayed until the court issues a final decision on the matter. In spite of the fact that STF initiated judgment in November 2013, a formal ruling has not been handed down as of the date hereof and we cannot predict when a formal ruling will be handed down by either the STJ or the STF. In December 2017, the Brazilian Attorney-General’s Office (Advocacia-Geral da União), the Brazilian Central Bank, the Brazilian Consumer Protection Institute (Instituto Brasileiro de Defesa do Consumidor), the Brazilian Savers’ Association (Frente Brasileira pelos Poupadores) and the Brazilian Federation of Banks (Federação Brasileira dos Bancos) have signed an agreement to resolve existing disputes over the impact of the economic plans on the amounts held by claimants in savings deposit accounts. The settlement discussions did not address the full value of the payments, and focused on setting the amount that would be paid to each person according to the relevant balance at the plan date. The total value of the payments will depend on the number of persons adhering, as well as on the number of savers who have proved in court the existence of the account and the balance on the date of the anniversary of the change in indices. The terms of agreement were negotiated between the parties and submitted to the STF, which approved the terms of the agreement on March 1, 2018 (for further details about the agreement please see the specific section “Cartilha Planos Econômicos” on the website of Brazilian Banks Federation, which is not incorporated herein by reference). All existing claims were suspended for two years in which period claimants must decide whether or not they will adhere to the agreement.

In November 2018 the STF handed down a decision recognizing the leading court status (repercussão geral) of an appeal discussing the matter of understated inflation in the monetary restatement of court deposits and determining the stay of all procedures related to this matter until a final decision is reached by the court.

Insilene Indústria de Silenciosos do Nordeste Ltda.

This is a judicial claim filed against our wholly-owned subsidiary Banco Bandepe S.A., or “Bandepe,” in connection with a loan agreement entered into between Bandepe and Insilene Indústria de Silenciosos do Nordeste Ltda., or “Insilene”. According to the complaint, Bandepe never provided the loan provided for in the agreement, as a result of which Insilene went into bankruptcy. In this judicial process, the judge ruled in favor of Insilene and such decision has already become unappealable. The proceeding is in its liquidation phase, and there is disagreement between Bandepe and Insilene regarding the value to be paid. The Court of Justice of the State of Pernambuco approved the amount indicated in the expert’s report and denied the calculation criteria sustained by Bandepe. Bandepe filed an appeal to the STJ to change the form of liquidation to a form more favorable to Bandepe, since Insilene could have foreseen the damages. We estimate the risk of loss as possible.

Fundo de Investimento em Direitos Creditórios Trendbank Banco de Fomento – Multisetorial.

A legal proceeding was filed against us in connection with the provision of custody services to Fundo de Investimento em Direitos Creditórios Trendbank Banco de Fomento – Multisetorial, or the “Fund,” related to the acquisition of fake or defective bonds. In a decision by the first instance court, the case was dismissed in relation to us on the grounds that the custodian could not be held responsible for the acquisition of bonds. The Court of Justice reversed the decision of the lower court as a result of which the case will be retried following the expert phase. We estimate the risk of loss as possible.

Camargo Corrêa S.A. and Camargo Corrêa Administração e Participações Ltda.

We filed a judicial proceeding along with certain affiliates of ours against Camargo Corrêa S.A. and Camargo Corrêa Administração e Participações Ltda., or “Camargo Corrêa,” in connection with the association agreement entered into for the implementation of the control and administration of Banco Geral do Comércio S.A., or “BGC,” and its affiliates, or the “Association Agreement.” Under this proceeding the plaintiffs seek compensation for damages arising from obligations originated from events which took place before the signature of the Association Agreement which only were revealed to the parties after the implementation of the terms of such agreement and we (along with our affiliates) assumed BGC’s management. In response, Camargo Corrêa filed a counterclaim arguing to be our creditor. The judge ruled partially against our affiliates and us. In an appeal decision, the Court of Justice of the State of São Paulo (TJSP) reversed the decision in full, following grounds and granting the compensation claimed by us and our affiliates. There is still a possibility of appealing from Camargo Correa. We estimate the risk of loss as possible.

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

In December 2008, the Brazilian Federal Revenue Service issued a tax assessment against us in the total amount of R$3.9 billion with respect to IRPJ and CSLL related to 2002 to 2004. The tax authorities assert that we did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. On October 21, 2011 a unanimous decision of CARF was handed down to cancel the tax assessments corresponding to fiscal years 2002 to 2004. The Brazilian Federal Revenue Service appealed to the Câmara Superior de Recursos Fiscais with respect to the merits but not the fine, and the 2002 fiscal year, which was already being subject to the statute of limitation. Because of these two items, the assessment was reduced to R$1.8 billion. In, December 2017, that decision was reformed in favor of the Brazilian Federal Revenue Service, and Santander Brasil will file a lawsuit to request the cancellation of tax assessment. In June 2010, the Brazilian Federal Revenue Service issued two other infraction notices in the total amount of R$1.4 billion, based on the same concepts as the previous notice, with respect to IRPJ and CSLL related to 2005 to 2007. In these cases, Santander Brasil was not granted a favorable decision, and it has been appealed on its merits, though there was a reduction in the fine of R$367 million, and the assessment was reduced to R$984 million, but one of the infraction notices was judged unfavorably, ending the administrative discussion. The other one is still pending final judgment. As of December 2013, the Brazilian Federal Revenue Service issued another infraction notice, in the total amount of R$344 million with respect to income tax and social contribution related to 2008. Santander Brasil challenged this tax assessment and was granted a favorable decision in the first instance. The tax authority has appealed the decision, which is pending final judgment. In accordance with the advice of our external legal counsel, we believe that the Brazilian Federal Revenue Service’s position is incorrect, and that the risk of loss is remote. We did not record any provision since this issue should not have an impact on our consolidated financial statements.

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

On October 10, 2016, after an inspection conducted in rural properties located in the State of Mato Grosso, the Brazilian Environment Authority (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or “IBAMA,” filed an infraction notice against us alleging that we had financed the production of corn in a protected area. The amount of the fine was set at R$47.5 million (approximately U.S.$15 million). According to IBAMA, financing seed production in protected areas is considered an environmental infraction due to the potential environmental damage which it may cause. We filed an administrative defense on November 9, 2016, stating that we had not financed production in a protected area, given that the financing agreement with the property owner had no connection with the production of seeds. As a consequence of the filing of the administrative defense, the enforceability of the fine is suspended. Although we believe we have presented valid arguments, we believe the chance of loss in the administrative proceedings is probable. If we were to lose the administrative proceedings, we may seek a review of the administrative finding by a court.

On December 8, 2016, the General Superintendency of the CADE began an investigation into alleged anticompetitive conduct in the real onshore foreign exchange market. The investigation concerns 11 financial institutions, including Santander Brasil, and 19 individuals active in the Brazilian foreign exchange market between 2009 and 2012. On January 8, 2018, we filed an administrative defense stating our understandings that there is no evidence that we were involved in the alleged conduct. We expect that these investigations will not have an adverse impact on it.

The MPF has charged one of our officers in connection with the alleged bribery of a Brazilian tax auditor to secure favorable decisions in tax cases resulting in a claimed R$83 million (approximately U.S.$25 million) benefit to us. On October 23, 2018, the officer was formally indicted and asked to present his defense. On November 5, 2018 the officer in question presented his defense. However, further progress in the proceedings is currently subject to the receipt by the court of the defenses of the remaining defendants. We are not a party to these proceedings. We have voluntarily provided information to the Brazilian authorities and have relinquished the benefit of certain tax credits to which the allegations relate in order to show good faith. If such officer is convicted in these proceedings, we could suffer reputational harm.

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

Our board of directors may declare interim dividends or interest attributable to shareholders’ equity based on income verified in semiannual consolidated financial statements. The board of directors may also declare dividends or interest attributable to shareholders’ equity based on consolidated financial statements prepared for shorter periods, provided that the total dividends paid in each six-month period do not exceed the capital reserves amount required by Brazilian Corporate Law. The board of directors may also declare interim dividends or interest attributable to shareholders’ equity out of retained earnings or income reserves recorded in the last annual or semiannual balance sheet. Any payment of interim dividends or interest on shareholders’ equity may be set off against the amount of mandatory dividends relating to the net income earned in the year in which the interim dividends were paid.

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

The following table sets forth the amounts available for distribution as dividends based on the Brazilian GAAP calculation of net income. The reconciliation of net income under Brazilian GAAP to net income under IFRS is presented in Appendix I of our audited consolidated financial statements for the years ended December 31, 2018, 2017 and 2016.

	For the year ended December 31,
	2018	2017	2016
	(in millions of R$)
Net Income under Brazilian GAAP	12,166	7,996	5,522
(-) Legal Reserve	608	391	276
(=) Amounts Available for distribution	11,558	7,605	5,246
Mandatory Dividends – 25.0%	2,890	1,901	1,312
Interest on Shareholder’s Equity	4,080	3,800	3,850
Dividends	2,520	2,500	1,400
Total (Interest on Shareholder’s Equity and Dividends)	6,600	6,300	5,250
Dividends distributed in excess of the Mandatory Dividend	3,710	4,399	3,938

History of Payment of Dividends and Interest Attributable to Shareholders’ Equity

In 2018, we declared dividends and interest on shareholders’ equity in the gross amount of R$6,600 million, R$600 million of which was paid on April 26, 2018, R$600 million which was paid on July 27, 2018, R$600 million which was paid on October 26, 2018 and R$4,800 million which was paid on February 28, 2019. The table below shows the amounts paid to our shareholders in the periods indicated.

	For the year ended December 31,
	2018	2017	2016	2015	2014
	(in millions of R$, except per share figures)
Dividends	2,520	2,500	1,400	4,800	840
Interest attributable to shareholders’ equity	4,080	3,800	3,850	1,400	690
Total	6,600	6,300	5,250	6,200	1,530
Dividends and interest on capital per 1,000 shares
Common shares	841.68	776.17	666.21	784.90	193.26
Preferred shares	925.85	853.79	732.83	863.39	212.59

8B.	Significant Changes

There has been no significant change since the date of our last audited financial statements.

ITEM 9. THE OFFER AND LISTING

9A.	Offering and Listing Details

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

On October 30, 2014, the Brazilian Exchange Offer and the U.S. Exchange Offer were concluded. As a result of these offers, the Santander Group’s shareholding increased to 88.3% of our total share capital (not including the shares held by Banco Madesant - Sociedade Unipessoal). Also as a result of the offer in Brazil, our Units were delisted from the Level 2 Segment and are now traded at the basic listing segment of B3.

The following table shows our outstanding publicly traded common shares and preferred shares as of March 15, 2019:

Free Float	B3	NYSE
Common shares	192,333,762	170,285,510
Preferred shares	220,138,177	170,285,510
Total	412,471,939	340,571,020

Units, Common and Preferred Shares Traded on B3

The table below sets forth the high, low and last daily sales prices in reais for our shares on the B3 for the periods indicated.

	Reais per share – SANB3 (Common Shares)
	High	Low	Last
2014 Annual(1)	8.50	0.10	6.70
2015 Annual	10.80	6.10	8.83
2016 Annual	19.46	6.60	19.36
1st Quarter	10.13	6.60	9.31
2nd Quarter	11.42	8.75	9.90
3rd Quarter	14.20	9.61	13.51
4th Quarter	19.46	12.90	19.36
2017 Annual	22.92	13.01	18.49
1st Quarter	22.92	16.00	16.13
2nd Quarter	17.60	13.01	14.75
3rd Quarter	17.40	14.30	15.10
4th Quarter	20.03	14.90	18.49
2018 Annual	24.60	14.06	22.22
1st Quarter	23.00	16.91	23.00
2nd Quarter	24.60	14.16	15.05
3rd Quarter	21.05	14.06	19.40
4th Quarter	23.72	19.01	22.22
Last 6 Months	23.72	19.01	22.22
October 2018	23.45	19.01	21.58
November 2018	23.08	20.65	22.31
December 2018	23.72	20.72	22.22
January 2019	26.65	21.85	24.80
February 2019	25.75	22.80	23.06
March 2019 (through March 15, 2019)	24.99	21.40	23.73

(1)	With the purpose of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing the transaction costs thereof, our shareholders approved on March 18, 2014 (i) a bonus share issue of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which resulted in a bonus share issue of five preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of approximately R$172 million; and (ii) a reverse share split (inplit) of the totality of our common shares and preferred shares at a ratio of 1:55, so that each fifty-five common shares and fifty-five preferred shares would thereafter correspond to one common share and one preferred share, respectively. As a result, each Unit (ticker SANB11) came to be comprised of one common share and one preferred share. The bonus share issue and reverse share split were implemented on June 2, 2014.

	Reais per share – SANB4 (Preferred Shares)
	High	Low	Last
2014 Annual(1)	8.18	0.10	6.02
2015 Annual	7.92	5.52	7.23
2016 Annual	10.59	5.40	10.05
1st Quarter	8.00	5.40	7.40
2nd Quarter	8.27	7.20	8.09
3rd Quarter	9.64	7.86	8.53
4th Quarter	10.59	8.57	10.05
2017 Annual	14.04	9.31	13.22
1st Quarter	13.79	9.31	11.68
2nd Quarter	11.60	9.80	10.08
3rd Quarter	13.58	9.99	12.50
4th Quarter	14.04	12.16	13.22
2018 Annual	22.89	13.50	20.53
1st Quarter	16.95	13.53	16.89
2nd Quarter	17.57	13.50	13.90
3rd Quarter	17.30	13.71	16.25
4th Quarter	22.89	15.97	20.53
Last 6 Months	22.89	15.97	20.53
October 2018	22.89	15.97	20.70
November 2018	21.41	18.81	20.61
December 2018	21.68	19.40	20.53
January 2019	24.45	20.12	23.34
February 2019	24.73	22.20	22.23
March 2019 (through March 15, 2019)	23.48	21.71	22.94

(1)	On June 2, 2014, as part of our plan to optimize our capital, we carried out a reverse share split of the totality of our issued share capital at rate of 55:1 for each of our common and preferred shares.

	B3
	Units – SANB11
	High	Low	Last
	R$ per share
2014 Annual	16.49	10.84	13.46
2015 Annual	17.99	12.21	16.04
2016 Annual	29.80	12.33	29.53
1st Quarter	18.63	12.33	16.95
2nd Quarter	19.46	16.53	18.18
3rd Quarter	23.45	17.74	22.00
4th Quarter	29.80	21.80	29.53
2017 Annual	36.13	22.75	31.88
1st Quarter	36.13	27.42	27.65
2nd Quarter	29.24	22.75	25.00
3rd Quarter	29.55	24.94	27.64
4th Quarter	33.21	27.23	31.88
2018 Annual	45.19	28.02	42.70
1st Quarter	40.00	31.62	39.91
2nd Quarter	40.80	28.02	29.30
3rd Quarter	38.35	28.80	35.71
4th Quarter	45.19	35.01	42.70
Last 6 Months	45.19	35.01	42.70
October 2018	45.19	35.01	42.20
November 2018	43.98	40.37	42.72
December 2018	44.80	41.01	42.70
January 2019	50.68	41.61	48.07
February 2019	50.35	44.94	44.94
March 2019 (through March 15, 2019)	47.49	43.38	46.78

(1)	On June 2, 2014, we carried out a reverse share split of the totality of our issued share capital at rate of 55:1 for each of our common and preferred shares. Bonus Shares and Reverse Share Split (Inplit)

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

	NYSE
	ADR – BSBR
	High	Low	Last
	U.S.$ per ADR
2014 Annual	7.18	4.48	5.02
2015 Annual	5.98	2.96	3.89
2016 Annual	9.12	3.02	8.89
1st Quarter	4.93	3.02	4.65
2nd Quarter	5.74	4.41	5.70
3rd Quarter	7.19	5.33	6.70
4th Quarter	9.12	6.66	8.89
2017 Annual	11.75	6.86	9.67
1st Quarter	11.75	8.67	8.82
2nd Quarter	9.40	6.86	7.53
3rd Quarter	9.48	7.48	8.74
4th Quarter	10.00	8.36	9.67
2018 Annual	12.25	7.20	8.72
1st Quarter	12.05	9.78	9.99
2nd Quarter	12.11	7.20	11.91
3rd Quarter	10.20	7.32	7.38
4th Quarter	12.25	8.65	8.72
Last 6 Months	12.25	8.65	11.28
October 2018	12.25	8.65	8.72
November 2018	11.66	10.34	11.35
December 2018	11.62	10.49	11.28
January 2019	13.50	11.40	13.30
February 2019	13.72	11.96	11.98
March 2019 (through March 15, 2019)	12.42	11.25	12.09

9B.	Plan of Distribution

Not applicable.

9C.	Markets

Our Units, common and preferred shares are traded on the B3. The regulation of Brazilian securities markets which affects such securities is described below. In addition, we also have ADRs which have been listed and traded on the NYSE since October 7, 2009. For further information, see “Item 9. The Offer and Listing—A. Offering and Listing Details.”

Regulation of Brazilian Securities Markets

The Brazilian securities market is regulated by the CVM, as provided for by Law 6,385 of December 7, 1976, or the “Brazilian Securities Market Law,” and by the Brazilian Corporate Law, as well as the CMN and the Brazilian Central Bank.

Under Brazilian Corporate Law, a corporation is either publicly held (companhia aberta) or privately held (companhia fechada) and unlisted. All publicly held companies must be registered with the CVM and are subject to reporting and other regulatory requirements. A company registered with the CVM may list its securities either on the Brazilian stock exchange market or on Brazilian over-the-counter markets. The shares of a publicly held company may also be traded privately.

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

In order to keep our securities listed on the B3, we are required to comply with the provisions of the B3’s Issuer Manual (Manual do Emissor), which establishes technical and operational procedures and criteria applicable to companies that have securities for listed on the B3. The most up-to-date version of the B3’s Issuer Manual became effective as of January 1, 2018.

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

Our Units were initially listed on the Level 2 Segment. However, as a result of the Brazilian Exchange Offer and the U.S. Exchange Offer launched by Santander Spain in Brazil for the acquisition of our shares, our Units were delisted from the Level 2 Segment and are now traded at the basic listing segment of B3.

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

In 2016, the Brazilian Code of Corporate Governance for Publicly-held Companies (Código Brasileiro de Governança Corporativa – Companhias Abertas), or the “Governance Code,” was published by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa). The Governance Code sets forth corporate governance related principles, guidelines and actions applicable for publicly held companies and establishes a “comply or explain” enforcement model. On June 8, 2017, following a public consultation on the implications of the Governance Code for Brazilian companies, the CVM issued Normative Ruling No. 586 introducing the necessary changes to the existing securities regulation in order to make these consistent with the provisions of the Governance Code.

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

Since March 30, 2015, portfolio investments are regulated by CMN Resolution 4,373, of September 29, 2014, or “CMN Resolution 4,373,” which revoked CMN Resolution 2,689, of January 26, 2000, which had been in force for about 15 years.

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

Since March 30, 2015, CMN Resolution 4,373 also deals with investments of foreign capital in Brazil through Depositary Receipts, or “DRs,” and revoked the former rule (CMN Resolution 1,927 of May 18, 1992).

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

If a holder of ADRs wishes to convert its investment into either a foreign portfolio investment under CMN Resolution 4,373 or a foreign direct investment under Law 4,131/62, it should begin the process of obtaining its own foreign investor registration with the Brazilian Central Bank or with the CVM, as the case may be, in advance of exchanging the ADRs for Units.

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

The Brazilian federal constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization by the President of Brazil based on national interest or reciprocity. A presidential decree issued on November 13, 1997, in respect of Banco Meridional do Brasil S.A. (a predecessor entity) allows up to 100% foreign participation in our capital stock. Foreign investors may acquire our Units or ADRs as a result of this decree. In addition, foreign investors may acquire publicly traded non-voting shares of Brazilian financial institutions traded on a stock exchange or depositary receipts offered abroad representing non-voting shares without specific authorization. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision— Other Applicable Laws and Regulations Foreign Investment in Brazilian Financial Institutions.”

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

Registration and Business Purpose

We are a publicly held company, incorporated under Brazilian law. Our documents of incorporation are duly registered with JUCESP, under NIRE 35300332067.

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

As we are a financial institution, we are subject to certain prohibitions established by the Banking Reform Law, as amended by Law 13,506 of November 13, 2017, or “Law 13,506/17,” as well as related regulations. For more information in relation to such prohibitions, see “Item 4B. Information on the Company—Regulation and Supervision—Principal Limitations and Obligations of Financial Institutions.”

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

(1)	In the event there is a change in the number of shares represented by Units as a result of a reverse stock split or cancellation of shares, we will debit from the Unit accounts the number of cancelled shares of each Unit holder and proceed with the automatic cancellation of Units, observing the ratio of one common share and one preferred share issued by us to each Unit. We will deliver to the shareholders those shares that are insufficient to constitute a Unit in the form of shares, rather than Units; and

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

Call Notice of our Shareholders’ General Meetings

The Brazilian Corporate Law requires all general meetings to be called by a minimum of three entries in the Official Gazette of the State of São Paulo and in other mass circulation newspapers in São Paulo, where the B3 is located. Our call notices of meetings are currently published in the Official Gazette of the State of São Paulo, the official journal of São Paulo state, and in the Valor Econômico newspaper. The first call must be published not more than 30 days before the date of the meeting, and the second call not more than eight days in advance. However, in certain circumstances, at the request of any shareholder, the CVM may (i) after consulting us, require the shareholders’ meeting to be postponed and held 30 days after the first call; and/or (ii) suspend for up to 15 days the advance notice required for an extraordinary general meeting, to give the shareholder time to understand and analyze the proposals to be voted on at the meeting. The call notices must give full details of the agenda for the meeting (the term “general matters” being prohibited) and the adequate supporting documents must be available to the public on the CVM’s website from the date of publication of the first call.

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

Conditions for Admission to a General Shareholders’ Meetings

Shareholders attending general meetings must prove that they are the holders of shares with voting rights, as set forth in the Brazilian Corporate Law. Our shareholders may be represented by a proxy (including a public proxy in accordance with CVM Instruction 481, of December 17, 2009, as amended), appointed not more than one year before the date of the meeting, and this representative must be a shareholder, a manager, a lawyer or, in the case of a publicly held company, as ours is, a financial institution. Investment funds may be represented by their respective administrators.

Remote Voting

The CVM has enacted a regulation which establishes rules for remote participation and voting in general meetings of publicly held companies.

Since January 1, 2017, the rule became applicable to all publicly held companies that on April 9, 2015 had at least one type or class of share listed included in either the IBrX-100 or the IBOVESPA indices, as is our case. Accordingly, since the beginning of 2017 we have in place the necessary structure to allow our shareholders to participate and vote remotely at general meetings. For this purpose, our shareholders must follow the voting procedures disclosed by us in the call notice for the relevant general meeting to transfer the voting pronouncements including by contacting either us or the custodians (whom will be responsible for transferring the voting pronouncements to us), pursuant to the terms of the applicable regulation.

Policy on Trading in Our Own Securities

The objective of our Policy on Trading in Our Own Securities, prepared in accordance with CVM Instruction 358 of January 3, 2002, as amended, or “CVM Instruction 358,” is: (i) to control and punish those persons with access to privileged information and who use this information to trade in securities issued by us; and (ii) to establish rules for trading in our securities.

The purpose of this policy is to avoid insider trading (the furnishing of privileged information from which third parties may benefit) and to ensure transparency in the trading of our securities. Our trading policy establishes blackout periods for trading in our shares by ourselves, our controlling shareholders (direct or indirect), members of the board and of our fiscal council (when one has been installed) and other technical or consultative bodies or other persons who, by virtue of their job, position or commercial, professional or trust relationship with us, have access to any privileged information. This is intended to avoid improper use of information not disclosed by us.

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

According to the Brazilian Corporate Law, the right of withdrawal may be exercised in the following circumstances, among others as provided by law: (i) a change in the preferences, privileges or repayment or redemption conditions granted to our preferred shares, or the creation of a new, more favored class of shares (in which case, only a shareholder who is adversely affected by such change or creation shall have the right of withdrawal); (ii) spin-off (subject to the conditions below); (iii) a reduction in our mandatory dividend; (iv) a change in our corporate purpose; (v) a merger or incorporation with another company in specific circumstances (as described below); (vi) our joining to a group of companies, as defined in the Brazilian Corporate Law; (vii) a corporate transformation; (viii) the takeover of all of our shares by another Brazilian company, so as to make us its wholly owned subsidiary; or (ix) the acquisition of control of another company at a price exceeding the legal limits.

The Brazilian Corporate Law also provides that a spin-off of a company shall entitle its shareholders to withdraw only if it results in: (i) a change in the corporate purpose, unless the assets spun off are transferred to a company whose principal activity coincides with the business purpose of spun-off company; (ii) a reduction in the mandatory dividend; or (iii) becoming part of a group of companies, as defined in the Brazilian Corporate Law. Besides, in the event of a consolidation or merger of us into another company, or when we become part of a group of companies (as defined in the Brazilian Corporate Law), our shareholders will not be entitled to withdraw from our company if the shares of such companies (a) are liquid, i.e., are listed on the three general indexes or on any other Stock Exchange index, as defined by the CVM, and (b) are widely held, such that our controlling shareholders or other companies under common control hold less than half the shares of the type or class to which the right of withdrawal corresponds. The right of withdrawal must be exercised within 30 days of publication of the minutes of the general meeting resolving on the matter that gave rise to such right. Furthermore, we have the right to reconsider any resolution that has given rise to a right of withdrawal, during the 10 days following the end of the period for exercising the right, if we consider that the payment of the price for buying out dissident shareholders would put our financial stability at risk.

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

Purchase of Our Own Shares

Our By-Laws authorize our board of directors to approve the purchase of our own shares. In any of the following circumstances, the decision will only become effective upon prior approval by a shareholders meeting: (i) acquisition on an organized securities market involving more than 5% of our outstanding shares of a certain type or class in less than 18 months; (ii) acquisition on an organized securities market for prices 10% above the market price; (iii) acquisition aiming at changing or preserving our share control composition or our management structure; or (iv) where the counterparty in an acquisition out of the organized securities markets is related to us (according to the applicable accounting rules). The decision to purchase our shares will be disclosed to the markets and the respective trade be settled within 18 months from the approval.

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

We may purchase our shares on the stock exchange, but not for a price above the market value. Acquisitions by means of private transactions must observe the applicable limitations and the approval by the shareholders meeting may be required. We may also buy our own shares in the event that we should cease to be a publicly held company. We may also purchase or issue put or call options on our shares.

As of December 31, 2016 we held 51,571,846 shares in treasury, of which 25,785,923 were common shares and 25,785,923 were preferred shares.

On September 18, 2017, our shareholders approved the cancellation of 64,551,366 shares held in treasury, representing 32,275,683 common shares and 32,275,683 preferred shares. Such treasury shares corresponded, as of that date, to the totality of the shares then held in treasury.

On November 1, 2018, our board of directors approved the Unit repurchase program to cover the acquisition of up to 37,753,760 Units, representing 37,753,760 common shares and 37,753,760 preferred shares or ADRs by us or our branch in Cayman, corresponding to approximately 1% of the totality of our corporate capital. The repurchase program ends on November 5, 2019.

Cancellation of Registration as a Publicly Held Company

We may cancel our registration as a publicly held company and, for this purpose, our controlling shareholders must necessarily make a public offer to acquire all our shares in the market, according to the Brazilian Corporate Law and the regulations issued by the CVM. The minimum offer price must be at least equal to the economic value of our shares, as valued by a specialized company using any generally accepted and recognized valuation method, or any other criteria defined by the CVM.

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

Requirement for Disclosure of Information

As a publicly held company, we must comply with the requirements for disclosure of information set forth by the Brazilian Corporate Law and the CVM.

Periodic and Occasional Disclosure of Information

The regulations applicable to publicly held companies issued by the CVM, including CVM Instruction 358, provide that we must disclose a number of items of periodic and occasional information. Among such items of information are, for example, our financial statements accompanied by the management reports and the reports of our independent auditors, our standard financial information form (formulário de informações financeiras padronizadas – DFP), our quarterly report (formulário de informações trimestrais – ITR) and our reference form (formulário de referência).

According to CVM Instruction 480 of December 7, 2009, as amended, the reference form (formulário de referência) must be filed with the CVM annually, within five months of the closing date of the reporting period, in the form established by the regulation. The reference form (formulário de referência) shall be updated prior to a public offer, as well as upon the occurrence of certain events determined by the regulation that alter the information described therein, within seven business days of the date of the respective change. This document contains complete information regarding us including, in general, the matters addressed in this annual report.

CVM Instruction 457 of July 13, 2007, as amended, or “CVM Instruction 457,” provides that we are also subject to the disclosure of our consolidated financial statements based on IFRS within four months of the end of each reporting period. The financial statements mentioned by CVM Instruction 457 must be disclosed in their entirety, together with (i) the management report, (ii) explanatory note expressly stating without reservation that the consolidated financial statements are in accordance with IFRS as issued by the IASB and Brazilian GAAP, and (iii) the opinion of the independent auditors. Within 15 days following the term established by Brazilian law for disclosure of our quarterly information, we must: (i) disclose our full quarterly information translated into the English language; or (ii) disclose our financial statements or consolidated financial statements in accordance with IFRS as issued by the IASB, accompanied by the independent auditors’ review report.

Disclosure of Information About Trading by Our Managers and Related Persons

Our officers, members of our board of directors, fiscal council, if in operation, and any technical or consulting body created by our By-Laws must disclose to us the securities issued by us, our controlling or controlled companies, when publicly held, and the derivatives and other securities referenced by such securities that are held by them, as well as the trades with such securities. This obligation includes the securities held by the spouses, companions and any dependents of the aforementioned persons, as well as the companies directly or indirectly controlled by them.

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

Foreign capital must be registered with the Brazilian Central Bank through the Electronic Registration System – Foreign Direct Investment, or the “Registro Declaratório Eletrônico – Investimento Externo Direto,” within 30 days of the flow of funds into Brazil in accordance with Law 4,131. The registration of foreign capital is required for the remittance of profits abroad, the repatriation of capital and the registration of reinvestments. Investments will always be registered in the foreign currency in which they are actually made, or in Brazilian currency, if the funds are derived from a non-resident account properly held in Brazil.

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

Interest Attributable to Shareholders’ Equity

Law 9,249, dated December 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on net equity and to treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, subject to the limits described below. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the Long-Term Rate (Taxa de Longo Prazo – TLP), as determined by the Brazilian Central Bank from time to time, and the amount of this deductible expense may not exceed the greater of:

•	50% of the net income (after the deduction of social contribution on net profit but before taking into account allowances for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; and

•	50% of our accumulated profits.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% for individuals or entities residing in a “Tax Haven.” According to Brazilian legislation, a “Tax Haven” jurisdiction is one in which there is no income taxation or where the local income tax rate is generally applied at rates under 20%. Ordinance 488 dated December 12, 2014, provided for the possibility of that 20% threshold being reduced to 17% if the corresponding jurisdictions are aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities, or where local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership. These payments may be included, at their net value, as part of any mandatory dividend, as discussed above under “—Dividend Policy.”

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

Historically, the income tax on these gains had to be withheld at source and the tax rate would vary depending on the domicile of the Non-Resident Holder:

•	If the Non-Resident Holder is not located in a Tax Haven, a progressive tax rate will be applied as provided for in Law No. 13,259/16, as follows: (i) at a rate of 15% for the portion of the gain up to R$5 million, (ii) at a rate of 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) at a rate of 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million; and

•	If the Non-Resident Holder is located in a Tax Haven, the tax rate will be 25%.

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

(ii)       Taxation of the Capital Gains Earned in the Country in a Transaction Carried Out on the Brazilian Stock Exchange (Or Similar Exchange)

There could also be the levy of income tax on net gains earned by a Non-Resident Holder on the disposition of units sold on the Brazilian stock exchange, commodities or futures exchange (or similar exchange). The tax rate will vary according to the type of investment registration made by the Non-Resident Holder at the Brazilian Central Bank, as well as the location of the beneficiary:

•	Capital gains earned by a Non-Resident Holder who (i) has its investment registered in Brazil with the Brazilian Central Bank under the rules of CMN Resolution 4,373, or “Registered Holder,” and (ii) is not a Tax Haven resident are exempt from income tax; and

•	Capital gains earned by a Non-Resident Holder who is not a Registered Holder or is a Tax Haven resident (Registered Holder or not) are currently subject to income tax at a rate of 15%. In this case, withholding income tax of 0.005% will be levied by the intermediary institution (that is, a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against the 15% income tax due on the capital gain, which will be paid by the Non-Resident Holder’s tax representative in Brazil.

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

(iii)       Capital Reduction

In case of a capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the shares is treated as capital gain derived from a transaction held out of a Brazilian exchange described above in (i) and is therefore currently subject to withholding tax at the following progressive rates: (i) 15% for the portion of the gains up to R$5 million, (ii) 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million for a Non-Resident Holder not located in a Tax Haven or up to 25% for a Non-Resident Holder located in a Tax Haven, for the year of 2018.

Although subject to interpretation, in the case of Non-Resident Holders carrying out investments pursuant to CMN Resolution 4,373, it is possible to sustain that the income tax should not apply at progressive rates under Law 13,259/16. Moreover, Non-Resident Holders located in a Tax Haven jurisdiction are subject to a specific tax regulation and remain taxed to a tax rate of 25%.

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

Pursuant to CMN Resolution 4,373 the progressive rates of Law 13,259/16 to capital gains obtained by Non-Resident Holders not located in a Tax Haven will be applicable and for Non-Resident Holders (whether they are considered to be Non-Resident Holders as a result of CMN Resolution 4373 or otherwise) located in a Tax Haven are subject to a specific tax regulation and remain taxed to a tax rate of 25%.

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

Tax on Foreign Exchange Transactions (IOF/Exchange)

The Tax on Foreign Exchange Transactions, or “IOF/Exchange,” is due on the conversion of Brazilian or foreign currency, or any document that represents it, into an available equivalent amount. Currently, for most foreign exchange transactions, the IOF/Exchange rate is 0.38%.

However, currently different IOF/Exchange rates apply to foreign exchange transactions carried out in connection with investments made by Non-Resident Holders in the Brazilian financial and capital markets under CMN Resolution 4373. These rates are:

i.	investment in financial and capital markets (Fixed Income), constitution of guaranteed margin, derivatives operations with predetermined yield, including simultaneous transactions: zero;

ii.	investment in variable income securities negotiated on a stock exchange, commodities and futures, acquisition of shares in public offerings or subscription of shares, as long as they belong to publicly-held companies whose shares are subject to trading on the stock exchange: zero;

iii.	investment in private equity funds (FIP), investment funds in emerging companies (FIEE) and investment funds in shares from these funds (FIC-FIP and FIC-FIEE): zero;

iv.	simultaneous foreign exchange transactions resulting from the cancellation of depositary receipts for the acquisition of shares negotiated on the stock exchange: zero;

v.	returns of investments made in the Brazilian capital and financial markets: zero;

vi.	distribution of interest on shareholders’ equity and dividends: zero;

vii.	investment in Brazilian Depositary Receipts: zero; and

viii.	investments in bonds related to infrastructure projects, which comply with the requirements provided for in Article 1 of Law 12,431/2011: zero.

Under the provisions of the Law, the Brazilian government may increase any of these rates at any time, up to 25%. However, any increase in rates may only apply to future transactions.

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

The IOF Derivatives Tax was established by Decree 7,563 of September 16, 2011, with the original levy of 1% on the notional value of the adjusted purchase sale or maturity of financial derivative contract in the country that individually results in an increased foreign exchange exposure on a short position. However, under Decree 8,027 of June 12, 2013 the tax rate was reduced to zero.

Other Brazilian Taxes

The inheritance and gift tax, or “ITCMD,” is applicable to the transfer of any goods or rights by gift or bequest. The transfer of shares, or units comprised of shares, that are abroad to individuals who are domiciled in Brazil is subject to taxation. If the shares are in Brazil and are transferred to a non-resident, the ITCMD will apply if the donor is domiciled in Brazil and the recipient is domiciled abroad. The ITCMD is a state tax with a maximum rate of 8%.

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

The summary is based upon the Internal Revenue Code of 1986, as amended, or the “Code,” administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. In addition, the summary is based in part on representations of the depositary and assumes that each obligation provided for in, or otherwise contemplated by, the deposit agreement or any other related document will be performed in accordance with its terms. U.S. Holders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the acquisition, ownership and disposition of ADRs or units in their particular circumstances.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury Regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, we believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended December 31, 2018. However, because the proposed Treasury Regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25.0% interest), and the nature of our activities.

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

FATCA

The United States has enacted legislation, commonly referred to as “FATCA,” that generally imposes a reporting and withholding regime with respect to certain U.S. source payments (including interest and dividends), and to payments of gross proceeds from the disposition of property that can produce U.S. source interest and dividends and certain payments made by entities that are classified as financial institutions under FATCA. However, recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) eliminate the withholding requirement on payments of gross proceeds of a taxable disposition. The United States has entered into an intergovernmental agreement regarding the implementation of FATCA with Brazil, or the “IGA”. For further information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—FATCA,” above. Under the current terms and conditions of the IGA, we do not expect payments made on or with respect to the ADRs or units to be subject to withholding under FATCA. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the ADRs or units in the future. Prospective investors should consult their own tax advisors regarding the potential application of FATCA.

10F.	Dividends and Paying Agents

Not applicable.

10G.	Statement by Experts

Not applicable.

10H.	Documents on Display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file with or furnish reports and other information to the SEC. Reports and other information filed or furnished by us to the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may also be inspected at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which our ADRs are listed. In addition, the SEC maintains a website that contains information which we have filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

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

Information, analyses and decisions are also disseminated through the channels described below, fostering communication among areas within Santander Brasil and within the risk management process:

i.	internal department mailboxes, which allow for the exchange of information within groups and areas;

ii.	periodic meetings (departmental, monthly, quarterly, off-site, conventions), which allow for regular exchange of information on an in-person basis;

iii.	our regulations portal, which is an internal portal within our intranet where we maintain our current risk management policies;

iv.	e-mail;

v.	video and teleconferences with Santander Spain; and

vi.	risk committees, including the executive risk committee for Brazil and the Risk control committee.

Information is prepared in an effort to improve risk management and is classified as standard information or non-standard information.

i.	Standard information: includes information and reports generated on a regular basis and with fixed content, subject to revisions, which is available to senior management for different target areas, depending on the type of information included in each report. This information is used to facilitate knowledge about credit use, instrument valuation and the results generated, in addition to the analyses needed to manage these risks and optimize capital. Each report may have a distinct presentation based on the guidelines pursuant to which it is prepared. Standard information delivered to our senior management is intended to facilitate the understanding of all risks for which the risk management department is responsible.

ii.	Non-standard information: includes presentations and other information prepared for our senior management on an ad hoc basis or upon specific request and addresses specific topics that are not included in the standard reports. When the request for certain information becomes more regular, such reporting becomes standard and is generated automatically.

iii.	The content of each report fits within one of two fundamental bases: the nature of the information and its frequency. The nature of the information prepared is either quantitative or qualitative.

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

Risk Management Committees

The following table describes the main risk committees in Brazil (which are responsible for credit decisions and for ongoing control of credit risk matters), the responsibilities and members of each such committee and the frequency with which such committees meets.

Committee	Responsibilities	Members	Meeting Frequency
Executive Risk Committee	• Apply the Group’s risk policies locally in a manner compatible with the objectives of the business areas;	• CEO	Weekly
	• Approves the risk appetite that will be proposed to the board of directors of Santander Brasil;	• Vice President Executive Officer (Chief Risk Officer).
	• Manage exposures from different clients, economic sectors and types of risks, including, among others, the following functions:	• Vice President Executive Officer of Legal and Corporate Affairs

•

Approve risk proposals for credit and market operations, including, among others, underwriting operations of fixed and variable income, customer limits and Treasury products and ALCO limits, debt restructuring proposals and payment arrangements;

• Executive Superintendent of Wholesale’s Risks
	• Handle general issues related to market risk, cross-border limits, country risk, global banking operations, market risk approvals;	• Vice-President Executive Officer of Corporate and Investment Banking
	• Adopt and, if necessary, validate, portfolio sales or individual asset-credits;	• Vice President Executive Officer of Corporate
	• Approve internal risk regulations as well as changes in risk policies with impact on revenue, margin or provision expenses on the Strategic Business Plan as well as on any related matters;	• Vice President Executive Officer of Private Banking and Wealth Management
• Authorize management tools, improvement initiatives, follow up on projects and any other relevant activities related to risk management;
• Approve the policy and standards of methodological models and validate their effectiveness;

•

Be aware of and take the necessary measures regarding risk to comply with the recommendations and directions issued by supervisory authorities in the exercise of its functions and the internal audit of the Bank;

•

Provide to the board of directors and to the executive committee the information and assistance needed in order to execute the tasks in risk management that were assigned to it by applicable law, the by-laws, the board of directors´ rules of procedure and the regulation of the Risk Executive Committee; and

•

Approve the creation, modification and termination of other committees or decision bodies and their regulations and delegate to those committees or people empowerment on decision-making and risk management.

Committee	Responsibilities	Members	Meeting Frequency

Risk Control Committee	• Oversee the Risk Identification and Assessment (RIA) exercise;	• Chief Financial Officer	Biweekly

•

Conduct a full segment and regular follow up of all risks, checking if the risk profile is set in accordance with the risk appetite, the commercial and strategic plan and the budget approved by the board of directors;

• Chief Risk Officer • Chief IT Officer
	• Conduct an independent and periodic control report on risk management activities, which includes:	• Executive Superintendents of Risk Architecture and Risk Control
	• Full risk profile view of the different businesses, including among others, benchmarking of the main competitors of the Bank and monitoring of key strategic projects;	• Chief Audit Officer
	• Monitor the observance of appetite and risk policies, advising the board risk committee on these issues; • Monitor all relevant aspects of capital management and its impacts.	• Vice President Executive Officer of Finance and Strategy. • Chief Compliance Officer

•

Support and assist the board in carrying out stress tests, in particular valuing the scenarios and assumptions to be used in these tests, valuing the results and analyzing the measures proposed by the risk function as a consequence of the results;

•

Validate the information on risks that must be submitted to the board of directors when so required and without prejudice to the direct access to the person responsible for the risk function (Chief Risk Officer) to the board;

• Supervise measures taken regarding risks to comply with the recommendations and directions issued by the supervisory authorities in the exercise of its function and Santander Brasil’s audit;

•

Provide the board of directors, through the board risk committee, and the executive committee the information and assistance needed regarding risks for the fulfillment of its functions in risk management matters assigned to it by law, the board of directors´ rules of procedure and the regulation of the Risk Control Committee – RCC;

•

Approve the operation of hierarchically lower-risk control committees and their respective regulations;

The Executive Risk Committee and Risk Control Committee, which are described above in detail, make decisions with regard to risk management in Brazil with representatives of our senior management, including our Chief Executive Officer, our Vice President Executive Officer of Risk Management and other members of the Executive Committee. The main responsibilities of the Executive Risk Committee and Risk Control Committee include defining our level of risk tolerance, monitoring our loan portfolios and market conditions, as well as following up on any recommendations made by the Brazilian Central Bank. They also raise any matters to our board of directors that exceed the authority of the committee. Each of our risk management committees has certain powers and approval levels, in each case subject to Brazilian law and regulations. Decisions at the committee level are intended to be collegial in a manner to ensure that differing opinions are all considered.

Credit Risk

The Santander Group risk management model is based on the definition of risk tolerance and on the searching by outcome. We operate within the risk management culture of the Santander Group following the guidelines of the group, the Brazilian Central Bank regulations and international best practices, to protect capital and promote profitability. One of our credit risk management principles is independence among our business areas, which provides sufficient autonomy to accomplish appropriate risk management. Another characteristic of our credit model is the direct involvement of our senior management in decision-making through credit committees. Our credit approval process, particularly the approval of new loans and risk monitoring, is structured according to our classification of customers and products between our retail and wholesale lending operations.

Retail Lending

In retail banking, credit requests made by individuals are analyzed by a credit approval system applying various types of processes depending on the credit history of the individual, the individual’s relationship with us and the type of credit requested.

Credit requests can come from one of our many service channels such as our branches, internet banking, mobile applications and ATMs.

Our credit rating system automatically assigns a credit rating based on a scoring model and our risk management policies.

We use distinct scoring models in two different phases: in the “application” process and in the “ongoing” phase. A credit scoring model is applied in the application phase when the customer begins a relationship with us and a behavioral scoring model is used when the customer has already had a relationship with us for a period established by our risk management policies (i.e., during the “ongoing” phase). This policy allows us to evaluate our existing customers with a more complete analysis than if we applied a pure scoring model for all customers.

For financing products offered to SMEs (retail businesses), the credit risk approval process is based on an automated analysis system, credit policies, or manual and individual analysis, based on the creditworthiness of the SME, in accordance with the respective credit risk approval authority levels developed internally. This analysis generates a credit risk rating based on our internal models. Additional information, such as the characteristics of the financing product being offered, including related terms and conditions, as well as collateral granted in connection therewith, is also taken into account in the approval process.

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

The following table presents the individuals or organizational bodies authorized to make extensions of credit to retail borrowers for the amounts specified:

Authorization Required	Amount
Branch (1)	Up to R$500 thousand
Decision centers(2)	Up to R$30 million
Retail Risk Higher Committee and Wholesale(3)	Up to R$680 million

(1) For individuals, the maximum value is R$200,000. For SMEs the maximum is R$500,000.

(2) Members of risk decision-making centers include superintendents and other representatives of the risk area.

(3) Members of the higher Risk Committee include, among others, the CEO of the group, the officers of Wholesale, Retail, Market Risk, Recovery and representatives of the Risk and Compliance Departments.

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

Credit lines to wholesale customers and related credit quality are reviewed on an annual basis. There is a monitoring procedure and, for any specific concern in regard to the credit quality of a certain customer, we use a system of customer monitoring known as SCAN (Santander Customer Assessment Note), with possible actions to be taken under the following categories: “monitoring,” “intensive monitoring,” “proactive monitoring” or “block and exit.” A customer subject to action under one of these categories will be reviewed on a quarterly or a semi-annual basis, depending on the situation.

We use proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the customer’s history, with the exception of certain portfolios classified as “low default portfolios.” These ratings and models are used in our loan approval and risk monitoring processes.

The table below shows the internal risk rating levels and their corresponding probability of default:

Internal Risk Rating	Probability of Default
Low	Smaller than 2.1%
Medium-low	Bigger than 2.1% and Smaller than 4.1%
Medium	Bigger than 4.1% and Smaller than 6.3%
Medium-high	Bigger than 6.3% and Smaller than 10.0%
High	Bigger than 10.0%

For a breakdown of our portfolio by internal risk rating, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information —Assets —Internal Risk Rating.”

Recovery

Our business recovery area is responsible for all of our nonperforming portfolios. This area defines, implements and monitors strategies and performance related to nonperforming portfolios, seeking to ensure maximum efficiency in recovery subject to applicable Brazilian law and regulation.

The business recovery area uses statistical tools to study the behavior of clients and develop strategies for more effective recovery. Customers with greater probability of payment are classified as low-risk customers and those with a low probability of payment are classified as high risk. The aforementioned risk classification determines the intensity of collection efforts expended.

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

Our credit recovery tools include daily contact through our call center, inclusion of defaulting clients within external sources of credit protection, sending collection letters, and direct contact through our branch network. In addition to the aforementioned tools, we use the following strategies:

•	Internal teams specialized in restructuring and debt recovery work directly with defaulting clients with loans of higher values and/or overdue more than 60 days.

•	We use specialized external firms to collect, report and assess high-risk customers. These firms are remunerated according to preestablished percentages applied to the amounts recovered.

Once we have exhausted all of the credit recovery resources available to us, we conduct sales of any remaining nonperforming loans. These sales of nonperforming loans are held periodically through an auction process, with the aim of obtaining optimal prices in the markets and thereby reducing the impact on us.

Assets and Liabilities Committee

Our asset and liability management strategy is defined by our assets and liabilities committee, which operates under the strict guidelines and procedures established by the Santander Group. Members of the committee include our Chief Executive Officer, Chief Risk Officer, Chief Executive Officer, Vice President Executive Officer for Finance and Strategy, Executive Superintendent of Financial Management and the Chief Economist. The assets and liabilities committee establishes strategies, policies and procedures with the objective of managing our balance sheet and risk structure.

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

Structure of Limits Regarding Market Risk

The market risk limit structure represents Santander Brasil’s risk appetite and is aligned with our global market risk management policies, which encompass all of our business units and serve to:

i.	identify and define the main types of risk incurred in a manner consistent with our business strategy;

ii.	quantify and report to our business segments with respect to appropriate risk levels and risk profiles in line with senior management’s assessment of risks to help avoid any of our business segments taking undesired risks;

iii.	provide flexibility to our business segments to timely and efficiently establish risk positions that are responsive to market changes and our business strategies, and always within risk levels acceptable to Santander Brasil;

iv.	allow the individuals and teams originating new business to take prudent risks that will help attain budgeted results;

v.	establish investment alternatives by limiting equity requirements; and

vi.	define the range of products and underlying assets within which each unit of treasury can operate, taking into consideration our risk modeling and valuation systems and our liquidity tools. This will help to constrain market risk within our defined risk strategy.

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

The market risk limits used by us are established along different metrics intended to cover all activity subject to market risk from many perspectives, applying criteria we believe to be conservative. The principal limits include:

Trading limits

i.	VaR limits;

ii.	limits of equivalent positions and/or nominal;

iii.	sensitivity limits to interest rates;

iv.	vega limits;

v.	risk limits of delivery by short positions in securities (fixed income and equities); and

vi.	limits aimed at reducing the volume of effective losses or protecting results already generated during the period:

•	loss trigger; and

•	stop loss.

Structural limits

i.	structural interest rate risk of the balance sheet:

•	sensitivity limit of net interest margin, or “NIM,” over a one year horizon; and

•	sensitivity limit of market value of equity, or “MVE;”

ii.	structural exchange rate risk comprised of the net position in each currency; and

iii.	liquidity risk: limits defined based on several stress scenarios.

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

Trading Activity

•	VaR: as calculated by us, our internal VaR model is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence level, subject to certain assumptions and limitations discussed below. Our standard methodology is based on historical simulation of 520 days and is calculated using the VaR methodology “full revaluation.” In order to capture recent market volatility in the model, the reported VaR is the higher between the 1% percentile and the 1% weighted percentile of the simulated PnL distribution. The first VaR figure gives the same weight to all observed values, and the second one applies an exponential declining factor to give a higher weight for the most recent observations. This methodology makes our VaR numbers react very quickly to changes in current volatility, significantly reducing the likelihood of back testing exceptions. We use VaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels.

1.	Assumptions and limitations: our VaR methodology should be interpreted in light of the limitations that (i) a one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day and (ii) at present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.

2.	Calibration measures: in order to calibrate our VaR model, we use back testing, which is a comparative analysis between VaR estimates and the daily clean Profit and Loss (theoretical result generated assuming the mark-to-market daily variation of the portfolio considering only the movement of the market variables). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.

•	Stressed VaR: our stressed VaR model uses the same calculation methodology as VaR with the following two exceptions: (i) the stressed VaR uses a window of 250 days, instead of 520 days for the VaR; (ii) unlike when calculating the VaR the higher of the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, only the uniformly weighted percentile is used. All the other aspects regarding the methodology and the inputs for calculating the stressed VaR are the same as those for the VaR. To determine the period of observation the methodology area has analyzed the history of the main market risk factors, which were chosen on the basis of expert criteria, and taking into account the most significant positions of our portfolio.

•	Stress Test: this is a simulation technique, which consists of estimating the potential impact on results by applying different stress scenarios to all the trading portfolios and considering the same assumptions according to the relevant risk factor. These scenarios can replicate events that happened in the past (such as crisis events) or hypothetical scenarios that do not correspond to past events. These results are analyzed at least monthly and, along with the VaR provide a fuller spectrum of the risk profile.

•	Sensitivities: our market risk sensitivity measures are those that gauge the change (or sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors may be obtained through analytical approximations by partial derivatives or through a full revaluation of the portfolio.

Non-trading Activities

•	Interest rate gap of assets and liabilities: interest rate gap analysis focuses on lags or mismatches between changes in the value of assets, liabilities and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of eventual interest rate movements on NIM or equity. All on- and off-balance sheet items must be broken down by their flows and analyzed in terms of re-pricing and maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates are made of their duration and sensitivity.

•	NIM sensitivity: The NIM sensitivity measures the change in the short- and medium-term in the accruals expected over a 12-month horizon, in response to a shift in the yield curve. The yield curve is calculated by simulating the NIM, both for a scenario of a shift in the yield curve, as well as for the current scenario. The sensitivity is the difference between the calculation of the two margins.

•	MVE sensitivity: Net worth sensitivity measures the interest risk implicit in net worth (equity) over the entire life of the operation on the basis of the effect that a change in interest rates has on the current values of financial assets and liabilities. This is an additional measure to the sensitivity of the NIM.

•	Value at risk: The VaR for balance sheet activity and investment portfolios is calculated with the same standard as for trading and historical simulation, with a confidence level of 99.0% and a time frame of three months.

•	Analysis of results arising from the interest rate scenarios established by Circular No. 3,876 of the Brazilian Central Bank pursuant to which there are six shock scenarios for MVE sensitivity and two for NIM sensitivity.

•	Liquidity risk: Liquidity risk is associated with our capacity to finance our commitments at reasonable market prices, as well as to carry out our business plans with stable sources of funding. We permanently monitor maximum gap profiles. The measures used to control liquidity risk are the liquidity gap, stress scenarios and contingency plans.

•	Liquidity gap: The liquidity gap provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which we operate. The gap measures the net need or excess of funds at a particular date and reflects the level of liquidity maintained under normal market conditions.

•	Analysis of scenarios/contingency plan: The contingency plan includes the local and external activities and consists of a formal set of preventive and corrective actions taken in times of liquidity crises. Using analysis of historical scenarios and simulations of impacts on bank liquidity we define action plans and contingencies to establish roles and responsibilities and levels to trigger the contingency plan. Each unit should prepare its contingency plan. Additionally, Santander Spain must be periodically informed about the contingency plan of each subsidiary. The frequency with which this plan must be updated depends on market liquidity conditions.

Quantitative Analysis

Trading Activity

Quantitative Analysis of Daily VaR in 2018

Our risk performance with regard to trading activity in financial markets between 2016 and 2018, measured by daily VaR (measured at a 99% of confidence level, over a one day time frame), is shown in the following graph.

During 2018, VaR remained relatively stable, fluctuating between R$16.5 million and R$56.5 million. The 2018 average VaR was R$30.3 million, without significant fluctuations during the year as a result of the fact that we did not assume any significant positions throughout the year. Our portfolio diversification also contributed to a low level of VaR. The histogram below shows the distribution of average risk in terms of VaR in 2018 where the accumulation of days with VaR levels between R$30 million and R$40 million can be observed in 74.4% of the distribution.

VaR by Risk Factor

The minimum, maximum, average and year-end 2018 VaR values by risk factor were as follows:

	2017	2018
	Period End	Low	Average	High	Period End
	(in millions of R$)
Trading VaR	28.0	16.5	30.3	56.5	46.5
Diversification Effect	(10.7)	(4.9)	(18.6)	(43.5)	(23.8)
Interest Rate VaR	23.1	15.2	26.6	43.2	33.9
Equity VaR	8.1	1.9	9.8	24.3	11.6
Foreign Exchange VaR	7.5	3.5	12.5	41.1	24.6
Commodity VaR	-	-	0.4	1.9	0.2

The average VaR for 2018 was R$30.3 million, with most of the risk due to interest rate positions.

The average VaR of the three main risk factors, interest rates, equity prices and exchange rates, were R$26.6 million, R$9.8 million and R$12.5 million, respectively, with a negative average diversification effect of R$11.5 million. The chart below shows the evolution of the risk groups VaR interest rates (IR), VaR exchange rates (FX) and VaR equity prices (EQ) (at a 99% confidence level, over a day time frame and a 15 day moving average).

Risk Management of Structured Derivatives

Our structured derivatives activity is mainly focused on designing investment products and managing hedging risks for clients. Our risk management is focused on ensuring that the net risk exposure is the lowest possible. These transactions include options on equities, currencies, fixed-income instruments and mostly market making books.

The chart below shows the VaR Vega performance of our structured derivatives business in 2018, 2017 and 2016, which fluctuated around an average of R$5.4 million, significantly higher than the average for 2017 which was R$2.8 million. In particular, there was a high VaR Vega level during the third quarter of 2018, mainly due to the proximity to the Brazilian presidential elections of 2018.

Scenario analysis

Different stress test scenarios were analyzed during 2018. A correlation break scenario generated the results presented below.

Worst Case Scenario

The table below shows the maximum daily losses for each risk factor (fixed-income, equities and currencies) as of December 31, 2018, in a scenario that uses historical volatilities and simulates variations of the risk factors for +/-3 and +/-6 standard deviations on a daily basis. From this group of scenarios, we generate a table of stress test results, which identifies the largest loss per risk factor. The sum of the largest losses of each risk factor is the result of the Worst Case Scenario, which considers the break of correlation between risk factors.

Worst Case Stress Test	Exchange Rate	Fixed Income	Equity	Total
	(in millions of R$)
Total trading	(50.3)	(51.5)	(38.5)	(140.2)

The stress test shows that the economic loss suffered by the group in the marked-to-market result would be, if this scenario materialized in the market, R$140,2 million.

Non-trading Activity

Quantitative Analysis of Interest Rate Risk in 2018

Convertible Currencies

At the end of 2018, the sensitivity of NIM at one year, to a parallel rise of 100 basis points in the local yield curve was R$200 million.

In addition, at the end of 2018, the sensitivity of net worth to parallel rises of 100 basis points in the yield curves was R$1,861 million in the local currency yield curve.

Structural Gap

The following table shows the managerial gaps between the re-pricing dates of our assets and liabilities as of December 31, 2018 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
	(in millions of R$)
Structural Gap
Money Market	306,054	89,853	636	10,388	5,132	31,770	12,173	32,919	123,183
Loans	290,433	69,408	39,094	36,492	38,962	54,462	17,626	25,155	9,235
Permanent	15,240	-	-	-	-	-	-	-	15,240
Other	192,650	31,227	116	49	38	-	-	-	161,221
Total Assets	804,377	190,488	39,846	46,928	44,131	86,232	29,799	58,073	308,879
Money Market	(126,670)	(83,570)	(800)	(980)	(1,929)	(8,851)	(13,595)	(7,772)	(9,173)
Deposits	(385,257)	(186,099)	(5,154)	(4,418)	(7,754)	(19,776)	(10,827)	(26,126)	(125,105)
Equity and Other	(292,449)	(45,409)	(6,899)	(5,550)	(5,907)	(1,569)	-	(2,300)	(224,815)
Total Liabilities	(804,377)	(315,078)	(12,853)	(10,947)	(15,590)	(30,196)	(24,422)	(36,199)	(359,093)
– Balance Gap	0	(124,590)	26,993	35,981	28,541	56,037	5,377	21,875	(50,214)
Off-Balance Gap	31,282	48,114	(14,994)	(15,346)	(1,092)	(16,798)	(122)	(6,470)	37,991
Total Structural Gap	31,282	(76,476)	11,999	20,635	27,449	39,239	5,255	15,405	(12,223)
Accumulated Gap	31,282	(45,193)	(33,194)	(12,559)	14,890	54,128	59,383	74,788	62,565

The interest rate risk of our balance sheet management portfolios, measured by the sensitivity of the net margin to a parallel movement of 100 basis points, decreased R$178 million during 2018, reaching a maximum of R$292 million in January. The sensitivity of the market value decreased R$205 million during 2018, reaching a maximum of R$1,981 million in January. The main factors in 2018 that influenced sensitivity were the volatility of the yield curve, the portfolio decay, the methodologies in the cash flows and the effect of liquidity.

The following chart shows our NIM and MVE sensitivity during each month in 2018.

Interest Rate Risk Profile as of December 31, 2018

The currency gap tables below show the managerial distribution of risk by maturity and currency in Brazil as of December 31, 2018 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Gaps in local currency
Money Market	271,183	79,999	588	9,452	4,844	29,345	9,986	22,968	114,000
Loans	251,404	56,708	28,180	28,120	35,809	53,243	17,248	21,898	10,200
Permanent	15,240	-	-	-	-	-	-	-	15,240
Others	88,418	22,767	-	-	-	-	-	-	65,651
Total Assets	626,246	159,474	28,768	37,572	40,653	82,588	27,234	44,866	205,091
Money Market	(102,786)	(73,529)	(611)	(578)	(1,347)	(8,445)	(3,591)	(5,513)	(9,173)
Deposits	(378,230)	(184,010)	(3,811)	(4,277)	(7,723)	(19,631)	(10,827)	(24,648)	(123,303)
Equity and Other	(160,461)	(24,842)	-	-	-	-	-	(0)	(135,619)
Total Liabilities	(641,477)	(282,381)	(4,422)	(4,854)	(9,070)	(28,076)	(14,418)	(30,161)	(268,096)
Off-Balance Gap	(82,887)	47,066	14,260	(336)	(1,884)	(18,469)	(256)	(6,331)	(116,936)
Gap	(98,118)	(75,841)	38,606	32,382	29,698	36,044	12,560	8,374	(179,941)

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Gaps in foreign currency
Money Market	34,871	9,854	48	935	288	2,425	2,187	9,950	9,184
Loans	39,029	12,700	10,915	8,372	3,153	1,219	378	3,257	(965)
Permanent	0	-	-	-	-	-	-	-	0
Others	104,232	8,460	116	49	38	-	-	-	95,570
Total Assets	178,131	31,014	11,078	9,356	3,478	3,644	2,565	13,207	103,789
Money Market	(23,884)	(10,041)	(189)	(402)	(582)	(406)	(10,004)	(2,260)	-
Deposits	(7,027)	(2,089)	(1,343)	(141)	(30)	(145)	-	(1,478)	(1,801)
Equity and Other	(131,988)	(20,567)	(6,899)	(5,550)	(5,907)	(1,569)	-	(2,300)	(89,196)
Total Liabilities	(162,900)	(32,697)	(8,431)	(6,093)	(6,520)	(2,120)	(10,004)	(6,038)	(90,997)
Off-Balance Gap	114,169	1,049	(29,254)	(15,011)	792	1,671	134	(139)	154,927
Gap	129,401	(634)	(26,607)	(11,747)	(2,250)	3,195	(7,305)	7,030	167,718

Market Risk: VaR Consolidated Analysis

Our total daily VaR as of December 31, 2017 and December 31, 2018, broken down by trading and structural (non-trading) portfolios, is set forth below. Our VaR data for trading and non-trading portfolios were summed and thus do not reflect the diversification effect.

	2018				2017
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading	16.5	30.3	56.5	46.5	28.0
Non-trading	241.4	350.9	507.7	380.5	1,380.1
Diversification effect	-	-	-	-	-
Total	258.0	381.2	564.2	427.0	1,408.1

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk were as set forth below:

Interest Rate Risk

	2018				2017
	Low	Average	High	Period End	Period End
	(in millions of R$)
Interest rate risk
Trading	15.2	26.6	43.2	33.9	23.1
Non-trading	241.4	350.9	507.7	380.5	1,380.1
Diversification effect	-	-	-	-	-
Total	256.7	377.5	550.9	414.4	1,403.2

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Foreign Exchange Rate Risk

	2018				2017
	Low	Average	High	Period End	Period End
	(in millions of R$)
Exchange rate risk
Trading	3.5	12.5	41.1	24.6	7.5
Non–trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	-	-	-	-	-
Total	3.5	12.5	41.1	24.6	7.5

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Equity Price Risk

	2018				2017
	Low	Average	High	Period End	Period End
	(in millions of R$)
Equity price risk
Trading	1.9	9.8	24.3	11.6	8.1
Non–trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	-	-	-	-	-
Total	1.9	9.8	24.3	11.6	8.1

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Commodity Price Risk

	At December 31st,
	2018				2017
	Low	Average	High	Period End	Period End
Commodity price risk	(in millions of R$)
Trading	-	0.4	1.9	0.2	-
Non-trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	-	-	-	-	-
Total	-	0.4	1.9	0.2	-

Our daily VaR estimates by activity were as set forth below:

	2018				2017
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading
Interest rate risk	15.2	26.6	43.2	33.9	23.1
Exchange rate risk	3.5	12.5	41.1	24.6	7.5
Equity price risk	1.9	9.8	24.3	11.6	8.1
Commodity price risk	0.0	0.4	1.9	0.2	0
Total Trading	16.5	30.3	56.5	46.5	28.0
Non-trading
Interest rate risk	241.4	350.9	507.7	380.5	1,380.1
Exchange rate risk	N.A.	N.A.	N.A.	N.A.	N.A.
Equity price risk	N.A.	N.A.	N.A.	N.A.	N.A.
Commodity price risk	N.A.	N.A.	N.A.	N.A.	N.A.
Total Non-Trading	241.4	350.9	507.7	380.5	1,380.1
Total (Trading + Non-Trading)	258.0	381.2	564.2	427.0	1,408.1
Interest rate risk	256.7	377.5	550.9	414.4	1,403.2
Exchange rate risk	3.5	12.5	41.1	24.6	7.5
Equity price risk	1.9	9.8	24.3	11.6	8.1
Commodity price risk	0.0	0.4	1.9	0.2	0.0

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Operational Risk

We adopted the definition of the Basel Committee and Brazilian Central Bank for operational risk as the possibility of losses resulting from inadequate processes, people and systems, failures or even from external events. This definition includes the legal risk associated with the inadequacy or deficiency in executed agreements, as well as penalties for noncompliance with legal provisions and damages for third parties resulting from our activities. Operational risk losses may result in financial losses, adversely affect the continuity of our business and also negatively affect our public image.

To accomplish our operational risk objectives, we have established a risk model based on three lines of defense, with the objective of continuously improving and developing our management and control of operational risks. The three lines of defense are as follows:

•	First line of defense: all business and support areas within Santander Brasil are responsible for identifying, managing, mitigating and reporting operational risk to its activities;

•	Second line of defense: the operational risks and internal control departments are responsible for monitoring and ensuring sound operational and control of technological risk management practices throughout the organization. It is also responsible for implementing and disseminating our operational risk culture, defining methodologies, policies, tools, training and applicable procedures and requirements for the effective management of operational risk and of ensuring there is adequate business contingency planning in place throughout the organization;

•	Third line of defense: the Internal Audit Department is responsible for undertaking independent reviews of the risk management undertaken by the first and second lines of defense and for promoting continuous improvements in both of these lines of defense.

The objectives of our operational risk management model are:

•	to disseminate a culture of operational risk management and control, to foster the prevention of risk events and operational risks losses and to mitigate their financial, legal and reputational impacts;

•	to provide support to decision-makers within Santander Brasil;

•	to ensure the business continuity in a sustainable manner and to improve internal controls; and

•	to maintain control of operational risk in a manner which is consistent with business strategy.

The following bodies are involved in the implementation of risk management model in order to ensure we have a structured process of operational risk management and decision making:

•	Risk Control Committee (Comitê de Controle de Riscos): A committee which aims to perform a holistic and periodic monitoring of the risks to which we are exposed and to exercise independent control on the risk management activities;

•	Integrated Risk Operational Committee (Comitê Integrado de Riscos Operacionais): A committee which aims to ensure and to foster the adequate monitoring, control and mitigation of operational risks; and

•	Operational Risk Forum (Fórum de Riscos Operacionais): An independent forum, responsible for implementing and disseminating cultural norms, methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk.

Our risk management model assists managers in achieving their strategic objectives by contributing to the decision-making process and by reducing operational risk losses. It is based on best market practice and is compliant with the applicable regulatory requirements.

Social and Environmental Risk

We have a social and environmental risk management system for analyzing clients in the wholesale segment and since 2018, we have expanded this analysis to segment Empresas 3 retail clients. Under this system, clients who are part of one of our 14 sectors of special social and environmental attention and have credit limits and/or risk greater than R$5.0 million are screened for environmental and social concerns. These aspects include contaminated land, illegal deforestation, labor violations and other major environmental and social issues where there are potential legal penalties and reputational risk. In 2018, we screened 4,640 wholesale corporate clients and 1,895 Empresas 3 clients, including about 43 major new projects, both Equator Principles and non-Equator Principles, for these types of risks. A specialized team with backgrounds in biology, health and safety engineering, chemical engineering and geology monitors our customers’ environmental practices and point out to our financial analysts unfavorable environmental conditions that may cause damage to our customers’ financial condition and collateral, among other effects. Furthermore, wholesale segment clients, when starting their commercial relationship with us, whose are screened for environmental and social concerns by the new clients’ acceptance area. The social and environmental risk unit uses software that optimizes, organizes and standardizes the analysis process, leading to more precise monitoring of clients. We constantly train our credit and commercial areas about how to apply environmental and social risk standards in the credit approval process for companies.

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

Depositary

The Bank of New York Mellon, or BNYM, has acted as depositary in relation to our ADR program since October 20, 2015. The principal executive office of BNYM is located at 240 Greenwich Street, New York, New York 10286, United States.

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

Direct and Indirect Payments

BNYM has agreed to reimburse us for certain expenses related to the establishment and maintenance of the ADR program including, among others, expenses incurred in connection with investor relations activities and any other ADR program expenses. Under certain circumstances, including the removal of BNYM as depositary, we are required to repay to BNYM amounts reimbursed in prior periods. For the year ended December 31, 2018, such reimbursements amounted to U.S.$4.4 million.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No matters to report.

ITEM 15. CONTROLS AND PROCEDURES

15A.	Disclosure Controls and Procedures

As of December 31, 2018, under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective in ensuring that information we are required to disclose in the reports we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

In addition to this and in accordance with the applicable legal requirements (Resolutions 2,554/98 and Circular 3,467/09), we produced and issued an internal report on March 18, 2019, according to the Brazilian Central Bank’s requirements regarding the effectiveness of the internal control environment.

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

We have adapted our internal control over financial reporting to the international standards and comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission, or “COSO,” in its Internal Control – Integrated Framework 2013. These guidelines have been extended and implemented for the Group, applying a common methodology and standardizing the procedures for identifying processes, risks and controls.

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

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018, based on the framework set by the COSO Integrated Framework 2013.

Based on this assessment, which was carried out through March 25, 2019, our management concluded that, as of December 31, 2018, its internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2018, has been audited by an independent registered public accounting firm which has issued a report on the effectiveness of our Internal Control over financial reporting as of December 31, 2018, for which see “Item 15C. Audit Report of the Registered Public Accounting Firm.”

15C.	Audit Report of the Registered Public Accounting Firm

For the report of PwC, our registered public accounting firm, dated March 25, 2019, on the effectiveness of our internal control over financial reporting as of December 31, 2018, see “Item 18. Financial Statements.”

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

The Code of Ethical Conduct, the central element of the Governance Compliance, is applicable to the members of the boards of directors, executive officers and to all employees and trainees (“Persons Subject to the Code of Ethical Conduct”) of Santander Brasil and its subsidiaries. It defines the principles that should guide both the personal and professional behavior of the Persons Subject to the Code of Ethical Conduct. They must know the Code of Ethical Conduct and seek to broaden it, by championing and striving for its enforcement. To that effect, Persons Subject to the Code of Ethical Conduct have the obligation to attend and participate in all training activities to which they are summoned in order to become appropriately acquainted with the Code of Ethical Conduct. The Persons Subject to the Code of Ethical Conduct should be guided by ethical principles and rules of conduct that are consistent with our values.

The Code of Ethical Conduct helps us to establish respectful and transparent relationships and aims for the accomplishment of Santander Brasil’s obligations to its customers, employees, shareholders, partners, regulators and society as a whole. The Code of Ethical Conduct should also be a reference for compliance with legal duties and for the maintenance of commercial relationships founded on trust with partners and clients.

The full version of the Santander Code of Ethical Conduct, which does not form part of this annual report on Form 20-F, is available on our website at www.santander.com.br/ri.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The balance of “Other general administrative expenses—Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I of the consolidated financial statements included elsewhere in this annual report) to PwC for the fiscal years ended December 31, 2018, December 31, 2017 and December 31, 2016, as follows:

	For the year ended December 31,
	2018	2017	2016
	(in R$ millions)
Audit of the annual financial statements of the companies audited (constant scope of consolidation)	19.9	17.5	9.2
Audit related	0.5	3.9	0.1
Tax	-	-	-
All other	0.1	1.3	0.7
Total	20.5	22.7	10.0

The approximate value of withholding taxes in respect of the audit fees for the year ended December 31, 2018 according to applicable law totaled R$2.9 million.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table reflects purchases of our equity securities, including in the form of ADRs, by us or our affiliates in 2018.

Santander Brasil – Buyback Program Units

Months	Total Number of Units Purchased (3)	Average Price Paid per Unit in U.S.$ (4)	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs (1) (5)	Maximum Number of Units that May Yet Be Purchased Under the Plans or Programs (2)
November 2017	2,305,800	9.1122	2,305,800	-
December 2017	1,283,600	9.4044	1,283,600	-
January 2018	-	-	-	-
February 2018	941,100	11.3729	941,100	-
March 2018	74,700	11.1271	74,700	-
April 2018	-	-	-	-
May 2018	1,696,600	9.2154	1,696,600	-
June 2018	6,554,900	8.1855	6,554,900	-
July 2018	-	-	-	-
August 2018	219,400	8.3526	219,400	-
September 2018	-	-	-	-
October 2018	-	-	-	-
November 2018	1,438,400	10.7684	1,438,400	-
December 2018	818,500	11.0285	818,500	-
Total	15,333,000	89	15,333,000	38,717,204

(1)	The buyback program, as approved by our board of directors on November 3, 2016 for the period from November 4, 2016 to November 3, 2017, and on November 1st, 2017 for the period from November 6, 2017 to November 5, 2018. A new buyback program was approved by our board of directors on November 1, 2018 for the twelve (12)-month period starting in November 6, 2018.

(2)	The number entered in the “Total” row of the column “Maximum Number (or Approximate Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs” refers to the number of Units which may be repurchased in the period from November 2017 to November 2018 as approved by our board of directors. The number of Units that may be repurchased for the period from November 6, 2017 to November 5, 2018 as approved by our board of directors is 37,717,204.

(3)	The “Total Number of Units Purchased” 1,438,400 in November 2018 and 818,500 in December 2018.

(4)	The “Average Price Paid per Unit in U.S.$” was 10.7683758 in November 2018 and U.S.$11.0284643 in December 2018.

(5)	The “Total Number of Units Purchased as Part of Publicly Announced Plans or Programs” was 1,438,400 in November 2018 and 818,500 in December 2018.

(6)	The repurchase plans define an annual maximum of Units to be repurchased but without a monthly limit.

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

By its own terms, the framework as a whole is premised on the legal and financial autonomy of the subsidiaries and does not empower Santander Spain to supplant its subsidiaries’ decision-making processes. Moreover, each of the three pillars of the framework is explicitly made subject to local legal requirements. We approved the adoption of this corporate governance framework in May 2013, and have approved all subsequent amendments since then (the latest one was approved in October 2018), subject to the precedence of applicable Brazilian laws and regulations and the limitations imposed thereby such as banking secrecy laws, and subject also to our corporate governance practices, including our policies for related party transactions and for disclosure of material acts and facts.

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

Principal Differences between Brazilian and U.S. Corporate Governance Practices

We are also subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our Chief Executive Officer of any material noncompliance with any applicable NYSE corporate governance rules, (iii) submit an executed written affirmation annually to the NYSE and submit an interim written affirmation each time a change occurs to the board or any of the committees subject to Section 303A of the NYSE rules, and (iv) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below, as required for foreign private issuers by NYSE Rule 303A.11.

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. As a company with a majority of our voting shares being beneficially owned by another entity (Santander Spain), we are not required to comply with this rule. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Currently, our board of directors must have at least five members, at least 20.0% of which must be independent, as determined pursuant to Article 14 of our By-Laws. Currently, five members of our board of directors are deemed independent (representing 50% of the composition of our board of directors). Also, Brazilian Corporate Law, the Brazilian Central Bank and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation, duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While we believe that these rules provide adequate assurances that our directors are independent and meet the requisite qualification requirements under Brazilian law, we believe such rules would permit us to have directors that would not otherwise pass the test for director independence established by the NYSE. Brazilian Corporate Law requires that our directors shall be elected by our shareholders at an annual shareholders’ meeting. Currently, all of our directors are elected by our shareholders after recommendation of the Nomination and Governance Committee, for a term of two years.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one third of the members of the board of directors can be elected from management members. Our Chief Executive Officer, Mr. Sergio Agapito Lires Rial, and the Senior Vice President Executive Officer, Mr. José de Paiva Ferreira are members of our board of directors. There is no requirement that our non-management directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.

Committees

NYSE rules require that listed companies have a nominating/corporate governance committee and a remuneration committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. As a company whose majority of voting shares is held by another group, we are not required to comply with this rule. The responsibilities of the nominating/corporate governance committee include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. The responsibilities of the remuneration committee, in turn, include, among other things, reviewing corporate goals relevant to the Chief Executive Officer’s compensation, evaluating the Chief Executive Officer’s performance, approving the Chief Executive Officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive compensation and equity-based plans.

In February 2017, our board of directors approved the terms for the establishment of our Nomination and Governance Committee. The Nomination and Governance Committee also oversees corporate governance at Santander Brasil.

CMN rules require us to have a compensation committee of at least three members. We have created the compensation committee, whose function is to advise our board of directors on matters in connection with, but not limited to (i) fixed and variable compensation policies and benefits and (ii) the long-term incentive plan.

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

ITEM 18. FINANCIAL STATEMENTS

Consolidated Financial Statements are filed as part of this annual report, see pages F-1 to F-136.

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
Name: Sergio Agapito Lires Rial
Title: Chief Executive Officer

Date: March 25, 2019

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX	Page

APPENDIX I – RECONCILIATION OF STOCKHOLDERS’ EQUITY AND NET INCOME - BRGAAP vs IFRS	F-134
APPENDIX II – STATEMENTS OF VALUE ADDED	F-136

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Banco Santander (Brasil) S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Banco Santander (Brasil) S.A. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated income statements, statement of other comprehensive income, statement of changes in stockholders’ equity and statement of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1.c.1 to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Supplemental Information

The reconciliation of stockholders' equity and net income – BRGAAP vs IFRS as of and for the years ended December 31, 2018, 2017 and 2016 and the statements of value added for the years ended December 31, 2018, 2017 and 2016, included in APPENDIX I and II respectively, have been subjected to audit procedures performed in conjunction with the audit of the Company’s consolidated financial statements. This supplemental information is the responsibility of the Company’s management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Brazilian Corporate Law. In our opinion, the reconciliation of shareholders' equity and net income – BRGAAP vs IFRS as of and for the years ended December 31, 2018, 2017 and 2016 and the statements of value added for the years ended December 31, 2018, 2017 and 2016 are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

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

/s/PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil

March 25, 2019

We have served as the Company’s auditor since 2016.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED BALANCE SHEETS

(Thousand of Brazilian Reais - R$)

Assets	Note	2018	2017	2016

Cash and Balances With The Brazilian Central Bank	4	31,716,345	34,124,753	26,284,569

Financial Assets Held For Trading		-	86,271,097	131,245,477
Debt instruments	6	-	34,879,681	59,994,946
Equity instruments	7	-	489,770	398,461
Trading derivatives	8.a	-	17,070,125	24,480,256
Balances With The Brazilian Central Bank		-	33,831,521	46,371,814

Financial Assets Measured At Fair Value Through Profit Or Loss		43,711,800	-	-
Debt instruments	6	3,171,746	-	-
Balances With The Brazilian Central Bank		40,540,054	-	-

Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading		68,852,314	-	-
Debt instruments	6	50,066,469	-	-
Equity instruments	7	766,333	-	-
Trading derivatives	8.a	18,019,512	-	-

Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss		917,477	-	-
Equity instruments	7	298,297	-	-
Loans and advances to customers	9	619,180	-	-

Other Financial Assets At Fair Value Through Profit Or Loss		-	1,692,057	1,711,204
Debt instruments	6	-	1,658,689	1,668,749
Equity instruments	7	-	33,368	42,455

Available-For-Sale Financial Assets		-	85,823,384	57,815,045
Debt instruments	6	-	84,716,747	55,829,572
Equity instruments	7	-	1,106,637	1,985,473

Financial Assets Measured At Fair Value Through Other Comprehensive Income		85,436,677	-	-
Debt instruments	6	85,395,691	-	-
Equity instruments	7	40,986	-	-

Held to maturity investments	6	-	10,214,454	10,048,761

Loans and Receivables		-	355,246,574	333,997,034
Loans and amounts due from credit institutions	5	-	65,209,902	65,711,001
Loans and advances to customers	9	-	272,420,157	252,002,774
Debt instruments	6	-	17,616,515	16,283,259

Financial Assets Measured At Amortized Cost		417,478,717	-	-
Loans and amounts due from credit institutions	5	79,607,001	-	-
Loans and advances to customers	9	301,072,207	-	-
Debt instruments	6	36,799,509	-	-

Hedging Derivatives	8.a	343,934	192,763	222,717

Non-Current Assets Held For Sale	10	1,380,231	1,155,456	1,337,885

Investments in Associates and Joint Ventures	11	1,053,315	866,564	990,077

Tax Assets	24	31,565,767	28,825,741	28,753,184
Current		3,885,189	4,047,663	4,316,072
Deferred		27,680,578	24,778,078	24,437,112

Other Assets	15	4,800,467	4,578,270	5,104,012

Tangible Assets	12	6,588,975	6,509,883	6,646,433

Intangible Assets		30,018,988	30,202,043	30,236,842
Goodwill	13	28,378,288	28,364,256	28,355,039
Other intangible assets	14	1,640,700	1,837,787	1,881,803

TOTAL ASSETS		723,865,007	645,703,039	634,393,240

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED BALANCE SHEETS

 (Thousand of Brazilian Reais - R$)

Liabilities and Stockholders' Equity	Note	2018	2017	2016

Financial Liabilities Held For Trading		-	49,322,546	51,619,869
Trading derivatives	8.a	-	16,514,154	19,925,600
Short positions	8.b	-	32,808,392	31,694,269

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		50,938,992	-	-
Trading derivatives	8.a	18,243,315	-	-
Short positions	8.b	32,695,677	-	-

Financial Liabilities Measured At Fair Value Through Profit Or Loss		1,946,056	-	-
Deposits from Brazilian Central Bank and deposits from credit institutions	21	1,946,056	-	-

Financial Liabilities at Amortized Cost		547,295,169	478,880,704	471,579,467
Deposits from Brazilian Central Bank and deposits from credit institutions	16	99,022,806	79,374,685	78,634,072
Customer deposits	17	304,197,800	276,042,141	247,445,177
Marketable debt securities	18	74,626,232	70,247,012	99,842,955
Subordinated debts	19	9,885,607	519,230	466,246
Debt Instruments Eligible to Compose Capital	20	9,779,944	8,436,901	8,311,918
Other financial liabilities	21	49,782,780	44,260,735	36,879,099

Hedging Derivatives	8.a	223,520	163,332	311,015

Provisions		14,695,898	13,986,916	11,776,491
Provisions for pensions funds and similar obligations	22	3,357,654	3,923,457	2,710,627
Provisions for judicial and administrative proceedings, commitments and other provisions	23	11,338,244	10,063,459	9,065,864

Tax Liabilities	24	8,074,764	8,248,019	6,094,740
Current		5,043,375	5,751,488	4,826,703
Deferred		3,031,389	2,496,531	1,268,037

Other Liabilities	25	9,095,148	8,013,921	8,199,099

Total Liabilities		632,269,547	558,615,438	549,580,681

Stockholders' Equity	28	91,881,738	87,425,075	85,434,855
Share capital		57,000,000	57,000,000	57,000,000
Reserves		30,377,693	28,966,451	27,881,326
Treasury shares		(461,432)	(148,440)	(514,034)
Option for Acquisition of Equity Instrument		(1,017,000)	(1,017,000)	(1,017,000)
Profit for the year attributable to the Parent		12,582,477	8,924,064	7,334,563
Less: dividends and remuneration		(6,600,000)	(6,300,000)	(5,250,000)

Other Comprehensive Income		(878,863)	(774,368)	(1,347,800)

Stockholders' Equity Attributable to the Parent		91,002,875	86,650,707	84,087,055

Non - Controlling Interests	27	592,585	436,894	725,504

Total Stockholders' Equity		91,595,460	87,087,601	84,812,559
Total Liabilities and Stockholders' Equity		723,865,007	645,703,039	634,393,240

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED INCOME STATEMENTS

 (Thousand of Brazilian Reais - R$)

	Note	2018	2017	2016

Interest and similar income	32	70,478,393	71,418,349	77,146,077
Interest expense and similar charges	33	(28,557,051)	(36,471,860)	(46,559,584)
Net interest income		41,921,342	34,946,489	30,586,493
Income from equity instruments	34	32,623	83,120	258,545
Income from companies accounted for by the equity method	11	65,958	71,551	47,537
Fee and commission income	35	17,728,452	15,815,543	13,548,481
Fee and commission expense	36	(3,596,293)	(3,093,675)	(2,570,885)
Gains (losses) on financial assets and liabilities (net)	37	(2,782,802)	969,090	3,016,156
Financial assets held for trading		-	1,174,111	3,166,399
Financial Assets At Fair Value Through Profit Or Loss		(138,673)	-	-
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading		(2,764,859)	-	-
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss		61,239	-	-
Other financial instruments at fair value through profit or loss		-	30,694	82,638
Financial instruments not measured at fair value through profit or loss		(138,104)	(122,115)	(115,202)
Other		197,595	(113,600)	(117,679)
Exchange differences (net)	38	(2,806,471)	605,056	4,574,814
Other operating expense (net)	39	(1,055,850)	(672,013)	(624,571)
Total Income		49,506,959	48,725,161	48,836,570
Administrative expenses		(16,792,138)	(16,120,595)	(14,920,410)
Personnel expenses	40	(9,206,007)	(8,937,278)	(8,377,265)
Other administrative expenses	41	(7,586,131)	(7,183,317)	(6,543,145)
Depreciation and amortization		(1,739,959)	(1,662,247)	(1,482,639)
Tangible assets	12	(1,216,704)	(1,190,967)	(1,154,588)
Intangible assets	14	(523,255)	(471,280)	(328,051)
Provisions (net)		(1,999,604)	(3,309,239)	(2,724,742)
Impairment losses on financial assets (net)		(12,713,435)	(12,338,300)	(13,301,445)
Loans and receivables	9.c	-	(12,338,141)	(13,389,834)
Financial Assets Measured At Amortized Cost and contingent commitments		(12,713,532)	-	-
Gains (losses) due to derecognition of financial assets measured at amortized cost		97	(159)	88,389
Impairment losses on other assets (net)		(508,310)	(456,711)	(114,321)
Other intangible assets	14	(300,865)	(306,110)	(5,838)
Other assets	14	(207,445)	(150,601)	(108,483)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	42	(25,476)	(64,302)	3,816
Gains (losses) on non-current assets held for sale not classified as discontinued operations	43	181,734	(260,083)	87,073
Operating Income Before Tax		15,909,771	14,513,684	16,383,902
Income taxes	24	(3,109,853)	(5,375,636)	(8,918,984)
Consolidated Net income for the period		12,799,918	9,138,048	7,464,918
Profit attributable to the Parent		12,582,477	8,924,064	7,334,563
Profit attributable to non-controlling interests	27	217,441	213,984	130,355

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED INCOME STATEMENTS

 (Thousand of Brazilian Reais - R$)

Note	2018	2017	2016

Earnings Per Share (Brazilian Reais)	29

Basic earnings per 1,000 shares (Brazilian Real)
Common shares		1,604.34	1,133.43	929.93
Preferred shares		1,764.78	1,246.77	1,022.92
Diluted earnings per 1,000 shares (Brazilian Real)
Common shares		1,604.34	1,132.44	929.03
Preferred shares		1,764.78	1,245.69	1,021.93
Net Profit attributable - Basic (Brazilian Real)
Common shares		6,108,349	4,332,026	3,560,288
Preferred shares		6,474,128	4,592,038	3,774,275
Net Profit attributable - Diluted (Brazilian Real)
Common shares		6,108,349	4,331,955	3,560,222
Preferred shares		6,474,128	4,592,109	3,774,341

Weighted average shares outstanding (in thousands) - Basic
Common shares		3,807,386	3,822,057	3,828,555
Preferred shares		3,668,527	3,683,145	3,689,696
Weighted average shares outstanding (in thousands) - Diluted
Common shares		3,807,386	3,825,313	3,832,211
Preferred shares		3,668,527	3,686,401	3,693,352

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

 (Thousand of Brazilian Reais - R$)

	2018	2017	2016

Consolidated Profit for the Year	12,799,918	9,138,048	7,464,918

Other Comprehensive Income that will be reclassified subsequently to profit or loss when specific conditions are met:	558,967	1,194,335	3,725,565
Available-for-sale financial assets	-	1,147,384	3,311,607
Valuation adjustments - Gains (Losses)	-	1,789,286	5,458,735
Amounts transferred to income statement	-	30,694	82,638
Income taxes	-	(672,596)	(2,229,766)
Financial Assets Measured At Fair Value Through Other Comprehensive Income	475,809	-	-
Financial Assets Measured At Fair Value Through Other Comprehensive Income	388,481	-	-
Gains (Losses) on financial assets previously classified as available-for-sale and reclassified to the income statement (net)	7,982	-	-
Gains (Losses) on financial assets previously classified as available-for-sale and reclassified to reserves (net)	296,802	-	-
Income taxes	(217,456)	-	-
Cash flow hedges	83,158	46,951	413,958
Valuation adjustments	140,811	73,238	761,423
Amounts transferred to income statement	(6,767)	-	1,580
Income taxes	(50,886)	(26,287)	(349,045)
Net investment hedge	-	-	634,207
Net investment hedge	-	-	1,209,338
Income taxes	-	-	(575,131)
Translation adjustments investment abroad	-	-	(634,207)
Exchange on investments Abroad	-	-	(634,207)

Other Comprehensive Income that will not be Reclassified to net Income:	(366,660)	(620,903)	(941,833)
Defined benefits plan	(366,660)	(620,903)	(941,833)
Defined benefits plan	(418,768)	(992,156)	(1,568,122)
Income taxes	52,108	371,253	626,289

Total Comprehensive Income	12,992,225	9,711,480	10,248,650

Attributable to the parent	12,774,784	9,497,496	10,118,295
Attributable to non-controlling interests	217,441	213,984	130,355
Total Comprehensive Income	12,992,225	9,711,480	10,248,650

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

 (Thousand of Brazilian Reais - R$)

		Stockholders´ Equity Attributable to the Parent
									Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total Stockholders´ Equity	Available- for-sale Financial Assets	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non- controlling Interests	Total Stockholders' Equity
Balance at December 31, 2015		57,000,000	24,388,967	(423,953)	(1,017,000)	9,783,740	(6,200,000)	83,531,754	(2,645,417)	-	(1,141,644)	1,493,577	(1,838,048)	79,400,222	435,062	79,835,284

Total comprehensive income		-	-	-	-	7,334,563	-	7,334,563	3,311,607	-	(941,833)	(634,207)	1,048,165	10,118,295	130,355	10,248,650
Net profit		-	-	-	-	7,334,563	-	7,334,563	-	-	-	-	-	7,334,563	130,355	7,464,918
Other comprehensive income		-	-	-	-	-	-	-	3,311,607	-	(941,833)	(634,207)	1,048,165	2,783,732	-	2,783,732
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	3,311,607	-	-	-	-	3,311,607	-	3,311,607
Pension plans		-	-	-	-	-	-	-	-	-	(941,833)	-	-	(941,833)	-	(941,833)
Translation adjustments investment abroad		-	-	-	-	-	-	-	-	-	-	(634,207)	-	(634,207)	-	(634,207)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	-	1,048,165	1,048,165	-	1,048,165
Appropriation of net income from prior years		-	9,783,740	-	-	(9,783,740)	-	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	28.b	-	(6,200,000)	-	-	-	950,000	(5,250,000)	-	-	-	-	-	(5,250,000)	-	(5,250,000)
Share based compensation	40.b	-	(35,463)	-	-	-	-	(35,463)	-	-	-	-	-	(35,463)	-	(35,463)
Treasury shares	28.d	-	-	(90,031)	-	-	-	(90,031)	-	-	-	-	-	(90,031)	-	(90,031)
Capital restructuring		-	-	(50)	-	-	-	(50)	-	-	-	-	-	(50)	-	(50)
Treasury shares income	28.d	-	(11,574)	-	-	-	-	(11,574)	-	-	-	-	-	(11,574)	-	(11,574)
Other	28.a	-	(44,344)	-	-	-	-	(44,344)	-	-	-	-	-	(44,344)	160,087	115,743
Balance at December 31, 2016		57,000,000	27,881,326	(514,034)	(1,017,000)	7,334,563	(5,250,000)	85,434,855	666,190	-	(2,083,477)	859,370	(789,883)	84,087,055	725,504	84,812,559

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

 (Thousand of Brazilian Reais - R$)

Total comprehensive income		-	-	-	-	8,924,064	-	8,924,064	1,147,384	-	(620,903)	-	46,951	9,497,496	213,984	9,711,480
Net profit		-	-	-	-	8,924,064	-	8,924,064	-	-	-	-	-	8,924,064	213,984	9,138,048
Other comprehensive income		-	-	-	-	-	-	-	1,147,384	-	(620,903)	-	46,951	573,432	-	573,432
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	1,147,384	-	-	-	-	1,147,384	-	1,147,384
Pension plans		-	-	-	-	-	-	-	-	-	(620,903)	-	-	(620,903)	-	(620,903)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	-	46,951	46,951	-	46,951
Appropriation of net income from prior years		-	7,334,563	-	-	(7,334,563)	-	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	28.b	-	(5,250,000)	-	-	-	(1,050,000)	(6,300,000)	-	-	-	-	-	(6,300,000)	-	(6,300,000)
Share based compensation	40.b	-	37,161	-	-	-	-	37,161	-	-	-	-	-	37,161	-	37,161
Treasury shares	28.d	-	(744,419)	365,643	-	-	-	(378,776)	-	-	-	-	-	(378,776)	-	(378,776)
Capital restructuring		-	-	(49)	-	-	-	(49)	-	-	-	-	-	(49)	-	(49)
Treasury shares income	28.d	-	(2,498)	-	-	-	-	(2,498)	-	-	-	-	-	(2,498)	-	(2,498)
Other		-	(289,682)	-	-	-	-	(289,682)	-		-	-	-	(289,682)	(502,594)	(792,276)

Balance at December 31, 2017	57,000,000	28,966,451	(148,440)	(1,017,000)	8,924,064	(6,300,000)	87,425,075	1,813,574	-	(2,704,380)	859,370	(742,932)	86,650,707	436,894	87,087,601

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

 (Thousand of Brazilian Reais - R$)

		Stockholders´ Equity Attributable to the Parent
									Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total Stockholders´ Equity	Available- for-sale Financial Assets	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non- controlling Interests	Total Stockholders' Equity
Balance at December 31, 2017		57,000,000	28,966,451	(148,440)	(1,017,000)	8,924,064	(6,300,000)	87,425,075	-	1,813,574	(2,704,380)	859,370	(742,932)	86,650,707	436,894	87,087,601
Effects of IFRS 9 first adoption		-	(1,245,023)	-	-	-	-	(1,245,023)	-	(296,802)	-	-	-	(1,541,825)	-	(1,541,825)
Balance at January 1, 2018		57,000,000	27,721,428	(148,440)	(1,017,000)	8,924,064	(6,300,000)	86,180,052	-	1,516,772	(2,704,380)	859,370	(742,932)	85,108,882	436,894	85,545,776

Total comprehensive income		-	-	-	-	12,582,477	-	12,582,477	-	475,809	(366,660)	-	83,158	12,774,784	217,441	12,992,225
Net profit		-	-	-	-	12,582,477	-	12,582,477	-	-	-	-	-	12,582,477	217,441	12,799,918
Other comprehensive income		-	-	-	-	-	-	-	-	475,809	(366,660)	-	83,158	192,307	-	192,307
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	-	475,809	-	-	-	475,809	-	475,809
Pension plans		-	-	-	-	-	-	-	-	-	(366,660)	-	-	(366,660)	-	(366,660)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	-	83,158	83,158	-	83,158

Appropriation of net income from prior years		-	8,924,064	-	-	(8,924,064)	-	-	-	-	-	-	-	-	-	-
Own Instrument Acquisition Option		-	106,440	-	-	-	-	106,440	-	-	-	-	-	106,440	(106,440)	-
Dividends and interest on capital	28.b	-	(6,300,000)	-	-	-	(300,000)	(6,600,000)	-	-	-	-	-	(6,600,000)	-	(6,600,000)
Share based compensation		-	(17,854)	-	-	-	-	(17,854)	-	-	-	-	-	(17,854)	-	(17,854)
Treasury shares	28.d	-	-	(312,305)	-	-	-	(312,305)	-	-	-	-	-	(312,305)	-	(312,305)
Capital restructuring	28.d	-	-	(687)	-	-	-	(687)	-	-	-	-	-	(687)	-	(687)
Treasury shares income	28.d	-	(15,868)	-	-	-	-	(15,868)	-	-	-	-	-	(15,868)	-	(15,868)
Other		-	(40,517)	-	-	-	-	(40,517)	-	-	-	-	-	(40,517)	44,690	4,173
Balance at December 31, 2018		57,000,000	30,377,693	(461,432)	(1,017,000)	12,582,477	(6,600,000)	91,881,738	-	1,992,581	(3,071,040)	859,370	(659,774)	91,002,875	592,585	91,595,460

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENT OF CASH FLOWS

 (Thousand of Brazilian Reais - R$)

	Note	2018	2017	2016
1. Cash Flows From Operating Activities
Consolidated profit for the year		12,799,918	9,138,048	7,464,918
Adjustments to profit		14,765,404	17,015,113	20,143,702
Depreciation of tangible assets	12	1,216,704	1,190,967	1,154,588
Amortization of intangible assets	14	523,255	471,280	328,051
Impairment losses on other assets (net)		508,310	456,711	114,321
Provisions and Impairment losses on financial assets (net)		14,713,039	15,647,539	16,026,187
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale	42&43	(156,258)	324,385	(90,889)
Income from companies accounted by the equity method	11	(65,958)	(71,551)	(47,537)
Changes in deferred tax assets and liabilities	24.d	(1,594,440)	(406,395)	5,343,885
Monetary Adjustment of Escrow Deposits		(664,003)	(637,124)	(749,040)
Recoverable Taxes		(222,402)	(210,834)	(215,228)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		-	-	2,289,849
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		1,173,757	33,691	(3,924,662)
Other		(666,600)	216,444	(85,823)
Net (increase) decrease in operating assets		(79,913,313)	(16,745,263)	(59,866,978)
Balance with the Brazilian Central Bank		16,629,126	(7,043,255)	60,163,587
Financial assets held for trading		-	44,950,707	(80,367,944)
Financial Assets Measured At Fair Value Through Profit Or Loss		(8,791,116)	-	-
Other Financial Assets Measured At Fair Value Through Profit Or Loss		1,692,154	18,988	457,419
Financial Assets Measured At Fair Value Through Profit Or Loss Held for Trading		(16,412,738)	-	-
Non-Trading Financial Assets Mandatorily Measured at Fair Value Through Profit or Loss		(419,851)	-	-
Available-for-sale financial assets		-	(27,214,188)	9,976,210
Financial Assets Measured At Fair Value Through Other Comprehensive Income		(4,323,459)	-	-
Loans and receivables		-	(30,256,590)	(43,422,496)
Financial Assets Measured At Amortized Cost		(75,906,801)	-	-
Held to maturity investments		-	(26,266)	(449,792)
Other assets		7,619,372	2,825,341	(6,223,962)
Net increase (decrease) in operating liabilities		64,293,934	44,163,382	43,247,080
Financial liabilities held for trading		-	(2,297,323)	9,232,101
Financial Liabilities Measured At Fair Value Through Profit Or Loss held for trading		1,616,446	-	-
Financial Liabilities Measured At Fair Value Through Profit Or Loss		1,946,056	-	-
Financial liabilities at amortized cost		57,833,935	43,702,283	32,696,894
Other liabilities		2,897,497	2,758,422	1,318,085
Tax paid	24.a	(3,668,571)	(3,280,230)	(4,240,115)
Total net cash flows from operating activities (1)		8,277,372	50,291,050	6,748,607

2. Cash Flows From Investing Activities
Investments		(3,157,794)	(2,197,918)	(1,945,372)
Capital increase in Investments in associates and Joint Ventures	11	(36,051)	(34,154)	(3,105)
Acquisition of subsidiary, less net cash in the acquisition		(111,224)	(275,091)	(392,998)
Tangible assets	12.a	(1,394,299)	(1,106,406)	(873,140)
Intangible assets		(1,616,222)	(738,554)	(670,576)
Corporate Restructuring	10	2	(43,713)	(5,553)
Disposal		797,716	744,913	677,088
Capital reduction of investee in joint control	11.b	-	-	76,860
Tangible assets	12&42	122,009	37,467	42,226
Non - current assets held for sale	10	563,607	434,553	208,232
Dividends and interest on capital received		112,100	272,893	349,770
Total net cash flows from investing activities (2)		(2,360,078)	(1,453,005)	(1,268,284)

3. Cash Flows From Financing Activities
Acquisition of own shares	28.d	(312,305)	(378,776)	(90,031)
Issuance of Debt Instruments Eligible to Compose Capital	20	9,347,750	-	-
Issuance of other long-term financial liabilities	18	73,765,081	59,663,420	50,313,469
Dividends and interest on capital paid		(6,076,073)	(5,652,081)	(3,210,762)
Payments of other long-term financial liabilities	18	(78,903,009)	(97,009,957)	(56,164,769)
Payments of subordinated liabilities	19	(544,566)	-	(8,362,652)
Payments of interest of Debt Instruments Eligible to Compose Capital	20	(683,783)	(623,146)	(701,671)
Net increase in non-controlling interests	27	55,869	(296,184)	23,909
Capital Increase in Subsidiaries, by Non-Controlling Interests	27	48,000	-	-
Total net cash flows from financing activities (3)		(3,303,036)	(44,296,724)	(18,192,507)
Exchange variation on Cash and Cash Equivalents (4)		-	-	(2,289,849)

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENT OF CASH FLOWS

 (Thousand of Brazilian Reais - R$)

Net Increase in Cash (1+2+3+4)		2,614,258	4,541,321	(15,002,033)
Cash and cash equivalents at beginning of year		22,670,902	18,129,581	33,131,614
Cash and cash equivalents at end of year		25,285,160	22,670,902	18,129,581

Cash and cash equivalents components
Cash and Balances With The Brazilian Central Bank	4	19,463,587	20,642,321	14,683,735
Loans and other	5	5,821,573	2,028,581	3,445,846
Total of cash and cash equivalents		25,285,160	22,670,902	18,129,581

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale	10	785,139	524,497	834,903
Dividends and interest on capital declared but not paid	28.b	4,800,000	4,455,000	4,750,000
Supplemental information
Interest received		70,831,205	73,094,248	75,818,511
Interest paid		(29,796,455)	(37,948,828)	(46,051,070)

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

1.	Introduction, basis of presentation of the consolidated financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerate (Conglomerate Santander) under the authority of the Brazilian Central Bank (Bacen), established as a corporation, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, loans and advances, mortgage loans, leasing, credit card operations and foreign exchange. Through its subsidiaries, the Bank also operates in the payment institution, leasing, shares club management, securities and insurance brokerage operations, capitalization and pension plan. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them, they are conducted in the normal course of business and under commutative conditions.

The consolidated financial statements for the year ended on December 31, 2018, were authorized to be issued by the Board of directors at the meeting held on February 25, 2019.

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

c) Other information

c.1) Adoption of new standards and interpretations

Since January 1, 2018, the Bank has adopted the new rule IFRS 9 and IFRS 15.

• IFRS 9 – Financial Instruments: issued in its original format in July 2014, the IASB - International Accounting Standards Board approved the IFRS 9, which replaces the IAS 39 Financial Instruments, according to the guidelines arising from the G-20 (group composed by the finance ministers from 20 of the largest economies in the world) meeting, held in April 2009, establishing the financial instruments recognition and measurement.

i. Transition

As permitted by the transitional provisions of IFRS 9, the Group elected not to restate comparative figures. Any adjustments to the carrying amounts of financial assets and liabilities at the date of transition were recognised in the opening retained earnings and other reserves of the current period. The Group has also elected to continue to apply the hedge accounting requirements of IAS 39 on adoption on IFRS 9.

Consequently, for notes disclosures, the consequential amendments to IFRS 7 disclosures have also only been applied to the current period. The comparative period notes disclosures repeat those disclosures made in the prior year.

ii. Financial assets and liabilities

Initial recognition and measurement

The Bank recognizes initially the loans and advances, deposits, debt instruments issued and subordinated liabilities at the date of origin.

All other financial instruments (including regular financial assets purchases and sales) are recognized at the date of trade which corresponds to when the Bank entered into the agreement.

A financial asset or liability is measured initially at fair value, added, in the case of an item not measured at fair value, by transaction cost directly attributable to its acquisition or issuance.

iii. Classification

Financial assets

On the initial recognition a financial asset is classified as measured at amortized cost, fair value through other comprehensive income and fair value through profit or loss.

A financial asset is measured at amortized cost if the following conditions are met and if it is not classified as measured at fair value through profit and loss:

• The asset is held in a business model which its purpose is to hold assets in order to collect their cash flows;

• The agreement terms of the financial asset generate, in specific dates, cash flows which referred exclusively to the payment of principal and interests.

A debt instrument is measured at fair value through other comprehensive income if the following conditions are met and if it is not classified as measured at fair value through profit and loss:

• The asset is held in a business model which its purpose is to hold assets in order to collect their cash flows and the disposal of financial assets; and

• The agreement terms of the financial asset generate, in specific dates, cash flows which referred exclusively to the payment of principal and interests.

On the initial recognition of an equity instrument not held for trading, the Bank may choose in an irrevocable way to recognize the subsequent fair value changes in Other Comprehensive Income (OCI). This option is made considering each investment individually. The option was not used by the Bank.

All other financial assets are classified as measured at fair value through profit and loss (FVPL).

Besides that, on the initial recognition, the Bank may irrevocably classify as measured at fair value through profit and loss a financial asset which, in other way, meet the requirements to be measured at amortized cost or at fair value through other comprehensive income if this classification eliminates or reduces substantially an accounting mismatch that could ever exist. This option was not used by the Bank.

iv. Business model evaluation

The Bank evaluates the purpose of its business models in which the assets are held in the portfolio level to evaluate the way the business is managed and information is provided to the Management. The information considered are:

• Defined policies and goals for the portfolio and the application of such policies. Highlighting, if Management’s strategy is focused on receiving contractual interest income, it should maintain a specific interest rate profile, or to adequate the assets duration;

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

• How the portfolio performance is evaluated and how it is reported to the Bank Management;

• The risks that affects the business model performance (and financial assets held in that business model) and how those risks are managed;

• How the business managers are compensated – for example – if the compensation is related to the fair value of the assets or in the contractual cash flows received;

• The frequency, volume and the moment of the sales in previous periods, the reason of such sales and their expectation over future sales. The information regarding sales activity should not be considered in isolation, but as part of a general evaluation of how the goal defined by the Bank to manage the financial assets is being achieved.

The financial assets held for trading or managed, which performance is evaluated based on the fair value, are measured at fair value through profit and loss once they are not held to receive the contractual cash flows nor to receive the contractual cash flows and financial assets sale.

v. Evaluation to determine if the contractual cash flows refer exclusively to principal and interest payments

For the purpose of this evaluation, “principal” is defined as the fair value of financial asset on the initial recognition. “Interests” are defined as the consideration for the value of the currency in time and to the credit risk associated to the amount of principal during a specific period and for other risks and loans basic costs (for example, liquidity risk and administrative costs) as well as for the profit margin.
To evaluate if the contractual cash flows refer exclusively to the payment of principal and interests, the Bank considers the contractual terms of the instrument. This includes evaluating whether the financial asset contains a contractual term that could change its deadline or the contractual cash flows in a way that it would not meet this condition. When carrying out the evaluation, the Bank considers:

• contingent events that could change the cash flows amount and deadline;

• leverage;

• prepayment deadlines and extension;

• terms that limit the Bank rights over the cash flows; and

• resources that modify the consideration of the currency value in time - for example, periodic readjustment of interest rates.

vi. Reclassification of the Financial Assets Categories

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Bank changes its business model to manage its financial assets.

vii. Financial assets write-off

The Bank writes-off a financial asset when the asset´s contractual cash flow expires or when the Bank transfers the rights to receive the contractual cash flow in a transaction which essentially all risks and benefits of the financial asset property are transferred or that the Bank does not transfer nor keep substantially all risks and benefits of the financial asset property and does not control it.

In the event of a financial asset written-off, the difference between the book value of the asset (or the book value allocated to the part of the asset written-off) and the sum of (i) the payments received (including any other obtained asset, deducted by any liability assumed) and (ii) possible gains or losses accumulated recognized in “Other comprehensive income” is registered in the income statement.

From the aforementioned adoption date of the IFRS, possible gains/losses accumulated and recognized in “Other comprehensive income” related to the equity instruments designated at fair value through other comprehensive income are not registered in the income statement through write-off of such instruments.

The Bank carries out transfer operations of assets recognized in its financial statement but keep all or substantially all risks and benefits of the assets transferred or part of them. In this case, the transferred assets are not written-off. Examples of such operations include assignments of loan portfolios with substantial retention of risks and benefits.

Transfer operations in which the Bank does not maintain or transfer substantially all risks and benefits of a financial asset property or retain its control, the Bank continues to recognize the asset in the extent of its continuous involvement, determined by the extent of the its exposure to changes in the asset value transferred.

viii. Financial Liabilities write-off

The Bank writes-off a financial liability when its contractual obligations are extinct, canceled or expired.

ix. Effective interest rate

The effective interest rate is the rate used to discount exclusively the payments or receipts of estimated cash flow during the expected life time of the financial asset or liability to the gross accounting value of a financial asset (that is, its amortized cost before any impairment provision) or the amortized cost of a financial liability. The calculation includes transaction costs, premium or discounts and interest rates paid or received that are parties of the effective interest rate, such as origin rates.

1. Changes in the financial assets and liabilities

i. Financial assets

If the terms of a financial asset are modified, the Bank assess if the its cash flows are substantially different. If the cash flows are substantially different, the contractual rights to the cash flows of the original financial asset are considered matured. In this case, the original financial asset is written-off and a new financial asset is recognized at fair value.

If the cash flow of the modified asset measured at amortized cost are not substantially different, the modification does not result in the write-off of the financial asset. In this case, the Bank recalculates the gross accounting value of the financial asset and recognizes the value derived from the adjustments to the accounting value as gain or loss from the modification in the income statement. If a modification of this nature is made due to financial difficulties of the debtor, gains or losses are presented in conjunction with impairment losses. In other cases, they are presented as interest income.

Interest income

The interest income is calculated applying the effective interest rate to the gross book value of the financial assets, except:

(a) Impaired financial assets acquired or originated for those which the effective original adjusted interest rate to credit is applied to the amortized cost of the financial asset.

(b) Impaired financial assets acquired or originated, but posteriorly presented a default event (or “stage 3”), for which the interest income is calculated applying the effective interest rate to the amortized cost net of provision.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Equity instruments

Equity instruments are instruments that comply with the definition of equity in the issuer point of view, that is, instruments that do not have contractual obligation of payment and that highlight residual interest in the issuer’s equity. Examples of equity instruments include common shares.

Usually the Bank measures all equity instruments at fair value directly against profit and loss, except in cases where the Bank’s Management chooses, at the moment of the initial recognition, the irrevocable designation as fair value through other comprehensive income. When the Bank’s policy accepts to designate capital investments as FVOCI, when such investments are maintained for other purposes that do not generate investment yield, the fair value gains or losses are recognized in OCI and are not subsequently reclassified to income statement, including when the asset is written off. The impairment losses (and their reversals) are not registered separately from other fair value changes. Dividends, when they represent a yield from such investments, continue to be recognized in the income statement with other yields when the Bank has the right to receive payments.

The gains and losses on equity investments at FVPL are included in the heading “Financial assets at fair value through profit or loss” in the Income Statement.

Financial liabilities

The Bank writes-off a financial liability when its terms are modified, and the cash flows are substantially different. In this case a new financial liability is recognized at fair value based in the modified terms. The difference between the book value of the extinct financial liability and the new financial liability with modified terms is recognized in the income statement.

Offset

The financial assets and liabilities are offset, and the net value presented in the financial statement when, and only when, the Bank currently has the right to legally offset the amounts and the intention to settle them together or realize the asset and liability simultaneously.

Incomes and expenses are presented offset only when it is allowed by IFRS rules or for gains or losses derived from similar group of operations, as in the Bank’s trading activity.

ii. Fair value measurement

The “fair value” corresponds to the price that would be received in the sale of an asset or payment of a liability in a transaction organized between participants of the market at the date of measurement in the main market or, in its absence, in the most advantageous market which the Bank has access at that date. The fair value of a liability reflects its risk of default.
When it is available, the Bank measures the fair value of an instrument based on the price quoted in an active market for that instrument. The market is considered active if the operations regarding the asset or liability occurred regularly and with volume enough to provide information about prices in a continuous way.

If there is no quoted price in an active market, the Bank uses evaluation techniques to maximize the use of relevant observable information and minimize the use of non-observable information. The technique chosen includes all factors that would be considered by the market participants in the pricing of an operation.

The best evidence of the fair value of a financial instrument, at the initial recognition, correspond to the regular price of operation – that is, the fair value of the consideration paid or received. If the Bank determines that the fair value, at the initial recognition, differs from the operation price and the fair value is not a quoted price in an active market for an identical asset or liability nor based on an evaluation technique in which non-observable information are considered irrelevant related to the measurement, the financial instrument will be initially measured at fair value, adjusted to defer the difference between the fair value at the initial recognition and the operation price. This difference is subsequently reorganized in the income statement properly based on the instrument lifetime, but not before the evaluation is fully supported by observable market information or the operation becomes closed.

If an asset or liability measured at fair value has a purchase or sale price, the Bank measures its assets and long positions at the purchase price and the liabilities and short positions at the sale price.

The fair value of an on demand resource financial liability (demand deposit, for example) is not inferior to the value to pay on demand, discounted from the date that the payment could be required.

iii. Impairment

The Bank registers impairment provisions of credit expected related to the following financial instruments not measured at fair value through profit and loss:

• financial assets that are debt instruments;

• lease payments receivable;

• issued financial warranties contracts; and

• issued loan commitments.

No impairment loss is registered for equity instruments.

The Bank measures the loss allowance at a value equal to credit losses during the lifetime, except for the following instruments, for which are registered 12-month expected credit losses:

• debt instruments that present low credit risk at the closing date; and

• other financial instruments (except amounts lease payments receivable) in which the credit risk did not substantially increase since their initial recognition.

The allowance for losses on lease operations are always measured at the value equal to the expected credit loss during their lifetime.

iv. Measurement of expected credit losses

The expected credit losses are a weighted estimate of credit loss probability. They are measured as follows:

• financial assets not subjected to impairment at the closing date: as the present value of all cash insufficiencies that is, the difference between the cash flows due and the cash flows that the Bank expects to receive;

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

• financial assets subjected to impairment at the closing date: as the difference between the gross book value and the present value of estimate cash flows;

• loan commitments to be released: as the present value of the difference between the contractual cash flows due for the Bank in case of the totally usage of the commitment and the cash flows that the Bank expects to receive; and

• financial warranty contracts: expected payments to reimburse the owner deducted by the amount that the Bank expects to recover.

v. Modified assets

If the terms of a financial asset are not renegotiated or modified or an existing financial asset is replaced by a new asset due to financial difficulties of the debtor, it is necessary to evaluate if the financial asset should be written-off and the expected credit losses are measured as follow:

• If the expected restructuring results in the write-off of the existing asset, the expected cash flows coming from the modified financial asset are included in the calculation of the cash flow insufficiency of the existing asset.

• If the expected restructuring does not result in the write-off of the existing asset, the expected fair value of the new asset is treated as final cash flow of the existing financial asset at the moment its written-off.

This amount is included in the calculation of cash insufficiency discounted from the estimate date of write-off until the closing date, using the original effective interest rate of the existing financial asset.

vi. Determining significant increases in credit risk

At each financial statement reporting date, the Bank evaluates whether the financial assets measured at amortized cost and the debt financial instruments measured at fair value through other comprehensive income are subjected to impairment, as others financial instruments subject to such assessment.

A financial asset is “subjected to impairment” when one or more events which impact negatively the future cash flows estimate of the financial asset occurs.

The evidence that a financial asset is subject to impairment includes the following observable information:

• significant financial difficulty of the debtor or issuer;

• delays of its contractual obligations;

• breach of contract, like default or delay;

• the restructuring of a loan or advance by the Group in conditions that the Group does not consider as interesting to evaluate;

• the probability that the debtor goes bankrupt or in a financial reorganization; or

• the disappearance of an active market for securities due to financial difficulties.

A financial instrument that has been renegotiated due to the financial deterioration of the borrower is generally considered as subject to impairment unless there might be an evidence that the risk of not receiving the contractual cash flow has been significantly reduced and there is no other impairment indicator.

vii. Presentation of expected credit losses in the financial statements

The allowance for expected credit losses is presented in the financial statements as follow:

• financial assets measured at amortized cost: as a deduction on the gross book amount of the assets;

• loans commitments and financial warranty contracts: generally, as a provision; and

• debt instruments measured at fair value through other comprehensive income: no loss provision is registered in the financial statements, because the book amount of such assets corresponds to the fair value.

viii. Impairment objective evidence

In each closing date, the Bank evaluates the existence of the objective evidence that the financial assets not measured at fair value through profit and loss become impaired. A financial asset or group of financial assets are impaired when objective evidences have shown that the event of loss occurred after the asset’s initial recognition and the event of loss impacted the asset’s future cash flows that could be estimated safely.

Objective evidences that the financial assets are impaired include:

• significative financial difficulty of a debtor or issuer;

• default or arrears by a debtor;

• the restructuring of a loan or advance by the Bank in conditions the Bank would not consider as interesting to evaluate;

• indication that a debtor or issuer could go bankrupt;

• the disappearing of an active market for a financial asset; or

• observable information related to a group of assets, such as changes in the payment status from the borrowers or issuers in the group, or economic conditions correlated to the group’s default.

Loans that has been renegotiated due to the financial deterioration of the borrower is generally considered as impaired unless there might be an evidence that the risk of not receiving the contractual cash flow has been significantly reduced and there is no other impairment indicator.

All loans and advances and investment securities at amortized cost, individually significant were submitted to an impairment test. Loans and advances and investment securities at amortized cost not considered as individually significant were collectively submitted to the impairment test through the grouping of loans and advances and investment securities at amortized cost with similar characteristics of credit risk.

ix. Individual or collective evaluation

An individual impairment measurement was based on the Management’s best estimate of the cash flows present value expected to receive. When estimating these cash flows the Management uses its judgment related to the financial situation of a debtor and to the net realizable value of any underlying collateral. Each impaired asset was evaluated in terms of their merits, since the test strategy and the cash flows estimated considered recoverable were approved by Credit Risk.

When assessing a need for collective allowance for losses, Management considered factors such as credit quality, portfolio size, concentration and economic factors. In order to estimate the provision needed, assumptions were established to define how the inherent losses were modeled and to determine the parameters of necessary information, based on the historic experience and current economic conditions.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

x. Impairment measurement

The impairment losses for assets measured at amortized cost were calculated as the difference between the book value and the present value of the future cash flow estimated, discounted by the asset’s original effective interest rate. The impairment losses for asset classified as available for sale by the other comprehensive income were calculated as the difference between the book value and the fair value.

xi. Impairment reversal

For asset measured at amortized cost: If an event occurred after the impairment caused the reduction in the impairment loss value, the reduction will be reverted in the income statement.

For securities classified as available for sale by the other comprehensive income: If, in a subsequent period, the fair value of a debt security impaired has increased and this event can be reliably linked to an event occurred after the impairment recognition, the impairment loss value reduced was reverted in the income statement; otherwise, any increase in the fair value is recognized in the other comprehensive income.

Any subsequent recovery of the equity instrument fair value classified as available for sale and reduced by impairment was recognized at any time in other comprehensive income.

The conciliation of stockholders' equity resulting from the initial adoption of IFRS 9 is as follows:

Equity conciliation

Equity before IFRS 9 adjustments - 12/31/2017	87,087,601
Allowance for loan losses	(2,149,051)
Provision for contingent liabilities	(674,513)
Re-measurement of assets arising from the new categories	17,806
Others	237,867
Deferred tax	1,026,066
Equity after IFRS 9 adjustments - 1/01/2018	85,545,776

2. Designation at fair value through profit and loss

i. Financial Assets

At the initial recognition, the Bank has determined specific financial assets to be measured at fair value through profit or loss, once this determination quits or significantly decreases an accounting mismatch that could occur.

3. Values of expected credit losses

Information, assumptions and techniques used in the impairment estimate

i. Classification of financial instruments by stages

The financial instruments portfolio subject to impairment is divided by three levels, based on the stage of each instrument related to credit risk level:

- Stage 1: It is understood that a financial instrument in this phase has not a significant increase in its risk since the initial recognition. The provision for this asset represents the expected loss resulting from possible non-compliance during the next 12 months from the report date;

- Stage 2: If it is identified a significant increase in the risk since the initial recognition, without materializing deterioration, the financial instrument will be framed within this stage. In this case, the value related to the provision for expected default losses reflects the estimate loss of the financial instrument residual life. For the evaluation of the significant increase of credit risk, quantitative indicators used in the regular management of credit risk will be used, as well as other qualitative variables, such as the indication of an operation not impairment if it is considered as refinancing operations or operations included in a special agreement; and

- Stage 3: A financial instrument is registered in this stage when it shows effective deterioration signals as a result from one or more events already occurred and that materialize them in a loss. In this case, the value referred to the provision for losses reflected the expected losses by credit risk during the expected residual life of the financial instrument.

ii. Impairment estimate methodology

The expected loss measurement is made through the following factors:

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

- Loss Given Default (LGD): is the loss produced in the event of default. In other words, this reflects the percentage of exposure that could not be recovered in the event of a default. It depends mainly on the collateral, which is considered as credit risk mitigants associated with each financial asset, and the future cash flows that are expected to be recovered. According to the standard, forward-looking information must be taken into account in the estimation.

- Discount rate: the rate applied to the future cash flows estimated during the expected life of the asset, and which is equal to the net present value of the financial instrument at its carrying value.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

In order to estimate the above parameters, the Bank has applied its experience in developing internal models for parameters calculation both for regulatory and management purposes.

iii. Default definition

The Bank considers that a financial asset is defaulted when:

• it is likely that the debtor will not fully pay its credit obligations to the Bank; or

• the debtor has significant credit obligations to the Bank overdue for more than 90 days as a general rule.

Overdrafts are considered overdue if the client violates a recommended limit or has been granted a lower limit than the current outstanding amount.

When assessing whether a debtor is in default, the Bank considers indicators:

• qualitative - for example, violations of restrictive clauses (covenants);

• quantitative - for example, status of past due and non-payment of another obligation of the same issuer to the Bank; and

• based on information collected internally and obtained from external sources.

iv. Allowance for losses

The following tables present the reconciliations of the opening and closing balances of the provision for losses by category of financial instrument. The terms expected credit losses in 12 months, expected credit losses during the useful life and impairment losses are explained in the accounting practices note. The comparative values for 12/31/2017 represent a provision for loan losses and reflect the measurement basis in accordance with IAS 39.

R$ millions	Total
Allowance for loan losses - Balance 12/31/2017	18,261,638
Allowance for guarantees - Balance 12/31/2017	312,373
IAS 39 Balance at 12/31/2017	18,574,011
Initial adoption effect of IFRS 9 (Note 1.2i)	2,823,564
IFRS 9 Balance at 01/01/2018	21,397,575

As of January 1, 2018, the Allowance for Loan Losses balance related to IFRS 9 segregated by stages was represented by: Stage 1 – 20%, Stage 2 – 15% and Stage 3 – 65%. There was no significant changes on the segregation for December 31, 2018 (note 9.c).

4. Financial assets and liabilities

A. Classification of financial assets and liabilities at the initial adoption of IFRS 9

The table below shows the financial assets classified in accordance with IAS 39 and the new measurement categories in accordance with IFRS 9.

IFRS 9 adoption first adoption effects on the Financial Assets and Liabilities (In R$ Millions)		Original classification in accordance with IAS 39	Balance 12/31/2017	Reclassifications	Remeasurement	Balance 01/01/2018	New classification in accordance with IFRS 9
Financial Assets	IAS 39	Loans and receivables	355,246,574	354,317,416	-	354,317,416	Measured at Amortized cost
				492,429	5,197	497,626	Measured Mandatorily Measured At Fair Value Through Profit Or Loss
				436,729	(7,179)	429,550	Measured at Fair value through other comprehensive income
		Available-for-sale	85,823,384	4,762,234	3,791	4,766,025	Measured at Amortized cost
				79,954,513	-	79,954,513	Measured at Fair value through other comprehensive income
				1,106,637	15,997	1,122,634	Measured at Fair value through profit and loss
		Held to maturity investments	10,214,454	10,214,454	-	10,214,454	Measured at Amortized cost
		Held for trading	86,271,097	86,271,097	-	86,271,097	Measured at Fair value through profit and loss Held For Trading
		Other financial assets measured at fair value through profit and loss	1,692,057	1,692,057	-	1,692,057	Measured at Fair value through profit and loss
Total (1)			539,247,566	539,247,566	17,806	539,265,372

(1)	Does not include Provision for Losses on contingent liabilities and commitments.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

IFRS 9 adoption first adoption effects on the Financial Assets and Liabilities (In R$ Millions)		Original classification in accordance with IAS 39	Balance 12/31/2017	Reclassifications	Remeasurement	Balance 01/01/2018	New classification in accordance with IFRS 9
Financial liabilities	IAS 39	Held for trading	49,322,546	-	-	49,322,546	Measured At Fair Value Through Profit Or Loss Held For Trading
		Amortized cost	478,880,704	-	-	478,880,704	Measured at Amortized cost
Total			528,203,250	-	-	528,203,250

Revenue from Customers Contracts

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

• The IFRS 15’s basic principle consists in the fact that an entity recognizes revenues to describe the transference of products or services rendered to clients using the value that reflects the consideration which the entity expects to receive in return of such products or services rendered.

• After the analysis on the commissions/fees applied by the Banco Santander versus the IFRS 15 concepts, it was possible to conclude that there were no significant impact on the revenues current recognized, from the adoption of new norm on January 1, 2018.

Annual Improvements of IFRS

IAS 12 - Income Taxes - The issue relates to the presentation of income tax consequences of payments on, and issuing costs of, financial instruments that are classified as equity, whether an entity recognizes the relevant income tax consequences directly in equity or in profit or loss.

IAS 23 - Borrowing Costs - Clarify whether an entity transfers specific borrowings to the general borrowings pool once the construction of a qualifying asset is complete.

Standards and interpretations that will come into force after December 31, 2018

At the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively will come into force after December 31, 2018 and had not yet been adopted by the Bank are:

• IFRS 16 – Leasing contracts – Issued in January 2016 by IASB with the mandatory enforcement date since January 1st, 2019. As permitted by the specific transition provisions, Banco Santander will apply the standard retrospectively modified.

The Bank has conducted internal evaluation and concluded that the application of the regulations has the following effects:

•	The adoption of IFRS 16 will require changes in the Bank's accounting policies and will impact the recognition, measurement and presentation of certain balances recognized in the income statement and in the Financial Statement.

•	Banco Santander will choose to present the right of use assets as part of tangible assets and lease liabilities as other liabilities in the Financial Statement.

•	Banco Santander does not have rights-of-use assets that fall within the definition of investment properties.

The Bank leases several real estate and equipment. Predominantly, the lease contracts are carried out for fixed periods of about 5 years, however they may include extension options, as described below. The terms of the leases are negotiated individually and contain a wide range of different terms and conditions. Lease agreements do not contain restrictive clauses, but leased assets cannot be used as collateral for loans.

Estimates of time limits may vary according to contractual conditions, considering extension options, and also according to legal provisions. The Bank assumes that the fines for contractual termination charged before the maturity date does not compose a significant portion.

Leases are as a right of use asset and a corresponding liability is the data on which the rent is made available for use by the Group. The lease asset, recorded by the right of use, must be subsequently measured using the cost method. Interest rates decrease and are corrected by some remeasurement of liabilities. The liability, however, is developed by interest analysis and decreased by the amounts paid, with the respective counterparties in the income statement. Interest is calculated by applying an interest rate on the remaining liability balance.

In the first application of this standard, the Bank will use the following relevant items for payment:

•	The exclusion of initial direct costs for the measurement of the right to use asset on the date of initial application;

•	It was decided not to separate the service rendering component embedded in leasing contracts; and

•	The Bank also decided not to apply IFRS 16 to contracts that were not identified as containing a lease under IAS 17 and IFRIC 4 - Determination as to whether a Contract contains a Lease.

In addition, the following recognition exemptions will be adopted:

•	Accounting for operating leases with a remaining term of less than 12 months as of January 1, 2019 as short-term leases;

•	Accounting for operating leases whose underlying asset is of low value;

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Until 2018, leases of fixed assets, in which the Bank, as lessee, held substantially all the risks and benefits of the property were classified as finance leases. The balances presented are immaterial.

In adopting IFRS 16, the Bank will recognize lease liabilities involving leases that have already been classified as "commercial leases" in accordance with the principles of IAS 17 - Leases. These liabilities will be measured at the present value of the remaining lease payments as discounted through the lessee's incremental loan rate on January 1, 2019. The rate used to discount the portfolio was based on the funding cost without directing (of free credits), applied individually to each contract, according to projected estimates. The weighted average rate applied to lease liabilities on January 1, 2019 will be 8.11% p.y, with an estimated effect of the initial adoption is approximately R$2.4 billion in Tangible Assets - For Own Use and Financial Liabilities at Amortized Cost - Other Financial Liabilities.

• IFRS 17 - In May 2017, the Board issued the IFRS for insurance contracts to replace IFRS 4. IFRS 17 is implemented as of January 1, 2021. This standard is intended to demonstrate greater transparency and useful information in the financial statements, one of the main changes being the recognition of profits as the delivery of insurance services, in order to evaluate the performance of insurers over time. Since the implementation will be in 2021, the Management is still evaluating the possible impacts arising from the adoption of the new standard.

• IFRIC 23 - Published in June 2017 by the IASB, IFRIC 23 Uncertainty on the Treatment of Taxes on Profit has mandatory application as from January 1, 2019 and aims to clarify the procedures for applying the recognition and measurement requirements established in the IAS 12 of Taxes on Profit when there is uncertainty about the treatments to be adopted for the Taxes on Profit.

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

c.2.1) Critical estimates

The estimates and critical assumptions that have the most significant impact on the carrying amounts of certain assets, liabilities, revenues and expenses and the disclosure notes, are described below:

i. Allowance for loan losses

The carrying amount of impaired financial assets is adjusted by recording a provision for losses on debts of "Impairment Losses on Financial Assets (Net) - Financial Assets Measured At Amortized Cost" in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decrease and it can be related objectively to an event of recovery.

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

The deferred tax assets and liabilities recognized are reassessed at each financial statement date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the assessment performed. Under the current regulation, the expected tax credits carrying out is based on the Bank's projections of future results and based on technical study.

For more details see note 2.aa.

iii. Fair value measurement of certain financial instruments

Financial instruments are initially recognized at fair value, which is considered equivalent to the transaction price and those that are not measured at fair value through income statement are adjusted by the transaction costs.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Financial assets and liabilities are subsequently measured at each period-end by using valuation techniques. This calculation is based on assumptions, which take into consideration management's judgment based on existing information and market conditions at the date of financial statements.

Banco Santander classifies fair value measurements using a fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments between Level I, II or III.

Notes 2.e & 47.c8 present the sensitivity analysis and accounting policies for Financial Instruments, respectively.

iv. Provisions for pensions

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

Notes 2.x & 22.iii present the accounting policies for Post-employment benefits and sensitivity analysis, respectively.

v. Provisions for judicial and administrative proceedings

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

For additional details see note 13.

c.3) Capital management

Capital management considers the regulatory and economic information. The objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory body and contributing to achieve the goals of the classification of rating agencies and investors' expectations. The capital management includes securitization, assets disposal, raising capital through issue of shares, subordinated debts and hybrid instruments.

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

2.	Accounting policies and method of measurement

The accounting policies and method of measurement applied in preparing the consolidated financial statements were as follows:

a) Foreign currency transactions

The financial statements are presented in Brazilian Reais, the functional and reporting currency of Banco Santander and its subsidiaries.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

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

In the consolidated financial statements, interest in joint ventures and investments in associates are registered using the equity method, i.e. at the Bank’s share of net assets of the investee, after taking into consideration the dividends received from capital reductions and other related transactions. Relevant information regarding companies registered under the equity method by the Bank is provided in note 11.

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

• The excess of the acquisition cost over the fair value of the identifiable net assets acquired are recognized as goodwill (note 13). The excess of fair value of the identifiable net assets over the acquisition cost is an advantageous purchase gain and it is recorded as income on the date of the acquisition.

The note 3 includes a description of the most significant transaction carried out in 2018, 2017 and 2016.

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

• Investments in subsidiaries, jointly controlled entities and associates (note 3&11).

• Rights and obligations under employee benefit plans (note 22).

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

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

Financial assets are included for measurement purposes in one of the following categories:

• Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading: this category includes the financial assets acquired to generate short-term profit resulting from the fluctuation of its prices and financial derivatives not classified as hedging instruments, whose primary intention of the Bank is to trade them frequently.

• Financial Assets Measured At Fair Value Through Profit Or Loss: this category includes the financial assets that did not meet the pre-established criteria when evaluating the SPPI Test.

• Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss: this category includes the financial assets that at the time of initial designation was made the fair value option.

• Other Financial Assets At Fair Value Through Profit Or Loss (applicable for comparatives): this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group's key management personnel.

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

• Financial Assets Measured At Fair Value Through Other Comprehensive Income: are stated at fair value. This category does not include debt instruments classified as “Held-to-maturity investments” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”.

The results rising from changes in fair value are recognized at the Financial Assets Measured At Fair Value Through Other Comprehensive Income line in the Shareholders´ equity except for cumulative impairment losses which are recognized in statement of profit or loss. When the investment is sold or has evidences of decreases on the fair value due to impairment, the previously recognized result at the same Shareholders´ Equity line, mentioned above is reclassified to the statement of profit or loss.

• Financial Assets Measured At Amortized Cost: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheets at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

• Held-to-maturity investments(applicable for comparatives): this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity. These investments are measured at amortized cost less any impairment, with revenue recognized on an effective yield basis.

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following headings in the consolidated financial statements:

• Cash and balances with the Bacen: cash balances and balances receivable on demand relating to deposits with Bacen and credit institutions.

• Financial Assets Measured At Amortized Cost: includes the debit balances of all credit and loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

• Other Financial Assets At Fair Value Through Profit Or Loss: financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group's key management personnel.

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

• Hedging derivatives: includes the fair value of the Bank's liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

• Equity instruments: financial instruments issued by other entities, such as shares, with the nature of equity instruments for the issuer, except investments in subsidiaries, jointly controlled entities or associates. The shares of non-consolidated investment funds are included in this item.

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

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

“Financial Assets Measured At Amortized Cost” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) between the difference of the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

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

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial Assets Measured At Fair Value Through Profit Or Loss” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedge items (or hedging instruments) in fair value hedges, which are measured at fair value.

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

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a derivative measured at fair value through profit or loss.

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

For the accounting and disclosure of the hedge accounting structures as of December 31, 2018, the bank used the faculty of IFRS 9, to maintain the practices determined by IAS 39.

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

Offsetting Agreements and Obligations Settlement (CMN Resolution 3.263/2005) - The Bank has an agreement for the clearing and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in higher financial settlement guarantee, with the parties that have this modality of agreement. These agreements establish that payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations with the counterparty.

The following table provides details of financial assets and liabilities subject to offsetting at December 31, 2018, 2017 and 2016:

Thousand of reais			2018
Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	18,667,611	(304,165)	18,363,446
Repurchase agreements	44,836,491	-	44,836,491

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Derivatives	18,771,000	(304,165)	18,466,835
Repurchase agreements	101,647,013	-	101,647,013

Thousand of reais			2017
Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	17,262,888	-	17,262,888
Repurchase agreements	34,505,671	-	34,505,671

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Derivatives	16,677,486	-	16,677,486
Repurchase agreements	97,421,579	-	97,421,579

Thousand of reais			2016
Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	24,702,973	-	24,702,973
Repurchase agreements	47,528,393	-	47,528,393

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Derivatives	20,236,615	-	20,236,615
Repurchase agreements	129,817,727	-	129,817,727

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

iii. Debt or equity instruments classified as financial assets measured at fair value through other comprehensive income

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

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognized as lending to third parties and is therefore included under Financial Assets Measured At Amortized Cost in the consolidated financial statements.

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

m) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated financial statements at December 31, 2018, 2017 and 2016 is provided in note 44-d.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

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

i. Goodwill

In the acquisition and/or merger of investment in subsidiary, any difference between the investment cost and the investor's share in net fair value of assets, liabilities and contingent liabilities of the investee (subsidiary or affiliate) is accounted for in accordance with IFRS 3 "Business Combination".

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. Contracts that have been classified as insurance are not reclassified subsequently. The liability is derecognized when the contract expires or is cancelled.

All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts. Investment assumptions are either determined by the local regulator and based on management’s future expectations. In the latter case, the anticipated future investment yield is set by management, considering the available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities, is the annual long-term growth rate of the underlying assets.

At each financial statement date an assessment is made in order to verify whether the Mathematical provisions are adequate.

In the years ended December 31, 2018, 2017 and 2016, as determined by IFRS 4 - Contracts classification and subsequent amendments, the adequacy of the technical provisions constituted were evaluated through Liability Adequacy Test (LAP).

At December 31, 2018, the LAT indicated the need for the additional constitution of technical provisions amounted to R$215,754 (12/31/2017 - R$130,307 and 12/31/2016 - R$85,395) for Indemnity Funds for Benefit (FGB) plans.

r) Provisions for legal and administrative proceedings, commitments and other provisions

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

Provisions for the lawsuits and administrative proceedings are recorded when their risk of loss is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits, the legal opinion of the internal and external advisors, based on the best available information. For those lawsuits for which the risk of loss is possible, are not recorded and the information is disclosed in the financial statements and for the lawsuits for which the risk of loss is remote, no disclosure is required.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

ii. Commissions, fees and similar items

Fees and commission income and expenses are recognized in the income statement using criteria that vary according to their nature (note 35). The main criteria are as follows:

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

The provisions made for these transactions are recognized in the heading “Provisions - Provisions for contingent liabilities, commitments and other provisions” in the consolidated financial statements (note 23).

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

w) Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented in the consolidated financial statements. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 44-b contains information on the third-party assets managed by the Bank.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 22. For this type of plan, the sponsoring entity's obligation is to provide the benefits agreed with the former employees, assuming the potential actuarial risk that benefits will cost more than expected.

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

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

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

Under the current regulation, the expected realization of tax credits is based on the Bank's projections of future results and on technical study, as shown in Note 24.

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

Bank's Management began segregating the "Effects of Exchange Rates on Assets and Liabilities". Consequently, the corresponding figures of the Cash Flow Statements were reclassified for the years ended December 31, 16 with the objective of better presentation of this accounting item.

3.	Basis of consolidation

Below are highlighted the controlled entities and investment funds included in the consolidated financial statements of Banco Santander. Similar information regarding companies accounted by the equity method by the Bank is provided in Note 11.

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.			Participation %
	Activity		Consolidated
Banco Bandepe S.A. (1)	Bank		100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	-	99.99%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	-	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying club	-	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (formerly named as Atual Companhia Securitizadora de Créditos Financeiros) (Atual) (2)	Credit recovery services	-	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	-	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros) (formerly named as Santander Participações S.A.) (3)(4)(5)	Other activities	-	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet)	Payment Institution	-	88.50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	-	100.00%
Santander Brasil Establecimiento Financiero de Crédito S.A. (EFC)	Financial	-	100.00%
Santander Holding Imobiliária S.A. (formerly named Webcasas S.A.) (10)	Holding	-	100.00%
Santander Brasil Tecnologia S.A. (formerly named Produban Serviços de Informática S.A.) (21)	Technology		100.00%
Rojo Entretenimento S.A. (20)	Other Activities		94.60%
BEN Benefícios e Serviços S.A. (9)	Other Activities	-	100.00%
Esfera Fidelidade S.A. (22)	Other Activities	-	100.00%

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Return Capital Serviços de Recuperação de Créditos e Meios Digitais S.A. (formerly named Ipanema Empreendimentos e Participações S.A.) (11) (12)	Credit Management and Recovery Management		70.00%

Return Gestão de Recursos S.A. (formerly named Gestora de Investimentos Ipanema S.A.) (13)	Resource Manager	-	100.00%

Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	-	100.00%

Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Savings and annuities	-	100.00%
Evidence Previdência S.A.	Social Securities	-	100.00%

Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super Pagamentos) (14) (8)	Payment Institution	-	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (15)	Bank	-	60.00%
Banco PSA Finance Brasil S.A.	Bank	-	50.00%
Controlled by Olé Consignado
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	-	100.00%
Olé Tecnologia Ltda.	Other Activities	-	100.00%

Controlled by Santander Leasing
Si Distribuidora de Títulos e Valores Mobiliários S.A. (formerly named Santander Finance Arrendamento Mercantil) (6) (7)	Leasing		100.00%
Consolidated Investment Funds	Activity		Participation % Consolidated
Santander FIC FI Contract I Referenciado DI	Investment Fund		(a)
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund		(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund		(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund		(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund		(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund		(a)
Santander Fundo de Investimento Financial Curto Prazo	Investment Fund		(a)
Santander Fundo de Investimento Capitalization Renda Fixa	Investment Fund		(a)
Santander Paraty QIF PLC (16)	Investment Fund		(a)
Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (16)	Investment Fund		(a)
Prime 16 – Fundo de Investimento Imobiliário (formerly named BRL V – Fundo de Investimento Imobiliário - FII) (17)	Real Estate Investment Fund		(a)

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (18)	Investment Fund	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL V) (19)	Investment Fund	(a)
Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos (23)	Investment Fund	(a)

(a) Company over which the Bank is exposed, or has rights, to variable returns and have the ability to affect those returns through the power of decision, in accordance with IFRS 10 - Consolidated Financial Statements. Banco Santander and its subsidiaries holds 100% of the shares of these investment funds.

(1) In the EGM (Extraordinary general meeting) held on December 7, 2018, Banco Bandepe S.A. had its capital stock increased in the amount of R$2,000,000, passing from R$2,787,689 to R$4,787,689, divided into 3,589,334 (three million, five hundred and eighty-nine thousand and three hundred and thirty-four) common nominative shares without par value. The shareholder Banco Santander subscribed all the new issued shares and paid-in the shares corresponding to 50% of the capital increase, being that the shares subscribed and pending of payment will be paid-in pursuant to the conditions and term provided in law.

(2) On March 23, 2018, Atual Companhia Securitizadora de Créditos Financeiros had its name changed to Atual Serviços de Recuperação de Créditos e Meios Digitais S.A., and its share capital increased in R$150,000 passing the share capital to the amount of R$270,000, divided into 265,419,392 (two hundred and sixty-five million, four hundred and nineteen thousand and three hundred and ninety-two) ordinary common shares without par value, entirely held by Banco Santander.

(3) In the ESM (Extraordinary Shareholders’ Meeting) held on May 8, 2017, was approved the name change of Santander Participações S.A. to Santander Corretora de Seguros, Investimentos e Serviços S.A. In the same ESM, was approved the amendment to the company's corporate purpose. At the ESM held on August 31, 2017, a capital increase of R$17,652 was approved, in view of the version of the net assets of Santander Microcrédito, based on its book value at the date - based on June 30, 2017, entirely destined to the share capital account of Santander Corretora de Seguros, transferring the capital stock from the current R$1,700,000 to R$1,717,652, through the issuance of a total of 51,776 (fifty-one thousand, seven hundred and seventy-six) registered common shares with no par value that were subscribed and paid by Banco Santander on that date, the issue price was set at R$340.93 per share, calculated based on its book value, on the base date of August 31, 2017. On August 31, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Microcrédito by Santander Corretora de Seguros were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on June 30, 2017, all of the assets, rights and obligations of Santander Microcrédito. With the extinction of Santander Microcrédito the Santander Corretora de Seguros became its successor in all its rights and obligations.

(4) At the ESM (Extraordinary shareholder meeting) held on September 29, 2017, Santander Corretora de Seguros' shareholders' equity increase was approved in the amount of R$12,900, based on the net assets of Santander Brasil Advisory calculated based on its book value at base date of August 31, 2017, of which the amount of R$8,463 was allocated to the share capital account of Santander Corretora de Seguros, increasing the current capital from R$1,717,652 to R$1,726,115, by issuing a total of 37,554 (thirty-seven thousand, five hundred and fifty-four) nominative common shares with no par value that were subscribed and paid-in on that date by Banco Santander, the issue price was set at R$343.50 per share, calculated based on their respective carrying amounts, on the base date of August 31, 2017. On September 29, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Brasil Advisory by Santander Corretora de On September 29, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Brasil Advisory by Santander Corretora de Seguros were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on August 31, 2017, all of the assets, rights and obligations of Santander Brasil Advisory. With the extinction of Santander Brasil Advisory the Santander Corretora de Seguros became its successor in all its rights and obligations.

(5) On November 17, 2017, was formalized the acquisition by Banco Santander of the participation by Santusa Holding, S.L. (equivalent to 39.35%) in the share capital of Santander Serviços. Thus, Banco Santander becomes the holder of 99.99% of the shares of Santander Serviços. The amount of R$298,978 relating to goodwill was recorded. On November 30, 2017, Santander Serviços was merged into Santander Corretora de Seguros and on December 22, 2017, Santander Corretora de Seguros, Cia. de Ferro Ligas da Bahia - Ferbasa SA and Brazil Wind S.A. executed agreement for the sale of 100% of the shares issued by BW Guirapá I S.A. held by Santander Corretora de Seguros and Brazil Wind to Ferbasa. The basic price of the total sale was R$414,000, and an additional amount of up to R$35,000 may be paid if future targets stipulated in the Contract are met. This investment was written off and, consequently, the assets and liabilities of BW Guirapa I and its subsidiaries are no longer consolidated in the Conglomerate Balance Sheet as of January 1, 2018. On April 2, 2018, the transaction was concluded (Note 10).

(6) In the ESM held on December 17, 2018, was approved the change of corporate name of SI Distribuidora de Títulos e Valores Mobiliários S.A. to PI Distribuidora de Títulos e Valores Mobiliários S.A. On January 22, 2019, Bacen approved the company’s change of corporate name.

(7) In the ESM held on May 3, 2018, the shareholders of Santander Finance Arrendamento Mercantil S.A. approved its conversion into a distributor of bonds and securities, and change of its corporate name to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process of approved by Bacen on November 21, 2018.

(8) In the ESM held on July 21, 2017, was approved the capital increase of Super Pagamentos in the amount of R$20,000, passing the capital stock from R$49,451 to R$69,451, through issuance of 50,724,086 (fifty million, seven hundred and twenty-four thousand and eighty-six) new nominative common shares without par value, by the issuance price of approximately R$394,29 per one thousand shares, based on the accounting net-worth value of Super Pagamento as of June 30, 2017. The issued shares were fully subscribed and paid-in by Aymoré CFI.

(9) BEN Benefícios e Serviços S.A. was incorporated on June 11, 2018.

(10) Through the Private Stock Purchase and Sale Agreement held on October 26, 2017, Santander Serviços sold its interest held in Webcasas S.A. to Banco Santander. The full sale occurred at book value. In ESM held on November 1, 2017, was approved the change of name of Webcasas S.A. to Santander Holding Imobiliária S.A. and the amendment of its corporate purpose to encompass the new activities to be developed.

(11) Investment purchased in October 16, 2017.

(12) On July 12, 2018, the company Ipanema Empreendimentos e Participações S.A. had its name changed to Return Capital Serviços de Recuperação de Créditos S.A..

(13) On July 12, 2018, the company Gestora de Investimentos Ipanema S.A. had its name changed to Return Gestão de Recursos S.A..

(14) On May, 2017, it was approved by Bacen the authorization process for the Company operates as a payment institution.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

(15) All the shareholders canceled the ESM held on December 19, 2017, which approved the capital increase of Olé Consignado in the amount of R$120,000. In the ESM held on February 9, 2018, the shareholders fully representing the capital stock of Olé Consignado approved the capital increase in the amount of R$ 120,000, passing the share capital from R$ 400,000 to R$ 520,000, through issuance of 57,089,392 (fifty seven million, eighty-nine thousand, three hundred and ninety two) nominative common shares, without par value, fully subscribed and paid-in by the shareholders, on the ESM date, proportionally to their respective equity interest. The capital increase was approved by Bacen on March 15, 2018.

(16) Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. In the Irish market, an investment fund can not act directly and, for that reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have a financial position, and all position is derived from the financial position of Santander FI Hedge Strategies.

(17) Banco Santander figured as lender of certain delayed debts (loans) which had real estate as guarantees. The process of credit recovery consists in converting into capital contributions by the Real Estate Fund in conjunction concomitant transfer of the same shares to Banco Santander through the process of payment in kind of the above credit operations payments.

(18) This investment fund was formed and started to be consolidated in September of 2017. It refers to a structure where the Bank has sold certain loans agreements which were already written-off (agreements matured over 360 days) and transferred to this fund. Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Atual), company controlled by the Banco Santander, holds 100% of the fund´s quotas.

(19) This fund was consolidated in October 2017 and the majority of its quotas indirectly held by Atual.

(20) Investment transferred from non-current assets held for sale accounting item (Note 10) on June 2018.

(21) In the ESM held on March 19, 2018, was approved the capital increase of Santander Brasil Tecnologia S.A. in the amount of R$4,000, through incorporation of the reserve for dividends' equalization, without changing the number of shares, passing the capital stock from the amount of R$91,048 to R$95,048, represented by 45,371,225 (forty-five million, three hundred and seventy-one thousand and two hundred and twenty-five) nominative common shares without par value.

(22) On August 14, 2018, Esfera Fidelidade S.A. was incorporated, with its equity interest fully held by Banco Santander. The company started its operations on November 2018.

(23) This fund started being consolidated on November 2018.

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander, those movements have not affected the segment reporting once the companies are related to the commercial Banking segment and did not lead to a creation of a new segment.

a) Acquisition of residual equity interest in Getnet S.A.

At December 19, 2018, Banco Santander and the minority shareholders of Getnet S.A. entered into an amendment to the Stock Sale and Purchase Agreement and Other Covenants of Getnet S.A., in which Banco Santander committed to purchase all of the shares owned by the minority shareholders, corresponding to 11.5% of the Getnet S.A. stock capital, by the amount of R$1,431 (one billion and four hundred and thirty one million Brazilian Reais). This acquisition was authorized by BACEN on February 18 and closed on February 25, 2019, becoming Banco Santander the holder of 100% of the shares of Getnet S.A.

b) Formation of Esfera Fidelidade S.A.

On August 14, 2018, Esfera Fidelidade was incorporated, with equity fully owned by Banco Santander. Esfera Fidelidade will act in the development and management of customer loyalty programs. On November 26, 2018, Esfera Fidelidade had its capital stock increased in the amount of R$10,000, amounting the full share capital of R$10,000, divided into 10,001,000 (ten million and one thousand) nominative common shares without par value, entirely held by Banco Santander. The company started its operation in November 2018.

c) Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Banco Santander, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire an equity interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A., through capital increase and issuance of new shares of Loop to be fully subscribed and paid-in by Webmotors. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On September 25, 2018, the transaction was completed with increase of the capital stock, in the amount of R$23,900, through issuance of shares representing 51% of equity interest in Loop, which were fully subscribed and paid-in by Webmotors.

d) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, BEN Benefícios, with equity fully owned by Banco Santander, was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similar vouchers, via printed or electronic and magnetic cards. In the EGM held on August 1, 2018, BEN Benefícios had its capital increased in R$ 45,000, passing the capital stock to the amount of R$ 45,001, divided into 45,001,000 (forty-five million and one hundred thousand) registered common shares without par value, fully owned by Banco Santander. Banco Santander estimates that the company’s operations will begin at the first quarter of 2019.

e) Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A.

Banco Santander purchased, on February 19, 2018, respectively, the totality of shares of Isban Brasil, formerly held by Ingeniería de Software Bancário, S.L., and of Produban Serviços de Informática, formerly held by Produban Servicios Informáticos Generales, S.L., for the amount of R$61,078 and R$42,731, respectively. The parties involved in the transaction had Banco Santander, S.A. (Santander Spain) as common indirect controller, being certain that such operations were accomplished under market conditions. At the EGM held on February 19, 2018, was approved the capital increase of Isban Brasil in the amount of R$33,000, through the issuance of 11,783,900 (eleven million, seven hundred and eighty-three thousand and nine hundred) shares, without par value, entirely subscribed and paid in by Banco Santander. On February 28, 2018, the company Isban Brasil was merged into Produban Serviços de Informática S.A. and on the same date, Produban Serviços de Informática had its corporate name changed to Santander Brasil Tecnologia S.A. Additionally, on February 28, 2018, Produban Servicios Informáticos Generales, S.L. (currently named Santander Global Technology, S.L.) approved the merger of the spin-off share of Produban Serviços de Informática into Produban Brasil Tecnologia e Serviços de Informática Ltda. (currently named Santander Global Technology Brasil Ltda.).

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

f) Sale of equity interest in BW Guirapá I S.A.

On December 22, 2017, Santander Corretora de Seguros, Cia. de Ferro Ligas da Bahia - Ferbasa SA and Brazil Wind S.A. executed agreement for the sale of 100% of the shares issued by BW Guirapá I S.A. held by Santander Corretora de Seguros and Brazil Wind to Ferbasa. The basic price of the total sale was R$414,000, and an additional amount of up to R$35,000 may be paid if future targets stipulated in the Contract are met. This investment was written-off and, as consequently, the assets and liabilities of BW Guirapá I and its subsidiaries are no longer consolidated in the Conglomerate Balance Sheet as of January 1, 2018. On April 2, 2018, the transaction was concluded (Notes 15 and 33).

g) Formation of Santander Auto S.A.

On December 20, 2017, Banco Santander and HDI Seguros S.A. (HDI Seguros), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, 2018 the partnership was approved by the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), on April, 30, 2018, was approved by the Brazilian Central Bank and, on May, 15, 2018, SUSEP's prior approval was obtained. On October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Investments and Participations S.A., Sancap and HDI Seguros formed Santander Auto S.A., with capital of R$15,000. On January 9, 2019, Susep granted to Santander Auto the authorization to operate insurance throughout national territory.

h) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito, were signed by the stockholders, whose control will be shared among the stockholders who will hold 20% of the its share capital each. In the EGM held on October 5, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$285,205, so that the capital stock increased from R$65,823 to R$351,028. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

i) Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, Aymoré CFI and Banco Santander executed with Hyundai Capital Services, Inc. (Hyundai Capital) the necessary documents for the formation of Banco Hyundai and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to clients and Hyundai dealerships in Brazil. Banco Hyundai shall have an equity interest of 50% held by Aymoré CFI and 50% held Hyundai Capital. On April 11, 2018, the parties incorporated, with an equity interest of 50% held by Aymoré CFI and 50% held by Hyundai Capital, a non-operational entity named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré CFI and Hyundai Capital took resolution on the conversion of BHJV Assessoria into the non-operational joint-stock corporation named Banco Hyundai Capital Brasil S.A., as well as the capital stock increase in R$99,995, passing to the amount of R$100,000, divided into 100,000,000 (one hundred million) nominative common shares without par value. On December 13, 2018, Banco Hyundai Capital Brasil S.A. incorporation procedure was finalized and its operation as a financial institution is subject to the issuance of an authorization to operate by Bacen. Aymoré CFI holds the operational control of such entity.

On February 21, 2019, the Brazilian Central Bank granted to Banco Hyundai Capital Brasil S.A. the authorization to operate as a banking entity. Expectation is that Banco Hyundai will be able to operate within the first semester of 2019 (Note 11).

j) Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., an indirectly controlled subsidiary of Banco Santander, was converted into a distribution company of bonds and securities and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process of approved by Bacen on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its corporate name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., being the corporate name change process approved by Bacen on January 22, 2019. Banco Santander expects to have the company fully operational within the first quarter of 2019.

k) Investment Agreement between Banco Santander and current Olé Consignado

Olé Consignado has become the exclusive vehicle of Banco Bonsucesso and its affiliates for the payroll credit supply in Brazil and should consolidate existing payroll loans portfolio in Banco Santander and Olé Consignado, in accordance with the terms of the agreement. Banco Santander will continue to originate payroll loans through their own channels independently.

In the operation context, it was granted between institutions a put option (right of Olé Consignado to sell) and purchase (right of Banco Santander to acquire), relating to the shares held by Banco Bonsucesso, equivalent to 40% of the share capital of this company. According to IAS 32, on the acquisition date, a financial liability was recognized, the balance of which on December 31, 2018 of R$519 million (2017 - 484 and 2016 - R$307 million) by the commitment made in relation to the put option, accounted in Shareholders’ Equity, the amount of R$67 million, non-controlling interests, the amount of R$346 million. In 2018, a tax credit of R$85 million was recognized and an expense in the consolidated statements of income, in the amount of R$21 million.

At the ESM held on March 3, 2016 the change of the corporate name of Banco Bonsucesso Consignado S.A. to Banco Olé Bonsucesso Consignado S.A. was approved, the process was approved by Bacen on June 1, 2016.

The exercise period of the Options is defined between two periods, the first period from February 10, 2019 to February 10, 2021 or, if the exercise does not occur in the first period, the second period will be from February 10, 2023 to February 10, 2025.

4.	Cash and balances with the Brazilian Central Bank

Thousand of reais	2018	2017	2016

Cash and cash equivalents	19,463,587	4,661,348	3,316,800
of which:
Cash	4,235,096	4,661,348	3,316,800
Cash and Foreign currency application abroad	15,228,491	15,980,973	11,366,935
Central Bank compulsory deposits (2) (3)	12,252,758	13,482,432	11,600,834
Total	31,716,345	34,124,753	26,284,569

(1) Includes securities purchased under agreements to resell, long term and not considered cash equivalents.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

(2) Central Bank compulsory deposits relate to a minimum balance that financial institutions are required to maintain with Bacen based on a percentage of deposits received from third parties, considered as restricted use of resources.

(3) In 2018, the balances related to the compulsory deposits of time deposits were reclassified to Loans and amounts due from credit institutions for a better presentation and, consequently, the respective comparative balances were also reclassified.

5.	Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated financial statements is as follows:

Thousand of reais	2018	2017	2016

Classification:
Loans and receivables	-	65,209,902	65,711,001
Financial Assets Measured At Amortized Cost	79,607,001	-	-
Of which:
Loans and amounts due from credit institutions, gross	79,620,562	65,278,917	27,963,914
Impairment losses (note 9.c)	(13,561)	(69,015)	(201,441)
Loans and amounts due from credit institutions, net	79,607,001	65,209,902	65,711,001
Loans and amounts due from credit institutions, gross	79,620,562	65,278,917	65,912,442

Thousand of reais	2018	2017	2016

Type:
Time deposits (2) (4)	64,547,525	53,128,272	53,213,602
Reverse repurchase agreements (1) (2)	3,728,963	270,735	848,096
Escrow deposits	10,182,936	10,136,079	9,836,300
Other accounts (3)	1,161,138	1,743,831	2,014,444
Total	79,620,562	65,278,917	65,912,442
(1)	Guaranteed by debt instruments.

(2)	Includes R$12,793 of short-term transactions with low risk of change in their value, considered cash equivalents.

(3)	As per the IFRS9 adoption the balances of the Loan and Pre Payment Export products were reclassified to Financial Assets Measured at Fair Value through Profit and Loss at the amount of R$611,088.

(4)	In 2018, the balances related to the compulsory deposits on time deposits were reclassified from Cash and balances with the Brazilian Central Bank for a better presentation and, consequently, the respective comparative balances were also reclassified.

Thousand of reais	2018	2017	2016

Currency:
Brazilian Real	79,166,257	49,914,691	63,369,993
US dollar	422,247	15,044,088	1,658,980
Euro	32,058	307,633	779,314
Pound sterling	-	3,585	51,972
Other currencies	-	8,920	52,183
Total	79,620,562	65,278,917	65,912,442
Thousand of reais	2018	2017	2016

Cash equivalents:
Short-term transactions and low risk of change in its value	5,821,573	2,028,581	3,445,846

(1) Collateralized by debt instruments.

Note 44-d contains a detail of the residual maturity periods of financial assets measured at amortized cost.

6.	Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousand of reais	2018	2017	2016

Classification:
Financial assets held for trading (1)	-	34,879,681	59,994,946
Financial Assets Measured At Fair Value Through Profit Or Loss	3,171,746	-	-
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	50,066,469	-	-
Other Financial assets designated at fair value through profit or loss	-	1,658,689	1,668,749

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Financial assets - available-for-sale	-	84,716,747	55,829,572
Financial Assets Measured At Fair Value Through Other Comprehensive Income (1)	85,395,691	-	-
Investments Held-to-Maturity	-	10,214,454	10,048,761
Loans and receivables	-	17,616,515	16,283,259
Financial Assets Measured At Amortized Cost	36,799,509	-	-
Of which:
Debt Instruments	39,513,460	20,400,082	17,838,162
Impairment losses	(2,713,951)	(2,783,567)	(1,554,903)
Total	175,433,415	149,086,086	143,825,287

Type:
Government securities - Brazil (2)	116,531,146	122,362,389	122,971,854
Debentures and Promissory notes	10,555,952	12,097,230	12,922,763
Other debt securities	48,346,317	14,626,467	7,930,670
Total	175,433,415	149,086,086	143,825,287
(1)	On December 31, 2018, management decided to change the classification of Financial Treasury Bills – LFT, of the securities portfolio of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet SA), Banco Bandepe SA and Santander Corretora de Cambio e Valores Mobiliários S.A. (Santander CCVM). The securities were transferred from the Trading to Available for Sale category, in the amounts of R$739,430, R$14,099 and R$375,488, respectively. Such transfers did not impact the amounts of Consolidated and also did not generate effect on the result. The change in the category occurred due to the revaluation of the recent trading history of these assets.

(2)	Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-A, NTN-B, NTN-C e NTN-F

Thousand of reais	2018	2017	2016

Currency:
Brazilian Real	166,743,410	137,420,134	134,037,665
US dollar	8,690,005	11,665,952	9,107,513
Euro	-	-	680,109
Total	175,433,415	149,086,086	143,825,287

Thousand of reais	2018	2017	2016

Debt Instruments linked to:
Repo Operations	90,909,891	77,781,728	71,810,310
Banco Central Mandatory Deposits	1,449,207	2,305,158	3,044,896
Operations guarantees in B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.)	17,985,160	6,273,561	6,221,046
Associated to judiciary deposits and other guarantees	2,078,042	4,743,298	5,358,604
Total	112,422,300	91,103,745	86,434,856

Note 44-d contains a detail of the residual maturity periods of financial assets measured at amortized cost and financial assets measured at fair value through other comprehensive income.

7.	Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousand of reais	2018	2017	2016

Classification:
Financial assets held for trading	-	489,770	398,461
Financial Assets Measured At Fair Value Through Profit or Loss Held For Trading	766,333	-	-
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit or Loss	298,297	-	-
Other Financial assets designated at fair value through profit or loss	-	33,368	42,455
Financial assets available-for-sale	-	1,106,637	1,985,473
Financial Assets Measured At Fair Value Through Other Comprehensive Income	40,986	-	-
Total	1,105,616	1,629,775	2,426,389

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Type:
Shares of Brazilian companies	783,475	389,113	1,185,653
Shares of foreign companies	1,933	5,347	3,588
Investment funds (1)	320,208	1,235,315	1,237,148
Total	1,105,616	1,629,775	2,426,389

(1)   Composed mainly by investment on fixed income, public and private securities.

The margin given as collateral for transactions traded on B3 S.A. with derivative financial instruments of its own and of third parties is composed of federal public securities.

b) Changes

The changes in the balance of “Equity instruments – Financial assets measured at fair value through profit or loss held for trading” were as follows:

Thousand of reais	2018	2017	2016

Balance at beginning of year	489,770	398,461	404,973
Net additions (disposals)	277,462	90,696	(7,125)
Valuation adjustments	(899)	613	613
Balance at end of year	766,333	489,770	398,461

The changes in the balance of “Equity instruments – Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss” were as follows:

Thousand of reais	2018	2017	2016

Balance at beginning of year	33,368	42,455	573,664
Net additions (disposals)	143,291	(1,586)	(531,209)
Valuation adjustments	121,638	(7,501)	-
Balance at end of year	298,297	33,368	42,455

The changes in the balance of “Equity instruments – Financial Assets Measured At Fair Value Through Other Comprehensive Income” were as follows:

Thousand of reais	2018	2017	2016

Balance at beginning of year	1,106,637	1,985,473	1,162,332
Net additions (disposals)	(1,034,219)	(830,395)	852,820
Valuation adjustments	(31,432)	(48,441)	(29,679)
Balance at end of year	40,986	1,106,637	1,985,473

8.	Derivative financial instruments and Short positions

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

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

a) Trading and hedging derivatives

a.1) Derivatives Recorded in the Balance Sheet and Compensation Accounts

Portfolio Summary of Trading Derivative and Used as Hedge

	2018	2017	2016

Assets
Swap Differentials Receivable (1)	14,640,289	15,781,207	15,321,646
Option Premiums to Exercise	716,936	553,217	935,520
Forward Contracts and Others	3,006,221	928,464	8,445,807
Total	18,363,446	17,262,888	24,702,973

Liabilities
Swap Differentials Payable (1)	15,952,283	14,643,016	12,267,819
Option Premiums Launched	563,787	385,183	1,166,002
Forward Contracts and Others	1,950,765	1,649,287	6,802,794
Total	18,466,835	16,677,486	20,236,615

(1) In 2016, includes swaption (swap + option) and embedded derivatives.

Summary by Category

Trading	2018		2017		2016

	Notional (1)	Fair Value	Notional (1)	Fair Value	Notional (1)	Fair Value
Swap		(1,431,110)		1,108,760		3,142,125
Assets	177,233,869	44,487,274	202,081,214	57,294,179	196,887,188	24,311,485
CDI (Interbank Deposit Rates)	36,135,015	24,267,591	33,289,522	22,409,496	44,868,680	22,759,822
Fixed Interest Rate - Real	47,968,999	-	95,700,715	-	126,300,261	-
Indexed to Price and Interest Rates	2,581,215	-	5,592,892	-	9,225,789	-
Foreign Currency	90,495,240	20,219,683	67,493,635	34,884,683	16,492,458	1,551,663
Others	53,400	-	4,450	-	-	-
Liabilities	176,385,349	(45,918,384)	199,709,355	(56,185,419)	184,350,947	(21,169,360)
CDI (Interbank Deposit Rates)	11,801,600	-	16,664,176	-	23,178,722	-
Fixed Interest Rate - Real	88,317,044	(23,075,374)	114,055,076	(21,687,884)	133,185,717	(17,414,147)
Indexed to Price and Interest Rates	24,308,601	(21,775,017)	40,146,968	(34,107,210)	12,767,212	(3,518,297)
Foreign Currency	50,748,008	-	28,420,467	-	15,049,776	(38,836)
Others	1,210,096	(1,067,993)	422,668	(390,325)	169,520	(198,080)
Options	335,073,080	153,149	190,061,609	168,034	175,841,405	(230,482)
Purchased Position	149,076,796	716,936	87,503,833	553,217	83,883,966	935,520
Call Option - US Dollar	14,518,058	239,079	9,369,821	169,542	12,693,748	181,463
Put Option - US Dollar	8,893,620	90,736	5,130,392	42,389	3,788,161	392,048
Call Option - Other	3,118,344	131,297	1,953,481	59,220	20,115,932	62,517
Interbank Market	639,488	4,537	1,185,310	389	17,391,500	7,062
Others (2)	2,478,856	126,760	768,171	58,831	2,724,432	55,455
Put Option - Other	122,546,774	255,824	71,050,139	282,066	47,286,125	299,492
Interbank Market	121,782,816	217,726	70,295,282	257,943	46,106,600	18,029
Others (2)	763,958	38,098	754,857	24,123	1,179,525	281,463
Sold Position	185,996,284	(563,787)	102,557,776	(385,183)	91,957,439	(1,166,002)
Call Option - US Dollar	7,615,856	(101,034)	5,595,163	(117,059)	4,314,988	(141,172)
Put Option - US Dollar	12,160,912	(169,431)	5,919,598	(77,145)	7,390,733	(952,407)

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Call Option - Other	31,679,919	(66,002)	19,880,180	(35,961)	30,441,646	(46,940)
Interbank Market	29,609,298	(13,195)	19,151,110	(515)	27,597,764	(4,087)
Others (2)	2,070,621	(52,807)	729,070	(35,446)	2,843,882	(42,853)
Put Option - Other	134,539,597	(227,320)	71,162,835	(155,018)	49,810,072	(25,483)
Interbank Market	133,703,672	(179,841)	70,494,622	(126,743)	49,245,495	(5,793)
Others (2)	835,925	(47,479)	668,213	(28,275)	564,577	(19,690)

Futures Contracts	289,508,200	-	161,725,596	-	104,651,180	-
Purchased Position	86,203,734	-	54,806,022	-	40,396,456	-
Exchange Coupon (DDI)	20,590,068	-	9,616,936	-	14,473,180	-
Interest Rates (DI1 and DIA)	32,690,685	-	26,456,303	-	23,756,523	-
Foreign Currency	32,456,813	-	16,733,437	-	1,393,538	-
Indexes (3)	466,168	-	1,780,311	-	195,160	-
Others	-	-	219,035	-	578,055	-
Sold Position	203,304,466	-	106,919,574	-	64,254,724	-
Exchange Coupon (DDI)	146,948,795	-	55,016,928	-	15,048,490	-
Interest Rates (DI1 and DIA)	54,160,203	-	51,135,994	-	29,047,678	-
Foreign Currency	1,992,574	-	745,849	-	17,384,256	-
Indexes (3)	202,894	-	20,803	-	185,506	-
Treasury Bonds/Notes	-	-	-	-	2,588,794	-
Forward Contracts and Others	90,910,841	1,055,456	47,823,561	(720,823)	50,853,154	1,643,013
Purchased Commitment	38,666,269	1,303,561	23,506,096	647,376	20,864,170	3,386,347
Currencies	38,095,625	1,250,706	21,525,220	618,007	19,951,984	3,391,275
Others	570,644	52,855	1,980,876	29,369	912,186	(4,928)
Sold Commitment	52,244,572	(248,105)	24,317,465	(1,368,199)	29,988,984	(1,743,334)
Currencies	51,958,529	(252,160)	22,096,104	(1,364,617)	29,911,406	(1,826,965)
Others	286,043	4,055	2,221,361	(3,582)	77,578	83,631

(1) Nominal value of updated contracts.

(2) Includes options of index, mainly being options involving US treasury, shares and stock indexes.

(3) Includes Bovespa and S&P index.

a.2) Derivatives Financial Instruments by Counterparty

Notional				2018
		Related	Financial
	Customers	Parties	Institutions (1)	Total
"Swap"	34,296,821	32,669,900	110,267,148	177,233,869
Options	14,636,017	1,086,323	319,350,740	335,073,080
Futures Contracts	-	-	289,508,200	289,508,200
Forward Contracts and Others	39,024,978	48,641,894	3,243,969	90,910,841

(1) Includes trades with B3 S.A. and other securities and commodities exchanges.

Notional				2017	2016
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
"Swap"	32,912,721	19,599,395	149,569,098	202,081,214	196,887,188
Options	11,263,513	1,240,309	177,557,787	190,061,609	175,841,405
Futures Contracts	-	-	161,725,596	161,725,596	104,651,180
Forward Contracts and Others	25,470,287	18,816,991	3,536,283	47,823,561	50,853,154

(1) Includes trades with B3 S.A. and other securities and commodities exchanges.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

a.3) Derivatives Financial Instruments by Maturity

Notional					2018
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total
"Swap"		12,347,864	70,975,477	93,910,528	177,233,869
Options		63,376,042	220,982,952	50,714,086	335,073,080
Futures Contracts		159,221,909	67,578,078	62,708,213	289,508,200
Forward Contracts and Others		40,186,310	31,255,384	19,469,147	90,910,841

Notional				2017	2016
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
"Swap"	20,705,247	51,021,102	130,354,865	202,081,214	196,887,188
Options	46,139,545	89,403,700	54,518,364	190,061,609	175,841,405
Futures Contracts	65,489,476	55,490,159	40,745,961	161,725,596	104,651,180
Forward Contracts and Others	25,015,557	14,250,495	8,557,509	47,823,561	50,853,154

a.4) Derivatives by Market Trading

Notional	Stock Exchange (1)	Over the Counter	2018 Total
"Swap"	39,880,578	137,353,291	177,233,869
Options	307,644,530	27,428,550	335,073,080
Futures Contracts	289,508,200	-	289,508,200
Forward Contracts and Others	323,413	90,587,428	90,910,841

(1) Includes trades with B3 S.A.

Notional	Stock Exchange (1)	Cetip	Over the Counter	2017 Total	2016 Total
"Swap"	-	67,112,505	134,968,709	202,081,214	196,887,188
Options	-	172,144,700	17,916,909	190,061,609	175,841,405
Futures Contracts	-	161,725,596	-	161,725,596	104,651,180
Forward Contracts and Others	-	395,212	47,428,349	47,823,561	50,853,154

(1) Includes trades with B3 S.A.

a.5) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

Credit derivatives are where the exchange of the return of the reference obligation occurs through a cash flow and where, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the and the fair value (market value) of the reference obligation on the settlement date of the contract.

Credit Default Swaps – CDS

These are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent of the difference between the face value of the CDS agreement and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives compensation for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect in the calculation of Required Stockholders' Equity.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

		2018

	Nominal Value	Nominal Value
	Retained Risk	Transferred Risk -
	Total Rate of Return Swap	Credit Swap
Credit Swaps	1,959,128	416,541
Total	1,959,128	416,541

Value referring to the premium paid on CDS for use as collateral (transfer of risks) in the amount of R$1,288.

The effect in the Required Stockholder’s Equity of the risk received was R$84,487.

During the period, there was no occurrence of credit event related to the events generated by the contracts.

		2018
Maximum Potential for Future Payments - Gross	Over 12 Months	Total
Per Instrument
CDS	1,959,128	1,959,128
Total	1,959,128	1,959,128
Per Risk Classification
Below Investment Grade	1,959,128	1,959,128
Total	1,959,128	1,959,128
Per Reference Entity
Brazilian Government	1,959,128	1,959,128
Total	1,959,128	1,959,128

a.6) Hedge Accounting

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

Banco Santander applies fair value hedge as follows:

• The Bank contracts Foreign Currency + Coupon against % CDI swaps and designates them as a derivative instrument in a Hedge Accounting structure with foreign currency loans operations as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related Swaps will mature between March 2019 and 2024.

• The Bank has a portfolio of loan assets issued in foreign currency - Dollar at a fixed rate in the Balance Sheet of the “Santander EFC” (independent subsidiary in Spain), whose functional currency is the euro. In order to manage this mismatch, the Bank designates each Foreign Currency Floating EUR versus Fixed Dollar swap as the fair value hedge of the corresponding loan. The hedging relationships were designated in 2013 and the related Swaps will mature between June 2019 and 2022.

• The Bank has a portfolio of Euro-indexed Assets traded in the Cayman Islands. In the Euro transaction, the value of the Dollar asset will be converted into Euro at the exchange rate in the contract on the date of recorded of the transaction. After the conversion, the principal, already denominated in Euro will be restated by % CDI or a pre-fixed rate. The Assets will be covered by Cross Currency Swaps in order to transfer the risk in Euro to LIBOR + Coupon. The hedging relationships were designated in February 2017 and the related Swaps will mature between 2022 and 2024.

• The Bank has a pre-fixed interest rate risk generated by Government Securities (NTN-F and LTN) in the available for sale portfolio. To manage this mismatch, it contracts DI futures on the BM&FBovespa and designates them as a derivative instrument in a Hedge Accounting structure, with the object of this relationship being fixed-rate government securities (NTN-F and LTN). The hedge relationships were designated in March 2017 and matures in 2027.

• The Bank has an inflation-linked risk generated by Debenture in the available for sale portfolio. To manage this mismatch, it contracts DAP futures on the BM&FBovespa and designates them as a derivative instrument in a Hedge Accounting structure. The hedge relationships were designated in June 2018 and matures in 2028.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

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

a.2) Periodic prospective test: the sensitivity of the fair value of the hedged item and the hedging instrument will be periodically computed at a parallel variation of 10 basis points in the interest rate curve. For the purposes of effectiveness, these two sensitivity ratios should be between 80% and 125

b) Retrospective test: the retrospective effectiveness test will be performed by comparing the MTM change of the hedging instrument since the inception date with the MTM change of the hedged item since the inception date.

In fair value hedges, gains or losses, both on hedging instruments and hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated statement of income.

	2018		2017		2016
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Fair Value Hedge
Brazilian Treasury Bonds (LTN, NTN-F)	(1,381,156)	-	(388,446)	-	-	-
Eurobonds	-	-	-	-	13,163	-
Bonds (LEA)	(191,472)	-	(1,200)	-	-	-
Resolution 2770	689	-	304	-	-	-
Trade Finance Off	(58,020)	-	(57,386)	-	20,471	-
Total	(1,629,959)	-	(446,728)	-	33,634	-

	2018		2017		2016
	Adjustment		Adjustment		Adjustment
	to Market	Fair Value	to Market	Fair Value	to Market	Fair Value
Hedge Instruments
Swap Contracts	(118,807)	(98,020)	(95,672)	(130,683)	(26,703)	(136,467)
Assets	56,633	4,398,851	12,954	3,005,666	11,486	1,046,012
CDI (Interbank Deposit Rates) (5) (8)	(1,057)	1,722,515	(357)	1,818,366	-	-
Indexed to Foreign Currency - Pre Dollar (1)	-	-	320	8,742	1,103	17,678
Indexed to Foreign Currency - USD/BRL - Dollar (2)(3) (4)	24,411	2,161,661	(23,585)	691,872	(8,957)	744,260
Indexed to Foreign Currency - Euro (6)(7)	33,279	514,675	36,576	486,686	19,340	284,074
Liabilities	(175,440)	(4,496,871)	(108,626)	(3,136,349)	(38,189)	(1,182,479)
Indexed to Foreign Currency - US Dollar (6)	(16,325)	(301,011)	(20,109)	(261,915)	(14,958)	(323,197)
Indexed to Foreign Currency - Pre Dollar (5)	(10,030)	(201,819)	(16,303)	(225,857)	(1,103)	(17,676)
CDI (Interbank Deposit Rates) (1)(2)	(63,971)	(1,739,553)	(21,380)	(474,398)	(18,395)	(804,059)
Fixed Interest Rate - Real (3) (8)	(43,801)	(1,701,759)	22	(1,640,708)	(3,733)	(37,547)
Indexed to Foreign Currency - Colombian Peso (7)	(5,197)	(195,671)	(13,863)	(219,392)	-	-
Indexed to Foreign Currency - Pre Euro (4)	(36,116)	(357,058)	(36,993)	(314,079)	-	-
Object of Hedge
Assets	84,343	4,334,737	77,623	3,126,828	23,165	693,132
Loans and Receivables	89,935	1,840,614	79,496	1,382,326	15,287	546,740
Indexed to Foreign Currency - US Dollar (6)	1,315	299,403	4,319	288,420	4,809	323,780
Indexed to Foreign Currency - Pre Dollar (5)	10,019	200,490	16,416	224,943	-	-

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

CDI (Interbank Deposit Rates) (2)	40,150	766,399	16,401	352,071	10,478	222,960
Fixed Interest Rate - Real (3)	1,533	33,063	3,900	21,077	-	-
Indexed to Foreign Currency - Colombian Peso (7)	64	190,558	(2,898)	173,990	-	-
Indexed to Foreign Currency - Pre Euro (4)	36,854	350,701	41,358	321,825	-	-
Debt instruments	(5,592)	2,494,123	(1,873)	1,744,502	7,878	146,392
Promissory Notes - NP	31,518	852,029	445	125,973	7,878	146,392
CDI (Interbank Deposit Rates) (1)(2)	28,046	811,906	354	119,892	2,775	108,845
Fixed Interest Rate - Real (3)	3,472	40,123	91	6,082	5,103	37,547
National Treasury Notes - NTN F (8)	(37,110)	1,642,094	(2,318)	1,618,529	-	-
Liabilities	-	-	-	-	12,830	(803,929)
Foreign Borrowings	-	-	-	-	12,830	(803,929)
Indexed to Foreign Currency - US Dollar (2)	-	-	-	-	12,830	(803,929)

					2018	2017
Hedge Instruments					Reference Value	Reference Value
Swap Contracts					34,513,380	22,206,615
Interest Rate (DI1 and DIA)					33,861,121	22,206,615
Indexed to Price - IPCA (DAP)					652,259	-

			2018			2017
			Adjustment		Adjustment
Object of Hedge			to Market	Fair Value	to Market	Fair Value
Assets			968,329	36,985,493	364,434	24,779,831
Securities - Available for Sale
Government Securities			937,017	36,377,478	364,434	24,779,831
National Treasury Bills - LTN			357,330	24,650,965	219,611	13,893,932
National Treasury Notes - NTN F			517,063	10,510,482	144,823	10,885,899
Private Securities			31,312	608,015	-	-
Debentures			31,312	608,015	-	-

(1) Passive instruments whose hedged items are securities represented by promissory notes indexed in Certificates of Interbank Deposits (CDI) with market value of R$811,906 (12/31/2017 - R$109,538).

(2) These are passive instruments whose hedge items are credit operations and securities represented by promissory notes indexed in interbank deposit certificates (CDI), with market value of credit operations of R$766,399 (12/31/2017 - R$352,071) and in December 31, 2017, promissory notes in the amount of R$10,354.

(3) These are passive instruments whose hedged items are securities and securities represented by promissory notes indexed to Real interest rates with market value of R$40,124 (12/31/2017 - R$6,082 and 12/31/2016 - R$37,547) and credit operations in the amount of R$33,063 (12/31/2017 – R$21,077).

(4) These are passive instruments whose hedged items are credit operations indexed in foreign currency - euro at the market value of R$350,701 (12/31/2017 – R$321,825).

(5) These are passive instruments whose hedged items are credit operations indexed in foreign currency - US dollar in the market value of R$200,491 (12/31/2017 – R$224,943).

(6) These are passive instruments whose hedge items are credit operations indexed in foreign currency - US dollar with a market value of R$299,404 (12/31/2017 - R$288,420).

(7) These are passive instruments whose hedged items are credit operations indexed in foreign currency - Colombian peso with market value of R$190,559 (12/31/2017 - R$173,990).

(8) These are obligations over instruments whose hedged items are pre-fixed government securities with a market value e of R$1,624,094 (12/31/2017 - R$1,618,529).

(9) Current value of the instruments as of December 31, 2018 is R$22,206,615.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Cash Flow Hedge

Banco Santander’s cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and the exchange rate, which are attributable to changes in the interest rates related to recognized assets and liabilities and changes in the exchange rate of non-recognized assets and liabilities.

Banco Santander applies cash flow hedges as follows:

• It contracts Fixed Dollar Liabilities and Reais/Euro Asset swaps and designates them as a derivative instrument in a Cash Flow Hedge structure, having Reais/Euro funding operations with third-parties in the Cayman Islands as the hedged item in this relationship. The hedging relationships were designated in May 2018 and the related hedges will mature between February 2019 and 2020.

• It contracts USD futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a derivative instrument in a Cash Flow Hedge structure, having part of its dollar Loan portfolio as the hedged item in this relationship. The hedging relationships were designated in 2007 and the related hedges will mature between January 2019 and 2028.

• The Cash Flow Hedge Futures structure, consisting of futures (DI1F21 and DI1F23) maturing in January 2021 and January 2023, were partially discontinued throughout November 2018. Hedge objects were securities available for sale - Financial Treasury Bills - LFT. The mark-to-market effect of these contracts, net of tax effects, and which are posted in shareholders' equity corresponds to a credit in the amount of R$122,364, of which R$36,846 will be realized against income / expenses in the next twelve months, from January 2019.

In cash flow hedges, the effective portion of the change in the value of the hedging instrument is temporarily recognized in shareholders' equity under "Other comprehensive income - cash flow hedges" until the forecasted transactions occur, when that portion is recognized in the consolidated statements of income, except if the forecasted transactions result in the recognition of non-financial assets or liabilities, this portion will be included in the cost of the financial asset or liability. The non-effective portion of the variation in the value of exchange rate hedge derivatives is recognized directly in the consolidated statements of income. And the non-effective portion of the gains and losses on cash flow hedging instruments in a foreign operation is recognized directly in "Gains (losses) on financial assets and liabilities (net)" in the consolidated statements of income.

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

Any ineffectiveness is recognized in profit or loss.

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

a.1) Periodic Prospective Test: According to the agreed process flow, Market Risk performs the projections of three scenarios to the tests, being: 1st 10bps in the curve; 2nd 50bps in the curve and 3rd 100bps in the curve. Using the validated estimates, the VPE Finance Strategy and Quality - Management Information | Products & Segments will perform the prospective tests through the valuation of the two legs variable from operation to market.

a.2) Initial Prospective Test: the methodology of the periodic prospective test should also be applied on the initial date of each new strategy.

b) Retrospective Test: It should be made monthly with historical data to demonstrate cumulatively that the hedge was effective, according to the methodology presented previously. Any ineffectiveness are recognized in profit or loss.

The Ineffective portion is recognized through the prospective hedge test.

Effectiveness should range between 80% and 125%.

In cash flow hedges, the effective portion of changes in the value of the hedging instrument is temporarily recognized in equity under “Other comprehensive income - cash flow hedges” (Note 26) until the expected transactions occur, when this portion is then recognized in the consolidated income statement. However, if the expected transactions result in the recognition of non-financial assets or liabilities, this portfolio will be included in the cost of financial assets or liabilities. The non-effective portion of the change in the value of foreign exchange hedging derivatives is recognized directly in the consolidated income statement. And the non-effective portion of gains and losses on cash flow hedging instruments in a foreign operation is recognized directly in “Gains (losses) with (net) financial assets and liabilities” in the consolidated income statement.

	2018		2017		2016
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated		Portion Ineffective
Cash Flow Hedge
Eurobonds	(8,925)	-	(25,576)	-	(20,535)	-	-
Trade Finance Off	(16,453)	(3,981)	(94,896)	9,267	-		-
Government Securities (LFT)	331,922	-	129,995	-	-		-
Bank Deposit Certificate - CDB	1,225	-	129,995	-	-		-
Loans and Receivables	-	-	-	-	174,956		-
Total	307,769	(3,981)	139,518	9,267	154,421		-

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

	2018		2017		2016
	Adjustment		Adjustment		Adjustment
	to Fair Value	Fair Value	to Fair Value	Fair Value	to Fair Value		Fair Value
Hedge Instruments
Swap Contracts	12,757	218,424	(25,142)	160,114	(27,261)		48,169
Asset	(11,470)	2,421,200	97,846	2,361,070	137,664		1,952,189
Indexed to Foreign Currency - Pre Dollar (1)	(123,696)	1,131,928	(42,149)	992,879	84,812	-	1,477,821
Indexed to Foreign Currency - Euro (3)	111,124	1,122,779	134,435	1,223,004	52,852		474,368
Indexed to Foreign Currency - USD/BRL - Dollar (2)	1,102	166,493	5,560	145,187	-		-
Liabilities	24,227	(2,202,776)	(122,988)	(2,200,956)	(164,925)		(1,904,020)
CDI (Interbank Deposit Rates) (1) (2)	(504)	(160,754)	(5,735)	(147,925)	(995)		(341,938)
Indexed to Foreign Currency - Pre Reais (1)	-	-	-	-	(1,288)		(199,954)
Indexed to Foreign Currency - Pre Euro (1)	92,505	(972,290)	13,639	(895,399)	(102,998)		(805,326)
Indexed to Foreign Currency - Dollar (3)	(67,774)	(1,069,732)	(130,892)	(1,157,632)	(59,367)		(548,684)
Indexed to Foreign Currency - Reais (3)	-	-	-	-	(277)		(8,118)

				2018	2017		2016
				Notional	Notional		Notional

				44,541,938	60,299,595		80,149,530
Trade Finance Operations (4)				44,000,952	54,995,334		80,149,530
Foreign Currency - Dollar				9,408,707	3,362,582		450,571
Interest Rate (DI1 and DIA)				21,981,748	32,344,276		46,314,644
Interest Rate DDI1				12,610,496	19,288,476		33,384,315
Securities-available for sale				540,987	5,304,261		-
Interest rate (DI1 and DIA)				540,987	5,304,261		-

				2018	2017		2016
Hedge Item - Cost
Assets				19,678,934	25,697,292		27,858,923
Lending Operations - Financing and Export Credit and Imports (3) (4)				10,113,706	8,295,191		10,816,780
Loans and Receivables (2) (3) (4)				6,704,113	9,972,640		13,870,897
Financial Assets Measured at Amortized Cost (4)				-	354,315		529,997
Brazilian Foreign Debt Bonds (1)				894,331	809,660		701,300
Available for sale - Promissory Notes - NP (2) (4)				1,653,969	1,194,266		1,939,949
Government Securities -LFT (5)				312,815	5,071,220		-
Liabilities				-	-		(1,332,972)
Foreign Borrowings (4)				-	-	-	(1,332,972)

(1) Operation with maturity date as April 1st, 2021 (12/31/2017 – operation with maturity date as April 1st, 2021), which hedge objects are securities represented by Brazilian external bonds.

(2) Operations with maturity dates between April 2019 and February 2020 (12/31/2017 – operations with maturity dates between January and April, 2018), which hedge objects in 2018 are loans and in 2017 are securities represented by promissory notes.

(3) Operations with maturity dates between January 2019 and February 2022 (12/31/2017 – operations with maturity dates between January 2018 and September 2022 and 12/31/2016 - operations with maturity dates between January 2017 and December 2025), which hedge objects are credit operations with credit entities.

(4) Operations with maturity dates between January 2019 and September 2022 (12/31/2017 – operations with maturity dates between January 2018 and December 2020), which hedge objects are funding operations represented by Certificates of Interfinance Deposits – CDI, Bill of Exchange – LC and Financial Letter - LF.

(5) Operations with maturity dates between February 2019 and December 2028 (12/31/2017 – operations with maturity dates between February 2018 and November 2026 and 12/31/2016 - operations with maturity dates between January 2017 and January 2018) and updated amount of R$16,738,641 (31/12/2017 - R$16,811,747 and 31/12/2016 - R$29,164,917) where the operations are derivatives future contracts in Dollars, DI and DDI. Those derivatives combined with trade finance operations are used to hedge the following objects: credit operations – import and export financing, loans, other credit operations and securities represented by promissory notes.

(6) Operation with maturity date between September 2020 and March 2023 (12/31/2017 – operations with maturity dates between March 2021 and March 2023), which hedge objects are Financial Letters – LFT, booked in the heading of securities.

The effect of marking to market the swaps and future contracts corresponds to a credit in the amount of R$76,534 (2017 - 116,441 and 2016 - R$69,489) accounted on Stockholders equity, net of tax effects, of which R$2,450 (12/31/2017 - R$9,342) will be realized in the next twelve months, starting in 2019.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

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

a.7) Derivatives Pledged as Guarantee

The margin used as guarantee of the transactions traded on the B3 S.A. with derivative financial instruments from own and third parties portfolios are composed by government securities.

	2018	2017	2016

Financial Treasury Bill - LFT	7,552,926	708,960	1,556,804
National Treasury Bill - LTN	3,392,886	4,371,286	4,636,644
National Treasury Notes - NTN	873,134	1,193,315	27,598
	11,818,946	6,273,561	6,221,046

b) Short positions

On December 31, 2018 the balance of short positions totaled R$32,695,677 (2017 - R$32,808,392 and 2016 - R$31,694,269) which includes the amount of financial liabilities resulting from the direct sale of financial assets purchased through resale or loan commitments.

9.	Loans and advances to clients

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to clients” in the consolidated financial statements is as follows:

Thousand of reais	2018	2017	2016

Classification:
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	619,180	-	-
Loans and Receivables	-	272,420,157	252,002,774
Financial Assets Measured At Amortized Cost	301,072,207	-	-
Of which:
Loans and receivables at amortized cost	321,314,010	287,829,213	268,437,556
Impairment losses	(20,241,803)	(15,409,056)	(16,434,782)
Loans and advances to customers, net	301,691,387	272,420,157	252,002,774
Loans and advances to customers, gross	321,933,190	287,829,213	268,437,556

Thousand of reais	2018	2017	2016

Type:
Loans operations (1)	308,364,517	272,561,017	257,256,452
Lease Portfolio	1,836,504	1,888,444	2,092,882
Repurchase agreements	509,147	403,415	308,483
Other receivables (2)	11,223,022	12,976,337	8,779,739
Total	321,933,190	287,829,213	268,437,556

(1) Includes loans and other loans with credit characteristics.

(2) Refers substantially to Foreign Exchange Transactions and Other Receivables with credit granting characteristics.

Note 44-d contains a detail of the residual maturity periods of loans and receivables.

There are no loans and advances to clients for material amounts without fixed maturity dates.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

b) Detail

Following is a detail, by loan type and status, borrower sector and interest rate formula, of the loans and advances to clients, which reflect the Bank’s exposure to credit risk in its core business, gross of impairment losses:

Thousand of reais	2018	2017	2016
Loan borrower sector:
Commercial, and industrial	146,293,616	140,619,110	140,992,900
Real estate-construction	36,515,352	34,808,681	36,650,011
Installment loans to individuals	137,287,593	110,512,978	88,701,763
Lease financing	1,836,629	1,888,444	2,092,882
Total	321,933,190	287,829,213	268,437,556

Thousand of reais						2018	2017	2016
Interest rate formula:
Fixed interest rate						240,772,724	202,592,491	178,231,509
Floating rate						81,160,466	85,236,722	90,206,047
Total						321,933,190	287,829,213	268,437,556

								2018
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total
Commercial and industrial	109,802,828	58.92%	32,538,999	32.77%	3,951,789	10.90%	146,293,616	45.44%

Real estate	4,298,925	2.31%	7,964,308	8.02%	24,252,119	66.90%	36,515,352	11.34%
Installment loans to individuals	71,433,099	38.33%	57,808,600	58.21%	8,045,894	22.20%	137,287,593	42.64%

Lease financing	838,659	0.45%	997,644	1.00%	326	0.00%	1,836,629	0.57%
Loans and advances to customers, gross	186,373,511	100.00%	99,309,551	100.00%	36,250,128	100.00%	321,933,190	100.00%

								2017
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total
Commercial and industrial	103,377,571	61.65%	31,262,492	37.89%	5,979,047	19.25%	37,241,539	48.85%

Real estate	7,791,753	5.35%	10,970,004	13.29%	16,046,924	51.65%	34,808,681	12.09%
Installment loans to individuals	62,078,225	32.29%	39,393,699	47.74%	9,041,054	29.10%	110,512,978	38.40%

Lease financing	1,000,418	0.71%	886,833	1.07%	1,193	0.00%	1,888,444	0.66%
Loans and advances to customers, gross	174,247,967	100.00%	82,513,028	99.99%	31,068,218	100.00%	184,451,642	100.00%

								2016
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total
Commercial and industrial	99,657,024	61.65%	35,789,118	37.89%	554675800.00%	19.25%	41,335,876	48.85%

Real estate	8,648,702	5.35%	11,761,420	13.29%	16,239,889	51.65%	36,650,011	12.09%
Installment loans to individuals	52,205,927	32.29%	30,867,880	47.74%	5,627,956	29.10%	88,701,763	38.40%

Lease financing	1,152,579	0.71%	937,951	1.07%	2,352	0.00%	2,092,882	0.66%
Loans and advances to customers, gross	161,664,232	100.00%	79,356,369	99.99%	27,416,955	100.00%	168,780,532	100.00%

Thousand of reais						2018	2017	2016

Maturity
Less than 1 year						186,373,511	174,247,968	161,664,232
Between 1 and 5 years						99,309,551	82,513,030	79,356,369
More than 5 years						36,250,128	31,068,215	27,416,955
Loans and advances to customers, gross						321,933,190	287,829,213	268,437,556

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Internal risk classification
Low	240,440,294	226,098,497	207,889,639
Medium-low	50,485,682	33,635,378	32,104,168
Medium	11,967,262	10,423,293	10,940,879
Medium - high	7,722,198	8,215,024	6,976,969
High	11,317,754	9,457,021	10,525,901
Loans and advances to customers, gross	321,933,190	287,829,213	268,437,556

c) Impairment losses

The changes in the allowances for the impairment losses on the balances of “Loans and receivables” were as follows:

Thousand of reais	Stage 1	Stage 2	Stage 3	2018
	Credit losses expected in 12 months	Expected credit losses over a useful life not subject to impairment	Expected credit losses during the useful life subject to impairment	Total

Balance at beginning of year	3,833,553	3,767,490	13,122,019	20,723,062
Impairment losses charged to income for the year	83,725	389,100	13,067,280	13,540,105
Transfers between stages	(1,096,539)	(273,048)	4,502,795	3,133,208
Movement of the period	1,180,264	662,148	8,564,485	10,406,897
Of which:
Commercial and industrial	(311,546)	(161,669)	4,093,507	3,620,292
Real estate-construction	(10,173)	(28,581)	231,655	192,901
Installment loans to individuals	406,011	581,068	8,721,164	9,708,243
Lease financing	(567)	(1,718)	20,954	18,669
Write-off of impaired balances against recorded impairment allowance	-	(377,471)	(10,916,381)	(11,293,852)
Of which:
Commercial and industrial	-	(132,770)	(3,848,644)	(3,981,414)
Real estate-construction	-	(877)	(189,783)	(190,660)
Installment loans to individuals	-	(243,824)	(6,855,729)	(7,099,553)
Lease financing	-	-	(22,225)	(22,225)

Balance at end of year	3,917,278	3,779,119	15,272,918	22,969,315
Of which:
Loans and advances to customers	3,831,812	3,727,264	12,682,727	20,241,803
Loans and amounts due from credit institutions (Note 5)	-	13,561	-	13,561
Provision for Debt Instruments (Note 6)	85,465	38,296	2,590,190	2,713,951
				-
Recoveries of loans previously charged off	-	-	826,573	826,573
Of which:
Commercial and industrial	-	-	345,085	345,085
Real estate-construction	-	-	103,433	103,433
Installment loans to individuals	-	-	369,557	369,557
Lease financing	-	-	8,498	8,498

Thousand of reais			2017	2016
Balance at beginning of year			18,191,126	15,411,759
Impairment losses charged to income for the year			13,492,072	14,383,935
Of which:
Commercial and industrial			5,499,018	6,523,051
Real estate-construction			471,366	369,431
Installment loans to individuals			7,460,458	7,616,819
Lease financing			61,230	(125,366)
Write-off of impaired balances against recorded impairment allowance			(13,421,560)	(11,604,568)
Of which:
Commercial and industrial			(5,715,903)	(4,553,166)
Real estate-construction			(341,804)	(189,625)
Installment loans to individuals			(7,312,310)	(6,810,997)
Lease financing			(51,543)	(50,780)

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Balance at end of year	18,261,638	18,191,126
Of which:
Loans and advances to customers	15,409,056	16,434,782
Loans and amounts due from credit institutions (Note 5)	69,015	201,441
Provision for Debt Instruments (Note 6)	2,783,567	1,554,903

Recoveries of loans previously charged off	1,153,931	994,101
Of which:
Commercial and industrial	412,514	562,393
Real estate-construction	209,940	102,826
Installment loans to individuals	521,589	314,422
Lease financing	9,888	14,460

Taking into account these amounts recognized in “Impairment losses charged to income for the year” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted on December 31, 2018 R$12,713,532 (2017 - R$12,338,141 e 2016 - R$13,389,834).

The balances of the provision for losses due to non-recovery by debtor sector are as follows:

Thousand of reais	2018	2017	2016

Commercial and industrial	10,791,702	10,338,225	10,555,109
Real estate - Construction	358,119	493,422	363,859
Installment loans to individuals	11,768,124	7,373,969	7,225,822
Lease financing	51,370	56,022	46,336
Total	22,969,315	18,261,638	18,191,126

d) Impaired assets

The details of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to clients” (as defined at Note 1.i) and considered to be impaired due to credit risk are as follows:

Thousand of reais	2018	2017	2016

Balance at beginning of year on 01/01/2018 after the initial adoption IFRS 9)	19,847,987	18,887,132	18,599,379
Net additions	13,871,666	13,679,423	11,892,321
Written-off assets	(11,293,852)	(13,421,560)	(11,604,568)
Balance at end of year	22,425,801	19,144,995	18,887,132

Following is a detail of the financial assets considered to be impaired classified by age of the oldest past-due amount:

Thousand of reais	2018	2017	2016

With no Past-Due Balances or Less than 3 Months Past Due	12,000,867	10,844,831	10,550,548
With Balances Past Due by
3 to 6 Months	3,473,591	4,123,796	2,983,575
6 to 12 Months	4,929,099	3,791,805	4,921,527
12 to 18 Months	1,144,035	271,965	339,596
18 to 24 Months	325,701	20,825	53,578
More than 24 Months	552,508	91,773	38,308
Total	22,425,801	19,144,995	18,887,132

Debt Sector
Commercial and industrial	11,832,302	11,993,953	11,628,655
Real estate - Construction	1,035,352	781,886	718,514
Installment loans to individuals	9,499,148	6,304,134	6,487,717
Lease financing	58,999	65,022	52,246
Total	22,425,801	19,144,995	18,887,132

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

e) Loan past due for less than 90 days but not classified as impaired

Thousand of reais	2018	% of total loans past due for less than 90 days	2017	% of total loans past due for less than 90 days	2016	% of total loans past due for less than 90 days

Commercial and industrial	4,424,143	19.77%	3,559,349	19.90%	4,141,349	23.79%
Real estate - Construction	4,527,432	20.23%	4,879,563	27.29%	5,201,709	29.88%
Installment loans to individuals	13,255,646	59.24%	9,266,366	51.82%	7,957,294	45.71%
Financial Leasing	167,741	0.75%	176,528	0.99%	108,607	0.62%
Total (1)	22,374,962	100.00%	17,881,806	100.00%	17,408,959	100.00%

f) Lease at present value

As at December 31, 2018, 2017 and 2016 there were no material agreements for lease contracts.

Breakdown by maturity

Gross investment in lease transactions

Thousand of reais	2018	2017	2016

Overdue	4,817	11,412	16,051
Due to:
Up to 1 year	975,183	1,057,023	1,207,473
From 1 to 5 years	1,160,986	1,101,104	1,190,844
Over 5 years	1,071	2,177	4,079
Total	2,142,057	2,171,716	2,418,447

g) Transfer of financial assets with retention of risks and benefits

On December 31, 2018, the amount recorded on “Loans and advances to clients” related to loan portfolio assigned is R$122,271 (2017 - R$431,397 and 2016 - R$783,967), and R$126,906 (2017 - R$428,248 and 2016 - R$774,673) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer” (Note 21).

The foregoing transfer was conducted with a recourse clause and the mandatory repurchase is provided for in the following events:

- agreements in default for longer than 90 consecutive days;

- agreements under renegotiation;

- agreements subject to portability pursuant to Resolution 3,401 of the Brazilian Monetary Council (CMN);

- agreements subject to rights of intervention by certain parties to the contract.

10.	Non-current assets held for sale

At December 31, 2018, 2017 and 2016, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets. The change in the "Non-current assets held for sale" is as follows:

Thousand of reais	2018	2017	2016

Balance at beginning of year	1,507,548	1,418,308	1,310,033
Loan repayments - repossession of assets	785,139	524,497	834,903
Capital Increase in Companies held for sale	-	-	10,462
Additions / disposals (net) due to change in the scope of consolidation (1)(3)	(130,713)	-	(497,847)
Sales	(563,607)	(434,553)	(239,291)
Others	-	(704)	48
Final balance, gross	1,598,367	1,507,548	1,418,308
Impairment losses (2)	(218,136)	(352,092)	(80,423)
Impairment as a percentage of foreclosed assets	13.65%	23.37%	10.52%
Balance at end of year	1,380,231	1,155,456	1,337,885

(1) On September 30, 2016, as a result of the non-expectation of sale of investment in BW Guirapá and controlled, from a market period, an administrator transferred the total of this balance to the caption of investments in affiliated and controlled companies in the country (Note 11). In 2017, as described at note 3, this investment was sold.

(2) In 2018, includes the amount of R$133,957 of provisions for devaluations on real estate and which were subsequently sold, constituted from valuation reports prepared by specialized external consulting, recorded as a provision for impairment losses, in 2017, this provision was R$271,670 (Note 43).

(3) On June 30, 2018, The Management of Banco Santander revalued your strategy on the investment in the company Real TJK Empreendimento Imobiliário S.A. (current name for Rojo Entretenimento S.A.),  a company that owns the Teatro Santander, and decided to transfer the company from non-current assets held to sale to associates and subsidiaries (Note 11). On December 31, 2018, the amount of this investment was R$0 (12/31/2017- R$130,713) in the Bank and Consolidated.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

11.	Investments in associates and joint ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled when they possess a shareholders' agreement, which sets that the strategic, financial and operating decisions requires the unanimous consent of all investors.

Significant Influence

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating decisions of the investee) but it does not control or has joint control over the investee.

a) Breakdown

				Participation %
Jointly Controlled by Banco Santander	Activity	Country	2018	2017	2016
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%	39.89%
Norchem Participações e Consultoria S.A.(1)	Other Activities	Brazil	50.00%	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (1) (3) (8) (14)	Securitization	Brazil	9.72%	9.72%	9.72%
Estruturadora Brasileira de Projetos S.A. - EBP (1) (8) (10)	Other Activities	Brazil	11.11%	11.11%	11.11%
Gestora de Inteligência de Crédito (4)(9)(11)	Credit Bureau	Brazil	20.00%	20.00%	20.00%
Campo Grande Empreendimentos (15)	Other Activities	Brazil	25.32%	25.32%	25.32%
Banco Hyundai Capital Brasil S.A. (formerly named BHJV Assessoria e Consultoria Empresarial Ltda.) (16)	Bank	Brazil	50.00%	-	-
Santander Auto S.A. (17)	Other Activities	Brazil	50.00%	-	-
Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.)
Webmotors S.A. (6) (7)(11)	Other Activities	Brazil	70.00%	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	19.81%	19.81%	19.81%
PSA Corretora de Seguros e Serviços Ltda. (5)(12)(13)	Insurance Broker	Brazil	50.00%	50.00%	50.00%

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	21.75%	21.75%	21.75%

			Investments
			2018	2017	2016
Jointly Controlled by Banco Santander			613,366	495,264	578,761
Banco RCI Brasil S.A.			458,292	427,801	538,756
Norchem Participações e Consultoria S.A.			26,105	25,550	26,302
Cibrasec - Companhia Brasileira de Securitização			7,298	7,438	7,435
Estruturadora Brasileira de Projetos S.A. - EBP			3,690	4,707	6,268
Gestora de Inteligência de Crédito			59,098	29,513	-
Campo Grande Empreendimentos			255	255	-
Banco Hyundai Capital Brasil S.A. (former named BHJV Assessoria e Consultoria Empresarial Ltda.)			51,073	-	-
Santander Auto S.A.			7,555	-	-

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)			419,016	350,440	390,336
Webmotors S.A.			273,721	197,930	246,965
Tecnologia Bancária S.A. - TECBAN			144,090	151,019	142,713

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

PSA Corretora de Seguros e Serviços Ltda.	1,205	1,491	658

Significant Influence of Banco Santander	20,933	20,860	20,980
Norchem Holding e Negócios S.A.	20,933	20,860	20,980
Total	1,053,315	866,564	990,077

		Results of Investments
	1/01 to 12/31/2018	1/01 to 12/31/2017	1/01 to 12/31/2016
Jointly Controlled by Banco Santander	41,212	39,904	16,748
Banco RCI Brasil S.A.	46,244	44,384	14,175
Norchem Participações e Consultoria S.A.	1,120	1,333	2,637
Cibrasec - Companhia Brasileira de Securitização	193	389	366
Estruturadora Brasileira de Projetos S.A. - EBP	(1,017)	(1,560)	(430)
Gestora de Inteligência de Crédito	(6,466)	(4,642)	-
Banco Hyundai Capital Brasil S.A. (former named BHJV Assessoria e Consultoria Empresarial Ltda.)	1,083	-	-
Santander Auto S.A.	55	-	-

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	24,161	30,430	29,538
Webmotors S.A.	30,626	21,290	23,019
Tecnologia Bancária S.A. - TECBAN	(6,929)	8,307	5,971
PSA Corretora de Seguros e Serviços Ltda.	464	833	548

Jointly Controlled by Getnet S.A.	-	-	(225)
iZettle do Brasil Meios de Pagamento S.A.	-	-	(225)

Significant Influence of Banco Santander	585	1,217	1,476
Norchem Holding e Negócios S.A.	585	1,217	1,476
Total	65,958	71,551	47,537

			2018
	Total assets	Total liabilities	Total Income (11)
Jointly Controlled by Banco Santander	10,500,055	8,755,688	80,954
Banco RCI Brasil S.A.	9,849,508	8,679,715	115,928
Norchem Participações e Consultoria S.A.	79,633	27,423	2,240
Cibrasec - Companhia Brasileira de Securitização	80,300	3,893	1,989
Estruturadora Brasileira de Projetos S.A. - EBP	33,389	176	(9,151)
Gestora de Inteligência de Crédito	338,382	42,894	(32,328)
Banco Hyundai Capital Brasil S.A. (former named BHJV Assessoria e Consultoria Empresarial Ltda.)	103,703	1,557	2,166
Santander Auto S.A.	15,140	30	110

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	2,463,262	1,573,082	9,703
Webmotors S.A.	221,313	60,905	43,751
Tecnologia Bancária S.A. - TECBAN	2,238,156	1,510,794	(34,976)
PSA Corretora de Seguros e Serviços Ltda.	3,793	1,383	928

Significant Influence of Banco Santander	123,959	27,714	2,690
Norchem Holding e Negócios S.A.	123,959	27,714	2,690
Total	13,087,276	10,356,484	93,347

			2017
	Total assets	Total liabilities	Total Income (11)
Jointly Controlled by Banco Santander	9,432,738	8,043,604	43,866
Banco RCI Brasil S.A.	9,057,261	7,985,647	74,452
Norchem Participações e Consultoria S.A.	78,674	27,574	2,665
Cibrasec - Companhia Brasileira de Securitização	86,378	9,884	4,000
Estruturadora Brasileira de Projetos S.A. - EBP	42,627	264	(14,040)
Gestora de Inteligência de Crédito	167,798	20,235	(23,211)

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	1,967,989	1,077,782	74,861
Webmotors S.A.	490,458	50,413	31,264
Tecnologia Bancária S.A. - TECBAN	1,472,774	1,025,593	41,932
PSA Corretora de Seguros e Serviços Ltda.	4,757	1,776	1,665

Significant Influence of Banco Santander	122,176	26,267	5,597
Norchem Holding e Negócios S.A.	122,176	26,267	5,597
Total	11,522,903	9,147,653	124,324

			2016
	Total assets	Total liabilities	Total Income (11)
Jointly Controlled by Banco Santander	8,831,611	7,318,656	89,544
Banco RCI Brasil S.A.	8,603,844	7,276,320	79,223
Norchem Participações e Consultoria S.A.	78,833	26,228	5,274
Cibrasec - Companhia Brasileira de Securitização	91,083	14,659	7,011
Estruturadora Brasileira de Projetos S.A. - EBP	57,851	1,449	(1,964)

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	1,459,826	943,028	58,595
Webmotors S.A.	145,499	35,231	29,934
Tecnologia Bancária S.A. - TECBAN	1,310,945	905,731	27,568
PSA Corretora de Seguros e Serviços Ltda.	3,382	2,066	1,093

Significant Influence of Banco Santander	127,598	31,136	6,792
Norchem Holding e Negócios S.A.	127,598	31,136	6,792
Total	10,419,035	8,292,820	154,931

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

b) Changes

The changes in the balance of this item were as follows:

	2018	2017	2016
Jointly Controlled by Banco Santander
Balance at beginning of year	845,704	969,097	1,041,239
Additions / disposals (net) due to change in the scope of consolidation	-	-	(2,926)
Additions /disposals (2) (5)	119,557	34,154	3,105
Capital reduction (6)	36,051	-	(76,860)
Share of results of entities accounted for using the equity method	65,373	70,334	46,061
Dividends proposed/received	(35,351)	(200,620)	(39,424)
Others	1,048	(27,261)	(2,098)
Balance at end of year	1,032,382	845,704	969,097

Significant Influence of Banco Santander
Balance at beginning of year	20,860	20,980	19,504
Share of results of entities accounted for using the equity method	585	1,217	1,476
Dividends proposed/received	(512)	(1,337)	-
Balance at end of year	20,933	20,860	20,980

(1) Companies with a delay of one month for the equity calculation. To register the equity income it was used on 12/31/2018 the position of 11/30/2018.

(2) In June 2016 the interest held in iZetlle do Brasil S.A was sold.

(3) At the ESM held on April 29, 2016 was approved the reform in the distribution structure of the capital of Cibrasec through the creation of preferred shares issued by the Company with voting rights and the share conversion of the common shares of Company into preferred shares, this reform was ratified at the ESM held on May 30, 2016. Banco Santander became part of their ordinary shares held in the capital of Cibrasec, the corresponding amount to 5,000 (five thousand) common shares issued by Cibrasec 50 (fifty) preferred shares in the proportion of 100 (one hundred) common shares for each one (1) preferred share, and still held 4,000 (four thousand) common shares in the capital of Cibrasec. Each preferred share entitles the holder the right to 100 (one hundred) times the right to dividends of the common shares, so that the economic rights were maintained, however, the conversion resulted in reduction in the percentage shareholding in Cibrasec.

(4) Company incorporated in April 2017 and is in the pre-operational phase. Pursuant to the shareholders' agreement, control is shared between shareholders who hold 20% of their capital stock each. At the Extraordinary General Meeting held on July 6, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$65,822, so that the capital stock increased from R$1 to R$65,823, through the issue of 6,582,200 (six million, five hundred and eighty-two thousand and two hundred) new shares, of which 3,291,100 (three million, two hundred and ninety-one thousand and one hundred), 1,316,440 (one million, three hundred and sixteen thousand, four hundred and forty) preferred shares Class A and 1,316,440 (one million, three hundred and sixteen thousand, four hundred and forty) preferred shares Class B and 658,220 (six hundred and fifty eight thousand, two hundred and twenty) class C preferred shares, with no par value, at the issue price of R$10.00, corresponding to the equity value of the shares. The shares issued in the capital increase were fully subscribed on the same date by the shareholders in the proportion of 20% of their capital stock each.

(5) In 2017 refers to the incorporation of Gestora de Inteligência de Crédito - partnership between Banco Santander and other banks from Brazilian market (according to note 3.d) and in 2016 refers to the acquisition agreement of part of the financial operations from the Group PSA in Brazil and the consequent creation of a Joint Venture.

(6) At the ESM realized in September 26, 2016, was approved the reduction of the capital of Webmotors S.A. without cancellation of shares in the amount of R$109,800 to be considered excessive to maintain its activities, and the capital of R$194,580 to R$84,780.

(7) On December 30, 2016, at the EGM of Webmotors S.A., the merger and the Private Instrument of Protocol and Justification of Incorporation of Virtual Motors by Webmotors S.A. were approved, so that Webmotors S.A. received, for its accounting value, based on the balance sheet drawn up on November 30, 2016, all of the assets, rights and obligations of Virtual Motors, with the extinction of Virtual Motors that will be succeeded by Webmotors S.A. in all its rights and obligations.

(8) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(9) At the EGM held in October 5, 2017, it was approved the share capital increase of the Gestora de Crédito in the amount of R$285,205, that way its share capital increased from R$65,823 to R$351,028, through the issuance of 29,013,700 new shares, being 14,506,850 as ordinary shares, 5,802,740 preferred shares Class A, 5,802,740 preferred shares Class B, and 2,901,370 preferred shares Class C, without par value, at the issuance price of R$ 9,83 per share. It was also approved by unanimous decision the payment timetable of the new shares issuance made by the Management of Gestora de Crédito. That way, the share capital increase was fully subscribed at the same day by the shareholders in the proportion of 20% of each interest which were partially paid.

(10) According to its Bylaws, EBP was formed in order to carry out projects to contribute for the Brazilian economic and social development for the period of 10 years. After the conclusion of the timetable set EPB closes its activities this year of 2018. The dissolution of its rights and liquidation were approved in the EGM held on January 29, 2018.

(11) Although participation exceeds 50%, in accordance with the shareholders' agreement, the control is shared by Santander Corretora de Seguros (Current corporate name of Santander Participações S.A.), and Carsales.com. Investments PTY LTD (Carsales), shareholder based in Australia.

(12) Pursuant to the shareholders' agreement, the control is shared by Santander Corretora de Seguros (current corporate name of Santander Participações SA) and PSA Services LTD.

(13) In December 2017, according to the contractual change, the PSA Corretora de Seguros shareholders decided to increase its share capital in R$401, that way the share capital increased from R$ 500 to R$901, through the issuance of 400,532 new shares, which each new share has the value of R$1. The new shares issued were subscribed and paid at the same date, in local currency, according to the proportion of each shareholder equivalent to 50% to the company´s share capital, that is, 200.266 shares.
(14) The Bank has a participation of less than 20%, and there is no control block in the company, and business decisions are taken jointly by the stockholders.

(15) Participation resulting from the credit recovery from the Banco Comercial and Investimentos Sudameris S.A. incorporated in 2009 by Banco ABN AMRO Real S.A., which in the same year was incorporated into the Banco Santander (Brasil) S.A., one of the Company partner. The partners are conducting the procedures for extinction of the company, whose depends on the sale of a property. Once it has been sold, the liquidation of the company and each partner will receive its share of the equity.

(16) Company incorporated on December 13, 2018, upon transformation of BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. Aymoré CFI, a wholly-owned subsidiary of Banco Santander, holds the company's operational control. (Note 3.i).

(17) Insurance company incorporated on October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Empreendimentos e Participações S.A., submitted to Susep to obtain authorization to operate. In accordance with the shareholders' agreement, the control is shared by Sancap and HDI Seguros S.A., (Note 3.g).

(*) The Bank does not have collateral with associates and joint ventures.

(**) The Bank does not have contingent liabilities with significant risk of loss as possible related to investments in affiliates with joint control and significant influence.

(***) As of December 31, 2018, 2017 and 2016, the balances of Assets, Liabilities and Profit refer to 100% of the company balance sheet. There is no balance for the caption "Other Comprehensive Income" in these companies, except for the RCI Bank which recorded R$30,358 (2017- R$40,671 and 2016 - R$5,621).

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

c) Impairment losses

No impairment losses were recognized on investments in associates and joint ventures in 2018, 2017 and 2016.

d) Other information

Details of the principal jointly controlled entities:

Banco RCI Brasil S.A.: A company incorporated in the form of corporation headquartered in Parana which is primarily engaged in the practice of leasing, credit operations, financing and investment, in order to sustain the growth of automotive brands Renault and Nissan in the Brazilian market by providing credit and leasing operations to the final client. It is a financial institution that is part of the RCI Banque Group and the Santander Group, with operations conducted as part of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the key decisions that impact this partnership are taken jointly between Banco Santander and other controllers. On July 21, 2015 the Company's transformation into a Multiple Bank was approved, with investment portfolios, leasing and credit, financing and investment and also the change of company name of Companhia de Arrendamento Mercantil RCI Brasil to Banco RCI Brasil S.A. This process was approved by Bacen on October 28, 2015. On January 29, 2016, the Companhia de Crédito, Financiamento e Investimento RCI Brasil was merged into its subsidiary Banco RCI Brasil S.A., with this process the interest previously held by RCI Brasil was transferred to Banco Santander.

Webmotors S.A.: A company incorporated in the form of private limited company with headquarters in São Paulo which is engaged in the design, implementation and / or availability of electronic catalogs, space, products, services or means of marketing products and / or services related to the automotive industry, on the Internet or other means related to e-commerce activities and other Internet uses or applications, as well as the participation in capital in other companies and the management of related business. It is a company of the Economic Conglomerate - Financial Santander (Santander Group) and Carsales.com Investments PTY LTD (Carsales), which its operations are conducted as part of a group of institutions that operate jointly. According to the Shareholders' Agreement, the key decisions that impact this partnership are taken jointly between Banco Santander and other controllers.

		2018		2017		2016
	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors
Current assets	9,849,508	221,313	9,057,261	490,458	8,603,844	145,499
Current liabilities	8,679,715	60,905	7,985,647	50,413	7,276,320	35,231
Cash and cash equivalents	37,115	1,034	47,782	1,989	23,612	1,663
Depreciation and amortization	(977)	(7,423)	(1,600)	16,353	(911)	(12,295)
Revenue	1,316,687	167,881	1,315,695	127,064	1,575,550	135,242
Interest income	1,290,703	4,134	1,294,119	7,178	1,368,643	28,047
Interest expense	(575,944)	-	(626,654)	-	(903,061)	-
Tax Income / (expense)	(147,266)	(16,013)	(122,544)	(12,568)	(3,326)	(13,370)
Current financial liabilities (excluding trade and other payables and provisions)	3,130,908	49,709	3,897,010	33,320	3,629,575	31,707
Non-current financial liabilities (excluding trade and other payables and provisions)	4,813,909	5,458	4,058,986	3,247	3,646,745	1,736

12.	Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for the its own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during fiscal years ended December 31, 2018, 2017 and 2016.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

Thousand of reais
Cost	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Others	Total
Balance at December 31, 2015	2,724,859	3,150,747	7,363,491	3,759	13,242,856
Additions	3,024	154,852	715,264	-	873,140
Additions resulting mergers	-	2,021	3,961	-	5,982
Write-off	(29,174)	(15,011)	(141,442)	-	(185,627)
Change in scope of consolidation	-	45	257	-	302
Transfers	12,484	74,361	(82,650)	-	4,195
Balance at December 31, 2016	2,711,193	3,367,015	7,858,881	3,759	13,940,848

Additions	-	382,571	723,835	-	1,106,406
Write-off	(52,102)	(180,036)	(31,053)	-	(263,191)
Transfers	(9,779)	718,666	(721,520)	-	(12,633)
Balance at December 31, 2017	2,649,312	4,288,216	7,830,143	3,759	14,771,430

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Additions	2,534	449,489	941,895	381	1,394,299
Write-off	(18,230)	(162,497)	(199,877)	-	(380,604)
Transfers	45,663	32,232	640,758	(3,759)	714,894
Additions by Company Acquisition	-	1,368	463	-	1,831
Change in scope of consolidation	99,759	19,517	17,749	1,302	138,327
Balance at December 31, 2018	2,779,038	4,628,325	9,231,131	1,683	16,640,177

Accumulated depreciation
Balance at December 31, 2015	(531,546)	(2,092,880)	(3,602,731)	-	(6,227,157)
Additions	(82,963)	(387,855)	(683,770)	-	(1,154,588)
Additions resulting mergers	-	(1,594)	(1,234)	-	(2,828)
Write-off	13,999	13,092	121,338	-	148,429
Change in scope of consolidation	-	(26)	(76)	-	(102)
Transfers	6,300	(39,836)	(5,761)	-	(39,297)
Balance at December 31, 2016	(594,210)	(2,509,099)	(4,172,234)	-	(7,275,543)

Additions	(81,910)	(499,542)	(609,515)	-	(1,190,967)
Write-off	37,136	154,471	22,196	-	213,803
Transfers	9,734	(437,527)	427,506	-	(287)
Balance at December 31, 2017	(629,250)	(3,291,697)	(4,332,047)	-	(8,252,994)

Additions	(82,714)	(484,629)	(649,361)	-	(1,216,704)
Write-off	8,816	140,332	109,447	-	258,595
Transfers	(52,094)	(76,292)	(631,965)	-	(760,351)
Additions by Company Acquisition	-	(978)	(196)	-	(1,174)
Change in scope of consolidation	(5,602)	(1,448)	(7,136)	-	(14,186)
Balance at December 31, 2018	(760,844)	(3,714,712)	(5,511,258)	-	(9,986,814)

Losses from non-recovery (impairment)
Balance at December 31, 2015	(9,785)	-	-	-	(9,785)
Impacts on results	(3,246)	-	(5,841)	-	(9,087)
Write-off	23,588	-	-	-	23,588
Balance at December 31, 2016	10,557	-	(5,841)	-	4,716

Impacts on results	9,784	-	1,047	-	10,831
Transfers	-	-	(512)	-	(512)
Balance at December 31, 2017	20,341	-	(5,306)	-	15,035

Impacts on results	(10,607)	-	(49,556)	-	(60,163)
Transfers	(5)	-	4,333	-	4,328
Balance at December 31, 2018	9,729	-	(50,529)	-	(40,800)

Carrying amount
Balance at December 31, 2016	2,127,540	857,916	3,680,806	3,759	6,670,021
Balance at December 31, 2017	2,040,403	996,519	3,492,790	3,759	6,533,471
Balance at December 31, 2018	2,027,923	913,613	3,669,344	1,683	6,612,563

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

The depreciation expenses has been included in the heading “Depreciation and amortization” in the income statement.

b) Tangible asset purchase commitments

On December 31, 2018 the Bank has contractual commitments for the acquisition of tangible assets amount of R$3.2 million (2017 - R$75.0 million and 2016 R$9.1 million).

13.	Intangible assets - Goodwill

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

The goodwill recorded is subject to impairment test (note 2.o.i) and has been allocated according to the operating segments (note 45).

Based on the assumptions described above, no impairment loss was recognized for goodwill at December 31, 2018, 2017 and 2016.

Thousand of reais	2018	2017	2016

Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565	27,217,565
Olé Consignado (Current Company name of Banco Bonsucesso Consignado)	62,800	62,800	62,800
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super)	13,050	13,050	13,050
Banco PSA Finance Brasil S.A.	1,557	1,557	-
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	1,039,304	1,039,304	1,039,304
BW Guirapá I S.A.	-	-	22,320
Ipanema Empreendimentos e Participações Ltda.	27,630	28,120	-
Santander Brasil Tecnologia S.A.	16,382	-	-
Others	-	1,860	-
Total	28,378,288	28,364,256	28,355,039

	Commercial Banking
	2018	2017	2016
Main assumptions:
Basis of determining recoverable amounts	Value in use: cash flows
Period of the projections of cash flows (1)	5 years	5 years	5 years
Growth rate perpetual	5.1%	8.3%	8.0%
Discount rate (2)	13.6%	14.6%	15.2%

(1) The projections of cash flow are prepared using Management´s growth plans and internal budget, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax is 19.33% (2017 - 20.42% and 2016 - 20.23%).

The changes of goodwill in December 31, 2018, 2017 and 2016 were as follows:

Thousand of reais	2018	2017	2016

Balance at beginning of the year	28,364,256	28,355,039	28,332,719
Additions (loss):
BW Guirapá (Note 3.c)	-	(22,320)	22,320
Banco PSA Finance Brasil S.A.	-	1,557	-
Ipanema Empreendimentos e Participações Ltda.	(490)	28,120	-
Santander Brasil Tecnologia S.A.	16,382	-	-
Others	(1,860)	1,860	-
Balance at end of the year	28,378,288	28,364,256	28,355,039

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

14.	Intangible assets - Other intangible assets

The details by asset category of the "other intangible assets" of the consolidated financial statements are as follow:

Cost		IT developments		Other assets	Total
Balance at December 31, 2015		5,202,500		397,716	5,600,216
Additions		652,490		18,395	670,885
Additions resulting mergers		250		89	339
Write-off		(450)		(10,202)	(10,652)
Additions / disposals (net) due to change in the scope of consolidation		4		-	4
Transfers		12,150		-	12,150
Balance at December 31, 2016		5,866,944		405,998	6,272,942

Additions		824,411		12,072	836,483
Write-off		(125,307)		(7,096)	(132,403)
Transfers		4,633		-	4,633
Balance at December 31, 2017		6,570,681		410,974	6,981,655

Additions		804,782		137	804,919
Write-off		(477,434)		(40)	(477,474)
Transfers		11,567		-	11,567
Additions resulting mergers		590		-	590
Additions / disposals (net) due to change in the scope of consolidation		87		-	87
Balance at December 31, 2018		6,910,273		411,071	7,321,344

Accumulated amortization		IT developments		Other assets	Total
Balance at December 31, 2015	-	(2,848,994)		(266,779)	(3,115,773)
Additions		(304,046)		(24,005)	(328,051)
Additions resulting mergers		(249)		-	(249)
Write-off		141		10,202	10,343
Additions / disposals (net) due to change in the scope of consolidation		(1)		-	(1)
Transfers		32,167		3,427	35,594
Balance at December 31, 2016		(3,120,982)		(277,155)	(3,398,137)

Additions		(449,709)		(21,571)	(471,280)
Write-off		854		5,500	6,354
Transfers		17,402		464	17,866
Balance at December 31, 2017		(3,552,435)		(292,762)	(3,845,197)

Additions		(504,009)		(19,246)	(523,255)
Write-off		25,242		-	25,242
Transfers		(1,000,893)		58	(1,000,835)
Additions resulting mergers		(583)		-	(583)
Additions / disposals (net) due to change in the scope of consolidation		(15)		-	(15)
Balance at December 31, 2018		(5,032,693)		(311,950)	(5,344,643)

Losses from non-recovery (Impairment) - IT
Balance at December 31, 2015		(994,802)	-	(8,698)	(1,003,500)
Impact on net profit (1)		898		(6,736)	(5,838)
Write-off		16,193		143	16,336
Balance at December 31, 2016		(977,711)		(15,291)	(993,002)

Impact on net profit		(306,110)	-	-	(306,110)
Transfers		441		-	441
Balance at December 31, 2017		(1,283,380)		(15,291)	(1,298,671)

Impact on net profit (1)		(300,865)		-	(300,865)
Write-off		1,263,535		-	1,263,535
Balance at December 31, 2018		(320,710)		(15,291)	(336,001)

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Carrying amount
Balance at December 31, 2016	1,768,251	113,552	1,881,803
Balance at December 31, 2017	1,734,866	102,921	1,837,787
Balance at December 31, 2018	1,556,870	83,830	1,640,700

(1) In 2018, it refers to impairment loss of assets in the acquisition and development of software. The loss in the acquisition and development of software was recorded due to obsolescence function and disruption of these systems.

The amortization expenses has been included in the heading “Depreciation and amortization” in the income statement.

15.	Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousand of reais	2018	2017	2016

Customer relationships	1,674,187	1,679,305	1,197,278
Prepayments and accrued income	685,755	784,456	690,814
Contractual guarantees of former controlling stockholders (Note 23.c.5)	605,638	707,130	814,925
Actuarial asset (Note 22)	273,281	198,189	153,662
Other receivables (1)	1,561,606	1,209,190	2,247,333
Total	4,800,467	4,578,270	5,104,012

(1) Corresponds mainly to receivables from third parties.

16.	Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousand of reais	2018	2017	2016

Classification:
Financial liabilities at amortized cost	99,022,806	79,374,685	78,634,072
Total	99,022,806	79,374,685	78,634,072

Type:
Deposits on demand (1)	709,605	306,081	314,112
Time deposits (2)	47,227,456	52,739,163	49,548,858
Repurchase agreements	51,085,745	26,329,441	28,771,102
Of / which:
Backed operations with Private Securities (3)	6,977,766	-	446,429
Backed operations with Government Securities	44,107,979	26,329,441	28,324,673
Total	99,022,806	79,374,685	78,634,072

Thousand of reais	2018	2017	2016

Currency:
Reais	74,159,613	56,562,950	51,339,830
Euro	105,119	407,814	576,994
US dollar	24,758,074	22,156,054	26,546,404
Other currencies	-	247,867	170,844
Total	99,022,806	79,374,685	78,634,072

(1) Non-interest bearing accounts.

(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

(3) Refers primarily to repurchase agreements backed by own-issued debentures.

17.	Client deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousand of reais	2018	2017	2016

Classification:
Financial liabilities at amortized cost	304,197,800	276,042,141	247,445,177
Total	304,197,800	276,042,141	247,445,177

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Type:
Demand deposits
Current accounts (1)	18,853,519	17,559,985	15,868,201
Savings accounts	46,068,346	40,572,369	36,051,476
Time deposits	190,982,541	146,817,650	94,478,875
Repurchase agreements	48,293,394	71,092,137	101,046,625
Of which:
Backed operations with Private Securities (2)	6,977,766	33,902,890	59,460,210
Backed operations with Government Securities	41,315,628	37,189,247	41,586,415
Total	304,197,800	276,042,141	247,445,177

(1) Non-interest bearing accounts.

(2) Refers primarily to repurchase agreements backed by own-issued debentures.

Note 44-d contains a detail of the residual maturity periods of financial liabilities at amortized cost.

18.	Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousand of reais	2018	2017	2016

Classification:
Financial liabilities at amortized cost	74,626,232	70,247,012	99,842,955
Total	74,626,232	70,247,012	99,842,955

Type:
Real estate credit notes - LCI (1)	27,159,982	27,713,873	23,983,429
Eurobonds	4,516,647	1,992,828	7,721,646
Treasury Bills (2)	30,721,206	31,686,259	61,157,037
Agribusiness credit notes - LCA	11,925,018	8,854,052	6,980,843
Guaranteed Real Estate Credit Notes (3)	303,379	-	-
Total	74,626,232	70,247,012	99,842,955
Indexers:		Domestic	Abroad

Treasury Bills		97% to 106% of CDI	-
		100% of IGPM	-
		100% of IPCA	-
		Pre fixed: 6.04% to 17.46%	-
		105,5% of SELIC	-
Real estate credit notes - LCI		73% to 9.,5% of CDI	-
		Pre fixed: 7,3% of 14%	-
		100% of IPCA	-
		100% of TR	-
Agribusiness credit notes - LCA		84% to 96% of CDI	-
Guaranteed Real Estate Credit Notes - LIG		95% to 98% of CDI
Eurobonds		-	0.9% to 9%

(1) Real Estate Credit Notes are fixed income securities pegged by mortgages and mortgage-backed securities or liens on property. On December 31, 2018, have maturities between 2019 and 2026 (2017 - there are maturities between 2018 to 2026 and 2016 - there are maturities between 2017 to 2026).

(2) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2018, have a maturity between 2019 to 2025 (2017 - have a maturity between 2018 to 2025 and 2016 - there are maturities between 2017 to 2025).

(3) Guaranteed Real Estate Letters are real estate investment securities guaranteed by the issuer and by a pool of real estate credits separated from the other assets of the issuer. As of December 31, 2018 maturity until 2021.

The breakdown, by currency, of the balance of this account is as follows:

Thousand of reais
Currency:	2018	2017	2016

Real	70,109,585	68,335,103	92,132,195
US dollar	4,516,647	1,911,909	7,645,542
Euro	-	-	65,218
Total	74,626,232	70,247,012	99,842,955

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

	Average interest (%)
Currency:	2018	2017	2016

Real	5.5%	5.5%	11.7%
US dollar	5.9%	6.8%	3.7%
Total	5.6%	5.7%	11.3%

The changes in the balance of Marketable debt instruments were as follows:

Thousand of reais	2018	2017	2016

Balance at beginning of the year	70,247,012	99,842,955	94,658,300
Issuances	73,765,081	59,663,420	50,313,469
Payments	(78,903,009)	(97,009,957)	(56,164,769)
Interest (Note 33)	4,606,949	7,901,199	12,212,922
Exchange differences and Others	4,910,199	(150,605)	(1,305,204)
Additions arising from acquisitions of companies	-	-	128,237
Balance at end of the year	74,626,232	70,247,012	99,842,955

On December 31, 2018, 2017 and 2016, none of these instruments was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

The note 44-d contains a detail of the residual maturity periods of financial liabilities at amortized cost in each year.

The breakdown of "Bonds and other securities" is as follows:

				Interest rate (p.y)
	Issuance	Maturity	Currency		2018	2017	2016

Eurobonds	2007	2017	BRL	FIDC	-	-	1,930
Eurobonds	2016	2017	USD	0,7% to 2,5%	-	-	3,408,932
Eurobonds	2012	2017	USD	4.6%	-	-	4,116,309
Eurobonds	2017	2018	USD	Zero Coupon to 2,4%	-	1,195,668	-
Eurobonds	2017	2019	USD	Libor 3M + 1,0%	194,243	165,677	-
Eurobonds	2018	2019	USD	Zero Coupon to 9%	855,035	-	-
Eurobonds	2018	2019	USD	Libor 3M + 0,95%	19,386	-	-
Eurobonds	2018	2019	USD	Libor 1M + 1,5%	197,055	-	-
Eurobonds	2018	2019	USD	3.5%	34,776	-	-
Eurobonds	2018	2019	USD	6,6% to 6,7%	1,211,361	-	-
Eurobonds	2018	2019	USD	9.0%	1,287,821	-	-
Eurobonds	2017	2024	USD	6,9% to 10,0%	639,275	541,487	-
Others					77,695	89,996	194,475
Total					4,516,647	1,992,828	7,721,646

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

19.	Subordinated liabilities

The detail of the balance of “Subordinated liabilities” is as follows:

Thousand of reais
	Issuance	Maturity (1)	Amount (millions)	Interest rate	2018	2017	2016

Subordinated Liabilities	May-08	May-15 to May-18	R$283	CDI (2)	-	109,572	98,378
Subordinated Liabilities	May-08 to June-08	May-15 to June-18	R$268	IPCA (3)	-	409,658	367,868
Notes (4)	January-14	Perpetual	R$3.000	7.375%	4,906,880	-	-
Notes (4)	January-14	January-24	R$3.000	6.000%	4,978,728	-	-
Total					9,885,608	519,230	466,246

(1) Subordinated time deposits issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.

(2) Between December 2017 and May 2018, indexed by 100% and 112% of the CDI.

(3) Between December 2017 and June 2018, indexed by the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.4% p.a.

(4) On December 18, 2018, the Bank Central of Brazil issued approval for the repurchase of the notes issued on January 29, 2014, this approval led to the reclassification of these instruments from the Debt Instruments Eligible to Compose Capital to Subordinated Debt (Note 20).

The detail by currency, of the balance of “Subordinated liabilities” is as follows:

Thousand of reais				Average Interest Rate (%)
Currency:	2018	2017	2016	2018	2017	2016

Real	9,885,608	519,230	466,246	4.9%	7.5%	9.6%
Total	9,885,608	519,230	466,246	4.9%	7.5%	9.6%

Changes in the balance of "Subordinated liabilities" in twelve-months period ended December 31, 2018, 2017 and 2016 were as follows:

	2018	2017	2016

Balance at beginning of year	519,230	466,246	8,097,304
Payments	(544,566)	-	(8,362,652)
Interest (Note 33)	25,336	52,984	731,594
Transfers (Note 20)	9,885,608	-	-
Balance at end of year	9,885,608	519,230	466,246

Note 44-d contains a detail of the residual maturity periods of subordinated liabilities at each year-end in each year.

20.	Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of such instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan (Note 28.e), are as follows:

					2018	2017	2016
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.) (3)
Tier I (1) (5)	jan-14	no maturity (perpetual)	R$3,000	7.375%	-	4,187,531	4,125,557
Tier II (2) (5)	jan-14	jan-24	R$3,000	6.000%	-	4,249,370	4,186,361
Tier I (4)	nov-18	no maturity (perpetual)	US$1,250	7.250%	4,893,668	-	-
Tier II (4)	nov-18	nov-28	US$1,250	6.125%	4,886,276	-	-
Total					9,779,944	8,436,901	8,311,918

(1)	Notes repurchased in 2019; As authorized by Bacen on December 17, 2018, as of the date of their issuance, Level I and II of RC must be excluded.

(2)	Notes repurchased in 2019; As authorized by Bacen on December 17, 2018, as of the date of their issuance, Level I and II of RC must be excluded.

(3)	The debts of January 2014 were made by Banco Santander in Brazil, therefore, as Income Tax at source assumed by the issuer, in the form of a corresponding exchange rate, is 8.676% and 7.059% for the instruments Level I and Level II, respectively. The emissions generated from November 2018 were made through the Cayman Agency and, consequently, there is no incidence of Income Tax at Source.

(4)	Interest paid semiannually, as of May 8, 2019.

(5)	On December 18, 2018, the Central Bank of Brazil issued the approval for the repurchase of the notes issued on January 29, 2014, this approval led to the reclassification of these instruments from the Debt Instruments Eligible to Compose Capital to Subordinated Debt (Note 19).

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Changes in the balance of "Debt Instruments Eligible to Compose Capital" in twelve-months period ended December 31, 2018, 2017 and 2016 were as follows:

	2018	2017	2016
Balance at beginning of the year	8,436,901	8,311,918	9,959,037
Emission of interest - Tier I	4,673,875	-	-
Emission of interest - Tier II	4,673,875	-	-
Interest payment Tier I (1)	331,677	273,123	276,587
Interest payment Tier II (1)	272,539	222,065	225,161
Exchange differences / Others	1,960,467	252,941	(1,447,196)
Payments of interest - Tier I	(381,008)	(344,867)	(379,039)
Payments of interest - Tier II	(302,775)	(278,279)	(322,632)
Transfers	(9,885,607)	-	-
Balance at end of the year	9,779,944	8,436,901	8,311,918

(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II was recorded against income for the period as "Interest expense and similar charges" (Note 33).

On November 5, 2018, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance was in the form of Notes issued in US dollars, US$2.5 billion, for payment in Tier I and Tier II of Reference Equity. The offer of these notes was made outside Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil. On the same date, the Board of Directors approved the redemption of the Tier I and Tier II notes issued on January 29, 2014, in the total amount of U$2.5 billion (Note 26.e).

The specific characteristics of Notes issued to make up Tier I are: (a) Principal: US$1.250 billion (b) Interest Rate: 7.25% p.a; (c) no maturity (perpetual); (d) Periodicity of payment of interest: semiannually from May 8, 2019.

The specific characteristics of Notes issued to make up Tier II are: (a) Principal: US$1.250 billion; (b) Interest Rate: 6.125% p.a.; (c) Maturity Term: on November 8, 2028; and (d) Periodicity of payment of interest: semiannually, as of May 8, 2019.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the fifth anniversary as of the date of issue of the Notes, at the sole discretion of the Bank or as a result of changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

On December 18, 2018, the Bank issued approval for the Notes to comprise Tier I and Tier II of Banco Santander's Reference Equity as of such date, as well as the repurchase of the notes issued on January 29, 2014. As a result, the balance relating to the notes issued on January 29, 2014 were reclassified from Debt Instruments Eligible to Compose Capital to Subordinated Debts (Note 19).

21.	Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousand of reais	2018	2017	2016

Credit card obligations	39,761,739	32,049,712	25,420,237
Unsettled financial transactions (2)	3,356,871	3,905,236	3,829,374
Dividends and Interest on Capital payable	4,508,569	4,553,914	4,346,128
Tax collection accounts - Tax payables	1,205,746	1,077,860	1,157,386
Liability associated with the transfer of assets (Note 9.g)	126,906	428,248	774,673
Other financial liabilities (1)	2,769,005	2,245,765	1,351,301
Total	51,728,836	44,260,735	36,879,099

(1) As of December 31, 2018, the financial liability is included in the total amount of R$519 million (2017 - R$484 million and 2016 - R$307 million), related to the purchase option period of the shares held by Banco Bonsucesso. The exercise period is the defined between two periods, the first from February 10, 2019 to February 10, 2021, if the exercise does not occur in the first period, the second period will be from February 10, 2023 to February 10, 2025 and R$1,427 (2017 - R$1,223 million and 2016 - R$950 million), referring to an option with shares issued by Getnet SA, which was authorized by Bacen on February 18, 2019.

(2) Includes operations to settle with B3 S.A. (Current Company Name of BM&FBovespa) and payment orders in foreign currency.

22.	Provisions for pensions and similar obligations

On December 31, 2018 the balance of provisions for pension funds and similar obligations totaled R$3,357,654 (2017 - R$3,923,457 and 2016 - R$2,710,627).

i. Supplemental Pension Plan

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

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

- Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans were closed to new participants prior to the acquisition of Grupo Bozano Simonsen by Banco Santander in November 1999.

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

•	Sanprev – Santander Associação de Previdência (Sanprev)

Closed-End Private Pension Entity (EFPC) that used to manage three benefit plans, 2 in the Defined Benefit modality and 1 in the modality of Variable Contribution, whose process of management transfer of these plans to Banesprev occurred in January 2017. According to Portaria 389 of PREVIC, of May 8, 2018, it was approved the closure of the authorization of operation of Sanprev.

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

The Retirement Plan of SantanderPrevi is structured as Defined Contribution and closed to new members since July 2018 as approved by PREVIC, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the year of 2018 was R$89,959 (2017 - R$86,449 and 2016 – R$87,603). It has 10 cases of lifetime income with benefits arising from the previous plan.

SBPREV - Santander Brasil Open Pension Plan: As from January 2, 2018, Santander started to offer this new optional supplementary pension plan for new employees hired and for employees who are not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of the Group. This new program includes the PGBL- Free Benefit Generation Plan and VGBL-Free Benefit Generator Life managed by Icatu Seguros, the Open Entity of Complementary Pension Plan, which are open for new accessions, with similar characteristics to SantanderPrevi's plan. the instituting / stipulating companies and the participants in the plans. The appropriated values by the sponsors in the year of 2018 were R$1,597.

ii. Health and Dental Care Plan

• Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A.:

Entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

• HolandaPrevi’s Retirees (current corporate name of SantanderPrevi):

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

• Former employees of Banco Real S.A. (Retiree by Circulars):

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

• Bandeprev’s retirees:

Health care plan granted to Bandeprev’s retirees as a lifetime benefit, for which Banco Santander is responsible for subsidizing 50% of the benefits of employees retired until November 27, 1998. For whom retired after this date, the subsidy is 30%.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

• Directors with Lifetime Benefits (Lifetime Directors):

Lifetime health care benefit granted to a small closed group of former directors coming from Banco Sudameris, being 100% subsidized by the Bank.

• Free Clinic:

Health care plan (free clinic) is offered for a lifetime to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard infirmary where the cost is 100% of the Foundation Sudameris.

• Life insurance for Banco Real’s retirees (Life Insurance):

For Retirees from Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45% of the value. It is a closed group.

• Life Insurance Assistance Boxes (Life Insurance):

Included in the bulk of the life insurance in December 2018 the insurance of the retirees of the DCA, DAB and CACIBAN plans. This insurance was granted to retirees of the former Southern Bank, coverage was according to the choice of retiree at the time of joining the benefit. The Bank's allowance is 50% of the premium amount for the holder and some retirees have the spouse clause bearing 100% of the cost. The plan is closed for new participants.

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

• Nominal discount rate for actuarial obligation and calculation of interest on assets:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans – 9.1% (2017 – 9.53% and 2016 – 10.9%).

- Cabesp, Law 9,656 and others obligations – 9.3% (2017 – 9.65% and 2016 – 10.8%).

• Estimated long-term inflation rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans – 4.0% (2017 - 4.0% and 2016 - 4.5%).

• Estimate salary increase rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans – 5.0% (2017 - 5.0% and 2016 - 5.0%).

The funding status of the defined benefit obligations in 2018 and in the last 2 years are as follows:

	2018	2017	2016

Present value of the obligations - Post-employment plans:
To current employees	716,492	796,243	770,423
Vested obligations to retired employees	23,296,715	21,205,366	19,998,703
	24,013,207	22,001,609	20,769,126

Less:
Fair value of plan assets	22,708,990	20,689,637	20,116,916
Unrecognized assets (1)	(1,079,808)	(1,090,682)	(969,161)
Provisions – Post-employment plans, net	2,384,025	2,402,654	1,621,371

Present value of the obligations - Other similar obligations:
To current employees	184,606	228,107	200,009
Vested obligations to retired employees	4,604,466	4,815,654	4,046,480
	4,789,072	5,043,761	4,246,489

Less:
Fair value of plan assets	4,157,251	3,721,147	3,310,895
Unrecognized assets (1)	(68,527)	-	-
Provisions – Other similar obligations, net	700,348	1,322,614	935,594

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Total provisions for pension plans, net	3,084,373	3,725,268	2,556,965
Of which:
Actuarial provisions	3,357,654	3,923,457	2,710,627
Actuarial assets (note 15)	273,281	198,189	153,662
(1)	Refers to fully funded surplus plans Banesprev I and III, Sanprev I, II and III and Bandeprev.

On the fourth quarter of 2018, the Management settled the actuarial deficit of Banesprev V and DAB in 2017 in the amount of R$ 295,529 and R$ 1,246, respectively, and the contribution in the estimated amount of R$ 152,329 to cover the actuarial deficit from 2018 to Banesprev Pré 75.

In the first half of 2018, there was an increase in the cost contribution established for a post-employment benefit plan, which is calculated as a percentage of the total monthly compensation of members. The increase in the contribution resulted in a decrease in the past service cost due to changes in the plan. The envisaged changes implied a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations.

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Post-Employment Plans
	2018	2017	2016

Staff costs - Current service costs (note 40)	3,142	14,605	15,416
Interest and similar income and expenses - Interest cost (net) (notes 32 and 33)	124,754	70,429	120,524
Interest and similar income and expenses - Interest on unrecognized assets (notes 32 and 33)	104,160	105,832	117,981
Other movements	12,432	5,323	4,355
Total	244,488	196,189	258,276

	Other Similar Obligations
	2018	2017	2016

Staff costs - Current service costs (note 40)	5,797	5,476	9,064
Interest and similar income and expenses - Interest cost (net) (notes 32 and 33)	76,124	99,575	38,064
Interest and similar income and expenses - Interest on unrecognized assets (notes 32 and 33)	15,521	-	14,608
Other movements (2)	(816,230)	-	55,943
Total	(718,788)	105,051	117,679

The changes in the present value of the accrued defined benefit obligations were as follows:

	Post-Employment Plans
	2018	2017	2016

Present value of the obligations at beginning of year	22,001,609	20,769,126	17,525,799
Current service cost (Note 40)	3,142	14,605	15,416
Interest cost	2,029,099	2,170,639	2,046,949
Benefits paid	(1,876,014)	(1,834,681)	(1,679,794)
Actuarial (gains)/losses	1,674,908	871,308	2,844,733
Others	180,463	10,612	16,023
Present value of the obligations at end of year	24,013,207	22,001,609	20,769,126

	Other Similar Obligations
	2018	2017	2016

Present value of the obligations at beginning of year	5,043,761	4,246,489	6,034,734
Current service cost (Note 40)	5,797	5,476	9,064
Interest cost	438,567	447,653	703,874
Benefits paid	(346,185)	(339,538)	(465,029)
Actuarial (gains)/losses	455,193	683,681	1,330,371
Other (1) (2)	(808,061)	-	(3,366,525)
Present value of the obligations at end of year	4,789,072	5,043,761	4,246,489

(1) In the fourth quarter of 2016, Banco Santander updated the procedures for recognizing its obligations to the entity CABESP, in accordance with its bylaws, which establishes the coverage of medical costs in the equality of proportion between associates and sponsor.

(2) In the year ended December 31, 2018 there was an increase in the cost contribution established for a postemployment benefit plan, which is calculated as a percentage of the total monthly compensation of associates. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The envisaged changes implied a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations. In the Consolidated Statements of Income, this amount was recorded under Provision (Net).

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

The changes in the fair value of the plan assets were as follows:

	Post-Employment Plans
	2018	2017	2016

Fair value of plan assets at beginning of year	20,689,637	20,116,916	16,275,269
Interest (Expense) Income	1,904,345	2,100,211	1,926,424
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	1,347,689	268,309	1,589,517
Contributions/(surrenders)	481,959	38,883	2,001,806
Of which:
By the Bank	472,723	27,439	1,985,722
By plan participants	9,236	11,444	16,084
Benefits paid	(1,876,014)	(1,834,682)	(1,676,116)
Exchange differences and other items	161,374	-	16
Fair value of plan assets at end of year	22,708,990	20,689,637	20,116,916

	Other Similar Obligations
	2018	2017	2016

Fair value of plan assets at beginning of year	3,721,147	3,310,895	5,673,071
Interest (Expense) Income	362,444	348,078	665,811
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	304,632	303,504	718,628
Contributions/(surrenders)	72,548	61,803	-
Of which:
By the Bank	72,548	61,803	-
Benefits paid	(310,458)	(303,133)	(3,746,615)
Exchange differences and other items	6,938	-	-
Fair value of plan assets at end of year	4,157,251	3,721,147	3,310,895

Breakdown of gains (losses) actuarial by experience, financial assumptions and demographic hypotheses:

	Post-Employment Plans
	2018	2017	2016
Experience Plan	(803,717)	686,204	(696,910)
Changes in Financial Assumptions	(871,176)	(1,557,689)	(2,135,189)
Changes in Financial Demographic	-	146	(12,773)
Gain (Loss) Actuarial - Obligation	(1,674,893)	(871,339)	(2,844,872)
Return on Investment, Return Unlike Implied Discount Rate	1,344,089	270,158	1,589,446
Gain (Loss) Actuarial - Asset	1,344,089	270,158	1,589,446
Changes in Surplus / Deficit Uncollectible	117,320	(15,690)	-

			Other Similar Obligations
	2018	2017	2016
Experience Plan	(79,810)	(303,396)	(1,116,845)
Changes in Financial Assumptions	(376,949)	(380,285)	(537,952)
Changes in Financial Demographic	-	-	(379)
Gain (Loss) Actuarial - Obligation	(456,759)	(683,681)	(1,655,176)
Return on Investment, Return Unlike Implied Discount Rate	307,048	303,504	718,628
Gain (Loss) Actuarial - Asset	307,048	303,504	718,628
Changes in Surplus Uncollectible	(52,604)	-	-

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

The experience adjustments arising from plan assets and liabilities are shown below:

	Post - Employment Plans
	2018	2017	2016

Experience in Net Assets Adjustments	1,347,689	268,309	1,589,517

	Other Similar Obligations
	2018	2017	2016

Experience in Net Assets Adjustments	304,632	303,504	718,628

The amounts of actuarial obligation of defined benefit plans not covered and defined benefit plans partially or totally covered are shown below:

2018	2017	2016

700,347	701,551	826,963
28,101,932	26,343,818	22,734,017

The main categories of plan assets as a percentage of total plan assets are as follows:

	2018	2017	2016

Equity instruments	4.81%	4.60%	1.00%
Debt instruments	94.59%	94.70%	98.16%
Properties	0.28%	0.35%	0.30%
Other	0.32%	0.35%	0.54%

The expected return on plan assets was determined based on the market expectations for returns over the duration of the related obligations.

The actual return on plan assets was R$3,823,004 (2017 – R$3,021,950 and 2016 – R$4,900,380).

The following table shows the estimated benefits payable on December 31, 2018 for the next ten years:

2019	2,109,187
2020	2,160,320
2021	2,209,720
2022	2,281,827
2023	2,352,046
2024 to 2028	12,734,200
Total	23,847,300

Assumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. The change of one percentage point in the medical care cost rates would have the effects as follows:

	Sensitivity
	(+) 1,0%	(-) 1,0%
Effect on current service cost and interest on actuarial liabilities	69,961	(62,469)
Effects on present value of obligation	761,619	(680,061)

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

Plans	Post - Employment Plans

Duration (in years)
Banesprev Plans I	11.35
Banesprev Plans II	11.73
Banesprev Plans III	9.39
Banesprev Plans IV	14.00
Banesprev Plans V	8.87
Banesprev Pre-75	9.62
Sanprev I	6.47
Sanprev II	10.83
Sanprev III	9.66
Bandeprev Basic	9.57
Bandeprev Special I	6.70
Bandeprev Special II	6.52
SantanderPrevi	7.30
CACIBAN / DAB / DCA	6.79/5.79/6.37

Plans	Other Similar Obligations

Cabesp	14.16
Bandepe	14.73
Free Clinic	11.04
Lifetime officers	8.63
Circulars (1)	11.72 and 10.68
Life Insurance	7.82

(1) The duration 11.72 refers to the plan of Former Employees of Banco ABN Amro and 10.68 to the plan of Former Employees of Banco Real.

Actuarial Assumptions Adopted in Calculations

		2018		2017		2016
	Pension	Health	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	9.1%	9.3%	9.5%	9.7%	10.9%	10.8%
Rate Calculation of Interest Under Assets to the Next Year	9.1%	9.3%	9.5%	9.7%	10.9%	10.8%
Estimated Long-term Inflation Rate	4.0%	4.0%	4.0%	4.0%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Mortality tables	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

23.	Provisions for judicial and administrative proceedings, commitments and other provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousand of reais	2018	2017	2016

Judicial and administrative proceedings under the responsibility of former controlling stockholders (Note 15)	605,638	707,131	814,925
Judicial and administrative proceedings	9,507,240	8,365,320	7,470,344
Of which:
Civil	3,377,338	2,522,005	1,842,549
Labor	3,819,107	3,448,388	3,138,645
Tax and Social Security	2,310,795	2,394,927	2,489,150
Provisions for contingent commitments (Note 23.b)	626,267	-	-
Others provisions (1)	599,099	991,008	780,595
Total	11,338,244	10,063,459	9,065,864

(1) In 2018, includes R$126.561 (2017 - R$287,446 and 2016 - R$450,284) relating to the expenses of projects aimed at improving operational productivity and efficiency.

b) Changes

The changes in “Provisions” were as follows:

Thousand of reais	2018

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	3,923,456	10,063,459	13,986,915
Additions charged to income:
Interest expense and similar charges	320,559	-	320,559
Personnel Expenses (Note 40)	8,939	-	8,939
Constitutions / Reversals and Adjustment of provisions	(801,332)	3,556,512	2,755,180
Other Comprehensive Income	483,058	-	483,058
Additions to provisions for contingent commitments	-	(48,246)	(48,246)
Payments to external funds	(594,024)	-	(594,024)
Amount paid	-	(2,247,172)	(2,247,172)
Transfer to other assets - actuarial assets (Note 15)	16,998	-	16,998
Transfers, exchange differences and other changes	-	13,691	13,691
Balance at end of year	3,357,654	11,338,244	14,695,898

Thousand of reais	2017

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	2,710,626	9,065,864	11,776,490
Additions charged to income:
Interest expense and similar charges	275,836	-	275,836
Personnel Expenses (Note 40)	20,081	-	20,081
Constitutions / Reversals and Adjustment of provisions	1,723	3,112,684	3,114,407
Other Comprehensive Income	1,028,090	-	1,028,090
Payments to external funds	(127,357)	-	(127,357)
Amount paid	-	(2,123,483)	(2,123,483)
Transfer to other assets - actuarial assets (Note 15)	14,457	-	14,457

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Transfers, exchange differences and other changes	-	8,394	8,394
Balance at end of year	3,923,456	10,063,459	13,986,915

Thousand of reais	2016

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	2,696,653	8,713,024	11,409,677
Additions charged to income:
Interest expense and similar charges (Note 32 & 33)	287,576	-	287,576
Personnel Expenses (Note 40)	24,480	-	24,480
Constitutions / Reversals and Adjustment of provisions	60,309	2,645,764	2,706,073
Payments to pensioners and early retirees with a charge to internal provisions	1,876,888	-	1,876,888
Payments to external funds	(2,074,873)	-	(2,074,873)
Amount paid	-	(2,330,283)	(2,330,283)
Other Comprehensive Income	(153,595)	-	(153,595)
Transfers, exchange differences and other changes	(6,812)	37,359	30,547
Balance at end of year	2,710,626	9,065,864	11,776,490
(1)	For further information, see note 15. Provisions for pension funds and similar obligations.

b.1) Provisions for contingent payments

According to note 2.iii.ix, IFRS 9 requires that the provision for expected credit losses be recorded for contracts of financial guarantees rendered, which have not yet been honored. Provision expense reflecting credit risk should be measured and accounted for when the honor of these guarantees occurs and the client accused does not comply with its contractual obligations. The movement of these provisions in 2018 is as follows:

Thousand of reais	2018

Balance at beginning of year (in 1/01/2018 after the initial adoption of the IFRS 9)	674,513
Creation of provision for contingent commitments	(48,246)
Balance at end of year	626,267

c) Provisions for Contingent Civil, Labor, Tax and Social Security

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. The Santander has the policy to constitute provision of full amount of lawsuits who’s the result of loss assessment is probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

c.1) Lawsuits and Administrative Proceedings – related to Tax and Social Security

In October 2017, the Bank also joined the Incentive Payment and Installment Programs of the municipalities of São Paulo and Rio de Janeiro. Adhesions to the programs included payment of administrative and legal proceedings related to the ISS, related to the periods 2005 to 2016, in the total of R$292,562. As a consequence, provisions were reversed in the amount of R$435,454. In the Statement of Income of 2017, a reversal of provisions was recorded, net of tax effects, in the total of R$96,129.

In August, 2017, The Bank and its affiliates joined a federal amnesty program established by MP (Law) 783/2017 and reissues.

Adherence to the program included administrative proceedings related to IRPJ, CSLL and Social Security Contributions referring to the base periods from 1999 to 2005, in the total of R$534,001, after the benefits of the installment program, of which R$191,897 was paid in August 2017 and R$299,820 in January 2018. With the conversion of the provisional measure into law, and its amendments, the amount became R$491,717.

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

• PIS and Cofins - R$3,632,467 (2017 - R$3,501,464 and 2016 - R$3,290,900): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander’s PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

• Increase in CSLL Tax Rate - R$0 (2017 - R$905,113 and 2016 - R$851,744): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. In 2018, given the classification of success and unfavorable scenario in the Courts, we opted to pay the amounts discussed.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$729,919 (2017 - R$714,604 and 2016 - R$689,987): in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015, Bank and DTVM had obtained a non favorable decision at CARF. On July 3, 2015 Bank and Produban Serviços de Informática S.A. filed lawsuit aiming to cancel both tax charges on the period ended on December 31, 2018 amounting R$1,462.5 million. Based on the evaluation of legal advisors, were consisted provision to the probable loss.

• Social Security Contribution (INSS) - R$273,233 (2017 - R$265,022 and 2016 - R$266,391): Banco Santander and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Tax on Services (ISS) - Financial Institutions - R$228,403 (2017 - R$714,604 and 2016 - R$621,437): Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services (Note 23.c.4 – Possible Risk Loss).

c.2) Lawsuits and Administrative Proceedings of Labor

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

c.3) Lawsuits and Administrative Proceedings of Civil

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

The main processes with the classification of risk of loss as probable are described below:

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

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Money savers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the outstanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of money savers that approved in the courts the existence of their account and balance in the birthday date of the indexes changes. The term of agreement negotiated between the parties was submitted to the STF, which approved the terms of the agreement.

Recently, the STF ordered the suspension of all economic plan (in the country), for two years considering the judicial homologation.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

The Management considers that the accrued provisions are due to charge interest in accordance with the plans, including considering the agreement approved by the STF.

c.4) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible:

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible totaled R$24,929 million, being the main lawsuits as follow:

• INSS on Profits or Results (PLR) - Bank and the subsidiaries have several lawsuits and administrative proceedings arising from questioning tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of December 31, 2018, the amounts related to these proceedings totaled approximately R$5,354 million.

• Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services. On December 31, 2018, the amounts related to these proceedings totaled approximately R$3,662 million.

• Unapproved Compensation – The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue, Office to grant tax relief with credits arising from overpayments. On December 31, 2018, the amounts related to these proceedings totaled approximately R$2,505 million.

• Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. On November 10, 2016, the appeal was filed, prompting the Bank to lodge an appeal with CARF, which is awaiting judgment. On December 31, 2018, the balance was approximately R$1,377 million.

• Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of December 31, 2018 the amount related to this claim is approximately R$1,039 million.

• Use of CSLL Tax and Negative Tax Loss - Tax assessments issued by the Federal Revenue Service in 2009 for alleged undue compensation of tax loss carryforwards and negative basis of CSLL, as a consequence of tax assessments drawn up in previous periods. Judgment is pending at the administrative level. As of December 31, 2018, the amount was R$1,022 million.

• Goodwill Amortization of Banco Sudameris – the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012. Banco Santander timely presented its appeals, which are pending. On December 31, 2018, the amounts related to these proceedings totaled approximately R$615 million.

• IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder. As of December 31, 2018, the amount related to this lawsuit is approximately R$300 million.

The labor claims with classification of loss risk as possible totaled R$62 million, excluding the lawsuits below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extracommon appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander filed a Regimental Appeal which holds STF´s decision. The Regimental Appeal is an internal appeal filed in the STF, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The subjects of the extracommon appeal of the Bank will move forward to the Supreme Court for judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$1.467 million, being the main lawsuits as follow:

Indemnity Lawsuit Arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça).

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage which was not handed down yet.

Lawsuit Arising from a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

c.5) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$598,544, R$327 and R$6,767 (2017 - R$698,141, R$2,607 and R$6,381 and 2016 - R$810,383, R$712 and R$3,830), respectively, which the responsible people were the former controlling stockholders of the Bank and acquired companies. Based on the agreement signed, these lawsuits have guaranteed reimbursement from part of the former controllers, whose respective duties were recorded in other receivables – others.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

24.	Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousand of reais	2018	2017	2016

Operating Profit Before Tax	15,909,771	14,513,684	16,383,902
Interest on capital (1)	(4,080,000)	(3,800,000)	(3,850,000)
Operating Profit Before Tax	11,829,771	10,713,684	12,533,902
Rates (25% income tax and 20% social contribution tax)	(5,323,397)	(4,821,158)	(5,640,256)
PIS and COFINS (net of income and social contribution taxes) (2) (7)	(1,490,190)	(1,427,960)	(1,641,181)
Non-taxable/Non-deductible:
Equity in affiliates	29,681	32,198	21,392
Goodwill(3)	(101,305)	(669,963)	(734,952)
Exchange variation - foreign branches (4)	2,792,995	440,857	(3,561,133)
Net Indeductible Expenses of Non-Taxable Income (7)	384,554	194,737	-
Adjustments:
Constitution of income and social contribution taxes on temporary differences	136,353	1,138,005	605,058
Effects of change in rate of social contribution taxes (5)(6)	(90,013)	(1,427,667)	(613,202)
Other adjustments (6)	551,469	1,165,315	2,645,290
Income taxes	(3,109,853)	(5,375,636)	(8,918,984)
Of which:
Current tax (7)	(4,704,293)	(4,969,241)	(3,575,099)
Deferred taxes	1,594,440	(406,395)	(5,343,885)
Taxes paid in the year	(3,668,571)	(3,280,230)	(4,240,115)

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

(5) Effect of the rate differential for other non-financial corporations, with a social contribution rate of 9%, as well as the effect of the additional 5% applicable to financial institutions, valid until the end of 2018.

(6) In 2016, includes the IAS 21 amounted to R$575.131 (see Hedge of Investments Abroad below) and non-taxable income/non-deductible expenses R$349.120.

(7) Includes mainly the tax effect on expenses with donations, revenues from judicial deposit updates and other income and expenses that do not qualify as temporary differences.

Exchange Hedge of Grand Cayman, branch in Luxembourg and of Santander Brasil EFC

Banco Santander operates an agency in the Cayman Islands, a branch in Luxembourg, and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or "Santander Brasil EFC" (an independent subsidiary in Spain), which are used primarily to raise funds in the capital and financial markets to provide the Bank with credit lines that are extended to its clients for foreign trade and working capital financing.

To hedge the exposure to exchange rate variations, the Bank uses derivatives and funding. In accordance with Brazilian tax rules, gains or losses arising from the impact of the appreciation or depreciation of the Real on foreign investments are not taxable or deductible for PIS / Cofins / IR / CSLL purposes, while the gains or losses of the derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

Tax distinct treatment from such exchange rate differences results in volatility in "Operating Income Before Tax" and "Income taxes". The foreign exchange variations recorded as a result of foreign investments in the years ended on December 31, 2018, 2017 and 2016.

	2018	2017	2016
Exchange differences (net)
Result generated by the exchange rate variations on the Bank's investment in the Cayman, Luxemburg and EFC Branch	6,673,535	892,863	(7,407,231)
Gains (losses) on financial assets and liabilities (net)
Result generated by derivative contracts used as hedge	(12,540,855)	(1,702,557)	14,124,481

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Income Taxes
Tax effect of derivative contracts used as hedge - PIS / COFINS	255,481	80,170	(656,788)
Tax effect of derivative contracts used as hedge - IR / CS	5,611,839	729,524	(6,060,462)

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousand of reais	2018	2017	2016

Operating Profit Before Tax	15,909,771	14,513,684	16,383,902
Income tax	3,109,853	5,375,636	8,918,984
Effective tax rate	19.55%	37.04%	54.44%

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousand of reais	2018	2017	2016

Tax credited to equity	2,785,330	3,373,984	2,955,552
Measurement of available-for-sale securities	-	1,016,121	963,990
Measurement at fair value through other comprehensive income	369,805	-	-
Measurement of cash flow hedges	2,081	1,063	4,145
Measurement of investment hedges	562,353	562,353	562,353
Defined benefit plan	1,851,091	1,794,447	1,425,064
Tax charged to equity	(2,168,758)	(2,541,177)	(1,795,115)
Measurement of available-for-sale securities	-	(2,426,459)	(1,701,732)
Measurement at fair value through other comprehensive income	(1,997,600)	-	-
Measurement of cash flow hedges	(163,038)	(111,134)	(87,929)
Defined benefit plan	(8,120)	(3,584)	(5,454)
Total	616,572	832,807	1,160,437

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousand of reais	2018	2017	2016

Tax assets:	27,680,578	24,778,078	24,437,112
Of which:
Temporary differences (1)	26,416,527	23,375,600	23,398,886
Tax loss carry forwards	846,587	866,579	382,867
Social contribution taxes 18%	417,464	535,899	655,359
Total deferred tax assets	27,680,578	24,778,078	24,437,112

Tax liabilities:	3,031,389	2,496,531	1,268,037
Of which:
Excess depreciation of leased assets	123,257	124,909	144,623
Adjustment to fair value of trading securities and derivatives	2,908,132	2,371,622	1,123,414
Total deferred tax liabilities	3,031,389	2,496,531	1,268,037

(1) Temporary differences relate mainly to impairment losses on loans and receivables and provisions for lawsuits and administrative proceedings, and the effect of the fair value of financial instruments.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last three years were as follows:

Thousand of reais	Balances at December 31, 2017	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance at December 31, 2018

Tax assets:	24,778,078	1,674,317	(186,260)	1,369,934	44,509	27,680,578
Temporary differences	23,375,600	1,812,744	(186,260)	1,369,934	44,509	26,416,527
Tax loss carry forwards	866,579	(19,992)	-	-	-	846,587
Social contribution taxes 18%	535,899	(118,435)	-	-	-	417,464
Tax liabilities:	2,496,531	79,877	607,773	(153,623)	831	3,031,389
Temporary differences	2,496,531	79,877	607,773	(153,623)	831	3,031,389
Total	22,281,547	1,594,440	(794,033)	1,523,557	43,678	24,649,189

Thousand of reais	Balances at December 31, 2016	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance at December 31, 2017

Tax assets:	24,437,112	668,483	254,733	(620,401)	38,151	24,778,078
Temporary differences	23,398,886	304,231	254,733	(620,401)	38,151	23,375,600
Tax loss carry forwards	382,867	483,712	-	-	-	866,579
Social contribution taxes 18%	655,359	(119,460)	-	-	-	535,899
Tax liabilities:	1,268,037	262,088	582,363	378,693	5,350	2,496,531
Temporary differences	1,268,037	262,088	582,363	378,693	5,350	2,496,531
Total	23,169,075	406,395	(327,630)	(999,094)	32,801	22,281,547

Thousand of reais	Balances at December 31, 2015	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance at December 31, 2016

Tax assets:	30,575,504	(5,318,219)	(1,580,025)	652,599	107,253	24,437,112
Temporary differences	29,538,257	(5,319,198)	(1,580,025)	652,599	107,253	23,398,886
Tax loss carry forwards	381,888	979	-	-	-	382,867
Social contribution taxes 18%	655,359	-	-	-	-	655,359
	312,420	(551,692)	962,406	93,991	-	817,125
Temporary differences	312,420	(551,692)	962,406	93,991	-	817,125
Total	30,263,084	(4,766,527)	(2,542,431)	558,608	107,253	23,619,987

(1) It relates to tax recognized in equity.

(2) In 2018, it mainly refers to net of deferred taxes amounted to R$1,216,311 (2017 - R$241,708 and 2016 - R$129,147), which have the same counterparty and realization period.

e) Expected realization of deferred tax assets

	Tax assets				Tax liabilities
Year	Temporary differences	Tax loss carry forwards	Social contribution taxes 18%	Total	Temporary differences	Total

2019	8,288,397	390,185	390,185	8,288,397	390,185	390,185
2020	7,034,807	402,875	402,875	7,034,807	402,875	402,875
2021	7,416,682	341,120	341,120	7,416,682	341,120	341,120
2022	855,891	236,583	236,583	855,891	236,583	236,583
2023 to 2025	1,588,828	236,583	236,583	1,588,828	236,583	236,583
2026 to 2027	1,474,574	854,424	854,424	1,474,574	854,424	854,424
2028 to 2032	1,021,399	569,619	569,619	1,021,399	569,619	569,619
Total	27,680,578	3,031,389	3,031,389	27,680,578	3,031,389	3,031,389

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

25.    Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousand of reais	2018	2017	2016

Accrued expenses and deferred income (1)	3,193,291	3,036,374	2,925,598
Transactions in transit (3)	925,336	980,501	916,844
Provision for share-based payment	260,739	270,626	212,384
Liabilities for insurance contracts	1,797,167	1,587,603	1,584,303
Other (2)	2,918,615	2,138,817	2,559,970
Total	9,095,148	8,013,921	8,199,099
(1) Corresponds, mainly, to payments to be made - personnel expenses.

(2) Includes credits for funds to be released, such as Administrative expenses, amounts due to associates and suppliers.

(3) Includes mainly the amounts to transfer to the credit card companies (resources in transit) and amount to release referred to the real estate credits.

26.    Other Comprehensive Income

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

a) Financial assets measured at fair value through other comprehensive income

a.1) Financial assets measured at fair value through other comprehensive income

Other Comprehensive Income – Financial assets measured at fair value through other comprehensive income includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 6 and 7), net of taxes.

The breakdown, by type of instrument and geographical origin of the issuer, of Other Comprehensive Income Financial assets measured at fair value through other comprehensive income (IFRS 9) on December 31, 2018 is as follows:

Thousand of reais	2018
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	3,917,451	(1,608,673)	2,308,778	85,395,136
Private-sector debt securities	1,546,895	(1,863,092)	(316,197)	555
Total	5,464,346	(3,471,765)	1,992,581	85,395,691

a.2) Financial assets - available-for-sale

Other Comprehensive Income – Financial assets measured at fair value through other comprehensive income includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 6 and 7), net of taxes.

The breakdown, by type of instrument and geographical origin of the issuer, of Other Comprehensive Income – available-for-sale (IAS 39) on December 31 2017 and 2016 is as follows:

Thousand of reais			2017
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	1,616,486	(6,942)	1,609,544	79,462,303
Private-sector debt securities	10,694	(2,227)	8,467	5,254,444

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Equity instruments
Domestic	230,722	(35,159)	195,563	1,106,637
Of which:
Listed	156,236	(5,322)	150,914	965,547
Unlisted	74,486	(29,837)	44,649	141,090
Total	1,857,902	(44,328)	1,813,574	85,823,384

Thousand of reais			2016
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	454,609	(31,288)	423,321	50,384,382
Private-sector debt securities	101,593	(6,501)	95,092	5,445,190

Equity instruments
Domestic	220,535	(72,758)	147,777	1,985,473
Of which:
Listed	147,844	(50,269)	97,575	1,024,505
Unlisted	72,691	(22,489)	50,202	960,968
Total	776,737	(110,547)	666,190	57,815,045

At each reporting date, the Bank assesses whether there is any objective evidence indicating that the available-for-sale financial assets (debt securities and equity instruments) are impaired.

b) Cash flow hedges

Other Comprehensive Income—Cash flow hedges includes the gains or losses attributable to hedge instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect them (see Note 8).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged objects.

c) Hedges of net investments in foreign operations and Translation adjustments foreign investment

Other Comprehensive Incomes—Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations. In 2017 this hedge was discontinued (Note 8.a5). In 2016, no ineffective portion was identified (Note 8.a5).

Other Comprehensive Income—Exchange differences includes the net amount of the differences arising on the translation to Reais of the balances of the consolidated entities whose functional currency is not the Reais (Note 2.a).

27.    Non-controlling interests

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousand of reais	2018	2017	2016

Santander Leasing S.A. Arrendamento Mercantil	447	395	441
Santander Brasil Advisory Services S.A	-	-	529
Getnet S.A.	249,007	206,105	168,863
Olé Consignado S.A.	116,967	82,432	30,425
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros	-	-	318,498
BW Guirapá S.A.	-	-	68,691
Banco PSA Finance Brasil S.A.	155,399	147,295	138,057
Santander FI SBAC (1)	62,595	-	-
Rojo Entretenimento S.A.	7,015	-	-
Return Capital Serviços de Recuperação de Créditos S.A. (Current name of Ipanema Empreendimentos e Participações Ltda.)	1,155	667	-
Total	592,585	436,894	725,504

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais	2018	2017	2016

Profit attributable to non-controlling interests	217,441	213,984	130,355
Of which:
Santander Leasing S.A. Arrendamento Mercantil	25	48	41
Santander Brasil Advisory Services S.A	-	-	34
Getnet S.A.	55,518	48,842	27,209
Olé Consignado S.A.	138,527	53,286	5,432
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros	-	92,365	98,717
BW Guirapá S.A.	-	(776)	(2,957)
Banco PSA Finance Brasil S.A.	17,914	19,884	1,879
Santander FI SBAC	4,141	-	-
Rojo Entretenimento S.A.	166	-	-
Return Capital Serviços de Recuperação de Créditos S.A. (Current name of Ipanema Empreendimentos e Participações Ltda.)	1,150	335	-
(1)	The SBAC Fund, is an exclusive investment fund of the Consolidated Santander and many companies has their investments on it. As some companies has a parcel of non-controlling shareholders, this amount refers to the valuation of the equity of that Fund and as a consequence the effect on each company.

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

Thousand of reais	2018	2017	2016

Balance at beginning of year	436,894	725,504	435,062
Additions / disposals (net) due to change in the scope of consolidation (1) (2)	6,849	(660,230)	159,469
Incorporation / Acquisition (4)	-	296,184	-
Dividends paid / Interest on Capital	(60,936)	(133,641)	(18,140)
Capital increase (3)	48,000	-	20,000
Profit attributable to non-controlling interests	217,441	213,984	130,355
Transition Adjustments to the amendments to the IAS 19	-	(1,790)	(1,604)
Update PUT Olé Consignado S.A.	(106,440)	-	-
Update of SBAC Fund Quotas	58,454	-	-
Others	(7,677)	(3,117)	362
Balance at end of year	592,585	436,894	725,504
(1)	In 2017 refers mainly to the participation of non-controlling shareholders of BW Guirapá, in 2016 refers to BW Guirapá.

(2)	In 2017 refers mainly to the balance of Non-controlling Shareholding of Santander Corretora de Seguros.

(3)	Increase in the share capital of Olé Consignado.

(4)	In 2017, it refers mainly to the balance of non-controlling interests of Santander Corretora de Seguros, prior to the merger events (Note 3).

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

28.    Shareholders’ equity

a) Capital

According to the by-laws, Banco Santander's share capital may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require shareholders` approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

	Thousand of shares
	2018			2017
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	82,043	107,699	189,742	66,207	91,779	157,986
Foreign residents	3,736,652	3,572,137	7,308,789	3,752,488	3,588,057	7,340,545
Total shares	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury shares	(13,317)	(13,317)	(26,634)	(5,845)	(5,845)	(11,690)
Total outstanding	3,805,378	3,666,519	7,471,897	3,812,850	3,673,991	7,486,841

Thousand of shares
2016
	Common	Preferred	Total
Brazilian residents	67,498	92,949	160,447
Foreign residents	3,783,473	3,619,163	7,402,636
Total shares	3,850,971	3,712,112	7,563,083
(-) Treasury shares	(25,786)	(25,786)	(51,572)
Total outstanding	3,825,185	3,686,326	7,511,511

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

	2018
		Real per Thousand Shares / Units
	Thousand of reais	Common	Preferred	Units

Interest on Capital (1) (6)	600,000	76.3304	83.9634	160.2938
Intercalary Dividends (2) (6)	600,000	76.4956	84.1451	160.6407
Interest on Capital (3) (6)	600,000	76.4985	84.1484	160.6469
Interest on Capital (4) (6)	2,880,000	367.4149	404.1564	771.5713
Intercalary Dividends (5) (6)	1,920,000	244.9433	269.4376	514.3809
Total	6,600,000
(1)	Established by the Board of Directors in March 27, 2018, Common Shares - R$64.8808, preferred - R$71.3689 e Units - R$136.2497 net of taxes and were be paid in April 26, 2018, without any remuneration for monetary restatement.

(2)	Established by the Board of Directors in June 2018, and were be paid on July 27, 2018 without any compensation as monetary correction.

(3)	Established by the Board of Directors in September 28, 2018, Common Shares - R$65.0237, preferred - R$71.5261 e Units - R$136.5498 net of taxes and were be paid in October 26, 2018, without any remuneration for monetary restatement.

(4)	Established by the Board of Directors in December 28, 2018, Common Shares - R$312.3027, preferred - R$343.5329 e Units - R$655.8356 net of taxes and will be paid in February 26, 2019, without any remuneration for monetary restatement.

(5)	Established by the Board of Directors in December 28, 2018, and will be paid on February 26, 2019 without any compensation as monetary correction.

(6)	The amount of interest on stockholders' equity will be fully charged to the mandatory minimum dividends to be distributed by the Bank for the year 2018.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

	2017
		Real per Thousand Shares / Units
	Thousand of reais	Common	Preferred	Units

Interest on Capital (1) (6)	500,000	63.3780	69.7158	133.0938
Interest on Capital (2) (6)	500,000	63.5280	69.8808	133.4088
Interest on Capital (3) (6)	500,000	63.5917	69.9509	133.5426
Intercalary Dividends (4) (6)	2,500,000	318.2994	350.1293	668.4287
Interest on Capital (5) (6)	2,300,000	292.8354	322.1190	614.9544
Total	6,300,000

(1) Established by the Board of Directors in April 2017, Common Shares - R$53.8713, preferred - R$59.2584 and Units - R$113.1297 net of taxes, and was paid on May 26, 2017 without any compensation as monetary correction.

(2) Established by the Board of Directors in July 2017, Common Shares - R$53.9988, preferred - R$59.3987 and Units - R$113.3975 net of taxes, and was paid on August 25, 2017 without any compensation as monetary correction.

(3) Established by the Board of Directors in September 2017, Common Shares - R$54.0530, preferred - R$59.4583 and Units - R$113.5113 net of taxes, and was paid on October 26, 2017 without any compensation as monetary correction.

(4) Established by the Board of Directors in December 2017, and was paid on February 26, 2018 without any compensation as monetary correction.

(5) Established by the Board of Directors in December 2017, Common Shares - R$248.9101, preferred - R$273.8011 and Units - R$522.7112 net of taxes, was paid on February 26, 2018 without any compensation as monetary correction..

(6) The amount of interest on shareholders' equity and interim dividends was fully charged to the mandatory dividends for the year 2017.

	2016
		Reais per Thousand Shares / Units
	Thousand of reais	Common	Preferred	Units

Intercalary Dividends (1) (5)	500,000	63.4290	69.7719	133.2009
Intermediary Dividends (2) (5)	700,000	88.8309	97.7140	186.5449
Intercalary Dividends (2) (5)	700,000	88.8309	97.7140	186.5449
Interest on Capital (3) (5)	3,350,000	425.1192	467.6311	892.7503
Total	5,250,000
(1) Established by the Board of Directors in June 2016, Common Shares - R$53.9146, preferred - R$59.3061 and Units - R$113.2207 net of taxes.
(2) Established by the Board of Directors in December 2016.
(3) Established by the Board of Directors in December 2016, Common Shares- R$361.3513, preferred - R$397.4864 and Units - R$758.8377 net of taxes.
(4) 'The amount of the interest on capital were fully input into the mandatory dividends for the year 2016 and were be paid from August 26, 2016 without any compensation as monetary correction.

(5) The amount of intermediate, intercalary dividends and interest on capital will be fully attributed to supplementary and mandatory dividends for the year 2016 and was paid on February 23, 2017, without any compensation to the restatement.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

d) Treasury shares

In the meeting held on November 1, 2018, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 1, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,753,760 Units, representing 37,753,760 common shares and 37,753,760 preferred shares, or the ADRs, which, on December 31, 2018, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2018, the Bank held 362,227,661 common shares and 390,032,076 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 12 months counted from November 6, 2018, and will expire on November 5, 2019.

	2018	2017		2016
	Quantity	Quantity	Quantity
	Units	Units	Units	ADRs
Treasury shares at beginning of the period	1,773	25,786	7,080	13,138
Shares Acquisitions	15,816	12,768	14,284	-
Cancellation of Shares (1)(2)(3)	-	(32,276)	13,138	(13,138)
Payment - Share-based compensation	(4,272)	(4,505)	(8,716)	-
Treasury shares at end of the period	13,317	1,773	25,786	-
Balance of Treasury Shares in thousand of reais (2)	R$ 460,550	R$ 148,246	R$ 513,889	R$ 0
Issuance Costs in thousands of Reais	R$ 882	R$ 194	R$ 145	R$ 0
Balance of Treasury Shares in thousands of reais	R$ 461,432	R$ 148,440	R$ 514,034	R$ 0

Cost/Share Price	Units	Units	Units	ADRs
Minimum cost	R$7.55	R$7.55	R$7.55	US$ 4,37
Weighted average cost	R$28.59	R$24.41	R$19.93	US$ 6,17
Maximum cost	R$43.84	R$32.29	R$26.81	US$ 10,21
Share Price	R$42.70	R$31.88	R$28.32	US$ 8,58

(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.

(2) At the EGM held on September, 18, 2017, it was approved the cancellation of 64,551,366 treasury shares (equivalent to 32,276 thousand Units) with the counterparty headings Capital Reserves and Profit Reserves, which represent the total of treasury shares registered in the book of common shares at that date, without reduction of the capital and consequent change in the clause 5th from the Bylaws in order to reflect the new quantities of common and preferred shares, nominatives and without value which represent the Banco Santander´s capital.

Additionally, in the year ended December 31, 2018, treasury shares were sold, that resulted in a loss of R$15,868 (2017 - R$2,498 and 2016 - R$11,574) recorded directly in equity in capital reserves.

29.    Earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury.

	2018	2017	2016

Profit attributable to the Parent	12,582,477	8,924,064	7,334,563

Earnings per share (Brazilian Reais)
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	1,604.34	1,133.43	929.93
Preferred shares	1,764.78	1,246.77	1,022.92
Net Profit attributable - Basic (Brazilian Reais)
Common shares	6,108,349	4,332,026	3,560,288
Preferred shares	6,474,128	4,592,038	3,774,275

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Weighted average shares outstanding - Basic
Common shares	3,807,386	3,822,057	3,828,555
Preferred shares	3,668,527	3,683,145	3,689,696

b) Diluted earnings per share

The diluted earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury, including the effect of dilutive potential programs long-term compensation.

	2018	2017	2016

Profit attributable to the Parent	12,582,477	8,924,064	7,334,563

Earnings per share (Brazilian Reais)
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	1,604.34	1,132.44	929.03
Preferred shares	1,764.78	1,245.69	1,021.93
Net Profit attributable - Basic (Brazilian Reais)
Common shares	6,108,349	4,331,955	3,560,222
Preferred shares	6,474,128	4,592,109	3,774,341

Weighted average shares outstanding (in thousand) - Diluted
Common shares	3,807,386	3,825,313	3,832,211
Incremental shares from stock options granted under Stock Option Plan - Units (1)	-	3,257	3,656

Preferred shares	3,668,527	3,686,401	3,693,352
Incremental shares from stock options granted under Stock Option Plan - Units (1)	-	3,257	3,656

(1) The exercise period of the SOP 2013 Long Term Incentive Plan purchase option ended in June 2018. The Bank does not have stock-based compensation plans in force (Note 40) and consequently has no anti-dilution items.

30.    Fair value of financial assets and liabilities

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

Trading Financial Assets, Other financial assets at fair value on through income statement, Available-for-sale financial assets and Financial liabilities held for trading.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

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

Level 3: Derivatives not traded in the stock exchange and that do not have an observable data in an active market were classified as Level 3. These are composed by exotic derivatives.

The new Banco Santander´s policy related to instrument classification in the fair value hierarchy existing since September/2018, introduced detailed procedures about the instrument classification process. Definitions were included related to instruments, risk factors and deadlines as well as observability degree of market prices and its importance in the fair value measurement model. The application of such definitions since September 2018 resulted in reclassifications of certain financial instruments, as shown in the section “Changes of Fair Value Level 3”.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended December 31, 2018, 2017 and 2016, classified based on several measurement methods adopted by the Bank to determine their fair value:

Thousand of reais	2018

	Level 1 (1)	Level 2	Level 3	Total

Financial Assets Measured At Fair Value Through Profit Or Loss	2,660,859	40,540,054	510,887	43,711,800
Debt instruments	2,660,859	-	510,887	3,171,746
Equity instruments	-	40,540,054	-	40,540,054
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	49,855,112	17,626,932	1,370,270	68,852,314
Debt instruments	49,094,924	432,910	538,635	50,066,469
Equity instruments	757,843	8,490	-	766,333
Derivatives	2,345	17,185,532	831,635	18,019,512
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	142,732	619,798	154,947	917,477
Loans and advances to customers	-	619,180	-	619,180
Equity instruments	142,732	618	154,947	298,297
Financial Assets Measured At Fair Value Through Other Comprehensive Income	83,283,924	1,442,797	709,956	85,436,677
Debt instruments	83,253,117	1,442,797	699,777	85,395,691
Equity instruments	30,807	-	10,179	40,986
Hedging derivatives (assets)	-	343,934	-	343,934
Financial Liabilities Measured At Fair Value Through Profit Or Loss	32,697,510	17,600,024	641,458	50,938,992
Derivatives	1,833	17,600,024	641,458	18,243,315
Short positions	32,695,677	-	-	32,695,677
Hedging derivatives (liabilities)	-	223,520	-	223,520

(1) There was no transfer between levels 1 and 2.

Thousand of reais	2017
	Level 1	Level 2	Level 3	Total

Financial assets held for trading	34,380,542	18,059,034	-	52,439,576
Debt instruments	33,891,360	988,321	-	34,879,681
Equity instruments	489,182	588	-	489,770
Trading derivatives	-	17,070,125	-	17,070,125
Financial assets designated at fair value through profit or loss	1,593,951	64,738	33,368	1,692,057
Debt instruments	1,593,951	64,738	-	1,658,689
Equity instruments	-	-	33,368	33,368
Financial assets - available-for-sale	79,301,016	6,382,225	140,143	85,823,384
Debt instruments	78,335,629	6,381,118	-	84,716,747
Equity instruments	965,387	1,107	140,143	1,106,637

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Hedging derivatives (assets)	-	192,763	-	192,763
Financial liabilities held for trading	32,808,392	16,514,154	-	49,322,546
Derivatives	-	16,514,154	-	16,514,154
Short positions	32,808,392	-	-	32,808,392
Hedging derivatives (liabilities)	-	163,332	-	163,332

Thousand of reais	2016
	Level 1	Level 2	Level 3	Total

Financial assets held for trading	59,410,908	25,462,755	-	84,873,663
Debt instruments	59,034,363	960,583	-	59,994,946
Equity instruments	376,545	21,916	-	398,461
Derivatives	-	24,480,256	-	24,480,256
Financial assets designated at fair value through profit or loss	1,597,660	76,035	37,509	1,711,204
Debt instruments	1,592,714	76,035	-	1,668,749
Equity instruments	4,946	-	37,509	42,455
Financial assets - available-for-sale	51,160,044	5,703,389	951,612	57,815,045
Debt instruments	50,172,609	5,656,963	-	55,829,572
Equity instruments	987,435	46,426	951,612	1,985,473
Hedging derivatives (assets)	-	222,717	-	222,717
Financial liabilities held for trading	31,694,269	19,925,600	-	51,619,869
Derivatives	-	19,925,600	-	19,925,600
Short positions	31,694,269	-	-	31,694,269
Hedging derivatives (liabilities)	-	311,015	-	311,015

Movements in fair value of Level 3

The following tables demonstrate the movements during 2018, 2017 and 2016 for the financial assets and liabilities classified as Level 3 in the fair value hierarchy:

Thousand of reais	Fair Value 2017	Gains/ losses (Realized-Not Realized)		Transfers in and/ or out of Level 3	Additions / Settled	Impact of IFRS 9	Fair value 2018

Financial Assets Measured At Fair Value Through Profit Or Loss	33,368	60,887		-	445,991	(29,359)	510,887
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	-	(181,355)		1,264,576	246,051	40,998	1,370,270
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	(7,280)	-	-	-	162,227	154,947
Financial Assets Measured At Fair Value Through Other Comprehensive Income	140,143	47,773		645,708	-	(123,668)	709,956
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	115,212		710,219	(183,973)	-	641,458

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais	Fair Value 2016	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions	Settled	Fair value 2017

Financial assets designated at fair value through profit or loss	37,509	(2,555)	-	(1,586)	(1,586)	31,782
Financial assets - available-for-sale	951,612	18,474	-	(829,943)	(829,943)	(689,800)

Thousand of reais	Fair Value 2015	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions	Settled	Fair value 2016

Financial assets held for trading	-	-	-	-	-	-
Financial assets designated at fair value through profit or loss	573,664	2,806	(14,345)	111	(524,727)	37,509
Financial assets - available-for-sale	857,817	(60,934)	(3,085)	461,185	(303,371)	951,612

Fair value movements linked to credit risk

Changes in fair value attributable to changes in credit risk are determined on the basis of changes in the prices of credit default swaps compared to similar obligations of the same obligor when such prices are observable, since these credit swaps better reflect the market risk assessment for a specific financial asset. When such prices are not observable, changes in fair value attributable to changes in credit risk are determined as the total value of changes in fair value not attributable to changes in the underlying interest rate or other observed market rates. In the absence of specific observable data, this approach provides a reasonable approximation of changes attributable to credit risk, as it estimates the margin change above the reference value that the market may require for the financial asset. In 2018, there were no significant changes between the fair value categories due to changes in credit risk.

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

i) Financial assets measured at other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured by a value other than the fair value and their respective fair values on December 31, 2018, 2017 and 2016:

Thousand of reais	2018
Assets	Carrying Amount	Fair Value	Level 1	Level 2	Level 3

Money market investments - Brazilian Central Bank (note 4)	15,228,491	15,269,809	-	15,269,809	-
Financial Assets Measured At Amortized Cost:
Loans and amounts due from credit institutions (note 5)	79,607,001	79,607,197	-	79,607,197	-
Loans and advances to customers (note 9)	301,702,207	303,495,240	-	-	303,495,240
Financial Assets Measured At Amortized Cost - Debt instruments (note 6)	36,799,509	38,927,356	9,766,162	29,161,194	-
Total	433,337,208	437,299,602	9,766,162	124,038,200	303,495,240

Thousand of reais	2017
Assets	Carrying Amount	Fair Value	Level 1	Level 2	Level 3

Money market investments - Brazilian Central Bank (note 5)	33,831,521	33,914,021	-	33,914,021	-
Investments Held-to-Maturity (note 6)	10,214,454	10,587,117	7,251,246	3,335,871	-
Loans and receivables:
Loans and amounts due from credit institutions (note 5)	65,209,902	65,209,902	-	65,209,902	-
Loans and advances to customers (note 9)	272,420,157	275,647,324	-	-	275,647,324

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Loans and receivables - Debt instruments (note 6)	17,616,515	17,127,511	-	17,127,511	-
Total	399,292,549	402,485,875	7,251,246	119,587,305	275,647,324

Thousand of reais	2016

Assets	Carrying Amount	Fair Value	Level 1	Level 2	Level 3

Money market investments - Brazilian Central Bank (note 4)	46,371,814	46,341,971	-	46,341,971	-
Investments Held-to-Maturity (note 6)	10,048,761	10,555,437	6,942,173	3,613,264	-
Loans and receivables:
Loans and amounts due from credit institutions (note 5)	65,711,001	65,711,001	-	65,711,001	-
Loans and advances to customers (note 9)	252,002,774	253,860,027	-	-	253,860,027
Loans and receivables - Debt instruments (note 6)	16,283,259	16,003,885	-	16,003,885	-
Total	390,417,609	392,472,321	6,942,173	72,530,121	253,860,027

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of Bank´s financial liabilities measured by a value other than fair value and their respective fair values on December 31, 2018, 2017 and 2016:

Thousand of reais					2018
Liabilities	Carrying Amount	Fair Value	Level 1	Level 2	Level 3

Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 16)	98,716,735	98,713,988	-	98,713,988	-
Customer deposits (note 17)	285,344,281	285,417,696	-	285,417,696	-
Marketable debt securities (note 18)	74,626,232	74,783,289	-	4,599,204	70,184,085
Subordinated liabilities (note 19)	9,885,607	9,853,157	-	9,853,157	-
Debt Instruments Eligible to Compose Capital (note 20)	9,779,944	9,782,373	-	9,782,373	-
Other financial liabilities (note 21)	49,782,780	49,782,780	-	-	49,782,780
Total	528,135,579	528,333,283	-	408,366,418	119,966,865

Thousand of reais					2017
Liabilities	Carrying Amount	Fair Value	Level 1	Level 2	Level 3

Financial liabilities at amortized cost:
Centrals banks (note 16)	79,068,604	79,068,564	-	-	79,068,564
Customers (note 17)	258,482,156	258,576,177	-	-	258,576,177
Marketable debt securities (note 18)	70,247,012	70,245,820	-	2,000,552	68,245,268
Subordinated liabilities (note 19)	519,230	528,799	-	-	528,799
Debt Instruments Eligible to Compose Capital (note 20)	8,436,901	8,436,901	-	8,436,901	-
Other financial liabilities (note 21)	44,260,735	43,003,735	-	-	43,003,735
Total	461,014,638	459,859,996	-	10,437,453	449,422,543

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais	2016
Liabilities	Carrying Amount	Fair Value	Level 1	Level 2	Level 3

Financial liabilities at amortized cost:
Centrals banks (note 16)	78,319,960	78,323,271	-	-	78,323,271
Customers (note 17)	231,079,303	231,125,526	-	-	231,125,526
Marketable debt securities (note 18)	99,842,955	99,671,288	-	7,321,870	92,349,418
Subordinated liabilities (note 19)	466,246	452,439	-	-	452,439
Debt Instruments Eligible to Compose Capital (note 20)	8,311,918	8,311,918	-	8,311,918	-
Other financial liabilities (note 21)	36,879,099	35,622,099	-	-	35,622,099
Total	454,899,481	453,506,541	-	15,633,788	437,872,753

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

31.    Operational Ratios

Financial institutions are required to maintain Regulatory Capital (RC), Tier I and Principal Capital consistent with their risk activities, higher than the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit, market and operational risk.

The minimum Regulatory Capital requirement was 11% until December 31, 2015, until December 31, 2016 was 9.875%, reducing gradually to 8% on January 1, 2019.. The minimum Total Capital Tier I requirement is 6% from January 1, 2015 and the minimum Principal Capital requirement is 4.5% from October 1, 2013.

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

The index is calculated on a consolidated basis, as shown below:

	Financial Conglomerate
Thousand of reais	2018 (1)	2017 (1)	2016 (1)

Tier I Regulatory Capital	61,476,715	56,386,001	56,264,021
Principal Capital	56,581,518	52,196,893	52,136,837
Supplementary capital	4,895,197	4,189,108	4,127,184
Tier II Regulatory Capital	4,887,175	4,250,447	4,280,864
Regulatory Capital (Tier I and II)	66,363,890	60,636,448	60,544,885
Required Regulatory Capital	440,562,919	383,132,693	36,669,570
Portion of Credit Risk	358,955,592	324,696,458	31,309,944
Market Risk Portions (2)	39,231,773	25,857,109	2,388,626
Operational Risk Portion (3)	42,375,554	32,579,126	2,971,000
Basel I Ratio	13.95	14.72	15.15
Basel Principal Capital	12.84	13.62	14.04
Basel	15.06	15.83	16.30

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

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

Banco Santander, quarterly disclose information relating to risk management, a brief description of the Recovery Plan and Required Regulatory Capital (PRE) which is not an extension of the Financial Statements and it isn't audited. A report with further details of the structure and methodology will be disclosed at the website www.santander.com.br/ri.

Financial institutions are required to maintain investments in tangible assets compatible with adjusted regulatory capital. Funds invested in tangible assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. On December 31, 2018, 2017 and 2016 Banco Santander classifies for said index.

32.    Interest and similar income

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

The breakdown of the main items of interest and similar charges accrued in 2018, 2017 and 2016 is as follows:

Thousand of reais	2018	2017	2016

Cash and balances with the Brazilian Central Bank	5,095,828	5,953,765	7,315,570
Loans and advances - Credit institutions	2,977,670	5,107,355	7,472,729
Loans and advances - Customers	46,471,507	44,507,217	43,977,981
Debt instruments	13,629,167	13,456,802	14,783,164
Other interest	2,304,221	2,393,210	3,596,633
Total	70,478,393	71,418,349	77,146,077

33.    Interest expense and similar charges

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

The breakdown of the main items of interest expense and similar charges accrued in 2018, 2017 and 2016 is as follows:

Thousand of reais	2018	2017	2016

Credit institutions deposits	5,367,471	3,782,781	3,369,931
Debt securities issued	13,576,866	19,490,807	25,693,236
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	4,606,949	7,901,199	12,212,922
Subordinated liabilities (note 19)	25,336	52,984	731,594
Debt Instruments Eligible to Compose Capital (note 20)	604,216	495,188	501,748
Pension Plans (note 22.b)	343,137	292,628	290,920
Other interest (1)	4,033,076	4,456,273	3,759,233
Total	28,557,051	36,471,860	46,559,584

(1) In December 31, 2016, includes R$2,057 million related to the reversal of legal obligations.

34.       Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousand of reais	2018	2017	2016

Equity instruments classified as:
Financial assets held for trading	-	18,458	21,489
Financial Assets Measured At Fair Value Through Profit Or Loss	27,047	-	-
Financial assets - available-for-sale	-	64,662	237,056
Financial Assets Measured At Fair Value Through Other Comprehensive Income	5,576	-	-
Total	32,623	83,120	258,545

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

35.       Fee and commission income

“Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousand of reais	2018	2017	2016

Collection and payment services:
Bills	1,070,258	970,293	789,996
Demand accounts	2,311,925	2,156,384	1,786,175
Cards (Credit and Debit) and Acquiring Services	5,854,503	4,985,306	4,090,766
Checks and other	169,872	172,718	169,100
Orders	622,405	471,763	364,102
Total	10,028,962	8,756,464	7,200,139

Marketing of non-Banking financial products:
Investment funds	717,924	819,748	1,014,401
Insurance	2,975,661	2,414,478	2,114,316
Capitalization	402,859	363,516	325,531
Total	4,096,444	3,597,742	3,454,248

Securities services:
Securities underwriting and placement	448,914	513,727	357,513
Securities trading	137,617	114,015	115,334
Administration and custody	41,794	191,987	65,667
Asset management	2,173	2,353	1,863
Total	630,497	822,082	540,377

Other:
Foreign exchange	934,801	742,676	722,912
Financial guarantees	708,819	672,801	634,375
Other fees and commissions	1,328,928	1,223,778	996,430
Total	2,972,549	2,639,255	2,353,717

Total	17,728,452	15,815,543	13,548,481

36.     Fee and commission expense

“Fee and commission expense” shows the amount of all fees and commissions paid or payable in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousand of reais	2018	2017	2016

Commissions assigned to third parties (1)	2,364,119	1,975,379	1,620,812
Other fees and commissions	1,232,174	1,118,296	950,073
Total	3,596,293	3,093,675	2,570,885

(1) Composed, mainly, by credit cards.

37.     Gains or losses on financial assets and liabilities

Gains (losses) on financial assets and liabilities (net) includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses derived from the sale and purchase thereof.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousand of reais	2018	2017		2016

Financial Assets Held For Trading (1)	-	1,174,111	-	3,166,399
Financial Assets Measured At Fair Value Through Profit Or Loss	(138,673)	-		-
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading (1)	(2,764,859)	-		-
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	61,239	-		-
Other Financial Assets At Fair Value Through Profit Or Loss (2)	-	30,694		82,638
Financial Assets Not Measured At Fair Value Through Profit Or Loss	(138,104)	(122,115)		(115,202)
Financial Assets available-for-sale
Debt instruments	(111,750)	(156,802)		(108,318)
Equity instruments	(26,354)	34,687		(6,884)
Financial Assets Measured At Fair Value Through Other Comprehensive Income
Gains or losses from hedge accounting, net	197,595	(113,600)		(117,679)
Total	(2,782,802)	969,090		3,016,156

(1) Includes the exchange hedge of the Bank’s interest in Cayman (note 24).

(2) Includes the net gain arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Bank manages its risk in these instruments on a global basis.

38.     Exchange differences (net)

Exchange differences" demonstrate the gains or losses on foreign currency transactions, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

Thousand of Reais	2018	2017	2016

Revenue with Exchange variations	12,752,765	24,008,382	16,634,809
Expenses with Exchange Variations	(15,559,237)	(23,403,326)	(12,059,995)
Total	(2,806,471)	605,056	4,574,814

39.     Other operating income and expenses

The breakdown of "Other operating income (expense)" is as follows:

Thousand of reais	2018	2017	2016

Other operating income (1)	556,715	896,279	690,310
Other operating expense (1)	(1,281,764)	(1,259,338)	(1,067,560)
Contributions to the Guarantee of Credit Fund - FGC	(330,801)	(308,954)	(247,321)
Total	(1,055,850)	(672,013)	(624,571)

(1) On December 31, 2018, it consists mainly of Data Processing Expenses in the balance of R$ 67,724 (2017 - 73,664 and 2016 - R$ 61,186), Services Expenses in balance of R$ 26,852 (2017 - revenue of R$ 87,199 and 2016 - R$ 74,322), Indemnity Funds for Benefit - FGB R$ 34,996 (2017 - 5,334 and 2016 - R$ 172,699), Interest on Capital Income R$ 38,006 (2017 - 20,826 and 2016 - R$ 305) and Recovery of Charges and Expenses R$ 92,408 (2017 - 89,409 and 2016 - 72,360).

40.     Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousand of reais	2018	2017	2016

Wages and salaries	5,812,688	5,713,702	5,377,284
Social security costs	1,404,537	1,381,229	1,273,486
Benefits	1,387,078	1,309,314	1,277,781
Defined benefit pension plans (note 22)	8,939	20,081	24,480
Contributions to defined contribution pension plans	131,388	87,099	86,576
Share-based compensation	58,050	87,293	86,963
Training	62,756	58,338	62,518
Other personnel expenses	340,571	280,222	188,177
Total	9,206,007	8,937,278	8,377,265

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

b) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors, whose selection will take into account seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions. These amounts are recorded under Other liabilities (note 26) and personnel expenses (Note 40(a)).

b.1) Local Program

On June 30, 2018, the Stock Option Certificate Purchase Plan (SOP 2013), approved at the EGM of April 29, 2013, was terminated. In 2018, that remains open is the Private Ultra High Long Term Incentive Plan for the Private Banking segment.

(i) Share purchase plans

Long-Term Incentive Plan – SOP 2013: It is a call option plan with 3 years of duration. The period for the exercise comprised the period between June 30, 2016 to June 30, 2018. The number of Units to be exercised by the participants were determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and adjusted by the indicator Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year. The final result of the plan was 89.61%.

b.1.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each year.

SOP 2013 (1)
Total Shareholder Return (TSR) rank	% of Exercisable Shares
1st	100%
2nd	75%
3rd	50%

(1) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the RoRWA.

For fair value measurement the following premises was used:

SOP 2013
Method of Assessment	Black&Scholes
Volatility	40.00%
Rate of Dividends	3.00%
Vesting Period	3 years
Average Exercise Time	5 years
Risk-Free Rate	11.80%
Probability of Occurrence	60.27%
Fair Value of the Option Shares	R$5,96

The average value of shares SANB11(Shares of the Bank in B3 S.A.) (Current Company Name of BM&FBovespa) in the exercise ended on December 31, 2018 is R$36.25 (12/31/2017 - R$28.47 and 12/31/2016 - R$19.94).

On 2018, no pro rata expenses were recorded (2017- no pro rata expenses were recorded and 2016 - R$15,789), related to the Stock Option Certificate (SOP).

					Date of
					Commencement	Expiration
	Number of	Exercise			of Fiscal	Date of Fiscal
	Units	Price in Reais	Year Granted	Employees	Year	Year
Final Balance on December 31, 2016	1,986,258
Exercised options (SOP - 2013)	(869,247)	12.84	2013	Executives	06/30/16	06/30/18
Final Balance on December 31, 2017	1,117,011
Exercised options (SOP - 2013)	(732,169)	12.84	2013	Executives	06/30/16	06/30/18
Cancelled options (SOP - 2013)	(384,842)	12.84	2013	Executives	06/30/16	06/30/18
Final Balance on December 31, 2018	-

(ii) Local Long-Term Incentive Plan - Cash

Long-Term Incentive Plan - Private Ultra High: aims to align the interests of Banco Santander and the Participant with views, on the one hand, to the growth and profitability of the Private business and, on the other hand, recognition of the Participant's contribution. The Plan has as its objective the payment by the Bank to the Participants as Variable Remuneration.

Each participant has a target reference in Reais and the exact amount of the bonus will be determined by the measurement of the following performance indicators, with payments made in two installments: the first in March 2020 and the second in March 2021.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Indicators - Phase 1 (Reference Value)

• BAI of 2017.

Indicators - Phase 2 (Calculation of Cash Incentive)

• BAI - 50% (Benefit Indicator before Private Ultra High Segment Taxes);

• MOL - 25% (Private Ultra High Segment Net Margin Indicator); and

• AUM - 25% (Assets Under Management Indicator of Private Ultra High Segment).

In December 2018, the reversal of the recorded provision related to the local long-term incentive plan - Private Ultra High due to the probability of non-compliance with the acquisition condition related to the performance target. Management will follow the performance parameter of the plan until December 2019. The amount of the expense with the provision related to this plan registered in 2017 was R$ 2,935.

b.2) Global Program

Long-Term Incentive Policy

In 2014, a share delivery plan called Long Term Incentive Global CRDIV - Grant 2014 was released. This plan was subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement would be in the Group Santander Spain shares.

In 2016, a stock delivery plan called Plan 2nd Global Long -Term Incentive CRDIV - Grant 2015 was launched.

Global Plan Fair Value

1st Long-Term Incentive Global Plan Grant 2014 - ILP CRDIV

It is assumed that the grantee would not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) were classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

In view of the high correlation between RTA and LPA, it can be considered (in a high percentage of cases) feasible to extrapolate that the RTA value is also valid for LPA. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative LPA position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation was reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

Long Term Incentive Global CRDIV - Grant 2014

	2 years	3 years	4 years
Future income Dividend	11.1%	10,80%	9,50%
Expected Volatility	32.7%	34,70%	36,90%
Volatility comparator	12% - 52%	16% - 56%	16% - 52%
Risk-free interest rate	1.7%	2,10%	2,50%
Correlation	0.55%	0.55%	0.55%

The indicator used to measure the achievement of targets was the comparison of the Total Shareholder Return (TSR) of the Santander Group with the RTA of fifteen leading the Group's global competitors.

The indicator was calculated in two stages: initially for program verification in 2014 and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive had a target in reais that was converted to shares of Santander Group, by the price of R$19.2893. These shares would be delivered in the years, 2017 and 2018, with sale restriction of one year after each delivery.

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

	Number of Shares	Granted Year	Employees	Data of Commencement of the Fiscal Year	Data of Expiry of Fiscal Year
1st Long Term Incentive Global CRDIV - Grant 2014	1,613,057	2014	Executives	jan - 2014	dec - 2017
Cancelled Shares (Grantec - 2014)	(1,613,057)	2014	Executives	jan - 2014	dec - 2017
2nd Long -Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Executives	jan - 2015	dec - 2017
Balance Plans on December 31, 2017	1,775,049

In 2018, were recognized daily pro-rata expenses amounted to R$5,624 (2017 – R$4.797 and 2016 - no expenses registered), related to costs to the respective dates of the above cycles, for total plans of the Global Program.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

b.3) Variable Remuneration based in shares

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferral) for payment of the variable compensation of directors and certain employees, which was approved in EGM of December 14, 2015.

The approval of the proposal of the current incentive plan (deferment) to pay the variable remuneration of administrators and certain employees occurred on October 25, 2016, as approved by the EGM held on December 21, 2016.

In this proposal, certain requirements for future deferred payment of a portion of the variable compensation due to its managers and other employees were considered, considering the long-term sustainable financial bases and adjustments in future payments based on the risks assumed and the changes in the cost of capital.

The Banco Santander´s variable compensation plan has been assessed and became divided into two programs: (i) Collective Identified and (ii) Collective unidentified.

a) Collective Identified - Participants of the Executive Committee, Statutory Directors and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed by 100% of CDI and half in shares (SANB11). On the exercise ended on December 31, 2018, was recorded loss amounted to R$50,896 (2017 - R$81,838 and 2016 - R$52,500), regarding the provision of the deferral plan in shares.

b) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed by 100% of CDI. On the year ended on December 31, 2018, there were expense of R$74,871 (2017 - R$124,926 and 2016 - R$79,794).

41.     Other general administrative expenses

a) Breakdown

The detail of other general administrative expenses is as follows:

Thousand of reais	2018	2017	2016

Property, fixtures and supplies	1,330,549	1,284,490	1,278,556
Technology and systems	1,786,416	1,364,720	1,246,809
Advertising	621,645	617,563	486,772
Communications	457,323	593,272	488,799
Per diems and travel expenses	127,277	106,956	133,123
Taxes other than income tax	88,977	122,570	84,932
Surveillance and cash courier services	617,129	630,466	622,362
Insurance premiums	29,434	27,289	21,308
Specialized and technical services	2,089,614	1,901,056	1,744,726
Technical reports	359,468	370,546	437,683
Others specialized and technical services	1,730,146	1,530,510	1,307,043
Other administrative expenses (1)	437,767	534,935	435,758
Total	7,586,131	7,183,317	6,543,145

(1) In December 31, 2018, includes mainly Data Processing Expenses in the balance of R$ 67.724 (2017 – 73.664 and 2016 - R $ 61.186), Service Expenses in the balance of R$ 26.852 (2017 - revenue of R$ 87.199 and 2016 - R$ 74.322), Expenses with Benefit Guarantor Fund - FGB R$ 34.996 (2017 – R$ 5.334 and 2016 - R$ 172.699), Interest on Own Capital R$ 38,006 (2017 – R$ 20.826 and 2016 - R$ 305) and Recovery of Charges and Expenses R $ 92.408 (2017 – R$ 89.409 and 2016 – R$ 72.360).

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies to their respective auditors, the detail are as follows:

Millions of Reais	2018	2017	2016

Audit of the annual financial statements of the companies audited by external audit (1)(2) (constant scope of consolidation)	19.9	17.5	9.2
Audit Related	0.5	3.9	0.1
Others	0.1	1.3	0.7
Total	20.5	22.7	10.0

(1) In 2017, includes R$2.3 million referring to auditing work for the 2016 fiscal year.

The approximate value of taxes according to law 12,741/2012 totaled R$2.9 million (2017 – R$3.7 million and 2016 - R$1.8 million).

Services provided by other audit firms totaled R$1.3 million (2017 – R$13.2 million and 2016 - R$4.9 million).

42.    Gains or losses on non financial assets and investments, net

The breakdown of the balance of this item is as follows:

Thousand of reais	2018	2017	2016

Gains	11,627	1,798	12,584
Tangible and intangible assets	11,627	1,798	12,575
Investments	-	-	9
Losses	(37,103)	(66,100)	(8,768)
Tangible and intangible assets	(37,103)	(13,719)	(7,547)
Investments (1)	-	(52,381)	(1,221)
Total	(25,476)	(64,302)	3,816

(1) In 2017, includes the amount of R$41,999 related to the sale of BW Guirapá I S.A.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

43.     Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations

As of December 31, 2018, income of R$181 million is mainly comprised of R$104 million of income from the reversal of the provision for impairment of properties and R$78 million from the sale of assets received in the recovery of credits with clients, and at December 31, 2017, includes, mainly, R$272 million provisions for devaluations on real estate, constituted from appraisal reports prepared by specialized external consulting and at December 31, 2016, basically refers to the result on disposal of assets received in the processes of recovery of loans with customers and the provision for the recoverable amount of these assets.

44.     Other disclosures

a) Guarantees and commitments

The Bank provides a variety of guarantees to its clients to improve their credit standing and allow them to compete The following table summarizes at December 31, 2018, 2017 and 2016 all of the guarantees.

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

Thousand of reais	2018	2017	2016

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other sureties	39,081,803	40,729,544	32,629,975
Financial guarantees	27,216,418	37,007,057	24,475,507
Performance guarantees	907,856	486,091	532,232
Financial letters of credit	10,860,425	3,110,918	7,462,761
Other	97,104	125,478	159,475
Other contingent exposures	3,178,671	1,915,492	635,055
Documentary Credits	3,178,671	1,915,492	635,055
Total Contingent Liabilities	42,260,474	42,645,036	33,265,030

Commitments
Loan commitments drawable by third parties (1)	122,652,229	106,913,219	91,251,198
Total Commitments	122,652,229	106,913,219	91,251,198

Total	164,912,704	149,558,255	124,516,228

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

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$330,018 (2017 - R$446,143 and 2016- R$476,564).

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

The funds managed by Banco Santander not recorded in the balance sheet are as follows:

Thousand of reais	2018	2017	2016

Funds under management	1,896,689	1,747,623	1,533,620
Managed Funds	200,366,261	188,728,634	158,734,032
Total	202,262,950	190,476,257	160,267,652

c) Third-party securities held in custody

On December 31, 2018, the Bank held in custody debt securities and equity instruments totaling R$34,040,742 (2017- R$40,459,429 and 2016 - R$27,772,714) entrusted to it by third parties.

d) Residual maturity

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

							2018
						Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	31,323,554	392,791	-	-	-	-	31,716,345
Debt instruments	27,402	51,255,820	25,903,428	13,186,253	26,367,903	58,692,609	175,433,415
Equity instruments	839,620	34,420	231,576	-	-	-	1,105,616
Loans and amounts due from credit institutions	57,528,022	8,449,138	844,658	12,739,730	11,371	34,082	79,607,001
Loans and advances to customers	-	111,595,396	75,100,836	63,043,973	21,397,689	29,934,313	301,072,207
Derivatives	-	13,815,791	1,240,161	1,114,446	1,074,875	1,118,173	18,363,446
Total	89,718,598	185,543,356	103,320,659	90,084,402	48,851,838	89,779,177	607,298,030

							2018
						Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	1,139	55,872,675	18,564,342	19,850,530	2,598,172	2,135,948	99,022,806
Customer deposits(1)	65,241,618	102,942,180	76,987,570	42,399,934	16,624,469	2,029	304,197,800
Marketable debt securities (1)	-	11,104,594	26,741,036	22,479,019	5,854,091	8,447,492	74,626,232
Subordinated liabilities	9,885,607	-	-	-	-	-	9,885,607
Debt Instruments Eligible to Compose Capital	-	-	-	-	-	9,779,944	9,779,944
Other financial liabilities	66,265	31,566,995	35,648	18,086,272	-	27,600	49,782,780
Financial liabilities held for trading:	206,423	7,639,956	8,863,577	32,195,605	604,593	1,428,838	50,938,992
Short positions	206,423	-	1,139,847	31,349,407	-	-	32,695,677
Derivatives	-	7,639,956	7,723,730	1,069,718	604,593	1,428,838	18,466,835
Total	75,401,052	209,126,400	131,192,173	167,430,485	25,681,325	21,821,851	649,396,673
Difference (assets less liabilities)	14,317,546	(22,963,864)	(27,871,514)	(45,150,478)	23,170,513	67,957,326	9,459,529

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

							2017
						Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	20,642,321	13,482,432	-	-	-	-	34,124,753
Debt instruments	609,220	1,887,278	21,978,394	31,669,850	19,379,308	45,731,067	121,255,117
Equity instruments	66,187	124,304	305,073	842,090	-	292,121	1,629,775
Loans and amounts due from credit institutions	38,137,344	15,235,629	182,721	10,382,061	18,166	1,253,981	65,209,902
Loans and advances to customers	31,065,824	70,301,530	61,286,539	63,375,203	17,796,364	28,594,697	272,420,157
Derivatives	-	426,577	1,034,248	9,470,073	4,357,636	1,974,354	17,262,888
Total	90,520,896	101,457,750	84,786,975	115,739,277	41,551,474	77,846,220	511,902,592

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	394,396	21,636,392	44,696,680	6,797,838	2,717,941	3,131,438	79,374,685
Customer deposits(1)	64,512,105	103,511,031	48,339,761	42,494,421	17,176,009	8,814	276,042,141
Marketable debt securities(1)	-	14,315,305	35,636,549	17,923,372	1,491,866	879,920	70,247,012
Subordinated liabilities	-	-	519,230	-	-	-	519,230
Debt Instruments Eligible to Compose Capital	-	114,104	-	-	-	8,322,797	8,436,901
Other financial liabilities	11,710,943	30,985,465	1,537,689	26,638	-	-	44,260,735
Financial liabilities held for trading:
Short positions	-	-	466,000	8,960,806	7,476,079	15,905,507	32,808,392
Derivatives	-	769,619	975,945	8,244,193	4,239,198	2,448,531	16,677,486
Total	76,617,444	171,331,916	132,171,854	84,447,268	33,101,093	30,697,007	528,366,582
Difference (assets less liabilities)	13,903,452	(69,874,166)	(47,384,879)	31,292,009	8,450,381	47,149,213	(16,463,990)

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

							2016
						Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	14,683,735	11,600,834	-	-	-	-	26,284,569
Debt instruments	-	21,709,350	10,136,133	26,674,215	28,135,295	30,838,274	117,493,267
Equity instruments	593,594	48,054	252,087	486,408	21,313	1,024,933	2,426,389
Loans and amounts due from credit institutions	39,961,892	14,450,530	923,308	532,399	34,458	9,808,414	65,711,001
Loans and advances to customer	30,408,851	68,218,474	60,047,442	54,558,381	17,357,244	21,412,382	252,002,774
Loans and Receivables - Debt instruments	822,874	1,287,372	2,960,099	5,044,803	4,472,758	1,695,353	16,283,259
Investments Held-to-Maturity	-	-	12,378	371,621	1,173,360	8,491,402	10,048,761
Derivatives	620,422	9,209,421	3,571,126	3,813,687	5,481,210	2,007,107	24,702,973
Total	87,091,368	126,524,035	77,902,573	91,481,514	56,675,638	75,277,865	514,952,993

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	770,467	40,581,025	23,315,006	8,215,378	2,818,095	2,934,101	78,634,072
Customer deposits(1)	60,919,032	64,154,475	68,505,808	39,630,274	14,003,821	231,767	247,445,177
Marketable debt securities(1)	-	21,833,927	56,637,880	20,620,077	312,143	438,928	99,842,955
Subordinated liabilities	-	-	-	466,246	-	-	466,246
Debt Instruments Eligible to Compose Capital	-	113,995	-	-	-	8,197,923	8,311,918
Other financial liabilities	3,004,041	33,559,710	356	7,992	-	307,000	36,879,099
Financial liabilities held for trading:
Short positions	-	743	2,887,723	8,333,584	3,344,083	17,128,136	31,694,269
Derivatives	333,287	8,052,349	2,506,131	2,523,506	5,376,180	1,445,162	20,236,615
Total	65,026,827	168,296,224	153,852,904	79,797,057	25,854,322	30,683,017	523,510,351
Difference (assets less liabilities)	22,064,541	(41,772,189)	(75,950,331)	11,684,457	30,821,316	44,594,848	(8,557,358)

(1) Includes obligations which may be subject to early payment, being: demand and time deposits, repurchase agreements with clients, LCI and LCA.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

e) Equivalent value in Reais of assets and liabilities

The main foreign currency balances in the consolidated financial statements, based on the nature of the related items, are as follows:

Equivalent Value in Thousand of Reais	2018		2017		2016
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and reserves at the Central Bank of Brazil	6,947,282	-	126,022	-	174,605	-
Financial asset/liabilities for trading	-	-	626,101	2,982,336	402,186	371,100
Financial assets/liabilities measured at fair value through profit or loss held for trading	1,211,296	101,833	-	-	-	-
Available-for-sale financial assets	-	-	11,665,952	-	9,787,622	-
Financial assets measured at fair value through other comprehensive income	7,049,727	-	-	-	-	-
Loans and receivables	-	-	18,703,454	-	28,061,831	-
Financial assets/liabilities measured at amortized cost	17,912,203	35,567,194	-	36,306,000	-	39,465,409
Total	33,120,508	35,669,027	31,121,529	39,288,336	38,426,244	39,836,509

f) Other Obligations

The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases.

The total of the future minimum payments of non-cancellable operating leases is shown below:

	2018	2017	2016

Up to 1 Year	670.553	624.424	646.804
Between1 to 5 Years	1.435.970	1.545.101	1.789.670
More than 5 Years	167.868	288.420	496.802
	2.274.391	2.457.945	2.933.276

Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$674 (2017- R$934 and 2016 - R$1,013) monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in 2018 fiscal year were R$683,011 (2017- R$655,949 and 2016 - R$663,801).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Índice Geral de Preços do Mercado (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, as contractual clauses and legislation.

g) Contingent assets

On December 31, 2018, 2017 and 2016 no contingent assets were recorded.

45.     Business segment reporting

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

The Bank operates in Brazil and abroad, through the Cayman branch, Luxembourg branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

The income statements and other significant data are as follows:

Thousand of reais	2018

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	39,390,512	2,530,830	41,921,342
Income from equity instruments	9,974	22,649	32,623
Income from companies accounted for by the equity method	65,958	-	65,958
Net fee and commission income	12,537,112	1,595,047	14,132,159
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(6,752,093)	1,162,820	(5,589,273)
Other operating expense (net)	(965,466)	(90,384)	(1,055,850)
TOTAL INCOME	44,285,998	5,220,961	49,506,959
Personnel expenses	(8,404,198)	(801,809)	(9,206,007)
Other administrative expenses	(7,186,035)	(400,096)	(7,586,131)
Depreciation and amortization	(1,637,484)	(102,475)	(1,739,959)
Provisions (net)	(1,947,578)	(52,026)	(1,999,604)
Impairment losses on financial assets (net)	(12,419,979)	(293,456)	(12,713,435)
Impairment losses on non-financial assets (net)	(450,201)	(58,109)	(508,310)
Other non-financial gains (losses)	156,258	-	156,258
OPERATING PROFIT BEFORE TAX (1)	12,396,779	3,512,992	15,909,771
Foreign Exchange Hedge(1)	5,867,320	-	5,867,320
ADJUSTED OPERATING INCOME BEFORE TAX (1)	18,264,099	3,512,992	21,777,091

Thousand of reais	2017
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	32,392,239	2,554,250	34,946,489
Income from equity instruments	83,120	-	83,120
Income from companies accounted for by the equity method	71,551	-	71,551
Net fee and commission income	11,261,952	1,459,916	12,721,868
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(25,628)	1,599,774	1,574,146
Other operating expense (net)	(640,522)	(31,491)	(672,013)
TOTAL INCOME	43,142,712	5,582,449	48,725,161
Personnel expenses	(8,166,562)	(770,716)	(8,937,278)
Other administrative expenses	(7,011,740)	(171,577)	(7,183,317)
Depreciation and amortization	(1,560,465)	(101,782)	(1,662,247)
Provisions (net)	(3,190,388)	(118,851)	(3,309,239)
Impairment losses on financial assets (net)	(11,232,902)	(1,105,398)	(12,338,300)

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Impairment losses on non-financial assets (net)	(435,960)	(20,751)	(456,711)
Other non-financial gains (losses)	(324,385)	-	(324,385)
OPERATING PROFIT BEFORE TAX (1)	11,220,310	3,293,374	14,513,684
Foreign Exchange Hedge(1)	809,694	-	809,694
ADJUSTED OPERATING INCOME BEFORE TAX (1)	12,030,004	3,293,374	15,323,378

Thousand of reais	2016

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	27,365,857	3,220,636	30,586,493
Income from equity instruments	258,545	-	258,545
Income from companies accounted for by the equity method	47,537	-	47,537
Net fee and commission income	9,580,332	1,397,264	10,977,596
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	5,619,356	1,971,614	7,590,970
Other operating expense (net)	(611,051)	(13,520)	(624,571)
TOTAL INCOME	42,260,576	6,575,994	48,836,570
Personnel expenses	(7,638,124)	(739,141)	(8,377,265)
Other administrative expenses	(6,272,987)	(270,158)	(6,543,145)
Depreciation and amortization	(1,381,742)	(100,897)	(1,482,639)
Provisions (net)	(2,685,278)	(39,464)	(2,724,742)
Impairment losses on financial assets (net)	(11,607,468)	(1,693,977)	(13,301,445)
Impairment losses on non-financial assets (net)	(114,154)	(167)	(114,321)
Other non-financial gains (losses)	90,889	-	90,889
OPERATING PROFIT BEFORE TAX (1)	12,651,712	3,732,190	16,383,902
Foreign Exchange Hedge(1)	(6,717,250)	-	(6,717,250)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	5,934,462	3,732,190	9,666,652

(1) Includes, in the Commercial Bank, the currency hedge of the investment in dollars (a strategy to mitigate the tax effects and the variation of the exchange rate of offshore investments on net income), the result of which is recorded under " on financial assets and liabilities "fully offset in the line of Taxes.

	2018
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	646,128,672	77,736,335	723,865,007
Loans and advances to customers	236,792,060	64,280,147	301,072,207
Customer deposits	227,689,079	76,508,721	304,197,800

	2017
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	580,090,402	65,612,637	645,703,039
Loans and advances to customers	217,539,344	54,880,813	272,420,157
Customer deposits	225,926,433	50,115,708	276,042,141

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

			2016
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	557,624,385	76,768,855	634,393,240
Loans and advances to customers	191,433,209	60,569,565	252,002,774
Customer deposits	228,923,947	18,521,230	247,445,177

46.     Related party transactions

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

The transactions and remuneration of services with related parties are carried out in the ordinary course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve risks greater than normal collection or present other disadvantages.

a) Key-person management compensation

The Board of Directors' meeting, held on March 27, 2018 approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$300,000 for the 2018 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the extraordinary stockholders' meeting (ESM) held on April 27, 2018.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

Thousand of reais	2018	2017	2016

Fixed Compensation	90,580	83,633	90,169
Variable Compensation - in cash	48,526	42,718	37,479
Variable Compensation - in shares	34,155	34,567	31,802
Others (1)	54,494	11,919	14,580
Total Short-Term Benefits	227,755	172,837	174,030
Variable Compensation - in cash	31,797	31,268	25,581
Variable Compensation - in shares	30,060	34,455	75,069
Total Long-Term Benefits	61,857	65,723	100,650
Total (2)	289,612	238,560	274,680

(1) In the first half of 2018, the Management of Banco Santander decided to carry out an early initiative, which was practiced by the Bank's liberality.

(2) Refers to the amount paid by Banco Santander and its subsidiaries to their Managers for positions they hold at Banco and other companies in the Conglomerate Santander.

Additionally, in the exercise ended on December 31, 2018, withholding taxes were collected on management compensation in the amount of R$36,356 (2017 - R$30,713 and 2016 - R$30,312).

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2018, 2017 and 2016:

	2018
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,986	0.1%	2,987	0.1%	5,973	0.1%
Directors (*)	3,930	0.1%	3,930	0.1%	7,860	0.1%
Other	359,242	9.4%	387,045	10.5%	746,287	9.9%
Total	3,805,378	99.7%	3,666,519	99.6%	7,471,897	99.6%
Treasury shares	13,317	0.3%	13,317	0.4%	26,634	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	362,228	9.5%	390,032	10.6%	752,260	10.0%

	2017
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Banco Santander, S.A. (1)	521,964	13.6%	519,268	14.1%	1,041,232	13.9%
Employees	3,551	0.1%	3,556	0.1%	7,107	0.1%
Directors (*)	4,016	0.1%	4,016	0.1%	8,032	0.1%
Other	366,063	9.6%	393,862	10.7%	759,925	10.1%
Total	3,812,850	99.8%	3,673,991	99.8%	7,486,841	99.8%
Treasury shares	5,845	0.2%	5,845	0.2%	11,690	0.2%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	369,614	9.7%	397,418	10.8%	767,032	10.2%

	2016
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Banco Santander, S.A. (1)	521,965	13.6%	519,268	14.0%	1,041,233	13.8%
Qatar Holding, LLC	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,914	0.1%	3,929	0.1%	7,843	0.1%

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	174,238	4.5%	202,028	5.5%	376,266	5.0%
Total	3,825,185	99.4%	3,686,326	99.4%	7,511,511	99.4%
Treasury shares	25,786	0.6%	25,786	0.6%	51,572	0.6%
Total	3,850,971	100.0%	3,712,112	100.0%	7,563,083	100.0%
Free Float (2)	385,964	10.0%	413,769	11.1%	799,733	10.6%

(1) Companies of the Santander Spain Group.

(2) Composed by Employees, Qatar Holding and other.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

c.1) Qatar Holding LLC's Public Offering

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

d) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect  in view of the interests of Banco Santander and its stockholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

Beginning in 2018, transactions and balances with key management personnel are shown. The main transactions and balance are as follows:

Thousand of reais	2018
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	8,169,537	3,112,734	1,381,770
Financial assets for trading	(72,815)	205,337	266,027
Banco Santander, S.A. – Spain	(72,815)	-	-
Abbey National Treasury Services Plc (2)	-	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	266,027
Banco RCI Brasil S.A.	-	205,337	-
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	8,194,590	-	146,988
Banco Santander, S.A. – Spain (3) (5)	8,194,590	-	-
Banco Santander Totta, S.A. (2)	-	-	7,883
Abbey National Treasury Services Plc (2)	-	-	87,260
Bank Zachodni (2)	-	-	193
Santander UK plc	-	-	46,615
Banco Santander, S.A. – Mexico (2)	-	-	5,037
Loans and advances to customers	347	-	966,462
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	913,875
Zurich Santander Brasil Seguros S.A.	-	-	45,851
Abbey National Treasury Services Plc (2)	-	-	-
Banco Santander Espanha (1)	347	-	-
Isban Mexico, S.A. de C.V.	-	-	122
Ingeniería de Software Bancario, S.L.	-	-	-
Gesban Servicios Administrativos Globales, S.L.	-	-	23
Santander Brasil Gestão de Recursos Ltda	-	-	169
Santander Securities Services Brasil Participações S.A. (2)	-	-	927
Key Management Personnel (8)	-	-	5,495
Loans and other values with credit institutions (1)	15,143	2,905,947	2,293
Banco Santander – Spain	15,143	-	-
Produban Servicios Informáticos Generales, S.L. (Produban Espanha) (2)	-	-	-
Banco RCI Brasil S.A.	-	2,905,947	-
BHJV Assessoria e Consultoria em Gestão Empresarial LTDA	-	-	10

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Produban Brasil Tecnologia	-	-	2,091
Santander Global Technology, S.L., SOCI	-	-	192
Banco Santander, S.A. – Uruguay (2)	-	-	-
Other Assets	32,272	1,450	-
Banco Santander – Spain	32,272	-	-
Banco RCI Brasil S.A.	-	1,450	-

Liabilities	(23,166,005)	(38,380)	(2,975,342)
Deposits of Brazil Central Bank and deposits of credit institutions	(107,084)	(36,871)	(1,410,619)
Banco Santander, S.A. – Spain (4)	(107,084)	-	-
Santander Securities Services Brasil DTVM S.A.	-	-	-
Santander Brasil Asset (2)	-	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(1,151,399)
Banco Santander, S.A. – Uruguay (2)	-	-	-
Banco Santander Río S.A. (2)	-	-	(259,220)
Banco RCI Brasil S.A.	-	(36,871)	-
Securities	-	-	(96,133)
Key Management Personnel	-	-	(96,133)
Customer deposits	-	(1,509)	(1,134,675)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(58,968)
Zurich Santander Brasil Seguros e Previdência S.A. (1)	-	-	(234,249)
Gestora de Inteligência de Crédito	-	-	(190,674)
Santander Brasil Gestão de Recursos Ltda	-	-	(126,988)
Webmotors S.A.	-	(1,509)	-
Santander Securities Services Brasil DTVM S.A.	-	-	(427,209)
Santander Brasil Asset (2)	-	-	(18,639)
Key Management Personnel	-	-	(37,889)
Others	-	-	(40,059)
Other financial liabilities - Dividends and interest on capital Payable	(3,922,473)	-	(5,544)
Banco Santander – Spain	(609,159)	-	-
Grupo Empresarial Santander, S.L. (1)	(1,242,259)	-	-
Sterrebeeck B.V. (1)	(2,071,055)	-	-
Banco Madesant	-	-	(1,112)
Key Management Personnel (7)	-	-	(4,432)
Other Payables	(9,603)	-	(424,504)
Banco Santander, S.A. – Spain	(9,603)	-	-
Santander Brasil Asset (2)	-	-	(14,476)
Produban Servicios Informáticos Generales, S.L. (Produban Espanha) (2)	-	-	-
Ingeniería de Software Bancário, S.L. (2)	-	-	-
Santander Securities Services Brasil DTVM S.A.	-	-	(4,291)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(16,924)
Key Management Personnel	-	-	(381,292)
Others	-	-	(7,521)
Debt Instruments Eligible to Compose Capital	(19,126,845)	-	-
Banco Santander – Spain	(19,126,845)	-	-

Thousand of Reais	2017
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	8,214,739	1,214,312	926,994
Financial assets for trading - Derivatives net	(173,065)	-	(74,873)
Banco Santander, S.A. – Spain	(173,065)	-	-
Abbey National Treasury Services Plc (2)	-	-	(71,672)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(3,201)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	8,363,038	-	76,009
Banco Santander, S.A. – Spain (3) (5)	8,363,038	-	-
Banco Santander Totta, S.A. (2)	-	-	2,733
Abbey National Treasury Services Plc (2)	-	-	71,751
Bank Zachodni (2)	-	-	177
Banco Santander, S.A. – Mexico (2)	-	-	1,348
Loans and advances to customers	132	9,661	925,858
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	925,835

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Abbey National Treasury Services Plc (2)	-	-		23
Banco Santander Espanha (1)	132	-		-
Webmotors S.A.	-	9,661		-
Loans and other values with credit institutions (1)	23,896	1,203,032		-
Banco Santander – Spain	23,896	-		-
Banco RCI Brasil S.A.	-	1,203,032		-
Other Assets	738	1,619		-
Banco Santander – Spain	738	-		-
Banco RCI Brasil S.A.	-	1,619		-

Liabilities	(12,360,383)	(57,221)	-	(2,107,677)
Deposits of Brazil Central Bank and deposits of credit institutions	(387,937)	(47,423)		(1,862,058)
Banco Santander, S.A. – Spain (4)	(387,937)	-		-
Santander Securities Services Brasil DTVM S.A.	-	-		(300,074)
Santander Brasil Asset	-	-		(16,766)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-		(1,543,752)
Banco Santander, S.A. – Uruguay (2)	-	-		(1,466)
Banco RCI Brasil S.A.	-	(47,423)		-
Customer deposits	-	(9,798)		(222,473)
ISBAN Brasil S.A. (2)	-	-		(20,893)
Santander Securities Services Brasil Participações S.A. (2)	-	-		(71,947)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.) (2)	-	-		(34,410)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-		(55,935)
Santander Brasil Gestão de Recursos Ltda	-	-		(32,334)
Webmotors S.A.	-	(9,798)		-
Others	-	-		(6,954)
Other financial liabilities - Dividends and interest on capital Payable	(3,992,820)	-		(1,132)
Banco Santander – Spain	(620,264)	-		-
Grupo Empresarial Santander, S.L. (1)(2)	(1,264,470)	-		-
Sterrebeeck B.V. (1) (2)	(2,108,086)	-		-
Banco Madesant (2)	-	-		(1,132)
Other Payables	(2,050)	-		(22,014)
Banco Santander – Spain	(2,050)	-		-
Santander Brasil Asset	-	-		(69)
ISBAN Brasil S.A. (2)	-	-		237
Produban Servicios Informáticos Generales, S.L. (Produban Espanha) (2)	-	-		(905)
Santander Securities Services Brasil DTVM S.A.	-	-		6,762
Zurich Santander Brasil Seguros e Previdência S.A.	-	-		(27,748)
Others	-	-		(291)
Debt Instruments Eligible to Compose Capital	(7,977,576)	-		-
Banco Santander – Spain	(7,977,576)	-		-

Thousand of Reais	2016
	Parent (1)	Joint-controlled companies		Other Related-Party (2)
Assets	10,919,116	794,800		556,778
Financial assets for trading - Derivatives net	(184,304)	-		(400,570)
Banco Santander, S.A. – Spain	(184,304)	-		-
Abbey National Treasury Services Plc (2)	-	-		(91,828)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-		(308,742)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	10,900,941	-		94,530
Banco Santander, S.A. – Spain (3) (5)	10,900,941	-		-
Banco Santander Totta, S.A. (2)	-	-		1,261
Abbey National Treasury Services Plc (2)	-	-		92,118
Bank Zachodni (2)	-	-		117
Banco Santander, S.A. – México (2)	-	-		1,034
Loans and advances to customers	-	136,354		862,818
Zurich Santander Brasil Seguros e Previdência S.A.	-	-		862,553
Webmotors S.A.	-	136,354		-
Santander Brasil Gestão de Recursos Ltda	-	-		265
Loans and other values with credit institutions (1)	25,546	656,806		-
Banco Santander – Spain	25,546	-		-
Banco RCI Brasil S.A.	-	656,806		-

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Other Assets	176,933	1,640	-
Banco Santander – Spain	176,933	-	-
Banco RCI Brasil S.A.	-	1,640	-

Liabilities	(11,984,199)	(106,527)	(1,222,556)
Deposits of Brazil Central Bank and deposits of credit institutions	(327,466)	(40,202)	(980,702)
Banco Santander Espanha (4)	(327,466)	-	-
Santander Securities Services Brasil DTVM S.A.	-	-	(208,059)
Santander Brasil Asset	-	-	(12,079)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(757,874)
Banco Santander, S.A. – Uruguay (2)	-	-	(2,158)
Banco RCI Brasil S.A.	-	(40,202)	-
Others	-	-	(532)
Customer deposits	-	(66,325)	(189,794)
ISBAN Brasil S.A. (2)	-	-	(22,232)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(52,484)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.) (2)	-	-	(19,653)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(44,840)
Santander Brasil Gestão de Recursos Ltda	-	-	(39,361)
Webmotors S.A.	-	(66,325)	-
Others	-	-	(11,224)
Other financial liabilities - Dividends and interest on capital Payable	(3,794,130)	-	(16,494)
Banco Santander, S.A. – Spain	(589,227)	-	-
Grupo Empresarial Santander, S.L. (1) (2)	(1,201,612)	-	-
Sterrebeeck B.V. (1) (2)	(2,003,291)	-	-
Banco Madesant (2)	-	-	(1,075)
Santusa Holding, S.L. (2)	-	-	(15,419)
Other Payables	(2,954)	-	(35,566)
Banco Santander – Espanha	(2,954)	-	-
Santander Brasil Asset	-	-	(70)
ISBAN Brasil S.A. (2)	-	-	(339)
Santander Securities Services Brasil DTVM S.A.	-	-	(4,430)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(30,684)
Outros	-	-	(43)
Debt Instruments Eligible to Compose Capital	(7,859,649)	-	-
Banco Santander – Spain	(7,859,649)	-	-
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

(2) Refers to the Company's subsidiaries (Banco Santander Spain).

(3) In December 31, 2018, refers to the cash of R$1,515,437 (2017 - R$587,531 and 2016 - R$582,571).

(4) On December 31, 2018, include foreign currency investments (overnight applications) due on January 2, 2019 in the amount of R$6,583,716 (2017 - R$7,384,335 and 2016 - R$10,269,812) and interest of 2.38% p.a held at Santander Brasil EFC, Banco Santander Brasil and its Grand Cayman Branch.

(5) Refers the emissions of Eurobonds of Grand Cayman Branch, maturing between from January 16, 2016 to February 13, 2017 and interest of 3.152% p.a and 4.625% p.a.

(6) In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by Banco RCI Brasil.

(7) Of the total dividends resolved in 2018, R$ 10,502 is allocated to the Key Management Personnel, remaining to pay the provisioned amount.

(8) The balance with key management personnel refers to operations contracted before the term of the mandates.

Thousand of Reais	2018
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(972,799)	192,889	1,323,622
Interest and similar income - Loans and advances to customers	-	-	461
Key Management Personnel	-	-	461
Interest and similar income - Loans and amounts due from credit institutions	136,250	136,666	1,080
Banco Santander, S.A. – Spain	136,250	-	-
Banco RCI Brasil S.A. (6)	-	136,666	-
Abbey National Treasury Services Plc	-	-	157
Cibrasec	-	-	923
Interest expense and similar charges - Customer deposits	-	(92)	(23,146)
ISBAN Brasil S.A.	-	-	(90)
Santander Brasil Gestão de Recursos Ltda	-	-	(8,329)
Santander Cultural	-	-	(36)

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Gestora de Inteligência de Crédito	-	-	(5,743)
Webmotors S.A.	-	(92)	-
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)	-	-	(215)
Key Management Personnel	-	-	(8,707)
Others	-	-	(27)
Interest expense and similar charges - Deposits from credit institutions	(6,889)	(5,871)	(134,896)
Banco Santander, S.A. – Spain	(6,889)	-	-
Banco RCI Brasil S.A. (6)	-	(5,871)	-
Santander Securities Services Brasil Participações S.A. (2)	-	-	(26,378)
SAM Brasil Participações	-	-	(47)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(102,928)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(4,442)
Santander Asset Management, S.A. SGIIC.	-	-	(1,101)
Fee and commission income (expense)	6,213	32,960	2,653,014
Banco Santander, S.A. – Spain	6,213	-	-
Banco RCI Brasil S.A. (6)	-	31,981	-
Banco Santander International	-	-	30,789
Webmotors S.A.	-	979	-
Zurich Santander Brasil Seguros S.A.	-	-	300,868
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	2,302,295
Key Management Personnel	-	-	355
Others	-	-	18,707
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(680,903)	29,226	(199,985)
Banco Santander, S.A. – Spain	(680,903)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(210,324)
Abbey National Treasury Services Plc	-	-	(17,726)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	1,312
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	40,305
Zurich Santander Brasil Seguros S.A.	-	-	-
Banco RCI Brasil S.A. (6)	-	29,226	-
Key Management Personnel	-	-	239
Others	-	-	(13,791)
Administrative expenses and Amortization	-	-	(952,432)
Banco Santander, S.A. – Spain	-	-	-
ISBAN Brasil S.A.	-	-	(14,210)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)	-	-	(33,567)
ISBAN Chile S.A.	-	-	(24)
Aquanima Brasil Ltda.	-	-	(30,021)
TECBAN - Tecnologia Bancaria Brasil	-	-	(313,433)
Produban Servicios Informaticos Generales, S.L.	-	-	-
Ingeniería de Software Bancario, S.L.	-	-	-
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(46,884)
Santander Global Technology, S.L., SOCI	-	-	(175,466)
Key Management Personnel	-	-	(289,612)
Others	-	-	(49,216)
Others Administrative expenses - Donation	-	-	(20,013)
Santander Cultural	-	-	(2,748)
Fundacao Santander	-	-	(1,330)
Instituto Escola Brasil	-	-	-
Fundação Sudameris	-	-	(15,935)
Debt Instruments Eligible to Compose Capital	(427,470)	-	-
Banco Santander Espanha (2)(8)	(427,470)	-	-

Thousand of Reais	2017
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	389,663	126,781	1,210,444
Interest and similar income - Loans and amounts due from credit institutions	87,217	87,381	1,417
Banco Santander, S.A. – Spain	87,217	-	-
Banco RCI Brasil S.A. (6)	-	87,381	-
Abbey National Treasury Services Plc	-	-	879
Cibrasec	-	-	538
Interest expense and similar charges - Customer deposits	-	(4,486)	(41,026)

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

ISBAN Brasil S.A.	-	-	(2,145)
Banco Santander, S.A. – Spain	-	-	(6,190)
Santander Brasil Gestão de Recursos Ltda	-	-	(6,636)
Santander Cultural	-	-	(24,344)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(69)
Webmotors S.A.	-	(4,486)	-
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)	-	-	(1,547)
Others	-	-	(95)
Interest expense and similar charges - Deposits from credit institutions	(13,038)	(3,026)	(113,569)
Banco Santander, S.A. – Spain	(13,038)	-	-
Banco RCI Brasil S.A. (6)	-	(3,026)	-
Santander Securities Services Brasil DTVM S.A.	-	-	(95)
SAM Brasil Participações	-	-	(112,211)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(1,263)
Fee and commission income (expense)	(5,099)	14,999	2,453,179
Banco Santander – Espanha	(5,099)	-	-
Banco RCI Brasil S.A. (6)	-	14,996	-
Banco Santander International	-	-	20,480
Webmotors S.A.	-	3	-
Zurich Santander Brasil Seguros S.A.	-	-	295,508
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	2,134,755
Others	-	-	2,436
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	592,919	31,913	(39,534)
Banco Santander, S.A. – Spain	592,919	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(79,480)
Abbey National Treasury Services Plc	-	-	23,843
Banco RCI Brasil S.A. (6)	-	31,913	-
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(26,102)
Santander Investment Securities Inc.	-	-	(13,492)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	52,981
Zurich Santander Brasil Seguros S.A.	-	-	1,788
Others	-	-	928
Administrative expenses and Amortization	(50,271)	-	(1,028,750)
Banco Santander, S.A. – Espanha	(50,271)	-	-
ISBAN Brasil S.A.	-	-	(337,161)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)	-	-	(242,191)
ISBAN Chile S.A.	-	-	(23)
Aquanima Brasil Ltda.	-	-	(25,638)
TECBAN - Tecnologia Bancaria Brasil	-	-	(262,046)
Produban Servicios Informaticos Generales, S.L.	-	-	(46,494)
Ingeniería de Software Bancario, S.L.	-	-	(70,385)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(42,603)
Outros	-	-	(2,209)
Others Administrative expenses - Donation	-	-	(21,273)
Santander Cultural	-	-	(3,513)
Fundacao Santander	-	-	(1,837)
Instituto Escola Brasil	-	-	(873)
Fundação Sudameris	-	-	(15,050)
Debt Instruments Eligible to Compose Capital	(222,065)	-	-
Banco Santander Espanha (2)(8)	(222,065)	-	-

Thousand of Reais	2016
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(798,022)	136,111	1,197,489
Interest and similar income - Loans and amounts due from credit institutions	39,677	114,909	396
Banco Santander, S.A. – Spain	39,677	-	-
Banco RCI Brasil S.A. (6)	-	114,909	-
Abbey National Treasury Services Plc	-	-	396
Interest expense and similar charges - Customer deposits	(4,192)	(26,996)	(49,420)
ISBAN Brasil S.A.	-	-	(3,560)
Banco Santander Espanha	(4,192)	-	-

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Santander Brasil Gestão de Recursos Ltda	-	-	(12,417)
Santander Cultural	-	-	(11)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(31,097)
Webmotors S.A.	-	(26,996)	-
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)	-	-	(2,117)
Others	-	-	(218)
Interest expense and similar charges - Deposits from credit institutions	(512)	(10,959)	(115,458)
Banco Santander, S.A. – Spain	(512)	-	-
Banco RCI Brasil S.A. (6)	-	(10,959)	-
Santander Securities Services Brasil DTVM S.A.	-	-	(20,979)
SAM Brasil Participações	-	-	(133)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(88,467)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(4,119)
Santander Asset Management, S.A. SGIIC.	-	-	(1,760)
Fee and commission income (expense)	5,334	20,133	1,955,255
Banco Santander – Espanha	5,334	-	-
Banco RCI Brasil S.A. (6)	-	19,211	-
Banco Santander International	-	-	20,959
Santander Securities Services Brasil DTVM S.A.	-	-	1,896
Webmotors S.A.	-	922	-
Zurich Santander Brasil Seguros S.A.	-	-	218,773
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,711,138
Others	-	-	2,489
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(613,168)	39,024	267,983
Banco Santander, S.A. – Spain	(613,168)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	257,475
Abbey National Treasury Services Plc	-	-	38,274
Banco RCI Brasil S.A. (6)	-	39,024	-
Santander Securities Services Brasil DTVM S.A.	-	-	(16,038)
Santander Investment Securities Inc.	-	-	(15,115)
Others	-	-	3,387
Administrative expenses and Amortization	-	-	(840,739)
ISBAN Brasil S.A.	-	-	(290,430)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)	-	-	(209,253)
ISBAN Chile S.A.	-	-	(26)
Aquanima Brasil Ltda.	-	-	(24,557)
TECBAN - Tecnologia Bancaria Brasil	-	-	(213,194)
Produban Servicios Informaticos Generales, S.L.	-	-	(21,525)
Ingeniería de Software Bancario, S.L.	-	-	(42,519)
Santander Securities Services Brasil DTVM S.A.	-	-	(35,882)
Others	-	-	(3,353)
Others Administrative expenses - Donation	-	-	(20,528)
Santander Cultural	-	-	(2,737)
Fundacao Santander	-	-	(3,452)
Instituto Escola Brasil	-	-	(939)
Fundação Sudameris	-	-	(13,400)
Debt Instruments Eligible to Compose Capital	(225,161)	-	-
Banco Santander, S.A. – Spain (2)	(225,161)	-	-

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company's subsidiaries (Banco Santander, S.A.- Spain).

(3) Refers the profit on disposal of the company MS Participações.

(4) Refers the profit on disposal of the company Santander Brasil Asset Management.

(5) Refers the profit on disposal of the company Santander Securities Services Brasil DTVM S.A.

(6) In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by Banco RCI Brasil.

47.    Risk management

Risk management at Banco Santander is based on the following principles:

A. Independence of the management activities related to the business;

B. Involvement of the Senior Management in decision-making;

C. Consensus in the decision making on credit operations between the Risk and Business departments;

D. Collegiate decision-making, which includes the branch network, aiming to encourage diversity of opinions and avoiding the attribution of individual decisions;

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

E. The use of statistical tools to estimate default, which includes internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

F. Global approach, which an integrated treatment of risk factors in the business departments and the concept of economic capital as a consistent metric for risk undertaken and for business management;

G. Common management tools

H. Organizational structure

I. Scopes and responsibilities

J. Risk limitation

K. Recognition

L. Effective information channel

M. Maintenance of a medium-low risk profile, and low volatility by:

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

At Banco Santander, the risk management and control process is structured using as reference the framework defined at corporate level and described according to the following phases:

I. Adaptation of corporate management frameworks and policies that reflect Banco Santander’s risk management principles.

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

II. Identification of risks through the constant review and monitoring of exposures, the assessment of new products, businesses and deals (singular transactions);

III. Risks measurement using methods and models periodically tested.

IV. Preparation and distribution of a complete set of reports that are reviewed daily by the heads at all levels of Banco Santander management.

V. Implementation of a risk control system which checks, on a daily basis, the degree to which the Bank´s risk profile matches the risk policies approved and the risk limits set. The most noteworthy corporate tools and techniques (aforementioned) already in use at Banco Santander are in different stages of maturity regarding the level of implementation and use in the Bank. For wholesale segment, these techniques are in line with the corporate level development. For local segments, internal ratings and scorings based models, VaR and market risk scenario analysis and stress testing were already embedded in risk management routine while Expected loss, Economic Capital and RORAC have been integrated in risk management.

VI. Internal ratings- and scorings-based models which, by assessing the various qualitative and quantitative risk components by client and transaction, making it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on Loss Given Default (LGD) estimates.

VII. Economic capital, as a homogeneous measurement of the assumed risk and the basis for the measurement of the performance management.

VIII. RORAC, used both as a transaction pricing tool in the whole sale segment (more precisely in global ranking and markets - bottom-up approach) as for in the analysis of portfolios and units (top-down approach).

IX. VaR, which is used for controlling and setting the market risk limits for the various treasury portfolios.

X. Scenario analysis and stress testing to supplement the analysis market and credit risk in order to assess the impact of alternative scenarios, even over provisions and capital.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

a) Corporate Governance of the Risk Function

The structure of Banco Santander’s Risk Committee is defined in accordance with the highest standards of prudent management, while respecting local legal and regulatory environment.

Its main responsibilities are:

A. Integrate and adapt the Bank's risk to local level, further than the risk management strategy, tolerance level and predisposition to the risk, previously approved by the executive committee and board of directors, all matched with corporate standards of Banco Santander Spain;

B. Approve the proposals, operations and limits of clients and portfolio;

C. Regularly monitor all the risks inherent to the business, proving if your profile is adequate to what was established in the risk appetite.

D. Authorize the use of management tools and local risk models and being aware of the result of their internal validation.

E. Keeping updated, assessing and monitoring any observations and recommendations periodically formulated by the supervisory authorities regarding their functions.

The organizational structure of the executive vice-presidency consists of areas which are responsible for credit risk management, market and structural, operational and risk model. The credit risk management structure is composed by directors who act from the point of view of retail and wholesale portfolios management. A specific area has the mission to consolidate the portfolios and their respective risks, supporting the management with the integrated risk vision. In addition to this task, it is also responsible for the attendance to regulators, external and internal auditors, as well as the Group's headquarters in Spain.

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

• Individualized management: It is performed by a defined risk analyst, which prepares the analysis, and forwards it to the Risk Committee and monitors the client's progress. It covers the Wholesale segment clients (Corporate and GB&M), Retail (Companies 3 and Governments, Institutions and Universities);

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

b.2) Measures and measurement tools

Rating tools

The Bank uses proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the customer's historical experience, to predict default. Rating/Scores models are used in the Bank’s loan approval and risk monitoring process.

The classification of loans into different categories is made according to the analysis of economic and financial situation of the client and any other registered information updated frequently. New modes of operation are subject to credit risk evaluation, verification and adaptation to the controls adopted by the Bank.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the Banking relationship. The frequency of the reviews is increased in case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The own rating tools are reviewed to qualifications by them awarded are progressively enhanced.

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

Besides that, the Loss identification period, or “LIP,” is also considered in the estimation of the risk parameters that is represented by the time period between the occurrence of a loss event and the identification of an objective evidence of this loss. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of such loss.

The Bank use proprietary internal rating models to measure the credit quality of a given client or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the client's history, with the exception of certain portfolios classified as “low default portfolios”. These ratings and models are used in loan approval and risk monitoring processes.

The table shown in note 9.b shows the portfolio by the internal risk rating levels and their probability of default.

Thousand of reais	2018	2017	2016

By maturity
Less than 1 Year	186,373,511	174,247,968	161,664,232
Between 1 and 5 years	99,309,551	82,513,030	79,356,369
More than 5 years	36,250,128	31,068,215	27,416,955
Loans and advances to customers, gross	321,933,190	287,829,213	268,437,556

By internal classification of risk
Low	240,440,294	226,098,497	207,889,639
Medium-low	50,485,682	33,635,378	32,104,168
Medium	11,967,262	10,423,293	10,940,879
Medium-High	7,722,198	8,215,024	6,976,969
High	11,317,754	9,457,021	10,525,901
Loans and advances to customers, gross	321,933,190	287,829,213	268,437,556

To the portfolios which the Bank presents limited historic data, reference external information are used to complement internal available data. The portfolios for which reference external information represent significant data to measure the expected credit losses are present below.

			2018

		Probability of default	Default loss
	Exposure

Commercial and industrial	146,293,616	8%	42%
Real Estate Credit - construction	36,515,352	4%	12%
Individual loans	137,287,593	8%	64%
Leasing	1,836,629	5%	32%

The exposure above are related to the credit operations. The Bank understands that the exposure related to the [guarantees] and sureties and other financial assets at amortized cost have low risk.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

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

Planning and setting risk limits

Risk limit setting is a dynamic process that identifies Banco Santander’s risk appetite by assessing business proposals and its risk attitude. This process is defined through the risk appetite approved by the Bank's Management and the units.

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

Risk control function

The control function is performed by assessing risks from various complementary perspectives, the main pillars are the control by geographical location, business area, management model, product and process, facilitating thus the detection of specific areas requiring measures for which decisions should be taken. To obtain an overview of the bank's loan portfolio over the various phases of the credit cycle, with a level of detail that allows the assessment of the current risk situation and any movements.

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

Clients with high risk index have a model of recovery, with a commercial follow-up and a recovery specialist.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Environmental risk

The Banco Santander's Social and Environmental Responsibility Policy (PRSA), which follows the guidelines of CMN Resolution 3232/2014 and the SARB Regulation Nº. 14 of Febraban, establishes guidelines and consolidates specific policies for socio-environmental practices in business and in relationships with stakeholders. These practices include the management of socio-environmental risks, impacts and opportunities related to topics such as adequacy in credit granting and use, supplier management and socio-environmental risk analysis, which is carried out through the analysis of clients' socio-environmental practices. and Varejo, of the Corporate segment 3 (one of the Corporate Retail segments of the Bank), which have limits or credit risk above R $ 5 million and which are part of the 14 socio-environmental care sectors. In this case, the socio-environmental risk is analyzed in order to mitigate the issues of operational risk, capital risk, credit risk and reputational risk. Since 2009, Santander has been a signatory to the Equator Principles and this set of guidelines is used to mitigate socio-environmental risks in the financing of large projects.

The commitments assumed in the PRSA are detailed in other Bank policies, such as the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social and Environmental Risk Policies, as well as the Private Social Investment Policy, which aims to guide the strategy in this area. and to present guidelines for social programs that strengthen this strategy.

b.7) Credit Management - Main changes

The trends observed in 2018 were consistent with those of 2017, where in a challenging economic scenario, the Bank model proved to be effective. The Bank was able to preserve the good quality of the business and did not present large variations in its default rate. In December 2018, this index was 7.0% against 6.6%, on December 31, 2017 and 7.0% on December 31, 2016.

This income was possible thanks to a combination of factors. Among them, a credit mix with focus on safer lines; partnerships; a deep knowledge and monitoring of the client’s financial life; and the deployment of strong debt renegotiation campaigns.

The involvement of senior management in decision making (held collectively at our Committees), besides independence Risks relating to the business, allow more assertive decisions and credit risk reduction.

The analysis of credit for projects and companies in the Wholesale segment, continue to integrate opinions of our area of Environmental Risk.

Below is a table showing the evolution of the main credit indicators.

	2018	2017	2016

Credit risk exposure - customers (Thousand of Reais)	364,193,664	330,474,249	301,702,586
Loans and advances to customers, gross (note 9)	321,933,190	287,829,213	268,437,556
Contingent Liabilities - Guarantees and other sureties (note 44.a)	42,260,474	42,645,036	33,265,030
Non-performing loans ratio (%) - unaudited	6.98%	6.65%	7.04%
Impairment coverage ratio (%) - unaudited	102.42%	95.39%	96.31%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais) - unaudited	22,969,315	18,261,638	18,191,126
Cost of credit (% of risk) - unaudited	3.90%	3.98%	4.52%

Data prepared on the basis of management criteria and the accounting criteria of the controller unit.

(*) RAWO = Recoveries of Assets Derecognized.

The Bank incorporates information about the future both in its assessment if the credit risk of an instrument has increased substantially since the initial recognition and in its measurement of the expected credit losses. Based on guidance from its internal committees and economic experts and considering a range of actual and anticipated external information, the Bank develops a base scenario as well as other possible scenarios. This process involves the projection of two or more additional economic scenarios and considers the respective probabilities of each result. External information includes economic data and forecasts published by government agencies and monetary authorities and selected private sector analysts and academics.

The base case represents the most likely result and is in line with the information used by the Bank for other purposes, such as strategic planning and budgeting. The other scenarios represent more optimistic and pessimistic results. Periodically, the Bank conducts more extreme stress tests to adjust its determination of these other representative scenarios.

The Bank identified and documented the main determinants of credit risk and credit losses for each portfolio of financial instruments and, using a historical data analysis, estimated the relationships between macroeconomic variables and credit risks and credit losses.

2018

Unemployment rates	11.4%
Interest Rates	6.5%
increase in GDP	1.8%

The expected relation between key-indicators and default rates and several financial assets losses were predicted based on the historic analysis data of recent years.

c) Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others values, according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

The Bank operates according to global policies, within the Group’s risk tolerance level, aligned with the objectives in Brazil and in the world.

With this purpose, it has developed its own Risk Management model, according to the following principles:

•	Functional independence;

•	Executive capacity sustained by knowledge and proximity with the client;

•	Global reach of the function (different types of risks);

•	Collective decision-making, that evaluates a variety of possible scenarios and do not compromise the results with individual decision (including Brazil Executive Risk Committee - Comitê Executivo de Riscos Brasil). This Committee delimits and approves the operations. The Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates.

•	Management and improvement of the equation risk/return; and

•	Advanced methodologies for risk management, such as Value at Risk – VaR (historical simulation of 521 days with a confidence level of 99% and time horizon of one day), scenarios, financial margin sensibility, equity value and contingency plan.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

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

The activities are segmented by risk type as follows:

I.	Trading: this item includes financial services for clients, trading operations and positioning mainly in fixed-income, equity, foreign currency products and shares.

II.	Balance sheets management: A risk management assessment aims to give stability to interest income from the commercial and economic value of the Bank, maintaining adequate levels of liquidity and solvency. The risk is measured by the balance sheets exposure to movements in interest rates and level of liquidity.

III.	Structural risks:

•	Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the Real (hedges of results).

•	Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.

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

Interest rate Risk

The following table aggregates by product the cash flows of the operations of our perimeter of companies that have interest income. The transactions are presented by the book balance at the closing date of the years 2018, 2017 and 2016. It is not associated with the risk management of changes in interest rates or indexer mismatches, which is done by monitoring metrics of Marketplace. However, it allows to evaluate the concentrations of term and possible risks and below it, the balances of the same products are presented at the redemption value at maturity, except for the line dealing with receivables and obligations linked to derivative contracts.

					2018
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	8,193	6,155	12,013	67,606	25,964	119,931
Debt instruments	5,359	5,192	8,294	58,363	23,460	100,668
Equity instruments	807	-	-	-	-	807
Trading derivatives	2,027	963	3,719	9,243	2,504	18,456
Other Financial Assets At Fair Value Through Profit Or Loss	677	9,091	368	16,702	3,577	30,415
Debt instruments	379	9,091	368	16,702	3,577	30,117
Equity instruments	298	-	-	-	-	298
Non-Current Assets Held For Sale	24	521	89	3,603	3,826	8,063
Reserves from Brazilian Central Bank	70,103	-	-	-	-	70,103
Loans and Receivables	27,387	101,441	35,900	85,318	60,966	311,012
Total	106,384	117,208	48,370	173,229	94,333	539,524

Interest-bearing liabilities:

Deposits from credit institutions	200,818	47,172	65,606	71,413	5,343	390,352
Subordinated debts	9,857	-	-	-	9,687	19,544
Marketable debt securities	13,353	20,875	14,612	30,138	9,715	88,693
Trading derivatives	1,104	1,370	3,257	9,673	3,322	18,726
Short positions	32,440	-	-	-	-	32,440
Total	257,572	69,417	83,475	111,224	28,067	549,755

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

					2017
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	5,541	1,779	6,556	29,968	10,194	54,038
Debt instruments	653	890	5,739	16,709	8,148	32,139
Equity instruments	490	-	-	-	-	490
Trading derivatives	4,398	889	818	13,259	2,046	21,410
Available-For-Sale Financial Assets	2,032	1,272	17,092	46,502	23,711	90,609
Debt instruments	925	1,272	17,092	46,502	23,711	89,503
Equity instruments	1,107	-	-	-	-	1,107
Other Financial Assets At Fair Value Through Profit Or Loss	72	13	50	479	1,008	1,622
Debt instruments	38	13	50	479	1,008	1,589
Equity instruments	33	-	-	-	-	33
Non-Current Assets Held For Sale	80	168	222	3,082	7,040	10,593
Reserves from Brazilian Central Bank	59,051	-	-	-	-	59,051
Loans and Receivables	22,033	81,275	34,430	86,645	71,453	295,835
Total	88,809	84,507	58,351	166,677	113,406	511,750

Interest-bearing liabilities:

Deposits from credit institutions	150,719	46,254	62,605	69,778	5,119	334,474
Subordinated debts	-	789	257	7,784	-	8,829
Marketable debt securities	4,436	36,208	12,313	15,544	847	69,348
Trading derivatives	4,618	659	504	12,243	2,285	20,310
Short positions	32,531	-	-	-	-	32,531
Total	192,304	83,909	75,679	105,349	8,251	465,492

					2016
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	26,960	5,242	4,593	31,938	14,917	83,650
Debt instruments	20,232	2,370	2,711	23,479	10,335	59,127
Equity instruments	397	-	-	-	-	397
Trading derivatives	6,331	2,872	1,882	8,459	4,582	24,126
Available-For-Sale Financial Assets	2,939	1,350	1,761	42,683	11,046	59,779
Debt instruments	954	1,350	1,761	42,683	11,046	57,794
Equity instruments	1,985	-	-	-	-	1,985
Other Financial Assets At Fair Value Through Profit Or Loss	80	14	50	486	981	1,611
Debt instruments	38	14	50	486	981	1,569
Equity instruments	42	-	-	-	-	42
Non-Current Assets Held For Sale	79	168	220	2,920	6,549	9,936
Reserves from Brazilian Central Bank	58,594	-	-	-	-	58,594
Loans and Receivables	16,435	99,924	32,590	79,467	68,120	296,536
Total	105,087	106,698	39,214	157,494	101,613	510,106

Interest-bearing liabilities:

Deposits from credit institutions	135,457	49,973	46,686	69,605	4,987	306,708
Subordinated debts	-	268	255	8,260	-	8,783

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Marketable debt securities	6,214	40,229	33,336	23,647	495	103,921
Trading derivatives	6,046	1,308	1,268	7,123	4,167	19,912
Short positions	31,551	-	-	-	-	31,551
Total	179,268	91,778	81,545	108,635	9,649	470,875

Currency Risk

			2018
			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	348,797	-	-	348,797
Loans and advances to customers	4,505	155	-	4,660
Investments in Foreign Subsidiaries and Dependence	45,345	3,390	-	48,735
Derivatives	231,240	18,163	2,490	251,893
Others	23,619	1,974	42	25,635
Total	653,506	23,682	2,532	679,720

Liabilities:	Dollar	Euro	Outros	Total

Funding in foreign currency	390,418	462	145	391,025
Derivatives	262,396	24,809	2,391	289,596
Others	1,007	-	-	1,007
Total	653,821	25,271	2,536	681,628

			2017
			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	54,380	11,684	10,377	76,442
Loans and advances to customers	3,818	321	-	4,139
Investments in Foreign Subsidiaries and Dependence	36,613	3,010	-	39,623
Derivatives	262,092	45,317	9,640	317,049
Others	46,200	13,028	6,237	65,465
Total	403,102	73,361	26,254	502,717

Liabilities:	Dollar	Euro	Outros	Total

Funding in foreign currency	32,962	3,047	17	36,025
Derivatives	277,358	54,633	9,294	341,284
Others	93,821	15,975	17,068	126,864
Total	404,140	73,654	26,378	504,173

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

			2016
			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	4,839	-	-	4,839
Loans and advances to customers	3,485	-	-	3,485
Investments in Foreign Subsidiaries and Dependence	34,337	2,662	-	36,999
Derivatives	166,626	24,173	11,241	202,040
Others	25,273	1,020	-	26,293
Total	234,560	27,855	11,241	273,656

Liabilities:	Dollar	Euro	Outros	Total

Funding in foreign currency	32,255	640	-	32,895
Derivatives	183,277	27,973	11,426	222,676
Others	19,198	-	104	19,302
Total	234,730	28,613	11,530	274,873

c.2) Methodologies

Trading

The Bank calculates its market risk capital requirement using a standard model provided by Bacen and the Internal Model.

The standard methodology applied to trading activities by the Banco Santander in 2018, 2017 and 2016 was the value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the efficient incorporation of the most recent events that condition the level of risk assumed.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

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

c.4) Liquidity risk

Liquidity risk is associated with the Bank's ability to finance purchase commitments at reasonable market prices and to carry out its business plans with stable sources of financing.

Liquidity Management of Santander Bank

For the control and liquidity management, the bank Santander uses short and long-term metrics and stress metrics that are capable of measuring the safe liquidity buffer so that the bank comfortably honors its obligations to the market and shareholders.

Then, we can cite:

Short-term metrics and liquidity stress:

a.	LCR

The Santander Bank uses the Liquidity Coverage Ratio (LCR) in its liquidity risk management. LCR is a short-term index for a 30 days stress scenario, results from the division of high quality assets and net outflows in 30 days.

The Total High Liquidity Assets – HQLA is composed mainly of Brazilian federal government bonds and compulsory returns. The net outflows are composed mainly of losses of deposits, offset in part by inflows, mainly loans.

b.	Liquidity stress scenarios:

The Liquidity management requires the analysis of financial scenarios in which potential problems whit liquidity are assessed, for which is necessary to construct and study scenarios in crisis situations. The model used for this analysis is the Stress Test

The stress test evaluate the financial structure of the institution and its capacity to resist and react to more extreme situations.

The purpose of the Liquidity Stress Test is to allow the simulation of adverse market conditions, making it possible to evaluate the impacts on the institution´s liquidity and ability to payments, in order to anticipate the solutions or even avoid positions that excessively liquidity in stress scenarios.

The scenarios are define from the analysis of market behavior during previous crisis, as well as future estimates. Four crisis scenarios are develop, with different intensities.

From the stress models analysis, the concept of minimum liquidity was define, which is sufficient to support liquidity losses for a determined day horizon in all simulated crisis scenarios.

Long-term metrics

Its objective is to measure the stability of sources of financing against the assets committed. The NSFR Metrics developed by BIS and adapted by the local regulator, which objective through determined percentages, to verify if the institution has stable source of funding to sustain its assets. This metrics has different weights by term and even with deployment in 2019, is calculate quarterly by the institution.

This metric has different weights by term and even with deployment in 2019, is calculate quarterly by the institution.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

c. Liquidity indicators

For to help management, some liquidity indicators are calculated on a monthly like a Concentration indexes of counterparties and by segments.

Clients Funding

The Bank has different funding sources, both in products and mix of clients, with a healthy distribution between the segments. The total of clients resources is currently in R$ 395 billion and presented an increase comparing with 2017 amount, highlighting the increasing of time deposit funding and the keeping of financial letters inventory.

					In millions of Reais
Customers Funding	2018			2017
	0 a 30 days	Total	%	0 a 30 days	Total	%
Demand deposits	18,854	18,854	100%	15,252	15,252	100%
Savings accounts	46,068	46,068	100%	40,570	40,570	100%
Time deposits	49,771	190,971	26%	39,549	170,570	23%
Interbank deposit	863	4,118	21%	622	3,244	19%
Funds from acceptances and issuance of securities	3,681	70,110	5%	4,436	69,348	6%
Borrowings and Onlendings	5,181	45,936	11%	5,606	48,304	12%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	9,857	19,666	50%	-	8,829	0%
Total	134,275	395,723	34%	106,035	356,117	30%

					In millions of Reais
Customers Funding				2016
				0 a 30 days	Total	%
Demand deposits				15,794	15,794	100%
Savings accounts				35,901	35,901	100%
Time deposits				24,452	150,686	16%
Interbank deposit				944	2,379	40%
Funds from acceptances and issuance of securities				6,304	105,120	6%
Borrowings and Onlendings				4,114	46,124	9%
Subordinated Debts / Debt Instruments Eligible to Compose Capital				-	8,784	0%
Total				87,509	364,788	23%

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Assets and liabilities in accordance with the remaining contractual maturities, considering the undiscounted flows are as follows:

					2018
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	7,388	6,199	12,162	80,590	52,584	158,923
Debt instruments	5,361	5,236	8,443	71,347	50,080	140,467
Trading derivatives	2,027	963	3,719	9,243	2,504	18,456
Other Financial Assets At Fair Value Through Profit Or Loss	379	9,230	379	18,666	6,037	34,691
Debt instruments	379	9,230	379	18,666	6,037	34,691
Non-Current Assets Held For Sale	24	558	126	3,904	5,119	9,731
Reserves from Brazilian Central Bank	70,103	-	-	-	-	70,103
Loans and Receivables	29,234	111,216	45,564	116,107	85,637	387,758
Total	107,128	127,203	58,231	219,267	149,377	661,206

Interest-bearing liabilities:

Deposits from credit institutions	198,259	46,926	67,142	79,161	8,819	400,307
Subordinated Debts / Debt Instruments Eligible to Compose Capital	9,857	-	-	-	9,687	19,544
Marketable debt securities	13,395	21,343	15,290	33,627	9,717	93,372
Trading derivatives	1,104	1,370	3,257	9,673	3,322	18,726
Short positions	32,440	-	-	-	-	32,440
Total	255,055	69,639	85,689	122,461	31,545	564,389

					2017
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	5,051	1,788	6,737	32,841	18,848	65,265
Debt instruments	654	899	5,919	19,582	16,801	43,856
Trading derivatives	4,398	889	818	13,259	2,046	21,410
Available-For-Sale Financial Assets	925	1,283	12,695	56,167	50,329	121,399
Debt instruments	925	1,283	12,695	56,167	50,329	121,399
Other Financial Assets At Fair Value Through Profit Or Loss	38	13	51	543	1,994	2,640
Debt instruments	38	13	51	543	1,994	2,640
Non-Current Assets Held For Sale	81	169	227	3,370	9,573	13,419
Reserves from Brazilian Central Bank	59,051	-	-	-	-	59,051
Loans and Receivables	74,887	93,587	45,397	117,084	84,560	415,515
Total	140,034	96,840	65,107	210,005	165,304	677,290

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Interest-bearing liabilities:

Deposits from credit institutions	150,979	50,936	66,571	84,274	8,191	360,951
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	807	257	7,784	-	8,848
Marketable debt securities	4,445	36,855	12,904	18,421	866	73,491
Trading derivatives	4,618	659	504	12,243	2,285	20,310
Short positions	32,531	-	-	-	-	32,531
Total	192,573	89,257	80,236	122,722	11,342	496,130

					2016
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	27,093	5,262	4,749	36,135	25,573	98,812
Debt instruments	20,762	2,390	2,867	27,676	20,991	74,686
Trading derivatives	6,331	2,872	1,882	8,459	4,582	24,126
Available-For-Sale Financial Assets	1,492	1,373	1,819	55,056	29,854	89,594
Debt instruments	1,492	1,373	1,819	55,056	29,854	89,594
Other Financial Assets At Fair Value Through Profit Or Loss	38	14	52	586	1,824	2,514
Debt instruments	38	14	52	586	1,824	2,514
Non-Current Assets Held For Sale	79	170	227	3,307	9,979	13,762
Reserves from Brazilian Central Bank	58,594	-	-	-	-	58,594
Loans and Receivables	18,151	112,337	42,763	106,518	82,770	362,539
Total	105,447	119,156	49,610	201,602	150,000	625,815

Interest-bearing liabilities:

Deposits from credit institutions	135,725	51,098	50,024	86,535	7,444	330,826
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	347	330	10,633	-	11,310
Marketable debt securities	6,234	41,431	35,390	27,344	521	110,920
Trading derivatives	6,046	1,308	1,268	7,123	4,167	19,912
Short positions	31,551	-	-	-	-	31,551
Total	179,556	94,184	87,012	131,635	12,132	504,519

Scenario analysis / Contingency plan

Based on the results obtained in the Stress Test, the bank draws up the Liquidity Contingency Plan, which constitutes a formal set of preventive and corrective actions to be trigger in times of liquidity crisis. The activation of the Plan results from the monitoring of internal parameters relate to the Bank´s market and liquidity conditions. These parameters serve identify different levels of crisis severity and, then, determine if there need to start the activation process.

After the crisis is identifies, a communication is established between the internal areas capable of carrying out the corrective actions and mitigating the problems originated.

These corrective actions are measures capable of generating liquidity to solve or mitigate the effects of the crisis and are decide into account their complexities, implementation deadlines and the term of the desired liquidity impact.

The parameters and measures of this Plan is review at any time, when necessary, however its maximum period of review is annual.

c.5) Structural foreign currency risk / Hedges of results / Structural equities risk

These activities are monitored by measuring positions, VaR and results.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

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

c.7) Risks and results

Financial Intermediation Activities

The average VaR from the Bank´s trading portfolio in 2018 ended in R$30.3 million. The dynamic management of this profile allows the Bank to change its strategy to capitalize the opportunities offered by a uncertain environment.

c.7.1) Asset and liability management (1)

Interest rate risk

Convertible currencies

At 2018 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Banco Santander portfolios was concentrated on the BRL interest rate curve was positive by R$200 million.

Also at 2018 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Banco Santander in the BRL interest rate curve was positive by R$1,861 million.

Quantitative risk analysis

The interest rate risk in balance sheets management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, was at the beginning of 2018 and 2017, reaching a maximum of R$292 million in January 2018. The sensitivity value decreased R$205 million during 2018, reaching a maximum of R$1,981 million in January. The main factors that occurred in 2017 and influenced in sensitivity were the volatility of the exchange rate (convexity effect), portfolio’s decay, update of implicit methodology on cash flow of the Bank’s products and liquidity.

Million of Reais
	2018	2017	2016
Sensibilities
Net Interest Margin	200	378	385
Market Value of Equity	1,861	2,066	1,680
Value at Risk - Balance
VaR	1,744	1,380	804

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

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the Banking and trading portfolio, for each one of the portfolio scenarios as of December 31, 2018.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Trading portfolio

		2018
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(752)	(11,854)	(23,708)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(1,091)	(15,747)	(31,494)
Inflation	Exposures subject to change in coupon rates of price indexes	(4,344)	(45,686)	(91,371)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(2,229)	(60,518)	(121,036)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(5,030)	(5,349)	(10,697)
Foreign currency	Exposures subject to foreign exchange	(10,926)	(273,156)	(546,313)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(328)	(2,138)	(4,277)
Shares and Indexes	Exposures subject to change in shares price	(3,028)	(75,711)	(151,422)
Commodities	Exposures subject to change in commodities' prices	(2)	(42)	(84)
Total (1)		(27,730)	(490,201)	(980,402)

(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking

		2018
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(48,019)	(821,285)	(1,636,606)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in Exchange of TR in TJLP	(22,042)	(364,231)	(551,674)
Inflation	Exposures subject to change in coupon rates of price indexes	(37,400)	(475,444)	(948,607)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(2,721)	(43,693)	(71,662)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(4,241)	(63,970)	(128,421)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(3,692)	(80,702)	(141,043)
Foreign Currency	Exposures subject to Foreign Exchange	(2,513)	(62,821)	(125,642)
Total (1)		(120,628)	(1,912,146)	(3,603,655)

(1) Amounts net of taxes.

Scenario 1: a shock of +10bps and -10bps in interest rate curves and 1% price variance (currency and stocks); are considered the greatest losses per risk factor;

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

d) Independent Structure

The Operational Risk & Internal Control area, subordinated to the Executive Vice-Presidency of Risks, operates independently as a second line of defense, supporting and challenging the first line of defense. They maintain persons, structure, standards, methodologies and tools to ensure the conduction and adequacy of the Operational Risk Control and Management Model in Santander.

The Management is an acting part and is aligned with the mission of the areas, recognizing, participating and sharing responsibility for the continuous improvement of the operational and technological risk management culture. Then they can ensure compliance with the established objectives and goals, as well as the security and quality of the products and services provided by the Bank.

The Bank's Board of Directors chose to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Reference Equity (PRE) related to operational risk.

d.1) Operational Risks & Internal Control

Its mission to Banco Santander is: To corroborate the fulfillment of the strategic objectives and the decision-making process, in the adaptation and fulfillment of the obligatory requirements, in maintaining the solidity, reliability, reduction and mitigation of losses due to operational risks, besides the implementation, dissemination of culture of operational risks.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

In the second half of 2014, was consolidated the adoption if the approaches by lines of defense, approved in the Executive Committee.

Defense Line Model

Operational Risks & Internal Control is the second line of defense in Santander's model and aims to maintain the fulfillment, alignment and compliance with corporate guidelines of the Santander group, the Basle Accord and resolutions of the National Monetary Council. Also acts in the control and challenge of the activities performed by the first line of Defense, contributing to its strengthening, vision of an integrated approach to risk management.

d.2) Comprehensiveness and Sustainability

The scope of operational risk control and management exceeds the allocation of regulatory capital, ensuring its sustainable development, including:

• Improvement of operational efficiency and productivity in the activities and processes.

• Compliance with existing regulations: Bacen, Susep, CVM, SEC, B³ and BIS, as well as new requirements and monitoring the timely fulfillment of requests from regulators.

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

d.3) Differential factor

The Operational Risks & Internal Control area invests in the development, training and updating of its professionals so they can keep up with changes in the business environment, in addition to offering training programs for other professionals through the intranet and on-site courses. Among the personal course, we highlight the achievement of training aimed at increasing culture of RO management, training for the capture of operational losses, among others.

This has made a significant contribution to the Bank consistently achieve its strategic and operational goals, by providing knowledge of the exposure to assumed operational risks and the controlled environment, maintaining the Bank’s low-risk profile and ensuring the sustainable development of its operations.

The Bank highlights:

• Mandatory training for all Banco Santander employees through e-learnings ("NetCursos"), addressing the issue of operational risks;

• The creation, dissemination and maintenance of Instruction Manuals, promoting corporate values and commitment;

• Coordination of the annual process for projecting losses caused by operational risks, defining action plans to reduce these losses and for accountability;

• Development of key risk indicators, aiming to monitor the main operational risks;

• Composition of lines of defense creating new functions for the role of ORM Networks: "“RPO-Risk Pro Officer” whose function is to report to the executive the follow-up of the topics of Operational Risk at the strategic level of the Executive Board, “RPA-Risk Pro Agent " and "OR Assist" covering the perimeter of RO and "experts" in cases where the operational risk is transverse to the organization.

d.4) Communication Policy

The Operational Risks & Internal Control area is part of Santander’s governance structure and produces a series of specific monthly reports for management detailing events that occurred, the main activities undertaken, and the corrective and precautionary action plans identified and monitored, ensuring transparency and providing knowledge for governance forums.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

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

The institution has applied the internal models based ratings methodology (AIRB) of Basel II in part of its portfolios, in compliance with regulatory requirements.

The additional capital requirements derived from the self-assessment process (Pillar II) should be compensated by the risk profile that characterizes the Bank's business activities (low average risk), due to its focus on Commercial Bank (small and medium-sized enterprises and Individuals) and the diversification of the business. The Pillar II which considers the impact of risks not addressed under Pillar I (regulatory capital) and the benefits arising from the diversification among risks, businesses and geographical locations.

Regarding the other risks addressed under Pillar I of Basel II, Banco Santander was approved for the use of internal models for market risk and will remain using the standardized method for operational risk, since it considers the premature use of advanced models (AMA) for this purpose. Regarding the Market Risk, Banco Santander was approved to the use of Internal Models in February 2018 and started to disclose the capital by this method from May 2018.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

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

The Internal Audit is responsible for evaluating and reviewing the internal validation methodology and work and issues opinions with an effective level of autonomy. Internal Audit (third line of defense), as the ultimate control function in the Group, should (i) periodically assess the adequacy of policies, methods and procedures and (ii) confirm that they are effectively implemented in the management.

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

g.2) The Economic Capital Model

In calculating the economic capital, it is the Bank's definition of losses to be covered. Thus, it is used a confidence interval necessary to ensure business continuity. The confidence interval for the Banco Santander is 99.90% higher than required by Basel II.

The risk profile in Brazil is distributed by Credit risk, Market, ALM, Business, Operations and materials assets. However, to successfully anticipate the changes proposed in Basel III, new risks have been incorporated to model: Intangibles, pension funds (defined benefit) and deferred tax assets, which allow the Bank to adopt a position even more conservative and prudent.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

% Capital	2018	2017	2016
Risk Type	New Methodology	New Methodology	New Methodology
Credit	72%	70%	62%
Market	2%	4%	5%
ALM	8%	4%	9%
Business	6%	8%	8%
Operational	5%	6%	6%
Fixed Assets	1%	2%	2%
Intangible Assets	0%	1%	1%
Pension Funds	1%	1%	1%
Deferred Tax Assets	5%	4%	6%
TOTAL	100%	100%	100%

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

Among these variables are:

1 – Counterparty rating;

2 – Maturity;

3 – Guarantees;

4 – Type of financing;

The economic value added is determined by the cost of capital. To create value for shareholders, the minimum return operation must exceed the cost of capital of Banco Santander.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

APPENDIX I – RECONCILIATION OF STOCKHOLDERS’ EQUITY AND NET INCOME - BRGAAP vs IFRS

The table below presents a conciliation of stockholders' equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousand of Reais	Note	2018	2017	2016

Shareholders' equity attributed under to the Parent Brazilian GAAP		65,233,743	59,499,954	57,771,524
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	i	8,344	18,301	643
Reclassification of available-for-sale financial instruments	j	-	34,818	23,180
Reclassification of fair value through other comprehensive income	k	72,980	-	-
Impairment of loans and receivables	a	-	(71,091)	124,787
Impairment of financial assets measured at amortized cost	a	(1,483,043)	-	-
Remensurations, Debt instruments, due to reclassifications IFRS 9		26,274	-	-
Category transfers - IAS 39	b	-	351,132	608,897
Category transfers - IFRS 9	b	(619)	-	-
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	851,629	664,204	297,720
Reversal of goodwill amortization	d	26,764,529	26,592,852	25,122,573
Realization on purchase price adjustments	e	631,120	702,436	778,882
Recognition of fair value in the partial sale in subsidiaries	f	112,052	112,052	112,052
Option for Acquisition of Equity Instrument	g	(1,323,994)	(1,287,240)	(1,017,000)
Goodwill acquisition Santander Services (Santusa)	h	(269,158)	(298,978)	-
Tax Credit with realization over 10 years		322,539	62,539	-
Others		56,479	269,728	263,797
Shareholders' equity attributed to the parent under IFRS		91,002,875	86,650,707	84,087,055
Non-controlling interest under IFRS		592,585	436,894	725,504
Shareholders' equity (including non-controlling interest) under IFRS		91,595,460	87,087,601	84,812,559

Thousand of Reais	Note	2018	2017	2016

Net income attributed to the Parent under Brazilian GAAP		12,166,145	7,996,577	5,532,962
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	i	(11,974)	18,775	7,960
Reclassification of available-for-sale financial instruments	j	-	(46,160)	(39,234)
Reclassification of fair value through other comprehensive income	k	28,419	-	-
Impairment on loans and receivables	a	-	(195,878)	(8,091)
Impairment of financial assets measured at amortized cost	a	140,557	-	-
Remensurations, Debt instruments, due to reclassifications IFRS 9		(5,360)	-	-
Category transfers - IAS 39	b	-	(219,829)	(45,314)
Category transfers - IFRS 9	b	(16,195)	-	-
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	187,425	366,484	148,450
Reversal of goodwill amortization	d	171,677	1,470,279	1,755,750
Realization on purchase price adjustments	e	(71,316)	(76,446)	(76,247)
Option to Acquire Own Equity Instrument	g	(143,194)	(270,240)	-
Goodwill acquisition Santander Services (Santusa)	h	29,820	-	-
Others		(153,527)	(182,037)	58,327
Net income attributed to the parent under IFRS		12,322,477	8,861,525	7,334,563
Non-controlling interest under IFRS		217,441	213,984	130,355
Net income (including non-controlling interest) under IFRS		12,539,918	9,075,509	7,464,918

a) Impairment on loans and receivables and financial assets measured at amortized cost:

In 2018, refers to the adjustment resulting from the estimate of the expected loss and losses on the portfolio of loans and receivables subject to impairment, loan commitments to be released and financial guarantee contracts, which was determined based on the criteria described in the accounting practice and compliance in the history of impairment and other circumstances known at the time of the evaluation, in accordance with the guidance provided by IAS 39 and IFRS 9 (in 2016 and 2017 refer to the resulting adjustment of the estimate of loss incurred in accordance with IAS 39, normative then effective.) "Financial Instruments: Recognition and Measurement". These criteria differ in certain aspects from the criteria adopted by BRGAAP, which use certain regulatory limits defined by the Central Bank (Bacen), in addition to the difference in the scope of calculation of these losses, which for the purposes of IFRS considers assets other than those In the Financial Statements under IFRS, this effect considers the impact related to the provisions of certain debt instruments, which for the purposes of BRGAAP are treated as Securities.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

b) Categories of financial assets

As detailed in the accounting practices note, IFRS9 provides for the definition of the business models associated with each portfolio, as well as the performance of the SPPI test - if the returns of that asset are exclusively principal and interest, for classification in the categories of financial assets. BRGAAP provides for certain differences in the categorization of these financial assets, as well as establishing as an indicator the Management's intention for classification to be made. The criteria for reclassification between categories are also different between the two accounting practices.

c) Deferral of financial fees, commissions and other costs under effective interest rate method:

Under IFRS, financial fees, commissions and other costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in the income statement over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognized directly as income when received or paid.

d) Reversal of goodwill amortization:

Under BRGAAP, goodwill is systematically amortized over a period of up to 10 years, subject to the impairment test at least once a year or in a shorter period, in the event of any additional evidence. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

e) Realization on purchase price adjustments:

As part of the allocation of the purchase price related to the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the allocation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is recognized by its average realization period.

The amortization of the identified intangible assets with finite lives over their estimated useful lives.

f) Recognition of fair value in the partial disposal of investments in subsidiaries

Under IFRS 10 "Consolidated Financial Statements" on partial disposal of a permanent investment when control is lost, the fair value is recognized over the remaining portion is remeasured at its fair value, the effect of this update being recognized in result (Webmotors). Under BRGAAP, this type of operation, ongoing participation is registered by its book value.

g) Option for Acquisition of Equity Instrument

Within the context of transaction, Banco Santander has granted to the members of Getnet S.A. and Banco Olé Consignado a put option over all shares of Getnet S.A. and Banco Olé Consignado held by them. The overall out in IAS 32, a financial liability was recognized for this commitment, with a specific charge in a heading in stockholders' equity in the amount of R$950 million and R$67 million, respectively. Subsequently, the options have been updated and their effect is recognized in income.

h) Santander Serviços goodwill (Santusa)

According to the IFRS 3 "Business Combination", when the owner acquires more shares or other equity instruments of an entity already controlled, it shall consider such amount as an equity reduction. According to the BRGAAP this amount shall be registered in the asset as goodwill or discount on the acquisition of the investment, which is the difference between the acquisition cost and the equity amount of the shares.

i) Reclassification of financial instruments at fair value through profit or loss

Under BRGAAP, all loans, financing and deposits are recorded at amortized cost. In IFRS, in accordance with IFRS 9 "Financial Instruments: Recognition and Measurement", financial assets may be measured at fair value and included in the category "Other financial assets at fair value through profit or loss", in order to eliminate or significantly reduce accounting mismatches ( accounting mismatch) of recognition or measurement derived from the measurement of assets or liabilities or from the recognition of gains or losses on these assets / liabilities on a number of bases, which are managed and their performances valued at fair value. Accordingly, the Bank classified loans, financing and deposits that meet these parameters as "fair value through profit or loss", as well as certain debt instruments classified as "available for sale" in BRGAAP. The Bank opted for this classification base in IFRS, since it eliminates an accounting mismatch in the recognition of revenues and expenses.

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

k) Reclassification of financial assets measured at fair value through other comprehensive income

According to the BRGAAP, the Bank registers some investments, for example, debt instruments initially measured at amortized cost and equity instruments at cost. At the time of this balance sheet, the management reviewed the managing strategy of its investments and according to Bacen Circular 3.068, the debt instruments were reclassified to "trading" measured at fair value with changes in the income statement. According to the IFRS, the Bank is classifying this investments as financial assets measured at fair value through other comprehensive income them at fair value with changes in "other comprehensive income", in line with IFRS 9 "Financial Instruments ", which does not allow the reclassification of any financial instrument to fair value with changes in the income statement after the initial recognition.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

APPENDIX II – STATEMENTS OF VALUE ADDED

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

	2018		2017			2016
Thousand of Reais
Interest and similar income	70,478,393		71,418,349			77,146,077
Net fee and commission income	14,132,159		12,721,868			10,977,596
Impairment losses on financial assets (net)	(12,713,435)		(12,338,300)			(13,301,445)
Other income and expense	(6,861,406)		(3,043,565)			(751,727)
Interest expense and similar charges	(28,557,051)		(36,471,860)			(46,559,584)
Third-party input	(7,219,152)		(6,728,881)			(5,804,939)
Materials, energy and others	(544,237)		(495,913)			(510,961)
Third-party services	(5,572,127)		(5,107,077)			(4,589,468)
Impairment of assets	(508,310)		(456,711)			(114,321)
Other	(594,478)		(669,180)			(590,189)
Gross added value	29,259,508		25,557,611			21,705,978
Retention
Depreciation and amortization	(1,739,959)		(1,662,247)			(1,482,639)
Added value produced	27,519,549		23,895,364			20,223,339
Added value received from transfer
Investments in affiliates and subsidiaries	65,958		71,551			47,537
Added value to distribute	27,585,507		23,966,915			20,270,876
Added value distribution
Employee	8,185,896	29.7%	7,908,746	33.0%		7,378,374	36.4%
Compensation	5,863,584		5,795,579			5,455,374
Benefits	1,534,560		1,421,910			1,397,711
Government severance indemnity funds for employees - FGTS	448,699		413,871			352,939
Other	339,053		277,386			172,350
Taxes	5,813,381	21.1%	6,131,544	25.6%		4,659,989	23.0%
Federal	4,864,176		5,481,969			4,101,629
State	224		1,260			717
Municipal	948,981		648,315			557,643
Compensation of third-party capital - rental	786,312	2.9%	788,577	3.3%		767,595	3.8%
Remuneration of interest on capital	12,799,918	46.4%	9,138,048	38.1%		7,464,918	36.8%
Dividends and interest on capital	6,600,000		6,300,000			4,550,000
Profit Reinvestment	5,982,477		2,624,064			2,784,563
Profit (loss) attributable to non-controlling interests	217,441		213,984			130,355
Total	27,585,507	100.0%	23,966,915	100.0%	-	20,270,876	100.0%